Form 20-F
period 2002-12-31
DEUTSCHE TELEKOM AG
filed 2003-04-17
CIK 946770

As filed with the Securities and Exchange Commission on April 17, 2003

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14540

Deutsche Telekom AG

(Exact Name of Registrant as Specified in its Charter)

Germany

(Jurisdiction of Incorporation or Organization)

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

(Address of Registrant’s Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, no par value	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.**

€2,250,000,000 6.125% Notes due 2005	€750,000,000 6.625% Notes due 2010	€2,500,000,000 7.500% Notes due 2007
€2,000,000,000 8.125% Notes due 2012	£625,000,000 7.125% Notes due 2005	£300,000,000 7.125% Notes due 2030
$3,000,000,000 7.750% Notes due 2005	$3,000,000,000 8.000% Notes due 2010	$3,500,000,000 8.250% Notes due 2030
$500,000,000 9.250% Notes due 2032	¥90,000,000,000 1.500% Notes due 2005

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, no par value: 4,195,081,597 (as of December 31, 2002)

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

      Indicate by check mark which financial statement item the registrant has elected.

Item 17 ☐          Item 18 ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares.
**	Issued by Deutsche Telekom International Finance B.V. and guaranteed by Registrant.

DEFINED TERMS

      Deutsche Telekom AG is a corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us” and “our” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

GERMAN GAAP

      Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the German Commercial Code (HGB — German GAAP). See notes (40) through (43) to our consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 included in this Annual Report for a description of the principal differences between German GAAP and U.S. generally accepted accounting principles (U.S. GAAP), as they relate to us and our consolidated subsidiaries, and a reconciliation of net income and shareholders’ equity to U.S. GAAP.

FORWARD-LOOKING STATEMENTS

      This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

•	financial projections and estimates and their underlying assumptions;

•	statements regarding plans, objectives and expectations relating to future operations, products and services;

•	statements regarding the potential consequences of our debt reduction and liquidity improvement initiatives;

•	statements regarding the potential impact of regulatory actions on our financial condition and operations;

•	statements regarding our prospective share of new and existing markets;

•	statements regarding the possible effects of adverse determinations in litigation, investigations, contested regulatory proceedings and other disputes;

•	statements regarding general industry and macroeconomic growth rates and our performance relative to them; and

•	statements regarding our future performance.

      Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. The “Risk Factors” discussion in Item 3, “Strategy” discussion in Item 4, and “Operation and Financial Review and Prospects — Outlook for 2003” discussion in Item 5 in particular contain numerous forward-looking statements, although such statements also appear elsewhere in this Annual Report.

      Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors:

•	risks and uncertainties relating to the benefits anticipated from our international expansion, particularly in the United States;

•	risks and costs associated with integrating our acquired businesses and with selling or combining businesses or other assets;

•	the progress of our domestic and international investments, joint ventures and alliances;

•	the level of demand for telecommunications services, particularly for wireless telecommunications services, access lines, traffic and new higher-value products and services;

•	competitive forces, including pricing pressures, technological developments and alternative routing developments;

•	our ability to gain or retain market share in the face of competition from existing and new market entrants;

•	our ability to secure the licenses needed to offer new services given the cost of these licenses and related network infrastructure build-outs, particularly with respect to our Universal Mobile Telecommunications System (UMTS) licenses;

•	the effects of price reduction measures and our customer acquisition and retention initiatives, particularly in the fixed-line voice telephony business, the mobile telecommunications business and our other interconnection businesses;

•	regulatory developments and changes, including with respect to the levels of tariffs, terms of interconnection, customer access and international settlement arrangements;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	the success of new business, operating and financial initiatives, many of which involve substantial start-up costs and are untested, and of new systems and applications, particularly with regard to the integration of service offerings;

•	concerns over health risks associated with the use of wireless handsets and other health and safety risks related to radio frequency emissions;

•	the effects of industry consolidation on the markets in which we operate, particularly with respect to our mobile and leased lines businesses;

•	the progress and degree of success of our debt reduction and liquidity improvement initiatives;

•	the availability, terms and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays;

•	the level of demand in the market for our debt instruments and our shares and for the debt instruments and shares of our subsidiaries and associated companies, as well as for assets which we may decide to sell, which may affect our financing and acquisition strategies;

•	the development of the German real estate market in view of our goal of monetizing a significant portion of our large real estate portfolio;

•	our ability to achieve cost savings and realize productivity improvements;

•	our ability to attract and retain qualified personnel, particularly in light of our cost reduction efforts;

•	risks of infrastructure failures or damage due to external factors, including natural disasters, intentional wrongdoing, sabotage, acts of terrorism or similar events;

•	the effects of foreign exchange rate fluctuations, particularly in connection with subsidiaries operating outside the euro zone; and

•	changes in general economic conditions, government and regulatory policies, new legislation and business conditions in the markets in which we and our affiliates operate.

      Certain of these factors are discussed in more detail elsewhere in this Annual Report, including, without limitation, in Item 3, Item 4 and Item 5. We caution investors that the foregoing list of important factors is not exhaustive. When reviewing forward-looking statements contained in this document, investors and others should carefully consider the foregoing factors as well as other uncertainties and events and their potential impact on operations and businesses.

      Certain information in this Annual Report was provided by external sources. Due to the rapid changes in our industry, it is possible that some of this information is no longer accurate. Assessments of market share in particular involve the use of information released by our competitors or estimated by third parties or us.

PART I

ITEM 1.     Identity of Directors, Senior Management and Advisors

      Not applicable.

ITEM 2.     Offer Statistics and Expected Timetable

      Not applicable.

ITEM 3.     Key Information

SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial and operating information. This selected consolidated financial and operating information should be read together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto that are included elsewhere in this Annual Report. Unless otherwise indicated, all amounts are in accordance with German GAAP.

      The selected consolidated financial information as of and for each of the five years ended December 31, 1998 through 2002 are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft and PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft in the case of the periods ended and at December 31, 2002 and 2001, and by PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft in the case of the periods ended and at December 31, 2000, 1999 and 1998.

Selected Consolidated Financial Data of the Deutsche Telekom Group

	Change
	2002/2001(1)	2002	2001	2000	1999	1998

Earnings position (billions of euro)
Net revenue	11.1%	53.7	48.3	40.9	35.5	35.1
Changes in inventories and other own capitalized costs	(39.2)%	0.5	0.9	0.9	0.9	1.0
Other operating income	(41.1)%	3.9	6.6	11.0	1.9	2.1
Goods and services purchased	7.0%	14.4	13.5	12.0	7.7	5.5
Personnel costs	11.3%	13.5	12.1	9.7	9.2	9.2
Depreciation and amortization	142.3%	36.9	15.2	13.0	8.4 (2)	9.0 (2)
Other operating expenses	16.1%	14.1	12.2	10.4	6.9	6.1
Financial income (expense), net	(12.6)%	(6.0)	(5.3)	(1.2)	(2.9)	(3.3)
Results from ordinary business activities before taxes	n.m.	(26.8)	(2.5)	6.5	3.2	5.1
Extraordinary losses	n.m.	—	—	(0.2)	(0.2)	—
Taxes	n.m.	2.5	0.8	0.3	1.4	2.7
Net income (loss)	n.m.	(24.6)	(3.5)	5.9	1.3	2.2
Assets and liabilities (billions of euro)
Noncurrent assets	(24.0)%	111.5	146.7	106.6	82.0	66.5
Current assets, prepaid expenses, deferred charges	(19.9)%	14.3	17.8	17.6	12.6	12.8
Shareholders’ equity	(46.6)%	35.4	66.3	42.7	35.7	25.1
Accruals	(12.6)%	16.1	18.4	11.4	9.3	8.3
Debt	(5.9)%	63.0	67.0	60.4	42.3	39.9
Other liabilities and deferred income	(12.0)%	11.3	12.8	9.7	7.3	6.0
Total assets	(23.5)%	125.8	164.5	124.2	94.6	79.3
Cash flow (billions of euro)(3)
Net cash provided by operating activities	4.4%	12.5	11.9	10.0	9.6	13.5
Net cash used for investing activities	(88.3)%	(10.0)	(5.4)	(27.7)	(18.7)	(7.5)
Net cash provided by (used for) financing activities	28.6%	(3.4)	(4.8)	17.9	8.0	(6.8)
Capital expenditures	(29.8)%	7.6	10.9	23.5	6.0	4.8
Figures in accordance with U.S. GAAP (billions of euro)
Net income (loss)	n.m.	(22.1)	0.5	9.3	1.5	2.2
Total assets	(17.5)%	149.4	180.7	135.2	97.5	81.5
Total long-term liabilities	8.2%	71.1	65.6	51.9	39.4	39.7
Shareholders’ equity	(38.6)%	45.4	73.7	46.1	37.6	26.9
Ratios and selected data
Employees at balance sheet date (thousands)	(0.4)%	256	257	227	196	196
Revenue per employee (thousands of euro)(4)	5.5%	210	199	201	183	173
Earnings (loss) per share/ADS in accordance with HGB (euro)(5)	n.m.	(5.86)	(0.93)	1.96	0.43	0.82
Earnings (loss) per share/ADS in accordance with U.S. GAAP — basic and diluted (euro)(5)	n.m.	(5.31)	0.14	3.06	0.53	0.81
Weighted average number of shares outstanding (millions)	12.9%	4,195	3,715	3,030	2,884	2,743
Dividend per share/ADS (euro)(6)	(100.0)%	—	0.37	0.62	0.62	0.61
Dividend per share/ADS (USD)(7)	(100.0)%	—	0.34	0.53	0.58	0.64
Equity ratio (%)(8)	(28.7)%	28%	39%	33%	36%	30%

n.m. — not meaningful

(1)	Change from 2001 to 2002 on the basis of the more exact figures expressed in millions.
(2)	Including depreciation of value-added tax capitalized prior to January 1, 1996.
(3)	In accordance with the statement of cash flows.
(4)	Calculated on the basis of the average number of employees for the year without trainees/ student interns.
(5)	Based on dividing net income (loss) by the weighted average number of ordinary shares outstanding. The share/ADS ratio is 1:1.
(6)	Proposed dividend for 2002. Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid.
(7)	Dividend amounts have been converted into U.S. dollars at the noon buying rate for the relevant dividend payment date, which occurs during the second quarter of the following year.
(8)	The ratio equals total stockholders’ equity divided by total assets.

Exchange Rates

      Beginning the first quarter of 1999, we began publishing our consolidated financial statements in euros and, unless otherwise indicated, all amounts in this document are expressed in euros. Amounts stated in euros appearing in this document for periods prior to December 31, 1998 have been converted from Deutsche marks at the official fixed conversion rate of EUR 1.00 = DM 1.95583.

      As used in this document, “euro” or “EUR” means the new single unified currency that was introduced in the Federal Republic of Germany (referred to as the Federal Republic) and ten other participating member states of the European Union on January 1, 1999. “Deutsche mark” or “DM” means the currency that was the lawful currency of the Federal Republic before it was replaced by the euro. “U.S. dollar” or “USD” means the lawful currency of the United States of America. As used in this document, the term “noon buying rate” refers to the rate of exchange for either Deutsche mark or euro, expressed in U.S. dollar per Deutsche mark or euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Unless otherwise stated, conversions of euro into U.S. dollars have been made at the rate of EUR 1.0485 to USD 1.00, which was the noon buying rate on December 31, 2002.

      Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the consolidated financial statements under “Consolidation principles — Foreign currency translation.”

      In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per euro for our fiscal years. As the euro did not exist prior to January 1, 1999, the exchange rates in the table for 1998 do not represent actual exchange rates between the euro and the U.S. dollar. Instead, they represent exchange rates for Deutsche marks into U.S. dollars converted into euro using the fixed conversion rate of EUR 1.00 per DM 1.95583. The exchange rate between the U.S. dollar and the Deutsche mark reflected in the table below might have been different from the exchange rate that would have existed between the U.S. dollar and the euro during such period, had the euro been in existence.

      The following table sets forth, for the periods indicated, the average, high, low or period-end noon buying rates for the euro expressed in U.S. dollars per EUR 1.00.

Year or month	Average(1)	High	Low	Period-End

	(in USD per euro)
1998	1.1120	1.2178	1.0548	1.1733
1999	1.0588	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
October		0.9881	0.9708	0.9881
November		1.0139	0.9895	0.9932
December		1.0485	0.9927	1.0485
2003
January		1.0861	1.0361	1.0739
February		1.0875	1.0708	1.0779
March		1.1062	1.0545	1.0900
April (through April 11, 2003)		1.0904	1.0621	1.0751

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

           On April 11, 2003, the noon buying rate was USD 1.0751 per EUR 1.00.

           Since January 4, 1999, our shares have traded on the German stock exchanges in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the German stock exchanges and, as a result, are likely to affect the market price of the Deutsche Telekom American Depositary Shares, or ADSs, on the New York Stock Exchange. If we were to declare cash dividends, they would be declared in euros, and exchange rate fluctuations would affect the U.S. dollar amounts you would receive if you are a holder of American Depositary Receipts (“ADR”) evidencing ADSs on conversion of cash dividends on the shares represented by your ADSs.

RISK FACTORS

      In addition to the other information contained in this Annual Report, investors in our securities should consider carefully the risks described below. Our financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only risks facing us. Additional risks not currently known to us or risks that we currently regard as immaterial could also have a material adverse effect on our financial condition or results of operations.

      The following discussion contains a number of forward-looking statements. Please refer to the “Forward-Looking Statements” discussion at the front of this Annual Report for cautionary information.

We may not be able to achieve our financial and operating objectives.

      We plan to reduce our indebtedness and strengthen our cash flows. We intend to achieve this by increasing consolidated net revenues, increasing operating efficiencies and capital expenditure control measures and selling non-core assets. We cannot guarantee, however, that our financial and operating goals for 2003 can be achieved. Many aspects of our goals for 2003 depend on circumstances beyond our control, including the development of asset values in Germany and elsewhere, the availability and cost of financing for prospective acquirers of assets, changes in currency exchange and interest rates, general economic conditions in the markets in which we operate, and the actions and reactions of regulators, labor unions, suppliers and competitors. Additionally, proposed legislation in Germany concerning the reduction of tax preferences, if adopted in 2003, could increase our cash tax expenditures in 2003 and in future years, resulting in less available cash for debt reduction.

      A delay or decline in investments in network and service roll-out may have a negative effect on the expected growth rates of new services. Resultant adverse effects on our estimates of future cash flows could cause us to be required to depreciate significantly the value of related assets.

      Meaningful delays or difficulties in the progress of our financial and operating goals may adversely affect our credit standing and the market price of our securities.

Our credit ratings have been recently downgraded and may be further downgraded, which may increase the cost of our debt and may reduce our access to financial markets.

      On January 10, 2003, Moody’s Investors Service Ltd. downgraded our senior unsecured debt ratings to Baa3 and our short-term debt ratings to Prime 3, both with a stable outlook. Pursuant to the terms of certain of our debt instruments, if Standard & Poor’s were to reduce its rating of our senior unsecured debt below the current BBB+ level, our annual interest costs on such debt would increase. We may be subject to rating downgrades by Moody’s, Standard & Poor’s or other rating agencies in the future, which may also result in this or other increases in our interest costs. For example, if we are unable to reduce our indebtedness or strengthen our cash flows, at a pace or in a manner the rating agencies find satisfactory, our credit ratings may be further downgraded. Further downgrades would likely increase our financing costs, may complicate the refinancing of our existing indebtedness and could cause difficulties in raising funds required to finance the capital expenditures necessary to maintain or expand our business. Because of our substantial debt burden and the need to refinance portions of it over time, it is of considerable importance that we retain the confidence of our creditors. Financial difficulties encountered by other telecommunications operators may, in this regard, adversely affect financial market perceptions of us. We can offer no assurances as to future actions by the rating agencies, which are likely to be influenced strongly by, among other things, their perception of the state of our efforts to reduce our indebtedness and strengthen our cash flows and our general business prospects.

      Certain of our bank debt agreements contain a financial covenant and a variety of other covenants and representations. A breach of those covenants or representations could result in the acceleration of the payment of the amounts owed under the agreements or loss of the availability of the credit lines under the agreements. For further information, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

We may not be able to realize the benefits expected from our investment in UMTS and related capital expenditures.

      We have invested more than EUR 15 billion in licenses for the next generation mobile communications standard, Universal Mobile Telecommunications System, or UMTS, and have invested and expect to invest substantial amounts over the next several years in the construction of UMTS networks. The economic success of these investments will depend on the acceptance of UMTS technology as a mobile telecommunications standard, the availability of data services and applications based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume, the costs associated with such services (including required equipment), and the timing of the introduction of such services. We cannot guarantee market acceptance of the UMTS services and applications offerings; we also cannot guarantee whether such services and offerings can be provided to customers on a cost-effective basis or whether we will achieve a profitable return on our investment. Customer acceptance of new mobile data services may increase slowly because the value-added by those services may not be recognized or viewed as good value for money. The level of demand for UMTS services may not justify the costs of establishing and providing such services. These costs include the costs of acquiring UMTS licenses, the costs of constructing, maintaining and upgrading UMTS networks, the costs of promoting demand for UMTS services through advertising, handset subsidies and other promotional measures and the costs of purchasing content for UMTS-based services in a competitive environment. The level of demand for UMTS services could be adversely affected by an early, unsuccessful launch of UMTS services by competitors. It could also be affected by competitive technologies, particularly in high traffic urban settings. We are and may in the future be subject to contractual obligations with respect to licenses and commitments (including coverage obligations) with joint venture and strategic partners. In addition, any delays in providing UMTS services (due to problems associated with suppliers of UMTS network components, difficulties in network construction, the unavailability of adequate UMTS-compatible handsets in sufficient supply, the lack of marketable applications or the failure to fulfill criteria specified in our UMTS licenses) could adversely affect the level or timing of revenues generated by UMTS services.

      We cannot provide any assurance of an economic return on UMTS licenses and networks, or even that such investments will be recovered, or as to the timing of any returns on these investments. If we find in the future that our current expectations concerning future cash flows from UMTS services are not likely to be met, the carrying value of our UMTS licenses will be adversely affected. Further, dispositions by our competitors of UMTS licenses or portions of such licenses at prices significantly below the original acquisition costs could give the purchasers much lower investment costs than ours and could also have a material adverse effect on our ability to remain competitive. This could, in turn, adversely affect our results of operations and return on investment from this technology.

We may not be able to realize the benefits we expect from our investments in T-Mobile USA/Powertel and other subsidiaries.

      In May 2001, we acquired VoiceStream Wireless Corporation and Powertel, Inc. (collectively referred to herein as T-Mobile USA/Powertel) in exchange for an amount of our shares having a market value on the acquisition date of EUR 28.7 billion plus EUR 4.9 billion in cash. In 2002, we wrote down EUR 18 billion relating to licenses and goodwill of T-Mobile USA/Powertel. Amortization of remaining goodwill, and depreciation and amortization of assets acquired in this transaction, will have a substantial impact on our results of operations in coming years.

      In the United States, T-Mobile USA/Powertel competes with providers of PCS, cellular and other wireless telecommunications services, including nationwide wireless operators Verizon Wireless Inc., Cingular Wireless LLC, AT&T Wireless Services, Inc., Sprint PCS and Nextel Communications, Inc., and other regional wireless operators. Many of these competitors have substantially greater financial resources than T-Mobile USA/Powertel, and several operate in multiple segments of the industry. With so many companies targeting many of the same customers, T-Mobile USA/Powertel might not be able to successfully attract and retain customers and expand its subscriber base and revenues and as a result, our profit margins may decrease. T-Mobile USA/Powertel also may not be able to acquire the necessary spectrum coverage to expand its subscriber base as desired in the long term. T-Mobile USA/Powertel expects to incur significant operating losses and to generate negative cash flow from operating activities at least in the next year while it continues to develop and construct its systems and expand its subscriber base. As a response to the intensifying competition, the need for cost reduction and the requirements for additional radio spectrum coverage, we believe that the industry may consolidate further in the future. This may produce larger and more formidable competitors who have a greater financial capability to continue to reduce prices which, in turn, would place additional downward pressure on margins. T-Mobile USA/Powertel shares a network with Cingular Wireless in California, Nevada and the New York City metropolitan area, via a joint venture. T-Mobile USA/Powertel would likely have to undertake significant capital expenditures to build its own network in California and Nevada if this joint venture terminates.

      We have made substantial investments in subsidiaries and associated companies in addition to T-Mobile USA/Powertel in both the telecommunications business and the information technology business during the past several years, such as our acquisition of debis Systemhaus GmbH (debis Systemhaus) from DaimlerChrysler AG. We may not be able to recover all of the acquisition costs relating to those entities or all of the further capital expenditures made with respect to those entities. Additionally, we cannot provide any assurance that we will achieve attractive returns, if any, on such investments.

We face intense competition in all areas of our business, which could have an adverse effect on our financial condition and results of operations.

          Fixed-Line Network

      The level of competition in the fixed-line network voice telephony business is significantly influenced by decisions of the national telecommunications regulator in each country in which we operate. In Germany, we have faced intense price competition that resulted in drastic declines in prices and in our market share since 1998, particularly in the areas of international and domestic long-distance calls. In addition, competition in the markets for regional and local calls and for access is intensifying. Telecommunications regulators could take decisions that would lead to further competition and declines in prices or in market share or both. See “Item 4. Information on the Company — Description of Business Divisions — T-Com.”

          Mobile

      In the mobile communications business, competition based on handset subsidies has diminished in most of our European markets, but competition based on price, subscription options offered, applications offerings, coverage and service quality remains intense. As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention. Since customer acquisition and retention expenses are substantial, significant customer defections would have an adverse effect on our results of operations. As we proceed with the introduction of our UMTS services offerings, the need to attract customers to the services may lead to renewed intensification of competition based on handset subsidies or otherwise.

      In the United States, market penetration has not yet reached European levels. However, T-Mobile USA/Powertel faces significant competition from several PCS or cellular telecommunications service providers in each of its markets, and it has the smallest customer base of the six national wireless carriers. As a result of this intense competition, the need for cost reduction and the requirements for additional radio spectrum coverage, we believe that the U.S. wireless industry may consolidate further in the future. This may produce larger and more formidable competitors who have a greater financial ability to continue to reduce prices. As a result of intense competition and potential consolidation, T-Mobile USA/Powertel’s margins may decrease.

      In all of our markets, prices for mobile voice telephony services have been declining over the past several years and are likely to continue to decline, at least for basic services. See “Item 4. Information on the Company — Description of Business Division — T-Mobile.”

      To us, it is clear that the high penetration rates for mobile telephony services in our main European markets make continued high levels of mobile revenue growth driven by strongly increasing subscriber numbers very unlikely, although we will continue to make efforts to capture high value customers from our competitors. We believe that in our main European markets it will be necessary to get customers to make greater use of our services, particularly for non-voice communications, and to subscribe for or use higher-value services. In the United States, lower penetration levels offer greater prospects for subscriber number growth, but similar considerations apply. We cannot guarantee that we will be able to accomplish this.

          Information Technology and Telecommunications Systems

      In the information technology (IT) and telecommunications systems business, prices have been declining over the past several years as a result of intense competition and could continue to decline. Although we expect a market to develop primarily with large multinational companies for “convergence” products that combine IT and telecommunications systems, demand for such products may not materialize, this market could develop more slowly than expected or we may encounter more competition than anticipated. In addition, growth potential may be limited by insufficient international presence of our T-Systems division compared to other competitors, especially as it relates to maintaining and increasing business with multinational companies. Further, large projects often require significant contractual obligations and our failure to perform such obligations could result in penalties or claims for other forms of damages that could have a material adverse effect on our financial condition or results of operations. See “Item 4. Information on the Company — Description of Business Divisions — T-Systems.”

          Internet Access

      Our competitive position and those of other leading Internet service providers will be subject to significant competition as the barriers to entry into the market are eroded by governmental regulation or otherwise. Our competitive position will be affected by pricing, network speed and reliability, services offered, customer support and our ability to be technologically adept and innovative. In the market for portal services and content, competition is intense due to low barriers to entry. Additionally, future regulation of Internet access or content may have a material adverse effect on our online business. See “Item 4. Information on the Company — Description of Business Divisions — T-Online.”

      For further information regarding competition and regulatory decisions that affect the level of competition, see “Item 4. Information on the Company — Description of Business Divisions” and “Item 4. Information on the Company — Regulation.”

We operate in highly regulated markets in which our flexibility to manage our businesses is limited, and regulatory decisions and changes in the regulatory environment may adversely affect our business.

      Our fixed-line network and mobile telecommunications operations are subject to particular regulatory and licensing requirements in Germany, and our international operations are generally subject to regulation in their respective host countries. In Germany, the German telecommunications regulator considers us to have a dominant position in certain markets, which imposes significant limits on our flexibility to manage our business. Additionally, the German government is required to amend the German Telecommunications Act to implement the new European Union telecommunications regulatory framework by July 2003. A number of amendments are expected. Discussions focus on retail regulation, wholesale regulation, the scope of tariff regulation, bundled products and questions of legal procedure. Even though the new EU regulatory framework is aimed at reducing government regulation, the amendments may result in additional legal obligations for us with considerable adverse impact upon our wholesale and retail business. At this time, we are unable to predict with certainty the outcome or ultimate impact of any proposed or potential changes in the regulatory environment in which we operate in Germany and internationally. Any such changes could have an adverse effect on our business and competitiveness. For further information regarding these requirements and other aspects of the regulatory regimes to which our business is subject, see “Item 4. Information on the Company — Regulation.”

      Our U.S. wireless business through T-Mobile USA/Powertel is subject to regulation by the Federal Communications Commission and various other federal, state and local regulatory agencies. This regulation includes, among other things, required service features and capabilities, such as number pooling and portability and emergency 911 service. Any of these agencies having jurisdiction over our wireless business could adopt regulations or take other actions that could adversely affect such business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our wireless business in the United States.

      Licenses are required in most countries to provide telecommunications services and operate networks. These licenses frequently impose requirements regarding the way the operator conducts its business, including minimum service requirements, roll-out completion deadlines, and network quality and coverage. Failure to meet these requirements can result in fines or other sanctions, including, ultimately, the revocation of the licenses.

Risks associated with large scale projects could affect us adversely.

      Through our divisions, we are party to contracts involving significant performance obligations. Failure to satisfy substantially the obligations pursuant to these contracts may result in the termination of these contracts, possible loss of revenues and, in some cases, imposition of penalties and other awards of damages.

      For example, we are a partner in a consortium that has contracted with the Federal Republic of Germany to develop and operate a toll collection system for the use by certain commercial vehicles of roadways in Germany. Pursuant to this arrangement, we have, along with our partners, guaranteed, on a joint and several basis, the successful completion and operation of the toll collection system. In the event that the toll collection system is not completed on schedule, or does not operate effectively upon completion, the amount of revenue to be received by the operating joint venture company pursuant to this arrangement may be significantly reduced, and the operating joint venture company may be subject to significant penalties as well. Further, there are no restrictions on the ability of the Federal Republic to recover damages. For more information, please refer to “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Other Commitments.”

The value of our investments, the results of our operations and our financial condition could be affected by economic developments in Germany and other countries.

      Our business depends on general economic conditions in Germany, other European countries and the United States. In 2001 and 2002, there was a downturn in global economic conditions in general and in certain areas of the telecommunications industry in particular. This downturn has continued into 2003 and we expect it to continue for at least the balance of this year. There are many factors that influence the global and regional economies, many of which are outside our control. The climate for and values of investments in the telecommunications sector have been worsening over the past year. Also, the lack of clarity of regulations and proposed regulations and the lack of clear direction from government regulators with respect to economic and business policies may also have a negative impact on our business. A cautious or negative business outlook may cause our customers to delay or cancel investment in information technology and telecommunications systems and services, which may adversely affect revenues directly and, in turn, slow down the development of new services and applications that could become future revenue sources for us. If the global and regional economies do not improve, we may experience material adverse effects on our business, operating results and financial condition.

Technological change could increase competition, render existing technologies obsolete or require us to make substantial additional investments.

      Our services are technology-intensive, and the development of new technologies could render our services non-competitive and require us to writedown the book values of investments we have made in existing technologies. We are already making substantial investments, and may have to make substantial additional investments, in new technologies in order to remain competitive. New technologies that we choose to develop or acquire, however, may not prove to be successful. In addition, we may not receive the regulatory or intellectual property licenses needed to provide services based on new technologies in Germany or abroad. As a result, we could lose customers, fail to attract new customers or incur substantial costs to maintain our customer base.

Developments in the technology and telecommunications sectors have resulted and may in the future result in substantial writedowns of the carrying value of certain of our assets.

      Recent developments in the technology and telecommunications sectors, including significant declines in stock prices, market capitalization and credit ratings of market participants, have resulted and may result in substantial nonscheduled amortization of our intangible or other assets. Future changes in these areas could lead to further nonscheduled amortization charges at any time. Recognition of impairments of tangible, intangible and financial assets could adversely affect our results of operations and financial condition and may lead to a drop in the trading price of our shares.

      In 2002, we recognized substantial impairment charges primarily related to T-Mobile USA/Powertel and our UMTS licenses. The impairment charges relate primarily to nonscheduled amortization of goodwill and other intangible assets of certain of our subsidiaries. Such charges were based on changes in expectations of future cash flows attributable to these assets. These nonscheduled amortization charges became necessary as we considered the fair value of these assets to be below their respective carrying values. We review on a regular basis the value of each of our subsidiaries and their assets. In addition to our regular valuations, whenever indications exist (due to changes in the economic, regulatory, business or political environment) that goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests that may result in impairment charges. For more information, please refer to “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies under German GAAP.”

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.

      Our technical infrastructure (including our network infrastructure for fixed-line network services and mobile telecommunication services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our reputation.

We depend on a limited number of suppliers for equipment and maintenance services.

      In each of our operating divisions, there is a limited number of suppliers for required equipment and maintenance services. The failure of these suppliers to meet our equipment and service needs in a timely manner might have a significant effect on our revenues and market position. The construction and operation of our networks and the provision of our services and network infrastructure, especially mobile telecommunications services, are dependent on our ability to obtain adequate supplies of a number of items on a timely and cost-efficient basis. These include handsets and transmission, switching and other network equipment. Mobile handsets in particular are subject to supply constraints from time to time. Significant delays in obtaining certain equipment and maintenance services could have a material adverse effect on our business or results from a particular operating division.

Alleged health risks of wireless communications devices have led to litigation affecting us and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations.

      Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of transmission facilities and antennae “base stations,” either or both of which could have a material adverse effect on our mobile communication services business. We cannot offer assurance that legislators, regulators or private litigants will refrain from taking other actions adverse to our business based on purported health-related risks associated with radio frequency emissions, which actions may result in significant costs and may adversely affect the financial condition and results of operations of our mobile communication services business.

      In addition, our mobile operations are subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving. Such litigation, legislation or adverse publicity may result in additional costs and loss of revenues from our T-Mobile division.

We are continuously involved in other disputes and litigation with regulators, competitors and other private parties.

      We are subject to numerous risks relating to legal and regulatory proceedings in which we are currently a party or that could develop in the future. We cannot guarantee that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial condition. For information concerning some of the litigation in which we are involved, see “Item 8. Financial Information — Litigation.” For information concerning our regulatory environment, see “Item 4. Information on the Company — Regulation.”

As a result of our extensive real estate portfolio, we are subject to environmental laws and regulations and may be subject to environmental risks in the future.

      Because of our large real estate portfolio, we are subject to environmental laws and regulations concerning the existence, disposal and remediation of hazardous substances with respect to our properties. These laws and regulations are constantly evolving, and it is impossible to predict with any degree of certainty what effect, if any, they will have on our operations in the future. Currently, we believe we are in substantial compliance with such laws and regulations, and anticipated capital expenditures necessary for continued compliance and remediation is not material. However, we cannot guarantee that our estimates of future capital expenditures in connection with such continued compliance and remediation will be accurate or that environmental regulatory agencies will not enact additional regulations or require us to comply with remediation orders with respect to our real estate holdings, which may have a material adverse effect on our results of operations or financial condition. Further, we may also be subject to private claims relating to environmental conditions purported to exist on our properties.

The unsuccessful realization of planned downsizing the number of our employees may affect our financial objectives adversely.

      We are planning to carry out an extensive job reduction program by 2005. The transfer of surplus employees of Deutsche Telekom AG within Germany to our newly established Personnel Services Agency is part of our downsizing effort. Our Personnel Services Agency bears ultimate responsibility within Deutsche Telekom for the employment of staff who cannot be dismissed and the staff of businesses that have been sold. Our inability to dismiss certain of our employees may be due to their civil servant status or other provisions of law or collective bargaining agreements that protect such employees against dismissal. Our new agency has the task of finding alternative employment for these employees inside or outside the Company, if possible on a long-term basis. The success of the Personnel Services Agency in placing such employees will therefore be critical for the realization of our downsizing effort. In addition, it may become necessary to record accruals in the future with respect to employees that cannot be successfully placed.

We are exposed to currency and interest rate risks.

      We are exposed to fluctuations in the exchange rate between the euro and other currencies. We attempt to hedge our currency risks, as well as our interest rate risks, through a variety of hedging strategies and derivative and non-derivative financial instruments. However, there can be no assurance that these hedging strategies will be successful. For further information about our hedging activities and market risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Future sales of our shares by the government of the Federal Republic of Germany or by us may adversely affect the trading price of our shares and ADSs.

      The Federal Republic, together with the Kreditanstalt fuer Wiederaufbau (“KfW”), a public-sector entity 80% of which is owned by the Federal Republic, owned approximately 43% of our shares at December 31, 2002. The Federal Republic has publicly announced that it intends to further reduce its holdings of our shares as market conditions permit. The sale or the potential sale of additional shares or equity-linked securities by the Federal Republic or by us or other holders of large blocks of shares could have an adverse impact on the market price of our shares and ADSs.

ITEM 4.     Information on the Company

INTRODUCTION

      The legal and commercial name of our company is Deutsche Telekom AG. We are a private stock corporation organized under the laws of the Federal Republic of Germany. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service in the United States is Deutsche Telekom, Inc., 280 Park Avenue, 26th Floor, New York, NY, 10017.

HISTORICAL BACKGROUND

      Historically, the provision of public telecommunications services in Germany was a state monopoly as formerly provided by the German constitution. In 1989, the Federal Republic began to transform the postal, telephone and telegraph services administered by the former monopoly provider into market-oriented businesses and divided the former monopoly provider into three distinct entities along lines of business, one of which was our predecessor. At the same time, the Federal Republic also started the progressive liberalization of the German telecommunications market. We were transformed into a private law stock corporation at the beginning of 1995.

      Our most significant investment projects during the 1990’s were the expansion and modernization of the telecommunications infrastructure in the former East Germany and the digitization of our entire telecommunications network. Both of these projects were completed during 1997. The telecommunications sector in Germany was further liberalized on January 1, 1998. We now face intense competition and are required to offer competitors access to our fixed-line network at regulated interconnection rates. The operation of networks (including cable networks) for all telecommunications services other than public fixed-line voice telephony was opened to competition on August 1, 1996.

      Other important events in the development of our company include:

•	the formation of the Global One joint venture with France Telecom and Sprint in 1996 and the formation of a cooperation agreement with France Telecom in 1998;

•	the dissolution of the Global One joint venture and the cooperation agreement with France Telecom in 2000, and the disposition of our interest in Sprint in 2001;

•	the expansion of our business in Eastern Europe through the acquisition in 1993 of a substantial interest in MATAV, the Hungarian national telecommunications company, and the acquisition of telecommunications subsidiaries in Slovakia, Macedonia, the Czech Republic and Croatia during 2000 and 2001;

•	the acquisition of One 2 One (now T-Mobile UK) in 1999;

•	the acquisition of debis Systemhaus in 2000;

•	the initial public offering of T-Online in 2000;

•	the purchase of licenses allowing T-Mobile to run UMTS wireless networks in Germany, the United Kingdom, Austria and the Netherlands;

•	the acquisition of VoiceStream (now T-Mobile USA) and Powertel in 2001;

•	the divestment of our investment in France Telecom in 2002; and

•	the divestment of cable assets in 2001 and 2003.

STRATEGY

      Our objectives for the coming years are to build on our position as a leading telecommunications provider in Europe and to secure our place among the world’s leading telecommunications companies. To accomplish these strategic goals, we have organized our businesses into four main divisions:

•	T-Com (for network access and services);

•	T-Mobile (for mobile communications);

•	T-Systems (for data communications and systems solutions for large business customers); and

•	T-Online (for consumer Internet services).

      Our strategic agenda was reconfirmed in a comprehensive strategic review conducted in 2002. Besides confirming our overall strategy, the strategic review identified certain measures to increase cash flows and reduce our debt. These are:

•	the improvement of operating efficiencies and cost management;

•	personnel reduction, particularly within the T-Com division;

•	the disposal of non-core assets, such as real estate and cable television assets; and

•	the focused allocation of capital expenditures.

      Additionally, we started to reorganize our headquarters in order to interact more efficiently with our divisions. Our divisions will have more flexibility to act independently in their respective businesses. However, since the chief executive officer of each division is appointed a member of our board of management, our divisions will have the incentive to act in accordance with our corporate strategy.

      While we are focusing on the integration of businesses acquired over the past several years and divesting non-core businesses, we continue to evaluate business opportunities and may continue to make acquisitions, enter into joint ventures, combine businesses with third parties and make investments on a selective basis. Transactions may be conducted using newly issued shares of Deutsche Telekom or shares of our affiliates, cash or a combination of cash and shares, and may individually or in the aggregate be material to us. Discussions with third parties may be commenced, ongoing or discontinued at any time or from time to time.

SIGNIFICANT SUBSIDIARIES

      The following table shows significant subsidiaries, in terms of revenues, we owned, directly or indirectly, as of December 31, 2002.

Percentage
Name of Company	Owned

T-Mobile Deutschland GmbH, Bonn, Germany (T-Mobile Deutschland)	100.00
T-Mobile Holdings Ltd., Borehamwood, United Kingdom	100.00
T-Mobile Austria GmbH, Vienna, Austria (T-Mobile Austria)	100.00
T-Mobile USA, Inc., Bellevue, Washington, USA (T-Mobile USA)	100.00
Powertel, Inc., Bellevue, Washington, USA (Powertel)	100.00
Ben Nederland Holding B.V., Amsterdam, the Netherlands (T-Mobile Netherlands)	100.00
T-Systems International GmbH, Frankfurt a.M, Germany (T-Systems International)	100.00
T-Systems CSM GmbH, Darmstadt, Germany	100.00
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Muenster, Germany	100.00
T-Data Gesellschaft für Datenkommunikation mbH, Bonn, Germany	100.00
Kabel Deutschland GmbH, Bonn, Germany	100.00
T-Online International AG, Darmstadt, Germany (T-Online International)	71.90
RadioMobil a.s., Prague, Czech Republic	60.77
Matav Magyar Tavkoelesi Rt., Budapest, Hungary (MATAV)	59.50
Slovenske Telekomunikacie, a.s., Bratislava, Slovakia (Slovak Telecom)	51.00
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia (Hrvatski Telecom)	51.00

      Refer to our consolidated financial statements for a list of our principal subsidiaries. A list of our subsidiaries is attached to this Annual Report as Exhibit 8.1.

      In February 2003, we transferred all the shares we held in our subsidiary T-Mobile International AG to a wholly owned direct subsidiary of Deutsche Telekom AG. Following this transaction, T-Mobile International AG was converted into a limited partnership under German law, T-Mobile International AG & Co. KG (T-Mobile International). As a result of this transaction, the results of T-Mobile International will be included in the tax consolidation group of Deutsche Telekom AG.

DESCRIPTION OF BUSINESS DIVISIONS

T-Com

          Principal Activities

      The principal services offered by our T-Com division are narrow and broadband access to our fixed-line telecommunications network, and domestic and international public fixed-line network voice telephony services for individual customers and small to medium-sized enterprises. T-Com also offers wholesale products to domestic network operators. The T-Com division operates one of the largest fixed-line networks in Europe with approximately 57.5 million access lines (including ISDN channels). In Germany alone, T-Com’s fixed-line network provides approximately 51 million access lines (including ISDN channels) to individual customers and small and medium-sized enterprises.

      T-Com also:

•	provides interconnection services for other domestic network operators;

•	offers services and solutions in the field of data communications to small and medium-sized enterprises;

•	sells and leases telecommunications equipment to, and services such equipment for, its target customers; and

•	provides other ancillary telecommunications services.

      Until March 2003, T-Com was responsible for our remaining cable television operations, which were sold on March 13, 2003. For further information in this regard, see “— Broadband Cable.”

      Most of T-Com’s revenues in 2002 were derived from telephony services provided within Germany. For more information, see “Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Com.” However, T-Com also offers services and products in Central and Eastern Europe to individuals and corporate customers through its subsidiaries MATAV (Hungary), Slovak Telecom (Slovakia) and Hrvatski Telecom (Croatia). These operations were accounted for under our “Other Activities” segment before 2002. For further information in this regard, see “— International Activities.”

          Network Infrastructure

      We have made substantial investments in our telecommunications and cable networks since 1990, including the installation of a new network in the former East Germany. As a result, our fixed-line network in Germany is one of the most technologically advanced networks in the world, with fully digital switching and nearly 100% digital transmission. We have recently introduced asynchronous transfer mode (ATM) technology and wavelength division multiplexing (WDM) technology. ATM is a special type of technology which permits the transmission of a large amount of data (voice, text, audio and video) in high quality using a standard platform. We are the only carrier to offer this technology throughout Germany (brand name: “T-ATM”). WDM technology multiplies the transmission capacity of existing fiber optic cables by allowing higher bandwidths than most other technologies.

      As of December 31, 2002, our domestic fixed-line telephone network and ISDN network in Germany consisted of approximately 5,200 local networks (including approximately 8,000 local exchange areas) connected by a long-distance transmission network. As of December 31, 2002, the transmission network linking our German local networks consisted of approximately 173,000 kilometers of fiber optic cable. The transmission network is based on the WDM and Synchronous Digital Hierarchy (SDH) infrastructure. In the fall of 2002, the 10,000th network element for SDH was connected to our network. SDH is the transport platform of T-Com upon which practically all digital communications (from leased lines through the Internet to traditional telephone traffic) are based.

          Network Access

      In Germany, T-Com offers access to its transmission network for individual customers and small to medium-sized enterprises. Typically, T-Com customers have access to the transmission network by means of a copper wire that runs from the transmission network into the home or office of a customer. These access lines can either be standard analog access lines or digital access lines. Digital access lines also are called Integrated Services Digital Network or ISDN lines. In addition, analog and digital access lines can be enhanced by increasing broadband capacity through asymmetric digital subscriber line or ADSL technology, which T-Com markets under the brand name “T-DSL.” In the major German cities, T-Com offers its customers access via glass fiber access networks capable of higher bit rates, which increase broadband capacity.

      T-Com offers its customers a variety of tariff plans that generally consist of a monthly fixed payment for access and a variable, usage-based component. With T-DSL services, T-Com offers an access connection for a monthly fixed payment. With Internet service providers, including T-Online, charges are based on the volume of data traffic.

          Analog Access Lines

      An analog access line — the traditional telephone line — provides a single telecommunications channel. As of December 31, 2002, approximately 29 million analog lines were connected to T-Com’s PSTN/ISDN-platform, marketed under the brand name “T-Net.” T-Com’s “T-Net 100” service provides special rates for local and domestic calls to approximately 3.7 million customers and T-Com’s “T-NetBox” service provides a virtual answering machine to approximately 2.8 million customers.

      Although our analog access lines have decreased in number over the past several years, our digital access lines (ISDN) increased during the same period as customers upgraded to digital connectivity. Digital connectivity permits the customer to use multiple channels simultaneously. The reduction in analog lines is also a result, to a lesser extent, of the replacement of such analog connections by mobile communications and competitors’ telephone services. The following table provides information concerning the number of analog and digital access lines in Germany at the dates indicated.

	At December 31,			% Change from

	2002	2001	2000	2001 to 2002	2000 to 2001

Analog access lines (including public phones)	28.9 million	30.3 million	32.1 million	(4.6)%	(5.6)%
ISDN digital access lines (including public phones)	9.7 million	8.6 million	7.2 million	12.8%	19.4%

          ISDN Access Lines

      T-Com’s ISDN services are marketed under the brand name “T-ISDN.” ISDN permits a single access line to be used for multiple purposes simultaneously, including voice and video telephony and data and facsimile transmission. ISDN also provides higher quality connections with faster transmission of signals and increases the capacity of the access network. T-Com offers ISDN access lines throughout Germany and has one of the largest ISDN networks in the world (measured in terms of channels).

      T-Com offers two types of ISDN access lines: basic and primary. Basic ISDN access lines provide two telecommunications channels per access line and are offered to individual customers and to small to medium-sized enterprises. Primary ISDN access lines provide thirty telecommunications channels per access line and are offered primarily to small to medium-sized enterprises. As of December 31, 2002, T-Com had installed approximately 9.7 million basic ISDN access lines and approximately 102,000 primary ISDN access lines, together representing approximately 22.4 million ISDN channels. The following table shows the number of ISDN access lines and channels currently used by our customers on a group-wide basis. The slight decrease in primary ISDN access lines during 2002 is mostly due to competition, including pricing pressures and competing product offerings.

Year	Basic Access*	Primary Access*	ISDN-Channels*

2000	7.2 million	98,000	17.3 million
2001	8.6 million	105,000	20.4 million
2002	9.7 million	102,000	22.4 million

*	Group-wide totals (in Germany only)

     Increasing the ISDN penetration rate is an important part of T-Com’s strategy. To attract ISDN customers, T-Com offers multiple rate plans (which permit lower usage prices than standard usage prices), additional lines for Internet or facsimile access, caller identification and our T-NetBox answering machine.

          T-DSL

      ADSL is a telecommunications technology that permits the transmission of data at very high speeds. T-Com offers standard analog and ISDN access lines enhanced by means of ADSL technology under the brand name “T-DSL.” At December 31, 2002, there were more than 3.1 million marketed (signed) contracts for T-DSL. The following chart shows the number of marketed contracts for T-DSL for the years presented.

Year	Marketed contracts for T-DSL*

2000	0.6 million
2001	2.2 million
2002	3.1 million

*	Group-wide totals (in Germany only)

     One of the principal benefits of ADSL technology is that it permits customers to use their standard access lines for high-speed access to the Internet. As we expect the Internet to grow in importance as a means of communication in the future, we consider continued growth in the number of T-DSL access lines to be an important strategic priority. For a description of regulatory proceedings that may have an impact on continued growth in the number of T-DSL access lines, see “— Regulation.”

      The following products are offered under the T-DSL brand name:

•	T-DSL (standard T-DSL access);

•	T-DSL 1500 (higher speed access);

•	T-DSL via satellite (a package for customers living in regions that cannot be served by the fixed network);

•	T-DSL Business (a complete Internet package for small and medium-sized enterprises).

      Under our T-DSL Business brand, we also offer a product variation using SDSL (symmetric digital subscriber line) technology to businesses that permits upstream and downstream transmission of data at the same (symmetric) high speeds. This product variation was successfully introduced in ten cities (Hamburg, Hanover, Berlin, Leipzig, Cologne, Dortmund, Frankfurt am Main, Stuttgart, Munich and Nuremberg) in 2002. Since the start of 2003, our T-DSL Business products (including products using SDSL) have been available nationally in all existing T-DSL service areas.

      T-DSL tariffs were the subject of various investigations by the German telecommunications regulator in 2001 and 2002. As a result of these investigations, we were required to raise prices for T-DSL access in two steps in 2002. For further information, see “— Regulation.”

          Calling Services

      T-Com provides comprehensive local calling services as well as national and international long-distance calling services for customers that have access to T-Com’s fixed-line network. For customers connecting to one another on its network, or connecting customers who place a call from T-Com’s network to the network of another network operator, T-Com charges tariffs that are proportionate to the duration of the call and to the distance traveled by the call. These tariffs generally are higher during peak calling hours than during off-peak calling hours.

      Under the regulatory framework applicable to the German telecommunications sector, T-Com’s tariffs for fixed-line network calling services are subject to regulatory approval for so long as we are considered to be a market-dominant provider. For further information in this regard, see “— Regulation.”

      Following the complete liberalization of Germany’s telecommunications market in 1998, our tariffs for fixed-line network calling services have declined dramatically, primarily as a result of action by the German telecommunications regulator that has significantly reduced the rate that other telecommunications providers are required to pay to T-Com for interconnection with T-Com’s network. Future reductions mandated by the German telecommunications regulator could cause further declines in the rates that T-Com can charge for fixed-line network calling services. For further information in this regard, see “— T-Com — Competition” and “— Regulation.”

      Since January 1, 1998, the provision of fixed-line voice telephony services in Germany has been open to full competition. In 2002, competition still concentrated on long-distance and international calls, both areas in which our competitors have made considerable inroads into the market. Fixed terms for interconnection, which particularly favor competitors that have not invested heavily in infrastructure, enabled competitors to benefit from our infrastructure investments. In Germany, telephone customers have been free since 1998 to choose providers either through preselection (selecting one long-distance carrier to handle all domestic long-distance and international calls on a default selection basis) or through call-by-call selection (selecting a carrier when such a call is made by dialing the carrier’s numeric prefix before dialing the telephone number) for long-distance and international calls. Preselection and call-by-call selection for local calls is set to commence this year. In addition, mobile telephone calling services have begun to compete with the fixed-line calling services we offer. We have countered the challenge posed by our competitors with sharply reduced tariffs and innovative, customer-oriented and reliable products and services.

          SMS (Short Message Services) in the Fixed-Line Network

      SMS services, which allow text messaging over our fixed-line network, were introduced in the second-half of 2001. SMS services can be used from any of T-Com’s T-Net or T-ISDN lines using SMS-capable equipment. More than 8 million SMS messages were sent from the fixed-line network in 2002. Fixed-line network customers received more than 23 million SMS messages from the T-Mobile network.

          T-Pay

      T-Pay is T-Com’s new payment system of simple and safe payment for online purchases. T-Pay covers four different types of payment: by Deutsche Telekom invoice, with MicroMoney (the prepaid card of T-Pay), by direct debit or by credit card. T-Pay is marketed to providers who wish to offer their products and services on the Internet and who desire a safe and easy customer payment option. T-Pay is free of charge for the user and can be used from any PC with Internet access.

          Special Service Offerings for Business Customers

      During 2002, T-Com continued its marketing efforts for virtual private network solutions for small to medium-sized enterprises under the brand name “T-VPN.” The T-VPN package consists of value-added modules that can be combined in different configurations to produce applications that are tailored to the needs of particular customers. T-Com also offers special tariff packages that are customized to meet the needs of business customers. In 2002, the German telecommunications regulator examined a number of contracts with closed user groups (T-VPN). For further information in this regard, see “— Regulation — Regulation in Germany — Special Requirements Applicable to Market-Dominant Providers — Pricing — Retrospective Review of Tariffs.”

          Data Services

      T-Com offers small and medium-sized enterprises many of the data communications services that T-Systems offers to large business customers. These services include:

•	Leased lines, which are marketed under the brand name “LeasedLink.” LeasedLink products provide the customer with end-to-end transmission paths, i.e., a choice of the transmission protocol used with pre-defined bandwidths and no volume charge.

•	FrameLinkPlus, a FrameRelay service, which is the basis for seamless, national and international branch networks solutions (IP-VPN). FrameLinkPlus provides heterogeneous network structures integrating ATM or Internet access, dial-in access for mobile communications or setup of a powerful IP-VPN. FrameLinkPlus offers numerous functions with outstanding bandwidth efficiency and a high level of security.

•	X.25 — marketed under the brand name “Datex-P,” this service guarantees packet-oriented, ITU standard-based, national and global point-to-point connections with outstanding availability.

•	Internet communications applications that are marketed under the brand name “T-InterConnect.” T-InterConnect is a professional broadband Internet connection with numerous line variants, such as high availability, guaranteed bandwidth and fixed IP addresses. Intranet communications applications are also part of our data services.

•	Local area networks that are marketed under the brand name “T-LAN” are offered as data services. T-LAN products are individually planned local area networks that offer all the services necessary for a reliable operating computer network.

•	“Telekom Designed Networks” provides communications solutions that are tailored to specific customer requirements. These solutions involve design and installation of communications networks, network management and ongoing services.

          E-Business

      We offer E-business products to mid-sized companies. Although E-business is not part of our core business, revenues have been increasing in this sector over the past four years. We offer small and medium-sized companies web hosting as a basic service of E-business products and services. Besides standard products, we offer project solutions to customers with individualized demands. In addition to hosting, we offer web presence solutions. All of these web hosting products and solutions are designed to provide Internet presence (websites) and facilitate E-business for our customers. The E-business products and solutions provided to our customers are modular in structure, affording flexibility and ease with respect to the incorporation of additional modules and features.

          IT Solutions

      T-Com’s Information Technology (IT) Solutions products and services consist of desktop services, CRM (customer relationship management) and systems integration. Desktop services provides installation, software and service solutions for corporate PCs, servers and peripheral equipment. CRM provides integrated information systems for all corporate divisions of the customer (marketing, sales and customer care). Systems integration provides medium-sized business customers ways to integrate existing and new IT and telecommunications applications into an overall solution for their businesses.

          Wireless LAN

      We offer private and business customers all the products necessary to implement wireless local area network (LAN) networks and complete Internet solutions. Wireless LAN services provide wireless communications based on international broadcasting standards. Transmission rates of up to 54 Mbit/s provide demanding customers with superior performance in our network. For broadband Internet access, such as through our T-DSL/T-DSL Business products, a wireless LAN is an inexpensive alternative to cable-bound solutions.

      Wireless LAN was until recently an alternative only for business customers. However, recent price reductions for these services make wireless LAN affordable for private customers. We expect sales of wireless LAN services to continue to increase. Secure wireless LAN provides comprehensive protection for the internal and external exchange of data. Data encryption and access control are already a defined component of our wireless LAN service. An integrated firewall in the access router protects the data from unauthorized external Internet access.

          Carrier Services

      Our business with other telecommunications carriers is conducted through our T-Com and T-Systems divisions. As of January 1, 2002, we transferred operational responsibility for the domestic carrier services business to T-Com and operational responsibility for the international carrier services business to T-Systems. This new allocation of operational responsibility for the carrier services business is reflected in the financial data of our segments for the year ended December 31, 2002. See “Item 5. Operating and Financial Review and Prospects — Segment Analysis.”

      The products and services provided by the domestic carrier services business consist primarily of interconnection services for operators of fixed networks and mobile communications networks, carrier-specific transmission paths and access to the unbundled subscriber line that runs into a customer’s premises (the “unbundled local loop”). The terms for interconnection of our telephone network with networks of other national providers are contained in bilateral contracts. At December 31, 2002, we had signed 94 such agreements. The total number of leased lines provided to carriers (i.e., transmission paths that are made available to competitors in the fixed-line network) increased by 16% in 2002. In the national market, the German telecommunications regulator determines the terms on which we provide interconnection to competitors as well as access to the unbundled local loop so that competitors have direct access to customers. For further information in this regard, see “— Regulation — Regulation in Germany — Special Network Access and Interconnection — Fixed-Fixed Interconnection.”

          Broadband Cable

      As of December 31, 2002, we were the 100% indirect owner of six regional cable companies that offer cable television services to approximately 75% of the geographic area of Germany and approximately 58% of the population of Germany. On March 13, 2003, we completed the sale of these six regional cable companies and certain related shareholdings and assets to a consortium of financial investors for a purchase price of EUR 1,725 million in cash plus contingent sales consideration of up to an additional EUR 375 million depending on the value of the cable business in the future. We have also entered into service agreements with these sold companies that include long-term lease agreements relating to infrastructure (cable ducts, glass fibers, technical facilities). Under certain circumstances, we may be responsible for certain compensation obligations relating to our former employees.

      We continue to indirectly own a 40% interest in the regional cable company that provides services to the German state of Baden-Wuerttemberg.

      In November 2002, the regional cable company that provides services to the German state of North Rhine-Westphalia, in which we indirectly owned a 45% interest, was restructured. The restructuring was necessary due to the insolvency of the holding companies through which we held our indirect interest. As a result of the restructuring, we ceased to own such indirect interest in this regional cable company and we have renegotiated the service level agreements with this company. As before the restructuring, the service level agreements relate primarily to long-term leases of our infrastructure, such as cable ducts, glass fiber and technical facilities. The scope of the services was more or less unchanged by the restructuring, but we have agreed to certain price reductions.

      In December 2002, the regional cable company that provides services to the German state of Hesse was restructured. The restructuring was caused by the financial distress of the holding companies through which we held our indirect 35% interest in this regional cable company. In the course of the restructuring, the regional cable company was indirectly acquired by certain bondholders of one of the holding companies. Accordingly, we no longer hold any interest in this regional cable company. In addition, we have renegotiated the service level agreements with this company. As before the restructuring, the service level agreements primarily relate to long-term leases of our infrastructure, such as cable ducts, glass fiber and technical facilities. The scope of the services was more or less unchanged by the restructuring, although we have agreed to certain price reductions.

          Terminal Equipment

      Through its terminal equipment business, T-Com distributes an extensive range of telecommunications equipment produced by third party manufacturers, from individual telephone sets and facsimile machines targeted at private customers to more complex telephone and facsimile terminals, private branch exchanges (PBXs) and complex network systems targeted at business customers. With most of T-Com’s terminal equipment, customers have the choice of purchasing or leasing. T-Com also provides installation and repair services.

          Customer Support Services

      Installation, maintenance, service hotlines, customer education, software installation and network management are important parts of T-Com’s business activities. Standardized service levels are offered to individual customers under the brand names “Compact-Service” and “Comfort-Service.” Customized services are offered to business customers.

          Other Services

      In Germany, T-Com offers a range of sales and service phone numbers for business and private use, provides directory assistance, manages a network of public telephones and produces prepaid calling cards. Commencing in 2003, the directory publishing operations of DeTeMedien will be included in T-Com’s operations. For further information relating to DeTeMedien, see “— T-Online.”

          Service Numbers

      T-Com assists companies wishing to establish telephone or multimedia contact with their customers. These solutions are based on our flexible fixed-line network and play a central role for companies particularly in the call center, media and entertainment sectors. T-Com provides freecall 0800 services (Freephone Service) and 0180 call services (Shared Cost Service), which enhance customer acquisition and loyalty.

T-Com’s contact routing solutions have been well received by large call center operators. In the media sector, TV and radio stations use T-Com’s services, such as “T-VoteCall” to enable viewers and listeners to actively participate in programs and to extend audience loyalty. T-VoteCall and the powerful “Mass Calling Platform” are used to process a large volume of calls. In the entertainment sector, the 0190 call Service (Premium Rate Service) enables information and entertainment packages to be sold and billed by telephone or via the Internet.

          Online Invoice

      As a cost reduction measure, we offer our customers an electronic invoice format, by which the customer can access personal invoice data at any time via the Internet and organize, assess or receive a graphic presentation of such data. Online Invoice is aimed at private customers. In January 2003, approximately 1.5 million customers were using Online Invoice.

          Sales Channels

      T-Com provides a single toll-free number where customers can obtain information and order products and services 24 hours a day, seven days a week. Individual customers use this sales channel most frequently. T-Com has significantly increased its efficiency during 2002 and can now process almost all customer orders on the day of receipt.

      T-Com markets its products and services to individual and small to medium-sized business customers through our network of “T-Punkt” retail sales outlets. With its network of T-Punkt sales outlets, T-Com has one of the largest branch organizations in the German telecommunications market. The T-Punkt sales outlets offer an extensive product portfolio including T-ISDN and T-DSL/T-DSL business products, as well as products from T-Online and T-Mobile. Furthermore, products from leading IT manufacturers are offered. At December 31, 2002, we had approximately 400 T-Punkt retail outlets and 100 T-Punkt business outlets.

      T-Com also markets its products and services in Germany through our website (www.telekom.de). The number of customers who used the Internet as a means of obtaining information and carrying out transactions in 2002 rose significantly. The number of direct orders via our website also continued to increase in 2002. Our website had approximately 21 million visitors and the Online-Shop approximately twelve million prospective customers. Compared with the previous year, this is equivalent to an increase of more than 73%. This sales channel will be expanded further in 2003.

      T-Com also serves small and medium-sized enterprises through a direct sales force. For purposeful customer canvassing geared to specific business needs, business customers are assigned to three defined sales units. Within these sales units, the customer approach ranges from telephone support/ canvassing (outbound/ inbound) to personal calling and direct meetings with customers.

      In addition to the foregoing types of direct sales methods, T-Com offers its products and services through a broad range of sales partners. This marketing via third party enterprises has made a considerable contribution to the overall results of T-Com’s fixed-line network marketing and growth strategy.

          HappyDigits

      On October 31, 2001, T-Com launched its HappyDigits bonus program for private customers. This program is intended to promote customer loyalty and customer development through a rewards program based on telephone usage. As a result of the participation of KarstadtQuelle AG and associated expansion of the partner portfolio, the program is being expanded to an industry-wide multi-partner program in Germany. By December 31, 2002, the program had approximately 8.5 million participants.

          International Activities

      The main T-Com subsidiaries conducting international operations are MATAV, Slovak Telecom and Hrvatski Telecom. Until December 31, 2001, these subsidiaries’ operations were included in “Other Activities” for financial reporting purposes and are now included in the T-Com division.

          MATAV

      We hold a 59.5% equity interest in MATAV, the leading full service telecommunications provider in Hungary in terms of revenues. MATAV also owns Westel, a Hungarian mobile communications provider. Westel maintained its leading position in an expanding mobile market characterized by intense competition.

Its customer base was above 3.4 million subscribers at December 31, 2002. In addition, MATAV acquired a 51% interest in a company that owns 86.5% of the Macedonian telecommunications company Makedonski Telekommunikacii (Maktel).

      During 2002, MATAV’s fixed-line network penetration and the total number of access lines marginally declined. The total number of access channels decreased by 0.1% from 2.90 million to 2.88 million due to increased competition mainly from mobile services. However, the number of ISDN channels increased to approximately 511,000, a 14.0% increase over 2001. At December 31, 2002, approximately 17.7% of MATAV’s total fixed lines were ISDN channels. MATAV was successful in broadband applications, with the number of installed ADSL lines growing to approximately 34,000 by the end of 2002. The number of mobile subscribers increased by around 36.4% from 2.5 million at the end of 2001 to 3.4 million at the end of 2002. MATAV’s Internet subsidiary, Axelero, maintained its leading position among ISPs in the dial-up market with a market share of approximately 43% and almost 150,000 Internet subscribers.

      Although we have the power to appoint a majority of MATAV’s board of directors, the Republic of Hungary retains significant influence over MATAV’s activities as the holder of the Series B share, the regulator of the Hungarian telecommunications sector and MATAV’s largest customer. The Series B share gives the Hungarian state certain special rights in the election of MATAV’s boards and with respect to certain decisions taken at shareholders’ meetings.

      MATAV’s monopoly in the Hungarian market for long-distance and international telecommunications services expired at the end of 2001.

          Hrvatski Telecom

      In October 1999, we acquired a 35% equity interest in the then state-owned Hrvatski Telecom, the leading full-service telecommunications service provider in Croatia in terms of revenues, for USD 850 million. In October 2001, we acquired an additional 16% in Hrvatski Telecom for EUR 500 million and increased our aggregate ownership to 51%. Hrvatski Telecom operates mainly digitalized fixed-line and mobile networks. The number of access channels increased by 1% from 1.785 million in 2001 to 1.806 million in 2002. Hrvatski Telecom’s mobile subscriber base increased from 0.9 million at year-end 2001 to 1.2 million at year-end 2002. It had a mobile market share of 53% at October 2002. Hrvatski Telecom’s online business had 370,000 dial up customers and a market share of 74% at December 31, 2002. The full liberalization of the Croatian telecommunications market took place on January 1, 2003. Hrvatski Telecom pursued restructuring and market repositioning projects in 2002, including HTtel brand positioning, the transformation of telecommunications centers (with implementation in January 2003), the continuation of the outsourcing of non-core business activities and defining a “go to market” strategy in order to counter increased competition.

          Slovak Telecom

      In July 2000, we acquired a 51% equity interest in the state-owned Slovak Telecom, the leading full-service telecommunications service provider in Slovakia in terms of revenues, for a purchase price of EUR 1 billion. Slovak Telecom offers local, long-distance and international telephone services, data communications services, telex and telegraph services, distribution and broadcast radio and television signals and mobile communications services via its majority-owned but, on the T-Com level, not fully consolidated subsidiary, Eurotel. Although, pursuant to Eurotel’s Shareholders Agreement, Slovak Telecom has a 51% economic interest in the profits and net assets of Eurotel, control of Eurotel is shared between Slovak Telecom and another company (Atlantic West B.V.), because neither party has unilateral control over major decisions affecting Eurotel. Therefore, this investment is considered a joint venture.

      The total number of access channels declined 6% compared to 2001 from 1.58 million to 1.46 million. Slovak Telecom is the leading provider of online services in Slovakia. As of December 31, 2002, it had a 52% market share of dial up traffic and nearly 70,000 customers. This online customer number represents a 50% increase over 2001. This increase is due to a successful online marketing effort.

          Seasonality

      The business of the T-Com division is not materially affected by seasonal variations.

          Suppliers

      The principal types of equipment purchased by the T-Com division are network components such as switching systems, transmission systems, access network components and customer premises equipment, such as telephones and fax machines, T-DSL modems and similar items. Although we do not believe that T-Com is dependent on any single supplier, due to the multiple supplier strategy that we have implemented, there may be occasions when a particular product from a particular supplier is delayed or backordered. Major suppliers of T-Com are Alcatel SEL AG, Cisco Systems International B.V., Corning Cable Systems GmbH & Co. KG, ECI Telecom GmbH, Lucent Technologies Network Systems GmbH and Siemens AG.

          Dependence on Patents, Licenses, Customers, Industrial, Commercial or Financial Contracts

      We do not believe that T-Com is dependent on any patent or other intellectual property right. For a description of patent infringement litigation that is relevant for T-Com’s business relating to ATM technology, see “Item 8. Financial Information — Litigation — Other Proceedings.”

      With respect to our fixed-line telephony and cable network services in Germany, we are dependent on licenses for the operation of transmission lines for public telecommunication services (Class 3 licenses) and for the provision of voice telephony services to the public on the basis of self-operated telecommunication networks (Class 4 licenses). For further information relating to these licenses, see “— Regulation — Regulation in Germany — Licensing and Notification Requirements; Allocation of Frequencies.”

      We do not believe that T-Com is dependent on any individual third party customer, or on any industrial, commercial or financial contract.

          Competition

          Fixed-Line Network Voice Telephony and Local Access

      Since the full liberalization of the German telecommunications market in January 1998, we have faced intense competition, based primarily on price, in the market for fixed-line network voice telephony.

          Effect of Regulatory Decisions

      In the market for international and domestic long-distance calling services, the level of competition is influenced by the fact that we are required by law to permit other telecommunications companies to interconnect with our fixed-line network at rates that are set by the German telecommunications regulator. As a result, decisions of the German telecommunications regulator regarding the maximum rate that we are permitted to charge for interconnection have a very significant impact on the level of competition in the market for fixed-line network voice telephony. When the maximum permitted interconnection rate is below the price charged by us for calling services, competitors can interconnect with fixed-line network and offer calling services for a lower price, forcing us to lower our prices for calling services. The price structure for interconnection rates particularly benefits those competitors that have not made substantial investments in their own infrastructure. As a result of several decisions of the German telecommunications regulator between 1998 and 2002 that reduced the maximum permitted interconnection rate, we reduced our tariffs substantially from 1998 on, particularly in the areas of international and domestic long-distance calls. After massive price reductions in the standard rate at the start of 1999, we introduced optional tariffs that enable the customer to make inexpensive local, regional and international calls for a monthly fee. In 2002, we further reduced our standard prices as a result of mandatory (regulatory) price-cap targets. Our share of the German market for calls declined from approximately 100% in 1997 to 72.7% in 2001 and continued to fall to 68% in 2002.

      Future decisions of the German telecommunications regulator could require us to lower our prices further, cause us to lose additional market share, or both. In 2002, the German telecommunications regulator issued a decision that reduces the permitted fixed-fixed interconnection rate by an average of approximately 14%. A reduction in interconnection rates means more advantageous advance payment costs for competitors and thus the opportunity to reduce end user prices or to increase their margin. Some competitors used the reduction to increase their own margins on calls, and other competitors passed these reductions on to end users. As part of the new price cap regime (2002–2004), we will again be required to reduce charges for calls. In order to offset such reductions, we intend to increase charges for access and other services. For further information regarding actions of the German regulator and the new price cap, see “— Regulation.”

      Regulatory decisions also play a critical role in the level of competition in the markets for regional and local calls and for local access. We are required by law to rent subscriber access lines to competitors at prices determined by the German telecommunications regulator. We are required to permit “line sharing,” which means renting to a competitor only that portion of the subscriber access line that is required for high-bandwidth services, such as high-speed Internet access. As a result of a decision by the German telecommunications regulator, we are also required to offer local access and local call minutes to competitors at wholesale prices for purposes of resale. In addition, the German government has agreed on draft legislation that would mandate the availability of carrier preselection for local calls by July 9, 2003, and call-by-call carrier selection by April 25, 2003. We expect that competitors will begin to offer those services in 2003. For further information in this regard, see “— Regulation — Regulation in Germany — Special Network Access and Interconnection — Fixed-Fixed Interconnection.”

      Further regulatory initiatives of Germany or the European Union aimed at increasing competition in the markets for local calls and for access may be expected in the coming years. For further information on these regulatory requirements and initiatives, see “— Regulation.”

      All of these regulatory decisions and initiatives are likely to cause intensified competition in the markets for local calls and for access in the coming years, which may have an adverse impact on our operations and our competitive position.

          Effect of Investments by Other Companies

      We also face significant competition in the markets for international and domestic long-distance calls, regional calls and access lines from competitors that have made investments in their own infrastructure, such as Arcor AG & Co., Colt Telecom Group Plc., MCI Worldcom Inc. and BT Group Plc. In addition, national network operators, such as Arcor AG & Co., and local network operators, such as HanseNet Telekommunikation GmbH, KomTel GmbH and NetCologne Gesellschaft fuer Telekommunikation mbH, have made substantial investments in local network infrastructure and compete with us in major urban centers throughout Germany. Furthermore, as prices for mobile telephony decline, our local and other calling services as well as access services face increasing competition from mobile telephone operators. Additionally, as alternative technologies, such as voice-over-IP and use of the Internet, gain market acceptance, our fixed-line network telephone usage may be adversely affected.

          Other Services

      The recently completed sale of our remaining six regional cable companies and, thus, the sale of nearly the whole of our broadband cable interests may in time lead to additional competition from parties seeking to provide telecommunications services, including access services, and multimedia services, through these broadband cable networks. For further information relating to the sale of our broadband cable interests, see “— Broadband Cable” above.

      Although we do not manufacture our own equipment, we do resell equipment under our own label that has been manufactured for us. The terminal equipment sector has been open to full competition since 1990 and is characterized by falling prices, low margins, rapid technological innovation and intense competition. The basis for competition in this field is primarily price. T-Com’s most significant competitors are Siemens AG, Alcatel S. A., Philips Electronics N. V. and Tenovis GmbH & Co. KG (formerly Bosch Telecom GmbH/ Telenorma AG). Most of these competitors are also suppliers to T-Com.

T-Systems

          Principal Activities

      Through our T-Systems division, we offer our large German and international business and governmental customers a broad range of telecommunications (TC) and information technology (IT) services. These services are provided through our wholly-owned subsidiary, T-Systems International GmbH, which was established in 2000 by combining certain of our business units with the business of debis Systemhaus (50.1% of which was acquired in October 2000 and the remaining 49.9% in the first quarter of 2002).

      T-Systems uses advanced information technology and telecommunications expertise to provide customized solutions to our customers. Such solutions include planning, construction, integration and operations services relating to complex information technology and telecommunication systems. T-Systems provides support for customers through our global telecommunications network in more than twenty countries. In 2002, T-Systems opened offices in Japan and Hong Kong. Effective January 1, 2002, the domestic carrier services business of the T-Systems division was transferred to the T-Com division and the international carrier services business of the T-Com division was transferred to the T-Systems division.

Accordingly, the financial information of the T-Systems division for the previous reporting periods has been adjusted to reflect this reorganization. For further information, see “Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems.”

      Although T-Systems’ customers are located primarily in Germany, the T-Systems division employed more than 10,000 people outside of Germany as of December 31, 2002. The non-German operations of T-Systems support many German-based multinational customers as well as customers headquartered outside of Germany. T-Systems’ primary non-German markets are in Western Europe, North America and Asia. In 2002, German-based operations contributed approximately 72.6% of the division’s revenues. For the year ended December 31, 2002, the TC services group contributed approximately 49.5% of T-Systems’ revenues and the IT services group contributed approximately 50.5% of T-Systems’ revenues. For more information, see “Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems.”

          Business Model

      During 2002, T-Systems’ sales and service organizations functioned on a cooperative basis through two distinct groups, the business lines (BLs) and the service lines (SLs). The BLs were responsible for account management and customer contact. They managed and coordinated the “Sales and Service Teams” (which were made up of personnel from the BLs and the SLs) and were in charge of customer relationship management. The BLs were responsible for order entry, revenues and customer management whereas the SLs were responsible for solutions and product management, and for providing services within the scope of customer projects. The later included the delivery of efficient, high-quality and competitive customer solutions and the responsibility for the revenues and profitability of the services delivered.

      Experts drawn from the BLs and the SLs formed joint Sales and Service Teams. The BLs provided the account manager (who led the team), the sector consultant and the program manager (for customers projects involving different SLs). The SLs provided the SL sales manager or team, the delivery manager, the project manager and sales support employees. Each member of the Sales and Service Teams had defined tasks and responsibilities. The aim was for the Sales and Service Teams to embody the skills of our company and to put them at the disposal of our customers (one point of contact for the customer). In Germany, T-Systems provides services to over 1,500 corporations.

      To serve markets and customers better, to maintain technical excellence, and to promote international competitiveness, T-Systems began reforming its business strategy in 2003. As currently proposed, T-Systems will send dedicated account management teams exclusively to T-Systems’ fifty largest customers. These key account management teams will have specialized expertise in the telecommunications, services and finance, public and healthcare, and manufacturing sectors. Other T-Systems customers will also be managed by expert teams, which are assigned to five service lines (each of which is discussed below): International Carrier Sales and Solutions, Network Services, Computing Services, Desktop Services, and Systems Integration. T-Systems believes that this new strategy will provide superior services to its customers and reduce costs of T-Systems through this more efficient re-allocation of resources.

          Telecommunications Services (TC)

      Telecommunications services encompass a global network infrastructure for voice and data communications and a range of related consulting services, including the “Global Network Factory (GNF),” “Network Services (NWS),” “International Carrier Sales and Solutions (ICSS)”, “Hosting and ASP Services (H&ASP)” and “Media and Broadcast.” Operating divisions of Deutsche Telekom other than T-Systems account for approximately 20.4% of the revenues of the TC services area. For further information, see “Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems.”

          Global Network Factory (GNF)

      The Global Network Factory group plans, builds and operates the global telecommunications platforms of T-Systems and those of our customers. The GNF group, through T-Systems’ global network platform and through the operation of our customers’ networks, is responsible for providing equipment and services relating to the operation of telecommunications networks and other telecommunications services for our customers. In addition to serving customers that use our global telecommunications network, the GNF group manages the national and international corporate networks of our customers. The GNF group is also responsible for the selection and implementation of leading edge technologies within the networks that it builds and operates on behalf of our customers.

          Network Services (NWS)

      The Network Services group installs and operates customized voice and data communications networks for businesses, non-profit organizations and governmental agencies. Projects for customers generally operate through our global network. The solutions offered by the NWS group support fast and reliable communications throughout a customer’s organization as well as communications outside of the customer’s organization (for example, with their customers, suppliers and partners).

      The services offered by the NWS group include the installation of networks covering a single customer location (“local area networks”), exclusive end-to-end communications lines between two customer locations (“leased lines”), and complex virtual private networks (“VPN”), in which we use our global network to create virtual links between a number of geographically dispersed customer locations. The NWS group also offers VPN through the Internet. For a discussion of a regulatory proceeding affecting the pricing of virtual private networks with respect to voice services, see ” — Regulation — Regulation in Germany — Special Requirements Applicable to Market-Dominant Providers — Pricing — Retrospective Review of Tariffs.”

      The NWS group offers the following VPN services to our multinational corporate customers in Europe, North and South America, Asia and the Pacific Rim, as well as in Australia and South Africa:

•	“Global Frame Relay” — is a high-speed communications technology that provides businesses with a cost-effective, flexible way to connect local area networks, system network architecture, voice and Internet protocol-based applications.

•	“Global Business-Link” — is an international private leased circuit service with a bandwidth range from 64/56 Kbit/s to 155 Mbit/s that provides high-speed, high-quality leased line connectivity between two endpoints.

•	“Global Intranet” — is an Internet Protocol (IP)-based virtual private network (VPN), also referred to as corporate intranets, and consists of a dedicated connection between customer sites.

•	“Global Internet” — provides Internet connectivity at a range of access speeds and complements the “Global Intranet” service by extending it to provide public internet services such as e-mail and file-transfer together with private intranet services within an VPN.

      The Network Services group also creates customized voice communication networks for its customers and constructs complex call center solutions that assist customers with the professional management of their incoming calls, faxes and e-mails.

      Contracts relating to Network Services have an average duration of approximately three years. Voice services provided are billed on a per minute basis, while data services provided are billed in terms of bandwidth provided per month. Customers taking advantage of leased line services pay an initial connection fee based on the type of line leased and thereafter pay monthly subscription charges based on the type of line (analog or digital) and line capacity, the length of the line and the duration of the lease. Prices for leased lines declined steadily in recent years due to intense competition, but since mid-2002 have remained relatively stable due to fewer market competitors. Although bankruptcies and other factors contributed to the decrease in competition, there can be no assurance that prices will continue to remain at current levels.

          International Carrier Sales and Solutions (ICSS)

      The International Carrier Sales and Solutions business provides customers (typically other fixed-line and mobile carriers) with direct access to our telecommunications networks, including those networks that are leased from other carriers. Since January 1, 2002, the revenues of the ICSS business have been reflected in the revenues of our T-Systems division. Formerly, they were included in the T-Com division. During 2002, ICSS managed total worldwide voice traffic of approximately 13 billion minutes. The ICSS group provides innovative solutions relating to data transmission, voice and wireless, to telecommunications carriers (including, former incumbent or dominant regional/ national carriers, emerging regional and long-distance carriers, Internet service providers and mobile carriers).

      To meet the growing needs of both fixed-line and mobile carriers worldwide, our portfolio of services has been expanded through joint ventures and strategic alliances.

      Competitive rates and individual leases allow us to provide customized solutions targeted to individual carriers’ needs. Through our own network and partnering and leasing arrangements, we offer one of the world’s largest telephone networks and provide the most advanced ISDN network with links to more than forty countries.

      ICSS also provides carrier termination and transit services to other fixed-line and mobile carriers for calls that originate outside Germany and are routed through T-Systems’ international network for termination in Germany or a third country. We purchase termination services from foreign carriers for termination of T-Systems’ outbound international traffic.

      The international services that we provide have been augmented by the continuous build up of our own global network through partnering and leasing arrangements. In 2002, we had points of presence (leased space where network infrastructure is installed and maintained) in twenty-two major cities in sixteen countries. Further extensions of our network are planned based on customers’ needs and cost considerations.

          Hosting and ASP Services (H & ASP)

      Hosting and ASP Services enable our customers to employ Internet technologies in their businesses. H & ASP Services provide the underlying infrastructure that enables a customer’s business to operate more efficiently and seamlessly. The H & ASP Services group arranges (or “hosts”) the Internet presence of customers by providing a reliable connection to our network and managing the customer’s website. In addition, as an application service provider (or “ASP”), the H & ASP Services group provides the software necessary to maintain a reliable Internet connection. The H & ASP Services group also provides electronic marketplaces and portals that enable enterprises to conduct business transactions electronically, either within a single industry or between enterprises from different industries. With these electronic marketplaces and portals, our customers can facilitate their relationships with suppliers (“supply chain management”) or with customers (“customer relationship management”). In 2003, T-Systems expects to expand this aspect of its business beyond Germany into other parts of Europe and the United States.

      In Germany, T-Systems’ H & ASP Services are also marketed by the T-Com division to its small and medium-sized business customers. Outside Germany, we also market these services through arrangements with third parties. H & ASP Services generates approximately 35% of its revenues in Germany via T-Com sales channels and about 65% via T-Systems sales channels.

      Contracts involving H & ASP services have an average duration of approximately three years.

          Media and Broadcast

      In Europe, T-Systems is one of the largest providers of broadcast services, including analog and digital terrestrial broadcasting, satellite broadcasting and innovative digital applications. At December 31, 2002, the broadcast network of T-Systems included more than 8,000 analog television and radio transmitters and over 100 digital television and radio transmitters. T-Systems has expertise in providing systems equipment technology and digital radio transmitters. Media and broadcast services include:

•	providing broadcast services to public broadcasters and private companies that provide content for broadcast media, including traditional (analog and digital) terrestrial broadcasting, satellite broadcasting and innovative digital applications;

•	planning, building and running multi-media platforms and providing complete solutions for customers;

•	maintaining a dedicated service and sales staff in order to provide optimal service and retain customers.

      T-Systems’ media and broadcast customers are comprised of public and private broadcast companies in Germany, as well as television production companies and international audio broadcasters. Customers pay for media broadcast services based on fixed contracts with an average duration of four to six years.

          Information Technology Services (IT)

      The information technology (IT) services group has broad expertise regarding computer software and hardware and information technology systems solutions. The IT group provides information technology services, including, systems integration services, computing services and desktop services, to large and multinational enterprises. Other operating divisions of Deutsche Telekom account for approximately 41.8% of revenues of the IT services group. For further information, see “Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems.”

          Systems Integration and Consulting

      The Systems Integration group provides customers with consulting, implementation and applications support relating to systems solutions in the area of telecommunication and information technology. The Systems Integration group develops software solutions customized for the needs of individual customers and integrates those solutions into the information technology and telecommunications structures of the customer. Examples of the services offered include solutions that assist customers in managing their business processes (e.g., supply chain management solutions that enable business customers to use information technology and telecommunications to organize their relationships with suppliers).

      Contracts involving systems integration services have an average duration of approximately one year and provide either for payment at hourly rates or at a fixed payment agreed to in advance.

      T-Systems offers customers comprehensive consulting services in all service and business lines. These include management and technology consulting in all lines of business regarding the use of information technology and telecommunications in all facets of a customer’s business, such as supply chain management, business process optimization and modeling, customer relationship management and knowledge management. Consulting services also include strategy, organization and technology consulting for companies that are primarily engaged in the information technology and telecommunications markets. Consulting services are an integral part of the services provided by each of the other business lines and service lines.

          Computing Services

      The IT group provides our customers with the ability to outsource their entire information technology operations. The services offered include the operation of data centers, applications management, user support and network management. The IT group can also facilitate the transfer of information technology assets and personnel from the customer to T-Systems. The IT group also installs, operates and administers central computer systems (mainframes), open computer systems and business applications on behalf of customers.

      Generally, contracts involving computing services have an average duration of four years or more. Customers pay for computing services based on contractually agreed service levels. These agreements describe the quantity and quality of services to be provided (for example, 99.9% guaranteed reliability) and the extent of services to be provided.

      T-Systems operates a very large computer network, called the “Global Computing Factory,” as a platform for the information technology services offered to customers. The Global Computing Factory provides the personnel, servers (assets) and infrastructure necessary to operate the information technology resources of its customers. For further information about the Global Computing Factory, see “— Description of Property — Global Computing Factory.”

          Desktop Services

      T-Systems develops and implements for customers complete office systems solutions, desktop operations services, call centers and help desk services. These services may include the sale or lease of desktop computer hardware produced by third parties.

      Generally, contracts involving desktop services have an average duration of two years or more. Customers pay for desktop services based on contractually agreed service levels. These agreements describe quantities of goods and services to be provided (for example, the number of computers leased and serviced) and the extent of services to be provided.

          Principal Markets

      T-Systems’ business model is focused on large business customers, German and non-German multinational corporations, and international telecommunication carriers and broadcasters (including companies that provide content for broadcast media). During 2002, T-Systems in Germany offered services to more than 1,500 large business customers (and approximately 10,000 subsidiaries of such customers). T-Systems services customers primarily in the financial services, manufacturing, public and healthcare, retail and distribution, telecommunications, media broadcast, and travel and transport industries as set forth below. Most of these customers are German or European-based with operations in various countries around the world.

•	Financial services — primarily consists of banks and insurance companies. T-Systems develops solutions that enable these customers to conduct banking transactions over the Internet and electronic management of data via the Internet or mobile phone.

•	Manufacturing — includes manufacturers of automobiles, aircraft, electronics and manufacturers of component parts used by other manufacturers. T-Systems provides electronic supply management, Internet marketplace and information technology outsourcing services.

•	Public and Healthcare — includes government agencies, state pension funds, the armed forces of the Federal Republic of Germany, research and teaching institutions, as well as international organizations. T-Systems enables these customers to establish innovative business processes, such as services to individuals through the Internet and the management of data and voice networks.

•	Retail and Distribution — includes diverse areas of business such as wholesale distribution, energy distribution, information technology service, lottery companies, print and broadcast media and the consumer goods industry. T-Systems provides a variety of services, including billing solutions, shops for direct sales in the Internet and data bank systems.

•	Telecommunications — includes other network operators and companies offering fixed-line, mobile and Internet telecommunications services. T-Systems provides content management systems for the organization of information on their websites and billing systems, among other services.

•	Travel and Transport — includes air transport, rail transport, public transportation systems, logistics and tourism enterprises, hotel chains and rental car companies. T-Systems provides Internet-based reservation and booking systems and Internet portals on behalf of these customers.

•	Media and Broadcast — includes broadcast services to public broadcasters and private companies that provide content for broadcast media including traditional (analog) terrestrial broadcasting, satellite broadcasting and innovative digital applications.

          Seasonality

      The revenues of the T-Systems division are not materially affected by seasonal variations. However, T-Systems’ revenues may be subject to quarterly fluctuations depending upon sales cycles (currently ranging between six and eighteen months) and purchasing patterns and resources of customers, which are subject to general economic conditions and are difficult to predict. Accordingly, revenues received in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

          Suppliers

      The principal goods and services purchased by the T-Systems division are computer hardware for client server and mainframe, computer standard- and application-software, network capacity and network services, telecommunications network components and IT consulting services. T-Systems manages, on behalf of customers, the risk in the supplier relationship as well as quality and cost considerations. We do not believe that T-Systems is dependent on any single supplier.

          Dependence on Intellectual Property and Material Contracts

      T-Systems does not believe that it is dependent on any individual patent, license or industrial, commercial or financial contracts. However, we are subject to third party software licenses in connection with the services provided to customers. Any breach, violation or misuse of any of such third party software licenses could result in additional costs with respect to the particular project that is the subject of such licenses.

      Other operating divisions of Deutsche Telekom (primarily T-Com and T-Mobile) account for approximately 31% of the total revenues of the T-Systems division. In 2002, DaimlerChrysler, through multiple contractual arrangements, accounted for approximately 5% of the external revenues of the T-Systems division.

          Competition

      T-Systems operates in markets that are subject to intense competitive pressures. T-Systems faces a significant number of competitors, ranging from large IT companies to an increasing number of relatively small, rapidly growing and highly specialized organizations. We believe that T-System’s combination of service, performance, quality, reliability and price are important factors in maintaining our competitive position.

      The principal competitors of T-Systems in the telecommunications area include AT&T, France Telecom/ Equant, British Telecom, Cable & Wireless and Colt. The principal competitors of T-Systems in the information technology area include IBM Global Services, EDS, CSC, Cap Gemini Ernst & Young, Siemens Business Service and Accenture.

      Competition in the telecommunications area (including network services, IP, voice and data communications) is intense, based primarily on price, service offerings, network connectivity and reliability and customer support. Although prices for leased lines and customer telecommunications networks had been declining for the past several years as a result of this competition, our telecommunications activities at T-Systems were positively affected by the addition of new customers as a consequence of the recent bankruptcies of WorldCom, Global Crossing and KPNQwest.

      In the information technology area (including systems integration services), competition is intense and the current market is characterized by strong pricing pressures, reduced IT budgets of customers and an extension of customers’ sales cycles. As a result of these competitive pressures, many companies, including T-Systems, are attempting to maintain market share through improved productivity, cost-cutting measures, reliance on IT expertise and maintenance of existing customer relationships. This situation has also led to consolidation of the IT sector, which consolidation is expected to continue for the foreseeable future.

      Like many of its competitors, T-Systems provides outsourcing services to large enterprises and therefore must allocate significant resources to projects for these customers. Although the allocation of resources in this way has not adversely affected T-Systems’ business in the past, it is possible that intensified competitive and cost reduction pressures may result in reduced profit margins and/or loss of market opportunities.

      We believe that T-Systems can compete effectively, largely due to its strategy of providing comprehensive solutions (planning, building and operating) to its customers’ needs across a broad spectrum of IT and telecommunications activities. We believe that with T-Systems’ focus on industry specific expertise, we can reduce complexity and respond to customers’ requirements with more complete solutions and integration of service offerings, thereby acting as a seamless end-to-end telecommunications and information technology partner with customers.

T-Mobile

          Principal Activities

      The principal services offered by the T-Mobile division are digital mobile telephony services based on the mobile telecommunications technology known as “GSM” (or Global System for Mobile Communications) and non-voice services such as SMS (Short Message Services), MMS (Multimedia Messaging Services) and other data services to residential and business subscribers based on CSD (Circuit Switched Data) or GPRS (General Packet Radio Service) technologies. T-Mobile USA, Inc. and Powertel, Inc. operate a Wi-Fi 802.11b wireless broadband (WLAN) network, which can be used by subscribers in more than 2,000 public locations in the United States, including airports, conference centers and coffeehouses. Each of our T-Mobile division subsidiaries offers international roaming services for GSM and GPRS to subscribers through a large number of international roaming agreements with third-party operators, so that subscribers can access mobile services while they are outside their network service area. The T-Mobile division also sells mobile handsets to subscribers as part of packaged service offerings.

      Mobile voice and data services are offered both on a prepay basis and on a contract (postpay) basis. Subscribers purchase contract services on the basis of fixed monthly fees and pay time-based airtime, or per message, fees. Some contract service offerings include a limited amount of airtime, data volume or messages in the monthly fee. Prepay services are purchased on the basis of monetary increments that are recorded on the subscribers’ cards and then deducted based on airtime or messaging usage fees as the cards are used. Usage fees can vary according to the tariff plan selected by the customer, the day and time of day when a call is made, the destination of the call and, in some cases, other provisions applicable to the tariff plan and whether the called party is also a customer of the same network.

          Integration and Alliances

      T-Mobile International has started to coordinate its European operations (Germany, Austria, the Czech Republic, the United Kingdom and the Netherlands) so that they run more like a single enterprise. Operating areas with potential for efficiencies such as IT/Network Technology and Product Management/ Marketing/ Branding Development are in the process of being combined. The objective of this effort is to achieve economies of scale, including increased purchasing power.

      T-Mobile announced in April 2003 that it intends to join in an alliance with Telefonica Moviles and Telecom Italia Mobile (TIM) to cooperate in several key areas, including the development of joint services relating to roaming, voice and the development of handsets. The key focus of the alliance is to make services more widely available and seamless. The alliance is to be open to other operators as potential members and is still subject to approval by certain regulatory authorities.

          New Services

      T-Mobile offers mobile online services in Europe developed by T-Mobile International UK Limited (TMO UK Ltd., formerly T-Motion plc.). TMO UK Ltd. was originally established as a joint venture between our T-Mobile group and our T-Online subsidiary. On April 1, 2002, T-Mobile acquired the 40% of TMO UK Ltd. previously owned by T-Online. TMO UK Ltd.’s services were launched in Germany in September 2000, in the United Kingdom in February 2001 and in Austria in May 2001 and are now also available in the Czech Republic. In April, these services were bundled and branded as t-zones. In the future, Deutsche Telekom plans to further expand its mobile online services to other markets where it holds mobile communication interests. Mobile online services can be used through WAP-enabled handsets using GPRS as well as CSD for access.

      T-Mobile has invested in network infrastructure relating to the GPRS mobile communications platform. GPRS is a technology that permits transmission of data at rates substantially faster than those that can be achieved using CSD technology. T-Mobile introduced GPRS for contract subscribers on a commercial basis in Germany in February 2001, in Austria in April 2001, in the Czech Republic in August 2001, in the Netherlands in December 2001 and in the United Kingdom in June 2002. In November 2001, GPRS-based services were launched in the United States under the name iStream, which was subsequently branded as t-zones.

      Revenues from SMS and other mobile data services (“mobile data revenue”) in Europe increased in 2002 by 48% compared to 2001, when non-voice revenues were EUR 1.1 billion. Total mobile data revenues in Europe were EUR 1.7 billion in 2002, representing 12.3% of T-Mobile’s revenues in Europe. A major part of the data revenues was from SMS services. For more information, see “Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Mobile.”

      T-Mobile has also made substantial investments in the next generation mobile communications standard known as Universal Mobile Telecommunications System or “UMTS.” UMTS is a technology that is expected to permit transmission of data at rates faster than those that can be achieved using GPRS technology. T-Mobile invested EUR 8.5 billion in UMTS licenses in Germany, EUR 171 million in licenses in Austria, EUR 395 million in licenses in the Netherlands and EUR 6.6 billion in licenses in the United Kingdom in 2000, and EUR 103 million in licenses in the Czech Republic in 2001. These investments in licenses do not include the costs of UMTS network build-out in these countries.

      In February 2002, T-Mobile announced plans to cooperate with several infrastructure suppliers in the construction of UMTS mobile communications systems. T-Mobile has agreements with mmO2 plc (“mmO2”) jointly to construct and maintain UMTS networks in Germany and the United Kingdom. We expect these arrangements to reduce total UMTS network construction costs and operational expenditures substantially. The agreements, which are subject to regulatory approval by the EU Commission, provide for the sharing of new and existing base stations, including sites and masts, predominantly in certain urban areas. The parties will also designate certain non-urban areas to one or the other party to construct, maintain and operate a UMTS network. We also entered into a joint venture with Dutchtone N.V. in the Netherlands to jointly construct and maintain a UMTS network there.

          Global Branding

      As part of T-Mobile’s global marketing strategy to increase customer awareness of and loyalty to its brand, we have internationally introduced the “T-Mobile” brand. T-Mobile’s operations in Germany, formerly known as “T-Mobil,” began operating under the “T-Mobile” brand in February 2002. In April 2002, the operations in the United Kingdom, formerly known as “One 2 One,” we rebranded as “T-Mobile” and the Austrian operations, formerly known as “max.mobil,” were rebranded as “T-Mobile.” We began rebranding VoiceStream/ Powertel’s operations as “T-Mobile” with the rollout of its services in California and Nevada in the third quarter of 2002, and completed the rebranding of VoiceStream/ Powertel as “T-Mobile” throughout the United States in the fourth quarter of 2002. In the Czech Republic, rebranding was completed in 2002, and the Czech company’s legal name will be changed from “Radiomobil” to “T-Mobile Czech Republic” in the first half of 2003. In February 2003, the operations in the Netherlands, formerly known as “Ben,” were rebranded as “T-Mobile” as well.

          Principal Markets

      The T-Mobile division includes the activities of our majority-owned mobile communications subsidiaries in Germany, the United States (June 1, 2001), the United Kingdom, Austria, the Czech Republic (since April 1, 2001) and the Netherlands (since October 1, 2002). Through our T-Mobile division, we also hold minority investments in mobile communications providers in Poland and Russia and indirectly in the Ukraine.

      The Deutsche Telekom group also directly or indirectly owns interests in mobile communications companies in Hungary, Croatia, Macedonia, Slovakia, the Philippines and Malaysia. At present, however, none of these investments is included as part of the T-Mobile segment for reporting purposes. For further information regarding these investments, see “— T-Com” and “— Other Activities.”

      T-Mobile Deutschland and our other mobile communications subsidiaries count contract customers as subscribers for the length of their contracts and count prepay customers as subscribers for a prescribed amount of time, which differs according to the market. At the end of this time, or in the case of payment default or voluntary disconnection, the subscribers are cancelled or “churned.” The churn rate for any given period represents the number of subscribers whose service was discontinued during that period, expressed as a percentage of the average number of subscribers during that period, based on beginning and period-end figures.

          Germany

      Through T-Mobile Deutschland, we offer mobile communications services to individual and business subscribers in Germany. At December 31, 2002, T-Mobile Deutschland had approximately 24.6 million subscribers as compared to approximately 23.1 million subscribers at December 31, 2001. Of the total subscribers at December 31, 2002, approximately 11.5 million were contract subscribers, as compared to approximately 10.7 million at December 31, 2001. T-Mobile Deutschland had approximately 13.1 million prepay subscribers at December 31, 2002, as compared to approximately 12.4 million at December 31, 2001.

      T-Mobile Deutschland’s average churn rate for 2002 was 1.5% per month compared to 1.4% per month in 2001 and 1.0% per month in 2000. The average churn rate increased between 2000 and 2002 due to the increased proportion of prepay subscribers to total subscribers. Prepay subscribers generally have higher churn rates than contract subscribers, reflecting the tendency of the prepay customers to change mobile communication providers. Generally, a prepay customer is churned after a maximum period of 15 months (depending on the prepay tariff plan) if the customer has neither originated nor received a data or voice communication in that period.

          North America

      In May 2001, we acquired all of the outstanding equity securities of VoiceStream Wireless Corporation and of Powertel, Inc., two formerly independent U.S. mobile operators, in exchange for an amount of our shares having a market value on the acquisition date of EUR 28.7 billion plus EUR 4.9 billion in cash. As from May 31, 2001, VoiceStream Wireless Corporation and Powertel, Inc. have been fully consolidated within the T-Mobile division. VoiceStream Wireless Corporation was renamed T-Mobile USA, Inc. in August 2002. T-Mobile USA/Powertel as used in this Annual Report refers to T-Mobile USA, Inc. and Powertel, Inc. on a combined basis.

      Through T-Mobile USA/Powertel, we offer mobile communications services to individual and business subscribers in the United States. At December 31, 2002, T-Mobile USA/Powertel had approximately 9.9 million subscribers, as compared to approximately 7.0 million at December 31, 2001. Of the total subscribers at December 31, 2002, approximately 8.6 million were contract subscribers, as compared to approximately 5.2 million at December 31, 2001, and approximately 1.4 million were prepay subscribers, as compared to approximately 1.8 million at December 31, 2001.

      T-Mobile USA/Powertel’s average churn rate for 2002 was 4.0% per month, as compared to 4.7% per month for 2001. For postpay subscribers, the average churn rate decreased to 2.5% in 2002 compared to 3.2% in 2001. For prepay subscribers, the average churn rate increased to 10.2% in 2002 compared to 8.4% in 2001. This increase in prepay churn was the consequence of the integration of Powertel, whose subscriber base was mainly prepay. The higher average churn rate compared to European operations is mainly due to a much higher prepay churn in the United States. This is caused by a different disconnection policy at

T-Mobile USA/Powertel. Depending on the voucher customers buy, they are disconnected 15 to 60 days after purchase of the voucher. The decrease in churn in 2002 was achieved by various customer retention and churn prevention measures started in different areas at T-Mobile USA/Powertel and changed subscriber mix with a higher percentage of contract subscribers.

      T-Mobile USA entered into an agreement with Cingular Wireless LLC (“Cingular”) in November 2001 to share in the ownership and operation of GSM network infrastructures in specified markets. We contributed our network assets in the New York Basic Trading Area (“BTA”) (the “New York City market”), and Cingular contributed its network assets in the Los Angeles and San Francisco Major Trading Areas (“MTAs”), which cover most of California and parts of Nevada (the “California/ Nevada market”), to a newly formed joint venture entity, GSM Facilities. Concurrent with its formation, GSM Facilities entered into operating agreements with T-Mobile USA and Cingular to manage and maintain the assets previously owned by each company on behalf of the joint venture. In July 2002, we began marketing our commercial service in and around the major population centers of the California/ Nevada market, including San Francisco, Los Angeles and Las Vegas, and Cingular began marketing its commercial service in the New York City market. The monthly cash operating expenses of GSM Facilities are charged to T-Mobile USA and Cingular based on each party’s proportionate share of spectrum in each market. Through a separate reciprocal home roaming agreement, Cingular and T-Mobile USA charge each other for usage that differs from the spectrum-based expense allocations in each market. GSM Facilities also incurs non-cash expenses including depreciation on assets in the joint venture and interest charges on certain capitalized tower leases, which are allocated to T-Mobile USA and Cingular based on their relative economic interests in GSM Facilities.

      The capital expenditure requirements of the joint venture are funded through capital contributions from T-Mobile USA and Cingular. Pursuant to the operating agreements, T-Mobile USA and Cingular procure services and network equipment on behalf of GSM Facilities in the respective markets in which they operate and resell them to GSM Facilities. Capital contributions to fund the expenditures by GSM Facilities are then allocated to each party based on the nature of the expenditures. Contributions to fund network capacity increases are allocated based on each party’s incremental growth in network usage, while contributions to fund technology upgrades and network footprint expansion are generally allocated evenly. Under the terms of the infrastructure sharing agreement, Cingular is obligated to contribute USD 450 million for GSM Facilities’ capital expenditures in addition to their share of capital expenditures over two years from inception.

      Contractual termination provisions provide for an orderly unwinding of GSM Facilities over a two year period in the event of a change in control of a member, material breach or at the discretion of either member. In an unwinding, the New York City market network assets would be returned to T-Mobile USA and the California/ Nevada market network assets would be returned to Cingular, with a settlement between the members to adjust for contribution differences. Under some circumstances, an unwinding would also include the exchange of certain predetermined spectrum licenses between Cingular and T-Mobile USA, although the spectrum licenses are not held by GSM Facilities. Additionally, an unwinding caused by certain actions of either party may result in substantial cash termination payments by that party. In the event of such termination, T-Mobile USA would incur substantial capital expenditures for the subsequent build-out of a wireless network in the California/ Nevada market and to enhance the network in the New York City market.

          United Kingdom

      In October 1999, we purchased T-Mobile UK (formerly One 2 One), the fourth largest provider of mobile communications services in the United Kingdom, for a purchase price of EUR 10.9 billion (including the assumption of outstanding shareholder loans).

      Through T-Mobile UK, we offer mobile communications services to individual and business subscribers in the United Kingdom. At December 31, 2002, T-Mobile UK had approximately 12.4 million subscribers, as compared to approximately 10.4 million at December 31, 2001. Of the total subscribers at December 31, 2002, approximately 2.2 million were contract subscribers, as compared to 1.7 million at December 31, 2001, and approximately 10.2 million were prepay subscribers, as compared to 8.7 million at December 31, 2001.

      Of the total number of T-Mobile UK subscribers at December 31, 2002, approximately 2.4 million were subscribers of Virgin Mobile, a joint venture between T-Mobile UK and the Virgin Group. Virgin Mobile is a so-called mobile virtual network operator established jointly by T-Mobile UK and the Virgin Group. As a virtual network operator, Virgin Mobile purchases airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the “Virgin Mobile” brand name. For information on court proceedings between T-Mobile UK and the Virgin Group over disputes concerning Virgin Mobile, see “Item 8. Financial Information — Litigation.”

      T-Mobile UK’s average monthly churn rate during 2002 was 2.2%, as compared to 1.9% per month in 2001. While T-Mobile UK historically counted prepay subscribers as part of its subscriber base for 12 months after their last outbound call, after July 1, 2001, T-Mobile UK reduced this period to six months, which T-Mobile UK believes is more in line with competitors in the United Kingdom. This change in the churn policy caused customers to be removed from our subscriber base after a shorter period of inactivity. We expect a high rate of disconnection of prepay subscribers in the first quarter of 2003.

          Austria

      Through T-Mobile Austria (formerly max.mobil), the T-Mobile division offers mobile communications services to individual and business subscribers in Austria. At December 31, 2002, T-Mobile Austria had approximately 2.04 million mobile communications subscribers, slightly below the number of subscribers at December 31, 2001, due to a higher churn rate and less gross additions. Of the total subscribers at December 31, 2002, approximately 0.9 million were contract subscribers, slightly above the number of contract subscribers at December 31, 2001, and approximately 1.1 million were prepay subscribers, slightly below the number of prepay subscribers at December 31, 2001.

      T-Mobile Austria’s average churn rate during 2002 was 2.3% per month, as compared to 1.6% in 2001. The increase of the churn rate was due to the disconnection of a high number of prepay subscribers. T-Mobile Austria churns prepay subscribers twelve months after their last charged data/voice communication and last reload of their prepay cards.

          Czech Republic

      T-Mobile International holds an equity interest of approximately 92% in Cmobil, which owns an equity interest of 61% in the Czech mobile communications network operator RadioMobil. Until April 2001, Cmobil owned 49% of RadioMobil. RadioMobil has been fully consolidated in our financial statements since April 1, 2001. At December 31, 2002, RadioMobil had approximately 3.5 million subscribers, as compared to approximately 2.9 million at December 31, 2001. RadioMobil’s average churn rate during 2002 was 0.9% per month, as compared to 0.5% in 2001. This is due to a rising prepay churn resulting from the high number of gross additions in 2000 and 2001. Principally, a prepay customer is churned after a period of twelve months if no originating or receiving communication is recorded.

          The Netherlands

      In October 2000, T-Mobile International acquired an equity interest of 50.0% minus one share in Ben Nederland Holding, B.V., whose wholly-owned subsidiary, Ben Nederland B.V. was one of five operators in the Dutch mobile communications market. The acquisition of the stake in Ben took place after T-Mobile International acquired a third generation UMTS license in the Netherlands in July 2000 in a consortium with Belgacom S.A. and Tele Danmark A/S called 3-G Blue, which subsequently merged with Ben. T-Mobile International had a shareholders’ agreement with Belgacom, Tele Danmark (“TDC Mobile”) and Gringots S.A.R.L. (“Gringots”), which gave T-Mobile International the right, from January 2002 through December 2005, to require Belgacom, TDC Mobile and Gringots to sell all or parts of their shareholdings in Ben to T-Mobile International. T-Mobile exercised the call option on September 20, 2002. The price per share was EUR 17.05 and all 100 million shares held by Belgacom, TDC Mobile and Gringots were acquired at a price amounting to approximately EUR 1.7 billion. T-Mobile Netherlands (formerly Ben) has been fully consolidated in Deutsche Telekom’s financial statements since October 1, 2002. In addition, T-Mobile Netherlands repaid all outstanding shareholder loans from Belgacom and TDC Mobile (approximately EUR 274 million) on September 30, 2002.

      At December 31, 2002, T-Mobile Netherlands had approximately 1.4 million subscribers, as compared to approximately 1.2 million at December 31, 2001. Ben’s average churn rate for 2002 was 2.8% per month, as compared to 3.0% in 2001. If they have not originated or received a call for a period of 180 days, prepay subscribers at T-Mobile Netherlands are churned and removed from the subscriber base.

          Poland

      T-Mobile International holds a 49.0% equity interest in Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”). At December 31, 2002, PTC had approximately 4.9 million subscribers, as compared to approximately 3.8 million at December 31, 2001. Deutsche Telekom has a contingent obligation of EUR 128 million to acquire further shares in PTC. PTC’s average churn rate for 2002 was 1.6% per month, as compared to 1.8% in 2001. A PTC prepay customer is churned after a period of nine months after the expiration of a customer’s prepay coupon. A PTC customer is able to receive calls but not originate calls after the customer’s coupon has expired. For a discussion of a dispute concerning our investment in PTC, please refer to “Item 8. Financial Information — Litigation.”

          Russia

      T-Mobile International holds an equity interest of approximately 36.27% in Mobile TeleSystems OJSC (“MTS”), a Russian mobile telecommunications company. T-Mobile International also owns a 49% stake in a Russian company that owns approximately 4% of MTS’ outstanding shares. At December 31, 2002, MTS had approximately 6.6 million subscribers, as compared to approximately 2.8 million at December 31, 2001. MTS’s average churn rate for 2002 was 3.7% per month, as compared to 2.2% in 2001. In April 2003, T-Mobile is in the process of reducing its interest in MTS to 25.1% through sales of shares to third parties.

          Seasonality

      T-Mobile’s business is affected by seasonal factors, with a general increase in sales of products and services in all markets during the fourth calendar quarter due to holiday purchases. As a result, T-Mobile’s performance during the fourth quarter can have a significant influence on its performance for the full year.

          Suppliers

      T-Mobile purchases network components, as well as mobile handsets for purposes of resale, from a number of different suppliers. T-Mobile has attempted to address the risk of delays in the supply of UMTS network equipment and other technologies by using multiple suppliers where appropriate and by negotiating contractual penalties to be enforced if the supplier does not meet the agreements in time and quality. T-Mobile expects the first market release of commercially viable European Standard UMTS handsets by the fourth quarter of 2003.

          Marketing

      Each of the principal subsidiaries in our T-Mobile division uses its own combination of distribution channels to market products and services to customers. In each of the principal markets, third-party distributors, who typically market the products and services of multiple mobile phone network operators, play a significant role in marketing. Our mobile communications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of marketing expenses and special commissions. In addition, T-Mobile markets its products and services to retail customers through direct sales outlets, particularly in Germany and Austria, and markets products and services to business customers through a direct sales force. In Germany, an important distribution channel is our group’s T-Punkt retail shops. Mobile telecommunications resellers (who purchase airtime and handsets at a discount from network operators, resell packaged services and handsets through their own distribution channels, charge their customers at rates that they set independently and provide customer service and technical support) are also an important distribution channel. In the United Kingdom, T-Mobile UK sells basic services to Virgin Mobile, a virtual mobile network operator established by T-Mobile UK and the Virgin Group, which resells these services under the “Virgin” brand name at rates that it sets independently. Because of the Virgin branding, customers of Virgin Mobile may not be aware that they use T-Mobile’s network.

          Dependence on Patents, Licenses, Industrial, Commercial or Financial Contracts

      T-Mobile owns a large number of registered patents and has a number of patent applications outstanding, particularly in Germany, for technical innovations in the area of mobile telecommunications applications resulting from its development activities. We do not believe that our T-Mobile division is dependent on any one or group of patents.

      To offer mobile telecommunications services in the different jurisdictions in which we operate, we require and therefore are dependent on licenses from the relevant authorities in each of these jurisdictions. For further information on those licenses, see “— Regulation — Regulation in Germany — Licensing and Notification Requirements; Allocation of Frequencies” and ” — Regulation — International Regulation — Different Regulatory Regimes.” Some of these licenses have limited terms that expire within the next 20 years. For example, the German GSM license expires on December 31, 2009. Although T-Mobile Deutschland expects to be able to renew this license if necessary, it has no legal entitlement in this regard.

The Austrian GSM license expires on December 31, 2015 with additional GSM licenses expiring in 2019. In the United Kingdom, T-Mobile UK has an individual Public Telecommunications Operator License that cannot be revoked without cause until May 9, 2020. Otherwise, the PTO license will remain in force indefinitely unless terminated or revoked. Ben holds a DCS 1800-licence expiring in February 2013 as well as a UMTS licence expiring in December 2016. The licence conditions do not contain extensions of the licence period. In Germany, the United Kingdom and Austria, T-Mobile holds UMTS licences expiring in 2020.

      We do not believe that our T-Mobile division is dependent on any third party industrial, commercial or financial contract.

          Competition

          General

      Competition in mobile communications is generally intense and conducted on the basis of price, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service.

      In the past, competition in the European mobile communications market has been conducted at the national level. Increasingly, however, competition in this market is being conducted on a more international basis than in the past.

      We have not acquired a UMTS license in auction or non-public tender procedures in Italy, Spain or France. It is unclear at the present time, however, to what extent ownership of a UMTS license in each of these major markets will be advantageous in comparison to other strategies for entering those markets, such as participating as a Mobile Virtual Network Operator (MVNO). A MVNO is a provider that relies on another company for its network, focusing its efforts on marketing and customer service.

      We believe that the decisions by Germany, the United Kingdom, Austria, the Czech Republic and the Netherlands to auction UMTS licenses, as contrasted with the decisions to conduct non-public tender procedures in Spain and other countries, have created an uneven competitive playing field within the European Union that benefits incumbent telecommunications providers in countries where auctions were not conducted.

      In Germany, the United Kingdom, Austria, the Czech Republic and the Netherlands, the rate of mobile phone penetration is quite high. As a result, growth in the number of T-Mobile subscribers in these markets is expected to be significantly lower than in past years, and the focus of competition will shift from customer acquisition to customer retention and to increasing average revenues per user by stimulating demand for new products and services. In this connection, the timely introduction of new technologies that permit faster data transmission and enhanced services is highly significant. Churn rates could rise as mobile network operators seek to acquire subscribers of other mobile network operators. While the focus of competition is shifting, we expect that competition will continue to be intense. Large numbers of subscribers in Europe have taken advantage of prepay tariff packages. Since these prepay subscribers are not bound to T-Mobile or other operators by contract, this trend may generate additional competitive pressure in the future.

      The global mobile communications industry has been undergoing consolidation in recent years, which may increase competitive pressure. We expect that the crowded markets caused by the UMTS auctions will lead to further consolidation in Europe. In the United States, we expect that pressures to consolidate will increase due to the expiration of spectrum ownership limits imposed by the U.S. telecommunications regulator in December 2002. In addition, new technologies, whether introduced by us or by others, can be expected to draw subscribers from existing technologies, including those of Deutsche Telekom. The competitive dynamics of the mobile telecommunications industry therefore could change in ways that we cannot predict and that could adversely affect our financial position and results of operations.

          Germany

      In Germany, T-Mobile Deutschland faces intense competition from the network operators Vodafone D2 (formerly Mannesmann D2), E-Plus and mmO2 (formerly Viag Interkom). In 2002, T-Mobile Deutschland achieved again the same high level of market share compared to 2001. T-Mobile Deutschland had a market share of approximately 41.0% at December 31, 2002, while Vodafone D2 had a market share of approximately 38.0%, E-Plus had a market share of approximately 13.0% and mmO2 had a market share of approximately 8.0% at that date. The penetration rate in the German mobile communications market was approximately 71% at December 31, 2002.

      In the retail market, in addition to competition from other network operators, T-Mobil faces significant competition from resellers.

      The German government awarded six UMTS licenses in August 2000, to the four existing German mobile communications network operators, the German mobile services reseller Mobilcom and a joint venture owned by Telefonica and Sonera. A significant number of subscribers on T-Mobile Deutschland’s GSM network currently have customer relationships with Mobilcom. The joint venture partners Telefonica and Sonera have announced that they have abandoned their plans to enter the German UMTS market and terminated their German GSM activities in 2002. In November 2002, Mobilcom wrote down its UMTS network and license completely. According to Mobilcom, it agreed with major shareholder France Telecom to suspend the development of its UMTS business in Germany. New entrants, and agreements between new entrants and existing network operators, could cause competition in the German UMTS market to be even more intense than competition in the GSM market has been, particularly as a result of the need operators will have to recoup substantial sums expended on acquiring UMTS licenses.

          North America

      In the United States, T-Mobile USA/Powertel operates the smallest of the six national mobile networks in terms of subscribers. T-Mobile USA/Powertel faces intense competition in the United States mobile telecommunications market from the national mobile providers, Verizon Wireless, Cingular, AT&T Wireless, Sprint PCS and Nextel, and from some regional operators. The market share of T-Mobile USA/Powertel is approximately 7.2% at December 31, 2002, compared to approximately 5.3% per end of 2001. Most of these competitors have been operating in the U.S. mobile communications market for a considerable time prior to the entry of T-Mobile USA/Powertel’s predecessors, VoiceStream and Powertel, into the market.

      The U.S. mobile telecommunications market is quite different in a number of respects from the European telecommunications mobile markets. The nationwide network operators use no single communications standard. Cingular Wireless and AT&T Wireless have started to switch their networks to the GSM standard. Licenses to provide wireless services cover numerous localities, rather than the entire nation. It can be difficult for network operators to obtain the spectrum needed in some localities to expand subscriber bases, upgrade the quality of service and add new services, particularly in densely populated urban areas. On the other hand, low population density in some areas can cause problems with network efficiency and result in geographically sizeable areas with no or limited coverage. For these and other reasons, penetration levels for mobile telephony services in the United States are generally lower than penetration levels in Western European countries, with an estimated 52% mobile penetration rate as of December 31, 2002. As a result, operators in the United States market generally continue to invest heavily in order to encourage and capture growth in subscriber numbers.

          United Kingdom

      In the United Kingdom, T-Mobile UK faces intense competition, principally from Vodafone, mmo2 (formerly BT Cellnet) and Orange, a subsidiary of France Telecom. Vodafone had a market share of approximately 27.0% at December 31, 2002, while mmo2 had a market share of approximately 24.0%, Orange had a market share of approximately 26.0% and T-Mobile UK had a market share of approximately 24.0%. T-Mobile UK’s share in 2001 was approximately 22.0%. Compared to its competitors, T-Mobile UK’s customer base, including the part provided by Virgin Mobile, has a lower proportion of business subscribers. The penetration rate in the British mobile communications market was approximately 88% at December 31, 2002.

      In the retail market, in addition to competition from other network operators, T-Mobile UK faces significant competition from resellers and is starting to compete with virtual mobile network operators who have entered the United Kingdom mobile telecommunications market.

      In addition to the existing mobile operators, T-Mobile also faces potential competition from the launch of 3G services from “3” (a brand name of Hutchison 3G UK Limited).

          Austria

      In Austria, T-Mobile Austria faces competition from Mobilkom (A1), Connect Austria (One) and tele.ring. T-Mobile Austria’s market share decreased to approximately 32% at December 31, 2002, compared to approximately 34.8% at December 31, 2001, mainly due to an increased churn among prepay subscribers. A1 had a market share of 42.1%, One had a market share of 20.4% and tele.ring had a market share of 5.4%

at December 31, 2002. The penetration rate in the Austrian mobile communications market was approximately 80% at December 31, 2002.

          Czech Republic

      In the Czech Republic, RadioMobil faces competition from Eurotel and Cesky Mobil. At the end of 2002, Eurotel had a market share of approximately 45%, compared to approximately 46% in 2001, and Cesky Mobil had a market share of approximately 15%, compared to approximately 13% in 2001. RadioMobil had a market share of approximately 40% compared to approximately 41% in 2001. The penetration rate in the Czech mobile communications market was approximately 85% at December 31, 2002, up by approximately 17 percentage points in comparison to year-end 2001.

          The Netherlands

      In the Netherlands, T-Mobile Netherlands (formerly Ben) faces intense competition from KPN Mobile, Vodafone, O2 and Orange (formerly Dutchtone). At December 31, 2002, KPN Mobile and Vodafone had market shares of 42% (compared to 43% at December 31, 2001) and 27% (compared to 43% at December 31, 2001), respectively. The market share of T-Mobile Netherlands increased to approximately 12% at December 31, 2002, compared to approximately 10% at December 31, 2001. Compared to its competitors, T-Mobile Netherlands has a high proportion of contract subscribers. The penetration rate in the Dutch mobile telecommunications market was approximately 76% at December 31, 2002, unchanged compared to December 31, 2001.

      In the retail market, in addition to competition from other network operators, T-Mobile Netherlands is starting to compete with virtual mobile network operators who have entered the Dutch mobile telecommunications market.

T-Online

      We offer Internet services in Europe for residential customers and for small and medium-sized business customers through our subsidiary T-Online International AG. T-Online International AG also offers multimedia applications and services for business customers. Our T-Online division also includes the activities of DeTeMedien, whose primary activity is the marketing of advertising in paper and online telephone directories. Beginning in 2003, DeTeMedien’s activities will be included in our T-Com division.

          Internet Services

          General

      With its combined business model of offering both access and non-access Internet services, our T-Online division aims to develop into an Internet media network. Through our subsidiary, T-Online International AG, we market a broad spectrum of online services and operate a variety of Internet portals. The T-Online division also offers a range of value-added services, such as web hosting, web organizer, e-mails, chats and international Internet roaming access.

      T-Online International AG was first listed on the Neuer Markt segment of the Frankfurt Stock Exchange in April 2000 through a public offering of newly issued shares representing approximately 10.0% of its then equity capitalization. Our interest was subsequently diluted through new share issuances in connection with acquisitions to approximately 81.7%. In December 2002, we sold shares representing an additional 9.81% of T-Online International AG equity capital. As of December 31, 2002, we had a controlling ownership interest in T-Online International AG of approximately 71.9%. For information concerning our revenues, see “Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Online.”

          Access business

      With more than 12.2 million subscribers, T-Online International AG is one of the largest European Internet service providers, based on revenues and number of subscribers. T-Online International AG retained its leading position on the German market with 9.96 million subscribers at the end of 2002. In keeping with T-Online division’s growth strategy, its international subsidiaries T-Online France in France, Ya.com in Spain and T-Online.at in Austria also capitalized on the expansion of the broadband market to increase their customer base. Key growth drivers for the access business were user-focused Internet access services, a broad range of free and pay value-added services for residential and corporate customers, and the expansion of the portal offerings through the introduction of broadband dedicated portals in France and Spain.

	At December 31,

Subscribers	2002	2001	2000	2002/2001	2001/2000

	(thousands)			(% change)
Germany	9,962	8,764	6,529	13.7%	34.2%
France	1,031	778	581	32.5%	33.9%
Spain	1,004	892	677	12.6%	31.8%
Others	248	225	153	10.2%	47.1%

	12,245	10,659	7,940	14.9%	34.2%

      The systematic marketing of DSL-enabled broadband services drove Internet access subscriber growth in 2002. At December 31, 2002 the number of T-DSL subscribers in Germany had increased to 2.6 million. An important factor influencing the growth of the T-DSL subscriber base was T-Online’s usage-based tariff-rate policy. In addition to the “T-Online dsl flat” rate option (used by roughly two thirds of DSL users), T-Online offers a number of different volume-based rates. The entry-level tariff “T-Online dsl 1000 MB,” for example, is a broadband package aimed at less active Internet users mainly interested in surfing the Web, chatting online and sending e-mails. Special rate options were also introduced for residential and business customers.

          Internet Media and Content

      Since 2000, T-Online International AG has focused on becoming Europe’s leading Internet media network. In this context, T-Online International AG developed its own portal into a multi-access theme portal (featuring, for example, games, music, sports and movies) and entered into new cooperation agreements with Burda People Group, Axel Springer Verlag and F.C. Bayern Muenchen concerning content. The goal of these measures is to increase the amount and quality of the content provided on T-Online’s portals and to thereby increase the time spent on them by visitors.

      The availability of multimedia information and entertainment services is likely to shape the future success of the broadband market. T-Online International AG bundled such services together to form T-Online Vision, which went live at the CeBIT 2002 telecommunications trade fair in Hannover. This broadband portal broadcasts live shows, movie trailers, music videos and TV formats. Our wide-ranging broadband strategy, which extends to entertainment content, helps to distinguish T-Online International AG from its competitors.

      As previously noted, T-Online International AG entered into cooperation agreements with established content providers in 2002. One of these has been bild.t-online, a joint venture with publishing house Axel Springer, which went live in May 2002 and is now Germany’s most popular general interest portal. The portal had received in the region of 250 million hits by the end of the year under review. T-Online also extended its lifestyle content through an agreement with the magazine Bunte, which resulted in the launch of the joint portal www.bunte.t-online.de.

      Cross-media availability of content is a key success factor in the future expansion of our content offering. Our German customers already enjoy access to T-Online content over narrowband and broadband wired and wireless connections. This will be extended to include access via television. Launched in June 2002, our multi-access portals are designed to guide the user through the content maze. More than 100 new information and entertainment links were presented at the launch of the new multi-access theme portals news, finance, sports, games, music and movies.

      In January 2002, T-Online International AG launched its first paid-content service. By the end of the year, the company was offering more than 3,000 content items in more than 100 different categories. The billing arrangements between T-Online International AG and its customers (through Deutsche Telekom) are crucial to the successful development of the emerging paid-content market. Paid-content premium services evolved into a strategic cornerstone for the T-Online division in 2002. These services are billed on a monthly or pay-per-use basis. Around 250,000 customers signed up for T-Online premium services in the year under review. A further 450,000 users subscribed on a pay-per-use basis.

          International Internet Activities

      The T-Online division took a significant step in the development of its international business in March 2000, when T-Online International AG acquired a 99.9% equity interest in T-Online France, the online service business of the French Lagardère group, in exchange for 5.69% of T-Online shares (after giving effect to the listing of T-Online shares that took place in April 2000 and to the acquisition of an interest in comdirect bank). T-Online France, known under the name of Club Internet, concentrated on expanding its broadband business last year. T-Online France had approximately 1,031,000 subscribers in France at December 31, 2002. With over 100,000 DSL subscribers, T-Online France is currently France’s second largest internet service provider in ADSL business.

      In October 2000, T-Online International AG acquired Ya.com, a leading Spanish Internet service provider, in exchange for cash and approximately 1.25% of T-Online shares. Ya.com had approximately 1,004,000 customers in Spain at December 31, 2002.

          Regulation

      T-Online is not subject to regulation of tariffs under the German Telecommunications Act. However, Internet subscribers are indirectly affected by regulation of tariffs, as wholesale costs include charges for telecommunications services that are regulated by that Act.

          Competition

      The German and European markets for Internet access and portal services have been and will continue to be very competitive. In the market for Internet access services, competition occurs on multiple fronts, including pricing, brand recognition, network speed and reliability, customer support and timely introduction of new products and services. The regulatory environment can also exert a significant influence on the level of competition in this market. For Internet access providers, the terms on which they and their customers are able to secure telecommunications network services from carriers are important factors in the development of the market, and these services are generally regulated to promote competition. In the market for portal services, we face competition from websites maintained by Internet service providers, Internet information retrieval services, online community websites, homepage services, e-Commerce retailers and shopping portals, as well as from traditional medias, including newspapers, magazines, radio and television.

          Publication

      The main focus of DeTeMedien’s business activities is the marketing of advertising in paper and online telephone directories and the publication and distribution of telecommunications directories in Germany in cooperation with small and medium-sized publishing companies. The products “Das Telefonbuch” (the telephone book), “GelbeSeiten” (yellow pages), “GelbeSeiten regional” (regional yellow pages) and “DasÖrtliche” (white pages), are published via different channels, such as print, online and mobile. DeTeMedien receives most of its revenues from advertisements contained in these products.

      DeTeMedien and its publishing partners are market leaders in Germany for directory media. In recent years, DeTeMedien’s products have been subject to increasing pressure from competitors.

Other Activities

      As part of our four-pillar strategy, we assigned our telecommunications industry activities to our four corresponding divisions. Our “Other Activities” segment focuses on cross-division management functions and consists mainly of our administration and operations of our headquarters, including the treasury function and certain “shared services” — relating to our divisions — that are combined for greater cost efficiencies. The shared services include, among others, the administration of our owned real estate within Germany, domestic billing services, domestic fleet management, domestic training center and the Personnel Services Agency (PSA) relating to employee transfer and relocation. Furthermore, the segment “Other Activities” also includes some competence centers and various shareholdings including minority interests in certain foreign entities. The shares of T-Mobile International AG & Co. KG (formerly T-Mobile International AG), T-Online International AG and T-Systems International GmbH are also included in Other Activities.

      As part of the repositioning of our divisions, our interests in our Eastern European subsidiaries MATAV, Hrvatski Telecom and Slovak Telecom have been consolidated in the T-Com division as from January 1, 2002. Furthermore, our subsidiaries in New York, Tokyo, London and Singapore, which were to a large extent sales and marketing operations of the T-Systems divisions, were transferred from “Other Activities” to the T-Systems division from January 1, 2002.

          Activities in Germany

      The real estate unit generated the largest proportion of the revenue of the shared services within the segment “Other Activities.” The real estate unit is responsible for renting and selling commercial real estate and for providing facility management services for our own and third-party-owned real estate. For more information with respect to our real estate management activities and portfolio, see “— Description of Property — Real Estate.”

      Billing services is another centrally organized service unit. This unit provides billing services for our divisions within Germany (except T-Mobile), and also for certain third party carriers that use our telecommunications networks.

      Our fleet management company DeTeFleetServices GmbH was established in July 2002 to capitalize on synergy effects. It manages a fleet operation of approximately 40,000 vehicles throughout all our divisions in Germany. It operates as a full-service provider in the field of fleet management and mobility services.

      In connection with our job reduction program, our recently established Personnel Service Agency (PSA) employs displaced workers, and trains and equips them with other employment qualifications for redeployment within the Deutsche Telekom group or other companies, or for project or temporary assignments. By December 31, 2002, the PSA was responsible for the equivalent of approximately 1,700 full-time employees. Approximately 150 of these employees were involved in the administration of the PSA. For more information, see “Item 6. Directors, Senior Management and Employees — Employees and Labor Relations — Other Employees.”

      Our treasury unit is primarily responsible for cash management and investments in securities, for leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credits, as well as the issuance of credit in the capital markets, the handling of payments and clearing transactions, and foreign exchange and hedging activities.

      Our Telekom Training Center is responsible for providing training and qualification services and the performance of vocational and professional training for employees within Germany.

      Also included in the segment “Other Activities” is T-Venture Holding GmbH (“T-Venture”). This holding company invests in young, innovative technology companies that operate in the T.I.M.E.S. (Telecommunications, IT, Multimedia, Entertainment/ Electronic Business and Security) markets. T-Venture also invests in venture capital funds in North America, Europe, Asia and Israel. During the fourth quarter of 2002, we decided to reduce our level of investing activities due to market conditions. Please refer to “— Innovation Management (Research and Development)” for more information.

      The segment “Other Activities” also includes the establishment and maintenance of international property rights for the Deutsche Telekom group, including the “T-Mobile,” “T-Online” and “T-Systems” brands.

      In December 2002, the segment “Other Activities” sold 120 million shares of T-Online International AG to institutional investors for net proceeds of EUR 706 million, reducing its shareholding in our T-Online subsidiary to 71.9%. Additionally, during 2002, we sold all of our remaining shares of France Telecom for approximately EUR 294 million, and our remaining 25% interest in Satelindo for USD 325 million (EUR 321 million).

          International Activities

      The international activities of the “Other Activities” segment have decreased considerably as a result of the transfer of certain foreign shareholdings to our other divisions. Since January 1, 2002, the remaining international activities included in “Other Activities” are our minority shareholdings in South-East Asia.

      We currently indirectly hold an 8% minority interest (diluted from 21% during 2002) in the Malaysian telecommunications provider Celcom (Malaysia) Berhad. Celcom is number two in the Malaysian mobile business market, had approximately 1.8 million customers, and generated revenues of approximately USD 632 million (EUR 671 million) in 2002. We apply the cost method to account for this investment.

      We also currently indirectly hold a 20% preferred stock interest and directly hold a 25% minority interest in the common stock of Globe Telecom, the leading national mobile communications and fixed-line network operator in the Philippines. Globe Telecom had approximately 6.8 million customers, and generated revenues of approximately USD 888 million (EUR 943 million) in 2002. We apply the cost method to account for these investments.

INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)

      Innovation management focuses on innovation strategy, research and development, product lifecycle management, patents and T-Venture. Our research and development activities are performed primarily in the divisions and are coordinated centrally.

Research and Development Expenditure

      In 2002 we incurred approximately EUR 0.9 billion of research and development costs. Of this amount, approximately EUR 77.1 million was invested in cross-divisional medium and long-term product-oriented projects under central innovation management. The divisions themselves invested approximately double this amount in product development. Expenditure for preliminary product-related R&D was therefore at a similar level as in 2001. Approximately EUR 643 million was invested in the development and upgrading of the necessary software systems and architectures, an amount similar to that invested in 2001. Approximately 6,900 employees were involved in these projects, working to create new products and offer them efficiently to the customers of the group. This represents 9% fewer employees than in 2001.

Patents

      A total of 547 patent applications were submitted by us in 2002. The number of applications for software patents was higher in 2002 than in 2001. At the end of 2002, we held approximately 4,500 industrial rights. Many of these industrial rights have been strategically implemented within the company and marketing of some of them to third parties has begun.

T-Venture

      T-Venture invests in young, innovative technology companies with above-average growth potential in markets of commercial interest to us. Furthermore, T-Venture invests in venture capital funds in North America, Europe, Asia and Israel. An objective of the investment program is to tap into innovative technologies at an early stage. T-Venture invested a total of EUR 10.6 million in the 2002 financial year. There was a decrease in investment activities attributable to the unfavorable prevailing market conditions, which also adversely affected existing investments and activities. Many of the companies in T-Venture’s portfolio did not achieve their own targets. This led to valuation adjustments in the case of some shareholdings. Certain companies were forced to file for insolvency. At December 31, 2002, T-Venture’s portfolio consisted of forty-one direct shareholdings in companies and nine shareholdings in venture capital funds with an aggregate carrying value of the assets of EUR 64.4 million.

ACQUISITIONS AND DIVESTITURES

      As part of our strategic plans, we intend to sell certain non-core assets in order to reduce our indebtedness and improve liquidity. We have sold the assets listed in the table below and we have announced plans to sell, in whole or in part, certain other non-core assets including various real estate assets in Germany. In addition, we are in the process of reducing our stake in MTS. See “— Description of Business Divisions — T-Mobile — Principal Markets — Russia.” The following list contains each of the principal acquisitions and dispositions made by us since January 1, 2000.

Year	Segment	Event	Amount

			(billions of
			euro)
2003	T-Com	Sale of six regional cable companies	1.7
2002	Other	Sales of real estate	1.3
2002	Other	Sale of shares in T-Online International AG to institutional investors	0.7
2002	T-Systems	Asset-backed securitization transaction	0.3
2002	Other	Sale of interest in Satelindo	0.3
2002	Other	Sale of interest in France Telecom	0.3
2002	T-Mobile	Exercise of call option to acquire 51% of Ben Nederland Holdings B.V.	(1.7)
2002	T-Systems	Acquisition of remaining 49.9% of debis Systemhaus	(4.7)
2001	T-Com	Sale of receivables in an asset-backed securitization transaction	1.4
2001	Other	Sale of real estate	0.7
2001	T-Com	Sale of interest in regional cable television company for Baden-Wuerttemberg	0.9

Year	Segment	Event	Amount

			(billions of
			euro)
2001	Other	Sale of interests in Sprint, FON and PCS	3.4
2001	Other	Sale of interest in WIND (net of withholding tax)	2.1
2001	T-Com	Acquisition of interest in Hrvatske telekomunikacije (Croatia)	(0.5)
2001	T-Mobile	Acquisition of T-Mobile USA and Powertel	(33.8)*
2001	T-Mobile	Acquisition of interest in RadioMobil	(0.6)
2001	T-Com	Acquisition of interest in Macedonia Telecom (Maktel)	(0.3)
2000	Other	Sale of Logistic center	0.4
2000	T-Com	Sale of interest in the regional cable television companies for North Rhine-Westphalia and Hesse	3.0
2000	Other	Sale of interest in Global One	2.9
2000	T-Mobile	Acquisition of UMTS licenses in Germany, UK and Austria	(15.3)
2000	T-Mobile	Initial investment in T-Mobile USA	(5.6)
2000	T-Com	Acquisition of interest in Slovenske Telekomunikacie	(1.0)
2000	T-Mobile	Acquisition of interest in Ben Nederland Holdings BV	(1.1)
2000	T-Com	Acquisition of interest in MATAV	(2.3)
2000	T-Online	Acquisition of Club Internet	(1.9)*
2000	T-Online	Acquisition of interest in comdirect	(0.7)*
2000	T-Online	Acquisition of ya.com	(0.4)*
2000	T-Mobile	Acquisition of interest in PTC	(1.1)
2000	T-Com	Acquisition of interest in Westel 900 (Media One)	(1.0)

*	amount invested includes market values of shares exchanged

REGULATION

Regulation in Germany

          Liberalization

      The legal framework for the regulation of the telecommunications sector in Germany was completely transformed through the German Telecommunications Act, which came into force on August 1, 1996. The Telecommunications Act required the complete liberalization of the German telecommunications market by January 1, 1998, as mandated by the directives of the EU Commission. This represented the final step in the liberalization effort that began in 1989. The following sections refer to the present framework, which is under legislative review. Following the adoption of the new European Union regulatory framework, amendments to many of the laws and regulations described herein may be passed. For further information about the new European Union Regulatory Framework, see “— The European Union Regulatory Framework — New Regulatory Framework.” A first draft of the new Telecommunications Act by the German Economics Ministry was distributed among market participants in February 2003. For further information, see “— Special Requirements Applicable to Market-Dominant Providers.”

          The Regulatory Framework

      The Telecommunications Act allows virtually unrestricted market access by qualified entrants. The principal objectives of the Telecommunications Act are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telecommunications services throughout Germany and to provide for the regulation of frequencies. The Telecommunications Act aims to achieve these objectives principally by requiring licenses for the conduct of certain telecommunications activities, allocating frequencies, securing universal service and subjecting enterprises having dominant positions in particular telecommunications markets (so-called “market-dominant providers”) to a special regulatory framework.

          Regulatory Supervision

      Since January 1, 1998, the Regulatory Authority for Telecommunications and Posts (Regulierungsbehoerde fuer Telekommunikation und Post) (the “German telecommunications regulator”), a supervisory body established within the German Economics Ministry (Bundesministerium fuer Wirtschaft und Arbeit) has carried out regulatory functions under the Telecommunications Act. The German telecommunications regulator has various powers under the Telecommunications Act, including the authority to grant and revoke licenses, control network access and interconnection, and approve or review the tariffs and tariff-related general business terms and conditions of market-dominant providers. It also has the authority to assign and supervise frequencies and to impose universal service obligations.

      The German telecommunications regulator is supported by an Advisory Council (Beirat) consisting of nine representatives of each of the two houses of the German Parliament, but the matters with respect to which the Advisory Council must be consulted are very limited. The Advisory Council is involved in, among other things, decisions concerning license auctions regarding scarce frequencies and decisions obligating a licensee to provide universal service. The Advisory Council need not, however, be consulted with regard to tariff decisions. A president and two vice-presidents who are nominated by the German Government upon the proposal of the Advisory Council head the German telecommunications regulator.

          Licensing and Notification Requirements; Allocation of Frequencies

      The Telecommunications Act establishes licensing requirements for the following activities:

•	the operation of transmission lines for mobile telecommunication services for the public (Class 1 licenses),

•	the operation of transmission lines for satellite services for the public (Class 2 licenses),

•	the operation of transmission lines for public telecommunications services (Class 3 licenses), and

•	the provision of voice telephony services to the public on the basis of self-operated telecommunication networks (Class 4 licenses).

      Generally, except in the case of scarce telecommunications frequencies, the number of licenses is not limited, and each applicant satisfying basic qualification requirements is entitled to receive a license. In applying for a license, an applicant is required to specify the geographic scope and the type of activity subject to license. Conditions and obligations may at any time be attached to a license to promote the achievement of the objectives of the Telecommunications Act.

      A number of telecommunications services, such as text and data transmission services over leased lines, voice services for corporate networks and closed user groups, and the simple resale of voice telephony services, are not subject to licensing requirements. However, any entity providing telecommunication services is required to notify the German telecommunications regulator of its operations.

      By law, frequencies are to be allocated upon request on a non-discriminatory basis according to objective and verifiable criteria. Licenses may be awarded by auction or competitive bidding if the German telecommunications regulator determines that frequencies are not available in sufficient quantity for all applicants or if multiple applications are submitted for the same frequency. The German telecommunications regulator may exclude a company from taking part in an auction or competitive bid for licenses or frequencies if the success of that company in an auction or bid would endanger competition based on principles of equal opportunity. The German telecommunications regulator may also deny approval of an application to transfer a license on the same basis, regardless of whether scarce frequencies are involved.

      Payment of an initial license fee or frequency fee is required of parties to whom licenses or frequencies have been granted or allocated. In addition, parties to whom frequencies have been assigned are required to make annual contributions to cover the costs incurred by the German telecommunications regulator in planning and administering efficient and interference-free frequency usage.

      The level of licensing fees raised pursuant to the Licensing Fees Ordinance is presently the subject of court proceedings, which are expected to lead to lower licensing fees. On the other hand, a new fee ordinance is currently under discussion that would establish additional fees that depend on the revenues of the regulated company, to cover the costs of regulation. The details of this new fee ordinance still remain open. For further information in this regard, see “— The European Union Regulatory Framework.”

      In applying for a license under the Telecommunications Act, the applicant generally has considerable flexibility in choosing the scope and geographical range of the products and services it wishes to offer. Even if a licensee is granted a license covering all of Germany, it generally may choose to provide only those service and geographic combinations that offer the best business opportunities. This flexibility is limited, however, to the extent that the applicant is required to provide universal services, as described below under the heading “— Universal Services.”

          Special Requirements Applicable to Market-Dominant Providers

          General

      Market-dominant providers and their affiliates are subject to special rules and obligations, including most importantly:

•	the prior approval or retrospective review of tariffs and related business terms and conditions by the German telecommunications regulator, insofar as such tariffs relate to a market in which the provider is dominant. See “— Pricing.”

•	the obligation to offer competitors, on the basis of unbundling, special network access (including interconnection) as well as access to essential services and facilities used by the market dominant provider internally on a non-discriminatory basis. See “— Special Network Access and Interconnection.”

•	potentially, the obligation to provide universal services in a market. See “— Universal Services.”

•	the possible inclusion of restrictive conditions in licenses, such as, in the case of scarce frequencies, a condition not to combine with another provider in the same market or the rejection of bids for licenses and frequencies in case of scarce frequency capacity to the extent that equal competition on the relevant market is endangered.

      In addition, market-dominant providers must maintain segregated accounting systems to allow for transparency in dealings among their various licensed telecommunications services, and between such services and license-free services, in order to prevent, among other things, the cross-subsidization of services. In this regard, the German telecommunications regulator may specify the structure of internal accounting for particular telecommunications services subject to licenses. Furthermore, under general competition law principles, market-dominant enterprises, as a rule, are required to refrain from abuses of their dominant positions. See “— Competition Law.”

      Market dominance under the Telecommunications Act is determined by reference to the German Act Against Restraints on Competition (Gesetz gegen Wettbewerbsbeschraenkungen). This Act provides, among other things, that a company is refutably presumed to have a dominant position if its share equals or exceeds one-third of a relevant market. For information regarding a proceeding on the European Union level relating to this issue, see “— The European Union Regulatory Framework.” The definition of the relevant product and geographic market and the determination that a company is market-dominant under the Telecommunications Act are made by the German telecommunications regulator in agreement with the German federal competition authority.

      We believe that for some time to come the German telecommunications regulator is likely to view us as holding a dominant position in the German market for public voice telephony services in the fixed network and in other markets, including most of those in which we had monopoly rights in the past. As a result, we expect that the provisions of the Telecommunications Act relating to the regulation of market-dominant providers will be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to reach dominant positions in the near future, we expect that for some period of time we will have to compete in significant markets with providers not subject to the requirements applicable to market-dominant providers. These competitors may therefore have more flexibility than we have in terms of the selection of services offered and customers served, pricing and the grant of access to their networks. The definition of a market in which dominance exists requires a number of judgments, and is subject to change as competitive conditions further develop.

      In December 2002, the German federal government commented on the reports of the German telecommunications regulator and the Monopoly Commission (Monopolkommission) regarding the development of competition in the German telecommunications market. The German federal government noted a continuing lack of competition in many areas of the fixed telephony market but clearly stated that regulation should be reduced where markets are competitive. The German federal government also stated that the economic justification for wholesale regulation does not apply to the extent that wholesale products are losing their character as bottlenecks to competition because our competitors are able to make retail offers based on these products.

      In February 2003, the Economics Ministry distributed a first draft of the new Telecommunications Act to take account of the changed market conditions in Germany and the new European Union regulatory framework. Our first assessment of the draft reveals the risk of more extensive and intensified regulation. The

Ministry has not used the opportunities for deregulation currently offered by the by the new European Union regulatory framework. Instead, compared to the present Telecommunications Act, the draft proposes vast discretionary powers for the German telecommunications regulator and a more limited scope for judicial review. These negative aspects currently outweigh positive aspects of the draft, like the possible future treatment of specific markets under general competition law and the limitation of regulatory intervention regarding mobile markets. It cannot be predicted at this time how the proposed amendments of the first draft will influence specific market segments. Overall, the amendments could have a considerable negative impact on our results of operations if enacted in the present form. We are continuing to discuss the draft legislation with the Economics Ministry and other market participants. If adopted by the German parliament in the summer or fall of 2003 based on an official draft expected in April, the new Telecommunications Act is expected to become effective at the end of 2003 or the beginning of 2004.

          Pricing

      Under the Telecommunications Act, tariffs and tariff-related business terms and conditions for the telecommunications services of market-dominant providers and their affiliates are subject to special regulatory oversight and control insofar as they relate to a market in which such dominance is determined to exist. Other tariffs are essentially unregulated under the Telecommunications Act. The tariffs of all providers in Germany are, however, subject to European and German law of general application, including competition and consumer protection laws and ordinances. In addition, tariffs for universal services must be set at an “affordable price.” See “— Universal Services.”

      The Telecommunications Act distinguishes between tariffs that require prior regulatory approval and tariffs which do not require prior approval, but which are subject to retrospective review. Prior approval is required for the tariffs of a market-dominant provider in the areas of public voice telephony services, the operation of transmission lines for telecommunications services to the public, and access and interconnection services. All other tariffs including tariffs in respect of mobile telephony, subscription fees for cable transmission services and fees for satellite services may be put into effect without prior approval. However, in markets in which a provider is considered to have a market dominant position, such tariffs are subject to retrospective review to the extent that facts become known that indicate that the tariffs are inconsistent with the Telecommunications Act.

          Prior Approval of Tariffs

      The Telecommunications Act provides for two basic approaches to prior approvals of tariffs: a price-cap approach and an approach involving individual approvals based on an assessment of the costs of providing a particular service (the “cost-based approach”). The Tariff Regulation Ordinance (Telekommunikations-Entgeltregulierungsverordnung) provides that priority is to be given to the price-cap approach. The cost-based approach applies to tariffs for services that under the regulation may not be, or are not, combined in a “basket” together with other services in accordance with the price-cap approach.

      Tariffs may not be approved if they (1) contain surcharges which prevail solely as a result of the applicant’s market-dominant position, (2) include discounts which prejudice the competitive opportunities of other companies in a telecommunications market or (3) discriminate among customers for the same or similar services in a telecommunications market, unless such surcharges, discounts or discriminatory features are objectively justified.

      Price-Cap Approach. Under the price-cap approach, the German telecommunications regulator establishes baskets of services, lays down an initial price benchmark for each basket and limits tariffs for the blend of services within that basket through the use of a price-cap formula. This formula allows for price increases or requires price decreases from the initial benchmark level based on the general inflation rate, reduced by an amount that reflects expected productivity improvements. In establishing the price-cap formula, the German telecommunications regulator is required to consider a range of factors, including the relationship of the initial tariff levels to the costs of efficient service provision and the productivity improvements being achieved by other enterprises in similar markets. The price-cap formula has the effect of requiring the affected company to reduce, or limiting the extent to which it can increase, the aggregate tariffs for services within a basket.

      The price-cap approach to tariff regulation has been applied to voice telephony services to the public. In 1998, the German telecommunications regulator established a price-cap regime that was applicable to the years 1998 through 2001 and that was divided into two two-year periods. The price-cap regime required tariff reductions in each two-year period that reflected an expected productivity improvement of 6% minus an estimate of consumer price inflation. In 2001, the German telecommunications regulator established a new price-cap regime that is applicable to the years 2002 through 2004 that is divided into three one-year periods. The new price-cap regime calls for price reductions in each one-year period reflecting productivity improvements of 1% minus a measure of inflation. On December 19, 2002, the German telecommunications regulator approved the details of the price-cap regime until April 31, 2004, including a price increase for analog retail telephone lines of EUR 0.33, rather than EUR 0.99 as aimed at by us based on the assessment of the market situation. The German competition authority has criticized the decision, as it does not sufficiently consider the remaining gap between wholesale and retail line charges in Germany.

      Cost-Based Approach. Tariffs requiring prior approval that are not dealt with under a price-cap are based on the costs of efficient provision of the relevant service. The German telecommunications regulator bases its determination of the costs of efficient service provision on the long-term incremental costs of providing a particular service, with an additional amount in respect of overhead costs (including an appropriate return on capital employed), to the extent such costs are necessary for the provision of the service. The applicant is required to submit extensive documentation as to its costs and the methods and parameters on which its determination of costs is based in respect of the service in question. The German telecommunications regulator in general has broad discretion, however, in deciding whether to accept an applicant’s attribution of costs to a particular service. In recent years, in determining tariffs under the cost-based approach, the German telecommunications regulator has declined to take into account costs that we believe were properly attributed to the service in question. Discussions continue concerning the appropriate methodology to be used in the calculation of the long-term incremental cost of the services subject to cost-based pricing.

          Retrospective Review of Tariffs

      All tariffs of market-dominant providers in markets in which such dominance occurs are subject to retrospective regulatory examination, even if the tariffs were initially subject to prior approval. The German telecommunications regulator must initiate examination proceedings if it becomes aware of facts indicating that tariffs that were initially subject to prior approval contain discounts or discriminatory features that are not objectively justified and may ultimately object to such tariffs and declare them to be invalid. In addition, with tariffs not subject to prior approval, the German telecommunications regulator may initiate examination proceedings if it becomes aware of facts indicating that such tariffs contain surcharges, discounts or discriminatory features that are not objectively justified. The German telecommunications regulator may object to such tariffs and declare them invalid.

      In 2001, the German telecommunications regulator decided that the rates for external telecommunications services for closed user group members are subject to regulatory approval. We initiated legal proceedings that are still pending. For further information in this regard, see “Item 8. Financial Information — Litigation.”

      In December 2002, the German telecommunications regulator imposed upon us the obligation to raise our contractually-agreed rates with two closed user groups. The German telecommunications regulator decided that part of the tariff structure does not comply with cost-based standards. The application of such standards in this case endangers the competitiveness of our services in this market and could lead to a material loss in market share. We initiated legal proceedings that are still pending. For further information in this regard, see “Item 8. Financial Information — Litigation.”

          Special Network Access and Interconnection

      The Telecommunications Act imposes specific obligations concerning access to networks and interconnection. The Network Access Ordinance (Netzzugangsverordnung) under the Telecommunications Act provides details concerning these obligations and specifies the manner in which special network access (including interconnection) is to be accomplished.

          General Principles and Practice

      Every operator of a public telecommunications network, irrespective of the operator’s market position, is obligated, upon request, to make an offer to other network operators for interconnection to its network. If the parties cannot reach an agreement on such interconnection, the German telecommunications regulator will order the interconnection upon application of one of the parties. To date, numerous interconnection orders have been issued. The contents of all agreements on special network access must comply with certain requirements of the Network Access Ordinance.

          Provisions Applicable to Market-Dominant Providers

      A network operator that offers telecommunications services to the public and is a market-dominant provider in a particular market must allow every user access to its network or parts thereof. Such access may be granted via connections provided for all users (general network access) or via special connections (special network access), which includes the interconnection of networks. Limitations on access may be based only on the “essential requirements” set forth in the Open Network Provision Directive of the European Union, which include the preservation of the security of network operations, the maintenance of network integrity, the interoperability of services and the protection of data.

      A provider dominant in a market for telecommunications services to the public must also grant to competitors active in the same market access to essential services it uses internally for the provision of such services. Such access must be provided under the same conditions it applies to itself, unless the offer of different conditions can be objectively justified.

      A market-dominant provider generally is required to unbundle its services for special network access, and must therefore offer its internally used essential services, including transmission, switching and operational interfaces, in such a way that other users need not purchase services they do not want. In addition, a market-dominant provider generally is obligated to allow other network operators to use transmission, switching and operational interfaces to its network on its premises on the same conditions it applies to itself.

      Agreements on special network access (including interconnection) must be provided to the German telecommunications regulator immediately following their execution. Conditions in such agreements must be based on objective criteria, be comprehensible and guarantee equal access.

          Fixed-Fixed Interconnection

      The German telecommunications regulator approved the current interconnection pricing level in October 2001 and in November 2002. The interconnection tariff system that has applied since January 2002 is based on the “element-based” system, which is the international norm. Under an element-based interconnection tariff system, the tariff for transmission of traffic is based on the number and type of network elements used in transmission and not on the distance over which the traffic is transmitted. The actual prices of our interconnection services are among the least expensive tariffs in Europe.

      We are planning to seek approval from the German telecommunications regulator in September 2003 for the regulated fixed-fixed interconnection tariffs for the time period starting December 1, 2003. In the past, when making decisions regarding interconnection rates, the German telecommunications regulator has declined to take into account costs that we believe should have been taken into account. The German telecommunications regulator generally has broad discretion in this regard.

      On October 12, 2001, the German telecommunications regulator reached a decision regarding the implementation of element-based interconnection fees. The effect of this decision would be to require us to lower our interconnection rates by an average of approximately 14%. This would permit our competitors to lower their prices for fixed-line international and domestic long-distance calls. This decision, by its terms, took effect on January 1, 2002. We initiated legal proceedings that are still pending. For further information, see “Item 8. Financial Information — Litigation.”

          Mobile-Fixed Interconnection

      Termination rates for our fixed network are independent of the traffic source. Thus, the same standard interconnection offers are offered to mobile operators and alternative fixed network operators. The German mobile operators do not offer call origination, so the retail pricing for mobile originated calls remains exclusively with the respective mobile operator.

          Fixed-Mobile Interconnection

      After major price cuts in the first half of 1998 of about 30% and in 2000 of about 45%, national termination rates of the German GSM mobile network operators have remained stable since the beginning of 2001. In March 2003, the rates of T-Mobile Deutschland and Vodafone D2 are the lowest nationwide, followed by E-Plus and O2 Germany. The new UMTS operators Mobilcom and Quam, who operate GSM via roaming on the E-Plus network, had the highest termination rates in 2002. Quam has ceased operation as of

November 2002. Higher termination rates for younger mobile operators are a common pattern in the European Union.

      We are required to offer to interconnection partners access to all German mobile operators at regulated rates. These rates consist of the termination rate paid to the mobile operator plus an amount for transport within the fixed network at the level of fixed interconnection rates. As mobile operators have interconnected with each other and allow for direct termination of alternative fixed network operators, the above transit service has lost its former bottleneck character. However, the German regulator still insists upon prior approval of these rates.

      Since November 2002, specific mobile number prefixes are no longer allocated exclusively to each individual mobile operator. Rather, a mobile customer may keep his mobile number when changing the operator. In this case, the former mobile operator forwards the traffic directly to the new operator. Though in some of these cases a relatively small extra charge for the network transit is levied, such mobile number portability has no significant impact on mobile termination rates.

          Local Loop Access

      As indicated above with regard to special network access, market-dominant providers are obligated to unbundle their service offerings to the extent demanded by their competitors in a public telecommunications market unless the market-dominant provider can demonstrate that unbundling is not objectively justified under the particular circumstances. In light of this obligation, various competitors have asked us to provide unbundled access to our subscriber lines (i.e., the local loop). By allowing competitors to connect to customer access lines in local networks, unbundling of the local loop allows competitors to gain direct access to subscribers without having to build local networks of their own. In this way, competitors are able to use our customer access lines to offer a wide range of local services directly to the customer.

      In February 1999, the German telecommunications regulator approved a monthly rate of DM 25.40 (EUR 12.99) for access to a two-wire copper line. At the same time, the German telecommunications regulator approved one-time installation fees and a fee for terminating a lease of a two-wire copper line of DM 107.70 (EUR 55.07). These rates were considerably lower than the rates requested by us, since the German telecommunications regulator did not take into account a number of costs that we believed should have been taken into account. We and some of our competitors initiated legal proceedings that are still pending. For further information in this regard, see “Item 8. Financial Information — Litigation.”

      On March 31, 2001, the rates that we were permitted to charge for unbundled access to the local loop expired. In a decision of March 30, 2001, the German telecommunications regulator reduced the monthly line rental charge of DM 25.40 (EUR 12.99) for the unbundled copper pair to DM 24.40 (EUR 12.48) as of April 1, 2001. This new price was valid until March 31, 2003. We and certain of our competitors initiated legal proceedings that are still pending. For further information in this regard, see “Item 8. Financial Information — Litigation.”

      In February 2003, we had applied for a monthly line rental charge of EUR 17.40 (DM 34.03), as we believe that the actual costs incurred are higher than the costs recognized by the German telecommunications regulator. In addition, in April 2002, a decrease in charges was also ordered for one-time installation charges as well as charges paid for cancellation of phone service. The new price of the most frequently demanded installation, the simple transfer of a two-wire copper pair without additional work at the customer’s premises, is equal to EUR 70.56. Decisions made on these charges will expire on June 30, 2003.

      Since January 2001, we have been obligated by standing European Union regulation to make line sharing offers. In March 2002, the German telecommunications regulator issued a decision establishing a monthly price of EUR 4.77 and a one-time connection fee of EUR 85 for this offer. One of our competitors has filed a complaint against this decision. The proceedings are pending.

      Due to sharply increased demand from other telecommunications carriers for local loop access, a backlog has developed in our filling of orders for local loop access. We have been ordered by the German telecommunications regulator to make offers of local loop access to other carriers that include, among other things, a commitment to faster provision of local loop access. In July 2002, the German telecommunications regulator set rules for fair access to the unbundled local loop within our network. The German telecommunications regulator introduced penalties in order to enforce the time limits set for the provision of local loop access. In addition, the German telecommunications regulator stated that we must offer access to electronic information systems in the correspondence of subscriber addresses to specific distribution areas, as well as on collocation sites, virtual collocation and so-called OPAL/ISIS lines, an access technology combining copper wire and glass-fiber transmission. We initiated legal proceedings. For more information, see “Item 8. Financial Information — Litigation.”

      In addition to decisions relating to the appropriate level of network access pricing, the German telecommunications regulator has also made determinations relating to the technical point in the network at which network access must be provided. In one such decision, the German telecommunications regulator took the position that we must provide unbundling in accordance with the demands of competitors to the extent technically feasible. In another decision, the German telecommunications regulator decided that we have to grant unbundled access to the part of subscriber access lines located within customers’ premises. In December 1999, without recognizing a legal obligation to do so, we submitted to the German telecommunications regulator a request for approval of the one-time connection fee and the monthly rental charges that we proposed to charge third parties for direct access to the part of subscriber access lines located within customers’ premises. In February 2000 and, last, in January 2003, the German telecommunications regulator approved the one-time connection fee proposed by us but denied approval for the proposed monthly rental charge. In addition, competitors have submitted requests to the German telecommunications regulator for further unbundling of local loop access. We have submitted comments on these requests to the German telecommunications regulator.

      In February 2001, the German telecommunications regulator opened a formal proceeding relating to potential anti-competitive discounts involved in our offer of T-DSL (digital subscriber line) service, i.e., broad band internet access for end customers. On March 30, 2001, the German telecommunications regulator discontinued this formal proceeding. Although the telecommunications regulator opened another formal proceeding in this regard in December 2001, this additional proceeding was discontinued in January 2002 after we announced plans to raise installation and monthly fees for T-DSL.

      In March and May 2002, the German telecommunications regulator imposed upon us the obligation to modify the contractual conditions for the provision of leased lines. We are required among other things, to include in our contracts clauses requiring us to pay penalties in the case of delays, to expand wholesale supply, and to warrant certain delivery periods. We initiated legal proceedings. For more information, see “Item 8. Financial Information — Litigation.”

          Resale

      In two decisions published in September and November 1999, the German telecommunications regulator had decided that regulatory approval is required for our offers of services to service providers that purchase services for purposes of resale. This position relates to offers of local, domestic, and international long-distance calls as well as local access services. The implementation of the German telecommunications regulator’s order is likely to lead to an increase in competition in these markets. We initiated legal proceedings. For more information, see “Item 8. Financial Information — Litigation.”

      In July 2002, the Cologne administrative court corroborated its position towards resale in the main legal proceeding. We are obligated to offer services to service providers, network operators or other companies that purchase services for purposes of resale. We appealed this decision before the German federal administrative court. The appeal is still pending.

      In March 2001, the German telecommunications regulator issued an order requiring us to offer subscriber network services (i.e., subscriber lines, local calls and city calls) to a particular one of our competitors for purposes of resale. We initiated legal proceedings. For more information, see “Item 8. Financial Information — Litigation.”

      In February 2002, the appellate administrative court rejected our appeal within another administrative proceeding, in which an obligation on our part to re-sell services to network operators was articulated. While the appellate administrative court reversed other aspects of the telecommunications regulator’s decision in this matter, we are now obligated to make resale offers to riodata and Tele2, and to make resale offers to other companies upon request. Negotiations with several companies that have made requests are ongoing.

      In practice, the demand for resale products is small. Demand, however, may change as a result of possible amendments to the German Telecommunications Act. At this stage of the discussion, resale will likely be applied as a regulatory option that may be used by the German telecommunications regulator at its discretion. However, it likely will not include an obligation to re-sell innovative services and non-significant goods and services. The financial consequences for the group are expected to be significant, because resale enables competitors without own their networks to quickly compete with our retail products.

          Internet Access

      On December 15, 2000, we began offering access to our public switched telephone network to Internet platform providers at flat (“unmetered”) rates in response to a decision of the German telecommunications regulator of November 15, 2000, requiring us to offer such a flat rate product. In March 2001, we successfully applied for a preliminary injunction against the obligation to offer a flat rate to Internet platform providers, with the effect that we are currently not obliged to offer such a flat rate product. We still offer unmetered access to our public switched telephone network to Internet platform providers voluntarily. The German telecommunications regulator has suspended the related proceeding at present.

      The EU Commission is currently conducting an investigation into our ADSL/line sharing market. The German telecommunications regulator decided to discontinue the proceedings relating to potentially anti-competitive discounts involved in our offer of ADSL (high speed Internet) service. QSC lodged a similar complaint with the EU Commission in May 2002. The EU Commission requested information on the cost of provision of our ADSL product and Line Sharing (which enables our competitors to use the same access line to the end-customer for Internet access as we use) in 2002, which are also part of its formal proceedings on local loop access. We intend to demonstrate that there is no infringement of competition law in respect to our provision of ADSL service.

      In June 1999, the German telecommunications regulator ruled that the Internet access charges of T-Online are not subject to price regulation because the dominant feature of online services is not telecommunications, but so-called “tele-services” (Teledienste). There are indications, however, that the German telecommunications regulator may change its legal approach to regulation of prices for online services in the future.

      Since January 2001, we have been obligated by standing EU regulation to make line sharing offers. In March 2002, the German telecommunications regulator issued a decision establishing a monthly price of EUR 4.77 and a one-time connection fee of EUR 85 for this offer. One of our competitors has filed a complaint against this decision. The proceedings are pending.

          Universal Services

      The Telecommunications Act includes provisions to ensure the availability of certain basic telecommunications services (referred to as “universal services”) throughout Germany. Additional details concerning universal service requirements are provided in the Universal Service Ordinance (Telekommunikations-Universaldienstleistungsverordnung) and in the Telecommunications Customer Protection Ordinance (Telekommunikations-Kundenschutzverordnung). For more information, see “— Customer Protection Ordinance.”

      The Universal Service Ordinance defines “universal services” to include public fixed-network voice telephony with certain ISDN features, directory services, telephone books, public pay phones and certain categories of transmission lines. These services must be universally available to all customers at a price determined by the German telecommunications regulator to be an “affordable price.”

      Under the Telecommunications Act, if a universal service in a particular product and geographic market is not being appropriately and adequately provided, or where there is reason to believe that such provision will not be accomplished, each licensee with a share of at least 4% of the product market for such service or a dominant position in the relevant product and geographic market can be required to contribute through payments to the cost of providing such universal service. Contributions are required if the provider of a universal service proves that the long-term additional costs of providing the service efficiently in the relevant geographic market, including adequate interest on capital employed, exceed the revenues from providing that service at an affordable price. Details concerning the manner in which this compensatory system will function remain to be determined.

      Under the Universal Service Ordinance, which came into effect at the beginning of 1998, market dominant providers in the relevant markets may be required to provide universal services. We provide customers with voice telephony and other universal services within the framework of the law and our General Terms and Conditions. We currently provide the universal services specified by the Universal Service Ordinance without compensation. If we decide to stop providing any of the services referred to in the Universal Service Ordinance, we must give at least one year’s advance notice. We expect that we will, for some time to come, be the only provider considered suitable to be subjected to the obligation to offer universal services. Accordingly, it may prove difficult for us to cease providing universal services in some markets, although we may be able to claim special compensation.

      If we become required to offer a universal service, and if the revenues from providing that service are insufficient to cover its additional costs, the compensation granted under the Telecommunications Act may be insufficient to cover the full costs to us of providing that service. This results from the fact that we, like other licensees, are required to contribute to the cost of providing these services in proportion to our market share.

      Amendments to the German Telecommunications Act that change universal service provisions are a possible outcome of ongoing discussions. Currently, however, we do not expect such changes.

          Customer Protection Ordinance

      The Telecommunications Customer Protection Ordinance (“Customer Protection Ordinance”), as currently in effect, covers the special rights and obligations between providers of telecommunications services to the public and their customers, who may be either end customers or competitors to the extent that they have concluded a contract or intend to conclude a contract with the respective telecommunications provider. As a result, nearly all our products and services, with only a few exceptions, such as the marketing of telephones, are subject to the provisions of the Customer Protection Ordinance.

      Under the provisions of the Customer Protection Ordinance, market-dominant providers must make their services available to everyone on the same terms. Exceptions must be objectively justified. Further, although telecommunications providers generally have some flexibility in determining whether to offer services in “bundles,” the dominant company is required to offer individual services on an unbundled basis when there is a “general demand” for those individual services in the market. This requirement applies to the description of individual services and the relevant service specifications, as well as the billing for such services. Offering individually listed services as a package is, however, still allowed.

      In addition, the market-dominant provider must, upon request, eliminate or repair any malfunction immediately, including at night or on Sundays or holidays. Customers can request a free itemized statement of their calls, which must be detailed enough to allow them to check and monitor the accuracy of their bills. In the event that a customer has made no other arrangements with another provider, the customer will receive a combined bill from his local carrier. In such cases, the charges for all calls that the customer has made via other providers must be listed separately. Finally, as of January 1, 2001, telecommunication service providers have been under an obligation to ensure that any customer who has set a ceiling for his calling charges does not exceed it. The Customer Protection Ordinance also allows for certain limitations on the liability of telecommunication service providers.

      On February 21, 2000, the German telecommunications regulator ruled that we must continue to offer billing and collection services for dial-up voice telephony, directory inquiry, value-added services and dial-up Internet-by-Call until December 31, 2000, on the same terms and conditions as had previously prevailed. For the period thereafter, new conditions may be agreed upon. The German telecommunications regulator also ruled that, not later than June 30, 2000, we would be obligated to submit for regulatory approval proposed terms and conditions for the provision of these services after December 31, 2001. We initiated legal proceedings. For more information, see “Item 8. Financial Information — Litigation.”

      Even before the revision of the Telecommunications Act, the Economics Ministry intends to enact separate legal requirements in response to the misuse of certain value-added and premium rate services by some of our customers, who offer such services under specific prefixes within our network. Such services are billed directly to the customer and have tariffs. The current proposals drafted by the Ministry would give expanded monitoring powers to the German telecommunications regulator and impose strict and potentially costly requirements on network operators and providers. The law is expected to become effective in spring 2003.

          Billing and Collection

      In October 1999, we announced that, starting on April 1, 2000, we would no longer provide billing and collection services to our competitors other than services that are mandatory under the Customer Protection Ordinance. In our view, these mandatory services include billing for competitors and forwarding to competitors any payments made to us by our customers for calls made through those competitors, but not collection of bills on behalf of competitors. In response to a complaint submitted by a competitor, however, the German telecommunications regulator instituted proceedings against us in October 1999, alleging that the implementation of our plans to discontinue the provision of billing and collection services for competitors would constitute an abusive practice.

      On February 21, 2000, the German telecommunications regulator ruled that we must continue to offer billing and collection services for dial-up voice telephony, directory inquiry, value-added services and dial-up Internet-by-Call. According to these rulings, however, we were no longer obligated to manage customer complaints, send late payment warnings or enforce late payments on behalf of competitors after January 1, 2001. We initiated legal proceedings. For more information, see “Item 8. Financial Information — Litigation.” The general subject matter is taken up within the framework of possible amendments to the German Telecommunications Act. Changes to the act may lead to the imposition on us of a more extensive billing and collection obligation. We cannot predict how the German legislator will act on this point.

          Use of Public Rights of Way

      Under the pre-Telecommunications Act laws, we were entitled to utilize the Federal Republic’s rights of way over public property free of charge. Pursuant to the Telecommunications Act, the Federal Republic’s right to use such rights of way free of charge has been transferred to licensed operators of transmission lines for public telecommunications services. Our right to utilize such rights of way has been carried over under our license. The Telecommunications Act requires that operators of transmission lines obtain the consent of the authority responsible for the maintenance of the relevant public ways before laying new transmission lines or modifying existing transmission lines. We have agreed on a cost-saving and delay-avoiding procedure with federal associations of municipal authorities to simplify the process of obtaining the required consent.

      Under the Telecommunications Act, if the establishment of new transmission lines by an operator through the use of public rights of way is not feasible or technically possible or if the cost is disproportionately high, an operator of an existing transmission line using those public rights of way may be obligated to grant to the operator of those new transmission lines the joint use of its installations, such as ducts, for adequate compensation, provided no major construction work is required and such joint use is economically feasible.

      Given the upcoming revision of the German Telecommunications Act, an introduction of value-based usage fees for public rights of way is theoretically possible. Such an amendment would have an adverse effect on our business.

          Cooperation in Construction of Mobile Networks

      On June 5, 2001, the German telecommunications regulator issued an interpretation of the German UMTS license conditions stating that, subject to certain conditions, the shared use by UMTS operators of wireless sites, masts, antennas, cables, combiners and cabinets is compatible with the UMTS license award conditions. The interpretation did not allow for the shared use of frequency allocations or of certain core network elements that regulate services to customers or contain sensitive network and customer data. T-Mobile and mmO2 have concluded an agreement concerning UMTS infrastructure sharing arrangements for their operations in Germany.

          Competition Law

      The requirements imposed upon us by German competition law should be viewed in the context of European Union competition rules. For more information in this regard, see “— The European Union Regulatory Framework — Competition Law.”

      The German Act Against Restraints on Competition prohibits the abuse of a market-dominant position as well as the distortion of competition through horizontal agreements or collusive behavior by market participants. Agreements or behavior that impose vertical restraints on competition are generally permitted, but may be prohibited by the German federal competition authority if they pose a threat of significant distortion to the relevant market. They are prohibited if they constitute price-fixing.

      Mergers, including the creation of joint ventures, must be notified to the German federal competition authority before they can be executed if the concerned undertakings’ turnover reaches a certain threshold but remains below the threshold above which proposed mergers must be notified to the EU Commission. The German federal competition authority will prohibit mergers if they create or strengthen a market-dominant position. The German federal competition authority is empowered to enforce these laws and may impose sanctions if their orders are contravened. Before taking action against abuses of a market-dominant position in the telecommunications sector, the German federal competition authority must consult with the German telecommunications regulator. Market participants damaged by abusive practices on the part of a market-

dominant provider may sue for compensation under the Telecommunications Act as well as under the German Act Against Restraints on Competition.

The European Union Regulatory Framework

          General

      Germany is a member state of the European Union. As such, it is required to enact European Union legislation in its domestic law and to take European Union legislation into account in applying its domestic law. European Union legislation can take a number of forms. Regulations have general application, and are binding in their entirety and directly applicable in all member states. Directives are binding, but national authorities may choose the form and method of implementation.

      Over the past fifteen years, the EU Commission has opened the telecommunications markets to competition through a series of liberalization directives that gradually abolished the monopoly rights of state-owned telecommunications operators. Public voice telephony services became open to full competition in the majority of European Union member states, including Germany and Austria, with effect from January 1, 1998, and had been open to full competition in the United Kingdom before that date.

      The European Union has adopted a number of directives and recommendations regarding open and efficient access to, and use of, public telecommunications networks and services. These are intended to harmonize technical interfaces, usage conditions, mandatory minimum service standards for all fixed-line users, and a general framework for tariffs throughout the European Union. Specific measures have been adopted in a number of areas including licensing and interconnection. Additional obligations in relation to special network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination are imposed on operators which are designated by the national regulatory authorities in the telecommunications sector (the NRAs) as having significant market power in a telecommunications market.

      A European Union regulation on unbundled access to the local loop entered into force in January 2001, containing the obligations to provide full unbundled access to the copper paired wire and at the same time unbundled access to the high frequency spectrum (line sharing).

      In an infringement procedure initiated in January 2000, the EU Commission criticized the level of licensing fees in Germany. The EU Commission is currently not pursuing the proceeding but it could re-open it at any time.

      On October 30, 2000, the EU Commission commenced against the Federal Republic an infringement proceeding alleging that the Federal Republic has failed to fully implement the European Union interconnection directive with regard to local carrier selection. The German government required us to offer carrier pre-selection and call-by-call selection for local calls starting December 1, 2002. The German telecommunications regulator suspended this obligation for technical reasons with respect to call-by-call until April 24, 2003, and with respect to pre-selection until July 8, 2003. The continuation of this requirement could have an adverse effect on the local calling portion of our business.

      In December 2002, the EU Commission commenced a further proceeding against Germany, charging that the revision of the Telecommunications Act limits the obligation to offer carrier pre-selection and call-by-call selection for local calls. The EU Commission does not agree that operators that want to offer local calls on the basis of carrier selection should be obliged to connect with the local network operator on a local level. The EU Commission holds the view that a network operator connected at any level of the network should be able to offer carrier selection for local calls.

      In December 2001, the EU Commission opened an infringement proceeding against Germany, among other member states, for alleged failure to implement in national law the provisions of the European Union regulation on unbundling of the local loop. The proceeding is based in particular upon the alleged absence in Germany of an adequately published formal reference offer for line sharing. In view of the approval of a relevant fee for line sharing by the German telecommunications regulator on March 15, 2002, the EU Commission has since closed the proceeding.

      In March 2002, the EU Commission opened an infringement proceeding against Germany for alleged failure to implement the European Union regulation on the unbundling of the local loop with regard to access to local sub-loops. Since then, we have published an offer for access to the sub-loop that has been approved by the German telecommunications regulator.

      The EU Commission’s 8th Implementation Report of December 2002 examines the status of the implementation of the present European Union regulatory framework. In the Report, the EU Commission expressed doubt that charges new entrants levy for termination on their fixed networks based on reciprocity are satisfactory in view of the fact that those operators are not operators with significant market power and therefore are not subject to the obligation of cost orientation. The German regulator has accepted that we impose reciprocal termination rates in our contracts. An abolition of this reciprocity may lead to an increase of charges that we have to pay for the termination of telephone calls into other networks.

          New Regulatory Framework

      At the end of 1999, the EU Commission initiated a review of the European Union telecommunications regulatory framework focusing on the development of competition in the European telecommunications sector and the increasing convergence of media, telecommunications and information technology. In February 2002, legislative measures were adopted consisting of a general framework directive, three specific directives regarding (i) access to and interconnection of electronic communications networks, (ii) mandatory minimum service standards for all users (“universal service”) and users’ rights, and (iii) authorization and licensing regimes, as well as a decision on a regulatory framework for radio spectrum policy in the European Union. Member states are under an obligation to implement the directives into their domestic law within 15 months of adoption. Furthermore, a new telecommunications data protection directive was adopted in July 2002.

      The new regulatory framework, in particular:

•	sets out the rights, responsibilities, decision-making powers and procedures of the NRAs and the EU Commission. This includes the NRAs’ obligation to submit to the EU Commission and the NRAs of other European Union member states in draft form the regulatory measures that they intend to take with respect to market definition and significant market power, and the EU Commission’s power to require NRAs to withdraw such drafts, if the EU Commission considers that they create a barrier to the single European market or are incompatible with law;

•	identifies specific policy objectives that NRAs must achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the European Union’s internal market in a converging technological environment);

•	provides that operators with significant market power in relevant communications markets will be subject to certain obligations as set out in the directives on universal service and access. Significant market power, a notion that includes cases where a company has market power individually or jointly with other companies, is defined on the basis of the concept of dominance as developed in the case law of the European Court of Justice and the Court of First Instance of the European Communities.

      The EU Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies certain markets having characteristics which may justify the imposition of regulatory obligations, e.g. relating to the cost-orientation of prices, transparency of information, non-discrimination between customers, accounting separation and mandated access to, and use of, network facilities. The EU Commission recommendation refers to, among other things:

•	the residential and non-residential retail markets for access to the public telephone network at fixed locations, publicly available local and/or national telephone services (both separately for the retail market for customers);

•	the wholesale markets for call origination as well as call termination and transit in the fixed public telephone network;

•	unbundled access to the local loop; and

•	wholesale broadband access.

      In the area of mobile communications, the framework directive includes references to:

•	the wholesale market for access and call origination on public mobile telephone networks;

•	markets for call termination on individual public mobile telephone networks; and

•	the national wholesale market for international roaming services on public mobile telephone networks.

      The EU Commission will regularly carry out a review of the recommendation on relevant markets. The first review is planned for June 2004.

      Comparing mobile termination rates in the European Union, T-Mobile Deutschland offers the lowest rates of the big five mobile countries: Germany, Italy, the United Kingdom, France and Spain. Its rates are well below the weighted average of all European Union countries (based on the lowest mobile termination rate in each country). Nevertheless, regulatory pressure on mobile termination rates is rising due to the new European Union regulatory framework. In its “Recommendation on relevant markets,” which lists those markets that can be subject to regulatory obligations, the EU Commission has qualified “termination in individual mobile networks” as a separate market. This may result in the identification of dominant operators in the individual termination markets and a subsequent examination of mobile termination rates.

      We cannot predict what consequences the new regulatory framework will have, but it is possible that, contrary to the stated goal of the framework, it may result in additional regulation of our business. The new regulatory framework applies to all communications markets that the EU Commission has included in its recommendation or that NRAs have decided to include in the scope of sector-specific regulation with the agreement of the EU Commission. Thus, an extension of sector-specific regulation to mobile markets and online communications markets cannot be ruled out. The new regulatory framework obliges NRAs to carry out new market analyses. NRAs may revise their decisions with respect to our possible market power including that of our mobile subsidiaries active in the European Union. If any of our significant subsidiaries or we were considered to be market-dominant in certain markets where market-dominance is not currently considered to exist, this could materially affect our operations and have a material negative impact on our financial position and results of operations. In particular, if any of our mobile telecommunications subsidiaries were considered to be market-dominant in its home market, and consequently an obligation were imposed on that subsidiary to provide mobile termination or international roaming services at cost-oriented prices, this could materially affect our subsidiary’s operations.

      In certain fields that are currently subject to sector-specific regulation, the new regulatory framework may lead to some reduction of regulatory burdens as a result of greater flexibility of NRAs when choosing appropriate regulatory measures to address alleged market failure and the alignment of the notion of significant market power with the concept of dominance under general European Union competition law. In particular, the new regulatory framework no longer allows for regulation of retail markets unless an NRA concludes that regulation on the level of wholesale markets is not sufficient to achieve the objectives of the directives. Whether any reduction of regulatory burdens will occur will largely depend on the manner in which the directives are implemented in member states and the concepts of the new framework are applied by the EU Commission, NRAs and the newly established European Regulators group. The European Regulators group is a body composed of representatives of NRAs, which will play an important role in assisting the EU Commission in the process of harmonizing the application of the new regulatory framework in the European Union member states.

      In this context, we expect that one result of the new framework will be an increase in co-operation between the EU Commission and the NRAs, with the EU Commission taking a leading role in deciding key regulatory issues such as market definition and market power analysis. The EU Commission has indicated that it is planning to adopt a recommendation on the application of specific regulatory remedies to an operator with significant market power in the summer of 2003. We expect that this may significantly influence NRA decisions on the choice of obligations in particular market situations.

      The new telecommunications data protection directive allows member states to adopt legislative measures concerning traffic data retention where it is proportionate and necessary to, among other things, safeguard national and public security and to prevent and prosecute criminal offences or unauthorized uses of electronic commerce systems. An obligation to retain traffic data could, depending on scope and duration of the retention, result in significant costs for us as a network operator. At the moment, European Union member states are discussing whether to adopt legislation on traffic data retention for law enforcement purposes at an European level. The German Federal Government has not yet determined whether and to what extent it is necessary and possible under German constitutional law to require tele-service providers and suppliers of telecommunications services to retain traffic data.

          Competition Law

      The European Union competition rules have the force of law in the member states and are therefore applicable to our operations. The main principles of the European Union competition rules are set forth in Articles 81 and 82 of the Treaty of Rome and in the European Merger Control Regulation.

      Article 81(1) of the Treaty of Rome prohibits concerted practices or other agreements between competitors that may affect trade between member states and which restrict, or are intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a market-dominant position within a substantial part of the European Union that may affect trade between member states. The EU Commission enforces these rules in cooperation with the national competition authorities (i.e. the German federal competition authority). The German federal competition authority may also directly enforce the competition rules of the Treaty of Rome. In addition, the national courts have jurisdiction over alleged violations of European Union competition law.

      In 1999 and prior years, we received numerous requests for information from the EU Commission. Through inquiries of this kind, the EU Commission monitors the development of competition in the telecommunication markets in all member states of the European Union. Further investigations and other measures of the EU Commission aimed at promoting competition in the European telecommunications sector may be expected. We and other telecommunications providers are currently subject to sector-specific inquiries in the fields of local loop unbundling, leased lines and roaming.

      The European Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting a certain turnover threshold be submitted to the EU Commission for review, rather than to national authorities. Concentrations are prohibited if they pose the risk of creating or strengthening a dominant position on a relevant market.

      On July 11, 2001, the EU Commission issued a statement confirming that EU Commission inspectors and officials from national competition authorities had started carrying out simultaneous inspections at the premises of nine European mobile telephony operators located in the United Kingdom and Germany. Our subsidiaries T-Mobile Deutschland and T-Mobile UK were among the companies inspected. The EU Commission asserted that a European Union-wide sector inquiry had established serious competition concerns regarding pricing practices for mobile roaming services that warrant further investigations, particularly in the United Kingdom and Germany. The EU Commission statement indicated that the inspections in the United Kingdom and Germany are to ascertain whether there is consumer price fixing by mobile operators in both countries. The statement further indicated that the inspections aim to verify whether German operators have illegally fixed the wholesale prices they charge to other operators, and whether these prices are excessive or discriminatory. While the EU Commission has not yet opened formal proceedings against any of the operators, it has alluded to the fact that it may do so in the course of 2003. We are cooperating fully in the investigation. If the EU Commission were to establish that any anti-competitive activities have occurred, it could impose fines of up to 10% of prior year group global sales on each company participating in the violation, although we believe that the EU Commission has not as of yet imposed a fine to the maximum extent permissible. We do not believe that our subsidiaries T-Mobile Deutschland or T-Mobile UK have engaged in anti-competitive activities regarding mobile roaming services. This proceeding, however, if determined adversely, or other regulatory action relating to mobile roaming services, could have a negative impact on T-Mobile’s and our own business.

      On March 17, 1999, Mannesmann Arcor filed a complaint with the EU Commission against the Federal Republic and us. The complaint primarily relates to our prices for unbundled access to the local loop, which are set by the German telecommunications regulator, and to our subscriber line prices that are subject to the German price-cap regime. Other competitors have jointly filed two further complaints to the EU Commission containing similar reproaches. In its statement of objections of May, 7, 2002, as amended by letter of February 21, 2003, the EU Commission held that there was an abuse of a dominant position and has informed us that it intends to require us to end the alleged abuse and that it intends to impose fines. Those fines could range from EUR 1,000 to up to 10% of prior year group global revenues, although we believe that the EU Commission has not as of yet imposed a fine to the maximum extent permissible. In the same matter, the EU Commission opened an infringement proceeding against the Federal Republic in April 2000. The EU Commission is currently not pursuing the proceeding but it could re-open it at any time.

      The EU Commission is currently conducting an investigation into our ADSL/line sharing market. After the German telecommunications regulator decided to discontinue the proceedings relating to potential anti-competitive discounts involved in our offer of ADSL service, QSC lodged a similar complaint with the EU Commission in May 2002. The EU Commission requested information on the cost for provision of T-DSL and line sharing in 2002, which are also part of its formal proceedings on local loop access. We intend to demonstrate that there is no infringement of competition law with respect to the provision of ADSL.

International Regulation

          Licenses

      To operate our network internationally, a network operator license or a service provider’s license, or both, is required from the regulatory authorities in the respective countries in which we have network operations. The duration of any particular license depends, in part, on the requirements of the respective countries. In some countries, there are no time restrictions, and in others the duration of the license is between 10 and 25 years. Normally, the renewal of a license in Europe and in the United States and Canada will be granted at low cost upon application. We do not anticipate any significant difficulties in renewing our licenses.

          Cooperation on the Construction of Mobile Networks

      T-Mobile and mmO2 have concluded an agreement concerning UMTS infrastructure sharing arrangements for their operations in the United Kingdom. The arrangements remain subject to regulatory clearances. Similar arrangements have been put in place by T-Mobile International AG’s subsidiaries T-Mobile Austria (max.mobil) and Ben in the Netherlands. Both arrangements are subject to regulatory clearance by the relevant national competition authorities.

          Different Regulatory Regimes

      We are subject to the regulatory regimes of other countries where we or our subsidiaries or affiliates are active. For fixed-line communications, this means principally in Slovakia, Hungary and the Croatia. In the area of mobile communications we are subject to regulation in the United States, the United Kingdom, the Netherlands, the Czech Republic and Austria. Regulation in these countries includes, for instance, procedures for granting or renewing licenses to use scarce resources (mainly frequencies), coverage conditions and other conditions contained in licenses, universal service obligation requirements, price approval and product launch procedures, regulation of the terms of interconnection and network access for other network operators, requirements to permit customers to select a different carrier for individual calls or to reselect a different carrier, number portability requirements, regulation relating to potential health effects of mobile communications devices and all related regulatory cases. In some countries, the general legal framework and the regulatory framework relating to telecommunications are less well developed than in Germany. This leads to legal and regulatory uncertainty that could have an impact on the operations of our group in those countries. Certain regulations may limit the flexibility of our subsidiaries to respond to market conditions. This is especially true for the mobile sector. In the United Kingdom, the National Regulatory Authority is considering whether the mobile-to-fixed and mobile-to-mobile termination rates of T-Mobile U.K. and the other U.K. mobile network operator’s mobile termination rates should be subject to price-regulation. The U.K. telecommunications regulator has decided to implement price control measures proposed by the U.K. competition regulator demanding a significant reduction of fixed-to-mobile termination during the coming four years starting in July 2003. T-Mobile UK has challenged that decision in the administrative division of the U.K. High Court. If the proposals of the United Kingdom telecommunications regulator are implemented, they could have a materially adverse effect on T-Mobile UK’s and our business. In the Czech Republic, T-Mobile CZ is considered to have significant market power by the Czech telecommunications regulator Czech Telecommunication Office, which is also true for Eurotel in Slovakia. Other national regulatory authorities could take the same view. Any finding of market dominance could subject the affected subsidiary to additional regulation, including price regulation, which could have an adverse effect on that subsidiary’s business. The new regulatory framework of the European Union will be relevant in this regard. Current European Union member states are required to implement it by July 25, 2003. Central and Eastern European states that are candidates for accession to the European Union are required to implement it by the time of accession (generally May 1, 2004, under current timetables). For further information regarding this new legal regime, see “— The European Union Regulatory Framework — New Regulatory Framework.”

      We have acquired UMTS licenses in the United Kingdom, Germany, the Czech Republic and Austria. T-Mobile Netherlands (Ben) has acquired a UMTS license in the Netherlands and Eurotel (a Slovak Telekom affiliate) has acquired a UMTS license in Slovakia. In each country, different rights and obligations for license holders are recorded in the license conditions. This lack of uniformity is relevant particularly with regard to issues such as roaming, coverage obligations and possibilities for infrastructure sharing. The EU Commission recently stated that, for each national telecommunications regulator, it is necessary to take these differences into consideration in order to avoid undue regulatory burdens in different member states. Non-

compliance with the licensing conditions could result in additional costs to us or in the revocation of licenses. We expect, however, to be able to comply with all current UMTS licensing conditions.

      Our U.S. wireless business, through T-Mobile USA/Powertel, is subject to regulation by the Federal Communications Commission (“FCC”) and various other federal, state and local regulatory agencies. These regulations include, among other things, required service features and capabilities, such as number pooling and portability and emergency 911 service. Any of these agencies having jurisdiction over our wireless business could adopt regulations or take other actions that could adversely affect such business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our wireless business in the United States.

          Competition Law

      According to a decision by the Dutch National Competition Authority on December 30, 2002, our Dutch subsidiary T-Mobile Netherlands (Ben) will be fined EUR 15.2 million for alleged involvement in an anti-competitive scheme carried out together with the five other Dutch mobile phone operators. T-Mobile Netherlands and other affected companies will appeal against the decision of the Dutch competition regulator on a variety of grounds. Among other things, T-Mobile Netherlands and other affected companies believe that, even if the findings of the National Competition Authority are correct, the fines imposed are disproportionate.

International Obligations

      Over 70 member countries of the World Trade Organization, including European Union member states and the United States, have entered into the Basic Telecommunications Agreement, (or BTA), to provide market access to some or all of their basic telecommunications services. This agreement took effect on February 5, 1998. The BTA is part of the General Agreement on Trade in Services, which is administered by the World Trade Organization. Under the BTA, signatories have made commitments to provide market access. Under such commitments, they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors, and to treat foreign telecommunications service suppliers no differently than national service suppliers. In addition, a number of signatories have agreed to the pro-competitive principles set forth in a reference paper relating to anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and scarce resources.

      In complaints filed by three U.S. associations in February 2002, the U.S. Trade Representative has been asked to determine whether certain aspects of the telecommunications regulatory framework in Germany comply with Germany’s obligations under the BTA. The principles involved relate to, among other things, leased line provisioning, fixed-to-mobile termination rates and ADSL. On April 3, 2002, the U.S. Trade Representative published its 2002 annual review. With regard to European Union member states, it focused its attention on fixed-to-mobile termination rates and leased lines. The U.S. Trade Representative stated that progress has been made with respect to fixed-to-mobile termination rates in the European Union and that it will further monitor ongoing developments.

      In October 2002, the U.S. Federal Communications Commission commenced another review of termination rate policies for international calls. Such policies define how telephone companies offset tariffs charged for terminating calls within their network that originated in a competitor’s network.

DESCRIPTION OF PROPERTY

Network Infrastructure

      We have made substantial investments in our telecommunications and cable networks since 1990, including the installation of a new network in the former East Germany. As a result, our fixed-line network in Germany is one of the most technologically advanced networks in the world, with fully digital switching and nearly 100% digital transmission. We have introduced asynchronous transfer mode (ATM) technology and wavelength division multiplexing (WDM) technology on the basis of its advanced network. These advanced technologies provide much faster voice and data transmissions.

      As of December 31, 2002, our domestic fixed-line telephone network and ISDN network in Germany consisted of approximately 5,200 local networks (including approximately 8,000 local exchange areas) connected by a long-distance transmission network. As of December 31, 2002, the transmission network linking our German local networks consisted of approximately 173,000 kilometers of fiber optic cable. The transport network is based on the WDM and SDH (Synchronous Digital Hierarchy) backbone. In the fall of 2002, the 10,000th network element for SDH was connected to the Deutsche Telekom network. SDH is the transport platform of our T-Com division upon which practically all digital communications (from leased lines through the Internet to traditional telephone traffic) are based. SDH guarantees nearly 100% availability to the network.

      For more information about our network infrastructure, see “— Description of Business Divisions — T-Com.”

Cable and Satellite Transmission Infrastructure

      Our international transmission infrastructure consists of both cable (underground and submarine cables) and satellite transmission systems, which, as of December 31, 2002, link our German national network directly to approximately 900 other telecommunications service providers worldwide. We own substantially all of the technical equipment, such as switches and routers, for this transmission network.

      As of December 31, 2002, we held interests in approximately 80 fiber-optic submarine and terrestrial cable networks worldwide. Restoration contracts with other cable operators and telecommunications carriers are entered into to prevent network failures from affecting our network availability. Our German domestic telecommunications network is connected to submarine cables via four cable landing points, the largest being in the city of Norden, Germany. We also operate and maintain for third parties the submarine cables in German landing stations.

      We operate two large satellite earth stations in Usingen and Raisting (both situated in Germany). The station in Usingen is mainly used as a gateway for international voice traffic and the station in Raisting is mainly used for TV and data transmission.

      In 2002, we finalized the extension of our wholly-owned terrestrial network in major European countries as well as in the Americas and in Asia. This network is mainly a so-called international backbone and has a ring structure that ensures high performance and connectivity throughout the network. It consists of both purchased and leased network capacities and of technical equipment that is installed at various point of presence locations (a “PoP,” a leased space or room in a building where technical equipment is stored and maintained). Our T-Systems division is the primary owner of the technical equipment (fixed assets). The worldwide total leased space housing the technical equipment within all of the PoPs amounts to approximately to 3,630 square meters. As of December 31, 2002, T-Systems was a party to an aggregate of 576 PoP leases in 52 countries worldwide, of which 33 countries are located in Europe, 12 countries in Asia, and 5 countries in the Americas, Australia and South Africa. Over this network, voice, data and IP services are provided for domestic customers, large national and international corporations, and other telecommunications carriers.

      Currently, we do not have plans to extend our existing international transmission facilities or network to anticipate future growth that has not yet materialized. We expect that if the coverage of the network needs to be extended to accommodate new customers, this will be done either by partnering (network to network interface with other major carriers) or by actual customer demand-driven expansion of the network.

      We leased some parts of our international network backbone from Global Crossing and Worldcom, both of which have filed for Chapter 11 bankruptcy protection in the United States. Global Crossing has since emerged from bankruptcy protection. Due to the availability of sufficient cable capacity for the rerouting of network traffic, we do not anticipate that the loss of parts of our international network backbone as a result of prior or future bankruptcies of network operators would result in disruptions for our customers. However, securing such alternative capacity would likely result in increased costs to us.

Internet Platforms

      The number of broadband accesses introduced in the last couple of years has doubled in Germany showing a further trend upwards. The total volume transmitted in the IP network has increased by the factor six amounting to TByte 160,000. We have an extensive network of Internet platforms throughout Germany with high-capacity bandwidth connections into Western and Eastern Europe and North America, as well as certain high-capacity connections into Asia. With the initiation of Quality of Service (based on MPLS and DiffServ) in the global IP network, a further milestone has been reached for our business customers. We have established significant Internet Protocol (IP) connectivity within North America by establishing a network presence in major cities such as New York, Washington, San Francisco, Los Angeles, Miami and Toronto.

Over this network backbone, our T-Systems division runs Internet Protocols that enable T-Systems to offer a portfolio of international wholesale and IP services.

      T-Systems also has peering agreements with major IP carriers and has established a total peering capacity of 80+ Gbps (gigabytes per second). A peering arrangement is a mutual exchange of network interconnectivity between ISPs and/or carriers with diverse coverage areas in order to maximize traffic flow and provide quality service in areas where network coverage may be lacking for each participant. These arrangements are generally settlement free for both participants. Since we have a direct presence at all major public peering points throughout the world, our costs are reduced when interconnecting with other carriers since we do not have to go through a third party provider.

      The following table sets forth our peering capacity in the regions and for the periods indicated.

	Peering Capacity (Gbps)	Peering Arrangements
Year	US/Europe	US/Europe

2001 (since 06/2001)	2.488/14.768	2/27
2002	33.901/48.974	52/205

Global Computing Factory

      Our computer network infrastructure is contained in the organizational unit called the “Global Computing Factory”. It includes the operation of mainframes, open systems servers and storage arrays for outsourcing projects, including operating systems, database software, data communication software, systems automation and monitoring software, software development tools and standard application software,. Our T-Systems division owns the server equipment and the necessary software tools for the operation of our computer network infrastructure. At December 31, 2002, the Global Computing Factory mainframe systems had a worldwide combined computing power of 92.698 Millions of Instructions per Seconds (MIPS), and in Europe alone a combined computing power of 89.506 MIPS. The mainframe systems are located in Germany, Italy, Switzerland, South Africa, Austria, France, Brazil, Spain and the United Kingdom. In Germany, the mainframe systems are used on a leased basis. Worldwide, the Global Computing Factory maintains 32 data centers.

Mobile Network Infrastructure

      At December 31, 2002, the mobile communications network of Deutsche Telekom’s controlled mobile subsidiaries in Germany, the United States, the United Kingdom, Austria, the Czech Republic and the Netherlands consisted of approximately 50,000 base station cells.

Real Estate

      Approximately 85% of the book value of the real estate portfolio of the Deutsche Telekom group relates to properties held directly by Deutsche Telekom AG (on an unconsolidated basis) and are allocated to our “Other Activities” segment. The majority of the remaining book value of real estate in the Deutsche Telekom group is related to the T-Mobile division and Eastern European subsidiaries of the T-Com division. For more information with respect to Deutsche Telekom AG’s real estate portfolio, refer to “Item 5. Operating and Financial Review and Prospects — Segment Analysis — Other Activities.”

      The real estate portfolio of Deutsche Telekom AG consists of approximately 11,500 properties with an aggregate book value at December 31, 2002 of EUR 9.4 billion. The total area of land on which these properties are situated amounts to approximately 54.2 million square meters. The total rentable area relating to these properties amounts to approximately 12.26 million square meters. Substantially all of these properties are used for telecommunications installations, research centers, service outlets, computer centers and offices.

      Our real estate unit was restructured in 2002 by reassigning responsibilities of the unit to four companies:

•	Generalmietgesellschaft mbH (GMG), which is responsible for the internal and external group leasing and rental business;

•	Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien), which is responsible for providing facility management services;

•	Sireo Real Estate Asset Management GmbH (Sireo), a joint venture of Deutsche Telekom AG (51%), Corpus Immobiliengruppe GmbH & CO KG (24.5%) and Morgan Stanley Bank AG (24.5%), which is responsible for the administration and disposition of our real estate interests; and

•	Deutsche Funkturm GmbH (DFMG), which was established as part of our real estate unit at the beginning of 2002 to act as the service provider for all of our radio towers and transmitter masts and indirectly owns such towers and transmitter masts. The towers and transmitter masts are used, for example, in mobile, radio, and satellite communications, as well as for television broadcasting.

      As a part of our effort to achieve operational efficiencies and our goal to dispose of non-core assets to support investment in core growth areas and increase our ability to reduce our debt balance, we set course on a strategy to monetize certain of our real property assets and to terminate some of our existing leases. Such monetization may be accomplished by direct sales, through the use of structured transactions, sale and leaseback transactions, or through the application of various other financing techniques. The pace and manner of this strategy depends on a number of factors, including, among other things, prevailing market conditions within Germany, and the demand for the types and locations of properties we have available.

      In 2002, we entered into agreements for the sale of certain properties for an aggregate of EUR 1.7 billion. Of the EUR 1.3 billion received in 2002, EUR 981 million relates to properties transferred in 2002, and EUR 321 million relates to advance payments and deposits on the remaining properties. The sold properties are located on land with an area of approximately 8.8 million square meters and have 1.2 million square meters of rentable area. We leased back a portion of these sold properties. Rent expense related to the leased back properties will be overcompensated by the reduction of interest payments and other cost savings. For more information with respect to these transactions, please refer to “Item 5. Operating and Financial Review and Prospects — U.S. GAAP — Reconciling Differences between German GAAP and U.S. GAAP.”

      The headquarters of Deutsche Telekom AG are located in a leased building in Bonn, Germany. Deutsche Telekom also leases a number of other buildings, none of which are considered material to our operations.

ITEM 5.     Operating and Financial Review and Prospects

      You should read the following discussion in conjunction with the annual consolidated financial statements, including the notes to those financial statements. Those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity to U.S. GAAP, see “Reconciling Differences between German GAAP and U.S. GAAP” and notes (40) through (43) to the consolidated financial statements.

      The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business” for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this report.

INTRODUCTION

      In 2002, our net revenues increased by EUR 5.4 billion, or 11%, to EUR 53.7 billion from EUR 48.3 billion in 2001. The full consolidation in 2002 of companies that became our majority-owned subsidiaries during 2001 and 2002 contributed EUR 3.3 billion to the overall increase in net revenues. Excluding such acquired companies from the consolidated group, net revenues increased by EUR 2.1 billion, or 4%.

      Our T-Mobile division recorded the strongest net revenue growth, largely as a result of the consolidation of both T-Mobile USA, Inc. (formerly VoiceStream Wireless Corporation) and Powertel, Inc. for a full year in 2002. Revenue growth excluding the effect of acquisitions resulted primarily from our T-Mobile division and, to a lesser degree, from our T-Online division, through increases in their respective subscriber bases. Despite continued intense competition, our T-Com division also recorded a slight net revenue increase. This increase was mainly due to strong growth in Eastern European operations, whereas net revenues from domestic business in Germany were lower than in 2001. Net revenues from the T-Systems division decreased in 2002 compared to 2001, largely due to continued weak spending by business customers.

      Our group reported a consolidated net loss of EUR 24.6 billion for 2002, compared with a net loss of EUR 3.5 billion for 2001. The increase in net loss was primarily attributable to effects of measures taken in connection with our recent strategic review that had a net after-tax impact on results of approximately EUR 19.0 billion, of which EUR 18.4 billion related to nonscheduled amortization of goodwill and mobile communications licenses and nonscheduled depreciation of fixed assets.

OUTLOOK FOR 2003

      In 2003, we intend to focus on reducing our indebtedness and strengthening our cash flows, while investing in areas of our business that we believe offer the best potential for sustainable and rewarding growth. We intend to accomplish these financial and operating objectives by increasing consolidated net revenues and increasing operating efficiencies and capital expenditure control measures that should improve our cash flows from operations. Additionally, proceeds from the sale of non-core assets together with cash flows from operations should help to increase our ability to reduce our debt balance. The following discussion provides a brief explanation of our outlook for 2003.

Net Revenues

      Despite the weak economic outlook for 2003, we expect an overall increase in our consolidated net revenues for the year. We expect the following net revenue developments in 2003:

•	T-Com — continued growth in net revenues from ISDN and TDSL access through increases in the number of access lines or charges relating to access lines or both, offset in part by expected price declines in calling charges in Germany due to the introduction of mandated carrier selection alternatives for local calls in 2003. Additionally, possible changes of law and the tightening of regulatory policy in Germany and the Eastern European countries in which we operate may have a negative impact on T-Com’s net revenue development in Germany and that of our Eastern European subsidiaries. T-Com’s net revenue development will also be negatively affected by the deconsolidation of the German cable operations sold in March 2003.

•	T-Mobile — continued growth in net revenues through development of new markets and an increase in mobile data products and services. Additionally, besides the positive effect of the first complete year of full consolidation of T-Mobile Netherlands, organic revenue growth will be driven mainly by an expected increase in the customer base in Europe and the United States. Net revenue growth will, however, be negatively affected by the expected continued slowing of subscriber growth rates in our Western European markets as market penetration in those markets reaches or nears saturation levels. Adverse actions by regulators may also adversely affect our net revenue development.

•	T-Systems — the ongoing weak economic situation combined with severe competition in the IT sector will continue to affect this segment negatively. However, we do expect growth opportunities in the area of network services and international carrier services and solutions, primarily from large outsourcing solutions that combine information technology and telecommunications.

•	T-Online — continued increase in net revenues, largely as a result of growth in broadband access revenues. We expect an increase in non-access revenues driven mainly by the increasing acceptance of paid content and services.

Costs

      We will continue to improve measures to control operating expenses throughout our divisions. However, management must remain flexible with respect to absolute operating expense reductions since, in certain circumstances, an increase in revenue may be coupled with an increase in operating expenses. Additionally, management may determine that additional investment and increased operating expenses will yield increased revenues in the future. For these and other reasons, absolute reduction in costs is not an appropriate measure of achievement of our objectives.

      For 2003, we expect that our costs for goods and services purchased will increase, but in an amount that should be disproportionately less than our expected increase in net revenues. Additionally, we have implemented a coordinated purchasing system among our divisions that should yield significant savings on volume purchases of goods and services.

      We expect that our personnel costs will increase moderately in 2003, primarily as a result of wage increases under negotiated labor agreements. Although we continue to seek ways of reducing headcount, one should not assume that we will be able to decrease personnel costs at the same rate as our planned employee headcount reductions since employees transferred to our internal personnel services agency will still remain on our group payroll, and we will bear retirement and severance costs for some employees who leave our active employee rolls.

      Depreciation and amortization are currently expected to be lower in 2003 than in 2002 since, based on our current outlook and present market conditions, we do not expect the very large nonscheduled amortization on mobile communication licenses and goodwill that were taken in the third quarter of 2002 to be duplicated in 2003.

      Although we intend to reduce our debt obligations in 2003, our interest costs and those of recently issued bonds are higher due to our recent credit ratings downgrade and market conditions. Accordingly, we expect our net interest expenses in 2003 to be comparable to 2002, assuming no major changes in market conditions or further downgrades.

Capital Expenditures

      Our 2003 capital expenditures are budgeted to be lower than those of 2002. Capital expenditures are driven mainly by our T-Mobile and T-Com segments. The focus of our investing activities within T-Mobile is on the further rollout of the network infrastructure of T-Mobile USA (approximately EUR 2 billion) and our UMTS network infrastructure in Europe (approximately EUR 0.8 billion). Network extension due to the T-ISDN and T-DSL growth in Germany and the ongoing network rollout in Eastern Europe are the major capital consuming initiatives of T-Com.

Sales of Non-Core Assets

      Another factor relevant to our goal of improving our debt position, improving operational efficiencies and better allocating and controlling capital expenditures is additional sales of non-core assets. We expect that, besides the sale of the balance of our German cable operations completed in March 2003, the sale of certain real estate holdings will contribute to our cash flows in 2003. However, no assurance can be given that such sales will actually occur in significant volumes in 2003 or that any such sales will yield anticipated proceeds.

FACTORS AFFECTING OUR BUSINESS

      Our business has been affected in recent years by a number of important factors. Investments in new markets and technologies, sales of non-core assets, declines in calling charges in the traditional fixed-line network voice telephony business, increased competition, recent financial strains in the telecommunications sector and regulatory constraints all have influenced and are expected to have significant continued influence on our business. In addition, the expanding market for mobile and Internet communications, growth in the volume of data transmissions and rapid technological change are continuously reshaping our business and our focus. In addition to the matters discussed under “Item 3. Key Information — Risk Factors,” we note the following items that have had and may continue to have an impact on our business.

Investment in UMTS Licenses and Infrastructure

      We have made substantial investments in UMTS licenses and are making significant investments in establishing UMTS networks. The economic success of these investments will depend upon the availability of handsets and services based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume at sufficiently high prices. The level of demand for UMTS services, however, that will prevail in the future is unknown and may not justify the cost of developing and providing UMTS services. These costs include the costs of acquiring UMTS licenses and constructing, maintaining and upgrading UMTS networks. For further information in this regard, see “Item 3. Key Information — Risk Factors.”

Investment in T-Mobile USA

      In May 2001, we acquired VoiceStream (renamed T-Mobile USA, Inc.) and Powertel in exchange for Deutsche Telekom shares having a market value on the date of acquisition of EUR 28.7 billion plus EUR 4.9 billion in cash. In the third quarter of 2002, we adjusted the consolidated carrying value of our investment in these companies through nonscheduled amortization of EUR 17.7 billion in respect of goodwill of EUR 8.3 billion and licenses of EUR 9.4 billion. Even after these charges, the amortization of goodwill and depreciation and amortization of assets acquired in this transaction, and as a result, the expected continuing losses, will likely have a negative impact on our results of operations in future years.

Deleveraging

      We plan to reduce our indebtedness and strengthen our operating cash flows. We intend to achieve this by increasing operating efficiencies, improving operating results and selling non-core assets. The management of our business will continue to be affected by our deleveraging objectives through the near to medium term. Failure to achieve these financial and operating objectives may have a material adverse effect on our business. See “Item 3. Key Information — Risk Factors.”

Effects of Acquisitions, Dispositions and Nonscheduled Depreciation and Amortization on Our Statements of Operations for the Three Years Ended December 31, 2002

      The comparison of our statements of operations for the years 2002, 2001 and 2000 is complicated by several acquisitions and dispositions that we made during those years and by nonscheduled depreciation and amortization of the carrying values of certain assets that affected items such as other operating income, depreciation and amortization and financial income (expense), net. The effects of acquisitions, dispositions and nonscheduled depreciation and amortization on our results of operations are discussed below and under the caption “— Consolidated Results of Operations.”

      Other Operating Income. In 2002, other operating income was influenced by gains on the sale of a portion of our shares in T-Online International AG (EUR 0.3 billion) and gains on the sale of our interest in Satelindo (EUR 0.2 billion).

      In 2001, other operating income included gains on the sale of our interest in Sprint (EUR 2.0 billion), gains on the sale of our interest in the regional cable television company for the German state of Baden-Wuerttemberg (EUR 0.9 billion), gains on the sale of other regional cable service companies (EUR 0.1 billion) and nonscheduled depreciation relating to buildings on owned real estate (EUR 0.3 billion) that was offset by gains in an equal amount (EUR 0.3 billion) on the reversal of provisions for general real estate risks.

      In 2000, other operating income was affected by the sale of our interest in the Global One joint venture (EUR 2.9 billion), dilution gains from the public offerings of shares of each of T-Online International, Mobile Tele-Systems and comdirect bank (EUR 2.9 billion), and gains from the sales of interests in regional cable television companies for the German states of North Rhine-Westphalia and Hesse (EUR 3.0 billion).

      Depreciation and Amortization. Depreciation and amortization in 2002 were affected by the results of our impairment testing of certain of our assets that was conducted in the context of our strategic review. The testing resulted in nonscheduled amortization of goodwill and mobile communication licenses as follows: T-Mobile USA/Powertel (EUR 17.7 billion total nonscheduled amortization, of which EUR 8.3 billion related to goodwill and EUR 9.4 billion related to licenses), T-Mobile UK’s nonscheduled amortization of UMTS licenses (EUR 2.2 billion), T-Mobile Netherlands’ nonscheduled amortization of goodwill (EUR 1.0 billion), T-Systems (EUR 0.6 billion total nonscheduled amortization of which EUR 0.5 billion related to Siris goodwill and EUR 0.1 billion related to restructuring charges). In addition, we recorded nonscheduled depreciation of EUR 848 million relating to property plant and equipment consisting primarily of buildings (EUR 250 million), submarine cables (EUR 230 million) and property, plant and equipment at T-Systems (EUR 245 million).

      Depreciation and amortization in 2001 included nonscheduled amortization of the book value of trade names relating to One 2 One and max.mobil (EUR 1.0 billion) in connection with a rebranding campaign conducted by T-Mobile, a nonscheduled depreciation of the book values of certain real property assets (EUR 0.5 billion) and nonscheduled depreciation of certain buildings (EUR 0.3 billion), which was offset by gains in an equal amount on the reversal of provisions relating to general real estate risks.

      Depreciation and amortization in 2000 were influenced by a nonscheduled depreciation of the book values of certain real property (EUR 2.0 billion) and a nonscheduled depreciation of part of the old copper-based long-distance cable network (EUR 1.0 billion).

      Financial Income (Expense), Net. Financial income (expense), net in 2002 was affected by nonscheduled writedowns of the book values of shares in France Telecom (EUR 0.6 billion) and the note receivable from Telewest (EUR 0.4 billion), deferred payments owed to us relating to the sale of regional cable companies (EUR 0.3 billion), interests in comdirect bank (EUR 0.1 billion) and the UMTS license of T-Mobile Netherlands (EUR 0.2 billion) relating to the period that T-Mobile Netherlands was not consolidated.

      Financial income (expense), net in 2001 included writedowns in the book value of shares in France Telecom (EUR 0.3 billion) and in comdirect Bank (EUR 0.1 billion), debenture bonds we received in connection with the sale of regional cable companies (EUR 0.4 billion) and writedowns in the book value of shares we held in a regional cable company (EUR 0.1 billion).

      Financial income (expense), net in 2000 reflected gains from the sale of our interest in the Italian mobile joint venture WIND (EUR 2.3 billion).

Network Communications

      One of the most important trends that has affected us since the introduction of full competition in Germany in January 1998 has been the decline in the percentage of our revenues accounted for by the traditional fixed-line voice telephony business. That business accounted for 27.8% of our external revenues in 2002, as compared to 36.8% in 2000. This trend results from the increasing contribution of other activities to our group’s revenues, as well as from the effects of strong competition in the long-distance voice telephony business and the continued substitution of mobile telephone calls for fixed-line calls.

      Competition within the fixed-line voice telephony business in Germany is significantly influenced by decisions of the German telecommunications regulator. On the basis of interconnection rates fixed by the German telecommunications regulator, numerous competitors are able to compete against us with minimal or modest investments in network infrastructure and with prices that often undercut our pricing. Additionally, changes in our pricing policy for public fixed-line voice telephony services are subject to regulatory pre-approval. Beginning in 2003, we are required to offer our competitors unbundled access to our local loop (the wire that connects the premises of our customers to our network), which may result in increasing pressure on tariffs for local calls and a loss of market share. For more details concerning the effects of regulation on our fixed-line voice telephony business, see “Item 4. Information on the Company — Regulation — Regulation in Germany — Special Network Access and Interconnection” and “Item 3. Key Information — Risk Factors.”

      Increasing competition has resulted in a decline in our market share. Although our market share for access lines in the consumer sector of the German market was approximately 97% in 2002, our market share for consumer voice minutes declined to approximately 77% in 2002.

      In response to regulatory and competitive pressure on tariffs, we developed a variety of pricing plans. These plans offer customers lower traffic prices in return for an additional monthly fee. As a result, it was possible for us to slow the decline in our German fixed-line market share in 2002. To compensate for the reduction of tariffs and the loss of market share, we have focused on migrating customers from analog to higher-priced ISDN access lines and the broadband T-DSL access lines. For 2003, we expect customers to continue to switch from analog to higher-priced ISDN and T-DSL access lines, but we also expect that our market share for fixed-line voice telephony and access lines in Germany will continue to decline.

Regulation and Litigation

      Our business has been strongly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany. We are viewed by the German telecommunications regulator as dominant in markets that form a significant part of our business, particularly the market for fixed-line voice telephony services. Following the adoption of the new European Union telecommunications regulatory framework, amendments to the German Telecommunications Act are likely to be passed and become effective in the fourth quarter of 2003 or the first quarter of 2004. These amendments could affect our business materially. For further information on this topic, please see “Item 4. Information on the Company — Regulation.” Our international expansion has also made us subject to regulation in other jurisdictions, including in the mobile communications sectors in the United Kingdom and the United States.

      We are continuously involved in litigation and other forms of dispute resolution with regulators, competitors and other parties, the outcomes of which may have a material adverse effect on our results of operations or financial condition during the years in which such lawsuits and disputes are resolved. For further information concerning these disputes, see “Item 8. Financial Information — Litigation.”

Technology

      New technologies can have a profound effect on the way we conduct our business. Technological advances in areas such as mobile services (UMTS, WLAN) and TV-cable services will almost certainly intensify competition for our traditional fixed-line network and may undermine other areas of our business as well. A challenge for us is to select and commercialize new technologies successfully. We cannot offer assurances that we will succeed, or that the revenues and returns we receive from new technologies will be enough to offset the loss of revenues from technologies they displace.

      We have made considerable efforts to stimulate and meet market demand for bandwidth in the access and backbone network, which is mainly driven by the increasing demand for Internet services. To be successful in the long-term, we will need to achieve an appropriate balance in the short-term between the capital investment in our networks that is needed to support growth and our deleveraging objectives. We cannot be sure that we will achieve this balance.

Real Estate

      Our group is pursuing a strategy of reducing our holdings of assets that are outside the scope of our core activities. Although we make extensive use of real property in the operation of our business, we do not view the ownership and management of real estate as one of our core activities. Accordingly, we are moving to reduce our real property holdings. The real estate portfolio of our consolidated group had a book value of EUR 11.4 billion at December 31, 2002. The book value of the real estate portfolio owned directly by Deutsche Telekom AG is approximately EUR 9.4 billion. In view of the size of our real estate portfolio and our focus on dispositions of certain of our non-core assets, our ability to dispose of a significant portion of these assets will be influenced by, among other things, the development of the German real estate market, economic growth expectations, the availability of financing and prevailing interest rate levels. For additional information concerning our real estate holdings, please refer to “Item 4. Information on the Company — Description of Property.”

CRITICAL ACCOUNTING POLICIES UNDER GERMAN GAAP

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Germany. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

      The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Accounting for Long-Lived Assets

      Property, plant and equipment and purchased intangible assets other than goodwill are recorded at acquisition or construction cost. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets, including mobile communication licenses, are depreciated or amortized on a straight-line basis over their estimated useful lives.

      Property, plant and equipment are valued at acquisition or construction cost, less depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead and interest accruing during the construction period. However, general administration expenses are not capitalized. As permitted by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, property, plant and equipment transferred to Deutsche Telekom AG on January 1, 1995, were recorded in the opening balance sheet of Deutsche Telekom AG at fair market values at that date. However, due to the short period of time between the acquisition dates and January 1, 1995, property, plant and equipment acquired during 1993 and 1994 were valued at their remaining book value. The remaining useful lives and the depreciation methods applicable to these assets were not changed. Except as otherwise described in this Annual Report, the fair market values shown in the opening balance sheet have been carried forward as the acquisition costs.

      We decided in late 2000 to introduce a real estate strategy oriented toward the monetization of our real estate portfolio. As a consequence, a new valuation approach based on the current replacement costs of individual plots of land owned by us was adopted whereby the lower of the net book value or replacement cost was recorded. The comparison of the newly calculated replacement costs with the carrying amounts resulted in downward adjustments to book value totaling EUR 2.5 billion.

      Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date, especially in the case of such assets acquired in a business combination, and the useful lives of the assets over which the costs of acquiring these assets are charged to the income statement.

      When an impairment in the value of assets occurs, nonscheduled depreciation and amortization charges are incurred. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates that include but are not limited to the cause, the timing and the amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, we apply the German commercial law principle of prudence (Vorsichtsprinzip) (Sec. 252(1)(4) of the German Commercial Code) in conjunction with the individual valuation principle (Einzelbewertungsgrundsatz). We typically consider, among other things, technological obsolescence, discontinuance of services, current replacement costs and other changes in circumstances that indicate an impairment.

      In the strategic review, we used a discounted cash flow approach to estimate the fair value of our mobile communication licenses, including our FCC licenses in the United States. Assumptions regarding mid- and long-term business development prospects were reassessed in light of changes in current competitive conditions, future expectations of growth in the wireless communications industry, increased costs of capital and changes in the future availability of financing. The use of this valuation method represents a change in valuation methodology, as previously we had used a market approach based primarily on the prices for mobile communication licenses established in relevant auctions for the initial recognition of these licenses in the acquisitions of T-Mobile USA and Powertel. Due to the length of time that had elapsed since these auctions took place, along with the general lack of an active marketplace for mobile communication licenses, we concluded that there was insufficient basis to use a market-based approach.

Valuation of Goodwill

      Goodwill usually arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price of an entity to all identifiable assets acquired and the liabilities assumed. Such allocations are based on the fair values of those assets. The determination of the fair values of assets and liabilities is based to a considerable extent on management’s judgment. In addition, the useful life assigned to goodwill is an estimate that is based on the judgment of management at the time of acquisition. Goodwill is then amortized on a straight-line basis over its useful life.

      We review, on a regular basis, the performance of our subsidiaries. Nonscheduled amortization charges are recorded when there is reason to believe that goodwill associated with a subsidiary is impaired and that the impairment is of a permanent nature. The amount of the nonscheduled amortization is determined by comparing the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates by management. Methods commonly used to determine the fair value of a subsidiary include discounted cash flow based methods and methods that use quoted stock market prices as a basis. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates, industry developments, market prices and control premiums. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill amortization.

Financial Assets

      We hold minority interests in companies having operations or technology in areas within our strategic focus, some of which are publicly traded and have highly volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is permanent. Determining whether an impairment is permanent involves judgment and relies heavily on an assessment by management regarding the future development of the investee. In measuring impairments, we use quoted market prices, if available, or other valuation methods, based on information available from the investee.

      Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Allowance for Doubtful Accounts

      Management maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Management bases its estimates on the aging of our accounts receivable balances and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected.

Deferred Taxes

      We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from differing treatment of items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities and if there will be future taxable profits in those periods. We reverse in the current year deferred tax assets and liabilities for timing differences that have been recorded if we anticipate that the future reversal will take place in a tax loss year. If we estimate that timing differences of a current year will be reversed in a later tax loss year, we do not record deferred tax assets and liabilities for those timing differences.

      Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities. Under German GAAP, we do not record deferred tax assets consisting of net operating losses carried forward and foreign tax credits. The analysis is based on the estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be affected materially.

Pension Accounting

      Our pension obligations for benefits to non-civil servants are generally satisfied by defined benefit plans. Our pension benefit costs for non-civil servants are determined in accordance with actuarial assumptions, which rely on assumptions including discount rates, life expectancies, and to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on our pension cost since the amount of funded plan assets are small in relation to our outstanding pension obligation. Other key assumptions for our pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of our pension obligation. Due to the underfunded status of certain pension plans at their respective measurement dates, a charge representing an additional minimum liability is recorded in net income under German GAAP. During 2002, we recorded an increase of approximately EUR 220 million to our additional minimum pension liability. This increase was mainly attributable to a decrease of the discount rate used in the calculation of our pension liability from 6.00% in 2001 to 5.75% in 2002. In addition, plan assets increased slightly from EUR 405 million at December 31, 2001 to approximately EUR 410 million at December 31, 2002. Our assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our pension benefit costs may be affected materially.

      Our pension plan obligations with respect to civil servant employees and retirees are subject to a special regime that effectively fixes our annual costs at 33% of the pensionable gross remuneration of active civil servants and the notional pensionable gross remuneration of civil servants on leave of absence. The funding of this annual contribution is recognized as a period expense. In accordance with both U.S. and German GAAP, no liability or accrual has been recorded in respect of future payments.

      For further information concerning our pension plan arrangements for civil servants and non-civil servants, please refer to note (27) to our consolidated financial statements and “Item 6. Directors, Senior Management and Employees — Employees and Labor Relations.”

Civil Service Health Insurance Fund

      We are obligated, under Postreform II, to pay for any operating cost shortfalls between the sources of regular income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse, PBeaKK) and benefits paid. The PBeaKK provides healthcare and medical benefits for its members and their relatives, who are civil servants employed by or retired from Deutsche Telekom, Deutsche Post AG and Deutsche Postbank AG. When Postreform II came into effect, the PBeaKK was closed to new members. The insurance premium collected by the PBeaKK may only be increased by the amount by which healthcare costs in Germany rise on average and therefore does not reflect the changing age structure of the PBeaKK. We have accrued the actuarially determined present value of the fund’s future deficit which we have to cover using a discount rate, assumptions about life expectancy and projections for contributions and future increases in general health care costs. Because the calculation of this accrual involves long-term projections over periods of more than

50 years, the present value of the liability is sensitive to small variations in the assumptions used for the calculation.

Accrued Liabilities

      We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. Where we expect that the occurrence of a contingency is reasonably likely, we accrue an amount for the contingent liability that represents management’s estimate at the balance sheet date considering all anticipated risks and losses up to that date, even if they became known after the balance sheet date but prior to the preparation of the financial statements. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated amount accrued.

CONSOLIDATED RESULTS OF OPERATIONS

      The following table shows information concerning our consolidated statements of operations for the periods indicated.

	For the year ended December 31,

	2002			2001			2000

	Pre-	Effects of		Pre-	Effects of
	acquisitions	acquisitions	Total	acquisitions	acquisitions	Total	Total

							(millions of
	(millions of euro)			(millions of euro)			euro)
Net revenue	50,393	3,296	53,689	42,061	6,248	48,309	40,939
Changes in inventories and other own capitalized costs	463	71	534	630	249	879	864

Total operating performance	50,856	3,367	54,223	42,691	6,497	49,188	41,803
Other operating income	3,792	109	3,901	6,457	162	6,619	11,002
Goods and services purchased	(13,516)	(902)	(14,418)	(11,321)	(2,156)	(13,477)	(11,950)
Personnel costs	(12,874)	(606)	(13,480)	(10,332)	(1,782)	(12,114)	(9,718)
Depreciation and amortization	(34,185)	(2,695)	(36,880)	(12,165)	(3,056)	(15,221)	(12,991)
Other operating expenses	(12,776)	(1,334)	(14,110)	(9,863)	(2,288)	(12,151)	(10,424)
Financial income (expense), net	(5,759)	(263)	(6,022)	(5,094)	(254)	(5,348)	(1,230)

Results from ordinary business activities	(24,462)	(2,324)	(26,786)	373	(2,877)	(2,504)	6,492
Extraordinary income (loss)	—	—	—	—	—	—	(159)
Taxes	2,588	(105)	2,483	(614)	(194)	(808)	(318)

Income (loss) after taxes	(21,874)	(2,429)	(24,303)	(241)	(3,071)	(3,312)	6,015
(Income) losses applicable to minority shareholders	(190)	(94)	(284)	(72)	(70)	(142)	(89)

Net income (loss)	(22,064)	(2,523)	(24,587)	(313)	(3,141)	(3,454)	5,926

Acquisitions

      During the three years ended December 31, 2002, we acquired shares and assets in a number of companies, and as a result the financial results of many of these companies were consolidated in our financial statements for the first time during that three-year period. The principal consolidated subsidiaries we acquired during the three years ended December 31, 2002, and the dates on which these entities became consolidated subsidiaries are as follows:

•	debis Systemhaus GmbH (October 2000)

•	RadioMobil (April 2001)

•	T-Mobile USA (formerly VoiceStream) and Powertel (May 2001)

•	Hrvatski Telecom (November 2001)

•	Ben Nederland Holding B.V. (September 2002)

      The consolidation of a newly acquired subsidiary complicates the comparison of the statements of operations for the year prior to the acquisition, the year of the acquisition and the year following the acquisition, because the newly consolidated subsidiary is not reflected in the consolidated financial statements for the year prior to the acquisition, is reflected in the consolidated financial statements for only part of the year when the acquisition takes place and is reflected in the consolidated financial statements for a full year in the year following the acquisition. To facilitate the comparison of our statements of operations for each of the three years in the period ended December 31, 2002, the table above summarizes the effect of acquisitions on our statements of operations.

Net Revenue

      Net revenue (total revenues excluding inter-segment revenues) amounted to EUR 53.7 billion in 2002, representing an increase of EUR 5.4 billion, or 11.1%, over 2001. Of this increase, changes in the composition of the Deutsche Telekom consolidated group in 2002 due to acquisitions accounted for EUR 3.3 billion, relating to the first-time full consolidations of T-Mobile USA and Powertel starting from May 2001 (EUR 2.2 billion), RadioMobil starting from April 2001 (EUR 0.2 billion), Hrvatski Telecom starting from November 2001 (EUR 0.7 billion) and Ben starting from September 2002 (EUR 0.2 billion). Without regard to these changes in the composition of our consolidated group in 2002, net revenue increased by EUR 2.1 billion, or 4.3%, from 2001. This increase consisted of increased revenues in the T-Mobile, T-Online and T-Com divisions (before acquisitions) that were partially offset by decreased revenues in the T-Systems division.

      Net revenue amounted to EUR 48.3 billion in 2001, representing an increase of EUR 7.4 billion, or 18%, over 2000. Of this increase, changes in the composition of our consolidated group in 2001 accounted for EUR 6.2 billion, including EUR 2.8 billion relating to the first-time consolidation of T-Mobile USA and Powertel and EUR 2.2 billion relating to the first-time consolidation of debis Systemhaus. Without regard to changes in the composition of our consolidated group in 2001, net revenue increased by EUR 1.1 billion, or 2.7%, from 2000. This increase consisted of increased revenues in the T-Mobile and T-Systems divisions (before acquisitions) and in the T-Online division that were partially offset by decreased revenues in the T-Com division.

      For further information on our net revenue development and trends, see “— Segment Analysis.”

Changes in Inventories and Other Own Capitalized Costs

      Our statement of operations is prepared on the total-cost basis used in Germany. Cost line items in Germany typically include all costs incurred during the year. Total costs, however, often include expense items that are capitalized either in inventories (mainly cost of goods purchased, but not yet used) or as part of other assets (mainly personnel costs or interest relating to construction in progress). To reflect this fact and to permit the presentation of net income (loss) that does not include capitalized costs, the total-cost approach uses the adjusting line item “Changes in Inventories and Other Own Capitalized Costs.”

      Changes in inventories and other own capitalized costs decreased by EUR 345 million, or 39.2%, from 2001 to 2002. Of this decrease, EUR 282 million resulted from inventories of work in process, mainly from changes at Deutsche Telekom AG and T-Systems International, and EUR 63 million resulted from other own capitalized costs relating primarily to planning and construction services. Other own capitalized costs includes interest incurred relating to construction in progress in the amount of EUR 39 million, EUR 65 million and EUR 64 million in 2002, 2001 and 2000, respectively.

      Changes in inventories and other own capitalized costs increased by EUR 15 million, or 1.7%, from 2000 to 2001. Inventories of work in process decreased by EUR 168 million, reflecting a mixture of offsetting effects in various companies of our consolidated group. Other own capitalized costs increased by EUR 183 million, primarily due to changes in the composition of our consolidated group.

Other Operating Income

      Other operating income consists of tax refunds, reversals of allowances and accruals, cost reimbursements, gains from sales of marketable securities and assets, foreign currency gains and other miscellaneous items.

      Other operating income amounted to EUR 3.9 billion in 2002, representing a decrease of EUR 2.7 billion, or 41.1%, compared to 2001. Other operating income for 2002 was affected by gains from the sale of a portion of the shares of T-Online and Satelindo (EUR 0.3 billion and EUR 0.2 billion). These gains were modest, however, compared to the 2001 gains from the sale of our shares held in Sprint Corporation (EUR 2.0 billion) and from the sale of the regional cable company in Baden-Wuerttemberg (EUR 0.9 billion). Leaving aside dispositions, the decline in other operating income from 2001 to 2002 was largely a result of lower realized foreign currency gains in 2002 (2002: EUR 0.2 billion; 2001: EUR 0.5 billion).

      Other operating income for 2000 was strongly affected by earnings from the sale of our interest in Global One (EUR 2.9 billion), earnings from the sale of interests in regional cable companies in North Rhine-Westphalia and Hesse (EUR 3.0 billion) and the dilution effects resulting from the initial public offering of T-Online International AG (EUR 2.7 billion) and other investments (EUR 0.2 billion).

      Pursuant to the German Value-Added Tax Act (Umsatzsteuergesetz), we are entitled to recover a portion of the VAT incurred on assets purchased and placed into service before January 1, 1996, the date on which we became fully subject to VAT. We have reclaimed a total of EUR 2.7 billion since 1996. The refund amounted to EUR 68 million, EUR 85 million and EUR 169 million in 2002, 2001 and 2000, respectively.

Goods and Services Purchased

      The following table presents information concerning goods and services purchased.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Goods purchased	4,671	4,397	4,075	6.2%	7.9%
Services purchased
Domestic network access charges	1,967	2,174	1,985	(9.5)%	9.5%
International network access charges	3,905	3,268	2,819	19.5%	15.9%

Total network access charges	5,872	5,442	4,804	7.9%	13.3%
Other services purchased	3,875	3,638	3,071	6.5%	18.5%

Total services purchased	9,747	9,080	7,875	7.3%	15.3%

Total goods and services purchased	14,418	13,477	11,950	7.0%	12.8%

      Total goods and services purchased amounted to EUR 14.4 billion in 2002, representing an increase of EUR 941 million, or 7%, compared to 2001. The increase in goods and services purchased reflects changes in the composition of our consolidated group in 2002 which accounted for EUR 902 million of such increase (mainly T-Mobile USA, Powertel, Hrvatski Telecom and Ben). Without regard to the effects of changes in the composition of our consolidated group, goods and services purchased were nearly at the same level as in 2001.

      Goods purchased increased from 2001 to 2002 as well as from 2000 to 2001 as a result of the changes in the composition of our consolidated group (mainly T-Mobile USA and Powertel). Excluding these effects, goods purchased declined from 2001 to 2002 as well as from 2000 to 2001 due to the lower level of terminal equipment purchased.

      Domestic network access charges decreased by EUR 207 million, or 9.5%, from 2001 to 2002. These charges arise principally from calls that are initiated by our customers or routed through our network and that are terminated in the networks of other fixed and mobile network operators in Germany. The decrease in 2002 resulted primarily from a decrease in revenues from business with domestic carriers. An increase in the volume of calls routed through our network in 2001 compared to 2000 led to increased domestic network access charges.

      International network access charges increased from 2001 to 2002 by EUR 637 million, or 19.5%, primarily due to changes in the composition of our consolidated group (primarily T-Mobile USA and Powertel) and the effect of more favorable purchasing conditions for international network capacities. Similarly, international network access charges increased from 2000 to 2001 primarily due to the impact of newly consolidated companies, particularly T-Mobile UK (formerly One 2 One) and SIRIS, and the effect of an increasing number of minutes of outgoing international traffic from our mobile and fixed networks, which resulted in significantly higher network access charges. These factors were offset, to some degree, by a decline in international settlement rates.

      Other services purchased consist of maintenance expenses for telecommunications hardware and software and buildings, other maintenance expenses, energy and utility costs and costs for information services. The slight increase in other services purchased from 2001 to 2002 relates primarily to increased services purchased (primarily logistic services) and changes in the composition of our consolidated group.

      The increase in other services purchased from 2000 to 2001 of EUR 567 million, or 18.5%, relates primarily to increased services purchased for value-added services, the impact of new acquisitions and services purchased in relation to a real estate development project.

Personnel Costs

      The following table presents information concerning our personnel costs.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Wages and salaries	10,467	9,313	7,470	12.4%	24.7%
Other personnel costs(1)	3,013	2,801	2,248	7.6%	24.6%

Total personnel costs	13,480	12,114	9,718	11.3%	24.7%

(1)	Other personnel costs consist primarily of social security costs, which are fixed by law generally as a percentage of wages and salaries, and of pension costs, principally for civil servants.

     The average number of full-time equivalent employees increased from 241,660 in 2001 to 255,896 in 2002, an increase of 5.9%. This increase was primarily due to the impact of newly consolidated companies, particularly T-Mobile USA, Powertel and Hrvatski Telecom.

      The average number of full-time equivalent employees increased from 205,032 in 2000 to 241,660 in 2001, an increase of 17.9%, primarily as a result of the consolidation of T-Mobile USA, Powertel and RadioMobil.

      Personnel costs increased by EUR 1.4 billion, or 11.3%, from 2001 to 2002. Of this increase, EUR 0.6 billion relates to changes in the composition of our consolidated group, mainly due to the impact of the full-year consolidation of personnel costs of T-Mobile USA, Powertel and Hrvatski Telecom. Without regard to the changes in our consolidated group, personnel costs rose by EUR 0.8 billion, or 6.3%, from 2001 to 2002, primarily due to collective bargaining agreement adjustments of wages and salaries to bring them in line with market conditions and to promote performance. Also, structural changes relating to the assignment of personnel in higher-value positions contributed to the increase in personnel costs. Moreover, personnel costs were affected by an accrual for restructuring measures at T-Systems (EUR 0.3 billion) as a result of our strategic review in the third quarter of 2002. For further information on the strategic review, see “Item 4. Information on the Company — Strategy.” Included in total personnel costs in 2002 are additional minimum pension liabilities of EUR 0.2 billion. These additional pension liabilities mainly resulted from changes in interest rates used for actuarial valuations of our pension obligations, for which interest rates are determined at the beginning of the year using the then current long-term interest rate. Generally, most of our pension obligations are not sensitive to future wage increases as they are calculated annually based on current wages of eligible employees. Changes in actual interest rates from year to year will cause a change in the calculation of the present value of our obligations. If above certain thresholds, these changes may result in an increase or decrease in our pension costs for the relevant year. For this purpose, declines in long-term interest rates tend to lead to increases in our pension costs. For more information, see “— Critical Accounting Policies Under German GAAP — Pension Accounting” and “Item 6. Directors, Senior Management and Employees — Employees and Labor Relations — Civil Servants.”

      Personnel costs increased by EUR 2.4 billion, or 24.7%, from 2000 to 2001. Of this increase, EUR 1.8 billion relates to changes in the composition of our consolidated group, principally debis Systemhaus (EUR 1.0 billion) and T-Mobile USA/ Powertel (EUR 0.6 billion). Without regard to changes in our consolidated group, personnel costs rose by EUR 614 million, or 6.3%. This increase was primarily due to pay-scale changes, which attempted to conform salaries to market standards and encourage high performance, as well as to changes in the structure of our workforce. In addition, personnel costs in 2001 were influenced by an additional minimum pension liability (EUR 0.2 billion) as a result of changes in long-term interest rates.

Depreciation and Amortization

      The following table presents information concerning depreciation and amortization.

	For the year ended December 31,

	2002	2001	2000	2002/2001

	(millions of euro)			(% change)
UMTS license amortization	2,864	724	381	295.6%	90.0%
U.S. mobile communications licenses	10,380	690	—	n.m	n/a
Goodwill amortization	13,108	3,663	1,248	257.8%	193.5%
Depreciation and amortization on remaining fixed and intangible assets	10,528	10,144	11,362	3.8%	(10.7)%

Depreciation and amortization	36,880	15,221	12,991	142.3%	17.2%

      Total depreciation and amortization amounted to EUR 36.9 billion in 2002, representing an increase of EUR 21.7 billion compared to 2001. This increase was primarily attributable to the strategic review in the third quarter of 2002, which resulted in nonscheduled amortization of goodwill at T-Mobile USA and Powertel (EUR 8.3 billion), Ben (EUR 1.0 billion) and SIRIS (EUR 0.5 billion). Additionally, nonscheduled amortization was recorded with respect to the mobile communications licenses of T-Mobile USA and Powertel (EUR 9.4 billion) and the UMTS license of T-Mobile UK (EUR 2.2 billion). In total, the nonscheduled amortization as a result of our strategic review amounted to EUR 21.3 billion. The inclusion of newly consolidated companies generated an increase in scheduled depreciation and amortization (EUR 1.7 billion), mainly attributable to the consolidation of T-Mobile USA and Powertel for a full year in 2002. Scheduled amortization of goodwill increased by EUR 0.7 billion, amortization of UMTS and U.S. mobile communication licenses increased by EUR 0.5 billion and depreciation of property plant and equipment increased by EUR 0.5 billion.

      Total depreciation and amortization amounted to EUR 15.2 billion in 2001, representing an increase of EUR 2.2 billion, or 17.2%, compared to 2000. Depreciation and amortization of companies acquired during 2000 and 2001, principally T-Mobile USA, Powertel and debis Systemhaus, accounted for EUR 3.1 billion of the increase in depreciation and amortization. We also recorded a nonscheduled amortization of EUR 466 million relating to the book values of real estate in 2001 and a nonscheduled amortization of EUR 1.0 billion relating to goodwill associated with the trademarks of T-Mobile UK (formerly One 2 One) and T-Mobile Austria (formerly max.mobil) in connection with the T-Mobile rebranding campaign. In addition, in 2001, a nonscheduled depreciation of EUR 350 million was taken with respect to buildings for which no further commercial use was expected. This nonscheduled depreciation was offset by a gain of the same amount on the reversal of provisions for general risks relating to such buildings. Further, nonscheduled depreciation on property, plant and equipment was taken in the amount of EUR 158 million, relating principally to portions of the mobile communications network of T-Mobile UK (EUR 104 million).

      Total depreciation and amortization in 2000 was significantly influenced by several factors. UMTS license amortization commenced in 2000, relating primarily to licenses in the United Kingdom and Germany. Our acquisitions during 2000 gave rise to considerable goodwill, which contributed EUR 0.9 billion to the increase in goodwill amortization. Goodwill primarily resulted from the acquisitions of T-Mobile UK, T-Mobile Austria and debis Systemhaus and from the acquisition of Ameritech’s interest in MATAV. Further, nonscheduled depreciation of old network components (EUR 1.0 billion) due to the introduction of advanced fiber optic transmission technology in parts of our fixed-line network contributed to depreciation and amortization in 2000. In addition, we recorded a nonscheduled depreciation of EUR 2.0 billion with respect to our real estate portfolio. The remaining increase in depreciation and amortization is primarily related to depreciation and amortization of the assets of newly acquired companies (other than with respect to goodwill and UMTS licenses.

      Goodwill relating to T-Mobile USA/ Powertel is denominated in U.S. dollars and, with respect to T-Mobile UK, in British pounds. Exchange rate movements therefore affect the amortization of goodwill relating to T-Mobile USA/ Powertel and T-Mobile UK upon conversion to euros.

Other Operating Expenses

      Other operating expenses consist of expenses occurring in the ordinary course of business that cannot be classified in any other line item in the statements of operations.

      Other operating expenses amounted to EUR 14.1 billion in 2002, representing an increase of EUR 2.0 billion, or 16.1%, compared to 2001. This increase principally reflects other operating expenses relating to changes in the composition of our consolidated group (mainly T-Mobile USA: EUR 1.0 billion). Marketing expenses, advertising gifts and commissions increased by EUR 0.6 billion, mainly as a result of the full year consolidation of T-Mobile USA and Powertel. Rental and leasing expenses increased by EUR 0.5 billion over the previous year. This is mainly attributable to changes in the composition of our consolidated group within T-Mobile. Losses on accounts receivable and provisions for doubtful accounts increased by EUR 0.5 billion, primarily at Deutsche Telekom AG. This relates mainly to the discount for credit risks from the asset back securities transactions. Other operating expenses in 2002 were influenced by restructuring expenses of our T-Systems division (EUR 106 million) and our T-Com division (EUR 42 million).

      Other operating expenses amounted to EUR 12.2 billion in 2001, representing an increase of EUR 1.7 billion, or 16.6%, compared to 2000. This increase principally reflects other operating expenses for 2001 relating to T-Mobile USA (EUR 1.6 billion) and debis Systemhaus (EUR 0.3 billion). In addition, other operating expenses for 2001 were negatively affected by expenses and consulting fees in the amount of EUR 104 million, particularly relating to the sale of Sprint shares. Positively affecting other operating expenses in 2001 were decreased losses on the disposition of non-current assets, decreased additions to accruals and decreased losses on derivative financial instruments. Losses on accounts receivable and increased provisions for doubtful accounts in the amount of EUR 0.3 billion (excluding losses and provisions relating to T-Mobile USA and Powertel), of which EUR 0.2 billion related to insolvencies of fixed-line network competitors of ours that used our fixed-line network, had an positive influence on other operating expenses, as did increased maintenance costs. In 2000, other operating expenses had been affected by losses on the disposition of non-current assets (EUR 0.5 billion) and additions to certain accruals (EUR 0.4 billion).

Financial Income (Expense), Net

      The following table presents information concerning our financial income (expense), net.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Results related to companies accounted for under the equity method	(430)	(547)	1,890	21.4%	(128.9)%
Other investments	(1,544)	(663)	(23)	(132.8)%	n.m

Income (loss) from financial activities	(1,974)	(1,210)	1,867	(63.1)%	(164.8)%
Net interest expense	(4,048)	(4,138)	(3,097)	2.2%	(33.6)%

Financial income (expense), net	(6,022)	(5,348)	(1,230)	(12.6)%	(334.8)%

          Net Interest Expense

      Our net interest expense slightly improved during 2002 by EUR 90 million to negative EUR 4.0 billion at year-end 2002, largely attributable to the reversal of interest rate derivatives that were no longer necessary.

      The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.7% in 2002, 6.8% in 2001 and 6.5% in 2000. The effective weighted average interest rate applicable to outstanding indebtedness related to bank liabilities was 5.7% in 2002, 5.8% in 2001 and 6.7% in 2000. A portion of our debt instruments have provisions that will cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see “— Liquidity and Capital Resources — Capital Resources”.

          Income (Loss) from Financial Activities

      Income (loss) from financial activities includes our share of the income or losses on investments accounted for under the equity method and losses relating to writedowns of other investments. Results related to companies accounted for under the equity method includes the amount of annual amortization of goodwill relating to these investments, which is essentially the amortization of goodwill arising from the difference between the purchase price we paid and our share of the shareholders’ equity for each of these investments. Income and loss from other investments consists primarily of dividends received from our investments as well as provisions for writedowns of the carrying amounts of other investments.

      Losses from other investments amounted to EUR 1.5 billion in 2002. These losses were mainly attributable to writedowns of the net carrying amount of our former stake in France Telecom (EUR 0.6 billion), valuation adjustments for other investments in non-current securities (EUR 0.4 billion) and loans to Kabel Deutschland GmbH (EUR 0.3 billion). In 2002, results related to companies accounted for under the equity method improved, mainly due to the reduction of the high level of expenses resulting from associated companies and depreciation of goodwill of associated companies in 2001.

      The decrease in results related to companies accounted for under the equity method from 2000 to 2001 was largely due to gains of EUR 2.3 billion realized by the associated company DT-FT Italian Holding upon the sale of its interests in the Italian mobile joint venture WIND. In addition, other investments were negatively affected in 2001 by a writedown in the amount of EUR 0.3 billion in the book value of our interest in France Telecom and a writedown in the amount of EUR 0.4 billion in the book value of debenture bonds received by us in the sale of interests in regional cable companies.

Results from Ordinary Business Activities

      Results from ordinary business activities decreased by EUR 24.3 billion to negative EUR 26.8 billion from 2001 to 2002. Results from ordinary business activities are influenced by all of the factors described above that influenced individual statements of operations line items. The principal factor accounting for the decline in results from ordinary business activities was a substantial increase in the net contribution of nonscheduled depreciation and amortization resulting from the strategic review in 2002. For further information on the strategic review, see “Item 4. Information on the Company — Strategy.” We estimate that these nonscheduled items had an aggregate positive impact on results from ordinary business activities of EUR 161 million in 2001 and an aggregate negative impact of EUR 16.4 billion in 2002.

      Results from ordinary business activities decreased by EUR 9.0 billion from 2000 to 2001. Results from ordinary business activities are influenced by all of the factors described above that influenced individual statements of operations line items. The principal factor accounting for the decline in results from ordinary business activities was a substantial decline in the net contribution of nonscheduled depreciation and amortization. Additional factors contributing to the decline in results from ordinary business activities were losses from companies acquired in 2000 and 2001 (EUR 2.9 billion), principally T-Mobile USA and debis Systemhaus, amortization of goodwill relating to companies acquired in 2000 and 2001, an increase in interest expense resulting from indebtedness incurred in 2000 to finance the acquisition of UMTS licenses and the first-time inclusion of UMTS license amortization for an entire year in 2001.

Extraordinary Income (Loss)

      In 2000, this item represented expenses relating to the initial public offering of T-Online International AG and the possible initial public offering of T-Mobile International AG.

Taxes

      The following table presents information concerning income taxes and other taxes.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Income taxes	(2,847)	751	194	(479.1)%	287.1%
Other taxes	364	57	124	n.m	54.0%

Taxes	(2,483)	808	318	(407.3)%	154.1%

      Loss before taxes increased to EUR 26.8 billion in 2002. The resulting income tax benefit amounts to EUR 2.8 billion, compared with an expense of EUR 0.8 billion in 2001. This effect was mainly attributable to the reversal of deferred tax liabilities relating to the nonscheduled amortization of mobile communications licenses of T-Mobile USA and Powertel, which generated income from deferred taxes of EUR 3.0 billion. In 2002, the Federal Finance Court confirmed our legal position concerning Deutsche Telekom AG’s recognition of goodwill for tax reporting purposes. The retroactive amortization of goodwill to be carried for the years 1996-1999 results in an income tax reduction of approximately EUR 1.0 billion. In addition, amortization of goodwill increased net operating loss carryforwards (corporate income tax and trade tax) for the years 2000-2002 by EUR 2.2 billion (EUR 741 million per year). The capitalization of this goodwill leads to an additional expense of EUR 0.2 billion for wealth tax and trade capital tax for the years 1996 and 1997, which is responsible for the increase in other taxes.

      Income tax expense in 2001 amounted to EUR 751 million, an increase of EUR 557 million, or more than 100%, compared to 2000. Due to changes in the character of our income before taxes, income tax expense increased despite the decrease in results from ordinary business activities from 2000 to 2001.

      Income before taxes for 2000 included significant items that were not subject to taxation, principally the proceeds of our sale of our interest in Global One, the dilution effect resulting from the initial public offering of T-Online International AG and the proceeds of our sale of our interest in WIND. Income before taxes for 2001 included no significant tax-free items other than the sale of Sprint shares held by us. In addition, in 2001, expenses that had to be recognized for financial accounting purposes but that were not deductible for tax purposes, principally goodwill amortization, were higher in 2001 than in 2000. Furthermore, in 2001, there was an increase in losses of subsidiaries that had to be recognized for financial reporting purposes but may be recognized for tax accounting purposes only when the related tax loss carryforwards are utilized in the future.

      Our effective income tax rate (income taxes as a percentage of pre-tax income (loss)) was approximately 11% in 2002, (30)% in 2001 and 3.1% in 2000. The German statutory income tax rate for us was approximately 39% in 2002, 39% in 2001 and 52% in 2000 and included corporate income taxes (assuming that earnings are not distributed), trade income taxes (at a German national average rate) and the solidarity surcharge on corporate income tax (Solidaritaetszuschlag). Due to a change in income tax law in Germany, which reduced the statutory corporate tax rate to a uniform 25% tax rate (for both distributed and non-distributed earnings), our income tax rate for 2001 was significantly lower than in prior years. As a result of a new law, the German corporate income tax rate will increase from 25% to 26.5% for fiscal year 2003 only.

(Income) Loss Applicable to Minority Shareholders

      (Income) loss applicable to minority shareholders includes EUR 390 million (2001: EUR 322 million; 2000: EUR 189 million) in gains and EUR 106 million (2001: EUR 180 million; 2000: EUR 100 million) in losses. The gains in 2002 relate mainly to MATAV and Hrvatski Telecom. The losses relate mainly to T-Online International AG.

SEGMENT ANALYSIS

      The following table presents total revenues (the sum of external or net revenues and revenues between segments), net revenues and inter-segment revenues of our segments for the years indicated.

	For the year ended December 31,

	2002			2001			2000

		Inter-			Inter-			Inter-
	Net	segment	Total	Net	segment	Total	Net	segment	Total
	revenues	revenues	revenues	revenues	revenues	revenues	revenues	revenues	revenues

	(millions of euro)			(millions of euro)			(millions of euro)
T-Com	25,422	4,776	30,198	25,028	4,391	29,419	24,455	4,927	29,382
T-Systems	7,793	3,517	11,310	8,316	3,583	11,899	6,021	3,791	9,812
T-Mobile	18,229	1,506	19,735	12,994	1,643	14,637	8,994	1,362	10,356
T-Online	1,672	158	1,830	1,338	111	1,449	1,038	90	1,128
Other Activities	573	3,838	4,411	633	4,481	5,114	431	4,770	5,201
Reconciliation	—	(13,795)	(13,795)	—	(14,209)	(14,209)	—	(14,940)	(14,940)

Group	53,689	—	53,689	48,309	—	48,309	40,939	—	40,939

Reclassification

      The segment information for 2001 and 2000 in the table above and throughout this Annual Report (including in note (35) to the consolidated financial statements included herein) has been reclassified to reflect the 2002 organizational changes among our segments. As of January 1, 2002, operational responsibility for our domestic carrier services business was transferred from the T-Systems segment to the T-Com segment and operational responsibility for our international carrier sales and services solutions business was transferred from the T-Com segment to the T-Systems segment. In addition, international operations were transferred from “Other Activities” to T-Com as of January 1, 2002. T-Com’s international activities are conducted through MATAV in Hungary, Slovak Telecom (Slovak Telecom) in Slovakia and Hrvatski Telecom in Croatia.

      The following table presents 2001 and 2000 segment net revenues before and after this reclassification.

	For the year ended December 31,

	2001			2000

	Previous	Change	Reclassified	Previous	Change	Reclassified

	(millions of euro)			(millions of euro)
T-Com	19,362	5,666	25,028	20,170	4,285	24,455
T-Systems	11,211	(2,895)	8,316	8,460	(2,439)	6,021
T-Mobile	12,994	—	12,994	8,994	—	8,994
T-Online	1,338	—	1,338	1,038	—	1,038
Other Activities	3,404	(2,771)	633	2,277	(1,846)	431

Total	48,309	—	48,309	40,939	—	40,939

      The following table shows the components of net revenues affected by the reclassification.

	For the year ended
	December 31,

	2001	2000

	(millions of euro)
T-Com
Previous net revenues	19,362	20,170
Domestic carrier	3,722	3,469
International carrier	(776)	(999)
Eastern Europe (international operations)	2,719	1,825
Other	1	(10)

Reclassified net revenues	25,028	24,455

T-Systems
Previous net revenues	11,211	8,460
Domestic carrier	(3,722)	(3,469)
International carrier	776	999
Other	51	31

Reclassified net revenues	8,316	6,021

Other Activities
Previous net revenues	3,404	2,277
Eastern Europe (international operations)	(2,719)	(1,825)
Other entities	(52)	(21)

Reclassified net revenues	633	431

T-Com

      The following table presents selected financial information concerning T-Com.

	For the year ended December 31,

	2002	2001(1)	2000(1)	2002/2001		2001/2000

	(millions of euro)			(% change)
Net revenues	25,422	25,028	24,455	1.6%		2.3%
Inter-segment revenues	4,776	4,391	4,927	8.8%		(10.9%	)

Total revenues	30,198	29,419	29,382	2.6%		0.1%

Income before taxes	3,539	4,614	4,904	(23.3%	)	(5.9%	)

(1)	Information for 2001 and 2000 has been reclassified to conform to 2002 organizational changes among segments.

Net Revenues

      The net revenues from our T-Com division (total revenues excluding inter-segment revenues) increased by EUR 394 million, or 1.6%, to EUR 25,422 million in 2002 from EUR 25,028 million in 2001. This increase was primarily a result of the full-year consolidation of Hrvatski Telecom in 2002 (EUR 981 million) and increased network communications revenues. Additionally, net revenues were positively affected by increased data communication revenues, due to increases in demand, as well as growth at MATAV. These increases were partially offset by a decrease in net revenues from carrier services and by the deconsolidation of our former cable operation in Baden-Wuerttemberg. On March 13, 2003, we completed the sale of our six remaining cable operations. These operations contributed EUR 897 million in 2002 and EUR 751 million in 2001 to our net revenues. As a result of this sale, these companies will no longer be part of our consolidated group.

      Net revenues increased by EUR 573 million, or 2.3%, to EUR 25,028 million in 2001 from EUR 24,455 million in 2000. The increase in 2001 primarily resulted from the full consolidation of Hrvatski Telecom since November 2001 (EUR 153 million), the full consolidation of MakTel, a subsidiary of MATAV, since the first quarter of 2001 (EUR 244 million) and the first full-year consolidation of Slovak Telecom, which was first consolidated in September 2000. This consolidation effect was partially offset by the deconsolidation of the cable companies in Hesse and North-Rhine Westphalia in 2000 and Baden Wuerttemberg in the third quarter of 2001.

Inter-Segment Revenues

      In 2002, revenues from business with other segments amounted to EUR 4,776 million, an increase of EUR 385 million, or 8.8%, as compared to inter-segment revenues of EUR 4,391 million in 2001. This increase mainly related to network and support services billed by T-Com to the other segments and the provision of fixed-line network terminal equipment for other segments. Compared to 2002, revenues from business with T-Online increased 10% and revenues from business with T-Systems increased 19%.

      In 2001, inter-segment revenues decreased by EUR 536 million, or 10.9%, to EUR 4,391 million from EUR 4,927 million in 2000. This decrease resulted from the reduction in provision of services to other segments primarily attributable to a reduction in business volume from T-Systems, offset in part by increased access for online services by fixed-line network subscribers.

Total Revenues

      The following table reflects total revenues by geographic area.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Domestic	26,321	26,670	27,558	(1.3)%	(3.2)%
Eastern Europe	3,877	2,749	1,824	41.0%	50.7%

Total revenues	30,198	29,419	29,382	2.6%	0.1%

      In 2002, T-Com’s total revenues increased by EUR 779 million, or 2.6%, to EUR 30,198 million from EUR 29,419 million in 2001. Domestic business accounted for approximately 87.2% of T-Com’s total revenues in 2002. MATAV, Slovak Telecom and Hrvatski Telecom account for all Eastern European revenues and contributed approximately EUR 3,877, or 12.8%, of T-Com’s total revenues during 2002. Primarily as a result of the first full-year consolidation of Hrvatski Telecom, total revenues from our Eastern European subsidiaries increased by EUR 1,128 million, or 41.0%, compared to the total revenues for these subsidiaries in 2001. Of this increase, the first full-year consolidation of Hrvatski Telecom contributed approximately EUR 854 million.

      In 2001, T-Com’s total revenues increased by EUR 37 million, or 0.1%, to EUR 29,419 million from EUR 29,382 million in 2000. Domestic business accounted for approximately 90.7% of T-Com’s total revenues during 2001. MATAV, Slovak Telecom and Hrvatski Telecom contributed EUR 2,749 million or 9.3% of total revenues. The first full-year consolidation of Slovak Telecom in the year 2001 and the first-time consolidation of Hrvatski Telecom in November 2001 were primarily responsible for a revenue increase of EUR 925 million, or 50.7%, compared to the total revenues for these subsidiaries in 2000. Additionally, the growth at MATAV and the consolidation of MakTel in MATAV during the first quarter of 2001 contributed to this growth. These increases were partially offset by a decrease in revenues from broadband cable, which was largely the result of the deconsolidation of the regional cable companies in Hesse and North-Rhine Westphalia.

Components of Total Revenues

      Total revenues are derived principally from domestic fixed-line network revenues (network communications, data communications, value-added services, terminal equipment sales), domestic carrier services, systems integration and consulting and the consolidation of results from T-Com’s Eastern European subsidiaries.

	For the year ended December 31,

	2002	2001	2000(1)	2002/2001	2001/2000(1)

	(millions of euro)			(% change)
Domestic
Network communications	15,113	14,788	—	2.2%	—
Data communication	3,407	3,116	—	9.3%	—
Value-added services	1,440	1,492	—	(3.5%)	—
Terminal equipment	924	991	—	(6.8%)	—
Other fixed-line network revenue	1,197	1,440	—	(16.9%)	—

Total domestic fixed-line network revenues	22,081	21,827	22,978	1.2%	(5.0)%
Domestic carrier services	3,367	4,122	—	(18.3%)	—
Systems integration and consulting	261	260	—	0.4%	—
Other domestic revenues	612	461	—	32.8%	—

Total domestic revenues	26,321	26,670	27,558	(1.3)%	(3.2)%
Eastern Europe
MATAV	2,429	2,136	1,697	13.7%	25.9%
Hrvatski Telecom(2)	1,007	153	—	558.2%	—
Slovak Telecom(3)	441	460	127	(4.1)%	262.2%

Total Eastern Europe revenues	3,877	2,749	1,824	41.0%	50.7%

Total	30,198	29,419	29,382	2.6%	0.1%

(1)	The sub-components of total revenues for 2000 are not presented due to the incompatibility with results from 2001 and 2002 as a consequence of the various reorganizations and restructurings of the T-Com segment since 2000.
(2)	First consolidated in November 2001.
(3)	First consolidated in September 2000.

Total Domestic Revenues

      In 2002, German total domestic revenues decreased by EUR 349 million, or 1.3%, to EUR 26,321 million from EUR 26,670 million in 2001. This decrease was largely due to weak domestic carrier business as discussed below.

      Total domestic revenues decreased by EUR 888 million, or 3.2%, to EUR 26,670 million in 2001 from EUR 27,558 million in 2000. This decrease was largely due to the deconsolidation of the cable companies in

Hesse and North-Rhine Westphalia, price decreases in terminal equipment, as well as decreases in network communications revenues.

          Total Domestic Fixed-Line Network Revenues

      T-Com’s total domestic fixed-line network revenues have increased for the annual period ended December 31, 2002, as compared to 2001. T-Com’s total domestic fixed-line revenues increased by EUR 254 million, or 1.2%, to EUR 22,081 million in 2002 from EUR 21,827 million in 2001. This increase resulted primarily from higher access revenues, which were positively affected by an increase in the number of ISDN and T-DSL subscribers. A decline in call revenues partially offset this increase.

      Total domestic fixed-line network revenues decreased by EUR 1,151 million, or 5.0%, to EUR 21,827 million in 2001 from EUR 22,978 million in 2000. This decrease was primarily attributable to decreases in revenues from network communications regulation and intense competition. Such competition resulted in decreased market share and price decreases. Additionally, the deconsolidation of cable companies in Hesse and North-Rhine Westphalia affected total domestic fixed-line network revenues negatively.

Network Communications

      Revenues from network communications consist of revenues from telephone communications originated in Germany. These revenues primarily include initial connection fees, monthly rental charges and call charges. Call charges originate from local, regional and domestic long-distance calls, international calls, calls to mobile networks and calls to Internet service providers and SMS Services.

      In 2002, network communications revenues increased by EUR 325 million, or 2.2%, to EUR 15,113 million from EUR 14,788 million in 2001. The growth in access revenues exceeded the decrease in call revenues. Access revenues increased due to growth in the number of ISDN and T-DSL lines and the number of customers using value-added option plans, and due to price increases for ISDN and T-DSL lines implemented during 2002. Since the access charges for ISDN services are higher than analog services, the migration of customers from analog access to ISDN access has generally led to increases in access revenues. Additionally, price increases for access lines of between 2% and 5% approved by regulators during 2002 contributed to the increase in monthly access revenues. T-DSL service in addition to analog and ISDN access also increased access revenues.

      The total number of ISDN lines increased by 12.8% in 2002, from 8.6 million at the end of 2001 to 9.7 million at the end of 2002. The number of analog lines decreased by 4.6% in 2002, from 30.3 million at the end of 2001 to 28.9 million at the end of 2002. The number of T-DSL lines in operation increased by 66.7% in 2002, from 1.8 million at the end of 2001 to 3.0 million at the end of 2002.

      T-Com had a decrease in call revenues partially attributable to decreases in tariffs, market share and volume and, in particular, in the level of local traffic and traffic to online services. The use of mobile telephones led to lower levels of call minutes in the fixed-line network.

      Full competition was the main reason for the significant decline in tariffs and loss of market share. According to an estimate of the German telecommunications regulator, our market share, based on calls measured in minutes, was 68% in 2002, which is down from 72.8% in 2001. The standard tariff for a domestic long-distance call, excluding weekends and holidays, has decreased by approximately 93% since January 1, 1998. For example, in 2002, there was a reduction of 3% in the price cap on local calls. Furthermore, the increase in the number of option plan users resulted in a decrease in call revenues. Reductions in tariffs relating to call charges are expected to continue in the future, which will have an adverse impact on domestic call revenues. We cannot provide assurances that we will be able to counter this expected decline in call revenues with increased revenues from access charges or otherwise.

      In 2001, network communications revenues declined significantly as compared to 2000, principally as a result of declining revenues from call charges from domestic long-distance, international and local calls. The decline in revenues from call charges for long-distance and international calls was partially offset by an increase in T-ISDN and T-DSL access charges and by an increase in revenues from calls to mobile networks.

Data Communication

      Revenues from data communication increased by EUR 291 million, or 9.3%, to EUR 3,407 million in 2002 from EUR 3,116 million in 2001. This increase in data communication revenues was partly attributable to stronger market growth largely due to the increasing reliance by German customers on IT, networking and integrated business solutions for internal and external communications needs. Market growth is reflected in the increased revenues from local area networks, wide area networks and integrated corporate business solutions such as Telekom Design Networks. Additionally, higher levels of data communications sales to T-Systems in connection with specific customer projects and standard products such as ATM connections contributed to the increase in revenues in 2002. Revenues in the area of the classic data communications products, such as leased lines, decreased slightly in 2002.

Value-Added Services

      Revenues from value-added services include revenues from public telephones, toll-free lines, shared cost services, mass calling services, premium-rate services, information services, the directory assistance service and other operator services, such as call center services.

      Revenues from value-added services decreased by EUR 52 million, or 3.5%, to EUR 1,440 million in 2002 from EUR 1,492 million in 2001. The decrease is mainly attributable to lower revenues from public telephone booths and premium-rate services. We believe the decrease in revenues contributed by public telephone booths is largely attributable to the increased use of mobile telephones. As a consequence of this decrease in revenues, T-Com has reduced the number of telephone booths in service from 2001 to 2002. T-Com also recorded considerable losses of market share in the area of premium-rate services, due to T-Com’s voluntary limitation in the selection of premium-rate providers.

      Revenues from value-added services decreased in 2001 as compared to 2000, primarily as a result of a decline in revenues from the traditional public telephone business. This was offset in part by increasing revenues from other value-added services, such as toll-free lines and premium-rate services.

Terminal Equipment

      Revenues from terminal equipment consist of revenues from the sale and rental of terminal equipment (analog telephones, ISDN telephones and private branch exchanges) for the fixed-line network.

      Revenues for terminal equipment decreased by EUR 67 million, or 6.8%, to EUR 924 million in 2002 from EUR 991 million in 2001. The demand for terminal equipment and accessories has decreased as a result of the unfavorable economic environment and declines in sales of new equipment due to lower growth rates for ISDN lines. As in the previous year, prices for terminal equipment continued to decrease. These decreases were partially offset by increases in data communications equipment revenues attributable primarily to initial sales of T-DSL modems. T-DSL modems had been given to customers free of charge in 2001.

      Revenues from terminal equipment declined from 2000 to 2001, due to reduced sales volume, customer cancellations in the terminal equipment rental business and a continuing decline in prices for terminal equipment.

Other Fixed-Line Network Revenues

      Other fixed-line network revenues consist mainly of the supply and operation of radio and television signals to end-users as well as the feed of radio and television programs to the cable network. Other fixed-line network revenues decreased by EUR 243 million, or 16.9%, to EUR 1,197 million in 2002 from EUR 1,440 million in 2001. This decrease is largely attributable to the deconsolidation of the broadband cable business in Baden-Wuerttemberg which resulted in a decrease in other fixed-line network revenues of approximately EUR 126 million in 2002 as compared to 2001. The six cable operations sold in March 2003 contributed EUR 919 million and EUR 752 million to T-Com’s total revenues in 2002 and 2001, respectively. As a result of the sale, these companies will no longer be part of our consolidated group.

      Other fixed-line network revenues decreased from 2000 to 2001 primarily as a result of the deconsolidation of the cable companies in Hesse and North-Rhine Westphalia.

Domestic Carrier Services

      The domestic carrier services business consists primarily of interconnection services for operators of fixed-line networks and mobile communications networks, carrier-specific transmission paths and access to the unbundled local loop.

      Revenues from the domestic carrier services business decreased by EUR 755 million, or 18.3% to EUR 3,367 million in 2002 compared to EUR 4,122 million in 2001. This decrease was due primarily to a reduction in interconnection charges and lower sales volumes resulting from the direct interconnection between the networks of mobile communications operators. This direct interconnection caused a significant decrease in traffic routed through T-Com’s network. Additionally, the demand for carrier services products decreased in 2002 due to market consolidation and the insolvency of a number of carriers.

      Further declines in revenues from domestic carrier services resulted from reductions in the demand for shared space related to telecommunications equipment, lower volumes of call minutes generated through pre-selection and transfers of carriers from standard leased lines to lower priced carrier leased lines.

      Revenues were impacted positively in the areas of line sharing, by which a single line can be used to carry multiple streams of data or voice traffic, and the delivery of telecommunications traffic to online services and providers of value-added services in the mobile communications market.

      Domestic carrier services revenues increased in 2001 as compared to 2000, primarily attributable to strong growth in traffic to online services and domestic mobile communications networks as reflected by a strong demand for interconnection accesses, co-location space and transmission paths.

Systems Integration and Consulting

      Revenues from systems integration and consulting resulted from the implementation, applications support and consulting in the area of telecommunications. These revenues include service solutions for T-LAN and communication networking, wiring, network expansion as well as fault clearance. From 2001 to 2002, T-Com’s total revenues from systems integration and consulting remained relatively stable on a consolidated basis. The development of revenues from 2000 to 2001 was largely unchanged.

Other Domestic Revenues

      Other domestic revenues consists mainly of sales commissions from other segments for the sale of their products through our outlets, such as in T-Punkt shops and charges for support functions. Revenue from other domestic sources increased by EUR 151 million, or 32.8%, to EUR 612 million in 2002 from EUR 461 million in 2001. This increase is mainly attributable to higher sales from third-party products through our sales channels. In 2002, for the first time other divisions were charged fees for administration and support functions provided through T-Com’s sales channels.

Total Eastern Europe Revenues

      Total revenues from our Eastern European subsidiaries increased by EUR 1,128 million, or 41.0%, to EUR 3,877 million in 2002 from EUR 2,749 million in 2001. Of this increase, Hrvatski Telecom contributed approximately EUR 854 million as a result of its full-year consolidation in 2002. The increase was also a result of the growth in the mobile communications and data communications revenues of these subsidiaries.

      Total revenues from our Eastern European subsidiaries increased by EUR 925 million, or 50.7%, to EUR 2,749 million in 2001 from EUR 1,824 million in 2000. This increase is due in part to the full-year consolidation of Slovak Telecom during 2001, the first-time consolidation of Hrvatski Telecom during November 2001, the consolidation of MakTel during the first quarter of 2001 and growth within MATAV.

MATAV

      MATAV generates its revenues from fixed-line communications, mobile communications, carrier services, broadband services and online services. MATAV’s total revenues increased by EUR 293 million, or 13.7%, to EUR 2,429 million in 2002 from EUR 2,136 million in 2001. This increase is primarily attributable to higher growth areas such as the mobile communications (through MATAV’s Westel and MakTel subsidiaries), online services and data communications markets.

      MATAV’s total revenues increased by EUR 439 million, or 25.9%, to EUR 2,136 million in 2001 from EUR 1,697 million in 2000. This increase is primarily attributable to an increase in mobile communications revenues of approximately 47% due to growth in subscribers and the consolidation of Maktel during the first quarter of 2001.

      MATAV’s monopoly in the Hungarian market for long-distance and international telecommunications services expired at the end of 2001. As a result, MATAV now faces competition in its fixed-line business, which may adversely affect its contribution to consolidated revenues in the future.

Hrvatski Telecom

      Hrvatski Telecom generates its revenues in the areas of fixed-line communications, mobile communications, carrier services and online services. Primarily as a result of its full-year consolidations, Hrvatski Telecom’s total revenues increased by EUR 854 million to EUR 1,007 million in 2002 from EUR 153 million in 2001. Apart from this consolidation effect, Hrvatski Telecom’s total revenues increased primarily due to high subscriber growth in the mobile communications business, in particular with prepaid customers.

Slovak Telecom

      Slovak Telecom generates its revenues in the areas of fixed-line network communications, carrier services and online services. Slovak Telecom’s total revenues decreased by EUR 19 million, or 4.1%, to EUR 441 million in 2002 from EUR 460 million in 2001. This decrease is primarily attributable to a downturn in general economic conditions in Slovakia and increased substitution of fixed-line business by mobile communications. Slovak Telecom’s total revenues increased by EUR 333 million, or 262.2%, to EUR 460 million in 2001 from EUR 127 million in 2000. This increase is primarily attributable to the full-year consolidation of Slovak Telecom during 2001. Slovak Telecom also supplies mobile communications services through its associated company, Eurotel.

Selected Expenses

      The following table presents selected expenses of T-Com.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Depreciation and amortization	5,537	5,443	6,417	1.7%	(15.2)%
Net interest expense	565	350	793	61.4%	(55.9)%

      Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits. Personnel costs increased from 2001 to 2002 primarily as a result of collective bargaining agreement adjustments of wages and salaries. Additionally, the first full-year consolidation of HT also increased personnel costs in 2002. Personnel costs in 2002 were also affected by restructuring measures related to MATAV and Slovak Telecom and additions to pension accruals attributable to changes in the life expectancy tables underlying the actuarial calculations.

      Goods and services purchased include, among other things, terminal equipment purchases and termination fees to other network operators, including T-Mobile and T-Systems (for international calls). Goods and services purchased increased in 2002 due to an increase in revenues.

      Other operating expenses mainly include costs for maintenance, research and development, consulting, marketing and advertising, sales commissions, IT support, legal fees and losses from the sale of noncurrent assets. In comparison with 2001, these expenses have remained relatively stable.

      We depreciate fixed assets, such as network equipment, and amortize intangible assets, such as goodwill. We calculate depreciation and amortization on a straight-line basis over the useful life of the assets. The increase in depreciation and amortization was largely due to the first full-year consolidation of Hrvatski Telecom. This was partly offset by lower investments in the fixed-line network in Germany, which led to lower depreciation and amortization expenses.

      The decrease in depreciation and amortization from 2000 to 2001 is attributable to the sale of our former cable operation and nonscheduled depreciation charges relating to a portion of the copper cable long-distance network and other telecommunications equipment in 2000.

      Net interest expense reflects the level of financial liabilities of the segment. In 2002, net interest expense was EUR 565 million compared with EUR 350 million in 2001. The increase in net interest expense is predominantly a result of less favorable interest rates in 2002.

Income before Taxes

      Income before taxes decreased by EUR 1,075 million, or 23.3%, to EUR 3,539 million in 2002 from EUR 4,614 million in 2001. This decrease was primarily the result of lower gains from divestitures of approximately EUR 997 million and additional interest expense of EUR 215 million. This was partially offset by a reduction in valuation adjustments for loans to associated companies as well as increases in the equity values in certain associated companies.

      Income before taxes decreased by EUR 290 million, or 5.9%, to EUR 4,614 million in 2001 from EUR 4,904 million in 2000, primarily as a result of the sale of the cable companies in North-Rhine Westphalia and Hesse in 2000, which was not duplicated in 2001.

T-Systems

      The following table presents selected financial information concerning T-Systems.

	For the year ended December 31,

	2002	2001(1)	2000(1)	2002/2001	2001/2000

	(millions of euro)			(% change)
Net revenues	7,793	8,316	6,021	(6.3)%	38.1%
Inter-segment revenues	3,517	3,583	3,791	1.8%	5.5%

Total revenues	11,310	11,899	9,812	(4.9)%	21.3%
Income (loss) before taxes	(1,981)	(382)	2,420	(418.6)%	(115.8)%

(1)	Information for 2001 and 2000 has been reclassified to conform to 2002 organizational changes among segments.

          Net Revenues

      Net revenues (total revenues excluding inter-segment revenues) of the T-Systems division decreased by EUR 523 million, or 6.3%, to EUR 7,793 million in 2002 as compared with EUR 8,316 million in 2001. This decrease in net revenues was primarily due to the impact of the difficult economic situation on T-Systems’ various business activities and the corresponding decline in the market for telecommunications (TC) services and information technology (IT) services in all sectors. This decrease in net revenues was partially offset by the contribution to net revenues of EUR 86 million relating to the acquisition of DeTeCon. Additionally, the sale of Groupe Spring and Marketech had a negative impact on net revenues.

      Net revenues of the T-Systems division increased by EUR 2,295 million, or 38.1%, to EUR 8,316 million in 2001 as compared with EUR 6,021 million in 2000. Of this increase, the first-time consolidation of debis Systemhaus starting in October 2000 accounted for approximately EUR 2,201 million.

          Total Revenues

      In 2002, total revenues for T-Systems decreased EUR 589 million, or 4.9%, to EUR 11,310 million, as compared to revenues of EUR 11,899 million in 2001. Approximately 31.1% of T-Systems’ total revenues in 2002 were attributable to inter-segment revenues compared to 30.1% in 2001 and 38.6% in 2000. T-Systems is the primary provider of data processing and other information technology services to Deutsche Telekom AG and certain of its affiliates in Europe. Revenues from other segments of the Deutsche Telekom group decreased by EUR 66 million, or 1.8%, to EUR 3,517 million in 2002 as compared to EUR 3,583 million in 2001, primarily as a result of reduced prices for IT services. The services provided include the provision of computer center services, desktop services and application services. For 2002, approximately 20.4% of T-Systems’ TC services revenues and approximately 41.8% of T-Systems’ IT services revenues, were from other segments within the Deutsche Telekom group. Due to the high proportion of inter-segment revenues combined with its dependence on the purchase of inter-segment services, T-Systems’ operating results depend to a large degree on the conditions and prices employed in its dealings with our other segments.

      Total revenues of the T-Systems division increased by EUR 2,087 million, or 21.3%, to EUR 11,899 million in 2001 as compared with EUR 9,812 million in 2000. Of this increase, the first-time consolidation of debis Systemhaus starting in October 2000 accounted for approximately EUR 2,340 million. In addition, IT services contributed EUR 432 million from an agreement with Deutsche Post AG and a revenue increase from other segments of the Deutsche Telekom group. This increase was partially offset by the decrease in total revenues from TC services of EUR 685 million, which was primarily due to lower revenues in ICSS and domestic network services from other segments of the Deutsche Telekom group and external customers. Revenues from other segments of the Deutsche Telekom group decreased by EUR 208 million, or 5.5%, to EUR 3,583 million in 2001 as compared to EUR 3,791 million in 2000. This decrease was primarily due to lower traffic volume relating to international interconnection services and reduced settlement rates in TC services and partially offset by an increase in IT services from the consolidation of debis Systemhaus (EUR 110 million) and increased inter-segment revenues of our systems integration and consulting units.

          Components of T-Systems’ Total Revenues

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
TC services revenues(1)	5,599	5,990	6,675	(6.5)%	(10.3)%
IT services revenues
Systems Integration and Consulting	1,918	2,022	1,123	(5.1)%	80.1%
Computing Services	2,367	2,444	1,269	(3.2)%	92.6%
Desktop Services	1,426	1,443	745	(1.2)%	93.7%
Total IT services revenues	5,711	5,909	3,137	(3.4)%	88.4%

Total	11,310	11,899	9,812	(4.9)%	21.3%

(1)	Due to the reorganization in 2001, we are not able to provide a detailed comparative breakdown of sub-components of our TC services unit as described in “Item 4. Information on the Company — Description of Business Divisions — T-Systems — Telecommunications Services.”

          TC Services

      For the year ended December 31, 2002, total revenues related to TC services decreased by EUR 391 million, or 6.5%, to EUR 5,599 million, as compared to EUR 5,990 million in 2001. This decrease is primarily due to the decrease in domestic network services revenues of EUR 477 million, or 12.9%, as compared to 2001, partially offset by an increase of EUR 127 million attributable to the international activities of TC services. The domestic network services business was negatively affected by the general economic slowdown, particularly in Germany. Additionally, price decreases primarily caused by reduced call termination rates in the ICSS unit resulted in a decrease in revenues in the amount of EUR 69 million in 2002 when compared to 2001. Traffic volume remained nearly constant in 2002 (12.6 billion minutes of voice traffic versus 12.9 billion minutes in 2001).

      For the year ended December 31, 2001, total revenues decreased by EUR 685 million, or 10.3%, to EUR 5,990 million, as compared to EUR 6,675 million in 2000. The decrease in total revenues was primarily attributable to a decrease in ICSS revenues and international interconnection services due to reduced settlement rates. Additionally, inter-segment revenues decreased by EUR 209 million, primarily as a result of lower traffic volume relating to international interconnection services. Revenues were also negatively affected by intense competition and over-capacity in the market.

          IT Services

      In 2002, the following transactions particularly affected the IT services business. On March 4, 2002, pursuant to the exercise of a put option by DaimlerChrysler Services AG, we purchased the remaining 49.9% interest in debis Systemhaus for a purchase price of EUR 4.7 billion. On March 27, 2002, we acquired the remaining 51% interest in Detecon International GmbH, a consulting business, for a purchase price of EUR 19.2 million. We then transferred all of the shares of Detecon International GmbH to T-Systems International GmbH as a capital contribution. During 2002, T-Systems sold the following non-core companies: Groupe Spring S.A.S. and Marketech B.V. In 2003, T-Systems plans to focus on its key competencies and expects to sell certain other non-core businesses, such as TELECASH Kommunikations-Service GmbH and T-Systems SIRIS S.A.S.

      Systems Integration and Consulting. For the year ended December 31, 2002, total revenues decreased by EUR 104 million, or 5.1%, to EUR 1,918 million, as compared to EUR 2,022 million in 2001. This decrease was primarily due to customers’ discretionary spending reductions and the insolvency of other domestic customers (EUR 16 million), offset in part by an increase in revenues from other segments of the Deutsche Telekom group and the consolidation of Detecon International GmbH, which contributed revenues of EUR 86 million.

      Total revenues increased by EUR 899 million, or 80.1%, to EUR 2,022 million in 2001 as compared with EUR 1,123 million in 2000, primarily due to the full-year consolidation of debis Systemhaus (EUR 739 million) which was acquired in October 2000 and contributed only three months of consolidated revenues in 2000. In addition, revenues from other segments of the Deutsche Telekom group increased in 2001 due to additional projects initiated with other segments of the group.

      Computing Services. For the year ended December 31, 2002, total revenues decreased by EUR 77 million, or 3.2%, to EUR 2,367 million, as compared to EUR 2,444 million in 2001. This decrease is primarily attributable to a reduction in international activities, which was partially offset by an increase in national inter-segment activities. In addition, the insolvency of some domestic customers contributed to the decrease in revenues in the amount of EUR 12 million.

      Total revenues increased by EUR 1,175 million, or 92.6%, to EUR 2,444 million in 2001 as compared with EUR 1,269 million in 2000, primarily due to the full-year consolidation of debis Systemhaus (EUR 1,030 million). In addition, T-Systems entered into an agreement with Deutsche Post AG in 2000 to provide information technology and corporate network services to Deutsche Post AG. The increase in net revenues relating to this agreement was EUR 163 million in 2001 when compared to 2000.

      Desktop Services. For the year ended December 31, 2002, total revenues decreased by EUR 17 million, or 1.2%, to EUR 1,426 million, as compared to EUR 1,443 million in 2001. The decrease was primarily due to the divestiture of the subsidiaries T-Systems Marketech and Groupe Spring. This decrease was partially offset by an increase (EUR 26 million) in workstations and desktops.

      Total revenues increased by EUR 698 million, or 93.7%, to EUR 1,443 million in 2001 as compared with EUR 745 million in 2000, primarily due to the full-year consolidation of debis Systemhaus (EUR 571 million). In addition, EUR 105 million of this increase was related to the agreement with Deutsche Post AG.

          Geographic Revenue Breakdown

      As a percentage of total revenues, total revenues generated from Germany were 72.6%, 74.5% and 75.0% for the years ended 2002, 2001 and 2000, respectively. The decline in percentage of total revenues and in euro amounts was primarily due to a decrease in domestic network services. Revenues relating to international activities remained relatively stable during these periods, primarily as a result of the consolidation of debis Systemhaus.

          Operating Expenses

      The following table provides information regarding components of operating expenses of T-Systems.

	For the year ended December 31,

	2002		2001		2000		2002/2001	2001/2000

	(millions of euro, except percentages)						(% change)
Goods and services purchased	6,131	44.2%	6,524	50.8%	6,499	62.0%	(6.0)%	0.4%
Personnel costs	3,068	22.1%	2,750	21.4%	1,416	13.5%	11.6%	94.2%
Depreciation and amortization	2,616	18.9%	1,372	10.7%	807	7.7%	90.7%	70.0%
Other operating expenses	2,056	14.8%	2,186	17.0%	1,760	16.8%	(5.9)%	24.2%

Total	13,871	100.0%	12,832	100.0%	10,482	100.0%	8.1%	22.4%

      Goods and services purchased decreased in 2002 by EUR 393 million, or 6.0%, to EUR 6,131 million when compared to EUR 6,524 million in 2001. This decrease was a result of cost savings efforts started throughout the T-Systems division. These efforts included a staff reduction program, restructuring at SIRIS, the physical and technical consolidation of computer centers in Germany and improved purchasing conditions. In 2001, goods and services purchased increased by EUR 25 million, or 0.4%, to EUR 6,524 million when compared to EUR 6,499 million in 2000, primarily as a result of the consolidation of debis Systemhaus (EUR 910 million), offset in part by decreases within other business units. A portion of such offsetting decreases in expenses relating to goods and services purchased in 2001 for particular business units was a result of the decision to shift from outsourced subcontractors to providing some of these services directly.

      In total, personnel costs increased by EUR 318 million, or 11.6%, to EUR 3,068 million when compared to EUR 2,750 million in 2001. In 2002, T-Systems decided to reduce its workforce by approximately 3,500 employees. Employee reductions are expected to take place throughout T-Systems in managerial, professional, clerical and technical positions. Personnel costs in 2002 were particularly affected by restructuring initiatives resulting in charges of EUR 274 million for terminations of employees (including charges for a reduction of approximately 200 employees from the sale of Marketech and Groupe Spring), and EUR 18.5 million reflecting our decision to reduce the applicable pension discount rate. Personnel costs increased by EUR 1,334 million, or 94.2%, to EUR 2,750 million in 2001 when compared to EUR 1,416 million in 2000, primarily as a result of the first-time consolidation of debis Systemhaus (EUR 1,071 million) commencing October 2000.

      Other operating expenses decreased by EUR 130 million, or 5.9%, to EUR 2,056 million in 2002 when compared to EUR 2,186 million in 2001, due to a group-wide effort to reduce costs and expenses, partly offset by an increase in the allowance for doubtful accounts, write-offs of accounts receivables due to the insolvency of domestic customers, additions to provisions relating to the above-mentioned restructuring activities and an increase in IT-related leased equipment. Also included in total restructuring charges was EUR 106 million relating to business exit and facilities consolidation efforts. These costs included physical and technical consolidation of T-Systems’ computer centers, termination commitments with respect to the infrastructure of telecommunications services and other costs. The increase by EUR 426 million, or 24.2%, to EUR 2,186 million in 2001 when compared to EUR 1,760 million in 2000 is mainly due to the consolidation of debis Systemhaus (EUR 378 million). In addition, EUR 59 million of such increase was attributable to a contract relating to Deutsche Post AG.

      Depreciation increased by EUR 399 million, or 41.1%, to EUR 1,368 million in 2002 when compared to EUR 969 million in 2001, mainly due to EUR 170 million in nonscheduled asset depreciation relating to telecommunications equipment at SIRIS and MultiLink, as well as other operations. In addition, T-Systems wrote-down mainframe and storage equipment, servers and other assets in computer center operations. Further, EUR 33 million of the increase was due to accelerated depreciation charges for storage equipment based on a reassessment of the useful life of the relevant equipment. Due to an oversupply of capacity in the telecommunications market, T-Systems recorded nonscheduled depreciation of submarine cable assets amounting to EUR 228 million, partly offset by a reduction in depreciation expense resulting from a decrease in capital expenditures primarily in network services and computing services. When compared to 2000, depreciation increased in 2001, primarily due to the consolidation of debis Systemhaus (EUR 181 million). Additionally, depreciation of our non-debis Systemhaus business units within computing services and desktop services increased by EUR 95 million, reflecting scheduled depreciation relating to a contract with Deutsche Post AG.

      Amortization increased by EUR 845 million, or 209.7%, to EUR 1,248 million in 2002 when compared to EUR 403 million in 2001, primarily due to the acquisition of the remaining 49.9% of the shares of debis Systemhaus in March 2002 and the resulting additional amortization expense of EUR 271 million in 2002. Amortization expense was affected by nonscheduled amortization (EUR 597 million) in conjunction with the strategic review and restructuring initiatives, primarily related to business activities in France and Switzerland, including nonscheduled amortization of the entire amount of goodwill (EUR 564 million) related to the SIRIS domestic carrier service business in France and the expected low sales price for this business, and EUR 32 million related to MultiLink SA, Switzerland, as a result of management’s decision to refocus its strategy, to downsize and to exit specific business activities. In addition, amortization increased by EUR 268 million, or 198.5%, to EUR 403 million in 2001 as compared to EUR 135 million in 2000, primarily resulting from the debis Systemhaus acquisition (EUR 242 million).

          Financial Income (Expense), Net

      Net financial expense increased by EUR 233 million to EUR 118 million in 2002 when compared to net financial income of EUR 115 million in 2001, primarily as a consequence of the acquisition of the remaining 49.9% of the shares of debis Systemhaus in the first quarter of 2002. T-Systems had to use nearly all of its inter-segment financial receivables (approximately EUR 2,165 million) and also a loan in the amount of EUR 2,538 million from Deutsche Telekom AG to finance this transaction. Net financial income increased by EUR 214 million, to EUR 115 million in 2001 compared to net financial expense of EUR 99 million in 2000, primarily as a result of interest on inter-segment financial receivables in connection with the debis Systemhaus acquisition in October 2000.

          Income (Loss) before Taxes

      The T-Systems division recorded a loss before taxes of approximately EUR 1,981 million in 2002, which was attributable primarily to nonscheduled amortization of goodwill and depreciation of property, plant and equipment along with restructuring charges as described above. Additionally, 2002 was marked by fierce price competition due to overcapacities in the market. Due to the economic slowdown many customers have decreased their information technology budgets. We do not expect that this economic situation will change significantly in 2003.

      The T-Systems division recorded a loss before taxes of EUR 382 million in 2001 and income before taxes of EUR 2,420 million in 2000. Gains on the sale of our interest in Global One contributed EUR 2,864 million to income before taxes in 2000. Without regard to the effect of this sale, loss before taxes in 2000 would have been EUR 444 million.

T-Mobile

      The following table presents selected financial information concerning T-Mobile.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Net revenues	18,229	12,994	8,994	40.3%	44.5%
Inter-segment revenues	1,506	1,643	1,362	(8.3)%	20.6%

Total revenues	19,735	14,637	10,356	34.8%	41.3%
Income (loss) before taxes	(23,679)	(6,399)	(2,350)	n.m	n.m

Net Revenues

      The net revenues from our T-Mobile segment, which reflect revenues from customers outside of the Deutsche Telekom group, increased by EUR 5,237 million, or 40.3%, to EUR 18,229 million in 2002 from EUR 12,994 million in 2001. The increase in net revenues was partly due to the effect of the full-year consolidation in 2002 of our U.S. subsidiaries T-Mobile USA and Powertel, referred to together as T-Mobile USA/ Powertel. The full-year consolidation of T-Mobile USA/ Powertel accounted for EUR 6,124 million of net revenues compared to seven-months consolidation in 2001, which accounted for EUR 2,796 million. Additionally, net revenues were affected by the consolidation for a full year in 2002 and nine months in 2001 of the Czech mobile communications provider RadioMobil, which accounted for EUR 698 million of net revenues in 2002, and net revenues of EUR 483 million in 2001. The consolidation of T-Mobile Netherlands since September 30, 2002 contributed EUR 158 million of net revenues.

      Subscriber growth also contributed to the increase in net revenues in 2002. The number of subscribers increased from 45.5 million in 2001 to 53.8 million in 2002 (including Virgin Mobile subscribers of 1.4 million in 2001 and 2.4 million in 2002). This increase was mainly a result of strong subscriber growth in the United States and, to a lesser extent, through subscriber growth in Europe and the consolidation of T-Mobile Netherlands in September 2002.

      Net revenues increased by EUR 4,000 million, or 44.5%, to EUR 12,994 million in 2001 from EUR 8,994 million in 2000. T-Mobile USA/ Powertel, acquired in May 2001, accounted for EUR 2,796 million of this increase, and RadioMobil, consolidated since March 31, 2001, accounted for EUR 483 million of this increase. Without giving effect to the consolidations of T-Mobile USA/ Powertel and RadioMobil, net revenues of the T-Mobile segment increased by EUR 709 million, or 7.9%, largely due to increases in the number of mobile subscribers of T-Mobile Deutschland in Germany and T-Mobile UK in the United Kingdom.

Total Revenues

      Total revenues include both net revenues from external customers and revenues from transactions with other segments within the Deutsche Telekom group. The most significant component of inter-segment revenues for T-Mobile relates to revenues received from our T-Com division for terminating calls on the mobile network in Germany that originated from T-Com’s fixed-line network in Germany.

      Inter-segment revenues decreased by EUR 137 million, or 8.3%, to EUR 1,506 million in 2002 from EUR 1,643 million in 2001. This decrease was primarily due to a decline in the rates charged for terminating calls from the fixed-line network. Inter-segment revenues increased by EUR 281 million, or 20.6%, to EUR 1,643 million in 2001 from EUR 1,362 million in 2000. This increase was primarily due to the growth of the subscriber base and a corresponding increase in revenues received from T-Com for terminating calls on the mobile network. Substantially all inter-segment revenues are received through T-Mobile Deutschland.

      Although revenues from mobile data services (other than SMS) are not currently significant, T-Mobile expects that these services will represent an important source of future growth. In order to encourage usage of these services, T-Mobile has announced significant price reductions for these services effective April 15, 2003.

Subscribers

      The following table reflects the number of T-Mobile subscribers by subsidiary.

	As of December 31,

Subsidiary	2002	2001	2000	2002/2001	2001/2000

	(Subscribers in			(% change)
	millions)
T-Mobile Deutschland	24.6	23.1	19.1	6.5%	20.9%
T-Mobile UK(1)	12.4	10.4	8.3	19.2%	25.3%
T-Mobile USA/ Powertel(2)	9.9	7.0	—	41.4%	n/a
T-Mobile Austria	2.0	2.1	2.0	(4.8)%	5.0%
RadioMobil(3)	3.5	2.9	—	20.7%	n/a
T-Mobile Netherlands(4)	1.4	—	—	n/a	n.m

Total	53.8	45.5	29.4	18.2%	54.8%

(1)	Including Virgin Mobile subscribers of 2.4 million for 2002, 1.4 million for 2001 and 0.7 million for 2000.
(2)	First consolidated May 31, 2001.
(3)	First consolidated March 31, 2001.
(4)	First consolidated September 30, 2002.

     The figures above represent the total number of contract and prepaid subscribers at year-end for the periods presented. For further information relating to subscriber data, see “Item 4. Information on the Company — Description of Business Divisions — T-Mobile.”

      T-Mobile expects that the number of subscribers in European markets will not grow significantly in the future, as most of the markets in Europe are relatively mature and at or near saturation. T-Mobile expects that the number of subscribers in the U.S. market will continue to increase as that market has not yet reached saturation, although usage patterns may differ from those prevalent in Europe.

Total Revenues by Geographic Area

      The following table reflects T-Mobile’s total revenues by geographic area.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Total revenues:
Germany	7,777	7,064	6,475	10.1%	9.1%
North America(1)	6,124	2,796	—	119.0%	n/a
United Kingdom	3,990	3,277	2,883	21.8%	13.7%
Austria	985	1,017	998	(3.1)%	1.9%
Czech Republic(2)	698	483	—	44.5%	n/a
Netherlands(3)	158	—	—	n/a	n/a
Other	3	—	—	—	—

Total	19,735	14,637	10,356	34.8%	41.3%

(1)	First consolidated May 31, 2001.
(2)	First consolidated March 31, 2001.
(3)	First consolidated September 30, 2002.

     The following discussions provide additional revenue information by geographic area. Total revenues include revenues from activation fees, monthly and daily access fees, call and other charges paid by direct subscribers, charges paid by resellers, interconnection fees and international roaming fees paid by other network carriers.

Germany

	For the year ended December 31,

	2002		2001		2000		2002/2001	2001/2000

	(millions of euro, except percentages)						(% change)
Mobile communications revenues	7,040	90.5%	6,431	91.0%	5,416	83.6%	9.5%	18.7%
Handset sales	692	8.9%	579	8.2%	1,015	15.7%	19.5%	(43.0)%
Other revenues	45	0.6%	54	0.8%	44	0.7%	(16.7)%	23.0%

Total revenues	7,777	100.0%	7,064	100.0%	6,475	100.0%	10.1%	9.1%

      Mobile communications revenues in Germany, through T-Mobile Deutschland, increased by 9.5% in 2002 as compared to 2001. Inter-segment revenues, primarily resulting from the termination of calls from T-Com’s fixed-line network customers in Germany, decreased by EUR 157 million, or 10.7%, to EUR 1,379 million in 2002 from EUR 1,536 million in 2001. This decrease was primarily due to a decline in the rates charged for terminating calls from the fixed-line network. The increase in mobile communications revenues was primarily caused by an increase in the number of subscribers. This increase in revenues resulting from the increase in the number of subscribers was offset in part by the decrease in inter-segment revenues in 2002.

      As of December 31, 2002, T-Mobile Deutschland had approximately 24.6 million subscribers, as compared to approximately 23.1 million subscribers as of December 31, 2001. Of the total subscribers as of December 31, 2002, approximately 11.5 million were contract subscribers, as compared to approximately 10.7 million as of December 31, 2001. T-Mobile Deutschland had approximately 13.1 million prepay subscribers at December 31, 2002, as compared to approximately 12.4 million as of December 31, 2001. This represents a slight increase of contract subscribers (0.8 million) and prepay subscribers (0.7 million) compared to December 31, 2001.

      T-Mobile Deutschland’s revenues from handset sales increased in 2002 compared to 2001 mainly due to the sale of more expensive handsets, such as handsets with multimedia messaging services (“MMS”) capabilities. In 2002, the effect of higher average handset selling prices (through reduced handset subsidies) in combination with the number of handsets sold to subscribers who extended their contracts more than offset the lower number of new contracts and new prepay account activations in 2002 compared to 2001.

      Revenues from mobile communications in Germany increased by 18.7% in 2001 as compared to 2000. Inter-segment revenues increased by 24.4% to EUR 1,536 million in 2001 from EUR 1,235 million in 2000. The increase in external and inter-segment revenues was driven largely by a 20.9% increase in the subscriber base from 2001 as compared to 2000. Revenues from handset sales decreased by 43.0% in 2001 as compared to 2000, mainly due to a 36.9% decrease in gross subscriber additions in 2001 as compared to 2000.

North America

	For the year ended December 31,(1)

	2002		2001		2002/2001

	(millions of euro, except percentages)				(% change)
Mobile communications revenues	5,292	86.4%	2,494	89.2%	112.2%
Handset sales	819	13.4%	297	10.6%	175.8%
Other revenues	13	0.2%	5	0.2%	160.0%

Total	6,124	100.0%	2,796	100.0%	119.0%

(1)	This table presents the combined total consolidated revenues of our wholly-owned U.S. subsidiaries, T-Mobile USA, Inc. and Powertel, Inc. The revenues presented for 2001 are only with respect to the last seven months of 2001, which is the period during which these companies were consolidated within our group.

     Mobile communications revenues in North America increased EUR 2,798 million, or 112.2%, to EUR 5,292 million in 2002 compared to EUR 2,494 million in 2001. North American operations were consolidated for a full twelve months in 2002 and seven months in 2001. Aside from this consolidation effect, the increase in North American mobile communications revenues resulted primarily from an increase in subscribers. At December 31, 2002, total subscribers in North America increased to approximately 9.9 million, as compared to approximately 7.0 million at December 31, 2001, representing an increase of 41.4%. During 2002, coverage was expanded into several new markets, most significantly the California/

Nevada market in the United States. The introduction of services in these markets was accompanied by promotional rate plan offers that contributed to the high number of subscribers added during the year. The high rate of net contract customer growth (gross contract subscriber additions rate minus the churn rate of contract subscribers) in 2002 also reflects higher growth in the number of new subscribers in existing markets due to competitive rate plan offerings, the success of advertising, the T-Mobile rebranding campaigns and lower customer churn rates as compared to 2001.

      Revenues from handset sales in North America increased by EUR 522 million to EUR 819 million in 2002 compared to EUR 297 million in 2001, primarily as a result of growth in gross subscriber additions of 23.0% and the full-year consolidation in 2002.

United Kingdom

	For the year ended December 31,

	2002		2001		2000		2002/2001	2001/2000

	(millions of euro, except percentages)						(% change)
Mobile communications revenues	3,540	88.7%	2,870	87.6%	2,476	85.9%	23.3%	15.9%
Handset sales	429	10.8%	393	12.0%	407	14.1%	9.2%	(3.4)%
Other revenues	21	0.5%	14	0.4%	—	—	50.0%	—

Total	3,990	100.0%	3,277	100.0%	2,883	100.0%	21.8%	13.7%

      Mobile communications revenues in the United Kingdom, through T-Mobile UK, increased by EUR 670 million, or 23.3%, to EUR 3,540 million in 2002 compared to EUR 2,870 million in 2001, due primarily to an increase in subscribers. At December 31, 2002, T-Mobile UK had approximately 12.4 million subscribers (including 2.4 million subscribers of Virgin Mobile), as compared to approximately 10.4 million at December 31, 2001, an increase of 19.2%. T-Mobile UK’s revenues from handset sales increased in 2002 compared to 2001, mainly due to higher average revenue per handset sale.

      Mobile communications revenues increased by 15.9% in 2001 compared to 2000. This increase resulted primarily from the increase of 25.3% in the number of subscribers. In 2001, revenues from handset sales decreased compared to 2000 as a result of lower gross subscriber additions.

Austria

	For the year ended December 31,

	2002		2001		2000		2002/2001	2001/2000

	(millions of euro, except percentages)						(% change)
Mobile communications revenues	723	73.4%	758	74.5%	693	69.5%	(4.6)%	9.4%
Handset sales	116	11.8%	112	11.0%	162	16.2%	3.6%	(30.9)%
Other revenues	146	14.8%	147	14.5%	143	14.3%	(0.7)%	2.8%

Total	985	100.0%	1,017	100.0%	998	100.0%	(3.1)%	1.9%

      Mobile communications revenues from our Austrian mobile communications operations, through T-Mobile Austria, decreased by EUR 35 million, or 4.6%, to EUR 723 million in 2002 from EUR 758 million in 2001. This decrease was due primarily to a decrease in the number of subscribers as a consequence of the highly saturated mobile phone market in Austria and some decline in market share. As of December 31, 2002, T-Mobile Austria had approximately 2.0 million mobile communications subscribers, compared to 2.1 million at December 31, 2001. In 2002, revenues from handset sales remained stable as a result of mobile market saturation.

      Revenues from mobile communications increased by 9.4% in 2001 compared to 2000. The increase resulted primarily from an increase in the number of subscribers of approximately 5.0%. T-Mobile Austria’s revenues from handset sales decreased in 2001 compared to 2000, mainly due to a reduced number of gross subscriber additions.

      Other revenues is primarily derived from revenues we receive from the sale of non-telecommunications products and services sold through Niedermeyer, an Austrian electronics retail chain owned by T-Mobile Austria, the sales of which remained relatively constant from 2000 to 2002.

          Czech Republic

	For the year ended December 31,(1)

	2002		2001		2002/2001

	(millions of euro, except percentages)				(% change)
Mobile communications revenues	668	95.7%	441	91.4%	51.5%
Handset sales	30	4.3%	21	4.3%	42.9%
Other revenues	—	—	21	4.3%	(100.0)%

Total	698	100.0%	483	100.0%	44.5%

(1)	The revenues presented for 2001 are only with respect to the last nine months of 2001, the period during which RadioMobil was consolidated within our group.

     Mobile communications revenues in the Czech Republic, through RadioMobil, increased by EUR 227 million, or 51.5%, to EUR 668 million in 2002 from EUR 441 million for the period from April 1, 2001 through December 31, 2001. The increase in mobile communications revenues from 2001 to 2002 resulted primarily from twelve months of fully consolidated results in 2002 as compared to nine months in 2001 and an increase in the number of subscribers to 3.5 million at December 31, 2002, from 2.9 million at December 31, 2001. Of the total subscriber base at December 31, 2002, 19.1% were contract subscribers which is an increase of 3.4% from December 31, 2001, and reflects RadioMobil’s continued efforts to increase the contract subscriber share by marketing attractive migration offers to prepay subscribers. RadioMobil was also able to increase the share of business subscribers within the customer base. Despite the increases in the share of contract subscribers and business subscribers in the subscriber base, there was a decline in average usage per subscriber as a consequence of an increasing share of lower-usage subscribers in the subscriber base following the rise in penetration to 85%, an increase of 43 percentage points from December 31, 2000 through December 31, 2002.

          Netherlands

      Revenues from our Dutch operations, through T-Mobile Netherlands, which were fully consolidated for the last 3 months of 2002, included EUR 151 million of mobile communications revenues and EUR 7 million of handset sales revenues. At December 31, 2002, T-Mobile Netherlands had approximately 1.4 million subscribers.

          Operating Expenses

      The following table provides information regarding components of operating expenses in our T-Mobile segment.

	For the year ended December 31,

	2002		2001		2000		2002/2001	2001/2000

	(millions of euro, except percentages)						(% change)
Goods and services purchased	6,673	15.5%	5,173	27.8%	5,030	41.9%	29.0%	2.8%
Personnel costs	2,176	5.1%	1,650	8.9%	870	7.2%	31.9%	89.7%
Depreciation and amortization	27,285	63.3%	6,324	34.0%	2,337	19.5%	331.5%	170.6%
Other operating expenses	6,951	16.1%	5,463	29.3%	3,765	31.4%	27.2%	45.1%

Total	43,085	100.0%	18,610	100.0%	12,002	100.0%	131.5%	55.1%

      Goods and services purchased include the purchases of goods such as mobile handsets and SIM cards, as well as the costs of services purchased, such as line rental and interconnection charges, international roaming charges, data processing charges, maintenance and other support services and information technology services. Goods and services purchased increased by EUR 1,500 million, or 29.0%, to EUR 6,673 million in 2002 from EUR 5,173 million in 2001. The increase was mainly attributable to the consolidation of T-Mobile USA/ Powertel for a full twelve months in 2002 compared to seven months in 2001, the consolidation of RadioMobil for a full twelve months in 2002 compared to nine months in 2001, and the consolidation of T-Mobile Netherlands for the period from September 30, 2002 through December 31, 2002. Subscriber growth and the related increase in traffic also contributed to the increase in goods and services purchased.

      Goods and services purchased increased by EUR 143 million, or 2.8%, to EUR 5,173 million in 2001 from EUR 5,030 million in 2000. The consolidation of T-Mobile USA/ Powertel for seven months in 2001 and the consolidation of RadioMobil for nine months in 2001 led to an increase in goods and services purchased. Subscriber growth and the related increase in traffic also contributed to the increase in goods and services purchased. These increases were offset by declines in volumes of handsets as a result of the decline in additional new subscribers, and in the per unit cost of handsets. In addition, beginning in mid-2001, T-Mobile Deutschland changed its policy for compensating retailers for prepay subscribers, reducing handset subsidies and increasing commissions paid. As a result of the reduction of handset subsidies, the amount of inventory writedowns, recognized as goods and services purchased, declined and commissions, included in other operating expenses, increased.

      Personnel costs in our T-Mobile segment primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits. Personnel costs increased by EUR 526 million, or 31.9%, to EUR 2,176 million in 2002 from EUR 1,650 million in 2001. The increase is in part the result of the first full-year consolidation of T-Mobile USA/ Powertel and RadioMobil, as well as the three months consolidation of T-Mobile Netherlands. T-Mobile USA/ Powertel accounted for an aggregate of EUR 424 million to the increase in personnel costs in 2002. The increase in personnel costs was also attributable to an increase in the annual average number of employees, primarily at T-Mobile USA/ Powertel. The number of full-time employees increased 9.2% from 38,025 to 41,511 from December 31, 2001 to December 31, 2002. T-Mobile USA/ Powertel added 2,168 employees to its workforce during 2002, and the first time inclusion of T-Mobile Netherlands increased the total number of employees by 1,467.

      Of the increase of EUR 780 million in personnel costs in 2001, as compared with 2000, EUR 573 million was attributable to the first time inclusion of T-Mobile USA/ Powertel during 2001. The consolidation of RadioMobil contributed EUR 25 million to 2001 personnel costs. Excluding amounts attributable to T-Mobile USA/ Powertel and RadioMobil, personnel costs increased by EUR 182 million, or 20.9%, in 2001 compared with 2000, primarily as a result of an increase in the average workforce. The workforces of T-Mobile USA/ Powertel and RadioMobil also increased during the periods for which they were consolidated in 2001.

      The following table provides information regarding depreciation and amortization for the T-Mobile segment.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Nonscheduled amortization of intangible assets	20,810	1,040	—	n.m	n.m
Scheduled amortization of intangible assets	4,339	3,409	1,381	27.3%	146.9%
Depreciation of property, plant and equipment	2,136	1,875	956	13.9%	96.1%

Total	27,285	6,324	2,337	331.5%	170.6%

      Depreciation and amortization increased to EUR 27,285 million in 2002, primarily as a result of nonscheduled amortization of EUR 8,288 million relating to goodwill at T-Mobile USA/ Powertel, EUR 958 million relating to goodwill at T-Mobile Netherlands, EUR 9,384 million relating to FCC licenses at T-Mobile USA/ Powertel, and EUR 2,165 million relating to our UMTS license at T-Mobile UK. The nonscheduled amortization recognized in 2002 was a result of the group-wide strategic review. In the strategic review, a cash flow-based analysis of these licenses and goodwill was performed. The assumptions regarding middle and long-term business development prospects were reassessed in light of changes in current competitive conditions, future expectations of growth in the wireless communications industry, increased costs of capital and changes in the future availability of financing. For more information on the results of the strategic review, see “— Effects of Acquisitions, Dispositions and Nonscheduled Depreciation and Amortization on Our Statements of Operations for the Three Years Ended December 31, 2002.” In 2001, we recognized nonscheduled amortization of EUR 1,040 million relating to the goodwill associated with the brand names acquired with T-Mobile UK and T-Mobile Austria.

      Scheduled amortization of intangible assets increased by 27.3% in 2002 compared to 2001, due primarily to the inclusion of a full year of amortization relating to T-Mobile USA/ Powertel in 2002 compared to seven months in 2001. The increase in scheduled amortization of intangible assets in 2001 compared to 2000 resulted primarily from the inclusion of seven months of amortization relating to T-Mobile USA/ Powertel in 2001 and from the full year amortization of UMTS licenses in 2001. The UMTS licenses in Germany, the

United Kingdom and Austria, acquired during 2000, were subject to only a partial year of amortization in 2000.

      Depreciation of property, plant and equipment increased by 13.9% during 2002 compared to 2001, due primarily to the inclusion of a full year of depreciation for T-Mobile USA/ Powertel compared to seven months in 2001 and increases in the asset base as a result of continuing capital expenditures. The increase in depreciation in 2001 compared to 2000 resulted primarily from the inclusion of seven months of depreciation for T-Mobile USA/ Powertel in 2001. In addition, during 2001, following a review of asset lives and work-in-progress, we recognized EUR 104 million of nonscheduled depreciation.

      Other operating expenses consist of commissions paid to resellers and third-party distributors, marketing (including advertising) expenses, rent and associated expenses, administrative expenses such as costs of IT services, allowances and writedowns for doubtful accounts and other miscellaneous items, such as overhead expenses, general maintenance and repair expenses, legal and consulting fees, expenses for outsourcing and temporary staff. Costs relating to commissions, marketing and advertising are the most significant of these costs, representing 46.4% of total other operating expenses in 2002.

      The following table provides information regarding other operating expenses:

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Commissions, marketing and advertising expenses	3,222	2,503	2,202	28.7%	13.7%
Rental and leasing expenses	1,097	715	434	53.4%	64.7%
Administrative expenses	410	424	320	(3.3)%	32.5%
Losses on accounts receivable and provision for doubtful accounts	387	403	164	(4.0)%	145.7%
Maintenance, repairs and damage reparation	265	221	166	19.9%	33.1%
Legal and consulting fees	183	136	86	34.6%	58.1%
Power, electricity and water expenses	172	142	105	21.1%	35.2%
Other employee-related costs	163	174	109	(6.3)%	59.6%
Other expenses	1,052	745	179	41.2%	316.2%

Total	6,951	5,463	3,765	27.2%	45.1%

      The increase in total other operating expenses from 2001 to 2002 is primarily attributable to the full-year inclusion of T-Mobile USA/ Powertel which contributed almost EUR 3 billion, or 42.5%, of other operating expenses in 2002 as compared to EUR 1.6 billion, or 30.1%, in 2001. The increase in commissions, marketing and advertising expenses is mainly due to increases in subscribers and the full-year consolidation of T-Mobile USA/ Powertel. Rental and leasing expenses, which mainly relate to cellular and other telecommunication site rentals, increased by 53.4% from 2001 to 2002, and by 64.7% from 2000 to 2001. These increases are also attributable to the expansion of the T-Mobile group in 2001.

      Of the increase in other operating expenses from 2000 to 2001, the inclusion of T-Mobile USA/ Powertel for the seven-month period ended December 31, 2001 accounted for 96.8% of such increase, and the first time consolidation of RadioMobil from April 2001 accounted for 7.2%. Excluding T-Mobile USA/ Powertel and RadioMobil, other operating expenses decreased by 1.8%, or EUR 68 million, in 2001.

      Not including T-Mobile/ Powertel, the decrease in subscriber growth rates in 2001 as compared with 2000 resulted in a decrease of EUR 175 million, or 16.4%, of T-Mobile Deutschland’s commissions, marketing and advertising expenses. This decrease was partially offset by higher commissions for prepaid tariff packages in 2001 instead of subsidizing the sale of mobile handsets included in such packages. T-Mobile Austria experienced a decrease in commissions and advertising expenses of EUR 237 million and T-Mobile UK experienced a decrease of EUR 69 million in commissions and advertising expenses also primarily due to the decrease in subscriber growth rates in 2001. These decreases were partly offset by increases in miscellaneous other operating expenses.

      The following table presents information concerning the financial income (expense), net of our T-Mobile segment:

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Income (loss) from companies accounted for under the equity method	(355)	(204)	(69)	74.0%	195.7%
Writedowns on financial assets and marketable securities	(72)	—	(58)	n.m.	100%

Income (loss) from financial activities	(427)	(204)	(127)	109.3%	60.6%
Net interest expense	(1,005)	(3,008)	(1,370)	(66.6)%	119.6%

Total	(1,432)	(3,212)	(1,497)	(55.4)%	114.6%

      Financial income (expense), net consists of:

•	income (loss) from affiliates accounted for under the equity method and investments, plus interest and other income from securities and loans to affiliates;

•	less interest expense (including interest payable to affiliates) and other expenses incurred in connection with borrowings; and

•	less writedowns on investments accounted for under the equity method and other financial assets.

      Loss from companies accounted for under the equity method increased to EUR 355 million in 2002, primarily due to losses of EUR 292 million relating to T-Mobile Netherlands, reflecting the nine-month period during which T-Mobile Netherlands was accounted for as an equity investment. This loss for 2002 also included EUR 171 million relating to the nonscheduled amortization of the T-Mobile Netherlands’ UMTS license, EUR 40 million of goodwill amortization and EUR 81 million relating to T-Mobile’s portion of the losses of T-Mobile Netherlands. In addition, losses from equity investments of T-Mobile USA, Inc. amounted to EUR 173 million during 2002. These losses were partially offset by income related to MTS in the amount of EUR 99 million.

      Loss from companies accounted for under the equity method increased to EUR 204 million in 2001 as compared to 2000, primarily due to EUR 111 million relating to losses of T-Mobile Netherlands and EUR 54 million in amortization of the goodwill recorded for the acquisition of the interest in T-Mobile Netherlands as compared to 2000 combined losses related to T-Mobile Netherlands of EUR 34 million for the three-month period from October through December 2000. Losses from equity investments held by T-Mobile USA, Inc. added losses aggregating EUR 53 million in 2001.

      Net interest expense decreased significantly from 2001 to 2002, primarily due to the conversion of Deutsche Telekom AG loans in the amount of EUR 38 billion and related accrued interest to shareholders’ equity effective December 31, 2001. A redemption premium of EUR 569 million was paid to Deutsche Telekom AG in 2001 relating to this conversion. Net interest expense increased significantly from 2000 to 2001, principally due to loans received from Deutsche Telekom AG and Deutsche Telekom group companies. In addition, EUR 307 million of net interest expense is attributable to the consolidation of T-Mobile USA/ Powertel in 2001 and EUR 18 million of net interest expense is attributable to the consolidation of RadioMobil in 2001.

          Income (Loss) before Taxes

      The loss before taxes at the T-Mobile segment of EUR 23,679 million represented a EUR 17,280 million increase from 2001. This increase was primarily a result of nonscheduled amortization on licenses and goodwill of EUR 20,810 million, primarily relating to T-Mobile USA/ Powertel and T-Mobile UK. The increase of EUR 5,098 million in total revenue, the increase in operating expenses, excluding the effects of the nonscheduled amortization on licenses and goodwill, of EUR 4,705 million, and the decrease in financial expense of EUR 1,780 million, primarily due to the decline in net interest expense of EUR 2,003 million, also affected the change in the net loss.

      Loss before taxes amounted to EUR 6,399 million in 2001, representing an increase of EUR 4,049 million, or 172%, compared to 2000. Of this increase, the first-time consolidation of T-Mobile USA/ Powertel starting in June 2001 accounted for EUR 2,765 million. Depreciation and amortization of the T-Mobile segment increased substantially due to several important factors: goodwill amortization relating to

T-Mobile USA/ Powertel (EUR 882 million); nonscheduled amortization of trademarks acquired with T-Mobile UK and T-Mobile Austria which accompanied T-Mobile’s rebranding campaign (EUR 1,040 million) and the first time inclusion of amortization of UMTS licenses in results for a full year in 2001 (EUR 724 million). These effects were partially offset, however, by substantially increased revenues and by a reduction in subsidies on mobile handsets, advertising costs and commissions for vendors of T-Mobile’s services compared to 2000.

T-Online

      Our T-Online division includes the Internet services activities of our majority-owned subsidiary, T-Online International AG, and the online and print telephone directory advertising activities of our wholly owned subsidiary, DeTeMedien. On January 1, 2003, DeTeMedien’s activities were transferred to our T-Com division. As a consequence, the results of those activities will no longer be reflected in the T-Online division.

      The following table presents selected financial information concerning T-Online.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Internet Services	1,584	1,140	797	38.9%	43.0%
Directory advertising	319	348	367	(8.3)%	(5.2)%
Less intra-segment revenues	(73)	(39)	(36)	87.2%	8.3%

Total revenues	1,830	1,449	1,128	26.3%	28.5%
Less inter-segment revenues	(158)	(111)	(90)	42.3%	23.3%

Net revenues	1,672	1,338	1,038	25.0%	28.9%
Income (loss) before taxes	9	(233)	2,628	103.4%	(108.9)%

Revenues

      The net revenues of the T-Online division (total revenues excluding inter-segment revenues) increased to EUR 1.7 billion in 2002 from EUR 1.3 billion in 2001 and EUR 1.0 billion in 2000. The increase in both net and total revenues in the T-Online division over this period related mainly to growth in the number of Internet access subscribers and, to a smaller degree, an increase in non-access revenues at T-Online International AG.

Components of T-Online Revenues

      The revenues of the T-Online division have been derived principally from Internet services, including access and non-access services, and directory advertising.

          Internet Services Revenues

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Access	1,245	947	666	31.5%	42.2%
Non-access	339	193	131	75.6%	47.3%

Total revenues from Internet services	1,584	1,140	797	38.9%	43.0%
Less intra- and inter-segment revenues	(193)	(113)	(84)	70.7%	34.5%

Net revenues	1,391	1,027	713	35.4%	44.0%

      The T-Online’s division’s access revenues are generated by Internet access fees, such as monthly charges, time-based usage charges and other charges to Internet access subscribers. Access revenues increased in each of 2002 and 2001 as compared to the preceding year. These increases were attributable principally to growth in the number of subscribers, to 12.2 million in 2002 from 10.7 million in 2001 and 7.9 million in 2000, and, to a lesser degree, to changes in service offerings and pricing, which resulted in higher average revenues per user. During 2002, T-Online International AG replaced its narrowband flat rate, offering different service and pricing alternatives based on a combination of fixed (monthly) and variable (data transmission volume-based) rates. By the end of 2002 the number of subscribers using broadband access (T-DSL) was 2.8 million, compared to 1.3 million at the end of 2001.

      Total revenues from non-access activities, such as advertising, increased by approximately EUR 146 million in 2002 and EUR 62 million in 2001, as compared with the previous years. The non-access revenues represented approximately 21.4% of total Internet services revenues for 2002. A substantial portion of total revenues from non-access activities is generated pursuant to a portal advertising agreement between T-Online International AG and Deutsche Telekom AG. Under that agreement, T-Online International AG provides Internet-based links to the Deutsche Telekom AG website. These inter-segment non-access revenues increased to EUR 103 million in 2002 from EUR 66 million in 2001 and EUR 31 million in 2000.

      Revenues generated outside of Germany, mainly by our subsidiaries T-Online France and Ya.com, increased by EUR 44 million, or 46%, in 2002 as compared with 2001, and contributed to 8.8% of the total revenues generated by Internet services in 2002.

          Directory Advertising

Directory Advertising Revenues

	For the year ended December 31,

	2002	2001	2000	2002/01	2001/00

	(millions of euro)			(% change)
Directory advertising	295	322	332	(8.4)%	(3.0)%
Other	24	26	35	(7.7)%	(25.7)%

Total revenues from directory advertising	319	348	367	(8.3)%	(5.2)%

Less intra- and inter-segment revenues	(38)	(36)	(42)	(5.6)%	14.3%

Net revenues	281	312	325	(9.9)%	(4.0)%

      The T-Online division’s directory advertising revenues come principally from the sale of advertising space in telephone and online directories. Revenues from marketing in other media is not currently material, although it is growing. The portion of the revenues that was generated by directory publication has decreased since October 2001.

      The decrease in total revenues of EUR 28 million in 2002 compared with 2001 was in the amount of EUR 36 million a result of the sale of the DeTeMedien publishing house to TVG Verlag on October 1, 2001. This negative influence was partially offset by an increase in revenues of EUR 9 million from directory advertising primarily relating to the online directory.

      Revenues decreased by EUR 19 million in 2001 compared with 2000. This development is attributable in particular to the sale of the DeTeMedien publishing house (EUR 9 million) and to the non-recurrence of income from marketing revenues relating to the equity offerings of Deutsche Telekom AG and T-Online (EUR 5 million) and revenue effects from transfer of the telephone card business to DeTeCard on October 1, 2001 (EUR 6 million).

Income (Loss) before Taxes

      The T-Online division recorded income before taxes of approximately EUR 9 million in 2002, which was attributable primarily to increased revenues resulting from customer growth and improved product pricing. In addition, the division recorded a gain of EUR 27 million from the transfer of its 40% stake in T-Motion plc to T-Mobile International AG. Goods and services purchased as a percentage of revenue decreased in 2002, which contributed to positive income before taxes for 2002. This decrease in costs related mainly to the telecommunications services provided by Deutsche Telekom AG to T-Online International AG, and was caused mainly by the introduction of a new peak load pricing model in April 2002 and the complete abolition of T-Online’s narrowband flat rate. However, losses relating to companies accounted for under the equity method of EUR 119 million, including a writedown of EUR 88 million against the carrying value of an investment in comdirect bank, adversely affected the 2002 results of the T-Online division.

      The T-Online division recorded a loss before taxes of approximately EUR 233 million in 2001, reflecting losses relating to companies accounted for under the equity method of EUR 155 million, including a writedown of EUR 80 million against the carrying value of the investment in comdirect bank.

      The T-Online segment recorded income before taxes of EUR 2.6 billion in 2000, which included dilution gains of EUR 2.7 billion recognized by Deutsche Telekom AG relating to the issuance of T-Online International AG shares during the initial public offering of T-Online International AG, in addition to interest income on the invested cash proceeds received from the initial public offering. The operating results in 2000 were reduced by losses (including depreciation and amortization expenses) incurred in acquired companies (T-Online France and Ya.com), and increased personnel costs.

      Income before taxes for the T-Online division reflects income from our directory advertising business of EUR 106 million in 2002, EUR 114 million in 2001 and EUR 114 million in 2000.

Other Activities

      The following table presents selected financial information concerning our segment “Other Activities.”

	For the year ended December 31,

	2002	2001(1)	2000(1)	2002/2001	2001/2000

	(millions of euro)			(% change)
Net revenues	573	633	431	(9.5)%	46.9%
Inter-segment revenues	3,838	4,481	4,770	(14.3)%	(6.1)%

Total revenues	4,411	5,114	5,201	(13.7)%	(1.7)%
Income (loss) before taxes	(4,454)	352	701	n.m.	(49.8)%

n.m.—	Not meaningful

(1)	Segment information for 2001 and 2000 has been reclassified to conform to 2002 organizational changes among segments.

          Net Revenues

      Net revenues for the segment in 2002 were EUR 573 million, which represented a decrease of approximately EUR 60 million, as compared to 2001. This decrease is primarily attributable to the deconsolidation of revenues previously generated by Deutsche Telekom Gesellschaft fuer Satellitenkommunikation mbH (DeTeSat).

      Net revenues from “Other Activities” amounted to EUR 633 million in 2001, representing an increase of EUR 202 million as compared to 2000. This increase was, among other reasons, a result of increased revenues from our real estate activities.

          Total Revenues

      Total revenues generated by the “Other Activities” segment as of December 31, 2002 totaled EUR 4,411 million compared to EUR 5,114 million at the close of 2001. This drop in total revenue of EUR 703 million is attributable in part to the spin-off of DeTeSat which accounted for approximately EUR 100 million. Also contributing to lower total revenues were cost efficiencies in “Billing Services” that were passed on to the divisions, resulting in a drop in revenues of approximately EUR 300 million for other activities. The remaining decrease in revenues stems from real estate services. There was a drop in demand for these services among the divisions. In addition, this segment handled fewer projects in 2002 than in the previous year.

      Total revenues in 2001 amounted to EUR 5,114 million, representing a decrease of EUR 87 million, as compared to 2000. This decrease is primarily due to reduced revenues in “Billing Services” as cost efficiencies were passed on to other divisions.

          Income (Loss) before Taxes

      Income before taxes of “Other Activities” was significantly influenced in 2002, 2001 and 2000 by unusual or unscheduled factors. The segment generated a loss before taxes of EUR 4,454 million in 2002, as compared with income before taxes of 352 million in 2001. The significant factors contributing to this loss were a EUR 1,408 million increase in interest expense, largely attributable to loans for T-Mobile International AG (EUR 38 billion) that were converted from intergroup loans to equity.

      Other factors contributing to the loss before taxes included losses relating to associated and related companies of EUR 718 million. These losses include a EUR 613 million writedown of the book value of the shares in France Telecom. The total revenues decline in the amount of EUR 703 million, of which EUR 643 million were related to inter-segment revenues, also contributed to the increase in the loss before taxes. In addition, 2002 expenses included approximately EUR 100 million of additional rent expense for real estate leases and approximately EUR 200 million of rebranding costs of the T-Mobile name. Further, EUR 200 million were recorded for provisions for doubtful accounts that relate mainly to the discount for credit risks from the sale of receivables in the T-COM asset backed securitization program. Offsetting these losses were EUR 500 million of gains mainly from the sale of Satelindo and a portion of the shares in T-Online.

      The higher level of pre-tax earnings in 2001 compared with 2002 was attributable in part to gains from the sale of Sprint-FON and Sprint-PCS (EUR 1.9 billion). This amount includes expenses in the amount of EUR 0.1 billion related to this sale.

      Other Activities income before taxes in 2000 was EUR 701 million, as compared with income before taxes of 352 million in 2001. The higher level of pre-tax earnings in 2000 compared with 2001 was attributable primarily to the higher gains on the sale of WIND (EUR 2.3 billion) compared to the sale of Sprint-FON and Sprint-PCS (EUR 1.9 billion) in 2001.

      The establishment of the PSA as a central instrument for the socially responsible placement of staff within our group began in the fourth quarter of 2002. By December 31, 2002, approximately 1,700 employees had been placed in the PSA. Of these, approximately 150 are involved in the administration of the PSA. However, this has not yet affected the results of the “Other Activities” segment as it was established late in the year. The increase in employment compared to the previous year is also based on the creation of the PSA.

      The PSA is expected to play a crucial role in the future. If it is possible to place surplus personnel who have been transferred to the PSA, this will have a positive effect on the further development of the group. Otherwise, this will have considerable negative effects on the segment “Other Activities,” which will partially offset the improvements in the divisions’ productivity in the group’s results.

      At December 31, 2002, Deutsche Telekom AG and the most relevant German real estate related subsidiaries (GMG Generalmietgesellschaft GmbH, DFMG Deutsche Funkturm GmbH and 1. Funkturm KG) had established reserves of EUR 685 million mainly for environmental issues, vacancy of properties, external leases, maintenance and construction and remediation obligations.

LIQUIDITY AND CAPITAL RESOURCES

      The following table provides information regarding our cash flows.

	For the year ended December 31,

	2002	2001	2000

	(millions of euro)
Net cash provided by operating activities	12,463	11,934	10,000
Net cash used for investing activities	(10,040)	(5,365)	(27,706)
Net cash provided by (used for) financing activities	(3,435)	(4,811)	17,863
Effect of foreign exchange rate changes on cash and cash equivalents	(14)	(26)	(29)
Net increase (decrease) in cash and cash equivalents (1)	(1,026)	1,732	128
Cash and cash equivalents, at beginning of year	2,738	1,006	878
Cash and cash equivalents, at end of year	1,712	2,738	1,006

(1)	Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

      Generally, we manage the liquidity and capital resources for our consolidated group centrally. The tables included in this section present a summary of the significant financing and investing events and transactions that have affected our liquidity over the past three years.

Net Cash Provided by Operating Activities

      Net cash provided by operating activities in 2002 amounted to EUR 12.5 billion. This represents an increase of EUR 0.5 billion, or 4.4%, as compared with 2001. This increase is attributable to an increase in cash received from certain derivatives used to hedge our interest rate exposures on debt and improvements in working capital, partially offset by increases in interest paid.

      Although our net loss increased by EUR 21.1 billion, from a net loss of EUR 3.5 billion in 2001 to a net loss of EUR 24.6 billion in 2002, our current year operating results were adversely affected by non-cash depreciation and amortization charges of EUR 36.9 billion, which were EUR 21.7 billion higher than in 2001. In addition, net results for 2002 include gains of EUR 0.5 billion from the sale of our investment in Satelindo and the sale of a portion of our interest in T-Online, as compared with the 2001 gains of EUR 1.9 billion from the sale of our interest in Sprint.

      Net cash provided by operating activities in 2001 amounted to EUR 11.9 billion, representing an increase of EUR 1.9 billion, or 19.3%, as compared with 2000. Contributing to this increase was the receipt of a tax refund in 2001 and improvements in working capital, offset in part by increases in net interest paid.

      Our net results declined to a net loss of EUR 3.5 billion in 2001 from net income of EUR 5.9 billion in 2000. The 2001 operating results were adversely affected by non-cash depreciation and amortization charges of EUR 15.2 billion, which were EUR 2.2 billion higher than in 2000. In addition, net results for 2001 include gains of EUR 1.9 billion from the sale of our interest in Sprint, as compared with gains in 2000 from the sale of our interest in Global One (EUR 2.9 billion) and from the sale of a majority of our ownership interest in our cable companies operating in North Rhine-Westphalia and Hesse (EUR 3.0 billion).

Net Cash Used for Investing Activities

      Our net cash used for investing activities in 2002 amounted to EUR 10.0 billion, representing an increase of EUR 4.6 billion, or 87%, when compared with 2001. The increase in our cash usage was due in part to further cash investments in property, plant and equipment and consolidated companies. Specifically, our T-Systems division invested EUR 4.7 billion to acquire the minority interest in debis Systemhaus, and our T-Mobile division invested EUR 1.7 billion to acquire the remaining interest in Ben. In addition, our 2002 investing activities included lower proceeds from the disposals of short-term investments and marketable securities, offset in part by the proceeds received from sales of a portion of our real estate and sales of our trade receivables as part of the securitization program in our T-Systems division.

      Our net cash used for investing activities in 2001 amounted to EUR 5.4 billion, representing a decrease of EUR 22.3 billion, or 80.6%, as compared with 2000. A substantial amount of this decrease results from the EUR 15.3 billion used in 2000 for the acquisition of intangible assets, primarily UMTS licenses, which was not repeated in 2001. In 2001 our T-Mobile division made cash outlays to acquire T-Mobile USA and Powertel. Also contributing to the reduction in our net cash used for investing activities were the cash proceeds received from the disposals of Sprint, FON and PCS (EUR 3.4 billion) and WIND (EUR2.1 billion, net of withholding tax), and the proceeds received from sales of T-Com trade receivables in connection with its securitization program.

Significant Investing Events

Year Ended	Segment	Event	Amount

			(billions of
			euro)
2002	Other	Sales of real estate	1.3
2002	Other	Sale of shares in T-Online International AG to institutional investors	0.7
2002	T-Systems	Asset-backed securitization transaction	0.3
2002	Other	Sale of interest in Satelindo	0.3
2002	Other	Sale of interest in France Telecom	0.3
2002	T-Mobile	Exercise of call option to acquire 51% of Ben Nederland Holdings B.V.	(1.7)
2002	T-Systems	Acquisition of remaining 49.9% of T-Systems ITS GmbH (formerly debis Systemhaus)	(4.7)

Year Ended	Segment	Event	Amount

			(billions
			of euro)
2001	Other	Sale of interests in Sprint, FON and PCS	3.4
2001	Other	Sale of interest in WIND (net of withholding tax)	2.1
2001	T-Com	Sale of receivables in an asset-backed securitization transaction	1.4
2001	T-Com	Sale of interest in regional cable television company for Baden-Wuerttemberg	0.9
2001	Other	Sale of real estate	0.7
2001	T-Com	Acquisition of interest in Macedonia Telecom (MakTel)	(0.3)
2001	T-Com	Acquisition of interest in Hrvatski Telecom (Croatia)(1)	(0.5)
2001	T-Mobile	Acquisition of interest in RadioMobil	(0.6)
2001	T-Mobile	Acquisition of T-Mobile USA and Powertel(1)	(5.1)

Year Ended	Segment	Event	Amount

			(billions
			of euro)
2000	T-Com	Sale of interest in the regional cable television companies for North Rhine-Westphalia and Hesse	3.0
2000	Other	Sale of interest in Global One	2.9
2000	Other	Sale of logistics center	0.4
2000	T-Com	Acquisition of interest in Slovak Telecom(1)	(1.0)
2000	T-Com	Acquisition of interest in Westel 900 (Media One)	(1.0)
2000	T-Mobile	Acquisition of interest in Ben Nederland Holdings BV	(1.1)
2000	T-Mobile	Acquisition of interest in PTC	(1.1)
2000	T-Com	Acquisition of interest in MATAV	(2.3)
2000	T-Mobile	Initial investment in T-Mobile USA	(5.6)
2000	T-Mobile	Acquisition of UMTS licenses in Germany, UK and Austria	(15.3)

(1)	Represents gross amounts paid or received for entities acquired or sold excluding the effects of cash and cash equivalents held by the entity acquired or sold.

Net Cash Provided by (Used for) Financing Activities

      Net cash used for financing activities amounted to EUR 3.4 billion in 2002. There were net cash inflows of EUR 11.7 billion from the increase in debt compared with EUR 13.9 billion in 2001. In May 2002, we issued EUR 2.5 billion principal 5-year bonds, EUR 2.0 billion principal 10-year bonds, and USD 0.5 billion (EUR 476 million) principal 30-year bonds. The issuances of this medium and long-term debt were used to refinance bank debt. The payment of dividends in respect of 2001 resulted in an outflow of cash and cash equivalents of EUR 1.6 billion as compared to EUR 1.9 billion in 2000.

      Net cash used for financing activities in 2001 amounted to EUR 4.8 billion, as compared to net cash provided by financing activities of EUR 17.9 billion in 2000. This development resulted primarily from a net increase in medium and long-term liabilities in 2001. In 2000, cash flow provided by financing activities was significantly influenced by the proceeds from the issuance of multi-currency global bonds in an aggregate amount equivalent to approximately EUR 15.4 billion at that point in time, the proceeds of which were applied primarily to refinance short term indebtedness incurred to finance the acquisition of UMTS licenses. In 2001, we issued EUR 4.5 billion principal 5-year bonds, EUR 3.5 billion principal 10-year bonds, and JPY 160 billion (EUR 1.4 billion) principal 3 to 7-year bonds. New indebtedness incurred during 2001 was used primarily to refinance maturing bonds. Net cash provided by financing activities in 2000 included the proceeds of the initial public offering of T-Online (EUR 3.1 billion) with no equivalent proceeds from similar transactions in 2001. Dividends paid in 2001 remained unchanged from the amounts paid in 2000.

Significant Financing Events

Year Ended	Segment	Event	Amount

			(billions
			of euro)
2002	Other	Net repayments of short-term debt	(10.0)
2002	Other	Issuances of medium and long-term debt	11.7
2002	Other	Repayments of medium and long-term debt	(3.5)
2002	Other	Payment of dividends to Deutsche Telekom AG Shareholders	(1.6)

Year Ended	Segment	Event	Amount

			(billions
			of euro)
2001	Other	Net repayments of short-term debt	(10.3)
2001	Other	Issuances of medium and long-term debt	13.9
2001	Other	Repayments of medium and long-term debt	(6.6)
2001	Other	Payment of dividends to Deutsche Telekom AG Shareholders	(1.9)

Year Ended	Segment	Event	Amount

			(billions
			of euro)
2000	Other	Net repayments of short-term debt	(0.8)
2000	Other	Issuances of medium and long-term debt	19.7
2000	Other	Repayments of medium and long-term debt	(2.4)
2000	Other	Payment of dividends to Deutsche Telekom AG Shareholders	(1.9)
2000	T-Online	Initial Public Offering of shares in T-Online International AG	3.1

Capital Resources

      The following table summarizes our financial indebtedness at December 31, 2002:

	Payments Due by Period

	Total	2003	2004	2005	2006	2007	thereafter

	(millions of euro)
Bonds and debentures	56,752	8,535	12,320	8,392	4,921	3,610	18,974
Liabilities to banks	6,292	1,341	557	2,582	161	234	1,417

Total	63,044	9,876	12,877	10,974	5,082	3,844	20,391

      At December 31, 2002, the Federal Republic guaranteed EUR 14.5 billion of our liabilities. For further details see “Item 7. Major Shareholders and Related Party Transactions.” For a discussion of funding and treasury policies, see note (29) to our consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

      Our debt position at December 31, 2002, decreased from the 2001 year-end level of EUR 67.0 billion to EUR 63.0 billion. For 2003, we have set as a key objective the continued reduction of our debt position to support our credit standing, address investor concerns about our debt burden and enhance our long-range flexibility and growth.

      In 2002, we decreased our debt position through a combination of factors. Among the major contributors were cash generated from operations (EUR 12.5 billion), real estate disposals (EUR 1.3 billion), the sale of minority shareholdings (EUR 0.6 billion), the sale of shares in T-Online International AG (EUR 0.7 billion) and the sale of receivables under the T-Systems International asset-backed-securitization program (EUR 0.3 billion). These cash flows were partially offset by cash used to purchase the remaining interests in debis Systemhaus (EUR 4.7 billion) and the Dutch mobile telecommunications carrier Ben (EUR 1.7 billion purchase price and EUR 0.3 consolidation of debt) and for the payment of dividends (EUR 1.6 billion). Our debt position was also affected by changes in balance sheet working capital values, in addition to a positive effect of changes in foreign currency exchange rates (EUR 2.4 billion) principally related to the weakening of the U.S. dollar against the euro.

      We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and commercial paper issued in various jurisdictions and in various currencies. Further sources of liquidity are committed credit facilities, consisting of bilateral credit agreements and syndicated loans. Please refer to note (29) to our consolidated financial statements for a discussion of our most significant debt offerings during 2002.

Interest Step-Up Provisions and Credit Ratings

      In March 2002, Moody’s lowered its rating of our senior unsecured debt from A3 to Baal, and further downgraded its rating to Baa3 in January 2003. In April 2002, Standard & Poor’s lowered its rating of our senior unsecured debt from A- to BBB+. The changes in 2002 triggered a step-up of 50 basis points with effect from the first interest payment dates after April 2002 for future interest payments on approximately EUR 23.6 billion of outstanding Deutsche Telekom bonds denominated in various currencies. We estimate that this step-up will result in an increase in our interest expense on these bonds of approximately EUR 118 million per annum.

      In May 2002, we issued bonds with aggregate principal amounts EUR 4.5 billion and USD 0.5 billion. These bonds were issued in three tranches: two euro-denominated tranches — a EUR 2.5 billion principal tranche with a 5-year maturity and a EUR 2.0 billion principal tranche with a 10-year maturity—and a US$ 0.5 billion principal tranche with a 30-year maturity. These bonds also contain step-up provisions that would result in a 50 basis point increase in interest rates in the event of a lowering of our senior unsecured debt ratings below Baa1 by Moody’s and BBB+ by Standard & Poor’s. Further, an event causing an interest step-up for these bonds also would trigger a 50 basis point step-up for the interest on EUR 2.2 billion in medium-term notes we issued in 2002 in different currencies and EUR 2.4 billion we issued from January 2003 to April 7, 2003 in different currencies. With regard to Moody’s downgrade of our senior unsecured debt rating to Baa3 in January 2003, we will be subject to these interest rate step-ups if Standard & Poor’s reduces our debt rating below BBB+. We estimate that such a step-up would result in an increase in our interest expense on these bonds and notes of approximately EUR 47.6 million per annum.

                       Lines of Credit

      At December 31, 2002, we and our subsidiaries had committed credit facilities with banks totaling approximately EUR 22.2 billion, as well as credit facilities on demand of EUR 0.4 billion. The credit facilities include two syndicated loan facilities: one having Deutsche Telekom AG and its Dutch finance subsidiary, Deutsche Telekom International Finance B.V. as borrowers (the “DT loan facility”), in the aggregate amount of EUR 12.0 billion, and one having T-Mobile UK as borrower (the “T-Mobile UK loan facility”) in the aggregate amount of GBP 2.8 billion (EUR 4.2 billion). At December 31, 2002, there were no outstanding borrowings under the DT loan facility but we had EUR 1.5 billion of outstanding commercial paper which reduces our capability to draw borrowings under Tranche A of the DT loan facility. Tranche A of DT loan facility serves as a back-up for our commercial paper program. Under the T-Mobile UK loan facility were GBP 1.3 billion (EUR 2.0 billion) outstanding at December 31, 2002.

      The tranches available under the DT loan facility expire at the following dates and in the following principal amounts:

Tranche name	Maximum amount	Maturity date

Tranche A	EUR 5.0 billion	September 29, 2003
Tranche B	EUR 3.0 billion	October 1, 2003
Tranche C	EUR 2.0 billion	October 1, 2005
Tranche D	EUR 2.0 billion	October 1, 2007

      Tranches available under the T-Mobile UK loan facility expire at the following dates and in the following principal amounts:

Tranche name	Maximum amount	Maturity date

Tranche B	GBP 1.8 billion	October 1, 2005
Tranche C	GBP 1.0 billion	October 1, 2007

      Due to the downgrade of our credit ratings in March 2002 and April 2002, the commitment fee payable under the syndicated loan facilities increased by approximately 2.5 basis points on undrawn amounts per annum, and the interest rate expense on outstanding borrowings increased by 7.5 basis points. Further downgrades will not effect these conditions.

      Also included in our group’s credit facilities are committed lines of credit through multiple bilateral unsecured credit agreements with various banks which are usually on a revolving basis. At December 31,

2002, we had committed lines of credit through these agreements totaling EUR 6.0 billion. The interest and commitment fees payable on these facilities are based upon the terms of each specific contract. Approximately EUR 1.5 billion in aggregate principal amount was outstanding under these agreements at December 31, 2002.

      Our bank loan agreements contain customary provisions relating to defaults and material adverse changes affecting Deutsche Telekom AG and/or the relevant borrower. As a result of these provisions, the non-payment of a significant amount of debt when due or the acceleration of due dates can result in all or part of our bank debt becoming due or make our committed lines of credit unavailable. Our syndicated loan facilities and, at December 31, 2002, EUR 1.0 billion of our bilateral credit agreements each contain a financial covenant that requires us to maintain a ratio of EBITDA to net interest payable, each as defined therein, of 3:1, tested for each twelve month period ending in June and December of each year. EBITDA as defined for purposes of these covenants does not make reference to special effects and is calculated with reference to net interest payable, rather than to net financial income (expense). At December 31, 2002, we were in full compliance with these covenants. The covenants in our bank loan agreements also set conditions for permitted security interests, disposals and certain types of additional borrowings and guarantees. We do not expect that these negative covenants will materially affect our debt reduction plans or our ability to raise capital as needed.

Capital Requirements

      Our funding sources for 2003 consists primarily of cash flows from operations, proceeds from the sale of interests in certain subsidiaries and affiliates, proceeds from the sale or other monetization of other assets (including real estate) and through external financing in the debt market. We cannot, however, offer assurances that we will be able to meet all our cash flow and deleveraging objectives. For further information concerning risks associated with our liquidity management, see “Item 3. Key Information — Risk Factors.”

Capital Expenditures and Investments

      The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Capital expenditures	7,625	10,868	23,536	(29.8)%	(53.8)%
Investments	6,973	6,193	12,830	12.6%	(51.7)%
Proceeds from sales of non-current assets and investments	(3,145)	(5,872)	(8,253)	46.4%	28.9%
Other	(1,413)	(5,824)	407	14.2%	n.m

Net cash used for investing activities	10,040	5,365	27,706	4.7%	(65.1)%

n.m. — not meaningful

Capital Expenditures

      The following table provides information about our capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the year ended December 31,

	2002	2001	2000	2002/2001	2001/2000

	(millions of euro)			(% change)
Intangible assets (excluding goodwill)	873	1,376	15,980	(36.6)%	(91.4)%
Fixed networks	2,609	3,831	2,985	(31.9)%	28.3%
Mobile networks	826	1,692	873	(51.2)%	93.8%
Buildings	177	159	263	11.3%	(39.5)%
Other capital expenditures	3,150	3,810	3,435	(17.3)%	10.9%

Total capital expenditures	7,625	10,868	23,536	(29.8)%	(53.8)%

      The reduction in total capital expenditures in 2002 compared to 2001 reflects the reduction in our capital spending as networks have been completed and reductions made to reduce cash outflows.

      Other capital expenditures included advanced payments and construction in progress that are mainly related to T-Mobile. Capital expenditures in 2001 decreased compared to 2000, mainly attributable to the payment for the acquisition of UMTS licenses in Germany, the United Kingdom and Austria (EUR 15.3 billion) and to the investments in work in progress for mobile networks (EUR 1.2 billion).

      For 2003, we expect to invest between EUR 6.7 and 7.7 billion in intangible assets (excluding goodwill) and property, plant and equipment. The precise amount for our capital expenditures will depend in part on the development of our cash flows in 2003. We are focusing our investments on business activities that we believe have the greatest capital expenditure needs and the best potential for rewarding growth. Accordingly, we expect to make the largest portion of our planned investments in our T-Com and T-Mobile divisions. We are emphasizing the extension of transmission capacity and the T-DSL business, as well as the build-out of our UMTS services in Europe and our networks in the United States. We plan to invest approximately one half of the capital expenditures budget in Germany and the other half outside Germany. We plan to finance this investment through a variety of sources, including cash flows from operations, proceeds from the sale of assets (including real estate) and through external financing in the debt markets.

Investments

      Investments in subsidiaries, associated companies and other financial assets amounted to EUR 7.0 billion in 2002. Investments in fully consolidated companies, which accounted for EUR 6.4 billion, related to the full acquisition of debis Systemhaus (EUR 4.7 billion) and the purchase of Ben Nederland Holding B.V. (EUR 1.7 billion). Investments in associated and related companies and other financial assets amounted to EUR 0.6 billion and related primarily to the joint venture Bild.t-online.de and GSM Facilities.

      Investments in subsidiaries, associated companies and other financial assets amounted to EUR 6.2 billion in 2001. Investments in fully consolidated companies, which accounted for EUR 5.7 billion, related primarily to T-Mobile USA and Powertel, RadioMobil, Hrvatski Telecom and MATAV. Investments in associated and related companies and other financial assets, amounted to EUR 0.5 billion.

      Investments in subsidiaries, associated companies and other financial assets amounted to EUR 12.8 billion in 2000. Investments in fully consolidated companies, which account for EUR 4.3 billion, related primarily to MATAV, Westel 900 and Slovak Telecom. Investments in associated and related companies and other financial assets, which accounted for EUR 8.5 billion, related primarily to the initial investments in T-Mobile USA, PTC and Ben.

Contractual Obligations and Other Commitments

      At December 31, 2002, we had contractual cash obligations for accruals totaling EUR 16.1 billion and liabilities totaling EUR 73.6 billion. In addition, we have other financial obligations for payments to special pension funds, purchase commitments, commitments arising from transactions not yet settled and operating leases.

Financial Indebtedness

      The following table summarizes financial indebtedness recorded in our balance sheet under liabilities as of December 31, 2002:

		Payments Due by Period

		Less than		After
	Total	1 Year	1-5 Years	5 Years

	(millions of euro)
Financial Indebtedness
Bonds and debentures	56,752	8,535	29,243	18,974
Liabilities to banks	6,292	1,341	3,534	1,417

Debt	63,044	9,876	32,777	20,391

Capital lease obligations	543	50	215	278

      For more information regarding our indebtedness refer to “— Liquidity and Capital Resources — Capital Resources” and note (29) to the consolidated financial statements.

      At December 31, 2002, the present value of capital lease obligations amounted to EUR 543 million, primarily for office buildings with varying terms of up to 25 years. The undiscounted value of the obligation was EUR 965 million.

Other Financial Obligations

      Other financial obligations at December 31, 2002, consisted of the following:

	Payments Due by Period

		Less than	After
	Total	1 Year	1 Year

	(millions of euro)
Present value of payments to special pension fund	9,001	831	8,170
Purchase commitments for interest in other companies	826	218	608
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	1,213	1,141	72
Commitments arising from transactions not yet settled	475	364	111
Operating leases	10,050	1,813	8,237

Total other financial obligations	21,565	4,367	17,198

      In accordance with Postreform II, we are required to make payments to our special pension fund for civil servants or its successor. The amounts currently due in each period are recognized as an expense in that period. The present value of such payments calculated using certain life expectancy tables as a basis amounted to EUR 9.0 billion at December 31, 2002, of which EUR 3.8 billion relates to future years of service of the active civil servant staff.

      Purchase commitments for interests in other companies are mainly those of purchase commitments of Deutsche Telekom AG (EUR 490 million). Furthermore, T-Mobile has served notice to exercise its right to acquire additional shares in PTC (EUR 128 million). This exercise is currently the subject of an arbitration proceeding. For more information, refer to “Item 8. Financial Information — Litigation — Securities and Corporate Law-related Proceedings.” In addition, T-Online and T-Mobile have obligations to invest an additional EUR 90 million and EUR 70 million, respectively, in various venture funds.

      Purchase commitments for capital projects in progress including obligations arising from future expenditures, include commitments by each of Deutsche Telekom AG (EUR 567 million), T-Mobile (EUR 413 million) and T-Systems (EUR 139 million) for capital projects.

      During 2002, we sold real estate to a newly established real estate fund for EUR 525 million. In connection with the sale, we have committed to lease back the real estate sold for a period of 15 years. We have a “call” right to acquire all the shares of the real estate fund after 10 years and the shareholders of the fund have a “put” right to compel us to acquire all the shares of the real estate fund after 16 years. The call and put prices are based on formulas, determined on the then cash flow multiples generated by the transferred real estate, and adjusted for outstanding mortgage loans at the time of exercise. Based on current market conditions, the undiscounted future put price would be approximately EUR 420 million, net of mortgage loans assumed of approximately EUR 210 million.

      Commitments arising from transactions not yet settled concern pending transactions that are open at the balance sheet date. Primarily, T-Mobile Deutschland has commitments from pending transactions (EUR 354 million). These commitments include stipulated purchase quantities that are not exercised at the balance sheet date, for example the obligation to accept UMTS and 3G equipment or network equipment from Siemens, Nokia and Nortel.

      At December 31, 2002, we had a total of EUR 10.0 billion in total future payment obligations under non-cancelable operating leases over varying terms of up to 25 years.

Guarantees and commitments

      The following table summarizes liabilities arising from warranty agreements and guarantees as of December 31, 2002:

	Amount of Commitment
	expiration by Period

		Less than	After one
	Total	1 Year	year

	(millions of euro )
Liabilities arising from warranty agreements	927	—	927
Guarantees	47	—	47

Total	974	—	974

      Liabilities arising from warranty agreements represent an implicit guarantee in case of the breach of certain provisions of contractual obligations. In March 2002, T-Mobile Deutschland entered into lease financing arrangements whereby certain equipment, mainly GSM infrastructure and software, was leased to several U.S.-based trusts and leased back to T-Mobile Deutschland. Concurrent with entering into these lease arrangements, T-Mobile Deutschland entered into payment undertaking agreements with two counter-parties, whereby the counter-parties agreed to make certain payments to the U.S. trusts on behalf of T-Mobile Deutschland in exchange for an irrevocable payment of EUR 909 million equal to the scheduled rent payable by T-Mobile Deutschland and, if fixed price purchase options in the lease backs are exercised, the exercise prices of these options.

      Guarantees principally represent the commitment to pay unconditionally and irrevocably with primary responsibility any outstanding amount owed by another party. Generally, we issue guarantees in respect of leasing and loan agreements. Further information about these guarantees is included in note (29) to the consolidated financial statements.

      We are a partner in a consortium that has contracted with the Federal Republic of Germany to develop and operate, through a separate operating joint venture company (the “project company”), a toll collection system for the use by certain commercial vehicles of roadways in Germany. Pursuant to this arrangement, we have, along with our partners, Daimler Chrysler Services AG and Cofiroute S.A., guaranteed, on a joint and several basis through the first year of approved operation of the toll collection system, the successful completion and operation of the toll collection system. In the event that the toll collection system is not completed on schedule, or does not operate effectively upon completion, the amount of revenues to be received by the project company pursuant to this arrangement may be significantly reduced, and in the first year, the project company or the consortium, and thereafter only the project company, may be subject to significant penalties as well (not to exceed an aggregate of EUR 150 million during the first year of operation and EUR 100 million per year thereafter). Further, there are no restrictions on the ability of the Federal Republic to recover damages, and we are also obligated, on a joint and several basis, to continue to fund the losses of the project company, including losses as a result of penalties and damages, through the term of this arrangement.

          Other Contingent Obligations

      In July 2000, we acquired a 51% equity interest in the state-owned Slovak Telecom, the leading full-service telecommunications service provider in Slovakia, for a purchase price of EUR 1 billion. Slovak Telecom offers local, long-distance and international telephone services, data communications services, telex and telegraph services, distribution and broadcast radio and television signals and mobile communications services via its majority-owned subsidiary, Eurotel. Pursuant to a Shareholders’ Agreement with the Slovak Republic, we are obligated to make certain additional capital investments in Slovak Telecom (currently up to EUR 1 billion by December 31, 2003, of which EUR 572 million has already been invested in Slovak Telecom and Eurotel). We will continue to make investments in accordance with telecommunications development requirements and taking into account economic growth patterns in the Slovak Republic. The nature and amount of additional investments in 2003 and our overall investment commitment is currently under discussion with representatives from the Slovak Government pursuant to the terms of the Shareholders’ Agreement.

      On May 3, 1999, Western Wireless Corporation (referred to herein as Western Wireless), distributed its entire 80.1% interest in T-Mobile USA’s (formerly VoiceStream) common shares to its stockholders. Prior to this “spin-off,” Western Wireless obtained a favorable ruling from the IRS indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a “prohibited plan,” that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA’s stock. Acquisitions of 50% or more of T-Mobile USA’s stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a “prohibited plan.” T-Mobile USA has agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of such gain that Western Wireless would recognize would be equal to the difference between the fair market value of T-Mobile USA common shares at the time of the spin-off and Western Wireless’ adjusted tax basis in such shares at the time. The estimated range of possible liability, not including interest and penalties, if any, is from zero to $400 million.

CRITICAL ACCOUNTING POLICIES UNDER U.S. GAAP

      The reconciliation of our consolidated financial statements from German GAAP to U.S. GAAP is dependent upon accounting methods, assumptions and estimates that we use as a basis for the preparation of our financial statement amounts under U.S. GAAP. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which we believe are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reconciled U.S. GAAP financial statement amounts.

Recovery of Long-Lived Assets

          Goodwill and Intangible Assets with Indefinite Lives

      At December 31, 2002, our long-lived intangible assets amounted to EUR 61,567 million. We adopted the provisions of SFAS 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002, which did not result in any impairment as of that date. SFAS 142 requires that goodwill and other indefinite lived intangible assets be tested for impairment at least annually using a two-step approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its book value, including goodwill and intangible assets. The determination of fair value of each reporting unit, which requires significant judgment, is generally based on the present value of future cash flows. In the case that the fair value of the reporting unit is less than its book value, a second step is performed, which compares the fair values to the book values of the reporting units’ goodwill and intangible assets. The fair value of goodwill is determined based upon the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. The fair value of indefinite lived intangible assets is determined based on expected discounted future cash flows. If the fair value of goodwill and other indefinite lived intangible assets are less than their book values, the differences are recorded as impairment charges. We performed our annual impairment review in respect of the quarter ended September 30, 2002, and we recorded impairment charges of EUR 14,567 million and EUR 9,923 million relating to goodwill and other indefinite lived intangible assets as a result of these impairment tests.

          Property, Plant and Equipment, and Amortizable Intangible Assets

      We review long-lived assets, including property, plant and equipment and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. Specifically, the estimation of cash flows underlying the fair values of our mobile businesses consider the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which we have limited historical information on customer demand. If the demand for these products and services does not materialize as we expect, we will generate less revenue and cash flows and potential impairment charges to writedown these investments to net realizable value, which could adversely affect our future operating results.

      A continuation of the currently depressed economic conditions in the telecommunications industry within Europe and the United States could result in an increasingly competitive pricing environment due to significant industry over-capacity. Furthermore, weakness in the T-Mobile and T-Systems segments could result in diminished values of recently acquired technologies and licenses or goodwill. Such events could result in reductions of the future estimates of net cash flows to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, adversely affecting our future operating results.

Recovery of Long-Term Investments

      We have made investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed line, Internet and data communications businesses. We also have equity and debt investments that we received as sales consideration in disposals of certain cable and other businesses. At December 31, 2002, the carrying value of our long-term investments was EUR 4,169 million. The most significant investments are PTC in which we own a 49% interest, MTS in which we own a 36.2% interest, and GSM Facilities in which we own a 25.6% interest.

      Of the total carrying value of our financial assets at December 31, 2002, EUR 752 million represent shares in publicly traded companies that are classified as available-for-sale and reflected in the balance sheet at fair value. Changes in the fair value are reported in a separate component of shareholders’ equity. For the remaining investments in financial assets, our accounting policy is to record an impairment of such investments to net realizable value when the decline in fair value below carrying value is deemed to be other than temporary. To the extent that these investments are not publicly traded, fair value is determined based on judgments and estimates of expected future cash flows. In determining if a decline in value is other than temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry, and our ability and intent to hold the investment.

      A prolonged downturn in the telecommunications industry could negatively affect the operations of these investments and their ability to generate future cash flows. This could result in changes to the forecasted cash flows and potential impairment charges, which could adversely affect our future operating results.

Revenue Recognition

          Customer Activation Fees

      Our T-Com and T-Mobile divisions receive certain installation and activation revenues from new customers. We defer the recognition of these revenues (and related costs) and amortize them over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turn-over. If management’s estimates are revised, material differences may result in the amount and timing of Deutsche Telekom’s revenue for any period.

          Long-Term Service Contracts

      Our T-Systems division conducts a significant portion of its business under long-term contracts with customers. We account for certain long-term service contracts using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology used to determine contract progress, the significant estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. We regularly review all estimates involved in such long-term contracts and adjust them as necessary.

Deferred Taxes

      At December 31, 2002, total net deferred tax assets were EUR 336 million. Included in this total are the tax benefits of net operating losses of approximately EUR 8,354 million. These tax loss carryforwards generally do not expire under current German law, except certain amounts attributable to non-German operations, which expire between 2008 and 2022.

      We have recorded a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income.

Pension Accounting

      Our pension obligations for benefits to non-civil servants are generally satisfied by defined benefit plans. Our pension benefit costs for non-civil servants are determined in accordance with actuarial assumptions, which rely on assumptions including discount rates, life expectancies, and to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on our pension cost since the amount of funded plan assets are small in relation to our outstanding pension obligation. Other key assumptions for our pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of our pension obligation. Due to the underfunded status of certain pension plans at their respective measurement dates, a charge, representing the additional minimum liability is recorded net of a related deferred tax benefit in other comprehensive income. During 2002, we recorded an increase of approximately EUR 220 million to our additional minimum pension liability. This increase was mainly attributable to a decrease of the discount rate used in the calculation of our pension liability from 6.00% in 2001 to 5.75% in 2002. In addition, plan assets increased slightly from EUR 405 million at December 31, 2001 to approximately EUR 410 million at December 31, 2002. Our assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our pension benefit costs may be affected materially.

      Our pension plan obligations with respect to civil servant employees and retirees are subject to a special regime that effectively fixes our annual costs at 33% of the pensionable gross remuneration of active civil servants and the notional pensionable gross remuneration of civil servants on leave of absence. The funding of this annual contribution is recognized as a period expense. In accordance with both U.S. and German GAAP, no liability or accrual has been recorded in respect of future payments.

      For further information concerning our pension plan arrangements for civil servants and non-civil servants, please refer to note (27) to our consolidated financial statements and “Item 6. Directors, Senior Management and Employees — Employees and Labor Relations.”

Civil Service Health Insurance Fund

      We are obligated, under Postreform II, to pay for any operating cost shortfalls between the sources of regular income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse, PBeaKK) and benefits paid. The PBeaKK provides healthcare and medical benefits for its members and their relatives, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG. When Postreform II came into effect, the PBeaKK was closed to new members. The insurance premium collected by the PBeaKK may only be increased by the amount by which healthcare costs in Germany rise on average and therefore does not reflect the changing age structure of the PBeaKK. We have accrued the actuarially determined present value of the fund’s future deficit which we have to cover using a discount rate, assumptions about life expectancy and projections for contributions and future increases in general health care costs. Because the calculation of this accrual involves long-term projections over periods of more than 50 years, the present value of the liability is sensitive to small variations in the assumptions used for the calculation.

Other Accruals

      We record an accrual for liabilities when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation claims. These estimates are subject to change as new information becomes available to us, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to our estimates of these loss contingencies may significantly affect future operating results.

RECONCILING DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

      Our results are reported under German GAAP and differ from our results when reconciled to U.S. GAAP, as summarized below. A more detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our consolidated financial statements may be found in notes (40) through (43) to our consolidated financial statements contained in this Annual Report. The differences between German GAAP and U.S. GAAP that have a significant impact on net income (loss) and shareholders’ equity are summarized below. Other differences may arise in future years, resulting from new transactions and/or the adoption of new accounting standards.

Differences in Bases of Long-Lived Assets

          Adjustments to Valuation of Fixed Assets

      Under German GAAP, we previously recorded nonscheduled depreciation of fixed assets primarily relating to our real estate holdings. This nonscheduled depreciation was not required under U.S. GAAP for real estate classified as held and used. This results in a difference in the carrying basis of land and buildings between U.S. GAAP and German GAAP. This basis difference results in higher depreciation expense to be recorded under U.S. GAAP than under German GAAP. In addition, these basis differences will affect the gains or losses to be recognized upon sale of real estate, to the extent these differences in carrying values relate to assets sold.

          Real Estate Sale and Leaseback

      We entered into a series of sale and leaseback transactions with respect to certain of our real estate holdings. These leasebacks generally qualify as off-balance sheet operating leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to our continuing involvement. This results in interest expense and the continuation of depreciation expense for U.S. GAAP, as compared with gains/losses on sales of real estate and rent expense for German GAAP.

          Differences in Valuations of Goodwill and Other Assets

      The differences between German GAAP and U.S. GAAP in the determination of total purchase consideration in purchase business combinations has resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. Purchase price differences between German and U.S. GAAP have been generated from business combinations due to net assets acquired, valuation of shares and stock options issued (including subsidiary shares issued in a business combination), valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated. These differences have resulted in differences in amounts for depreciation and amortization expenses. In 2002, the U.S. GAAP accounting for goodwill and indefinite lived intangible assets changed, resulting in these intangibles no longer being amortized, but rather subject to an annual impairment test. During the third quarter of 2002, we completed the annual impairment test, resulting in writedowns of goodwill and indefinite lived intangible assets under U.S. GAAP in amounts different than those determined under German GAAP.

          Valuation of Trade Names

      Under German GAAP, we previously recorded a nonscheduled amortization of intangible assets relating to the rebranding of the trade names of acquired subsidiaries to a T-Mobile brand name. This write-off was not recorded for U.S. GAAP purposes, as it did not meet the U.S. GAAP impairment criteria. However, the remaining useful lives were shortened, and the remaining carrying amount was completely amortized during the current year.

          Capitalization and Amortization of Mobile Communication Licenses

      Under German GAAP, we begin to amortize our communication licenses, primarily European UMTS licenses and U.S. mobile communications licenses, upon acquisition and continue to amortize these licenses through their expected period of use. Under U.S. GAAP, amortization begins at the time the network is placed into service. In addition, interest on mobile network construction related to debt is expensed under German GAAP, whereas under U.S. GAAP this interest is capitalized during the period the mobile network is being constructed, and is subsequently amortized over the expected period of use. This results in deferrals of interest and amortization expenses for U.S. GAAP, and a higher carrying basis of our mobile network fixed assets. Once the networks are in place, capitalization of these costs will cease and related costs capitalized will be amortized into income over the remaining expected period of use. The completion of our annual impairment test with respect to the third quarter resulted in nonscheduled amortization of mobile communication licenses under U.S. GAAP in amounts different than those determined under German GAAP.

Differences in Equity Transactions by Our Subsidiaries

          Effects of Dilution Gains

      Transactions conducted by our consolidated subsidiaries or associated companies, using their common equity as currency, directly result in a reduction of our ownership percentage. Under German GAAP, we recognize “dilution gains” from share issuances by subsidiary or associated companies for cash, but do not recognize gains for shares issued in non-cash transactions (for example, as consideration for a business acquisition). Under U.S. GAAP, we recognize dilution gains both for cash and non-cash transactions.

Differences in Revenue Recognition

          Deferred Income

      Under German GAAP, we recognize revenues in the period when earned by the delivery of goods or the rendering of services. Under U.S. GAAP, we defer certain activation and one-time fees and related direct costs (to the extent of revenues deferred), and amortize these revenues and expenses over the expected duration of our customer relationship. We expense any excess costs as customer acquisition expense. Additionally, we defer revenues on certain other contracts under U.S. GAAP, and amortize these revenues over their contract lives.

Differences in Income Taxes

          Deferred Taxes

      Under German GAAP, deferred taxes have not been recognized for temporary differences that arose during tax-free periods, and temporary differences that are not expected to reverse in the foreseeable future. Under U.S. GAAP, deferred taxes generally are recognized for all temporary differences, including temporary differences during tax-free periods. In addition, in contrast to German GAAP, U.S. GAAP requires the recognition of deferred taxes attributable to net operating losses.

      As a result of the implementation of SFAS No. 142 in 2002, a number of major wireless carriers in the United States have concluded that the U.S. Federal Communications Commission (“FCC”) wireless spectrum licenses should be considered to be intangible assets with indefinite lives. The classification of our FCC licenses to intangible assets with indefinite lives resulted in the cessation of scheduled amortization of these licenses, effective January 1, 2002. This cessation of amortization affected our assessment as to future realization of deferred tax assets for tax loss carryforwards, resulting in the establishment of a valuation allowance of approximately EUR 4.3 billion during the first quarter of 2002. This negative impact was offset during the third quarter of 2002 by a reduction in the deferred tax liabilities related to the nonscheduled amortization of our mobile communication licenses. Further, we recorded additional deferred tax benefits relating to the recognition of tax deductible goodwill during the fourth quarter of 2002.

Other Differences

      In addition to the tax effects of the adjustments for differences between German GAAP and U.S. GAAP described in this section, other differences in our financial results between German GAAP and U.S. GAAP consist primarily of the accounting for capitalization of internally developed software, unrealized gains on marketable securities, deferral of gains on divestitures, asset-backed securitizations, derivatives and investments in equity investees, which historically are recurring differences.

NEW U.S. GAAP ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset’s useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. We are required and plan to adopt the provisions of SFAS No. 143, effective January 1, 2003. To accomplish this, we must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require us to gather market information and develop cash flow models. Additionally, we will be required to develop processes to track and monitor these obligations. We are assessing the impact that the implementation of this standard will have on our results of operations, financial position and cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), which replaces Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The types of costs affected by this Standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized only when the liability is irrevocably incurred (rather than at the date of management’s commitment to an exit or disposal plan). The recognized liability is to be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our results of operations, financial position and cash flows.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 clarifies and expands the disclosure requirements related to guarantees and product warranties, and requires a guarantor to recognize a liability for the fair value of the obligation it assumes under that guarantee. We have adopted the disclosure requirements applicable to financial statements for periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 to have a material impact on our results of operations, financial position and cash flows.

      In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” The Issue addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. We are required and plan to adopt the provisions of EITF 00-21, effective July 1, 2003. To accomplish this, we must identify and determine the fair value of the component deliverables. The determination of fair values in our mobile and systems business is complex, as some of the components are price sensitive and volatile in a competitive marketplace. Additionally, we will be required to develop processes to update the relative fair values based upon competitive market conditions. We are assessing the impact that the implementation of this standard will have on our results of operations, financial position and cash flows.

      In January 2003, the FASB issued Interpretation No. (“FIN 46”), Consolidation of Variable Interest Entities (“VIEs”). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (“SPEs”). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE’s assets and liabilities). We have adopted Interpretation’s disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. We plan to adopt the initial and transitional consolidation provisions of FIN 46 on February 1 and July 1, 2003, respectively. To accomplish this, we must identify all VIEs, if any, and determine the expected loss and expected residual returns associated with our variable interests. The determination of expected losses and expected residual returns is complex and will require us to develop cash flow models. We do not expect the adoption of FIN 46 to have a material impact on our results of operations, financial position and cash flows.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”), which amends SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Pursuant to SFAS No. 123, we have elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for our stock-based compensation plans. Refer to notes (26) and (41) to the consolidated financial statements for discussion of the effect on net income (loss) and other related disclosures had we accounted for these plans under SFAS No. 123, “Accounting for Stock-Based Compensation.”

New Rules Adopted in 2002:

      During the first quarter of 2002, we adopted the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). The new standard superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS No. 121”). SFAS No. 144 retained the requirement of SFAS No. 121 to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill no longer is required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be disposed of other than by sale be considered held and used until it is disposed of, requiring the depreciable life to be adjusted as an accounting change. For all long-lived assets to be disposed of by sale, SFAS No. 144 requires that the assets be recorded at the lower of their carrying amount or fair value less cost to sell, and that any remaining depreciation and amortization of these assets cease. Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The statement also broadens the definition of a discontinued operation to include a component of an entity. Upon the adoption of SFAS No. 144, we recorded an asset impairment charge of approximately EUR 50 million for U.S. GAAP purposes during the first quarter of 2002.

NEW GERMAN ACCOUNTING STANDARDS (GAS)

      The following new German accounting standards became effective in 2003:

GAS 10	Deferred Taxes in Consolidated Financial Statements
GAS 11	Related Party Disclosures
GAS 12	Non-current Intangible Assets
GAS 13	Consistency Principle and Correction of Errors

      GAS 10 “Deferred Taxes in consolidated financial statements” sets out the procedures for accounting for deferred taxes in consolidated financial statements. Deferred taxes should be recognized on timing differences relating to items dealt with through the profit and loss account and which, on reversal in future periods, are expected to result in tax expenses and tax reductions. Quasi-permanent differences should also be treated as timing differences. A deferred tax asset should be recognized on tax loss carryforwards and tax credits to the extent that it is sufficiently probable that the tax benefits from the tax loss carryforwards can be recovered. We have not yet decided if we will adopt GAS 10 during 2003. However, the adoption of GAS 10 during 2003 would result in a substantial increase in our deferred tax assets and stockholders’ equity.

      GAS 11 “Related Party Disclosures” requires capital market oriented parent enterprises (kapitalmarktorientiere Gesellschaften) to report on relationships with related parties. Related parties are individuals or legal entities which have the ability to control the reporting enterprise (or one of its subsidiaries) or which can exercise, either directly or indirectly, significant influence over the reporting enterprise (or one of its subsidiaries). Significant transactions with related parties should be disclosed in the notes to the consolidated financial statements either as an absolute amount or as a proportion of net sales. Receivables and payables (as well as contingent receivables and payables) and pricing policies should also be disclosed. This standard is effective for financial years beginning after June 30, 2002. Since the adoption of GAS 11 affects disclosure only, the adoption of GAS 11 will not have a material effect on our consolidated financial statements.

      GAS 12 “Non-current Intangible Assets” sets out the rules for the recognition and measurement of non-current intangible assets. An intangible asset purchased for consideration should be measured at cost. If the useful live of an intangible asset is limited in time, the acquisition cost should be amortized systematically over its estimated useful life. A review should be performed at each reporting date to determine whether the intangible asset has suffered an impairment in value. Irrespective of whether the useful life of an intangible asset is limited or not limited in time, an intangible asset should be written down to its fair value if this is lower than the carrying amount. The impairment loss should be reversed if the reasons for the impairment loss no longer exist. This standard is effective for financial years beginning after December 31, 2002. We do not expect that the implementation of GAS 12 will have a material impact on our consolidated financial statements.

      GAS 13 “Consistency Principle and Correction of Errors” stipulates that accounting policies be applied consistently from one period to the next. Departure from the consistency principle is only permissible in justified exceptional circumstances. The effect of a change in accounting policies and in consolidation method should be computed retrospectively. Pro forma disclosures should be presented for the previous years’ figures. This standard is effective for financial years beginning after December 31, 2002. We do not expect that this will have a material effect on our consolidated financial statements.

ITEM 6.     Directors, Senior Management and Employees

GENERAL

      In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Supervisory Board (Aufsichtsrat) and a Management Board (Vorstand). The two Boards are separate, and according to the German Stock Corporation Act, no individual may simultaneously be a member of both Boards. The Management Board is responsible for managing our company and representing us in our dealings with third parties, while the Supervisory Board appoints and removes the members of the Management Board and generally oversees the management of our company but is not permitted to make management decisions. The official auditor is appointed by the shareholders of the company and is engaged by the Supervisory Board.

      Both the members of the Management Board and the members of the Supervisory Board owe a duty of loyalty and care to us. In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent businessman. Our interests are deemed to include the interests of the shareholders, the interests of the work force and, to some extent, the common interest, and both the Management Board and the Supervisory Board must take all these interests into account when taking actions or decisions. Although there is no explicit obligation to act solely in the interests of shareholders, the Management Board is required to respect their rights to equal treatment and equal information.

      The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning including any deviation of actual development from formerly reported goals. The Supervisory Board is also entitled to request special reports at any time. Under German law, the Management Board is required to ensure appropriate risk management within our company and to establish an internal monitoring system.

      Pursuant to our Articles of Association, the rules of procedure for the Supervisory Board have to contain a provision that the Management Board must obtain the consent of the Supervisory Board for certain actions, including decisions or measures which fundamentally change the assets, financial, earnings or risk situation of the enterprise and measures concerning the corporate structure, acquisitions or dispositions of equity investments above a limit to be determined by the Supervisory Board. In addition, under the German Stock Corporation Act, the Supervisory Board is authorized to subject other actions of the Management Board to its consent.

      Under German law, shareholders, like other persons, are prohibited from using their influence on Deutsche Telekom to cause a member of the Management Board or the Supervisory Board to act in a way that is harmful to Deutsche Telekom. A controlling enterprise may not cause us to take measures disadvantageous to us unless any resulting disadvantage is compensated. An individual shareholder or any other person exerting influence on us to cause a member of the Management Board or of the Supervisory Board or holders of special proxies (Prokuristen or Handlungsbevollmaechtigte) to act in a way that is unfavorable to us or our shareholders is liable for damages to Deutsche Telekom and its shareholders. Board members who have neglected their duties in taking the actions are likewise jointly and severally liable for damages.

      As a general rule, under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to us. As a general rule under German law, only we have the right to claim damages from the members of the two boards. We may only waive such damages or settle such claims if at least three years have passed and if the shareholders so approve at a shareholders’ meeting with a simple majority of the votes, provided that the opposing shareholders do not hold, in the aggregate, one tenth or more of our nominal share capital and do not formally express their opposition at the shareholders’ meeting by having their opposition noted in the minutes of the meeting maintained by a German notary (Notar).

SUPERVISORY BOARD

      In accordance with the German Stock Corporation Act (Aktiengesetz) and the Co-Determination Act of 1976 (Mitbestimmungsgesetz), our Supervisory Board consists of twenty members, ten of whom represent the shareholders and ten of whom represent the employees. Members of the Supervisory Board may be elected for a term of up to five years. Re-election is permitted.

      The Supervisory Board members representing the shareholders are elected at the General Meeting of the shareholders. The first election of shareholder representatives to the Supervisory Board took place at the shareholders’ meeting in July 1996. The present shareholder representatives were elected at the shareholders’ meeting in May 2001, except that two members resigned prior to the end of their terms and two new shareholder representatives have been appointed by a local court to replace them pursuant to section 104 of the German Stock Corporation Act. In general, the terms of office of the shareholder representatives expire at the end of the shareholders’ meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member’s commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose. The next general election of all of the shareholders’ representatives on the Supervisory Board will take place at the shareholders’ meeting in 2006.

      Supervisory Board members representing employees were last elected on November 6, 2002, by the employees in accordance with the provisions of the Co-Determination Act of 1976. In this election procedure, employees elect ten representatives made up of workers, regular employees, senior management employees and three union representatives. The terms of office of the employee representatives on the Supervisory Board expire at the end of the shareholders’ meeting in 2007. Under the law that governed our conversion to a stock corporation, civil servants, who are not covered by the Co-Determination Act, are included in these groups of employee representatives according to their occupations for purposes of these elections.

      A member of the Supervisory Board elected by the shareholders may be removed by a shareholders’ resolution by simple majority of the votes cast. A member of the Supervisory Board elected by the employees may be removed by a majority of at least three quarters of the votes cast by the relevant class of employees.

      The Supervisory Board must meet at least twice every six months. To achieve a quorum, at least ten of the members of the Supervisory Board must be present or cast their votes in writing. Except in situations in which a different majority is required by law, such as the appointment of Management Board members and the election of the Chairman and Co-Chairman of the Supervisory Board, the Supervisory Board takes decisions by simple majority of the votes cast. If, in the event of a deadlock, a second vote again results in a tie, the chairman of the Supervisory Board can cast a deciding vote.

Members of the Supervisory Board of Deutsche Telekom

      The members of our Supervisory Board during 2002, the years in which they were appointed, the months in which their current terms expire and their principle occupations were as follows:

Dr. Hans-Dietrich Winkhaus Chairman (until March 14, 2003)	Member since: Expiration of Current Term: Principal Occupation:	1999 May 2006 Member of the Shareholders’ Committee of Henkel KGaA, Duesseldorf
Supervisory Board
	Memberships/ Directorships:	ERGO Versicherungsgruppe AG, Duesseldorf Degussa AG, Duesseldorf Deutsche Lufthansa AG, Cologne Schwarz Pharma AG, Monheim, Chairman of the Supervisory Board BMW AG, Munich

Ruediger Schulze	Member since:	1999
Vice Chairman	Expiration of Current Term:	May 2007
	Principal Occupation:	Chairman of Division 9 “Telecommunication, Information Technology and Data Processing” of the Union ver.di, Berlin
Supervisory Board
	Memberships/ Directorships:	T-Mobile Deutschland GmbH, Bonn (previously DeTeMobil Deutsche Telekom MobilNet GmbH, Bonn), Vice Chairman of Supervisory Board

Gert Becker	Member since:	1995
	Expiration of Current Term:	May 2006
	Principal Occupation:	Former Chairman of the Management Board of Degussa AG, Duesseldorf
Supervisory Board
	Memberships/ Directorships:	ALCAN Deutschland GmbH, Eschborn (until 2002) Bankhaus Metzler KGaA, Frankfurt/Main, Chairman of the Supervisory Board Bilfinger + Berger Bau AG, Mannheim, Chairman of the Supervisory Board

Josef Falbisoner	Member since:	1997
	Expiration of Current Term:	May 2007
	Principal Occupation:	Chairman of the Bavarian District of the Union ver.di
Supervisory Board
	Memberships/ Directorships:	PSD-Bank, Munich, Augsburg office

Dr. Hubertus von Gruenberg	Member since:	2000
	Expiration of Current Term:	May 2006
	Principal Occupation:	Serves as member on several Supervisory Boards
Supervisory Board
	Memberships/ Directorships:	Allianz-Versicherungs AG, Munich Continental AG, Hannover MAN AG, Munich SAI Automotive, Frankfurt/Main Schindler Holding AG, Hergiswil/ Switzerland, Administrative Board

Dr. sc. techn. Dieter Hundt	Member since:	1995
	Expiration of Current Term:	May 2006
	Principal Occupation:	Managing Shareholder of Allgaier Werke GmbH, Uhingen and President of the National Union of German Employers Associations, Berlin
Supervisory Board
Memberships/ Directorships:	EvoBus GmbH, Stuttgart
Stauferkreis Beteiligungs-AG, Goeppingen, Chairman of the Supervisory Board
Stuttgarter Hofbraeu AG, Stuttgart
Stuttgarter Hofbraeu Immobilien Verwaltungs-AG, Stuttgart, Chairman of the Supervisory Board Landesbank Baden-Wuerttemberg, Stuttgart, Administrative Board

Waltraud Litzenberger	Member since:	1999
	Expiration of Current Term:	May 2007
	Principal Occupation:	Member of the Works Council of Deutsche Telekom AG, Eschborn branch office
Supervisory Board
	Memberships/ Directorships:	PSD-Bank e.G., Koblenz

Michael Loeffler	Member since:	1995
	Expiration of Current Term:	May 2007
	Principal Occupation:	Member of the Works Council of Deutsche Telekom AG, Dresden branch office
Supervisory Board
	Memberships/ Directorships:	None

Hans W. Reich	Member since:	1999
	Expiration of Current Term:	May 2006
	Principal Occupation:	Speaker of the Management Board, Kreditanstalt fuer Wiederaufbau (KfW), Frankfurt/Main
Supervisory Board
Memberships/ Directorships:	Aareal Bank AG, Wiesbaden
ALSTOM GmbH, Frankfurt/Main
HUK-COBURG
Haftpflicht-Unterstuetzungs-Kasse kraftfahrender Beamter Deutschlands a.G., Coburg
HUK-COBURG Holding AG, Coburg
IKB Deutsche Industriebank AG, Duesseldorf
RAG AG, Essen Thyssen Krupp Steel AG, Duisburg
DePfa Bank plc., Dublin

Wolfgang Schmitt	Member since:	1997
	Expiration of Current Term:	May 2007
	Principal Occupation:	Head of Deutsche Telekom AG’s Regional Directorate, South-Western District, Stuttgart
Supervisory Board
	Memberships/ Directorships:	PSD-Bank, RheinNeckarSaar e.G.

Prof. Dr. Helmut Sihler	Member since:	1996
	Expiration of Current Term:	May 2006
	Principal Occupation:	Vice Chairman of the Administrative Board, Novartis AG, Basel Chairman of the Management Board of Deutsche Telekom AG (from July 2002 until November 2002)
Supervisory Board
	Memberships/ Directorships:	Dr. Ing. h.c. F. Porsche AG, Stuttgart, Chairman of the Supervisory Board max.mobil Telekommunikations Service GmbH, Vienna (until 2002)
Novartis AG, Basel, Vice Chairman of the Administrative Board

Michael Sommer	Member since	2000
	Expiration of Current Term:	May 2007
	Principal Occupation:	President of the Trade Union Council — Germany, Berlin
Supervisory Board
	Memberships/ Directorships:	BHW Bausparkasse, Hameln Postbank, Bonn, Vice Chairman of the Supervisory Board T-Systems International GmbH, Bonn, Vice Chairman of the Supervisory Board

Ursula Steinke	Member since:	1995
	Expiration of Current Term:	May 2007
	Principal Occupation:	Chairwoman of the Works Council at DeTeCSM Northern District Service and Computer Center, Kiel
Supervisory Board
	Memberships/ Directorships:	None

Prof. Dr. h.c. Dieter Stolte	Member since:	1995
	Expiration of Current Term:	May 2006
	Principal Occupation:	Editor in Chief of “WELT” and “Berliner Morgenpost,” Berlin
Supervisory Board Memberships/ Directorships:	Bavaria Film- und Fernsehstudios GmbH, Munich/ Geiselgasteig, Chairman of the Supervisory Board (until 2002)
Out of home Media AG, Cologne
ZDF Enterprises GmbH, Mainz, Chairman of the Supervisory Board
Sportrechte- und Marketing-Agentur GmbH, Munich, Chairman of the Supervisory Board (until 2002)

Bernhard Walter	Member since:	1999
	Expiration of Current Term:	May 2006
	Principal Occupation:	Dresdner Bank AG
Supervisory Board
Memberships/ Directorships:	Bilfinger + Berger Bau AG, Mannheim DaimlerChrysler AG, Stuttgart
Henkel KGaA, Duesseldorf
mg technologies ag, Frankfurt/Main
Staatliche Porzellan-Manufaktur Meissen GmbH, Meissen Thyssen Krupp AG, Duesseldorf Wintershall AG, Kassel
Joint Stock Company “Sibirsko-Uralskaya Neftegazohimicheskaya Companiya” (AK “Sibur”), Moscow, until March 2003

Wilhelm Wegner	Member since:	1996
	Expiration of Current Term:	May 2007
	Principal Occupation:	Chairman of the Central Works Council at Deutsche Telekom AG, Bonn
Supervisory Board
	Memberships/ Directorships:	VPV Allgemeine Versicherungs-AG, Cologne VPV Holding AG, Stuttgart Vereinigte Postversicherung VVaG, Stuttgart PSD Bank Duesseldorf e.G.

      The following persons were appointed to our Supervisory Board in 2002 and 2003:

Monika Brandl	Member since:	November 2002
	Expiration of Current Term:	May 2007
	Principal Occupation:	Member of the Central Works Council at Deutsche Telekom AG, Bonn
Supervisory Board
	Memberships/ Directorships:	None

Lothar Holzwarth	Member since:	November 2002
	Expiration of Current Term:	May 2007
	Principal Occupation:	Chairman of the Works Council of Deutsche Telekom AG, branch office South-Western, Stuttgart
Supervisory Board
	Memberships/ Directorships:	PSD Bank RheinNeckarSaar e.G., Chairman of the Supervisory Board

Dr. Manfred Overhaus	Member since:	November 2002
	Expiration of Current Term:	May 2006
	Principal Occupation:	State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
Supervisory Board
	Memberships/ Directorships:	Deutsche Bahn AG, Berlin (until 2002) Deutsche Post AG, Bonn

Dr. Klaus Zumwinkel	Member since:	March 2003
Chairman (since March 14,	Expiration of Current Term:	May 2006
2003)	Principal Occupation:	Chairman of the Board of Management of Deutsche Post AG, Bonn
Supervisory Board
Memberships/ Directorships:	Deutsche Lufthansa AG, Cologne
Tchibo Holding AG, Hamburg
Allianz Versicherungs-AG, Munich
C.V. International Post Corp. U.A. Amsterdam, Board of IPC, stellv. Vorsitzender Konzernmandate der Deutschen Post AG:

      The following individuals resigned from our Supervisory Board in 2002 and 2003:

Rainer Koch	Member since:	2000
	Resigned:	May 2002
	Principal Occupation:	Chairman of the Central Works Council of
DeTeImmobilien, Deutsche Telekom
Immobilien und Service GmbH, Muenster
Supervisory Board
	Memberships/ Directorships:	GMG Generalmietgesellschaft mbH,
Muenster (until 2002)
DeTeImmobilien und Service GmbH,
Muenster

Dr. h.c. Andre Leysen	Member since:	1995
	Resigned:	February 2003
	Principal Occupation:	Honorary Chairman of the Administrative
Board of GEVAERT N.V., Mortsel/
Antwerp, Belgium
Supervisory Board
	Memberships/ Directorships:	Agfa-Gevaert AG, Leverkusen, Chairman of
the Supervisory Board (until 2002)
Bayer AG, Leverkusen (until 2002)
E.ON AG, Duesseldorf
Schenker AG, Essen
Agfa-Gevaert N.V. Mortsel/ Antwerp,
Chairman of the Administrative Board
(until 2002)

Rainer Roell	Member since:	1998
	Resigned	May 2002
	Principal Occupation:	Vice Chairman of the Central Works
Council at Deutsche Telekom AG, Bonn
Supervisory Board
	Memberships/ Directorships:	None

Prof. Dr. Heribert Zitzelsberger	Member since:	1999
	Resigned	November 2002
	Principal Occupation:	State Secretary in the Federal Ministry of Finance
Finance (Bundesministerium der Finanzen)
	Supervisory Board Memberships/ Directorships:	None

      Each of Mr. Gert Becker, Prof. Helmut Sihler and Dr. Hans-Dietrich Winkhaus, has informed us that they plan to resign from the Supervisory Board with effect from the end of our shareholders’ meeting on May 20, 2003. The Supervisory Board therefore will recommend that the following nominees be elected to the Supervisory Board at the shareholder’s meeting on May 20, 2003 as shareholder representatives for terms ending in May 2008:

      Dr. Hans-Juergen Schinzler, Ottobrunn, Chairman of the Board of Management of Münchener Rüchversicherungs-Gesellschaft,

      Dr. Wendelin Wiedeking, Bietigheim-Bissingen, Chairman of the Board of Management of Dr. Ing, h.c.F. Porsche AG, and

      Dr. Klaus G. Schlede, Carabietta/Switzerland, Chairman of the Supervisory Board of Deutsche Lufthansa AG.

      Deutsche Post AG and Kreditanstalt fuer Wiederaufbau (KfW) are both majority-owned by our largest shareholder, the Federal Republic of Germany. The Federal Ministry of Finance is a ministry of the Federal Republic of Germany. Among our current Supervisory Board members, Ms. Brandl, Mr. Holzwarth, Ms. Litzenberger, Mr. Loeffler, Mr. Schmitt, Ms. Steinke and Mr. Wegner are all employees of Deutsche Telekom group companies.

      The shareholder representatives currently on our Supervisory Board are Mr. Winkhaus, Mr. Becker, Mr. von Gruenberg, Dr. Hundt, Dr. Overhaus, Mr. Reich, Dr. Sihler, Dr. Stolte, Mr. Walter and Dr. Zumwinkel.

      The Supervisory Board maintains the following committees:

•	The Executive Committee (Praesidialausschuss) is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the Management Board. In particular, the committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the Executive Committee are Dr. Hans-Dietrich Winkhaus (Chairman, until March 14, 2003); Dr. Klaus Zumwinkel (Chairman, since March 14, 2003), Dr. Andre Leysen (until February 20, 2003), Dr. Manfred Overhaus (since February 21, 2003), Ruediger Schulze and Wilhelm Wegner.

•	The Finance and Audit Committee (Finanz- und Pruefungsausschuss / Audit Committee) is responsible for reviewing and consulting on complex finance and business matters concerning the company. Those matters are delegated by the Chairman of the Supervisory Board or the Supervisory Board itself to the Finance and Audit Committee. The Finance and Audit Committee is the former Committee for Special Matters, which was renamed in May 2002. The Finance and Audit Committee handles issues of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditor, the determination of auditing focal points and the fee agreement following the German Corporate Governance Code and, with effect from November 2002, matters that the audit committee of a New York Stock Exchange-listed foreign private issuer takes direction of under U.S. law. In addition, the Finance and Audit Committee also reviews our annual report during a meeting with our auditors in preparation for the Supervisory Board’s annual meeting on the approval of the Company’s financial statements in accordance with section 171 of the German Stock Corporation Act. The members of the Finance and Audit Committee at December 31, 2002, were Dr. Hans-Dietrich Winkhaus (Chairman), Wolfgang Schmitt, Ruediger Schulze, Bernhard Walter, Wilhelm Wegner and Dr. Manfred Overhaus. For information concerning the relationships that the members of the Finance and Audit Committee have with us, see “Members of the Supervisory Board of Deutsche Telekom.”

      In addition to the two committees mentioned above, the Supervisory Board has formed a mediation committee and a personnel committee.

      Each of the committees of the Supervisory Board has an equal number of shareholder representatives and employee representatives. The chairman of the Supervisory Board also serves as chairman of the Executive Committee. The chairman has the deciding vote in case of tie in the Executive Committee. The chairman of the Finance and Audit Committee is a representative of the shareholders. The chairman of the personnel committee is a representative of the employees.

MANAGEMENT BOARD

      Pursuant to our Articles of Association, the Supervisory Board determines the size of the Management Board, subject to the requirement that the Management Board must have at least two members. Since January 16, 2003, our Management Board has seven members. The Supervisory Board may appoint a chairman of the Management Board as well as a deputy chairman. The Supervisory Board appoints the members of the Management Board for a term of up to five years and they may be re-appointed or have their term extended for one or more terms of up to five years. Under certain circumstances, such as a material breach of duty or a bona fide vote of no confidence by the shareholders, the Supervisory Board may remove a member of the Management Board prior to the expiration of the five-year term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and our company. The Management Board takes action by simple majority unless otherwise provided by law, as in the case of a vote on the adoption of Rules of Procedure. In the event of a deadlock, the Management Board member in whose area of responsibility the resolution falls has a deciding vote. If the resolution falls in an area that is not allocated to a Management Board member, the vote of the chairman of the Management Board decides in case of a deadlock.

Members of the Management Board of Deutsche Telekom

      The name, age, term of office, current position and business experience of the members of our Management Board in 2002 are set forth below. The current members of the Management Board may be reached at our registered address.

      Kai-Uwe Ricke, born in 1961, was appointed chairman of the Board of Management of Deutsche Telekom AG with effect from November 15, 2002. Following an apprenticeship at a bank and studies at the European Business School in Schloss Reichartshausen, Germany, Mr. Ricke started his career as assistant to the Management Board chairman of Bertelsmann AG in Guetersloh. He then took up the position as head of Sales and Marketing of its Swedish subsidiary Scandinavian Music Club AG in Malmoe, Sweden. From 1990 to June 1995, Mr. Ricke was CEO of Talkline and Talkline PS Phone Service in Elmshorn, Germany. From July 1995, he acted as that company’s chairman and CEO. In January 1998, Mr. Ricke left Talkline and took over as chairman of the Board of Management of DeTeMobil Deutsche Telekom Mobilnet (today T-Mobile Deutschland GmbH). In February 2000, Mr. Ricke was appointed chairman of the newly founded T-Mobile International AG, where Deutsche Telekom consolidated its principal mobile communications activities. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. As Chief Operating Officer, he was responsible for Deutsche Telekom’s mobile and online businesses.

      Expiration of current term: November 14, 2007

      Other board memberships outside Deutsche Telekom: none

      Josef Brauner, born in 1950, has been Chairman and CEO of T-Com since February 1, 2003. From May 1, 2001, through January 2003 he was head of CS, which included the divisions T-Com and T-Systems and the operational management of the Networks Infrastructure group and its field organization. He joined Deutsche Telekom in June 1997 as head of the Main Department for Sales and became head of the Sales and Customer Care Division and a member of the Management Board in October 1998. He started his sales career with Avery as the U.S. company’s branch manager for Germany, Austria and Switzerland. Mr. Brauner next joined Sony Deutschland, where he was appointed head of sales in the investment goods division and afterwards became head of that division. In 1988, Mr. Brauner became a member of the Management Board of Sony Deutschland, and in 1993 was appointed chairman of that board. He left Sony in 1997 to join Deutsche Telekom.

      Expiration of current term: September 30, 2003

      Other board memberships outside Deutsche Telekom: none

      Dr. Karl-Gerhard Eick, born in 1954, has been head of the Finance and Controlling Division and a member of the Management Board since January 2000. In November 2002, he was appointed Deputy Chairman of the Management Board. After studying business administration and earning a doctorate, Dr. Eick worked in various positions for BMW AG between 1982 and 1988. From 1989 to 1991, he acted as head of Controlling at WMF AG in Geislingen. In 1991, he became head of the Controlling, Planning and IT Division for the Carl Zeiss group. From 1993 to 1999, he held top management positions with the Haniel group, where he was responsible for the Controlling, Business Administration and IT Division of the strategic management holding company of Franz Haniel & Cie. GmbH.

      Expiration of current term: November 30, 2007

      Other board memberships outside Deutsche Telekom: Dresdner Bank Luxembourg S.A., Supervisory Board

      Thomas Holtrop was born in 1954. After studying psychology in 1981, he embarked on a career with Club Mediterranee Deutschland. After various positions in the tourism and advertising world, he moved to American Express in 1989, where he advanced to become Vice President International Business Partners. In 1996, Mr. Holtrop helped set up BANK 24 AG as General Representative and in 1997 he became a member of the Management Board of Deutsche Bank 24 AG. Mr. Holtrop has been Chairman of the Management Board of T-Online International AG since January 1, 2001. He was appointed to the Management Board of Deutsche Telekom AG on December 1, 2002.

      Expiration of current term: November 30, 2007

      Other board memberships outside Deutsche Telekom: none

      Dr. Heinz Klinkhammer, born in 1946, was appointed head of Deutsche Telekom’s Personnel and Legal Affairs Division and a member of the Management Board in April 1996. Since May 1, 2001, he has been head of Human Resources and from May 1, 2001, until November 30, 2002, he was also head of the department Top Management Staff. Since November 2002 he has been Head of Human Resources and the newly added departments of Organization and Sustainability. Dr. Klinkhammer received a doctorate in law and began his career at the Institute for German and European Labor, Social and Business Law before becoming a Labor Court judge. From 1979 to 1990, he worked at the Ministry of Labor, Health and Social Affairs of the state of North-Rhine/ Westphalia. In 1991, he became Labor Director at Huettenwerke Krupp Mannesmann GmbH and, in 1992, board member of Mannesmannroehren-Werke AG.

      Expiration of current term: March 31, 2006

      Other board memberships outside Deutsche Telekom: Federal Posts and Telecommunications Agency, Administrative Board, Bonn

      The following member of our Management Board joined the Management Board in 2002:

      René Obermann was born in March 1963. He set up the company ABC Telekom in Muenster after completing a business traineeship with BMW AG in Munich between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998, he was chairman of the company’s Management Board. Mr. Obermann was also chairman of the former German Association of Mobile Communication Service Providers in 1995 and 1996. Between April 1998 and March 2000, Mr. Obermann was Managing Director of Sales at T-Mobile Deutschland. From April 2000 until March 2002, Mr. Obermann was CEO of T-Mobile Deutschland. Mr. Obermann became a Member of the management board of T-Mobile International in June 2001, responsible for European Operations. Since December 1 2002, he has been responsible for mobile operations on the Management Board and has served as CEO of T-Mobile International.

      Expiration of current term: November 30, 2007

      Other board memberships outside Deutsche Telekom: none

      The following member of our Management Board was appointed in 2003:

      Konrad F. Reiss, born in 1957, was appointed to the Management Board of Deutsche Telekom AG and became Chairman of the Management Board of T-Systems International GmbH on January 20, 2003. He began his professional career in 1983 at Vereinigte Papierwerke Schickedanz (marketing and sales management), and in 1998 he was a management consultant at Gruber, Titze und Partner. From 1986 until 1993 Mr. Reiss was founder and managing partner of two Management Consultancies (GTP-IIT and TTP-IHRC). After selling both companies to Cap Gemini, Mr. Reiss held various management positions within the Cap Gemini group. Mr. Reiss joined the Management Board of DaimlerChrysler Services AG in 2000, where he was responsible for debis IT-Services (CEO debis Systemhaus). He founded BlueChipBusiness Laboratories in 2001 and was management partner until the end of 2002.

      Expiration of current term: January 19, 2008

      Other board memberships outside Deutsche Telekom: none

      The following members of our Management Board left the Management Board during 2002:

      Jeffrey A. Hedberg, born in 1961, was head of Deutsche Telekom’s International Division and a member of the Management Board from January 1999 until December 31, 2002. Mr. Hedberg, who is a U.S. citizen, joined the TVM/Matuschka group in Munich in 1985, where he was primarily involved in analyzing venture capital projects for companies with international operations. From 1990 to 1992, he worked in the international division of US West, and then as an associate at Coopers & Lybrand in international projects of the globally active telecommunications group. In 1994, Mr. Hedberg joined Swisscom, where he was in charge of international investments as Executive Vice President and member of the company’s senior management.

      End of term of appointment: December 31, 2002

      Other board memberships outside Deutsche Telekom: none

      Dr. Max Hirschberger, born in 1956, was a member of the Management Board from April 11, 2001, until November 30, 2002. Dr. Hirschberger was responsible for the Corporate Affairs Division from May 1, 2001, which combined Legal Affairs, Strategy, Organization, Internal Auditing and Information Management. After having studied law in Regensburg and Lausanne and obtaining a Masters degree at the University of Michigan, Dr. Hirschberger joined the Legal Affairs Department at BMW AG in Munich in 1987. From 1994 he was the head of the Department for Corporate and International Law. He joined Deutsche Telekom in 1997 when he became head of the newly established Deutsche Telekom group office. In this capacity, he was responsible for the support office of the chairman of the Management Board.

      End of term of appointment: November 30, 2002

      Other board memberships outside Deutsche Telekom: none

      Prof. Dr. Helmut Sihler, born in 1930, was chairman of the Management Board from July 17, 2002, until November 14, 2002. He studied in Graz and Vermont, USA, receiving doctorates in philology and law. In 1957, he joined Henkel KGaA in Duesseldorf. From 1980 to 1992, Prof. Sihler was chairman of the Henkel Management Board. From July 1996 until May 2000 he acted as chairman, and since May 2000 he has served as an ordinary member of the Supervisory Board of Deutsche Telekom AG. During the period of his chairmanship of the Management Board in 2002, his Supervisory Board mandate was temporarily suspended. Prof. Sihler is also chairman of the Supervisory Board of Porsche AG in Stuttgart.

      End of term of appointment: November 14, 2002

      Other board memberships outside Deutsche Telekom: Novartis AG, Basel — Vice President of the Administrative Board; Dr. Ing. h. c. F. Porsche AG, Stuttgart — Chairman of the Supervisory Board

      Dr. Ron Sommer, born in 1949, was chairman of the Management Board from May 1995 until July 16, 2002. He received a doctorate in mathematics and began his career with the Nixdorf group, first in New York and then in Paderborn and Paris. In 1980, he became managing director of Sony Deutschland and in 1986 become chairman of the Management Board of Sony Deutschland. In 1990, Dr. Sommer became president and chief operating officer of Sony Corporation of America, and in 1993, he took over the management of Sony Europe in the same capacity.

      End of term of appointment: July 16, 2002

      Other board memberships outside Deutsche Telekom: Muenchner Rueckversicherungs-Gesellschaft AG, Munich

      Gerd Tenzer, born in 1943, was appointed head of the Networks Division in January 1990 and was a member of Deutsche Telekom’s Management Board since January 1995, responsible for Networks, Purchasing, and Environmental Protection. Since May 1, 2001, he was responsible for Production, Technology, Innovation Management, Purchasing and Environmental Protection and in July 2002 he was appointed Deputy Chairman of Deutsche Telekom AG. As a communications engineer, he worked in the telecommunications research department at AEG-Telefunken from 1968 to 1970. In 1970, he joined what was then the Deutsche Bundespost. In 1975, Mr. Tenzer moved to the Federal Ministry of Posts and Telecommunications, where he became head of the Telecommunications Policy Section in 1980. From 1990 to 1994, he was a member of the Management Board of Deutsche Bundespost Telekom.

      End of term of appointment: November 28, 2002

      Other board memberships outside Deutsche Telekom: VDE GmbH, Supervisory Board, Frankfurt; Bonn-Innova GmbH & Co. Venture-Beteiligungs KG, Chairman of the Supervisory Board (from March 2002 until November 2002); SES Global A.A., BoD, Betzdorf, Luxembourg; SES Astra S.A., BoD, Betzdorf, Luxembourg (until December 2002)

COMPENSATION

Supervisory Board Compensation

      The Articles of Association provide for annual compensation of EUR 50,000 for the chairman, EUR 37,500 for the deputy chairman and EUR 25,000 for each remaining member of the Supervisory Board. In addition, members of the Supervisory Board are entitled to reimbursement of actual out-of-pocket expenses and to receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees. The value-added tax payable on this compensation is borne by us. These compensation rules applied for the first time for the 1999 financial year. For Supervisory Board members who served on the board for only part of the year, we paid a fraction of their total compensation based on the number of months they served, rounding up to whole months. The remuneration for members of our Supervisory Board for 2002 amounted to EUR 615,815, inclusive of meeting expenses (and including value-added tax according to article 13 paragraph 3 of the Articles of Association). The remuneration for fiscal year 2002 has been paid out in two steps: the first half in July 2002 and the second half in December 2002.

      None of the members of the Supervisory Board has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Management Board Compensation

      The aggregate remuneration of our Management Board for 2002 amounted to EUR 14,478,818.28. This amount includes cash payments and reserves for variable compensation as well as fringe benefits, imputed income, and set-asides for costs associated with changes in our Management.

      A portion of the total compensation of the Management Board is paid pursuant to a bonus arrangement. The bonus payment is determined by the Supervisory Board and is based upon three performance targets, each of which is weighted one third in determining the total bonus payment:

•	Company targets of Deutsche Telekom AG (consisting of financial and strategic targets)

•	Individual targets of each Management Board member (a Management Board member’s success in meeting particular goals set for his business area)

•	Overall performance of each Management Board member (designed to reward intangible aspects of performance such as leadership)

      Company targets and individual performance targets are set by the Supervisory Board at the beginning of each fiscal year.

      For the year ended December 31, 2002, about 40% of the total remuneration was paid pursuant to this bonus arrangement.

      In addition, a proposal to establish a stock option program for the members of the Management Board and key employees was approved at the shareholders’ meeting in May 2001. No options were granted to members of our Management Board during 2002.

      For further information on this program, see “— Share Ownership” below and notes (26) and (43) to the Consolidated Financial Statements.

      Pension accruals totaling EUR 47,207,841.00 have been established in our books for both, active and former members of the Management Board as of December 31, 2002.

      Obligations for such persons for which no reserve has been established amounted to EUR 3,368,531.00 as of December 31, 2002.

      Payments to and set-asides for former members of our Management Board or their surviving family members in respect of their service as members of the Management Board amounted to EUR 26,437,713.11 in 2002. This amount includes all reserves for anticipated payments to former members of our Management Board, as required under German law disclosure requirements.

      None of the members of the Management Board has a service contract with us or any of our subsidiaries providing benefits upon termination of employment. The duration of employment contracts with Management Board members corresponds to the duration of their appointments to office. If a Management Board member leaves his or her post before the end of term, we will perform or otherwise discharges our remaining contractual obligations, unless the Management Board member has terminated the contract or we terminate the contract for material cause.

Stock Option Plans

      At the shareholders’ meeting on May 25, 2000, an amendment to the Articles of Association was approved that created conditional capital of up to EUR 64 million for the issuance of up to 25 million shares upon exercise of options granted to management and key employees in connection with a stock-based compensation plan adopted in May 2000 (the “Stock Option Plan 2000”). At the shareholders’ meeting on May 29, 2001, an amendment to the Articles of Association was approved that cancelled the conditional capital created in May 2000, except for the nominal amount of EUR 2,621,237.76, which serves to grant subscription rights already issued to members of the Management Board and our executives, as well as members of the management boards and other executives of our second-tier and lower-tier subsidiaries under our Stock Option Plan 2000. Further, the shareholders’ meeting on May 29, 2001, approved the cancellation of the authorized capital for our Stock Option Plan 2000 of up to EUR 12.8 million approved by the shareholders’ meeting on May 25, 2000, for the purpose of issuing up to 5 million new shares for our Stock Option Plan 2000.

      At the shareholders’ meeting on May 29, 2001, a further amendment to the Articles of Association was approved that conditionally increased our registered share capital by up to a nominal amount of EUR 307.2 million by issuance of up to 120 million new shares. This conditional share capital may only be used if and to the extent that subscription rights granted pursuant to our Stock Option Plan 2001 described in notes (26) and (40) to the consolidated financial statements are exercised and new shares are delivered upon such exercise. Subscription rights that have not been or may not be exercised prior to the expiration of the exercise period will expire. Shares issued from the conditional share capital generally will be entitled to any dividends paid in respect of the year in which they are issued. Shares that are issued after the end of any fiscal year, but before the ordinary general shareholders’ meeting at which the appropriation of the net profit for the year will be decided upon, will be entitled to any dividends paid in respect of that year. The shareholders’ resolution authorized our Supervisory Board to grant stock options to the members of its Management Board and authorized the Management Board to grant stock options to all other eligible participants.

      The shareholders’ resolution authorized our Supervisory Board to determine the detailed terms for the issuance of shares from the conditional share capital and for the grant of options as well as the other terms of the stock option plan if the Management Board is the beneficiary of the stock option plan. In all other cases, the Management Board is authorized to make these determinations.

      For further information regarding stock-based compensation plans, including the numbers of options granted, exercise prices and expiration dates, please refer to notes (26) and (40) to the consolidated financial statements. See “Item 8. Financial Information — Litigation” for a description of litigation with respect to the Stock Option Plan 2000.

SHARE OWNERSHIP

      The members of our Management Board owned a total of 18,967 Deutsche Telekom shares and options in respect of a total of approximately 824,600 Deutsche Telekom shares as of January 24, 2003. No individual member of the Management Board beneficially owned 1% or more of our outstanding shares as of January 24, 2003.

      On an individual basis, the members of our Management Board beneficially owned the following number of Deutsche Telekom shares as of January 24, 2003:

No. of Shares
Name	Beneficially Owned

Current members
Kai-Uwe Ricke	none
Josef Brauner	800
Dr. Karl-Gerhard Eick	none
Thomas Holtrop	none
Dr. Heinz Klinkhammer	4,000
Rene Obermann	none
Konrad F. Reiss	1,000
Former members who served on Management Board during 2002
Jeffrey A. Hedberg	3,000
Dr. Max Hirschberger	446
Dr. Ron Sommer	4,726
Prof. Dr. Helmut Sihler	1,852
Gerd Tenzer	3,143

Total	18,967

      The members of the Supervisory Board owned a total of 9,787 Deutsche Telekom shares as of January 24, 2003. No individual member of the Supervisory Board beneficially owned 1% or more of our outstanding shares at January 24, 2003.

      On an individual basis the members of our Supervisory Board beneficially owned the following number of Deutsche Telekom shares as of January 24, 2003:

No. of Shares
Name	Beneficially Owned

Current members
Dr. Hans-Dietrich Winkhaus	2,498
Ruediger Schulze	none
Gert Becker	none
Monika Brandl	372
Josef Falbisoner	512
Dr. Hubertus von Gruenberg	none
Lothar Holzwarth	642
Dr. sc. techn. Dieter Hundt	none
Waltraud Litzenberger	108
Michael Loeffler	97
Dr. Manfred Overhaus	none
Hans-W. Reich	none
Wolfgang Schmitt	2,510
Prof. Dr. Helmut Sihler	1,852
Michael Sommer	none
Ursula Steinke	400
Prof. Dr. h.c. Dieter Stolte	none
Bernhard Walter	none
Wilhelm Wegner	335
Dr. Klaus Zumwinkel	none
Former members who served on Supervisory Board during 2002
Rainer Koch	111
Dr. h.c. Andre Leysen	none
Rainer Roell	350
Prof. Dr. Heribert Zitzelsberger	none

Total	9,787

      No stock options have been granted to members of our Supervisory Board.

EMPLOYEES AND LABOR RELATIONS

Employees

      As of December 31, 2002, the companies within the Deutsche Telekom consolidated group employed a workforce of 255,969 people worldwide, excluding interns and apprentices. This represents a decrease of 0.4% from year-end 2001.

      The table below provides a geographic breakdown of our workforce at the dates indicated.

	For the year ended December 31,

	2002	2001	2000

Deutsche Telekom group employees(1)	255,969	257,058	227,015
Thereof:
Germany	177,823	178,336	179,197
European Union outside of Germany	17,647	16,538	16,577
Other European countries	39,601	43,343	29,408
North America	19,144	16,909	170
Rest of the world	1,754	1,932	1,663

(1)	Employees excluding interns.

     The following table shows the number of employees within the Deutsche Telekom consolidated group as well as within Deutsche Telekom AG at the dates indicated. First presented is the number of civil and non-civil servant employees and, second, a breakdown showing our workforce by divisions.

Deutsche Telekom group employees(1)

	For the year ended December 31,

	2002	2001	2000

Deutsche Telekom AG	120,009	124,328	126,857
Thereof:
Civil servants	50,776	54,615	59,901
Salaried employees and wage earners(2)	69,233	69,713	66,956
Deutsche Telekom group(4)	255,969	257,058	227,015
Thereof:
Civil servants	50,776	54,615	59,901
Salaried employees and wage earners	205,193	202,443	167,114
Thereof:(3)
T-Com	148,900	155,342	144,969
T-Systems	43,292	43,449	40,672
T-Mobile	41,597	38,025	19,186
T-Online	2,814	2,960	3,010
Other activities	19,366	17,282	19,178

      During fiscal year 2002, we did not employ a significant number of temporary employees.

(1)	Employees excluding interns.
(2)	Thereof 8,421 “civil servants temporarily without civil servant status” at December 31, 2002. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions or accept employment conditions within the group that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.
(3)	The figures for 2000 and 2001 have been restated to correspond with the organizational structure of the Deutsche Telekom consolidated group for the year 2002.
(4)	Thereof 28,596 employees and civil servants that have been transferred from Deutsche Telekom AG to subsidiaries with the right to return to Deutsche Telekom AG.

          Employee Relations

      In Germany, works councils (Betriebsraete), whose members are elected by the employees, represent the interests of the employees vis-à-vis the employer in accordance with the Works Council Act of 1972 (Betriebsverfassungsgesetz), as amended. Works councils are established locally, as well as at a company level and at the group level. Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have codetermination rights in respect of certain social matters, including work schedules and rules of conduct. In 2001, the German Federal Government enacted amendments to the Works Council Act that increase the influence of works councils in some matters, such as the obligation to exempt an additional number of members of the Works Councils from their regular work within companies with more than 200 employees (previously 300). Furthermore, based on the requirements of the Act on European Works Councils (Gesetz ueber europaeische Betriebsraete) we will establish in 2003 a European works council, which will only have the right to information and consultation and not the right to participate in the decision making process.

      Traditionally we had a good relationship with our works councils and the unions, and their cooperation is very important to us, including with regard to our work force reduction plans. Constructive relations with our employees and their representatives are of central importance to us.

          Civil Servants

      As of December 31, 2002, approximately 19.8% of our group’s employees were German civil servants. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the laws that applied to our conversion to a stock corporation, our civil servant employees retained their civil servant status when that conversion occurred. As such, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized pursuant to the law governing our privatization to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunications Agency (Bundesanstalt fuer Post und Telekommunikation or Federal Agency) has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

      Civil servants employed by us are entitled to pension benefits provided by the Federal Government pursuant to the German Civil Servant Pension Act (Beamtenversorgungsgesetz). Pursuant to the law governing our privatization, we are required to make annual contributions to a special pension fund established to fund such pension obligations. The special pension fund was merged in 2000 with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form the joint pension fund Bundes-Pensions-Service fuer Post und Telekommunikation e.V. (BPS-PT). The BPS-PT works for the funds of all three companies and also handles the financial administration for the Federal Republic on a trust basis. All transactions for pension and allowance payments are made for the companies Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

      In accordance with the provisions of the Post and Telecommunications Reorganization Act (Gesetz zur Neuordnung des Postwesens und der Telekommunikation), this pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants and the imputed gross remuneration of civil servants temporarily without civil servant status entitled to pension payments. These contributions amounted to approximately EUR 838 million in 2002, EUR 845 million in 2001 and EUR 895 million in 2000. A fixed annual contribution of EUR 1.5 billion was payable for the years 1995 through 1999.

      The Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from us and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from us for amounts paid by it to the special fund.

          Other Employees

      As of December 31, 2002, approximately 80.2% of our group’s employees were non-civil servants. In addition to being covered by collective bargaining agreements, the non-civil servant employees in Germany are in general covered by the German Termination Protection Act (Kuendigungsschutzgesetz), which imposes various restrictions on the involuntary termination of employment.

      The majority of our employees in Germany are organized in unions, principally the union ver.di (Vereinte Dienstleistungsgewerkschaft). Further, the company has labor contracts negotiated with smaller unions (DPVKOM/CGPT). Due to our acquisition of debis Systemhaus GmbH, the union IG Metall (Industriegewerkschaft Metall) also represents some employees of T-Systems. The terms and conditions of employment and salary increases for non-civil servant employees are negotiated between the unions and us. Pursuant to the law governing our privatization, the Federal Postal and Telecommunications Agency is responsible for concluding collective bargaining agreements relating to certain statutorily defined non-wage benefits, rules of conduct and other general terms of employment. Such agreements only become effective with our consent. For further information regarding agreements between us and the Federal Postal and Telecommunications Agency, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

      We and the union ver.di concluded a new collective bargaining agreement in May 2001 that included the introduction of a new evaluation and pay system as of July 1, 2001. As a result, we completed the phase out of our old pay system, which was based on civil-service regulations. Now, employee pay is based on the position in which an employee serves and no longer reflects criteria such as age, marital status or seniority. The new pay system increased the performance-based component of employee pay. Furthermore, a single collective bargaining agreement now applies throughout all of Germany, in the same manner and with the same terms. The collective bargaining agreement signed in May 2000 had already introduced a performance pay component for all employees. As of July 2001, the existing performance-based component of 2.15% of total pay was increased to 6% and in July 2002 to 7%. Our target is to increase the performance-based share of compensation to up to 10% during the coming collective bargaining rounds. The implementation process of the new evaluation and pay system has been almost finalized.

      Collective bargaining agreements relating to remuneration between the German unions and us typically have a term of one year.

      In June 2002, the ver.di union and we signed a collective agreement concerning employee rationalization matters within Germany. This agreement contains provisions providing protection in the case of rationalization-related job cuts affecting employees covered by collective agreements and our apprentices who have successfully completed their training. In accordance with these provisions, a Personnel Service Agency has been established within Deutsche Telekom AG. This Agency has as its primary task the absorption of covered employees affected by rationalization measures and, after appropriate retraining if necessary, the placement of those employees in vacant positions in and outside the Deutsche Telekom group. If no appropriate positions are vacant, the employees may, for limited periods, be assigned to third-party companies in or outside the group for a fee in accordance with the provisions of the German Law Concerning Employee Secondment (Arbeitnehmerueberlassungsgesetz). In this case, the employees remain employees of Deutsche Telekom AG and their contractual rights and obligations (under the terms of collective agreements) are not affected by the assignment. Apprentices who have successfully completed their training at Deutsche Telekom AG are transferred to the Personnel Service Agency for a limited period of one year immediately after the completion of their training. In this case, too, the task and objective of the Personnel Service Agency is to find long-term positions for the apprentices in or outside the Deutsche Telekom group.

      Our intention in establishing the Personnel Service Agency is to facilitate our reduction of excess staffing and to achieve long-term, efficient management of our workforce, while avoiding compulsory redundancies. The transfer of employees to the Personnel Service Agency commenced in January 2003. The costs associated with employees transferred to the Personnel Service Agency will be reflected in the results of our “Other Activities” segment, but the operating divisions from which the employees come from have to pay a reimbursement to the Personnel Service Agency.

      For further information on the effects of these collective bargaining agreements on our personnel expenses, see “Item 5. Operating and Financial Review and Prospects — Consolidated Results of Operations — Personnel Costs.”

      For information concerning our pension plan arrangements for non-civil servant employees, refer to note (27) to our consolidated financial statements and to “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies under German GAAP.”

ITEM 7.     Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

      Historically, we formed an integral and undifferentiated part of Deutsche Bundespost, a state-owned special asset (Sondervermoegen des Bundes). In 1989, Deutsche Bundespost was divided into three distinct entities  — Deutsche Bundespost TELEKOM, Deutsche Bundespost POSTBANK and Deutsche Bundespost POSTDIENST. Deutsche Bundespost TELEKOM was transformed, with effect from January 1, 1995, into Deutsche Telekom AG, a private law stock corporation, which initially remained wholly owned by the Federal Republic.

      At December 31, 2002, the Federal Republic’s direct ownership interest in our company was approximately 30.75%. Kreditanstalt fuer Wiederaufbau (KfW), a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 12.02% of our shares as at December 31, 2002. KfW acquired its shareholdings in our company from the Federal Republic in several tranches between 1997 and 1999. These acquisitions were made on the basis of agreements pursuant to which KfW acquired shares from the Federal Republic at a discount from the relevant market price. These agreements provide that, in case of a subsequent sale of the shares by KfW, the Federal Republic will receive from KfW the difference between (i) the sale price and (ii) the sum of the purchase price paid, certain costs and a portion of any capital gain realized by KfW on the sale.

      The Federal Republic administers its shareholding and exercises its rights as a shareholder of Deutsche Telekom through the Federal Agency, which is subject to the supervision of the Finance Ministry. In its capacity as shareholder, the Federal Republic or KfW may exercise only those rights that it has under the German Stock Corporation Act and our Articles of Association (Satzung). For further information regarding the Articles of Association, please refer to “Item 10. Additional Information — Articles of Association.”

      At present, the Finance Ministry and KfW each have one representative on our Supervisory Board. Furthermore, the Finance Ministry has one representative on the Supervisory Boards of our subsidiaries T-Systems International GmbH, T-Online International AG and T-Mobile International AG. See “Item 6. Directors, Senior Management and Employees — General — Supervisory Board” for a description of rights and responsibilities of the members of the Supervisory Board.

      The table below sets forth the number of our ordinary shares held by holders of more than 5% of our ordinary shares and their percentage ownership, based on information available to us, as of the dates indicated.

	For the year ended December 31,

	2002		2001		2000

Identity of Person or group	Shares owned	%	Shares owned	%	Shares owned	%

Federal Republic of Germany	1,290,835,401	30.75%	1,297,896,644	30.92%	1,297,485,401	42.83%
Kreditanstalt fuer Wiederaufbau	504,590,664	12.02%	509,164,599	12.13%	509,164,599	16.81%

		42.77%		43.05%		59.64%

      As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce substantially its ownership of Deutsche Telekom shares. According to press reports the Federal Republic intends to sell a further stake to KfW on the basis of above-mentioned arrangement during 2003. We can offer no assurance as to the timing or manner of any such reduction.

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

      As is generally the case with other German corporations with a controlling shareholder, for as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhaengigkeitsbericht) setting forth the relationships and the transactions entered into between us, on the one hand, and the Federal Republic or its affiliated enterprises, on the other hand. This related-party report, which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor’s findings thereon and to inform the shareholders as to the conclusion of both. In the 2002 related-party report, our Management Board declared that under the circumstances known to the Management Board, at the time of performing the business transactions between us and the Federal Republic and its affiliated enterprises, including the Federal Agency, we received appropriate remuneration for these transactions, and that we did not perform or omit any actions on behalf of or on the instructions of the controlling shareholder, in its capacity as such, or any other affiliated companies. Our independent auditors have confirmed the accuracy of the 2002 related-party report regarding relationships between our controlling shareholder and us.

Coordination and Administrative Responsibilities of the Federal Agency

      Pursuant to German law, the Federal Agency provides certain services to Deutsche Telekom, Deutsche Postbank and Deutsche Post and has certain rights and responsibilities with respect to the administration of the common affairs of these companies. For example, the Federal Agency is responsible for concluding general collective bargaining agreements (Manteltarifvertraege) on behalf of these entities with employees relating only to certain non-wage benefits, rules of conduct and other general terms of employment. These agreements only become effective with the consent of the affected entity. The Federal Agency’s right to conclude these agreements does not affect our right to negotiate particular terms of employment, including wages, salaries and conditions of employment, independently on our own behalf. The Federal Agency also administers the health insurance fund for civil servants (Postbeamtenkrankenkasse) and the pension fund for non-civil servants (VAP) employed by Deutsche Postbank, Deutsche Post, others and us. The Federal Agency has certain additional responsibilities and rights with respect to civil servants employed by us, Deutsche Post and Deutsche Postbank. The Federal Agency has the right to provide advice concerning the coordination of the activities of us, Deutsche Postbank and Deutsche Post, particularly, with respect to their public image, issues that may arise if the business plans of these entities conflict and, upon request, with respect to certain personnel issues.

      Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post, on the one hand, and the Federal Agency, on the other. Since German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We paid costs of EUR 64.5 million for these services in 2002 (as compared to EUR 70.1 million in 2001).

      The total costs of the Federal Agency, consisting mainly of personnel costs for its employees, are allocated pursuant to the cost attribution system of the Federal Agency in accordance with actual expenses.

Federal Republic as Regulator

      The Federal Republic’s role as regulator is independent and distinct from its role as shareholder. This regulatory function is exercised by the Regulatory Authority. The telecommunications licenses held in Germany by us were acquired from the Federal Republic or its agencies. See “Item 4. Information on the Company — Regulation.”

Federal Republic and Affiliated Entities as Customers

      The Federal Republic is our largest customer and purchases services on an arm’s-length basis. We deal with the various departments and agencies of the Federal Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. We have also entered into contracts to provide telecommunications services to entities affiliated with the Federal Republic on an arm’s-length basis in the ordinary course of business.

      We are a partner in a consortium that has contracted with the Federal Republic to develop and operate a toll collection system for use with certain commercial vehicles traveling on roadways in Germany. Pursuant to this arrangement, we have, along with our partners, guaranteed, on a joint and several basis, the successful completion and operation of the toll collection system. In the event that the toll collection system is not completed on schedule, or does not operate effectively upon completion, the amount of revenues to be received by the operating joint venture company pursuant to this arrangement may be significantly reduced, and the operating joint venture company may be subject to significant penalties as well. Further, there are no restrictions on the ability of the Federal Republic to recover damages. For more information, see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Other Commitments.”

Partnerships with Certain Federal States

      We have formed strategic partnerships with certain German federal states for the purpose of collaborating on opening up new fields of application for modern information and communications technology.

      The strategic cooperation arrangements that currently exist with 10 federal states and which are set forth in agreements having terms of four or five years involves projects that are worked out together and financed on a basis of parity. The greater part of our financial contribution is in the form of physical resources and services.

Arrangements with Deutsche Post

      We entered into an agreement with Deutsche Post in 2000 that calls for us to provide, among other things, information technology and corporate network services to Deutsche Post. In return, Deutsche Post provides distribution and transportation, printing, warehousing and other services. The objective of the arrangement is to allow each company to focus on its core competencies and dispose of peripheral activities. This arrangement resulted in a net transfer of around 1,500 of our employees to Deutsche Post in 2001 and 2000. The new Chairman of our Supervisory Boad is also the Chairman of the Management Board of Deutsche Post AG and Chairman of the Supervisory Board of Deutsche Post AG.

Arrangements with Deutsche Postbank

      We have a credit facility with Deutsche Postbank providing us with a line of credit of up to EUR 200 million. At December 31, 2002, that credit facility had been drawn upon in the amount of GBP 43 million (EUR 66 million) with an interest rate of 4.3% per year.

      We have agreements with a number of banks, including Deutsche Postbank, pursuant to which we can draw on credit facilities up to EUR 12 billion according to a consortium credit facility agreement. The level of the interest rates depends on our rating, the amount of the consortium credit and the LIBOR rate plus margin ranking to be applied, from 0.275% to 0.500%. The loan commitment fee is between 0.050% and 0.200% and also depends on our rating. There were no outstanding debts relating to the consortium credit facility at the end of 2002.

      We engage in a variety of other routine commercial banking relationships with Deutsche Postbank.

Arrangements with KfW

      In 2000, our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., entered into three loan agreements with KfW in the amount GBP 150 million each, which are guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our rating. The loans have a maturity of five, seven and ten years, respectively.

Federal Republic Guarantees

      Under German law, all of our liabilities outstanding as of January 2, 1995, the date of Deutsche Telekom’s registration in the Commercial Register (Handelsregister), became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic’s obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 2, 1995.

Pension Contributions for Civil Servants

      Civil servants (Beamte) employed by us are entitled to pension benefits provided by the Federal Republic. Under German law, we are required to make annual contributions to a special pension fund (Unterstuetzungskasse) established to fund these pension obligations. For further information, see “Item 6. Directors, Senior Management and Employees — Employees and Labor Relations” and “Item 5. Operating and Financial Review and Prospects — Consolidated Results of Operations — Personnel Costs.”

Investigation of Bonn Public Prosecutor

      We are advancing funds to cover the legal expenses being incurred by current and former board members in connection with the Bonn public prosecutors investigation of certain real estate valuation-related questions and other matters. See “Item 8. Litigation — Investigation” for a description of this investigation.

These funds will be required to be repaid to us if there is a final determination that these individuals violated the law.

DT 3 Offering

      In connection with the global offering by KfW of equity securities of Deutsche Telekom in June 2000, we agreed to bear certain offering-related expenses in view of the benefits accruing to us from the offering. We, the Federal Republic and KfW agreed to indemnify the underwriters for the offering against certain liabilities, including liabilities under the U.S. Securities Act of 1933, in the manner provided for in the underwriting agreement. The underwriting agreement allocated among us, the Federal Republic and KfW indemnification responsibility for different sections of the disclosure materials, with us taking responsibility vis-a-vis the underwriters for, among other things, the parts of the disclosure materials concerning its business and financial statements. Additionally, we agreed with KfW to assume responsibility for errors, if any, in the translation of some of the prospectuses and for certain supplementary disclosure items that were required under local law in some offering jurisdictions. As issuer of the shares that were offered, we became subject to the prospectus liabilities, if any, associated with its registering or listing the securities offered in various jurisdictions. The underwriting agreement provides that its underwriter indemnification provisions are in addition to, and do not affect, any liability that we, KfW, the Federal Republic or the underwriters may otherwise have. For a description of pending litigation and an investigation relating to the global offering, see “Item 8. Financial Information — Litigation.”

Other Transactions

      We provide telecommunications services to numerous companies, mainly throughout Europe, in the ordinary course of business, including firms in which we hold an ownership interest and firms with which certain members of the Supervisory Board are affiliated. We also provide telecommunications services in the ordinary course of business to the members of our boards and to the Federal Republic and its agencies and instrumentalities (including corporations owned or controlled by or affiliated with the Federal Republic).

      In May 2002, T-Systems CSM GmbH and matrix42 AG entered into an agreement for the provision of consulting services, under which T-Systems paid matrix42 AG approximately EUR 100,000 in 2002. This agreement was renewed in March 2003 for one year. Konrad F. Reiss, CEO of T-Systems and member of our Management Board, owns approximately 10% of the shares of matrix42 AG and was a member of matrix42 AG’s supervisory board until 2002.

ITEM 8.     Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

      See “Item 18. Financial Statements.”

EXPORT SALES

      See the notes to the financial statements for a discussion of the revenues of the group by geographic area.

LITIGATION

      We and our subsidiaries are involved in a number of legal proceedings in the ordinary course of our business. In addition, proceedings involving alleged abuse of a market-dominant position by us and alleged antitrust violations are pending before competition and regulatory authorities. With respect to the pending proceedings before competition authorities see “Item 4. Information on the Company — Regulation.”

Securities and Corporate Law-Related Proceedings

      A number of purported class action lawsuits have been filed and consolidated in the United States District Court for the Southern District of New York by or on behalf of purported purchasers of our ADSs issued pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserts claims against us and the former Chairman of our Management Board, and others, under U.S. federal securities statutes based on allegations that statements made in the registration statement and prospectus were materially false and misleading because we allegedly failed adequately to disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation, and allegedly overstated the value of our real estate portfolio. The Court has certified the action as a class action and defined the class to include all purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The Court has ordered that all fact discovery in the U.S. class action suits is to be completed by October 31, 2003. The selling shareholder in the offering, Kreditanstalt fuer Wiederaufbau, has been dismissed from the action.

      Purported purchasers of our shares sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000 have filed approximately 260 lawsuits in Germany. These lawsuits allege that the book values we recorded for our real property portfolio were improperly established and maintained under German accounting principles. In many of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. These lawsuits are pending before the District Court in Frankfurt am Main. It is too early for us to express a view of the possible outcome of the lawsuits. The presiding judge has issued a statement describing his preliminary view that it will be necessary to take evidence by obtaining an expert opinion. The presiding judge also stated that he is inclined to order a stay of the civil litigation until the prosecutorial investigation into the real estate matter has been resolved. The court will probably decide on the stay in the course of the next months. The aggregate euro amount of all shareholders’ claims filed in Germany in these lawsuits is EUR 9,239,396.85.

      We are contesting each of the aforementioned lawsuits vigorously. Because the lawsuits, which in the aggregate involve substantial damage claims, are in their preliminary stages, and the plaintiffs in the U.S. class action suits have not quantified the amount of damages they will seek, we are not in a position to predict their outcome or impact. However, we believe that the allegations in the lawsuits do not provide a basis for the recovery of damages because all required disclosures were made on a timely basis.

      On June 26, 2000, two of our shareholders filed a suit with the District Court in Bonn (Landgericht Bonn) seeking to have declared void the shareholders resolutions authorizing both the stock option plan and a related conditional capital increase. The case was dismissed by the District Court in Bonn (Landgericht Bonn) on February 20, 2001. The Higher Regional Court in Cologne (Oberlandesgericht Koeln) dismissed the appeal against this decision. On February 4, 2002, plaintiffs lodged an appeal on points of law with the Federal Court of Justice (Bundesgerichtshof).

      On October 21, 1999, T-Mobile commenced arbitration proceedings in Vienna, Austria, against Elektrim S.A. and certain small shareholders of PTC. T-Mobile’s claim alleges that these companies wrongfully failed to recognize our rights of first refusal over approximately 3% of PTC, and that this failure was a material breach of the PTC shareholder’s agreement. These companies have denied T-Mobile’s claim, and Elektrim has filed a counterclaim against T-Mobile alleging that T-Mobile materially breached the shareholders’ agreement by, among other things, attempting to purchase PTC shares from several small shareholders and obstructing Elektrim’s purchase of PTC shares. T-Mobile has denied the allegations made in the counterclaim. A finding by the arbitration panel that a party has materially breached the PTC shareholders’ agreement would give the non-defaulting party the right to acquire the defaulting party’s PTC shares at book value, which would be substantially below their current fair market value. In December 2000, T-Mobile filed a second suit against Elektrim claiming that Elektrim breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to Telco, a limited company under Polish law in which Elektrim has a shareholding of 49% and Vivendi S.A. a shareholding of 51%. In particular, T-Mobile claims that (i) the transfer of shares required approval by the Supervisory Board of PTC, (ii) the shareholder agreement permitted only the transfer of a party’s entire interest and (iii) the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained.

      On October 3, 2002, T-Mobile UK Ltd. (T-Mobile UK) commenced proceedings in London, United Kingdom, against its joint venture partners, Bluebottle UK Ltd. and Bluebottle Investments S.A. (which are both companies affiliated with the Virgin Group of companies) and also against the joint venture company itself, Virgin Mobile Telecoms Ltd. (Virgin Mobile). As part of the joint venture, T-Mobile UK is required to pay Virgin Mobile a lump sum per month for each Virgin Mobile customer. Virgin Mobile is required to pay T-Mobile UK a fee per minute used by its customers on the T-Mobile UK network. The complaint contained a number of allegations, including the right of T-Mobile UK to terminate the Joint Venture through a no-fault termination process. Virgin Mobile counter-claimed for payment of sums that Virgin Mobile claimed had been improperly withheld by T-Mobile UK in relation to Virgin Mobile customers who had not made an outbound call for a certain period of time. Virgin Group has filed a separate proceeding against T-Mobile UK seeking certain declarations that alleged breaches by T-Mobile UK of the Shareholders Agreements governing the joint venture arrangement have occurred and that the Virgin Group is consequently entitled to serve on T-Mobile UK a compulsory sale notice requiring it to sell its shares in Virgin Mobile to Virgin Group for a nominal sum. The Virgin Group statement of claim also asks for “further or other relief” and “costs” but no quantification of these has been made. On March 6, 2003, the High Court in London rendered a decision in the action filed by T-Mobile UK and the counter claim filed by Virgin Mobile and held, in relevant part, that T-Mobile UK did not have the right to terminate the joint venture arrangement, and that it was unreasonable to expect T-Mobile UK to continue to pay Virgin Mobile with respect to customers that have been inactive for a significant period. Accordingly, under the judgment, the joint venture arrangement continues, but T-Mobile UK’s payment obligations with respect to Virgin Mobile inactive customers have been resolved in T-Mobile UK’s favor. T-Mobile UK has not paid the payments claimed by Virgin Mobile in respect of inactive customers but appropriate financial provisions have been and continue to be made. Oral applications for leave to appeal were made on March 14, 2003 by both T-Mobile UK and Virgin Mobile but were declined. Those applications for leave to appeal are likely to be renewed before the Court of Appeal but T-Mobile UK is still assessing the full impact of both decisions and is in the process of determining whether or not to pursue the appeal of certain aspects of the ruling. The court will not hear the declarations action for alleged breach filed by the Virgin Group until late 2003.

      Press reports from Germany indicate that private parties are considering or planning litigation against us, our management, Kreditanstalt fuer Wiederaufbau and/or the Federal Republic of Germany on the basis of allegations that, among other things, the prospectuses used in connection with the secondary offering of our shares conducted in May/June 2000 should have disclosed that we paid too high a price for our 1999 acquisition of One 2 One (today T-Mobile UK) and that the market price of our shares at the time of the offering was too high, based on our business plans and prospects. We believe our disclosure was appropriate and, if litigation is commenced, intend to contest it vigorously.

Investigations

      As previously disclosed, the Bonn public prosecutor is conducting an investigation (Ermittlungsverfahren) into allegations in the press and elsewhere asserting that the book values we recorded for our real property portfolio and fixed assets in general, including technical equipment and machinery, have been improperly established and maintained under applicable accounting principles and so were substantially overvalued in our 1995 opening balance sheet and in later balance sheets. The Bonn public prosecutor has notified us that his investigation also goes into whether we underpaid our German corporate income and trade taxes because amortization and depreciation were higher than they should have been as a result of the alleged overstatement. We believe that the book values of our fixed assets have been correctly presented in accordance with applicable accounting principles, and dispute allegations to the contrary. We have nonetheless been cooperating fully in the investigation and are interested in seeing it expeditiously resolved. According to press reports, the public prosecutor indicated in early 2003 that his investigation would also cover the allegations described in the preceding paragraph. We cannot offer assurances as to the timing or outcome of the prosecutor’s investigation. We believe that the investigation is being conducted with regard to certain individuals and is not directed against our company. Adverse consequences for our company could follow if any of the individuals who are or who become the subject of the investigation were found to have violated the law.

      The Bonn public prosecutor is also conducting other investigations. One investigation concerns alleged breaches of duty by members of the Supervisory Board and past and present members of the Management Board with regard to our 2001 stock option program, the issuance of stock options and other management compensation arrangements with the Management Board, benefits paid or to be paid to our former Management Board chairman in connection with his withdrawal from the company and other circumstances of his withdrawal. Another investigation concerns allegations that members and former members of our Management Board breached their duties by causing us to pay excessive consideration for VoiceStream and Powertel. We understand both of these investigations are being conducted with respect to individuals and are not directed against us as a corporate entity. In each case, we believe that our board members and we acted appropriately. Adverse consequences for us could follow from these investigations, however, if the individuals who are the subjects of the investigations, are found to have violated the law. We are cooperating in the investigations.

      The Bonn public prosecutor is further investigating allegations in the press and elsewhere asserting that we are involved in systematic wrongful billing. We have denied these allegations, but have been cooperating fully in the investigation and are interested in seeing it expeditiously resolved. We cannot offer assurances as to the timing or outcome of the prosecutor’s investigations.

      We understand that the Bonn public prosecutor’s investigation into whether we impermissibly bore certain costs associated with the June 2000 global offering by KfW of our shares has been concluded without action.

Proceedings against Decisions of the German Telecommunications Regulator

          Wholesale Markets

          Interconnection

      The German telecommunications regulator issued decisions in 1997 and 1999 establishing the rates applicable to voice telephony interconnection services which we provided from January 1, 1998, through December 31, 1999, and from January 1, 2000, through January 31, 2001, respectively. We filed complaints against these decisions with the Cologne Administrative Court claiming higher rates. The proceedings are still pending.

      In 2000, the German telecommunications regulator issued an order establishing a new tariff structure for interconnection, replacing the primarily distance-based tariff structure with an element-based tariff structure. We filed a complaint against this order and asked the courts for an injunction. In December 2000, the Cologne Administrative Court granted the requested injunction. The German telecommunications regulator applied for permission to appeal. The Appellate Administrative Court in Muenster rejected the appeal in May 2001. In the main action, the Cologne Administrative Court decided in our favor. One of our competitors, Arcor, has appealed the decision. The proceedings in the main action are still pending.

      In 2001, the German telecommunications regulator issued a decision on the charges for interconnection, replacing the distance-based tariff-structure with an element-based tariff-structure. Certain of our competitors and we filed complaints and requests for injunction with the Cologne Administrative Court. The motions for injunctions were rejected. The proceedings in the main action are still pending.

      In 2000, the German telecommunications regulator imposed upon us the obligation to offer Internet service providers and other enterprises demanding Internet access at a flat-rate to our fixed-line network by February 1, 2001.

      Additionally, the German telecommunications regulator barred us from charging different rates for peak or off-peak connections outside the scope of the required flat rate. We filed a complaint against this decision and asked the court for an injunction. The Appellate Administrative Court in Muenster granted the injunction. The proceedings in the main action are still pending.

      In June 2002, the German telecommunications regulator imposed upon us the obligation to offer a wholesale flat rate for connections to Internet platforms. We asked the Cologne Administrative Court for an injunction against this decision and filed a complaint in the main action. The court granted the injunction. The German telecommunications regulator and a competing platform provider have appealed this decision. The Appellate Administrative Court in Muenster rejected the appeal. The proceedings in the main action are still pending.

          Local Loop

      In 1997, the German telecommunications regulator required us to offer certain competitors unbundled access to end customer lines (“local loop”). We asked the courts for an injunction and filed a complaint in the main action. In 1997 we agreed to comply with the subject requirement to the final decisions in the main proceedings. In 2001, the Federal Administrative Court (Bundesverwaltungsgericht) decided that we are obliged to offer unbundled access to certain competitors.

      In 1998, the German telecommunications regulator issued a decision establishing the rates for access to the local loop (the monthly rate for the main option was DM 20.65 plus VAT), thereby rejecting our application and cost calculations. We filed a complaint against this order with the Cologne Administrative Court claiming higher rates. The proceedings are still pending.

      In 1999, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop provided from April 1, 1999, through March 31, 2001 (the monthly rate for the main option was DM 25.40 plus VAT). Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. Dispute arose as to whether and to what extent our business secrets disclosed to the German telecommunications regulator may also be disclosed to the competitors taking part in the proceedings. The final decision on the question of disclosure is pending with the Federal Administrative Court. The proceedings in the main action are still pending.

      In 2001, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop from April 1, 2001, through March 31, 2003 (the monthly rate for the main option was DM 24.40 plus VAT). Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court in April 2001. The proceedings in the main action are still pending.

      In July 2002, the German telecommunications regulator imposed upon us the obligation to modify our contractual conditions for the provision of access to the local loop. We are required, among other things, to include in our contracts clauses requiring us to pay penalties in cases of delays. We asked the courts for an injunction and filed a complaint. The Cologne Administrative Court granted an injunction. The German telecommunications regulator has appealed the decision. The appeal and the proceedings in the main action are still pending.

          Leased Lines

      In March and May 2002, the German telecommunications regulator imposed upon us the obligation to modify the contractual conditions for the provision of leased lines. We are required among other things, to include in our contracts clauses requiring us to pay penalties in case of delays, to expand our wholesale supply, and to warrant certain delivery periods. We asked the courts for an injunction and filed a complaint. The Cologne Administrative Court granted an injunction. The German telecommunications regulator has appealed the decision. The Appellate Administrative Court in Muenster rejected the appeal in essence. The proceedings in the main action are still pending.

          Resale

      In 1999, the German telecommunications regulator decided that rates for resale services (local calls, regional calls and long-distance calls) we offered to other telecommunications service providers are subject to regulatory approval. We asked the courts for an injunction and filed a complaint. The Appellate Administrative Court in Muenster granted the injunction. The proceedings in the main action are still pending.

      In 2001, the German telecommunications regulator imposed upon us the obligation to offer certain resale services, including subscriber lines, local calls and city calls, to certain competitors. We asked the courts for an injunction and filed a complaint. The request for an injunction was rejected in result, but the Appellate Administrative Court in Muenster specified some important limitations on the imposed obligation. The proceedings in the main action are still pending.

          Billing and Collection

      In 2000, the German telecommunications regulator imposed upon us the obligation to continue providing billing and collection services to certain competitors providing their services to our fixed-line customers. The affected services included call-by-call services, preselection services, certain value-added services, Internet-by-call services and directory assistance services. We asked the courts for an injunction and filed a complaint. The request for an injunction was rejected. In the main action, the Cologne Administrative Court decided partly in our favor by excluding value-added services, Internet-by-call services and directory services from the obligation. The German telecommunications regulator and one competitor have appealed the decision before the Appellate Administrative Court in Muenster. The proceedings in the main action are still pending. In addition, one of our competitors filed a complaint in the main action claiming that we were also obliged to manage customer complaints, to send late payment warnings and to enforce late payments. The Cologne Administrative Court rejected this complaint. The competitor has appealed the decision. The proceedings are still pending.

          Obligation to Service Provision Without Approved Rates

      In 2001, the German telecommunications regulator imposed upon us the obligation to provide certain wholesale services (access to the local loop) even without the regulatory approval of the respective rates. We asked the courts for an injunction and filed a complaint. The Appellate Administrative Court in Muenster granted the requested injunction. The proceedings in the main action are still pending.

          Retail Markets

      In 2001, the German telecommunications regulator decided that rates for external telecommunications of closed user group members are subject to regulatory approval. We asked the courts for an injunction and filed a complaint in the main action. The Cologne Administrative Court granted the requested injunction, which was affirmed by the Appellate Administrative Court in Muenster. The proceedings in the main action are still pending.

      In December 2002, the German telecommunications regulator imposed upon us the obligation to raise our rates contractually agreed with two closed user groups. We asked the courts for an injunction and filed a complaint in the main action. The Cologne Administrative Court granted the requested injunction. The German telecommunications regulator can appeal this decision. The proceedings in the main action are still pending.

Other Proceedings

      In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and us before the Hamburg District Court (Landgericht Hamburg) claiming that T-Online had engaged in an anti-competitive practice by bundling its “By-Call” Internet access charge with our ISDN telephone access. The Hamburg District Court decided in our favor in both proceedings. AOL Bertelsmann’s appeal to the Hamburg Court of Appeals was rejected. AOL Bertelsmann lodged an appeal with the German Federal Court of Justice (Bundesgerichtshof) that is still pending.

      In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from us relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of our employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount we are obliged to pay as cost reimbursement for the use of such employee housing for our employees. Deutsche Post AG currently is seeking payment in the amount of EUR 114 million from us, although we expect that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, we raised counterclaims in the amount of EUR 62.6 million reclaiming down payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

      The complaint filed by World Access, Inc. in the U.S. District Court for the Northern District of Georgia asserting claims for alleged damages was dismissed for failure to effect timely service of the complaint.

      Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on our or on T-Mobile USA’s results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. The defense of these lawsuits may divert management’s attention, and T-Mobile USA may be required to pay significant awards or settlement and may incur significant expenses in defending these lawsuits. In addition, T-Mobile USA could be subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving.

      In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht Munich) against us and Siemens AG, alleging that we are both infringing on plaintiff’s patent by providing services using Asynchronous Transfer Mode (ATM) technology. Since ATM technology is used in a number of products and services that we offer, e.g. T-DSL and T-ATM, an adverse outcome in this proceeding could have a substantial adverse effect on our business.

      T-Mobile USA and a joint venture in which T-Mobile USA holds an interest were both high bidders for certain U.S. mobile telecommunications licenses in FCC Auction No. 35. Most of those licenses had been repossessed and reauctioned by the FCC after the original purchaser of the licenses declared bankruptcy. The original purchaser of those licenses challenged the FCC’s repossession of the licenses in court and ultimately prevailed. Consequently, the FCC released all bidders including T-Mobile USA as well as the aforementioned joint venture from the obligation to purchase these spectrum licenses and granted a full refund of the deposits. The FCC’s decision eliminated significant contingent liabilities to which T-Mobile USA was then subject, and resulted in the return of significant funds that had been held by the U.S. Government without interest for over one year.

      In January 2002, the telecommunications carrier Global Crossing filed for bankruptcy protection. Previously, we had purchased from Global Crossing indefeasible rights to use certain network infrastructure in Western Europe that had a carrying value as of December 31, 2001, of less than EUR 300 million. The United States Bankruptcy Court has since approved Global Crossing’s plan of reorganization as well as a joint stipulation filed by Global Crossing and us in which Global Crossing assumes the contracts pursuant to which we have acquired the indefeasible rights of use. Subject to Global Crossing’s receipt of certain U.S. government approvals for aspects of its plan of reorganization, we expect the plan to become effective, thereby ending the uncertainty regarding the indefeasible rights of use. If for any reason the plan does not become effective and we become unable to avail ourselves of our indefeasible rights of use, we likely would need to incur costs to secure alternative capacity in the market.

DIVIDEND POLICY

      The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

	Dividend Paid per
	Ordinary Share

For the year ended December 31,	DM	EUR	USD(1)

1998	1.20	—	0.64
1999	—	0.62	0.58
2000	—	0.62	0.53
2001	—	0.37	0.34

(1)	Dividend amounts have been converted into dollars at the Noon Buying Rate for the relevant dividend payment date, which occurred during the second quarter of the following year.

     To support our debt reduction efforts, the Supervisory Board and the Management Board have recommended to our shareholders that a dividend in respect of the 2002 fiscal year be omitted. Our shareholders will make a final decision on this recommendation at the annual general shareholders’ meeting scheduled for May 2003.

      Shareholders determine the declaration, amount and timing of dividends based on our year-end unconsolidated stand-alone financial statements of Deutsche Telekom AG in respect of each year at their annual general meeting in the following year, upon the joint recommendation of the Management Board and the Supervisory Board.

      Due to the completion of the Deutsche Telekom/ VoiceStream merger and the Deutsche Telekom/ Powertel merger in 2001, the Federal Republic and KfW no longer own a majority of our voting share capital. However, because approval of dividend distributions requires only a majority of votes present at a shareholders’ meeting, the Federal Republic and KfW may be able to determine the level of dividends even though their combined interests in our shares have fallen below 50%. We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined under German GAAP and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG’s retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2002 were EUR 7.0 billion, as compared to EUR 8.1 billion at the end of 2001. Certain reserves (Ruecklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

      The payment of future dividends depends on our earnings, our financial condition and other factors, including cash requirements, our future prospects and tax, regulatory and other legal considerations. We currently expect that substantial progress will need to be made on our debt reduction program before our Supervisory Board and Management Board will recommend the recommencement of dividend payments.

SIGNIFICANT CHANGES

      Except as discussed elsewhere in this Annual Report, no significant change has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9.     The Offer and Listing

TRADING MARKETS

      The principal trading market for our shares is the Frankfurt Stock Exchange. The shares also trade on the other German stock exchanges in Berlin, Bremen, Duesseldorf, Hamburg, Hanover, Munich and Stuttgart and on the Tokyo Stock Exchange. Options on the shares trade on the German options exchange (Eurex Deutschland) and other exchanges. Originally, we issued all our shares in bearer form. With effect from January 24, 2001, the shares were converted from bearer form to registered form.

      American Depositary Shares (“ADSs”), each representing one share, are listed on the New York Stock Exchange (NYSE) and trade under the symbol “DT.” Deutsche Telekom ADSs are also traded on the Frankfurt Stock Exchange under the title “DT Telekom ADR.” The depositary for the ADSs is Citibank N.A. For information on our ADR holders in the United States, see “— Trading on the New York Stock Exchange” below.

Trading on the Frankfurt Stock Exchange

      Deutsche Boerse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. It accounts for the vast majority of the turnover in exchange-traded shares in Germany. As of December 31, 2002, the shares of 5,768 companies traded on the official, regulated and unregulated markets and the Neuer Markt Segment of the Frankfurt Stock Exchange. Of these, 867 were German companies and 4,901 were non-German companies.

      Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets both on and off the Frankfurt Stock Exchange. Publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public, note prices, which are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours.

      Our shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Xetra is an electronic exchange trading platform. Xetra is available daily between 9:00 a.m. and 8:00 p.m. to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors can trade on Xetra through their banks or brokers.

      Deutsche Boerse publishes a daily list of quotations containing the Xetra prices for all traded securities. The list is available on the Internet at http://www.exchange.de under the heading “Market Data — Price Overview.”

      Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although the parties may agree to a different period. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

      The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

      The trading supervisory offices (Handelsueberwachungsstellen) at the stock exchanges and the exchange supervisory authorities (Boersenaufsichtsbehoerden) of the German federal states monitor trading activities on the German stock exchanges. The Federal Agency for Financial Services Supervision (Bundesanstalt fuer Finanzdienstleistungsaufsicht)) monitors compliance with the insider trading rules.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system, together with the highs and lows of the DAX (Deutscher Aktienindex).

	Price Per
	Ordinary Share		DAX(1)

	High	Low	High	Low

	(euro)(2)
Yearly highs and lows
1998	28.617	15.947	6,171.43	3,896.08
1999	71.00	31.35	6,958.14	4,678.72
2000	103.50	31.48	8,064.97	6,200.71
2001	38.75	14.50	6,795.14	3,787.23
2002	20.16	8.42	5,462.55	2,597.88
Quarterly highs and lows
2001
First Quarter	38.75	24.15	6,795.14	5,388.02
Second Quarter	30.30	23.30	6,278.90	5,553.46
Third Quarter	27.56	14.50	6,109.50	3,787.23
Fourth Quarter	20.50	16.50	5,271.29	4,239.97
2002
First Quarter	20.16	15.00	5,462.55	4,745.58
Second Quarter	17.12	8.59	5,343.88	4,099.05
Third Quarter	12.60	8.42	4,883.03	2,769.03
Fourth Quarter	13.26	8.74	3,380.20	2,597.88
Monthly highs and lows
2002
October	11.64	8.74	3,282.67	2,597.88
November	12.40	10.72	3,360.76	3,042.06
December	13.26	12.01	3,380.20	2,840.00
2003
January	14.49	11.91	3,476.83	2,836.01
February	13.24	10.00	2,802.93	2,433.15
March	11.20	9.04	2,731.57	2,188.75
April (through April 11, 2003)	12.09	10.33	2,809.94	2,450.19

(1)	The DAX is a weighted performance index of the shares of thirty large German corporations. The calculation of the DAX did not change upon the introduction of the euro. The composition of the DAX and the weighting of different corporations in the DAX has changed in the period covered by this table and may change in the future. Because a significant number of institutional investors adjust their stock portfolios to correspond to the composition of important stock indices, changes in the weighting of Deutsche Telekom shares in these indices have led to fluctuations in our share price in the past and could cause similar fluctuations in the future.

(2)	Effective January 1, 1999, Germany and ten other member states of the European Union adopted the euro as their common currency. From January 4, 1999, all shares on German stock exchanges have traded in euros. For consistency of presentation, we have converted amounts in Deutsche Marks for prior periods into euros at the official fixed conversion rate of EUR 1.00 = DM 1.95583. The conversion of all Deutsche mark amounts into euros at the official fixed conversion rate does not affect the trends discussed above. However, the amounts appearing above for dates or periods prior to January 4, 1999, will not be comparable to share prices for other companies to the extent that those prices were denominated in a currency other than the Deutsche mark.

     On March 31, 2003, the closing sales price per ordinary share on the Frankfurt Stock Exchange was EUR 10.11, which was equivalent to USD 11.02 per share, converted into U.S. dollars using the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York for March 31, 2003. On March 31, 2003, the noon buying rate was 1.0900 U.S. dollar per euro.

Trading on the New York Stock Exchange

      American Depositary Shares (ADSs), each representing one of our ordinary shares, are listed on the New York Stock Exchange and trade under the symbol “DT.” The depositary for the ADSs is Citibank N.A.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS

	High	Low

	USD
Yearly highs and lows
1998	33 1/2	17 1/16
1999	71	36 1/16
2000	98 5/8	29 1/4
2001	36.56	13.39
2002	18.01	8.27
Quarterly highs and lows
2001
First Quarter	36.56	22.11
Second Quarter	26.76	19.50
Third Quarter	23.12	13.39
Fourth Quarter	18.14	15.08
2002
First Quarter	18.01	13.15
Second Quarter	15.15	8.58
Third Quarter	12.49	8.27
Fourth Quarter	13.52	8.35
Monthly highs and lows
2002
October	11.55	8.35
November	12.47	10.77
December	13.52	12.06
2003
January	15.19	12.13
February	14.13	10.85
March	11.87	9.95
April (through April 11, 2003)	12.68	11.30

      On March 31, 2003, the closing sales price per ADS on the NYSE was US$11.02.

      Based on the share register, as of March 31, 2003, we had approximately 2,773,889 registered holders of our ordinary shares, including holders of record of our shares with addresses in the U.S.

      As of March 31, 2003, there were 159,553,284 of our ADSs outstanding, with 1,533 holders of record of our ADSs with addresses in the United States and 60 holders of record of ADSs with addresses outside the United States.

ITEM 10.     Additional Information

ARTICLES OF ASSOCIATION

      This Item provides is a summary of certain information relating to our share capital and of certain provisions of our Articles of Association and German law. This summary is not complete and is qualified by reference to our Articles of Association and German law as in effect at the date of this filing. Copies of the Articles of Association are publicly available at the Commercial Register in Bonn, and an English translation has been filed as an exhibit to this Annual Report on Form 20-F.

Organization and Register

      We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local court in Bonn, Germany, under the entry number “HRB 6794.”

Purpose and Object of Deutsche Telekom AG

      According to our Articles of Association, our object is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any service connected to these areas and also in related areas in Germany and abroad. We are entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise. We may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine itself to the administration of its participations. We may spin off our operations wholly or partly to affiliated undertakings, provided, that applicable legal requirements, such as requisite shareholder resolutions, are satisfied.

Information relating to Supervisory Board and Management Board Members

      Pursuant to the German Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board. We do not make loans to our Supervisory Board or Management Board members. For further information with respect to the Supervisory Board and the Management Board, see also “Item 6. Directors, Senior Management and Employees.”

Class of Stock

      Our capital stock consists of ordinary shares in registered form with no par value (Stueckaktien). The individual shares do not have a par value as such, but they do have a notional par value that can be determined by dividing the share capital amount by the number of shares.

      Prior to January 24, 2000, these shares were issued only in bearer form. At their annual meeting held on May 27, 1999, the shareholders of Deutsche Telekom approved the conversion of all the shares of Deutsche Telekom from bearer form to registered form. This resolution was filed for registration with the commercial register, and all ordinary shares of Deutsche Telekom were issued in registered form upon registration of the resolution in January 2000.

Authorized Capital

      At the shareholders’ general meeting on May 25, 2000, an amendment to the Articles of Association was approved that created authorized capital of up to EUR 3,865,093,163.52 for the issuance of up to 1,509,802,017 shares. That authorization was used to the extent of EUR 2,990,459,880.96 for the issuance of new shares to effect the acquisition of T-Mobile USA (formerly VoiceStream) and Powertel in 2001.

Conditional Capital

      The shareholders’ general meeting on May 2001 resolved upon a conditional capital authorizing our Board of Management to increase the capital stock by up to EUR 500,000,000, divided into up to 195,312,500 shares (Contingent Capital I) to the extent that:

•	the holders or creditors of conversion rights or warrants attached to the convertible bonds or bonds with warrants issued by May 28, 2006 by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding on the basis of the authorization granted by resolution of the Shareholders’ Meeting of May 29, 2001, exercise their conversion or option rights or

•	holders or creditors obligated to convert the convertible bonds issued by May 28, 2006, by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding pursuant to the authorization granted by resolution of the Shareholders’ Meeting of May 29, 2001, fulfill their conversion obligation.

      The new shares participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights being exercised or the fulfillment of any conversion obligations.

      In March 2003, approximately EUR 2.3 billion of convertible bonds were issued out of this conditional capital. The bonds are mandatorily convertible into common shares of Deutsche Telekom AG at the latest at maturity on June 1, 2006. The bonds were issued by our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. The bonds were priced at par with a 6.5% coupon and a conversion ratio that, depending on the share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). Except as is otherwise described in their terms and conditions, the bonds allow for voluntary conversion into common shares of Deutsche Telekom during the period from July 1, 2003 until April 30, 2006 at a conversion ratio that is equal to 3,417.1679 shares of the bonds. The bonds that remain outstanding on June 1, 2006 are then subject to the mandatory conversion.

      The share capital also may be increased by up to EUR 307,200,000, divided into up to 120,000,000 new no par value registered shares (Contingent Capital II) for the purpose of granting subscription rights to members of the Board of Management of the Corporation, executives at levels below the Board of Management of the Corporation and other executives, managers and specialists of the Corporation and to Board of Management members, managing board members and other executives of second- and lower-tier domestic and foreign Group companies on the basis of a 2001 Stock Option Plan as provided for in the resolution of the Shareholders’ Meeting of May 29, 2001. It will be implemented only to such extent as subscription right holders make use of their subscription rights. The new shares participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation’s Shareholders’ Meeting that resolves regarding the appropriation of net income for the financial year ended, the new shares participate in the profits starting at the beginning of the financial year ended. For further information regarding stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, refer to notes (26) and (40) to the consolidated financial statements.

      In addition, the share capital may be increased by up to EUR 2,621,237.76, divided into up to 1,023,921 shares (Contingent Capital III) exclusively to grant subscription rights to members of the Board of Management and executives of the Corporation, as well as Board of Management members, managing board members and other executives of second- and lower-tier affiliated companies on the basis of a Stock Option Plan as provided for in the resolution of the Shareholders’ Meeting of May 25, 2000. It will be implemented only to such extent as use is made of those subscription rights. The new shares participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation’s regular Shareholders’ Meeting that resolves regarding the appropriation of net income for the financial year ended, the new shares participate in the profits starting at the beginning of the financial year ended. For further information regarding stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, please refer to notes (26) and (40) to the consolidated financial statements.

Voting Rights and Shareholders’ Meetings

      Each share entitles its holder to one vote at our general meeting of the shareholders. Shareholders may pass resolutions at a general meeting by a majority of the votes cast, unless a higher vote is required by law or by our Articles of Association. Neither the German Stock Corporation Act nor the Articles of Association provide for minimum quorum requirements for shareholders’ meetings. The German Stock Corporation Act requires that significant resolutions be passed by a majority of the votes cast and with at least three-quarters of the share capital represented at a meeting.

      These significant resolutions include:

•	capital increases which provide for an exclusion of preemptive rights;

•	capital decreases;

•	the creation of authorized capital (genehmigtes Kapital) or conditional capital (bedingtes Kapital);

•	our dissolution;

•	our merger into or consolidation with another corporation;

•	split-off or spin-off pursuant to the German Transformation Act (Umwandlungsgesetz); transfer of all our assets;

•	conclusion of intercompany agreements (Unternehmensvertraege), including, in particular, control and profit transfer agreements (Beherrschungs- und Gewinnabfuehrungsvertraege);

•	amendments to the statement of corporate purpose in our Articles of Association; and

•	a change in our corporate form.

      A general meeting of our shareholders may be called by the Management Board or by shareholders holding in the aggregate at least 5% of our issued share capital. If required in our interest, the Supervisory Board must call a shareholders’ meeting. The annual general meeting must take place within the first eight months of the fiscal year and is called by the Management Board upon the receipt of the Supervisory Board’s report on the annual financial statements. Under the Articles of Association, the right to participate in and to vote at a shareholders’ meeting will only be given to those shareholders who have timely registered for the participation at the shareholders’ meeting (either in person or represented by an agent) with the company and who are included in the share register when their registration for the shareholders’ meeting is received. There must be at least six days between receipt of the registration and the date of the shareholders’ meeting, unless the Management Board shortens the time period. Following receipt of a shareholder’s registration, we will not enter a transfer of the related shares in the share register until after the conclusion of the general shareholders’ meeting. We must publish notice of shareholders’ meetings in the Federal Gazette (Bundesanzeiger) at least one month prior to the date by which shareholders have to register for the shareholders’ meeting. The day of publication and the last date by which shareholders have to register for the shareholders’ meeting are not counted for this purpose. In addition, we must publish a notice in a national authorized stock exchange journal.

      Holders of shares (but not holders of ADSs) are required to provide to us their names, addresses and birth dates (or, in the case of business entities, their names, business addresses and registered seats) as well as the number of shares held, so that they can be entered into the share register maintained by us. ADEUS Aktienregister-Service-GmbH (a company not related to us) is the transfer agent and registrar of the registered shares in Germany.

Dividends and Other Distributions

      We may pay dividends immediately following the resolution by the general meeting of shareholders on the distribution of profits. Shareholders participate in profit distributions in proportion to their shareholdings.

      Under German law, we may declare and pay dividends only from balance sheet profits as shown in the unconsolidated annual financial statements of Deutsche Telekom AG. In determining the distributable balance sheet profits, our Management Board and Supervisory Board may allocate to profit reserves (andere Gewinnruecklagen), either in whole or in part, the annual surplus (Jahresueberschuss) that remains after allocation to statutory reserves and losses carried forward. Under the our Articles of Association, transferring more than one-half of the annual surplus to profit reserves is not permissible if, following the transfer, the accumulated reserves out of surplus would exceed one-half of our share capital. The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders may also decide by resolution to pay dividends in kind if the assets to be distributed are such as can be traded on a market as defined by Article 3(2) German Stock Corporation Act.

      Dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. Details regarding paying agents are published in the Federal Gazette (Bundesanzeiger). Shareholders holding ordinary shares through Clearstream Banking AG receive dividends by credit to their respective accounts.

Record Dates

      In accordance with the German Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, will be the date of the general meeting of shareholders at which such dividends or other distributions are declared. The record date for determining which holders of our ordinary shares are entitled to vote at a general meeting will be the date of such general meeting, provided that holders of our ordinary shares who are registered in the share register (Aktienbuch) on the date of the meeting will be entitled to attend and vote at the meeting only if such holders have given us notice of their desire to attend early enough that there are at least six days between the day the notice is given and the day of the shareholders’ meeting, unless the Management Board shortens the time period.

German Requirements to Disclose Shareholdings

      The German Securities Trading Act (Wertpapierhandelsgesetz) requires each person whose shareholding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting rights thresholds of a listed company to notify the company and the Federal Agency for Financial Services Supervision (Bundesanstalt fuer Finanzdienstleistungsaufsicht) in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must, among other things, state the number of votes they have and the relative voting power that the number of shares they hold represent. Such holders cannot exercise any rights, including voting rights and the rights to receive dividends from those shares, until they have satisfied this disclosure requirement. Failure to notify may also trigger a penalty provided for by law. In addition, the German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

      Furthermore, the German Securities Trading Act now stipulates that any dealings by members of our Management Board or Supervisory Board or their close relatives in securities or derivatives of Deutsche Telekom AG must be disclosed to us and to the Federal Agency for Financial Services Supervision, if the dealings within a period of 30 days exceed a value of EUR 25,000, Deutsche Telekom AG is obligated to publish such dealings either on the Internet or in a national newspaper designated for stock exchange notices and then send proof of this publication to the Financial Services Supervisory Authority.

Repurchase of Shares

      Under the German Stock Corporation Act, we may not purchase our own shares, subject to certain limited exceptions.

      Our general shareholders’ meeting on May 28, 2002, approved a resolution that authorizes us to purchase our own shares in an amount representing up to 10% of our registered share capital through November 18, 2003. The purchase price for the shares (excluding purchasing costs) must not exceed or fall below the market price by more than 5%, in the case of a purchase on the stock exchange, or 20%, in the case of an offer to purchase made to all shareholders. The relevant market price for this purpose would be the opening auction price in the Xetra system of the Frankfurt Stock Exchange on the day of the purchase, in the case of a purchase on the stock exchange, or the closing price in the Xetra system on the day prior to the publication of the offer, in the case of an offer to purchase made to all shareholders.

      Pursuant to the resolution, our Management Board is authorized, with the approval of the Supervisory Board, to:

      (1)   list the acquired shares on foreign stock exchanges on which they are not listed;

      (2)   offer the acquired shares to third parties in the context of mergers with and acquisitions of other companies and acquisitions of interests in other companies; and

      (3)   cancel the acquired shares without further shareholder approval. This cancellation option can be exercised in whole or in part.

      Shareholders’ preemptive rights are excluded for the purposes listed in clauses (1) and (2) above. The price for any sale on a stock exchange or use in a merger or acquisition transaction would not be permitted to be more than 5% below the opening auction price of our shares in the Xetra system of the Frankfurt Stock Exchange on the day of the sale on the stock exchange or the definitive agreement with a third party, as applicable.

Preemptive Rights

      Under the German Stock Corporation Act, every shareholder generally has preemptive rights with respect to an issuance of new shares (including securities convertible into shares, securities with warrants to purchase shares, profit-sharing certificates and securities with a profit participation). Preemptive rights are freely transferable and may be traded on the German stock exchanges for a limited number of days prior to the final date for the exercise of the rights. Shareholders may exclude preemptive rights through a resolution passed by a majority of votes cast and a majority of at least three quarters of the share capital represented in the shareholders’ meeting. In addition, an exclusion of preemptive rights requires a report by the Management Board, which must justify the exclusion by establishing that our interest in the exclusion outweighs the shareholders’ interest in exercising their preemptive rights. Preemptive rights related to the issuance of new shares may be excluded without justification if:

•	we increase share capital for cash contributions; and

•	the amount of the increase does not exceed 10% of the issued share capital; and

•	the shares are sold at a price not substantially lower than the current quoted share price.

Rights upon Liquidation

      In accordance with the German Stock Corporation Act, upon a liquidation of Deutsche Telekom AG, shareholders will receive, in proportion to the ordinary shares held, any liquidation proceeds remaining after paying off all of our liabilities.

Corporate Governance

      We are obligated under German law to declare compliance and non-compliance with the new German Corporate Governance Codex at least once per year. The relevant declaration and the text of the German Corporate Governance Codex are published in the English language on our Internet homepage accompanied by a short description of the German Corporate Governance concept.

MATERIAL CONTRACTS

VoiceStream Acquisition

      On July 24, 2000 Deutsche Telekom entered into a contract with VoiceStream Wireless Corporation (now T-Mobile USA) that provided for VoiceStream to merge with and into a wholly-owned subsidiary of Deutsche Telekom AG. In connection with this merger, which closed in May 31, 2001 former VoiceStream shareholders received EUR 4.9 billion in cash and newly issued Deutsche Telekom shares having a market value on that date of approximately EUR 28.7 billion.

EXCHANGE CONTROLS

      At present, German law does not restrict the movement of capital between Germany and other countries or individuals, except with respect to investments in Iraq and with certain persons and entities associated with Osama bin Laden, the Al Qaida network and the Taliban and certain other countries and individuals subject to embargos in accordance with German law and applicable resolutions adopted by the United Nations and the European Union.

      For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) any payment received from, or made to or for the account of, a non-resident corporation or individual that exceeds EUR 12,500 (or the equivalent in a foreign currency).

      At the end of every calendar month, corporations or individuals residing in Germany, must report to the German Central Bank any claims of a resident against, or liabilities payable to, a non-resident corporation or individual that in the aggregate exceed EUR 5 million (or the equivalent in foreign currency). Resident corporations and individuals are also required to report annually to the German Central Bank any stakes of 10% or more they hold in the equity of nonresident corporations with total assets of more than EUR 3 million. Corporations residing in Germany with assets in excess of EUR 3 million must report annually to the German Central Bank any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

TAXATION

      The following is a summary of the material U.S. federal income tax and German tax considerations relating to the ownership and disposition of our ADSs or shares by a U.S. Holder. In general, a U.S. Holder, as referred to here, is any beneficial owner of ADSs or shares (1) who is a resident of the United States for purposes of the income tax treaty between the United States and Germany, referred to here as the Treaty, (2) who is not also a resident of the Federal Republic of Germany for purposes of the Treaty, (3) who owns the ADSs or shares as capital assets, (4) who does not hold shares or ADSs as part of the business property of a permanent establishment or a fixed base in Germany, and (5) who is entitled to benefits under the Treaty with respect to income and gain derived in connection with the ADSs or shares.

      Each investor is strongly urged to consult his or her own tax advisers regarding the United States federal income and German tax consequences of the purchase, ownership and disposition of our ADS or shares in light of his or her particular circumstances, including the effect of any state, local, or other national laws.

          German Taxation

      This summary is based on German tax laws as in effect on the date hereof and is subject to changes in German tax laws or treaties. This summary reflects the changes made by the German Tax Reduction Act (Steuersenkungsgesetz) applicable to us for fiscal years beginning January 1, 2001, and the changes introduced through the Act for the Further Development of Business Tax Law (Gesetz zur Fortentwicklung des Unternehmenssteuerrechts), effective as of January 1, 2002. Moreover, the Flood Victim Solidarity Act (Flutopfersolidaritaetsgesetz), which was enacted in September 2002, will be applicable to us for the fiscal year beginning January 1, 2003.

          Taxation of the Company in Germany

      In general, German corporations are subject to German corporate income tax at a flat rate of 25%, regardless of whether such income is distributed or not. A solidarity surcharge of 5.5% is imposed on the net assessed corporate income tax liability, resulting in an aggregate effective German corporate income tax charge of 26.375%, which does not include German local trade tax. The corporate income tax rate was increased by the Flood Victim Solidarity Act enacted in September 2002. As a result of the new law, the German corporate income tax rate will increase from 25% to 26.5% for fiscal year 2003 only.

      In addition, a German resident company is subject to profit-related trade tax, which is levied on our trade income. The effective rate of the trade tax depends on the rate set by each municipality where the company is resident. It generally ranges from 15 to 21%. In computing the income tax of a corporation, the trade tax on income is deductible as a business expense.

      Under current legislation, losses generally can be accumulated for corporate income tax as well as for trade tax purposes. To the extent losses cannot be offset against taxable income, the remaining portion can be carried forward indefinitely. For corporate income tax purposes there is an optional carryback to the previous year of up to EUR 511,500.

          German Withholding Tax on Dividends

      The full amount of a dividend distributed by the company is generally subject to German withholding tax at the domestic rate of 20%, plus a solidarity surcharge of 5.5% (effectively 1.1% of the dividend before taxes) resulting in an aggregate rate of withholding of 21.1%.

      From January 1, 2001, as a result of the German Tax Reduction Act, the abolition of the corporate income tax credit system eliminated certain benefits previously available to U.S. Holders under the Treaty.

          Other German Taxes

      No German transfer, stamp or other similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a U.S. Holder. Currently, net worth tax is not levied in Germany.

          German Taxation of Bonus Shares

      The German tax authorities recently issued a release dated Dec. 13, 2002 stating that the receipt of bonus shares in January 2002 with respect to shares purchased in our third public offering in 2000 should constitute other taxable income within the meaning of Section 22 No. 3 German Income Tax Act

(Einkommensteuergesetz). U.S. holders are therefore not subject to German income tax with respect to bonus shares received in connection with our third public offering. The German tax authorities will therefore treat the receipt of bonus shares in connection with the third public offering differently than the receipt of bonus shares in connection with the second public offering.

      According to a release of the Federal Ministry of Finance dated December 10, 1999, bonus shares received in 2000 with respect to shares purchased in the second public offering in 1999 should be taxed as taxable dividend income to the shareholders although no withholding tax was to be retained.

      However, the local tax court in Duesseldorf held in a recent ruling that the receipt of bonus shares should be treated as a purchase price adjustment for German tax purposes. This decision has been appealed and is now pending before the German federal tax court. Shareholders may consider appealing any German income tax assessment that treats the receipt of bonus shares as a taxable dividend.

Special Tax Rules for U.S. Holders

      This section applies only if you hold your shares or ADSs as capital assets for tax purposes. It does not address all material tax consequences of owning shares or ADSs. This section does not address special classes of holders that are subject to special rules, including:

•	tax-exempt entities;

•	life insurance companies;

•	dealers in securities;

•	traders in securities that elect a mark-to-market method of accounting for securities holdings;

•	investors liable for the alternative minimum tax;

•	investors that actually or constructively own 10% or more of our voting stock;

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the U.S. dollar.

          Imposition and Refund of German Withholding Tax

      Under the Treaty, a U.S. Holder will be entitled to claim a refund to the extent the amount withheld exceeds the 15% rate provided under the Treaty, but will not be entitled to the additional payment associated with 2001 dividends.

      Accordingly, for a declared dividend of 100, a U.S. Holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The U.S. Holder is then entitled to a partial refund from the German tax authorities in the amount of 6.1% of the gross dividend, which is equal to the difference between the amount withheld at the German domestic dividend withholding rate (plus solidarity surcharge) and the amount computed under the applicable treaty rate (21.1% aggregate German withholding tax minus 15% Treaty withholding tax rate). As a result, the U.S. Holder will effectively receive a total of 85 (i.e., 85% of the declared dividend). The U.S. Holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

      The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax), generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder’s U.S. federal income tax liability or, at the holder’s election, may be deducted in computing taxable income. A U.S. Holder will not be able to claim credits for German taxes that would have been refunded if the holder had filed a claim for a refund. For foreign tax credit purposes, dividends we pay will be foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income”. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial. U.S. Holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

      Dividends will be paid in euro and will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the holder or, in the case of ADSs, by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

          Taxation of Capital Gains

      Under the Treaty, a U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of shares or ADSs provided that the shares or ADSs subject to such transfer are not held as part of a permanent establishment or a fixed base in Germany.

      For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%. A U.S. Holder’s ability to offset capital losses against income is subject to limitations. Deposits and withdrawals of shares in exchange for ADSs will not result in the recognition of gain or loss for U.S. federal income tax purposes.

          German Inheritance and Gift Tax

      Under the estate tax treaty between the United States and Germany a transfer of shares or ADSs by gift or at death is generally not subject to German inheritance or gift tax, if the donor or the transferor is domiciled in the United States. However, this does not apply if the heir, donee or other beneficiary is domiciled in Germany. In this case, the transferred shares or ADSs are subject to German inheritance or gift tax. However, the amount of federal estate tax paid in the United States with respect to the transferred shares or ADSs will be credited against the German inheritance or gift tax liability pursuant to the estate tax treaty.

          Bonus Shares

      Certain holders who acquired shares or ADSs at the time they were offered in our third public offering in 2000 were entitled to receive bonus shares if they continued to hold their shares or ADSs up to a specified date. The receipt of bonus shares will be treated differently for U.S. and German tax purposes. From a U.S. tax perspective, the receipt of bonus shares should be treated as a purchase price adjustment. Accordingly, U.S. Holders would not include any amount in income upon the receipt of bonus shares, and instead would reallocate their tax basis between the prior shareholding and the bonus shares.

      Because the German tax authorities now take the view that the receipt of the bonus shares with respect to our third public offering constitutes other taxable income within the meaning of Section 22 No. 3 German Income Tax Act, U.S. Holders are not subject to German income tax with respect to these particular bonus shares. For further information, see “German Taxation of Bonus Shares” above.

      The German tax authorities currently treat the receipt of bonus shares with respect to our second public offering as a taxable dividend. Although the delivery of bonus shares was not subject to German withholding tax, a recipient who is a U.S. Holder would in principle still be liable for German tax at the 15% rate applicable to dividend income under the Treaty. A U.S. Holder must therefore file a tax return and report this income to the German tax authorities. For further information, see “German Taxation of Bonus Shares” above. For purposes of the U.S. foreign tax credit limitation, it is possible that any German taxes paid with respect to bonus shares may be allocated to general limitation income. In that event, a U.S. Holder who does not receive sufficient foreign-source general limitation income from other sources may not be able to derive effective foreign tax credit benefits in respect of those German taxes.

      In the case of a U.S. Holder’s sale or other disposition of the bonus shares or ADSs representing such bonus shares, the rules described above under “Taxation of Capital Gains” apply.

          Refund Procedures for U.S. Holders

      Pursuant to administrative procedures introduced on a trial basis (and which therefore could be amended or revoked at any time), a simplified collective refund procedure currently is available to certain U.S. Holders of ADSs that are held through brokers participating in the Depository Trust Company (“DTC”). Under these procedures, DTC provides the German tax authorities with electronic certification of the U.S. taxpayer status of such U.S. Holders based on information it receives from its broker participants, and collectively claims a refund on behalf of those U.S. Holders. This combined claim need not include evidence of a U.S. Holder’s entitlement to Treaty benefits. The German tax authorities will issue refunds on a preliminary basis to DTC, which in turn will issue corresponding refund checks to the participating brokers. Under audit procedures that apply for up to four years, the German tax authorities may require brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of ADSs, and official certifications on IRS Form 6166 of the last filed United States federal income tax returns of such holders (discussed below). Brokers participating in the DTC arrangements may require that holders provide documentation establishing their eligibility for Treaty benefits.

      Claims for Treaty refunds by U.S. Holders of ADSs who do not participate in the DTC procedures discussed above may be submitted to the German tax authorities by the depositary on behalf of those holders. Holders who are entitled to refunds in excess of EUR 153.39 for the calendar year normally must file their refund claim on an individual basis; however, the depositary may be in a position to make a refund claim on behalf of such holders. Details of the refund procedures for holders of ADSs can be obtained from the depositary.

      If a U.S. Holder does not submit a claim for a Treaty refund pursuant to the collective refund procedures described above, then it must submit a claim for refund on an individual basis on a special German form which must be filed with the German tax authorities at the following address: Bundesamt fuer Finanzen, Friedhofstrasse 1, 53221 Bonn, Germany. Copies of the required form may be obtained from the German tax authorities at that address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

      As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last filed U.S. federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, can be obtained from the Internal Revenue Service website at www.irs.gov). Requests for certification must be in writing and must include the U.S. Holder’s name, Social Security number or employer identification number and tax return form number, and the tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the U.S. Holder, who then must submit the certification with its claim for refund. A certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

      All claims for refund must be filed within four years of the end of the calendar year in which the dividend was received.

      Refunds under the Treaty are not available in respect of shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

          Information Reporting and Backup Withholding

      Dividends on shares or ADSs, and payments of the proceeds of a sale of shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 30% rate (for calendar years 2002 and 2003) unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

DOCUMENTS ON DISPLAY

      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of these Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding registrants that file electronically with the Commission. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11.     Quantitative and Qualitative Disclosures About Market Risk

      The following discussion should be read in conjunction with “Summary of Accounting Principles” in the notes to the consolidated financial statements, with note (34) to the consolidated financial statements which provides a summary of the nominal amounts of and terms for derivative financial instruments and note (39) to the consolidated financial statements which provides a summarized comparison of carrying values and fair values of derivative and non-derivative financial instruments and other information relating to those instruments.

RISK IDENTIFICATION AND ANALYSIS

      We are exposed to market risks primarily from changes in foreign exchange rates, interest rates and share prices associated with assets, liabilities or anticipated transactions that may affect our operating results and financial condition. We seek to minimize market risk through our regular operating and financing activities and, following the evaluation of the exposures, selectively enter into derivative or non-derivative hedging instruments. Hedging instruments are entered into as a rule with major financial institutions with at least a single A credit rating, thereby minimizing the risk of credit loss. We do not enter into derivative financial instruments for trading purposes or other speculative purposes.

      The activities of our Central Treasury are subject to policies approved by the Management Board and are monitored by the Supervisory Board. The Central Treasury’s policies address the use of derivative financial instruments, including the approval of counterparties, and the investment of excess liquidity. These policies are intended to minimize financial risks and to generate financial advantages for the entire group such as central management of cash resources and needs, cost reduction and the improvement of results from financial transactions. Central Treasury regularly informs the Management Board of the level and value of current market risk exposures. Certain transactions require prior approval by the Management Board. We regard effective market risk management as an important element of our treasury function. Simulations are carried out using market and worst-case scenarios in order to evaluate the effects of different market situations on our financial position. Our Central Treasury, operating as a service center, supplies financial services to individual Deutsche Telekom group entities appropriate to their requirements and local circumstances.

      There is no guarantee that this system will consistently identify all of the important risks or provide an adequate assessment of their impact.

      The following discussion and tables, which include forward-looking statements that involve risk and uncertainties, summarize our market-sensitive financial instruments and include fair values, maturity and contract terms.

FOREIGN EXCHANGE RATE RISK

      Currency risks arise from our investing, financing and operating activities. Since our corporate objective is pursued through our commercial operations — meaning the sale of telecommunications services — unwanted foreign currency exposures are normally hedged, provided the risks would affect our cash flows (transaction risk). Foreign currency risks that do not affect our cash flows (these are risks resulting from the translation of our foreign entities’ assets and liabilities into our reporting currency) generally remain unhedged. However, in specific circumstances, we may hedge the foreign currency conversion risk inherent in certain foreign assets, liabilities and results.

      For purposes of managing foreign currency risks, a distinction is made in principle between investing, financing and operating activities.

      Foreign currency transaction risks in the investment area arise from the acquisition and sale of investments in foreign entities. The Central Treasury hedges these exposures to the extent approved by the Management Board. In August 2002, we changed the hedging instruments related to our investment in shares of redeemable preferred stock of T-Mobile USA. Before the change, we hedged the foreign currency exposure inherent in the shares with short-term foreign currency forward contracts. After the change, the hedging instruments employed are short-term foreign currency forward contracts, five-year cross-currency interest rate swaps (we pay U.S. dollar at fixed rates and receive euro at fixed rates) and U.S. dollar-denominated long-term debt. At the end of December 2002, there were no hedges for forecasted acquisitions or sales of entities outside the euro zone in the investment area. The translation risk inherent in our net investments in foreign entities was unhedged at December 31, 2002. Effects from currency fluctuations on the translation of the net investments are reflected in our consolidated equity position. We were not subject to material foreign currency transaction risk in the investment area at December 31, 2002.

      Central Treasury hedges foreign currency risks in the financing area to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the group companies’ functional currencies (primarily euro, U.S. dollars and British pounds sterling). At December 31, 2002, foreign currency denominated liabilities for which foreign currency is hedged consist primarily of bonds and medium-term notes in Japanese yen, British pounds, Czech koruna and Polish zloty, as well as bank loans in U.S. dollars. A variety of short-term foreign currency inter-company loans are typically hedged with forward contracts. Forward currency contracts to sell Czech koruna and receive euro are used to hedge a euro-denominated bank loan at a foreign subsidiary. As a result of these hedging activities, we believe that we were not subject to material foreign exchange risk in the financing area at December 31, 2002.

      In the operating area, individual group entities conduct most of their activities in their respective functional currencies. Therefore, foreign currency transaction risk from our ongoing operations is considered low. Some group entities are, however, exposed to foreign currency transaction risk related to certain anticipated foreign exchange payments. These anticipated foreign exchange payments relate primarily to capital expenditures and expense payments to international telecommunications carriers for completing international calls made by our domestic customers. We occasionally enter into foreign currency forward contracts or foreign currency options to hedge these anticipated payments up to a maximum of one year. These payments are small compared to the group’s consolidated cash flows and did not expose the group to material foreign currency transaction risk at December 31, 2002.

      The table below provides information about foreign currency derivative instruments. The non-derivative foreign currency denominated assets and liabilities are indicated in the interest rate tables below.

December 31, 2002

Derivative instruments subject to foreign exchange risk

	Maturities
								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

	(millions of euro)
Foreign currency forward contracts
Buy USD/sell EUR(2)	687	17	15	11	11	11	752	(25)
Average contractual exchange rate (EUR/USD)	1.01	0.93	0.93	0.93	0.93	0.94	1.00
Buy GBP/sell EUR(2)	1,185	—	—	—	—	—	1,185	(28)
Average contractual exchange rate (EUR/GBP)	0.64						0.64
Buy JPY/sell EUR(2)	5	—	—	—	—	—	5	0
Average contractual exchange rate (EUR/JPY)	120.07						120.07
Buy HUF/sell EUR(2)	13	—	—	—	—	—	13	1
Average contractual exchange rate (EUR/HUF)	253.06						253.06
Buy USD/sell GBP(2)	0	—	—	—	—	—	0	0
Average contractual exchange rate (USD/GBP)	1.40	—					1.40
Sell USD/buy EUR(2)	2,126	35	1	1	—	—	2,163	96
Average contractual exchange rate (EUR/USD)	1.00	0.92	0.89	0.90			1.00
Sell GBP/buy EUR(2)	576	—	—	—	—	—	576	26
Average contractual exchange rate (EUR/GBP)	0.63	—					0.63
Sell JPY/buy EUR(2)	8	1	0	—	—	—	9	0
Average contractual exchange rate (EUR/JPY)	119.93	119.59	116.87				119.77
Sell CHF/buy EUR(2)	—	—	7	—	—	—	7	0
Average contractual exchange rate (EUR/CHF)	—		1.44	—			1.44
Sell HUF/buy EUR(2)	6	—	—	—	—	—	6	0
Average contractual exchange rate (EUR/HUF)	249.17						249.17
Sell CZK/buy EUR(2)	156	—	—	—	—	—	156	(58)
Average contractual exchange rate (EUR/CZK)	43.39	—					43.39
Foreign Currency Options
Buy USD-Put /EUR-Call(2)	4	—	—	—	—	—	4	0
Average strike rate (EUR/USD)	0.98						0.98

	Maturities
								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

	(millions of euro)
Cross-currency interest rate swaps
Receive fixed USD, pay fixed EUR(2)	—	—	—	—	—	18	18	2
Average pay rate (%)(1)						5.17	5.17
Average receive rate (%)(1)						6.56	6.56
Receive fixed EUR, pay fixed USD(2)	—	—	—	—	1,604	—	1,604	80
Average pay rate (%)(1)					4.16		4.16
Average receive rate (%)(1)					4.45		4.45
Receive fixed USD, pay variable EUR(2)	—	—	—	—	—	16	16	4
Average pay rate (%)(1)						3.56	3.56
Average receive rate (%)(1)						7.05	7.05
Receive variable USD, pay variable EUR (2)	—	—	—	—	—	42	42	(1)
Average pay rate (%)(1)						3.57	3.57
Average receive rate (%)(1)						1.84	1.84
Receive fixed GBP, pay variable EUR(2)	237	—	—	—	—	396	633	(18)
Average pay rate (%)(1)	3.35					5.28	4.56
Average receive rate (%)(1)	5.75					7.13	6.61
Receive variable EUR, pay variable GBP (2)	37	—	—	—	—	—	37	2
Average pay rate (%)(1)	4.53						4.53
Average receive rate (%)(1)	3.67						3.67
Receive fixed JPY, pay variable EUR(2)	—	—	—	—	—	246	246	(14)
Average pay rate (%)(1)						6.13	6.13
Average receive rate (%)(1)						3.65	3.65
Receive fixed JPY, pay fixed EUR(2)	—	326	—	233	—	93	652	(121)
Average pay rate (%)(1)		5.92		6.36		6.81	6.20
Average receive rate (%)(1)		1.50		1.95		2.40	1.79
Receive variable JPY, pay variable EUR (2)	360	—	893	—	—	—	1,253	(220)
Average pay rate (%)(1)	3.49		2.90				3.07
Average receive rate (%)(1)	0.42		(0.06)				0.08
Receive variable JPY, pay fixed EUR(2)	—	831	—	—	—	—	831	(138)
Average pay rate (%)(1)		5.88					5.88
Average receive rate (%)(1)		1.17					1.17
Receive fixed EUR, pay variable CHF(2)	—	—	20	—	—	—	20	0
Average pay rate (%)(1)			1.87				1.87
Average receive rate (%)(1)			4.31				4.31
Receive variable EUR, pay variable CHF (2)	38	—	—	—	—	—	38	0
Average pay rate (%)(1)	1.33						1.33
Average receive rate (%)(1)	3.72						3.72
Receive fixed EUR, pay fixed CZK(2)	—	—	10	—	—	—	10	0
Average pay rate (%)(1)			4.19				4.19
Average receive rate (%)(1)			4.31				4.31
Receive variable CZK, pay variable EUR (2)	—	—	—	—	—	55	55	(3)
Average pay rate (%)(1)						3.78	3.78
Average receive rate (%)(1)						4.03	4.03
Receive variable CZK, pay variable EUR (2)	—	—	50	—	—	—	50	(2)
Average pay rate (%)(1)			5.10				5.10
Average receive rate (%)(1)			4.56				4.56
Receive variable EUR, pay fixed HUF(2)	—	—	—	50	—	—	50	(9)
Average pay rate (%)(1)				9.92			9.92
Average receive rate (%)(1)				3.81			3.81
Receive variable EUR, pay variable HUF (2)	793	—	—	—	—	—	793	(45)
Average pay rate (%)(1)	10.18						10.18
Average receive rate (%)(1)	3.71						3.71
Receive variable EUR, pay variable HUF (2)	—	—	—	252	—	—	252	(2)
Average pay rate (%)(3)				BUBOR6M			BUBOR6M
Average receive rate (%)(3)				EURIBOR6M			EURIBOR6M
Receive variable EUR, pay fixed SKK(2)	20	—	—	—	—	—	20	(9)
Average pay rate (%)(1)	9.15						9.15
Average receive rate (%)(1)	3.43						3.43

	Maturities
								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

	(millions of euro)
Receive fixed PLN, pay variable EUR(2)	—	—	—	—	72	—	72	6
Average pay rate (%)(1)					5.66		5.66
Average receive rate (%)(1)					11.57		11.57

(1)	Weighted average settlement rates applicable to the current settlement period.
(2)	Represents notional amounts.
(3)	Settlement rates applicable to a forward starting period.

     The fair value of cross-currency interest rate swaps is affected by changes foreign exchange rates and also by changes in interest rates as described below under “Interest Rate Risk.”

INTEREST RATE RISK

      We are exposed to market risk arising from changing interest rates, primarily in the euro-zone, in the United Kingdom and in the United States. In order to mitigate the impact of interest rate fluctuations in these areas we separately manage the interest rate risk for euro, U.S. dollar and British pound-denominated liquid financial assets and liabilities. Once per year, our Management Board specifies a desired mixture of fixed- and floating-rate liquid financial assets and liabilities for a future term of three years. Under consideration of our existing and forecasted debt structure, Central Treasury enters into interest rate derivatives to modify the interest payments on the debt to the mixture defined by our Management Board. As a result of the mentioned derivative hedging activities, 70% of our euro-denominated liquid financial assets and liabilities, 99% of the British pound-denominated liquid financial assets and liabilities, and 83% of the U.S. dollar-denominated liquid financial assets and liabilities, had interest rates that were effectively fixed at December 31, 2002.

      The following tables summarize the principal amounts and fair values, maturity and other material contract terms of the interest rate sensitive derivative and non-derivative financial instruments that we held at December 31, 2002.

December 31, 2002

Assets and related derivative instruments subject to interest rate risk

	Maturities
								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

	(millions of euro)
ASSETS
Long-term loans
Fixed rate, EUR(3)	2	2	6	2	2	9	23	23
Average interest rate (%)(1)	3.5	3.5	4.8	3.5	3.5	3.5	3.8
Variable rate, EUR(3)	42	—	—	—	—	—	42	44
Average interest rate (%)(1)	3.2						3.2
Fixed rate, HRK(3)	—	—	—	—	—	5	5	5
Average interest rate (%)(1)						1.0	1.0
Fixed rate, HUF(3)	—	9	—	—	—	—	9	9
Average interest rate (%)(1)	—	10.0	—		—	—	10.0
Fixed rate, USD(3)		—	—	11	—		11	11
Average interest rate (%)(1)				7.5			7.5
Variable rate, USD(3)	17	—	—	—	—	—	17	17
Average interest rate (%)(1)	6.4						6.4
Investments in non-current securities
Fixed rate, EUR(3)	101	2	1	—	—	—	104	104
Average interest rate (%)(1)	4.5	3.4	4.5				4.5
Variable rate, EUR(3)	—	—	—	—	—	2	2	2
Average interest rate (%)(1)						—	—
Fixed rate, GBP(3)	72	—	—	—	—	—	72	72
Average interest rate (%)(1)	5.0						5.0
Fixed rate, HRK(3)	5	27	14	—	—	7	53	53
Average interest rate (%)(1)	8.0	8.5	8.4			6.9	8.2
Fixed rate, SKK(3)	2	—	—	—	—	—	2	2
Average interest rate (%)(1)	11.5						11.5
Fixed rate, USD(3)	5	—	—	—	—	—	5	5
Average interest rate (%)(1)	9.5						9.5

	Maturities
								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

	(millions of euro)
Investments in marketable securities
Fixed rate EUR(3)	27	343	—	—	—	—	370	370
Average interest rate (%)(1)	6.3	5.1					5.2
Variable rate HRK(3)	34	—	—	—	—	—	34	34
Average interest rate (%)(1)	5.3						5.3
Fixed rate HUF(3)	2	—	—	—	—	—	2	2
Average interest rate (%)(1)	9.5						9.5
Liquid Assets
Fixed rate EUR(3)	343	—	—	—	—	—	343	343
Average interest rate (%)(1)	3.4						3.4
Variable rate, EUR(3)	364	—	—	—	—	—	364	364
Average interest rate (%)(1)	2.9						2.9
Variable rate BRL(3)	9	—	—	—	—	—	9	9
Average interest rate (%)(1)	24.9						24.9
Variable rate CHF(3)	125	—	—	—	—	—	125	125
Average interest rate (%)(1)	0.6						0.6
Variable rate, CZK(3)	44	—	—	—	—	—	44	44
Average interest rate (%)(1)	2.5						2.5
Variable rate, GBP(3)	195	—	—	—	—	—	195	195
Average interest rate (%)(1)	4.0						4.0
Variable rate, HRK(3)	385	—	—	—	—	—	385	385
Average interest rate (%)(1)	3.9						3.9
Variable rate, HUF(3)	41	—	—	—	—	—	41	41
Average interest rate (%)(1)	8.4						8.4
Variable rate, JPY(3)	(2)	—	—	—	—	—	(2)	(2)
Average interest rate (%)(1)	0.1						0.1
Variable rate, PLN(3)	2	—	—	—	—	—	2	2
Average interest rate (%)(1)	6.7						6.7
Variable rate, SGD(3)	8	—	—	—	—	—	8	8
Average interest rate (%)(1)	0.8						0.8
Variable rate, SKK(3)	307	—	—	—	—	—	307	307
Average interest rate (%)(1)	5.1						5.1
Fixed rate USD(3)	1	—	—	—	—	—	1	1
Average interest rate (%)(1)	0.8						0.8
Variable rate, USD(3)	74	—	—	—	—	—	74	74
Average interest rate (%)(1)	1.4						1.4
Variable rate, ZAR(3)	9	—	—	—	—	—	9	9
Average interest rate (%)(1)	13.5						13.5

(1)	Weighted average settlement rates applicable to the current settlement period.
(2)	Represents notional amounts.
(3)	Maturity amounts presented in book value.

December 31, 2002

Liabilities and related derivative instruments subject to interest rate risk

	Maturities
								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

	(millions of euro)
LIABILITIES
Bonds and debentures, EUR
Fixed rate(4)	5,754	9,830	3,246	4,560	3,500	9,540	36,430	37,933
Average interest rate (%)(1)	4.9	7.2	5.7	5.8	7.0	6.7	6.4
Variable rate(4)	1,916	1,050	350	128	—	—	3,444	3,469
Average interest rate (%)(1)	3.6	3.9	5.0	4.4			3.9
Bonds and debentures, GBP
Fixed rate(4)	231	—	960	—	—	1,620	2,811	2,871
Average interest rate (%)(1)	5.8		7.1			7.2	7.1
Bonds and debentures, USD
Fixed rate(4)	182	124	3,059	—	—	7,720	11,085	12,813
Average interest rate (%)(1)	1.8	6.2	7.6			8.5	8.1

	Maturities
								Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value

	(millions of euro)
Bonds and debentures, CZK
Fixed rate(4)	—	159	—	—	—	—	159	173
Average interest rate (%)(1)		8.2					8.2
Variable rate(1)	—	—	50	—	—	—	50	52
Average interest rate (%)(1)			4.3				4.3
Bonds and debentures, JPY
Fixed rate(4)	5	326	727	233	—	93	1,384	1,405
Average interest rate (%)(1)	0.4	1.5	1.5	2.0		2.4	1.6
Variable rate(4)	350	831	—	—	—	—	1,181	1,205
Average interest rate (%)(1)	0.4	1.7					1.3
Bonds and debentures, HUF
Fixed rate(4)	55	—	—	—	—	1	56	56
Average interest rate (%)(1)	9.2					0.0	9.1
Variable rate(4)	42	—	—	—	—	—	42	43
Average interest rate (%)(1)	10.3						10.3
Bonds and debentures, PLN
Fixed rate(4)	—	—	—	—	110	—	110	124
Average interest rate (%)(1)					9.7		9.7
Liabilities to banks, EUR
Fixed rate(4)	804	335	157	21	102	571	1,990	2,037
Average interest rate (%)(1)	6.1	6.7	6.5	5.8	6.9	7.1	6.6
Variable rate(4)	133	1	2	—	—	270	406	411
Average interest rate (%)(1)	3.3	4.7	3.9			3.2	3.2
Liabilities to banks, AUD
Variable rate(4)	3	—	—	—	—	—	3	3
Average interest rate (%)(1)	8.8						8.8
Liabilities to banks, GBP
Fixed rate(4)	108	69	2,329	110	111	519	3,246	3,258
Average interest rate (%)(1)	4.6	6.3	4.8	6.3	6.3	6.7	5.2
Variable rate(4)	36	38	38	19	—	—	131	131
Average interest rate (%)(1)	4.2	4.2	4.2	4.2			4.2
Liabilities to banks, USD
Fixed rate(4)	4	4	4	4	4	14	34	36
Average interest rate (%)(1)	6.8	6.8	6.8	6.8	6.8	6.8	6.8
Variable rate(4)	2	3	3	3	3	20	34	34
Average interest rate (%)(1)	1.5	1.6	1.6	1.6	1.6	1.6	1.6
Liabilities to banks, HUF
Fixed rate(4)	128	56	1	1	1	—	187	197
Average interest rate (%)(1)	8.8	11.5	0.0	0.0	0.0		9.4
Variable rate(4)	122	39	48	3	13	23	248	248
Average interest rate (%)(1)	8.6	8.6	8.7	9.1	8.8	9.3	8.7
Liabilities to banks, JPY
Fixed rate(4)	1	—	—	—	—	—	1	1
Average interest rate (%)(1)	0.7						0.7
Liabilities to banks, CZK
Fixed rate(4)	—	1	—	—	—	—	1	1
Average interest rate (%)(1)		9.5					9.5
Variable rate(4)	—	11	—	—	—	—	11	11
Average interest rate (%)(1)		3.1					3.1
EUR interest rate swaps
Receive variable, pay fixed (2)	2,097	—	892	—	307	1,356	4,652	(336)
Average pay rate (%)(1)	4.54		5.65		5.82	5.90	5.23
Average receive rate (%)(1)	3.23		2.90		3.01	2.94	3.07
EUR interest rate swaps
Receive fixed pay variable (2)	3,175	7,156	—	—	332	1,356	12,019	364
Average pay rate (%)(1)	3.31	3.29			3.22	2.94	3.26
Average receive rate (%)(1)	4.57	4.21			5.12	5.22	4.44
Forward EUR interest rate swaps
Receive fixed pay variable (2)	—	—	820	—	—	—	820	22
Average pay rate (%)(3)			EURIBOR6M				EURIBOR6M
Average receive rate (%)(3)			4.21				4.21

	Maturities
											Fair
	2003	2004	2005		2006	2007		Thereafter	Total		Value

	(millions of euro)
GBP interest rate swaps
Receive variable, pay fixed (2)	115	—	1,075		385	—		—	1,575		(71)
Average pay rate (%)(1)	6.64		5.97		5.53				5.91
Average receive rate (%)(1)	3.94		3.93		3.94				3.94
Forward GBP interest rate swaps
Receive variable, pay fixed (2)	—	—	307		—	—		—	307		(12)
Average pay rate (%)(1)			6.04						6.04
Average receive rate (%)(1)			GBP (LIBOR6M	)					GBP (LIBOR6M	)
JPY interest rate swaps
Receive fixed, pay variable (2)	—	—	723		—	—		—	723		20
Average pay rate (%)(1)			0.32						0.32
Average receive rate (%)(1)			1.50						1.50
USD interest rate swaps
Receive fixed, pay variable (2)	—	—			—	—		1,144	1,144		265
Average pay rate (%)(1)								2.11	2.11
Average receive rate (%)(1)								8.00	8.00
Forward USD interest rate swaps
Receive variable, pay fixed (2)	—	—	—		—	2,859		—	2,859		(175)
Average pay rate (%)(3)						5.07			5.07
Average receive rate (%)(3)						USD (LIBOR6M	)		USD (LIBOR6M	)
Forward HUF interest rate swaps
Receive variable, pay fix(2)	—	—	—		—	269		—	269		(11)
Average pay rate (%)(3)						9.25			9.25
Average receive rate (%)(3)						BUBOR6M			BUBOR6M
CZK interest rate swaps
Receive fixed, pay variable (2)	—	13	—		—	—		—	13		1
Average pay rate (%)(1)		3.18							3.18
Average receive rate (%)(1)		8.14							8.14
GBP interest rate caps purchased(2)	38	—	—		—	—		—	38		0
Average cap strike rate	7.5								7.5

(1)	Weighted average settlement rates applicable to the current settlement period.
(2)	Represents notional amounts.
(3)	Settlement rates applicable to a forward starting period.
(4)	Maturity amounts presented in book value.

EQUITY PRICE RISK

      We continuously evaluate investment opportunities in order to meet our business and strategic goals. With limited exceptions, it is our intention not to hedge fair value changes of our equity investments arising from fluctuations in quoted share prices. The table below presents the cost and fair value of those marketable equity securities comprising investments in start-up companies as well as other participations we held at December 31, 2002 which are sensitive to changes in share prices.

	December 31, 2002
	Assets subject to
	equity price risk

	Carrying value	Fair Value

	(millions of euro)
Investments in marketable equity securities	752	907

CHANGES IN MARKET RISK EXPOSURE IN 2002 COMPARED TO 2001

      The issuance of medium-term notes denominated in British pounds, Japanese yen, Polish zloty and Czech koruna and borrower’s note loans in Japanese yen in 2002 did not lead to any material increase in foreign currency transaction exposure, as these debt instruments were converted into euro using cross-currency interest rate swaps.

      In accordance with the transfer of an intercompany British pound-denominated loan asset into an equity interest at the end of 2001, cross-currency swaps (we paid British pounds at variable rates and received U.S. dollars at variable rates) and British pound interest rate swaps (we paid British pounds at fixed rates and received British pounds at variable rates) used to hedge the foreign currency and interest rate risks inherent in the intercompany loan asset were terminated early at the beginning of 2002.

      To achieve the defined mixture of fixed and floating rate debt in our functional currencies, Central Treasury entered into forward U.S. dollar-denominated interest rate swaps (we will pay U.S. dollars at fixed rates and will receive U.S. dollars at variable rates) and cross-currency interest rate swaps (we pay U.S. dollars at fixed rates and receive euro at fixed rates) in 2002. In addition, we early terminated U.S. dollar-denominated interest rate swaps (we paid U.S. dollars at variable rates and received U.S. dollars at fixed rates), euro-denominated interest rate swaps (we paid euro at fixed rates and received euro at variables rates) and cross-currency interest rate swaps (we paid euro at variable rates and received U.S. dollars at variable rates). The result of these adjustments is that the level of U.S. dollar liquid financial assets and liabilities at fixed rates increased whereas the level of euro liquid financial assets and liabilities at fixed rates declined. The termination of cross-currency swaps reduced the euro-denominated debt and increased the U.S. dollar-denominated debt position. Further, we terminated British pound-denominated interest swaps (we paid British pounds at fixed rates and received British pounds at variable rates) in 2002 to reduce the level of British pound-denominated liquid financial assets and liabilities at fixed rates. At December 31, 2002 interest rates for 70% of the euro liquid financial assets and liabilities and 99% of the British pound liquid financial assets and liabilities were effectively fixed compared to 75% and 85% at December 31, 2001. The effective U.S. dollar fixed rate debt level, which was 83% at December 31, 2002, was measured and managed for the first time in 2002.

ITEM 12.     Description of Securities Other than Equity Securities

      Not applicable.

PART II

ITEM 13.     Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not applicable.

ITEM 15.     Controls and Procedures

      Within 90 days prior to the date of this report (the “Evaluation Date”), our Chairman of the Management Board and Deputy Chairman of the Management Board carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13(a)-14(c) and 15(d)-14(c) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities.

      There were no significant changes in our internal controls, or in other factors that could significantly affect these controls subsequent to the Evaluation Date, and no corrective actions with regard to significant deficiencies and material weaknesses were undertaken.

ITEM 16.     [Reserved]

PART III

ITEM 17.     Financial Statements

      Not applicable.

ITEM 18.     Financial Statements

      See pages F-1 through F-90.

Separate financial statements required by Rule 3-09 of Regulation S-X will be filed as an amendment to this Form 20-F. We expect to file these separate financial statements when available on or before June 30, 2003. Each amendment will be available through the Securities and Exchange Commission’s website at www.sec.gov shortly after its filing with the Commission. Summarized financial information for these companies for 2001 and 2000 as applicable is set forth in the notes to the consolidated financial statements.

ITEM 19.     Exhibits

      Documents filed as exhibits to this Annual Report.

1.1	Memorandum and Articles of Association (Satzung) of Deutsche Telekom AG as amended to date (English translation included).

2.1	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Deutsche Telekom’s Registration Statement on Form F-3, File No. 333-12096).

2.2	Except as noted above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Agreement and Plan of Merger dated as of July 23, 2000, as amended and restated on February 8, 2001, and as amended on April 13, 2001, between Deutsche Telekom AG and VoiceStream Wireless Corporation and Bega, Inc. (incorporated by reference to Deutsche Telekom’s registration statement on Form F-4, File No. 333-47306, as amended through February 9, 2001).

4.2	Amendment No. 1 dated as of April 13, 2001, to the Merger Agreement among Deutsche Telekom AG, VoiceStream and a Delaware corporation formed by Deutsche Telekom AG (incorporated herein by reference to Exhibit 29 to Deutsche Telekom AG’s Amendment No. 4 to Schedule 13D in respect to VoiceStream filed on May 1, 2001).

8.1	List of subsidiaries as of the end of the year covered by this Annual Report.

10.1	Consent of Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft AG and PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft.

10.2	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report or amendment thereto on its behalf.

DEUTSCHE TELEKOM AG

	By:	/s/ KAI-UWE RICKE

	Name:	Kai-Uwe Ricke
	Title:	Chairman of the Management Board

	By:	/s/ KARL-GERHARD EICK

	Name:	Karl-Gerhard Eick
	Title:	Deputy Chairman of the Management Board Finance and Controlling
Date: April 17, 2003

Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Kai-Uwe Ricke, certify that:

1.	I have reviewed this annual report on Form 20-F of Deutsche Telekom;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function:

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

/s/ KAI-UWE RICKE

Kai-Uwe Ricke
Chairman of the Management Board

Date: April 17, 2003

Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Karl-Gerhard Eick, certify that:

1.	I have reviewed this annual report on Form 20-F of Deutsche Telekom;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function:

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

/s/ KARL-GERHARD EICK

Karl-Gerhard Eick
Deputy Chairman of the Management Board
Finance and Controlling

Date: April 17, 2003

DEUTSCHE TELEKOM AG

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Management and Shareholders of Deutsche Telekom AG

      We have audited the accompanying consolidated balance sheets of Deutsche Telekom AG as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Germany.

      Accounting principles generally accepted in Germany vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results of operations for the years ended December 31, 2002 and 2001, and the determination of consolidated shareholders’ equity and consolidated financial position at December 31, 2002 and 2001 to the extent summarized in Notes 40, 41, 42 and 43 to the consolidated financial statements.

March 17, 2003

Ernst & Young

Deutsche Allgemeine Treuhand AG
Wirtschaftspruefungsgesellschaft
Stuttgart

(Prof. Dr. Pfitzer)	(Hollweg)
Wirtschaftspruefer	Wirtschaftspruefer

PwC Deutsche Revision

Aktiengesellschaft
Wirtschaftspruefungsgesellschaft
Frankfurt am Main

(Frings)	(Laue)
Wirtschaftspruefer	Wirtschaftspruefer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Management and Shareholders of Deutsche Telekom AG

      We have audited the accompanying consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects the consolidated results of operations and cash flows of Deutsche Telekom AG for the year ended December 31, 2000 in conformity with accounting principles generally accepted in Germany.

      Accounting principles generally accepted in Germany vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2000 to the extent summarized in Notes 40, 41, 42 and 43 to the consolidated financial statements.

Frankfurt am Main
March 26, 2001,
except for Notes 40, 41, 42 and 43 as to which the date is February 13, 2002

PwC Deutsche Revision

Aktiengesellschaft
Wirtschaftspruefungsgesellschaft

(Frings)	(Laue)
Wirtschaftspruefer	Wirtschaftspruefer

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,

	Notes	2002	2001	2000

		(millions of €)
Net revenue	(1)	53,689	48,309	40,939
Change in inventories and other own capitalized costs	(2)	534	879	864

Total operating performance		54,223	49,188	41,803

Other operating income	(3)	3,901	6,619	11,002
Goods and services purchased	(4)	(14,418)	(13,477)	(11,950)
Personnel costs	(5)	(13,480)	(12,114)	(9,718)
Depreciation and amortization	(6)	(36,880)	(15,221)	(12,991)
Other operating expenses	(7)	(14,110)	(12,151)	(10,424)
Financial income (expense), net	(8)	(6,022)	(5,348)	(1,230)

Results from ordinary business activities		(26,786)	(2,504)	6,492

Extraordinary losses	(9)	—	—	(159)
Income tax expense (benefit)	(10)	2,483	(808)	(318)

Income (loss) after taxes		(24,303)	(3,312)	6,015
Losses applicable to minority shareholders	(11)	(284)	(142)	(89)

Net income (loss)		(24,587)	(3,454)	5,926

Earnings (loss) per share in €		(5.86)	(0.93)	1.96

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		As of December 31,

	Notes	2002	2001

		(millions of €)
Assets
Noncurrent assets
Intangible assets	(12)	53,402	80,051
Property, plant and equipment	(13)	53,955	58,708
Financial assets	(14)	4,169	7,957

		111,526	146,716

Current assets
Inventories, materials and supplies	(15)	1,556	1,671
Receivables	(16)	6,258	6,826
Other assets	(17)	3,392	4,966
Marketable securities	(18)	413	702
Liquid assets	(19)	1,905	2,868

		13,524	17,033

Prepaid expenses, deferred charges and deferred taxation	(20)	771	813

		125,821	164,562

Shareholders’ equity and liabilities
Shareholders’ equity	(21)
Capital stock	(22)	10,746	10,746
Additional paid-in capital	(23)	50,077	49,994
Retained earnings	(24)	248	5,179
Unappropriated net income carried forward from previous year		23	101
Net loss		(24,587)	(3,454)
Cumulative translation adjustment account		(5,079)	(1,572)
Minority interest	(25)	3,988	5,307

		35,416	66,301

Accruals
Pensions and similar obligations	(27)	3,942	3,661
Other accruals	(28)	12,155	14,766

		16,097	18,427

Liabilities	(29)
Debt		63,044	67,031
Other		10,541	12,020

		73,585	79,051

Deferred income		723	783

		125,821	164,562

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED NONCURRENT ASSETS

	Acquisition or production cost

			Changes in the
			composition of
	Jan. 1,	Translation	the Deutsche			Reclassi-	Dec. 31,
(millions of €)	2002	adjustment	Telekom Group	Additions	Disposals	fications	2002

Intangible assets
Concessions, industrial and similar rights and assets, and licences in such rights and assets	43,168	(4,318)	1,008	776	756	896	40,774
Goodwill statements	46,075	(4,509)	215	4,482	23	635	46,875
Advance payments	200	1	1	97	5	(160)	134

	89,443	(8,826)	1,224	5,355	784	1,371	87,783

Property, plant and equipment
Land and equivalent rights, and buildings including buildings on land owned by third parties	19,901	(19)	191	177	1,569	98	18,779
Technical equipment and machinery	81,905	(830)	412	3,435	1,413	2,951	86,460
Other equipment, plant and office equipment	6,955	(116)	3	816	437	(648)	6,573
Advance payments and construction in progress	2,955	(149)	23	2,627	20	(3,162)	2,274

	111,716	(1,114)	629	7,055	3,439	(761)	114,086

Financial assets
Investments in unconsolidated subsidiaries	297	0	27	29	39	(4)	310
Loans to unconsolidated subsidiaries	82	0	0	22	46	0	58
Investments in associated companies	4,776	(425)	(193)	551	566	(992)	3,151
Other investments in related companies	2,303	(8)	1	46	1,236	382	1,488
Long-term loans to associated and related companies	870	(4)	(25)	5	29	(17)	800
Other investments in noncurrent securities	903	(1)	0	50	319	(11)	622
Other long-term loans	535	(2)	(236)	49	257	32	121

	9,766	(440)	(426)	752	2,492	(610)	6,550

	210,925	(10,380)	1,427	13,162	6,715	0	208,419

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Depreciation, amortization and write-downs

			Changes in the
			composition of
	Jan. 1,	Translation	the Deutsche
(millions of €)	2002	adjustment	Telekom Group	Additions

Intangible assets
Concessions, industrial and similar rights and assets, and licences in such rights and assets	3,914	(1,321)	512	14,242
Goodwill statements	5,478	(1,295)	74	13,108
Advance payments	0	0	0	5

	9,392	(2,616)	586	27,355

Property, plant and equipment
Land and equivalent rights, and buildings including buildings on land owned by third parties	6,838	(7)	38	928
Technical equipment and machinery	41,958	(172)	94	7,607
Other equipment, plant and office equipment	4,212	(46)	(14)	989
Advance payments and construction in progress	0	0	0	1

	53,008	(225)	118	9,525

Financial assets
Investments in unconsolidated subsidiaries	69	0	28	102
Loans to unconsolidated subsidiaries	0	0	0	0
Investments in associated companies	832	(29)	1	316
Other investments in related companies	408	(1)	0	678
Long-term loans to associated and related companies	475	0	1	322
Other investments in noncurrent securities	24	0	0	384
Other long-term loans	1	0	0	13

	1,809	(30)	30	1,815

	64,209	(2,871)	734	38,695

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Net carrying
	Depreciation, amortization and write-downs				amount

		Reclassi-	Reinstated	Dec. 31,	Dec. 31,	Dec. 31,
(millions of €)	Disposals	fications	depreciation	2002	2002	2001

Intangible assets
Concessions, industrial and similar rights and assets, and licences in such rights and assets	732	329	7	16,937	23,837	39,254
Goodwill statements	23	97	0	17,439	29,436	40,597
Advance payments	0	0	0	5	129	200

	755	426	7	34,381	53,402	80,051

Property, plant and equipment
Land and equivalent rights, and buildings including buildings on land owned by third parties	434	55	1	7,417	11,362	13,063
Technical equipment and machinery	1,171	110	0	48,426	38,034	39,947
Other equipment, plant and office equipment	366	(485)	3	4,287	2,286	2,743
Advance payments and construction in progress	0	0	0	1	2,273	2,955

	1,971	(320)	4	60,131	53,955	58,708

Financial assets
Investments in unconsolidated subsidiaries	32	0	6	161	149	228
Loans to unconsolidated subsidiaries	0	0	0	0	58	82
Investments in associated companies	137	(425)	0	558	2,593	3,944
Other investments in related companies	937	319	0	467	1,021	1,895
Long-term loans to associated and related companies	1	0	0	797	3	395
Other investments in noncurrent securities	24	0	0	384	238	879
Other long-term loans	0	0	0	14	107	534

	1,131	(106)	6	2,381	4,169	7,957

	3,857	0	17	96,893	111,526	146,716

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Net income (loss)	(24,587)	(3,454)	5,926
Income applicable to minority shareholders	284	142	89

Income (loss) after taxes	(24,303)	(3,312)	6,015
Depreciation and amortization	36,880	15,221	12,991
Income tax (expense) benefit	(2,847)	751	194
Net interest expense	4,048	4,138	3,097
Net gains from the disposition of noncurrent assets	(428)	(1,106)	(4,796)
Results from associated companies	430	547	(1,890)
Other noncash transactions	1,144	(1,146)	(2,661)
(Increase) decrease in capitalized working capital*	184	428	(1,791)
(Increase) decrease in accruals	1,410	(136)	1,078
Decrease in other working capital carried as a liability**	101	761	1,391
Income taxes (paid) received	(15)	10	(871)
Dividends received	63	115	189

Cash generated from operations	16,667	16,271	12,946

Interest paid	(6,112)	(4,779)	(3,873)
Interest received	1,908	442	927

Net cash provided by operating activities	12,463	11,934	10,000

Cash outflows from investments in
— intangible assets	(841)	(1,021)	(15,980)
— property, plant and equipment	(6,784)	(9,847)	(7,556)
— financial assets	(568)	(498)	(8,487)
— consolidated companies	(6,405)	(5,695)	(4,343)
Cash inflows from disposition of
— intangible assets	14	208	10
— property, plant and equipment	1,304	1,146	655
— financial assets	1,130	3,514	4,474
— shareholdings in consolidated companies and business units	697	1,004	3,114
Net change in short-term investments and marketable securities	226	4,440	401
Other	1,187	1,384	6

Net cash used for investing activities	(10,040)	(5,365)	(27,706)

Net repayment of short-term debt	(10,012)	(10,266)	(780)
Issuance of medium and long-term debt	11,677	13,949	19,708
Repayments of medium and long-term debt	(3,472)	(6,589)	(2,408)
Dividends paid	(1,582)	(1,905)	(1,914)
Proceeds from share offering	1	—	3,255
Change in minority interests	(47)	—	2

Net cash provided by (used for) financing activities	(3,435)	(4,811)	17,863

Effect of foreign currency exchange rate changes on cash and cash equivalents	(14)	(26)	(29)

Net increase (decrease) in cash and cash equivalents	(1,026)	1,732	128

Cash and cash equivalents, at beginning of year	2,738	1,006	878

Cash and cash equivalents, at end of year	1,712	2,738	1,006

*	Change in receivables, liabilities, other assets, inventories, materials and supplies and prepaid expenses and deferred charges.
**	Change in other liabilities (which do not relate to financing activities) and deferred income.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Consolidated shareholders’
			equity generated							Minority interest
							Shareholders’
				Unappr. net		Cumulative	equity in				Cumulative
	Capital	Additional		income (loss)	Net	translation	acc. with			Minority	translation	Total in acc.	Consol.
	stock nominal	paid-in	Retained	carried	income	adjustment	consol. bal.	Treasury		interest	adjustment	with cons.	shareholders’
millions of €	value	capital	earnings	forward	(loss)	account	sheet	shares(1)	Total	capital	account	bal. Sheet	equity(1)

Balance at Jan. 1, 2000	7,756	24,121	1,842	13	1,253	(284)	34,701	(14)	34,687	1,545	(557)	988	35,675

Changes in the composition of the Group			(31)				(31)		(31)	3,058		3,058	3,027
Dividends for 1999			(621)		(1,253)		(1,874)		(1,874)	(25)		(25)	(1,899)
Unappropriated net income carried forward from previous year			(31)	31			—		—				—
Increase in nominal value of capital stock		169					169		169				169
Reduction of treasury stock							—	7	7				7
Income after taxes					5,926		5,926		5,926	89		89	6,015
Difference from currency translation						(477)	(477)		(477)		192	192	(285)

Balance at Dec. 31, 2000	7,756	24,290	1,159	44	5,926	(761)	38,414	(7)	38,407	4,667	(365)	4,302	42,709

Changes in the composition of the Group										808		808	808
Dividends for 2000				(1,877)			(1,877)		(1,877)	(33)		(33)	(1,910)
Unappropriated net income carried forward			3,992	1,934	(5,926)		—		—				—
Stock issued for the acquisition of VoiceStream/Powertel	2,990	25,704					28,694		28,694				28,694
Loss after taxes					(3,454)		(3,454)		(3,454)	142		142	(3,312)
Difference from currency translation			28			(811)	(783)		(783)		88	88	(695)

Balance at Dec. 31, 2001	10,746	49,994	5,179	101	(3,454)	(1,572)	60,994	(7)	60,987	5,584	(277)	5,307	66,294

Changes in the composition of the Group										(1,586)		(1,586)	(1,586)
Dividends for 2001				(1,539)			(1,539)		(1,539)	(43)		(43)	(1,582)
Unapproriated net income carried forward			(4,915)	1,461	3,454		—		—				—
Stock issued on exercise of stock options, warrants and exchange rights		83					83		83				83
Loss after taxes					(24,587)		(24,587)		(24,587)	284		284	(24,303)
Difference from currency translation			(16)			(3,507)	(3,523)		(3,523)		26	26	(3,497)

Balance at Dec. 31, 2002	10,746	50,077	248	23	(24,587)	(5,079)	31,428	(7)	31,421	4,239	(251)	3,988	35,409

(1)	Treasury shares are included within marketable securities in the consolidated balance sheets.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of Accounting Policies

Description of Business and Relationship with the Federal Republic of Germany

      The business of the Deutsche Telekom Group (hereafter referred to as Deutsche Telekom, the Company or the Group) is structured in four divisions: T-Com, T-Systems, T-Mobile and T-Online.

      T-Com is one of the largest fixed-network operators in Europe, operating approximately 57.5 million lines — including ISDN channels. In Germany, T-Com serves residential customers and small and medium-sized business customers with over 51 million lines — including ISDN channels — and a broad range of products and services. As a full-service provider, T-Com offers integrated solutions consisting of information technology and telecommunications to approximately 440,000 small and medium-sized companies in Germany. T-Com is present in the markets within Central and Eastern Europe through its shareholdings in MATAV (Hungary), Hrvatske telekommunikacije (Croatia) and Slovenske Telekommunikacie (Slovakia).

      T-Systems serves Deutsche Telekom’s key account customers both domestically (within Germany) and internationally with comprehensive information technology and telecommunications services and e-business solutions.

      Deutsche Telekom bundles its main mobile communications activities in the division T-Mobile. The mobile communications holding company is focused on the growth markets in Europe and the USA. In total, T-Mobile is represented in eight countries around the world with subsidiaries and affiliated companies. The network operators T-Mobile Deutschland GmbH (Germany), T-Mobile Austria GmbH (Austria, hereafter referred to as T-Mobile Austria), T-Mobile UK Ltd. (United Kingdom, hereafter referred to as T-Mobile UK), T-Mobile USA, Inc. (USA, formerly VoiceStream Wireless Corporation, Bellevue, USA, hereafter referred to as T-Mobile USA), Powertel, Inc. (USA, hereafter referred to as Powertel) and Ben Nederland Holding B.V. (hereafter referred to as Ben) are wholly-owned subsidiaries of T-Mobile International AG. The holding company holds a majority investment in the mobile communications provider RadioMobil a.s. (Czech Republic). The company also has minority shareholdings in Russia (MTS) and Poland (PTC).

      T-Online is one of the largest European Internet service providers, with more than 12.2 million customers. In line with T-Online’s strategy, its foreign subsidiaries T-Online.at (Austria), Ya.com (Spain), T-Online France (France), and T-Online.ch (Switzerland) used the broadband market in 2002 to support their subscriber growth and to extend the reach of their portals. Deutsche Telekom also includes the publishing business of DeTeMedien in the T-Online division.

      “Other” includes all Group units which cannot be allocated to an individual segment. These include the Deutsche Telekom Group headquarters as well as the subsidiaries and shared services assigned to it, such as real estate, billing services, fleet management and the newly established Personnel Service Agency (PSA), as well as various competence centers and other subsidiaries, associated and related companies of the Group.

      The Company, Deutsche Telekom AG, was registered with the Commercial Registry of the Bonn District Court (Amtsgericht — HRB 6794) on January 2, 1995.

      The Federal Republic of Germany’s direct and indirect shareholding in Deutsche Telekom at December 31, 2002 amounted to 42.77%. The direct shareholding amounted to 30.75% (1,290,835,401 shares); a further 12.02% (504,590,664 shares) are held by a federal corporation, the Kreditanstalt fuer Wiederaufbau (KfW). The Federal Republic administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt fuer Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which is subject to supervision by the Federal Ministry of Finance (BMF).

      The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics, supervises the telecommunications sector in Germany, and in this capacity regulates the business activities of Deutsche Telekom.

      The Federal Republic of Germany is one of Deutsche Telekom’s customers; it sources services from the Company at market conditions. The Group provides services to various departments and agencies of the Federal Republic at market prices and terms based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency of the Federal Republic do not represent a significant component of Deutsche Telekom’s net revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Significant Accounting Principles

      The annual consolidated financial statements and the management report of the Deutsche Telekom Group have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB), referred to as German GAAP below, and German Stock Corporation Law (Aktiengesetz — AktG). In general, Deutsche Telekom applies the relevant German Accounting Standards (DRS). However, the Company did not apply the valuation method for capital consolidation as required by DRS 4; Deutsche Telekom decided not to apply this standard in order to avoid valuation differences between German GAAP and U.S. GAAP.

      In addition to having its shares traded on the Frankfurt and other German stock exchanges, as well as the Tokyo exchange, Deutsche Telekom shares are traded in the form of American Depositary Shares (ADS) on the New York Stock Exchange (NYSE) and the German stock exchanges. Differences between the accounting principles in Deutsche Telekom’s consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP which differ from those of U.S. GAAP.

      The consolidated financial statements differ from financial statements prepared in accordance with U.S. GAAP. Differences in accounting and valuation principles applied in Deutsche Telekom’s financial statements and those of U.S. GAAP are shown in a reconciliation in note (40) et. seq. to the consolidated financial statements.

      German GAAP requires only one year of comparative figures for the statement of operations, whereas the SEC requires the two previous years. The SEC also requires three years of cash flow statements and statements of shareholders’ equity.

      The consolidated balance sheets and the consolidated statements of operations are prepared in accordance with the classification requirements of § 298 HGB, in combination with § 266 and § 275 HGB. The statements of operations are prepared using the total cost method. All amounts shown are in millions of euros (€/EUR). Certain items have been combined in order to make the financial statements more informative and understandable. These items are shown separately in the notes. In the case of changes in presentation, prior-year amounts are reclassified to conform with the current-year presentation. In accordance with § 297 (1) sentence 2 HGB, the consolidated accounts also include a consolidated statements of cash flows and a segment report; in addition, the consolidated accounts also include a consolidated statements of shareholders’ equity. In conformity with international practice, reporting begins with the income statement, and the statements of cash flows and the statements of shareholders’ equity precede the notes to the consolidated financial statements.

      The consolidated financial statements are prepared in accordance with uniform accounting policies. The accounting policies used in the consolidated financial statements differ from those used in the unconsolidated financial statements of the parent company. Such differences, mostly applied to conform with U.S. GAAP, include the following:

•	Property, plant and equipment leased under contracts for which, in accordance with U.S. GAAP and in contrast to the leasing provisions of tax law, the risks and rewards of ownership have been assumed (excluding sale and lease back transactions) are capitalized. Scheduled depreciation is recorded over the shorter of the estimated useful economic life of the asset or the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

•	Interest incurred while items included in property, plant and equipment are under construction has been capitalized as part of the assets’ costs.

•	Accruals for the internal costs of preparing the annual financial statements are not recorded.

•	Investment grants received are recorded as reductions of the acquisition costs of assets.

Consolidated Group

      The consolidated financial statements are comprised of the accounts of Deutsche Telekom AG and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The subsidiaries, associated companies and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

•	Subsidiaries are companies in which Deutsche Telekom directly or indirectly has majority voting rights or management control.

•	Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20% and 50% of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.

•	Companies in which Deutsche Telekom holds less than 20% of the voting rights are carried in the consolidated financial statements at the lower of acquisition cost or market value and classified as “Other investments in related companies.”

      The changes in the composition of the Deutsche Telekom Group in 2002 are presented in the following table:

	Domestic	International	Total

Consolidated subsidiaries
January 1, 2002	104	253	357
Additions	7	17	24
Disposals	(13)	(14)	(27)
Reclassifications	3	4	7

December 31, 2002	101	260	361

Associated companies included at equity
January 1, 2002	21	29	50
Additions	6	5	11
Disposals	(4)	(2)	(6)
Reclassifications	(1)	(5)	(6)

December 31, 2002	22	27	49

Other unconsolidated subsidiaries and other investments in related companies (greater than 5%)
January 1, 2002	91	48	139
Additions	9	15	24
Disposals	(9)	(16)	(25)
Reclassifications	(2)	1	(1)

December 31, 2002	89	48	137

Total
January 1, 2002	216	330	546
Additions	22	37	59
Disposals	(26)	(32)	(58)
Reclassifications	0	0	0

December 31, 2002	212	335	547

      The consolidated financial statements include the individual company financial statements of the parent company, Deutsche Telekom AG, as well as 101 (Dec. 31, 2001: 104) domestic and 260 (Dec, 31, 2001: 253) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

      The most significant subsidiary consolidated for the first time during 2002 is Ben.

      The changes in the company’s composition of the Deutsche Telekom Group had the following effects on the consolidated financial statements in 2002:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effects on the Company’s consolidated statement of operations due to acquisitions in 2001 and 2002 were as follows (millions of €):

Revenue	3,296
Goods and services purchased	(902)
Personnel costs	(606)
Depreciation and amortization	(2,695)
Other income (expenses)	(1,616)

Net loss	(2,523)

      Effects on the Company’s consolidated balance sheet due to acquisitions in 2002 were as follows (millions of €):

Assets
Noncurrent assets	1,302
Current assets, prepaid expenses, deferred charges and deferred taxation	(97)

1,205

Shareholders’ equity and liabilities
Shareholders’ equity	(1,002)
Accruals	158
Liabilities and deferred income	2,049

1,205

      Main acquisitions:

     2002:

      Deutsche Telekom AG acquired the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus) from DaimlerChrysler Services AG on March 4, 2002 via the Deutsche Telekom subsidiary T-Systems International GmbH. The purchase price was EUR 4.7 billion. The goodwill of EUR 2.7 billion generated by this acquisition is amortized over a period of up to ten years on a straight-line basis over the estimated useful life. T-Systems ITS GmbH has been included in the consolidated financial statements of Deutsche Telekom AG since October 2000 as a result of the acquisition of the majority shareholding of 50.1%. In November 2002 T-Systems International GmbH underwent a downstream merger with T-Systems ITS GmbH. At the same time T-Systems ITS GmbH was renamed T-Systems International GmbH.

      On September 25, 2002, T-Mobile International AG acquired the remaining 50.0001% of the shares in the mobile communications company Ben from its other shareholders Belgacom, TDC and Gringots (Credit Suisse First Boston) for a purchase price of EUR 1.7 billion and assumption of outstanding shareholder loans of approximately EUR 0.3 billion. Ben provides mobile communications services in the Netherlands. Approximately EUR 1.0 billion of the EUR 1.7 billion of goodwill generated by this transaction was written down as a result of the Company’s strategic review. The remaining amount will be amortized over a period of 12 years. The company was fully consolidated as a subsidiary for the first time on September 30, 2002. The effects on the Company’s consolidated balance sheet at that date were as follows (in millions of €):

Assets
Noncurrent assets	1,971
Current assets, prepaid expenses, deferred charges and deferred taxation	99

2,070

Shareholders’ equity and liabilities
Shareholders’ equity	1,706
Accruals	16
Liabilities and deferred income	348

2,070

     2001:

      On January 15, 2001, Deutsche Telekom acquired 51% of the shares in the Macedonian telecommunications company Makedonski Telekommunikacii A.D., Skopje (referred to as MakTel below) via a subsidiary of MATAV. The acquisition costs amounted to EUR 301.5 million. Maktel was included in the subgroup financial statements of MATAV for the first time in the first quarter of 2001. The goodwill generated, EUR 180.3 million, is being amortized over a period of 20 years.

      In April 2001 Deutsche Telekom increased its shareholding in the Czech mobile communications company RadioMobil a.s., Prague (herein referred to as RadioMobil) via Cmobil B.V., Amsterdam, a subsidiary of T-Mobile International AG, Bonn (herein referred to as T-Mobile International). The acquisition

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs for this additional 11.77% stake amounted to EUR 598 million. Cmobil’s shareholding thus increased to 60.77%. The additional goodwill generated, EUR 444 million, will be amortized over a period of 12 years. RadioMobil was consolidated in full for the first time on April 1, 2001.

      On May 31, 2001, Deutsche Telekom acquired 100% of the shares in T-Mobile USA and Powertel for a total purchase price of EUR 39.4 billion including a cash component of EUR 4.9 billion and an initial preferred stock investment in T-Mobile USA amounting to EUR 5.6 billion, which Deutsche Telekom had acquired in September 2000. T-Mobile USA provides communications services in urban areas of the United States on the basis of GSM (Global System for Mobile Communications) technology. Powertel provides communications services mainly in urban areas in the Southeast of the United States on the basis of GSM technology. T-Mobile USA shareholders received for each share of T-Mobile USA common stock either 3.6693 Deutsche Telekom shares and US$ 15.7262 in cash, 3.6683 Deutsche Telekom shares and US$ 15.9062 in cash or 3.7647 Deutsche Telekom shares. Each Powertel shareholder received 2.6353 Deutsche Telekom shares for each Powertel share. T-Mobile USA and Powertel were consolidated in full for the first time on May 31, 2001. The consolidation of T-Mobile USA and Powertel generated goodwill totaling EUR 23.6 billion. This is being amortized over a period of up to 20 years. However, the Group recorded a nonscheduled goodwill amortization amounting to EUR 8.3 billion as a result of the strategic review in the second half of 2002. In connection with the acquisition of T-Mobile USA and Powertel, Deutsche Telekom granted rights to purchase a total of 43,619,261 individual no par value Deutsche Telekom shares in exchange for outstanding options for shares in T-Mobile USA and Powertel (exchange rights of Cook Inlet and Eliska Wireless).

      On October 25, 2001, Deutsche Telekom AG acquired an additional 16% stake in the capital of the Croatian telecommunications company HT-Hrvatske telekomunikacije d.d., Zagreb, increasing its ownership to 51%, for a purchase price of EUR 507 million. After the acquisition, Deutsche Telekom AG became the majority shareholder and consolidated the company in full in its consolidated financial statements from November 1, 2001. The goodwill generated, EUR 240 million, is being amortized over a period of up to 20 years.

      The following pro forma information shows Deutsche Telekom’s most important financial data, including the major subsidiaries acquired in 2002 and 2001, as if they had been consolidated at January 1, 2001.

Pro Forma Information (Unaudited)

	2002	2001

Net revenue (billions of €)
Reported	53.7	48.3
Pro forma	54.1	51.6
Net loss under German GAAP (billions of €)
Reported	(24.6)	(3.5)
Pro forma	(24.9)	(6.9)
Loss per share under German GAAP (€)
Reported	(5.86)	(0.93)
Pro forma	(5.93)	(1.85)

      At December 31, 2002 and 2001, 77 and 83 subsidiaries, respectively, were not consolidated because they were not material to the net worth, financial position and results of the Deutsche Telekom Group. These subsidiaries accounted for less than 1% of consolidated revenue, results of operations and total assets of the Deutsche Telekom Group.

      At December 31, 2002, in accordance with § 311 (1) HGB, 49 (Dec. 31, 2001: 50) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 35 (Dec. 31, 2001: 56) associated companies which have little or no effect on the net worth, financial position and results of the Deutsche Telekom Group were classified as Other investments in related companies at acquisition cost less applicable write-downs.

      The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries which exercise disclosure simplification in accordance with § 264 (3) HGB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principal Subsidiaries and Associated Companies

      The principal subsidiaries and associated companies whose revenues and results of operations, together with Deutsche Telekom AG, account for more than 90% of the results of operations and financial position of the Group are shown in the table below:

	Deutsche	Shareholders’			Employees
	Telekom share	equity	Revenue	Income after	2002
Name and registered office	Dec. 31, 2002	Dec. 31, 2002	2002	taxes 2002	annual average

	(%)		(millions of €)
Subsidiaries
T-Mobile Deutschland GmbH, Bonn(5)	100.00	1,447	7,801	3,564	9,226
T-Mobile Holdings Ltd., Borehamwood, United Kingdom(1)(5)	100.00	8,808	3,997	(3,425)	6,283
T-Mobile Austria GmbH, Vienna, Austria(1)(5)	100.00	389	1,034	23	2,675
T-Mobile USA, Inc., Bellevue, Washington, USA/ Powertel Inc., Bellevue, Washington, USA(1)(5)	100.00	11,697	6,137	(18,122)	17,290
RadioMobil a.s., Prague, Czech Republic(7)	60.77	389	705	88	2,542
Ben Nederland Holding B.V., Amsterdam(1)(5)	100.00	15	552	(594)	1,379
T-Online International AG, Darmstadt(1)	71.90	5,366	1,584	(465)	1,620
T-Systems International GmbH, Frankfurt a.M	100.00	1,244	3,828	(1,273)	10,938
T-Systems CSM GmbH, Darmstadt(6)	100.00	243	2,131	138	3,974
Detecon International GmbH, Bonn(6)	100.00	76	121	19	261
T-Systems SIRIS S.A.S., Paris, France(6)	100.00	46	237	(136)	333
GMG Generalmietgesellschaft mbH, Münster	100.00	151	2,862	(132)	7,126
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	17	771	(70)	5,644
T-Data Gesellschaft für Datenkommunikation mbH, Bonn(1)	100.00	502	565	39	1,110
Kabel Deutschland GmbH, Bonn(1)(10)	100.00	4,601	919	(334)	2,863
MATÁV, Magyar, Távközlési Rt., Budapest, Hungary(1)(4)	59.50	2,180	2,431	280	16,343
Slovenské Telekomunikácie, a.s., Bratislava, Slovakia(1)	51.00	1,131	441	81	9,804
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)	51.00	1,765	1,001	249	10,773
Associated companies
MTS, OJSC Mobile TeleSystems, Moscow, Russia(1)(2)(3)(9)	36.20	1,156	998	232	4,990
PTC, Polska Telefonia Cyfrowa Sp.z o.o, Warsaw, Poland(1)(2)(8)	49.00	285	1,183	116	3,399

(1)	Consolidated subgroup financial statements
(2)	2001 financial year
(3)	Indirect shareholding via T-Mobile Deutschland GmbH, Bonn (Deutsche Telekom share: 100%)
(4)	Held via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG share: 100%)
(5)	Indirect shareholding via T-Mobile International AG, Bonn (Deutsche Telekom share: 100%)
(6)	Indirect shareholding via T-Systems International GmbH, Frankfurt a.M. (Deutsche Telekom share: 100%)
(7)	Indirect shareholding via Cmobil B.V., Amsterdam (Deutsche Telekom indirect share: 92.14%)
(8)	Indirect shareholding via T-Mobile Deutschland GmbH, Bonn; Mediaone International B.V., Eindhoven and Polpager Sp.z o.o., Warsaw (Deutsche Telekom AG indirect share: 100% each)
(9)	Employees at balance sheet date at end of 2001
(10)	Operating businesses sold during first quarter of 2003

Consolidation Principles

      Capital consolidation is performed following the book value method under German GAAP. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired based on their fair values. Any resulting excess of the purchase consideration over the parent’s interest in the fair

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of net assets acquired is capitalized as goodwill and amortized over its estimated useful life. Negative goodwill from capital consolidation is included under other accruals.

      Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings; furthermore, they include the effects of consolidation and the net income (loss) of subsidiaries.

      If, in the course of capital increases of subsidiaries and associated and related companies, shares are issued to third-party shareholders, without the involvement of Deutsche Telekom, the resulting added value for Deutsche Telekom is shown, in cases of cash capital increases, as income in the income statement; in cases of capital increases for noncash contributions, it is only shown as such if the added value exceeds a given level of goodwill acquired by the subsidiary or associated or related company in the course of the capital increase.

      Revenue, income and expenses as well as receivables and liabilities between the consolidated companies are eliminated. Intercompany profits and losses and income effects from the consolidation of intercompany debt are eliminated in the consolidated financial statements.

      The consolidated balance sheets include deferred taxes resulting from the effects of consolidation, provided the tax expense is expected to reverse in later years when taxes will be paid, except where the effects of consolidation relate to the parent company during the periods prior to the end of 1995, when it was essentially exempt from taxation.

      The investments in associated companies included at equity are accounted for using the book value method; equity is calculated by applying local principles of valuation, as permitted by § 312 (5), sentence 2 HGB. The principles used for full consolidation are also applied in treating the differences resulting from the initial consolidation.

      Joint ventures are included using the equity method.

Foreign Currency Translation

      In the individual company financial statements, foreign currency receivables, cash in banks and liabilities are translated at the exchange rate applicable on the transaction date. Unrealized foreign currency losses due to exchange rate fluctuations through the balance sheet date are recognized in the income statement while unrealized foreign currency gains are not recognized. Where foreign currency items have been hedged by forward exchange contracts, they are valued at the corresponding hedge rate.

      Currency translation of foreign subsidiaries is made in accordance with the functional currency method. Thus, the functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure as reported in this currency should be reflected in the Group accounts. Generally, the functional currency of dependent subsidiaries is identical with that of the parent company. The currencies of dependent subsidiaries are translated according to the temporal method. However, the functional currency of independent subsidiaries is the local currency. Currently all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. In the consolidated financial statements, the translation of all items shown in balance sheets of foreign subsidiaries from foreign currencies into euros is performed using the average rate on the balance sheet date. Gains and losses resulting from translation are recorded, without affecting income, in the cumulative translation adjustment account. The income statements of foreign subsidiaries are translated at the average annual exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The exchange rates of certain significant currencies are as follows:

	Annual average rate			Spot rate

	2002	2001	2000	Dec. 31, 2002	Dec. 31, 2001

		(€)		(€)
100 Swiss Francs (CHF)	68.1599	66.2063	64.2701	68.7334	67.5494
100 Czech Koruna (CZK)	3.2485	2.9092	2.8011	3.1817	3.1309
1 Pound Sterling (GBP)	1.5910	1.6076	1.6423	1.5364	1.6418
100 Croatian Kuna (HRK)	13.4919	13.3685	13.0896	13.3734	13.6055
100 Hungarian Forints (HUF)	0.4117	0.3904	0.3850	0.4239	0.4079
100 Japanese Yen (JPY)	0.8478	0.9170	1.0050	0.8033	0.8644
100 Malaysian Ringgit (MYR)	27.9362	29.3934	28.5882	25.0772	29.8263
100 Philippine Pesos (PHP)	2.0845	2.1913	2.4585	1.7999	2.1973
100 Polish Zloty (PLN)	25.9930	27.2201	24.9595	24.9994	28.6050
1 Russian Ruble (RUB)	0.0338	0.0383	0.0386	0.0298	0.0372
100 Singapore Dollars (SGD)	59.2270	62.5594	62.9966	55.3403	61.2145
100 Slovak Koruna (SKK)	2.3428	2.3099	2.1282	2.4143	2.3377
1 U.S. Dollar (USD)	1.0616	1.1168	1.0863	0.9529	1.1334

Accounting and Valuation

      Net revenues consist of goods and services sold in connection with the ordinary business activities of Deutsche Telekom. Net revenues are recorded net of VAT and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Revenue was generated in the individual divisions as follows:

     T-Com

      T-Com provides customers with narrow and broadband access to its fixed-line network. It also sells, leases and services telecommunications equipment to its customers and provides other ancillary telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contract terms. The revenue and related expenses associated with the sale of telecommunications equipment and accessories is recognized when the products are delivered and provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

     T-Systems

     Telecommunication Services

      Telecommunication services include “network services”, “carrier services”, “hosting and ASP services” and “broadcast services.” Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice, billed on a per minute basis, and data services, billed on a bandwidth basis, under such contracts are recognized when used by the customer. Carrier services revenue and “Hosting and ASP Services” revenues are recognized as the services are provided.

     Information Technology Services and Consulting

      The terms of information technology service contracts generally range from less than one year up to ten years. Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from time and material service contracts is recognized as the services are provided. Revenue from systems integration contracts requiring the delivery of unique products and/or services is recognized using the completed contract method. These projects are generally covered by one of the following types of contracts: fixed price, milestone or cost-related contracts. For fixed price contracts revenue is generally recognized when a project is completed and accepted by the customer. For milestone contracts revenue is recognized at the time a milestone is achieved and approved by the customer. Revenue for cost-related contracts is recognized similar to time and material service contracts. Revenue from maintenance is recognized over the contractual period or as the services are performed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In some of the Company’s service contracts, Deutsche Telekom performs the service prior to billing the customer. This situation may lead to unbilled accounts receivable for Computing Services and Telecommunication Services which are included as revenues in the consolidated statements of operations.

      Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer and provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

      The Company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software technical support or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element.

     T-Mobile

      Mobile revenues include revenues from provision of mobile services, customer activation fees and sales of mobile handsets and accessories. Mobile services revenues include monthly recurring charges and charges for special features, airtime charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees, net of credits and adjustments for service discounts. The revenue and related expenses associated with the sale of mobile telephones, wireless data devices and accessories are recognized when the products are delivered and accepted by the customer.

     T-Online

      T-Online revenues consist primarily of revenues from subscriber fees, charges for advertising and e-commerce, provider fees from content hosting, income from the provision of business homepage services for business clients and from cooperative arrangements with various content providers. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transactions revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

      Research and development costs are expensed in full as incurred and amounted to approximately EUR 0.9 billion, EUR 0.95 billion and EUR 0.7 billion for the years ended December 31, 2002, 2001 and 2000, respectively.

      Pension costs for defined benefit plans are actuarially computed using the Projected Unit Credit Method, which is consistent with SFAS No. 87, and are shown in accordance with SFAS 132. This method presupposes the total present value of the benefit obligations accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz, EStG) is aimed at the recognition of the expense over the employees’ entire working lives and does not take the expected increases in wages and salaries and retirement benefits into account (cf. (27) accruals for pensions and similar obligations).

      Total pension costs for the current year include standard costs for benefit obligations acquired in the financial year (service cost), interest cost and amortization of actuarial gains and losses, less the return on assets to cover pension obligations. In accordance with U.S. GAAP, if the measurement of pension obligations under SFAS No. 87 results in the need to disclose an additional minimum liability, this special item is charged directly to other comprehensive income (OCI). The consolidated financial statements in accordance with German GAAP do not include an equivalent shareholders’ equity position; changes in additional minimum liability are expensed.

      Marketing expenses are expensed as incurred.

      Income tax expense includes current income taxes payable as well as deferred taxes. Deferred income taxes are recorded for the expected future tax effects attributable to temporary differences in the balance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sheets prepared for tax reporting and for financial reporting purposes, except for the effects of those differences that are not expected to reverse in the foreseeable future or within expected net operating loss carryforward periods. Such differences may arise at the individual taxable entity level as well as in consolidation. Deferred taxes on temporary differences relating to Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996, as Deutsche Telekom AG was not taxable prior to January 1, 1995, and benefited from an essentially complete exemption from tax in 1995.

      Earnings per share for each period are calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during that period. The weighted average number of ordinary shares in 2002 and 2001 was ascertained after giving effect to the issuance of shares as part of the acquisition of T-Mobile USA/Powertel including those shares held in a trust for further issuance and the commencement of trading of the common shares and ADRs of the Company on June 4, 2001, in Frankfurt am Main.

      Purchased intangible assets including UMTS and U.S. mobile communications licenses are carried at acquisition cost and are amortized on a straight-line basis over their estimated useful lives. Acquired goodwill, including goodwill resulting from capital consolidation, is amortized on a straight-line basis over its estimated useful life.

      Deutsche Telekom carries out impairment tests for subsidiaries for which a considerable level of goodwill is recorded. These tests are based on the calculation of the goodwill for the respective company and are carried out using the discounted cash flow method.

      As permitted by Postreform II, property, plant and equipment transferred to Deutsche Telekom AG on January 1, 1995, was recorded in the opening balance sheet of Deutsche Telekom AG at fair market values at that date. However, due to the short period of time that had elapsed since the measurement date for property, plant and equipment acquired since January 1, 1993, their carrying amount as at December 31, 1994, was recognized as the future historical cost basis. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition costs.

      Other property, plant and equipment is carried at acquisition or production cost, less scheduled depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead and interest accruing during construction. General administration costs are not capitalized.

      Nonscheduled depreciation is provided for when events or circumstances occur indicating an impairment in the value of assets. Such events or circumstances include prolonged adverse changes in the business environment or in assumptions or expectations considered at the time of initial acquisition.

      Depreciation of noncurrent assets is generally carried out using the straight-line method over the following estimated useful lives:

Years

Intangible assets	3 to 22
Goodwill	3 to 20
Buildings	25 to 30
Shop improvements and window displays	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Telecommunications power facilities	3 to 10
Other equipment, plant and office equipment	3 to 20

      Additions to real estate are depreciated beginning in the month the building is placed into service. For assets other than buildings acquired in the first half of a year, a full year of depreciation is provided in the year of acquisition and, for those assets acquired in the second half of the year, a half year of depreciation is provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Items with a low acquisition cost are expensed in the year of purchase.

      Maintenance and repairs are expensed as incurred.

      Noncurrent assets sold or otherwise disposed of are written off at their relevant carrying amount (acquisition or construction cost minus cumulative depreciation). A gain or loss is recognized in income for the difference between the proceeds from the sale and the carrying amount of the asset concerned.

      Financial assets are valued at the lower of cost or market value. Low-interest or non-interest bearing loan receivables are recorded at net present value. Nonscheduled write-downs are provided for only if impairment of financial assets is assumed to be permanent. In measuring impairments, Deutsche Telekom uses the actual market prices, if available, or other valuation methods based on information available from the investee.

      Raw materials and supplies, and merchandise purchased and held for resale are valued at acquisition cost, while work in process and finished goods are stated at production cost. Based on normal capacity utilization, construction cost includes directly allocable costs such as material and labor costs as well as special production costs plus an appropriate pro rata allocation of material and production overhead and straight-line depreciation. General administration and selling costs, social amenities expenses as well as voluntary benefits to personnel including pensions are not included in construction cost. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. Further adjustments to these carrying amounts are recorded for obsolescence. For a detailed breakdown of inventory components refer to note (15) below.

      Receivables and other assets are shown at their nominal value. Known individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year remaining to maturity are discounted.

      Marketable securities are stated at the lower of cost or market value at the balance sheet date.

      Stock options granted in the course of a contingent capital increase are shown in the balance sheet at the date the options are exercised, not at the date they are granted. At the time the options are exercised, the amount received by the Company is recorded at the value of the corresponding nominal capital increase in the capital stock and at the value of an additional amount in additional paid-in capital, in accordance with § 272 (2) No. 1 HGB.

      Accruals for pensions and similar obligations are based on obligations to non-civil servants. They are calculated using actuarial methods in accordance with the internationally accepted Projected Unit Credit Method, which is consistent with U.S. GAAP (SFAS No. 87), and are shown in accordance with SFAS No. 132.

      Deutsche Telekom is obliged to make contributions to a pension fund for current and former civil servant employees in annual amounts established by Postreform II, which came into force in 1995, rather than by annual actuarial valuations. The contribution amounts currently due in each period are recognized as an expense in the current period.

      Provisions for taxes and other accruals, including those for contingent losses and environmental liabilities, are recorded in line with prudent commercial practice. Sufficient allowance was made for all forseeable risks when assessing these provisions and accruals.

      Deferred taxes are calculated for the expected tax effects of temporary differences between the balance sheets prepared for financial reporting and tax reporting purposes, as well as for the temporary differences arising from consolidation entries. Deferred taxes are netted and either a net deferred tax asset or net deferred tax liability is recorded separately under tax accruals. For purposes of computing deferred taxes, Deutsche Telekom uses a combined tax rate for domestic companies, covering German corporate income taxes, trade taxes (at an average German national rate), and the solidarity surcharge (Solidaritaetszuschlag); the respective local tax rate is used for foreign companies.

      Cost accruals are only made by Deutsche Telekom when there is an obligation to carry such liabilities on the balance sheet pursuant to § 249 (1) HGB. This refers mainly to accruals for costs of maintenance related to the financial year, but only incurred within the first three months of the following year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Major accruals, with the exception of pensions and similar obligations as well as Civil Service Health Insurance Fund accruals for future shortfalls, are not discounted.

      Liabilities are recorded at their repayment amount. In instances where the repayment amount of a liability is greater than the principal amount, the difference is recorded as an asset and recognized as an adjustment to interest expense over the term of the liability.

      Unrealized losses relating to derivative financial instruments that do not qualify for hedge accounting are recognized when incurred, whereas unrealized gains are deferred until realized.

      The preparation of consolidated financial statements in accordance with German GAAP requires the Company to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

New German Accounting Standards (GAS)

      GAS 10 “Deferred Taxes in Consolidated Financial Statements” sets out the procedures for accounting for deferred taxes in consolidated financial statements. Deferred taxes should be recognized on timing differences relating to items dealt with through the profit and loss account and which, on reversal in future periods, are expected to result in tax expenses and tax reductions. Quasi-permanent differences should also be treated as timing differences. A deferred tax asset should be recognized on tax loss carryforwards and tax credits to the extent that it is sufficiently probable that the tax benefits from the tax loss carryforwards can be recovered. The Company has not yet decided if it will adopt GAS 10 during 2003. However, the adoption of GAS 10 during 2003 would result in a substantial increase in deferred tax assets and stockholders’ equity.

      GAS 11 “Related Party Disclosures” requires capital market oriented parent enterprises (kapitalmarktorientiere Gesellschaften) to report on relationships with related parties. Related parties are individuals or legal entities which have the ability to control the reporting enterprise (or one of its subsidiaries) or which can exercise, either directly or indirectly, significant influence over the reporting enterprise (or one of its subsidiaries). Significant transactions with related parties should be disclosed in the notes to the consolidated financial statements either as an absolute amount or as a proportion of net sales. Receivables and payables (as well as contingent receivables and payables) and pricing policies should also be disclosed. This standard is effective for financial years beginning after June 30, 2002. Since the adoption of GAS 11 affects disclosure only, the adoption of GAS 11 will not have a material impact on our consolidated financial statements.

      GAS 12 “Non-current Intangible Assets” sets out the rules for the recognition and measurement of non-current intangible assets. An intangible asset purchased for consideration should be measured at cost. If the useful live of an intangible asset is limited in time, the acquisition cost should be amortized systematically over its estimated useful life. A review should be performed at each reporting date to determine whether the intangible asset has suffered an impairment in value. Irrespective of whether the useful life of an intangible asset is limited or not limited in time, an intangible asset should be written down to its fair value if this is lower than the carrying amount. The impairment loss should be reversed if the reasons for the impairment loss no longer exist. This standard is effective for financial years beginning after December 31, 2002. The Company does not expect that the implementation of GAS 12 will have a material impact on its consolidated financial statements.

      GAS 13 “Consistency Principle and Correction of Errors” stipulates that accounting policies be applied consistently from one period to the next. Departure from the consistency principle is only permissible in justified exceptional circumstances. The effect of a change in accounting policies and in consolidation method should be computed retrospectively. Pro forma disclosures should be presented for the previous years’ figures. This standard is effective for financial years beginning after December 31, 2002. The company does not expect that the implementation of GAS 13 will have a material effect on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS

(1)  Net Revenue

	For the year ended December 31,

	2002	2001(1)	2000(1)

	(millions of €)
T-Com	25,422	25,028	24,455
T-Systems	7,793	8,316	6,021
T-Mobile	18,229	12,994	8,994
T-Online	1,672	1,338	1,038
Other	573	633	431

	53,689	48,309	40,939

(1)	Due to the repositioning of the divisions T-Com and T-Systems, the prior-year figures for T-Com, T-Systems and Other have been adjusted in line with the new structure.

Revenue by geographic area:

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Domestic	35,288	35,107	33,178
International	18,401	13,202	7,761

	53,689	48,309	40,939

Breakdown of international net revenue:
European Union (excl. Germany)	6,836	6,088	5,023
Rest of Europe	5,067	3,787	2,266
North America	6,166	3,066	231
Latin America	74	85	43
Other	258	176	198

	18,401	13,202	7,761

      The percentage of the individual revenue segments in relation to net revenue is as follows:

      Net revenue increased by EUR 5,380 million or 11.1% over the previous year. The changes in the composition of the Deutsche Telekom Group resulted in a revenue increase of EUR 3,296 million or 6.8%.

      The increase at T-Com over the previous year is mainly attributable to the first time consolidation of Hrvatske telekommunikacije (Croatia) in October 2001. In Germany, the increase in access revenues more than offsets the decrease in call revenues. Price cuts and direct interconnection between mobile communications carriers and competitors had a negative impact on revenue from the carrier services business.

      The decrease at T-Systems is mainly attributable to the difficult economic situation. Certain key account customers have postponed large-scale IT and telecommunications projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The increase at T-Mobile is partly attributable to changes in the composition of the Group and partly to increased subscriber numbers.

      Growth in access and non-access business had a positive impact on revenue at T-Online.

(2)  Changes in Inventories and Other Own Capitalized Costs

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Change in work in process inventories	(289)	(7)	161
Own capitalized costs	823	886	703

	534	879	864

      Own capitalized costs relate primarily to planning and construction services. They include interest incurred during the construction period in the amount of EUR 39 million (2001: EUR 65 million; 2000: EUR 64 million).

(3)  Other Operating Income

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Reversal of accruals	791	1,139	386
Income from the disposition of noncurrent assets (including sale of investments)	818	1,584	5,928
Income from reversal of valuation adjustments (including asset-backed securities)	556	288	125
Cost reimbursements	388	255	305
Foreign currency transaction gains	222	533	309
Insurance compensation	77	46	51
Refund of value-added tax (§ 15a UStG)	68	85	169
Income from rental and lease agreements	41	32	11
Income from disposition of marketable securities	1	1,967	—
Income from capital increases of subsidiaries and associated companies	—	—	2,887
Other income	939	690	831

	3,901	6,619	11,002

      The decrease in income from the reversal of accruals is mainly attributable to the inclusion in the prior-year figure of income from the reversal of accruals for real estate risks which were previously calculated as lump sums (EUR 350 million), and which was not recorded in 2002.

      Income from the disposition of noncurrent assets amounted to EUR 818 million. Of this figure, approximately EUR 200 million relates to the sale of Satelindo and EUR 300 million to the sale of additional shares in T-Online. The decrease in comparison with the previous year relates mainly to the non-recurrence of proceeds from the sale of the Baden-Wuerttemberg regional cable company (EUR 912 million).

      The decrease in income from the disposition of marketable securities is mainly attributable to the proceeds from the sale of the shares held in Sprint Corporation, Kansas City, USA, amounting to EUR 1,954 million in 2001.

      Of the total amount of other operating income, EUR 1,342 million (2001: EUR 1,897 million; 2000: EUR 611 million) relates to income recognized on transactions consummated in prior years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)  Goods and Services Purchased

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Goods purchased	4,671	4,397	4,075
Services purchased	9,747	9,080	7,875
of which: network access charges, Germany	1,967	2,174	1,985
of which: international network access charges	3,905	3,268	2,819
of which: other services	3,875	3,638	3,071

	14,418	13,477	11,950

      The level of goods and services purchased increased by EUR 941 million or 7% compared with 2001. Of this increase, changes in the composition of the Deutsche Telekom Group account for EUR 902 million. Excluding the effects of the changes in the composition of the group, goods and services purchased remained at the same level as in the previous year. This is mainly attributable — despite organic revenue growth — to the lower level of terminal equipment purchased, the decrease in revenue from business with domestic carriers and the more favorable purchasing conditions for international network capacities.

(5)  Personnel Costs/ Average Number of Employees

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Wages and salaries:	10,467	9,313	7,470
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,340	1,147	861
Pension costs(1)	1,497	1,486	1,220
Health care expenses	176	168	167

	13,480	12,114	9,718

Number of Employees (Average for the Year)

	For the year ended December 31,

	2002	2001	2000

	Number	Number	Number
Civil servants	52,961	56,707	65,217
Salaried employees (excl. civil servants)	202,935	184,953	139,815

Total Deutsche Telekom Group	255,896	241,660	205,032

Trainees/ student interns	9,869	8,147	6,826

(1)	Expenses are incurred from net periodic pension costs plus the change in additional minimum liability which affects net income (loss).

      Personnel costs increased by EUR 1,366 million or 11.3% in 2002 to EUR 13,480 million. EUR 0.6 billion relates to changes in the composition of the Deutsche Telekom Group and EUR 0.3 billion to restructuring expenses, in particular at T-Systems.

      Furthermore, collective bargaining agreements to adjust wages and salaries to bring them in line with market conditions and to promote performance, and the structural change with the assignment of personnel in higher value positions, contributed to the increase in personnel costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)  Depreciation and Amortization

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Amortization of intangible assets	27,355	5,743	2,233
of which: amortization of goodwill	13,108	3,663	1,247
of which: amortization of UMTS and U.S. mobile communications licenses	13,244	1,414	381
Depreciation of property, plant and equipment	9,525	9,478	10,758

	36,880	15,221	12,991

      Of the total depreciation and amortization in 2002, nonscheduled depreciation and amortization related to the following assets:

2002

(millions of €)
Intangible assets	21,451
of which: UMTS license at T-Mobile UK	2,165
of which: U.S. mobile communications licenses	9,384
of which: goodwill	9,865
Property, plant and equipment	848
of which: buildings	249
of which: submarine cables North Atlantic/Pacific	228
of which: property, plant and equipment at T-Systems	245

22,299

      Depreciation and amortization increased during 2002 by EUR 21,659 million to EUR 36,880 million.

      The increase in amortization of intangible assets is mainly attributable to the write-downs on goodwill at T-Mobile USA (EUR 8,288 million), Ben (EUR 958 million) and SIRIS at T-Systems (EUR 473 million) made as a result of the strategic review in the third quarter of 2002. In addition, write-downs were made on the mobile communications licenses of T-Mobile USA (EUR 9,384 million) and the UMTS license of T-Mobile UK (EUR 2,165 million). In total, the write-downs on intangible assets resulting from the strategic review amounted to EUR 21,268 million.

      Changes in the composition of the Deutsche Telekom Group in particular generated an increase in scheduled depreciation and amortization of EUR 1.7 billion. Most of this increase is attributable to the inclusion of T-Mobile USA in Deutsche Telekom’s consolidated financial statements for the full financial year. Overall, as a result of changes in the composition of the Deutsche Telekom Group, scheduled amortization of goodwill increased by EUR 0.7 billion, amortization of UMTS and U.S. mobile communications licenses by EUR 0.5 billion and depreciation of property, plant and equipment by EUR 0.5 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)  Other Operating Expenses

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Marketing expenses	2,204	1,896	1,967
Advertising gifts and commissions	1,645	1,329	794
Rental and leasing expenses	1,732	1,213	766
Losses on accounts receivable and provision for doubtful accounts	1,677	1,225	723
Maintenance and repairs	1,282	1,133	843
Legal and consulting fees	746	695	591
Other employee-related costs	558	598	493
Postal charges	493	486	481
Losses on disposition of noncurrent assets (including sale of investments)	390	478	1,132
Administrative expenses	327	314	217
Foreign currency transaction losses	310	333	241
Provisions	296	391	611
Travel and transport expenses	283	290	241
License and concession expenses	203	197	116
Utilities	160	129	77
Telephone charges	137	94	15
Other expenses	1,667	1,350	1,116

	14,110	12,151	10,424

      Of the EUR 1,959 million increase in other operating expenses over the previous year, EUR 1,334 million relates to changes in the composition of the Deutsche Telekom Group, of which T-Mobile USA accounts for EUR 1,047 million.

      The increase of EUR 624 million in marketing expenses, advertising gifts and commissions is mainly attributable to the first full-year consolidation of T-Mobile USA. Rental and leasing expenses increased by EUR 519 million over the previous year. This development is mainly attributable to changes in the composition of the Deutsche Telekom Group within T-Mobile. Losses on accounts receivable and provisions for doubtful accounts increased by EUR 452 million, predominantly at Deutsche Telekom AG. This relates mainly to the discount for credit risks from the sales of receivables in the asset-backed securitization programs.

      Of the total amount of other operating expenses, EUR 463 million (2001: EUR 534 million, 2000: EUR 1,208 million) relates to expenses recognized on transactions consummated in prior years.

(8)  Financial Income (Expense), Net

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Dividend income from investments	41	107	147
Results related to companies accounted for under the equity method (including amortization of goodwill)	(430)	(547)	1,890

Income/(loss) related to associated and related companies	(389)	(440)	2,037
Income from debt securities and long-term loan receivables	171	152	487
Other interest and similar income	1,781	408	511
Interest and similar expense	(6,000)	(4,698)	(4,095)

Net interest income (expense)	(4,048)	(4,138)	(3,097)
Write-downs on financial assets and marketable securities	(1,585)	(770)	(170)

	(6,022)	(5,348)	(1,230)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net financial expense in 2002 increased by EUR 674 million over the previous year, mainly as a result of further valuation adjustments on the net carrying amount of the investment in France Telecom, amounting to a total of EUR 0.6 billion, and on other investments in noncurrent securities of EUR 0.4 billion. Results related to associated and related companies and net interest expense improved, however. Results related to associated and related companies improved by EUR 51 million over the previous year, mainly as a consequence of the decrease in expenses (including the amortization of goodwill) relating to investments in associated companies, which were particularly high in the previous year. The decrease in net interest expense is largely attributable to the reversal of interest rate derivatives which were no longer necessary.

(9)  Extraordinary Income (Loss)

      In 2000, this item represented expenses relating to the initial public offering of T-Online International AG and the planned initial public offering of T-Mobile International AG.

(10)  Taxes

      Breakdown of income/(loss) before taxes:

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Germany	1,034	2,953	8,291
International	(27,820)	(5,457)	(1,958)

	(26,786)	(2,504)	6,333

      Breakdown of tax expense (benefit):

	For the year ended
	December 31,

	2002	2001	2000

	(millions of €)
Income taxes	(2,847)	751	194
Other taxes	364	57	124

	(2,483)	808	318

      Breakdown of the Group’s income taxes, Germany and international:

	For the year ended
	December 31,

	2002	2001	2000

	(millions of €)
Current taxes
Germany	132	686	207
International	190	91	35
Deferred income taxes
Germany	(150)	(30)	(57)
International	(3,019)	4	9

	(2,847)	751	194

      The combined statutory income tax rate, currently 39%, includes corporate income taxes at a rate of 25%, the solidarity surcharge of 5.5% on corporate income tax (Solidaritaetszuschlag) and trade taxes at an average German national rate.

      The Group’s loss before taxes increased to EUR 26.8 billion. The resulting income tax benefit amounts to EUR 2.8 billion, compared with an expense of EUR 0.8 billion in the previous year. This effect was mainly attributable to the reversal of deferred tax liabilities relating to the nonscheduled amortization of mobile communications licenses of T-Mobile USA/Powertel, which generated a deferred tax benefit of EUR 3.0 billion. In 2002, the Federal Finance Court confirmed Deutsche Telekom’s legal position in a legal

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dispute concerning Deutsche Telekom AG’s recognition of goodwill for tax reporting purposes. The amortization of tax deductible goodwill to be applied to the prior tax years 1996-1999 results in an income tax reduction of approximately EUR 1.0 billion for Deutsche Telekom AG. In addition, amortization of goodwill increases net operating loss carryforwards (corporate income tax and trade tax) for the years 2000-2002 by EUR 2.2 billion (EUR 741 million per year). However, the capitalization of tax deductible goodwill results in an additional expense of EUR 0.2 billion for wealth tax and trade capital tax for the years 1996 and 1997, which resulted in the increase in other taxes.

      Furthermore, deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law. On the basis of the existing net operating loss carryforwards in the Deutsche Telekom consolidated tax group, the parent company will not show any income taxes on the current taxable result until the net operating loss carryforwards have been fully utilized. The deferred taxes of the parent company and the integrated companies which will offset each other over the expected period of utilization of the net operating loss carryforwards were released in 2002.

      Differences between actual income taxes benefit of EUR 2,847 million for 2002 (2001: expense of EUR 751 million, 2000: expense of EUR 194 million) and the imputed, “expected” corporate income tax expense (computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 39% are as follows:

	For the year ended December 31,

	2002	2001	2000

	(millions of €)
Expected corporate income tax at the tax rate applicable for the parent company	(10,447)	(977)	2,723
Increase (decrease) in income tax due to:
Reduction of the group’s results without tax effect	11,027	2,896	1,497
Increase in the group’s results without tax effect	(435)	(966)	(3,576)
Group results not subject to the German rate of taxation	(2,878)	(491)	(546)
Permanent and semi-permanent differences between the balance sheets prepared for financial reporting and tax reporting purposes	(34)	611	(640)
Other differences between the balance sheets prepared for financial reporting and tax reporting	(323)	0	0
Trade tax (e.g. long-term debt)	247	216	180
Effect of domestic losses	386	(1,186)	370
Effects of changes in tax law / corrections due to losses	(361)	676	167
Other	(29)	(28)	19

Income taxes	(2,847)	751	194

Effective income tax rate	11%	(30)%	3.1%

      At December 31, 2002, Deutsche Telekom had net operating loss carryforwards affecting corporate income tax and similar carryforwards amounting to approximately EUR 22,198 million and trade tax net operating loss carryforwards amounting to approximately EUR 6,448 million. With the exception of non-German net operating loss carryforwards of EUR 11,432 million, which mainly will expire between 2008 and 2022, these net operating loss carryforwards have an unlimited carry forward period under current German and local tax law.

(11)  (Income) Losses Attributable to Minority Shareholders

      (Income) losses applicable to minority shareholders includes EUR 390 million (2001: EUR 322 million; 2000: EUR 189 million) in gains and EUR 106 million (2001: EUR 180 million; 2000: EUR 100 million) in losses. The gains in 2002 relate mainly to MATAV and Hrvatske telekommunikacije. The losses relate mainly to T-Online International AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTES TO THE CONSOLIDATED BALANCE SHEET

(12)  Intangible Assets

	As of December 31,

	2002	2001

	Net carrying amount

	(millions of €)
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	23,837	39,254
Goodwill	29,436	40,597
Advance payments	129	200

	53,402	80,051

      The decrease of EUR 26.6 billion in intangible assets to EUR 53.4 billion is mainly attributable to the scheduled and nonscheduled amortization of goodwill and mobile communications licenses as a result of the strategic review in the third quarter of 2002.

      This write-down completely offset the EUR 2.7 billion and EUR 1.7 billion increases to intangible assets during 2002, arising from the acquisition of the remaining shares of T-Systems ITS GmbH (formerly debis Systemhaus GmbH) and Ben, respectively.

      The development of intangible assets is shown in the table of consolidated noncurrent assets.

(13)  Property, Plant and Equipment

	As of December 31,

	2002	2001

	Net carrying amount

	(millions of €)
Land and equivalent rights, and buildings including buildings on land owned by third parties	11,362	13,063
Technical equipment and machinery	38,034	39,947
Other equipment, plant and office equipment	2,286	2,743
Advance payments and construction in progress	2,273	2,955

	53,955	58,708

      Property, plant and equipment decreased by EUR 4.8 billion to EUR 54.0 billion. Capital expenditure amounted to EUR 7.1 billion; depreciation and amortization increased to around EUR 9.5 billion; disposals amounted to EUR 3.4 billion and related mainly to the sale of real estate in the form of sale and lease back transactions.

      The development of property, plant and equipment for 2002 is shown in the table of consolidated noncurrent assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leasing

      Minimum lease payments under leases expiring subsequent to December 31, 2002, are shown below (millions of EUR).

	Capital	Operating
Year	leases	leases

2003	63	1,813
2004	58	1,609
2005	60	1,232
2006	58	924
2007	60	842
after 2007	666	3,630

Total minimum lease payments	965	10,050

Imputed interest	(422)

Present value of net minimum lease payments	543

      Capital leases are primarily for office buildings and have terms of up to 25 years. EUR 794 million of the operating leases payments relate to real estate previously sold and leased back with average terms of 18 years.

(14)  Financial Assets

      The net carrying amounts of financial assets at:

	As of
	December 31,

	2002	2001

	(millions of €)
Investments in unconsolidated subsidiaries	149	228
Loans to unconsolidated subsidiaries	58	82
Investments in associated companies	2,593	3,944
Other investments in related companies	1,021	1,895
Long-term loans to associated and related companies	3	395
Other investments in noncurrent securities	238	879
Other long-term loans	107	534

	4,169	7,957

      The decrease of EUR 1,351 million in the net carrying amount of investments in associated companies relates mainly to the reclassification of the shares in Ben (EUR 543 million) and an investee of T-Mobile USA (EUR 283 million) as a result of their full consolidation for the first time in the year under review. Furthermore, the decrease is marked by current year losses and the amortization of goodwill, particularly relating to comdirect bank. These developments were offset by increases in various related companies of T-Mobile International AG amounting to EUR 437 million.

      The decrease of EUR 874 million in other investments in related companies is largely a consequence of the valuation adjustment on and the subsequent disposal of the shares held in France Telecom.

      Long-term loans primarily include loans to associated and related companies. The decrease is mainly attributable to valuation adjustments for loans to cable companies.

      Other investments in noncurrent securities mainly include fixed-interest securities. The decrease is attributable to the sale of part of the fixed-interest securities from the portfolio of Deutsche Telekom Holding B.V., Amsterdam, and a valuation adjustment in Deutsche Telekom AG’s securities portfolio.

      A considerable proportion of other long-term loans was reclassified as loans to unconsolidated subsidiaries in the year 2002 as a result of the acquisition of HoldCo/ Polpager by T-Mobile International AG. Furthermore, the decrease in other long-term loans was also attributable to the repayment of a Deutsche Telekom AG loan by Deutsche Post.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The development of financial assets is shown in the table of noncurrent assets.

      Significant investments in associated companies are shown below:

	As of December 31, 2002			As of December 31, 2001

	Deutsche		of which:	Deutsche		of which:
	Telekom	Net carrying	Embedded	Telekom	Net carrying	Embedded
Name	share	amount	goodwill(1)	share	amount	goodwill(1)

	(%)	(millions of €)		(%)	(millions of €)
PTC	49.0	1,287	1,122	45.0	1,232	1,114
GSM Facilities	25.6	586	—	24.0	516	—
MTS(2)	36.2	455	11	36.2	435	16
Other		265	52		1,761	685

		2,593	1,185		3,944	1,815

(1)	Net difference between carrying value and equity in net assets
(2)	Proportional market value of EUR 1,277 million and EUR 1,459 million at December 31, 2002 and 2001 respectively

(15)  Inventories, Materials and Supplies

	As of December 31,

	2002	2001

	(millions of €)
Raw materials and supplies	466	597
Work in process	350	458
Finished goods and merchandise	730	606
Advance payments	10	10

	1,556	1,671

      Inventories, materials and supplies decreased compared with the previous year by EUR 114 million or 6.8%. This figure includes offsetting effects of EUR 26 million resulting from changes in the composition of the Deutsche Telekom Group.

      Raw materials and supplies include spare parts for data communications equipment, transmission equipment and other telecommunications spare parts, components and cable. Work in process is mainly related to projects which have not yet been completed, such as the installation of telecommunications systems and the implementation of IT systems solutions.

      Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing as well as existing rights of use for submarine cables.

      Advance payments relate primarily to orders for terminal equipment.

(16)  Receivables

	As of December 31,

	2002	2001

	(millions of €)
Trade accounts receivable	5,840	6,173
Receivables from unconsolidated subsidiaries	171	423
Receivables from associated and related companies	247	230

	6,258	6,826

      In December 2002, T-Systems International GmbH and its subsidiaries T-Systems PCM AG and T-Systems GEI GmbH sold without recourse certain trade accounts receivable amounting to EUR 276 million to a special purpose vehicle as part of an asset-backed securitization program. The contract explicitly rules out the retransfer of the receivables sold. Appropriate discounts have been agreed to cover financing and program costs and possible bad debt losses. The contract provides for a rebate of the discounts if the risks

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

covered by the discounts are not utilized by the purchaser. Servicing of the receivables sold is performed by T-Systems on behalf of the purchaser.

      Since December 2001, Deutsche Telekom AG has sold by way of global assignment certain trade accounts receivable to a special-purpose vehicle as part of an asset-backed securitization program. The contract explicitly rules out the retransfer of the receivables sold. The contract provides for a rebate of the discounts if the risks covered by the discounts are not utilized by the purchaser. Servicing of the receivables sold is performed by Deutsche Telekom on behalf of the purchaser.

      All receivables are due within one year, with the exception of EUR 63 million for trade accounts receivables.

      The allowance for doubtful accounts and changes therein are in millions of euros as follows:

		Charged to costs	Amounts written
Years	As of January 1	and expenses	off/released	As of December 31

	(millions of €)
2000	493	379	(82)	790
2001	790	1,167	(623)	1,334
2002	1,334	701	(680)	1,355

      The Company directly wrote off accounts receivable balances of EUR 414 million in 2002 (December 31, 2001: EUR 391 million; December 31, 2000: EUR 344 million).

(17)  Other Assets

	As of December 31,

	2002	2001

	(millions of €)
Tax receivables	1,782	3,287
Accrued interest	390	352
Receivables from employees	46	34
Receivables from reimbursements and loans receivable	96	221
Miscellaneous other assets	1,078	1,072

	3,392	4,966

      The decrease in other assets relates mainly to the decrease in tax receivables, which consist mainly of income taxes. The considerable decrease in income tax receivables relates mainly to the non-recurrence of the reimbursement of corporate income tax resulting from the dividend payment of T-Mobile International AG to Deutsche Telekom AG amounting to EUR 1.1 billion in the previous year. Furthermore, a claim for reimbursement shown in the previous year has been realized. Receivables in the year under review include tax refunds of approximately EUR 0.8 billion relating to the recognition of amortization on Deutsche Telekom AG’s goodwill.

(18)  Marketable Securities

	As of December 31,

	2002	2001

	(millions of €)
Treasury shares	7	7
Other marketable securities	406	695

	413	702

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The number of treasury shares at the balance sheet date, 2,670,828, unchanged from the December 31, 2001 is made up as follows:

Number of
Shares

1996 Employee Stock Purchase Plan	459,900
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Shares acquired from the KfW, not yet issued	14,630

2,670,828

      The shares are recorded in the balance sheet at an acquisition cost of EUR 2.56 per share. The shares not purchased by employees in 2000 (14,630) were initially shown in the balance sheet at acquisition cost of EUR 0.9 million and written down to the lower market trading price applicable at the balance sheet date. The total proportion of treasury shares in capital stock is 0.07%.

      The decrease in other marketable securities compared with the previous year is mainly attributable to the reduction of Deutsche Bundespost bonds and debentures held to maintain favorable trading conditions and the maturity of callable bonds.

      Other marketable securities primarily relate to own bonds held to maintain favorable trading conditions (EUR 139 million) and callable step-up bonds (EUR 225 million) held by Deutsche Telekom AG.

(19)  Liquid Assets

	As of December 31,

	2002	2001

	(millions of €)
Checks	10	47
Petty cash and deposits at the Bundesbank	42	25
Cash in banks (including deposits at Deutsche Postbank AG)	1,853	2,796

	1,905	2,868

	As of December 31,

	2002	2001

	(millions of €)
Cash and cash equivalents
Original maturity less than 3 months	1,712	2,738
Temporary cash investments (original maturity longer than 3 months)	193	130

	1,905	2,868

      Cash and cash equivalents with original maturity of less than 3 months consist primarily of fixed-term bank deposits, checking account balances, deposits at the Bundesbank and Deutsche Postbank AG and petty cash. Temporary cash investments consist almost exclusively of fixed-term bank deposits.

      The development of cash and cash equivalents is shown in the consolidated statement of cash flows.

(20)  Prepaid Expenses and Deferred Charges

      Prepaid expenses and deferred charges of EUR 771 million (Dec. 31, 2001: EUR 813 million) include discounts on loans of EUR 295 million (Dec. 31, 2001: EUR 351 million) which are amortized on a straight line basis over the terms of the respective liabilities. Other prepaid expenses and deferred charges are also shown for advance personnel costs and lease payments.

(21)  Shareholders Equity

      A detailed account of the development of the consolidated shareholders’ equity for the years 2000, 2001 and 2002 is presented in a separate table before the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The development of the consolidated shareholders’ equity from December 31, 1995, to December 31, 2002, is as follows (millions of €):

* unaudited

(22)  Capital Stock

      In accordance with Article 5 (1) of the Articles of Incorporation, Deutsche Telekom AG’s capital stock totaled EUR 10,746 million at December 31, 2002, representing 4,197.8 million registered ordinary no par value shares. Each share entitles the holder to one vote.

      The Federal Republic’s direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 30.75% at December 31, 2002; the KfW’s shareholding was 12.02% at December 31, 2002. Correspondingly, the Federal Republic held 1,291 million no-par value shares (EUR 3,304 million) of the capital stock as at December 31, 2002, while the KfW held 505 million no-par value shares (EUR 1,292 million). The remaining shares are in free float.

      In the course of the acquisition of T-Mobile USA/Powertel, Deutsche Telekom AG granted options on Deutsche Telekom shares in exchange for the warrants in circulation between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. At December 31, 2002, the number of Deutsche Telekom shares deposited as collateral for the outstanding options granted to T-Mobile USA/Powertel employees amounted to 26,769,950.

Authorized Capital

      With the approval of the Supervisory Board, the Board of Management is authorized to increase the capital stock (share capital) by up to a nominal amount of EUR 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares for non-cash contributions in the period up to May 25, 2005. The authorization may be exercised in full or in part. The preemptive right of shareholders is precluded. The Board of Management is authorized to determine the rights accruing to the shares in the future and the conditions for issuing shares with the approval of the Supervisory Board. As of December 31, 2002 1,168,148,391 of the 1,509,802,017 ordinary shares have been issued for the acquisition of T-Mobile USA and Powertel.

Contingent Capital

      The capital stock may be conditionally increased by up to EUR 500,000,000, divided into up to 195,312,500 shares (Contingent Capital I). The contingent capital may be increased only to the extent that

a.	the holders or creditors of conversion rights or warrants attached to the convertible bonds or bonds with warrants issued by May 28, 2006 by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding on the basis of the authorization granted by resolution of the Shareholders’ Meeting of May 29, 2001, exercise their conversion or option rights or

b.	holders or creditors obligated to convert the convertible bonds issued by May 28, 2006, by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding pursuant to the authorization granted by resolution of the Shareholders’ Meeting of May 29, 2001, fulfill their conversion obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The new shares are expected to participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights being exercised or the fulfillment of any conversion obligations. The Contingent Capital I was used in 2003 through the issuance of approximately EUR 2.3 billion of convertible bonds that are mandatorily convertible into common shares of Deutsche Telekom AG at maturity on June 1, 2006. The convertible bonds were issued by Deutsche Telekom’s Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. The Securities were priced at par with a 6.5% coupon and a conversion ratio that, depending on the share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). The Securities were placed with non-U.S. institutional investors outside the United States.

      Pursuant to the authorization granted by resolution of the Shareholders’ Meeting of May 29, 2001 the share capital was conditionally increased by up to EUR 307,200,000, divided into up to 120,000,000 new individual no par value registered shares (Contingent Capital II). The contingent capital increase was made exclusively for the purpose of granting subscription rights to members of the Board of Management of Deutsche Telekom AG, executives at levels below the Board of Management of Deutsche Telekom AG and other executives, managers and specialists of Deutsche Telekom AG and to Board of Management members, managing board members and other executives of second- and lower-tier domestic and foreign Group companies on the basis of a 2001 Stock Option Plan. As of December 31, 2002 none of the subscription rights granted under the Stock Option Plan 2001 have been exercised.

      Pursuant to the authorization granted by resolution of the Shareholders’ Meeting of May 29, 2001 the share capital was conditionally increased by up to EUR 2,621,237.76, divided into up to 1,023,921 shares (Contingent Capital III). The contingent capital increase serves exclusively to grant subscription rights to members of the Board of Management and executives of the Corporation, as well as Board of Management members, managing board members and other executives of second- and lower-tier affiliated companies on the basis of a Stock Option Plan as provided for in the resolution of the Shareholders’ Meeting of May 25, 2000. As of December 31, 2002 none of the subscription rights granted under the Stock Option Plan 2000 have been exercised.

Treasury Shares

      Pursuant to the authorization granted by resolution of the Shareholders’ Meeting of May 28, 2002 the Board of Management’s authorization to acquire treasury shares, which was resolved by the shareholders’ meeting on May 29, 2001, was rescinded. At the same time, Deutsche Telekom AG was authorized to acquire treasury shares up to a maximum of 10% of the share capital, i.e., a total of no more than 419,775,242 shares. These treasury shares may be used for listings on foreign stock exchanges, offered as compensation in mergers or the acquisition of companies and equity interests, or retired. The authorization may be exercised in full or in part, and is valid until November 18, 2003.

(23)  Additional Paid-In Capital

      The additional paid-in capital of the consolidated Group exceeds the additional paid-in capital of Deutsche Telekom AG of EUR 24,319 million by EUR 25,758 million. This is due in part to the recording in 2001 of the new Deutsche Telekom shares issued in the course of the acquisition of T-Mobile USA/Powertel at their market value (EUR 28,680 million) instead of their nominal value (EUR 2,990 million), which is permitted in the consolidated financial statements. Furthermore, there were other allocations to additional paid-in capital in 2002 amounting to EUR 68 million from the exercise of conversion options by former shareholders of T-Mobile USA/Powertel. The shares in Deutsche Telekom reserved for these conversion options in a trust were included in the unconsolidated financial statements of Deutsche Telekom AG in 2001 at the time of the appropriation of the additional paid-in capital.

(24)  Retained Earnings

      In addition to the transfers made from Deutsche Telekom AG’s net income from prior years, retained earnings include the consolidated group’s share of the consolidated subsidiaries’ net income or losses, provided they were generated by such subsidiaries since being included in the consolidated Group, as well as a reserve for treasury shares held by the Company in accordance with § 272 (4) HGB. This item also includes the cumulative effects of consolidation entries from prior years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(25)  Minority Interest

      Minority interest represents the minority shareholders’ proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Online International AG, Croatian Telecom, MATAV, Slovenske and RadioMobil.

(26)  Stock-Based Compensation

     Deutsche Telekom AG

     2000 Stock Option Plan

      In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution passed by the shareholders’ meeting in May 2000. The quoted fair market value of Deutsche Telekom’s common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 60.40 per share. The term of the options runs until July 20, 2005.

      The options could not be exercised before the end of the lock-up period on July 19, 2002, and may only be exercised if and when the absolute and relative performance targets have both been exceeded at least once in the period from July 20, 2002, to July 19, 2005.

      The absolute performance target is considered to have been reached when the moving average of the closing price of the shares in Xetra trading on the Frankfurt Stock Exchange exceeds the exercise price by more than 20% for a period longer than 30 days.

      The relative performance target is linked to share price performance relative to the performance of the Dow Jones Euro Stoxx 50© Total Return Index. The options may only be exercised if, after the end of the two-year lock-up period, the share price performance adjusted for dividends, options and other special rights (total shareholder return) exceeds the performance of the Euro Stoxx 50© Total Return index measured on a moving thirty-day average basis.

      Deutsche Telekom reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights — SAR) instead of issuing new shares. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. As at December 31, 2002, no resolution on conversion had been passed to this effect.

      As of December 31, 2002, the weighted average remaining time to maturity of the outstanding options from the 2000 Stock Option Plan was approximately 2.5 years.

      The shareholders’ meeting in May 2001 resolved that no further stock options would be granted on the basis of the 2000 Stock Option Plan.

      The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2000 Stock Option Plan (options in thousands) are as follows:

	2000 Stock Option Plan

	2002		2001		2000

		Weighted-		Weighted-		Weighted-
		average		average		average
	Stock options	exercise price	Stock options	exercise price	Stock options	exercise price

	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	1,001	62.69	1,022	62.69	—	—
Granted	—	—	—	—	1,024	62.69
Exercised	—	—	—	—	—	—
Forfeited	7	62.69	21	62.69	2	62.69

Outstanding at end of year	994	62.69	1,001	62.69	1,022	62.69

Exercisable at end of year	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     2001 Stock Option Plan

      For the 2001 Stock Option Plan, the shareholders’ meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no-par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 options to be issued to members of the Board of Management and other executives of the Company and lower-tier affiliated companies as part of the Deutsche Telekom 2001 Stock Option Plan.

      50% of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50% of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

      The exercise price is payable upon exercise of the options. The exercise price per share is 120% of the reference price. The reference price corresponds to the non-weighted average of the closing price of the Deutsche Telekom shares in Xetra trading (or a comparable successor system) as operated by Deutsche Boerse AG on the Frankfurt Stock Exchange over the last 30 trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of the Deutsche Telekom shares in Xetra trading (or a comparable successor system) as operated by Deutsche Boerse AG on the Frankfurt Stock Exchange on the day on which the options are granted, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

      The options may not legally be sold, transferred, pledged or otherwise disposed of except in the event of death, in which case the options are transferred to the heirs.

      Deutsche Telekom reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights — SAR) instead of issuing new shares. The exercise of an SAR cancels the related option and the exercise of an option cancels the related SAR. As at December 31, 2002, no resolution on conversion had been passed to this effect.

      On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the 2001 Stock Option Plan on the basis of the resolution passed by the shareholders’ meeting in May 2001. The quoted fair market value of Deutsche Telekom’s common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

      In 2002, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution passed by the shareholders’ meeting in May 2001. The quoted fair market value of Deutsche Telekom’s common stock as quoted on Frankfurt am Main Xetra on the grant date was EUR 10.30 per share. The term of the options runs until July 14, 2012.

      As of December 31, 2002, the weighted average remaining time to maturity of the outstanding options from the 2001 Stock Option Plan was approximately 8.8 years.

      The activities relating to the stock options granted by Deutsche Telekom to beneficiaries of the 2001 Stock Option Plan (options in thousands) are as follows:

	2001 Stock Option Plan

	2002		2001

		Weighted-average		Weighted-average
	Stock options	exercise price	Stock options	exercise price

	in thousands	(€)	in thousands	(€)
Outstanding at beginning of year	8,219	30.00	—	—
Granted	3,928	12.36	8,221	30.00
Exercised	—	—	—	—
Forfeited	183	29.16	2	—

Outstanding at end of year	11,964	24.22	8,219	30.00

Exercisable at end of year	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Furthermore, in 2002, Deutsche Telekom AG granted 2,580 SARs to employees in countries in which it was not legally possible to grant stock options. As of December 31, 2002, 168,050 of the SARs granted were still outstanding.

     T-Online International AG

     2000 Stock Option Plan

      In 2000, T-Online, for the first time, granted stock options to certain employees of T-Online International AG. On July 6, 2000, T-Online used its authority under shareholders’ resolutions adopted in March 2000 to grant 214,473 options in respect of 214,473 shares of its stock to participants in its Stock Option Plan at an exercise price of EUR 37.65. The term of the options runs until July 6, 2005. In accordance with the decision of the shareholders’ meeting, a total of 20,000,000 shares were reserved as contingent capital for future issuance under the 2000 Stock Option Plan. This contingent capital increase was reduced to EUR 214,473 at the shareholders’ meeting on May 30, 2001.

      No options granted under the 2000 Stock Option plan have yet been exercised, firstly because they were not exercisable until the end of the lock-up period on July 6, 2002 and, secondly, because the options are only exercisable when both the absolute and the relative performance targets have been exceeded at least once in the period between July 7, 2002, and July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing Frankfurt Xetra share price exceeds the exercise price by more than 40%. The relative performance target is linked to the performance of the shares relative to the performance of the Dow Jones Euro Stoxx Telecom© index. The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options and other special rights (total shareholder return), exceed the performance of the Euro Stoxx Telecom© index by more than 20% measured on a moving thirty-day average basis.

      The weighted average remaining contractual life as of December 31, 2002, was 2.5 years.

      The activities relating to the share options granted by T-Online International AG as part of the 2000 Stock Option Plan (in thousands) are as follows:

	2000 Stock Option Plan

	2002		2001		2000

		Weighted-average		Weighted-average		Weighted-average
	Stock options	exercise price	Stock options	exercise price	Stock options	exercise price

	in thousands	(€)	in thousands	(€)	in thousands	(€)
Outstanding at beginning of year	117	37.65	177	37.65	n/a	n/a
Granted	—	—	—	—	214	37.65
Exercised	—	—	—	—	—	—
Forfeited	5	37.65	60	37.65	37	37.65

Outstanding at end of year	112	37.65	117	37.65	177	37.65

Exercisable at end of year	—	—	—	—	—	—

     2001 Stock Option Plan

      The shareholders’ meeting on May 30, 2001, conditionally increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG and authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG and members of the Boards of Management, members of the management and other directors, senior managers and selected specialists at Group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

      The Stock Option Plan is structured as a “premium priced plan”. The exercise price is payable upon exercise of the options. The exercise price per share is 125% of the reference price. The reference price corresponds to the non-weighted average of the closing prices of the T-Online share in Xetra trading on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deutsche Boerse AG stock exchange in Frankfurt am Main (or a subsequent system in place of the Xetra system) over the last 30 trading days before granting of the options. If the average closing price calculated by this method is lower than the closing price of the T-Share in Xetra trading on the Deutsche Boerse AG stock exchange (or a subsequent system) on the day of granting of the options, this closing price shall be taken as the reference price.

      Options are granted in annual tranches for periods of five years; stock options can be granted for the last time in 2005.

      50% of the options granted may only be exercised after a period of two years — calculated from the day the options are granted. The remaining 50% of the options granted may only be exercised three years after the day the preemptive rights are issued. The options have a life of ten years from the date of granting, meaning that options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeited without replacement of compensation at the latest on August 12, 2011, and July 14, 2012, respectively. As at December 31, 2002, the weighted average remaining time to maturity of the outstanding options from the 2001 Stock Option Plan was around 9 years.

      2,369,655 options were granted on August 13, 2001, in the first tranche on the basis of the resolution passed by the shareholders’ meeting passed in May 2001. A further 2,067,460 options were granted in the second tranche on July 15 2002. The exercise price, the performance target, for the first tranche is EUR 10.35 (125% of the reference price of EUR 8.28) and for the second tranche EUR 10.26 (125% of the reference price of EUR 8.21).

      The activities relating to the share options granted by T-Online International AG as part of the 2001 Stock Option Plan (in thousands) are as follows:

	2001 Stock Option Plan

	2002		2001

		Weighted-average		Weighted-average
	Stock options	exercise price	Stock options	exercise price

	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of the year under review	2,348	10.35	—	—
Granted	2,067	10.26	2,369	10.35
Exercised	—	—	—	—
Forfeited	—	—	21	10.35

Outstanding at end of year	4,415	10.31	2,348	10.35

Exercisable at end of year	—	—	—	—

     Stock Option Plan for the Acquisition of Ya.com Shares

      In connection with the acquisition of shares in Ya.com, employees of Ya.com were granted 1,863,886 options for T-Online shares, for which the capital stock of T-Online was increased by EUR 1,863,886 in accordance with a resolution passed on September 22, 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The activities relating to the share options (in thousands) granted by T-Online International AG as part of the acquisition of shares are as follows:

	Ya.com 2000 Option Plan

	2002		2001		2000

		Weighted-average		Weighted-average		Weighted-average
	Stock options	exercise price	Stock options	exercise price	Stock options	exercise price

	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	1,084	0.00	1,864	0.00	n/a	n/a
Granted	—	—	—	—	1,864	0.00
Exercised	376	—	692	—	—	—
Forfeited	342	—	88	—	—	—

Outstanding at end of year	366	0.00	1,084	0.00	1,864	0.00

Exercisable at end of year	366	0.00	1,084	0.00	280	0.00

      In its function as conversion trustee, Dresdner Bank holds 430,000 options which may be sold under certain circumstances upon instruction by T-Online International AG. As the issuance of shares underlying these options for cash is viewed as an indirect cash payment by Ya.com shareholders to T-Online International AG as a result of the issue of T-Online shares, the proceeds of the sale of these options will be allocated upon sale as a premium to additional paid-in capital.

     T-Mobile USA

      Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been set up for the benefit of holders of T-Mobile USA stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of T-Mobile USA common stock divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

      At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest over a period of four years and have a term of up to 10 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The activities relating to the share options granted since the acquisition of T-Mobile USA are as follows:

			Seven months ended
	Year ended December 31, 2002		December 31, 2001

	Stock	Weighted-average	Stock	Weighted-average
	options	exercise price	options	exercise price

	in thousands	(USD)	in thousands	(USD)
Outstanding, beginning of period	22,090	16.21	6,444	58.27
Conversion of historical T-Mobile USA options	—	—	(6,444)	58.27
Adjustment for T-Mobile merger	—	—	24,278	15.36
Granted	5,964	13.35	—	—
Exercised	2,133	3.35	1,639	3.21
Forfeited	941	19.51	549	17.47

Outstanding at end of year	24,980	16.41	22,090	16.21

Exercisable at end of year	10,028	13.95	6,299	9.88

	Outstanding options			Exercisable options

		Weighted-average
Ranges of the		remaining	Weighted-average		Weighted-average
exercise prices	Number	contractual	exercise	Number	exercise
in USD	(in thousands)	life (years)	price (USD)	(in thousands)	price (USD)

0.00 - 7.60	5,631	5.1	2.68	4,460	2.56
7.61 - 15.20	8,351	8.0	11.98	1,359	8.75
15.21 - 22.80	73	6.5	17.62	53	17.62
22.81 - 30.39	9,504	7.5	26.25	3,447	27.17
30.40 - 37.99	1,421	7.1	30.98	709	30.98

0.00 - 37.99	24,980	7.1	16.41	10,028	13.95

     Powertel

      Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom AG options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account set up for the benefit of holders of Powertel stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of Powertel common stock divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

      The Powertel 2000 Stock Plan had 535,306 shares available at December 31, 2002. This plan was changed as a consequence of the acquisition. Under the terms of this plan, all employees, managers, directors, consultants and advisors may be eligible for the allocation of options, conditional share allocations or other allocations within the framework of the 2000 Stock Plan.

      A total of 1,254,695 Deutsche Telekom shares were available for outstanding options at December 31, 2002, for the Powertel Employee Stock Option Plan in force since 1991 (“1991 Option Plan”). The Powertel Board of Directors has decided not to grant any further options in the 1991 Option Plan.

      At December 31, 2002, there were no shares available for outstanding options for the Non-employee Stock Option Plan (“Non-employee Plan”). The Powertel Board of Directors has decided not to grant any further options in the Non-employee Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The activities relating to the share options granted since the acquisition of Powertel are as follows:

			Seven Months ended
	Year ended December 31, 2002		December 31, 2001

		Weighted-average		Weighted-average
	Stock options	exercise price	Stock options	exercise price

	in thousands	(USD)	in thousands	(USD)
Outstanding, beginning of period	2,509	19.50	2,010	53.31
Conversion of historical Powertel options			(2,010)	53.31
Adjustment for T-Mobile merger			5,323	20.04
Granted	—	—	—	—
Exercised	446	5.39	1,200	6.29
Forfeited	273	27.27	1,614	31.42

Outstanding at end of year	1,790	21.85	2,509	19.50

Exercisable at end of year	891	16.93	883	8.76

	Outstanding options			Exercisable options

		Weighted-average
Ranges of the		remaining	Weighted-average		Weighted-average
exercise prices	Number	contractual	exercise	Number	exercise
in USD	(in thousands)	life (years)	price (USD)	(in thousands)	price (USD)

0.02 - 7.60	543	5.2	5.58	433	5.64
7.61 - 15.20	142	5.4	9.90	121	9.64
15.21 - 22.80	22	6.8	19.78	14	19.61
22.81 - 30.39	512	8.0	26.86	50	26.46
30.40 - 38.00	571	7.2	35.87	273	36.18

0.02 - 38.00	1,790	6.7	21.85	891	16.93

     MATAV

      On April 26, 2002, the annual Shareholders’ Meeting of Magyar Tavkoezlesi Reszvenytarsasag (MATAV) approved the introduction of a new management share option plan.

      In order to satisfy the exercise of options granted, the annual Shareholders’ Meeting of MATAV authorized MATAV’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each having a nominal value of HUF 100 as treasury shares.

      On July 1, 2002, MATAV used its authority under the shareholders’ resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the First Tranche (exercisable 2003) and HUF 950 for the Second Tranche and Third Tranche (exercisable 2004 and 2005, respectively). The quoted fair market value of MATAV common stock as quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options expire five years from the date of grant (June 30, 2007.) The remaining contractual life as of December 31, 2002, was 4.5 years.

      The options with respect to the maximum of one-third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

      The options with respect to the maximum of a further one-third of the shares that can be purchased under the relevant options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

      The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The options may not be sold, transferred, assigned, charged, pledged or otherwise encumbered or disposed of to any third person.

      The activities relating to the share options granted by MATAV are as follows:

2002 Stock Option Plan

Weighted-average
	Stock options	exercise price

	(in thousands)	(HUF)
Outstanding, beginning of period	—	—
Granted	3,965	944
Exercised	—	—
Forfeited	—	—

Outstanding at end of year	3,965	944

Exercisable at end of year	—	—

(27) Accruals for Pensions and Similar Obligations

      Deutsche Telekom’s pension obligations for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the Basic Law (Grundgesetz — GG). Deutsche Telekom’s indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

      The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of employees’ compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees then approaching retirement remained unchanged. For younger employees, the obligations were converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom annually credits further amounts to this account; when the insured event occurs, the account balance is paid out in full, in installments or converted into a pension. If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations became due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

      A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting the Company’s obligations. Since November 2000 Deutsche Telekom has assumed the direct obligation to provide payments to pensioners covered by this collective agreement. The VAP’s obligations are therefore suspended (parallel obligation). The VAP provides the pension services for and on behalf of Deutsche Telekom. Pension accruals are recorded in the balance sheet for financial reporting purposes for the direct pension obligations in accordance with U.S. GAAP (SFAS No. 87). Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the balance sheet for tax reporting purposes in accordance with § 6a of the German Income Tax Act (EStG). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services.

      Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the composition of pension obligations:

	As of
	December 31,

	2002	2001

	(millions of €)
Pension obligations:
— Direct	2,927	2,683
— Indirect	1,007	966
Obligations in accordance with Article 131 GG	8	12

	3,942	3,661

      The obligation amounts shown contain a so-called “additional minimum liability” for certain pension plans. An additional minimum liability is a step-up amount for pension obligations relating to certain pension plans, whose changes are shown under German GAAP as affecting net income (loss), but are reflected as a charge to equity under U.S. GAAP. Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,465 million (2001: EUR 3,402 million).

	As of
	December 31,

	2002	2001

	(millions of €)
Actuarial present value of benefits:
Vested	3,978	3,701
Nonvested	409	342

Accumulated benefit obligation	4,387	4,043
Effect of projected future salary increases	85	121

Projected benefit obligation	4,472	4,164
Plan assets at fair value	(412)	(405)

Projected benefit obligation in excess of plan assets	4,060	3,759

Unrecognized net (losses)	(595)	(357)

Unfunded accrued pension cost	3,465	3,402

Additional minimum liability	477	259

Total obligation	3,942	3,661

      Taking into consideration the plan assets, the total pension obligations are fully disclosed.

      The corresponding pension accruals measured in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz — EStG) are EUR 3,474 million (December 31, 2001: EUR 2,995 million).

      The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP (SFAS No. 87) and using the assumptions at the respective balance sheet dates as shown in the following table:

	2002	2001	2000

Discount rate	5.75%	6.00%	6.25%
Projected salary increase	2.75%-3.50%	2.75%-3.50%	2.75%-3.50%
Expected return on assets	6.00%	6.00%	6.00%-6.50%
Projected pension increase	1.50%	1.50%	1.50%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Development of the projected benefit obligation:

	2002	2001

	(millions of €)
Projected benefit obligation, beginning of year	4,164	3,764
Service cost	155	144
Interest cost	241	228
Change in obligations	(59)	(6)
Actuarial losses	201	280
Total benefits actually paid	(230)	(246)

Projected benefit obligation, end of year	4,472	4,164

      Development of plan assets at fair value:

	2002	2001

	(millions of €)
Plan assets at fair value, beginning of year	405	379
Actual return on plan assets	(20)	2
Contributions by employer	79	73
Benefits actually paid through pension funds	(52)	(49)

Plan assets at fair value, end of year	412	405

      Net periodic pension cost is summarized as follows:

	2002	2001	2000

	(millions of €)
Service cost	155	144	119
Interest cost	241	228	208
Return on Plan Assets	(24)	(24)	(17)
Amortization of gains and losses	7	0	—

Net periodic pension cost	379	348	310

Civil servant retirement arrangements

      Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstuetzungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000, to form the joint pension fund Bundes-Pensions-Service fuer Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The BPS-PT works for all three companies of all three companies and also handles financial administration for the Federal Republic on a trust basis. It carries out all transactions for civil servants’ pension and allowance payments for Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

      In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz — PTNeuOG), BPS-PT makes pension and allowance payments to retired civil servant employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom AG’s payment obligations to its special pension fund is defined under § 16 of the Law concerning the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG). Since 2000, Deutsche Telekom AG has been legally obligated to make annual contributions to the special pension fund amounting to 33% of the pensionable gross remuneration of active civil servants and the notional pensionable gross remuneration of civil servants on leave of absence. The funding of this annual contribution is recognized as a period expense. These contributions amounted to EUR 838 million, EUR 845 million and EUR 895 million in 2002, 2001 and 2000, respectively (see note (33) — Guarantees and Commitments, and Other Financial Obligations).

      Under PTNeuOG, the Federal Republic compensates the special pension fund for any shortfalls between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG and returns on assets, and guarantees that the special pension fund has sufficient monies to satisfy the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

(28)  Other accruals

	As of December 31,

	2002	2001

	(millions of €)
Taxes	2,086	1,938
Provisions for deferred taxes	1,646	5,348
Accruals other than taxes
Employee benefits
Civil Service Health Insurance Fund	1,101	1,079
Personnel restructuring	558	252
Other obligations	1,080	916

	2,739	2,247
Outstanding invoices	2,540	2,218
Unused telephone units on phone cards sold	500	422
Loss contingencies	426	514
Advertising cost subsidies / commissions	351	270
Restoration commitments	303	265
Risks related to real estate	227	168
Refunds to be granted	168	132
Litigation risks	164	266
Investment risks	126	145
Deferred maintenance	55	56
Other	824	777

	8,423	7,480

	12,155	14,766

      Due to differences between the book value and the fair market value of mobile communications licenses, intangible assets were recorded in 2001 upon first consolidation of T-Mobile USA with the accounting of the purchase price. This generated a provision for deferred taxes of EUR 5,812 million which was reduced to EUR 2,167 million in 2002 after write-downs on mobile communications licenses.

      The increase in other accruals (excluding deferred taxes) is mainly attributable to an increase in personnel accruals (EUR 492 million) and accruals for outstanding invoices (EUR 322 million).

      The Civil Service Health Insurance Fund (PBeaKK) provides services for its members mainly in cases of illness, birth or death and calculates the allowances. When Postreform II came into effect, the PBeaKK was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund’s sources of regular income and benefits paid. Deutsche Telekom AG has accrued the actuarially determined present value of this future deficit which Deutsche Telekom has to cover, taking the 1998 life expectancy tables by Prof. Dr. Klaus Heubeck (“Richttafeln 1998”) into account, which primarily reflect the increase in average life expectancy. The expense for the addition to this accrual was EUR 44 million in the year under review (2001: EUR 70 million; 2000: EUR 142 million).

      Deutsche Telekom had, in response to competition, announced its intention to reduce its workforce by approximately 60,000 to 170,000 full-time equivalent employees by the end of the year 2000 (excluding employees of subsidiaries first consolidated after January 1, 1995) through natural attrition, early retirement and other programs. The planned reductions included an estimated 38,300 non-civil servants expected to leave under voluntary separation agreements. This personnel restructuring program has now been completed. However, contracts remain which are not completed. In addition, collective agreements are used for early retirement and programs, which will lead to the establishment of new accruals when a fixed contract is finalized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The table below sets forth the payments made and the related accruals/ payables for future payments in respect of these staff reduction measures for the years 2002 and 2001:

	2002	2001

	(millions of €)
Accruals/ payables, beginning of year	215	150
Payments made (including payments made against accruals / payables)	(117)	(125)
Additions to accruals / payables	166	190

Accruals/ payables, end of year	264	215

      During 2002, T-Systems announced the planned reduction of the number of its employees. At December 31, 2002, the remaining balance for this reduction was EUR 339 million, of which EUR 252 million relates to staff adjustments and EUR 87 million to other structural measures.

      Of the decrease in accruals for loss contingencies, EUR 150 million relates to accruals for debt premiums at T-Mobile USA. These accruals are the result of the difference between the repayment amount and the higher fair value of bonds.

(29)  Liabilities

	As of December 31, 2002				As of December 31, 2001

		of which due				of which due

		within	in one to	after		within	in one to	after
	Total	one year	five years	five years	Total	one year	five years	five years

	(millions of €)				(millions of €)
Debt
Bonds and debentures	56,752	8,535	29,243	18,974	58,301	12,598	28,447	17,256
Liabilities to banks	6,292	1,341	3,534	1,417	8,730	754	4,984	2,992

	63,044	9,876	32,777	20,391	67,031	13,352	33,431	20,248
Other
Advances received	414	228	186	—	371	357	14	—
Trade accounts payable	3,833	3,807	26	—	4,827	4,792	35	—
Liabilities on bills accepted and drawn	—	—	—	—	1	1	—	—
Payables to subsidiaries	158	157	1	—	104	103	1	—
Liabilities to other companies in which an equity interest is held	147	147	—	—	152	152	—	—
Other liabilities	5,989	4,436	448	1,105	6,565	5,243	355	967
of which: from taxes	(1,159)	(1,159)	—	—	(2,200)	(2,200)	—	—
of which: from social security	(153)	(153)	—	—	(131)	(131)	—	—

	10,541	8,775	661	1,105	12,020	10,648	405	967

Total liabilities	73,585	18,651	33,438	21,496	79,051	24,000	33,836	21,215

      The main items under bonds and debentures relate to old bonds issued by Deutsche Bundespost amounting to EUR 11.8 billion, and bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, with the following conditions:

      Structure of the 2000 global bond:

		Nominal amount	Nominal
Tranche	Nominal amount	in €	interest rate	Maturity

Euro	2,250,000,000	2,250,000,000	6.625%	2005
Euro	750,000,000	750,000,000	7.125%	2010
British pound	625,000,000	960,218,750	7.625%	2005
British pound	300,000,000	460,905,000	7.625%	2030
U.S. dollar	3,000,000,000	2,858,799,000	8.250%	2005
U.S. dollar	3,000,000,000	2,858,799,000	8.500%	2010
U.S. dollar	3,500,000,000	3,335,265,500	8.750%	2030
Japanese yen	90,000,000,000	722,952,000	2.000%	2005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Structure of the 2001 eurobond:

		Nominal amount	Nominal
Tranche	Nominal amount	in €	interest rate	Maturity

Euro	4,500,000,000	4,500,000,000	6.375%	2006
Euro	3,500,000,000	3,500,000,000	7.125%	2011

      After downgrading by Moody’s from A3 to Baa1 in March 2002 and by Standard & Poor’s from A- to BBB+ in April 2002, the coupons of the 2000 global bond and the 2001 eurobond increased by 0.5%. The change in the interest rate has already been included in the tables. If Deutsche Telekom is promoted back to at least A- level, the coupons will be reduced again by 0.5%.

      Structure of the 2002 global bond:

		Nominal amount	Nominal
Tranche	Nominal amount	in €	interest rate	Maturity

Euro	2,000,000,000	2,000,000,000	8.125%	2012
Euro	2,500,000,000	2,500,000,000	7.500%	2007
U.S. dollar	500,000,000	476,466,500	9.250%	2032

      The coupons of the 2002 global bond will increase by 0.5% if Deutsche Telekom is downgraded by Standard & Poor’s and Moody’s to below Baa1/BBB+ respectively.

      Deutsche Telekom International Finance B.V. is a wholly owned subsidiary of Deutsche Telekom and the bonds issued by that subsidiary are fully and unconditionally guaranteed by Deutsche Telekom AG.

      Breakdown of bonds and debentures as follows (in millions of €):

	Effective interest rate

	up to 6%	up to 7%	up to 8%	up to 9%	over 9%	Total

Due in
2003	5,880	2,557	—	—	98	8,535
2004	2,757	3,192	6,212	159	—	12,320
2005	2,123	2,450	960	2,859	—	8,392
2006	421	4,500	—	—	—	4,921
2007	500	500	2,500	—	110	3,610
after 2007	2,105	705	6,429	8,194	1,541	18,974

	13,786	13,904	16,101	11,212	1,749	56,752

      Liabilities to banks (mainly loan notes and short-term loans) due in the next 5 years and thereafter are as follows:

Due in	Amounts

(millions of €)
2003	1,341
2004	557
2005	2,582
2006	161
2007	234
after 2007	1,417

6,292

      The average effective interest rates for our debt positions are:

for bonds and debentures	6.69% p.a. (2001: 6.81% p.a.)
for liabilities to banks	5.74% p.a. (2001: 5.82% p.a.)

      Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities up to EUR 22.6 billion. These include syndicated credit facilities agreed by Deutsche Telekom AG and T-Mobile UK for EUR 12 billion (Deutsche Telekom syndicated credit) and EUR 4.2 billion (T-Mobile

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

UK syndicated credit). Deutsche Telekom AG serves as guarantor of the T-Mobile UK consortium credit. The level of the interest rates depends on Deutsche Telekom’s rating, the amount of the syndicated credit and the LIBOR rate plus margin ranking to be applied, from 0.275% to 0.500%. The loan commitment fee is between 0.050% — 0.200% and also depends on Deutsche Telekom’s rating. EUR 2.0 billion of the T-Mobile UK consortium credit has been used at December 31, 2002. This syndicated credit facility has an average interest rate of 4.69% excluding the loan commitment fee.

      Part of the syndicated credit serves as collateral for Deutsche Telekom’s commercial paper program. Deutsche Telekom cannot draw on the syndicated credit to the amount of the drawings on the commercial paper. At December 31, 2002, Deutsche Telekom issued commercial paper in the amount of EUR 1.5 billion. There were no additional outstanding debts relating to the Deutsche Telekom syndicated credit at the end of 2002. Deutsche Telekom’s credit facilities continue to include short-term bilateral bank lines amounting to EUR 6.4 billion, of which, at the end of 2002, EUR 0.7 billion had been used for short-term drawings and EUR 0.8 billion for guarantees.

      The development of debt is shown in millions of euros as follows:

(*)	unaudited

      The Company’s original debt was raised principally to finance the development of the communications networks in eastern Germany.

      The reasons for the increase in debt in 2000 include the payment for UMTS licenses, the initial investment in T-Mobile USA/Powertel, the increase in the shareholding in MATAV and the acquisition of Slovenske Telekommunikacie and debis Systemhaus.

      The increase in debt in 2001 was mainly attributable to the acquisition and consolidation for the first time of T-Mobile USA/Powertel.

      Debt decreased in 2002, despite the acquisition of the remaining shares in debis Systemhaus and Ben, by around EUR 4 billion, mainly resulting from cash generated from operations, sales of real estate and financial assets and changes in foreign currency rates.

      Liabilities include borrowings of EUR 20,777 million (2001: EUR 17,799 million) denominated in foreign currencies.

      Certain debt agreements contain affirmative and negative covenants, including financial covenants, and provide for various events of default. As of December 31, 2002, Deutsche Telekom and its subsidiaries were in compliance with these covenants. Additionally, certain subsidiaries of Deutsche Telekom are or may be subject to debt covenants that restrain the payment of dividends or the making of loans to Deutsche Telekom AG. With regard to non-wholly owned subsidiaries, agreements with minority shareholders or generally applicable principles of law relating to the rights of minority shareholders may in some instances restrict the ability of Deutsche Telekom to direct the payment of dividends or making of loans from those subsidiaries to Deutsche Telekom AG. The ability of subsidiaries to pay dividends may be subject to limitations relating to the availability of sufficient retained earnings or other local law requirements of general applicability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Other liabilities:

	As of December 31,

	2002	2001

	(millions of €)
Interest	1,556	1,586
Rental and leasing obligations	573	569
Loan notes	842	659
Liabilities to employees	164	153
Other	2,854	3,598

	5,989	6,565

      Other liabilities include taxes of EUR 1,159 million (Dec. 31, 2001: 2,200 million) and social security liabilities of EUR 153 million (Dec. 31, 2001: EUR 131 million).

      Liabilities in the amount of EUR 0 million (2001: EUR 120 million) payable by subsidiary companies to banks and third parties are collateralized. Deutsche Telekom AG has provided no collateral against its liabilities.

      In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act — Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG’s liabilities which were outstanding at January 1, 1995.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

      The consolidated statements of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (DRS) No. 2, cash flow, as approved by the German Standardization Council (DSR), is also used in preparing the consolidated statement of cash flows.

      Liquid assets and short-term investments with original maturities of less than 3 months at the date of purchase are considered cash equivalents in the preparation of the consolidated statements of cash flows. These current cash and cash equivalents decreased by EUR 1.0 billion to EUR 1.7 billion in 2002.

(30)  Net Cash Provided by Operating Activities

      Net cash provided by operating activities in 2002 amounted to EUR 12.5 billion. This represents an increase of EUR 0.5 billion compared with the previous year. This improvement is attributable in part to lower net interest payments resulting from the reversal of hedges, increases in accruals of EUR 1.4 billion and the change in non-cash transactions of EUR 2.3 billion. These are mainly the result of valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion) and for the net carrying amount of Deutsche Telekom’s stake in France Telecom (EUR 0.6 billion).

(31)  Net Cash Used for Investing Activities

      Net cash used for investing activities amounted to EUR 10.1 billion compared with EUR 5.4 billion in the previous year. The cash outflow of EUR 14.6 billion for investments in noncurrent assets is mainly attributable to investments in property, plant and equipment of EUR 6.8 billion, the full acquisition of T-Systems ITS GmbH (formerly debis Systemhaus) amounting to EUR 4.7 billion and the purchase of Ben for EUR 1.7 billion. Disposals resulted in a cash inflow of EUR 3.1 billion. The main factors here are the sale of real estate amounting to EUR 1.3 billion and the sale of shares in T-Online for EUR 0.7 billion. Disposals also included the sale of the shares in France Telecom and Satelindo for a total of EUR 0.6 billion.

      Compared with the previous year, this results in a reduction of EUR 3.1 billion in cash outflows for investments in property, plant and equipment and a decrease in cash inflows from disposals, which in the previous year mainly related to the sale of the shares in Sprint (EUR 3.4 billion) and WIND (EUR 2.7 billion) and the sale of the cable company in Baden-Wuerttemberg (EUR 0.9 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(32)  Net Cash Provided by (Used for) Financing Activities

      Net cash used in financing activities decreased in 2002 by EUR 1.4 billion compared with 2001 to EUR 3.4 billion. 2002 financing activities included approximately EUR 1.8 billion of cash used to reduce debt, and EUR 1.6 billion of cash used to pay the 2001 dividend to shareholders.

OTHER INFORMATION

(33)  Guarantees and Commitments, and Other Financial Obligations

  Guarantees and Commitments

	As of
	December 31,

	2002	2001

	(millions of €)
Guarantees	47	224
Liabilities arising from guarantee agreements	927	66

	974	290

      The increase in liabilities from guarantee agreements relates mainly to obligations and indemnifications of T-Mobile International AG in connection with a EUR 909 million QTE (Qualified Technology Equipment) lease financing transaction.

      Deutsche Telekom AG, DaimlerChrysler Services AG, Berlin and Compagnie Financiere et Industrielle des Autoroute S.A., Sevres Cedex (Cofiroute, France) as a consortium (‘TollCollect‘) have reached an agreement with the Federal Republic of Germany for the development and operation of a system for the recording and collection of toll charges for commercial vehicles. Deutsche Telekom and DaimlerChrysler Services AG, Berlin, each hold a 45% stake in the consortium and Cofiroute 10%. Under the terms of the agreement, the consortium has guaranteed successful completion of the system for the recording and collection of toll charges. This project consists of various phases with corresponding penalties for delayed completion. The system is scheduled to start operation in August 2003. The consortium has also guaranteed the continued successful operation of the system. An operating company will receive a defined level of remuneration for this purpose. If the development of the system does not proceed according to plan or if the system does not work after the start of operation, the consortium will be liable to pay contractual penalties, the amount of which cannot be reasonably estimated. This entails risks of joint and several liability.

  Other Financial Obligations

	As of December 31, 2002			As of December 31, 2001

		of which due			of which due

			from second year			from the second
		in the following	after the		in the following	year after the
	Total	financial year	balance sheet date	Total	financial year	balance sheet date

	(millions of €)
Present value of payments to special pension fund	9,001	831	8,170	9,372	845	8,527
Purchase commitments for interests in other companies	826	218	608	6,872	5,022	1,850
Obligations under rental and lease agreements	10,050	1,813	8,237	6,839	1,269	5,570
Purchase commitments for capital projects in progress including obligations arising from future expenditure	1,213	1,141	72	3,201	3,142	59
Commitments arising from transactions not yet settled	475	364	111	444	315	129

Total other financial obligations	21,565	4,367	17,198	26,728	10,593	16,135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company’s special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof. Klaus Heubeck amounted to EUR 9.0 billion at December 31, 2002, of which EUR 3.8 billion relates to future years of service of the active civil servants.

      In 2002, purchase commitments for interests in other companies consist mainly of EUR 490 million relating to the obligation to acquire additional shares in PTC (EUR 128 million) and obligations of T-Mobile and T-Online in venture funds totaling approximately EUR 160 million. The decrease in purchase commitments for interests in other companies relate mainly to the exercise of the option held by DaimlerChrysler AG, Stuttgart, to sell Deutsche Telekom the remainder of its shares in T-Systems ITS GmbH, Leinfelden-Echterdingen (formerly debis Systemhaus) (EUR 4.7 billion); this option was exercised at the beginning of 2002. Furthermore, T-Mobile International AG fulfilled its obligation to take over additional shares in Ben in September 2002. The exercise price for this financial obligation as reported here in the previous year was EUR 1.7 billion.

      During 2002, the Company sold real estate to a newly established real estate fund for EUR 525 million. In connection with the sale, the Company has committed to lease back the real estate sold for a period of 15 years. The Company has a ‘call’ right to acquire all the shares of the real estate fund after 10 years, and the shareholders of the fund have the ‘put’ right to compel the Company to acquire all the shares of the real estate fund after 16 years. The call and put prices are formula based, determined on the then cash flow multiples generated by the transferred real estate, and adjusted for outstanding mortgage loans at the time of exercise. Based on current market conditions, the undiscounted future put price would be approximately EUR 420 million, net of mortgage loans assumed of approximately EUR 210 million.

      The increase in obligations under rental and lease agreements relates mainly to sale and lease back transactions for real estate.

      The decrease in purchase commitments for capital projects in progress relates mainly to Deutsche Telekom AG. The decrease is mainly attributable to the reduction in investment activities.

      The commitments arising from transactions not yet settled relate mainly to purchase commitments for UMTS and 3G equipment by T-Mobile to Siemens, Nokia and Nortel (total of EUR 354 million). There are detailed agreements covering the purchase quantities and periods.

  Litigation, Claims and Assessments

      A number of purported class action lawsuits have been filed and consolidated in the United States District Court for the Southern District of New York by or on behalf of purported purchasers of the ADSs issued pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserts claims against the Company and the former Chairman of the Management Board, and others, under U.S. federal securities statutes based on allegations that statements made in the registration statement and prospectus were materially false and misleading because Deutsche Telekom allegedly failed adequately to disclose detailed information relating to merger negotiations with VoiceStream Wireless Corporation, and allegedly overstated the value of its real estate portfolio. The Court has certified the action as a class action and defined the class to include all purchasers of its ADSs during the period from June 19, 2000, to and including February 21, 2001.

      Approximately 260 lawsuits have been filed in Germany by purported purchasers of its shares sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000. These lawsuits allege that the book values the Company recorded for its real property portfolio were improperly established and maintained under German accounting principles. In many of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. These lawsuits are pending before the District Court in Frankfurt am Main. It is too early for the Company to express a view of the possible outcome of the lawsuits. The presiding judge has issued a statement describing his preliminary view that it will be necessary to take evidence by obtaining an expert opinion. The presiding judge also stated that he is inclined to order a stay of the civil litigation until the criminal proceedings in the pertinent matter will be resolved. The court will probably decide on the stay in the course of the next months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is contesting each of the aforementioned lawsuits vigorously. Because the lawsuits, which in the aggregate involve substantial damage claims, are in their preliminary stages, the Company is not in a position to predict their outcome or impact. However, the Company believes that the allegations in the lawsuits do not provide a basis for the recovery of damages because all required disclosures were made on a timely basis.

      On October 3, 2002, T-Mobile UK Ltd. (T-Mobile UK) commenced proceedings in London, United Kingdom, against its joint venture partners, Bluebottle UK Ltd. and Bluebottle Investments S.A. (which are both companies affiliated with the Virgin Group of companies) and also against the joint venture company itself, Virgin Mobile Telecomms Ltd. (Virgin Mobile). As part of the joint venture, T-Mobile UK is required to pay Virgin Mobile a lump sum per month for each Virgin Mobile customer. Virgin Mobile is required to pay T-Mobile UK a fee per minute used by its customers on the T-Mobile UK network. The complaint contained a number of allegations, including the right of T-Mobile UK to terminate the Joint Venture through a no-fault termination process. Virgin Mobile counter-claimed for payment of sums that Virgin Mobile claimed had been improperly withheld by T-Mobile UK in relation to Virgin Mobile customers who had not made an outbound call for a certain period of time. Virgin Group has filed a separate proceeding against T-Mobile UK seeking certain declarations that alleged breaches by T-Mobile UK of the Shareholders Agreements governing the joint venture arrangement have occurred and that the Virgin Group is consequently entitled to serve on T-Mobile UK a compulsory sale notice requiring it to sell its shares in Virgin Mobile to Virgin Group for a nominal sum. The Virgin Group statement of claim also asks for “further or other relief” and “costs” but no quantification of these has been made. On March 6, 2003, the High Court in London rendered a decision in the action filed by T-Mobile UK and the counter claim filed by Virgin Mobile and held, in relevant part, that T-Mobile UK did not have the right to terminate the joint venture arrangement, and that it was unreasonable to expect T-Mobile UK to continue to pay Virgin Mobile with respect to customers that have been inactive for a significant period. Accordingly, under the judgment, the joint venture arrangement continues, but T-Mobile UK’s payment obligations with respect to Virgin Mobile inactive customers have been resolved in T-Mobile UK’s favour. The payments claimed by Virgin Mobile in respect of inactive customers have not been paid by T-Mobile UK but appropriate financial provisions have been and continue to be made. Oral applications for leave to appeal were made on March 14, 2003 by both T-Mobile UK and Virgin Mobile but were declined. Those applications for leave to appeal are likely to be renewed before the Court of Appeal, but T-Mobile UK is still assessing the full impact of both decisions and is in the process of determining whether or not to pursue the appeal of certain aspects of the ruling. The declarations action for alleged breach filed by the Virgin Group will not be heard by the Court until late 2003.

      The Bonn public prosecutor is conducting an investigation (Ermittlungsverfahren) into allegations in the press and elsewhere asserting that the book values the Company recorded for its real property portfolio and fixed assets in general, including technical equipment and machinery, have been improperly established and maintained under applicable accounting principles and so were substantially overvalued in the 1995 opening balance sheet and in later balance sheets. The Bonn public prosecutor has notified the Company that his investigation also goes into whether the Company underpaid its German corporate income and trade taxes because amortization and depreciation were higher than they should have been as a result of the alleged overstatement. The Company believes that the book values of the fixed assets have been correctly presented in accordance with applicable accounting principles, and dispute allegations to the contrary. The Company has nonetheless been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. According to press reports, the public prosecutor indicated in early 2003 that his investigation would also cover the allegations described in the preceding paragraph. The Company cannot offer assurances as to the timing or outcome of the prosecutor’s investigation. Deutsche Telekom believes that the investigation is being conducted with regard to certain individuals and is not directed against it. Adverse consequences for Deutsche Telekom could follow if any of the individuals who are or who become the subject of the investigation were found to have violated the law.

      The Bonn public prosecutor is also conducting other investigations. One investigation concerns alleged breaches of duty by members of the Supervisory Board and past and present members of the Management Board with regard to our 2001 stock option program, the issuance of stock options and other management compensation arrangements with the Management Board, benefits paid or to be paid to the former Management Board chairman in connection with his withdrawal from the company and other circumstances of his withdrawal. Another investigation concerns allegations that members and former members of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s Management Board breached their duties by causing the Company to pay excessive consideration for VoiceStream and Powertel. The Company understands both of these investigations are being conducted with respect to individuals and are not directed against the Company as a corporate entity. In each case, the Company believes that the Company and its board members acted appropriately. Adverse consequences for the Company could follow from these investigations, however, if the individuals who are the subjects of the investigations are found to have violated the law. The Company is cooperating in the investigations.

      The Bonn public prosecutor is further investigating allegations in the press and elsewhere asserting that the Company is involved in systematic wrongful billing. The Company has denied these allegations, but has been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. The Company cannot offer assurances as to the timing or outcome of the prosecutor’s investigations.

      In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from the Company relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of its employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount the Company is obliged to pay as cost reimbursement for the use of such employee housing for its employees. Deutsche Post AG currently is seeking payment in the amount of EUR 114 million from the Company, although the Company expects that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, the Company raised counterclaims in the amount of EUR 62.6 million reclaiming down payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

      Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on the Company’s or on T-Mobile USA’s results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. The defense of these lawsuits may divert management’s attention, and T-Mobile USA may be required to pay significant awards or settlement and may incur significant expenses in defending these lawsuits. In addition, T-Mobile USA could be subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving.

      In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht Munich) against the Company and Siemens AG, alleging that the companies are both infringing on plaintiff’s patent by providing services using Asynchronous Transfer Mode (ATM) technology. Since ATM technology is used in a number of products and services which the Company offers, e.g. T-DSL and T-ATM, an adverse outcome in this proceeding could have a substantial adverse effect on its business.

(34)  Derivative Financial Instruments

      The Company uses derivative financial instruments for the purpose of hedging interest rate and currency exposures which arise from its ongoing business operations. The Company’s policy is to hold or issue derivative financial instruments to eliminate risk exposures instead of creating new risk. Derivative financial instruments are subject to internal controls.

      Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rate inherent in the Company’s assets and liabilities. A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability or position being hedged. Such derivatives are reviewed regularly for their effectiveness as hedge instruments. Derivative instruments designated as hedges are accounted for on the same basis as the hedged item.

      The main interest rate instruments used are interest rate swaps. These are entered into with the aim of transforming the coupons on bonds, and the interest rates on loans and financial assets, in accordance with a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mix of fixed and floating rate interest instruments that is laid down once a year. Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities. Cross currency interest rate swaps usually synthetically convert foreign currency bonds or medium-term notes into target currencies.

      Gains or losses related to changes in the value of interest rate swaps are generally not recognized. Interest rate swaps which are not designated as hedging instruments for balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are marked to market and resultant negative values are accrued and included as a component of net interest expense; gains are recognized upon realization. Unrealized gains and losses from changes in market value are netted currency for currency and are assigned to portfolios and the resultant net loss is accrued. The interest differential to be paid or received on interest rate swaps is recognized in the statement of earnings, as incurred, as a component of net interest expense. Gains or losses on interest rate swaps released prior to their maturity are recognized currently in net interest expense.

      The Company uses foreign currency forward contracts and foreign currency options purchased as well as cross currency interest rate swaps to reduce fluctuations in foreign currency cash flows related to capital expenditures and financial liabilities. Foreign currency forward contracts hedging firm commitments to invest in a foreign entity are not recognized at the balance sheet date. The investment in the purchased entity is capitalized using the foreign exchange rate fixed by the foreign currency forward contract. The Company purchases options to hedge firm commitments to invest in a foreign entity. A purchased option is included in other assets and measured at historical cost. Upon exercise of the option, the premium is included in the purchase cost of the asset. Gains and losses resulting from foreign currency forward contracts, cross currency interest rate swaps and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

      Foreign currency forward contracts hedging other payments and receipts are assigned to foreign currency portfolios categorized by foreign currency type with the related financial instruments. These portfolios are marked to market at the balance sheet date and resultant negative portfolio values are accrued under other liabilities. Valuation gains and losses are netted portfolio for portfolio. An accrual for loss contingencies is established for each portfolio for the amount of the excess loss. Net gains are not recognized.

      The forward foreign exchange contracts fix amounts the Company is required to pay in the future in euro for a contractually fixed amount of foreign currency forward contracts and currency options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the contract or notional principal amounts outstanding and the average interest paid/received at December 31, 2002 and 2001:

		As of December 31, 2002				As of December 31, 2001

		Notional	Average interest	Average interest		Notional	Average interest	Average interest
	Maturity	amount	rate paid	rate received	Maturity	amount	rate paid	rate received

		(millions of €)				(millions of €)
Interest rate swaps (EUR)
Receive fixed, pay variable	2003-2010	12,019	3.26%	4.44%	2002-2010	9,686	3.72%	4.69%
Forward receive fixed, pay variable	2005	820	EURIBOR6M	4.21%	—	—	—	—
Receive variable, pay fixed	2003-2010	4,652	5.23%	3.07%	2002-2010	3,251	5.73%	3.25%
Interest rate swaps (USD)
Receive fixed, pay variable	2003-2008	1,144	2.11%	8.00%	2002-2030	11,249	2.08%	7.92%
Receive variable, pay fixed	—	—	—	—	2002-2008	595	6.23%	2.44%
Forward receive variable, pay fixed	2007	2,859	5.07%	USDL6M	—	—	—	—
Interest rate swaps (GBP)
Receive variable, pay fixed	2003-2006	1,575	5.91%	3.94%	2002-2030	9,243	6.37%	4.20%
Forward receive variable, pay fixed	2005	307	6.04%	GBP6MLibor	2004-2005	1,642	6.06%	GBP6MLibor
Interest rate swaps (JPY)
Receive fixed, pay variable	2005	723	0.32%	1.50%	2005	778	0.34%	1.50%
Interest rate swaps (CZK)
Receive fixed, pay variable	2004	13	3.18%	8.14%	2004	13	4.88%	8.14%
Interest rate swaps (HUF)
Forward receive variable, pay fixed	2006	269	9.25%	BUBOR6M	—	—	—	—
Interest rate caps / collars	2003	38	—	—	2002-2003	400	—	—
Cross currency interest rate swaps sold	2003-2032	6,437	5.29%	3.05%	2002-2030	15,129	4.00%	1.52%
Forward cross currency interest rate swaps sold	2006	252	BUBOR6M	EURIBOR6M	—	—	—	—
Foreign currency forward contracts
Forward purchases	2003-2008	1,955	—	—	2002-2008	229	—	—
Forward sales	2003-2006	2,917	—	—	2002-2004	12,336	—	—
Currency options	2003	4	—	—	2002	15	—	—

      The notional amounts of the derivative financial instruments do not generally represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated through reference to the notional amounts and by other terms of the derivatives, such as interest rates, exchange rates or other indices.

(35)  Segment Reporting

      Deutsche Telekom applies SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information and the German Accounting Standard ‘Segment Reporting’ (DRS 3) for the calculation of segment information. In accordance with the aforementioned, companies must disclose information on their operational segments in accordance with their internal reporting structures. Under SFAS No. 131 and DRS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Systems, T-Mobile and T-Online. The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers and their regulatory environment.

      The valuation methods used for the Group segment reporting correspond mainly to those used in the German consolidated financial statements. Deutsche Telekom evaluates the segments’ performance based on income before taxes; the operational figures EBIT and EBITDA are also used. Based on income before taxes, EBIT does not include extraordinary income (losses) or net financial income (expense). EBITDA additionally excludes depreciation and amortization. As in 2001, no single matter in the 2002 financial year was shown in the Deutsche Telekom Group’s consolidated financial results as extraordinary income / loss; the expenses for the initial public offering of T-Online and the planned initial public offering of T-Mobile International AG accounted for the extraordinary loss of EUR 159 million in 2000.

      Revenues generated and goods and services exchanged between segments are, as far as possible, calculated on the basis of market prices. Income taxes and taxes chargeable as expense are not assigned to individual segments. With the exception of depreciation and amortization, no major noncash items are shown

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the segments. The income (loss) related to associated and related companies relates to income from investments and associated companies, as well as write-downs of financial assets and marketable securities.

      Segment assets under segment reporting include the remaining book value of property, plant and equipment, intangible assets and financial assets. Segment investments are defined as additions to noncurrent assets. In addition, the segment assets and segment investments are shown by geographical regions; assignment to the individual regions is generally by the location of the asset. Refer to note (1) for the presentation of revenue by regions. In accordance with DRS 3, liabilities have been assigned to the segments since the 2000 financial year. As part of Group segment reporting, these liabilities include debt and other liabilities, excluding tax liabilities.

						Income
						(loss)
						related to
					Net	associated	Income
			Revenue	Depreciation	interest	and	(loss)
		Net	between	and	income	related	before	Segment	Segment	Segment
		revenue	segments	amortization	(expense)	companies	taxes	assets	investments	liabilities	Employees(1)

		(millions of €)
T-Com	2002	25,422	4,776	(5,537)	(565)	(304)	3,539	33,778	3,272	12,983	152,836
	2001	25,028	4,391	(5,443)	(350)	(509)	4,614	36,109	6,128	13,266	148,247
	2000	24,455	4,927	(6,417)	(793)	(214)	4,904	—	—	—	—
T-Systems	2002	7,793	3,517	(2,616)	(98)	(20)	(1,981)	6,646	3,551	5,268	43,482
	2001	8,316	3,583	(1,372)	102	13	(382)	5,807	1,525	5,022	41,994
	2000	6,021	3,791	(807)	(114)	15	2,420	—	—	—	—
T-Mobile	2002	18,229	1,506	(27,285)	(1,005)	(427)	(23,679)	57,655	5,766	20,224	38,943
	2001	12,994	1,643	(6,324)	(3,008)	(204)	(6,399)	86,704	28,418	21,657	30,124
	2000	8,994	1,362	(2,337)	(1,370)	(127)	(2,350)	—	—	—	—
T-Online	2002	1,672	158	(208)	131	(121)	9	934	171	265	2,765
	2001	1,338	111	(189)	168	(134)	(233)	983	118	258	3,008
	2000	1,038	90	(93)	127	(9)	2,628	—	—	—	—
Other	2002	573	3,838	(1,298)	(2,510)	(1,093)	(4,454)	12,978	551	34,539	17,870
	2001	633	4,481	(1,447)	(1,102)	(375)	352	17,237	1,618	38,846	18,287
	2000	431	4,770	(1,324)	(1,018)	2,188	701	—	—	—	—
Reconciliation	2002	—	(13,795)	64	(1)	(9)	(220)	(465)	(149)	(853)	—
	2001	—	(14,209)	(446)	52	(1)	(456)	(124)	(109)	(2,198)	—
	2000	—	(14,940)	(2,013)	71	14	(1,970)	—	—	—	—
Group	2002	53,689	—	(36,880)	(4,048)	(1,974)	(26,786)	111,526	13,162	72,426	255,896
	2001	48,309	—	(15,221)	(4,138)	(1,210)	(2,504)	146,716	37,698	76,851	241,660
	2000	40,939	—	(12,991)	(3,097)	1,867	6,333	—	—	—	—

(1)	Average figures for the year

Segments by Geographic Area

	Segment assets		Segment investments

	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001

	(millions of €)
Germany	51,707	55,490	6,883	7,669
European Union (excluding Germany)	20,370	26,499	2,694	1,908
Rest of Europe	12,006	12,218	1,173	1,952
North America	26,448	51,527	2,228	25,519
Other	995	982	184	650

Group	111,526	146,716	13,162	37,698

T-Com

      The T-Com division is one of the largest fixed-network operators in Europe, operating around 57.5 million lines — including ISDN channels. In Germany, T-Com serves residential customers and small and medium-sized business customers with 51 million lines — including ISDN channels — and a broad range of products and services. As a full-service provider, T-Com offers approximately 440,000 small and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

medium-sized companies integrated solutions consisting of information technology and telecommunications. T-Com is present in the markets of Central and Eastern Europe with shareholdings in Matav (Hungary), Hrvatske telekommunikacije (Croatia) and Slovenske Telekommunikacie (Slovakia). At the end of the year under review, the division had approximately 148,900 employees throughout Europe.

      The increase of EUR 394 million in net revenue to EUR 25,422 million relates mainly to the first full-year consolidation of Hrvatske telekomunikacije in the 2002 financial year. Furthermore, decreases in call revenues were offset in the period under review by the increase in access revenues, particularly as a result of the growth in the number of advanced ISDN channels and T-DSL lines. This positive development of net revenue was offset by price measures for domestic traffic terminating in the mobile and fixed networks, direct network interconnection between mobile communications carriers and competitors, as well as the deconsolidation of the cable company in Baden-Wuerttemberg in 2001.

      Revenue from business with other segments amounting to EUR 4,776 million relates mainly to network and support services billed by T-Com to other segments and the provision of fixed-network terminal equipment for other segments.

      Depreciation and amortization in the period under review was slightly higher than in the previous year. This is mainly attributable to the first full-year consolidation of Hrvatske telekomunikacije in the 2002 financial year. The net interest expense reflects the level of financial liabilities assigned to the segment. The increase in net interest expense compared with the previous year is predominantly a result of less favorable interest rates. The decrease in the loss related to associated and related companies is mainly attributable to lower valuation adjustments for loans to associated companies of Kabel Deutschland GmbH compared with the previous year. Excluding these factors in 2002 and 2001, the result related to associated and related companies remained almost stable at the level of the previous year.

      Income before taxes of EUR 3,539 million in this segment was lower than in the previous year. Besides the aforementioned changes in revenue, depreciation and amortization, results related to associated and related companies and net interest expense, this development is particularly attributable to other operating income relating to the sale of the cable companies in Baden-Wuerttemberg and the regional Kabelservice companies in North-Rhine Westphalia and Hesse in 2001 for EUR 997 million. There were no comparable activities in the year under review.

      The decrease in segment assets to EUR 33,778 million relates in particular to a decrease in property, plant and equipment at T-Com. This development is mainly attributable to scheduled depreciation of property, plant and equipment. The investments in T-Com’s segment assets were mainly made in technical equipment and advance payments and construction in progress, as in the previous year. Capital expenditure decreased in comparison with the previous year. Segment liabilities consist mainly of financial liabilities.

T-Systems

      T-Systems serves Deutsche Telekom’s domestic and international systems customers. T-Systems offers comprehensive services from the field of information technology (IT) and telecommunications (TC) as well as e-business solutions from the IT / TC convergence sector. The legal integration of T-Systems ITS GmbH (formerly debis Systemhaus) was completed in the year under review; Deutsche Telekom acquired the remaining 49.9% of the shares in the company from DaimlerChrysler and merged T-Systems ITS GmbH with T-Systems International GmbH at the end of 2002. The area Carrier Services National has been part of the T-Com division since January 1, 2002. In return, the area Carrier Services International, previously part of T-Com, has been reassigned to the T-Systems segment. The figures for the previous year have been adjusted accordingly.

      Net revenue in 2002 was EUR 7,793 million, EUR 523 million lower than the previous year’s figure of EUR 8,316 million. This decrease is mainly attributable to price reductions in the area of international carrier services, limited orders from key account customers due to the difficult economic situation and the slow development of data communications business in network service business. Furthermore, the sale of businesses in France and in the Netherlands had a negative impact on the development of net revenue.

      Revenue from business with other segments also decreased slightly to EUR 3,517 million. T-Systems CSM and T-Systems Nova in particular contributed to the decrease in revenue. T-Systems CSM and T-Systems Nova mainly bill IT / development services to the other segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The increase of EUR 1,244 million in depreciation and amortization is particularly attributable to nonscheduled depreciation and amortization of goodwill and property, plant and equipment amounting to EUR 600 million. Furthermore, effects were also recorded from the increased level of capital expenditure in 2001 and the correspondingly increased level of depreciation and amortization in 2002, and the nonscheduled depreciation and amortization of submarine cables in the North Atlantic / Pacific as well as additional amortization of goodwill relating to the acquisition of the remaining 49.9% of the shares in T-Systems ITS GmbH. Net interest expense in the year under review amounted to EUR 98 million, compared with net interest income of EUR 102 million in the previous year. This was mainly attributable to the loan-based financing of the acquisition of the remaining shares in T-Systems ITS GmbH.

      Segment assets amounting to EUR 6,646 million consist mainly of intangible assets, in particular goodwill relating to T-Systems ITS. The increase in segment assets in 2002 is mainly attributable to the considerably increased investment in intangible assets compared with the previous year as a result of the acquisition of the remaining shares in T-Systems ITS GmbH in the first quarter of 2002. Segment liabilities consist mainly of financial liabilities.

T-Mobile

      The business of T-Mobile combines all the activities of the T-Mobile International group. Via its subsidiaries, T-Mobile offers a transatlantic GSM mobile communications network and thus the advantages of a uniform technical platform, mainly for a broad range of customers in Germany, the United Kingdom, the USA, Austria, the Czech Republic and the Netherlands. T-Mobile International also holds stakes in Poland, Russia and Canada. Besides T-Mobile International AG as the parent company, the companies fully consolidated include T-Mobile Deutschland, T-Mobile UK, T-Mobile USA / Powertel, T-Mobile Austria, RadioMobil, and Ben.

      The increase in net revenue by EUR 5,235 million to EUR 18,229 million reflects in particular the considerable increase in the number of subscribers in almost all the mobile communications networks under T-Mobile’s majority control. Furthermore, the full-year consolidation of T-Mobile USA, Inc./ Powertel and RadioMobil also had a positive impact on net revenue in 2002. These companies were only consolidated for seven months (T-Mobile USA, Inc./ Powertel) and nine months (RadioMobil) respectively in 2001. The consolidation of Ben for the first time at the end of September 2002 contributed to the remaining increase.

      Revenue of EUR 1,506 million from business with other segments was primarily generated within Germany through network interconnection services (so-called “mobile terminated calls”).

      The increase in depreciation and amortization in the 2002 financial year is mainly attributable to the need for write-downs on goodwill at T-Mobile USA and Ben and on mobile communications licenses at T-Mobile USA and T-Mobile UK, amounting to EUR 20,795 million, resulting from the strategic review. In the previous year, by contrast, this figure consisted merely of a nonscheduled amortization of goodwill of EUR 1,040 million relating to the establishment of the name T-Mobile as a global brand for mobile communications at T-Mobile UK and T-Mobile Austria. Furthermore, changes in the composition of the T-Mobile group, relating to the acquisition of T-Mobile USA / Powertel and RadioMobil in 2001 and the consolidation of Ben Nederland Holding B.V. for the first time in 2002, also contributed to the increase.

      The improved net interest expense, from EUR 3,008 million in the previous year to EUR 1,005 million in 2002, is mainly attributable to a reduction in interest expense at T-Mobile International AG relating to the conversion of loans from Deutsche Telekom AG to shareholders’ equity in the previous year. In this respect, the early repayment penalty of EUR 569 million included in the interest payments in the previous year no longer applies in the year under review. Changes in the composition of the T-Mobile group had an offsetting effect in 2002, leading to increased interest expense.

      The consolidation of Ben for the first time in the 2002 financial year and the first full-year consolidation of T-Mobile USA / Powertel and RadioMobil in 2002 also had an impact on income before taxes. The increase in subscriber numbers at T-Mobile USA and the corresponding increase in advertising and marketing expenses also continued to have an impact on the development of income before taxes.

      The decrease in segment assets is mainly attributable to the need for write-downs on intangible assets, resulting from the strategic review. Investments in the segment in 2002 relate in particular to investments in property, plant and equipment and intangible assets. The decrease in segment liabilities is mainly a result of the considerable reduction of debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Online

      The T-Online segment is one of the leading online providers in Europe, measured in terms of subscriber numbers and revenue. It is represented with companies in France, Spain, Portugal, Austria and Switzerland. T-Online operates a combined business model comprising access and non-access activities (advertising / e-commerce). Besides the T-Online group, the T-Online segment also includes DeTeMedien.

      The net revenue of the T-Online segment increased further in the year under review by EUR 334 million to EUR 1,672 million and thus continued the trend of 2000 and 2001. The positive developments in both the access and non-access business areas make particular contributions to the revenue growth in 2002. The increase in the number of subscribers in the access area and increased portal revenues in the non-access area made particular contributions to the continued positive development of revenues in 2002.

      T-Online also recorded a slight increase in revenue of EUR 47 million from the internal provision of services between segments.

      The segment generated income before taxes of EUR 9 million in 2002, compared with a loss before taxes of EUR 233 million in 2001. This development is mainly attributable to the increase in revenues, which had a positive impact on income before taxes despite increased depreciation and amortization and the increase in net interest expense in the period under review.

      The assets of the T-Online segment consist mainly of intangible assets, which relates to the capitalization of goodwill. The increase in investments in segment assets relates mainly to the acquisition of the shareholding in Bild.T-Online AG, recorded under financial assets. The liabilities of the segment are at approximately the same level as in the previous year and consist mainly of liabilities to subsidiaries.

Other

      “Other” includes all Group units which cannot be allocated to an individual segment. These include the Deutsche Telekom Group headquarters, as well as the subsidiaries and shared services assigned to it, such as real estate, billing services, fleet management and the newly established Personnel Service Agency (PSA), as well as various competence centers and other subsidiaries, associated and related companies of the Group. The real estate area was restructured in 2002. Furthermore, fleet management was established as a separate company, DeTeFleetServices GmbH, in the third quarter of 2002 for the development, provision and operation of corporate fleet solutions. The business of the Central and Eastern European telecommunications companies MATAV, Slovenske Telekommunikacie and Hrvatske telekommunikacije, previously assigned to the segment “Other” in the 2001 financial statements, have been re-assigned to T-Com since January 1, 2002. The figures for the previous year have been adjusted to reflect this change in structure.

      The net revenue of the segment “Other,” EUR 573 million, consists to a considerable extent of the revenues generated by the real estate companies. The decrease compared with the previous year is attributable to the deconsolidation of DeTeSat.

      The decrease of EUR 643 million in revenue from business with other segments is mainly the result of lower intra-Group revenues. On the one hand, cost savings in the area of customer billing were passed on to the divisions, on the other hand, use of real estate services by the divisions was lower than in the previous year.

      The decrease in depreciation and amortization is mainly attributable to the nonscheduled depreciation on real estate in the previous year, for which there are no comparable measures in 2002. The increase of EUR 1,408 million in net interest expense is due to a considerable extent to the conversion of receivables from T-Mobile International AG into shareholders’ equity in 2001. The interest income generated by this measure is offset by a corresponding decrease in interest expense in the segment T-Mobile. Furthermore, the loss related to associated and related companies increased from EUR 375 million in 2001 to EUR 1,093 million in 2002. This development is mainly attributable to the valuation adjustment of EUR 613 million on the shares held in France Telecom and a valuation adjustment on investments in noncurrent securities of EUR 384 million.

      The development of results continued to be influenced to a considerable extent by the high level of proceeds from the sale of the Sprint FON and PCS shares in the previous year, for which there are no comparable proceeds in the year under review. The increase in other operating expenses, which relates mainly to expenses associated with the sale of receivables and expenses relating to the standardization of the names

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of individual mobile communications operators, also contributed to the decline of the result before taxes to a loss of EUR 4,454 million in the 2002 financial year.

      The decrease in segment assets to EUR 12,978 million is attributable in particular to the decrease in property, plant and equipment and financial assets. This was the result in particular of the sale of a first tranche of real estate assets and the sale of the shares held in France Telecom. The considerable decrease in liabilities in the period under review is mainly attributable to the reduction of debt.

Reconciliation

      The items included in the reconciliation column relate mainly to consolidation measures. The reconciliation does not include any additional items for the period under review. In 2001, this included a final nonscheduled write-down in the form of a general valuation adjustment amounting to EUR 466 million, made as part of Deutsche Telekom’s strategy to separate itself more quickly from a considerable proportion of its real estate portfolio. This valuation adjustment, which does not affect the operational segments, has no effect on the internal operation of the segments.

(36)  Information on the Board of Management and the Supervisory Board of Deutsche Telekom AG

      In the 2002 financial year, the Supervisory Board was paid remuneration and meeting attendance fees of EUR 555,702. Members of the Supervisory Board do not receive performance-related compensation.

      Board of Management members receive fixed and variable, performance-based remuneration and the Presiding Committee of the Supervisory Board may decide to extend stock options from the applicable Deutsche Telekom AG Stock Option Plan to members of the Board of Management. The ratio of fixed and variable remuneration in the past financial year was approximately 60%: 40%. The intention is to attach an equal weighting to both elements of Board of Management remuneration. Performance-based remuneration is determined on the basis of the targets agreed between the Supervisory Board Presiding Committee and the Board of Management members and the extent to which these targets are achieved. This is assessed by the Presiding Committee on closure of the financial year.

      Provided that the 2002 financial statements of Deutsche Telekom AG are approved in their current form:

      The remuneration of the Board of Management will amount to EUR 14,478,818.28 for the past financial year. No stock options were granted to the members of the Board of Management in the 2002 financial year. Remuneration paid to former members of the Board of Management and their surviving dependents totaled EUR 26,437,713.11. The figure reported here increased considerably compared with the previous year on account of the reorientation of the Group Board of Management and the resulting personnel changes on the Board of Management, including the position of Chairman, as described in the Supervisory Board’s report to the 2003 shareholders’ meeting. The Company published the amounts to be expensed in conjunction with the restructuring of the Board of Management on November 28, 2002. The accrual set up for ongoing pensions and pension entitlements for this group of persons amounted to EUR 38,089,883. Pension obligations to such persons for which no accrual had to be established amounted to EUR 3,368,531.

      The members of the Board of Management and former members of the Board of Management, respectively, have not received any loans from the Company.

(37)  Proposal for Appropriation of Net Income (Loss) of Deutsche Telekom AG

      The statement of operations of Deutsche Telekom AG reflects a net loss of EUR 3,001 million. Including the unappropriated net income of EUR 23 million carried forward from 2001 and the withdrawal of EUR 2,978 million from retained earnings in 2002, the cumulative unappropriated net income is nil.

(38)  Declaration of Compliance with the German Corporate Governance Code in Accordance with § 161 of the AktG

      In accordance with § 161 of the AktG, the Board of Management and the Supervisory Board submitted the mandatory declaration of compliance, and made it available to shareholders on Deutsche Telekom’s site on the Internet on December 19, 2002.

      The declaration of compliance of the publicly traded subsidiary T-Online International AG was made accessible for shareholders on T-Online International AG’s Internet site.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(39)  Fair Value

      The following table presents fair values and carrying amounts for certain account balances.

	As of December 31, 2002		As of December 31, 2001

		Net		Net
		carrying		carrying
	Fair value	amount	Fair value	amount

	(millions of €)
Assets
Other investments in related companies	1,169	1,021	2,024	1,895
Other long-term loans	109	107	534	534
Other investments in noncurrent securities	238	238	880	879
Receivables	6,258	6,258	6,826	6,826
Liquid assets	1,905	1,905	2,868	2,868
Other investments in marketable securities	413	413	702	702
Liabilities
Bonds and debentures	60,144	56,752	60,568	58,301
Liabilities to banks	6,368	6,292	8,730	8,730
Other liabilities	10,541	10,541	12,020	12,020
Derivative financial instruments(1)
Interest rate swaps	67	(230)	532	(34)
Interest rate caps / collars purchased	0	0	(3)	(1)
Cross currency interest rate swaps sold	(488)	(190)	(152)	270
Foreign currency forward contracts	12	28	(250)	(81)

(1)	Amounts in parentheses represent liabilities.

      Fair values were determined as follows:

      The fair value of other investments in noncurrent securities and in marketable securities is based on quoted market prices for those instruments or similar instruments. The net carrying amount of other investments in marketable securities is adjusted to market value where market value is less than the original investment. The net carrying amounts of trade accounts receivable approximate their fair values, due to the short period to maturity. The net carrying amounts of liquid assets also reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

      The fair value of debt which is publicly traded, primarily bonds and debentures, is estimated based on quoted market prices at year end. The fair value of liabilities to banks is estimated using discounted cash flows. The fair value of off-balance sheet financial instruments generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify the Company’s risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These changes in fair values should not be viewed in isolation, but rather in relation to changes in the values of the hedged item in the transaction.

      At December 31, 2002 and 2001, the carrying values of investments in other related companies were EUR 1,021 million and EUR 1,895 million, of which the carrying value of companies whose shares are publicly traded was EUR 752 million and EUR 734 million, respectively. The fair values of investments in other related companies that are not publicly traded are not practicably determinable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(40)  Reconciliation to U.S. GAAP

      The consolidated financial statements of Deutsche Telekom AG have been prepared in accordance with German GAAP, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2002 and the balance sheets as of December 31, 2002 and 2001 to the extent described below.

Reconciliation of Net Income (Loss) from German GAAP to U.S. GAAP:

		For the year ended December 31,

		2002	2001	2000

		(millions of €)
Net income (loss) as reported in the consolidated financial statements under German GAAP		(24,587)	(3,454)	5,926
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a)	422	401	2,792
Mobile communications licenses	(b)	4,519	2,098	865
Internally developed software	(c)	40	166	95
Goodwill and asset differences	(d)	(2,292)	(285)	(97)
Write-down of tradenames	(e)	(1,038)	1,040	—
Effects of dilution gains	(f)	(260)	(396)	1,741
Derivatives and related foreign exchange differences	(h)	(48)	(31)	(146)
Implementation of SFAS 133	(h)	—	370	—
Accruals for personnel restructuring	(i)	294	10	(125)
Deferral of gains on divestitures	(j)	321	27	(348)
Deferred income	(k)	(97)	(168)	48
Implementation of SAB 101, cumulative to December 31, 1999	(k)	—	—	(869)
Capital raising and financing costs	(l)	—	—	120
Asset-backed securitizations	(m)	175	(71)	—
Investments in equity investees	(n)	345	(182)	62
Effects of full consolidation of debis, net of tax	(o)	(28)	(294)	(116)
Other differences	(p)	239	226	(197)
Income taxes	(q)	(103)	1,066	(482)

Net income (loss) in accordance with U.S. GAAP		(22,098)	523	9,269

Income (loss) before cumulative effect of changes in accounting principle		(22,098)	297	9,706
Cumulative effect of changes in accounting principles- implementation of SFAS No. 133 in 2001 and SAB 101 in 2000, net of tax		—	226	(437)

Net income (loss) in accordance with U.S. GAAP		(22,098)	523	9,269

	2002	2001	2000

Basic and diluted earnings (loss) per share/ADS under U.S. GAAP (in €)
Earnings (loss) per share/ADS before implementation of SFAS No. 133/SAB 101	(5.31)	0.08	3.21
Cumulative effect from implementation of SFAS No. 133/SAB 101	—	0.06	(0.15)

Total basic and diluted earnings (loss) per share/ADS in accordance with U.S. GAAP	(5.31)	0.14	3.06

Weighted average shares outstanding — basic (in millions)	4,159	3,676	3,030
Weighted average shares outstanding — diluted (in millions)	4,159	3,689	3,030

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Shareholders’ Equity from German GAAP to U.S. GAAP:

		As of December 31,

		2002	2001

		(millions of €)
Shareholders’ equity as reported in the consolidated financial statements under German GAAP		35,416	66,301
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a)	3,579	3,193
Mobile communications licenses	(b)	7,108	2,963
Internally developed software	(c)	502	438
Goodwill and asset differences	(d)	(470)	2,672
Write-down of tradenames	(e)	—	1,062
Effects of dilution gains	(f)	1,085	1,345
Unrealized gains on marketable securities	(g)	166	580
Derivatives and related foreign exchange differences	(h)	82	29
Implementation of SFAS 133	(h)	—	338
Accruals for personnel restructuring	(i)	316	22
Deferral of gains on divestitures	(j)	—	(321)
Deferred income	(k)	(1,243)	(1,144)
Asset-backed securitizations	(m)	103	(71)
Investments in equity investees	(n)	(43)	(117)
Effects of full consolidation of debis, net of tax	(o)	—	(410)
Other differences	(p)	52	82
Income taxes	(q)	2,686	2,049
Minority interest	(r)	(3,988)	(5,307)

Shareholders’ equity in accordance with U.S. GAAP		45,351	73,704

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Statements of Shareholders’ Equity in Accordance with U.S. GAAP

For the years ended December 31, 2002, 2001 and 2000
(Amounts in millions of €)

				Accumulated Other Comprehensive Income
				(Loss)

				Difference
		Additional		from	Available-		Minimum
	Capital	paid-in	Retained	currency	for-sale	Derivative	pension	Treasury
	Stock(5)	capital	earnings	translation	securities	instruments	liability	stock	Total

Balance, December 31, 1999	7,756	23,881	5,775	(364)	577	—	—	(14)	37,611
Net income			9,269						9,269
Unrealized net gains (losses) on marketable securities(1)					1,312				1,312
Reclassification of net realized (gains) losses included in net income (2)					146				146

Total comprehensive income									10,727
Dividends for 1999 (6)			(1,874)						(1,874)
Proceeds from share offering		125							125
Transfer to reserve for treasury stock								7	7
Other			(8)						(8)
Difference from currency translation				(480)					(480)

Balance, December 31, 2000	7,756	24,006	13,162	(844)	2,035	—	—	(7)	46,108

Net income			523						523
Unrealized net gains (losses) on marketable securities(1)					67				67
Reclassification of net realized (gains) losses included in net income (2)					(1,971)				(1,971)
Additional minimum pension liability (3)							(158)		(158)
Net gains (losses) on derivatives (4)						64			64
Difference from currency translation				(762)					(762)

Total comprehensive (loss)									(2,237)
Dividends for 2000 (6)			(1,877)						(1,877)
Shares issued for acquisition of T-Mobile USA and Powertel	2,990	28,624							31,614
Amortization of deferred stock-based compensation and tax benefit of exercised stock options		96							96

Balance, December 31, 2001	10,746	52,726	11,808	(1,606)	131	64	(158)	(7)	73,704

Net loss			(22,098)						(22,098)
Unrealized net gains (losses) on marketable securities(1)					(380)				(380)
Additional minimum pension liability (3)							(128)		(128)
Net gains (losses) on derivatives (4)						(145)			(145)
Difference from currency translation				(4,176)					(4,176)

Total comprehensive (loss)									(26,927)
Dividends for 2001 (6)			(1,539)						(1,539)
Shares issued for acquisitions		83							83
Amortization of deferred stock-based compensation		30							30

Balance, December 31, 2002	10,746	52,839	(11,829)	(5,782)	(249)	(81)	(286)	(7)	45,351

(1)	Unrealized net gains (losses) on marketable securities, net of tax (EUR 25 million in 2002, EUR 0 million in 2001 and 2000)
(2)	Reclassification of realized gain (losses) included in net income, net of tax (EUR 0 million in 2002, EUR 19 million in 2001 and EUR 154 million in 2000)
(3)	Additional minimum pension liability net of tax (EUR 82 million in 2002, EUR 101 million in 2001)
(4)	Net gains (losses) on derivatives net of tax (EUR 30 million in 2002, EUR 10 million in 2001)
(5)	Number of shares outstanding (in millions) are 3,024, 3,027, 4,156 and 4,153 at December 31, 1999, 2000, 2001 and 2002, respectively. The outstanding amounts differ from the amounts determined under German GAAP in 2001 and 2002 due to the treatment of shares placed in a trust as part of the acquisition of T-Mobile USA and Powertel.
(6)	The dividends per share/ADS (in €) for 2002, 2001 and 2000 were 0.0 (proposed), 0.37, and 0.62, respectively. Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (a) Differences in Fixed Assets

      The following table presents a summary of the main U.S. GAAP adjustments to equity discussed in this note:

	As of December 31,

	2002	2001

	(millions of €)
(i) Valuation of fixed assets	3,060	3,046
(ii) Sale and leaseback transactions	(55)	(42)
(iii) ISDN boxes	102	153
(iv) Write-down of submarine cable and indefeasible-rights-of-use	249	—
(v) Capitalization of interest and other	223	36

	3,579	3,193

      (i) Under German GAAP, the Company previously wrote-down fixed assets primarily relating to its real estate holdings. These write-downs were not required under U.S. GAAP for real estate classified as held and used. This resulted in a difference of approximately EUR 2,833 million and EUR 3,046 million in the carrying basis of land and buildings between U.S. GAAP and German GAAP at December 31, 2002 and 2001, respectively. In addition, the Company wrote-down EUR 227 million relating to the carrying value of certain fixed assets, on the basis of the ‘prudence‘ principle under German GAAP during 2002. Under U.S. GAAP, this writedown did not meet the impairment criteria under SFAS No. 144, and, therefore was included in the reconciliation. These differences in valuation result in higher depreciation expense to be recorded under U.S. GAAP than under German GAAP. In addition, these differences will affect the gains or losses to be recognized upon sale of the real estate, to the extent that these differences in carrying values relate to the assets sold.

      (ii) During 2002 and 2001 the Company entered into a series of sale and leaseback transactions primarily underlying its real estate holdings. These leasebacks qualified as off-balance-sheet leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to the Company’s continuing involvement. The cumulative proceeds from the sales in 2002 and 2001 of EUR 1,664 million are recorded as liabilities, and the net book value of the sold assets of EUR 1,554 million remain recorded as assets. Additionally, approximately EUR 55 million in financing fees were capitalized as other assets related to the transactions, and are amortized over the 18-year life of the contracts. The future payments under German GAAP are included as minimum lease payments under operating leases in note (13) to the consolidated financial statements.

      (iii) The Company historically capitalized ISDN boxes relating to digital telephony services under both German and U.S. GAAP. In 2000, the acquisition costs for new ISDN boxes no longer exceeded the Company’s minimum capitalization threshold under German GAAP and were expensed when acquired. As new assets no longer met the criteria for capitalization, the Company also expensed EUR 204 million in 2000 relating to the remaining book values of the assets previously capitalized. Under U.S. GAAP, the fact that new equipment purchases do not meet the criteria for capitalization does not result in the write-off of equipment previously capitalized in accordance with the Company’s accounting policy. Accordingly, this write-off was not recorded and the costs are capitalized and depreciated under U.S. GAAP. The remaining net book value was EUR 102 million and EUR 153 million at December 31, 2002 and 2001, respectively.

      (iv) During 2002, the Company recorded an EUR 249 million write-down in the values of certain of its indefeasible-rights of-use (IRUs) and submarine cables, for German GAAP purposes, due to declines in market prices for supply. This write down was not required under US GAAP, since the book values of the IRUs and cables were components of a larger cash generating unit with identifiable cash flows sufficient to recover the assets.

      (v) Under German GAAP, the capitalization of interest related to fixed assets under construction is based on the allocated interest expense given the financial structure of the Company. Under U.S. GAAP, the capitalization of interest related to fixed assets under construction does not take into account the Company’s financial structure, but capitalizes the interest expense related to interest on borrowings used for construction costs during the construction period. As a result, the Company capitalized an additional EUR 156 million and EUR 39 million of interest expense related to assets under construction for U.S. GAAP, in 2002 and 2001,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. In addition, site rental expense during the construction period is recorded as a paid expense under German GAAP, but under U.S. GAAP the cost is capitalized as part of the constructed asset. As a result, an additional EUR 53 million was capitalized as part of the cost of the assets in 2002.

     (b) Mobile Communications Licenses

      Under German GAAP, the costs of the UMTS licenses purchased in the United Kingdom, Germany and Austria in 2000, licenses obtained in the acquisition of T-Mobile USA and Powertel, and the UMTS license obtained in the acquisition of Ben in 2002 are amortized as scheduled from the time of acquisition over the expected period of usage. The interest on borrowings made to finance the acquisitions of these licenses is recognized immediately as an expense. Under U.S. GAAP, amortization of the UMTS licenses commences from the beginning of the economic use of the licenses, considered to be the start of operation of the networks, over the expected period of usage. Mobile licenses used in the U.S. have been determined to be intangible assets with indefinite useful lives under SFAS No. 142 and, accordingly, are not amortized. On a combined basis this resulted in a decrease in amortization expense of EUR 1,692 million, EUR 863 million and EUR 377 million in 2002, 2001 and 2000, respectively. The interest accumulated on borrowings through the start of network operation represents part of the acquisition costs under U.S. GAAP, resulted in a decrease in interest expense of EUR 1.2 billion, EUR 1.2 billion and EUR 488 million in 2002, 2001 and 2000, respectively. Under German GAAP, nonscheduled amortization amounting to EUR 2,165 million was recorded in 2002 relating to the UMTS license in the U.K. Under U.S. GAAP, the nonscheduled amortization did not meet the criteria for an impairment charge under SFAS No. 144, and therefore no impairment charge was recorded. Under German GAAP, nonscheduled amortization amounting to EUR 9,384 million was recorded to reduce the licenses in the U.S. to their fair value as of September 30, 2002. Under U.S. GAAP, the licenses are subject to the requirements of SFAS No. 142, and the value was determined to be impaired during the annual impairment test performed as of September 30, 2002. As a result, an impairment charge amounting to EUR 9,923 million was recognized under U.S. GAAP, a difference of EUR 539 million when compared with German GAAP.

     (c) Internally Developed Software

      Under U.S. GAAP, in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes certain internal and external expenses incurred during the project development stage of computer software for internal use. These assets are being amortized over their estimated useful lives of four years. Under German GAAP, these costs are expensed as incurred.

     (d) Goodwill and Asset Differences

      Differences exist between German and U.S. GAAP in the valuation of assets and liabilities of acquired businesses due to valuation of shares and stock options issued, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid, as well as the date at which an acquisition is considered completed. The acquisitions resulting in the majority of the differences between German GAAP and U.S. GAAP are discussed following the tables below.

      On January 1, 2002, the Company implemented SFAS No. 142. Upon its adoption, goodwill was no longer amortized under U.S. GAAP. The standard requires the assessment of the carrying value of goodwill and other intangible assets with indefinite useful lives for impairment annually or when indicators of impairment exist. The Company will perform the annual assessment of impairment as of the end of the third quarter of each year. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are deemed to be impaired if the carrying value of the asset exceeds its fair value. See note (42) for additional information regarding the Company’s accounting for goodwill and other intangible assets.

      The following table quantifies the differences in amortization expense for goodwill and intangible assets, with indefinite lives, as well as depreciation expense on fixed assets related to these assets for the years ended December 31, 2002, 2001, and 2000. The table also includes the differences between nonscheduled amortization recognized under German GAAP and the effects of impairment charges of goodwill and intangibles recognized under U.S. GAAP:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP Reconciling Adjustments to the Statement of Operations

	For the year ended
	December 31,

	2002	2001	2000

	(millions of €)
U.S. GAAP adjustments to German GAAP, expense (increase) decrease
Goodwill amortization	3,128	466	326
Reversal of nonscheduled amortization of goodwill under German GAAP	9,865	—	—
Goodwill impairment charges under U.S. GAAP	(14,567)	—	—
Intangible asset amortization expense	(692)	(727)	(413)
Fixed asset depreciation expense	(26)	(24)	(10)

Net effect	(2,292)	(285)	(97)

      The following table quantifies the differences between U.S. GAAP and German GAAP for goodwill, intangible assets, and fixed assets resulting from the Company’s acquisitions.

U.S. GAAP Reconciling Adjustments to Shareholders’ Equity

	As of December 31,

	2002	2001

	(millions of €)
U.S. GAAP adjustments to German GAAP carrying values, increase (decrease)
Goodwill, net book value	(3,258)	(1,784)
Intangible assets	4,130	5,422
Intangible asset accumulated amortization	(1,496)	(1,140)
Fixed assets	214	208
Fixed asset accumulated depreciation	(60)	(34)

Net effect	(470)	2,672

      In 2001, the Company acquired T-Mobile USA and Powertel. The Powertel acquisition was a 100% stock acquisition with a predetermined fixed stock conversion rate that was not subject to adjustment. Under APB 16, the acquirer is required to use the stock price based on the date of the acquisition agreement to determine the acquisition price. This resulted in an increase in the U.S. GAAP purchase price, as compared to German GAAP. Based on a third party valuation, the purchase price was allocated to certain intangible assets as well as differences in deferred taxes which reduced the net effect on goodwill related to the purchase price differences. The purchase price and purchase price allocation differences related to the T-Mobile USA and Powertel acquisitions resulted in increases in goodwill of EUR 888 million and intangibles of EUR 1.1 billion under U.S. GAAP as compared to German GAAP as of the date of acquisition.

      In 2000, the Company completed its purchase price allocation for T-Mobile UK (formerly One 2 One). The differences between German GAAP and U.S. GAAP primarily relate to the allocations made from goodwill to intangible assets for U.S. GAAP purposes, mainly related to licenses, tradename and customer lists. The allocation from goodwill to intangible assets was offset by the applicable deferred taxes under U.S. GAAP. See note (40 o) for a discussion of goodwill and asset differences relating to the acquisition of debis.

     (e) Write-down of Tradenames

      At the end of 2001, the Company made the decision to re-brand its foreign mobile subsidiaries operating in the T-Mobile business segment to a common “T-Mobile” name by the end of 2002. For German GAAP purposes, this resulted in an immediate write-down of the respective portion of goodwill attributable to tradenames for the projected net book value on December 31, 2002, assuming normal amortization in 2002. This adjustment resulted in a net book value at the end of 2001 equivalent to one-year’s normal amortization. For U.S. GAAP purposes, the decision was considered a triggering event resulting in an impairment assessment under SFAS No. 121. Based on this assessment, no impairment existed, but the assets were considered to be in use through the end of 2002. Accordingly, the write-down recorded under German GAAP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was reversed. However, under U.S. GAAP, the remaining useful lives were shortened, with the remaining carrying amounts completely amortized by December 31, 2002 under both German GAAP and U.S. GAAP.

     (f) Effects of Dilution Gains

      In 2000, T-Online, comdirect bank AG (“comdirect”) and OJSC Mobile TeleSystems (“MTS”) entered into transactions in which their shares were either sold for cash or exchanged as part of a purchase business combination. As a result of these transactions, the Company’s ownership interest in the subsidiary or affiliate is reduced, resulting in a “dilution gain.” For German GAAP, the Company recognized dilution gains resulting from cash sales of subsidiary or affiliate shares as a credit to income. However, the Company does not recognize changes in interest transactions when cash proceeds are not received, unless a portion of those shares are sold at a later time to a third party for cash. Under U.S. GAAP, all cash and noncash equity transactions of subsidiaries or affiliates, including those related to purchase business combinations, are reflected as dilution gains. The following transactions generated dilution gains in 2000:

      Cash transactions:

•	In April 2000, T-Online issued 114,100,000 ordinary shares in an initial public offering (“IPO”) at EUR 27 per share for cash consideration totaling EUR 3,080 million. This reduced the Company’s ownership in T-Online from 100% to 89.76%, resulting in a dilution gain of EUR 2,657 million under both German and U.S. GAAP.

•	In June 2000, MTS, a Russian mobile telephone company, issued 345,244,080 shares for cash consideration totaling EUR 364 million in an IPO. This reduced the Company’s ownership percentage in MTS from 44.1% to 36.2%, resulting in a dilution gain of EUR 111 million, under both German and U.S. GAAP

•	In June 2000, comdirect, an on-line bank, issued 20,500,000 shares at EUR 31 per share for cash consideration totaling EUR 636 million in an IPO. This reduced T-Online’s ownership percentage in comdirect from 25% to 21.35%, resulting in a dilution gain of EUR 119 million. For U.S. GAAP the dilution gain is EUR 57 million lower because the equity investment balance was higher for U.S. GAAP at the date of the IPO.

      Non-cash transactions:

•	In April 2000, T-Online acquired all of the shares outstanding of Club Internet, a French Internet provider, in exchange for 69,633,116 T-Online ordinary shares valued at EUR 27 per share. Consideration totaled EUR 1,880 million and decreased the Company’s ownership percentage in T-Online from 89.76% to 84.48%. Under U.S. GAAP, the dilution gain of EUR 1,355 million has been recognized in 2000 as income with a corresponding increase to goodwill.

•	In April 2000, T-Online acquired a 25% interest in comdirect in exchange for 24,875,189 T-Online ordinary shares valued at EUR 27 per share. Consideration totaled EUR 671 million and decreased the Company’s ownership percentage in T-Online from 84.48% to 82.74%. Under U.S. GAAP, the dilution gain of EUR 391 million has been recognized as income in 2000 with a corresponding increase to goodwill.

•	In October 2000, T-Online acquired all of the outstanding shares of ya.com, a Spanish Internet service provider, in exchange for 12,387,280 T-Online ordinary shares valued at EUR 32.42 per share. Consideration totaled EUR 402 million and decreased the Company’s ownership percentage in T-Online from 82.87% to 81.71%. Under U.S. GAAP, the dilution gain of EUR 222 million has been recognized as income in 2000 with a corresponding increase in goodwill.

      Dilution gains related to sales of shares for cash totaled EUR 2,887 million in 2000 and have been recorded as income for German GAAP. For U.S. GAAP, this amount was EUR 57 million lower due to the different carrying basis in comdirect. Dilution gains related to purchase business combinations totaling EUR 1,968 million have been recorded as income for U.S. GAAP purposes but not recognized for German GAAP purposes. For both German and U.S. GAAP, no deferred taxes have been provided as under the currently enacted German tax law the above transactions did not give rise to any taxable event.

      Amortization of the additional goodwill totaled EUR 250 million and EUR 170 million in 2001 and 2000, respectively, based on goodwill lives ranging from 7 to 15 years. No amortization of the additional

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill was recorded in 2002 because of the implementation of SFAS No. 142. In 2001 and 2002, as a result of impairment testing, an impairment charge was recorded to reduce the carrying value of the investment in comdirect to fair value. As the carrying basis for comdirect under U.S. GAAP exceeded the carrying basis under German GAAP due to the recognition of the dilution gains, additional write-downs of approximately EUR 145 million and EUR 146 million in 2002 and 2001, respectively, were recorded under U.S. GAAP. The charge was taken as a result of the continued losses of comdirect and the decline in the market value of the stock of comdirect. The impairment charge was calculated by comparing the book value of the investment in comdirect including goodwill with the market value of the shares owned.

      In 2002, the Company recognized a EUR 116 million larger gain for German GAAP on the sale of 9.81% of the shares in T-Online International AG. This difference results from dilution gains which were previously recognized for U.S. GAAP only.

     (g) Unrealized Gains on Marketable Securities

      Under German GAAP, investments in marketable debt and equity securities (including certain securities classified as other investments) are generally carried at historical cost. Under U.S. GAAP, investments in marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available for sale, or held to maturity. Securities classified as trading or available for sale are reported at fair value at the balance sheet date and held to maturity securities are reported at historical cost. Unrealized gains and losses on trading securities are recorded in net income while unrealized gains and losses on securities categorized as available for sale are recorded, net of income tax, in shareholders’ equity as a component of accumulated other comprehensive income.

     (h) Derivatives and Related Foreign Exchange Differences

      Under German GAAP, derivatives are recorded at cost, with a provision established if losses due to changes in fair values have occurred. However, when a derivative is specified as a hedge for a particular risk exposure, a provision is established for the net amount of the unrealized losses due to changes in fair values on the combined derivative and the hedged exposure.

      Under U.S. GAAP, all freestanding derivatives and all bifurcated embedded derivatives are recognized as either assets or liabilities and measured at fair value. Changes in the fair value of derivative instruments are reported in earnings or other comprehensive income depending on the derivative’s hedge designation, and on whether the hedge is highly effective. See additional discussion related to derivatives under German GAAP in note (34) and under U.S. GAAP in note (43 d).

     (i) Accruals for Personnel Restructuring

      Under German GAAP, the Company established provisions for the total costs expected to be incurred resulting from workforce reductions when those costs can be estimated. Under U.S. GAAP, the costs associated with voluntary workforce reductions are recognized in the period of acceptance by the employee of the termination offer and costs associated with involuntary workforce reductions only when all requirements to establish a restructuring accrual are fulfilled under SEC Staff Accounting Bulletin 100, Restructuring and Impairment Charges, and EITF issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs included in a Restructuring).

     (j) Deferral of Gains on Divestitures

      During 2000, the Company sold its interests in the broadband cable operations located in the North Rhine-Westphalia and Hesse regions in two separate transactions for a combination of cash, deferred payment notes, preference interest and equity interests in the buyers, for an aggregate sales price consideration of EUR 4,542 million.

      During 2001, the Company sold its interest in the broadband cable operations located in Baden Wuerttemberg for a combination of cash, deferred payment note and equity interest in the buyer for a total sales price consideration of EUR 1,320 million. Under German GAAP, full gains upon consummation of these sales were recognized. During 2001 and 2000, interest income of EUR 62 million and EUR 21 million, respectively, representing the accretion on the deferred payment notes and preference interest was recognized and EUR 389 million and EUR 73 million were recorded to write-down the deferred payment notes and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preference interest to fair market values. In 2002, no interest income was recognized on the deferred payment notes and preference interest under German GAAP, as these amounts were not deemed collectible and a provision of EUR 321 million was established to reduce the net carrying value of the deferred payment notes and preference interest to their fair values.

      For U.S. GAAP, however, due to the equity interests received in these transactions, gains were calculated to the extent deemed sold. In addition, due to the high leverage of the buyers and the uncertainty of cash flows to repay the deferred payment notes and preference interest, the Company followed the guidance in Staff Accounting Bulletin Topic 5:U, “Gain Recognition on the Sale of Business or Operating Assets to a Highly Leveraged Entity”, and deferred the amount of the gains relating to the deferred payment notes and preference interest received until collections become reasonably assured. In addition, the provisions recorded under German GAAP have been reversed, since the gains associated with the deferred payment notes and preference interest were not recognized in earnings under U.S. GAAP.

     (k) Deferred Income

      Under U.S. GAAP, the Company defers activation fees and certain other one-time charges and amortizes them over the average life of the related service period. The related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized. Under German GAAP, the revenue and incremental direct costs are recognized immediately. All other direct costs associated relating to customer activation are expensed as incurred under both German and U.S. GAAP. The Company also has certain other contracts with differing revenue recognition methods and periods. A network sharing agreement is accounted for under German GAAP with the revenue being recognized in accordance with the economic useful life, whereas under U.S. GAAP the revenue is to be recognized over the duration of the agreement. A second type of contract relates to IRUs. Under German GAAP, the sales of sub-leasing of capacity on certain fiber optic networks are recognized immediately, whereas, under U.S. GAAP, the sales are recorded as deferred revenue and recognized in earnings over the contract term, ranging from 20 to 25 years.

     (l) Capital Raising and Financing Costs

      Under German GAAP, the costs incurred in connection with the equity share offerings are recorded as extraordinary expenses in the statement of operations. Under U.S. GAAP, the specific incremental costs directly attributable to equity share offerings are charged against equity capital.

     (m) Asset-Backed Securitizations

      In December 2001 and December 2002, the Company entered into asset-backed securitization programs for the sale of qualifying receivables at its T-Com and T-Systems divisions. Under German GAAP, the values of the receivables sold and residual interests retained are based on contractually stated values. For U.S. GAAP the transactions are based on the fair values of the receivables sold and related interests retained. See note (43 b) for additional information regarding these transactions.

      Under the T-Com securitization program, the Company retains the servicing obligation related to the sold receivables, but without remuneration. No servicing liabilities has been established under German GAAP. However, for U.S. GAAP, the Company has recorded an estimated servicing liability for future costs to be incurred on the sold receivables in the amount of EUR 50.0 million.

     (n) Investments in Equity Investees

      On January 1, 2002 the Company implemented SFAS No. 142 and, as required by that standard, ceased amortizing the embedded goodwill associated with its investments in equity investees. As a result, amortization of EUR 106 million, recorded under German GAAP in 2002 was not recorded for U.S. GAAP purposes.

      The Company accounted for its investment in Ben as an equity investee until the remaining outstanding interest was acquired on September 30, 2002. Prior to September 30, 2002, the Company recorded differences between German GAAP and U.S. GAAP of approximately EUR 253 million relating to its investment in Ben. These differences consists of, among other things, a EUR 213 million write-off of the Company’s share of the UMTS licenses held by Ben, that did not meet the impairment criteria for U.S. GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 2001, the Company restructured its equity investments in DeTeAsia, including exchanging its shares in Islacom for shares in Globe Telecom, which resulted in the recording of gains under German GAAP, as these transactions were recorded as individual transactions based on the legal contracts signed. For U.S. GAAP purposes, these transactions were recorded as primarily one transaction and accounted for as a non-monetary transaction with no gains or losses recognized. As a result, gains totaling EUR 123 million under German GAAP were recorded as a reduction of the carrying basis under U.S. GAAP. Additionally, the investment in Globe Telecom is recorded at cost under German GAAP. For U.S. GAAP this investment is accounted for as an equity investment as required by Accounting Principles Board Opinion No. 18, The Equity Method of Accounting Investments in Common Stock (“APBO No. 18”). As a result of accounting for this investment under the equity method, the Company recognized equity in earnings of EUR 18 million in 2002.

      For German GAAP purposes, the investment in Telesens has been recorded at cost. Under U.S. GAAP, this investment is accounted for as an equity investment as required by APBO No. 18. As a result of accounting for this investment under the equity method, the Company recognized an EUR 62 million loss and EUR 10 million loss in 2001 and 2000, respectively.

      In 2000, as a result of an initial public offering by Telesens as well as Telesens issuing shares for an acquisition, the Company’s interest was diluted from 38% to 25%. Under U.S. GAAP, these transactions resulted in the Company recognizing an EUR 72 million gain. No dilution gain was recorded for German GAAP as the investment was accounted for at cost.

      The remaining differences result from differences in the recognition of equity pickup on operating results which are based on U.S. GAAP rather than German GAAP.

     (o) Effects of Full Consolidation of debis, Net of Tax

      On October 20, 2000, the Company acquired a 50.1% interest in debis Systemhaus GmbH (“debis”) by purchasing newly issued shares for EUR 4.7 billion. In connection with this acquisition, the Company received a call option to acquire the 49.9% minority interest of debis held by DaimlerChrysler Services AG (“DaimlerChrysler”), and the Company granted DaimlerChrysler a put option to sell its 49.9% minority interest in debis to the Company. The exercise price for each option was EUR 4.7 billion. The put option was immediately exercisable, and the call option was to become exercisable on January 1, 2002. Under German GAAP, the Company accounted for this transaction as the acquisition of a 50.1% interest in debis, with the 49.9% interest held by DaimlerChrysler shown as minority interest within equity.

      Under U.S. GAAP, the put and the call options were viewed on a combined basis and accounted for as a financing of the purchase of the minority interest by the Company. As a result, the Company reflected debis as a wholly-owned subsidiary upon consummation of the acquisition of the 50.1% interest, with the options reflected as a liability to acquire the remaining 49.9% minority interest. Net income attributable to the remaining 49.9% interest is allocated to Deutsche Telekom, rather than to the minority interest.

      During March, 2002, DaimlerChrysler exercised its put option, and the Company acquired the 49.9% minority interest in debis. Under German GAAP, the Company fully consolidated debis from the date the minority interest was acquired. However, for U.S. GAAP, the payment of the put price represented the extinguishment of the purchase obligation initially recorded in 2000.

      The accounting for this transaction under U.S. GAAP resulted in the following differences in net income (loss) compared to German GAAP:

	For the year ended
	December 31,

	2002	2001	2000

	(millions of €)
Increase in amortization expense	(7)	(360)	(86)
Increase in financing charges	(24)	(60)	(48)
Decrease in income applicable to minority interest	—	94	18
Tax benefit	3	32	—

	(28)	(294)	(116)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The financing charges represent the premiums to be paid for acquiring the minority interest in excess of the initial share price paid in October 2000, and include guaranteed dividends of EUR 10 million, EUR 60 million and EUR 10 million for the years 2002, 2001 and 2000, respectively.

     (p) Other Differences

      Other differences consist of the different accounting and valuation approaches between German GAAP and U.S. GAAP that are not individually significant, including the treatment of unrealized gains on foreign currency receivables and payables that are recognized under U.S. GAAP but not under German GAAP, accruals for maintenance, and contract accounting. Under German GAAP, accruals have to be made for maintenance that is carried out within three months after the balance sheet date. Under U.S. GAAP, maintenance expenditures are reflected in the period a specific liability has been incurred. The contract accounting differences are a result of the application of the percentage of completion method under U.S. GAAP, as opposed to the completed contract method under German GAAP.

      The nondeductible capitalized VAT (capitalized prior to 1996) was recorded as property, plant and equipment. German GAAP required the capitalized VAT to be depreciated and the VAT recoveries to be recorded as other operating income. Under U.S. GAAP, the capitalized VAT was treated as a long-term receivable rather than property, plant and equipment. As VAT recoveries were received, they were offset against the receivable and neither depreciation nor other operating income was recognized. Because the capitalized VAT was fully depreciated during 2001, there was no longer a difference between German GAAP and U.S. GAAP in 2002.

      In 2002 and 2001, a minimum liability related to certain pension plans was recognized as an expense under German GAAP. Under U.S. GAAP, the increase to this liability amounting to EUR 210 million and EUR 259 million in 2002 and 2001, respectively, was recorded in other comprehensive income.

     (q) Income Taxes

      The determination of income tax expense under German GAAP differs from U.S. GAAP as follows:

•	Under U.S. GAAP, in contrast to German GAAP, deferred tax assets are recognized for the estimated future tax effects attributable to tax loss carryforwards.

•	Under German GAAP, deferred taxes are not recorded for temporary differences that arose during tax-free periods. Under U.S. GAAP, the estimated future tax effects related to those temporary differences are recognized.

•	Under German GAAP, deferred taxes have not been recognized for those temporary differences that are not expected to reverse in the foreseeable future. Under U.S. GAAP, deferred taxes are generally recognized for all temporary differences.

      In addition, deferred taxes also are provided for the income tax effects of valuation differences between U.S. GAAP and German GAAP. Deferred tax assets are measured based on enacted tax law and reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Additionally, existing deferred tax assets and liabilities recognized under U.S. GAAP are adjusted when there is an enacted change of future tax rates.

      Other differences between the income tax expense determined in accordance with German GAAP and U.S. GAAP result from the differences in accounting for tax estimates and contingencies in 2002 and the consolidation effects of debis which are presented net of tax.

      The following table shows the differences between income tax expense determined in accordance with German GAAP and U.S. GAAP:

	For the year ended
	December 31,

	2002	2001	2000

	(millions of €)
Deferred taxes from the application of U.S. GAAP	(1,831)	2,570	(561)
Deferred taxes on U.S. GAAP/German GAAP differences	1,025	(1,472)	79
Other differences	703	(32)	—

Total difference to income tax expense	(103)	1,066	(482)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (r) Minority Interest

      Under U.S. GAAP, minority interest is not included as a component within shareholders’ equity.

(41) Deferred Taxes in Accordance with U.S. GAAP:

      Deferred tax assets and liabilities arising from temporary differences and net operating losses are as follows:

	As of December 31,

	2002	2001

	(millions of €)
Deferred tax assets in accordance with U.S. GAAP
Current deferred tax assets
Net operating loss carryforwards	466	280
Inventory	156	—
Personnel restructuring accrual	15	—
Accruals for loss contingencies	115	404
Derivatives	17	—
Other	142	91

	911	775

Noncurrent deferred tax assets
Goodwill	2,136	—
Net operating loss carryforwards	7,888	6,959
Financial assets	536	435
Personnel restructuring accrual	—	16
Pension accruals	518	341
Civil servant health insurance accrual	429	421
Other accruals	279	223
Accrued interest	175	—
Deferred income	492	381
Deferred gains on divestiture	—	125
Other	63	177

	12,516	9,078

Deferred tax assets in accordance with U.S. GAAP	13,427	9,853

Deferred tax liabilities in accordance with U.S. GAAP
Current deferred tax liabilities
Receivables and other assets	(79)	—
Accruals and liabilities	(234)	(389)
Derivatives	—	(112)

	(313)	(501)

Noncurrent deferred tax liabilities
Intangible assets	(5,792)	(9,173)
Property, plant and equipment	(1,179)	(883)
Personnel restructuring accrual	(59)	—
Bond premium	(80)	—
Other	(57)	(226)

	(7,167)	(10,282)

Deferred tax liabilities in accordance with U.S. GAAP	(7,480)	(10,783)

Net current deferred tax assets	598	274
Net noncurrent deferred tax assets (liabilities)	5,349	(1,204)
Valuation allowance	(5,611)	(468)

Net deferred tax assets (liabilities) in accordance U.S. GAAP	336	(1,398)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of the implementation of SFAS No. 142 in 2002, a number of major wireless carriers in the United States have concluded that the U.S. Federal Communications Commission (“FCC”) wireless spectrum licenses should be considered to be intangible assets with indefinite lives. Classification by Deutsche Telekom of its FCC licenses to intangible assets with indefinite lives resulted in the cessation of scheduled amortization of these licenses, effective January 1, 2002. This cessation of amortization affected the Company’s assessment as to future realization of deferred tax assets for tax loss carryforwards, resulting in the establishment of a valuation allowance of approximately EUR 4.3 billion during the first quarter of 2002.

      The valuation allowance recorded for deferred taxes was EUR 110 million at December 31, 2000.

      The following table shows the development of deferred taxes from German GAAP to U.S. GAAP:

	As of December 31,

	2002	2001

	(millions of €)
Net deferred taxes under German GAAP	(1,646)	(5,348)
U.S. GAAP adjustments
Application of U.S. GAAP	6,170	8,304
U.S./German GAAP differences	(4,188)	(4,354)

Net deferred tax assets and liabilities in accordance with U.S. GAAP	336	(1,398)

(42)	Additional Information on the Financial Statements in Accordance with U.S. GAAP

     (a) Weighted Average Shares Outstanding

	As of December 31,

	2002	2001

	(millions of €)
Weighted average shares outstanding German GAAP	4,195	3,715
Adjustments(1)	(36)	(39)

Weighted average shares outstanding U.S. GAAP — basic	4,159	3,676
Dilutive effect of options, warrants and exchange rights (2)	—	13

Weighted average shares outstanding — diluted	4,159	3,689

(1)	Under U.S. GAAP, the weighted average shares outstanding has been adjusted to eliminate shares held in a trust, which are considered issued and outstanding for German GAAP but not for U.S. GAAP.

(2)	Stock options, warrants and exchange rights issued in connection with the acquisition of VoiceStream and Powertel.

      For the years ended December 31, 2002 and December 31, 2000, outstanding options, warrants and exchange rights were excluded from the computation of diluted earnings (loss) per share because they were antidilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (b) Development of Intangible Assets

      The following is a summary of the development of goodwill and other intangible assets from December 31, 2001 to December 31, 2002.

	Goodwill				Other intangible assets

	German				German
	GAAP	Difference	U.S. GAAP		GAAP	Difference	U.S. GAAP

	(millions of €)				(millions of €)
Cost
December 31, 2001	46,075	1,140	47,215	(1)	43,368	8,441	51,809	(1)
Additions	4,482	(2,668)	1,814		873	1,557	2,430
Disposals	(23)	(29)	(52)		(761)	(118)	(879)
Impairments	0	(14,567)	(14,567)		0	(9,946)	(9,946)
Consolidations, reclassifications and other	850	10	860		1,745	(406)	1,339
Foreign currency effects	(4,509)	684	(3,825)		(4,317)	221	(4,096)

December 31, 2002	46,875	(15,430)	31,445		40,908	(251)	40,657

Accumulated Amortization
December 31, 2001	(5,478)	1,021	(4,457	) (1)	(3,914)	(111)	(4,025	) (1)
Scheduled amortization	(3,243)	3,243	0		(2,691)	(139)	(2,830)
Nonscheduled amortization	(9,865)	9,865	0		(11,549)	11,549	0
Disposals	23	0	23		732	119	851
Consolidations, reclassifications and other	(171)	210	39		(841)	149	(692)
Foreign currency effects	1,295	(1,033)	262		1,321	(1,035)	286

December 31, 2002	(17,439)	13,306	(4,133)		(16,942)	10,532	(6,410)

Net book value at December 31, 2001	40,597	2,161	42,758		39,454	8,330	47,784

Net book value at December 31, 2002	29,436	(2,124)	27,312		23,966	10,281	34,247

(1)	Certain reclassifications have been made to conform to the current year presentation

     (c) Summary of Certain Balance Sheet Captions

      The following is a summary of certain balance sheet captions reported in the consolidated financial statements under German GAAP and in accordance with U.S. GAAP.

		German GAAP		U.S. GAAP
		December 31,		December 31,

	Note (40)	2002	2001	2002	2001

		(millions of €)		(millions of €)
Intangible assets	(b),(c),	53,402	80,051	61,559	90,542	(1)
	(d),(e),(f),(o)
Property, plant and equipment, net	(a),(d)	53,955	58,708	59,298	62,608
Financial assets	(d),(g),(h),(j),(n),(p)	4,169	7,957	4,364	8,191
Accruals	(h),(i),(m),(p),(q)	16,097	18,427	20,612	25,663
Debt(2)	(a),(h,),(p)	63,044	67,031	65,010	67,104
Deferred income	(k),(p)	723	783	2,075	1,846

(1)	Certain reclassifications have been made to conform to the current year presentation

(2)	Debt under US GAAP includes EUR 58 million and EUR 93 million of amortized premiums and EUR 295 million and EUR 351 million of discounts at December 31, 2002 and 2001 respectively, which under German GAAP are included in deferred income and prepaid expenses.

      As permitted by Postreform II, certain property, plant and equipment on hand as of December 31, 1992 were valued at fair values rather than at historical cost less depreciation, which is required by U.S. GAAP. The Company has not been able to quantify the effect of the difference in accounting treatment because, prior

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to January 1, 1993, the predecessor did not maintain sufficiently detailed historical cost records. The fair market values recorded in the opening balance sheet of Deutsche Telekom AG at January 1, 1995.

(43)  Other Information

     (a) Stock-Based Compensation

      The Company accounts for employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 (APBO 25), Accounting for Stock Issued to Employees and related interpretations, and furnishes the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation.

      APBO 25 requires recognition of compensation expense for variable award plans (2000 Stock Option Plan of Deutsche Telekom AG and T-Online International AG) over the vesting period of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock options over the vesting period of such grants, based on the estimated grant-date fair values of those grants.

      Under APBO 25, the 2001 stock option plans for both Deutsche Telekom AG and T-Online International AG were considered fixed plans. The 2000 plans for both companies were considered variable plans. As the exercise price of Deutsche Telekom AG’s and T-Online International AG’s employee stock options was higher than the market price of the underlying stock as of December 31, 2002, 2001 and 2000, no compensation expense was recognized in 2002, 2001 and 2000.

      SFAS No. 123 requires presentation of pro forma information as if the Company had accounted for its employee stock based compensation under the fair value method. The alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. The fair value of the stock options issued in conjunction with the 2002, 2001 and 2000 stock option plans were calculated at the grant date based on a Black-Scholes option pricing model for 2002 and 2001, and based on a Monte-Carlo option pricing model for 2000. The fair values were calculated in accordance with the terms of the issuance. The Monte-Carlo option pricing model was used for 2000, as the plan was considered a variable compensation plan. This model simulates multiple paths for the stock and the index between Year 2 and Year 5 (3.5) given their initial levels and takes the expected value of the payoff.

      The Black-Scholes and Monte-Carlo option valuation models were developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the use of principles and assumptions that are of a highly subjective nature, including the expected stock price volatility. Because the Company’s employee stock options have characteristics that are significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      At the grant dates, the underlying assumptions and the resulting fair values per option of the respective companies were as follows:

Deutsche Telekom AG	2002	2001	2000

Expected dividend yield	3.60%	3.25%	1.00%
Expected stock volatility	60.0%	47.0%	44.0%
Risk-free interest rate	4.28%	4.65%	5.73%
Expected lives (in years)	4.4	5	5
Weighted average fair value per option granted during the year (in €)	3.79	4.87	25.08

T-Online International AG	2002	2001	2000

Expected dividend yield	0%	0%	0%
Expected stock volatility	71.8%	60.0%	60.0%
Risk-free interest rate	4.333%	4.65%	5.475%
Expected lives (in years)	5	5	3.5
Weighted average fair value per option granted during the year (in €)	4.06	3.72	13.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Mobile USA, Inc.	2002	2001

Expected dividend yield	2.60% to 3.85%	3.25%
Expected stock volatility	60.0%	47.0%
Risk-free interest rate	4.11% to 5.15%	5.50% to 5.98%
Expected lives (in years)	7.1	7.5
Weighted average fair value per option granted during the year (in USD)	23.04	35.57

MATAV	2002

Expected dividend yield	1.53%
Expected stock volatility	40.0%
Risk-free interest rate	8.31%
Expected lives (in years)	5
Weighted average fair value per option granted during the year (in HUF)	284

      For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period.

      On May 31, 2001, as a result of the acquisition of T-Mobile USA, Inc. and Powertel, all unvested, outstanding T-Mobile USA, Inc. and Powertel stock options were converted into options to acquire, from a trust established for the benefit of holders of T-Mobile USA, Inc. and Powertel stock options, Deutsche Telekom ADRs. Deutsche Telekom recorded deferred compensation of EUR 58 million related to unvested options due to the acquisition of T-Mobile USA, Inc. and Powertel, of which EUR 18 million and EUR 11 million were recorded as stock-based compensation expense in 2002 and for the period from June 1, 2001 through December 31, 2001, respectively.

      Under the fair value method of SFAS No. 123, the Company’s net income (loss) and earnings (loss) per share would have been as follows (in millions of €):

	For the year ended
	December 31,

	2002	2001	2000

Net income (loss)
As reported	(22,098)	523	9,247
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	18	11	—
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(102)	(71)	(3)

Pro forma net income (loss)	(22,182)	463	9,244

Earnings (loss) per share
Basic earnings (loss) per share
As reported	(5.31)	0.14	3.05
Pro forma	(5.33)	0.13	3.05
Diluted earnings (loss) per share
As reported	(5.31)	0.14	3.05
Pro forma	(5.33)	0.13	3.05

     (b) Asset-Backed Securitizations

      The Company and its T-Com and T-Systems divisions entered into agreements to sell, on a continuous basis, certain eligible trade accounts receivable to Qualifying Special Purpose Entities (“QSPE”). Under German GAAP, the determination of the gain or loss on the sale of receivables is based upon contractual estimates for the credit and dilution discounts. Under U.S. GAAP, in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the gain or loss on sale of receivables depends in part on the carrying amount of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. The retained interests represent future rights to residual cash balances retained by the QSPE, to be released if collection performance exceeds certain credit loss and performance thresholds. At the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount, loss on sale and other related expenses are included in program fees in the table below and classified as other expense in the consolidated Statement of Operations. Refunds of discounts are recorded when received, and classified within other income in the Consolidated Statement of Operations.

Differences Arising from Retained Interests

      Under the T-Systems asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (between 7.15% to 15.5%, including credit loss rates from 3.65% to 12%). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase of the value of the retained interest (and a related gain on sale) of EUR 20.4 million in 2002 for US GAAP.

      Under the T-Com asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (6.5%, including a 3.5% credit loss rate). The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase in the value of the retained interest (and a related gain) of EUR 133 million in 2002, and a reduction in value of the retained interest (and a related loss on sale) of EUR 21.0 million in 2001.

     Summary of Significant Cash Flows

      The table below summarizes certain cash flows received from and paid to securitization trusts under the T-Com and T-Systems asset-backed securitizations:

	For the year ended
	December 31,

	2002	2001

	(millions of €)
Proceeds from sales of receivables to QSPE	16,031	1,384
Proceeds from retained interests	655	—
Proceeds from collections made on behalf of QSPE	18,097	1,456
Repayment to QSPE of collections made on its behalf	(16,969)	—
Program fees paid to the QSPE	(57)	—

      Sales of receivables resulted in a loss of approximately EUR 280 million and EUR 79 million in 2002 and 2001, respectively, which is calculated as the difference between the face value and contract value of the receivables.

     (c) Equity Method Investments

      Deutsche Telekom has numerous investments, ranging from 20% to 50%, in companies that operate in similar lines of business. Deutsche Telekom’s investments in equity method affiliates amounted to EUR 2.6 billion and EUR 4.1 billion at December 31, 2002 and December 2001, respectively. Deutsche Telekom’s equity in net earnings (losses) of its equity method affiliates under U.S. GAAP was EUR (85) million, EUR (653) million and EUR 2.7 billion for the years 2002, 2001 and 2000, respectively.

      Deutsche Telekom received dividends based on its equity interests in these companies of EUR 23 million, EUR 2.8 billion and EUR 29 million for the years 2002, 2001 and 2000, respectively.

      The schedules below present summarized statements of operations and balance sheet information for the significant investments that were accounted for under the equity method in 2001. Comparable information for 2000 is also presented for the statement of operations. Summarized financial information is not presented for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002, since the Company’s equity investments were not deemed significant in 2002 either individually or in the aggregate.

Statements of Operations

	For the year ended December 31, 2001

							Other	Total
				Virgin			Equity	Equity
	MTS	PTC	Ben	Mobile	Telesens	comdirect	Investments	Investments

	(millions of €)
Net revenue	998	1,187	448	264	82	236	1,422	4,637
Total expenses	(632)	(1,044)	(633)	(367)	(304)	(387)	(1,561)	(4,928)

Income (loss) before income taxes and minority interest	366	143	(185)	(103)	(222)	(151)	(139)	(291)
Income taxes	(109)	(9)	—	—	(23)	(10)	(80)	(231)
Minority interest	(7)	—	—	—	—	—	—	(7)

Income before effect of change in accounting principle and extraordinary gains (losses)	250	134	(185)	(103)	(245)	(161)	(219)	(529)
Cumulative effect of change in accounting principle, net of income taxes	(20)	(1)	—	(1)	—	—	—	(22)
Extraordinary gains (losses), net of income taxes	2	—	—	—	—	—	—	2

U.S. GAAP net income (loss)	232	133	(185)	(104)	(245)	(161)	(219)	(549)
Deutsche Telekom’s percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%

Deutsche Telekom’s equity in net earnings (losses) of equity investees under U.S. GAAP	84	60	(92)	(52)	(64)	(34)	(26)	(124)
Consolidation adjustments:								—
Goodwill amortization	(2)	(80)	(54)	—	—	(33)	—	(169)
Intangible asset amortization	—	(12)	—	—	—	—	—	(12)
Impairment charges	—	—	—	—	(13)	(226)	—	(239)
Other	8	(27)	(7)	(2)	2	(4)	(79)	(109)

Deutsche Telekom’s equity in net earnings (losses) of equity investees, including consolidating adjustments, under U.S. GAAP	90	(59)	(153)	(54)	(75)	(297)	(105)	(653)

	For the year ended December 31, 2000

							Other	Total
				Virgin			Equity	Equity
	MTS	PTC	Ben(1)	Mobile	Telesens	comdirect	Investments	Investments

	(millions of €)
Net revenue	582	879	246	113	42	314	5,533 (a)	7,709
Total expenses	(435)	(841)	(470)	(290)	(84)	(288)	(796)	(3,204)

Income (loss) before income taxes and minority interest	147	38	(224)	(177)	(42)	26	4,737	4,505
Income taxes	(56)	(8)	—	—	12	(23)	(84)	(159)
Minority interest	7	—	—	—	—	—	—	7

U.S. GAAP net income (loss)	98	30	(224)	(177)	(30)	3	4,653	4,353
Deutsche Telekom’s percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%

Deutsche Telekom’s equity in net earnings (losses) of equity investees under U.S. GAAP	35	14	(19)	(89)	(8)	1	2,282	2,216
Consolidation adjustments:
Goodwill amortization	(3)	(55)	(9)	—	—	(25)	—	(92)
Intangible asset amortization	—	(5)	—	—	—	—	—	(5)
Dilution gains	111	—	—	—	72	449	—	632
Other	16	(6)	(1)	8	4	(1)	(103)	(83)

Deutsche Telekom’s equity in net earnings (losses) of equity investees, including consolidating adjustments, under U.S. GAAP	159	(52)	(29)	(81)	68	424	2,179	2,668

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Acquired in October 2000.

(a)	Net revenue for the year ended December 31, 2000 include EUR 4.6 billion in proceeds from the sale by DT-FT Italian Holding GmbH of its 49% ownership interest in WIND Telecomunicazioni S.p.A.

Balance Sheet

	As of December 31, 2001

							Other	Total
				Virgin			Equity	Equity
	MTS	PTC	Ben	Mobile	Telesens	comdirect	Investments	Investments

	(millions of €)
Current assets	543	300	126	80	34	2,017	712	3,812
Non-current assets	1,398	1,823	1,032	41	101	957	4,449	9,801

Total assets	1,941	2,123	1,158	121	135	2,974	5,161	13,613

Current liabilities	341	248	526	105	39	2,394	1,390	5,043
Non-current liabilities	439	1,591	10	282	30	2	2,120	4,474
Minority interest	15	—	—	—	—	—	12	27
Shareholders’ equity (deficit)	1,146	284	622	(266)	66	578	1,639	4,069

Total liabilities and shareholders’ equity (deficit)	1,941	2,123	1,158	121	135	2,974	5,161	13,613

Deutsche Telekom’s investment in and advances to equity investees at cost plus equity in undistributed earnings (losses) since acquisition	435	1,215	888	—	9	328	1,223	4,098
Deutsche Telekom’s percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%

     (d) Derivatives

     Accounting Standard

      Deutsche Telekom applies Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) as amended. This statement became effective for Deutsche Telekom on January 1, 2001 and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to hereafter as derivatives) and for hedging activities. It requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Derivative instruments must be classified as hedging instruments (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or hedges of the net investment in a foreign operation) or non-hedging instruments, and the accounting treatment of derivative instruments and hedged items depends on this classification.

      Changes in the fair value of derivatives designated in qualifying highly effective fair value hedging relationships (including foreign currency fair value hedging relationship) are recognized in current period earnings along with fair value changes of the hedged item that are attributable to the hedged risk reflected as adjustments to the carrying value of the hedged item. Changes in the fair value of derivatives designated in qualifying, highly effective, cash flow hedging relationships (including foreign currency cash flow hedging relationship) are recorded in other comprehensive income (outside earnings) and recognized in earnings when the hedged item affects earnings. Any hedge ineffectiveness is recorded in current-period earnings. If a financial instrument is designated as a hedge of a net investment in a foreign operation, the changes in the hedging instrument’s fair value, are recorded in other comprehensive income as part of the cumulative translation adjustment. Changes in the fair value of derivative instruments that are not designated as hedging instruments are recognized in earnings when they occur.

     Risk Management Policies

      Deutsche Telekom is exposed to foreign currency risks, interest rate risks and equity price risks arising from fluctuations in exchange rates, interest rates and quoted share prices. Deutsche Telekom’s risk policy generally takes into account only risks affecting the Group’s cash flows. Therefore, fair value changes of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investments arising from fluctuations in quoted share prices as well as foreign currency translation risks inherent in Deutsche Telekom’s net investments in foreign entities are normally not hedged. Deutsche Telekom does not enter into derivative financial instruments for trading purposes or other speculative purposes.

      Deutsche Telekom is exposed to interest rate risks, primarily in the European Union, in Great Britain and in the United States. In order to mitigate the impact of interest rate fluctuations in these areas Deutsche Telekom separately manages interest rate risk for euro, U.S. dollar and British pound denominated liabilities. Under consideration of the existing and forecasted debt structure, Deutsche Telekom enters into interest rate derivatives to modify the interest payments on bonds, other liabilities and cash investments to adjust their risk profile to the defined target mixture of floating-rate and fixed-rate interest as defined by the Management Board. Interest rate swaps in particular are used, in addition to purchased interest rate options (such as caps and collars).

      Foreign currency risks arise from Telekom’s investing, financing and operating activities. Since Deutsche Telekom’s corporate objective is pursued through its commercial operations — meaning the sale of telecommunications services — unwanted foreign currency risk exposures are normally managed, provided the risks would affect the Group’s cash flows. Foreign currency risks that do not affect the Group’s cash flows (risks resulting from the translation of Deutsche Telekom’s foreign entities’ assets and liabilities to the Group’s reporting currency) generally remain unhedged. However, in specific circumstances, Deutsche Telekom may seek to hedge the foreign currency translation risk inherent in certain foreign entities.

      For purposes of managing foreign currency risks, Deutsche Telekom makes a distinction between investing, financing and operating activities:

      Foreign currency risks in the investment area arise from the acquiring, holding and divesting of investments in foreign entities. Translation risk associated with our net investments in foreign entities was not hedged at December 31, 2002 except for our net investment in T-Mobile USA. At December 31, 2002 there were no hedged forecasted acquisitions or sales of foreign entities.

      Foreign currency risks in the financing area arise from foreign currency denominated financial liabilities. Deutsche Telekom enters into cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the Group companies’ functional currencies (primarily euro, U.S. dollar and British pound). At December 31, 2002, foreign currency denominated liabilities for which foreign currency risk is managed consist primarily of bonds and medium term notes in Japanese yen, British pound, Czech koruna and Polish zloty as well as bank loans in U.S. dollar. Foreign currency risks related to a variety of short-term foreign currency denominated intercompany loans are mitigated with forward currency contracts.

      Foreign currency risks in the operating area are limited because individual Group entities conduct most of their activities in their respective functional currency. However, some Group entities are exposed to foreign currency transaction risk related to certain anticipated foreign exchange payments primarily for capital expenditures and expense payments to international telecommunications carriers for completing international calls made by our domestic customers. Deutsche Telekom occasionally enters into foreign currency forward contracts or purchases foreign currency options to hedge these anticipated payments up to a maximum of one year.

     Initial Application of SFAS No. 133

      On January 1, 2001, Deutsche Telekom recognized all freestanding derivative instruments as either assets or liabilities and measured them at fair value under U.S. GAAP. The differences between the derivatives’ previous carrying amounts and their fair values were reported as transition adjustments. Because Deutsche Telekom’s foreign currency forward contracts, foreign currency options and cross-currency interest rate swaps were already recognized at fair value at December 31, 2000, transition adjustments were only required for certain interest rate derivatives.

      The majority of Deutsche Telekom’s interest rate derivatives entered into before January 1, 2001 were used to create synthetic financial instruments (mostly synthetic variable rate debt). Thus, for example, Deutsche Telekom sold 30 year fixed-rate U.S. dollar notes and simultaneously entered into a combination of interest rate swaps’ and cross-currency interest swaps to effectively create a 10 year fixed-rate British pound borrowing. Adjusting the interest rate swaps’ previous carrying amounts (accrued interest payables and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receivables) to their fair values resulted in a net gain of EUR 226 million (after taxes of EUR 144 million) on January 1, 2001, which was reported as a cumulative-effect-type adjustment of net income.

      A smaller number of interest rate swaps as well as interest rate collars entered into before January 1, 2001 were used to reduce the cash flow exposure of floating-rate British pound liabilities. The transition adjustments for these derivatives resulted in a loss of EUR 22 million (after taxes of EUR 10 million) which was reported as a cumulative-effect-type adjustment to accumulated other comprehensive income on January 1, 2001. The adjustment to accumulated other comprehensive income is reclassified into earnings over the residual period that interest payments on the floating-rate liabilities affect earnings. The derivatives were not redesignated as hedging instruments at January 1, 2001.

      Deutsche Telekom’s other interest rate derivatives were already recognized at fair value on December 31, 2000 and no transition adjustments for these derivatives were therefore required.

      No derivative or nonderivative hedging instrument entered into before January 1, 2001 was designated anew as a hedging instrument at January 1, 2001 except for a British pound-denominated borrowing that hedged the foreign currency exposure of a portion of Deutsche Telekom’s net investment in One 2 One.

     Post-Transition-Date Accounting under SFAS No. 133

      Using financial analysis to identify the extent of a derivative’s potential gain or loss, Deutsche Telekom decides on the date that it enters into a derivative contract whether it is efficient to seek hedge accounting for the derivative. If Deutsche Telekom elects to apply hedge accounting, it puts in place the appropriate hedge documentation and effectiveness testing routine at inception of the hedge.

Fair Value Hedges

      In 2002, Deutsche Telekom had pay-variable, receive-fixed interest rate swaps and cross-currency interest rate swaps to hedge the fair value risk of certain fixed rate debt. The Company designated these interest rate swaps as hedging instruments in qualifying, highly effective, fair-value hedging relationship of euro denominated fixed-rate liabilities. The Company designated these cross-currency interest rate swaps as hedging instruments in qualifying, highly effective, fair-value hedging relationships of foreign currency denominated fixed-rate liabilities.

      In the middle of 2001, Deutsche Telekom entered into pay-variable, receive-fixed interest rate swaps to hedge the fair value risk of fixed rate euro debt. These interest rate swaps were designated as fair value hedging instruments. They meet all the required criteria of SFAS No. 133 for the assumption of perfect hedge effectiveness. Accordingly, gains from adjusting the carrying amounts of the interest rate swaps to their fair values of EUR 68 million and from adjusting the carrying amount of the debt (resulting in losses of EUR 68 million) completely offset each other.

      For the year ended December 31, 2002, Telekom recognized in U.S. GAAP earnings no ineffectiveness for all of the Company’s fair-value hedges. All components of each interest rate swap’s gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

      During 2002, Deutsche Telekom designated certain pay-fixed, receive-variable U.S. dollar interest rate swaps as hedging instruments in qualifying, highly effective, cash-flow hedges of forecasted interest payments. During 2002 Deutsche Telekom reported losses on these swaps of EUR 145 million (after taxes of EUR 29 million) in accumulated other comprehensive income. These forecasted interest payments are hedged over a period of up to five years.

      Additionally, during 2002, Deutsche Telekom designated certain existing pay-fixed, receive-variable GBP interest rate swaps as hedging instruments in qualifying, effective, cash-flow hedges of forecasted interest payments under a syndicated loan agreement based on a principal amount of GBP 500 million.

      During 2002, Deutsche Telekom reported losses on these swaps of EUR 11 million (after taxes of zero) in accumulated other comprehensive income. These forecasted interest payments are hedged over a period of up to three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The ineffective portion of these swaps was EUR 0.2 million, which was recognized as a loss under U.S. GAAP.

      Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 88 million loss (after taxes of zero) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter.

      In addition, Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 9 million loss (after taxes of zero) related to the transition adjustment recorded at January 1, 2001. Deutsche Telekom expects EUR 46 million of losses deferred in accumulated other comprehensive income to be reclassified into earnings during the next twelve months.

      During 2001, losses on interest rate derivatives of EUR 22 million (after taxes of 10 million) were reported in accumulated other comprehensive income on January 1, 2001 as a result of the initial application of SFAS No. 133. Losses of EUR 8 million (after taxes of EUR 3 million) associated with this transition adjustment were reclassified into earnings during 2001. The same amount is expected to be reclassified as earnings within the next twelve months.

Net Investment Hedges

      During 2002, Deutsche Telekom continued to hedge foreign currency translation risk associated with shares of preferred stock in T-Mobile USA, which form a part of Deutsche Telekom’s net investment in T-Mobile USA. During 2002, Deutsche Telekom changed the hedging instruments designated as hedges of its net investment in T-Mobile USA in the form of shares of redeemable preferred stock. Before the change, Telekom hedged the foreign currency exposure inherent in the redeemable preferred shares with short-term foreign currency forward contracts. After the change the hedging instruments are foreign currency forward contracts (still short-term), five-year cross-currency interest rate swaps (Deutsche Telekom pay U.S. dollar at fixed rates and receive euro at fixed rates) and U.S. dollar denominated long-term debt, respectively. Each hedging instrument is designated in a separate, qualifying hedging relationship. During 2002, Deutsche Telekom recorded to cumulative translation adjustment, a component of other comprehensive income, a net gain of EUR 960 million (after taxes of zero) related to derivative and nonderivative hedging instruments designated in a hedge of Deutsche Telekom’s net investment in T-Mobile USA.

      In 2001, Deutsche Telekom hedged the foreign currency translation risk inherent in a portion of its net investment in One 2 One with British pound denominated borrowings through 2001. At June 1, 2001, Deutsche Telekom designated U.S. dollar forward sale contracts (U.S. dollar versus euro sales) as hedges of the foreign currency translation risk inherent in shares of the preferred stock in VoiceStream, which form a part of Deutsche Telekom’s net investment in VoiceStream. Gains and losses on these derivative and nonderivative financial instruments were reported in other comprehensive income (shareholders’ equity) along with gains and losses resulting from the translation of the net assets of the mentioned foreign subsidiaries at current spot rates.

All Other Derivatives

      Deutsche Telekom also enters into certain derivative transactions, that do not qualify for hedge accounting under SFAS No. 133, but do provide for effective economic hedges under the Group’s risk management policies.

      For derivatives that hedge the foreign currency transaction risk of recognized foreign currency denominated assets or liabilities, Deutsche Telekom does not seek special hedge accounting because the transaction gain or loss on the economically hedged foreign currency denominated asset or liability will be reported in earnings concurrently with the gain or loss on the derivative.

      For the purpose of the balance sheet presentation in accordance with U.S. GAAP as of December 31, 2002, Deutsche Telekom reported the fair value of derivative instrument assets of EUR 0.9 billion in other non-current assets and derivative instrument liabilities of EUR 1.3 billion in other current liabilities. These amounts reflect no netting of derivative instrument assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (e) Related Party Transactions

     Coordination and Administrative Responsibilities of the Federal Agency

      Pursuant to German law, the Federal Agency provides certain services to Deutsche Telekom, Deutsche Postbank and Deutsche Post and has certain rights and responsibilities with respect to the administration of the common affairs of these companies. For example, the Federal Agency is responsible for concluding general collective bargaining agreements (Manteltarifverträge) on behalf of these entities with employees relating only to certain non-wage benefits, rules of conduct and other general terms of employment. These agreements only become effective with the consent of the affected entity. The Federal Agency’s right to conclude these agreements does not affect Deutsche Telekom’s right to negotiate particular terms of employment, including wages, salaries and conditions of employment, independently on its own behalf. The Federal Agency also administers the health insurance fund for civil servants (Postbeamtenkrankenkasse) and the pension fund for non-civil servants (VAP) employed by Deutsche Telekom, Deutsche Postbank, Deutsche Post and others. The Federal Agency has certain additional responsibilities and rights with respect to civil servants employed by Deutsche Telekom, Deutsche Post and Deutsche Postbank. The Federal Agency has the right to provide advice concerning the coordination of the activities of Deutsche Telekom, Deutsche Postbank and Deutsche Post, particularly, with respect to their public image, issues that may arise if the business plans of these entities conflict and, upon request, with respect to certain personnel issues.

      Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between Deutsche Telekom, Deutsche Postbank or Deutsche Post, on the one hand, and the Federal Agency, on the other. Since German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, Deutsche Telekom has not considered entering into arrangements with third parties for the provision of these services. The total costs of the Federal Agency, consisting mainly of personnel costs for its employees, are allocated pursuant to the cost attribution system of the Federal Agency in accordance with actual expenses. Costs of the Federal Agency incurred in connection with providing these services are funded from fees agreed upon and charged to Deutsche Telekom, Deutsche Post and Deutsche Postbank. Deutsche Telekom paid costs of EUR 64 million, EUR 70 million, and EUR 78 million in 2002, 2001, and 2000, respectively.

     Federal Republic as Regulator

      The Federal Republic’s role as regulator is independent and distinct from its role as shareholder. This regulatory function is exercised by the Regulatory Authority.

     Federal Republic and Affiliated Entities as Customers

      The Federal Republic is Deutsche Telekom’s largest customer and purchases services on an arm’s-length basis. Deutsche Telekom deals with the various departments and agencies of the Federal Republic of Germany as separate customers, and the provision of services to any one department or agency does not constitute a material part of Deutsche Telekom’s revenues. Deutsche Telekom also entered into contracts to provide telecommunications services to entities affiliated with the Federal Republic, principally Deutsche Post, on an arm’s-length basis in the ordinary course of business.

      Deutsche Telekom is a partner in a consortium that has contracted with the Federal Republic to develop and operate a toll collection system for the use by certain commercial vehicles of roadways in Germany. Pursuant to this arrangement, Deutsche Telekom has, along with its partners, guaranteed, on a joint and several basis, the successful completion and operation of the toll collection system. In the event that the toll collection system is not completed on schedule, or does not operate effectively upon completion, the amount of revenues to be received by the operating joint venture company pursuant to this arrangement may be significantly reduced, and the operating joint venture company may be subject to significant penalties as well. Further, there are no restrictions on the ability of the Federal Republic to recover damages.

     Arrangement with Deutsche Post

      Deutsche Telekom entered into an agreement with Deutsche Post AG in 2000 that calls for Deutsche Telekom to provide, among other things, information technology and corporate network services to Deutsche Post. In return, Deutsche Post provides distribution and transportation, printing, warehousing and other

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

services. The objective of the arrangement is to allow each company to focus on its core competencies and dispose of peripheral activities. The arrangement resulted in a net transfer of 1,500 Deutsche Telekom employees to Deutsche Post in 2001 and 2000.

     Arrangements with Deutsche Postbank AG

      Deutsche Telekom has a credit facility with Deutsche Postbank AG amounting to EUR 200 million in 2002, 2001 and 2000. As of December 31, 2002 that credit facility was used up to GBP 43 million (EUR 66 million) with an interest rate of 4.3% per year.

      Deutsche Telekom has agreements with a number of banks, including Deutsche Postbank, pursuant to which it can draw on credit facilities up to EUR 12 billion according to a consortium credit facility agreement. The level of the interest rates depends on Deutsche Telekom’s rating, the amount of the consortium credit and the LIBOR rate plus margin ranking to be applied, from 0.275% to 0.500%. The loan commitment fee is between 0.050% — 0.200% and also depends on Deutsche Telekom’s rating. There were no outstanding debts relating to the Deutsche Telekom consortium credit at the end of 2002.

     Arrangements with KfW

      In 2000, our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., entered into three loan agreements with KfW in the amount GBP 150 million each, which are guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our rating. The loans have a maturity of five, seven and ten years, respectively.

     Acquisition of UMTS Licenses from Federal Republic

      In 2000, Deutsche Telekom acquired UMTS licenses from the Federal Republic at an auction price of EUR 8,540 million.

     Federal Republic Guarantees

      Under German law, all liabilities of Deutsche Telekom outstanding on January 2, 1995, the date of Deutsche Telekom’s registration in the Commercial Register (Handelsregister), became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic’s obligations with respect to Deutsche Telekom’s liabilities when it was a state-owned special asset. Liabilities incurred after January 2, 1995 are not guaranteed by the Federal Republic. See note (29) for additional information.

     Pension Contributions for Civil Servants

      Civil servants (Beamte) employed by Deutsche Telekom are entitled to pension benefits provided by the Federal Republic. Under German law, Deutsche Telekom is required to make annual contributions to a special pension fund (Unterstützungskasse) established to fund these pension obligations. Deutsche Telekom’s contributions amounted to EUR 838 million, EUR 845 million, and EUR 895 million in 2002, 2001, and 2000, respectively.

     Real Estate Investigation

      Deutsche Telekom is advancing funds to cover the legal expenses being incurred by current and former board members in connection with the Bonn public prosecutors investigation of certain real estate valuation-related questions. These funds will be required to be repaid to Deutsche Telekom if there is a final determination that these individuals violated the law.

     Telecommunication Services

      Deutsche Telekom provides telecommunications services to numerous companies, mainly throughout Europe, in the ordinary course of business, including firms in which it holds an ownership interest and firms with which certain members of the Supervisory Board are affiliated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (f) Recently Issued U.S. GAAP Accounting Standards

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset’s useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The Company is required and plans to adopt the provisions of SFAS No. 143, effective January 1, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company has not completed its assessment of the impact SFAS No. 143 will have on its results of operations, financial position and cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” (“SFAS No. 146”) which replaces Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The types of costs affected by this Standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. SFAS No. 146 requires that a liability for costs associated with exit or disposal activities be recognized only when the liability is irrevocably incurred (rather than at the date of management’s commitment to an exit or disposal plan). The recognized liability is to be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations, financial position and cash flows.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 clarifies and expands the disclosure requirements related to guarantees and product warranties, and requires a guarantor to recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company adopted the disclosure requirements applicable to financial statements for periods ending after December 15, 2002. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material impact on its results of operations, financial position and cash flows.

      In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” The Issue addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company is required and plans to adopt the provisions of EITF 00-21, effective July 1, 2003. To accomplish this, the Company must identify and determine the fair value of the component deliverables. The determination of fair values in the mobile and systems business is complex, as some of the components are price sensitive and volatile in a competitive marketplace. Additionally, the Company will be required to develop processes to update the relative fair values based upon competitive market conditions. The Company is still assessing the impact that EITF 00-21 will have on its results of operations, financial position and cash flows.

      In January, 2003, the FASB issued Interpretation No. (“FIN 46”), “Consolidation of Variable Interest Entities” (“VIEs”). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (“SPEs”). Under FIN 46, an entity is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE’s assets and liabilities). The Company has adopted Interpretation’s disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. The Company plans to adopt the initial and transition consolidation provisions of FIN 46 on February 1 and July 1, 2003, respectively. To accomplish this, Deutsche Telekom and its operating subsidiaries must identify all VIEs, if any, and determine the expected loss and expected residual returns associated with our variable interests. The determination of expected losses and expected residual returns is complex and will require us to develop cash flow models. Deutsche Telekom does not expect the adoption of FIN 46 to have a material impact on its results of operations, financial position and cash flows.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”), which amends SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002. Pursuant to SFAS No. 123, the Company elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for our stock-based compensation plans. Refer to notes (26) and (41) to the consolidated financial statements for discussion of the effect on net income (loss) and other related disclosures had we accounted for these plans under SFAS No. 123, “Accounting for Stock-Based Compensation”.

     New U.S. GAAP Rules Adopted in 2002:

      On January 1, 2002, Deutsche Telekom adopted the new U.S. accounting standards addressing the treatment of business combinations and of goodwill and other intangible assets (SFAS No. 141 and No. 142). Upon adoption, as required by SFAS No. 142, Deutsche Telekom ceased amortizing goodwill, as well as the U.S. FCC spectrum licenses used by Deutsche Telekom’s subsidiaries T-Mobile USA and Powertel, as these licenses are deemed to have an indefinite life.

      SFAS No. 142 requires Deutsche Telekom to perform an impairment test for goodwill and indefinite life intangible assets annually. Deutsche Telekom therefore tests the value of its indefinite life intangible assets and goodwill at the end of the third quarter of each fiscal year, or earlier when indicators of impairment exist. In assessing whether the goodwill of a reporting unit shall be tested for impairment between annual tests, Deutsche Telekom’s considerations included the effects of significant adverse changes in legal factors; market and economic conditions; the results of the Group companies’ operational performance and strategic plans; adverse actions by regulators; unanticipated changes in competition and market share; the potential for the sale or disposal of a significant portion of reporting unit; and its market capitalization to the extent that stock market price trends are reflective of current industry conditions and expected long-term industry performance.

      Upon adoption of SFAS No. 142, Deutsche Telekom completed its transitional impairment tests as of January 1, 2002, and determined that there was no indication of impairment at that time. Deutsche Telekom tested reporting units in each segment in connection with the annual impairment test performed during the third quarter of 2002. Specifically, the T-Mobile and T-Com segments were tested for impairment following the annual budgeting process, completed after the strategic business review. This company-wide business review led to strategic funding cut-backs which resulted in revisions being made to the earnings forecasts for the next 10 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of the revised forecasts, Deutsche Telekom recorded pre-tax impairment charges totaling approximately EUR 14,567 million for goodwill and EUR 9,923 million for spectrum licenses. The charges reflect changes to current conditions and future expectations of growth in the wireless industry in the United States and the United Kingdom, the increased cost of capital and future expectations of growth in the wireless industry, and changes in future funding commitments for the reporting unit. Fair values were determined using measurements techniques, generally based on estimated discounted cash flows.

      The following table reconciles reported net income (loss) and basic and diluted earnings (loss) per share under U.S. GAAP in the period to exclude amortization related to goodwill and intangible assets, net of any related tax effects, assuming the adoption of SFAS No. 142 had occurred on January 1, 2000:

	For the year ended
	December 31,

	2002	2001	2000

	(millions of €)
Reported net income (loss)	(22,098)	523	9,269
Add back: Goodwill amortization	—	2,918	567
Add back: License amortization, net	—	336	—

Adjusted net income (loss)	(22,098)	3,777	9,836

Basic earnings (loss) per share:
Reported net income	(5.31)	0.14	3.06
Goodwill amortization	—	0.79	0.19
License amortization	—	0.09	—
Adjusted net income (loss)	(5.31)	1.02	3.25
Diluted earnings (loss) per share:
Reported net income	(5.31)	0.14	3.06
Goodwill amortization	—	0.79	0.19
License amortization	—	0.09	—
Adjusted net income (loss)	(5.31)	1.02	3.25

      The changes in the carrying amount of goodwill for the segments and in total for the year ended December 31, 2002 are as follows:

	T-Com	T-Mobile	T-Systems	T-Online	Other	Total

	(millions of €)
Balance at December 31, 2001	2,956	33,386	4,477	1,939	0	42,758 (1)
Impairment charges	(1,657)	(12,910)	—	—	0	(14,567)
Other	371	(1,537)	307	(26)	6	(879)

Balance at December 31, 2002	1,670	18,939	4,784	1,913	6	27,312

(1)	Certain reclassifications have been made to conform to the current year presentation.

      The following table reflects the components of amortizable intangible assets for U.S. GAAP purposes as of December 31, 2002 and 2001, respectively:

	As of December 31, 2002		As of December 31, 2001

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount(1)	Amortization

	(millions of €)		(millions of €)
Amortized intangible assets:
UMTS licenses	18,085	—	17,095	—
Other intangible assets	11,582	5,923	10,911	3,460

Total amortized intangible assets	29,667	5,923	28,006	3,460

(1)	Certain reclassifications have been made to conform to the current year presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Deutsche Telekom’s U.S. GAAP carrying value of non-amortized intangible assets, mainly comprised of FCC licenses, amounted to EUR 23.2 billion and EUR 10.5 billion at December 31, 2001 and 2002, respectively.

      The following table presents current and expected amortization expense for other identifiable intangible assets for the current year and the subsequent five years.

Amount

(millions of
EUR)
Aggregate amortization expense:
For the year ended December 31, 2002	2,830
Expected amortization expense:
For the years ending December 31,
2003	1,778
2004	1,881
2005	1,465
2006	1,275
2007	1,250

      The above table represents Deutsche Telekom’s estimate regarding future amortization of amortizable intangible assets as they are on Deutsche Telekom’s balance sheet as of December 31, 2002. It is therefore likely that future amortization charges for amortizable assets will be higher, as the above figures do not include the impact of any future investments or capital expenditure in intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (g) Subsequent Events

      In January 2003, Deutsche Telekom issued a EUR 1 billion bond with a 5-year term via its financing subsidiary, Deutsche Telekom International Finance B.V. The bond bears interest at 5.77% per annum. The proceeds of the bond were used to repay maturing debt.

      In addition, Deutsche Telekom issued a mandatory convertible bond in February 2003, via its financing subsidiary Deutsche Telekom International Finance B.V., generating proceeds of issue totaling approximately EUR 2.3 billion. This mandatory convertible bond is convertible to shares of Deutsche Telekom no later than June 2006 at a conversion rate that depending on share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). The bond bears interest at 6.5% per annum.

      In January 2003, Deutsche Telekom sold its remaining six regional cable companies to a consortium of financial investors including Apax, Goldman Sachs Capital Partners and Providence Equity for EUR 1.7 billion. The EU antitrust authorities approved the sale in early March; the transaction was completed in mid-March 2003.

      In February 2003, Deutsche Telekom transferred all the shares it held in its subsidiary T-Mobile International AG to a fully-owned direct subsidiary of Deutsche Telekom AG. Following this transaction, T-Mobile International AG was converted into a limited partnership under German law (T-Mobile International AG & Co. KG). As a result of this transaction, the results of T-Mobile International will be included in the tax consolidation group of Deutsche Telekom AG.

Bonn, March 17, 2003

Deutsche Telekom AG

Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick
Josef Brauner	Thomas Holtrop
Dr. Heinz Klinkhammer	Rene Obermann
Konrad F. Reiss

Further information on Deutsche Telekom is available from:

Deutsche Telekom AG

Investor Relations
Postfach 2000
D-53105 Bonn, Germany
Phone +49 2 28 1 81-88880
Fax +49 2 28 1 81-88899
E-Mail: Investor.Relations@telekom.de
Internet: www.telekom.de/international

New York Office

Deutsche Telekom, Inc.
Investor Relations
280 Park Avenue, 26th floor
New York, NY 10017, USA
Phone +1-212-424-2959
+1-877-DT-Share (Toll-free)
Fax +1-212-424-2933
E-Mail: Investor.Relations@usa.telekom.de

Printed copies of this report are available at

Deutsche Telekom, Investor Relations.
The report can also be downloaded from
our Investor Relations website at www.telekom.de