Form 20-F/A
period 2002-12-31
DEUTSCHE TELEKOM AG
filed 2003-06-27
CIK 946770

As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

Form 20-F/A

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

Yes ☒          No ☐

      Indicate by check mark which financial statement item the registrant has elected.

Item 17 ☐          Item 18 ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares.
**	Issued by Deutsche Telekom International Finance B.V. and guaranteed by Registrant.

      This amended annual report on Form 20-F/A dated June 27, 2003 is being filed to:

(1)	add financial information concerning certain affiliates and subsidiaries of Deutsche Telekom AG (found herein on pages A-1 to A-208) pursuant to the requirements of Item 3-09 of Regulation S-X;

(2)	amend “Item 4. Information on the Company — Description of Business Divisions — T-Com — Data Services” on page 20 of the Form 20-F filed on April 17, 2003 to delete the term “T-InterConnect” and replace such term with “CompanyConnect”;

(3)	amend “Item 5. Operating and Financial Review and Prospects — Consolidated Results of Operations — Results from Ordinary Business Activities” on page 80 of the Form 20-F filed on April 17, 2003 to change the reference “EUR 16.4 billion” to “EUR 23.2 billion”; and

(4)	to file amended and restated exhibit 1.1 “Memorandum and Articles of Association (Satzung) of Deutsche Telekom AG.”

      Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Annual Report on Form 20-F filed on April 17, 2003 is being amended, and the filing of this Amended Annual Report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to April 17, 2003. This Amended Annual Report on Form 20-F/A is incorporated by reference into the registration statements of Deutsche Telekom AG on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of these registration statements.

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

          Data Services

      T-Com offers small and medium-sized enterprises many of the data communications services that T-Systems offers to large business customers. These services include:

•	Leased lines, which are marketed under the brand name “LeasedLink.” LeasedLink products provide the customer with end-to-end transmission paths, i.e., a choice of the transmission protocol used with pre-defined bandwidths and no volume charge.

•	FrameLinkPlus, a FrameRelay service, which is the basis for seamless, national and international branch networks solutions (IP-VPN). FrameLinkPlus provides heterogeneous network structures integrating ATM or Internet access, dial-in access for mobile communications or setup of a powerful IP-VPN. FrameLinkPlus offers numerous functions with outstanding bandwidth efficiency and a high level of security.

•	X.25 — marketed under the brand name “Datex-P,” this service guarantees packet-oriented, ITU standard-based, national and global point-to-point connections with outstanding availability.

•	Internet communications applications that are marketed under the brand name “CompanyConnect.” CompanyConnect is a professional broadband Internet connection with numerous line variants, such as high availability, guaranteed bandwidth and fixed IP addresses. Intranet communications applications are also part of our data services.

•	Local area networks that are marketed under the brand name “T-LAN” are offered as data services. T-LAN products are individually planned local area networks that offer all the services necessary for a reliable operating computer network.

•	“Telekom Designed Networks” provides communications solutions that are tailored to specific customer requirements. These solutions involve design and installation of communications networks, network management and ongoing services.

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

Results from Ordinary Business Activities

      Results from ordinary business activities decreased by EUR 24.3 billion to negative EUR 26.8 billion from 2001 to 2002. Results from ordinary business activities are influenced by all of the factors described above that influenced individual statements of operations line items. The principal factor accounting for the decline in results from ordinary business activities was a substantial increase in the net contribution of nonscheduled depreciation and amortization resulting from the strategic review in 2002. For further information on the strategic review, see “Item 4. Information on the Company — Strategy.” We estimate that nonscheduled items had an aggregate positive impact on results from ordinary business activities of EUR 161 million in 2001 and an aggregate negative impact of EUR 23.2 billion in 2002.

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

Inter-Segment Revenues

      In 2002, revenues from business with other segments amounted to EUR 4,776 million, an increase of EUR 385 million, or 8.8%, as compared to inter-segment revenues of EUR 4,391 million in 2001. This increase mainly related to network and support services billed by T-Com to the other segments and the provision of fixed-line network terminal equipment for other segments. Compared to 2001, revenues from business with T-Online increased 10% and revenues from business with T-Systems increased 19%.

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
the Supervisory Board (until 2002)
Bayer AG, Leverkusen (until 2002)
E.ON AG, Duesseldorf
Schenker AG, Essen
Agfa-Gevaert N.V. Mortsel/ Antwerp,
Chairman of the Administrative Board
(until 2002)

Rainer Roell	Member since:	1998
	Resigned	May 2002
	Principal Occupation:	Vice Chairman of the Central Works
Council at Deutsche Telekom AG, Bonn
Supervisory Board
	Memberships/ Directorships:	None

Prof. Dr. Heribert Zitzelsberger	Member since:	1999
	Resigned	November 2002
	Principal Occupation:	State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen)
	Supervisory Board Memberships/ Directorships:	None

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

      In March 2003, approximately EUR 2.3 billion of convertible bonds were issued out of this conditional capital. The bonds are mandatorily convertible into common shares of Deutsche Telekom AG at the latest at maturity on June 1, 2006. The bonds were issued by our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. The bonds were priced at par with a 6.5% coupon and a conversion ratio that, depending on the share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). Except as is otherwise described in their terms and conditions, the bonds allow for voluntary conversion into common shares of Deutsche Telekom during the period from July 1, 2003 until April 30, 2006 at a conversion ratio that is equal to 3,417.1679 shares of the bonds. The bonds that remain outstanding on June 1, 2006 are then subject to the mandatory conversion.

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

ITEM 16.     [Reserved]

PART III

ITEM 17.     Financial Statements

      Not applicable.

ITEM 18.     Financial Statements

      See pages F-1 through F-90.

Separate financial statements required by Rule 3-09 of Regulation S-X are included on pages A-1 through A-208 in this Annual Report.

ITEM 19.     Exhibits

      Documents filed as exhibits to this Annual Report.

1.1	Memorandum and Articles of Association (Satzung) of Deutsche Telekom AG as amended to date (English translation included).

2.1	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Deutsche Telekom’s Registration Statement on Form F-3, File No. 333-12096).

2.2	Except as noted above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Agreement and Plan of Merger dated as of July 23, 2000, as amended and restated on February 8, 2001, and as amended on April 13, 2001, between Deutsche Telekom AG and VoiceStream Wireless Corporation and Bega, Inc. (incorporated by reference to Deutsche Telekom’s registration statement on Form F-4, File No. 333-47306, as amended through February 9, 2001).

4.2	Amendment No. 1 dated as of April 13, 2001, to the Merger Agreement among Deutsche Telekom AG, VoiceStream and a Delaware corporation formed by Deutsche Telekom AG (incorporated herein by reference to Exhibit 29 to Deutsche Telekom AG’s Amendment No. 4 to Schedule 13D in respect to VoiceStream filed on May 1, 2001).

8.1	List of subsidiaries as of the end of the year covered by this Annual Report.*

10.1	Consent of Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft and PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft.

10.2	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft.

10.3	Consent of PricewaterhouseCoopers Accountants N.V.

10.4	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft.

10.5	Consent of ZAO Deloitte & Touche CIS.

10.6	Statement Regarding Consent of Arthur Andersen and Arthur Andersen Sp. z o.o.

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed and incorporated by reference herein.

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
Date: June 27, 2003

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

/s/ KAI-UWE RICKE

Kai-Uwe Ricke
Chairman of the Management Board

Date: June 27, 2003

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

/s/ KARL-GERHARD EICK

Karl-Gerhard Eick
Deputy Chairman of the Management Board
Finance and Controlling

Date: June 27, 2003

DEUTSCHE TELEKOM AG

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Accountants as of and for the years ended December 31, 2002 and 2001	F-2
Report of Independent Accountants for the year ended December 31, 2000	F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F-4
Consolidated Balance Sheets at December 31, 2002 and 2001	F-5
Consolidated Noncurrent Assets at December 31, 2002	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-7
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000	F-8
Notes to the Consolidated Financial Statements	F-9
Consolidated Financial Statements of Ben Nederland Holding B.V. as of and for the year’s ended December 31, 2001 and 2000	A-1
Consolidated Financial Statements of DT-FT Italian Holding GmbH as of and for the year ended December 31, 2000	A-14
Consolidated Financial Statements of Mobile TeleSystems as of and for the years ended December 31, 2002, 2001 and 2000	A-23
Consolidated Financial Statements of Polska Telefonia Cyfrowa Sp. z o.o. as of and for the years ended December 31, 2002 (unaudited), 2001 and 2000	A-65
Consolidated Financial Statements of Virgin Mobile Telecoms Limited as of and for the years ended December 31, 2002 and 2001 (unaudited, U.K. GAAP)	A-107
Consolidated Financial Statements of Virgin Mobile Telecoms Limited as of and for the years ended December 31, 2001, 2000 and 1999 (unaudited U.S. GAAP)	A-135
Consolidated Financial Statements of comdirect bank Aktiengesellschaft as of and for the years ended December 31, 2002 and 2001 (unaudited)	A-153
Consolidated Financial Statements of comdirect bank Aktiengesellschaft as of and for the years ended December 31, 2001 and 2000 (unaudited)	A-180

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

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Consolidated shareholders’
			equity generated
							Shareholders’
				Unappr. net		Cumulative	equity in
	Capital	Additional		income (loss)	Net	translation	acc. with
	stock nominal	paid-in	Retained	carried	income	adjustment	consol. bal.
millions of €	value	capital	earnings	forward	(loss)	account	sheet

Balance at Jan. 1, 2000	7,756	24,121	1,842	13	1,253	(284)	34,701

Changes in the composition of the Group			(31)				(31)
Dividends for 1999			(621)		(1,253)		(1,874)
Unappropriated net income carried forward from previous year			(31)	31			—
Increase in nominal value of capital stock		169					169
Reduction of treasury stock							—
Income after taxes					5,926		5,926
Difference from currency translation						(477)	(477)

Balance at Dec. 31, 2000	7,756	24,290	1,159	44	5,926	(761)	38,414

Changes in the composition of the Group
Dividends for 2000				(1,877)			(1,877)
Unappropriated net income carried forward			3,992	1,934	(5,926)		—
Stock issued for the acquisition of VoiceStream/Powertel	2,990	25,704					28,694
Loss after taxes					(3,454)		(3,454)
Difference from currency translation			28			(811)	(783)

Balance at Dec. 31, 2001	10,746	49,994	5,179	101	(3,454)	(1,572)	60,994

Changes in the composition of the Group
Dividends for 2001				(1,539)			(1,539)
Unapproriated net income carried forward			(4,915)	1,461	3,454		—
Stock issued on exercise of stock options, warrants and exchange rights		83					83
Loss after taxes					(24,587)		(24,587)
Difference from currency translation			(16)			(3,507)	(3,523)

Balance at Dec. 31, 2002	10,746	50,077	248	23	(24,587)	(5,079)	31,428

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Minority interest

				Cumulative
			Minority	translation	Total in acc.	Consol.
	Treasury		interest	adjustment	with cons.	shareholders’
millions of €	shares(1)	Total	capital	account	bal. Sheet	equity(1)

Balance at Jan. 1, 2000	(14)	34,687	1,545	(557)	988	35,675

Changes in the composition of the Group		(31)	3,058		3,058	3,027
Dividends for 1999		(1,874)	(25)		(25)	(1,899)
Unappropriated net income carried forward from previous year		—				—
Increase in nominal value of capital stock		169				169
Reduction of treasury stock	7	7				7
Income after taxes		5,926	89		89	6,015
Difference from currency translation		(477)		192	192	(285)

Balance at Dec. 31, 2000	(7)	38,407	4,667	(365)	4,302	42,709

Changes in the composition of the Group			808		808	808
Dividends for 2000		(1,877)	(33)		(33)	(1,910)
Unappropriated net income carried forward		—				—
Stock issued for the acquisition of VoiceStream/Powertel		28,694				28,694
Loss after taxes		(3,454)	142		142	(3,312)
Difference from currency translation		(783)		88	88	(695)

Balance at Dec. 31, 2001	(7)	60,987	5,584	(277)	5,307	66,294

Changes in the composition of the Group			(1,586)		(1,586)	(1,586)
Dividends for 2001		(1,539)	(43)		(43)	(1,582)
Unapproriated net income carried forward		—				—
Stock issued on exercise of stock options, warrants and exchange rights		83				83
Loss after taxes		(24,587)	284		284	(24,303)
Difference from currency translation		(3,523)		26	26	(3,497)

Balance at Dec. 31, 2002	(7)	31,421	4,239	(251)	3,988	35,409

(1)	Treasury shares are included within marketable securities in the consolidated balance sheets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The new shares are expected to participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights being exercised or the fulfillment of any conversion obligations. The Contingent Capital I was used in 2003 through the issuance of approximately EUR 2.3 billion of convertible bonds that are mandatorily convertible into common shares of Deutsche Telekom AG at maturity on June 1, 2006. The convertible bonds were issued by Deutsche Telekom’s Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. The Securities were priced at par with a 6.5% coupon and a conversion ratio that, depending on the share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). The Securities were placed with non-U.S. institutional investors outside the United States.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Statements of Shareholders’ Equity in Accordance with U.S. GAAP

For the years ended December 31, 2002, 2001 and 2000
(Amounts in millions of €)

				Accumulated Other Comprehensive Income
				(Loss)

				Difference
		Additional		from	Available-		Minimum
	Capital	paid-in	Retained	currency	for-sale	Derivative	pension	Treasury
	Stock(5)	capital	earnings	translation	securities	instruments	liability	stock	Total

Balance, December 31, 1999	7,756	23,881	5,775	(364)	577	—	—	(14)	37,611
Net income			9,269						9,269
Unrealized net gains (losses) on marketable securities(1)					1,312				1,312
Reclassification of net realized (gains) losses included in net income (2)					146				146

Total comprehensive income									10,727
Dividends for 1999(6)			(1,874)						(1,874)
Proceeds from share offering		125							125
Transfer to reserve for treasury stock								7	7
Other			(8)						(8)
Difference from currency translation				(480)					(480)

Balance, December 31, 2000	7,756	24,006	13,162	(844)	2,035	—	—	(7)	46,108

Net income			523						523
Unrealized net gains (losses) on marketable securities(1)					67				67
Reclassification of net realized (gains) losses included in net income (2)					(1,971)				(1,971)
Additional minimum pension liability (3)							(158)		(158)
Net gains (losses) on derivatives (4)						64			64
Difference from currency translation				(762)					(762)

Total comprehensive (loss)									(2,237)
Dividends for 2000(6)			(1,877)						(1,877)
Shares issued for acquisition of T-Mobile USA and Powertel	2,990	28,624							31,614
Amortization of deferred stock-based compensation and tax benefit of exercised stock options		96							96

Balance, December 31, 2001	10,746	52,726	11,808	(1,606)	131	64	(158)	(7)	73,704

Net loss			(22,098)						(22,098)
Unrealized net gains (losses) on marketable securities(1)					(380)				(380)
Additional minimum pension liability (3)							(128)		(128)
Net gains (losses) on derivatives (4)						(145)			(145)
Difference from currency translation				(4,176)					(4,176)

Total comprehensive (loss)									(26,927)
Dividends for 2001(6)			(1,539)						(1,539)
Shares issued for acquisitions		83							83
Amortization of deferred stock-based compensation		30							30

Balance, December 31, 2002	10,746	52,839	(11,829)	(5,782)	(249)	(81)	(286)	(7)	45,351

(1)	Unrealized net gains (losses) on marketable securities, net of tax (EUR 25 million in 2002, EUR 0 million in 2001 and 2000)
(2)	Reclassification of realized gain (losses) included in net income, net of tax (EUR 0 million in 2002, EUR 19 million in 2001 and EUR 154 million in 2000)
(3)	Additional minimum pension liability net of tax (EUR 82 million in 2002, EUR 101 million in 2001)
(4)	Net gains (losses) on derivatives net of tax (EUR 30 million in 2002, EUR 10 million in 2001)
(5)	Number of shares outstanding (in millions) are 3,024, 3,027, 4,156 and 4,153 at December 31, 1999, 2000, 2001 and 2002, respectively. The outstanding amounts differ from the amounts determined under German GAAP in 2001 and 2002 due to the treatment of shares placed in a trust as part of the acquisition of T-Mobile USA and Powertel.
(6)	The dividends per share/ADS (in €) for 2002, 2001 and 2000 were 0.0 (proposed), 0.37, and 0.62, respectively. Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002, since the Company’s equity investments were not deemed significant in 2002 either individually or in the aggregate.

Statements of Operations

	For the year ended December 31, 2001

							Other	Total
				Virgin			Equity	Equity
	MTS	PTC	Ben	Mobile	Telesens	comdirect	Investments	Investments

	(millions of €)
Net revenue	926	1,187	448	264	82	236	1,422	4,565
Total expenses	(561)	(1,044)	(633)	(367)	(304)	(387)	(1,561)	(4,857)

Income (loss) before income taxes and minority interest	365	143	(185)	(103)	(222)	(151)	(139)	(292)
Income taxes	(108)	(9)	—	—	(23)	(10)	(80)	(230)
Minority interest	9	—	—	—	—	—	—	9

Income before effect of change in accounting principle and extraordinary gains (losses)	266	134	(185)	(103)	(245)	(161)	(219)	(513)
Cumulative effect of change in accounting principle, net of income taxes	(20)	(1)	—	(1)	—	—	—	(22)
Extraordinary gains (losses), net of income taxes	2	—	—	—	—	—	—	2

U.S. GAAP net income (loss)	248	133	(185)	(104)	(245)	(161)	(219)	(533)
Deutsche Telekom’s percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%

Deutsche Telekom’s equity in net earnings (losses) of equity investees under U.S. GAAP	84	60	(92)	(52)	(64)	(34)	(26)	(124)
Consolidation adjustments:								—
Goodwill amortization	(2)	(80)	(54)	—	—	(33)	—	(169)
Intangible asset amortization	—	(12)	—	—	—	—	—	(12)
Impairment charges	—	—	—	—	(13)	(226)	—	(239)
Other	8	(27)	(7)	(2)	2	(4)	(79)	(109)

Deutsche Telekom’s equity in net earnings (losses) of equity investees, including consolidating adjustments, under U.S. GAAP	90	(59)	(153)	(54)	(75)	(297)	(105)	(653)

	For the year ended December 31, 2000

							Other	Total
				Virgin			Equity	Equity
	MTS	PTC	Ben(1)	Mobile	Telesens	comdirect	Investments	Investments

	(millions of €)
Net revenue	579	879	246	113	42	314	5,533 (a)	7,706
Total expenses	(433)	(841)	(470)	(290)	(84)	(288)	(796)	(3,202)

Income (loss) before income taxes and minority interest	146	38	(224)	(177)	(42)	26	4,737	4,504
Income taxes	(55)	(8)	—	—	12	(23)	(84)	(158)
Minority interest	6	—	—	—	—	—	—	6

U.S. GAAP net income (loss)	97	30	(224)	(177)	(30)	3	4,653	4,352
Deutsche Telekom’s percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%

Deutsche Telekom’s equity in net earnings (losses) of equity investees under U.S. GAAP	35	14	(19)	(89)	(8)	1	2,282	2,216
Consolidation adjustments:
Goodwill amortization	(3)	(55)	(9)	—	—	(25)	—	(92)
Intangible asset amortization	—	(5)	—	—	—	—	—	(5)
Dilution gains	111	—	—	—	72	449	—	632
Other	16	(6)	(1)	8	4	(1)	(103)	(83)

Deutsche Telekom’s equity in net earnings (losses) of equity investees, including consolidating adjustments, under U.S. GAAP	159	(52)	(29)	(81)	68	424	2,179	2,668

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Acquired in October 2000.

(a)	Net revenue for the year ended December 31, 2000 include EUR 4.6 billion in proceeds from the sale by DT-FT Italian Holding GmbH of its 49% ownership interest in WIND Telecomunicazioni S.p.A.

Balance Sheet

	As of December 31, 2001

							Other	Total
				Virgin			Equity	Equity
	MTS	PTC	Ben	Mobile	Telesens	comdirect	Investments	Investments

	(millions of €)
Current assets	543	300	126	80	34	2,017	712	3,812
Non-current assets	1,422	1,823	1,032	41	101	957	4,449	9,825

Total assets	1,965	2,123	1,158	121	135	2,974	5,161	13,637

Current liabilities	352	248	526	105	39	2,394	1,390	5,054
Non-current liabilities	436	1,591	10	282	30	2	2,120	4,471
Minority interest	16	—	—	—	—	—	12	28
Shareholders’ equity (deficit)	1,161	284	622	(266)	66	578	1,639	4,084

Total liabilities and shareholders’ equity (deficit)	1,965	2,123	1,158	121	135	2,974	5,161	13,637

Deutsche Telekom’s investment in and advances to equity investees at cost plus equity in undistributed earnings (losses) since acquisition	435	1,215	888	—	9	328	1,223	4,098
Deutsche Telekom’s percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%

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

      In addition, Deutsche Telekom issued a mandatory convertible bond in February 2003, via its financing subsidiary Deutsche Telekom International Finance B.V., generating proceeds of issue totaling approximately EUR 2.3 billion. This mandatory convertible bond is convertible to shares of Deutsche Telekom no later than June 2006 at a conversion rate that depending on share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). The bond bears interest at 6.5% per annum.

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
Konrad F. Reiss

THIS PAGE INTENTIONALLY LEFT BLANK

BEN NEDERLAND HOLDING B.V.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

BEN NEDERLAND HOLDING B.V.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

DIRECTORS
R.G.W. Holekamp (appointed July 4, 2001)
S.M. Fries (appointed July 4, 2001)
J.J.A. van Leeuwen (appointed July 4, 2001)
W.A.L. Schrijver (appointed July 4, 2001; resigned October 16, 2001)
P.E. de Weerd († June 18, 2001)
R.D. Whiteside (resigned December 7, 2001)

TO THE SHAREHOLDERS OF

BEN NEDERLAND HOLDING B.V.

REPORT OF INDEPENDENT ACCOUNTANTS

      We have examined the accompanying consolidated balance sheets of Ben Nederland Holding B.V., Amsterdam, and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated profit and loss accounts and statements of cash flows, for each of the three years in the period ended December 31, 2001, all expressed in Euros. Our examinations of these statements were made in accordance with auditing standards generally accepted in the United States and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

      In our opinion, the consolidated financial statements referred to above present fairly the financial position of Ben Nederland Holding B.V., Amsterdam, and its subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the Netherlands.

      As discussed in Note 2 to the financial statements, the Company changed its method of capitalizing asset construction costs in 2001 and ceased the capitalization of interest costs related to assets under construction in 2000.

      Accounting principles generally accepted in the Netherlands vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss expressed in Euros for each of the three years in the period ended December 31, 2001 and the determination of consolidated stockholders’ equity and consolidated financial position also expressed in Euros at December 31, 2001 and 2000 to the extent summarized in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers N.V.

Amsterdam, The Netherlands

April 24, 2002

BEN NEDERLAND HOLDING B.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 AND 2000
(After proposed appropriation of the result for the years)
(Amounts expressed in thousands of Euros)

	2001	2000

	€’000	€’000
ASSETS
FIXED ASSETS
Intangible fixed assets	548,075	549,369
Tangible fixed assets	460,752	335,538
Financial fixed assets	—	23

Total fixed assets	1,008,827	884,930
CURRENT ASSETS
Short term loans	2,680	6,421
Receivables	83,715	86,142
Inventory	13,064	14,228
Cash and bank balances	26,251	13,166

Total current assets	125,710	119,957

TOTAL ASSETS	1,134,537	1,004,887

SHAREHOLDERS’ EQUITY & LIABILITIES
TOTAL SHAREHOLDERS’ EQUITY	608,549	807,415
CURRENT LIABILITIES	525,988	197,472

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	1,134,537	1,004,887

The accompanying notes form an integral part of these financial statements.

BEN NEDERLAND HOLDING B.V.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE THREE YEARS ENDED DECEMBER 31, 2001
(Amounts expressed in thousands of Euros)

	2001	2000	1999

	€’000	€’000	€’000
Net sales	447,527	244,842	66,655
Cost of sales(1)	(226,546)	(156,633)	(69,757)

Gross profit	220,981	88,209	(3,102)
Operating expenses	(410,039)	(316,390)	(172,585)
Other operating income	482	1,229	470

Operating loss	(188,576)	(226,952)	(175,217)
Net financial expense	(10,290)	(12,427)	(3,716)

Extraordinary income	—	—	16,504

Net loss	(198,866)	(239,379)	(162,429)

(1)	Cost of sales excludes depreciation and amortization, which is included in operating expenses.

The accompanying notes form an integral part of these financial statements.

BEN NEDERLAND HOLDING B.V.

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE YEARS ENDED DECEMBER 31, 2001
(Amounts expressed in thousands of Euros)

	2001	2000	1999

	€’000	€’000	€’000
CASH FLOW FROM OPERATING ACTIVITIES
Result after taxation for the period	(198,866)	(239,379)	(162,429)
Adjustments:
Depreciation of tangible and intangible fixed assets	75,032	54,785	29,166
Loss on disposal of financial fixed assets	23	—	—
Changes in working capital:
Decrease/(increase) inventory	1,164	(6,742)	(6,012)
Decrease/(increase) receivables	2,427	(52,982)	(27,495)
Decrease/(increase) short term loans	3,741	557	(3,802)
Decrease/(increase) current liabilities exclusive of shareholder loans	11,947	(46,309)	146,309

	19,279	(105,476)	109,000
Net cash used in operating activities	(104,532)	(290,070)	(24,263)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	(163,433)	(128,965)	(192,197)
Disposal of tangible fixed assets	1,382	1,445	1,135
Investment in intangible fixed assets	(36,901)	(432,018)	(21,464)
Investment in financial fixed assets	—	(23)	—

Net cash used in investing activities	(198,952)	(559,561)	(212,526)

CASH FLOWS FROM FINANCING ACTIVITIES
Paid in capital	—	1,070,714	—
Loans from shareholders	316,569	(214,222)	236,857

Net cash provided by financing activities	316,569	856,492	236,857

NET INCREASE IN CASH	13,085	6,861	68
Cash and cash equivalents beginning of year	13,166	6,305	6,237
Cash and cash equivalents end of year	26,251	13,166	6,305

The accompanying notes form an integral part of these financial statements.

BEN NEDERLAND HOLDING B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE YEARS ENDED DECEMBER 31, 2001

1.   ACTIVITIES

      In accordance with Article 2 of its Articles of Association the principal activities of the company are to participate in, to finance, to collaborate with, to conduct the management of companies and enterprises active in the area of telecommunications and to provide advice and all other services.

      Furthermore, the company’s objective is to exploit, to apply for and to hold all licenses required for establishing a full-scale mobile telecommunications business in the Netherlands and to maintain and operate a mobile telecommunications infrastructure in the Netherlands.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

      The accompanying consolidated financial statements have been prepared in accordance with principles of accounting generally accepted in the Netherlands.

     Changes in accounting policies

      In 2001, the Company upgraded its accounting system to identify direct costs of Engineering & Operations employees working on assets under construction. These costs were not separately identifiable in prior years. As a result of the accounting system change, the Company began capitalizing these costs beginning January 1, 2001. Total costs capitalized for the year ended December 31, 2001 were EUR 4,595,000. No such costs were capitalized related to prior years.

      Up to January 1, 2000 the Company capitalised interest on construction in progress. As of January 1, 2000 all interest is expensed. The balance of € 1,795,000 at December 31, 1999 was charged to income in the year 2000.

     Principles of consolidation

      Group companies included in the consolidated accounts are those in which the company exercises significant influence. All intercompany balances and transactions are eliminated on consolidation.

      Group companies included in the consolidated accounts are as follows:

		Proportion of
		voting rights
		held

	Domicile	2001	2000

BEN Nederland B.V	The Hague	100%	100%
BEN Klantenservice B.V	The Hague	100%	100%
3 G-Blue B.V	The Hague	—	100%

      3 G-Blue B.V. merged into Ben Nederland B.V. in 2001.

     Cash flow statement

      The cash flow statements are prepared using the indirect method, in accordance with IAS 7.

     Foreign currencies

      In the profit and loss accounts, all transactions denominated in a currency other than the Euro are translated into Euros at the exchange rate prevailing at the time of the transaction. Assets and liabilities denominated in foreign currencies are translated into Euros at the exchange rates prevailing on the balance sheet dates with differences recorded through the profit and loss account.

BEN NEDERLAND HOLDING B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE THREE YEARS ENDED DECEMBER 31, 2001

     Impairment of fixed assets

      The carrying amounts of fixed assets are reviewed annually and written down where necessary for impairment.

     Intangible fixed assets

      Intangible fixed assets are stated at cost less amortisation calculated using the straight-line method over their estimated useful lives.

      The DCS-1800 license, acquired in 1998, is carried at cost less amortisation on a straight-line basis from the launch of services to the end of the license period. (15 years).

      The UMTS license is carried at cost. This license will be amortised on a straight-line basis, as from the launch of services to the end of the license period. The UMTS license runs through December 31, 2016.

      Software licenses and capitalised software development costs are carried at cost less amortisation calculated using the straight-line method evenly over their useful lives of 3 years.

     Tangible fixed assets

      Tangible fixed assets are stated at cost less accumulated depreciation calculated over their estimated useful lives using the straight-line method.

      The estimated useful life for certain network equipment was revised during 2000, and this change was applied prospectively. This had the impact of reducing the annual depreciation charge by approximately € 9 million.

      The annual depreciation rates are:

Installation, machinery and equipment	13%-33%
Furniture and fixtures	20%
Leasehold improvements	10%

     Financial fixed assets

      Participations of less than 20% equity interest are carried at cost. If necessary, provisions are recorded when there are permanent impairments in value. As of 2001, there have been no impairments to date. Income derived from these participations is recognised only when dividends are declared.

     Accounts receivable

      Subscriber and other debtors are stated at nominal value less a provision for doubtful debts.

     Inventory

      Inventory, consisting of packaging, handsets, sim-cards and reload vouchers, is carried at cost. Appropriate allowance is made for obsolete and slow-moving goods.

     Revenue recognition

      Revenues are recorded at the time the service is rendered. Revenues from services rendered are recorded net of discounts and VAT.

     Deferred income tax

      Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

BEN NEDERLAND HOLDING B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE THREE YEARS ENDED DECEMBER 31, 2001

      Deferred tax assets relating to the carry forwards of unutilised tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

      At December 31, 2001, losses available for carry forward (all indefinite) of € 620,988,000 were not recognised in determining the deferred tax asset.

     Interest

      It is the policy of the Company to expense interest as incurred.

3.   FINANCIAL FIXED ASSETS

	2001	2000

	€’000	€’000
Balance at January 1	23	—
Additions/(Disposals)	(23)	23

Balance at December 31	—	23

      Ben Nederland B.V. acquired 50 shares (13%) with a nominal value of € 454 in B-Genius, the E-Academy, N.V. on June 5, 2000. The participation has been disposed for NLG 1 in 2001.

4.   INTANGIBLE FIXED ASSETS

€’000

COST
Balance at January 1, 2001	592,079
Additions	36,901
Disposals	—

Balance at December 31, 2001	628,980

ACCUMULATED AMORTISATION
Balance at January 1, 2001	(42,710)
Amortisation for the year	(38,195)

Balance at December 31, 2001	(80,905)

Net book value at December 31, 2001	548,075

5.   TANGIBLE FIXED ASSETS

	Installations,	Furniture		Assets
	machinery	and	Leasehold	under
	and equipment	fixtures	improvements	construction	Total

	€’000	€’000	€’000	€’000	€’000
AT COST
Balance at January 1, 2001	169,436	4,729	92,143	110,791	377,099
Additions	57,693	1,823	24,602	85,951	170,069
Disposals	(1,227)	—	(132)	(266)	(1,625)
Transfers from assets under construction	24,757	—	10,545	(41,938)	(6,636)

Balance at December 31, 2001	250,659	6,552	127,158	154,538	538,907

ACCUMULATED DEPRECIATION
Balance at January 1, 2001	(30,554)	(1,266)	(9,741)	—	(41,561)
Charge for the year	(24,560)	(1,216)	(11,061)	—	(36,837)
Disposals	235	—	8	—	243

Balance at December 31, 2001	(54,879)	(2,482)	(20,794)	—	(78,155)

Net book value at December 31, 2001	195,780	4,070	106,364	154,538	460,752

BEN NEDERLAND HOLDING B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE THREE YEARS ENDED DECEMBER 31, 2001

      Assets under construction mainly represent costs incurred in the design and construction of the company’s network.

6.   RECEIVABLES

	2001	2000

	€’000	€’000
Third party receivables	80,758	79,514
Prepaid expenses	1,034	564
Taxation	1,923	6,064

	83,715	86,142

7.   ISSUED SHARE CAPITAL

      The total authorised share capital consists of 500,000,000 shares each having a nominal value of € 0,45 (NLG 1), of which 199,999,998 have been issued and fully paid at December 31, 2001 (2000: € 90,756,042).

8.   SHARE PREMIUM ACCOUNT

	2001	2000

	€’000	€’000
Balance at January 1	1,138,781	113,445
Share premium paid on shares issued	—	1,025,336

Balance at December 31, 2001	1,138,781	1,138,781

9.   ACCUMULATED DEFICIT

	2001	2000

	€’000	€’000
Balance at January 1	(422,122)	(182,743)
Current year net result/(loss)	(198,866)	(239,379)

Balance at December 31	(620,988)	(422,122)

10. CURRENT LIABILITIES

	2001	2000

	€’000	€’000
Loans from shareholders	379,845	63,276
Trade creditors	112,787	119,120
Accruals and other creditors	23,904	12,000
Tax and social security	9,452	3,076

	525,988	197,472

11. OPERATING EXPENSES

	2001	2000

	€’000	€’000
Selling and marketing expenses	150,390	128,310
General and administrative expenses	184,617	133,295
Depreciation and amortisation	75,032	54,785

	410,039	316,390

BEN NEDERLAND HOLDING B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE THREE YEARS ENDED DECEMBER 31, 2001

12. REMUNERATION OF DIRECTORS

      The company’s directors received remuneration of € 874,105 during the year 2001.

13. EMPLOYEES

      Total employee expenses amounted to € 40,940,035 (2000: € 30,166,093) including social security of € 3,711,361 (2000: € 2,645,145) and pension costs of € 3,083,489 (2000: € 1,883,913). Employee expenses are included in General and administrative expenses.

      The group had an average of 1,142 employees during 2001 (2000: 691).

14. NET FINANCIAL INCOME/(EXPENSE)

	2001	2000

	€’000	€’000
Interest and similar income	985	890
Interest and similar expense	(11,900)	(12,850)
Foreign exchange gain/(loss)	(158)	(493)
Other financial income/(expenses)	783	26

	(10,290)	(12,427)

      Interest expense primarily relates to that payable on shareholder financing.

15. COMMITMENTS

      At December 31, 2001, the group had entered into various agreements, principally relating to the network, resulting in commitments of € 393 million.

      The company has issued guarantees under article 403 of the Dutch Civil Code to the group companies Ben Nederland B.V. en Ben Klantenservice B.V.

16. RECONCILIATION TO U.S. GAAP

      The consolidated financial statements of Ben Nederland Holding B.V. have been prepared in accordance with Dutch GAAP, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheet as of December 31, 2001 and 2000 and the net loss for each of the years in the three-year period ended December 31, 2001 to the extent described below.

(1)	Capitalisation of interest on assets under construction and mobile communication licences

a)	Under Dutch GAAP capitalisation of interest accumulated from borrowings during the asset construction period is voluntary. Prior to January 1, 2000, the Company capitalised interest accumulated during the construction period and amortized these costs over the assets useful life. As of January 1, 2000 the company elected to cease capitalization of interest costs related to assets under construction. As part of this change in accounting policy the unamortised balance of € 1,795,000 capitalized as of December 31, 1999 was reversed and charged to income in the year 2000.

Under U.S. GAAP, interest accumulated on borrowings during the asset construction period are capitalised and are amortized once the respective assets are placed in operation resulting in an increase in the net loss of € 692,000 in 2001 and a decrease in the net loss in 2000 of € 4,375,000.

b)	Under Dutch GAAP, interest costs related to the financing of the mobile communications licences are expensed as incurred. Under US GAAP, the license is considered an inextricable part of the network used to provide the actual services and accordingly interest costs related to the financing of the licenses during the network construction period are capitalized as part

BEN NEDERLAND HOLDING B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE THREE YEARS ENDED DECEMBER 31, 2001

of network cost. This results in a decrease in net loss of € 11,653,000, € 7,754,000 and € 379,000 in 2001, 2000 and 1999, respectively.

(2)	Technical equipment lease

During 1999, the Company entered into a sales lease back transaction relating to certain technical equipment in use by the Company. Under Dutch GAAP, the net cash received was recognized as other operating revenues. Under US GAAP, the gross cash received of € 65.6 million and payment liabilities of € 61.7 million are recognized on the balance sheet and the net cash gain on the transaction is recognized as other income over the lease term of 16 years.

(3)	Vendor penalties

During 1998 and 1999 the Company received penalties from a vendor as the vendor failed to meet certain contractual requirements with respect to the roll out of the network. These payments relate to refunds on amounts paid for network assets purchased. Under Dutch GAAP these amounts were recorded as income. Under U.S. GAAP these payments are recorded as a deduction from the cost of the network assets resulting in a reduction of net income and the carrying value of network assets by € 13.2 million in 1998 and € 4.6 million in 1999. Additionally, depreciation expense related to these assets is reduced by € 2.5 million, € 2.5 million and € 1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The effect of these items is set out in the following tables.

Reconciliation of net loss from Dutch GAAP to U.S. GAAP:

(Amounts in € ’000)

	2001	2000	1999

Net loss as reported in the consolidated financial statements under Dutch GAAP	(198 866)	(239 379)	(162 429)
Interest capitalisation(1)	10 961	12 129	379
Technical equipment lease(2)	250	250	(3 875)
Vendor penalties(3)	2 540	2 540	(3 358)

Net loss in accordance with U.S. GAAP	(185 115)	(224 460)	(169 283)

Reconciliation of shareholders’ equity from Dutch GAAP to U.S. GAAP

(Amounts in € ’000)

	Dec 31, 2001	Dec 31, 2000

Shareholders’ equity in accordance with Dutch GAAP	608 549	807 415
Interest capitalisation(1)	26 181	15 220
Technical equipment lease(2)	(3 375)	(3 625)
Vendor penalties(3)	(9 555)	(12 095)

Shareholders’ equity in accordance with U.S. GAAP	621 800	806 915

THIS PAGE INTENTIONALLY LEFT BLANK

DT-FT ITALIAN HOLDING GmbH, Bonn

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Management and Shareholders’ of DT-FT Italian Holding GmbH Bonn:

      We have audited the accompanying balance sheet of DT-FT Italian Holding GmbH, Bonn as of December 31, 2000, and the related statements of income and of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DT-FT Italian Holding GmbH, Bonn as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Germany.

Frankfurt am Main, April 30, 2001

PwC Deutsche Revision

Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Kütting)	(ppa.Sahorsch)
Wirtschaftsprüfer	Wirtschaftsprüfer

DT-FT ITALIAN HOLDING GmbH, BONN

STATEMENT OF INCOME

2000

€
Other operating income	4,617,026,502
Other operating expenses	(13,439)
Interest and similar income	117,757,061

Results from ordinary business activities	4,734,770,124
Income taxes	(45,311,726)
Other taxes	(15,789,937)

Annual net income	4,673,668,461
Net operating loss carryforward	(97,345)

Unappropriated net income	4,673,571,116

The accompanying notes are an integral part of the consolidated financial statements.

DT-FT ITALIAN HOLDING GmbH, BONN

BALANCE SHEET

December 31,
2000

€
Assets
A. Noncurrent assets
Financial assets
1. Subsidiaries & associated companies	—

—

B. Current assets
I. Receivables and other assets
1. Other assets	4,861,701,151
II. Cash in banks	627,156,812

5,488,857,963

5,488,857,963

Liabilities
A. Shareholders’ equity
I. Capital stock	25,564
II. Additional paid-in capital	773,394,283
III. Net operating loss carryforward	(97,345)
IV. Income/loss after taxes	4,673,668,461

5,446,990,963

B. Accruals
1. Tax accruals	41,843,414
2. Other accruals	23,519

41,866,933

C. Liabilities
1. Trade accounts payable	67
2. Other liabilities	—

67

5,488,857,963

The accompanying notes are an integral part of the consolidated financial statements.

DT-FT ITALIAN HOLDING GmbH, BONN

DEVELOPMENT OF NONCURRENT ASSETS

									Remaining
	Acquisition values				Dev. of accumulated write-downs/ depreciation				book
									Values
	01/01/2000	Additions	Disposals	31/12/2000	01/01/2000	Additions	Disposals	31/12/2000	31/12/2000

	€	€	€	€	€	€	€	€	€
Financial assets
1. Investments in unconsolidated subsidiaries	443,990,462	328,983,812	772,974,274	0	0	0	0	0	0

	443,990,462	328,983,812	772,974,274	0	0	0	0	0	0

DEVELOPMENT OF ACCRUALS

	01/01/2000	Consumption	Reversal	Addition	31/12/2000

	€	€	€	€	€
Tax accruals
Corp. income tax & solidarity surcharge	0	0	0	23,117,093	23,117,093
Trade tax	0	0	0	18,726,321	18,726,321

	0	0	0	41,843,414	41,843,414

Other accruals
Outstanding expenses	10,701	0	476	13,294	23,519
Litigation risks	76,694	76,394	300	0	0

	87,395	76,394	776	13,294	23,519

	87,395	76,394	776	41,856,708	41,866,933

The accompanying notes are an integral part of the consolidated financial statements.

DT-FT ITALIAN HOLDING GmbH, BONN

STATEMENT OF CASH FLOWS

December 31,
2000

€
Income after taxes	4,673,668,461
Net interest expense	(117,757,061)
Income tax expense	61,101,664
Book profits from the selling of noncurrent assets	(4,617,025,726)
Other noncash income and expense	—

Cashflow before changes in working capital	(12,662)

Increase (-)/decrease in accruals	(63,876)
Increase (-)/decrease in liabilities	(6,038)

(82,576)
Income tax paid (-)/received	(19,258,250)
Interest paid (-)/received	26,755,910

Net cash provided by operating activities	7,415,084

Net investments in noncurrent assets	(328,983,809)
Proceeds from sale of noncurrent assets	619,300,000

Net cash used for investing activities	290,316,191

Transfer to additional paid-in capital
In-payments of the shareholders	328,983,045

Net cash provided by (used for) financing activities	328,983,045

Decrease (-) in liquid funds maturing within 3 months	626,714,320

Liquid funds maturing within 3 months (beginning of the year)	442,496
Liquid funds maturing within 3 months (end of the reporting period)	627,156,812

Changes in the amounts of liquid funds maturing within 3 months and in Deutsche Telekom’s cash pool	626,714,316

The accompanying notes are an integral part of the consolidated financial statements.

DT FT ITALIAN HOLDING GmbH, BONN

DECEMBER 31, 2000

I.   General information and comments

     Basic principles and methods

      The corporate purpose is to purchase, own and manage WIND Telecomunicazioni S.p.A. shares.

     Accounting and valuation principles

      The annual financial statements of DT FT Italian Holding GmbH have been prepared in accordance with the provisions of the German Commercial Code. The classification of the consolidated statement of income is based on the total cost method of accounting.

      The money accounts stated under current assets are verified through statements of account.

      The translation of the receivables owed in foreign currency is based on the price valid on the day the transaction is performed or on the lower buying rate on the balance sheet date. The translation of the foreign currency liabilities is based on the price valid on the day the transaction is performed or on the higher selling rate on the balance sheet date.

II.  Notes on the balance sheet and the statement of income

     Financial assets (see table of consolidated noncurrent assets)

      DT FT Italian Holding GmbH sold and transferred 43% of its Wind shares to FT Participations Belgium S.A. (FTPB) at a price of EUR 4.73 billion and 0.37% of its Wind shares at a price of EUR 40.7 million, effective from 27 July 2000. FTPB and France Telecom S.A. (FT) provided promissory notes in the amount of the purchase price to DT FT Italien Holding GmbH.

      In addition, the DT FT Italian Holding GmbH sold 5.63% of its Wind shares to Enel S.p.A. at a price of EUR 619.3 million.

     Other assets

      The other assets consist of interest accruals and deferrals deriving from a EUR 1.5 million fixed-term deposit investment with Deutsche Bank, Bonn and EUR 40.7 million and EUR 4.73 billion in promissory notes from the selling of the Wind shares to FTPB. In addition, this item includes EUR 89 million in promissory notes from the note receivable.

     Liquid funds

      The liquid funds include a EUR 614 million fixed-term deposit investment with Deutsche Bank in Bonn which is based on the selling of the Wind shares to Enel. The credit balance with the banks consists of balances with the Postbank (EUR 21,474) and with Deutsche Bank (EUR 31,189).

     Shareholders’ equity

      The capital stock remains at Euro 25,565.

     Capital reserves

      According to the 20 April 2000 resolution of the Shareholders’ Meeting, the capital stock of WIND Telecomunicazioni S.p.A. was raised from Lit. 889,964,813,000 to Lit. 2,189,964,813,000 through the emission of 1,300,000,000 new ordinary shares at a nominal value of Lira 1,000 each. The value of the payments received from the shareholders was effective from 24 March 2000. 637.00 million shares at a nominal value of EUR 328.00 million go on DT FT Italien Holding GmbH.

     Accruals

      The accruals include trade income tax (EUR 18.9 million) and the corporate income tax, including the solidarity surcharge (EUR 23 million) as well as accruals for the annual audit (EUR 23,519).

     Liabilities

      The other liabilities relate to notarial charges.

Statement of income

     Other operating income

      The other operating income includes EUR 511 in income from the reversal of accruals and EUR 4.6 billion in income from the selling of the Wind shares.

     Other operating expenses

      The other operating expenses, amounting to EUR 13,294, are costs related to the preparation of the annual financial statements.

     Interest income

      The interest income (EUR 117.6 million) states the interest of the fixed-term deposit investment with the Deutsche Bank and the credit interest of the bank account (EUR 12.3 million). In addition, interest was due for DTFT’s claim in connection with FTBP’s note receivable from the selling of the WIND shares (EUR 105.3 million). The interest rate is EURIBOR 3 months roll-over plus 0.25%.

     Income taxes

      The income taxes state the corporate income tax (EUR 22 million), the trade income tax (EUR 18.9 million), the solidarity surcharge (EUR 1.5 million) and the capital gains tax (EUR 3 million). The interest due for the claim in connection with the note receivable from FTBP’s results in a foreign withholding tax amounting to EUR 15.9 million which is creditable against the corporate income tax.

      In the year under review, no compensation was paid for Managing Directors.

Statement of Cash Flows

      The statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (DRS) No. 2, Cash Flow, is used.

     Significant differences between German and United States generally accepted accounting principles

      DT-FT Italian Holding GmbH, Bonn prepares its financial statements in accordance with German GAAP. Significant differences arise from the application of U.S. GAAP as compared to German GAAP. The significant differences are described as follows:

      For German GAAP the investment in WIND Telecomunicazioni S.p.A. (“WIND”) is accounted for at cost. For U.S. GAAP the investment would be accounted for using the equity method, which requires that the DT-FT’s percentage of the losses of WIND are recorded in the income statement. This accounting would reduce the investment balance in WIND, thus increasing the gain on the sale of WIND. In addition, U.S. GAAP would require significant disclosures related to the WIND investment.

1.   Management

Wolfgang Kaiser

Corporate legal adviser
Bonn

Philippe McAllister

Corporate legal adviser
Paris

THIS PAGE INTENTIONALLY LEFT BLANK

OJSC MOBILE TELESYSTEMS

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2001

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Page

INDEPENDENT AUDITOR’S REPORT	A-25
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001:
Consolidated Balance Sheets at December 31, 2001 and 2002	A-26
Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002	A-28
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2000, 2001 and 2002	A-29
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002	A-30
Notes to Consolidated Financial Statements	A-32

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of OJSC Mobile TeleSystems:

      We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the “Group”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 4 to the consolidated financial statements, the Group changed its method of accounting for subscriber acquisition costs in 2001.

Moscow, Russia

May 20, 2003, except for Note 26, as to which the date is June 4, 2003

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Consolidated Balance Sheets

at December 31, 2001 and 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31

	2001	2002

Current Assets:
Cash and cash equivalents (Note 7)	$219,629	$34,661
Short-term investments (Note 8)	85,304	30,000
Trade receivables, net (Note 9)	24,258	40,501
Accounts receivable, related parties (Note 20)	2,377	3,569
Inventory (Note 10)	26,184	41,386
Prepaid expenses	22,712	26,537
Deferred tax asset, current portion (Note 17)	5,802	12,223
VAT receivable	82,216	154,061
Other current assets	8,374	15,392

Total current assets	476,856	358,330

Property, Plant and Equipment, net of accumulated depreciation of $168,989 and $299,216, respectively (Note 11)	856,056	1,344,633
Licenses, net of accumulated amortization of $100,429 and $143,402, respectively ( Notes 6 and 23)	298,827	386,919
Other Intangible Assets, net of accumulated amortization of $52,953 and $78,889, respectively (Note 12)	84,778	138,090
Debt Issuance Costs, net of accumulated amortization of $1,209 and $2,898, respectively (Note 14)	3,997	2,957
Investments in and Advances to Affiliates (Note 22)	740	34,034
Deferred Tax Asset, net of current portion (Note 17)	6,238	18,333

Total assets	$1,727,492	$2,283,296

The accompanying notes to financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Consolidated Balance Sheets

at December 31, 2001 and 2002 (Continued)
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31

	2001	2002

CURRENT LIABILITIES:
Accounts payable, related parties (Note 20)	$6,142	$4,968
Trade accounts payable	106,068	117,623
Deferred connection fees, current portion (Note 13)	21,419	22,210
Subscriber prepayments and deposits	63,741	110,950
Debt, current portion (Note 14)	18,825	67,098
Capital lease obligation, current portion (Notes 15 and 20)	14,401	21,232
Income tax payable	23,078	3,987
Accrued liabilities (Note 16)	51,626	73,919
Other payables	3,357	2,225

Total current liabilities	308,657	424,212

LONG-TERM LIABILITIES:
Notes payable (Note 14)	248,976	300,638
Debt, net of current portion (Note 14)	35,942	58,276
Capital lease obligation, net of current portion (Notes 15 and 20)	7,696	7,241
Deferred connection fees, net of current portion (Note 13)	25,993	19,694
Deferred taxes (Note 17)	67,505	105,818

Total long-term liabilities	386,112	491,667

Total liabilities	694,769	915,879

COMMITMENTS AND CONTINGENCIES (Note 24)
MINORITY INTEREST	14,444	65,373
SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and 2002, 345,244,080 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (9,966,631 common shares at cost) (Note 19)	(10,206)	(10,206)
Additional paid-in capital	555,794	558,102
Unearned compensation (Note 19)	—	(212)
Shareholder receivable (Note 14)	(38,958)	(34,412)
Retained earnings	461,091	738,214

Total shareholders’ equity	1,018,279	1,302,044

Total liabilities and shareholders’ equity	$1,727,492	$2,283,296

The accompanying notes to financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Consolidated Statements of Operations

for the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	2000	2001	2002

NET REVENUES:
Service revenues	$484,469	$830,308	$1,274,287
Connection fees	14,885	21,066	24,854
Equipment sales	36,358	41,873	62,615

	535,712	893,247	1,361,756

COST OF SERVICES AND PRODUCTS (including related party amounts of $20,040, $30,537 and $31,607, respectively):
Interconnection and line rental	41,915	75,278	113,052
Roaming expenses	41,178	68,387	83,393
Cost of equipment	39,217	39,828	90,227

	122,310	183,493	286,672

OPERATING EXPENSES (including related party amounts of $5,064, $8,882 and $9,602, respectively) (Note 21):	110,242	134,598	229,056
SALES AND MARKETING EXPENSES (including related party amounts of $6,400, $8,707 and $12,140, respectively):	76,429	107,729	171,977
DEPRECIATION AND AMORTIZATION	87,684	133,318	209,680
IMPAIRMENT OF INVESTMENT (Note 22)	—	10,000	—

Net operating income	139,047	324,109	464,371
CURRENCY EXCHANGE AND TRANSLATION LOSSES	1,066	2,264	3,474
OTHER EXPENSES (INCOME) (including related party amounts of $952, $2,978 and $5,141, respectively):
Interest income (Note 8)	(7,626)	(11,829)	(8,289)
Interest expense, net of amounts capitalized	11,335	6,944	44,389
Other (income) expense, net	(502)	108	(2,454)

Total other expenses (income), net	3,207	(4,777)	33,646
Income before provision for income taxes and minority interest	134,774	326,622	427,251
PROVISION FOR INCOME TAXES (Note 17)	51,154	97,461	110,417
MINORITY INTEREST	(6,428)	7,536	39,711

NET INCOME before cumulative effect of a change in accounting principle and extraordinary gain	90,048	221,625	277,123
Extraordinary gain on debt repayment, net of income taxes of $667 (Note 14)	—	2,113	—
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 4)	—	(17,909)	—

NET INCOME	$90,048	$205,829	$277,123

Weighted average number of common shares outstanding	1,806,968,096	1,983,359,507	1,983,359,507
Earnings per share — basic and diluted:
Net income before cumulative effect of a change in accounting principle and extraordinary gain	$0.050	$0.112	$0.140
Net income	$0.050	$0.104	$0.140

The accompanying notes to financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

for the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock		Additional	Unearned	Share-
					Paid-in	Compen-	holder	Retained
	Shares	Amount	Shares	Amount	Capital	sation	Receivable	Earnings	Total

BALANCES, December 31, 1999	1,634,527,440	$49,276	—	—	$182,975	—	$(70,331)	$181,804	$343,724
Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	6,268	—	(6,268)	—	—
Payments from Sistema	—	—	—	—	—	—	27,080	—	27,080
Issuance of common shares, net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	—	348,553
Purchase of treasury stock under the stock bonus plan (Note 19)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—	—
Exercise of stock bonus plan (Note 19)	—	—	3,587,987	3,674	(3,661)	—	—	—	13
Non-cash expense associated with issuance of stock bonus (Note 19)	—	—	—	—	5,297	—	—	—	5,297
Net income	—	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	—	(13,631)	(13,631)

BALANCES, December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	552,030	—	(49,519)	258,221	801,084

Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	3,764	—	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	—	14,325	—	14,325
Net income	—	—	—	—	—	—	—	205,829	205,829
Dividends declared	—	—	—	—	—	—	—	(2,959)	(2,959)

BALANCES, December 31, 2001	1,993,326,138	50,558	(9,966,631)	(10,206)	555,794	—	(38,958)	461,091	1,018,279

Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	2,073	—	(2,073)	—	—
Payments from Sistema	—	—	—	—	—	—	6,619	—	6,619
Issuance of stock options (Note 19)	—	—	—	—	235	(235)	—	—	—
Amortization of deferred compensation (Note 19)	—	—	—	—	—	23	—	—	23
Net income	—	—	—	—	—	—	—	277,123	277,123

BALANCES, December 31, 2002	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$558,102	$(212)	$(34,412)	$738,214	$1,302,044

The accompanying notes to financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	2000	2001	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$90,048	$205,829	$277,123
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(6,428)	7,536	39,475
Depreciation and amortization	87,684	133,318	209,680
Amortization of deferred connection fees	(14,867)	(20,027)	(24,854)
Deferred subscriber acquisition cost	(49,232)	—	—
Amortization of deferred subscriber acquisition costs	53,604	—	—
Cumulative effect of a change in accounting principle	—	17,909	—
Gain on debt extinguishments	—	(2,113)	—
Inventory obsolescence expense	2,114	2,543	5,614
Provision for doubtful accounts	2,403	3,219	7,047
Interest accrued	11,335	5,845	44,388
Interest paid	(17,850)	(4,068)	(43,438)
Deferred taxes	(932)	(40,631)	(18,989)
Non-cash expenses associated with stock bonus and stock option plans	5,297	—	23
Impairment of investment	—	10,000	—
Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	6,730	(7,181)	(18,945)
Decrease/(Increase) in accounts receivable, related parties	4,223	(3,091)	(1,360)
Increase in inventory	(8,922)	(4,129)	(18,186)
Increase in prepaid expenses	(1,680)	(8,552)	(2,634)
Increase in VAT receivable	(6,033)	(59,618)	(64,154)
(Increase)/Decrease in other current assets	(7,363)	1,613	(7,422)
Increase in accounts payable, related parties	743	1,049	81
(Decrease)/Increase in trade accounts payable	(29,801)	20,470	(16,058)
Increase in subscriber prepayments and deposits	43,382	49,980	46,064
Increase/(Decrease) in income tax payable	19,787	10,753	(19,778)
Increase in accrued liabilities and other payables	6,672	17,547	19,095

Net cash provided by operating activities	190,914	338,201	412,772

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(16,085)	(75,858)	(143,396)
Purchases of property, plant and equipment	(194,983)	(396,667)	(502,054)
Purchases of intangible assets	(29,915)	(44,533)	(72,218)
Purchases of short term investments	(170,000)	(110,000)	—
Proceeds from sale of short term investments	—	195,602	55,304
Investments in and advances to affiliates	(12,366)	(10,067)	(35,557)

Net cash used in investing activities	(423,349)	(441,523)	(697,921)

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2000, 2001 AND 2002 (Continued)
(Amounts in thousands of U.S. dollars, except share amounts)

	2000	2001	2002

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	348,553	—	—
Proceeds from issuance of notes	—	248,135	50,808
Notes issuance cost	—	(3,856)	(649)
Capital lease obligation principal paid	—	(7,947)	(1,804)
Dividends paid	(14,425)	(2,959)	—
Proceeds from loans	—	13,577	52,851
Loan principal paid	(62,665)	(13,683)	(7,008)
Payments from Sistema	27,080	14,325	6,619

Net cash provided by financing activities	298,543	247,592	100,817

Effect of exchange rate changes on cash and cash equivalents	(280)	(469)	(636)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	65,828	143,801	(184,968)

CASH AND CASH EQUIVALENTS, at beginning of year	10,000	75,828	219,629

CASH AND CASH EQUIVALENTS, at end of year	$75,828	$219,629	$34,661

SUPPLEMENTAL INFORMATION:
Income taxes paid	$35,052	$129,418	$147,346
Additions to network equipment and software under capital lease	$—	$34,072	$18,917

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

1.   GENERAL

Business of the Group

      OJSC Mobile TeleSystems and its subsidiaries (“MTS” or the “Group”) is the leading provider of wireless telecommunication services in the Russian Federation (“RF”) in terms of the number of subscribers and revenues. The Group has operated exclusively in the GSM standard since 1994 and as of December 31, 2002, had over 6.6 million subscribers in the Russian Federation.

      Open Joint-Stock Company Mobile TeleSystems (“MTS OJSC” or the “Company”) was created on March 1, 2000, through the merger of Closed Joint-Stock Company Mobile TeleSystems (“MTS CJSC”) and RTC CJSC, a wholly-owned subsidiary. MTS CJSC was formed in 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. The development of the network was achieved through green-field build-out in the regions for which the company was granted 900 or 1800 MHz (“GSM-900” and “GSM-1800”) cellular licenses or through the acquisition of a majority stakes in local GSM operators (see Note 23 Operating Licenses and Note 6 Businesses Acquired).

Reorganization

      In March 2000, MTS CJSC was merged with RTC CJSC, to create MTS OJSC. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

      The accompanying consolidated financial statements represent those of Open-Joint-Stock Company Mobile TeleSystems and its legal predecessor, Closed Joint-Stock Company Mobile TeleSystems. Shares, earnings per share and other share information have been restated in the accompanying consolidated financial statements to give retroactive effect to the capital structure of MTS OJSC.

Initial Public Offering

      In July 2000, MTS OJSC issued additional shares in an initial public offering on the New York Stock Exchange. The Company’s shares are traded in the form of American Depositary Shares (“ADS”). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $349 million (see also Note 19 Management Stock Bonus and Stock Option Plans).

Ownership

      As of December 31, 2001 and 2002, MTS’ shareholders of record and their respective percentage direct interests were as follows:

Joint-Stock Financial Corporation “Sistema” (“Sistema”)	34.8%
T-Mobile International AG (“T-Mobile”)	36.2%
VAST, Limited Liability Company (“VAST”)	3.0%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%
ADS Holders	18.0%

100.0%

      Sistema owns 51% equity interest in VAST, a limited liability company incorporated under the laws of the Russian Federation; the remaining 49% interest is held by ASVT, a Russian open joint-stock company. Invest-Svyaz-Holding, a closed joint-stock company incorporated under the laws of the Russian Federation, is controlled by Sistema through a 51% equity interest. The remaining 49% interest is owned by T-Mobile.

      Subsequently to December 31, 2002, Sistema increased its share in MTS through a series of transactions with T-Mobile.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

2.   RUSSIAN ENVIRONMENT

      Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the government’s debt default and the ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. Foreign currencies, in particular the U.S. dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the ruble’s value fell significantly against the U.S. dollar, falling from a pre-crisis rate of approximately 6 rubles to 1 U.S. dollar, to 27 rubles to 1 U.S. dollar by the end of 1999. During 2000, 2001 and 2002, the ruble’s value fluctuated between 26.9 and 31.8 to 1 U.S. dollar.

Currency Exchange and Control

      The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into foreign currencies and establish requirements for conversion of foreign currency sales into rubles. MTS’ principal currency exchange rate risk arises from the fact that the majority of cash outflows as well as debt and accounts payable balances are either denominated in or tightly linked to the U.S. dollar. As a result, devaluation of the ruble against the U.S. dollar can adversely affect the Group by increasing its costs in ruble terms. In order to manage against this risk, the Group links its tariffs, which are payable in rubles, to the U.S. dollar. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses, which are included in currency exchange and translation losses in the accompanying consolidated statements of operations, were approximately $1.1 million in 2000, $2.3 million in 2001 and $3.5 million in 2002. Continued devaluation of the ruble against the U.S. dollar may have a significant negative effect on the Group’s financial position and results of its operations.

Inflation

      The Russian economy has been characterized by high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

Annual
Inflation

2002	15.1%
2001	18.6%
2000	20.2%

      The Group’s principal inflation rate risk arises in connection with the probable decrease of sales resulting from a decrease of customers’ demand, as the Group’s services may become expensive and exclusive. As substantially all of the Group’s costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, when the rate of inflation exceeds the rate of devaluation of the ruble against the U.S. dollar, the Group can experience inflation-driven increases in dollar terms of certain of its costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Group may not be able to raise its tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation relative to the rate of devaluation could increase the Group’s costs and decrease the Group’s operating margins.

      Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS’ financial condition or future results of operations. MTS will continue to be affected,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

for the foreseeable future, by the country’s unstable economy. The consolidated financial statements do not include any adjustment that may result from these uncertainties.

Taxation

      Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax (“VAT”), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

      In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted and effective January 1, 2002 new regulations, relating to federal income tax were enacted. The new tax system is generally intended to reduce the number of taxes, the overall tax burden on businesses, and to simplify the tax laws.

      Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2002, substantially all of the tax declarations of the Group for the preceding three years were open to further review.

      Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

      MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying consolidated financial statements have been prepared in order to present MTS’ financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and expressed in terms of U.S. dollars.

Basis of presentation

      The accompanying consolidated financial statements include the accounts of MTS OJSC and its wholly owned and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      As of December 31, 2001 and 2002, MTS has investments in the following legal entities:

		December 31
	Accounting
	Method	2001	2002

Rosico	Consolidated	100.0%	100.0%
ReCom	Consolidated	53.9%	53.9%
MTS-Komi Republic (“MTS-RK”)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (“MTS-T”)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	83.5%	83.5%
MTS-Nizhny Novgorod (“MTS-NN”)	Consolidated	65.0%	65.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	81.0%	100.0%
Novitel	Consolidated	51.0%	51.0%
MTS Finance(1)	Consolidated	100.0%	100.0%
BM-Telecom	Consolidated	—	100.0%
MTS Belarus	Equity	—	49.0%
MTS-P	Consolidated	—	51.0%
Kuban-GSM	Consolidated	—	52.7%
Dontelecom	Consolidated	—	100.0%
Mobicom-Barnaul	Consolidated	—	100.0%
BIT	Consolidated	—	100.0%

(1)	Represents beneficial ownership.

     Translation methodology

      Translation (re-measurement) of MTS’ ruble denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign currency translation,” as they relate to hyperinflationary economies.

      Monetary assets and liabilities have been translated at the period-end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

      Effective January 1, 2003, Russian economy ceased to be considered hyperinflationary, however management believes that U.S. dollar will still be the appropriate functional currency due to pervasive use of the dollar in the Group’s operations.

     Management estimates

      The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and cash equivalents

      Cash represents cash on hand and in MTS’ bank accounts and short-term investments having original maturities of less than three months.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

     Short-term investments

      Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

     Allowance for doubtful accounts

      MTS provides an allowance for doubtful accounts based on management’s periodic review of accounts receivable from customers and other receivables.

     Prepaid expenses

      Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

     Inventory

      Inventory, accounted for at lower of cost, determined by the first-in, first-out, or FIFO method, or market, consists of telephones, accessories and spare parts for equipment.

      Inventories are written down to their market values based on specific monthly reviews of significant inventoried items and expensed as cost of services and products.

     Value-added taxes

      Value-added taxes related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

      VAT related to purchase transactions that are not currently reclaimable as of the balance sheet dates are recognized in the balance sheets on a gross basis.

     Property, plant and equipment

      Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5 – 12 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

      Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

      Maintenance and repair costs are expensed as incurred; while upgrades and improvements are capitalized. MTS capitalizes interest costs with respect to qualifying construction projects.

     License costs

      License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (see Note 6 Business Acquired) and (b) licenses granted directly from government organizations, which require license payments.

      As the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized, subject to periodic review for impairment, on the straight-line basis over the term of the license commencing from the date such license area becomes commercially operational.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, the Group reclassified $22 million relating to the 1998 acquisition of Rosico from goodwill to licenses.

     Other intangible assets

      Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base and rights to use premises. A significant portion of the rights to use premises was contributed by shareholders to the Group’s charter capital. Deferred telephone numbering capacity costs with limited contractual life are being amortized over five to ten years and the rights to use premises are being amortized over ten years. Telephone numbering capacity with limited contractual life is amortized over its contractual term of five to ten years. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Amortization of deferred numbering capacity costs starts immediately upon the purchase of numbering capacity. Software costs are amortized over four years. Acquired customer base is amortized over the estimated average subscriber life. Other intangible assets are being amortized over three to four years. All finite-life intangible assets are being amortized using the straight-line method.

     Leasing arrangements

      The Group accounts for leases based on the requirements of SFAS No. 13, “Accounting for Leases.” Certain subsidiaries of the Group lease operating facilities, which include switches, base stations and other cellular network equipment as well as billing systems. The present value of future minimum lease payments at the inception of the lease which is classified as a capital lease is reflected as a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities. The interest rate implicit in the leases varies from to 4% to 44% (see Note 15 Capital Lease Obligations).

     Subscriber acquisition costs

      Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. MTS expenses these costs as incurred. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life (see also Note 4 Change in Accounting Principle).

     Investments

      Beginning in 1998, MTS has acquired interests in several Russian legal entities, engaged in telecommunications activity. Investments in entities where MTS holds 20% to 50% and can exercise significant influence but not control are accounted for using the equity method. All investments have been made in companies that are not traded in open markets. Management periodically assesses the realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value. During the years ended December 31, 2000, 2001 and 2002, management believes that no such impairments have occurred, except as discussed in Note 22 Investments In and Advances to Affiliates.

     Debt issuance costs

      Debt issuance costs are amortized using the effective interest method over the terms of the related loans.

     Impairment of long-lived assets

      MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

the assets, MTS will record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Management believes that during the years ended December 31, 2000, 2001 and 2002, no such impairments have occurred, except as discussed in Note 22 Investments In and Advances to Affiliates.

     Subscriber prepayments

      The Group requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

     Revenue recognition

      Revenues are recognized on an accrual basis, when the goods and services are actually provided regardless of when the resulting monetary or financial flow occurs.

      MTS categorizes the revenue sources in the statements of operations as follows:

•	Service revenues: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS’ network and (e) prepaid phone cards.

•	Connection fees.

•	Equipment sales: (a) sales of handsets and (b) sales of accessories.

     Subscription fees

      MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

     Usage charges and Value added services fees

      Usage charges consist of fees based on airtime used by the caller, the destination of the call and the service utilized.

      Value added services fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services were rendered.

     Roaming fees

      MTS charges roaming per-minutes fees to other wireless operators for non-MTS subscribers utilizing MTS’ network. Guest roaming fees were $43,214, $52,639 and $83,393 for the years ended December 31, 2000, 2001 and 2002, respectively.

     Pre-paid phone cards

      MTS sells to subscribers pre-paid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

      At the time that the pre-paid phone card is purchased, MTS records the receipt of cash as a subscriber deposit. The Group recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the pre-paid phone card has expired.

      In 2002 MTS introduced a new line of pre-paid service tariff plans, whereby a customer may purchase a package that allows a connection to the MTS network and a predetermined allotment of wireless phone calls

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

and/or other services offered by the Group. Revenues under these plans are allocated between connection fees and service fees based on their relative fair values.

     Connection fees

      MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Group estimates that the average expected term of the subscriber relationship is three and one quarter years (see also Note 13 Deferred Connection Fees).

     Equipment sales

      MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Group recognizes revenues from the handsets and accessories upon the delivery to the customer, regardless of whether the customer concurrently enters into a service contract, as these contracts do not require the customer to maintain future services with MTS. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

     Expense recognition

      Expenses incurred by MTS in relation to the provision of wireless communication services relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and amortization and maintenance of the network.

      Calls made by subscribers from areas outside of territories covered by the Group licenses are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as air time revenues on a gross basis, with the related roaming charges being recorded as operating expense, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber.

      The costs of handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed at the initial delivery of equipment to the customer. Any fees paid to dealers in commissions are recorded as a component of sales and marketing expenses.

     Taxation

      Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

     Advertising costs

      Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2000, 2001 and 2002 were $22,218, $42,715 and $48,624, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

     Earnings per share

      Basic earnings per share (“EPS”) have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilution of stock options, granted to employees. There are 4,648,421 stock options outstanding as of December 31, 2002. Earnings and other per share information have been restated to give retroactive effect to the merger of MTS CJSC and RTC CJSC in 2000 (see Note 1 General).

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      The net income component of the diluted EPS equals the reported net income of the Group. The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group’s net income:

	December 31

	2001	2002

Weighted average number of common share outstanding	1,983,359,507	1,983,359,507
Dilutive effect of stock options	30,133	405,946

Weighted average number of common shares and potential shares outstanding	1,983,389,640	1,983,765,453

Fair value of financial instruments

      The fair market value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the borrowing rates currently available to the Group for debt with similar terms and average maturities of the outstanding debt, at December 31, 2001 and 2002, the fair value of long-term debt approximated its carrying amount. The fair value of variable rate debt is equivalent to carrying value.

      It is not practical to determine the fair value of MTS’ receivable from Sistema and advances to affiliates, due to the instability of the Russian economy and its effect on interest rates appropriate for determining fair value.

Comprehensive income

      Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. For the years ended December 31, 2000, 2001 and 2002, comprehensive income equaled net income.

Comparative information

      Certain prior year amounts have been reclassified to conform to the current year presentation.

Stock-based compensation

      MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation — Transition and Disclosure, an amendment to FASB Statement No. 123.” These statements allow measuring compensation to employees and non-employee directors based on the intrinsic value of options on the measurement date, calculated as a difference between the fair market value of stock and exercise price at that date. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a Black-Scholes option-pricing model.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, consistent with the provisions of SFAS No. 123, net income and earning per share amounts would have been as follows:

	December 31

	2000	2001	2002

Net income as reported	$90,048	$205,829	$277,123
Pro-forma effect of the application of fair value method of accounting for stock options	—	(129)	(460)

Pro-forma net income	$90,048	$205,700	$276,663

Earnings per share — basic and diluted
As reported	$0.050	$0.104	$0.140
Pro-forma	$0.050	$0.104	$0.140

Recently adopted accounting pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable,” i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board Opinion (“APB Opinion”) No. 16.

      Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill is no longer allocated to other long-lived assets for impairment testing under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Additionally, goodwill on equity method investments is no longer amortized; however, it continues to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Under SFAS No. 142, intangible assets with indefinite lives are not amortized. Instead they are carried at the lower cost or fair value and tested for impairment at least annually. All other recognized intangible assets are continued to be amortized over their estimated useful lives.

      Upon adoption of SFAS No. 142 on January 1, 2002, MTS reclassified the carrying value of goodwill relating to its acquisition of Rosico of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS No. 142 did not have a significant effect on the Group’s results of operations or financial position.

      In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” While it supersedes APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. MTS adopted SFAS No. 144 as of January 1, 2002. This change has not had a material effect on the Group’s results of operations or financial position.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      Beginning in 2002, MTS adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material impact on the results of operations or financial position of the Group.

      In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. MTS adopted the disclosure requirements of FIN 45 in 2002. The Group does not expect the adoption of initial recognition and measurement requirements of FIN 45 to have a material impact on its results of operations or financial position.

      In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulleting No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under FIN 46, an enterprise is required to consolidate certain entities (so-called “variable interest entities”), if it is the primary beneficiary of the variable interest entity. The primary beneficiaries of a variable interest entity is the party that adsorbs a majority of the entity’s expected losses or receives the majority of the entity’s residual returns. FIN 46 also requires additional disclosure regarding the use of variable interest entities. MTS adopted the disclosure requirements of FIN 46 effective 2002; consolidation provisions of FIN 46 are effective for interim periods beginning after June 15, 2003. The Group does not believe that the adoption of the consolidation provisions of FIN 46 will have a material effect on its results of operations or financial position.

New accounting pronouncements

      In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense.

      MTS is required to adopt SFAS No. 143 effective January 1, 2003 and does not anticipate that adoption of this statement will have a material impact on its results of operations or financial position.

      In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt,” addressed statement of operations classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Management believes that adoption of SFAS No. 145 will have no impact on the Group’s financial statements.

      In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. The fundamental conclusion reached by the FASB in this Statement is that an entity commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

liability. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. MTS will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The Group does not anticipate that adoption of SFAS No. 146 will have a material impact on its results of operations or financial position.

      In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. EITF Issue No. 00-21 is effective prospectively for arrangements entered into after June 15, 2003. The Group does not anticipate the adoption of EITF Issue No. 00-21 to have a material impact on its results of operations or financial position.

4.   CHANGE IN ACCOUNTING PRINCIPLE

      Effective January 1, 2001, the Group changed its accounting principle regarding recognition of subscriber acquisition costs. Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. Prior to the 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS’ results with other telecommunication companies.

      As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of January 1, 2001 in the amount of $17,909 ($0.009 per basic and diluted share), net of $9,644 in taxes was expensed and included in income during the year ended December 31, 2001.

5.   NEW INVESTMENTS

      In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus for a GSM-900/1800 license to operate in Belarus. Under the tender conditions, MTS paid $10 million, which was written off at December 31, 2001, as the Group believed that there was significant doubt regarding the ability of the Group to commence its operations in Belarus (see also Note 22 Investments In and Advances to Affiliates). During 2002, MTS received all permissions necessary to launch commercial services in Belarus and at December 31, 2002, the Group reflected its share of the results of operations and investment in the joint venture in Belarus in the accompanying consolidated financial statements.

      During 2002, MTS and a subsidiary of Sistema established Mobile Positioning Systems (“MTS-P”), a Russian open joint-stock company, to design, develop and operate a positioning system based on the Group’s GSM network.

6.   BUSINESSES ACQUIRED

Rosico acquisition

      In August 1998, MTS acquired from Sistema 80% of the outstanding common stock of Rosico, a Russian closed joint-stock company, in exchange for 408,631,860 shares of newly issued common stock of MTS representing 25% of then issued and outstanding shares of MTS. Prior to the acquisition, Sistema held a 90% interest in Rosico. Rosico holds GSM-1800 licenses covering the Moscow area, 18 regions of Central Russia and 11 regions in the Northern, the Urals and Western Siberia Regions of Russia.

      During 2000, MTS acquired the remaining 20% of common stock of Rosico in a number of other acquisitions, for a total of $16.1 million in cash. As of December 31, 2001 and 2002, MTS owned 100% interest of Rosico.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

Telecom XXI acquisition

      In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for cash consideration of $49,742. Telecom XXI has GSM-900 and GSM-1800 licenses, covering northwest of Russia, including St. Petersburg and Leningrad region as well as Kaliningrad. Telecom XXI did not have any subscribers at the date of the acquisition. The Telecom XXI acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$849
Non-current asset	1,322
License costs	74,639
Current liabilities	(944)
Deferred taxes	(26,124)

Purchase price	$49,742

      License costs are amortized over the remaining term of the license of approximately 7 years at the date of the acquisition.

Telecom-900 acquisition

      In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for a cash consideration of $26,812 from Sistema. Telecom-900 is the holding company for three regional mobile phone operators, Siberia Cellular System 900 CJSC (“SCS-900”), Uraltel CJSC (“Uraltel”), and Far East Cellular Systems 900 CJSC (“FECS-900”). At the date of acquisition these companies had approximately 96,000 subscribers. Telecom-900 acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)

Purchase price	$26,812

      In November 2002, MTS acquired the remaining 19% of Telecom-900 from Invest-Svyaz-Holding, a shareholder of the Group, for a cash consideration of $6,900. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $2,695.

      License costs are amortized over the remaining contractual terms of the respective license, ranging from six to ten years at the date of the first acquisition.

Kuban-GSM acquisition

      In March 2002, MTS acquired 51% of Kuban-GSM, a Russian closed joint-stock company, for $71,400 in cash. At the date of acquisition, Kuban-GSM had approximately 500,000 subscribers and it operates in thirteen major cities throughout the south of the European part of the Russian Federation, including Sochi,

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

Krasnodar and Novorossiisk. The Kuban-GSM acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$11,751
Non-current assets	84,409
License costs	62,549
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)

Purchase price	$71,400

      The remaining interest in Kuban-GSM is owned by KubTelecom, a Russian limited liability company. MTS has the right to buy and KubTelecom has the right to sell all remaining shares of Kuban-GSM held by KubTelecom at fair value anytime until February 15, 2006.

      In October 2002, MTS exercised its option to buy an additional 353 shares for $5,000 payable in cash, increasing its ownership to 52.7%. The acquisition of the additional interest was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $4,370.

      License costs are amortized over the remaining contractual term of the license of approximately 5 years at the date of the acquisition.

          BM Telecom acquisition

      In May 2002, MTS completed its acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom, a closed joint-stock company, for $41,000 in cash. At the date of acquisition BM Telecom had approximately 100,000 subscribers and it holds a GSM-900/1800 license to operate in Bashkortostan Republic of Russia. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

Current assets	$3,312
Non-current assets	14,736
License costs	48,932
Current liabilities	(3,603)
Non-current liabilities	(10,227)
Deferred taxes	(12,150)

Purchase price	$41,000

      License costs associated with the acquisition of BM Telecom are amortized over the remaining term of the license of approximately 5 years.

          Dontelecom acquisition

      On September 26, 2002, MTS completed its acquisition of 66.66% of the outstanding common stock of Dontelecom for cash consideration of $15,000 (including 33.33% acquired from Sistema for $7,500). At the date of acquisition Dontelecom had approximately 39,000 subscribers. Dontelecom holds a GSM-900/1800 license to operate in the Rostov region. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

Current assets	$3,422
No-current assets	8,401
License costs	14,739
Current liabilities	(5,849)
Non-current liabilities	(357)
Deferred taxes	(3,675)
Minority interest	(1,681)

Purchase price	$15,000

      In October 2002, the Group completed the acquisition of the remaining 33.33% of the outstanding common stock of Dontelecom for $7,500. The acquisition was accounted for using the purchase method of accounting. The purchase increased the recorded license costs by $7,328.

      License costs are amortized over the remaining contractual term of the license of approximately 3 years at the date of the acquisition.

          Pro forma results of operations (unaudited)

      The following unaudited pro forma financial data for the years ended December 31, 2001 and 2002, give effect to the acquisitions of Kuban-GSM, BM Telecom and Dontelecom as if they had occurred at the beginning of the respective years.

	December 31

	2001	2002

Pro forma:
Net revenues	$971,562	$1,394,148
Net operating income	363,856	476,314
Net income	234,556	284,347
Earnings per share, basic	0.118	0.143
Earnings per share, diluted	$0.118	$0.143

7.   Cash and Cash Equivalents

      Cash and cash equivalents as of December 31, 2001 and 2002 comprised of the following:

	December 31

	2001	2002

Rubles	$15,282	$19,860
U.S. dollar time deposits	195,000	7,999
U.S. dollars current accounts	7,578	6,404
Other	1,769	398

Total cash and cash equivalents	$219,629	$34,661

8.   Short-Term Investments

      Short-term investments, denominated in U.S. dollars, as of December 31, 2002 comprised of the following:

	Annual		December 31
	interest rate	Maturity date	2002

OJSC Moscow Bank of Reconstruction and Development	9.0%	October 22, 2003	$19,100
OJSC Moscow Bank of Reconstruction and Development	9.0%	November 21, 2003	5,000
OJSC Moscow Bank of Reconstruction and Development	9.0%	December 5, 2003	5,900

Total short-term investments			$30,000

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      Short-term investments, denominated in U.S. dollars, as of December 31, 2001 were comprised of the following:

	Annual		December 31
	interest rate	Maturity date	2001

OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	$30,000
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	25,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Other			304

Total short-term investments			$85,304

      Interest income for the years ended December 31, 2000, 2001 and 2002 amounted to $7,626, $11,829 and $8,289, respectively.

9.   Trade Receivables

      Trade receivables as of December 31, 2001 and 2002 were as follows:

	December 31

	2001	2002

Accounts receivable, subscribers	$19,091	$29,505
Accounts receivable, roaming	10,345	17,266
Allowance for doubtful accounts	(5,178)	(6,270)

Trade receivables, net	$24,258	$40,501

      The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

	December 31

	2000	2001	2002

Balance, beginning of year	$5,395	$1,819	$5,178
Balance of business acquired	—	140	34
Provision for doubtful accounts	2,403	3,219	7,047
Accounts receivable written off	(5,979)	—	(5,989)

Balance, end of year	$1,819	$5,178	$6,270

10. Inventory

      Inventory as of December 31, 2001 and 2002 comprised of the following:

	December 31

	2001	2002

Spare parts for base stations	$10,795	$15,519
Handsets and accessories	6,232	18,056
Other inventory	9,157	7,811

Inventory	$26,184	$41,386

      Obsolescence expense during the year ended December 31, 2000, 2001 and 2002 amounted to $2,114, $2,543 and $5,614, respectively, and was included in operating expenses in the accompanying consolidated statements of operations.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

11. Property, Plant and Equipment

      The net book value of property, plant and equipment as of December 31, 2001 and 2002 was as follows:

	December 31

	2001	2002

Network and base station equipment (including leased network and base station equipment of $32,248 and $49,711, respectively)	$616,699	$959,465
Leasehold improvements	7,233	4,299
Office equipment, computers and software (including leased office equipment, computers and software of $1,824 and $1,739, respectively)	42,340	68,271
Buildings	37,412	96,420
Vehicles	4,931	7,607

Property, plant and equipment, at cost	708,615	1,136,062

Accumulated depreciation (including accumulated depreciation on leased equipment of $9,995 and $13,420, respectively)	(168,989)	(299,216)

Equipment for installation	263,483	313,222
Construction in-progress	52,947	194,565

Property, plant and equipment, net	$856,056	$1,344,633

      Depreciation expenses during the years ended December 31, 2000, 2001 and 2002 amounted to $39.9 million, $73.7 million and $116.0 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $nil, $1,589 and $3,425 respectively.

12. Other Intangible Assets

      Intangible assets at December 31, 2001 and 2002 comprised of the following:

	December 31

	2001	2002

Numbering capacity	$66,203	$70,885
Rights to use premises	24,380	25,420
Software and other	47,148	120,674

	137,731	216,979

Accumulated amortization	(52,953)	(78,889)

Intangible assets, net	$84,778	$138,090

      As a result of limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunications operators in Moscow. Costs of acquiring numbering capacity are amortized over period of five to ten years in accordance with the terms of the contract entered into to acquire such capacity.

      The principal component of MTS’ right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS’ administrative offices and facilities utilized for mobile switching centers.

      Amortization expense during the years ended December 31, 2000, 2001 and 2002 amounted to $12.9 million, $17.5 million and $30.0 million, respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

13. Deferred Connection Fees

      Deferred connection fees for the years ended December 31, 2001 and 2002 were as follows:

	December 31

	2001	2002

Balance at beginning of year	$31,553	$47,412
Payments received and deferred during the year	35,886	19,346
Amounts amortized and recognized as revenue during the year	(20,027)	(24,854)

Balance at end of year	47,412	41,904

Less current portion	21,419	22,210

Non-current portion	$25,993	$19,694

      MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and the estimated average subscriber life (see Note 3 Summary of Significant Accounting Policies).

14. DEBT

     The Notes (see also Note 26 Subsequent Events)

      On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%. Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized. On March 20, 2002, MTS Finance issued additional $50 million 10.95% notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $649 were capitalized. All the notes are guaranteed by MTS OJSC and mature on December 21, 2004. MTS Finance makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxemburg Stock Exchange. In May 2002 these notes were registered with the SEC under the Securities Act of 1933.

      These notes are subject to certain restrictive covenants including, but not limited to, limitations on the incurrence of additional indebtedness, limitations on the Group’s ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

     Ericsson debt restructuring

      In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB (“Ericsson”) that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years (the “Ericsson Loan”). The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing in 1999. On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR plus 4% (5.4% at December 31, 2002). If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of additional 6% per annum. The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without lender’s express consent.

      Concurrent with the Group’s acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS entered into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

Sistema. The carrying value of these notes is insignificant at December 31, 2001 and 2002. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2002, Sistema has made payments under this obligation in the amount of $48,024, $28,897 of which are repayable in the form of long-term, ruble denominated promissory notes with 0% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

      At December 31, 2001 and 2002, $35 million and $30 million were outstanding, respectively, under the Ericsson Loan.

     Dresdner bank credit facilities

      In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC (“Dresdner Bank”) to borrow up to $20 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR plus 3.2% (4.6% at December 31, 2002) per annum. Default interest is 12% per annum. At December 31, 2001 and 2002 $3 million and $20 million were outstanding, respectively, under this agreement and are included in the current portion of long-term debt in the accompanying consolidated balance sheets.

      In December 2001 and April 2002, UDN-900 entered into credit agreements with Dresdner Bank, expiring on April 2004. As of December 31, 2001 and 2002, the amounts of borrowings under these agreements were $ nil and $4.3 million, respectively. Amounts outstanding under these agreements bear interest of LIBOR plus 3.2% (4.6% December 31, 2002) per annum.

      In July 2002, MTS OJSC entered into a credit facility with Dresdner Bank. The credit facility allows borrowings up to $12 million with the final repayment date no later than June 1, 2004. The amount advanced under the facility bears interest of LIBOR plus 1.95% (3.35% at December 31, 2002) per annum. Default interest is 12% per annum. As of December 31, 2002, $5 million was outstanding under this credit facility.

     International Moscow bank credit facility

      In November 2001, Telecom XXI entered into a credit facility with the International Moscow Bank to borrow up to $15 million. Amounts borrowed under the credit facility must be repaid within two months of the first disbursement under the credit facility and bear interest of LIBOR plus 3.1% (4.5% at December 31, 2002) per annum. Default interest is 7.9% per annum. At December 31, 2001 and 2002, $10 million and $ nil, respectively, was outstanding under this agreement and is included in the current portion of long-term debt. Amounts outstanding on the facility are guaranteed by MTS OJSC.

     Citibank credit facility

      In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility must be repaid in June 2003 and bear interest of LIBOR plus 3.5% (4.9% at December 31, 2002) per annum. Overdue amounts bear an additional 3% per annum. At December 31, 2002, $9 million outstanding under this facility is included in the current portion of long-term debt. The amounts outstanding on the facility are guaranteed by MTS OJSC.

     Inkombank credit facility to MSS

      In August 1997, MSS entered into a $12 million credit facility with OJSC AB Inkombank (“Inkombank”) for the purposes of financing GSM-900 network development. The facility had a final repayment date of March 31, 2002. The amount advanced under the agreement bore interest of 16% per annum. In December 2001, MTS negotiated with Inkombank to pay $4,169 immediately to extinguish the outstanding obligation of $6,949. This resulted in an extraordinary gain of $2,113 ($0.001 per basic and diluted share), net of taxes of $667, upon the extinguishment.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

     Sberbank credit facilities

      Kuban-GSM has a number of ruble-denominated credit facility agreements with Sberbank of Russian Federation (“Sberbank”). The amounts borrowed under these credit facilities bear interest at rates varying from 17% to 23% and are to be repaid in regular installments on various dates ending June 2005.

      Borrowings under these facilities are secured by a pledge of equipment with carrying value of $34.5 million at December 31, 2002.

      At December 31, 2002, the total amount payable under these facilities, including accrued interest was $21 million.

     Yugbank loans

      Kuban-GSM has a number of credit facility agreements with Yugbank denominated in rubles. The amounts borrowed under these credit facilities bear interest at rates varying from 19% to 21% and are to be repaid between October 2003 and September 2004. Borrowing under these facilities are secured by a pledge of equipment with a carrying value of $7 million at December 31, 2002. As of December 31, 2002, the total amount payable under these facilities, including accrued interest was $3 million.

     Rosbank loan

      In December 2002, Kuban-GSM entered into a ruble-denominated credit agreement with Rosbank, maturing in December 2003. As of December 31, 2002, the amount of borrowings under this agreement was $3 million. Amounts outstanding under this agreement bears interest at 19% per annum. Borrowings under this facility are secured by a pledge of equipment with a carrying value of $13 million at December 31, 2002.

     WestLB International loan

      In July 2002, MTS-P entered into a credit facility agreement with WestLB International S.A. As of December 31, 2002, the amount of borrowings under this agreement was $4 million. Amounts outstanding under this agreement bear interest of EURIBOR plus 2% (4.9% at December 31, 2002) per annum for the first two years for each advance and 4% per annum for the remaining interest periods for each advance until maturity. Final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC.

     RTDC loan

      Dontelecom has a loan agreement with Russian Telecommunications Development Corporation (“RTDC”). The principal outstanding amounted to $1.4 million as of December 31, 2002. The interest rate is fixed at 9.5% per annum on outstanding principal balance. The final maturity of this agreement is December 31, 2003.

     Motorola loan

      Dontelecom has a loan agreement with Motorola for GSM cellular equipment, principal and interest which are payable semiannually; the amounts outstanding bear interest of at 8.23% per annum. The principal amounted to $1.6 million as of December 31, 2002. Final maturity of this agreement is January 2003.

      The following table presents aggregate scheduled maturities of long-term debt principal as of December 31, 2002:

Payments due in the year ended December 31,
2003	$67,098
2004	333,133
2005	17,992
2006	7,151

$425,374

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

15. CAPITAL LEASE OBLIGATIONS

      The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2002:

Payments due in the year ended December 31,
2003	$25,871
2004	7,697
2005	1,549
2006	16
2007	14
Thereafter	32

Total minimum lease payments (undiscounted)	35,179
Less Amount representing interest	(6,706)

Present value of net minimum lease payments	28,473
Less current portion of lease payable	(21,232)

Non-current portion of lease payable	$7,241

      For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2002, see Note 20 Related Parties.

16. ACCRUED LIABILITIES

      Accrued liabilities at December 31, 2001 and 2002 were comprised of the following:

	December 31

	2001	2002

VAT	$31,213	$29,393
Taxes other than income	13,781	31,810
Interest payable	1,636	1,500
Other accruals	4,996	11,216

Total accrued liabilities	$51,626	$73,919

17. INCOME TAX

      MTS’ provision for income taxes is as follows for the respective periods ended:

	December 31

	2000	2001	2002

Current provision for income taxes	$52,086	$138,092	$129,406
Deferred income tax benefit	(932)	(40,631)	(18,989)

Total provision for income taxes	$51,154	$97,461	$110,417

      MTS’ statutory income tax rate in 2000 was 30%. From January 1, 2001, MTS’ statutory income tax rate was 35% as a result of changes in Russian legislation. The increase in tax rate to 35% resulted in recognition of a deferred tax liability of approximately $10 million in 2000. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate was reduced to 24%. This reduction in the statutory income tax rate resulted in the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

recognition of a net deferred tax benefit of approximately $22 million in 2001. The statutory income tax rate reconciled to MTS’ effective income tax rate is as follows for the respective periods ended:

	December 31

	2000	2001	2002

Statutory income tax rate for year	30%	35%	24%
Adjustments:
Expenses not deductible for tax purposes	17.4	13.6	2.1
Tax allowance generated from investment in infrastructure	(18.2)	(8.3)	—
Effects of increase in income tax rate	7.0	—	—
Effects of decrease in income tax rate	—	(6.6)	—
Other	1.8	(3.9)	(0.3)

Effective income tax rate	38.0%	29.8%	25.8%

      Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2001 and 2002:

	December 31

	2001	2002

Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$10,050	$13,606
Deferred connection fees	10,910	10,057
Loss carryforward (Rosico and MSS)	14,709	10,033
Other	2,263	9,555

	37,932	43,251
Valuation allowance	(25,892)	(12,695)

Deferred tax assets	12,040	30,556

Less: current portion	5,802	12,223

Non-current portion	$6,238	$18,333

Deferred tax liabilities
Licenses acquired	$(66,745)	$(91,606)
Other	(760)	(14,212)

Total deferred tax liabilities	(67,505)	(105,818)

Net deferred tax liability	$(55,465)	$(75,262)

      As of December 31, 2001 and 2002, Rosico and MSS were entitled to loss carryforwards in the amounts of $61,286 and $41,803, respectively. These loss carryforwards resulted in deferred tax assets at December 31, 2001 and 2002 in the amounts of $14,709 and $10,033, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. The Group has recorded a valuation allowance for the entire tax loss carryforward related to Rosico and MSS since it is more likely than not that the tax asset will not be realized.

18. SHAREHOLDERS’ EQUITY

      In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. Net income of MTS OJSC for the year ended December 31, 2001 and 2002 which is distributable under Russian legislation totaled 8,587 million rubles ($294,381) and 10,759 million rubles ($343,278), respectively.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

19.   STOCK BONUS AND STOCK OPTION PLANS

      On April 27, 2000, contingent on the closing of MTS’ initial public offering (see Note 1 General), MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under these plans, directors, key employees and key advisors received 3,587,987 of MTS common shares as well as the right to participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of MTS common shares. At the time of the initial public offering, MTS OJSC issued 13,554,618 shares of common stock to its subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. These shares have been classified as treasury stock in the accompanying consolidated balance sheets.

      Under the stock bonus plan, during September 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

		Percentage
	Number	of total
	of shares	shares
	purchased	outstanding

Employees and Directors	3,049,786	0.153
Key Advisors	538,201	0.027

Total	3,587,987	0.180

      All those listed above were restricted from selling these shares for 180 days from the date of purchase. On the date the shares were granted, MTS recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4,500 and $797, respectively, based on the fair value of the shares (see also Note 20 Related Parties).

      Options under the stock option plan are generally granted at an exercise price equal to the average sale price of MTS stock on New York Stock Exchange over a 100-day period preceding the grant date and vest over the period not exceeding two years, contingent on continued employment or board membership of participants.

      During 2001 and 2002, MTS made several grants pursuant to its stock option plan to employees and directors of the Group. A summary of the status of the Group’s stock option plan as of December 31, 2001 and 2002, is presented below:

		Weighted average
	Shares	exercise price

Outstanding at January 1, 2001	—	—
Granted during 2001	1,829,221	$1.31
Outstanding at December 31, 2001	1,829,221	1.31
Granted	2,846,681	1.49
Forfeited	27,481	1.31

Outstanding December 31, 2002	4,648,421	$1.42

      None of the options outstanding at December 31, 2001 and 2002, were exercisable. Options outstanding at December 31, 2002, have exercise price ranging from $1.31-$1.49 per share and a their weighted average remaining contractual life was approximately 2 years at December 31, 2002.

      Fair values of options granted in 2001 and 2002 were $0.36 and $0.50 per share, respectively, and were estimated using the Black-Scholes option pricing model. The risk free rates applied for 2001 and 2002 were 15.5% and 6.1%, respectively. The following assumptions were applied to options granted in 2001 and 2002, respectively: (i) expected dividend yields of nil% and nil%; (ii) expected volatility rates of 45% and 50% and (iii) expected lives of 2 years for 2001 and 2002.

      In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

20. RELATED PARTIES

      Related party balances as of December 31, 2001 and 2002 comprised of the following:

	December 31

	2001	2002

Accounts receivable:
T-Mobile receivable for roaming	$677	$1,374
Receivables from investee companies	1,700	2,195

Total accounts receivable, related parties	$2,377	$3,569

Accounts payable:
T-Mobile payable for consulting services	$1,970	$—
T-Mobile other payables	1,266	—
Telmos for interconnection	207	184
MTU-Inform for interconnection	2,593	4,154
MGTS for interconnection	106	630

Total accounts payable, related parties	$6,142	$4,968

     Moscow Bank of Reconstruction and Development (MBRD)

      Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2001, MTS’ cash position at MBRD amounted to $112.4 million including $105 million in time deposits and $7.4 million in current accounts. As of December 31, 2002, MTS’ cash position at MBRD amounted to $38.7 million including $34.0 million in time deposits and $4.7 million in current accounts. The related interest accrued and collected on the deposits for the years ended December 31, 2001 and 2002 amounted to $3.0 million and $5.1 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

     Rosno OJSC

      MTS arranged medical insurance for its employees and insured its property at the amounts of approximately $274 million, $612 million and $781 million in 2000, 2001 and 2002, respectively, with Rosno OJSC, whose significant shareholder is Sistema. Insurance premiums paid to Rosno OJSC for the years ended December 31, 2000, 2001 and 2002, amounted to $6.5 million, $8.0 million and $4.9 million, respectively, including premiums paid for medical insurance amounting to $1.6 million, $2.5 million and $3.6 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC have been entered at market terms.

     Maxima Advertising Agency (Maxima)

      In 2000, 2001 and 2002, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 2000, 2001 and 2002, were $6.4 million, $8.7 million and $13.1 million, respectively. Maxima is related to MTS through MTS’ directors who are also members of Maxima’s board of directors.

     Telmos

      In 2000, 2001 and 2002, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for the years ended December 31, 2000, 2001 and 2002, were approximately $4.3 million, $4.0 million and $1.3 million, respectively. Management believes that these arrangements are at market terms.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

     Moscow City Telephone Network (MGTS)

      In 2000, 2001 and 2002, MTS had line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 2000, 2001 and 2002, were approximately $1.0 million, $1.5 million and $4.4 million, respectively. In 2000, 2001 and 2002, MTS also purchased buildings from MGTS and paid $2.9 million, $2.6 million and $2.0 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

     MTU-Inform

      In 2000, 2001 and 2002, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Amounts paid under these agreements for the years ended December 31, 2000, 2001, and 2002, amounted to approximately $17.4 million, $29.0 million and $24.1 million, respectively. In 2000, 2001 and 2002 MTS also purchased telephone numbering capacity from MTU-Inform. Payments under these agreements for the years ended December 31, 2000, 2001 and 2002, amounted to $11.7 million, $4.7 million and $1.6 million, respectively. Management believes that these agreements are at market terms.

     T-Mobile

      In 2000, 2001 and 2002, the Group had roaming agreements with T-Mobile, a shareholder of the Group and its subsidiaries. Payments made by MTS under these roaming agreements were approximately $0.7 million, $0.7 million and $1.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. In addition, during 2000 T-Mobile provided consulting services to the Group for $2.7 million.

     Invest-Svyaz-Holding

      In 2001 and 2002, subsidiaries of Telecom-900, Uraltel, FECS-900 and SCS-900 entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and billing system. These leases were recorded as capital leases based on the requirements of SFAS No. 13, “Accounting for Leases.” The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year are classified as short-term, the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 15% to 44%, which management believes are market terms.

      The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2002:

Payments due in the year ended December 31
2003	$6,554
2004	4,621
2005	1,199

Total minimum lease payments (undiscounted)	12,374

Less Amount representing interest	(3,331)

Present value of net minimum lease payments	9,043
Less current portion of lease payable	(4,879)

Non-current portion of lease payable	$4,164

      In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $7 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group. For the year ended leases to the Group amount to approximately 99% of revenues of Invest-Svyaz-Holding.

      Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001, were $503 and $139, respectively. For the

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

year ended December 31, 2002, principal and interest paid to Invest-Svyaz-Holding were $2.9 million and $1.4 million, respectively.

     Other

      In 2000, consultants from MTS’ two major shareholders advised MTS in connection with MTS’s initial public offering. In April 2000, contingent on the closing of this stock offering, MTS established a stock bonus plan (see Note 19 Management Stock Bonus and Stock Option Plans). Under this plan, consultants purchased 538,201 common shares of MTS from Rosico at nominal price 0.1 rubles per share. In 2000, MTS recognized consulting expenses under this plan in the amount of $797 based on the fair value of the shares on the date of grant.

      As discussed in Note 6 Businesses Acquired, during 2001 and 2002 MTS acquired 81% and 19%, respectively, of the outstanding common stock of Telecom-900, for $26.8 million and $6.9 million, respectively, in cash from Sistema and Invest-Svyaz-Holding, respectively. Additionally in 2002, MTS acquired 33.33% of the outstanding common stock of Dontelecom from Sistema for $7.5 million in cash.

21. OPERATING EXPENSES

      Operating expenses for 2000, 2001 and 2002, consisted of the following:

	December 31

	2000	2001	2002

Salaries and social contributions	$33,753	$44,425	$84,706
Taxes other than income taxes	26,859	25,312	39,119
General and administrative	20,355	21,569	26,549
Rent	7,241	9,479	15,578
Insurance	4,251	5,258	6,774
Repair and maintenance	3,225	10,578	20,361
Provision for doubtful accounts	2,403	3,219	7,047
Consulting expenses	2,621	2,093	7,692
Billing and data processing	2,285	2,981	9,549
Other operating expenses	7,249	9,684	11,681

Total operating expenses	$110,242	$134,598	$229,056

22. INVESTMENTS IN AND ADVANCES TO AFFILIATES

      At December 31, 2001 and 2002, Group’s investments in and advances to affiliated included, respectively, the following:

	December 31

	2001	2002

MTS Belarus — loans receivable	$—	$30,089
MTS Belarus — equity investment	—	2,455
Receivables from other investee companies	740	1,490

Total investments in and advances to affiliates	$740	$34,034

      In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture which will have a GSM-900/1800 license to operate in Belarus. In accordance with the tender, in November 2001 the Group made an initial $10 million payment to the government of Belarus.

      From December 2001, soon after the date the Group was awarded the tender, it became increasingly apparent based upon various communications and correspondence that the Group would not be able to commence operations in Belarus as expected. The Company halted additional payments under the original

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

agreement and expensed its initial $10 million investment, as it appeared probable that the investment would not be recoverable. This charge is reflected as an impairment of investment in the accompanying consolidated statements of operations for the year ended December 31, 2001.

      As a result of additional negotiations, and a change in the Belarus government’s position, effective June 26, 2002, the joint venture received all of the governmental approvals and licenses required to commence operations in Belarus. Subsequently, the Group began investing in MTS Belarus.

      For the year ended December 31, 2002, the Group provided MTS Belarus with $30.1 million in loans bearing interest at 11% with repayment terms of between February and June 2003. Based on projected future cash flows, the Group has concluded that an additional impairment is not required as of December 31, 2002.

23. OPERATING LICENSES

      In connection with providing telecommunication services, the Group has been issued various operating licenses by the Ministry of Communications. In addition to the licenses received directly from the Ministry of Communications, the Group was granted access to various telecommunication licenses through acquisitions. At December 31, 2002, recorded values of the Group’s telecommunication licenses were as follows:

December 31
2002

Moscow license area (Rosico)	$255,812
North-Western region (Telecom XXI)	74,639
Krasnodar and Adigeya regions (Kuban-GSM)	66,919
Bashkortostan Republic (BM Telecom)	48,932
Five regions of Asian Russia (Telecom-900)	34,237
Rostov region (Dontelecom)	22,067
Seven regions of European Russia	19,503
Other	8,212

Licenses, at cost	530,321

Accumulated amortization	(143,402)

Licenses, net	$386,919

      The following table summarizes GSM-900/1800 telecommunication licenses held by the Group at December 31, 2002:

	GSM-900		GSM-1800

License region	Licensee	Expiry date	License	Expiry date

Moscow License Area
Moscow	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
Moscow Region	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad Region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Regional License Areas
European Russia
Adygeya Republic	Kuban-GSM	April 28, 2008	—	—
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Bashkortostan Republic	BM Telecom	August 22, 2007	BM Telecom	August 22, 2007
Belgorod	ReCom	May 15, 2008	Rosico	April 28, 2008
Bryansk	ReCom	May 15, 2008	Rosico	April 28, 2008
Ivanovo	—	—	Rosico	April 28, 2008
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

	GSM-900		GSM-1800

License region	Licensee	Expiry date	License	Expiry date

Kalmykia Republic	BIT	January 25, 2011	—	—
Kaluga	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	Rosico	April 28, 2008	Rosico	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Komi-Permyatsk	—	—	Rosico	April 28, 2008
Kostroma	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Krasnodar Region	Kuban-GSM	May 30, 2007	Kuban-GSM	May 30, 2007
Kursk	ReCom	May 15, 2008	Rosico	April 28, 2008
Lipetsk	ReCom	May 15, 2008	Rosico	April 28, 2008
Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	Rosico	April 28, 2008	Rosico	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	ReCom	May 15, 2008	Rosico	April 28, 2008
Orenburg	—	—	Rosico	April 28, 2008
Perm	Rosico	April 28, 2008	Rosico	April 28, 2008
Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006	—	—
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Saratov	MTS OJSC	July 11, 2012	—	—
Smolensk	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tambov	—	—	Rosico	April 28, 2008
Tula	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tver	MTS OJSC	April 4, 2007	Rosico	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	Rosico	April 28, 2008
Vladimir	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	Rosico	April 28, 2008
Yaroslavl	—	—	Rosico	April 28, 2008
Samara Region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Asian Russian
Altai Region	Mobicom-Barnaul	September 8, 2010	—	—
Altai Republic	SCS-900	July 19, 2011	—	—
Amursk	ACC	January 10, 2007	—	—
Chelyabinsk	Rosico	April 28, 2008	Rosico	April 28, 2008
Chukotka	BIT	July 19, 2011	—
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Kurgan	—	—	Rosico	April 28, 2008
Khanty Mansiysk	—	—	Rosico	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006	—	—
Sakhalin	BIT	July 19, 2011	—	—
Sverdlovsk Region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk Region	—	—	Rosico	April 28, 2008
Tyumen	—	—	Rosico	April 28, 2008
Tyva Republic	BIT	July 19, 2011	—	—
Yamalo-Nenetsk	—	—	Rosico	April 28, 2008

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      Each of the Group’s licenses, except the licenses covering the Moscow license area, contains a requirement that service be commenced and that subscriber-number and territorial-coverage targets be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. The management believes that the Group is in compliance with all material terms of our licenses.

      When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS’ current licenses now provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110,244. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses, which could require such payments. Further, management believes that the Group will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

      In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

24. COMMITMENTS AND CONTINGENCIES

     Commitments

      As of December 31, 2002, MTS committed to further purchase of network property, plant and equipment in the amount of approximately $306 million.

      As of December 31, 2002, MTS guaranteed bank loans of Invest-Svyaz-Holding (“ISH”), a shareholder of the Group, in the amount of $7 million, which were primarily used to finance Invest-Svyaz-Holding’s leases to the Group. Under these guarantees, MTS is liable for all amounts outstanding under certain bank loans of Invest-Svyaz-Holding in case ISH defaults on the payment. The guarantees expire between August 2003 and April 2005. No liability in respect of these guarantees has been recorded in the accompanying consolidated financial statements.

     Negative net equity of Rosico

      In accordance with Russian legislation, joint-stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company’s equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidation.

      During the past several years Rosico reported significant losses in its financial statements compiled in accordance with Russian accounting legislation. As a result, at December 31, 2001 and 2002, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

25. SEGMENT INFORMATION

      SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Group’s business is organized based on geographical operations. Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

      At December 31, 2002, the Group had several operating segments, of which one is a reportable segment — MTS OJSC and Rosico, which operates primarily in the Moscow license area and also has license footprint covering several other regions.

	Year ended December 31

	2000	2001	2002

Revenue:
MTS OJSC and Rosico.	$534,433	$831,857	$1,044,877
Other	1,279	64,780	370,309

Intercompany eliminations	—	(3,390)	(53,430)

Total revenue	$535,712	$893,247	$1,361,756

Operating income:
MTS OJSC and Rosico.	$141,147	$316,894	$365,698
Other	(2,100)	8,039	102,862

Intercompany eliminations	—	(824)	(4,189)

Total operating income	$139,047	$324,109	$464,371

Depreciation and amortization:
MTS OJSC and Rosico.	$85,796	$114,923	$144,004
Other	1,888	18,395	65,676

Total depreciation and amortization	$87,684	$133,318	$209,680

Additions to long-lived assets:
MTS OJSC and Rosico.	$243,037	$415,336	$360,598
Other	—	176,211	344,739

Total additions to long-lived assets	$243,037	$591,547	$705,337

	As of December 31

	2001	2002

Long-lived assets:
MTS OJSC and Rosico.	$1,045,034	$1,288,062
Other	195,451	585,769
Intercompany eliminations	(824)	(4,189)

Total long-lived assets	$1,239,661	$1,869,642

Total assets:
MTS OJSC and Rosico.	$1,625,053	$1,923,682
Other	232,846	690,481
Intercompany eliminations	(130,407)	(330,867)

Total assets	$1,727,492	$2,283,296

26. SUBSEQUENT EVENTS

     Issue of Eurobonds

      On January 30, 2003, MTS Finance issued $400 million 9.75% notes at par. These notes are guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance will make interest payments on the notes semi-annually in arrears on January 30 and July 30 of each year, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $400 million and related debt issuance costs of $3.9 million were capitalized.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

     Acquisition of UMC

      On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of Ukrainian Mobile Communications (“UMC”), a provider of mobile services in Ukraine, for cash consideration of $194,200, including the acquisition of 16.3% of the outstanding voting interest from Deutsche Telecom, a related party, for $55,000. In connection with the acquisition, MTS also assumed debt of UMC with face value of approximately $65 million. At the date of acquisition, UMC had approximately 1.8 million subscribers.

      MTS also had an option agreement with Ukrtelecom to purchase its remaining 26% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87,600. On June 4, 2003 MTS exercised its call option. As a result of the transaction, MTS’ ownership in UMC has increased from 57.7% to 83.7%.

      In addition, MTS entered into a put and call option agreement with TDC International for the purchase of its 16.3% stake in UMC. The exercise period of the call option is from May 5, 2003 to November 5, 2004, and the put option is exercisable from August 5, 2003 to November 5, 2004. The call option price is $85,000 plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; put option price is calculated based on reported earnings of UMC prior to the exercise and is subject to a minimum amount of $55,000. Purchase price allocation for the acquisition of UMC has not been finalized at the date of these statements.

     Acquisition of TAIF Telcom

      On April 2, 2003, MTS acquired 51% of common shares of TAIF Telcom, a Russian open joint-stock company, for $51 million and 50% of preferred shares of TAIF Telcom for $10 million.

      In addition, MTS has signed call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 49% common and 50% preferred shares of TAIF Telcom. The exercise period of the call options for common shares is 48 months from the date of acquisition of a 51% stake in TAIF Telcom and the put options for common shares are exercisable for 36 months from the date falling 18 months after the date of acquisition of the first stake in TAIF Telcom by MTS. A minimum price of the call and put options for common shares is $49 million plus 8% per annum starting from the moment of acquisition of the first stake of TAIF Telcom by MTS. The exercise period of the call options for preferred shares is 48 months from the date falling 24 months after the date of acquisition of a 51% of TAIF Telcom and the put options for preferred shares are exercisable for 24 months from the date falling 24 months after the date of acquisition of the first stake in TAIF Telcom by MTS. A minimum price of the call and the put options for preferred shares is $10 million plus 8% per annum starting from the moment of acquisition of the first stake of TAIF Telcom by MTS.

      If all options are exercised, MTS’ share in TAIF Telcom will increase to 100%.

      TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia. At the date of acquisition, TAIF Telcom had approximately 240,000 subscribers. Purchase price allocation for the acquisition of TAIF Telcom has not been finalized at the date of these statements.

     Transactions by major shareholders

      In March 2003, Sistema and T-Mobile (together, “the Shareholders”) entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,322,614 shares of MTS, representing 10% of MTS. The call option is exercisable to September 30, 2003. In connection with this agreement, the Shareholders entered into an additional agreement relating to the management of MTS (subject to approvals by the Russian Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity, or MAP). The major terms of the agreement are as follows:

•	T-Mobile is required to vote when necessary to ensure, as much as possible, that Sistema will have the majority of the MTS board of directors;

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

•	T-Mobile will be required to approve certain transactions such as significant acquisitions, share issuances that dilute T-Mobile’s ownership, etc;

•	a dividend policy will be approved by the Shareholders, with the expectation that annual distributions on not less than 25% of MTS OJSC net profits, according to Russian accounting standards, will be made as dividends annually, beginning effective 2003.

      In April 2003, Sistema issued $350 million 10.25% notes, due in 2008. These notes are secured by 193,473, 900 shares of common stock of MTS.

      On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6% of the outstanding common stock of the Group and purchased T-Mobile’s 49% interest in Invest-Svyaz-Holding. Concurrently with this transaction, T-Mobile sold 5% of its holding in the Group on the open market in the form of Global depository receipts, or GDRs listed on the London Stock Exchange.

      On May 19, 2003, the Group announced cash dividends of $1.10 per ADS ($0.055 per share) for a total of $110 million to be paid during June 2003.

     Additional debt issuance

      In March 2003, the Board of Directors of MTS OJSC approved the issuance of ruble denominated bonds for up to 5 billion rubles ($161 million).

THIS PAGE INTENTIONALLY LEFT BLANK

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2002 (UNAUDITED), DECEMBER 31, 2001
AND DECEMBER 31, 2000
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE CONSECUTIVE YEARS ENDED
DECEMBER 31, 2001

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2002 (UNAUDITED), 2001 AND 2000

This report is a copy of a previously issued Andersen affiliate report and the Andersen affiliate has not reissued the report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polska Telefonia Cyfrowa Sp. z o.o.

      We have audited the accompanying consolidated balance sheets of Polska Telefonia Cyfrowa Sp. z o.o. (a Polish limited liability company) and its subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows for each of the consecutive three years ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries, as at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the consecutive three years ended December 31, 2001 in accordance with Statements of International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”).

      Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States (“US GAAP”). A description of these differences and a reconciliation of net income and shareholders’ equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 32.

      As explained in Note 4.1.b to the consolidated financial statements, the Company has given retrospective effect to the change in its revenue recognition policy relating to multiple-element contracts.

Arthur Andersen Sp. z o.o.

Warsaw, Poland

March 1, 2002

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Consolidated Income Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2002	2001	2000

		(unaudited)		(restated)
Net sales	6	4,929,824	4,344,896	3,684,723
Cost of sales	7	(2,989,193)	(2,727,437)	(2,286,426)

Gross margin		1,940,631	1,617,459	1,398,297
Operating expenses	7	(790,115)	(785,429)	(766,016)

Operating profit		1,150,516	832,030	632,281
Non-operating items
Interest and other financial income	8	266,454	316,616	227,125
Interest and other financial expenses	9	(848,132)	(694,546)	(716,665)

Profit before taxation		568,838	454,100	142,741
Taxation charge	10	(222,362)	(26,879)	(33,354)

Net profit for the year		346,476	427,221	109,387

The accompanying notes are an integral part of these consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Consolidated Balance Sheets

as at December 31, 2002 and December 31, 2001
(in thousands of PLN)

		As at	As at
		December 31,	December 31,
	Notes	2002	2001

		(unaudited)
Current assets
Cash and cash equivalents	26	54,412	36,511
Short-term investments and other financial assets	11	12,143	98,278
Debtors and prepayments	12	620,749	538,822
Inventory	13	234,545	167,114

		921,849	840,725
Long-term assets
Property, plant and equipment	14	3,438,686	3,783,810
Intangible fixed assets	15	2,651,130	2,412,810
Financial assets	16	171,288	105,985
Deferred costs and other long-term assets	17	82,091	74,123

		6,343,195	6,376,728

Total assets		7,265,044	7,217,453

Current liabilities
Accounts payable	18	285,277	286,621
Amounts due to State Treasury	18	57,756	46,184
Interest-bearing liabilities	18	121,122	190,429
Accruals	20	185,569	123,686
Deferred income and other liabilities	18	224,358	224,260

		874,082	871,180
Long-term liabilities
Interest-bearing liabilities	19	4,583,365	5,083,933
Non-interest-bearing liabilities	19	165,159	193,822
Deferred tax liability	10	268,171	52,121
Provisions for liabilities and charges	20	21,740	20,652

		5,038,435	5,350,528

Total liabilities		5,912,517	6,221,708

Capital and reserves	21
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(86,649)	(96,955)
Accumulated profit		558,422	211,946

		1,352,527	995,745

Total equity and liabilities		7,265,044	7,217,453

The accompanying notes are an integral part of these consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	568,838	454,100	142,741
Adjustments for:
Depreciation and amortization	909,983	850,572	519,705
Charge to provision and write-offs of doubtful debtors	29,224	67,626	146,624
Charge to provision for inventory	7,333	11,151	7,082
Other provisions long-term	1,089	7,744	9,144
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	145,394	(91,609)	(92,207)
(Gain)/loss on disposal of tangibles and intangibles	10,804	(1,582)	8,664
Interest expense, net	436,283	469,539	501,580

Operating cash flows before working capital changes	2,108,948	1,767,541	1,243,333
(Increase)/decrease in inventory	(74,764)	31,025	(32,392)
Increase in debtors, prepayments and deferred cost	(101,165)	(129,383)	(104,527)
Increase/(decrease) in trade payables and accruals	90,529	24,560	20,142

Cash from operations	2,023,548	1,693,743	1,126,556
Interest paid	(482,978)	(450,820)	(453,183)
Interest received	17,182	15,213	38,005
Income taxes paid	(1,618)	(1,325)	(4,451)
Realization of financial instruments	(32,973)	(94,411)	(22,011)

Net cash from operating activities	1,523,161	1,162,400	684,916
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(257,314)	(1,372,058)	(329,064)
Purchases of tangible fixed assets	(379,923)	(1,128,118)	(1,434,875)
Proceeds from short-term investments	91,456	199,699	193,959
Proceeds from sale of equipment and intangibles	18,344	25,250	14,905

Net cash used in investing activities	(527,437)	(2,275,227)	(1,555,075)
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
(Repayment of)/net proceeds from Bank Credit Facilities	(322,201)	1,288,594	—
Repayment of Loan Facility	—	(836,158)	(248,643)
(Redemption of)/proceeds from the Notes	(655,622)	704,141	—
Net change in overdraft facility	12	(36,342)	36,342
Additional paid-in capital, net	—	—	16,827

Net cash (used in)/from financing activities	(977,811)	1,120,235	(195,474)
Net (decrease)/increase in cash and cash equivalents	17,913	7,408	(1,065,633)
Effect of foreign exchange changes on cash and cash equivalents	(12)	(362)	(411)
Cash and cash equivalents at beginning of period	36,511	29,465	1,095,509

Cash and cash equivalents at end of period	54,412	36,511	29,465

The accompanying notes are an integral part of these consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

		Additional
	Share	paid-in	Hedge	Accumulated
	Capital	capital	reserve	profit/(loss)		Total

Balance as at January 1, 2000 (restated)	471,000	—	—	(303,194)		167,806
Additional paid-in capital	—	409,754	—	—		409,754
Net profit for the period	—	—	—	109,387		109,387

Balance as at December 31, 2000 (restated)	471,000	409,754	—	(193,807	)*	686,947

Balance as at January 1, 2001	471,000	409,754	—	(193,807	)*	686,947
Effect of adopting IAS 39	—	—	—	(21,468)		(21,468)
Fair value losses on cash flow hedge, net of tax	—	—	(96,955)	—		(96,955)
Net profit for the period	—	—	—	427,221		427,221

Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946		995,745

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946		995,745
Cash flow hedge:
net fair value loss, net of tax	—	—	(17,717)	—		(17,717)
reclassified and reported in net profit	—	—	30,210	—		30,210
deferred tax on reclassified item	—	—	(8,459)	—		(8,459)
deferred tax change in rates	—	—	6,272	—		6,272
Net profit for the period	—	—	—	346,476		346,476

Balance as at December 31, 2002 (unaudited)	471,000	409,754	(86,649)	558,422		1,352,527

*	The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment (see Note 3.1).

The accompanying notes are an integral part of these consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

1.   Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented in 2004 (see Notes 2, 3.5 and 15).

The principal activities of the Company are not seasonal or cyclical.

Authorization of the consolidated financial statements

These consolidated financial statements have been issued by the Board of Directors on February 7, 2003.

2.   Significant events in the year 2002

On April 24, 2002 the Company received a decision from the President of Office for Telecommunication and Post Regulation (“OTPR”) confirming the postponement of the UMTS services launch deadlines by 12 months. According to this decision the Company is obliged to start rendering the UMTS services not earlier than on January 1, 2004 and not later than on January 1, 2005.

Following amendments to the Bank Credit Facilities (signed in May 2002 and allowing the Company to use the facilities for redemption of part of the Notes) on June 18, 2002 the General Shareholders’ Assembly accepted a plan to redeem part of the Notes. In August 2002 the Company called part of its 10 3/4% Notes and repurchased part of its EUR 11 1/4% Notes and part of 10 7/8% Notes (see Note 19a).

On October 23, 2002 the Antimonopoly Court rejected the claim of Telekomunikacja Polska S.A. (“TP SA”) (Polish biggest fixed line operator) against OTPR’s decision from May 28, 2001 on setting rates paid to the Company from international calls going through TP SA’s network and terminating in the Company’s network (see also Note 4).

On November 30, 2002 the Polish Parliament issued an act increasing corporate income tax rates from 24 and 22 percent for 2003 and the consecutive years, respectively to 27 percent. The change caused an increase in net deferred tax liability decreasing net income for the year ended December 31, 2002.

On November 30, 2001, the President of OTPR issued a decision, which lowered mobile to fixed interconnection rates by approximately 67 percent. TP SA appealed this decision to the Antimonopoly Court. On November 6, 2002 the Antimonopoly Court upheld TP SA’s appeal stating that the justification for the new level of rates set by OTPR was insufficiently detailed. From November 6, 2002 the Company used the rates effective before November 30, 2001.

On December 24, 2002 the Company signed an annex to interconnect agreement with TP SA, which contractually lowered mobile to fixed interconnect rates by over 60%. The lowered rates were effective from January 1, 2002. The annex also set reductions in TP SA’s fixed to mobile tariffs and set reduction of rates for TP SA’s clients calling to the Company’s network to be effected in 2003.

All the effects of changes in interconnect rates were accounted for in the accompanying financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies

3.1. Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying consolidated financial statements reflect certain adjustments not reflected in the Company’s statutory books to present these statements in accordance with standards issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

The preparation of consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of current event and actions, actual results ultimately may differ from these estimates.

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the years ended December 31, 2002, 2001 and 2000 have been presented in Note 29 to these consolidated financial statements.

The IFRS rules that were mandatory as at December 31, 2002 were applied to these consolidated financial statements.

The Company adopted IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and revenue recognition policy for multiple-element transactions based on SAB 101 “Revenue Recognition in Financial Statements” (“SAB 101”) in 2001. The financial effects of adopting these standards were reported in the previous year’s consolidated financial statements.

3.2. Group Accounting

These consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated).

All intercompany balances and transactions are eliminated in consolidation.

On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries on its own.

On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

Additionally, the Company acquired 125 fully-paid shares with a par value of EUR 1,000 each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries of its own.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies — (Continued)

3.3. Measurement Currency

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). The majority of the Company’s receivables, large part of its short-term liabilities and some of long-term liabilities are PLN denominated. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

3.4. Property, plant and equipment

Property, plant and equipment are shown at historical cost less accumulated depreciation.

The costs of property, plant and equipment include borrowing costs — interests and foreign exchange differences to the extent that they are regarded as an adjustment to interest resulting from payments or valuation of liabilities financing the relevant property, plant and equipment acquisition or construction.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is expected that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. The renovations are depreciated over the remaining useful life of the related asset.

Depreciation is calculated using the straight-line method over the estimated useful life of the assets. The following depreciation rates have been applied:

	Annual rate	Estimated
	in %	Useful Lives in years

Buildings under capital lease	2.5%	40
Other buildings	4.0%	25
Plant and equipment	10.0 - 33.0%	3 - 10
Motor vehicles	12.5 - 30.0%	3 - 8
Other	10.0 - 30.0%	3 - 10
Leasehold improvements (operating lease)		lease term
Land	not depreciated

Where carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

Effective January 2002 the Company changed prospectively the expected useful lives for part of network fixed assets (plant and equipment, part of other buildings) and non-network other fixed assets (i.e. modems, UPS equipment and other).

Changes in depreciation rates were as follows:

	from	to

— network fixed assets	4.0 - 12.5%	10.0 - 25.0%
— non-network other fixed assets	10.0 - 20.0%	12.5 - 33.0%

If the new rates had been applied for the years ended December 31, 2001 and 2000, the depreciation expense for those periods would have increased by PLN 80,870 and PLN 53,694, respectively.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies — (Continued)

3.5. Intangible Fixed Assets

Licenses

Intangible fixed assets include three licenses (GSM 900, GSM 1800 and UMTS licenses), which the Company acquired from the Polish State. Telecommunication licenses are measured at cost less accumulated depreciation. As the payments are deferred beyond normal credit terms the cost of license is the cash price equivalent. The difference between this amount and total payments is recognized as interest expense over the period of credit unless it is capitalized on the license value during its development period. The cost of UMTS license includes also interests on liabilities financing the license acquisition and foreign exchange differences to the extent that they are regarded as an adjustment to interest. The licenses are amortized using the straight-line method over the periods of their validity, i.e. GSM 900 license — over 14.5 years (173 months), GSM 1800 license — over 14.5 years (174 months) and UMTS license will be amortized over the period of usage from the date of the operational start-up of the underlying services. For further disclosure see Note 15.

Computer software

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with development of identifiable and unique software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Computer software development cost recognized as assets are amortized using the straight-line method over their useful lives which is from 2 to 5 years for office software and from 1.2 to 10 years for network software.

Other intangible assets

Expenditure to acquire patents, trademarks and licences other than telecommunication licenses is capitalized and amortized using the straight-line method over their useful life, but not exceeding 10 years.

3.6. Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use.

Recoverable amount is estimated for an individual asset or, if it is not possible to do so, it is determined for cash-generating unit to which asset belongs.

3.7. Debtors

Amounts due from debtors are measured at cost net of provisions for doubtful accounts. The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

3.8. Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is principally assigned by using weighted average cost formulas.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies — (Continued)

3.8. Inventories — (Continued)

The Company writes down the cost of inventories to net realizable value by setting adequate provisions netted with the related inventory balance. The costs of inventories become unrecoverable if those inventories are damaged, become wholly or partially obsolete or if their selling price declines.

The current or planned promotions do not affect provisions for handset inventory.

3.9. Leasing

The Company acquired its head-office premises under finance lease conditions and initially recognized assets and liabilities in the balance sheet at amounts equal to the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the Company’s incremental borrowing rate was used.

The interest element of the leasing finance cost is charged to the income statement over the lease period so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The finance lease liability was initially measured at an amortized cost. After the bifurcation of embedded derivative (Index swaps — see Notes 3.14 and 23) it has two components: main liability measured at amortized costs and the indexing (embedded derivative) measured at fair value. See also “Property, plant and equipment held under capital lease” in Note 14, “Finance lease” in Note 19c.

3.10. Borrowings

a.   Notes

The Company is full and unconditional guarantor of the Notes issued by its subsidiaries (see Note 19a). The Notes were recognized at fair value of consideration received less transaction costs plus call options initial value. They are amortized according to effective interest rates. Any difference between proceeds (net of transaction costs) and the redemption value including the initial value of options, if bifurcated, is recognized in the income statement over the period of the borrowings.

b.  Bank Credit Facility

Bank Credit Facility was initially recognized at the proceeds received and is subsequently recorded at costs plus accrued interest (see Note 19b). Transaction costs attributable to Bank Credit Facility are classified as intangible assets.

3.11. Advertising expense

The Company charges the cost of advertising to expense as incurred.

3.12. Deferred income tax

Deferred income tax is calculated using the balance sheet liability method. Under the balance sheet liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carry forward of unused tax losses and credits. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and its taxable base.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies — (Continued)

3.13. Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation,and a reliable estimate of the amount can be made.

3.14. Derivatives

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The Company recognizes derivatives embedded in the host contracts and account for them as separate derivatives if economic characteristics and risks of the derivative are not closely related to the host contract.

The gain or loss resulting from remeasurement of derivatives to fair value is recognized in the income statement in the period they occur, unless the derivative is designated to hedge accounting.

The Company designates certain derivatives as hedge of the fair value of a recognized asset or liability (fair value hedge) or hedge of a forecasted transactions (cash flow hedge) (see Note 5a). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in shareholders’ equity, net of tax effect. Amounts deferred in shareholders’ equity are transferred to the income statement and classified as financial income or expense in the period when the hedged forecasted transactions accrue in the income statement.

Derivatives that are designated as cash flow hedges are regularly reviewed for the effectiveness and the gain or loss relating to the ineffective portion of the derivatives is recognized in the income statement immediately.

A derivative financial asset (or its portion) is derecognised if the Company loses control of the contractual rights that comprise the derivative financial asset (or its portion). A derivative financial liability (or its part) is removed from its balance sheet when, and only when, it is extinguished — that is when the obligation specified in the contract is discharged, cancelled, or expires. For further disclosure see Note 23.

3.15. Measurement base for financial assets and liabilities

The fair value of derivatives held for trading is based on quoted market price at the balance sheet date. The fair value of cross-currency interest rate swaps is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies — (Continued)

3.15. Measurement base for financial assets and liabilities — (Continued)

The table below presents the measurement categorization of financial assets and liabilities

Category	Balance sheet item	Measurement

Financial assets
Held for trading	Cash and cash equivalents, Derivatives: forward contracts, Note options, Index swaps	Fair value Fair value model using market data
Held to maturity	Short-term investments	Amortized cost
Loans and receivables originated by the Company	Trade and other debtors	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data
Financial liabilities
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
Non-trading liabilities	License liabilities	Amortized cost
	Construction payables	Original recorded cost
	Trade and other creditors	Original recorded cost
	Long-term Notes	Amortized cost
	Finance lease	Amortized cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data

3.16. Revenue recognition

Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

The Company set criteria for recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements as initiated by SAB 101 and further interpretations (see Note 3.1).

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the prepaid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred and recognized ratably over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies — (Continued)

3.16. Revenue recognition — (Continued)

The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in the following table:

Multi-element contract (handset, activation and telecommunication service)

	Separable	Non-separable

Accounting treatment	Activation represents up-front non- refundable fee. Handset is sold separately from the rest of the multi-element contract	Handset, activation and service are treated as multi-element contract that is non- separable.
Revenue recognition	Activation and handset revenue is recognized immediately.	Multiple Element Revenue: Activation and handset revenue is deferred over average expected life of the customer.
Cost recognition	Cost of the activation card and handset is recognized immediately.	Multiple Element Cost:
Cost of activation card and cost of handset equal to activation and handset revenue is deferred over average expected life of the customer. The excess of the costs over revenues is immediately expensed.

Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the relative fair value of the elements.

3.17. Transactions in foreign currencies

Foreign currency transactions are translated into measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from translation of monetary assets and liabilities denominated in foreign currencies using exchange rates prevailing at the end of the reporting period, are recorded in the income statement, except when capitalized to cost of qualifying assets.

The financial statements of the Company’s subsidiaries as being integral to the Company’s operations are translated using the same standards and procedures as if the transactions had been those of the Company itself.

Starting January 1, 2002 the Company changed foreign exchange rules used for measurement of assets and liabilities denominated in foreign currencies. The assets are translated using the bid foreign exchange rates and the liabilities are translated using the offer foreign exchange rates of the dominant bank serving the Company. The rules are not applied to the contracts denominated in foreign currencies containing specific clauses regarding translation.

The change was initiated by the changes in PAS due to amendments enacted in the Polish Accounting Act. The Company has decided to apply those more precise rules under IFRS.

3.18. Capitalization of borrowing costs

Borrowing costs (including interest, foreign exchange gains and losses to the extent that they are regarded as an adjustment to interest, and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

3.   Principal Accounting Policies — (Continued)

3.18. Capitalization of borrowing costs — (Continued)

cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

3.19. Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. The reclassifications were not significant and did not affect the income statements.

3.20. Capital

Additional paid-in capital is classified in the equity as the probability of its payback to the shareholders is low and depends on certain law and contractual restrictions.

4.   Events after the balance sheet date

On January 20, 2003 the Company has been informed that TP SA lodged cassation to the Supreme Court against the Antimonopoly Court’s judgement relating international traffic rates terminating in the Company’s network. Management supported by an independent legal counsel assesses the situation as causing contingent liability as the probability that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgement is little (see also Note 2).

5.   Financial risk management

The Company’s treasury function is responsible for managing financial risk in accordance with the Company’s hedging policy. Principle exposures and methods used by the Company to mitigate those exposures are described below.

The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which the hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Supervisory Board.

The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Supervisory Board based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Supervisory Board must approve any actions taken to hedge transaction risk.

a.   Foreign exchange risk

A significant proportion of the financing liabilities of the Company is denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and book value of the Company in PLN terms.

The treasury function manages the foreign exchange exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (“Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (“Uncommitted Exposures”).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

5.   Financial risk management — (Continued)

a.   Foreign exchange risk — (Continued)

Hedge activities are undertaken on the basis of short- to long-term cash flow forecasts provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures by range of means agreed by the Management Board and the Supervisory Board on at least an annual basis, providing hedging can be obtained at acceptable cost. The Company may undertake actions to cover individually identified Uncommitted Exposures providing they are in compliance with hedging policy and constitute an integral part of annually accepted hedging strategies.

The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

—	forward and non-delivery forward transactions (“NDF contracts/ transactions”),

—	currency swaps,

—	cross-currency interest rate swaps (“CC swaps”),

—	foreign exchange options.

The Company hedges its long-term foreign exchange exposure arising from coupon payments on EUR and USD denominated Notes by concluding CC swaps (see Notes 3.14 and 23).

The Company hedges its medium-term foreign exchange exposure arising from possible repayments of a part of principal on EUR denominated Notes on the respective first call dates by concluding foreign exchange forward subordinated to Bank Credit Facilities (see Notes 19b and 23).

In respect of short-term hedging the Company entered into a series of foreign exchange forward and NDF contracts together with foreign exchange options to reduce volatility of current operating and financial cash flows resulting from foreign exchange rate fluctuations (see Note 23).

The Company applied hedge accounting to its long-term and medium-term activities and did not apply hedge accounting to short-term contracts.

b.  Interest rate risk

The Company is exposed to interest rate risk related to short- and long-term credit facilities. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currencies. The Company’s interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities outstanding as at December 31, 2002 based on fixed interest rate are as follows (see Note 19a):

—	the 10 3/4 Notes with a face value of USD 126,215,000

—	the 11 1/4 Notes with a face value of USD 150,000,000

—	the 11 1/4 Notes with a face value of EUR 282,750,000

—	the 10 7/8 Notes with a face value of EUR 187,500,000

Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see Note 19b). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs. Interest rate exposure also arises from the possibility of decreasing long-term interest

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

5.   Financial risk management — (Continued)

b.  Interest rate risk — (Continued)

rates that would result in relative increase of financing costs versus market yields. The Company has limited risk of such a scenario by series of prepayment options embedded into all Notes (“Note options”).

The Company’s interest rate exposure is managed by:

—	varying the maturity periods of investments and borrowings,

—	varying the proportions of debt which bears interest on a fixed and a floating basis,

—	varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

In addition to the interest rate management tools described above, the Company may, in line with its hedging policy enter into the following interest rate hedging transactions:

—	forward rate agreements (FRAs),

—	interest rate swaps,

—	interest rate options (caps, floors, collars).

c.   Credit risk

Commercial credit risk

The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company’s trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base.

The Company maintains provisions for potential credit losses and such losses in the aggregate, have not exceeded Management’s expectations. With the exception of TP SA, which purchases terminating interconnection services from the Company, no single customer accounts for 10% or more of revenues.

The balance of receivables as at December 31, 2002, representing the total net commercial credit risk exposure as at this date, is presented in Note 12.

Financial credit risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions with high financial ratings.

The balance of financial assets, short-term investments and other financial assets as at December 31, 2002, representing the total financial credit exposure, is presented in Notes 11 and 16.

6.   Net sales

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Service revenues and fees	4,753,445	4,123,555	3,460,579
Sales of telephones and accessories	176,379	221,341	224,144

	4,929,824	4,344,896	3,684,723

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

6.   Net sales — (Continued)

The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland). The main sources of the Company’s revenue are airtime tariffs, consisting primarily of monthly service fees (from incoming and outgoing calls), and charges for calls that originate or terminate in the Company’s network, and calls placed by the Company’s subscribers on foreign networks (“roaming calls”).

7.   Costs and expenses

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Cost of sales:
Cost of services sold	2,018,636	1,778,687	1,383,893
Cost of sales of telephones and accessories	970,557	948,750	902,533

	2,989,193	2,727,437	2,286,426
Operating expenses:
Selling and distribution costs	545,404	585,463	576,318
Administration and other operating costs	244,711	199,966	189,698

	790,115	785,429	766,016

	3,779,308	3,512,866	3,052,442

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 147,133, PLN 129,053 and PLN 102,868 for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

The following costs and expenses were included in cost of sales:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
External services	1,083,417	869,995	895,452
Merchandise sold	969,642	949,805	815,227
Depreciation and amortization	822,993	790,796	476,011
Staff costs	80,626	81,315	71,091
Other	32,515	35,526	28,645

	2,989,193	2,727,437	2,286,426

The following costs and expenses were included in selling and distribution costs:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
External services including advertising costs	252,651	292,367	259,124
Staff costs	183,887	158,700	127,043
Depreciation and amortization	58,441	40,213	22,491
Other including bad debt expense	50,425	94,183	167,660

	545,404	585,463	576,318

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

7.   Costs and expenses — (Continued)

The following costs and expenses were included in administration costs:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
External services	103,437	87,100	80,076
Staff costs	84,031	77,904	70,366
Depreciation and amortization	28,549	19,563	21,203
Other	28,694	15,399	18,053

	244,711	199,966	189,698

8.   Interest and other financial income

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Gains on valuation of derivatives (see Note 23)	130,081	81,944	—
Foreign exchange gains	119,191	207,911	185,195
Interest income	17,182	26,761	41,930

	266,454	316,616	227,125

9.   Interest and other financial expenses

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Interest expense	446,673	496,300	543,510
Foreign exchange losses	344,551	54,020	105,271
Losses on valuation of derivatives (see Note 23)	50,115	144,226	67,884
Other financial expenses	6,793	—	—

	848,132	694,546	716,665

10. Taxation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Polish current tax benefit	402	—	802
Polish deferred tax charge	(220,744)	(25,460)	(33,186)
Foreign current tax charge	(2,020)	(1,419)	(970)

Tax charge	(222,362)	(26,879)	(33,354)

Tax loss carry forwards available as at December 31, 2002 amounted to PLN 513,552. The loss can be offset against taxable income, during the next four fiscal years after December 31, 2002 but no more than 50 percent of one year’s tax loss carried forward.

According to the Polish tax regulations, the tax rates in effect in 2002 and 2001 were 28% for both years and 30% for year 2000. The tax rate for 2003 and following years is to be 27% (see Note 2).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

10. Taxation — (Continued)

The reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Profit before taxation	568,838	454,100	142,741
Tax rate	28%	28%	30%

Tax charge using statutory rate	(159,274)	(127,148)	(42,822)
Non-taxable differences	(15,649)	12,309	(19,256)
Change in temporary differences for which realization is not probable	10,871	32,653	(712)
Effect of different tax rates and rules in foreign entities	803	1,881	4,685
Change in tax rates	(68,184)	51,803	23,343
Refiling of previous years’ tax return	402	—	802
Adjustments to deferred taxes	8,669	1,623	606

Tax charge	(222,362)	(26,879)	(33,354)

The deferred tax income credited to equity after reclassification a part related to CC swaps to the income statement was PLN 4,703 in 2002 and PLN 27,346 in 2001.

	Year ended	Year ended
	December 31,	December 31,
	2002	2001

	(unaudited)
Deferred tax assets in Poland:
Tax loss carry forward	138,659	227,661
Bad debt provision	71,524	82,807
Accrued interest	37,729	49,864
Unrealized foreign exchange loss, net	1,661	—
Accrued expenses	51,040	52,672
Financial instruments, net	27,449	46,530
Inventory provision	9,094	7,398
Accrued advertising	5,677	7,847

	342,833	474,779
Temporary differences for which realization is not probable (“valuation allowance”)	(46,568)	(54,585)

	296,265	420,194
Deferred tax liabilities in Poland:
Book versus tax basis of GSM/UMTS licenses	(498,295)	(386,037)
Book versus tax basis of fixed assets	(66,141)	(62,794)
Unrealized foreign exchange gain, net	—	(23,484)

Net deferred tax liability	(268,171)	(52,121)

The amounts of valuation allowance as at December 31, 2002 and December 31, 2001 consist primarily of the bad debt provision for which tax deductibility is yet uncertain.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

11. Short-term investment and other financial assets

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Trade contract derivatives	8,445	6,822
Index swaps	3,698	—
Treasury Bills	—	91,456

	12,143	98,278

Trade contract derivatives represent short-term portion of the derivatives separated from trade contracts (see also Notes 3.14 and 16).

Index swaps represent short-term portion of the derivatives bifurcated from Finance lease (see Notes 3.9, 3.14, 19c and 23).

The Treasury Bills represented short-term portion of US Treasury and German Treasury Bills which were a part of an escrow fund established to secure payment of interest on 11 1/4% Notes till June 1, 2002.

12. Debtors and prepayments

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Trade debtors and accrued revenue	710,130	671,621
Prepaid expenses	18,412	19,541
Other debtors	10,427	19,078
Amounts due from State Treasury	2,213	11,908
Accounts receivable from shareholders	1,332	614

	742,514	722,762
Provision for doubtful debtors	(121,765)	(183,940)

	620,749	538,822

Movements of the provision for doubtful debtors is as follow:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)
Opening balance	(183,940)	(221,821)	(166,834)
Increase	(86,333)	(138,842)	(170,748)
Write off	91,399	105,507	91,637
Release	57,109	71,216	24,123

Closing balance	(121,765)	(183,940)	(221,821)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

13. Inventory

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Telephones	172,948	117,653
Network spare parts and accessories	95,353	75,884

	268,301	193,537
Inventory provision	(33,756)	(26,423)

	234,545	167,114

14. Property, plant and equipment

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Land and buildings	224,546	186,473
Plant and equipment	2,544,135	2,821,953
Motor vehicles	17,343	18,800
Other fixed assets	537,254	548,470
Construction in progress	115,408	208,114

	3,438,686	3,783,810

During the year ended December 31, 2002 the Company capitalized PLN 5,459 of foreign exchange losses, PLN 10,127 of interest expense and PLN 504 of hedging expense and during the year ended December 31, 2001 the Company capitalized PLN 6,817 of foreign exchange gains, PLN 15,116 of interest expense and PLN 187 of hedging expense.

The effective capitalization rate used to determine borrowing costs to be capitalized was 19.0% in 2002 and 8.5% in 2001.

The movement in each year was as follows:

	Land
	and	Plant and	Motor	Other	Construction
	Buildings	equipment	vehicles	fixed assets	in progress	Total

Cost
As at January 1, 2001	200,062	3,293,697	28,727	468,801	201,122	4,192,409
Additions	35	—	—	8,881	912,561	921,477
Transfers	—	709,370	13,698	164,274	(887,342)	—
Disposals	—	(7,450)	(7,204)	(10,930)	(18,227)	(43,811)

As at December 31, 2001	200,097	3,995,617	35,221	631,026	208,114	5,070,075

Depreciation
As at January 1, 2001	8,690	605,029	16,271	48,328	—	678,318
Charge	4,934	571,670	7,076	44,510	—	628,190
Transfer	—	1,108	5	(1,113)	—	—
Disposals	—	(4,143)	(6,931)	(9,169)	—	(20,243)

As at December 31, 2001	13,624	1,173,664	16,421	82,556	—	1,286,265

Net book value as at
December 31, 2001	186,473	2,821,953	18,800	548,470	208,114	3,783,810

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

14. Property, plant and equipment — (Continued)

	Land
	and	Plant and	Motor	Other	Construction
	Buildings	equipment	vehicles	fixed assets	in progress	Total

Cost
As at January 1, 2002	200,097	3,995,617	35,221	631,026	208,114	5,070,075
Additions	116	—	—	5,949	353,082	359,147
Transfers	46,492	325,242	7,412	61,973	(440,755)	364
Disposals	—	(82,363)	(4,683)	(2,677)	(5,033)	(94,756)

As at December 31, 2002	246,705	4,238,496	37,950	696,271	115,408	5,334,830

Depreciation
As at January 1, 2002	13,624	1,173,664	16,421	82,556	—	1,286,265
Charge	5,989	582,906	8,528	78,523	—	675,946
Transfer	2,546	(3,016)	—	527	—	57
Disposals	—	(59,193)	(4,342)	(2,589)	—	(66,124)

As at December 31, 2002	22,159	1,694,361	20,607	159,017	—	1,896,144

Net book value as at December 31, 2002 (unaudited)	224,546	2,544,135	17,343	537,254	115,408	3,438,686

During year 2002 the Company performed a count of all network fixed assets. The final results of the count showed a surplus of PLN 1.9 million and a shortage of PLN 2.3 million (presented net as decrease of other cost of sales).

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at			As at
	December 31, 2002			December 31, 2001

	Land	Buildings	Other	Land	Buildings	Other

	(unaudited)
Cost	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	—	(18,848)	(338)	—	(13,903)	(240)

Net	6,293	178,958	652	6,293	183,903	750

As at January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at December 31, 2002 gross value and accumulated depreciation of the improvements amounted to PLN 41,430 and PLN 3,069, respectively.

15. Intangible fixed assets

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
GSM and UMTS licenses	2,335,836	2,143,111
Computer and network software	287,323	240,402
Trademark	118	132
Transaction costs	27,853	29,165

	2,651,130	2,412,810

During the year ended December 31, 2002 the Company capitalized to intangible fixed assets PLN 104,142 of foreign exchange losses, PLN 160,316 of interest expense and PLN 5,394 of hedging expenses and during the year ended December 31, 2001 the Company capitalized to intangible fixed assets PLN 101,873 of foreign exchange gains, PLN 153,808 of interest expense and PLN 1,428 of hedging expenses.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

15. Intangible fixed assets — (Continued)

The effective annual capitalization rate for the whole period of capitalization from 2000 for external borrowing (i.e. excluding interest and foreign exchange rates from revaluation of UMTS license liability) was 15.8%.

The Company has no intangible assets generated internally.

The movement in each year was as follows:

		Computer and
	GSM & UMTS	network		Transaction
	Licenses	software	Trade Mark	costs	Total

Cost
As at January 1, 2001	2,395,499	253,297	206	—	2,649,002
IAS 39 adjustments	—	—	—	16,553	16,553

As at January 1, 2001	2,395,499	253,297	206	16,553	2,665,555
Additions	—	222,168	—	34,254	256,422
Disposals	—	(6,524)	—	(15,670)	(22,194)
Capitalization of borrowing costs	53,363	—	—	—	53,363

As at December 31, 2001	2,448,862	468,941	206	35,137	2,953,146

Amortization
As at January 1, 2001	228,624	106,147	60	—	334,831
IAS 39 adjustments	—	—	—	5,217	5,217

As at January 1, 2001	228,624	106,147	60	5,217	340,048
Charge	77,127	128,816	14	16,425	222,382
Disposals	—	(6,424)	—	(15,670)	(22,094)

As at December 31, 2001	305,751	228,539	74	5,972	540,336

Net book value as at December 31, 2001	2,143,111	240,402	132	29,165	2,412,810

		Computer and
	GSM & UMTS	network		Transaction
	Licenses	software	Trade Mark	costs	Total

Cost
As at January 1, 2002	2,448,862	468,941	206	35,137	2,953,146
Additions	—	197,480	—	7,913	205,393
Transfers	—	(364)	—	—	(364)
Disposals	—	(36,100)	—	—	(36,100)
Capitalization of borrowing costs	269,852	—	—	—	269,852

As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927

Amortization
As at January 1, 2002	305,751	228,539	74	5,972	540,336
Charge	77,127	150,157	14	6,739	234,037
Transfers	—	(57)	—	—	(57)
Disposals	—	(36,005)	—	—	(36,005)
Other	—	—	—	2,486	2,486

As at December 31, 2002 (unaudited)	382,878	342,634	88	15,197	740,797

Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

15. Intangible fixed assets — (Continued)

Licenses

The balance of GSM and UMTS licenses consists of GSM 900, GSM 1800, UMTS and Lease line licenses acquired by the Company from the Polish State, represented by the Minister of Communications.

The GSM 900 license was acquired on February 23, 1996 and issued for a term of 15 years and allows the Company to apply for an extension for an agreed period one year prior to its expiration date together with a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 218 million, which was fully paid by December 31, 2001.

The GSM 900 license is subject to a number of commercial and technical conditions. While Polish law provides that the license may be revoked or limited in the event that the Company fails to meet any of these conditions, the Company believes that it is currently in compliance with all of the GSM 900 license conditions.

The GSM 1800 license was acquired on August 11, 1999 and has been in use since March 1, 2000. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 100 million, which was fully paid till December 31, 2002.

Similar to the GSM 900 license, the GSM 1800 license requires that the Company meets certain coverage and technical criteria, including a requirement that the dropped call rate does not exceed 5% during peak hours and that the Company attains geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. The Company has already exceeded this level of coverage and complies with the dropped call rate criteria.

On September 29, 2000 the Minister of Communications granted the Company a license to lease the telecommunication lines in the Company’s network, including a permit to install and utilize telecommunication equipment and network (“the Lease Lines License”). The Lease Line License is valid for 15 years from the date when it was delivered to the Company and has been valued at the nominal value as the license fee was paid in a single installment.

On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard in the 2 GHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the 2 GHz band (“the UMTS license”). The UMTS license is valid for 22 years from the date of acquisition. The Company is required to pay to the Polish government a fee equal to the PLN equivalent of EUR 650 million, which is payable in 22 installments. For further disclosure of liability balance see Note 19d.

The UMTS license requires the Company to attain 20% population coverage by the end of 2005 and 40% population coverage by the end of 2008 (see Note 2).

The above-described GSM 900 license, GSM 1800 license, UMTS license and the Lease Lines licenses are not transferable assets.

16. Financial assets

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Note options	127,029	82,860
Trade contract derivatives	38,207	23,125
Forward contracts	5,638	—
CC swaps	414	—

	171,288	105,985

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

16. Financial assets — (Continued)

Note options are prepayment options separated from the Notes. The increase in the balance compared to December 31, 2001 was mainly caused by an increase of Note market price (see also Notes 3.14 and 23).

Trade contract derivatives are separated from trade contracts denominated or linked to currency, which (i) is not the currency of the primary economic environment in which any substantial party to contract operates or (ii) is not a currency in which the price of the related good or service is routinely denominated in international commerce.

17. Deferred costs and Other long-term assets

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Multiple-element transaction costs	76,011	69,523
Other	4,939	—

	80,950	69,523
Other long-term assets	1,141	4,600

	82,091	74,123

Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 3.16).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

18. Current liabilities

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)	(reclassified)
Accounts payable
Trade creditors	154,808	143,884
Construction payables	125,728	139,817
Accounts payable to shareholders	4,741	2,920

	285,277	286,621
Amounts due to State Treasury	57,756	46,184
Interest-bearing liabilities
Interest accrued on Notes	76,483	47,428
Interest accrued on Bank Credit Facilities	26,557	60,729
Finance lease payable (see Note 19c)	18,070	21,802
Overdraft facilities	12	—
GSM and UMTS licenses liability (see Note 19d)	—	55,747
Index swaps (see Notes 3.9, 3.14, 19c and 23)	—	4,723

	121,122	190,429
Accruals (see Note 20)	185,569	123,686
Deferred income and other liabilities
Deferred income	153,100	123,005
CC swaps (see Notes 3.14 and 23)	43,051	5,909
Forward contracts (see Notes 3.14 and 23)	22,258	88,473
Social fund	3,603	2,920
Deposits from subscribers	1,969	3,815
Payroll	377	138

	224,358	224,260

	874,082	871,180

      The social fund is an employer’s obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

19. Long-term liabilities

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Interest-bearing liabilities
Long-term Notes	2,950,039	3,258,680
Bank Credit Facilities	990,217	1,288,594
GSM and UMTS licenses liability	438,550	342,692
Finance lease payable	164,045	174,112
Index swaps (see Notes 3.9, 3.14, 19c and 23)	40,514	19,855

	4,583,365	5,083,933
Non-interest-bearing liabilities
CC swaps (see Notes 3.14 and 23)	89,148	124,299
Multiple-element transaction revenue	76,011	69,523

	165,159	193,822
Deferred tax liability (see Note 10)	268,171	52,121
Provisions for liabilities and charges
(see Note 20)	21,740	20,652

	5,038,435	5,350,528

a.   Notes

The Company is full and unconditional guarantor of the following Notes issued by its subsidiaries. The net proceeds from the Notes were loaned to the Company.

	10 3/4% Notes	11 1/4% Notes	11 1/4% Notes	10 7/8% Notes

Issuance date	July 1, 1997	November 23, 1999	November 23, 1999	May 8, 2001
Issuer	PTC International Finance B.V.	PTC International Finance II S.A.	PTC International Finance II S.A.	PTC International Finance II S.A.
Nominal value	USD 126* million	EUR 283** million	USD 150 million	EUR 188*** million
Coupon	10 3/4	11 1/4	11 1/4	10 7/8
Interest payment	on each July 1 and January 1 from 2003	on each June 1 and December 1	on each June 1 and December 1	on each January 31 and July 31
Maturity date	July 1, 2007	December 1, 2009	December 1, 2009	May 1, 2008
Registered	in the United States (SEC)	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange
Market price as at December 31, 2002 (% of nominal value)	105.00	106.00	107.00	105.00
Carrying amount as at December 31, 2002 (including interest)	517,385	1,145,862	575,586	787,689

*	On August 20, 2002 the Company called 50.15% of 10 3/4% Notes of a principal amount of USD 126,988 thousand of its aggregated USD 253,203 thousand. The redemption price was 105.375% plus accrued interest. The holders of redeemed bonds were chosen by random selection.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

19. Long-term liabilities — (Continued)

a.   Notes — (Continued)

**	In August 2002 the Company repurchased on the market 5.75% of the total principal amount of the 11 1/4% Notes of EUR 17,250 thousand. The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange. The amount of EUR 282,750 thousand of the 11 1/4% Notes remain outstanding as at December 31, 2002 and continue to be listed on the Luxembourg Stock Exchange.

***	In August 2002 the Company repurchased on the market the principal amount of EUR 12,500 thousand of the 10 7/8% Notes (6.25% of the total principal amount). The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange. The amount of EUR 187,500 thousand of the 10 7/8% Notes remain outstanding as at December 31, 2002 and continue to be listed on the Luxembourg Stock Exchange.

     The total financial cost related to partial redemption of the 10 3/4% Notes and open market buy backs of EUR 11 1/4% Notes and 10 7/8% Notes amounted to PLN 33,679. At the same time the Company expensed the proportional parts of embedded derivatives to the respective Note call options in the amount of PLN 8,102.

      The Company has right to the following call options embedded in the respective Notes:

	10 3/4% Notes	11 1/4% Notes	10 7/8% Notes

Period 1
Date	July 1, 2002 - July 1, 2007	December 1, 2004 - December 1, 2009	May 1, 2005 -May 1, 2008
Redemption amount	in whole or in part	in whole or in part	in whole or in part
Redemption price range	105.375% - 100.00% of nominal value	105.625% - 100.00% of nominal value	105.438% - 100.00% of nominal value
Period 2
Date	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in 2000.	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in the last quarter of 2002.	May 8, 2001 -May 1, 2004
Redemption amount			any amount up to 35% of the outstanding principal amount
Redemption price range			110.875% of nominal value

      Fair value of the Notes call options is presented in Note 23.

      The Notes have also the put options, which may be exercised (in any part) at 101% of nominal value by the Noteholders if a change of control event occurs. Change of control events are when: (1) if any person of group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders and as a consequence at least two notches decline in the rating of the Notes or the rating withdrawal, (2) substantially all the assets of the Company are sold or (3) certain changes in Supervisory Board.

b.  Bank Credit Facilities

On February 20, 2001 the Company signed the two loan facility agreements (“Main Bank Facility Agreement” amounting to EUR 550 million and “Supplemental Bank Facility Agreement” amounting to EUR 150 million (extended from EUR 100 million on September 21, 2001) — together “Bank Credit Facilities”) with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank for Reconstruction and Development.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

19. Long-term liabilities — (Continued)

b.  Bank Credit Facilities — (Continued)

As at December 31, 2002 the balance outstanding under the Main Bank Facility Agreement amounted to PLN 990 million, which consisted in full of the domestic tranche (equivalent of EUR 257.5 million at the drawndown foreign exchange rate).

The main terms of the Main Bank Facility Agreement are as follows:

Facilities limits	equivalent of EUR 550 million available under two tranches: foreign exchange tranche amounting to EUR 292.5 million and domestic tranche of EUR 257.5 million available in PLN

Interests	LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral	pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date	quarterly reduction in facility limit starting from September 30, 2004 to February 20, 2006.

The main terms of the amended Supplemental Bank Facility Agreement are as follows:

Facilities limits	equivalent of EUR 150 million available under two tranches: foreign exchange tranche amounting to EUR 20 million and domestic tranche of EUR 130 million available in PLN

Interests	LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral	pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date	reduction in facility limit starting from September 30, 2005 to March 31, 2007.

As at December 31, 2002 the Supplemental Bank Facility was not drawn.

In addition under Bank Credit Facilities the Company is obliged to satisfy as at December 31, 2002 the following covenants:

—	Senior Debt to EBITDA* at the level below 4.0:1.0

—	EBITDA to Interest Expense on Senior Debt at the level not less than 3.0:1.0

—	EBITDA to Interest Expense on Total Debt at the level not less than 2.0:1.0

As at the balance sheet date the Company met these covenants with comfortable margin.

c.   Finance lease

On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land (“Finance lease”). The headquarters lease obligation is denominated in USD and payable in PLN. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease not sooner than on April 30, 2013 and not later than by the July 31, 2013 (the value of the purchase option calculated as the leased space multiplied by the price per square meter amounts to USD 11,825).

*	EBITDA is an operating profit increased by the amortization and depreciation expenses.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

19. Long-term liabilities — (Continued)

c.   Finance lease — (Continued)

The minimum lease payments have been discounted at 11.338% (first building leased in second half of 1998) and at 11.174% (second building leased in July 1999), which approximated the Company’s borrowing rate for USD as at the date of acquisition of the leased assets.

The timing and values of lease payments are presented below.

The future value payments under finance leases as at December 31, 2002 include future indexing of minimal lease payments.

	As at December 31, 2002 (unaudited)

			Discounted
			with index
	Future Value	Interest	swaps	Discounted	Index swaps

Not later than 1 year	30,956	16,584	14,372	18,070	(3,698)
Later than 1 year and not later than 5 years	133,388	84,177	49,211	54,335	(5,124)
Later than 5 years	253,828	98,480	155,348	109,710	45,638

	418,172	199,241	218,931	182,115	36,816

	As at December 31, 2001

			Discounted
			with index
	Future Value	Interest	swaps	Discounted	Index swaps

Not later than 1 year	31,208	4,683	26,525	21,802	4,723
Later than 1 year and not later than 5 years	134,480	64,481	69,999	61,394	8,605
Later than 5 years	299,760	175,792	123,968	112,718	11,250

	465,448	244,956	220,492	195,914	24,578

d.  License fee payables

The fees for the Company’s GSM 900, GSM 1800 and UMTS licenses were denominated in EUR and payable in installments. These deferred payments have been discounted at 6.78% (the GSM 900 license), at 9.52% (the GSM 1800 license) and at 12.06% for short-term and 12.11% for long-term installments (the UMTS license), which approximated the Company’s borrowing rate for EUR as at the date of acquisition of the licenses. As at December 31, 2002 the fair value of the UMTS license liability amounted to PLN 442 million. The fair value was calculated as discounted future payments at current market interest rates. As at that date there was no GSM 900 or GSM 1800 license liability outstanding.

The maturity of license fee payable as at December 31, 2002 was as follow:

	EUR’000	EUR’000	PLN’000
	nominal	discounted	discounted

Between 2 and 5 years	45,000	29,477	118,502
Over 5 years	345,000	79,610	320,048

	390,000	109,087	438,550

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

19. Long-term liabilities — (Continued)

d.  License fee payables — (Continued)

The maturity of license fees payable as at December 31, 2001 were as follow:

	EUR’000	EUR’000	PLN’000
	nominal	discounted	discounted

Not later than 1 year (see Note 18)	16,716	15,829	55,747
Later than 1 year and not later than 5 years	30,000	18,509	65,187
Later than 5 years	360,000	78,794	277,505

	406,716	113,132	398,439

20. Accruals and Provisions for liabilities and charges

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Accruals	185,569	123,686
Provisions for liabilities and charges
Provision for loyalty program
Opening balance	20,652	12,908
Increase	13,498	15,144
Decrease	(12,410)	(7,400)

Closing balance	21,740	20,652

The balance of accruals includes mainly operating costs not invoiced and employee bonuses.

21. Capital

	As at	As at
	December 31,	December 31,
	2002	2001

	(unaudited)
Allotted, called-up and fully paid:
471,000 ordinary shares of PLN 1,000 each	471,000	471,000
Additional paid-in capital	409,754	409,754

	880,754	880,754

22. Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting expenses.

Management believes that related party transactions were conducted primarily on market terms.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

22. Related party transactions — (Continued)

	As at and for	As at and for	As at and for
	the year ended	the year ended	the year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Elektrim S.A.
Inter-company receivables	—	93	132
Inter-company payables and accruals	25	23	224
Inter-company sales	310	741	839
Inter-company purchases	242	272	1,990
Elektrim Telekomunikacja Sp. z o.o. (“ET”)
Inter-company payables and accruals	368	—	—
Inter-company sales	161	38	—
Inter-company purchases	2,039	—	—
T-Mobile Deutschland GmbH, T-Mobile International AG (“T-Mobile”)
Inter-company receivables	1,332	521	1,063
Inter-company payables and accruals	6,447	2,897	1,524
Inter-company sales	23,809	24,365	19,670
Inter-company purchases	24,866	22,128	22,246
MediaOne International B.V. (“MediaOne”)
Inter-company purchases	—	278	7,834

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

23. Derivative financial instruments

	Forward				Trade
	and option	Note		Index	contract
Type of derivative	contracts	options	CC swaps	swaps	derivatives	Total

Balance as at January 1, 2002 asset/(liability)	(88,473)	82,860	(130,208)	(24,578)	29,947	(130,452)
Cash paid/(received) on realization	19,981	—	24,224	(4,565)	(6,667)	32,973
Changes in the fair value together with realization reported in the income statement	51,872	44,169	(31,404)	(7,673)	23,372	80,336
Changes in the fair value reported in shareholders’ equity (hedge reserve)	—	—	5,603	—	—	5,603

Balance as at December 31, 2002 asset/(liability) (unaudited)	(16,620)	127,029	(131,785)	(36,816)	46,652	(11,540)

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

23. Derivative financial instruments — (Continued)

Maturity of forward contracts is as follow:

			Carrying
		Notional value	value
	Currency	in currency	asset/(liability)

Within 1 year	EUR	240 million	(22,258)
Between 1 and 2 years	EUR	80 million	2,898
Between 2 and 5 years	EUR	60 million	2,740

			(16,620)

CC swaps are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

	Notional in	Notional
Issuance date	currency	in PLN	PTC pays	PTC receives	Maturity date

April 4, 2001	EUR 60 million	217,140	PLN 15.20%	EUR 11 1/4%	December 1, 2007
May 21, 2001	EUR 90 million	314,640	PLN 15.26%	EUR 11 1/4%	December 1, 2007
May 23, 2001	EUR 100 million	344,890	PLN 13.96%	EUR 10 7/8%	May 1, 2007
June 1, 2001	USD 75 million	298,837	PLN 14.79%	USD 11 1/4%	December 1, 2007
June 11, 2001	USD 125 million	496,438	PLN 13.52%	USD 10 3/4%	July 1, 2005
December 10, 2001	EUR 50 million	181,700	PLN 12.69%	EUR 10 7/8%	May 1, 2007
December 10, 2001	EUR 75 million	271,650	PLN 13.56%	EUR 11 1/4%	December 1, 2007

The timing of cash flows related to CC swaps is the same as for Notes interest obligation.

24. Financial commitments

a.   Operating leases (not included in liabilities)

The minimum annual rentals payable on operating leases (both cancelable and non-cancelable) are as follows:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)
Not later than 1 year	112,563	118,654	101,280
Later than 1 year and not later than 5 years	354,935	361,141	303,480
Later than 5 years	210,353	257,698	213,054

	677,851	737,493	617,814

Unlimited agreements (yearly)	20,884	22,610	19,443

Assets under operating leases include primarily network sites, office space, retail outlets and warehouses.

b.  Capital equipment commitments (not included in liabilities)

	As at	As at	As at
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Authorized and contracted	166,982	393,841	970,532
Authorized and not contracted	574,057	709,780	1,487,877

	741,039	1,103,621	2,458,409

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

25. Dividend restriction

The Company’s statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the unconsolidated Polish annual statutory financial statements.

As at the day of authorization of these consolidated financial statements the Company’s Shareholders’ Meeting has not made a decision of a distribution of profits.

Dividend distribution is restricted mainly by Notes Agreements that require the Company to have Debt to Adjusted Consolidated Net Worth ratio at the level below 2.0:1.0, which is not satisfying at the moment.

26. Supplementary cash flow information

Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

	As at	As at	As at
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Balances deposited with banks:
Current accounts	13,127	10,416	14,669
Term deposits with original maturity of less than 90 days	40,482	25,609	14,033
Social fund cash	620	301	602
Cash on hand	183	185	161

	54,412	36,511	29,465

As at December 31, 2002 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 12 of foreign exchange losses, which were reported under interest and other financial expenses.

Non-cash transactions

	As at	As at	As at
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
UMTS license acquisition	—	—	1,279,147
Transfer of Shareholders’ Loan to capital	—	—	392,927

27. Employment

	As at	As at	As at
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Headcount at the year end	3,702	3,684	3,132

28. Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at December 31, 2002 and 2001, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

28. Estimation of the fair values — (Continued)

	As at		As at
	December 31, 2002		December 31, 2001

	million PLN		million PLN

	(unaudited)
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial Assets
Cash and cash equivalents	54	54	37	37
Short-term investments and other financial assets	12	12	98	99
Debtors and accrued revenue	600	600	507	507
Financial assets (long-term)	171	171	106	106
Financial Liabilities
Current liabilities and accruals	645	645	680	680
Long-term liabilities	4,531	4,758	5,055	5,073

Debtors and accrued revenue, current liabilities and accruals

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

The carrying amounts of forward foreign exchange contracts are based on quoted market forward rates as at the year-end balance sheet dates.

Cash and cash equivalents, short-term investments and financial assets (long-term)

The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term investments is based on quoted market values.

Long-term liabilities

The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

29. Differences between IFRS and US GAAP

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

29. Differences between IFRS and US GAAP — (Continued)

Reconciliation of consolidated net income:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Net income under IFRS	346,476	427,221	109,387
US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(109,601)	107,075	4,176
(b) Depreciation and amortization of foreign exchange differences	9,528	9,268	9,188
(c) Revenue recognition (SAB 101)	(45)	1,151	(1,589)
(d) SFAS 133/IAS 39	(62,217)	(28,072)	—
(f) Deferred tax on above	25,821	(8,367)	445

Net income under US GAAP before cumulative effect on accounting changes	209,962	508,276	121,607
Accounting changes adjustments:
(d) SFAS 133/IAS 39 implementation	—	(35,158)	—
(e) Transaction costs	—	7,220	—
(f) Deferred tax on above	—	6,470	—

Net income under US GAAP	209,962	486,808	121,607

Reconciliation of comprehensive income:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Net income under US GAAP	209,962	486,808	121,607
Other comprehensive gain/(loss) (Hedge Reserve)	4,408	(96,955)	—

Total comprehensive income under US GAAP	214,370	389,853	121,607

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

29. Differences between IFRS and US GAAP — (Continued)

Reconciliation of consolidated shareholders’ equity:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2002	2001	2000

	(unaudited)		(restated)
Consolidated shareholders’ equity under IFRS	1,352,527	995,745	686,947
US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(101,590)	8,011	(99,064)
(b) Depreciation and amortization on above	41,761	32,233	22,965
(c) Revenue recognition (SAB 101)	(483)	(438)	(1,589)
(d) SFAS 133/IAS 39	(90,289)	(56,869)	—
(f) Deferred tax on above	17,899	(1,299)	445
(h) Hedge reserve	(5,898)	—	—

Consolidated shareholders’ equity under US GAAP before cumulative effect on accounting changes	1,213,927	977,383	609,704
Accounting changes adjustments:
(d) SFAS 133/IAS 39 implementation	—	28,797	—
(e) Deferred tax on above	—	(6,623)	—

Consolidated shareholders’ equity under US GAAP	1,213,927	999,557	609,704

a.   Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

For property, plant and equipment under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 14). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 15).

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company’s consolidated financial statements are expensed under US GAAP.

b.  Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company’s IFRS consolidated financial statements. Since under US GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.   Revenue recognition (SAB 101)

As described in Note 3.1 the Company applied under IFRS certain principles of SAB 101 retrospectively.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

29. Differences between IFRS and US GAAP — (Continued)

c.   Revenue recognition (SAB 101) — (Continued)

Under US GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IFRS up-front non- refundable fees are recognized immediately.

d.  SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for as derivatives under IAS 39, while they are not recognized for US GAAP purposes.

The accounting change principles under US GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments portion (or the entirety) of the cumulative effect should be classified in the other comprehensive income (hedge reserve), a component of shareholders’ equity.

e.   Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under US GAAP these costs should be presented as deferred costs in the amount of PLN 73,642 as at January 1, 2001, PLN 83,645 as at December 31, 2001 and PLN 71,258 as at December 31, 2002.

f.   Deferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at December 31, 2002 the Company recognized PLN 234,320 of net current deferred tax asset (PLN 210,978 as at December 31, 2001 and PLN 47,574 as at December 31, 2000) and PLN 484,592 of net long-term deferred tax liability (PLN 271,021 as at December 31, 2001 and PLN 107,637 as at December 31, 2000).

Under IFRS changes in fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments different compared to corporate income tax rates for the periods.

g.   Extraordinary item

In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IFRS it is presented under amortization expense.

h.  Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000
(in thousands of PLN)

29. Differences between IFRS and US GAAP — (Continued)

h.  Other comprehensive income — (Continued)

accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

i.   SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

j.   New accounting standards

The implementation of the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 has not caused material changes to the Company’s consolidated financial statements.

The Company plans to implement Statements No. 143, Accounting for Asset Retirement Obligations (effective for fiscal years beginning after June 15, 2002), No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (effective for fiscal years beginning after May 15, 2002), No. 146, Accounting for Costs Associated with Exit or Disposal Activities (effective for exit and disposal activities initiated after December 31, 2002) and EITF 00-21 Accounting for Revenue Arrangements with Multiple Deliverables from January 1, 2003.

The Company has finished preparation for SFAS 143 introduction and assesses the impact of this new standard as immaterial to its financial statements. As at the time of authorization of the underlying financial statements potential effects of the introduction of EITF 00-21 has been under the Company’s investigation.

THIS PAGE INTENTIONALLY LEFT BLANK

VIRGIN MOBILE TELECOMS LIMITED

Report and Financial Statements

31 December 2002

VIRGIN MOBILE TELECOMS LIMITED

REPORT AND FINANCIAL STATEMENTS 2002

(ACCORDING TO U.K. GAAP)

VIRGIN MOBILE TELECOMS LIMITED

CHAIRMAN’S STATEMENT

      I am delighted to be able to report a third successful full year of trading for Virgin Mobile. The business continued to thrive and prosper, to grow rapidly, and ended the year in profit. This is a remarkable achievement, and I should like to offer my congratulations to the management team and staff.

      Virgin Mobile outperformed the targets of its business plan by some margin during the year. Its results and performance in respect of the financial year ended 31 December 2002 were, I am pleased to report, comfortably ahead of forecasts.

      The numbers of customers attracted to Virgin Mobile continued to be high. The company consolidated its position as a credible alternative to the traditional networks, so much so that over the course of the year Virgin Mobile attracted more net new customers than rivals: Orange, O2 and Vodafone.

      We passed several milestones, in particular, attracting our two millionth customer, in 2002. The fourth quarter of the year was our best-ever sales period, during which time we attracted 370,530 net new customers. This strong sales performance was against intense competition in the mobile sector.

      Despite our aggressive rate of growth, operational costs remained tightly managed. And with greater economies of scale across the company and increasing revenues, 2002 was a year of profitable growth. Virgin Mobile achieved revenues of £288 million, EBITDA of £16.1 million and an operating profit of £4.8 million. As a consequence, we began repaying our bank facility ahead of schedule.

      This robust financial performance was a reflection of consumers’ increasingly favourable sentiment to the Virgin Mobile brand, proposition and service. As testament to this, Virgin Mobile again collected several major industry awards, most notably, for the second year running, the Best Pre-Pay Package and the Best Customer Service Awards from Mobile Choice magazine, and the Best Retail and Consumer Services Award from Management Today magazine. The excellence of our human resources and training teams also contributed to Virgin Mobile winning the Best Customer Centre Induction Training Award at the annual European Call Centre Awards.

      On the High Street, Virgin Mobile continued its expansion into new stores, such as specialists Phones 4 U and TOMO, and into more generalist retailers such as Comet and Woolworths. Elsewhere, we bolstered our existing presence in stores such as Carphone Warehouse and Tesco, where Virgin Mobile was regularly among the top sellers.

      We maintain a strong relationship with Virgin Retail Group, which again provided a significant contribution, 22%, to Virgin Mobile’s sales. During the year some of Virgin’s V.SHOP estate was sold to Sanity, which continued to successfully retail Virgin Mobile. The other V.SHOP stores began a rebranding programme to a new retail format, Virgin Megastore Xpress.

      Virgin Mobile pursued its tradition of innovation with the introduction of several new services and a range of leading-edge colour-screen phones into its product portfolio during the year.

      The business was a keen participant in the industry-wide mobile phone recycling initiative, Fonebak. For every Virgin Mobile phone that is recycled under the scheme, the company makes a donation of £5 to The British Red Cross. Virgin Mobile was also an active supporter of other charities, and of the government and industry campaigns to reduce the incidence of mobile phone-related crime.

      Unfortunately, towards the end of the year, disagreements between the shareholders and between T-Mobile and Virgin Mobile were escalated to the High Court in two separate cases. The prospect of further legal action remains for 2003. I am thankful for the ongoing support of our banks and employees during this time.

      With the continuing support of our customers, suppliers, and through the dedication of our people, I believe Virgin Mobile will enjoy a successful 2003 and beyond.

Harris Jones

Chairman

VIRGIN MOBILE TELECOMS LIMITED

DIRECTORS’ REPORT

      The directors present their annual report and the audited financial statements for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

      The principal activities of the group comprise of the sale of mobile phone handsets (both direct to end customers and to retailers) and the provision of mobile telecommunication services.

BUSINESS REVIEW AND RESULTS

      The turnover and profit for the financial year were £287,720,000 (2001 — £173,860,000) and £1,996,000 (2001 — loss of £58,939,000) respectively. Details of the group’s financial position as at 31 December 2002 is given in the group’s Consolidated Balance Sheet.

      No equity dividends were paid or proposed. A preference dividend of £9,011 (2001 — £9,011) per share totalling £2,703,300 (2001 — £2,703,300) has been calculated on the issue price of the 300 cumulative redeemable preference shares at the rate of 9% per annum. Interest on late payment of cumulative dividends of £1,234,700 (2001 — £893,700) is calculated at 11% above the Natwest lending rate and is included in the finance costs of non-equity shares. An indication of future developments of the business is given in the Chairman’s Statement.

DIRECTORS

      The directors who served during the year were as follows:

Sir Richard C.N. Branson
Julia S. Chain
Harris Jones	(Chairman)
Gordon D. McCallum
Andrew R. Peters
Alan D. Robbins	(alternate director to Gordon McCallum, revoked 15 February 2002)
Robert W. Samuelson
William E. Whitehorn	(alternate director to Richard Branson)

      Details of directors’ share interests are given in Note 6 to the accounts.

SUPPLIER PAYMENT POLICY

      The company’s policy, which is also applied by the group, is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment.

EMPLOYEE CONSULTATION

      The group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the group. Employee representatives are consulted regularly on a wide range of matters affecting current and future interests.

DISABLED EMPLOYEES

      Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the company continues and that appropriate training is arranged. It is the policy of the company that the training, career development and promotion of disabled persons should, as far as possible, be identical with that of other employees.

AUDITORS

      During the year Arthur Andersen resigned as auditors. Deloitte & Touche were appointed to fill the casual vacancy. The members of the Company have passed elective resolutions in accordance with Sections 366A, 252 and 386 of the Companies Act 1985 dispensing with the previous statutory requirements of holding annual general meetings, laying accounts before the company in general meetings and re-appointing auditors annually.

Approved by the Board of Directors

and signed on behalf of the Board

Peter Gram

Company Secretary

120 Campden Hill Road

London
W8 7AR
England

16 April 2003

VIRGIN MOBILE TELECOMS LIMITED

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

      United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

      The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

According to U.K. GAAP
Year ended 31 December 2002

	Note	2002	2001

		£’000	£’000
TURNOVER	2	287,720	173,860
Cost of sales		(175,682)	(127,771)

GROSS PROFIT		112,038	46,089
Administrative expenses		(107,202)	(93,794)

OPERATING PROFIT (LOSS)		4,836	(47,705)
Finance charges (net)	3	(11,841)	(11,234)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	4	(7,005)	(58,939)
Tax on loss on ordinary activities	7	9,001	—

PROFIT (LOSS) FOR THE FINANCIAL YEAR		1,996	(58,939)
Finance costs of non-equity shares		(3,938)	(3,597)

Retained loss for the year		(1,942)	(62,536)

      All amounts derive from continuing operations.

      There were no other recognised gains and losses in either year.

The accompanying notes are an integral part of this consolidated profit and loss account.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED BALANCE SHEET (UNAUDITED)

According to U.K. GAAP
31 December 2002

	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Tangible assets	9	24,828	16,798
CURRENT ASSETS
Stocks	11	5,671	4,927
Debtors	12	52,706	33,749
Cash at bank and in hand		13,110	9,714

		71,487	48,390
CREDITORS: amounts falling due within one year	13	(112,924)	(60,699)

NET CURRENT LIABILITIES		(41,437)	(12,309)

TOTAL ASSETS LESS CURRENT LIABILITIES		(16,609)	4,489
CREDITORS: amounts falling due after more than one year	14	(143,144)	(166,238)

NET LIABILITIES		(159,753)	(161,749)

CAPITAL AND RESERVES
Called up share capital	16	19	19
Share premium account	17	30,036	30,036
Profit and loss account	17	(189,808)	(191,804)

ACCUMULATED DEFICIT	18	(159,753)	(161,749)

Accumulated deficit may be analysed as:
Equity interests		(200,865)	(198,923)
Non-equity interests		41,112	37,174

		(159,753)	(161,749)

      These financial statements were approved by the Board of Directors on 16 April 2003 and signed on its behalf by:

Director

16 April 2003

The accompanying notes are an integral part of this consolidated balance sheet.

VIRGIN MOBILE TELECOMS LIMITED

COMPANY BALANCE SHEET (UNAUDITED)

According to U.K. GAAP
31 December 2002

	Note	2002	2001

		£’000	£’000
FIXED ASSETS
Tangible assets	9	23,735	13,387
Investments	10	—	—

		23,735	13,387
CURRENT ASSETS
Stocks	11	5,671	4,927
Debtors	12	58,251	40,017
Cash at bank and in hand		13,109	9,713

		77,031	54,657
CREDITORS: amounts falling due within one year	13	(112,778)	(60,480)

NET CURRENT LIABILITIES		(35,747)	(5,823)

TOTAL ASSETS LESS CURRENT LIABILITIES		(12,012)	7,564
CREDITORS: amounts falling due after more than one year	14	(141,729)	(164,613)

NET LIABILITIES		(153,741)	(157,049)

CAPITAL AND RESERVES
Called up share capital	16	19	19
Share premium account	17	30,036	30,036
Profit and loss account	17	(183,796)	(187,104)

ACCUMULATED DEFICIT		(153,741)	(157,049)

Accumulated deficit may be analysed as:
Equity interests		(194,853)	(194,223)
Non-equity interests		41,112	37,174

		(153,741)	(157,049)

      These financial statements were approved by the Board of Directors on 16 April 2003 and signed on its behalf by:

Director

16 April 2003

The accompanying notes are an integral part of this balance sheet.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

According to U.K. GAAP
Year ended 31 December 2002

	Note	2002	2001

		£’000	£’000
Net cash inflow (outflow) from operating activities	19	34,712	(54,065)
Returns on investments and servicing of finance	20	(7,746)	(4,208)
Capital expenditure and financial investment	20	(18,315)	(8,836)

Cash inflow (outflow) before financing		8,651	(67,109)
Financing	20	(5,255)	74,858

Increase in cash in the year	21	3,396	7,749

The accompanying notes are an integral part of this consolidated cash flow statement.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited)

Year ended 31 December 2002

1.   ACCOUNTING POLICIES

      The financial statements are prepared in accordance with applicable accounting standards. The particular accounting policies adopted are described below.

Accounting convention

      The financial statements are prepared under the historical cost convention.

      Financial Reporting Standard 19 “Deferred Tax” (FRS 19) has been adopted for the first time by the group in the year ended 31 December 2002. In previous years the group complied with Statement of Standard Accounting Practice 15 “Deferred Tax” (SSAP 15) which has now been superseded by the introduction of FRS 19. SSAP 15 required a provision to be made using the liability method to the extent that net deferred assets or liabilities were likely to crystallise in the foreseeable future. This method was commonly referred to as partial provisioning. FRS 19, by contrast, requires a form of full provisioning (see deferred tax accounting policy note). There has been no effect of the implementation of FRS 19 on previously reported results.

Basis of preparation and future funding

      As at 31 December 2002 the group had net liabilities of £159,753,000 (2001 — £161,749,000). The group is currently being financed by a syndicated bank loan (see note 15) and by its shareholders, T-Mobile and the Virgin Group (see note 25). The group had drawn down £100,000,000 under the £115,000,000 syndicated bank loan as at 31 December 2001. During 2002, the group did not draw down any further amounts and had repaid £5,000,000 of the loan by the year end. While there can be no certainty about the group’s future operating performance, based on the group’s five year business plan, approved on 22 March 2002 and which remains in force, and recent trading performance, the directors expect that the group will generate cash during the next twelve months so that scheduled loan repayments will be met and that the group will comply with the syndicated bank loan covenants. The shareholder loans are not repayable until the syndicated bank loan has been repaid in full. The directors do not believe any current legal dispute between the shareholders will have a material impact on the group’s future funding (see note 26). Therefore, the directors have prepared these accounts on a going concern basis.

Basis of consolidation

      The group accounts consolidate the accounts of Virgin Mobile Telecoms Limited and its subsidiary undertaking drawn up to 31 December each year. The results of subsidiaries acquired are consolidated for the periods from which control passed. Acquisitions are accounted for under the acquisition method.

Turnover

      Turnover represents amounts receivable for handset and airtime services provided in the normal course of business, net of VAT and trade discounts.

      Handsets, and other equipment, revenue is recognised based on the amounts received at the date of sale. Airtime turnover derived from customers is recognised based on the usage of the network in the period. Prepaid airtime sales are deferred until the customer uses the stored value.

Subscriber acquisition costs

      Subscriber acquisition costs, which include the commission costs associated with acquiring new customers and other incremental costs of customer acquisition, are recognised in the profit and loss account as incurred.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

Tangible fixed assets

      Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	3 years
Computer systems	2-3 years
Fixtures and fittings	3 years
Office equipment	3 years

      Residual value is calculated on prices prevailing at the date of acquisition. Depreciation is not charged on assets in the course of construction until they are ready for service.

Web site development costs

      Design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised. If there is insufficient evidence on which to base reasonable estimates of the economic benefits that will be generated in the period until the design and content are next updated, the costs of developing the design and content are charged to the profit and loss account as incurred.

Investments

      Fixed asset investments are shown at cost less provision for impairment. Current asset investments are stated at the lower of cost and net realisable value.

Stocks

      Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on estimated selling price, less further direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

Pension costs

      For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Taxation

      Corporation tax is provided on taxable profits at the current rate.

      Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and laws. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Leases

      Assets obtained under hire purchase contracts or finance leases are capitalised in the balance sheet. Those held under hire purchase contracts are depreciated over their useful economic lives. Those held under finance leases are depreciated over their estimated useful lives or the leases’ term, whichever is shorter.

      The interest element of these obligations is charged to the profit and loss account over the relevant period. The capital element of the future payments is treated as a liability.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

      Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

Finance costs

      Finance costs of debt and non-equity shares are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount. Where the finance costs for non-equity shares are not equal to the dividends on these instruments, the difference is also accounted for in the profit and loss account as an appropriation of profits.

Debt

      Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

Foreign currency

      Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

Derivative financial instruments

      The group uses derivative financial instruments to reduce exposure to interest rate movements and foreign exchange risk. The group does not hold or issue derivative financial instruments for speculative purposes.

      For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

      For a forward contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currencies or similar currencies as the hedged item and must also reduce the risk of foreign exchange movements on the group’s operations. Gains and losses arising on these contracts are only recognised in the profit and loss account when the hedged transaction itself has been reflected in the group’s accounts.

      If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

2.   SEGMENTAL INFORMATION

      The group’s operations and markets are located within the United Kingdom and form a single class of business.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

3.   FINANCE CHARGES (NET)

	2002	2001

	£’000	£’000
Bank loans and overdrafts	(6,944)	(6,004)
Finance lease interest	(57)	(58)
Interest payable to related companies	(5,362)	(5,655)
Interest receivable and similar income	522	483

	(11,841)	(11,234)

4.   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

      Loss on ordinary activities before taxation is stated after charging:

	2002	2001

	£’000	£’000
Depreciation and amounts written off tangible fixed assets
— Owned assets	11,071	11,930
— Leased assets	215	108
Operating lease rentals
— Leasehold property	1,179	1,120
Auditors’ remuneration for audit services	151	142

      Amounts payable to the auditors by the company and its subsidiary undertaking in respect of non-audit services were £491,438 (2001 — £136,324).

5.   STAFF COSTS

      The average monthly number of employees (including executive directors) was:

	2002	2001

	No.	No.
Distribution	43	48
Marketing	45	32
Administration	1,039	892

	1,127	972

      Their aggregate remuneration comprised:

	£’000	£’000

Wages and salaries	27,921	18,660
Social security costs	2,432	1,648
Other pension costs (see note 23)	776	549

	31,129	20,857

6.   DIRECTORS’ REMUNERATION, INTERESTS AND TRANSACTIONS

Aggregate remuneration

      Virgin Management Limited and T-Mobile each provide three directors of the company and receive a £45,000 (2001 — £45,000) consultancy fee for these executive services. The total amount of directors’ remuneration and other benefits were £90,000 (2001 — £90,000).

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

Directors’ interests

      Sir Richard Branson is deemed to have an interest in the share capital of the company by virtue of being one of the principal beneficiaries of a number of trusts that own Virgin Group Investments Limited, the ultimate parent company of Bluebottle Investments Inc., Bluebottle Investments S.A. and Bluebottle UK Limited, which hold shares in the capital of the company.

      Gordon D. McCallum is deemed to have an interest in the share capital of the company by virtue of being one of the beneficiaries of a trust that holds shares in the capital of the company.

7.   TAX ON LOSS ON ORDINARY ACTIVITIES

      The tax credit comprises:

	2002	2001

	£’000	£’000
Current tax
UK corporation tax	—	—

Total current tax	—	—
Deferred tax
Origination and reversal of timing differences (see note 12)	9,001	—

Total deferred tax asset	9,001	—

Total tax credit on loss on ordinary activities	9,001	—

      The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	2002	2001

	£’000	£’000
Loss on ordinary activities before tax	(7,005)	(58,939)

Tax on loss on ordinary activities at standard UK corporation tax rate of 30%
(2001 — 30%)	—	—
Effects of:
Expenses not deductible for tax purposes	158	111
Deprecation in excess of capital allowances	3,346	3,611
Current year tax losses	(3,504)	(3,722)

	—	—

8.   LOSS ATTRIBUTABLE TO VIRGIN MOBILE TELECOMS LIMITED

      The loss for the financial period dealt with in the accounts of the company, Virgin Mobile Telecoms Limited, was £630,000 (2001 — loss of £56,803,000). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the company.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

9.   TANGIBLE FIXED ASSETS

	Leasehold	Fixtures and	Office	Computer
Group	improvements	fittings	equipment	systems	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	7,792	662	273	29,116	37,843
Additions	3	42	26	19,245	19,316

At 31 December 2002	7,795	704	299	48,361	57,159

Accumulated depreciation
At 1 January 2002	4,108	476	179	16,282	21,045
Charge for the year	2,470	175	83	8,558	11,286

At 31 December 2002	6,578	651	262	24,840	32,331

Net book value
At 31 December 2002	1,217	53	37	23,521	24,828

At 31 December 2001	3,684	186	94	12,834	16,798

	Leasehold	Fixtures and	Office	Computer
Company	improvements	fittings	equipment	systems	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	447	662	273	29,116	30,498
Additions	—	42	26	19,245	19,313

At 31 December 2002	447	704	299	48,361	49,811

Accumulated depreciation
At 1 January 2002	174	476	179	16,282	17,111
Charge for the year	149	175	83	8,558	8,965

At 31 December 2002	323	651	262	24,840	26,076

Net book value
At 31 December 2002	124	53	37	23,521	23,735

At 31 December 2001	273	186	94	12,834	13,387

      Tangible fixed assets include computer equipment at a cost of £644,375 (2001 — £644,375) and net book value of £321,922 (2001 — £536,537) in respect of assets held under a finance lease.

      Computer systems for the group and company includes £15,314,000 (2001 — £2,108,000) of assets in the course of construction.

10. FIXED ASSET INVESTMENTS

Subsidiary undertaking

      Virgin Mobile Telecoms Limited has a £2 investment representing a 100% holding in Bluebottle Call Limited, a subsidiary undertaking, the principal business of which is property investment. Bluebottle Call Limited is incorporated in England and Wales.

11. STOCKS

	Group		Company

	2002	2001	2002	2001

	£’000	£’000	£’000	£’000
Finished goods held for resale	5,671	4,927	5,671	4,927

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

12. DEBTORS

	Group		Company

	2002	2001	2002	2001

	£’000	£’000	£’000	£’000
Trade debtors	27,542	17,189	27,542	17,189
Amounts owed by other related companies (see note 25)	13,019	13,271	13,019	13,271
Amounts owed by subsidiary undertaking	—	—	6,689	7,305
Deferred tax asset	9,001	—	8,852	—
Other debtors	—	516	—	493
Prepayments and accrued income	3,144	2,773	2,149	1,759

	52,706	33,749	58,251	40,017

      A deferred tax asset of £9,001,000 has been recognised at 31 December 2002 (2001 — £nil). Detailed group budgets indicate that taxable profits will arise in the future. Based on these budgets the directors consider that a deferred tax asset of £9,001,000 should be recognised. A deferred tax asset of £49,908,000 has not been recognised in respect of certain tax losses and tax allowances as there remains a high enough degree of uncertainty regarding the future for these assets not to be regarded as more likely than not to reverse.

13. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group		Company

	2002	2001	2002	2001

	£’000	£’000	£’000	£’000
Bank loans	23,000	—	23,000	—
Obligations under finance lease contract	233	255	233	255
Trade creditors	21,203	21,664	21,203	21,664
Amounts owed to other related companies (see note 25)	1,842	2,874	1,842	2,874
Other taxation and social security	5,415	686	5,478	686
Other creditors	392	1,669	392	1,669
Accruals and deferred income	60,839	33,551	60,630	33,332

	112,924	60,699	112,778	60,480

14. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group		Company

	2002	2001	2002	2001

	£’000	£’000	£’000	£’000
Obligations under finance lease contract	—	233	—	233
Bank loans	72,000	100,000	72,000	100,000
Amounts owed to other related companies (see note 25)	69,676	64,314	69,676	64,314
Accruals and deferred income	1,468	1,691	53	66

	143,144	166,238	141,729	164,613

      During the year ending 31 December 2002 the company has repaid £5 million of the syndicated loan facility. The loan facility is secured on the share capital and assets of the group.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

Finance Leases

      The net finance lease obligations to which the group and company are committed and which are secured on the related assets are:

	Group and Company

	2002	2001

	£’000	£’000
In one year or less	233	255
Between one and two years	—	233

	233	488

15. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

      Set out below is an explanation of the role financial instruments have had during the period in creating or changing the risks the group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

      The company has established treasury policies that are reviewed annually by the Board or Audit committee to ensure they remain relevant to rapid business change.

      The major financial risks faced by the group are exchange rate, interest rate exposure and liquidity risk. These are outlined below:

Foreign currency risk

      About one-third of the handset purchases made by the company are from suppliers in continental Europe. These purchases are invoiced in Euros. The company’s policy is to eliminate some currency exposure on purchases at the time of purchase through forward currency contracts. All other purchases are denominated in sterling.

Interest rate risk

      The company has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its syndicated loan facility. The company’s policy is to keep between 50 per cent and 75 percent of the syndicated loan borrowing at fixed rates of interest. At the year-end, 79 per cent of the syndicated loan was at fixed rates after taking account of interest rate swaps following the repayment of £5 million of the syndicated loan facility.

      The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 “Derivatives and other financial instruments: Disclosures” (“FRS 13”). For this purpose non-equity shares issued by the company are dealt with in the disclosures in the same way as the group’s financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures.

      As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Liquidity risk

      The company’s overall objective is to ensure that it is, at all times, able to meet its financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counterparties, within authorised limits, with the aim of maintaining short term liquidity while maximising yield.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

Interest rate profile

      The group has no financial assets other than cash at bank.

      After taking into account interest rate swaps, the interest rate profile of the group’s financial liabilities at 31 December 2002 was as follows:

	2002

	Total	Floating rate	Fixed rate

	£’000	£’000	£’000
Currency
Sterling
— Borrowings	164,909	89,676	75,233
— Non-equity shares	30,050	—	30,050

Total	194,959	89,676	105,283

      The profile at 31 December 2001 for comparison purposes was as follows:

	2001

	Total	Floating rate	Fixed rate

	£’000	£’000	£’000
Currency
Sterling
— Borrowings	164,802	89,314	75,488
— Non-equity shares	30,050	—	30,050

Total	194,852	89,314	105,538

      Further analysis of the interest rate profile at 31 December 2002 and at 31 December 2001 is as follows:

2002
Fixed rate

Weighted
	Weighted	average
	average	period for
	interest	which rate
	rate	is fixed
	(%)	Years

Currency
Sterling
— Borrowings	7.4	1.0

2001
Fixed rate

Weighted
	Weighted	average
	average	period for
	interest	which rate
	rate	is fixed
	(%)	Years

Currency
Sterling
— Borrowings	7.4	2.6

      Cumulative redeemable preference share dividends accrue on the non-equity shares at the rate of 9% per annum. Dividend interest on late payment is charged at 11% above the Natwest lending rate. As there is no defined maturity date, the non-equity shares have been excluded from the weighted average analysis.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

      The interest rate on floating rate shareholder loans is at 4% above the three-month LIBOR rate. The interest rate on the floating rate element of the facility loan is linked to the LIBOR for a comparable period to that of the remaining term of the facility.

Currency exposures

      As at 31 December 2002, after taking into account the effects of forward foreign exchange contracts the company had no currency exposures (2001 — £nil).

Maturity of financial liabilities

      The maturity profile of the group’s financial liabilities at 31 December 2002 was as follows:

	Non-equity
	shares	Borrowings	Total

	£’000	£’000	£’000
In one year or less	—	23,233	23,233
In more than one year but not more than two years	—	46,000	46,000
In more than two years but not more than five years	—	95,676	95,676
In more than five years	30,050	—	30,050

Total	30,050	164,909	194,959

      The profile at 31 December 2001 for comparison purposes was as follows:

	Non-equity
	shares	Borrowings	Total

	£’000	£’000	£’000
In one year or less	—	255	255
In more than one year but not more than two years	—	23,233	23,233
In more than two years but not more than five years	—	141,314	141,314
In more than five years	30,050	—	30,050

Total	30,050	164,802	194,852

Borrowing facilities

      The group had undrawn committed borrowing facilities at 31 December 2002 and 31 December 2001 in respect of which all conditions precedent had been met, as follows:

	2002	2001

	£’000	£’000
Expiring in one year or less	—	—
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	15,000	15,000

Total	15,000	15,000

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

Fair values

      Set out below is a comparison by category of book values and fair values of the group’s financial liabilities at 31 December 2002 and 31 December 2001.

	2002		2001

	Book value	Fair value	Book value	Fair value

	£’000	£’000	£’000	£’000
Primary financial instruments held or issued to finance the group’s operations
Short term financial liabilities and current portion of long term borrowings	23,233	23,751	255	255
Long term borrowings	72,000	75,738	100,233	105,191
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	375	1,778	266	1,256
Forward foreign exchange contracts	—	(165)	—	36

      The fair value of the interest rate swaps and forward foreign exchange contracts have been determined by reference to prices available from the markets on which the instrument involved is traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

      The fair values of shareholder loans have not been presented (see note 25). As they are not publicly traded and repayment is not necessarily in cash, it would be impractical to make an estimate with sufficient reliability.

      The fair values of the cumulative redeemable preference shares have not been presented. As they are not publicly traded and can be redeemed at any time at the option of the company, it would be impractical to make an estimate with sufficient reliability.

Gains and losses on hedges

      The group enters into forward foreign currency contracts to eliminate some of the currency exposures that arise on purchases denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures.

      An analysis of these unrecognised gains and losses is as follows:

	2002

	Gains	Losses	Net

	£’000	£’000	£’000
Unrecognised gains and losses on hedges at 1 January 2002	287	1,313	1,026
Gains and losses arising in previous years that were recognised in 2002	(287)	(1,116)	(829)

Gains and losses arising before 1 January that were not recognised in 2002	—	197	197
Gains and losses arising in 2002 that were not recognised in 2002	165	1,206	1,041

Unrecognised gains and losses on hedges at 31 December 2002	165	1,403	1,238

Of which:
Gains and losses expected to be recognised in 2003	165	1,251	1,086

Gains and losses expected to be recognised in 2004 or later	—	152	152

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

      An analysis of these unrecognised gains and losses is as follows:

	2001

	Gains	Losses	Net

	£’000	£’000	£’000
Unrecognised gains and losses on hedges at 1 January 2001	—	340	340
Gains and losses arising in previous years that were recognised in 2001	—	(340)	(340)

Gains and losses arising before 1 January that were not recognised in 2001	—	—	—
Gains and losses arising in 2001 that were not recognised in 2001	287	1,313	1,026

Unrecognised gains and losses on hedges at 31 December 2001	287	1,313	1,026

Of which:
Gains and losses expected to be recognised in 2002	164	766	602

Gains and losses expected to be recognised in 2003 or later	123	547	424

16. CALLED UP SHARE CAPITAL

	2002	2001

	£	£
Authorised:
10,000 “D” ordinary shares of £0.01 each	100	100
475,000 non-voting preference “B” shares of £0.01 each	4,750	4,750
30,000 “E” shares of £0.02 each	600	600
500,000,000 cumulative redeemable preference shares of £0.01 each	5,000,000	5,000,000
485,000 preference voting “A” shares of £0.02 each	9,700	9,700
475,000 zero dividend voting “C” shares of £0.01 each	4,750	4,750

	5,019,900	5,019,900

Called up, allotted and fully paid
10,000 “D” ordinary shares of £0.01 each	100	100
475,000 non-voting preference “B” shares of £0.01 each	4,750	4,750
13,500 “E” shares of £0.02 each	270	270
300 cumulative redeemable preference shares of £0.01 each	3	3
485,000 preference voting “A” shares of £0.02 each	9,700	9,700
475,000 zero dividend voting “C” shares of £0.01 each	4,750	4,750

	19,573	19,573

      The shareholders funds attributable to non-equity shares is the nominal value of the respective non-equity shares plus £41,098,000 (2001 — £37,160,000) attributable to the cumulative redeemable preference shares.

“D” Ordinary shares (“D” Shares”)

      “D” shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. Holders of “D” shares together with “B” shareholders are entitled to receive 50% of this preferred dividend. “D” shareholders are also eligible to receive ordinary dividends. Holders of “D” shares receive 1 vote per share. On a winding-up, “D” shareholders together with “B” shareholders are eligible to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Non-voting preference “B” shares (“B” shares”)

      “B” shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

dividend. Holders of “B” shares together with “D” shareholders are entitled to receive 50% of this preferred dividend. “B” shareholders are also eligible to receive ordinary dividends. Holders of “B” shares have no voting rights. On a winding-up, “B” shareholders together with “D” shareholders are entitled to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

“E” shares

      “E” shares are only entitled to receive ordinary dividends (after cumulative redeemable preference share dividends and preferred dividends to “A”, “B” and “D” shareholders) at the earlier of 5 years after the date of issue of the shares and the date of realisation (being flotation, sale or a winding-up). After 5 years or realisation, “E” shareholders are entitled to 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the “A’, “B” and “D” shareholders.

Cumulative redeemable preference shares

      Cumulative redeemable preference shares carry an entitlement to dividend at the rate 9% per annum on the issue price and may be redeemed at £100,122 per share at any time at the option of the company. Holders of the cumulative redeemable preference shares have no voting rights. On a winding-up, the holders are entitled to receive, in priority to any other classes of shares, the sum of £100,122 per share together with any arrears of dividend.

Preference voting “A” shares (“ “A” shares”)

      “A” shares are entitled to receive a preferred dividend of 50% of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. “A” shareholders are also eligible to receive ordinary dividends and receive 1 vote per share. Holders of “A” shares have the right on a winding-up to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Zero dividend voting “C” shares (“ “C” shares”)

      “C” shareholders are not entitled to receive any dividend income but have 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the “A”, “B” and “D” shareholders.

17. RESERVES

	Share	Profit
	premium	and loss
Group	account	account	Total

	£’000	£’000	£’000
At 1 January 2002	30,036	(191,804)	(161,768)
Retained loss for the year	—	(1,942)	(1,942)
Finance costs of non-equity shares	—	3,938	3,938

At 31 December 2002	30,036	(189,808)	(159,772)

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

	Share	Profit
	premium	and loss
Company	account	account	Total

	£’000	£’000	£’000
At 1 January 2002	30,036	(187,104)	(157,068)
Retained loss for the year	—	(630)	(630)
Finance costs of non-equity shares		3,938	3,938

At 31 December 2002	30,036	(183,796)	(153,760)

18. RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS

	2002	2001

	£’000	£’000
Retained loss for the year	(1,942)	(62,536)
Finance cost of non-equity shares	3,938	3,597

Net movement to accumulated deficit	1,996	(58,939)
Opening accumulated deficit	(161,749)	(102,810)

Closing accumulated deficit	(159,753)	(161,749)

19. RECONCILIATION OF OPERATING LOSS TO OPERATING CASH FLOWS

	2002	2001

	£’000	£’000
Operating profit (loss)	4,836	(47,705)
Depreciation charges	11,286	12,038
(Increase) decrease in stocks	(744)	3,530
Increase in debtors	(4,701)	(15,931)
Increase (decrease) in creditors	24,035	(5,997)

Net cash inflow (outflow) from operating activities	34,712	(54,065)

20. ANALYSIS OF CASH FLOWS

	2002	2001

	£’000	£’000
Returns on investments and servicing finance
Interest received	522	483
Interest paid	(8,220)	(4,619)
Interest element of finance lease rentals	(48)	(72)

Net cash outflow	(7,746)	(4,208)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(18,315)	(8,836)

Financing
Share capital receipts for shares issued in previous years	—	14
Increase in loans secured on share capital and assets of the group	—	75,000
Repayment of loans secured on share capital and assets of the group	(5,000)	—
Repayment of capital element of finance lease	(255)	(156)

Net cash (outflow) inflow	(5,255)	74,858

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

21. ANALYSIS AND RECONCILIATION OF NET DEBT

			Other
	1 January		non-cash	31 December
	2002	Cash flow	changes	2002

	£’000	£’000	£’000	£’000
Cash in hand, at bank	9,714	3,396	—	13,110
Debt due after one year	(164,314)	5,000	(5,362)	(164,676)
Finance lease	(488)	255	—	(233)

Net debt	(155,088)	8,651	(5,362)	(151,799)

	2002	2001

	£’000	£’000
Increase in cash in the period	3,396	7,749
Cash used to repay debt	5,000	—
Cash inflow from increase in debt	—	(75,000)
Cash used to repay finance lease	255	156

Change in net debt resulting from cash flows	8,651	(67,095)
Other non-cash changes	(5,362)	(6,299)

Movement in net debt in period	3,289	(73,394)
Net debt brought forward	(155,088)	(81,694)

Net debt at 31 December	(151,799)	(155,088)

      The non-cash changes represent the interest on the shareholder loans that is rolled up into the principal on a quarterly basis (see note 15).

22. FINANCIAL COMMITMENTS

      Annual minimum lease commitments:

	Group		Company
	Land and buildings		Land and buildings

	2002	2001	2002	2001

	£’000	£’000	£’000	£’000
Expiry date
— within one year	—	—	—	—
— between two and five years	—	—	—	—
— after five years	1,092	1,092	240	240

	1,092	1,092	240	240

      The group and company have £776,000 (2001 — £nil) of capital commitments contracted but not provided for.

23. PENSION ARRANGEMENTS

      The company operates a defined contribution scheme for which the pension cost charge for the year amounted to £776,000 (2001 — £549,000).

24. CONTINGENT ASSET

      As a result of a High Court judgement on 6 March 2003, Virgin Mobile will be entitled to receive certain amounts for marketing support contributions that had been previously withheld by T-Mobile. Any amounts withheld have been fully provided for in the period in which they were withheld. The amounts that will be payable will be determined following future proceedings and any future payment by T-Mobile in

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

relation to the previous marketing support contributions withheld will be reported as turnover in the results for the period in which the amount receivable can be determined with more certainty.

25. RELATED PARTY TRANSACTIONS

      T-Mobile, through T-Mobile (UK) Limited, and The Virgin Group, through Bluebottle Investments S.A. and Bluebottle UK Limited, are joint venture partners in Virgin Mobile. The following transactions occurred with these partners in the year.

T-Mobile

      The company was partially financed by a loan facility provided by T-Mobile on which interest at variable rates accrues. The principal amount of £34,837,922 (2001 — £32,156,945) was outstanding as at 31 December 2002. Interest has been rolled up to the principal quarterly. Total interest for the year payable to T-Mobile is £2,680,977 (2001 — £2,827,303). There are no fixed repayment dates, however this loan and associated interest does not become repayable until the bank syndicated loan (see note 15) has been repaid in full.

      Some handsets, service packs and other accessories are purchased by T-Mobile on behalf of the company. The total cost to the company in respect of such purchases amounted to £5,888,061 (2001 — £18,116,136) and of this £3,528,125 remained unpaid as at 31 December 2002 (2001 — £880,190).

      T-Mobile pays a marketing support contribution to the company and the company pays charges to T-Mobile for the use of its network. The total income from marketing support contributions to the company, net of payments to T-Mobile for use of its network, amounted to £15,160,603 (2001 — £10,851,585) of which a net amount of £8,538,404 (2001 — £2,552,222) remained outstanding as at 31 December 2002.

      T-Mobile distributes airtime vouchers to certain retailers on behalf of the company. The total amount invoiced during the period in respect of these vouchers, net of management and distribution fees, amounted to £11,716,170 (2001 — £26,769,848). £1,716,815 (2001 — £2,041,684) of this total remained outstanding from T-Mobile as at 31 December 2002.

      T-Mobile incurred additional expenses, particularly third party recharges and staff time, which were recharged on to the company and the company incurred similar expenses which were recharged to T-Mobile. The net amount recharged by T-Mobile was £395,463 (2001 — £463,179). As at 31 December 2002, a net amount of £1,464,374 was owing from the company to T-Mobile (2001 — £114,200 was owing from T-Mobile to the company).

      T-Mobile provides three directors of the company and receives a £45,000 (2001 — £45,000) annual consultancy fee for these executive services. An amount of £63,750 (2001 — £18,750) remained outstanding at the end of 31 December 2002.

Virgin Group

      The company was partially financed by a loan facility provided by Bluebottle UK Limited, a member of the Virgin Group, on which interest at variable rates accrues. The principal amount of £34,837,922 (2001 — £32,156,945) was outstanding as at 31 December 2002. Interest has been rolled up to the principal quarterly. Total interest for the year payable to companies within the Virgin Group was £2,680,977 (2001 — £2,827,303). There are no fixed repayment dates, however this loan and associated interest does not become repayable until the bank syndicated loan (see note 15) has been repaid in full.

      During the period, handset, airtime vouchers and other stock items were sold through retailers who are members of the Virgin Group. These sales amounted to £22,990,506 (2001 — £36,639,689) of which £7,755,801 (2001 — £9,443,202) remained outstanding as at 31 December 2002.

      Members of the Virgin Group performed additional services including printing, brand licensing and promotion, which were recharged on to the company. These amounted to £5,445,894 (2001 — £8,300,147) of which £1,407,894 (2001 — £2,532,076) remained unpaid as at 31 December 2002.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)

Year ended 31 December 2002

      Virgin Management Limited provides three directors of the company and receives a £45,000 (2001 — £45,000) annual consultancy fee for these executive services. An amount of £18,750 (2001 — £7,500) remained outstanding at the end of 31 December 2002.

      The group uses some other sundry services provided by members of the Virgin Group. These are transacted on an arm’s length basis under normal commercial terms.

26. SHAREHOLDERS’ CONTRACTUAL DISPUTE

      As at 31 December 2002 and 16 April 2003, there was a legal action pending between the Virgin Group shareholders and T-Mobile regarding an alleged event of default by T-Mobile under the Shareholders’ Agreement. The Virgin Group shareholders are seeking a declaration from the court as to whether this event of default has occurred. Should the Virgin Group shareholders succeed in this action, the Virgin Group shareholders would have the right, but not the obligation, to serve a compulsory sale notice requiring that the shares in Virgin Mobile held by T-Mobile be offered for sale to the Virgin Group shareholders. While this could have implications for Virgin Mobile’s bank funding, the directors understand that the Virgin Group shareholders would not serve a compulsory sale notice without obtaining appropriate waivers, under the syndicated bank loan agreement, from the syndicated banks.

VIRGIN MOBILE TELECOMS LIMITED

US GAAP

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 31 December 2001 and 2000 and for the period from incorporation (29 January 1999) to 31 December 1999

This report is a copy of a previously issued Arthur Andersen report and Arthur Andersen has not reissued this report.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Virgin Mobile Telecoms Limited:

      We have audited the accompanying consolidated balance sheets of Virgin Mobile Telecoms Limited (a UK company) and subsidiary as of 31 December 2001 and 2000 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended 31 December 2001 and 2000 and for the period from its incorporation (29 January 1999) to 31 December 1999. These financial statements are the responsibility of Virgin Mobile Telecoms Limited’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virgin Mobile Telecoms Limited and subsidiary as of 31 December 2001 and 2000, and the results of their operations and their cash flows for the year ended 31 December 2001 and 2000 and for the period from 29 January 1999 to 31 December 1999 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen

6 June 2002

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED BALANCE SHEETS

31 December 2001 and 2000

	31 December	31 December
	2001	2000

	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	9,714	1,965
Accounts receivable, net of allowance for doubtful debts of £438,000 (2000 — £481,000)	17,189	7,575
Due from other related companies	13,271	3,215
VAT receivable	516	5,059
Prepayments	2,773	1,955
Inventories	4,927	8,457

	48,390	28,226
Non-current assets:
Deferred financing costs	1,528	1,936
Property and equipment, net of accumulated depreciation of £21,229,000 (2000 — £9,043,000)	17,307	22,215
SIM cost deferral	6,425	3,569

	25,260	27,720

	73,650	55,946

Liabilities
Current Liabilities:
Accounts payable	21,664	12,527
Accrued liabilities	8,667	12,741
Deferred revenue	27,556	14,558
Interest rate swaps and forward foreign exchange contracts	1,292	7
Capital lease	255	—
Due to other related companies	2,874	28,329
Other accounts payable	2,089	547

	64,397	68,709
Deferred revenue	6,972	5,114
Capital lease	233	—
Bank loan	100,000	25,000
Due to other related companies	64,314	58,659

	235,916	157,482

Cumulative redeemable preference shares, £0.01 par value, 300 (2000 — 300)	37,160	33,563
Shareholders’ equity
‘D’ ordinary shares, £0.01 par value, 10,000 (2000 — 10,000)	—	—
Non-voting preference ‘B’ shares, £0.01 par value, 475,000 (2000 — 475,000)	5	5
‘E’ shares, £0.02 par value, 13,500 (2000 — 13,500)	—	—
Preference voting ‘A’ shares, £0.02 par value, 485,000 (2000 — nil)	10	—
Zero dividend voting ‘C’ shares, £0.01 par value, 475,000 (2000 — nil)	4	—
Accumulated deficit	(199,445)	(135,104)

	(199,426)	(135,099)

Shareholders’ equity and cumulative redeemable preference shares	(162,266)	(101,536)

	73,650	55,946

The accompanying notes are an integral part of these consolidated financial statements.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

31 December 2001, 2000 and 1999

			Period from
			incorporation to
	Year ended	Year ended	31 December
	31 December	31 December	1999
	2001	2000	(11 month period)

	£’000	£’000	£’000
Revenues
Equipment revenue, net of discounts	25,782	20,013	8,175
Service revenue	137,940	47,929	719

	163,722	67,942	8,894

Expenses
Network and equipment cost	(118,192)	(78,198)	(13,806)
General and administrative expense	(82,442)	(82,210)	(20,033)
Depreciation and amortization	(12,186)	(8,043)	(1,681)

Operating loss	(49,098)	(100,509)	(26,626)

Interest expense	(11,789)	(5,005)	—
Interest income	483	516	47

Loss before income taxes	(60,404)	(104,998)	(26,579)
Provision for income taxes	—	—	—

Net loss before cumulative effect of adoption of SFAS No. 133	(60,404)	(104,998)	(26,579)
Cumulative effect of adoption of SFAS No. 133	(340)	—	—

Net loss	(60,744)	(104,998)	(26,579)

Financing cost of cumulative redeemable preference shares	(3,597)	(2,921)	(606)

Net loss attributable to equity shareholders	(64,341)	(107,919)	(27,185)

The accompanying notes are an integral part of these consolidated financial statements.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

31 December 2001, 2000 and 1999

			Total
			Shareholders’
	Share	Accumulated	Funds/
	capital	Deficit	(Deficit)

	£’000	£’000	£’000
At incorporation	—	—	—
Shares issued	5	—	5
Net loss attributable to equity shareholders	—	(27,185)	(27,185)

Balance, 31 December 1999	5	(27,185)	(27,180)
Net loss attributable to equity shareholders	—	(107,919)	(107,919)

Balance, 31 December 2000	5	(135,104)	(135,099)
Increase of share capital	14	—	14
Net loss attributable to equity shareholders	—	(64,341)	(64,341)

Balance, 31 December 2001	19	(199,445)	(199,426)

      There was no other comprehensive income other than the results for the periods.

The accompanying notes are an integral part of these consolidated financial statements.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

31 December 2001, 2000 and 1999

			Period from
			incorporation to
	Year ended	Year ended	31 December
	31 December	31 December	1999
	2001	2000	(11 month period)

	£’000	£’000	£’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(60,744)	(104,998)	(26,579)
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effective of adoption of SFAS No. 133	340	—	—
Amortization of financing costs	408	102	—
Depreciation and amortization	12,186	8,043	1,681
Add/(deduct) net changes in operating assets and liabilities:
Accounts receivable	(9,614)	(6,049)	(1,526)
Due from other related companies	(10,056)	1,686	(4,901)
Other accounts receivable	883	(3,679)	(6,357)
Inventories	3,530	2,370	(10,827)
Accounts payable and accrued liabilities	7,594	5,767	16,962
Deferred revenue	14,856	15,885	3,787
Due to other related companies	(19,800)	14,472	18,016
Other accounts payable	2,480	328	219

Net cash used by operating activities	(57,937)	(66,073)	(9,525)

Cash flows from investing activities
Net cash received in acquisition of subsidiary	—	—	3,429
Cash paid for property and equipment	(9,172)	(15,605)	(13,764)

Net cash used in investing activities	(9,172)	(15,605)	(10,335)

Cash flows from financing activities
Financing costs incurred	—	(2,038)	—
Proceeds from issuance of share capital	14	—	5
Proceeds from issuance of cumulative redeemable preference shares	—	—	30,036
Proceeds from unsecured loans from other related companies	—	49,500	1,000
Proceeds from loans secured on share capital and net assets of the group	75,000	25,000	—
Repayment of capital lease	(156)	—	—

Net cash provided by financing activities	74,858	72,462	31,041

Net increase/(decrease) in cash and cash equivalents	7,749	(9,216)	11,181
Cash and cash equivalents, beginning of year	1,965	11,181	—

Cash and cash equivalents, end of year	9,714	1,965	11,181

The accompanying notes are an integral part of these consolidated financial statements.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31 December 2001, 2000 and 1999

1   Background and organization

      The company was incorporated on 29 January 1999 in the United Kingdom. The principal activities of the group comprise the sale of mobile phone handsets and the provision of mobile telecommunication services.

      Virgin Mobile Telecoms Limited has a 100% holding in Bluebottle Call Limited. The only activity of this company is the leasing of property on behalf of Virgin Mobile Telecoms Limited. Together these two companies form the group.

2   Significant accounting policies

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in British Pounds Sterling. The significant accounting policies are summarized as follows:

a)  Basis of preparation

      As at 31 December 2001 the group had a total shareholder deficit of £199,426,000 (2000 — £135,099,000). The group is currently being financed by a syndicated bank loan (see note 4) and by its shareholders, T-Mobile and the Virgin Group (see note 8). The group has drawn down £100,000,000 under the £115,000,000 syndicated bank loan. The continued availability of this funding is based on achieving a number of financial and operating covenants (see note 4). While there can be no certainty about the group’s future operating performance, based on the group’s current approved plan for 2002 and forecasts for subsequent periods, the directors expect that the group will be cash neutral in the twelve months ending 31 December 2002 and that the group will comply with the syndicated bank loan covenants. Therefore, the directors have prepared these accounts on a going concern basis.

b)  Basis of consolidation

      The financial statements consolidate the financial statements of the Company and its subsidiary company after eliminating all intercompany transactions and balances.

c)   Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual amounts and results could differ from those estimates.

d)  Foreign currencies

      The consolidated financial statements are prepared in British Pounds Sterling. The functional currency is local currency in which the Company and its subsidiary are located (UK). Transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

      The foreign currency exchange gain or loss recognized in the statement of income was a loss of £93,000 (2000 — £4,000, 1999 — £nil).

e)   Cash and cash equivalents

      For purposes of the statement of consolidated cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash. No such instruments were held during the period.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

f)   Accounts receivable — trade

      Accounts receivable — trade are stated at nominal value less a provision for doubtful accounts. The provision is based on the risk of non-collectability then known. Amounts written off amounted to £206,000 (2000 — £97,000, 1999 — £nil) and the provision decreased by £43,000 (increased by £481,000 in 2000).

g)  Revenue recognition

     Equipment

          Handsets

      Handsets revenue is recognized based on the amounts received, net of rebates and commissions paid to the channels, at the date of sale. Commissions payable to channels are accrued when the channel has fulfilled the conditions to which the commission relates. This revenue is considered a separate earnings process to airtime and SIM card sales and hence is recognized upon delivery to the distributor.

          SIM cards

      SIM cards are sold to channels or directly to subscribers. The sale of a SIM card represents an ongoing commitment to provide service to a subscriber over the average subscriber’s life. Revenue is therefore deferred and recognized over the average subscriber life commencing at the date of sale.

          Service

      Revenue earned directly from customers is recognized based on usage of the network in the period when services are rendered. No revenue is recognized on initial free airtime. Revenue is earned from third parties for the provision of services, including the network, to Virgin Mobile customers. This revenue is recognized in the period when services are rendered.

h)  Direct costs related to revenue

     Handset costs

      Handset costs are recognized based on the amounts paid, net of rebates received from the suppliers, at the date of sale.

     SIM cards

      Costs are deferred and recognized over the average subscriber life commencing at the date of sale. Deferred costs are included within non-current assets.

     Network charges

      Network costs including the cost of providing initial free airtime are recognized on usage of the network.

i)   Advertising costs

      Advertising costs are expensed as incurred. Such costs are included in sales and general and administrative expenses in the accompanying consolidated statements of operations and for the year ended 31 December 2001 were £17,172,000 (2000 — £17,844,000, 1999 — £1,626,000).

j)   Financing costs

      Debt issuance costs relating to the Company’s bank loans are deferred and amortized to interest expense using the effective interest method over the term of the bank loan.

k)  Property and equipment

      Property and equipment are stated at cost, net of accumulated depreciation. Maintenance repairs and minor renewals are charged to expense as incurred. Major renewals and improvements are capitalized and

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

depreciated over their estimated useful lives. When assets are retired or otherwise disposed of, the cost is removed from the asset account and the corresponding accumulated depreciation is removed from the related reserve account. Any gain or loss resulting from such retirement or disposal is included in current income.

      The recoverability of fixed assets is assessed whenever events or circumstances indicate a potential impairment. This assessment involves comparing the carrying value of the assets with management’s best estimate of the future undiscounted cash flows to be generated by using the asset. Where this calculation indicates an impairment the asset is written down to its fair value, which is estimated based upon management’s best estimate of future discounted cash flows.

      Depreciation is provided on a straight-line basis over the estimated useful lives of the property and equipment as follows:

Leasehold improvements	3 years
Fixtures and fittings	3 years
Office equipment	3 years
Computer systems	2-3 years

      Assets under development are not depreciated until development has been completed and the fixed asset is fully operational.

l)   Inventories

      Inventories which comprise handsets held for resale are stated at the lower of standard cost and market value. Market value is based on estimated selling price, less further direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

m)  Income taxes

      Income taxes are accounted for under the liability method in accordance with FAS 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that a portion of the assets will not be realized.

n)  Derivative financial instruments

      The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest rates, currencies and other market risks. The counterparties to these instruments are major financial institutions with high credit quality. The Company is exposed to credit loss in the event of non-performance by these counterparties.

      On 1 January 2001, the Company adopted FAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. The ineffective portions of both fair value and cash flow hedges are immediately recognized in earnings.

      The Company’s interest rate swap has never been designated as an accounting hedge, consequently upon the adoption of SFAs No 133, this swap was recorded in the balance sheet at fair value at the transition date (1 January 2001). The resulting adjustment of £340,000 was recorded as the cumulative effect of adoption of SFAs No 133.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

      After adoption of FAS 133, the interest rate swaps are accounted for at fair value, marking to market (fair value) any differences between periods through the statement of operations at the end of each reporting period. Swaps contracts are recorded at fair value and any differences between periods are recorded through the statement of operations at the end of each reporting period. The charge in the period is taken as a general and administrative expense.

n)  Deferred revenue

      Deferred revenue represents:

•	Deferred SIM card revenue. This revenue is recognized over the average subscriber life.

•	The balance of services due to pre-pay customers. This revenue is recognized upon usage.

•	The cash payments received as an incentive to sign rental agreements. This revenue is recognized over the term of the rental agreements.

o)  Leases

      Assets obtained under capital leases are capitalised in the balance sheet and depreciated over their estimated useful lives or the leases’ term, whichever is shorter. The interest element of these obligations is charged to the profit and loss account over the relevant period. The capital element of the future payment is treated as a liability.

      Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

p)  Recent accounting pronouncements

      In June 2001, the Financial Accounting Standards Board issued FAS 143 “Accounting for Asset Retirement Obligations”. FAS 143 requires the fair value of a liability for asset retirement obligations to be recognised in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset.

      FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes that the adoption of FAS 143 will have no impact on the company’s financial statements.

      In August 2001, the Financial Accounting Standards Board issued FAS 144 “Accounting for the Impairment of Disposal of Long-Lived Assets to be Disposed Of”. While it supersedes APB Opinion 30 “Reporting the Results of operations — Reporting the Effects of the Disposal of a Segment of a business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at the net realisable value and future operating losses are no longer recognised before they occur. Under FAS 144, there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. FAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

      FAS 144 is effective for fiscal years beginning after December 15 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and, accordingly, does not anticipate that adoption of FAS 144 will have any impact on its results of operations or its financial position.

      In April 2002, the FASB issued SFAS 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The principal change is that gains or

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

losses from extinguishment of debt which are classified as extraordinary items by SFAS 4 will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after 15 May 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Company plans to adopt SFAS 145 for its fiscal year ending 31 December 2003. When adopted, prior extraordinary items related to the extinguishment of debt will need to be reclassified.

3   Property and equipment

      Property and equipment consist of the following:

	Leasehold	Fixtures	Office	Computer
	improvements	and fittings	equipment	systems	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2001	7,718	642	271	22,627	31,258
Additions	74	20	2	7,182	7,278

At 31 December 2001	7,792	662	273	29,809	38,536

Depreciation
At 1 January 2001	1,591	263	78	7,111	9,043
Charge for the period	2,517	213	101	9,355	12,186

At 31 December 2001	4,108	476	179	16,466	21,229

Net book value
At 31 December 2001	3,684	186	94	13,343	17,307

At 31 December 2000	6,127	379	193	15,516	22,215

      Property and equipment include computer equipment of £644,375 (2000 — £nil) and net book value of £536,537 (2000 — £nil) in respect of assets held under a capital lease.

4   Long term debt

      The Group’s long-term debt comprises the following:

	2001	2000

	£’000	£’000
Capital lease	233	—
Bank loan	100,000	25,000
Due to other related companies	64,314	58,659

	164,547	83,659

      As at 31 December 2001, contractual maturities of the Group’s indebtedness were as follows:

			Due to other
			related
	Capital lease	Bank loan	companies

	£’000	£’000	£’000
Year ended 31 December
2002	255	—	—
2003	233	23,000	—
2004	—	46,000	—
2005	—	31,000	—
2005 or later	—	—	64,314

Total	488	100,000	64,314

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

      The bank loan is in the form of a syndicated loan facility. The loan facility is secured on the share capital and assets of the group. The interest rate on the floating rate element of the facility loan is linked to the LIBOR. The undrawn committed borrowings under this facility at 31 December 2001 was £15,000,000 (2000 — £55,000,000). The continued availability of this facility is based on achieving a number of financial and operating covenants, the principal covenants being subscriber numbers and revenue and earnings to debt ratios.

      The interest rate on floating shareholder loans for which there is no fixed repayment date is at 4% above the three-month LIBOR rate. These loans and associated interest do not become repayable until the bank has been repaid.

5   Shareholders’ equity

	2001	2000

	£	£
Authorised
10,000 ‘D’ ordinary shares of £0.01 each	100	100
475,000 non-voting preference ‘B’ shares of £0.01 each	4,750	4,750
30,000 ‘E’ shares of £0.02 each	600	600
485,000 preference voting ‘A’ shares of £0.02 each	9,700	9,700
475,000 zero dividend voting ‘C’ shares of £0.01 each	4,750	4,750

	19,900	19,900

	2001	2000

	Called-up and	Called-up and
	fully paid	fully-paid	Called-up

	£	£	£
Allotted
10,000 ‘D’ ordinary shares of £0.01 each	100	100	100
475,000 non-voting preference ‘B’ shares of £0.01 each	4,750	4,750	4,750
13,500 ‘E’ shares of £0.02 each	270	270	270
485,000 preference voting ‘A’ shares of £0.02 each	9,700	—	9,700
475,000 zero dividend voting ‘C’ shares of £0.01 each	4,750	2	4,750

	19,570	5,122	19,570

‘D’ Ordinary shares (“ ‘D’ shares”)

      ‘D’ shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. Holders of ‘D’ shares together with ‘B’ shareholders are entitled to receive 50% of this preferred dividend. ‘D’ shareholders are also eligible to receive ordinary dividends. Holders of ‘D’ shares receive 1 vote per share. On a winding-up, ‘D’ shareholders together with ‘B’ shareholders are eligible to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Non-voting preference ‘B’ shares (“ ‘B’ shares”)

      ‘B’ shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. Holders of ‘B’ shares together with ‘D’ shareholders are entitled to receive 50% of this preferred dividend. ‘B’ shareholders are also eligible to receive ordinary dividends. Holders of ‘B’ shares have no voting rights. On a winding-up, ‘B’ shareholders together with ‘D’ shareholders are entitled to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

‘E’ shares

      ‘E’ shares are only entitled to receive ordinary dividends (after cumulative redeemable preference share dividends and preferred dividends to ‘A’, ‘B’ and ‘D’ shareholders) at the earlier of 5 years after the date of issue of the shares and the date of realisation (being flotation, sale or a winding-up). After 5 years or realisation, ‘E’ shareholders are entitled to 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the ‘A’, ‘B’ and ‘D’ shareholders.

Preference voting ‘A’ shares (“ ‘A’ shares”)

      ‘A’ shares are entitled to receive a preferred dividend of 50% of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. ‘A’ shareholders are also eligible to receive ordinary dividends and receive 1 vote per share. Holders of ‘A’ shares have the right on a winding-up to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Zero dividend voting ‘C’ shares (“ ‘C’ shares”)

      ‘C’ shareholders are not entitled to receive any dividend income but have 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the ‘A’, ‘B’ and ‘D’ shareholders.

6   Cumulative redeemable preference shares

      Cumulative redeemable preference shares carry an entitlement to dividend at the rate 9% per annum on the issue price (being £30,036,000 paid in 1999) and may be redeemed at £100,122 per share at any time at the option of the company. Holders of the cumulative redeemable preference shares have no voting rights. On a winding-up, the holders are entitled to receive, in priority to any other classes of shares, the sum of £100,122 per share together with any arrears of dividend because the holders of the cumulative redeemable preference shares are the shareholders in, and have joint control of, the Company redemption is not under the control of the Company and according to EITF topic D-98, cumulative redeemable preference shares have not been classified as share capital. The following table presents a reconciliation of the carrying amount of the cumulative redeemable preference shares as of 31 December 2001, 2000 and 1999:

	31 December	31 December	31 December
	2001	2000	1999

	£’000	£’000	£’000
Balance, beginning of the year/period	33,563	30,642	—
Share capital	—	—	—
Share premium	—	—	30,036
Financing cost — cumulative dividend	3,597	2,921	606

Balance, end of the year	37,160	33,563	30,642

7   Financial instruments

      The company believes the amounts presented for financial instruments in the accompanying financial statements, consisting of cash equivalents, accounts receivables, accounts payables, are reasonable estimates of their fair value.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

      The following table presents the carrying amounts and fair values at the Company’s other financial instruments as of 31 December 2001 and 2000:

	2001			2000

	Principal	Carrying	Fair	Principal	Carrying	Fair
	Amount	Amount	Value	Amount	Amount	Value

	£’000	£’000	£’000	£’000	£’000	£’000
Long-term debt	100,233	100,233	105,191	25,000	25,000	26,797
Interest rate swap	75,000	(1,256)	(1,256)	20,000	(7)	(347)
Forward contract	6,250	(36)	(36)	—	—	—

      There were no financial instruments used in the year ended 31 December 1999.

      The company has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its syndicated loan facility. The company’s policy is to keep between 50 per cent and 75 per cent of the syndicated loan borrowing at fixed rates of interest. At the year-end, 75 per cent of the syndicated loan was at fixed rates after taking account of interest rate swaps.

      About one-third of the handset purchases made by the company are from suppliers in continental Europe. These purchases are invoiced in Euros. The company’s policy is to eliminate some currency exposure on payments at the time of purchase through forward currency contracts. All other purchases are denominated in sterling.

      The fair value of the interest rate swaps and foreign exchange contracts have been determined by reference to prices available from the markets on which the instrument involved is traded.

      The fair value of the long term loan has been calculated by discounting cash flows at prevailing interest rates.

      The fair values of shareholder loans have not been presented. As they are not publicly traded, it would be impractical to make an estimate with sufficient reliability.

      The fair values of the cumulative redeemable preferences shares have not been presented. As they are not publicly traded and can be redeemed at any time at the option of the company, it would be impractical to make an estimate with sufficient reliability.

8   Taxes

      The provision for income taxes is comprised of the following:

	31 December	31 December	31 December
	2001	2000	1999

	£’000	£’000	£’000
Current tax payable	—	—	—
Deferred tax asset due to property, plant and equipment	6,189	2,374	279
Deferred tax asset for carried forward losses	52,311	36,999	7,297
Cumulative valuation allowance	(58,500)	(39,373)	(7,576)

	—	—	—

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

      The reconciliation of the tax expense with the product of accounting multiplied by the applicable tax rate is as follows:

			11 month
	Year ended	Year ended	period ended
	31 December	31 December	31 December
	2001	2000	1999

	£’000	£’000	£’000
Loss before income taxes	(60,404)	(104,998)	(26,579)

Effective tax (rate — 30%)	18,121	31,499	7,974
Tax effect of accelerated capital allowances	(3,815)	(2,095)	(279)
Tax effect of permanent differences (disallowable expenses)	1,006	298	(398)

Tax credit for the period	15,312	29,702	7,297
Valuation allowance for the period	(15,312)	(29,702)	(7,297)

Tax expense for the period	—	—	—

      Total carried forward tax losses at 31 December 2001 were in the region of £174,000,000 (2000 — £123,000,000, 1999 — £24,000,000). These losses result in significant deferred tax assets, however management believes that recognition of these assets is not appropriate given the current position of the company.

9   Related party transactions

      T-Mobile (formerly known as One 2 One), through One 2 One Personal Communications Limited, and The Virgin Group, through Bluebottle Investments S.A. and Bluebottle UK Limited, are joint venture partners in Virgin Mobile. The following transactions occurred with these partners in the year.

T-Mobile

      The company was partially financed by a loan facility provided by T-Mobile on which interest at variable rates accrues. The principal amount of £32,156,945 (2000 — £29,329,643) was outstanding as at 31 December 2001. Interest has been rolled up to the principal quarterly. Total interest for the year payable to T-Mobile is £2,827,303 (2000 — £2,627,874). There are no fixed repayment dates, however this loan and associated interest does not become repayable until the bank syndicated loan (see note 4) has been repaid.

      Some handsets, service packs and other accessories are purchased by T-Mobile on behalf of the company. The total cost to the company in respect of such purchases amounted to £18,116,136 (2000 — £55,366,696) and of this £880,190 remained unpaid as at 31 December 2001 (2000 — £28,088,902).

      T-Mobile pay a marketing support contribution to the company and the company pays charges to T-Mobile both as a result of Virgin Mobile’s customers’ use of the network. The total income from marketing support contributions to the company, net of payments to T-Mobile for use of its network, amounted to £10,851,585 (2000 — £2,307,600) of which a net amount of £2,552,222 (2000 — £1,146,643) remained outstanding as at 31 December 2001.

      T-Mobile distribute airtime vouchers to certain retailers on behalf of the company. The total amount invoiced during the period in respect of these vouchers, net of management and distribution fees, amounted to £26,769,848 (2000 — £13,512,352). £2,041,684 (2000 — £4,400,690) of this total remained outstanding from T-Mobile as at 31 December 2001.

      T-Mobile incurred additional expenses, particularly third party recharges and staff time, which were recharged on to the company and the company incurred similar expenses which were recharged to T-Mobile. The net amount recharged by T-Mobile was £463,179 (2000 — £1,828,440). As at 31 December, a net amount of £114,200 was owing from T-Mobile to the company (2000 — £230,000 was owing from the company to T-Mobile).

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31 December 2001, 2000 and 1999

      T-Mobile provides three directors of the company and receives a £45,000 (2000 — £45,000) annual consultancy fee for these executive services. An amount of £18,750 (2000 — £64,000) remained outstanding at the end of December 2001.

Virgin Group

      The company was partially financed by a loan facility provided by Bluebottle UK Limited, a member of the Virgin Group, on which interest at variable rates accrues. The principal amount of £32,156,945 (2000 — £29,329,643) was outstanding as at 31 December 2001. Interest has been rolled up to the principal quarterly. Total interest for the year payable to companies within the Virgin Group was £2,827,303 (2000 — £2,079,643). There are no fixed repayment dates, however this loan and associated interest does not become repayable until the bank syndicated loan (see note 4) has been repaid.

      During the period, handset, airtime vouchers and other stock items were sold through retailers who are members of the Virgin Group. These sales amounted to £36,639,689 (2000 — £33,909,281) of which £9,443,202 (2000 — £3,197,681) remained outstanding as at 31 December 2001.

      Members of the Virgin Group performed additional services including printing, brand licensing and promotion, which were recharged on to the company. These amounted to £8,300,147 (2000 — £8,364,958) of which £2,532,076 (2000 — £580,230) remained unpaid as at 31 December 2001.

      Virgin Management Limited provides three directors of the company and receives a £45,000 (2000 — £45,000) annual consultancy fee for these executive services. An amount of £7,500 (2000 — £64,000) remained outstanding at the end of December 2001.

      The group uses some other sundry services provided by members of the Virgin Group. These are transacted on an arm’s length basis under normal commercial terms.

10  Financial Commitments

      Annual commitments under non-cancellable operating leases are as follows:

	Land and	Land and
	Buildings	Buildings
	2001	2000

	£’000	£’000
2002	1,092	1,092
2003	1,092	1,092
2004	1,092	1,092
2005	1,092	1,092
2006 or later	8,713	9,816

	13,081	14,184

THIS PAGE INTENTIONALLY LEFT BLANK

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the years ended 31 December 2002 and 2001

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF DECEMBER 31, 2002 AND 2001

INCOME STATEMENT OF

COMDIRECT BANK GROUP
ACCORDING TO IAS (UNAUDITED)

	Notes	1.1.-31.12.2002	1.1.-31.12.2001

		(€ thousand)	(€ thousand)
INCOME STATEMENT
Interest income		99,220	138,621
Interest expenses		35,324	64,538
Net interest income before provisions	(21)	63,896	74,083
Provision for possible loan losses	(22)	(2,037)	(2,074)
Net interest income after provisions		61,859	72,009
Commission income		79,024	96,957
Commission expenses		1,882	3,939
Net commission income	(23)	77,142	93,018
Trading profit/loss	(24)	(285)	(29)
Result from financial investments		1,200	344
Administrative expenses	(25)	138,138	224,317
Other operating result	(26)	2,917	6,659

Profit from ordinary activities		4,695	(52,316)

Extraordinary results and restructuring costs	(27)	(23,295)	(98,264)

Pre-tax profit/loss		(18,600)	(150,580)

Taxes on income	(28)	(8,836)	10,077

After-tax profit/loss		(9,764)	(160,657)

Net loss		(9,764)	(160,657)

Transfer to reserves/Transfer from reserves		9,764	160,657

Consolidated profit/loss		0	0

EARNINGS PER SHARE

		1.1.-31.12.2002	1.1.-31.12.2001

EARNINGS PER SHARE
Net loss	(€ thousand)	(9,764)	(160,657)
Average number of ordinary shares	Shares	140,500,000	140,500,000

Basic earnings per share		€(0.07)	(1.14)

		1.1.-31.12.2002	1.1.-31.12.2001

DILUTED EARNINGS PER SHARE
Net loss	(€ thousand)	(9,764)	(160,657)
Adjustment to the number of ordinary shares issued due to outstanding option rights	Shares	395,349	97,278
Weighted average shares outstanding (diluted)	Shares	140,895,349	140,597,278

Diluted earnings per share		€(0.07)	(1.14)

BALANCE SHEET OF

COMDIRECT BANK GROUP
ACCORDING TO IAS (UNAUDITED)

ASSETS	Notes	as of 31.12.2002	as of 31.12.2001

		(€ thousand)	(€ thousand)
Cash reserve	(29)	5,181	72,005
Claims on banks	(30)	1,294,419	1,684,112
Claims on customers	(31)	175,421	263,728
Provision for possible loan losses	(32)	(6,355)	(4,936)
Trading assets	(33)	0	2,164
Financial investments	(34)	1,057,701	861,212
Intangible assets	(35)	14,094	22,076
Fixed assets	(36)	28,175	45,816
Tax assets	(38)	11,701	9,634
Other assets	(39)	8,936	18,200

Total assets		2,589,273	2,974,011

LIABILITIES AND EQUITY	Notes	as of 31.12.2002	as of 31.12.2001

		(€ thousand)	(€ thousand)
Liabilities to banks	(40)	14,913	0
Liabilities to customers	(41)	1,948,680	2,289,327
Provisions	(42)	21,108	51,351
Tax liabilities	(43)	0	10,444
Other liabilities		24,247	28,162
Subordinated capital	(44)	16,617	16,617
Equity		563,708	578,110
Subscribed capital		140,500	140,500
Capital reserve		367,221	394,327
Retained earnings
Other revenue reserves		55,658	42,200
Revaluation reserve		329	1,083
Consolidated profit/loss		0	0

Total liabilities and equity		2,589,273	2,974,011

STATEMENT OF CHANGES IN EQUITY

OF COMDIRECT BANK GROUP
(UNAUDITED)

	Subscribed	Capital	Retained	Revaluation	Consolidated	Total	Total
	capital	reserve	earnings	reserve	profit/loss	2002	2001

	(€ thousand)
Equity as of 1.1	140,500	394,327	42,200	1,083	0	578,110	739,698

Booking of valuation differences due to swap transactions pursuant to IAS 39	—	—	0	—	0	0	(2,646)
Changes in revaluation reserve pursuant to IAS 39	—	—	0	(754)	0	(754)	1,083
Appropriation of consolidated loss	—	—	0	—	0	0	0
Consolidated profit/loss	—	—	0	—	0	0	(160,657)
Changes in differences arising from currency translation	—	—	(1,635)	—	0	(1,635)	632
Transfer from reserves/allocation to reserves	—	(27,106)	15,093	—	0	(12,013)	0

Equity as of 31.12	140,500	367,221	55,658	329	0	563,708	578,110

CASH FLOW STATEMENT

OF COMDIRECT BANK GROUP
(UNAUDITED)

	1.1.-31.12.2002	1.1.-31.12.2001

	(€ thousand)
Cash and cash equivalents as at the end of the previous period	72,005	515
Cash flow from operating activities	(57,609)	91,321
Cash flow from investing activities	1,043	(7,394)
Cash flow from financing activities	0	(13,069)
Effects from deconsolidation	(8,623)	0
Effects of changes in exchange rates	(1,635)	632

Cash and cash equivalents as at the end of the period	5,181	72,005

      Cash and cash equivalents correspond to the balance-sheet item Cash reserve and include cash on hand and balances held at central banks.

COMDIRECT BANK GROUP

NOTES (UNAUDITED)

Basis of accounting principles

      The consolidated financial statements of comdirect bank as of 31 December, 2002 were prepared in accordance with the International Accounting Standards (IAS), which were approved and published by the International Accounting Standards Committee (IASC) and interpreted by the Standing Interpretations Committee (SIC).

      A summary of all the regulations that have been applied can be found on pages 43–44.

      As a subsidiary of Commerzbank AG, Frankfurt am Main, we are exempted in accordance with Art. 291 of the German Commercial Code (HGB), from the duty to present sub-group financial statements. As we have not presented the main differences between financial statements prepared in accordance with IAS and those prepared in accordance with the German Commercial Code, these consolidated financial statements do not conform to the 4th and 7th EC directives and do not, therefore, exempt us from presenting consolidated financial statements in accordance with Art. 292a, HGB. The consolidated financial statements have been prepared in order to satisfy the admission requirements/subsequent requirements of the Deutsche Börse AG for the Neuer Markt.

      The consolidated financial statements also reflect the standards approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice pursuant to Art. 342, (2), HGB.

      The comdirect sub-group is included in the consolidated financial statements of our parent company. The consolidated financial statements of Commerzbank as of 31 December, 2001 were deposited with the lower regional court (Amtsgericht) of Frankfurt am Main under the commercial register no. 32000 and published in the Federal Gazette, no. 110, page 8077 and following of 19 June, 2002.

      We report on both the implementation of the German legislation for control and transparency in the corporate sector (KonTraG) and on the risks posed by future development, pursuant to Art. 315, (1), HGB in the risk report as part of the Group management report.

      In addition to the income statement and the balance sheet, the consolidated financial statements also include the statement of changes in equity, the cash flow statement and the notes. Segment reporting appears as part of the notes, on page 67 (note no. 49).

      Unless otherwise indicated, all the amounts are shown in thousands of euros.

Accounting and measurement methods

(1)  Basic principles

      The consolidated financial statements of comdirect are based on the going concern principle.

      The principle of profit or loss for the period is applied in our consolidated financial statements. Income and expenses are recognised on a pro-rata basis; they are shown for the period to which they may be assigned in economic terms.

      As a matter of principle, accounting is at net book value, with the exception of financial instruments as defined by IAS 39, which are shown at their fair value. These financial instruments appear under the balance-sheet item Financial investments. All financial instruments are shown in the balance sheet according to the method “trade date accounting.”

      All the companies included in the consolidation prepared their financial statements as of 31 December, 2002.

(2)  IAS, SIC and GASB rules applied

      Within the comdirect Group and within the Commerzbank Group, to which it belongs, only those IASs and SICs are applied for accounting and measurement purposes, which had been approved and published by 31 December, 2002.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      The following list provides a summary of the International Accounting Standards (IAS) applied in comdirect’s 2002 Group financial statements.

IAS 1	Presentation of financial statements
IAS 7	Cash flow statements
IAS 8	Net profit or loss for the period, fundamental errors and changes in accounting policies
IAS 10	Events after the balance-sheet date (uncertainties of success and events after the balance-sheet date)
IAS 12	Income taxes
IAS 14	Segment reporting
IAS 16	Property, plant and equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee benefits
IAS 21	The effects of changes in foreign exchange rates
IAS 22	Business combinations
IAS 24	Related party disclosures
IAS 26	Accounting and reporting by retirement benefit plans
IAS 27	Consolidated financial statements and accounting for investments in subsidiaries
IAS 30	Disclosures in the financial statements of banks and similar financial institutions
IAS 32	Financial instruments: disclosure and presentation
IAS 33	Earnings per share
IAS 35	Discontinued operations
IAS 36	Impairment of assets
IAS 37	Provisions, contingent liabilities and contingent assets
IAS 38	Intangible assets
IAS 39	Financial instruments: recognition and measurement

      The following list provides the SIC interpretations relevant for comdirect, which — in addition to the Standards — we have taken into consideration in our 2002 Group financial statements.

Relates to:
SIC-6	Costs of modifying existing software (framework)	IAS Framework
SIC-7	Introduction of the euro	IAS 21
SIC-12	Consolidation — special purpose entities	IAS 27
SIC-15	Operating leases — incentives	IAS 17
SIC-17	Equity costs of an equity transaction	IAS 32
SIC-18	Consistency — alternative methods	IAS 1
(3)  Consolidated companies

      Apart from the parent company, the consolidated companies consist of one subsidiary, comdirect ltd, London/ Great Britain and one special fund, a special purpose entity (SPV) in accordance with SIC-12. comdirect bank AG holds 100% of the shares of comdirect ltd. A detailed presentation of holdings appears on page 71.

(4)  Principles of consolidation

      The consolidation of the capital accounts is based on the book-value method, whereby the historical cost of the shares held by the parent company in each individual subsidiary and the share of each subsidiary’s capital held by the parent company are set off against the proportion of the subsidiary’s equity that was acquired.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      Intra-group expenses and income, as well as claims and liabilities, are eliminated as part of the consolidation.

      On 25 February, 2002, the partners of comdirect bank S.p.A., Milan/ Italy decided on the liquidation of the company. As a result, the company is to be excluded from the consolidation according to International Accounting Standards.

      Also no longer included in the consolidation was comdirect S.A., Paris/ France, which was transferred to ProCapital S.A. on 8 April, 2002.

      As defined by the “true and fair view” approach, the deconsolidation of the companies was done effective 1 January, 2002.

(5)  Currency translation

      The items from the income statement and also the assets and liabilities from the balance sheet which are denominated in foreign currencies are translated at the spot rates of the balance-sheet date.

      Holdings in affiliated companies that are denominated in foreign currencies appear at historical acquisition costs.

      comdirect nets translation gains and losses from the consolidation of the capital accounts against retained earnings.

      The annual financial statement prepared by our subsidiary in foreign currency is translated at the spot rates of the balance-sheet date. Any income and expenses resulting from this appear in the income statement.

      The most important exchange rate for the comdirect Group is the British pound (GBP). The GBP exchange rate as of 31 December, 2002 was 0.6500 (previous year: 0.6085).

(6)  Claims

      All claims on banks and customers are shown at amortised costs without valuation allowances.

      Valuation allowances to claims appear under provisions for possible loan losses.

      On the balance-sheet date, we had no acquired claims, i.e., sections of a credit originated by another lender, in our portfolio.

(7)  Provision for possible loan losses

      Valuation allowances, in the form of individual and lump sum valuation allowances, are formed exclusively for claims on customers.

      Throughout the Group, the relevant individual valuation allowances are formed on the scale of the potential default to cover credit-standing risks related to claims on customers.

      We cover latent credit risks by means of lump sum valuation allowances. Past loan losses serve as a yardstick for the scale on which such lump sum valuation allowances have to be formed.

      Unrecoverable accounts are written down immediately. Amounts received on such claims appear in the income statement. Claims are deemed unrecoverable if income from them is unlikely to be received in the foreseeable future or if they have been waived either wholly or in part.

(8)  Financial investments

      Under Financial investments, we show all the securities, which we have assigned to the “available for sale” category.

      On the balance-sheet date, all bonds, other fixed-income securities, equities, and other variable-yield securities (investment fund shares) not held for trading purposes were assigned to the “available for sale” category.

      All the securities of this category were measured at their fair value.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      Gains or losses on remeasurement are recognised with an income-neutral effect in the form of a revaluation reserve as part of equity, taking into account deferred taxes.

      The earnings resulting from the sale or maturity of financial instruments, which are attributable to the category “available for sale”, amounted to €1,510 thousand at the end of the financial year 2002. Corresponding losses amounted to €310 thousand.

      All the interest income generated by securities of the “available for sale” category is shown in the income statement under Interest income.

      This interest income amounts to €36,619 thousand at the end of the financial year 2002.

(9)  Intangible assets

      Under Intangible assets we exclusively include specialised software produced in-house. Purchased software is shown under Fixed assets.

      Software produced in-house is recognised if all the provisions of IAS 38 are met. Recognition is made at producer cost.

      In principle software produced in-house is amortised against earnings over a period of five years.

      Extraordinary write-offs are shown in the year under review in the income statement under Extraordinary results and restructuring costs.

(10) Fixed assets

      The balance-sheet item Fixed assets comprises land and buildings, office furniture and equipment and purchased software.

      All the fixed assets are capitalised at cost. Office furniture and equipment as well as purchased software are depreciated using the straight-line method to reflect their probable useful economic lives.

      In determining the useful economic life of an asset, its likely physical wear and tear, its technical obsolescence as well as legal restrictions are taken into consideration. All fixed assets are depreciated over a period of three to ten years.

      Gains and losses arising from the sale of fixed assets are shown in the income statement under Other operating result.

      We made extraordinary depreciations on fixed assets in the year under review when the amount that could probably be achieved through future use had fallen below their book value.

(11) Other assets

      Other assets mainly consist of other assets on Commerzbank AG and deferred items.

(12) Liabilities

      Liabilities are shown at the respective amounts to be repaid.

(13) Other liabilities

      Other liabilities consist of liabilities to Commerzbank not arising from banking activities, trade liabilities, tax liabilities not related to earnings and accruals.

(14) Provisions for pensions and similar commitments

      The pension commitments shown exist towards three members of the Board of Managing Directors and two former members of the Board of Managing Directors of comdirect bank AG. The commitments are based on the years of service, the pensionable salary and the current scales for employer subsidies.

      In accordance with IAS 19, the projected unit-credit method was used to calculate pension commitments.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      Commitments are calculated on the basis of actuarial surveys. The calculation also takes into account the rates of increase for salaries and pensions that can be expected in the future.

      If actuarial commitments prove to be higher or lower, these are recognised under Personnel costs.

(15) Other provisions

      Other provisions were formed for liabilities of uncertain amount towards third parties.

      In addition, we have formed provisions for contingent losses for existing adverse agreements, in which the expense required in order to fulfil the agreement is greater than the income generated by the agreement.

      The majority of provisions for contingent losses were formed on account of restructuring measures with the scope of implementing our com one programme for the future.

(16) Taxes on income

      Tax expenses are shown effecting the current result under Taxes on income. A breakdown of this item into current and deferred taxes on income can be found in these notes on page 54, note 28.

      Deferred taxes were formed in accordance with IAS 12. Temporary differences are the result of the discrepancy between assigned values in accordance with IAS and the respective tax rate that was applied. These temporary differences are measured using the specific income-tax rates which apply in the country where the company in question has its seat and which can be expected to apply for the period in which they are realised. Deferred taxes on the credit side on as yet unused losses carried forward are shown in comdirect bank AG.

      Deferred tax assets and liabilities are netted against one another in Germany, as they exist towards the same tax authority.

      Claims on tax authorities are shown under Tax assets in the balance sheet.

      Other taxes not related to income appear under Other operating result in the income statement.

      When the profit-and-loss-transfer agreement was terminated on 31 December, 1999, it was assumed — with the agreement of the tax authorities — that, for accounting purposes, the integrated inter-company relationship between comdirect bank AG and Commerzbank AG had ceased to exist. In a final judgement in the fourth quarter 2001, it was decided that this relationship continued to exist as regards turnover and trade tax for the 2000 and 2001 assessment periods.

      As a result of the amendments to Germany’s legislation on the further development of corporate taxation, the fiscal unity in terms of trade tax ended on 31 December, 2001.

      Consequently, fiscal unity was maintained only with regard to turnover tax in the 2002 financial year.

(17) Conditional and authorised capital

      Through the resolution adopted on 10 April, 2001, and its entry into the commercial register on 19 April, 2000, authorised capital of €60,000 thousand was created. The authorisation for the capital increase expires on 31 May, 2005.

      In addition, since the resolution adopted on the same date and entered into the commercial register on 31 May, 2000, conditional capital of €3,600 thousand was created in order to issue subscription rights as part of the bank’s stock option scheme.

(18) Transfer from reserves

      We charged the annual net loss incurred in the financial year 2002 in the amount of €9,764 thousand against the reserves.

      As part of the deconsolidation of comdirect bank S.p.A. and comdirect S.A., a debit from the reserves is recorded in the amount of €2,249 thousand.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(19) Earnings per share

      Earnings per share calculated in accordance with IAS 33 are based on the net profit/loss for the year. We show both the earnings per share and the diluted earnings per share below the income statement.

      In working out the earnings per share, we have set off the net profit/loss for the year against the average number of shares in the financial year.

      The diluting effects result from a stock option scheme launched in July 2000 with a maximum of 3,600,000 subscription rights, of which approximately 1.8 million option rights had been issued in three tranches per 31 December, 2002.

      In calculating the diluted results, we also set off the two sub-sets of rights under the stock option scheme with their conditions against well-founded estimated values for them and took account of the residual amount.

      Each no par value bearer share carries a proportion of the share capital in the sum of one euro.

(20) Relations with affiliated companies

      comdirect uses services provided by Commerzbank AG through a general agreement concluded in December 1999 (and effective as from 1 January, 1999), as well as services agreed separately on this basis.

      The general agreement has a fixed term of five years and ends on 31 December, 2003. It is automatically extended for a further period of three years, unless one of the parties to the agreement gives notice at least 18 months before the agreement expires.

      On the basis of the general agreement, the following services were agreed upon and were used during the 2002 financial year:

•	Trading services

•	Processing services

•	Payments and cash dispenser service

•	IT services

•	Other services

      In February 2000, comdirect concluded another general agreement with Commerzbank, in which Commerzbank undertook to provide internal auditing services on the basis of a plan to be agreed separately. The agreement was concluded for an indefinite period and may be terminated giving six months’ notice before the end of the calendar year, but not before 31 December, 2002.

      comdirect is party to an agreement of Commerzbank with Commerzbank Capital Markets, respectively Brown Brothers Harriman, enabling comdirect to trade on US stock exchanges.

      On 22 March, 2000, comdirect concluded an agreement with Commerzbank concerning support for comdirect after its IPO. Among other things, the agreement relates to support for PR activities, compliance with stock exchange and other obligations resulting from admission to the stock exchange and advice on the holding of the public annual general meeting of shareholders.

      In May 2000, comdirect concluded a general agreement with Commerzbank regarding security loans, on which basis comdirect lent securities to Commerzbank in the financial year.

      comdirect currently offers its customers approximately 4,200 funds from more than 70 investment companies, including investment companies of the Commerzbank Group. In the 2002 financial year, comdirect received commissions on portfolio holdings and sales at prevailing market rates from the investment companies of the Commerzbank Group.

      Commerzbank received compensation in line with market rates for the goods and services it provides for comdirect.

      When forming comdirect ltd, London/ Great Britain, comdirect pledged to ensure compliance with the specific equity capital requirements of that country.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      In this context, comdirect ltd received equity of €10,537 thousand in the 2002 financial year.

      comdirect ltd concluded an agreement with Lloyds TSB Bank plc regarding the provision of services in securities dealings. In this context, comdirect has written a guarantee bond vis-à-vis Lloyds TSB Bank plc, submitted with a maximum amount of £3m, which can be drawn upon by written request. Vis-à-vis the additional guarantor, Commerzbank AG, London Branch, comdirect submitted a letter of indemnity in the case a claim is made on the guarantee bond written by Commerzbank AG. Both agreements were concluded on 1 October, 2002.

(21) Net interest income

	2002	2001

	(€ thousand)
Interest and dividends from shares and other non-fixed interest securities held in the “available for sale” portfolio	1,004	18,589
Interest income from fixed-income securities held in the “available for sale” portfolio and from government-inscribed debt	35,615	43,143
Other interest income including discount surplus	62,601	76,889
Interest on profit-sharing certificates outstanding and subordinated liabilities	(840)	(1,050)
Other interest expenses	(34,484)	(63,488)

Total	63,896	74,083

(22) Provision for possible loan losses

      The provisions of the comdirect Group break down as follows:

	2002	2001

	(€ thousand)
Allocations to provisions	(3,485)	(4,215)
Write-back of provisions	1,556	2,356
Direct write-downs	(118)	(222)
Income received on written-down claims	10	7

Total	(2,037)	(2,074)

(23) Net commission income

	2002	2001

	(€ thousand)
Securities transactions	75,659	89,316
Payment transactions	1,406	3,335
Other commissions	77	367

Total	77,142	93,018

(24) Trading profit

      All the financial instruments assigned to the Assets held for trading purposes are measured at fair value. The results arising from trading activities are included along with interest and dividend income, attributable to instruments shown under Assets held for dealing purposes, in the Trading profit.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

	2002	2001

	(€ thousand)
Result of securities trading	(134)	(332)
Result from trading in both bonds and notes	0	9
Result from trading in shares and debentures	(134)	(341)
Other trading result	787	(726)
Result from trading in interest-rate risks	787	(726)
Valuation result	(938)	1,029
Interest-rate derivatives	(938)	1,029

Total	(285)	(29)

(25) Administrative expenses

     Personnel costs

	2002	2001

	(€ thousand)
Wages and salaries	(32,263)	(42,484)
Compulsory social-security contributions	(5,555)	(8,398)
Expenses for pensions and other employee benefits	(903)	(550)

Total	(38,721)	(51,432)

     Breakdown of expenses for pensions and other employee benefits

	2002	2001

	(€ thousand)
Costs of company pension scheme	(900)	(535)
Contributions to Versicherungsverein des Bankengewerbes a.G (BVV)	(3)	(15)

Total	(903)	(550)

     Other administrative expenses

	2002	2001

	(€ thousand)
Marketing costs *)	(14,530)	(55,356)
Communication costs	(10,792)	(16,552)
Consulting costs	(8,956)	(12,510)
External services	(23,477)	(28,992)
Sundry operating expenses	(18,402)	(30,769)

Total	(76,157)	(144,179)

*)	In the previous year, the term read “Costs of advertising, PR and representation”

     The expenses for operating lease contracts are considered as rental expenses and included in the sundry operating expenses.

     Depreciation of office furniture and equipment and intangible assets

	2002	2001

	(€ thousand)
Office furniture and equipment	(14,742)	(23,986)
Intangible assets	(8,518)	(4,720)

Total	(23,260)	(28,706)

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(26) Other operating result

      The Other operating result primarily comprises income from recoverable input taxes and income from the writing-back of provisions. Other details on taxes and tax consolidation can be found in Note 16.

	2002	2001

	(€ thousand)
Other operating expenses	(1,529)	(6,146)
Payments to settle customers’ complaints/provisions for process risks in direct brokerage business	(462)	(2,305)
Depreciation of goodwill	0	(2,043)
Losses on the disposal of property, plant and equipment	(455)	(114)
Sundry expense items	(612)	(1,684)
Other operating income	4,446	12,805
Income from recoverable input taxes	1,361	2,630
Income from the writing-back of provisions and accruals	1,228	1,465
Gains on the disposal of non-current assets	498	8
Income from tax consolidation	0	4,153
Sundry expense items	1,359	4,549

Total	2,917	6,659

(27) Extraordinary result and restructuring costs

      comdirect’s extraordinary result and restructuring costs mainly comprise the following expenses and income:

	2002	2001

	(€ thousand)
Extraordinary expenses	(37,431)	(98,340)
extraordinary depreciation of goodwill	0	(25,924)
extraordinary depreciation of book value of investments	0	(10,500)
extraordinary depreciation on intangible and fixed assets	(5,545)	(21,196)
Restructuring costs (especially personnel costs and expenses arising from current contracts)	(31,883)	(21,575)
Costs of disposal/liquidation	0	(17,398)
Sundry expenses	(3)	(1,747)
Extraordinary income	14,136	76
Proceeds from disposal	0	76
Income from the restructuring of comdirect S.A., Paris and comdirect bank S.p.a. i. L., Milan	14,136	0

Total	(23,295)	(98,264)

(28) Taxes on income

	2002	2001

	(€ thousand)
Current taxes on income	102	(906)
Deferred taxes	(8,938)	10,983

Total	(8,836)	10,077

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

     Transitional presentation of taxes on income

2002

(€ thousand)
Profit from ordinary activities	4,695
multiplied by the German income-tax rate of 36.93%
= Recalculated income-tax expenses financial year	1,734
+ Effects of different tax rates on current income taxes and deferred taxes	813
- Effects due to extraordinary results	11,821
+ Other causes	438

Total	(8,836)

(29) Cash reserve

      Cash reserve breaks down as follows:

	31.12.2002	31.12.2001

	(€ thousand)
Cash on hand	123	232
Balances held at central banks	5,058	71,773

Total	5,181	72,005

      The minimum reserve requirement to be met at the end of December 2002 totalled €38,257 thousand (2001: €44,756 thousand).

(30) Claims on banks

	Total		Due on demand		Other claims

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
German banks	1,192,167	1,600,166	657,867	1,098,541	534,300	501,625
Foreign banks	102,252	83,946	95,746	46,446	6,506	37,500

Total	1,294,419	1,684,112	753,613	1,144,987	540,806	539,125

      Claims on banks include foreign-currency amounts equal to €95,746 thousand (2001: €39,310 thousand).

      Claims on banks primarily consist of overnight money and fixed deposits (€1,293,095 thousand/2001: €1,634,874 thousand, incl. “occurred interest”).

(31) Claims on customers

	Total		Due on demand		Other claims

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
Claims on domestic customers	172,644	261,293	172,644	261,293	0	0
Public-sector entities	0	0	0	0	0	0
Private customers	172,644	261,293	172,644	261,293	0	0
Claims on foreign customers	2,777	2,435	2,777	2,435	0	0
Private customers	2,777	2,435	2,777	2,435	0	0

Total	175,421	263,728	175,421	263,728	0	0

      All claims on private customers are deemed to be due on demand. Claims on customers include €163,185 thousand (2001: €250,603 thousand) from loans to finance purchases of securities. These claims are loans secured by securities. In view of the concentration of credit risks, we point out that the original loan business is carried out with private customers only. Claims on customers include foreign-currency amounts equal to €196 thousand (2001: €75 thousand).

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(32) Provision for possible loan losses

	Credit default risks		General provisions		Total

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
Balance as of 1 January	(4,905)	(3,149)	(31)	(31)	(4,936)	(3,180)
Allocations	(3,467)	(4,215)	(18)	0	(3,485)	(4,215)
Deductions	2,066	2,459	0	0	2,066	2,459
of which utilised	510	103	0	0	510	103
of which written back	1,556	2,356	0	0	1,556	2,356
Exchange-rate changes	0	0	0	0	0	0

Provision for possible loan losses as of 31 December	(6,306)	(4,905)	(49)	(31)	(6,355)	(4,936)

      The adjusted value of non-interest bearing and non-productive claims amounts to €4,339 thousand (2001: €4,943 thousand).

      comdirect made a direct write-down of €118 thousand (2001: €222 thousand) and recorded receipts on written-down claims in an amount of €10 thousand (2001: €7 thousand).

      The total balance of risk provisions for credit default risks breaks down as:

	31.12.2002	31.12.2001

	(€ thousand)
German borrowers	(6,236)	(4,831)
Foreign borrowers	(70)	(74)

Total	(6,306)	(4,905)

(33) Trading assets

      Under this item, financial instruments acquired as part of the small trading portfolio are shown at fair value. Derivative financial instruments assigned to trading are shown with positive fair value including interest for the respective period.

	31.12.2002	31.12.2001

	(€ thousand)
Shares and other non-fixed interest securities	0	1,226
Shares	0	0
German shares	0	0
Foreign shares	0	0
Other non-fixed interest securities	0	1,226
Positive market value attributable to derivate financial instruments	0	938
Interest-rate derivatives	0	938

Total	0	2,164

      There were no restrictions on the disposal of any of the trading assets as of the balance-sheet date.

(34) Financial investments

      All the financial instruments shown under Financial investments are assigned to the “available for sale” category and are measured at fair value. Excepted from this are holdings in subsidiaries and investments, which are shown at book value under Extraordinary appreciation and depreciation charges.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

	31.12.2002	31.12.2001

	(€ thousand)
Bonds and other fixed-income securities of the “available for sale” portfolio	1,012,377	840,719
Bonds and notes	1,012,377	840,719
issued by public-sector borrowers	24,031	0
issued by other borrowers	988,346	840,719
Shares and other non-fixed interest securities of the “available for sale” portfolio	31,658	20,493
Investments	866	0
Holdings in subsidiaries	12,800	0

Total	1,057,701	861,212

      There were no restrictions on the disposal of any of the financial assets as of the balance-sheet date.

      On the balance-sheet date, no write-downs were made due to permanent impairment on financial instruments measured at fair value. In the financial year, the book value of the comdirect bank S.p.A. which is currently in liquidation was written up to the anticipated amount of the liquidation payout. The write-up in the amount of €6,426 thousand is part of the Extraordinary result.

      In the item Investments, only the investment in Bremer Wertpapierbörse AG, which was renamed to Nasdaq Deutschland AG in January 2003, in the amount of 7.5 percent is shown.

(35) Intangible assets

	31.12.2002	31.12.2001

	(€ thousand)
Other intangible assets	14,094	22,076

      Changes in intangible assets are shown in the schedule of assets (note 37).

(36) Fixed assets

	31.12.2002	31.12.2001

	(€ thousand)
Land and buildings	3,309	0
Office and furniture equipment	24,866	45,816

Total	28,175	45,816

      Changes in fixed assets are shown in the schedule of assets (note 37).

(37) Schedule of assets

		Office furniture
		and equipment
	Land and
	buildings	Software	Other

	(€ thousand)
Book value as of 1 January, 2002	0	5,637	40,179
Costs of acquisition/manufacture	0	21,198	98,344
Exchange-rate changes	0	0	(434)
Additions 2002	3,309	324	2,523
Disposals 2002	0	(6,368)	(42,171)
Costs of acquisition/manufacture as of 31 December, 2002	3,309	15,154	58,262
Cumulative write-downs as of 1 January, 2002	0	15,561	58,165
Exchange-rate changes	0	0	(92)
Additions 2002	0	2,352	12,390
Disposals 2002	0	(6,307)	(33,519)
Cumulative write-downs as of 31 December, 2002	0	11,606	36,944

Book value as of 31 December, 2002	3,309	3,548	21,318

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

	Intangible		Holdings in
	assets	Investments	subsidiaries

	(€ thousand)
Book value as of 1 January, 2002	22,079	0	0
Costs of acquisition/manufacture	33,739	10,500	0
Exchange-rate changes	(199)	0	0
Additions 2002	6,255	866	12,800
Disposals 2002	0	0	0
Costs of acquisition/manufacture as of 31 December, 2002	39,795	11,366	12,800
Cumulative write-downs as of 1 January, 2002	11,663	10,500	0
Exchange-rate changes	(25)	0	0
Additions 2002	14,063	0	0
Disposals 2002	0	0	0
Cumulative write-downs as of 31 December, 2002	25,701	10,500	0

Book value as of 31 December 2002	14,094	866	12,800

      Additions to write-downs in 2002 relate to extraordinary write-downs of €5,545 thousand. This is included solely in the balance-sheet item Intangible assets.

(38) Tax assets

      Tax assets breaks down as follows:

	31.12.2002	31.12.2001

	(€ thousand)
Claims on the tax authorities from income taxes	8,512	9,634
Deferred tax claims	3,189	0

Total	11,701	9,634

      Deferred tax claims and liabilities are netted out in Germany, since they are both due to the same tax authority. As a result, we show a deferred tax claim in the financial year 2002 (see also note 43).

      Deferred tax claims were created in connection with the following balance-sheet items:

	31.12.2002	31.12.2001

	(€ thousand)
Provision for possible loan losses	1	0
Financial investments	(2,361)	0
Intangible assets	(4,796)	0
Fixed assets	162	0
Provisions	3,617	0
Equity	6,566	0

Total	3,189	0

      The domestic income-tax rate used to compute deferred taxes is composed of the applicable tax rates effective in Germany for corporate income tax (25.0%), plus the solidarity surcharge (5.5%) and the trade tax (12.7%) taken together. This yields a domestic income-tax rate of 35.7%.

(39) Other assets

	31.12.2002	31.12.2001

	(€ thousand)
Deferred items	3,111	5,693
Sundry assets	5,825	12,507

Total	8,936	18,200

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      Other assets breaks down as follows:

	31.12.2002	31.12.2001

	(€ thousand)
Claims on Group companies	4,709	8,494
Claims on affiliated companies	9	0
Other	1,107	4,013

Total	5,825	12,507

(40) Liabilities to banks

	Total		Due on demand		Other liabilities

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
German banks	1,926	0	1,926	0	0	0
Foreign banks	12,987	0	12,987	0	0	0

Total	14,913	0	14,913	0	0	0

(41) Liabilities to customers

					With agreed maturity
	Total		Due on demand		or withdrawal period

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
Liabilities to domestic private customers	1,822,191	2,196,023	1,749,450	2,150,113	72,741	45,910
Liabilities to foreign private customers	126,489	93,304	123,982	92,433	2,507	871

Total	1,948,680	2,289,327	1,873,432	2,242,546	75,248	46,781

      Foreign-currency amounts equal to €85,067 thousand (2001: €28,846 thousand).

      Through the German banks’ depositor protection fund of the German banking association Bundesverband deutscher Banken e. V., Cologne, each customer is insured for deposits of up to €171m. In addition, comdirect bank AG is a member of Entschädigungseinrichtung deutscher Banken GmbH.

(42) Provisions

	31.12.2002	31.12.2001

	(€ thousand)
Provisions for pensions and similar commitments	2,470	1,775
Other provisions	18,638	49,576

Total	21,108	51,351

      The changes in provisions for pensions developed as follows:

	as of	Utilised/			as of
	1.1.2002	change	Depreciation	Allocation	31.12.2002

	(€ thousand)
Pension expectations of active employees	1,775	0	0	695	2,470

      The allocations to pension provisions in 2002 break down as follows:

(€ thousand)
Service cost	584
Interest cost	112
Cost arising from changes in actuarial assumptions	(1)

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      Actuarial gains and losses are amortised over three years (2002: €2 thousand).

Parameters	31.12.2002	31.12.2001	31.12.2000

Calculatory interest rate	5.75%	5.75%	6.50%
Changes in salaries	2.75%	3.00%	3.50%
Changes in pensions	1.50%	1.50%	2.00%

      Changes in other provisions:

	as of				as of
	1.1.2002	Utilised	Reversal	Allocation	31.12.2002

	(€ thousand)
Provisions for staff	2,229	1,985	95	2,604	2,753
Provisions for anniversary bonuses	41	0	1	0	40
Provisions for non-income-related taxes	1,022	480	0	0	542
Provisions for contingent losses	18,336	8,811	7,681	6,318	8,162
Provisions for restructuring	26,602	26,517	9	6,379	6,455
Other provisions	1,346	913	172	425	686

Total	49,576	38,706	7,958	15,726	18,638

      Provisions for staff mainly relate to provisions for bonuses. The provisions for staff will probably be used in the 2003 financial year.

      Changes in provisions for contingent losses break down as follows:

	as of				as of
	1.1.2002	Utilised	Reversal	Allocation	31.12.2002

	(€ thousand)
Provisions for contingent losses	18,336	8,811	7,681	6,318	8,162
Implementation of the com one programme for the future	0	0	0	6,318	6,318
Restructuring	13,992	4,804	7,681	0	1,507
Other	4,344	4,007	0	0	337

      The scale of the contingent losses for the implementation of the com one programme for the future were measured on the basis of the information about expected expenses that was available when the financial statements were prepared.

(43) Tax liabilities

      Tax liabilities are comprised as follows:

	31.12.2002	31.12.2001

	(€ thousand)
Current tax liabilities	0	5,683
Provisions for income taxes	0	5,683
Deferred tax liabilities	0	4,761

Total	0	10,444

      Deferred tax assets and liabilities are netted out in Germany, since they are both due to the same tax authority. As a result, we show a deferred tax asset in the financial year 2002 (see also note 38).

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

      Deferred tax liabilities were created in connection with the following balance-sheets items:

	31.12.2002	31.12.2001

	(€ thousand)
Provision for possible loan losses	0	23
Trading assets	0	347
Financial investments	0	2,300
Intangible assets	0	7,575
Fixed assets	0	(68)
Provisions	0	(2,226)
Equity	0	(3,190)

Total	0	4,761

(44) Subordinated capital

	31.12.2002	31.12.2001

	(€ thousand)
Subordinated liabilities	6,391	6,391
Profit-sharing certificates outstanding	10,226	10,226

Total	16,617	16,617

      The subordinated capital meets the requirements of supplementary capital as defined by Art. 10, (5a) of the German Banking Act (KWG). The claims of creditors to repayment of these liabilities are subordinated to those of other creditors.

      Terms of subordinated liabilities:

	Amount	Interest rate	Maturity
Start of maturity	€ thousand	per 31.12.2002	date

1996	6,391	3.06%	2006

      The interest rate on subordinated liabilities was fixed for the first three years of the term to maturity. Currently, the interest rate is adjusted annually for a one-year interest-rate period.

      During the financial year, comdirect incurred interest expenses on subordinated liabilities of €227 thousand (2001: €317 thousand).

      Interest from profit-sharing certificates outstanding is paid only insofar as such payments do not lead to an accounting loss. The claims of the holders of the profit-sharing certificates are subordinated to the claims of other creditors.

      Terms of the profit-sharing certificates outstanding:

	Amount	Interest rate	Maturity
Start of maturity	€ thousand	per 31.12.2002	date

1998	10,226	6.00%	2006

      During the financial year, comdirect incurred interest expenses on profit-sharing certificates of €613 thousand (2001: €733 thousand). As a net loss is shown, the interest payment for the current profit-sharing right will not be made.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(45) Maturities, by remaining lifetimes

	Remaining lifetimes as of 31.12.2002

		Due on demand
		and unlimited	Up to	Three months	One to	More than
	Total	in time	three months	to one year	five years	five years

	(€ thousand)
Claims on banks	1,294,419	753,613	207,147	211,220	122,439	0
Claims on customers	175,421	175,421	0	0	0	0
Bonds and notes held in the “available for sale” portfolio	1,012,377	0	127,563	188,317	584,148	112,349

Total	2,482,217	929,034	334,710	399,537	706,587	112,349

Liabilities to banks	14,913	14,913	0	0	0	0
Liabilities to customers	1,948,680	1,873,432	35,857	36,503	2,888	0
Subordinated capital	16,617	0	0	0	16,617	0

Total	1,980,210	1,888,345	35,857	36,503	19,505	0

	Remaining lifetimes as of 31.12.2001

		Due on demand
		and unlimited	Up to	Three months	One to	More than
	Total	in time	three months	to one year	five years	five years

	(€ thousand)
Claims on banks	1,684,112	1,144,987	339,125	50,000	150,000	0
Claims on customers	263,728	263,728	0	0	0	0
Bonds and notes held in the “available for sale” portfolio	840,719	20,873	51,362	163,860	501,083	103,541

Total	2,788,559	1,429,588	390,487	213,860	651,083	103,541

Liabilities to banks	0	0	0	0	0	0
Liabilities to customers	2,289,327	2,242,546	20,052	24,844	1,885	0
Subordinated capital	16,617	0	0	0	16,617	0

Total	2,305,944	2,242,546	20,052	24,844	18,502	0

(46) Claims on/liabilities to affiliated companies

	31.12.2002	31.12.2001

	(€ thousand)
Claims on banks	341,463	754,471
Liabilities to banks	14,913	0
Liabilities to customers	0	0
Subordinated capital	16,617	16,617

Total	372,993	771,088

(47) Interest-rate risks

						Interest
	Interest assets		Interest liabilities		Interest gap	differential

	€ million	interest in %	€ million	interest in %	€ million	% points

Up to one year	2,021	3.69	2,010	1.27	11	2.42
One to five years	361	4.27	434	3.31	(73)	0.96
More than five years	17	4.92	0	0.00	17	4.92

	GBP		GBP
	million	interest in %	million	interest in %	GBP million	% points

Up to one year	7	3.80	0	0.00	7	3.80

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(48) Number of employees at the end of the reporting period

	31.12.2002	31.12.2001

Group	922	1,291
in Germany	859	1,117
abroad	63	174
At comdirect bank AG	859	1,117
of which:
in the call centre	366	517
in the back office	225	317
in other areas	268	283

(49) Segment reporting

      Segment reporting, by geographical markets in the 2002 financial year:

		comdirect	Group	comdirect
		Europe,	management/	bank
	comdirect	excluding	others/	group
	Germany	Germany	consolidation	total

	(€ thousand)
Net interest income before provisions	63,639	1,760	(1,503)	63,896
Provision for possible loan losses	(2,037)	0	0	(2,037)
Net interest income after provisions	61,602	1,760	(1,503)	61,859
Net commission income	73,828	3,314	0	77,142
Trading profit/loss	(285)	0	0	(285)
Result from the securities portfolio (available for sale)	1,200	0	0	1,200
Administrative expenses	122,128	16,010	0	138,138
Other operating result	2,949	(32)	0	2,917
Profit/loss from ordinary activities	17,166	(10,968)	(1,503)	4,695
Extraordinary results and restructuring costs	(48,830)	0	25,535	(23,295)
Pre-tax profit/loss	(31,664)	(10,968)	24,032	(18,600)
Taxes on income	(8,836)	0	0	(8,836)
After-tax profit/loss	(22,828)	(10,968)	24,032	(9,764)
Profit/loss attributable to minority interests	0	0	0	0
Net profit/loss	(22,828)	(10,968)	24,032	(9,764)
Acquisition costs of segment assets	7,313	1,789	0	9,102
Depreciation on segment assets	20,991	2,269	0	23,260
Cost-income-ratio	0.8715	3.1753	—	0.9615
Segment income	177,972	5,936	(1,503)	182,405
Segment expenses	162,006	16,904	0	178,910
Segment assets	2,430,426	95,941	0	2,526,367
Segment debt	1,878,527	85,066	0	1,963,593

      Allocation to the segments is based on the domicile of the consolidated companies.

(50) Other liabilities

      Rental and leasing agreements concluded by comdirect bank Group will lead to expenses of €6,326 thousand during 2003 financial year, €5,122 thousand for each of the years 2004 to 2007, and €6,336 thousand as of the year 2008.

(51) Letter of comfort

      comdirect bank AG provides no general letter of comfort for the subsidiaries included in the consolidated financial statements.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(52) Corporate Governance Code

      comdirect bank AG submitted the Declaration of Compliance pursuant to Art. 161 of the German Stock Corporation Act (AktG) and has made it permanently available to the shareholders at the website www.comdirect.de.

(53) The company’s boards

Supervisory board

Martin Blessing (since 10 May, 2002)

Frankfurt am Main
Chairman of the Supervisory Board
Member of the Board of Managing Directors of
Commerzbank AG, Frankfurt am Main

Klaus-Peter Müller (until 10 May, 2002)

Frankfurt am Main
Chairman of the Supervisory Board
Chairman of the Board of Managing Directors of
Commerzbank AG, Frankfurt am Main

Klaus Müller-Gebel

Frankfurt am Main
Deputy Chairman of the Supervisory Board
Member of the Supervisory Board of
Commerzbank AG, Frankfurt am Main

Dr. Eric Strutz (since 10 May, 2002)

Frankfurt am Main
Head of Corporate Controlling of
Commerzbank AG, Frankfurt am Main

Dr. Franz-Georg Brune (until 10 May, 2002)

Frankfurt am Main
Co-manager of Frankfurt am Main main branch of
Commerzbank AG, Frankfurt am Main

Rainer Beaujean (since 8 October, 2002)

Darmstadt
Member of the Board of Managing Directors of
T-Online International AG, Darmstadt

Burkhard Graßmann (until 1 October, 2002)

Darmstadt
Member of the Board of Managing Directors of
T-Online International AG, Darmstadt

Angelika Kierstein

Quickborn
Chairman of Staff Council of
comdirect bank Aktiengesellschaft
Commercial employee

Maria Xiromeriti

Quickborn
Deputy Chairman of Staff Council of
comdirect bank Aktiengesellschaft
Commercial employee

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

Board of Managing Directors

Dr. Achim Kassow,

Chairman (since 1 June, 2002)
Dr. Andre Carls
Hans-Joachim Nitschke
Bernt Weber (until 31 May, 2002)
Christian Jessen (until 30 June, 2002)

(54) Shares of comdirect bank AG

      Number of shares held by the boards:

	31.12.2002	31.12.2001

Members of the Board of Managing Directors	0	700
Dr. Achim Kassow (since 1 June, 2002)	0	—
Dr. Andre Carls	0	0
Christian Jessen (until 30 June, 2002)	—	200
Hans-Joachim Nitschke	0	0
Bernt Weber (until 31 May, 2002)	—	500
Members of the Supervisory Boards	150	150
Martin Blessing (since 10 May, 2002)	0	—
Klaus-Peter Müller (until 10 May, 2002)	—	0
Klaus Müller-Gebel	0	0
Dr. Eric Strutz (since 10 May, 2002)	0	—
Dr. Franz-Georg Brune (until 10 May, 2002)	—	0
Rainer Beaujean (since 8 October, 2002)	0	—
Burkhard Graßmann (until 1 October, 2002)	—	0
Angelika Kierstein	100	100
Maria Xiromeriti	50	50

      The number of options held to subscribe to comdirect bank AG shares breaks down as follows:

	31.12.2002	31.12.2001

Members of the Board of Managing Directors	129,000	90,000
Dr. Achim Kassow (since 1 June, 2002)	40,000	—
Dr. Andre Carls	38,500	13,500
Christian Jessen (until 30 June, 2002)	—	25,500
Hans-Joachim Nitschke	50,500	25,500
Bernt Weber (until 31 May, 2002)	—	25,500
Members of the Supervisory Boards	0	0
Martin Blessing (since 10 May, 2002)	0	—
Klaus-Peter Müller (until 10 May, 2002)	—	0
Klaus Müller-Gebel	0	0
Dr. Eric Strutz (since 10 May, 2002)	0	—
Dr. Franz-Georg Brune (until 10 May, 2002)	—	0
Rainer Beaujean (since 8 October, 2002)	0	—
Burkhard Graßmann (until 1 October, 2002)	—	0
Angelika Kierstein	0	0
Maria Xiromeriti	0	0

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(55) Remuneration and loans to board members

      The following remuneration was paid to members of the Board of Managing Directors and members of the Supervisory Boards:

	2002	2001

	(€ thousand)
Board of Managing Directors	961	1,290
of which: non-variable	700	794
of which: variable	261	496
Supervisory Boards	23	87

      Neither advance payments nor loans were extended. comdirect did not take on any contingent liabilities.

Holdings

		Share of
		capital held	Equity
Name	Domicile	in %	in thousand

comdirect ltd	London/ United Kingdom	100.0	GBP	9,857
comdirect nominee ltd	London/ United Kingdom	100.0	GBP	(1.00)
comdirect bank S.p.A. i.L.	Milan/ Italy	100.0	EUR	12,800

Quickborn, 14 February, 2003

The Board of Managing Directors

Dr. Achim Kassow	Dr. Andre Carls	Hans-Joachim Nitschke

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the years ended 31 December 2001 and 2000

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF DECEMBER 31, 2001 AND 2000

CONSOLIDATED INCOME STATEMENTS OF

COMDIRECT BANK GROUP
ACCORDING TO IAS (UNAUDITED)

	Notes	1.1.-31.12.2001	1.1.-31.12.2000

		(€ thousand)	(€ thousand)

		(unaudited)	(unaudited)
INCOME STATEMENT
Interest income		138,621	121,046
Interest expenses		64,538	63,329
Net interest income before provisions	(23)	74,083	57,717
Provision for possible loan losses	(24)	(2,074)	(1,966)
Net interest income after provisions		72,009	55,751
Commission income		96,957	192,656
Commission expenses		3,939	1,793
Net commission income	(25)	93,018	190,863
Trading profit	(26)	(29)	(133)
Result from financial investments		344	0
Administrative expenses	(27)	224,317	220,951
Other operating result	(28)	6,659	35

Profit from ordinary activities		(52,316)	25,565

Extraordinary result and restructuring expenses	(29)	(98,264)	0

Pre-tax profit		(150,580)	25,565

Taxes on income	(30)	10,077	23,371

After-tax profit		(160,657)	2,194

Profit/loss attributable to minority interests		0	484

Net profit/loss for the year		(160,657)	2,678

Transfer from reserves		160,657	0

Consolidated profit/loss		0	2,678

EARNINGS PER SHARE

		1.1.-31.12.2001	1.1.-31.12.2000

BASIC EARNINGS PER SHARE
Net income/loss for the year	(€ thousand)	(160,657)	2,678
Average number of ordinary shares	unit	140,500,000	104,959,016

Basic earnings per share		€(1.14)	0.03

		1.1.-31.12.2001	1.1.-31.12.2000

DILUTED EARNINGS PER SHARE
Net income/loss for the year	(€ thousand)	(160,657)	2,678
Adjustment to the number of ordinary shares issued due to outstanding option rights	unit	97,278	32,660
Weighted average shares outstanding (diluted)	unit	140,597,278	104,991,677

Diluted earnings per share		€(1.14)	0.03

CONSOLIDATED BALANCE SHEETS OF

COMDIRECT BANK GROUP
ACCORDING TO IAS (UNAUDITED)

ASSETS	Notes	as of 31.12.2001	as of 31.12.2000

		(€ thousand)	(€ thousand)
		(unaudited)	(unaudited)
Cash reserve	(31)	72,005	515
Claims on banks	(32)	1,684,112	1,006,477
Claims on customers	(33)	263,728	575,524
Provisions for possible loan losses	(34)	(4,936)	(3,180)
Trading assets	(35)	2,164	883
Financial investments	(36)	861,212	1,153,239
Intangible assets	(37)	22,076	40,950
Fixed assets	(38)	45,816	76,335
Tax assets		9,634	8,679
Other assets	(40)	18,200	15,683

Total assets		2,974,011	2,875,105

LIABILITIES AND EQUITY	Notes	as of 31.12.2001	as of 31.12.2000

		(€ thousand)	(€ thousand)
		(unaudited)	(unaudited)
Liabilities to banks	(41)	0	3,678
Liabilities to customers	(42)	2,289,327	2,044,554
Provisions	(43)	51,351	5,728
Tax liabilities	(44)	10,444	10,794
Other liabilities		28,162	40,967
Subordinated capital	(45)	16,617	29,399
Minority interests		0	287
Equity		578,110	739,698
Subscribed capital		140,500	140,500
Capital reserve		394,327	595,834
Retained earnings
Legal reserve		0	686
Other revenue reserves		42,200	0
Revaluation reserve		1,083	0
Consolidated profit/loss		0	2,678

Total liabilities and equity		2,974,011	2,875,105

STATEMENT OF CHANGES IN EQUITY

OF COMDIRECT BANK GROUP
(UNAUDITED)

	Subscribed	Capital	Retained	Revaluation	Consolidated	Total	Total
	capital	reserve	earnings	reserve	profit/loss	2001	2000

	(€ thousand)
Equity as of 1.1 (unaudited)	140,500	595,834	686	0	2,678	739,698	62,817

Reversal of the correction per 31.12.2000	—	3,875	0	—	(3,875)	0	0
Booking of valuation differences due to swap transactions pursuant to IAS 39	—	—	(2,646)	—	0	(2,646)	0
Formation of a revaluation reserve pursuant to IAS 39	—	—	0	1,083	0	1,083	0
Capital increases	—	—	0	—	0	0	695,500
Appropriation of consolidated loss	—	—	0	—	0	0	6,183
Consolidated profit/consolidated loss	—	—	0	—	(160,657)	(160,657)	2,678
Changes in differences arising from currency translation	—	—	632	—	0	632	0
Costs of IPO	—	—	0	—	0	0	(19,803)
Transfer from reserves/allocation to reserves	—	(205,382)	43,528	—	161,854	0	(7,677)

Equity as of 31.12 (unaudited)	140,500	394,327	42,200	1,083	0	578,110	739,698

CONSOLIDATED CASH FLOW STATEMENTS

OF COMDIRECT BANK GROUP
(UNAUDITED)

	1 January - 31 December

	2001	2000

	(in € thousand)
	(unaudited)
Net profit/net loss	(160,657)	2,678
Non-cash positions in net income and adjustments to reconcile net income to net cash provided by operating activities
Write-downs, depreciations, adjustments and write-ups to fixed assets and changes in provisions	32,830	19,936
Loss/profit from the sale of financial investments and fixed assets	114	0
Other adjustments (net)	(16,798)	(20,384)

Subtotal	(144,511)	2,230
Change in assets and liabilities from operating activities after correction for non-cash components
Claims
— on banks	(683,544)	211,425
— on customers	311,497	(255,385)
Securities	284,171	(447,738)
Other assets from operating activities	55	(20,803)
Liabilities
— to banks	(3,678)	(18,363)
— to customers	244,773	(107,639)
Other liabilities from operating activities	3,197	(5,248)
Interest and dividends received	143,612	111,601
Interest paid	(64,538)	(61,609)
Income tax paid	0	(4,104)

Cash flow from operating activities	91,034	(595,633)
Change from investing activities (net)	(7,394)	(103,373)
Proceeds from capital increases	0	655.885
Change from subordinated capital and other (net)	(12,782)	0

Net cash provided by financing activities	(12,782)	655,885
Cash and cash equivalents at the end of the previous period	515	43,636
Cash flow from operating activities	91,034	(595,633)
Cash flow from investing activities	(7,394)	(103,373)
Net cash provided by financing activities	(12,782)	655,885
Effects of changes in exchange rates	632	0

Cash and cash equivalents at the end of the period	72,005	515

COMDIRECT BANK GROUP

NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED)

Accounting principles

      The consolidated financial statements of comdirect bank as of 31 December, 2001 were prepared in accordance with the International Accounting Standards (IAS) approved and published by the International Accounting Standards Committee (IAS) and with their interpretation by the Standing Interpretations Committee (SIC).

      A summary of all the regulations that have been applied can be found on pages 55 and 56.(1)

      As a subsidiary of Commerzbank AG, Frankfurt am Main, we are exempted in accordance with Art. 291, German Commercial Code (HGB), from the duty to present sub-group financial statements. As we have not presented the main differences between financial statements prepared in accordance with IAS and those prepared in accordance with the German Commercial Code, these consolidated financial statements do not conform to the 4th and 7th EC directives and do not, therefore, exempt us from presenting consolidated financial statements in accordance with Art. 292a, HGB. The consolidated financial statements have been prepared in order to satisfy the admission requirements of the Neuer Markt.

      The consolidated financial statements also reflect the standards approved by German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice pursuant to Art. 342, (2), HGB.

      The comdirect sub-group is included in the consolidated financial statements of our parent company. The consolidated financial statements of Commerzbank as of 31 December, 2000 were deposited with the lower regional court (Amtsgericht) of Frankfurt am Main under the commercial register no. 32000 and published in the Federal Gazette, no. 111, page 660977 of 20 June, 2001.

      We report on both the implementation of the German legislation for control and transparency in the corporate sector (KonTraG) and on the risks posed by future development, pursuant to Art. 315, (1), HGB in the risk report.

      In addition to the income statement and the balance sheet, the consolidated financial statements also include the statement of changes in equity, a cash flow statement and the notes. Segment reporting appears as part of the notes, on page 77.(2)

      Unless otherwise indicated,all the amounts are shown in thousands of euros.

Accounting and measurement methods

(1)  Basic principles

      The consolidated financial statements of comdirect are based on the going concern principle.

      For our subsidiaries in France (comdirect S.A., Paris/ France) and Italy (comdirect bank S.p.A., Milan/ Italy), no selling agreement had been signed or the liquidation of the company in question had not been completed by the day on which the balance sheet and income statement were prepared. In view of the decisions taken by the majority shareholder, we have not applied the going concern principle to these subsidiaries.

      The principle of profit or loss for the period is applied in our consolidated financial statements. Income and expenses are recognised on a pro-rata basis; they are shown for the period to which they may be assigned in economic terms.

      As a matter of principle, accounting is at net book value, with the exception of financial instruments as defined by IAS 39, which are shown at their fair value. These financial instruments appear under the items Trading assets and Financial investments.

      All the companies included in the consolidation prepared their financial statements as of 31 December 2001.

(1)	For the purposes of this filing, please refer to page A-136.

(2)	For the purposes of this filing, please refer to page A-153.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(2)  IAS, SIC and GASB rules applied

      Within the comdirect Group and within the Commerzbank Group, to which it belongs, only those IASs and SICs are applied for accounting and measurement purposes which had been approved and published by 31 December, 2001.

      The interpretation of the standard with regard to Consolidation — Special purpose entities — (SIC-12) was not applied, as no holdings existed on the balance-sheet date.

      The follow list provides a summary of the International Accounting Standards (IASs) applied in comdirect’s 2001 consolidated financial statements.

IAS 1	Presentation of financial statements
IAS 7	Cash flow statements
IAS 8	Net profit or loss for the period, fundamental errors and changes in accounting policies
IAS 10	Events after the balance-sheet date
IAS 12	Income taxes
IAS 14	Segment reporting
IAS 16	Property, plant and equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee benefits
IAS 21	The effects of changes in foreign-exchange rates
IAS 22	Business combinations
IAS 24	Related party disclosures
IAS 26	Accounting and reporting by retirement benefit plans
IAS 27	Consolidated financial statements and accounting for investments in subsidiaries
IAS 30	Disclosures in the financial statements of banks and similar financial institutions
IAS 32	Financial instruments: disclosure and presentation
IAS 33	Earnings per share
IAS 35	Discontinuing operations
IAS 36	Impairment of assets
IAS 37	Provisions, contingent liabilities and contingent assets
IAS 38	Intangible assets
IAS 39	Financial instruments: recognition and measurement

      In addition, we provide a list below of the SIC interpretations relevant for us, which we have taken into consideration in our 2001 consolidated financial statements.

relates to:
SIC-6	Costs of modifying existing software	Framework
SIC-7	Introduction of the euro	IAS 21
SIC-15	Operating leases — incentives	IAS 17
SIC-17	Equity costs of an equity transaction	IAS 32
SIC-18	Consistency — alternative methods	IAS 1

(3)  Consolidated companies

      Apart from the parent company, the consolidated companies consist of three subsidiaries, so that altogether four companies were included in our consolidated financial statements. comdirect bank AG holds over 50% of the capital of each subsidiary directly. A detailed presentation of holdings appears on page 80.(3)

(3)	For the purposes of this filing, please refer to page A-156.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(4)  Principles of consolidation

      The consolidation of the capital accounts is based on the book-value method,whereby the historical cost of the shares held by the parent company in each individual subsidiary and the share of each subsidiary’s capital held by the parent company are set off against the proportion of the subsidiary’s equity that was acquired.

      On principle, any residual positive differences in amount are shown as goodwill under intangible assets in the balance sheet and depreciated to reflect their probable economic lives over a period of 15 years, using the straight-line method.

      Ordinary amortisation of goodwill are included in other operating results and the extraordinary amortisation of goodwill are included in extraordinary result and restructuring expenses. We draw attention to the remarks on Intangible assets on page 69.(4)

      Intra-group expenses and income, as well as claims and liabilities, are eliminated as part of the consolidation.

      Minority shares in equity and profit or less are shown separately as minority interests and as profit/loss attributable to minority interests.

      As part of our efforts to sell comdirect S.A., Paris/ France,we purchased the shares held by outside shareholders as of January 2002, raising our interest in the company to 100%.

(5)  Changes in accounting and disclosure methods

      IAS 39 was applied at Group level for the first time for the 2001 financial year. As this standard may not be applied retrospectively all by itself, the year-ago figures have not been adjusted.

      The quarterly reports published by comdirect in 2001 already incorporated aspects of IAS 39.

      IAS 39 regulates how financial instruments are treated in the balance sheet, and especially their recognition and measurement.

      All financial instruments, including all financial derivatives, are shown using the “trade date accounting” method.

      Throughout the Group, all financial instruments are assigned exclusively either to the “available for sale” or “trading” categories.

      The “available for sale” category includes all the bonds, other fixed-income securities and also equities and other variable-yield securities not held for trading purposes.

      Securities from the trading portfolio and unsecured derivative financial instruments are assigned to the trading category.

      As part of the first-time application of IAS 39, we have adjusted the opening balance sheet to recognise the valuation differences for derivative financial instruments due to the book value approach and the current values to be attributed, and to show these within equity under retained earnings, taking deferred taxes into account.

      Taking deferred taxes into account, we have recognised valuation differences arising from other financial instruments under equity in the item revaluation reserve. As of end-2001, the revaluation reserve amounted to € 1,083 thousand.

      As of 31 December, 2001, we measured all the financial instruments in the “available for sale” and “trading” categories at market prices in active markets.

      The profits generated by the disposal or maturing of financial instruments assigned to the “available for sale” category amounted to altogether € 350 thousand as of 31 December, 2001. The corresponding losses came to € 6 thousand.

(4)	For the purposes of this filing, please refer to page A-147.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

      The interest income generated by the financial instruments assigned to the “available for sale” category amounted to € 61,732 thousand at end-2001.

(6)  Currency translation

      The items from the income statement and also the assets and liabilities from the balance sheet which are denominated in foreign currencies are translated at the spot rates of the balance-sheet date.

      Holdings in affiliated companies that are denominated in foreign currencies appear at historical cost.

      comdirect nets translation gains and losses from the consolidation of the capital accounts against retained earnings.

      The annual financial statements prepared by our subsidiaries in foreign currencies are translated at the spot rates of the balance-sheet date. Any income and expenses resulting from translation appear in the income statement.

      The most important translation rates for the comdirect Group can be found in the table below:

Unit/1 €	31.12.2001	31.12.2000

	(unaudited)	(unaudited)
GBP	0.6085	0.6241
FRA	6.55957	6.55957
ITL	1,936.27	1,936.27

(7)  Claims

      All claims on banks and customers are shown at amortised cost without valuation allowances.

      Valuation allowances to claims appear under provisions for possible loan losses.

      On the balance-sheet date, we had no acquired claims, i.e. sections of a credit originated by another lender, in our portfolio.

(8)  Provisions for possible loan losses

      Valuation allowances, in the form of individual and lump-sum valuation allowances, are formed exclusively for claims on customers.

      Throughout the Group, the relevant individual valuation allowances are formed on the scale of the potential default to cover credit-standing risks related to claims on customers.

      We cover latent credit risks by means of lump-sum valuation allowances. Past loan losses serve as a yardstick for the scale on which such lump-sum valuation allowances have to be formed.

      Unrecoverable accounts are written down immediately. Amounts received on such claims appear in the income statement. Claims are deemed unrecoverable if income from them is unlikely to be received in the foreseeable future or if they have been waived either wholly or in part.

(9)  Trading assets

      Securities acquired as part of the small trading portfolio and derivative financial instruments (swaps) appear under Assets held for dealing purposes.

      On the balance-sheet date, only interest-rate swaps measured at fair value were included under this item.

      Realised gains and losses from the purchase and sale of securities from the small trading portfolio are shown in the income statement under Trading profit.

      Gains or losses registered upon remeasurement of the derivative financial instruments are also included in the Trading profit.

      The Trading profit also reflects all the interest and dividend income arising from the trading portfolio.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(10) Financial investments

      Under Financial investments, we show all the securities which we have assigned to the “available for sale” category.

      On the balance-sheet date, bonds and other fixed-income securities as well as investment fund units were assigned to the “available for sale” category.

      All the securities of this category were measured at their fair value.

      Gains or losses on remeasurement are recognised with an income-neutral effect in the form of a revaluation reserve as part of equity.

      All the interest income generated by securities of the “available for sale” category is shown under Interest received.

(11) Intangible assets

      Under Intangible assets, we include software produced in-house and Goodwill. Purchased software is shown under Fixed assets.

      More details can be found under Changes in book value of fixed assets and investments (page 70,(5) note 39).

      Software produced in-house is recognised if all the provisions of IAS 38 are met. Recognition is made at producer cost, reflecting only the costs that can be assigned directly to the specific project.

      In principle software produced in-house is amortised against earnings over a period of five years.

      The goodwill created by the acquisition of comdirect S.A. was examined on the balance-sheet date with regard to its future utility.

      We have found that under existing conditions no future utility can be expected. As a result, we made an extraordinary write-down of € 25,924 thousand in the year under review.

      The extraordinary write-down is shown in the income statement under Extraordinary result and restructuring expenses.

(12) Fixed assets

      Only office furniture and equipment and purchased software are included here.

      All the fixed assets are capitalised at cost and depreciated using the straight-line method to reflect their probable useful economic lives.

      In determining the useful life of an asset, its likely physical wear and tear, its technical obsolescence and also legal restrictions are taken into consideration. All fixed assets are de-preciated over a period of two to ten years.

      Gains and losses arising from the sale of fixed assets are shown in the income statement under Other operating result.

      We made extraordinary depreciation on fixed assets in the year under review when the amount that could probably be achieved through future use had fallen below their book value.

(13) Other assets

      Other assets mainly consist of other assets on Commerzbank AG and deferred items.

(14) Liabilities

      Liabilities are shown at the respective amounts to be repaid.

(5)	For the purposes of this filing, please refer to page A-148.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(15) Other liabilities

      Other liabilities consist primarily of trade liabilities, liabilities to Commerzbank AG not arising from banking activities, tax liabilities not related to earnings and accruals.

(16) Provisions for pensions and similar commitments

      The pension commitments that are shown exist solely towards members of the Board of Managing Directors of comdirect bank AG. These are based on the length of service, the pensionable salary and the currently valid scales for employer subsidies.

      In accordance with IAS 19, the projected-unit-credit method was used to calculate pension commitments.

      Commitments are calculated on the basis of actuarial surveys. The calculation also takes into account the rates of increase for salaries and pensions that can be expected in the future.

      If actuarial commitments prove to be higher or lower, these are recognised under Personnel costs.

(17) Other provisions

      Other provisions were formed for liabilities of uncertain amount towards third parties.

      In addition, we have formed provisions for contingent losses for existing adverse agreements, in which the expense required in order to fulfil the agreement is greater than the income generated by the agreement.

      We formed the major provisions for contingent losses on account of restructuring measures, i.e. due to the sale or closure of our subsidiaries in France and Italy.

(18) Taxes on income

      Tax expenses are shown under Taxes on income. A breakdown of this item into current and deferred taxes on income can be found in these notes on page 66(6), note 30.

      Deferred taxes were formed in accordance with IAS 12. Temporary differences are the result of the discrepancy between assigned values in accordance with IAS and the respective tax rate that was applied. These temporary differences are measured using the specific income-tax rates which apply in the country where the company in question has its seat and which can be expected to apply for the period in which they are realised. Deferred taxes on as yet unused losses carried forward are only shown for comdirect bank AG. Deferred taxes on losses carried forward formed in previous years have been released.

      Deferred tax assets and liabilities are netted against one another in Germany, as they exist towards the same tax authority.

      Claims on tax authorities are shown under Tax assets in the balance sheet.

      Other taxes not related to income appear under Other operating result in the income statement.

      When the profit-and-loss-transfer agreement was terminated on 31 December, 1999, it was assumed — with the agreement of the tax authorities — that, for accounting purposes, the integrated inter-company relationship between comdirect bank AG and Commerzbank AG had ceased to exist. In a final judgement, however, it was decided that this relationship continued to exist as regards turnover and trade tax for the 2000 and 2001 assessment periods. As a result of the amendments to Germany’s legislation on the further development of corporate taxation, the fiscal unity in terms of trade tax ended on 31 December, 2001; and was maintained only with regard to turnover tax as from 2002.

(19) Conditional and authorised capital

      Through the resolution adopted on 10 April, 2000, and its entry into the commercial register on 19 April, 2000, authorised capital of € 60,000 thousand was created. The authorisation for the capital increase expires on 31 March, 2005.

(6)	For the purposes of this filing, please refer to pages A-144 to A-145.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

      In addition, since the resolution adopted on the same date and entered into the commercial register on 31 May, 2000, conditional capital of € 3,600 thousand was created in order to issue subscription rights as part of the bank’s stock option scheme.

(20) Transfer from reserves

      In connection with decisions relating to our subsidiaries in Italy and France in the 2001 financial year, we have transferred a net € 160,657 thousand from reserves in order to cover the accumulated losses.

(21) Earnings per share

      Earnings per share calculated in accordance with IAS 33 are based on the net profit/loss for the year. We show both the undiluted and the diluted earnings per share below the income statement.

      In working out the undiluted result, we have set off the net profit/loss for the year against the average number of shares in the financial year.

      The diluting effects result from a stock option scheme launched in July 2000 with a maximum of 3,600,000 subscription rights, 875,000 option rights of which had been issued in two tranches per 31 December, 2001.

      In calculating the diluting effects, we set off the two sub-sets of rights under the stock option scheme with their conditions against well-founded estimated values for them and took account of the residual amount.

      The nominal value per share is 1 euro.

(22) Relations with affiliated companies

      comdirect uses services provided by Commerzbank AG through a general agreement concluded in December 1999 (and effective as from 1 January, 1999) and also services agreed separately on this basis.

      The general agreement has a fixed term of five years and ends on 31 December, 2003. It is automatically extended for a further period of three years, unless one of the parties to the agreement gives notice at least 18 months before the agreement expires.

      On the basis of the general agreement, the following services were agreed upon and were used during the 2001 financial year:

•	Trading services

•	Processing services

•	Payments and cash dispenser service

•	IT services

•	Other services

      In February 2000, comdirect concluded another general agreement with Commerzbank, in which Commerzbank undertook to provide internal auditing services on the basis of a plan to be agreed separately. The agreement was concluded for an indefinite period and may be terminated giving six months’ notice before the end of the calendar year, but not before 31 December, 2002.

      comdirect is party to an agreement of Commerzbank with Commerzbank Capital Markets, enabling comdirect to trade on US stock exchanges.

      On 22 March, 2000, comdirect concluded an agreement with Commerzbank concerning support for comdirect after its IPO. Among other things, the agreement relates to support for PR activities, compliance with stock-exchange and other obligations resulting from admission to the stock exchange and advice on the holding of the first public annual general meeting of shareholders in 2001.

      Commerzbank received compensation in line with market rates for the goods and services it provides for comdirect.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

      When forming or purchasing subsidiaries, comdirect pledged directly or indirectly to ensure that they comply with the specific equity capital requirements of the country in question.

      In this connection, comdirect allocated equity of € 39,978 thousand to comdirect S.A., Paris/ France, in the 2001 financial year.

      Over the same period, comdirect bank S.p.A, Milan/ Italy, was allocated € 20,800 thousand.

      comdirect ltd, London/ United Kingdom, received equity of € 12,356 thousand in the 2001 financial year.

(23) Net interest income

	2001	2000

	(€ thousand)

	(unaudited)
Interest and dividends from shares and other non-fixed interest securities held in the “available for sale” portfolio	18,589	4,876
Interest income from fixed-income securities held in the “available for sale” portfolio and from government-inscribed debt	43,143	35,485
Other interest income including discount surplus	76,889	80,685
Interest on participation rights and subordinate liabilities	(1,050)	(1,491)
Other interest expenses	(63,488)	(61,838)

Total	74,083	57,717

(24) Provision for possible loan losses

      The provisions of the comdirect Group breaks down as follows:

	2001	2000

	(€ thousand)

	(unaudited)
Allocations to provisions	(4,215)	(2,151)
Write-back of provisions	2,356	211
Direct write-downs	(222)	(37)
Income received on written-down claims	7	11

Total	(2,074)	(1,966)

(25) Net commission income

	2001	2000

	(€ thousand)

	(unaudited)
Securities transactions	89,316	189,172
Payment transactions	3,335	1,408
Other commissions	367	283

Total	93,018	190,863

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(26) Trading profit

      All the financial instruments assigned to the Assets held for dealing purposes are measured at fair value. The results arising from trading activities are included along with interest and dividend income, attributable to instruments shown under Assets held for dealing purposes, in the Trading profit.

	2001	2000

	(€ thousand)

	(unaudited)
Result of securities trading	(332)	(133)
Result from trading in bonds and notes	9	0
Result from trading in shares and other non-fixed interest securities	(341)	(133)
Other trading result	(726)	0
Result from trading in interest-rate risks	(726)	0
Valuation result	1,029	0
Interest-rate derivatives	1,029	0

Total	(29)	(133)

(27) Administrative expenses

     Personnel expenses

	2001	2000

	(€ thousand)

	(unaudited)
Wages and salaries	(42,484)	(36,170)
Compulsory social-security contributions	(8,398)	(6,739)
Expenses for pensions and other employee benefits	(550)	(604)

Total	(51,432)	(43,513)

     Breakdown of expenses for pensions and other employee benefits

	2001	2000

	(€ thousand)

	(unaudited)
Costs of company pension scheme	(535)	(594)
Contributions to Versicherungsverein des Bankengewerbes a.G. (BVV)	(15)	(10)

Total	(550)	(604)

     General operating expenses

	2001	2000

	(€ thousand)

	(unaudited)
Costs of advertising, PR and representation	(55,356)	(59,148)
Communication expenses	(16,552)	(19,929)
Consulting expenses	(12,510)	(22,105)
External services	(28,992)	(38,675)
Other general operating expenses	(30,769)	(19,305)

Total	(144,179)	(159,162)

      The expenses for operating lease contracts are considered as rental expenses and included in the other general operating expenses.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

     Depreciation of office furniture and equipment and intangible assets

	2001	2000

	(€ thousand)

	(unaudited)
Office furniture and equipment	(23,986)	(15,677)
Intangible assets	(4,720)	(2,599)

Total	(28,706)	(18,276)

(28) Other operating result

      The Other operating result primarily comprises income from tax consolidations, income from recoverable input taxes and income from the writing-back of provisions. Other details on taxes and tax consolidation can be found in these notes on page 60 ff.(7)

	2001	2000

	(€ thousand)

	(unaudited)
Other operating expenses	(6,146)	(5,768)
Payments to settle customers’ complaints/ provisions for process risks in direct brokerage business	(2,305)	(3,288)
Depreciation of goodwill	(2,043)	(1,761)
Sundry expense items	(1,798)	(719)
Other operating income	12,805	5,803
Income from recoverable input taxes	2,630	3,810
Income from the writing-back of provisions and accruals	1,465	487
Income from tax consolidation	4,153	0
Sundry income items	4,557	1,506

Total	6,659	35

(29) Extraordinary result and restructuring costs

      Due to restructuring decisions relating to our subsidiaries, the comdirect bank Group’s extraordinary result and restructuring costs comprises the following expenses and income:

	2001	2000

	(€ thousand)

	(unaudited)
Extraordinary expenses	(98,340)	0
extraordinary depreciation of goodwill	(25,924)	0
extraordinary depreciation on investments	(10,500)	0
extraordinary depreciation on intangible and fixed assets	(21,196)	0
Restructuring costs (especially personnel costs and expenses arising from current contracts)	(21,575)	0
Costs of disposal/ liquidation	(17,398)	0
Sundry expenses	(1,747)	0
Extraordinary income	76	0
Proceeds from disposal	76	0

Total	(98,264)	0

      All the effects on net profit of the closure of comdirect S.p.A. and the disposal of comdirect S.A. are included in this item.

(7)	For the purposes of this filing, please refer to page A-140.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(30) Taxes on income

	2001	2000

	(€ thousand)

	(unaudited)
Current taxes on income	(906)	32,048
Deferred taxes	10,983	(8,677)

Total	10,077	23,371

     Transitional presentation of income taxes

2001

(€ thousand)

(unaudited)
Profit from ordinary activities	(150,580)
multiplied by the German income tax rate of 36.93%
= calculated income-tax expenses in part financial year	(55,609)
- effects of different domestic tax rates on current income taxes and deferred taxes	623
- effects of different income-tax rates in the various countries where group companies based	2,109
+ amortisation of goodwill	10,311
+ effects of taxes on income in previous years	2,149
+ effects due to extraordinary results	75,392
+ effects on deferred taxes on losses carried forward	8,816
- effect of consolidation measures	27,586
- other causes	664

Total	10,077

(31) Cash reserve

      Cash reserve breaks down as follows:

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Cash on hand	232	131
Balances with central banks	71,773	384

Total	72,005	515

      The minimum reserve requirement to be met at the end of December 2001 totalled € 44,756 thousand (2000: € 40,690 thousand).

(32) Claims on banks

	Total		Due on demand		Other claims

	31.12.2001	31.12.2000	31.12.2001	31.12.2000	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
German banks	1,600,166	959,357	1,098,541	291,935	501,625	667,422
Foreign banks	83,946	47,120	46,446	47,120	37,500	0

Total	1,684,112	1,006,477	1,144,987	339,055	539,125	667,422

      Claims on banks include foreign-currency amounts equal to € 39,310 thousand (2000: € 15,535).

      Claims on banks primarily consist of overnight money and fixed deposits (€ 1,634,874 thousand/2000: € 964,015 thousand, incl. “occurred interest”).

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(33) Claims on customers

      Claims on customers consist of:

	Total		Due on demand		Other claims

	31.12.2001	31.12.2000	31.12.2001	31.12.2000	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Claims on domestic customers	261,293	571,294	261,293	561,265	0	10,029
Public-sector entities	0	10,029	0	0	0	10,029
Private customers	261,293	561,265	261,293	561,265	0	0
Claims on foreign customers	2,435	4,230	2,435	4,230	0	0
Private customers	2,435	4,230	2,435	4,230	0	0

Total	263,728	575,524	263,728	565,495	0	10,029

      All claims on private customers are deemed to be due on demand. Claims on customers include € 250,603 thousand (2000: € 548,127 thousand) from loans to finance purchases of securities. These claims are loans secured by securities. In view of the concentration of loans, we point out that the original loan business is carried out with private customers only. Claims on customers include foreign-currency amounts equal to € 75 thousand (2000: € 15 thousand).

(34) Provision for possible loan losses

	Credit default risks		General provisions		Total

	31.12.2001	31.12.2000	31.12.2001	31.12.2000	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Balance 1 January	(3,149)	(1,254)	(31)	(31)	(3,180)	(1,285)
Allocations	(4,215)	(2,151)	0	0	(4,215)	(2,151)
Deductions	2,459	256	0	0	2,459	256
of which utilised	103	45	0	0	103	45
of which written back	2,356	211	0	0	2,356	211
Exange-rate changes	0	0	0	0	0	0

Provision for possible loan losses as of 31 December	(4,905)	(3,149)	(31)	(31)	(4,936)	(3,180)

      The adjusted value of non-interest bearing non-productive claims amounts to € 4,943 thousand (2000: € 3,268 thousand).

      The comdirect Group made a direct write-down of € 222 thousand (2000: € 37 thousand) and recorded receipts on written-down claims in an amount of € 7 thousand (2000: € 11 thousand).

      The total balance of risk provisions for credit default risks breaks down as:

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
German borrowers	(4,831)	(3,137)
Foreign borrowers	(74)	(12)

Total	(4,905)	(3,149)

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(35) Trading assets

      Under this item, financial instruments acquired as part of the small trading portfolio are shown at fair value. In addition,derivative financial instruments assigned to trading with positive fair values and interest for the respective period appear here.

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Shares and other non-fixed interest	1,226	883
Shares	0	883
German securities	0	636
Foreign securities	0	247
Other non-fixed interest securities	1,226	0
Positive market value attributable to derivate financial instruments	938	0
Interest-rate derivatives	938	0

Total	2,164	883

      There were no restrictions on the disposal of any of the trading assets as of the balance sheet date.

(36) Financial investments

      All the financial instruments shown under Financial investments are assigned to the “available for sale” category and are measured at fair value.

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Bonds and other fixed-income securities of the “available for sale” portfolio	840,719	910,943
Bonds and notes	840,719	910,943
issued public-sector borrowers	0	0
issued by other borrowers	840,719	910,943
Investments	0	10,500
Shares and other non-fixed interest securities of the “available for sale” portfolio	20,493	231,796
Holdings in subsidiaries	0	0

Total	861,212	1,153,239

      There were no restrictions on the disposal of any of the financial assets as of the balance-sheet date.

      Through a resolution of 31 December, 2001 the Wiesbaden lower regional court opened bankruptcy proceedings against the assets of Censio AG. We no longer expect a repayment of capital. For this reason, comdirect bank AG entirely wrote its investment in 2001. The impact of this write-off on the bank’s net profit and loss is shown under the position Extraordinary result and restructuring costs.

      On the balance-sheet date, no write-downs were made due to permanent impairment on financial instruments measured at fair value.

(37) Intangible assets

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Goodwill	0	27,052
Other intangible assets	22,076	13,898

Total	22,076	40,950

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

      Changes in fixed assets are shown in schedule of assets (page 70(8), note 39).

(38) Fixed assets

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Office and furniture equipment	45,816	76,335

      Changes in fixed assets are shown in schedule of assets (page 70(8), note 39).

(39) Schedule of assets

	Fixed assets		Intangible assets

	Software	Other	Other	Goodwill	Investments

	(€ thousand)

	(unaudited)
Book value as of 1 January 2001	10,705	65,630	13,898	27,052	10,500
Costs of acquisition/ manufacture as of 1 January 2001	17,919	89,213	20,841	28,813	10,500
Additions 2001	5,344	10,041	12,898	915	0
Disposals 2001	(2,065)	(910)	0	0	0
Costs of acquisition/ manufacture as of 31 December 2001	21,198	98,344	33,739	29,728	10,500
Cumulative write-downs as of 1 January 2001	7,214	23,583	6,943	1,761	0
Additions 2001	9,173	36,067	4,720	27,967	10,500
Disposals 2001	(826)	(1,485)	0	0	0
Cumulative write-downs as of 31 December 2001	15,561	58,165	11,663	29,728	10,500

Book value as of 31 December 2001	5,637	40,179	22,076	0	0

      Additions to write-downs in 2001 relate to extraordinary write-downs of € 57.620 thousand. These are spread between the items goodwill, investments,fixed assets and intangible assets.

(40) Other assets

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Deferred items	5,693	1,211
Sundry assets	12,507	14,472

Total	18,200	15,683

      Sundry assets comprise the following items:

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Claims on affiliated companies	8,494	9,446
Other	4,013	5,026

Total	12,507	14,472

(8)	For the purposes of this filing, please refer to page A-148.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(41) Liabilities to banks

	Total		Due on demand		Other liabilities

	31.12.2001	31.12.2000	31.12.2001	31.12.2000	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
German banks	0	1,918	0	0	0	1,918
Foreign banks	0	1,760	0	0	0	1,760

Total	0	3,678	0	0	0	3,678

(42) Liabilities to customers

	Total		Due on demand		Other liabilities

	31.12.2001	31.12.2000	31.12.2001	31.12.2000	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Liabilities to domestic private customers	2,196,023	2,011,316	2,150,113	1,999,863	45,910	11,453
Liabilities to foreign private customers	93,304	33,238	92,433	32,979	871	259

Total	2,289,327	2,044,554	2,242,546	2,032,842	46,781	11,712

      Foreign-currency amounts equal to € 28,846 thousand (2000: € 2,550 thousand).

      Through the deposit insurance scheme of the Association of German Banks, Cologne, each customer of comdirect bank AG is insured for deposits of up to € 233 millions.

      In addition,comdirect bank AG is a member of Entschädigungseinrichtung deutscher Banken GmbH.

(43) Provisions

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Provisions for pensions and similar commitments	1,775	1,337
Other provisions	49,576	4,391

Total	51,351	5,728

      The changes in provisions for pensions were as follows:

	as of	Utilised/			as of
	1.1.2001	change	Depreciation	Allocation	31.12.2001

	(€ thousand)

	(unaudited)
Pension expectancies of active employees	1,337	0	0	438	1,775

      The allocations to pension provisions in 2001 break down as follows:

Service cost	312 € (thousand	)
Interest cost	95 € (thousand	)
Cost arising from changes in actuarial assumptions	2 € (thousand	)

      In the 2001 financial year, comdirect bank AG took over pension provisions of € 29 thousand due to staff recruitment.

      Actuarial gains and losses are amortised over three years (2001:2 € thousand).

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

Parameters	31.12.2001	31.12.2000	31.12.1999

	(unaudited)	(unaudited)	(unaudited)
Calculatory interest rate	5.75%	6.50%	5.75%
Changes in salaries	3.00%	3.50%	3.00%
Changes in pensions	1.50%	2.00%	2.00%

      Changes in other provisions:

	as of				as of
	1.1.2001	Utilised	Depreciation	Allocation	31.12.2001

	(€ thousand)

	(unaudited)
Provisions for staff	2,277	1,757	324	2,033	2,229
Provisions for anniversary bonuses	87	33	45	32	41
Provisions for non-income-related taxes	145	0	0	877	1,022
Provisions for contingent losses	0	0	0	44,234	44,234
Other provisions	1,882	851	815	1,834	2,050

Total	4,391	2,641	1,184	49,010	49,576

      Provisions for staff mainly relate to provisions for bonuses. The provisions for staff will probably be used in the 2002 financial year.

      Changes in provisions for contingent losses break down as follows:

	as of				as of
	1.1.2001	Utilised	Depreciation	Allocation	31.12.2001

	(€ thousand)

	(unaudited)
Provisions for contingent losses	0	0	0	44,234	44,234
Restructuring	0	0	0	39,890	39,890
Other	0	0	0	4,344	4,344

      The scale of the contingent losses for restructuring was measured on the basis of the information expected expenses that were available when the financial statements were prepared.

(44) Tax liabilities

      Tax liabilities are comprised as follows:

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Current tax liabilities	5,683	7,287
Provisions for income taxes	5,683	7,287
Deferred tax liabilities	4,761	3,507

Total	10,444	10,794

      The provision for taxes on income includes tax liabilities for which no final formal assessment note has been received. Deferred taxes are attributable to temporary differences between the values assigned to assets and liabilities in the balance sheet according to IAS and the balance sheets prepared by Group companies in accordance with local tax provisions.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

      Deferred tax liabilities were created in connection with the following balance sheets accounts:

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Provision for possible loan losses	23	23
Trading assets	347	0
Financial investments	2,300	(1,559)
Intangible assets	7,575	5,237
Fixed assets	(68)	0
Provisions	(2,226)	(194)
Equity	(3,190)	0

Total	4,761	3,507

      The domestic income tax rate used to compute deferred taxes is composed of the applicable tax rates effective in Germany for corporate income tax (25.0%), plus the solidarity surcharge (5.5%) and the trade tax (14.3%) taken together. This yields a domestic income tax rate of 36.93%.

(45) Subordinated capital

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Subordinated liabilities	6,391	6,391
Profit-sharing certificates outstanding	10,226	23,008

Total	16,617	29,399

      The subordinated capital (€ 16,617 thousand) meets the requirements of supplementary capital as defined by Art. 10, paragraph 5(a) of the German Banking Act. The claims of creditors to repayment of these liabilities are subordinate to those of other creditors.

      Terms of subordinated liabilities:

	Amount	Interest rate	Maturity
Start of maturity (unaudited)	€ thousand	per 31.12.2001	date

1996	6,391	3.549%	2006

      The interest rate on subordinated liabilities is fixed for three years from the beginning of the period, after which the interest rate is adjusted annually.

      During the financial year, comdirect incurred interest expenses on subordinated liabilities of € 317 thousand (2000: € 270 thousand).

      Interest is paid only insofar as such payments do not lead to an accounting loss. The claims of the holders of the profit-sharing certificates are subordinated to the claims of other creditors.

      Terms of the profit-sharing certificates:

	Amount	Interest rate	Maturity
Start of maturity (unaudited)	€ thousand	per 31.12.2001	date

1998	10,226	6.000%	2006

      During the financial year comdirect incurred interest expenses on profit-sharing certificates of € 733 thousand (2000: € 1,221 thousand). This includes also interest expenses for profit-sharing certificates of € 12,782 thousand, which was repaid in 2001. As a net loss for the year is shown, the interest payment for the current profit-sharing right will not be made in the 2002 financial year.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(46) Maturities, by remaining lifetime

	Remaining lifetimes as of 31.12.2001

		Due on demand
		and unlimited	Up to	Three months	One to	More than
	Total	in time	three months	to one year	five years	five years

	(€ thousand)

	(unaudited)
Claims on banks	1,684,112	1,144,987	339,125	50,000	150,000	0
Claims on customers	263,728	263,728	0	0	0	0
Bonds and notes held in the available for sale portfolio	840,719	20,873	51,362	163,860	501,083	103,541

Total	2,788,559	1,429,588	390,487	213,860	651,083	103,541

Liabilities to banks	0	0	0	0	0	0
Liabilities to customers	2,289,327	2,242,546	20,052	24,844	1,885	0
Subordinated capital	16,617	0	0	0	16,617	0

Total	2,305,944	2,242,546	20,052	24,844	18,502	0

	Remaining lifetimes as of 31.12.2000

		Due on demand
		and unlimited	Up to	Three months	One to	More than
	Total	in time	three months	to one year	five years	five years

	(€ thousand)

	(unaudited)
Claims on banks	1,006,477	339,049	414,620	102,559	150,249	0
Claims on customers	575,524	565,495	10,029	0	0	0
Bonds and notes — held as financial investments	910,943	0	99,423	269,574	459,608	82,338

Total	2,492,944	904,544	524,072	372,133	609,857	82,338

Liabilities to banks	3,678	3,678	0	0	0	0
Liabilities to customers	2,044,554	2,032,842	5,019	4,729	1,964	0
Subordinated capital	29,399	12,782	0	0	0	16,617

Total	2,077,631	2,049,302	5,019	4,729	1,964	16,617

(47) Claims on/liabilities to affiliated companies

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Claims on banks	754,471	501,358
Liabilities to banks	0	3,678
Subordinated capital	16,617	29,399

Total	771,088	534,435

(48) Interest-rate risks

	Fixed-interest		Fixed-interest		Fixed-	Interest
	assets		liabilities		interest gap	differential

	€ million	interest in %	€ million	interest in %	€ million	% points

	(unaudited)		(unaudited)		(unaudited)
Up to one year	2,704	4.00	2,524	1.88	(180)	2.12
One to five years	258	4.42	765	4.08	507	(0.34)
More than five years	20	5.25	17	5.60	(3)	(0.35)

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(49) Number of employees at the end of the reporting period

	31.12.2001	31.12.2000

	(unaudited)
Group	1,291	1,536
in Germany	1,117	1,387
abroad	174	149
At comdirect bank AG	1,117	1,387
of which:
in the call centre	517	854
in the back office	317	303
in other areas	283	230

(50) Segment reporting

      Segment reporting by geografical markets:

		comdirect	Group	comdirect
		Europe,	management/	bank
	comdirect	excluding	others/	group
	Germany	Germany	consolidation	total

	(€ thousand)

	(unaudited)
Net interest income before provisions	72,610	1,473	0	74,083
Provision for possible loan losses	(2,074)	0	0	(2,074)
Net interest income after provisions	70,536	1,473	0	72,009
Net commission income	91,719	1,299	0	93,018
Trading profit	(29)	0	0	(29)
Result from the securities portfolio (available for sale)	344	0	0	344
Administrative expenses	159,767	64,550	0	224,317
Other operating result	9,241	(786)	(1,796)	6,659
Profit from ordinary activities	12,044	(62,564)	(1,796)	(52,316)
Extraordinary result and restructurings costs	(215,311)	(28,204)	145,251	(98,264)
Pre-tax profit	(203,267)	(90,768)	143,455	(150,580)
Taxes on income	1,261	8,816	0	10,077
After-tax profit	(204,528)	(99,584)	143,455	(160,657)
Profit/loss attributable to minority interests	0	0	0	0
Net income/Net loss	(204,528)	(99,584)	143,455	(160,657)
Acquisition costs of segment assets	16,425	12,773		29,198
Depreciation of segment assets	20,248	8,458		28,706
Cost/Income ratio	0.9206	32.5025		1.2912
Segment earnings	241,633	6,474	247	248,354
Segment expenses	229,933	69,038	2,043	301,014
Segment assets	1,932,769	92,304	(8,000)	2,017,073
Segment debts	2,252,532	44,795	(8,000)	2,289,327

      Allocation to the segments is based on the domicile of the subsidiaries or the consolidated company.

(51) Other liabilities

      Rental and leasing agreements concluded by comdirect will lead to expenses of € 7,074 thousand during the 2002 financial year, € 9,216 thousand for each of the years 2003 to 2006, and € 6,170 thousand as of the year 2007.

      A job guarantee has been given to the city of Kiel.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(52) Letter of comfort

      comdirect bank AG provides no general letter of comfort for the subsidiaries included in the consolidated financial statements.

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(53) The company’s boards

Supervisory board

Klaus-Peter Müller

(since of 10 May, 2001)
Frankfurt am Main
Chairman of the Supervisory Board
Chairman of the Board of Managing Directors of Commerzbank AG,
Frankfurt am Main

Dr. Norbert Käsbeck

(until 10 May, 2001 Chairman of the Supervisory Board)
Frankfurt am Main
Member of the Board of Managing Directors of Commerzbank AG,
Frankfurt am Main

Klaus Müller-Gebel

Frankfurt am Main
Deputy Chairman of the Supervisory Board
Member of the Board of Managing Directors of Commerzbank AG,
Frankfurt am Main

Dr. Franz-Georg Brune

(since 10 May, 2001)
Frankfurt am Main
Co-manager of Frankfurt am Main main branch of Commerzbank AG,
Frankfurt am Main

Dr. Ferdinand Vogel

(until 10 May, 2001)
Frankfurt am Main
Head of IT Development service department
Director of Commerzbank AG,
Frankfurt am Main

Burkhard Graßmann

Weiterstadt
Member of the Board of Managing Directors of
T-Online International AG, Weiterstadt

Angelika Kierstein

Quickborn
Chairman of Staff Council of comdirect bank Aktiengesellschaft
Commercial employee

Maria Xiromeriti

Quickborn
Deputy Chairman of Staff Council of comdirect bank
Aktiengesellschaft
Commercial employee

Vorstand

Bernt Weber

Christian Jessen
Hans-Joachim Nitschke
Dr. Andre Carls

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(54) Shares of comdirect bank AG

      Number of shares held by the boards:

	31.12.2001	31.12.2000

	(unaudited)
Members of the Board of Managing Directors	700	700
Dr. Andre Carls	0	0
Christian Jessen	200	200
Hans-Joachim Nitschke	0	0
Bernt Weber	500	500
Members of the Supervisory Board	150	250
Klaus-Peter Müller	0	0
Klaus Müller-Gebel	0	0
Dr. Franz-Georg Brune	0	0
Burkhard Graßmann	0	0
Angelika Kierstein	100	200
Maria Xiromeriti	50	50

      The number of options held to subscribe to comdirect bank AG shares breaks down as follows:

	31.12.2001	31.12.2000

	(unaudited)
Members of the Board of Managing Directors	90,000	36,000
Dr. Andre Carls	13,500	0
Christian Jessen	25,500	12,000
Hans-Joachim Nitschke	25,500	12,000
Bernt Weber	25,500	12,000
Members of the Supervisory Board	0	0
Klaus-Peter Müller	0	0
Klaus Müller-Gebel	0	0
Dr. Franz-Georg Brune	0	0
Burkhard Graßmann	0	0
Angelika Kierstein	0	0
Maria Xiromeriti	0	0

COMDIRECT BANK GROUP
NOTES FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (UNAUDITED) — (Continued)

(55) Remuneration and loans to board members

      The following remuneration was paid to members of the Board of Managing Directors and members of the Supervisory Board:

	31.12.2001	31.12.2000

	(€ thousand)

	(unaudited)
Board of Managing Directors	1,290	783
Supervisory Boards	87	99

      Neither advance payments nor loans were extended.comdirect did not take on any contingent liabilities.

Holdings

      Affiliated companies included in the consolidation:

		Share of
		capital held
Name	Domicile	in %

			Equity
			in thousand

comdirect ltd	London/ United Kingdom	100.0	GBP	10,485
comdirect nominee ltd	London/ United Kingdom	100.0	GBP	(1,00)
comdirect S.A.	Paris/ France	99.3	EUR	13,064
comdirect bank S.p.A	Milan/ Italy	100.0	EUR	6,374

Quickborn, 25 February 2002

The Board of Managing Directors

Bernt Weber	Christian Jessen	Hans-Joachim Nitschke	Dr. Andre Carls

THIS PAGE INTENTIONALLY LEFT BLANK

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