Form 20-F
DEUTSCHE TELEKOM AG
filed 2004-03-30
CIK 946770

As filed with the Securities and Exchange Commission on March 30, 2004

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14540

Deutsche Telekom AG

(Exact Name of Registrant as Specified in its Charter)

Germany

(Jurisdiction of Incorporation or Organization)

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

(Address of Registrant's Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

Ordinary Shares, no par value	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, no par value: 4,195,081,597 (as of December 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         No

Indicate by check mark which financial statement item the registrant has elected.

Item 17         Item 18

* Not for trading, but only in connection with the registration of American Depositary Shares.

DEFINED TERMS

Deutsche Telekom AG is a corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us" and "our" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

GERMAN GAAP

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the German Commercial Code (HGB — German GAAP). See notes (41) through (44) to our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 included in this Annual Report for a description of the principal differences between German GAAP and U.S. generally accepted accounting principles (U.S. GAAP), as they relate to us and our consolidated subsidiaries, and a reconciliation of net income and shareholders' equity to U.S. GAAP.

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

Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. The "Risk Factors" discussion in Item 3, "Strategy" discussion in Item 4, "Operating and Financial Review and Prospects — Outlook for 2004" discussion in Item 5 and "Quantitative and Qualitative Disclosures About Market Risk" discussion in Item 11 in particular contain numerous forward-looking statements, although such statements also appear elsewhere in this Annual Report.

Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors:

•	risks and uncertainties relating to the benefits anticipated from our international expansion, particularly in the United States;

•	risks and costs associated with integrating our acquired businesses and with selling or combining businesses or other assets;

•	the progress of our domestic and international investments, joint ventures and alliances;

•	the level of demand for telecommunications services, particularly for wireless telecommunications services, access lines, traffic and new higher-value products and services;

•	competitive forces, including pricing pressures, technological developments and alternative routing developments;

•	our ability to gain or retain market share in the face of competition from existing and new market entrants;

•	our ability to secure the licenses needed to offer new services given the cost of these licenses and related network infrastructure build-outs, particularly with respect to our Universal Mobile Telecommunications System (UMTS) licenses;

•	the effects of price reduction measures and our customer acquisition and retention initiatives, particularly in the fixed-line voice telephony business, the mobile telecommunications business and our other interconnection businesses;

•	regulatory developments and changes, including with respect to the levels of tariffs, terms of interconnection, customer access and international settlement arrangements;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	the success of new business, operating and financial initiatives, many of which involve substantial start-up costs and are untested, and of new systems and applications, particularly with regard to the integration of service offerings;

•	concerns over health risks associated with the use of wireless handsets and other health and safety risks related to radio frequency emissions;

•	the effects of industry consolidation on the markets in which we operate, particularly with respect to our mobile and leased lines businesses;

•	the progress and degree of success of our debt reduction and liquidity improvement initiatives;

•	the availability, terms and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays;

•	the level of demand in the market for our debt instruments and our shares and for the debt instruments and shares of our subsidiaries and associated companies, as well as for assets which we may decide to sell, which may affect our financing and acquisition strategies;

•	the development of the German real estate market in view of our goal of monetizing a portion of our real estate portfolio;

•	our ability to achieve cost savings and realize productivity improvements;

•	our ability to attract and retain qualified personnel, particularly in light of our cost reduction efforts;

•	risks of infrastructure failures or damage due to external factors, including natural disasters, intentional wrongdoing, sabotage, acts of terrorism or similar events;

•	the effects of foreign exchange rate fluctuations, particularly in connection with subsidiaries operating outside the euro zone; and

•	changes in general economic conditions, government and regulatory policies, new legislation and business conditions in the markets in which we and our affiliates operate.

Certain of these factors are discussed in more detail elsewhere in this Annual Report, including, without limitation, in Item 3, Item 4 and Item 5. We caution investors that the foregoing list of important factors is not exhaustive. When reviewing forward-looking statements contained in this document, investors and others should carefully consider the foregoing factors as well as other uncertainties and events and their potential impact on our operations and businesses.

Certain information in this Annual Report was provided by external sources. Due to the rapid changes in our industry, it is possible that some of this information is no longer accurate. Assessments of market share in particular involve the use of information released or estimated by regulatory authorities, our competitors, third parties or us.

Web addresses contained in this Annual Report are for explanatory purposes only and they (and the content contained therein) do not form a part of and are not incorporated by reference into this Annual Report.

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.    Key Information

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial and operating information. This selected consolidated financial and operating information should be read together with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto that are included elsewhere in this Annual Report. Unless otherwise indicated, all amounts are in accordance with German GAAP.

The selected consolidated financial information as of and for each of the five years ended December 31, 1999 through 2003 are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft and PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft in the case of the periods ended and at December 31, 2003, 2002 and 2001, and by PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft in the case of the periods ended and at December 31, 2000 and 1999.

Selected Consolidated Financial Data of the Deutsche Telekom Group

	% Change 2003/2002(1)(2)	2003	2002	2001	2000	1999
	(billions of €, except as otherwise indicated)
Income Statement Data
Net revenue	4.0%	55.8	53.7	48.3	40.9	35.5
Results from ordinary business activities	n.m.	1.4	(27.2)	(2.5)	6.4	3.1
Net income (loss)	n.m.	1.3	(24.6)	(3.5)	5.9	1.3

Balance Sheet Data
Total assets	(7.7)%	116.1	125.8	164.5	124.2	94.6
Debt (in accordance with the consolidated balance sheet)	(12.1)%	55.4	63.0	67.0	60.4	42.3
Shareholders' equity	(4.5)%	33.8	35.4	66.3	42.7	35.7

Cash Flow Data(3)
Net cash provided by operating activities	14.9%	14.3	12.5	11.9	10.0	9.6
Net cash used for investing activities	79.4%	(2.1)	(10.0)	(5.4)	(27.7)	(18.7)
Net cash provided by (used for) financing activities	(52.1)%	(5.2)	(3.4)	(4.8)	17.9	8.0

U.S. GAAP Data
Net income (loss)	n.m.	2.9	(22.1)	0.5	9.3	1.5
Shareholders' equity	(0.9)%	45.0	45.4	73.7	46.1	37.6
Total assets	(2.3)%	145.9	149.4	180.7	135.2	97.5

Ratios and Selected Data
Investment in intangible assets (excluding goodwill) and property, plant and equipment	21.4%	(6.2)	(7.9)	(11.2)	(23.5)	(5.9)
Capital expenditures	20.9%	(6.0)	(7.6)	(10.9)	(23.5)	(6.0)
Equity ratio (%)(4)	3.6%	29	28	39	33	36
Number of employees averaged over the year (full-time employees excluding trainees) (thousands)	(1.8)%	251	256	242	205	198
Revenue per employee (thousands of euro)(5)	5.7%	222	210	199	201	183
Earnings (loss) per share/ADS in accordance with German GAAP — basic and diluted (euro)(6)	n.m.	0.30	(5.86)	(0.93)	1.96	0.43
Earnings (loss) per share/ADS in accordance with U.S. GAAP — basic and diluted (euro)(6)	n.m.	0.70	(5.31)	0.14	3.06	0.53
Dividend per share/ADS (euro)(7)	—	—	—	0.37	0.62	0.62
Dividend per share/ADS (USD)(7)(8)	—	—	—	0.34	0.53	0.58

n.m. — not meaningful
(1)	Change from 2002 to 2003 on the basis of the more exact figures expressed in millions.
(2)	Increases in the size of negative numbers are expressed in percentage terms with negative percentage amounts, and decreases are expressed with positive percentage amounts.
(3)	In accordance with the statement of cash flows.
(4)	Total stockholders' equity divided by total assets.
(5)	Calculated on the basis of the average number of employees for the year without trainees/student interns.
(6)	Based on dividing net income (loss) by the weighted average number of ordinary shares outstanding. The share/ADS ratio is 1:1.
(7)	Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid.
(8)	Dividend amounts have been converted into U.S. dollars at the noon buying rate for the relevant dividend payment date, which occurs during the second quarter of the following year.

Exchange Rates

Beginning the first quarter of 1999, we began publishing our consolidated financial statements in euros and, unless otherwise indicated, all amounts in this document are expressed in euros. Amounts stated in euros appearing in this document for periods prior to December 31, 1998, have been converted from Deutsche marks at the official fixed conversion rate of EUR 1.00 = DM 1.95583.

As used in this document, "euro" or "EUR" means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the Federal Republic) and ten other participating member states of the European Union on January 1, 1999. "Deutsche mark" or "DM" means the currency that was the lawful currency of the Federal Republic before it was replaced by the euro. "U.S. dollar" or "USD" means the lawful currency of the United States of America. As used in this document, the term "noon buying rate" refers to the rate of exchange for either Deutsche mark or euro, expressed in U.S. dollar per Deutsche mark or euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Unless otherwise stated, conversions of euro into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.2597, which was the noon buying rate on December 31, 2003.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the consolidated financial statements under "Consolidation Principles — Foreign Currency Translation."

In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per euro for the fiscal years presented.

The following table sets forth, for the periods indicated, the average, high, low or period-end noon buying rates for the euro expressed in U.S. dollars per EUR 1.00.

Year or month	Average(1)	High	Low	Period-End
	(in USD per €)
1999	1.0588	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.4111	1.2597	1.0361	1.2597
2003
October		1.1833	1.1596	1.1609
November		1.1995	1.1417	1.1995
December		1.2597	1.1956	1.2597
2004
January		1.2853	1.2389	1.2452
February		1.2848	1.2426	1.2441
March (through March 26, 2004)		1.2428	1.2088	1.2092

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

On March 26, 2003, the noon buying rate was USD 1.2092 per EUR 1.00.

Since January 4, 1999, our shares have traded on the German stock exchanges in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the German stock exchanges and, as a result, are likely to affect the market price of the Deutsche Telekom American Depositary Shares, or ADSs, on the New York Stock Exchange. If we were to declare cash dividends, they would be declared in euros, and exchange rate fluctuations would affect the U.S. dollar amounts you would receive if you are a holder of American Depositary Receipts ("ADR") evidencing ADSs on conversion of cash dividends on the shares represented by your ADSs.

RISK FACTORS

In addition to the other information contained in this Annual Report, investors in our securities should consider carefully the risks described below. Our financial condition or results of operations could be materially adversely affected by any of these risks.

The following discussion contains a number of forward-looking statements. Please refer to the "Forward-Looking Statements" discussion at the front of this Annual Report for cautionary information.

An economic downturn or a substantial slowdown in economic growth could adversely affect our customers' purchases of our products and services, which would have a negative impact on our operating results and financial condition.

Our business depends on general economic conditions in Germany, other European countries and the United States. The climate for and values of investments in the telecommunications sector have worsened in recent years. This was reflected in particular in the restrained investment activities by key customers. Although there were signs of a moderate revival in activity in our sector during the second half of 2003, there is a risk that key customers' willingness to invest in information and communication technology services will not increase to the extent we expect, which may adversely affect our business plan and outlook for 2004, including possibly resulting in a reduction in revenues.

If the economy remains weak and consumer behavior does not improve, the achievement of our growth targets will be endangered especially with regard to the level of demand for innovative services such as multimedia services in mobile communications and higher-value accesses in the fixed-line network. Over the medium- and long-term this could have a negative impact on our results of operations.

Since we operate in a heavily regulated environment, decisions by regulatory authorities may impose significant limits on our flexibility to manage our business and may force us to offer services to competitors and reduce prices of our products and services, which may have a material negative impact on our revenues and our market shares.

T-Com (fixed-line telephony networks)

The German Regulatory Authority for Telecommunications and Post (Regulierungsbehoerde fuer Telekommunikation und Post) (the "German telecommunications regulator"), considers us, through our T-Com division, to be a market-dominant provider in several markets, especially in the market for fixed-line telephony services. In 2003, many decisions of the German telecommunications regulator were implemented to increase competition in the markets for local calls and for narrow and broadband access to the T-Com fixed-line telecommunications network. These regulatory decisions have had and others that may follow are expected to have significant effects on the level of competition in the markets for regional and local calls and local access to our fixed-line network and will continue to have a negative impact on T-Com's revenues in these markets. Risks also emanate from the possible regulatory authorization of an increase in charges for the termination of calls from our T-Com network into the networks of city carriers without a corresponding increase in charges for the termination of calls from city carriers into our T-Com network (through the elimination of reciprocity for call termination charges).

Additionally, the German government is required to amend the German Telecommunications Act to implement the new European Union telecommunications regulatory framework. We believe the proposed amendments will considerably extend regulation, particularly in the area of access service obligations, which could have a material negative impact on our revenues. Even though the new EU regulatory framework is aimed at reducing government regulation, the proposed amendments to the German Telecommunications Act may result in additional legal obligations for us and a continued reduction in pricing and market share.

We are also subject to the laws and regulations of other countries where we or our affiliates have fixed-line network operations. The business impact of increased regulation on our subsidiaries in Eastern Europe will depend on the way in which national regulatory authorities use their newly acquired powers and on whether competitors take advantage of regulatory decisions designed to foster increased competition. New telecommunications legislation has been or will be adopted in Hungary, Croatia and Slovakia in 2004, which will have the effect of reducing prices and market share in these countries.

T-Mobile (mobile communications)

Although the current draft of the German Telecommunications Act does not explicitly provide for regulation in the area of mobile communication, regulatory intervention, particularly with respect to call termination charges, cannot be excluded. Regulatorily mandated reductions in call termination charges in the United Kingdom and elsewhere have already had a negative impact on revenues for call termination.

Our mobile communications operations in the United States, the United Kingdom, the Netherlands, the Czech Republic, Croatia, and Austria are supervised by regulatory authorities. We expect possible tightening of regulatory control in the area of mobile communications by the European Union with a probable negative effect of price reductions in international roaming and call termination charges. In the United States, potential new consumer protection regulations could cause T-Mobile USA to incur considerable additional expenses in the future in the area of customer data administration.

Our telecommunications systems and operations in the United States are regulated by the U.S. Federal Communications Commission (FCC) and by various other federal, state and local government bodies. Various other federal, state and local governmental agencies may also exercise jurisdiction over mobile communications operators. Any of the aforementioned agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our wireless business in the United States. FCC regulations applicable to mobile communications operators include, among other things, regulations concerning required service features and capabilities, such as number pooling and portability and emergency 911 service.

T-Mobile USA's capacity and coverage expansion is dependent on its ability to acquire additional spectrum licenses, which are granted by the FCC or otherwise regulated by the FCC if acquired from third party operators. The failure to obtain sufficient capacity and spectrum coverage would have a material adverse impact on the quality of services in the United States and our ability to provide future services in some markets.

T-Online (internet access)

Although the new regulatory framework does not provide for an extension of sector-specific regulation to the online communications market, there are some indications that the German telecommunications regulator may change its legal approach to regulation of prices for access to online services in the future. It is not yet determinable what impact, if any, such regulation may have on our T-Online division. Additionally, Internet subscribers are indirectly affected by the regulation of access tariffs, as wholesale costs include charges for telecommunications services that are regulated by the German Telecommunications Act.

For further information regarding these requirements and other aspects of the regulatory regimes to which our businesses are subject, see "Item 4. Information on the Company — Regulation."

We face intense competition in all areas of our business, which could lead to reduced prices for our products and services and a decrease in market share in certain service areas, thereby having an adverse effect on our revenues and financial condition.

T-Com (fixed-line networks)

Our fixed-line network voice telephony service revenues have been declining in recent years due to price reductions imposed by regulatory authorities to increase competition and also due to substitution of fixed-line usage by mobile communications. Although we expect the increasing trend towards broadband lines and other forms of upgraded access lines to continue, such increase could be affected by entry of new competitors and saturation of the market. Competition has become fiercer due to decisions of the German telecommunications regulator in 2003 (in particular, the launch of "call-by-call" and "carrier pre-selection" in the local network in Germany). This increased competition may result in a further drop in prices and continued loss of our market share. The increase in competition from mobile operators and other fixed-line carriers is expected to continue for the foreseeable future, resulting in an erosion in our market share in certain areas and also resulting in continued decrease in revenues from these markets.

For more information, see "Item 4. Information on the Company — Description of Business and Divisions — T-Com" and "Item 4. Information on the Company — Regulation."

T-Mobile (mobile communications)

Despite its disproportionately strong growth in terms of customer additions, T-Mobile USA still maintains a relatively small market share in the United States compared to other national mobile operators. Consolidation among U.S. mobile telecommunications operators, such as the recently announced acquisition by Cingular of AT&T Wireless, may have a negative effect on growth and profitability for the company over the medium- and long- term. T-Mobile USA shares a network with Cingular Wireless in California, Nevada and the New York City metropolitan area, through a joint venture. T-Mobile USA would likely have to incur significant capital expenditures or other costs to service its customers in California and Nevada and to enhance the network in the New York City market if this joint venture terminates as a result of the merger between Cingular and AT&T Wireless announced in February 2004 or otherwise. The joint venture has a two-year service tail after termination. We are monitoring the potential effects of the merger between Cingular and AT&T Wireless very closely. However, we have not as yet determined the effect, if any, that this merger will have on the operations of T-Mobile USA or its arrangement with Cingular. Unanticipated termination of the joint venture with Cingular could have a material adverse effect on our North American mobile operations.

In most of our European markets, competition based on handset subsidies has diminished, but competition based on price, subscription options offered, applications offerings, coverage and service quality remains intense. As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention. Since customer acquisition and retention expenses are substantial, significant customer defections would have an adverse effect on our results of operations. See also "Item 4. Information on the Company — Description of Business and Divisions — T-Mobile."

T-Systems (information and communication technology)

In its capacity as a provider of solutions covering the entire value chain of information and communications technology, T-Systems is subject to risks associated with the general and regional economies of its customers and the willingness of its customers to invest in information and communication technology services and products. Additionally, the current economic climate has resulted in a decrease in prices and longer sales cycles, which results in lower revenues and higher costs due to under-utilization of capacity and infrastructure.

In addition, the growth potential of our T-Systems division may be limited by its limited international presence compared to some of our other competitors, especially as it relates to maintaining and increasing business with multinational companies. See also "Item 4. Information on the Company — Description of Business and Divisions — T-Systems."

T-Online (internet access)

In addition to the risk of more intense competition as a result of possible decisions by the German telecommunications regulator with regard to broadband access, T-Online's competitive position will be affected by pricing, network speed and reliability, services offered, customer support and its ability to be technologically adept and innovative. We expect that T-Online's competitors will pursue new broadband customers aggressively. In the market for portal services and content, competition is intense due to low barriers to entry. Increased competition may have the effect of reducing T-Online's market share and revenues. See also "Item 4. Information on the Company — Description of Business and Divisions — T-Online" and "Item 4. Information on the Company — Regulation."

We may realize neither the expected level of demand for our products and services nor the expected level or timing of revenues generated by those products and services as a result of lack of market acceptance, technological change or delays from suppliers.

As a result of rapid technological progress and the trend towards technological convergence, there is a danger that new and established technologies or products will not only complement one another, but that they also serve as substitutes for one another. Voice over IP and W-LAN are new technologies that have the potential to replace existing technologies and products and reduce our market share and revenues.

Potential risks arise from our dependence on suppliers in each of our divisions, especially in conjunction with the launch of UMTS services ("UMTS" stands for "Universal mobile telecommunications system" and is a next generation mobile telecommunications standard). The roll-out of UMTS services in certain markets has been delayed as a result of, among other things, technical issues relating to handsets and as a result of the unavailability of handsets in sufficient quantity and quality. Continued significant delays could adversely affect the level or timing of revenues generated by UMTS services. The lack of market acceptance of UMTS services, which could also have a negative impact on revenues and results of operations, including the possibility of impairment of the value of UMTS licenses.

In addition, there is a risk that we will not succeed in making customers sufficiently aware of existing and future value added new services and creating customer acceptance of these services. This risk exists in particular with respect to our anticipated future growth drivers in the mobile communications area (e.g. mobile data services provided via UMTS or other technologies) and in the fixed line communications area (e.g. broadband and T-DSL). If our marketing strategy is to be successful, a crucial element will be to make it possible for consumers to experience the value-added offered by our new products and services. This also applies to the area of paid content at T-Online.

Our involvement in the Toll Collect project in Germany entails a range of risks for us which could have a considerable negative impact on our net worth, financial position, and results of operations.

In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement with the Federal Republic of Germany (represented by the Federal Ministry of Transport) relating to a project to create and operate an innovative system for the collection of highway toll charges for heavy vehicles (the "operating agreement"). The toll collection system is to be created and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Additionally, certain of our divisions may act as sub-contractors of services to Toll Collect.

The start of operations initially was scheduled for August 31, 2003, but was delayed. On February 25, 2004, we received a 60-day notice of termination of the operating agreement. Although the consortium members reached an agreement with the Federal Republic on February 29, 2004 to continue the toll collection project, there still exist certain risks and uncertainties until the definitive details have been worked out.

Our involvement in Toll Collect entails a range of risks for us which could have a negative impact on our net worth, financial position, and results of operations. We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of other risks associated with the financial guarantees issued for Toll Collect. This includes the possibility of contractual penalties due to further postponement of the start of operations, claims for damages and losses of revenue from the project, as well as additional expenses. The termination of the agreement by the Federal Ministry of Transport would also have a considerable negative impact on our net worth, financial position, and results of operations. Additionally, it may have a negative effect on our image.

For further information about Toll Collect, see also "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Guarantees and Commitments" and "Item 8. Financial Information — Litigation."

Failures in the planned reduction of our staff levels could negatively affect our financial objectives.

We are continuing with our planned reductions in the number of staff. A majority of our staff in Germany, however, are protected against dismissal as a result of their status as civil servants or under statutory provisions and collective bargaining agreements, which situation is having a negative affect on our ability to reduce staff and associated costs.

There is also a risk that individual placements of employees and apprentices transferred to Vivento, our personnel services agency, to jobs in the external labor market will not be possible to the extent originally planned due to the difficult current economic and labor situation in Germany. This would jeopardize our goal to reduce personnel costs. The transfer of employees to Vivento may improve the cost structure of the divisions from which they are transferred, but does not immediately reduce our overall employee costs since the transferred employees remain on our payroll. It is, therefore, important to our cost reduction efforts that employees transferred to Vivento either find alternative productive employment within the group or with third parties. In the case of employees with civil servant status, however, it may be difficult to induce them to surrender their protected status for employment elsewhere in the private sector.

In order to reduce the group's personnel cost ratio, we reached a new collective bargaining agreement with the main labor unions representing employees in March 2004. This agreement includes, among other things, a reduction in wages beginning in March 2004. We intend to simultaneously implement this agreement also for civil servants. There are various risks to meet this target, especially because of the need for a required change in existing statutory regulations to accomplish this.

For further information, see "Item 4. Information on the Company — Description of Business and Divisions — Group Headquarters and Shared Services" and "Item 6. Directors, Senior Management and Employees — Employees and Labor Relations — Other Employees."

Alleged health risks of wireless communications devices have led to litigation affecting us and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations and thus adversely affect the financial condition and results of operations of our mobile communication services business.

Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of transmission facilities and antennae "base stations" either or both of which could have a material adverse effect on our mobile communication services business. T-Mobile USA is involved in certain litigation relating to these issues. See "Item 8. Financial Information — Litigation — Other Proceedings."

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

For further information about health effects of wireless handsets, wireless data devices and cell sites, see also "Item 4. Information on the Company — Regulation — International Mobile Regulation — USA: T-Mobile USA."

System failures due to natural or man-made disruptions could result in reduced user traffic and reduced revenues and could harm our reputation and results.

Our technical infrastructure (including our network infrastructure for fixed-line network services and mobile telecommunications services) may be damaged or disrupted by fire, lighting, flooding and other calamities, technology failures, human error, terrorist attack, hacker attacks and malicious actions, and other similar events. Although we have taken certain measures to guard against such problems, we cannot be sure they will be effective under all circumstances. Damage or disruption to our infrastructure may result in reduced user traffic and reduced revenues, increased costs, and damage to our reputation.

We are continuously involved in other disputes and litigation with regulators, competitors and other private parties. We cannot guarantee that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial condition.

We are subject to numerous risks relating to legal and regulatory proceedings in which we are currently a party or that could develop in the future. We cannot guarantee that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial condition. For information concerning some of the litigation in which we are involved, see "Item 8. Financial Information — Litigation." For information concerning our regulatory environment, see "Item 4. Information on the Company — Regulation."

Future sales of our shares by the Federal Republic or Kreditanstalt fuer Wiederaufbau ("KfW") may adversely affect the trading price of our shares and ADSs.

The Federal Republic, together with KfW, a public-sector entity 80% of which is owned by the Federal Republic, owns approximately 43% of our shares at December 31, 2003.

The Federal Government has sold shares of Deutsche Telekom in the past and may sell additional shares in the future. Significant sales of Deutsche Telekom shares by the Federal Republic or KfW or rumors to that effect could have a negative impact on the market price of our shares and ADSs.

Risks related to changes in exchange rates and interest rates may have an adverse effect on our financial situation

We are exposed to currency risks due to our international business activities. Generally, our treasury department hedges currency risks that have an impact on cash flows. We are also exposed to interest risks primarily in the euro, U.S. dollar and British pound sterling currencies. Interest rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due in each of these currencies. Once per year, our Board of Management specifies the ratio of fixed and variable debt in these three currencies. Our treasury department takes appropriate measures using derivative instruments to implement the interest-risk management decisions of the Board of Management.

For further information about our hedging activities and market risks, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Developments in the technology and telecommunications sectors have resulted and may in the future result in substantial writedowns of the carrying value of certain of our assets.

We review on a regular basis the value of each of our subsidiaries and their assets. In addition to our regular valuations, whenever indications exist (due to changes in the economic, regulatory, business or political environment) that goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests that may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could cause us to take large non-cash charges against net income, which may lead to a drop in the trading price of our shares.

In 2002, we recognized substantial impairment charges primarily related to T-Mobile USA and our UMTS licenses. The impairment charges related primarily to nonscheduled amortization of goodwill and other intangible assets of certain of our subsidiaries. Such charges were based on changes in expectations of future cash flows attributable to these assets. These nonscheduled amortization charges became necessary as we considered the fair value of these assets to be below their respective carrying values. In 2003 we did not recognize substantial impairment charges.

For more information, please refer to "Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates."

ITEM 4.    Information on the Company

INTRODUCTION

The legal and commercial name of our company is Deutsche Telekom AG. We are a private stock corporation organized under the laws of the Federal Republic of Germany. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent in the United States is Deutsche Telekom, Inc., 101 East 52nd Street, 17th Floor, New York, NY, 10022.

HISTORICAL BACKGROUND

Historically, the provision of public telecommunications services in Germany was a state monopoly as formerly provided by the German constitution. In 1989, the Federal Republic began to transform the postal, telephone and telegraph services administered by the former monopoly provider into market-oriented businesses and divided the former monopoly provider into three distinct entities along lines of business, one of which was our predecessor. At the same time, the Federal Republic also started the liberalization of the German telecommunications market. We were transformed into a private law stock corporation at the beginning of 1995.

The operation of networks (including cable networks) for all telecommunications services other than public fixed-line voice telephony was opened to competition in Germany on August 1, 1996. The telecommunications sector in Germany was further liberalized on January 1, 1998. Since then, we have faced intense competition and have been required to offer competitors access to our fixed-line network at regulated interconnection rates.

Other important events in the development of our business include:

•	the expansion and modernization of the telecommunications infrastructure in the former East Germany in the 1990s;

•	the complete digitalization of our German telecommunications network in 1997;

•	the expansion of our business in Eastern Europe through the acquisition in 1993 of a substantial interest in Matáv, the Hungarian national telecommunications company, and the acquisition of telecommunications subsidiaries in Slovakia, Macedonia, the Czech Republic and Croatia during 2000 and 2001;

•	a joint venture with France Telecom and Sprint from 1996 through 2000 and a cooperation agreement with France Telecom from 1998 through 2000;

•	the acquisition of One 2 One (now T-Mobile UK) in 1999;

•	disengagement from our former strategic alliance with France Telecom and Sprint Corporation commencing in 1999;

•	the acquisition of debis Systemhaus (now T-Systems IT-services) in 2000 and 2002;

•	the initial public offering of T-Online International in 2000;

•	the purchase of licenses allowing T-Mobile to operate UMTS wireless networks in Germany, the United Kingdom, Austria and the Netherlands in 2000 and the Czech Republic in 2001;

•	the divestment of our cable assets in 2001 and 2003;

•	the acquisition of VoiceStream and Powertel in 2001 (now T-Mobile USA);

•	the acquisition of Ben Nederland Holding in 2000/2002 (now T-Mobile Netherlands); and

•	the refocusing of our business on our core divisions and debt reduction in 2002 and 2003.

STRATEGY

One of our strategic objectives for the coming years is to become the leading service company in the telecommunications and information technology industry. Another of our strategic objectives is to build on our position as one of the world's leading connectivity providers for fixed and mobile telecommunications services. We also want to capitalize on our online portal and information technology businesses. To accomplish these goals, we have organized our businesses into four main divisions:

•	T-Com (for fixed-line network access and services),

•	T-Mobile (for mobile communications),

•	T-Systems (for data communications and systems solutions for large business customers) and

•	T-Online (for Internet services).

In 2003, we reduced debt, increased cash flows and improved our liquidity position. We reorganized our headquarters to increase the operational responsibility of our divisions. For 2004, we have developed our "Agenda 2004," program consisting of six cross-divisional initiatives:

•	Broadband – expand T-DSL penetration in Germany.

•	Personnel – increase personnel cost efficiencies through Vivento (our internal personnel service agency) and working hour reductions in the fixed-line segment.

•	Innovation – generate new revenues from new services and supply state-of-the-art technologies.

•	Quality – provide higher quality to the customer.

•	Efficiency – further tighten cost controls and realize synergies in IT, platforms, and procurement.

•	Corporate Customers – focus on the growth potential of domestic small and medium sized firms, as well as global accounts.

Although debt reduction remains an important part of our planning, the measures we have already taken in 2003 provide us now with additional flexibility to make capital expenditures and pursue acquisitions, joint ventures or combinations of businesses on a selective basis, where we perceive real opportunity for profitable growth. Transactions may be conducted using newly issued shares of Deutsche Telekom or shares of our affiliates, cash or a combination of cash and shares, and may individually or in the aggregate be material to us. Discussions with third parties may be commenced, on-going or discontinued at any time or from time to time.

SIGNIFICANT SUBSIDIARIES

The following table shows significant subsidiaries, in terms of revenues, we owned, directly or indirectly, as of December 31, 2003.

Name of Company	Percentage Holding
T-Mobile Deutschland GmbH (T-Mobile Deutschland)(1)	100.00
T-Mobile USA, Inc. (T-Mobile USA)(1)	100.00
T-Mobile Holdings Ltd. (T-Mobile UK)(2)	100.00
T-Mobile Austria GmbH (T-Mobile Austria)(3)	100.00
T-Mobile Netherlands B.V. (T-Mobile Netherlands)(2)	100.00
T-Mobile Czech Republic a.s. (T-Mobile Czech Republic)(4)	60.77
T-Systems International GmbH (T-Systems International)	100.00
T-Systems CDS GmbH(5)	100.00
T-Online International AG (T-Online International)	73.94
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH	100.00
GMG Generalmietgesellschaft mbH (GMG)	100.00
Deutsche Telekom Network Projects and Services GmbH	100.00
Magyar Tavkoezlesi Rt. (Matáv)(6)	59.49
Slovak Telecom (formerly: Slovenske Telekomunikacie)	51.00
Hrvatski Telecom HT-Hrvatski telekomunikacije d.d. (Hrvatski Telecom)	51.00

(1)	Indirect shareholding via T-Mobile International AG & Co. KG (Deutsche Telekom share: 100%). For purposes of this Annual Report, T-Mobile USA includes T-Mobile USA, Inc. (formerly Voicestream Wireless Corporation) and Powertel, Inc.
(2)	Indirect shareholding via T-Mobile Global Holding GmbH (Deutsche Telekom indirect share: 100%).
(3)	Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH (Deutsche Telekom indirect share: 100%).
(4)	Indirect shareholding via CMobil B.V. (Deutsche Telekom indirect share: 92.14%). CMobil B.V. direct share in T-Mobile Czech Republic a.s.: 60.77%.
(5)	Indirect shareholding via T-Systems International GmbH (Deutsche Telekom share: 100%).
(6)	Indirect shareholding via MagyarCom Holding GmbH (Deutsche Telekom share: 100%).

Please refer to our consolidated financial statements for a list of our principal subsidiaries. A list of our subsidiaries as of December 31, 2003 is filed as Exhibit 8.1 to this Annual Report.

DESCRIPTION OF BUSINESS AND DIVISIONS

T-Com

Our T-Com division is responsible for our fixed-line telecommunications services in Germany and Eastern Europe. Our Eastern Europe subsidiaries also provide mobile and online telecommunications services.

Principal Activities

The principal services offered by our T-Com division are narrow and broadband access to our fixed-line telecommunications network, and domestic and international public fixed-line network voice telephony products and services for individual and business customers (small- to medium-sized enterprises). T-Com operates one of the largest fixed-line networks in Europe with approximately 57.9 million access channels (thereof 51.1 million access channels in Germany, including 23.6 million Integrated Services Digital Network, or ISDN, channels) as of December 31, 2003.

T-Com's telecommunications products and services include:

•	network communications services (products and services relating to the fixed-line network, including access and other ancillary telecommunications services, such as Internet protocol-based services and wireless local area networks (W-LAN connections));

•	data communications services and solutions to business customers;

•	value-added and enabling services (special purpose telephony services);

•	terminal equipment sales (the sale, lease and service of telecommunications equipment to its customers and third party maintenance services);

•	other fixed-line network services (i.e. installation, maintenance, educational and cable services);

•	domestic carrier services (wholesale products (i.e., interconnection services)) to domestic network operators and service providers);

•	systems integration and consulting;

•	other domestic services, including publishing services and customer programs; and

•	network communications, mobile and online services to certain countries in Eastern Europe, through its subsidiaries Matáv (Hungary), Slovak Telecom (Slovakia) and Hrvatski Telecom (Croatia).

Most of T-Com's revenues in 2003 were derived from fixed-line network telephony services (access and call revenue) provided within Germany. For more information, see "Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Com." On March 13, 2003, T-Com sold its remaining cable television operations. For more information, see "— Broadband Cable."

In August 2003, we began marketing our fixed-line network services in Germany under the "T-Com" brand to create a more distinct market profile for our fixed-line services.

Germany

Network Communications

Network Infrastructure

T-Com has made substantial investments in its telecommunications networks since 1990, including the installation of a new network in the former East Germany. T-Com has introduced asynchronous transfer mode (ATM) technology and wavelength division multiplexing (WDM) technology. ATM is a special type of technology which permits the transmission of a large amount of data (voice, text, audio and video) in high quality using a standard platform. T-Com offers it under the brand name "T-ATM." WDM technology multiplies the transmission capacity of existing fiber optic cables by allowing higher bandwidths than most other technologies.

As of December 31, 2003, T-Com's domestic fixed-line telephone network and ISDN network in Germany consisted of approximately 5,200 local networks (local exchange areas) with approximately

7,900 access areas connected by a long-distance transmission network containing approximately 600 switched network nodes. Local networks, access areas and switched network nodes are the basis for setting tariffs for the local and long-distance calls in Germany.

As of December 31, 2003, the transmission network linking T-Com's German local networks consisted of approximately 195,000 kilometers of fiber optic cable. During 2003, T-Com continued to expand the use of WDM and Synchronous Digital Hierarchy (SDH) infrastructure in its network. SDH is the transport platform upon which T-Com will base its primary digital communications services in the future.

Network Access

In Germany, T-Com offers access to its transmission network for individual customers and business customers. Typically, T-Com customers have access to the transmission network by means of a copper wire that runs from the transmission network into the home or office of a customer. These access lines can either be standard analog access lines or digital access lines. Digital access lines also are called ISDN lines. In addition, analog and digital access lines can be enhanced by increasing broadband capacity through asymmetric digital subscriber line or ADSL technology, which T-Com markets under the brand name "T-DSL." In the larger German cities, T-Com offers its customers access via glass fiber access networks capable of higher bit rates, which increase broadband capacity.

T-Com offers its customers a variety of line packages that generally consist of a monthly fixed payment for access and a variable, usage-based component for traffic volumes. With T-DSL services, T-Com offers an access connection for a monthly fixed payment to its individual customers, who — in addition — have to sign a contract with Internet Service Providers, such as T-Online, in order to get access to the Internet. For business customers using T-DSL, T-Com not only offers basic access but also ISP services.

In addition to making access lines available to our direct customers, we are also required to make access lines available to competitors at rates that are below the rates we charge to our customers.

Analog Access Lines

An analog access line — the traditional telephone line — provides a single telecommunications channel. As of December 31, 2003, approximately 27.5 million analog lines were connected to T-Com's network platform, marketed under the brand name "T-Net."

As of February 1, 2003, regulatory price cap provisions governing the prices for the provision of our fixed-line services resulted in a decrease in traffic charges and an increase in access charges. The monthly access charge for an analog telephone line increased by EUR 0.39 to EUR 13.72. The German telecommunications regulator approved a change of the price cap regime as of September 1, 2003. This allowed T-Com to make a further increase in the access charge for analog lines. Since September 1, 2003, the basic monthly access charge for a T-Net analog line has been EUR 15.66. As part of this price measure, the basic monthly charge for T-Net 100 (a T-Net analog line including an optional call plan) increased to EUR 18.45. Since September 1, 2003, the one-time activation fee has been EUR 59.95 and the charge for assuming service on an existing line is EUR 29.94. These prices apply both to analog and ISDN lines. As part of the price cap-related changes, however, there have been decreases in traffic and call charges mandated by the German telecommunications regulator. We expect this rebalancing trend to continue for the foreseeable future. For more information, see "— Regulation."

To protect our customer base and market shares in Germany, T-Com offers a range of calling plans. For example, for an additional monthly fee, customers can take advantage of particularly low tariffs for local and national calls within Germany or get an allowance of free minutes. To be eligible for most of these new rate plans, customers must have either an analog T-Net or T-ISDN line from T-Com. Some of our competitors have filed complaints relating to two T-Com rate plans ("AktivPlus xxl" and "AktivPlus basic call time 120") approved by the German telecommunications regulator. For further information, see "Item 8. Financial Information — Litigation."

The number of analog lines has decreased in the last few years, primarily as a result of the migration to ISDN. The decline in the number of T-Net lines can also be attributed, to a lesser extent, to losses of market share to other providers and substitution effects from mobile communications. We expect that the number of analog lines will continue to decline due to the migration to more advanced lines, increased competition, and substitution by mobile phones.

The following table provides information concerning the number of T-Com analog and digital access lines in Germany at the dates indicated.

	At December 31,			% change
	2003	2002	2001	2003/2002	2002/2001
	(in millions)
Analog access lines (including public phones)	27.5	28.9	30.3	(4.8)%	(4.6)%
ISDN digital access lines (including public phones)	10.4	9.8	8.7	6.1%	12.6%

ISDN Access Lines

T-Com's ISDN services are marketed under the brand name "T-ISDN," and permits a single access line with 64k/bit per second to be used simultaneously for multiple products and services, including voice, data and facsimile transmission. T-ISDN also provides highly reliable connections with faster transmission of signals and increases the capacity of the access network. T-ISDN also offers various convenient features such as caller identification and T-NetBox, the network-based virtual answering machine.

T-Com offers two types of T-ISDN access lines- basic and primary. Basic T-ISDN access lines provide two telecommunications channels per access line and are offered to individual customers and to business customers. Primary T-ISDN access lines provide thirty telecommunications channels per access line and are offered primarily to business customers. In 2003, the number of basic T-ISDN access lines increased approximately 6.1% to 10.3 million as at December 31, 2003. As of December 31, 2003, T-Com had installed approximately 98,000 primary T-ISDN access lines. Through these basic and primary access lines, T-Com provided a total of 23.6 million T-ISDN channels. The number of ISDN lines has continuously grown in the last few years. We expect that the growth in T-ISDN lines will slow down as the market becomes saturated.

The following table shows the number of ISDN access lines and channels currently used by T-Com customers in Germany.

Year	Basic connections	Primary connections	Total ISDN channels
2001	8.6 million	105,000	20.4 million
2002	9.7 million	102,000	22.4 million
2003	10.3 million	98,000	23.6 million

Increasing T-ISDN penetration is a part of T-Com's strategy. Therefore, to attract T-ISDN customers, protect its customer base and market share, T-Com offers multiple ISDN tariff models.

T-DSL

ADSL is a telecommunications technology that permits the transmission of data at very high rates. Most T-DSL customers use 768 k/bit per second connections. T-Com offers standard analog and ISDN access lines enhanced by means of ADSL technology under the brand name "T-DSL." At December 31, 2003, there were approximately 4.0 million T-DSL lines currently in operation.

Year	T-DSL lines in operation
2001	1.8 million
2002	2.8 million
2003	4.0 million

One of the principal benefits of DSL technology is that it permits customers to use standard copper access lines for high-speed access to the Internet. As T-Com expects the Internet to grow in importance as a means of communication in the future, T-Com considers continued growth in the number of T-DSL access lines to be an important strategic priority. In this regard, its broadband product portfolio was expanded to meet the varying demands of individual and business customers and the marketplace through the introduction of additional T-DSL service features.

To further increase broadband penetration throughout Germany, T-Com is required by the German telecommunications regulator to make DSL resale offerings to its competitors in Germany. T-Com competitors will thus be able to market DSL products under their own brands to their customers. In addition, T-Com currently offers line-sharing at no cost. These offerings to its competitors are aimed at strengthening Germany's position in the European and international broadband market. These line-sharing and DSL pricing measures are also a reaction to the critical view of the European Commission concerning the margin between our DSL and line-sharing tariffs.

In April 2004, T-Com expects to offer its individual and business customers "T-DSL with 1, 2 or 3 megabit/s downstream." The asymmetric T-DSL Business product variations with download speeds of 1, 2 or 3 Mbit/s are designed especially for small and medium-sized businesses. The complete Internet solution from T-Com makes it possible to search cost-effectively on the Internet, send and receive e-mails quickly and create webpages. T-Com also offers corresponding attractive flat rate offers for all asymmetric T-DSL Business product variations. T-Com is in the process of migrating its customer base to new DSL products.

Under the T-DSL Business brand, T-Com also offers a product variation using SDSL (symmetric digital subscriber line) technology that permits upstream and downstream transmission of data at the same (symmetric) high speeds. This product was introduced in 2002 and has been available nationally since 2003 in all existing T-DSL service areas.

Wireless LAN

T-Com offers to individual and business customers a range of products for wireless local area networks (LAN) and complete Internet solutions. Wireless LAN services provide wireless communications based on international broadcasting standards. Transmission rates of up to 54 Mbit/s provide customers with high levels of network performance. A number of the wireless LAN technologies offered complement T-Com's T-DSL broadband offerings. Wireless LAN was until recently an alternative only for business customers. However, recent price reductions for wireless LAN products have made wireless LAN increasingly affordable for individual customers.

In December 2003, T-Com launched a public wireless LAN service aimed at individual customers. In the pilot project, 30 T-Com "Hotspots" were launched. The primary intention is to equip buildings open to the public, such as restaurants and hotels, with wireless LAN in order to give customers wireless access to the Internet. T-Com offers maintenance and equipment to the location owners. Through attractive customer tariffs and simplicity of use, T-Com wants to achieve a high level of acceptance. T-Com intends to introduce a standard tariff with a monthly fee and usage-based pricing. In addition, credit card vouchers will be offered for "try only" use. For the implementation of this service, T-Com cooperates with T-Mobile. Both, T-Com and T-Mobile will offer a networked public wireless LAN service to their customers based on one common network. This means that T-Com customers can also use T-Mobile's Hotspots. T-Com views wireless LAN as another broadband service and an extension of its T-DSL product offerings.

Calling Services

T-Com provides comprehensive local and regional calling services as well as national and international long-distance calling services for individual and business customers that have access to T-Com's fixed-line network.

In the market for long-distance and international calls, T-Com's competitors have made considerable inroads into the market since 1998. Fixed terms for interconnection, which particularly favor competitors that have not invested heavily in infrastructure, enabled competitors to benefit from our infrastructure investments. In Germany, individual and business customers have been free since 1998 to choose providers either through pre-selection (selecting one long-distance carrier to handle all domestic long-distance and international calls on a default selection basis) or through call-by-call selection (selecting a carrier when such a call is made by dialing the carrier's numeric prefix before dialing the telephone number) for long-distance and international calls.

Pre-selection and call-by-call selection for local calls commenced in 2003, which inevitably led to reduced market share for local calls.

We have countered the challenge posed by competitors and alternative networks with reduced tariffs and innovative, customer-oriented and reliable products and services.The introduction of calling plans (calling plans provide customers with attractive, reduced call charges for a monthly fee) was an important element, particularly with regard to call charges, of the response to the competitive environment.

Under the regulatory framework applicable to the German telecommunications sector, T-Com's tariffs for fixed-line network calling services are subject to regulatory approval for as long as we are considered to be a market-dominant provider. Furthermore, competitors have taken legal action against the new rate plans. For further information, see "— Regulation."

Data Communications

T-Com offers business customers a full portfolio of data communications services, including:

•	Leased lines (marketed under the brand names "SFV" and "DDV") — SFV and DDV are trunk lines offering high levels of security and predefined bandwidths for the construction of corporate networks.

•	Ethernet products — The new Ethernet product line, including DDV-M Ethernet 100 and HSE (High Speed Ethernet), provides business customers with innovative, low-priced plug-and-play products for interconnecting customer sites in line with the worldwide Ethernet standard and with high transmission rates (up to 1,000 Mbit/sec).

•	VPN products — which connect customer sites as if they were in a private closed network. Many attractively priced or individually tailored services are possible, from standard solutions to large, individually configurable ATM or IP networks, offering high-speed transmission rates and elevated security standards.

•	Internet communications applications (marketed under the brand name "CompanyConnect") — CompanyConnect is a professional broadband Internet connection with numerous line variants, such as high availability, guaranteed bandwidth and fixed IP addresses. In addition, IP-Transit, a professional paid peering service, offers worlwide Internetconnectivity for Internet service providers. Intranet communications applications are also part of our data services.

•	TDN (installation and operation of customized voice and data communications networks for individual and business customers).

Value-Added Services

In Germany, T-Com offers a range of value-added telephone services for business and private use. These services include toll-free numbers and shared cost numbers for customer relationship management as well as directory assistance numbers and public telephones.

T-Com provides contact routing solutions, primarily to large call center operators. In the media sector, TV and radio stations use T-Com's services, such as "T-VoteCall," to enable viewers and listeners to participate actively in programs and to extend audience loyalty. T-VoteCall and the "Mass Calling Platform" are used to process a large volume of calls. In the entertainment sector, T-Com's premium rate services (0190 and 0900 exchanges) enable information and entertainment packages to be sold and billed by telephone or via the Internet.

Terminal Equipment

Through its terminal equipment business, T-Com distributes an extensive range of telecommunications equipment under its own brand. Products range from individual telephone sets and facsimile machines, targeted at individual customers, to more complex telephones, private branch exchanges (PBXs) and complex network systems (including DSL access devices), targeted at business customers.

T-Com's terminal equipment can be purchased or rented.

Other Fixed-Line Network Services

T-Com also provides installation, maintenance, hotline, customer education, software installation and network management services. Product-related maintenance service levels are offered to individual customers under the brand names "Compact-Service" and "Comfort-Service." Tailored services are available to business customers.

Broadband Cable

On March 13, 2003, T-Com sold its interest in the six remaining regional cable companies in Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomeranian, Lower Saxony/Bremen,

Berlin/Brandenburg, Rhineland-Palatinate/Saarland, Bavaria and Saxony/Saxony-Anhalt/Thuringia. In July 2003, T-Com also sold its remaining 40% interest in the regional cable company in Baden-Wuerttemberg.

Domestic Carrier Services (Wholesale Services)

T-Com's business with other telecommunications carriers is conducted through T-Com and T-Systems. Since January 1, 2002, T-Com has had business responsibility for services for domestic network operators and service providers. T-Systems has been responsible for the international carrier services business.

Wholesale Services not only provides the products and services for domestic network operators and service providers (or carriers), but also supplies — subject to regulatory constraints — Deutsche Telekom's other divisions. Wholesale services consist primarily of interconnection services for operators of fixed-line networks and mobile communications networks, carrier-specific transmission paths, access to the unbundled subscriber lines that run into an end-customer's premises (the "unbundled local loop") and IP-services, these being the transport of broadband and narrowband internet traffic to Internet service providers.

In the domestic market, the German telecommunications regulator determines the terms on which T-Com provides interconnection to competitors as well as access to the unbundled local loop so that competitors have direct access to customers. The terms for interconnecting T-Com's telephone network with the networks of other national network operators and service providers are contained in bilateral contracts. At December 31, 2003, T-Com had 93 interconnection partners; interconnection agreements existed with 61 of these partners, while in 32 cases interconnection was conducted on the basis of an interconnection order from the German telecommunications regulator.

There was slight growth in leased lines provided to other carriers. Our method of determining the number of leased lines changed within Wholesale Services during 2003. Prior to 2003, the number of leased lines was calculated in accordance with the total number of channels provided over all lines. In 2003, we began a new method of counting only the lines (products) irrespective of the number of channels. For more information, see "— Regulation — Regulation in Germany — Special Network Access and Interconnection — Fixed-Fixed Interconnection."

System Integration and Consulting

T-Lan

T-Com offers local area networking and communications services to increase planning and operation services for computer networks.

E-Business

T-Com offers e-business products to business customers. Revenues from e-business services have been increasing in recent years. T-Com offers business customers web hosting products and solutions designed to provide our customers with an Internet presence (websites) and facilitate e-business for T-Com's customers. T-Com provides the platforms and manages the software needed for integration into the relevant communications networks. The e-business products and solutions provided to T-Com's customers are modular in structure, affording flexibility and ease with respect to the incorporation of additional modules and features. We see particular potential for growth in the areas of eHealth (an introduction of patient records management in Germany in 2004), eGovernment (a solution for local and state governments targeted at public administration), and eTraffic (a solution targeted at intregrated traffic control from techonology and freight carriers).

Other Domestic Services

Publishing Services

Our business activities focus on the marketing of advertising in paper and online telephone directories and the publication and distribution of telecommunications directories in Germany in cooperation with small and medium-sized publishing companies. These products are published in a variety of media formats, including print, online and CD-ROM. We receive most of its revenues from advertisements contained in these products. In recent years, our products have been subject to increasing pressure from competitors.

Sales Channels

T-Com provides toll-free numbers where customers can obtain information and order products and services. This sales channel is mostly used by individual customers. Additionally, T-Com markets its products and services to individual and business customers through its network of "T-Punkt" retail outlets. The T-Punkt outlets offer an extensive product portfolio including T-ISDN and T-DSL business products, as well as products from T-Online and T-Mobile. Furthermore, products from leading IT manufacturers are offered. At December 31, 2003, T-Com had 412 T-Punkt outlets in Germany, of which 102 were business outlets. T-Com also markets its products and services in Germany via its website.

T-Com also serves business customers through a direct sales force. For targeted customer canvassing geared to specific business needs, business customers are assigned to three defined sales units. Within these sales units, the customer approach ranges from telephone support/canvassing (outbound/inbound) to personal calling and direct meetings with customers.

Furthermore, T-Com markets its domestic carrier services, as well as individual and business products and services to network operators and service providers (and internal divisions) through a special sales unit with six regional offices. Specific managers maintain a customer relationship with carrier customers.

In addition, T-Com offers its products and services through a broad range of sales partners.

Eastern Europe

Matáv

We hold a 59.5% equity interest in Matáv, the leading (in terms of revenues) full service telecommunications provider in Hungary. Matáv also owns Westel, a Hungarian mobile communications provider. Westel maintained its leading position in an expanding mobile market characterized by intense competition. Westel's customer base was 3.8 million subscribers at December 31, 2003, an increase of 10.8% as compared with 2002. In addition, in 2000, Matáv acquired a 51% interest in Stonebridge, a company that owns 86.5% of the Macedonian telecommunications company Makedonski Telekommunikacii (Maktel). On June 30, 2003, Matáv's share in Stonebridge was increased to 89.51%. Maktel is the sole fixed-line and the leading mobile operator in Macedonia with 0.6 million fixed-lines (including ISDN channels) and 0.5 million mobile customers.

In 2003, Matáv's fixed-line network penetration and the total number of access channels marginally declined. The total number of access channels decreased by 1.8% from 2.88 million to 2.83 million year over year due to increased competition mainly from mobile services. However, the number of ISDN channels increased to approximately 528,000, a 3.2% increase year over year. At December 31, 2003, approximately 18.6% of Matáv's total fixed lines were ISDN channels. Matáv was successful in broadband applications, with the number of installed ADSL lines growing from 34,127 in 2002 to 103,803 in 2003.

Matáv's Internet subsidiary, Axelero, maintained its leading position among ISPs in the Hungarian dial-up market with a market share of approximately 44% and almost 211,000 Internet subscribers at December 31, 2003.

Although T-Com has the power to appoint a majority of Matáv's board of directors, the Republic of Hungary retains significant influence over Matáv's activities as the holder of the Series B share, the regulator of the Hungarian telecommunications sector and Matáv's largest customer. The Series B share gives the Hungarian state certain rights exercised through the Minister of Informatics and Telecommunications. These rights include, among others, the right to nominate and have elected one member of the Management Board, one member of the Supervisory Board, and to require the Ministry's consent for certain decisions (listed in the Articles of Association) taken at the general shareholders' meeting.

Matáv's monopoly in the Hungarian market for long-distance and international telecommunications services expired at the end of 2001. Even though alternative carriers emerged,

Matáv retained its leading role in the voice services market. Matáv's data transmission services continue to be subject to strong competition since a number of Hungarian companies have set up private data transmission networks.

Slovak Telecom

In July 2000, we acquired a 51% equity interest in the state-owned Slovak Telecom, the leading full-service telecommunications service provider in Slovakia, for a purchase price of EUR 1 billion. Slovak Telecom offers local, long-distance and international fixed-line telephone services, data communications services, distribution and broadcast radio and television signals and mobile communications services via its majority-owned subsidiary, Eurotel, which is not fully consolidated within T-Com. Although, pursuant to Eurotel's Shareholders Agreement, Slovak Telecom has a 51% economic interest in the profits and net assets of Eurotel, control of Eurotel is shared between Slovak Telecom and another company (Atlantic West B.V.) and neither party has unilateral control over major decisions affecting Eurotel. Therefore, this investment is considered a joint venture.

In May 2003, the other Slovak Telecom shareholders and T-Com signed an agreement relating to further cooperation, including providing for the extension of the deadline for the fulfillment of the initial investment commitments from the year ending 2003 to the year ending 2005.

Fixed-line network penetration and the total number of access channels declined in 2003. Due to the increased competition from mobile services, the number of access channels decreased by 4.9% year over year from 1.4 million to 1.3 million at the end of 2003. While analog access lines decreased by 7.2% from 1.3 to 1.2 million, the number of ISDN channels increased by 42% to approximately 75,600 from 53,000. Since July 1, 2003, Slovak Telecom has offered broadband applications and at December 31, 2003, had installed approximately 4,200 ADSL lines.

Slovak Telecom is the leading provider of online services in Slovakia through its subsidiary, ST Online. As of December 31, 2003, ST Online had a 56.2% market share of dial-up traffic and approximately 91,620 customers, a 35.8% increase year on year.

A new Slovak Telecommunications Act based on the European regulatory framework became effective on January 1, 2004. Slovak Telecom had a 99% market share of local and national calls in 2003.We expect that Slovak Telecom will be subject to increased regulation and that revenues and market share with respect to calls and interconnection will decline significantly as a result of the new Slovak Telecommunications Act. For more information, see "— Regulation."

Hrvatski Telecom

In October 1999, T-Com acquired a 35% equity interest in the then state-owned Hrvatski Telecom, the leading (in terms of revenues) full-service telecommunications service provider in Croatia for USD 850 million. In October 2001, T-Com acquired an additional 16% interest in Hrvatski Telecom for EUR 500 million and increased its aggregate ownership to 51%.

Hrvatski Telecom operates mainly digitalized fixed-line and mobile networks. Hrvatski Telecom pursued restructuring and market repositioning projects in 2002 and 2003, including the transformation of telecommunications centers, the continuation of the outsourcing of non-core business activities and defining a "go to market" strategy in order to counter erosion of market share by competitors. The mobile business was separated out into a self-supporting wholly owned subsidiary of Hrvatski Telecom.

The number of access channels increased by 2% from approximately 1.8 million in 2002 to approximately 1.9 million in 2003 due primarily to a shift of customers from analog access to ISDN lines. HT Mobile's subscriber base increased from approximately 1.19 million in 2002 to approximately 1.34 million in 2003, with a mobile market share of approximately 52.5% in 2003, a slight increase as compared to 2002. Hrvatski Telecom's online subscribers increased to approximately 480,000 in 2003 from approximately 370,000 in 2002.

A new Telecommunications Act in Croatia based on the European regulatory framework became effective on January 1, 2003. We expect that Hrvatski Telecom's will be subject to increased regulation, which will have an adverse effect on revenues and market share. For more information, see "— Regulation."

Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the

"partners" and collectively, the "consortium") entered into an agreement dated September 2002 and last amended in November 2002 (the "operating agreement") with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The toll collection system is to be created and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Additionally, certain of our divisions may act as sub-contractors of services to Toll Collect. We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, have, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the consortium, or Toll Collect (provided it joins as a party to the operating agreement) has become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter until the toll collection system is operational.

Specific circumstances may entitle the parties to terminate the operating agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the operating agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect. On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. While the notice of termination has not been formally retracted, on February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project on the basic terms described in "Item 5. Operating and Financial Review and Prospectus — Liquidity and Capital Resources — Guarantees and Commitments."

Toll Collect and the consortium are currently in discussions with the Federal Ministry of Transport to implement the agreement reached on February 29, 2004.

For information relating to possible arbitration proceedings with the Federal Republic, see "Item 8. Financial Information — Litigation — Other Proceedings."

Seasonality

The business of the T-Com division is not materially affected by seasonal variations.

Suppliers

The principal types of equipment purchased by the T-Com division are network components such as switching systems, transmission systems, access network components and customer premises equipment, such as telephones and fax machines, T-DSL modems and similar items. Although we do not believe that T-Com is dependent on any single supplier, due to the multiple supplier strategy that we have implemented, there may be occasions when a particular product from a particular supplier is delayed or back-ordered. Major suppliers of T-Com are Alcatel SEL AG, Cisco Systems International B.V., Corning Cable Systems GmbH & Co. KG, ECI Telecom GmbH, Lucent Technologies Network Systems GmbH and Siemens AG.

Dependence on Patents, Licenses, Customers, Industrial, Commercial or Financial Contracts

We do not believe that T-Com is dependent on any patent or other intellectual property right. For a description of patent infringement litigation that is relevant for T-Com's business relating to ATM technology, see "Item 8. Financial Information — Litigation — Other Proceedings." We do not believe that T-Com is dependent on any individual third party customer, or on any industrial, commercial or financial contract.

Similar to other fixed-line operators, T-Com is dependent on telecommunications licenses from the governments of the countries in which it operates. For more information, see "— Regulation."

Competition

Fixed-Line Network Voice Telephony and Local Access

Since the full liberalization of the German telecommunications market in January 1998, we have faced intense competition, based primarily on price, in the market for fixed-line network voice telephony. During the last three years, the competition has intensified, particularly in the local and broadband markets.

Effect of Regulatory Decisions

In the market for international and domestic long-distance calling services, the level of competition is influenced by the fact that we are required to permit other telecommunications companies to interconnect with our fixed-line network at rates that are set by the German telecommunications regulator. As a result, decisions of the German telecommunications regulator regarding the maximum rate that we are permitted to charge for interconnection have a very significant impact on the level of competition in the market for fixed-line network voice telephony. When the maximum permitted interconnection rate is below the price charged by us for calling services, competitors can interconnect with fixed-line network and offer calling services for a lower price, forcing us to lower our prices for calling services or to lose market share or both. The price structure for interconnection rates particularly benefits those competitors that have not made substantial investments in their own infrastructure. As a result of several decisions of the German telecommunications regulator between 1998 and 2003 that reduced the maximum permitted interconnection rate, we reduced our tariffs substantially from 1998 on, particularly in the areas of international and domestic long-distance calls. After large-scale price reductions in the standard rate at the start of 1999, we introduced optional tariffs that enable the customer to make inexpensive local, regional and international calls for a monthly fee. In 2003, we further reduced our prices of city calls as a result of mandatory (regulatory) price-cap targets. T-Com's fixed-line network market share as measured by call time in minutes declined from approximately 67.2% in 2001 to 61.2% in 2002, and continued to fall to 57.6% in 2003.

Future decisions of the German telecommunications regulator could require us to lower our prices further, cause us to lose additional market share, or both. The German telecommunications regulator has issued a decision that reduced the permitted fixed-fixed interconnection rate by an average of approximately 14% in 2002 and by an additional average of 9.5% in 2003. A reduction in interconnection rates means more advantageous advance payment costs for competitors and thus the opportunity to reduce end user prices or to increase their margins. Some competitors have used the reduction to increase their own margins on calls, and other competitors have passed these reductions on to end users. As part of the current price cap regime (2002–2004), we will again be required to reduce charges for long distance calls. In order to meet requirements of the EU Commission relating to an alleged unfair pricing practice in connection with the provision of local access to our fixed-line telecommunications network, we requested that the German telecommunications regulator approve a modification of the price cap regime that would allow us to increase the monthly fee for basic charges for analog access. On July 28, 2003 the regulator approved our application. For further information regarding actions of the German telecommunications regulator and the new price cap, see "— Regulation."

Regulatory decisions also play a critical role in the level of competition in the markets for regional and local calls and for local access. We are required by law to rent subscriber access lines to competitors at prices determined by the German telecommunications regulator. We are required to permit "line sharing," which means renting to a competitor only that portion of the subscriber access line that is required for high-bandwidth services, such as high-speed Internet access. As a result of a decision by the German telecommunications regulator, we are also required to offer local access and local call minutes to competitors at wholesale prices for purposes of resale. In addition, we were implemented local carrier selection alternatives for our customers commencing on April 25, 2003, as well as preselection of local call carriers by our customers beginning from July 9, 2003. For further information in this regard, see "— Regulation — Regulation in Germany — Special Network Access and Interconnection — Fixed-Fixed Interconnection."

Further regulatory initiatives in Germany or the European Union aimed at increasing competition in the markets for local calls and for access may be expected in the coming years, which may have an adverse impact on our operations and our competitive position. For further information on these regulatory requirements and initiatives, see "— Regulation."

Effect of Investments by Other Companies

We also face significant competition in the markets for international and domestic long-distance calls, regional calls and access lines from competitors that have made investments in their own infrastructure, such as Arcor AG & Co., Colt Telecom Group Plc., MCI Worldcom Inc. and BT Group Plc. In addition, national network operators, such as Arcor AG & Co., and local network operators, such as HanseNet Telekommunikation GmbH, KomTel GmbH and NetCologne Gesellschaft fuer Telekommunikation mbH, have made substantial investments in local network infrastructure and compete with us in major urban centers throughout Germany. Furthermore, as prices for mobile telephony decline, our local and other calling services, as well as access services, face increasing competition from mobile telephone operators. Additionally, as alternative technologies, such as voice-over-IP and use of the Internet, gain market acceptance, our fixed-line network telephone usage may be adversely affected.

Other Fields of Business Activity.

Although we do not manufacture our own equipment, we do resell telecommunications equipment under our own label that has been manufactured for us. The terminal equipment sector has been open to full competition since 1990 and is characterized by falling prices, low margins, rapid technological innovation and intense competition. The basis for competition in this field is primarily price. T-Com's most significant competitors in this area are Siemens AG, Alcatel S. A., Philips Electronics N. V. and Tenovis GmbH & Co. KG (formerly Bosch Telecom GmbH/Telenorma AG). Most of these competitors are also suppliers to T-Com.

T-Systems

T-Systems International GmbH provides information and communication technology (ICT) services worldwide to large German and international accounts, non-profit organizations and governmental agencies. T-Systems commenced operations under its reorganized structure in 2000 by combining a number of Deutsche Telekom business units, including debis Systemhaus (50.1% of which was acquired in October 2000 and the remaining 49.9% was acquired in the first quarter of 2002).

During 2003, T-Systems continued its strategy of divesting non-core businesses, including TeleCash Kommunikations-Service GmbH, T-Systems SIRIS S.A.S., T-Systems MultiLink SA and T-Systems Card Services AG. For further information, see "Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems."

Principal Activities

T-Systems' ICT services and solutions are targeted primarily at large national and international corporations. The servicing of major national and international accounts also benefits other divisions of the Deutsche Telekom group with respect to the provision of additional services to these customers. In this way, T-Systems plays a key strategic role within the Deutsche Telekom group.

T-Systems uses advanced information technology and telecommunications expertise to supply the required ICT infrastructure to its customers, to provide tailored ICT solutions and, if required, to take over complete business processes based on these solutions. T-Systems provides support for customers through its global telecommunications network in more than twenty countries.

T-Systems' international business units support many German-based multinational customers as well as customers headquartered outside of Germany. Although the majority of T-Systems' customers are headquartered in Germany, as of December 31, 2003, roughly one quarter of T-Systems' 40,833 employees are based outside of Germany. T-Systems' primary markets are in Western Europe, North America and Asia. In 2003, German-based operations contributed approximately 73% of total revenues. For the year ended December 31, 2003, the telecommunications (TC) services group contributed approximately 47.4% of T-Systems' total revenues and the information technology (IT)

services group contributed approximately 52.6% of T-Systems' total revenues. Total revenues include inter-segment revenues from other Deutsche Telekom divisions and affiliates. For more information, see "Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems."

Business Model

In 2003, T-Systems established and implemented a strategic program referred to as "Focus & Execution." Through this program, T-Systems focused on both its structure and its go-to-market model in four industry sectors or Industry Lines (ILs). T-Systems combines competencies in the ILs: Telecommunications, Services & Finance, Public & Healthcare and Manufacturing.

Sales and service teams assigned to these ILs are responsible for supporting high-revenue customers, focusing on key account management, and ensuring that customers receive ICT services that are oriented to their specific industry-sector requirements. Innovative solutions form the basis for long-term business relationships with these customers, not only for T-Systems but for the entire Deutsche Telekom group. All other customers, who for the most part use disparate as well as combined T-Systems services, are maintained by sales and service teams assigned by Service Lines (SLs).

T-Systems' Service Lines include International Carrier Sales & Solutions, Network Services, Computing and Desktop Services and Systems Integration. These Service Line teams have the ICT expertise to develop top-quality solutions for both the customers they service directly, as well as to the Industry Lines' key accounts. The following graphic illustrates this new business model.

Another important component of the strategic program is the establishment of Strategic Project Acquisition Teams (S-PAT), responsible for winning large orders. These project groups possess all the skills needed to win large orders in the national and international markets.

Additionally, T-Systems restructured its service offering in the fourth quarter of 2003. This new portfolio addresses three increasing value-added levels:

•	ICT Infrastructure Management: customers receive tailored and cost-optimized services through flexible management of ICT infrastructures, such as complete management of SAP applications, including operating and maintaining mainframe computers and desktop systems.

•	Business Solution Design & Implementation: Customers are provided with complete ICT solutions for their business processes. These applications contribute to optimizing their specific processes and raising their value added, such as providing turnkey applications and systems that permit efficient operation and oversight of entire supply chains (supply chain management) for the automotive industry.

•	Business Process Management: T-Systems assumes responsibility for customers' complete process chains, enabling them to concentrate on their core business while at the same time benefiting from improved processes and cost optimization. For example, complete responsibility for management and operation of invoicing and payroll accounting functions on behalf of a customer, including equipment and personnel.

These value-added levels or Focus Solutions are the primary drivers of the T-Systems solutions portfolio. They offer customers a high degree of flexibility and enable them to concentrate on their core business. Thus they contribute significantly to a customer's success.

Also in 2003, T-Systems' decided to align international expansion more closely to providing services to globally active customers. The focus is not on global physical presence, but on global reach and deliverability. T-Systems provides this through international account management in each of the Industry Lines and Service Lines.

Telecommunications Services (TC)

Telecommunications Services encompass a global network infrastructure for voice and data communications and a range of related solutions and consulting services, including "Network Services" (NWS), which consists of "Hosting and ASP Services" (H&ASP), "Global Synergy, Strategy and Solutions" (GSSS) and "Media and Broadcast" (MB). Telecommunications services also include "International Carrier Sales and Solutions" (ICSS) and "Global Network Factory" (GNF).

The Deutsche Telekom group (other than T-Systems) accounted for approximately 18.3% of the total revenues of the TC services area in 2003 and 25.7% in 2002. For further information, see "Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems."

Network Services (NWS)

The Service Line, Network Services, is responsible for the installation and operation of customized voice and data communications networks for T-Systems' customers, including large corporate accounts, non-profit organizations and governmental agencies. NWS provides fast, secure and reliable communications solutions for customers worldwide, with a special focus on Western Europe and North America.

The services offered by NWS include the IP/VPN (Internet Protocol-based Virtual Private Networks) and voice VPN solutions combined with hosted services such as:

•	"Global Frame Relay/Global ATM" – a high-speed communications technology that provides businesses with a cost-effective, flexible way to connect local area networks, system network architecture, voice and Internet protocol-based applications.

•	"Global Business Link" – an international private leased circuit ("private" = point to point connection for retail customers at the customer location) service with a bandwidth range from 64/56 Kbps to 622 Mbps that provides high-speed, high-quality leased-line connectivity between two endpoints.

•	"IntraSelect MPLS" (Multi Protocol Label Switching) – a virtual private network (VPN) solution for any-to-any connectivity (each location in a network can communicate with the other), Internet access, dedicated firewall services, encryption services and remote dial-in services with standardization class of services (class of services = differentiated quality parameters for different applications, such as voice, data and multimedia) backed up with cross services level agreements (connectivity, IP access, firewall, etc.)

•	"Global Internet" – Internet connectivity at a range of access speeds which complements the "IntraSelect MPLS" service by extending it to provide public Internet services, such as e-mail and file-transfer, together with private Intranet services within a VPN.

NWS also offers a broad range of services, including customized voice communication networks and complex call center solutions that assist customers with management of their incoming calls, faxes and e-mails.

Contracts relating to NWS have an average duration of approximately three years. Voice services provided are billed on a per minute basis, while data services are billed in terms of bandwidth provided per month.

Hosting and ASP Services (H&ASP)

Hosting and ASP Services (H&ASP) enable customers to employ Internet technologies in their businesses. H&ASP services provide the underlying infrastructure that enables a customer's business to operate more efficiently and seamlessly.

The H&ASP services group arranges (or "hosts") the Internet presence of customers by providing a reliable connection to T-Systems' network and manages the customer's website. In addition, H&ASP services provide the software necessary to maintain a reliable Internet connection.

The collaborative services provided by the H&ASP group also enable electronic marketplaces and portals to conduct business transactions electronically, either within a single industry or between enterprises from different industries. With these electronic marketplaces and portals, customers can enhance their relationships with suppliers ("supply chain management") or with their customers ("customer relationship management").

T-Systems is one of the market leaders in Germany for hosted solutions. Internationally, T-Systems has expanded its footprint for hosted solutions to Austria, Switzerland and Spain. In 2004, T-Systems will introduce its hosting solutions products and services to the North American market.

In Germany, T-Systems' H&ASP services are also marketed by the T-Com division to business customers not directly addressed by T-Systems. Outside Germany, these services are also marketed through arrangements with third parties.

Contracts involving H&ASP services have an average duration of approximately three years.

Global Synergy, Strategy and Solutions (GSSS)

In January 2003, T-Systems established the Global Synergy, Strategy and Solutions (GSSS) unit, which is responsible for the growing and innovative business of telecommunications outsourcing. Since July 2003, GSSS is also responsible for indirect sales of retail telecommunications products through reselling arrangements with other telecommunications operators.

The GSSS mission is to leverage T-Systems to become the leading global telecommunications outsourcing partner and synergy provider.

In furtherance of its mission, the GSSS team is responsible for obtaining and managing outsourcing (transfer of operation of networks and network services to T-Systems) and outtasking (transfer of business functions such as international traffic routing to T-Systems) arrangements with telecommunications operators. GSSS also manages the implementation of these agreements and provides partner sales management and sales support.

Benefits to customers of outsourcing and out-tasking include a reduction in capital expenditures (i.e., decreased investment in infrastructure) and a reduction in operating expenses (i.e., decreased personnel maintenance and network costs). T-Systems benefits through increased utilization rates (scale effects) of existing capacity and equipment and improved coverage of the global network.

Additionally, GSSS contracts and manages the relationship with telecommunications operators relating to the resale of T-Systems' retail telecommunication products and services. Through this arrangement, telecommunications operators and system integrators can offer many more products and services to their customer base and expand their reach by leveraging T-Systems' global operations. This indirect sales channel is a strategic complement to T-Systems' international direct sales force and strengthens the relationship with outsourcing and outtasking customers.

Media and Broadcast (MB)

In Europe, T-Systems is one of the largest service-providers of broadcast services, including analog and digital terrestrial broadcasting, satellite broadcasting and innovative digital applications. As of December 31, 2003, the broadcast network of T-Systems in Germany included more than 8,000 analog television and radio transmitters and 97 digital television and radio transmitters. T-Systems has expertise in providing systems equipment technology and digital radio transmitters.

Media and Broadcast provides services, such as broadcast contribution networks, distribution networks and studio and production solutions, to public broadcasters and private companies that provide content for broadcast media, including traditional (analog and digital) terrestrial broadcasting, satellite broadcasting and innovative digital applications. Media and Broadcast also provides services relating to planning, building and operating multi-media platforms for customers. In order to provide optimal service and retain customers, Media and Broadcast emphasizes the maintenance of a dedicated service and sales staff.

T-Systems' Media and Broadcast customers consist of public and private broadcast companies in Germany, as well as television production companies and international audio broadcasters. Customers pay for media and broadcast services corresponding to the use of the services offered. Most contracts have an average duration of four to six years.

International Carrier Sales and Solutions (ICSS)

ICSS provides wholesale customers – typically other fixed-line and mobile carriers as well as Internet service providers (ISPs) – with direct access to T-Systems' international telecommunications networks, including those networks that are leased from other carriers. During 2003, ICSS managed total worldwide voice traffic of more than 14 billion minutes. In addition, ICSS provides innovative solutions based on IP. For example, IP Transit provides the customer with a transport medium for worldwide access to Internet content, and Carrier Managed Network Solutions provides voice and wireless access to telecommunications carriers (including former incumbent or dominant regional/national carriers, emerging regional and long-distance carriers, Internet service providers and mobile carriers).

Competitive rates and individual leases allow ICSS to provide customized solutions targeted to individual carriers' needs. The primary responsibility of ICSS is its bilateral business, where T-Systems and another carrier agree to terminate international voice traffic into Germany on Deutsche Telekom's network and to purchase termination arrangements of outgoing traffic to international destinations from these same carriers. ICSS also provides carrier termination and transit services to other fixed-line and mobile carriers for calls that originate outside Germany and are routed through T-Systems International's networks for termination in Germany or a third country. ICSS purchases termination services from foreign carriers for termination of T-Systems' outbound international traffic. ICSS offers international carriers wholesale solutions via T-Systems International's networks. These solutions are offered to fixed and mobile carriers, ISPs, ASPs (Application Service Providers), content providers and cable TV operators. In 2003, ICSS had arrangements with approximately 900 major international carrier customers in 192 countries.

Supporting this range of solutions and services is a modern network infrastructure that connects major international business centers over a fiber optic network (more than 150,000 kilometers) worldwide. Network operators can access T-Systems' global backbone network from all over the world. As T-Systems continues to build its international network infrastructure, ICSS will be able to offer expanding global network coverage.

Global Network Factory (GNF)

The Global Network Factory unit (GNF) plans, builds and operates the global telecommunications platforms of T-Systems and the national and international corporate networks of many of our customers. Through T-Systems' global network platform and through the operation of our customers' networks, the GNF unit is responsible for providing equipment and services relating to the planning, implementation and operation of telecommunications networks and other related telecommunications services. For further information about the GNF unit, see "— Description of Property, Plant and Equipment — Cable and Satellite Transmission Infrastructure."

Information Technology Services (IT)

The information technology (IT) services group has broad expertise relating to computer software and hardware and information technology systems solutions. The IT group provides information technology services, including both Systems Integration (SI), including consulting services, and Computing and Desktop Services (CDS), to large and multinational enterprises. CDS encompasses three delivery units, called "factories" — the "Global Computing Factory" (GCF), the "Global Desktop Operations" (GDO) and the "Product Supply Center" (PSC).

In 2003, other divisions of the Deutsche Telekom group accounted for approximately 45.0% of total revenues of the IT services group as compared to 41.4% in 2002. For further information, see "Item 5. Operating and Financial Review and Prospects — Segment Analysis — T-Systems."

Systems Integration and Consulting (SI)

The Service Line, Systems Integration (SI), which includes consulting services, provides customers with consulting, implementation and applications support relating to systems solutions in the areas of information and communications technology (ICT). SI develops software solutions customized for the needs of individual customers and integrates those solutions into the customer's ICT infrastructure. Examples of the services offered include security solutions, migration services, application management, software development, as well as solutions that assist users in managing their business processes (e.g., supply chain management solutions that enable businesses to use ICT to organize and optimize their relationships with suppliers).

In cooperation with other Service Lines, SI supports T-Systems' "Plan-Build-Run" process. This process covers with individually tailored end-to-end solutions the entire value chain from strategic business consulting ("Plan") to systems development and implementation ("Build"), right through to the on-going management of entire application and network systems ("Run"). "Plan-Build-Run" means a turn-key solution for the customer's planning, construction and operating ICT needs on a global basis. Based on cutting-edge project-management methods, projects of any size and level of complexity can be managed successfully.

In order to improve its ability to service customers' core processes and secondary business processes such as billing, SI has recently consolidated its 22 business units in Germany. These consist of technology and software development centers, as well as branch offices. SI will continue reorganizing its structures and process model in 2004.

Contracts involving SI services have an average duration of approximately one year and are charged on the basis of hourly rates or a fixed payment agreed upon in advance.

Through its wholly-owned subsidiary, Detecon International GmbH, T-Systems also offers customers comprehensive management consulting services. This unit focuses on providing services to the telecommunications markets worldwide and related sectors such as media, regulation and suppliers. Detecon provides services to software and hardware suppliers of telecommunication systems and to the fixed and mobile carriers that use such systems.

Computing and Desktop Services (CDS)

CDS is responsible for the operation of complete or partial customer IT infrastructures. Externally, CDS consists of two service lines, Computing Services (CS) and Desktop Services (DS). However, internally, both service lines are managed as one due to the overlap and bundling of services provided by these two service lines. CDS manages centralized and distributed information systems, infrastructure components, applications and business software solutions.

CDS is represented in a considerable number of locations throughout Germany and throughout the world. It has a total of about 17,000 employees, approximately two-thirds of whom are based in Germany. It is organized centrally and consists of five customer service units that are organized around industry sectors and regions and the three delivery units – GCF, being the CS delivery unit, and GDO and PSC, being the DS delivery units.

Computing Services (CS)

The IT unit provides our customers with the ability to outsource their entire information technology operations. The services offered include the operation of data centers, applications management, user support and network management. CS can also facilitate the transfer of information technology assets and personnel from the customer to T-Systems. The primary goal for such outsourcing of complete IT solutions and data centers to T-Systems is the creation of a competitive advantage for customers. Services offered by CS also include the installation, operation and administration of central computer systems (mainframes), open computer systems (UNIX, Windows NT) including billing-services, data center infrastructure services and business applications on behalf of the customers.

Generally, contracts involving computing services have an average duration of four years or more. Customers pay for computing services based on contractually agreed service levels. These agreements describe the quantity and quality of services to be provided (for example, 99.9% reliability) and the extent of services to be provided. Customer contracts are serviced by customer service units.

Desktop Services (DS)

The Service Line, Desktop Services, provides the services of its delivery units, GDO and PSC, to T-Systems' customers. These services include development and implementation of complete office systems solutions for customers with wide-ranging responsibility for the IT infrastructure. Other core competencies are office systems solutions, including desktop operations, call center and help-desk services, as well as the operation of computing services infrastructures, consulting and IT design. These services may include sales or leasing contracts of desktop computer hardware produced by third parties.

In general, desktop services contracts have an average duration of two years. Customers pay for desktop services based on contractually agreed service level agreements. These agreements describe quantities of goods (i.e., the number of computers leased and maintained) as well as customer-specific availability and quality requirements for the services provided.

Global Computing Factory (GCF)

T-Systems operates a very large computer network, called the "Global Computing Factory," as a platform for the information technology services offered to customers. The primary responsibilities of the GCF include the operation of mainframe computers, open system servers and storage arrays for outsourcing projects, including operating systems, database software, data communication software, systems automation. The Global Computing Factory provides the personnel, servers and infrastructure necessary to operate the information technology resources of its customers. For further information about the Global Computing Factory, see "— Description of Property, Plant and Equipment — Global Computing Factory."

Global Desktop Operations (GDO)

The business mandate and objective of GDO is to provide desktop services that are cost-effective and meet market demands primarily for large customers and nationwide orders. Services provided by GDO cover the entire life-cycle of the workstations provided to the customer. GDO ensures the proper operation of the workstations and services hardware and software products. More than 300,000 workstations in Germany are serviced by GDO.

GDO is responsible for providing help-desk services primarily through a services office platform and call center platform management (CCPM). The services office platform supports one of the largest and most sophisticated Microsoft exchange applications worldwide with more than 230,000 mailboxes and file, fax and SMS services. CCPM includes services that are required for the smooth operation of a call center platform. In addition to constantly monitoring essential components, GDO provides all operating and support relating to help-desk services.

Product Supply Center (PSC)

Desktop Services also provides Product Supply, Product Life Cycle and E-Supply services through its Product Supply Center. PSC is the central IT hardware purchasing unit for customers and also for divisions and affiliates within our group. PSC is responsible for the logistics of delivery of products (product supply) and for the transportation of desktop hardware and software from the supplier to the customer (product life cycle). In this way, PSC is able to achieve significant efficiencies and cost savings with regard to product purchasing.

To minimize supply chain costs, PSC provides an electronic link between customers and suppliers so that orders can be routed directly to the manufacturer or dealer (E-Supply), thereby reducing manual work and improving efficiency as well as enhancing error prevention.

Principal Markets

T-Systems' business model is primarily focused on large business customers, German and non-German multinational corporations, and international telecommunication carriers and broadcasters (including companies that provide content for broadcast media). During 2003, T-Systems provided services to more than 1,500 large business customers (and approximately 10,000 subsidiaries of such customers) in Germany. T-Systems services customers according to T-Systems' Industry Lines: manufacturing, public and healthcare, services and finance and telecommunications. Most of these customers are German or European-based with operations in various countries around the world.

•	Manufacturing — includes manufacturers of automobiles, aircraft, electronics and manufacturers of component parts used by other manufacturers. T-Systems provides electronic supply chain management, product life cycle management and information technology outsourcing services.

•	Public and Healthcare — includes government agencies, state pension funds, the armed forces of the Federal Republic of Germany, research and teaching institutions, as well as international organizations. T-Systems enables public entities (e.g., Federal Ministries and state agencies) to establish innovative business processes, such as services to individuals through the Internet and the management of data and voice networks.

•	Services and Finance — includes banks and insurance companies as well as services business such as wholesale distribution, air transport, rail transport, logistics and retail industry. T-Systems develops a variety of solutions, including sales support systems for banking and insurance companies, electronic banking solutions, billing solutions, shops for direct sales via the Internet, Internet-based reservation and booking systems and data management systems.

•	Telecommunications — includes other network operators and companies offering fixed-line, mobile and Internet telecommunications services. T-Systems provides, among other services, customer relationship management systems, customer care and call center systems and billing systems.

Seasonality

The revenues of the T-Systems division are not materially affected by seasonal variations. However, T-Systems' revenues may be subject to quarterly fluctuations depending upon sales cycles (currently ranging between six and eighteen months) and purchasing patterns and resources of customers, which are subject to general economic conditions and are difficult to predict. Accordingly, revenues received in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

Suppliers

The principal goods and services purchased by the T-Systems division are computer hardware for client servers and mainframes, computer standard and applications software, network capacity and network services, telecommunications network components and IT consulting services. T-Systems manages, on behalf of customers, the risk in the supplier relationship as well as quality and cost considerations. We do not believe that T-Systems is dependent on any single supplier.

Dependence on Intellectual Property

T-Systems does not believe that it is dependent on any individual patents, licenses or industrial, commercial or financial contracts. However, T-Systems is subject to third party software licenses in connection with the services provided to customers. Any breach, violation or misuse of any of such third party software licenses could result in additional costs with respect to the particular project that is the subject of such licenses.

Dependence on Material Contracts

T-Systems aims to become less dependent on internal customers and to improve its market position with external customers. In 2003, other operating divisions of Deutsche Telekom (primarily T-Com and T-Mobile) accounted for approximately 32% of total revenues of T-Systems. No other customer accounted for a significant portion of T-Systems' total revenues in 2003.

Competition

T-Systems operates in markets that are subject to intense competitive pressures. T-Systems faces a significant number of competitors, ranging from large IT and telecommunications providers to an increasing number of relatively small, rapidly growing and highly specialized organizations. T-Systems believes that its combination of service, performance, quality, reliability and price are important factors in maintaining its strong competitive position.

The principal competitors of T-Systems in the telecommunications area include AT&T, MCI, France Telecom/ Equant, British Telecom, Cable & Wireless and Colt. The principal competitors of T-Systems in the information technology area include IBM Global Services, EDS, CSC, Cap Gemini Ernst & Young and Siemens Business Services (Siemens SBS).

T-Systems holds different market positions in different regions of the world. In Germany, T-Systems is the market leader in the IT and TC areas. In Western Europe, T-Systems is one of the five largest vendors, together with IBM Global Services, EDS and Siemens SBS in IT, and with BT Global Services, FT/ Equant and Telefonica in the telecommunication industry. Globally, T-Systems ranks among the top ten IT and TC companies. IT competitors include IBM, EDS, CSC, Cap Gemini Ernst & Young and Siemens SBS. In the TC area, T-Systems competes with AT&T, MCI, NTT, FT/ Equant and BT-Global Services.

Competition in the telecommunications area (including IP services, network services, voice and data communications) is very intense. The competitive landscape in 2003 was characterized by suppliers attempting to reduce their indebtedness and increase profitability by a strategic refocusing and concentrating on their core businesses, increased efficiency and processes. In the marketplace, customers view financial stability as important criteria for choosing a supplier. In addition to the concentration on core businesses, all global competitors, including T-Systems, developed a portfolio of IP-based (Internet Protocol) business solutions on a quality-of-service platform (IP-MPLS). The IP-based solutions are more efficient and cost-effective and provide a high level of flexibility.

In the information technology area, competition is intense and the current market is characterized by strong pricing pressures, reduced IT budgets of customers and an extension of customers' sales cycles. As a result of these competitive pressures, many companies, including T-Systems, are attempting to maintain or expand market share through improved productivity, cost-cutting and efficiency measures, reliance on IT expertise and maintenance of existing customer relationships. This situation has also led to consolidation of the IT sector, which is expected to continue for the foreseeable future. T-Systems believes, based in part on independent market analyst reports, that global IT services markets during 2004 will recover slowly with higher market growth rates thereafter. However, T-Systems believes that markets will not achieve growth rates of the past and that competition will remain intense.

Like many of its competitors, T-Systems provides outsourcing services to large enterprises and therefore must allocate significant resources to projects for these customers. Although the allocation of resources in this way has not adversely affected T-Systems' business in the past, it is possible that intensified competitive and cost reduction pressures may result in reduced profit margins and/or loss of market opportunities.

T-Systems believes that it can compete effectively, largely due to its strategy of providing comprehensive solutions (planning, building and operating) to its customers' needs across a broad spectrum of IT and telecommunications activities. T-Systems believes that through its focus on solutions with higher margin potential and in which the company has substantial industry specific expertise, it can respond to customers' requirements acting as a telecommunications and information technology partner able to support customers in the most effective and efficient manner possible.

T-Mobile

Principal Activities

The principal services offered by the T-Mobile division are digital mobile telephony services based on the mobile telecommunications technology known as GSM (or Global System for Mobile Communications) and non-voice services such as SMS (Short Message Services), MMS (Multimedia Messaging Services) and other data services to residential and business subscribers based on CSD (Circuit Switched Data) or GPRS (General Packet Radio Service) technologies. T-Mobile also operates "HotSpots" (wireless local area networks or W-LAN) which can be used currently by customers in more than 4,500 public locations in Germany, Austria, the Czech Republic, the United Kingdom, the Netherlands and the United States.

Our T-Mobile division offers international roaming services for GSM and GPRS to subscribers through a large number of international roaming agreements with third-party operators, so that subscribers can access mobile services while they are outside their home network service area. The T-Mobile division also sells mobile handsets to subscribers in conjunction with its service offerings.

Mobile voice and data services are offered both on a prepay basis and on a contract basis. Subscribers purchase contract services on the basis of fixed monthly fees and pay time-based airtime, or per message, fees. Some contract service offerings include a limited amount of airtime, data volume or messages in the monthly fee. Prepay services are purchased on the basis of monetary increments that are recorded on the subscribers' cards and then deducted based on airtime or messaging usage fees as the cards are used. W-LAN services are sold on both a monthly subscription basis and on various usage based plans.

Usage fees can vary according to the tarif plan selected by the customer, the day and time of day when a call is made, the destination of the call, the location where the call originates and, in some cases, other provisions applicable to the tariff plan and whether the called party is also a customer of the same network.

Global Branding, Integration and Alliances

Following the introduction of the T-Mobile brand across international markets in 2002 and 2003, the key focus for 2003 has been to achieve a strong and uniform brand positioning and customer experience in all of the markets where T-Mobile has a majority shareholding.

T-Mobile is implementing a strategy intended to make its national operations function more like a single integrated business across borders. We call this the "One Company Strategy." In addition to rebranding the division's majority-owned mobile telecommunications subsidiaries with the T-Mobile brand, we have developed a functionally integrated business organization in Europe that features a single shared approach to marketing, technology and network, and sales and service.

In July 2003, T-Mobile entered into an alliance with Telefonica Moviles, Telecom Italia Mobile (TIM) and Orange S.A. The alliance came into effect with the establishment of an association as legal entity in the Netherlands in December 2003. It is open to other mobile communication companies. The alliance aims to make mobile services more widely available and seamless in all countries in which the alliance members operate. Alliance members seek to cooperate in several key areas, including the development of joint services relating to roaming, voice, data and the development and purchasing of handsets. Initial products of the alliance include seamless services across markets like GPRS, Virtual Direct Interconnect and MMS, and the alliance focuses on multi-national customers across Europe.

New Services

T-Mobile launched its mobile data services across our European markets and in the United States between 2000 and 2003. In April 2003, T-Mobile's mobile multimedia services, such as surfing, messaging, and downloads, were bundled and branded as "t-zones." Messaging (SMS and MMS), Internet browsing and downloads are the main portion of mobile data services.

SMS is still the most widely used data service with 22 billion SMS sent worldwide in 2003. Within the t-zones, the entertainment channels (t-news, t-sport, t-games, t-movies and t-music) are the most frequented zones and account for over 70% of the t-zone traffic across all European markets.

Mobile data services can be used through handsets using GSM/GPRS and in the future also Universal Mobile Telecommunications System or "UMTS." T-Mobile, as an international network operator, has various technologies in place that all support the network evolution. We aim to provide mobile broadband access across these and other relevant technologies. In the United States, the company is upgrading its network with Enhanced Data Rates for Global Evolution (with EDGE) capabilities. In addition, T-Mobile uses W-LAN to offer mobile data services.

T-Mobile has made substantial investments in the next generation mobile communications standard known as UMTS. T-Mobile invested EUR 8.5 billion in UMTS licenses in Germany, EUR 171 million in Austria, EUR 395 million in the Netherlands, EUR 6.6 billion in the United Kingdom and EUR 103 million in the Czech Republic. These investments in licenses do not include the costs of UMTS network build-out in these countries. Through 2003, T-Mobile has invested over EUR 300 million in UMTS networks. We expect to invest amounts in excess of our 2003 investments during each of the next three years. The investments should enable us to meet the minimum coverage requirements established under our UMTS licenses. To reduce costs and increase efficiency, T-Mobile has entered into network sharing agreements with other operators.

T-Mobile has met or exceeded all regulatory requirements with respect to its UMTS licences in the United Kingdom, Germany and Austria. Regarding regulatory approval and for further details with respect to roll-out requirements and network sharing, please see "— Regulation." For information regarding tax refund proceedings relating to the purchase of UMTS licenses, see "Item 8. Financial Information — Litigation — Other Proceedings."

Principal Markets

The T-Mobile division's principal markets include Germany, the United States, the United Kingdom, Austria, the Czech Republic, the Netherlands, Poland and Russia.

T-Mobile Deutschland and our other mobile communications subsidiaries count contract customers as subscribers for the length of their contracts and count prepay customers as subscribers as long as they continue to use our service and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this time, or in the case of payment default or voluntary disconnection, the subscribers are canceled or "churned." The churn rate for any given period represents the number of subscribers whose service was discontinued during that period, expressed as a percentage of the average number of subscribers during that period, based on beginning and period-end figures. Our competitors may calculate their churn rates using methods different from ours. In addition, because we use different calculation methodologies in different jurisdictions, our own churn figures are not comparable across all national operations.

Germany

Through T-Mobile Deutschland, we offer mobile communications services to individual and business subscribers in Germany. At December 31, 2003, T-Mobile Deutschland had approximately 26.3 million subscribers as compared to approximately 24.6 million subscribers at December 31, 2002. Of the total subscribers at December 31, 2003, approximately 12.6 million were contract subscribers, as compared to approximately 11.5 million at December 31, 2002. T-Mobile Deutschland had approximately 13.8 million prepay subscribers at December 31, 2003, as compared to approximately 13.1 million at December 31, 2002.

T-Mobile Deutschland's average churn rate for 2003 was 1.4% per month compared to 1.5% per month in 2002. In 2003 for the first time, the average prepay churn rate did not exceed the average contract churn rate. This is mainly due to the fact that, after years of fast prepay growth, the portfolio of prepay subscribers has become more stable.

Generally, a prepay customer in Germany is churned after a period of 15 months if the customer has neither originated nor received a data or voice communication in that period.

North America

In May 2001, we acquired all of the outstanding equity securities of VoiceStream Wireless Corporation and of Powertel, Inc., two formerly independent U.S. mobile operators, in exchange for an amount of our shares having a market value on the acquisition date of EUR 28.7 billion plus EUR 4.9 billion in cash. As of May 31, 2001, these companies became fully consolidated within the T-Mobile division. VoiceStream Wireless Corporation was renamed T-Mobile USA, Inc. in August 2002. Shortly thereafter, both T-Mobile USA and Powertel began marketing their services under the T-Mobile brand. On December 31, 2003, Powertel, Inc., became a wholly owned subsidiary of T-Mobile USA, Inc. As used in this Annual Report, T-Mobile USA refers to both T-Mobile USA, Inc. and Powertel, Inc.

Through T-Mobile USA, we offer mobile communications services to individual and business subscribers in the United States. At December 31, 2003, T-Mobile USA had approximately 13.1 million subscribers, as compared to approximately 9.9 million at December 31, 2002. Of the total subscribers at December 31, 2003, approximately 11.7 million were contract subscribers, as compared to approximately 8.6 million at December 31, 2002, and approximately 1.4 million were prepay subscribers, approximately the same as at December 31, 2002.

T-Mobile USA's average churn rate for 2003 was 3.1% per month, down from 4.0% per month in 2002. The improvement reflects lower churn of prepay subscribers as the average churn rate for contract subscribers was stable at 2.5% in both 2003 and 2002. During 2003, T-Mobile USA introduced a number of changes in its prepay service offering that were successful in extending subscriber tenure and thereby reduced the prepay churn rate. One such change, introduced in September 2003, was the extension of expiry periods for certain denominations of prepay vouchers. Prior to September 2003, vouchers with a value of USD 10 expired 15 days after activation and vouchers with a value of USD 25 expired 30 days after activation. Vouchers with a value of USD 10 now expire 30 days after activation and vouchers with a value of USD 25 expire 60 days after activation. As a result, prepay churn rate decreased in the fourth quarter to 6.8%, compared to the 2003 annual average of 7.6%. This decrease in the prepay churn rate in the fourth quarter caused the annual churn rate for prepay and contract combined to decline from 3.2% to 3.1%.

Generally, the churn result in 2002 was negatively affected by the integration of Powertel, whose subscriber base was mainly prepay. The higher average churn rate of our U.S. operations compared to our European operations is primarily a reflection of a higher average churn rate for the U.S. wireless industry compared to Europe. Competitive differences, differences in features and services due to the use of multiple wireless technologies and general differences in consumer behavior between the United States and Europe factor in to the higher industry churn rate seen in the U.S. The churn rate of our U.S. operations is higher than the U.S. industry average due in part to the higher proportion of prepay subscribers in T-Mobile USA's customer base relative to its U.S. competitors. Prepay subscribers in the United States typically churn at substantially higher rates than contract subscribers.

Wireless Local Number Portability (WLNP) was started in late November 2003 for the 100 largest markets in the United States. WLNP enables customers to keep their number when changing their wireless provider and when changing from fixed-line service to wireless service. T-Mobile, the other U.S. wireless carriers and the fixed-line carriers have all experienced technical and other execution problems in implementing this process, which prevented or slowed a significant number of porting transactions. These problems are being addressed by the carriers and the other parties supporting the porting process and significant progress has been made toward their resolution, as evidenced by significant improvements in porting execution. To date, T-Mobile has experienced fewer problems than other carriers based on published reports of the number of complaints received by the FCC. To date, WLNP has had a positive net effect on T-Mobile because more customers have ported their numbers to and signed up for service with T-Mobile, than have ported from T-Mobile to other carriers. For more information see "— Regulation."

T-Mobile USA entered into an agreement with Cingular Wireless LLC ("Cingular") in November 2001 to share in the ownership and operation of certain GSM network infrastructures. We contributed our network assets in the New York City market, and Cingular contributed its network assets which cover most of California and parts of Nevada (the "California/Nevada market"), to a newly formed joint venture entity, GSM Facilities. Both parties retained the ownership and control of their spectrum licenses. T-Mobile USA and Cingular manage and maintain the assets previously owned by each company on behalf of the joint venture. The monthly cash operating expenses of GSM Facilities are shared by T-Mobile USA and Cingular based on the proportionate minutes of use by each party's subscribers in each market. Non-cash expenses, including depreciation on the network assets and interest charges on capitalized tower leases, are not recovered by GSM Facilities and result in net losses to the entity. These losses are shared by T-Mobile USA and Cingular based on their relative economic interests in GSM Facilities and are reported as loss from companies accounted for under the equity method. Capital expenditure requirements of the joint venture are funded through capital contributions from T-Mobile USA and Cingular based generally on incremental minutes of use by each parties' subscribers in each market.

Contractual termination provisions provide for an orderly unwinding of GSM Facilities over a two year period in the event of notice of termination by either party following a change in control of a party, material breach or at the discretion of either party. In an unwinding, the New York City market network assets would be returned to T-Mobile USA and the California/Nevada market network assets would be returned to Cingular, with a settlement between the parties to adjust for contribution differences. Under some circumstances, an unwinding would also include the exchange of certain predetermined spectrum licenses between Cingular and T-Mobile USA, although the spectrum licenses are not held by GSM Facilities. Additionally, an unwinding caused by certain actions of either party may result in a substantial cash termination payment by that party. In the event of such termination, T-Mobile USA would incur substantial capital expenditures or other costs to service its customers in the California/Nevada market and to enhance the network in the New York City market which could materially impact the company's operating results and debt levels. In February 2004, Cingular announced an agreement to acquire AT&T Wireless. We are not able to judge if and when this transaction will close. Such transaction may be deemed a qualifying consolidation event permitting Cingular to exercise its right to terminate the GSM Facilities arrangement, as noted above. Thus, as further noted above, such proposed acquisition by Cingular of AT&T Wireless may require T-Mobile to incur substantial capital expenditures or other costs to service its customers in the California/Nevada market and to enhance the network in the New York City market which could materially impact the company's operating results and debt levels.

United Kingdom

In October 1999, we purchased T-Mobile UK (formerly One 2 One) in the United Kingdom, for a purchase price of EUR 10.9 billion (including the assumption of outstanding shareholder loans).

Through T-Mobile UK, we offer mobile communications services to individual and business subscribers in the United Kingdom. At December 31, 2003, T-Mobile UK had approximately 13.6 million subscribers, as compared to approximately 12.4 million at December 31, 2002. Of the total subscribers at December 31, 2003, approximately 2.7 million were contract subscribers, as compared to approximately 2.2 million at December 31, 2002, and approximately 11.0 million were prepay subscribers, as compared to approximately 10.2 million at December 31, 2002.

Of the total number of T-Mobile UK subscribers at December 31, 2003, approximately 3.6 million were subscribers of Virgin Mobile, a joint venture between T-Mobile UK and the Virgin Group. Virgin Mobile is a so-called mobile virtual network operator (MVNO) established jointly by T-Mobile UK and the Virgin Group. As a virtual network operator, Virgin Mobile purchased airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the "Virgin Mobile" brand name. On January 29, 2004, T-Mobile UK, Virgin Group and Virgin Mobile entered into a new agreement pursuant to which Virgin Group acquired T-Mobile's stake in Virgin Mobile. At the same time, all outstanding litigation are settled and a new telecom supply agreement was signed running for a minimum of 10 years, including improved access to GPRS and UMTS services for Virgin Mobile and the end of the monthly marketing support contribution by T-Mobile. Under the new agreement, Virgin Mobile will receive inbound and outbound call revenues. In addition, in the event Virgin Mobile consummates a public offering of its equity securities, we will receive a specified amount of the proceeds up to certain limits.

T-Mobile UK's average monthly churn rate during 2003 was 2.9%, as compared to 2.2% per month in 2002. The increase in churn was predominantly caused by a significant clean up of the inactive prepay customer base. Prepay churn rate was 3.1% on average in 2003 compared to 2.0% in 2002. Contract churn decreased to 2.3% in 2003 compared to 2.7% in 2002.

Austria

Through T-Mobile Austria, the T-Mobile division offers mobile communications services to individual and business subscribers in Austria. At December 31, 2003, T-Mobile Austria had approximately 2.0 million mobile communications subscribers, essentially unchanged as compared to the number of subscribers at December 31, 2002. Of the total subscribers at December 31, 2003, approximately 1 million were contract subscribers and approximately 1 million were prepay subscribers.

T-Mobile Austria's average churn rate during 2003 was 1.7% per month, as compared to 2.3% in 2002. The churn rate in 2002 was significantly affected by the disconnection of a high number of prepay subscribers. T-Mobile Austria churns prepay subscribers twelve months after their last charged data/voice communication and last reload of their prepay cards.

Czech Republic

T-Mobile International holds an equity interest of approximately 92% in Cmobil, which owns an equity interest of 61% in the Czech mobile communications network operator T-Mobile Czech Republic. Until April 2001, Cmobil owned 49% of T-Mobile Czech Republic (then RadioMobil). T-Mobile Czech Republic has been fully consolidated in our financial statements since April 1, 2001. As of May 2003, RadioMobil was rebranded to T-Mobile Czech Republic.

At December 31, 2003, T-Mobile Czech Republic had approximately 3.9 million subscribers, as compared to approximately 3.5 million at December 31, 2002. Of the total subscribers at December 31, 2003, approximately 0.9 million were contract subscribers, as compared to approximately 0.7 million at December 31, 2002. T-Mobile Czech Republic had approximately 3.1 million prepay subscribers at December 31, 2003, as compared to approximately 2.8 million at December 31, 2002.

T-Mobile Czech Republic's average churn rate during 2003 was 1.0% per month, as compared to 0.9% in 2002. The overall rise was driven by an increase in the prepay churn rate, while a lower contract churn rate partly compensated for this effect. Generally, a prepay customer is churned after a period of twelve months if no originating or receiving communication is recorded.

The Netherlands

In October 2000, T-Mobile International acquired an equity interest of 50.0% minus one share in Ben Nederland Holding, B.V., whose wholly-owned subsidiary, Ben Nederland B.V. was one of five operators in the Dutch mobile communications market. In September 2002, T-Mobile acquired the remaining share in Ben. T-Mobile Netherlands (formerly Ben) has been fully consolidated in Deutsche Telekom's financial statements since October 1, 2002.

At December 31, 2003, T-Mobile Netherlands had approximately 2.0 million subscribers, as compared to approximately 1.4 million at December 31, 2002. At the end of 2003, about 0.9 million subscribers were on contract and 1.1 million on prepay compared to 0.6 million contract subscribers and 0.8 million prepay subscriber end of 2002.

The average churn rate for 2003 was 2.6% per month, as compared to an average churn rate of 2.8% in 2002. Improved network quality in the Netherlands is the main reason for this reduction. If they have not originated or received a call for a period of 180 days, prepay subscribers at T-Mobile Netherlands are churned and removed from the subscriber base.

Minority Shareholdings: Poland

T-Mobile International holds a 49.0% equity interest in Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). At December 31, 2003, PTC had approximately 6.2 million subscribers, as compared to approximately 4.9 million at December 31, 2002.

On August 25, 2003 we made the other shareholders of PTC a cash offer to acquire the remaining shares of PTC. A general agreement was reached on September 14, 2003 concerning a revised offer for EUR 1.1 billion. On September 26, 2003 we announced that no definite agreement on increasing our stake in PTC had been reached. For a discussion of a dispute concerning our investment in PTC, please refer to "Item 8. Financial Information — Litigation."

Minority Shareholdings: Russia

T-Mobile International currently holds an equity interest of approximately 25.1% in Mobile TeleSystems OJSC ("MTS"), a Russian mobile telecommunications company. On April 15, 2003, T-Mobile sold a 5% stake in MTS as part of a block trade. In addition, on April 21, 2003, T-Mobile's co-shareholder of MTS, AFK Sistema JCSC (Sistema) exercised a call option granted in March 2003 to purchase approximately 10% of the MTS shares held by T-Mobile. The total proceeds from these two transactions amounted to approximately EUR 500 million.

At December 31, 2003, MTS had approximately 16.7 million subscribers, as compared to approximately 6.6 million at December 31, 2002. The large increase in subscriber base was primarily attributable to several acquisitions made in 2003 and organic growth.

Seasonality

T-Mobile's business in some markets is affected by seasonal factors, with a general increase in sales of products and services during the fourth calendar quarter due to holiday purchases. As a result, T-Mobile's performance during the fourth quarter can have a significant influence on its performance for the full year.

Suppliers

T-Mobile purchases IT and network components, as well as mobile handsets for purposes of resale, from a number of different suppliers. T-Mobile seeks to address the risk of delays in the supply of equipment and other technologies by using multiple suppliers where appropriate and by negotiating contractual penalties to be enforced if the supplier does not meet the agreements in time and quality. Such penalty provisions, even if obtained, may not fully mitigate the harm to our business by such delays or poor quality.

T-Mobile believes it has reduced its technological risks by contracting with multiple suppliers who have a significant market share in UMTS infrastructure and handset business.

Marketing

Each of the principal subsidiaries in our T-Mobile division uses its own combination of distribution channels to market products and services to customers. In each of the principal markets, third-party distributors, who typically market the products and services of multiple mobile phone network operators, play a significant role in marketing. Our mobile communications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of marketing expenses and special commissions. In addition, T-Mobile markets its products and services to retail customers through direct sales outlets, particularly in Germany and Austria, and markets products and services to business customers through a direct sales force. The T-Mobile Internet pages being predominantly used for customer relationship management are also access routes to sales and services. T-Mobile also sells products and services through its Internet pages. In Germany, an important distribution channel is our group's T-Punkt retail shops. Mobile telecommunications re-sellers are also an important distribution channel. Mobile telecommunications re-sellers purchase network access at wholesale conditions as well as handsets at a discount from network operators, resell packaged services and handsets under their own brand through their own distribution channels, charge their customers at rates that they set independently and provide customer service and technical support.

T-Mobile provides access to third party content services to its customers through its mobile data service called "t-zones." Content provided to customers is either standard content, in which case the customer only has to pay the normal transportation charges to view or surf the content, or it is premium content, where a customer pays a specific charge through the customer's mobile phone bill for the content.

Dependence on Patents, Licenses, Industrial, Commercial or Financial Contracts

T-Mobile owns a large number of registered patents and has a number of patent applications outstanding for technical innovations in the area of mobile telecommunications applications resulting from its development activities. Patent protection activity is focused on countries with T-Mobile operations. We do not believe that our T-Mobile division is dependent on any one patent or group of patents.

To offer mobile telecommunications services in the different jurisdictions in which we operate, we require and therefore are dependent on licenses from the relevant authorities in each of these jurisdictions. For further information, please refer to "— Regulation."

We do not believe that our T-Mobile division is dependent on any third party industrial, commercial or financial contract.

Competition

General

Competition in mobile communications is generally intense and conducted on the basis of price, subscription options offered, offers of subsidized handsets, coverage, range of services offered, innovation and quality of service.

In the past, competition in the European mobile communications market has been conducted at the national level. Increasingly, however, competition in this market is being conducted on a more international basis as international services are being introduced and as the number of mobile brands in Europe is shrinking.

In Germany, the United Kingdom, Austria, the Czech Republic and the Netherlands, the rate of mobile phone penetration is quite high. As a result, growth in the number of T-Mobile subscribers in these markets is expected to be significantly lower than in past years, and the focus of competition will shift from customer acquisition to customer retention and to increasing average revenues per user by stimulating demand for voice usage and new data products and services. In this connection, the timely introduction of new technologies that permit faster data transmission and enhanced services is highly significant. Churn rates could rise as mobile network operators seek to acquire subscribers of other mobile network operators. While the focus of competition is shifting, we expect that competition will intensify. Large numbers of subscribers in Europe have taken advantage of prepay tariff packages. Since these prepay subscribers are not bound to T-Mobile or other operators by contract, this trend may generate additional competitive pressure in the future.

The global mobile communications industry has been undergoing consolidation in recent years, which may increase competitive pressure and it is expected that consolidation will continue in the coming years.

In addition, new technologies, whether introduced by us or by others, can be expected to draw subscribers from existing technologies, including those of Deutsche Telekom. The competitive dynamics of the mobile telecommunications industry therefore could change in ways that we cannot predict and that could adversely affect our results of operations and thus our financial position.

Germany

In Germany, T-Mobile Deutschland faces intense competition from the network operators Vodafone D2 (formerly Mannesmann D2), E-Plus and O2 (formerly Viag Interkom). In 2003, T-Mobile Deutschland maintained its market leadership position in terms of number of subscribers, although our competitors gained some ground.

We believe T-Mobile Deutschland had a subscriber market share of approximately 40.6% at December 31, 2003, while Vodafone D2 had a subscriber market share of approximately 38.1%, E-Plus had a subscriber market share of approximately 12.7% and O2 had a subscriber market share of approximately 8.6% at that date. The penetration rate in the German mobile communications market was approximately 78.3% at December 31, 2003.

In 2003, T-Mobile and Vodafone tended to focus on subscriber growth and increasingly on the improvement of subscriber quality. E-Plus offered prepay and contract products comparable to those of T-Mobile and Vodafone. O2 emphasized niche products, such as O2Genion. As a result of its strategy, O2 is the only German mobile network operator having more contract than prepay subscribers.

In the retail market, in addition to competition from other network operators, T-Mobile Deutschland faces significant competition from resellers.

In August 2000, six UMTS licenses were awarded to the four existing mobile communication network operators, the reseller Mobilcom and Quam, a joint venture owned by Telefonica and Sonera. On December 23, 2003, Mobilcom returned its UMTS license to the German telecommunications regulator. For futher details, see "— Regulation — Regulation in Germany."

North America

T-Mobile USA faces intense competition in the United States mobile telecommunications market from the other five national mobile providers, Verizon Wireless, Cingular, AT&T Wireless, Sprint PCS and Nextel, and from various regional operators. The six national carriers are estimated to represent over 80% of the total U.S. mobile telephony subscriber base. T-Mobile USA's subscriber market share measured against the other nation-wide operators was approximately 10.3% at December 31, 2003, as compared to approximately 8.9% at December 31, 2002. Most of these competitors had been operating in the U.S. mobile telecommunications market for a considerable time prior to the entry of T-Mobile USA's predecessors into the market.

In February 2004, Cingular announced an agreement to acquire AT&T Wireless. Although we are not able to judge if and when this transaction will close, the completed transaction would create the largest wireless services provider in the United States based on the number of subscribers. A combined Cingular/AT&T and Verizon Wireless, our largest competitors in the United States, have potential advantages of size and scale that could allow them to deliver services in a more cost efficient manner and thereby negatively affect our competitive situation. As described above, the potential unwind of our network sharing joint venture with Cingular may also negatively affect our competitive situation.

The U.S. mobile telecommunications market is quite different in a number of respects from the European telecommunications mobile markets. The nationwide network operators use no single communications standard. T-Mobile USA was the only national mobile provider using GSM, prior to the initiation by Cingular Wireless and AT&T Wireless of the overlay of their existing networks with GSM networks. Licenses to provide wireless services cover numerous localities, rather than the entire nation. It can be difficult for network operators to obtain the spectrum needed in some localities to expand subscriber bases, upgrade the quality of service and add new services, particularly in densely populated urban areas. Low population density in other areas can cause problems with network efficiency and result in large geographic areas with no or limited coverage. For these and other reasons, including the extremely high penetration level of reliable, low cost, fixed-line telephony services, penetration levels for mobile telephony services in the United States are generally lower than penetration levels in Western European countries, with an estimated 55% mobile penetration rate as of December 31, 2003. As a result, operators in the United States market generally continue to invest heavily in order to encourage and capture growth in subscriber numbers.

Usage and pricing practices in the U.S. mobile market also differ significantly from those typically seen in European markets. Average voice usage per subscriber per month is generally much higher in the United States than in Europe. Contract pricing in the United States is typically in the form of a fixed monthly charge at various price points for specified bundles of features and services which permit usage up to prescribed limits with no incremental charges. Usage in excess of the limits results in incremental charges. Prepay usage is generally priced solely on a usage basis. Typically both inbound and outbound usage counts against the contract usage limits and are subject to incremental charges for excess contract usage and prepaid usage. Average revenue per user is typically higher in the United States. Average revenue per minute of use is substantially lower in the United States than in Europe.

The differences between the U.S. and European mobile telephony markets result in different competitive pressures in the markets. In the United States, coverage is a key competitive factor as is the perceived value of bundles of minutes, features and services at the popular price points. To the extent that the competitive environment requires us to decrease prices or increase service and product offerings, our revenues could decline, our costs could increase and our customer retention could be adversely affected.

United Kingdom

In the United Kingdom, T-Mobile UK faces intense competition, principally from Vodafone, mmo2 and Orange, a subsidiary of France Telecom. We believe T-Mobile UK had a subscriber market share of approximately 25.0% at year end 2003 compared to 24.0% at the end of 2002. Compared to its competitors, T-Mobile UK's customer base, including customers of Virgin Mobile, has a lower proportion of business subscribers. The penetration rate in the British mobile communications market was approximately 86.2% at December 31, 2003.

In the retail market, in addition to competition from other network operators, T-Mobile UK faced significant competition from resellers and virtual network operators.

In addition to the existing mobile operators, T-Mobile UK faces competition from "3" (a brand name of Hutchison 3G UK Limited), which started operation in 2003, aiming mainly at customers for UMTS services.

Austria

In Austria, T-Mobile Austria faces competition from Mobilkom (A1), Connect Austria (One), tele.ring, H3G and tele2. We believe T-Mobile Austria's year-end 2003 subscriber market share to be 31%, decreasing from 32% at the end of 2002 mainly due to strong and price aggressive competition from tele.ring and due to the entrance of H3G and tele2 in the Austrian mobile market. We believe the subscriber market shares of A1 to be 40%, 20% for One and 9% for tele.ring. The penetration rate in the Austrian mobile communications market was approximately 83% at December 31, 2003, compared to approximately 80% at December 31, 2002.

Czech Republic

In the Czech Republic, T-Mobile Czech Republic faces competition from Eurotel Praha, spol s.r.o. and Cesky Mobil. We believe T-Mobile Czech Republic had a subscriber market share of approximately 41%, which is the same as in 2002. Eurotel Praha, spol s.r.o. had about 43% compared to 45% in 2002 and Cesky Mobil had 16% compared to 14% at the end of 2002. The penetration rate in the Czech mobile communications market was approximately 94% at December 31, 2003, up by approximately 10 percentage points in comparison to December 31, 2002.

The Netherlands

In the Netherlands, T-Mobile Netherlands faces intense competition from KPN Mobile, Vodafone, Telfort (formerly O2) and Orange (formerly Dutchtone). We believe KPN Mobile and Vodafone had subscriber market shares of 38% and 26% at the end of 2003, compared to 42% and 27% at December 31, 2002. The subscriber market share of T-Mobile Netherlands increased to approximately 15% at December 31, 2003, compared to approximately 12% at December 31, 2002. Compared to its competitors, T-Mobile Netherlands has a higher proportion of contract subscribers, generally leading to a more stable subscriber base, and higher average usage and revenues per user. The penetration rate in the Dutch mobile telecommunications market was approximately 78% at December 2003, compared to 76% at December 31, 2002.

In the Dutch retail market, in addition to competition from other network operators, T-Mobile Netherlands competes with an increasing number of MVNO's.

T-Online

General

We offer Internet services in Europe for residential customers and for small- and medium-sized business customers through our majority-owned subsidiary, T-Online International AG. T-Online provides its customers access to the Internet and, through its own Internet portal, an extensive range of products and value-added services, such as e-mail, online chats, web hosting, web organizer and international Internet access.

T-Online International AG was first listed on the Neuer Markt segment of the Frankfurt Stock Exchange in April 2000 through a public offering of newly issued shares representing approximately 10% of its then equity capitalization. Our interest was subsequently diluted through new share issuances to approximately 81.7%. In December 2002, we sold an additional 9.81% of our T-Online shares. As of December 31, 2002, we had a controlling ownership interest of approximately 71.9 % in T-Online. On November 12, 2003, we acquired the 2% stake (approximately 24.9 million shares) in T-Online previously held by Commerzbank under the terms of a contractual agreement between Commerzbank and us. Pursuant to the terms of the agreement, Commerzbank was required to offer these shares to us if Commerzbank wanted to sell them. Accordingly, as of December 31, 2003, we had a controlling ownership interest in T-Online International AG of approximately 73.9%.

On March 24, 2003, T-Online's stock was incorporated into the TecDAX index established in the course of segment restructuring by the operator of the Frankfurt Stock Exchange, Deutsche Boerse AG.

On December 10, 2003, the supervisory board of T-Online International AG approved the acquisition of 100% of the shares of the Internet portal operator Scout 24 AG from Beisheim Holding Schweiz. Subject to agreed closing adjustments, the total purchase price for Scout 24 AG is expected to be approximately EUR 180 million, including the purchase price of a shareholder loan.

Principal Markets

The T-Online division includes the activities of our majority-owned T-Online International AG subsidiary in Germany, which contributes almost 90% of the revenues of the division. T-Online also operates through wholly owned subsidiaries in France, Spain and certain other European countries.

With more than 13.1 million subscribers at December 31, 2003, T-Online is one of the largest European Internet service providers, or ISPs, based on revenues and number of subscribers. T-Online estimates that approximately 3.6 million, or 27.2%, of its total customers had broadband access to the Internet in 2003.

Broadband refers most commonly to the new generation of high-speed transmission services, which allow users to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up service is capable of supporting. T-Online uses the term "broadband " to refer to high-speed access to the Internet based on ADSL technology ("Asymetric Digital Subscriber Line"). Broadband access is generally fast enough to support new applications, such as high quality streaming video. T-Online, like other ISPs, defines broadband as any ADSL connection for which the data rate is greater than 128 kbit/s. The Deutsche Telekom T-DSL service offering starts at 768 kbit/s. Deutsche Telekom T-DSL service offering is expected to migrate to a minimum of one Mbit/s during 2004. Narrowband usually refers to a dial-up connection and offers a transmission rate of up to 128 kbit/s (ISDN with channel bundling).

Subscribers

	December 31,
	2003	2002	2001
	(in thousands)
Broadband
Germany	3,308	2,642	1,358
Rest of Europe	264	156	28
Group	3,572	2,798	1,386

Narrowband
Germany	7,477	7,320	7,406
Rest of Europe	2,084	2,127	1,867
Group	9,561	9,447	9,273

Total	13,133	12,245	10,659

Germany

In the past year, T-Online International AG retained its leading position in the German ISP market with 10.8 million subscribers at December 31, 2003. By the end of 2003, T-Online's broadband customer base in Germany had increased to approximately 3.3 million, representing over 30% of T-Online's total customer base in Germany. These customers generally use the Internet more frequently and for longer periods of time than narrowband users. They are also heavier users of e-commerce. T-Online considers broadband customers one of the key growth drivers in the Internet industry.

The high level of demand for the T-DSL flat rate plan — unlimited usage for a monthly fee — continued during 2003. The T-DSL flat rate subscriber base increased by 21% to approximately 2.0 million at the end of 2003 as compared to the end of 2002. Narrowband access continued the trend of slower growth in 2003 compared to broadband access due to increasing demand for broadband access.

T-Online continues to offer Internet access via wireless local area networks (W-LANs) in specific public places. The focus of the W-LAN strategy is cooperation with strong regional and national partners, with T-Online relying on these partners' existing technologies rather than setting up its own W-LAN infrastructure. T-Online's W-LAN partners include MainSurf, the leading local W-LAN supplier in the Rhine-Main region, and BerlinNet. In the future, T-Online plans to cooperate with T-Com and T-Mobile to provide greater W-LAN coverage. Customers of all three divisions will be able to use HotSpots branded with the "T-HotSpot" logo.

Since 2000, T-Online has focused on becoming Europe's leading Internet media network. In this context, T-Online developed its own portal into a multi-access theme portal. Numerous content offers of T-Online are available not only through personal computers, but also on mobile devices such as mobile phones, smart phones and PDAs. Themed content with respect to news, sport, finance, entertainment and games are available for mobile users as well.

In August 2003, T-Online presented the new structure and graphic design of its homepage to conform to T-Online's combined business model, which focuses on access, content, services, and e-commerce. T-Online's Internet portal now combines new product areas for current topics, services, and shopping, offering information and entertainment, services and access products, and a variety of e-commerce services.

The goal of these measures is to increase the amount and quality of the content provided on T-Online's portal and thereby to increase the time spent on the portal by visitors. Accordingly, T-Online seeks to provide attractive content and new services through its portal network. T-Online's content partners include ZDF television, Axel Springer publishers and the Burda People Group. In 2003, T-Online expanded its media network strategy and benefited from the increase in paid content and service offers.

The product portfolio of the broadband portal, T-Online Vision, was expanded to include for the first time productions of the major U.S. film studios Dreamworks, Metro-Goldwyn-Mayer and Universal, as well as Germany's Constantin Film AG. Through the broadband portal, T-Online Vision — (www.t-online-vision.de), T-DSL users can access films in streaming mode and view them for a fee.

T-Online believes that e-commerce is going to become more important over the next few years and is therefore a key element in its strategy. For direct trading with consumers, T-Online established its T-Online Shop in December 2002, which offers a range of computer and multimedia products. T-Online will be seeking to increase the value-creation potential of its T-Online Shop by trading directly in a few selected areas. As a pure marketplace activity, T-Online offers its e-commerce partners the opportunity to reach their targeted groups through its shopping portal for a prearranged fee.

With the launch of the new www.musicload.de portal, T-Online has its own offering for the legal downloading of digital music. With musicload, T-Online provides its users in Germany with a product range from the catalog of major record companies, such as Sonymusic, BMG EMI, Warner, Kontor and EDEL, and is strengthening its position in the e-commerce sector and lending important momentum to the digital distribution of music products.

T-Online also offers e-mail, online banking, chatting and international access, among other services. The strategic importance of these services is to strengthen customer relationships. During 2003, the existing service portfolio was expanded and new Internet services were developed and launched, such as web-hosting, office applications, security and business information.

Rest of Europe

The T-Online division took a significant step in the development of its international business in March 2000, when T-Online acquired a 99.9% equity interest in T-Online France, the online service business of the French Lagardère group, in exchange for 5.69% of T-Online's shares (after giving effect to the listing of T-Online shares that took place in April 2000 and to the acquisition of an interest in comdirect). In May 2003, T-Online acquired the remaining 0.1% of T-Online France's shares from Lagardère.

T-Online France, operating under the name of Club Internet, has continued to develop its Internet business beyond simple Internet access. In September 2002, Club Internet was the first ISP in France to present a live portal with ADSL-specific content ("Club Haut Débit"). The product range of this portal includes video-on-demand, music download and games-on-demand, and has been expanded with products such as web-radio and live streaming TV channels. Club Internet's cooperation with the Internet shopping platform "Best of micro-Buy-central" is intended to grow its e-commerce revenues. This shopping platform encompasses the product range of more than 300 retailers. Club Internet also launched a range of new services on a pay-per-use basis, such as firewall software, antivirus software, mobile e-mail, paid services (horoscopes, IQ-tests) and photo services.

In October 2000, T-Online acquired Ya.com in exchange for cash and approximately 1.25% of T-Online shares. Ya.com is one of the three leading ISPs in Spain. Besides providing narrowband and broadband Internet access in Spain, Ya.com develops content, services and e-commerce offerings for Internet users in Spain and Portugal. In addition to its main portal (www.ya.com), the Ya.com network in Spain is comprised of several integrated portals, such as travel (Viajar.com), music and DVDs (Discoweb.com), finances (Finanzas.com), automotive (supermotor.com) and computer sales (TiendaPC.com), aimed at generating revenues from Internet traffic.

Through its Ya.com Travel S.L. subsidiary, operating under the name Viajar.com, Ya.com has already become one of Spain's top three online travel agencies in terms of revenues. During 2003, Ya.com also extended the scope of its paid services. The introduction of downloadable cell phone logos, for example, was very popular among Spanish users.

T-Online France and Ya.com also capitalized on the expansion of the broadband market in their respective countries to increase their customer bases. At December 31, 2003, the broadband customer base in our activities in the rest of Europe was approximately 264,000 subscribers, compared with approximately 156,000 at the end of 2002. T-Online France increased its base of ADSL subscribers by approximately 67% compared with the same period last year, while Ya.com's ADSL customer base increased by more than 72% in 2003 compared with 2002.

Competition

The German and European markets for Internet access and portal services have been and will continue to be highly competitive. In the market for Internet access services, competition occurs in several areas, including pricing, brand recognition, network speed and reliability, customer support and timely introduction of new products and services. The regulatory environment can also exert a significant influence on the level of competition. For Internet access providers, the terms on which they and their customers are able to secure telecommunications network services from carriers are important factors in the development of the market, and these services are generally regulated to promote competition. In the market for portal services, T-Online faces competition from websites maintained by Internet service providers, Internet information retrieval services, online community websites, home page services, e-commerce retailers and shopping portals, among others, as well as from traditional media, including newspapers, magazines, radio and television.

Group Headquarters and Shared Services

As part of our four-pillar strategy, we assigned our telecommunications industry activities to our four corresponding divisions. Our internal reorganization was completed, both in terms of organization and staffing, in the first half of 2003. Accordingly, although our T-Com division and a number of our departments do not have legal identity separate from that of Deutsche Telekom AG, we manage them as though they are separate legal entities or assigned to specific divisions. As part of our strategic reorganization, many of the central departments (e.g., treasury, legal and accounting) were included in "Group Headquarters and Shared Services" (formerly "Other Activities"). Managing our group headquarters in this way is intended to enhance the competitive strength of all divisions in our group. Under the division of responsibilities between Group Headquarters and Shared Services and the operating divisions, the latter assume full responsibility for managing operational businesses, while Group Headquarters and Shared Services is now primarily responsible for strategic and cross-divisional management functions. Group Headquarters and Shared Services, through various departments, focuses on administrative, governance, treasury and finance matters relating to the group as a whole. Operating activities not directly related to the core businesses of the divisions, such as the administration of our real estate within Germany, domestic billing services, domestic fleet management, Vivento (formerly known as the Personnel Services Agency (PSA)) and our domestic training center, are also included in Group Headquarters and Shared Services.

Activities in Germany

The real estate unit is, based on revenues, the largest shared service within Group Headquarters and Shared Services. The real estate unit is responsible for renting and selling commercial real estate and for providing facility management services for our group in Germany. Our real estate unit was restructured in 2002 by reassigning responsibilities of the unit into four companies. Such real estate operations are carried out on our behalf by the following entities:

•	GMG Generalmietgesellschaft mbH (GMG), which is responsible for the internal and external group leasing and rental business;

•	DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH (DeTe Immobilien), which is responsible for providing facility management services;

•	Sireo Real Estate Asset Management GmbH (Sireo), a joint venture of Deutsche Telekom AG (51%), Corpus Immobiliengruppe GmbH & CO KG (24.5%) and Morgan Stanley Bank AG (24.5%), which is responsible for the administration and disposition of our real estate interests; and

•	DFMG Deutsche Funkturm GmbH (DFMG), which was established at the beginning of 2002 to act as the service provider for all of our radio towers and transmitter masts in Germany and manages such towers and transmitter masts (the towers and transmitter masts are primarily used in mobile, radio, and satellite communications as well as for television broadcasting).

For more information about our real estate management activities and portfolio, please refer to "— Description of Property, Plant and Equipment — Real Estate."

The Billing Services unit provides billing services for our divisions (except T-Mobile) within Germany. In 2004, the Billing Services unit intends to broaden its service portfolio by integrating our accounts receivable department, our debt collection business (SAF Forderungsmanagement GmbH), and our risk and credit rating provider (Solventec GmbH). This will enable the Billing Services unit to operate as a full service provider with end-to-end capabilities in business process management for the billing and management of accounts receivable.

Our fleet management company, DeTeFleetServices GmbH, was established in July 2002 to capitalize on synergy effects throughout our company. It manages fleet operations with approximately 39,000 vehicles throughout all our divisions in Germany. It operates as a full service provider of fleet management and mobility services.

With the goal of efficiently implementing our staff restructuring measures in a socially responsible manner, we established the PSA in the fourth quarter of 2002. In the second half of 2003, the PSA was repositioned under the name Vivento, with new management and a new business mandate. The agency employs displaced workers, and trains and equips them with other employment qualifications for redeployment within the Deutsche Telekom group or other companies, or for project or temporary assignments. In addition to individual placements, Vivento staffs major projects and workforce-intensive operations and services. In 2004, Vivento took over the call center unit operations of T-Com and intends to expand this operation as a new service within the group and externally.

Through December 31, 2003, approximately 19,240 of our employees had been transferred to Vivento. Approximately 75% of our employees transferred to Vivento originated from T-Com, and were transferred as part of that division's program to increase efficiency. The remaining transferred employees were primarily apprentices who had finished their professional training within the group.

Through December 31, 2003, of approximately 3,710 employees had left Vivento, of which approximately 2,200 were placed outside the group. As of December 31, 2003, approximately 3,300 additional employees had been given temporary employment within the group, and a further 700 outside the group. At the end of 2003, approximately 15,530 employees were in Vivento, and a further 440 were Vivento's permanent staff.

	As of(1)
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Number of transferred employees(2)	5,150	8,240	11,770	19,240
Number of employees leaving(2)	250	860	2,000	3,710
Actual number of employees in Vivento	4,900	7,380	9,770	15,530
Operational staff of Vivento	200	310	350	440

(1)	Figures are rounded.
(2)	Including 2002 figures.

For more information on Vivento, please refer to "Item 6. Directors, Senior Management and Employees — Employees and Labor Relations — Other Employees."

In the second quarter of 2003, the activities of the Telekom Training Center and T-Systems Deutsche Telekom Trainings GmbH were merged and renamed Telekom Training. The Telekom Training unit is responsible for providing professional training and qualification services for our employees within Germany. It trains existing staff and employees of Vivento, and provided training for approximately 10,000 apprentices during 2003.

The treasury unit is primarily responsible for cash management, investments in securities, leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credit arrangements, as well as the issuance of debt in the capital markets, the handling of payments and clearing transactions, and foreign exchange and hedging activities.

T-Venture Holding GmbH ("T-Venture") is also included in the Group Headquarters and Shared Services. T-Venture's mission is to scout for new products, technologies and services and to acquire access to them. Accordingly, a corporate venture capital investment fund has been established to make investments beyond those made directly by our divisions.

Group Headquarters and Shared Services also includes the establishment and maintenance of international intellectual property rights for the Deutsche Telekom group, including the T-Com, T-Mobile, T-Online and T-Systems brands.

International Activities

In 2003, we continued to sell certain of our minority and non-core shareholdings. In December 2003, we sold our interest in the satellite operator Inmarsat Venture Plc. In October 2003, we sold most of our interest in Globe Telecom in the Philippines. The remaining shares of our interest in Globe Telecom were sold in February 2004. In June 2003, we sold our remaining interest in Celcom (Malaysia) Berhad. Additionally, in February 2003, we sold our interest in Eutelsat S.A. and the UMC (Ukrainian Mobile Communications) joint venture. The sale of those minority interests generated aggregate proceeds of approximately EUR 0.7 billion.

INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)

Innovation management focuses on innovation strategy, research and development, innovation transparency throughout our group, intellectual property rights, asset management and T-Venture. Our research and development activities are performed primarily in the divisions and are coordinated centrally. Corporate innovation was repositioned within our headquarters and works closely with corporate strategy and corporate technology under the responsibility of our CEO.

Research and Development Expenditures

In 2003, we incurred approximately EUR 0.9 billion of innovation expenditures. As in the preceding years, the majority of such expenditures was invested in the development and upgrading of the necessary software systems and architectures relating to our T-Com and T-Mobile divisions. This amount was similar to the expenditures invested in 2002. In 2003, central innovation management focused on restructuring and reorganizing the central research and development project portfolio. The time horizon for these research and development projects was refocused from 5-10 years to 2-5 years. The divisions are responsible for product roadmaps and the research and development pipeline for the next two years. All projects and activities combined involved approximately 6,400 employees.

Intellectual Property

More then 400 patent applications were submitted in 2003 in Germany. The number of assigned patents (intellectual property rights), which have been filed increased by approximately 70% in comparison to the previous year (2003: 308; 2002: 182). At the end of 2003, we held approximately 5,000 intellectual property rights. Many of these intellectual property rights have been strategically implemented within our company and the marketing of others to third parties has been successfully continued.

ACQUISITIONS AND DIVESTITURES

As part of our strategic plans, we have been selling certain non-core assets to reduce our indebtedness and improve liquidity. We have announced our intention to sell, in whole or in part, certain other non-core assets, including various real estate holdings in Germany. The following list contains each of the principal acquisitions and dispositions made by us since January 1, 2000.

Year	Segment	Event	Amount
			(billions of €)
2003	T-Systems	Sale of shares in TeleCash	0.1
2003	GHS	Sale of shares in Inmarsat	0.1
2003	GHS	Purchase of additional shares of T-Online International AG	0.2
2003	GHS	Sales of shares in Celcom	0.1
2003	GHS	Sales of shares in Globe Telecom	0.4
2003	T-Systems	Purchase of PragoNet	0.01
2003	T-Com	Sale of interest in Kabel Baden-Wuerttemberg	0.1
2003	T-Systems	Sale of SIRIS, Multilink, T-Systems Card Services	0.04
2003	GHS	Sales of shares in Eutelsat and Ukrainian Mobile Communications	0.2
2003	T-Mobile	Sale of receivables in an asset-backed securitization transaction	0.5
2003	T-Mobile	Sale of shares in MTS	0.5
2003	GHS	Sales of real estate	0.8
2003	T-Com	Sale of six regional cable companies	1.7
2002	GHS	Sales of real estate	1.3
2002	GHS	Sale of shares in T-Online International AG to institutional investors	0.7
2002	T-Systems	Sale of receivables in an asset-backed securitization transaction	0.3
2002	GHS	Sale of interest in Satelindo	0.3
2002	GHS	Sale of interest in France Telecom	0.3

Year	Segment	Event	Amount
			(billions of €)
2002	T-Mobile	Exercise of call option to acquire 51% of Ben Nederland Holdings B.V	(1.7)
2002	T-Systems	Acquisition of remaining 49.9% of debis Systemhaus	(4.7)
2001	T-Com	Sale of receivables in an asset-backed securitization transaction	1.4
2001	GHS	Sales of real estate	0.7
2001	T-Com	Sale of interest in regional cable television company for Baden-Wuerttemberg	0.9
2001	GHS	Sale of interests in Sprint, FON and PCS	3.4
2001	GHS	Sale of interest in WIND (net of withholding tax)	2.1
2001	T-Com	Acquisition of interest in Hrvatski Telecom (Croatia)	(0.5)
2001	T-Mobile	Acquisition of T-Mobile USA and Powertel	(33.8) *
2001	T-Mobile	Acquisition of interest in RadioMobil	(0.6)
2001	T-Com	Acquisition of interest in Macedonia Telecom (Maktel)	(0.3)
2000	GHS	Sale of logistic center	0.4
2000	T-Com	Sale of interest in the regional cable television companies for North Rhine-Westphalia and Hesse	3.0
2000	GHS	Sale of interest in Global One	2.9
2000	T-Mobile	Acquisition of UMTS licenses in Germany, UK and Austria	(15.3)
2000	T-Mobile	Initial investment in T-Mobile USA	(5.6)
2000	T-Com	Acquisition of interest in Slovak Telecom	(1.0)
2000	T-Mobile	Acquisition of interest in Ben Nederland Holdings BV	(1.1)
2000	T-Com	Acquisition of interest in Matáv	(2.3)
2000	T-Online	Acquisition of Club Internet	(1.9) *
2000	T-Online	Acquisition of interest in comdirect	(0.7) *
2000	T-Online	Acquisition of ya.com	(0.4) *
2000	T-Mobile	Acquisition of interest in PTC	(1.1)
2000	T-Com	Acquisition of interest in Westel 900 (Media One)	(1.0)

* amount invested includes market values of shares exchanged.

REGULATION

Regulation in Germany

Our T-Com division, in particular, is influenced by the decisions of the Regulatory Authority for Telecommunications and Post (Regulierungsbehoerde fuer Telekommunikation und Post) (the "German telecommunications regulator"), a supervisory body established within the German Economics Ministry (Bundesministerium fuer Wirtschaft und Arbeit) to carry out regulatory functions under the German Telecommunications Act. The German telecommunications regulator considers T-Com to be a market dominant provider in several markets, especially in fixed-line networks calling services. In 2003, many of the decisions of the German telecommunications regulator were implemented to increase competition in the markets for local calls and for narrow and broadband access to the T-Com fixed-line telecommunications network. These regulatory decisions have had and will continue to have significant effects on the level of competition in the markets for regional and local calls and local access to our fixed-line network.

The other divisions and affiliates of the Deutsche Telekom group within Germany are also influenced by the German regulatory regime relating to telephone services and data transmission services, and a number of them are also directly or indirectly subject to the regulatory provisions and decisions of the German telecommunications regulator.

Liberalization

The legal framework for the regulation of the telecommunications sector in Germany was completely transformed through the German Telecommunications Act, which became effective on August 1, 1996. The German Telecommunications Act required the complete liberalization of the German telecommunications market by January 1, 1998, as mandated by the directives of the EU Commission. This represented the final step in the liberalization effort that began in 1989.

In March 2004, the Federal Parliament approved a draft bill relating to amendments to the German Telecommunications Act to take into account the changed market conditions in Germany and the new EU regulatory framework. For further information on the EU framework see "— The European Union Regulatory Framework—The New Regulatory Framework." These proposed amendments to the German Telecommunications Act are likely to affect our business materially. The future regulatory and competitive environment for Deutsche Telekom in Germany will be largely determined by the implementation and interpretations relating to the proposed amendments to the German Telecommunications Act, which are difficult to predict. The draft bill has yet to be approved by the Chamber of Federal States. The amended German Telecommunications Act is not expected to become effective prior to mid-2004.

The following sections refer primarily to the present telecommunication laws in Germany. However, where appropriate, we will also refer to the recently proposed amendments to the German Telecommunication Act.

The Regulatory Framework

The German Telecommunications Act allows virtually unrestricted market access by qualified entrants. The principal objectives of the German Telecommunications Act are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telecommunications services throughout Germany and to provide for the regulation of frequencies. The German Telecommunications Act aims to achieve these objectives principally by requiring licenses for the carrying out of certain telecommunications activities, allocating frequencies, securing universal service and subjecting enterprises having dominant positions in particular telecommunications markets (so-called "market-dominant providers", such as Deutsche Telekom) to a special regulatory framework.

Regulatory Supervision

The German telecommunications regulator has various powers under the German Telecommunications Act, including the authority to grant and revoke licenses, control network access and interconnection, and approve or review the tariffs and tariff-related general business terms and conditions of market-dominant providers. It also has the authority to assign and supervise frequencies and to impose universal service obligations.

Licensing and Notification Requirements; Allocation of Frequencies

As of July 25, 2003, the German telecommunications regulator abolished the requirement to obtain special licenses for telecommunications services. However, approvals are still required to obtain scarce telecommunications frequencies. Prior to July 25, 2003, licenses were required for the following activities:

•	the operation of transmission lines for mobile telecommunications services for the public (Class 1 licenses),

•	the operation of transmission lines for satellite services for the public (Class 2 licenses),

•	the operation of transmission lines for public telecommunications services (Class 3 licenses), and

•	the provision of voice telephony services to the public on the basis of self-operated telecommunications networks (Class 4 licenses).

Any entity providing telecommunications services is required to notify the German telecommunications regulator of its operations. Frequencies are to be allocated upon request on a non-discriminatory basis according to objective and verifiable criteria. Frequencies may be awarded by auction or competitive bidding if the German telecommunications regulator determines that frequencies are not available in sufficient quantity for all applicants or if multiple applications are submitted for the same frequency. The German telecommunications regulator may exclude a company from taking part in an auction or competitive bid for licenses or frequencies if the success of that company in an auction or bid would endanger competition based on principles of equal opportunity. The German telecommunications regulator may also deny approval of an application to transfer frequencies on the same basis if scarce frequencies are involved.

Payment of an initial frequency fee is required in connection with the grant or allocation of frequencies. In addition, annual contributions to cover the costs incurred by the German telecommunications regulator in planning and administering efficient and interference-free frequency usage are also required.

Under the proposed amendments to the German Telecommunications Act, regulatory fees may be imposed based on the revenues of telecommunication companies. Although still under discussion, this proposal, if adopted, may have a disproportionate effect on large companies like Deutsche Telekom, and may have a material adverse effect on our results of operations.

Since 1992, T-Mobile Deutschland has held a mobile (class 1) license to establish and operate a public digital telecommunications network based on the GSM standard with 2x12.5 MHz spectrum in the 900 MHz band. This license was originally awarded to Deutsche Telekom (then called Deutsche Bundespost Telekom) in 1990. Following an auction in 1999, T-Mobile Deutschland's GSM license was extended by 2 x 5 MHz in the 1800 MHz band. The license will expire on December 31, 2009. Procedures relating to the extension of this license beyond its current expiration date have not yet been established.

In 2000, T-Mobile Deutschland acquired a UMTS/IMT-2000 license with a frequency allocation of 2 x 10 MHz paired spectrum and 5 MHz unpaired spectrum in the 2 GHz band. This license will remain in force through the end of 2020, provided that T-Mobile Deutschland complies with the general requirements of the German Telecommunications Act and the specific conditions of the license. T-Mobile Deutschland's population coverage obligations under the license is 25% by December 31, 2003 (which has been achieved) and 50% by December 31, 2005.

The proposed amendments to the German Telecommunications Act contain rules relating to spectrum trading. It is not known at this time whether and how this will affect the use of spectrum rights under 2G and 3G licenses by us and our competitors.

One of the six UMTS licenses that were allocated in 2000 was returned to the German telecommunications regulator at the end of 2003. The relevant spectrum (2 x 5 MHz paired spectrum and 5 MHz unpaired spectrum) will be reallocated in the future. However, it is not yet known under what timeframe and conditions such reallocation will take place.

Special Requirements Applicable to Market-Dominant Providers

General

Market-dominant providers and their affiliates are subject to special rules and obligations, including the following:

•	The prior approval or retroactive review of tariffs and tariff-related general business terms and conditions by the German telecommunications regulator, insofar as such tariffs and conditions relate to a market in which the provider is dominant. See "— Pricing."

•	The obligation to offer competitors unbundled special network access (including interconnection) as well as access to essential services and facilities used by the market-dominant provider internally on a non-discriminatory basis. See "— Special Network Access and Interconnection."

•	Potentially, the obligation to provide universal services in a market. See "— Leased Lines — Universal Services."

•	The possible inclusion of restrictive conditions in licenses, such as, in the case of scarce frequencies, a condition not to cooperate with another provider in the same market or the rejection of bids for licenses and frequencies in case of scarce frequency capacity to the extent that equal competition on the relevant market is endangered.

In addition, market-dominant providers must maintain segregated accounting systems to allow for transparency with respect to various licensed telecommunications services, and between such services and license-free services, in order to prevent, among other things, the cross-subsidization of services. In this regard, the German telecommunications regulator may specify the structure of internal accounting for particular telecommunications services subject to licenses. Furthermore, under general competition law principles, market-dominant enterprises may not abuse their dominant position. See "— Competition Law."

Market dominance under the German Telecommunications Act is determined by reference to the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschraenkungen). See "— Competition Law."

Current law provides that a company is presumed to have a dominant position if its share of a particular market equals or exceeds one-third of such market. The determination of the product and geographic markets affected and the criteria relating to market-dominance under the German Telecommunications Act are made by the German telecommunications regulator in agreement with the German Federal Competition Authority.

Pursuant to the proposed amendments to the German Telecommunications Act, the concept of market dominance will likely be replaced by the EU concept of significant market power. Accordingly, if this concept is adopted, the German telecommunications regulator and those companies affected will have to look to European law and practice for additional guidance in this area. The question of which telecommunications markets the German Telecommunications Act applies will for most aspects not be governed in the act itself anymore but will be subject of a market analysis procedure which shall be revised on a two years cycle. The starting point for this market analysis procedure is the "EU recommendation on relevant markets" that specifies a list of telecommunications markets which shall be subject to sector specific regulation. The first recommendation concerns retail markets for fixed public telephone service and leased lines and wholesale markets for unbundled local loop, fixed network interconnection, broadband access, mobile termination/access + origination/international roaming and broadcasting transmission services (see also "— The European Union Regulatory Framework — The New Framework."). The German telecommunications regulator is in the process of reviewing these markets with the results expected by the end of 2004.

We believe that for the foreseeable future, the German telecommunications regulator is likely to view us as holding a dominant position in the German market for public voice telephony services in the fixed network and in other markets, including most of those in which we held monopoly rights in the past. As a result, we expect that the provisions of the German Telecommunications Act relating to the regulation of market-dominant providers will be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to reach dominant positions in the near future, we expect that we will have to compete in significant markets with providers not subject to the requirements applicable to market-dominant providers (or those with significant market power). These competitors may therefore have more flexibility than we have in terms of the selection of services offered and customers served, pricing and the grant of access to their networks.

At the end of 2003, the German telecommunications regulator and the Monopoly Commission (Monopolkommission) reported to the German federal legislature on the developments of competition in the German telecommunications market. Although both reports state that overall competition is developing positively in the German telecommunications market, they conclude that promotion of competition through regulatory intervention continues to be necessary.

Pricing

Under the German Telecommunications Act, tariffs and tariff-related business terms and conditions for the telecommunications services of market-dominant providers and their affiliates are subject to regulation insofar as they relate to a market in which such dominance is determined to exist. Other tariffs are essentially unregulated under the German Telecommunications Act. The tariffs of all providers in Germany are, however, generally subject to European and German law, including competition and consumer protection laws and ordinances. In addition, tariffs for universal services must be set at an "affordable price." See "— Leased Lines — Universal Services."

The German Telecommunications Act distinguishes between tariffs that require prior regulatory approval and tariffs which do not require prior approval but are subject to retroactive review. Prior approval is required for the tariffs of a market-dominant provider in the areas of public voice telephony services, the operation of transmission lines for telecommunications services to the public, and access and interconnection services. All other tariffs, including tariffs in respect of mobile telephony, subscription fees for cable transmission services and fees for satellite services, may be established without prior approval. However, in markets in which a provider is considered to have a market-dominant position, such tariffs are subject to retroactive review to the extent that facts become known which indicate that the tariffs are inconsistent with the German Telecommunications Act.

With regard to pricing issues regulatory, changes are likely to occur according to the draft for a new telecommunication law. In the future, prices for end-customers are in general likely not to require prior approval anymore. Nevertheless, the regulatory authority may oblige market dominant providers to notify new end-customer prices two months before they become effective. Any such price change will also remain subject to retroactive review by the German telecommunications regulator. Finally the draft embodies an obligation for market dominant providers to simultaneously offer with the introduction of end-customer prices corresponding wholesale products to competitors.

Prior Approval of Tariffs

The German Telecommunications Act provides for two basic approaches to prior approvals of tariffs: a price-cap approach and an approach involving individual approvals based on an assessment of the costs of providing a particular service (the "cost-based approach"). The Tariff Regulation Ordinance (Telekommunikations-Entgeltregulierungsverordnung) requires that priority be given to the price-cap approach. The cost-based approach generally applies to tariffs for services that may not be, or are not, combined in a "basket" or "bundled" together with other services in accordance with the price-cap approach.

Tariffs may not be approved if they (1) contain surcharges which prevail solely as a result of the applicant's market-dominant position, (2) include discounts which prejudice the competitive opportunities of other companies in a telecommunications market or (3) discriminate among customers for the same or similar services in a telecommunications market, unless such surcharges, discounts or discriminatory features are objectively justified.

Price-Cap Approach

The price-cap approach to tariff regulation has been applied to voice telephony services to the public. Under the price-cap approach, the German telecommunications regulator establishes baskets or bundles of services, establishes an initial price benchmark for each basket or bundle and limits tariffs for the blend of services within that basket or bundle through the use of a price-cap formula. This formula allows for price increases or requires price decreases from the initial benchmark level, based on the difference between the general inflation rate and a factor that reflects expected productivity improvements. In establishing the price-cap formula, the German telecommunications regulator is required to consider a range of factors, including the relationship of the initial tariff levels to the costs of efficient service provision and the productivity improvements being achieved by other enterprises in similar markets. The price-cap formula has the effect of requiring the affected company to reduce, or limiting the extent to which it can increase, the aggregate tariffs for services within a basket or bundle.

In December 2001, the German telecommunications regulator established the second price-cap regime that was intended to be applicable to the years 2002 through 2004, being divided into three one-year periods. On December 19, 2002, the German telecommunications regulator approved (amongst other pricing measures) price increases as to the monthly retail charge for analogue lines from EUR 11.49 (excluding VAT) to EUR 11.82.

In July 2003, the German telecommunications regulator approved a modification of the price-cap regime that increased our scope for pricing measures within the access basket substantially. In the same month Deutsche Telekom applied for allowance to further increase the monthly fee for analog access by EUR 1.68 (excluding VAT) to EUR 13.50 in addition to increases in one-time charges. These measures became necessary because of a decision of the EU Commission alleging that we abused our dominant position of local access to our fixed-line telecommunications network. The European Commission obliged us to end the allegedly unfair pricing practices immediately. For further information in this regard, see "The European Regulatory Framework — Competition Law." On July 28, 2003, the German telecommunications regulator approved the above mentioned measures with effect from September 1, 2003.

On December 15, 2003, we applied for new pricing measures to take effect on April 1, 2004. These pricing measures generally include an extension of the currently approved tariffs, except with respect to long-distance calls, which are subject to a price reduction of 1% in 2004. The regulator approved our application without any changes on January 29, 2004.

Cost-Based Approach

Tariffs requiring prior approval that are not subject to the price-cap approach are based on the costs of efficient provision of the relevant service. The German telecommunications regulator bases its determination of the costs of efficient provision of service on the long-run incremental costs of providing a particular service, with an additional amount in respect of overhead costs (including an appropriate return on capital employed), to the extent such costs are necessary for the provision of the service. The applicant is required to submit extensive documentation as to its costs and the methods and parameters on which its determination of costs is based in respect of the service. The German telecommunications regulator has broad discretion in deciding whether to accept an applicant's attribution of costs to a particular service. In recent years, in determining tariffs under the cost-based approach, the German telecommunications regulator has declined to take into account costs that we believe were properly attributed to certain services. Discussions continue concerning the appropriate methodology to be used in the calculation of the long-run incremental costs of the services subject to cost-based pricing. In the proposed amendments to the German Telecommunication Act, service prices are not only to be based on the costs of efficient provision of the relevant service, but are also not allowed to exceed the costs of efficient provision of the relevant service.

Retroactive Review of Tariffs

All tariffs of market-dominant providers in markets in which such dominance occurs are subject to retroactive regulatory examination, even if the tariffs were initially subject to prior approval. The German telecommunications regulator must initiate examination proceedings if it becomes aware of facts indicating that tariffs that were initially subject to prior approval contain discounts or discriminatory features that are not objectively justified. In addition, with respect to tariffs not subject to prior approval, the German telecommunications regulator may initiate examination proceedings if it becomes aware of facts indicating that such tariffs contain surcharges, discounts or discriminatory features that are not objectively justified. The German telecommunications regulator may object to such tariffs and declare them invalid.

In 2001, the German telecommunications regulator decided that the rates for external telecommunications services for closed user group members are subject to regulatory approval. We initiated legal proceedings seeking to enjoin this decision and for other relief. The Cologne Administrative Court granted the requested injunction, which was affirmed by the Appellate Court in Muenster. The proceedings in the main action are still pending. For further information in this regard, see "Item 8. Financial Information — Litigation."

In December 2002, the German telecommunications regulator imposed on us the obligation to raise our contractually-agreed rates with two closed user groups. The German telecommunications regulator decided that part of the tariff structure does not comply with cost-based standards. The application of such standards could affect the competitiveness of our services in this market and could lead to a material loss in market share. We initiated legal proceedings seeking to enjoin this decision and for other relief. The Cologne Administrative Court granted us injunctive relief, which decision was affirmed by the Appellate Administrative Court. The proceedings in the main action are still pending. For further information in this regard, see "Item 8. Financial Information — Litigation."

Special Network Access and Interconnection

The German Telecommunications Act imposes specific obligations concerning access to networks and interconnection. The Network Access Ordinance (Netzzugangsverordnung) under the German Telecommunications Act provides details concerning these obligations and specifies the manner in which special network access (including interconnection) is to be accomplished.

General Principles and Practice

Every operator of a public telecommunications network, irrespective of the operator's market position, is obligated, upon request, to make an offer to other network operators for interconnection to its network. If the parties cannot reach an agreement on such interconnection, the German telecommunications regulator will order the interconnection upon application of one of the parties. To date, numerous interconnection orders have been issued. The contents of all agreements on special network access must comply with certain requirements of the Network Access Ordinance. Under the proposed amendments to the German Telecommunication Act, the Network Access Ordinance will be integrated into the German Telecommunication Act which will, among other changes, enumerate specific access obligations (for example resale, billing and collection).

Provisions Applicable to Market-Dominant Providers

A network operator that offers telecommunications services to the public and is market-dominant in a particular market must allow every user access to its network or parts thereof. Such access may be granted via connections provided for all users (general network access) or via special connections (special network access), which includes the interconnection of networks. Limitations on access may be based only on the "essential requirements" set forth in the Open Network Provision Directive of the European Union, which include the preservation of the security of network operations, the maintenance of network integrity, the interoperability of services and the protection of data.

A provider that is dominant in a market for telecommunications services to the public must also grant to competitors active in the same market access to essential services that it uses internally for the provision of such services. Such access must be provided under the same conditions it applies to itself, unless the offer of different conditions can be objectively justified.

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

Fixed-Fixed Interconnection

Since January 2002, we have in Germany an "element-based" interconnection tariff system, which is the international norm. Under this system, the tariff for transmission of traffic is based on the number and type of network elements used in transmission and not on the distance over which the traffic is transmitted. As a result of the implementation of the element-based tariff system, we had to lower our interconnection rates by an average of approximately 14%, enabling our competitors to lower their prices for fixed-line international and domestic long-distance calls. We initiated legal proceedings against the implementation of the element-based tariff system, which proceedings are still pending. For further information, see "Item 8. Financial Information — Litigation."

The German telecommunications regulator approved the current interconnection pricing level in November 2003. The tariffs are valid from December 1, 2003 until May 2006. The decision has required us to lower our interconnection rates by an average of approximately 9.5%. For more information, see "Item 8. Financial Information — Litigation." The decision of the German telecommunications regulator favors those competitors who do not invest in their own infrastructure. See "— Description of Business and Divisions — T-Com."

Additionally, 15 local carriers have applied to the German telecommunications regulator to increase their call termination charges. Deutsche Telekom pays these charges for calls that terminate in the network of the other carrier. These charges were always billed on a reciprocal basis, i.e. at the respective rate approved for Deutsche Telekom. A unilateral increase in termination charges by the local carriers would mean a potentially significant rise in Deutsche Telekom's costs for such services without a corresponding rise in price for the local carriers for the reciprocal service. Accordingly, Deutsche Telekom's costs would increase. On December 5, 2003, the German telecommunications regulator approved the application of the 15 local carriers for higher termination charges. With effect from December 15, 2003 until October 31, 2004 local carriers would be allowed to charge 0.5 cent per minute more for their termination calls than Deutsche Telekom can charge such carriers for the same service. We filed a complaint seeking to enjoin this action and for other relief with respect to this decision. The Cologne Administrative Court granted the injunction in February 2004. In case the injunction will be withdrawn in the main action, we will examine whether price increases for our end-customers will become necessary. For further information, see "Item 8. Financial Information — Litigation."

Fixed-Mobile Interconnection

Following major price cuts in 1998 and in 2000, national termination rates of the German GSM mobile network operators have remained stable since the beginning of 2001. Termination rates of T-Mobile Deutschland are among the lowest in Europe. Further price cuts may be required as a result of the ongoing market analysis procedure currently being conducted by the German telecommunications regulator. For more information see "— Provisions Applicable to Market-Dominant Providers." Such regulatory intervention may have a material impact on our termination revenues.

T-Com is required to offer interconnection partners access to all German mobile operators at regulated rates. These rates consist of the termination rate paid to the mobile operator plus an amount for transport within the fixed network at the level of fixed interconnection rates. Since mobile operators have interconnected with each other and allow for direct termination of alternative fixed network operators, we consider T-Com's transit service for interconnection no longer to be an essential facility for competitors. However, the German telecommunications regulator still insists upon prior approval of these rates.

Local Loop Access

As indicated above with regard to special network access, market-dominant providers are obligated to unbundle their service offerings to the extent demanded by their competitors in a public telecommunications market unless the market-dominant provider can demonstrate that unbundling is not objectively justified under the particular circumstances. In light of this obligation, various competitors have asked us to provide unbundled access to our subscriber lines (i.e., the local loop). By allowing competitors to connect to customer access lines in local networks, unbundling of the local loop allows competitors to gain direct access to subscribers without having to build local networks of their own. In this way, competitors are able to use our customer access lines to offer a wide range of local services directly to the customer. The proposed amendments to the German Telecommunications Act do not appear to change the general obligation to offer competitors fully unbundled access to the local loop.

There are a number of legal proceedings pending relating to decisions of the German telecommunications regulator concerning access charges to the local loop that resulted in severe reductions of our charges for such access. We believe that the German telecommunications regulator did not take into account a number of costs that were justifiable costs for these services. For more information, see "Item 8. Financial Information — Litigation."

On April 29, 2003, the German telecommunications regulator reduced monthly line rental charge to competitors from EUR 12.48 to EUR 11.80. The new charges are valid from May 1, 2003 until March 31, 2005. Furthermore, on June 30, 2003, the German telecommunications regulator decided upon the one-time charges that we may collect from competitors with respect to customers switching out of our network. With effect from July 1, 2003, the one-time basic fee we may charge to competitors when German fixed-line customers switch from using Deutsche Telekom to another carrier for certain telephone services (switching without installation or access work performed at the customer's point of access) was reduced from EUR 70.56 to EUR 56.60. Also with effect from July 1, 2003, the fee we may charge to competitors terminating use of the local loop was reduced from EUR 34.94 to EUR 31.21 (from EUR 50.71 to EUR 47.09 if there is no concurrent switch to another carrier).

Since January 2001, we have been making line sharing offers (i.e. using a single access line for multiple purposes, including sharing access with competitors), in accordance with European Union requirements. In September 2003, the German telecommunications regulator approved our application for the extension of the current monthly line sharing tariff of EUR 4.77 while at the same time requiring us to slightly reduce certain one-time tariffs. In 2002, following a competitor's complaint with respect to an alleged price squeeze between line sharing and T-DSL tariffs, the EU Commission approached us with several requests for information. The EU Commission requested extensive data on the tariffs for cost of line sharing and T-DSL services. On the basis of the provided data, the EU Commission came to the conclusion that there was a negative margin between our line sharing and T-DSL tariffs. The Commission informed us that in its preliminary view the charging of those tariffs was abusive pursuant to Article 82 of the EC Treaty since they would not allow our line sharing customers to effectively compete with us in the DSL-retail market. In order to remedy the EU Commission's concerns, we committed ourselves vis-à-vis the EU Commission to close the alleged price squeeze by (i) refraining from charging the line sharing fees from April 1, 2004 until December 31, 2004, (ii) restructuring our T-DSL tariffs and (iii) applying at the regulator for a reduction of our (monthly and/or one-off) line sharing fees effective as of January 1, 2005. In return the EU Commission informed us that it would not open formal proceedings provided that we comply with the commitments.

In July 2002, the German telecommunications regulator set rules for fair access to the unbundled local loop within our network. Among other things the regulator introduced penalties in order to enforce the time limits set for the provision of local loop access and required us to give competitors access to certain elements of our electronic information systems. We initiated legal proceedings in order to cancel a few of the obligations the regulator imposed upon us (especially the contractual penalties). We obtained injunctive relief, but the proceedings in the main action are still pending. For more information, see "Item 8. Financial Information — Litigation."

Local Carrier Selection

Commencing on April 25, 2003, we were required to implement local carrier selection alternatives for our customers (referred to as "call-by-call"). In addition, pre-selection of local call carriers by our customers commenced on July 9, 2003. On June 4, 2003 the German telecommunications regulator approved a fee of EUR 4.40 for the service of pre-selection for local calls, pre-selection for long-distance calls and for a service where pre-selection for local and long-distance calls are ordered together.

Leased Lines

In May and July 2002, the German telecommunications regulator imposed upon us the obligation to modify our contractual conditions for the provision of leased lines. We are required, among other things, to include in our contracts clauses to pay penalties in the case of delays, to expand wholesale supply, and to warrant certain delivery periods. We initiated legal proceedings. Our request for an injunction was granted by the Cologne Administrative Court and affirmed by the Appellate Administrative Court in Muenster. Both courts confirmed explicitly that Deutsche Telekom's leased line provisioning practices are not discriminatory. The proceedings in the main action are still pending. For more information, see "Item 8. Financial Information — Litigation."

Resale

The German telecommunications regulator decided in 1999 that regulatory approval is required for our offers of services for purposes of resale. In May 2001, the German telecommunications regulator issued an order requiring us to offer subscriber network services (i.e., access and local services including DSL) to a particular competitor for purposes of resale. We initiated legal proceedings with respect to this decision. In July 2002, the Cologne administrative court corroborated the regulator's position towards the obligation of Deutsche Telekom to offer wholesale products for the purpose of resale in the main legal proceeding. We appealed this decision before the German Federal Administrative Court, which confirmed our obligation on December 3, 2003. Accordingly, we now must offer our access and local call services, including DSL access, for resale by our competitors.

On July 18, 2003, in response to an impasse in discussions with a competitor regarding the resale of telecommunications services, the German telecommunications regulator imposed on us the formal obligation to submit an offer that would permit telecommunications services resellers in Germany to acquire from us line access services (including DSL) unbundled from conveyance services. On December 1, 2003, we submitted the offering containing the demanded features to the competitor. The offering is still being scrutinized by our competitor. In the end, the possible reduction of revenues and margins for us will depend on the discount we will have to grant our competitors on the prices of our retail products. The amount of the discount is likely to be determined in the course of a regulatory proceeding.

These decisions relating to resale allow our competitors effectively to engage in the risk-free arbitrage of price differentials in a market where Deutsche Telekom and other network operators have made considerable investments in telecommunications access infrastructure. The decision may therefore provide a disincentive to further investment in infrastructure and future technologies.

Although the demand for resale products is small today, this may change as a result of proposed amendments to the German Telecommunications Act. As currently proposed, the German telecommunications regulator would be authorized, at its option, to require us to offer to our competitors conveyance services or line access services bundled with conveyance services for purposes of resale by those competitors. It is possible that in the ongoing parliamentary process a provision requiring us to provide such services to resellers will be reintroduced into the draft legislation. We would expect that the financial consequences of our becoming required by statute or regulatory order to provide such services would be significant, because resale enables our competitors without their own networks to compete quickly with our retail products by offering one of our products at a lower cost.

Tariff Packages

There were no requirements concerning prior approvals of tariff packages by the German telecommunications regulator in the past (packages including tariffs, access charges and additional features). The German telecommunications regulator is currently considering complaints from our competitors that call for the regulatory prior approval of certain tariff packages in the future. We believe that regulator is questioning whether the additional features and hardware bundles that are included in some of packages are actually being priced based on cost, and so is questioning whether the tariffs are cross-subsidizing these elements of the packages. A misuse of market-dominant power is in the future likely to be presumed if products are packaged unreasonably. According to the proposed amendments to the German Telecommunication Act, prices for end-customers are likely no longer to require prior approval.

Internet Access

On December 15, 2000, we began offering access to our public switched telephone network to Internet platform providers at flat ("unmetered") rates in response to a decision of the German telecommunications regulator requiring us to offer such a flat rate product. In March 2001, we successfully applied for a preliminary injunction against the obligation to offer a flat rate to Internet platform providers, with the effect that we are currently not obliged to offer such a flat rate product. We still offer unmetered access to our public switched telephone network to Internet platform providers voluntarily. The German telecommunications regulator has suspended the related proceeding at present. The proposed amendments to the German Telecommunications Act contain an option for the German telecommunications regulator to obligate market dominant providers to offer access using certain tariff arrangements (for example, flat rate tariffs).

Apart from access to the unbundled local loop and shared access/line sharing, we are currently offering several DSL wholesale products which provide competitors different opportunities for their own individual DSL-offers depending on their own network structure. To meet market demand, we plan to introduce further wholesale DSL products this year, such as DSL-Resale and Bitstream Access. A DSL resale offer is already being negotiated with competitors. Bitstream Access will be a combined product including T-DSL resale (as the access part of Bitstream Access) and one of the existing wholesale products.

T-Online is not subject to the regulation of its tariffs under the German Telecommunications Act. However, Internet subscribers are indirectly affected by the regulation of tariffs, including wholesale costs and charges for telecommunications services. In June 1999, the German telecommunications regulator ruled that the Internet access charges of T-Online are not subject to price regulation because the dominant feature of online services is not telecommunications, but so-called "tele-services" (Teledienste). Nevertheless, there are some indications that the German telecommunications regulator may change its regulation of prices for access to online services in the future. In the new regulatory framework, an extension of sector-specific regulation to online communications markets cannot be ruled out.

Universal Services

The German Telecommunications Act includes provisions to ensure the availability of certain basic telecommunications services (referred to as "universal services") throughout Germany. Additional details concerning universal service requirements are provided in the Universal Service Ordinance and in the Telecommunications Customer Protection Ordinance. For more information, see "— Customer Protection Ordinance."

The Universal Service Ordinance defines "universal services" to include public fixed-network voice telephony with certain ISDN features, directory services, telephone books, public pay phones and certain categories of transmission lines. These services must be universally available to all customers at a price determined by the German telecommunications regulator to be an "affordable price."

Under the German Telecommunications Act, if a universal service in a particular product and geographic market is not being appropriately and adequately provided, or where there is reason to believe that such provision will not be accomplished, each licensee with a share of at least 4% of the product market for such service or a dominant position in the relevant product and geographic market can be required to contribute through payments to the cost of providing such universal service. Contributions are required if the provider of a universal service proves that the long-term additional costs of providing the service efficiently in the relevant geographic market, including adequate interest on capital employed, exceed the revenues from providing that service at an affordable price.

Under the Universal Service Ordinance, which came into effect at the beginning of 1998, market-dominant providers in the relevant markets may be required to provide universal services. We provide customers with voice telephony and other universal services within the framework of the law and our General Terms and Conditions. We currently provide the universal services specified by the Universal Service Ordinance without compensation. If we decide to stop providing any of the services referred to in the Universal Service Ordinance, we must give at least one year's advance notice. We expect that we will, for some time to come, be the only provider considered suitable to be subjected to the obligation to offer universal services. Accordingly, it may prove difficult for us to cease providing universal services in some markets, although we may be able to claim special compensation.

If we become required to offer a universal service, and if the revenues from providing that service are insufficient to cover its additional costs, the compensation granted under the German Telecommunications Act may be insufficient to cover our full costs of providing that service. This results from the fact that we, like other licensees, are required to contribute to the cost of providing these services in proportion to our market share.

Amendments to the German Telecommunications Act that change the scope of universal service obligations are a possible outcome of the ongoing legislative process. Currently, however, we do not expect such changes, since the current draft of such proposed amendments does not materially extend or curtail the scope of universal service obligations.

Customer Protection Ordinance

The Telecommunications Customer Protection Ordinance ("Customer Protection Ordinance") covers the special rights and obligations between providers of telecommunications services to the public and their customers, who may be either end customers or competitors to the extent that they have concluded a contract or intend to conclude a contract with the relevant telecommunications provider. As a result, nearly all our products and services, with only a few exceptions, such as the marketing of telephones, are subject to the provisions of the Customer Protection Ordinance.

Under the provisions of the Customer Protection Ordinance, market-dominant providers must make their services available to everyone on the same terms. Exceptions must be objectively justified. Further, although telecommunications providers generally have some flexibility in determining whether to offer services in "bundles," the dominant provider is required to offer individual services on an unbundled basis when there is a "general demand" for those individual services in the market. This requirement applies to the description of individual services and the relevant service specifications, as well as the billing for such services. However, offering individually listed services as a package is still allowed.

In addition, the market-dominant provider must, upon request, eliminate or repair any malfunction immediately, including at night or on Sundays or holidays. Customers can request a free itemized statement of their calls, which must be detailed enough to allow them to check and monitor the accuracy of their bills. In the event that a customer has made no other arrangements with another provider, the customer will receive a combined bill from his local carrier. In such cases, the charges for all calls that the customer has made via other providers must be listed separately. Finally, as of January 1, 2001, telecommunications service providers have been under an obligation to ensure that any customer who has set a ceiling for its calling charges does not exceed it. The Customer Protection Ordinance also allows for certain limitations on the liability of telecommunications service providers.

The Customer Protection Ordinance is currently under legislative review. In April 2003, the Ministry of Economics published a first draft of a revised Customer Protection Ordinance. Upon review of this draft legislation it is possible that the new Customer Protection Ordinance will expand certain customer rights, such as the right to receive free itemized bills for services beyond voice telephony calls.

The Federal Government enacted separate legal requirements in response to the misuse of certain value-added and premium rate services by some of our customers, who offer such services under specific prefixes within our network. Such services are billed directly to the customer. The new law adopted in the summer of 2003 gives expanded monitoring powers to the German telecommunications regulator and imposes strict and potentially costly requirements on network operators and providers. In view of the forthcoming amendment of the German Telecommunications Act, and the lobbying of consumer protection associations, further tightening of existing legal regulations in the coming months cannot be ruled out.

Billing and Collection

Contrary to our view that mandatory billing services under the Customer Protection Ordinance do not include the collection of bills on behalf of competitors, the German telecommunications regulator ruled on February 21, 2000 that we must continue to offer billing and collection services for dial-up voice telephony, directory inquiry, value-added services and dial-up Internet-by-Call. According to these rulings, however, we were no longer obligated to manage customer complaints, send late payment warnings or enforce late payments on behalf of competitors after January 1, 2001. We initiated legal proceedings, which are still pending. For more information, see "Item 8. Financial Information — Litigation." The proposed amendments to the German Telecommunications Act provide an explicit option for the German telecommunications regulator to require us to offer billing and collection services. The proposed amendments to the German Telecommunications Act are likely to clarify the range of the obligation to offer billing and collection services and to deliver customer data for accounting purposes. The draft explicitly excludes an obligation to send and enforce late payment warnings. It expands the range of billing services to products that are only based on telecommunication services and sets upper Euro-limits for the billing and collection of unmetered services. According to the proposed amendments to the German Telecommunications Act, prices for billing and collection are not regulated if an agreement is concluded with the predominant part of the relevant market.

Use of Public Rights of Way

Under the pre-German Telecommunications Act laws, we were entitled to utilize the Federal Republic's rights of way over public property free of charge. Pursuant to the German Telecommunications Act, the Federal Republic's right to use such rights of way free of charge was transferred to licensed operators of transmission lines for public telecommunications services. Our right to utilize such rights of way has been carried over under our license. The German Telecommunications Act requires that operators of transmission lines obtain the consent of the authority responsible for the maintenance of the relevant public ways before laying new transmission lines or modifying existing transmission lines. We have agreed on a cost-saving and delay-avoiding procedure with federal associations of municipal authorities to simplify the process of obtaining the required consent.

Under the German Telecommunications Act, if the establishment of new transmission lines by an operator through the use of public rights of way is not feasible or technically possible or if the cost is disproportionately high, an operator of an existing transmission line using those public rights of way may be obligated to grant to the operator of those new transmission lines the joint use of its installations, such as ducts, for adequate compensation, provided no major construction work is required and such joint use is economically feasible.

Competition Law

The requirements imposed upon us by German competition law should also be viewed in the context of European Union competition rules. For more information in this regard, see "— The European Union Regulatory Framework — Competition Law."

The German Act Against Restraints of Competition prohibits the abuse of a market-dominant position as well as the distortion of competition through agreements or collusive behavior by market participants.

Notice of mergers, including the creation of joint ventures, must be provided to the German Competition Authority before they can be executed if the concerned undertakings' turnover reaches a certain threshold but remains below the threshold above which proposed mergers must be notified to the EU Commission. The German Competition Authority will prohibit mergers if they create or strengthen a market-dominant position. The German Competition Authority is empowered to enforce these laws and may impose sanctions if their orders are contravened. Before taking action against abuses of a market-dominant position in the telecommunications sector, the German Competition Authority must consult with the German telecommunications regulator. Market participants damaged by abusive practices on the part of a market-dominant provider may sue for compensation under the German Telecommunications Act as well as under the German Act Against Restraints of Competition.

On August 8, 2003, the German federal competition authority opened formal proceedings against us following a complaint by Vodafone D2 and info.portal. The German telecommunications regulator opened parallel proceedings. We provided the complainants and other parties with access to the "NDIS" online directory information database. The operators of Vodafone D2 and info.portal use this database for providing voice directory services. In June 2003, we installed a filter in NDIS that grants access only to external users for whom the German Telecommunications Act obliges us to make directory services openly available. Hence, directory information that we do not obtain in our function as a carrier but from other sources is not being provided to external NDIS users. The complainants assert that this practice limits their possibilities to provide operator-based voice directory services and thus constitutes an abuse of a dominant position. Seeing that most companies providing operator-based voice directory services use the NDIS technology or comparable software of at least two other companies we have argued that we do not have a dominant position in the first place. Furthermore, we contend that the filter complies with the relevant article of the German Telecommunications Act. If the complainants succeed, we would be obliged to adapt the filter in accordance with the regulator's decision and deliver value added data to third parties.

The European Union Regulatory Framework

General

Germany is a member state of the EU. As such, it is required to enact EU legislation in its domestic law and to take EU legislation into account in applying its domestic law. EU legislation can take a number of forms. Regulations have general application, and are binding in their entirety and directly applicable in all member states. Directives are also binding, but national authorities may choose the form and method of implementation.

Over the past fifteen years, the EU Commission has opened the telecommunications markets to competition through a series of liberalization directives that gradually abolished the monopoly rights of state-owned telecommunications operators. Public voice telephony services became open to full competition in the majority of EU member states, including Germany and Austria, with effect from January 1, 1998, and had been open to full competition in the United Kingdom before 1998.

Between 1989 and 2001, the European Union adopted a number of directives and recommendations regarding open and efficient access to, and use of, public telecommunications networks and services. These were intended to harmonize technical interfaces, usage conditions, mandatory minimum service standards for all fixed-line users, and a general framework for tariffs throughout the European Union. Specific measures have been adopted in a number of areas including licensing and interconnection. Additional obligations in relation to special network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination are imposed on operators which are designated by the national regulatory authorities (NRAs) in the telecommunications sector as having significant market power in a telecommunications market.

The New Regulatory Framework

At the end of 1999, the EU Commission initiated a review of the European Union telecommunications regulatory framework focusing on the development of competition in the European telecommunications sector and the increasing convergence of media, telecommunications and information technology. In February and July 2002, legislative measures were adopted consisting of a general framework directive and four specific directives regarding (i) access to and interconnection of electronic communications networks, (ii) mandatory minimum service standards for all users ("universal service") and users' rights, (iii) authorization and licensing regimes and (iv) telecommunications data protection as well as a decision on a regulatory framework for radio spectrum policy in the European Union. Member states are under an obligation to implement the directives into their domestic law within 15 months of adoption. So far, the directives have been adopted in 8 of 15 member states. All other member states, including Germany, are expected to implement these directives in the course of 2004. See "— Provisions Applicable to Market-Dominant Providers — General."

The directives of the EU Commission are intended to:

•	establish the rights, responsibilities, decision-making powers and procedures of the NRAs and the EU Commission, including an NRA's obligation to submit to the EU Commission and the NRAs of other European Union member states, prior to adoption, proposed regulatory measures relating to market definition and significant market power, and the EU Commission's power to require NRAs to withdraw such proposed measures to the extent the EU Commission considers such measures to form a barrier to the single European market or are incompatible with EU law.

•	identify specific policy objectives that NRAs must achieve in carrying out their responsibilities (namely, to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the European Union's internal market in a converging technological environment).

•	provide that operators with significant market power in relevant communications markets can be subject to certain obligations, such as obligations relating to the cost-orientation of prices, transparency, non-discrimination between their own subsidiaries and competitors, accounting separation and mandated access to, and use of, network facilities as set out in the directives on universal service and access. Significant market power is defined on the basis of the concept of dominance as developed in the case law of the European Court of Justice and the Court of First Instance of the European Communities.

A European Union regulation on unbundled access to the local loop entered into force in January 2001. It contains the obligations to provide full unbundled access to the copper paired wire lines and at the same time unbundled access to the high frequency spectrum (line-sharing).

The EU Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies certain markets having characteristics which may justify the imposition of regulatory obligations. The first recommendation concerns retail markets for fixed public telephone service and leased lines and wholesale markets for unbundled local loop, fixed network interconnection, broadband access, mobile termination/access + origination/international roaming and broadcasting transmission services. NRAs are obliged to carry out new market analyses on all communications markets included in the EU Commission's recommendation or that NRAs have decided to include in the scope of sector-specific regulation with the agreement of the EU Commission. The EU Commission will regularly review its recommendation. The preparation of the first review may start at the end of 2004.

Whether the new regulatory framework will increase or decrease our regulatory burden will largely depend on the manner in which the directives are implemented in member states, how the new framework will be applied by the EU Commission and NRAs and how the newly established European Regulators Group (ERG), a body composed of representatives of NRAs, will influence the NRAs' decisions.

In the context of the new regulatory framework, pressure is also rising to regulate wholesale broadband access as the EU Commission has identified "wholesale broadband access" as a separate market. The EU Commission has also stated that "bitstream access," which is considered as one alternative of the wholesale broadband access market, has not been made available to all participants in Germany. The ERG is currently investigating whether a harmonized approach by the NRAs is necessary. In November 2003, the ERG determined that bitstream access is essential to the development of competition in the wholesale broadband access market and that the NRAs should mandate a bitstream access product. The German telecommunications regulator is in the process of reviewing bitstream access, thereby commencing the process of market analysis in the German broadband access market. The findings of the ERG, to be finalized in the second half of 2004, may result in additional pressure on the German telecommunications regulator to adopt further regulation relating to bitstream access and products. Any such actions may have negative effects on our operations and market share in this area.

The new regulatory framework will result in increased co-operation between the EU Commission and the ERG and NRAs, with the EU Commission taking a lead role in determining key regulatory issues, such as market definition and market power analysis. The ERG assists in establishing a joint approach with the EU Commission relating to the application of specific regulatory remedies to operators with significant market power. This will in turn influence NRA decisions on the imposition of regulatory obligations for specific market failures. The currently discussed joint proposal of the EU Commission and the ERG contains several specific recommendations (e.g., relating to mobile termination rate regulation and wholesale access regulation) that would result in a more rigid regulatory regime.

The new telecommunications data protection directive allows member states to adopt legislative measures concerning traffic data retention where it is proportionate and necessary to, among other things, safeguard national and public security and to prevent and prosecute criminal offences or unauthorized uses of electronic commerce systems. An obligation to retain traffic data could, depending on scope and duration of the retention, result in significant costs for us as a network operator. The proposed amendments to the German Telecommunications Act — as proposed by the Federal Parliament — do not currently contain data retention obligations. However, European Union member states as well as the federal states in Germany are currently discussing whether to adopt legislation on traffic data retention for law enforcement purposes.

In March 2004, the European Parliament and Council reached a compromise agreement on a directive on measures and procedures to ensure the enforcement of intellectual property rights. The proposal contains a number of measures aimed at facilitating the prosecution of copyright infringements in the context of file-sharing of music and video files via peer-to-peer platforms. These measures need to be applied only for breaches committed on a commercial scale, i.e., consumers acting in good faith will be excluded. Although the directive provides for wide-ranging claims against third parties such as ISPs and network operators, no further obligations or liability claims against ISP and network operators were established on the EU level. However regulatory requests to ISP and network operators for data concerning customers who are linked to alleged infringements might increase and cause further costs. The requests for information are, however, constrained as they can only be pursued within a pending court procedure.

The EU Commission has recently launched a consultation concerning the Legal Framework for Payment in the Internal Market. Financial regulation was originally designed to deal with high-value payments, person-to-person transactions and higher risks for consumers. Current EU legislation already provides for regulation of e-money but has been interpreted in many different ways by national financial regulators. The purpose of the EU Commission's consultation is to harmonize the application of the existing framework. Harmonization could lead to an intensified application of financial regulation in countries in which we are active. As a result it, may become necessary for companies in our group to obtain banking or e-money licences. Increased regulation could have a detrimental effect on current business models, such as prepaid mobile services, premium rate services or micropayment systems, as well as potentially also on future business models.

Infringement Proceedings Against Germany

The EU Commission has launched infringement proceedings against Germany, which can also affect the regulatory situation of Deutsche Telekom.

On October 30, 2000, the EU Commission commenced proceedings against the Federal Republic alleging that the Federal Republic has failed to fully implement the European Union interconnection directive with regard to local carrier selection. The German government required us to offer carrier pre-selection and call-by-call selection for local calls from December 1, 2002. Following a suspension of this obligation for technical reasons by the German telecommunications regulator, Deutsche Telekom has offered call-by-call since April 2003 and local pre-selection since July 2003. The EU Commission has announced that it intends to close the proceedings relating to local carrier selection.

In December 2002, the EU Commission commenced a further proceeding against Germany, claiming that the partial revision of the German Telecommunications Act with regard to carrier selection unduly limits the obligation to offer carrier pre-selection and call-by-call selection for local calls because operators that want to offer local calls on the basis of carrier selection are obliged to connect with the local network operator on a local level. The EU Commission is of the view that a network operator connected at any level of the network should be able to offer carrier selection for local calls. In July 2003, the EU Commission extended its proceedings relating to the imposition of access deficit charges. These proceedings may have a negative impact on the regulatory environment with respect to local competition. Since the proposed amendments to the German Telecommunications Act do not provide for access deficit charges to be levied, we believe that this portion of the proceedings will be closed.

Competition Law

The European Union competition rules have the force of law in the member states and are therefore applicable to our operations. The main principles of the European Union competition rules are set forth in Articles 81 and 82 of the Treaty of Rome and in the European Merger Regulation.

Article 81(1) of the Treaty of Rome prohibits concerted practices or other agreements between competitors that may affect trade between member states and which restrict, or are intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a market-dominant position within a substantial part of the European Union that may affect trade between member states. The EU Commission enforces these rules in cooperation with the national competition authorities (in Germany, the German Competition Authority). The German Competition Authority may also directly enforce the competition rules of the Treaty of Rome. In addition, the national courts have jurisdiction over alleged violations of European Union competition law.

We periodically receive requests for information from the EU Commission. Through inquiries of this kind, the EU Commission monitors the development of competition in the telecommunications markets in all member states of the European Union. Further investigations and other remedial measures of the EU Commission aimed at promoting competition in the European telecommunications sector may be expected. Other telecommunications providers and we are currently subject to sector-specific inquiries in the fields of local loop unbundling, leased lines and roaming.

The European Merger Regulation (amended effective May 1, 2004) requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended Merger Regulation, concentrations will be prohibited if they significantly impede effective competition in the common market or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position.

On July 11, 2001, the EU Commission issued a press release confirming that EU Commission inspectors and officials from national competition authorities had started carrying out simultaneous inspections at the premises of nine European mobile telephony operators located in the United Kingdom and Germany. Our subsidiaries T-Mobile Deutschland and T-Mobile UK were among the companies inspected. The EU Commission asserted that a European Union-wide sector inquiry had established serious competition concerns regarding pricing practices for mobile roaming services that warranted further investigations, particularly in the United Kingdom and Germany. The EU Commission statement indicated that the inspections in the United Kingdom and Germany were to ascertain whether there is consumer price fixing by mobile operators in both countries. The statement further indicated that the inspections intended to verify whether German operators have illegally fixed the wholesale prices they charge to other operators, and whether these prices are excessive or discriminatory. The EU Commission has been focusing its inquiry on the UK operators, resulting in a number of further requests for information. While the EU Commission has not yet opened formal proceedings against any of the operators, it has alluded that it may do so in the course of 2004. We are cooperating fully in the investigation. If the EU Commission were to establish that any anti-competitive activities have occurred, it could impose fines of up to 10% of prior year group global sales on each company participating in the violation, although we believe that the EU Commission has not as of yet imposed a fine to the maximum extent permissible. In addition, we could be obliged to lower the wholesale prices we charge to other operators. We do not believe that our subsidiaries T-Mobile Deutschland or T-Mobile UK have engaged in anti-competitive activities regarding mobile roaming services. This proceeding, however, if determined adversely, or if it results in other regulatory action relating to mobile roaming services, could have a negative impact on T-Mobile's and our results of operations. Lower wholesale prices to other operators may also result from a market analysis procedure regarding the market position of T-Mobile Deutschland and T-Mobile UK with respect to wholesale international roaming services. For more information, see "— The European Regulatory Framework."

T-Mobile and mmO2 have concluded an agreement concerning UMTS infrastructure sharing and roaming arrangements for their operations in Germany and the United Kingdom. The arrangements have been cleared by the EU Commission in April/July 2003, subject to time limits for roaming in the areas where UMTS licenses require licensees to build out their own network infrastructure. Similar arrangements have been put in place by T-Mobile's T-Mobile Austria and T-Mobile Netherlands

subsidiaries. The arrangement in Austria, which has a limited scope, is currently not subject to notification with the Austrian national competition authority. The arrangement in the Netherlands has been cleared by the Dutch Competition Authority.

In December 2003, T-Mobile formed an alliance of mobile phone operators with Telefonica Moviles, Telecom Italia Mobile and Orange (see "— Description of Business and Divisions — T-Mobile — Integration and Alliances"). The alliance has engaged in a number of cooperation projects between the parties which have been summarized in a notification to the EU Commission. The parties believe that the cooperation does not result in a significant restriction of competition. The EU Commission is currently reviewing the cooperation projects. Should the EU Commission identify significant restrictions of competition, the parties to the alliance may have to alter their cooperation arrangements.

On March 17, 1999, Mannesmann Arcor filed a complaint with the EU Commission against the Federal Republic and against us. The complaint is primarily related to our prices for unbundled access to the local loop, which were set by the German telecommunications regulator, and to our subscriber line prices which are subject to the German price-cap regime. Other competitors jointly filed two further complaints to the EU Commission containing similar allegations. On May 21, 2003, the EU Commission adopted a decision against us for allegedly abusing our dominant position by charging to our competitors and end-users unfair monthly and one-off charges for access to our local network. The EU Commission directed us to end the alleged unfair pricing practices immediately and to refrain from repeating the alleged abusive behavior. In addition, the EU Commission imposed a fine of EUR 12.6 million. To comply with the EU Commission's decision, we requested that the German telecommunications regulator approve a modification of the price cap regime that would allow us to increase the monthly fee for basic charges for analog access, which request was granted. Additionally, in July 2003, we filed a lawsuit with the Court of First Instance of the European Communities to obtain reversal of the EU Commission's decision and fine.

International Regulation

Regulatory Regime

We are subject to the regulatory regimes of those countries where we or our subsidiaries or affiliates are offering services and/or operating networks. Regulation in these countries includes, for instance, procedures for granting or renewing licenses to use scarce resources (mainly frequencies), coverage conditions and other conditions contained in licenses, universal service obligations, price approval and product launch procedures, regulation of the terms of interconnection and network access for other network operators, requirements to permit customers to select a different carrier for individual calls or to reselect a different carrier, number portability requirements, regulation relating to potential health effects of mobile communications devices and related regulatory cases. In some countries, the general legal framework and the regulatory framework relating to telecommunications are less well developed than in Germany. This leads to legal and regulatory uncertainty that could have an impact on our operations in those countries. Certain regulations may limit the flexibility of our subsidiaries to respond to market conditions. This is especially true for the mobile sector.

Licenses

To provide services and to operate our network internationally, a network operator license or a service provider's license, or both, is required from the regulatory authorities in the respective countries in which we are offering services and/or have network operations. The duration of any particular license depends, in part, on the requirements of the respective countries. In some countries, there are no time restrictions, and in others the duration of the license is between 3 and 25 years. Normally, the renewal of a license in Europe and in the United States and Canada will be granted at low cost upon application. We do not anticipate any significant difficulties in renewing our licenses.

In addition, T-Systems co-operates with duly licensed operators and service providers in those countries where T-Systems does not maintain its own operators licenses. In the event that T-Systems has not obtained a required license or otherwise entered into a cooperation arrangement with a licensed operator, T-Systems may be subject to penalties and sanctions, including criminal prosecution, in some countries.

The new regulatory framework of the European Union, which was required to be implemented by July 2003 by European Union member states, but which has not yet been implemented in Germany, is expected to have significant impact on our operations.

Eastern Europe

Central and Eastern European states that are candidates for accession to the European Union by May 1, 2004, are required to implement the new European Union regulatory framework by this date. For further information regarding this new legal regime, see "— The European Union Regulatory Framework — New Regulatory Framework." We are subject to the laws and regulations of other countries where we or our affiliates have operations. For fixed-line communications, these countries are Slovakia, Hungary, Croatia and Macedonia. Deutsche Telekom's fixed-line subsidiaries in Central and Eastern Europe are facing strong competition from mobile phone operators and, to a lesser degree, from Voice-over-Internet Protocol operators.

The business impact of increased regulation on Deutsche Telekom's subsidiaries in Central and Eastern Europe will depend on the way in which national regulatory authorities use their newly acquired powers and on whether competitors take advantage of regulatory decisions in their favor. However, increased pressure on prices and market shares is to be expected.

Slovakia

Slovakia, an EU accession country, is required to implement the EU's New Regulatory Framework no later than the date of accession, which is scheduled for May 2004. On December 3, 2003, the Slovak Parliament adopted a new Slovak Telecommunications Act as part of the preparation for EU accession. This new Slovak Telecommunications Act became effective on January 1, 2004. Under the new legislation, the regulatory authority in Slovakia can now impose the full range of remedies provided by EU law, especially those contained in the Access Directive on telecommunications providers with significant market power. Among the remedies available are obligations to disclose information on the terms of interconnection and network access to competitors, to treat competitors in a non-discriminatory manner, to keep separate accounts for activities related to interconnection and network access, to grant competitors network access, and to comply with wholesale and — under certain additional conditions — retail price controls. Furthermore, operators with significant market power may be required to implement carrier selection and carrier pre-selection, which allow end users to choose a provider other than the incumbent to route and bill their calls. However, all of these remedies may only be applied after the national regulatory authority has conducted a market analysis showing that regulatory intervention is justified and proportionate. Given that competition within the fixed network is only beginning in Slovakia, it is likely that Slovak Telecom will be found to have significant market power on a large number of the markets subject to regulation. As a consequence, it is likely that certain obligations to grant network access at regulated terms and conditions will be imposed on the company. Network access obligations are likely to also include, for the first time, access to the unbundled local loop. For interconnection and access to the unbundled local loop, Slovak Telecom will have to submit reference offers, which are currently being prepared. In this manner, the new Slovak Telecommunications Act facilitates market entries of alternative carriers. In the event of increased competition, Slovak Telecom is likely to lose market shares in at least some segments of the markets in which the company is operating. That fixed line competition is about to start is underlined by the fact that several competitive carriers are currently negotiating interconnection agreements with Slovak Telecom.

Hungary

Hungary, also an EU accession country, is required to implement the EU's new regulatory framework no later than the date of its accession, which is scheduled for May 1, 2004. On November 24, 2003 the Hungarian Parliament adopted a new Hungarian Telecommunications Act, most of which became effective on January 1, 2004. Under the new legislation, the Hungarian regulatory authority can impose the full range of remedies provided by EU law, especially those contained in the Access Directive on telecommunications providers with significant market power. Among the remedies available are obligations to disclose information on the terms of interconnection and network access to competitors, to treat competitors in a non-discriminatory manner, to keep separate accounts for activities related to interconnection and network access, to grant competitors network access, and to comply with wholesale and — under certain additional conditions — retail price controls. Furthermore, operators with significant market power may be required to implement carrier selection and carrier pre-selection, which allow end users to choose a provider other than the incumbent to route and bill their calls. However, all of these remedies may only be applied after the national regulatory authority has conducted a market analysis showing that regulatory intervention is justified and proportionate. In addition to the aforementioned remedies, the Hungarian regulatory authority is empowered to check whether the relationship between Matáv's wholesale and retail prices constitutes a "price squeeze" for competitors. If a price squeeze were found to exist, the company would have to change its prices correspondingly, and could be fined for its past behavior.

Although some competition within the fixed network has existed in Hungary for several years now, Matáv still possesses substantial market shares in many telecommunications markets. Therefore, it is likely that Matáv will be found to have significant market power on a large number of the markets subject to regulation. As a consequence, it is likely that regulatory obligations, especially regarding network access at regulated terms and conditions, will be imposed on the company. In this manner, the new Hungarian Telecommunications Act facilitates market entries of alternative carriers. In the event of increased competition, Matáv is likely to lose market shares in at least some segments of the markets in which it is operating. However, many of the regulatory instruments provided by the new Act are not new. Already under the Hungarian Telecommunications Act of 2001, Matáv was required, for example, to grant access to the unbundled local loop and has concluded a number of interconnection agreements with competitors. To this end, the company was and is under an obligation to submit reference offers, which are subject to regulatory approval.

Croatia

Croatia has officially submitted an application to join the European Union, but is not yet scheduled for accession. A new Croatian Telecommunications Act was adopted on August 1, 2003. It confers new powers on the regulatory authority, bringing the country's legal framework roughly in line with the pre-2002 regulatory framework of the European Community.

The scope of these new powers is somewhat less far-reaching than in Hungary and Slovakia. The new Croatian Telecommunications Act does not allow the regulatory authority to impose unbundling of the local loop, carrier pre-selection, and number portability before January 1, 2005. However, the authority can, among other things, regulate access and connection charges as well as conditions for interconnection, which may have a detrimental impact on revenues especially as competition in the fixed network begins to unfold. Finally, Hrvatski Telecom is negatively affected by provisions of the new Croatian Telecommunications Act that exclude financial compensation for universal service if the obligated provider has a market share of more than 80%, and require telecommunications network operators to carry out wiretapping requests without getting their costs reimbursed.

Macedonia

Macedonia is not a candidate for EU accession at the present time. A new Macedonian Telecommunications Act is in preparation, but Makedonski Telekomunikacii still benefits from monopoly rights until January 1, 2005. However, interconnection agreements have already been concluded with mobile phone operators. Moreover, the need to prepare for a competitive environment could require some rebalancing of the company's retail prices.

International Mobile Regulation

USA: T-Mobile USA

Our telecommunications systems and operations in the United States are regulated by the FCC pursuant to the Communications Act of 1934 (the "U.S. Communications Act") and the Telecommunications Act of 1996 (the "U.S. Telecommunications Act") (collectively, the "Acts") and by various other federal, state and local government bodies. Various other federal, state and local governmental agencies may also exercise jurisdiction over Commercial Mobile Radio Service (CMRS) operators. Any of the aforementioned agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our wireless business in the United States. FCC regulations applicable to CMRS operators include, among other things, required service features and capabilities, such as number pooling and portability and emergency 911 service. The FCC does not regulate the rates charged by CMRS operators.

The FCC allocates spectrum licenses for radio frequency spectrum through competitive bidding, or auctions. T- Mobile USA operates exclusively in the PCS frequency bands at 1900 MHz. The FCC generally allows all qualified applicants to bid on spectrum licenses, with the exception of certain spectrum licenses that are reserved. The FCC divided the United States into 51 Major Trading Areas (MTAs) and 493 Basic Trading Areas (BTAs) for purposes of auctioning PCS spectrum, with the result that six or more CMRS licensees frequently compete against one another in a given market. Spectrum licensees are generally allowed to divide their licenses further, either spectrally ("disaggregation"), geographically ("partitioning"), or both, in private transactions after an auction, subject to certain restrictions.

T-Mobile USA's ability to expand coverage and provide additional capacity to handle its growing customer base and new service offerings is limited to those markets where we have obtained or can obtain licenses with sufficient spectrum to provide voice, data and other services, or where we economically can become resellers of these services or enter into roaming arrangements with other GSM carriers. T-Mobile USA will continue to seek opportunities where appropriate to acquire additional spectrum licenses, systems and/or operators, or enter into joint ventures, which will add to our current footprint or increase our spectrum capacity. The FCC periodically makes additional spectrum available via competitive bidding, and has specifically identified 90 MHz of spectrum in the 1.7 GHz/2.1 GHz range for "advanced wireless services," including third generation wireless services, that it intends to auction.

Spectrum licensees are also subject to other FCC and other regulatory rules and various recent industry developments that may affect U.S. operations as follows:

•	Renewal and construction requirements of spectrum licenses: Spectrum licenses have a ten-year term, after which they must be renewed with the FCC. The renewal generally will be granted to a spectrum licensee that has: (1) provided substantial service during its past spectrum license term and (2) substantially complied with applicable FCC rules and policies and the Acts. The FCC also mandates that spectrum licensees construct facilities that provide adequate service to a certain percentage of the population of their spectrum licensed service areas within five, and in some cases, ten years of the initial spectrum license grant.

•	Compliance with antenna structure and other technical requirements: PCS systems are subject to certain Federal Aviation Administration regulations with respect to location, lighting and construction of transmitter towers and antennas and are subject to regulation under the National Environmental Policy Act and environmental regulations of the FCC. The FCC also mandates various technical parameters, and state or local zoning and land use regulations also apply to wireless systems.

•	Transfers and assignments of spectrum licenses: Subject to certain exceptions, the FCC's approval must be obtained prior to assigning or transferring control of a spectrum license. Any acquisition or sale of spectrum licenses may also require prior review by the Federal Trade Commission and the Department of Justice if the transaction is over a certain size, as well as state or local regulatory authorities having jurisdiction.

•	FCC wireless spectrum cap: Although the FCC eliminated effective January 1, 2003 the restrictions on holding spectrum licenses totaling more than 55 MHz in all markets where there was a significant overlap in a particular geographic area, the FCC indicated that it would engage in a case-by-case review of any anti-competitive effects of spectrum acquisitions to determine whether a particular transaction is in the public interest, balancing the benefits of the transaction against potential harms. It is not clear at this time what specific criteria the FCC will use in reviewing the competitive impacts of spectrum acquisitions.

•	Foreign ownership: The U.S. Communications Act limits direct foreign ownership in a FCC spectrum license to 20%. The U.S. Communications Act also mandates that no more than 25% of a FCC spectrum licensee's capital stock may be indirectly owned or voted on by non-United States citizens or their representatives, by a foreign government, or by a foreign corporation, absent an FCC finding that a higher level of foreign ownership is not inconsistent with the public interest. In connection with the VoiceStream and Powertel mergers, the FCC authorized indirect foreign ownership of T-Mobile USA's licenses in access of 25%.

•	Enhanced 911: The FCC has established timetables for making emergency 911 services available by cellular, PCS, and other commercial mobile service providers, including enhanced 911 ("E911") services that provide the caller's telephone number, location and other useful information. Fundamentally, such carriers have an ongoing obligation to comply with various implementation standards and deadlines imposed by the FCC relating to E911. In July 2003, T-Mobile USA entered into a consent decree with the FCC governing the deployment and provision of E-911 Phase II services, and the FCC required as part of the decree that T-Mobile USA make a voluntary contribution in the amount of USD 1.1 million to the U.S. Treasury. The consent decree contains a number of equipment deployment activation benchmarks commencing in 2004 and stretching into 2005. Failure to meet the benchmarks contained in the consent decree could result in initiation of additional enforcement actions against T-Mobile USA, including significant monetary fines.

•	Local Exchange Carrier (LEC)/CMRS interconnection: FCC rules require LECs to provide CMRS carriers interconnection within a reasonable time after it is requested, unless such interconnection is not technically feasible or not economically reasonable. Interconnection allows the completion of calls between wireless and wireline phones. CMRS providers are entitled to reciprocal compensation arrangements with LECs, in which CMRS providers can collect the same charges for terminating wireline-to-wireless traffic on their systems that the LECs charge for terminating wireless-to-wireline calls, or are entitled to the Internet Service Provider ("ISP") rate, whichever is lower, and prohibits LECs from charging CMRS providers for terminating LEC-originated traffic in its local area. The FCC is currently re-examining all of its currently regulated forms of intercarrier compensation, including the existing reciprocal compensation mechanism for LEC-CMRS interconnection, which may result in substantial modification of its interconnection rules, and may materially affect our U.S. operations. The impact of such modifications cannot be determined until the FCC issues its decision in this proceeding.

•	Universal service: The goal of universal service is to ensure the provision of basic and enhanced telecommunications services to all areas in the United States, including high-cost and low-income areas. Wireless service providers are eligible to receive universal service subsidies, but are also required in a number of states to contribute to universal service funds. At this time, all 50 states have created universal service programs covering, at a minimum, services for deaf or disabled customers. Contributions are based on a percentage of interstate and international end-user revenues as determined on a quarterly basis by the FCC.

•	Wireless local number portability/Numbering resources: CMRS carriers are required under FCC rules to provide wireless local number portability ("LNP"), which enables customers to migrate their landline telephone numbers to a CMRS carrier and vice versa, and to migrate their CMRS telephone numbers from one CMRS carrier to another CMRS carrier. CMRS carriers were required to implement LNP in the top 100 Metropolitan Service Areas (MSAs) by November 24, 2003. We have incurred substantial costs in complying with this requirement, and it is too early to ascertain what the long-term impact on our business will be of the increased ability of customers to change their wireless service providers. Regulators have closely monitored the initial deployment of wireless portability and operators' compliance with the LNP rules, and such scrutiny will continue throughout 2004.

•	CALEA: The Communications Assistance for Law Enforcement Act ("CALEA") requires telecommunications carriers to ensure that their facilities are technically capable of assisting law enforcement officials' use of wiretaps and like devices to intercept or isolate customer communications. All CMRS carriers must comply with CALEA. In addition, T-Mobile is subject to an agreement with the Federal Bureau of Investigation and Department of Justice, which imposes on us certain operational and other requirements designed to ensure that we can effectively respond to, and implement, such wiretap and other information requests by law enforcement agencies.

•	Regulation on the state and local level: Some states, through their public service or utility commissions, or through other means, have taken, or are seeking to take actions to regulate various aspects of wireless operations, including customer billing, termination of service arrangements, advertising, the filing of "informational" tariffs and certification of operations. For example, the California Public Utilities Commission ("PUC") has proposed extensive consumer protection and privacy regulations for all telecommunications carriers. If adopted, the rules will significantly alter T-Mobile USA's business practices in California with respect to nearly every aspect of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. The California PUC is also contemplating rules to address other service quality issues, including service repair, service outages and toll operator answering time that could apply to CMRS providers. Such regulations, if approved, could expose carriers to increased risk of litigation and may materially impact operating costs. At the local level, wireless facilities typically are also subject to zoning and land use regulation, and may be subject to fees for use of public rights-of-way.

•	Mobile termination rates: On March 11, 2004, the FCC announced that it would initiate a Notice of Inquiry ("NOI") later this year to evaluate the effect of high foreign mobile termination rates on U.S. consumers and competition. Mobile termination rates are the charges a mobile operator charges for completing calls originating on another carrier's network. It is still too early to determine whether this proceeding will ultimately result in any material change to termination rates outside the United States including those charged by Deutsche Telekom.

United Kingdom: T-Mobile UK

Legal Framework

The principal legislation governing mobile telecommunications networks and services in the United Kingdom is the Communications Act 2003 (the "CA") and the Wireless Telegraphy Acts 1949-1998, as amended by the Communications Act ("WTA"). Under these Acts, regulation of the telecommunications industry was, until December 29, 2003, conducted by the Secretary of State for Trade and Industry together with Oftel and the Radio Communications Agency, and since December 29, 2003, has been conducted by the Office of Communications (Ofcom), with a much reduced role for the U.K. Secretary of State.

Under the CA, implementing the new EU regulatory framework, Oftel undertook a market review of mobile access and call origination and has concluded in its submission to the EU Commission on August 4, 2003 that no supplier has significant market power, either individually or in combination with one or more other suppliers. The findings of the market review were provided to the EU Commission on August 4, 2003 and subsequently accepted by the EU Commission. The final results of the market review on call termination were provided to the EU Commission in December 2003. A further market review conducted by Oftel on wholesale termination is described below.

Licensing and Frequency Allocation

T-Mobile UK holds a WTA license to operate digital telecommunications systems for frequencies in the 1800 MHz band. Following an auction, T-Mobile UK was awarded a UMTS license allocating frequency packages of 2 x 10 MHz paired spectrum and 5MHz unpaired spectrum.

WTA GSM License

T-Mobile UK GSM license will remain in force until T-Mobile UK surrenders it, and is subject to variation or revocation on one year's notice by the U.K. Secretary of State in the event of failure to pay license fees, in the interests of national security, to comply with EU obligations, for breach of the license terms or for reasons relating to the management of the radio spectrum. T-Mobile UK is also licensed under the WTA to run microwave links.

T-Mobile UK's WTA licenses specify the performance and technical requirements with which it must comply. The Secretary of State may restrict the operations of mobile telegraphy stations or may close stations temporarily or permanently if T-Mobile UK breaches the WTA license conditions. T-Mobile UK may also be required to modify or restrict its use of, or permanently close down, radio equipment if a state of emergency is declared or in the interests of long-term spectrum planning.

WTA licences are not currently transferable although Ofcom is currently consulting on the introduction of spectrum trading. The current proposals are that spectrum trading would be introduced for GSM and UMTS licences in 2007.

T-Mobile UKs most recent annual license fee for GSM spectrum was GBP £16.6 million. T-Mobile UKs most recent annual license fee for microwave links was GBP £3.5 million. Ofcom is expected to consult on proposals to revise fees in 2004; this could result in increased fees.

WTA UMTS License

T-Mobile's UMTS license was one of five licenses issued following the UMTS auction in the UK. T-Mobile's license was issued on May 9, 2000 and will remain in force until December 31, 2021, unless it is revoked by the Secretary of State or surrendered earlier. The UMTS license may be revoked in similar circumstances to the WTA GSM license but also due to material breach of the UK UMTS auction rules or if the UMTS network does not cover 80% of the UK population by the end of 2007. It cannot be revoked for reasons relating to the management of radio spectrum.

T-Mobile UK does not have any obligations to provide national roaming to third parties. However, Oftel in 2003 undertook a consultation on proposals to require T-Mobile and other operators to offer national roaming if requested by 3. All UK GSM licensees objected to this proposal and it is unclear if Ofcom will proceed with this consultation.

Interconnection and Price Regulation

Oftel published the results of its EU market review of call termination on December 19, 2003. The period for public comment expired on February 6, 2004. Ofcom is expected to publish its final proposals soon. Under the December 2003 proposals, T-Mobile UK would be required to reduce its termination rates as follows:

For the year April 1, 2004 to March 31, 2005, the average termination rates should be at or below 6.38 pence per minute; and

For the year April 1, 2005 to March 31, 2006, the average termination rates should be below 6.38 pence per minute less RPI (U.K. retail price index) minus 11 percentage points (around 5.8 pence per minute).

In addition, the Director General of Telecommunications proposed imposing conditions requiring the provision of network access for GSM call termination, no undue discrimination in the provision of such access, a requirement to provide Ofcom with copies of new or amended access agreements and prior notification of price changes.

UK Competition Law

The Competition Act 1998 became effective on March 1, 2000 and the Enterprise Act 2002 became effective on June 20, 2003. The U.K. Office of Fair Trading and other sector-specific regulators, including Ofcom, are responsible for applying and enforcing both Acts. The Competition Act prohibits agreements between undertakings or decisions by associations of undertakings or concerted practices that have the effect of preventing or distorting competition in the United Kingdom, and also prohibits conduct that amounts to abuse of a dominant position in a market in the United Kingdom. The Enterprise Act prohibits cartels and creates criminal offenses for breach of provisions of the Act, including for directors and other officers involved in prohibited conduct. T-Mobile UK has implemented a Competition Act Compliance, Program which includes procedures to review agreements and conduct to ensure that they are lawful.

Both the Enterprise Act and the Competition Act give Ofcom and the Office of Fair Trading concurrent jurisdiction to apply and enforce the Acts in the telecommunications sector. Ofcom is, among other things, empowered to carry out investigations into suspected breaches, including requiring the production of documents and information and searching premises. The Competition Act also enables affected third parties to bring enforcement actions directly against telecommunications operators who are in breach of the Act's prohibitions in the UK courts and seek damages.

The Netherlands: T-Mobile Netherlands

Regulatory Framework

Regulatory supervision of the Dutch Telecommunications Act (1998) is mainly carried out by the Independent Post and Telecommunications Authority ("OPTA"). The Dutch Telecommunications Act is based on the European Open Network Directives from the European Union. The Dutch Ministry of Economic Affairs is now in the process of implementing the new EU regulatory framework for electronic communications by amending the Dutch Telecommunications Act. The new framework is expected to become effective by the beginning of the second quarter of 2004.

Following the new regulatory framework, OPTA will have to analyze several markets within the mobile telecommunications market, which could have negative consequences for T-Mobile Netherlands' business. For example, the analysis of the market for wholesale voice call termination may lead to regulation of T-Mobile Netherlands' mobile termination tariffs by OPTA.

Licensing and frequency allocation

In 1998, national and regional licenses were awarded for the commercial use of frequencies on the basis of the GSM standard (DCS 1800 MHz). T-Mobile Netherlands has acquired six of these regional licences, which together allow for nationwide coverage. These licenses will expire in 2013. There are four additional national GSM licenses assigned to other mobile operators in the Netherlands.

In 2000, T-Mobile Netherlands was granted one of five national UMTS licenses, which license will expire in 2016. Coverage is required to reach all cities with more than 25,000 inhabitants as well as all major highways by January 1, 2007.

Since the granting of T-Mobile Netherlands' UMTS license, Versatel (a fixed-line operator that has entered the mobile market in March 2004 as a service provider on the Telfort network) has been trying to have the results of the auction annulled. In 2002, Versatel appealed a decision by the Rotterdam court upholding the grant of the license to T-Mobile Netherlands. The case is now pending before the Trade and Industry Appeals Board, where we have submitted our view as an interested third party. We expect a final decision in the second quarter of this year.

The Ministry of Economic Affairs has indicated that it is considering a change to the Dutch Telecommunications Act, in order to facilitate the desires of several parties regarding broader possibilities to trade, transfer and combine all or a portion of frequency lots. We expect the Ministry to present proposals during 2004.

Interconnection

Since December 2001, in response to complaints by fixed-line operators, both the Dutch telecommunications regulator OPTA as well as the Dutch competition authority have been investigating mobile call termination tariffs with respect to suspected excessive pricing. OPTA issued rules on March 28, 2002, indicating the levels at which OPTA was intending to regulate the mobile call termination tariffs. This led to a number of legal proceedings which, in April 2003, resulted in the suspension by the Court of Rotterdam of OPTA's intervention. The Court ruled that OPTA was not authorized to regulate indirect interconnection relationships. OPTA appealed this decision before the Trade and Industry Appeals Board, which appeal is still pending.

In August 2002, the Dutch competition authority determined that call termination on each mobile network is a separate market, leaving further regulatory interventions to the jurisdiction of OPTA. As of April 2003, after suspension of OPTA's intervention by the Court of Rotterdam, the Dutch competition authority reopened the investigation into call termination practices and required detailed information on costs from the mobile operators. Indications by the Dutch competition authority that it would issue a report on excessive pricing coming out against the mobile operators resulted in an agreement between the mobile operators in which they voluntarily agreed to regulate call termination tariffs from January 1, 2004 to December 1, 2006. Under this agreement the Dutch mobile operators may not exceed flat rate/minute tariffs in accordance with a specific schedule.

As a result of these voluntary decreases, the Dutch competition authority has formally ceased its investigation into suspected excessive pricing. OPTA has decided to adhere to the voluntarily set tariffs until December 1, 2005, and has adopted the voluntary tariffs in its own policy recommendations. After December 1, 2005, on the basis of the New Regulatory Framework, OPTA may impose further decreases based on market analysis. Other fixed operators may try to challenge this voluntary decrease and continue to request lower tariffs retroactively and in the future.

Access

On December 1, 2001 T-Mobile Netherlands was required by OPTA to negotiate an interconnection agreement with Yarosa (a SMS service provider), both for providing originating access and terminating access services. Measures against this decision (various legal proceedings against OPTA's decisions) are pending or currently being prepared. If Yarosa is ultimately successful, this would give SMS services providers a "carrier preselect" status on the T-Mobile Netherlands network and create a precedent for other services providers to demand origination or termination services thereby having a material adverse affect on the business of T-Mobile Netherlands due to increased competition and possibly lower wholesale tariffs.

Competition Law

The Dutch Competition Act became effective January 1, 1998 and simultaneously the Netherlands Competition Authority (NMa) was created. The Dutch Competition Act is based on and closely linked to European competition law. The Act is based on a system very similar to that of Articles 81 and 82 of the EC Treaty. The Dutch Competition Act also includes a system of preventive concentration control, which is very similar to the EC Merger Regulation.

According to Article 6 of the Dutch Competition Act, agreements, decisions and concerted practices are prohibited if they have as their objective or effect the prevention, restriction or distortion of competition. According to Article 24 of the Dutch Competition Act undertakings are prohibited from abusing a dominant position. The criteria of Article 82 of the Treaty of Rome apply.

As part of the enforcement of the Dutch Competition Act, the Netherlands Competition Authority can impose fines which may not exceed the higher of Euro 450,000 or 10% of the undertaking's turnover, which makes Dutch competition law consistent with European competition law. In addition to the imposition of administrative fines, the Netherlands Competition Authority is authorized to impose interim measures and sanctions that are designed to ameliorate a violation.

According to a decision by the Netherlands Competition Authority on December 30, 2002, T-Mobile Netherlands will be fined EUR 15.2 million for alleged involvement in an anti-competitive scheme regarding dealer commissions carried out together with the four other Dutch mobile phone operators. T-Mobile Netherlands and other affected companies have filed an appeal relating to the decision of the Netherlands Competition Authority on a variety of grounds. T-Mobile Netherlands and other affected companies believe that, even if the findings of the Netherlands Competition Authority are upheld, the fines imposed with respect to the alleged violation are disproportionate.

Czech Republic: T-Mobile Czech Republic

Legal Framework

The legal framework for telecommunications is set by the Telecommunications Act No. 151/2000 which introduced full liberalization of the telecommunications sector in the Czech Republic on January 1, 2001. Regulatory supervision is carried out by the independent Czech Telecommunication Office ("CTO"). The Chairman of the CTO is appointed and dismissed by the Government at the recommendation of the Minister of Informatics. The CTO is a two-tier administrative body (first tier consisting of department Directors of the CTO, whose decisions can be reversed or amended by the Chairman as the second tier). The decisions of the CTO can be challenged in Court (with the exception of price regulation decisions, which are issued by the Chairman and are final).

The Czech Republic is obliged to implement the new EU regulatory framework for electronic communications by May 1, 2004 (day of accession to the European Union). The Ministry of Informatics has been preparing a draft bill but its implementation will most likely be delayed. Once the new framework is implemented, the CTO will start market analysis procedures on the three mobile markets included in the recommendation on relevant product and services markets. See "— The European Union Regulatory Framework."

Licensing and Frequency Allocation

Frequencies and numbers are to be allocated upon request on a non-discriminatory basis. There is a one-off allocation fee and further usage fees paid to the CTO. The CTO can refuse frequency allocation if there are more requests than available number of frequencies. In that case, an auction or a beauty contest must be held. Frequency and number allocations are non-transferable and there is no secondary market for allocations. T-Mobile Czech Republic holds allocation of frequencies in the 900 and 1800 MHz band and based on an auction was awarded a UMTS license for 2x19.8 MHz FDD + 5 MHz TDD of spectrum and a part of the 28 GHz band. UMTS services must be launched by January 1, 2006, covering at least 90 % of the city of Prague.

T-Mobile Czech Republic is a holder of the following individual licenses:

•	Establishment and operation of public GSM telecommunications network

•	Establishment and operation of public UMTS telecommunications network

•	Provision of public telephone service via a public fixed telecommunications network

•	Provision of public telephone service via a public mobile telecommunications network

Significant Market Power Designations

Operators designed as having a significant market power on a relevant market are subject to specific regulation:

•	Provision of universal service (only fixed network SMP),

•	Obligation to allow access to the network.

In the Czech Republic, T-Mobile Czech Republic is considered to have significant market power by the CTO relating to the market for the operation of a public mobile telephony network and the provision of public telephony service via public mobile telephony network. This designation obliges T-Mobile Czech Republic to agree on access to its network for all authorized service providers. There is no authorization/license for "non-infrastructure" mobile telephony providers. As a result, virtual mobile network operators cannot be introduced through this obligation.

Interconnection

All individually licensed network operators are obliged to interconnect upon request. If the requested operator refuses to interconnect (or to extend services included in interconnection agreement) or the negotiations take more than 90 days, the CTO will make a decision on interconnection which is binding for both interconnection parties. The majority of interconnection services are price regulated by the CTO (even when the interconnection was agreed to without any intervention of the CTO). Fixed-mobile interconnection is regulated in the same way as fixed-fixed interconnection. See below under "— Price Regulation." T-Mobile Czech Republic has signed interconnection agreements and currently has interconnection in place with the other two mobile network operators and with all major fixed network operators.

Price Regulation

Price regulation can be imposed on interconnection prices, prices of the services within the universal service obligation and, in case of abuse of dominant position, on any price that is anticompetitive. There is no specific price regulation approach defined by the Act, but the CTO determined that interconnection prices must be based on cost — either long run incremental costing methodology or fully allocated historical cost approach.

Termination and origination charges for fixed networks are currently set upon long term incremental costs, whereas termination and origination charges for mobile networks are currently based upon fully allocated historical costs. In March 2004, CTO has lowered mobile termination charges by 13% as compared to the price level determined in November 2001 based upon fully allocated historical costs. Further price decreases could be the result of the implementation of the EU regulatory framework in the Czech Republic which is not expected until 2005.

Competition Law

The competition law framework in the Czech Republic is defined by the Act on Protection of Economic Competition No. 143/2001. This Act focuses on the protection of economic competition, restrictive or other practices endangering economic competition by: (1) agreements between competing companies, (2) abuse of a dominant position by competing undertakings, or (3) concentrations of competing companies. The Act prohibits the conclusion of agreements between competing undertakings leading to, or which may lead to, the distortion of economic competition. This Act also prohibits abuse of a dominant position by competing companies. The protection of economic competition falls within the competence of the Antimonopoly Office. The Antimonopoly Office is entitled, in particular, to impose sanctions for the breach of obligations under the Act. The penalty may amount to as much as 10% of the net turnover of the breaching entity.

The issue of the protection of economic competition is also included in the Act on Prices No. 526/1990 Coll. This Act stipulates that price regulation may be applied only in cases in which the market is threatened by the effects of restriction of economic competition or if an extraordinary market situation requires such regulation. If the defined conditions are met, prices are most often regulated in the form of an issued price decision which stipulates the maximum price. In the Czech Republic, the prices for interconnection are frequently regulated.

Austria: T-Mobile Austria

Legal Framework

On August 20, 2003, the EU New Regulatory Framework was implemented in Austria through the new Austrian Telecommunications Act. Regulatory supervision is carried out by a regulatory authority that consists of the Telekom-Control-Kommission (TCK) and the Rundfunk und Telekom Regulierungs-GmbH (RTR).

On October 20, 2003, the regulatory authority commenced investigations into the following mobile markets:

—	mobile access and call origination in public mobile networks (wholesale markets)

—	call termination in individual public mobile networks (wholesale markets)

Depending on the outcome of these investigations, the regulatory authority may impose remedies against operators with significant market power. See "— The European Regulatory Framework — The New Regulatory Framework."

Mobile Number Portability

The new Austrian Telecommunications Act required implementation of mobile number portability in Austria. The experience in other European countries shows that number portability had no significant effect on churn.

Allocation of Frequencies

Due to the new Austrian Telecommunications Act, frequency trading is permitted in Austria, including for GSM and UMTS frequencies. This may make it easier for T-Mobile Austria or its competitors to acquire additional frequencies.

Licensing and Frequency Allocation

T-Mobile Austria holds GSM frequencies in the 900 and 1800 MHz bandwidth as well as UMTS frequencies. In accordance with the license conditions, T-Mobile Austria took up UMTS commercial service in December 2003. T-Mobile Austria's population coverage obligations under the license is 25% by December 31, 2003 (which has been achieved) and 50% by December 31, 2005.

Price Regulation and Interconnection

Price regulation may be applied to wholesale and retail prices. Currently there is no price regulation for retail prices in the Austrian mobile market. In terms of wholesale prices, the regulatory authority regulated T-Mobile Austria's call termination prices until September 30, 2003. As of October 1, 2003, T-Mobile Austria signed bilateral agreements with the main mobile and fixed operators. Further regulatory measures relating to termination prices may be the result of either applications before the regulatory authority by other operators or the market analysis procedure.

Other International Matters

Over 70 member countries of the World Trade Organization, including European Union member states and the United States, have entered into the Basic Telecommunications Agreement (BTA), to provide market access to some or all of their basic telecommunications services. This agreement took effect on February 5, 1998. The BTA is part of the General Agreement on Trade in Services, which is administered by the World Trade Organization. Under the BTA, signatories have made commitments to provide market access. Under such commitments, they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors, and to treat foreign telecommunications service suppliers no differently than national service suppliers. In addition, a number of signatories have agreed to the pro-competitive principles set forth in a reference paper relating to anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and scarce resources.

In complaints filed by U.S. associations in January 2004, the U.S. Trade Representative (USTR) has been asked to determine whether certain aspects of the telecommunications regulatory situation in Germany comply with Germany's obligations under the BTA. The criticism involved relates to, among other things, long provisioning times for leased lines, excessive and discriminatory fixed-to-mobile termination rates, and no regulated bitsteam access offer. Concerning the proposed amendments to the German Telecommunications Act, the criticism is related, inter alia, to the "functional competition" and "double dominance" tests and the lack of an independent regulator. The USTR probably will publish its 2004 annual report in April 2004.

In April 2004, the OECD is expected to publish a report about regulatory reforms in Germany that investigates, among other sectors, the telecommunications sector. It can be expected that the

OECD will be influential as to the development of competition, the market behaviour of Deutsche Telekom and regulatory policy in Germany.

In October 2002, the U.S. Federal Communications Commission (FCC) commenced another review of termination rate policies for international calls. Such policies define how telephone companies offset tariffs charged for terminating calls within their network that originated in a competitor's network. On March 11, 2004, the FCC announced that it will issue a notice of inquiry to evaluate the effect of high foreign mobile termination rates on U.S. consumers and competition.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Network Infrastructure

We have made substantial investments in our telecommunications and cable networks since 1990, including the installation of a new network in the former East Germany. As a result, our fixed-line network in Germany is one of the most technologically advanced networks in the world, with full digital switching and nearly 100% digital transmission. We have introduced asynchronous transfer mode (ATM) technology and wavelength division multiplexing (WDM) technology on the basis of our advanced network. These advanced technologies provide much faster voice and data transmissions.

As of December 31, 2002, our domestic fixed-line telephone network and ISDN network in Germany consisted of approximately 5,200 local networks (including approximately 8,000 local exchange areas) connected by a long-distance transmission network. As of December 31, 2002, the transmission network linking our German local networks consisted of approximately 173,000 kilometers of fiber optic cable. The transport network is based on the WDM and SDH (Synchronous Digital Hierarchy) backbone. In the fall of 2002, the 10,000th network element for SDH was connected to the Deutsche Telekom network. SDH is the transport platform of our T-Com division upon which practically all digital communications (from leased lines through the Internet to traditional telephone traffic) are based. SDH provides nearly 100% availability to the network.

For more information about our network infrastructure, see "— Description of Business and Divisions — T-Com."

In 1998, T-Systems' Global Network Factory commenced the development, building and operation of telecommunications networks outside Germany, including its own 2.5Gb SDH-network to major European cities. These international networks have partially migrated onto fiber optic and WDM systems. These newer networks include leased wavelengths up to multiples of 10GB leased capacity (e.g. leased lines from providers other than Deutsche Telekom), with state of the art SDH, Sonet, IP, MPLS and ATM Frame Relay, as well as digital Voice and VoIP, platforms.

Cable and Satellite Transmission Infrastructure

T-Systems' international transmission infrastructure consists of both cable (underground and submarine cables) and satellite transmission systems, which, as of December 31, 2003, link its German national network directly to approximately 900 other telecommunications service providers worldwide. T-Systems owns substantially all of the technical equipment, such as switches and routers, for this transmission network.

As of December 31, 2003, T-Systems held interests in approximately 80 fiber-optic submarine and terrestrial cable networks worldwide. Restoration contracts with other cable operators and telecommunications carriers are entered into to prevent network failures from affecting the company's network availability. T-Systems' German domestic telecommunications network is connected to submarine cables via five cable landing points, the largest being in the city of Norden, Germany. T-Systems also operates and maintains for third parties the submarine cables in German landing stations.

T-Systems operates two large satellite earth stations in Usingen and Raisting (both situated in Germany), which are connected directly to the company's German telecommunications network. The station in Usingen is mainly used for media and broadcast services and the station in Raisting is mainly used as a gateway for international telecommunications services (voice, data and IP).

In 2002, T-Systems finalized the extension of our wholly-owned terrestrial network in major European countries as well as in the Americas and in Asia. This network is mainly a so-called international backbone and has a ring structure that ensures high performance and connectivity throughout the network. It consists of both purchased and leased network capacities and of technical equipment that is installed at various points of presence locations ("PoP," a space or room in a building where technical equipment is stored and maintained). T-Systems is the primary owner of the technical equipment (fixed assets). The worldwide total leased space housing the technical equipment within all of the PoPs amounts to approximately 3,630 square meters. As of December 31, 2003, T-Systems was a party to an aggregate of approximately 570 PoPs (owned or leased), including 149 PoPs of the Telekom Global Net. These PoPs are situated in 52 countries worldwide (including Germany), of which 33 countries are located in Europe, 12 countries in Asia, and 5 countries in the Americas, Australia and South Africa. Over this network, voice, data and IP services are provided for domestic customers, large national and international corporations, and other telecommunications carriers.

Currently, T-Systems does not have plans to extend its existing international transmission facilities or network to anticipate future growth that has not yet materialized. T-Systems expects that if the coverage of the network needs to be extended to accommodate new customers, this will be done either by partnering (network to network interface with other major carriers) or by actual customer demand-driven expansion of the network.

T-Systems leased some parts of our international network backbone from Global Crossing which had filed for Chapter 11 bankruptcy protection in the United States. Global Crossing has since emerged from bankruptcy protection. Due to the availability of sufficient cable capacity for the rerouting of network traffic, we do not anticipate that the loss of parts of our international network backbone as a result of prior or future bankruptcies of network operators would result in disruptions for our customers. However, securing such alternative capacity may result in increased costs for T-Systems.

Internet Platforms

The number of broadband users (cable and DSL) in Germany has increased from 638,000 in 2000 to 4,000,000 in 2003. To serve broadband users, T-Systems has employed extensive switching differentiated services in the global IP network that provide Internet solutions incorporating Internet platforms throughout Germany with high-capacity bandwidth connections into Western and Eastern Europe and North America, as well as certain high-capacity connections into Asia. T-Systems has a network presence in major North American cities such as New York, Washington, San Francisco, Los Angeles, Miami and Toronto. A further milestone has been reached for T-Systems' business customers with the deployment of MPLS (multi-protocol label of service principles). MPLS allows different applications (e.g. e-mail, file transfer) to be assigned priorities to maximize performance over shared network resources. T-Systems MPLS backbone carries 32 petabytes of IP traffic per month. A petabyte is a unit of measurement for physical data storage (32 petabytes = 32 billion megabytes).

To allow the free exchange of Internet traffic with other IP networks, T-Systems negotiated interconnection agreements with other carriers operating IP networks of similar size, scope and reach. T-Systems has settlement free peering agreements with approximately 60 major IP carriers around the world and has established a total peering capacity of 100+ Gbps (gigabytes per second). A peering agreement is an agreement to directly interconnect to another carrier's network and thus carry each others traffic. The following table sets forth our peering capacity in the regions and for the periods indicated:

Year	Peering Capacity (Gbps) US/ Europe
2001 (since 06/2001)	2,488/14,768
2002	44,966/52,873
2003	45,213/64,746

T-Online does not own any network infrastructure assets. Instead, T-Online uses T-Com's Internet platform to provide its customers with access to the Internet. T-Online International AG supports its portal and value added services as well as all customer care functions with its servers that are hosted in its own data processing centers operated by T-Systems. The servers are dual-connected to the Internet backbone load-balanced leased line connections, which enables several servers to support one service. T-Online employs high levels of security, including firewalls to protect against unauthorized access to its computer systems. The servers employ load-balancing systems to manage users' requests, which enables T-Online's systems to respond to user requests in an effective manner.

Global Computing Factory (GCF)

GCF possesses the server equipment, software tools and expertise employed in the operation of the computer network infrastructure described above. As of December 31, 2003, the GCF's global mainframe systems performance had combined total computing power of 113,723 millions of instructions per second (MIPS).

The mainframe computing power in Germany, Austria and Switzerland (approximately 81% of T-Systems' total worldwide computing power) is based on a leasing contract with IBM. T-Systems only purchases the computing capacity actually required following a flexible demand-driven business agreement.

The mainframe systems are located in Germany, Italy, Switzerland, South Africa, Austria, France, Brazil, Spain and the United Kingdom.

As of December 31, 2003, a total of 28,399 servers (most of which are not leased) were operated worldwide in the following countries: Germany, Italy, Switzerland, Austria, Spain, Czech Republic, the United States, South Africa, France, Denmark, Brazil, Hungary, Turkey, Singapore, Benelux, Australia, the United Kingdom, Philippines, Russia and Poland.

Mobile Network Infrastructure

At December 31, 2002, the mobile communications network of Deutsche Telekom's controlled mobile subsidiaries in Germany, the United States, the United Kingdom, Austria, the Czech Republic and the Netherlands consisted of approximately 50,000 base station cells.

Real Estate

The German real estate portfolio of Deutsche Telekom is managed and serviced through Sireo, GMG, DeTe Immobilien and DFMG.

The real estate portfolio of our consolidated group had a book value of EUR 10.4 billion at December 31, 2003. Approximately 81% of the book value of the real estate portfolio (EUR 8.4 billion) of the Deutsche Telekom group relates to properties held directly by Deutsche Telekom AG (on an unconsolidated basis) and are allocated to the division "GHS." The majority of the remaining book value of real estate in the Deutsche Telekom group is related to the T-Mobile division and Eastern European subsidiaries of the T-Com division. For more information with respect to Deutsche Telekom AG's real estate portfolio, please refer to "Item 5. Operating and Financial Review and Prospects — Segment Analysis — Group Headquarters and Shared Services."

The real estate portfolio of Deutsche Telekom AG consists of approximately 11,000 properties. The total area of land on which these properties are situated amounts to approximately 48.0 million square meters. The total rentable area relating to these properties amounts to approximately 10.3 million square meters. Our rentable area in leased properties adds up to approximately 5.0 million square meters. These do not include the rentable area in technical buildings and facilities managed by DFMG. The majority of these properties are used for telecommunications installations, research centers, service outlets, computer centers and offices.

To improve operational efficiencies, achieve our goal of disposing of non-core assets to support investment in core growth areas, and increase our ability to reduce our debt, we continued our strategy to monetize certain of our real estate assets and to terminate some of our existing leases in 2003. Such monetization may be accomplished by direct sales, through the use of structured transactions, sale-and-lease-back transactions, or through the application of various other financing techniques. The pace and manner of this strategy depends on a number of factors, including, among other things, prevailing market conditions within Germany, and the demand for the types and locations of properties we have available.

In 2003, we entered into agreements for the sale of certain properties for an aggregate of about EUR 553 million. Of the EUR 779 million in proceeds received in 2003, EUR 507 million related to properties transferred in 2003, EUR 272 million related to transactions in 2002 and prior years. The sold properties are located on land with an area of approximately 1.6 million square meters and have 0.5 million square meters of rentable area. We leased back a part of these properties. Although we will incur rent expense related to the leased back properties, we will have a reduction in interest payments and other costs related to the properties sold. For more information with respect to these transactions, please refer to "Item 5. Operating and Financial Review and Prospects — U.S. GAAP — Reconciling Differences between German GAAP and U.S. GAAP."

The headquarters of Deutsche Telekom AG are located in a leased building in Bonn, Germany.

Our radio transmission sites in Germany, including towers, masts and rooftops, are owned or leased by our subsidiaries DFMG Deutsche Funkturm GmbH as well as Erste DFMG Deutsche Funkturm Vermoegens — GmbH & Co. KG and Zweite DFMG Deutsche Funkturm Vermoegens Gmbh & Co. KG respectively. DFMG manages these radio transmission sites and the related technical infrastructure facilities to provide antenna space for T-Mobile Deutschland, T-Com and T-Systems in Germany. DFMG also offers these services to third party radio network operators. DFMG currently manages and owns approximately 22,000 radio transmission sites. Excluded are radio transmission sites for AM, short and long wave radio transmission owned by T-Systems.

ITEM 5.    Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our annual consolidated financial statements, including the notes to those financial statements, that appear elsewhere in this report. Our financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders' equity to U.S. GAAP, see "Reconciling Differences between German GAAP and U.S. GAAP" and notes (41) through (44) to the consolidated financial statements.

The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to "Forward-Looking Statements," "Item 3. Key Information — Risk Factors" and "Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business" for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this report.

INTRODUCTION

The 2003 financial year was very satisfactory overall for Deutsche Telekom. Our group achieved one of its most important goals for the year well before year's end. The objectives of the "6 plus 6" debt reduction program launched in the fourth quarter of 2002 was achieved in the third quarter of 2003. The success of our debt reduction efforts was mainly due to strong net cash provided by operating activities, reduced investments, cash inflows from the sale of non-core activities, and exchange rate effects. By the end of the year, we had reduced our debt by EUR 7.6 billion to EUR 55.4 billion.

Our net revenues increased by EUR 2.1 billion year-on-year in 2003 to EUR 55.8 billion. This increase is primarily a result of growth in the T-Mobile, T-Systems, and T-Online divisions. The Group's main growth and revenue driver was once more the T-Mobile division, which recorded a double-digit percentage increase in revenue despite unfavorable exchange rate trends. In addition to the effect of the first full-year consolidation of T-Mobile Netherlands, the considerable increase in the number of T-Mobile subscribers also a positive impact. Our T-Systems division succeeded in increasing its revenue year-on-year despite the unfavorable economic environment and the effects of the sale of shareholdings in 2003. The increase at T-Systems was mainly driven by the Telecommunication services unit, which offset the slight decline in information technology business. Revenue growth at T-Online was driven by continued growth of the customer base, especially for broadband services, coupled with stronger demand for content and services, and the resulting increase in time spent online. The development of T-Com's revenue was significantly affected by a weak economic environment and regulatory and competition-related influences. Lower call revenues in particular — partly as a result of the introduction of call-by-call and carrier preselection in the local network and the ensuing losses of market share — led to a decrease in revenues that even the dynamic trend towards more advanced lines such as T-DSL could not offset. The drop in net revenue was exacerbated by the deconsolidation of the cable companies.

Deutsche Telekom generated net income amounting to EUR 1.3 billion in the 2003 financial year. This represents a year-on-year improvement of EUR 25.9 billion from a net loss of EUR 24.6 billion in 2002. This development is mainly the result of the nonscheduled write-downs on goodwill and licenses at mobile communications companies in 2002, for which there were no comparable write-downs in 2003. Other factors contributing to this development were efficiency enhancements, increased levels of income from the disposal of noncurrent assets, and a considerable improvement in net financial expense.

Following on from our considerable progress in debt reduction during 2003, our focus for the 2004 financial year will be on profitable growth. For 2004, we intend to position our group as a growth leader in the IT/TC sector. But this growth is not to be at the expense of profitability. To achieve our goal, we have developed our "Agenda 2004." This agenda defines six cross-divisional areas that will be our top priorities during 2004: broadband, human resources, innovation, quality, efficiency, and business customers. We expect that, as "Agenda 2004" is implemented, it will significantly enhance the business potential of our group's divisions. We expect that it will also play an active role in strengthening coordination among our divisions. We intend to maintain the position of our T-Mobile and T-Online divisions as growth drivers in their respective markets. At the same time, we expect the T-Com division to benefit from the intensified broadband drive and once again to generate significant revenues for the Group. With an additional contribution from the T-Systems division, we currently expect net revenue to grow again this year. We also expect an increasing proportion of revenue growth to come from our international affiliates, especially T-Mobile USA.

OUTLOOK FOR 2004

In 2004, we intend to focus on profitable growth. We expect to employ our cash flows flexibly to take advantage of possibilities that present themselves, including to further reduce debt and — if we perceive opportunities to further enhance the group's value — to increase capital expenditures and also make selective acquisitions. We intend to accomplish our financial and operating objectives by, among other things, increasing consolidated net revenues and operating efficiencies. Accordingly, we intend to invest in areas of our business that we believe offer the best potential for sustainable and profitable growth. A central part of our strategy to accomplish these objectives consists of six cross-divisional initiatives: broadband, personnel, innovation, quality, efficiency and corporate customers. The following discussion provides a brief explanation of our outlook for 2004.

Net Revenues

In keeping with our strategy of profitable growth, we expect a further increase in our consolidated net revenues for 2004, based on our current outlook and current market and regulatory conditions. However, since each division is affected by its individual business environment, and we are subject to circumstances and events as yet unforeseen or beyond our control. The following reflects our current expectations with respect to our divisional plans and initiatives for 2004.

•	T-Com — continued growth in net revenues from ISDN and T-DSL access through increases in the number of access lines or charges relating to access lines or both, offset in part by expected price declines in calling charges in Germany due to the continued introduction of mandated carrier selection alternatives for local calls and the decrease of interconnection fees to be paid by competitors in 2004. Additionally, the regulatory decision concerning the resale of T-DSL access lines is expected to lower attainable revenues and margins. We hope to stabilize net revenues based on our broadband and innovation initiatives, which are to stimulate additional growth potential through higher demand for broadband access as well as to encourage the development of attractive and innovative new services. Additionally, we intend to improve the quality of our products and services to enhance customer retention. Our goal is to support the migration of customers to higher-priced access lines and tariff options and to achieve net revenues on approximately the same level as in 2003.

•	T-Mobile — we expect continued growth in net revenues at T-Mobile, especially from T-Mobile USA. In the U.S. market, net revenue growth is primarily determined by subscriber growth. T-Mobile believes the mobile market in the United States has not yet reached saturation, and that it still holds ample opportunities for significant growth. In contrast, market penetration in Western Europe has reached or nears saturation levels and we expect weaker growth rates due to a limit on available subscribers. This trend may be partly offset by future growth potential of increased voice and data services usage and migration to higher-value services. Adverse actions by regulators may negatively affect our net revenues development. For further information, please refer to "Item 4. Information on the Company — Regulation."

•	T-Systems — we expect that the lackluster market will continue throughout 2004. However, in 2004, we currently target a moderate increase in net revenues. We intend to realize growth opportunities by focusing on corporate customers and further developing our sales and distribution model. Growth is primarily driven by outsourcing projects and we expect to compete effectively and efficiently in our core areas of computing services and network services.

•	T-Online — continued growth in net revenues is expected primarily through increase in the subscriber base and increased usage of our products and services. Additionally, our focus on the broadband business is expected to be a key driver of growth relating to our combined business model in 2004.

Costs

In keeping with our strategy of profitable growth, through our efficiency and personnel initiatives, we expect to improve measures to control operating expenses in each of our divisions. One of our primary goals is to achieve high operating efficiencies. However, our management may determine that additional investment and increased operating expenses will have the potential to yield increased revenues in the future. For these and other reasons, an absolute reduction in costs may not be achieved and would not be an appropriate measure of the successful attainment of our objectives.

Although we currently expect net revenue growth in 2004, we anticipate that costs of goods sold will remain relatively constant. We believe that this will be supported through our coordinated purchasing system among our divisions, which is part of our efficiency initiative. We aim to further improve our buying position and realize savings on volume purchases of goods and services. Additional plans are being developed to optimize our working capital and to increase our productivity in all areas that will complement our efficiency initiative.

We expect that our personnel costs will rise slightly in 2004 because anticipated wage increases are only partially offset by the projected decrease in headcount. Within our personnel cost management initiative, we define five principal objectives: working time reduction with corresponding salary reduction as a result of decreased hours, a voluntary redundancy program offering layoffs with corresponding compensation, review of annual pay raises, natural attrition and continued development of Vivento (formerly the Personnel Service Agency). Employees transferred to Vivento will still remain on our group payroll. However, we will continue to seek ways to reduce headcount on a group level through external placements of our Vivento employees. Furthermore, we will bear retirement and severance costs for some of the employees who leave our active employee payrolls. For additional information relating to personnel matters, please refer to "Item 3. Key Information — Risk factors" and "Item 6. "— Directors, Senior Management and Employees — Employees and Labor Relations."

Depreciations and amortizations in 2004 are expected to be comparable to 2003. Based on our current outlook, we anticipate a stable level of scheduled write-downs and do not expect the very large unscheduled amortizations that were taken in the context of our strategic review in 2002.

We intend to continue the reduction of our debt obligations. Assuming no major changes in market conditions, we expect our interest costs to decrease moderately due to decreased levels of indebtedness.

Capital Expenditures

Our 2004 capital expenditures are budgeted to be higher than in 2003. The increase is expected to be driven by T-Mobile's focus on the continued roll-out of our UMTS infrastructure in Europe as well as by the quality and capacity enhancement of our GSM network in North America. The total capital expenditures of T-Mobile are expected to amount to approximately EUR 3.5 billion. The majority of capital expenditures of the T-Com division are expected to relate to voice and data transmission capacity and the continued extension and improvement of our network infrastructure. T-Com's total capital expenditures are expected to reach approximately EUR 2.5 billion.

Other Factors

We do not intend to duplicate the large sales of non-core assets in 2004 that were made in 2003. Nevertheless, we expect that the sale of certain real estate holdings may contribute positively to cash flows in 2004. However, no assurance can be given that such sales will actually occur in budgeted volumes in 2004 or that any such sales will yield anticipated proceeds. We are aiming for an increase in net income through improved operations notwithstanding the anticipated lower proceeds from the disposition of assets in 2004 compared to the significant earnings relating to sales of non-core assets in 2003.

FACTORS AFFECTING OUR BUSINESS

Our business has been affected in recent years by a number of important factors. Investments in new markets and technologies, sales of non-core assets, declines in calling charges in the traditional fixed-line network voice telephony business, increased competition and regulatory constraints all have influenced and are expected to have significant continued influence on our business. In addition, the expanding market for mobile and Internet communications, growth in the volume of data transmissions and rapid technological change are continuously reshaping our business and our focus. In addition to the matters discussed under "Item 3. Key Information — Risk Factors," we note the following items that have had and may continue to have an impact on our business.

Investment in UMTS Licenses and Infrastructure

We have made substantial investments in UMTS licenses and are making significant investments in establishing UMTS networks. The economic success of these investments will depend upon the availability of handsets and services based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume at profitable levels. The demand for UMTS services, however, that will prevail in the future is unknown and may not justify the cost of developing and providing UMTS services. These costs include the costs of acquiring UMTS licenses and constructing, maintaining and upgrading UMTS networks. If we find that our current expectations concerning future cash flows from UMTS services are not likely to be met, the carrying value of our UMTS licenses and infrastructure will be adversely affected. For further information relating to our UMTS investments, please refer to "Item 3. Key Information — Risk Factors" and "Item 4. Information on the Company — Regulation."

Deleveraging

We have made substantial progress in reducing our indebtedness by increasing operating efficiencies, improving operating results and selling non-core assets. We intend to continue the reduction of our indebtedness. Although, in 2004, our strategy focuses on profitable growth, the management of our business will continue to be affected by our deleveraging objectives.

Effects of Acquisitions, Dispositions and Nonscheduled Depreciation and Amortization on Our
Statements of Operations for the Three Years Ended December 31, 2003

The comparison of our statements of operations for the years 2003, 2002 and 2001 is complicated by several acquisitions and dispositions that we made during those years and by nonscheduled depreciation and amortization of the carrying values of certain assets that affected items such as other operating income, depreciation and amortization and financial income (expense), net. These effects are often unpredictable and can significantly affect financial results, particularly net income, in any given period. The effects of acquisitions, dispositions and nonscheduled depreciation and amortization on our results of operations are discussed below and under the caption "— Consolidated Results of Operations."

Other Operating Income

Other operating income was influenced by the sale of non-core businesses in 2003. These mainly relate to the sale of the cable business, including the shares of the remaining regional cable business (EUR 0.4 billion), TeleCash (EUR 0.1 billion), Eutelsat (EUR 0.1 billion), Globe Telecom and Inmarsat (in total EUR 0.1 billion), UMC, T-Systems SIRIS and Celcom (in total EUR 0.1 billion), as well as shares in MTS (EUR 0.4 billion).

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

Depreciation and Amortization

Depreciation and amortization in 2003 included nonscheduled amortization of EUR 0.3 billion, primarily relating to buildings.

Depreciation and amortization in 2002 were affected by the results of our impairment testing of certain of our assets that was conducted in the context of our strategic review. The testing resulted in nonscheduled amortization of goodwill and mobile communication licenses as follows: T-Mobile USA/Powertel (EUR 17.7 billion total nonscheduled amortization, of which EUR 8.3 billion related to goodwill and EUR 9.4 billion related to licenses), T-Mobile UK's nonscheduled amortization of UMTS licenses (EUR 2.2 billion), T-Mobile Netherlands' nonscheduled amortization of goodwill (EUR 1.0 billion), T-Systems (EUR 0.6 billion total nonscheduled amortization of which EUR 0.5 billion related to Siris goodwill and EUR 0.1 billion related to restructuring charges). In addition, we recorded nonscheduled depreciation of EUR 848 million relating to property plant and equipment consisting primarily of buildings (EUR 250 million), submarine cables (EUR 230 million) and property, plant and equipment at T-Systems (EUR 245 million).

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

Financial Income (Expense), Net

Financial income (expense), net in 2003 was positively affected by the write-up of the net carrying amount of the stake in comdirect (EUR 0.1 billion).

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

Fixed-line Network Communications

One of the most important trends in recent years has been the decline in the percentage of our revenues accounted for by the traditional fixed-line voice telephony business. That business accounted for 29.5% of our external revenues in 2003, as compared to 31.3% in 2002. This trend results from the increasing contribution of other activities to our group's revenues, as well as from the effects of strong competition in the local and long-distance voice telephony business and the continued substitution of mobile telephone calls for fixed-line calls.

Competition within the fixed-line voice telephony business in Germany is significantly influenced by decisions of the German telecommunications regulator. On the basis of interconnection rates fixed by the German telecommunications regulator, numerous competitors are able to compete against us with minimal or modest investments in network infrastructure and with prices that often undercut our pricing. Additionally, changes in our pricing policy for public fixed-line voice telephony services are subject to regulatory pre-approval. Beginning in 2003, we were required to offer our competitors unbundled access to our local loop (the wire that connects the premises of our customers to our network), which resulted in increasing pressure on tariffs for local calls and a loss of market share.

In 2003, the local call market was opened to competition relating to call-by-call and pre-selection of carriers. We expect a further loss of market share for calls based on minutes of traffic as a result of this regulatory action. In November 2003, the German telecommunications regulator ruled that interconnection tariffs were to be lowered by 9.5% as of December 2003. Although we plan the voluntary introduction of a resale offer for DSL in mid-2004 (bitstream access) as favored by the

German and European telecommunications regulators, these measures to strengthen market penetration concerning broadband will still be subject to regulatory scrutiny and review. It is expected that margins will be lower in this DSL resale business.

For more details concerning the effects of regulation on our fixed-line voice telephony business, see "Item 4. Information on the Company — Regulation — Regulation in Germany — Special Network Access and Interconnection" and "Item 3. Key Information — Risk Factors."

Increasing competition has resulted in a decline in our market share. While our market share for access lines in Germany decreased to 94% in 2003 from 96% in 2002, our market share for voice minutes declined to 58% in 2003 from 61% in 2002. We expect a continuing decline in our market shares in Germany for access lines as well as for voice minutes.

In response to regulatory and competitive pressure on tariffs, we developed a variety of pricing plans. These plans offer customers lower traffic prices in return for an additional monthly fee. To compensate for the reduction of tariffs and the loss of market share, we have focused on migrating customers from analog to higher-priced T-ISDN access lines and the broadband T-DSL access lines. For 2004, we expect customers to continue to switch from analog to higher-priced T-ISDN and T-DSL access lines. We intend to emphasize our broadband initiative with attractive products like the combination with W-LAN (wireless local area network).

Regulation and Litigation

Our business has been strongly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany. We are viewed by the German telecommunications regulator as dominant in markets that form a significant part of our business, particularly the market for fixed-line voice telephony services. Following the adoption of the new European Union telecommunications regulatory framework, amendments to the German Telecommunications Act are likely to be passed and become effective in mid-2004 . These amendments could affect our business materially. Our international expansion has also made us subject to regulation in other jurisdictions, including in the mobile communications sectors in the United Kingdom and the United States. For further information on these topics, please see "Item 4. Information on the Company — Regulation."

We are continuously involved in litigation and other forms of dispute resolution with regulators, competitors and other parties, the outcomes of which may have a material adverse effect on our results of operations or financial condition during the years in which such lawsuits and disputes are resolved. For further information concerning these disputes, see "Item 8. Financial Information — Litigation."

Technology

Our business is profoundly influenced by technological developments. The selection and commercialization of promising technologies is a significant challenge for us. We have to balance the opportunities of new technologies with the effectiveness and efficiency of the installed base in order to optimize the timing and intensity of investment activities.

The correctness of the timing of the introduction of new technologies will have an important impact on the competitiveness and cost structure of our company.

Investments in transmission technologies are mainly driven by the increasing IP-traffic. The economic success of investments in this area will largely depend on accurate estimates of the future traffic development. The growth will be strongly influenced by changes in the legal environment relating to peer-to-peer traffic (issue of copyrights) and developing expectations concerning the rate of increase of e-business and internet usage.

These future market development uncertainties may undermine the achievement of the balance mentioned above.

Real Estate

We plan to continue the monetization of certain real estate holdings in 2004, though to a lesser extent compared to 2003. While making extensive use of real property in the operation of our business, we do not view the ownership and management of real estate as one of our core activities.

Our ability to dispose of the budgeted portion of these assets will be influenced by, among other things, the development of the German real estate market, economic growth expectations, the availability of financing and prevailing interest rate levels. For additional information concerning our real estate holdings, please refer to "Item 4. Information on the Company — Description of Property, Plant and Equipment."

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements prepared in accordance with accounting principles generally accepted in Germany ("German GAAP") and the reconciliation of our consolidated financial statements from German GAAP to accounting principles generally accepted in the United States ("U.S. GAAP") are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for the preparation of the consolidated financial statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies which we believe are essential to an understanding of the underlying financial reporting risks and the impact that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under German GAAP and our reconciled U.S. GAAP financial statements information.

Accounting for and Recovery of Long-Lived Assets

Our accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date, especially in the case of such assets acquired in a business combination, and the useful lives of the assets over which the costs of acquiring these assets are reflected in the financial statements.

Initial Valuation

We record purchased property, plant and equipment and purchased intangible assets other than goodwill at acquisition or construction cost. When these assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets, including mobile communication licenses, are depreciated or amortized on a straight-line basis over their estimated useful lives.

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

We decided in late 2000 to introduce a real estate strategy oriented toward the monetization of our real estate portfolio. As a consequence, a new valuation approach based on the current replacement costs of individual plots of land owned by us was adopted for German GAAP, whereby the lower of the net book value or replacement cost was recorded. The comparison of the newly calculated replacement costs with the carrying amounts resulted in downward adjustments to book value totaling EUR 2.5 billion.

Recoverability

Under German GAAP, when an impairment in the value of assets occurs, nonscheduled depreciation and amortization charges are incurred. Further, nonscheduled charges may be reversed when the conditions giving rise to the impairment no longer exist. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates that include but are not limited to the cause, the timing and the amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, we apply the German commercial law principle of prudence (Vorsichtsprinzip) (Sec. 252(1)(4) of the German Commercial Code) in conjunction with the individual valuation principle (Einzelbewertungsgrundsatz). We typically consider, among other things, technological obsolescence, discontinuance of services, current replacement costs and other changes in circumstances that indicate an impairment.

In the strategic review undertaken in 2002, we used a discounted cash flow approach to estimate the fair value of our mobile communication licenses, including our FCC licenses in the United States. Assumptions regarding mid- and long-term business development prospects were reassessed in light of changes in current competitive conditions, future expectations of growth in the wireless communications industry, increased costs of capital and changes in the future availability of financing. The use of this valuation method represents a change in valuation methodology, as previously we had used a market approach based primarily on the prices for mobile communication licenses established in relevant auctions for the initial recognition of these licenses in the acquisition of T-Mobile USA. Due to the length of time that had elapsed since these auctions took place, along with the general lack of an active marketplace for mobile communication licenses, we concluded that there was insufficient basis to use a market-based approach.

Under U.S. GAAP, we review long-lived assets, including property, plant and equipment and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets' fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. Specifically, the estimation of cash flows underlying the fair values of our mobile businesses consider the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which we have limited historical information on customer demand. If the demand for these products and services does not materialize as we expect, we will generate less revenue and cash flows and potential impairment charges to writedown these investments to net realizable value, which could adversely affect our future operating results.

Accounting for Valuation and Recovery of Goodwill and Intangible Assets with Indefinite Lives

Goodwill usually arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price of an entity to all identifiable assets acquired and the liabilities assumed. Such allocations are based on the fair values of those assets. The determination of the fair values of assets and liabilities is based to a considerable extent on management's judgment. In addition, for German GAAP, the useful life assigned to goodwill is an estimate that is based on the judgment of management at the time of acquisition. Goodwill is then amortized on a straight-line basis over its useful life. For U.S. GAAP, goodwill is not amortized, but periodically tested for impairment.

We review, on a regular basis, the performance of our subsidiaries. Nonscheduled amortization charges are recorded under German GAAP when there is reason to believe that goodwill associated with a subsidiary is impaired and that the impairment is of a permanent nature. The amount of the nonscheduled amortization is determined by comparing the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates by management. Methods commonly used to determine the fair value of a subsidiary include discounted cash flow based methods and methods that use quoted stock market prices as a basis. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates, industry developments, market prices and control premiums. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill amortization.

U.S. GAAP requires that goodwill and other indefinite lived intangible assets be tested for impairment at least annually using a two-step approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its book value, including goodwill and intangible assets. The determination of fair value of each reporting unit, which requires significant judgment, is generally based on the present value of future cash flows. In the case that the fair value of the reporting unit is less than its book value, a second step is performed, which compares the fair values to the book values of the reporting units' goodwill and intangible assets. The fair value of goodwill is determined based upon the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. The fair value of indefinite lived intangible assets is determined based on expected discounted future cash flows. If the fair value of goodwill and other indefinite lived intangible assets are less than their book values, the differences are recorded as impairment charges.

Recovery of Financial Assets

We hold as financial assets minority interests in foreign telecommunications service providers that are principally engaged in the mobile, fixed line, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is "permanent" under German GAAP or "other than temporary" under U.S. GAAP. Determining whether an impairment is permanent involves judgment and relies heavily on an assessment by management regarding the future development of the investee. In measuring impairments, we use quoted market prices, if available, or other valuation methods, based on information available from the investee.

Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

The most significant investments are PTC in which we own a 49% interest, MTS in which we own a 25.1% interest, and GSM Facilities in which we own a 29.2% interest.

For U.S. GAAP, our minority interest ownership in shares of publicly traded companies are classified as available-for-sale and reflected in the balance sheet at fair value. Changes in the fair value are reported in a separate component of shareholders' equity. For the remaining investments in financial assets, our accounting policy is to record an impairment of such investments to net realizable value when the decline in fair value below carrying value is deemed to be other than temporary. To the extent that these investments are not publicly traded, fair value is determined based on judgments and estimates of expected future cash flows. In determining if a decline in value is other than temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry, and our ability and intent to hold the investment.

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

Under U.S. GAAP, we record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income.

Pension Accounting

Our pension obligations for benefits to non-civil servants are generally satisfied by defined benefit plans. Our pension benefit costs for non-civil servants are determined in accordance with actuarial assumptions, which rely on assumptions including discount rates, life expectancies, and to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on our pension cost since the amount of funded plan assets is small in relation to our outstanding pension obligation. Other key assumptions for our pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of our pension obligation. Due to the underfunded status of certain pension plans at their respective measurement dates, a charge representing an additional minimum liability is recorded in net income under German GAAP. During 2003, we recorded an increase to our additional minimum pension liability. This increase was mainly attributable to a 0.5 percent decrease of the discount rate used in the calculation of our pension liability to 5.25% in 2003. In addition, plan assets increased by EUR 77 million to approximately EUR 490 million at December 31, 2003. Our assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our pension benefit costs may be affected materially.

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

For further information concerning our pension plan arrangements for civil servants and non-civil servants, please refer to note (28) to our consolidated financial statements and "Item 6. Directors, Senior Management and Employees — Employees and Labor Relations."

Civil Service Health Insurance Fund

We are obligated, under Postreform II, to pay for our share of any operating cost shortfalls between the sources of regular income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse, PBeaKK) and benefits paid. The PBeaKK provides healthcare and medical benefits for its members and their relatives, who are civil servants employed by or retired from Deutsche Telekom, Deutsche Post AG and Deutsche Postbank AG. When Postreform II came into effect, the PBeaKK was closed to new members. The insurance premium collected by the PBeaKK may only be increased by the amount by which healthcare costs in Germany rise on average and therefore does not reflect the changing age structure of the PBeaKK. We have accrued the actuarially determined present value of the fund's future deficit which we have to cover using a discount rate, assumptions about life expectancy and projections for contributions and future increases in general health care costs. During 2003, we recorded an increase to our accrual to fund our portion of the expected shortfalls. This increase was mainly attributable to a 0.75% decrease of the discount rate used, in line with long-term interest rates. Because the calculation of this accrual involves long-term projections over periods of more than 50 years, the present value of the liability is sensitive to small variations in the changes used for the calculation.

Accrued Liabilities

We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement., Where we expect that the occurrence of a contingency is reasonably likely, we accrue an amount for the contingent liability under German GAAP that represents management's estimate at the balance sheet date considering all anticipated risks and losses up to that date, even if they became known after the balance sheet date but prior to the preparation of the financial statements. Under U.S. GAAP, we record an accrual for liabilities when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated amount accrued.

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

Revenue Recognition

Customer Activation Fees

Our T-Com and T-Mobile divisions receive certain installation and activation revenues from new customers. For U.S. GAAP we defer the recognition of these revenues (and related costs) and amortize them over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turn-over. If management's estimates are revised, material differences may result in the amount and timing of Deutsche Telekom's revenue for any period.

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

CONSOLIDATED RESULTS OF OPERATIONS

Until the end of 2002, we classified our condensed consolidated statements of income using the total-cost method. Beginning with the first quarter of 2003, we published our condensed consolidated statements of income using the cost-of-sales method, which is more common for international financial statements. Besides allocating operational expenses to functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparative financial information has been revised to conform to the current year presentation.

The following table shows information concerning our consolidated statements of operations for the periods indicated.

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Net revenue	55,838	53,689	48,309
Cost of sales	(31,402)	(44,477)	(29,766)
Gross profit (loss)	24,436	9,212	18,543
Selling costs	(13,505)	(13,264)	(11,675)
General and administrative costs	(4,976)	(6,062)	(5,622)
Other operating income	4,558	3,901	6,619
Other operating expenses	(5,084)	(14,915)	(5,078)
Operating results	5,429	(21,128)	2,787
Financial income (expense), net	(4,031)	(6,022)	(5,348)
Results from ordinary business activities	1,398	(27,150)	(2,561)
Income taxes	225	2,847	(751)
Income (loss) after taxes	1,623	(24,303)	(3,312)
(Income) losses applicable to minority shareholders	(370)	(284)	(142)
Net income (loss)	1,253	(24,587)	(3,454)

Operating Results

In 2003, our operating results increased by approximately EUR 26.6 billion to operating results of EUR 5.4 billion. This improvement was largely attributable to EUR 21.4 billion in non-scheduled amortization of goodwill and mobile communications licenses recorded in 2002 that did not recur in 2003, as explained in greater detail below. Overall, operating costs (cost of sales, selling costs and general and administrative costs) as well as the other operating expenses declined in comparison with 2002 by a total of EUR 23.8 billion. Also influencing the improvement in our operating results was an increase in net revenues of EUR 2.1 billion. A decline in net revenues at our T-Com division was more than offset by increases at our other divisions, particularly T-Mobile.

In 2002, operating results decreased by approximately EUR 23.9 billion to operating results of EUR 21.1 billion as compared with 2001. This development was influenced by several factors. In 2002, net revenues increased by EUR 5.4 billion compared with the previous year, in particular in the T-Mobile and T-Online divisions. However, operating costs (cost of sales, selling costs and general and administrative costs) and other operating expenses increased by a total of EUR 26.6 billion. This increase was primarily attributable to the strategic review in the third quarter of 2002, which resulted in nonscheduled amortization of goodwill at T-Mobile USA (EUR 8.3 billion), T-Mobile Netherlands (EUR 1.0 billion) and T-Systems SIRIS (EUR 0.5 billion). Additionally, nonscheduled amortization was recorded with respect to the mobile communications licenses of T-Mobile USA (EUR 9.4 billion) and the UMTS license of T-Mobile UK (EUR 2.2 billion). The total nonscheduled amortization of goodwill and mobile communications licenses as a result of our strategic review amounted to EUR 21.4 billion. The inclusion of newly consolidated companies generated an increase in scheduled depreciation and amortization (EUR 1.7 billion), mainly attributable to the consolidation of T-Mobile USA for a full-year in 2002. Scheduled amortization of goodwill increased by EUR 0.7 billion, amortization of UMTS and U.S. mobile communications licenses increased by EUR 0.5 billion and depreciation of property plant and equipment increased by EUR 0.5 billion. The decrease in operating results relating to changes in the composition of our consolidated group amounted to EUR 2.1 billion, mainly attributable to the first-time full-year consolidation of T-Mobile USA and the first-time consolidation of T-Mobile Netherlands in 2002. In 2001, we recorded nonscheduled amortization of EUR 0.5 billion relating to the book values of real estate in 2001 and nonscheduled amortization of EUR 1.0 billion relating to goodwill associated with the trademarks of T-Mobile UK (formerly One 2 One) and T-Mobile Austria (formerly max.mobil) in connection with the T-Mobile rebranding campaign. In addition, in 2001 nonscheduled depreciation of EUR 0.4 billion was taken with respect to buildings for which no further commercial use was expected. This nonscheduled depreciation was offset by a gain of the same amount on the reversal of provisions for general risks relating to such buildings. Further, nonscheduled depreciation on property, plant and equipment was taken in the amount of EUR 0.2 billion, relating principally to portions of the mobile communications network of T-Mobile UK (EUR 0.1 billion).

Net Revenues

We generated consolidated net revenues of EUR 55.8 billion in 2003. This equates to a year-on-year increase of EUR 2.1 billion, or 4.0%, despite negative exchange rate effects. A decline in net revenues at our T-Com division was more than offset by a rise in aggregate net revenues from our other operating divisions. T-Mobile was the main contributor to net revenue growth. The first-time full-year consolidation of T-Mobile Netherlands in 2003 accounted for EUR 0.6 billion increase in group net revenues. This positive influence was offset by a decrease in net revenues at T-Com of approximately EUR 0.5 billion as a result of the deconsolidation of the cable businesses and at T-System of approximately EUR 0.2 billion as a result of the deconsolidation of TeleCash and T-Systems SIRIS.

Our net revenues in 2002 amounted to EUR 53.7 billion, representing an increase of EUR 5.4 billion, or 11.1%, over 2001. Of this increase, changes in the composition of the Deutsche Telekom consolidated group in 2002 due to acquisitions accounted for EUR 3.3 billion of the increase, relating to the first-time full consolidations of T-Mobile USA starting from May 2001 (EUR 2.2 billion), T-Mobile Czech Republic starting from April 2001 (EUR 0.2 billion), Hrvatski Telecom starting from November 2001 (EUR 0.7 billion) and T-Mobile Netherlands starting from September 2002 (EUR 0.2 billion). Without regard to these changes in the composition of our consolidated group in 2002, net revenues increased by EUR 2.1 billion, or 4.3%, from 2001. This increase consisted of increased net revenues in the T-Mobile, T-Online and T-Com divisions (before acquisitions) that were partially offset by decreased net revenues in the T-Systems division.

For further information on our net revenue development and trends, see "— Segment Analysis."

Cost of Sales

Our cost of sales comprises the aggregate cost of products and services sold in the year under review. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, such as depreciation and amortization (other than goodwill).

The cost of sales, which mainly relates to the T-Com and T-Mobile divisions, fell by EUR 13.1 billion to EUR 31.4 billion in 2003. This is primarily due to a decrease in the amortization of mobile communications licenses that is included in the cost of sales. As a result of the strategic review carried out in 2002, the cost of sales was affected nonscheduled write-downs of mobile communications licenses held by T-Mobile USA and T-Mobile UK totaling EUR 11.6 billion. Changes in the composition of the Deutsche Telekom Group in 2003 further reduced the cost of sales by EUR 0.1 billion.

In 2002, cost of sales increased compared with 2001, mainly attributable to the strategic review in 2002, which resulted in nonscheduled depreciation and amortization on mobile phone licenses of T-Mobile USA (EUR 9.4 billion) and the UMTS license of T-Mobile UK (EUR 2.2 billion). In 2001, no similar nonscheduled depreciation and amortization charges were recorded. Cost of sales relating to changes in the composition of our consolidated group amounted to EUR 2.3 billion, mainly attributable to the first-time full-year consolidation of T-Mobile USA and Hrvatski Telecom in 2002.

Selling Costs

Our selling costs include all expenses for activities, that do not directly increase the value of the company's products or services, but help to secure sales. Selling costs generally include all expenses relating to the sales, advertising and marketing departments and other sales promotion activities.

In 2003, our selling costs were EUR 0.2 billion higher than in the previous year, mainly due to an increase at T-Mobile. This increase is attributable to the full-year consolidation of T-Mobile Netherlands for the first time and higher expenses for marketing and commissions. This increase was partially offset by lower losses on accounts receivable and provisions for doubtful accounts, in particular at T-Com.

In 2002, selling costs were EUR 1.6 billion higher than in 2001, mainly attributable to the first-time full-year consolidation of T-Mobile USA in 2002 (EUR 1.1 billion).

General and Administrative Costs

Our general and administrative costs generally include all costs attributable to the core administrative functions that are not directly attributable to production or selling activities.

In 2003, general and administrative costs declined by EUR 1.1 billion. This development includes efficiency improvements and a decrease in other taxes. See note (12) to our consolidated financial statements.

General and administrative costs increased by EUR 0.4 billion in 2002 as compared to 2001. The increase in general and administrative costs was partially attributable to the first-time full-year consolidation of T-Mobile USA and Hrvatski Telecom in 2002 (EUR 0.2 billion).

Other Operating Expenses

Other operating expenses consist of amortization of goodwill, foreign currency transactions, losses from disposals and miscellaneous items.

In 2003, the reduction in other operating expenses (EUR 9.8 billion) compared with 2002 was primarily attributable to the strategic review in the third quarter of 2002, which resulted in nonscheduled amortization of goodwill at T-Mobile and T-Systems (EUR 9.8 billion). In 2003, no similar nonscheduled amortization of goodwill was recorded. The increase of the miscellaneous items is mainly attributable to the personnel expenses resulting from the transfer of employees to Vivento. Other operating expenses relating to changes in the composition of our consolidated group amounted to EUR 0.2 billion, mainly attributable to T-Mobile Netherlands and the cable companies.

In 2002, the increase in other operating expenses (EUR 9.8 billion) compared to 2001 was primarily attributable to the strategic review in the third quarter of 2002, which resulted in nonscheduled amortization of goodwill at T-Mobile USA (EUR 8.3 billion), T-Mobile Netherlands (EUR 1.0 billion) and at T-Systems for T-Systems SIRIS (EUR 0.5 billion). In 2001, nonscheduled amortization of EUR 1.0 billion was recorded, relating to goodwill associated with the trademarks of T-Mobile UK (formerly One 2 One) and T-Mobile Austria (formerly max.mobil) in connection with the T-Mobile rebranding campaign. Of the increase in other operating expenses in 2002, EUR 1.6 billion were attributable to the first-time consolidation of T-Mobile Netherlands and the full-year consolidation of T-Mobile USA.

Of the operating expenses, EUR 395 million (2002: EUR 463 million, 2001: EUR 534 million) relates to transactions consummated in prior years.

Other Operating Income

Other operating income consists of tax refunds, reversals of allowances and accruals, cost reimbursements, gains from sales of marketable securities and assets, foreign currency gains and other miscellaneous items.

In 2003 the increase in other operating income is due primarily to higher income from asset dispositions amounting to approximately EUR 1.5 billion, including the remaining shares of the regional cable companies (EUR 0.4 billion), TeleCash Kommunikations-Service GmbH (EUR 0.1 billion), Eutelsat S.A. (EUR 0.1 billion), Globe Telecom Inc. (0.1 billion), Joint Venture UMC (Ukrainian Mobile Communications), T-Systems SIRIS S.A.S. and Celcom, (Malaysia) Sdn. Bhd, (in total EUR 0.1 billion), as well as shares in MTS (EUR 0.4 billion).

Other operating income amounted to EUR 3.9 billion in 2002, representing a decrease of EUR 2.7 billion, or 41.1%, compared to 2001. Other operating income for 2002 was affected by gains from the sale of a portion of the shares of T-Online (EUR 0.3 billion) and Satelindo (EUR 0.2 billion). These gains were modest, however, compared to the 2001 gains from the sale of our shares held in Sprint Corporation (EUR 2.0 billion) and from the sale of the regional cable company in Baden-Wuerttemberg (EUR 0.9 billion). Leaving aside dispositions, the decline in other operating income from 2001 to 2002 was largely a result of lower realized foreign currency gains in 2002 (2002: EUR 0.2 billion; 2001: EUR 0.5 billion).

Of the total amount of other operating income, EUR 2,680 million (2002: EUR 1,342 million; 2001: EUR 1,897 million) relates to income recognized on transactions consummated in prior years.

Financial Income (Expense), Net

The following table presents information concerning our financial income (expense), net.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Results related to companies accounted for under the equity method	(247)	(430)	(547)	42.6%	21.4%
Other investments	(8)	(1,544)	(663)	99.5%	(132.9)%
Loss from financial activities	(255)	(1,974)	(1,210)	87.1%	(63.1)%
Net interest expense	(3,776)	(4,048)	(4,138)	6.7%	2.2%
Financial income (expense), net	(4,031)	(6,022)	(5,348)	33.1%	(12.6)%

Net Interest Expense

In 2003, our net interest expense decreased by EUR 272 million to EUR 3.8 billion at year-end 2003, largely attributable to a reduction in debt and the recognition of interest income from the reversal of interest rate derivatives which were no longer necessary.

Our net interest expense slightly decreased during 2002 by EUR 90 million to EUR 4.0 billion at year-end 2002, largely attributable to the reversal of interest rate derivatives that were no longer necessary.

The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.8% in 2003, 6.7% in 2002 and 6.8% in 2001. The effective weighted average interest rate applicable to outstanding indebtedness related to bank liabilities was 6.1% in 2003, 5.7% in 2002 and 5.8% in 2001. A portion of our debt instruments have provisions that could cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see "— Liquidity and Capital Resources — Capital Resources."

Loss from Financial Activities

Loss from financial activities includes our share of the income or losses on investments accounted for under the equity method and losses relating to write-downs of other investments. Results related to companies accounted for under the equity method includes the amount of annual amortization of goodwill relating to these investments, which is essentially the amortization of goodwill arising from the difference between the purchase price we paid and our share of the shareholders' equity for each of these investments. Income and loss from other investments consists primarily of dividends received from our investments as well as provisions for write-downs of the carrying amounts of other investments.

Other Investments

In 2003, results from other investments improved, mainly due to a decline from the high level of write-downs on financial assets and marketable securities in 2002. The main factors with a negative impact on results from other investments in the previous year were the share price-related write-downs of the net carrying amount of the shareholding in France Telecom (EUR 0.6 billion), and valuation adjustments on investments in non-current securities (EUR 0.4 billion).

Results Related to Companies Accounted for Under the Equity Method

Overall, results related to companies accounted for under the equity method developed positively in 2003. In particular, the non-recurrence, due to consolidation, of the expense relating to companies that were accounted for using the equity method in the previous year and the positive effect of the write-up of the net carrying amount of the stake in comdirect bank AG (EUR 0.1 billion) had a positive impact on loss relating to associated and related companies. Losses relating to Toll Collect (EUR 0.4 billion) had a negative effect.

In 2002, results related to companies accounted for under the equity method improved, mainly due to the reduction of the high level of expenses resulting from associated companies and the depreciation of goodwill of associated companies in 2001.

Income Taxes

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Income taxes	(225)	(2,847)	751	92.1%	(479.1)%

Loss from ordinary business activities of EUR 27.2 billion in 2002 improved to positive earnings from ordinary business activities of EUR 1.4 billion in 2003. We had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that we were able to utilize these tax loss carryforwards within our domestic tax consolidated group. The tax benefit reported relates to the 2002 corporate income tax benefit of EUR 0.4 billion at T-Mobile International AG & Co. KG as a result of the change of the legal form of T-Mobile from a stock corporation to a partnership. This tax benefit was partially offset by tax expense relating to domestic and foreign shareholdings not included in the domestic tax consolidation group.

In 2003, income taxes decreased by EUR 2.6 billion compared to the previous year. This was mainly attributable to the decrease in deferred tax benefits due to the reversal of deferred tax liabilities in 2002 as a result of the strategic review and the ensuing write-downs of U.S. mobile licenses. There were no comparable effects in 2003. Deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law.

Effective January 1, 2004, the deductibility of tax loss carryforwards in Germany became limited to 60% of current taxable income. Due to this limitation, 40% of future taxable income of Deutsche Telekom AG's tax consolidation group in any year will be subject to corporate income tax.

Loss from ordinary business activities increased to EUR 27.2 billion in 2002. The resulting income tax benefit amounts to EUR 2.8 billion, compared with an expense of EUR 0.8 billion in 2001. This effect was mainly attributable to the reversal of deferred tax liabilities relating to the nonscheduled amortization of mobile communications licenses of T-Mobile USA, which generated income from deferred taxes of EUR 3.0 billion. In 2002, the Federal Finance Court confirmed our legal position concerning Deutsche Telekom AG's recognition of goodwill for tax reporting purposes. The retroactive amortization of goodwill to be carried for the years 1996-1999 resulted in an income tax reduction of approximately EUR 1.0 billion. In addition, amortization of goodwill increased net operating loss carry-forwards (corporate income tax and trade tax) for the years 2000-2002 by EUR 2.2 billion (EUR 741 million per year).

Our effective income tax rate (income taxes as a percentage of pre-tax income (loss)) was approximately (16)% in 2003, 11% in 2002 and (30)% in 2001. The German statutory income tax rate for us was approximately 40.4% in 2003, and 39% in 2002 as well as in 2001. It included corporate income tax of 25%, increased over one year by 1.5% to 26.5% to fund reparations resulting from the 2002 floods in Eastern Germany, a trade earnings tax (at a German national average rate) and a solidarity surcharge on corporate income tax (Solidaritaetszuschlag) levied at 5.5% on corporate income tax.

Net Income (Loss)

In 2003, we increased our net income to EUR 1.3 billion from a loss of EUR 24.6 billion in 2002. This was primarily a result of the factors set forth above.

SEGMENT ANALYSIS

The following table presents total revenues (the sum of external (net) revenues and inter-segment revenues), net revenues and inter-segment revenues of our segments for the years indicated.

	For the year ended December 31,
	2003			2002			2001
	Net revenues	Inter- segment revenues	Total revenues	Net revenues	Inter- segment revenues	Total revenues	Net revenues	Inter- segment revenues	Total revenues
				(millions of €)
T-Com	25,116	4,090	29,206	26,491	4,068	30,559	26,427	3,401	29,828
T-Mobile	21,572	1,206	22,778	18,339	1,396	19,735	13,101	1,536	14,637
T-Systems	7,184	3,430	10,614	6,895	3,594	10,489	7,121	3,700	10,821
T-Online	1,662	189	1,851	1,391	193	1,584	1,027	113	1,140
Group Headquarters and Shared Services	304	3,964	4,268	573	3,838	4,411	633	4,481	5,114
Reconciliation	—	(12,879)	(12,879)	—	(13,089)	(13,089)	—	(13,231)	(13,231)
Group	55,838	—	55,838	53,689	—	53,689	48,309	—	48,309

Reclassifications

The segment information for 2002 and 2001 in the table above and throughout this Annual Report (including in note (36) to the consolidated financial statements included herein) has been reclassified to reflect the 2003 organizational changes among our segments. The structure of the segments was adapted to the new reporting structure for the T-Com and T-Online segments in the first quarter of 2003. Specifically, DeTeMedien is no longer included under T-Online, but has been reported under T-Com since January 1, 2003. Similarly, dilution gains resulting from the issuance of shares of T-Online, which affect income/loss related to associated and related companies, as well as depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation to consolidated amounts.

The internal accounting for and recording of transactions involving standard products that are sold and supported by T-Systems, but settled and billed by other divisions in the group ("agency business"), were simplified. This new arrangement has led to higher net revenues being reported at T-Com in particular, and to a lesser extent at T-Mobile, while the net revenues reported by T-Systems has decreased by a corresponding amount. T-Systems remains the primary contact to the customer, and continues to receive a selling or agency commission for acquisition and support services. These commissions increase the inter-segment revenues of T-Systems. These new structures do not affect consolidated results. The amounts reported for 2002 and 2001 were restated to aid comparability.

The following table presents 2002 and 2001 segment net revenues before and after these reclassifications.

	For the year ended December 31,
	2002			2001
	Previous	Change	Reclassified	Previous	Change	Reclassified
	(millions of €)
T-Com	25,422	1,069	26,491	25,028	1,399	26,427
T-Mobile	18,229	110	18,339	12,994	107	13,101
T-Systems	7,793	(898)	6,895	8,316	(1,195)	7,121
T-Online	1,672	(281)	1,391	1,338	(311)	1,027
Group Headquarters and Shared Services	573	—	573	633	—	633
Group	53,689	—	53,689	48,309	—	48,309

The following table shows the components of net revenues affected by the reclassification.

	For the year ended December 31,
	2002	2001
	(millions of €)
T-Com
Previous net revenues	25,422	25,028
Agency business	788	1,088
DeTeMedien	281	311
Reclassified net revenues	26,491	26,427
T-Mobile Previous net revenues	18,229	12,994
Agency business	110	107
Reclassified net revenues	18,339	13,101
T-Systems Previous net revenues	7,793	8,316
Agency business	(898)	(1,195)
Reclassified net revenues	6,895	7,121
T-Online Previous net revenues	1,672	1,338
DeTeMedien	(281)	(311)
Reclassified net revenues	1,391	1,027

T-Com

The following table presents selected financial information concerning T-Com.

	For the years ending December 31,(1)
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Net revenues	25,116	26,491	26,427	(5.2)%	0.2%
Inter-segment revenues	4,090	4,068	3,401	0.5%	19.6%
Total revenues	29,206	30,559	29,828	(4.4)%	2.5%

(1)	Information for 2002 and 2001 has been reclassified to conform to 2003 organizational changes, including adjustments to reflect the reorganization of the agency business as of January 1, 2003. For more information, please refer to "— Reclassifications."

Net Revenues

In 2003, T-Com was again the main contributor to revenues in the Deutsche Telekom group. Net revenues decreased by EUR 1,375 million, or 5.2%, to EUR 25,116 million in 2003 from EUR 26,491 million in 2002. The sale of the remaining cable companies in March 2003 had a negative affect on net revenues in 2003 since these companies are no longer included in the consolidated group. T-Com's total cable operations (including the six cable company operations deconsolidated in 2003) contributed EUR 167 million to net revenues in 2003, EUR 897 million in 2002, and EUR 1,065 million in 2001. Net revenues in 2003 were also negatively affected by a decrease of 6.6% in the call traffic volume from end customers, which resulted in a reduction in average market share in T-Com's domestic fixed-line network from 61.2% in 2002 to 57.6 % in 2003. We believe that the decline in our market share will continue throughout 2004.

Primarily as a result of the introduction of call-by-call in April 2003 and carrier pre-selection in July 2003, our local market share as at December 31, 2003 measured in call volume decreased from 99.3% 2002 to 81.3%. We believe that the decline in our market share will continue throughout 2004. Additionally, net revenues decreased in the data communications and the terminal equipment business.

In Eastern Europe, net revenues decreased by EUR 29 million in 2003. The decrease was primarily due to the effects of exchange rates in Hungary and Croatia as well as a decrease in revenues at Slovak Telecom.

Net revenues increased by EUR 64 million, or 0.2%, to EUR 26,491 million in 2002 from EUR 26,427 million in 2001. This increase was primarily a result of the full-year consolidation of Hrvatski Telecom in 2002 (EUR 981 million) and increased network communications revenues. Additionally, net revenues in 2002 were positively affected by increased data communications revenues due to increases in demand, as well as subscriber growth in Matáv's mobile communications business.

Inter-Segment Revenues

In 2003, revenues from business with other Deutsche Telekom divisions and affiliates (inter-segment revenues) amounted to EUR 4,090 million, an increase of EUR 22 million, or 0.5%, compared to inter-segment revenues of EUR 4,068 million in 2002. The increase was partially due to higher revenues from T-Online and T-Systems. Revenues from T-Online increased largely due to the growth in ISP origination services due to a higher demand for bandwidth and a growing number of online subscribers. The increase in revenues from T-Systems is attributable to the increased services purchased by T-Systems as a result of the customer relocation from T-Com to T-Systems. In addition, T-Com's revenues from T-Mobile decreased due to the direct interconnection among the networks of mobile carriers. The migration to direct interconnection has decreased the amount of traffic among the mobile carriers that is routed by T-Com through its fixed-line network. We expect the trend to direct interconnection to continue throughout 2004.

In 2002, inter-segment revenues increased by EUR 667 million to EUR 4,068 million from EUR 3,401 million in 2001. Revenues from T-Online increased by approximately EUR 86 million and from T-Systems by approximately EUR 750 million. These increases were primarily due to increases in the demand for bandwidth by T-Online as well as the increase of domestic carrier services, network communications and data communications services provided to T-Systems.

Total Revenues

The following table reflects total revenues by geographic area:

	For the years ending December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Domestic	25,351	26,682	27,079	(5.0)%	(1.5)%
Eastern Europe	3,855	3,877	2,749	(0.6)%	41.0%
Total revenues	29,206	30,559	29,828	(4.4)%	2.5%

In 2003, T-Com's total revenues decreased by EUR 1,353 million, or 4.4%, to EUR 29,206 million from EUR 30,559 million in 2002. Domestic revenues accounted for approximately 86.8% of total revenues in 2003. Matáv, Hrvatski Telecom and Slovak Telecom account for all Eastern European revenues and contributed EUR 3,855 million, or approximately 13.2%, of total revenues in 2003.

In 2002, total revenues increased by EUR 731 million, or 2.5%, to EUR 30,559 million from EUR 29,828 million in 2001. Domestic revenues accounted for approximately 87.3% of total revenues during 2002. Matáv, Hrvatski Telecom and Slovak Telecom contributed EUR 3,877 million, or approximately 12.7%, of total revenues in 2002.

Components of Total Revenues

Total revenues are derived principally from domestic fixed-line network revenues (primarily revenues from network communications, data communications, value-added services and terminal equipment sales), domestic carrier services, systems integration and consulting services in Germany and results from T-Com's Eastern European subsidiaries, which include revenues from the fixed-line networks, mobile communications business and online services of these subsidiaries.

	For the years ending December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Domestic
Network communications	15,103	15,154	14,840	(0.3)%	2.1%
Data communications	1,979	2,392	2,564	(17.3)%	(6.7)%
Value-added services	1,380	1,426	1,451	(3.2)%	(1.7)%
Terminal equipment	798	927	991	(13.9)%	(6.5)%
Other fixed line network revenue	406	1,173	1,440	(65.4)%	(18.5)%
Total fixed-line network revenues	19,666	21,072	21,286	(6.7)%	(1.0)%

Domestic carrier services	4,670	4,399	4,709	6.2%	(6.6)%
System integration and consulting	175	261	260	(33.0)%	0.4%
Other domestic revenues	840	950	824	(11.6)%	15.3%
Total domestic revenues	25,351	26,682	27,079	(5.0)%	(1.5)%

Eastern Europe
Matáv	2,392	2,429	2,136	(1.5)%	13.7%
Hrvatski Telecom(1)	1,034	1,007	153	2.7%	558.2%
Slovak Telecom	429	441	460	(2.7)%	(4.1)%
Total Eastern Europe revenues	3,855	3,877	2,749	(0.6)%	41.0%
Total revenues	29,206	30,559	29,828	(4.4)%	2.5%

(1)	First consolidated in November 2001.

Total Domestic Revenues

In 2003, total domestic revenues (total revenues derived from within Germany) decreased by EUR 1,331 million, or 5.0%, to EUR 25,351 million, from EUR 26,682 million in 2002. The decrease in total domestic revenues was primarily attributable to the deconsolidation of the cable companies, the continued negative pressures on revenues as a result of price reductions imposed by the German telecommunications regulator and increased competition in most areas of the fixed-line business. All components of domestic revenues, with the exception of domestic carrier services, have been subject to a reduction in revenues, as discussed in more detail below.

Total domestic revenues decreased by EUR 397 million, or 1.5%, to EUR 26,682 million in 2002 from EUR 27,079 million in 2001. This decrease was largely due to weakness in the data communications business, terminal equipment sales and other fixed-line network revenues, as discussed in more detail below.

Network Communications

Revenues from network communications consist of revenues from telephone communications originated in Germany. These revenues include primarily initial installation fees, monthly access charges and call charges. Call charges originate from local, regional and domestic long-distance calls, international calls, calls to mobile networks and calls to Internet service providers and SMS services.

In 2003, network communications total revenues decreased by EUR 51 million, or 0.3%, to EUR 15,103 million, from EUR 15,154 million in 2002. The decrease in revenues was primarily the result of a reduction in revenues from call charges, which were also impacted by the introduction of call-by-call and carrier pre-selection, and the withdrawal of AktivMobil (a product offering that combined fixed-line and mobile network access) from the market in 2003. This decrease in revenues was partially offset by price increases in access lines, the migration of customers to more advanced lines with higher prices and the increase in sales of broadband lines.

Revenues from call charges decreased in 2003 compared to the previous year. T-Com recorded lower revenues from local call charges in 2003. The introduction of call-by-call in the local network in April 2003 resulted in a substantial reduction in T-Com's market share for extended local calls.

In 2003, T-Com's fixed-line network market share as measured by call time in minutes decreased from 61.2% to 57.6%. T-Com launched innovative rate plan options in an attempt to minimize this decrease. However, it is expected that T-Com's market share in this area will continue to decrease primarily as a result of the introduction of call-by-call and carrier pre- selection.

Price reductions for call minutes were introduced on February 1, 2003 as part of the price-cap regime mandated by the German telecommunications regulator. As a result of these price reductions and a decrease in the total volume of customer minutes billed (related to a lengthening of the time increment used to bill customers), local call revenues decreased.

In 2003, the growth in revenues from monthly access charges exceeded the decrease in revenues from call charges. On February 1, 2003 and September 1, 2003, the prices of analog telephone lines were increased as part of the price-cap adjustments. Prices for the installation of T-DSL lines were also increased on January 1, 2003, which resulted in an increase in installation fee revenues, which partially offset the decline in network communications revenues.

Although the total number of access lines decreased in 2003 by 2.1% compared to 2002, revenues from monthly access charges increased due to growth in the number of higher priced T-ISDN lines. In addition, the number of T-DSL lines in operation grew by approximately 42.9% in 2003, which had a positive affect on revenues.

The number of analog lines decreased by 4.8% in 2003, from 28.9 million at the end of 2002 to 27.5 million at the end of 2003. We expect that the number of analog lines will continue to decline because of the migration to more advanced lines, increased competition, and increased use of mobile phones.

The total number of T-ISDN lines increased by 6.1% in 2003, from 9.8 million at the end of 2002 to 10.4 million at the end of 2003. In 2004, the growth in T-ISDN lines is expected to slow as the market becomes saturated.

The number of T-DSL lines in operation increased by 42.9% in 2003, from 2.8 million at the end of 2002 to 4.0 million at the end of 2003. T-Com believes that growth will remain largely stable throughout 2004. The strategic goal for T-Com is to increase the penetration of broadband lines.

Network communications revenues increased by EUR 314 million, or 2.1%, to EUR 15,154 million in 2002, from EUR 14,840 million in 2001. The growth in revenues from monthly access charges exceeded the decrease in revenues from call charges. Price increases for access lines of between 2% and 5% approved by the German telecommunications regulator during 2002 contributed to the increase in revenues from monthly access charges as well as an increase in T-DSL and T-ISDN access lines.

The decrease in revenues from call charges was primarily attributable to decreases in tariffs, market share and volume, particularly local traffic volume. Increased competition was the main reason for the significant decline in tariffs and loss of market share. According to the German telecommunications regulator, our fixed-line network market share, based on call times in minutes, decreased from 67.2% in 2001 to 61.2 % in 2002. The increased use of mobile telephones also led to lower levels of call minutes in the fixed-line network.

Data Communications

Revenues from data communications services decreased by EUR 413 million, or 17.3%, to EUR 1,979 million in 2003 from EUR 2,392 million in 2002. This decrease is primarily the result of customer transfer from T-Com to T-Systems and changes in the product offering of T-Com. The transfer of customers to T-Systems relates to our corporate business solutions, in which we are migrating certain customers to T-Systems' service platform where they can be serviced more effectively. In addition, revenues relating to Telekom Design Networks decreased primarily due to lower customer demand for Carrier Service Network products as well as lower revenues for separate customer network solutions for business clients. The decrease in revenues from Telekom Design Networks is a result of the substitution of Carrier Service Network products due to changes in customer preferences for standard products rather than standard solutions. In 2002, the decrease in revenues for data communications services resulted from the decrease in revenues for leased lines.

Value-Added Services

Revenues from value-added services include revenues from public telephones, toll free lines, shared cost services, mass calling services, premium rate services, information services, the directory assistance service and other operator services, such as call center services.

Revenues from value-added services decreased by EUR 46 million, or 3.2%, to EUR 1,380 million in 2003, from EUR 1,426 million in 2002. The decrease is mainly attributable to lower revenues from public telephone booths and premium-rate services. The decrease in revenues contributed by public telephone booths is largely attributable to the substitution effect of increased use of mobile telephones instead of fixed-line telephones. T-Com had reduced the number of telephone booths in service from 2002 to 2003 in expectation of further reductions in the usage of public telephone booths and the resulting revenues. The reduction in revenues from premium-rate services was primarily due to a declining market demand and a shift in customer traffic from services provided by T-Com to services provided by third-party content providers. In the future, T-Com believes these trends will continue.

This decrease in revenues in 2003 was partially offset by an increase in the revenues from T-Vote Call. T-Vote Call is a value-added telephone service offered to customers slightly cheaper than premium rate-services to run telephone campaigns such as contests, or for voting on quiz shows, which was in greater demand from customers in 2003.

Revenues from value-added services remained relatively constant from 2001 to 2002. The continued decline in revenues from the traditional public telephone business was offset by increasing revenues from other value-added services, such as toll-free lines. The decrease in revenues contributed by public telephone booths was largely attributable to the substitution effect of mobile telephones. As a result, T-Com had reduced the number of telephone booths in service from 2001 to 2002.

Terminal Equipment

Revenues from sales of terminal equipment consist of revenues from the sale and rental of analog telephones, ISDN telephones and private branch exchanges relating to the fixed-line network and personal computers.

Revenues from sales of terminal equipment decreased by EUR 129 million, or 13.9%, to EUR 798 million in 2003, from EUR 927 million in 2002, due primarily to a reduction in demand for terminal equipment as a result of stagnant market conditions and the accompanying deterioration in the investment climate, and intense competition for such products.

Revenues from sales of terminal equipment decreased from 2001 to 2002, primarily due to lower demand for terminal equipment and accessories as a result of the unfavorable economic environment, and declines in sales of new equipment due to lower growth rates for ISDN lines. As in 2001, prices for terminal equipment continued to decrease in 2002. These decreases were partially offset by increases in revenues related to data communications equipment, which were attributable primarily to initial sales of T-DSL modems. T-DSL modems were given to customers free of charge in 2001.

Other Fixed-Line Network Revenues

Other fixed-line network revenues consist mainly of support services for the installation, maintenance and repair of telecommunications equipment and related service support.

Other fixed-line network revenues decreased by EUR 767 million, or 65.4%, to EUR 406 million in 2003, from EUR 1,173 million in 2002. This decrease is largely attributable to the sale of the cable companies in March 2003.

Other fixed-line network revenues decreased by EUR 267 million, or 18.5%, to EUR 1,173 million in 2002, from EUR 1,440 million in 2001. This decrease is largely attributable to the deconsolidation of the broadband cable business in Baden-Wuerttemberg.

Domestic Carrier Services

The domestic carrier services business consists primarily of interconnection services for operators of fixed-line networks and mobile communications networks, carrier-specific transmission paths, access to the unbundled local loop and ISPs.

Revenues from the domestic carrier services business increased by EUR 271 million, or 6.2%, to EUR 4,670 million in 2003 from EUR 4,399 million in 2002. This was largely due to increases in revenues from ISP services, carrier leased lines and broadband cable services, which increase was offset in part as a result of a decrease in revenues from interconnection services for operators of fixed-line networks and mobile communications networks. The decrease in revenues from interconnection services for fixed-line and mobile communication networks was due primarily to direct interconnection between the networks of T-Mobile and other mobile carriers.

The increase in ISP services resulted from the growth in volume due to increased usage of online services, which resulted in an increase in demand for services provided by T-Com to online service providers. In addition, revenues relating to data communications services provided by T-Com to other telecommunications carriers was recorded under Domestic Carrier Services in 2003.

Revenues from access to T-Com's unbundled local loop, which allows competitors to have direct access to telecommunications customers, increased in 2003 due to a 43% increase in the number of customer connections requested by competing carriers.

Revenues from Domestic Carrier Services are expected to decline in the future as a result of a decrease in transit services (calls via the Deutsche Telekom network to other fixed-line and mobile networks) and a shift in call usage from long-distance to cheaper short-distance due to other carriers that may provide cheaper long distance and other services.

Driven by the creation and expansion of their own infrastructures by competitors in Germany, the decrease in revenues is partially offset by the increasing growth in carrier selection local call minutes, but not in sufficient volumes to reverse this trend.

Revenues from the domestic carrier business decreased by EUR 310 million, or 6.6%, to EUR 4,399 million in 2002, from EUR 4,709 million in 2001. This decrease was due primarily to a reduction in interconnection charges and lower sales volumes resulting from the direct interconnection between the networks of mobile communications operators. This direct interconnection caused a significant decrease in traffic routed through T-Com's network. Also, the demand for carrier services products decreased in 2002 due to market consolidation and the insolvency of a number of carriers. Further declines in revenues during 2002 from domestic carrier services resulted from reductions in the demand for shared space related to telecommunications equipment, lower volumes of call minutes generated through pre-selection and transfers of carriers from standard leased lines to lower priced carrier leased lines.

Systems Integration and Consulting

Systems integration and consulting consists of implementation, support and consulting in the area of telecommunications applications, and also include service solutions for T-LAN and communications networking, wiring and network expansion, as well as fault clearance and E-Business Solutions.

Revenues decreased by EUR 86 million, or 33.0%, to EUR 175 million in 2003, from EUR 261 million in 2002. The revenue trend from ongoing business was characterized by a difficult market environment and lack of investment activities due to the weak economy.

From 2001 to 2002, T-Com's total revenues from systems integration and consulting remained relatively stable.

Other Domestic Revenues

Other domestic revenues consist mainly of sales commissions from other segments for the sale of their products though our outlets, such as T-Punkt shops, and charges for support functions. They also include revenues from the publication and sale of subscriber data to telecommunications services (e.g. yellow pages), from the production and sale of prepaid cards for online-shopping and prepaid cards for mobile phones.

Other domestic revenues decreased by EUR 110 million, or 11.6%, to EUR 840 million in 2003 from EUR 950 million in 2002. This decrease was primarily the result of higher levels of non-product-specific rebates in the current year as well as lower revenues from the publishing and directory business. The decrease in revenues from the publishing and directory business was largely due to a consolidation of our portfolio of certain low-margin business customers, as well as a decline in advertising revenues due to the weakness in the German economy.

Other domestic revenues increased by EUR 126 million from 2001 to 2002. This increase is mainly attributable to higher sales from third-party products through our sales channels. Additionally, in 2002, for the first time, other Deutsche Telekom divisions were charged fees for administration and support functions provided through T-Com's sales channels.

Total Eastern Europe Revenues

Total revenues from Eastern European subsidiaries were EUR 3,855 million in 2003, slightly lower than the EUR 3,877 million in 2002. This decrease was largely due to the negative currency exchange rate effects in Hungary and Croatia. When measured in local currencies, revenues at Matáv and Hrvatski Telecom increased year-on-year. Revenues from the fixed-line networks have continued to decline in 2003, offset in part by the continuing trend towards strong growth in the mobile businesses. Demand for online services and fixed-network broadband applications has also grown in Eastern Europe in 2003, although from a lower initial base.

Total revenues increased by EUR 1,128 million, or 41.0%, to EUR 3,877 million in 2002, from EUR 2,749 million in 2001. Of this increase, Hrvatski Telecom contributed approximately EUR 854 million as a result of its full-year consolidation in 2002. The increase was also a result of the growth in the mobile communications and data communications businesses.

Matáv

Matáv generates its revenues from the fixed-line network, mobile communications business, carrier services business, online services, and from cable businesses. In 2003, total revenues decreased from EUR 2,429 million to EUR 2,392 million, or 1.5% primarily as a result of currency translation effects. In local currency, Matáv's total revenues increased from HUF 591 billion to HUF 607 billion, or 2.7%. The growth rate was slower than the previous year mainly due to the impact of stricter regulation affecting fixed-line network services.

Fixed-line network revenues fell by 6.7%, from EUR 1,297 million to EUR 1,210 million. Although more traffic was generated from the fixed-line network into the mobile network, this was not sufficient to offset the deterioration in international traffic — resulting from fewer minutes — and the less favorable currency exchange rate. In 2003, minutes in the fixed-line network fell appreciably and total number of access channels marginally declined.

Revenues from mobile communications increased by approximately 7%, due to an increase in call minutes and an increase in the number of subscribers. The number of subscribers increased from 3.4 million to 3.8 million. Prepaid customers represent 73.9% of the total Westel customers as of December 31, 2003.

Revenues from carrier services decreased by approximately 27%, primarily as a result of decreased termination and interconnection charges mandated by the regulatory authority.

Revenues from online services increased, primarily as a result of an increase in the number of subscribers, which grew by 14%, from 185,000 to 211,000, and an increase in the number of broadband customers.

Revenue from the fixed-line network and interconnection services is expected to continue to decrease in 2004. The mobile segment is still growing but at a slower pace, because of saturation of the market and competition.

Matáv's total revenues increased by EUR 293 million, or 13.7%, to EUR 2,429 million in 2002, from EUR 2,136 million in 2001, attributable primarily to higher growth in the mobile communications business (through Matáv's Westel and MakTel subsidiaries), online services and data communications business.

Hrvatski Telecom

Hrvatski Telecom generates its revenues from the fixed-line network, mobile communications business, carrier services business and online services. Total revenues increased by 2.7% to EUR 1,034 million in 2003, from EUR 1,007 million in 2002, despite a negative currency translation effect of 2.0%. In local currency, total revenues increased 4.8%. Although the fixed-line network revenues reflected a slight downward trend, mainly due to a decrease of analog access lines by 28,000 to 1.6 million and minutes of use from 5,166 billion to 5,120 billion, the mobile communications revenues increased by approximately 14%, primarily as a result of an increase in subscribers from 1,242 million to 1,340 million. Revenues from carrier services increased by 10.7%, while online service revenues increased by nearly 100%, although from a lower initial base, due mainly to an increase in subscribers from approximately 370,000 to approximately 480,000.

In connection with the acquisition of the second tranche of 16% of the shares of Hrvatski Telecom, a commitment was signed to invest an amount of EUR 748 million in Hrvatski Telecom from 2002 to 2004. The goal of this investment program was primarily the expansion of the fixed-line and mobile network infrastructures.

Primarily as a result of its full-year consolidation, Hrvatski Telecom's total revenues increased by EUR 854 million to EUR 1,007 million in 2002, from EUR 153 million in 2001. Apart from this consolidation effect, Hrvatski Telecom's total revenues increased primarily due to increased subscriber growth in the mobile communications business, in particular with prepaid customers.

Slovak Telecom

Slovak Telecom generates its revenues from the fixed-line network, carrier services, online services and broadcasting services. Slovak Telecom's total revenues decreased by EUR 11 million, or 2.7%, to EUR 429 million in 2003 from EUR 441 million in 2002. The Slovak crown strengthened during 2003, so the decease in euros was not as severe as in local currency, where the revenue decline amounted to 5.5%. The decrease in revenue is mainly attributable to the continuing decrease in analog access lines in the fixed-line network, which is primarily the result of competition from mobile operators, which decline could not be offset by the growth in ISDN and ADSL access lines and data communications. Furthermore, the decreasing prices for international traffic in combination with the increasing competition for termination of international calls led to a decrease of international carrier services revenues.

Slovak Telecom's total revenues decreased by EUR 19 million, or 4.1% to EUR 441 million in 2002 from EUR 460 million in 2001. The decrease is primarily attributable to the substitution of fixed-line business by increased usage of mobile communications.

Operating Expenses

Cost of Sales

Cost of sales decreased by EUR 1,381 million, or 7.5%, to EUR 16,958 million in 2003 when compared to EUR 18,339 million in 2002. This decrease is primarily attributable to lower depreciation and amortization as well as costs associated with the termination of customer traffic in the networks of other carriers. In addition, costs related to repair and network maintenance as well as rental costs related to housing for technical equipment decreased. A decrease in personnel costs due to a reduction in staff levels resulting from the transfer of T-Com employees to Vivento also contributed to the decrease in cost of sales. T-Com will not incur additional costs relating to employees transferred to Vivento. For more information see "—Group Headquarters and Shared Services." Furthermore, costs associated with purchases of terminal equipment decreased due to the decline in customer demand in this area. For more information see "— Terminal Equipment." In addition, costs decreased due to the sale of Kabel Deutschland GmbH in 2003, which had the effect of reducing costs in 2003, when compared to 2002.

Cost of sales increased from 2001 to 2002 primarily as a result of increases in personnel costs due to wage increases as well as the first full-year consolidation of Hrvatski Telecom. Cost of sales at Hrvatski Telecom was EUR 544 million in 2002 compared to EUR 82 million in 2001.

Selling Costs

Selling costs decreased slightly in 2003 to EUR 6,115 million primarily as a result of the decrease in write-downs of receivables related to carrier services. In addition, advertising and marketing costs decreased compared to the previous year. Further, levels of personnel in our sales organization were reduced due to the transfer of these employees to Vivento. In addition, costs decreased due to the sale of Kabel Deutschland GmbH in 2003, which had the effect of reducing costs in 2003, when compared to 2002.

The increases in selling costs in 2002 and 2001 were the result of tariff increases in personnel costs and the first full-year consolidation of Hrvatski Telecom. The effect of the first full-year consolidation of Hrvatski Telecom was in 2002. Selling costs at Hrvatski Telecom were EUR 106 million in 2002 compared to EUR 39 million in 2001.

Administrative Costs

In 2003, general administrative costs decreased slightly to EUR 1,707 million. The decrease was largely the result of reductions in travel and training costs. In addition, certain centralized personnel and organizational responsibilities were transferred into T-Com's operational areas. The costs associated with these activities have been shown under cost of sales and selling costs in the current year. This decrease was partially offset by increased costs from activities relating to press and communication , trademark protection, regulation, controlling and IT Services. T-Com assumed these additional responsibilities relating to T-Com businesses from Group Headquarters and Shared Services. In addition, costs decreased due to the sale of Kabel Deutschland GmbH in 2003, which had the effect of reducing costs in 2003, when compared to 2002.

The increase in administrative costs in 2002 from 2001 was primarily the result of additional personnel costs and the first full-year consolidation of Hrvatski Telecom. Administrative costs at Hrvatski Telecom were EUR 87 million in 2002 compared to EUR 29 million in 2001.

Financial Income (Expense) Net

Net financial expense decreased in 2003 by EUR 140 million, or 16.1%, to EUR 727 million, from EUR 867 million in 2002. This decrease was primarily the result of reductions in net interest expense (EUR 247 million) reflecting the decline in T-Com's debt in 2003. This decrease was partially offset by increases in losses related to associated and related companies, which were largely due to the effects of write-downs, assumption of losses and loss accruals relating to our investment in the Toll Collect project company (EUR 442 million). These losses primarily related to delays in the scheduled completion of the toll collection system. Furthermore, non-recurring valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 322 million) in 2002 had the effect of reducing net financial expenses in 2003, when compared to 2002. Net financial expense for 2002 remained relatively stable compared to 2001.

Income Before Taxes

Income before taxes increased by EUR 643 million, or 17.8%, to EUR 4,247 million in 2003. The decrease in revenues was offset by decreases in maintenance and rental expenses for T-Com's fixed-line network, reductions of losses on accounts receivable and reductions in costs due the transfer of T-Com employees to Vivento. In addition the gain on the sale of the six cable companies EUR 320 million also contributed to the increase in income before taxes. Increases in accruals for employee severance and pensions had a negative effect in 2003.

Income before taxes decreased by EUR 1,069 million, or 22.9%, to EUR 3,604 million in 2002 as compared to EUR 4,673 million in 2001. This decrease was primarily the result of lower gains from divestitures of approximately EUR 975 million and additional net interest expense of EUR 215 million. This was partially offset by a reduction in valuation adjustments for loans to associated companies as well as increases in the equity values in certain associated companies.

Depreciation and Amortization

Depreciation and amortization decreased by EUR 370 million, or 6.7%, to EUR 5,169 million in 2003 from EUR 5,539 million in 2002. This decrease was primarily due to the reduced volume of depreciation following the disposal of the remaining cable companies in 2003. In addition reductions in capital expenditures led to lower depreciation and amortization costs in 2003.

The increase in depreciation and amortization in 2002 was largely due to the first full-year consolidation of Hrvatski Telecom. This was partly offset by reductions in capital expenditures for the fixed-line network in Germany, which led to lower depreciation and amortization costs in 2002.

Personnel Costs

Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits.

Personnel costs increased from 2002 to 2003 primarily as a result of increases in accruals for employee severance in Germany and Croatia, increases in pension accruals due to changes in interest rates as well as increases in wages and salaries as compared to the previous year. These increases were only partially offset by reductions in T-Com's headcount by approximately 19,500 employees of which approximately 12,500 were transferred to Vivento during 2003. during the year. T-Com will not incur further costs relating to employees transferred to Vivento. For more information, see
"— Group Headquarters and Shared Services."

Personnel costs increased from 2001 to 2002 primarily as a result of increases in wages and salaries as well as the first full-year consolidation of Hrvatski Telecom. Personnel costs in 2002 were also affected by restructuring measures related to Matáv and Slovak Telecom and additions to pension accruals attributable to changes in the life expectancy tables underlying certain actuarial calculations.

Capital Expenditures

Capital expenditures decreased by EUR 948 million (29.0%) in 2003 as compared to the previous year. This is mainly attributable to reduction in expenditures related to the extension of our SDH transmission platform in 2002. Other factors included a slow down in the expansion of the fixed-line network partially due to weak market conditions and a reduction in real estate construction in Germany. The increase in capacity utilization for ISDN access lines, declining growth rates and minimized capital expenditure in the PSTN network also led to a reduction in overall capital expenditures as well.

There was a decrease in capital expenditures in 2002 compared to 2001 primarily resulting from lower investments in core business areas.

T-Systems

The following table presents selected financial information concerning T-Systems.

	For the year ended December 31(1),
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Net revenues	7,184	6,895	7,121	4.2%	(3.2)%
Inter-segment revenues	3,430	3,594	3,700	(4.6)%	(2.9)%
Total revenues	10,614	10,489	10,821	1.2%	(3.1)%
Loss before taxes	(138)	(1,990)	(389)	93.1%	(411.6)%

(1)	Information for 2002 and 2001 has been reclassified to conform to 2003 organizational changes, including adjustments to reflect the reorganization of the agency business as of January 1, 2003. For more information, please refer to "— Segment Analysis — Reclassifications.

Net Revenues

Net revenues (total revenues excluding inter-segment revenues) amounted to EUR 7,184 million in 2003, representing an increase of EUR 289 million, or 4.2%, as compared with EUR 6,895 million in 2002 due to a large degree to a change in our business strategy in 2003. The increase of EUR 289 million was achieved despite the deconsolidation of companies, mainly T-Systems Siris SAS, T-Systems MultiLink SA and TeleCash GmbH. All deconsolidated companies contributed net revenues to T-Systems of approximately EUR 163 million in 2003, EUR 395 million in 2002 and EUR 376 million in 2001.

The 15.8% net revenue growth in 2003 in the Telecommunications services unit (TC) was partially offset by a 8.1% decline in net revenues of our Information Technology services unit (IT).

Net revenues decreased by EUR 226 million, or 3.1%, to EUR 6,895 million in 2002 as compared with EUR 7,121 million in 2001. This decrease in net revenues was primarily due to the impact of the difficult economic situation on T-Systems' various business activities and the corresponding decline in the market for telecommunications (TC) services and information technology (IT) services in all sectors. This decrease in net revenues was partially offset by the contribution to net revenues of EUR 86 million relating to the acquisition of DeTeCon International GmbH. Additionally, the sale of Groupe Spring and Marketech had a negative impact on net revenues.

Total Revenues

In addition to providing data processing, other information technology and services such as provision of computer center services, desktop services and application services to third parties, T-Systems is the primary provider of such services, within Germany, to the Deutsche Telekom group.

Approximately 32.3% of T-Systems' total revenues in 2003 were attributable to inter-segment revenues, as compared to 34.3% in 2002 and 37.8% in 2001. For 2003, approximately 18.3% of T-Systems' TC services revenues and approximately 45.0% of T-Systems' IT services revenues were from other segments within the Deutsche Telekom group.

For the year ended December 31, 2003, total revenues of T-Systems increased by EUR 125 million, or 1.2%, to EUR 10,614, as compared to EUR 10,489 million in 2002. This increase was due to the increase of EUR 289 million in net revenues offset by a decrease in inter-segment revenues in the amount of EUR 164 million, or 4.6%. The increase in total revenues of EUR 125 million was achieved despite the deconsolidation of companies, mainly T-Systems Siris SAS, T-Systems MultiLink SA and TeleCash GmbH. All deconsolidated companies contributed to total revenues approximately EUR 165 million in 2003, EUR 418 million in 2002 and EUR 392 million in 2001. Inter-segment revenues amounted to EUR 3,430 million in 2003, as compared to EUR 3,594 million in 2002. In addition, the decrease in inter-segment revenues was affected by our ongoing group-wide cost efficiency program, which resulted in reduced budgets for IT services at other divisions and in reduced prices for IT services. The price reductions were partially offset by increasing volumes delivered by T-Systems.

Inter-segment revenues of the Deutsche Telekom group decreased by EUR 106 million, or 12.9%, to EUR 3,594 million in 2002 as compared to EUR 3,700 million in 2001, primarily as a result of reduced prices for IT services. For 2002, approximately 25.7% of T-Systems' TC services revenues and approximately 41.4% of T-Systems' IT services revenues were from other segments within the Deutsche Telekom group. Due to the high proportion of inter-segment revenues combined with its dependence on the purchase of services from other divisions, T-Systems' operating results before consolidation depend to a large degree on the conditions and prices employed in its dealings with our other divisions.

T-Systems expects a stabilization of inter-segment revenues in 2004. T-Systems also expects further growth in TC net revenues and a slight growth in IT net revenues in 2004.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)

Total TC services revenues	5,033	4,779	4,911	5.3%	(2.7)%
Total IT services revenues
Systems Integration and Consulting	1,833	1,918	2,023	(4.4)%	(5.2)%
Computing Services	2,427	2,366	2,444	2.6%	(3.2)%
Desktop Services	1,321	1,426	1,443	(7.4)%	(1.2)%
Total IT services revenues	5,581	5,710	5,910	(2.3)%	(3.4)%
Total revenues	10,614	10,489	10,821	1.2%	(3.1)%

TC Services

For the year ended December 31, 2003, TC total revenues increased by EUR 254 million, or 5.3%, to EUR 5,033 million, as compared to EUR 4,779 million in 2002. The increase of EUR 254 million was achieved despite the deconsolidation of T-Systems Siris SAS, T-Systems MultiLink SA and TeleCash GmbH, which contributed to total TC revenues approximately EUR 128 million in 2003, EUR 371 million in 2002 and EUR 337 million in 2001. The increase in TC total revenues in 2003 was mainly due to higher revenues from external domestic and international network services accompanied by slight growth in International Carrier Sales and Solutions (ICSS) amounting to EUR 120 million and Media Broadcast amounting to EUR 27 million. These higher revenues resulted primarily from increased sales activities as well as international expansion to offer such services to globally active customers. Domestic TC revenues achieved an increase in total revenues of EUR 162 million, or 5.1%, in line with overall market growth.

As a result of previous investments in international backbone capacities, ICSS together with T-Systems' international affiliates was able to route approximately 8% more traffic over its own network, compensating for decreasing prices in the world market (14.1 billion minutes of voice traffic in 2003 compared with 13.0 billion minutes in 2002). Decreasing prices mainly resulted from increasing wire capacity and increasing competitive pressure due to shorter price change intervals.

In 2003, inter-segment revenues accounted for 18.3% of TC total revenues and decreased by EUR 307 million as compared to 2002 primarily due to increased technical capacity resulting in price declines. In addition, other price reductions, especially with T-Com, resulted mainly from regulatory pricing decisions. Additionally, the sale of the cable companies led to a reduction of inter-segment revenues of approximately EUR 27 million.

For the year ended December 31, 2002, TC total revenues decreased by EUR 132 million, or 2.7%, to EUR 4,779 million, as compared to EUR 4,911 million in 2001. This decrease is primarily due to the decrease of EUR 99 million in the international activities of TC Services. The TC business was negatively affected by the general economic slowdown. Additionally, price decreases primarily caused by reduced call termination rates in the ICSS unit resulted in a decrease in revenues. Traffic volume remained nearly constant in 2002 (13.0 billion minutes of voice traffic versus 12.9 billion minutes in 2001).

IT Services

Systems Integration and Consulting

Total revenues decreased by EUR 85 million, or 4.4%, to EUR 1,833 million as compared to EUR 1,918 million in 2002. This decrease resulted primarily from price pressure in contracting domestic and international markets. Despite reduced staff, invoiced hours remained nearly constant as compared to 2002. Inter-segment revenues accounted for approximately 46.5% of total system integration revenues in 2003 and remained nearly constant compared to the previous year.

For the year ended December 31, 2002, total revenues decreased by EUR 105 million, or 5.1%, to EUR 1,918 million, as compared to EUR 2,023 million in 2001. This decrease was primarily due to customers' discretionary spending reductions. In addition, the insolvency of other domestic customers added EUR 16 million to this decrease. The decrease was offset in part by the consolidation of Detecon International GmbH, which contributed revenues of EUR 86 million in 2002.

Computing Services

For the year ended December 31, 2003, total revenues increased by EUR 61 million, or 2.5%, to EUR 2,427 million as compared to EUR 2,366 million in 2002. This increase is primarily a result of increasing inter-segment revenues. In 2003, approximately 44.6% of Computing Services' total revenues resulted from inter-segment revenues. Inter-segment revenues increased by EUR 137 million, or 14.5%, in 2003 as compared to a decline of EUR 183 million, or 16.2%, in 2002. Pricing pressure within the group was partially offset by increasing volumes in 2003. External revenues declined due to intense price pressure. The increase in inter-segment revenues was mainly due to outsourcing agreements with non-domestic companies within our T-Mobile division, which were entered into during the second half of 2002.

For the year ended December 31, 2002, total revenues decreased by EUR 78 million, or 3.2%, to EUR 2,366 million, as compared to EUR 2,444 million in 2001. This decrease is primarily attributable to a reduction in international activities, which was partially offset by an increase in national inter-segment activities. In addition, the insolvency of some domestic customers and the resulting termination of outsourcing agreements with them contributed to the decrease in net revenues (EUR 12 million).

Desktop Services

Total revenues decreased by EUR 105 million, or 7.4%, to EUR 1,321 million as compared to EUR 1,426 million in 2002. A portion of this decrease related to revenues of Groupe Spring and Marketech, which were partially included in 2002 revenues and were no longer included in 2003 revenues. In 2003, total international revenues, including this deconsolidation effect, decreased by EUR 71 million, or 17.7%, to EUR 330 million as compared to EUR 401 million in 2002. Domestic revenues decreased by EUR 34 million from 2002 to 2003 mainly as a result of lower revenues from major customers due to the difficult general economic situation. Revenues in the reselling business decreased due to continuing low demand in the market while revenues from services such as user help desk and support activities increased to 61% of the total domestic revenues in 2003 from 58% in 2002.

Inter-segment revenues account for approximately 43.5% of Desktop Services' total revenues in 2003. From 2002 to 2003, inter-segment revenues remained at the previous year's level due to the effects of reduced prices (approximately EUR 37 million) and reduced number of desktops managed and amounted to EUR 574 million.

For the year ended December 31, 2002, total revenues decreased by EUR 17 million, or 1.2%, to EUR 1,426 million, as compared to EUR 1,443 million in 2001. The decrease was primarily due to the divestiture of the subsidiaries T-Systems Marketech and Groupe Spring. This decrease was partially offset by an increase in total revenues (EUR 26 million) from the reselling of workstations and desktops.

International Revenues

	For the year ended December, 31
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Total Revenues	10,614	10,489	10,821	1.2%	(3.1)%
Domestic	7,762	7,584	7,783	2.3%	(2.6)%
International	2,852	2,905	3,038	(1.8)%	(4.4)%

Total revenues from international operations declined over the period 2001 to 2003. International revenues decreased by EUR 53 million, or 1.8%, to EUR 2,852 million in 2003 as compared to EUR 2,905 million in 2002. The disposal of the non-core subsidiaries Siris and MultiLink led to a decline in international revenues in the amount of EUR 176 million, which was partly offset by increased revenues in the TC unit.

As a percentage of T-System's total revenues, international revenues declined from 28.1% in 2001, to 27.7% in 2002 and 26.9% in 2003.

Operating Expenses

The following table provides information regarding components of operating expenses of T-Systems.

	2003		2002		2001		2003/2002	2002/2001
	(in millions of €, except percentages)
Cost of sales	9,183	79.0%	9,529	73.0%	9,315	79.2%	(3.6)%	2.3%
Selling costs	671	5.8%	876	6.7%	1,018	8.7%	(23.4)%	(13.9)%
Administrative costs	751	6.5%	909	7.0%	767	6.5%	(17.4)%	18.5%
Other operating expenses	1,011	8.7%	1,741	13.3%	662	5.6%	(41.9)%	163.0%
Total	11,616	100.0%	13,055	100.0%	11,762	100.0%	(11.0)%	11.0%

Cost of Sales

Cost of sales decreased in 2003 by EUR 346 million, or 3.6%, to EUR 9,183 million as compared to 2002. The cost of sales of the deconsolidated companies recorded by T-Systems were EUR 151 million in 2003 and EUR 481 million in 2002. In addition, the decrease in cost of sales was primarily a result of lower depreciation costs in 2003 as compared to 2002 resulting from the strategic review in 2002, which led to non-scheduled asset write-downs in 2002 and of the group-wide efficiency efforts such as reduced investments and related depreciation. In addition, the reduction of average staffing levels for the year led to a further decrease in costs of sales. The decrease in cost of sales was partially offset by increased expenses for goods and services purchased due to increased revenues.

Cost of sales increased in 2002 by EUR 214 million, or 2.3%, to EUR 9,529 million as compared to 2001.This increase resulted mainly from non-scheduled asset depreciation relating to telecommunications equipment at SIRIS and Multilink. In addition, T-Systems recorded non-scheduled write-downs relating to mainframe and storage equipment, servers and other assets in computer center operations. Further, EUR 33 million of the increase in depreciation was due to accelerated depreciation charges for storage equipment based on a reassessment of the useful life of the relevant equipment. Due to an oversupply of capacity in the telecommunications market, T-Systems recorded non-scheduled depreciation of submarine cable assets amounting to EUR 228 million, partly offset by a reduction in depreciation expense resulting from a decrease in capital expenditures, primarily in network services and computing services.

Selling Costs

Selling costs amounted to EUR 671 million in 2003, representing a decrease of EUR 205 million, or 23.4%, compared to 2002. This was mainly a result of staff reductions within T-Systems. The deconsolidation of companies contributed to the decrease in selling costs. The selling costs of deconsolidated companies recorded by T-Systems were EUR 18 million in 2003 and EUR 117 million in 2002. In addition, this decrease was partially attributable to an increase in allowances for accounts receivable recorded in 2002 with respect to the insolvency of some domestic customers amounting to EUR 21 million. The decrease in selling costs was partially offset by increased selling costs attributable to the establishment of international network sales organizations.

Selling costs amounted to EUR 876 million in 2002, representing a decrease of EUR 142 million, or 13.9%, compared to 2001. This decrease in selling costs was mainly a result of the cost efficiency program implemented during 2002.

Administrative Costs

Administrative costs amounted to EUR 751 million in 2003, representing a decrease of EUR 158 million, or 17.4%, compared to 2002. The decrease was mainly a result of our cost efficiency program covering all functional areas. In addition, the reduction of average staffing levels for the year led to a further decrease in costs of sales. The deconsolidation of companies contributed to the decrease in administrative costs. The administrative costs of the deconsolidated companies recorded by T-Systems were EUR 14 million in 2003 and EUR 33 million in 2002.

Administrative costs amounted to EUR 909 million in 2002, representing an increase of EUR 142 million, or 18.5%, compared to 2001. This was mainly a result of increased staff.

Other Operating Expenses

Other operating expenses amounted to EUR 1,011 million in 2003, representing a decrease of EUR 730 million, or 41.9%, as compared to 2002. This is mainly a result of lower amortization expenses amounting to EUR 640 million relating to the deconsolidated companies SIRIS, MultiLink and Telecash. This was partially offset by higher amortization expenses in the amount of EUR 44 million due to the full year amortization with respect to the acquisition the remaining stake of debis Systemhaus GmbH, which was merged into T-Systems International GmbH at the end of 2002. In addition, no further significant restructuring charges were recorded in 2003, as compared to 2002 leading to a decrease in other operating expenses.

Other operating expenses amounted to EUR 1,741 million in 2002, representing an increase of EUR 1,079 million, or 162.9%, as compared to 2001. This was mainly a result of amortization expenses affected by non-scheduled amortization (EUR 597 million) in conjunction with our 2002 strategic review and restructuring initiatives, primarily related to business activities in France and Switzerland, including nonscheduled amortization of the entire amount of goodwill (EUR 564 million) related to the SIRIS domestic carrier service business in France and EUR 32 million related to MultiLink SA, as a result of management's decision to refocus its strategy, to downsize and to exit specific business activities.

Financial Income (Expense), Net

Net financial expense in 2003 decreased by EUR 76 million to EUR 42 million as compared to EUR 118 million in 2002. This decrease is in part due to a positive cash flow in 2003 resulting in improved interest income amounting to EUR 58 million.

Net financial expense increased by EUR 233 million to EUR 118 million in 2002 when compared to net financial income of EUR 115 million in 2001, primarily as a result of the acquisition of the remaining 49.9% of the shares of debis Systemhaus in the first quarter of 2002. T-Systems used its inter-segment financial receivables (approximately EUR 2,165 million) and also a loan from Deutsche Telekom AG in the amount of EUR 2,538 million to finance this transaction.

Income (Loss) Before Taxes

T-Systems recorded a loss before taxes of approximately EUR 138 million in 2003 compared to a loss of EUR 1,990 million in 2002, which reflects a substantial year-on-year improvement. This is primarily the result of a decline in operating expenses across all cost areas. In addition, other operating income increased by EUR 214 million, or 31.0%, from 2002 to 2003 mainly due to the sale of non-core businesses and assets and, to a lesser extent, gains from foreign currency translations.

T-Systems recorded a loss before taxes of approximately EUR 1,990 million in 2002 compared to a loss before taxes of EUR 389 million in 2001. This increase was primarily attributable to non-scheduled amortization of goodwill and depreciation of property, plant and equipment along with restructuring charges as described above. Additionally, 2002 was marked by fierce price competition due to overcapacities in the market. Due to the economic slowdown, many customers decreased their information technology budgets.

T-Mobile

The following table presents selected financial information concerning T-Mobile.

	For the year ended December 31,
	2003	2002(1)	2001(1)	2003/2002	2002/2001
	(millions of €)			(% change)
Net revenues	21,572	18,339	13,101	17.6%	40.0%
Inter-segment revenues	1,206	1,396	1,536	(13.6)%	(9.1)%
Total revenues	22,778	19,735	14,637	15.4%	34.8%
Income (loss) before taxes	831	(23,754)	(6,441)	n.m.	n.m.

(1)	Information for 2002 and 2001 has been reclassified to conform to 2003 organizational changes, including adjustments to reflect the reorganization of the agency business as of January 1, 2003. For more information, please refer to "— Reclassifications."

Net Revenues

The net revenues from our T-Mobile division, which reflects revenues from customers outside of the Deutsche Telekom group, increased by EUR 3,233 million or 17.6% to EUR 21,572 million in 2003 from EUR 18,339 million in 2002. Continued growth in the number of subscribers was the dominant factor in the revenue development of the T-Mobile group in 2003, especially for the revenue growth at T-Mobile USA. Additionally, net revenues were affected by the full year consolidation in 2003 of T-Mobile Netherlands, which contributed to net revenues for only three months in 2002.

The aggregate number of subscribers increased from 53.9 million in 2002 to 61.1 million in 2003 (including Virgin Mobile subscribers of 2.4 million in 2002 and 3.6 million in 2003) or 13.2%. This increase was mainly a result of strong subscriber growth in the United States, and to a lesser extent, subscriber growth in Europe.

Net revenues increased by EUR 5,238 million, or 40.0%, to EUR 18,339 million in 2002 from EUR 13,101 million in 2001. The increase in T-Mobile's net revenues in 2002 was partly due to the effect of the full-year consolidation in 2002 of our U.S. subsidiary, T-Mobile USA, as compared to the seven-months consolidation in 2001. Additionally, net revenues were affected by the consolidation for a full year in 2002 of T-Mobile Czech Republic as compared to the nine-months consolidation in 2001 and the full consolidation of T-Mobile Netherlands since September 30, 2002.

Total Revenues

Total revenues include both net revenues from external customers and revenues from other divisions within the Deutsche Telekom group. The most significant component of inter-segment revenues relates to revenues received from our T-Com division for terminating calls on our mobile network in Germany that originated from T-Com's fixed-line network in Germany.

Inter-segment revenues decreased by EUR 190 million, or 13.6%, to EUR 1,206 million in 2003 from EUR 1,396 million in 2002. This decrease was primarily due to a decline in the volume of calls through our fixed-line network in Germany. Inter-segment revenues decreased by EUR 140 million, or 9.1% to EUR 1,396 million in 2002 from EUR 1,536 million in 2001. This decrease was primarily due to a decline in the rates charged for terminating calls from the fixed-line network.

Revenues from mobile termination fees are primarily generated in our European operations. Revenues from European mobile termination fees were approximately 12.0% of total revenues in 2003 (14.0% of total revenues in 2002). In 2003, in the UK and the Netherlands, the regulatory bodies and mobile operators agreed to decrease mobile termination fees. In other European countries, T-Mobile expects that termination fees will decrease in the future. T-Mobile further expects that the negative impacts on revenues will be somewhat mitigated by volume increases and revenues generated by other mobile services.

The following table reflects the number of T-Mobile subscribers by subsidiary.

	As of December 31,
	2003	2002	2001	2003/2002	2002/2001
	(Subscribers in millions)			(% change)
Subsidiary
T-Mobile Deutschland	26.3	24.6	23.1	6.9%	6.5%
T-Mobile UK(1)	13.6	12.4	10.4	9.7%	19.2%
T-Mobile USA(2)	13.1	9.9	7.0	32.3%	41.4%
T-Mobile Austria	2.0	2.0	2.1	—	(4.8)%
T-Mobile Czech Republic (RadioMobil)(3)	4.0	3.5	2.9	14.3%	20.7%
T-Mobile Netherlands (Ben)(4)	2.0	1.4	—	42.9%	n.m.
Total(5)	61.1	53.9	45.5	13.2%	18.2%

(1)	Includes Virgin Mobile subscribers of 3.6 million for 2003, 2.4 million for 2002 and 1.4 million for 2001.
(2)	First consolidated May 31, 2001.
(3)	First consolidated March 31, 2001.
(4)	First consolidated September 30, 2002.
(5)	Percentage and total number of subscribers calculation based on actual figures.

The figures above represent the total number of contract and prepaid subscribers at year-end for the periods presented. The subscriber counting methodologies employed differ in some respects between national markets, so that the figures in the table above may not be directly comparable with one another. For further information relating to how we calculate our subscriber data, see "Item 4. Information on the Company — Description of Business and Divisions — T-Mobile."

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

Total Revenues by Geographic Area

The following table reflects T-Mobile's total revenues by geographic area.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Germany(1)	8,479	7,801	7,075	8.7%	10.3%
North America(1)(2)	7,416	6,138	2,798	20.8%	119.4%
United Kingdom(1)	4,303	3,997	3,279	7.7%	21.9%
Austria(1)	1,098	1,034	1,052	6.2%	(1.7)%
Czech Republic(1)(3)	768	705	487	8.9%	44.8%
Netherlands(1)(4)	861	162	—	n.m.	n.m.
Other(1)	95	6	6	n.m.	n.m.
Intra-segment revenues	(242)	(108)	(60)	n.m.	80.0%
Total revenues	22,778	19,735	14,637	15.4%	34.8%

(1)	These amounts relate to each mobile subsidiary's respective separate financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the division level or the group level, which consolidation effects are included under "Intra-segment revenues " in the table.
(2)	First consolidated May 31, 2001.
(3)	First consolidated March 31, 2001.
(4)	First consolidated September 30, 2002.

Germany

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Total revenues	8,479	7,801	7,075	8.7%	10.3%
less Terminal equipment	809	692	579	16.9%	19.5%
less Other	325	227	241	43.2%	(5.8)%
Service revenues	7,345	6,882	6,255	6.7%	10.0%

Through T-Mobile Deutschland, we offer mobile communication services to individual and business subscribers in Germany. In 2003, the total revenues of T-Mobile Deutschland increased by EUR 678 million, or 8.7%, as compared to 2002. This increase was primarily attributable to an increase in service revenues and terminal equipment sales. In 2002, the total revenues of T-Mobile Deutschland increased by EUR 726 million, or 10.3%, as compared to 2001. This increase was attributable primarily to an increase in service revenues and terminal equipment sales.

Service revenues increased by EUR 463 million, or 6.7%, to EUR 7,345 million in 2003 as compared to EUR 6,882 million in 2002. This increase was primarily attributable to an increase in non-voice revenues and subscription fee revenues due to a higher subscriber base. Non-voice and subscription fee revenues increased by EUR 258 million to EUR 2,735 million in 2003 from EUR 2,477 million in 2002. Also, as a result of the growth in the subscriber base, the voice revenues increased in 2003 by EUR 205 million to EUR 4,610 million as compared to EUR 4,405 million in

2002. The increase in voice revenues induced by the number of subscribers was partly offset by a lower usage per subscriber. The increase in service revenues was also partly offset by reduced inter-segment revenues primarily resulting from a decrease in termination of calls from T-Com's fixed-line network customers in Germany.

In 2002, service revenues increased by EUR 627 million, or 10.0%, as compared to 2001. This was due primarily to an increase in the number of subscribers. The increase in service revenues was partly offset by reduced inter-segment revenues primarily resulting from the termination of calls from T-Com's fixed-line network customers in Germany. Mobile termination revenues decreased by EUR 157 million, or 10.2%, to EUR 1,379 million in 2002 from EUR 1,536 million in 2001, primarily due to a decline in the rates charged for terminating calls from the fixed-line network.

Revenues from terminal equipment sales increased by EUR 117 million to EUR 809 million in 2003 compared to 2002 due to an increase in handsets sold to dealers and higher priced terminal equipment with functionalities such as multimedia messaging services ("MMS"). Revenues from terminal equipment sales increased by EUR 113 million to EUR 692 million in 2002 compared to EUR 579 million in 2001, primarily as a result of an increase in handsets sold to dealers and a reduction of handset subsidies.

Other revenues mainly comprise visitor revenues, virtual network operator (VNO) revenues and activation revenues and disconnection fees. VNO revenues are generated by O2 traffic being routed through the T-Mobile Deutschland network. VNO revenues account for approximately 25% of the total other revenues in 2003.

Other revenues increased by EUR 98 million to EUR 325 million in 2003 compared to 2002 primarily as a result of higher visitor revenues and higher VNO revenues caused by an increase in the subscriber base of O2. The reduction of EUR 14 million to EUR 227 million in 2002 compared to 2001 was influenced by the reduction of visitor revenues.

North America

	For the year ended December 31,
	2003	2002	2001(1)	2003/2002	2002/2001
	(millions of €)			(% change)
Total revenues	7,416	6,138	2,798	20.8%	119.4%
less Terminal equipment	958	819	297	17.0%	175.8%
less Other	480	468	196	2.6%	138.8%
Service revenues	5,978	4,851	2,305	23.2%	110.5%

(1)	First consolidated May 31, 2001.

Total revenues increased by EUR 1,278 million, or 20.8%, to EUR 7,416 million in 2003 compared to EUR 6,138 million in 2002. The increase in revenues resulted primarily from an increase in service revenues due to an increase in the subscriber base and, to a lesser extent, from an increase in terminal equipment sales. Total revenues increased by EUR 3,340 million, or 119.4%, to EUR 6,138 million in 2002 compared to EUR 2,798 million in 2001, primarily due to the full-year consolidation in 2002 of T-Mobile USA (seven months consolidation in 2001), and an increase in the overall subscriber base in 2002. Expressed in local currency, the total revenue increase was higher on a percentage basis before currency translation effects as described in "Notes to the Consolidated Financial Statements – Summary of Accounting Policies."

Service revenues increased by EUR 1,127 million, or 23.2%, to EUR 5,978 million in 2003 compared to EUR 4,851 million in 2002, due primarily to an increase in subscribers. Service revenues increased EUR 2,546 million, or 110.5%, to EUR 4,851 million in 2002 compared to EUR 2,305 million in 2001, as a result of the full-year consolidation in 2002 of T-Mobile USA (seven months consolidation in 2001) and an increase in subscribers.

Revenues from terminal equipment sales increased by EUR 139 million to EUR 958 million in 2003 compared to EUR 819 million in 2002, due mainly to an increase in gross subscriber additions of 10.5%. Revenues from terminal equipment sales increased by EUR 522 million to EUR 819 million in 2002 compared to EUR 297 million in 2001, primarily as a result of growth in gross subscriber additions of 23.0% and the full-year consolidation of T-Mobile USA in 2002.

Other revenues include mainly visitor revenues and activation revenues. Other revenues increased to EUR 480 million in 2003 from EUR 468 million in 2002 mainly as a result of increased subscriber activation revenues and to a lesser extent an increase in visitor revenues. Other revenues increased to EUR 468 million in 2002 compared to EUR 196 million in 2001 primarily due to the full-year consolidation of T-Mobile USA in 2002 and an increase in subscriber activation revenues.

United Kingdom

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Total revenues	4,303	3,997	3,279	7.7%	21.9%
less Terminal equipment	422	429	393	(1.6)%	9.2%
less Other	430	332	204	29.5%	62.7%
Service revenues	3,451	3,236	2,682	6.6%	20.7%

Total revenues increased by EUR 306 million, or 7.7%, to EUR 4,303 million in 2003 compared to EUR 3,997 million in 2002, due primarily to an increase in subscribers. Expressed in local currency, the total revenue increase was higher on a percentage basis before currency translation effects as described in "Notes to the Consolidated Financial Statements — Summary of Accounting Policies." Total revenues in 2002 increased by EUR 718 million, or 21.9%, to EUR 3,997 million as compared to EUR 3,279 million in 2001, due primarily to an increase in subscribers.

Service revenues increased by EUR 215 million, or 6.6%, to EUR 3,451 million in 2003 as compared to EUR 3,236 million in 2002. Service revenues increased due to higher usage by subscribers. This income was offset, in part, by a decrease in termination fee rates mandated by the UK telecommunications regulator. Service revenues increased by EUR 554 million, or 20.7%, to EUR 3,236 million in 2002 as compared to EUR 2,682 million in 2001, due primarily to an increase in subscribers.

Revenues from terminal equipment sales decreased slightly in 2003 compared to 2002 mainly due to lower gross adds of subscribers. Revenues from terminal equipment sales increased in 2002 compared to 2001, mainly due to higher average revenue per terminal equipment sale.

Other revenues increased from 2001 through 2003 due primarily to the subscriber growth of the joint venture with Virgin Mobile. However, revenues will not continue to grow as T-Mobile UK has sold its stake in Virgin Mobile at the end of January 2004 and T-Mobile UK and Virgin have renegotiated both the shareholder and service agreement in 2004. It is expected that the new service agreement will impact revenue significantly as inbound revenues will decrease at T-Mobile UK and will be passed directly to Virgin. The marketing contribution payment of T-Mobile UK to Virgin will vanish, which will have a positive effect on overall results of T-Mobile UK.

Austria

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Total revenues	1,098	1,034	1,052	6.2%	(1.7)%
less Terminal equipment	70	70	57	—	22.8%
less Other	275	238	302	15.5%	(21.2)%
Service revenues	753	726	693	3.7%	4.8%

Total revenues increased by EUR 64 million, or 6.2%, to EUR 1,098 million in 2003 from EUR 1,034 million in 2002. This increase was due to increases in service revenues and other revenues.

Service revenues increased by EUR 27 million to EUR 753 million in 2003. This increase was mainly due to higher usage.

Service revenues increased by EUR 33 million, or 4.8%, to EUR 726 million in 2002 from EUR 693 million in 2001. This increase was due primarily to increased usage.

Terminal equipment revenues remained stable at EUR 70 million in 2003 as compared to 2002. Terminal equipment revenues increased by EUR 13 million in 2002 compared to EUR 57 million in 2001.

Other revenues were derived substantially from revenues received from the sale of non-telecommunications products and services sold through Niedermeyer, an Austrian electronics retail chain owned by T-Mobile Austria. Revenues from Niedermeyer were EUR 153 million and revenues from visitors were EUR 85 million of other revenues in 2003. In January 2004, T-Mobile sold Niedermeyer to a third party. Accordingly, this disposal will have a negative effect on other revenues in the future.

Czech Republic

	For the year ended December 31,
	2003	2002	2001(1)	2003/2002	2002/2001
	(millions of €)			(% change)
Total revenues	768	705	487	8.9%	44.8%
less Terminal equipment	29	30	21	(3.3)%	42.9%
less Others	65	74	73	(12.2)%	1.4%

Service revenues	674	601	393	12.1%	52.9%

(1)	First consolidated March 31, 2001.

Total revenues increased by EUR 63 million, or 8.9%, to EUR 768 million in 2003 as compared to EUR 705 million in 2002. In local currency total revenues have increased. However, the strong value of the euro had a negative currency translation effect. The increase in total revenues is related mainly to an increase in service revenues due to a higher subscriber base, which increased by 14.3% from 3.5 million to 4.0 million subscribers. Total revenues increased by EUR 218 million, or 44.8%, to EUR 705 million in 2002 as compared to EUR 487 million in 2001, due primarily to the first-time consolidation of T-Mobile Czech Republic at the end of March 2001. Further, the number of subscribers increased significantly from 2.9 million at the end of 2001 to 3.5 million, or 20.7%, at the end of 2002.

Service revenues increased by EUR 73 million to EUR 674 million in 2003. This increase was mainly due to a higher subscriber base. Service revenues increased by EUR 208 million to EUR 601 million in 2002 from EUR 393 million in 2001. This increase was due primarily to the full-year consolidation of T-Mobile Czech Republic in 2002 (nine months in 2001), and a higher subscriber base.

Other revenues mainly include visitor and activation revenues. Variances between the years are influenced by variances in activation revenues being dependent on the number of new subscribers gained.

The Netherlands

	For the year ended December 31,
	2003	2002(1)	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Total revenues	861	162	—	n.m.	n.m.
less Terminal equipment	42	7	—	n.m.	n.m.
less Other	60	13	—	n.m.	n.m.
Service revenues	759	142	—	n.m.	n.m.

(1) First consolidated September 30, 2002.

Total revenues, service revenues, terminal equipment revenues and other revenues, increased from 2002 to 2003 primarily as a result of twelve months of consolidated results in 2003 as compared to three months in 2002, and an increase in the number of subscribers to 2.0 million subscribers at the end of 2003 from 1.4 million subscribers at the end of 2002. Other revenues include mainly visitor revenues and subscriber activation revenues.

Average Revenue Per User by Geographic Area

The following discussion provides additional revenue information by geographic area with respect to Average Revenue per User (ARPU). We use ARPU to measure the average monthly service revenues on a per subscriber basis. We believe that ARPU provides management with useful information concerning usage and acceptance of our product and service offerings and an indicator of our ability to attract and retain high-value customers. We calculate ARPU as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including our subscribers' roaming revenues and monthly subscription fees, divided by our average subscribers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activation revenues because they do not represent ongoing subscriber revenue streams and revenues from visitor roaming, virtual network operators (VNO) and other revenues because they are not generated directly by our subscribers. Non-GAAP financial measures, such as the ARPU discussions below, are not prepared in accordance with German GAAP or U.S. GAAP and are not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures disclosed by other companies. Non-GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under German GAAP or U.S. GAAP. For a more detailed breakdown of subscribers by geographic area see "Item 4 — Description of Business and Divisions — T-Mobile." The calculation of the ARPU figures below is based on actual figures. Differences in calculating ARPU using the service revenues and average subscriber numbers below may be a result of rounding.

Germany

	For the year ended December 31,
	2003	2002	2003/2002
	(millions of €, except where indicated)		(% change)
Total revenues	8,479	7,801	8.7%
thereof Service revenues	7,345	6,882	6.7%
Average subscribers (in millions)	25.3	23.5	7.6%
ARPU/month (in euro)(1)	24	24	—

(1)	For comparative purposes, monthly ARPU using total revenues for the twelve months period ended December 31, 2003 and 2002 was EUR 28 for both periods.

The ARPU per month decreased by EUR 0.20 in 2003 as compared to 2002 calculated based on actual figures. This decrease was due to a lower usage per subscriber in both the prepay subscriber base and the contract subscriber base. In 2003, the share of contract subscribers grew in the total subscriber base which partly offset the decline in the average usage per subscriber.

North America

	For the year ended December 31,
	2003	2002	2003/2002
	(millions of €, except where indicated)		(% change)
Total revenues	7,416	6,138	20.8%
thereof Service revenues	5,978	4,851	23.2%
Average subscribers (in millions)	11.5	8.2	40.2%
ARPU/month (in euro)(1)	44	49	(10.2)%

(1)	For comparative purposes, monthly ARPU using total revenues for the twelve months ended December 31, 2003 and 2002 were EUR 54 and EUR 62 respectively.

ARPU per month decreased to EUR 44 in 2003 as compared to EUR 49 in 2002, due to changes in local currency exchange rates. In local currency ARPU per month increased primarily as a result of an increase in the proportion of contract subscribers in the overall subscriber base. Additionally, the increase in ARPU per month in local currency also reflects contract subscriber migration to higher-priced rate plans and increased usage of data and short message service by contract customers, and higher usage by prepay subscribers.

United Kingdom

	For the year ended December 31,
	2003	2002	2003/2002
	(millions of €, except where indicated)		(% change)
Total revenues	4,303	3,997	7.7%
thereof Service revenues(1)	3,451	3,236	6.6%
Average subscribers (in millions)(2)	9.6	9.4	2.1%
ARPU/month (in euro)(3)	30	29	3.4%

(1)	Does not include revenues earned from Virgin Mobile subscribers, which revenues are not included in ARPU calculation.
(2)	Does not include Virgin Mobile subscribers for purposes of ARPU calculation.
(3)	For comparative purposes, monthly ARPU using total revenues for the twelve month period ended December 31, 2003 and 2002 were EUR 37 and EUR 35, respectively.

ARPU per month increased to EUR 30 in 2003 compared to EUR 29 in 2002 due to a higher share of contract subscribers in the total subscriber base and an increase in the usage per subscriber. Compared to ARPU measured in euro, ARPU per month in local currency increased at a higher rate in 2003 as compared to 2002 due to changes in local currency exchange rates. The increase in service revenues was offset, in part, by a decrease in termination fee rates mandated by the UK telecommunications regulator.

Austria

	For the year ended December 31,
	2003	2002	2003/2002
	(millions of €, except where indicated)		(% change)
Total revenues	1,098	1,034	6.2%
thereof Service revenues	753	726	3.7%
Average subscribers (in millions)	2.0	2.0	—
ARPU/month (in euro)(1)	31	30	3.3%

(1)	For comparative purposes, monthly ARPU using total revenues for the twelve month period ended December 31, 2003 and 2002 were EUR 46 and EUR 43, respectively.

ARPU per month increased to EUR 31 in 2003 from EUR 30 in 2002. This increase is mainly due to increasing usage and a relatively higher proportion of contract subscribers in 2003.

Czech Republic

	For the year ended December 31,
	2003	2002	2003/2002
	(millions of €, except where indicated)		(% change)
Total revenues	768	705	8.9%
thereof Service revenues	674	601	12.1%
Average subscribers (in millions)	3.6	3.2	12.5%
ARPU/month (in euro)(1)	15	16	(6.3)%

(1)	For comparative purposes, monthly ARPU using total revenues for the twelve month period ended December 31, 2003 and 2002 was EUR 18 for both periods.

ARPU per month decreased to EUR 15 in 2003, from EUR 16 in 2002 as a result of local currency exchange rates. In local currency the ARPU in 2003 was virtually the same as in 2002. The ARPU was negatively impacted in 2003 due to decreases in both the tariffs for and volume of terminating calls received from other operators. These decreases were offset by an increase in data usage, excluding SMS, and by an increase in the average monthly subscription fee per subscriber due to the higher share of contract subscribers.

The Netherlands

	For the year ended December 31,
	2003	2002(1)	2003/2002
	(millions of €, except where indicated)		(% change)
Total revenues	861	162	n.m.
thereof Service revenues	759	142	n.m.
Average subscribers (in millions)	1.7	1.4	n.m.
ARPU/month (in euro)(2)	37	33	n.m.

n.m. — not meaningful
(1)	First consolidated September 30, 2002.
(2)	For comparative purposes, monthly ARPU using total revenues for the twelve month period ended December 31, 2003 and the three month period ended December 31, 2002 were EUR 42 and EUR 39, respectively.

ARPU per month increased to EUR 37 in 2003 from EUR 33 in 2002. This increase was primarily the result of an increase in the proportion of contract subscribers within the customer base, and an increase in usage per subscriber.

Operating Expenses

The following table provides information regarding components of operating expenses in our T-Mobile division.

	For the year ended December 31,
	2003		2002		2001		2003/2002	2002/2001
	(millions of €, except percentages)						(% change)
Cost of sales	12,893	57.9%	24,009	56.0%	9,956	54.1%	(46.3)%	141.2%
Selling costs	6,689	30.0%	6,243	14.6%	4,816	26.2%	7.1%	29.6%
General and administrative costs	1,004	4.5%	1,018	2.4%	653	3.5%	(1.4)%	55.9%
Other operating expenses	1,684	7.6%	11,586	27.0%	2,991	16.2%	(85.5)%	287.4%
Total	22,270	100.0%	42,856	100.0%	18,416	100.0%	(48.0)%	132.7%

Cost of Sales

Cost of sales includes the purchase of goods such as mobile handsets and SIM cards, as well as the costs of services purchased, such as line rental and interconnection charges, international roaming charges, data processing charges, maintenance and other support services and information technology services. Main components include goods and services purchased, personnel costs as well as depreciation and amortization of mobile telecommunication licenses and other tangible and intangible assets related to the network.

In 2003, cost of sales decreased by EUR 11,116 million, or 46.3%, compared to 2002. This is a direct result of the 2002 strategic review and the resulting nonscheduled amortization of FCC licenses at T-Mobile USA and the UMTS license at T-Mobile UK in the year 2002. Amortization of mobile telecommunication licenses decreased by EUR 12,121 million, mainly because nonscheduled amortization of licenses in 2002 (EUR 11,549 million) was not repeated in 2003. As a result of the lower amortization basis and the weaker U.S. Dollar, scheduled amortization of mobile telecommunication licenses decreased by EUR 572 million from EUR 1,733 million to EUR 1,161 million. In contrast, goods and services purchased increased by EUR 1,001 million, partially as a result of the first full year consolidation of T-Mobile Netherlands which accounted for EUR 321 million of the increase in 2003. In addition goods and services purchased at T-Mobile USA increased by EUR 366 million in 2003 mainly due to an increase in the quantity of terminal equipment sold, and to a lesser degree, the procurement of higher priced terminal equipment. T-Mobile Deutschland contributed EUR 197 million to the increase in goods and services purchased in 2003 mainly due to a higher volume of terminal equipment purchases.

In 2002 cost of sales increased by EUR 14,053 million compared to 2001 mainly as a result of nonscheduled amortization of mobile telecommunication licenses. Additionally, the increase in cost of sales reflected the full year consolidation of T-Mobile USA and T-Mobile Czech Republic, and the partial-year consolidation of T-Mobile Netherlands (three months). The nonscheduled amortization recognized in 2002 was a result of the group-wide strategic review. In the strategic review, a cash flow-based analysis of mobile telecommunication licenses was performed. The assumptions regarding middle and long-term business development prospects were reassessed in light of the changes in current competitive conditions, future expectations of growth in the wireless communications industry, increased costs of capital and changes in the future availability of financing. As a result, EUR 9,384 million relating to licenses at T-Mobile USA and EUR 2,165 million relating to the UMTS license at T-Mobile UK were recognized as nonscheduled amortization. Excluding nonscheduled amortization of the licenses, cost of sales increased by EUR 2,504 million or 25.2% mainly the result of the expanded scope of consolidated entities. At T-Mobile USA cost of sales increased by EUR 1,928 million (excluding EUR 9,384 million of nonscheduled amortization of the FCC licenses) primarily as a result of the full-year consolidation in 2002 (7 months in 2001). In addition cost of sales increased by EUR 107 million at T-Mobile Czech Republic primarily as a result of the full-year consolidation in 2002 (9 months in 2001) and T-Mobile Netherlands contributed EUR 139 million to the increase for three months of consolidation in 2002. Subscriber growth and the related increase in traffic also contributed to the increase in cost of sales.

Selling Costs

Selling costs are the second most important cost component after cost of sales, and accounted for 30% of the T-Mobile division's total operating expenses in 2003. Selling costs include all expenses relating to sales, including, among other things, commissions paid to resellers and third-party distributors, call center and customer care expenses, marketing costs and billing services.

The EUR 446 million increase from 2002 to 2003 was mainly attributable to a EUR 254 million increase in selling costs associated with the first full-year consolidation of T-Mobile Netherlands, as compared to only three months of full consolidation in 2002. Additionally, EUR 207 million of the increase resulted from T-Mobile Deutschland mainly driven by an increase in commissions. The increase in selling costs was offset in part by the currency translation effects relating to T-Mobile USA.

The increase in selling costs between 2002 and 2001 in the amount of EUR 1,427 million was mainly attributable to the consolidation of T-Mobile USA for a full twelve months in 2002 compared to seven months in 2001, the consolidation of T-Mobile Czech Republic for a full twelve months in 2002 compared to nine months in 2001 and the consolidation of T-Mobile Netherlands for a three-month period in 2002.

General and Administrative Costs

General and administrative costs include all costs allocated to core administrative functions which are not directly attributable to the cost of sales or selling activities, including, among other items, costs relating to accounting, finance, human resources, general management, communications, strategy and legal services.

General and administrative costs decreased by EUR 14 million in 2003 mainly as a result of the weaker U.S. Dollar, offset in part by the full-year consolidation of T-Mobile Netherlands, which increased general administrative costs by EUR 29 million.

The increase in general and administrative costs between 2002 and 2001 in the amount of EUR 365 million was mainly attributable to the consolidation of T-Mobile USA for a full twelve months in 2002 compared to seven months in 2001, the consolidation of T-Mobile Czech Republic for a full twelve months in 2002 compared to nine months in 2001 and the consolidation of T-Mobile Netherlands for a three-month period in 2002.

Other Operating Expenses

The following table provides information regarding other operating expenses.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Losses on disposition of non-current assets	26	34	36	(23.5)%	(5.6)%
Transfers to accruals	—	6	2	n.m.	200.0%
Foreign currency transaction losses	18	20	35	(10.0)%	(42.9)%
Amortization of goodwill	1,435	11,447	2,843	(87.5)%	302.6%
Other operating expenses	205	79	75	159.5%	5.3%
Total	1,684	11,586	2,991	(85.5)%	287.4%

Other operating expenses decreased to EUR 1,684 million in 2003 from EUR 11,586 million in 2002, primarily as a result of the non-recurrence of nonscheduled goodwill amortization in 2003. In addition, the lower basis for goodwill at T-Mobile USA after the 2002 nonscheduled amortization and the weaker U.S. Dollar contributed to the decrease in 2003. T-Mobile UK contributed EUR 638 million, or 44.5%, of the total goodwill amortization in 2003, while T-Mobile USA contributed EUR 542 million, or 37.8%, of total goodwill amortization in 2003. At T-Mobile USA, goodwill amortization decreased by EUR 8,971 million, or 94.3%, mainly as the result of the non-recurrence of nonscheduled amortization that amounted to EUR 8,288 million in 2002. The remaining goodwill amortization in 2003 is attributable to T-Mobile Netherlands (EUR 113 million), T-Mobile Austria (EUR 90 million), T-Mobile Czech Republic (EUR 40 million) and others (EUR 12 million).

The increase of EUR 8,604 million between 2001 and 2002 in goodwill amortization was directly attributable to the nonscheduled goodwill amortization at T-Mobile USA as discussed above, and nonscheduled goodwill amortization at T-Mobile Netherlands in the amount of EUR 958 million. These nonscheduled goodwill amortizations were a result of the group-wide strategic review in 2002. In this strategic review, a cash flow-based analysis of mobile communication licenses and goodwill was performed. The assumptions regarding middle and long term business development prospects were reassessed in light of the changes in current competitive conditions, future expectations of growth in the wireless communications industry, increased costs of capital and changes in the future availability of financing. Scheduled amortization of goodwill totalled EUR 2,186 million in 2002, with T-Mobile USA contributing EUR 1,225 million and T-Mobile UK contributing EUR 788 million of this amount.

Total goodwill amortization amounted to EUR 2,843 million in 2001, of which EUR 1,040 million related to nonscheduled amortization associated with the brand names acquired with T-Mobile UK and T-Mobile Austria. We recognized scheduled goodwill amortization of EUR 1,803 million in 2001, primarily relating to T-Mobile USA (EUR 882 million) and T-Mobile UK (EUR 797 million).

Other Operating Income

The following table provides information regarding other operating income.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Reversal of accruals	141	59	50	139.0%	18.0%
Income from reversal of valuation adjustments (including asset-backed securities)	61	54	7	13.0%	n.m.
Cost reimbursements	371	381	137	(2.6)%	178.1%
Income from the disposals of noncurrent assets (including sales of investments)	359	8	3	n.m.	166.7%
Insurance compensation	17	8	4	112.5%	100.0%
Foreign currency transaction gains	35	30	22	16.7%	36.4%
Other income	234	259	326	(9.7)%	(20.6)%
Total	1,218	799	549	52.4%	45.5%

Other operating income consists of a number of items such as income from the disposal of non-current assets, cost reimbursements from Deutsche Telekom, reversal of accruals and foreign currency transaction gains.

The significant increase in income from the disposal of non-current assets in 2003 relates to the sale of part of T-Mobile's stake in the Russian mobile operator MTS, which amounted to EUR 352 million. Other significant components are subsidies received from handset suppliers and income from the reversal of accruals (especially the reversal of the accrual for service providers, for property rationalization accruals and "Universal Services").

The increase in other operating income for 2002 when compared to 2001 is mainly the result of the expanded scope of consolidated entities. Of the total increase of EUR 250 million, T-Mobile USA contributed EUR 170 million as a result of its first full year consolidation (7 months in 2001) and EUR 25 million related to T-Mobile Czech Republic's first full year consolidation (9 months in 2001). Other income in 2002 includes income relating to a purchase price adjustment (EUR 47 million) from the sale of Westel in 2001 and income from the sale of the Salzburg-Vienna data line (EUR 29 million).

For 2001, the main components of other operating income were income from the reversal of accruals and foreign currency transaction gains and a gain of EUR 25 million received from the sale of Westel to Matáv.

Financial Income (Expense), Net

The following table presents information concerning the net financial income (expense), of our T-Mobile division.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Other income from investments	4	—	—	n.m.	—
Income (loss) from companies accounted for under the equity method	93	(355)	(204)	n.m.	74.0%
Write-downs on financial assets and marketable securities	—	(72)	—	n.m.	n.m.
Income (loss) from financial activities	97	(427)	(204)	n.m.	109.3%
Net interest expense	(992)	(1,005)	(3,008)	(1.3)%	(66.6)%
Total	(895)	(1,432)	(3,212)	(37.5)%	(55.4)%

Net financial expense in 2003 decreased to EUR 895 million from EUR 1,432 million in 2002. This decrease was primarily attributable to income from financial activities of EUR 97 million in 2003 compared to a loss of EUR 427 million in 2002, especially because income from companies accounted for under the equity method amounted to EUR 93 million in 2003 as compared to a loss of EUR 355 million in 2002. This positive increase of EUR 448 million was primarily the result of the full consolidation of T-Mobile Netherlands since September 30, 2002. Additionally, income from companies accounted for under the equity method in 2003 was primarily derived from T-Mobile's equity stake in MTS (EUR 121 million) and PTC (EUR 84 million), offset in part by losses mainly related to T-Mobile USA's equity investment in GSM Facilities (EUR 84 million) and scheduled goodwill amortization at PTC (EUR 76 million). Net interest expense in the amount of EUR 992 million decreased by 1.3% in 2003 compared to 2002.

Net financial expense in 2002 decreased to EUR 1,432 million from EUR 3,212 million in 2001. This decrease is primarily attributable to a decrease in net interest expense and an increase in loss from companies accounted for under the equity method. Net interest expense decreased significantly from 2001 to 2002, primarily due to the conversion of Deutsche Telekom AG loans in the amount of EUR 38 billion and related accrued interest to shareholders' equity effective December 31, 2001. A redemption premium of EUR 569 million was paid to Deutsche Telekom AG in 2001 relating to this conversion. Additionally, loss from companies accounted for under the equity method increased to EUR 355 million in 2002, primarily due to losses of EUR 292 million relating to T-Mobile Netherlands, reflecting the nine-month period during which T-Mobile Netherlands was accounted for as an equity investment. This loss for 2002 also included EUR 171 million relating to the nonscheduled amortization of the T-Mobile Netherlands' UMTS license, EUR 40 million of goodwill amortization and EUR 81 million relating to T-Mobile's portion of the losses of T-Mobile Netherlands. In addition, losses from equity investments of T-Mobile USA (including write-downs on financial assets) amounted to EUR 173 million during 2002. These losses were partially offset by income related to MTS in the amount of EUR 99 million.

Income (Loss) before Taxes

Income before taxes improved from a loss of EUR 23,754 million in 2002 to a profit of EUR 831 million in 2003. This improvement is mainly due to the nonrecurrence of nonscheduled amortization of licenses and goodwill that effected 2002 in the amount of EUR 20,810 million. Additionally, total revenues increased from EUR 19,735 million to EUR 22,778 million, or 15.4%, while cost of sales (excluding nonscheduled amortization in 2002) only increased by 3.5% between 2002 and 2003. Other contributing factors to the 2003 income before taxes were an improvement in net financial expense in the amount of EUR 537 million, due to improved results from affiliates accounted for under the equity method, the improvement in other operating expenses in the amount of EUR 9,902 million, mainly as a result of lower goodwill amortization and an increase in other operating income mainly as a result of the EUR 352 million gain from the sale of part of the stake in the Russian mobile operator MTS.

In 2002 the loss before taxes amounted to EUR 23,754 million, representing a EUR 17,313 million increase from 2001. This increase was primarily a result of nonscheduled amortization on licenses and goodwill of EUR 20,810 million, primarily relating to T-Mobile USA and T-Mobile UK and the increase in cost of sales, excluding the effects of the nonscheduled amortization on licenses (EUR 2,504 million) offset in part by the increase in total revenues (EUR 5,098 million) and the decrease in financial expense (EUR 1,780 million), primarily due to the decline in net interest expense (EUR 2,003 million).

Loss before taxes amounted to EUR 6,441 million in 2001, especially as a result of the first-time consolidation of T-Mobile USA since June 2001, which accounted for EUR 2,765 million of the loss. Depreciation and amortization increased mainly due to scheduled goodwill amortization relating to T-Mobile USA (EUR 882 million); nonscheduled amortization of tradenames relating to T-Mobile UK and T-Mobile Austria in connection with T-Mobile's rebranding campaign (EUR 1,040 million) and the first time inclusion of amortization of UMTS licenses in results for a full year in 2001 (EUR 724 million).

T-Online

The following table presents selected financial information concerning our T-Online division.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Net Revenues	1,662	1,391	1,027	19.5%	35.4%
Inter-segment revenues	189	193	113	(2.1)%	70.8%
Total revenues	1,851	1,584	1,140	16.9%	38.9%
Income (loss) before taxes	104	(471)	(820)	n.m.	42.6%

n.m.—not meaningful.

Revenues

As a result of its combined business model, which focuses on access, content, services, and e-commerce, the T-Online division generated consolidated total revenues of approximately EUR 1,851 million in fiscal 2003. This represents a year-on-year increase of 16.9%, or EUR 267 million. T-Online's revenues are generated primarily by Internet access fees, such as monthly charges and time-based usage charges, and, to a lesser extent, by services and fees in connection with content and e-commerce. Also during 2003, paid content offerings increased primarily as a result of the increased usage of broadband access.

T-Online's expanding subscriber base is the primary reason for the increase in net and total revenues. Total subscribers increased to 13.1 million as of December 31, 2003, an increase of 0.9 million, or 7.3%, as compared to 12.2 million subscribers as of December 31, 2002. Our subscriber base increased by 1.6 million subscribers from December 31, 2001 to December 31, 2002.

Of the total number of subscribers as of December 31, 2003, 3.6 million subscribers accessed the Internet via broadband (T-Online defines broadband as ADSL technology with a data rate greater than 128kb/s), an increase of 0.8 million subscribers, or 27.7%, since December 31, 2002. The broadband subscriber base increased by 1.4 million from December 31, 2001 to December 31, 2002. These customers generally use the Internet more frequently and for longer periods of time than narrowband users. They are also heavier users of e-commerce. T-Online considers broadband customers as one of the key growth drivers in the Internet industry.

The numbers of subscribers in Germany using the T-DSL flat rate increased by 0.3 million to 2.0 million subscribers at the end of 2003. The number of subscribers in Germany using the T-DSL volume tariff also increased by 0.2 million to 0.3 million registered subscribers as of December 31, 2003. In Rest of Europe there was also a significant increase in the level of broadband subscribers by approximately 69.2% to 0.3 million customers.

In addition, we believe that well-presented content and services, such as news, e-mail and online chats, were instrumental in boosting the time spent online and intensity of use, which contributed to the improved results. The average volume of minutes per month spent on the Internet per subscriber increased from 2,523 minutes in 2002 to 3,052 minutes in 2003. The average volume of minutes per month spent on the Internet for the T-Online division increased by 1,248 minutes per subscriber from December 31, 2001 to December 31, 2002.

The following table reflects T-Online's total revenues by geographic area.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Germany	1,682	1,445	1,044	16.4%	38.4%
Rest of Europe	169	139	96	21.6%	44.8%
Total revenues	1,851	1,584	1,140	16.9%	38.9%
Inter-segment revenues	(189)	(193)	(113)	(2.1)%	70.8%
Net revenues	1,662	1,391	1,027	19.5%	35.4%

The increase in revenues in Germany of 16.4% and Rest of Europe of 21.6% was a result of further subscriber growth as well as an increase in the average revenue per subscriber Revenues did not increase at the same rate in comparison to the prior year due to T-Online focusing more on effective revenues (revenues that result in a higher profit margin) and developing new products and designs intended to secure growth in the future, but which only had an impact on a portion of the current year

A substantial portion of inter-segment revenues is generated pursuant to a portal advertising agreement between T-Online International AG and Deutsche Telekom AG. Under that agreement, T-Online International AG provides Internet-based links to the Deutsche Telekom website.

Gross Margin

Gross margin (total revenues less cost of goods and services divided by total revenues) has improved during 2003 to 59.2%, as compared to 48.8% for fiscal 2002 and 39.8% for fiscal 2001. This increase in the gross margin was a result of the decrease in goods and services purchased.

Operating Expenses

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Cost of sales	1,053	1,068	917	(1.4%)	16.5%
thereof goods and services purchased	755	811	686	(6.9%)	18.2%
Selling costs	527	477	378	10.5%	26.2%
Administrative costs	89	90	85	(1.1%)	5.9%
Other operating income	77	75	21	2.7%	n.m.
Other operating expenses	355	358	384	(0.8%)	(6.8%)
Financial income (expense), net	200	(137)	(217)	n.m.	36.9%
Income (loss) before taxes	104	(471)	(820)	n.m.	42.6%

n.m.—not meaningful.

Cost of Sales

Cost of sales mainly include goods and services purchased, which decreased from EUR 811 million in 2002 to EUR 755 million in 2003. The decrease was due to better utilization of capacity purchased from Deutsche Telekom through its T-Com division and the increasing prevalence of fixed basic rates, for example the T-DSL flat rate. Moreover, attractive content and service offerings ensured higher capacity utilization of traffic. Goods and services purchased increased from EUR 686 million in 2001 to EUR 811 million in 2002, due primarily to the growth in the use of access services by T-Online's customers.

Selling Costs

Selling costs increased from EUR 378 million in 2001 to EUR 477 million in 2002 and to EUR 527 million in 2003 due to direct-marketing and marketing campaigns, as well as increased availability in T-Online's call centers resulting in increased costs relating to customer care services.

Other Operating Income

The increase in other operating income in 2003 and 2002 has been influenced by the gain of EUR 26 million in 2003 resulting from the transfer of T-Online's 100% stake in t-info to DeTeMedien (included in the T-Com division). In 2002, T-Online recorded a gain of EUR 27 million from the transfer of its 40% stake in T-Motion plc. to T-Mobile International AG.

Other Operating Expenses

Other operating expenses mainly include the amortization of goodwill which amounted to EUR 348 million in 2003, EUR 349 million in 2002 and EUR 364 million in 2001.

Financial Income (Expense) Net

In 2003, T-Online recorded net financial income of approximately EUR 200 million which was mainly attributable to the partial reversal of prior write-downs of the net carrying value of T-Online's investment in comdirect bank AG in the amount of EUR 96 million. In the same year T-Online recorded interest income of EUR 111 million.

In 2002, T-Online recorded net financial expense of approximately EUR 137 million including a write-down of EUR 224 million against the carrying value of its investment in comdirect bank, offset in part by net interest income of EUR 128 million.

In 2001, T-Online recorded net financial expense of approximately EUR 217 million, reflecting losses relating to companies accounted for under the equity method in the amount of EUR 381 million, including a write-down of EUR 281 million against the carrying value of T-Online's investment in comdirect bank. These losses were offset in part by net interest income of EUR 163 million.

Group Headquarters and Shared Services

The following table presents selected financial information concerning our segment "Group Headquarters and Shared Services."

	For the year ended December 31,
	2003	2002(1)	2001(1)	2003/2002	2002/2001
	(millions of €)			(% change)
Net revenues	304	573	633	(46.9)%	(9.5)%
Inter-segment revenues	3,964	3,838	4,481	3.3%	(14.3)%
Total revenues	4,268	4,411	5,114	(3.2)%	(13.7)%
Income (loss) before taxes	(4,071)	(4,690)	402	13.2%	n.m.

n.m.—not meaningful

(1)	Segment information for 2001 has been reclassified to conform to 2002 organizational changes among segments.

Net Revenues

Net revenues from Group Headquarters and Shared Services were EUR 304 million in 2003, a decrease of approximately EUR 269 million, as compared to 2002. The decrease is primarily attributable to lower real estate related revenues, in part due to the completion of a specific real estate development project and lower net revenues in Billing Services. Since January 1, 2003, net revenues generated with third party carriers formerly recorded in Billing Services were recorded at T-Com. This led to a corresponding increase of inter-segment revenues for Billing Services compared to 2002. Substantially all net revenues in 2003 were derived from real estate related services and debt collection services.

Net revenues from Group Headquarters and Shared Services amounted to EUR 573 million in 2002, representing a decrease of approximately EUR 60 million as compared to 2001. This decrease is primarily attributable to the deconsolidation of Deutsche Telekom Gesellschaft fuer Satellitenkommunikation GmbH (DeTeSat). Accordingly, DeTeSat contributed net revenues of approximately EUR 100 million in 2001 with no corresponding net revenues in 2002. Net revenues in 2002 were derived primarily from real estate services, Billing Services and a specific real estate development project.

Total Revenues

Total revenues in 2003 amounted to EUR 4,268 million and were derived principally from real estate services (EUR 3.2 billion), billing services (EUR 0.9 billion), fleet management services (EUR 0.2 billion) and debt collection service (EUR 0.1 billion). Total revenues for 2003 decreased by EUR 143 million compared to 2002. The decrease is primarily attributable to the lower real estate related revenues and lower revenues of Billing Services. The Billing Services and real estate related services provided by Group Headquarters and Shares Services continued to pass on its cost savings to the divisions as in the previous year. This led to a revenue decline of approximately EUR 200 million in 2003 as compared to 2002. Another factor contributing to the lower revenues relates to a specific real estate development project which generated most of its revenues last year.

The decrease in total revenues in 2003 was offset, in part, by the increased revenues from fleet services and debt collection services. The increased revenues from fleet services were the result of organizational changes in 2002. DeTeFleetServices GmbH was formed on July 1, 2002 to provide cross-divisional vehicle fleet management services. Accordingly, no comparative data exists for this service prior to that date.

Total revenues in 2002 amounted to EUR 4,411 million and were derived principally from real estate services (EUR 3.4 billion), Billing Services (EUR 1.0 billion), fleet management services (EUR 0.1 billion) and debt collection services (EUR 40 million). Total revenues in 2002 declined by EUR 703 million compared to 2001. This decrease is, in part, attributable to the deconsolidation of DeTeSat which accounted for approximately EUR 100 million in 2001 with no corresponding revenues in 2002. Also contributing to lower total revenues were cost efficiencies in Billing Services that were passed on to the divisions, resulting in a drop in revenues of approximately EUR 300 million in 2002. The remaining decrease in revenues relates to a decrease in demand for real estate services among the divisions. In addition, the real estate segment handled fewer projects in 2002 than in 2001.

Income (Loss) Before Taxes

Loss before taxes amounted to a loss of EUR 4,071 million in 2003. This marks a significant improvement over the loss before taxes of EUR 4,690 million in 2002.

Real estate, Billing Services and fleet management services generated profits before taxes of EUR 787 million, an increase of EUR 546 million as compared to EUR 241 million in 2002. The increase is attributable to higher net gains in connection with sale of real estate. Furthermore, the results for 2002 were negatively affected by one-time write-downs for real estate. In addition, fleet management services contributed profits for the full year in 2003 and only six months in 2002.

Costs relating to Deutsche Telekom's obligation for certain civil servants benefits amounted to approximately EUR 150 million in 2003, an amount unchanged from 2002. In addition, personnel costs for the group's apprentices were approximately EUR 229 million in 2003, which were only slightly increased from the previous year.

The results before taxes was negatively impacted in 2003 by higher interest costs of EUR 261 million for pensions and civil servants health insurance.

The costs for headquarter functions, supporting services and obligations, including communication and marketing activities, accounting and controlling and human resource management, amounted to approximately EUR 1,150 million in 2003, a decrease of around EUR 250 million as compared to 2002. The results of 2002 were negatively impacted by rebranding costs and costs that mainly related to credit risk discounts from the sale of receivables through the asset-backed securitization program in 2002.

With the treasury and financing function becoming part of headquarters, loss before taxes was also influenced in 2003 by net financial expense of EUR 2,877 million, which improved significantly as compared with net financial expense of EUR 3,603 million in 2002. The main reason for this improvement is that the results for 2002 were negatively impacted by write-downs on investment in France Telecom as well as other marketable securities. These write-downs were not repeated in 2003.

Gains in connection with sale of investments amounted to EUR 245 million in 2003, a decrease of EUR 215 million compared to 2002.

Loss before taxes in 2003 was also impacted by the considerable increase in personnel transferred to Vivento. Personnel and operating costs of EUR 544 million and a provision for a one-time severance package program for 2003 were only partially offset by one-time transfer payments of EUR 131 million from T-Com in 2003 for employees who were transferred to Vivento.

For 2004, no further transfer payments from T-Com will be made, thereby resulting in a decrease in T-Com's personnel costs. We believe that the success of Vivento in placing surplus personnel will have a considerable effect on the results of Group Headquarters and Shared Services.

In 2002, loss before taxes amounted to EUR 4,690 million, as compared with income before taxes of 402 million in 2001. The higher level of pre-tax earnings in 2001 compared with 2002 was attributable in part to gains from the sale of Sprint-FON and Sprint-PCS (EUR 1.9 billion). Furthermore, in 2002 the net financial income deteriorated by EUR 2,126 million due to write-downs on investment in France Telecom as well as other marketable securities and higher interest expenses in 2002. The interest expenses compared to 2001 increased by EUR 1,408 million, largely attributable to loans to T-Mobile International AG (EUR 38 billion) that were converted from inter-group loans to equity.

In addition, 2002 expenses included approximately EUR 100 million of additional rent expense for real estate leases and approximately EUR 200 million of rebranding costs of the T-Mobile name. Loss before taxes in 2002 was negatively impacted by provisions of approximately EUR 200 million for doubtful accounts that relate mainly to the discount for credit risks from the sale of receivables in the T-Com asset-backed securitization program. The loss before taxes in 2002 was offset in part by gains from the sale of Satelindo and a portion of the shares in T-Online.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Generally, we centrally manage the liquidity and capital resources for each segment within our consolidated group. The tables included in this section present a summary of the significant financing and investing events and transactions that have affected our liquidity over the past three years.

Net Cash Provided by Operating Activities

Net cash provided by operating activities in 2003 amounted to EUR 14.3 billion. This represented an increase of EUR 1.8 billion, or 14.4%, as compared with 2002. The increase was attributable to an increase in cash generated from operations of EUR 1.5 billion and a reduction in net interest payments of EUR 0.4 billion.

Our net income in 2003 was EUR 1.3 billion, an increase of EUR 25.8 billion from 2002. Our 2003 operating results included non-cash depreciation and amortization charges of EUR 12.9 billion, a EUR 24.0 billion decrease from that recorded in 2002. In addition, net results for 2003 included gains of EUR 0.8 billion from the sale of the remaining investments in our cable businesses and other financial investments, as compared with 2002 gains of EUR 0.5 billion from the sale of our investment in Satelindo and the sale of a portion of our interest in T-Online.

Net cash provided by operating activities in 2002 amounted to EUR 12.5 billion. This represents an increase of EUR 0.5 billion, or 4.2%, as compared with 2001. This increase was attributable to an increase in cash received from certain derivatives used to hedge our interest rate exposures on debt and improvements in working capital, partially offset by increases in interest paid.

In 2002, our net loss increased by EUR 21.1 billion, from a net loss of EUR 3.5 billion in 2001 to a net loss of EUR 24.6 billion. Our 2002 operating results were adversely affected by non-cash depreciation and amortization charges of EUR 36.9 billion, which were EUR 21.7 billion higher than in 2001. In addition, net results for 2002 included gains of EUR 0.5 billion from the sale of our investment in Satelindo and the sale of a portion of our interest in T-Online, as compared with the 2001 gains of EUR 1.9 billion from the sale of our interest in Sprint.

Net cash provided by operating activities in 2001 amounted to EUR 11.9 billion. Our operating results in 2001 included non-cash depreciation and amortization charges of EUR 15.2 billion.

Net Cash Used for Investing Activities

Net cash used for investing activities in 2003 amounted to EUR 2.1 billion, representing a decrease of EUR 8.0 billion, or 79.4%, when compared with 2002. The decrease primarily resulted from a EUR 6.3 billion reduction in acquisitions of consolidated companies, a EUR 1.6 billion reduction in cash outflows for investments in property, plant and equipment and from a EUR 1.0 billion increase in cash inflows from disposals of non current assets (primarily relating to the sale of our remaining cable businesses, financial assets and real estate). In addition, there was a reduction in cash outflows due to the reduction of our acquisition activity in 2003 from that in 2002.

Our net cash used for investing activities in 2002 amounted to EUR 10.0 billion, representing an increase of EUR 4.6 billion, or 87%, when compared with 2001. The increase in our cash usage was due in part to further cash investments in property, plant and equipment and consolidated companies. Specifically, our T-Systems division invested EUR 4.7 billion to acquire the minority interest in debis Systemhaus, and our T-Mobile division invested EUR 1.7 billion to acquire the remaining interest in T-Mobile Netherlands (Ben). In addition, our 2002 investing activities included lower proceeds from the disposals of short-term investments and marketable securities, offset in part by the proceeds received from sales of a portion of our real estate and sales of our trade receivables as part of the securitization program in our T-Systems division.

Our net cash used for investing activities in 2001 amounted to EUR 5.4 billion. In 2001, we made cash payments to acquire T-Mobile USA and to invest in property, plant and equipment, reduced by cash proceeds received from the disposals of Sprint, FON and PCS, WIND, and the proceeds received from the sales of T-Com trade receivables in connection with its securitization program.

Significant Investing Events

Year Ended	Segment	Event	Amount
			(billions of €)
2003	GHS	Sale of real estate	0.8
2003	T-Com	Sale of cable businesses	1.7
2003	GHS	Sale of interest in Eutelsat	0.1
2003	GHS	Sale of interest in Telecash	0.1
2003	T-Mobile	Sale of interest in MTS	0.5
2003	GHS	Sale of interest in Celcom	0.1
2003	GHS	Sale of interest in Globe Telecom	0.4
2003	GHS	Sale of interest in Inmarsat	0.1
2003	T-Mobile	Asset-backed securities transaction	0.5
2003	GHS	Buyback of T-Online shares	(0.2)

Year Ended	Segment	Event	Amount
			(billions of €)
2002	GHS	Sales of real estate	1.3
2002	GHS	Sale of shares in T-Online International AG	0.7
2002	T-Systems	Asset-backed securitization transaction	0.3
2002	GHS	Sale of interest in Satelindo	0.3
2002	GHS	Sale of interest in France Telecom	0.3
2002	T-Mobile	Exercise of call option to acquire 51% of T-Mobile Netherlands (Ben)	(1.7)
2002	T-Systems	Acquisition of remaining 49.9% of T- Systems ITS GmbH (formerly debis Systemhaus)	(4.7)

Year Ended	Segment	Event	Amount
			(billions of €)
2001	GHS	Sale of interests in Sprint, FON and PCS	3.4
2001	GHS	Sale of interest in WIND (net of withholding tax)	2.1
2001	T-Com	Sale of receivables in an asset-backed securitization transaction	1.4
2001	T-Com	Sale of interest in regional cable television company for Baden-Wuerttemberg	0.9
2001	GHS	Sale of real estate	0.7
2001	T-Com	Acquisition of interest in Macedonia Telecom (MakTel)	(0.3)
2001	T-Com	Acquisition of interest in Hrvatski Telecom (Croatia)(1)	(0.5)
2001	T-Mobile	Acquisition of interest in T-Mobile Czech Republic (RadioMobil)	(0.6)
2001	T-Mobile	Acquisition of T-Mobile USA(1)	(5.1)

(1)	Represents gross amounts paid or received for entities acquired or sold excluding the effects of cash and cash equivalents held by the entity acquired or sold.

Net Cash Provided by (Used for) Financing Activities

Net cash used for financing activities amounted to EUR 5.2 billion in 2003, representing an increase of EUR 1.8 billion, or 52.9%, when compared with 2002. Net additions to our medium-term and long-term borrowings decreased by EUR 4.1 billion to EUR 4.1 billion in 2003, primarily due to the issuance of U.S. dollar and mandatorily convertible bonds in the aggregate amounts of USD 2.0 billion (EUR 1.6 billion) and EUR 2.3 billion, respectively, offset in part by the repurchase of bonds previously issued by T-Mobile USA with a principal amount of USD 1.1 billion and the repayment of debt that was approaching maturity. The 2003 net decrease in short-term debt of EUR 9.2 billion represents a EUR 0.8 billion decrease, as compared with 2002. Net cash used for financial activities in 2003 and 2002 included the dividend payments of EUR 0.1 billion and 1.6 billion for 2002 and 2001, respectively. The dividend payments in 2003 represented payments distributed to minority interest holders in our consolidated subsidiaries.

Net cash used for financing activities amounted to EUR 3.4 billion in 2002, as compared with net cash used for financing activities of EUR 4.8 billion in 2001. There were net cash inflows of EUR 11.7 billion from the increase in debt compared with EUR 13.9 billion in 2001. In May 2002, we issued EUR 2.5 billion in principal amount of 5-year bonds, EUR 2.0 billion in principal amount of 10-year bonds, and USD 0.5 billion (EUR 476 million) in principal amount of 30-year bonds. The issuances of this medium and long-term debt were used to refinance bank debt.

Net cash used for financing activities in 2001 amounted to EUR 4.8 billion. In 2001, we issued EUR 4.5 billion in principal amount of 5-year bonds, EUR 3.5 billion in principal amount of 10-year bonds, and JPY 160 billion (EUR 1.4 billion) in principal amount of 3 to 7-year bonds. New indebtedness incurred during 2001 was used primarily to refinance maturing bonds. The payment of dividends in respect of 2001 resulted in an outflow of cash and cash equivalents of EUR 1.6 billion.

Significant Financing Events

Year Ended	Segment	Event	Amount
			(billions of €)
2003	GHS	Net repayments of short-term debt	(9.2)
2003	GHS	Issuance of medium and long-term debt	7.0
2003	GHS	Repayments of medium and long-term debt	(2.9)
2003	GHS	Payment of dividends to minority interest shareholders	(0.1)

Year Ended	Segment	Event	Amount
			(billions of €)
2002	GHS	Net repayments of short-term debt	(10.0)
2002	GHS	Issuances of medium and long-term debt	11.7
2002	GHS	Repayments of medium and long-term debt	(3.5)
2002	GHS	Payment of dividends to Deutsche Telekom AG shareholders	(1.6)

Year Ended	Segment	Event	Amount
			(billions of €)
2001	GHS	Net repayments of short-term debt	(10.3)
2001	GHS	Issuances of medium and long-term debt	13.9
2001	GHS	Repayments of medium and long-term debt	(6.6)
2001	GHS	Payment of dividends to Deutsche Telekom AG shareholders	(1.9)

Capital Resources

Our debt position on December 31, 2003, decreased from the 2002 year-end level of EUR 63.0 billion to EUR 55.4 billion due to the repurchase of T-Mobile USA bonds of EUR 1.0 billion and to redemptions of a EUR 2.6 billion fixed-rate bond of medium-term notes and borrower's note loans at maturity. Our debt position was also positively affected (EUR 2.5 billion) by changes in foreign currency exchange rates principally related to the ongoing weakening of the U.S. dollar against the euro. For further information concerning the development of our debt and liquid assets, see notes (20) and (30) to our consolidated financial statements. At December 31, 2003, the Federal Republic was the guarantor of EUR 11.6 billion of these liabilities. For further details, see "Item 7. Major Shareholders and Related Party Transactions." For a discussion of funding and treasury policies, see note (30) to our consolidated financial statements and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

In 2003, we increased our liquid assets from the 2002 year-end level of EUR 1.9 billion to EUR 9.1 billion through a combination of factors. Among the major contributors were cash generated from operations (EUR 14.3 billion), the cash inflow from the sale of the remaining regional cable companies and other consolidated companies (EUR 1.8 billion) and several minority interests (EUR 1.4 billion), real estate disposals (EUR 0.8 billion) and the sale of receivables under the T-Mobile International asset-backed securitization program (EUR 0.5 billion). These cashflows were partially offset by cash used for a buy-back in T-Online shares (EUR 0.2 billion), net decrease in short-, medium- and long-term debt (EUR 5.2 billion) and investments in fixed assets (EUR 6.4 billion). Additionally, our liquid assets were further reduced as a result of the deconsolidation of certain companies (EUR 0.3 billion). Our liquid assets are expected to be reduced within the first half of 2004 as a result of the redemption of bonds and medium-term notes amounting to EUR 5.3 billion.

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium term notes and commercial paper issued in various jurisdictions and in various currencies. Further sources of liquidity are committed credit facilities, consisting of bilateral credit agreements and syndicated loans.

Interest Step-Up Provisions and Credit Ratings

In March 2002, Moody's Investors Service lowered its rating of our long term senior unsecured debt from A3 to Baa1, and further downgraded its rating to Baa3 in January 2003. In April 2002, Standard & Poor's lowered its rating of our long term senior unsecured debt from A- to BBB+. The changes in credit rating in 2002 triggered a step-up of 50 basis points with effect from the next interest payment dates after April 2002 for future interest payments on Deutsche Telekom bonds of approximately EUR 21.8 billion at December 31, 2003, denominated in various currencies. This step-up will result in an increase in our interest expense on these bonds of approximately EUR 0.1 billion in 2004. In case of an upgrade to at least A- by Standard & Poor's and A3 by Moody's our interest expense on the respective outstanding bonds and loans would decrease accordingly.

From May 2002 to April 2003, we issued bonds and medium-term notes with step-up provision that would result in a 50 basis point increase in interest rates in the event of a lowering of our long-term senior unsecured debt ratings below Baa1 by Moody's and BBB+ by Standard & Poor's. The aggregate principal amounts were EUR 4.5 billion and USD 0.5 billion for the bonds and EUR 3.0 billion and GBP 1.0 billion for the medium-term notes. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 46.6 million per annum.

On June 24, 2003, Moody's changed its outlook from stable to positive for our Baa3 long-term senior unsecured debt rating. On March 3, 2004, Moody's raised the rating to Baa2 with a positive outlook. Standard and Poor's placed the BBB+ long-term senior unsecured debt rating on CreditWatch with positive implications on March 10, 2004. Definitions of the rating agencies are as follows:

Moody's: Baa

Moody's has nine generic long-term debt ratings, ranging from Aaa to C. The Baa rating is the fourth highest of the generic ratings. According to Moody's Global Rating Guide, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Standard & Poor's: BBB

Standard & Poor's has eleven generic long-term issuer credit ratings, ranging from AAA to SD or D. The BBB issuer rating is the fourth highest of the generic ratings. According to Standard & Poor's Ratings Handbook, an obligor rated 'BBB' has ADEQUATE capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. Plus (+) or minus (–) the ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Lines of Credit

On December 31, 2003, we had committed credit facilities with banks totaling EUR 17.6 billion, as well as uncommitted credit facilities of EUR 0.5 billion. The credit facilities include two syndicated loan facilities: one having T-Mobile UK as borrower (the "T-Mobile UK loan facility") in the aggregate committed amount of GBP 2.8 billion (EUR 3.9 billion) and one having Deutsche Telekom AG and its Dutch finance subsidiary, Deutsche Telekom International Finance B.V. as borrowers (the "DT loan facility"). The aggregate committed amount of the DT loan facility is EUR 9.0 billion on December 31, 2003, compared to EUR 12.0 billion on December 31, 2002. Tranche B (EUR 3.0 billion) was cancelled by the company on August 11, 2003 and Tranche A (EUR 5.0 billion) was extended for one year to September 28, 2004. Under the T-Mobile UK loan facility, GBP 0.7 billion (EUR 1.0 billion) in borrowings were outstanding on December 31, 2003. There were no borrowings outstanding under the DT loan facility.

The tranches available under the DT loan facility expire at the following dates and in the following principal amounts:

Tranche name	Maximum amount	Maturity date
Tranche A	EUR 5.0 billion	September 28, 2004
Tranche C	EUR 2.0 billion	October 1, 2005
Tranche D	EUR 2.0 billion	October 1, 2007

Tranches available under the T-Mobile UK loan facility expire at the following dates and in the following principal amounts:

Tranche name	Maximum amount	Maturity date
Tranche B	GBP 1.8 billion	October 1, 2005
Tranche C	GBP 1.0 billion	October 1, 2007

Also included in our group's credit facilities are committed lines of credit through multiple bilateral unsecured credit agreements with various banks which are usually on a revolving basis. On December 31, 2003, we had committed lines of credit through these agreements totaling EUR 4.7 billion. The interest and commitment fees payable on these facilities are based upon the terms of each specific contract. Approximately EUR 0.2 billion in aggregate principal amount was outstanding under these agreements at December 31, 2003.

Our bank loan agreements contain customary provisions relating to defaults and material adverse changes affecting Deutsche Telekom AG and/or the relevant borrower. As a result of these provisions, the non-payment of a significant amount of debt when due or the acceleration of due dates can result in all or part of our bank debt becoming due or make our committed lines of credit unavailable. Our syndicated loan facilities and, at December 31, 2003, EUR 0.9 billion of our bilateral credit agreements, contain a financial covenant that requires us to maintain a ratio of EBITDA to net interest payable, each as defined therein, of 3:1, tested for each twelve month period ending in June and December of each year. EBITDA as defined for purposes of these covenants does not make reference to special effects and is calculated with reference to net interest payable, rather than to net financial income (expense). At December 31, 2003, we were in full compliance with these covenants. The covenants in our bank loan agreements also set conditions for permitted security interests, disposals and certain types of additional borrowings and guarantees.

Capital Expenditures and Investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of €)			(% change)
Capital expenditures	6,031	7,625	10,868	(20.9)%	(29.8)%
Investments	648	6,973	6,193	(90.7)%	12.6%
Proceeds from sales of non-current assets and investments	(4,158)	(3,145)	(5,872)	(32.2)%	46.4%
Other	(448)	(1,413)	(5,824)	68.3%	75.7%
Net cash used for investing activities	2,073	10,040	5,365	(79.4)%	87.1%

Capital Expenditures

The following table provides information about our capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the year ended December 31,
	2003	2002	2001	2003/2002	2002/2001
	(millions of )			(% change)
Intangible assets (excluding goodwill)	683	873	1,376	(21.8)%	(36.6)%
Fixed networks	1,604	2,609	3,831	(38.5)%	(31.9)%
Mobile networks	663	826	1,692	(19.7)%	(51.2)%
Buildings	199	177	159	12.4%	11.3%
Other capital expenditures	2,882	3,140	3,810	(8.2)%	(17.6)%
Total capital expenditures	6,031	7,625	10,868	(20.9)%	(29.8)%

Capital expenditures for fixed networks relating to transmission and radio equipment (EUR 0.9 billion) and telecommunications networks (EUR 0.3 billion) decreased in 2003. In particular, the conversion to the SDH and WDM transmission technology from 2001 to 2002 meant that, in 2003, little investment had to be made in the fixed-line network backbone and that capital expenditures were needed primarily for the expansion of new technologies. Other capital expenditures decreased slightly, primarily as a result of the reduction in expenditures for plant and office equipment (EUR 0.4 billion). The reduction in capital expenditure in 2003 compared with 2002 is also attributable to the realization of purchasing advantages through reduced prices and the use of technological advances.

In 2002 capital expenditures decreased compared to 2001, mainly for switching and radio equipment (EUR 2.1 billion). In particular, T-Com in Germany recorded a capital expenditure decrease. The regional roll-out of T-DSL was to a large extent complete in 2002 and subscriber growth slowed after the initial boom. At T-Systems, the roll-out of the international network (TGS) was completed, and at T-Mobile network roll-out for GSM technology was also largely completed (with the exception of the United States). By comparison, the new UMTS technology required little pre-production capital expenditures.

For 2004, we expect to invest up to EUR 1.5 billion more than we invested in intangible assets (excluding goodwill) and property, plant and equipment in 2003. The precise amount for our capital expenditures will depend in part on the development of our cash flows in 2004. We are focusing our investments on business activities that we believe have the greatest capital expenditure needs and the best potential for rewarding growth. Accordingly, we expect to make the largest portion of our planned investments in our T-Com and T-Mobile divisions. We are emphasizing the extension of transmission capacity and the T-DSL business, as well as the build-out of our UMTS services in Europe and our networks in the United States. We plan to invest approximately one half of the capital expenditures budget in Germany and the other half outside Germany. We plan to finance these capital expenditures through a variety of sources, including cash flows from operations, proceeds from the sale of assets (including real estate) and through external financing in the debt markets.

Our 2004 capital expenditures are budgeted to be higher than in 2003. The increase is expected to be driven by T-Mobile's focus on the continued roll-out of our UMTS infrastructure in Europe as well as by the quality and capacity enhancement of our GSM network in North America. The total capital expenditures of T-Mobile are expected to amount to approximately EUR 3.5 billion. The majority of capital expenditures of the T-Com division is expected to relate to voice and data transmission capacity and the continued extension and improvement of our network infrastructure. T-Com's total capital expenditures are expected to reach approximately EUR 2.5 billion.

Investments

Investments in subsidiaries, associated companies and other financial assets amounted to EUR 0.6 billion in 2003. In particular, we invested in the associated companies GSM Facilities and MTS. The significant decrease is primarily attributable to high level of cash outflows for the full acquisition of T-System ITS GmbH (EUR 4.7 billion) and T-Mobile Netherlands (EUR 1.7 billion) in 2002. In addition, in 2002 our investments in associated and related companies and other financial assets amounted to EUR 0.6 billion and related primarily to the joint venture Bild.t-online.de and GSM facilities.

Investments in subsidiaries, associated companies and other financial assets amounted to EUR 6.2 billion in 2001. Investments in fully consolidated companies, which accounted for EUR 5.7 billion, related primarily to T-Mobile USA, T-Mobile Czech Republic, Hrvatski Telecom and Matáv. Investments in associated and related companies and other financial assets, amounted to EUR 0.5 billion.

Contractual Obligations and Other Commitments

At December 31, 2003, we had accrued contractual cash obligations totaling EUR 15.7 billion and liabilities totaling EUR 65.9 billion. In addition, we have other contractual obligations for payments to special pension funds, capital lease obligations, operating leases and purchase commitments.

Contractual Cash Obligations

The following table summarizes our long-term debt as well as our obligations and commitments to make future payments under contracts as of December 31, 2003:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Long-term debt
Bonds and debentures	51,613	12,295	15,015	7,321	16,982
Liabilities to banks	3,798	806	1,567	361	1,064
	55,411	13,101	16,582	7,682	18,046
Capital lease obligations	423	33	60	58	272
Other long-term debt	10,028	9,191	198	13	626
Total long-term Debt	65,862	22,325	16,840	7,753	18,944

Present value of payments to special pension fund	9,000	950	1,618	1,393	5,039
Operating leases	11,737	1,703	2,862	2,120	5,052
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	1,924	1,634	285	5	0
Commitments arising from transactions not yet settled	869	783	9	5	72
Purchase commitments for interest in other companies	763	254	0	0	509
Other financial obligations	12	3	6	0	3
Total other contractual obligations	24,305	5,327	4,780	3,523	10,675

Total contractual obligations	90,167	27,652	21,620	11,276	29,619

For more information regarding our long-term debt, refer to "— Capital Resources" and note (30) to the consolidated financial statements.

Other long-term debt consists of liabilities arising from advances to consolidated and affiliated companies, bills, trading and other liabilities.

In accordance with Postreform II, we are required to make payments to our special pension fund for civil servants or its successor. The amounts currently due in each period are recognized as an expense in that period. The present value of such payments calculated using certain life expectancy tables as a basis amounted to EUR 9.0 billion at December 31, 2003.

The total future payment obligations under non-cancelable operating leases amounted to EUR 11.7 billion over varying terms of up to 25 years. In 2003, new lease agreements have been consummated and old lease agreements have been renewed, primarily for real estate and radio towers. The majority of the lease obligations are attributable to Group Headquarters and Shared Services and to T-Mobile.

The purchase commitments for capital projects in progress are primarily attributable to Deutsche Telekom AG (EUR 1.0 billion), T-Systems (EUR 0.4 billion), and T-Mobile (EUR 0.3 billion). A large number of different purchase commitments, most of which are short-term in nature, have been entered into by Deutsche Telekom AG. T-Systems has entered into commitments relating in particular to license agreements and software projects. T-Mobile's commitments include commitments to purchase network and UMTS equipment. There are agreements covering the purchase quantities and periods.

The commitments arising from transactions not yet settled relate primarily to short-term purchase commitments at T-Mobile (EUR 0.8 billion). The increase in commitments is due in particular to new contracts for mobile terminals at T-Mobile Deutschland and T-Mobile UK. There are detailed agreements covering the purchase quantities and periods.

The purchase commitments for interests in other companies relate mainly to Deutsche Telekom AG (EUR 510 million). During 2002, we sold real estate to a newly established real estate fund for EUR 525 million. In connection with the sale, we have committed to lease back the real estate sold for a period of 15 years. We have a "call" right to acquire all the shares of the real estate fund after 10 years and the shareholders of the fund have a "put" right to compel us to acquire all the shares of the real estate fund after 15 years. The call and put prices are based on formulas, determined on the then cash flow multiples generated by the transferred real estate, and adjusted for outstanding mortgage loans at the time of exercise. Based on current market conditions, the undiscounted future put price would be approximately EUR 394 million, net of mortgage loans assumed of approximately EUR 203 million. The slight decrease in the commitments is marked by offsetting effects. An arbitration panel decided that T-Mobile's obligation to purchase additional shares of PTC no longer applies (2002: EUR 128 million). In addition, T-Online no longer has an obligation to contribute to a venture fund due to the inclusion of the company in the group. New obligations result from the announcement by T-Online that it will acquire Scout24 AG (EUR 180 million).

Other financial obligations primarily concern contingent contractual obligations.

Guarantees and Commitments

The following table summarizes liabilities arising from warranty agreements and guarantees as of December 31, 2003:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Liabilities arising from warranty agreements	2,199	1,486	47	56	610
Guarantees	28	4	4	4	16
Total	2,227	1,490	51	60	626

The increase in liabilities arising from warranty agreements is due primarily to loan collateral guarantees by Deutsche Telekom AG for T-Mobile. This increase was partially offset by a decline in T-Mobile International AG's obligation under a QTE (Qualified Technology Equipment) lease, which decreased by EUR 140 million year-on-year to EUR 768 million due to exchange rate effects.

Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement dated September 2002 and last amended in November 2002 (the "operating agreement") with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The toll collection system is to be created and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Additionally, certain of our divisions may act as sub-contractors of services to Toll Collect. We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, have, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations.

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect of 20% (based on German GAAP) until August 31, 2004, and 15% thereafter ("Equity Maintenance Undertaking") until the operating agreement expires. Toll Collect's total assets, financial liabilities and total liabilities at December 31, 2003, calculated on the basis of U.S. GAAP, were EUR 0.8 billion (EUR 1.3 billion under German GAAP), EUR 0.5 billion (EUR 0.5 billion under German GAAP) and EUR 1.1 billion (EUR 1.1 billion under German GAAP), respectively. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting. Under German GAAP, the share of the Toll Collect equity losses to be recorded under the equity method is limited to the value of the investment. Therefore, we recorded approximately EUR 108 million as our share of the equity in net losses. Due to the risks associated with the financial guarantees issued for Toll Collect, we recorded a provision of approximately EUR 334 million under German GAAP. In addition, we have provided a guarantee for bank loans to Toll Collect amounting to EUR 312 million as of December 31, 2003.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the consortium, or Toll Collect (provided it joins as a party to the operating agreement) has become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Beside these penalties, we believe that further penalties or liability for fault are excluded in the operating agreement.

In case of a culpable violation of contractual duties during the operational phase, the Federal Republic of Germany would not be prevented from claiming damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.

Specific circumstances may entitle the parties to terminate the operating agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the operating agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect. On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. While the notice of termination has not been formally retracted, on February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project on the following basic terms:

•	Toll collection will be introduced in two phases — the first to commence no later than January 1, 2005 (phase 1), and the second to commence no later than January 1, 2006 (phase 2). Phase 2 operation of the toll collection system will be as specified in the operating agreement. Phase 1 operation of the toll collection system will employ certain modified components, which allow for slightly less than full technical performance in accordance with original specifications. Due to this slight deficiency, the remuneration owed by the Federal Republic to Toll Collect in phase 1 will be 95% of the remuneration which will be payable in phase 2. The agreement provides that if the toll collection system is in stable operation, the one-year term of phase 1 may be extended by mutual agreement up to two years.

•	During phase 1, the consortium is required to make available a sufficient number of on-board units (OBUs) to meet demand, with no fewer than 500,000 OBUs available at the commencement of phase 1. OBUs are devices installed in vehicles in order to allow for the collection by satellite of highway travel data. The consortium is also required to ensure the availability of necessary OBU installation facilities in Germany and abroad.

•	During phase 1, the Federal Republic is guaranteed to receive net toll revenues (revenues less Toll Collect remuneration) in an amount equal to at least EUR 83.4 million per month, whether from toll revenues or from the agreed contractual liability for shortfall payments. The Federal Republic is to pay during phase 1 the full 95% of the remuneration provided for in the original operating agreement for what is now phase 2 if the net toll revenues received by the Federal Republic from the toll collection system in a given month do not fall short of the gross revenues by more than 20%. No remuneration will, however, become payable when and if any given month total revenues exceed the guaranteed EUR 83.4 million by no more than 20% of the toll collection system gross revenues.

•	Delays in the commencement of phase 1 operation of the toll collection system will result in monthly penalties of EUR 40 million increasing by EUR 5 million each month up to a maximum of EUR 80 million per month through the initial agreed phase 1 period of one year.

•	During phase 1, the project company or the consortium will be liable in case of a toll shortfall to guarantee net toll revenues in an amount up to EUR 1 billion per year, but no more than EUR 83.4 million per month. Contractual penalties due to reduced performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic will not be counted against the liability cap.

•	In the event of major deviations from the project plan that endanger the realization of the project, the consortium and the Federal Republic are obligated to reach a good faith agreement on mutually beneficial, appropriate and reasonable measures to minimize the disadvantages for either party. In the event that neither phase 1 testing operation nor the development of phase 2 technology has been successfully completed by June 1, 2005, the Federal Republic may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement, which action would then, however, not suspend Toll Collect's obligations to continue development of the phase 2 system, nor the Federal Republic's obligation to use the system after successful completion.

•	Following the end of the agreed phase 1 operational period, the provisions governing penalties for delay of operation and liabilities contained in the original agreement shall continue to apply (i.e., a maximum of EUR 500,000 per day for delay, and potential unlimited liability under general principles of German law in the operating stage of phase 2).

•	Phase 2, thus, contemplates full operation of the Toll Collect project in accordance with the specifications set forth in the original agreement, provided, however, that certain dates and deadlines, including with respect to grounds for termination, are to be modified to conform to the amended arrangement.

Toll Collect and the consortium are currently in discussions with the Federal Ministry of Transport to implement the agreement reached on February 29, 2004.

Additionally, the consortium and the Federal Republic have agreed to waive rights to mediation proceedings before arbitration with respect to any claims of the Federal Republic for damages and penalties. The Federal Republic is expected to assert claims for damages from the consortium of EUR 156 million per month for the period September 1, 2003 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, the Federal Republic is expected to allege contractual penalties of EUR 680 million because the members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of its legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty.

Other Contingent Obligations

In July 2000, we acquired a 51% equity interest in the state-owned Slovak Telecom, the leading full-service telecommunications service provider in Slovakia, for a purchase price of EUR 1 billion. Slovak Telecom offers local, long-distance and international telephone services, data communications services, telex and telegraph services, distribution and broadcast radio and television signals and mobile communications services via its majority-owned subsidiary, Euro Tel Bratsilava a.s. (Euro Tel). Pursuant to a Shareholders' Agreement dated July 2000 and an amendment in April 2003 with the Slovak Republic, we are obligated to make additional investments in the development of the core business activities of Slovak Telecom (currently at least EUR 1 billion by December 31, 2005). These additional investments include 51% of the capital expenditure of Euro Tel.

On May 3, 1999, Western Wireless Corporation (referred to herein as Western Wireless), distributed its entire 80.1% interest in T-Mobile USA's (formerly VoiceStream) common shares to its stockholders. Prior to this "spin-off," Western Wireless obtained a favorable ruling from the IRS indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a "prohibited plan", that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA's stock. Acquisitions of 50% or more of T-Mobile USA's stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a "prohibited plan." T-Mobile USA has agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of such gain that Western Wireless would recognize would be equal to the difference between the fair market value of T-Mobile USA common shares at the time of the spin-off and Western Wireless' adjusted tax basis in such shares at the time. The estimated range of possible liability, not including interest and penalties, if any, is from zero to $400 million.

RECONCILING DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

Our results are reported under German GAAP and differ from our results when reconciled to U.S. GAAP, as summarized below. A more detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our consolidated financial statements may be found in notes (41) through (44) to our consolidated financial statements contained in this Annual Report. The differences between German GAAP and U.S. GAAP that have a significant impact on net income (loss) and shareholders' equity are summarized below. Other differences may arise in future years, resulting from new transactions and/or the adoption of new accounting standards.

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

Capitalization and Amortization of Mobile Communication Licenses

Under German GAAP, we begin to amortize our communication licenses, primarily European UMTS licenses and U.S. mobile communications licenses, upon acquisition and continue to amortize these licenses through their expected period of use. Under U.S. GAAP, amortization begins at the time the network is placed into service, except for licenses deemed to have indefinite lives. In addition, interest on mobile network construction related to debt is expensed under German GAAP, whereas under U.S. GAAP this interest is capitalized during the period the mobile network is being constructed, and is subsequently amortized over the expected period of use. This results in deferrals of interest and amortization expenses for U.S. GAAP, and a higher carrying basis of our mobile network fixed assets. Once the networks are in use, capitalization of these costs will cease and related costs capitalized will be amortized into earnings over the remaining expected period of use.

Differences in Equity Transactions by Our Subsidiaries

Effects of Dilution Gains

Transactions conducted by our consolidated subsidiaries or associated companies, using their common equity as currency, directly result in a reduction of our ownership percentage. Under German GAAP, we recognize "dilution gains" from share issuances by subsidiary or associated companies for cash, but do not recognize gains for shares issued in non-cash transactions (for example, as consideration for a business acquisition). Under U.S. GAAP, we recognize dilution gains both for cash and non-cash transactions.

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

Other Differences

In addition to the tax effects of the adjustments for differences between German GAAP and U.S. GAAP described in this section, other differences in our financial results between German GAAP and U.S. GAAP consist primarily of the accounting for capitalization of internally developed software, unrealized gains on marketable securities, deferral of gains on divestitures valuation at residual interests in, asset-backed securitizations, hedge accounting from derivatives, additions to pension liabilities and investments in equity investees, which historically are recurring differences. In 2003, other differences also differences resulting from the adoption of a new U.S. GAAP accounting standard for asset retirement obligations.

NEW U.S. GAAP ACCOUNTING PRONOUNCEMENTS

In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. We are required and plan to adopt the provisions of EITF 00-21, for revenue arrangements entered into on or after January 1, 2004. To accomplish this, we must identify and determine the fair value of the component deliverables. The determination of fair values in our mobile and systems business is complex, as some of the components are price sensitive and volatile in a competitive marketplace. Additionally, we will be required to develop processes to update the relative fair values based upon competitive market conditions. We are assessing the impact that the implementation of this standard will have on our results of operations, financial position and cash flows.

In January 2003, the FASB issued Interpretation No. ("FIN 46"), Consolidation of Variable Interest Entities ("VIEs"). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). We have adopted Interpretation's disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. On December 24, 2003, the FASB issued a revised interpretation to FIN 46 ("FIN 46 R") to modify some of the provisions of FIN 46 and to exempt certain entities from its requirement. We plan to adopt the provisions of FIN 46 R as of March 31, 2004, to all entities that existed prior to February 1, 2003. We have identified Toll Collect as a VIE, and are assessing whether we are the primary beneficiaries. To accomplish this, we must determine the expected loss and expected residual returns associated with our variable interests. The determination of expected losses and expected residual returns is complex and will require us to develop cash flow models. Other than our variable interest in Toll Collect, we hold variable interests in other VIE's which are not significant either individually or in the aggregate.

On May 28, 2003, The Financial Accounting Standards Board ratified the consensus reached in the Emerging Issues Task Force Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease" ("EITF 01-8"). EITF 01-8 addresses the issue of how to determine whether an arrangement contains a lease that is within the scope of SFAS 13, "Accounting for Leases." EITF 01-8 requires lease accounting for contractual arrangements that explicitly or implicitly convey the right to use (or control the use of) specific property, plant or equipment. These "embedded lease" attributes exist in certain data processing outsourcing arrangements that require a substantial investment in computer hardware and terminals devoted solely to the use of a single customer, or where providers of network capacity grant rights to capacity on the basis of an indefeasible right of use. The adoption of EITF 01-8 will result in the applicability of lease accounting to agreements previously recorded as service revenues. We plan to adopt the provisions of EITF 01-8 for all agreements entered into after December 31, 2003, which is not expected to have a material impact on our results of operations, financial position and cash flows.

NEW GERMAN ACCOUNTING REGULATION

No new German accounting standards (GAS) or accounting legislation became effective in 2003.

ITEM 6.    Directors, Senior Management and Employees

GENERAL

In accordance with the German Stock Corporation Act, we have a Supervisory Board and a Management Board. The two Boards are separate, and according to the German Stock Corporation Act, no individual may simultaneously be a member of both Boards. The Management Board is responsible for managing our company and representing us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Management Board and generally oversees the management of our company, but is not permitted to make management decisions. The Audit Committee of the Supervisory Board will make recommendations to the Supervisory Board regarding the engagement of our auditors, however, our independent auditors are appointed by our shareholders (usually upon recommendation by the Supervisory Board) and are engaged by the Audit Committee subsequent to shareholder approval.

Both the members of the Management Board and the members of the Supervisory Board owe a duty of loyalty and a duty of care to our company and its constituents. In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent businessman. The company's constituent interests are deemed to include the interests of our shareholders, the interests of our employees and, to some extent, the interests of the community. Both the Management Board and the Supervisory Board must take all these interests into account when taking actions or making decisions. Although there is no explicit obligation to act solely in the interests of shareholders, the Management Board is required to respect the shareholders' rights to receive equal treatment and equal information.

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning, including any deviation of actual developments from formerly reported goals. The Supervisory Board is also entitled to request special reports at any time. Under German law, the Management Board is required to ensure appropriate risk management within our company and to establish an internal monitoring system.

Pursuant to our Articles of Association, the rules of procedure for the Supervisory Board contains a provision that the Management Board must obtain the consent of the Supervisory Board for certain actions, including decisions or measures that fundamentally change the assets, financial, earnings or risk situation of the company and measures concerning the corporate structure and acquisitions or dispositions of equity investments above a limit to be determined by the Supervisory Board. In addition, under the German Stock Corporation Act, the Supervisory Board is authorized to subject other actions of the Management Board to its consent.

Under German law, shareholders, like other persons, are prohibited from using their influence on Deutsche Telekom to cause a member of the Management Board or the Supervisory Board to act in a way that is harmful to Deutsche Telekom. A controlling enterprise may not cause us to take measures disadvantageous to us unless any resulting disadvantage is compensated. An individual shareholder or any other person exerting influence on us to cause a member of the Management Board or of the Supervisory Board or holders of special proxies to act in a way that is unfavorable to us or our shareholders is liable for damages to Deutsche Telekom and its shareholders. Board members who have neglected their duties in taking such actions are likewise jointly and severally liable for damages.

As a general rule, under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to Deutsche Telekom. As a general rule, under German law, only the company has the right to claim damages from the members of the two boards. The company may only waive such damages or settle such claims if at least three years have passed and if the shareholders so approve at a shareholders' meeting with a simple majority of the votes, provided that the opposing shareholders do not hold, in the aggregate, one tenth or more of our nominal share capital and do not formally express their opposition at the shareholders' meeting by having their opposition noted in the minutes of the meeting.

SUPERVISORY BOARD

In accordance with the German Stock Corporation Act and the Co-Determination Act of 1976, our Supervisory Board consists of twenty members, ten of whom represent the shareholders and ten of whom represent the employees. Members of the Supervisory Board may be elected for a term of up to five years. Re-election is permitted.

The Supervisory Board members representing the shareholders are elected at the General Meeting of the shareholders. The first election of shareholder representatives to the Supervisory Board took place at the shareholders' meeting in July 1996. The present shareholder representatives were elected at the shareholders' meeting in May 2001, except that two members resigned prior to the end of their terms and two new shareholder representatives have been appointed by a local court to replace them pursuant to section 104 of the German Stock Corporation Act. In general, the terms of office of the shareholder representatives expire at the end of the shareholders' meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member's commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose.

Supervisory Board members representing employees were last elected on November 6, 2002, by the employees in accordance with the provisions of the Co-Determination Act of 1976. In this election procedure, employees elect ten representatives made up of workers, regular employees, senior management employees and three union representatives. The terms of office of the employee representatives on the Supervisory Board expire at the end of the shareholders' meeting in 2007. Under the law that governed our conversion to a stock corporation, civil servants, who are not covered by the Co-Determination Act, are included in these groups of employee representatives for purposes of these elections.

A member of the Supervisory Board elected by the shareholders may be removed by a shareholders' resolution by simple majority of the votes cast. A member of the Supervisory Board elected by the employees may be removed by a majority of at least three quarters of the votes cast by the relevant class of employees.

The Supervisory Board must meet at least twice every six months. To achieve a quorum, at least ten of the members of the Supervisory Board must be present or cast their votes in writing. Except in situations in which a different majority is required by law, such as the appointment of Management Board members and the election of the Chairman and Co-Chairman of the Supervisory Board, the Supervisory Board makes decisions by simple majority of the votes cast. If, in the event of a deadlock, a second vote again results in a tie, the chairman of the Supervisory Board can cast a deciding vote.

Members of the Supervisory Board of Deutsche Telekom

The Supervisory Board met eleven times in 2003. No member attended less than 50% of the meetings of the Supervisory Board. The members of our Supervisory Board during 2003, the years in which they were appointed, the months in which their current terms expire and their principle occupations were as follows:

Dr. Klaus Zumwinkel	Member since:	March 2003
Chairman (since March 2003)	Expiration of Current Term:	Annual Meeting 2008
	Principal Occupation:	Chairman of the Board of Management of Deutsche Post AG, Bonn
Supervisory Board
	Memberships/Directorships:	Allianz Versicherungs-AG, Munich
Deutsche Lufthansa AG, Cologne
Karstadt Quelle AG, Essen
Tchibo Holding AG, Hamburg
Morgan Stanley, BoD, New York, USA
Deutsche Postbank AG, Bonn,
Chairman of the Supervisory Board*
C.V. International Post Corp. U.A.,
Amsterdam, Netherlands; Deputy Chairman Board of IPC *
Danzas Holding AG, City, Switherland,

Chairman of the Administrative Board*
Deutsche Post Ventures GmbH, Bonn,
Investment Committee*
DHL Worldwide Express B.V., BoD, City, Netherlands*
(*mandates (companies) within Deutsche Post group)
Franz Treml	Member since:	July 2003
Vice Chairman (since August 2003)	Expiration of Current Term:	2007
	Principal Occupation:	Deputy Chairman of the union ver.di, Berlin
Supervisory Board
	Memberships/Directorships:	DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Münster, Deputy Chairman
DBV-Winterhur – Leben, Wiesbaden

Monika Brandl	Member since:	2002
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Member of the Central Works Council
at Deutsche Telekom AG, Bonn
Supervisory Board
	Memberships/Directorships:	None

Josef Falbisoner	Member since:	1997
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Chairman of the Bavarian District of
the Union ver.di
Supervisory Board
	Memberships/Directorships:	PSD-Bank, Munich, Augsburg office

Dr. Hubertus von Gruenberg	Member since:	2000
	Expiration of Current Term:	Annual Meeting 2006
	Principal Occupation:	Serves as member on several
Supervisory Boards
Supervisory Board
	Memberships/Directorships:	Allianz-Versicherungs AG, Munich
Continental AG, Hannover,
Chairman of the Supervisory Board
MAN AG, Munich
SAI Automotive, Frankfurt/Main until 6/2003
Schindler Holding AG,
Hergiswil/Switzerland, Administrative
Board

Lothar Holzwarth	Member since:	2002
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Chairman of the Works Council of
Deutsche Telekom AG, branch office
South-Western, Stuttgart
Supervisory Board
	Memberships/Directorships:	PSD Bank RheinNeckarSaar e.G.,
Chairman of the Supervisory Board

Dr. sc. techn. Dieter Hundt	Member since:	1995
	Expiration of Current Term:	Annual Meeting 2006
	Principal Occupation:	Managing Shareholder of Allgaier
Werke GmbH, Uhingen and President of the National Union of German
Employers Associations, Berlin
Supervisory Board
	Memberships/Directorships:	EvoBus GmbH, Stuttgart
Stauferkreis Beteiligungs-AG, Goeppingen, Chairman of the Supervisory Board
Stuttgarter Hofbraeu Verwaltungs-AG, Stuttgart, Vice Chairman of the Supervisory Board
Landesbank Baden-Wuerttemberg, Stuttgart, Administrative Board

Waltraud Litzenberger	Member since:	1999
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Member of the Works Council of
Deutsche Telekom AG, technical
branch office Mitte, Mainz
Supervisory Board
	Memberships/Directorships:	PSD-Bank e.G., Koblenz

Michael Loeffler	Member since:	1995
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Member of the Works Council of
Deutsche Telekom AG, technical branch office
Dresden
Supervisory Board
	Memberships/Directorships:	None

Dr. Manfred Overhaus	Member since:	2002
	Expiration of Current Term:	Annual Meeting 2008
	Principal Occupation:	State Secretary in the Federal
Ministry of Finance
(Bundesministerium der Finanzen), Berlin
Supervisory Board
	Memberships/Directorships:	Deutsche Post AG, Bonn
GEBB mbH, Cologne

Hans W. Reich	Member since:	1999
	Expiration of Current Term:	Annual Meeting 2006
	Principal Occupation:	Speaker of the Management Board
KfW Bankengruppe, Frankfurt/Main
Supervisory Board
	Memberships/Directorships:	Aareal Bank AG, Wiesbaden
ALSTOM GmbH, Frankfurt/Main until 11/2003
DePfa Bank plc,, Dublin, Ireland, BoD
HUK-COBURG
Haftpflicht-Unterstuetzungs-Kasse
kraftfahrender Beamter Deutschlands
a.G., Coburg
HUK-COBURG Holding AG, Coburg
IKB Deutsche Industriebank AG,
Duesseldorf
RAG AG, Essen
Thyssen Krupp Steel AG, Duisburg

Dr. Hans-Jürgen Schinzler	Member since:	Annual Meeting 2003
	Expiration of Current Term:	Annual Meeting 2008
	Principal Occupation:	Member of the Supervisory Board
of Münchener Rückversicherungs AG, Munich
Supervisory Board
	Memberships/Directorships:	Bayerische Hypo- und VereinsbankAG, Munich,
Deputy Chairman of the Supervisory Board
ERGO Versicherungsgruppe AG, Düsseldorf,
Chairman of the Supervisory Board
MAN AG, Munich, Deputy Chairman of the
Supervisory Board
Metro AG, Düsseldorf
Aventis S.A., Schiltigheim, France

Dr. Klaus G. Schlede	Member since:	Annual Meeting 2003
	Expiration of Current Term:	Annual Meeting 2008
	Principal Occupation:	Member of the Supervisory Board of
Deutsche Lufthansa AG, Düsseldorf
Supervisory Board
	Memberships/Directorships:	Deutsche Postbank AG, Bonn
Deutsche Lufthansa AG, Köln
Gerling-Konzern Globale Rückversicherungs-
AG, Cologne until 12/2003
Thomas Cook AG, Oberursel until 11/2003

Wolfgang Schmitt	Member since:	1997
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Executive Vice President Deutsche Telekom AG
Business Customer Branch Office South West,
Stuttgart
Supervisory Board
	Memberships/Directorships:	PSD-Bank, RheinNeckarSaar e.G.

Michael Sommer	Member since	2000
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	President of the Trade Union Council, Berlin

Supervisory Board
	Memberships/Directorships:	BHW Bausparkasse, Hameln
Postbank, Bonn, Vice Chairman of the
Supervisory Board
T-Systems International GmbH, Bonn,
Vice Chairman of the Supervisory
Board

Ursula Steinke	Member since:	1995
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Chairwoman of the Works Council at
T-Systems CDS GmbH, Kiel
Supervisory Board
	Memberships/Directorships:	None

Prof. Dr. h.c. Dieter Stolte	Member since:	1995
	Expiration of Current Term:	Annual Meeting 2006
	Principal Occupation:	Editor in Chief of "WELT" and
"Berliner Morgenpost," Berlin
Supervisory Board
	Memberships/Directorships:	Out of home Media AG, Cologne
ZDF Enterprises GmbH, Mainz

Bernhard Walter	Member since:	1999
	Expiration of Current Term:	Annual Meeting 2006
	Principal Occupation:	Dresdner Bank AG
Supervisory Board
	Memberships/Directorships:	Bilfinger + Berger Bau AG, Mannheim
DaimlerChrysler AG, Stuttgart
Henkel KGaA, Duesseldorf
mg technologies ag, Frankfurt/Main
Staatliche Porzellan-Manufaktur
Meissen GmbH, Meissen
Thyssen Krupp AG, Duesseldorf
Wintershall AG, Kassel, Deputy Chairman
of the Supervisory Board
Joint Stock Company "Sibirsko-Uralskaya
Neftegazohimicheskaya Companiya" (AK
"Sibur"), Moscow, until March 2003

Wilhelm Wegner	Member since:	1996
	Expiration of Current Term:	Annual Meeting 2007
	Principal Occupation:	Chairman of the Central Works Council
at Deutsche Telekom AG, Bonn
Supervisory Board
	Memberships/Directorships:	VPV Allgemeine Versicherungs-AG, Cologne
VPV Holding AG, Stuttgart
Vereinigte Postversicherung VVaG, Stuttgart
PSD Bank Duesseldorf e.G.

Dr. Wendelin Wiedeking	Member since:	Annual Meeting 2003
	Expiration of Current Term:	Annual Meeting 2008
	Principal Occupation:	Chairman of the Management Board of
Dr. Ing. h.c. F. Porsche AG, Stuttgart
Supervisory Board
	Memberships/Directorships:	Novartis AG, Basel, Schweiz
Eagle-Picher Industries Inc., Phoenix, Arizona,
USA*
Porsche Business Services Inc., Wilmington/
Delaware, USA*
Porsche Cars Great Britain Ltd., Reading,
England*
Porsche Cars North America Inc., Wilmington/
Delaware, USA*
Porsche Deutschland GmbH, Bietigheim-
Bissingen*
Porsche Engineering Group GmbH, Weissach*
Porsche Enterprises Inc., Wilmington/
Delaware, USA*
Porsche Financial Services GmbH, Bietigheim-
Bissingen*
Porsche Financial Services Inc., Wilmington/
Delaware, USA*
Porsche Iberica S.A., Madrid, Spain*
Porsche Italia S.p.A., Padua, Italy*
Porsche Japan K.K., Tokyo, Japan*
Porsche Lizenz- und Handelsgesellschaft mbH,
Bietigheim-Bissingen*
(*mandates (companies) within Dr. Ing. h.c. F. Porsche group)

The following individuals resigned from the Supervisory Board in 2003:

Gert Becker	Member since:	1995
	Resigned:	Annual Meeting 2003
	Principal Occupation:	Former Chairman of the Management
Board of Degussa AG, Duesseldorf
Supervisory Board
	Memberships/Directorships:	Bankhaus Metzler KGaA,
Frankfurt/Main, Chairman of the
Supervisory Board
Bilfinger + Berger Bau AG, Mannheim,
Chairman of the Supervisory Board

Dr. h.c. Andre Leysen	Member since:	1995
	Resigned:	February 2003
	Principal Occupation:	Honorary Chairman of the Administrative
Board of GEVAERT N.V., Antwerp, Belgium
Supervisory Board
	Memberships/Directorships:	E.ON AG, Duesseldorf until 4/2003
Schenker AG, Essen until 5/2003

Ruediger Schulze	Member since:	1999
Vice Chairman (until July 2003)	Resigned:	July 2003
	Principal Occupation:	Former Chairman of Division 9
"Telecommunication, Information
Technology and Data Processing" of
the Union ver.di, Berlin
Supervisory Board
	Memberships/Directorships:	T-Mobile Deutschland GmbH, Bonn
Vice Chairman of the Supervisory Board, until 7/2003

Prof. Dr. Helmut Sihler	Member since:	1996
	Resigned:	Annual Meeting 2003
	Principal Occupation:	Vice Chairman of the Administrative
Board, Novartis AG, Basel
Supervisory Board
	Memberships/Directorships:	Dr. Ing. h.c. F. Porsche AG,
Stuttgart, Chairman of the
Supervisory Board
Novartis AG, Basel, Vice Chairman of
the Administrative Board

Dr. Hans-Dietrich Winkhaus	Member since	1999
Chairman (until March 2003)	Resigned:	Annual Meeting 2003
	Principal Occupation:	Member of the Shareholders' Committee
of Henkel KGaA, Duesseldorf
Supervisory Board
	Memberships/Directorships	BMW AG, Munich
Degussa AG, Duesseldorf
Deutsche Lufthansa AG, Cologne
ERGO Versicherungsgruppe AG, Duesseldorf
Schwarz Pharma AG, Monheim, Chairman of the Supervisory Board

Deutsche Post AG and Kreditanstalt fuer Wiederaufbau (KfW) are both majority-owned by our largest shareholder, the Federal Republic. The Federal Ministry of Finance is a ministry of the Federal Republic. Among our current Supervisory Board members, Ms. Brandl, Mr. Holzwarth, Ms. Litzenberger, Mr. Loeffler, Mr. Schmitt, Ms. Steinke and Mr. Wegner are all employees of Deutsche Telekom group companies.

The shareholder representatives currently on our Supervisory Board are Dr. Zumwinkel, Dr. von Gruenberg, Dr. Hundt, Dr. Overhaus, Mr. Reich, Dr. Schinzler, Dr. Schlede, Prof. Dr. Stolte, Mr. Walter and Dr. Wiedeking.

The Supervisory Board maintains the following committees:

•	The General Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the Management Board. In particular, the committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the Executive Committee are Dr. Klaus Zumwinkel (Chairman, since March 14, 2003, replaced former Chairman Dr. Hans-Dietrich Winkhaus), Dr. Manfred Overhaus (since February 21, 2003, replaced Dr. Andre Leysen), Franz Treml (since August 21, 2003, replaced Ruediger Schulze), and Wilhelm Wegner. The Executive Committee met nine times in 2003.

•	The Audit Committee is responsible for oversight of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement with the auditors following approval of the auditors by the shareholders, and, as of November 2002, matters that the audit committee of a New York Stock Exchange-listed foreign private issuer is required to be responsible for pursuant to SEC and NYSE regulations and under U.S. law, including the Sarbanes-Oxley Act of 2002. The current members of the Audit Committee are Dr. Klaus G. Schlede (Chairman), Wolfgang Schmitt, Franz Treml, Bernhard Walter, Wilhelm Wegner and Dr. Manfred Overhaus. The Audit Committee met two times in 2003.

•	The Finance Committee is responsible for reviewing and consulting on complex finance and business matters concerning Deutsche Telekom. Those matters are delegated by the Chairman of the Supervisory Board or the Supervisory Board itself to the Finance Committee. In addition, the Finance Committee also reviews our annual reports during a meeting with our auditors in preparation for the Supervisory Board's annual meeting relating to the approval of the our financial statements in accordance with the German Stock Corporation Act. The members of the Finance Committee are the same as the Audit Committee. The Finance Committee met once in 2003.

Prior to October 2003, the tasks of the Finance Committee and the Audit Committee were combined. These committees were separated in response to new U.S. law requirements applying to foreign private issuers. The combined Finance and Audit Committee met four times prior to October 2003, and its members were the same as listed for the Audit Committee above.

•	The Personnel Committee is responsible personnel matters of Deutsche Telekom AG, in particular with staff structure and human resources development and planning. The members of this committee are Franz Treml (Chairman), Dr. Dieter Hundt, Wilhelm Wegner and Dr. Klaus Zumwinkel. The Personnel Committee met twice in 2003.

In addition to the committees mentioned above, the Supervisory Board has a Mediation Committee. This committee's function is to assist the Supervisory Board by making proposals for Management Board member nominees in the event that the two-thirds majority of employee votes needed to appoint a Management Board member is not met. Current members are Dr. Klaus Zumwinkel (Chairman), Dr. Dieter Hundt, Franz Treml and Wilhelm Wegner. The Mediation Committee did not have to meet in 2003.

Each of the committees of the Supervisory Board has an equal number of shareholder representatives and employee representatives. The chairman of the Supervisory Board also serves as chairman of the Executive Committee. The chairman has the deciding vote in case of a deadlock on matters voted on in the Executive Committee. The chairman of the Audit Committee and the Finance Committee is a representative of the shareholders. The chairman of the Personnel Committee is a representative of the employees.

MANAGEMENT BOARD

Pursuant to our Articles of Association, the Supervisory Board determines the size of the Management Board, subject to the requirement that the Management Board must have at least two members. Since January 20, 2003, our Management Board has had seven members. The Supervisory Board may appoint a chairman of the Management Board as well as a deputy chairman. The Supervisory Board appoints the members of the Management Board for a term of up to five years and they may be re-appointed or have their term extended for one or more terms of up to five years. Under certain circumstances, such as a material breach of duty or a bona fide vote of no confidence by the shareholders, the Supervisory Board may remove a member of the Management Board prior to the expiration of the term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and our company. The Management Board takes action by simple majority unless otherwise provided by law, as in the case of a vote on the adoption of Rules of Procedure. In the event of a deadlock, the Management Board member in whose area of responsibility the resolution falls has a deciding vote. If the resolution falls in an area that is not allocated to a Management Board member, the vote of the chairman of the Management Board decides in case of a deadlock. The Management Board generally meets on a weekly basis.

Members of the Management Board of Deutsche Telekom

The name, age, term of office, current position and business experience of the members of our Management Board in 2003 are set forth below. The current members of the Management Board may be reached at our registered address.

Kai-Uwe Ricke, born in 1961, was appointed Chairman of the Management Board of Deutsche Telekom AG with effect from November 15, 2002. Following an apprenticeship at a bank and studies at the European Business School in Schloss Reichartshausen, Germany, Mr. Ricke started his career as assistant to the management board chairman of Bertelsmann AG in Guetersloh. He then took up the position as head of Sales and Marketing of its Swedish subsidiary Scandinavian Music Club AG in Malmoe, Sweden. From 1990 to June 1995, Mr. Ricke was CEO of Talkline and Talkline PS Phone Service in Elmshorn, Germany. From July 1995, he acted as that company's Chairman and CEO. In January 1998, Mr. Ricke left Talkline and took over as Chairman of the Board of Management of DeTeMobil Deutsche Telekom Mobilnet (today T-Mobile Deutschland GmbH). In February 2000, Mr. Ricke was appointed Chairman and CEO of the newly founded T-Mobile International AG, where Deutsche Telekom consolidated its principal mobile communications activities. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. As Chief Operating Officer, he was responsible for Deutsche Telekom's mobile and online businesses.

Expiration of current term: November 14, 2007

Other board memberships outside Deutsche Telekom: none

Josef Brauner, born in 1950, has been Chairman and CEO of T-Com since February 1, 2003. From May 2001 through January 2003, he was head of CS, which included the divisions T-Com and T-Systems and the operational management of the Networks Infrastructure group and its field organization. He joined Deutsche Telekom in June 1997 as head of the Main Department for Sales and became head of the Sales and Customer Care Division and a member of the Management Board in October 1998. He started his sales career with Avery as the U.S. company's branch manager for Germany, Austria and Switzerland. Mr. Brauner next joined Sony Deutschland, where he was appointed head of Sales in the Investment Goods division and afterwards became head of that division. In 1988, Mr. Brauner became a member of the Management Board of Sony Deutschland, and in 1993 was appointed Chairman. He left Sony Deutschland in 1997 to join Deutsche Telekom.

Expiration of current term: Mr. Brauner has submitted notice of resignation effective April 30, 2004.

Other board memberships outside Deutsche Telekom:
FC Bayern München AG, Supervisory Board, Munich
Karstadt Warenhaus AG, Supervisory Board, Essen

Dr. Karl-Gerhard Eick, born in 1954, has been head of the Finance and Controlling Division and a member of the Management Board of Deutsche Telekom AG since January 2000. In November 2002, he was appointed Deputy Chairman of the Management Board. After studying business administration and earning a doctorate, Dr. Eick worked in various positions for BMW AG between 1982 and 1988. From 1989 to 1991, he acted as head of Controlling at WMF AG in Geislingen. In 1991, he became head of the Controlling, Planning and IT Division for the Carl Zeiss group. From 1993 to 1999, he held top management positions with the Haniel group, where he was responsible for the Controlling, Business Administration and IT Division of the strategic management holding company of Franz Haniel & Cie. GmbH.

Expiration of current term: November 30, 2007

Other board memberships outside Deutsche Telekom:
Dresdner Bank Luxembourg S.A., Administrative Board

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

Expiration of current term: November 30, 2007

Other board memberships outside Deutsche Telekom: none

Dr. Heinz Klinkhammer, born in 1946, was appointed head of Deutsche Telekom's Personnel and Legal Affairs Division and a member of the Management Board in April 1996. Since May 1, 2001, he has been head of Human Resources and from May 1, 2001, until November 30, 2002, he was also head of the department Top Management Staff. Since November 2002 he has been head of Human Resources and the newly added departments of Organization and Sustainability. Dr. Klinkhammer received a doctorate in law and began his career at the Institute for German and European Labor, Social and Business Law before becoming a Labor Court judge. From 1979 to 1990, he worked at the Ministry of Labor, Health and Social Affairs of the state of North-Rhine/Westphalia. In 1991, he became Labor Director at Huettenwerke Krupp Mannesmann GmbH and, in 1992, board member of Mannesmannroehren-Werke AG.

Expiration of current term: March 31, 2006

Other board memberships outside Deutsche Telekom:
Federal Posts and Telecommunications Agency, Administrative Board, Bonn

René Obermann was born in 1963. He set up the company ABC Telekom in Muenster after completing a business traineeship with BMW AG in Munich between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998, he was Chairman of that company's Management Board. Mr. Obermann was also Chairman of the former German Association of Mobile Communication Service Providers in 1995 and 1996. Between April 1998 and March 2000, Mr. Obermann was Managing Director of Sales at T-Mobile Deutschland. From April 2000 until March 2002, Mr. Obermann was CEO of T-Mobile Deutschland. Mr. Obermann became a Member of the Management Board of T-Mobile International in June 2001, responsible for European Operations. Since December 1, 2002, he has been responsible for mobile operations on the Management Board and has served as CEO of T-Mobile International.

Expiration of current term: November 30, 2007

Other board memberships outside Deutsche Telekom: none

Konrad F. Reiss, born in 1957, was appointed to the Management Board of Deutsche Telekom AG and became Chairman of the Management Board of T-Systems International GmbH on January 20, 2003. He began his professional career in 1983 at Vereinigte Papierwerke Schickedanz (marketing and sales management), and in 1998 he was a management consultant at Gruber, Titze und Partner. From 1986 until 1993, Mr. Reiss was founder and Managing Partner of two Management Consultancies (GTP-IIT and TTP-IHRC). After selling both companies to Cap Gemini, Mr. Reiss held various management positions within the Cap Gemini group. Mr. Reiss joined the Management Board of DaimlerChrysler Services AG in 2000, where he was responsible for debis IT-Services (CEO debis Systemhaus). He founded BlueChipBusiness Laboratories in 2001 and was Managing Partner until the end of 2002.

Expiration of current term: January 19, 2008

Other board memberships outside Deutsche Telekom: none

COMPENSATION

Supervisory Board Compensation

The Articles of Association provide for annual compensation of EUR 50,000 for the Chairman, EUR 37,500 for the Deputy Chairman and EUR 25,000 for each remaining member of the Supervisory Board. In addition, members of the Supervisory Board are entitled to reimbursement of actual out-of-pocket expenses and to receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees. The value-added tax payable on this compensation is borne by us. These compensation rules have been in effect since 1999. For Supervisory Board members who served on the Supervisory Board for only part of the year, we paid a proportionate share of their total compensation based on the number of months they served, rounding up to whole months. The remuneration for members of our Supervisory Board for 2003 amounted to an aggregate of EUR 656,573 inclusive of meeting expenses (and including value-added tax according to article 13 paragraph 3 of the Articles of Association). The remuneration for fiscal year 2003 has been paid out in two tranches: the first half in July 2003 and the second half in December 2003.

None of the members of the Supervisory Board has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

For more detailed information concerning compensation to Supervisory Board members in 2003, see note (38) to the consolidated financial statements.

Management Board Compensation

The aggregate remuneration of our Management Board for 2003 amounted to EUR 12,996,216. This amount includes fringe benefits and imputed income valued at EUR 928,387. The aggregate remuneration amount for 2003 reflects the reversal of a set-aside recorded in 2002 for estimated variable compensation in the amount of EUR 82,053.

The variable compensation of the Management Board is paid pursuant to a bonus arrangement. The bonus payment is determined by the Supervisory Board and is based upon two performance targets, each of which is weighted equally in determining the total bonus payment. These performance targets include:

•	Company targets of Deutsche Telekom AG (consisting of financial and strategic targets);

•	Individual targets of each Management Board member (a Management Board member's success in meeting particular goals set for his business area).

Company targets and individual targets are set by the Supervisory Board at the beginning of each fiscal year.

The members of the Management Board received or will receive the following total compensation (base salary, variable pay and long term incentive components) in respect of 2003:

Name	Base Salary in 2003	Variable pay for 2003	Long Term Incentive: Stock Options Grants for 2003
	(amounts in €)	(amounts in €)
Kai-Uwe Ricke	1,250,000	1,375,000	0
Dr. Karl-Gerhard Eick	937,500	1,031,250	0
Dr. Heinz Klinkhammer	900,000	660,000	0
Josef Brauner	900,000	546,000	0
René Obermann	700,000	770,000	0
Konrad F. Reiss	711,694	898,438	0
Thomas Holtrop	700,000	770,000	0
Total	6,099,194	6,050,688	0

The variable pay for 2003 is contingent on the approval of our 2003 financial statements at our annual shareholders' meeting in May 2004.

A proposal to establish a stock option program for the members of the Management Board and key employees was approved at the shareholders' meeting in May 2001. As shown above, no stock options were granted to members of our Management Board in 2003. For further information on this program, see "— Share Ownership" below and notes (27) and (44) to the consolidated financial statements.

Payments to former members of our Management Board or their surviving family members in respect of their service as members of the Management Board amounted to EUR 1,106,105 in 2003.

Accrued pension benefit obligations (ABO) for both active and former members of the Management Board amounted to EUR 56,629,974 as of December 31, 2003.

Obligations for pensions for former Management Board members for which no reserve is required to be established under the Post Labor Law Act (Postpersonalrechtsgesetz) amounted to EUR 3,393,899 as of December 31, 2003.

None of the members of the Management Board has a service contract with the company or any of its subsidiaries providing benefits upon termination of employment. The duration of employment contracts with Management Board members corresponds to the duration of their appointments to office. If a Management Board member leaves his or her post before the end of his or her term, then we will perform or otherwise discharge our remaining contractual obligations, unless the Management Board member has terminated the contract or we terminate the contract for material cause.

Stock Option Plans

At the shareholders' meeting on May 25, 2000, an amendment to the Articles of Association was approved that created conditional capital of up to EUR 64 million for the issuance of up to 25 million shares upon exercise of options granted to management and key employees in connection with a stock-based compensation plan adopted in May 2000 (the "Stock Option Plan 2000"). At the shareholders' meeting on May 29, 2001, an amendment to the Articles of Association was approved that cancelled the conditional capital created in May 2000, except for the nominal amount of EUR 2,621,237.76, which serves to grant subscription rights already issued to members of the Management Board and our executives, as well as members of the management boards and other executives of our second-tier and lower-tier subsidiaries under our Stock Option Plan 2000. Further, the shareholders' meeting on May 29, 2001, approved the cancellation of the authorized capital for our Stock Option Plan 2000 of up to EUR 12.8 million approved by the shareholders' meeting on May 25, 2000, for the purpose of issuing up to 5 million new shares for our Stock Option Plan 2000.

At the shareholders' meeting on May 29, 2001, a further amendment to the Articles of Association was approved that conditionally increased our registered share capital by up to a nominal amount of EUR 307.2 million by issuance of up to 120 million new shares. This conditional share capital may only be used if and to the extent that subscription rights granted pursuant to our Stock Option Plan 2001 described in notes (27) and (44) to the consolidated financial statements are exercised and new shares are delivered upon such exercise. Subscription rights that have not been or may not be exercised prior to the expiration of the exercise period will expire. Shares issued from the conditional share capital generally will be entitled to any dividends paid in respect of the year in which they are issued. Shares that are issued after the end of any fiscal year, but before the ordinary general shareholders' meeting at which the appropriation of the net profit for the year will be decided upon, will be entitled to any dividends paid in respect of that year. The shareholders' resolution authorized our Supervisory Board to grant stock options to the members of its Management Board and authorized the Management Board to grant stock options to all other eligible participants.

The shareholders' resolution authorized our Supervisory Board to determine the detailed terms for the issuance of shares from the conditional share capital and for the grant of options as well as the other terms of the stock option plan if the Management Board is the beneficiary of the stock option plan. In all other cases, the Management Board is authorized to make these determinations.

For further information regarding stock-based compensation plans, including the numbers of options granted, exercise prices and expiration dates, please refer to notes (27) and (44) to the consolidated financial statements. See "Item 8. Financial Information — Litigation" for a description of litigation with respect to the Stock Option Plan 2000.

Loans to Supervisory Board and Management Board Members

Pursuant to the German Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board. As a reporting issuer in the United States, we are subject to certain prohibitions on loans to officers and directors. At present there are no loans to our Supervisory Board or Management Board members.

SHARE OWNERSHIP

The members of our Management Board owned a total of 5,800 Deutsche Telekom shares and options in respect of a total of approximately 824,600. Deutsche Telekom shares as of January 30, 2004. No individual member of the Management Board beneficially owned 1% or more of our outstanding shares as of January 30, 2004.

On an individual basis, the members of our Management Board beneficially owned the following number of Deutsche Telekom shares as of January 30, 2004:

Name	No. of Shares Beneficially Owned
Current members
Kai-Uwe Ricke	none
Josef Brauner	800
Dr. Karl-Gerhard Eick	none
Thomas Holtrop	none
Dr. Heinz Klinkhammer	4,000
Rene Obermann	none
Konrad F. Reiss	1,000
Total	5,800

The members of the Supervisory Board owned a total of 13,392 Deutsche Telekom shares as of January 30, 2004. No individual member of the Supervisory Board beneficially owned 1% or more of our outstanding shares at January 30, 2004.

On an individual basis the members of our Supervisory Board beneficially owned the following number of Deutsche Telekom shares as of January 30, 2004:

Name	No. of Shares Beneficially Owned
Current members
Dr. Klaus Zumwinkel	none
Franz Treml	none
Monika Brandl	704
Josef Falbisoner	256
Dr. Hubertus von Gruenberg	none
Lothar Holzwarth	642
Dr. sc. techn. Dieter Hundt	none
Waltraud Litzenberger	108
Michael Loeffler	97
Dr. Manfred Overhaus	none
Hans W. Reich	none
Dr. Hans-Jürgen Schinzler	2,200
Dr. Klaus G. Schlede	none
Wolfgang Schmitt	2,510
Michael Sommer	none
Ursula Steinke	360
Prof. Dr. h.c. Dieter Stolte	none
Bernhard Walter	none
Wilhelm Wegner	335
Dr. Wendelin Wiedeking	3,000
Total	10,212

Former members who served on our Supervisory Board during 2003:

Gert Becker	none
Dr. h.c. Andre Leysen	none
Rüdiger Schulze	none
Prof. Dr. Helmut Sihler	none
Dr. Hans-Dietrich Winkhaus	3,180
Total	3,180

No stock options have been granted to members of our Supervisory Board.

EMPLOYEES AND LABOR RELATIONS

Employees

As of December 31, 2003, the companies within the Deutsche Telekom consolidated group employed a workforce of 248,519 people worldwide, excluding interns and apprentices. This represents a decrease of 2.9 % from year-end 2002.

The table below provides a geographic breakdown of our workforce at the dates indicated.

	For the year ended December 31,
	2003	2002	2001
Deutsche Telekom group employees(1)	248,519	255,969	257,058
Thereof:
Germany	173,278	177,823	178,336
European Union outside of Germany	16,698	17,647	16,538
Other European countries	35,336	39,601	43,343
North America	21,525	19,144	16,909
Rest of the world	1,682	1,754	1,932

(1)	Employees excluding interns and apprentices.

The following table shows (i) the number of civil and non-civil servant employees within the Deutsche Telekom consolidated group as well as within Deutsche Telekom AG, and (ii) the total number of employees by division, at the dates indicated.

Deutsche Telekom Group Employees(1)

	As of December 31,
	2003	2002	2001
Deutsche Telekom AG	118,669	120,009	124,328
Thereof:
Civil servants	49,793	50,776	54,615
Salaried employees and wage earners(2)	68,876	69,233	69,713
Deutsche Telekom group(3)	248,519	255,969	257,058
Thereof:
Civil servants	49,793	50,776	54,615
Salaried employees and wage earners	198,726	205,193	202,443
Thereof:(4)
T-Com	129,644	149,106	155,583
T-Systems	40,833	43,292	43,449
T-Mobile	43,427	41,597	38,025
T-Online	2,615	2,608	2,719
Other activities	32,000	19,366	17,282

During fiscal year 2003, we did not employ a significant number of temporary employees.

(1)	Employees excluding interns and apprentices.
(2)	Thereof 8,256 "civil servants temporarily without civil servant status" at December 31, 2003. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions or accept employment conditions within the group that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.
(3)	Thereof 29,658 employees and civil servants that have been transferred from Deutsche Telekom AG to subsidiaries with the right to return to Deutsche Telekom AG.
(4)	The figures for 2001 and 2002 have been restated to correspond with the organizational structure of the Deutsche Telekom consolidated group for the year 2003.

Employee Relations

In Germany, works councils (Betriebsraete), whose members are elected by the employees, represent the interests of the employees vis-à-vis the employer in accordance with the Works Council Act of 1972, as amended. Works councils are established locally, as well as at a company level and at the group level. Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have codetermination rights in respect of certain social matters, including work schedules and rules of conduct. In 2001, the German Federal Government enacted amendments to the Works Council Act that increase the influence of works councils in some matters, such as the obligation to exempt an additional number of members of the Works Councils from their regular work within companies with more than 200 employees (previously 300). Furthermore, as required by the EU Act on European Works Councils, we will establish in 2004 a European works council, which will only have the right to information and consultation and not the right to participate in the decision-making process.

Traditionally we had a good relationship with our works councils and the unions, and their cooperation is important to us, including with regard to our work force reduction plans. Constructive relations with our employees and their representatives are of importance to us.

Civil Servants

As of December 31, 2003, approximately 20.0% of our consolidated group's employees were German civil servants. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the laws that applied to our conversion to a stock corporation, our civil servant employees retained their civil servant status when that conversion occurred. As such, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized pursuant to the law governing our privatization to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunications Agency (Bundesanstalt fuer Post und Telekommunikation) has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

Civil servants employed by us are entitled to pension benefits provided by the Federal Government pursuant to the German Civil Servant Pension Act. Pursuant to the law governing our privatization, we are required to make annual contributions to a special pension fund established to fund such pension obligations. The special pension fund was merged in 2000 with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form the joint pension fund Bundes-Pensions-Service fuer Post und Telekommunikation e.V. (BPS-PT). The BPS-PT works for the funds of all three companies and also handles financial administration for the Federal Republic on a trust basis. All transactions for pension and allowance payments to employees are made by BPS-PT for the companies Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

In accordance with the provisions of the Post and Telecommunications Reorganization Act, the special pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants of Deutsche Telekom AG and the imputed gross remuneration of civil servants temporarily without civil servant status of Deutsche Telekom AG entitled to pension payments. These contributions amounted to approximately EUR 809 million in 2003, EUR 838 million in 2002 and EUR 845 million in 2001. A fixed annual contribution of EUR 1.5 billion was payable for the years 1995 through 1999.

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

Other Employees

As of December 31, 2003, approximately 80.0% of our group's employees were non-civil servants. In addition to being covered by collective bargaining agreements, the non-civil servant employees in Germany are in general covered by the German Termination Protection Act, which imposes various restrictions on the involuntary termination of employment.

The majority of our employees in Germany are organized in unions, principally the union ver.di (Vereinte Dienstleistungsgewerkschaft). We also have labor contracts negotiated with smaller unions. Due to our acquisition of debis Systemhaus GmbH in 2002, the union IG Metall (Industriegewerkschaft Metall) also represents some employees of T-Systems. The terms and conditions of employment and salary increases for non-civil servant employees are negotiated between the unions and us. Pursuant to the law governing our privatization, the Federal Postal and Telecommunications Agency is responsible for concluding collective bargaining agreements relating to certain statutorily defined non-wage benefits, rules of conduct and other general terms of employment. Such agreements only become effective with our consent. For further information regarding agreements between us and the Federal Postal and Telecommunications Agency, see "Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions."

We and the union ver.di concluded a collective bargaining agreement in May 2001 that included the introduction of a new evaluation and pay system as of July 1, 2001. As a result, we completed the phase out of our old pay system, which was based on civil service regulations. Now, employee pay is based on the position in which an employee serves and no longer reflects criteria such as age, marital status or seniority. The new pay system increased the performance-based component of employee pay. Furthermore, a single collective bargaining agreement now applies throughout all of Germany, in the same manner and with the same terms. The collective bargaining agreement signed in May 2000 had already introduced a performance pay component for all employees. As of July 2001, the existing performance-based component of 2.15% of total pay was increased to 6% and in July 2002 to 7%.

On March 23, 2004, we reached a new collective bargaining agreement with ver.di. This agreement includes among other things, a reduction in the weekly working time for the employees of Deutsche Telekom AG in the divisions T-Com and Group Headquarters & Shared Services from 38 hours to 34 hours, with a partial reduction in wages beginning in March 2004. As of January 1, 2005, a 2.7% increase in compensation will take effect. Further, we committed to avoid layoffs until the end of 2008. The new compensation agreement will be effective until March 31, 2006.

Collective bargaining agreements relating to remuneration between the German unions and us typically have a term of one year.

In June 2002, the ver.di union and we signed a collective agreement concerning employee rationalization matters within Germany. This agreement contains provisions providing protection in the case of rationalization-related job cuts affecting employees covered by collective agreements and our apprentices who have successfully completed their training. In accordance with these provisions, Vivento (formerly the Personnel Services Agency) has been established within Deutsche Telekom AG. This agency has as its primary task the absorption of covered employees affected by rationalization measures and, after appropriate retraining if necessary, the placement of those employees in vacant positions in and outside the Deutsche Telekom group. If no appropriate positions are vacant, the employees may, for limited periods, be assigned to third-party companies in or outside the group for a fee in accordance with the provisions of the German Law Concerning Employee Secondment. In this case, the employees remain employees of Deutsche Telekom AG and their contractual rights and obligations (under the terms of collective agreements) are not affected by the assignment. Apprentices who have successfully completed their training at Deutsche Telekom AG are transferred to Vivento for a limited period of a maximum of one year immediately after the completion of their training. In this case, too, the task and objective of Vivento is to find long-term positions for the apprentices in or outside the Deutsche Telekom group.

In addition to the above mentioned commitments contained in the new collective bargaining agreement signed on March 23, 2004, we also agreed to reduce the compensation level for inactive employees within Vivento from 100% to 85% starting July 1, 2004. There will be no layoffs for employees within Vivento until 2008.

Our intention in establishing Vivento was to facilitate our reduction of excess staffing and to achieve long-term, efficient management of our workforce, while avoiding compulsory redundancies. The transfer of employees to Vivento commenced in the fourth quarter of 2002. Until June 30, 2003, the divisions transferring employees to Vivento were obligated to make a one-time contribution to Vivento. Commencing in 2004, divisions transferring employees to Vivento, except T-Com, will be required to make certain one-time payments to Vivento relating to such transferred employees. The costs associated with future salaries of employees transferred to Vivento will be reflected in the results of our "Group Headquarters and Shared Services" segment.

For information concerning our pension plan arrangements for non-civil servant employees, refer to note (28) to our consolidated financial statements and to "Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates.

ITEM 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Historically, we were part of Deutsche Bundespost, a state-owned special asset (Sondervermoegen des Bundes). In 1989, Deutsche Bundespost was divided into three distinct entities — Deutsche Bundespost Telekom, Deutsche Bundespost Postbank and Deutsche Bundespost Postdienst. Deutsche Bundespost Telekom was transformed, effective January 1, 1995, into Deutsche Telekom AG, a private law stock corporation, which initially remained wholly-owned by the Federal Republic. Our first public offering was in November 1996, followed by a second public offering in June 1999.

According to information supplied to us by the Federal Republic, at December 31, 2003, the Federal Republic's direct ownership interest in our company was approximately 26.03%. Kreditanstalt fuer Wiederaufbau (KfW), a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 16.74% of our shares at December 31, 2003.

The Federal Republic administers its shareholdings and exercises its rights as a shareholder of Deutsche Telekom through the Federal Post and Telecommunications Agency, which is subject to the supervision of the Finance Ministry. In their capacities as shareholders, the Federal Republic and KfW may exercise only those rights that they have under the German Stock Corporation Act and our Articles of Association. For further information regarding the Articles of Association, please refer to "Item 10. Additional Information — Articles of Association."

At present, the Finance Ministry and KfW each have one representative on our Supervisory Board. Furthermore, the Finance Ministry has one representative on the supervisory boards of our subsidiaries T-Systems International GmbH, T-Online International AG and T-Mobile International AG. See "Item 6. Directors, Senior Management and Employees — General — Supervisory Board" for a description of rights and responsibilities of the members of the Supervisory Board.

The table below sets forth the number of our ordinary shares held by holders of more than 5% of our ordinary shares and their percentage ownership, based on information supplied to us by the Federal Republic and KfW as of the dates indicated.

	For the year ended December 31,
	2003(1)		2002		2001
Identity of Person or Group	Shares owned	%	Shares owned	%	Shares owned	%
Federal Republic of Germany	1,092,721,315	26.03%	1,290,835,401	30.75%	1,297,986,644	30.92%
Kreditanstalt fuer Wiederaufbau	702,704,750	16.74%	504,590,664	12.02%	509,164,599	12.13%
		42.77%		42.77%		43.05%

(1)	Reflects the most recent acquisition that took place in November 2003, when KfW received approximately 199 million shares formerly held directly by the Federal Republic.

As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce its holdings of Deutsche Telekom shares. A reduction in the holdings of our shares by the Federal Republic or KfW will not have a material negative effect on our governance or business.

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

For as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhaengigkeitsbericht) setting forth the relationships and the transactions entered into between us, on the one hand, and the Federal Republic or its affiliated agencies and enterprises, on the other hand. This related-party report, which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor's findings thereon and to inform the shareholders as to the conclusion of both. In the 2003 related-party report, our Management Board declared that under the circumstances known to the Management Board, at the time of performing the business transactions between us and the Federal Republic and its affiliated enterprises, including the Federal Postal and Telecommunications Agency, we received appropriate remuneration for these transactions, and that we did not perform or omit any actions on behalf of or on the instructions of the controlling shareholder, in its capacity as such, or any other affiliated companies. Our independent auditors have confirmed the accuracy of the 2003 related-party report regarding relationships between our controlling shareholder and us.

Coordination and Administrative Responsibilities of the Federal Agency

Pursuant to German law, the Federal Agency provides certain services to Deutsche Telekom, Deutsche Postbank and Deutsche Post and has certain rights and responsibilities with respect to the administration of the common affairs of these companies. For example, the Federal Agency is responsible for concluding general collective bargaining agreements (Manteltarifvertraege) on behalf of these entities with employees relating only to certain non-wage benefits, rules of conduct and other general terms of employment. These agreements only become effective with the consent of the affected entity. The Federal Agency's right to conclude these agreements does not affect our right to negotiate particular terms of employment, including wages, salaries and conditions of employment, independently on our own behalf. The Federal Agency also administers the health insurance fund for civil servants (Postbeamtenkrankenkasse) and the pension fund for non-civil servants (VAP) employed by Deutsche Postbank, Deutsche Post, others and us. The Federal Agency has certain additional responsibilities and rights with respect to civil servants employed by us, Deutsche Post and Deutsche Postbank. The Federal Agency has the right to provide advice concerning the coordination of the activities of us, Deutsche Postbank and Deutsche Post, particularly, with respect to their public image, issues that may arise if the business plans of these entities conflict and, upon request, with respect to certain personnel issues.

Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post, on the one hand, and the Federal Agency, on the other. Since German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We made a payment on account of EUR 62.9 million for these services in 2003 (as compared to EUR 64.5 million in 2002 and EUR 70.1 million in 2001).

The total costs of the Federal Agency, consisting mainly of personnel costs for its employees, are allocated pursuant to the cost attribution system of the Federal Agency in accordance with actual expenses.

Federal Republic as Regulator

The Federal Republic's role as regulator is independent and distinct from its role as shareholder. This regulatory function is exercised by the German telecommunications regulator. Our telecommunications licenses held in Germany were acquired from the Federal Republic or its agencies. See "Item 4. Information on the Company — Regulation."

Federal Republic and Affiliated Entities as Customers

Collectively, the Federal Republic is one of our largest customer and purchases services on an arm's-length basis. We deal with the various departments and agencies of the Federal Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. We have also entered into contracts to provide telecommunications services to entities affiliated with the Federal Republic on an arm's-length basis in the ordinary course of business.

In 2003, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion from Deutsche Post World Net group. These mainly relate to postage charges for letters and packages. In the same period, Deutsche Post purchased goods and services totaling EUR 0.5 billion from Deutsche Telekom. This amount primarily consists of IT products and services.

We are a partner in a consortium that has contracted with the Federal Republic to develop and operate a toll collection system for use with certain commercial vehicles traveling on roadways in Germany. Pursuant to this arrangement, we have, along with our partners, undertaken certain obligations, including relating to certain financial and performance obligations. For more information, see "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Guarantees and Commitments" and "Item 8. Financial Information — Litigation."

Arrangements with Deutsche Post

We entered into an agreement with Deutsche Post in 2000 that calls for us to provide, among other things, information technology and corporate network services to Deutsche Post. In return, Deutsche Post provides distribution and transportation, printing, warehousing and other services. The objective of the arrangement is to allow each company to focus on its core competencies and dispose of peripheral activities. This arrangement resulted in a net transfer of around 1,500 of our employees to Deutsche Post in 2001 and 2000. The Chairman of our Supervisory Board is also the Chairman of the Management Board of Deutsche Post AG and Chairman of the Supervisory Board of Deutsche Post AG.

Arrangements with Deutsche Postbank

We have a credit facility with Deutsche Postbank providing us with a line of credit of up to EUR 200 million. In 2003, that credit facility had been drawn upon in maximum in the amount of EUR 104 million with an interest rate of the average monthly Euro Overnight Index Average (EONIA) rate + 45 basis points per year.

We have agreements with a number of banks, including Deutsche Postbank, pursuant to which we can draw on credit facilities up to EUR 9 billion according to a consortium credit facility agreement. The level of the interest rates depends on our rating, the amount of the consortium credit and the London InterBank Offered Rate (LIBOR) rate plus margin ranking to be applied, from 0.275% to 0.500%. The loan commitment fee is between 0.050% and 0.200% and also depends on our rating. There were no outstanding debts relating to the consortium credit facility at the end of 2003. See "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Resources."

We engage in a variety of other routine commercial banking relationships with Deutsche Postbank.

Arrangements with KfW

In 2000, our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., entered into three loan agreements with KfW in the amount GBP 150 million each, which are guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our rating.

Federal Republic Guarantees

Under German law, all of our liabilities outstanding as of January 1, 1995, the date of Deutsche Telekom's registration in the Commercial Register (Handelsregister), became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic's obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 1, 1995. These guarantees amount to an aggregate of EUR 11.6 billion as of December 31, 2003.

Pension Contributions for Civil Servants

Civil servants (Beamte) employed by us are entitled to pension benefits provided by the Federal Republic. Under German law, we are required to make annual contributions to a special pension fund

(Unterstuetzungskasse) established to fund these pension obligations. For further information, see "Item 6. Directors, Senior Management and Employees — Employees and Labor Relations" and "Item 5. Operating and Financial Review and Prospects — Consolidated Results of Operations — Personnel Costs."

Investigation of Bonn Public Prosecutor

We are advancing funds to cover the legal expenses being incurred by current and former board members in connection with the Bonn public prosecutor's investigations of certain real estate valuation-related questions and other matters. See "Item 8. Litigation — Investigations" for a description of these investigations. These funds will be required to be repaid to us if there is a final determination that these individuals violated the law.

DT 3 Offering

In connection with the global offering by KfW of equity securities of Deutsche Telekom in June 2000, we agreed to bear certain offering-related expenses in view of the benefits accruing to us from the offering. We, the Federal Republic and KfW agreed to indemnify the underwriters for the offering against certain liabilities, including liabilities under the U.S. Securities Act of 1933, in the manner provided for in the underwriting agreement. The underwriting agreement allocated among us, the Federal Republic and KfW indemnification responsibility for different sections of the disclosure materials, with us taking responsibility vis-a-vis the underwriters for, among other things, the parts of the disclosure materials concerning its business and financial statements. Additionally, we agreed with KfW to assume responsibility for errors, if any, in the translation of some of the prospectuses and for certain supplementary disclosure items that were required under local law in some offering jurisdictions. As issuer of the shares that were offered, we became subject to the prospectus liabilities, if any, associated with its registering or listing the securities offered in various jurisdictions. The underwriting agreement provides that its underwriter indemnification provisions are in addition to, and do not affect, any liability that we, KfW, the Federal Republic or the underwriters may otherwise have. For a description of pending litigation and an investigation relating to the global offering, see "Item 8. Financial Information — Litigation."

Other Transactions

We provide telecommunications services to numerous companies, mainly throughout Europe, in the ordinary course of business, including firms in which we hold an ownership interest and firms with which certain members of the Supervisory Board are affiliated. We also provide telecommunications services in the ordinary course of business to the Federal Republic and its agencies and instrumentalities (including corporations owned or controlled by or affiliated with the Federal Republic).

In May 2002, T-Systems CSM GmbH and matrix42 AG entered into an agreement for the provision of consulting services, under which T-Systems paid matrix42 AG approximately EUR 100,000 in 2002. This agreement was renewed in March 2003 for one year. Konrad F. Reiss, CEO of T-Systems and member of our Management Board, owns approximately 10% of the shares of matrix42 AG and was a member of matrix42 AG's supervisory board until 2002.

ITEM 8.    Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

EXPORT SALES

See note (1) to our consolidated financial statements for a discussion of our revenues by geographic area.

LITIGATION

The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. In addition, proceedings involving alleged abuse of a market-dominant position by us and alleged antitrust violations are pending before regulatory and competition law authorities. For additional information concerning pending proceedings before competition and regulatory authorities, see "Item 4. Information on the Company — Regulation."

Securities and Corporate Law-Related Proceedings

A number of purported class action lawsuits have been filed and consolidated in the United States District Court for the Southern District of New York by or on behalf of purported purchasers of our ADSs issued pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserts claims against us and the former Chairman of our Management Board, and others, under U.S. federal securities statutes based on allegations that statements made in the registration statement and prospectus were materially false and misleading because we allegedly failed adequately to disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation, and allegedly overstated the value of our real estate portfolio. The Court has certified the action as a class action and defined the class to include all purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The selling shareholder in the offering, KfW, has been dismissed from the action. Fact discovery in the U.S. class action suits is largely complete, and we expect any remaining fact discovery to be completed during 2004. Deutsche Telekom and the former Chairman of its Management Board have filed motions for summary judgment seeking dismissal of all plaintiffs' claims with respect to nondisclosure of negotiations with VoiceStream and all plaintiffs' claims with respect to alleged overstatement of real estate values. Those motions have not yet been fully briefed or argued.

Purported purchasers of our shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed approximately 1,920 lawsuits (with approximately 11,358 plaintiffs) in Germany. The plaintiffs predominantly allege that the book values we recorded for our real property portfolio were improperly established and maintained under German accounting principles. In many of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. In the most recent series of lawsuits, which were mostly filed in May 2003, plaintiffs assert additional allegations. They allege, among other things, that the purchase price for the U.K. cellular phone carrier One2One was unreasonably high and the prospectus did not inform investors about necessary write-offs to goodwill, that our internal mid-term financial plan for 2000-2004 was inaccurate, that the prospectus did not properly inform investors about the general risks of international expansion, relations with our major shareholder, the Federal Republic of Germany, and the risks of the liberalization of the German telecommunication market. Further, they allege that our business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be bought in an auction in August 2000.

These lawsuits are pending before the District Court in Frankfurt am Main. It is too early for us to express a view of the possible outcome of the lawsuits. The former presiding judge had issued a statement describing his preliminary view that it will be necessary to take evidence by obtaining an expert opinion. The former presiding judge also stated that he was inclined to order a stay of the civil litigation until the prosecutorial investigation into the real estate matter has been resolved. However, the presiding judge changed in October 2003, and so far we have no indication how the new presiding judge intends to proceed. The aggregate euro amount of all shareholders' claims filed in Germany in these lawsuits is approximately EUR 73 million.

Many shareholders have also initiated conciliation proceedings with a state institution in Hamburg ("Oeffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg" or "OeRA"). According to information we have received orally from the OeRA, approximately 12,000 to 15,000 shareholders have instituted conciliation proceedings. Participation in these conciliation proceedings is voluntary, and we have declined to participate. We expect the claims made in these conciliation proceedings to be analogous to those made in the purported prospectus liability lawsuits described above.

We are contesting each of the aforementioned lawsuits vigorously. Because the lawsuits and the conciliation proceedings, which in the aggregate involve substantial damage claims, are in their preliminary stages, the plaintiffs in the U.S. class action suits have not yet responded to the motions for summary judgment and those motions have not been argued or decided, and the plaintiffs in the U.S. class action suits have not quantified the amount of damages they will seek, we are not in a position to predict the outcome or impact of the lawsuits or conciliation proceedings. However, we believe that the allegations in the lawsuits and the conciliation proceedings do not provide a basis for the recovery of damages because all required disclosures were made on a timely basis.

On June 26, 2000, two of our shareholders filed a suit with the District Court in Bonn (Landgericht Bonn) seeking to have declared void the shareholders resolutions authorizing both one of our stock option plans and a related conditional capital increase. The case was dismissed by the District Court in Bonn (Landgericht Bonn) on February 20, 2001. The Higher Regional Court in Cologne (Oberlandesgericht Koeln) dismissed the appeal against this decision. On February 4, 2002, plaintiffs lodged an appeal on points of law with the Federal Court of Justice (Bundesgerichtshof). The Federal Court of Justice dismissed the appeal on February 16, 2004, ending the proceedings.

On October 21, 1999, T-Mobile commenced arbitration proceedings in Vienna, Austria, against Elektrim S.A. and certain small shareholders of PTC. T-Mobile's claim alleges that these companies wrongfully failed to recognize our rights of first refusal over approximately 3% of PTC, and that this failure was a material breach of the PTC shareholders' agreement. These companies have denied T-Mobile's claim, and Elektrim has filed a counterclaim against T-Mobile alleging that T-Mobile materially breached the shareholders' agreement by, among other things, attempting to purchase PTC shares from several small shareholders and obstructing Elektrim's purchase of PTC shares. On April 9, 2003, the arbitration panel rejected all claims and counterclaims brought before the court by T-Mobile and the defendants.

In December 2000, T-Mobile filed a second set of arbitration proceedings against Elektrim and Elektrim Telekomunikacja (Telco) claiming that Elektrim and Telco breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to Telco, a limited company under Polish law in which each of Elektrim and Vivendi S.A. has a shareholding of 49% (with Ymer holding another 2%). In particular, T-Mobile claims that (i) the transfer of shares required approval by the Supervisory Board of PTC, (ii) the shareholders' agreement permitted only the transfer of a party's entire interest and (iii) the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained. The witness and evidence hearings were completed in the autumn of 2003. The parties are awaiting the decision by the tribunal, which should be handed down in 2004.

The previously reported proceedings arising from T-Mobile's joint venture agreement with Virgin group companies and Virgin Mobile were settled on January 29, 2004. The Court of Appeal was requested not to deliver its judgment in the appeals heard in November 2003 and all parties were released from all accrued liabilities. As part of the settlement, the Shareholders' Agreement was terminated and the T-Mobile-appointed directors on the board of Virgin Mobile Telecoms Limited resigned. A new Telecommunications Supply Agreement was entered into, which became effective immediately. As part of the settlement accord, there was agreement that in the event of a sale or listing of Virgin Mobile within 30 months of the date of settlement, T-Mobile may receive a share of the proceeds of the sale up to a maximum of GBP 100 million.

Investigations

As previously disclosed, the Bonn public prosecutor is conducting an investigation into allegations in the press and elsewhere asserting that the book values we recorded for our real property portfolio were improperly established and maintained under applicable accounting principles and so were substantially overvalued in our 1995 opening balance sheet and in later balance sheets. The Bonn public prosecutor has notified us that his investigation also goes into whether we underpaid our German corporate income and trade taxes because amortization and depreciation were higher than they should have been as a result of the alleged overstatement and whether we wrongfully paid dividends to our shareholders in 1998 in reliance on the overstatement. We believe that the book values of our fixed assets with respect to the real property portfolio have been correctly presented in accordance with applicable accounting principles, and dispute allegations to the contrary. We have nonetheless been cooperating fully in the investigation and are interested in seeing it expeditiously resolved. We cannot offer assurances as to the timing or outcome of the prosecutor's investigation. The investigations are being conducted with regard to certain individuals and are not directed against us as a corporate entity. Adverse consequences for our company could follow if any of the individuals who are or who become the subject of the investigation are found to have violated the law. We have been informed that the Bonn public prosecutor's investigation into allegations that the book values recorded for our fixed assets in general, including technical equipment and machinery, were improperly established and maintained under applicable accounting principles and so were substantially overvalued in our 1995 opening balance sheet and in later balance sheets, has been concluded without action.

The Bonn public prosecutor is also conducting other investigations. One investigation concerns allegations that members and former members of our Management Board breached their duties by causing us to pay excessive consideration for VoiceStream and Powertel. Another investigation concerns allegations, that we wrongfully bore liability risks in connection with the June 2000 global offering by KfW of our shares. A third investigation concerns allegations of prohibited insider transactions with respect to amendments in lock-up agreements with Sonera, allowing Sonera to sell a number of our shares before the expiration of the relevant lock-up period. We understand that these investigations are being conducted with respect to individuals and are not directed against us as a corporate entity. In each case, we believe that our board members and we acted appropriately. Adverse consequences for us could follow from these investigations, however, if the individuals who are the subjects of the investigations are found to have violated the law. We are cooperating in the investigations.

The Bonn public prosecutor is further investigating allegations in the press and elsewhere asserting that we are involved in systematic wrongful billing. We have denied these allegations, but have been cooperating fully in the investigation and are interested in seeing it expeditiously resolved. We cannot offer assurances as to the timing or outcome of the prosecutor's investigations.

As previously disclosed, purported purchasers of Deutsche Telekom shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed a number of lawsuits in Germany that among other allegations allege, that Deutsche Telekom failed to disclose certain risks as well as ongoing discussions in the Management Board in anticipation of the One2One transaction (now T-Mobile UK). We understand, that the Bonn public prosecutor has declined to open criminal investigations with respect to these allegations.

We understand that the Bonn public prosecutor office has concluded without action its investigation into alleged breaches of duty by past and present members of the Supervisory Board and past and present members of the Management Board with regard to our 2001 stock option program, the issuance of stock options and other management compensation arrangements with the Management Board, benefits paid or to be paid to our former Management Board chairman in connection with his withdrawal from the company and other circumstances of his withdrawal.

Proceedings against Decisions of the German Telecommunications Regulator

Wholesale Markets

Interconnection

The German telecommunications regulator issued decisions in 1997 and 1999 establishing the rates applicable to voice telephony interconnection services which we provided from January 1, 1998, through December 31, 1999, and from January 1, 2000, through January 31, 2001, respectively. We filed complaints against these decisions with the Cologne Administrative Court (Verwaltungsgericht

Köln) claiming higher rates. As regards the rates for services provided in 1998 and 1999, the Appellate Administrative Court in Muenster (Oberverwaltungsgericht Münster) dismissed the case. We did not appeal the decision. Proceedings are still pending with respect to the rates for services provided in 2000 and January 2001.

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

In 2001, the German telecommunications regulator issued a decision on the charges for interconnection services in the period from December 1, 2001, through November 2003, replacing the distance-based tariff-structure with an element-based tariff-structure. Certain of our competitors and we filed complaints and requests for injunction with the Cologne Administrative Court. The motions for injunctions were rejected. The proceedings in the main action are still pending.

In November 2003, the German telecommunications regulator issued a decision adjusting the rates applicable to interconnection services from December 1, 2003, through May 2006. We filed a complaint against this decision with the Cologne Administrative Court claiming higher rates. The proceedings are still pending. Also, a competitor filed a complaint avoiding the charges for certain interconnection services. The proceedings are still pending.

In December 2003, the German telecommunications regulator partly approved an application from 15 local carriers for higher call termination charges. We pay these charges for calls that are terminated in the networks of other carriers. Before this decision, these charges were always billed on a reciprocal basis, which is to say at the rate approved for Deutsche Telekom. Under the new decision, with effect from December 15, 2003, through October 31, 2004, local carriers would be allowed to charge 0.5 cent per minute more for the termination of calls in their networks than Deutsche Telekom can charge for the termination of calls in its network. A competitor and we filed a complaint against this decision and asked the court for an injunction. The competitors' request for an injunction was rejected. However, the Cologne Administrative Court granted our request for an injunction in February 2004. The German telecommunications regulator appealed this decision. The proceedings are still pending. Apart from that, 7 of the 15 local carriers have filed a complaint against the aforementioned regulator's decision claiming that the call termination charges they are allowed to charge should be higher. The proceedings are still pending.

In 2000, the German telecommunications regulator imposed upon us the obligation to offer Internet service providers and other enterprises Internet access to our fixed-line network at a flat rate by February 1, 2001. Additionally, the German telecommunications regulator barred us from charging different rates for peak and off-peak connections outside the scope of the required flat rate. We filed a complaint against this decision and asked the court for an injunction. The Appellate Administrative Court in Muenster granted the injunction. The proceedings in the main action are still pending.

In 2002, the German telecommunications regulator imposed upon us the obligation to offer a wholesale flat rate for connections to Internet platforms. We asked the Cologne Administrative Court for an injunction against this decision and filed a complaint in the main action. The court granted the injunction. The German telecommunications regulator and a competing platform provider have appealed this decision. The Appellate Administrative Court in Muenster rejected the appeal. The proceedings in the main action are still pending.

In June 2003, the German telecommunications regulator issued a decision approving a surcharge of EUR 0.04 on our basic interconnection tariffs (access cost contribution). We filed a complaint against this decision with the Cologne Administrative Court claiming higher rates. The proceedings are still pending. Certain of our competitors filed complaints claiming the annulment of the decision and asked the courts for an injunction. The Appellate Administrative Court in Muenster rejected the competitors' request for an injunction. The proceedings in the main action are still pending.

In September 2003, the German telecommunications regulator revoked the aforementioned access cost contribution insofar as it applies to the future. We filed a complaint against this decision with the

Cologne Administrative Court. The proceedings are still pending. Two of our competitors also filed complaints against the revocation, claiming an extensive effect even for the past. The proceedings are still pending.

Local Loop

In 1998, the German telecommunications regulator issued a decision establishing rates for access to the local loop (the monthly rate for the main option was DM 20.65 (EUR 10.56) plus VAT), thereby rejecting our application and cost calculations. We filed a complaint against this order with the Cologne Administrative Court claiming higher rates. In 2003, we withdrew our complaint.

In 1999, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop provided from April 1, 1999, through March 31, 2001 (the monthly rate for the main option was DM 25.40 (EUR 12.99) plus VAT). Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. Dispute arose as to whether and to what extent our business secrets disclosed to the German telecommunications regulator may also be disclosed to competitors taking part in the proceedings. In August 2003, the Federal Administrative Court ordered the German telecommunications regulator to disclose all of its files in connection with this decision, including the disclosure of our business secrets. In October 2003, we filed a complaint with the Federal Constitutional Court (Bundesverfassungsgericht) and applied for a preliminary injunction. In February 2004, the Federal Constitutional Court granted the preliminary injunction in essence. The court decided that the German telecommunications regulator cannot disclose the files containing business secrets except for the regulators' decision. The proceedings in the main action are still pending. Although the outcome of these proceedings cannot be determined at this time, an adverse decision in the main action could subject our business secrets submitted to the German telecommunications regulator to public disclosure, which may have a material adverse effect on our competitive position or results of operations.

In 2001, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop from April 1, 2001 through March 31, 2003 (the monthly rate for the main option was EUR 12.48 plus VAT. Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court in April, 2001. The proceedings in the main action are still pending.

In July 2002, the German telecommunications regulator imposed upon us the obligation to modify our contractual conditions for the provision of access to the local loop. We are required, among other things, to include in our contracts clauses requiring us to pay penalties in cases of delays. We asked the courts for an injunction and filed a complaint. The Appellate Administrative Court in Muenster granted an injunction. The proceedings in the main action are still pending.

In 2003, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop from May 1, 2003, through March 31, 2005 (the monthly rate for the main option is now EUR 11.80 plus VAT). Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. The proceedings are still pending.

Leased Lines

In 2002, the German telecommunications regulator imposed upon us the obligation to modify our contractual conditions for the provision of leased lines. We are required among other things, to include in our contracts clauses requiring us to pay penalties in case of delays, to expand our wholesale supply, and to warrant certain delivery periods. We asked the courts for an injunction and filed a complaint. The Cologne Administrative Court granted an injunction. The German telecommunications regulator has appealed the decision. The Appellate Administrative Court in Muenster rejected the appeal in essence. The proceedings in the main action are still pending.

Resale

In 1999, the German telecommunications regulator decided that the rates for resale services (local calls, regional calls and long-distance calls) we offered to other telecommunications service providers are subject to regulatory approval. We asked the courts for an injunction and filed a complaint. The Appellate Administrative Court in Muenster granted the injunction. However, in the main action the Appellate Administrative Court in Muenster rejected our complaint. We did not appeal this decision.

In March 2001, the German telecommunications regulator imposed upon us the obligation to offer certain resale services, including subscriber lines, local calls and city calls, to certain competitors. We asked the courts for an injunction and filed a complaint. The request for an injunction was rejected, but the Appellate Administrative Court in Muenster specified some important limitations on the imposed obligation. In the main action, the Federal Administrative Court decided that we are obliged to offer these resale services. The decision is final.

In 2003, the German telecommunications regulator imposed upon us the obligation to offer unbundled resale services that would permit telecommunications services resellers to acquire line access services (including DSL) unbundled from voice telephony calls. We asked the courts for an injunction and filed a complaint. The Appellate Administrative Court in Muenster rejected our request for an injunction. The proceedings in the main action are still pending.

Billing and Collection

In 2000, the German telecommunications regulator imposed upon us the obligation to continue providing billing and collection services to certain competitors providing their services to our fixed-line customers. The affected services included call-by-call services, pre-selection services, certain value-added services, Internet-by-call services and directory assistance services. We asked the courts for an injunction and filed a complaint. In July 2002, the request for an injunction was rejected. In November 2002, the Cologne Administrative Court decided in the main action partly in our favor by excluding value-added services, Internet-by-call services and directory services from the obligation. In December 2002, the German telecommunications regulator and Deutsche Telekom appealed the decision before the Appellate Administrative Court in Muenster. The proceedings in the main action are still pending.

In 2000, one of our competitors filed a complaint against the aforementioned obligation, claiming that we were also obliged to manage customer complaints, to send late payment warnings and to enforce late payments. In November 2002, the Cologne Administrative Court rejected this complaint. The competitor has appealed the decision. The proceedings are still pending.

Obligation to Provide Service Without Approved Rates

In 2001, the German telecommunications regulator imposed upon us the obligation to provide certain wholesale services (access to the local loop) even without the regulatory approval of the respective rates. We asked the courts for an injunction and filed a complaint. The Appellate Administrative Court in Muenster granted the requested injunction. In the main action, the Federal Administrative Court confirmed the aforementioned obligation. However, the court decided that we are allowed to bill retroactively the rates that ultimately receive regulatory approval. The decision is final.

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

In 2002, the German telecommunications regulator imposed upon us the obligation to raise the rates we had contractually agreed upon with two closed user groups. We asked the courts for an injunction and filed a complaint in the main action. The Appellate Administrative Court in Muenster granted the requested injunction. The proceedings in the main action are still pending.

In 2003, the German telecommunications regulator approved our new "AktivPlus" tariffs, which offer our customers reduced price telephone services for an additional monthly fee. Certain of our competitors filed complaints against the approval of these tariffs and asked the courts for an injunction. The Cologne Administrative Court granted the requested injunction. We appealed this decision. The Appellate Administrative Court in Muenster granted our request. The proceedings in the main action are still pending.

Other Proceedings

In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and us before the Hamburg District Court (Landgericht Hamburg) claiming that T-Online had engaged in an anti-competitive practice by bundling its "By-Call" Internet access charge with our ISDN telephone access. The Hamburg District Court decided in our favor in both proceedings. AOL Bertelsmann's appeal to the Hamburg Court of Appeals was rejected. AOL Bertelsmann lodged an appeal with the German Federal Court of Justice (Bundesgerichtshof). In March 2004, the German Federal Court of Justice has remanded the case to the Hamburg Court of Appeals for further proceedings in connection with certain factual determinations that may have a significant influence on the outcome of the appellate proceeding. We believe that these additional proceedings will not be concluded in the near term and that a determination with respect to a likely outcome cannot be made at this time.

In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from us relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of our employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount we are obliged to pay as cost reimbursement for the use of such employee housing by our employees. Deutsche Post AG currently is seeking payment in the amount of EUR 131 million from us, although we expect that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, we raised counterclaims in the amount of EUR 62.6 million reclaiming down payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

The previously reported complaint filed by World Access, Inc. in the U.S. District Court for the Northern District of Georgia asserting claims for alleged damages was dismissed for failure to effect timely service of the complaint.

Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on our or on T-Mobile USA's results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. The defense of these lawsuits may divert management's attention, and T-Mobile USA may be required to pay significant awards or settlement and may incur significant expenses in defending these lawsuits. In addition, T-Mobile USA could be subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving.

In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht Munich) against us and Siemens AG, alleging that we are both infringing on plaintiff's patent by providing services using Asynchronous Transfer Mode (ATM) technology. Since ATM technology is used in a number of products and services that we offer, e.g. T-DSL and T-ATM, an adverse outcome in this proceeding could have a substantial adverse effect on our business.

In connection with the current delay in the introduction of a toll collection system, the Federal Republic of Germany has indicated that it will initiate arbitration proceedings against us, DaimlerChrysler Services and Cofiroute for damages and penalties. The Federal Republic is expected to assert claims for damages from the consortium of EUR 156 million per month for the period September 1, 2003 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, the Federal Republic is expected to allege contractual penalties of EUR 680 million because the members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of its legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty. For more information, see "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources—Guarantees and Commitments."

In 2000, we acquired UMTS licenses in auctions in Germany, the United Kingdom, the Netherlands and Austria for an aggregate amount of approximately EUR 15.8 billion. These purchases were invoiced by the respective countries without identifying whether a portion of the purchase price included the collection of value-added tax (VAT) from the purchaser. Subsequent to the acquisition of these licenses, we and other licensees initiated proceedings under the provisions of the EU Directives relating to the recovery of VAT in certain circumstances. We do not expect a decision regarding these claims for repayment of VAT in the near future. However, should we prevail in these proceedings, we may receive a significant tax refund.

DIVIDEND POLICY

The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

	Dividend Paid per Ordinary Share
For the year ended December 31,	EUR	USD(1)
2000	0.62	0.53
2001	0.37	0.34
2002	0	0

(1)	Dividend amounts have been converted into dollars at the Noon Buying Rate for the relevant dividend payment date, which occurred during the second quarter of the following year.

To support our debt reduction efforts, the Supervisory Board and the Management Board have recommended to our shareholders that a dividend in respect of the 2003 fiscal year be omitted. Our shareholders will make a final decision on this recommendation at the annual general shareholders' meeting scheduled for May 2004.

Shareholders determine the declaration, amount and timing of dividends based on our year-end unconsolidated stand-alone financial statements of Deutsche Telekom AG in respect of each year at their annual general meeting in the following year, upon the joint recommendation of the Management Board and the Supervisory Board.

Due to the completion of the Deutsche Telekom/VoiceStream merger and the Deutsche Telekom/Powertel merger in 2001, the Federal Republic and KfW no longer own a majority of our voting share capital. However, because approval of dividend distributions requires only a majority of votes present at a shareholders' meeting, the Federal Republic and KfW may be able to determine the level of dividends even though their combined interests in our shares have fallen below 50%. We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined under German GAAP and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG's retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2003 were EUR 9.1 billion, as compared to EUR 7.0 billion at the end of 2002. Certain reserves (Ruecklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

The payment of future dividends depends on our earnings, our financial condition and other factors, including cash requirements, our future prospects and tax, regulatory and other legal considerations. However, the Board of Management intends to recommend reinstatement of the dividend for the 2004 financial year, payable in 2005.

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

American Depositary Shares ("ADSs"), each representing one share, are listed on the New York Stock Exchange (NYSE) and trade under the symbol "DT." Deutsche Telekom ADSs are also traded on the Frankfurt Stock Exchange under the title "DT Telekom ADR." The depositary for the ADSs is Citibank N.A.. For information on our ADR holders in the United States, see "— Trading on the New York Stock Exchange" below.

Trading on the Frankfurt Stock Exchange

Deutsche Boerse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. It accounts for the vast majority of the turnover in exchange-traded shares in Germany. As of December 31, 2003, the shares of 5,730 companies traded on the official, regulated and unregulated markets. Of these, 829 were German companies and 4,901 were non-German companies.

Our shares are listed in the Prime Standard segment of the Frankfurt Stock Exchange. The Prime Standard imposes internationally accepted transparency and disclosure requirements, such as filing of quarterly reports, application of internationally accepted accounting standards (either IAS or US-GAAP), publication of a corporate calendar, covering key events of interest to investors, convening at least one analyst conference per year, period disclosure and ongoing financial communications in English.

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

Our shares are also traded on Xetra (Exchange Electronic Trading). Xetra is an electronic exchange trading platform. Xetra is available daily between 9:00 a.m. and 5:30 p.m. to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors can trade on Xetra through their banks or brokers.

Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although the parties may agree to a different period. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The trading supervisory offices (Handelsueberwachungsstellen) at the stock exchanges and the exchange supervisory authorities (Boersenaufsichtsbehoerden) of the German federal states monitor trading activities on the German stock exchanges. The Federal Agency for Financial Services Supervision (Bundesanstalt fuer Finanzdienstleistungsaufsicht) monitors compliance with the insider trading rules.

The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra trading system, together with the highs and lows of the DAX (Deutscher Aktienindex).

	Price Per Ordinary Share (€)		DAX(1)
	High	Low	High	Low
Yearly highs and lows
1999	71.00	31.35	6,958.14	4,678.72
2000	103.50	31.48	8,064.97	6,200.71
2001	38.75	14.50	6,795.14	3,787.23
2002	20.16	8.42	5,462.55	2,597.88
2003	14.51	9.13	3,965.16	2,202.96
Quarterly highs and lows
2002
First Quarter	20.16	15.00	5,462.55	4,745.58
Second Quarter	17.12	8.59	5,343.88	4,099.05
Third Quarter	12.60	8.42	4,883.03	2,769.03
Fourth Quarter	13.26	8.74	3,380.20	2,597.88
2003 First Quarter	14.26	9.13	3,157.25	2,202.96
Second Quarter	13.50	10.33	3,304.15	2,450.19
Third Quarter	13.92	12.44	3,668.67	3,146.55
Fourth Quarter	14.51	12.36	3,965.16	3,276.64
Monthly highs and lows
2003 September	13.29	12.44	3,668.67	3,256.78
October	13.55	12.36	3,655.99	3,276.64
November	13.85	13.34	3,797.40	3,638.04
December	14.51	13.79	3,965.16	3,806.54
2004 January	16.55	14.96	4,151.83	3,995.91
February	16.78	15.63	4,141.53	3,991.47
March (through March 26, 2004)	16.08	14.40	4,145.99	3,726.07

(1)	The DAX is a weighted performance index of the shares of thirty large German corporations. The composition of the DAX and the weighting of different corporations in the DAX has changed in the period covered by this table and may change in the future. Because a significant number of institutional investors adjust their stock portfolios to correspond to the composition of important stock indices, changes in the weighting of our shares in these indices have led to fluctuations in our share price in the past and could cause similar fluctuations in the future.

On March 26, 2004, the closing sales price per ordinary share on the Frankfurt Stock Exchange was EUR 14.70, which was equivalent to USD 17.78 per share, converted into U.S. dollars using the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York for March 26, 2004. On March 26,   2004, the noon buying rate was 1.2092 U.S. dollar per Euro.

Trading on the New York Stock Exchange

American Depositary Shares (ADSs), each representing one of our ordinary shares, are listed on the New York Stock Exchange and trade under the symbol "DT." The depositary for the ADSs is Citibank N.A.

The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS ($)
	High	Low
Yearly highs and lows
1999	71	36 1/16
2000	98 5/8	29¼
2001	36.56	13.39
2002	18.01	8.27
2003	18.13	10.11
Quarterly highs and lows
2002
First Quarter	18.01	13.15
Second Quarter	15.15	8.58
Third Quarter	12.49	8.27
Fourth Quarter	13.52	8.35
2003
First Quarter	15.09	10.11
Second Quarter	15.38	11.30
Third Quarter	15.70	13.96
Fourth Quarter	18.13	14.48
Monthly highs and lows
2003
September	14.98	14.17
October	15.90	14.48
November	16.48	15.31
December	18.13	16.73
2004
January	20.78	18.87
February	21.17	19.63
March (through March 26, 2004)	20.06	17.50

On March 26,   2004, the closing sales price per ADS on the NYSE was US$17.76.

Based on the share register, as of March 26, 2004, we had approximately 2,655,134 registered holders of our ordinary shares, including holders of record of our shares with addresses in the U.S.

As of March 26,   2004, there were 156,930,461 of our ADSs outstanding, with 1,468 holders of record of our ADSs with addresses in the United States and 39 holders of record of ADSs with addresses outside the United States.

ITEM 10.    Additional Information

ARTICLES OF ASSOCIATION

This Item provides a summary of certain information relating to our share capital and certain provisions of our Articles of Association and German law. This summary is not complete and is qualified by reference to our Articles of Association and German law as in effect at the date of this filing. Copies of the Articles of Association are publicly available at the Commercial Register in Bonn, and an English translation has been filed as an exhibit to our Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission on June 27, 2003.

Organization and Register

We are a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). We are registered in the Commercial Register (Handelsregister) maintained by the local court in Bonn, Germany, under the entry number "HR 6794."

Object of Deutsche Telekom AG

According to our Articles of Association, our object is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any service connected to these areas and also in related areas in Germany and abroad. We are entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise. We may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine ourselves to the administration of our participations. We may spin off our operations wholly or partly to affiliated undertakings, provided that applicable legal requirements, such as requisite shareholder resolutions, are satisfied.

Information relating to Supervisory Board and Management Board Members

Pursuant to the German Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board.

Class of Stock

Our capital stock consists of 4,197,752,425 ordinary shares in registered form with no par value (Stueckaktien). The individual shares do not have a par value as such, but they do have a notional par value that can be determined by dividing the share capital amount by the number of shares.

Authorized Capital

At the shareholders' general meeting on May 25, 2000, an amendment to the Articles of Association was approved that created authorized capital of up to EUR 3,865,093,163.52 for the issuance of up to 1,509,802,017 shares. That authorization was used to the extent of EUR 2,990,459,880.96 for the issuance of new shares to effect the acquisition of T-Mobile USA (formerly VoiceStream and Powertel) in 2001.

Conditional Capital

The shareholders' general meeting on May 2001 resolved upon conditional capital authorizing our Management Board to increase the capital stock by up to EUR 500,000,000, divided into up to 195,312,500 shares (Conditional Capital I), to the extent that:

•	the holders or creditors of conversion rights or warrants attached to the convertible bonds or bonds with warrants issued prior to May 28, 2006 by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding on the basis of the authorization granted by resolution of the shareholders' meeting of May 29, 2001, exercise their conversion or option rights or

•	holders or creditors obligated to convert the convertible bonds issued prior to May 28, 2006 by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding pursuant to the authorization granted by resolution of the shareholders' meeting of May 29, 2001, fulfill their conversion obligation.

The new shares participate in profits starting at the beginning of the financial year in which they are issued.

In February 2003, approximately EUR 2.3 billion of convertible bonds were issued out of this conditional capital. The bonds are mandatorily convertible into common shares of Deutsche Telekom AG at the latest by maturity on June 1, 2006. The bonds were issued by our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. The bonds were priced at par with a 6.5% coupon and a conversion ratio that, depending on the share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). Except as is otherwise described in their terms and conditions, the bonds allow for voluntary conversion into common shares of Deutsche Telekom during the period from July 1, 2003 until April 30, 2006 at a conversion ratio that is equal to 3,417.1679 shares for each EUR 50,000 nominal amount of bonds. The bonds that remain outstanding on June 1, 2006, are then subject to mandatory conversion.

The share capital also may be increased by up to EUR 307,200,000, divided into up to 120,000,000 shares (Contingent Capital II), for the purpose of granting subscription rights to members of our Management Board, executives at levels below our Management Board and other executives, managers and specialists of Deutsche Telekom AG and to management board members, and other executives of second- and lower-tier affiliates on the basis of the 2001 Stock Option Plan as provided for in the resolution of the shareholders' meeting of May 29, 2001. The capital increase will only be effected to the extent such options are exercised. Any new shares issued participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the shareholders' meeting that adopts a resolution appropriating net income for the financial year ended, the new shares participate in the profits starting at the beginning of the financial year ended.

In addition, the share capital may be increased by up to EUR 2,621,237.76, divided into up to 1,023,921 shares (Conditional Capital III) exclusively to grant subscription rights to members of our Management Board and other executives of Deutsche Telekom AG, as well as management board members and other executives of second- and lower-tier affiliates on the basis of a Stock Option Plan as provided for in the resolution of the Shareholders' Meeting of May 25, 2000. The capital increase will only be effected to the extent such options are exercised. The new shares participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the shareholders' meeting that adopts a resolution appropriating net income for the financial year ended, the new shares participate in the profits starting at the beginning of the financial year ended.

For further information regarding our stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, please refer to notes (27) and (44) to the consolidated financial statements.

Voting Rights and Shareholders' Meetings

Each share entitles its holder to one vote at our general shareholders' meetings. Shareholders may pass resolutions at a general meeting by a majority of the votes cast, unless a higher vote is required by law or by our Articles of Association. Neither the German Stock Corporation Act nor the Articles of Association provide for minimum quorum requirements for passing resolutions at shareholders' meetings. The German Stock Corporation Act requires that significant resolutions be passed by a majority of the votes cast and with at least three-quarters of the share capital represented at a meeting.

These significant resolutions include:

•	capital increases which provide for an exclusion of preemptive rights;

•	capital decreases;

•	the creation of authorized capital (genehmigtes Kapital) or conditional capital (bedingtes Kapital);

•	our dissolution;

•	our merger into or consolidation with another corporation;

•	split-off or spin-off pursuant to the German Transformation Act (Umwandlungsgesetz);

•	transfer of all our assets;

•	conclusion of intercompany agreements (Unternehmensvertraege), including, in particular, control and profit transfer agreements (Beherrschungs und Gewinnabfuehrungsvertraege);

•	amendments to the statement of corporate purpose in our Articles of Association; and

•	a change in our corporate form.

A general meeting of our shareholders may be called by our Management Board or by shareholders holding in the aggregate at least 5% of our issued share capital. If required in our interest, the Supervisory Board must call a shareholders' meeting. Shareholders holding in the aggregate at least EUR 500,000 or at least 5% of our issued share capital may require that particular items be placed on the agenda. The annual general meeting must take place within the first eight months of the fiscal year and is called by the Management Board upon the receipt of our Supervisory Board's report on the annual financial statements. Under the Articles of Association, the right to participate in and to vote at a shareholders' meeting will only be given to those shareholders who have timely registered with the company to participate at the shareholders' meeting (either in person or represented by an agent) and who are included in the share register (Aktienbuch) when their registration for the shareholders' meeting is received. There must be at least six days between receipt of the registration and the date of the shareholders' meeting, unless our Management Board shortens the time period. We must publish notice of shareholders' meetings in the Federal Gazette (Bundesanzeiger) at least one month prior to the date by which shareholders have to register for the shareholders' meeting. The day of publication and the last date by which shareholders have to register for the shareholders' meeting are not counted for this purpose. In addition, we must publish a notice in a national authorized stock exchange journal.

Holders of shares (but not holders of ADSs) need to provide to us their names, addresses and birth dates (or, in the case of business entities, their names, business addresses and registered seats) as well as the number of shares held, so that they can be entered into our share register. ADEUS Aktienregister-Service-GmbH (a company not related to us) is the transfer agent and registrar for our shares in Germany.

Dividends and Other Distributions

We may pay dividends immediately following the resolution by the general meeting of shareholders on the distribution of profits. Shareholders participate in profit distributions in proportion to their shareholdings.

Under German law, we may declare and pay dividends only from balance sheet profits as shown in the unconsolidated annual financial statements of Deutsche Telekom AG. In determining the distributable balance sheet profits, our Management Board and Supervisory Board may allocate to profit reserves (andere Gewinnruecklagen), either in whole or in part, the annual surplus (Jahresueberschuss) that remains after allocation to statutory reserves and losses carried forward. Under our Articles of Association, transferring more than one-half of the annual surplus to profit reserves is not permissible if, following the transfer, the accumulated reserves out of surplus would exceed one-half of our share capital. The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders may also decide by resolution to pay dividends in kind if the assets to be distributed are such as can be traded on a market.

Dividends approved at a shareholders' meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders' meeting. Details regarding paying agents are published in the Federal Gazette (Bundesanzeiger). Shareholders holding shares through Clearstream Banking AG receive dividends by credit to their respective accounts.

Record Dates

In accordance with the German Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, will be the date of the general meeting of shareholders at which such dividends or other distributions are declared. The record date for determining which holders of our ordinary shares are entitled to vote at a general meeting will be the date of such general meeting, provided that holders of our ordinary shares who are registered in the share register on the date of the meeting will be entitled to attend and vote at the meeting only if we have received from such holders notice of their desire to attend early enough so that there are at least six days between the day the notice is received and the day of the shareholders' meeting, unless the Management Board shortens the time period.

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

Furthermore, the German Securities Trading Act stipulates that any dealings by members of our Management Board or Supervisory Board or their close relatives in securities or derivatives of Deutsche Telekom AG must be disclosed to us and to the Federal Agency for Financial Services Supervision, if the dealings within a period of 30 days exceed a value of EUR 25,000. We are obligated to publish such dealings either on the Internet or in a national newspaper designated for stock exchange notices and then send proof of this publication to the Federal Agency for Financial Services Supervisory.

Repurchase of Shares

Under the German Stock Corporation Act, we may not purchase our own shares, subject to certain limited exceptions.

On May 20, 2003, our shareholders approved a resolution that authorizes Deutsche Telekom AG to purchase up to 419,775,242 of its own shares, which is slightly less than 10% of our registered share capital. The purchase price for the shares (excluding purchasing costs) must not exceed or fall below the market price by more than 5%, in the case of a purchase on the stock exchange, or 20%, in the case of an offer made to all shareholders.

Pursuant to the resolution, our Management Board is authorized to:

(1)	resell the acquired shares through a stock exchange;

(2)	with the consent of the Supervisory Board, to use the acquired shares for the purpose of listing our shares on a foreign stock exchange where they are not listed;

(3)	with the consent of the Supervisory Board, offer the acquired shares to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies;

(4)	with the consent of the Supervisory Board, redeem the acquired shares. With the consent of the Supervisory Board, the Management Board may determine, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to §8(3) of the German Stock Corporation Act;

(5)	to offer the acquired shares to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription right and without prejudice to the principle of equal treatment of the shareholders (according to §53a of the German Stock Corporation Act);

(6)	with the consent of the Supervisory Board, sell the acquired shares other than through the stock exchange or by offering them to all shareholders, if the shares are sold against cash settlement at a price which is not significantly lower than the market price of the shares on the date of sale.

Shareholders' preemptive rights are excluded for the purposes listed in clauses (2), (3) and (5) above. Furthermore, the Management Board may, with the consent of the Supervisory Board, exclude the preemptive rights of shareholders for fractional amounts if shares are sold to our shareholders by offering them for sale as described in clause (6) above.

Preemptive Rights

Under the German Stock Corporation Act, every shareholder generally has preemptive rights with respect to an issuance of new shares (including securities convertible into shares, securities with warrants to purchase shares, profit-sharing certificates and securities with a profit participation). Preemptive rights are freely transferable and may be traded on the German stock exchanges for a limited number of days prior to the final date for the exercise of the rights. Shareholders may exclude preemptive rights through a resolution passed by a majority of votes cast and a majority of at least three-quarters of the share capital represented in the shareholders' meeting. In addition, an exclusion of preemptive rights requires a report by the Management Board, which must justify the exclusion by establishing that our interest in the exclusion outweighs the shareholders' interest in exercising their preemptive rights. Preemptive rights related to the issuance of new shares may be excluded without justification if:

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

Significant Differences in Corporate Governance Practices

German corporate governance practices generally derive from the provisions of the German Stock Corporate Act, the German Codetermination Act and the German Corporate Governance Code, which was most recently revised by a German government-appointed commission in May 2003. German corporate governance standards differ from the corporate governance listing standards applicable to U.S. domestic companies that have been adopted by the New York Stock Exchange (NYSE). The following is a brief, general summary of the significant differences between German corporate governance standards and the NYSE listing standards relating to corporate governance practices.

A German stock corporation (an Aktiengesellschaft or AG) has three basic governance groups — a management board (Vorstand), a supervisory board (Aufsichtsrat) and its shareholders. The German Stock Corporation Act requires a clear separation of management and oversight functions and therefore prohibits simultaneous membership on both boards. Members of the management board and the supervisory board must exercise the standard of care of a prudent and diligent business person when carrying out their duties. In complying with this standard of care, members must not only take into account the interests of shareholders, as would typically be the case with a U.S. board of directors, but also the interests of other constituents, such as the company's employees, and, to some extent, the public interest.

The management board is responsible for managing the company and representing it in its dealings with third parties. The members of the management board of a German stock corporation, including its chairman or speaker, are regarded as peers and share a collective responsibility for all management decisions.

The supervisory board oversees the company's management board and appoints and removes its members. Members of the supervisory board cannot be involved in the day-to-day management of the company. However, the company's articles of association or its supervisory board must specify matters of fundamental importance which will require the approval of the supervisory board. Matters requiring such approval include decisions or actions which would fundamentally change the company's assets, financial position or results of operations.

Supervisory boards of large German stock corporations consist of shareholder representatives and a certain percentage of employee representatives. Traditionally, the shareholder representatives on the supervisory board are knowledgeable about the operations of the company. One rationale was that these individuals would have knowledge of the company's internal affairs and as such would be better suited to oversee the company's management. Depending on the company's total number of employees, up to one half of the supervisory board members may be elected by the company's employees. Traditionally, the chairman is a representative of the shareholders. In case of a tie vote, the supervisory board chairman may cast the tie-breaking vote.

German law also has several rules applicable to supervisory board members which are designed to ensure a certain degree of independence of the board's members. German law also requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

The German Corporate Governance Code contains additional corporate governance rules applicable to German corporations. While these rules are not legally binding, companies failing to comply with the Corporate Governance Code's recommendations must disclose publicly how their practices differ from those recommended by the Corporate Governance Code. Some of the Corporate Governance Code's recommendations are also directed at ensuring the independence of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. For nominations for the election of members of the Supervisory Board, care must be taken that the Supervisory Board, at all times, is composed of members who have the required knowledge, abilities and expert experience to complete their tasks properly. The Corporate Governance Code furthermore includes the suggestion that the supervisory board members meet without any representatives of the management board attending, whenever necessary. Deviations from suggested practices are, however, not required to be disclosed publicly.

With one exception, German corporate law does not mandate the creation of specific supervisory board committees. German corporations with more than 2,000 employees are only required to establish a mediation committee to assist the Supervisory in connection with disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The Corporate Governance Code recommends, however, that the supervisory board establish an audit committee which would handle the formal engagement of the company's independent auditors once they have been approved by the general meeting of shareholders. The audit committee would also address issues of accounting, risk management and auditor independence. In practice, many supervisory boards constitute committees to facilitate the work of the supervisory board. Under German law, members of the supervisory board elected by the employees may serve on any committee established by the supervisory board.

The NYSE Listing Manual only requires U.S. companies to seek shareholder approval for certain equity compensation plans and issuances of common stock. Under the Stock Corporation Act and other applicable German laws, shareholder approval is required for amendments to the articles of association, certain corporate measures (including inter-company agreements and material restructurings), the issuance of new shares and of convertible bonds or bonds with warrants attached, the authorization to purchase the corporation's own shares and other essential issues, such as transfers of important assets by the stock corporation, including shareholdings in subsidiaries. However, we might not be required to seek shareholder approval for issuances of shares in some circumstances in which a U.S. company would be required to do so under the NYSE rules applicable to domestic companies (e.g., an acquisition of another company for shares representing more than 20% of our shareholders' voting power using previously authorized capital available for the acquisition).

EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Iraq, the Taliban and Osama bin Laden. The Deutsche Bundesbank publishes information concerning financial sanctions programs at www.bundesbank.de/finanz/index.en.php.

For statistical purposes, there are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (i) any payment received from or made to a non-resident corporation or individual that exceeds EUR 12,500 (or the equivalent in a foreign currency) and (ii) any claim against or liability payable to, a non-resident or corporation in excess of EUR 5 million at the end of any calendar month (or the equivalent in a foreign currency).

Residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold in non-resident corporations with total assets of more than EUR 3 million. Corporations residing in Germany with assets in excess of EUR 3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a non-resident.

TAXATION

The following is a summary of the material German tax and U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or shares by a U.S. Holder. In general, a U.S. Holder, as referred to here in, is any beneficial owner of ADSs or shares (1) who is a resident of the United States for purposes of the income tax treaty between the United States and Germany (referred to here in as the "Treaty"), (2) who is not also a resident of the Federal Republic of Germany for purposes of the Treaty, (3) who owns the ADSs or shares as capital assets, (4) who does not hold shares or ADSs as part of the business property of a permanent establishment or a fixed base in Germany, and (5) who is entitled to benefits under the Treaty with respect to income and gain derived in connection with the ADSs or shares.

The following is not a comprehensive discussion of all German and U.S. tax consequences that may be relevant for U.S. Holders. Therefore, each U.S. Holder is strongly urged to consult his or her own tax advisers regarding the United States federal income and German tax consequences of the purchase, ownership and disposition of our ADS's or shares in light of his or her particular circumstances, including the effect of any state, local, or other foreign or domestic laws.

GERMAN TAXATION

This summary is based on German tax laws as in effect on the date hereof and is subject to changes in German tax laws or treaties. This summary reflects the changes made by the German Tax Reduction Act (Steuersenkungsgesetz) applicable to us for fiscal years beginning January 1, 2001, and the changes introduced through the Act for the Further Development of Business Tax Law (Gesetz zur Fortentwicklung des Unternehmenssteuerrechts), effective as of January 1, 2002. Moreover, the Flood Victim Solidarity Act (Flutopfersolidaritaetsgesetz), which was enacted in September 2002, and the Tax Incentive Reduction Act (Steuerverguenstigungsabbaugesetz), which was enacted in May 2003, are applicable to us for the fiscal year beginning January 1, 2003.

Additionally, on December 19, 2003, the Federal Council of Germany (Bundesrat) adopted the Act concerning the Implementation of the Protocol Notice of the Federal Government referring to the Recommendation for Mediation regarding the Tax Incentive Reduction Act (Gesetz zur Umsetzung der Protokollerklaerung der Bundesregierung zur Vermittlungsempfehlung zum Steuerverguenstigungsabbaugesetz) and the Trade Tax Reform Act (Gesetze zur Aenderung des Gewerbesteuergesetzes). These laws are applicable to us for the fiscal year beginning January 1, 2004.

Taxation of the Company in Germany

In general, German corporations are subject to German corporate income tax at a flat rate of 25%, regardless of whether such income is distributed or not. A solidarity surcharge of 5.5% is imposed on the net assessed corporate income tax liability, resulting in an aggregate effective German corporate income tax charge of 26.375%, which does not include German local trade tax. The corporate income tax rate was increased by the Flood Victim Solidarity Act enacted in September 2002. As a result of the new law, the German corporate income tax rate was increased from 25% to 26.5% for fiscal year 2003 only. As of 2004, the tax rate regarding German corporate income tax will again amount to 25%.

For the fiscal year 2003, losses generally can be accumulated for corporate income tax as well as for trade tax purposes. To the extent losses cannot be offset against taxable income, the remaining portion can be carried forward indefinitely. For corporate income tax purposes only there is an optional carryback to the previous year of up to EUR 511,500.

According to the Act concerning the Implementation of the Protocol Notice of the Federal Government referring to the Recommendation for Mediation regarding the Tax Incentive Reduction Act, the offset of 100% of profits for a particular year against tax loss carryforwards will only be possible up to an amount of EUR 1,000,000. Further, profits exceeding the EUR 1,000,000 threshold can only be offset up to 60% against the loss carryforwards so that the remaining 40% will remain taxable income (so-called minimum taxation) for corporate income and trade tax purposes.

In addition, a German resident company is subject to profit-related trade tax, which is levied on taxable income for trade tax purposes. The effective rate of the trade tax depends on the rate set by each municipality where the company maintains its business establishment(s). It generally ranges from 15 to 21%. In computing the taxable income of a corporation for corporate income as well as trade tax purposes, the trade tax on income is deductible as a business expense.

The Trade Tax Reform Act introduced a minimum taxation regime also for trade tax purposes so that the utilization of loss carryforwards is limited in the same way as for German corporate income tax purposes.

German Withholding Tax on Dividends

The full amount of a dividend distributed by a company is generally subject to German withholding tax at the domestic rate of 20%, plus a solidarity surcharge of 5.5% (effectively 1.1% of the dividend before taxes) resulting in an aggregate rate of withholding of 21.1%.

From January 1, 2001, as a result of the German Tax Reduction Act, the abolition of the corporate income tax credit system eliminated certain benefits previously available to U.S. Holders under the Treaty.

Taxation of Capital Gains

Under German domestic law as currently in effect, capital gains derived by a U.S. Holder from the sale or other disposition of shares or ADSs are subject to tax in Germany if such U.S. Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of a company at any time during the five-year period immediately preceding the disposition. In computing the relevant size of a U.S. Holder's shareholding, shareholdings existing prior to the effective date of the German Tax Reduction Act are also taken into account.

In general, pursuant to the German Tax Reduction Act, corporate U.S. Holders will be fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of shares or ADSs. Please note that, according to the Act concerning the Implementation of the Protocol Notice of the Federal Government referring to the Recommendation for Mediation regarding the Tax Incentive Reduction Act, as of January 1, 2004, corporate U.S. Holders will not be fully exempt from German tax on capital gains since 5% of the capital gains will be treated as non-deductible business expenses and will be subject to German corporate income tax and solidarity surcharge so that 95% of capital gains will be tax exempt. However, please refer to "— U.S. Taxation and U.S.-German Double Tax Agreement of August 29, 1989" explaining that under a tax treaty a U.S. Holder will not be liable for German tax on capital gains.

Inheritance and Gift Tax

Under German law, German gift or inheritance tax will be imposed only on transfers of shares or ADSs by a U.S. Holder at death or by way of gift, if:

(i)	the decedent or donor, or the heir, donee or other transferee, has his residence in Germany at the time of the transfer;

(ii)	the decedent or donor, or the heir, donee or other transferee, is a citizen of Germany, is not resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

(iii)	the shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of a company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

The right of the German government to impose inheritance or gift tax on a U.S. Holder may be further limited by the U.S.-German Inheritance and Gifts Tax Treaty of December 21, 2000.

Other German Taxes

No German transfer, stamp or other similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a U.S. Holder. Currently, net worth tax is not levied in Germany.

German Taxation of Bonus Shares

The German tax authorities issued a release dated December 13, 2002 stating that the receipt of bonus shares in January 2002 with respect to shares purchased in our third public offering in 2000 should constitute other taxable income within the meaning of Section 22 No. 3 German Income Tax Act (Einkommensteuergesetz). U.S. Holders are therefore not subject to German income tax with respect to bonus shares received in connection with our third public offering. The German tax authorities will therefore treat the receipt of bonus shares in connection with the third public offering differently than the receipt of bonus shares in connection with the second public offering.

According to a circular of the Federal Ministry of Finance (Bundesministerium der Finanzen) dated December 10, 1999, bonus shares received in 2000 with respect to shares purchased in the second public offering in 1999 should be taxed as taxable dividend income to the shareholders although no withholding tax was to be retained.

However, the local tax court in Duesseldorf held in a ruling dated July 17, 2002, that the receipt of bonus shares should be treated as a purchase price adjustment for German tax purposes. This decision has been appealed and is now pending before the German Federal Finance Court (Bundesfinanzhof). Shareholders may consider appealing any German income tax assessment that treats the receipt of bonus shares as a taxable dividend.

U.S. TAXATION AND U.S.—GERMAN DOUBLE TAXATION AGREEMENT
OF AUGUST 29, 1989

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

Imposition and Refund of German Withholding Tax and Taxation of Dividends in the U.S.

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

The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax), generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder's U.S. federal income tax liability or, at the holder's election, may be deducted in computing taxable income. A U.S. Holder will not be able to claim credits for German taxes that would have been refunded if the holder had filed a claim for a refund. For foreign tax credit purposes, dividends we pay will be foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income." Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder's expected economic profit is insubstantial. U.S. tax authorities have indicated an intention to use existing law and to issue new regulations to limit the creditability of foreign withholding taxes in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income. You should consult your own tax advisor if you have questions about whether such rules may affect your ability to utilize foreign tax credits.

Dividends will be paid in euros and will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by the holder or, in the case of ADSs, by the depository, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Taxation of Capital Gains

Under the Treaty, a U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of shares or ADSs provided that the shares or ADSs subject to such transfer are not held as part of a permanent establishment or a fixed base in Germany.

For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. Holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. Holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. A U.S. Holder's ability to offset capital losses against income is subject to limitations. Deposits and withdrawals of shares in exchange for ADSs will not result in the recognition of gain or loss for U.S. federal income tax purposes.

German Inheritance and Gift Tax

Under the estate tax treaty between the United States and Germany, a transfer of shares or ADSs by gift or at death is generally not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States. However, this does not apply if the heir, donee or other beneficiary is domiciled in Germany. In this case, the transferred shares or ADSs are subject to German inheritance or gift tax. However, the amount of federal estate tax paid in the United States with respect to the transferred shares or ADSs will be credited against the German inheritance or gift tax liability pursuant to the estate tax treaty.

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

Because the German tax authorities now take the view that the receipt of the bonus shares with respect to our third public offering constitutes other taxable income within the meaning of Section 22 No. 3 German Income Tax Act, U.S. Holders are not subject to German income tax with respect to these particular bonus shares. For further information, see "— German Taxation of Bonus Shares" above.

The German tax authorities currently treat the receipt of bonus shares with respect to our second public offering as a taxable dividend. Although the delivery of bonus shares was not subject to German withholding tax, a recipient who is a U.S. Holder would in principle still be liable for German tax at the 15% rate applicable to dividend income under the Treaty. A U.S. Holder must therefore file a tax return and report this income to the German tax authorities. For further information, see "— German Taxation of Bonus Shares" above. For purposes of the U.S. foreign tax credit limitation, it is possible that any German taxes paid with respect to bonus shares may be allocated to general limitation income. In that event, a U.S. Holder who does not receive sufficient foreign-source general limitation income from other sources may not be able to derive effective foreign tax credit benefits in respect of those German taxes.

In the case of a U.S. Holder's sale or other disposition of the bonus shares or ADSs representing such bonus shares, the rules described above under "Taxation of Capital Gains" apply.

Refund Procedures for U.S. Holders

Pursuant to administrative procedures introduced on a trial basis (and which therefore could be amended or revoked at any time), a simplified collective refund procedure currently is available to certain U.S. Holders of ADSs that are held through brokers participating in the Depository Trust Company ("DTC"). Under these procedures, DTC provides the German tax authorities with electronic certification of the U.S. taxpayer status of such U.S. Holders based on information it receives from its broker participants, and collectively claims a refund on behalf of those U.S. Holders. This combined claim need not include evidence of a U.S. Holder's entitlement to Treaty benefits. The German tax authorities will issue refunds on a preliminary basis to DTC, which in turn will issue corresponding refund checks to the participating brokers. Under audit procedures that apply for up to four years, the German tax authorities may require brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of ADSs, and official certifications on IRS Form 6166 of the last filed United States federal income tax returns of such holders (discussed below). Brokers participating in the DTC arrangements may require that holders provide documentation establishing their eligibility for Treaty benefits.

Claims for Treaty refunds by U.S. Holders of ADSs who do not participate in the DTC procedures discussed above may be submitted to the German tax authorities by the depositary on behalf of those holders. Holders who are entitled to refunds in excess of EUR 153.39 for the calendar year normally must file their refund claim on an individual basis; however, the depository may be in a position to make a refund claim on behalf of such holders. Details of the refund procedures for holders of ADSs can be obtained from the depository.

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

As part of the individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last filed U.S. federal income tax return. IRS Form 6166 may be obtained by filing a request for certification (generally on IRS Form 8802) with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686 and Form 8802, can be obtained from the Internal Revenue Service website at www.irs.gov). Requests for certification must be in writing and must include the U.S. Holder's name, social security number or employer identification number and tax return form number, and the tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the U.S. Holder, who then must submit the certification with its claim for refund. A certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

All claims for refund must be filed within four years of the end of the calendar year in which the dividend was received.

Refunds under the Treaty are not available in respect of shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

Information Reporting and Backup Withholding

Dividends on shares or ADSs, and payments of the proceeds of a sale of shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports on Form 20-F and furnish periodic reports on Form 6-K with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of these Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding registrants that file electronically with the Commission. In addition, material filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11.     Quantitative and Qualitative Disclosures About Market Risk

The following discussion should be read in conjunction with "Summary of Accounting Principles" in the notes to the consolidated financial statements, with note (35) to the consolidated financial statements which provides a summary of the nominal amounts of and terms for derivative financial instruments, a summarized comparison of carrying values and fair values of derivative and non-derivative financial instruments and other information relating to those instruments.

RISK IDENTIFICATION AND ANALYSIS

We are exposed to market risks primarily from changes in foreign exchange rates, interest rates and share prices associated with assets, liabilities or anticipated transactions that may affect our operating results and financial conditions. We seek to minimize market risk through our regular operating and financing activities and, following the evaluation of the exposures, selectively enter into derivative or non-derivative hedging instruments. Hedging instruments are entered into as a rule with major financial institutions with at least a BBB+ credit rating or equivalent, thereby minimizing the risk of credit loss. We do not enter into derivative financial instruments for trading purposes or other speculative purposes.

The activities of our Central Treasury are subject to policies approved by the Management Board and are monitored by the Supervisory Board. The Central Treasury's policies address the use of derivative financial instruments, including the approval of counterparties, and the investment of excess liquidity. These policies are intended to minimize financial risks and to generate financial advantages for the entire group, such as the central management of cash resources and needs, cost reduction and the improvement of results from financial transactions. Central Treasury regularly informs the Management Board of the level and value of current market risk exposures. Certain transactions require prior approval by the Management Board. We regard effective market risk management as an important element of our treasury function. Simulations are carried out using market and worst-case scenarios in order to evaluate the effects of different market situations on our financial position. Our Central Treasury, operating as a service center, supplies financial services to individual Deutsche Telekom group entities corresponding to their requirements and local circumstances. Central Treasury management activities can be complex, and sometimes involve assumptions about the future or assessments of products, strategies or counterparty creditworthiness that may prove to be inaccurate. In such circumstances, unexpected losses or missed opportunities may result.

The following discussion and tables, which include forward-looking statements that involve risk and uncertainties, summarize our market-sensitive financial instruments and include fair values, maturity and contract terms.

FOREIGN EXCHANGE RATE RISK

Currency risks arise from our investment, financing and operating activities. Since our corporate objectives are pursued through our commercial operations — meaning the sale of telecommunications and IT services — foreign currency exposures are normally hedged, provided the risks would affect our cash flows (transaction risk). Foreign currency risks that do not affect our cash flows (these are risks resulting from the translation of the assets and liabilities of our consolidated group members outside the euro-zone into our reporting currency) generally remain unhedged. However, in specific circumstances, we may hedge the foreign currency conversion risk inherent in certain foreign assets, liabilities and results.

Foreign currency transaction risks in the investment area arise, for example, from the acquisition and sale of investments in foreign entities. The Central Treasury hedges these exposures. If the exposure exceeds EUR 100 million the Management Board decides about the hedging based on a proposal by Central Treasury. We were not subject to material foreign currency transaction risk in the investment area at December 31, 2003. In July 2003, we changed the hedging instruments related to our investment in shares of redeemable preferred stock of T-Mobile USA. Before the change, we hedged the foreign currency exposure inherent in the shares with short-term foreign currency forward contracts, five-year cross-currency interest rate swaps (we pay U.S. dollars at fixed rates and receive euros at fixed rates) and U.S. dollar-denominated long-term debt. Since the change, we have hedged our U.S. dollar investment in T-Mobile preferred stock almost entirely with U.S. dollar-denominated long-term debt. The hedging instruments are:

Hedging Instrument	Nominal USD in millions	Maturity
Sell USD/Buy EUR	30	August 4, 2004
Fixed-rate bond	785	June 15, 2005
Fixed-rate bond	1,685	June 15, 2030
Fixed-rate bond	500	June 1, 2032
Fixed-rate bond	750	July 22, 2008
Fixed-rate bond	1,250	July 22, 2013
Total	5,000

At the end of December 2003, there were not additional investment-related hedges in place.

Central Treasury hedges foreign currency risks in the financing area to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the group companies' functional currencies (primarily euros, U.S. dollars and British pounds). At December 31, 2003, foreign currency denominated liabilities for which foreign currency is hedged consist primarily of bonds and medium-term notes in Japanese yen, British pounds, Czech koruna and Polish zloty. A variety of short-term foreign currency inter-company loans are typically hedged with forward contracts by Central Treasury. As a result of these hedging activities, we believe that we were not subject to material foreign exchange risk in the financing area at December 31, 2003.

In the operating area, individual group entities conduct most of their activities in their respective functional currencies. Therefore, foreign currency transaction risk from our ongoing operations is considered low. Some group entities are, however, exposed to foreign currency transaction risk related to certain anticipated foreign exchange payments. These anticipated foreign exchange payments relate primarily to capital expenditures and expense payments to international telecommunications carriers for completing international calls made by our domestic customers. We occasionally enter into foreign currency forward contracts or foreign currency options to hedge these anticipated payments up to a maximum of one year. These payments are small compared to the group's consolidated cash flows and did not expose the group to material foreign currency transaction risk at December 31, 2003.

The table below provides information about foreign currency derivative instruments as of December 31, 2003. The non-derivative foreign currency denominated assets and liabilities are indicated in the interest rate tables below.

Derivative instruments subject to foreign exchange risk

	Maturities(3)
	2004	2005	2006	2007	2008	Thereafter	Total(4)	Fair Value
	(millions of €)
Foreign currency forward contracts
Buy USD/sell EUR(2)	358	231	172	386	11	—	1,157	(110)
Average contractual exchange rate (EUR/USD)	1.12	1.11	1.11	1.14	0.94	—	1.12
Sell USD/buy EUR(2)	776	1	1	—	—	—	778	28
Average contractual exchange rate (EUR/USD)	1.21	0.89	0.90	—	—	—	1.21
Sell GBP/buy EUR(2)	150	—	—	—	—	—	150	2
Average contractual exchange rate (EUR/GBP)	0.70	—	—	—	—	—	0.70
Sell JPY/buy EUR(2)	6	0	—	—	—	—	6	0
Average contractual exchange rate (EUR/JPY)	129.23	117.13	—	—	—	—	128.51
Buy CHF/sell EUR(2)	—	4	—	—	—	—	4	0
Average contractual exchange rate (EUR/CHF)	—	1.40	—	—	—	—	1.40
Sell CHF/buy EUR(2)	—	7	—	—	—	—	7	0
Average contractual exchange rate (EUR/CHF)	—	1.44	—	—	—	—	1.44
Buy HUF/sell EUR(2)	24	—	—	—	—	—	24	1
Average contractual exchange rate (EUR/HUF)	276.43	—	—	—	—	—	276.43
Sell HUF/buy EUR(2)	5	—	—	—	—	—	5	0
Average contractual exchange rate (EUR/HUF)	269.15	—	—	—	—	—	269.15
Sell CZK/buy EUR(2)	9	—	—	—	—	—	9	0
Average contractual exchange rate (EUR/CZK)	32.30	—	—	—	—	—	32.30
Sell SKK/buy EUR(2)	25	—	—	—	—	—	25	0
Average contractual exchange rate (EUR/SKK)	41.76	—	—	—	—	—	41.76
Buy ZAR/sell EUR(2)	6	—	—	—	—	—	6	0
Average contractual exchange rate (EUR/ZAR)	8.27	—	—	—	—	—	8.27
Sell ZAR/buy EUR(2)	2	—	—	—	—	—	2	0
Average contractual exchange rate (EUR/ZAR)	8.84	—	—	—	—	—	8.84
Foreign Currency Options
Buy USD-Put/EUR-Call(2)	5	—	—	—	—	—	5	1
Average strike rate (EUR/USD)	0.88	—	—	—	—	—	0.88
Cross-Currency interest rate swaps
Receive variable USD, pay variable EUR(2)	—	—	—	—	—	38	38	(13)
Average contractual exchange rate	—	—	—	—	—	0.85	0.85
Average receive rate (%)(1)	—	—	—	—	—	1.19	1.19
Average pay rate (%)(1)	—	—	—	—	—	2.37	2.37

	Maturities(3)
	2004	2005	2006	2007	2008	Thereafter	Total(4)	Fair Value
	(millions of €)
Receive fixed GBP, pay variable EUR(2)	—	—	—	—	—	761	761	(81)
Average contractual exchange rate	—	—	—	—	—	0.66	0.66
Average receive rate (%)(1)	—	—	—	—	—	6.71	6.71
Average pay rate (%)(1)	—	—	—	—	—	4.23	4.23
Receive variable EUR, pay variable GBP(2)	393	—	—	—	—	—	393	3
Average contractual exchange rate	0.70	—	—	—	—	—	0.70
Average receive rate (%)(1)	2.35	—	—	—	—	—	2.35
Average pay rate (%)(1)	4.20	—	—	—	—	—	4.20
Receive fixed EUR, pay variable CHF(2)	—	19	—	—	—	—	19	2
Average contractual exchange rate	—	1.48	—	—	—	—	1.48
Average receive rate (%)(1)	—	4.31	—	—	—	—	4.31
Average pay rate (%)(1)	—	1.45	—	—	—	—	1.45
Receive variable CHF, pay variable EUR(2)	35	—	—	—	—	—	35	0
Average contractual exchange rate	1.55	—	—	—	—	—	1.55
Average receive rate (%)(1)	2.61	—	—	—	—	—	2.61
Average pay rate (%)(1)	0.75	—	—	—	—	—	0.75
Receive fixed JPY, pay fixed EUR(2)	326	—	233	—	93	—	652	(161)
Average contractual exchange rate	107.30	—	107.30	—	107.30	—	107.30
Average receive rate (%)(1)	1.50	—	1.95	—	2.40	—	1.79
Average pay rate (%)(1)	5.92	—	6.36	—	6.81	—	6.20
Receive fixed JPY, pay variable EUR(2)	—	—	38	—	—	246	285	(61)
Average contractual exchange rate	—	—	130.50	—	—	121.75	122.93
Average receive rate (%)(1)	—	—	1.80	—	—	3.65	3.40
Average pay rate (%)(1)	—	—	4.25	—	—	5.01	4.91
Receive variable JPY, pay variable EUR(2)	—	892	—	—	—	—	892	(227)
Average contractual exchange rate	—	100.85	—	—	—	—	100.85
Average receive rate (%)(1)	—	(0.07)	—	—	—	—	(0.07)
Average pay rate (%)(1)	—	2.21	—	—	—	—	2.21
Receive variable JPY, pay fixed EUR(2)	831	—	—	—	—	—	831	(180)
Average contractual exchange rate	108.35	—	—	—	—	—	108.35
Average receive rate (%)(1)	1.17	—	—	—	—	—	1.17
Average pay rate (%)(1)	5.88	—	—	—	—	—	5.88
Receive fixed PLN, pay variable EUR(2)	—	—	—	72	—	—	72	(3)
Average contractual exchange rate	—	—	—	3.87	—	—	3.87
Average receive rate (%)(1)	—	—	—	11.57	—	—	11.57
Average pay rate (%)(1)	—	—	—	4.26	—	—	4.26
Receive variable EUR, pay fixed HUF(2)	295	—	50	—	—	—	345	7
Average contractual exchange rate	259.86	—	253.00	—	—	—	258.86
Average receive rate (%)(1)	2.65	—	2.38	—	—	—	2.61
Average pay rate (%)(1)	9.17	—	9.92	—	—	—	9.28

	Maturities(3)
	2004	2005	2006	2007	2008	Thereafter	Total(4)	Fair Value
	(millions of €)
Receive variable EUR, pay variable HUF(2)	195	—	252	—	—	—	446	6
Average contractual exchange rate	257.00	—	252.50	—	—	—	254.46
Average receive rate (%)(1)	2.65	—	2.38	—	—	—	2.50
Average pay rate (%)(1)	10.25	—	9.61	—	—	—	9.89
Receive fixed EUR, pay fixed CZK(2)	—	—	10	—	—	—	10	0
Average contractual exchange rate	—	—	31.55	—	—	—	31.55
Average receive rate (%)(1)	—	—	5.44	—	—	—	5.44
Average pay rate (%)(1)	—	—	5.43	—	—	—	5.43
Receive variable EUR, pay variable CZK(2)	—	—	—	—	55	—	55	(1)
Average contractual exchange rate	—	—	—	—	32.95	—	32.95
Average receive rate (%)(1)	—	—	—	—	3.08	—	3.08
Average pay rate (%)(1)	—	—	—	—	3.07	—	3.07
Receive variable CZK, pay variable EUR(2)	—	50	—	—	—	—	50	(3)
Average contractual exchange rate	—	30.30	—	—	—	—	30.30
Average receive rate (%)(1)	—	3.89	—	—	—	—	3.89
Average pay rate (%)(1)	—	4.12	—	—	—	—	4.12

(1)	Weighted average settlement rates applicable to the current settlement period.
(2)	Represents notional amounts.
(3)	Contractual maturities
(4)	Differences in the figures may be a result of rounding.

The fair value of cross-currency interest rate swaps is affected by changes in foreign exchange rates and also by changes in interest rates as described under "Item 3. Key Information — Risk Factors — Interest Rate Risk."

INTEREST RATE RISK

We are exposed to market risk arising from changing interest rates, primarily in the euro-zone, in the United Kingdom and in the United States. In order to mitigate the impact of interest rate fluctuations on our cash-flow in these areas we separately manage the interest rate risk for euro, U.S. dollar and British pound-denominated liquid financial assets and liabilities. Once per year, our Management Board specifies a desired mixture of fixed-and floating-rate liquid financial assets and liabilities for a future term of three years. Under consideration of our existing and forecasted debt structure, Central Treasury enters into interest rate derivatives to modify the interest payments on the debt to the mixture defined by our Management Board. As a result of these derivative hedging activities, 85% of our euro-denominated liquid financial assets and liabilities, 79% of the British pound-denominated liquid financial assets and liabilities, and 77% of the U.S. dollar-denominated liquid financial assets and liabilities, had interest rates that were effectively fixed at December 31, 2003.

The following tables summarize the principal amounts and fair values, maturity and other material contract terms of the interest rate sensitive derivative and non-derivative financial instruments that we held at December 31, 2003.

Assets and related derivative instruments subject to interest rate risk

	Maturities(4)
	2004	2005	2006	2007	2008	Thereafter	Total(5)	Fair Value
	(millions of €)
Assets
Long-term loans
Fixed Rate, EUR(3)	3	23	3	2	3	13	47	46
Average interest rate (%)(1)	0.34	1.77	0.32	0.49	0.28	0.15	0.98
Variable Rate, EUR(3)	0	—	—	—	—	—	0	0
Average interest rate (%)(1)	0.00						0.00
Fixed Rate, USD(3)	—	—	10	—	—	—	10	10
Average interest rate (%)(1)			7.31				7.31
Variable Rate, USD(3)	7	—	—	—	—	—	7	7
Average interest rate (%)(1)	7.49						7.49
Fixed Rate, HUF(3)	10	—	—	—	—	—	10	10
Average interest rate (%)(1)	0.00						0.00
Fixed Rate, HRK(3)	1	0	0	0	0	3	5	5
Average interest rate (%)(1)	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Investment in non-current securities
Fixed Rate, EUR(3)	59	14	—	—	7	1	80	74
Average interest rate (%)(1)	3.20	8.38			6.88	4.99	4.41
Variable Rate, EUR(3)	—	—	—	—	—	2	2	2
Average interest rate (%)(1)						0.00	0.00
Fixed Rate, USD(3)	0	—	—	—	—	—	0	0
Average interest rate (%)(1)	0.00						0.00
Fixed Rate, HUF(3)	3	—	—	—	—	—	3	3
Average interest rate (%)(1)	0.00						0.00
Investment in marketable securities
Fixed Rate, EUR(3)	65	—	—	—	—	0	65	65
Average interest rate (%)(1)	7.13					0.00	7.08
Fixed Rate, HUF(3)	1	—	—	—	—	—	1	1
Average interest rate (%)(1)	5.00						5.00
Fixed Rate, HRK(3)	83	—	—	—	—	—	83	83

	Maturities(4)
	2004	2005	2006	2007	2008	Thereafter	Total(5)	Fair Value
	(millions of €)
Average interest rate (%)(1)	6.00						6.00
Variable Rate, HRK(3)	17	—	—	—	—	—	17	18
Average interest rate (%)(1)	5.00						5.00
Fixed Rate, SKK(3)	0	—	—	—	—	—	0	0
Average interest rate (%)(1)	0.00						0.00
Liquid Assets
Fixed Rate, EUR(3)	7,684	—	—	—	—	—	7,684	7,684
Average interest rate (%)(1)	2.12						2.12
Fixed Rate, USD(3)	148	—	—	—	—	—	148	148
Average interest rate (%)(1)	1.15						1.15
Fixed Rate, GBP(3)	126	—	—	—	—	—	126	126
Average interest rate (%)(1)	4.04						4.04
Fixed Rate, CHF(3)	18	—	—	—	—	—	18	18
Average interest rate (%)(1)	0.24						0.24
Fixed Rate, CZK(3)	107	—	—	—	—	—	107	107
Average interest rate (%)(1)	2.09						2.09
Fixed Rate, HUF(3)	33	—	—	—	—	—	33	33
Average interest rate (%)(1)	12.26						12.26
Fixed Rate, HRK(3)	543	—	—	—	—	—	543	543
Average interest rate (%)(1)	6.00						6.00
Fixed Rate, JPY(3)	4	—	—	—	—	—	4	4
Average interest rate (%)(1)	0.06						0.06
Fixed Rate, PLN(3)	3	—	—	—	—	—	3	3
Average interest rate (%)(1)	5.45						5.45
Fixed Rate, DKK(3)	1	—	—	—	—	—	1	1
Average interest rate (%)(1)	2.20						2.20
Fixed Rate, HKD(3)	1	—	—	—	—	—	1	1
Average interest rate (%)(1)	6.00						6.00
Fixed Rate, MKD(3)	52	—	—	—	—	—	52	52
Average interest rate (%)(1)	3.00						3.00
Fixed Rate, SGD(3)	3	—	—	—	—	—	3	3
Average interest rate (%)(1)	0.69						0.69
Fixed Rate, SKK(3)	381	—	—	—	—	—	381	381
Average interest rate (%)(1)	5.70						5.70
Fixed Rate, BRL(3)	7	—	—	—	—	—	7	7
Average interest rate (%)(1)	15.54						15.54
Fixed Rate, ZAR(3)	15	—	—	—	—	—	15	15
Average interest rate (%)(1)	8.50						8.50

(1)	Weighted average settlement rates applicable to the current settlement period.
(2)	Represents notional amounts.
(3)	Maturity amounts presented in book value, in most cases equal or close to the nominal value.
(4)	Contractual maturities
(5)	Differences in the figures may be a result of rounding.

Liabilities and related derivative instruments subject to interest rate risk

	Maturities(5)
	2004	2005	2006	2007	2008	Thereafter	Total(6)	Fair Value
	(millions of €)
Liabilities
Bonds and debentures
Fixed Rate, EUR(4)	9,827	3,250	6,842	3,500	3,052	8,574	35,046	38,269
Average interest rate (%)(1)	7.23	6.09	6.41	6.98	5.41	7.30	6.80
Variable Rate, EUR(4)	1,050	350	128	—	—	—	1,528	1,189
Average interest rate (%)(1)	2.75	3.91	3.77				3.10
Fixed Rate, USD(4)	105	2,571	—	—	595	6,556	9,826	11,458
Average interest rate (%)(1)	6.29	8.08			3.87	8.16	7.86
Fixed Rate, GBP(4)	—	885	—	—	—	1,852	2,738	3,009
Average interest rate (%)(1)		7.63				7.12	7.28
Fixed Rate, CZK(4)	154	—	—	—	—	—	154	162
Average interest rate (%)(1)	8.20						8.20
Variable Rate, CZK(4)	—	50	—	—	—	—	50	51
Average interest rate (%)(1)		3.89					3.89
Fixed Rate, HUF(4)	0	—	—	—	—	0	1	0
Average interest rate (%)(1)	0.00					0.00	0.00
Fixed Rate, JPY(4)	327	668	271	—	93	—	1,359	1,255
Average interest rate (%)(1)	2.00	2.00	2.36		2.90		2.13
Variable Rate, JPY(4)	832	—	—	—	—	—	832	670
Average interest rate (%)(1)	1.66						1.66
Fixed Rate, PLN(4)	—	—	—	80	—	—	80	87
Average interest rate (%)(1)				9.69			9.69
Liabilities to banks
Fixed Rate, EUR(4)	451	139	12	94	12	837	1,546	1,437
Average interest rate (%)(1)	4.90	6.52	5.42	6.86	5.35	5.45	5.47
Variable Rate, EUR(4)	31	—	—	—	—	—	31	31
Average interest rate (%)(1)	2.12						2.12
Fixed Rate, USD(4)	3	3	3	4	4	9	26	26
Average interest rate (%)(1)	1.28	1.28	1.28	1.28	1.28	1.28	1.28
Fixed Rate, GBP(4)	59	1,240	18	—	212	212	1,741	1,782
Average interest rate (%)(1)	4.38	4.66	4.17		6.77	6.78	5.16
Fixed Rate, HUF(4)	253	61	91	22	14	6	446	446
Average interest rate (%)(1)	11.75	11.06	10.83	11.44	10.25	13.16	11.43
Fixed Rate, ZAR(4)	8	—	—	—	—	—	8	8
Average interest rate (%)(1)	13.70						13.70
Interest rate swaps
EUR interest rate swap
Receive variable, pay fixed(2)	—	892	—	307	256	1,100	2,555	(281)
Average receive rate (%)(1)	—	2.21	—	2.21	2.16	2.21	2.20
Average pay rate (%)(1)	—	5.65	—	5.82	5.84	5.91	5.80
EUR interest rate swap
Receive fixed, pay variable(2)	7,156	820	4,000	332	256	1,100	13,664	369
Average receive rate (%)(1)	4.08	4.21	2.94	5.12	5.03	5.26	3.89
Average pay rate (%)(1)	2.12	2.08	2.08	2.39	2.16	2.21	2.12

	Maturities(5)
	2004	2005	2006	2007	2008	Thereafter	Total(6)	Fair Value
	(millions of €)
Forward EUR interest rate swap
Receive fixed, pay variable(2)	—	—	—	1,000	1,000	—	2,000	15
Average receive rate (%)(3)	—	—	—	3.80	3.92	—	3.86
Average pay rate (%)(3)	—	—	—	EURIBOR6M	EURIBOR6M	—	EURIBOR6M
GBP interest rate swap
Receive variable, pay fixed(2)	—	425	354	—	—	—	779	(21)
Average receive rate (%)(1)	—	3.83	3.83	—	—	—	3.83
Average pay rate (%)(1)	—	6.03	5.53	—	—	—	5.80
GBP interest rate swap
Receive fixed, pay variable(2)	—	283	—	—	—	—	283	(3)
Average receive rate (%)(1)	—	3.84	—	—	—	—	3.84
Average pay rate (%)(1)	—	4.18	—	—	—	—	4.18
USD interest rate swap
Receive variable, pay fixed(2)	—	—	—	793	—	—	793	(42)
Average receive rate (%)(1)	—	—	—	1.22	—	—	1.22
Average pay rate (%)(1)	—	—	—	4.65	—	—	4.65
USD interest rate swap
Receive fixed, pay variable(2)	—	1,745	—	793	—	—	2,539	(3)
Average receive rate (%)(1)	—	2.03	—	2.92	—	—	2.31
Average pay rate (%)(1)	—	1.23	—	1.22	—	—	1.23
Forward USD interest rate swap
Receive variable, pay fixed(2)	—	—	—	1,587	1,428	—	3,015	(126)
Average receive rate (%)(3)	—	—	—	USDL6M	USDL6M	—	USDL6M
Average pay rate (%)(3)	—	—	—	5.28	4.05	—	4.70
Forward USD interest rate swap
Receive fixed, pay variable(2)	—	—	—	793	—	—	793	(1)
Average receive rate (%)(3)	—	—	—	3.22	—	—	3.22
Average pay rate (%)(3)	—	—	—	USDL6M	—	—	USDL6M
JPY interest rate swap
Receive fixed, pay variable(2)	—	668	—	—	—	—	668	11
Average receive rate (%)(1)	—	1.50	—	—	—	—	1.50
Average pay rate (%)(1)	—	0.31	—	—	—	—	0.31
HUF interest rate swap
Receive variable, pay fixed(2)	—	—	241	—	—	—	241	6
Average receive rate (%)(1)	—	—	9.61	—	—	—	9.61
Average pay rate (%)(1)	—	—	9.25	—	—	—	9.25

(1)	Weighted average settlement rates applicable to the current settlement period.
(2)	Represents notional amounts.
(3)	Settlement rates applicable to a forward starting period.
(4)	Maturity amounts presented in book value, in most cases equal or close to the nominal value.
(5)	Contractual maturities.
(6)	Differences in the figures may be a result of rounding.

EQUITY PRICE RISK

We continuously evaluate investment opportunities to help us meet our business and strategic goals. With limited exceptions, we intend not to hedge fair value changes of our equity investments arising from fluctuations in quoted share prices. The table below presents the cost and fair value of those marketable equity securities comprising investments in start-up companies as well as other participations we held at December 31, 2003 which are sensitive to changes in share prices.

	December 31, 2003 Assets subject to equity price risk
	Carrying value	Fair Value
	(millions of €)
Investments in marketable equity securities	380	635

CHANGES IN MARKET RISK EXPOSURE IN 2003 COMPARED TO 2002

The issuance of medium-term notes denominated in British pounds and Japanese yen in 2003 did not lead to any material increase in foreign currency transaction exposure, as these debt instruments were converted into euro using cross-currency interest rate swaps.

In accordance with the conversion of an intercompany U.S. dollar-denominated loan receivable from Deutsche Telekom AG to T-Mobile US of USD 3 billion into an equity interest in July 2003, cross-currency swaps (Deutsche Telekom AG paid U.S. dollars at fixed rates and received euros at fixed rates) and short-term U.S. dollar currency forward contracts used to hedge the foreign currency risk inherent in the intercompany loan asset were terminated.

To achieve the defined target mixture of fixed and floating rate debt in our functional currencies, Central Treasury terminated and entered into various interest rate swap transactions. The result of these adjustments is that the level of our euro liquid financial assets and liabilities at fixed rates increased whereas the level of our British Pound liquid financial assets and liabilities at fixed rates declined. The level of U.S. dollar liquid financial assets and liabilities remained stable.

The following table summarizes the level of liquid financial assets and liabilities at fixed rates after derivative adjustment at December 31, 2003 and 2002 for our main functional currencies as compared to overall liquid financial assets and liabilities:

Currency	December 31, 2003	December 31, 2002
Euro	85%	70%
U.S. Dollar	77%	83%
British Pound	79%	99%

ITEM 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

1.    Resolution renewing the authorization of Deutsche Telekom to purchase its own shares.

The resolution adopted by the Shareholders on May 28, 2002, authorizing Deutsche Telekom to purchase its own shares was rescinded effective on May 20, 2003, and has been replaced by the authorization of the Shareholders on May 20, 2003 as set forth below:

•	The Board of Management is authorized to purchase a total of 419,775,242 shares of Deutsche Telekom by November 19, 2004, which is slightly less than 10% of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization do not account for more than 10% of the capital stock of Deutsche Telekom in conjunction with the other shares of Deutsche Telekom which Deutsche Telekom has already purchased and still possesses. This authorization may be exercised in whole or in portions. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The shares may also be purchased by dependent group companies of Deutsche Telekom within the meaning of §17 of the German Stock Corporation Act or third parties for the account of Deutsche Telekom or for the account of the dependent group companies of Deutsche Telekom pursuant to §17 of the German Stock Corporation Act.

•	The shares are purchased in compliance with the principle of equal treatment (§53 a of the German Stock Corporation Act) through the stock exchange or by means of a public purchase offer sent to all shareholders.

•	The Board of Management is authorized to sell shares of Deutsche Telekom which are purchased on the basis of the above authorization without prejudice to the principle of equal treatment (§53 a of the German Stock Corporation Act) again through the stock exchange.

•	The Board of Management is authorized, with the consent of the Supervisory Board, to use shares of Deutsche Telekom acquired on the basis of the above authorization for the purpose of listing Deutsche Telekom shares on foreign stock exchanges where they are not quoted.

•	The Board of Management is authorized, with the consent of the Supervisory Board, to offer shares of Deutsche Telekom acquired on the basis of the above authorization to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies.

•	The Board of Management is authorized, with the consent of the Supervisory Board, to redeem Deutsche Telekom's own shares purchased on the basis of the above authorization, without such redemption or its implementation requiring a further resolution of the Shareholders. The redemption shall lead to a capital reduction. With the consent of the Supervisory Board, the Board of Management may determine otherwise, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption pursuant to §8(3) of the German Stock Corporation Act. In such case, the Board of Management is authorized to amend the number of shares stated in the Articles of Incorporation.

•	The Board of Management is authorized to offer the shares of Deutsche Telekom, which are purchased pursuant to the authorization above, to shareholders for subscription on the basis of an offer sent to all the shareholders without prejudice to their subscription right and without prejudice to the principle of equal treatment of shareholders (§53 a of the German Stock Corporation Act)

•	The Board of Management is authorized, with the consent of the Supervisory Board, to sell the purchased shares other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold against cash settlement at a price which is not significantly lower than the market price of Deutsche Telekom shares of equal type and class on the date of sale. This authorization is limited to a maximum of 10% of Deutsche Telekom's capital stock on the date of the resolution adopted by the Shareholders (i.e., to a maximum of EUR 1,074,624,619.52 in total or — if this value is lower — 10% of the capital stock on the date of sale of the shares); it shall be reduced insofar as new shares have been issued with subscription rights being excluded pursuant to §186(3) sentence 4 of the German Stock Corporation Act since this authorization was granted.

2.    Amendments to the Articles of Association

The Articles of Association of Deutsche Telekom AG have been amended in line with the Transparency and Disclosure Act with effect to all shareholders as follows:

•	§4 of the Articles of Association has been amended as follows:

"Announcements of the Corporation shall be published in the electronic Federal Gazette."

•	§14(2) of the Articles of Association has been amended as follows:

"(2) Convocation shall be published in the electronic Federal Gazette at least one month prior to the date by which shareholders have to register for the shareholders' meeting (§16(1)); the date of publication and the last date by which shareholders have to register for the shareholders' meeting shall not be counted."

•	§19(1) of the Articles of Incorporation has been amended as follows:

"(1) The Board of Management shall submit to the Supervisory Board the annual financial statements and the management report as well as the consolidated financial statements and the Group management report for the previous year within the first three months of the financial year without delay after the preparation thereof. The Board of Management must submit the proposal for the appropriation of net income to the Supervisory Board at the same time. §298(3) and §315(3) German Commercial Code (HGB) remain unaffected."

ITEM 15.    Controls and Procedures

As of December 31, 2003 (the "Evaluation Date"), our Chairman of the Management Board and Deputy Chairman of the Management Board carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities and that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this Annual Report is recorded, processed, summarized and reported on a timely basis. There were no significant changes in our internal controls, or in other factors that could significantly affect these controls subsequent to the Evaluation Date, and no corrective actions with regard to significant deficiencies and material weaknesses were undertaken.

ITEM 16A.    Audit committee financial expert

The Supervisory Board has determined that Dr. Klaus G. Schlede is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended. Dr. Klaus G. Schlede has a Business Management Degree and received a Doctorate in 1969. From 1965 to 1980, he held various positions within the financial departments at Bayer Group in Bombay, Lima and Sao Paulo. From 1980 to 1987, Dr. Schlede was Director of Finance and, from 1984, Chief Financial Officer at Bayer AG. In 1987, he was appointed to Lufthansa AG's Executive Board as Chief Financial Officer. From 1991 to 1998, Dr. Schlede was Deputy Chairman of the Executive Board, and from 1998 to 2003, he was Chairman of the Supervisory Board at Deutsche Lufthansa AG. For more information, see "Item 6. Directors, Senior Management and Employees — Members of the Supervisory Board of Deutsche Telekom."

ITEM 16B.    Code of Ethics

In addition to business conduct and fiduciary duties applicable by law to our directors, officers and employees, we have adopted a code of ethics specifically applicable to our chief executive officer, chief financial officer and chief accounting officer in order to promote honesty, integrity, transparency and ethical conduct in such persons' performance of their management responsibilities. Our code of ethics is available through our investor relations page on our website at http://www.telekom.de.

Other Corporate Governance Practices required by the Sarbanes-Oxley Act

Although not required by the Sarbanes-Oxley Act until 2005, we have early adopted procedures for the treatment of complaints relating to auditing and accounting matters. More information is available through our investor relations page of our website at http://www.telekom.de.

ITEM 16C.    Principal Accountant Fees and Services

The "Audit and Non-Audit Services Pre-Approval Policy" was approved by the Audit Committee of the Deutsche Telekom AG Supervisory Board on April 9, 2003. This requires all services which are to be performed by our external auditors to be pre-approved. This may be in the form of a general pre-approval or as pre-approval on a case-by-case basis. All services to be performed by the external auditors were subjected to the above policy and approved in advance. The Audit Committee has been regularly informed of the services and the fees to be paid.

No services which are classified as prohibited services by the U.S. Securities and Exchange Commission were commissioned after May 6, 2003.

Our external auditors PwC Deutsche Revision AG ("PwC") and Ernst & Young AG ("E&Y") billed the following services related to our 2003 and 2002 financial years:

PwC

Nature of the service	2003	2002
	(millions of €)	(millions of €)
Audit services	16.2	21.0
Audit-related services	8.2	10.0
Tax services	3.4	2.7
All other services	4.2	35.2 *
Total	32.0	68.9

*	Includes aggregate fees billed of EUR 30.0 million related to PwC's consulting services unit for the period from January 1, 2002 to October 1, 2002. This consulting services unit of the firm was sold on October 1, 2002.

E&Y

Nature of the service	2003	2002
	(millions of €)	(millions of €)
Audit services	13.7	11.2
Audit-related services	2.7	0.8
Tax services	0.3	0.1
All other services	1.3	0.1
Total	18.0	12.2

Audit services

The following services were billed under the category "audit services": audit of financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions, including the formulation of audit opinions and reports, domestic and international legal audits, tax services, provided they are necessary for compliance with generally accepted auditing principles, and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes and tests which serve to promote understanding and reliability of the systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

Audit-related services

Audit-related services mainly consisted of services which are normally performed by the external auditor in connection with the auditing of the annual financial statements. Audit-related services also included due diligence tests relating to possible acquisitions and sales of companies, advice on issues of billing, accounting and reporting which were not classified as audit services, support with the interpretation and implementation of new accounting and reporting standards, auditing of employee benefit plans and support with the implementation of corporate control requirements for reporting.

Tax services

Tax services consist of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting). Furthermore, services were commissioned for the review of tax returns, assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance relating to tax law and the review of compliance with tax law for international employees.

Other services

Other services mainly consist of risk management advisory services, treasury advisory services, valuation services (the results of these services were not subject to audit procedures), review of valuation work performed by us or an independent third-party specialist employed by us, assistance related to procedures required by the German telecommunications regulator and other regulatory bodies, as well as management consulting services from PwC's consulting services unit from January 1, 2002 to October 1, 2002. All these services were unrelated to the audits of our financial statements.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.    Purchases of Equity Security by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.    Financial Statements

Not applicable.

ITEM 18.    Financial Statements

See pages F-1 through F-104.

Separate financial statements required by Rule 3-09 of Regulation S-X will be filed as an amendment to this Form 20-F. We expect to file these separate financial statements when available on or before June 30, 2004. Each amendment will be available through the Securities and Exchange Commission's website at www.sec.gov shortly after its filing with the Commission. Summarized financial information for these companies for 2001 is set forth in the notes to the consolidated financial statements.

ITEM 19.    Exhibits

Documents filed as exhibits to this Annual Report.

1.1	Memorandum and Articles of Association (Satzung) of Deutsche Telekom AG as amended to date (English translation included) (incorporated by reference to Deutsche Telekom's Form 20-F/A filed on June 27, 2003).

2.1	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Deutsche Telekom's Registration Statement on Form F-3, File No. 333-12096).

2.2	Except as noted above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	Significant subsidiaries as of the end of the year covered by this Annual Report.

11.1	Deutsche Telekom AG's Code of Ethics.

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

14.1	Combined consent of Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft AG and PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DEUTSCHE TELEKOM AG

Date:    March 30, 2004

By:	/s/ KAI-UWE RICKE
Name:	Kai-Uwe Ricke
Title:	Chairman of the Management Board
By:	/s/ KARL-GERHARD EICK
Name:	Dr. Karl-Gerhard Eick
Title:	Deputy Chairman of the Management Board
Finance and Controlling

DEUTSCHE TELEKOM AG

REPORT OF INDEPENDENT AUDITORS

To the Board of Management and Shareholders of Deutsche Telekom AG

We have audited the accompanying consolidated balance sheets of Deutsche Telekom AG as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, cash flows, and segment reporting for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Germany.

As discussed in the Summary of Accounting Policies note to the financial statements, the Company changed its basis of presentation of the statement of operations in 2003.

Accounting principles generally accepted in Germany vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in Notes 41 through 44 to the consolidated financial statements.

March 11, 2004

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftspruefungsgesellschaft
Stuttgart

(Prof. Dr. Pfitzer)	(Hollweg)
Wirtschaftspruefer	Wirtschaftspruefer
PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft Frankfurt am Main
(Frings)	(Laue)
Wirtschaftspruefer	Wirtschaftspruefer

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,
	Notes	2003	2002	2001
		(millions of €)
Net revenue	(1)	55,838	53,689	48,309
Cost of sales	(2)	(31,402)	(44,477)	(29,766)
Gross profit		24,436	9,212	18,543
Selling costs	(3)	(13,505)	(13,264)	(11,675)
General and administrative costs	(4)	(4,976)	(6,062)	(5,622)
Other operating income	(5)	4,558	3,901	6,619
Other operating expenses	(6)	(5,084)	(14,915)	(5,078)
Operating results		5,429	(21,128)	2,787
Financial income (expense), net	(7)	(4,031)	(6,022)	(5,348)
Results from ordinary business activities(1)		1,398	(27,150)	(2,561)
Income tax benefit (expense)	(8)	225	2,847	(751)
Income (loss) after tax benefit (expense)		1,623	(24,303)	(3,312)
(Income) loss applicable to minority shareholders	(9)	(370)	(284)	(142)
Net income (loss)		1,253	(24,587)	(3,454)
Earnings (loss) per share in €		0.30	(5.86)	(0.93)

(1)	Including other taxes in accordance with the classification of the statement of operations by the cost-of-sales method.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2003	2002
		(millions of €)
Assets
Noncurrent assets
Intangible assets	(13)	45,193	53,402
Property, plant and equipment	(14)	47,268	53,955
Financial assets	(15)	3,190	4,169
		95,651	111,526
Current assets
Inventories, materials and supplies	(16)	1,432	1,556
Receivables	(17)	5,762	6,258
Other assets	(18)	3,162	3,392
Marketable securities	(19)	173	413
Liquid assets	(20)	9,127	1,905
		19,656	13,524
Prepaid expenses and deferred charges	(21)	772	771
		116,079	125,821
Shareholders' equity and liabilities Shareholders' equity	(22)
Capital stock	(23)	10,746	10,746
Additional paid-in capital	(24)	50,092	50,077
Retained earnings	(25)	248	248
Unappropriated net income (loss) carried forward from previous year		(24,564)	23
Net income (loss)		1,253	(24,587)
Cumulative translation adjustment account		(8,017)	(5,079)
Minority interest	(26)	4,053	3,988
		33,811	35,416
Accruals
Pensions and similar obligations	(28)	4,456	3,942
Other accruals	(29)	11,247	12,155
		15,703	16,097
Liabilities	(30)
Debt		55,411	63,044
Other		10,451	10,541
		65,862	73,585
Deferred income		703	723
		116,079	125,821

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Net income (loss)	1,253	(24,587)	(3,454)
Income applicable to minority shareholders	370	284	142
Income (loss) after taxes	1,623	(24,303)	(3,312)
Depreciation and amortization	12,884	36,880	15,221
Income tax (benefit) expense	(225)	(2,847)	751
Net interest expense	3,776	4,048	4,138
Net gains from the disposition of noncurrent assets	(792)	(428)	(1,106)
Results from associated companies	247	430	547
Other noncash transactions	(699)	1,144	(1,146)
(Increase) decrease in capitalized working capital(1)	(542)	184	428
(Increase) decrease in accruals	1,584	1,410	(136)
Decrease in other working capital carried as a liability(2)	149	101	761
Income taxes (paid) received	88	(15)	10
Dividends received	39	63	115
Cash generated from operations	18,132	16,667	16,271
Interest paid	(4,481)	(6,112)	(4,779)
Interest received	665	1,908	442
Net cash provided by operating activities	14,316	12,463	11,934
Cash outflows for investments in — intangible assets	(844)	(841)	(1,021)
— property, plant and equipment	(5,187)	(6,784)	(9,847)
— financial assets	(373)	(568)	(498)
— consolidated companies	(275)	(6,405)	(5,695)
Cash inflows from disposition of — intangible assets	24	14	208
— property, plant and equipment	1,055	1,304	1,146
— financial assets	1,569	1,130	3,514
— shareholdings in consolidated companies and business units	1,510	697	1,004
Net change in short-term investments and marketable securities	(18)	226	4,440
Other	466	1,187	1,384
Net cash used for investing activities	(2,073)	(10,040)	(5,365)
Changes in short-term debt	(9,214)	(10,012)	(10,266)
Issuance of medium and long-term debt	6,951	11,677	13,949
Repayments of medium and long-term debt	(2,879)	(3,472)	(6,589)
Dividends paid	(92)	(1,582)	(1,905)
Proceeds from exercise of stock options and warrants	15	1	—
Change in minority interests	(7)	(47)	—
Net cash used for financing activities	(5,226)	(3,435)	(4,811)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(43)	(14)	(26)
Net increase (decrease) in cash and cash equivalents	6,974	(1,026)	1,732
Cash and cash equivalents, at beginning of year	1,712	2,738	1,006
Cash and cash equivalents, at end of year	8,686	1,712	2,738

(1)	Change in receivables, liabilities, other assets, inventories, materials and supplies and prepaid expenses and deferred charges.
(2)	Change in other liabilities (which do not relate to financing activities) and deferred income.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			Consolidated shareholders' equity generated							Minority interest
millions of €	Capital stock nominal value	Additional paid-in capital	Retained earnings	Unappr. net income (loss) carried forward	Net income (loss)	Cumulative translation adjustment account	Shareholders' equity in. acc. with consol. bal. sheet	Treasury shares(1)	Total	Minority interest capital	Cumulative Translation adjustment account	Total in acc. with cons. bal. sheet	Consol. shareholders' equity(1)
Balance at Jan. 1, 2001	7,756	24,290	1,159	44	5,926	(761)	38,414	(7)	38,407	4,667	(365)	4,302	42,709
Changes in the composition of the Group										808		808	808
Dividends for 2000				(1,877)			(1,877)		(1,877)	(33)		(33)	(1,910)
Unappropriated net income carried forward			3,992	1,934	(5,926)		—		—				—
Increase in nominal value of capital stock	2,990	25,704					28,694		28,694				28,694
Loss after taxes					(3,454)		(3,454)		(3,454)	142		142	(3,312)
Difference from currency translation			28			(811)	(783)		(783)		88	88	(695)
Balance at Dec. 31, 2001	10,746	49,994	5,179	101	(3,454)	(1,572)	60,994	(7)	60,987	5,584	(277)	5,307	66,294
Changes in the composition of the Group										(1,586)		(1,586)	(1,586)
Dividends for 2001				(1,539)			(1,539)		(1,539)	(43)		(43)	(1,582)
Unappropriated net income (loss) carried forward			(4,915)	1,461	3,454		—		—				—
Stock issued for the acquisition of VoiceStream/Powertel		83					83		83				83
Loss after taxes					(24,587)		(24,587)		(24,587)	284		284	(24,303)
Difference from currency translation			(16)			(3,507)	(3,523)		(3,523)		26	26	(3,497)
Balance at Dec. 31, 2002	10,746	50,077	248	23	(24,587)	(5,079)	31,428	(7)	31,421	4,239	(251)	3,988	35,409
Changes in the composition of the Group										(123)		(123)	(123)
Dividends for 2002										(102)		(102)	(102)
Unapproriated net income (loss) carried forward				(24,587)	24,587		—		—				—
Stock issued on exercise of stock options, warrants and exchange rights		15					15		15				15
Income after taxes					1,253		1,253		1,253	370		370	1,623
Difference from currency translation						(2,938)	(2,938)		(2,938)		(80)	(80)	(3,018)
Balance at Dec. 31, 2003	10,746	50,092	248	(24,564)	1,253	(8,017)	29,758	(7)	29,751	4,384	(331)	4,053	33,804

(1)	Treasury shares are included within marketable securities in the consolidated balance sheets.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENT OF SEGMENT REPORTING

		Net revenue	Revenue between segments	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes	Segment assets	Segment investments	Segment liabilities	Employees(2)

T-Com(1)	2003	25,116	4,090	(5,169)	(315)	(412)	4,247	29,030	2,324	4,549	139,548
	2002	26,491	4,068	(5,539)	(562)	(304)	3,604	33,782	3,273	13,120	153,065
	2001	26,427	3,401	(5,444)	(346)	(509)	4,673
T-Mobile(1)	2003	21,572	1,206	(5,196)	(992)	97	831	50,025	3,813	17,617	41,767
	2002	18,339	1,396	(27,285)	(1,005)	(427)	(23,754)	57,655	5,766	20,224	38,943
	2001	13,101	1,536	(6,324)	(3,008)	(204)	(6,441)
T-Systems(1)	2003	7,184	3,430	(1,499)	(39)	(4)	(138)	5,665	708	4,314	42,108
	2002	6,895	3,594	(2,616)	(98)	(20)	(1,990)	6,646	3,551	5,268	43,482
	2001	7,121	3,700	(1,372)	102	13	(389)
T-Online(1)(3)	2003	1,662	189	(430)	110	90	104	1,532	116	212	2,637
	2002	1,391	193	(435)	128	(265)	(471)	1,797	170	119	2,536
	2001	1,027	113	(416)	164	(381)	(820)
Group Headquarters & Shared Services	2003	304	3,964	(881)	(2,874)	(3)	(4,071)	10,631	455	41,334	25,203
	2002	573	3,838	(1,298)	(2,510)	(1,093)	(4,690)	12,978	551	34,539	17,870
	2001	633	4,481	(1,447)	(1,102)	(375)	402
Reconciliation(1)	2003	0	(12,879)	291	334	(23)	425	(1,232)	(349)	(3,255)	—
	2002	0	(13,089)	293	(1)	135	151	(1,332)	(149)	(844)	—
	2001	0	(13,231)	(218)	52	246	14
Group	2003	55,838	0	(12,884)	(3,776)	(255)	1,398	95,651	7,067	64,771	251,263
	2002	53,689	0	(36,880)	(4,048)	(1,974)	(27,150)	111,526	13,162	72,426	255,896
	2001	48,309	0	(15,221)	(4,138)	(1,210)	(2,561)

(1)	According to new structure (see note (36) Segment reporting).
(2)	Average number of employees for the year
(3)	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under International Financial Reporting Standards ("IFRS")

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE OF CONSOLIDATED NONCURRENT ASSETS

	Acquisition or production costs							Depreciation, amortization, and write-downs								Net carrying amount
millions of €	Jan. 1, 2003	Translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi- fications	Dec. 31, 2003	Jan. 1, 2003	Translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclassi- fications	Write-ups	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002
Intangible assets
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	40,774	(4,055)	(79)	681	752	297	36,866	16,937	(2,022)	(62)	2,157	728	(22)	0	16,260	20,606	23,837
of which: UMTS licenses	15,371	(483)	0	0	0	0	14,888	4,254	(223)	0	597	0	0	0	4,628	10,260	11,117
of which: FCC licenses	20,273	(3,398)	14	20	17	(16)	16,876	9,909	(1,712)	0	516	16	0	0	8,697	8,179	10,364
of which: GSM licenses	741	(4)	0	0	0	0	737	206	(1)	0	48	0	0	0	253	484	535
of which: other assets	4,389	(170)	(93)	661	735	313	4,365	2,568	(86)	(62)	996	712	(22)	0	2,682	1,683	1,821
Goodwill	46,875	(4,331)	(41)	150	969	0	41,684	17,439	(1,934)	(41)	2,521	814	0	0	17,171	24,513	29,436
Advance payments	134	1	0	2	14	(48)	75	5	0	0	0	4	0	0	1	74	129
	87,783	(8,385)	(120)	833	1,735	249	78,625	34,381	(3,956)	(103)	4,678	1,546	(22)	0	33,432	45,193	53,402
Property, plant, and equipment
Land and equivalent rights, and buildings including buildings on land owned by third parties	18,779	(99)	(2)	199	1,288	423	18,012	7,417	(25)	(1)	743	600	87	8	7,613	10,399	11,362
Technical equipment and machinery	86,460	(1,490)	(3,954)	2,267	1,786	1,658	83,155	48,426	(506)	(2,588)	6,700	1,630	(38)	1	50,363	32,792	38,034
Other equipment, plant, and office equipment	6,573	(189)	(256)	456	466	253	6,371	4,287	(100)	(226)	763	365	(26)	0	4,333	2,038	2,286
Advance payments and construction in progress	2,274	(184)	(19)	2,629	78	(2,583)	2,039	1	0	0	0	0	(1)	0	0	2,039	2,273
	114,086	(1,962)	(4,231)	5,551	3,618	(249)	109,577	60,131	(631)	(2,815)	8,206	2,595	22	9	62,309	47,268	53,955
Financial assets
Investments in unconsolidated subsidiaries	310	(2)	39	9	33	(1)	322	161	0	32	22	11	0	0	204	118	149
Loans to unconsolidated subsidiaries	58	0	(57)	0	0	0	1	0	0	0	0	0	0	0	0	1	58
Investments in associated companies	3,151	(409)	(28)	607	503	(44)	2,774	558	(41)	(8)	94	88	(43)	84	388	2,386	2,593
Other investments in related companies	1,488	(14)	0	4	852	45	671	467	(5)	1	3	327	43	7	175	496	1,021
Long-term loans to associated and related companies	800	(1)	0	24	490	0	333	797	0	0	0	489	0	0	308	25	3
Other investments in noncurrent securities	622	(1)	46	3	584	0	86	384	0	0	9	393	0	0	0	86	238
Other long-term loans	121	(4)	(42)	36	19	0	92	14	0	0	0	0	0	0	14	78	107
	6,550	(431)	(42)	683	2,481	0	4,279	2,381	(46)	25	128	1,308	0	91	1,089	3,190	4,169
	208,419	(10,778)	(4,393)	7,067	7,834	0	192,481	96,893	(4,633)	(2,893)	13,012	5,449	0	100	96,830	95,651	111,526

The consolidated noncurrent assets schedule is part of the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Accounting Policies

Description of Business and Relationship with the Federal Republic of Germany

The Deutsche Telekom Group (hereafter referred to as Deutsche Telekom, the Group or the Company) is one of the world's leading companies in the telecommunications industry. With its four divisions T-Com, T-Mobile, T-Systems, and T-Online, Deutsche Telekom offers a full range of state-of-the-art telecommunications services.

T-Com is responsible for Deutsche Telekom's fixed-network business, where it is one of Europe's largest operators. T-Com provides network-related services to all of Deutsche Telekom's divisions, as well as approximately 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and medium-sized enterprises (SMEs) benefit from T-Com's end-to-end, integrated IT and telecom solutions.

T-Com is present within Central and Eastern Europe through its shareholdings in Magyar Távközlési (Matáv) (Hungary), HT-Hrvatske telekommunikacije (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenské Telekomunikácie).

The DeTeMedien business previously reported within the T-Online division has been reported within the T-Com division since January 1, 2003. T-Com has operated as an independent brand under the umbrella of the Deutsche Telekom Group since August 1, 2003.

T-Mobile's business combines all the activities of the T-Mobile International group. Through its operating subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United Kingdom, the United States, Austria, the Czech Republic, and the Netherlands. T-Mobile is also represented in the Polish and Russian markets through its equity investments in the mobile communications companies Polska Telefonia Cyfrowa (PTC) and OJCS Mobile TeleSystems (MTS).

T-Systems provides Deutsche Telekom's national and international key accounts with customized information and communication technology (ICT) solutions. T-Systems provides the infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries around the world by branch offices and its own national companies.

T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within Deutsche Telekom, that consists of the access business as well as content, services, e-commerce, and advertising. T-Online is represented through its operating subsidiaries in France and Spain and certain other European countries.

The DeTeMedien business previously included in the T-Online division has been reported in the T-Com division since January 1, 2003.

Group Headquarters and Shared Services includes all other group units which are notdirectly allocable to the divisions. During 2003, Deutsche Telekom completed its reorganization to create a virtual Strategic Management Holding. As part of this reorganization, the unit previously reported as "Other" has been renamed "Group Headquarters and Shared Services." Group Headquarters now focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the divisions' core businesses are now performed by Shared Services. In particular, these include subsidiaries and shared services, such as real estate, billing services, fleet management, and Vivento (formerly PSA).

The Company was registered as Deutsche Telekom AG with the Commercial Registry of the Bonn District Court (Amtsgericht — HRB 6794) on January 2, 1995.

The Federal Republic of Germany's direct and indirect shareholding in Deutsche Telekom at December 31, 2003 amounted to 42.77 percent. In accordance with the letter dated January 12, 2004, the direct shareholding amounted to 26.03 percent (1,092,721,315 shares); an additional 16.74 percent (702,704,750 shares) are held by a federal corporation, Kreditanstalt für Wiederaufbau, Frankfurt/Main, (KfW), in accordance with the letter dated January 20, 2004. The Federal Republic

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt für Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which is subject to supervision by the Federal Ministry of Finance (BMF).

The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics (BMWA), supervises the telecommunications sector in Germany and in this capacity regulates the business activities of Deutsche Telekom.

The Federal Republic of Germany is a customer of Deutsche Telekom; it sources services from the Company on an arm's length basis. The Group provides services to various departments and agencies of the Federal Republic at market prices and terms based on Deutsche Telekom's commercial pricing policies. Revenues from services provided to individual departments or agencies do not represent a significant component of Deutsche Telekom's net revenues.

Summary of Significant Accounting Principles

The consolidated financial statements and the group management report of the Deutsche Telekom Group have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB), referred to as "German GAAP", and the German Stock Corporation Act (Aktiengesetz — AktG). In general, Deutsche Telekom applies the relevant German Accounting Standards (GASs), but reserves the right to diverge from these standards where it believes that non-application is justified. At present, the Company has not adopted the revaluation method for capital consolidation (required by GAS 4) and changes in accounting for "Deferred taxes in consolidated financial statements" (GAS 10).

In addition to having its shares traded on the Frankfurt and other German stock exchanges, as well as the Tokyo exchange, Deutsche Telekom shares are traded in the form of American Depositary Shares (ADS) on the New York Stock Exchange (NYSE) and the German stock exchanges. Differences between the accounting principles in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP which differ from those of U.S. GAAP.

The accompanying consolidated financial statements also differ from consolidated financial statements prepared in accordance with U.S. GAAP where the classification and presentation requirements of German GAAP (§§ 298 in conjunction with 266 and 275 HGB) are binding. Differences between accounting and measurement principles applied in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are presented as a separate reconciliation to supplement the consolidated financial statements, and explained in detail in the notes 41 through 44.

German GAAP requires only one year of comparative figures for the statement of operations, whereas the SEC requires the two previous years. The SEC also requires three years of cash flow statements and statements of shareholders' equity.

In 2003 the statement of operations format has been changed to reflect the cost-of-sales method (in accordance with § 275 (3) HGB). This format compares net revenue with the expenses incurred to generate those revenues, classified into cost of sales, selling, and general and administrative functions. The classification of the consolidated statement of operations using the cost-of-sales method is designed to enhance the international comparability of financial reporting.

Unless otherwise noted all amounts shown are in millions of euro. Certain items have been combined for presentation purposes in the statement of operations and the consolidated balance sheets in order to make the financial statements more informative and understandable. These items are disclosed separately in the notes. In the case of changes in presentation, prior-year amounts have been reclassified to conform with the current-year presentation. In accordance with § 297 (1) sentence 2 HGB, the consolidated financial statements also include consolidated statements of cash flows, consolidated statements of shareholders' equity, and segment reports.

The single-entity financial statements included in the consolidated financial statements were prepared in accordance with uniform Group accounting policies. The accounting policies used in the consolidated financial statements differ from those used in the single-entity financial statements of Deutsche Telekom AG. Such differences, mostly applied to conform with U.S. GAAP, include the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Property, plant and equipment leased under contracts for which, in accordance with U.S. GAAP and in contrast to the leasing provisions of tax law, the risks and rewards of ownership have been assumed (primarily excluding sale and lease back transactions) are recognized at cost. Scheduled depreciation is recorded over the useful economic life of the asset or the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

•	Interest expense incurred during the construction of items of property, plant and equipment has been capitalized as part of these assets' costs.

•	No accruals are recorded for internal year-end closing expenses to be incurred after year-end.

•	Investment grants received are recorded as reductions of the acquisition costs of invested assets.

The single-entity financial statements of Deutsche Telekom AG as well as the consolidated financial statements of the Deutsche Telekom Group are published in the Federal Gazette (Bundesanzeiger) and filed under HRB 6794 with the Commercial Registry of the Bonn District Court.

Consolidated Group

The consolidated financial statements are comprised of the accounts of Deutsche Telekom AG and its subsidiaries.

The subsidiaries, associated companies, and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

•	Subsidiaries are companies in which Deutsche Telekom directly or indirectly holds majority voting rights or management control.

•	Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20 and 50 percent of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.

•	Companies in which Deutsche Telekom holds less than 20 percent of the voting rights are carried in the consolidated financial statements at the lower of cost or market value and classified as "Other investments in related companies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the composition of the Deutsche Telekom Group in 2003 are presented in the following table:

	Domestic	International	Total
Consolidated subsidiaries
January 1, 2003	101	260	361
Additions	4	11	15
Disposals	(42)	(22)	(64)
Reclassifications	1	(3)	(2)
December 31, 2003	64	246	310
Associated companies included at equity
January 1, 2003	22	27	49
Additions	3	3	6
Disposals	(7)	(6)	(13)
Reclassifications	1	(2)	(1)
December 31, 2003	19	22	41
Other unconsolidated subsidiaries and other investments in related companies (greater than 5%)
January 1, 2003	89	48	137
Additions	25	4	29
Disposals	(25)	(16)	(41)
Reclassifications	(2)	5	3
December 31, 2003	87	41	128
Total
January 1, 2003	212	335	547
Additions	32	18	50
Disposals	(74)	(44)	(118)
Reclassifications	0	0	0
December 31, 2003	170	309	479

The consolidated financial statements include the financial statements of the parent company, Deutsche Telekom AG, as well as 64 (December 31, 2002: 101) domestic and 246 (December 31, 2002: 260) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in the composition of the Deutsche Telekom Group have had the following effects on the consolidated financial statements:

Effects on the 2003 consolidated statement of operations:

For the year ended December 31, 2003
(millions of €)
Net revenue	(86)
Cost of sales	144
Gross profit	58
Selling costs	(129)
General and administrative costs	(21)
Other operating income	551
Other operating expenses	(205)
Operating results	254
Financial income (expense), net	(54)
Results from ordinary business activities(1)	200
Income taxes	(180)
Income after taxes	20
(Income) loss applicable to minority shareholders	0
Net income (loss)	20

(1)	Including other taxes in accordance with the classification of the statement of operations under the cost-of-sales method.

Effects on the 2003 consolidated balance sheet:

As of December 31, 2003
(millions of €)
Assets
Noncurrent assets	(1,615)
Current assets, prepaid expenses and deferred charges	1,425
(190)

Shareholders' equity and liabilities
Shareholders' equity	248
Accruals	(49)
Liabilities and deferred income	(389)
(190)

Significant Changes in the Composition of the Deutsche Telekom Group

2003:

Deutsche Telekom AG completed the sale of its cable activities in the six regions of Rhineland Palatinate/Saarland, Lower Saxony/Bremen, Berlin/Brandenburg, Bavaria, Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, and Saxony-Anhalt on March 13, 2003. These companies were sold for a total of EUR 1.7 billion to a consortium consisting of APEX, Goldman-Sachs Capital Partners, and Providence Equity. The companies were deconsolidated in the first quarter of 2003. The sale of the companies generated a gain of approximately EUR 0.4 billion.

T-Systems International GmbH sold TeleCash Kommunikations-Service GmbH for EUR 0.1 billion effective March 24, 2003 and deconsolidated the company in the first quarter of 2003. The disposition of this company generated a book gain of EUR 0.1 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In early May 2003, T-Systems International GmbH disposed of its interest in T-Systems SIRIS S.A.S. for a price of EUR 30 million. This company was deconsolidated in the second quarter of 2003, and the transaction generated a gain of EUR 32 million.

        2002:

Deutsche Telekom AG acquired the remaining shares of T-Systems ITS GmbH from DaimlerChrysler Services AG on March 4, 2002 via its T-Systems International GmbH subsidiary. The purchase price was EUR 4.7 billion. The goodwill of EUR 2.7 billion generated by this acquisition is being amortized on a straight-line basis over a period of up to ten years, corresponding to the estimated useful life. T-Systems ITS GmbH has been included in the consolidated financial statements of Deutsche Telekom AG since October 2000 as a result of the acquisition of the majority shareholding of 50.1 percent. In November 2002, T-Systems International GmbH was combined with T-Systems ITS GmbH in a downstream merger. At the same time, T-Systems ITS GmbH was renamed T-Systems International GmbH.

On September 25, 2002, T-Mobile International AG, Bonn (herein referred to as T-Mobile International) acquired the remaining 50.0001 percent of the shares of the mobile communications company Ben Nederland Holding B.V. (renamed T-Mobile Netherlands Holding B.V. on February 25, 2003) from the company's other shareholders Belgacom, TDC, and Gringots (Crédit Suisse First Boston) for a purchase price of EUR 1.7 billion. In addition, T-Mobile International took over outstanding shareholder loans amounting to approximately EUR 0.3 billion. The goodwill of EUR 1.7 billion generated by this transaction was written down by EUR 1.0 billion as a result of the strategic review of net carrying amounts; the remaining amount is being amortized over a period of 12 years. T-Mobile Netherlands provides mobile communications services in the Netherlands. The company was included in the consolidated financial statements as a fully consolidated subsidiary for the first time as of September 30, 2002.

        2001:

On January 15, 2001 Deutsche Telekom acquired 51 percent of the shares of the Macedonian telecommunications company Makedonski Telekommunikacii A.D., Skopje (referred to as Maktel below) via a subsidiary of Matáv. The acquisition costs amounted to EUR 302 million. Maktel was included in the subgroup financial statements of Matáv for the first time in the first quarter of 2001. The resulting goodwill of EUR 180 million is being amortized over a period of 20 years.

In April 2001, Deutsche Telekom increased its shareholding in the Czech mobile communications company T-Mobile Czech Republic, Prague (formerly RadioMobil) via CMobil B.V., Amsterdam, a subsidiary of T-Mobile International. The acquisition costs for this additional 11.77 percent stake amounted to EUR 598 million. CMobil's shareholding thus increased to 60.77 percent. The additional goodwill generated amounting to EUR 444 million is being amortized over a period of 12 years. T-Mobile Czech Republic was fully consolidated for the first time on April 1, 2001.

On May 31, 2001 Deutsche Telekom acquired 100 percent of the shares in Voicestream Wireless Corporation (T-Mobile USA) and Powertel, Inc. (Powertel) for a total purchase price of EUR 39.4 billion, including a cash component of EUR 4.9 billion and the initial investment in T-Mobile USA preferred stock amounting to EUR 5.6 billion that Deutsche Telekom had made in September 2000. T-Mobile USA provides communications services for private households in urban areas of the United States on the basis of GSM (Global System for Mobile Communications) technology. Powertel provides communications services, mainly in urban areas in the Southeast of the United States on the basis of GSM technology. T-Mobile USA shareholders received for each share of T-Mobile USA common stock either 3.6693 Deutsche Telekom shares and USD 15.7262 in cash, 3.6683 Deutsche Telekom shares and USD 15.9062 in cash, or 3.7647 Deutsche Telekom shares. Each Powertel shareholder received 2.6353 Deutsche Telekom shares for each Powertel share. T-Mobile USA and Powertel were fully consolidated for the first time on May 31, 2001. The consolidation of T-Mobile USA and Powertel generated goodwill totaling EUR 23.6 billion. This goodwill is being amortized over a period of up to 20 years. However, the Group recorded a nonscheduled goodwill amortization amounting to EUR 8.3 billion as a result of the strategic review in the second half of 2002. In conjunction with the acquisition of T-Mobile USA and Powertel, Deutsche Telekom granted rights to acquire a total of 43,619,261 no par value Deutsche Telekom shares in exchange for outstanding options, warrants and exchange rights for shares in T-Mobile USA and Powertel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On October 25, 2001, Deutsche Telekom AG acquired an additional 16 percent equity interest in the Croatian telecommunications company HT-Hrvatske telekomunikacije d.d., Zagreb, increasing its ownership to 51%, for a purchase price of EUR 507 million. After the acquisition, Deutsche Telekom AG became the majority shareholder, and consolidated the company in its consolidated financial statements from November 1, 2001. The goodwill generated, EUR 240 million, is being amortized over a period of up to 20 years.

The following pro forma information shows Deutsche Telekom's most important financial data, including the major subsidiaries acquired in 2002 and 2001, as if they had been consolidated at January 1, 2001.

Pro Forma Information (Unaudited)

	2002	2001

Net revenue (billions of €)
Reported	53.7	48.3
Pro forma	54.1	51.6

Net income (loss) under German GAAP (billions of €)
Reported	(24.6)	(3.5)
Pro forma	(24.9)	(6.9)

Earnings (loss) per share under German GAAP (€)
Reported	(5.86)	(0.93)
Pro forma	(5.93)	(1.85)

At December 31, 2003 and 2002, 88 and 77 subsidiaries, respectively, were not consolidated because they were not material to the net worth, financial position, and results of the Deutsche Telekom Group.

At December 31, 2003, in accordance with § 311 (1) HGB, 41 (December 31, 2002: 49) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 30 (December 31, 2002: 35) associated companies which have little or no effect on the net worth, financial position, and results of the Deutsche Telekom Group were classified as other investments in related companies, and are carried at acquisition cost adjusted for applicable write-downs and reversals to the extent of previously recognized write-downs.

The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) HGB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principal Subsidiaries and Associated Companies

The principal subsidiaries and associated companies whose revenues and results, together with Deutsche Telekom AG, account for more than 90 percent of the results of operations and financial position of the Group are shown in the table below:

Name and registered office	Deutsche Telekom share December 31, 2003	Shareholders' equity December 31, 2003	Revenue 2003	Income/loss after taxes 2003	Employees 2003
	(%)	(millions of €)			(annual average)
Fully consolidated subsidiaries
T-Mobile Deutschland GmbH, Bonn(2)	100.00	1,456	8,479	2,273	8,812
T-Mobile Holdings Ltd., Hatfield, United Kingdom(1)(3)	100.00	7,523	4,303	(613)	6,201
T-Mobile Austria GmbH, Vienna, Austria(1)(4)	100.00	462	1,098	73	2,540
T-Mobile USA, Inc., Bellevue, Washington, United States(1)(2)	100.00	13,351	7,416	(1,298)	19,372
T-Mobile Czech Republic a.s., Prague, Czech Republic(5)	60.77	515	768	139	2,532
T-Mobile Netherlands Holding B.V., The Hague, Netherlands(1)(3)	100.00	326	861	(76)	1,418
T-Online International AG, Darmstadt(1)	73.94	5,367	1,851	0	2,638
T-Systems International GmbH, Frankfurt/Main	100.00	1,179	6,325	531	12,351
T-Systems CDS GmbH, Darmstadt(6)	100.00	260	1,981	323	6,697
T-Systems GEI GmbH, Aachen(6)	100.00	80	546	58	4,085
T-Systems PCM GmbH, Feldkirchen(6)	100.00	30	491	22	1,582
GMG Generalmietgesellschaft mbH, Münster	100.00	264	2,340	(290)	0
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	11	941	(12)	6,647
Deutsche Telekom Network Projects & Services GmbH, Bonn(1)	100.00	533	1,066	56	2,710
Matáv Magyar Távközlési Rt., Budapest, Hungary(1)(7)	59.49	2,362	2,396	319	15,178
Slovak Telecom a.s. (formerly: Slovenské Telekomunikácie, a.s.), Bratislava, Slovakia(1)	51.00	1,175	431	89	8,091
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)	51.00	1,895	1,036	193	9,708
Associated companies
MTS, OJSC Mobile TeleSystems, Moscow, Russia(1)(8)(10)(11)	25.15	1,152	1,205	245	11,042
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland(1)(9)(10)(11)	49.00	308	1,121	79	3,643

(1)	Consolidated subgroup financial statements
(2)	Indirect shareholding via T-Mobile International AG & Co. KG, Bonn (Deutsche Telekom AG's indirect share: 100%)
(3)	Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%)
(4)	Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%)
(5)	Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG's indirect share: 92.14%)
(6)	Indirect shareholding via T-Systems International GmbH, Frankfurt/Main (Deutsche Telekom AG's share: 100%)
(7)	Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%)
(8)	Indirect shareholding via T-Mobile Worldwide Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%)
(9)	Indirect shareholding via T-Mobile Deutschland GmbH, Bonn; Mediaone International B.V., Eindhoven; and Polpager Sp.z o.o., Warsaw (Deutsche Telekom AG's indirect share: 100% each)
(10)	2002 financial year. The amounts included in the consolidated financial statements are based on the 2003 financial year results.
(11)	Employees at balance sheet date at end of 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidation Principles

Capital consolidation is performed following the book value method under German GAAP. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired, based on their fair values. Any resulting excess of the purchase consideration over the parent's interest in the fair value of net assets acquired is capitalized as goodwill and amortized over its useful life. Negative goodwill from capital consolidation is included under other accruals.

Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings (deficit). They also include the consolidation adjustments recognized in the statement of operations and the net income (loss) of subsidiaries.

If, in the course of capital increases of subsidiaries and associated and related companies, shares are issued to third-party shareholders, without the involvement of Deutsche Telekom, the resulting added value for Deutsche Telekom is shown, in cases of cash capital increases, as income in the statement of operations; in cases of capital increases for noncash contributions, it is only shown as such if the added value exceeds a given level of goodwill acquired by the subsidiary or associated or related company in the course of the capital increase.

Revenue, income, and expenses, as well as receivables and liabilities between the consolidated companies, are eliminated. Intercompany profits and losses and income effects from the consolidation of intercompany debt are eliminated in the consolidated financial statements.

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

Foreign Currency Translation

In the individual company financial statements of the companies included in the consolidated financial statements, foreign currency receivables, cash in banks, and liabilities are translated at the exchange rate applicable on the transaction date. Unrealized foreign currency losses due to exchange rate fluctuations through the balance sheet date are recognized in the income statement, while unrealized foreign currency gains are not recognized. Where foreign currency items have been hedged by forward exchange contracts, they are measured at the corresponding hedge rate.

The financial statements of foreign subsidiaries are translated using the functional currency method. The functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure as reported in this currency should be reflected in the Group accounts. Generally, the functional currency of dependent subsidiaries is identical with that of the parent company. The currencies of dependent subsidiaries are translated according to the temporal method. However, the functional currency of independent subsidiaries is the local currency. Currently all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. In the consolidated financial statements, the translation of all items shown in balance sheets of foreign subsidiaries from foreign currencies into euros is performed using the average rate on the balance sheet date. Gains and losses resulting from translation are recorded, without affecting income, in the cumulative translation adjustment account. The income statements of foreign subsidiaries are translated at the average exchange rates for the respective period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The exchange rates of certain significant currencies changed as follows:

	Average Rate			Spot Rate
	2003	2002	2001	Dec. 31, 2003	Dec. 31, 2002
	(€)			(€)
100 Swiss Francs (CHF)	65.76650	68.15990	66.20630	64.15200	68.73340
100 Czech Koruna (CZK)	3.14101	3.24851	2.90920	3.08873	3.18167
1 Pound Sterling (GBP)	1.44585	1.59101	1.60761	1.41663	1.53635
100 Croatian Kuna (HRK)	13.21220	13.49190	13.36850	13.11000	13.37340
1000 Hungarian Forints (HUF)	3.94347	4.11657	3.90371	3.79407	4.23909
1000 Japanese Yen (JPY)	7.64138	8.47821	9.16991	7.42171	8.03280
100 Malaysian Ringgit (MYR)	23.28190	27.93620	29.39340	20.89500	25.07720
100 Philippine Pesos (PHP)	1.63218	2.08452	2.19127	1.44055	1.79995
100 Polish Zloty (PLN)	22.73590	25.99300	27.22010	21.27500	24.99940
100 Russian Ruble (RUB)	2.88655	3.38456	3.82700	2.71500	2.98257
100 Singapore Dollars (SGD)	50.70260	59.22700	62.55940	46.72500	55.34030
100 Slovak Koruna (SKK)	2.41004	2.34284	2.30987	2.43000	2.41429
1 U.S. Dollar (USD)	0.88492	1.06158	1.11683	0.79340	0.95293

Accounting Policies

Net revenues consist of goods and services sold in connection with the ordinary business activities of Deutsche Telekom. Net revenues are recorded net of value-added tax (VAT) and sales-related reductions. They are recognized in the accounting period concerned in accordance with the realization principle. Revenue was generated in the individual divisions as follows:

T-Com

T-Com provides customers with narrow and broadband access to its fixed-line network. It also sells, leases, and services telecommunications equipment for its customers and provides other ancillary telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contract terms. The revenue and related expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

T-Mobile

Mobile revenues include revenues from the rendering of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly recurring charges and charges for special features, airtime charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees, net of credits and adjustments for service discounts. The revenue and related expenses associated with the sale of mobile telephones, wireless data devices and accessories are recognized when the products are delivered, and accepted by the customer.

T-Systems

Telecommunication Services

Telecommunication Services include "Network Services" which consists of "Hosting and ASP Services", "Global Synergy, Strategy, and Solution" and "Media and Broadcast." Telecommunications services also include "International Carrier Sales and Solutions" and "Global Network Factory." Contracts for Network Services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

billed on a per-minute basis, and data services, billed on a bandwidth basis, are recognized under such contracts when used by the customer. Revenues from Carrier Services and Hosting and ASP Services are recognized as the services are provided.

Information Technology Services and Consulting

The terms of information technology service contracts generally range from less than one year up to ten years. Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from time and material service contracts is recognized as the services are provided. Revenue from systems integration contracts requiring the delivery of unique products and/or services is generally covered by one of the following types of contracts: fixed price, milestone, or cost-related contracts. For fixed-price contracts, revenue is generally recognized when a project is completed and accepted by the customer. For milestone contracts, revenue is recognized at the time a milestone is achieved and approved by the customer. Revenue for cost-related contracts is recognized on a similar basis to time and material service contracts. Revenue from maintenance services is recognized over the contractual period or as the services are performed.

In some of the Company's services contracts, Deutsche Telekom performs the service prior to billing the customer. This situation may lead to unbilled accounts receivable for Computing Services and Telecommunication Services which are included as revenues in the consolidated statement of operations.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any cost of these obligations is accrued when the corresponding revenue is recognized. Revenue from rentals and operating leases is recognized monthly as the fees accrue.

The Company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services, or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software support, or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element.

T-Online

T-Online revenues consist primarily of revenues from subscriber fees, and charges for advertising and e-commerce. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Cost of sales comprises the aggregate cost relating to the revenues recognized from products and services sold in the relevant year. In addition to directly attributable costs, such as direct material and labor costs, cost of sales also includes indirect costs, including depreciation and amortization.

Selling costs comprise all costs of activities that do not directly increase the value of the Company's products and services, but serve to secure sales. Selling costs include the costs of all sales, advertising, and marketing departments.

General and administrative costs generally include all expenses attributable to the core administrative functions that cannot be allocated directly to the production or selling process.

Research and development costs are expensed in full as incurred and amounted to approximately EUR 0.9 billion, EUR 0.9 billion and EUR 0.9 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Pension costs for defined benefit plans are actuarially computed using the projected unit credit method in accordance with SFAS No. 87, and are presented in accordance with SFAS No. 132 (as revised in 2003). This method is based on the total present value of the benefit obligations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz, EStG) is aimed at the recognition of the expense over the employees' entire working lives and does not take the expected increases in wages and salaries and retirement benefits into account (see note (28) Accruals for Pensions and Similar Obligations).

Total pension costs for the current year include standard costs for benefit obligations acquired in the financial year (service cost), interest cost, and amortization of actuarial gains and losses, less the return on plan assets to cover pension obligations. In accordance with U.S. GAAP, if the measurement of pension obligations under SFAS No. 87 results in the need to record an additional minimum liability (AML), this special item is charged directly to other comprehensive income (OCI). The consolidated financial statements in accordance with German GAAP do not include an equivalent shareholders' equity component; therefore, changes in the additional minimum liability are expensed in the period of change.

Marketing expenses are expensed as incurred and amounted to approximately EUR 1.5 billion, EUR 2.2 billion and EUR 1.9 billion for the years ended December 31, 2003, 2002 and 2001, respectively.

Income tax benefit (expenses) includes current income taxes payable as well as deferred taxes. Deferred income taxes are recognized for the expected future tax effects attributable to temporary differences between the carrying amounts in the tax accounts and in the financial statements, except for the effects of those differences that are not expected to reverse in the foreseeable future. Due to the minimum taxation provision (i.e. companies are required to pay income tax on at least 40 percent of their taxable income regardless of net operating loss carry forwards that are available) in effect from the 2004 financial year, deferred taxes are recognized for only 40 percent of the differences in Deutsche Telekom AG's income tax consolidation group that are offset within the expected net operating loss carryforward periods. Such differences may arise at the individual taxable entity level as well as in the consolidated financial statements as a result of measurement and consolidation adjustments. Deferred taxes on temporary differences relating to Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996 as Deutsche Telekom AG was not a taxable entity prior to its privatization on January 1, 1995, and benefited from an essentially complete exemption from tax in 1995.

Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of ordinary registered shares outstanding during that period. The weighted average number of ordinary registered shares in 2001 was calculated after recognizing the effect of the issuance of shares as part of the acquisition of T-Mobile USA and Powertel and the start of trading in these shares on June 4, 2001 in Frankfurt/Main, including those shares that are held on a trust basis for later issue and later trading as registered ordinary shares or ADRs.

Purchased intangible assets including UMTS and U.S. mobile communications licenses are carried at acquisition cost and are amortized on a straight-line basis over their estimated useful lives. Acquired goodwill, including goodwill resulting from capital consolidation, is amortized on a straight-line basis over its useful life.

Deutsche Telekom tests for possible impairment on the goodwill of subsidiaries for which a considerable level of goodwill is recorded. These tests are based on the calculation of the enterprise value of the respective company and are carried out using the discounted cash flow method.

As permitted by Postreform II, property, plant, and equipment transferred to Deutsche Telekom AG on January 1, 1995 were recorded in the opening balance sheet of Deutsche Telekom AG at their fair market values at that date. However, due to the short period of time that had elapsed since the measurement date for the items of property, plant, and equipment acquired since January 1, 1993, their carrying amount as of December 31, 1994 was recognized as the future historical cost basis. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition cost.

Other property, plant, and equipment is carried at acquisition or construction cost, less depreciation. Construction cost includes directly attributable costs, an appropriate allocation of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

material and production overhead, and interest accruing during construction. General and administrative costs are not capitalized.

Nonscheduled depreciation is provided for when events or circumstances occur indicating an impairment in the value of assets. Such events or circumstances include prolonged adverse changes in the business environment or in assumptions or expectations considered at the time of initial acquisition.

Noncurrent assets are depreciated or amortized using the straight-line method over the following estimated useful lives:

Years
Mobile communications licenses
UMTS licenses	20 to 22
FCC licenses	20
GSM licenses	10 to 20
Goodwill	3 to 20
Other intangible assets	2 to 7
Buildings	25 to 50
Shop improvements	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Telecommunications power facilities and other	3 to 10
Other equipment, plant, and office equipment	3 to 23

Additions to real estate are depreciated ratably in the year of acquisition. For assets other than buildings acquired in the first half of a year, the full-year rate of depreciation is charged in the year of acquisition and, for those assets acquired in the second half of the year, half the full-year rate of depreciation is charged. This methodology does not result in a significant difference to depreciation amounts calculated had depreciation commenced when the asset was placed in service.

Items with low acquisition cost are expensed in the year acquired.

Maintenance and repair costs are expensed as incurred.

Noncurrent assets are sold or otherwise disposed of at their relevant carrying amount (cost less accumulated depreciation). A gain or loss is recognized in results from operations for the difference between the sale consideration and the carrying amount of the disposed asset.

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

Raw materials and supplies, and merchandise purchased and held for resale, are measured at acquisition cost, while work in process and finished goods are carried at production cost. Based on normal capacity utilization, production cost includes directly attributable costs, such as direct material and labor costs, as well as special production costs, plus an appropriate pro rata allocation of indirect material and labor costs and straight-line depreciation. General and administrative, and selling costs, social amenities expenses, as well as voluntary benefits to personnel, including pensions, are not generally included in production costs. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. Further adjustments to these carrying amounts are recorded for obsolescence. See Note (16) Inventories, Materials and Supplies.

Receivables and other assets are carried at their nominal value. Identifiable individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year to maturity are discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketable securities are carried at the lower of cost or market value at the balance sheet date.

Stock options granted in the course of a contingent capital increase are recognized at the date the options are exercised, and not at the grant date. At the time the options are exercised, the amount received by the Company is transferred to capital stock in the amount of the corresponding nominal capital increase and a value of an additional amount to additional paid-in capital in accordance with § 272 (2) No. 1 HGB.

Accruals for pensions and similar obligations are based on obligations to non-civil servants. They are calculated using actuarial methods in accordance with the internationally accepted Projected Unit Credit Method, which is consistent with U.S. GAAP (SFAS No. 87), and are presented in accordance with SFAS No. 132 (as revised in 2003).

Deutsche Telekom is obliged to make contributions to a pension fund for current and former civil servant employees in annual amounts established by Postreform II, which came into force in 1995, rather than by annual actuarial valuations. The contribution amounts currently due in each period are recognized as an expense in the current period.

Provisions for tax and other accruals, including those for contingent losses and environmental liabilities, are computed in line with prudent commercial practice. Sufficient allowance was made for all identifiable risks when assessing these provisions and accruals.

Deferred taxes are calculated for the expected tax effects of temporary differences between balance sheet amounts in the financial statements and the amounts used for tax reporting purposes, as well as for the temporary differences arising from consolidation adjustments. Deferred taxes are offset and the balance is reported separately either as a deferred tax asset, or as a deferred tax liability reported under tax accruals. For purposes of computing deferred taxes, Deutsche Telekom uses a combined tax rate for domestic companies, covering German corporate income taxes, trade taxes (at an average German assessment national rate), and the solidarity surcharge (Solidaritätszuschlag); the respective local tax rate is used for foreign companies. Deferred taxes are not recognized if the temporary difference will reverse during a period covered by a net operating loss carryforward.

Cost accruals are only recognized by Deutsche Telekom when there is an obligation to carry such liabilities in the balance sheet pursuant to § 249 (1) HGB. These relate mainly to accruals for costs of maintenance work deferred in the financial year but carried out within the first three months of the following year.

No accruals are discounted, with the exception of pensions and similar obligations, accruals for future funding obligations for shortfalls in the Civil Service Health Insurance Fund, and accruals for long-term contingent losses.

Liabilities are carried at their repayment amount. In instances where the repayment amount of a liability is greater than the principal amount, the difference is recorded as an asset and recognized as an adjustment to interest expense over the term of the liability.

Unrealized losses relating to derivative financial instruments that do not qualify for hedge accounting are recognized when incurred, whereas unrealized gains are deferred until realized.

The preparation of consolidated financial statements in accordance with German GAAP requires the Company to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting periods. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTES TO THE CONSOLIDATED STATEMENTS OF OPERATIONS

(1)    Net Revenue

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
T-Com(1)	25,116	26,491	26,427
T-Mobile(1)	21,572	18,339	13,101
T-Systems(1)	7,184	6,895	7,121
T-Online(1)(2)	1,662	1,391	1,027
Group Headquarters & Shared Services	304	573	633
	55,838	53,689	48,309

(1)	Net revenue according to new structure (see note (36) Segment Reporting).
(2)	Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under International Financial Reporting Standards.

Revenue by Geographic Area:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Domestic	34,691	35,288	35,107
International	21,147	18,401	13,202
	55,838	53,689	48,309
Breakdown of international net revenue:
European Union (excl. Germany)	7,962	6,836	6,088
Rest of Europe	5,118	5,067	3,787
North America	7,610	6,166	3,066
Latin America	69	74	85
Other	388	258	176
	21,147	18,401	13,202

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net revenue rose by EUR 2,149 million or 4.0 percent year-on-year despite unfavorable exchange rate trends.
This figure also includes the effect of changes in the composition of the Group, which reduced net revenue by a total of EUR 86 million.

Regulatory decisions and a weak economic environment resulted in a decrease in revenue at T-Com. Further, the deconsolidation of the cable companies contributed to the decline in revenues.

Sustained high growth in subscriber numbers was again the driving force behind the increased revenue at T-Mobile. Changes in the composition of the consolidated group (T-Mobile Netherlands) also had a positive effect on revenue growth.

Positive developments in the telecommunications sector increased revenue at T-Systems, more than offsetting the slight decline in the IT business. This increase in revenue was partially offset by the effect of deconsolidations, in particular of TeleCash and SIRIS.

Revenue growth at T-Online was driven primarily by an expanded customer base, especially for broadband services, coupled with stronger demand for content and services, and the resulting increase in time spent online.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)    Cost of Sales

The cost of sales, which mainly relates to the T-Com and T-Mobile divisions, fell by EUR 13.1 billion year-on-year to EUR 31.4 billion.

This is primarily due to a decrease in the amortization of mobile communications licenses that is included in cost of sales. As a result of the strategic review carried out in 2002, cost of sales was impacted by nonscheduled amortization of mobile communications licenses held by T-Mobile USA and T-Mobile UK totaling EUR 11.6 billion.

Changes in the composition of the Deutsche Telekom Group in 2003 further reduced cost of sales by EUR 0.1 billion.

(3)    Selling Costs

Selling costs increased by EUR 0.2 billion year-on-year to EUR 13.5 billion, of which EUR 0.1 billion are attributable to changes in the composition of the Group. Based on net revenues generated, however, the ratio of selling costs to net revenues decreased from 24.7 percent to 24.2 percent.

The T-Mobile division accounts for the majority of selling costs and the year-on-year increase. This increase is attributable to the full-year consolidation of T-Mobile Netherlands for the first time and higher expenses for marketing and commissions. This is partially offset by lower losses on accounts receivable and provisions for doubtful accounts at T-Com in particular.

(4)    General and Administrative Costs

General and administrative costs decreased year-on-year by EUR 1.1 billion to EUR 5.0 billion. This is equivalent to a 17.9 percent reduction on the prior-year figure. The factors behind this development include efficiency improvements and a decrease in other taxes (see note (12) Other Taxes).

(5)    Other Operating Income

	For the year ended December 31,
	2003	2002	2001
	(millions of €)

Gain on sales of noncurrent assets (including sale of investments)	1,464	818	1,584
Reversal of accruals	804	791	1,139
Income from the reversal of valuation adjustments (including asset-backed securities)	688	556	288
Cost reimbursements	367	388	255
Foreign currency transaction gains	291	222	533
Insurance compensation	63	77	46
Refund of value-added tax (§ 15a Value-Added Tax Act - UStG)	54	68	85
Gain on sales of marketable securities	2	1	1,967
Other income	825	980	722
	4,558	3,901	6,619

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The increase in other operating income is due primarily to higher gains from dispositions of noncurrent assets of approximately EUR 1.5 billion. EUR 0.4 billion of this amount is attributable to the sale of the remaining cable activities, EUR 0.4 billion to the sale of shares in MTS, and approximately EUR 0.1 billion each to the sale of TeleCash, Globe Telekom, and Eutelsat.

Amounts reported in the previous year relate to the sale of Satelindo (EUR 0.2 billion) and the sale of T-Online shares (approximately EUR 0.3 billion).

The increase in income from the reversal of valuation adjustments recorded in prior years amounting to approximately EUR 0.1 billion relates primarily to the receipt of cash on residual interests from asset-backed securitization (ABS) transaction at the T-System division.

Of the total amount of other operating income, EUR 2,680 million (2002: EUR 1,342 million; 2001: EUR 1,897 million) relates to income recognized on transactions consummated in prior years.

(6)    Other Operating Expenses

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Amortization of goodwill	2,521	13,108	3,663
Losses from the disposition of noncurrent assets (including sale of investments)	323	390	478
Foreign currency translation losses	307	310	333
Other expenses	1,933	1,107	604
	5,084	14,915	5,078

Other operating expenses decreased by EUR 9.8 billion year-on-year to EUR 5,084 million. This is attributable to the lower amortization of goodwill which, in 2002, consisted mainly of nonscheduled amortization on the goodwill of T-Mobile USA (EUR 8.3 billion), T-Mobile Netherlands (EUR 1.0 billion), and SIRIS (EUR 0.5 billion) (at T-Systems) primarily as a result of the strategic review.

The increase of EUR 0.8 billion in other expenses is primarily the result of Vivento personnel costs at Deutsche Telekom AG.

Of the operating expenses, EUR 395 million (2002: EUR 463 million, 2001: EUR 534 million) relates to transactions consummated in prior years.

(7)    Financial Income (Expense), Net

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Dividend income from investments	26	41	107
Results related to companies accounted for under the equity method (including amortization of embedded goodwill)	(247)	(430)	(547)
Income (loss) related to associated and related companies	(221)	(389)	(440)
Income from debt securities and long-term loan receivables	7	171	152
Other interest and similar income	703	1,781	408
Interest and similar expense	(4,486)	(6,000)	(4,698)
Net interest income (expense)	(3,776)	(4,048)	(4,138)
Write-downs of financial assets and marketable securities	(34)	(1,585)	(770)
	(4,031)	(6,022)	(5,348)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net financial expense improved year-on-year by EUR 2.0 billion to EUR 4,031 million. The decrease was mainly as a consequence of the decrease in expenses (including the amortization of embedded goodwill) relating to investments in associated companies, specifically the share price-related write-downs of the net carrying amount of the shareholding in France Telecom amounting to EUR 0.6 billion, and valuation adjustments on investments in noncurrent securities totaling EUR 0.4 billion recorded in 2002. In addition, the reversal of the valuation allowance recorded in prior years for the investment in comdirect bank AG had a positive impact on the income (loss) related to associated and related companies, offset by losses relating to Toll Collect totaling EUR 0.4 billion. The net interest expense decreased primarily as a result of the reduction in debt and the recognition of interest income from the reversal of interest rate derivatives that were no longer necessary.

(8)    Income Taxes

Breakdown of results from ordinary business activities:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Germany	4,270	712	2,946
International	(2,872)	(27,862)	(5,507)
	1,398	(27,150)	(2,561)

Breakdown of the Group's income taxes, Germany and international:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Current taxes
Germany	(181)	132	686
International	257	190	91
Deferred taxes
Germany	(357)	(150)	(30)
International	56	(3,019)	4
	(225)	(2,847)	751

Deutsche Telekom AG's combined statutory income tax rate for 2003 amounts to 40.4 percent (compared to 39.0 percent in the two previous years) and includes corporate income taxes at a rate of 26.5 percent, the solidarity surcharge (Solidaritätszuschlag) of 5.5 percent on corporate income tax, and trade taxes at an average German national rate. The German Flood Victims Act (Flutopfersolidaritätsgesetz) resulted in a one-time increase in the corporate income tax rate in 2003 of 1.5 percentage points from 25 percent to 26.5 percent.

The Group's results from ordinary business activities amounted to EUR 1.4 billion. Deutsche Telekom AG also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were incurred in the tax consolidation group. EUR 361 million of the current tax benefit reported relate to the 2002 corporate income tax of T-Mobile International AG & Co. KG as a result of the retroactive change of the legal form of the company from a stock corporation to a partnership. Further, as a result of the corporate reorganization of certain subsidiaries of T-Mobile International AG & Co. KG, the Company incurred tax deductible losses which resulted in the reduction of EUR 436 million in trade taxes during 2003. This tax benefit is offset by tax expense relating to domestic and foreign shareholdings not included in the tax consolidation group.

Deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law. Changes in tax legislation beginning in the 2004 financial year limit the deductibility of tax loss carryforwards in Germany to 60% of current taxable income. As a result only 40% of the temporary differences in the Deutsche Telekom AG consolidated tax group (Organschaft) that are expected to reverse during the period of utilization of the net operating loss carryforwards were recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The decrease in income from deferred taxes year-on-year is due to the fact that deferred tax liabilities were reversed in 2002 as a result of the strategic review and the ensuing nonscheduled amortization of FCC licenses (U.S. licenses issued by the Federal Communications Commission). There were no comparable effects in 2003.

Differences between the total income tax benefit of EUR 225 million (2002: benefit of EUR 2,847 million; 2001: expense of EUR 751 million) and the imputed, "expected" corporate income tax expense computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 40.4 percent, 39.0 percent and 39.0 percent for 2003, 2002 and 2001, respectively, are as follows:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Expected corporate income tax at the statutory income tax rate applicable for the parent company	565	(10,447)	(977)
Increase (decrease) in income tax due to:
Reduction of the Group's results without tax effect	3,136	11,027	2,896
Increase in the Group's results without tax effect	(1,001)	(435)	(966)
Group results not subject to the Group's rate of taxation	(44)	(2,878)	(491)
Permanent and semi-permanent differences between the carrying amounts in the tax accounts and in the financial statements	(1,809)	(34)	611
Other differences between balance sheets prepared for financial reporting and tax reporting	(58)	(323)	0
Trade tax (e.g., long-term debt)	(10)	247	216
Effect of domestic losses	61	386	(1,186)
Effects of changes in tax law and adjustments due to losses	(1,058)	(361)	676
Other	(7)	(29)	(28)
Income taxes	(225)	(2,847)	751
Effective income tax rate	(16%)	11%	(30%)

At December 31, 2003, the Deutsche Telekom Group had net operating loss carryforwards and similar tax loss carryforwards affecting corporate income tax amounting to approximately EUR 17,686 million (2002: EUR 22,198 million) and trade tax net operating loss carryforwards amounting to approximately EUR 5,488 million (2002: EUR 6,448 million). With the exception of non-German net operating loss carryforwards of EUR 10,180 million, the utilization of which is limited to periods from 2005 to 2023, these net operating loss carryforwards have an unlimited carryforward period under German and local tax law.

(9)    (Income) Loss Applicable to Minority Shareholders

(Income) loss applicable to minority shareholders includes EUR 384 million (2002: EUR 390 million; 2001: EUR 322 million) in profits and EUR 14 million (2002: EUR 106 million, 2001: EUR 180 million) in losses. The profits in 2003 relate mainly to Matáv, HT-Hrvatske telekommunikacije, T-Mobile Czech Republic, and Slovak Telecom. The losses relate mainly to CAP Customer Advantage Program in 2003 and to T-Online International AG in 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The consolidated statement of operations for all years presented was prepared using the cost-of-sales method (in accordance with § 275 (3) HGB). As a result, personnel costs and depreciation and amortization, as further described in notes (10) and (11), are no longer separately presented in the consolidated statement of operations.

(10)    Personnel Costs and Average Number of Employees

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Wages and salaries:	10,571	10,467	9,313
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,406	1,340	1,147
Pension costs(1)	1,746	1,497	1,486
Health care expenses	194	176	168
	13,917	13,480	12,114

(1)	Includes the net periodic pension costs, plus the change in additional minimum liability (AML) and the expenses for Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT).

Personnel costs increased by EUR 0.4 billion or 3.2 percent in 2003 to EUR 13.9 billion. This was attributable in particular to an increase in additional minimum liabilities (AML) for pension obligations, in addition to collective bargaining agreements that adjust wages and salaries, offset by lower costs from reduced staff levels.

Number of Employees (Average for the Year)

	For the year ended December 31,
	2003	2002	2001
	Number	Number	Number
Civil servants	49,998	52,961	56,707
Non-civil servants	201,265	202,935	184,953
Total Deutsche Telekom Group	251,263	255,896	241,660
Trainees and student interns	9,958	9,869	8,147

(11)    Depreciation and Amortization

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Amortization of intangible assets	4,678	27,355	5,743
of which: amortization of goodwill	2,521	13,108	3,663
of which: amortization of UMTS licenses and FCC licenses	1,113	13,244	1,414
Depreciation of property, plant, and equipment	8,206	9,525	9,478
	12,884	36,880	15,221

Depreciation and amortization decreased during the year ended December 31, 2003 by EUR 23,996 million or 65.1 percent year-on-year to EUR 12,884 million. The decrease in the amortization of intangible assets is mainly the result of the non-recurrence of nonscheduled amortization of goodwill and mobile communications licenses as a result of the strategic review carried out in the third quarter of 2002. The reduction in amortization is a result of the lower amortization base.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation of property, plant, and equipment fell by EUR 1,319 million (13.8 percent) in the year ended December 31, 2003. In addition to deconsolidation effects (in particular from the sale of the cable business) and the disposal of real estate, this is also due to the decrease in nonscheduled depreciation. In the previous year, property, plant, and equipment was written down by approximately EUR 0.8 billion, of which EUR 0.3 billion relates to real estate, EUR 0.2 billion to submarine cables, and EUR 0.3 billion to other technical assets. Nonscheduled depreciation only amounted to EUR 0.3 billion in 2003; of this amount, EUR 0.2 billion relates to buildings for which no further business use is planned.

(12)    Other Taxes

Other taxes included in the operating results amounted to EUR 162 million, compared with EUR 364 million in 2002 and EUR 57 million in 2001. The decrease in other taxes resulted from the non-recurrence of a one-time expense in the prior year in connection with the Federal Fiscal Court ruling on the recognition of goodwill in Deutsche Telekom AG's tax accounts.

NOTES TO THE CONSOLIDATED BALANCE SHEETS

(13)    Intangible Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	20,606	23,837
of which: UMTS licenses	10,260	11,117
of which: FCC licenses	8,179	10,364
of which: GSM licenses	484	535
Goodwill	24,513	29,436
Advance payments	74	129
	45,193	53,402

The decline in intangible assets by EUR 8.2 billion to EUR 45.2 billion is due primarily to scheduled amortization and a lesser extent the effect of foreign exchange translation losses of foreign group companies, while the investment volume decreased by EUR 4.5 billion to EUR 0.8 billion. The decrease in 2003 as compared to the high level of investments in the prior year, relates in particular to goodwill of EUR 2.7 billion as a result of the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) and T-Mobile Netherlands accounting for EUR 1.7 billion.

At December 31, 2003, Deutsche Telekom did not have any indefinite-lived intangible assets. The following remaining useful lives apply to the mobile communications licenses at December 31, 2003: UMTS licenses: 13.5 to 18.0 years, FCC licenses: 17.4 years, and GSM licenses 6.0 to 18.0 years.

The development of intangible assets is shown in the statement of consolidated noncurrent assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)    Property, Plant, and Equipment

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Land and equivalent rights and buildings including buildings on land owned by third parties	10,399	11,362
Technical equipment and machinery	32,792	38,034
Other equipment, plant, and office equipment	2,038	2,286
Advance payments and construction in progress	2,039	2,273
	47,268	53,955

In addition to decreases arising from foreign currency effects, the EUR 6.7 billion decrease in the carrying amount of property, plant, and equipment to EUR 47.3 billion is due primarily to the sale of the remaining cable businesses, sales of real estate relating to sale-and-lease-back transactions, and further depreciation charges, combined with a decline in the volume of new capital expenditures.

The development of property, plant and equipment is shown in the statement of consolidated noncurrent assets.

Rental and Leasing Obligations

Minimum lease payments under leases expiring subsequent to December 31, 2003 are shown below.

	Capital Leases	Operating leases
Financial Year	(millions of €)
2004	52	1,703
2005	48	1,515
2006	48	1,347
2007	47	1,125
2008	47	995
after 2008	432	5,052
Total minimum lease payments	674	11,737
Imputed interest	(251)
Present value of net minimum lease payments	423

Capital leases relate primarily to office buildings and have terms of up to 25 years. Rental and leasing expenses totalled EUR 1.7 billion in 2003 (2002: EUR 1.7 billion and 2001: EUR 1.2 billion).

(15)    Financial Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Investments in unconsolidated subsidiaries	118	149
Loans to unconsolidated subsidiaries	1	58
Investments in associated companies	2,386	2,593
Other investments in related companies	496	1,021
Long-term loans to associated and related companies	25	3
Other investments in noncurrent securities	86	238
Other long-term loans	78	107
	3,190	4,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net carrying amount of investments in associated companies decreased by EUR 207 million due to currency translation adjustments affecting PTC (Poland), GSM Facilities (United States), and MTS (Russia) in particular. The decline was also due to the sale of the 11.05 percent shareholding in MTS. These factors were partly offset by the addition of shares in GSM Facilities, positive earnings contributions and the reversal of prior write-downs to the net carrying amount of the investment in comdirect bank AG.

The EUR 525 million decrease in other investments in related companies is due primarily to the sale of shares in Globe Telecom (EUR 320 million), Eutelsat (EUR 118 million), and Celcom (EUR 51 million).

Long-term loans to associated and related companies are mainly composed of shareholder loans. The additions relate mainly to loans to DeaSat.

The decrease in other investments in noncurrent securities is attributable in particular to the sale of securities from the portfolio of Deutsche Telekom Holding B.V., Amsterdam, and a valuation adjustment in Deutsche Telekom AG's securities portfolio.

The development of financial assets is shown in the statement of consolidated noncurrent assets. The list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794).

Significant investments in associated companies are shown below:

	As of December 31, 2003			As of December 31, 2002
	Deutsche Telekom share	Net carrying amount	of which: Embedded goodwill(2)	Deutsche Telekom share	Net carrying amount	of which: Embedded goodwill(2)
Name	(%)	(millions of €)		(%)	(millions of €)
PTC	49.00	1,097	877	49.00	1,287	1,122
GSM Facilities	29.20	592	—	25.60	586	—
MTS(1)	25.15	330	5	36.20	455	11
Other		367	107		265	52
		2,386	989		2,593	1,185

(1)	Proportional market value on December 31, 2003: EUR 1,647 million (December 31, 2002: EUR 1,277 million).
(2)	Net difference between carrying value and equity in net assets.

(16)    Inventories, Materials and Supplies

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Raw materials and supplies	391	466
Work in process	307	350
Finished goods and merchandise	635	730
Advance payments	99	10
	1,432	1,556

Inventories, materials and supplies decreased by EUR 124 million or 8.0 percent year-on-year. This figure includes reductions of EUR 15 million resulting from changes in the composition of the Deutsche Telekom Group.

Raw materials and supplies include spare parts for data communications equipment, transmission equipment, and other telecommunications spare parts, components, and cable. Work in process relates mainly to projects that have not yet been completed, such as the installation of telecommunications systems and the implementation of IT systems solutions.

Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing, as well as existing rights of use for submarine cables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advance payments relate primarily to orders for terminal equipment, replacement modules, and replacement components.

(17)    Receivables

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Trade accounts receivable	5,318	5,840
Receivables from unconsolidated subsidiaries	203	171
Receivables from associated and related companies	241	247
	5,762	6,258

The decrease in trade accounts receivable relates in particular to the first-time asset-backed securitization at T-Mobile.

In November 2003, T-Mobile Deutschland GmbH sold without recourse certain trade accounts receivable amounting to approximately EUR 0.5 billion to a special purpose vehicle in a global assignment of debts under an asset-backed securitization program. The contract strictly rules out the retransfer of the receivables sold. Appropriate discounts have been agreed to cover financing and program costs and possible bad debt losses. The contract provides for a rebate of the discounts if the risks covered by the discounts are not utilized by the purchaser. Servicing of the receivables is performed by T-Mobile Deutschland GmbH on behalf of the purchaser.

All receivables are due within one year, with the exception of trade accounts receivables amounting to EUR 16 million.

The following table represents the annual development of the allowance for doubtful accounts:

	As of January 1	Charged to costs and expenses	Amounts written off/released	As of December 31
	(millions of €)
2001	790	1,167	(623)	1,334
2002	1,334	701	(680)	1,355
2003	1,355	376	(944)	787

The Company directly wrote off accounts receivable balances of EUR 282 million in 2003 (EUR 414 million in 2002; EUR 391 million in 2001).

(18)    Other Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Tax receivables	1,526	1,782
Accrued interest	408	390
Receivables from reimbursements and loans receivable	120	96
Receivables from employees	41	46
Miscellaneous other assets	1,067	1,078
	3,162	3,392

The decrease in other assets results mainly to the decrease in tax receivables, which consists mainly of income taxes. The decrease in income tax receivables relates mainly to the refund of a corporate income tax receivable of Deutsche Telekom AG in June 2003. The claim for reimbursement amounting to EUR 550 million related to corporate income tax receivables from the external tax audit for the period 1997 to 1999.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(19)    Marketable Securities

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Treasury shares	7	7
Other marketable securities	166	406
	173	413

The number of treasury shares of 2,670,828, at December 31, 2003 was unchanged from the prior year, and is comprised as follows:

Number of Shares
1996 Employee Stock Purchase Plan	459,900
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Shares acquired from KfW, not yet issued	14,630
2,670,828

The shares are recorded in the balance sheet at an acquisition cost of EUR 2.56 per share. The shares not purchased by employees in 2000 (14,630) were initially shown in the balance sheet at their acquisition cost of EUR 0.9 million, and written down to the lower quoted price at the balance sheet date. Treasury shares account for a total of 0.07 percent of the capital stock.

The decrease in other marketable securities compared with the previous year is mainly attributable to the reduction of Deutsche Bundespost bonds held to maintain favorable trading conditions and to the expiration of callable bonds.

(20)    Liquid Assets

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Checks	8	10
Cash-in-hand and deposits at the Bundesbank	33	42
Cash in banks	9,086	1,853
	9,127	1,905

	As of December 31,
	2003	2002
	Net carrying amount
	(millions of €)
Original maturity less than 3 months	8,686	1,712
Temporary cash investments (original maturity longer than 3 months)	441	193
	9,127	1,905

Cash and cash equivalents with original maturity of less than 3 months consist primarily of fixed-term bank deposits, cash-in-hand, deposits at the Bundesbank, and checks. Temporary cash investments (with maturities longer than three months) consist almost exclusively of fixed-term bank deposits.

The development of cash and cash equivalents is shown in the consolidated statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(21)    Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges of EUR 772 million (Dec. 31, 2002: EUR 771 million) include discounts on loans of EUR 264 million (Dec. 31, 2002: EUR 295 million) which are amortized on a straight-line basis over the terms of the respective liabilities. Other prepaid expenses and deferred charges are also recognized for advance personnel costs and lease payments.

(22)    Shareholders' Equity

A detailed account of the development of the consolidated shareholders' equity for the years 2001, 2002, and 2003 is presented in the consolidated statements of shareholders' equity.

The development of the consolidated shareholders' equity from December 31, 1995 to December 31, 2003 is as follows:

Total shareholders' equity at year-end (millions of €)

(23)    Capital Stock

In accordance with § 5 (1) of its Articles of Incorporation, Deutsche Telekom AG's capital stock totaled EUR 10,746 million as of December 31, 2003, and is composed of 4,197.8 million no-par value ordinary registered shares. Each share entitles the holder to one vote.

The Federal Republic's direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 26.03 percent at December 31, 2003; KfW's shareholding was 16.74 percent at December 31, 2003. 1,093 million individual no-par value shares (EUR 2,797 million) of the capital stock were therefore held by the Federal Republic at December 31, 2003 and 703 million (EUR 1,799 million) by KfW. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA/Powertel, Deutsche Telekom AG granted options on Deutsche Telekom shares in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2003, the number of Deutsche Telekom shares deposited as collateral for the outstanding options granted to T-Mobile USA and Powertel employees amounted to 22,539,480.

Authorized Capital

With the approval of the Supervisory Board, the Board of Management is authorized to increase the capital stock (share capital) by up to a nominal amount of EUR 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares against noncash contributions in the period up to May 25, 2005. The authorization may be exercised in full or in part. Shareholders' preemptive rights are disapplied. The Board of Management is authorized to determine the rights accruing to the shares in the future and the conditions for issuing shares, with the approval of the Supervisory Board. As of December 31, 2003, 1,168,148,391 of the 1,509,802,017 authorized no-par value shares had been issued for the acquisition of T-Mobile USA and Powertel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contingent Capital

The capital stock has been contingently increased by up to EUR 500,000,000, divided into 195,312,500 shares (contingent capital I). The contingent capital increase will be implemented only to the extent that

a.	the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorization granted by resolution of the shareholders' meeting on May 29, 2001, exercise their conversion or option rights; or

b.	the holders and creditors obligated to convert bonds issued by May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings pursuant to the authorization granted by the resolution of the shareholders' meeting of May 29, 2001, fulfill their conversion obligation.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations. Contingent capital I was used in 2003 to issue convertible bonds amounting to approximately EUR 2.3 billion that will be converted into shares of Deutsche Telekom AG common stock at maturity (June 1, 2006). The convertible bonds were issued by Deutsche Telekom's financing company in the Netherlands — Deutsche Telekom International Finance B.V. — and are guaranteed by Deutsche Telekom AG. The securities were issued at par with a coupon of 6.5 percent. Depending on share price performance, the conversion ratio may fluctuate between 3,417.1679 to 4,237.2881 shares per bond (EUR 50,000 par value). The securities were placed with non-U.S. institutional investors outside the United States.

On the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 307,200,000, composed of up to 120,000,000 new no-par value registered shares (contingent capital II). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG, to members of Deutsche Telekom's second-tier management, and to other executives, managers, and specialists of Deutsche Telekom AG, and to members of the boards of management, members of management, and other executives, managers, and specialists of lower-tier group companies in Germany and other countries as part of the Deutsche Telekom 2001 Stock Option Plan. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2001 Stock Option Plan had been exercised as of December 31, 2003.

On the basis of the authorizing resolution adopted by the shareholders' meeting on May 25, 2000, in conjunction with the amending resolution by the shareholders' meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 new no-par value registered shares (contingent capital III). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG and executives of the Company, and to members of the boards of management, members of management, and other executives of lower-tier subsidiaries as part of the Deutsche Telekom 2000 Stock Option Plan established on the basis of a resolution by the shareholders' meeting on May 25, 2000. It will only be implemented if these beneficiaries exercise their stock options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of December 31, 2003.

Treasury Shares

The shareholders' meeting on May 20, 2003 rescinded the authorization of the Board of Management to acquire treasury shares resolved by the shareholders' meeting on May 28, 2002 with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effect from the end of the shareholders' meeting on May 20, 2003. At the same time, the Board of Management of Deutsche Telekom AG was authorized to acquire up to 419,775,242 shares, i.e., up to almost 10 percent of the capital stock, before November 19, 2004. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used to list the Company's shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders on the basis of a subscription offer made to all shareholders, or sold other than on the stock exchange or by the way of an offer to all shareholders. The authorizations to acquire and utilize treasury shares may be exercised in full or in parts.

(24)    Additional Paid-In Capital

The additional paid-in capital of the Group exceeds Deutsche Telekom AG's additional paid-in capital of EUR 24,333 million by EUR 25,759 million. This is due in part to the recognition of the new Deutsche Telekom shares issued in the course of the acquisition of T-Mobile USA and Powertel at fair value (EUR 28,680 million) instead of at their par value (EUR 2,990 million), which is permitted in the consolidated financial statements. There were also other allocations to additional paid-in capital in 2003 at Group level amounting to approximately EUR 1 million (2002: EUR 68 million) from the exercise of conversion options by former shareholders of T-Mobile USA and Powertel. The shares of Deutsche Telekom reserved for these conversion options in a trust were included in the single-entity financial statements of Deutsche Telekom AG in 2001 at the time of the appropriation of the additional paid-in capital.

(25)    Retained Earnings

In addition to the transfers made from Deutsche Telekom AG's net income from prior years, retained earnings include the consolidated Group's share of the consolidated subsidiaries' net income or losses, provided they were generated by such subsidiaries since being included in the consolidated group, as well as a reserve for treasury shares held by the Company in accordance with § 272 (4) HGB. This item also includes the cumulative effects of consolidation adjustments from prior years.

(26)    Minority Interest

Minority interest represents the minority shareholders' proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Online International AG, HT-Hrvatske telekommunikacije, Matáv, Slovak Telecom, and T-Mobile Czech Republic.

(27)    Stock-Based Compensation

Deutsche Telekom AG

2000 Stock Option Plan

In the 2000 financial year, Deutsche Telekom granted stock options to members of the Board of Management and senior managers of Deutsche Telekom AG and to members of the boards of management and senior managers of Group companies within and outside Germany for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2000. The closing price of Deutsche Telekom AG's common stock quoted in Xetra trading at Deutsche Börse AG, Frankfurt/Main, on the grant date was EUR 60.40 per share. The term of the options runs until July 20, 2005.

The options were not exercisable before the end of the lock-up period on July 19, 2002. The options may only be exercised if and when the absolute and relative performance targets have both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

The absolute performance target is achieved when the moving thirty-day average closing price of the T-Share in Xetra trading at Deutsche Börse AG, Frankfurt/Main, exceeds the exercise price of EUR 62.69 by more than 20 percent at the end of the lock-up period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The relative performance target is linked to share price performance relative to the performance of the Dow Jones EuroSTOXX 50© Total Return Index. The options may only be exercised if, after the end of the two-year lock-up period, the share price performance adjusted for dividends, preemptive rights, and other special rights (total shareholder return) exceeds the performance of the EuroSTOXX 50© Total Return Index measured on a moving thirty-day average basis.

Neither the absolute target nor the relative target had been exceeded at December 31, 2003.

Deutsche Telekom AG reserves the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights – SARs) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2003, no resolution on conversion had been passed to this effect.

As of December 31, 2003, the weighted average remaining contractual life of the outstanding options from the 2000 Stock Option Plan was approximately 1.5 years.

The shareholders' meeting in May 2001 resolved that no further stock options would be granted on the basis of the 2000 Stock Option Plan. The contingent capital was reduced by the appropriate amount.

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2000 Stock Option Plan are as follows:

	2000 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	994	62.69	1,001	62.69	1,022	62.69
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	7	62.69	7	62.69	21	62.69
Outstanding at end of year	987	62.69	994	62.69	1,001	62.69
Exercisable at end of year	0	—	0	—	0	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001 Stock Option Plan

For the 2001 Stock Option Plan, the shareholders' meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no-par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management, other executives, and specialists of the Company and lower-tier subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan. In accordance with the resolution passed by the shareholders' meeting, the allocation of the total number of options to beneficiaries is as follows:

•	a maximum of 15 percent to members of the Board of Management of Deutsche Telekom AG,

•	a maximum of 20 percent to members of Deutsche Telekom AG's second-tier management,

•	a maximum of 15 percent to other executives, managers and specialists of Deutsche Telekom AG,

•	a maximum of 15 percent to members of the boards of management of Group companies within and outside Germany,

•	a maximum of 35 percent to other executives, managers and specialists of Group companies within and outside Germany.

The following conditions apply under the terms of the 2001 Stock Option Plan:

50 percent of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50 percent of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

The exercise price is payable upon exercise of the options. The exercise price per share is 120 percent of the reference price. The reference price corresponds to the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG's Xetra trading in Frankfurt/Main (or a successor system to the Xetra system) over the last thirty trading days before the grant of the options. If the average closing price calculated by this method is lower than the closing price of Deutsche Telekom shares in Deutsche Börse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the heirs.

Deutsche Telekom AG reserves the right, at its own discretion, to settle the options through the payment of a cash amount (stock appreciation rights – SARs) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2003, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the 2001 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock quoted in Frankfurt in Xetra trading on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock quoted in Frankfurt in Xetra trading on the grant date was EUR 10.30 per share. The term of the options runs until July 14, 2012.

As of December 31, 2003, the weighted average remaining contractual life of all outstanding options from the 2001 Stock Option Plan was approximately 8.1 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2001 Stock Option Plan are as follows:

	2001 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	11,964	24.22	8,219	30.00	—	—
Granted	0	—	3,928	12.36	8,221	30.00
Exercised	0	—	0	—	0	—
Forfeited	196	25.89	183	29.16	2	—
Outstanding at end of year	11,768	24.25	11,964	24.22	8,219	30.00
Exercisable at end of year	3,964	30.00	0	—	0	—

5,360 SARs were forfeited in 2003. As of December 31, 2003, 162,560 of the SARs granted between 2001 and 2003 to employees in countries in which it was not legally possible to grant stock options were still outstanding.

T-Online International AG

2000 Stock Option Plan

In 2000, T-Online, for the first time, granted stock options to certain employees of T-Online International AG. On July 6, 2000, T-Online used its authority under shareholders' resolutions adopted in March 2000 to grant 214,473 options in respect of 214,473 shares of its stock to participants in its Stock Option Plan at an exercise price of EUR 37.65. The term of the options runs until July 6, 2005. In accordance with the resolution by the shareholders' meeting in March 2000, a total of 20,000,000 shares were reserved as contingent capital for future issuance under the 2000 Stock Option Plan. This contingent capital increase was reduced to EUR 214,473.00 at the shareholders' meeting on May 30, 2001.

No options granted under the 2000 Stock Option plan have yet been exercised, firstly because they were not exercisable until the end of the lock-up period on July 6, 2002 and, secondly, because the options are only exercisable when both the absolute and the relative performance targets have been exceeded at least once in the period between July 7, 2002 and July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing price of the T-Online share in Xetra trading exceeds the exercise price by more than 40 percent. The relative performance target is linked to share price performance relative to the performance of the Dow Jones EuroSTOXX Telecom index. The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options, and other special rights (total shareholder return), exceeds the performance of the EuroSTOXX Telecom index by more than 20 percent measured on a moving thirty-day average basis.

The weighted average remaining contractual life as of December 31, 2003 was 1.5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2000 Stock Option Plan are as follows:

	2000 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	112	37.65	117	37.65	177	37.65
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	0	—	5	37.65	60	37.65
Outstanding at end of year	112	37.65	112	37.65	117	37.65
Exercisable at end of year	0	—	0	—	0	—

2001 Stock Option Plan

The shareholders' meeting on May 30, 2001 contingently increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the boards of management of T-Online International AG, and authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

The Stock Option Plan is structured as a "premium priced plan." The exercise price is payable upon exercise of the options. The exercise price per share is 125 percent of the reference price. The reference price corresponds to the non-weighted average closing price of T-Online shares in Deutsche Börse AG's Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange over the last thirty trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of T-Online shares in Deutsche Börse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price.

Options are granted in annual tranches for periods of five years; stock options can be granted until 2005.

50 percent of the options granted may only be exercised after a two-year lock-up - calculated from the grant date of the options. The remaining 50 percent of the options granted may only be exercised three years after the day the preemptive rights are issued. The options have a life of ten years from the date of granting, meaning that options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeited without replacement or compensation at the latest on August 12, 2011 and July 14, 2012 respectively. As of December 31, 2003, the weighted average remaining contractual life of the outstanding options from the 2001 Stock Option Plan was approximately 8 years.

2,369,655 options were granted on August 13, 2001 in the first tranche on the basis of the resolution adopted by the shareholders' meeting in May 2001. A further 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price, i.e., the performance target, for the first tranche is EUR 10.35 (125 percent of the reference price of EUR 8.28) and for the second tranche EUR 10.26 (125 percent of the reference price of EUR 8.21). The Board of Management decided not to issue the tranche for 2003.

On this basis, 26,410 stock options have been exercised from the 2001 tranche since August 14, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2001 Stock Option Plan are as follows:

	2001 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	4,415	10.31	2,348	10.35	0	—
Granted	0	—	2,067	10.26	2,369	10.35
Exercised	26	10.35	0	—	0	—
Forfeited	205	10.35	0	—	21	10.35
Outstanding at end of year	4,184	10.31	4,415	10.31	2,348	10.35
Exercisable at end of year	1,062	10.35	0	—	0	—

Stock Option Plan for the Acquisition of Ya.com Shares

In connection with the acquisition of shares in Ya.com, employees of Ya.com were granted 1,863,886 options for T-Online shares, for which the capital stock of T-Online was increased by EUR 1,863,886 in accordance with a resolution adopted on September 22, 2000.

The activities relating to the stock options granted by T-Online International AG as part of the acquisition of shares are as follows:

	Ya.com 2000 Stock Option Plan
	2003		2002		2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	366	0.00	1,084	0.00	1,864	0.00
Granted	0	—	0	—	0	—
Exercised	363	0.00	376	0.00	692	0.00
Forfeited	3	0.00	342	0.00	88	0.00
Outstanding at end of year	0	0.00	366	0.00	1,084	0.00
Exercisable at end of year	0	0.00	366	0.00	1,084	0.00

In its function as conversion trustee, Dresdner Bank holds 433,000 (2002: 430,000) options that may be sold under certain circumstances upon instructions by T-Online International AG. As the issuance of shares underlying these options for cash is viewed as an indirect cash payment by Ya.com shareholders to T-Online International AG as a result of the issue of T-Online shares, the proceeds of the sale of these options will be allocated upon sale as a premium to additional paid-in capital.

T-Mobile USA

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of T-Mobile USA common stock divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2003, 22.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan ("MISOP"), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

The activities relating to the stock options granted since the acquisition of T-Mobile USA are as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		Seven months ended December 31, 2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	($)	(in thousands)	($)	(in thousands)	($)
Outstanding at beginning of year	24,980	16.41	22,090	16.21	6,444	58.27
Conversion of historical T-Mobile USA options	—	—	—	—	(6,444)	58.27
Adjustment for T-Mobile merger	—	—	—	—	24,278	15.36
Granted	865	12.86	5,964	13.35	0	—
Exercised	3,709	4.20	2,133	3.35	1,639	3.21
Forfeited	1,865	21.34	941	19.51	549	17.47
Outstanding at end of year	20,271	17.95	24,980	16.41	22,090	16.21
Exercisable at end of year	11,756	17.88	10,028	13.95	6,299	9.88

	Outstanding options as of December 31, 2003			Exercisable options as of December 31, 2003
Ranges of the exercise prices	Number	Weighted average remaining contractual life	Weighted- average exercise price	Number	Weighted- average exercise price
($)	(in thousands)	(years)	($)	(in thousands)	($)
0.02 – 7.60	2,750	4.2	2.79	2,840	2.79
7.60 – 15.20	7,673	7.3	12.22	2,551	11.00
15.20 – 22.80	58	5.8	17.50	58	17.50
22.80 – 30.39	8,604	6.3	26.30	5,412	26.88
30.39 – 37.99	1,186	6.1	30.97	895	30.97
0.02 – 37.99	20,271	6.4	17.95	11,756	17.88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2003, 860,000 options were granted to certain key executives of T-Mobile USA under the Option Plan discussed above. These options vest based on meeting certain growth and financial performance measures and have a term of up to 10 years. Options granted, exercised and cancelled are summarized as follows:

	Year ended December 31, 2003
	Stock options	Weighted- average exercise price
	(in thousands)	($)
Outstanding at beginning of year	—	—
Granted	860	3.81
Exercised	(10)	3.81
Forfeited	—	—
Outstanding at end of year	850	3.81
Exercisable at end of year	133	3.81

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

	Outstanding options as of December 31, 2003			Exercisable options as of December 31, 2003
Ranges of the exercise prices	Number	Weighted average remaining contractual life	Weighted- average exercise price	Number	Weighted- average exercise price
($)	(in thousands)	(years)	($)	(in thousands)	($)
0.00 – 7.60	850	9.0	3.81	133	3.81

Powertel

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each share of Deutsche Telekom common stock corresponds to the applicable exercise price per share of Powertel common stock divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

The Powertel 2000 Stock Plan had 456,611 shares available at December 31, 2003. This plan was changed as a consequence of the acquisition. Under the terms of this plan, all employees, managers, directors, consultants, and advisors may be eligible for the allocation of options, conditional share allocations, or other allocations within the framework of the 2000 Stock Plan.

A total of 962,118 shares were available for outstanding options at December 31, 2003 for the Powertel Employee Stock Option Plan in force since 1991 ("1991 Option Plan"). The Powertel Board of Directors has decided not to grant any further options under the 1991 Option Plan.

At December 31, 2003, there were no shares available for outstanding options for the Non-employee Stock Option Plan ("Non-employee Plan"). The Powertel Board of Directors has decided not to grant any further options under the Non-employee Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The activities relating to the stock options granted since the acquisition of Powertel are as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		Seven months ended December 31, 2001
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	($)	(in thousands)	($)	(in thousands)	($)
Outstanding at beginning of period	1,790	21.85	2,509	19.50	2,010	53.31
Conversion of historical Powertel options	—	—	—	—	(2,010)	53.31
Adjustment for T-Mobile merger	—	—	—	—	5,323	20.04
Granted	0	0.00	0	0.00	0	—
Exercised	171	5.05	446	5.39	1,200	6.29
Forfeited	201	28.65	273	27.27	1,614	31.42
Outstanding at end of year	1,418	22.79	1,790	21.85	2,509	19.50
Exercisable at end of year	1,100	20.62	891	16.93	883	8.76

	Outstanding options as of December 31, 2003			Exercisable options as of December 31, 2003
Ranges of the exercise prices	Number	Weighted average remaining contractual life	Weighted- average exercise price	Number	Weighted- average exercise price
($)	(in thousands)	(years)	($)	(in thousands)	($)
0.02 – 7.60	394	4.1	5.60	394	5.60
7.60 – 15.20	98	4.3	9.72	99	9.72
15.20 – 22.80	19	6.1	19.97	16	19.86
22.80 – 30.39	418	6.9	26.92	226	26.91
30.39 – 37.99	489	6.2	35.87	365	35.95
0.02 – 37.99	1,418	5.7	22.79	1,100	20.62

Matáv

On April 26, 2002, the shareholders' meeting of Matáv approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders' meeting of Matáv authorized Matáv's Board of Directors to purchase 17 million "A" series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, Matáv used its authority under the shareholders' resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable 2003) and HUF 950 for the second tranche and third tranche (exercisable 2004/2005). The quoted fair market value of Matáv common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options expire five years from the date of grant (June 30, 2007). The remaining contractual life as of December 31, 2003 was 3.5 years.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

The activities relating to the share options granted by Matáv are as follows:

	2003		2002
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
	(in thousands)	(HUF)	(in thousands)	(HUF)
Outstanding at beginning of year	3,965	944	0	—
Granted	0	—	3,965	944
Exercised	0	—	0	—
Forfeited	310	944	0	—
Outstanding at end of year	3,655	944	3,965	944
Exercisable at end of year	1	944	0	0

(28) Accruals for Pensions and Similar Obligations

Deutsche Telekom's pension obligations for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the Basic Law (Grundgesetz - GG). Deutsche Telekom's indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits further amounts to this account; when the insured event occurs, the account balance is paid out in full, in installments, or converted into a pension. If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting the Company's obligations. Since November 2000, Deutsche Telekom has assumed the direct obligation to provide payments to pensioners covered by this collective agreement. VAP's obligations are therefore suspended (parallel obligation). Pension accruals are recognized for financial reporting purposes for the now direct pension obligations in accordance with U.S. GAAP (SFAS No. 87). Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the balance sheet for tax reporting purposes in accordance with § 6a of the Income Tax Act (EStG). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP's business plan, Deutsche Telekom will to a certain extent continue to be delegated additional obligations and assigned the corresponding assets on a pro rata basis.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the composition of pension obligations:

	As of December 31,
	2003	2002
	(millions of €)
Pension obligations:
— Direct	3,163	2,927
— Indirect	1,286	1,007
Obligations in accordance with Article 131 GG	7	8
	4,456	3,942

The obligation amounts shown contain an "additional minimum liability" for individual pension plans. An additional minimum liability is a step-up amount for pension obligations relating to certain pension plans; these changes are recognized in income under German GAAP, but directly in equity under U.S. GAAP. Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,553 million (2002: EUR 3,465 million).

	As of December 31,
	2003	2002
	(millions of €)
Actuarial present value of benefits:
Vested benefit obligation	4,455	3,978
Nonvested benefit obligation	486	409
Accumulated benefit obligation	4,941	4,387
Effect of projected future salary increases	91	85
Projected benefit obligation	5,032	4,472
Plan assets at fair value	(489)	(412)
Projected benefit obligations in excess of plan assets	4,543	4,060
Unrecognized net losses	(990)	(595)
Unfunded accrued pension cost	3,553	3,465
Additional minimum liability	903	477
Total obligation	4,456	3,942

Calculation of Pension Accruals

	As of December 31,
	2003	2002
	(millions of €)
Unfunded accrued pension cost	3,555	3,467
Prepaid pension cost	(2)	(2)
Accrual for pensions	3,553	3,465

Taking into consideration the assets transferred to other entities, the pension obligations were fully disclosed.

The carrying amount of the corresponding pension accruals measured in accordance with § 6a EStG are EUR 3,674 million (2002: EUR 3,474 million).

The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP (SFAS No. 87), and using the assumptions at the respective balance sheet dates as shown in the following table:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumptions for the Measurement of Benefit Obligations

	As of December 31,
	2003	2002	2001
Discount rate	5.25%	5.75%	6.00%
Projected salary increase	2.75%-3.50%	2.75%-3.50%	2.75%-3.50%
Projected pension increase	1.50%	1.50%	1.50%

Assumptions for Determining the Net Periodic Pension Cost

	For the year ended December 31,
	2003	2002	2001
Discount rate	5.75%	6.00%	6.25%
Projected salary increase	2.75%-3.50%	2.75%-3.50%	2.75%-3.50%
Expected return on assets	6.00%	6.00%	6.00%-6.50%
Projected pension increase	1.50%	1.50%	1.50%

Development of the Projected Benefit Obligation

	2003	2002
	(millions of €)
Projected benefit obligation, beginning of year	4,472	4,164
Service cost	140	155
Interest cost	251	241
Change in obligations	24	(59)
Actuarial losses	395	201
Total benefits actually paid	(250)	(230)
Projected benefit obligation, end of year	5,032	4,472

Development of Plan Assets at Fair Value

	2003	2002
	(millions of €)
Plan assets at fair value, beginning of year	412	405
Actual return on plan assets	14	(20)
Contributions by employer	87	79
Benefits actually paid through pension funds	(58)	(52)
Change in obligations	34	0
Plan assets at fair value, end of year	489	412

Information on Pension Plans with Accumulated Benefit Obligation Exceeding Assets:

	As of December 31,
	2003	2002
	(millions of €)
Projected benefit obligation	1,813	1,533
Accumulated benefit obligation	1,754	1,474
Transferred assets	489	412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Breakdown of Plan Assets:

	As of December 31,
	2003	2002
Equity securities	18%	20%
Debt securities	43%	47%
Other	39%	33%

Investment Strategy

Deutsche Telekom's investment strategy is conservative and concentrates on safeguarding liquidity and on investments in the euro region; no derivative instruments are used. Most investments are made in time deposits and fixed-rate notes. Unless regulated by the requirements of § 54 of the Insurance Supervision Act, the investment strategy is determined by investment committees which regularly review investment decisions made.

Net Periodic Pension Cost

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Service cost	140	155	144
Interest cost	251	241	228
Expected return on plan assets	(27)	(24)	(24)
Amortization of gains and losses	13	7	0
Net periodic pension cost	377	379	348

Expected Amounts for Subsequent Years

Expected contributions by employer in 2004	EUR 87 million

Civil Servant Retirement Arrangements

Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstützungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect to July 1, 2000. The BPS-PT works for the fund of all three companies and also handles financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz - PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom AG's payment obligations to its special pension fund is defined under § 16 of the law concerning the Legal Provisions for the former Deutsche Bundespost Staff (PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross remuneration of active civil servants and the notional pensionable gross remuneration of civil servants on leave of absence. The funding of this contribution is recognized as a period expense. These contributions amounted to EUR 809 million in the year ended December 31, 2003 (2002: EUR 838 million; 2001: EUR 845 million) (see note (34) Guarantees and Commitments, and Other Financial Obligations).

Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG and returns on assets, and guarantees that the special pension fund has sufficient monies to satisfy the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(29) Other Accruals

	As of December 31,
	2003	2002
	(millions of €)
Taxes	1,762	2,086
Provisions for deferred taxes	919	1,646
Accruals other than taxes
Employee benefits
Civil Service Health Insurance Fund	1,358	1,101
Personnel restructuring	566	558
Other obligations	1,231	1,080
	3,155	2,739
Outstanding invoices	1,849	2,540
Unused telephone units	524	500
Investment risks	399	126
Advertising cost subsidies / commissions	300	351
Restoration commitments	265	303
Loss contingencies	243	426
Refunds to be granted	230	168
Risks related to real estate	220	227
Litigation risks	209	164
Deferred maintenance	67	55
Other accruals	1,105	824
	8,566	8,423
	11,247	12,155

The Civil Service Health Insurance Fund (PBeaKK) provides services for its members mainly in cases of illness, birth, or death and calculates the allowances. When Postreform II came into effect, the PBeaKK was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund's sources of regular income and benefits paid. The present value of this future deficit has been determined on the basis of actuarial principles, based on the new "1998 life expectancy tables" by Prof. Dr. Klaus Heubeck ("Richttafeln 1998"), which primarily reflect the increase in average life expectancy. Deutsche Telekom is required to cover part of this deficit, and has recognized an accrual for its share. The expense for the addition to this accrual was EUR 271 million in the year ended December 31, 2003 (2002: EUR 44 million; 2001: EUR 70 million), in particular as a result of the decrease in the discount rate.

Deutsche Telekom had, in response to competition, announced its intention to reduce its workforce by approximately 60,000 to 170,000 full-time equivalent employees by the end of the year 2000 (excluding employees of subsidiaries first consolidated after January 1, 1995) through natural attrition, early retirement, and other programs. The planned reductions included an estimated 38,300 non-civil servants expected to leave under voluntary separation agreements. The personnel restructuring program has now been completed. There are, however, still contracts originating from this time which have to be fulfilled. In particular collective agreements are still used for bridging allowances and old-age part-time work and lead to the establishment of new accruals when a fixed contract is finalized.

Non-civil servants accepted severance offers in the current year.

The personnel restructuring accruals, other human resources obligations, and other accruals include accruals of EUR 662 million for restructuring measures, which developed as follows in the 2003 financial year:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Type of restructuring activities

	Accruals as of January 1, 2003	Additions to accruals	Usage of accruals	Accruals as of December 31, 2003
	(millions of €)
Personnel restructuring accruals	558	192	184	566
Contracts terminated prematurely	62	49	30	81
Other	16	13	14	15
	636	254	228	662

Personnel restructuring accruals mainly relate to Deutsche Telekom AG (EUR 390 million) and T-Systems CDS (EUR 24 million). Restructuring accruals for premature termination of contracts consist primarily of accruals at T-Systems CDS of EUR 68 million.

The decrease in accruals for loss contingencies in 2003 is primarily due to the reduction of prior year accruals for debt premiums at T-Mobile USA amounting to EUR 150 million. These accruals were the result of the difference between the repayment amount and the higher fair value of bonds. The repurchase of the bonds issued reduced the accrual to EUR 1 million in 2003.

The accruals for unused telephone units are recognized for charges for telephone services as yet not rendered but which have already been recognized as income.

The increase in accruals for investment risks relates primarily to our investment in Toll Collect.

(30) Liabilities

	As of December 31, 2003				As of December 31, 2002
		of which due				of which due
	Total	within one year	in one to five years	after 5 years	Total	within one year	in one to five years	after 5 years
	(millions of €)				(millions of €)
Debt
Bonds and debentures	51,613	12,295	22,336	16,982	56,752	8,535	29,243	18,974
Liabilities to banks	3,798	806	1,928	1,064	6,292	1,341	3,534	1,417
	55,411	13,101	24,264	18,046	63,044	9,876	32,777	20,391
Other liabilities
Advances received	402	402	—	—	414	228	186	—
Trade accounts payable	4,175	4,143	32		3,833	3,807	26	—
Liabilities on bills accepted and drawn	4	4	—	—	0	—	—	—
Payables to unconsolidated subsidiaries	198	198	—	—	158	157	1	—
Payables to associated and related companies	213	213	—	—	147	147
Other liabilities	5,459	4,264	179	1,016	5,989	4,436	448	1,105
of which: from taxes	(1,091)	(1,091)	—	—	(1,159)	(1,159)	—	—
of which: from social security	(100)	(100)	—	—	(153)	(153)	—	—
	10,451	9,224	211	1,016	10,541	8,775	661	1,105
Total liabilities	65,862	22,325	24,475	19,062	73,585	18,651	33,438	21,496

The main items under bonds and debentures relate to old bonds issued by Deutsche Bundespost amounting to EUR 9.2 billion, and bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, between 2000 and 2003 with the following terms:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Structure of the 2000 global bond:

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	2,250,000,000	2,250,000,000	6.625%	2005
EUR	750,000,000	750,000,000	7.125%	2010
GBP	625,000,000	885,394,532	7.625%	2005
GBP	300,000,000	424,989,375	7.625%	2030
USD	3,000,000,000	2,380,196,792	8.250%	2005
USD	3,000,000,000	2,380,196,792	8.500%	2010
USD	3,500,000,000	2,776,896,223	8.750%	2030
JPY	90,000,000,000	667,953,888	2.000%	2005

Structure of the 2001 eurobond:

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	4,500,000,000	4,500,000,000	6.375%	2006
EUR	3,500,000,000	3,500,000,000	7.125%	2011

After downgrading by Moody's from A3 to Baa1 in March 2002, and by Standard & Poor's from A- to BBB+ in April 2002, the coupons of the 2000 global bond and the 2001 eurobond increased by 0.5 percent. The change in the interest rate has already been included in the tables. If Deutsche Telekom is upgraded to at least an A- level by both agencies, the coupons will be reduced again by 0.5 percent.

Structure of the 2002 global bond:

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	2,000,000,000	2,000,000,000	8.125%	2012
EUR	2,500,000,000	2,500,000,000	7.500%	2007
USD	500,000,000	396,699,460	9.250%	2032

The coupons of the 2002 global bond will increase by 0.5 percent if Deutsche Telekom is downgraded by Standard & Poor's and Moody's to below Baa1 / BBB+ respectively.

Structure of the 2003 USD bond

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
USD	750,000,000	595,049,190	3.875%	2008
USD	1,250,000,000	991,748,651	5.250%	2013

In February 2003, Deutsche Telekom issued a mandatory convertible bond, via its financing subsidiary Deutsche Telekom International Finance B.V., generating proceeds totaling approximately EUR 2.3 billion. This mandatory convertible bond is convertible into common shares of Deutsche Telekom no later than June 2006 at a conversion rate that depending on share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). Each bondholder has the right to convert each bond at any time between July 1, 2003 and April 30, 2006 at a conversion ratio that is equal to 3,417.1679. The bond bears interest at 6.5% per annum.

Deutsche Telekom International Finance B.V. is a wholly owned subsidiary of Deutsche Telekom AG, and its bond issuances are unconditionally and irrevocably guaranteed by Deutsche Telekom AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Breakdown of bonds and debentures:

	Effective interest rate
Due in	up to 6%	up to 7%	up to 8%	up to 9%	over 9%	Total
	(millions of €)
2004	2,757	3,233	6,212	93		12,295
2005	2,091	2,417	886	2,380		7,774
2006	453	4,500	2,288			7,241
2007	500	500	2,500		80	3,580
2008	3,741					3,741
after 2008	1,004	1,569	6,844	7,157	408	16,982
	10,546	12,219	18,730	9,630	488	51,613

Liabilities to banks (mainly loan notes and short-term loans) due in the next five years and thereafter are as follows:

Due in	Amounts
(millions of €)
2004	806
2005	1,444
2006	123
2007	119
2008	242
after 2008	1,064
3,798

The average effective interest rate of total debt is as follows:

Bonds and debentures	6.82% per annum (2002: 6.69% per annum)
Liabilities to banks	6.12% per annum (2002: 5.74% per annum)

Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities of up to EUR 18.1 billion. These include syndicated loan facilities entered into by Deutsche Telekom AG and T-Mobile UK for EUR 9.0 billion (Deutsche Telekom syndicated credit) and EUR 3.9 billion (T-Mobile UK syndicated credit). Deutsche Telekom AG serves as guarantor of the T-Mobile UK syndicated loan. The level of the interest rates depends on Deutsche Telekom's rating, the amount of the syndicated credit, and the LIBOR rate plus margin ranking to be applied, from 0.275 to 0.500 percent. The loan commitment fee is between 0.050 and 0.200 percent and also depends on Deutsche Telekom's rating. EUR 1.0 billion of the T-Mobile UK syndicated credit has been used at December 31, 2003. This syndicated credit facility has an interest rate of 4.22 percent, excluding the loan commitment fee.

Part of the syndicated credit serves as collateral for Deutsche Telekom's commercial paper program. Deutsche Telekom may not draw on the syndicated credit in the amount of the drawings on the commercial paper drawdowns. Deutsche Telekom had not issued any commercial paper at December 31, 2003. There were no additional outstanding debts relating to the Deutsche Telekom syndicated credit at the end of 2003. Deutsche Telekom's credit facilities continue to include bilateral bank lines amounting to EUR 5.2 billion, of which EUR 0.3 billion had been used at the end of 2003 for short-term drawings and EUR 0.2 billion for guarantees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The development of debt over time is shown below:

Debt (millions of €)

The Company's original debt was raised principally to finance the development of the communications networks in Eastern Germany.

The increase in debt in 2001 was primarily a result of the acquisition and first-time consolidation of T-Mobile USA and Powertel.

Debt decreased by approximately EUR 4.0 billion in 2002, despite the acquisition of the remaining shares in debis Systemhaus and T-Mobile Netherlands, mainly because of cash generated from operations, divestitures of real estate and financial assets, and positive foreign currency effects.

In 2003, cash generated from operations, sales of assets, and positive foreign currency effects were the main drivers behind the further reduction in debt. New debt resulted primarily from the issuance of a U.S. dollar bond and a mandatorily convertible bond.

Financial liabilities include borrowings of EUR 17,261 million (2002: EUR 20,777 million) in foreign currencies.

Certain debt agreements contain affirmative and negative covenants, including financial covenants, and provide for various events of default. As of December 31, 2003, Deutsche Telekom and its subsidiaries were in compliance with these covenants. Additionally, certain subsidiaries of Deutsche Telekom are or may be subject to debt covenants that restrain the payment of dividends or the making of loans to Deutsche Telekom AG. With regard to non-wholly owned subsidiaries, agreements with minority shareholders or generally applicable principles of law relating to the rights of minority shareholders may in some instances restrict the ability of Deutsche Telekom to direct the payment of dividends or making of loans from those subsidiaries to Deutsche Telekom AG. The ability of subsidiaries to pay dividends may be subject to limitations relating to the availability of sufficient retained earnings or other law requirements of general applicability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Liabilities

	As of December 31,
	2003	2002
	(millions of €)
Interest	1,698	1,556
Rental and leasing obligations	425	573
Loan notes	799	842
Liabilities to employees	162	164
Other	2,375	2,854
	5,459	5,989

Other liabilities include taxes of EUR 1,091 million (2002: 1,159 million) and social security liabilities of EUR 100 million (2002: EUR 153 million).

Liabilities in the amount of EUR 5 million (2002: EUR 7 million) payable by subsidiary companies to banks and third parties are collateralized. Deutsche Telekom AG has provided no other collateral for its liabilities.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act - Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2003, this amount was EUR 11.6 billion.

NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (GAS) No. 2, Cash Flow Statements, as approved by the German Standardization Council (DSR), is also used in preparing the consolidated statement of cash flows.

Liquid assets and short-term investments with original maturities of less than 3 months at the date of purchase are considered cash equivalents in drawing up the consolidated statement of cash flows. These current cash and cash equivalents increased by EUR 7.0 billion to EUR 8.7 billion in the year ended December 31, 2003.

This is a result of the following developments:

(31) Net Cash Provided by Operating Activities

Net cash provided by operating activities increased in the year ended December 31, 2003 by EUR 1.8 billion to EUR 14.3 billion.

In addition to tax refunds and lower net interest payments, this is due in particular to the improvement in operational business.

(32) Net Cash Used for Investing Activities

Net cash used for investing activities amounted to EUR 2.1 billion. This includes primarily investments of EUR 6.4 billion in noncurrent assets and EUR 0.3 billion in shares of fully consolidated companies. This is partially offset in particular by cash inflows from the disposal of noncurrent assets amounting to EUR 2.6 billion and the sale of shares of fully consolidated companies amounting to EUR 1.5 billion. As a result, net cash used for investing activities decreased by EUR 8.0 billion from EUR 10.0 billion in the prior year.

Investing activities declined year-on-year primarily due to lower investments in property, plant, and equipment of EUR 1.3 billion and shares of fully consolidated companies amounting to EUR 6.1 billion, in particular from the acquisitions of T-Systems ITS (EUR 4.7 billion) and T-Mobile Netherlands (EUR 1.7 billion) in the previous year. In addition, cash inflows from the sale of financial assets increased year-on-year (EUR 0.4 billion), as did cash inflows from the disposal of subsidiaries (EUR 0.8 billion). EUR 1.7 billion of the disposals relates to the sale of the Kabel Deutschland companies, and EUR 0.1 billion to the sale of T-Systems companies (mainly TELECASH); this was offset by outflows of liquid assets amounting to EUR 0.3 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(33) Net Cash Used for Financing Activities

Net cash used for financing activities increased by EUR 1.8 billion to EUR 5.2 billion in 2003.

The 2003 financing activities included a reduction in debt of EUR 5.1 billion compared with EUR 1.8 billion in 2002 resulting mainly from the repayment of U.S. dollar bonds, the reduction of a syndicated loan, and the repayment of bonds, offset by the issuances of mandatorily convertible bonds, and U.S. dollar bonds.

In addition, the 2002 amounts included a dividend payment amounting to EUR 1.6 billion, in comparison to dividend payments to minority shareholders amounting to EUR 0.1 billion in 2003.

OTHER DISCLOSURES

(34) Guarantees and Commitments, and Other Financial Obligations

	As of December 31,
	2003	2002
	(millions of €)
Guarantees	28	47
Liabilities arising from warranty agreements	2,199	927
	2,227	974

The increase in liabilities arising from warranty agreements is due primarily to loan collateral guarantees by Deutsche Telekom AG for T-Mobile. This increase was partially offset by a decline in T-Mobile International AG's obligation under a QTE (Qualified Technology Equipment) lease, which decreased by EUR 140 million year-on-year to EUR 768 million due to exchange rate effects.

Deutsche Telekom AG (45 percent), DaimlerChrysler Services AG (45 percent), and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute; 10 percent) – collectively the consortium - entered into an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport), "on the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highways toll charges for heavy vehicles (operating agreement)", dated September 2002 and last amended in November 2002, under the terms of which they are obligated to set up and operate a system for the electronic collection of toll charges for heavy vehicles; this is to be performed by a project company with the legal form of a limited liability company under German law (GmbH) – Toll Collect GmbH. In addition, the parties of the consortium have undertaken, on a joint and several basis, in agreement with the Federal Republic, to maintain an equity ratio in the project company of 20 percent of the balance sheet total (calculated based on the German GAAP single-entity financial statements of the limited liability company) until August 31, 2004, and 15 percent thereafter; the total risk for Cofiroute arising from the Toll Collect project is limited to EUR 70 million.

Under the terms of the "Equity Maintenance Undertaking", the parties of the consortium are obliged to inject additional capital in the event of negative developments within the Toll Collect project. As Deutsche Telekom AG did not expect any future injection of additional capital to be repaid during the project by any corresponding dividend from Toll Collect GmbH, accruals were recognized at December 31, 2003 for anticipated losses relating to the project (see Note (29) Other Accruals). The calculation of the accruals is based on the assumption that the system will start operation on January 1, 2005; correspondingly, foreseeable losses of income and expenses, such as contractual penalties for a delayed start of operations, were also taken into consideration.

Additional contractual penalties shall be payable if the start of operations is postponed beyond December 31, 2004. In addition, the agreement includes provisions for further contractual penalties after the approved start of operations (issuance of the preliminary operating permit) if the performance of the system is not adequate. The Federal Republic is asserting claims for damages from the parties of the consortium of EUR 156 million per month for the period September 1 to December 31, 2003 and EUR 180 million per month from January 1, 2004 for lost toll revenues. In addition, the Federal Republic is seeking contractual penalties of EUR 680 million because the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

members of the consortium did not seek the necessary agreement of the Federal Ministry of Transport before concluding certain subcontractor agreements. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. Under the terms of the agreement, the Federal Republic may resort to arbitrational proceedings for clarification of the legal position. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty; it is therefore not possible to express this in figures under guarantees and commitments.

In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH amounting to EUR 312 million; these are included in the table above.

Other Financial Obligations

	As of December 31, 2003			As of December 31, 2002
		of which due			of which due
	Total	in the following financial year	from the second financial year after the balance sheet date	Total	in the following financial year	from the second financial year after the balance sheet date
	(millions of €)
Present value of payments to special pension fund	9,000	950	8,050	9,001	831	8,170
Purchase commitments for interests in other companies	763	254	509	826	218	608
Obligations under rental and operating lease agreements	11,737	1,703	10,034	10,050	1,813	8,237
Purchase commitment from capital projects in progress	1,924	1,634	290	1,213	1,141	72
Commitments arising from transactions not yet settled	869	783	86	475	364	111
Other financial obligations	12	3	9	0	0	0
Total other financial obligations	24,305	5,327	18,978	21,565	4,367	17,198

The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company's special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof. Klaus Heubeck, amounted to EUR 9.0 billion at December 31, 2003.

The purchase commitments for interests in other companies relate mainly to Deutsche Telekom AG (EUR 510 million). The slight decrease in the commitments is marked by offsetting effects. An arbitration panel decided that T-Mobile's obligation to purchase additional shares of PTC no longer applies (2002: EUR 128 million). In addition, T-Online no longer has an obligation to contribute to a venture fund due to the inclusion of the company in the Group. New obligations result from the announcement by T-Online International AG that it will buy shares of Scout24 AG (EUR 180 million).

During 2002, the Company sold real estate to a newly established real estate fund for EUR 525 million. In connection with the sale, the Company has committed to lease back the real estate sold for a period of 15 years. The Company has a 'call' right to acquire all the shares of the real estate fund after 10 years, and the shareholders of the fund have the 'put' right to compel the Company to acquire all the shares of the real estate fund after 16 years. The call and put prices are formula based, determined on the then cash flow multiples generated by the transferred real estate, and adjusted for outstanding mortgage loans at the time of exercise. Based on current market conditions, the undiscounted future put price would be approximately EUR 420 million, net of mortgage loans assumed of approximately EUR 210 million.

The increase in obligations under rental and lease agreements is mainly attributable to new and renewed leases for real estate and radio towers. The majority of the lease obligations are attributable to Group Headquarters & Shared Services, and to T-Mobile.

The purchase commitments for capital projects in progress are primarily attributable to Deutsche Telekom AG (EUR 1.0 billion), T-Systems (EUR 0.4 billion), and T-Mobile (EUR 0.3 billion). A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

large number of different purchase commitments, most of which are short-term in nature, have been entered into by Deutsche Telekom AG. T-Systems has entered into commitments relating in particular to license agreements and software projects. T-Mobile's commitments include commitments to purchase network and UMTS equipment. There are detailed agreements covering the purchase quantities and periods.

The commitments arising from transactions not yet settled relate primarily to short-term purchase commitments at T-Mobile (EUR 0.8 billion). The increase in commitments is due in particular to new contracts for mobile terminals at T-Mobile Deutschland and T-Mobile UK. There are detailed agreements covering the purchase quantities and periods.

Deutsche Telekom is a party to a number of lawsuits and other proceedings arising out of the general conduct of its business, including proceedings under laws and regulations related to environmental and other matters. Litigation accruals include the costs of litigation and any probable losses. The Company does not believe that any additional costs will have a material adverse effect on the net worth, financial position, and results of the Deutsche Telekom Group.

Litigation, Claims and Assessments

A number of purported class action lawsuits have been filed and consolidated in the United States District Court for the Southern District of New York by or on behalf of purported purchasers of the ADSs issued pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserts claims against the Company and the former Chairman of the Management Board, and others, under U.S. federal securities statutes based on allegations that statements made in the registration statement and prospectus were materially false and misleading because Deutsche Telekom allegedly failed adequately to disclose detailed information relating to merger negotiations with VoiceStream Wireless Corporation, and allegedly overstated the value of its real estate portfolio. The Court has certified the action as a class action and defined the class to include all purchasers of its ADSs during the period from June 19, 2000, to and including February 21, 2001. The selling shareholder in the offering, Kreditanstalt fuer Wiederaufbau, has been dismissed from the action. Fact discovery in the U.S. class action suits is largely complete, and any remaining fact discovery is expected to be completed during the first quarter of 2004. Deutsche Telekom and the former Chairman of its Management Board have filed two motions for summary judgment seeking dismissal, respectively, of all plaintiffs' claims with respect to nondisclosure of negotiations with VoiceStream and all plaintiffs' claims with respect to alleged overstatement of real estate values. Those motions have not yet been fully briefed or argued.

Purported purchasers of Deutsche Telekom shares sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000 have filed approximately 1,920 lawsuits (with approximately 11,358 plaintiffs) in Germany. The plaintiffs predominantly allege that the book values the Company recorded for its real property portfolio were improperly established and maintained under German accounting principles. In many of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. In the recent wave of lawsuits, which were mostly filed in May 2003, many plaintiffs assert more allegations. They allege, among other things, that the purchase price for the UK celluar phone carrier One2One was unreasonably high and the prospectus did not provide information about necessary write offs to the goodwill, that the internal mid term financial plan for 2000-2004 was inaccurate, that the prospectus did not properly inform about the general risks of the international expansion, the relations to our major shareholder, the Federal Republic of Germany and the risks of the liberalization of the German telecommunication market. Further, they allege that the business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS- license to be bought in an auction in August 2000.

These lawsuits are pending before the District Court in Frankfurt am Main. It is too early for the Company to express a view of the possible outcome of the lawsuits. The former presiding judge has issued a statement describing his preliminary view that it will be necessary to take evidence by obtaining an expert opinion. The former presiding judge also stated that he is inclined to order a stay of the civil litigation until the prosecutorial investigation into the real estate matter has been resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However, the presiding judge changed in October 2003 and so far the Company has no indication how the new presiding judge intends to proceed. The aggregate euro amount of all shareholders' claims filed in Germany in these lawsuits is approximately EUR 73 million.

Many shareholders have also initiated conciliation proceedings with a state institution in Hamburg ("Oeffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg", "OeRA"). According to an oral information by OeRA approximately 12,000 to 15,000 shareholders have instituted conciliation proceedings. The Company expects the claims made in these conciliation proceedings to be analogous to those made in the purported prospectus liability lawsuits described above.

The Company is contesting each of the aforementioned lawsuits vigorously and has declined to participate in the conciliation proceedings. Because the lawsuits and the conciliation proceedings, which in the aggregate involve substantial damage claims, are in their preliminary stages, the plaintiffs in the U.S. class action suits have not yet responded to the motions for summary judgment and those motions have not been argued or decided, and the plaintiffs in the U.S. class action suits have not quantified the amount of damages they will seek. The Company is not in a position to predict their outcome or impact. However, the Company believes that the allegations in the lawsuits and the conciliation proceedings do not provide a basis for the recovery of damages because all required disclosures were made on a timely basis.

The Bonn public prosecutor is conducting an investigation (Ermittlungsverfahren) into allegations in the press and elsewhere asserting that the book values the Company recorded for its real estate portfolio have been improperly established and maintained under applicable accounting principles and so were substantially overvalued in its 1995 opening balance sheet and in later balance sheets. The Bonn public prosecutor has notified the Company that his investigation also goes into whether the Company underpaid its German corporate income and trade taxes because amortization and depreciation were higher than they should have been as a result of the alleged overstatement and that the Company further wrongfully paid dividends to its Shareholders in 1998. The Company believes that the book values of its fixed assets have been correctly presented in accordance with applicable accounting principles, and dispute allegations to the contrary. The Company has nonetheless been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. The Company cannot offer assurances as to the timing or outcome of the prosecutor's investigation. The investigations are being conducted with regard to certain individuals and is not directed against the Company. Adverse consequences for the Company could follow if any of the individuals who are or who become the subject of the investigation were found to have violated the law. The Company is cooperating with the investigations.

The Bonn public prosecutor is also conducting other investigations. One investigation concerns allegations that members and former members of the Management Board breached their duties by causing the Company to pay excessive consideration for VoiceStream and Powertel. Another investigation concerns allegations, that the Company wrongfully bore liability risks in connection with the June 2000 global offering by KfW of Deutsche Telekom shares. A third investigation concerns allegations of prohibited insider transactions with respect to amendments in the lock-up agreements with Sonera, allowing Sonera to sell a number of Deutsche Telekom shares. The Company understands that these investigations are being conducted with respect to individuals and are not directed against the Company as a corporate entity. In each case, the Company believes that its board members and the Company acted appropriately. Adverse consequences for the Company could follow from these investigations, however, if the individuals who are the subjects of the investigations, are found to have violated the law. The Company is cooperating with the investigations.

The Bonn public prosecutor is further investigating allegations in the press and elsewhere asserting that the Company is involved in systematic wrongful billing. The Company has denied these allegations, but has been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. The Company cannot offer assurances as to the timing or outcome of the prosecutor's investigations.

In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and the Company before the Hamburg District Court (Landgericht Hamburg) claiming that T-Online had engaged in an anti-competitive practice by bundling its

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

"By-Call" Internet access charge with the Company's ISDN telephone access. The Hamburg District Court decided in the favor of the Company in both proceedings. AOL Bertelsmann's appeal to the Hamburg Court of Appeals was rejected. AOL Bertelsmann lodged an appeal with the German Federal Court of Justice (Bundesgerichtshof) that is still pending.

In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from the Company relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of its employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount the Company is obliged to pay as cost reimbursement for the use of such employee housing for its employees. Deutsche Post AG currently is seeking payment in the amount of EUR 131 million from the Company, although the Company expects that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, the Company raised counterclaims in the amount of EUR 62.6 million reclaiming down payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on the Company's or on T-Mobile USA's results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. The defense of these lawsuits may divert management's attention, and T-Mobile USA may be required to pay significant awards or settlement and may incur significant expenses in defending these lawsuits. In addition, T-Mobile USA could be subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving.

In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht Munich) against the Company and Siemens AG, alleging that the companies are both infringing on plaintiff's patent by providing services using Asynchronous Transfer Mode (ATM) technology. Since ATM technology is used in a number of products and services which the Company offers, e.g. T-DSL and T-ATM, an adverse outcome in this proceeding could have a substantial adverse effect on its business.

In connection with the current delay in the introduction of a toll collection system the Federal Republic of Germany has indicated that it will initiate arbitration proceedings against the Company, DaimlerChrysler Services AG and Compagnie Financiére et Industrielle des Autoroutes S.A. (Cofiroute) for damages arising from breach of the Operating Agreement.

(35) Financial Instruments

Fair Value

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following is a summary of the estimated fair value of Deutsche Telekom's financial instruments:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2003		As of December 31, 2002
	Fair value	Net carrying amount	Fair value	Net carrying amount
	(millions of €)
Assets
Other investments in related companies	750	496	1,169	1,021
Other long-term loans	77	78	109	107
Other investments in noncurrent securities	80	86	238	238
Accounts receivable	5,874	5,874	6,258	6,258
Liquid assets	9,127	9,127	1,905	1,905
Other investments in marketable securities	175	173	413	413
Liabilities
Bonds and debentures	56,151	51,613	60,144	56,752
Liabilities to banks	3,730	3,798	6,368	6,292
Other liabilities	10,666	10,666	10,541	10,541
Derivative financial instruments(1)
Interest rate swaps	(74)	(194)	67	(230)
Cross-currency interest rate swaps sold	(712)	(231)	(488)	(190)
Foreign currency forward contracts	(80)	(16)	12	28
Foreign currency options	1	0	0	0

(1)	Non-bracketed amounts represent assets, bracketed amounts represent liabilities.

Fair values were determined as follows:

The fair value of other investments in noncurrent assets and in marketable securities is based on quoted market prices for those instruments or similar instruments. The net carrying amount of other investments in marketable securities is adjusted to market value where market value is less than the original investment. The net carrying amounts of accounts receivable approximate their fair values, due to the short period to maturity. The net carrying amounts of liquid assets also reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

The fair value of debt which is publicly traded, primarily bonds and debentures, is estimated based on quoted market prices at year end. The carrying amounts of other liabilities approximate their fair values. The fair value of off-balance sheet financial instruments generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify the Company's risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These changes in fair values should not be viewed in isolation, but rather in relation to adverse changes in the values of the underlying hedged transactions.

The fair values of other investments in related companies as well as loans to unconsolidated subsidiaries and associated companies, which have carrying amounts of EUR 523 million and EUR 1,082 million at December 31, 2003 and 2002 respectively, could not be determined, except for the investments in VocalTec and SES Global S.A., because they are not publicly traded. VocalTec and SES Global S.A. are measured at their fair values, based on share prices.

Derivative Financial Instruments

The Company uses derivative financial instruments for the purpose of hedging interest rate and currency exposures that arise from its ongoing business operations. The top priority in all cases in which derivatives are used is to limit the risk of the underlyings. Derivatives may therefore only be used to eliminate risk exposures, and may never be used to create new risks for speculative reasons. Derivative financial instruments are subject to internal controls.

Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rates inherent in the Company's assets and liabilities. A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or position being hedged. Such derivatives are monitored regularly for their effectiveness as hedge instruments. Derivative instruments designated as hedges are accounted for together with the hedged item.

The main interest rate instruments used are interest rate swaps. These are entered into with the aim of transforming the coupons on bonds, and the interest rates on loans and financial assets, in accordance with a mix of fixed and floating rate interest instruments that is laid down once a year. Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities. Cross-currency interest rate swaps usually swap foreign currency bonds or medium-term notes in required target currencies.

Gains or losses related to changes in the value of interest rate swaps are generally not recognized. Only interest rate swaps which are not designated as hedging instruments for balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are marked to market and resulting negative values are accrued and included as a component of net interest expense; gains are recognized upon realization. Unrealized gains and losses from changes in fair value are netted currency for currency and assigned to portfolios, and the resulting net loss is accrued. The interest differential to be paid or received on interest rate swaps is recognized in the statement of operations, as incurred, as a component of net interest expense. Gains or losses on interest rate swaps released prior to their maturity are recognized immediately in net interest expense.

The Company uses foreign currency forward contracts and foreign currency options purchased as well as cross-currency interest rate swaps to eliminate fluctuations in foreign currency cash flows related to capital expenditures and financial liabilities. Foreign currency forward contracts hedging firm commitments to invest in or sell a foreign entity are not recognized at the balance sheet date. Such firm commitments are recognized using the foreign exchange rate fixed by the foreign currency forward contract. Where the Company purchases call options to hedge firm commitments to invest in a foreign entity or put options for disposal of investments, the option is carried in other assets and is not measured until exercise or expiration. The option premium is included in the purchase cost of the investment when its addition is recorded, and in the proceeds from the sale when the selling price is received. Gains and losses resulting from foreign currency forward contracts, cross-currency interest rate swaps, and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

Foreign currency forward contracts hedging other payments and receipts are assigned to foreign currency portfolios categorized by foreign currency type with the related financial instruments. These portfolios are marked to market at the balance sheet date and resulting negative portfolio values are accrued under other liabilities. Measurement gains and losses are netted portfolio for portfolio. An accrual for loss contingencies is established for each portfolio for the amount of the excess loss. Net gains are not recognized.

The following is a summary of the contract or notional principal amounts outstanding and the average interest paid / received at December 31, 2003 and 2002:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Dec. 31, 2003				Dec. 31, 2002
	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received
Interest rate swaps (EUR)
Receive fixed, pay variable	2004-2010	13,664	2.12%	3.96%	2003-2010	12,019	3.26%	4.44%
Forward receive fixed, pay variable	2007-2008	2,000	EURIBOR6M	3.86%	2005	820	EURIBOR6M	4.21%
Receive variable, pay fixed	2005-2010	2,555	5.80%	2.20%	2003-2010	4,652	5.23%	3.07%

Interest rate swaps (USD)
Receive fixed, pay variable	2005-2007	2,539	1.23%	2.31%	2003-2008	1,144	2.11%	8.00%
Forward receive fixed, pay variable	2007	793	USDL6M	3.22%	—	—	—	—
Receive variable, pay fixed	2007	793	4.65%	1.22%	—	—	—	—
Forward receive variable, pay fixed	2007-2008	3,015	4.70%	USDL6M	2007	2,859	5.07%	USDL6M

Interest rate swaps (GBP)
Receive fixed, pay variable	2005	283	4.18%	3.84%	—	—	—	—
Receive variable, pay fixed	2005-2006	779	5.80%	3.83%	2003-2006	1,575	5.91%	3.94%
Forward receive variable, pay fixed	—	—	—	—	2005	307	6.04%	GBPL6M

Interest rate swaps (JPY)
Receive fixed, pay variable	2005	668	0.31%	1.50%	2005	723	0.32%	1.50%

Interest rate swaps (CZK)
Receive fixed, pay variable	—	—	—	—	2004	13	3.18%	8.14%

Interest rate swaps (HUF)
Receive fixed, pay variable	2006	241	9.25%	9.61%	—	—	—	—
Forward receive variable, pay fixed	—	—	—	—	2006	269	9.25%	BUBOR6M

Interest rate caps/collars	—	—	—	—	2003	38	—	—

Cross currency interest rate swaps	2004-2032	4,883	5.25%	2.57%	2003-2032	6,437	5.29%	3.05%

Forward cross currency interest rate swaps	—	—	—	—	2006	252	BUBOR6M	EURIBOR6M

Foreign currency forward contracts
Forward purchases	2004-2008	1,190	—	—	2003-2008	1,955	—	—
Forward sales	2004-2006	982	—	—	2003-2006	2,917	—	—
Currency options	2004-2005	5	—	—	2003	4	—	—

The notional amounts of the derivative financial instruments do not generally represent amounts exchanged by the parties, but are merely the basis for measuring these amounts. They do not reflect the risk exposure of the financial derivatives. The amounts exchanged are calculated by reference to the notional amounts and by the other terms of the derivatives, such as interest rates, exchange rates, or other indices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(36) Segment Reporting

Deutsche Telekom applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) and the German Accounting Standard No. 3 "Segment Reporting" (GAS 3) for the calculation of segment information. These require companies to disclose information on their operational segments in accordance with their internal reporting structures. Under SFAS No. 131 and GAS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Mobile, T-Systems, T-Online, and Group Headquarters & Shared Services. The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers, and their regulatory environment.

The measurement methods used for the Group segment reporting correspond mainly to those used in the German consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on the income before income taxes; the operational figures EBIT and EBITDA are also used. Based on income before taxes, EBIT does not include extraordinary income/losses or net financial income/expense. EBITDA additionally excludes depreciation and amortization. The first-time application of the cost-of-sales method at Deutsche Telekom from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes reported here corresponds to results from ordinary business activities.

Revenues generated and goods and services exchanged between segments are generally calculated on the basis of market prices. With the exception of depreciation and amortization, additions to and reversal of accruals, no major noncash items are shown in the segments. The income/loss related to associated and related companies relates to income from investments and associated companies, as well as write-downs of financial assets and other investments in marketable securities.

Segment assets under segment reporting include the carrying amount of property, plant, and equipment, intangible assets, and financial assets. Segment investments are defined as increases in these areas. In addition, the segment assets and segment investments are shown by geographical region; assignment to the individual regions is generally determined by the location of the asset. Please refer to note (1) Net Revenues for the presentation of revenue by regions. In accordance with GAS 3, liabilities have been assigned to the segments since the 2000 financial year. As part of Group segment reporting, these include debt and other liabilities, excluding tax liabilities.

The structure of the segments was adapted to the adjusted reporting structure at the T-Com and T-Online divisions in the first quarter of 2003. DeTeMedien is no longer included under T-Online, but has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the inclusion of new shareholders at T-Online, which affects the income/loss related to associated and related companies, as well as depreciation and amortization, is no longer reported under the T-Online segment but in the reconciliation to consolidated amounts. In addition, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of intersegment revenue and net revenues which does not affect income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Net revenue	Revenue between segments	Depreciation and amortization	Net interest income/ (expense)	Income/ (loss) related to associated and related companies	Income/ (loss) before income taxes	Non- current Segment assets	Segment investments	Segment liabilities	Employees(2)
T-Com(1)	2003	25,116	4,090	(5,169)	(315)	(412)	4,247	29,030	2,324	4,549	139,548
	2002	26,491	4,068	(5,539)	(562)	(304)	3,604	33,782	3,273	13,120	153,065
	2001	26,427	3,401	(5,444)	(346)	(509)	4,673
T-Mobile(1)	2003	21,572	1,206	(5,196)	(992)	97	831	50,025	3,813	17,617	41,767
	2002	18,339	1,396	(27,285)	(1,005)	(427)	(23,754)	57,655	5,766	20,224	38,943
	2001	13,101	1,536	(6,324)	(3,008)	(204)	(6,441)
T-Systems(1)	2003	7,184	3,430	(1,499)	(39)	(4)	(138)	5,665	708	4,314	42,108
	2002	6,895	3,594	(2,616)	(98)	(20)	(1,990)	6,646	3,551	5,268	43,482
	2001	7,121	3,700	(1,372)	102	13	(389)
T-Online(1) (3)	2003	1,662	189	(430)	110	90	104	1,532	116	212	2,637
	2002	1,391	193	(435)	128	(265)	(471)	1,797	170	119	2,536
	2001	1,027	113	(416)	164	(381)	(820)
Group Head quarters and Shared Services	2003	304	3,964	(881)	(2,874)	(3)	(4,071)	10,631	455	41,334	25,203
	2002	573	3,838	(1,298)	(2,510)	(1,093)	(4,690)	12,978	551	34,539	17,870
	2001	633	4,481	(1,447)	(1,102)	(375)	402
Reconciliation(1)	2003	0	(12,879)	291	334	(23)	425	(1,232)	(349)	(3,255)	—
	2002	0	(13,089)	293	(1)	135	151	(1,332)	(149)	(844)	—
	2001	0	(13,231)	(218)	52	246	14
Group	2003	55,838	0	(12,884)	(3,776)	(255)	1,398	95,651	7,067	64,771	251,263
	2002	53,689	0	(36,880)	(4,048)	(1,974)	(27,150)	111,526	13,162	72,426	255,896
	2001	48,309	0	(15,221)	(4,138)	(1,210)	(2,561)

(1)	According to new structure
(2)	Average number of employees for the year
(3)	Figures are calculated in accordance with the provisions of German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRS.

Segments by Geographic Area

	Segment noncurrent assets		Segment investments
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	(millions of €)
Germany	46,065	51,707	3,201	6,883
European Union (excluding Germany)	16,459	20,370	824	2,694
Rest of Europe	10,878	12,006	986	1,173
North America	21,815	26,448	2,033	2,228
Other	434	995	23	184
Group	95,651	111,526	7,067	13,162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Com

The T-Com segment is responsible in particular for Deutsche Telekom's fixed-network business, where it is one of Europe's largest operators. In the upstream market, T-Com provides network-related services to all of Deutsche Telekom's divisions, as well as approximately 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and medium-sized enterprises (SMEs) benefit from T-Com's end-to-end, integrated IT and telecom solutions. Shareholdings in Matáv (Hungary), HT-Hrvatske telekommunikacije (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenské Telekommunikácie) have given T-Com a foothold in Central and Eastern European markets. The DeTeMedien business previously shown under T-Online has been reported at T-Com since January 1, 2003. T-Com has had its own brand identity under the umbrella of the Deutsche Telekom Group since August 1, 2003.

Net revenue decreased in the year ended December 31, 2003 by EUR 1,375 million to EUR 25,116 million. This is largely attributable to the reduction in revenue as a result of the sale and ensuing deconsolidation of the subsidiaries Kabel Deutschland. In addition, regulatory decisions, further interconnection of carriers, and the weak economic environment also had an impact on revenue. By contrast, revenue in the local loop in Germany continued to grow as a result of higher access charges, the continued migration of customers from analog to more advanced ISDN lines, and the roll-out of DSL lines, slightly more than offset the decline in call revenues driven by the level of regulation and competition. Lower revenues from data communications as a result of the economic situation and from terminal equipment also had a negative impact on net revenue. Revenue generated in Eastern Europe is at the same level as in the previous year.

Revenue from business with other segments amounting to EUR 4,090 million relates mainly to network and support services billed by T-Com to other segments, and to the provision of fixed-network terminal equipment for other segments. This year's figure is on a par with the previous year.

In 2003, depreciation and amortization decreased by EUR 370 million year-on-year to EUR 5,169 million. This is primarily due to the reduced volume of depreciation following the disposal of property, plant, and equipment as part of the sale of the remaining cable business at the beginning of 2003. The reduction in capital expenditure at T-Com in Germany also had an impact on the level of depreciation and amortization. The net interest expense reflects the level of financial liabilities assigned to the segment. The decrease in the net interest expense by EUR 247 million from EUR 562 million to EUR 315 million relates in particular to the sharp decline in T-Com's debt in the year ended December 31, 2003. By contrast, the loss related to associated and related companies increased. In the year ended December 31, 2003, the loss related to associated and related companies was more heavily impacted than in 2002, primarily due to expenses arising from the Company's interest in Toll Collect; the prior-year figure was affected by valuation adjustments on loans to associated companies of Kabel Deutschland.

Despite a decline in net revenues, income before income taxes increased by EUR 643 million to EUR 4,247 million in 2003. In addition to the reasons indicated above, this increase is due to improved efficiency relating to operating expenses: in particular, decreases were achieved in rental and lease expenses, losses on accounts receivable, expenses for domestic and international upstream telecommunications services, raw materials and supplies, as well as advertising, travel and consulting expenses. In addition, income from the sale of the remaining cable companies helped to increase income before income taxes. These proceeds were partly offset, however, by expenses for transfers to accruals, mainly for restructuring and increased additions to pension accruals.

The reduction in segment assets to EUR 29,030 million is due in particular to the decline in property, plant, and equipment in connection with the sale of the remaining cable companies, as well as the depreciation of property, plant, and equipment. As in the previous year, the investments in T-Com's segment assets were mainly made in technical equipment and advance payments as well as construction in progress. These investments were driven by the expansion and upgrading of the local loop, the roll-out of the new transmission platform SDH200+, and the increasing number of DSL lines. Capital expenditure decreased further in comparison with previous years. Segment liabilities consist mainly of financial liabilities. This decrease reflects the positive development of the net worth, financial position, and results of T-Com.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Mobile

In the first quarter of 2003, T-Mobile International AG and therefore all the subsidiaries and investments of T-Mobile International AG were transferred to Deutsche Telekom AG's wholly owned subsidiary "T-Mobile International Holding GmbH." T-Mobile International Holding's mobile communications companies, which are now consolidated in the T-Mobile segment, account for all the activities of the T-Mobile International group. Via these subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United States, the United Kingdom, Austria, the Czech Republic, and the Netherlands. T-Mobile also holds substantial minority interests in mobile communications companies, particularly in Poland and Russia. In addition to T-Mobile International Holding as the parent company, the companies that are fully consolidated as operational subsidiaries primarily include T-Mobile Deutschland, T-Mobile UK, T-Mobile USA, T-Mobile Austria, T-Mobile Czech Republic, and T-Mobile Netherlands.

The increase in net revenue by EUR 3,233 million to EUR 21,572 million reflects in particular the considerable increase in the number of subscribers in almost all of the mobile communications networks under T-Mobile's majority control. In 2003, T-Mobile's mobile communications subsidiaries in Germany, the United States, the United Kingdom, the Czech Republic, and the Netherlands recorded a substantial increase in subscribers; even in Austria, customer levels remained stable despite a fiercely competitive environment. T-Mobile succeeded in increasing its revenue once more in 2003 despite unfavorable exchange rate trends. The full-year consolidation of T-Mobile Netherlands also had a positive effect on net revenue in 2003. T-Mobile Netherlands was only consolidated for three months in 2002.

Revenue of EUR 1,206 million from business with other segments was primarily generated within Germany through network interconnection services (so-called "mobile terminated calls").

Depreciation and amortization decreased by EUR 22,089 million year-on-year, mainly due to the non-recurrence of the need for nonscheduled amortization of licenses and goodwill totaling EUR 20,795 million that was identified as part of the strategic review carried out in 2002. In 2003, on the other hand, the T-Mobile group merely recorded nonscheduled amortization totaling EUR 61 million, as well as regular depreciation and amortization. In addition, the first-time full consolidation of T-Mobile Netherlands increased depreciation and amortization in the year ended December 31, 2003.

The net interest expense amounting to EUR 992 million is almost on par with the previous year, whereas the loss related to associated and related companies in 2002 improved by EUR 524 million, resulting in income of EUR 97 million. In contrast to the 2003 financial year, the prior-year loss related to associated and related companies was impacted for nine months in the amount of EUR 292 million by the negative contribution of T-Mobile Netherlands, which was only fully consolidated from September 30, 2002. The write-down in full of the minority interest in the Canadian company Microcell also had a negative effect amounting to EUR 51 million on this figure in 2002.

The loss before income taxes of the T-Mobile segment in 2002 improved by EUR 24,585 million, resulting in an income of EUR 831 million in 2003. On the one hand, this improvement is attributable to the non-recurrence of the nonscheduled amortization of goodwill and licenses in the previous year. On the other hand, the gain from the sale of part of the interest in the Russian company MTS amounting to approximately EUR 352 million, as well as tangible economies of scale and synergy effects, made a key contribution to improving operating performance.

Segment assets amounting to EUR 50,025 million continue to consist mainly of intangible assets, in particular mobile communications licenses and goodwill. The decline in the segment's intangible assets and property, plant, and equipment is due primarily to the exchange rate effects caused by translating the currencies of foreign subsidiaries – in particular T-Mobile USA and T-Mobile UK – and to continued amortization. In 2003, investments focused in particular on property, plant, and equipment as a result of the construction of the UMTS network in Europe, as well as the further expansion of the U.S. network. Segment liabilities consist primarily of debt; the decline is mainly attributable to the debt reduction in 2003.

T-Systems

T-Systems provides the Deutsche Telekom Group's national and international key accounts with tailored information and communication technology (ICT) solutions. T-Systems provides the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries by branch offices and its own national companies.

Net revenue increased in the year ended December 31, 2003 by EUR 289 million to EUR 7,184 million. This was primarily due to the continued positive development of the Telecommunications (TC) unit which, in turn, was largely attributable to the implementation of measures designed to improve quality in the domestic and international network services business. This was offset by the decline in net revenues in the Information Technology (IT) unit as well as the sale of interests in T-Systems SIRIS, T-Systems MultiLink, TeleCash Kommunikations-Service GmbH, and T-Systems CS in 2003.

In contrast, revenues generated with other segments fell by EUR 164 million year-on-year to EUR 3,430 million.

The decrease of EUR 1,117 million in depreciation and amortization to EUR 1,499 million is particularly attributable to the nonscheduled amortization on goodwill and property, plant, and equipment in the previous year amounting to EUR 600 million and a write-down on submarine cables in the North Atlantic and the Pacific. There were no comparable activities in the year ended December 31, 2003. The net financial expense improved in 2003 from EUR 118 million to EUR 43 million, primarily as a result of debt reduction.

In addition, the decrease of EUR 1,852 million in the loss before income taxes to EUR 138 million in 2003 is mainly attributable to the comprehensive measures implemented as part of the Triple-E program to increase efficiency and quality. Operating expenses decreased considerably in 2003 as a result of improved business processes and consistent cost management. In addition, the proceeds from the sale of T-Systems SIRIS and TeleCash Kommunikations-Service GmbH had an impact in the period under review. These were offset by expenses to the same amount, mainly as a result of losses and transaction costs relating to the sale of other subsidiaries. Factors affecting the loss before income taxes in the previous year included restructuring expenses.

Segment assets amounting to EUR 5,665 million consist mainly of intangible assets, which essentially comprise goodwill relating to the former T-Systems ITS. In 2003, segment assets decreased in particular as a result of goodwill amortization. Segment liabilities consist mainly of financial liabilities.

T-Online

T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within the Deutsche Telekom Group, consisting of the access business as well as content, services, e-commerce, and advertising. The segment is represented by subsidiaries in France and Spain and certain other European countries. The DeTeMedien business previously shown under T-Online has been managed by the T-Com segment since January 1, 2003.

The net revenue of the T-Online segment increased in the year ended December 31, 2003 by EUR 271 million to EUR 1,662 million and thus continued the upward trend of the previous years. This development is due, in particular, to the increase in subscriber numbers in Germany, as well as the growth in demand for content and services, and the resulting increase in time spent online.

Net revenue from the internal provision of services between segments was on a par with the previous year.

Depreciation and amortization mainly consists of goodwill amortization and remained almost unchanged year-on-year at EUR 430 million. Net interest income declined year-on-year to EUR 110 million as a result of changes in the development of the capital market. By contrast, the loss related to associated and related companies of EUR 265 million in 2002 was turned around by an improvement of EUR 355 million, resulting in an income of EUR 90 million in 2003. This is primarily the result of a write-up of the shareholding in comdirect bank in the year ended December 31, 2003 due to its positive development, and the non-recurrence of nonscheduled amortization on goodwill, also relating to the shareholding in comdirect bank AG, from the previous year.

The turnaround of the loss before income taxes in 2002 to an income of EUR 104 million in 2003 after an improvement of EUR 575 million is mainly due to increased net revenues and the fact that positive income related to associated and related companies was recorded in 2003, after a loss in 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets of the T-Online segment consist mainly of intangible assets, primarily goodwill. The decrease in segment assets during 2003 is due in particular to the amortization of goodwill. The year-on-year decline in investing activities relates mainly to investments in property, plant, and equipment, and financial assets. The increase in segment liabilities is attributable to short-term liabilities to Deutsche Telekom AG.

Group Headquarters and Shared Services

Group Headquarters and Shared Services (GHS) includes all group units which cannot be allocated to an individual segment. Deutsche Telekom completed its reorganization to create a virtual Strategic Management Holding in the 2003 financial year. As part of this reorganization, the unit reported as Other until the first quarter of 2003 has been renamed Group Headquarters and Shared Services. GHS now focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the segments' core businesses are now the responsibility of Shared Services. In particular, these include the real estate business, billing services, fleet management by DeTeFleetServices GmbH, and Vivento.

GHS's net revenue amounting to EUR 304 million consists largely of the revenues generated by the real estate companies. The year-on-year decrease is mainly due to lower revenues from project development.

The increase in revenue from the internal provision of services between segments by EUR 126 million to EUR 3,964 million relates mainly to changes in the composition of the Deutsche Telekom Group. Revenue generated by DeTeFleetServices GmbH in the 2003 financial year is set against net revenues from only six months in the previous year. This was offset by passing on cost savings in customer billing as well as price reductions at the Real Estate shared service to the operational segments.

The decrease of EUR 417 million in depreciation and amortization to EUR 881 million reflects in particular the lower amortization base as a result of the continued reduction of real estate assets. The increase of EUR 364 million in the net interest expense is due to a decline in internal net interest income. In addition, the loss related to associated and related companies decreased substantially by EUR 1,090 million to EUR 3 million in 2003. One of the main reasons for this was the valuation adjustments included in the previous year on the shares held in France Telecom (EUR 613 million) and on other investments in noncurrent securities (EUR 384 million). There were no comparable valuation adjustments in the year ended December 31, 2003.

The loss before income taxes of EUR 4,071 million was positively impacted by gains on the sale of minority interests in Eutelsat (EUR 65 million), the joint venture UMC (Ukrainian Mobile Communications), (EUR 54 million), Celcom (EUR 20 million), Globe Telecom (EUR 72 million), and Inmarsat (EUR 32 million), as well as transfer payments for T-Com staff transferred to Vivento amounting to EUR 131 million. The loss before income taxes in 2002 included higher proceeds from the sale of T-Online shares and PT Satelindo. Furthermore, additions to Civil Service Health Insurance Fund accruals due to the adjustment of the discount rate applied, increased additions to accruals for pensions and employee severance payments, and personnel costs for employees transferred to Vivento also had a negative impact in the period under review. This contrasts with expenses in the previous year arising from the sale of receivables as well as from the launch of a uniform brand for individual mobile communications companies.

The reduction in segment assets to EUR 10,631 million is attributable in particular to the decrease in property, plant, and equipment and in financial assets. This resulted primarily from the sale of further tranches of real estate assets and the sale of shares in various minority interests and other investments in noncurrent securities. GHS's investing activities in the 2003 financial year were on par with the previous year.

Reconciliation

The items to be reconciled relate mainly to consolidation measures. As in the previous year, the reconciliation does not include any additional items for the year ended December 31, 2003. In 2001, this included a general valuation adjustment amounting to EUR 466 million, made as part of Deutsche Telekom's strategy to dispose more rapidly of a considerable proportion of its real estate portfolio. This valuation adjustment, which does not affect the operational segments, has no effect on the internal operation of the segments; it is almost exclusively an element of the depreciation and amortization shown in the reconciliation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(37)    Related Party Disclosures

Federal Republic of Germany and Majority Shareholdings

Deutsche Telekom has numerous business relationships with the Federal Republic of Germany and the companies in which it holds majority shareholdings. All relationships are conducted on an arm's length basis. Key related parties include Deutsche Post AG and Kreditanstalt für Wiederaufbau (KfW).

In the 2003 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion from the Deutsche Post World Net group. These mainly relate to postage charges for letters and packages. In the same period, Deutsche Post World Net group purchased goods and services totaling EUR 0.5 billion from Deutsche Telekom. This amount primarily consists of IT products and services.

In addition, Deutsche Telekom AG and Deutsche Postbank AG have entered into a master credit agreement in the amount of EUR 0.2 billion. In the 2003 financial year, this credit line was drawn down to a maximum of EUR 0.1 billion. This agreement is initially valid until May 30, 2004.

Deutsche Telekom AG also has a credit facility with Deutsche Postbank AG as part of the EUR 9 billion multi-currency syndicated loan amounting to EUR 0.3 billion, which however was not utilized in the 2003 financial year.

The Company's Dutch financing subsidiary, Deutsche Telekom Finance, has taken out three loans of GBP 150 million each with Kreditanstalt für Wiederaufbau (total volume EUR 637 million). The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG's current rating, among other things. The loans, entered into in 2000, have an original maturity of five, eight, or ten years, respectively.

Associated Companies

Deutsche Telekom also has business relationships with numerous associated companies. All delivery and service relationships involving these companies were also conducted on an arm's length basis. Key associated companies include Virgin Mobile Telecoms and Toll Collect.

The Company's British mobile communications subsidiary, T-Mobile UK, generated revenue from the joint venture Virgin Mobile Telecoms amounting to EUR 0.3 billion. This figure relates to call charges and interconnection fees. At the same time, the contractually agreed allowance for marketing expenses, which amounted to EUR 0.2 billion in the year ended December 31, 2003, was reimbursed to Virgin Mobile Telecoms.

T-Systems generated revenues of EUR 0.1 billion from business with the Toll Collect joint venture. This amount consists mainly of services for the integration and implementation of hardware and software components for the toll collection system.

Natural Persons

No transactions have taken place between Deutsche Telekom and persons in key management positions.

(38)    Compensation of the Board of Management and the Supervisory Board

Under the terms of their service contracts, the members of the Group Board of Management are entitled to fixed and variable, performance-related compensation components. The compensation of the members of the Board of Management is in line with market levels.

Performance-related compensation is determined on the basis of the targets agreed between the Supervisory Board General Committee and the members of the Board of Management, and the level of target achievement as determined by the General Committee at the end of the financial year.

In observance of the requirements of German commercial and accounting legislation, a total of EUR 12,996,215.92 is reported as compensation for the members of the Board of Management for the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

past financial year. This figure includes EUR 928,386.75 of noncash compensation which is treated as noncash benefits. EUR 82,052.83 of the accruals recognized in 2002 was reversed in conjunction with the payment in the 2003 financial year of the variable compensation for the 2002 financial year.

Subject to the condition that the financial statements of Deutsche Telekom AG are approved in their current form, the members of the Board of Management shall receive the following total compensation for the 2003 financial year (fixed annual salary, variable compensation, and long-term incentives):

	For the year ended December 31, 2003
Name	Fixed annual salary	Variable compensation	Long-term incentive: Stock options granted
	(amounts in €)
Kai-Uwe Ricke	1,250,000	1,375,000	0
Dr. Karl-Gerhard Eick	937,500	1,031,250	0
Dr. Heinz Klinkhammer	900,000	660,000	0
Josef Brauner	900,000	546,000	0
René Obermann	700,000	770,000	0
Konrad F. Reiss (pro rata since appointment)	711,694	898,438	0
Thomas Holtrop	700,000	770,000	0
Total	6,099,194	6,050,688	0

As in the previous year, no stock options from the 2001 Stock Option Plan were granted to the members of the Board of Management in the 2003 financial year.

There was no increase in compensation in the 2003 financial year.

Compensation paid to former members of the Board of Management and their surviving dependents totaled EUR 1,106,105. The accruals set up for ongoing pensions and pension entitlements amounted to EUR 41,000,962. Indirect pension obligations for former members of the Board of Management resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with § 15 (1) of the Act concerning the Legal Provisions for the former Deutsche Bundespost Staff (PostPersRG) amounted to EUR 3,393,899. No accruals were recognized for these obligations.

Deutsche Telekom has not granted any loans to current or former members of the Board of Management.

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation. The members of the Supervisory Board receive EUR 25,000 per year. The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times that amount. Members of the Supervisory Board who were not in office for the entire financial year shall receive one twelfth of the remuneration for each month or part thereof that they hold a seat. Members of the Supervisory Board receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation totaling EUR 593,627 was paid to the members of the Supervisory Board in the 2003 financial year; individually, the members received the following amounts:

Member of the Supervisory Board	Compensation
(€)
Becker, Gert	11,417
Brandl, Monika	27,200
Falbisoner, Josef	27,000
Dr. von Grünberg, Hubertus	27,200
Holzwarth, Lothar	27,200
Dr. Hundt, Dieter	26,800
Dr. Leysen, André(1)	0
Litzenberger, Waltraud	26,800
Löffler, Michael	27,200
Dr. Overhaus, Manfred	29,600
Reich, Hans W.	26,400
Dr. Schinzler, Hans-Jürgen	17,067
Dr. Schlede, Klaus G.	18,467
Schmitt, Wolfgang	28,400
Schulze, Rüdiger(2)	21,550
Prof. Dr. Sihler, Helmut	11,617
Sommer, Michael	26,600
Steinke, Ursula	27,000
Prof. Dr. Stolte, Dieter	26,800
Treml, Franz(3)	19,708
Walter, Bernhard	27,800
Wegner, Wilhelm	30,600
Dr. Wiedeking, Wendelin	17,267
Dr. Winkhaus, Hans-Dietrich	19,067
Dr. Zumwinkel, Klaus	44,867
Total	593,627

(1)	Dr. Leysen waived compensation for his Supervisory Board activities.
(2)	In addition, Mr. Schulze received Supervisory Board compensation of EUR 7,900 from T-Mobile International AG, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2003 financial year for a mandate as a member of the Supervisory Board of this company.
(3)	In addition, Mr. Treml received Supervisory Board compensation of EUR 12,271 from DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2003 financial year for a mandate as a member of the Supervisory Board of this company.

(39)    Proposal for Appropriation of Net Income (Loss) of Deutsche Telekom AG

The statement of operations for the 2003 financial year reports net income of EUR 4,069,084,823.20. Of this net income, EUR 2,034,000,000.00 has been transferred to retained earnings in accordance with § 19 (3) of the Articles of Incorporation. After deducting the amount transferred to retained earnings, this results in cumulative unappropriated net income of EUR 2,035,084,823.20.

The Board of Management and the Supervisory Board of Deutsche Telekom AG will propose to the shareholders' meeting to transfer the unappropriated net income to retained earnings.

(40)	Declaration of Conformity with the German Corporate Governance Code in Accordance with § 161 of the German Stock Corporation Act

In accordance with § 161 of the German Stock Corporation Act, the Board of Management and the Supervisory Board submitted the mandatory declaration of conformity.

The declaration of conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders of T-Online International AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(41)    Reconciliation to U.S. GAAP

The consolidated financial statements of Deutsche Telekom AG have been prepared in accordance with German GAAP, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2003 and the shareholders' equity as of December 31, 2003 and 2002 to the extent described below.

Reconciliation of Net Income (Loss) from German GAAP to U.S. GAAP:

		For the year ended December 31,
		2003	2002(1)	2001(1)
		(millions of €)
Net income (loss) as reported in the consolidated financial statements under German GAAP		1,253	(24,587)	(3,454)
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a)	(460)	422	401
Mobile communications licenses	(b)	2,186	4,525	2,098
Internally developed software	(c)	(46)	37	182
Goodwill and asset differences	(d)	1,908	(2,199)	(285)
Write-down of tradenames	(e)	—	(1,038)	1,040
Effects of dilution gains	(f)	—	(260)	(396)
Derivatives and related foreign exchange differences	(h)	(244)	(45)	(29)
Adoption of SFAS No. 133	(h)	—	—	370
Accruals for personnel restructuring	(i)	(19)	294	10
Deferral of gains on divestitures	(j)	—	321	27
Deferred income	(k)	(32)	(89)	(192)
Asset-backed securitizations	(l)	(55)	175	(71)
Investments in equity investees	(m)	265	346	(182)
Adoption of SFAS No. 143, cumulative to December 31, 2002	(n)	143	—	—
Asset retirement obligations	(n)	(124)	—	—
Effects of full consolidation of debis, net of tax	(o)	—	(28)	(294)
Other differences	(p)	783	272	230
Income taxes	(q)	(2,590)	(117)	1,090
Minority interest	(r)	(57)	(127)	(22)
Net income (loss) in accordance with U.S. GAAP		2,911	(22,098)	523
Income (loss) before cumulative effect of changes in accounting principle		2,827	(22,098)	297
Cumulative effect of changes in accounting principles-implementation of SFAS No. 143 in 2003 and SFAS No. 133 in 2001, net of tax		84	—	226
Net income (loss) in accordance with U.S. GAAP		2,911	(22,098)	523

(1)	The 2002 and 2001 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings (loss) per share in accordance with U.S. GAAP

	2003	2002	2001
Net income (loss) (millions of €)
Net income (loss) — basic and diluted	2,911	(22,098)	523

Weighted average shares outstanding (in millions)
Weighted average shares outstanding German GAAP	4,195	4,195	3,715
Adjustment(1)(2)	(31)	(36)	(39)
Weighted average shares outstanding U.S. GAAP — basic	4,164	4,159	3,676
Dilutive effect of options	5	—	13
Weighted average shares outstanding U.S. GAAP — diluted	4,169	4,159	3,689

Earnings (loss) per share (in €)
Basic and diluted earnings (loss) per share/ADS under U.S. GAAP	0.70	(5.31)	0.14

Earnings (loss) per share/ADS before implementation of SFAS No. 143/ SFAS No. 133 – basic and diluted	0.68	(5.31)	0.08
Cumulative effect from implementation of SFAS No. 143/SFAS No. 133	0.02	—	0.06
Total basic and diluted earnings (loss) per share/ADS in accordance with U.S. GAAP	0.70	(5.31)	0.14

(1)	Under U.S. GAAP, the weighted average shares outstanding has been adjusted to eliminate shares held in a trust, which are considered issued and outstanding for German GAAP but not for U.S. GAAP.
(2)	For the year ended December 31, 2003, the shares issued upon conversion of the outstanding mandatory convertible bonds are excluded from the computation of diluted earnings (loss) per share because they are antidilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Shareholders' Equity from German GAAP to U.S. GAAP:

			As of December 31,
			2003	2002(1)
			(millions of €)
Shareholders' equity as reported in the consolidated financial statements under German GAAP			33,811	35,416
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a	)	3,097	3,579
Mobile communications licenses	(b	)	9,000	7,114
Internally developed software	(c	)	471	529
Goodwill and asset differences	(d	)	1,162	(315)
Effects of dilution gains	(f	)	1,085	1,085
Unrealized gains on marketable securities	(g	)	250	166
Derivatives and related foreign exchange differences	(h	)	(73)	85
Accruals for personnel restructuring	(i	)	302	316
Deferred income	(k	)	(1,318)	(1,293)
Asset-backed securitizations	(l	)	49	103
Investments in equity investees	(m	)	205	(41)
Asset retirement obligations	(n	)	25	—
Other differences	(p	)	727	349
Income taxes	(q	)	745	2,701
Minority interest	(r	)	(4,559)	(4,443)
Shareholders' equity in accordance with U.S. GAAP			44,979	45,351

(1)	The 2002 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Statements of Shareholders' Equity in Accordance with U.S. GAAP

For the years ended December 31, 2003, 2002 and 2001
(Amounts in millions of €)

			Accumulated Other Comprehensive Income (Loss)
	Capital Stock nominal value(6)	Additional paid-in capital	Retained earnings (Accumulated deficit)	Cumulative translation adjustment account	Available- for- sale securities	Derivative instruments	Minimum pension liability	Treasury Shares	Total
Balance, January 1, 2001	7,756	24,006	13,162	(844)	2,035	—	—	(7)	46,108
Net income	—	—	523	—	—	—	—	—	523
Unrealized net gains (losses) on marketable securities(1)	—	—	—	—	67	—	—	—	67
Reclassification of net realized (gains) losses included in net income(2)	—	—	—	—	(1,971)	—	—	—	(1,971)
Additional minimum pension liability(3)	—	—	—	—	—	—	(158)	—	(158)
Net gains (losses) on derivatives(4)	—	—	—	—	—	64	—	—	64
Difference from currency translation	—	—	—	(762)	—	—	—	—	(762)
Total comprehensive (loss)	—	—	—	—	—	—	—	—	(2,237)
Dividends for 2000(7)	—	—	(1,877)	—	—	—	—	—	(1,877)
Shares issued for acquisition of T-Mobile USA and Powertel	2,990	28,624	—	—	—	—	—	—	31,614
Amortization of deferred stock-based compensation and tax benefit of exercised stock options	—	96	—	—	—	—	—	—	96
Balance, December 31, 2001	10,746	52,726	11,808	(1,606)	131	64	(158)	(7)	73,704
Net loss	—	—	(22,098)	—	—	—	—	—	(22,098)
Unrealized net gains (losses) on marketable securities(1)	—	—	—	—	(380)	—	—	—	(380)
Additional minimum pension liability(3)	—	—	—	—	—	—	(128)	—	(128)
Net gains (losses) on derivatives(4)	—	—	—	—	—	(145)	—	—	(145)
Difference from currency translation	—	—	—	(4,176)	—	—	—	—	(4,176)
Total comprehensive (loss)	—	—	—	—	—	—	—	—	(26,927)
Dividends for 2001(7)	—	—	(1,539)	—	—	—	—	—	(1,539)
Shares issued for acquisitions	—	83	—	—	—	—	—	—	83
Amortization of deferred stock-based compensation	—	30	—	—	—	—	—	—	30
Balance, December 31, 2002	10,746	52,839	(11,829)	(5,782)	(249)	(81)	(286)	(7)	45,351

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Accumulated Other Comprehensive Income (Loss)
	Capital Stock nominal value(6)	Additional paid-in capital	Retained earnings (Accumulated deficit)	Cumulative translation adjustment account	Available- for- sale securities	Derivative instruments	Minimum pension liability	Treasury Shares	Total
Balance, January 1, 2003	10,746	52,839	(11,829)	(5,782)	(249)	(81)	(286)	(7)	45,351
Net income	—	—	2,911	—	—	—	—	—	2,911
Unrealized net gains (losses) on marketable securities(1)	—	—	—	—	92	—	—	—	92
Additional minimum pension liability(3)	—	—	—	—	—	—	(269)	—	(269)
Net gains (losses) on derivatives(4)	—	—	—	—	—	(100)	—	—	(100)
Reclassification of derivatives into earnings (5)	—	—	—	—	—	91	—	—	91
Difference from currency translation	—	—	—	(3,124)	—	—	—	—	(3,124)
Total comprehensive (loss)	—	—	—	—	—	—	—	—	(399)
Dividends for 2002(7)	—	—	—	—	—	—	—	—	0
Shares issued on exercise of stock options and exchange rights	—	15	—	—	—	—	—	—	15
Amortization of deferred stock-based compensation	—	12	—	—	—	—	—	—	12
Balance, December 31, 2003	10,746	52,866	(8,918)	(8,906)	(157)	(90)	(555)	(7)	44,979

(1)	Unrealized net gains (losses) on marketable securities, net of tax (EUR 25 million in 2002). At December 31, 2003 net unrealized gains on available-for-sale securities were reported net of deferred taxes of EUR 425 million calculated at the applicable enacted rates for capital gains and losses in the periods during which they arose. Upon the sale of an available-for-sale security, the cumulative deferred taxes currently recorded in other comprehensive income relating to that security would be recorded in income from continuing operations.
(2)	Reclassification of realized (gain) losses included in net income, net of tax (EUR 19 million in 2001)
(3)	Additional minimum pension liability net of tax (EUR 171 million in 2003, EUR 82 million in 2002 and EUR 101 million in 2001)
(4)	Net gains (losses) on derivatives net of tax (EUR 62 million in 2003, EUR 30 million in 2002 and EUR 10 million in 2001). Unrealized gains of EUR 88 million relating to a net investment hedge, were reclassified in 2003 to Difference from currency translation.
(5)	Reclassification of derivatives into earnings net of tax (EUR 40 million in 2003)
(6)	Number of shares outstanding (in millions) are 4,169, 4,159, 3,676 and 3,030 at December 31, 2003, 2002, 2001 and 2000, respectively. The outstanding amounts differ from the amounts determined under German GAAP in 2003, 2002 and 2001 due to the treatment of shares placed in a trust as part of the acquisition of T-Mobile USA and Powertel.
(7)	The dividends per share/ADS (in €) for 2003, 2002, 2001 and 2000 were EUR 0.00 (proposed), 0.00, 0.37 and 0.62 respectively. Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)    Differences in Fixed Assets

The following table presents a summary of the main U.S. GAAP adjustments to equity discussed in this note:

	As of December 31,
	2003	2002
	(millions of €)
(i) Valuation of fixed assets	2,816	3,060
(ii) Sale and leaseback transactions	(205)	(55)
(iii) ISDN boxes	51	102
(iv) Write-down of submarine cable and indefeasible-rights-of-use	211	249
(v) Capitalization of interest and other	224	223
	3,097	3,579

(i) Under German GAAP, the Company has written down fixed assets, primarily relating to its real estate holdings. These write-downs were not recorded under U.S. GAAP for fixed assets classified as held and used. This resulted in a difference of approximately EUR 2,693 million and EUR 2,833 million in the carrying basis of land and buildings between U.S. GAAP and German GAAP at December 31, 2003 and 2002, respectively. In addition, the Company wrote-down EUR 123 million and EUR 227 million relating to the carrying value of certain fixed assets, on the basis of the 'prudence' principle under German GAAP during 2003 and 2002, respectively. Under U.S. GAAP, this write-down did not meet the impairment criteria under SFAS No. 144, and, therefore was reversed the reconciliation. These differences in valuation result in higher depreciation expense to be recorded under U.S. GAAP than under German GAAP. In addition, these differences will affect the gains or losses to be recognized upon sale of the real estate, to the extent that these differences in carrying values relate to the assets sold.

(ii) The Company entered into a series of sale and leaseback transactions primarily underlying its real estate holdings and to a substantially lesser extent equipment. These leasebacks qualified as off-balance-sheet leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to the Company's continuing involvement. The cumulative proceeds from the sales are recorded as liabilities, and the net book value of the sold assets remain recorded as assets. At December 31, 2003, the corresponding net book value of assets sold was EUR 2,663 million, the liability amounted to EUR 2,925 million. Additionally, approximately EUR 57 million in financing fees were capitalized as other assets related to the transactions, and are amortized over the term of the contracts. The future payments under German GAAP are included as minimum lease payments under operating leases in note (14) Property, Plant and Equipment.

(iii) The Company historically capitalized ISDN boxes relating to digital telephony services under both German and U.S. GAAP. In 2000, the acquisition costs for new ISDN boxes no longer exceeded the Company's minimum capitalization threshold under German GAAP and were expensed when acquired. As new assets no longer met the criteria for capitalization, the Company also expensed EUR 204 million in 2000 relating to the remaining book values of the assets previously capitalized. Under U.S. GAAP, the fact that new equipment purchases did not meet the criteria for capitalization did not result in the write-off of equipment previously capitalized in accordance with the Company's accounting policy. Accordingly, this write-off was not recorded and the costs were capitalized and depreciated under U.S. GAAP. The remaining net book value was EUR 51 million and EUR 102 million at December 31, 2003 and 2002, respectively.

(iv) During 2002, the Company recorded an EUR 249 million write-down in the values of certain of its indefeasible-rights of-use (IRUs) and submarine cables, for German GAAP purposes, due to declines in market prices for supply. This write-down was not required under U.S. GAAP, since the book values of the IRUs and cables were components of a larger cash generating unit with identifiable cash flows sufficient to recover the assets.

(v) Under German GAAP, the capitalization of interest related to fixed assets under construction is based on the allocated interest expense given the financial structure of the Company. Under U.S. GAAP, the capitalization of interest related to fixed assets under construction does not take into

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

account the Company's financial structure, but capitalizes the interest expense related to interest on borrowings used for construction costs during the construction period. As a result, the Company capitalized, cumulatively, an additional EUR 129 million and EUR 156 million of interest expense related to assets under construction for U.S. GAAP, in 2003 and 2002, respectively. In addition, site rental expense during the construction period is recorded as a period expense under German GAAP, but under U.S. GAAP the cost is capitalized as part of the constructed asset. As a result, an additional EUR 69 million and EUR 53 million were capitalized as part of the cost of the assets in 2003 and 2002, respectively.

(b)    Mobile Communications Licenses

Under German GAAP, the costs of the UMTS licenses purchased in the United Kingdom, Germany and Austria, licenses obtained in the acquisition of T-Mobile USA and Powertel, and the UMTS license obtained in the acquisition of T-Mobile Netherlands are amortized as scheduled from the time of acquisition over the expected period of usage. The interest on borrowings made to finance the acquisitions of these licenses is recognized immediately as an expense. Under U.S. GAAP, amortization of the UMTS licenses commences from the beginning of the economic use of the licenses, considered to be the start of operation of the networks, over the expected period of usage. Mobile licenses used in the U.S. have been determined to be intangible assets with indefinite useful lives under SFAS No. 142 and, accordingly, are not amortized. On a combined basis this resulted in a decrease in amortization expense of EUR 1,113 million, EUR 1,692 million and EUR 863 million in 2003, 2002 and 2001, respectively. The interest accumulated on borrowings through the start of network operation which represents part of the acquisition costs under U.S. GAAP, resulted in a decrease in interest expense of EUR 1.1 billion, EUR 1.2 billion and EUR 1.2 billion in 2003, 2002 and 2001, respectively.

For German GAAP purposes, nonscheduled amortization is recognized, when on an individual asset basis, an "other than temporary" decline in the value of the asset has occurred. For impairment testing of amortizing intangible assets (and other long-lived assets) under U.S. GAAP, SFAS No. 144 applies. Under that standard, assets are not necessarily individually tested, but rather are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. The recoverability of an asset group is tested by comparing the estimated undiscounted cash flows for the asset group to its carrying value. If the sum of the undiscounted cash flows is less than the carrying value, an impairment has occurred and the asset group's carrying value is reduced to its fair value. For intangible assets that are not amortized for U.S. GAAP purposes, such as the licenses in the U.S., SFAS No. 142 applies. Under that standard, the assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If an asset's carrying value exceeds its fair value an impairment has occurred and the carrying value of the asset is reduced to the fair value. Under German GAAP, nonscheduled amortization amounting to EUR 2,165 million was recorded in 2002 relating to the UMTS license in the U.K. Under U.S. GAAP, the nonscheduled amortization did not meet the criteria for an impairment charge under SFAS No. 144, and therefore no impairment charge was recorded. Under German GAAP, nonscheduled amortization amounting to EUR 9,384 million was recorded to reduce the licenses in the U.S. to their fair value as of September 30, 2002. Under U.S. GAAP, the licenses are subject to the requirements of SFAS No. 142, and the value was determined to be impaired during the annual impairment test performed as of September 30, 2002. As a result, an impairment charge amounting to EUR 9,923 million was recognized under U.S. GAAP, a difference of EUR 539 million when compared with German GAAP.

(c)    Internally Developed Software

Under U.S. GAAP, in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes certain internal and external expenses incurred during the project development stage of computer software for internal use. These assets are being amortized over their estimated useful lives of up to four years. Under German GAAP, these costs are expensed as incurred.

Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintenance and training costs are expensed in the period in which they are incurred. Also, the Company capitalizes interest associated with the development of internal-use software.

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

On January 1, 2002, the Company implemented SFAS No. 142. Upon its adoption, goodwill was no longer amortized under U.S. GAAP. The standard requires the assessment of the carrying value of goodwill and other intangible assets with indefinite useful lives for impairment annually or when indicators of impairment exist. The Company will perform the annual assessment of impairment as of the end of the third quarter of each year. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are deemed to be impaired if the carrying value of the asset exceeds its fair value. See note (43) (a) Intangible Assets for additional information regarding the Company's accounting for goodwill and other intangible assets.

U.S. GAAP Reconciling Adjustments to the Statement of Operations

The following table quantifies the differences in amortization expense for goodwill and intangible assets, with indefinite lives, as well as depreciation expense on fixed assets related to these assets for the years ended December 31, 2003, 2002, and 2001. The table also includes the differences between nonscheduled amortization recognized under German GAAP and the effects of impairment charges of goodwill and intangibles recognized under U.S. GAAP:

	For the year ended December 31,
	2003	2002(1)	2001(1)
	(millions of €)
U.S. GAAP adjustments to German GAAP expense, (increase) decrease Goodwill amortization	2,521	3,213	450
Reversal of nonscheduled amortization of goodwill under German GAAP	—	9,865	—
Goodwill impairment charges under U.S. GAAP	—	(14,567)	—
Intangible asset amortization expense	(589)	(684)	(727)
Fixed asset depreciation expense	(24)	(26)	(24)
Net effect	1,908	(2,199)	(301)

(1)	The 2002 and 2001 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP Reconciling Adjustments to Shareholders' Equity

The following table quantifies the differences between U.S. GAAP and German GAAP for goodwill, intangible assets, and fixed assets resulting from the Company's acquisitions.

	As of December 31,
	2003	2002(1)
	(millions of €)
U.S. GAAP adjustments to German GAAP amounts, increase (decrease)
Goodwill, net book value	(907)	(3,114)
Intangible assets	4,783	4,144
Intangible asset accumulated amortization	(2,830)	(1,499)
Fixed assets	148	214
Fixed asset accumulated depreciation	(32)	(60)
Net effect	1,162	(315)

(1)	The 2002 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

In 2001, the Company acquired T-Mobile USA and Powertel. The Powertel acquisition was a 100% stock acquisition with a predetermined fixed stock conversion rate that was not subject to adjustment. Under U.S. GAAP, the acquirer is required to use the stock price based on the date of the acquisition agreement to determine the acquisition price. This resulted in an increase in the U.S. GAAP purchase price, as compared to German GAAP. Based on a third party valuation, the purchase price was allocated to certain intangible assets as well as differences in deferred taxes which reduced the net effect on goodwill related to the purchase price differences. The purchase price and purchase price allocation differences related to the T-Mobile USA and Powertel acquisitions resulted in increases in goodwill of EUR 888 million and intangibles of EUR 1.1 billion under U.S. GAAP as compared to German GAAP as of the date of acquisition.

(e)    Write-down of Tradenames

At the end of 2001, the Company made the decision to re-brand its foreign mobile subsidiaries operating in the T-Mobile business segment to a common "T-Mobile" name by the end of 2002. For German GAAP purposes, this resulted in an immediate write-down of the respective portion of goodwill attributable to tradenames for the projected net book value on December 31, 2002, assuming normal amortization in 2002. This adjustment resulted in a net book value at the end of 2001 equivalent to one-year's normal amortization. For U.S. GAAP purposes, the decision was considered a triggering event resulting in an impairment assessment under SFAS No. 121. Based on this assessment, no impairment existed, but the assets were considered to be in use through the end of 2002. Accordingly, the write-down recorded under German GAAP was reversed. However, under U.S. GAAP, the remaining useful lives were shortened, with the remaining carrying amounts completely amortized by December 31, 2002 under both German GAAP and U.S. GAAP.

(f)    Effects of Dilution Gains

In 2000, T-Online, comdirect bank AG ("comdirect") and OJSC Mobile TeleSystems ("MTS") entered into transactions in which their shares were either sold for cash or exchanged as part of a purchase business combination. As a result of these transactions, the Company's ownership interest in the subsidiary or affiliate is reduced, resulting in a "dilution gain." For German GAAP, the Company recognized dilution gains resulting from cash sales of subsidiary or affiliate shares as a credit to income. However, the Company does not recognize dilution gains under German GAAP when cash proceeds are not received, unless a portion of those shares are sold at a later time to a third party for cash. Under U.S. GAAP, all cash and noncash equity transactions of subsidiaries or affiliates, including those related to purchase business combinations, are reflected as dilution gains.

Dilution gains related to sales of shares for cash totaled EUR 2,887 million in 2000 and have been recorded as income for German GAAP. For U.S. GAAP, this amount was EUR 57 million lower due to the different carrying basis in comdirect. Dilution gains related to purchase business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

combinations totaling EUR 1,968 million have been recorded in 2000 as income with a corresponding increase in goodwill for U.S. GAAP purposes but were not recognized for German GAAP purposes.

Amortization of the additional goodwill totaled EUR 250 million and EUR 170 million in 2001 and 2000, respectively, based on goodwill lives ranging from 7 to 15 years.

No amortization of the additional goodwill was recorded since 2002 because of the implementation of SFAS No. 142. In 2002 and 2001, as a result of impairment testing, an impairment charge was recorded to reduce the carrying value of the investment in comdirect to fair value. As the carrying basis for comdirect under U.S. GAAP exceeded the carrying basis under German GAAP due to the recognition of the dilution gains, additional write-downs of approximately EUR 145 and EUR 146 million in 2002 and 2001, respectively, were recorded under U.S. GAAP. The charge was taken as a result of the continued losses of comdirect and the decline in the market value of the stock of comdirect. The impairment charge was calculated by comparing the book value of the investment in comdirect including goodwill with the market value of the shares owned. No comparative impairment charge was recorded in 2003.

In 2002, the Company recognized a EUR 115 million larger gain for German GAAP on the sale of 9.81% of the shares in T-Online International AG. This difference results from dilution gains which were previously recognized for U.S. GAAP only.

(g)    Unrealized Gains on Marketable Securities

Under German GAAP, investments in marketable debt and equity securities (including certain securities classified as other investments) are generally carried at historical cost. Under U.S. GAAP, investments in marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available for sale, or held to maturity. Securities classified as trading or available for sale are reported at fair value at the balance sheet date and held to maturity securities are reported at historical cost. Unrealized gains and losses on trading securities are recorded in net income while unrealized gains and losses on securities categorized as available for sale are recorded, net of income tax, in shareholders' equity as a component of accumulated other comprehensive income.

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

Under U.S. GAAP, all freestanding derivatives and all bifurcated embedded derivatives are recognized as either assets or liabilities and measured at fair value. Changes in the fair value of derivative instruments are reported in earnings or other comprehensive income depending on the derivative's hedge designation, and on whether the hedge is highly effective. See additional discussion related to derivatives under German GAAP in note (35) Financial Instruments.

(i)    Accruals for Personnel Restructuring

Under German GAAP, the Company establishes provisions for the total costs expected to be incurred resulting from workforce reductions when those costs can be estimated. For U.S. GAAP purposes, costs associated with voluntary workforce reductions are recognized in the period of acceptance by the employee of the termination offer. In addition, prior to the adoption of SFAS 146, costs associated with involuntary workforce reductions were recognized when all the requirements to establish a restructuring accrual were fulfilled in accordance with EITF Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs included in Restructuring)." In 2003, the Company adopted the provisions of SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 has resulted in the Company recognizing the cost associated with involuntary workforce reductions at their fair value in the period in which the liability is incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j)    Deferral of Gains on Divestitures

During 2000 and 2001, the Company sold its interests in the broadband cable operations located in the North Rhine-Westphalia, Hesse and Baden-Wuerttemberg regions in separate transactions for a combination of cash, deferred payment notes, preference interest and equity interests in the buyers, for an aggregate sales price consideration of EUR 5,862 million. Under German GAAP, the entire gains upon consummation of these sales were recognized. During 2001, interest income of EUR 62 million representing the accretion on the deferred payment notes and preference interest was recognized and EUR 389 million were recorded to write-down the deferred payment notes and preference interest to fair market values. In 2002, no interest income was recognized on the deferred payment notes and preference interest under German GAAP, as these amounts were not deemed collectible and a provision of EUR 321 million was established to reduce the net carrying value of the deferred payment notes and preference interest to their fair values.

For U.S. GAAP, however, due to the equity interests received in these transactions, gains were calculated to the extent deemed sold. In addition, due to the high leverage of the buyers and the uncertainty of cash flows to repay the deferred payment notes and preference interest, the Company followed the guidance in Staff Accounting Bulletin Topic 5:U, "Gain Recognition on the Sale of Business or Operating Assets to a Highly Leveraged Entity", and deferred the amount of the gains relating to the deferred payment notes and preference interest received until collections become reasonably assured. In addition, the provisions recorded under German GAAP have been reversed, eliminating any valuation difference between German and U.S. GAAP for these notes since the gains associated with the deferred payment notes and preference interest were not recognized in income under U.S. GAAP.

(k)    Deferred Income

Under U.S. GAAP, the Company defers activation fees and certain other one-time charges and amortizes them over the average life of the related service period. The related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized. Under German GAAP, the revenue and incremental direct costs are recognized immediately. All other direct costs relating to customer activation are expensed as incurred under both German and U.S. GAAP. The Company also has certain other contracts with differing revenue recognition methods and periods. A network sharing agreement is accounted for under German GAAP with the revenue being recognized in accordance with the economic useful life, whereas under U.S. GAAP the revenue is to be recognized over the duration of the agreement. A second type of contract relates to IRUs. Under German GAAP, the sales of sub-leasing of capacity on certain fiber optic networks are recognized immediately, whereas, under U.S. GAAP, the sales are recorded as deferred revenue and recognized in income over the contract term, ranging from 20 to 25 years. A third type of contract relates to a long-term construction project. Under German GAAP, certain revenues were recognized because the Company had delivered a product and provided services in accordance with the contracts' acceptance provisions. Under U.S. GAAP, the Company did not consider this to be the culmination of the earnings process and deferred such amounts. The product delivered and services rendered were deemed to be part of a larger group-wide contract for which no reasonably dependable estimates of total cost could be made.

(l)    Asset-Backed Securitizations

In December 2001, December 2002, and November 2003, the Company entered into asset-backed securitization programs for the sale of qualifying receivables at its T-Com, T-Systems and T-Mobile divisions, respectively. Under German GAAP, the values of the receivables sold and residual interests retained are based on contractually stated values. For U.S. GAAP, the transactions are based on the fair values of the receivables sold and related interests retained. See note (44) (b) Asset-Backed Securitization for additional information regarding these transactions.

Under these securitization programs, the Company retains the servicing obligation related to the sold receivables, but without remuneration. No servicing liabilities have been established under German GAAP. However, for U.S. GAAP, the Company has recorded an estimated servicing liability for future costs to be incurred on the sold receivables in the amount of EUR 67 million in 2003 and EUR 50 million in 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(m)    Investments in Equity Investees

On January 1, 2002 the Company implemented SFAS No. 142 and, as required by that standard, ceased amortizing the embedded goodwill associated with its investments in equity investees. As a result, amortization of EUR 98 million and EUR 106 million, recorded under German GAAP in 2003 and 2002 was not recorded for U.S. GAAP purposes.

In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement with the Federal Republic of Germany (Federal Ministry of Transport) relating to the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highway toll charges for heavy vehicles (the "operating agreement"). In December 2002, the consortium entered into a partnership agreement and established a separate joint venture company, Toll Collect GmbH (together "Toll Collect"), to perform under the contract. Deutsche Telekom and DaimlerChrysler Services each hold a 45 % stake in Toll Collect, with the remaining 10 % being held by Cofiroute. Toll Collect's total assets, financial liabilities and total liabilities at December 31, 2003, calculated on the basis of U.S. GAAP, were EUR 0.8 billion, EUR 0.5 billion and EUR 1.1 billion, respectively. Deutsche Telekom's involvement with Toll Collect includes its equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting and certain financial guarantees. Additionally, certain of our divisions may act as sub-contractors of services to Toll Collect.

Under German GAAP, the share of the Toll Collect equity losses to be recorded under the equity method is limited to the value of the investment. Therefore, Deutsche Telekom recorded approximately EUR 108 million as its share of the equity in net losses. Due to the risks associated with the financial guarantees issued for Toll Collect, Deutsche Telekom recorded a provision of approximately EUR 334 million under German GAAP.

Under U.S. GAAP, the share of the Toll Collect equity losses is not limited to the value of the investment due to the existence of the guarantees. As a result, Deutsche Telekom recorded its share of the equity in net losses of approximately EUR 230 million under U.S. GAAP, resulting in a negative investment balance of approximately EUR 143 million at December 31, 2003. The provision recorded under German GAAP has been reversed, as the effects are reflected within the share of equity losses recognized under U.S. GAAP.

In 2002 and 2001, as a result of impairment testing, an impairment charge was recorded to reduce the carrying value of the investment in comdirect bank AG to fair value for U.S. GAAP as well under German GAAP. See note (41) (f) Effects of Dilution Gains for additional information. In 2003 the Company recorded a write-up of the net carrying amount of the investment in comdirect bank AG of EUR 84 million under German GAAP which was not recorded for U.S. GAAP.

In 2001, the Company restructured its equity investments in DeTeAsia, including exchanging its shares in Islacom for shares in Globe Telecom, which resulted in the recording of gains under German GAAP, as these transactions were recorded as individual transactions based on the legal contracts signed. For U.S. GAAP purposes, these transactions were recorded as primarily one transaction and accounted for as a non-monetary transaction with no gains or losses recognized. As a result, gains totaling EUR 123 million under German GAAP were recorded as a reduction of the carrying basis under U.S. GAAP in 2001. Additionally, the investment in Globe Telecom was recorded at cost under German GAAP. For U.S. GAAP purposes this investment was accounted for as an equity investment as required by Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APBO No. 18"). As a result of accounting for this investment under the equity method, the Company recognized equity in earnings of EUR 9 million in 2003 and EUR 18 million in 2002 under U.S. GAAP. In October 2003 the investment in Globe Telecom was sold. As the carrying basis for the investment under German GAAP exceeded the carrying basis under U.S. GAAP, a larger gain of EUR 94 million was recorded under U.S. GAAP.

The Company accounted for its investment in T-Mobile Netherlands as an equity investee until the remaining outstanding interest was acquired on September 30, 2002. Prior to September 30, 2002, the Company recorded differences between German GAAP and U.S. GAAP of approximately EUR 253 million relating to its investment in T-Mobile Netherlands. These differences consist of, among

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other things, a EUR 213 million write-off of the Company's share of the UMTS licenses held by T-Mobile Netherlands in 2002 that did not meet the impairment criteria for U.S. GAAP.

The remaining differences result from the recognition of equity pickup on operating results which are based on U.S. GAAP rather than German GAAP, primarily with respect to the investment in PTC in the amount of EUR 29 million in 2003.

(n)    Asset Retirement Obligation

On January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of an asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the shorter of the asset's useful life or the period to the expected settlement of the retirement obligation. The liability is accreted to its present value each period through charges to operating expense.

Under German GAAP, the absolute expected cost of the asset retirement obligation is recognized ratably over the period from the inception to settlement of the liability. See note (44)(e) New U.S. GAAP Standards Adopted in 2003 for additional information regarding SFAS No. 143.

(o)    Effects of Full Consolidation of debis, Net of Tax

On October 20, 2000, the Company acquired a 50.1% interest in debis Systemhaus GmbH ("debis") by purchasing newly issued shares for EUR 4.7 billion. In connection with this acquisition, the Company received a call option to acquire the 49.9% minority interest of debis held by DaimlerChrysler Services AG ("DaimlerChrysler"), and the Company granted DaimlerChrysler a put option to sell its 49.9% minority interest in debis to the Company. The exercise price for each option was EUR 4.7 billion. The put option was immediately exercisable, and the call option was exercisable on January 1, 2002. Under German GAAP, the Company accounted for this transaction as the acquisition of a 50.1% interest in debis, with the 49.9% interest held by DaimlerChrysler shown as minority interest within equity.

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

The accounting for this transaction under U.S. GAAP resulted in the following differences in net income (loss) compared to German GAAP:

	For the year ended December 31,
	2002	2001
	(millions of €)
Increase in amortization expense	(7)	(360)
Increase in financing charges	(24)	(60)
Decrease in income applicable to minority interest	—	94
Tax benefit	3	32
	(28)	(294)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financing charges represent the premiums to be paid for acquiring the minority interest in excess of the initial share price paid in October 2000, and include guaranteed dividends of EUR 10 million and EUR 60 million for 2002 and 2001, respectively.

(p)    Other Differences

Other differences consist of the different accounting and valuation approaches between German GAAP and U.S. GAAP that are not individually significant. The differences relate primarily to accruals recorded for German GAAP following the "prudence principle" and reversed for U.S. GAAP purposes because the obligation or liability is not probable of occurring. In 2003 accruals of EUR 417 million (in 2002 EUR 188 million) were reversed.

Other adjustments of EUR 310 million (in 2002 EUR 161 million) resulting in differences between German GAAP and U.S. GAAP concerns the treatment of unrealized gains on foreign currency receivables and payables that are recognized under U.S. GAAP but not under German GAAP, accruals for maintenance, and contract accounting. Under German GAAP, accruals have to be made for maintenance that is carried out within three months after the balance sheet date. Under U.S. GAAP, maintenance expenditures are reflected in the period a specific liability has been incurred. The contract accounting differences are a result of the application of the percentage of completion method under U.S. GAAP, as opposed to the completed contract method under German GAAP.

In 2003, 2002 and 2001, a minimum liability related to certain pension plans was recognized as an expense under German GAAP. Under U.S. GAAP, the increase to this liability amounting to EUR 439 million, EUR 210 million and EUR 259 million in 2003, 2002 and 2001, respectively, was recorded in other comprehensive income.

(q)    Income Taxes

The determination of income tax expense under German GAAP differs from U.S. GAAP as follows:

•	Under U.S. GAAP, in contrast to German GAAP, deferred tax assets are recognized for the estimated future tax effects attributable to tax loss carryforwards.

•	Under German GAAP, deferred taxes are not recorded for temporary differences that arose during tax-free periods. Under U.S. GAAP, the estimated future tax effects related to those temporary differences are recognized.

•	Under German GAAP, deferred taxes have not been recognized for those temporary differences that are not expected to reverse in the foreseeable future or where the reversal will occur prior to the usage of net operating loss carry forwards. Under U.S. GAAP, deferred taxes are generally recognized for all temporary differences.

In addition, deferred taxes also are provided for the income tax effects of valuation differences between U.S. GAAP and German GAAP. Deferred tax assets are measured based on enacted tax law and reduced by a valuation allowance to the amount that is more likely than not to be realized. Additionally, existing deferred tax assets and liabilities recognized under U.S. GAAP are adjusted when there is an enacted change of future tax rates.

In 2003 the German government enacted new tax legislation. Beginning January 1, 2004, 5% of dividends received and 5% of capital gains from the sale of shares in affiliated and unaffiliated companies are taxable while losses continue to be non-deductible. The change in tax legislation led to the recognition of EUR 110 million deferred tax liabilities under U.S. GAAP due to unrealized gains and to differences between U.S. GAAP book values and tax values on certain investments.

Other differences between the income tax expense determined in accordance with German GAAP and U.S. GAAP result from the differences in accounting for tax estimates and contingencies and the consolidation effects of debis which are presented net of tax. See note (42) Deferred Taxes in Accordance with U.S. GAAP for additional information.

(r)    Minority Interest

Beginning in 2003, the presentation of the minority interest in the reconciliation of net income (loss) and shareholders' equity has changed. Prior to 2003 all reconciling items relating to non-wholly

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

owned subsidiaries were presented net of minority interest. Beginning in 2003, all reconciling items are shown gross of minority interest and the minority interest, including the minority interest under German GAAP, is deducted in a separate line item. The prior years have been restated accordingly. In addition, certain prior year amounts included in the footnotes have been reclassified to conform to the current year presentation.

(42)    Deferred Taxes in Accordance with U.S. GAAP

Deferred tax assets and liabilities arising from temporary differences and net operating losses, in accordance with U.S. GAAP, are as follows:

	As of December 31,
	2003	2002(1)
	(millions of €)
Deferred tax assets
Current deferred tax assets
Net operating loss carryforwards	401	478
Inventory	108	156
Accruals for loss contingencies	74	115
Other accruals	122	165
Deferred income/ deferred expense	54	2
Other	110	211
	869	1,127
Noncurrent deferred tax assets
Goodwill	1,838	2,136
Net operating loss carryforwards	6,523	7,930
Fixed assets	2,106	1,420
Financial assets	368	623
Derivatives	579	74
Pension accruals	702	527
Civil servant health insurance accrual	288	429
Other accruals	242	304
Deferred income/ deferred expense	454	522
Other	486	318
	13,586	14,283
Deferred tax assets	14,455	15,410
Deferred tax liabilities
Current deferred tax liabilities
Accruals	(66)	(202)
Other	(465)	(311)
	(531)	(513)
Noncurrent deferred tax liabilities
Intangible assets	(5,722)	(5,795)
Fixed Assets	(3,168)	(2,588)
Financial assets	(112)	(88)
Accruals	(122)	(25)
Derivatives	(225)	(127)
Deferred income/ deferred expense	(74)	(26)
Other	(427)	(245)
	(9,850)	(8,894)
Deferred tax liabilities	(10,381)	(9,407)
Net current deferred tax assets	338	614
Net noncurrent deferred tax assets	3,736	5,389
Valuation allowance(2)	(4,893)	(5,652)
Net deferred tax assets (liabilities)	(819)	351

(1)	The 2002 amounts have been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.
(2)	Valuation allowance as of December 31, 2001: EUR 468 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the implementation of SFAS No. 142 in 2002, a number of major wireless carriers in the United States have concluded that the U.S. Federal Communications Commission ("FCC") wireless spectrum licenses should be considered to be intangible assets with indefinite lives. Classification by Deutsche Telekom of its FCC licenses to intangible assets with indefinite lives resulted in the cessation of scheduled amortization of these licenses, effective January 1, 2002. This cessation of amortization affected the Company's assessment as to future realization of deferred tax assets for tax loss carryforwards, resulting in the establishment of a valuation allowance of approximately EUR 4.3 billion during the first quarter of 2002.

The following table shows the development of deferred taxes from German GAAP to U.S. GAAP:

	As of December 31,
	2003	2002(1)
	(millions of €)
Net deferred tax assets (liabilities) under German GAAP	(919)	(1,646)
U.S. GAAP adjustments	100	1,997
Net deferred tax assets (liabilities) in accordance with U.S. GAAP	(819)	351

(1)	The 2002 amounts have been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(43)    Additional Information on the Financial Statements in Accordance with U.S. GAAP

(a)    Intangible Assets

Development of goodwill and other intangible assets

The following is a summary of the development of goodwill and other intangible assets from January 1, 2002 to December 31, 2003.

	Goodwill			Other intangible assets
	German GAAP	Difference	U.S. GAAP	German GAAP	Difference	U.S. GAAP
	(millions of €)			(millions of €)
Cost(1)
January 1, 2002	46,075	396	46,471	43,368	7,584	50,952
Additions	4,482	(2,668)	1,814	873	1,557	2,430
Disposals	(23)	(29)	(52)	(761)	(118)	(879)
Impairments	0	(14,567)	(14,567)	0	(9,946)	(9,946)
Consolidations, reclassifications and other	850	10	860	1,745	(406)	1,339
Foreign currency effects	(4,509)	684	(3,825)	(4,317)	221	(4,096)
December 31, 2002	46,875	(16,174)	30,701	40,908	(1,108)	39,800
Accumulated Amortization(1)
January 1, 2002	(5,478)	1,765	(3,713)	(3,914)	746	(3,168)
Scheduled amortization	(3,243)	3,243	0	(2,691)	(139)	(2,830)
Nonscheduled amortization	(9,865)	9,865	0	(11,549)	11,549	0
Disposals	23	0	23	732	119	851
Consolidations, reclassifications and other	(171)	210	39	(841)	149	(692)
Foreign currency effects	1,295	(1,033)	262	1,321	(1,035)	286
December 31, 2002	(17,439)	14,050	(3,389)	(16,942)	11,389	(5,553)
Net book value December 31, 2002(1)	29,436	(2,124)	27,312	23,966	10,281	34,247
Cost
January 1, 2003	46,875	(16,174)	30,701	40,908	(1,108)	39,800
Additions	150	(23)	127	683	1,315	1,998
Disposals	(969)	627	(342)	(766)	45	(721)
Consolidations, reclassifications and other	(41)	(32)	(73)	170	(131)	39
Foreign currency effects	(4,331)	(126)	(4,457)	(4,054)	(426)	(4,480)
December 31, 2003	41,684	(15,728)	25,956	36,941	(305)	36,636
Accumulated Amortization
January 1, 2003	(17,439)	14,050	(3,389)	(16,942)	11,389	(5,553)
Scheduled amortization	(2,521)	2,521	0	(2,157)	377	(1,780)
Disposals	814	(788)	26	732	(102)	630
Consolidations, reclassifications and other	41	6	47	84	115	199
Foreign currency effects	1,934	25	1,959	2,022	(46)	1,976
December 31, 2003	(17,171)	15,814	(1,357)	(16,261)	11,733	(4,528)
Net book value December 31, 2003	24,513	86	24,599	20,680	11,428	32,108

(1)	The 2002 amounts have been reclassified to conform to the current year presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net income (loss) adjusted according to SFAS No. 142 par. 61

The following table reconciles reported net income (loss) and basic and diluted earnings (loss) per share under U.S. GAAP in the periods to exclude amortization related to goodwill and intangible assets, net of any related tax effects, assuming the adoption of SFAS No. 142 had occurred on January 1, 2001:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Reported net income (loss)	2,911	(22,098)	523
Add back: Goodwill amortization	—	—	2,918
Add back: License amortization, net	—	—	336
Adjusted net income (loss)	2,911	(22,098)	3,777
Basic earnings (loss) per share:
Reported net income (loss)	0.70	(5.31)	0.14
Goodwill amortization	—	—	0.79
License amortization	—	—	0.09
Adjusted net income (loss)	0.70	(5.31)	1.02
Diluted earnings (loss) per share:
Reported net income (loss)	0.70	(5.31)	0.14
Goodwill amortization	—	—	0.79
License amortization	—	—	0.09
Adjusted net income (loss)	0.70	(5.31)	1.02

Changes in the carrying amount of goodwill for the segments and in total for the years ended December 31, 2002 and 2003

	T-Com	T-Mobile	T-Systems	T-Online	Other	Total
	(millions of €)
Balance at December 31, 2001	2,956	33,386	4,477	1,939	0	42,758
Impairment	(1,657)	(12,910)	—	—	0	(14,567)
Additions, disposals and change in the composition of Deutsche Telekom Group	371	(1,537)	307	(26)	6	(879)
Balance at December 31, 2002	1,670	18,939	4,784	1,913	6	27,312
Additions, disposals, translation effects and change in the composition of Deutsche Telekom Group	(224)	(2,543)	(41)	12	83	(2,713)
Balance at December 31, 2003	1,446	16,396	4,743	1,925	89	24,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Components of amortizable and non-amortizable intangible assets for U.S. GAAP purposes

	As of December 31, 2003		As of December 31, 2002(1)
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(millions of €)		(millions of €)
Amortizable intangible assets
UMTS licenses	18,681	—	18,100	—
Other intangible assets	8,680	4,012	10,713	5,069
Total amortizable intangible assets	27,361	4,012	28,813	5,069

(1)	The 2002 amounts have been reclassified to conform to the current year presentation.

Deutsche Telekom's U.S. GAAP carrying value of non-amortized intangible assets, mainly comprised of FCC licenses, amounted to approximately EUR 8.7 billion and EUR 10.5 billion at December 31, 2003 and 2002, respectively.

Current and expected amortization expense for other identifiable intangible assets for the current year and the subsequent five years.

Amount
(millions of EUR)
Aggregate amortization expense:
For the year ended December 31, 2003	1,780
Expected amortization expense:
For the years ending December 31, 2004	2,100
2005	1,900
2006	1,500
2007	1,300
2008	1,300

The above table represents Deutsche Telekom's estimate regarding future amortization of amortizable intangible assets as they are on Deutsche Telekom's balance sheet as of December 31, 2003. It is therefore likely that future amortization charges for amortizable assets will be higher, as the above figures do not include the impact of any future investments or capital expenditure in intangible assets and the forcasted amortization is based on the expected commercial launch date of the UMTS network.

(b)    Summary of Certain Balance Sheet Captions

The following is a summary of certain balance sheet captions reported in the consolidated financial statements under German GAAP and in accordance with U.S. GAAP.

		German GAAP December 31,		U.S. GAAP December 31,
	Note (41)	2003	2002(1)	2003	2002(1)
		(millions of €)		(millions of €)
Intangible assets	(b),(c),(d),(f)	45,193	53,402	56,707	61,559
Property, plant and equipment, net	(a),(d)	47,268	53,955	53,558	59,298
Financial assets	(g),(h),(m),(p)	3,190	4,169	3,736	4,366
Accruals	(h),(i),(n),(p),(q)	15,703	16,097	23,573	20,616
Debt(2)	(a),(h,),(n),(p)	55,411	63,044	58,824	64,988
Deferred income	(k),(q)	703	723	2,294	2,134

(1)	The 2002 presentation of minority interest has been reclassified to conform to the current year presentation. See note (41)(r) Minority Interest for additional information.
(2)	Debt under U.S. GAAP includes EUR 48 million and EUR 58 million of amortized premiums and EUR 264 million and EUR 295 million of discounts at December 31, 2003 and 2002, respectively, which under German GAAP are included in deferred income and prepaid expenses.

As permitted by Postreform II, certain property, plant and equipment on hand as of December 31, 1992 were valued at fair values rather than at historical cost less depreciation, which is required by U.S. GAAP. The Company has not been able to quantify the effect of the difference in accounting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

treatment because, prior to January 1, 1993, the predecessor did not maintain sufficiently detailed historical cost records. The fair market values were recorded in the opening balance sheet of Deutsche Telekom AG at January 1, 1995.

(44)    Other Information

(a)    Stock-Based Compensation

The Company accounts for employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 (APBO 25), Accounting for Stock Issued to Employees and related interpretations. In addition, the Company provides pro forma disclosure of stock based compensation, as measured under the fair value requirements of SFAS No. 123, Accounting for Stock-Based Compensation.

APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, option grants under the fixed award plans (2001 Stock Option Plans of Deutsche Telekom AG and T-Online International AG, Matáv and T-Mobile USA, Inc.) where the exercise price is equal to the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans (2000 Stock Option Plans of Deutsche Telekom AG and T-Online International AG) over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS No. 123 requires recognition of compensation expense for grants of stock options over the vesting periods of such grants, based on the estimated grant-date fair values of those grants.

In electing to continue to follow APBO No. 25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure for stock-based compensation granted, including, if materially different from reported results, disclosure of pro forma net earnings and earnings per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS No. 123. The fair value of the stock options issued in 2003, 2002 and 2001 were calculated at the grant date based on a Black-Scholes option pricing model, and based on a Monte-Carlo option pricing model for the options granted in 2000. The Monte-Carlo option pricing model was used for 2000, as the plan was considered a variable compensation plan.

At the grant dates, the underlying assumptions and the resulting fair values per option of the respective companies were as follows:

Deutsche Telekom AG	2003	2002	2001	2000
Expected dividend yield	—	3.60%	3.25%	1.00%
Expected stock volatility	—	60.0%	47.0%	44.0%
Risk-free interest rate	—	4.28%	4.65%	5.73%
Expected lives (in years)	—	4.4	5	5
Weighted average fair value per option granted during the year (in €)	—	3.79	4.87	25.08

T-Online International AG	2003	2002	2001	2000
Expected dividend yield	—	0%	0%	0%
Expected stock volatility	—	71.8%	60.0%	60.0%
Risk-free interest rate	—	4.333%	4.65%	5.475%
Expected lives (in years)	—	5	5	3.5
Weighted average fair value per option granted during the year (in €)	—	4.06	3.72	13.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

T-Mobile USA, Inc.	2003	2002	2001
Expected dividend yield	2.93% to 3.07%	2.60% to 3.85%	3.25%
Expected stock volatility	55%	60.0%	47.0%
Risk-free interest rate	3.13% to 3.98%	4.11% to 5.15%	5.50% to 5.98%
Expected lives (in years)	6.3	7.1	7.5
Weighted average fair value per option granted during the year (in USD)	7.31	6.12	35.57

Matáv	2003	2002
Expected dividend yield	—	1.53%
Expected stock volatility	—	40%
Risk-free interest rate	—	8.31%
Expected lives (in years)	—	1-3
Weighted average fair value per option granted during the year (in HUF)	—	284

A reconciliation of the Company's net income (loss) to pro forma net income (loss), and the related pro forma earnings (loss) per share amounts, for the years ended December 31, 2003, 2002 and 2001, is provided below. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period.

On May 31, 2001, as a result of the acquisition of T-Mobile USA and Powertel, all unvested, outstanding T-Mobile USA and Powertel stock options were converted into options to acquire, from a trust established for the benefit of holders of T-Mobile USA and Powertel stock options, Deutsche Telekom ADRs. Deutsche Telekom recorded deferred compensation of EUR 58 million related to unvested options due to the acquisition of T-Mobile USA and Powertel, of which EUR 18 million, EUR 18 million and EUR 11 million were recorded as stock-based compensation expense in 2003, 2002 and for the period from June 1, 2001 through December 31, 2001, respectively.

Under the fair value method of SFAS No. 123, the Company's net income (loss) (in millions of euro) and earnings (loss) per share (in euro) would have been as follows:

	For the year ended December 31,
	2003	2002	2001
Net income (loss)
As reported	2,911	(22,098)	523
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	18	18	11
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(67)	(102)	(71)
Pro forma net income (loss)	2,862	(22,182)	463

Earnings (loss) per share
Basic and diluted earnings (loss) per share
As reported	0.70	(5.31)	0.14
Pro forma	0.69	(5.33)	0.13

(b)    Asset-Backed Securitizations

The Company and its T-Com, T-Mobile and T-Systems divisions entered into agreements to sell, on a continuous basis, certain eligible trade accounts receivable to Qualifying Special Purpose Entities ("QSPEs"). Under German GAAP, the determination of the gain or loss on the sale of receivables is based upon contractual estimates for the credit and dilution discounts. Under U.S. GAAP, in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the gain or loss on sale of receivables depends in part on the carrying amount of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. The retained

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interests represent future rights to residual cash balances retained by the QSPE, to be released if collection performance exceeds certain credit loss and performance thresholds. At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount, loss on sale and other related expenses are included in program fees in the table below and classified as other expense in the consolidated Statement of Operations. Refunds of discounts are recorded when received, and classified within other income in the Consolidated Statement of Operations.

Differences Arising from Retained Interests

Under the T-Systems asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (between 7.15% and 15.5%, including credit loss rates from 3.65% to 12%). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase of the value of the retained interest (and a related reduction of the loss on sale) for U.S. GAAP of EUR 14 million and EUR 20 million in 2003 and 2002, respectively.

Under the T-Com asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (6.5%, including a 3.5% credit loss rate). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase in the value of the retained interest (and a related reduction of the loss on sale) of EUR 77 million in 2003, EUR 133 million in 2002, and a reduction in value of the retained interest (and a related increase of the loss on sale) of EUR 21 million in 2001.

Under the T-Mobile asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (25.5%, including a 5.5% credit loss rate). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase of the value of the retained interest (and a related reduction of the loss on sale) for U.S. GAAP of EUR 24.6 million in 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Significant Cash Flows

The table below summarizes certain cash flows received from and paid to securitization trusts under the T-Com, T-Mobile and T-Systems asset-backed securitizations:

	For the year ended December 31,
	2003	2002	2001
	(millions of €)
Proceeds from sales of new receivables to QSPEs	20,408	17,372	1,384
Proceeds from retained interests	913	655	—
Total cash flow received from QSPEs	21,321	18,027	1,384

Proceeds from collections made on behalf of QSPEs	(21,467)	(18,996)	(1,616)
less proceeds from collections not yet forwarded to QSPEs	57	93	1,456
Payments to QSPEs of collections made on its behalf	(21,410)	(18,903)	(160)
Program fees paid to QSPEs	(32)	(57)	(6)
Total cash flows forwarded to QSPEs	(21,442)	(18,960)	(166)

Net cash flows between QSPEs and Deutsche Telekom	(121)	(933)	1,218

Sales of receivables resulted in a loss of approximately EUR 253 million, EUR 303 million and EUR 175 million in 2003, 2002 and 2001, respectively. The loss is calculated as the difference between the face value and contract value of the receivables and includes expenses related to the servicing liability.

(c)    Equity Method Investments

Deutsche Telekom's investments in equity method affiliates amounted to EUR 2.3 billion and EUR 2.6 billion at December 31, 2003 and 2002, respectively. Deutsche Telekom recorded net income with respect to its equity method affiliates under U.S. GAAP in the amount of EUR 18 million in 2003 and net losses of EUR 85 million and EUR 653 million for the years 2002 and 2001, respectively.

The Company received dividends based on its equity interests in these companies of EUR 39 million, EUR 23 million and EUR 2.8 billion for the years 2003, 2002 and 2001, respectively.

The schedules below present summarized statements of operations for the significant investments that were accounted for under the equity method in 2001. Summarized financial information is not presented for equity method investments in 2003 and 2002, since the Company's equity investments were not deemed significant in 2003 or 2002 either individually or in the aggregate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Operations

	For the year ended December 31, 2001
	MTS	PTC	T-Mobile Netherlands	Virgin Mobile	Telesens	comdirect	Other Equity Investments	Total Equity Investments
	(millions of €)
Net revenue	926	1,187	448	264	82	236	1,422	4,565
Total expenses	(561)	(1,044)	(633)	(367)	(304)	(387)	(1,561)	(4,857)
Income (loss) before income taxes and minority interest	365	143	(185)	(103)	(222)	(151)	(139)	(292)
Income taxes	(108)	(9)	—	—	(23)	(10)	(80)	(230)
Minority interest	9	—	—	—	—	—	—	9
Income before effect of change in accounting principle and extraordinary gains (losses)	266	134	(185)	(103)	(245)	(161)	(219)	(513)
Cumulative effect of change in accounting principle, net of income taxes	(20)	(1)	—	(1)	—	—	—	(22)
Extraordinary gains (losses), net of income taxes	2	—	—	—	—	—	—	2
U.S. GAAP net income (loss)	248	133	(185)	(104)	(245)	(161)	(219)	(533)
Deutsche Telekom's percentage of ownership in investee	36.20%	45.00%	49.99%	50.00%	25.92%	21.35%	—	—
Deutsche Telekom's equity in net earnings (losses) of equity investees under U.S. GAAP	84	60	(92)	(52)	(64)	(34)	(26)	(124)
Consolidation adjustments:								—
Goodwill amortization	(2)	(80)	(54)	—	—	(33)	—	(169)
Intangible asset amortization	—	(12)	—	—	—	—	—	(12)
Impairment charges	—	—	—	—	(13)	(226)	—	(239)
Other	8	(27)	(7)	(2)	2	(4)	(79)	(109)
Deutsche Telekom's equity in net earnings (losses) of equity investees, including consolidating adjustments, under U.S. GAAP	90	(59)	(153)	(54)	(75)	(297)	(105)	(653)

(d)    Derivatives

Accounting Standard

Deutsche Telekom adopted Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended, on January 1, 2001 which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to hereafter as derivatives) and for hedging activities. SFAS No. 133 requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Derivative instruments must be classified as hedging instruments (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or hedges of the net investment in a foreign operation) or non-hedging instruments, and the accounting treatment of derivative instruments and hedged items depends on this classification.

Changes in the fair value of derivatives designated in qualifying highly effective fair value hedging relationships (including foreign currency fair value hedging relationship) are recognized in current period earnings along with fair value changes of the hedged item that are attributable to the hedged risk reflected as adjustments to the carrying value of the hedged item. Changes in the fair value of derivatives designated in qualifying, highly effective, cash flow hedging relationships (including foreign currency cash flow hedging relationship) are recorded in other comprehensive income (outside earnings) and recognized in earnings when the hedged item affects earnings. Any hedge

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ineffectiveness is recorded in current-period earnings. If a financial instrument is designated as a hedge of a net investment in a foreign operation, the changes in the hedging instrument's fair value are recorded in other comprehensive income as part of the cumulative translation adjustment. Changes in the fair value of derivative instruments that are not designated as hedging instruments are recognized in earnings when they occur.

Risk Management Policies

Deutsche Telekom is exposed to foreign currency risks, interest rate risks and equity price risks arising from fluctuations in exchange rates, interest rates and quoted share prices. Deutsche Telekom's risk policy generally takes into account only risks affecting the Group's cash flows. Therefore, fair value changes of investments arising from fluctuations in quoted share prices as well as foreign currency translation risks inherent in Deutsche Telekom's net investments in foreign entities normally are not hedged. Deutsche Telekom does not enter into derivative financial instruments for trading purposes or other speculative purposes.

Deutsche Telekom is exposed to interest rate risks, primarily in the European Union, in Great Britain and in the United States. In order to mitigate the impact of interest rate fluctuations in these areas, Deutsche Telekom separately manages interest rate risk for euro-, U.S. dollar- and British pound-denominated liabilities. Under consideration of its existing and forecasted debt structures, Deutsche Telekom enters into interest rate derivatives, principally interest rate swaps, to modify the interest payments on bonds, other liabilities and cash investments to adjust their risk profile to a target level of floating-rate and fixed-rate interest as defined by the Management Board.

Deutsche Telekom is exposed to foreign currency risks in connection with its investing, financing and operating activities. Since Deutsche Telekom's corporate objective is pursued through its global commercial operations (the sale of telecommunications and IT services), its foreign currency risk exposures are normally managed, provided the risks would affect the Group's cash flows. Foreign currency risks that do not affect the Group's cash flows (for example, risks resulting from the translation of Deutsche Telekom's foreign entities' assets and liabilities to the Group's reporting currency) generally remain unhedged. However, in specific circumstances, Deutsche Telekom may seek to hedge the foreign currency translation risk inherent in certain foreign entities.

For purposes of managing foreign currency risks, Deutsche Telekom makes a distinction between investing, financing and operating activities:

Foreign currency risks in the investment area arise from the acquiring, holding and divesting of investments in foreign entities. Translation risk associated with our net investments in foreign entities was not hedged at December 31, 2003 except for our net investment in T-Mobile USA. At December 31, 2003 there were no hedged forecasted acquisitions or sales of foreign entities.

Foreign currency risks in the financing area arise from foreign currency denominated financial liabilities. Deutsche Telekom enters into cross-currency interest rate swaps and foreign currency forward contracts in order to economically convert foreign currency denominated financial liabilities into the Group companies' functional currencies (primarily euro, U.S. dollar and British pound). At December 31, 2003, foreign currency denominated liabilities for which foreign currency risks were managed primarily consisted of bonds and medium term notes denominated in Japanese yen, British pound, Czech koruna and Polish zloty. Foreign currency risks related to a variety of short-term foreign currency denominated intercompany loans are mitigated with forward currency contracts.

Foreign currency risks in the operating area are limited because individual Group entities conduct most of their activities in their respective functional currency. However, certain Group entities are exposed to foreign currency transaction risk related to anticipated foreign exchange payments primarily for capital expenditures and expense payments to international telecommunications carriers for completing international calls made by our domestic customers. Deutsche Telekom occasionally enters into foreign currency forward contracts or purchases foreign currency options to hedge these anticipated payments up to a maximum of one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Initial Application of SFAS No. 133

On January 1, 2001, Deutsche Telekom recognized all freestanding derivative instruments as either assets or liabilities and measured them at fair value under U.S. GAAP. The differences between the derivatives' previous carrying amounts and their fair values were reported as transition adjustments. Because Deutsche Telekom's foreign currency forward contracts, foreign currency options and cross-currency interest rate swaps were already recognized at fair value at December 31, 2000, transition adjustments were only required for certain interest rate derivatives.

The majority of Deutsche Telekom's interest rate derivatives entered into before January 1, 2001 were used to create synthetic financial instruments (mostly synthetic variable rate debt). Thus, for example, Deutsche Telekom sold 30 year fixed-rate U.S. dollar notes and simultaneously entered into a combination of interest rate swaps' and cross-currency interest swaps to effectively create a 10 year fixed-rate British pound borrowing. Adjusting the interest rate swaps' previous carrying amounts (accrued interest payables and receivables) to their fair values resulted in a net gain of EUR 226 million (after taxes of EUR 144 million) on January 1, 2001, which was reported as a cumulative-effect-type adjustment to net income.

A smaller number of interest rate swaps as well as interest rate collars entered into before January 1, 2001 were used to reduce the cash flow exposure of floating-rate British pound liabilities. The transition adjustments for these derivatives resulted in a loss of EUR 22 million (after taxes of EUR 10 million) which was reported as a cumulative-effect-type adjustment to accumulated other comprehensive income on January 1, 2001. The adjustment to accumulated other comprehensive income has been reclassified into earnings over the residual period that interest payments on the floating-rate liabilities affect earnings. In 2003 the balance in accumulated other comprehensive income was completely reflected in earnings.

Deutsche Telekom's other interest rate derivatives were already recognized at fair value on December 31, 2000 and no transition adjustments for these derivatives were therefore required.

No derivative or non-derivative hedging instrument entered into before January 1, 2001 was designated anew as a hedging instrument at January 1, 2001 except for a British pound-denominated borrowing that hedged the foreign currency exposure of a portion of Deutsche Telekom's net investment in T-Mobile UK.

Post-Transition-Date Accounting under SFAS No. 133

Deutsche Telekom decides on the date that it enters into a derivative contract whether it is appropriate to apply hedge accounting for the derivative. If Deutsche Telekom elects to apply hedge accounting, it puts in place the appropriate hedge documentation and effectiveness testing routine at inception of the hedge.

Fair Value Hedges

In 2003, Deutsche Telekom had pay-variable, receive-fixed interest rate swaps to hedge the fair value risk of certain fixed rate debt. These interest rate swaps were designated as hedging instruments in qualifying, highly effective, fair-value hedging relationship of euro, British pound and U.S. dollar denominated fixed-rate liabilities.

For the years ended December 31, 2003, 2002 and 2001, Deutsche Telekom recognized in earnings no ineffectiveness for all of the fair value hedge exposures to interest rate risk. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

In 2003, Deutsche Telekom had cross-currency interest rate swaps as hedging instruments for foreign currency denominated fixed-rate liabilities, converting them into functional currency denominated variable-rate liabilities. These cross-currency interest rate swaps were designated as hedging instruments in qualifying, highly effective, fair-value hedging relationship of foreign currency denominated fixed-rate liabilities. For the year ended December 31, 2003, Deutsche Telekom recognized EUR 31 million in earnings representing hedge ineffectiveness on cross-currency interest rate swaps. All components of the cross-currency interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Flow Hedges

U.S. dollar exposures

During 2002 and 2003, Deutsche Telekom designated certain pay-fixed, receive-variable U.S. dollar interest rate swaps as hedging instruments in qualifying, highly effective, cash-flow hedges of forecasted interest payments.

During 2003, Deutsche Telekom reported net losses on these swaps of EUR 37 million (after taxes of EUR 24 million) in accumulated other comprehensive income.

Additionally during 2003, Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 63 million loss (after taxes of EUR 40 million). EUR 59 million of this loss (after taxes of EUR 38 million) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter. These forecasted interest payments were hedged over a period of up to four years.

All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness. Deutsche Telekom expects that approximately EUR 30 million of net losses deferred in accumulated other comprehensive income relating to these interest rate swaps will be reclassified into earnings during the next twelve months when the hedged item occurs.

During 2002, Deutsche Telekom reported losses on these swaps of EUR 145 million (after taxes of EUR 29 million) in accumulated other comprehensive income. These forecasted interest payments are hedged over a period of up to five years.

British pound exposures

During 2002 and 2003, Deutsche Telekom designated certain existing pay-fixed, receive-variable GBP interest rate swaps as hedging instruments in qualifying, effective, cash-flow hedges of forecasted interest payments under a syndicated loan agreement based on a principal amount of GBP 500 million.

During 2003 Deutsche Telekom reported net losses on these swaps of EUR 13 million (after taxes of zero) in accumulated other comprehensive income.

Additionally during 2003, Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 28 million loss (after taxes of zero). These forecasted interest payments are hedged over a period of up to two years. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

Deutsche Telekom expects that approximately EUR 16 million of net losses deferred in accumulated other comprehensive income relating to these interest rate swaps will be reclassified into earnings during the next twelve months when the hedged item occurs.

During 2002, Deutsche Telekom reported losses on these swaps of EUR 11 million (after taxes of zero) in accumulated other comprehensive income. These forecasted interest payments are hedged over a period of up to three years. The ineffective portion of these swaps in 2002 was EUR 0.2 million, which was recognized as a loss under U.S. GAAP.

Additionally during 2002, Deutsche Telekom reclassified from accumulated other comprehensive income to earnings a EUR 88 million loss (after taxes of zero) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter.

Net Investment Hedges

During 2003, Deutsche Telekom continued to hedge its foreign currency translation risk associated with shares of preferred stock in T-Mobile USA, which form a part of Deutsche Telekom's net investment in T-Mobile USA.

During 2003 Deutsche Telekom changed the hedging instruments. Before the change, Deutsche Telekom hedged the foreign currency exposure inherent in the redeemable preferred shares with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

short-term foreign currency forward contracts, five-year-cross-currency interest rate swaps and U.S. dollar-denominated long term debt. Since the change, Deutsche Telekom has hedged the U.S. dollar investment in T-Mobile preferred stock almost entirely with U.S. dollar-denominated long-term debt.

During 2003, Deutsche Telekom recorded to cumulative translation adjustment, a component of other comprehensive income, a net gain of EUR 835 million (after taxes of zero) related to the derivative and nonderivative hedging instruments designated in the hedge of Deutsche Telekom's net investment in T-Mobile USA.

During 2002, Deutsche Telekom changed the hedging instruments designated as hedges of its net investment in T-Mobile USA in the form of shares of redeemable preferred stock. Before the change, Deutsche Telekom hedged the foreign currency exposure inherent in the redeemable preferred shares with short-term foreign currency forward contracts. After the change, the hedging instruments used were foreign currency forward contracts (still short-term), five-year cross-currency interest rate swaps (Deutsche Telekom pays U.S. dollar at fixed rates and receives euro at fixed rates) and U.S. dollar denominated long-term debt, respectively. Each hedging instrument is designated in a separate, qualifying hedging relationship. During 2002, Deutsche Telekom recorded to cumulative translation adjustment, a component of other comprehensive income, a net gain of EUR 960 million (after taxes of zero) related to derivative and non-derivative hedging instruments designated in a hedge of Deutsche Telekom's net investment in T-Mobile USA.

In 2001, Deutsche Telekom hedged the foreign currency translation risk inherent in a portion of its net investment in T-Mobile UK with British pound-denominated borrowings through 2001. At June 1, 2001, Deutsche Telekom designated U.S. dollar forward sale contracts (U.S. dollar versus euro sales) as hedges of the foreign currency translation risk inherent in shares of the preferred stock in VoiceStream, which form a part of Deutsche Telekom's net investment in VoiceStream. Gains and losses on these derivative and nonderivative financial instruments were reported in other comprehensive income (shareholders' equity) along with gains and losses resulting from the translation of the net assets of the mentioned foreign subsidiaries at current spot rates.

All Other Derivatives

Deutsche Telekom also enters into certain derivative transactions that do not qualify for hedge accounting under SFAS No. 133, but do provide for effective economic hedges under the Group's risk management policies.

For derivatives that hedge the foreign currency transaction risk of recognized foreign currency denominated assets or liabilities, Deutsche Telekom does not seek special hedge accounting because the transaction gain or loss on the economically hedged foreign currency denominated asset or liability will be reported in earnings concurrently with the gain or loss on the derivative.

For the purpose of the balance sheet presentation in accordance with U.S. GAAP as of December 31, 2003, Deutsche Telekom reported the fair value of hedging and non-hedging derivative instrument assets of EUR 0.5 billion (2002: EUR 0.9 billion) in other non-current assets and hedging and non-hedging derivative instrument liabilities of EUR 1.3 billion (2002: EUR 1.3 billion) in other current liabilities. These amounts reflect no netting of derivative instrument assets and liabilities.

(e)    New U.S. GAAP Standards Adopted in 2003

SFAS No. 143

On January 1, 2003, Deutsche Telekom adopted SFAS No. 143, Accounting for Asset Retirement Obligations, ("SFAS No. 143"). Upon adoption, the Company recorded the fair value of the liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement cost is being depreciated over the shorter of the related asset's useful life or the period to the expected settlement of the retirement obligation. As a result, the Company recorded a credit of EUR 84 million, representing a cumulative effect of the adoption of SFAS No. 143, net of taxes of EUR 59 million. Pro-forma effects for the year ended December 31, 2002 and 2001 assuming SFAS No. 143 was effective as of January 1, 2001, were not material to the liabilities, net income or per share amounts in accordance with U.S. GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deutsche Telekom has asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites and in administrative and retail buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term. The following table shows the development of the liability for asset retirement obligations for the year ended December 31, 2003.

For the year ended December 31, 2003
(millions of €)
Liability for asset retirement obligations at December 31, 2002	295
Cumulative effect on the liability of the adoption of SFAS No. 143	22
Accretion expense	22
New asset retirement obligations incurred	16
Asset retirement obligations settled	(3)
Revisions in estimated cash flows	43
Effect of currency translation	(8)
Liability for asset retirement obligations at December 31, 2003	387

SFAS No. 146

The Company accounts for exit or disposal activities that are initiated after December 31, 2002 following the provisions of Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The adoption of this standard did not have a material impact on the Company's results of operations, financial position or cash flows.

SFAS No. 149

The Company adopted Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149") for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 codified certain decisions made by the FASB as part of the Derivatives Implementation Group process by amending and clarifying the scope and implementation guidance of SFAS No. 133, for similar accounting treatment of contracts with comparable characteristics. The adoption of SFAS No. 149 did not have a material impact on the Company's results of operations, financial position and cash flows.

SFAS No. 150

The Company adopted Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") for financial instruments entered into or modified after May 31, 2003. SFAS No. 150 established standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, including certain obligations that can or must be settled by issuance of a company's own equity shares. SFAS No. 150 requires that certain financial instruments which previously were classified as equity, be classified as liabilities or assets. The adoption of SFAS No. 150 did not have a material impact on the Company's results of operations, financial position and cash flows.

FIN 45

The Company adopted the initial recognition and measurement provisions of the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", for guarantees issued or modified after December 31, 2002, which did not have a material impact on its results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)    Recently Issued U.S. GAAP Accounting Standards

FIN 46

In January, 2003, the FASB issued Interpretation No. ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIEs"). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). The Company has adopted the Interpretation's disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003, with transitional provisions for VIEs that existed prior to that date. On December 24, 2003, the FASB issued a revised interpretation to FIN 46 ("FIN 46R") to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. The Company plans to adopt the provisions of FIN 46R as of March 31, 2004 to all entities that existed prior to February 1, 2003.

The Company has identified Toll Collect as a VIE, and is still assessing whether it is the primary beneficiary.

EITF 00-21

In December 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables." The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company is required to adopt the provisions of EITF 00-21, for revenue arrangements entered into on or after January 1, 2004. To accomplish this, the Company must identify and determine the fair value of the component deliverables. The determination of fair values in the mobile and systems business is complex, as some of the components are price sensitive and volatile in a competitive marketplace. Additionally, the Company will be required to develop processes to update the relative fair values based upon competitive market conditions. The Company is assessing the impact that the implementation of this standard will have on its results of operations, financial position and cash flows.

EITF 01-8

On May 28, 2003, the Financial Accounting Standards Board ratified the consensus reached in the Emerging Issues Task Force Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease" ("EITF 01-8"). EITF 01-8 addresses the issue of how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, "Accounting for Leases." EITF 01-8 requires lease accounting for contractual arrangements that explicitly or implicitly convey the right to use (or control the use of) specific property, plant or equipment. These "embedded lease" attributes exist in certain data processing outsourcing arrangements that require a substantial investment in computer hardware and terminals devoted solely to the use of a single customer, or where providers of network capacity grant rights to capacity on the basis of an indefeasible right of use. The adoption of EITF 01-8 will result in the applicability of lease accounting to agreements previously recorded as service revenues. The Company plans to adopt the provisions of EITF 01-8 for all agreements entered into after December 31, 2003, and it is not expected to have a material impact on the Company's results of operations, financial position and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)    Subsequent Events

Acquisition of Scout24 approved by anti-trust authorities

On December 10, 2003, the Supervisory Board of T-Online International AG approved the acquisition of 100 percent of the shares in Scout24 AG, Baar, Switzerland, from the private equity company Beisheim Holding Schweiz AG. The German and Austrian anti-trust authorities approved the transaction at the beginning of February 2004. Subject to agreed adjustments depending on the 2003 financial statements of Scout24 AG, the purchase price is approximately EUR 180 million in cash and includes the assumption of a shareholder loan. The Scout24 marketplaces are aimed at users in Germany, Switzerland, and other European countries.

Sale of shares in Virgin Mobile

At the end of January 2004, T-Mobile and Virgin Group Ltd. signed a contract agreeing that Virgin Group Ltd. would acquire T-Mobile UK's 50-percent stake in their joint venture Virgin Mobile. In return, under the terms of a new wholesale agreement, Virgin Mobile will continue to use T-Mobile UK's network for at least another 10 years; Virgin Mobile has no mobile communications network of its own. In addition, T-Mobile will share in the proceeds of a stock market flotation of Virgin Mobile if one occurs.

Toll Collect

DaimlerChrysler Services, Deutsche Telekom AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) reached an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport) in September 2002 on the establishment and operation of a system for the recording and collection of toll charges for the use of German highways by commercial vehicles with a permissible total weight of more than 12 tons. Deutsche Telekom and DaimlerChrysler Services each hold a 45-percent stake in the Toll Collect consortium, with the remaining 10 percent being held by Cofiroute. The start of operations, initially scheduled for August 31, 2003, has been delayed.

The consortium has been in negotiations with the Federal Ministry of Transport. The discussions are focused in particular on the timing and the form the system will take at its launch, issues of liability, and other amendments to the agreement, as well as technical aspects of the toll collection system. The Federal Minister of Transport, Building and Housing announced on February 17, 2004 that notice of termination would be given. On February 25, 2004, Deutsche Telekom received this notice of termination dated February 19, 2004.

Under the terms of the operating agreement, the consortium then has the opportunity to remedy within two months the reasons for termination as stated, insofar as they are justified, and to agree with the Federal Ministry of Transport the remaining preconditions for continuation of the Toll Collect project before the Federal Ministry of Transport can finally terminate the agreement. Termination by the Federal Ministry of Transport would also have a negative impact on the net worth, financial position, and results of the Group.

On February 29, 2004, the consortium and the Federal Ministry of Transport agreed on modalities for continued cooperation. The agreement concerns the project plan in particular, as well as issues of liability and remuneration. The consortium and the Federal Ministry of Transport will implement the agreed amendments in the coming weeks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A further capital increase of EUR 80 million was carried out on February 27, 2004 to extend the financing of Toll Collect GmbH and to comply with the agreed equity guarantee. A further capital increase of EUR 150 million is planned for March 2004.

Bonn, March 11, 2004

Deutsche Telekom AG
Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick

Josef Brauner	Thomas Holtrop

Dr. Heinz Klinkhammer	René Obermann

Konrad F. Reiss