Form 20-F/A
period 2003-12-31
DEUTSCHE TELEKOM AG
filed 2004-06-29
CIK 946770

As filed with the Securities and Exchange Commission on June 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Form 20-F/A

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

Item 17         Item 18

* Not for trading, but only in connection with the registration of American Depositary Shares.

This Amended Annual Report on Form 20-F/A dated June 29, 2004 is being filed to:

(1)	add financial information concerning certain affiliates and subsidiaries of Deutsche Telekom AG (found herein on pages A-1 to A-270) pursuant to the requirements of Item 3-09 of Regulation S-X;

(2)	amend "Item 3. Key Information — Exchange Rates" on page 8 of the Form 20-F filed on March 30, 2004 to change the reference in the table of the average noon buying rate for 2003 from "1.4111" to "1.1411", and to change the year reference in the first sentence below the table from "2003" to "2004";

(3)	amend "Item 5. Operating and Financial Review and Prospects — Consolidated Results of Operations — Segment Analysis — T-Com — Personnel Costs" on page 110 of the Form 20-F filed on March 30, 2004 to delete the words "during the year." in the second paragraph thereunder; and

(4)	amend "Item 5. Operating and Financial Review and Prospects — Consolidated Results of Operations — Segment Analysis — T-Systems — Total Revenue" on page 111 of Form 20-F filed on March 30, 2004 to insert the word "million" after "EUR 10,614" in the third paragraph thereunder.

Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Annual Report on Form 20-F filed on March 30, 2004 is being amended, and the filing of this Amended Annual Report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to March 30, 2004. This Amended Annual Report on Form 20-F/A is incorporated by reference into the registration statements of Deutsche Telekom AG on Form F-3, File No. 333-13550, and on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

PART III

ITEM 17.    Financial Statements

Not applicable.

ITEM 18.    Financial Statements

See pages F-1 through F-104.

Separate financial statements required by Rule 3-09 of Regulation S-X are included on pages A-1 through A-270 in this Annual Report.

ITEM 19.    Exhibits

Documents filed as exhibits to this Annual Report.

1.1	Articles of Incorporation (Satzung) of Deutsche Telekom AG as amended to date (English translation included).

2.1	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Deutsche Telekom's Registration Statement on Form F-3, File No. 333-12096).*

2.2	Except as noted above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	Significant subsidiaries as of the end of the year covered by this Annual Report.*

11.1	Deutsche Telekom AG's Code of Ethics.*

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Section 302 of of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Combined consent of Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft AG and PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft.*

14.2	Consent of PricewaterhouseCoopers Accountants N.V.

14.3	Consent of ZAO Deloitte & Touche CIS.

14.4	Statement Regarding Consent of Arthur Andersen and Arthur Andersen Sp. z o.o.

*	Previously filed.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DEUTSCHE TELEKOM AG

Date:    June 25, 2004

By:	/s/ Kai-Uwe Ricke
Name:	Kai-Uwe Ricke
Title:	Chairman of the Management Board
By:	/s/ Dr. Karl-Gerhard Eick
Name:	Dr. Karl-Gerhard Eick
Title:	Deputy Chairman of the Management Board
Finance and Controlling

2

DEUTSCHE TELEKOM AG

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Ben Nederland Holding B.V. as of and for the year ended December 31, 2001	A-1
Consolidated Financial Statements of OJSC Mobile TeleSystems as of and for the years ended December 31, 2003, 2002 and 2001	A-15
Consolidated Financial Statements of Polska Telefonia Cyfrowa Sp. z o.o. as of and for the years ended December 31, 2003, 2002 (unaudited) and 2001 (audited)	A-70
Consolidated Financial Statements of Virgin Mobile Telecoms Limited as of and for the years ended December 31, 2003 and 2002 (unaudited, U.K. GAAP)	A-126
Consolidated Financial Statements of Virgin Mobile Telecoms Limited as of and for the years ended December 31, 2001 and 2002, (unaudited U.K. GAAP)	A-152
Consolidated Financial Statements of Virgin Mobile Telecoms Limited for the years ended December 31, 2001 and 2000 and for the period from incorporation (29 January 1999) to 31 December 1999 (US GAAP)	A-180
Consolidated Financial Statements of comdirect bank Aktiengesellschaft as of and for the years ended December 31, 2003 and 2002 (unaudited)	A-198
Consolidated Financial Statements of comdirect bank Aktiengesellschaft as of and for the years ended December 31, 2002 and 2001 (unaudited)	A-244

F-1

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

______________

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

4.	INTANGIBLE FIXED ASSETS

€’000

COST
Balance at January 1, 2001	592,079
Additions	36,901
Disposals	—

Balance at December 31, 2001	628,980

ACCUMULATED AMORTISATION
Balance at January 1, 2001	(42,710)
Amortisation for the year	(38,195)

Balance at December 31, 2001	(80,905)

Net book value at December 31, 2001	548,075

5.	TANGIBLE FIXED ASSETS

	Installations, machinery and equipment	Furniture and fixtures	Leasehold improvements	Assets under construction	Total

	€’000	€’000	€’000	€’000	€’000
AT COST
Balance at January 1, 2001	169,436	4,729	92,143	110,791	377,099
Additions	57,693	1,823	24,602	85,951	170,069
Disposals	(1,227)	—	(132)	(266)	(1,625)
Transfers from assets under construction	24,757	—	10,545	(41,938)	(6,636)

Balance at December 31, 2001	250,659	6,552	127,158	154,538	538,907

ACCUMULATED DEPRECIATION
Balance at January 1, 2001	(30,554)	(1,266)	(9,741)	—	(41,561)
Charge for the year	(24,560)	(1,216)	(11,061)	—	(36,837)
Disposals	235	—	8	—	243

Balance at December 31, 2001	(54,879)	(2,482)	(20,794)	—	(78,155)

Net book value at December 31, 2001	195,780	4,070	106,364	154,538	460,752

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

Under U.S. GAAP, interest accumulated on borrowings during the asset construction period are capitalised and are amortized once the respective assets are placed in operation resulting in an increase in the net loss of € 692,000 in 2001 and a decrease in the net loss in 2000 of €4,375,000.

b)

Under Dutch GAAP, interest costs related to the financing of the mobile communications licences are expensed as incurred. Under US GAAP, the license is considered an inextricable part of the network used to provide the actual services and accordingly interest costs related to the financing of the licenses during the network construction period are capitalized as part

BEN NEDERLAND HOLDING B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE THREE YEARS ENDED DECEMBER 31, 2001

of network cost. This results in a decrease in net loss of € 11,653,000, € 7,754,000 and €379,000 in 2001, 2000 and 1999, respectively.
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

The effect of these items is set out in the following tables.

Reconciliation of net loss from Dutch GAAP to U.S. GAAP:
(Amounts in € ’000)

	2001	2000	1999

Net loss as reported in the consolidated financial statements under Dutch GAAP	(198,866)	(239,379)	(162,429)
Interest capitalisation(1)	10,961	12,129	379
Technical equipment lease(2)	250	250	(3,875)
Vendor penalties(3)	2,540	2,540	(3,358)

Net loss in accordance with U.S. GAAP	(185,115)	(224,460)	(169,283)

Reconciliation of shareholders’ equity from Dutch GAAP to U.S. GAAP

(Amounts in € ’000)

	Dec 31, 2001	Dec 31, 2000

Shareholders’ equity in accordance with Dutch GAAP	608,549	807,415
Interest capitalisation(1)	26,181	15,220
Technical equipment lease(2)	(3,375)	(3,625)
Vendor penalties(3)	(9,555)	(12,095)

Shareholders’ equity in accordance with U.S. GAAP	621,800	806,915

THIS PAGE INTENTIONALLY LEFT BLANK

OJSC MOBILE TELESYSTEMS
AND SUBSIDIARIES

Consolidated Financial Statements
December 31, 2003, 2002 and 2001
Unaudited

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
OJSC Mobile TeleSystems and Subsidiaries

Independent Auditors’ Report	A-16

Consolidated Financial Statements at December 31, 2003 and 2002:

Consolidated balance sheets at December 31, 2003 and 2002	A-17

Consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001	A-19

Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2003, 2002 and 2001	A-20

Consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001	A-21

Notes to consolidated financial statements	A-22

Report of Independent Registered Public Accounting Firm

To the Shareholders of OJSC Mobile TeleSystems:

We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Group changed its method of accounting for subscriber acquisition costs in 2001.

/s/ ZAO Deloitte & Touche CIS

March 26, 2004, except for Note 24,
as to which the date is June 15, 2004

Moscow, Russia

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 and 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31,

	2003	2002

CURRENT ASSETS:
Cash and cash equivalents (Note 5)	$90,376	$34,661
Short-term investments (Note 6)	245,000	30,000
Trade receivables, net (Note 7)	99,951	40,501
Accounts receivable, related parties (Note 18)	3,356	3,569
Inventory (Note 8)	67,291	41,386
Prepaid expenses	46,679	26,537
Deferred tax asset, current portion (Note 15)	44,423	12,223
VAT receivable	209,629	154,061
Other current assets	33,774	15,392

Total current assets	840,479	358,330

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $532,268 and $299,216, respectively (Note 9)	2,256,076	1,344,633
LICENSES, net of accumulated amortization of $257,024 and $143,402, respectively (Notes 4 and 21)	703,103	386,919
OTHER INTANGIBLE ASSETS AND GOODWILL, net of accumulated amortization of $148,052 and $78,889, respectively (Note 10)	312,677	138,090
DEBT ISSUANCE COSTS, net of accumulated amortization of $4,586 and $2,898, respectively (Note 12)	9,431	2,957
INVESTMENTS IN AND ADVANCES TO ASSOCIATES (Note 20)	103,585	34,034

Total assets	$4,225,351	$2,264,963

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 and 2002
(Amounts in thousands of U.S. dollars, except share amounts)

	December 31,

	2003	2002

CURRENT LIABILITIES:
Accounts payable, related parties (Note 18)	$31,904	$4,968
Trade accounts payable	168,039	117,623
Deferred connection fees, current portion (Note 11)	21,467	22,210
Subscriber prepayments and deposits	191,768	110,950
Debt, current portion (Note 12)	103,312	67,098
Notes payable, current portion (Note 12)	597,836	—
Capital lease obligation, current portion (Notes 13 and 18)	9,122	21,232
Income tax payable	11,128	3,987
Accrued liabilities (Note 14)	143,789	73,919
Other payables	19,604	2,225

Total current liabilities	1,297,969	424,212

LONG-TERM LIABILITIES:
Notes payable, net of current portion (Note 12)	800,000	298,943
Debt, net of current portion (Note 12)	142,418	59,971
Capital lease obligation, net of current portion (Notes 13 and 18)	7,646	7,241
Deferred connection fees, net of current portion (Note 11)	25,177	19,694
Deferred taxes (Note 15)	180,628	87,485

Total long-term liabilities	1,155,869	473,334

Total liabilities	2,453,838	897,546

COMMITMENTS AND CONTINGENCIES (Note 22)
MINORITY INTEREST	47,603	65,373
SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2003 and 2002, 345,244,080 of which are in the form of ADS (Note 1)	50,558	50,558
Treasury stock (9,929,074 as of December 31, 2003 and 9,966,631 as of December 31, 2002 common shares at cost) (Note 17)	(10,197)	(10,206)
Additional paid-in capital	559,911	558,102
Unearned compensation (Note 17)	(869)	(212)
Shareholder receivable (Note 12)	(27,610)	(34,412)
Accumulated other comprehensive income (Note 2)	7,595	—
Retained earnings	1,144,522	738,214

Total shareholders’ equity	1,723,910	1,302,044

Total liabilities and shareholders’ equity	$4,225,351	$2,264,963

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(Amounts in thousands of U.S. dollars, except share and per share amounts)

	2003	2002	2001

NET REVENUES:
Service revenues	$2,435,717	$1,274,287	$830,308
Connection fees	29,372	24,854	21,066
Equipment sales	81,109	62,615	41,873

	2,546,198	1,361,756	893,247

COST OF SERVICES AND PRODUCTS, exclusive of depreciation and amortization shown separately below (including related party amounts of $37,680, $31,607 and $30,537, respectively):
Interconnection and line rental	187,270	113,052	75,278
Roaming expenses	113,838	83,393	68,387
Cost of equipment	173,071	90,227	39,828

	474,179	286,672	183,493

OPERATING EXPENSES (including related party amounts of $11,002, $9,602 and $8,882, respectively) (Note 19):	406,722	229,056	134,598
SALES AND MARKETING EXPENSES (including related party amounts of $23,668, $12,140 and $8,707, respectively):	326,783	171,977	107,729
DEPRECIATION AND AMORTIZATION	415,916	209,680	133,318
IMPAIRMENT OF INVESTMENT (Note 20)	—	—	10,000

Net operating income	922,598	464,371	324,109
CURRENCY EXCHANGE AND TRANSLATION (GAINS) LOSSES	(693)	3,474	2,264
OTHER EXPENSES/(INCOME) (including related party amounts of $6,161, $5,141 and $2,978, respectively):
Interest income (Note 6)	(18,076)	(8,289)	(11,829)
Interest expense	106,551	44,389	6,944
Other expenses (income), net	3,420	(2,454)	(2,672)

Total other expenses (income), net	91,895	33,646	(7,557)
Income before provision for income taxes and minority interest	831,396	427,251	329,402
PROVISION FOR INCOME TAXES (Note 15)	242,480	110,417	98,128
MINORITY INTEREST	71,677	39,711	7,536

NET INCOME before cumulative effect of a change in accounting principle	517,239	277,123	223,738
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 3)	—	—	(17,909)

NET INCOME	$517,239	$277,123	$205,829

Weighted average number of common shares outstanding	1,983,374,949	1,983,359,507	1,983,359,507
Earnings per share, basic and diluted:
Net income before cumulative effect of a change in accounting principle	$0.261	$0.140	$0.113
Net income	$0.261	$0.140	$0.104

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock		Accumulated Other Comprehensive Income	Additional Paid-in Capital	Unearned Compen- sation	Share- holder Receivable	Retained Earnings	Total

	Shares	Amount	Shares	Amount

BALANCES,
December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	—	552,030	—	(49,519)	258,221	801,084

Receivable from Sistema (Note 12):							—
Increases for interest	—	—	—	—	—	3,764	—	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	—	—	14,325	—	14,325
Net income	—	—	—	—	—	—	—	—	205,829	205,829
Dividends declared	—	—	—	—	—	—	—	—	(2,959)	(2,959)

BALANCES,
December 31, 2001	1,993,326,138	50,558	(9,966,631)	(10,206)	—	555,794	—	(38,958)	461,091	1,018,279

Receivable from Sistema (Note 12):
Increases for interest	—	—	—	—	—	2,073	—	(2,073)	—	—
Payments from Sistema	—	—	—	—	—	—	—	6,619	—	6,619
Issuance of stock options (Note 17)	—	—	—	—	—	235	(235)	—	—	—
Amortization of deferred compensation (Note 17)	—	—	—	—	—	—	23	—	—	23
Net income	—	—	—	—	—	—	—	—	277,123	277,123

BALANCES,
December 31, 2002	1,993,326,138	$50,558	(9,966,631)	$(10,206)	—	$558,102	$(212)	$(34,412)	$738,214	$1,302,044

Receivable from Sistema (Note 12):
Increases for interest	—	—	—	—	—	807	—	(807)	—	—
Payments from Sistema	—	—	—	—	—	—	—	7,609	—	7,609
Issuance of stock options (Note 17)	—	—	—	—	—	1,002	(1,002)	—	—	—
Stock options exercised (Note 17)	—	—	37,557	9	—	—	—	—	—	9
Amortization of deferred compensation (Note 17)	—	—	—	—	—	—	345	—	—	345
Dividends declared (Note 1)	—	—	—	—	—	—	—	—	(110,931)	(110,931)
Cumulative translation adjustment net of income taxes	—	—	—	—	7,595	—	—	—	—	7,595
Net income	—	—	—	—	—	—	—	—	517,239	517,239

BALANCES,
December 31, 2003	1,993,326,138	$50,558	(9,929,074)	$(10,197)	$7,595	$559,911	$(869)	$(27,610)	$1,144,522	$1,723,910

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(Amounts in thousands of U.S. dollars)

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$517,239	$277,123	$205,829
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	71,677	39,475	7,536
Depreciation and amortization	415,916	209,680	133,318
Amortization of deferred connection fees	(29,372)	(24,854)	(20,027)
Equity in net loss of associates	(2,670)	—	—
Cumulative effect of a change in accounting principle	—	—	17,909
Gain on debt extinguishment	—	—	(2,780)
Inventory obsolescence expense	3,307	5,614	2,543
Provision for doubtful accounts	32,633	7,047	3,219
Deferred taxes	(43,001)	(18,989)	(39,964)
Non-cash expenses associated with stock bonus and stock option plans	213	23	—
Impairment of investment	—	—	10,000
Changes in operating assets and liabilities:
Increase in trade receivables	(64,597)	(18,945)	(7,181)
Decrease/(Increase) in accounts receivable, related parties	213	(1,360)	(3,091)
Increase in inventory	(14,737)	(18,186)	(4,129)
Increase in prepaid expenses	(11,029)	(2,634)	(8,552)
Increase in VAT receivable	(50,230)	(64,154)	(59,618)
(Increase)/Decrease in other current assets	(8,122)	(7,422)	1,613
(Decrease)/Increase in accounts payable, related parties	(1,417)	81	1,049
Increase/(Decrease) in trade accounts payable	2,673	(16,058)	20,470
Increase in subscriber prepayments and deposits	76,861	46,064	49,980
Increase/(Decrease) in income tax payable	7,141	(19,778)	10,753
Increase in accrued liabilities and other payables	63,286	20,045	19,324

Net cash provided by operating activities	965,984	412,772	338,201

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(667,206)	(143,396)	(75,858)
Purchases of property, plant and equipment	(839,165)	(502,054)	(396,667)
Purchases of intangible assets	(119,606)	(72,218)	(44,533)
Purchases of short term investments	(215,000)	—	(110,000)
Proceeds from sale of short term investments	—	55,304	195,602
Investments in and advances to associates	(69,110)	(35,557)	(10,067)

Net cash used in investing activities	(1,910,087)	(697,921)	(441,523)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	1,097,000	50,808	248,135
Notes issuance cost	(9,556)	(649)	(3,856)
Capital lease obligation principal paid	(22,646)	(1,804)	(7,947)
Dividends paid	(110,864)	—	(2,959)
Proceeds from loans	712,716	52,851	13,577
Loan principal paid	(677,374)	(7,008)	(13,683)
Payments from Sistema	8,269	6,619	14,325

Net cash provided by financing activities	997,545	100,817	247,592

Effect of exchange rate changes on cash and cash equivalents	2,273	(636)	(469)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	55,715	(184,968)	143,801

CASH AND CASH EQUIVALENTS, beginning of year	34,661	219,629	75,828

CASH AND CASH EQUIVALENTS, end of year	$90,376	$34,661	$219,629

SUPPLEMENTAL INFORMATION:
Income taxes paid	$286,016	$147,346	$129,418
Interest paid	$79,824	$43,438	$4,096
Non-cash investing activities:
Additions to network equipment and software under capital lease	$10,928	$18,917	$34,072
Payable related to business acquisition (Note 4)	$27,500	$—	$—

The accompanying notes to consolidated financial statements are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars,
except share and per share amounts or if otherwise stated)

1.          DESCRIPTION OF BUSINESS

Business of the Group

OJSC Mobile TeleSystems and its subsidiaries (“MTS” or the “Group”) is the leading provider of wireless telecommunication services in the Russian Federation (“RF”) and Ukraine in terms of the number of subscribers and revenues. The Group has operated primarily in the GSM standard since 1994.

Open Joint-Stock Company Mobile TeleSystems (“MTS OJSC” or the “Company”) was created on March 1, 2000, through the merger of Closed Joint-Stock Company Mobile TeleSystems (“MTS CJSC”) and RTC CJSC, its wholly-owned subsidiary. MTS CJSC was formed in 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. The development of the network was achieved through green-field build-out in the regions for which the Company was granted 900 or 1800 MHz (“GSM-900” and “GSM-1800”) cellular licenses or through the acquisition of majority stakes in local GSM operators (see Note 21 Operating Licenses and Note 4 Businesses Acquired).

The Company’s shares are traded in the form of American Depositary Shares (“ADS”). Each ADS represents 20 shares of common stock of the Company. In July 2000, the Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares.

Ownership

As of December 31, 2003 and 2002, MTS’ shareholders of record and their respective percentage direct interests were as follows:

	2003	2002

Joint-Stock Financial Corporation “Sistema” (“Sistema”)	41.0%	35.0%
T-Mobile Worldwide Holding GmbH (“T-Mobile”)	25.4%	36.4%
VAST, Limited Liability Company (“VAST”)	3.1%	3.1%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%	8.0%
ADS Holders	17.4%	17.4%
GDR Holders	5.0%	—
All executive officers and directors	0.1%	0.1%

	100.0%	100.0%

Sistema owns 51.0% equity interest in VAST, a limited liability company incorporated under the laws of the Russian Federation; the remaining 49.0% interest is held by ASVT, a Russian open joint-stock company. Sistema’s effective ownership in MTS was 50.6% and 44.6% at December 31, 2003 and 2002, respectively.

In March 2003, Sistema and T-Mobile (together, “the Shareholders”) entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,332,614 shares of MTS, representing 10.0% of outstanding common stock of MTS. On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6.0% of the outstanding common stock of MTS and purchased T-Mobile’s 49.0% interest in Invest-Svyaz-Holding, bringing its interest in Invest-Svyaz-Holding to 100.0%. Concurrently with this transaction, T-Mobile sold its holding of 5.0% in MTS on the open market in the form of Global Depositary Receipts (“GDRs”) listed on the London Stock Exchange.

In April 2003, Sistema issued $350.0 million 10.25% notes, due in 2008. These notes are collateralized by 193,473,900 shares of common stock of MTS OJSC.

On June 30, 2003, the Group approved cash dividends of $1.12 per ADS ($0.056 per share) for a total of $111.0 million. As of the date of these statements, dividends in the amount of $96.7 million, net of tax in the amount of $10.5 million, were paid.

On November 28, 2003, common shares of MTS OJSC were included by the Board of Moscow Interbank Currency Exchange (“MICEX”) into the MICEX “B” Quotation List.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

Accounting principles

MTS maintains its accounting books and records in Russian rubles for its subsidiaries located in the Russian Federation and Ukrainian hryvnas for Ukrainian Mobile Communications (“UMC”) based on local accounting and tax legislation. The accompanying consolidated financial statements have been prepared in order to present MTS’ financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and expressed in terms of U.S. dollars.

The accompanying consolidated financial statements differ from the financial statements used for statutory purposes in that they reflect various adjustments, not recorded on the entities’ books, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment and intangible assets.

Basis of consolidation

Wholly owned subsidiaries and majority owned subsidiaries where the Company has operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated upon consolidation. The Company’s share in net income of unconsolidated affiliates was insignificant for each of the three years in the period ended December 31, 2003, and is included in other income in the accompanying consolidated statements of operations. Results of operations of subsidiaries acquired are included in the consolidated statements of operations from the date of their acquisition.

As of December 31, 2003 and 2002, MTS has investments in the following significant operating and holding entities:

	Accounting Method	December 31,

		2003	2002

Rosico(1)	Consolidated	—	100.0%
ACC	Consolidated	100.0%	100.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	100.0%	100.0%
SCS-900	Consolidated	88.5%	51.0%
FECS-900	Consolidated	60.0%	60.0%
Uraltel	Consolidated	99.8%	53.2%
MTS Finance(2)	Consolidated	100.0%	100.0%
BM Telecom	Consolidated	100.0%	100.0%
Kuban-GSM	Consolidated	100.0%	52.7%
Dontelecom	Consolidated	100.0%	100.0%
MTS-Barnaul	Consolidated	100.0%	100.0%
BIT	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	100.0%	—
UMC	Consolidated	100.0%	—
Sibchallenge	Consolidated	100.0%	—
TSS	Consolidated	100.0%	—
Volgograd Mobile	Equity	50.0%	—
Astrakhan Mobile	Equity	50.0%	—
Mar Mobile GSM	Consolidated	100.0%	—
Primtelefon	Equity	50.0%	—
MSS	Consolidated	83.5%	83.5%
ReCom	Consolidated	53.9%	53.9%
TAIF Telcom	Consolidated	52.7%	—
UDN-900	Consolidated	51.0%	51.0%
Novitel	Consolidated	51.0%	51.0%
MTS Belarus	Equity	49.0%	49.0%

______________

(1)	On June 9, 2003, the Group’s wholly owned subsidiary, Rosico, merged into MTS OJSC pursuant to a shareholders’ resolution approving the transaction.
(2)	Represents beneficial ownership.

Translation methodology

Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary. Management believes that the U.S. dollar is the appropriate functional currency because the majority of its revenues, costs, property and equipment purchased, and debt are either priced, incurred, payable or otherwise measured in U.S. dollars. Each of the legal entities domiciled in Russia, Ukraine and Belarus maintains its records and prepares its financial statements in the local currency, principally either Russian ruble, Ukrainian hryvna or Belarusian ruble, in accordance with the requirements of local statutory accounting and tax legislation.

Translation (re-measurement) of financial statements denominated in local currencies into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign currency translation.”

For subsidiaries of the Group where functional currency is the U.S. dollar, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

For UMC and Kuban-GSM where functional currency is the local currency, Ukrainian hryvna and Russian ruble, respectively, a “new cost basis” for all non-monetary assets has been established as of January 1, 2003. All year end balance sheet items have been translated into U.S. dollars at the period end exchange rate. Revenues and expenses have been translated at period average exchange rate. Cumulative translation adjustments in the amount of $7,595, net of income taxes were recorded directly in the consolidated statement of shareholders’ equity.

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

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of intangible assets and other long-lived assets, and valuation allowances on deferred tax assets.

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

Inventory

Inventory, accounted for at lower of cost, determined by the first-in, first-out, or FIFO method, or market, consists of telephones and accessories, held for sale and spare parts, to be used for equipment maintenance within next twelve months and other inventory items.

Telephones and accessories, held for sale, are written down to their market values based on specific monthly reviews of significant inventoried items and are expensed as cost of equipment.

Value-added taxes (“VAT”)

Value-added taxes related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the customer. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

Property, plant and equipment

Property, plant and equipment with a useful life of more than one year are capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5–12 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

Maintenance and repair costs are expensed as incurred, while upgrades and improvements that extend useful lives are capitalized.

License costs

License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (see Note 4 Businesses Acquired) and (b) licenses purchased directly from government organizations, which require license payments.

Our current operating licenses do not provide for automatic renewal upon expiration, and as the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized, subject to periodic review for impairment, on a straight-line basis over three to ten years starting from the date such license area becomes commercially operational.

Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, the Group reclassified $22.0 million relating to the 1998 acquisition of Rosico from goodwill to licenses.

Other intangible assets and Goodwill

Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base and rights to use premises. A significant portion of the rights to use premises was contributed by shareholders to the Group’s charter capital. Telephone numbering capacity costs with finite contractual life are being amortized over five to ten years and the rights to use premises are being amortized over ten years.

Software costs are amortized over four years. Acquired customer base is amortized over the estimated average subscriber life from 30 to 70 months. Other intangible assets are being amortized over three to four years. All finite-life intangible assets are being amortized using the straight-line method.

Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142. Amortization of deferred numbering capacity costs starts immediately upon the purchase of numbering capacity.

Goodwill represents the excess of the cost of business acquired over the fair market value of identifiable net assets at the date of acquisition, namely fair value of workforce-in-place acquired in the purchase of UMC (see Note 4 Business Acquired).

Goodwill is reviewed annually, as of the beginning of the fourth quarter, for impairment or whenever it is determined that impairment indicators exist. The Company determines whether an impairment has occurred by assigning goodwill to the reporting unit identified in accordance with SFAS No. 142, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If a goodwill impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. To date, no impairment of goodwill has occurred.

Leasing arrangements

The Group accounts for leases based on the requirements of SFAS No. 13, “Accounting for Leases.” Majority of the Group’s operating leases are for the premises. Certain subsidiaries of the Group lease switches, base stations and other cellular network equipment as well as billing systems. For capital leases, the present value of future minimum lease payments at the inception of the lease is reflected as an asset and a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities.

Subscriber acquisition costs

Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. MTS expenses these costs as incurred. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life (see also Note 3 Change in Accounting Principle).

Investments impairment

Management periodically assesses the realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value.

For the three years in the period ended December 31, 2003, no such impairments have occurred, except as discussed in Note 20 Investments In and Advances to Associates.

Debt issuance costs

Debt issuance costs are amortized using the effective interest method over the terms of the related debt.

Impairment of long-lived assets

MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS records impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. For the three years in the period ended December 31, 2003, no such impairments have occurred.

Subscriber prepayments

The Group requires the majority of its customers to pay in advance for telecommunication services. All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Revenue recognition

Revenues are recognized on an accrual basis, when services are actually provided or title to equipment passes to customer, regardless of when the resulting monetary or financial flow occurs.

MTS categorizes the revenue sources in the statements of operations as follows:

•

Service revenues: (a) subscription fees, (b) usage charge, (c) value-added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS’ network and (e) prepaid phone cards;

•	Connection fees;
•	Equipment sales: (a) sales of handsets, and (b) sales of accessories.

Subscription fees

MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and Value-added services fees

Usage charges consist of fees based on airtime used by subscriber, the destination of the call and the service utilized.

Value-added service fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, internet usage and data services. MTS recognizes revenues related to usage charges and value-added services in the period when services were rendered.

Roaming fees

MTS charges roaming per-minutes fees to other wireless operators for non-MTS subscribers utilizing MTS’ network. Guest roaming fees were $153,271, $83,393 and $52,639 for the years ended December 31, 2003, 2002 and 2001, respectively.

Prepaid phone cards

MTS sells to subscribers prepaid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

At the time that the prepaid phone card is purchased, MTS records the receipt of cash as a subscriber prepayment. The Group recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the prepaid phone card has expired.

In 2002, MTS introduced a new line of prepaid service tariff plans, whereby a customer may purchase a package that allows a connection to the MTS network and a predetermined allotment of wireless phone calls and/or other services offered by the Group. Revenues under these plans are allocated between connection fees and service fees based on their relative fair values.

Connection fees

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Group estimates that the average expected term of the subscriber relationship is 39 months in Russia and 47 months in Ukraine (see also Note 11 Deferred Connection Fees).

Equipment sales

MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Group recognizes revenues from the handsets and accessories when title passes to the customer. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

In Ukraine, MTS also from time to time sells handsets at prices below cost. MTS recognizes these subsidies in cost of equipment when sale is recorded.

Expense recognition

Expenses incurred by MTS in relation to the provision of wireless communication services mainly relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and amortization, and maintenance of the network.

Calls made by subscribers from areas outside of territories covered by the Group licenses are subject to roaming fees charged by the wireless provider in those territories. These fees are recorded as roaming expenses, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber. Roaming fees are charged to MTS subscribers based on Group’s existing tariffs and recorded as service revenues.

The costs of handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed when title passes to the customer. Any fees paid to dealers as commissions are recorded as a component of sales and marketing expenses.

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

Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2003, 2002 and 2001 were $102,018, $48,624 and $42,715, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Government pension fund

Subsidiaries of the Group contribute to the local state pension fund and social fund, on behalf of all its employees.

In Russia, starting from January 1, 2001 all social contributions, including contributions to the pension fund, were substituted with a unified social tax (“UST”) calculated by the application of a regressive rate from 35.6% to 2% of the annual gross remuneration of each employee. UST is allocated to three social funds, including the pension fund, where the rate of contributions to the pension fund vary from 28% to 2%, respectively, depending on the annual gross salary of each employee. The contributions are expensed as incurred.

In Ukraine the subsidiary of the Group is required to contribute a specified percentage of each employee payroll up to a fixed limit to Pension Fund, Unemployment Fund and Social Security Fund.

Earnings per share

Basic earnings per share (“EPS”) have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilution of stock options, granted to employees. There are 4,797,410 stock options outstanding as of December 31, 2003.

The following is the reconciliation of the share component for basic and diluted EPS:

	December 31,

	2003	2002	2001

Weighted average number of common share outstanding	1,983,374,949	1,983,359,507	1,983,359,507
Dilutive effect of stock options	1,727,131	405,946	30,133

Weighted average number of common shares and potential shares outstanding	1,985,102,080	1,983,765,453	1,983,389,640

Fair value of financial instruments

The fair market value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. The fair value of our publicly traded long-term notes as of December 31, 2003 ranged from 103.6% to 110.2% of the principal amount. As of December 31, 2003, fair value of other fixed rate debt including capital lease obligation approximated its carrying value. The fair value of variable rate debt is equivalent to carrying value.

Comprehensive income

Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. The following is a reconciliation of comprehensive income, net of income taxes:

	December 31,

	2003	2002	2001

Net income	$517,239	$277,123	$205,829
Cumulative translation adjustment	7,595	—	—

Total comprehensive income	$524,834	$277,123	$205,829

Comparative information

Certain prior years amounts have been reclassified to conform to the current year presentation.

Stock-based compensation

MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123.” Under the requirements of these statements compensation to employees and non-employee directors is measured based on the intrinsic value of options on the measurement date, calculated as a difference between the fair market value of stock and exercise price at that date. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a Black-Scholes option-pricing model.

If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, net income and earning per share amounts would have been as follows:

	December 31,

	2003	2002	2001

Net income as reported	$517,239	$277,123	$205,829
Pro-forma effect of the application of fair value method of accounting for stock options	(727)	(460)	(129)

Pro-forma net income	$516,512	$276,663	$205,700

Earnings per share—basic and diluted
As reported	$0.261	$0.140	$0.104
Pro-forma	$0.260	$0.140	$0.104

Recently adopted accounting pronouncements

In June 2001, Financial Accounting Standard Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset’s useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense. The Group adopted SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Group’s financial position or results of operations.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 4, “Reporting Gains and Losses from Extinguishments of Debt,” addressed statement of operations classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Following the adoption of the requirements of SFAS No. 145 effective January 1, 2003, MTS reclassified a gain on the extinguishment of a credit facility with OJSC AB Inkombank of $2.8 million and the related income tax expense of $0.7 million from extraordinary gain on debt repayment to other income and income tax expense, respectively, in the consolidated statement of operations for the year ended December 31, 2001.

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. The fundamental conclusion reached by the FASB in this Statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Group adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Group’s financial position or results of operations.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognizes, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor’s obligations under certain guarantees that it has issued. The Group adopted the initial recognition and measurement provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. The Group adopted the requirements of EITF Issue No. 00-21 prospectively for arrangements entered into after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on the Group’s financial position or results of operations.

In April 2003, FASB issued SFAS No. 149, “Amendments of FASB Statements No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 clarifies under what circumstances a contract with an initial investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying and certain other existing pronouncements. The Group adopted the requirements of SFAS No. 149 for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Group’s financial position or results of operations.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain classes of freestanding financial instruments that embody obligations for the issuer, including mandatory redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets and certain obligations to issue a variable number of shares. The Group adopted the requirements of SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Group’s financial position or results of operations.

New accounting pronouncements

In December 2003, FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

The Group is evaluating whether the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations. The Group did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Group believes it is following the guidance of SAB 104.

3.          CHANGE IN ACCOUNTING PRINCIPLE

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

4.          BUSINESSES ACQUIRED

Telecom XXI acquisition

In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for cash consideration of $49.7 million. Telecom XXI has GSM-900 and GSM-1800 licenses, covering northwest of Russia, including St. Petersburg and Leningrad region as well as Kaliningrad. Telecom XXI did not have any subscribers at the date of the acquisition. The Telecom XXI acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$849
Non-current asset	1,322
License costs	74,639
Current liabilities	(944)
Deferred taxes	(26,124)

Purchase price	$49,742

License costs are amortized over the remaining term of the license of approximately 7 years at the date of the acquisition.

Telecom-900 acquisition

In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for a cash consideration of $26.8 million from Sistema. Telecom-900 is the holding company for three regional mobile phone operators, Siberia Cellular System 900 CJSC (“SCS-900”), Uraltel CJSC (“Uraltel”), and Far East Cellular Systems 900 CJSC (“FECS-900”). At the date of acquisition, these companies had approximately 96,000 subscribers and licenses to provide GSM-900/1800 mobile services in the Novosibirsk region, Altai Republic, Sverdlovsk region and Khabarovsk region.

Telecom-900 acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)

Purchase price	$26,812

In November 2002, MTS acquired the remaining 19% of Telecom-900 from Invest-Svyaz-Holding, a shareholder of the Group and a wholly owned subsidiary of Sistema, for a cash consideration of $6.9 million. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $2.7 million.

On August 13, 2003, Telecom-900 completed the purchase of the 43.7% and 2.95% stakes in Uraltel for a cash consideration of $35.7 million. The transaction increased Telecom-900’s ownership in Uraltel to 99.85%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $24.5 million.

In November 2003, the Group completed the purchase of the 30% stake in SCS-900 from Sibirtelecom for cash consideration of $28.6 million. The Group’s acquisition of this stake increased its ownership in SCS-900 to 81.0%. On December 29, 2003, the Group acquired for cash consideration of $9.3 million a 100% stake in ILIT LLC, a company which owns a 7.5% stake in SCS-900, increasing its ownership in SCS-900 to 88.5%. The acquisition was accounted using purchase method of accounting. The allocation of purchase price increased recorded license cost by $25.7 million.

License costs are amortized over the remaining contractual terms of the respective license, ranging from 6 to 10 years at the date of the first acquisition.

Kuban-GSM acquisition

In March 2002, MTS acquired 51% of Kuban-GSM, a Russian closed joint-stock company, for cash consideration of $71.4 million. At the date of acquisition, Kuban-GSM had approximately 500,000 subscribers. It operates in thirteen major cities throughout the south of the European part of the Russian Federation, including Sochi, Krasnodar and Novorossiisk. The Kuban-GSM acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$11,751
Non-current assets	80,848
License costs	62,549
Acquired customer base	3,561
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)

Purchase price	$71,400

In October 2002, MTS exercised its option to buy additional 353 shares for $5.0 million payable in cash, increasing its ownership in Kuban-GSM to 52.7%. The acquisition of the additional interest was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $4.4 million, increased acquired customer base by $0.2 million, and decreased minority interest by $0.5 million.

In September 2003, the Group acquired 100.0% of Kubtelesot for cash consideration of $107.0 million. Kubtelesot owned 47.3% of Kuban-GSM, and the Group’s purchase of this stake increased its ownership in Kuban-GSM to 100.0%. The acquisition was accounted for using the purchase method of accounting. The allocation of purchase price increased recorded license cost by $57.5 million, increased acquired customer base by $8.4 million, and decreased minority interest by $59.0 million.

License costs are amortized over the remaining contractual term of the license of approximately 5 years at the date of the first acquisition. Acquired customer base is amortized over the average remaining subscribers life of approximately 70 months.

BM Telecom acquisition

In May 2002, MTS completed its acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom, a closed joint-stock company, for $41.0 million in cash. At the date of acquisition BM Telecom had approximately 100,000 subscribers and it holds a GSM-900/1800 license to operate in Bashkortostan Republic of Russia. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

Current assets	$3,312
Non-current assets	14,736
License costs	48,932
Current liabilities	(3,603)
Non-current liabilities	(10,227)
Deferred taxes	(12,150)

Purchase price	$41,000

License costs associated with the acquisition of BM Telecom are amortized over the remaining term of the license of approximately 5 years.

Dontelecom acquisition

On September 26, 2002, MTS completed its acquisition of 66.66% of the outstanding common stock of Dontelecom, a closed joint-stock company, for cash consideration of $15.0 million (including 33.33% acquired from Sistema for $7.5 million). At the date of acquisition Dontelecom had approximately 39,000 subscribers. Dontelecom holds a GSM-900/1800 license to operate in the Rostov region. This acquisition was accounted for using the purchase method. The purchase price was allocated as follows:

Current assets	$3,422
Non-current assets	8,401
License costs	14,739
Current liabilities	(5,849)
Non-current liabilities	(357)
Deferred taxes	(3,675)
Minority interest	(1,681)

Purchase price	$15,000

In October 2002, the Group completed the acquisition of the remaining 33.33% of the outstanding common stock of Dontelecom for $7.5 million. The acquisition was accounted for using the purchase method of accounting. The purchase increased the recorded license costs by $7.3 million.

License costs are amortized over the remaining contractual term of the license of approximately 3 years at the date of the acquisition.

UMC acquisition

On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of UMC, a provider of mobile services in Ukraine, for cash consideration of $199.0 million, including the acquisition of 16.3% of the outstanding voting interest from Deutsche Telekom AG, a related party, for $55.0 million. Acquisition costs relating to the transaction of $1.4 million were capitalized. In connection with the acquisition, MTS also assumed debt of UMC with face value of approximately $65.0 million, with the fair value of approximately $62.0 million. At the date of acquisition, UMC had approximately 1.8 million subscribers.

The acquisition was accounted for using the purchase method. For convenience, MTS consolidated UMC from March 1, 2003. Purchase price allocation is as follows:

Current assets	$82,293
Non-current assets	272,721
License costs	82,200
Acquired customer base	30,927
Current liabilities	(63,551)
Non-current liabilities	(78,580)
Deferred taxes	(27,425)
Minority interest	(99,581)

Purchase price	$199,004

MTS paid $171.5 million of the purchase price in cash and agreed to pay the balance of the purchase price of $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telekom AG, within one year. The amount payable accrues interest of 9% per annum.

MTS also had an option agreement with Ukrtelecom to purchase its remaining 26.0% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million. On June 4, 2003, MTS exercised its call option. As a result of the transaction, MTS’ ownership in UMC increased from 57.7% to 83.7%. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $10.2 million, increased acquired customer base by $13.9 million, and decreased minority interest by $66.4 million.

In addition, MTS entered into a put and call option agreement with TDC Mobile International A/S (“TDC”) for the purchase of its 16.3% stake in UMC. The exercise period of the call option was from May 5, 2003 to November 5, 2004, and the put option was exercisable from August 5, 2003 to November 5, 2004. The call option price was $85.0 million plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; the price of the put option was calculated based on reported earnings of UMC prior to the exercise and was subject to a minimum amount of $55.0 million. On June 25, 2003, MTS notified TDC of its intent to exercise its rights under the put and call option agreement. The purchase was completed during July 2003. MTS paid cash consideration of approximately $91.7 million to purchase the remaining 16.3% stake in UMC. The acquisition was accounted for using purchase method of accounting. The allocation of purchase price increased recorded license cost by $52.7 million, increased acquired customer base by $8.7 million, and decreased minority interest by $43.8 million.

The UMC license costs are amortized over the remaining contractual terms of the licenses of approximately 9 to 13 years at the date of the acquisition, acquired customer base is amortized over the average remaining subscribers life of approximately 47 months. Other acquired intangible assets, represented mostly by software, are amortized over their respective useful lives of 3 to 10 years.

In accordance with SFAS No. 141 “Business Combinations,” the Group recognized $8.0 million of goodwill relating to workforce-in-place.

UMC is one of the two leading mobile operators in Ukraine, operating under nationwide GSM 900/1800 and NMT 450 licenses. As at the date of purchase of the controlling stake, it was providing services to approximately 1.8 million subscribers.

TAIF Telcom acquisition

In April 2003, MTS acquired 51.0% of the common shares of TAIF Telcom, a Russian open joint-stock company, for cash consideration of $51.0 million and 50.0% of the preferred shares of TAIF Telcom for cash consideration of $10.0 million. In May 2003, MTS acquired an additional 1.7% of the common shares of TAIF Telcom for cash consideration of $2.3 million. In connection with the acquisitions, MTS also assumed indebtedness of approximately $16.6 million that is collateralized by telecom equipment.

MTS also entered into call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 49.0% of common shares and 50.0% of preferred shares of TAIF Telcom. The exercise period for the call option on common shares is 48 months from the acquisition date and for the put option on common shares is 36 months following an 18 month period after the acquisition date. The call and put option agreements for the common shares stipulate a minimum purchase price of $49.0 million plus 8% per annum commencing from the acquisition date. The exercise period for the call option on preferred shares is 48 months following a 24 month period after the acquisition date and for the put option on preferred shares it is a 24 month period after the acquisition date. The call and put option agreements for the preferred shares stipulate a minimum purchase price of $10.0 million plus 8% per annum commencing from the acquisition date.

If all of the options are exercised, MTS’ share in TAIF Telcom will increase to 100.0%.

The purchase price allocation was as follows:

Current assets	$3,870
Non-current assets	48,391
License costs	68,407
Current liabilities	(26,099)
Non-current liabilities	(5,550)
Deferred taxes	(16,814)
Minority interest	(8,965)

Purchase price	$63,240

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 4 years.

TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia. At the date of acquisition, TAIF Telcom had approximately 240,000 subscribers.

Sibachallenge acquisition

On August 22, 2003, MTS completed the purchase of 100.0% of Sibachallenge, a cellular operator in the Krasnoyarsk region, for cash consideration of $45.5 million, paid a finder’s fee of $2.0 million and assumed net debt of approximately $6.6 million. Sibachallenge holds licenses to provide GSM-900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia, the Republic of Khakasiya, and in the Taimyr Autonomous region, all of which are located in the Siberian part of Russia. At the date of acquisition, Sibachallenge had approximately 132,000 subscribers.

The purchase price allocation was as follows:

Current assets	$4,078
Non-current assets	16,678
License costs	52,625
Current liabilities	(6,405)
Non-current liabilities	(6,628)
Deferred taxes	(12,894)

Purchase price	$47,454

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years.

Tomsk Cellular Communications acquisition

In September 2003, MTS purchased 100.0% of Siberian operator Tomsk Cellular Communications (“TSS”) for cash consideration of $47.0 million. TSS holds licenses to provide GSM-900/1800 mobile cellular communications in the Tomsk region. At the date of acquisition, TSS had approximately 183,000 subscribers.

The acquisition was accounted for using the purchase method. The purchase price allocation was as follows:

Current assets	$3,299
Non-current assets	11,412
License costs	49,282
Current liabilities	(4,543)
Non-current liabilities	(105)
Deferred taxes	(12,345)

Purchase price	$47,000

License costs acquired are amortized over the remaining contractual terms of the licenses of approximately 8 years.

Acquisitions of various regional companies

In August 2003, the Group reached an agreement to acquire, in a series of related transactions, equity interests in five Russian regional mobile phone operators from MCT Corporation for a total of $71.0 million. The Group agreed to purchase a 43.7% stake in Uraltel (described above) and 100.0% of Vostok Mobile BV, which holds a 50.0% stake in Primtelefon.

The Group also agreed to purchase Vostok Mobile South, which holds 50.0% stakes in Astrakhan Mobile and Volgograd Mobile, as well as an 80.0% stake in Mar Mobile GSM. The Group also entered into agreements to acquire the remaining 20.0% of Mar Mobile GSM and another 2.95% stake in Uraltel from existing shareholders unrelated to MCT Corporation for approximately $1.0 million.

On August 26, 2003, the Group completed the acquisition of Vostok Mobile BV and recorded a 50.0% stake investment in Primtelefon using equity method of accounting.

On October 14, 2003, the Group completed the purchase of Vostok Mobile South and thus acquired a 50.0% stake in Volgograd Mobile and Astrakhan Mobile and an 80.0% stake in Mar Mobile GSM. Also, in a separate transaction the Group completed the acquisition of the remaining 20.0% stake in Mar Mobile GSM from existing shareholders unrelated to MCT corporation, thus consolidating a 100.0% ownership in the company.

Pro-forma results of operations (unaudited)

The following unaudited pro forma financial data for the years ended December 31, 2003 and 2002, give effect to the acquisitions of UMC, TAIF Telcom, Sibchallenge, TSS, Kuban-GSM and other various regional companies as if they had occurred at the beginning of the respective years.

	December 31,

	2003	2002

Pro-forma:
Net revenues	$2,640,856	$1,714,532
Net operating income	925,149	544,917
Net income	583,222	342,595

Earnings per share, basic and diluted	$0.294	$0.173

The pro-forma information is based on various assumptions and estimates. The pro-forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2003 and 2002, nor is it necessarily indicative of future operating results. The pro-forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

5.          CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2003 and 2002 comprised of the following:

	December 31,

	2003	2002

Ruble current accounts	$40,597	$19,860
Ruble deposits	20,201	—
U.S. dollar deposits	886	7,999
U.S. dollar current accounts	20,130	6,404
Other	8,562	398

Total cash and cash equivalents	$90,376	$34,661

6.          SHORT-TERM INVESTMENTS

Short-term investments,  denominated in U.S. dollars, as of December 31, 2003 comprised of the following:

	Annual interest rate	Maturity date	December 31, 2003

OJSC Moscow Bank of Reconstruction and Development	4.8%	February 2, 2004	$200,000
OJSC Moscow Bank of Reconstruction and Development	8.0%	October 4, 2004	10,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	October 21, 2004	19,100
OJSC Moscow Bank of Reconstruction and Development	8.4%	November 23, 2004	5,000
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 5, 2004	5,900
OJSC Moscow Bank of Reconstruction and Development	8.4%	December 20, 2004	5,000

Total short-term investments			$245,000

Short-term investments, denominated in U.S. dollars, as of December 31, 2002 comprised of the following

	Annual interest rate	Maturity date	December 31, 2002

OJSC Moscow Bank of Reconstruction and Development	9.0%	October 22, 2003	$19,100
OJSC Moscow Bank of Reconstruction and Development	9.0%	November 21, 2003	5,000
OJSC Moscow Bank of Reconstruction and Development	9.0%	December 5, 2003	5,900

Total short-term investments			$30,000

OJSC Moscow Bank of Reconstruction and Development is a related party (see also Note 18 Related Party).

7.          TRADE RECEIVABLES

Trade receivables as of December 31, 2003 and 2002 were as follows:

	December 31,

	2003	2002

Accounts receivable, subscribers	$87,149	$29,505
Accounts receivable, roaming	26,500	17,266
Allowance for doubtful accounts	(13,698)	(6,270)

Trade receivables, net	$99,951	$40,501

The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001:

	December 31,

	2003	2002	2001

Balance, beginning of year	$6,270	$5,178	$1,959
Provision for doubtful accounts	32,633	7,047	3,219
Accounts receivable written off	(25,205)	(5,955)	—

Balance, end of year	$13,698	$6,270	$5,178

8.          INVENTORY

Inventory as of December 31, 2003 and 2002 comprised of the following:

	December 31,

	2003	2002

Spare parts for base stations	$26,635	$15,519
Handsets and accessories	23,499	18,056
Other inventory	17,157	7,811

Inventory	$67,291	$41,386

Obsolescence expense for the years ended December 31, 2003, 2002 and 2001 amounted to $3,307, $5,614 and $2,543, respectively, and was included in operating expenses in the accompanying consolidated statements of operations.

9.          PROPERTY, PLANT AND EQUIPMENT

The net book value of property, plant and equipment as of December 31, 2003 and 2002 was as follows:

	December 31,

	2003	2002

Network and base station equipment (including leased network and base station equipment of $66,311 and $55,383 respectively)	$1,775,180	$959,465
Leasehold improvements	6,582	4,299
Office equipment, computers, software and other (including leased office equipment, computers and software of $1,923 and $1,739, respectively)	147,395	68,271
Buildings	144,680	96,420
Vehicles	11,611	7,607

Property, plant and equipment, at cost	2,085,448	1,136,062
Accumulated depreciation (including accumulated depreciation on leased equipment of $23,343 and $13,420, respectively)	(532,268)	(299,216)
Equipment for installation	334,264	313,222
Construction in-progress	368,632	194,565

Property, plant and equipment, net	$2,256,076	$1,344,633

Depreciation expenses during the years ended December 31, 2003, 2002 and 2001 amounted to $233.1 million, $116.0 million and $73.7 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $7.6 million, $3.4 million and $1.6 million, respectively.

10.       OTHER INTANGIBLE ASSETS

Intangible assets at December 31, 2003 and 2002 comprised of the following:

		December 31, 2003			December 31, 2002

	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value

Amortized intangible assets:
Acquired customer base	30 to	$81,289	$(18,307)	$62,982	$7,410	$(955)	$6,455
	70
	months
Rights to use premises	10 years	19,638	(10,476)	9,162	11,752	(8,352)	3,400
Numbering capacity with finite contractual	3 to	338,222	(119,269)	218,953	184,237	(69,582)	114,655
life, software and other	10 years

		439,149	(148,052)	291,097	203,399	(78,889)	124,510

Unamortized intangible assets:
Numbering capacity with indefinite
contractual life		13,047	—	13,047	13,047	—	13,047
Goodwill		8,533	—	8,533	533	—	533

Total other intangible assets		$460,729	$(148,052)	$312,677	$216,979	$(78,889)	$138,090

As a result of a limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunication operators in Moscow. Costs of acquiring numbering capacity with finite contractual life are amortized over period of five to ten years in accordance with the terms of the contract entered into to acquire such capacity. Numbering capacity with indefinite contractual life is not amortized.

The principal component of MTS’ right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS’ administrative offices and facilities utilized for mobile switching centers.

Amortization expense for the years ended December 31, 2003, 2002 and 2001 amounted to $69.2 million, $30.0 million and $17.5 million, respectively. Based on the amortizable intangible assets existing at December 31, 2003, the estimated amortization expense is $122.7 million during 2004, $90.0 million during 2005, $51.3 million during 2006, $15.9 million during 2007, $3.1 million during 2008 and $8.1 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

11.       DEFERRED CONNECTION FEES

Deferred connection fees for the years ended December 31, 2003 and 2002 were as follows:

	December 31,

	2003	2002

Balance at beginning of the year	$41,904	$47,412
Payments received and deferred during the year	34,112	19,346
Amounts amortized and recognized as revenue during the year	(29,372)	(24,854)

Balance at end of the year	46,644	41,904

Less current portion	21,467	22,210

Non-current portion	$25,177	$19,694

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and recognizes the revenue over the estimated average subscriber life (see Note 2 Summary of Significant Accounting Policies and New Accounting Pronouncements).

12.       DEBT

At December 31, 2003 and 2002, debt comprised of the following:

	Currency	Annual interest rate (Actual rate at December 31, 2003)	December 31, 2003	December 31, 2002	Available credit facilities as of December 31, 2003

9.75% Notes due 2008	USD	9.75%	$400,000	$—	$—
8.38% Notes due 2010	USD	8.375%	400,000	—	—
10.95% Notes due 2004	USD	10.95%	299,640	298,943	—
Floating Rate Notes due 2004	USD	LIBOR+4% (5.15%)	298,196	—	—

Total notes			$1,397,836	$298,943	$—

Less current portion			597,836	—	n. a.

Total long-term notes			$800,000	$298,943	n. a.

ING Bank (Eurasia)	USD	LIBOR+4.15% (5.30%)	$60,000	$—	$—
Dresdner Bank	USD	LIBOR+3.20%-3.35%	15,400	39,280	600
		(4.35%-4.50%)
Ericsson	USD	LIBOR+4% (5.15%)	23,400	30,150	—
Deutsche Telekom AG	USD	LIBOR+5%-7%	7,981	—	—
		(6.22%-8.22%)
TDC Mobile International A/S	USD	LIBOR+5%-7%	6,838	—	—
		(6.22%-8.22%)
Citibank	USD	LIBOR+3.5% (4.65%)	10,000	9,000	—
West LB	EUR	EURIBOR+2% (4.17%)	5,092	4,000	—
KFW	EUR	LIBOR+0.95%-4%	4,313	—	—
		(2.41%-5.46%)
HSBC	USD	LIBOR+2.75% (3.88%)	25,000	—	—
Hermes Credit Facility	EUR	EURIBOR + 0.65%	55,550	—	3,700
		(2.82%)
AVAL bank	UAH	10-16%	10,890	—	9,110
Motorola	USD	LIBOR + 1.5% (2.72%)	1,361	6,181	—
Guta Bank	USD	7%-15%	1,511	—
International Moscow Bank	RUR	13.4%	10,864	—	1,019
International Moscow Bank	USD	LIBOR+3.45% (4.60%)	—	5,000	—
MBRD	RUR	18.5%	1,220	—	448
Ruble denominated debt	RUR	13.4%-20%	5,860	30,334	7,500
Other debt	USD	7%-15%	450	3,124

Total debt			$245,730	$127,069	$22,377

Less current portion			103,312	67,098	n. a.

Total long-term debt			$142,418	$59,971	n. a.

The Notes

On December 21, 2001, MTS Finance S.A. (“MTS Finance”), a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg, issued $250.0 million 10.95% (effective interest rate of 11.25%) notes at the price of 99.254%. Proceeds received from the notes, net of underwriting discount, were $248.1 million. Related debt issuance costs in the amount of $3.9 million were capitalized. On March 20, 2002, MTS Finance issued additional $50.0 million 10.95% (effective interest rate of 10.25%) notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $0.6 million were capitalized. All the notes are fully and unconditionally guaranteed by MTS OJSC and mature on December 21, 2004. MTS Finance makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxemburg Stock Exchange. In May 2002 these notes were registered with the SEC under the Securities Act of 1933.

On January 30, 2003, MTS Finance issued $400.0 million 9.75% notes at par. These notes are fully and unconditionally guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $400.0 million and related debt issuance costs of $3.9 million were capitalized.

On August 5, 2003, MTS Finance issued $300.0 million notes bearing interest at floating rate 3 months LIBOR + 4% (5.15% at December 31, 2003) at the price of 99% (effective interest rate of 6.19% at December 31, 2003). These notes are fully and unconditionally guaranteed by MTS OJSC and mature on August 7, 2004. MTS Finance is required to make interest payments on the notes quarterly, commencing on November 5, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes, net of underwriting discount, were $297.0 million and related debt issuance costs of $1.8 million were capitalized.

On October 14, 2003, MTS Finance issued $400.0 million notes bearing interest at 8.375% at par. The cash proceeds, net of issuance costs of approximately $4.6 million, amounted to $395.4 million. These notes are fully and unconditionally guaranteed by MTS OJSC and will mature on October 14, 2010. MTS Finance is required to make interest payments on the notes semi-annually in arrears on April 14 and October 14 of each year, commencing on April 14, 2004. The notes are listed on the Luxembourg Stock Exchange.

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

Ericsson debt restructuring

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB (“Ericsson”) that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years (the “Ericsson Loan”). The loan was repayable in ten equal consecutive quarterly payments of $6.0 million commencing in 1999. On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR + 4% (5.15% at December 31, 2003). If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of additional 6% per annum. The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without lender’s express consent.

Concurrent with the Group’s acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS enters into a long-term, ruble-denominated promissory notes with nil% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2003 and 2002. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2003, Sistema has made payments under this obligation in the amount of $55.6 million, 36.5 million of which are repayable in the form of long-term, ruble denominated promissory notes with nil% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

At December 31, 2003 and 2002, $23.4 million and $30.2 million were outstanding, respectively, under the Ericsson Loan.

On February 25, 2003 Ericsson assigned all of its rights and obligations under the Ericsson Loan to Salomon Brothers Holding Company, Inc.

Dresdner Bank credit facilities

In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC (“Dresdner Bank”) to borrow up to $20.0 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR + 3.2% (4.35% at December 31, 2003) per annum. Default interest is 12% per annum. The loan was fully repaid in November 2003.

In December 2001 and April 2002, UDN-900 entered into credit agreements with Dresdner Bank, expiring on

April 2004. As of December 31, 2003 and 2002, the amounts outstanding under these agreements were $5.4 and $4.3 million, respectively. These borrowings bear interest at LIBOR + 3.2% (4.35% December 31, 2003) per annum and are guaranteed by MTS OJSC.

In July 2002, MTS OJSC entered into a credit facility with Dresdner Bank. The credit facility allows borrowings up to $12.0 million with the final repayment date no later than June 1, 2004. The amount advanced under the facility bears interest of LIBOR + 1.95% (3.10% at December 31, 2003) per annum. Default interest is 12% per annum. As of December 31, 2003 and 2002, nil and $5.0 million was outstanding under this credit facility, respectively.

In October 2002, MSS entered into a credit agreement with Dresdner Bank to borrow up to $10.0 million. As of December 31, 2003 and 2002 $10.0 million was outstanding under this agreement. Borrowings under this agreement bear interest of LIBOR + 3.35% (4.50% at December 31, 2003) per annum and mature in October 2004. The loan is guaranteed by MTS OJSC.

ING bank (Eurasia)

In September 2003, UMC entered into a $60.0 million syndicated credit facility with ING Bank (Eurasia) ZAO, ZAO Standard Bank and Commerzbank Aktiengesellschaft with an interest rate of LIBOR + 4.15% (5.30% at December 31, 2003). The loan is guaranteed by MTS OJSC. The proceeds were used by UMC to refinance its existing indebtedness. The loan is payable in 8 equal quarterly installments starting from September 2004. As of December 31, 2003 the principal outstanding under this credit facility is $60.0 million.

Deutsche Telekom AG and TDC Mobile International A/C

The credit facilities with Deutsche Telekom AG and TDC bear interest at LIBOR + 5% (6.22% at December 31, 2003) and LIBOR +7% (8.22% at December 31, 2003) and are redeemable in five equal quarterly installments commencing April 2003. During the year UMC paid $2.1 million of interest on Deutsche Telekom loan. At December 31, 2003 the unpaid balance on these loans was $14.8 million. The amounts outstanding under these facilities were guaranteed by MTS OJSC. The debt was fully repaid in April 2004.

KFW

On December 21, 1998, UMC entered into two loan agreements with KFW, a German bank, for EUR 1.9 million (approximately $2.4 million as of December 31, 2003) and EUR 10.9 million (approximately $13.6 million as of December 31, 2003). These loans bear interest at LIBOR + 4% (5.46% at December 31, 2003) and LIBOR + 0.95% (2.41% at December 31, 2003) per annum, respectively, and mature on March 31, 2004 and February 28, 2005, respectively. At December 31, 2003 the unpaid balance on these loans was $4.3 million.

HSBC Bank LLC

In October 2003, TAIF Telcom entered into a $25.0 million credit facility with HSBC Bank LLC which is guaranteed by MTS OJSC. The facility bears interest at LIBOR + 2.75% (3.88% at December 31, 2003) and is redeemable in ten equal quarterly installments commencing on June 2004. The loan is subject to certain restrictive covenants including, but not limited to, restriction on the amount of dividends paid by TAIF Telcom until MTS owns 100% of TAIF Telcom’s outstanding common stock. At December 31, 2003 the outstanding balance is $25.0 million.

Hermes Credit Facility (HECF)

On December 30, 2003, UMC entered into Hermes Credit Facility with ING BHF Bank and Commerzbank to finance the acquisition of GSM equipment from Siemens Aktiengesellschaft. The aggregate amount available under this credit facility is EUR 47.4 million ($59.3 million at December 31, 2003). The loan is guaranteed by MTS OJSC and bears interest at EURIBOR + 0.65% (2.82% at December 31, 2003). The amount outstanding will be redeemable in 10 equal semi-annual installments, starting on July 31, 2004 or earlier, depending on the fulfillment on the credit agreement terms by the borrower. The balance outstanding at December 31, 2003 is EUR 44.5 million ($55.6 million).

AVAL Bank

On December 31, 2003, UMC had the balance of $10.9 million of overdraft with AVAL bank. The short-term overdraft facility is limited to 110.0 million hryvnas ($20.0 million at December 31, 2003), bears interest at 10–16% per annum and matures on June 30, 2004.

Citibank credit facility

In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility and outstanding at December 31, 2003 must be repaid in June 2004 and bear interest of LIBOR + 3.5% (4.65% at December 31, 2003) per annum. Overdue amounts bear an additional 3% per annum. At December 31, 2003, $10.0 million is outstanding under this facility. The amount is guaranteed by MTS OJSC.

Guta Bank

In January 2003, TAIF Telcom entered into a credit facility agreement with Guta Bank to finance the purchase of telecommunications equipment. The maximum amount allowed to be borrowed under the facility is approximately $2.2 million. The loan bears interest at 7% to 15% per annum and matures in February 2007. The amount outstanding under this facility was $1.5 million as of December 31, 2003. The loan is collateralized by equipment with a net book value of $2.9 million as of December 31, 2003.

International Moscow Bank

In February 2002, SCS-900 entered into a credit facility agreement with the International Moscow Bank to borrow up to $5.0 million for the purpose of current operations and financing of investment outlay, including payments for contract with Ericsson Radio Systems AB. The amount bears interest at LIBOR + 3.45% (4.60% at December 31, 2003). The default interest rate is 7.5% per annum. The debt was redeemed in May 2003.

On June 9, 2003, Kuban-GSM entered into a 350.0 million ruble (approximately $11.9 million at December 31, 2003) credit facility with International Moscow Bank. Amounts borrowed under this facility mature in June 2005 and have an interest rate of 13.4% until June 2004.

As of December 31, 2003, approximately $10.9 million was outstanding under this facility. The loan is collateralized by equipment with book value of approximately $15.5 million at December 31, 2003.

Moscow Bank of Reconstruction and Development (MBRD)

In 2003, Dontelecom entered into a ruble denominated loan agreement with MBRD, a related party. The amounts borrowed under this loan bear interest at rate of 18.5% and payable in June 2004. During the year 2003, Dontelecom paid interest of $0.1 million. As of December 31, 2003, the total amount payable under this loan agreement amounted to $1.2 million.

During the year 2003, MTS OJSC signed several short-term loan agreements with MBRD. Amounts borrowed were payable during the period of one to two months. During the year interest expense on these loans was approximately $0.3 million.

Rosbank loan

In February and March 2003, Kuban-GSM entered into ruble-denominated credit facilities with Rosbank permitting borrowings of up to approximately 245.0 million rubles (approximately $8.3 million at December 31, 2003). Borrowings under this agreement bear interest at rates varying from 18% to 20% per annum and are secured by a pledge of equipment. The facilities mature in February 2005 and March 2005. As of December 31, 2003 the amount outstanding under this agreement was $0.8 million.

WestLB International loan

In July 2002, MTS-P, a wholly owned subsidiary of the Company, entered into a credit facility agreement with WestLB International S.A. As of December 31, 2003 and 2002, the amount of borrowings under this agreement was $5.0 and $4.0 million, respectively. Amounts outstanding under this agreement bear interest of EURIBOR + 2% (4.17% at December 31, 2003) per annum for the first two years for each advance and 4% per annum for the remaining interest periods for each advance until maturity. Final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC.

Motorola loan

In October 1997, MSS issued promissory notes to Motorola Inc. for delivery and installation of GSM 900 cellular equipment in the Omsk region in the amount of $5.4 million. There promissory notes were due to be repaid on various dates through September 2001. On November 27, 2001, MSS entered into an agreement to restructure this liability. This restructuring established a new repayment schedule under which the notes and the accrued interest as of November 27, 2001 are being repaid in regular installments from February 2002 to May 2004, imputing an interest rate of approximately 2.7%. MSS’ total payments under this agreement have not changed by greater than 10% due to this restructuring. As of December 31, 2003, the amount payable under these promissory notes was $1.4 million.

Dontelecom has a loan agreement with Motorola for GSM cellular equipment, principal and interest which are payable semiannually. The amounts outstanding bear interest of at 8.23% per annum. The loan was fully repaid in January 2003.

The following table presents aggregate scheduled maturities of debt principal outstanding as of December 31, 2003:

Payments due in the year ended December 31,
2004	$701,148
2005	69,974
2006	48,014
2007	16,128
2008	408,302
Thereafter	400,000

$1,643,566

13.       CAPITAL LEASE OBLIGATIONS

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2003:

Payments due in the year ended December 31,
2004	$12,741
2005	7,217
2006	1,779
2007	32
2008	33
Thereafter	277

Total minimum lease payments (undiscounted)	22,079
Less amount representing interest	(5,311)

Present value of net minimum lease payments	16,768
Less current portion of lease payable	(9,122)

Non-current portion of lease payable	$7,646

For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a shareholder of the Group and a wholly owned subsidiary of Sistema, together with the present value of the net minimum lease payments as of December 31, 2003, see Note 18 Related Parties.

14.       ACCRUED LIABILITIES

Accrued liabilities at December 31, 2003 and 2002 were comprised of the following:

	December 31,

	2003	2002

VAT	$33,545	$29,393
Interest payable	32,911	1,500
Taxes other than income	31,139	31,810
Other accruals	46,194	11,216

Total accrued liabilities	$143,789	$73,919

15.       INCOME TAX

MTS’ provision for income taxes was as follows for the respective periods ended:

	December 31,

	2003	2002	2001

Current provision for income taxes	$285,481	$129,406	$138,092
Deferred income tax benefit	(43,001)	(18,989)	(39,964)

Total provision for income taxes	$242,480	$110,417	$98,128

From January 1, 2001, MTS’ statutory income tax rate was 35%. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate was reduced to 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $22 million in 2001.

From January 1, 2004, UMC statutory income tax rate changes from 30% to 25% as a result of changes in Ukranian legislation.

The statutory income tax rate reconciled to MTS’ effective income tax rate is as follows for the respective periods ended:

	December 31,

	2003	2002	2001

Statutory income tax rate for year	24.0%	24.0%	35.0%
Adjustments:
Expenses not deductible for tax purposes	2.3	2.1	13.6
Tax allowance generated from investment in infrastructure	—	—	(8.3)
Effect of decrease in income tax rate	—	—	(6.6)
Effect of higher tax rate of subsidiary	0.9	—	—
Currency exchange and translation	1.6	—	—
Other	0.4	(0.3)	(3.9)

Effective income tax rate	29.2%	25.8%	29.8%

Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2003 and 2002:

	December 31,

	2003	2002

Assets (liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$19,171	$13,606
Deferred connection fees	8,805	10,057
Allowance for doubtful accounts	14,157	1,505
Loss carryforward (Rosico and MSS)	7,113	10,033
Other	25,158	8,050

	74,404	43,251
Valuation allowance	(7,113)	(12,695)

Total deferred tax assets	67,291	30,556

Deferred tax liabilities
Licenses acquired	$(170,162)	$(91,606)
Other	(33,334)	(14,212)

Total deferred tax liabilities	(203,496)	(105,818)

Net deferred tax liability	$(136,205)	$(75,262)

Net deferred tax assets, current	$44,423	$12,223
Net deferred tax liability, long term	$(180,628)	$(87,485)

Net change in valuation allowance for the years ended December 31, 2003 and 2002 were $5.6 million and $13.2 million, respectively.

As of December 31, 2003 and 2002, Rosico and MSS were entitled to loss carryforwards in the amounts of $29,638 and $41,803, respectively. These loss carryforwards resulted in deferred tax assets at December 31, 2003 and 2002 in the amounts of $7,113 and $10,033, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. While Rosico was merged into MTS OJSC in June 2003, the Group has still recorded a valuation allowance for the entire amount of the available tax loss carryforward related to Rosico as MTS has not yet performed all procedures necessary to determine what amounts will be available for deductions in the future. In addition in 2002 the Group recorded a valuation allowance for the lower of cost or market provision in the amount of $2,662 since it was more likely than not that the tax asset will not be realized.

The Group does not record a deferred tax liability related to undistributed earnings of UMC, as it intends to permanently reinvest these earnings. The undistributed earnings of UMC as of December 31, 2003 were $327.8 million.

16.       SHAREHOLDERS’ EQUITY

In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. Net income of MTS OJSC for the year ended December 31, 2003 and 2002 which is distributable under Russian legislation totaled 13,423.0 million rubles ($437.4 millions), 10,759.0 million rubles ($343.3 million) and 8,587.0 million rubles ($294.4 million), respectively.

17.       STOCK BONUS AND STOCK OPTION PLANS

On April 27, 2000, MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under this plan, directors, key employees and key advisors received the right to participate in a stock option plan under which they may receive options to purchase up to 9,966,631 of MTS common shares.

During 2003, 2002 and 2001, MTS made several grants pursuant to its stock option plan to employees and directors of the Group. These options are generally vested over a two year period from the date of the grant, contingent on continuous employment with the Company. A summary of the status of the Group’s stock option plan is presented below:

	Shares	Weighted average exercise price, U.S. dollar

Outstanding at January 1, 2001	—	—
Granted during 2001	1,829,221	1.31

Outstanding at December 31, 2001	1,829,221	1.31

Granted	2,846,681	1.49
Forfeited	(27,481)	1.31

Outstanding at December 31, 2002	4,648,421	1.42

Granted	1,952,632	2.43
Exercised	(37,557)	1.31
Exchanged for cash award	(1,746,310)	1.31
Forfeited	(19,776)	1.31

Outstanding at December 31, 2003	4,797,410	1.87

None of the options outstanding at December 31, 2003 and 2002 were exercisable. Options outstanding at December 31, 2003, have exercise price ranging from $1.49 to $2.43 per share and their weighted average remaining contractual life was approximately one year at December 31, 2003.

During 2003 19,776 stock options were forfeited, and 1,746,310 options were exchanged for cash consideration of $2.9 million that was included in operating expenses in the consolidated statements of operations. Since the date of the grant total options amounted to 1,913, nil and 45,344 related to 2003, 2002 and 2001 grants, respectively have been forfeited.

Fair values of options granted in 2003, 2002 and 2001 were 1.02 U.S. dollars, $0.50 and $0.36 per share, respectively, and were estimated using the Black-Scholes option pricing model. The risk free rates applied for 2003, 2002 and 2001 were 5.2%, 6.1% and, 15.5%, respectively. The following assumptions were applied to options granted in 2003, 2002 and 2001, respectively: (i) expected dividend yields of approximately 3.0%; (ii) expected volatility rates of 40.0%, 50.0% and 45.0%, and (iii) expected lives of 2 years.

In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

18.       RELATED PARTIES

Related party balances as of December 31, 2003 and 2002 comprised of the following:

	December 31,

	2003	2002

Accounts receivable:
T-Mobile for roaming	$853	$1,374
Strom Telecom for software	1,074	—
Receivables from investee companies	1,429	2,195

Total accounts receivable, related parties	$3,356	$3,569

Accounts payable:
Cetel B.V. for UMC shares	$27,500	$—
MGTS for interconnection	704	630
Telmos for interconnection	—	184
MTU-Inform for interconnection	2,398	4,154
Sundry payables	1,302	—

Total accounts payable, related parties	$31,904	$4,968

Transactions with major related parties are described below.

OJSC Moscow Bank of Reconstruction and Development (“MBRD”)

Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2003, MTS’ cash position at MBRD amounted to $279.7 million including $265.2 million in time deposits and $14.5 million in current accounts. As of December 31, 2002, MTS’ cash position at MBRD amounted to $38.7 million including $34.0 million in time deposits and $4.7 million in current accounts. The related interest accrued and collected on the deposits for the years ended December 31, 2003, 2002 and 2001 amounted to $9.9 million, $5.1 million and $3.0 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

Loans transactions with MBRD are described in Note 12 Debt.

Rosno OJSC

MTS arranged medical insurance for its employees and insured its property in the amounts of approximately $874.0 million, $781.0 million and $612.0 million in 2003, 2002 and 2001, respectively, with Rosno OJSC, whose significant shareholder is Sistema. Insurance premiums paid to Rosno OJSC for the years ended December 31, 2003, 2002 and 2001, amounted to $16.9 million, $4.9 million and $8.0 million, respectively, including premiums paid for medical insurance amounting to $5.0 million, $3.6 million and $2.5 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC have been entered at market terms.

Maxima Advertising Agency (Maxima)

In 2001, 2002 and 2003, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 2003, 2002 and 2001, were $24.7 million, $13.1 million and $8.7 million, respectively. Maxima is related to MTS through MTS’ directors who are also members of Maxima’s board of directors.

Telmos

In 2003, 2002 and 2001, MTS had interconnection arrangements with, and received domestic and international long-distance services from Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for the years ended December 31, 2003, 2002 and 2001, were approximately $1.6 million, $1.3 million and $4.0 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network (MGTS)

In 2003, 2002 and 2001, MTS had line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 2003, 2002 and 2001, were approximately $5.0 million, $4.4 million and $1.5 million, respectively. In 2002 and 2001, MTS also purchased buildings from MGTS and paid $2.0 million and $2.6 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

MTU-Inform

In 2003, 2002 and 2001, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary at Sistema. Amounts paid under these agreements for the years ended December 31, 2003, 2002, and 2001, amounted to approximately $26.6 million, $24.1 million and $29.0 million, respectively. In 2003, 2002 and 2001 MTS also purchased telephone numbering capacity from MTU-Inform. Payments under these agreements for the years ended December 31, 2003, 2002 and 2001, amounted to $0.5 million, $1.6 million and $4.7 million, respectively. Management believes that these agreements are at market terms.

Comstar

In 2003 and 2002, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. Amounts paid under these agreements for the years ended December 31, 2003, and 2002, amounted to approximately $4.0 million, and $3.2 million, respectively. Management believes that these agreements are at market terms.

T-Mobile

In 2003, 2002 and 2001, the Group had non-exclusive roaming agreements with T-Mobile, a shareholder of the Group. Payments made by MTS under these roaming agreements were approximately $1.1 million, $1.0 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

As discussed in Note 12, UMC had $8.0 million payable to Deutsche Telecom AG, parent company of T-Mobile. As discussed in Note 4, at December 31, 2003 MTS had a payable related to the purchase of UMC for $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telecom AG.

Invest-Svyaz-Holding

In 2003, 2002 and 2001, MTS entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS and a wholly owned subsidiary of Sistema, for leasing of network equipment and billing system. These leases were recorded as capital leases based on the requirements of SFAS No. 13, “Accounting for Leases.” The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within one year are classified as current liabilities, and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 11% to 44%, which management believes are market terms.

The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2003:

Payments due in the year ended December 31,
2004	$9,518
2005	6,786
2006	1,732

Total minimum lease payments (undiscounted)	18,036
Less amount representing interest	(4,892)

Present value of net minimum lease payments	13,144
Less current portion of lease obligations	(6,223)

Non-current portion of lease obligations	$6,921

In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $21.6 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group. For the year ended December 31, 2003 leases to the Group amounted to approximately 99% of revenues of Invest-Svyaz-Holding.

For the year ended December 31, 2003, principal and interest paid to Invest-Svyaz-Holding were $5.4 million and $3.3 million, respectively. Principal and interest paid to Invest-Svyaz-Holding for the year ended December 31, 2002 were $2.9 million and $1.4 million. Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001, were $0.5 million and $0.1 million, respectively. Management believes that these agreements are at market terms.

Strom Telecom

During 2003 the Group entered into three agreements, for a total amount up to $32.3 million with Strom Telecom, an associate of Sistema. Pursuant to these contracts, the Group purchased a billing system, a communication software support system and equipment for approximately $23.7 million.

See Note 4 Businesses Acquired for other related parties transactions.

19.       OPERATING EXPENSES

Operating expenses for 2003, 2002 and 2001, consisted of the following:

	December 31,

	2003	2002	2001

Salaries and social contributions	$156,808	$84,706	$44,425
General and administrative	42,530	26,549	21,569
Taxes other than income taxes	40,432	39,119	25,312
Repair and maintenance	39,406	20,361	10,578
Provision for doubtful accounts	32,633	7,047	3,219
Rent	31,968	15,578	9,479
Billing and data processing	22,067	9,549	2,981
Consulting expenses	11,361	7,692	2,093
Insurance	7,351	6,774	5,258
Other operating expenses	22,166	11,681	9,684

Total operating expenses	$406,722	$229,056	$134,598

20.       INVESTMENTS IN AND ADVANCES TO ASSOCIATES

At December 31, 2003 and 2002, the Group’s investments in and advances to associates included, respectively, the following:

	December 31,

	2003	2002

MTS Belarus—loans receivable	$51,481	$30,089
MTS Belarus—equity investment	5,884	2,455
Primtelefon—equity investment	31,174	—
Astrakhan Mobile and Volgograd Mobile—equity investment	5,806	—
Astrakhan Mobile and Volgograd Mobile—loans receivable	6,850	—
Volgograd Mobile—loans receivable	204	—
MSS—note receivable	827	—
Receivables from other investee companies	1,359	1,490

Total investments in and advances to associates	$103,585	$34,034

MTS Belarus

In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture, which will have a GSM-900/1800 license to operate in Belarus. In accordance with the tender, in November 2001 the Group made an initial $10.0 million payment to the government of Belarus.

From December 2001, soon after the date the Group was awarded the tender, it became increasingly apparent based upon various communications and correspondence that the Group would not be able to commence operations in Belarus as expected. The Company halted additional payments under the original agreement and expensed its initial $10.0 million investment, as it appeared probable that the investment would not be recoverable. This charge is reflected as an impairment of investment in the accompanying consolidated statements of operations for the year ended December 31, 2001.

As a result of additional negotiations, and a change in the Belarus government’s position, effective June 26, 2002, the joint venture received all of the governmental approvals and licenses required to commence operations in Belarus. Subsequently, the Group continued investing in MTS Belarus.

As of December 31, 2003 and 2002, the Group provided MTS Belarus with a total of $51.5 million and $30.1 million in loans, respectively. These loans bear interest at 3% to 11% per annum. All loans outstanding as of December 31, 2002 have been repaid according to the original terms.

Based on projected future cash flows as well as other factors, management believes that no impairment of the Group’s investments in Belarus is required as of December 31, 2003.

Primtelefon, Astrakhan Mobile and Volgograd Mobile

As described in Note 4 Businesses Acquired, in August 2003 the Group purchased equity interests in various Russian regional mobile operators, including stakes in Primtelefon, Astrakhan Mobile and Volgograd Mobile, as a part of its strategic business plans.

21.       OPERATING LICENSES

In connection with providing telecommunication services, the Group has been issued various operating licenses by the Ministry of Information Technologies and Communications. In addition to the licenses received directly from the Ministry of Information Technologies and Communications, the Group was granted access to various telecommunication licenses through acquisitions. At December 31, 2003 and 2002, recorded values of the Group’s telecommunication licenses were as follows:

	December 31, 2003	December 31, 2002

Moscow license area (MTS OJSC)	$255,812	$255,812
North-Western region (Telecom XXI)	74,639	74,639
Krasnodar and Adigeya regions (Kuban-GSM)	124,396	66,919
Bashkortostan Republic (BM Telecom)	48,932	48,932
Five regions of Asian Russia (Telecom-900)	84,395	34,237
Rostov region (Dontelecom)	22,067	22,067
Krasnoyarsk region, Taimyr region and Khakassia Republic (Sibchallenge)	52,625	—
Tomsk region (TSS)	49,282	—
Tatarstand Republic (TAIF Telcom)	68,407	—
Ukraine (UMC)	151,857	—
Seven regions of European Russia	19,503	19,503
Other	8,212	8,212

Licenses, at cost	960,127	530,321
Accumulated amortization	(257,024)	(143,402)

Licenses, net	$703,103	$386,919

Amortization expense for the years ended December 31, 2003, 2002 and 2001 amounted to $113.6 million, $63.7 million and $42.1 million, respectively.

Based on the licenses existing at December 31, 2003, the estimated amortization expense is $149.5 million during 2004, $145.3 million during 2005, $140.7 million during 2006, $106.6 million during 2007, $63.4 million during 2008 and $97.6 million thereafter. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible assets acquisitions, changes in useful lives and other relevant factors.

The following table summarizes GSM-900/1800 telecommunication licenses held by the Group at December 31, 2003:

	GSM-900		GSM-1800

License region	Licensee	Expiry date	Licensee	Expiry date

Moscow License Area
Moscow	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Moscow Region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008

St. Petersburg License
Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad Region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008

Regional License Areas European Russia
Adygeya Republic	Kuban-GSM	April 28, 2008	Kuban-GSM	April 28, 2008
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Bashkortostan Republic	BM Telecom	August 22, 2007	BM Telecom	August 22, 2007
Belgorod	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Belgorod	ReCom	May 15, 2008
Bryansk	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Chuvashia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Dagestan Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Ivanovo	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Ingushetia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kabardino-Balkar
Republic(1)	—	—	MTS OJSC	December 30, 2013
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic(1)	BIT	January 25, 2011	MTS OJSC	December 30, 2013
Kaluga	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Karachaevo-Cherkesia
Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	MTS OJSC	April 28, 2008
Komi-Permyatsk(1)	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Kostroma	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnodar Region	Kuban-GSM	May 30, 2007	Kuban-GSM	May 30, 2007
Kursk	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Lipetsk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Lipetsk	ReCom	May 15, 2008	—	—
Mari-El Republic(1)	Mar Mobile	January 15, 2012	Mar Mobile GSM	January 15, 2012
GSM

Mordovia Republic(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Orel	ReCom	May 15, 2008	—	—
Orenburg	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Perm	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006	—	—
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Samara(1)	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012
Saratov	MTS OJSC	July 11, 2012	MTS OJSC	July 11, 2012
Severnaya Osetia-Alania Republic	—	—	MTS OJSC	December 30, 2013	(1)
Smolensk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Stavropol region(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Tambov	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tatarstan Republic	TAIF Telcom	June 26, 2007	TAIF Telcom	June 26, 2007
Tula	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tver	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	—	—
Ulyanovsk(1)	—	—	MTS OJSC	December 30, 2013
Vladimir	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	MTS OJSC	April 28, 2008
Yaroslavl	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008

Asian Russia
Altai Region	MTS-Barnaul	September 8, 2010	MTS-Barnaul	September 8, 2010
Altai Republic	SCS-900	July 19, 2011	MTS OJSC	December 30, 2013
Amur region	ACC	January 10, 2007	ACC	January 10, 2007
Chelyabinsk	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Chukotka(1)	BIT	July 19, 2011	—	—

Evenkia autonomous region(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Kemerovo(1)	MTS OJSC	December 30, 2013	MTS OJSC	December 30, 2013
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Khakassia Republic	Sibchallenge	September 13, 2011	Sibchallenge	September 13, 2011
Khanty Mansiysk region	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Krasnoyarsk region	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Kurgan	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006	MSS	December 20, 2006
Sakhalin(1)	BIT	July 19, 2011	—	—
Sverdlovsk Region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk Region	—	—	MTS OJSC	April 28, 2008

Taimyr autonomous region	Sibchallenge	December 21, 2010	Sibchallenge	September 13, 2011
Tomsk	TSS	June 5, 2008	TSS	June 5, 2008
Tyumen	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008
Tyva Republic(1)	BIT	July 19, 2011	MTS OJSC	December 30, 2013
Yamalo-Nenetsk region(1)	MTS OJSC	April 28, 2008	MTS OJSC	April 28, 2008

Ukraine
Ukraine	UMC	December 3, 2013	UMC	December 3, 2013

______________

(1)	Our regional license areas in which the licensee has not commenced commercial operations as at December 31, 2003.

Each of the Group’s licenses, except the licenses covering the Moscow license area, contains a requirement for service to be commenced and for subscriber number and territorial coverage targets to be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. The management believes that the Group is in compliance with all material terms of our licenses.

The Group’s operating licences do not provide for automatic renewal. The Group has limited experience with the renewal of its existing licenses. However, management believes that licenses required for the Group’s operations will be renewed upon expiration.

22.       COMMITMENTS AND CONTINGENCIES

Capital Commitments—As of December 31, 2003, MTS had executed non-binding purchase agreements in the amount of approximately $266.1 million to subsequently acquire property, plant and equipment.

Operating lease—The Group has entered into lease agreements of space for telecommunication equipment and offices, which expire in various years up to 2052. Rental expenses under these operating leases of $32.0 million, $15.6 million and $9.5 million for the years ended December 31, 2003, 2002 and 2001, respectively, are included in operating expenses in the accompanying statements of operations. Future minimum lease payments due under non-cancelable leases at December 31, 2003 were:

Payments due in the year ended December 31,
2004	$10,248
2005	4,497
2006	2,924
2007	1,932
2008	1,376
Thereafter	12,389

Total	$33,366

Operating licenses—When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of frequencies. Most of MTS current licenses now provide for payments to be made for finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million, as at December 31, 2003. However, a decision on the terms and conditions of such payments has not been finalized. Accordingly, MTS has not made any payments to date pursuant to any of current operating licenses. Further, management believes that MTS will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area. In relation to these uncertainties, MTS has not recorded a contingent liability in the accompanying financial statements.

Provision for doubtful accounts—The increase in the provision for doubtful accounts to $32.6 million at December 31, 2003 from $7.0 million at December 31, 2002 was primarily attributable to a $16.7 million provision related to dealer and subscriber fraud. Certain dealers and subscribers together fraudulently exploited billing time lags by placing a sizeable amount of domestic and international long-distance calls using subscriber accounts registered under false names. MTS discovered the fraud in March 2003 and has taken measures to prevent further fraud of this nature.

Issued guarantees—As of December 31, 2003, the Group has issued guarantees to third party banks for the loans taken by Invest-Svyaz-Holding, a shareholder of the Group and a wholly owned subsidiary of Sistema for a total amount of $21.6 million (see also Note 18 Related Parties). The Group issued additional guarantees on behalf of MTS-Belarus, an equity investee, for the total amount of $14.5 million. Under these guarantees the Group could be potentially liable for a maximum amount of $36.1 million in case of the borrower’s default under the obligations. The guarantees expire by August 2005.

As of December 31, 2003, no event of default has occurred under any of the guarantees issued by the Group.

Contingencies—The Russian economy continues to display certain traits consistent with that of an emerging market. These characteristics have in the past included higher than normal inflation, insufficient liquidity of the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be subject to the government’s continued actions with regard to supervisory, legal, and economic reforms.

On January 1, 2004, a new Law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Group cannot predict with any certainty how the new law will affect MTS. The new law creates a new interconnect pricing regime in 2004 that should be more transparent and unified and it creates a universal service charge calculated as a percentage of revenue which will be introduced from 2005. The new law may increase the regulation of the MTS’s operations and until the time when appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax (“VAT”), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia that is more significant than typically found in countries with more developed tax systems.

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

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2003, substantially all of the tax declarations of the Group for the preceding three years were open to further review.

In the ordinary course of business, MTS may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which MTS operates. In the opinion of management, the MTS’s liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of MTS.

Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

23.       SEGMENT INFORMATION

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

Intercompany eliminations presented below consist primarily of the following items: intercompany sales transactions, elimination of gross margin in inventory and other intercompany transactions conducted under the normal course of operations.

At December 31, 2003, the Group has several operating segments, of which three are reportable segments—MTS OJSC (merged with Rosico), UMC and Telecom XXI. UMC is located in Ukraine whereas all other operating segments are located in RF.

	Year ended December 31,

	2003	2002	2001

Revenue:
MTS OJSC	$1,471,198	$1,044,877	$831,857
UMC(1)	394,038	—	—
Telecom XXI	210,460	79,166	—
Other	601,171	291,143	64,780
Intercompany eliminations	(130,669)	(53,430)	(3,390)

Total revenue	$2,546,198	$1,361,756	$893,247

Depreciation and amortization:
MTS OJSC	$199,946	$144,004	$114,923
UMC(1)	66,392	—	—
Telecom XXI	36,782	17,343	—
Other	114,484	48,333	18,395
Intercompany eliminations	(1,688)

Total depreciation and amortization	$415,916	$209,680	$133,318

Operating income:
MTS OJSC	$527,837	$365,698	$316,894
UMC(1)	131,704	—	—
Telecom XXI	80,632	2,331	—
Other	198,176	100,531	8,039
Intercompany eliminations	(15,751)	(4,189)	(824)

Total operating income	$922,598	$464,371	$324,109

Total operating income	$922,598	$464,371	$324,109
Currency exchange and translation losses (gains)	(693)	3,474	2,264
Interest income	(18,076)	(8,289)	(11,829)
Interest expense	106,551	44,389	6,944
Other (income)/expenses	3,420	(2,454)	(2,672)

Income before provision for income taxes and minority interest	831,396	427,251	329,402

Additions to long-lived assets:
MTS OJSC	$389,446	$360,598	$415,336
UMC(1)	900,465	—	—
Telecom XXI	174,128	175,361	—
Other	566,475	169,378	176,211

Total additions to long-lived assets	$2,030,514	$705,337	$591,547

______________

(1)	Acquired in March 2003.

	As of December 31,

	2003	2002

Long-lived assets:
MTS OJSC	$1,454,570	$1,288,062
UMC(1)	648,812	—
Telecom XXI	288,256	150,533
Other	899,920	435,236
Intercompany eliminations	(19,702)	(4,189)

Total long-lived assets	$3,271,856	$1,869,642

Total assets:
MTS OJSC	$3,245,545	$1,908,018
UMC(1)	394,470	—
Telecom XXI	296,042	130,011
Other	558,091	557,801
Intercompany eliminations	(268,797)	(330,867)

Total assets	$4,225,351	$2,264,963

______________

(1)	Acquired in March 2003.

24.       SUBSEQUENT EVENTS

Acquisition of additional interests—In March 2004, MTS acquired an additional 11% shares in SCS-900. The value of consideration equals $8.5 million. SCS provides GSM mobile services in the Novosibirsk region and Altay Republic.

On April 16, 2004, MTS acquired an additional 40% stake in FECS-900 from Far East Telecommunications Company OJSC, increasing its ownership in the company to 100%. The value of consideration equals $8.3 million. FECS-900 provides GSM-900/1800 services under the MTS brand in the Khabarovsk region.

On April 13, 2004 MTS acquired an additional 7.5% stake in MSS from Sibirtelecom OJSC, increasing its ownership in the company to 91.0%. The value of consideration paid equals $2.2 million. MSS provides GSM-900/1800 services under MTS brand in the Omsk region.

The purchase price allocation for these acquisitions has not been finalized at the date of these statements.

Payment to Cetel B.V.—On March 17, 2004, MTS settled a balance of $27.5 million due to Cetel B.V., a wholly owned subsidiary of Deutsche Telecom AG, due for UMC acquisition (see Note 4 Business Acquired).

License expansions—In December 2003, at the open tender organized by the State Committee for Radio Frequencies and the Ministry of Defense MTS acquired additional GSM-900/1800 frequency licenses to operate in 11 new regions of Russia. MTS has also received 900 MHz license extensions to existing licenses in several regions. The term of the 900/1800 MHz GSM license for the Moscow Region has been extended until December 2008.

Total purchase consideration paid for the licenses and extensions identified above was less than $0.1 million.

Additional loan facility—In April 2004, the Group entered into a short-term loan facility with Credit Suisse First Boston International in the amount of $200.0 million. The proceeds were used to repay the floating rate notes. Amounts outstanding under the loan facility agreement bear interest at LIBOR + 2.25% per annum.

Redemption of the floating rate notes—On May 5, 2004 the Group redeemed all of the outstanding $300.0 million floating rate notes, issued on August 5, 2003 in the principal amount plus accrued interest thereon to the date of redemption.

UMC—During 2003, MTS acquired 100% of the outstanding voting interest of UMC (see also Note 4 Business Acquisition) from various parties. On June 7, 2004, the General Prosecutor of Ukraine filed a claim against MTS and others in the Kiev Commercial Court seeking to unwind the sale by Ukrtelecom of its 51% stake in UMC to MTS. The complaint also seeks an order that would prohibit MTS from alienating 51% of its stake in UMC until the claim is resolved. As of the date of these statements MTS has started the process of evaluating the claim. The Company believes that it acquired UMC in full compliance with Ukrainian law and intends to vigorously defend its acquisition of UMC.

THIS PAGE INTENTIONALLY LEFT BLANK

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REPORTS OF
INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 (UNAUDITED), DECEMBER 31, 2002 (UNAUDITED)
AND DECEMBER 31, 2001

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2003 (UNAUDITED), 2002 (UNAUDITED)
AND 2001

This report is a copy of a previously issued Andersen affiliate report and the Andersen affiliate has not reissued the report.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polska Telefonia Cyfrowa Sp. z o.o.

We have audited the accompanying consolidated balance sheets of Polska Telefonia Cyfrowa Sp. z o.o. (a Polish limited liability company) and its subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows for each of the consecutive three years ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries, as at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the consecutive three years ended December 31, 2001 in accordance with Statements of International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB").

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States ("US GAAP"). A description of these differences and a reconciliation of net income and shareholders' equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 32.

As explained in Note 4.1.b to the consolidated financial statements, the Company has given retrospective effect to the change in its revenue recognition policy relating to multiple-element contracts.

Arthur Andersen Sp. z o.o.

Warsaw, Poland
March 1, 2002

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Consolidated Income Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

	Notes	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Net sales	6	5,601,277	4,929,824	4,344,896
Cost of sales	7	(3,594,121)	(2,989,193)	(2,727,437)

Gross margin		2,007,156	1,940,631	1,617,459
Operating expenses	7	(845,788)	(790,115)	(785,429)

Operating profit		1,161,368	1,150,516	832,030

Non-operating items
Interest and other financial income	8	336,577	266,454	316,616
Interest and other financial expenses	9	(763,233)	(848,132)	(694,546)

Profit before taxation		734,712	568,838	454,100

Taxation charge	10	(80,790)	(222,362)	(26,879)

Net profit for the year		653,922	346,476	427,221

The accompanying notes are an integral part of these
consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Consolidated Balance Sheets
as at December 31, 2003 and December 31, 2002
(in thousands of PLN)

	Notes	As at December 31, 2003	As at December 31, 2002

Current assets
Cash and cash equivalents	26	20,880	54,412
Short-term investments and other financial assets	11	110,538	12,143
Debtors and prepayments	12	751,122	620,749
Inventory	13	185,866	234,545

		1,068,406	921,849
Long-term assets
Property, plant and equipment	14	3,023,831	3,438,686
Intangible fixed assets	15	2,829,980	2,651,130
Financial assets	16	248,373	171,288
Deferred costs and other long-term assets	17	122,880	82,091

		6,225,064	6,343,195

Total assets		7,293,470	7,265,044

Current liabilities
Accounts payable	18	290,405	285,277
Amounts due to State Treasury	18	69,385	57,756
Interest-bearing liabilities	18	101,445	121,122
Accruals	20	220,595	185,569
Deferred income and other liabilities	18	211,787	224,358

		893,617	874,082
Long-term liabilities
Interest-bearing liabilities	19	3,811,750	4,583,365
Non-interest-bearing liabilities	19	118,357	165,159
Deferred tax liability	10	290,563	268,171
Provisions for liabilities and charges	20	91,952	21,740

		4,312,622	5,038,435

Total liabilities		5,206,239	5,912,517

Capital and reserves	21
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(3,262)	(86,649)
Accumulated profit		1,209,739	558,422

		2,087,231	1,352,527

Total equity and liabilities		7,293,470	7,265,044

The accompanying notes are an integral part of these
consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	734,712	568,838	454,100
Adjustments for:
Depreciation and amortization	942,272	909,983	850,572
Charge to provision and write-offs of doubtful debtors	33,242	29,224	67,626
Charge to provision for inventory	4,136	7,333	11,151
Charge to provision for construction in progress	13,223	—	—
Other provisions long-term	25,762	1,089	7,744
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	90,067	145,394	(91,609)
Loss/(gain) on disposal of tangibles and intangibles	12,874	10,804	(1,582)
Interest expense, net	336,589	436,283	469,539

Operating cash flows before working capital changes	2,192,877	2,108,948	1,767,541
Decrease/(increase) in inventory	44,543	(74,764)	31,025
Increase in debtors, prepayments and deferred cost	(174,761)	(101,165)	(129,383)
Increase in trade payables and accruals	124,038	90,529	24,560

Cash from operations	2,186,697	2,023,548	1,693,743
Interest paid	(501,754)	(482,978)	(450,820)
Interest received	14,798	17,182	15,213
Income taxes paid	(98,357)	(1,618)	(1,325)
Realization of financial instruments	(78,784)	(32,973)	(94,411)

Net cash from operating activities	1,522,600	1,523,161	1,162,400

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(127,274)	(257,314)	(1,372,058)
Purchases of tangible fixed assets	(287,811)	(379,923)	(1,128,118)
Proceeds from short-term investments	—	91,456	199,699
Proceeds from sale of equipment and intangibles	11,201	18,344	25,250

Net cash used in investing activities	(403,884)	(527,437)	(2,275,227)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
(Repayment of)/net proceeds from Bank Credit Facilities	(468,708)	(322,201)	1,288,594
Repayment of Loan Facility	—	—	(836,158)
(Redemption of)/proceeds from the Notes	(709,621)	(655,622)	704,141

Net cash (used in)/from financing activities	(1,178,329)	(977,823)	1,156,577
Net (decrease)/increase in cash and cash equivalents	(59,613)	17,901	43,750
Effect of foreign exchange changes on cash and cash equivalents	114	(12)	(362)
Cash and cash equivalents at beginning of period (see Note 26)	54,400	36,511	(6,877)

Cash and cash equivalents at end of period (see Note 26)	(5,099)	54,400	36,511

The accompanying notes are an integral part of these
consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit/(loss)	Total

Balance as at January 1, 2001	471,000	409,754	—	(193,807)*	686,947
Effects of adopting IAS 39	—	—	—	(21,468)	(21,468)
Fair value losses on cash flow hedge, net of tax	—	—	(96,955)	—	(96,955)
Net profit for the period	—	—	—	427,221	427,221

Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745
Cash flow hedge:
net fair value loss, net of tax	—	—	(17,717)	—	(17,717)
reclassified and reported in net profit	—	—	30,210	—	30,210
deferred tax on reclassified item	—	—	(8,459)	—	(8,459)
deferred tax change in rates	—	—	6,272	—	6,272
Net profit for the period	—	—	—	346,476	346,476

Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527

Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527
Cash flow hedge:
net fair value gain, net of tax	—	—	75,886	—	75,886
hedging instrument replacement, net of tax	—	—	(7,833)	—	(7,833)
reclassified and reported in net profit	—	—	20,388	—	20,388
deferred tax on reclassified item	—	—	(5,505)	—	(5,505)
deferred tax change in rates	—	—	451	—	451
Net profit for the period	—	—	—	653,922	653,922
Effect of subsidiary closing (see Note 2)	—	—	—	(2,605)	(2,605)

Balance as at December 31, 2003	471,000	409,754	(3,262)	1,209,739	2,087,231

* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment.

The accompanying notes are an integral part of these
consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

1.	Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by the District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than on January 1, 2004 and not later than on January 1, 2006 (see Notes 2, 3.5 and 15).

The principal activities of the Company are not significantly seasonal or cyclical.
Authorization of the consolidated financial statements
These consolidated financial statements have been issued by the Company’s Board of Directors on March 17, 2004.
2.	Significant events in 2003

On January 20, 2003 the Company has been informed that Telekomunikacja Polska SA (“TP SA”) lodged cassation to the Supreme Court against the Antimonopoly Court’s judgement relating to international traffic rates terminating in the Company’s network. The Supreme Court rejected the cassation lodged by TP SA on March 9, 2004 (see also Note 4).

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand of the 10 7/8% Notes – 1.5% of the total initial principal amount (see Note 19a).
On March 7, 2003 the Company repurchased on the market the principal amount of EUR 2,000 thousand of the 10 7/8% Notes – 1.0% of the total initial principal amount (see Note 19a).
On June 30, 2003 the Company exercised its call option and repurchased the outstanding amount of 10 ¾% Notes at the principal value of USD 126,215 thousand (see Notes 3.2 and 19a).

On July 1, 2003 the Company was informed that Tele2 (a local operator) had placed a request to the Office for Telecommunication and Post Regulation (“OTPR”), the Regulator for the Telecommunication Market in Poland, for setting interconnection rates between Tele2 and the Company’s network. On October 16, 2003 the Company and Tele2 signed an interconnection agreement, the rates agreed related to future interconnect traffic which are based on market rates.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

2.	Significant events in 2003 (cont.)

On July 10, 2003 the Company submitted a joint application with other operators to the OTPR to shift UMTS start obligations to January 2006 from January 2005, at the same time leaving the option to start in 2004 unchanged.

On September 9, 2003, the Regulator for the Telecommunication Market in Poland issued a favourable decision to move the UMTS launch deadlines. The Company is required to begin providing commercial UMTS services not later than January 1, 2006. At the same time, the Regulator modified certain provisions of the UMTS license as follows:

•	Moved the date for achieving a 20 percent population coverage of the UMTS services from December 31, 2005 to December 31, 2007.
•	Removed the requirement to achieve 40 percent population coverage.
On October 31, 2003 the Company has liquidated its wholly-owned subsidiary PTC International Finance B.V. (see Note 3.2) as a result of repurchasing of the remaining 10 ¾% Notes in June 2003.
In November 2003 the Polish Parliament approved the reduction of the corporate income tax rate from 27 percent to 19 percent for the year 2004 and thereafter.

In November 2003 the Company repurchased on the market the principal amount of EUR 2,000 thousand (0.7% of the total initial principal amount) of the 11¼% Notes and EUR 21,465 thousand of the 10 7/8% Notes (10.7% of the total initial principal amount) (see Note 19a).

In November 2003 the Company changed its Notes refinancing plans and effectively shortened the term of coupon payments exposure (see Notes 5a and 23).

In December 2003 the Company repurchased on the market the principal amount of EUR 12,508 thousand (4.2% of the total initial principal amount) of 11 ¼% Notes and EUR 4,420 thousand of 10 7/8% Notes (2.2% of the total initial principal amount) (see Note 19a). The Company will apply the Luxembourg Stock Exchange to delist the principal amount of the all repurchased in 2003 11 ¼% Notes and 10 7/8% Notes.

In December 2003, as a result of refinancing decision, the Company discontinued hedge accounting in relation to part of the coupon payments on EUR denominated Notes that will not occur (see Notes 5a and 23). As at December 31, 2003 PLN 55,115 previously recognized in equity and relating to coupons that, as a result of refinancing plans, are no longer expected to occur, has been reported as financial income in the income statement for 2003.

In December 2003, the Company received a decision of the Regulator for Telecommunication Market in Poland together with Antimonopoly Office that it is considered a significant operator on the Polish telecommunications market in relation to interconnect. This decision was not effective as at the day of the authorization of the consolidated financial statements as the Company is appealing against this decision. As at the day of the authorization of the consolidated financial statements no decision concerning the appeal has been issued.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies
3.1.	Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by the Polish Accounting Standards (“PAS”). The accompanying consolidated financial statements reflect certain adjustments not reflected in the Company’s statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on the net results for the years ended December 31, 2003, 2002 and 2001 have been presented in Note 29 to these consolidated financial statements.

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

The preparation of the consolidated financial statements in conformity with IFRS requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Although those estimates are based on the Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The IFRS standards that were mandatory as at December 31, 2003 were applied to these consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.2.	Group Accounting

The attached consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiary PTC International Finance (Holding) B.V. (consolidated).

All intercompany balances and transactions are eliminated on consolidation.

On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. had no subsidiaries of its own. In 2003 the Company liquidated its wholly-owned subsidiary PTC International Finance B.V. The subsidiary was incorporated for the purpose of issuing 10 ¾% Notes which were fully repurchased by the Company in June 2003 (see Notes 2 and 19a). As a result of the liquidation the net assets of the subsidiary have been transferred to the Company’s consolidated income statement for the year ended December 31, 2003 as other financial income.

On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

Additionally, the Company acquired 125 fully-paid shares with a par value of EUR 1,000 each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. As a result, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries of its own.

3.3.	Measurement Currency

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). The majority of the Company’s receivables, a large part of its short-term liabilities and some of long-term liabilities are denominated in PLN. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying consolidated financial statements are reported in PLN thousand (unless stated otherwise).

3.4.	Property, plant and equipment
Property, plant and equipment are shown at historical cost less accumulated depreciation.

The costs of property, plant and equipment include borrowing costs - interests and foreign exchange differences to the extent that they are regarded as an adjustment to interest resulting from payments or valuation of liabilities financing the relevant property, plant and equipment acquisition or construction.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.4.	Property, plant and equipment (cont.)

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

Depreciation is calculated using the straight-line method over the estimated useful life of the assets. The following depreciation rates have been applied:

	Annual rate in %	Estimated Useful Lives in years

Buildings under capital lease	2.5%	40
Other buildings	4.0%	25
Plant and equipment	10.0 - 33.0%	3 - 10
Motor vehicles	12.5 - 30.0%	3 - 8
Other	10.0 - 30.0%	3 - 10
Leasehold improvements (operating lease)		lease term
Land	not depreciated

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.
Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.
3.5.	Intangible Fixed Assets
Licenses

Intangible fixed assets include three licenses (GSM 900, GSM 1800 and UMTS licenses), which the Company acquired from the Polish State. Telecommunication licenses are measured at cost less accumulated amortization. As the payments are deferred beyond normal credit terms the cost of license is the cash price equivalent. The difference between this amount and total payments is recognized as an interest expense over the period of credit unless it is capitalized to the license value during its development period. The cost of UMTS license includes also interests on liabilities financing the license acquisition and foreign exchange differences to the extent that they are regarded as an adjustment to interest. The licenses are amortized using the straight-line method over their estimated useful lives, being the period of usage from the date of operational start-up of the underlying service until the end of the licence term, i.e. GSM 900 license – over 14.5 years (173 months), GSM 1800 license – over 14.5 years (174 months) and UMTS license will be amortized over the period of usage from the date of the operational start-up of the underlying services. For further disclosure see Note 15.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.5.	Intangible Fixed Assets (cont.)
Computer software

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives which is from 2 to 5 years for office software and from 1.2 to 10 years for network software.

Other intangible assets

Expenditure to acquire patents, trademarks and licences other than telecommunication licenses is capitalized and amortized using the straight-line method over their useful life, not exceeding 10 years.

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
Recoverable amount is estimated for an individual asset or, if this is not possible to do so, it is determined for the cash-generating unit to which asset belongs.
3.7.	Debtors

Amounts due from debtors are measured at cost net of provisions for doubtful accounts. The provisions are based on specific amounts due where the realization is unlikely and on a general basis, calculated using historic collection experience.

3.8.	Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is principally assigned by using the weighted average cost formulas.

The Company writes down the cost of inventories to net realizable value. The costs of inventories become unrecoverable if those inventories are damaged, become wholly or partially obsolete or if their selling price declines.

The current or planned promotions do not affect provisions for handset inventory.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.9.	Leasing

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

The finance lease liability was initially measured at an amortized cost. After the bifurcation of embedded derivative (Index swaps – see Notes 3.14 and 23) it has two components: main liability measured at amortized costs and the indexing (embedded derivative) measured at fair value. See also “Property, plant and equipment held under capital lease” in Note 14, “Finance lease” in Note 19c.

3.10.	Borrowings
a.	Notes

The Company is full and unconditional guarantor of the Notes issued by its subsidiaries (see Note 19a). The Notes were recognized at the fair value of consideration received less transaction costs plus the call options initial value. They are amortized according to effective interest rates. Any difference between the proceeds (net of transaction costs) and the redemption value including the initial value of options, if bifurcated, is recognized in the income statement over the period of the borrowings.

b.	Bank Credit Facility

Bank Credit Facility was initially recognized at the proceeds received and is subsequently recorded at costs plus accrued interest (see Note 19b). Transaction costs attributable to the Bank Credit Facility are classified as intangible assets.

3.11	Advertising expenses
The Company charges the cost of advertising to expense as incurred.
3.12.	Deferred income tax

Deferred income tax is calculated using the balance sheet liability method. Under the balance sheet liability method the expected tax effects of temporary differences are determined using the enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carry forward of unused tax losses and credits. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and its tax base.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.12.	Deferred income tax (cont.)

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

3.13.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. In 2003 the Company revised its estimation of the asset retirement obligation (see Note 20).

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

The Company designates certain derivatives as hedge of the fair value of a recognized asset or liability (fair value hedge) or hedge of forecasted transactions (cash flow hedge) (see Note 5a). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in shareholders’ equity, net of tax effect. Amounts deferred in shareholders’ equity are transferred to the income statement and classified as financial income or expense in the period when the hedged forecasted transactions accrue in the income statement.

Derivatives that are designated as cash flow hedges are regularly reviewed for the effectiveness and the gain or loss relating to the ineffective portion of the derivatives is recognized in the income statement immediately. In the following cases:

-	hedge fails the effectiveness test,
-	hedging instrument is sold, terminated or exercised,
-	the Management decides to undesignate
the Company retains in equity the cumulative gains or losses which were previously reported directly in equity until the forecasted transaction occurs.
The reclassification to the income statement may take place when a previously forecasted transaction is no longer expected to occur.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.14.	Derivatives (cont.)

A derivative financial asset (or its portion) is derecognised if the Company loses control of the contractual rights that comprise the derivative financial asset (or its portion). A derivative financial liability (or its part) is removed from the balance sheet when, and only when, it is extinguished – that is when the obligation specified in the contract is discharged, cancelled, or expires. For further disclosure see Note 23.

3.15.	Measurement base for financial assets and liabilities

The fair value of derivatives held for trading is based on quoted market price at the balance sheet date. The fair value of cross-currency interest rate swaps (“CC swaps”) is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine the fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.15.	Measurement base for financial assets and liabilities (cont.)
The table below presents the measurement categorization of financial assets and liabilities

Category	Balance sheet item	Measurement

Financial assets
Held for trading	Cash and cash equivalents,	Fair value
Derivatives: Forward contracts,
	Note options, Index swaps,	Fair value model using market data
Currency options
Held to maturity	Short-term investments	Amortized cost
Loans and receivables
originated by the Company	Trade and other debtors	Original recorded cost
Hedging derivatives	CC swaps	Fair value model using market data
	Forward contracts	Fair value model using market data

Financial liabilities
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
Non-trading liabilities	License liabilities	Amortized cost
	Construction payables	Amortized cost
	Trade and other creditors	Amortized cost
	Long-term Notes	Amortized cost
	Finance lease	Amortized cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	CC swaps	Fair value model using market data
	Forward contracts	Fair value model using market data

3.16.	Revenue recognition

Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when the services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

The Company set criteria for the recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements as initiated by SAB 101 and further interpretations, including SAB 104.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.16.	Revenue recognition (cont.)

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the prepaid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred and recognized ratably over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to those transactions are recognized in the income statement as incurred.

The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in the following table:

Multi-element contract (handset, activation and telecommunication service)

	Separable	Non-separable
Accounting treatment	Activation represents up-front non-refundable fee. Handset is sold separately from the rest of the multi-element contract	Handset, activation and service are treated as multi-element contract that is non- separable.

Revenue recognition	Activation and handset revenue is recognized immediately, to the extent of cash received.	Multiple Element Revenue: Activation and handset revenue is deferred over average expected life of the customer.

Cost recognition	Cost of the activation card and handset is recognized immediately.

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

Foreign currency transactions are translated into measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from translation of monetary assets and liabilities denominated in foreign currencies using the exchange rates prevailing at the end of the reporting period, are recorded in the income statement, except when capitalized to cost of qualifying assets.

The financial statements of the Company’s subsidiary as being integral to the Company’s operations are translated using the same standards and procedures as if the transactions had been those of the Company itself.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.18.	Capitalization of borrowing costs

Borrowing costs (including interest, foreign exchange gains and losses to the extent that they are regarded as an adjustment to interest, and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

3.19.	Capital
Additional paid-in capital is classified in the equity as the probability of its payback to the shareholders is low and depends on certain law and contractual restrictions.
3.20.	Presentation of Cash Flow Statement

The Company reconsidered the nature of the overdraft facility as an integral part of the Company’s cash management and included the overdraft balance of PLN 25,979 and PLN 12 in cash and cash equivalents in consolidated statements of cash flows for the years ended December 31, 2003 and December 31, 2002, respectively.

3.21.	New accounting standards

The Company will implement effective from January 1, 2004 the new revenue recognition policy, which adopts best industry practices, based on EITF 00-21. As a result of new revenue recognition policy implementation the revenue and costs related to sales of phones and activation will be recognized in income statement immediately when incurred, except for the contracts where fair value analysis will indicate revenue (and costs) deferral.

The Company is planning to implement changes to IFRS mandatory from January 1, 2005 and is currently analyzing the potential influence of new standards, including: IFRS 1 “First-time Adoption of International Financial Reporting Standards” (effective from January 1, 2004), IFRS 2 “Share-based Payments”, IAS 1 “Presentation of Financial Statements”, IAS 2 “Inventories”, IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, IAS 10 “Event After the Balance Sheet Date”, IAS 15 “Information Reflecting the Effects of Changing Prices” (withdrawn as at January 1, 2005), IAS 16 “Property, Plant and Equipment”, IAS 17 “Leases”, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, IAS 24 “Related Party Disclosures”, IAS 27 “Consolidated and Separate Financial Statements”, IAS 28 “Accounting for Investments in Associates”, IAS 31 “Interests in Joint Ventures”, IAS 32 “Financial Instruments: Disclosure and Presentation”, IAS 33 “Earnings per Share” IAS 36 “Impairment of Assets”, IAS 38 “Intangible Assets”, IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 40 “Investment Property”

As at the date of authorization of the consolidated financial statements the impact of the new standards has not yet been determined.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

3.	Principal Accounting Policies (cont.)
3.22.	Change in estimates

In 2003 the Company changed its estimation of the asset retirement obligations. As a result of this change the Company increased the gross asset at the amount of PLN 44,449, the provision for retirement and restoration costs at the amount of PLN 59,629 and increased the depreciation costs by PLN 17,520 and interest expense by PLN 15,180 in the twelve month period ended December 31, 2003. The depreciation of the asset is calculated using the straight-line method over the useful life of the network equipment related assets.

3.23.	Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short term highly liquid investments that are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value.

4.	Events after the balance sheet date

On January 22, 2004 the Company concluded the selection process of vendor who will supply for the development of its third generation mobile network. Siemens Information and Communication Mobile Group was selected as a supplier of advanced UMTS technology, to be implemented in the Warsaw area.

On March 9, 2004 the Supreme Court rejected the cassation lodged by TP SA in 2003 against the Antimonopoly Court’s judgement relating to international traffic rates terminating in the Company’s network (see Note 2).

5.	Financial risk management

The Company’s treasury function is responsible for managing financial risk in accordance with the Company’s hedging policy. Principle exposures and methods used by the Company to mitigate those exposures are described below.

The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which the hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding cash flow and balance sheet risk, which is later submitted to the Management Board and Supervisory Board’s Finance Committee.

The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Supervisory Board’s Finance Committee based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Supervisory Board’s Finance Committee must approve any actions taken to hedge cash flow and balance sheet risk.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

5.	Financial risk management (cont.)
a.	Foreign exchange risk

A significant proportion of the financing liabilities of the Company is denominated in foreign currencies (EUR and USD). The financial risk management is aimed at managing to within acceptable limits both the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and the adverse effect of movements in exchange rates on the earnings and book value of the Company in PLN terms.

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

Hedge activities are undertaken on the basis of short- to long-term cash flow forecasts provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures by range of means agreed by the Management Board and the Supervisory Board’s Finance Committee on at least an annual basis, providing hedging can be obtained at acceptable cost. The Company may undertake actions to cover individually identified Uncommitted Exposures providing they are in compliance with hedging policy and constitute an integral part of annually accepted hedging strategies.

The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:
-	forward and non-delivery forward transactions (“NDF contracts/transactions”),
-	currency swaps,
-	CC swaps,
-	foreign exchange options (“currency options”).

Prior to 2003, the Company hedged its long-term foreign exchange exposure arising from coupon payments on EUR and USD denominated Notes with use of CC swaps (see Notes 3.14 and 23). In November 2003 the Company changed its Notes refinancing plans and effectively shortened term of coupon payments exposure. As a result maturity of some outstanding CC swap cash flows exceeded the planned date of Notes refinancing. In order to match those CC swap cash flows with the new refinancing plan the Company restructured the outstanding CC swaps. All USD CC swaps were terminated while the remaining planned coupon payments were hedged by new forwards. In respect to EUR CC swaps, cash flows due after Notes refinancing would hedge other expected exposures than coupon payments. The fair value changes of those CC swaps are reflected in the income statement.

Prior to 2003 the Company hedged its short- and medium-term foreign exchange exposure arising from anticipated Notes repayments of a part of principal on EUR denominated Notes on the respective first call dates by concluding foreign exchange forwards subordinated to Bank Credit Facilities (see Notes 19b and 23).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

5.	Financial risk management (cont.)
a.	Foreign exchange risk (cont.)

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

Debt liabilities outstanding as at December 31, 2003 based on fixed interest rate are as follows (see Note 19a):
-	the 11 ¼ Notes with a face value of USD 150,000,000
-	the 11 ¼ Notes with a face value of EUR 268,242,000
-	the 10 7/8 Notes with a face value of EUR 156,615,000

Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see Note 19b). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase of financing costs versus market yields. The Company has limited risk of such a scenario by series of prepayment options embedded into all Notes (“Note options”).

The Company’s interest rate exposure is managed by:
-	varying the maturity periods of investments and borrowings,
-	varying the proportions of debt which bears interest on a fixed and a floating basis,
-	varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.
In addition to the interest rate management tools described above, the Company may, in line with its hedging policy enter into the following interest rate hedging transactions:
-	forward rate agreements (FRAs),
-	interest rate swaps,
-	interest rate options (caps, floors, collars).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

5.	Financial risk management (cont.)
c.	Credit risk
Commercial credit risk

The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company’s trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company. The Company generally does not require collateral from its customers.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base.

The Company maintains provisions for estimation of existing credit losses and such losses in the aggregate, have not exceeded Management’s expectations. With the exception of TP SA, which purchases terminating interconnection services from the Company, no single customer accounts for 10% or more of revenues.

The balance of receivables as at December 31, 2003, representing the total net commercial credit risk exposure as at this date, is presented in Note 12.
Financial credit risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions with high financial ratings.

The balance of financial assets, short-term investments and other financial assets as at December 31, 2003, representing the total financial credit exposure, is presented in Notes 11 and 16.
6.	Net sales

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Service revenues and fees	5,411,402	4,753,445	4,123,555
Sales of handsets and accessories	189,875	176,379	221,341

	5,601,277	4,929,824	4,344,896

The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular handsets and accessories) and in one market (the Republic of Poland). The main sources of the Company’s revenue are airtime charges, consisting primarily of monthly service fees (from incoming and outgoing calls), and charges for voice calls and non-voice services that originate or terminate in the Company’s network, and calls placed by the Company’s subscribers on foreign networks (“roaming calls”).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

6.	Net sales (cont.)

In 2003 the Company netted PLN 30,329 cost from revenue related to premium calls and premium SMS, as a result of adoption principals of EITF 99-19. The netting is applied to premium calls and premium SMS, when the Company is acting as an agent providing telecommunication services without being the primary obligor in delivery of the relevant service.

7.	Costs and expenses

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Cost of sales:
Cost of services sold	2,356,497	2,018,636	1,778,687
Cost of sales of handsets and accessories	1,237,624	970,557	948,750

	3,594,121	2,989,193	2,727,437
Operating expenses:
Selling and distribution costs	610,179	545,404	585,463
Administration and other operating costs	235,609	244,711	199,966

	845,788	790,115	785,429

	4,439,909	3,779,308	3,512,866

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.
The rental expenses included in costs and expenses amounted to PLN 151,112, PLN 147,133 and PLN 129,053 for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively.
The following costs and expenses were included in cost of sales:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

External services	1,396,939	1,083,417	869,995
Merchandise sold	1,235,771	969,642	949,805
Depreciation and amortization	842,116	822,993	790,796
Staff costs	79,310	80,626	81,315
Other	39,985	32,515	35,526

	3,594,121	2,989,193	2,727,437

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

7.	Costs and expenses (cont.)
The following costs and expenses were included in selling and distribution costs:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

External services including advertising costs	297,221	252,651	292,367
Staff costs	185,258	183,887	158,700
Depreciation and amortization	69,035	58,441	40,213
Other including bad debt expense	58,665	50,425	94,183

	610,179	545,404	585,463

The following costs and expenses were included in administration costs:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

External services	94,505	103,437	87,100
Staff costs	85,655	84,031	77,904
Depreciation and amortization	31,121	28,549	19,563
Other	24,328	28,694	15,399

	235,609	244,711	199,966

8.	Interest and other financial income

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Gains on valuation of derivatives	167,826	130,081	81,944
Foreign exchange gains	152,901	119,191	207,911
Interest income	14,798	17,182	26,761
Other financial income	1,052	—	—

	336,577	266,454	316,616

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

9.	Interest and other financial expenses

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Foreign exchange losses	339,230	344,551	54,020
Interest expense	348,133	446,673	496,300
Losses on valuation of derivatives	71,564	50,115	144,226
Other financial expenses	4,306	6,793	—

	763,233	848,132	694,546

10.	Taxation

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Polish current tax (charge)/benefit	(88,410)	402	—
Polish deferred tax benefit/(charge)	8,893	(220,744)	(25,460)
Foreign current tax charge	(1,273)	(2,020)	(1,419)

Tax charge	(80,790)	(222,362)	(26,879)

Tax loss carry forwards available as at December 31, 2003 amounted to PLN 89,353. The loss can be fully offset against taxable income in year 2004.

According to the Polish tax regulations, the tax rates in effect in 2003 was 27% and 28% for both 2002 and 2001. The tax rate for 2004 and the following years is set to be 19% (see Note 2). The Company recognized the effect of the change in the income tax rate on deferred tax in the income statement for the period ended December 31, 2003.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

10.	Taxation (cont.)
The reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates is as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Profit before taxation	734,712	568,838	454,100
Tax rate	27%	28%	28%

Tax charge using statutory rate	(198,372)	(159,274)	(127,148)
Non-taxable differences	(43,055)	(15,649)	12,309
Change in temporary differences for which realization is not probable	15,779	10,871	32,653
Effect of different tax rates and rules in foreign entities	(1,375)	803	1,881
Change in enacted tax rates	128,182	(68,184)	51,803
Refiling of previous years’ tax return	3,631	402	—
Adjustments to deferred taxes	14,420	8,669	1,623

Tax charge	(80,790)	(222,362)	(26,879)

The deferred tax expense credited to equity after reclassification a part related to CC swaps and forward contracts to the income statement was PLN 765 in 2003, and deferred tax income credited to equity in 2002 and 2001 was PLN 4,703 and PLN 27,346, respectively.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

10.	Taxation (cont.)

	Year ended December 31, 2003	Year ended December 31, 2002

Deferred tax assets in Poland:
Tax loss carry forward	16,977	138,659
Bad debt provision	38,306	71,524
Asset retirement provision	6,213	—
Accrued interest	8,625	37,729
Unrealized foreign exchange loss, net	43,388	1,661
Financial instruments, net	—	27,449
Accrued expenses	25,246	51,040
Inventory provision	7,199	9,094
Accrued advertising	3,265	5,677
Revenue recognition	21,227	—

	170,446	342,833
Temporary differences for which realization is not probable (“valuation allowance”)	(20,959)	(46,568)

	149,487	296,265
Deferred tax liabilities in Poland:
Book versus tax basis of GSM /UMTS licenses	(360,826)	(498,295)
Book versus tax basis of fixed assets	(47,929)	(66,141)
Financial instruments, net	(31,295)	—

Net deferred tax liability	(290,563)	(268,171)

The amounts of valuation allowance as at December 31, 2003 and December 31, 2002 consist primarily of the bad debt provision for which tax deductibility is uncertain. The valuation allowance as at December 31, 2001 amounted to PLN 54,585.

11.	Short-term investment and other financial assets

	As at December 31, 2003	As at December 31, 2002

Forward contracts	68,289	—
Currency options	20,826	—
CC swaps	10,040	—
Trade contract derivatives	7,784	8,445
Index swaps	3,599	3,698

	110,538	12,143

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

11.	Short-term investment and other financial assets (cont.)

Currency options are used to reduce the risk of currency fluctuation and are valued based on the market value (see Note 23).

Trade contract derivatives represent short-term portion of the derivatives separated from trade contracts (see also Notes 3.14, 16, 18 and 23).

Index swaps represent short-term portion of the derivatives bifurcated from Finance lease (see Notes 3.9, 3.14, 19c and 23).

12.	Debtors and prepayments

	As at December 31, 2003	As at December 31, 2002

Trade debtors and accrued revenue	808,902	710,130
Prepaid expenses	12,260	18,412
Other debtors	13,623	10,427
Amounts due from State Treasury	11,908	2,213
Accounts receivable from shareholders	3,939	1,332

	850,632	742,514
Provision for doubtful debtors	(99,510)	(121,765)

	751,122	620,749

Movements of the provision for doubtful debtors were as follow:

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Opening balance	(121,765)	(183,940)	(221,821)
Increase	(66,445)	(86,333)	(138,842)
Write off	55,498	91,399	105,507
Release	33,202	57,109	71,216

Closing balance	(99,510)	(121,765)	(183,940)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

13.	Inventory

	As at December 31, 2003	As at December 31, 2002

Cellular handsets	118,323	163,470
Network spare parts and accessories	67,543	71,075

	185,866	234,545

14.	Property, plant and equipment

	As at December 31, 2003	As at December 31, 2002

Land and buildings	219,340	224,546
Plant and equipment	2,171,110	2,544,135
Motor vehicles	5,617	17,343
Other fixed assets	535,214	537,254
Construction in progress	92,550	115,408

	3,023,831	3,438,686

During the year ended December 31, 2003 the Company capitalized PLN 2,713 of foreign exchange losses, PLN 3,590 of interest expense and PLN 287 of hedging gains on CC swaps and forward contracts and during the year ended December 31, 2002 the Company capitalized PLN 5,459 of foreign exchange losses, PLN 10,127 of interest expense and PLN 504 of hedging expenses on CC swaps.

The effective capitalization rate used to determine borrowing costs to be capitalized was 20.2% in 2003 and 19.0% in 2002.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

14.	Property, plant and equipment (cont.)
The movement in each year was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at January 1, 2002	200,097	3,995,617	35,221	631,026	208,114	5,070,075
Additions	116	—	—	5,949	353,082	359,147
Transfers	46,492	325,242	7,412	61,973	(440,755)	364
Disposals	—	(82,363)	(4,683)	(2,677)	(5,033)	(94,756)

As at December 31, 2002	246,705	4,238,496	37,950	696,271	115,408	5,334,830

Depreciation
As at January 1, 2002	13,624	1,173,664	16,421	82,556	—	1,286,265
Charge	5,989	582,906	8,528	78,523	—	675,946
Transfer	2,546	(3,016)	—	527	—	57
Disposals	—	(59,193)	(4,342)	(2,589)	—	(66,124)

As at December 31, 2002	22,159	1,694,361	20,607	159,017	—	1,896,144

Net book value as at December 31, 2002	224,546	2,544,135	17,343	537,254	115,408	3,438,686

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at January 1, 2003	246,705	4,238,496	37,950	696,271	115,408	5,334,830
Additions	—	4,660	—	6,858	279,710	291,228
Asset retirement obligation	—	—	—	44,449	—	44,449
Transfers	887	233,534	2,898	47,286	(284,605)	—
Disposals	—	(45,509)	(17,272)	(4,462)	(4,740)	(71,983)

As at December 31, 2003	247,592	4,431,181	23,576	790,402	105,773	5,598,524

Depreciation
As at January 1, 2003	22,159	1,694,361	20,607	159,017	—	1,896,144
Charge	6,093	603,950	7,450	82,664	—	700,157
Charge from asset retirement obligation	—	—	—	17,520	—	17,520
Provision for construction in progress	—	—	—	—	13,223	13,223
Disposals	—	(38,240)	(10,098)	(4,013)	—	(52,351)

As at December 31, 2003	28,252	2,260,071	17,959	255,188	13,223	2,574,693

Net book value as at December 31, 2003	219,340	2,171,110	5,617	535,214	92,550	3,023,831

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

14.	Property, plant and equipment (cont.)

In 2003, as a result of change in estimation of the asset retirement obligation, the Company capitalized the cost at the amount of PLN 44,449 to the network equipment and increased the depreciation costs by PLN 17,520 (see Notes 3.13, 3.22 and 20).

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at December 31, 2003			As at December 31, 2002

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	—	(24,697)	(438)	—	(18,848)	(338)

Net	6,293	173,109	552	6,293	178,958	652

As at January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at December 31, 2003 gross value and accumulated depreciation of the improvements amounted to PLN 42,419 (as at December 31, 2002 PLN 41,430) and PLN 3,332 (as at December 31, 2002 PLN 3,069), respectively.

15.	Intangible fixed assets

	As at December 31, 2003	As at December 31, 2002

GSM and UMTS licenses	2,523,010	2,335,836
Computer and network software	284,640	287,323
Trademark	104	118
Transaction costs	22,226	27,853

	2,829,980	2,651,130

During the year ended December 31, 2003 the Company capitalized to intangible fixed assets PLN 109,136 of foreign exchange losses, PLN 171,438 of interest expense and PLN 16,273 of hedging gains on CC swaps and forward contracts. During the year 2003 the Company recognized in income statement financial expenses at the amount of PLN 46,624 as an excess of foreign exchange losses over the amount treated as an adjustment to interest cost. During the year ended December 31, 2002 the Company capitalized to intangible fixed assets PLN 104,142 of foreign exchange losses, PLN 160,316 of interest expense and PLN 5,394 of hedging expenses on CC swaps.

The effective annual capitalization rate for the whole period of capitalization from 2000 for external borrowing (i.e. excluding interest and foreign exchange rates from revaluation of UMTS license liability) was 14.6%.

The Company has no intangible assets generated internally.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

15.	Intangible fixed assets (cont.)
The movement in each year was as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at January 1, 2002	2,448,862	468,941	206	35,137	2,953,146
Additions	—	197,480	—	7,913	205,393
Transfers	—	(364)	—	—	(364)
Disposals	—	(36,100)	—	—	(36,100)
Capitalization of borrowing costs	269,852	—	—	—	269,852

As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927

Amortization
As at January 1, 2002	305,751	228,539	74	5,972	540,336
Charge	77,127	150,157	14	6,739	234,037
Transfers	—	(57)	—	—	(57)
Disposals	—	(36,005)	—	—	(36,005)
Other	—	—	—	2,486	2,486

As at December 31, 2002	382,878	342,634	88	15,197	740,797

Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at January 1, 2003	2,718,714	629,957	206	43,050	3,391,927
Additions	—	141,037	—	6,446	147,483
Disposals		(24,651)	—	—	(24,651)
Capitalization of borrowing costs	264,301	—	—	—	264,301

As at December 31, 2003	2,983,015	746,343	206	49,496	3,779,060

Amortization
As at January 1, 2003	382,878	342,634	88	15,197	740,797
Charge	77,127	139,277	14	8,177	224,595
Disposals	—	(20,208)	—	—	(20,208)
Other				3,896	3,896

As at December 31, 2003	460,005	461,703	102	27,270	949,080

Net book value as at December 31, 2003	2,523,010	284,640	104	22,226	2,829,980

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

15.	Intangible fixed assets (cont.)
Licenses
The balance of GSM and UMTS licenses consists of GSM 900, GSM 1800, UMTS and Lease line licenses acquired by the Company from the Polish State, represented by the Minister of Communications.

The GSM 900 license was acquired on February 23, 1996 and issued for a term of 15 years and allows the Company to apply for an extension for an agreed period of one year prior to its expiry date together with a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 218 million, which was fully paid by December 31, 2001.

The GSM 900 license is subject to a number of commercial and technical conditions. While Polish law provides that the license may be revoked or limited in the event that the Company fails to meet any of these conditions, the Company believes that it is currently in compliance with all of the GSM 900 license conditions.

The GSM 1800 license was acquired on August 11, 1999 and has been in use since March 1, 2000. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 100 million, which was fully paid by December 31, 2002.

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

The UMTS license requires the Company to attain 20% population coverage by the end of 2007 and the Company is no longer obliged to meet the original 40% population coverage requirement (see Note 2).
The above-described GSM 900 license, GSM 1800 license, UMTS license and the Lease Lines licenses are not transferable assets.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

16.	Financial assets

	As at December 31, 2003	As at December 31, 2002

Note options	123,307	127,029
Trade contract derivatives	28,823	38,207
Forward contracts	39,988	5,638
CC swaps	55,115	414
Long term receivables	1,140	—

	248,373	171,288

Note options are prepayment options separated from the Notes.

Trade contract derivatives are separated from trade contracts denominated or linked to currency, which (i) is not the currency of the primary economic environment in which any substantial party to contract operates or (ii) is not a currency in which the price of the related good or service is routinely denominated in international commerce.

17.	Deferred costs and Other long-term assets

	As at December 31, 2003	As at December 31, 2002

Multiple-element transaction costs	118,344	76,011
Other deferred costs	3,322	4,939

	121,666	80,950
Other long-term assets	1,214	1,141

	122,880	82,091

Multiple-element transaction costs represent the deferred costs from non-separable contracts (see Note 3.16).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

18.	Current liabilities

	As at December 31, 2003	As at December 31, 2002

Accounts payable
Trade creditors	146,676	154,808
Construction payables	142,223	125,728
Accounts payable to shareholders	1,506	4,741

	290,405	285,277
Amounts due to State Treasury	69,385	57,756

Interest-bearing liabilities
Interest accrued on Notes	56,915	76,483
Interest accrued on Bank Credit Facilities	3,415	26,557
Finance lease payable (see Note 19c)	15,136	18,070
Overdraft facilities	25,979	12

	101,445	121,122
Accruals (see Note 20)	220,595	185,569

Deferred income and other liabilities
Deferred income	183,247	153,100
CC swaps	—	43,051
Forward contracts (see Notes 3.14 and 23)	22,091	22,258
Social fund	3,890	3,603
Deposits from subscribers	2,364	1,969
Payroll	195	377

	211,787	224,358

	893,617	874,082

The social fund is an employer’s obligation arising from a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefit of the employees.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

19.	Long-term liabilities

	As at December 31, 2003	As at December 31, 2002

Interest-bearing liabilities
Long-term Notes	2,510,042	2,950,039
Bank Credit Facilities	535,933	990,217
UMTS license liability	576,875	438,550
Finance lease payable	155,129	164,045
Index swaps (see Notes 3.9, 3.14, 19c and 23)	33,771	40,514

	3,811,750	4,583,365
Non-interest-bearing liabilities
Multiple-element transaction revenue	118,344	76,011
Other non-interest bearing long-term liabilities	13	—
CC swaps	—	89,148

	118,357	165,159
Deferred tax liability (see Note 10)	290,563	268,171

Provisions for liabilities and charges (see Note 20)	91,952	21,740

	4,312,622	5,038,435

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

19.	Long-term liabilities (cont.)

a.          Notes

The Company is full and unconditional guarantor of the following Notes issued by its subsidiaries. The net proceeds from the Notes were loaned to the Company.

	11 ¼% Notes	11 ¼% Notes	10 7/8% Notes

Issuance date	November 23, 1999	November 23, 1999	May 8, 2001

Issuer	PTC International Finance II S.A.	PTC International Finance II S.A	PTC International Finance II S.A.

Nominal value	EUR 268* million	USD 150 million	EUR 157 ** million

Coupon	11 ¼	11 ¼	10 7/8
Interest payment	on each June 1 and December 1	on each June 1 and December 1	on each January 31 and July 31

Maturity date	December 1, 2009	December 1, 2009	May 1, 2008

Registered	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange

Market price as at December 31, 2003 (% of nominal value)	109.50	110.00	110.00

Carrying amount as at December 31, 2003 (including interest)	1,255,315	552,897	758,745

On June 30, 2003 the Company called all the outstanding 10 ¾% Notes with a principal amount of USD 126,215 thousand, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583%. The costs related to the redemption of 10 ¾% Notes incurred by the Company amounted to PLN 26,423, which include PLN 17,867 of premium cost and PLN 6,691 of 10 ¾% Note call option written off. The Notes were redeemed from investors on July 1, 2003 by the trustee.

* In 2003 the Company repurchased on the market 4.9% of the total principal amount of the 11 ¼% Notes of EUR 14,508 thousand. The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange. The amount of EUR 268,242 thousand of the 11 ¼% Notes remain outstanding as at December 31, 2003 and continue to be listed on the Luxembourg Stock Exchange.

** In 2003 the Company repurchased on the market the principal amount of EUR 30,885 thousand of the 10 7/8% Notes (15.4% of the total initial principal amount). The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange. The amount of EUR 156,615 thousand of the 10 7/8% Notes remain outstanding as at December 31, 2003 and continue to be listed on the Luxembourg Stock Exchange.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

19.	Long-term liabilities (cont.)
a.	Notes (cont.)
The total financial cost related to open market buy backs of EUR 11 ¼% Notes and 10 7/8% Notes amounted to PLN 20,194.
The Company has right to the following call options embedded in the respective Notes:

	11 ¼% Notes	10 7/8% Notes
Period 1

Date	December 1, 2004 – December 1, 2009	May 1, 2005 – May 1, 2008

Redemption amount	in whole or in part	in whole or in part

Redemption price range	105.625% – 100.00% of nominal value	105.438% – 100.00% of nominal value

Period 2

Date Redemption amount	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in the last quarter of 2002.	May 8, 2001 – May 1, 2004 any amount up to 35% of the outstanding principal amount

Redemption price range		110.875% of nominal value

Fair value of the Notes call options is presented in Note 23.

The Notes also have put options, which may be exercised (in any part) at 101% of nominal value by the Noteholders if a change of control event occurs. Change of control events are when: (1) if any person or group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders and as a consequence at least two notches decline in the rating of the Notes or the rating is withdrawn, (2) substantially all the assets of the Company are sold or (3) certain changes in the Supervisory Board.

b.	Bank Credit Facilities

On February 20, 2001 the Company signed the two loan facility agreements (“Main Bank Facility Agreement” amounting to EUR 550 million and “Supplemental Bank Facility Agreement” amounting to EUR 150 million (extended from EUR 100 million on September 21, 2001) – together “Bank Credit Facilities”) with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank for Reconstruction and Development.

As at December 31, 2003 the balance outstanding under the Main Bank Facility Agreement amounted to PLN 535.9 million, which consisted of PLN 250 million of the domestic tranche, USD 26 million and EUR 40 million of the multi-currency tranche.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

19.	Long-term liabilities (cont.)
b.	Bank Credit Facilities (cont.)
The main terms of the Main Bank Facility Agreement are as follows:

Facilities limits	equivalent of EUR 550 million available under two tranches: the multi-currency tranche amounting to EUR 292.5 million and the domestic tranche of EUR 257.5 million available in PLN

Interests	LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral	pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date	quarterly reduction in facility limit starting from September 30, 2004 to February 20, 2006.

The main terms of the amended Supplemental Bank Facility Agreement are as follows:

Facilities limits	equivalent of EUR 150 million available under two tranches: the multi-currency tranche amounting to EUR 20 million and the domestic tranche of EUR 130 million available in PLN

Interests	LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral	pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date	reduction in facility limit starting from September 30, 2005 to March 31, 2007.

As at December 31, 2003 the Supplemental Bank Facility was not drawn.
In addition under Bank Credit Facilities the Company is obliged to satisfy as at December 31, 2003 the following covenants:
-	Senior Debt to earnings before interest, tax, depreciation and amortization costs (“EBITDA”)* at the level below 3.5:1.0
-	EBITDA to Interest Expense on Senior Debt at the level not less than 3.0:1.0
-	EBITDA to Interest Expense on Total Debt at the level not less than 2.25:1.0
*EBITDA calculated as operating profit increased by the amortization and depreciation expenses.
As at the balance sheet date the Company met these covenants with comfortable margin.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

19.	Long-term liabilities (cont.)
c.	Finance lease

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

The timing and values of lease payments are presented below.
The future value payments under finance leases as at December 31, 2003 include future indexing of minimal lease payments.

	As at December 31, 2003

	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	30,376	18,839	11,537	15,136	(3,599)
Later than 1 year and not later than 5 years	130,894	86,273	44,621	49,512	(4,891)
Later than 5 years	208,631	64,352	144,279	105,617	38,662

	369,901	169,464	200,437	170,265	30,172

	As at December 31, 2002

	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	30,956	16,584	14,372	18,070	(3,698)
Later than 1 year and not later than 5 years	133,388	84,177	49,211	54,335	(5,124)
Later than 5 years	253,828	98,480	155,348	109,710	45,638

	418,172	199,241	218,931	182,115	36,816

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

19.	Long-term liabilities (cont.)
d.	License fee payables

The fees for the Company’s UMTS license was denominated in EUR and payable in installments. These deferred payments have been discounted at 12.06% for short-term and 12.11% for long-term installments of the UMTS license, which approximated the Company’s borrowing rate for EUR as at the date of acquisition of the license. As at December 31, 2003 the value of the UMTS license liability amounted to PLN 577 million. The value was calculated as discounted future payments at current market interest rates. As at that date there was no GSM 900 or GSM 1800 license liability outstanding.

The maturity of license fee payable as at December 31, 2003 was as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Between 2 and 5 years	60,000	41,772	197,040
Over 5 years	330,000	80,525	379,835

	390,000	122,297	576,875

The maturity of license fee payable as at December 31, 2002 was as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Between 2 and 5 years	45,000	29,477	118,502
Over 5 years	345,000	79,610	320,048

	390,000	109,087	438,550

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

20.	Accruals and Provisions for liabilities and charges

	As at December 31, 2003	As at December 31, 2002

Accruals	220,595	185,569

Provisions for liabilities and charges
Provision for loyalty program
Opening balance	21,740	20,652
Increase	26,042	13,498
Decrease	(21,123)	(12,410)

Closing balance	26,659	21,740
Provisions for dismantlement and restoration costs (see Note 3.4, 3.13, 14)	59,629	—
Other provisions for liabilities and charges	5,664	—

	91,952	21,740

The balance of accruals includes mainly operating costs not invoiced and employee bonuses.
The provision for dismantling and restoration costs results from the change of estimation made by the Company in year 2003 (see Note 3.4).
21.	Capital

	As at December 31, 2003	As at December 31, 2002

Allotted, called-up and fully paid:
471,000 ordinary shares of PLN 1,000 each	471,000	471,000
Additional paid-in capital	409,754	409,754

	880,754	880,754

As at December 31, 2003 Company’s shareholder structure was as follows:

	Number of shares	Number of votes	Nominal value of shares	Percentage of share capital

Elektrim Telekomunikacja Sp. z o.o.	226,079	226,079	226,079	47.9998%
T – Mobile Deutschland GmbH	105,975	105,975	105,975	22.5%
MediaOne International B.V.	105,975	105,975	105,975	22.5%
Polpager Sp. z o.o.	18,840	18,840	18,840	4.0%
Carcom Warszawa Sp. z o.o.	8,949	8,949	8,949	1.9%
Elektrim Autoinvest S.A.	5,181	5,181	5,181	1.1%
Elektrim S.A.	1	1	1	0.0002%

	471,000	471,000	471,000	100%

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

22.	Related party transactions
The below transactions consist primarily of roaming services rendered and received as well as consulting expenses.
Management believes that related party transactions were conducted primarily on market terms.

	As at and for the year ended December 31, 2003	As at and for the year ended December 31, 2002	As at and for the year ended December 31, 2001

Elektrim S.A.

Inter-company receivables	9	—	93
Inter-company payables and accruals	34	25	23
Inter-company sales	120	310	741
Inter-company purchases	231	242	272

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	8	—	—
Inter-company payables and accruals	518	368	—
Inter-company sales	94	161	38
Inter-company purchases	1,970	2,039	—

T-Mobile Deutschland GmbH, T-Mobile International AG (“T-Mobile”)

Inter-company receivables	3,922	1,332	521
Inter-company payables and accruals	5,770	6,447	2,897
Inter-company sales	27,556	23,809	24,365
Inter-company purchases	28,340	24,866	22,128

MediaOne International B.V. (“MediaOne”)

Inter-company purchases	—	—	278

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

23.	Derivative financial instruments

Type of derivative	Forward contracts	Note options	Currency options	CC swaps	Index swaps	Trade contract derivatives	Total

Balance as at January 1, 2003 asset/(liability)	(16,620)	127,029	—	(131,785)	(36,816)	46,652	(11,540)
Cash paid/(received) on realization	(17,970)	—	20,045	89,194	(5,314)	(7,171)	78,784
Changes in the fair value together with realization reported in the income statement	124,567	(3,722)	781	(10,718)	11,958	(2,874)	119,992
Changes in the fair value reported in shareholders’ equity (hedge reserve)	(3,791)	—	—	118,464	—	—	114,673

Balance as at December 31, 2003 asset/(liability)	86,186	123,307	20,826	65,155	(30,172)	36,607	301,909

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.
Maturity of forward contracts is as follow:

	Currency	Notional value in currency	Carrying value asset/(liability)

Within 1 year	USD	184 million	(22,091)
Within 1 year	EUR	115 million	68,289
Between 1 and 2 years	EUR	60 million	39,988

			86,186

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call option is written back to the income statement immediately. Any reduced interest payments resulting from the redemption of the relevant Notes are recognized as they accrue.

Call option value will be written down in line with planned bonds buy-backs and refinancing.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

23.	Derivative financial instruments (cont.)

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty will provide for a 5 percent withholding tax on interest payments whereas previously no tax was due. The Republic of Poland has requested an exemption period to the European Union (“EU”) Directive 2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between associated companies of different member states providing for no withholding taxes to be levied on interest payments between EU members from January 1, 2004. Should Poland be granted the exemption and should the Company be unable to identify reasonable measures to avoid payment of the withholding tax, the Company may become entitled to redeem the 10 7/8% Notes and 11¼% Notes at face value plus accrued interests and therefore the Company’s Management may decide to execute this tax redemption option. No decision has been taken in this respect as at the date of the authorization of the consolidated financial statements.

In November 2003 the Company has purchased the currency options in order to reduce the risk arising from currency fluctuation. The premium paid represents the initial option value.

CC swaps are designated (except for the contract described below) as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

The following CC swaps have been entered into by the Company:

Issuance date	Notional in currency	Notional in PLN	PTC pays	PTC receives	Maturity date

April 4, 2001	EUR 60 million	217,140	PLN 15.20%	EUR 11 ¼ %	December 1, 2007
May 21, 2001	EUR 90 million	314,640	PLN 15.26%	EUR 11 ¼ %	December 1, 2007
May 23, 2001	EUR 100 million	344,890	PLN 13.96%	EUR 10 7/8%	May 1, 2007
December 10, 2001	EUR 50 million	181,700	PLN 12.69%	EUR 10 7/8%	May 1, 2007
December 10, 2001	EUR 75 million	271,650	PLN 13.56%	EUR 11 ¼ %	December 1, 2007

The timing of cash flows related to CC swaps is the same as for Notes interest obligation.

As presented in Note 5a, in November 2003 the Company changed its Notes refinancing plans and effectively shortened the term of coupon payments exposure. As a result the maturity of some outstanding CC swap cash flows would exceed the planned date of Notes refinancing. In order to match those CC swap cash flows with the new refinancing plan the Company restructured outstanding CC swaps. The USD CC swaps were terminated resulting in PLN 24,522 of the cumulative losses which were previously reported directly in equity being reclassified, because the forecasted transaction is no longer expected to occur.

In respect to EUR CC swaps, cash flows due after Notes refinancing would hedge other exposure than coupon payments namely EUR borrowings used for refinancing of part of EUR denominated Notes. The Company discontinued hedge accounting in relation to part of the coupon payments on EUR denominated Notes that are no longer expected to occur (see Notes 5a). As at December 31, 2003 PLN 55,115 thousand previously recognized in equity has been reported as financial income in the income statement for 2003, because the forecasted transaction is no longer expected to occur.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

23.	Derivative financial instruments (cont.)

The market value of CC swaps related to the 10 ¾% Notes redeemed in June 2003 amounted to a liability of PLN 28,750 and was written off to income in June 2003 at the date of the Notes redemption. In relation to the remaining fixed USD cash flows due to the Company from the counterparty between January 2004 and July 2005 the Company does not apply hedge accounting. The change in fair value of those hedges was taken to income and classified as a forward in assets after the last 10 ¾% Note coupon was paid. In November 2003 this transaction was terminated resulting in PLN 24,271 of finance cost being reclassification of the cumulative losses which were previously reported directly in equity, because the forecasted transaction is no longer expected to occur.

24.	Financial commitments
a.	Operating leases (not included in liabilities)
In 2003 the Company entered into the operating lease agreements for cars fleet management. The minimum annual rentals payable on this agreements are as follows:

As at December 31, 2003

Not later than 1 year	6,714
Later than 1 year and not later than 5 years	20,593

27,307

The minimum annual rentals payable on operating leases (both cancelable and non-cancelable) are as follows:

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001
Not later than 1 year	113,250	112,563	118,654
Later than 1 year and not later than 5 years	351,047	354,935	361,141
Later than 5 years	173,845	210,353	257,698

	638,142	677,851	737,493

Unlimited agreements (yearly)	23,147	20,884	22,610

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

24.	Financial commitments (cont.)
a.	Operating leases (not included in liabilities) (cont.)
Assets under operating leases include primarily network sites, office space, retail outlets and warehouses.
b.	Capital equipment commitments (not included in liabilities)

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Authorized and contracted	127,839	166,982	393,841
Authorized and not contracted	812,511	574,057	709,780

	940,350	741,039	1,103,621

25.	Dividend restriction

The Company's statutory financial statements are prepared in accordance with PAS. Dividends may only be distributed from the net profit reported in the unconsolidated Polish annual statutory financial statements.

As at December 31, 2003 the Company was in compliance with all covenants necessary to allow payment of dividends.
As at the day of authorization of the consolidated financial statements the Company’s Shareholders’ Meeting has not made a decision regarding 2003 profit distribution.
26.	Supplementary cash flow information
Cash and cash equivalents consist of cash on hand, balances deposited with banks and short- term, highly liquid investments.

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Balances deposited with banks:
Current accounts	14,612	13,127	10,416
Term deposits with original maturity of less than 90 days	3,551	40,482	25,609
Social fund cash	2,533	620	301
Cash on hand	184	183	185

Cash and cash equivalents	20,880	54,412	36,511
Bank overdraft	(25,979)	(12)	—

Cash and cash equivalents including overdrafts	(5,099)	54,400	36,511

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

27.	Employment

	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Headcount at the year end	3,803	3,702	3,684

28.	Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at December 31, 2003 and 2002, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at December 31, 2003		As at December 31, 2002

	million PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash and cash equivalents	21	21	54	54
Short-term investments and other financial assets	111	111	12	12
Debtors and accrued revenue	713	713	600	600
Financial assets (long-term)	248	248	171	171

Financial Liabilities
Current liabilities and accruals	599	593	645	645
Long-term liabilities	3,749	4,356	4,531	4,758

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

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

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

Reconciliation of consolidated net income:

		Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Net income under IFRS		653,922	346,476	427,221
US GAAP adjustments:
(a)	Removal of foreign exchange differences capitalized for IFRS	(91,766)	(109,601)	107,075
(b)	Depreciation and amortization of foreign exchange differences	9,738	9,528	9,268
(c)	Revenue recognition	(96)	(45)	1,151
	(SAB 101/EITF 00-21)
(d)	SFAS 133/IAS 39	(5,682)	(62,217)	(28,072)
(f)	Asset retirement obligations	24,285	—	—
(g)	Reclassification of CC swaps	(8,673)	—	—
(h)	Deferred tax on above	8,732	25,821	(8,367)

Net income under US GAAP before cumulative effect of changes in accounting principles		590,460	209,962	508,276
Changes in accounting principles adjustments:
(d)	SFAS 133/IAS 39 implementation	—	—	(35,158)
(e)	Transaction costs	—	—	7,220
(f)	SFAS 143 cumulative effect	(24,285)	—	—
(h)	Deferred tax on above	4,614	—	6,470

Net income under US GAAP		570,789	209,962	486,808

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

29.	Differences between IFRS and US GAAP (cont.)
Reconciliation of comprehensive income:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001

Net income under US GAAP	570,789	209,962	486,808

Other comprehensive gain/(loss) (Hedge Reserve)	86,800	4,408	(96,955)
Effect of subsidiary closing (see Note 2)	(2,605)	—	—

Total comprehensive income under US GAAP after subsidiary closing	654,984	214,370	389,853

Reconciliation of consolidated shareholders’ equity:
	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Consolidated shareholders’ equity under IFRS	2,087,231	1,352,527	995,745

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(193,356)	(101,590)	8,011
(b) Depreciation and amortization on above	51,499	41,761	32,233
(c) Revenue recognition	(579)	(483)	(438)
(SAB 101/EITF 00-21)
(d) SFAS 133/IAS 39	(95,971)	(90,289)	(56,869)
(f) Asset retirement obligations	24,285	—	—
(g) Reclassification of CC swaps	(8,673)	—	—
(h) Deferred tax on above	26,631	17,899	(1,299)
(j) Hedge reserve	(2,485)	(5,898)	—

Consolidated shareholders’ equity under US GAAP before cumulative effect of changes in accounting principles	1,888,582	1,213,927	977,383

Changes in accounting principles adjustments:
(d) SFAS 133/IAS 39 implementation	—	—	28,797
(f) SFAS 143	(24,285)	—	—
(h) Deferred tax on above	4,614	—	(6,623)

Consolidated shareholders’ equity under US GAAP	1,868,911	1,213,927	999,557

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

29.	Differences between IFRS and US GAAP (cont.)
a.	Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses and hedging gains and losses, into assets under construction.

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

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchange differences and hedging gains and losses in the Company’s IFRS consolidated financial statements. Since under US GAAP these foreign exchange differences and hedging gains and losses are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.	Revenue recognition (SAB 101/EITF 00-21)
Under IFRS the Company continues the revenue recognition policy applied to prior periods for multi element arrangements.

Under US GAAP, the Company implemented for the arrangements entered into on or after July 1, 2003 principles of EITF 00-21. EITF 00-21 gives detailed interpretation relating to revenue recognition and addresses certain aspects of the accounting of the elements of the multiple-deliverable arrangements as separate units of accounting.

As a result of implementation of EITF 00-21 the Company has identified multiple element arrangements as it pertains to the sale of handsets and the delivery of service. The effect in the income and expenses for the arrangements entered in the period from July 1, 2003 till December 31, 2003 that are deferred and recognized ratably over the average expected life of the customer under IFRS are immediately recognized in income statement account under US GAAP. Total revenues of PLN 58,646 and related costs of PLN 58,646 have thus been recorded for US GAAP.

The arrangements entered into before July 1, 2003 are settled under SAB 101 till termination.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

29.	Differences between IFRS and US GAAP (cont.)
d.	SFAS 133

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

The Company separates call options from long-term Notes’ host contract and accounts for as derivatives under IAS 39, while they are not recognized as embedded derivatives for US GAAP purposes.

The accounting change principles under US GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments a portion (or the entire amount) of the cumulative effect should be classified to other comprehensive income (hedge reserve), a component of shareholders’ equity.

e.	Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under US GAAP these costs should be presented as deferred costs in the amount of PLN 60,524 as at December 31, 2003, PLN 71,258 as at December 31, 2002 and PLN 83,645 as at December 31, 2001.

f.	SFAS No. 143

On January 1, 2003 the Company adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Upon adoption, the Company recorded the fair value of the liabilities for asset retirement obligations and increased the carrying amount of the associated long-lived asset. The liability is being accreted to its present value each period through charges to operating expense. The capitalized asset retirement cost is being depreciated over the shorter of the related asset’s useful life or the period to the expected settlement of the retirement obligation. As a result, the Company recorded an expense of PLN 19,671, representing a cumulative effect of the adoption of SFAS No. 143, net of taxes of PLN 4,614. Pro-forma effects for the year ended December 31, 2002 and 2001 assuming SFAS No. 143 was effective as of January 1, 2001, were not material to the liabilities, net income or per share amounts in accordance with US GAAP.

The Company has asset retirement obligations relating primarily to equipment and other leashold improvements installed in leased network sites. Those leases generally contain provisions that require the Company to restore the sites to their original condition at the end of the lease term.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

29.      Differences between IFRS and US GAAP (cont.)

f.           SFAS No. 143 (cont.)

The development of the liability for asset retirement obligations for the year ended December 31, 2003 is presented below:

Cumulative effect change in adoption of accounting principle on liability as at January 1, 2003:	54,011
Accretion expense	4,075
New assets retirement obligations incurred	1,543

Liability for asset retirement obligations as at December 31, 2003	59,629

g.          Reclassification of CC swaps

Under IFRS the Company discontinued hedge accounting and recognized in the income statement for 2003 PLN 55,115 of gains previously recognized in equity (see Notes 2, 5a and 23). Under US GAAP the cumulative gains at the amount of PLN 8,673 resulting from the hedge accounting discontinuance have been retained as hedge reserve pending completion of forecasted replacement financing cash-flows.

h.          Deferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at December 31, 2003 the Company recognized PLN 99,930 of net current deferred tax asset (PLN 234,320 as at December 31, 2002 and PLN 210,978 as at December 31, 2001) and PLN 360,896 of net long-term deferred tax liability (PLN 484,592 as at December 31, 2002 and PLN 271,021 as at December 31, 2001).

Under IFRS changes in the fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments different compared to corporate income tax rates for the periods.

i.            Extraordinary item

In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IFRS it is presented under amortization expense.

j.            Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
for the years ended December 31, 2003, December 31, 2002 and December 31, 2001
(in thousands of PLN)

29.      Differences between IFRS and US GAAP (cont.)

k.          SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax. Under IFRS the Company presents the overdraft facility in cash and cash equivalents in consolidated statements of cash flows (see Note 3.20) while under US GAAP the overdraft facility should be presented under financing activity.

l.            New accounting standards

The implementation of the Statements No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction”, No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” and FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” from January 1, 2003 has not caused material changes to the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities” (VIEs). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (“SPEs”). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (that is, the enterprise that has the most exposure to the economic risks and potential rewards from changes in the values of the VIE’s assets and liabilities). The Company has adopted the Interpretation’s disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003 with transitional provisions for VIEs that existed prior to that date. On December 24, 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”) to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. The Company adopted the provisions of FIN 46R to SPEs as at December 31, 2003, and plans to adopt the modified provisions of FIN 46R to all entities that are not SPE as at March 31, 2004. The determination of expected losses and expected residual returns is complex and requires the development of cash flow models. As described in Note 19c, the Company has a single finance lease agreement with Office Park Ltd. The lessor has been considered as a SPE due to single finance lease agreement, however the Company applies lease accounting to this arrangement and the related assets and liabilities are already reflected in the Company’s consolidated financial statements. The Company is also reviewing certain dealers contracts to decide if they are VIE. The process of determination of potential VIE has not been finalized yet due to complexity of the analysis.

The Company implemented EITF 00-21 for arrangements entered into on or after July 1, 2003 (see Note 29c).

THIS PAGE INTENTIONALLY LEFT BLANK

Virgin Mobile Telecoms Limited

Report and Financial Statements

31 December 2003 (Unaudited)

Virgin Mobile Telecoms Limited

Report and financial statements 2003

Virgin Mobile Telecoms Limited

Directors' report

The directors present their annual report and the financial statements for the year ended 31 December 2003.

Principal activities

The principal activities of the group comprise of the sale of mobile phone handsets (both direct to end customers and to retailers) and the provision of mobile telecommunication services.

Business review and results

The turnover and profit for the financial year were £458,281,000 (2002 – £287,720,000) and £89,890,000 (2002 – £1,996,000) respectively. Details of the group's financial position as at 31 December 2003 are given in the group's Consolidated Balance Sheet.

No equity dividends were paid or proposed. A preference dividend of £9,011 (2002 – £9,011) per share totalling £2,703,300 (2002 – £2,703,300) has been calculated on the issue price of the 300 cumulative redeemable preference shares at the rate of 9% per annum. Interest on late payment of cumulative dividends of £1,852,000 (2002 – £1,235,000) is calculated at 11% above the Natwest lending rate and is included in the finance costs of non-equity shares. An indication of future developments of the business is given in the Chairman's Statement.

Financial position

As at 31 December 2003 the group had net liabilities of £69,863,000 (2002 – £159,753,000). The group is currently being financed by its previous shareholder, T-Mobile (see notes 25 and 26 to the financial statements), and the Virgin Group (see notes 25 and 26 to the financial statements). On 18 May 2004 the group repaid in full the syndicated bank loan (see note 16 to the financial statements). During 2003 the group repaid £25,588,000 of the syndicated bank loan and £69,412,000 was outstanding as at 31 December 2003. Following a renegotiation of the group's loans in January 2004 the T-Mobile loan is repayable in eight quarterly instalments commencing 31 March 2006, although this may be repaid earlier if the Virgin Group loan is repaid earlier than the T-Mobile repayment instalments are due. The Virgin Group loan is repayable upon demand, but the Virgin Group have indicated that they will not demand repayment of this loan during the next twelve months such that the group will not be able to meet its liabilities as they fall due.

Directors

The directors who served during the year were as follows:

Sir Richard C.N. Branson	(Chairman – appointed as Chairman by rotation on 9 August 2003)
Julia S Chain	(resigned on 29 January 2004)
Thomas Dannenfeldt	(appointed on 30 June 2003; resigned on 29 January 2004)
Harris Jones	(Chairman – resigned as director and Chairman on 30 June 2003)
Brian J McBride	(Chairman – appointed as director and Chairman on 30 June 2003; resigned as Chairman by rotation on 9 August 2003; resigned as director on 29 January 2004)
Gordon D McCallum
Andrew R Peters	(resigned on 30 June 2003)
Robert W Samuelson
William E Whitehorn	(alternate director to Richard Branson)

Details of directors' share interests are given in Note 7 to the accounts.

Supplier payment policy

The company's policy, which is also applied by the group, is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment.

Virgin Mobile Telecoms Limited

Directors' report

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

Auditors

On 1 August 2003, Deloitte & Touche transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The company's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP under the provisions of section 26(5) of the Companies Act 1989. The members of the Company have passed elective resolutions in accordance with Sections 366A, 252 and 386 of the Companies Act 1985 dispensing with the previous statutory requirements of holding annual general meetings, laying accounts before the company in general meetings and re-appointing auditors annually.

Approved by the Board of Directors
and signed on behalf of the Board

Peter Gram
Company Secretary

120 Campden Hill Road
London
W8 7AR
England

11 June 2004

Virgin Mobile Telecoms Limited

Statement of directors' responsibilities

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

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Virgin Mobile Telecoms Limited

Consolidated profit and loss account
Year ended 31 December 2003

	Note	2003 £'000	2002 £'000

Turnover before exceptional item		442,039	287,720
Exceptional turnover	4	16,242	—
Turnover	2	458,281	287,720
Cost of sales		(238,403)	(175,682)
Gross profit		219,878	112,038
Administrative expenses before exceptional item		(128,963)	—
Exceptional operating costs	4	(23,575)	—
Administrative expenses		(152,538)	(107,202)
Operating profit before exceptional items		74,673	4,836
Exceptional items (net)	4	(7,333)	—
Operating profit		67,340	4,836
Finance charges (net)	3	(10,629)	(11,841)
Profit (loss) on ordinary activities before taxation	5	56,711	(7,005)
Tax on loss on ordinary activities	8	33,179	9,001
Profit (loss) for the financial year		89,890	1,996
Finance costs of non-equity shares		(4,555)	(3,938)
Retained profit/(loss) for the year		85,335	(1,942)

All amounts derive from continuing operations.

There were no other recognised gains and losses in either year.

Virgin Mobile Telecoms Limited

Consolidated balance sheet
31 December 2003

	Note	2003 £'000	2002 £'000
Fixed assets
Tangible assets	10	28,730	24,828
Current assets
Stocks	12	6,567	5,671
Debtors	13	70,570	43,705
Deferred tax asset	13	42,180	9,001
Cash at bank and in hand		46,599	13,110
		165,916	71,487
Creditors: amounts falling due within one year	14	(263,250)	(112,924)
Net current liabilities		(97,334)	(41,437)
Total assets less current liabilities		(68,604)	(16,609)
Creditors: amounts falling due after more than one year	15	(1,259)	(143,144)
Net liabilities		(69,863)	(159,753)
Capital and reserves
Called up share capital	17	19	19
Share premium account	18	30,036	30,036
Profit and loss account	18	(99,918)	(189,808)
Accumulated deficit	19	(69,863)	(159,753)
Accumulated deficit may be analysed as:
Equity interests		(115,530)	(200,865)
Non-equity interests		45,667	41,112
		(69,863)	(159,753)

These financial statements were approved by the Board of Directors on 11 June 2004 and signed on its behalf by:

Gordon D. McCallum
Director

Virgin Mobile Telecoms Limited

Company balance sheet
31 December 2003

	Note	2003 £'000	2002 £'000
Fixed assets
Tangible assets	10	28,644	23,735
Investments	11	—	—
		28,644	23,735
Current assets
Stocks	12	6,567	5,671
Debtors	13	75,703	49,399
Deferred tax asset	13	40,390	8,852
Cash at bank and in hand		46,598	13,109
		169,258	77,031
Creditors: amounts falling due within one year	14	(263,101)	(112,778)
Net current liabilities		(93,843)	(35,747)
Total assets less current liabilities		(65,199)	(12,012)
Creditors: amounts falling due after more than one year	15	(53)	(141,729)
Net liabilities		(65,252)	(153,741)
Capital and reserves
Called up share capital	17	19	19
Share premium account	18	30,036	30,036
Profit and loss account	18	(95,307)	(183,796)
Accumulated deficit		(65,252)	(153,741)
Accumulated deficit may be analysed as:
Equity interests		(110,919)	(194,853)
Non-equity interests		45,667	41,112
		(65,252)	(153,741)

These financial statements were approved by the Board of Directors on 11 June 2004 and signed on its behalf by:

Gordon D. McCallum
Director

Virgin Mobile Telecoms Limited

Consolidated cash flow statement
Year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Net cash inflow from operating activities	20	82,812	34,712
Returns on investments and servicing of finance	21	(4,291)	(7,746)
Capital expenditure and financial investment	21	(19,211)	(18,315)
Cash inflow before financing		59,310	8,651
Financing	21	(25,821)	(5,255)
Increase in cash in the year	22	33,489	3,396

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

1.	Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted, all of which have been applied consistently throughout the current and prior year, are described below.

Basis of preparation

The financial statements are prepared under the historical cost convention.

The group has considered the implication of adopting Financial Reporting Standard 5 "Reporting the Substance of Transactions", Application Note G "Revenue Recognition" for the first time in the year ending 31 December 2003. The group has determined that Application Note G does not have a material impact on its financial results and has continued to adopt the accounting policies as set out below.

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

Handset, and other equipment, revenue is recognised based on the amounts receivable at the date of sale. Airtime turnover derived from customers is recognised based on the usage of the network in the period. Prepaid airtime sales are deferred until the customer uses the stored value.

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

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

1.	Accounting policies (Continued)

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

Leases

Assets obtained under hire purchase contracts or finance leases are capitalised in the balance sheet. Those held under hire purchase contracts are depreciated over their useful economic lives. Those held under finance leases are depreciated over their estimated useful lives or the leases' term, whichever is shorter.

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

Finance costs

Finance costs of debt and non-equity shares are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount. Where the finance costs for non-equity shares are not equal to the dividends on these instruments, the difference is also accounted for in the profit and loss account as an appropriation of profits. The finance cost charged in the period for non-equity shares is written back through the profit and loss reserve if the company is unable to pay the dividend.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

1.	Accounting policies (Continued)

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

For a forward contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currencies or similar currencies as the hedged item and must also reduce the risk of foreign exchange movements on the group's operations. Gains and losses arising on these contracts are only recognised in the profit and loss account when the hedged transaction itself has been reflected in the group's accounts.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

2.	Segmental information

The group's operations and markets are located within the United Kingdom and form a segment with two types of product;, service and equipment.

3.	Finance charges (net)

	2003 £'000	2002 £'000
Bank loans and overdrafts	(5,969)	(6,944)
Finance lease interest	(16)	(57)
Interest payable to related companies	(5,566)	(5,362)
Interest payable and similar charges	(11,551)	(12,363)
Interest receivable and similar income	922	522
	(10,629)	(11,841)

4.	Exceptional operating items

	2003 £'000	2002 £'000
Revenue for previously withheld marketing support contributions	16,242	—
Long term bonus	(23,575)	—
	(7,333)	—

At the end of 2002, T-Mobile were withholding certain amounts for marketing support contributions. As a result of the settlement of various disputes involving Virgin Mobile, T-Mobile and certain

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

4.	Exceptional operating items (Continued)

Virgin Group companies, Virgin Mobile was entitled to receive certain amounts for previously withheld marketing support contributions that would be determined following future proceedings. The amount has now been determined with certainty and £16,242,000 has been recognised as turnover in the results for the year ended 31 December 2003 for disputed marketing support contributions for the periods ended prior to 31 December 2002 and the year 31 December 2003.

The expense for £23,575,000 relates to the implementation of the long term bonus paid to selected employees as a reward for growing the business in the period from launch to 31 December 2003.

5.	Profit (loss) on ordinary activities before taxation

Profit (loss) on ordinary activities before taxation is stated after charging:

	2003 £'000	2002 £'000
Depreciation and amounts written off tangible fixed assets
– Owned assets	12,997	11,071
– Leased assets	322	215
Operating lease rentals
– Leasehold property	1,187	1,179
Auditors' remuneration for audit services	168	151

Amounts payable to the auditors by the company and its subsidiary undertaking in respect of non-audit services were £160,000 (2002 – £491,000).

6.	Staff costs

The average monthly number of employees (including executive directors) was:

	2003 No.		2002 No.
Distribution		112		43
Marketing		49		45
Administration		1,133		1,039
		1,294		1,127
Their aggregate remuneration comprised:
	£	'000	£	'000
Wages and salaries		56,508		27,921
Social security costs		3,006		2,432
Other pension costs (see note 24)		955		776
		60,469		31,129

Included in the above for the year ended 31 December 2003 is an exceptional operating expense of £23,575,000 (2002 – £nil) relating to the implementation of the long term bonus paid to selected employees as a reward for growing the business in the period from launch to 31 December 2003 (see note 4).

7.	Directors' remuneration, interests and transactions

Aggregate remuneration

Virgin Management Limited and T-Mobile each provide three directors of the company and receive a £45,000 (2002 – £45,000) consultancy fee for these executive services. The total amount of directors' remuneration and other benefits were £90,000 (2002 – £90,000).

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

7.	Directors' remuneration, interests and transactions (Continued)

Directors' interests

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

8.	Tax on profit (loss) on ordinary activities

The tax credit comprises:

	2003 £'000	2002 £'000
Current tax
UK corporation tax	—	—
Total current tax	—	—
Deferred tax
Origination and reversal of timing differences	33,179	9,001
Total deferred tax (see note 13)	33,179	9,001
Total tax credit on profit (loss) on ordinary activities	33,179	9,001

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	2003 £'000	2002 £'000
Profit (loss) on ordinary activities before tax	56,711	(7,005)
Tax on profit (loss) on ordinary activities at standard UK corporation tax rate of 30% (2002 – 30%)	17,013	(2,102)
Effects of:
Expenses not deductible for tax purposes	231	158
Deprecation in excess of capital allowances	219	3,346
Utilisation of brought forward losses	(17,463)	(1,402)
	—	—

9.	Profit (loss) attributable to Virgin Mobile Telecoms Limited

The retained profit for the financial period dealt with in the accounts of the company, Virgin Mobile Telecoms Limited, was £83,934,000 (2002 – loss of £630,000). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the company.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

10.	Tangible fixed assets

Group	Leasehold improvements £'000	Fixtures and fittings £'000	Office equipment £'000	Computer systems £'000	Total £'000
Cost
At 1 January 2003	7,795	704	299	48,361	57,159
Additions	2	62	113	18,341	18,518
Transfer to current assets	—	—	—	(2,594)	(2,594)
At 31 December 2003	7,797	766	412	64,108	73,083
Accumulated depreciation
At 1 January 2003	6,578	651	262	24,840	32,331
Charge for the year	1,133	40	44	12,102	13,319
Transfer to current assets	—	—	—	(1,297)	(1,297)
At 31 December 2003	7,711	691	306	35,645	44,353
Net book value
At 31 December 2003	86	75	106	28,463	28,730
At 31 December 2002	1,217	53	37	23,521	24,828

Company	Leasehold improvements £'000	Fixtures and fittings £'000	Office equipment £'000	Computer systems £'000	Total £'000
Cost
At 1 January 2003	447	704	299	48,361	49,811
Additions	—	62	113	18,341	18,516
Transfer to current assets	—	—	—	(2,594)	(2,594)
At 31 December 2003	447	766	412	64,108	65,733
Accumulated depreciation
At 1 January 2003	323	651	262	24,840	26,076
Charge for the year	124	40	44	12,102	12,310
Transfer to current assets	—	—	—	(1,297)	(1,297)
At 31 December 2003	447	691	306	35,645	37,089
Net book value
At 31 December 2003	—	75	106	28,463	28,644
At 31 December 2002	124	53	37	23,521	23,735

Tangible fixed assets include computer equipment and office equipment at a cost of £663,000 (2002 – £644,000) and net book value of £19,000 (2002 – £322,000) in respect of assets held under a finance lease.

Computer systems for the group and company includes £5,119,000 (2002 – £15,314,000) of assets in the course of construction.

£1,297,000 was transferred to current assets representing amounts owing from T-Mobile in respect of assets in the course of development.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

11.	Fixed asset investments

Subsidiary undertaking

Virgin Mobile Telecoms Limited has a £2 investment representing a 100% holding in Bluebottle Call Limited, a subsidiary undertaking, the principal business of which is property investment. Bluebottle Call Limited is incorporated in Great Britain.

12.	Stocks

	Group		Company
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Finished goods held for resale	6,567	5,671	6,567	5,671

13.	Debtors

	Group		Company
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Trade debtors	33,898	27,542	33,898	27,542
Amounts owed by other related companies (see note 25)	33,619	13,019	33,619	13,019
Amounts owed by subsidiary undertaking	—	—	6,154	6,689
Prepayments and accrued income	3,053	3,144	2,032	2,149
	70,570	43,705	75,703	49,399
Deferred tax asset	42,180	9,001	40,390	8,852

A group deferred tax asset of £42,180,000 has been recognised at 31 December 2003 (2002 – £9,001,000). Detailed group budgets indicate that taxable profits will arise in the future. Based on these budgets the directors consider that a deferred tax asset of £42,180,000 in respect of tax losses and tax allowances should be recognised. As at 31 December 2003 there was no deferred tax asset which was not recognised (31 December 2002 – a deferred tax asset of £49,908,000 was not recognised in respect of certain tax losses and tax allowances as there remained a high enough degree of uncertainty regarding the future for these assets not to be regarded as more likely than not to reverse at that time).

A company deferred tax asset of £40,390,000 has been recognised at 31 December 2003 (2002 - £8,852,000).

14.	Creditors: amounts falling due within one year

	Group		Company
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Bank loans	69,412	23,000	69,412	23,000
Obligations under finance lease contract	6	233	6	233
Trade creditors	10,114	21,203	10,114	21,203
Amounts owed to other related companies (see note 25)	78,105	1,842	78,105	1,842
Other taxation and social security	6,314	5,415	6,375	5,478
Other creditors	1,159	392	1,159	392
Accruals and deferred income	98,140	60,839	97,930	60,630
	263,250	112,924	263,101	112,778

During the year ending 31 December 2003 the company has repaid £25,588,000 of the syndicated loan facility. The company's arrangements regarding bank and shareholder loans have changed post year end (see note 26). The loan facility is secured on the share capital and assets of the group.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

15.	Creditors: amounts falling due after more than one year

	Group		Company
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Obligations under finance lease contract	13	—	13	—
Bank loans	—	72,000	—	72,000
Amounts owed to other related companies (see note 25)	—	69,676	—	69,676
Accruals and deferred income	1,246	1,468	40	53
	1,259	143,144	53	141,729

The net finance lease obligations to which the group and company are committed and which are secured on the related assets are:

	Group and Company
	2003 £'000	2002 £'000
In one year or less	6	233
Between one and two years	13	—
	19	233

16.	Derivatives and other financial instruments

Set out below is an explanation of the role financial instruments have had during the period in creating or changing the risks the group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The company has established treasury policies which are reviewed annually by the Board or Audit committee to ensure they remain relevant to rapid business change.

The major financial risks faced by the group are exchange rate, and interest rate exposure and liquidity risks. These are outlined below:

Foreign currency risk

About one-third of the handset purchases made by the company are from suppliers in continental Europe. These purchases are invoiced in Euros. The company's policy is to eliminate some currency exposure on purchases at the time of purchase through forward currency contracts. All other purchases are denominated in sterling.

Interest rate risk

The company has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its syndicated loan facility. The company's policy is to keep between 50 per cent and 75 percent of the syndicated loan borrowing at fixed rates of interest. At the year-end, 58 per cent of the syndicated loan was at fixed rates after taking account of interest rate swaps.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 "Derivatives and other financial instruments: Disclosures" ("FRS 13"). For this purpose non-equity shares issued by the company are dealt with in the disclosures in the same way as the group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

16.	Derivatives and other financial instruments (Continued)

As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Liquidity risk

The company's overall objective is to ensure that it is, at all times, able to meet its financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counterparties, within authorised limits, with the aim of maintaining short term liquidity while maximising yield.

Interest rate profile

The group has no financial assets other than cash at bank.

After taking into account interest rate swaps, the interest rate profile of the group's financial liabilities at 31 December 2003 was as follows:

	2003
Currency	Total £'000	Floating rate £'000	Fixed rate £'000
Sterling
– Borrowings	144,673	104,654	40,019
– Non-equity shares	30,050	—	30,050
Total	174,723	104,654	70,069

The profile at 31 December 2002 for comparison purposes was as follows:

	2002
Currency	Total £'000	Floating rate £'000	Fixed rate £'000
Sterling
– Borrowings	164,909	89,676	75,233
– Non-equity shares	30,050	—	30,050
Total	194,959	89,676	105,283

Further analysis of the interest rate profile at 31 December 2003 and at 31 December 2002 is as follows:

	2003 Fixed rate
Currency	Weighted average interest rate (%)	Weighted average period for which rate is fixed Years
Sterling
– Borrowings	7.0	0.3

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

16.	Derivatives and other financial instruments (Continued)

	2003 Fixed rate
Currency	Weighted average interest rate (%)	Weighted average period for which rate is fixed Years
Sterling
– Borrowings	7.4	1.0

Cumulative redeemable preference share dividends accrue on the non-equity shares at the rate of 9% per annum. Dividend interest on late payment is charged at 11% above the Natwest lending rate. As there is no defined maturity date, the non-equity shares have been excluded from the weighted average analysis.

The interest rate on the floating rate shareholder loans is at 4% above the three-month LIBOR rate. The interest rate on the floating rate element of the facility loan is linked to the LIBOR for a comparable period to that of the remaining term of the facility.

Currency exposures

As at 31 December 2003, after taking into account the effects of forward foreign exchange contracts the company had no currency exposures (2002 – £nil).

Maturity of financial liabilities

The maturity profile of the group's financial liabilities at 31 December 2003 was as follows:

	Non-equity shares £'000	Borrowings £'000	Total £'000
In one year or less (see note 26)	—	144,673	144,673
In more than one year but not more than two years	—	—	—
In more than two years but not more than five years	—	—	—
In more than five years	30,050	—	30,050
Total	30,050	144,673	174,723

The profile at 31 December 2002 for comparison purposes was as follows:

	Non-equity shares £'000	Borrowings £'000	Total £'000
In one year or less	—	23,233	23,233
In more than one year but not more than two years	—	46,000	46,000
In more than two years but not more than five years	—	95,676	95,676
In more than five years	30,050	—	30,050
Total	30,050	164,909	194,959

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

16.	Derivatives and other financial instruments (Continued)

Borrowing facilities

The group had undrawn committed borrowing facilities at 31 December 2003 and 31 December 2002 in respect of which all conditions precedent had been met, as follows:

	2003 £'000	2002 £'000
Expiring in one year or less	—	—
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	10,000	15,000
Total	10,000	15,000

Fair values

Set out below is a comparison by category of book values and fair values of the group's financial liabilities at 31 December 2003 and 31 December 2002.

	2003		2002
	Book value £'000	Fair value £'000	Book value £'000	Fair value £'000
Primary financial instruments held or issued to finance the group's operations
Short term financial liabilities and current portion of long term borrowings	144,660	146,582	23,233	23,751
Long term borrowings	30,063	30,063	72,000	75,738
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	168	331	375	1,778
Forward foreign exchange contracts	—	—	—	(165)

The fair value of the interest rate swaps and forward foreign exchange contracts have been determined by reference to prices available from the markets on which the instrument involved is traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

The group believes that the fair value of the shareholder loans (see note 25) and the cumulative redeemable preference shares approximate their book value. As at 31 December 2002, the fair value of the shareholder loans and the cumulative redeemable preference shares were not presented as they were not publicly traded and the timing and nature of repayments were uncertain.

Gains and losses on hedges

The group enters into forward foreign currency contracts to eliminate some of the currency exposures that arise on purchases denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

16.	Derivatives and other financial instruments (Continued)

An analysis of these unrecognised gains and losses is as follows:

	2003
	Gains £'000	Losses £'000	Net £'000
Unrecognised gains and losses on hedges at 1 January 2003	165	1,403	1,238
Gains and losses arising in previous years that were recognised in 2003	(165)	(1,328)	(1,163)
Gains and losses arising before 1 January that were not recognised in 2003	—	75	75
Gains and losses arising in 2003 that were not recognised in 2003	—	88	88
Unrecognised gains and losses on hedges at 31 December 2003	—	163	163
Of which:
Gains and losses expected to be recognised in 2004	—	163	163
Gains and losses expected to be recognised in 2005 or later	—	—	—

An analysis of these unrecognised gains and losses in 2002 is as follows:

	2002
	Gains £'000	Losses £'000	Net £'000
Unrecognised gains and losses on hedges at 1 January 2002	287	1,313	1,026
Gains and losses arising in previous years that were recognised in 2002	(287)	(1,116)	(829)
Gains and losses arising before 1 January that were not recognised in 2002	—	197	197
Gains and losses arising in 2002 that were not recognised in 2002	165	1,206	1,041
Unrecognised gains and losses on hedges at 31 December 2002	165	1,403	1,238
Of which:
Gains and losses expected to be recognised in 2003	165	1,251	1,086
Gains and losses expected to be recognised in 2004 or later	—	152	152

17.	Called up share capital

	2003 £	2002 £
Authorised:
10,000 'D' ordinary shares of £0.01 each	100	100
475,000 non-voting preference 'B' shares of £0.01 each	4,750	4,750
30,000 'E' shares of £0.02 each	600	600
500,000,000 cumulative redeemable preference shares of £0.01 each	5,000,000	5,000,000
485,000 preference voting 'A' shares of £0.02 each	9,700	9,700
475,000 zero dividend voting 'C' shares of £0.01 each	4,750	4,750
	5,019,900	5,019,900
Called up, allotted and fully paid
10,000 'D' ordinary shares of £0.01 each	100	100
475,000 non-voting preference 'B' shares of £0.01 each	4,750	4,750
13,500 'E' shares of £0.02 each	270	270
300 cumulative redeemable preference shares of £0.01 each	3	3
485,000 preference voting 'A' shares of £0.02 each	9,700	9,700
475,000 zero dividend voting 'C' shares of £0.01 each	4,750	4,750
	19,573	19,573

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

17.	Called up share capital (Continued)

The shareholders funds attributable to non-equity shares is the nominal value of the respective non-equity shares plus £45,653,000 (2002 – £41,098,000) attributable to the cumulative redeemable preference shares.

"D' Ordinary shares ("D' Shares")

'D' shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. Holders of 'D' shares together with 'B' shareholders are entitled to receive 50% of this preferred dividend. 'D' shareholders are also eligible to receive ordinary dividends. Holders of 'D' shares receive 1 vote per share. On a winding-up, 'D' shareholders together with 'B' shareholders are eligible to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Non-voting preference 'B' shares ("B' shares")

'B' shares are entitled to receive a preferred dividend being a portion of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. Holders of 'B' shares together with 'D' shareholders are entitled to receive 50% of this preferred dividend. 'B' shareholders are also eligible to receive ordinary dividends. Holders of 'B' shares have no voting rights. On a winding-up, 'B' shareholders together with 'D' shareholders are entitled to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

'E' shares

'E' shares are only entitled to receive ordinary dividends (after cumulative redeemable preference share dividends and preferred dividends to 'A', 'B' and 'D' shareholders) at the earlier of 5 years after the date of issue of the shares and the date of realisation (being flotation, sale or a winding-up). After 5 years or realisation, 'E' shareholders are entitled to 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the 'A', 'B' and 'D' shareholders.

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

Preference voting 'A' shares (" 'A' shares")

'A' shares are entitled to receive a preferred dividend of 50% of the first £100 million to be distributed after payment of cumulative redeemable preference share dividends and any arrears of that dividend. 'A' shareholders are also eligible to receive ordinary dividends and receive 1 vote per share. Holders of 'A' shares have the right on a winding-up to receive, after payment to the cumulative redeemable preference shareholders, a 50% share in the first £100 million to be distributed together with an equal share of any remaining surplus assets.

Zero dividend voting 'C' shares (" 'C' shares")

'C' shareholders are not entitled to receive any dividend income but have 1 vote per share. On a winding-up, they are entitled to receive a share in the surplus assets after payment to the cumulative redeemable preference shareholders and the A', 'B' and 'D' shareholders.

See note 26 for changes to called up share capital since the balance sheet date.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

18.	Reserves

Group	Share premium account £'000	Profit and loss account £'000	Total £'000
At 1 January 2003	30,036	(189,808)	(159,772)
Retained profit for the year	—	85,335	85,335
Finance costs of non-equity shares	—	4,555	4,555
At 31 December 2003	30,036	(99,918)	(69,882)

Company	Share premium account £'000	Profit and loss account £'000	Total £'000
At 1 January 2003	30,036	(183,796)	(153,760)
Retained profit for the year	—	83,934	83,934
Finance costs of non-equity shares	—	4,555	4,555
At 31 December 2003	30,036	(95,307)	(65,271)

19.	Reconciliation of movements in group shareholders' funds

	2003 £'000	2002 £'000
Retained profit (loss) for the year	85,335	(1,942)
Finance cost of non-equity shares	4,555	3,938
Net movement to accumulated deficit	89,890	1,996
	(159,753)	(161,749)
Closing accumulated deficit	(69,863)	(159,753)

20.	Reconciliation of operating loss to operating cash flows

	2003 £'000	2002 £'000
Operating profit	67,340	4,836
Depreciation charges	13,319	11,286
Increase in stocks	(896)	(744)
Increase in debtors	(25,573)	(4,701)
Increase in creditors	28,622	24,035
Net cash inflow (outflow) from operating activities	82,812	34,712

21.	Analysis of cash flows

	2003 £'000	2002 £'000
Returns on investments and servicing finance
Interest received	922	522
Interest paid	(5,202)	(8,220)
Interest element of finance lease rentals	(11)	(48)
Net cash outflow	(4,291)	(7,746)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(19,211)	(18,315)
Financing
Repayment of loans secured on share capital and assets of the group	(25,588)	(5,000)
Repayment of capital element of finance lease	(233)	(255)
Net cash outflow	(25,821)	(5,255)

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

22.	Analysis and reconciliation of net debt

	1 January 2003 £'000	Cash flow £'000	Other non-cash changes £'000	31 December 2003 £'000
Cash in hand, at bank	13,110	33,489	—	46,599
Debt due within one year and after one year	(164,676)	25,588	(5,566)	(144,654)
Finance lease	(233)	233	(19)	(19)
Net debt	(151,799)	59,310	(5,585)	(98,074)
			2003 £'000	2002 £'000
Increase in cash in the period			33,489	3,396
Cash used to repay debt			25,588	5,000
Cash used to repay finance lease			233	255
Change in net debt resulting from cash flows			59,310	8,651
Other non-cash changes			(5,585)	(5,362)
Movement in net debt in period			53,725	3,289
Net debt brought forward			(151,799)	(155,088)
Net debt at 31 December			(98,074)	(151,799)

The non-cash changes represent the interest on the shareholder loans that is rolled up into the principal on a quarterly basis (see note 16).

23.	Financial commitments

Annual minimum lease commitments:

	Group Land and buildings		Company Land and buildings
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Expiry date
– within one year	—	—	—	—
– between two and five years	—	—	—	—
– after five years	1,092	1,092	240	240
	1,092	1,092	240	240

The group and company have £nil (2002 – £776,000) of capital commitments contracted but not provided for.

24.	Pension arrangements

The company operates a defined contribution scheme for which the pension cost charge for the year amounted to £955,000 (2002 – £776,000).

25.	Related party transactions

T-Mobile, through T-Mobile (UK) Limited, and The Virgin Group, through Bluebottle Investments S.A. and Bluebottle Investment Inc, were joint venture partners in Virgin Mobile during the year. This relationship has changed since the balance sheet date (see note 26). The following transactions occurred with these partners in the year.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

25.	Related party transactions (Continued)

T-Mobile

The company was partially financed by a loan facility provided by T-Mobile on which interest at variable rates accrues. The principal amount of £37,621,000 (2002 – £34,838,000) was outstanding as at 31 December 2003. Interest has been rolled up to the principal quarterly. Total interest for the year payable to T-Mobile is £2,783,000 (2002 – £2,609,000). As at 31 December 2003, there were no fixed repayment dates. However a repayment schedule has been agreed since the balance sheet date (see note 26).

Some handsets, service packs and other accessories are purchased by T-Mobile on behalf of the company. The total cost to the company in respect of such purchases amounted to £6,973,000 (2002 – £5,888,000) and of this £1,226,000 remained unpaid as at 31 December 2003 (2002 – £3,528,000).

T-Mobile pays a marketing support contribution to the company and the company pays charges to T-Mobile for the use of its network. The total income from marketing support contributions to the company, net of payments to T-Mobile for use of its network, amounted to £45,051,000 (2002 – £15,161,000) of which a net amount of £21,005,000 (2002 – £8,538,000) remained outstanding as at 31 December 2003.

T-Mobile distributes airtime vouchers to certain retailers on behalf of the company. The total amount invoiced during the period in respect of these vouchers, net of management and distribution fees, amounted to £5,921,000 (2002 – £11,716,000). £369,000 (2002 – £1,717,000) of this total remained outstanding from T-Mobile as at 31 December 2003.

T-Mobile incurred additional expenses, particularly third party recharges and staff time, which were recharged on to the company and the company incurred similar expenses which were recharged to T-Mobile. The net amount recharged by T-Mobile was £3,000 (2002 – £395,000). As at 31 December 2003, a net amount of £178,000 (2002 – £1,464,000) was owing from the company to T-Mobile. In addition, a further £1,297,000 was owing from T-Mobile to the company in respect of assets in the course of development.

T-Mobile provides three directors of the company and receives a £45,000 (2002 – £45,000) annual consultancy fee for these executive services. An amount of £109,000 (2002 – £64,000) remained outstanding at the end of 31 December 2003.

Virgin Group

The company was partially financed by a loan facility provided by Bluebottle UK Limited, a member of the Virgin Group, on which interest at variable rates accrues. The principal amount of £37,621,000 (2002 – £34,838,000) was outstanding as at 31 December 2003. Interest has been rolled up to the principal quarterly. Total interest for the year payable to companies within the Virgin Group was £2,783,000 (2002 – £2,681,000). As at 31 December 2003, there were no fixed repayment dates. Since the balance sheet date, the company and the Virgin Group have agreed that the loan is repayable upon demand subject to the syndicated bank loan having been repaid in full (see note 26).

During the period, handset, airtime vouchers and other stock items were sold through retailers who are members of the Virgin Group. These sales, net of charges with respect to the distribution channels, amounted to £19,484,000 (2002 – £22,991,000) of which £12,461,000 (2002 – £7,756,000) remained outstanding as at 31 December 2003.

Members of the Virgin Group performed additional services including printing, brand licensing and promotion, which were recharged on to the company. These amounted to £5,353,000 (2002 – £5,446,000) of which £2,797,000 (2002 – £1,408,000) remained unpaid as at 31 December 2003.

Virgin Management Limited provides three directors of the company and receives a £45,000 (2002 – £45,000) annual consultancy fee for these executive services. An amount of £8,000 (2002 – £19,000) remained outstanding at the end of 31 December 2003.

Virgin Mobile Telecoms Limited

Notes to the accounts
Year ended 31 December 2003

25.	Related party transactions (Continued)

The group uses some other sundry services provided by members of the Virgin Group. These are transacted on an arm's length basis under normal commercial terms.

26.	Post balance sheet events

On 29 January 2004, the company, T-Mobile (UK) Limited and the Virgin Group shareholders announced that the three organisations had settled all outstanding litigation and established new agreements between the company and T-Mobile, with the approval of the bank syndicate.

The company and T-Mobile have entered into an enhanced telecoms supply agreement running for a minimum of ten years which provides substantial benefits for both the company and T-Mobile. Features include:

•	the company maintaining its position in voice and text services with a long term, non-exclusive deal, including improved access to 2.5 and 3G services; and

•	the end of the monthly marketing support contribution and the introduction of the company receiving inbound, as well as outbound, revenues.

Separately, the Virgin Group shareholders acquired T-Mobile's stake in the company and the 485,000 preference voting A' shares of £0.02 each were reclassified as 485,000 non-voting preference B' shares of £0.01 each and 485,000 zero dividend voting C' shares of £0.01 each. The loan facilities previously provided by T-Mobile and the Virgin Group remain in place. These loans are not repayable until the syndicated bank loan has been repaid in full. The T-Mobile loan is repayable in eight quarterly instalments commencing 31 March 2006, although this may be repaid earlier if the Virgin Group loan is repaid earlier than the T-Mobile repayment instalments are due. The Virgin Group loan is repayable upon demand, but the Virgin Group have indicated that they will not demand repayment of this loan during the next twelve months such that the group will not be able to meet its liabilities as they fall due. The bank facility agreement has been revised with all scheduled repayments now falling due within one year.

Also, on 18 May 2004 the group repaid in full the syndicated bank loan.

VIRGIN MOBILE TELECOMS LIMITED

Report and Financial Statements (Unaudited)

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

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)
Year ended 31 December 2002

9.          TANGIBLE FIXED ASSETS

Group	Leasehold improvements	Fixtures and fittings	Office equipment	Computer systems	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	7,792	662	273	29,116	37,843
Additions	3	42	26	19,245	19,316

At 31 December 2002	7,795	704	299	48,361	57,159

Accumulated depreciation
At 1 January 2002	4,108	476	179	16,282	21,045
Charge for the year	2,470	175	83	8,558	11,286

At 31 December 2002	6,578	651	262	24,840	32,331

Net book value
At 31 December 2002	1,217	53	37	23,521	24,828

At 31 December 2001	3,684	186	94	12,834	16,798

Company	Leasehold improvements	Fixtures and fittings	Office equipment	Computer systems	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2002	447	662	273	29,116	30,498
Additions	—	42	26	19,245	19,313

At 31 December 2002	447	704	299	48,361	49,811

Accumulated depreciation
At 1 January 2002	174	476	179	16,282	17,111
Charge for the year	149	175	83	8,558	8,965

At 31 December 2002	323	651	262	24,840	26,076

Net book value
At 31 December 2002	124	53	37	23,521	23,735

At 31 December 2001	273	186	94	12,834	13,387

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

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)
Year ended 31 December 2002

Interest rate profile

The group has no financial assets other than cash at bank.

After taking into account interest rate swaps, the interest rate profile of the group’s financial liabilities at 31 December 2002 was as follows:

	2002

	Total	Floating rate	Fixed rate

	£’000	£’000	£’000
Currency
Sterling
— Borrowings	164,909	89,676	75,233
— Non-equity shares	30,050	—	30,050

Total	194,959	89,676	105,283

The profile at 31 December 2001 for comparison purposes was as follows:

	2001

	Total	Floating rate	Fixed rate

	£’000	£’000	£’000
Currency
Sterling
— Borrowings	164,802	89,314	75,488
— Non-equity shares	30,050	—	30,050

Total	194,852	89,314	105,538

Further analysis of the interest rate profile at 31 December 2002 and at 31 December 2001 is as follows:

	2002 Fixed rate

	Weighted average interest rate (%)	Weighted average period for which rate is fixed Years

Currency
Sterling
— Borrowings	7.4	1.0

	2001 Fixed rate

	Weighted average interest rate (%)	Weighted average period for which rate is fixed Years

Currency
Sterling
— Borrowings	7.4	2.6

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

17.       RESERVES

Group	Share premium account	Profit and loss account	Total

	£’000	£’000	£’000
At 1 January 2002	30,036	(191,804)	(161,768)
Retained loss for the year	—	(1,942)	(1,942)
Finance costs of non-equity shares	—	3,938	3,938

At 31 December 2002	30,036	(189,808)	(159,772)

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)
Year ended 31 December 2002

Company	Share premium account	Profit and loss account	Total

	£’000	£’000	£’000
At 1 January 2002	30,036	(187,104)	(157,068)
Retained loss for the year	—	(630)	(630)
Finance costs of non-equity shares		3,938	3,938

At 31 December 2002	30,036	(183,796)	(153,760)

18.       RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS

	2002	2001

	£’000	£’000
Retained loss for the year	(1,942)	(62,536)
Finance cost of non-equity shares	3,938	3,597

Net movement to accumulated deficit	1,996	(58,939)
Opening accumulated deficit	(161,749)	(102,810)

Closing accumulated deficit	(159,753)	(161,749)

19.       RECONCILIATION OF OPERATING LOSS TO OPERATING CASH FLOWS

	2002	2001

	£’000	£’000
Operating profit (loss)	4,836	(47,705)
Depreciation charges	11,286	12,038
(Increase) decrease in stocks	(744)	3,530
Increase in debtors	(4,701)	(15,931)
Increase (decrease) in creditors	24,035	(5,997)

Net cash inflow (outflow) from operating activities	34,712	(54,065)

20.       ANALYSIS OF CASH FLOWS

	2002	2001

	£’000	£’000
Returns on investments and servicing finance
Interest received	522	483
Interest paid	(8,220)	(4,619)
Interest element of finance lease rentals	(48)	(72)

Net cash outflow	(7,746)	(4,208)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(18,315)	(8,836)

Financing
Share capital receipts for shares issued in previous years	—	14
Increase in loans secured on share capital and assets of the group	—	75,000
Repayment of loans secured on share capital and assets of the group	(5,000)	—
Repayment of capital element of finance lease	(255)	(156)

Net cash (outflow) inflow	(5,255)	74,858

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO THE ACCOUNTS (unaudited) — (Continued)
Year ended 31 December 2002

21.       ANALYSIS AND RECONCILIATION OF NET DEBT

	1 January 2002	Cash flow	Other non–cash changes	31 December 2002

	£’000	£’000	£’000	£’000
Cash in hand, at bank	9,714	3,396	—	13,110
Debt due after one year	(164,314)	5,000	(5,362)	(164,676)
Finance lease	(488)	255	—	(233)

Net debt	(155,088)	8,651	(5,362)	(151,799)

	2002	2001

	£’000	£’000
Increase in cash in the period	3,396	7,749
Cash used to repay debt	5,000	—
Cash inflow from increase in debt	—	(75,000)
Cash used to repay finance lease	255	156

Change in net debt resulting from cash flows	8,651	(67,095)
Other non-cash changes	(5,362)	(6,299)

Movement in net debt in period	3,289	(73,394)
Net debt brought forward	(155,088)	(81,694)

Net debt at 31 December	(151,799)	(155,088)

The non-cash changes represent the interest on the shareholder loans that is rolled up into the principal on a quarterly basis (see note 15).

22.       FINANCIAL COMMITMENTS

Annual minimum lease commitments:

	Group Land and buildings		Company Land and buildings

	2002	2001	2002	2001

	£’000	£’000	£’000	£’000
Expiry date
— within one year	—	—	—	—
— between two and five years	—	—	—	—
— after five years	1,092	1,092	240	240

	1,092	1,092	240	240

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

Arthur Andersen

6 June 2002

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED BALANCE SHEETS
31 December 2001 and 2000

	31 December 2001	31 December 2000

	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	9,714	1,965
Accounts receivable, net of allowance for doubtful debts of £438,000 (2000 — £481,000)	17,189	7,575
Due from other related companies	13,271	3,215
VAT receivable	516	5,059
Prepayments	2,773	1,955
Inventories	4,927	8,457

	48,390	28,226
Non-current assets:
Deferred financing costs	1,528	1,936
Property and equipment, net of accumulated depreciation of £21,229,000 (2000 — £9,043,000)	17,307	22,215
SIM cost deferral	6,425	3,569

	25,260	27,720

	73,650	55,946

Liabilities
Current Liabilities:
Accounts payable	21,664	12,527
Accrued liabilities	8,667	12,741
Deferred revenue	27,556	14,558
Interest rate swaps and forward foreign exchange contracts	1,292	7
Capital lease	255	—
Due to other related companies	2,874	28,329
Other accounts payable	2,089	547

	64,397	68,709
Deferred revenue	6,972	5,114
Capital lease	233	—
Bank loan	100,000	25,000
Due to other related companies	64,314	58,659

	235,916	157,482

Cumulative redeemable preference shares, £0.01 par value, 300 (2000 — 300)	37,160	33,563
Shareholders’ equity
‘D’ ordinary shares, £0.01 par value, 10,000 (2000 — 10,000)	—	—
Non-voting preference ‘B’ shares, £0.01 par value, 475,000 (2000 — 475,000)	5	5
‘E’ shares, £0.02 par value, 13,500 (2000 — 13,500)	—	—
Preference voting ‘A’ shares, £0.02 par value, 485,000 (2000 — nil)	10	—
Zero dividend voting ‘C’ shares, £0.01 par value, 475,000 (2000 — nil)	4	—
Accumulated deficit	(199,445)	(135,104)

	(199,426)	(135,099)

Shareholders’ equity and cumulative redeemable preference shares	(162,266)	(101,536)

	73,650	55,946

The accompanying notes are an integral part of these consolidated financial statements.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
31 December 2001, 2000 and 1999

	Year ended 31 December 2001	Year ended 31 December 2000	Period from incorporation to 31 December 1999 (11 month period)

	£’000	£’000	£’000
Revenues
Equipment revenue, net of discounts	25,782	20,013	8,175
Service revenue	137,940	47,929	719

	163,722	67,942	8,894

Expenses
Network and equipment cost	(118,192)	(78,198)	(13,806)
General and administrative expense	(82,442)	(82,210)	(20,033)
Depreciation and amortization	(12,186)	(8,043)	(1,681)

Operating loss	(49,098)	(100,509)	(26,626)

Interest expense	(11,789)	(5,005)	—
Interest income	483	516	47

Loss before income taxes	(60,404)	(104,998)	(26,579)
Provision for income taxes	—	—	—

Net loss before cumulative effect of adoption of SFAS No. 133	(60,404)	(104,998)	(26,579)
Cumulative effect of adoption of SFAS No. 133	(340)	—	—

Net loss	(60,744)	(104,998)	(26,579)

Financing cost of cumulative redeemable preference shares	(3,597)	(2,921)	(606)

Net loss attributable to equity shareholders	(64,341)	(107,919)	(27,185)

The accompanying notes are an integral part of these consolidated financial statements.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
31 December 2001, 2000 and 1999

	Share capital	Accumulated Deficit	Total Shareholders’ Funds/ (Deficit)

	£’000	£’000	£’000
At incorporation	—	—	—
Shares issued	5	—	5
Net loss attributable to equity shareholders	—	(27,185)	(27,185)

Balance, 31 December 1999	5	(27,185)	(27,180)
Net loss attributable to equity shareholders	—	(107,919)	(107,919)

Balance, 31 December 2000	5	(135,104)	(135,099)
Increase of share capital	14	—	14
Net loss attributable to equity shareholders	—	(64,341)	(64,341)

Balance, 31 December 2001	19	(199,445)	(199,426)

There was no other comprehensive income other than the results for the periods.

The accompanying notes are an integral part of these consolidated financial statements.

VIRGIN MOBILE TELECOMS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
31 December 2001, 2000 and 1999

	Year ended 31 December 2001	Year ended 31 December 2000	Period from incorporation to 31 December 1999 (11 month period)

	£’000	£’000	£’000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(60,744)	(104,998)	(26,579)
Adjustments to reconcile net loss to net cash provided by operating activities:
Cumulative effective of adoption of SFAS No. 133	340	—	—
Amortization of financing costs	408	102	—
Depreciation and amortization	12,186	8,043	1,681
Add/(deduct) net changes in operating assets and liabilities:
Accounts receivable	(9,614)	(6,049)	(1,526)
Due from other related companies	(10,056)	1,686	(4,901)
Other accounts receivable	883	(3,679)	(6,357)
Inventories	3,530	2,370	(10,827)
Accounts payable and accrued liabilities	7,594	5,767	16,962
Deferred revenue	14,856	15,885	3,787
Due to other related companies	(19,800)	14,472	18,016
Other accounts payable	2,480	328	219

Net cash used by operating activities	(57,937)	(66,073)	(9,525)

Cash flows from investing activities
Net cash received in acquisition of subsidiary	—	—	3,429
Cash paid for property and equipment	(9,172)	(15,605)	(13,764)

Net cash used in investing activities	(9,172)	(15,605)	(10,335)

Cash flows from financing activities
Financing costs incurred	—	(2,038)	—
Proceeds from issuance of share capital	14	—	5
Proceeds from issuance of cumulative redeemable preference shares	—	—	30,036
Proceeds from unsecured loans from other related companies	—	49,500	1,000
Proceeds from loans secured on share capital and net assets of the group	75,000	25,000	—
Repayment of capital lease	(156)	—	—

Net cash provided by financing activities	74,858	72,462	31,041

Net increase/(decrease) in cash and cash equivalents	7,749	(9,216)	11,181
Cash and cash equivalents, beginning of year	1,965	11,181	—

Cash and cash equivalents, end of year	9,714	1,965	11,181

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

3            Property and equipment

Property and equipment consist of the following:

	Leasehold improvements	Fixtures and fittings	Office equipment	Computer systems	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2001	7,718	642	271	22,627	31,258
Additions	74	20	2	7,182	7,278

At 31 December 2001	7,792	662	273	29,809	38,536

Depreciation
At 1 January 2001	1,591	263	78	7,111	9,043
Charge for the period	2,517	213	101	9,355	12,186

At 31 December 2001	4,108	476	179	16,466	21,229

Net book value
At 31 December 2001	3,684	186	94	13,343	17,307

At 31 December 2000	6,127	379	193	15,516	22,215

Property and equipment include computer equipment of £644,375 (2000 — £nil) and net book value of £536,537 (2000 — £nil) in respect of assets held under a capital lease.

4            Long term debt

The Group’s long-term debt comprises the following:

	2001	2000

	£’000	£’000
Capital lease	233	—
Bank loan	100,000	25,000
Due to other related companies	64,314	58,659

	164,547	83,659

As at 31 December 2001, contractual maturities of the Group’s indebtedness were as follows:

	Capital lease	Bank loan	Due to other related companies

	£’000	£’000	£’000
Year ended 31 December
2002	255	—	—
2003	233	23,000	—
2004	—	46,000	—
2005	—	31,000	—
2005 or later	—	—	64,314

Total	488	100,000	64,314

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

5            Shareholders’ equity

	2001	2000

	£	£
Authorised
10,000 ‘D’ ordinary shares of £0.01 each	100	100
475,000 non-voting preference ‘B’ shares of £0.01 each	4,750	4,750
30,000 ‘E’ shares of £0.02 each	600	600
485,000 preference voting ‘A’ shares of £0.02 each	9,700	9,700
475,000 zero dividend voting ‘C’ shares of £0.01 each	4,750	4,750

	19,900	19,900

	2001	2000

	Called-up and fully paid	Called-up and fully-paid	Called-up

	£	£	£
Allotted
10,000 ‘D’ ordinary shares of £0.01 each	100	100	100
475,000 non-voting preference ‘B’ shares of £0.01 each	4,750	4,750	4,750
13,500 ‘E’ shares of £0.02 each	270	270	270
485,000 preference voting ‘A’ shares of £0.02 each	9,700	—	9,700
475,000 zero dividend voting ‘C’ shares of £0.01 each	4,750	2	4,750

	19,570	5,122	19,570

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

	31 December 2001	31 December 2000	31 December 1999

	£’000	£’000	£’000
Balance, beginning of the year/period	33,563	30,642	—
Share capital	—	—	—
Share premium	—	—	30,036
Financing cost — cumulative dividend	3,597	2,921	606

Balance, end of the year	37,160	33,563	30,642

7            Financial instruments

The company believes the amounts presented for financial instruments in the accompanying financial statements, consisting of cash equivalents, accounts receivables, accounts payables, are reasonable estimates of their fair value.

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
31 December 2001, 2000 and 1999

The following table presents the carrying amounts and fair values at the Company’s other financial instruments as of 31 December 2001 and 2000:

	2001			2000

	Principal Amount	Carrying Amount	Fair Value	Principal Amount	Carrying Amount	Fair Value

	£’000	£’000	£’000	£’000	£’000	£’000
Long-term debt	100,233	100,233	105,191	25,000	25,000	26,797
Interest rate swap	75,000	(1,256)	(1,256)	20,000	(7)	(347)
Forward contract	6,250	(36)	(36)	—	—	—

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

8            Taxes

The provision for income taxes is comprised of the following:

	31 December 2001	31 December 2000	31 December 1999

	£’000	£’000	£’000
Current tax payable	—	—	—
Deferred tax asset due to property, plant and equipment	6,189	2,374	279
Deferred tax asset for carried forward losses	52,311	36,999	7,297
Cumulative valuation allowance	(58,500)	(39,373)	(7,576)

	—	—	—

VIRGIN MOBILE TELECOMS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
31 December 2001, 2000 and 1999

The reconciliation of the tax expense with the product of accounting multiplied by the applicable tax rate is as follows:

	Year ended 31 December 2001	Year ended 31 December 2000	11 month period ended 31 December 1999

	£’000	£’000	£’000
Loss before income taxes	(60,404)	(104,998)	(26,579)

Effective tax (rate — 30%)	18,121	31,499	7,974
Tax effect of accelerated capital allowances	(3,815)	(2,095)	(279)
Tax effect of permanent differences (disallowable expenses)	1,006	298	(398)

Tax credit for the period	15,312	29,702	7,297
Valuation allowance for the period	(15,312)	(29,702)	(7,297)

Tax expense for the period	—	—	—

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

10         Financial Commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and Buildings 2001	Land and Buildings 2000

	£’000	£’000
2002	1,092	1,092
2003	1,092	1,092
2004	1,092	1,092
2005	1,092	1,092
2006 or later	8,713	9,816

	13,081	14,184

THIS PAGE INTENTIONALLY LEFT BLANK

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the years ended 31 December 2003 and 2002

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF DECEMBER 31, 2003 AND 2002

Income statement

Income statement of comdirect bank group according to IFRS/IAS

€ thousand		1.1. to 31.12.
	Notes	2003	2002
Interest income		84,889	99,220
Interest expenses		27,682	35,324
Net interest income before provisions	(22)	57,207	63,896
Provision for possible loan losses	(23)	35	-2,037
Net interest income after provisions		57,242	61,859
Commission income		96,686	79,024
Commission expenses		13,579	1,882
Net commission income	(24)	83,107	77,142
Trading profit/loss		0	-285
Income/loss from investments and securities portfolio	(25)	4,760	1,200
Administrative expenses	(26)	112,494	138,138
Other operating result	(27)	6,487	2,917
Profit from ordinary activities		39,102	4,695
Extraordinary result and restructuring costs		0	-23,295
Pre-tax profit/loss		39,102	-18,600
Taxes on income	(28)	15,741	-8,836
After-tax profit/loss		23,361	-9,764
Net profit/loss		23,361	-9,764
Transfer to reserves/transfer from reserves		-880	9,764
Consolidated profit		22,481	0

Earnings per share

			1.1. to 31.12.
Earnings per share			2003	2002
Net profit/loss	€	thousand	23,361	-9,764
Average number of ordinary shares		Shares	140,500,729	140,500,000
Basic earnings per share			€0.17	-0.07

Diluted earnings per share
Net profit/loss	€	thousand	23,361	-9,764
Adjustment to the number of ordinary shares
issued due to outstanding option rights		Shares	416,204	395,349
Weighted average shares outstanding (diluted)		Shares	140,916,933	140,895,349
Diluted earnings per share			€0.17	-0.07

Balance sheet

Balance sheet of comdirect bank group according to IFRS/IAS

Assets

€ thousand		as of 31.12.
	Notes	2003	2002
Cash reserve	(29)	1,749	5,181
Claims on banks	(30)	1,310,434	1,294,419
Claims on customers	(31)	183,773	175,421
Provision for possible loan losses	(32)	-5,766	-6,355
Investments and securities portfolio	(33)	1,893,862	1,057,701
Intangible assets	(34)	11,905	14,094
Fixed assets	(35)	20,860	28,175
Tax assets	(37)	0	11,701
Other assets	(38)	9,313	8,936
Total assets		3,426,130	2,589,273

Liabilities and equity

€ thousand		as of 31.12.
	Notes	2003	2002
Liabilities to banks	(39)	0	14,913
Liabilities to customers	(40)	2,774,791	1,948,680
Provisions	(41)	18,556	21,108
Tax liabilities	(42)	7,370	0
Other liabilities		24,509	24,247
Subordinated capital	(43)	16,617	16,617
Equity		584,287	563,708
Subscribed capital		140,503	140,500
Capital reserve		367,240	367,221
Retained earnings
Legal reserve		0	0
Other revenue reserves		55,359	55,658
Revaluation reserve		-1,296	329
Consolidated profit		22,481	0
Total liabilities and equity		3,426,130	2,589,273

Statement of changes in equity

€ thousand	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Consolidated profit/loss	Total 2003	Total 2002
Equity as of 1.1.	140,500	367,221	55,658	329	0	563,708	578,110
Issue of new shares	3	19	—	—	—	22	0
Changes in revaluation reserve pursuant to IAS 39	—	—	—	-1,625	—	-1,625	-754
Changes in the difference arising from currency translation	—	—	-1,179	—	—	-1,179	-1,635
Allocation to reserves/transfer from reserves	—	0	880	—	—	880	-12,013
Consolidated profit	—	—	—	—	22,481	22,481	0
Equity as of 31.12.	140,503	367,240	55,359	-1,296	22,481	584,287	563,708

No use was made of the authorisation of the annual general meeting on 7 May, 2003 to purchase own shares for the purpose of securities trading pursuant to Art. 71, (1), No. 7, German Stock Corporation Act (AktG) in financial year 2003.

No use was also made of the resolution of the annual general meeting on 7 May, 2003 for the authorisation to purchase own shares for other purposes than securities trading pursuant to Art. 71, (1), No. 8, AktG in financial year 2003.

Resulting from the exercise of option rights, a total of 3,350 new no-par-value bearer shares of comdirect bank AG were issued as part of our stock option programme. Each of these shares carries a proportion of the share capital in the sum of one euro. The relevant additional payment established in connection with the stock option programme was allocated to the capital reserve pursuant to Art. 270, German Commercial Code (HGB).

Cash flow statement

€ thousand	1.1. to 31.12.
	2003	2002
Net profit/loss	23,361	-9,764
Non-solvent items and transfer to cash flow from operating activities contained in the result before profit transfer
Depreciation charges, valuation allowances, additions to fixed assets and financial investments and change in provisions	13,952	-5,001
Loss/gain from the sale of financial investments and fixed assets	67	455
Other adjustments (on balance)	-48,240	-59,966
Sub-total	-10,860	-74,276
Change in assets and liabilities from operating activities after adjustment for non-solvent items
Claims
on banks	-16,147	392,538
on customers	-8,905	87,561
Securities	-846,101	-183,058
Other assets from operating activities	11,003	6,490
Liabilities
to banks	-14,913	14,913
to customers	826,111	-340,647
Other liabilities and equity from operating activities	4,116	-22,537
Interest and dividends received	77,356	96,843
Interest paid	-27,682	-35,324
Income tax payments	-2,805	-112
Cash flow from operating activities	-8,827	-57,609
Changes in funds from investing activities (on balance)	6,552	1,043
Proceeds from capital increases	22	0
Cash flow from financing activities	22	0
Cash and cash equivalents as at the end of the previous period	5,181	72,005
Cash flow from operating activities	-8,827	-57,609
Cash flow from investing activities	6,552	1,043
Cash flow from financing activities	22	0
Effects from deconsolidation	0	-8,623
Effects of changes in exchange rates	-1,179	-1,635
Cash and cash equivalents as at the end of the period	1,749	5,181

Cash and cash equivalents correspond to the balance-sheet item cash reserve and include cash on hand and balances held at central banks.

Notes

Basis of accounting principles

The consolidated financial statements of comdirect bank as of 31 December, 2003 were prepared in accordance with the International Financial Reporting Standards (IFRS)/International Accounting Standards (IAS), which were approved and published by the International Accounting Standards Board (IASB)/International Accounting Standards Committee (IASC), and interpreted by the International Financial Reporting Interpretations Committee (IFRIC)/Standing Interpretations Committee (SIC).

A summary of all the regulations that have been applied can be found on pages 51 et seq.

As a subsidiary of Commerzbank AG, Frankfurt am Main, we are exempted in accordance with Art. 291, German Commercial Code (HGB), from the duty to present sub-group financial statements. As we have not presented the main differences between financial statements prepared in accordance with IFRS/IAS and those prepared in accordance with the German Commercial Code, these consolidated financial statements do not conform to the 4th and 7th EC directives and do not, therefore, exempt us from presenting consolidated financial statements in accordance with Art. 292a, HGB. The consolidated financial statements have been prepared in order to satisfy the admission requirements/subsequent obligations (Prime Standard) of the Deutsche Börse AG for the sub-section of the regular market.

The consolidated financial statements also reflect the standards approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice pursuant to Art. 342, (2), HGB.

The comdirect sub-group is included in the consolidated financial statements of our parent company. The consolidated financial statements of Commerzbank as of 31 December, 2002 were deposited with the lower regional court (Amtsgericht) of Frankfurt am Main under the commercial register no. 32000 and published in the Federal Gazette, no. 132, pages 12,264 to 12,308 of 19 July, 2003.

We report on both the implementation of the German legislation for control and transparency in the corporate sector (KonTraG) and on the risks posed by future development, pursuant to Art. 315, (1), HGB in the risk report as part of the group management report.

In addition to the income statement and the balance sheet, the consolidated financial statements also include the statement of changes in equity, the cash flow statement and the notes. Segment reporting by both business lines and by geographic market appears as part of the notes, on pages 82-84 (notes no. 50-51).

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

As a matter of principle, accounting is at net book value, with the exception of financial instruments as defined by IAS 39, which are shown at their fair value. These financial instruments appear under the balance-sheet item investments and securities portfolio. All financial instruments are shown in the balance sheet according to the method “trade date accounting.”

With the exception of comdirect private finance AG, all the companies included in the consolidation prepared their financial statements as of 31 December, 2003.

comdirect private finance AG prepared its financial statements for the short business year from 1 January, 2003 through 30 September, 2003. The company began operations on 1 October, 2003. We adjusted the financial statements for the short business year as of the reference date 31 December, 2003 pursuant to IAS 27.

(2) IAS, SIC and GASB rules applied

Within the comdirect group and within the Commerzbank group, to which it belongs, only those IFRSs/IASs and SICs are applied for accounting and measurement purposes, which had been approved and published by 31 December, 2003.

The consolidated financial statements are based on the IASB framework and the following IASs relevant for comdirect:

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

We did not apply IAS 2, 11, 15, 20, 23, 26, 28, 29, 31, 34, 40 and 41 since they are either not relevant for us or are not applicable in the consolidated financial statements.

In addition to the Standards listed, we have taken into consideration the following SIC interpretations relevant for us in our consolidated financial statements:

relates to:
SIC-6	Costs of modifying existing software (framework)	IASB Framework
SIC-7	Introduction of the euro	IAS 21
SIC-12	Consolidation – special purpose entities	IAS 27
SIC-15	Operating leases – incentives	IAS 17
SIC-17	Equity costs of an equity transaction	IAS 32
SIC-18	Consistency - alternative methods	IAS 1

(3) Consolidated companies

Apart from the parent company, the consolidated companies consist of two subsidiaries, comdirect ltd, London/United Kingdom and comdirect private finance AG, Quickborn, and one special fund, a special purpose entity (SPV) in accordance with SIC-12.

comdirect bank AG holds 100% of the shares of the subsidiaries and the special purpose entity.

A detailed presentation of the operative holdings appears on page 88.

(4) Principles of consolidation

The consolidation of the capital accounts is based on the book-value method, whereby the historical cost of the holding in the subsidiary is set off against the proportion of the subsidiary’s equity as of the date of acquisition.

Intra-group expenses and income, as well as claims and liabilities, are eliminated as part of the consolidation.

Holdings in subsidiaries that are not included in the consolidation due to their minor importance are shown at historical cost in the investments and securities portfolio.

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

The annual financial statement prepared by our subsidiary comdirect ltd in foreign currency is translated at the spot rates of the balance-sheet date. Any income and expenses resulting from this appear in the income statement.

The most important exchange rate for comdirect bank group is the British pound (GBP). The GBP exchange rate as of 31 December, 2003 was 0.7048 (previous year: 0.6500).

(6) Claims

All claims on banks and customers originated by comdirect bank group are shown at amortised costs without valuation allowances.

Claims not originated by comdirect – promissory notes – that are not held for trading purposes are included in the item investments and securities portfolio.

Valuation allowances to claims appear under provision for possible loan losses.

(7) Provision for possible loan losses

We fully provide for the particular credit risks associated with banking business by forming individual valuation allowances, country valuation allowances and global valuation allowances.

Valuation allowances were formed exclusively for claims on customers in the 2003 consolidated financial statements.

Throughout the group, the relevant individual valuation allowances have been formed on the scale of the potential default to cover credit-standing risks related to claims on customers.

In business year 2003, comdirect bank group has formed country valuation allowances for the first time. These are only applied to claims in which security is provided via securities involving an enhanced transfer risk (country risk). We have reviewed the respective claim after deduction of the security that we have issued – without taking into consideration the securities involving an enhanced transfer risk – and formed a corresponding country valuation allowance based on the existing risk volume.

We cover latent credit risks by means of global valuation allowances. Past loan losses serve as a yardstick for the scale on which such valuation allowances have to be formed.

The provision for possible loan losses is shown separately from claims.

Unrecoverable accounts are written down immediately. Amounts received on such claims appear in the income statement. Claims are deemed unrecoverable if income from them is unlikely to be received in the foreseeable future or if they have been waived either wholly or in part.

(8) Investments and securities portfolio

Under investments and securities portfolio, we show all the securities which we have assigned solely to the “available-for-sale” category.

In addition, in accordance with IAS 39, we include in investments and securities portfolio all the claims on customers not originated by comdirect bank, in particular promissory notes.

On the balance-sheet date, all bonds, other fixed-income securities, equities, and other variable-yield securities (investment fund shares) not held for trading purposes were assigned to the “available-for-sale” category.

All the securities of this category were measured at their fair value.

Gains or losses on remeasurement are recognised with an income-neutral effect in the form of a revaluation reserve as part of equity, taking into account deferred taxes. Realised gains and losses only affect the income statement when the holdings are sold or written-off.

The earnings resulting from the sale or maturity of financial instruments, which are attributable to the category “available-for-sale”, amounted to €4,889 thousand at the end of business year 2003. Corresponding losses amounted to €315 thousand.

All the interest income generated by securities of the “available-for-sale” category is shown in the income statement under interest income.

This interest income amounts to €38,175 thousand as of the end of business year 2003.

(9) Intangible assets

Under intangible assets we exclusively include specialised software produced in-house. Purchased software is shown under fixed assets.

Software produced in-house is recognised if all the provisions of IAS 38 are met. Recognition is made at producer cost.

In principle, software produced in-house is amortised using the straight-line method and according to schedule against earnings over a period of five years.

In the course of the website relaunch, extraordinary write-down was effected in the business year to intangible assets in the amount of €324 thousand.

(10) Fixed assets

The item fixed assets shows land and buildings, the office furniture and equipment and purchased software.

All the fixed assets are capitalised at historical cost. Office furniture and equipment as well as purchased software are depreciated using the straight-line method and according to schedule to reflect their probable useful economic lives.

In determining the useful life, its likely physical wear and tear, its technical obsolescence as well as legal and contractual restrictions are taken into consideration.

All fixed assets are depreciated over a period of 3 to 14 years.

Gains and losses arising from the sale of fixed assets are shown in the income statement under other operating result.

In the course of the website relaunch, extraordinary depreciation was effected in the business year to fixed assets in the amount of €280 thousand.

(11) Other assets

Other assets principally consist of other assets on Commerzbank AG and deferred items.

(12) Liabilities

Liabilities are shown at the respective amounts to be repaid.

(13) Other liabilities

Other liabilities consist of liabilities to Commerzbank not arising from banking activities, trade liabilities, tax liabilities not related to earnings and accruals.

(14) Provisions for pensions and similar commitments

For the Board of Managing Directors provision for old age is made both directly and through contributions to Versiche-rungsverein des Bankgewerbes a. G. (BVV), Berlin.

The members of the Board of Managing Directors earn a right to a pension for their work as member of the Board of Managing Directors at comdirect bank AG.

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

Payment of the contributions to BVV are recognised as personnel costs for the current period.

The commitments similar to those for pensions include deferred compensations, by which a specific group of employees gives up a portion of its gross salary for old-age pension benefits later on.

comdirect bank AG insured by means of a contractual trust agreement old-age pension commitments which are not covered against insolvency by Pensions-Sicherungs-Verein (PSV) in business year 2003.

In this connection, the trustee required for a bilateral trust was established by Commerzbank AG in the form of the Commerzbank Pension-Trust e. V. in business year 2002.

In business year 2003, comdirect bank AG made the first allocation to the trust’s assets in the amount of €168 thousand.

In accordance with IAS 19, this pledged asset in the current value to be agreed upon is set off against the allocations to the pension provisions.

(15) Other provisions

Other provisions were formed on the scale deemed necessary for liabilities of uncertain amount towards third parties and for anticipated losses related to immatured contracts.

(16) Income taxes

Current tax assets and liabilities are calculated by applying the valid tax rates at which a refund from or a payment to, the relevant fiscal authorities is expected.

Deferred taxes were formed in accordance with IAS 12. Temporary differences are the result of the discrepancy between assigned values in accordance with IFRS/IAS and the respective tax rate that was applied. These temporary differences are measured using the German income-tax rates, which can be expected to apply for the period in which they are realised.

Deferred taxes on as yet unused losses carried forward are shown in the balance sheet if taxable profits are likely to occur at the same tax unit.

Deferred tax assets and liabilities are formed and carried such that – depending on the treatment of the underlying item – they are recognised either under taxes on income in the income statement or they are set off against the relevant equity items with no effect on the income statement.

Deferred tax assets and liabilities are netted against one another, as they exist towards the same tax authority.

Claims on tax authorities are shown under tax assets in the balance sheet.

Other taxes not related to income appear under other operating result in the income statement.

In business year 2003, turnover tax unity was maintained only with Commerzbank AG, Frankfurt am Main.

A breakdown of this item into current and deferred taxes can be found in these notes on page 65, note 28.

(17) Conditional and authorised capital

Through the resolution adopted on 10 April, 2000, and its entry into the commercial register on 19 April, 2000, authorised capital of €60,000 thousand was created. The authorisation for the capital increase expires on 31 Mai, 2005.

In addition, since the resolution adopted on 11 May, 2000, and entered into the commercial register on 31 May, 2000, conditional capital of up to €3,600 thousand was created in order to service up to 3,600,000 subscription rights as part of the bank’s stock option programme (conditional capital I).

As of 31 December, 2003, conditional capital I amounts to €3,596,650 due to the issue of 3,350 new bearer shares of comdirect bank AG.

Through the resolution adopted on 7 May, 2003, and its entry into the commercial register on 17 July, 2003, an additional conditional capital of €30,000 thousand was created (conditional capital II).

The conditional capital II will only be effected to the extent that the holders of any bonds with warrants and/or convertible bonds may exercise their option or conversion rights.

The Board of Managing Directors is authorised to issue, with the approval of the Supervisory Board, bearer shares of bonds with warrants and/or convertible bonds as mentioned above in either one or several tranches, by a maximum amount of €300,000. The term of these bonds is limited to a maximum of 20 years. This authorisation is limited until 6 May, 2008.

(18) Appropriation of profits

Basis for the appropriation of profits is the national legislation, especially the German Commercial Code and the Stock Corporation Act.

For business year 2003, comdirect bank AG reported a distributable profit according to federal legislation in the amount of €22,480,536.00.

The Board of Managing Directors and the Supervisory Board will propose to the annual general meeting a dividend payment in the amount of €0.16 per no-par-value bearer share.

The consolidated profit of comdirect bank group based on the applied IFRS/IAS also amounts to €22,481 thousand for business year 2003.

(19) Earnings per share

Earnings per share are calculated in accordance with IAS 33 and based on the net profit for the year. Both the earnings per share and the diluted earnings per share are shown below the income statement.

In working out the earnings per share, we have set off the net profit for the year against the average number of shares in the financial year.

The diluting effects result from a stock option programme launched in July 2000 with a maximum of 3,600,000 subscription rights, of which approximately 2.4 million option rights had been issued in four tranches per 31 December, 2003.

In calculating the diluted results, we also set off the two subsets of rights under the stock option programme with their conditions against well-founded estimated values for them and took account of the residual amount.

Each no-par-value bearer share carries a proportion of the share capital in the sum of one euro.

(20) Stock option programme

Under the stock option programme as approved by the annual general meeting resolution of 11 May, 2000, up to 3,600,000 subscription rights may be issued.

Eligible participants are members of the Board of Managing Directors of comdirect bank AG, members of the executive bodies of affiliated companies, as well as executives and selected members of staff of comdirect bank AG and affiliated companies.

The Board of Managing Directors of comdirect bank AG individually selects the eligible participants. Where members of the Board of Managing Directors are concerned, the Supervisory Board of the company makes the decision.

The subscription rights may be granted at any time, but only until 1 July, 2005.

A total of 2,408,810 subscription rights in four tranches were issued through 31 December, 2003. Of these subscription rights issued, a total of 521,057 have expired.

The subscription rights are equally divided into two subsets, which are different with regard to the exercise hurdles and the exercise price. Half of the subscription rights are thus always granted as subset A, and the other half always as subset B.

Eligible participants receive the right to purchase one no-par-value bearer share of comdirect bank AG, which carries a proportion of the share capital in the sum of one euro, per subscription right under the stipulated conditions.

Subscription rights may only be exercised if stipulated targets are attained.

The following applies for subset A: The comdirect bank share outperforms the Prime Financial Services Price Index (previously NEMAX 50 Price Index) by more than five percentage points.

The following applies for subset B: The absolute rise in the price of the comdirect bank share for subscription rights granted in 2000 is at least 25% compared to the issuing price and for subscription rights granted beginning in 2001 or later a rise of at least 20% compared to an average price determined prior to the time that they were granted.

The price that an eligible participant has to pay to comdirect bank AG when exercising a subscription right corresponds to:

•	for subset A:

the daily rate at the time of exercise minus 1% for every full percentage point by outperformance of the index of over five percentage points, but at least 90% from the daily rate for options granted between 2000 and 2002 or 70% from the daily rate for options granted in 2003

•	for subset B:

the daily rate at the time of exercise minus 1% for every full percentage point by which an absolute rise in the price of com-direct bank share developed better, but at least 50%, of the daily rate.

3,350 subscription rights were exercised in business year 2003. All subscription rights were apportionable to subset A. For these exercised subscription rights, the same number of no-par-value bearer shares of comdirect bank AG were issued.

As a result, the share capital of comdirect bank AG was increased by €3,350.00 and the relevant payment established in connection with the stock option programme was allocated to the capital reserve pursuant to Art. 270, HGB. The amount of the payment in business year 2003 totalled €19,151.00.

(21) Relations with affiliated companies

comdirect bank AG uses services provided by Commerzbank AG through a general agreement concluded in December 1999 (and effective as from 1 January, 1999), as well as services agreed separately on this basis.

The general agreement had a fixed term of five years until 31 December, 2003. It is automatically extended for a further period of three years, unless one of the parties to the agreement gives notice at least 18 months before the agreement expiries.

On the basis of the general agreement, the following services were agreed upon and were used during the 2003 business year:

•	Trading Services
•	Processing Services
•	Printing services
•	Payments and cash dispenser service
•	IT services
•	Other services

On 8 February, 2000, comdirect concluded another general agreement with Commerzbank, in which Commerzbank undertook to provide internal auditing services on the basis of a plan to be agreed separately. The agreement was concluded for an indefinite period and since 31 December, 2002, may be terminated giving six months’ notice before the end of the calendar year.

Outside of the general agreement, a separate agreement was concluded with Commerzbank on 7 September, 2000, covering the usage of the electronic security trading system “Warrant Trading System (WTS).” The agreement was concluded for an indefinite period and can be terminated at any time without giving notice.

Within the general agreement, a new service agreement “Determination of Risk Ratios” was concluded on 7 January, 2003. As part of this service agreement, Commerzbank furnishes the daily determination of risk ratios based on data provided by comdirect bank AG.

comdirect bank AG is party to an agreement of Commerzbank with Brown Brothers Harriman, enabling comdirect to trade on US stock exchanges.

On 22 March, 2000, comdirect concluded an agreement with Commerzbank concerning support for comdirect after its IPO. Among other things, the agreement relates to support for PR activities, compliance with stock exchange and other obligations resulting from admission to the stock exchange and advice on the holding of the public annual general meeting of shareholders.

On 29 May, 2000, comdirect bank AG concluded an agreement with Commerzbank concerning the cash receiving office and depository services for the shares of comdirect bank AG.

comdirect currently offers its customers approximately 4,600 funds from more than 80 investment companies, including investment companies of the Commerzbank group. In the 2003 business year, comdirect received commissions on portfolio holdings and sales at prevailing market rates from the investment companies of the Commerzbank group.

On 12 November, 2003, an agreement was concluded between Commerz Service Gesellschaft für Kundenbetreuung mbh (CSG), a 100% subsidiary of Commerzbank, and comdirect bank AG. In this agreement, both parties mutually agree to exchange services with regard to the areas of customer service, technical hotline and employee delegations.

In addition, comdirect bank AG unilaterally makes available to CSG personnel, technical and organisational resources. This provision of services was put into writing with a service agreement signed on 25 March, 2003.

Commerzbank and CSG received compensation in line with market rates for the goods and services they provided for comdirect.

When forming comdirect ltd, London/United Kingdom, in 1999, comdirect bank AG pledged to ensure compliance with the specific equity capital requirements of that country.

No new equity was injected to comdirect ltd in business year 2003.

comdirect ltd concluded an agreement with Lloyds TSB Bank plc., London, regarding the provision of services in securities dealings. In this context, comdirect bank AG has written a guarantee bond vis-à-vis Lloyds TSB Bank plc., submitted with a maximum amount of GBP3m, which can be drawn upon by written request. Vis-à-vis the additional guarantor, Commerzbank AG, London Branch, comdirect submitted a letter of indemnity in the case a claim is made on the guarantee bond written by Commerzbank AG. Both agreements were concluded on 1 October, 2002.

Commerzbank AG, London Branch, is co-signatory of a leasing agreement between comdirect ltd and Woodchester Investment Limited/Woodchester Lease Management Services Limited. Accordingly, it is jointly liable together with comdirect ltd for all tenant’s duties. On account of a “counter-indemnity,” comdirect bank AG is contractually bound to keep Commerzbank AG free from all obligations resulting from this agreement.

In business year 2003, comdirect bank AG acquired 100% of an inventory company that was renamed to comdirect private finance AG with its registration on 15 September, 2003.

comdirect private finance AG received equity of €4,950 thousand from comdirect bank AG in business year 2003.

As part of setting up the company, comdirect bank AG supported comdirect private finance AG. So far as services from third parties were used for the activities listed, comdirect was reimbursed for any payments made in this regard.

As security for the offices leased by comdirect private finance AG, comdirect bank AG submitted leasing guarantees for each office. The volume as of 31 December, 2003, amounted to a total of €81 thousand. The guarantees were allotted at prevailing market conditions.

To safeguard against repayment claims of insurance companies in the case of the cancellation of an agreement, comdirect bank AG submitted comfort letters for comdirect private finance AG. As a rule, the comfort letter is the prerequisite for a full repayment of the acquisition commissions and lean settlement processes.

comdirect bank AG and comdirect private finance AG concluded a profit and loss transfer agreement on 26 January, 2004 subject to the approval of the annual general meetings of both companies. The profit and loss transfer agreement is to correspond with the business year of comdirect private finance AG and will be valid retroactively as of 1 October, 2003.

With an agreement dated 9 January, 2003, comdirect bank AG acquired a holding in WST-Broker GmbH, Frankfurt am Main. WST-Broker GmbH routes customer’s orders to execution on the exchanges with face to face trading on behalf of comdirect bank AG.

Notes to the income statement

(22) Net interest income

€ thousand	2003	2002	Change in %
Interest and dividends from shares and other variable-yield securities held in the “available-for-sale” portfolio	344	1,004	-65.7
Interest income from fixed-income securities held in the “available-for-sale”portfolio and from government-inscribed debt	37,831	35,615	6.2
Other interest income including discount surplus	46,714	62,601	-25.4
Interest income	84,889	99,220	-14.4
Interest on profit-sharing certificates outstanding and subordinated liabilities	1,494	840	77.9
Other interest expenses	26,188	34,484	-24.1
Interest expenses	27,682	35,324	-21.6
Total	57,207	63,896	-10.5

(23) Provision for possible loan losses

The provisions of the comdirect bank group break down as follows:

€ thousand	2003	2002	Change in %
Allocations to provisions	-2,762	-3,485	-20.7
Write-back of provisions	2,904	1,556	86.6
Direct write-downs	-122	-118	3.4
Income received on written-down claims	15	10	50.0
Total	35	-2,037	-101.7

(24) Net commission income

€ thousand	2003	2002	Change in %
Securities transactions	81,339	75,659	7.5
Payment transactions	1,640	1,406	16.6
Other commissions	128	77	66.2
Total	83,107	77,142	7.7

(25) Income/loss from investments and securities portfolio

Under the net result on investments and securities portfolio, the disposal proceeds and the gains and losses on “available-for-sale” securities, claims not originated by the bank, investments, investments in associated companies and holdings in subsidiaries which have not been consolidated are shown.

€ thousand	2003	2002	Change in %
Result on “available-for-sale” securities portfolio	4,574	1,200	281.2
Result on disposals and measurements of investments, investments in associated companies and holdings in subsidiaries	186	0	—
Total	4,760	1,200	296.7

All the investments, investments in associated companies and holdings in subsidiaries which have not been consolidated were subjected to an impairment test as of 31 December, 2003. Overall no relevant adjustments occurred.

(26) Administrative expenses

The comdirect bank group’s administrative expenses consist of personnel costs, other administrative expenses, and depreciation on office furtniture and equipment, and also on other intangible assets.

Personnel costs

€ thousand	2003	2002	Change in %
Wages and salaries	26,273	32,263	-18.6
Compulsory social-security contributions	4,113	5,555	-26.0
Expenses for pensions and other employee benefits	1,287	903	42.5
Total	31,673	38,721	-18.2

Breakdown of expenses for pensions and other employee benefits

€ thousand	2003	2002	Change in %
Costs of company pension scheme	1,280	900	42.2
Contributions to Versicherungsverein des Bankengewerbes a. G. (BVV)	7	3	133.3
Total	1,287	903	42.5

Other administrative expenses

€ thousand	2003	2002	Change in %
Marketing costs	12,364	14,530	-14.9
Communication costs	4,042	10,792	-62.5
Consulting costs	9,396	8,956	4.9
External services	17,942	23,477	-23.6
Sundry operating expenses	20,553	18,402	11.7
Total	64,297	76,157	-15.6

The expenses for operating lease contracts are considered as rental expenses and included in the sundry operating expenses.

Depreciation of office furniture and equipment and intangible assets

€ thousand	2003	2002	Change in %
Office furniture and equipment	10,989	14,742	-25.5
Intangible assets	5,535	8,518	-35.0
Total	16,524	23,260	-29.0

(27) Other operating result

The other operating result primarily comprises income from recoverable input taxes and income from the writing-back of provisions.

€ thousand	2003	2002	Change in %
Other operating expenses	1,702	1,529	11.3
Payments to settle customers’ complaints/provisions for process risks in Online Investment	795	462	72.1
Losses on the disposal of property, plant and equipment	67	455	-85.3
Sundry expense items	840	612	37.3
Other operating income	8,189	4,446	84.2
Income from recoverable input taxes	1,061	1,361	-22.0
Income from the writing-back of provisions and accruals	4,257	1,228	246.7
Gains on the dispoal of non-current assets	225	498	-54.8
Income from service level agreements	1,327	0	—
Sundry expense items	1,319	1,359	-2.9
Total	6,487	2,917	122.4

(28) Taxes on income

€ thousand	2003	2002	Change in %
Current taxes on income	8,846	102	8,572.5
Deferred taxes	6,895	-8,938	-177.1
Total	15,741	-8,836	-278.1

Taxes on income include deferred tax expenses of €6,566 thousand from the writing-back of capitalised advantages deriving from loss carry-forwards, which were used in business year 2003.

Transitional presentation of taxes on income

€ thousand	2003
Profit from ordinary activities	39,102
multiplied by the German income-tax rate of 37.08%
= Calculated income-tax paid in business year	14,499
- Effects to differing tax rates	356
+ Non-deductible expenses with regard to the sale of holdings	352
+ Non-application of tax losses carried forward	1,599
- Other effects	353
Total	15,741

The income-tax rate selected as a basis for the transitional presentation is made up of the corporate income-tax rate of 26.5% introduced in Germany for 2003, plus the solidarity surcharge of 5.5%, and a rate of 14.5% for trade earnings tax. With the deductibility of trade earnings tax taken into consideration, the German income-tax rate is roughly 37.08%.

Notes to the balance sheet

(29) Cash reserve

Cash reserve includes the following items:

€ thousand	31.12.2003	31.12.2002	Change in %
Cash on hand	139	123	13.0
Balances held at central banks	1,610	5,058	-68.2
Total	1,749	5,181	-66.2

The minimum reserve requirement to be met at the end of December 2003 totalled € 52,389 thousand

(2002: €38,257 thousand).

(30) Claims on banks

		Total		Due on demand		Other claims
€ thousand	31.12.2003	31.12.2002	Change in %	31.12.2003	31.12.2002	31.12.2003	31.12.2002

German banks	1,159,686	1,192,167	-2.7	560,349	657,867	599,337	534,300
Foreign banks	150,748	102,252	—	150,748	95,746	0	6,506
Total	1,310,434	1,294,419	1.2	711,097	753,613	599,337	540,806

Claims on banks include foreign-currency amounts equal to €150,056 thousand (2002: €95,746 thousand).

Claims on banks primarily consist of overnight money and fixed-term deposits (€1,269,398 thousand/2002: €1,293,095 thousand, incl. occurred interest).

(31) Claims on customers

		Total		Due on demand		Other claims
€ thousand	31.12.2003	31.12.2002	Change in %	31.12.2003	31.12.2002	31.12.2003	31.12.2002
Claims on domestic customers	179,339	172,644	3.9	177,941	172,644	1,398	0
Private customers	179,339	172,644	3.9	177,941	172,644	1,398	0
Claims on foreign customers	4,434	2,777	59.7	4,434	2,777	0	0
Private customers	4,434	2,777	59.7	4,434	2,777	0	0
Total	183,773	175,421	4.8	182,375	175,421	1,398	0

All claims on private customers are deemed to be due on demand. Claims on customers include €164,427 thousand (2002: €163,185 thousand) from loans to finance purchases of securities. These claims are loans secured by securities. In view of the concentration of credit risks, we point out that the original loan business is carried out with private customers only. Claims on customers include foreign-currency amounts equal to €440 thousand (2002: €196 thousand).

(32) Provision for possible loan losses

	Individual valuation allowances		Country valuation allowances		Global valuation allowances			Total
€ thousand	31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.12.2003	31.12.2002	31.12.2003	31.12.2002	Change in %
Balance as of 1 January	-6,306	-4,905	0	0	-49	-31	-6,355	-4,936	-28.7
Allocations	-1,744	-3,467	-254	0	-764	-18	-2,762	-3,485	20.7
Deductions	3,351	2,066	0	0	0	0	3,351	2,066	-62.2
of which utilised	447	510	0	0	0	0	447	510	12.4
of which reversals	2,904	1,556	0	0	0	0	2,904	1,556	-86.6
Provision for possible loan losses as of 31 December	-4,699	-6,306	-254	0	-813	-49	-5,766	-6,355	9.3

The adjusted value of non-interest bearing and non-productive claims amounts to €3,808 thousand (2002: €4,339 thousand).

comdirect bank group made a direct write-down of €122 thousand (2002: €118 thousand) and recorded receipts on written-down claims in an amount of €15 thousand (2002: €10 thousand).

The total balance of risk provisions for credit default risks breaks down as:

€ thousand	31.12.2003	31.12.2002
German borrowers	-4,674	-6,236
Foreign borrowers	-25	-70
Total	-4,699	-6,306

(33) Investments and securities portfolio

The item investments and securities portfolio consists of all bonds, notes and other fixed-income securities, shares and other variable-yield securities not held for trading purposes, as well as investments, holdings in subsidiaries not included in the consolidation and claims not originated by the bank – promissory notes.

The financial instruments shown in the investments and securities portfolio are allocated to the category “available-for-sale” and, with the exception of investments and holdings in subsidiaries not included in the consolidation, are valued at market prices.

€ thousand	31.12.2003	31.12.2002	Change in %
Bonds, notes and other fixed-income securities of the “available-for-sale” portfolio	1,816,568	1,012,377	79.4
Money-market instruments	452,437	0	—
issued by public-sector borrowers	0	0	—
issued by other borrowers	452,437	0	—
Bonds and notes	1,364,131	1,012,377	34.7
issued by public-sector borrowers	27,693	24,031	15.2
issued by other borrowers	1,336,438	988,346	35.2
Shares and other variable-yield securities of the portfolio “available-for-sale”	14,668	31,658	-53.7
Investments	0	866	-100.0
Holdings in subsidiaries	27	12,800	-99.8
Claims on customers not originated by the company – promissory notes –	62,599	0	—
Total	1,893,862	1,057,701	79.1

As part of the securities lending business, financial instruments with a total market value of €13,954 thousand were lent as of the balance-sheet date on 31 December, 2003.

In January 2003, comdirect bank AG invested in WST-Broker GmbH, Frankfurt am Main, in the sum of €27 thousand. This company is to be excluded from the consolidation pursuant to IAS 27 since control does not exist.

On 29 August, 2003, Nasdaq Germany suspended trading. The investment in Nasdaq Germany in the amount of €866 thousand was therefore written down at a pro-memoria figure. In this context, comdirect bank AG transferred its holdings in the amount of 7.5% to Bremer Wertpapierbörse Holding AG (BWB) on 11 August, 2003.

The annual general meeting of comdirect bank S.p.A. i.L. declared the winding up of the business as completed on 22 May, 2003. The remaining assets of the company ascertained as part of the final balance of the liquidation was paid out to comdirect as the sole shareholder of comdirect bank S.p.A. i.L. in December 2003, after withdrawal from the Italian commercial register.

(34) Intangible assets

€ thousand	31.12.2003	31.12.2002	Change in %
Other intangible assets	11,905	14,094	-15.5

Changes in intangible assets are shown in the schedule of assets (note 36).

(35) Fixed assets

€ thousand	31.12.2003	31.12.2002	Change in %
Land and buildings	3,309	3,309	0.0
Office and furniture equipment	17,551	24,866	-29.4
Total	20,860	28,175	-26.0

Changes in fixed assets are shown in the schedule of assets (note 36).

(36) Schedule of assets

€ thousand	Land and buildings	Office furniture and equipment
		Software	Other
Book value as of 1 January, 2003	3,309	3,548	21,318
Costs of acquisition/manufacture as of 1 January, 2003	3,309	15,154	58,262
Additions 2003	0	492	3,281
Disposals 2003	0	-71	-1,020
Costs of acquisition/manufacture as of 31 December, 2003	3,309	15,575	60,523
Cumulative write-downs as of 1 January, 2003	0	11,606	36,944
Additions 2003	0	1,852	9,137
Disposals 2003	0	-37	-955
Cumulative write-downs as of 31 December, 2003	0	13,421	45,126
Book value as of 31 December, 2003	3,309	2,154	15,397

€ thousand	Intangible assets	Investments	Holdings in subsidiaries
Book value as of 1 January, 2003	14,094	866	12,800
Costs of acquisition/manufacture as of 1 January, 2003	39,795	11,366	12,800
Additions 2003	3,346	0	27
Disposals 2003	0	-866	-12,800
Costs of acquisition/manufacture as of 31 December, 2003	43,141	10,500	27
Cumulative write-downs as of 1 January, 2003	25,701	10,500	0
Additions 2003	5,535	866	0
Disposals 2003	0	-866	0
Cumulative write-downs as of 31 December, 2002	31,236	10,500	0
Book value as of 31 December, 2003	11,905	0	27

Additions to write-downs in business year 2003 relate to extraordinary write-downs of €604 thousand, that were made as part of the website relaunch. These are included in office furniture and equipment and intangible assets of the group.

(37)	Tax assets

Tax assets break down as follows:

€ thousand	31.12.2003	31.12.2002	Change in %
Claims on the tax authorities from income taxes	0	8,512	-100.0
Deferred tax claims	0	3,189	-100.0
Total	0	11,701	-100.0

Deferred tax claims and liabilities are netted out, since they are both due to the same tax authority. As a result, we show deferred tax claims in business year 2003 (see also note 42).

Deferred tax claims were created in connection with the following balance-sheet items:

€ thousand	31.12.2003	31.12.2002
Provision for possible loan losses	0	1
Investments and securities portfolio	0	-2,361
Intangible assets	0	-4,796
Fixed assets	0	162
Provisions	0	3,617
Equity	0	6,566
Total	0	3,189

The domestic income-tax rate used to compute deferred taxes is composed of the applicable tax rates effective in Germany for corporate income tax (25.0%), which is valid again beginning in 2004, plus the solidarity surcharge (5.5%) and the trade tax (12.7%) taken together. This yields a domestic income-tax rate of 35.7%.

(38) Other assets

€ thousand	31.12.2003	31.12.2002	Change in %
Deferred items	2,790	3,111	-10.3
Sundry assets	6,523	5,825	12.0
Total	9,313	8,936	4.2

Other assets break down as follows:

€ thousand	31.12.2003	31.12.2002
Claims on group companies	882	4,709
Claims on affiliated companies	14	9
Other	5,627	1,107
Total	6,523	5,825

(39) Liabilities to banks

	Total			Due on demand		Other liabilities
€ thousand	31.12.2003	31.12.2002	Change in %	31.12.2003	31.12.2002	31.12.2003	31.12.2002
German banks	0	1,926	-100.0	0	1,926	0	0
Foreign banks	0	12,987	-100.0	0	12,987	0	0
Total	0	14,913	-100.0	0	14,913	0	0

(40) Liabilities to customers

		Total		Due on demand		With agreed maturity or withdrawal period
€ thousand	31.12.2003	31.12.2002	Change in %	31.12.2003	31.12.2002	31.12.2003	31.12.2002
Liabilities to domestic
private customers	2,577,648	1,822,191	41.5	1,600,471	1,749,450	977,177	72,741
Liabilities to foreign
private customers	197,143	126,489	55.9	182,773	123,982	14,370	2,507
Total	2,774,791	1,948,680	42.4	1,783,244	1,873,432	991,547	75,248

Foreign-currency amounts equal to €143,237 thousand (2002: €85,067 thousand).

Through the German banks’ depositor protection fund of the German banking association Bundesverband deutscher Banken e. V., Cologne, each customer of comdirect bank AG is insured for deposits of up to €163 million. In addition, comdirect bank AG is a member of Entschädigungseinrichtung deutscher Banken GmbH.

(41) Provisions

€ thousand	31.12.2003	31.12.2002	Change in %
Provisions for pensions and similar commitments	3,520	2,470	42.5
Other provisions	15,036	18,638	-19.3
Total	18,556	21,108	-12.1

The changes in provisions for pensions were as follows:

€ thousand	as of	Utilised/ change	Depreciation	Allocation	as of
	1.1.2003				31.12.2003
Pension expectations of active employees	2,470	0	0	1.050	3,520

The allocations to pension provisions in 2003 break down as follows:

Service cost:	€983 thousand
Interest cost:	€162 thousand
Cost arising from changes in actuarial assumptions:	€74 thousand
Assets to be offset:	-€169 thousand

In business year 2003, comdirect bank AG made the first allocation to the assets of Commerzbank Pension-Trust e.V. In accordance with IAS 19, we set off these assets in the current values to be agreed upon against the allocations to the pension provisions.

Actuarial gains and losses are amortised over three years (2003: €74 thousand).

Parameters	31.12.2003	31.12.2002	31.12.2001
Calculatory interest rate	5.50%	5.75%	5.75%
Changes in salaries	3.25%	2.75%	3.00%
Changes in pensions	1.25%	1.50%	1.50%

Changes in other provisions:

€ thousand	as of	Utilised/ change	Depreciation	Allocation	as of
	1.1.2003				31.12.2003
Provisions for staff	2,753	2,699	24	3,123	3,153
Provisions for anniversary bonuses	40	0	0	5	45
Provisions for non-income-related taxes	542	0	0	18	560
Provisions for contingent losses	8,162	1,678	1,920	3,641	8,205
Provisions for restructuring	6,455	6,081	0	1,124	1,498
Other provisions	686	362	245	1,496	1,575
Total	18,638	10,820	2,189	9,407	15,036

Provisions for staff mainly relate to provisions for bonuses. The provisions for staff will probably be used in the 2004 financial year.

Changes in provisions for contingent losses break down as follows:

€ thousand	as of	Utilised/ change	Depreciation	Allocation	as of
	1.1.2003				31.12.2003
Implementation of the com one programme for the future	6,318	1,346	1,911	0	3,061
Products & Advertising	0	0	0	3,641	3,641
Restructuring	1,507	4	0	0	1,503
Other	337	328	9	0	0
Provisions for contingent losses	8,162	1,678	1,920	3,641	8,205

The scale of the contingent losses for the implementation of the com one programme for the future and for products & advertising were measured on the basis of the information about expected expenses that was available when the financial statements were prepared.

(42) Tax liabilities

Tax liabilities are comprised as follows:

€ thousand	31.12.2003	31.12.2002	Change in %
Current tax liabilities	6,005	0	—
Provisions for income taxes	6,005	0	—
Deferred tax liabilities	1,365	0	—
Total	7,370	0	—

Deferred tax claims and liabilities are netted out, since they are both due to the same tax authority. As a result, we show deferred tax claims in business year 2003 compared to business year 2002 (see also note 37).

Deferred tax liabilities were created in connection with the following balance-sheet items:

€ thousand	31.12.2003	31.12.2002
Provision for possible loan losses	-7	0
Investments and securities portfolio	1,312	0
Intangible assets	4,304	0
Fixed assets	-260	0
Provisions	-2,951	0
Equity	-1,033	0
Total	1,365	0

The domestic income-tax rate used to compute deferred taxes is composed of the applicable tax rates effective in Germany for corporate income tax (25.0%), which is valid again beginning in 2004, plus the solidarity surcharge (5.5%) and the trade tax (12.7%) taken together. This yields a domestic income-tax rate of 35.7%.

(43) Subordinated capital

€ thousand	31.12.2003	31.12.2002	Change in %
Subordinated liabilities	6,391	6,391	0.0
of which: maturing within two years	6,391	0	—
Profit-sharing certificates outstanding	10,226	10,226	0.0
of which: maturing within two years	10,226	0	—
Total	16,617	16,617	0.0

Subordinated liabilities meet the requirements of supplementary capital as defined by Art. 10, (5a) of the German Banking Act (KWG). The claims of creditors to repayment of these liabilities are subordinated to those of other creditors.

As end-2003, we held the following subordinated liabilities:

Start of maturity	Amount € thousand	Interest rate per 31.12.2003	Maturity date	Issuer
1996	6,391	3.66%	2006	Commerzbank AG

The interest rate on subordinated liabilities was fixed for the first three years of the term to maturity. Currently, the interest rate is adjusted annually for a one-year interest-rate period.

During the business year, comdirect bank AG incurred interest expenses on subordinated liabilities of €234 thousand (2002: €227 thousand).

The subordinated liability in the amount of €6,391 thousand was cancelled by mutual agreement in accordance with the agreement to revoke a debt dated 17 December, 2003 on the expiration of 31 December, 2003. After expiration of 31 December, 2003, the subordinated liability was reduced. With a letter dated 8 December, 2003, the Bundesanstalt für Finanzdienstleistungsaufsicht, the German financial authority, approved this reduction pursuant to Art. 10 (5a), sentence 5, KWG.

As of the end of business year 2003, we held the following profit-sharing certificates

Start of maturity	Amount € thousand	Interest rate per 31.12.2003	Maturity date	Issuer
1998	10,226	6.00%	2006	Commerzbank AG

During the business year, comdirect bank AG incurred interest expenses on profit-sharing certificates of €1,260 thousand (2002: €613 thousand).

Interest from profit-sharing certificates outstanding is paid only insofar as such payments do not lead to an accounting loss. In the case of such a situation, interest payments are to be made in the following business years. The claims of the holders of the profit-sharing certificates are subordinated to the claims of other creditors.

The profit-sharing certificate in the amount of €10,226 thousand was cancelled by mutual agreement in accordance with the agreement to revoke a debt dated 15 December, 2003 on the expiration of 31 December, 2003. After adoption of the financial statements showing a distributable profit, the profit-sharing certificate will be reduced. With a letter dated 2 December, 2003, the Bundesanstalt für Finanzdienstleistungsaufsicht, the German financial authority, approved this reduction pursuant to Art. 10 (5), sentence 4, KWG.

(44) Maturities, by remaining lifetime

		Remaining lifetimes as of 31.12.2003
€ thousand	Total	Due on demand and unlimited in time	Up to three months	Three months to one year	One to five years	More than five years
Claims on banks	1,310,434	711,097	354,337	185,000	60,000	0
Claims on customers	183,773	182,375	1,398	0	0	0
Bonds, notes and other fixed-income securities of the “available-for-sale” portfolio	1,816,568	0	51,261	537,197	1,132,062	96,048
Claims on customers not originated by the bank – promissory notes –	62,599	2,113	0	0	60,486	0
Total	3,373,374	895,585	406,996	722,197	1,252,548	96,048
Liabilities to banks	0	0	0	0	0	0
Liabilities to customers	2,774,791	1,783,244	751,053	237,852	2,642	0
Subordinated capital	16,617	0	16,617	0	0	0
Total	2,791,408	1,783,244	767,670	237,852	2,642	0

		Remaining lifetimes as of 31.12.2002
€ thousand	Total	Due on demand and unlimited in time	Up to three months	Three months to one year	One to five years	More than five years
Claims on banks	1,294, 419	753,613	207,147	211,220	122,439	0
Claims on customers	175,421	175,421	0	0	0	0
Bonds and notes held in the “available-for-sale” portfolio	1,012,377	0	127,563	188,317	584,148	112,349
Total	2,482,217	929,034	334,710	399,537	706,587	112,349
Liabilities to banks	14,913	14,913	0	0	0	0
Liabilities to customers	1,948,680	1,873,432	35,857	36,503	2,888	0
Subordinated capital	16,617	0	0	0	16,617	0
Total	1,980,210	1,888,345	35,857	36,503	19,505	0

Time remaining to maturity is considered as the period between the balance-sheet date and the contractual maturity of the claim or the obligation.

(45) Claims on/liabilities to affiliated companies

€ thousand	31.12.2003	31.12.2002	Change in %
Claims on banks	338,495	341,463	-0.9
Liabilities to banks	0	14,913	-100.0
Subordinated capital	16,617	16,617	0.0
Total	355,112	372,993	-4.8

(46) Interest-rate risks

	Interest assets		Interest liabilities		Interest gap € million	Interest differential % points
	€ million	interest in %	€ million	interest in %
Up to one year	2,196	2.72	2,728	1.66	-532	1.06
One to five years	906	3.58	485	3.33	421	0.25
More than five years	59	4.17	0	0.00	59	4.17

	GBP million	interest in %	GBP million	interest in %	GBP million	% points
Up to one year	4	3.65	0	0.00	4	3.65

(47) Number of employees at the end of the reporting period

	Total	31.12.2003 Female	Male	Total	31.12.2002 Female	Male	Change (Total) in %
Employees at the end of the reporting period	589	276	313	922	450	472	-36
In Germany	512	254	258	859	431	428	-40
Abroad	77	22	55	63	19	44	22
At comdirect bank AG	503	253	250	859	431	428	-41
of which:
in the call centre	184	101	83	366	184	182	-50
in the back office	133	93	40	225	154	71	-41
in other areas	186	59	127	268	93	175	-31

The details listed above with regard to our employees include both full-time and part-time personnel.

(48) Income statement of comdirect bank group according to IFRS/IAS on a year-to-year comparison

€ thousand	01.01. to 31.12.2003	01.01. to 31.12.2002	01.01. to 31.12.2001	01.01. to 31.12.2000
Interest income	84,889	99,220	138,621	121,046
Interest expenses	27,682	35,324	64,538	63,329
Net interest income before provisions	57,207	63,896	74,083	57,717
Provision for possible loan losses	35	-2,037	-2,074	-1,966
Net interest income after provisions	57,242	61,859	72,009	55,751
Commission income	96,686	79,024	96,957	192,656
Commission expenses	13,579	1,882	3,939	1,793
Net commission income	83,107	77,142	93,018	190,863
Trading profit/loss	0	-285	-29	-133
Income/loss from investments and securities portfolio	4,760	1,200	344	0
Administrative expenses	112,494	138,138	224,317	220,951
Personnel costs	31,673	38,721	51,432	43,513
Other administrative expenses	64,297	76,157	144,179	159,162
Marketing costs	12,364	14,530	55,356	59,148
Communication costs	4,042	10,792	16,552	19,929
Consulting costs	9,396	8,956	12,510	22,105
External services	17,942	23,477	28,992	38,675
Sundry operating expenses	20,553	18,402	30,769	19,305
Depreciation on office furniture and equipment and intangible assets	16,524	23,260	28,706	18,276
Other operating result	6,487	2,917	6,659	35
Profit from ordinary activities	39,102	4,695	-52,316	25,565
Extraordinary result and restructuring costs	0	-23,295	-98,264	0
Pre-tax profit/loss	39,102	-18,600	-150,580	25,565
Taxes on income	15,741	-8,836	10,077	23,371
After-tax profit/loss	23,361	-9,764	-160,657	2,194
Profit/loss attibutable to minority interests	0	0	0	484
Net profit/loss	23,361	-9,764	-160,657	2,678

(49) Income statement of comdirect bank group according to IFRS/IAS on a quarterly comparison

	2003
€ thousand	Q1	Q2	Q3	Q4
Interest income	20,854	19,566	18,883	25,586
Interest expenses	5,484	3,925	4,071	14,202
Net interest income before provisions	15,370	15,641	14,812	11,384
Provision for possible loan losses	-370	-247	0	652
Net interest income after provisions	15,000	15,394	14,812	12,036
Commission income	18,720	24,208	28,085	25,673
Commission expenses	2,793	3,207	3,817	3,762
Net commission income	15,927	21,001	24,268	21,911
Trading profit/loss	0	0	0	0
Income/loss from investments and securities portfolio	775	2,224	492	1,269
Administrative expenses	27,961	28,351	24,689	31,493
Personnel costs	8,101	7,934	6,808	8,830
Other administrative expenses	16,126	16,434	13,667	18,070
Marketing costs	3,031	2,439	2,661	4,233
Communication costs	1,697	858	778	709
Consulting costs	2,038	1,972	880	4,506
External services	4,832	4,420	3,820	4,870
Sundry operating expenses	4,528	6,745	5,528	3,752
Depreciation on office furniture and equipment and intangible assets	3,734	3,983	4,214	4,593
Other operating result	957	98	1,938	3,494
Profit from ordinary activities	4,698	10,366	16,821	7,217
Extraordinary result and restructuring costs	0	0	0	0
Pre-tax profit/loss	4,698	10,366	16,821	7,217
Taxes on income	2,275	4,164	6,093	3,209
After-tax profit/loss	2,423	6,202	10,728	4,008
Net profit/loss	2,423	6,202	10,728	4,008

€ thousand	2002
	Q1	Q2	Q3	Q4
Interest income	25,110	25,592	24,821	23,697
Interest expenses	8,457	8,916	9,698	8,253
Net interest income before provisions	16,653	16,676	15,123	15,444
Provision for possible loan losses	-130	-37	-296	-1,574
Net interest income after provisions	16,523	16,639	14,827	13,870
Commission income	22,592	17,964	19,621	18,847
Commission expenses	648	62	557	615
Net commission income	21,944	17,902	19,064	18,232
Trading profit/loss	-169	-116	0	0
Income/loss from investments and securities portfolio	318	530	308	44
Administrative expenses	38,911	33,459	33,201	32,567
Personnel costs	11,249	9,533	10,343	7,596
Other administrative expenses	22,129	18,025	17,102	18,901
Marketing costs	3,868	3,319	3,475	3,868
Communication costs	3,603	2,385	1,968	2,836
Consulting costs	1,984	2,130	3,226	1,616
External services	6,233	6,030	5,244	5,970
Sundry operating expenses	6,441	4,161	3,189	4,611
Depreciation on office furniture and equipment and intangible assets	5,533	5,901	5,756	6,070
Other operating result	593	742	812	770
Profit from ordinary activities	298	2,238	1,810	349
Extraordinary result and restructuring costs	0	0	-31,967	8,672
Pre-tax profit/loss	298	2,238	-30,157	9,021
Taxes on income	2,118	134	-9,910	-1,178
After-tax profit/loss	-1,820	2,104	-20,247	10,199
Net profit/loss	-1,820	2,104	-20,247	10,199

(50)	Segment reporting by business lines

€ thousand	1.1. to 31.12.2003
	comdirect online	comdirect offline	Group management/ consolidation/ others	comdirect bank group total
Net interest income before provisions	57,184	23	0	57,207
Provision for possible loan losses	35	0	0	35
Net interest income after provisions	57,219	23	0	57,242
Net commission income	83,094	13	0	83,107
Trading profit/loss	0	0	0	0
Income/loss from invesments and securities portfolio	4,760	0	0	4,760
Administrative expenses	109,044	4,209	-759	112,494
Other operating result	7,217	29	-759	6,487
Profit/loss from ordinary activities	43,246	-4,144	0	39,102
Extraordinary result and restructuring costs	0	0	0	0
Pre-tax profit/loss	43,246	-4,144	0	39,102
Taxes on income	14,828	-1,033	1,946	15,741
After-tax profit/loss	28,418	-3,111	-1,946	23,361
Net profit/loss	28,418	-3,111	-1,946	23,361

Acquisition costs of segment	6,385	734		7,119
Depreciation on segment assets	16,507	17		16,524

Cost/income ratio	71.6%	6,475.4%		74.2%

Segment income	195,252	89	-782	194,559
Segment expenses	152,006	4,233	-782	155,457
Segment assets	3,383,978	1,839	-1,765	3,384,052
Segment debt	2,776,556	0	-1,765	2,774,791

Allocation to the segments is based on the business lines of the comdirect bank group. Determination of the business lines was carried out in compliance with IAS 14 and its principles of materiality. A comparative presentation is not available for the primary reporting since comdirect private finance AG did not begin operations until 1 October, 2003.

(51)	Segment reporting by geographical markets

€ thousand	1.1. to 31.12.2003
	comdirect Germany	comdiret Europe without Germany	Group management/ consolidation/ others	comdirect bank group total
Net interest income before provisions	54,157	3,050	0	57,207
Provision for possible loan losses	35	0	0	35
Net interest income after provisions	54,192	3,050	0	57,242
Net commission income	76,764	6,343	0	83,107
Trading profit/loss	0	0	0	0
Income/loss from invesments and securities portfolio	4,760	0	0	4,760
Administrative expenses	98,620	13,874	0	112,494
Other operating result	6,487	0	0	6,487
Profit/loss from ordinary activities	43,583	-4,481	0	39,102
Extraordinary result and restructuring costs	0	0	0	0
Pre-tax profit/loss	43,583	-4,481	0	39,102
Taxes on income	15,741	0	0	15,741
After-tax profit/loss	27,842	-4,481	0	23,361
Net profit/loss	27,842	-4,481	0	23,361

Acquisition costs of segment assets	7,119	0		7,119
Depreciation on segment assets	14,411	2,113		16,524
Cost/income ratio	69.4%	147.7%		74.2%

Segment income	183,742	10,817		194,559
Segment expenses	140,159	15,298		155,457
Segment assets	3,233,552	150,500		3,384,052
Segment debt	2,631,559	143,232		2,774,791

Segment reporting by geographical markets

€ thousand	1.1. to 31.12.2002
	comdirect Germany	comdirect Europe without Germany	Group management / consolidation / others	comdirect bank group total
Net interest income before provisions	63,639	1,760	-1,503	63,896
Provision for possible loan losses	-2,037	0	0	-2,037
Net interest income after provisions	61,602	1,760	-1,503	61,859
Net commission income	73,828	3,314	0	77,142
Trading profit/loss	-285	0	0	-285
Income/loss from invesments and securities portfolio	1,200	0	0	1,200
Administrative expenses	122,128	16,010	0	138,138
Other operating result	2,949	-32	0	2,917
Profit/loss from ordinary activities	17,166	-10,968	-1,503	4,695
Extraordinary result and restructuring costs	-48,830	0	25,535	-23,295
Pre-tax profit/loss	-31,664	-10,968	24,032	-18,600
Taxes on income	-8,836	0	0	-8,836
After-tax profit/loss	-22,828	-10,968	24,032	-9,764
Net profit/loss	-22,828	-10,968	24,032	-9,764

Acquisition costs of segment assets	7,313	1,789	0	9,102
Depreciation on segment assets	20,991	2,269	0	23,260
Cost/income ratio	87.2%	317.5%	—	96.2%

Segment income	177,972	5,936	-1,503	182,405
Segment expenses	162,006	16,904	0	178,910
Segment assets	2,430,426	95,941	0	2,526,367
Segment debt	1,878,527	85,066	0	1,963,593

(52) Other liabilities

Rental and leasing agreements concluded by comdirect bank group will lead to expenses of €5,553 thousand during 2004 business year, €3,242 thousand for each of the years 2005 to 2008, and €2,037 thousand as of the year 2009.

(53) Off-balance-sheet commitments

€ thousand	31.12.2003	31.12.2002	Change in %
Contingent liabilities
from guarantees and indemnity agreements
Leasing guarantees	81	0	—

(54) Letter of comfort

On the part of comdirect bank AG, letters of comfort were submitted for comdirect private finance AG, a fully-owned subsidiary of comdirect bank AG, vis-à-vis insurance companies with which comdirect private finance AG has concluded product delivery agreements.

comdirect bank AG therein obliges itself to the benefit of comdirect private finance AG that the company, as subsidiary of comdirect bank AG, will be managed and financially endowed and will remain endowed in such a manner that at all times it is able to meet in a timely manner its possible obligations of repayment of commissions and fees resulting from the brokerage of insurance business stemming from the commission and fee agreements with the insurance companies.

This letter of comfort is in effect until a profit and loss transfer agreement is concluded between comdirect bank AG and comdirect private finance AG. It is valid at most until 31 December, 2005.

These letters of comfort are subject to the laws of the Federal Republic of Germany. Place of jurisdiction is Hamburg, Federal Republic of Germany.

comdirect private finance AG started operating activites on October 1, 2003. As a consequence, the principle of materiality was applied in this case.

No additional letters of comfort were submitted for comdirect private finance AG or for other subsidiaries consolidated in the financial statements and special purpose vehicles.

(55) Corporate Governance Code

comdirect bank AG submitted the Declaration of Compliance pursuant to Art. 161 of the German Stock Corporation Act

(AktG) and has made it permanently available to the shareholders at the website www.comdirect.de.

(56) The company's boards

Supervisory Board

Martin Blessing	Angelika Kierstein
Frankfurt am Main	Quickborn
Chairman of the Supervisory Board	Chairman of Staff Council
Member of the Board of Managing Directors	of comdirect bank AG
of Commerzbank AG,	Commercial employee
Frankfurt am Main
Dr. Eric Strutz
Klaus Müller-Gebel	Frankfurt am Main
Frankfurt am Main	CFO of Commerzbank AG,
Deputy Chairman of the Supervisory Board	Frankfurt am Main
Member of the Supervisory Board	(Appointment to member of the Board of
of Commerzbank AG,	Managing Directors of Commerzbank AG
Frankfurt am Main	as of 1 April, 2004)

Rainer Beaujean	Maria Xiromeriti
Darmstadt	Quickborn
Member of the Board of Managing Directors	Deputy Chairman of Staff Council
of T-Online International AG,	of comdirect bank AG
Darmstadt	Commercial employee

Board of Managing Directors

Dr. Achim Kassow, CEO
Dr. Andre Carls
Hans-Joachim Nitschke (until 6 November, 2003)

(57) Remuneration and loans to board members

The following remuneration was paid to members of the Board of Managing Directors and members of the Supervisory Board:

€ thousand	31.12.2003	31.12.2002	Change in %
Board of Managing Directors	1,559	961	62
of which: non-variable	1,188	700	70
of which: variable	371	261	42

Supervisory Board	23	23	0
of which: non-variable	23	23	0
of which: variable	0	0	—
Former members of the Board of Managing Directors	615	200	208

Neither advance payments nor loans were extended. comdirect did not take on any contingent liabilities.

Components with long-term incentive effect

Details on the value of the subscription rights from the stock option programme granted to members of the Board of Managing Directors:

	Number	Value per option €	31.12.2003 Total value € thousand
Tranche 1, subset A	0	0.59	0
Tranche 1, subset B	0	0.00	0

Tranche 2, subset A	6,750	0.73	5
Tranche 2, subset B	6,750	0.00	0

Tranche 3, subset A	32,500	0.73	24
Tranche 3, subset B	32,500	3.66	119

Tranche 4, subset A	45,000	0.00	0
Tranche 4, subset B	45,000	0.00	0

Total tranches	168,500		148

As of the balance-sheet date, no exercise window existed for any of the tranches.

To determine a value as per the balance-sheet date of the subscription rights from the stock option programme, we met the following assumptions:

1.)	The exercise price of the option is the XETRAclosing price of the comdirect bank share on 30 December, 2003 of €7.33
2.)	The final quotation of the Prime Financial Services Price Index is 285.22.

Holdings

Name	Domicile	Share of capital held in %		Equity in thousand
comdirect ltd	London/United Kingdom	100.0	GBP	9,857
comdirect nominee ltd	London/United Kingdom	100.0	GBP	(1.00)
comdirect private finance AG	Quickborn/Germany	100.0	EUR	5,000
WST-Broker GmbH	Frankfurt am Main/Germany	54.0	EUR	50

Quickborn, 16 February, 2004
The Board of Managing Directors

Dr. Achim Kassow	Dr. Andre Carls

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the years ended 31 December 2002 and 2001

COMDIRECT BANK AKTIENGESELLSCHAFT

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF DECEMBER 31, 2002 AND 2001

INCOME STATEMENT OF
COMDIRECT BANK GROUP
ACCORDING TO IAS (UNAUDITED)

	Notes	1.1.-31.12.2002	1.1.-31.12.2001

		(€ thousand)	(€ thousand)
INCOME STATEMENT
Interest income		99,220	138,621
Interest expenses		35,324	64,538
Net interest income before provisions	(21)	63,896	74,083
Provision for possible loan losses	(22)	(2,037)	(2,074)
Net interest income after provisions		61,859	72,009
Commission income		79,024	96,957
Commission expenses		1,882	3,939
Net commission income	(23)	77,142	93,018
Trading profit/loss	(24)	(285)	(29)
Result from financial investments		1,200	344
Administrative expenses	(25)	138,138	224,317
Other operating result	(26)	2,917	6,659

Profit from ordinary activities		4,695	(52,316)

Extraordinary results and restructuring costs	(27)	(23,295)	(98,264)

Pre-tax profit/loss		(18,600)	(150,580)

Taxes on income	(28)	(8,836)	10,077

After-tax profit/loss		(9,764)	(160,657)

Net loss		(9,764)	(160,657)

Transfer to reserves/Transfer from reserves		9,764	160,657

Consolidated profit/loss		0	0

EARNINGS PER SHARE

		1.1.-31.12.2002	1.1.-31.12.2001

EARNINGS PER SHARE
Net loss	(€ thousand)	(9,764)	(160,657)
Average number of ordinary shares	Shares	140,500,000	140,500,000

Basic earnings per share		€(0.07)	(1.14)

		1.1.-31.12.2002	1.1.-31.12.2001

DILUTED EARNINGS PER SHARE
Net loss	(€ thousand)	(9,764)	(160,657)
Adjustment to the number of ordinary shares issued due to outstanding option rights	Shares	395,349	97,278
Weighted average shares outstanding (diluted)	Shares	140,895,349	140,597,278

Diluted earnings per share		€(0.07)	(1.14)

BALANCE SHEET OF
COMDIRECT BANK GROUP
ACCORDING TO IAS (UNAUDITED)

ASSETS	Notes	as of 31.12.2002	as of 31.12.2001

		(€ thousand)	(€ thousand)
Cash reserve	(29)	5,181	72,005
Claims on banks	(30)	1,294,419	1,684,112
Claims on customers	(31)	175,421	263,728
Provision for possible loan losses	(32)	(6,355)	(4,936)
Trading assets	(33)	0	2,164
Financial investments	(34)	1,057,701	861,212
Intangible assets	(35)	14,094	22,076
Fixed assets	(36)	28,175	45,816
Tax assets	(38)	11,701	9,634
Other assets	(39)	8,936	18,200

Total assets		2,589,273	2,974,011

LIABILITIES AND EQUITY	Notes	as of 31.12.2002	as of 31.12.2001

		(€ thousand)	(€ thousand)
Liabilities to banks	(40)	14,913	0
Liabilities to customers	(41)	1,948,680	2,289,327
Provisions	(42)	21,108	51,351
Tax liabilities	(43)	0	10,444
Other liabilities		24,247	28,162
Subordinated capital	(44)	16,617	16,617
Equity		563,708	578,110
Subscribed capital		140,500	140,500
Capital reserve		367,221	394,327
Retained earnings
Other revenue reserves		55,658	42,200
Revaluation reserve		329	1,083
Consolidated profit/loss		0	0

Total liabilities and equity		2,589,273	2,974,011

STATEMENT OF CHANGES IN EQUITY
OF COMDIRECT BANK GROUP
(UNAUDITED)

	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Consolidated profit/loss	Total 2002	Total 2001

				(€ thousand)
Equity as of 1.1	140,500	394,327	42,200	1,083	0	578,110	739,698

Booking of valuation differences due to swap transactions pursuant to IAS 39	—	—	0	—	0	0	(2,646)
Changes in revaluation reserve pursuant to IAS 39	—	—	0	(754)	0	(754)	1,083
Appropriation of consolidated loss	—	—	0	—	0	0	0
Consolidated profit/loss	—	—	0	—	0	0	(160,657)
Changes in differences arising from currency translation	—	—	(1,635)	—	0	(1,635)	632
Transfer from reserves/allocation to reserves	—	(27,106)	15,093	—	0	(12,013)	0

Equity as of 31.12	140,500	367,221	55,658	329	0	563,708	578,110

CASH FLOW STATEMENT
OF COMDIRECT BANK GROUP
(UNAUDITED)

	1.1.-31.12.2002	1.1.-31.12.2001

	(€ thousand)
Cash and cash equivalents as at the end of the previous period	72,005	515
Cash flow from operating activities	(57,609)	91,321
Cash flow from investing activities	1,043	(7,394)
Cash flow from financing activities	0	(13,069)
Effects from deconsolidation	(8,623)	0
Effects of changes in exchange rates	(1,635)	632

Cash and cash equivalents as at the end of the period	5,181	72,005

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

(3)        Consolidated companies

Apart from the parent company, the consolidated companies consist of one subsidiary, comdirect ltd, London/Great Britain and one special fund, a special purpose entity (SPV) in accordance with SIC-12. comdirect bank AG holds 100% of the shares of comdirect ltd. A detailed presentation of holdings appears on page 71.

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

On 25 February, 2002, the partners of comdirect bank S.p.A., Milan/Italy decided on the liquidation of the company. As a result, the company is to be excluded from the consolidation according to International Accounting Standards.

Also no longer included in the consolidation was comdirect S.A., Paris/France, which was transferred to ProCapital S.A. on 8 April, 2002.

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

When forming comdirect ltd, London/Great Britain, comdirect pledged to ensure compliance with the specific equity capital requirements of that country.

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

______________

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

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

Transitional presentation of taxes on income

2002

(€ thousand)
Profit from ordinary activities	4,695
multiplied by the German income-tax rate of 36.93%
= Recalculated income-tax expenses financial year	1,734
+ Effects of different tax rates on current income taxes and deferred taxes	813
– Effects due to extraordinary results	11,821
+ Other causes	438

Total	(8,836)

(29)     Cash reserve

Cash reserve breaks down as follows:

	31.12.2002	31.12.2001
	(€ thousand)
Cash on hand	123	232
Balances held at central banks	5,058	71,773

Total	5,181	72,005

The minimum reserve requirement to be met at the end of December 2002 totalled €38,257 thousand (2001: €44,756 thousand).

(30)     Claims on banks

	Total		Due on demand		Other claims

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
German banks	1,192,167	1,600,166	657,867	1,098,541	534,300	501,625
Foreign banks	102,252	83,946	95,746	46,446	6,506	37,500

Total	1,294,419	1,684,112	753,613	1,144,987	540,806	539,125

Claims on banks include foreign-currency amounts equal to €95,746 thousand (2001: €39,310 thousand).

Claims on banks primarily consist of overnight money and fixed deposits ( €1,293,095 thousand/2001:

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

The adjusted value of non-interest bearing and non-productive claims amounts to €4,339 thousand. (2001: €4,943 thousand).

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

(35)     Intangible assets

	31.12.2002	31.12.2001

	(€ thousand)
Other intangible assets	14,094	22,076

Changes in intangible assets are shown in the schedule of assets (note 37).

(36)     Fixed assets

	31.12.2002	31.12.2001

	(€ thousand)
Land and buildings	3,309	0
Office and furniture equipment	24,866	45,816

Total	28,175	45,816

Changes in fixed assets are shown in the schedule of assets (note 37).

(37)     Schedule of assets

	Land and buildings	Office furniture and equipment

		Software	Other

	(€ thousand)
Book value as of 1 January, 2002	0	5,637	40,179
Costs of acquisition/manufacture	0	21,198	98,344
Exchange-rate changes	0	0	(434)
Additions 2002	3,309	324	2,523
Disposals 2002	0	(6,368)	(42,171)
Costs of acquisition/manufacture as of 31 December, 2002	3,309	15,154	58,262
Cumulative write-downs as of 1 January, 2002	0	15,561	58,165
Exchange-rate changes	0	0	(92)
Additions 2002	0	2,352	12,390
Disposals 2002	0	(6,307)	(33,519)
Cumulative write-downs as of 31 December, 2002	0	11,606	36,944

Book value as of 31 December, 2002	3,309	3,548	21,318

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

	Intangible assets	Investments	Holdings in subsidiaries

		(€ thousand)
Book value as of 1 January, 2002	22,079	0	0
Costs of acquisition/manufacture	33,739	10,500	0
Exchange-rate changes	(199)	0	0
Additions 2002	6,255	866	12,800
Disposals 2002	0	0	0
Costs of acquisition/manufacture as of 31 December, 2002	39,795	11,366	12,800
Cumulative write-downs as of 1 January, 2002	11,663	10,500	0
Exchange-rate changes	(25)	0	0
Additions 2002	14,063	0	0
Disposals 2002	0	0	0
Cumulative write-downs as of 31 December, 2002	25,701	10,500	0

Book value as of 31 December 2002	14,094	866	12,800

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

(39)	Other assets

	31.12.2002	31.12.2001

	(€ thousand)
Deferred items	3,111	5,693
Sundry assets	5,825	12,507

Total	8,936	18,200

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

Other assets breaks down as follows:

	31.12.2002	31.12.2001

	(€ thousand)
Claims on Group companies	4,709	8,494
Claims on affiliated companies	9	0
Other	1,107	4,013

Total	5,825	12,507

(40)	Liabilities to banks

	Total		Due on demand		Other liabilities

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
German banks	1,926	0	1,926	0	0	0
Foreign banks	12,987	0	12,987	0	0	0

Total	14,913	0	14,913	0	0	0

(41)	Liabilities to customers

	Total		Due on demand		With agreed maturity or withdrawal period

	31.12.2002	31.12.2001	31.12.2002	31.12.2001	31.12.2002	31.12.2001

	(€ thousand)
Liabilities to domestic private customers	1,822,191	2,196,023	1,749,450	2,150,113	72,741	45,910
Liabilities to foreign private customers	126,489	93,304	123,982	92,433	2,507	871

Total	1,948,680	2,289,327	1,873,432	2,242,546	75,248	46,781

Foreign-currency amounts equal to €85,067 thousand (2001: €28,846 thousand).

Through the German banks’ depositor protection fund of the German banking association Bundesverband deutscher Banken e. V., Cologne, each customer is insured for deposits of up to €171m. In addition, comdirect bank AG is a member of Entschadigungseinrichtung deutscher Banken GmbH.

(42)	Provisions

	31.12.2002	31.12.2001

	(€ thousand)
Provisions for pensions and similar commitments	2,470	1,775
Other provisions	18,638	49,576

Total	21,108	51,351

The changes in provisions for pensions developed as follows:

	as of 1.1.2002	Utilised/ change	Depreciation	Allocation	as of 31.12.2002

			(€ thousand)
Pension expectations of active employees	1,775	0	0	695	2,470

The allocations to pension provisions in 2002 break down as follows:

(€ thousand)
Service cost	584
Interest cost	112
Cost arising from changes in actuarial assumptions	(1)

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

Actuarial gains and losses are amortised over three years (2002: €2 thousand).

Parameters	31.12.2002	31.12.2001	31.12.2000

Calculatory interest rate	5.75%	5.75%	6.50%
Changes in salaries	2.75%	3.00%	3.50%
Changes in pensions	1.50%	1.50%	2.00%

Changes in other provisions:

	as of 1.1.2002	Utilised	Reversal	Allocation	as of 31.12.2002

			(€ thousand)
Provisions for staff	2,229	1,985	95	2,604	2,753
Provisions for anniversary bonuses	41	0	1	0	40
Provisions for non-income-related taxes	1,022	480	0	0	542
Provisions for contingent losses	18,336	8,811	7,681	6,318	8,162
Provisions for restructuring	26,602	26,517	9	6,379	6,455
Other provisions	1,346	913	172	425	686

Total	49,576	38,706	7,958	15,726	18,638

Provisions for staff mainly relate to provisions for bonuses. The provisions for staff will probably be used in the 2003 financial year.

Changes in provisions for contingent losses break down as follows:

	as of 1.1.2002	Utilised	Reversal	Allocation	as of 31.12.2002

			(€ thousand)
Provisions for contingent losses	18,336	8,811	7,681	6,318	8,162
Implementation of the com one programme for the future	0	0	0	6,318	6,318
Restructuring	13,992	4,804	7,681	0	1,507
Other	4,344	4,007	0	0	337

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

Terms of subordinated liabilities:

Start of maturity	Amount € thousand	Interest rate per 31.12.2002	Maturity date

1996	6,391	3.06%	2006

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

Terms of the profit-sharing certificates outstanding:

Start of maturity	Amount € thousand	Interest rate per 31.12.2002	Maturity date

1998	10,226	6.00%	2006

During the financial year, comdirect incurred interest expenses on profit-sharing certificates of €613 thousand (2001: €733 thousand). As a net loss is shown, the interest payment for the current profit-sharing right will not be made.

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(45)     Maturities, by remaining lifetimes

	Remaining lifetimes as of 31.12.2002

	Total	Due on demand and unlimited in time	Up to three months	Three months to one year	One to five years	More than five years

	(€ thousand)
Claims on banks	1,294,419	753,613	207,147	211,220	122,439	0
Claims on customers	175,421	175,421	0	0	0	0
Bonds and notes held in the “available for sale” portfolio	1,012,377	0	127,563	188,317	584,148	112,349

Total	2,482,217	929,034	334,710	399,537	706,587	112,349

Liabilities to banks	14,913	14,913	0	0	0	0
Liabilities to customers	1,948,680	1,873,432	35,857	36,503	2,888	0
Subordinated capital	16,617	0	0	0	16,617	0

Total	1,980,210	1,888,345	35,857	36,503	19,505	0

	Remaining lifetimes as of 31.12.2001

	Total	Due on demand and unlimited in time	Up to three months	Three months to one year	One to five years	More than five years

	(€ thousand)
Claims on banks	1,684,112	1,144,987	339,125	50,000	150,000	0
Claims on customers	263,728	263,728	0	0	0	0
Bonds and notes held in the “available for sale” portfolio	840,719	20,873	51,362	163,860	501,083	103,541

Total	2,788,559	1,429,588	390,487	213,860	651,083	103,541

Liabilities to banks	0	0	0	0	0	0
Liabilities to customers	2,289,327	2,242,546	20,052	24,844	1,885	0
Subordinated capital	16,617	0	0	0	16,617	0

Total	2,305,944	2,242,546	20,052	24,844	18,502	0

(46)     Claims on/liabilities to affiliated companies

	31.12.2002	31.12.2001

	(€ thousand)
Claims on banks	341,463	754,471
Liabilities to banks	14,913	0
Liabilities to customers	0	0
Subordinated capital	16,617	16,617

Total	372,993	771,088

(47)     Interest-rate risks

	Interest assets		Interest liabilities		Interest gap	Interest differential

	€ million	interest in %	€ million	interest in %	€ million	% points

Up to one year	2,021	3.69	2,010	1.27	11	2.42
One to five years	361	4.27	434	3.31	(73)	0.96
More than five years	17	4.92	0	0.00	17	4.92

	GBP million	interest in %	GBP million	interest in %	GBP million	% points

Up to one year	7	3.80	0	0.00	7	3.80

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(48)     Number of employees at the end of the reporting period

	31.12.2002	31.12.2001

Group	922	1,291
in Germany	859	1,117
abroad	63	174
At comdirect bank AG	859	1,117
of which:
in the call centre	366	517
in the back office	225	317
in other areas	268	283

(49)     Segment reporting

Segment reporting, by geographical markets in the 2002 financial year:

	comdirect Germany	comdirect Europe, excluding Germany	Group management/ others/ consolidation	comdirect bank group total

	(€ thousand)
Net interest income before provisions	63,639	1,760	(1,503)	63,896
Provision for possible loan losses	(2,037)	0	0	(2,037)
Net interest income after provisions	61,602	1,760	(1,503)	61,859
Net commission income	73,828	3,314	0	77,142
Trading profit/loss	(285)	0	0	(285)
Result from the securities portfolio (available for sale)	1,200	0	0	1,200
Administrative expenses	122,128	16,010	0	138,138
Other operating result	2,949	(32)	0	2,917
Profit/loss from ordinary activities	17,166	(10,968)	(1,503)	4,695
Extraordinary results and restructuring costs	(48,830)	0	25,535	(23,295)
Pre-tax profit/loss	(31,664)	(10,968)	24,032	(18,600)
Taxes on income	(8,836)	0	0	(8,836)
After-tax profit/loss	(22,828)	(10,968)	24,032	(9,764)
Profit/loss attributable to minority interests	0	0	0	0
Net profit/loss	(22,828)	(10,968)	24,032	(9,764)
Acquisition costs of segment assets	7,313	1,789	0	9,102
Depreciation on segment assets	20,991	2,269	0	23,260
Cost-income-ratio	0.8715	3.1753	—	0.9615
Segment income	177,972	5,936	(1,503)	182,405
Segment expenses	162,006	16,904	0	178,910
Segment assets	2,430,426	95,941	0	2,526,367
Segment debt	1,878,527	85,066	0	1,963,593

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
T-Online International AG, Darmstadt

Angelika Kierstein
Quickborn
Chairman of Staff Council of
comdirect bank Aktiengesellschaft
Commercial employee

Maria Xiromeriti
Quickborn
Deputy Chairman of Staff Council of
comdirect bank Aktiengesellschaft
Commercial employee

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

Board of Managing Directors

Dr. Achim Kassow,
Chairman (since 1 June, 2002)
Dr. Andre Carls
Hans-Joachim Nitschke
Bernt Weber (until 31 May, 2002)
Christian Jessen (until 30 June, 2002)

(54)	Shares of comdirect bank AG

Number of shares held by the boards:

	31.12.2002	31.12.2001

Members of the Board of Managing Directors	0	700
Dr. Achim Kassow (since 1 June, 2002)	0	—
Dr. Andre Carls	0	0
Christian Jessen (until 30 June, 2002)	—	200
Hans-Joachim Nitschke	0	0
Bernt Weber (until 31 May, 2002)	—	500
Members of the Supervisory Boards	150	150
Martin Blessing (since 10 May, 2002)	0	—
Klaus-Peter Müller (until 10 May, 2002)	—	0
Klaus Müller-Gebel	0	0
Dr. Eric Strutz (since 10 May, 2002)	0	—
Dr. Franz-Georg Brune (until 10 May, 2002)	—	0
Rainer Beaujean (since 8 October, 2002)	0	—
Burkhard Graßmann (until 1 October, 2002)	—	0
Angelika Kierstein	100	100
Maria Xiromeriti	50	50

The number of options held to subscribe to comdirect bank AG shares breaks down as follows:

	31.12.2002	31.12.2001

Members of the Board of Managing Directors	129,000	90,000
Dr. Achim Kassow (since 1 June, 2002)	40,000	—
Dr. Andre Carls	38,500	13,500
Christian Jessen (until 30 June, 2002)	—	25,500
Hans-Joachim Nitschke	50,500	25,500
Bernt Weber (until 31 May, 2002)	—	25,500
Members of the Supervisory Boards	0	0
Martin Blessing (since 10 May, 2002)	0	—
Klaus-Peter Müller (until 10 May, 2002)	—	0
Klaus Müller-Gebel	0	0
Dr. Eric Strutz (since 10 May, 2002)	0	—
Dr. Franz-Georg Brune (until 10 May, 2002)	—	0
Rainer Beaujean (since 8 October, 2002)	0	—
Burkhard Graßmann (until 1 October, 2002)	—	0
Angelika Kierstein	0	0
Maria Xiromeriti	0	0

COMDIRECT BANK GROUP
NOTES (UNAUDITED) — (Continued)

(55)	Remuneration and loans to board members

The following remuneration was paid to members of the Board of Managing Directors and members of the Supervisory Boards:

	2002	2001

	(€ thousand)
Board of Managing Directors	961	1,290
of which: non-variable	700	794
of which: variable	261	496
Supervisory Boards	23	87

Neither advance payments nor loans were extended. comdirect did not take on any contingent liabilities.

Holdings

Name	Domicile	Share of capital held in %	Equity in thousand

comdirect ltd.	London/United Kingdom	100.0	GBP	9,857
comdirect nominee ltd.	London/United Kingdom	100.0	GBP	(1.00)
comdirect bank S.p.A. i.L.	Milan/Italy	100.0	EUR	12,800

Quickborn, 14 February, 2003
The Board of Managing Directors

Dr. Achim Kassow	Dr. Andre Carls	Hans-Joachim Nitschke