Form 20-F
period 2004-12-31
DEUTSCHE TELEKOM AG
filed 2005-03-15
CIK 946770

QuickLinks -- Click here to rapidly navigate through this document

        As filed with the Securities and Exchange Commission on March 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004
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

        Ordinary Shares, no par value: 4,195,081,597 (as of December 31, 2004)

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

i

Item 7.	Major Shareholders and Related Party Transactions	202
	Major Shareholders	202
	Related Party Transactions	203
Item 8.	Financial Information	206
	Consolidated Financial Statements	206
	Export Sales	206
	Litigation	206
	Dividend Policy	216
	Significant Changes	216
Item 9.	The Offer and Listing	217
	Trading Markets	217
Item 10.	Additional Information	219
	Articles of Association	219
	Exchange Controls	228
	Taxation	229
	German Taxation	229
	U.S. Taxation and U.S.–German Double Taxation Agreement of August 29, 1989	231
	Documents on Display	235
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	235
	Risk Identification and Analysis	235
	Foreign Exchange Rate Risk	236
	Interest Rate Risk	239
	Equity Price Risk	245
	Changes in Market Risk Exposure in 2004 Compared to 2003	246
Item 12.	Description of Securities Other than Equity Securities	246
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	247
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	247
Item 15.	Controls and Procedures	247
Item 16A.	Audit Committee Financial Expert	247
Item 16B.	Code of Ethics	247
Item 16C.	Principal Accountant Fees and Services	248
Item 16D.	Exemptions from the Listing Standards for Audit Committees	249
Item 16E.	Purchases of Equity Security by the Issuer and Affiliated Purchasers	249
PART III
Item 17.	Financial Statements	250
Item 18.	Financial Statements	250
	Report of Independent Registered Public Accounting Firms as of December 31, 2004 and 2003 and for the three years ended December 31, 2004	F-2
	Consolidated Statements of Income for the three years ended December 31, 2004	F-3
	Consolidated Balance Sheets as of December 31, 2004 and 2003	F-4
	Consolidated Statements of Cash Flows for the three years ended December 31, 2004	F-5
	Consolidated Statements of Shareholders' Equity for the three years ended December 31, 2004	F-6
	Statement of Segment Reporting as of December 31, 2004 and 2003 and for the three years ended December 31, 2004	F-7
	Schedule of Consolidated Noncurrent Assets as of December 31, 2004	F-8
	Notes to the Consolidated Financial Statements	F-9
Item 19.	Exhibits	250

ii

DEFINED TERMS

        Deutsche Telekom AG is a corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us," "our" and "group" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

GERMAN GAAP

        Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch, "HGB"), the accounting standards issued by the German Accounting Standards Board ("GASB") and the German Stock Corporation Act (Aktiengesetz), collectively known as "German GAAP". See notes (41) through (44) to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, included in this Annual Report for a description of the principal differences between German GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"), as they relate to us and our consolidated subsidiaries, and a reconciliation of net income and shareholders' equity to U.S. GAAP.

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

        Forward-looking statements generally are identified by the words "expect," "anticipate," "believe," "intend," "estimate," "aim," "plan," "will," "will continue," "seek" and similar expressions. The "Risk Factors" discussion in Item 3, the "Strategy" discussion in Item 4, the "Management Overview" discussion in Item 5 and the "Quantitative and Qualitative Disclosures About Market Risk" discussion in Item 11, in particular, contain numerous forward-looking statements, although such statements also appear elsewhere in this Annual Report.

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

  •
  our ability to secure and retain the licenses needed to offer new and existing services and the cost of these licenses and related network infrastructure build-outs, particularly with respect to our Universal Mobile Telecommunications System ("UMTS" or "3G") and other advanced services;

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

  •
  concerns over health risks associated with the use of wireless mobile devices and other health and safety risks related to radio frequency emissions;

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

  •
  the level of demand in the market for our debt obligations, and for the debt obligations of our subsidiaries and associated companies, and our shares, as well as for assets which we may decide to sell, which may affect our financing and acquisition strategies;

  •
  our ability to achieve cost savings and realize productivity improvements;

  •
  our ability to attract and retain qualified personnel, particularly in light of our cost reduction efforts;

  •
  risks of infrastructure failures or damage due to external factors, including natural disasters, intentional wrongdoing, sabotage, acts of terrorism or similar events;

  •
  the effects of foreign exchange rate fluctuations, particularly in connection with subsidiaries operating outside the euro zone; and

  •
  changes in general economic conditions, government and regulatory policies, new legislation and business conditions in the markets in which we and our subsidiaries and associated companies operate.

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

        World Wide Web addresses contained in this Annual Report are for explanatory purposes only and they (and the content contained therein) do not form a part of and are not incorporated by reference into this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

        Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3. Key Information

SELECTED FINANCIAL DATA

        The following table presents selected consolidated financial and operating information. This selected consolidated financial and operating information should be read together with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto that are included elsewhere in this Annual Report. Unless otherwise indicated, all amounts are provided in accordance with German GAAP.

        The selected consolidated financial information as of and for each of the five years ended December 31, 2000, through 2004, are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft and PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, for the periods ended and at December 31, 2004, 2003, 2002 and 2001, and by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft for the period ended and at December 31, 2000.

Selected Consolidated Financial Data of the Deutsche Telekom Group

	% Change 2004/2003(1)(2)	2004	2003	2002	2001	2000
		(billions of €, except as otherwise indicated)
Income Statement Data
Net revenue	3.7	57.9	55.8	53.7	48.3	40.9
Results from ordinary business activities	n.m.	6.5	1.4	(27.1)	(2.5)	6.4
Net income (loss)	n.m.	4.6	1.3	(24.6)	(3.5)	5.9
Balance Sheet Data
Total assets	(7.1)	107.8	116.1	125.8	164.5	124.2
Debt (in accordance with the consolidated balance sheet)	(23.0)	42.7	55.4	63.0	67.0	60.4
Shareholders' equity	12.2	37.9	33.8	35.4	66.3	42.7
Cash Flow Data(3)
Net cash provided by operating activities	13.9	16.3	14.3	12.5	11.9	10.0
Net cash used for investing activities	n.m.	(4.3)	(2.1)	(10.0)	(5.4)	(27.7)
Net cash provided by (used for) financing activities	n.m.	(12.7)	(5.2)	(3.4)	(4.8)	17.9
U.S. GAAP Data
Net income (loss)	(20.7)	2.3	2.9	(22.0)	0.5	9.3
Shareholders' equity	5.6	47.5	45.0	45.4	73.7	46.1
Total assets	(6.0)	137.2	145.9	149.4	180.7	135.2
Ratios and Selected Data
Investment in intangible assets (excluding goodwill) and property, plant and equipment	(4.8)	(5.9)	(6.2)	(7.9)	(11.2)	(23.5)
Capital expenditures	1.6	(6.1)	(6.0)	(7.6)	(10.9)	(23.5)
Equity ratio (%)(4)	13.8	33	29	28	39	33
Number of employees averaged over the year (full-time employees excluding trainees) (thousands)	(1.5)	248	251	256	242	205
Revenue per employee (thousands of euro)(5)	5.2	234	222	210	199	201
Earnings (loss) per share/ADS in accordance with German GAAP—basic and diluted (euro)(6)	n.m.	1.10	0.30	(5.86)	(0.93)	1.96
Earnings (loss) per share/ADS in accordance with U.S. GAAP—basic (euro)(6)	(21.4)	0.56	0.70	(5.30)	0.14	3.06
Dividend per share/ADS (euro)(7)	n.m.	0.62	—	—	0.37	0.62
Dividend per share/ADS (U.S. dollar)(7)(8)	n.m.	0.85	—	—	0.34	0.53

n.m.—not meaningful

(1)
Change from 2003 to 2004 on the basis of figures expressed in millions.
(2)
In this Annual Report, increases in the size of negative numbers are expressed in percentage terms with negative percentage amounts, and decreases in the size of negative numbers are expressed with positive percentage amounts.
(3)
In accordance with the statement of cash flows.
(4)
The ratio equals total stockholders' equity divided by total assets. Amounts proposed as dividends are treated as short-term debt rather than as equity for purposes of the calculation of this ratio.
(5)
Calculated on the basis of the average number of employees for the year, excluding trainees, apprentices and student interns.
(6)
Based on dividing net income (loss) by the weighted average number of ordinary shares outstanding. The ratio of shares to ADS's (as defined below) is 1:1. Diluted earnings per share in 2004 was EUR 0.55.
(7)
Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid. The proposed 2004 dividend per share amounts are subject to approval by the shareholders at the shareholders' meeting.
(8)
Dividend amounts have been translated into U.S. dollars (using Moneyline Telerate) for the relevant dividend payment date, which occured during the second quarter of the following year, except for the 2004 amount, which has been translated using the applicable rate on December 31, 2004.

Exchange Rates

        Unless otherwise indicated, all amounts in this Annual Report are expressed in euros. Amounts stated in euros appearing in this document for periods prior to December 31, 1998, have been converted from Deutsche marks at the official fixed conversion rate of EUR 1.00 = DM 1.95583.

        As used in this document, "euro," "EUR" or "€" means the single unified currency that was introduced in the Federal Republic of Germany (the "Federal Republic") and ten other participating member states (the "Member States") of the European Union (the "E.U.") on January 1, 1999. "Deutsche mark" or "DM" means the currency that was the lawful currency of the Federal Republic before it was replaced by the euro. "U.S. dollar," "USD" or "$" means the lawful currency of the United States. As used in this document, the term "noon buying rate" refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.3538, which was the noon buying rate on December 31, 2004.

        Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in Item 18 in the notes to the consolidated financial statements under "Consolidation Principles—Foreign Currency Translation."

        So that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows, for the periods indicated, the average, high, low and period-end, noon buying rates for euros, expressed in U.S. dollars per EUR 1.00:

Year or Month	Average(1)	High	Low	Period-End
	(in $ per €)
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2004
September	—	1.2417	1.2052	1.2417
October	—	1.2783	1.2271	1.2746
November	—	1.3288	1.2703	1.3259
December	—	1.3625	1.3224	1.3538
2005
January	—	1.3476	1.2954	1.3049
February	—	1.3274	1.2773	1.3274
March (through March 11, 2005)	—	1.3465	1.3127	1.3465

(1)
The average of the noon buying rates on the last business day of each month during the relevant period.

        On March 11, 2005, the noon buying rate was USD 1.3465 per EUR 1.00.

        Since January 4, 1999, our shares have traded on the German stock exchanges, including the Frankfurt Stock Exchange, in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the German stock exchanges and, as a result, are likely to affect the market price of the Deutsche Telekom American Depositary Shares ("ADSs") on the New York Stock Exchange ("NYSE"). When we declare cash dividends, they are declared in euros, and exchange rate fluctuations affect the U.S. dollar amounts you would receive if you are a holder of American Depositary Receipts ("ADRs") evidencing ADSs upon conversion of cash dividends on the shares represented by your ADSs.

RISK FACTORS

        In addition to the other information contained in this Annual Report, investors in our securities should consider carefully the risks described below. Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks.

        The following discussion contains a number of forward-looking statements. Please refer to the "Forward-Looking Statements" discussion at the front of this Annual Report for cautionary information.

An economic downturn, a substantial slowdown in economic growth or a deterioration in consumer spending could adversely affect our customers' purchases of our products and services, which would have a negative impact on the overall operating results and financial condition in each of our divisions.

        Our business depends on the general economic conditions in Germany, other European countries and the United States. The economic forecasts for Germany for 2005 were revised downward. Following a rise in gross domestic product of 1.6% in 2004, most economic research institutes expect that the growth rate will decline below last year's rate. In all probability, the increase in Germany's gross domestic product will be significantly lower than the average for the euro zone. Although economic growth is expected to slow slightly in the United States, the growth rate should still remain above that of the euro zone. If economic growth proves to be lower than expected, this could have an adverse effect on the level of demand by our individual customers and the willingness of our key business customers to invest in information and communications technology ("ICT"). This could, in turn, jeopardize our growth targets—for example, those relating to multimedia services in mobile communications or additional advanced fixed-network lines, such as DSL ("Digital Subscriber Line") products.

Because we operate in heavily regulated environments, decisions by regulatory authorities may impose significant limits on our flexibility to manage our business and may force us to offer services to competitors as well as reduce the prices we can charge for our products and services, which could have a material negative impact on our revenues and our market shares.

        Unlike many of our competitors, we are subject to strict regulation in many market segments in Germany, particularly in many areas of the fixed network business of our T-Com division. Government agencies have in the past, and will continue in the future to, regularly intervene in the offerings of our products and the pricing of our products. Such regulation places enormous pricing and competitive pressures on us and our ability to generate revenues, as discussed below.

        On June 26, 2004, amendments to the German Telecommunications Act (Telekommunikationsgesetz, the "Telecommunications Act") became effective. Although several changes have been made to the regulatory framework, the precise effects of the amendments to the Telecommunications Act will not be clear until the new regulatory framework and related regulations are issued and interpreted by the German Regulatory Authority for Telecommunications and Post (Regulierungsbehörde für Telekommunikation und Post, the "German telecommunications regulator"). The amendments to the Telecommunications Act include, among others, provisions granting rights to competitors to petition the German telecommunications regulator to compel the commencement of proceedings against us as an "entity with significant market power," and sanctions for violations of the Telecommunications Act, including the disgorgement of profits in certain circumstances.

        Pursuant to the amendments to the Telecommunications Act, the German government approved a draft bill on consumer protection, which will be incorporated into the Telecommunications Act as an Amending Act (Artikelgesetz). Also, the German Federal Ministry of Economics and Labor (Bundesministerium für Wirtschaft und Arbeit, the "Ministry of Economics and Labor") has published draft ordinances on numbering, interception and emergency calls. Certain provisions of current drafts ordinances exceed the objectives stated in the European Union's Universal Service Directive and the

recent amendments to the Telecommunications Act and, if they became law, would lead to considerable compliance and other costs for us.

        In addition, discussions are currently taking place at the European Union to establish an E.U.-wide regime of data retention for law enforcement purposes. According to a draft framework decision, the proposed data storage period would be 12 months. The data retention obligation would apply to communications traffic data, including customer user data and location data, in the areas of traditional telephony (fixed-line and mobile communications) and the Internet (including e-mail, Voice over Internet Protocol ("VoIP") and the World Wide Web). Depending on the final scope and storage period, compliance with this data retention requirement would entail considerable initial investment and recurring annual operating costs for us.

  T-Com (fixed-line telephony networks)

        The German telecommunications regulator considers us, through our T-Com division, to be an "entity with significant market power" in several markets, especially in the fixed-line market. In 2003 and 2004, many decisions of the German telecommunications regulator were implemented to increase competition in the market for local calls and for narrowband and broadband access to the T-Com fixed-line telecommunications network. These regulatory decisions have had a significant effect on the level of competition in the markets for local calls and local access to our fixed-line network, and will continue to have a negative impact on T-Com's market shares, revenues and margins in these markets. T-Com's market share in these markets is expected to continue to decline.

        In addition, the German telecommunications regulator intends to address other markets that are not currently subject to regulatory approval (e.g., virtual private networks) or are currently emerging (e.g., VoIP). VoIP is an emerging market for nomadic voice telephony services that are based on the Internet and are no longer depend on specific customer telephone lines. Nevertheless, the German telecommunications regulator is considering including VoIP in the market for telephone services at fixed locations, and therefore treating it in the same way as conventional telephone services for the purpose of regulation (e.g., price regulation).

        Additional market regulation is expected to intensify competition on the German market and will therefore put pressure on our revenues and the cost structure of our fixed network business. In particular, if regulatory measures allow DSL lines to be "unbundled" (separated) from telephone lines, this could substantially increase the price pressure on, and competition faced by, our fixed network business.

        We are also subject to the laws and regulations of other countries where we or our affiliates have fixed-line network operations, primarily in Central and Eastern Europe. The business impact of increased regulation on our subsidiaries in Central and Eastern Europe will depend on the way in which national regulatory authorities use their newly acquired powers and the extent to which our competitors take advantage of regulatory decisions designed to foster increased competition.

        With their entry into the European Union on May 1, 2004, Hungary and Slovakia have had to implement the new E.U. regulatory framework for electronic communications. In Macedonia, a new telecommunications act is expected to be adopted during 2005. Secondary telecommunications legislation (i.e., regulations and administrative decisions) will also be adopted in Croatia and Slovakia in 2005. Furthermore, most of the E.U. market analysis procedures being undertaken in Hungary and Slovakia are expected to be concluded during 2005, with additional regulations likely.

        These legal and regulatory developments could have the effect of reducing the prices we can charge our customers, both for wholesale and retail services. Such developments could also contribute to a loss of market share for us in these countries. In particular, as a result of the market analysis procedures in Hungary and Slovakia, we expect we will be required to decrease our interconnection prices, leading to the development of competition in the fixed network and, thus, adding to the downward pressure on prices in these countries.

  T-Mobile (mobile communications)

        Our mobile communications operations in the United States, Germany, the United Kingdom, the Netherlands, the Czech Republic, Austria, Croatia, Hungary, Slovakia and other countries, are supervised by regulatory authorities in each of these countries. We also expect tightening of regulatory control in the area of mobile communications, with a probable negative effect on pricing and on revenues as a result of a reduction in international roaming and call termination charges. International wholesale roaming, call termination and access, and origination, are defined as separate markets in the regulatory framework. On this basis, national regulatory authorities are required to carry out market investigations and, if necessary, define regulatory remedies in those markets in accordance with E.U. directives. Since termination charges in other countries have been reduced by administrative action, T-Mobile Deutschland and T-Mobile Netherlands have decided to voluntarily lower their termination charges. These voluntary and administrative actions have led, and may continue to lead, to lower revenues for our mobile communications operations in the future.

        On February 10, 2005, the E.U. Commission opened formal proceedings against, among others, T-Mobile Deutschland. The E.U. Commission alleges that T-Mobile Deutschland has been charging excessive wholesale roaming tariffs for calls of foreign visitors in its network during the period from 1997 to 2003. T-Mobile has yet to respond to these allegations. Should the E.U. Commission decide to uphold its preliminary findings, it may impose significant fines on T-Mobile.

        Our telecommunications systems and operations in the United States are regulated primarily by the U.S. Federal Communications Commission ("FCC") and by various other federal, state and local governmental bodies. These and other governmental agencies may also exercise jurisdiction over mobile communications operators. Some U.S. states, through their public utility commissions ("PUCs"), or through other means, have taken actions to regulate various aspects of wireless operations including, for example, customer billing, termination of service arrangements, and advertising. Any of those agencies could adopt regulations or take other actions that could adversely affect our business (for example, the passing of extensive regulations on consumer protection and privacy by the California PUC). If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our mobile telecommunications business in the United States.

  T-Online (Internet access)

        Although the new E.U. regulatory framework for electronic communications does not provide for an extension of sector-specific regulation to the online communications market, there are some indications that the German telecommunications regulator may change its legal approach to the regulation of prices for access to online services in the future. We cannot yet determine what effect, if any, such regulation may have on our T-Online division. Additionally, Internet subscribers are indirectly affected by the regulation of access tariffs, as wholesale costs include charges for telecommunications services that are regulated by the Telecommunications Act.

        For further information regarding the matters discussed above and other aspects of the regulatory environments to which our businesses are subject, see "Item 4. Information on the Company—Regulation" and "Item 8. Financial Information—Litigation."

We face intense competition in all areas of our business, which could lead to reduced prices for our products and services and a decrease in market share in certain service areas, thereby having an adverse effect on our revenues and net income.

  T-Com (fixed-line networks)

        In our domestic German market, fixed-line network voice telephony service revenues have been declining in recent years, due to price reductions imposed by the German telecommunications regulator to increase competition, and also due to customers' substitution of mobile communications for fixed-line usage.

        Although we expect the trends towards broadband and digital access line usage and more valuable access line package tariffs (which include higher fixed monthly payments) to continue to increase, such trends could be adversely affected by the entry of new competitors and by the saturation of existing markets.

        Competition became more intense in 2004, resulting in our continued loss of market share, in particular in the market for local calls. The increase in competition from mobile operators and other fixed-line carriers is expected to continue for the foreseeable future, due to a further decrease in prices, the offering of attractive product bundles for telephone and DSL lines, which include a flat rate for Internet (and in some cases telephone) use by competitors, and other effects, including the increasing acceptance of VoIP services and regulatory actions by the German telecommunications regulator. In addition, some local and regional network operators are expanding their presence to include other major cities and regions. In the future, we could face even tougher competition and lose further market share if our competitors were to consolidate their businesses. Additional substitution effects from mobile communications in particular could also have an adverse effect on our fixed network revenues.

        Each of these developments is expected to continue to erode our market shares and to decrease our revenues and profit margins. For more information, see "Item 4. Information on the Company—Description of Business and Divisions—T-Com" and "Item 4. Information on the Company—Regulation."

  T-Mobile (mobile communications)

        Despite its strong growth in terms of net customer additions, T-Mobile USA still maintains a relatively small market share in the United States compared to other national mobile operators. T-Mobile USA risks a slowing growth rate if it fails to offer a combination of high quality services and value that is superior to that offered by its competitors. The U.S. market has recently witnessed two significant mobile telecommunications mergers, the acquisition by Cingular Wireless LLC ("Cingular Wireless") of AT&T Wireless and Sprint's announcement of its merger with Nextel Communications. Assuming the merger of Sprint and Nextel Communications, the number of T-Mobile USA's nationwide competitors will be reduced to three, all of which are substantially larger than T-Mobile USA, which represents a long-term challenge for T-Mobile USA to effectively compete in pricing, products, coverage and introduction of new technologies and services. Intense competition also exists with respect to various regional operators. T-Mobile USA has agreed with Cingular Wireless to end their network sharing joint venture and to acquire the GSM ("Global System for Mobile Communications") network in California and Nevada.

        In most of our European markets, competition based on handset subsidies has diminished, but competition based on price, subscription options offered, application offerings, coverage and service quality remains intense. As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention and increasing the quality and value of existing customers. Accordingly, if we are unable to offer increased quality and services, our market share and revenues may not increase as expected in our growth plans. In addition, competition in the European mobile telecommunication market has been intensified by the introduction of Europe-wide services. In the past, competition was primarily on a national level. Globally, the mobile telecommunications industry has been undergoing consolidation in recent years, which may also increase competitive pressure.

        For more information, see "Item 4. Information on the Company—Description of Business and Divisions—T-Mobile."

  T-Systems (information and communication technology)

        In its capacity as a provider of solutions covering the entire value chain of information and communications technology, T-Systems is subject to risks associated with the general and regional economies of its customers and the willingness and ability of its customers to invest in information and communications technology services and products. Additionally, the current economic climate has resulted in a decrease in prices and longer sales cycles, which for T-Systems has resulted in lower revenues, lower margins and less predictability of revenue growth.

        In addition, the growth potential of our T-Systems division may be constrained by its limited international presence in terms of brand recognition in certain specific countries compared to some of our other competitors who may be more established in such markets, especially as this relates to maintaining and increasing business with multinational companies outside of Germany. For more information, see "Item 4. Information on the Company—Description of Business and Divisions—T-Systems."

  T-Online (Internet access)

        In addition to the risk of more intense competition as a result of possible decisions by the German telecommunications regulator with regard to broadband access, T-Online's competitive position will be affected by pricing, network speed and reliability, services offered, customer support and its ability to be technologically adept and innovative. In addition, we expect that T-Online's competitors will pursue new broadband customers aggressively. In the market for portal services and content, competition is also intense due to low barriers to entry. Increased competition may have the effect of reducing T-Online's market share and revenues. For more information, see "Item 4. Information on the Company—Description of Business and Divisions—T-Online" and "Item 4. Information on the Company—Regulation."

Spectrum capacity may become a limiting factor to T-Mobile USA's growth in the United States.

        T-Mobile USA's capacity and coverage expansion is dependent on its ability to acquire additional spectrum licenses, which are granted by the FCC or otherwise regulated by the FCC if acquired from third-party operators. The failure to obtain sufficient capacity and spectrum coverage would have a material adverse impact on the quality of services in the United States, and on T-Mobile USA's ability to provide future services in some markets. T-Mobile USA could experience negative operational effects, e.g., reduced growth in customers and revenues, due to a lack of capacity in specific markets. The recent sale of mobile spectrum by Nextwave has shown that spectrum is becoming more expensive in the United States, which can result in increased capital expenditures beyond currently anticipated levels.

We may realize neither the expected level of demand for our products and services, nor the expected level or timing of revenues generated by those products and services, as a result of lack of market acceptance, technological change or delays from suppliers, which could adversely affect our cash flows.

        As a result of rapid technological progress and the trends towards technological convergence, there is a danger that new and established technologies or products may not only complement one another, but in some cases they may even substitute for one another. An example of this is VoIP, a technology that is already established in the business customer market. VoIP has now reached the consumer market as well and has the potential to reduce our market share and revenues in the fixed-line business.

        In Europe, the acquisition of UMTS licences is the basis for the introduction of "third-generation" mobile communications. Return on these investments is very much dependent on increased usage and revenues, especially in mobile data applications, by customers. Services and applications are being developed directly by T-Mobile or in cooperation with third parties. As a consequence of the uncertainties surrounding T-Mobile's ability to timely introduce new products and services and the market's acceptance thereof, T-Mobile's revenues and return on investment may be negatively affected, including possible write-downs of the value of UMTS or other licenses.

        In addition, there is a risk that we will not succeed in making customers sufficiently aware of existing and future value-added services or creating customer acceptance of these services. These risks exist, in particular, with respect to our anticipated future growth drivers in the mobile communications area (e.g., mobile data services provided via UMTS or other technologies) and in the fixed-line communications area (e.g., broadband and DSL).

        T-Systems' business model is focused on implementing major projects in the telecommunications, media & utilities, manufacturing, services, finance and public industry sectors. These projects are subject to contractual agreements that could give rise to extensive customer claims with respect to warranties, damages or contractual penalties where the service provided by T-Systems is deemed to be unsatisfactory. For more information, see "Item 4. Information on the Company—Description of Business and Divisions—T-Systems."

A shareholder lawsuit could delay the merger of T-Online International AG and Deutsche Telekom AG; A court valuation proceeding could lead to further cash payments by Deutsche Telekom AG.

        Our planned merger with T-Online International AG will become effective once the merger is entered into the commercial register for Deutsche Telekom at the local court in Bonn, which may take place only after the entry of the merger into the commercial register for T-Online at the local court in Darmstadt and the entry of the implementation of the capital increase for purposes of the Merger in the commercial register for Deutsche Telekom.

        The effectiveness of the merger could be delayed if a shareholder lawsuit is brought against any of the requisite shareholder resolutions approving the merger. After the merger of Deutsche Telekom and T-Online has become effective, former T-Online shareholders who have received Deutsche Telekom shares in the merger may bring a court valuation proceeding to examine the merger exchange ratio set forth in the merger agreement. If the court concludes that the merger exchange ratio was too low from the point of view of former T-Online shareholders, we would be obliged to make supplementary cash payments to all shareholders entitled to initiate a valuation proceeding.

        In addition, T-Online investors who do not wish to hold Deutsche Telekom shares may sell the Deutsche Telekom shares they receive or expect to receive in the merger, which could put downward pressure on the market price of our shares.

        For more information, see "Item 5. Operating and Financial Review and Prospects—Management Overview."

Our involvement in the Toll Collect consortium in Germany entails a range of risks for us, which could have a considerable negative impact on our net worth, financial position and results of operations.

        Toll Collect, a consortium consisting of Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. ("Cofiroute"), has developed an innovative system for the collection of toll charges for the use of the German highway system by heavy vehicles.

        Although the Toll Collect system successfully began operations on January 1, 2005, there is still a risk that the system will be subject to operational difficulties, including the timely addition of further system features for the next phase of development or otherwise, which could have a negative impact on our net worth, financial position and results of operations. Our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the amounts we have invested because of risks associated with the financial guarantees we have issued in relation to Toll Collect. These risks include the possibility of contractual penalties due to disruptions in operations, claims for damages and losses of revenue from the project, as well as unanticipated expenses. Additionally, our involvement in the Toll Collect project could have a negative effect on our image if certain of these risks materialize.

        Due to the significant delay of the start of operations, which was initially scheduled for August 31, 2003, the Federal Republic (on September 8, 2004) provided us with notice that it had initiated arbitration proceedings, asserting claims for damages against DaimlerChrysler Services AG and Deutsche Telekom AG, and against the consortium through the joint venture partnership, Toll Collect GbR. Although the outcome of arbitration proceedings is difficult to predict with certainty, we have not established a reserve with respect to damages or any additional contractual penalties claimed by the Federal Republic (except with respect to certain legal expenses), including with respect to claims relating to subcontractor agreements and delays in the construction of infrastructure, because we believe the claims presented in the arbitration notice are unsustainable. However, an adverse deceision in the arbitration proceeding could result in the payment by us of substantial penalties and damages.

        For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Investments—Guarantees and Commitments" and "Item 8. Financial Information—Litigation."

Failures in our planned reduction and restructuring of staff levels could negatively affect our financial objectives and profitability.

        In 2004, we established a service center and an installation company as subsidiaries of Vivento (the group's internal service provider for human resources and business). Large-scale projects are being developed as a supplementary measure to create temporary employment opportunities for employees transferred to Vivento, and to open up additional placement opportunities. Where possible, employees who are to be transferred out of existing positions are to be employed productively in other business areas rather than being transferred to Vivento. The success of these measures is crucial for progress in staff restructuring within the Deutsche Telekom group.

        A considerable proportion of our staff in Germany is protected against dismissal as a result of the status of certain employees as civil servants or under statutory provisions and collective bargaining agreements. As part of recently concluded employment negotiations, Deutsche Telekom AG and ver.di, the service industry employees' union, agreed on a moratorium that no further measures to reduce staffing levels would be implemented in 2005. Additional discussions must occur prior to any determinations with respect to reduction of staffing levels in 2006. These general conditions pose a major challenge for the implementation of staff downsizing measures.

Future workforce adjustment measures may be taken throughout our group companies, for example, the recently announced "Save for Growth" program in the mobile communications sector, in the business customer sector (T-Systems Business Services) and in certain of our Central and Eastern European subsidiaries.

        There is still a risk that our planned staff reductions and workforce management goals may not be achieved, which might jeopardize our targets to reduce personnel costs and other operating expenses and thus negatively affect our financial objectives.

        For more information, see "Item 4. Information on the Company—Description of Business and Divisions—Group Headquarters and Shared Services" and "Item 6. Directors, Senior Management and Employees—Employees and Labor Relations—Other Employees."

Alleged health risks of wireless communications devices have led to litigation affecting T-Mobile, and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations and, thus, adversely affect the financial condition and results of operations of our mobile communications services business.

        Media reports have suggested that radio frequency emissions from wireless mobile devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organization (WHO) has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards, nor is it expecting any serious dangers to arise in the future—although it does recommend continued research due to the ongoing scientific uncertainty.

        Whether or not such research or studies conclude there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless mobile devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a material adverse effect on our or T-Mobile USA's results of operations.

        T-Mobile USA is subject to current, and potential, litigation relating to these health concerns. Several amended class action lawsuits have been filed in the United States against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial money damages as well as injunctive relief. The defense of these lawsuits may divert management's attention, and T-Mobile USA may be required to pay significant awards or settlements and incur significant expenses in defending these lawsuits.

        We do not know whether legislators, regulators or private litigants will refrain from taking other actions adverse to our business, based on the purported health-related risks associated with radio frequency emissions, which may result in significant costs and may adversely affect the financial condition and results of operations of our mobile communications services businesses.

        In addition, T-Mobile could be subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving. Any such litigation, legislation or adverse publicity may result in additional costs and loss of revenues in our T-Mobile division.

        For more information, see "Item 8. Financial Information—Litigation."

System failures due to natural or man-made disruptions could result in reduced user traffic and reduced revenues and could harm our reputation and results.

        Our technical infrastructure (including our network infrastructure for fixed-line network services and mobile telecommunications services) may be damaged or disrupted by fire, lightning, flooding and other calamities, technology failures, human error, terrorist attacks, hacker attacks and malicious actions, and other similar events. Although we believe we have taken certain measures to guard against such problems, we cannot be certain they will be effective under all circumstances. Damage or disruption to our infrastructure may result in reduced user traffic and reduced revenues, increased costs, and damage to our reputation.

        Although we attempt to minimize these risks by employing a large number of measures, including backup systems and protective systems such as firewalls, virus scanners, and building security, we cannot be certain that these measures are fail-safe and that disruptions or damage will not occur that may materially impact our operations.

We are continuously involved in disputes and litigation with regulators, competitors and private parties. The ultimate outcome of such legal proceedings is uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

        We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. We cannot guarantee that the ultimate outcome of such legal proceedings will not have a material adverse effect on our results of operations or financial condition.

        For information concerning some of the litigation in which we are involved, see "Item 8. Financial Information—Litigation." For information concerning our regulatory environment, see "Item 4. Information on the Company—Regulation."

Future sales of our shares by the Federal Republic or the KfW-Bankengruppe (formerly Kreditanstalt für Wiederaufbau) may adversely affect the trading prices of our shares and ADSs.

        Continuing its policy of privatization, the Federal Republic (which owns, together with the KfW-Bankengruppe ("KfW"), approximately 38% of our outstanding shares) has announced that it intends to further reduce its holdings of equity interests in 2005, including shares in Deutsche Telekom AG, in a manner that does not disrupt capital markets and with the involvement of KfW. For shareholders, there is a danger that the sale of a significant volume of our shares by either the Federal Republic or KfW, or speculation to this effect on the markets, could have a negative short-term impact on the price of our shares.

Exchange rate and interest rate risks have had, and may continue to have, an adverse effect on our revenue development.

        We are exposed to currency risks related to our international business activities. Generally, our treasury department hedges currency risks that may have a negative impact on our cash flows. However, such currency risks may have a negative impact on our results of operations when amounts in local currencies are translated into euro, particularly in connection with U.S. dollar- and British pound sterling-denominated results.

        For more information with respect to the impact of exchange rate and currency translation, see "Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations."

        We are also exposed to interest rate risks, primarily in the euro, U.S. dollar and British pound sterling currencies. Interest rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due on indebtedness in each of these currencies. Once per year, our Management Board (Vorstand) specifies ratios of fixed and variable debt in these three currencies. Our treasury department then takes appropriate measures, using derivative instruments and other measures, to implement the interest-risk management decisions of the Management Board.

        For more information about our hedging activities and interest rate and market risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Developments in the telecommunications sector have resulted, and may in the future result, in substantial writedowns of the carrying value of certain of our assets.

        We review on a regular basis the value of each of our subsidiaries and their assets. In addition to our regular annual valuations, whenever indications exist (due to changes in the economic, regulatory, business or political environment) that goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. Additionally, the conversion to International Financial Reporting Standards ("IFRS") will result in the cessation of scheduled amortization of goodwill and licenses, which may increase the risk of volatility in our earnings as a result of possible unscheduled write-downs. The recognition of impairments of tangible, intangible and financial assets could cause us to take large, non-cash charges against net income, which could lead to a reduction in the trading price of our shares and ADSs.

        For more information, please see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates."

Identification of significant deficiencies or material weaknesses as a result of our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of our internal control over financial reporting may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

        Commencing with our annual report for the year ending December 31, 2006, we will include a report from our management relating to its evaluation of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404.") As a consequence of systems and procedures currently being implemented in order to comply with these requirements, we may uncover circumstances that may be determined to be significant deficiencies, material weaknesses or other reportable conditions. Although we intend to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in our internal control structure, which may involve significant effort and expense, we may also be required to disclose such situations in our public reports prior to the effectiveness of our obligations under Section 404 and whether or not such situation has been remediated. Additionally, depending on the nature and extent of any identified significant deficiency or material weakness, we may also be required to restate previously issued financial statements. Each of such actions may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

ITEM 4. Information on the Company

INTRODUCTION

        The legal and commercial name of our company is Deutsche Telekom AG. We are a private stock corporation organized under the laws of the Federal Republic of Germany. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

HISTORICAL BACKGROUND

        Historically, the provision of public telecommunications services in Germany has been a state monopoly, as formerly provided in the constitution of the Federal Republic. In 1989, the Federal Republic began to transform the postal, telephone and telegraph services administered by the former monopoly provider into market-oriented businesses and divided the former monopoly into three distinct entities along their lines of business, one of which was our predecessor, Deutsche Bundespost Telekom. At the same time, the Federal Republic also began the liberalization of the German telecommunications market. We were transformed into a private stock corporation at the beginning of 1995.

        The operation of networks (including cable networks) for all telecommunications services, other than public fixed-line voice telephony, was opened to competition in Germany on August 1, 1996, when the new legal framework for the regulation of the telecommunications sector in Germany—the Telecommunications Act—became effective, which was amended in June 2004. As required by the Telecommunications Act, and mandated by the directives of the E.U. Commission, the telecommunications sector in Germany was further liberalized on January 1, 1998, through the opening of the public fixed-line voice telephony services to competition.

        Since then, we have faced intense competition and have been required, among other things, to offer competitors access to our fixed-line network at regulated interconnection rates. For more information on the regulatory effects on competition in our fixed-line business, see "—Regulation."

        Other important events in the development of our business have included:

  •
  the expansion and modernization of the telecommunications infrastructure in the former East Germany in the 1990s;

  •
  the complete digitalization of our German telecommunications network in 1997;

  •
  the expansion of our business into Central and Eastern Europe, through the acquisition in 1993 of a substantial interest in Magyar Tavkoezlesi Rt. ("Matáv"), the Hungarian national telecommunications company, and the acquisition of telecommunications subsidiaries in Slovakia, Macedonia, the Czech Republic and Croatia during 2000 and 2001;

  •
  a joint venture with France Télécom and Sprint from 1996 through 2000, and a cooperation agreement with France Télécom from 1998 through 2000;

  •
  the acquisition of One 2 One (now "T-Mobile UK") in 1999;

  •
  disengagement from our former strategic alliance with France Télécom and Sprint, commencing in 1999;

  •
  the acquisition of debis Systemhaus (now T-Systems' IT Services) in 2000 and 2002;

  •
  the initial public offering of T-Online International AG in 2000;

  •
  the purchase of licenses allowing T-Mobile to operate UMTS wireless networks in Germany, the United Kingdom, Austria and the Netherlands in 2000, and in the Czech Republic in 2001;

  •
  the divestment of our cable television businesses in 2001 and 2003;

  •
  the acquisition of VoiceStream Wireless Corporation ("VoiceStream") and Powertel, Inc. ("Powertel") in 2001 (now "T-Mobile USA");

  •
  the acquisition of Ben Nederland Holding B.V. ("Ben") in 2000 and 2002 (now T-Mobile Netherlands);

  •
  the refocusing of our business on our core divisions and on debt reduction in 2002, 2003 and 2004;

  •
  the acquisition of the remaining 49% of EuroTel Bratislava, a.s. ("EuroTel Bratislava"), through Slovak Telecom, in 2004;

  •
  the proposed statutory merger of T-Online with Deutsche Telekom under the German Transformation Act (Umwandlungsgesetz, the "Transformation Act");

  •
  the full-divestment of shareholdings in European satellite operator SES Global in 2004;

  •
  the reduction of shareholdings in Mobile TeleSystems OJSC ("MTS") in 2003 and 2004; and

  •
  the formation, as of January 1, 2005, of the new strategic business areas, Broadband/Fixed-Network, Business Customers and Mobile Communications, as an evolution from our previous structure, to better serve evolving customer needs; and

  •
  the closing, in January 2005, of the acquisition by T-Mobile USA from Cingular Wireless of certain GSM networks in California and Nevada for USD 2.5 billion, and the related dissolution of the network-sharing joint venture with Cingular Wireless.

        For more information regarding our new strategic business areas ("SBAs"), see "—Strategy—Strategic Realignment." Additional information regarding the foregoing events and developments is contained throughout "Item 4. Information on the Company."

STRATEGY

General Overview

        Our key strategic goal is to become the leading services company in the telecommunications and information technology industry. We intend to build on our position as one of the world's leading connectivity providers of fixed and mobile telecommunications services and we also want to capitalize on our online portal and information technology businesses.

        In 2004, we further reduced debt, increased cash flows and improved our liquidity position. We also accomplished the goals of our "Agenda 2004" program consisting of six cross-divisional initiatives:

  •
  Broadband – we expanded T-DSL penetration in Germany.

  •
  Personnel – we reduced overall headcount and managed to improve placement and employment opportunities through Vivento (our internal personnel services agency).

  •
  Innovation – we generated revenues from new services such as Managed Desktop Services, e-Government solutions and new ICT infrastructure services.

  •
  Quality – we delivered high quality to our customers as confirmed by several customer satisfaction awards won in 2004.

  •
  Efficiency – we further tightened cost controls and realized efficiencies.

  •
  Corporate Customers – we focused on the growth potential for us in the market for serving domestic small and medium sized firms, as well as global accounts.

        Although debt reduction remains an important part of our planning, the measures we took in 2004 provide us now with additional flexibility to make capital expenditures and pursue acquisitions, joint ventures or combinations of businesses on a selective basis, where we perceive real opportunity for profitable growth. Transactions may be conducted using newly issued shares of Deutsche Telekom or shares of our affiliates, cash or a combination of cash and shares, and may individually or in the aggregate be material to us. Discussions with third parties may be commenced, on-going or discontinued at any time or from time to time. For more information, see "Item 5. Operating and Financial Review and Prospects."

Strategic Realignment

        In 2004, we started to execute "DT2005" as an evolutionary development of our strategy. As a key step, as of January 1, 2005, we created three strategic business areas: "Broadband/Fixed Network," "Mobile Communications" and "Business Customers." These changes have been implemented as a result of technological developments, changing industry landscape (including competition) and changing customer needs.

        The formation of these three strategic business areas has resulted in certain internal reorganizations, including, among others:

  •
  Broadband/Fixed Network: Certain T-Systems units—specifically wholesale ("ICSS") and related platforms—have been transferred to the new Broadband/Fixed Network SBA, which includes the operations of T-Com and T-Online. Further, the proposed statutory merger of T-Online International AG into Deutsche Telekom AG is intended to accelerate our broadband strategy. We believe that the "double-play" (access/communications) and "triple-play" (access/communication/entertainment services) approaches are essential to reinforce broadband growth in Germany, particularly in the retail market, and that the integration of our T-Com and T-Online divisions will contribute to the successful growth in this market.

  •
  Mobile Communications: There are no changes in the mobile communications SBA, except that the activities of our Central and Eastern European mobile operations will now be reported in this SBA.

  •
  Business Customers: Business customer activities and certain units of T-Com have been combined with relevant business units from T-Systems. These business units deliver services to small, medium and large business customers and have been transferred to the Business Customers SBA to better serve the continued demand for integrated solutions. T-Systems will be responsible for our Business Customers SBA and has been reorganized into two business units:

  (i)
  "T-Systems Enterprise Services" for global business accounts; and

  (ii)
  "T-Systems Business Services" for small, medium-sized, and large entities.

      Further, the International Carrier Sales and Solutions unit, formerly reported under T-Systems, has been transferred to the Broadband/Fixed Network SBA. Several smaller units have also been transferred between T-Com and T-Systems.

        We believe that this reorganization will support our continued growth and reinforces our goal of continuing to be a leading integrated telecommunications company. This new strategic focus emphasizes the needs of the customer. We believe our new business focus will enable us to respond flexibly to constantly changing market conditions.

SIGNIFICANT SUBSIDIARIES

        The following table shows significant subsidiaries, in terms of revenues, we owned, directly or indirectly, as of December 31, 2004:

Name of Company	Percent Held
T-Mobile Deutschland GmbH ("T-Mobile Deutschland")(1)	100.00
T-Mobile USA, Inc. ("T-Mobile USA")(1)	100.00
T-Mobile Holdings Ltd. ("T-Mobile UK")(2)	100.00
T-Mobile Austria GmbH ("T-Mobile Austria")(3)	100.00
T-Mobile Netherlands B.V. ("T-Mobile Netherlands")(2)	100.00
T-Mobile Czech Republic a.s. ("T-Mobile Czech Republic")(4)	60.77
T-Systems International GmbH ("T-Systems International")	100.00
T-Online International AG ("T-Online International")(6)	73.93
Deutsche Telekom Immobilien und Service GmbH ("DeTeImmobilien")	100.00
GMG Generalmietgesellschaft mbH ("GMG")	100.00
Deutsche Telekom Network Projects and Services GmbH	100.00
Magyar Tavkoezlesi Rt. (Matáv)(7)	59.49
Slovak Telecom, a.s. ("Slovak Telecom")	51.00
HT-Hrvatske telekomunikacije d.d. ("T-Hrvatski Telekom").	51.00

(1)
Indirect shareholding via T-Mobile International AG & Co. KG ("T-Mobile International") (Deutsche Telekom share: 100%).

(2)
Indirect shareholding via T-Mobile Global Holding GmbH (Deutsche Telekom indirect share via T-Mobile International: 100%).

(3)
Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH (Deutsche Telekom indirect share via T-Mobile International: 100%).

(4)
Indirect shareholding via CMobil B.V. (Deutsche Telekom indirect share via T-Mobile International: 92.14%). CMobil B.V. direct share in T-Mobile Czech Republic: 60.77%.

(5)
Indirect shareholding via T-Systems International GmbH (Deutsche Telekom share: 100%).

(6)
We are currently seeking to acquire 100% ownership of T-Online International. As of March 11, 2005, we held approximately 90.14% of the outstanding shares of T-Online. For more information, see "Item 5. Operating and Financial Review and Prospects—Management Overview."

(7)
Indirect shareholding via MagyarCom Holding GmbH (Deutsche Telekom share: 100%).

        Please refer to our consolidated financial statements for a list of our principal subsidiaries. A list of our subsidiaries as of December 31, 2004 is filed as Exhibit 8.1 to this Annual Report.

SEGMENT REVENUE BREAKDOWN

        The following table presents total revenues (the sum of external (net) revenues and inter-segment revenues), net revenues and inter-segment revenues of our segments for the years indicated. For more information regarding revenues on a segment basis, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis."

	For the years ended December 31,
	2004				2003				2002
	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues
	(millions of € except percentages)
T-Com	24,425	42.2	3,389	27,814	25,116	45.0	4,090	29,206	26,491	49.3	4,068	30,559
T-Mobile	24,088	41.6	907	24,995	21,572	38.6	1,206	22,778	18,339	34.2	1,396	19,735
T-Systems	7,238	12.5	3,299	10,537	7,184	12.9	3,430	10,614	6,895	12.8	3,594	10,489
T-Online	1,793	3.1	186	1,979	1,662	3.0	189	1,851	1,391	2.6	193	1,584
Group Headquarters and Shared Services	336	0.6	4,165	4,501	304	0.5	3,964	4,268	573	1.1	3,838	4,411
Reconciliation	—	—	(11,946)	(11,946)	—	—	(12,879)	(12,879)	—	—	(13,089)	(13,089)

Group	57,880	100.0	—	57,880	55,838	100.0	—	55,838	53,689	100.0	—	53,689

DESCRIPTION OF BUSINESS AND DIVISIONS

T-Com

  Principal Activities

        T-Com operates one of the largest fixed-line networks in Europe in terms of channels (defined below). T-Com's principal activities include:

  •
  Network communication services consisting of network access products and calling services;

  •
  Value-added services (special purpose telephony services);

  •
  Data communications services and solutions provided to small- and medium-sized enterprises, including wireless local area networks ("W-LAN") and Internet Protocol ("IP")-based products, such as intranet and extranet solutions, Telecom Design Network ("TDN") and "Company Connect;"

  •
  Terminal equipment, including the distribution of T-Com's own-brand as well as leading IT manufacturers' products;

  •
  Other fixed-line network services, including installation and maintenance services;

  •
  Wholesale services, including interconnection services to other domestic network operators and service providers and "Online Connect" (narrowband and broadband);

  •
  Systems integration, including local area network ("LAN") and communications services, and e-business solutions;

  •
  Other domestic services, including publishing services, customer retention programs and sales channels; and

  •
  Network communications, mobile, wholesale services and online services to certain countries in Central and Eastern Europe, through its subsidiaries: Matáv (Hungary), Slovak Telecom (Slovakia) and T-Hrvatski Telekom (Croatia).

        Most of T-Com's revenues in 2004 were derived from fixed-line network communication services (in the form of access and calling services revenues) provided within Germany. For more information, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis—T-Com."

  Strategic Realignment

        We have recently decided to realign our divisions in light of our view of changing market and technology conditions. In order to better respond to the growth areas in our telecommunications markets, as of January 1, 2005, we have transformed our T-Com business division into a new strategic business area, which integrates the T-Online business unit and the T-Com business unit into a single division. We believe this new strategic focus emphasizes the needs of the individual and small business customer. This concentration of our national and international business and infrastructure management in fixed network is intended to promote the expansion of DSL lines in the mass market. In this context, the introduction of an integrated broadband strategy will include new offerings for voice, Internet and TV services (the "triple-play strategy"). Additionally, in furtherance of this integrated broadband strategy, we have announced the statutory merger of T-Online International AG into Deutsche Telekom AG. For more information relating to this merger, see "Item 5. Operating and Financial Review and Prospects—Management Overview." In addition, the international carrier sales and solutions business of T-Systems has been transferred to T-Com to create an integrated wholesale unit for both domestic and international business.

        For further information, see "—Strategy—Strategic Realignment" and "Item 5. Operating and Financial Review and Prospects—Management Overview."

  Germany

  Network Infrastructure

          Access Network

        T-Com offers ICT (information and communication technology) access for individual customers and business customers. Typically, T-Com customers have access to its network by means of a copper cable that runs from its transmission network into the home or office of the customer. Additionally, T-Com offers its customers access via a fiber-optic network, capable of higher bit rates, and thus increases broadband capacity. The portion of the access network that runs through copper or fiber-optic cables from the transmission network to the customer is commonly referred as the "last mile" or "local loop."

          Transmission Network

        T-Com's transmission network consists of fiber-optic cables enhanced with Wavelength Digital Multiplexing ("WDM") and Synchronous Digital Hierarchy ("SDH") technologies, as well as other network components. WDM uses wavelengths of light to increase the capacity of fiber-optic cables, thereby allowing multiple communication channels. This allows T-Com to increase the capacity of its transmission network without having the need to expanding existing fiber-optic cable. SDH is an international high-speed transmission standard, which improves network management and increases the reliability of fiber-optic networks.

        The following table provides information regarding the length of the copper and fiber-optic cables contained in T-Com's access and transmission networks in Germany at the end of each of the last three years:

Length in km	Copper Cable	Fiber-Optic Cable
2002	1.461 million	0.176 million
2003	1.474 million	0.195 million
2004	1.485 million	0.197 million

        During 2004, T-Com continued to expand its SDH infrastructure. T-Com plans to further extend its use of WDM and SDH and similar technologies in line with the demands of its customers.

          Service Platforms

        T-Com uses its service platforms to enable the provision of voice, data and other value-added services to its customers. IP platforms have recently evolved as important delivery platforms, because they allow T-Com to offer multiple and varied products and services to its individual customers (e.g., browser access to the World Wide Web) and business customers (e.g., Virtual Private Networks ("VPNs") and server connections to the World Wide Web). T-Com also uses asynchronous transfer mode ("ATM") technology, which permits the high-quality transmission of large amounts of data (e.g., VoIP, text, audio and video).

  Network Communication Services

          Network Access Products

        T-Com offers network access to its individual and business customers through a variety of access line packages, which generally include a fixed monthly payment and a variable component based on traffic volume. These access lines can either be standard analog access lines or digital access lines. Digital access lines are also called "ISDN" access lines. In addition, both access line types can be enhanced by increasing broadband capacity through DSL technology, which T-Com markets under the brand name "T-DSL." The different T-DSL products are described below.

        With the exception of T-DSL, since February 1, 2003, regulatory price cap provisions have governed the prices T-Com may charge for its network access products to its customers.

        For more information regarding network access regulation and price cap provisions, see "—Regulation—Regulation in Germany—Network Access" and "—Regulation—Regulation in Germany—Pricing."

  Narrowband Access

        "Narrowband" access customarily signifies a dial-up connection with transmission rates of up to 128 kilobits per second ("kbit/s"), and up to 512 kbit/s using primary multiplexing, which is achieved using ISDN with channel bundling. ISDN and ISDN channels are described below under "T-ISDN Access."

          T-Net Access

        T-Com's standard access voice products are marketed under the brand name "T-Net" and permit the customer to use a single telecommunications channel for voice, data or facsimile transmission at up to 56 kbit/s.

        The following table shows the number of T-Net access lines in operation for the periods presented:

Year	T-Net Access Lines
2002	28.9 million
2003	27.5 million
2004	26.5 million

        The number of T-Net access lines in operation decreased in the period from 2002 to 2004. T-Com expects this trend to continue in the future, primarily due to increased competition and the substitution effect of mobile telephones.

          T-ISDN Access

        T-Com's ISDN access products are marketed under the brand name "T-ISDN" and permit a single customer access line to be used simultaneously to provide multiple products and services, including voice, data and facsimile transmission at 64 kbit/s, which can be increased to 128 kbit/s using channel bundling. Compared to regular voice telephone lines, ISDN technology provides connections with faster transmission rates and increases T-Com's network usage rate.

        T-Com offers two types of T-ISDN access lines: basic and primary. Basic T-ISDN access lines provide two telecommunications channels per access line and are offered to individual as well as business customers. Primary T-ISDN access lines provide 30 telecommunications channels per access line and are offered mainly to business customers.

        The following table shows the number of ISDN access lines and channels in operation for the periods presented:

	ISDN Access Lines
Year			Total ISDN Channels(1)
	Basic	Primary
2002	9.7 million	102,000	22.4 million
2003	10.3 million	98,000	23.6 million
2004	10.5 million	97,000	23.9 million
(1) Calculations based on actual figures.

        Basic T-ISDN access lines increased slightly in 2004 compared to 2003. However, during the second half of 2004, the total number of T-ISDN access lines decreased because of the increasing saturation of the ISDN market and increased competition. Another factor in the decrease in T-ISDN access lines is the T-Com customer migration from ISDN access with DSL to T-Net access with DSL, which ocurred after T-Com harmonized its pricing for DSL. T-Com expects this trend to continue in the future.

  Broadband Access

        "Broadband" access refers to a connection with transmission rates in excess of 128 kbit/s, and which is generally faster than can be achieved with ISDN and channel bundling.

          T-DSL Access

        T-Com offers T-Net and ISDN access lines, enhanced by means of DSL technology, to its individual and business customers at a fixed monthly fee.

        T-DSL connections provide data transfer at a rate of up to three megabits per second ("mbit/s") and is a technical prerequisite for increasing the number of online products and services. In April 2004, T-Com began offering its individual and business T-DSL customers download capacity of 1, 2 or 3 mbit/s as part of its current "1/2/3 Strategy," which is focused on increasing bandwidth connectivity through increasing the number of DSL lines in operation. On April 1, 2004, as part of its T-DSL price harmonization, T-Com increased the price of DSL in combination with T-ISDN and reduced the price of T-DSL in combination with T-Net for existing and new individual customers. In addition, T-Com reduced the prices for its "T-DSL Business" product offerings at the beginning of June 2004.

        The following table provides information on the number of T-DSL lines in operation for the periods presented:

Year	T-DSL Lines
2002	2.8 million
2003	4.0 million
2004	5.8 million	(1)
(1) Includes approximately 246,000 DSL lines provided to wholesale customers for resale.

        For more information regarding DSL resale, see "—Regulation—Regulation in Germany—Network Access—Resale."

        The number of T-DSL lines increased in 2004, and T-Com expects that the number of T-DSL lines will continue to grow with increased Internet usage. Accordingly, T-Com believes that the expected increased demand for high-bandwidth services will result in continued growth in the number of T-DSL lines in operation. Part of this growth is the migration trend from narrowband services to broadband services.

        T-Com offers Asynchronous DSL ("ADSL") technology, which combines a high-speed data download transmission speed with a lower upload transmission speed. T-Com also offers Synchronous DSL ("SDSL") technology to its business customers, which permits high-speed data transmission speeds in both directions. Beginning in 2003, SDSL has been available throughout Germany under the T-DSL Business brand name.

        In addition to obtaining DSL access, individual T-DSL customers have to sign a contract with an Internet Service Provider ("ISP"), such as T-Online, in order to access the Internet. For its business customers using T-DSL, T-Com not only offers DSL access, but also tailor-made ISP services. T-Com, in conjunction with T-Online, has from time to time offered promotional rate plans.

  Calling Services

        Through its network access product offerings described above, T-Com provides comprehensive local and regional calling services, as well as national and international long-distance calling services as well as online access, for individual and business customers who have access to T-Com's fixed-line network. With the exception of the standard T-Net connection, T-Net and T-ISDN offer customers many of the same services, such as three-way calling, call-waiting and caller ID. T-ISDN also offers several features not available to T-Net customers, like a second connection channel, which allows the customer to have three separate telephone numbers and to use the telephone, send or receive faxes and use the Internet all at the same time.

        However, since 1998, T-Com's individual and business customers have been able to choose alternative providers for long-distance and international calls through "carrier pre-selection" (selecting one carrier) and "call-by-call" (selecting a carrier each time a call is made by dialing the carrier's numeric prefix before dialing the telephone number). T-Com's competitors have made considerable inroads into the calling services market. Initially, competitors that did not have their own infrastrucuture benefited from T-Com's infrastructure investments. Since the introduction of element-based pricing however, which began in 2002, T-Com's competitors investing in networks and interconnection points ("ICPs") with T-Com have been able to benefit from favorable pricing conditions. There are currently approximately 100 interconnection agreements with carriers in the long distance and international markets. In addition, carrier pre-selection and call-by-call for the local calling services market in Germany were introduced in April and July 2003, respectively, which has led to a reduction in T-Com's market share in the local calling services market.

        To counter these challenges, T-Com has introduced several new rate plans that are designed to provide customers with reduced rates for an additional monthly fee. For example, in 2004, T-Com introduced the "Call-time 120" rate plan, which allows customers to place calls within T-Com's German fixed-line network for a flat rate for up to 120 minutes. In September 2004, T-Com also introduced the "CountrySelect" rate plan, which provides customers attractive rates for calls to specific international destinations.

        For more information regarding carrier selection regulation, see "—Regulation—Regulation in Germany—Network Access—Carrier Selection."

        Simliar to 2003, additional regulatorily mandated price reductions occurred in 2004. The effects of the most significant pricing measure, which became effective in September 2003, and continued throughout 2004, included a price reduction in the local calling services market.

        On March 1, 2005, T-Com introduced lower prices, higher service levels and simple cost transparency. T-Com's customers can now choose from four flat-rate tariffs: "Call Plus" for infrequent callers, "Call Time" for the average caller, "XXL" for frequent callers and "XXL Freetime" for extra frequent callers. With the CountrySelect option, international calls can be charged per minute. Many extra services, such as "call waiting" and "number suppression" are also available at no charge. The new tariffs are part of T-Com's customer focused marketing strategy.

        For more information about certain of T-Com's new rate plans, see "—Regulation" and "Item 8. Financial Information—Litigation."

  Value-Added Services

        T-Com also offers a range of value-added telephone services for its individual and business customers. These services include: toll-free numbers and shared-cost numbers for customer relationship management, directory-assistance numbers, the provision and administration of directory files, and public payphones.

        Furthermore, T-Com provides contact-routing solutions, primarily to large call center operators and media broadcasting companies. Through its product, "T-Vote Call," T-Com provides media broadcasting companies (largely television and radio stations) the ability to catalogue and switch customer calls to pre-defined locations. This service enables media broadcasters to increase customer participation in their program offerings as well as to measure audience loyalty.

        In the entertainment sector, T-Com's premium-rate services (which use the (0190) and (0900) exchanges) enable information and entertainment packages to be sold and billed automatically by telephone or via the Internet.

        T-Com's new products in the directory-assistance sector include a telephone number search service via Short Message Service ("SMS") text and a directory search service based on telephone numbers.

  Data Communications

        T-Com offers its business customers (including T-Systems) a full portfolio of data communications solutions, which includes the following services:

  •
  Leased lines, which are trunk lines offering high levels of security and pre-defined bandwidths, for the construction and operation of corporate networks. T-Com offers leased lines under the brand names "SFV" and "DDV."

  •
  Telekom Design Networks, which combine data and voice communications products to meet the specific needs of individual and business customers. A wide range of additional services (e.g., consulting, project management, design and re-design of customer networks) are integrated into TDN contracts. These components are the basis for a customized system solution, which can be adjusted based on changing client requirements and new technologies.

  •
  Virtual Private Network products, which connect customer sites within a closed network and include standard solutions as well as individually tailored services for ATM- or IP-based networks. VPN products provide high-speed transmission rates and increased security standards. T-Com has offered VoIP solutions as part of its data communication products (e.g., as part of an

    IP network) to its business customers since 2003. Although T-Com does not currently plan to offer VoIP to its individual customers, it is analyzing the effects of the increase in new ISP VoIP offerings on future data communications and calling services.

  •
  Ethernet products, primarily under the brand names "DDV-M Ethernet 100" and "High Speed Ethernet," which provide T-Com's business customers with innovative, low-priced "plug-and-play" solutions that interconnect customer sites using worldwide Ethernet standards and feature high transmission rates (up to 1 gigabit per second ("gbit/s")).

  •
  Internet solutions, primarily provided through its Company Connect and "IP-Transit" products:

  •
  Company Connect provides a broadband Internet connection and is mainly targeted at mid-sized and large companies. This product includes guaranteed bandwidths from 256 kbit/s to 155 mbit/s and fixed IP addresses.

  •
  IP-Transit offers bandwidths from 2 mbit/s to 2.5 gbit/s and provides worldwide Internet connectivity using multiple connections to different providers simultaneously. Based on this technology, customers achieve very high system stability and independence from a single ISP. IP-Transit is mainly marketed by T-Com, in cooperation with T-Systems, to wholesale services customers and large companies.

  •
  W-LANs, which are an important element of T-Com's broadband strategy. T-Com is increasing the number of W-LAN "HotSpots" in Germany in an effort to enhance the attractiveness of T-DSL by offering Internet access points in public locations. These efforts, which we expect to have a moderate effect on our direct revenue growth in the short- to mid-term, are part of a longer-term effort to increase the penetration of T-DSL products and services. At the end of 2004, T-Com, in conjunction with T-Mobile, had contracts for just over 4,000 HotSpots in Germany, of which approximately 3,500 were already in operation.

  •
  Dedicated customer lines: T-Com's dedicated customer line product offers business customers connections between two customer networks (located up to 50 kilometers apart) with transmission rates of up to 1 gbit/s.

        As of January 1, 2005, T-Com no longer services large business customers. These customers are now serviced by T-Systems. Accordingly, T-Com's data communications product portfolio will be reduced.

  Terminal Equipment

        Through its terminal equipment business, T-Com distributes, for purchase or rent, an extensive range of third-party and T-Com's own-brand telecommunications equipment. Products range from individual telephone sets and facsimile machines, targeted at individual customers, to more complex telephones, private branch exchanges ("PBXs") and complex network systems (including DSL access devices), targeted at business customers.

  Other Fixed-Line Network Services

        T-Com also provides installation, maintenance, hotline, customer consulting, education, software installation and network management services. These services are provided on a standardized basis and, for business customers, on a customized basis.

        T-Com had previously included cable television services in "Other Fixed-Line Network Services." However, in March 2003, T-Com sold its interests in its six regional cable businesses located in

Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Lower Saxony/Bremen, Berlin/Brandenburg, Rhineland-Palatinate/Saarland, Bavaria and Saxony/Saxony-Anhalt/Thuringia. In July 2003, T-Com also sold its remaining 40% interest in the regional cable business in Baden-Wuerttemberg.

  Wholesale Services

        Subject to the constraints imposed by the German telecommunications regulator, T-Com's wholesale services business provides products and services to third-party operators as well as other divisions within the Deutsche Telekom group. The German telecommunications regulator requires that services provided by T-Com to other group companies are not provided at prices lower than those T-Com charges third-party operators (i.e., its competitors).

        T-Com's wholesale services business with other telecommunications carriers involves domestic network operations and service providers. In 2004, the Board of Deutsche Telekom decided to transfer the international carrier sales and solutions business of T-Systems to T-Com. This transfer will have retroactive effect from January 1, 2005, and is currently subject to the approval of the German tax authorities. For information regarding international carrier sales and solutions, see "—T-Systems."

        The wholesale products and services provided to third-party and group customers include:

  •
  Access services: Access to the local loop enables third-party operators to supply their customers with services, for example, telephone or DSL services, using T-Com's infrastructure. These operators lease the access lines running to their end-customers' premises from T-Com. T-Com has set up comprehensive reseller agreements with third-party operators that provide an integrated service combining access and IP services for the end-customers. T-Com's new product, "Resale DSL," has been offered in three speeds since August 2004.

  •
  IP services: T-Com provides Internet transport services for broadband and narrowband service providers ("virtual ISP services") as well as transport services for carrier interconnection. In addition, T-Com offers nationwide access (through its IP backbone) and regional IP access to broadband IP providers with its "ZISP" product (Access for Internet Service Providers). T-Com provides scalable narrowband and broadband Internet transport services to ISPs ("Online Connect"), which allow ISPs to expand their internet platforms based on customer demand.

  •
  Interconnection services: T-Com's interconnection services primarily consist of call origination, and the transit and termination of switched voice traffic. The terms under which T-Com interconnects its telephone network with the networks of other national network operators and service providers are either bilaterally negotiated or imposed by the German telecommunications regulator. At December 31, 2004, T-Com had approximately 100 interconnection carriers; bilateral interconnection agreements existed with a majority of these carriers, while the remaining carrier interconnections were implemented on the basis of an interconnection order from the German telecommunications regulator. During the fourth quarter of 2003, price reductions of an average of 9.5% were ordered by the German telecommunications regulator.

  •
  Leased lines: T-Com offers leased lines with transmission rates ranging from 64 kbit/s to 2.5 gbit/s, which are tailored to fit the needs of specific carrier and mobile service providers. These leased lines may be used for both the transmission of data as well as voice traffic.

  •
  Carrier Service Networks ("CSN"): T-Com offers carriers transmission paths designed to meet their specific needs. These transmission paths generally include transmission rates from 2 mbit/s to 10 gbit/s.

        For more information, see "—Regulation."

  System Integration

          T-LAN

        Systems Integration consists of implementation and support in the area of telecommunications applications, and also includes service solutions for T-LAN and communications networking, wiring and network expansion, as well as E-Business Solutions. In conjunction with the planning and operation of customer computer networks, T-Com also offers LAN and communications services for its customers. In addition, T-Com offers Web hosting products and solutions designed to provide customers with an Internet presence (Web sites) and facilitate e-business transactions.

        E-business products and solutions provided by T-Com are modular in structure, which affords flexibility and ease of use. These products include:

  •
  "eHealthConnect" (connecting doctors and hospitals);

  •
  "eHealthNet" (patient records management);

  •
  "eGovernment" (an electronic process management solution for local and state governments targeted at public administration); and

  •
  "eTraffic" (a solution targeted at integrated traffic control for freight carriers).

  Other Domestic Services

          Publishing Services

        T-Com's activities with respect to publishing services include the sale of marketing and advertising services to small-and medium-sized companies via T-Com's telephone directories. These telephone directories (e.g., DasTelefonbuch, GelbeSeiten, DasÖrtliche) are edited and published in a variety of formats, such as print and CD-ROM, online and mobile devices, in cooperation with local publishers. T-Com receives most of its publishing revenues from advertisements contained in these directories. In recent years, this business has been subject to increasing pressure from competitors and weakness in the German economy. For information regarding legal proceedings relating to directory services, see "Item 8. Financial Information—Litigation."

          Sales Channels

        T-Com offers its products and services through a broad range of sales partners as well as direct and indirect sales channels. T-Com's direct distribution channel includes its "T-Punkt" retail shops, direct sales forces dedicated to either business or retail customers, and online ordering via the Internet. In addition, T-Com provides toll-free numbers that allow customers to obtain information and order products and services.

        T-Com has separate sales units for direct sales to individual and businesses, domestic carrier services and services to network operators and service providers.

        Most of T-Com's terminal equipment sales occur through its T-Punkt outlets, which offer an extensive product portfolio, including T-ISDN and T-DSL business products, and products from T-Online, T-Mobile and third-party manufacturers. T-Com receives commissions for sales of products provided by other Deutsche Telekom divisions. At December 31, 2004, T-Com had 412 T-Punkt outlets in Germany, of which 102 were business outlets. T-Punkt business outlets offer more products and services targeted to businesses (e.g., tailored telecommunication solutions for combined voice and data usage).

  Central and Eastern Europe

  Matáv

        Matáv offers telecommunication services, including fixed-line services, value-added services, mobile communications services, wholesale services, online services and cable television. Matáv offers its services to individual and business customers throughout most of Hungary. T-Com holds a 59.2% equity interest in Matáv, the leading full-service telecommunications service provider (in terms of customers) in Hungary. Matáv also owns T-Mobile Magyarország (formerly "Westel," prior to its re-branding on May 1, 2004, now "T-Mobile Hungary").

          Fixed-Line Services

        Matáv offers a broad range of fixed-line services including network access products, narrowband access products, and calling services. In 2004, Matáv's fixed-line network penetration and the total number of access channels remained flat.

        The following table shows the number of Matáv's standard access lines and ISDN access lines and channels in operation at December 31 of each year presented:

Year	Standard Access Lines	ISDN Access Lines Basic	ISDN Access Lines Primary	Total ISDN Channels(1)
2002	3.0 million	186,000	5,000	537,000
2003	3.0 million	197,000	6,000	565,000
2004	3.0 million	200,000	6,000	572,000
(1) Calculations based on actual figures.

        In 2004, new competitors entered the Hungarian fixed-line market, including Tele2 (using Matáv's fixed-line network) and UPC Magyarország Kft (using parts of its own cable television network). In response to these new competitors, and to fixed-mobile substitution effects, Matáv has promoted several flat-rate packages.

        Matáv also offers data products such as DSL access lines for residential and business customers. Matáv increased its installed base of DSL lines from 104,000 in 2003 to 204,000 in 2004. Matáv expects a continued increase in the number of DSL access lines as a result of market expansion.

          Mobile Services

        T-Mobile Hungary maintained its leading position, with a market share of 46.2%, based on customers as of December, 2004, in an expanding mobile market. The mobile market in Hungary is intensely competitive. T-Mobile Hungary had 4 million customers at December 31, 2004, an increase of 7.1%, compared to 2003.

        On August 31, 2004, the Hungarian National Communications Authority published an auction tender notice for UMTS frequency licenses. T-Mobile Hungary was awarded one of the three licenses sold, which granted it the exclusive right to use one of the Hungarian UMTS frequency blocks for 15 years. The license fee cost a total of HUF 17 billion (approximately EUR 69 million), of which HUF 5.5 billion (approximately EUR 23 million) was paid in December 2004; the remainder is due in two tranches in 2005. Obligations associated with the license include the launch of the services in central Budapest by December 22, 2005, and a 30% population coverage by December 22, 2007. The fulfillment of the licence's requirements will result in additional infrastructure investments.

        Commencing January 1, 2005, results from T-Mobile Hungary will be reported under the T-Mobile division. For more information, see "—Strategy—Strategic Realignment."

          Online Services

        Matáv's Internet subsidiary, Axelero, maintained its leading position among ISPs in the Hungarian market, with a market share of approximately 42% in 2004 in the local dial-up market, which represents a decrease of 2% from 2003, based on number of customers. Axelero had 266,000 customers as of December 31, 2004, an increase of 26.3% customers, compared to 211,000 in 2003.

          Other Investments of Matáv

        Since January 2001, Matáv has held a controlling stake in Stonebridge Communications AD ("Stonebridge"), which owns 51% of the Macedonian telecommunications company, MakTel. MakTel is currently the sole fixed-line operator in Macedonia, with 626,000 access channels, including 14,000 ISDN access lines representing 42,000 ISDN access channels at December 31, 2004. MakTel's exclusive right to offer fixed-line telecommunications services in Macedonia expired at the end of 2004.

        MakTel owns 100% of MobiMak, the country's leading mobile operator (in terms of number of customers) with 0.8 million mobile customers. MobiMak's only competitor, Cosmofon (a subsidiary of the Greek OTE Group), has been operating in Macedonia since June 2003. Commencing January 1, 2005, results from MobiMak will be reported under the T-Mobile division. For more information, see "—Strategy—Strategic Realignment."

          Planned Montenegro Acquisition

        On October 18, 2004, the government of the Republic of Montenegro announced a public tender for the sale of its 51.12% stake in Telekom Crne Gore ("Telekom Montenegro"). On December 22, 2004, T-Com, through its subsidiary, Matáv, submitted a binding offer for Telekom Montenegro, which was approved by the government of Montenegro on March 11, 2005. The purchase price for the shares was EUR 114 million, as well as certain commitments to invest in telecommunications infrastructure. The purchase is also conditional to T-Com commencing a separate tender offer to the minority shareholders of Telekom Montenegro.

          Regulation

        For information regarding Hungarian regulatory issues, see "—Regulation—International Regulation—Hungary."

  T-Hrvatski Telekom

        T-Com owns a 51% equity interest in Hrvatske telekomunikacije d.d., the leading full-service telecommunications service provider in Croatia in terms of revenues, which, on October 1, 2004, was re-branded "T-Hrvatski Telekom," thus emphasizing its connection with the Deutsche Telekom global brand while preserving its local identity. In addition, HT Mobile was re-branded "T-Mobile Hrvatska" ("T-Mobile Croatia").

          Fixed-Line Network

        T-Hrvatski Telekom operates digitalized fixed-line and mobile networks. T-Hrvatski Telekom pursued restructuring and market-repositioning projects from 2003 to 2004, to increase efficiency and customer focus, continue the outsourcing of its non-core business activities, and implement other strategies designed to counter the possible future erosion of its market share by competitors.

        T-Hrvatski Telekom's standard access lines decreased 1.5% in 2004, primarily as a result of a shift of customers from standard access lines to ISDN lines. T-Hrvatski Telekom's DSL customer base also increased in 2004 to 22,000 from 2,000 in 2003.

        The following table shows the number of standard access lines and ISDN access lines and channels in operation at December 31 for each year presented:

Year	Standard Access Lines	ISDN Access Lines Basic	ISDN Access Lines Primary	Total ISDN Channels(1)
2002	1.6 million	77,000	2,000	206,000
2003	1.6 million	109,000	2,000	286,000
2004	1.5 million	124,000	3,000	337,000
(1) Calculations based on actual figures.

          Mobile Services

        In 2003, T-Hrvatski Telekom's mobile business was transferred to its wholly-owned subsidiary, T-Mobile Croatia. T-Mobile Croatia's customer base increased from approximately 1.3 million in 2003 to 1.5 million in 2004, and a mobile market share in terms of customers of 53.7% in 2004, which represents a slight increase over 2003 (52.5%). Due to the entrance of a third mobile operator in 2005, T-Com expects that T-Mobile Croatia's market share will decrease in the future.

        In 2004, the government of Croatia called for tenders for UMTS licenses in Croatia. On November 18, 2004, T-Mobile Croatia was granted a 20-year UMTS license in exchange for HRK 132 million (approximately EUR 18 million). In addition, T-Mobile Croatia must pay an annual license fee of HRK 20 million (approximately EUR 3 million). The fulfillment of the licence's requirements will result in additional infrastructure investments.

        Commencing January 1, 2005, results from T-Mobile Croatia will be reported under the T-Mobile division. For more information, see "—Strategy—Strategic Realignment."

          Online Services

        T-Hrvatski Telekom's online business is the largest Croatian ISP in terms of revenue. T-Hrvatski Telekom's market share based on usage is approximately 70%. T-Hrvatski Telekom's online customers increased to 563,000 in 2004, from 480,000 in 2003. T-Com expects that T-Hrvatski Telekom's online business will be affected by the substitution of standard dial-up access for DSL services, which are expected to increase strongly in the future.

          Other Investments

        T-Hrvatski Telekom directly and indirectly owns a majority equity interest in ERONET Pokretne komunikacije ("ERONET"), the mobile telecommunications service provider in Bosnia and Herzegovina.

          Regulation

        For information regarding Croatian regulatory matters, see "—Regulation—International Regulation—Croatia."

  Slovak Telecom

        In 2000, T-Com acquired a 51% equity interest in the state-owned Slovenské telekomunikácie a.s., the leading full-service telecommunications provider in Slovakia (based on revenues), for a purchase price of EUR 1 billion. On January 15, 2004, Slovenské telekomunikácie a.s. changed its name to "Slovak Telecom a.s.", thus emphasizing its strategic relationship with the Deutsche Telekom global brand. Slovak Telecom offers local, long-distance and international fixed-line telephone services, data communications services, distribution and broadcast of radio and television signals, and through its mobile telecommunications subsidiary, EuroTel Bratislava, mobile services.

        Until December 2004, Slovak Telecom had only a 51% economic interest in the profits and net assets of EuroTel Bratislava. On December 31, 2004, EuroTel Bratislava became a fully consolidated subsidiary of Slovak Telecom.

          Fixed-line network

        Slovak Telecom's fixed-line network penetration and its total number of access channels declined in 2004 due to increased competition from mobile services. Slovak Telecom's number of installed DSL lines increased to approximately 38,000 in 2004 from approximately 4,000 in 2003.

        T-Com believes that the growing broadband and data services market will present an opportunity for Slovak Telecom, and therefore form part of its strategy, which may counter the continuing pressure on the traditional voice segment, the erosion of Slovak Telecom's market share by competitors, the substitution of mobile services for fixed-line services, and pressure from the Slovak telecommunications regulatory authority.

        Slovak Telecom is currently investing in a Next Generation Technologies ("NGN") network. In 2004, Slovak Telecom began to migrate customers from analog fixed-line access and services to digital NGN. Slovak Telecom is planning to switch portions of its network operation over to the new technology.

        The following table shows the number of analog lines and ISDN access lines and channels in operation at December 31 for each year presented:

Year	Standard Access Lines	ISDN Access Lines Basic	ISDN Access Lines Primary	Total ISDN Channels(1)
2002	1.3 million	52,000	1,000	129,000
2003	1.2 million	75,000	1,000	179,000
2004	1.1 million	87,000	1,000	202,000
(1) Calculations based on actual figures.

          Mobile Services

        Currently, there is one other provider of mobile telephony services in Slovakia. EuroTel Bratislava's mobile subscriber base increased from approximately 1.6 million in 2003 to approximately 1.9 million in 2004.

        Commencing January 1, 2005, results from EuroTel Bratislava will be reported under the T-Mobile division. For more information, see "—Strategy—Strategic Realignment."

          Online Services

        As of December 31, 2004, Slovak Telecom's ST Online Internet services customer base increased by 10% to approximately 102,000 in 2004. The number of customers using broadband access increased by 19,000 from 2003 to 23,000 as of December 31, 2004.

          Regulation

        For information regarding Slovakian regulatory matters, see "—Regulation—International Regulation—Slovakia."

  Seasonality

        The business of the T-Com division is not materially affected by seasonal variations.

  Suppliers

        The principal types of equipment purchased by the T-Com division are network components, such as switching systems; transmission systems; access network components and customer premises equipment, such as telephones, fax machines, T-DSL modems and similar items. Although we do not believe T-Com is dependent on any single supplier (due to its multiple-supplier strategy), there may be occasions when a particular product from a particular supplier is delayed or back-ordered. Major suppliers of T-Com are Alcatel SEL AG, Cisco Systems International B.V., Corning Cable Systems GmbH & Co. KG, ECI Telecom GmbH, Lucent Technologies Network Systems GmbH and Siemens AG.

  Dependence on Patents, Licenses, Customers, Industrial, Commercial or Financial Contracts

        We do not believe T-Com is dependent on any patent or other intellectual property right. For a description of patent infringement litigation that is relevant to T-Com's business relating to ATM technology, see "Item 8. Financial Information—Litigation—Other Proceedings." We also do not believe T-Com is dependent on any individual third-party customer, or on any industrial, commercial or financial contract.

        Similar to other fixed-line operators, T-Com is dependent on telecommunications licenses from the governments of the countries in which it operates. For more information, see "—Regulation."

  Competition

  Fixed-Line Network Voice Telephony and Local Access

        Since the full liberalization of the German telecommunications market in January 1998, T-Com has faced intense competition, based primarily on price, in the market for fixed-line network voice telephony. During the last three years, this competition has intensified, particularly in the local and broadband markets.

  Effect of Regulatory Decisions

        In the market for international, domestic long-distance and local calling services, the level of competition is influenced by the fact that we are required to permit other telecommunications companies to interconnect with our fixed-line network at rates that are set by the German telecommunications regulator. As a result, decisions of the German telecommunications regulator regarding the maximum rate that we are permitted to charge for interconnection have a significant impact on the level of competition in the market for fixed-line network voice telephony.

        In 2004, T-Com further reduced prices for local calls as a result of regulatorily mandated price-cap reductions. T-Com's fixed-line network market share, measured by call time in minutes, declined from approximately 61.2% in 2002 to 57.6% in 2003, and continued to fall to 54.0% in 2004.

        For a more detailed discussion of certain regulatory decisions and other competitive factors, see "—Regulation" and "Item 8. Financial Information—Litigation."

  Effect of Investments by Other Companies

        T-Com also faces significant competition in the markets for international and domestic long-distance calls, regional calls and access lines from competitors that have made investments in their own infrastructure, such as Arcor AG & Co., Colt Telecom Group Plc., MCI Worldcom Inc. and BT Group Plc. In addition, national network operators, such as Arcor AG & Co., and local network operators, such as HanseNet Telekommunikation GmbH, KomTel GmbH and NetCologne Gesellschaft fuer Telekommunikation mbH, have made substantial investments in local network infrastructure and compete with T-Com in major urban centers throughout Germany. Furthermore, as prices for mobile telephony decline, local and other calling services, as well as access services, face increasing competition from mobile telephone operators. Additionally, as alternative technologies, such as voice-over-IP, cable broadband and use of the Internet, gain market acceptance, T-Com's fixed-line network telephone usage may be adversely affected.

  Other Fields of Business Activity.

        Although T-Com does not manufacture its own equipment, it does resell telecommunications equipment under its own label. The terminal equipment sector has been open to full competition since 1990 and is characterized by falling prices, low margins, rapid technological innovation and intense competition. The basis for competition in this field is primarily price. T-Com's most significant competitors in this area are Siemens AG, Alcatel S. A., Philips Electronics N. V. and Tenovis GmbH & Co. KG (formerly Bosch Telecom GmbH/Telenorma AG). Most of these competitors are also suppliers to T-Com.

T-Mobile

  Principal Activities

        The principal services offered by the T-Mobile division are digital mobile telephony services based on the mobile telecommunications technology known as GSM and non-voice services such as SMS, MMS (Multimedia Messaging Services) and other data services to residential and business customers based on CSD (Circuit Switched Data), GPRS (General Packet Radio Service) and UMTS technologies. T-Mobile also operates HotSpots, which, taken together with T-Com operated HotSpots, can currently be used by customers in more than 11,500 public locations in Germany, Austria, the Czech Republic, the United Kingdom, the Netherlands and the United States. T-Mobile offers international roaming services for GSM, GPRS and UMTS to its customers through a large number of international roaming agreements with third-party operators, which allow customers to access mobile services while outside their home network service area. The T-Mobile division also sells mobile devices to customers in conjunction with its service offerings.

        Mobile voice and data services are offered both on a prepay basis and on a contract basis. Customers purchase contract services on the basis of fixed monthly fees and pay time-based airtime, and per-message, fees. Some contract service offerings include a limited amount of airtime, data volume or messages in the monthly fee. Prepay services are purchased on the basis of monetary increments that are recorded on the customers' SIM card (Subscriber Identity Module) and then deducted, based on airtime or messaging usage fees as the cards are used. W-LAN services are sold on both a monthly subscription basis and on various usage-based plans.

        Usage fees can vary according to the tariff plan selected by the customer, the day and time when a call is made, the destination of the call, the location where the call originates and, in some cases, other provisions applicable to the tariff plan and whether the called party is also a customer of the same network.

  Global Branding, Integration and Alliances

        T-Mobile is implementing a strategy intended to make its European national operations function more like a single, integrated business across borders. We call this the "One Company Strategy." In addition to rebranding the division's majority-owned mobile telecommunications subsidiaries with the T-Mobile brand, we have developed a functionally integrated business organization in Europe that features a single, shared approach to marketing, technology and network, and sales and service.

        In 2004, our mobile businesses in Hungary and Croatia were re-branded as "T-Mobile Magyarország" and "T-Mobile Hrvatska," respectively.

        In July 2003, T-Mobile entered into the "FreeMove" alliance with Telefónica Móviles in Spain, Telecom Italia Mobile ("TIM") in Italy and Orange S.A. in France. The alliance aims to make mobile services more widely available and seamless in all countries in which the alliance members operate, by cooperating in several key areas, including the development of joint services relating to roaming, voice, and data, and the development and purchasing of mobile devices.

  New Services

        T-Mobile offers services based on a fully integrated network. As an international network operator, T-Mobile has various technologies in place that support the evolution of the network towards the integrated provision of GPRS, UMTS and W-LAN mobile access services. Based on our GSM/GPRS network, which guarantees wide-area coverage, we have added our UMTS and W-LAN services, available today in many major urban centers. The expansion and increased capabilities of our network will enhance existing services and permit the deployment of new services, such as mobile broadband access. Both our UMTS and W-LAN services are constantly being expanded. In the United States we are the leading W-LAN operator, based on the number of operated HotSpots. In addition, T-Mobile has begun to upgrade its GSM/GPRS network to EDGE (Enhanced Data Rates for Global Evolution) technology in particular markets where it is economically justifiable. Besides the United States, this technology is currently being put in place in the Czech Republic.

        T-Mobile believes that it has created one of the world's largest high-speed, transatlantic mobile networks, enabling its customers to use our integrated data services with the best available access speed. In order to offer customers easy, single-SIM card access, T-Mobile offers multi-band mobile devices (i.e., UMTS/GPRS/GSM), in combination with all-network tariffs, which permit a pricing structure that is independent of the particular network used by the customer.

        T-Mobile has made substantial investments in the "next generation" mobile communications standard, UMTS. T-Mobile invested EUR 8.5 billion in UMTS licenses in Germany, EUR 171 million in Austria, EUR 395 million in the Netherlands, EUR 6.6 billion in the United Kingdom and EUR 103 million in the Czech Republic. These investments in licenses do not include the costs of UMTS network build-out in these countries. Through 2004, T-Mobile has invested approximately EUR 350 million in UMTS networks. T-Mobile expects to invest amounts in excess of its 2004 investments during each of the next three years. These investments should enable T-Mobile to meet the minimum coverage requirements established under its UMTS licenses. To reduce costs and increase efficiency, T-Mobile has entered into network sharing agreements with other operators. To date, T-Mobile has met or exceeded all regulatory obligations with respect to its UMTS licenses in the United Kingdom, Germany and Austria. For more information regarding regulatory obligations, and for further details with respect to roll-out requirements and network sharing, see "—Regulation."

  Efficiency Program

        In January 2005, T-Mobile announced an efficiency program, "Save for Growth," for its operations in Germany, the United Kingdom, Austria, the Czech Republic and the Netherlands. The goal of the program is to allow us to save approximately EUR 1 billion in annual operating costs. Approximately half of the expected savings will be redeployed for strategic-growth initiatives. T-Mobile expects that the main drivers of the efficiency program will be more effective purchasing and reductions in subsidies related to mobile devices. In addition, group synergies are expected to help in achieving these goals. T-Mobile also plans to reduce its workforce in Europe by approximately 10%, and has begun negotiations with employee representatives in the respective countries.

  Principal Markets

        The T-Mobile division's principal markets include: Germany, the United States, the United Kingdom, Austria, the Czech Republic, the Netherlands and Poland. As of January 1, 2005, our mobile segment now includes the operations and results of T-Mobile Hungary, T-Mobile Croatia, MobiMak in Macedonia and EuroTel Bratislava in Slovakia, each formerly reported under our T-Com division.

        T-Mobile counts its customers by the number of SIM cards activated. T-Mobile's mobile communications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use our service, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this time, or in the case of payment default or voluntary disconnection, the customers are canceled or "churned." The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Our competitors may calculate their churn rates using methods different from ours. In addition, because we use different calculation methodologies in different jurisdictions, our own churn figures are not comparable across all national operations.

  Germany

        Through T-Mobile Deutschland, we offer mobile communications services to individual and business customers in Germany. At December 31, 2004, T-Mobile Deutschland had approximately 27.5 million customers, compared to approximately 26.3 million customers at December 31, 2003. Of the total customers at December 31, 2004, approximately 13.5 million were contract customers, compared to approximately 12.6 million at December 31, 2003. T-Mobile Deutschland had approximately 14.0 million prepay customers at December 31, 2004, compared to approximately 13.8 million at December 31, 2003.

        T-Mobile Deutschland's total average churn rate for 2004 was 1.5% per month, compared to 1.4% per month in 2003, as a result of increased competition in the German mobile market. However, in the contract customer base, customer retention measures resulted in an average churn rate of 1.1% per month in 2004, which was lower than the 1.4% per month average churn rate in 2003. The churn rate in 2004 excludes disconnections due to migration between customer segments However, T-Mobile Deutschland's churn rate for 2003 includes migration, which led to a higher value in 2003. T-Mobile Deutschland's prepay churn policy is as follows: In the 12 months following activation, a customer can originate calls/data traffic and receive data or voice communication ("phone time"). In the three months following the 12-month period following activation, the customer can only receive data and voice communication ("message time"). After these 15 months the prepay customer is churned—unless the prepay account was topped-up during the 15-month period. In such case, if EUR 15 credit is added to the account, the customer gets 215 days of phone time and three months of message time; with EUR 30 and EUR 50 top-up credits, the churn period is again 12 months plus three months.

  United States

        T-Mobile USA represents the U.S. wireless operations that we acquired in May 2001. Through T-Mobile USA, we offer mobile communications services to individual and business customers in the

United States. At December 31, 2004, T-Mobile USA had approximately 17.3 million customers, as compared to approximately 13.1 million at December 31, 2003. Of the total customers at December 31, 2004, approximately 15.3 million, or 89%, were contract customers, as compared to approximately 11.7 million, or 89%, at December 31, 2003, and approximately 2.0 million were prepay customers, compared to approximately 1.4 million at December 31, 2003.

        T-Mobile USA's average churn rate for 2004 was 3.0% per month, down slightly from 3.1% per month in 2003. The improvement reflects lower prepay customer churn rate, while the average churn rate for contract customers actually increased slightly to 2.6% in 2004 from 2.5% in 2003. During the later part of 2003, T-Mobile USA introduced a number of changes in its prepay service offering that were successful in extending customer tenure and thereby reduced the prepay churn rate. These changes included the extension of expiry periods for low denomination vouchers by up to 30 days which reduced prepay churn in the fourth quarter of 2003 to 6.8% from the 2003 monthly average of 7.6% In addition, T-Mobile USA changed its churn calculation at the beginning of 2004 to a customer usage-based method from a voucher expiry-based method due to the introduction of promotional vouchers with a one year expiry. The new usage-based method assumes a customer has churned if they have no usage, inbound or outbound, over a 90-day period. The 90-day period of no usage was selected in order to maintain a consistent churn rate with the prior voucher expiry-based method, absent changes in customer behavior. The higher average churn rate of our U.S. operations compared to our European operations is primarily a reflection of a higher average churn rate for the U.S. wireless industry compared to Europe. Competitive differences, differences in features and services due to the use of multiple wireless technologies and general differences in consumer behavior between the United States and Europe factor in to the higher industry churn rate seen in the U.S. The churn rate of our U.S. operations is higher than the U.S. industry average due in part to the higher proportion of prepay customers in T-Mobile USA's customer base relative to its U.S. competitors. Prepay customers in the United States typically churn at substantially higher rates than contract customers.

        In May 2004, following the announcement by Cingular Wireless of its pending acquisition of AT&T Wireless Service, Inc., T-Mobile USA and Cingular Wireless agreed to dissolve their wireless network sharing joint venture (GSM Facilities LLC, "GSM Facilities"), formed in 2001, which covered most of California and Nevada as well as the New York City metro area and for T-Mobile USA to acquire the network in California and Nevada from Cingular Wireless. Key elements of the transaction, completed on January 5, 2005, include:

  •
  Upon dissolution of GSM Facilities, the New York City wireless network was distributed to T-Mobile USA and the California and Nevada network to Cingular Wireless;

  •
  T-Mobile USA acquired 100% ownership of the California and Nevada wireless network immediately after the dissolution of GSM Facilities for a net cash payment of approximately USD 2.3 billion;

  •
  T-Mobile USA acquired 10 MHz of spectrum from Cingular Wireless in each of the San Francisco, Sacramento and Las Vegas basic trading areas ("BTAs") for USD 180 million. T-Mobile USA also acquired an option to purchase from Cingular Wireless an additional 10 MHz of spectrum in each of the Los Angeles and San Diego BTAs, effective two years after the closing of the transaction, under certain circumstances;

  •
  T-Mobile USA agreed to provide network services to Cingular Wireless in California, Nevada and the New York City metro area under a wholesale arrangement during a four-year transition period from the dissolution of GSM Facilities. Cingular Wireless is obligated to pay a minimum of USD 1.2 billion over such four-year period for such services based on network usage;

  •
  T-Mobile USA and Cingular Wireless agreed to exchange spectrum previously used in the operation of GSM Facilities such that each party retains 50% of such spectrum in each market.

    T-Mobile USA will give up 10 MHz of spectrum in the New York City Market to Cingular Wireless and T-Mobile USA will receive 5 MHz of spectrum from Cingular Wireless in each of nine BTAs in the California/Nevada Market. The actual exchanges will occur after Cingular Wireless transitions its customers off the network in the respective areas, but in the case of the New York spectrum no earlier than January 2007; and

  •
  Amendment of the existing roaming agreement between the parties to a nationwide agreement.

        T-Mobile USA has an ownership interest in Cook Inlet/VS GSM VII PCS Holdings, LLC, a joint venture which is managed and controlled by Cook Inlet Voice and Data Services, Inc. ("Cook Inlet"), which in turn is the sole member of Cook Inlet/VS GSM VII PCS, LLC ("CIVS VII"). CIVS VII participated in a recently concluded spectrum auction ("Auction 58") conducted by the FCC for certain Personal Communications Service ("PCS") 1900 MHz licenses. Bidding for approximately one-half of the auctioned licenses was restricted to entities with revenues and assets below certain established thresholds ("Designated Entities"), while the remaining licenses were open to all bidders. Although T-Mobile USA does not qualify as a Designated Entity, CIVS VII did so qualify and it bid on both restricted and non-restricted licenses in Auction 58. At the conclusion of Auction 58 on February 15, 2005, CIVS VII was high bidder for 36 licenses in various markets across the United States, including Minneapolis-St. Paul, MN; Seattle-Tacoma, WA; and Cleveland-Akron, OH, for a gross total of USD 255 million (subject to a reduction of up to approximately USD 20 million in bidding credits, which bidding credits may be lost in whole or in part if control of such licenses is transferred before certain predetermined minimum holding periods). These licenses have yet to be granted by the FCC, pending standard FCC application and approval processes. Based on the aggregate of CIVS VII's high bids in Auction 58, if all licenses are granted, T-Mobile USA would hold approximately a 66% indirect equity interest in CIVS VII. Although Cook Inlet manages and controls CIVS VII, T-Mobile USA must consent to certain actions by the joint venture.

  United Kingdom

        In October 1999, we purchased T-Mobile UK (formerly One 2 One) in the United Kingdom. Through T-Mobile UK, we offer mobile communications services to individual and business customers in the United Kingdom. At December 31, 2004, T-Mobile UK had approximately 15.7 million customers, compared to approximately 13.6 million at December 31, 2003. Of the total customers at December 31, 2004, approximately 3.0 million were contract customers, compared to approximately 2.7 million at December 31, 2003, and approximately 12.7 million were prepay customers, compared to approximately 11.0 million at December 31, 2003.

        Of the total number of T-Mobile UK customers at December 31, 2004 and 2003, approximately 5.0 million and 3.6 million respectivley, were customers of Virgin Mobile. Virgin Mobile is a mobile virtual network operator ("MVNO"). As a virtual network operator, Virgin Mobile purchases airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the "Virgin Mobile" brand name. Until January 2004, Virgin Mobile had been a joint venture between T-Mobile UK and the Virgin Group. At that time, T-Mobile UK sold its 50% equity stake in Virgin Mobile to the Virgin Group and received a payment of GBP 50 million (EUR 75 million) in exchange for waiving its right to participate in any initial public offering of Virgin Mobile. Additionally, T-Mobile UK and Virgin Mobile concluded an agreement granting Virgin Mobile use of T-Mobile UK's mobile communications network for a further ten years.

        T-Mobile UK has entered into a wholesale agreement to supply its network capacity to the new MVNO, "easyMobile.com," which was established in August 2004 by TDC Mobile International, the Danish telecommunications company, using the "easy" brand owned by easyGroup (UK) Ltd. Upon the expected launch of service in March 2005, easyMobile.com will offer no-frills mobile telecommunications services based on the Telmore concept, which is characterized by affordable pricing and a Web-based customer interface.

        T-Mobile UK's average monthly churn rate (not including Virgin Mobile customers) during 2004 was 2.2%, compared to 2.9% per month in 2003. The decrease in churn was predominantly caused by a significant clean up of T-Mobile UK's inactive prepay customer base in 2003, which increased the churn rate in 2003. The contract churn rate was approximately 2.7% in 2004, compared to 2.3% in 2003.

        Generally, a prepay customer in the United Kingdom is churned after a period of 180 days if the customer has neither originated nor received a voice or data communication in that period.

  Austria

        Through T-Mobile Austria, the T-Mobile division offers mobile communications services to individual and business customers in Austria. At December 31, 2004, T-Mobile Austria had approximately 2.0 million mobile communications customers, which was essentially unchanged, compared to the number of customers at December 31, 2003. Of the total customers at December 31, 2004, approximately 1.0 million were contract customers and approximately 1.1 million were prepay customers.

        T-Mobile Austria's average churn rate during 2004 was 1.8% per month, compared to 1.7% in 2003. The average churn rate for contract customers during 2004 was 1.4% per month, compared to 1.3% in 2003. The slight increase in the churn rate in 2004 was mainly the result of competitive pressures in the Austrian market. Until December 2004, T-Mobile Austria churned prepay customers 12 months after their last charged data or voice communication or after the last top-up of their prepay accounts. Since the beginning of December 2004, T-Mobile Austria has churned prepay customers if they met the following criteria: 13 months plus two weeks without any charged data or voice communication, and six months without any mobile-terminated calls longer than one minute in duration.

  Czech Republic

        Through T-Mobile Czech Republic, our T-Mobile division offers mobile communications services to individual and business customers in the Czech Republic. T-Mobile Czech Republic has been fully consolidated in T-Mobile's financial statements since April 1, 2001, and in May 2003, the company (then RadioMobil) was renamed T-Mobile Czech Republic. T-Mobile's equity interest in T-Mobile Czech Republic is held through its approximately 92% equity interest in CMobil B.V., which owns 61% of T-Mobile Czech Republic. In December 2004, T-Mobile agreed to acquire a further 7% stake in CMobil from TIM, which will be effective March 24, 2005, and which will bring T-Mobile's equity interest in CMobil to approximately 99%.

        At December 31, 2004, T-Mobile Czech Republic had approximately 4.4 million customers, compared to approximately 3.9 million at December 31, 2003. Of the total customers at December 31, 2004, approximately 1.1 million were contract customers, compared to approximately 0.9 million at December 31, 2003. T-Mobile Czech Republic had approximately 3.3 million prepay customers at December 31, 2004, compared to approximately 3.1 million at December 31, 2003.

        While T-Mobile Czech Republic's average churn rate during 2004 was 1.0% per month, essentially unchanged, compared to the average churn rate during 2003, the average contract churn rate increased slightly from 0.5% per month in 2003 to 0.6% per month in 2004. Generally, in the absence of recharging, a prepay customer is churned 30 days after a period of 12 months without charged voice or data communications activity.

  The Netherlands

        T-Mobile Netherlands (formerly Ben Nederland Holding B.V.) has been fully consolidated since October 1, 2002, when T-Mobile acquired 100% of the Dutch company's outstanding equity, after first acquiring a minority interest in 2000. Through T-Mobile Netherlands, our T-Mobile division offers mobile communications services to individual and business customers in the Netherlands.

        At December 31, 2004, T-Mobile Netherlands had approximately 2.3 million customers, compared to approximately 2.0 million at December 31, 2003. At the end of 2004, approximately 1.1 million customers were contract customers and 1.2 million were prepay customers, compared to 0.9 million contract customers and 1.1 million prepay customer at the end of 2003.

        The average churn rate for 2004 was 2.4% per month, compared to an average churn rate of 2.6% in 2003, due to improved prepay churn. However, the average contract churn rate increased from 1.6% per month in 2003 to 1.7% per month in 2004. If a T-Mobile Netherlands prepay customer has neither originated nor received a voice or non-voice activity (or received only SMS messages) for a period of 180 days, the customer is churned and removed from the customer base.

  Minority Shareholdings

  Poland

        T-Mobile holds a 49.0% equity interest in Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). At December 31, 2004, PTC had approximately 8.6 million customers, compared to approximately 6.2 million at December 31, 2003. For a discussion of a dispute concerning our investment in PTC, see "Item 8. Financial Information—Litigation."

  Russia

        T-Mobile currently holds an equity interest of approximately 10% in MTS, a Russian mobile telecommunications company, after selling a portion of its shareholdings in 2003 and 2004.

  Seasonality

        T-Mobile's business in our markets is affected by seasonal factors, with a general increase in sales of products and services occurring during the fourth calendar quarter, due to holiday purchases. As a result, T-Mobile's performance during the fourth quarter can have a significant influence on its performance for the full year.

  Suppliers

        T-Mobile purchases IT and network components, as well as mobile devices for purposes of resale, from a number of different suppliers. T-Mobile seeks to address the risk of delays in the supply of equipment and other technologies by using multiple suppliers, where appropriate, and by negotiating contractual penalties to be enforced in the event a supplier does not meet its obligations with respect to timeliness and quality. However, these penalty provisions may not fully mitigate the harm to our business caused by any such contractual breaches.

        T-Mobile believes that it has reduced its technological risks by contracting with multiple suppliers having significant market shares in the network infrastructure and mobile device businesses.

  Marketing

        Each of the principal subsidiaries of our T-Mobile division uses its own combination of distribution channels to market products and services to its customers. In each of T-Mobile's principal markets, third-party distributors, who typically market the products and services of multiple mobile network operators, play a significant role in marketing. Our mobile communications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and offering special commissions. In addition, T-Mobile markets its products and services to retail customers through direct-sales outlets, particularly in Germany and Austria, and markets products and services to business customers through a direct-sales force. The T-Mobile Web site, which is predominantly used for customer relationship management, is also an access route for sales of T-Mobile products and services.

        In Germany, an important distribution channel is our group's T-Punkt retail shops. Mobile telecommunications resellers are also an important distribution channel for T-Mobile products and services. Mobile telecommunications resellers purchase network access at wholesale rates, and mobile devices at a discount from network operators, resell packaged services and mobile devices under their own brands through their own distribution channels, charge their customers at rates that they set independently and provide customer service and technical support.

        T-Mobile provides its customers with access to third-party content services. Content provided to customers is either standard content, in which case the customer only has to pay the normal connection charges to view or "surf" the content, or premium content, where a customer pays a specific charge through the customer's mobile telephone bill to access the content.

  Dependence on Patents, Licenses, and Industrial, Commercial or Financial Contracts

        T-Mobile owns a large number of registered patents and generally has a number of patent applications outstanding for technical innovations in the area of mobile telecommunications applications, as a consequence of its development activities. Patent protection activity is focused on countries with T-Mobile operations. We do not believe that our T-Mobile division is dependent on any one patent or group of patents.

        To enable us to offer mobile telecommunications services in the different jurisdictions in which we operate, we require, and therefore are dependent on, telecommunications licenses from the relevant authorities in each of these jurisdictions. For further information, please refer to "—Regulation."

        We do not believe that our T-Mobile division is dependent on any third party industrial, commercial or financial contracts.

  Competition

  General

        Competition in the mobile telecommunications market is generally intense and conducted on the basis of price, subscription options offered, offers of subsidized mobile devices, coverage, range of services offered, innovation and quality of service.

        In the past, competition in the European mobile telecommunications market was conducted at the national level. Increasingly, however, competition in this market is being conducted on a more international basis, as Europe-wide services are being introduced.

        In Germany, the United Kingdom, Austria, the Czech Republic and the Netherlands, the rate of mobile telephone penetration is quite high. As a result, T-Mobile expects that the growth in the number of T-Mobile customers in these markets will be significantly lower than in past years, and that the focus of competition will continue to shift from customer acquisition to customer retention, and to increasing average revenues per user by stimulating demand for voice usage and new data products and services. T-Mobile believes that, as competition intensifies in its European markets, customer handset subsidies will be reduced and competition will focus more on the service revenue market rather than on numbers of customers.

        The global mobile telecommunications industry has been undergoing consolidation in recent years, which may increase competitive pressure, and we expect that this will continue in the coming years.

        In addition, new technologies, whether introduced by us or by others, can be expected to draw customers from existing technologies, including our customers. The competitive dynamics of the mobile telecommunications industry, therefore, could change in ways that we cannot predict, which could adversely affect our results of operations and, thus, our financial position.

  Germany

        In Germany, T-Mobile Deutschland faces intense competition from network operators Vodafone D2, E-Plus and O2. In 2004, T-Mobile Deutschland maintained its market leadership position in terms of number of customers, but its smaller competitors E-Plus and O2, in particular, gained ground.

        T-Mobile believes that T-Mobile Deutschland had a customer market share of approximately 39% at December 31, 2004, while Vodafone D2 had a customer market share of approximately 38%, E-Plus had a customer market share of approximately 13% and O2 had a customer market share of approximately 10%. According to the Commission of the European Communities: Commission Staff Working Paper, Annex to the European Electronic Communications Regulation and Markets (10th report), Brussels, dated December 2, 2004 (the "E.C. Market Report"), the penetration rate, as absolute number of customers divided by total number of population, in the German mobile telecommunications market was approximately 82% at June 30, 2004.

        In the retail market, in addition to competition from other network operators, T-Mobile Deutschland faces significant competition from resellers. In the fourth quarter of 2004, German retailer Tchibo entered the mobile market, exclusively selling the mobile services of O2. T-Mobile expects that, in the short term, this cooperation will facilitate O2's customer growth rate. In response, in 2005, T-Mobile Deutschland will begin to sell prepay SIM cards via the approximately 50,000 shops, kiosks, service stations and other branches of the wholesale dealer LEKKERLAND-TOBACCOLAND GmbH & Co. KG.

        In August 2000, six UMTS licenses were awarded to the four existing mobile communication network operators, the reseller Mobilcom and Quam, a joint venture of Telefónica Móviles and Sonera. On December 23, 2003, Mobilcom returned its UMTS license to the German telecommunications regulator. We believe that the licence issued to Quam will also be returned to the German telecommunications regulator. For more information, see "—Regulation—Regulation in Germany."

  United States

        T-Mobile USA faces intense competition in the United States mobile telecommunications market from the other four national mobile providers, Verizon Wireless, Cingular Wireless, Sprint and Nextel, and from various regional operators. The five national carriers are estimated to represent approximately 80% of the total U.S. mobile telephony customer base. T-Mobile USA's customer market share measured against the other nation-wide operators was approximately 12.1% at December 31, 2004, as compared to 10.3% at December 31, 2003. Most of these competitors had been operating in the U.S. mobile telecommunications market for a considerable time prior to the entry of T-Mobile USA's predecessors into the market.

        In October 2004, Cingular Wireless completed its previously announced acquition of AT&T Wireless. In addition, in December 2004, Sprint and Nextel announced plans to merge. The Cingular Wireless acquisition of AT&T Wireless created the largest U.S. wireless provider with approximately

49 million customers at December 31, 2004. A combined Sprint and Nextel would be the third largest U.S wireless carrier with approximately 33 million customers at December 31, 2004 behind the number two carrier, Verizon Wireless, with approximately 44 million customers at December 31, 2004. Although we are not able to judge if and when the Sprint/Nextel transaction will close, the completed transaction would result in the three largest carriers representing approximately 70% of the total U.S. mobile telephony market in terms of customers. A combined Sprint/Nextel, along with Cingular Wireless and Verizon Wireless, have potential advantages of size and scale that could allow them to deliver services in a more cost efficient manner and thereby negatively affect our competitive situation.

        The U.S. mobile telecommunications market is quite different in a number of respects from the European mobile telecommunications markets. There is no single communications standard. Licenses to provide wireless services cover numerous localities, rather than the entire nation. It can be difficult for network operators to obtain the spectrum needed in some localities to expand customer bases, upgrade the quality of service and add new services, particularly in densely populated urban areas. Low population density in other areas can cause problems with network efficiency and result in large geographic areas with no or limited coverage. For these and other reasons, including the extremely high penetration level of reliable, low cost, fixed-line telephony services, penetration levels for mobile telephony services in the United States are generally lower than penetration levels in Western European countries, with an estimated 61% mobile penetration rate as of December 31, 2004. As a result, operators in the United States market generally continue to invest heavily in order to encourage and capture growth in customer numbers.

        Usage and pricing practices in the U.S. mobile market also differ significantly from those typically seen in European markets. Average voice usage per customer per month is generally much higher in the United States than in Europe.

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

  United Kingdom

        In the United Kingdom, T-Mobile UK faces intense competition, principally from Vodafone, O2 and Orange. In addition, T-Mobile UK faces competition from "3" (a brand name of Hutchison 3G UK Limited), which began operation in 2003, mainly targeted at customers for UMTS services. T-Mobile believes that T-Mobile UK had a customer market share of approximately 25% at December 31, 2004, compared to 25% at the end of 2003. T-Mobile UK's customer base, which includes customers of Virgin Mobile, has a lower proportion of business customers than its competitors. According to the E.C. Market Report, the mobile penetration rate in the British mobile communications market was approximately 91% at June 30, 2004.

        In the retail market, in addition to competition from other network operators, T-Mobile UK faces significant competition from resellers as well as from MVNOs.

  Austria

        In Austria, T-Mobile Austria primarily faces competition from mobilkom austria, ONE, tele.ring, and "3". T-Mobile believes that T-Mobile Austria's customer market share was approximately 26% at September 30, 2004, and the customer market shares of mobilkom austria, ONE and tele.ring at the same point were approximately 42%, 20% and 11%, respectively. According to the E.C. Market Report, the mobile penetration rate in the Austrian mobile telecommunications market was approximately 93% at June 30, 2004.

  Czech Republic

        In the Czech Republic, T-Mobile Czech Republic faces competition from Eurotel Praha and Oskar Mobil ("Oskar"). T-Mobile believes that T-Mobile Czech Republic's customer market share was approximately 40% at September 30, 2004, compared to approximately 41% in 2003, and Eurotel Praha had approximately 43%, which was the same as in 2003, and Oskar had approximately 17% in 2004, compared to approximately 16% in 2003. According to the E.C. Market Report, the mobile penetration rate in the Czech mobile telecommunications market was approximately 99% at June 30, 2004.

  The Netherlands

        In the Netherlands, T-Mobile Netherlands faces intense competition from KPN Mobile, Vodafone, Telfort (formerly O2) and Orange (formerly Dutchtone). T-Mobile believes that, at September 30, 2004, the customer market share of T-Mobile Netherlands remained the same at approximately 15%, compared to December 31, 2003, and at September 30, 2004, KPN Mobile and Vodafone had customer market shares of approximately 38% and 23%, respectively. According to the E.C. Market Report, the mobile penetration rate in the Dutch mobile telecommunications market was approximately 86% at June 30, 2004.

        In the Dutch retail market, in addition to competition from the network operators mentioned above, T-Mobile Netherlands competes with an increasing number of MVNO's.

T-Systems

        T-Systems provides ICT services worldwide to large German and international companies, non-profit organizations and governmental agencies. As a result of the strategic realignment of the Deutsche Telekom Group into three strategic business areas, T-Systems became responsible for servicing all of the Deutsche Telekom group's business customers as of January 1, 2005. This realignment combined certain business customer activities that had previously been split between T-Com and T-Systems. For more information, see "—Strategy—Strategic Realignment." In this regard, T-Systems, as of January 1, 2005, changed its business model, which is discussed in more detail below under "Revised Business Model." The remainder of the following discussion primarily relates to T-Systems' organizational structure in 2004.

        T-Systems officially commenced operations in 2000, through the combination of a number of Deutsche Telekom business units, including the former debis Systemhaus (50.1% of which was acquired in October 2000, with the remaining 49.9% acquired in the first quarter of 2002).

  Principal Activities

        T-Systems is primarily responsible for providing ICT services to our business customers. T-Systems uses advanced information technology and telecommunications expertise to provide ICT infrastructure and tailored ICT solutions to its customers and, in some instances, takes over complete business processes as part of these solutions. T-Systems provides support for customers through its global telecommunications network and IT infrastructure network in more than twenty countries.

        Although the majority of T-Systems' customers are headquartered in Germany, as of December 31, 2004, approximately 23% of T-Systems' 39,506 employees provided services from locations outside Germany. T-Systems' primary markets are in Western, Central and Eastern Europe. T-Systems is also active in North and South America, Asia and South Africa. In 2004, German-based operations contributed approximately 74% of T-Systems' total revenue. For the year ended December 31, 2004, T-Systems' telecommunications services unit ("TC Services") generated approximately 44.5% of T-Systems' total revenues, and its information technology services unit ("IT Services") contributed approximately 55.5% of its total revenues. Total revenues include inter-segment revenues from other Deutsche Telekom divisions and affiliates. For more information, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis—T-Systems."

        In 2003 and 2004, T-Systems' business model organized both its structure and its customer approach into four industry sectors, or Industry Lines ("ILs"): Telecommunications; Services & Finance; Public & Healthcare; and Manufacturing. Under T-Systems' business model in 2003 and 2004, direct sales and service teams were assigned to specific ILs and were responsible for supporting high-value customers, focusing on key account management, and ensuring that customers received specific industry-sector ICT services oriented to their needs. As of January 1, 2005, T-Systems began to further develop its business model, based on the more defined customer- and growth market-focused strategic realignment of the Deutsche Telekom group. For more information, see "—Revised Business Model."

  TC Services

        The TC Services unit is responsible for T-Systems' global network infrastructure for voice and data communications, and for a range of related solutions and consulting services, including Network Services ("NWS"); Hosting Services, Media & Broadcast, International Carrier Sales and Solutions, and Global Network Factory ("GNF").

        Other divisions of the Deutsche Telekom group (i.e., other than T-Systems) accounted for approximately 17.1% of the total revenues of TC Services in 2004, 18.3% in 2003 and 25.7% in 2002. For more information, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis—T-Systems."

  Network Services

        The Network Services unit is responsible for the installation and operation of customized voice and data communications networks for businesses, non-profit organizations and governmental agencies. Projects for customers are generally realized utilizing T-Systems' Global Network Factory. NWS aims to provide fast, secure and reliable communications solutions for its customers worldwide.

        The services offered by NWS include "IP VPN," a VPN solution based on the IP/MPLS (Multi Protocol Label Switching) protocol, "Voice VPN Solutions," based on traditional voice, "Voice over IP" ("VoIP"), and "Hosted Services." These services are provided both as stand-alone and combined solutions.

        Network Services' main offerings are:

  •
  "Global Frame Relay/Global ATM": a high-speed communications technology that provides businesses with a cost-effective, flexible way to connect LANs, systems network architecture, and voice- and IP-based applications.

  •
  "Inter Business Link/Global Business Link": an international private leased circuit service with a bandwidth range from 56 kbit/s to 622 mbit/s, which provides high-speed, high-quality leased-line connectivity between two endpoints.

  •
  "IntraSelect MPLS": an MPLS-based VPN solution for "any-to-any connectivity" (one site of the customer is connected to any other sites of the same customer), Internet access, dedicated firewall services, encryption services, remote dial-in services, and VPN core services with different classes of IP VPN solutions based on MPLS backed up with cross-services-level agreements (i.e., one service level agreement for all different services, normally within the contractual framework of TDN). These solutions include IP VPN with additional features to offer technological developments to meet market requirements (such as messaging services and VoIP integration).

  •
  "Global Internet": provides Internet connectivity at a range of access speeds and complements the "IntraSelect MPLS" product, by extending it to provide public Internet services, such as e-mail and file transfer, together with private intranet services within IP VPN.

        Network Services also offers customized voice communications networks, and designs complex call center solutions, which assist customers with the management of incoming calls, faxes and e-mails.

        Contracts relating to Network Services have an average duration of approximately three years. Voice services are billed on a per-minute basis, while data services are billed in terms of the bandwidth provided. Customers taking advantage of leased-line services pay an initial connection fee, based on the type of line (analog or digital) leased, and thereafter pay monthly subscription charges, based on the type of line, its capacity (bandwidth) and its duration.

  Hosting Services

        The Hosting Services unit provides the underlying infrastructure that enables a customer's business to operate seamlessly and more efficiently, and enables our customers to employ Internet-related technologies in their businesses.

        Hosting Services arranges (or "hosts") customers' Internet presence on the World Wide Web by providing reliable connections to T-Systems' global network, and by managing customers' Web sites. In addition, Hosting Services' ability to host software applications provides the necessary software to maintain an Internet presence. Hosting Services' collaborative services include electronic marketplaces and portals, which enable enterprises to conduct business transactions electronically, either within a single industry or between enterprises from different industries. With these electronic marketplaces and portals, our customers can facilitate their relationships with suppliers ("supply chain management") or with their customers ("customer relationship management"). In 2004, T-Systems expanded its global network "footprint," expanding its hosting solutions beyond Germany into other parts of Europe.

  Media & Broadcast

        The Media & Broadcast unit has a comprehensive services portfolio, which includes distribution networks, broadcast contribution networks, satellite services, and studio and production solutions. Its customers comprise national public and commercial broadcasters, television production companies and international broadcasters. In Europe, T-Systems is one of the leading providers of broadcast services. As of December 31, 2004, the broadcast network of T-Systems in Germany comprised more than 8,000 analog television and radio transmitters, and more than 100 digital television and radio transmitters. T-Systems has expertise in systems equipment technology and digital broadcasting transmitters.

        Many of these services are delivered via T-Systems' own infrastructure. Media & Broadcast's core business unit and its primary revenue driver, distribution network services, includes the planning, installation, monitoring, maintenance, troubleshooting and operation of terrestrial television and radio transmission equipment. Radio broadcast customers are categorized according to their transmission frequency. The TV and radio transmission infrastructure is the basis for the nationwide, wireless provision of television and radio programming. Customers include both commercial and public radio and television organizations, including the two leading German public television channels, ARD and ZDF. Media & Broadcast transmits TV and radio programs within the framework of customer-specific contracts. Contract criteria include effective radiated power, quality, and availability (reliability of operations and downtime). Customers pay for Media & Broadcast services corresponding to their use of the services offered. Most contracts have an average duration of four to six years.

        Our "Broadcast Contribution Networks" provide links between multiple TV and radio studios, and recording facilities, enabling the efficient exchange of TV and radio content. Services include temporary transmission lines and outside broadcast units (for live news reporting, sports coverage, open-air concerts, etc.) as well as permanent TV and radio transmission links.

        Satellite services include the marketing and delivery of satellite capacity, and the provision and operation of uplinks and downlinks. Contractual relationships are generally of a long-term nature (up to 10 years). For satellite capacity, it is normal practice to conclude contracts for the entire useful life of the satellites concerned. Leased satellite capacity is primarily provided to the major European satellite network operators, Eutelsat and SES Astra.

        Studio and production solutions represent only a small fraction of the entire portfolio. Services include the planning and implementation of new, digital radio and TV studios. In this unit, Media & Broadcast cooperates closely with other T-Systems units because there is a considerable need for IT services and products, which are provided by these other units.

  International Carrier Sales and Solutions

        The ICSS unit provides international wholesale customers—typically other fixed-line and mobile carriers as well as ISPs, application service providers ("ASPs") and content providers—with direct access to T-Systems' global telecommunications network, which includes those networks that T-Systems leases from other carriers. During 2004, ICSS managed total worldwide voice traffic of approximately 13 billion minutes. In addition, ICSS provides innovative solutions, including IP Transit, which provides wholesale customers with a transport medium for worldwide access to Internet content for their customers (end-users) and "City-to-City" (which links major business centers).

        Competitive rates and individual leases allow ICSS to provide customized solutions targeted to individual carriers' needs. The primary responsibility of ICSS is T-Systems' bilateral business, in which T-Systems and another carrier agree to terminate international voice traffic going into Germany, and at the same time agree to terminate T-Systems' outgoing international traffic terminating in the other carrier's network. ICSS also provides carrier termination and transit services to other fixed-line and mobile carriers for calls that originate outside of Germany and are routed through T-Systems' network for termination in Germany or a third country. With these arrangements, ICSS is able to provide connections to more than 190 countries.

        Supporting ICSS' range of solutions and services is a modern network infrastructure, which connects major international business centers over a worldwide fiber-optic network. This modern network infrastructure allows T-Systems to provide a range of solutions. Network operators can access

T-Systems' global backbone network from all over the world. As T-Systems continues to build its international network infrastructure, ICSS will be able to offer expanding global network coverage.

        Certain functions of the Global Synergy, Strategy and Solutions ("GSSS") group that are focused on operator outsourcing were integrated into ICSS in June 2004. Therefore, ICSS is now also responsible for the growing business of telecommunications operator outsourcing.

        ICSS services include obtaining and managing outsourcing (i.e., the transfer of the operation of networks and network services to T-Systems) and outtasking (i.e., the transfer of business functions such as international traffic routing to T-Systems) arrangements with telecommunications operators. ICSS also manages the implementation of these arrangements.

        Benefits to customers of outsourcing and outtasking usually include reductions of capital expenditures (i.e., decreased investment in infrastructure) and reductions of operating expenses (i.e., decreased personnel, maintenance and network costs). T-Systems benefits through increased utilization rates (i.e., scale effects) of existing capacity and equipment, and improved coverage of its global network.

        In 2005, ICSS has been transferred to the T-Com division, as part of the our strategic realignment, in order to combine our national and global carrier businesses into one strategic business unit. For more information, see "—Strategy—Strategic Realignment."

  Global Network Factory

        T-Systems' Global Network Factory unit plans, builds and operates its global telecommunications platforms and the national and international corporate networks of many of our customers. GNF is responsible for providing equipment and services relating to the planning, implementation and operation of telecommunications networks and other related telecommunications services. For more information about the T-Systems' Global Network Factory, see "—Description of Property, Plant and Equipment—Network Infrastructure—Cable and Satellite Transmission Infrastructure."

  IT Services

        T-Systems' IT Services unit has broad expertise relating to computer software and hardware, and information technology systems solutions. The IT Services unit provides information technology services to large and multinational enterprises through its Systems Integration ("SI") unit. In addition, the Computing and Desktop Services ("CDS") unit encompasses three delivery units, called "factories": Global Computing Factory ("GCF"), Desktop Delivery Operations ("DDO") and Remote Factory ("RF"). In 2004, the other divisions of the Deutsche Telekom group accounted for approximately 42.7% of the IT Services unit's total revenues, compared to 45.0% in 2003 and 41.4% in 2002. For more information, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis—T-Systems."

  Systems Integration

        T-Systems' Systems Integration unit employs approximately 13,900 employees worldwide, of which approximately 2,800 are employed outside of Germany, and delivers "end-to-end" ICT solutions. Through its ICT solutions, SI increases the flexibility of business processes and seeks to raise the competitiveness of its customers. SI's primary focus is on consulting (e.g., solution design), IT projects (e.g., solution implementation, along with development projects, including software and platform development, re-engineering and migration), and application lifecycle management. In other words, SI provides advice and assistance for an enterprise's entire "plan-build-run" lifecycle.

        SI's business has changed substantially over the last few years. New market participants have entered the market and put pressure on pricing. In addition, customers are looking for global solutions in order to more effectively manage their businesses worldwide. After a thorough analysis, SI has developed a new business model that combines the quality, flexibility and cost-effectiveness it believes are needed to succeed in this new environment.

        The key criteria of SI's new business model are industrialization, verticalization and internationalization. Industrialization relates to the introduction of uniform processes, methods and tools, and enhancing the re-usability of modular solutions. It is also defined by the maintenance of low cost structures at production sites. For this reason, in 2004, T-Systems established T-Systems India Private Limited in order to provide offshore programming support, and a sourcing platform in St. Petersburg, Russia.

        Verticalization refocuses SI's business onto five industries: Telecommunications, Manufacturing, Services, Finance, and Public. This concentration on specific markets enhances the quality of marketing and sales activities and helps to achieve greater market and existing customer penetration. Cross-industry services are provided by a separate unit within SI.

        Internationalization, through the International Business & Delivery Network ("IBDN"), is an international network that provides sales and services to international customers by offering them tailored, efficient solutions and service components.

        Through its wholly-owned subsidiary, Detecon International GmbH, T-Systems also offers customers comprehensive management consulting services. This unit focuses on providing services to software and hardware suppliers of telecommunication systems, and to the fixed-line and mobile carriers that use such systems, as well as to related sectors, such as the media, regulation and supplier sectors.

  Computing and Desktop Services

        The CDS Service Line is responsible for the operation of complete and partial customer IT infrastructures. Externally, CDS consists of two units, Computing Services ("CS") and Desktop Services ("DS"). However, both units are internally managed as one because of the overlap and bundling of services between them. CDS manages centralized and distributed information systems, infrastructure components, applications and business software solutions.

        CDS is represented in a considerable number of locations throughout Germany and the world. It has a total of approximately 17,400 employees, of whom approximately two-thirds are based in Germany. CDS is organized centrally into four national and four international customer service units and three delivery units. The national customer service units are organized by industry sectors and regions, and the international customer service units are organized by countries.

  Computing Services

        T-Systems' CS unit provides customers with the ability to outsource their entire IT operations. The services offered include the operation of data centers, application management, user support and network management. Computing Services can also facilitate the transfer of IT assets and personnel from the customer to T-Systems. The primary goal for such outsourcing of complete IT solutions and data centers to T-Systems is the creation of a competitive advantage for customers. Other services offered by CS include the installation, operation and administration of central computer systems (mainframes), open computer systems (e.g., UNIX, Windows NT), billing services, data center infrastructure services and business applications, on behalf of its customers.

        Generally, contracts involving computing services have an average duration of four years or more. Customers pay for computing services based on contractually agreed service levels. These agreements describe the quantity, quality and extent of services to be provided. These customer contracts are serviced by CDS' eight national and international customer service units.

  Desktop Services

        The DS unit provides the services of its delivery units, DDO and RF (described below), to T-Systems' customers. These services include the development and implementation of complete office systems solutions for customers with wide-ranging responsibility for IT infrastructure. Other core services provided by the DS unit include discrete office systems solutions, including desktop operations, call-center and help-desk services, as well as the operation of computing services infrastructures, consulting and IT design. These services may include sales or leasing contracts relating to desktop computer hardware supplied by third parties.

        In general, desktop services contracts have an average duration of two years. Customers pay for desktop services based on contractually agreed service levels. These agreements describe quantities of goods (i.e., the number of computers leased and maintained) as well as customer-specific availability and quality requirements for the services provided.

  Global Computing Factory

        T-Systems operates an extensive global computer network, the Global Computing Factory, which is a platform for the information technology services T-Systems offers to its customers. The primary responsibilities of the GCF include the operation of mainframe computers, open-system servers and storage arrays for outsourcing projects, including operating systems, database software, data communication software and systems automation. The GCF provides the personnel, servers and infrastructure necessary to operate the IT functions of T-Systems' customers. For more information about the Global Computing Factory, see "—Description of Property, Plant and Equipment—Global Computing Factory."

  Desktop Delivery Operations

        The DDO unit provides cost-effective desktop services primarily to large customers. Services provided by DDO cover the entire life-cycle of the workstations provided to the customer. DDO also ensures the proper operation of the workstations and services hardware and software products. More than 300,000 workstations in Germany are serviced by DDO.

  Remote Factory

        In support of DDO, the Remote Factory provides remote services for software on workstations, help-desk and other remote services. The Remote Factory provides help-desk services primarily through its services office platform and call center platform management ("CCPM") services. RF's services office platform supports one of the largest and most sophisticated Microsoft Exchange applications worldwide, with more than 230,000 mailboxes as well as file, fax and SMS services. CCPM includes services that are required for the smooth operation of a call center platform.

        Desktop Services also provides product supply and product lifecycle services through RF. In this context, RF is responsible for the logistics of delivery of products (product supply) and for the transportation of desktop hardware and software from the supplier to the customer (product lifecycle). Services offered by RF also include the remote configuration, trouble-shooting and debugging of software running on workstations serviced by DDO.

  Revised Business Model

        T-Systems' activities are now organized into two business units, with five ILs (Telecommunications, Media & Utilities; Manufacturing; Services; Finance; and Public) included within the T-Systems Enterprise Services business unit, which provides services to approximately 60 multinational corporations and large public institutions. In addition, the T-Systems Enterprise Services business unit also incorporates the Systems Integration and Computing & Desktop Services operation units. T-Systems Business Services business unit provides services to all of T-Systems' other business customers and includes the Network Services, Hosting Services and Global Network Factory operations units. The following graphic illustrates this new business model:

        T-Systems' management team consists of representatives from each of the headquarter departments (CEO; Corporate Business Development; Finance & Controlling; Human Resources; and Corporate Marketing & Communications), as well as senior operating management of the T-Systems Enterprise Services and T-Systems Business Services business units.

        T-Systems Business Services manages approximately 160,000 large-, medium- and small-sized business customers through its Sales & Service Management and Marketing & Product Management units. Larger customers are serviced directly by the Sales & Service Management unit. Medium- and small-sized business customers are serviced primarily by the Marketing & Product Management unit. Accordingly, Sales & Service Management primarily services customers on a personalized and customized basis, while Marketing & Product Management primarily manages and services customers needing standardized, non-customized products. T-Systems Business Services is responsible for the delivery of telecommunications services, through its TC Services unit, for business customers of both T-Systems Business Services and T-Systems Enterprise Services.

        The T-Systems Enterprise Services business unit serves T-Systems' largest customers (approximately 60 multinational corporations and large public institutions) through its own Sales & Service Management unit. In this way, T-Systems Enterprise Services has complete and direct responsibility for these customers. In addition to its own customers, T-Systems Enterprise Services also provides IT services on a "preferred supplier basis" to T-Systems Business Services' business customers. Consequently, T-Systems Enterprise Services is responsible for the delivery of information technology services, through its IT Services unit, for business customers of both T-Systems Enterprise Services and T-Systems Business Services.

        T-Systems has structured its service offerings into three increasingly value-enhancing levels:

  •
  ICT Infrastructure Management: customers receive tailored and cost-optimized services through flexible ICT infrastructure management, such as complete SAP applications management, including operating and maintaining mainframe computers and desktop systems.

  •
  Business Solution Design & Implementation: customers are provided with complete ICT solutions for their particular business processes. These applications contribute to enhancing specific processes and enhance the value and cost-effectiveness for the customer, such as providing turn-key applications and systems that permit efficient supply chain operation and management.

  •
  Business Process Management: T-Systems takes responsibility for customers' complete process chains, enabling customers to concentrate on their core businesses, while at the same time allowing them to benefit from improved processes and cost optimization. For example, T-Systems often takes complete responsibility for business processes, such as invoice management and operations, payroll accounting, and management and operations on behalf of the customer—including providing all of the necessary equipment and personnel.

        Each value-enhancing level consists of several core solutions, which T-Systems has determined to be the primary drivers of the T-Systems solution portfolio, "Focus Solutions." With Focus Solutions, T-Systems concentrates on specific profitable growth areas. Accordingly, Focus Solutions will continue to be managed in a manner that will provide value-enhancing flexible services to T-Systems' customers.

  Principal Markets

        Until 2005, T-Systems' business model was primarily focused on its larger business customers, generally consisting of German and non-German multinational corporations and international telecommunications carriers and broadcasters (including companies that provide content for broadcast media). During 2004, T-Systems provided services internationally to more than 1,500 such customers. However, as a result of our 2005 strategic realignment, T-Systems now services its key customers through the T-Systems Enterprise Services business unit, which is organized along its five defined ILs:

  •
  Telecommunications, Media & Utilities: Includes other network operators and companies offering fixed-line, mobile and Internet telecommunications services, as well as media, ISP and utility companies. T-Systems provides, among other services, customer relationship management, customer care, call center and billing systems.

  •
  Manufacturing: Includes manufacturers of automobiles, aircraft and electronics, and manufacturers of component parts used by other manufacturers. This covers in total the automotive, aerospace, defense, high-tech, plant and mechanical engineering and process, and consumer goods industries. T-Systems provides electronic supply chain management, product life cycle management and information technology outsourcing services.

  •
  Services: Includes the services industry, such as telematics, healthcare, insurance, travel, transport, logistics, professional, wholesale distribution and retail. T-Systems develops a variety of solutions, including sales support systems, billing solutions, shops for direct sales via the Internet, Internet-based reservation and booking systems and data management systems.

  •
  Finance: Includes banks and insurance companies. T-Systems develops a variety of solutions, including industry specific sales support systems and electronic banking solutions.

  •
  Public: Includes government agencies, state pension funds, the armed forces of the Federal Republic, research and teaching institutions and international organizations. T-Systems enables public entities e.g., federal ministries and state agencies) to establish innovative business processes, such as services to individuals through the Internet and the manaement of data and voice networks.

        T-Systems also services approximately 160,000 small, medium and large corporate and enterprise customers, representing all industry segments, through the T-Systems Business Services business unit.

  Seasonality

        The revenues of the T-Systems division are not materially affected by seasonal variations. However, T-Systems' revenues may be subject to quarterly fluctuations depending on sales cycles (currently ranging between six and 18 months) and the purchasing patterns and resources of its customers, which are subject to general economic conditions and, therefore, difficult to predict. Accordingly, revenues received in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

  Suppliers

        The principal goods and services purchased by the T-Systems division are: computer hardware for client servers and mainframes, operating systems and applications software, network capacity, network services, telecommunications network components and IT consulting services. T-Systems manages the risks in the supplier relationships, as well as the risks associated with quality and cost considerations, on behalf of its customers. T-Systems does not believe that it is dependent on any single supplier.

  Dependence on Intellectual Property

        T-Systems does not believe that it is dependent on any individual patents, licenses or industrial, commercial or financial contracts. However, T-Systems is subject to third-party software licenses in connection with the services it provides to its customers. Any breach, violation or misuse of third-party software licenses could result in additional costs with respect to the particular projects that are the subject of such licenses.

  Dependence on Material Contracts

        T-Systems intends to become less dependent on internal customers, i.e., other Deutsche Telekom group companies) and to improve its market position with respect to external customers. In 2004, the other operating divisions of Deutsche Telekom (primarily T-Com and T-Mobile) accounted for approximately 31.3% of T-Systems' total revenues, compared to 32.8% in 2003. No other customer accounted for a significant portion of T-Systems' total revenues in 2004.

  Competition

        T-Systems operates in markets that are subject to intense competitive pressures. T-Systems faces a significant number of competitors, ranging in size from large IT and telecommunications providers to an increasing number of relatively small, rapidly growing and highly specialized organizations. T-Systems believes that its combination of service, performance, quality, reliability and price are important factors in maintaining a strong competitive position.

        The principal competitors of T-Systems in the telecommunications area include AT&T Business Services, MCI, France Télécom/Equant, British Telecom, Cable & Wireless and COLT Telecom. The principal competitors of T-Systems in the IT area include IBM Global Services, EDS, Accenture, CSC, HP Services and Siemens Business Services (Siemens SBS).

        T-Systems holds different market positions in different regions of the world (based on total revenues). In Germany, T-Systems is the market leader in the IT and telecommunications areas. In Western Europe, T-Systems is one of the five largest vendors, together with IBM Global Services, EDS, HP Services and Accenture with respect to IT, and one of the four largest companies, together with BT Global Services, France Télécom/Equant and Telefonica in the telecommunications industry. Globally, T-Systems ranks among the top twenty IT and telecommunications companies. T-Systems' global IT competitors include IBM, EDS, CSC, and Accenture. In the telecommunications area, T-Systems competes globally with AT&T Business Services, MCI, NTT, France Télécom/Equant and BT Global Services.

        Competition in the relevant telecommunications areas is very intense, both in Germany and globally. The competitive landscape over the past few years has been characterized by suppliers attempting to reduce their indebtedness and increasing their profitability through strategic refocusing and concentrating on their core businesses. T-Systems expects this strategic refocusing to continue in 2005. In addition, IT competitors, including IBM, EDS, CSC and Atos Origin, have entered the telecommunications and network business.

        Competition is also intense in the information technology area. The current market is characterized by strong pricing pressures, reduced customer IT budgets and prolonged customer sales cycles. As a result of these competitive pressures, many companies, including T-Systems, are attempting to maintain or expand market share through improved productivity, cost-cutting and efficiency measures, and reliance on IT expertise. This situation has also led to a consolidation in the IT sector, which T-Systems expects to continue for the foreseeable future. T-Systems expects that the global IT services markets will recover during 2005, and that higher market growth rates in some sub-segments will be achieved thereafter (especially in the IT Outsourcing and Business Process Outsourcing markets), but competition will likely remain intense.

        We believe that T-Systems can compete effectively, largely due to its strategy of providing comprehensive solutions (planning, building and operating) to its customers' needs across a broad spectrum of IT and telecommunications activities. Offering substantial industry-specific expertise, T-Systems believes it can attain adequate margins and can respond to customers' requirements, acting as a telecommunications and IT provider able to support ICT customers in an effective and efficient manner.

  Toll Collect

        As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG ("DaimlerChrysler Services"), and Cofiroute (individually, the "partners" and collectively, the "consortium") entered into an agreement dated September 2002 (the "operating agreement") with the Federal Republic (represented by the German Federal Ministry of Transport, Building and Housing

(Bundesministerium für Verkehr, Bau- und Wohnungswesen, the "Federal Ministry of Transport")) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The partners are responsible for the development of the toll collection system, which has been built and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. Effective April 1, 2004, responsibility for the investment in Toll Collect has been transferred from T-Com to T-Systems.

        The start of operations, initially scheduled for August 31, 2003, commenced on January 1, 2005. On December 2, 2003, the partners paid, under protest, contractual penalties relating to such delay in the amount of EUR 250,000 per day until March 2, 2004, and EUR 500,000 per day thereafter until and including December 31, 2004.

        On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collect project. On April 23, 2004, the members of the consortium and the Federal Republic entered into an Implementation Agreement, in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004, and in which the Federal Republic agreed not to exercise any rights of termination, which it alleged to have resulting from the notice of termination.

        The Toll Collect project has been divided into two phases: the first phase commenced on January 1, 2005 (phase 1), and the second is to commence no later than January 1, 2006 (phase 2). Phase 2 operation of the toll collection system will be as specified in the operating agreement. Phase 1 operation of the toll collection system employs certain modified components, which allow for slightly less than full technical performance in accordance with original specifications.

        On September 8, 2004, the Federal Republic provided us with notice that it had initiated arbitration proceedings and asserted claims for damages against the partners, DaimlerChrysler Services and Deutsche Telekom AG, and the consortium, through the joint venture partnership, Toll Collect GbR. The Federal Republic alleges various breaches of the operating agreement and breach of duties of care in connection with the negotiation and conclusion of the operating agreement. On this basis, the Federal Republic has alleged initial claims for damages relating to lost toll revenues in the aggregate amount of approximately EUR 3.56 billion, plus interest, contractual penalties (including penalties as a result of the members of the consortium allegedly not seeking the agreement of the Federal Republic before concluding certain subcontractor agreements) in the aggregate amount of approximately EUR 1.03 billion, plus interest. This amount also includes contractual penalties of approximately EUR 790 million relating to the allegation that the agreement of the Federal Republic of Germany was not sought before certain subcontractor agreements were entered into. The amount of the contractual penalties may rise as the Federal Republic is also claiming time-related contractual penalties. Further, the Federal Republic has demanded production of certain documents and compliance with other terms of the operating agreement. On October 7, 2004, we provided a reply to the claims of the Federal Republic indicating, among other things, that we consider the claims of the Federal Republic as presented in the arbitration notice to be unsustainable. We intend to contest the Federal Republic's claims vigorously.

        For more information relating to this proceeding, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Investments—Contractual Obligations and Other Commitments" and "Item 8. Financial Information—Litigation."

T-Online

  General

        We offer Internet services in Europe for residential customers and for small- and medium- sized business customers through our majority-owned subsidiary, T-Online International AG. T-Online provides its customers with access to the Internet and, through its own Internet portal, an extensive range of products and value-added services, such as e-mail, online chats, Web hosting, Web organizer and international Internet access.

        T-Online was first listed on the Neuer Markt segment of the Frankfurt Stock Exchange in April 2000 through a public offering of newly issued shares representing approximately 10% of its then equity capitalization and, as of June 2004, has been listed on the Regulated Market (Prime Standard) segment of the Frankfurt Stock Exchange. Our interest was subsequently diluted, through new share issuances, to approximately 81.7%. In December 2002 we sold approximately 9.81% of our T-Online shares, resulting in a controlling ownership interest of approximately 71.9% in T-Online at December 31, 2002. On March 24, 2003, T-Online's stock was incorporated into the TecDAX® index established in the course of segment restructuring by the operator of the Frankfurt Stock Exchange, Deutsche Boerse AG.

        On November 12, 2003, we acquired the 2% stake (approximately 24.9 million shares) in T-Online previously held by Commerzbank under the terms of a contractual agreement between Commerzbank and us. In February 2005, we concluded a cash tender offer for shares held by the minority shareholders in T-Online. As a result, as of March 11, 2005, we had a controlling ownership interest in T-Online of approximately 90.14%. We plan to merge T-Online International AG into Deutsche Telekom AG, subject to receipt of requisite shareholder approvals. For more information, see "Item 5. Operating and Financial Review and Prospects—Management Overview."

        On February 18, 2004, T-Online acquired the Internet portal operator Scout24 ("Scout24") from Beisheim Holding Schweiz for a total purchase price of EUR 180 million, which included the purchase of an existing shareholder loan. By acquiring Scout24, T-Online supplemented its brand and product portfolio and its involvement in non-access businesses within the online-classifieds sector. Scout24 is a leading European network of "online marketplaces" active in Germany, Switzerland and other European countries that provides online marketplaces in the following sectors: automobiles, finance, real estate, employment, dating and travel.

        T-Online's business is divided geographically into two parts: Germany and "Rest of Europe." T-Online's operations in Germany represent approximately 88.9% of T-Online's total revenues.

        We recently decided to realign our divisions T-Online and T-Com in light of our view of changing market and technology conditions. For further details of our new SBA "Broadband/Fixed Network," see "—Strategy—Strategic Realignment."

Principal Markets

        The principal markets we refer to in this chapter are Germany and Rest of Europe. Broadband services allow customers to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up services are capable of supporting. T-Online uses the term "broadband" to refer to ADSL technology, for which the downstream data rate is greater than 128kbit/s. Broadband access is generally fast enough to support new applications, such as high-quality streaming video. "Narrowband" usually refers to a dial-up connection that offers a transmission rate of up to 128 kbit/s (e.g., ISDN with channel bundling).

        T-Online has reported its customers for the whole of Europe, differentiated according to DSL and narrowband tariff plans, as follows:

	At December 31,
	2004	2003	2002
	(in millions)
Customers	13.50	13.13	12.24
Germany	11.43	10.79	9.96
Of whom with DSL tariffs	3.23	2.16	1.71
Of whom with narrowband tariffs	4.95	5.56	5.73
Of whom PAYG (usage < 30 days)	0.74	0.81	0.76
Of whom PAYG (usage > 30 days)	2.51	2.26	1.76
Rest of Europe	2.07	2.35	2.28
Of whom with DSL tariffs	0.36	0.26	0.16
Of whom with narrowband tariffs	0.21	0.29	0.31
Of whom PAYG (usage < 30 days)	0.12	0.17	0.19
Of whom PAYG (usage > 30 days)	1.38	1.63	1.62

PAYG = Pay as you go.

        With more than 13.50 million customers groupwide as of December 31, 2004, T-Online is one of the largest European ISPs, based on both revenues and number of customers. During 2004, T-Online's customers increased by 0.37 million customers, compared to 2003. The total number of DSL-tariff customers increased from 2.42 million at year-end 2003 to 3.59 million at year-end 2004, an increase of 48.3%.

        In Germany, T-Online achieved significant DSL-tariff customer growth, with 1.07 million additional customers at the end of 2004, compared to 2003. This growth was primarily attributable to the success of the various short-term promotional rate plans for new customers that were part of a general broadband initiative involving both T-Online and T-Com. A significant driver of the development of the Internet market is innovation in broadband access and services, including customized entertainment services, such as video-on-demand and music downloading. In addition, the higher bandwidths available following the launch of T-Com's new T-DSL versions (1, 2 or 3 mbit/s) opened up new opportunities for T-Online customers. Since the first quarter of 2004, T-Online's flat-rate customers who have taken advantage of this 1-2-3 strategy have received significantly enhanced technical performance. As of June 1, 2004, T-Online lowered its basic monthly DSL rate ("T-Online DSL flat 2000") by approximately one-third, thereby making its broadband offer even more attractive.

        T-Online's DSL broadband business also continued to grow in its other European markets. Compared with the previous year, the DSL-tariff customer base in the Rest of Europe segment increased by approximately 38.5% during 2004.

        The number of narrowband customers declined, partly as a consequence of T-Online's promotional efforts in the broadband market that offered attractive access rates and content.

Germany

        Key factors for customer growth are broadband access and broadband content/services. T-Online intends to continue expanding its range of offerings, especially for broadband customers.

        T-Online believes that the trend in customer content preference is moving towards on-demand entertainment programming. This is reflected, for example, in the area of growing demand for legal music downloads and music content. T-Online offers the music portal "Musicload," which, one year after its launch, is one of Germany's most successful providers of legal music downloads. In December 2004, Musicload users downloaded more than 1.4 million songs, compared to approximately 17,500 songs one year earlier. T-Online cooperates with most of the major record companies as well as independent labels in order to offer over 420,000 titles on Musicload.

        T-Online believes that providing online content across various media will be an important means of attracting new customers. For this reason, T-Online is promoting the distribution of "T-Online Vision" broadband services via television. In addition to its existing partnerships with Fujitsu Siemens and Samsung, T-Online has attracted new partners for the development and marketing of set-top boxes. These boxes enable customers of T-Online Vision to use services such as WebMail and video-on-demand. T-Online is cooperating with major Hollywood film studios, Dreamworks, Metro-Goldwyn-Mayer, Universal and Twentieth Century Fox, in connection with its video-on-demand offering.

        T-Online's successful development of its Internet markets are also reflected in the increasing use of paid content and services. In addition to pay-per-view and pay-per-use models, T-Online offers a large number of subscription services on its Internet portal, including premium e-mail services, security packages and special-interest topics.

        T-Online established its T-Online Shop in December 2002, which offers a range of computer and multimedia products. T-Online will be seeking to increase the value-creation potential of the T-Online Shop by offering products directly in a few selected product categories. In addition, T-Online offers a separate marketplace (shopping portal) for its e-commerce partners to reach their target groups, in exchange for a prearranged fee.

        T-Online continues to offer Internet access via W-LANs in specific public places (Hot Spots). In 2004, T-Online co-operated with T-Com and T-Mobile to provide greater W-LAN coverage and combined marketing activities. Using HotSpots provided by T-Com and T-Mobile, T-Online customers can conveniently connect to the Internet at more than 3,500 public W-LAN locations in places such as coffee shops, hotels and airports in Germany

        In Germany, T-Online began marketing combined DSL packages featuring DSL connection and DSL tariffs with full package marketing at the end of January 2005. Customers will benefit by having a one-stop contact for all products and services from the moment they place an order instead of having two distinct contracts for the DSL connection and the DSL tariff. In addition, in the first half of 2005, T-Online plans to launch a VoIP offering in Germany. Rapid technological progress has now made very good quality possible on voice calls routed using IP technology. T-Online is continuing to roll out attractive services and content specially tailored for the use of DSL access, and in this way expects to expand its options for future the growth of its business.

Rest of Europe

        The T-Online division took a significant step in the development of its international business in March 2000, when it acquired a 99.9% equity interest in Club Internet (now "T-Online France"), the online service business of the French Lagardère group, in exchange for 5.69% of T-Online's shares (after giving effect to the public offering of T-Online shares that took place in April 2000, and to the acquisition for T-Online shares of an interest in comdirect bank AG). In May 2003 T-Online acquired the remaining 0.1% of T-Online France's shares from Lagardère. Through its subsidiaries and associated companies, T-Online also conducts operations in France, Spain, Portugal, Austria and Switzerland.

        T-Online France, operating under the name of Club Internet, has continued to develop its Internet business beyond simple Internet access. In November 2004, following the trend of the competitive French broadband market, Club Internet introduced higher-speed DSL offers (up to 6 mbit/s) and "double-play" offers (i.e., Internet and VoIP) at competitive prices.

        In addition, in October 2004 Club Internet increased the number of TV and movie channels available on its "Club Internet TV" broadband portal from 5 to 22 channels (including the pay-TV channels Ciné FX, Ciné Polar and others). Club Internet has also enriched the range of security and entertainment-enhancing portal products and paid services available to its customers to include: a security portal (including firewall, anti-spam and anti-virus functionality), an online photo-album service, a multimedia player, 16 broadband radio stations from Music Choice, music downloads in cooperation with E-compil, movie trailers, video-on-demand with Netciné and Allo ciné, online games, SMS and videomail forms.

        In October 2000, T-Online acquired Ya.com, one of the three leading broadband ISPs in Spain, in exchange for cash and approximately 1.25% of T-Online's outstanding shares. In addition to providing narrowband and broadband Internet access in Spain, Ya.com also develops content, services and e-commerce offerings for Internet users in both Spain and Portugal. In addition to its main portal (www.ya.com), the Ya.com network in Spain is comprised of several integrated e-commerce portals, such as travel (Viajar.com), finance (Finanzas.com), automotive (Supermotor.com) and computers (TiendaPC.com). During 2004, Ya.com also extended the scope of its paid services, most recently adding digital photo processing to a catalog of services which already included downloadable logos and ring tones for mobile phones, personal contacts, and Web mail.

        During 2004 T-Online's European (excluding Germany) broadband customer base increased from approximately 264,000 customers at the end of 2003 to approximately 359,000 at December 31, 2004. T-Online France and Ya.com also capitalized on the expansion of the broadband markets in their respective countries to increase their customer bases.

        We plan to substantially increase T-Online's broadband market share in both France and Spain. Both markets are currently dominated by intense competition and rapid growth in the DSL market. To achieve our goal, we plan capital expenditures of up to EUR 1 billion from 2005-2007. This mostly relates to network infrastructure expansion in France and generating new customers in both countries.

  Competition

        The German and European markets for Internet access and portal services—especially within the broadband market—have been, and will continue to be, highly competitive. In the market for Internet access services, competition occurs in several areas, including pricing, bundling, brand recognition, network speed and reliability, customer support and timely introduction of new products and services. The regulatory environment can also exert a significant influence on the level of competition. For ISPs, the terms on which they and their customers are able to secure telecommunications network services from carriers are important factors in the development of the market, and these services are generally regulated to promote competition. In the market for portal services, T-Online faces competition from Web sites maintained by ISPs, Internet information retrieval services, online community Web sites, home page services, e-commerce retailers and shopping portals, among others, as well as from traditional media, including newspapers, magazines, radio and television.

Group Headquarters and Shared Services

        Group Headquarters and Shared Services ("GHS") focuses on strategic and cross-divisional management functions. Group Headquarters functions include many of the central headquarters departments, such as treasury, legal, accounting, and human resources. All other operating functions not directly related to our divisions' core businesses are the responsibility of Shared Services. In particular, these include, among others, the administration of our real estate portfolio within Germany, domestic billing and collection services, domestic fleet management, and Vivento (formerly known as the Personnel Services Agency). GHS is also responsible for certain of our equity investments. The creation and staffing of GHS was completed as part of our internal reorganization in 2003, and had previously been reported under "Other Activities." Although many of our GHS departments and parts of our T-Com division are legally part of Deutsche Telekom AG, we manage GHS and T-Com as though they were separate legal entities.

  Activities in Germany

        The real estate unit is, based on total and net revenues, the largest shared service within GHS. The real estate unit is responsible for renting and selling commercial real estate and for providing facility management services for our group in Germany. Our real estate unit was restructured in 2002 by reassigning responsibilities of the unit into four companies. Our real estate operations are carried out on our behalf by the following entities:

  •
  GMG, which is responsible for the internal and external group leasing and rental business;

  •
  DeTeImmobilien, which is responsible for providing facility management services;

  •
  Sireo Real Estate Asset Management GmbH ("Sireo"), a joint venture of Deutsche Telekom AG (51%), Corpus Immobiliengruppe GmbH & CO KG (24.5%) and Morgan Stanley Bank AG (24.5%), which is responsible for the administration and disposition of our real estate interests; and

  •
  DFMG Deutsche Funkturm GmbH, which was established at the beginning of 2002 acts as the service provider for all of our radio towers and transmitter masts in Germany (the towers and transmitter masts are primarily used in mobile, radio, and satellite communications as well as for television broadcasting).

        In addition, in 2005, the real estate unit was expanded to include PASM Power and Air Condition Solution Management GmbH & Co. KG. As of January 1, 2005, the power supply and air conditioning solutions business for our telecommunications facilities has been managed separately from GMG. For more information about our real estate management activities and portfolio, see "—Description of Property, Plant and Equipment—Real Estate."

        The billing and collection unit was established in May 2004 through the integration of our accounts receivable department in the former billing services unit with our debt collection business and credit assessment business. It provides billing and receivables management solutions and services for the group companies (except T-Mobile) that offer services to the external market. The billing and collection unit operates as a full service provider with end-to-end capabilities in business process management for billing and management of accounts receivable from credit assessment to debt collection. In 2005, the billing and collection unit is managed by T-Systems' new "Business Customers" SBA to more efficiently provide billing, accounts receivable and collection services as a business process outsource service to the external market.

        Our fleet management company, DeTeFleetServices GmbH ("DeTeFleetServices"), was established in July 2002 to capitalize on synergy effects throughout our group. It provides fleet management and mobility services with approximately 41,000 vehicles to our national group companies and affiliates. This company also generates net revenues with third parties by selling used vehicles. In 2005, this unit intends to provide its services to selected Central and Eastern European subsidiaries of our group and selected external customers.

        With the goal of efficiently implementing our staff restructuring measures in a socially responsible manner, we established Vivento in the fourth quarter of 2002. In the second half of 2003, Vivento was provided with new management and a new business mandate. Vivento employs displaced workers, and trains and equips them with other employment qualifications for redeployment within the Deutsche Telekom group or with external companies, or for project or temporary assignments. In addition to individual placements, Vivento staffs major projects and workforce-intensive operations and services. In order to create further employment opportunities, Vivento established and operates its own business lines. At the beginning of 2004, Vivento commenced providing call center services for certain of our group companies and to third parties. This new business line consists of a part of the former call center unit operations of T-Com as well as the Vivento Customer Services GmbH & Co KG ("VCS"), which was established in the first quarter of 2004. VCS now provides customer relationship services including call center and back office services within the group and to third parties. VCS expanded its business throughout the year and is now operating 18 sites throughout Germany. At the end of 2004, VCS employed approximately 3,400 people of which 1,300 were temporary staff from Vivento. In July 2004, Vivento set up its second business line by establishing Vivento Technical Services GmbH & Co KG ("VTS"), which includes a transferred T-Com unit with approximately 350 employees. This company offers network infrastructure services within and outside the group. At the end of 2004, VTS had approximately 1,400 employees, of which 1,000 were temporary staff from Vivento. Vivento also staffs major projects, including up to 3,000 civil servants for the support of the Federal Labor Agency (Bundesagentur für Arbeit, an agency of the Federal Republic) in connection with the restructuring of benefits for the long-term unemployed. Vivento will continue to review further business prospects to create additional employment opportunities in 2005 and beyond.

        In total, approximately 31,100 Deutsche Telekom employees have been transferred to Vivento, of which approximately two-thirds originated from T-Com, and were transferred as part of that division's program to increase efficiency, as well as through transferring T-Com operations into the newly established business lines of Vivento. The remaining part of the transferred employees were from the other segments, as well as apprentices who finished their professional training within the group. Approximately 11,900 Deutsche Telekom employees were transferred to Vivento in 2004. For more information, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis—Group Headquarters and Shared Services."

        At December 31, 2004, almost 12,900 employees had left Vivento, of which 9,200 left during 2004. At the end of 2004, approximately 19,000 employees were in Vivento, of which approximately 700 were permanent staff, 4,600 were employees of the Vivento business lines and approximately 10,000 employees were given temporary employment within or outside the group.

        The following table provides information regarding the employees in Vivento.

	2004(1)	2003(1)	2002(1)
Number of employees transferred to Vivento(2)	11,900	17,700	1,600
Number of employees leaving(2)	9,200	3,700	n.m.
Actual number of employees in Vivento as of year end of which: Operational staff of Vivento	19,000 700	16,000 400	1,700 200
of which: Number of employees in Vivento business lines	4,600	—	—

(1)
These figures are rounded to nearest 100.

(2)
Operational staff of Vivento not included.

        The Telekom Training unit is also included in GHS and is responsible for providing professional training and qualification services for our employees within Germany. This unit trains existing staff and employees of Vivento, and provided training for approximately 11,000 apprentices during 2004. In the second quarter of 2003, the activities of the centrally organized Telekom Training Centre and T-Systems Deutsche Telekom Trainings GmbH were merged and renamed "Telekom Training."

        The treasury unit is primarily responsible for cash management, investments in securities, leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credit arrangements, as well as the issuance of debt in the capital markets, the handling of payments and clearing transactions, and foreign exchange and hedging activities. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

        T-Venture Holding GmbH ("T-Venture") is also included in GHS. T-Venture's mission is to scout new products, technologies and services and to acquire access to them. Accordingly, a central corporate fund has been established in addition to investments that can be made by our divisions.

        GHS also includes the establishment and maintenance of international intellectual property rights for the Deutsche Telekom group, including the T-Com, T-Mobile, T-Online and T-Systems brands.

  International Activities

        GHS has only limited international activities, as most of our international operations were transferred to our divisions and our non-core assets were sold. In 2004, we sold our interest in SES Global S.A. This sale generated proceeds of approximately EUR 0.6 billion. In 2003, we sold certain of our minority and non-core shareholdings in various entities generating proceeds of approximately EUR 0.7 billion.

INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)

Innovation Strategy

        Our innovation strategy focuses on innovation activities with the greatest impact on our company for the coming years. The following four focus fields ("4i" strategy) reflect our strategic innovation portfolio and development priorities:

  •
  Intuitive Usability – seeks to make complicated services and functions more user friendly for all customers.

  •
  Intelligent Access – offers customers the best service available without requiring the user to select the network services and access manually.

  •
  Integrated Communication – promotes the appropriate connection and interaction of many tasks and devices to one another.

  •
  Infrastructure Development – will create the technological basis needed to meet bandwidth, mobility and security requirements in a cost-effective manner for our group and its customers.

        The "4i" strategy reinforces our commitment to providing increased customer benefits.

        Systematic analysis and tracking of future customer needs helps us to focus our research and development ("R&D") efforts on the topics and technologies that are most relevant to our customers. Precise key innovation and performance indicators and processes enable us to evaluate and provide quality assurance throughout the group. Execution strategies and the timing of introduction of products to the market are subject to group-wide contribution and effort.

        To implement this strategy, we have developed marketing plans relating to potential market opportunities, particularly in the eHome (networked home applications, such as entertainment), eHealth (ICT to promote cost savings in the health sector) and eLearning (new education applications) markets.

Innovation Partnerships

        Peering with other technology innovation leaders will result in increased ability to leverage and improve our R&D efforts. In 2004, we and France Telecom agreed to jointly pursue certain R&D initiatives, such as RFID applications (radio frequency identification, an automatic identification technology where a unique serial number of an object is transmitted wirelessly using radio waves) and home gateways as individual servers for managing communications, entertainment, and household systems.

        Additionally, we have taken over management of the "Networked Worlds" (vernetzte Welten) project set up by the Federal Republic together with contributors from the business and science sector as part of the government's "Partners for Innovation" campaign. We manage this partnership of industry, research institutions and the government to develop joint projects. The primary objective of this project is to develop standards and new technologies that will support new business applications, including future network security and functionality requirements.

        We have established a research laboratory, the "Deutsche Telekom Laboratories," on the campus of Berlin's Technical University, to enhance the effectiveness of R&D efforts and promote the cooperation of the worlds of business and science.

Research & Development

        The refocusing of the R&D area in 2003 from technology-oriented development to customer-focused development resulted in the development of a number of innovative applications in 2004, such as "T-Box," an universal messaging center for voice, email, fax, text messages, and multimedia messages that can be operated by voice signals and Web access and can be reached both over fixed and mobile networks. This R&D project from Group Headquarters is currently in the product design phase at T-Com and T-Mobile.

Research and Development Expenditures

        In each of 2004, 2003 and 2002, we spent approximately EUR 0.9 billion on our innovation initiatives. As in the preceding years, the majority of such expenditures were invested in the development and upgrading of the necessary software systems and architectures relating to our T-Com and T-Mobile divisions. Additionally, the aggregate amount paid to third parties for R&D on our behalf was approximately EUR 100 million in 2004.

Intellectual Property

        In 2004, we submitted 374 patent applications in Germany. At the end of 2004, we held approximately 5,991 intellectual property rights. Many of these intellectual property rights have been strategically implemented within our company and the marketing of others to third parties has been successfully continued.

ACQUISITIONS AND DIVESTITURES

        The following list contains each of the principal acquisitions and dispositions made by us in the last three fiscal years.

Year	Segment	Event	Amount
			(billions of €)
2004	T-Com	Purchase of remaining shares in EuroTel Bratislava	(0.3)
2004	T-Mobile	Sale of shares in MTS	1.7
2004	GHS	Sales of real estate	0.3
2004	GHS	Sale of shares in SES Global	0.6
2004	T-Online	Acquisition of the Scout24 group	(0.2)
2004	T-Com	Acquisition of Stonebridge	(0.1)
2003	T-Systems	Sale of shares in TeleCash	0.1
2003	GHS	Sale of shares in Inmarsat	0.1
2003	GHS	Purchase of additional shares of T-Online International AG	(0.2)
2003	GHS	Sales of shares in Celcom	0.1
2003	GHS	Sales of shares in Globe Telecom	0.4
2003	T-Com	Sale of interest in Kabel Baden-Wuerttemberg	0.1
2003	GHS	Sales of shares in Eutelsat and Ukrainian Mobile Communications	0.2
2003	T-Mobile	Sale of receivables in an asset-backed securitization transaction	0.5
2003	T-Mobile	Sale of shares in MTS	0.5
2003	GHS	Sales of real estate	0.8
2003	T-Com	Sale of six regional cable companies	1.7
2002	GHS	Sales of real estate	1.3
2002	GHS	Sale of shares in T-Online International AG to institutional investors	0.7
2002	T-Systems	Sale of receivables in an asset-backed securitization transaction	0.3
2002	GHS	Sale of interest in Satelindo	0.3
2002	GHS	Sale of interest in France Télécom	0.3
2002	T-Mobile	Exercise of call option to acquire 51% of Ben Nederland Holdings B.V	(1.7)
2002	T-Systems	Acquisition of remaining 49.9% of debis Systemhaus	(4.7)

REGULATION

Regulation in Germany

        Our T-Com division, in particular, is influenced by the decisions of the German telecommunications regulator, the supervisory body established within the Ministry of Economics and Labor to carry out regulatory functions under the Telecommunications Act. The German telecommunications regulator considers us to be dominant in several markets, especially in fixed-line network calling services. The decisions of the German telecommunications regulator have had, and will continue to have, significant effects on the level of competition in the markets for regional and local calls and access to our fixed-line network.

        The divisions and affiliates of the Deutsche Telekom group within Germany are also influenced by the German regulatory regime relating to telephone services and data transmission services, and a number of them are also directly or indirectly subject to the regulatory provisions and decisions of the German telecommunications regulator.

  Liberalization

        The legal framework for the regulation of the telecommunications sector in Germany was completely transformed through the Telecommunications Act, which became effective on August 1, 1996. The Telecommunications Act required the complete liberalization of the German telecommunications market by January 1, 1998, as mandated by the directives of the E.U. Commission. This represented the final step in a liberalization effort had begun in 1989.

        In June 2004, the most recent amendments to the Telecommunications Act became effective. The precise effects of the changes that have been made to the regulatory framework will not be clear until regulations relating to the new regulatory framework have been enacted and interpreted by the German telecommunications regulator. The amended Telecommunications Act takes into account the overall increase in competiton over the last seven years as well as the new E.U. regulatory framework. For more information on the E.U. regulatory framework, see "—The E.U. Regulatory Framework—The New E.U. Regulatory Framework." The amendments to the Telecommunications Act include, among others, provisions granting rights to competitors to petition the German telecommunications regulator to compel the commencement of proceedings against us, and additional sanctions for violations, including disgorgement of profits in certain circumstances.

  The Regulatory Framework

        The Telecommunications Act allows virtually unrestricted market access by qualified entrants. The principal objectives of the Telecommunications Act are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telecommunications services throughout Germany and to provide for the regulation of frequencies. The Telecommunications Act aims to achieve these objectives principally by allocating frequencies, securing universal service and subjecting, in particular telecommunications markets, providers with "significant market power" to a special regulatory framework.

  Regulatory Supervision

        The German telecommunications regulator has various powers under the Telecommunications Act, including the authority to control network access and interconnection, and to approve or review the tariffs and tariff-related general business terms and conditions of providers with significant market power. It also has the authority to assign and supervise frequencies and to impose universal service obligations.

  Licensing and Notification Requirements; Allocation of Frequencies

        As of July 25, 2003, the German telecommunications regulator abolished the requirement to obtain special licenses for telecommunications services. However, approvals are still required to obtain scarce telecommunications frequencies.

        Any entity operating public telecommunications networks and/or providing public telecommunications services on a commercial basis is required to notify the German telecommunications regulator of its operations. Frequencies are to be allocated upon request on a non-discriminatory basis according to objective and verifiable criteria. Frequencies may be awarded by auction or by competitive bidding, if the German telecommunications regulator determines that frequencies are not available in sufficient quantity for all applicants, or if multiple applications are submitted for the same frequency. The German telecommunications regulator may exclude a company from taking part in an auction or competitive bid for licenses or frequencies if the success of that company in an auction or bid would endanger competition, based on principles of equal opportunity. The German telecommunications regulator may also deny approval of an application to transfer frequencies on the same basis if scarce frequencies are involved.

        Payment of an initial frequency fee is required in connection with the grant or allocation of frequencies. In addition, annual contributions to cover the costs incurred by the German telecommunications regulator in planning and administering efficient and interference-free frequency usage are also required.

        Pursuant to the 2004 amendments to the Telecommunications Act, new regulatory fees will, in the future, be imposed based on the revenues of telecommunications companies. This provision may have a disproportionate effect on large companies, such as Deutsche Telekom, and may have a material adverse effect on our results of operations. The details on how to calculate the new regulatory fees remain open and will be promulgated in a separate ordinance, which is expected to become effective in mid-2005.

        Since 1992, T-Mobile Deutschland has held a mobile (Class 1) license to establish and operate a public digital telecommunications network based on the GSM standard with 2 × 12.4 MHz spectrum in the 900 MHz band. This license was originally awarded to Deutsche Telekom (then, "Deutsche Bundespost Telekom") in 1990. Following an auction in 1999, T-Mobile Deutschland's GSM license was broadened to include 2 × 5 MHz in the 1800 MHz band. The license will expire on December 31, 2009. Procedures relating to the extension of this license beyond its current expiration date have not yet been established.

        In 2000, T-Mobile Deutschland acquired a UMTS/IMT-2000 license with a frequency allocation of 2 × 10 MHz paired ("FDD") spectrum and 5 MHz unpaired ("TDD") spectrum in the 2 GHz band. This license will remain in force through the end of 2020, provided that T-Mobile Deutschland complies with the general requirements of the Telecommunications Act and the specific conditions of the license. T-Mobile Deutschland's population coverage obligations under the license are 25% by December 31, 2003, which has been achieved, and 50% by December 31, 2005, which we expect to achieve as well.

        The amended Telecommunications Act contains rules relating to spectrum trading. These new rules will not affect the use of spectrum rights under 2G and 3G licenses by us or our competitors, as such rules are restricted to newly allocated spectrum.

        One of the six UMTS licenses that were allocated in 2000 was returned to the German telecommunications regulator at the end of 2003. The relevant spectrum (10 MHz paired spectrum and 5 MHz unpaired spectrum) will be reallocated in the future. However, it is not yet known under what timeframe and conditions such reallocation will take place.

  Special Requirements Applicable to Providers with Significant Market Power

  General

        The German telecommunications regulator may subject providers with significant market power ("SMP") and their affiliates to special rules and obligations, including the following:

  •
  The prior approval or retroactive review of tariffs by the German telecommunications regulator, insofar as such tariffs and conditions relate to a market in which the provider holds SMP. For more information, see "—Pricing."

  •
  The obligation to offer other companies unbundled special network access (including interconnection) as well as access to certain services and facilities on a non-discriminatory basis. For more information, see "—Network Access."

  •
  The obligation to provide "universal services," which may also be imposed on providers with a market share of 4% or more. For more information, see "Network Access—Universal Services."

        In addition, providers with SMP can be obliged to maintain segregated accounting systems with regard to acess services to allow for transparency with respect to various telecommunications services and between such services and unregulated services in order to prevent, among other things, the cross-subsidization of services. In this regard, the German telecommunications regulator may specify the structure of internal accounting for particular telecommunications services.

        Furthermore, under general competition law principles, market-dominant enterprises may not abuse their dominant position. For more information, see "—Competition Law."

        "Significant market power" under the Telecommunications Act is defined as the ability of a provider to behave independently of its competitors and end users. Such a position is determined in line with a E.U. guideline based on E.U. competition case law. Based on this case law, in general a company will be presumed to have SMP if its share of a particular market exceeds 40%. The determination of the product and geographic markets affected, and the criteria relating to significant market power under the Telecommunications Act, are made by the German telecommunications regulator in agreement with the Federal Cartel Office (Bundeskartellamt).

        Under the SMP concept, companies affected by these regulations have to look to E.U. law and practice for guidance with respect to the actions likely to be undertaken by the German telecommunications regulator. The question as to which telecommunications markets the stricter regulatory obligations of the Telecommunications Act apply is now decided pursuant to a specific "market analysis procedure." The results of the analysis are then reviewed on a two-year cycle. The starting point for this market analysis is the "E.U. recommendation on relevant markets," which specifies a list of telecommunications markets that are susceptible to sector-specific regulation. The recommendation includes the retail markets for fixed public telephone services and leased lines and the wholesale markets for unbundled local loop, fixed-network interconnection, leased lines, broadband access, mobile termination/access, and origination/international roaming and broadcasting transmission services (for more information, see "—The E.U. Regulatory Framework—The New E.U. Regulatory Framework"). The German telecommunications regulator is in the process of reviewing these markets. The first final decisions are expected in the second quarter of 2005.

        We believe that, for the foreseeable future, the German telecommunications regulator is likely to view us as a provider with SMP in various German markets for certain public voice telephony services in the fixed network and in other markets, including most of those in which we held monopoly rights in the past. As a result, we expect that the stricter regulatory provisions of the Telecommunications Act regulating providers with SMP will be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to gain SMP in the near future, we expect that we will have to compete in significant markets with providers not subject to these stricter regulatory obligations. Therefore, these competitors may have more flexibility than we have in terms of the selection of services offered and customers served, pricing and the granting of network access.

  Pricing

        Under the Telecommunications Act, tariffs for telecommunications access services offered by providers with SMP and their affiliates can be subjected to price regulation insofar as they relate to a market in which such SMP is determined to exist. Other tariffs are essentially unregulated. The tariffs of all providers in Germany are, however, generally subject to E.U. and German law, including competition and consumer protection laws and ordinances. In addition, tariffs for universal services must be set at an "affordable price." For more information, see "—Network Access—Universal Services."

        The Telecommunications Act distinguishes between tariffs that require prior regulatory approval and those that are subject to retroactive review. In general, wholesale pricing requires prior approval whereas retail pricing does not require such prior approval. Nevertheless, the German telecommunications regulator can require providers with SMP to notify it of new retail pricing measures two months before they become effective. The German telecommunications regulator can also stop pricing measures, either if it becomes aware of facts indicating that the tariffs are abusive, or if an adequately priced wholesale product is not available. All pricing changes will remain subject to retroactive review by the German telecommunications regulator.

  Prior Approval of Tariffs

        The Telecommunications Act provides for two basic approaches to prior approvals of tariffs: a "price-cap approach" and an approach involving individual approvals based on an assessment of the costs of providing a particular service (the "cost-based approach"). The cost-based approach generally applies to tariffs for services that may not be or are not combined in a "basket" or "bundled" together with other services in accordance with the price-cap approach. The Telecommunications Act does not give priority to either the price-cap approach or the cost-based approach.

        Under both approaches, the German telecommunications regulator may not approve tariffs if they (1) exceed the costs of efficient provision of the relevant service, (2) include discounts which prejudice the competitive opportunities of other companies in a telecommunications market, or (3) discriminate among customers for the same or similar services in a telecommunications market, unless such discounts or discriminatory features are objectively justified.

  Price-Cap Approach

        Under the price-cap approach, the German telecommunications regulator can establish baskets or bundles of services, establish an initial price benchmark for each basket or bundle, and place limitations on tariffs for the blend of services within that basket or bundle through the use of a price-cap formula. This price-cap formula allows for price increases or requires price decreases from the initial benchmark level based on the difference between the general inflation rate and a factor that reflects expected productivity improvements. In establishing the price-cap formula, the German telecommunications regulator is required to consider a range of factors, including the relationship of the initial tariff levels to the costs of efficient service provision and the productivity improvements being achieved by other enterprises in similar markets. The price-cap formula has the effect of requiring the affected company to reduce, or limit the extent to which it can increase, the aggregate tariffs for services within a basket or bundle.

        In December 2001, the German telecommunications regulator established the second price-cap regime with respect to baskets for access and calls. This second price-cap regime was applicable from 2002 through 2004. The current approvals for our different access and call tariffs expire on March 31, 2005. Under the Telecommunications Act, we assume that our retail tariffs for access and calls will be subject to retroactive review by the German telecommunications regulator due to the existing dynamic on retail markets and, therefore, we are not expecting the introduction of a new price-cap regime for the time being. The final decision will be known after the German telecommunications regulator finalized its market analysis of the market for access to the public telephone network and telephone services at a fixed location for end customers, which is expected to occur in March 2005 at the earliest. Nevertheless, we cannot exclude the possibility that, after finalization of the market analysis, the German telecommunications regulator will continue to consider prior approval for access to the public telephone network to be necessary.

  Cost-Based Approach

        The German telecommunications regulator bases its determination of the costs of efficient provision of the relevant service on the long-run incremental costs of providing a particular service, with an additional amount in respect of overhead costs (including an appropriate return on capital employed), to the extent such costs are necessary for the provision of the service. The applicant is required to submit extensive documentation relating to its costs and the methods and parameters on which its determination of costs is based in respect of the service. The German telecommunications regulator has broad discretion in deciding whether to accept an applicant's attribution of costs to a particular service. In recent years, in determining tariffs under the cost-based approach, the German telecommunications regulator has declined to take into account costs that we believe were properly attributed to certain services. Discussions continue concerning the appropriate methodology to be used in the calculation of the long-run incremental costs of the services subject to cost-based pricing.

  Retroactive Review of Tariffs

        Under the Telecommunications Act, subject to certain exceptions, all retail pricing measures of providers with significant market power are subject to retroactive review. As mentioned above, the German telecommunications regulator can nevertheless require providers with significant market power to notify the regulator of new retail pricing measures two months before they become effective and can even subject these tariffs to prior approval if access and carrier selection obligations are not sufficient to achieve the regulatory objectives. Therefore, on December 14, 2004, the German telecommunications regulator imposed on us, as a preliminary measure, the obligation to notify. This obligation will remain valid until the finalization of the market analysis. This procedure was applied for the first time with the introduction of our new tariff structure, which was launched on March 1, 2005. The German telecommunications regulator is furthermore required to initiate examination proceedings if it becomes aware of facts indicating that tariffs requested by providers with significant market power for access services are abusive. The regulator may object to such tariffs and declare them invalid; it can at the same time mandate "non-abusive" tariffs.

  Network Access

        The Telecommunications Act authorizes the German telecommunications regulator to impose on network operators with significant market power specific network access obligations. It provides details concerning these obligations and specifies the manner in which network access (including interconnection) is to be accomplished.

  General Obligations

        Every operator of a public telecommunications network, irrespective of its market position, is obligated, upon request, to make an interconnection offer to other network operators for interconnection to its network. If the parties cannot agree on such interconnection, upon application by one of the parties, the German telecommunications regulator can compel an operator that controls access to end users to allow interconnection to its network and can impose other access obligations.

  Provisions Applicable to Providers with Significant Market Power

        According to the amended Telecommunications Act, access regulation will now be determined based on the outcome of the market analysis performed by the German telecommunications regulator. This market analysis must take into account the E.U. recommendation that specifies a list of telecommunications markets that are considered to be susceptible to, and may warrant, regulation. At the wholesale level, regulation will probably extend to the unbundled local loop, fixed network interconnection, leased lines, broadband access, mobile termination and access, mobile origination and international roaming, and broadcasting transmission services. The Telecommunications Act also identifies several potential access markets that may be subject to regulation, such as resale, billing services, and unbundled broadband access. The German telecommunications regulator is expected to issue regulatory orders (Regulierungsverfügung), which will likely include certain market definitions, the determination of network operators with significant market power and appropriate access obligations. The German telecommunications regulator will likely issue regulatory orders relating to network access obligations, and require us to make such offers to our competitors.

        A provider with SMP for telecommunications services to the public in a particular market segment must also grant to competitors active in the same market access to services that it uses internally for the provision of such services to the public. Such access must be provided under the same conditions that the provider with SMP applies to itself, unless the offer of different conditions can be justified.

  Fixed-Fixed Interconnection

        Since January 2002 there has been an "element-based" interconnection tariff system in Germany, which we believe is the international norm. Under this system, the tariff for transmission of traffic is based on the number and type of network elements used in transmission, and not on the distance over which the traffic is transmitted. The German telecommunications regulator approved our current interconnection pricing levels in November 2003. These tariffs are valid from December 1, 2003, to May 31, 2006. As a result of the implementation of the element-based tariff system, we were required to reduce our interconnection rates by an average of approximately 9.5% per year, which has enabled our competitors that do not invest in their own infrastructure to lower their prices for fixed-line international and domestic long-distance calls. However, we have initiated legal proceedings against the implementation of the element-based tariff system, which are still pending. For more information, see "Item 8. Financial Information—Litigation."

        We pay termination charges for calls initiated on our networks that terminate on the networks of other carriers. These charges were previously billed on a reciprocal basis, i.e., at the termination rate approved by the German telecommunications regulator for Deutsche Telekom. On September 20, 2004, the German telecommunications regulator stipulated a mark-up of EUR 0.0017/minute on termination charges that Deutsche Telekom has to pay for calls that originate on our networks and terminate on the network of a non-dominant carrier. This mark-up is applicable from October 15, 2004, to May 31, 2006. As a consequence of this action by the German telecommunications regulator, T-Com will, from May 2005 onwards, pass on to its customers the additional costs that it incurs as a result of the higher termination charges.

  Fixed-Mobile Interconnection

        T-Mobile Deutschland and T-Com have concluded an agreement on the reduction of national termination rates from EUR 0.1432 to EUR 0.132 as of December 15, 2004, and a further reduction from EUR 0.132 to EUR 0.11 as of December 15, 2005. T-Com also agreed on the same terms with Vodafone and slightly higher termination rates with O2 and eplus (EUR 0.179 to EUR 0.149 cent as of December 15, 2004, and a further reduction from EUR 0.149 to EUR 0.124 cent as of December 15, 2005, respectively). Accordingly, T-Mobile Deutschland's termination rates are now among the lowest in Europe. Further price cuts may be required as a result of regulatory procedures and the ongoing market analysis procedure currently being conducted by the German telecommunications regulator. For more information, see "—Provisions Applicable to Providers with Significant Market Power." Such regulatory intervention may have a material impact on our termination revenues.

        T-Com is required to offer all German fixed-line carriers transit rights to all German mobile operator networks at regulated rates. These rates consist of a charge for transit through Deutsche Telekom's network and the termination charge of the relevant mobile operator. However, only the transit charges are subject to regulation.

  Local Loop Access

        Providers with significant market power in the German public telecommunications market are generally obligated to "unbundle" their service offerings to the extent demanded by their competitors. Various competitors have asked us to provide unbundled access to our subscriber lines in Germany (i.e., the local loop). Deutsche Telekom offers unbundled local loop since 1998. By allowing competitors to connect to customer access lines within local networks, unbundling of the local loop allows competitors to gain direct access to customers without having to build local networks of their own. In this way, competitors are able to use our customer access lines to offer a wide range of local services directly to the customer.

        There are currently a number of pending legal proceedings regarding recent decisions of the German telecommunications regulator that concern access charges relating to the local loop, and which have resulted in severe reductions in our charges for such access. We believe that the German telecommunications regulator did not take into account a number of costs that were justifiable costs for these services, and if it had done so, our local loop access charges would have been higher. For more information, see "Item 8. Financial Information—Litigation."

        On April 29, 2003, the German telecommunications regulator reduced the monthly line rental charges we are allowed to charge our competitors from EUR 12.48 to EUR 11.80. The current charges are valid from May 1, 2003, to March 31, 2005. On February 17, 2005, we applied for new monthly line rental charges in the amount of EUR 17.40. The German telecommunication regulator's decision is expected at the end of April 2005. Furthermore, with effect from July 1, 2004, the German telecommunications regulator decided that the one-time charges that we may collect from competitors with respect to customers switching out of our network (without installation or access work performed at the customer's point of access) will be reduced from EUR 56.60 to EUR 47.97. Also with effect from July 1, 2004, the fee we may charge to competitors terminating their use of the local loop, with no concurrent switch to another carrier, was reduced from EUR 47.09 to EUR 36.65. These new one-time charges are valid until June 30, 2005. We will have to apply in April 2005 for new one-time charges applicable after June 30, 2005.

        Since January 2001, we have been offering line sharing (i.e., using a single access line for multiple purposes, including sharing access with competitors) in accordance with E.U. requirements. In June 2004, the German telecommunications regulator approved our application for a monthly line sharing tariff of EUR 2.43. Our application for the reduction in monthly line sharing tariff to this level had become necessary in order to prevent the E.U. Commission from opening formal proceedings against us. The E.U. Commission had previously concluded that there was a negative margin between our wholesale line sharing and our retail T-DSL tariffs. The E.U. Commission considered these to be "abusive," pursuant to Article 82 of the E.C. Treaty, because a negative margin would not allow our line-sharing customers to effectively compete with us in the retail DSL market. The E.U. Commission inquiry has not yet been finally concluded; until 2006 we will have to report the development of our wholesale line sharing and retail DSL tariffs to the E.U. Commission on a regular basis.

        In July 2002, the German telecommunications regulator established rules for fair access to the unbundled local loop within our network. Among other things, the German telecommunications regulator assessed penalties on us in order to enforce the time limits set for the provision of local loop access, and required us to give competitors access to certain elements of our electronic information systems. We initiated legal proceedings to prevent certain of these and other regulatory obligations from being imposed on us (including penalties). We obtained injunctive relief from the immediate imposition of such penalties. The proceedings in the main action are currently pending. For more information, see "Item 8. Financial Information—Litigation."

  Carrier Selection

        Carrier selection for long-distance calls was introduced in the German market in 1998. Since April 25, 2003, we have been required to allow our customers to select alternative local carriers on a call-by-call basis. In addition, permanent customer pre-selection of alternative local carriers commenced on July 9, 2003. On June 4, 2003, the German telecommunications regulator approved a one-time fee of EUR 4.40 for the service of pre-selection for local calls, pre-selection for long-distance calls and for a service where pre-selection for local and long-distance calls are ordered together.

  Leased Lines

        In May and July 2002 the German telecommunications regulator imposed upon us the obligation to modify our contractual conditions for the provision of leased lines to competitors. We were required, among other things, to include in our contracts clauses obliging us to pay penalties in cases of delay, expand wholesale supply and warrant certain delivery periods. In response, we initiated legal proceedings in the Cologne Administrative Court (Verwaltungsgericht Köln). The Cologne court granted our request for an injunction, which was later affirmed by the Appellate Administrative Court in Münster. Both courts explicitly confirmed that our leased line provisioning practices are not discriminatory. Proceedings in the main action are still pending. For more information, see "Item 8. Financial Information—Litigation."

        On June 25, 2004, the German telecommunications regulator approved our application for an extension of our current rates for the provision of analog leased lines. These tariffs are valid until November 31, 2005. On November 30, 2004, the German telecommunications regulator also approved our application for an extension of our current rates for digital leased lines. These tariffs are valid until March 31, 2005. Both decisions contribute to the maintenance of our costs in the leased lines sector at current levels. On November 18, 2004, we applied for new digital leased line tariffs. With its decision of January 27, 2005, the German telecommunications regulator approved our applications for new tariffs and also accepted our new pricing scheme for digital leased lines. The new element-based pricing scheme allows us to offer more individually designed leased line products. This approval is valid from April, 1, 2005, to November, 1, 2006.

  Resale

        During the last few years, several proceedings before the German telecommunications regulator and before the courts, which were decided under the previous Telecommunications Act, resulted in our obligation to offer access and local call services, including DSL access, for resale by our competitors. On July 18, 2003, the German telecommunications regulator imposed on us the obligation to submit a reference offer to our competitors that would permit telecommunications services resellers in Germany to acquire from us line access services (including DSL), unbundled from transmission conveyance services. Unbundled resale effectively allows our competitors to engage in the risk-free arbitrage of price differentials in a market where Deutsche Telekom and other network operators have made considerable investments in telecommunications access infrastructure.

        Under the Telecommunications Act, the German telecommunications regulator is authorized, at its option, to require us to offer to our competitors for purposes of resale the same services that Deutsche Telekom offers its own customers. However, until June 30, 2008, the German telecommunications regulator may only require us to offer resellers of telecommunications services line access services bundled with conveyance services. We believe that the financial consequences of our becoming required to provide such services on an unbundled basis could be significant, because our competitors, without having to build their own networks, could be able to compete with us quickly.

  Internet Access

        We offer various Internet access services for alternative carriers via our public switched-line telephone network ("PSTN"). The prices of those services are regularly determined by the German telecommunications regulator in a "prior approval of service" procedure, which takes place every other year. In its most recent such decision at the end of January, 2005, the German telecommunications regulator reduced the relevant Internet access charges by an average of approximately 2%. The new tariffs are valid from February 1, 2005, to May 31, 2006.

        T-Online is not subject to the regulation of its tariffs under the Telecommunications Act. However, Internet subscribers are indirectly affected by the regulation of tariffs, including wholesale costs and charges for telecommunications services. In June 1999 the German telecommunications regulator ruled that the Internet access charges of T-Online are not subject to price regulation, because the dominant feature of online services is not telecommunications, but "tele-services" (Teledienste). Nevertheless, there are some indications that the German telecommunications regulator may change its view of such price regulation in the future. The amended Telecommunications Act, which entered into force in June 2004, considers regulation as technologically neutral, which means that any kind of electronic communication may now fall under the scope of the Telecommunications Act. Therefore, an extension of sector-specific regulation to access to online telecommunications markets cannot be ruled out.

        Moreover, our recent organizational changes, in combination with the proposed merger of T-Online into Deutsche Telekom, may lead to increasing regulatory risks which will depend on the ultimate organizational structure of this unit.

  Broadband Products

        T-Com offers various broadband wholesale products, which provide competitors with several opportunities to construct their own DSL offerings, depending on their particular network structures. Besides unbundled local loop and line sharing, T-Com offers DSL resale products on a voluntarily basis. Since August 1, 2004, several DSL resale agreements have been concluded with competitors without the intervention of the German telecommunications regulator.

        T-DSL ZISP is a wholesale broadband access service that T-Com currently offers to ISPs. The service is designed to provide access to T-Com's DSL lines, and to recently launched DSL resale lines, so that the ISP can set up end-to-end data lines to its end-customers. On September 29, 2004, the German telecommunications regulator approved T-DSL ZISP tariffs that are 18% lower than the tariffs previously approved. The new tariff charges EUR 0.52 per 10 kbit/s.

        In August 2004, T-Com launched its Bitstream Access ("BSA") unbundled broadband access product on a voluntarily basis, which is a combination of DSL resale products with additional wholesale IP transport services (e.g., ZISP). This product, for which T-Com has already concluded contracts with several major German providers, enables ISPs and network operators without their own infrastructure to transport broadband traffic between end-customers and the IP networks of our competitors.

        Under the Telecommunications Act, the German telecommunications regulator can impose on T-Com the obligation to offer unbundled broadband access to its competitors. This could also include the obligation to unbundle a DSL wholesale product from the existing telephone lines. No final decision will be known, however, before the German telecommunications regulator completes its market analysis procedure for the market for broadband access. This market analysis procedure is expected to begin in March 2005 and to be completed in autumn 2005.

  Voice over IP

        At present VoIP services are not regulated in Germany. In April 2004, the German telecommunications regulator launched a consultation concerning the regulatory treatment of VoIP. The main purpose of this consultation was to investigate whether VoIP should be classified as a "publicly available telephone service" and, thus, whether providers of VoIP should bear the obligations attributable to this classification (e.g., those relating to emergency services, consumer protection and public safety). A second purpose was to investigate whether market regulation is necessary in the VoIP market. The results of this consultation are still under discussion by the German telecommunications regulator. In June 2004, the E.U. Commission also launched its own consultation concerning the same issues. According to the German telecommunications regulator and the E.U. Commission, the results of the national and the E.U.-wide consultations will not be published before late spring 2005. Irrespective of the outcome, we expect that the increasing availability of VoIP services will result in competitive pressure to lower our tariffs for calls.

        As a first step in the organization of the VoIP market, in November 2004, the German telecommunications regulator decided to open a new telephone number prefix range (032) for VoIP providers. This number, like mobile telephone numbers, is a non-geographic number dedicated exclusively to addressing VoIP services. Simultaneously, the German telecommunications regulator announced plans to also grant geographic numbers, in order to allow for VoIP services that are not restricted to a fixed location ("nomadic" services). The German telecommunications regulator began a public consultation regarding those plans at the end of November 2004. If the German telecommunications regulator opens up the geographic number range for VoIP services, VoIP providers will have the opportunity to use both number prefix ranges—(032) and ordinary geographic prefixes—for their services.

  Universal Services

        The Telecommunications Act includes provisions to ensure the availability of certain basic telecommunications services (referred to as "universal services") throughout Germany. Universal services include public fixed-network voice telephony with certain ISDN features, directory services, telephone books, public pay phones and certain categories of transmission lines. These services must be universally available to all customers at a price determined by the German telecommunications regulator to be an "affordable price."

        Under the Telecommunications Act, if a universal service in a particular product and geographic market is not being appropriately and adequately provided, or where there is reason to believe that such provision will not be accomplished, each provider with a share of at least 4% of the product market for such service, or a position of significant market power in the relevant product and geographic market, can be required to contribute to the cost of providing such universal services. Contributions are required if the provider of a universal service proves that the long-term additional costs of providing the service efficiently in the relevant geographic market, including adequate interest on capital employed, exceed the revenues from providing that service at an affordable price.

        We currently provide the universal services specified by the Telecommunications Act voluntarily and without compensation. If we decide to stop providing any of the services referred to in the Telecommunications Act, we must give at least one year's advance notice. We expect that we will, for some time to come, be the only provider considered suitable to be subjected to the universal services obligation. Accordingly, it may prove difficult for us to cease providing universal services in some markets, although we may be able to claim special compensation.

        If we become formally required to offer universal services, and if the revenues from providing that service are insufficient to cover our additional costs relating thereto, the compensation granted under the Telecommunications Act may be insufficient to cover our full costs of providing that service. This is more likely to be the case because we are required to contribute to the cost of providing these services in proportion to our market share.

  Customer Protection Ordinance

        The Telecommunications Customer Protection Ordinance (Telekommunikations-Kundenschutzverordnung, the "Customer Protection Ordinance") covers the special rights and obligations between providers of telecommunications services to the public and their customers, who may be either end-customers or competitors, to the extent that they have concluded a contract or intend to conclude a contract with the relevant telecommunications provider. As a result, nearly all our products and services, with only a few exceptions, such as the marketing of telephones, are subject to the provisions of the Customer Protection Ordinance.

        Pursuant to the Customer Protection Ordiance, market-dominant providers of voice telephony must, upon request, eliminate or repair any malfunction immediately, including at night or on Sundays or holidays. Customers can request a free itemized statement of their calls, which must be detailed enough to allow them to check and monitor the accuracy of their bills. In the event that a customer has made no other arrangements with another provider, the customer will receive a combined bill from his local carrier. In such cases, the charges for all calls that the customer has made via other providers must be listed separately. In addition, as of January 1, 2001, telecommunications service providers have been under an obligation to ensure that any customer who has set a ceiling for its calling charges does not exceed it. The Customer Protection Ordinance also allows for certain limitations on the liability of telecommunications service providers.

        The Customer Protection Ordinance is currently under legislative review. In February 2005, the Federal Republic approved a draft bill mainly relating to revised customer protection rights, the provisions of which are expected to become amendments to the Telecomunications Act. Based on this draft bill, it is possible that certain customer rights will be expanded, such as the right to receive free itemized bills for services beyond voice telephony calls, or the right to bar certain calls free of charge. Also included for review in this draft bill are the separate legal requirements that were enacted in 2003 in response to the misuse of certain value-added and premium-rate services by some of our customers, who offer such services under specific prefixes within our network. Such services are currently billed directly to the customer. These requirements give expanded monitoring powers to the German telecommunications regulator and impose strict and potentially costly requirements on network operators and providers. In view of the provisions included in the draft bill, further tightening of these existing legal regulations, especially with respect to expanded obligations regarding transparency of prices for customers, are likely. The draft bill has yet to be approved by the German Federal Parliament (Bundesrat) or the Chamber of the Federal States (Bundestag), but it is expected to become law in mid-2005.

  Billing and Collection

        The Telecommunications Act authorizes the German telecommunications regulator to require us to offer to our competitors a specified range of billing and collection services, and to deliver customer data for accounting purposes. However, the Telecommunications Act explicitly excludes an obligation to send and enforce late-payment warnings. In addition, it expands the range of billing services to products that are not themselves telecommunication services, but based on them, and sets upper euro limits for the billing and collection of unmetered services. The German telecommunications regulator may not impose obligations with respect to billing and collection services if the party required to provide these services has entered into agreements concerning these services with the majority of the telecommunications service providers to which its customers have access, and grants other telecommunications servise providers that are not party to such an agreement access to such services at non-discriminatory terms. For information regarding the status of billing and collection- related legal proceedings in which we are involved, see "Item 8. Financial Information—Litigation—Proceedings Against Decisions of the German Telecommunications Regulator—Wholesale Markets—Billing and Collection."

  Competition Law

        The German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) prohibits the abuse of a market-dominant position as well as the distortion of competition through agreements or collusive behavior by market participants. Mergers, including the creation of joint ventures, must be notified to the Federal Cartel Office before they can be executed if the concerned undertakings' turnover reaches a certain threshold, but remains below the threshold above which mergers must be notified to the E.U. Commission. The Federal Cartel Office is obligated to prohibit a merger if it creates or strengthens a market-dominant position.

        The Federal Cartel Office is empowered to enforce these provisions and may impose sanctions if its orders are violated. However, before taking action against abuses of market-dominant position in the telecommunications sector, the Federal Cartel Office must consult with the German telecommunications regulator. Market participants damaged by abusive practices of a market-dominant provider may claim damages under the Telecommunications Act as well as under the Act Against Restraints of Competition.

        On August 8, 2003, the Federal Cartel Office and the German telecommunications regulator opened parallel proceedings against us, following a complaint by Vodafone D2 and info.portal concerning the way in which we provided the complainants and other parties with access to our "NDIS" online directory information database. Vodafone D2 and info.portal use this database for providing voice directory services. In June 2003, we installed a filter in NDIS that grants external users access only to data that the Telecommunications Act requires us to make available. Directory information that we do not obtain in our function as a carrier, but from other sources, is currently not being provided to external NDIS users. The complainants assert that this practice limits their possibilities regarding the provision of operator-based voice directory services and, thus, constitutes an abuse of a market-dominant position. Since most companies providing operator-based voice directory services use the NDIS technology, or comparable software available from at least two other companies, we argued that we do not have a market-dominant position in this area. Furthermore, we contend that the filter complies with the relevant provision of the Telecommunications Act. If the complainants succeed, we would be obliged to adapt the filter in accordance with the German telecommunications regulator's and/or the Federal Cartel Office's decision and deliver value-added data to third parties. These proceedings are still pending.

        In April 2004, the Federal Cartel Office approached us with the request that we provide certain information in relation to the previous sale of our television cable business, Kabel Deutschland GmbH ("KDG") to a purchaser consortium in 2003. The Federal Cartel Office requested information in order to be able to examine whether KDG and/or the purchaser consortium and Deutsche Telekom agreed on an inappropriate non-compete clause, according to which KDG would be restricted from offering high-speed Internet services over its broadband television cable network in Germany. We do not believe that this investigation by the Federal Cartel Office will result in any further proceedings against us. If, however, the Federal Cartel Office were to establish that any anti-competitive activities had occurred in connection with the sale of KDG, it could impose a fine of up to three times the amount of the additional proceeds we realized as a result of the alleged infringement of the competition rules. In addition, we could be obliged to amend our current service agreements with KDG.

        The requirements imposed upon us by German competition law must also be viewed in the context of E.U. competition rules. For more information see "—The E.U. Regulatory Framework—Competition Law."

  The E.U. Regulatory Framework

  General

        Germany is a member state of the European Union. As such, it is required to enact E.U. legislation in its domestic law and to take E.U. legislation into account in applying its domestic law. European Union legislation can take a number of forms. "Regulations" have general application, are binding in their entirety and are directly applicable in all Member States. "Directives" are also binding, but national authorities may choose the form and method of implementation. "Recommendations" are not binding, but German courts are obligated to take them into consideration.

        Over the past 17 years, the E.U. Commission has opened the telecommunications markets to competition through a series of liberalization directives that gradually abolished the monopoly rights of state-owned telecommunications operators. Public voice telephony services became open to full competition in the majority of Member States, including Germany and Austria, with effect from January 1, 1998, and had been open to full competition in the United Kingdom since before 1998.

        Between 1989 and 2001, the European Union adopted a number of directives and recommendations regarding open and efficient access to, and the use of, public telecommunications networks and services. These were intended to harmonize technical interfaces, usage conditions, and mandatory minimum service standards for all fixed-line users, and a general framework for tariffs throughout the European Union. Specific measures have been adopted in a number of areas, including licensing and interconnection. Additional obligations in relation to network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination can be imposed on those operators that are designated by the relevant national regulatory authority (NRA) in the telecommunications sector (e.g., in the Federal Republic, the German telecommunications regulator) as having significant market power in an electronic communications market.

  The New E.U. Regulatory Framework

        At the end of 1999, the E.U. Commission initiated a review of the E.U. telecommunications regulatory framework focusing on the development of competition in the telecommunications sector and the increasing convergence of media, telecommunications and information technology. In February and July 2002, legislative measures were adopted consisting of a general framework directive and four specific directives regarding:

  (1)
  access to and interconnection of electronic communications networks;

  (2)
  mandatory minimum service standards for all users (universal service) and users' rights;

  (3)
  authorization and licensing regimes; and

  (4)
  telecommunications data protection as well as a decision on a regulatory framework for radio spectrum policy in the European Union.

        Member States were under an obligation to implement the directives into their domestic law within 15 months of their adoption. So far, the directives have been adopted in 20 out of 25 Member States, including Germany. For more information, see "—Provisions Applicable to Providers with Significant Market Power."

        The E.U. telecommunications directives are intended to:

  •
  Establish the rights, responsibilities, decision-making powers and procedures of the NRAs and the E.U. Commission, including an NRA's obligation to submit to the E.U. Commission as well as the NRAs of other Member States, prior to adoption, proposed regulatory measures relating to market definition and significant market power, and the E.U. Commission's power to require NRAs to withdraw such proposed measures to the extent the E.U. Commission considers such measures to form a barrier to the single European market or to be incompatible with E.U. law.

  •
  Identify specific policy objectives that NRAs must achieve in carrying out their responsibilities (e.g., to promote an open and competitive European market for communications services, to promote the interests of European citizens and to consolidate the European Union's internal market in a converging technological environment).

  •
  Provide that operators with significant market power in relevant electronic communications markets can be subject to certain obligations, such as obligations relating to the cost-orientation of prices, transparency, non-discrimination between their own subsidiaries and competitors, accounting separation and mandated access to, and use of, network facilities as set out in the directives on universal service and access.

        An E.U. regulation on unbundled access to the local loop entered into force in January 2001. It contains the obligations to provide full unbundled access to the copper paired wire lines and at the same time unbundled access to the high frequency spectrum (line-sharing).

        The E.U. Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies certain markets having characteristics that may justify the imposition of regulatory obligations. The first recommendation concerns retail markets for fixed public telephone service and leased lines and wholesale markets for the unbundled local loop, fixed network interconnection, broadband access, mobile termination and access, mobile origination and international roaming, and broadcasting transmission services. NRAs are obliged to carry out new market analyses on all communications markets included in the E.U. Commission's recommendation and those that NRAs have decided to include in the scope of sector-specific regulation with the agreement of the E.U. Commission. Under the Directive on a Common Regulatory Framework for Electronic Communications Networks and Services (the "Framework Directive"), the E.U. Commission must regularly review its recommendation. The first review of these recommendations is likely to be performed at the end of 2005. This review may lead to an increase or a decrease in the number and scope of markets subject to sector-specific regulation.

        Whether the new regulatory framework will increase or decrease our regulatory burden will largely depend on the manner in which the directives are implemented in the Member States, how the new framework will be applied by the E.U. Commission and NRAs and how the newly established European Regulators Group ("ERG"), a body composed of representatives of NRAs, will influence the NRAs' decisions. Experience so far indicates that this will include continued regulation of prices of wholesale products of operators with significant market power in the areas of fixed telephony and broadband, increasing pressure on price regulation of fixed-to-mobile termination and international roaming charges and slow, if any, lifting of obligations in relevant retail markets for electronic communications.

        In the context of the new E.U. regulatory framework, pressure is increasing on the German telecommunications regulator to introduce further regulation of wholesale broadband access in Germany. The E.U. Commission has stated its concern that "bitstream access," which is considered one alternative to the wholesale broadband access market, has not been made available to all market participants in Germany. In April 2004, the ERG published a common position on bitstream access, stating that bitstream access is essential to the development of competition in the wholesale broadband access market, and that the NRAs should make the granting of a bitstream access product to competitors mandatory. The German telecommunications regulator is in the process of reviewing bitstream access, thereby commencing the market analysis procedure in the German broadband access market. The findings of the ERG may result in additional pressure on the German telecommunications regulator to adopt further regulations relating to bitstream access and products. Any such actions would have the effect of allowing competitors to access this portion of the wholesale broadband market at lower rates and without the need to invest in similar infrastructure, which action will likely have negative effects on our operations and market share in this area.

        The new E.U. regulatory framework will result in increased co-operation between the E.U. Commission, the ERG and NRAs, with the E.U. Commission taking a lead role in determining key regulatory issues, such as market definition and market power analysis. The ERG has taken the lead in establishing a common position relating to the application of specific regulatory remedies to operators with significant market power. This will, in turn, influence NRA decisions on the imposition of regulatory obligations for specific market failures. The ERG common position, published in April 2004, contains several specific recommendations (including recommendations relating to mobile termination rate regulation and wholesale access regulation) that may lead to a more rigid regulatory regime. The ERG has, furthermore, announced that it intends, in 2005, to address issues relating to VOIP. Any ERG common position or recommendation could result in increased pressure on the regulation of VoIP retail offers by operators with significant market power.

        Following the preparatory work of the ERG, in December 2004, the E.U. Commission published a draft recommendation, which establishes principles for the imposition of accounting separation and cost accounting obligations on operators with significant market power. The proposal would allow NRAs to impose wide-ranging information requirements and provides for a consolidation of the separate accounting systems operated for purposes of telecommunications regulation and other statutory accounting obligations in case an accounting separation obligation is issued. These requirements could result in additional costs for regulated operators.

        The new telecommunications data protection directive allows Member States to adopt legislative measures concerning traffic data retention where it is proportionate and necessary to, among other things, safeguard national and public security and to prevent and prosecute criminal offences or unauthorized uses of electronic commerce systems. An obligation to retain traffic data could, depending on the scope and duration of the retention, result in significant costs for us. Member States, including Germany, are currently discussing whether to adopt legislation on traffic data retention for law enforcement purposes.

        The Ministry of Economics and Labor has published draft ordinances on interception and emergency calls. Some provisions in these draft ordinances exceed the objectives stated in the E.U. Directive on Universal Service and Users' Rights Relating to Electronic Communications Networks and Services (the "Universal Service Directive") and could lead to considerable costs for providers, if appropriate compensation is not provided.

        In March 2004, the European Parliament and the Council of the European Union reached a compromise agreement on a directive concerning measures and procedures to ensure the enforcement of intellectual property rights. The proposal contains a number of measures aimed at facilitating the prosecution of copyright infringement in the context of file-sharing of music and video files via peer-to-peer platforms. These measures are to be applied only for breaches committed on a commercial scale (i.e., consumers acting in good faith will be excluded). Although the directive provides for the possibility of wide-ranging claims against third parties, such as ISPs and network operators, no directly binding obligations or liability claims against ISP and network operators were established on the E.U. level. However, regulatory requests to ISP and network operators for data concerning customers who are linked to alleged infringements might increase and result in further costs. The requests for information are, however, constrained as they can only be pursued within a pending court procedure.

        The E.U. Commission has carried out a consultation concerning a possible new legal framework for monetary payments in the internal market and is preparing proposals for such a legal framework. Financial regulation was originally designed to deal with high-value payments, person-to-person transactions and higher risks for consumers. Current E.U. legislation already provides for the regulation of e-money but has been interpreted in many different ways by national financial regulators. The purpose of the E.U. Commission's consultation is to harmonize the application of the existing framework. Harmonization could lead to an intensified application of financial regulation in countries in which we are active. As a result, it may become necessary for companies in our group to obtain banking or e-money licences in some or all of the Member States in which we conduct business. Increased regulation could have a detrimental effect on our current business models, such as those involving prepaid mobile services, premium-rate services or micro-payment systems, as well as on future business models. A proposal for a new E.U. directive is expected to be published in June 2005.

  Infringement Proceedings Against Germany

        The E.U. Commission has launched infringement proceedings against the Federal Republic, which can also affect our regulatory environment. In December 2002, the E.U. Commission commenced a proceeding against Germany, claiming that the Telecommunications Act, with regard to carrier selection, unduly limits the obligation to offer carrier pre-selection and call-by-call selection for local calls, because operators that want to offer local calls on the basis of carrier selection are obliged to connect with the local network operator on a local level. The E.U. Commission is of the view that a network operator connected at any level of the network should be able to offer carrier selection for local calls. In July 2003, the E.U. Commission extended its proceedings relating to the imposition of "access deficit charges" (which relate to the subsidy of low access charges through higher call charges). These proceedings may have a negative impact on the regulatory environment with respect to local competition. Because the 2004 amendments to the Telecommunications Act do not provide for access deficit charges to be levied, we believe that this portion of the proceedings will be closed.

        In October 2004, the E.U. Commission launched an infringement procedure against Germany concerning provisions of the Telecommunications Act in connection with wholesale network access, including interconnection. The E.U. Commission's concern was that the German telecommunications regulator lacked the full flexibility required by the Framework Directive with respect to its authority to issue decisions regarding the imposition of obligations on operators found to have SMP in the field of wholesale network access and interconnection. This infringement procedure could slightly increase the risk of an imposition of pre-approval, cost-based price regulation of wholesale mobile network access services, in particular fixed-mobile termination tariffs. However, the infringement procedure could also lead to more flexibility for the German telecommunications regulator to refrain from imposing cost-oriented prices where an access obligation had been imposed on an operator with SMP.

  Competition Law

        The European Union's competition rules have the force of law in the Member States and are, therefore, applicable to our operations. The main principles of the E.U. competition rules are set forth in Articles 81 and 82 of the E.C. Treaty and in the E.U. Merger Regulation (the "Merger Regulation").

        Article 81(1) of the E.C. Treaty prohibits "concerted practices" and all agreements between undertakings that may affect trade between Member States and which restrict, or are intended to restrict, competition within the European Union. Article 82 prohibits any "abuse of a market-dominant position" within the European Union, or any substantial part of it, that may affect trade between Member States. The E.U. Commission enforces these rules in cooperation with the national competition authorities (in Germany, the Federal Cartel Office). The Federal Cartel Office may also directly enforce the competition rules of the E.C. Treaty. In addition, the national courts have jurisdiction over alleged violations of E.U. competition law.

        We periodically receive requests for information from the E.U. Commission. Through inquiries of this kind, the E.U. Commission monitors the development of competition in the telecommunications markets in all Member States. Further investigations and other remedial measures of the E.U. Commission, aimed at promoting competition in the European telecommunications sector, may be expected.

        The Merger Regulation (amended effective May 1, 2004) requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the E.U. Commission for review, rather than to the national competition authorities. Under the amended Merger Regulation, concentrations will be prohibited if they significantly impede effective competition in the common market, or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position.

        On July 11, 2001, the E.U. Commission issued a press release confirming that E.U. Commission inspectors and officials from national competition authorities had started carrying out simultaneous inspections at the premises of nine European mobile telephony operators located in the United Kingdom and Germany. Our subsidiaries T-Mobile Deutschland and T-Mobile UK were among the companies inspected. The E.U. Commission asserted that an E.U.-wide sector inquiry had established serious competition concerns regarding pricing practices for mobile roaming services, which warranted further investigations, particularly in the United Kingdom and Germany. The E.U. Commission statement indicated that the inspections in the United Kingdom and Germany were to ascertain whether there had been consumer price-fixing by mobile operators in both countries. The statement further indicated that the inspections intended to verify whether German operators have illegally fixed the wholesale prices they charge to other operators, and whether these prices are excessive or discriminatory. The E.U. Commission has been focusing its inquiry on the U.K. operators, resulting in a number of further requests for information. On July 26, 2004, the E.U. Commission announced that it had sent a statement of objections to Vodafone and O2 in the United Kingdom, but not to T-Mobile UK or Orange UK. We therefore believe that it is unlikely that the E.U. Commission will open formal proceedings against T-Mobile UK. On February 10, 2005, the E.U. Commission opened formal proceedings against, among others, T-Mobile in Germany. The E.U. Commission alleges that T-Mobile Deutschland has been abusing its dominant position in the market for wholesale roaming services by charging excessive tariffs for calls of foreign visitors in its network during the period from 1997 to 2003. T-Mobile has yet to respond to the allegations. Should the E.U. Commission decide to uphold its preliminary findings, it may impose significant fines on T-Mobile. In addition, T-Mobile may be obliged to lower the wholesale roaming tariffs it charges to foreign operators as a result of a market analysis procedure undertaken by the German telecommunications regulator. These activities are being coordinated by the ERG and the E.U. Commission and have resulted in an inquiry being launched by the German telecommunications regulator in February 2005; the results of this inquiry are not expected until later in 2005.

        T-Mobile and O2 have concluded an agreement concerning UMTS infrastructure sharing and roaming arrangements for their operations in Germany and the United Kingdom. These arrangements were cleared by the E.U. Commission in 2003, subject to time limits for roaming in the areas where UMTS licenses require licensees to build-out their own network infrastructure. A similar arrangement has been established by T-Mobile Austria. The arrangement, which has a limited scope, is currently not subject to notification with the Austrian national competition authority.

        In December 2003, T-Mobile formed an alliance of mobile operators with Telefonica Moviles, Telecom Italia Mobile and Orange. For more information, see "—Description of Business and Divisions—T-Mobile—Global Branding, Integration and Alliances." The alliance has engaged in a number of cooperation projects between the parties, which have been summarized in a notification to the E.U. Commission. The parties believe that their cooperation does not result in a significant restriction of competition. The E.U. Commission is currently reviewing the cooperation projects. Should the E.U. Commission identify significant restrictions of competition, the parties to the alliance may have to alter their cooperation arrangements.

        On March 17, 1999, Mannesmann Arcor filed a complaint with the E.U. Commission against the Federal Republic and against us. The complaint is primarily related to our prices for unbundled access to the local loop, which were set by the German telecommunications regulator, and to our subscriber line prices, which are subject to the German price-cap regime. Other competitors jointly filed two further complaints to the E.U. Commission containing similar allegations. On May 21, 2003, the E.U. Commission adopted a decision against us for allegedly abusing our dominant position by charging our competitors and end-users unfair monthly and one-off charges for access to our local network. The E.U. Commission directed us to end the alleged unfair pricing practices immediately and to refrain from repeating the alleged abusive behavior. In addition, the E.U. Commission imposed a fine of EUR 12.6 million. To comply with the E.U. Commission's decision, we requested that the German telecommunications regulator approve a modification of the price-cap regime that would allow us to increase the monthly fee for basic charges for analog access, which request was granted. Additionally, in July 2003, we filed a lawsuit with the Court of First Instance of the European Communities (the "Court of First Instance") to obtain reversal of the E.U. Commission's decision and fine. In the course of the written proceedings the Court of First Instance admitted several of our competitors as intervening parties on the side of the E.U. Commission. Upon our reply to the observations of the intervening parties in December 2004, the written proceedings are now substantially complete. However, the intervening parties are still requesting the disclosure of confidential parts of the case file in order to provide the Court of First Instance with their observations thereto. The Court of First Instance has not yet decided on this request.

        In 2002, following a competitor's complaint with respect to an alleged "price squeeze" between our line sharing and T-DSL tariffs, the E.U. Commission approached us with several requests for information. The E.U. Commission requested extensive data on our tariffs relating to the cost of line sharing and T-DSL services. On the basis of the provided data, the E.U. Commission came to the conclusion that there was a negative margin between our line sharing and T-DSL tariffs. The E.U. Commission informed us that in its preliminary view the charging of those tariffs was abusive pursuant to Art. 82 of the E.C. Treaty, because those tariffs would not allow our line sharing customers to effectively compete with us in the DSL retail market. In order to remedy the E.U. Commission's concerns we committed ourselves to closing the alleged price squeeze by (1) refraining from charging the line sharing fees as of April 1, 2004, to December 31, 2004; (2) restructuring our T-DSL tariffs; and (3) applying to the German telecommunications regulator for a reduction of our (monthly and/or one-off) line sharing fees as of January 1, 2005. As a result of these actions, the E.U. Commission informed us that it would not open formal proceedings against us, provided that we comply with these commitments. After having implemented the restructuring of our T-DSL tariffs, and after having received an approval for the reduction of our monthly line sharing fees to EUR 2.43, effective as of January 1, 2005, the E.U. Commission closed its investigation in July 2004. Upon request of the E.U. Commission, we regularly provide the E.U. Commission with updated information so the E.U. Commission can monitor our on-going compliance with these commitments.

International Regulation

  Regulatory Regime

        We are subject to the regulatory regimes of those countries where we or our subsidiaries or affiliates offer services and/or operate telecommunications networks. Regulation in these countries includes, for instance, procedures for granting or renewing licenses to use scarce resources (mainly frequencies), coverage conditions and other conditions contained in licenses, universal service obligations, price approval and product launch procedures, regulation of the terms of interconnection and network access for other network operators, requirements to permit customers to select an alternative carrier for individual calls or to pre-select an alternative carrier, number portability requirements, regulation relating to potential health effects of mobile communications devices and related regulatory cases. In some countries, the general legal framework and the regulatory framework relating to telecommunications are less well developed than in Germany. This leads to legal and regulatory uncertainty, which could have an impact on our operations in those countries. Certain regulations may limit the flexibility of our subsidiaries to respond to market conditions. This is especially true in the mobile telephony sector.

  General Authorization and Licensing Requirements

        To provide services and to operate our networks, either general authorizations or licenses are required from the regulatory authorities in the respective countries. In line with the new E.U. regulatory framework, in Member States the operation of fixed networks and the provision of public voice telephony services in the fixed network is subject to a general authorization only, requiring at the most notification or registration, but not explicit approval. Accordingly, in the fixed-line segment, only the public voice telephony services of T-Com's Croatian subsidiary, T-Hrvatski Telekom, still require, and are consequently based on, licensing procedures. These licensing procedures also apply to the mobile network operations of the Deutsche Telekom group, whose GSM and UMTS businesses require individual licenses. The duration of any particular license or spectrum usage right depends on the legal framework in the respective country. Most countries limit the duration of licenses or usage rights to between three and 30 years. However, generally, in the United Kingdom and in the United States renewal of licenses is perpetual.

        In addition, T-Systems co-operates with duly licensed operators and service providers in those countries where T-Systems does not maintain its own operators' licenses. In the event that T-Systems has not obtained a required license or otherwise entered into a cooperation arrangement with a licensed operator, T-Systems may be subject to penalties and sanctions, including criminal prosecution, in some countries.

  Subsidiaries of Deutsche Telekom Group in Central and Eastern Europe

        Deutsche Telekom's subsidiaries in Central and Eastern Europe are subject to the laws and regulations of their respective countries, i.e., Slovakia, Hungary, Croatia and Macedonia. Regulation in Croatia and Macedonia is moving toward the European Union's current regulatory framework on electronic communications, whereas it has already been implemented in Hungary and Slovakia. This development may lead to stricter regulation and enforcement, even in countries that are not yet member states of the European Union.

        Under the new legislation in Hungary and Slovakia, which implements the new E.U. regulatory framework for electronic communications, the national regulators can now impose the full range of remedies provided by E.U. law, especially those contained in the Directive 2002/19/EC of the European Parliament and of the Council of March 7, 2002, on access to, and interconnection of, electronic communications networks and associated facilities (the "Access Directive"), on telecommunications providers with significant market power. Among the remedies that may be imposed are obligations:

  (a)
  to disclose information on the terms of interconnection and network access to competitors;

  (b)
  to treat competitors in a non-discriminatory manner;

  (c)
  to keep separate accounts for activities related to interconnection and network access;

  (d)
  to grant competitors network access; and

  (e)
  to comply with wholesale and (under certain additional conditions) retail price controls.

        Furthermore, SMP operators may be required to implement carrier selection and carrier pre-selection, which allow customers to choose a provider other than the incumbent to route and bill their calls. However, all of these remedies may only be applied after the national regulator has conducted a prescribed analysis of the relevant market, showing that regulatory intervention is justified and proportionate.

        At the same time, the fixed-line operations of Deutsche Telekom's subsidiaries in Central and Eastern Europe are facing strong competition from mobile operators and, to a lesser degree, from VoIP operators. The business impact of increased regulation on Deutsche Telekom's subsidiaries in Central and Eastern Europe will depend on the way in which national regulatory authorities use their newly acquired powers and on whether competitors take advantage of regulatory decisions in their favor. However, increased pressures on prices and market shares are expected.

  Slovakia

  Regulation of Fixed-Line Business

        The Slovak fixed-line telecommunications market was fully liberalized on January 1, 2003, and Slovakia became a full member state of the European Union on May 1, 2004. Correspondingly, a new "Act on Electronic Communications" entered into force on January 1, 2004, implementing the new E.U. regulatory framework. Some secondary legislation was issued in 2004, but we expect the adoption of further secondary legislation to continue during 2005. All obligations emanating from the previous telecommunications law (cost-oriented interconnection, accounting separation, carrier selection, and provision of an offer of a minimum set of leased lines) remain valid until the Telecommunications Office of the Slovak Republic (the "Slovak telecommunications regulator") defines new remedies within the specified market analysis procedures.

        Deutsche Telekom's subsidiary in Slovakia, Slovak Telecom (the incumbent operator), was required to issue a mandatory reference interconnection offer under the previous telecommunications law at the same time the fixed telecommunication market was liberalized on January 1, 2003. However, no interconnection agreement is currently in operation. In 2004, Slovak Telecom was obliged by the Slovak telecommunications regulator to amend its reference interconnection offer and has accordingly submitted a new offer. Among the major changes required are a new pricing methodology based on benchmarks and an obligation to grant competitors co-location rights. The new pricing rules will lead to lower interconnection prices, which may accelerate Slovak Telecom's loss of market share in the retail market.

        The Slovak telecommunications regulator has begun to implement market analysis procedures for the Slovak fixed and mobile wholesale markets, and Slovak Telecom has thus far been found to have SMP in the following markets: fixed network termination, fixed network call origination, and unbundled local loop markets. In a draft decision submitted to the E.U. Commission, the Slovak telecommunications regulator has proposed to apply all of the possible regulatory remedies applicable to market participants with SMP. We expect the processes for these markets to be completed by the end of the first quarter of 2005. The SMP proposition in the draft decision implies that Slovak Telecom will have to implement a new reference interconnection offer and the first reference unbundling offers. We further expect the Slovak telecommunications regulator to continue implementing the market analysis procedures for the remaining markets in 2005.

        A new obligation, number portability, became effective on May 1, 2004. However, because the secondary legislation defining implementation details has not yet been adopted, and fixed interconnection is not yet implemented (i.e., Slovak Telecom's network is not yet being interconnected with another network), this service is not yet available to customers in Slovakia.

        On August 27, 2004, the Slovak Ministry of Transport and Telecommunication issued a decree regarding the financing of the universal service obligation. This decree will have a significant impact on Slovak Telecom as soon as the Slovak telecommunications regulator designates Slovak Telecom as a universal service provider, as expected. Simultaneously, the Slovak telecommunications regulator may also regulate the detailed scope of services and prices to be offered by Slovak Telecom, including further tariff packages for socially disadvantaged groups. The financial impact will depend on the details of the tariff schemes required.

  Regulation of Mobile Business

        Once the market analysis procedures prescribed by the new E.U. regulatory framework have been concluded in Slovakia, the Slovak telecommunications regulator can impose remedies on mobile network operators found to have SMP in sub-segments of the mobile markets. For more information, see "—Subsidiaries of Deutsche Telekom Group in Central and Eastern Europe."

        A draft decision by the Slovak telecommunications regulator for the mobile voice call termination market considers the applicability of SMP status to both of the two Slovak mobile services operators and discusses the imposition of all available remedies, including price controls, on both operators. We expect further decisions concerning access and international roaming during the course of the Slovak telecommunications regulator's ongoing market analysis procedure.

  Hungary

  Regulation of Fixed-Line Business

        On November 24, 2003, the Hungarian Parliament adopted a new telecommunications law. Under this law, our Hungarian subsidiary, Matáv, the largest operator of local access networks in Hungary, is regulated by the Hungarian Communications Authority ("NHH"), which can impose the full range of remedies provided by the new E.U. law regarding telecommunications providers with SMP. For more information, see "—International Regulation—Subsidiaries of Deutsche Telekom Group in Central and Eastern Europe." In addition to these remedies, the NHH is empowered to examine whether the relationship between Matáv's wholesale and retail prices constitutes unfair price competition with respect to its competitors. If such a violation were found to exist, Matáv would be required to adjust its prices correspondingly, and could be fined for its past behavior. However, in September 2004, that authority formally ended an investigation into the relationship between some of Matáv's retail tariff packages and the corresponding wholesale prices, stating that the alleged unfair price competition could not be proved. At the moment, no further NHH investigation is expected on this issue.

        Although some competition within the fixed-line network has existed in Hungary for several years, Matáv still possesses substantial market shares in many telecommunications markets within Hungary. Therefore, it is likely that Matáv will be found to have SMP in a large number of the markets currently subject to regulation under the NHH's ongoing market analysis procedures. As a result, it is likely that certain regulatory obligations, including those governing the terms and conditions of network access, will be imposed on Matáv, leading to a loss of market share in at least some segments of the markets in which it is operating. At this point, the company cannot fully anticipate the combined impact of these changes on its business and results of operations. Matáv's business and results of operations may be adversely affected by the result of some market analysis procedures, while others may lead to the termination of Matáv's SMP status and the removal of related regulatory obligations.

        The NHH's analysis of Hungary's electronic communications markets has experienced some delay and began only in August 2004, but several draft decisions regarding the fixed-line markets have been issued to date. According to the draft decisions regarding the markets for access to the public telephone network at a fixed location for residential customers and non-residential customers, the NHH proposes to subject Matáv's prices to a price-cap formula. According to this formula, subscriber line prices may not be raised by a higher percentage than the inflation rate during the reference period. According to the draft decisions relating to the markets for publicly available local and/or national telephone services and international telephone services provided at a fixed location for residential customers and non-residential customers, Matáv would no longer be subject to controls of its call prices, but would incur an obligation to offer carrier selection/carrier pre-selection under Article 19 of the Universal Service Directive. In its comments on the aforementioned draft decisions of the NHH, the E.U. Commission has partly questioned the appropriateness and proportionately of the remedies proposed. The NHH may now adopt the proposed measures taking the utmost account of the E.U. Commission's comments and comments made by other national regulators.

        The removal of price controls in retail call markets would allow for greater pricing flexibility. However, Matáv's maneuvering space is in fact restricted by existing competition with mobile, cable telephony and fixed-line competitors. Competition has been further facilitated by geographical and non-geographical number portability, which was introduced into the fixed-line network on January 1, 2004. By the end of October 2004, Matáv suffered a net loss of 43,186 lines as a result of number portability.

        T-Com also expect that continuing or increased wholesale market regulation (e.g., additional obligations regarding the provision of leased lines, call termination charges and wholesale products for broadband access), will have a negative impact on Matáv's margins. According to the draft decisions of the Hungarian regulator for these markets, obligations on call origination and termination, unbundling, price regulation and broadband local bitstream access would remain in force, and new obligations—including retail price regulations—for the leased line termination segment and broadband national bitstream access would be introduced, while all current remedies concerning call transit and leased line trunk segments would be lifted. However, these decisions are not yet effective.

        As in previous years, Matáv will most likely also have to submit reference offers for interconnection and unbundling to the NHH for approval. In the market for wholesale call origination, Matáv has been designated as having significant market power, along with the other access network operators (Emitel, Monortel, HTCC and Invitel), and would therefore be subject to price regulation. The financial impact such price regulation may have cannot be calculated at this point.

  Regulation of Mobile Business

        T-Mobile Hungary operates under the conditions contained in its current GSM licenses for the 900 and the 1800 MHz frequency bands. Among these is the requirement to pay yearly frequency usage fees, which amounted to approximately EUR 20 million in 2004. While the concession fee of approximately EUR 45 million for the 900 MHz license has been fully paid, T-Mobile Hungary has paid an annual concession fee of USD 1 million since the commencement of the 1800 MHz service. Furthermore, as a result of a public tender, T-Mobile Hungary was also awarded a UMTS license in December 2004, and will have to pay the relevant license fee and comply with the conditions contained in the license. T-Mobile Hungary is also subject to regulatory obligations imposed as a result of market analyses carried out by the NHH. As to the wholesale market for call origination on mobile networks, the NHH decided in September 2004 to abstain from regulatory intervention. In the NHH's view, competition for call origination on mobile networks is effective and does not warrant imposing regulatory remedies. Effective competition was also found to exist on the market for international roaming services. In another decision, however, the NHH designated T-Mobile Hungary, Vodafone and Pannon GSM as having significant market power on the wholesale market for call termination on mobile networks. As a result, each of these companies is required to grant access to specific network facilities, act in a transparent and non-discriminatory manner, keep separate accounts and comply with price controls. Both NHH decisions have been approved by the E.U. Commission; accordingly, they can be expected to take effect in due course. The gradual decrease in mobile termination rates resulting from this regulatory intervention will reduce T-Mobile's revenues, even if growth in its subscriber base and in average revenue per user should offset losses to some extent. With a loss of only 15,375 customers, mobile number portability, which has been in effect since May 1, 2004, has had a negligible effect on T-Mobile Hungary so far.

  Macedonia

        Although Macedonia is not currently a candidate for accession to the European Union, a new Macedonian telecommunications act is being prepared to more closely align its telecommunication regulations with E.U. practice. MakTel's monopoly rights in the Macedonian telecommunications market expired on December 31, 2004, making it now possible for other network and service providers to enter the Macedonian communications markets upon receiving a license from the government. Some new competitors are expected to enter the market, but only after the adoption of the new telecommunications act, which will have a significant impact on competitors' business decisions. According to the governement's schedule, the new law should enter into force in March 2005.

        The need to be prepared for a competitive environment has made it necessary for MakTel to carry out some changes in its retail tariffs during 2004. For example, MakTel shortened the duration of the pulse interval used for billing purposes; further rebalancing of retail prices might become necessary. While T-Com believes such steps would keep overall revenues stable, they could lead to a loss of market share and customers.

        In addition, prior to the liberalization of the Macedonian communications markets, MakTel had already concluded national interconnection agreements with the two mobile telephone operators, MobiMak (MakTel's own subsidiary) and Cosmofon. Mobile network operators in Macedonia are currently not subject to price regulation. However, according to the draft telecommunications act, mobile companies would also be required to prepare reference interconnection offers.

  Croatia

  Regulation of Fixed-line Business

        In June 2004, the European Union officially granted Croatia accession country status. Accession negotiations are expected to begin in 2005, but a specific date for accession has not yet been determined. This means that the current regulatory regime, based on the Croatian Telecommunications Act of 2003 (the "Croatian Telecommunications Act"), which brought the country's legal framework roughly in line with the pre-2002 regulatory framework of the European Union, will have to be adjusted during the accession preparations to match the new E.U. regulatory framework by the time of accession.

        The Croatian Telecommunications Act conferred new powers on the Croatian regulator, the Telecommunications Agency (the "Croatian telecommunications regulator"). New members of the Council of the Croatian telecommunications regulator were not appointed until October 2004, and it remains to be seen in 2005 how they will use their new powers. In September 2004, Deutsche Telekom's Croatian subsidiary, T-Hrvatski Telekom, the Croatian incumbent, was designated as an operator with SMP in the interconnection market and in the market for public voice services on the fixed network. In this context, the Croatian telecommunications regulator can, among other things, regulate access and connection charges as well as conditions for interconnection. This could have a detrimental impact on T-Hrvatski Telekom's revenues, especially as competition in the fixed-line network begins to unfold, with two national licenses for public voice services on the fixed network having been issued in 2004. In line with its obligations, T-Hrvatski Telekom has submitted a reference interconnection offer that has meanwhile been approved by the Croatian telecommunications regulator. Furthermore, T-Hrvatski Telekom's operations in Croatia are negatively affected by provisions of the Croatian Telecommunications Act that exclude financial compensation for universal service if the obligated provider has a market share of more than 80%, and require telecommunications network operators to carry out government wiretapping requests without reimbursement of costs.

        The Croatian telecommunications Act and secondary legislation that has recently been adopted obliges T-Hrvatski Telekom to provide unbundling of the local loop, carrier pre-selection, and number portability from January 1, 2005. T-Mobile Hrvatska, a 100% subsidiary of T-Hrvatski Telekom, will have to provide number portability as of June 30, 2005. However, decisions on issues concerning the technical implementation of number portability (e.g., rules for calculation and distribution of costs related to number portabilty, and the establishment and maintenance of the database of ported numbers, etc.) still have to be made by the Croatian telecommunications regulator, before customers can effectively avail themselves of number portability.

        Also, a secondary regulation of telecommunications services entered into force on December 31, 2004. It regulates, among others, voice and leased lines services, internet services (including VoIP) and value-added services, and provides for a single price approval mechanism to be imposed on T-Hrvatski Telekom due to its SMP status. This will clearly reduce the flexibility of T-Hrvatski Telekom's pricing policy. The regulation also provides the Croatian telecommunications regulator pre-approval controls over T-Hrvatski Telekom's terms and conditions for network access requested by value-added service providers, ISPs and VoIP providers. T-Hrvatski Telekom has to submit terms and conditions for access to its network, which are in line with the new regulation, to the Croatian telecommunications regulator by March 1, 2005.

        Secondary legislation complementary to the Croatian Telecommunications Act, regarding the universal service obligation and local-loop unbundling has not yet been adopted and may have far-reaching consequences for competition in the market and for T-Hrvatski Telekom's business.

        Tariff rebalancing introduced by T-Hrvatski Telekom in 2001 has been the object of litigation initiated by several consumers seeking compensation. They are supported by a Croatian consumer protection organization. This case is ongoing. If the court were to decide in favor of the plaintiffs, this would set a precedent that could lead to a large number of similar compensation requests against T-Hrvatski Telekom. In addition, depending on the outcome, T-Hrvatski Telekom might have to adjust its tariff system for public voice services. In January 2004, the Croatian State Inspectorate began an inspection of T-Hrvatski Telekom regarding implementation of its obligations under the Croatian Consumer Protection Law, which states that prices for services of general public interest (including telecommunications services) must, when the nature of the service allows, be calculated on the basis of expenditure during an accounting period, by applying a tariff system pursuant to specific rules. This legal obligation has applied to T-Hrvatski Telekom since September 9, 2003, when the consumer protection law entered into force. Finally, T-Hrvatski Telekom submitted to the Croatian telecommunications regulator a new optional pricing system for fixed telecommunications tariffs on March 1, 2005. If approved, the optional tariff package with one-second billing intervals is expected to ease public pressure on T-Hrvatski Telekom with a positive effect on both the State Inspectorate and the Court case regarding tariff rebalancing.

  Regulation of Mobile Business

        A third GSM/DCS 1800 license and three UMTS licenses were put out to tender by the Croatian government in the autumn of 2004. The two existing mobile operators, T-Mobile Hrvatska and VIPnet, were each granted a UMTS license for the period of 20 years. A third combined GSM/DCS 1800 and UMTS license was issued to the Croatian-Swedish Consortium, Tele2, on December 21, 2004.

        A national roaming obligation was introduced in April 2004, which applies to all concessionaires of public telecommunications services that use the radio-frequency spectrum in the GSM/DCS 1800 network. A new market entrant may request national roaming after achieving a minimum of 20% national coverage. VIPnet has filed a constitutional complaint with the Croatian Constitutional Court, disputing the legality of this obligation; the case is still pending. If the national roaming obligation is upheld, the entry into the market of the third licensed mobile operator is likely to lead to decreasing market shares for the two existing operators, VIPnet and T-Mobile Hrvatska.

        T-Mobile Hrvatska and VIPnet were designated by the regulator as operators with SMP in the market for public voice services in mobile networks and for the interconnection market. This decision of the regulator will have a significant impact on the current financial position of the two mobile operators, because, pursuant to this decision, their interconnection prices have become subject to a specific control regime. Namely, according to the applicable laws, prices for interconnection of mobile operators that are designated as operators with significant market power on the interconnection market have to be determined in accordance with the principles of transparency and cost-orientation, and must be based on the actual costs of the service provided, including a reasonable rate of return on investments.

        The previous Croatian telecommunications regulatory authority had initiated an investigation into the interconnection prices agreed between the two existing mobile operators, T-Mobile Hrvatska and VIPnet; the case is still pending. The outcome of this case cannot be predicted at this point.

        ERONET, one of three mobile network operators in Bosnia and Herzegovina, in which T-Hrvatski Telekom owns a stake of 49%, could experience problems regarding the legal basis of its mobile operations in the near future. In an auction by the federal government of Bosnia and Herzegovina in 2004, ERONET did not receive a GSM license, but HT Mostar did. Therefore, ERONET concluded a contract with HT Mostar in order to be able to provide mobile services to its customers. HT Mostar has in the meantime been confirmed by a court decision as the rightful majority owner of ERONET, with a stake of 51%. The current contract between ERONET and HT Mostar expires on March 31, 2005. In order to continue its operations after the expiration of this short-term contract, ERONET must renegotiate its relationship with HT Mostar. It is currently expected that these negotiations will not encounter major difficulties.

International Mobile Regulation

  USA: T-Mobile USA

        Our U.S. operations are regulated by the FCC pursuant to the Communications Act of 1934 (the "U.S. Communications Act") and the Telecommunications Act of 1996 (the "U.S. Telecommunications Act") (collectively, the "Acts") and by various other federal, state and local government bodies. Any of these agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our wireless business in the United States. FCC regulations applicable to Commercial Mobile Radio Service ("CMRS") operators include, among other things, required service features and capabilities, such as number pooling and portability and emergency 911 service. The FCC does not regulate the rates charged by CMRS operators.

        The FCC generally assigns spectrum licenses for commercial operations through competitive bidding, or auctions. T-Mobile USA operates exclusively in the PCS frequency bands at 1900 MHz. T-Mobile USA's ability to expand coverage and provide additional capacity to handle its growing customer base and new service offerings is limited to those markets where we have obtained or can obtain licenses with sufficient spectrum to provide voice, data and other services, or enter into roaming or leasing arrangements with other GSM carriers. T-Mobile USA will continue to seek opportunities where appropriate to acquire additional spectrum licenses, systems and/or operators, or enter into joint ventures, which will add to its current footprint or increase its spectrum capacity. The FCC periodically makes additional spectrum available via competitive bidding, and has specifically identified 90 MHz of spectrum in the 1.7 GHz/2.1 GHz range, and 20 MHz in the 1.9 GHz/2.1 GHz range, for "advanced wireless services," including 3G wireless services, which it is expected to auction in 2006.

        Spectrum licensees are also subject to other FCC and governmental rules and various recent industry developments that may affect U.S. operations, as follows:

  •
  Renewal and construction requirements of spectrum licenses: Our CMRS spectrum licenses have a ten-year term, after which they must be renewed with the FCC. Renewal generally will be granted to a spectrum licensee that has: (1) met its construction requirements during its past spectrum license term, and (2) substantially complied with applicable FCC rules and policies and the Acts.

  •
  Foreign ownership: The U.S. Communications Act limits direct foreign ownership in a FCC spectrum license to 20%. The U.S. Communications Act also mandates that no more than 25% of a FCC spectrum licensee's capital stock may be indirectly owned or voted on by non-U.S. citizens or their representatives, by a foreign government, or by a foreign corporation, absent an FCC finding that a higher level of foreign ownership is not inconsistent with the public interest. In connection with the VoiceStream and Powertel mergers, the FCC authorized indirect foreign ownership of T-Mobile USA's licenses in excess of 25%.

  •
  Enhanced 911: The FCC has established timetables for making emergency 911 services available by cellular, PCS, and other commercial mobile service providers, including enhanced 911 ("E911") services, which provide the caller's telephone number, location and other useful information. Fundamentally, such carriers have an ongoing obligation to comply with various implementation standards and deadlines imposed by the FCC relating to E911. In July 2003, T-Mobile USA entered into a consent decree with the FCC governing the deployment and provision of E-911 "Phase II" services, and the FCC required as part of the decree that T-Mobile USA make a "voluntary contribution" in the amount of USD 1.1 million to the U.S. Treasury. The consent decree contains a number of equipment deployment benchmarks stretching into 2005, as well as benchmarks related to the deployment of Phase II service continuing into the future. Failure to meet the benchmarks contained in the consent decree could result in initiation of additional enforcement actions against T-Mobile USA, including significant monetary fines.

  •
  Local Exchange Carrier/CMRS interconnection: FCC rules require local exchange carriers ("LECs") to provide CMRS carriers interconnection within a reasonable time after it is requested, unless such interconnection is not technically feasible or not economically reasonable. Interconnection allows the completion of calls between wireless and wireline phones. FCC intercarrier compensation rules provide a framework for determining the levels of reciprocal compensation (for traffic originating/terminating in a local area) and access charges (for non-local traffic). In 2001, the FCC embarked on a wide-ranging examination of intercarrier compensation methodologies, which may result in substantial modification of its interconnection rules, and may materially affect T-Mobile USA's operations. This examination includes more than one proceeding and includes continued uncertainly over a provision that permits CMRS to pay the lower ISP rate as the rate for mobile calls terminating at the LEC. The positive or negative impact of such modifications cannot be determined until the FCC issues decisions in these proceedings. The FCC adopted a further notice of proposed rulemaking on these issues in February 2005, but it is still too early to predict what the outcome of this proceeding will be.

  •
  Wireless local number portability: CMRS carriers are required under FCC rules to provide wireless local number portability ("LNP"), which enables customers to migrate their landline telephone numbers to a CMRS carrier and vice versa, and to migrate their CMRS telephone numbers from one CMRS carrier to another CMRS carrier. CMRS carriers were required to implement LNP in the top 100 metropolitan service areas by November 24, 2003, and in the remainder of the United States by May 24, 2004. T-Mobile USA has incurred substantial costs in complying with this requirement. Its experience since the introduction of wireless LNP suggests that the increased ability of customers to change their wireless service providers has had no significant impact on its business thus far.

  •
  CALEA: The Communications Assistance for Law Enforcement Act ("CALEA") requires telecommunications carriers to ensure that their facilities are technically capable of assisting law enforcement officials' use of wiretaps and similar devices to intercept or isolate customer communications. All CMRS carriers must comply with CALEA. In addition, T-Mobile is subject to an agreement with the Federal Bureau of Investigation and Department of Justice, which imposes on us certain operational and other requirements designed to ensure that we can effectively respond to, and implement, such wiretap and other information requests by law enforcement agencies. We expect the FCC to complete a rulemaking this year to address the applicability of CALEA to packet-based services, such as broadband Internet access.

  •
  Regulation on the state and local level: Some states, through their respective public utility commissions, or through other means, have taken, or are seeking to take, actions to regulate various aspects of wireless operations, including customer billing, termination of service arrangements, advertising, the filing of "informational" tariffs and certification of operations. For example, last year the California PUC adopted extensive consumer protection regulations for all telecommunications carriers. Although these rules are currently subject to a stay by the California PUC while it considers potential modifications, other states are also considering adopting rules governing various consumer issues, either through regulation or legislation. These developments have significantly affected, or have the potential to significantly affect, T-Mobile USA's business practices with respect to many aspects of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. At the local level, wireless facilities typically are also subject to zoning and land use regulation, and may be subject to fees for use of public rights-of-way. T-Mobile USA's access to additional sites to install wireless facilities is a key component of its ability to continue to deploy wireless services in an effective manner.

  United Kingdom: T-Mobile UK

  Legal Framework

        The principal legislation governing mobile telecommunications networks and services in the United Kingdom is the Communications Act 2003 (the "CA") and the Wireless Telegraphy Acts 1949-1998, as amended by the CA (the "WTA"). Under this legislation, regulation of the telecommunications industry was, until December 29, 2003, conducted by the Secretary of State for Trade and Industry together with the Office of Telecommunications ("Oftel") and the Radiocommunications Agency and, since December 29, 2003, has been conducted by the Office of Communications ("Ofcom"), with a much-reduced role for the U.K. Secretary of State for Trade and Industry.

        Implementing the new E.U. regulatory framework under the CA, Oftel had undertaken a market review of mobile access and call origination and concluded in December 2003 that no supplier had SMP, either individually or in combination with one or more other suppliers. The findings of Oftel were accepted by the E.U. Commission. A further market review conducted by Oftel and its successor Ofcom on wholesale call termination is described below.

        In December 2004, Ofcom initiated work on a review of the market for wholesale international roaming. The initial stage of this review is being co-ordinated by Ofcom, with the other members of the ERG and the E.U. Commission, as part of a pilot project to see if NRAs, such as Ofcom, can reach a common approach, possibly resulting in a regulation of wholesale roaming services. A formal market review is expected to be launched in April 2005. As a consequence, T-Mobile UK may be obliged to lower the wholesale roaming tariffs it charges to foreign operators.

  Licensing and Frequency Allocation

        T-Mobile UK holds a WTA license to operate digital telecommunications systems for frequencies in the 1800 MHz band. Following an auction, T-Mobile UK was awarded a UMTS license allocating frequency packages of 2 × 10 MHz paired spectrum and 5 MHz unpaired spectrum. Ofcom introduced spectrum trading in the United Kingdom in December 2004, although T-Mobile UK's GSM and UMTS licences will not be tradable until 2007, at the earliest. Ofcom is currently conducting a major review of spectrum management policy, which will involve the auctioning over the next 2-3 years of 12 bands of spectrum, which may be used for competing mobile services. It has proposed that this spectrum will be auctioned on a technology- and service-neutral basis. Only bidders that acquire spectrum currently designated for UMTS services will be permitted to provide such services prior to 2007, although the current proposal is that licensees other than fixed-wireless access licensees who have acquired spectrum at auctions will be able to provide other mobile services. T-Mobile UK and the other GSM operators in the United Kingdom may be able to change the use of their GSM spectrum in 2007, for example to use it for UMTS services, but the terms on which they may be able to do this are not yet clear.

  WTA GSM License

        T-Mobile UK's GSM license will remain in force until T-Mobile UK surrenders it, and is subject to variation or revocation on one year's notice by the U.K. Secretary of State for Trade and Industry in the event of failure to pay license fees, in the interests of national security, to comply with E.U. obligations, for breach of the license terms or for reasons relating to the management of the radio spectrum. T-Mobile UK is also licensed under the WTA to operate microwave links. Most WTA licences are not currently transferable, although spectrum trading is being introduced in stages in the United Kingdom. The spectrum initially tradeable includes that used for microwave links. When spectrum trading is extended to T-Mobile UK's GSM licence it is likely that its term will change, probably to a five-year rolling term. Other terms of WTA licences will also change with the introduction of spectrum liberalization.

        T-Mobile UK's WTA licenses specify the performance and technical requirements with which it must comply. The Secretary of State for Trade and Industry may restrict the operations of mobile telegraphy stations or may close stations temporarily or permanently if T-Mobile UK breaches its WTA license conditions. T-Mobile UK may also be required to modify or restrict its use of, or permanently close down, radio equipment if a state of emergency is declared or in the interests of long-term spectrum planning.

        T-Mobile UK's most recent annual license fee for GSM spectrum was GBP 16.6 million (approximately EUR 23.4 million). T-Mobile UK's most recent annual license fee for microwave links was GBP 3.5 million. Ofcom has recently consulted with operators and generally on proposals to revise fees. This is likely to result in an increased fee for microwave links, but not for GSM spectrum, until 2007. Likely fees for GSM spectrum after 2007 are currently unclear.

  WTA UMTS License

        T-Mobile's UMTS license was one of five licenses issued following the UMTS auction in the United Kingdom in 2000. T-Mobile UK's license was issued on May 9, 2000, and will remain in force until December 31, 2021, unless it is revoked by the Secretary of State for Trade and Industry or surrendered earlier. The UMTS license may be revoked in circumstances similar to those that permit revocation of the WTA GSM license, but also due to material breach of the U.K. UMTS auction rules or if the UMTS network does not cover 80% of the U.K. population by the end of 2007. It cannot be revoked for reasons relating to the management of radio spectrum. Ofcom has published draft guidance on the interpretation of the coverage obligation in its UMTS licence, upon which it will consult with licensees and others until March 2005.

        T-Mobile UK does not have any obligation to provide national roaming to third parties. However, in 2003 Oftel undertook a consultation on proposals to require, among others, T-Mobile UK to offer GSM national roaming if requested by the new entrant UMTS mobile operator "3". All U.K. GSM licensees objected to this proposal. Ofcom issued a consultation in 2004 on whether it has the power to impose such a condition if it is needed and proposed guidelines to be applied if it is required to determine a national roaming agreement. Ofcom has stated that it will not publish its conclusions, pending the outcome of a tendering process for national roaming, to be conducted by "3".

  Interconnection and Price Regulation

        Oftel published the results of its E.U. market review of call termination rates on December 19, 2003. Ofcom published its final statement on June 1, 2004. As a result, T-Mobile UK is required to reduce its prices so that the average price for call termination for the seven months from September 1, 2004, to March 31, 2005, is below GBP 0.0631 per minute (based on weighted volumes from September 2003 to March 2004) and the average for the year April 1, 2005, to March 31, 2006, is at or below the average of the rates for September 2004 to March 2005. The relevant reductions were implemented by T-Mobile UK on September 1, 2004.

        In addition, Ofcom has imposed conditions requiring:

  (1)
  the provision of network access for GSM call termination;

  (2)
  no undue discrimination in the provision of such access;

  (3)
  a requirement to provide Ofcom with copies of new or amended access agreements; and

  (4)
  prior notification of price changes.

        Ofcom has indicated that it will commence a further market review of the wholesale mobile call termination market in 2005.

  U.K. Competition Law

        The Competition Act 1998 (the "Competition Act") became effective on March 1, 2000, and the Enterprise Act 2002 (the "Enterprise Act") became effective on June 20, 2003. The U.K. Office of Fair Trading and other sector-specific regulators, including Ofcom, are responsible for applying and enforcing both of these acts. The Competition Act prohibits agreements between undertakings, decisions by associations of undertakings, or concerted practices, that have the effect of preventing or distorting competition in the United Kingdom, and also prohibits conduct that amounts to abuse of a dominant position in a market in the United Kingdom. The Enterprise Act prohibits cartels as well as creates criminal offenses for breaches of the cartel provisions of the Enterprise Act, which also apply to directors and other officers involved in the prohibited conduct. Both the Enterprise Act and the Competition Act give Ofcom and the Office of Fair Trading concurrent jurisdiction to apply and enforce these acts in the telecommunications sector. Ofcom is, among other things, empowered to carry out investigations into suspected breaches, including requiring the production of documents and information and searching of premises. The Competition Act also enables affected third parties to bring enforcement actions in the U.K. courts directly against telecommunications operators who are allegedly in breach of the Competition Act's prohibitions and seek damages.

  The Netherlands: T-Mobile Netherlands

  Regulatory Framework

        Regulatory supervision of the Dutch Telecommunications Act (1998) (the "Dutch Telecommunications Act") is mainly carried out by the Independent Post and Telecommunications

Authority ("OPTA"). On the basis of the new E.U. regulatory framework, the Dutch Telecommunications Act became amended effective May 19, 2004.

  Market analysis

        Following the new E.U. regulatory framework, OPTA has begun analyses of several markets within the mobile telecommunications market, which could have negative consequences for T-Mobile Netherlands' business. The affected markets include the market for wholesale voice call termination and the market for access and call origination.

        In December 2004, OPTA initiated the review of the market for wholesale international roaming. These activities are being coordinated by the ERG and the E.U. Commission in order to allow NRAs, including OPTA, to reach a common approach, possibly resulting in a regulation of wholesale roaming services. As a consequence, T-Mobile Netherlands may be obliged to lower the wholesale roaming tariffs it charges to foreign operators.

  Licensing and Frequency Allocation

        In 1998, national and regional licenses were awarded for the commercial use of frequencies on the basis of the GSM standard (DCS 1800 MHz). T-Mobile Netherlands acquired six of these regional licences, which together allow for nationwide coverage. These licenses will expire in 2013. There are four additional national GSM licenses (GSM 900 MHz and/or DCS 1800 MHz) assigned to other mobile operators in the Netherlands.

        In 2000, T-Mobile Netherlands was granted one of five national UMTS licenses, which license will expire in 2016. Under the terms of this license, T-Mobile Netherlands must achieve coverage of all cities with more than 25,000 inhabitants, as well as all major highways, by January 1, 2007.

        The Dutch Ministry of Economic Affairs has published a draft proposal for a law that would facilitate trading, transfer and combination of all or a portion of frequency spectrum.

  Interconnection

        Following investigations by OPTA and the Dutch competition authority into mobile call termination tariffs, all Dutch licensed mobile telecommunications operators voluntarily agreed to amend call termination tariffs from January 1, 2004, to December 1, 2006. Under this agreement, the Dutch mobile operators may not exceed certain flat-rate and per-minute tariffs in accordance with a specific schedule.

        As a result of these voluntary decreases, the Dutch competition authority has formally ceased its investigation into suspected excessive pricing. OPTA has decided to adhere to the voluntarily set tariffs until December 1, 2005, and has adopted the voluntary tariffs in its own policy recommendations. After December 1, 2005, on the basis of the new E.U. regulatory framework, OPTA may impose further decreases based on its market analysis procedures. Challenges by fixed operators to these volutary decreases have so far been denied by OPTA, against which appeals have been filed.

  Access

        On December 1, 2003, T-Mobile Netherlands was required by OPTA to negotiate an interconnection agreement with Yarosa (a SMS service provider), both for providing originating access and terminating access services. After several legal proceedings, the Trade and Industry Appeals Board ruled in the highest instance on November 24, 2004, that OPTA is not authorized to oblige T-Mobile Netherlands to negotiate on the basis of the access requests by Yarosa, thus concluding the case successfully for T-Mobile.

  Competition Law

        The Dutch Competition Act became effective January 1, 1998, and simultaneously the Netherlands Competition Authority (the "NMa") was created. The Dutch Competition Act is based on, and is closely linked to, E.U. competition law. The Dutch Competiton Act is based on a system very similar to that of Articles 81 and 82 of the E.C. Treaty. The Dutch Competition Act also includes a system of preventative concentration control, which is very similar to the Merger Regulation.

        According to Article 6 of the Dutch Competition Act, agreements, decisions and concerted practices are prohibited if they have, as their objective or effect, the prevention, restriction or distortion of competition. According to Article 24 of the Dutch Competition Act, undertakings are also prohibited from abusing a dominant position; the criteria of Article 82 of the E.C. Treaty apply.

        As part of the enforcement of the Dutch Competition Act, the NMa can impose fines which may not exceed 10% of an undertaking's turnover, which makes Dutch competition law consistent with E.U. competition law. In addition to the imposition of administrative fines, the NMa is authorized to impose interim measures and sanctions that are designed to ameliorate a violation.

        According to a decision by the NMa on September 27, 2004, T-Mobile Netherlands was fined EUR 14.8 million for its alleged involvement in an anti-competitive scheme regarding dealer commissions carried out together with the four other Dutch mobile telecommunications operators. T-Mobile Netherlands and the other affected companies have filed an appeal of the NMa's decision on a variety of grounds.

  Czech Republic: T-Mobile Czech Republic

  Legal Framework

        The legal framework for telecommunications in the Czech Republic is set by the Telecommunications Act No. 151/2000, which introduced full liberalization of the telecommunications sector in the Czech Republic on January 1, 2001. Regulatory supervision is carried out by the independent Czech Telecommunication Office (the "CTO"). The decisions of the CTO can be challenged in court (with the exception of price regulation decisions, which are issued by the CTO Chairman and are final).

        The Czech Republic was obliged to implement the new E.U. regulatory framework for electronic communications by May 1, 2004 (the day of its accession to the European Union). However, the implementation has been delayed and the proposed new "Act on Electronic Communication" is expected to come into force during the second quarter of 2005. Once the new act is implemented, the CTO will begin market analysis procedures on the three mobile markets included in the E.U. Commission's recommendation on relevant product and services markets. For more information, see "—The E.U. Regulatory Framework."

        In December 2004, the CTO initiated a review of the market for wholesale international roaming. These activities are coordinated by the ERG and the E.U. Commission to allow NRAs, including the CTO, to reach a common approach, possibly resulting in a regulation of wholesale roaming services. As a consequence, T-Mobile Czech Republic may be obliged to lower the wholesale roaming tariffs it charges to foreign operators.

  Licensing and Frequency Allocation

        Frequencies and telephone numbers are to be allocated upon request on a non-discriminatory basis. There is a one-time allocation fee and further usage fees are paid to the CTO. The CTO can refuse frequency allocation if there are more requests than available frequencies. In that case, an auction or a "beauty contest" must be held. Frequency and number allocations are non-transferable and there is no secondary market for allocations. T-Mobile Czech Republic holds an allocation of frequencies in the 900 and 1800 MHz bands and, based on an auction, was awarded a UMTS license for 2x19.8 MHz FDD and 5 MHz TDD of spectrum and a part of the 28 GHz band. UMTS services must be launched by January 1, 2007, and must cover at least 90% of the city of Prague.

        T-Mobile Czech Republic is a holder of the following individual licenses:

  •
  Establishment and operation of a public GSM telecommunications network

  •
  Establishment and operation of a public UMTS telecommunications network

  •
  Provision of public telephone service via a public fixed telecommunications network

  •
  Provision of public telephone service via a public mobile telecommunications network

        In July 2004, the CTO allowed Eurotel Praha (one of three mobile operators owned by Ceský Telecom) to use the old analog 450 MHz spectrum for mobile broadband services. Considering Eurotel Praha owns an exclusive licence in this band and T-Mobile Czech Republic has so far not been successful in gaining access to that spectrum, this could have a negative impact on the business of T-Mobile Czech Republic.

  Significant Market Power Designations

        Operators designated as having SMP over a relevant market are subject to specific regulation:

  •
  Provision of universal service (only fixed network SMPs)

  •
  Obligation to allow access to the network

        The CTO has designated T-Mobile Czech Republic as an operator having SMP relating to the markets for both the operation of a public mobile telephony network as well as the provision of public telephony service via public mobile telephony network. This designation obliges T-Mobile Czech Republic to agree to allow all authorized service providers and virtual mobile network operators to access its network. T-Mobile Czech Republic has not yet been approached with such requests.

  Interconnection

        All individually licensed network operators are obliged to interconnect upon request. If the requested operator refuses to interconnect (or to extend services included in an interconnection agreement), or the negotiations take more than 90 days, the CTO will make a decision concerning the interconnection, which is binding for both interconnection parties. The majority of interconnection services are price-regulated by the CTO (even when the interconnection was agreed without any intervention of the CTO). Fixed-mobile interconnection is regulated in the same way as fixed-fixed interconnection. For more information, see "—Price Regulation." T-Mobile Czech Republic has signed interconnection agreements, and currently has interconnection in place, with the other two Czech mobile network operators and with all major Czech fixed network operators.

  Price Regulation

        Price regulation can be imposed on interconnection prices, prices of the services within the universal service obligation and, in the case of abuse of a dominant position, on any price that is anticompetitive. There is no specific price regulation approach defined by the Telecommunications Act No. 151/2000, but the CTO has determined that interconnection prices must be based on cost—using either a long-run incremental costing methodology or a fully allocated historical cost approach.

        Termination and origination charges for fixed networks are currently set using a long-run incremental cost method, whereas termination and origination charges for mobile networks are currently based upon fully-allocated historical costs. In March 2004, the CTO reduced mobile termination charges by 13%, compared to the price level determined in November 2001, based upon fully allocated historical costs. Further price decreases may be mandated in 2005.

  Competition Law

        The competition law framework in the Czech Republic is defined by the Act on Protection of Economic Competition No. 143/2001. This act focuses on the protection of economic competition, restrictive or other practices endangering economic competition by:

  (1)
  agreements between competing companies;

  (2)
  abuse of a dominant position by competing undertakings; or

  (3)
  concentrations of competing companies.

        The act prohibits the conclusion of agreements between competing undertakings leading to, or which may lead to, the distortion of economic competition. The act also prohibits the abuse of a dominant position by competing companies. The protection of economic competition falls within the competence of the Czech Antimonopoly Office. The Czech Antimonopoly Office is entitled, in particular, to impose sanctions for the breach of obligations under the Act on Protection of Economic Competition No. 143/2001. Such penalties may amount to as much as 10% of the net turnover of the breaching entity. The Czech Antimonopoly Office is also entitled to apply Articles 81 and 82 of the E.C. Treaty if agreements between undertakings or abusive practices have an effect on trade between Member States.

        In its decision of July 20, 2001, the Czech Antimonopoly Office stipulated that T-Mobile Czech Republic abused its dominant position by charging CZK 1.00 higher prices for calls to the Oskar network than for calls to other mobile networks, and imposed a fine amounting to CZK 15 million. T-Mobile Czech Republic challenged the decision and on January 28, 2005, the decision of the Czech Antimonopoly Office was annulled by the Czech Supreme Administrative Court. The case has been returned to the Czech Antimonopoly Office for further consideration. For more information, see "Item 8. Financial Information—Litigation."

        In its decision of October 27, 2003, the Czech Antimonopoly Office stipulated that selected parts of the interconnection agreement between T-Mobile Czech Republic and Oskar are to be considered a prohibited horizontal cartel agreement and imposed a fines amounting to CZK 12 million. The Czech Antimonopoly Office argued that selected provisions of the interconnection agreement did not allow for indirect interconnection between the two networks. T-Mobile Czech Republic has challenged this decision of the Czech Antimonopoly Office through an administrative proceeding, but no decision in its challenge has yet been reached.

        The issue of the protection of economic competition is also included in the Act on Prices No. 526/1990 Coll. This act stipulates that price regulation may be applied only in cases in which the market is threatened by the effects of restriction of economic competition, or if an extraordinary market situation requires such regulation. If the defined conditions are met, prices are most often regulated in the form of an issued price decision, which stipulates the maximum price. In the Czech Republic, prices for interconnection are frequently regulated. However, in the area of telecommunications services the Act on Prices No. 526/1990 will be abandoned in the near future, because the delayed Act on Electronic Communication is expected to provide for specific price regulation.

Austria: T-Mobile Austria

  Legal Framework

        On August 20, 2003, the new E.U. regulatory framework was implemented in Austria through the new Austrian Telecommunications Act. Regulatory supervision is carried out by the Telekom-Control-Kommission (the "TKK") and the Rundfunk und Telekom Regulierungs GmbH (the "RTR").

        On October 20, 2003, the TKK commenced investigations into the following mobile markets:

  •
  mobile access and call origination in public mobile networks (wholesale markets)

  •
  call termination in individual public mobile networks (wholesale markets)

        On October 27, 2004, the TKK came to the decision that T-Mobile Austria has SMP in its market for call termination in the public mobile networks and imposed the following remedies:

  •
  No discrimination regarding the quality and price of the service "termination in the T-Mobile Austria network"

  •
  Obligation to publish a reference interconnection offer within two months of the TKK decision

  •
  Obligation to allow direct and indirect interconnection pursuant to § 41 of the new Austrian Telecommunications Act

  •
  Obligation to charge termination fees based on the long-term incremental costs of an efficient operator ("LRAIC")

        Following a public consultation by the TKK on the applicable LRAIC model, on March 9, 2005, TKK published a position paper on the cost calculation model to be used in the future; T-Mobile Austria may, as a consequence, be obliged to lower its wholesale termination charge.

        In December 2004, the RTR initiated a review of the market for wholesale international roaming. These activities are coordinated by the ERG and the E.U. Commission to allow NRAs, including the RTR, to reach a common approach, possibly resulting in a regulation of wholesale roaming services. As a consequence, T-Mobile Austria may be obliged to lower the wholesale roaming tariffs it charges to foreign operators.

Allocation Of Frequencies

        Due to the new Austrian Telecommunications Act, frequency trading is now permitted in Austria, including for GSM and UMTS frequencies. This may make it easier for T-Mobile Austria, and its competitors, to acquire additional frequencies.

  Licensing and Frequency Allocation

        T-Mobile Austria holds licences for GSM frequencies in the 900 and 1800 MHz bandwidths as well as for UMTS frequencies. In accordance with its license conditions, T-Mobile Austria initiated UMTS commercial service in December 2003. T-Mobile Austria's population coverage obligations under this license are 25% by December 31, 2003 and 50% by December 31, 2005, both of which have already been achieved.

  Price Regulation and Interconnection

        Price regulation may be applied to wholesale and retail prices. Currently there is no price regulation for retail prices in the Austrian mobile market, except for prices relating to mobile number portability. In terms of wholesale prices, the Austrian regulatory authority regulated T-Mobile Austria's call termination prices until September 30, 2003. As of October 1, 2003, T-Mobile Austria signed bilateral agreements with the main mobile and fixed-line operators. Further regulatory measures relating to termination prices may be undertaken as a result of applications before the Austrian regulatory authority by interconnection partners.

Other International Matters

        Over 70 member countries of the World Trade Organization, including E.U. member states and the United States, have entered into the Basic Telecommunications Agreement (the "BTA"), in order to provide market access to some or all of their basic telecommunications services. This agreement took effect on February 5, 1998. The BTA is part of the General Agreement on Trade in Services, which is administered by the World Trade Organization. Under the BTA, signatories have made commitments to provide market access. Under such commitments, they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors, and are obligated to treat foreign telecommunications service suppliers no differently than national service suppliers. In addition, a number of signatories have agreed to the pro-competitive principles set forth in a reference paper relating to anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and scarce resources.

        In complaints filed by U.S. and European trade associations in December 2004, the U.S. Trade Representative (the "USTR") has been asked to determine whether certain aspects of the telecommunications regulatory situation in Germany comply with Germany's obligations under the BTA. The criticism involved relates to, among other things, long provisioning times for leased lines and excessive and discriminatory fixed-to-mobile termination rates. Concerning the 2004 amendments to the Telecommunications Act, the criticism is related, among other things, to the "functional competition" and "double dominance" tests and the lack of an independent regulator. The USTR probably will publish its 2004 annual report in April 2005.

        On October 14, 2004, the FCC initiated a Notice of Inquiry to evaluate the effect of foreign mobile termination rates on U.S. consumers and competition. Mobile termination rates are the charges a mobile operator levies for completing calls originating on another carrier's network. It is still too early to determine whether this proceeding will ultimately result in any material change to termination rates outside the United States, including those charged by our wireless subsidiaries.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Network Infrastructure

        As a result of substantial investments in our telecommunications and cable networks since the early 1990s, we believe that T-Com's fixed-line network in Germany is one of the most technologically advanced networks in the world, with full digital switching and nearly 100% digital transmission capabilities. T-Com introduced ATM, WDM and SDH technologies as part of this advanced network. These advanced technologies not only provide much faster voice and data transmission, but also improved network management and network reliability.

        During 2004, T-Com continued to expand the use of SDH technology. T-Com plans to further increase the use of WDM and SDH technologies corresponding to the demands of T-Com's customers in-line with its on-going broadband strategy.

        As of December 31, 2004, T-Com's PSTN in Germany consisted of approximately 7,911 local networks connected by a long-distance transmission network. As of December 31, 2004, the transmission network linking our German local networks consisted of approximately 197,000 km of fiber-optic cable. T-Com's IP platform, the basis for various services offered to individual customers (especially access to the internet) as well as to business customers (e.g., VPNs, connection of servers to the World Wide Web), consisted of 74 locations linked primarily through router technology.

        The following table provides information on the length of T-Com's copper and fiber-optic lines in its access and transmission networks in Germany at December 31 in each of the years presented:

Length in km
Year	Copper Cable	Fiber-Optic Cable
2002	1.46 million	0.176 million
2003	1.47 million	0.195 million
2004	1.49 million	0.197 million

        For more information about our network infrastructure, see "—Description of Business and Divisions—T-Com."

  Global Network Factory

        T-Systems' Global Network Factory manages the development, construction and operation of T-Systems' global network outside Germany, including its own 2.5 Gigabyte SDH network connecting major European cities. These international networks have partially migrated into fiber-optic and WDM systems. These newer networks include leased wavelengths up to multiples of 10 Gigabyte leased capacity (e.g., leased lines from providers other than Deutsche Telekom), with state of the art SDH, Sonet, IP, MPLS and ATM Frame Relay, as well as digital voice and VoIP platforms.

  Cable and Satellite Transmission Infrastructure

        T-Systems' global transmission infrastructure consists of both cable (underground and submarine cables) and satellite transmission systems, which, as of December 31, 2004, linked the German national telecommunications network directly to more than 700 other telecommunications service providers worldwide. T-Systems owns substantially all of the technical equipment, such as switches and routers, used in this transmission network.

        As of December 31, 2004, T-Systems held interests in approximately 75 fiber-optic submarine and terrestrial cable networks worldwide. Restoration contracts with other cable operators and telecommunications carriers are created to prevent network failures from affecting network availability. T-Systems' German domestic telecommunications network is connected to submarine cables via various "landing points," five of which are located in Germany, the largest being in the city of Norden. T-Systems also operates and maintains, for third parties, the submarine cables in the German landing points.

        T-Systems operates two large satellite earth stations in Usingen and Raisting, Germany, which are connected directly to the T-Systems German telecommunications network. The station in Usingen is mainly used for media and broadcast services and the station in Raisting is mainly used as a gateway for international telecommunications services (e.g., voice, data and IP traffic).

        In 2002, T-Systems finalized the extension of its wholly-owned terrestrial network in major European countries as well as in North America and Asia. This network is the international backbone (network platform), designed to achieve high standards in reliability, speed and management throughout the network. It consists of both purchased and leased network capacities and technical equipment that is installed at various "points of presence" locations ("PoPs"). PoPs are spaces or rooms in buildings where technical equipment is stored and maintained. T-Systems is the primary owner of the technical equipment (fixed assets) located in these PoPs. The worldwide total leased space housing the technical equipment within the PoPs amounts to approximately 4,055 square meters. T-Systems is a party to a global network, the "Telekom Global Net," which, as of December 31, 2004, included 162 owned PoPs. Furthermore T-Systems provides access to its global high-performance IP platform in 49 countries wordwide (including Germany), of which 32 countries are located in Europe, 10 countries in Asia, and 5 countries in the Americas, as well as Australia and South America. Over this network, voice, data and IP services are provided for domestic customers, large national and international corporations, and other telecommunications carriers.

        Currently, we have no plans for the proactive extension of the footprint of T-Systems' existing international transmission network. T-Systems expects that if network coverage needs to be extended to accommodate new locations, this will be done either by working with other major carriers or by actual customer demand-driven expansion of the network.

Internet Platforms

        To serve the growing number of broadband users in Germany, T-Systems has employed extensive switching-differentiated services in its global IP network, both domestic and international,which provide Internet solutions through high-capacity bandwidth connections into and within Western, Central and Eastern Europe and North America, as well as certain high-capacity connections into Asia. T-Systems has a network presence in major North American cities, such as New York, Washington, San Francisco, Los Angeles, Miami and Toronto. With the deployment of MPLS, T-Systems can expand its service offerings to its business customers. For example, MPLS allows different applications (e.g., email, file transfer) to be assigned priorities in order to maximize performance over shared network resources. T-Systems MPLS backbone carries 41 Petabytes of IP traffic per month (a Petabyte is a unit of measurement for physical data storage; e.g., 41 Petabytes = 41 billion Megabytes).

        To allow the free exchange of Internet traffic with other IP networks, T-Systems has negotiated interconnection agreements with other carriers operating IP networks of similar size, scope and reach. T-Systems has settlement-free peering agreements with approximately 50 major IP carriers around the world and has established a total peering capacity of 160+ gbit/s. A peering agreement is an agreement to directly interconnect to another carrier's network and thus carry each other's traffic. The following table sets forth our peering capacity in the regions and for the end of the years indicated:

Year	Peering Capacity (gbit/s) USA/Europe
2002	44,966/52,873
2003	45,213/64,746
2004	57,926/105,832

        T-Online does not own any network infrastructure assets. Instead, T-Online uses T-Com's Internet platform to provide its customers with access to the Internet. Further, T-Online supports its portal and value-added services as well as all customer care functions with its own servers, which are hosted in data processing centers, operated by T-Systems. These servers are dual-connected to the Internet backbone via load-balanced leased-lines, which enables several servers to support one service. T-Online employs high levels of security, including firewalls and intrusion detection systems to protect against penetration. The servers employ load-balancing systems to manage users' requests, which enable T-Online's systems to respond to user requests in a highly effective manner.

Global Computing Factory

        T-Systems' GCF possesses the server equipment, software tools and expertise employed in the operation of the computer network infrastructure described above. As of December 31, 2004, GCF's global mainframe systems performance had a combined total computing power of 130,786 millions of instructions per second ("MIPS"), compared to 113,723 MIPS as of December 31, 2003.

        T-Systems' mainframe computing equipment in Germany and Switzerland (approximately 81% of T-Systems' total worldwide computing power) is based on a leasing contract with IBM. T-Systems only purchases the computing capacity actually required, according to a flexible, demand-driven business agreement. Additional mainframe systems used by GCF are located in Germany, Italy, Switzerland, South Africa, France, Brazil, Spain and the United Kingdom, most of which are leased from IBM. In addition to these mainframe systems, as of December 31, 2004, a total of 35,418 servers (most of which are owned by T-Systems) were operated worldwide in the following countries: Germany, Italy, Switzerland, Spain, Czech Republic, the United States, South Africa, France, Denmark, Brazil, Hungary, Turkey, Singapore, Belgium, the United Kingdom, Philippines, Russia and Poland (compared to a total of 28,399 servers as of December 31, 2003).

Mobile Network Infrastructure

        At December 31, 2004, the network infrastructure of our mobile telecommunications subsidiaries in Germany, the United States, the United Kingdom, Austria, the Czech Republic and the Netherlands consisted of approximately 74,000 base station cells.

Real Estate

        The German real estate portfolio owned by Deutsche Telekom AG consists of approximately 10,800 properties which are located on a total site area of approximately 45 million square meters. The total net floor space of these properties is approximately 10.2 million square meters. In addition to this, our lettable area leased from other owners has to be considered and amounts to approximately 3.6 million square meters. Most of these areas are used for telecommunications installations, research centers, service outlets, computer centers and offices. Lettable area and leased sites used for our radio transmission facilities are not itemized in square meters. Therefore they are specified separately and not included in these numbers.

        The German real estate portfolio of Deutsche Telekom is managed and serviced through Sireo, GMG, DeTe Immobilien and DFMG Deutsche Funkturm GmbH.

        The real estate portfolio of our consolidated group had a book value of EUR 9.6 billion at December 31, 2004, including properties of DFMG Deutsche Funkturm GmbH and of foreign subsidiaries. Approximately 79% of the book value of the real estate portfolio (EUR 7.6 billion) of the Deutsche Telekom group relates to properties held directly by Deutsche Telekom AG on an unconsolidated basis. The remaining 21% of the book value of real estate in the Deutsche Telekom group is mostly related to the T-Mobile division and our Central and Eastern European subsidiaries.

        To improve operational efficiencies and to dispose of non-core assets, we have continued to monetize certain of our real estate assets. In 2004, we entered into agreements for the sale of properties for an aggregate of approximately EUR 159 million. Of the EUR 270 million in proceeds received in 2004, EUR 93 million related to properties transferred in 2004, and EUR 177 million related to transactions in 2003 and prior years. The sold properties are located on land with an area of approximately 2.1 million square meters and include approximately 0.2 million square meters of lettable area. We leased back a relatively small part of this. Although we will incur rent expense related to the leased back area, we will achieve a reduction in interest payments and other costs related to the properties sold.

        Our radio transmission sites in Germany, including towers, masts and rooftops, are owned or leased by our subsidiaries, DFMG Deutsche Funkturm GmbH, Erste DFMG Deutsche Funkturm Vermoegens—GmbH & Co. KG and Zweite DFMG Deutsche Funkturm Vermoegens GmbH & Co. KG (together, "DFMG"). DFMG manages these radio transmission sites and the related technical infrastructure facilities to provide antenna space for T-Mobile Deutschland, T-Com and T-Systems in Germany. DFMG also offers these services to third party radio network operators. DFMG currently manages approximately 23,500 radio transmission sites, with about 3,300 built on DTAG property. Approximately 21,000 are owned by DFMG, whereas the remaining 2,500 are third-party-property. Excluded are radio transmission sites for AM, short and long wave radio transmission owned by T-Systems.

ITEM 5.    Operating and Financial Review and Prospects

        You should read the following discussion in conjunction with our annual consolidated financial statements, including the notes to those financial statements, that appear elsewhere in this report. Our financial statements have been prepared in accordance with German GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders' equity to U.S. GAAP, see "—Reconciling Differences between German GAAP and U.S. GAAP" and notes (41) through (44) to the consolidated financial statements.

        The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and were generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to "Forward-Looking Statements" and "Item 3. Key Information—Risk Factors" for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

MANAGEMENT OVERVIEW

        The following discussion and analysis is presented by management of our company and provides a view of our financial condition, operating performance and prospects from management's perspective. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements.

        The 2004 financial year was an excellent year for us. We achieved our ambitious goal of continuing profitable growth. In addition to positive developments at our divisions, we successfully implemented our centrally managed, cross-divisional "Agenda 2004" program. This program focused on cooperation by T-Com and T-Online with respect to our broadband initiative, and by T-Systems and T-Com with respect to our business customers initiative. Our divisions and group headquarters also cooperated closely to implement our efficiency, innovation, human resources, and quality initiatives.

Growth continues in 2004; significantly improved operating results.

        Our continued growth is reflected in the 3.7% increase in net revenues to EUR 57.9 billion. The main contribution to this increase was made by our mobile communications and broadband businesses. The share of net revenue generated by international activities rose from 37.9% in the previous year to 39.3% in 2004, largely as a result of increases at T-Mobile USA.

        We achieved an increase in net income in 2004, generating EUR 4.6 billion compared with EUR 1.3 billion in 2003. This was due primarily to strong revenue growth, a write-up of mobile licenses in the amount of EUR 2.4 billion, and efficiency gains and cost reductions, offset, in part, by an increase of EUR 1.8 billion in income taxes due to increased income before taxes and restricted use of net operating loss carry-forwards introduced in 2004.

        As a result of this encouraging performance in 2004, our Management Board and our Supervisory Board (Aufsichtsrat) will propose a dividend of EUR 0.62 per share at our shareholders' meeting.

        Net cash provided by operating activities increased by approximately EUR 2.0 billion year-on-year to EUR 16.3 billion. This increase relates mainly to the substantial improvement in cash generated from operations, due, in part, to active receivables management, and a reduction in net interest payments.

        Our total liabilities as reported on our balance sheet was again cut significantly by EUR 13.5 billion to EUR 52.4 billion in 2004, compared to EUR 65.9 billion in 2003, primarily using available cash flows from operations and the sale of investments (mainly MTS shares). Of this amount, debt decreased to EUR 42.7 billion in 2004, compared to EUR 55.4 billion in 2003. This development had a positive effect on interest expense. Additionally, on March 3, 2005, Standard & Poor's raised its long-term corporate credit rating to 'A-' from 'BBB+' with a stable outlook. We believe that we have now achieved a high level of financial flexibility.

T-Com has developed key growth potential with T-DSL.

        In 2004, despite the continued revenue decline in the fixed-line network due to regulatory and competitive pressures, T-Com continued its initiative to increase use of high-speed Internet communication via T-DSL. As part of its broadband offensive, it differentiated its range of mass market broadband services through marketing campaigns coordinated with T-Online. In Germany alone, the number of T-DSL lines used by T-Com customers for high-speed Internet communication rose from approximately 4 million to 5.8 million during 2004. This includes 246,000 DSL lines that T-Com sold to competitors under resale agreements. T-Com's subsidiaries in Hungary, Croatia, and Slovakia also increased their number of DSL lines by 140% year-on-year to 265,000. Another key component of T-Com's broadband strategy is wireless local area network ("W-LAN")—the most important wireless technology for broadband Internet access via T-DSL. This provides customers with wireless online access using W-LANs both from home and via public W-LANs ("HotSpots"). T-Com sold 658,000 W-LAN terminal devices in 2004 and entered into over 4,000 contracts to establish its own HotSpots in Germany. Combined with T-Mobile HotSpots, there are now approximately 3,500 HotSpots in operation in Germany. These efforts, while having a moderate short-term to mid-term effect, are part of a longer term strategy to increase the penetration of broadband and advanced technologies penetration and provide new and innovative products and services.

        The number of narrowband channels (including ISDN channels and internal use) in Germany and abroad fell by 1.4% to 54.7 million channels. In Germany, substitution effects by mobile communications and customers switching to competitors led to a drop in channels by 1.6% compared with the previous year. The number of T-ISDN channels rose slightly to 21.7 million in 2004. The decrease in our narrowband channels in Germany and Central and Eastern Europe is expected to continue in 2005 and beyond.

Mobile communications remains the growth driver.

        The growth at T-Mobile's mobile communications subsidiaries continued in 2004. Revenues and the number of customers increased significantly in 2004. T-Mobile USA was again the growth driver with almost 4.2 million new customers, 3.6 million of whom are fixed-term contract subscribers. As of December 31, 2004, T-Mobile USA had a total of 17.3 million customers. T-Mobile Deutschland acquired 1.1 million net new customers in the 2004 financial year. The main growth here was in terms of quality, with over 80% of new customers being fixed-term contract subscribers. T-Mobile Deutschland remains the market leader in Germany with a total of 27.5 million customers. In the United Kingdom, approximately 2.1 million net new customers (including Virgin Mobile customers) became users of T-Mobile UK's network in 2004—75% more than in the previous year. Customer numbers at T-Mobile Czech Republic and T-Mobile Netherlands developed particularly encouragingly in 2004, while in Austria they remained stable despite intense competition.

        An important milestone in 2004 was the agreement by T-Mobile USA to acquire the GSM mobile communications network operated by Cingular Wireless in California and Nevada and the exchange of spectrum licenses. Previously, this network was managed together with T-Mobile USA and Cingular

Wireless under a network sharing joint venture. Additionally, in 2004, T-Mobile launched its UMTS mobile communications network in Germany and the United Kingdom.

Industry-specific marketing helped T-Systems remain competitive.

        T-Systems again performed well despite continued pressure on margins and changes in its market environment. T-Systems achieved these results primarily through continued improvements in efficiency and active cost management. T-Systems also increased its revenue from external customers as a result of industry-specific marketing. Overall, the positive development of T-Systems' revenue was driven by significant growth in revenue from the IT unit. Business from telecommunications services continued to fall due to the strong price and competitive pressure in many areas of the market—especially in international carrier services. The Toll Collect consortium, in which Deutsche Telekom holds a 45% stake, has been operating the new system for collecting distance-based tolls for heavy vehicles upwards of 12 tons total weight on German motorways since January 1, 2005 on behalf of the Federal Ministry of Transport. The start of toll collection was mostly problem-free. For more information, see "—Liquidity and Capital Resources—Guarantees and Commitments."

T-Online again increases customer numbers.

        T-Online successfully maintained its healthy market position primarily due to the broadband initiative implemented together with T-Com. Customer growth was also driven by a new attractive rate system and the expansion of the division's range of online content. T-Online recorded approximately 1.2 million new DSL rate customers in 2004—an increase of approximately 0.6 million year-on-year.

Our strategic realignment allows us to continue tackling the challenges of a new era in 2005.

        In 2005, we want to continue to build on our successes from the 2004 financial year with a clear focus on sustained profitable growth. To accomplish this, we will concentrate on our three key growth markets and will focus more intensively on customer needs. As of January 1, 2005, we replaced our four-pillar structure with three strategic business areas ("SBAs"): Broadband/Fixed Network, covered by the T-Com and T-Online business units, along with the transfer of ICSS from T-Systems to T-Com as well as other transfer of units between T-Com and T-Systems; Mobile Communications, responsibility for which remains with T-Mobile; and Business Customers, services for which will be provided by T-Systems Enterprise Services for multinational business customers and T-Systems Business Services for medium-sized and large business customers.

Merger of T-Online International AG with Deutsche Telekom AG progresses.

        A core element of our strategic realignment is our goal of merging T-Online International AG with Deutsche Telekom AG. The proposed merger underlines T-Online's central role in the further development of the new Broadband/Fixed Network Strategic Business Area. The complete integration of T-Online with Deutsche Telekom is crucial to our realigned strategy of developing the fixed-network and broadband business in Germany. Our Broadband/Fixed Network Strategic Business Area concentrates on combining network access, communication, and entertainment services for the mass market. We are convinced that this "double-play" (network access/communication) and "triple-play" (network access/communication/entertainment services) approach is a key ingredient for the future growth of the broadband business in Germany. We also expect this integrated broadband strategy to strengthen customer loyalty, offer ways of driving forward revenue per customer, and help counter the decline in the voice telephony market in conventional fixed networks. The complete integration of T-Online with Deutsche Telekom will provide us with the necessary flexibility to present a single face to the customer—which is a key requirement for effectively marketing our combined offerings—and to achieve long-term customer relationships.

        The Management Boards of each of Deutsche Telekom and T-Online have entered into a merger agreement under which shareholders of T-Online will receive shares of Deutsche Telekom AG in return for their T-Online International AG shares in accordance with the exchange ratio set forth in the merger agreement. To be legally binding, the merger agreement requires the approval of the T-Online shareholders. Deutsche Telekom held 90.14% of T-Online's share capital as of March 11, 2005. Since this exceeds the statutory threshold of 90%, no resolution by Deutsche Telekom's shareholders would be required under German law, unless shareholders of Deutsche Telekom whose holdings in the aggregate represent at least 5% of the share capital of Deutsche Telekom request such a resolution.

        The shareholders' meeting of T-Online shareholders will be held on April 28, 2005. In the event that the end of the agenda has not been reached by the close of the meeting on that day, the meeting will be continued to the following day. At this shareholders' meetings, the shareholders of T-Online will vote, among other things, on the approval of the Merger Agreement.

        The merger agreement must be approved by holders of at least 75% of the outstanding shares of T-Online. Since Deutsche Telekom holds 90.14% of the outstanding voting stock of T-Online as of March 11, 2005, approval to the merger agreement by the shareholders of T-Online is assured.

Excellence Program defines concrete measures for the coming years.

        To transform our structures so that they are integrated in the eyes of our Customers, and to promote long-term profitable growth, we have launched an "Excellence Program" that will run for three years. This program covers three business area-specific growth programs and five cross-segment initiatives that will systematically focus on all aspects of our customers needs with the aim of supporting profitable growth in the long term. The excellence program comprises a specific growth program for each of our three strategic business areas: "re-define" (Broadband/Fixed Network), "Focus on Growth" (Business Customers), and "Save for Growth" (Mobile Communications). "re-define" focuses on three initiatives: "innovation and growth," "quality and efficiency," and increased customer focus. Its implementation will be driven by a new corporate culture that will be based on promoting entrepreneurial thinking by all our employees. "Focus on Growth" aims to optimize customer orientation and concentrates on customers, products, operational excellence, efficiency, and mobilization. Under the "Save for Growth" program, we are examining the value added by all of our structures as well as our core and supporting processes. A significant proportion of the savings will be used for future investments. All business area-specific programs will be actively supported by centrally managed, group-wide coordination of the following projects: "Customer and Brand," "Products and Innovations," "Operational Excellence," "Profitability," and "Human Resources."

Driving forward our group's strategy of profitable growth.

        We will continue to focus on profitable growth in 2005. The year will be dominated by our strategic realignment and our concentration on the three core business areas: Broadband/Fixed Network, Mobile Communications, and Business Customers. Although we are not expecting to see the full fruits of these measures in the coming year, we are expecting a further increase in net revenues in 2005. The growth in the Mobile Communications Strategic Business Area will be generated primarily by a further expansion in the customer base in the U.S. market, and retention and improvement in the customer base in the European market. Our Broadband/Fixed Network Strategic Business Area will continue to focus on its broadband initiative, among other measures designed to counter the decline in revenues in the voice telephony market. In the Business Customers Strategic Business Area, we expect an increase in our current share of the ICT market in Germany and also an increased share of the ICT budgets of existing and potential international customers.

        We are also continuing our focus on sustained efficiency gains and improvement in cost structures.

        In 2005, we plan to further expand investments in property, plant, and equipment and intangible assets (excluding goodwill) compared with 2004, in accordance with our strategy. The largest investments will be for the Mobile Communications and Broadband/Fixed Network Strategic Business Areas. In Mobile Communications, we will focus on further expanding network capacity in the United States to lay the foundations for additional customer growth. We have acquired Cingular Wireless' GSM mobile communications network in California and Nevada and plan to purchase additional spectrum licenses to enhance our existing network capacity and coverage. In Europe, investments will be driven by the need to improve the quality of existing GSM networks and to further expand UMTS networks. In the Broadband/Fixed Network Business Area, we plan to invest more heavily in expanding DSL, upgrading transmission networks, and upgrading fiber-optic technologies and infrastructure.

        The planned capital expenditures, the proposed merger of T-Online with Deutsche Telekom, and the proposed dividend payment will increase our liquidity requirements in 2005. We expect that this increased cash requirement will be covered primarily by cash flows from operating activities.

New accounting principles as of January 1, 2005.

        Commencing January 1, 2005, we converted our accounting standards from German GAAP to IFRS. The effects of this conversion on our key performance indicators will be varied. For example, it is expected that total revenue will change only slightly, while net income and shareholders' equity will increase primarily due to the discontinuation of the amortization of goodwill and U.S. mobile communications licenses. For more information, see "—Preliminary Guidance on Differences Between IFRS and German GAAP."

CRITICAL ACCOUNTING ESTIMATES

        Our consolidated financial statements, prepared in accordance with German GAAP, and the reconciliation of our consolidated financial statements from German GAAP to U.S. GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our consolidated financial statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under German GAAP and our reconciled U.S. GAAP financial statements information.

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

  Initial Valuation

        We record purchased property, plant and equipment, and purchased intangible assets (other than goodwill) at acquisition or construction cost. When these assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment, and intangible assets. Property, plant and equipment and intangible assets, including mobile communication licenses, are depreciated or amortized on a straight-line basis over their estimated useful lives.

        Property, plant and equipment are valued at acquisition or construction cost, less depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead, and interest accrued during the construction period. However, general and administration expenses are not capitalized. As permitted by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, property, plant and equipment transferred to Deutsche Telekom AG on January 1, 1995, were recorded in the opening balance sheet of Deutsche Telekom AG at fair market values at that date. However, due to the short period between the acquisition date and January 1, 1995, property, plant and equipment acquired during 1993 and 1994 were valued at their remaining book value. The remaining useful lives and the depreciation methods applicable to those assets were not changed. Except as otherwise described in this Annual Report, the fair market values shown in the opening balance sheet have been carried forward as the acquisition costs.

        We decided in late 2000 to introduce a real estate strategy oriented toward the monetization of our real estate portfolio. As a consequence, a new valuation approach based on the current replacement costs of individual plots of land owned by us was adopted for German GAAP, whereby the lower of the net book value or the replacement cost was recorded. The subsequent comparison of the newly calculated replacement costs with the carrying amounts resulted in downward adjustments to book values amounting to EUR 2.5 billion.

  Recoverability

        Under German GAAP, when an impairment in the value of assets occurs, nonscheduled depreciation and amortization charges are incurred. Furthermore, nonscheduled charges may be reversed when the conditions giving rise to the impairment no longer exist. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value, and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, we apply the German commercial law principle of prudence (Vorsichtsprinzip) (Sec. 252(1)(4) HGB) in conjunction with the individual valuation principle (Einzelbewertungsgrundsatz). We typically consider, among other things, technological obsolescence, discontinuance of services, current replacement costs and other changes in circumstances that indicate an impairment.

        In a strategic review undertaken in 2002, we used a discounted cash flow approach to estimate the fair value of our mobile communication licenses, including our FCC licenses in the United States. Assumptions regarding mid- and long-term business development prospects were reassessed in light of changes in current competitive conditions, future expectations of growth in the wireless communications industry, increased costs of capital and changes in the future availability of financing. Our use of this valuation method represents a change in valuation methodology, because previously we had used a market approach primarily based on the prices for mobile communication licenses that had been established in relevant auctions to determine the initial valuation of these licenses in our acquisition of T-Mobile USA. Due to the length of time that had elapsed since these auctions took place, along with the general lack of an active marketplace for mobile communication licenses, we concluded that there was insufficient basis to use a market-based approach.

        Under U.S. GAAP, we review long-lived assets, including property, plant and equipment, and amortizing intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets' fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. Specifically, the estimation of cash flows underlying the fair values of our mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which we have limited historical information on customer demand. If the demand for these products and services does not materialize as we expect, we will generate less revenue, cash flow and potential impairment charges to write-down these investments to their net realizable values, which could adversely affect our future operating results.

Accounting for Valuation and Recovery of Goodwill and Intangible Assets with Indefinite Lives

        Goodwill usually arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price of an entity to all identifiable assets acquired and the liabilities assumed. Such allocations are based on the fair values of those assets. The determination of the fair values of assets and liabilities is based, to a considerable extent, on management's judgment. In addition, for German GAAP purposes, the useful life assigned to goodwill is an estimate that is based on the judgment of management at the time of acquisition. Goodwill is then amortized on a straight-line basis over its useful life. Under U.S. GAAP, goodwill is not amortized, but tested for impairment at a minimum on an annual basis.

        We review, on a regular basis, the performance of our subsidiaries. Nonscheduled amortization charges are recorded under German GAAP when there is reason to believe that goodwill associated with a subsidiary is impaired and that the impairment is of a permanent nature. The amount of the nonscheduled amortization is determined by comparing the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves the extensive use of estimates by management. Methods commonly used to determine the fair value of a subsidiary include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates, industry developments, market prices and control premiums. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill amortization.

        U.S. GAAP requires that goodwill and other indefinite-lived intangible assets be tested for impairment at least annually using a two-step approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its book value, including goodwill and intangible assets. The determination of fair value of each reporting unit, which requires significant judgment, is generally based on the present value of future cash flows. In the case that the fair value of the reporting unit is less than its book value, a second step is performed, which compares the fair values to the book values of the reporting units' goodwill and intangible assets. The fair value of goodwill is determined based upon the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. The fair value of indefinite-lived intangible assets is determined based on expected discounted future cash flows. If the fair value of goodwill and other indefinite-lived intangible assets are less than their book values, the differences are recorded as impairment charges.

Recovery of Financial Assets

        We hold, as financial assets, minority interests in foreign telecommunications service providers that are principally engaged in the mobile, fixed-line, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is "permanent" under German GAAP or "other than temporary" under U.S. GAAP. Determining whether an impairment is permanent involves judgment and relies heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, we use quoted market prices, if available, or other valuation methods, based on information available from the investee.

        Future adverse changes in market conditions, or poor operating results of underlying investments, could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

        Our most significant minority interest investments are in PTC, in which we own a 49% interest, and MTS, in which we own a 10% interest.

        For U.S. GAAP purposes, our minority interest ownership in shares of publicly traded companies is classified as "available-for-sale" and reflected in our balance sheet at fair value. Changes in fair values are reported in a separate component of shareholders' equity. For our remaining investments in financial assets, our accounting policy is to record an impairment of such investments to net realizable value when a decline in fair value below carrying value is deemed to be other than temporary. To the extent that these investments are not publicly traded, fair value is determined based on judgments and estimates of expected future cash flows. In determining if a decline in value is other than temporary, we consider factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry, and our ability and intent to hold the investment.

        A prolonged downturn in the telecommunications industry could negatively affect the operations of these investments and their ability to generate future cash flows. This could result in changes to the forecasted cash flows and potential impairment charges, which could adversely affect our future operating results.

Allowance for Doubtful Accounts

        Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of our customers to make required payments. Management bases its estimates on the aging of our accounts receivable balances and our historical write-off experience, customer credit-worthiness and changes in our customer payment terms when evaluating the adequacy of our allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, our actual write-offs might be higher than we expect.

Deferred Taxes

        We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes. These differences result in deferred-tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures, the fiscal year of the reversal of our deferred-tax assets and liabilities, and if there will be future taxable profits in those periods. We reverse in the current year deferred-tax assets and liabilities for timing differences that have been recorded if we anticipate that the future reversal will take place in a tax-loss year. If we estimate that timing differences of a current year will be reversed in a later tax-loss year, we do not record deferred-tax assets and liabilities for those timing differences.

        Significant management judgment is required in determining our provisions for income taxes, deferred-tax assets and liabilities. Under German GAAP, we do not record deferred-tax assets consisting of net operating losses carried forward and foreign tax credits. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred-tax assets and liabilities will be recoverable. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be affected materially.

        Under U.S. GAAP, we record a valuation allowance to reduce the deferred-tax assets to an amount that we believe is more-likely-than-not to be realized. In assessing the need for a valuation allowance, we consider future taxable income and ongoing prudent and feasible tax planning strategies. In the event that our estimates of projected future taxable income and benefits from available tax strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carryforwards in the future, an adjustment to the recorded amount of net deferred-tax assets would be made, with a related charge to income.

Pension Accounting

        Our pension obligations for benefits to non-civil servants are generally satisfied by defined-benefit plans. Our pension benefit costs for non-civil servants are determined in accordance with actuarial assumptions, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on our pension cost, because the amount of funded plan assets is small in relation to our outstanding pension obligations. Other key assumptions for our pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of our pension obligation. Due to the underfunded status of certain pension plans at their respective measurement dates, a charge representing an additional minimum liability is recorded in net income under German GAAP. Our assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our pension benefit costs may be affected materially.

        Our pension plan obligations with respect to civil servant employees and retirees are subject to a special regime, which effectively fixes our annual costs at 33% of the pensionable gross remuneration of active civil servants and the notional pensionable gross remuneration of civil servants on leave of absence. The funding of this annual contribution is recognized as a period expense. In accordance with both U.S. and German GAAP, no liability or accrual has been recorded in respect of future payments.

        For more information concerning our pension plan arrangements for civil servants and non-civil servants, see note (28) to our consolidated financial statements and "Item 6. Directors, Senior Management and Employees—Employees and Labor Relations."

Civil Service Health Insurance Fund

        We are obligated, under Postreform II, to pay for our share of any operating cost shortfalls between the sources of regular income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse, "PBeaKK") and benefits paid. The PBeaKK provides healthcare and medical benefits for its members and their relatives, who are civil servants employed by or retired from Deutsche Telekom, Deutsche Post AG and Deutsche Postbank AG. When Postreform II came into effect, the PBeaKK was closed to new members. The insurance premium collected by the PBeaKK may only be increased by the amount by which healthcare costs in Germany rise on average and, therefore, does not reflect the changing composition of ages of the participants in the PBeaKK. We have accrued the actuarially determined present value of the fund's future deficit, which we cover using a discount rate, assumptions about life expectancy and projections for contributions and future increases in general health care costs in Germany. Because the calculation of this accrual involves long-term projections over periods of more than 50 years, the present value of the liability is sensitive to small variations in the changes used for the calculation.

Accrued Liabilities

        We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Where we expect that the occurrence of a contingency is reasonably likely, we accrue an amount for the contingent liability under German GAAP that represents management's estimate at the balance sheet date, considering all anticipated risks and losses up to that date, even if they became known after the balance sheet date but prior to the preparation of the financial statements. Under U.S. GAAP, we record an accrual for liabilities when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated amount accrued.

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

Revenue Recognition

  Customer Activation Fees

        Our T-Com and T-Mobile divisions receive installation and activation revenues from new customers. For U.S. GAAP, we defer the recognition of these revenues (and related costs) and amortize them over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management's estimates are revised, material differences may result in the amount and timing of our revenue for any period.

  Long-Term Service Contracts

        Our T-Systems division conducts a significant portion of its business under long-term contracts with customers. We account for certain long-term service contracts using the percentage-of-completion method under U.S. GAAP, recognizing revenue as performance on a contract progresses. This method places considerable importance on the accuracy of estimates of the extent of progress made towards completion. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. We regularly review all estimates involved in such long-term contracts and adjust them as necessary.

  Multiple-Element Arrangements

        We have adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for multiple-element revenue arrangements entered into after December 31, 2003. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables). The determination of fair values in the T-mobile and T-systems business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to our estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting our future operating results.

PRELIMINARY GUIDANCE ON DIFFERENCES BETWEEN IFRS AND GERMAN GAAP

        We are required to prepare consolidated financial statements in accordance with IFRS from January 1, 2005. The opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2003 (date of transition to IFRS in accordance with IFRS 1: First-time Adoption of IFRS.) The Committee of European Securities Regulators has recommended that selected IFRS financial information be disclosed in advance of publication of such IFRS financial statements. In line with this recommendation, we are providing a summary of certain of the expected differences in the preparation of our consolidated financial statements on the basis of IFRS. Other items may arise due to new pronouncements from the International Accounting Standards Board (IASB) or pronouncements that are not endorsed by the E.U. commission prior to the preparation of our December 31, 2005 consolidated financial statements, which can result in modification of the following guidance.

General

        In accordance with IFRS 1, assets and liabilities are to be recognized and measured in our consolidated balance sheets and consolidated income statements under IFRS in accordance with the relevant IFRS standards, compliance with which is mandatory as of December 31, 2005, the date on which our annual consolidated financial statements under IFRS will be prepared for the first time.

        In general, on first-time adoption of IFRS, the carrying amounts of the assets and liabilities from the consolidated balance sheet reported in accordance with German GAAP as of December 31, 2002, must be measured retrospectively in the IFRS opening consolidated balance sheet on the basis of those IFRS standards that are in force as of December 31, 2005. However, IFRS 1 provides for exemptions from this basic principle in certain cases, some which are described below.

        The results that will be reported under IFRS will differ in many respects from our results that historically have been presented under German GAAP. The differences in accounting principles between IFRS and German GAAP which we expect will have a significant impact on our financial condition and results of operations, and certain of the exemptions provided by IFRS 1 that we expect to use in measuring our IFRS opening consolidated balance sheet, are summarized below:

Use of fair values at time of privatization (revaluation as deemed cost)

        At the time of privatization (January 1, 1995), we recorded the assets and liabilities contained in our opening consolidated balance sheet at fair value, and plan to apply this approach to the IFRS opening consolidated balance sheet. Therefore, the consolidated opening balance sheet will reflect net assets from the time of privatization at fair value.

Accounting for business combinations

        In accordance with IFRS 1 regarding first-time adoption of IFRS, we have elected not to apply IFRS 3: Business Combinations, to business combinations that occurred prior to the date of our transition to IFRS. As a result, the opening consolidated balance sheet generally will reflect the assets and liabilities acquired from prior business combinations under German GAAP. The carrying amount of goodwill under German GAAP will be carried over to the IFRS opening consolidated balance sheet, subject to any necessary adjustments for impairment losses on goodwill at the date of transition.

Accounting for Share-based payments

        IFRS requires grants of share-based payments to be recognized as compensation and measured at fair value, but permits an exemption from recognition for share-based payments granted before November 7, 2002 or that vest before January 1, 2005. We plan to make use of this exemption.

Amortization of goodwill and certain intangible assets

        Under German GAAP, goodwill and intangible assets are amortized over their estimated economic useful lives. Under IFRS, goodwill and certain intangible assets will not be amortized, but will be reviewed for impairment annually ("impairment-only approach").

Accounting for software and other development costs

        Costs incurred to develop software and other development costs are expensed as incurred under German GAAP. However, IFRS requires the capitalization of certain costs incurred to develop software, which costs will be amortized over the software's useful life.

Borrowing costs

        Borrowing (finance) costs incurred during construction periods have been capitalized under German GAAP, whereas capitalization is optional under IFRS. We plan to establish our policy to expense all finance costs under IFRS.

Measurement of investment

        Under German GAAP, investments in companies not fully consolidated and not accounted for in the consolidated financial statements under the equity method are measured at amortized cost or at the lower of cost or fair value. Under IFRS, we will account for these investments as available for sale and measure them at fair value, with the resulting unrealized gains and losses recognized directly in equity.

Leases

        Under German GAAP, the lease accounting classification generally follows its tax treatment. Under IFRS, the classifications of leased assets is based on the substance of the arrangement.

Pension obligations

        Although provisions are required to be recognized for pension obligations under both German GAAP and IFRS, differences in the measurement of the obligation will exist between IFRS and Statement of Financial Accounting Standards ("SFAS") 87 (used for German GAAP). In accordance with IFRS 1, we will recognize all cumulative actuarial gains and losses at the date of transition to IFRS. Furthermore, additional minimum liability will not be recognized under IFRS.

Provisions

        The recognition of restructuring provisions under IFRS is subject to more detailed and strict recognition criteria than under German GAAP. In addition, provisions for future internal expenses, recognized under German GAAP are not allowed under IFRS.

Deferred revenue

        With regard to the treatment of deferred revenue, the main differences between German GAAP and IFRS is the way in which up-front fees for telecommunications services will be recognized. Under German GAAP, the up-front fees generally are recognized as revenue on the date on which a line is activated. Under IFRS, the up-front fees and the incremental costs are to be accrued over the average duration of the customer relationship.

Other IFRS differences

        Other expected differences between IFRS and German GAAP exist due to the different accounting principles regarding asset-backed securitization ("ABS") transactions, deferred taxes, long-term construction contracts (percentage-of-completion method), derivatives and measurement of property, plant and equipment.

        Reporting under IFRS will result in different disclosures in the financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

        The following table shows information concerning our consolidated statements of income for the periods indicated:

	For the years ended December 31,
	2004	2003	2002
	(millions of €)
Net revenues	57,880	55,838	53,689
Cost of sales	(31,402)	(31,402)	(44,477)
Gross profit	26,478	24,436	9,212
Selling costs	(13,282)	(13,505)	(13,264)
General and administrative costs	(4,680)	(4,976)	(6,062)
Other operating income	6,936	4,558	3,901
Other operating expenses	(5,584)	(5,084)	(14,915)

Operating results	9,868	5,429	(21,128)
Financial income (expense), net	(3,327)	(4,031)	(6,022)

Results from ordinary business activities	6,541	1,398	(27,150)
Income taxes	(1,608)	225	2,847

Income (loss) after taxes	4,933	1,623	(24,303)
Income applicable to minority shareholders	(299)	(370)	(284)

Net income (loss)	4,634	1,253	(24,587)

Operating Results

        The significant increase in 2004 is primarily attributable to increased revenues, a reduction in selling costs and general and administrative costs, and an increase in other operating income. Despite the increase in revenue, the cost of sales (EUR 31,402 million) was kept at the same levels as the previous year, primarily as a result of the successful implementation of measures to improve efficiency. In addition, selling costs and general and administrative costs decreased by a total of EUR 519 million year-on-year, in particular due to the improvement in cost structures and, in the case of selling costs, improved receivables management. The increase in other operating income also boosted operating results in 2004 mainly due to the write-up of U.S. mobile communications licenses by EUR 2,448 million due to changes in fair value measurements. The increase in operating results was offset in part by increased other operating expenses due to the recognition of an accrual of EUR 529 million in connection with the dissolution of the U.S. mobile communications network sharing joint venture with Cingular Wireless.

        In 2003, our operating results increased by approximately EUR 26,557 million, to EUR 5,429 million. This improvement was largely attributable to EUR 21,395 million in non-scheduled amortization of goodwill and mobile communications licenses recorded in 2002 that did not recur in 2003, as explained in greater detail below. Overall, operating costs (cost of sales, selling costs and general and administrative costs) as well as the other operating expenses declined, in comparison with 2002, by a total of EUR 23,751 million. Also influencing the improvement in our operating results for

2003 was an increase in net revenues of EUR 2,149 million. A decline in net revenues at our T-Com division was more than offset by increases at our other divisions, particularly T-Mobile.

  Net Revenues

        Net revenues increased by EUR 2,042 million or 3.7% up to EUR 57,880 million in 2004 despite unfavorable exchange rate trends and the effect of changes in the composition of the consolidated group. The introduction of call-by-call and preselection in the previous year in particular resulted in a decrease in net revenue at T-Com. Revenue growth at T-Mobile was driven by a sustained increase in customer numbers, offset in part, by unfavorable exchange rate effects and the deconsolidation of Niedermeyer at T-Mobile Austria. Despite deconsolidations, in particular SIRIS and TELECASH, T-Systems recorded a slight increase in net revenues. This was largely due to growth in the IT business, which more than offset the decline in net revenues recorded in the telecommunications sector. In addition to the consolidation of the Scout24 group, net revenue growth at T-Online was primarily driven by the continued rise in customer numbers and the increasing acceptance of paid services.

        We generated consolidated net revenues of EUR 55,838 million in 2003. This equates to a year-on-year increase of EUR 2,149 million, or 4.0%, despite negative exchange rate effects. A decline in net revenues at our T-Com division was more than offset by a rise in aggregate net revenues from our other operating divisions. T-Mobile was the main contributor to net revenue growth. The full-year consolidation of T-Mobile Netherlands in 2003 accounted for EUR 0.6 billion increase in group net revenues. This positive influence was offset by a decrease in net revenues at T-Com of approximately EUR 0.5 billion as a result of the deconsolidation of the cable businesses and at T-System of approximately EUR 0.2 billion as a result of the deconsolidation of TELECASH and T-Systems SIRIS.

        For more information on our net revenue development and trends, see "—Segment Analysis."

  Cost of Sales

        Our cost of sales comprises the aggregate cost of products and services delivered. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, such as depreciation and amortization (other than goodwill).

        Cost of sales remained unchanged in 2004 at EUR 31,402 million. At T-Com and T-Systems, cost of sales decreased, largely due to a decrease in revenues and the successful implementation of efficiency improvement measures, and due to changes in the composition of the group and to exchange rate fluctuations, particularly with respect to the U.S. dollar. This was offset in part by the increase in cost of sales at T-Mobile, which was due to the growth in customer numbers. Combined with the increase in revenues, the stability in the cost of sales led to an improvement in the gross profit margin from 43.8% in 2003 to 45.7% in 2004.

        The cost of sales in 2003 decreased by EUR 13,075 million to EUR 31,402 million, compared to 2002, primarily due to a decrease in the amortization of mobile communications licenses. As a result of the strategic review carried out in 2002, the cost of sales included nonscheduled writedowns of mobile communications licenses held by T-Mobile USA and T-Mobile UK, which totaled EUR 11,549 million. Changes in the composition of the Deutsche Telekom group in 2003 also had an effect on cost of sales in 2003, as a result of dispositions in 2002.

  Selling Costs

        Our selling costs include all expenses for activities that do not directly increase the value of our products or services, but help to secure sales. Selling costs generally include all expenses relating to the sales (i.e. commissions), advertising and marketing departments and other sales promotion activities.

        In 2004, selling costs decreased by EUR 223 million to EUR 13,282 million, compared to 2003. The ratio of selling costs to net revenues decreased substantially from 24.2% to 22.9%. The T-Com division was responsible for the majority of the 2004 decrease in selling costs, attributable in particular to the improvement in its cost structure mainly as a result of reduced personnel and personnel-related costs and the reduction in losses on receivables due to improved receivables management. Selling costs at T-Mobile increased, primarily due to higher advertising, marketing and customer acquisition costs, offset in part by U.S. dollar exchange rate effects. Additionally, the decrease in selling costs was affected by deconsolidation of disposed businesses in 2003.

        In 2003, our selling costs were EUR 241 million higher than in the previous year, mainly due to an increase at T-Mobile, attributable to the full-year consolidation of T-Mobile Netherlands and higher expenses for marketing and commissions. This increase was partially offset by lower losses on accounts receivable and provisions for doubtful accounts at T-Com.

  General and Administrative Costs

        Our general and administrative costs generally include all costs attributable to the core administrative functions that are not directly attributable to production or selling activities.

        In 2004, general and administrative costs decreased by EUR 296 million, or 5.9%, to EUR 4,680 million, compared to 2003. This equates to a year-on-year decrease in the ratio of administrative costs to net revenues from 8.9% to 8.1%. All of the divisions of the group contributed to this development, with the exception of T-Online, mainly as a result of its acquisition of the Scout24 group. The decrease in administrative costs was also negatively affected by changes in the composition of the Deutsche Telekom group, and the non-recurrence of expenses (EUR 221 million) relating to the Civil Service Health Insurance Fund incurred in 2003.

        In 2003, general and administrative costs declined by EUR 1,086 million. This development included efficiency improvements and a decrease in other taxes. For more information, see note (12) to our consolidated financial statements.

  Other Operating Expenses

        Other operating expenses consist of amortization of goodwill, additions to accruals (if not allocated to the functional costs), expenses for the ABS credit risk discount, foreign currency translations, losses from disposals and miscellaneous items.

        In 2004, the increase in other operating expenses (EUR 500 million), compared to 2003, was primarily attributable to the recognition of an accrual for contingent losses relating to the winding-up of the U.S. mobile communications network sharing joint venture with Cingular Wireless (EUR 529 million). The increase in expenses (EUR 303 million) for the ABS credit risk discount was due, in particular, to T-Mobile Deutschland, which sold its trade accounts receivable to a special purpose entity as part of the ABS program in November 2003.

        In 2003, the reduction in other operating expenses (EUR 9,831 million), compared to 2002, was primarily attributable to the group-wide strategic review in the third quarter of 2002, which resulted in non-scheduled amortization of goodwill (EUR 9,719 million) at T-Mobile and T-Systems in 2002. In 2003, no similar non-scheduled amortization of goodwill was recorded. Additionally, in 2003, other operating expenses included personnel expenses resulting from the transfer of employees from T-Com to Vivento. Other operating expenses were also affected by changes in the composition of our consolidated group, mainly attributable to the full-year consolidation of T-Mobile Netherlands and the disposition of the cable businesses.

        Of the other operating expenses in 2004, EUR 255 million (EUR 395 million in 2003) relates to transactions consummated in prior years.

  Other Operating Income

        Other operating income consists of tax refunds, reversals of allowances and accruals, cost reimbursements, gains from sales of marketable securities and assets, foreign currency gains and other miscellaneous items.

        In 2004, the increase in other operating income was primarily due to the write-up of the U.S. mobile communications licenses, by EUR 2,448 million, due to changes in fair-value measurements. Income from the disposition of noncurrent assets increased slightly, compared to 2003, and included gains of EUR 955 million from the sale of shares in MTS as well as gains of EUR 238 million from the sale of the satellite operator SES Global.

        In 2003, the increase in other operating income was primarily due to higher income from asset dispositions, amounting to approximately EUR 1,464 million, including the sale of the remaining interests in the regional cable businesses (EUR 436 million), TeleCash (EUR 82 million), Eutelsat (EUR 65 million), Globe Telecom (72 million), Joint Venture UMC (Ukrainian Mobile Communications), T-Systems SIRIS S.A.S. and Celcom (Malaysia) (in total EUR 86 million), as well as shares in MTS (EUR 352 million).

        Of the total amount of other operating income in 2004, EUR 2,762 million (EUR 2,680 million in 2003) relates to income recognized on transactions consummated in prior years.

  Financial Income (Expense), Net

        The following table presents information concerning our financial income (expense), net:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Results related to companies accounted for under the equity method	41	(247)	(430)	n.m.	42.6
Other investments	(17)	(8)	(1,544)	n.m.	99.5

Income (loss) from financial activities	24	(255)	(1,974)	n.m.	87.1
Net interest expense	(3,351)	(3,776)	(4,048)	11.3	6.7

Financial income (expense), net	(3,327)	(4,031)	(6,022)	17.5	33.1

n.m.—not meaningful

        Net Interest Expense

        In 2004, our net interest expense decreased by EUR 425 million, to EUR 3,351 million, primarily due to continued debt reduction.

        In 2003, our net interest expense decreased by EUR 272 million, to EUR 3,776 million, largely due to a reduction in debt and the recognition of interest income from the reversal of interest rate derivatives that were no longer necessary.

        The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.8% in 2004, 6.8% in 2003 and 6.7% in 2002. The effective weighted average interest rate applicable to our outstanding indebtedness related to bank liabilities was 6.5% in 2004, 6.1% in 2003 and 5.7% in 2002. A portion of our debt instruments have provisions that could cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see "—Liquidity and Capital Resources—Capital Resources."

        Income (loss) from Financial Activities

        Income (loss) from financial activities includes our share of the income or losses on investments accounted for under the equity method and losses relating to writedowns of other investments. Results related to companies accounted for under the equity method include the amount of annual amortization of goodwill relating to these investments, which is essentially the amortization of goodwill arising from the difference between the purchase price we paid and our share of the shareholders'

equity for each of these investments. Income and loss from other investments primarily consists of dividends received from our investments as well as provisions for writedowns of the carrying amounts of other investments.

  Other Investments

        Results from other investments decreased from EUR (8) million in 2003 to EUR (17) million in 2004. This decrease was primarily a result of lower write-downs on financial assets and marketable securities, and lower income related to associated companies not accounted for under the equity method and related companies.

        In 2003, results from other investments improved, mainly due to a decline from the high level of writedowns on financial assets and marketable securities in 2002, primarily due to the share price-related writedowns of the net carrying amount of the shareholding in France Télécom (EUR 613 million), valuation adjustments on investments in non-current securities (EUR 384 million), and writedowns of long-term loans to associated and related companies relating to the sale of the cable companies (EUR 322 million).

  Results Related to Companies Accounted for Under the Equity Method

        Results related to companies accounted for under the equity method increased in 2004, compared to 2003, as a result of increased income from improved results, primarily from PTC and MTS (EUR 106 million and EUR 177 million, respectively, in 2004, compared to EUR 84 million and EUR 121 million, respectively, in 2003), and from lower expenses attributable to Toll Collect.

        Loss related to companies accounted for under the equity method improved in 2003. In particular, the non-recurrence, due to consolidation, of the expense relating to companies that were accounted for using the equity method in 2002, and the positive effect of the write-up of the net carrying amount of the stake in comdirect bank AG ("comdirect bank"), had a positive effect on loss relating to associated and related companies. Expenses relating to Toll Collect had a negative effect in 2003.

  Income Taxes

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Income taxes	1,608	(225)	(2,847)	n.m.	(92.1)

n.m.—not meaningful

        In 2004, income taxes increased by EUR 1,833 million compared to 2003, primarily as a result of improved taxable profits from our group companies, the restrictions on full use of our net operating loss carryforwards and deferred tax expense of EUR 625 million relating to T-Mobile USA. Deferred taxes result primarily from temporary differences between income determined under German GAAP and under applicable tax law. At December 31, 2004, we had corporate income tax net operating loss carryforwards amounting to approximately EUR 16,795 million and trade tax net operating loss carryforwards amounting to approximately EUR 4,368 million. With the exception of net operating loss carryforwards of EUR 9,365 million, the utilization of which is limited to periods from 2005 to 2023, these net operating loss carryforwards have an unlimited carryforward period under German and local tax law. However, as a result of new tax legislation in Germany that became effective in 2004, the use of our German net operating loss carryforwards were restricted to no more than 60% of our taxable income.

        In 2003, we had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that we were able to fully utilize these tax loss carryforwards within our domestic tax consolidated group. The tax benefit reported relates to the 2002 corporate income tax benefit of EUR 0.4 billion at T-Mobile International AG & Co. KG as a result of the change of the legal form of T-Mobile from a stock corporation to a partnership. This tax benefit was partially offset by tax expense relating to domestic and foreign shareholdings not included in the domestic tax consolidation group.

        In 2003, income taxes decreased by EUR 2,622 million compared to the previous year. This was mainly attributable to the decrease in deferred tax benefits due to the reversal of deferred tax liabilities in 2002 as a result of the strategic review and the ensuing write-downs of U.S. mobile licenses. There were no comparable effects in 2003.

        Our effective income tax rate (income taxes as a percentage of pre-tax income (loss)) was approximately 25% in 2004, (16)% in 2003 and 11% in 2002. The German statutory income tax rate for us was approximately 39% in 2004, 40.4% in 2003, and 39% in 2002. It included corporate income tax of 25%, a solidarity surcharge on corporate income tax (Solidaritätszuschlag) levied at 5.5% on corporate income tax and trade tax at an average German national rate.

  Net Income

        In 2004, we increased our net income to EUR 4,634 million, from net income of EUR 1,253 million in 2003. This was primarily a result of the factors set forth above.

SEGMENT ANALYSIS

        The following table presents total revenues (the sum of external (net) revenues and inter-segment revenues), net revenues and inter-segment revenues of our segments for the years indicated.

	For the year ended December 31,
	2004			2003			2002
	Net Revenues	Inter- Segment Revenues	Total Revenues	Net Revenues	Inter- Segment Revenues	Total Revenues	Net Revenues	Inter- Segment Revenues	Total Revenues
	(millions of €)
T-Com	24,425	3,389	27,814	25,116	4,090	29,206	26,491	4,068	30,559
T-Mobile	24,088	907	24,995	21,572	1,206	22,778	18,339	1,396	19,735
T-Systems	7,238	3,299	10,537	7,184	3,430	10,614	6,895	3,594	10,489
T-Online	1,793	186	1,979	1,662	189	1,851	1,391	193	1,584
Group Headquarters and Shared Services	336	4,165	4,501	304	3,964	4,268	573	3,838	4,411
Reconciliation	—	(11,946)	(11,946)	—	(12,879)	(12,879)	—	(13,089)	(13,089)

Group	57,880	—	57,880	55,838	—	55,838	53,689	—	53,689

Reclassifications

        The structure for our segments has been adjusted to reflect the revised reporting structure at T-Com and T-Systems. Effective as of April 1, 2004, responsibility for the investment in Toll Collect was transferred from T-Com to T-Systems. To facilitate comparison, prior-year figures have been adjusted to reflect this change.

T-Com

        The following table presents selected financial information concerning T-Com:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Net revenues	24,425	25,116	26,491	(2.8)%	(5.2)%
Inter-segment revenues	3,389	4,090	4,068	(17.1)%	0.5%
Total revenues	27,814	29,206	30,559	(4.8)%	(4.4)%

Net Revenues

        In 2004, T-Com was again the main contributor to revenues in the Deutsche Telekom group. Net revenues decreased by EUR 691 million, primarily due to a reduction in network communication revenues as a result of reduced call charge and wholesale services revenues. In addition, due to the sale of the remaining cable businesses in March 2003, the net revenues attributable to these businesses for the first three months of 2003 (EUR 167 million) did not recur in 2004.

        The reduction in call charge revenues was primarily due to market share losses resulting from increased competition from other carriers, the introduction in Germany of call-by-call in April 2003 and carrier pre-selection in July 2003, as well as the increased use of optional lower-rate calling plans. Average market share in T-Com's domestic fixed-line network declined from 57.6% in 2003 to 54.0% in 2004. This decline corresponded to a 10.7% decrease in the call traffic volume from end customers.

        Net revenues were also affected by the mandatory 9.5% average reduction in interconnection charges in the fourth quarter of 2003 and the continuing trend towards direct interconnection between other carriers, which resulted in a decrease in wholesale services revenues.

        Primarily as a result of the introduction in 2003 of call-by-call, carrier pre-selection and the loss of market share in the access market, T-Com's local market share, measured in terms of call volume, decreased year to year. Declines in local call market share are expected to continue.

        In 2003, net revenues decreased by EUR 1,375 million, or 5.2%, to EUR 25,116 million in 2003, from EUR 26,491 million in 2002. The sale of the remaining cable businesses in March 2003 had a negative impact on net revenues in 2003 because these companies' revenues were no longer included in the consolidated group. T-Com's cable businesses contributed an aggregate of EUR 167 million to net revenues in 2003 and EUR 897 million in 2002. Net revenues in 2003 were also adversely affected by a 6.6% decrease in customer call traffic volume, which corresponded to a reduction of average market share in T-Com's domestic fixed-line network from 61.2% in 2002 to 57.6% in 2003.

        Net revenues of our Central and Eastern European subsidiaries increased by EUR 56 million in 2004 as compared with 2003. The increase was primarily due to exchange rate effects in Hungary, Croatia and Slovakia, as well as to an increase in revenues at T-Hrvatski Telekom and an increase in net revenues from mobile and online products. The increase was slightly offset by a decrease in net revenues at Matáv and Slovak Telecom. Net revenues decreased by EUR 29 million in 2003. The decrease was primarily due to exchange rate effects in Hungary and Croatia as well as a decrease in net revenues at Slovak Telecom.

Inter-Segment Revenues

        In 2004, T-Com revenues from T-Systems, T-Online, T-Mobile and the other Deutsche Telekom affiliates (inter-segment revenues) amounted to EUR 3,389 million, a decrease of EUR 701 million, or 17.1%, compared to inter-segment revenues of EUR 4,090 million in 2003. This decrease was primarily attributable to the direct interconnection of T-Systems, and T-Mobile's networks. In addition, in

January 2004, T-Com reduced the price that it charges to T-Systems for Wide Area Network services ("WAN") and ISP services, resulting in a decrease in inter-segment revenues. T-Com believes that revenue with T-Systems will continue to decrease in the future due to changes in the types of products provided to T-Systems and its customers. In the past T-Com provided advanced products and services to T-Systems for sale to its end customers. In 2004, T-Com began providing only basic products to T-Systems, which are then bundled by T-Systems and provided to their customers.

        Effective as of April 2004, T-Com reduced the prices it charged T-Online for ISP services, which resulted in a reduction of inter-segment revenues. Although T-Com expects inter-segment revenue growth through its broadband products and services, T-Com does not believe that such growth will be sufficient to completely offset the expected decrease in inter-segment revenue from narrowband products.

        Decreased revenues from T-Mobile relating to interconnection were mainly attributable to the direct-network interconnection of T-Mobile with other carriers as well as with T-Systems. However, T-Com expects that revenues from T-Mobile will increase slightly in the near future, mainly due to higher revenue arising from W-LAN access and services and from the buildout of T-Mobile's UMTS network infrastructure in Germany.

        In 2003, inter-segment revenues amounted to EUR 4,090 million, an increase of EUR 22 million, or 0.5%, compared to inter-segment revenues of EUR 4,068 million in 2002. This increase was mainly due to higher revenues from T-Online and T-Systems. Revenues from T-Online increased largely due to the growth in ISP origination services, higher demand for bandwidth and the growing number of online customers. The increase in revenues from T-Systems was attributable to additional services purchased by T-Systems as a result of the migration of larger business customers from T-Com to T-Systems. The increase in inter-segment revenues in 2003 was partially offset by a decrease in revenues from T-Mobile, which was a result of increasing direct interconnection between the networks of other mobile carriers.

Total Revenues

        The following table reflects T-Com's total revenues by geographic area:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Domestic	23,921	25,351	26,682	(5.6)	(5.0)
Central and Eastern Europe	3,893	3,855	3,877	1.0	(0.6)
Total revenues	27,814	29,206	30,559	(4.8)	(4.4)

        In 2004, T-Com's total revenues decreased by EUR 1,393 million, or 4.8%, to EUR 27,814 million, from EUR 29,206 million in 2003, primarily due to a reduction in wholesale services revenues resulting from mandatory price reductions for interconnections and continued carrier migration, as well as to a reduction in call charges due to the impact of call-by-call and carrier pre-selection. Domestic revenues accounted for 86% of total revenues in 2004. In addition, due to the sale of the remaining cable business in March 2003, the revenue attributable to these businesses for the first three months of 2003 did not recur in 2004.

        Furthermore, T-Com's revenues from its Central and Eastern European subsidiaries increased slightly in 2004 due to an increase in revenues from mobile products, online products and wholesale services, as well as an increase in T-Hrvatski Telekom's total revenues. Matáv, T-Hrvatski Telekom and Slovak Telecom accounted for all of T-Com's Central and Eastern European revenues and contributed EUR 3,893 million, or approximately 14%, of total revenues in 2004.

        In 2003, T-Com's total revenues decreased by EUR 1,353 million, or 4.4%, to EUR 29,206 million, from EUR 30,559 million in 2002. Domestic revenues accounted for approximately 86.8% of total revenues in 2003, primarily due to the deconsolidation of the cable businesses and continued downward pressure on revenue following price reductions imposed by the German telecommunications regulator. Matáv, T-Hrvatski Telekom and Slovak Telecom contributed EUR 3,855 million, or approximately 13.2%, of total revenues in 2003.

Components of Total Revenues

        The components of total revenues are listed in the following table:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Domestic
Network communications	14,764	15,094	15,154	(2.2)	(0.4)
Data communications	1,874	1,850	2,392	1.3	(22.7)
Value-added services	1,292	1,387	1,426	(6.8)	(2.7)
Terminal equipment	646	798	927	(19.0)	(13.9)
Other fixed-line network revenues	212	406	1,173	(47.8)	(65.4)

Total fixed-line network revenues	18,788	19,535	21,072	(3.8)	(7.3)
Wholesale services	4,199	4,643	4,399	(9.6)	5.5
System integration	180	175	261	2.9	(33.0)
Other domestic services.	754	998	950	(24.4)	5.1

Total domestic revenues(1)	23,921	25,351	26,682	(5.6)	(5.0)
Central and Eastern Europe
Matáv	2,389	2,392	2,429	(0.1)	(1.5)
T-Hrvatski Telekom	1,083	1,034	1,007	4.7	2.7
Slovak Telecom	421	429	441	(1.9)	(2.7)

Total Central and Eastern Europe revenues	3,893	3,855	3,877	1.0	(0.6)

Total revenues	27,814	29,206	30,559	(4.8)	(4.4)

(1)
Information for 2003 has been reclassified to conform to 2004 organizational changes, including adjustments to reflect the impact of customer discounts, which were reclassified from other domestic services to data communications revenues. These reclassifications did not affect total domestic revenues in 2003.

  Total Domestic Revenues

        In 2004, total domestic revenues (total revenues derived from within Germany) decreased by EUR 1,430 million, or 5.6%, to EUR 23,921 million, from EUR 25,351 million in 2003. The decrease in total domestic revenues was primarily the result of a reduction in revenues from network communication services, which includes revenue from call charges, and a reduction in wholesale services revenues, due to mandatory price reductions for interconnections. The reduction in revenues from call charges was primarily due to the impact of call-by-call, carrier pre-selection and competition from alternative access providers. In addition, due to the sale of the remaining cable business in March 2003, the revenue attributable to the business for the first three months of 2003 did not recur in 2004.

        In 2003, total domestic revenues decreased by EUR 1,331 million, or 5.0%, to EUR 25,351 million, from EUR 26,682 million in 2002. The decrease in total domestic revenues in 2003 was primarily attributable to the deconsolidation of the cable businesses, continued negative pressures on revenues as a result of price reductions imposed by the German telecommunications regulator, and increased competition in most areas of the fixed-line business.

  Network Communications

        Network communications revenues consist of revenues from network access products and calling services. Revenues from network access products include monthly access charges and installation fees. Revenues from calling services include call charges relating to local, regional and domestic long-distance calls, international calls, calls to mobile networks and calls to Internet service providers. Call charges vary, depending on the rate plan, or tariff, in effect at the time a call is initiated. T-Com customers are able to choose from a variety of calling plans designed to suit a variety of individual and business needs.

        In 2004, network communications total revenues decreased by EUR 330 million, or 2.2%, to EUR 14,764 million, from EUR 15,094 million in 2003. The decrease in network communication revenues was primarily the result of a reduction in revenues from call charges due to the introduction of call-by-call and carrier pre-selection for local services as well as the increased use of optional lower rate calling plans. This decrease was offset in part by an increase in access revenues, due in part to an increase in price related to the standard T-Net access products and increased sales of broadband access. An increase of the level of services provided under optional rate plans also increased access revenues and decreased calling revenues year-on-year, as customers chose to pay higher access fees to receive the benefits of lower calling charges.

        The decrease in call revenues in 2004 was primarily due to a decline in call minutes as well as increased use of optional lower-rate calling plans. The decline in total call minutes by 12% in 2004, as compared to 2003, was largely the result of increased competition from call-by-call providers (since April 2003) and carrier pre-selection (since July 2003) as well as the increased use of mobile phones as substitutes for fixed-line telephones. Although T-Com introduced several innovative rate plan options during 2004, its fixed-line network market share, measured in minutes of call time, decreased from 57.6% in the previous year to 54.0% in 2004. T-Com expects that its market share in this area will continue to decrease, primarily as a result of the continuing effects of call-by-call and carrier pre-selection as well as competitive and regulatory pressures.

        In addition, price reductions resulting from regulatory decisions in 2003 also contributed to the decrease of call revenues in 2004. The most significant pricing measure came into effect in September 2003, which included a rate reduction for local calls. Moreover, T-Com expects connection minute revenues for all rate plans to decrease in the future, due to increasing pressure in the regulatory environment as well as increased competition. T-Com will seek to slow this trend through the introduction of innovative offers and a simplified rate structure, including flat-rate plans (rate plans offering a specific number of minutes for a fixed fee). For more information, see "Item 4. Information on the Company—Regulation."

        The total number of standard T-Net access lines decreased in 2004 by 3.6%, compared to 2003. The total number of T-ISDN access lines increased by 1.5% in 2004. However, during the second half of 2004, the total number of T-ISDN access lines decreased, because of increasing saturation of the ISDN market, increased competition and customer migration from T-ISDN access with T-DSL to T-Net access with T-DSL which occurred after T-Com harmonized its pricing for T-DSL in 2004.

        T-DSL lines in operation (which requires either T-Net or T-ISDN) increased from 4 million at the end of 2003 to 5.6 million at the end of 2004, primarily due to the continued growth in the number of T-DSL customers. During 2004, T-Com introduced its T-DSL "1/2/3" strategy with attractive prices for both new and existing T-DSL customers, and introduced a low cost broadband Internet access product, called "Three Times Zero Euro" to all new T-DSL customers.

        Although T-Com expects that the number of T-Net access lines and T-ISDN access lines will decline because of increased competition and increased use of mobile phones in place of fixed-access lines, T-Com believes that T-DSL growth will remain relatively strong in 2005. A strategic goal for

T-Com is to increase revenue through increased broadband penetration and sales of T-DSL products to new and existing customers.

        In 2003, network communications total revenues decreased by EUR 60 million, or 0.4%, to EUR 15,094 million, from EUR 15,154 million in 2002. The decrease in revenues was primarily the result of a reduction in revenues from call charges, which were also affected by the introduction of call-by-call and carrier pre-selection for local services. This decrease in calling services revenues was partially offset by price increases in access lines, the migration of customers to more advanced lines with higher prices and the increase in sales of broadband lines.

        Revenues from calling services decreased in 2003, compared to the previous year. T-Com recorded lower revenues from local call charges in 2003. The introduction of call-by-call in the local network in April 2003 resulted in a substantial reduction in T-Com's market share for extended local calls. In 2003, T-Com's fixed-line network market share as measured by call time in minutes decreased from 61.2% to 57.6%. T-Com launched innovative rate plans in an attempt to minimize this decrease.

        Price reductions for call minutes were introduced on February 1, 2003 as part of the price-cap regime mandated by the German telecommunications regulator. As a result of these price reductions and a decrease in the total volume of customer minutes billed (related to a lengthening of the time increment used to bill customers), local call revenues decreased.

        In 2003, the growth in revenues from monthly access charges exceeded the decrease in revenues from call charges. On February 1, 2003 and September 1, 2003, the prices of traditional telephone lines were increased as part of the price-cap adjustments. Prices for the installation of T-DSL lines were also increased on January 1, 2003, which resulted in an increase in installation fee revenues, which partially offset the decline in network communications revenues.

        Although the total number of access lines decreased in 2003 by 2.1% compared to 2002, revenues from monthly access charges increased due to growth in the number of higher priced T-ISDN lines. In addition, the number of T-DSL lines in operation grew by approximately 42.9% in 2003, which had a positive affect on revenues.

  Data Communications

        Total revenues from data communications services increased in 2004, by EUR 24 million, or 1.3%, to EUR 1,874 million. This increase was a result of the increases in revenues in T-Com's IT solutions and dedicated customer lines as well as CompanyConnect. This increase was largely offset by a decrease in revenues in T-Com's principal other data communications products, due to reduced prices and call volumes. In addition to revenue decreases due to price, volume or transfer effects relating to other principal products, T-Com's TDN products also contributed to this revenue decrease due to external carriers creating their own networks, as well as a migration from data communications to CSN products, which are included under Wholesale Services, and are priced lower than similar TDN products.

        In 2003, the decrease in total revenues from data communications services of EUR 542 million, or 22.7%, to EUR 1,850 million was mainly the result of a reclassification of product offerings and customer transfers from T-Com to T-Systems. In 2004, T-Com reclassified certain customer discounts previously reported under "Other domestic services" to "Data communications," which reduced data communications revenues for 2003 (approximately EUR 128 million), but did not change the revenue trend. The transfer of customers to T-Systems related to corporate business solutions, where certain customers were migrated to T-Systems' service platform. In addition, a reduction in sales of TDN products contributed to the decrease in revenues in 2003, due to the substitution of CSN products due to changes in customer preferences for standard products rather than standard solutions.

  Value-Added Services

        Revenues from value-added services include revenues from toll-free numbers, shared-cost numbers, public payphones, T-Vote Call, premium-rate services, the directory-assistance service and other operator services, such as call center services.

        Total revenues from value-added services decreased in 2004 by EUR 95 million, or 6.8%, to EUR 1,292 million in 2004, from EUR 1,387 million in 2003. This was mainly the result of a decrease in revenues from T-Com's premium-rate services, due to a decrease in customer demand and a regulatorily mandated change to a transmission fee-based billing model. This decrease in revenues from premium-rate services was partially offset by an increase in revenues from T-Vote Call. For more information, see "Item 4. Information on the Company—Regulation—Customer Protection Ordinance."

        In 2004, public telephone use continued to decrease, which resulted in a slight decrease in value-added services revenues, primarily as a result of the continued substitution of mobile phones. This trend is expected to continue in the future.

        T-Com believes that value-added services revenues will decrease slightly in the near future due to a decline in market share resulting from increased competition as well as a result of the change to a transmission fee-based billing model for premium rate services. The continued positive growth in T-Vote Call and, to a lesser extent, in the shared-cost call services, are not expected to fully compensate for the decrease in premium rate services.

        In 2003, total revenues from value-added services decreased by EUR 39 million, or 2.7%, to EUR 1,387 million. The decrease was mainly attributable to lower revenues from public telephone use and premium-rate services. The decrease in revenues contributed by public payphones was largely attributable to the substitution effect of increased use of mobile phones instead of fixed-line telephones. The decrease in revenues in 2003 was partially offset by an increase in revenues from T-Vote Call.

  Terminal Equipment

        Revenues from terminal equipment sales consist of revenues from the sale and rental of conventional and ISDN telephones, and PBXs, relating to the fixed-line network.

        Total revenues from sales of terminal equipment decreased by EUR 152 million, or 19.0%, to EUR 646 million in 2004, from EUR 798 million in 2003. This decrease was a result from reduced demand for rentals of conventional telephones and communications systems for business customers as well as decreased revenues due to a decline in ISDN equipment sales. The decrease in demand was also, in part, a result of business customers' tendency to use their own equipment rather than renting equipment from T-Com.

        In 2003, total revenues from sales of terminal equipment decreased by EUR 129 million, or 13.9%, to EUR 798 million, from EUR 927 million in 2002, primarily due to a reduction in demand as a result of stagnant market conditions, the accompanying deterioration in the investment climate and intense competition in the marketplace for such products.

  Other Fixed-Line Network Revenues

        Other fixed-line network revenues mainly consist of support services for the installation, maintenance and repair of telecommunications equipment and related service support. Total other fixed-line network revenues decreased by EUR 194 million, or 47.8%, to EUR 212 million in 2004, from EUR 406 million in 2003. This decrease was largely attributable to the sale of the remaining cable businesses in March 2003, which contributed net revenues for the first three months of 2003 of EUR 167 million and no revenues in 2004.

        In 2003, T-Com's total other fixed-line network revenues decreased by EUR 767 million, or 65.4%, to EUR 406 million. This decrease was largely attributable to the sale of the remaining cable businesses in March 2003.

  Wholesale Services

        T-Com's wholesale services business primarily consists of interconnection services for domestic operators of fixed-line and mobile communications networks, carrier-specific transmission paths, access to the unbundled local loop, ISPs and IP services.

        Total revenues from the wholesale services business, including revenues for services provided to third parties as well as revenues from Deutsche Telekom group segments, decreased by EUR 444 million, or 9.6%, to EUR 4,199 million in 2004, from EUR 4,643 million in 2003.

        In 2004, total revenues from the wholesale services business decreased largely due to an average 9.5% price reduction for interconnection charges, which was mandated by the German telecommunications regulator. In addition, total revenues from wholesale services decreased due to the carrier migration to multiple points of interconnection, which led to a reduction in the average price per minute. Furthermore, the trend towards direct interconnection between T-Mobile and other carriers, between T-Mobile and T-Systems, and between other mobile carriers continued, which decreased the amount of traffic among mobile carriers that is routed by T-Com through its fixed-line network. The decrease was also due to price reductions for narrowband (by an average of 8%) and broadband (by an average of 22%) ISP services.

        These revenue decreases were partly offset by a growth in revenues from T-Com's unbundled local loop, which allows competitors to have direct access to telecommunications customers. Revenues related to T-Com's unbundled local loop increased due to the number of customer connections requested by competing carriers. In addition, since Resale DSL was introduced on July 1, 2004, T-Com provided 246,000 lines to competitors under resale agreements in the second half of 2004.

        T-Com believes that the price reductions for ZISP and Online Connect which were implemented in October 2004 and January 2005, respectively, will have a negative effect on revenues in the future. The anticipated decrease in revenues is expected to be offset in part by growth in Resale DSL revenues and revenues related to T-Com's unbundled local loop.

        In 2003, total revenues from the wholesale services business increased by EUR 244 million, or 5.5%, to EUR 4,643 million. This was largely due to increases in ISP services and carrier leased lines revenues, which were partially offset by a decrease in revenues from interconnection services provided to operators of fixed-line and mobile telecommunications networks. This decrease was primarily due to the trend towards direct interconnection between mobile carriers.

        Total ISP services revenues increased in 2003, due to a growth in usage of online services. This resulted in an increase in demand for services provided by T-Com to internet service providers. In addition, in 2003, total revenues from access to T-Com's unbundled local loop increased due to an increase in the number of customer connections requested by competing carriers.

  Systems Integration

        Systems integration consists of implementation and support in the area of telecommunications applications, and also includes service solutions for T-LAN and communications networking, wiring and network expansion, as well as E-Business Solutions.

        Total revenues increased slightly by EUR 5 million, or 2.9%, to EUR 180 million in 2004, from EUR 175 million in 2003. In 2004, IT investment activities were negatively affected by the general and regional weak economic environment.

        Total revenues decreased by EUR 86 million, or 33.0%, to EUR 175 million in 2003, from EUR 261 million in 2002. The revenue trend in 2003 from ongoing business was characterized by a difficult market environment and lack of investment activities due to the weak economy.

  Other Domestic Services

        Other domestic services revenues mainly consist of sales commissions from other Deutsche Telekom divisions for the sale of their products through T-Com's sales outlets, such as the T-Punkt outlets. Other domestic services also include revenues from the publication and sale of subscriber data to telecommunications services (e.g., telephone directories), from the production and sale of prepaid cards for online-shopping and from prepaid cards for telephones.

        Total other domestic services revenues decreased by EUR 244 million, or 24.4%, to EUR 754 million in 2004, from EUR 998 million in 2003. This decrease was primarily the result of a change in the business model relating to sales of telecommunications equipment, mobile devices and accessories. Prior to the change in T-Com's business model, revenues from the sale of mobile devices and accessories through T-Com's T-Punkt outlets during 2004 were recorded on a gross basis and the corresponding costs shown under cost of sales. As a result of the change in business model, revenues relating to sales of these products are recorded as sales commissions received from other Deutsche Telekom group companies.

        In addition, total other domestic service revenues decreased due to lower revenues from the publishing and directory business in 2004, compared to 2003 due to a decline in advertising revenues and increased competition from online services. T-Com expects other domestic services revenues to decrease in the future due to continuing competition from online services.

        Total other domestic services revenues increased by EUR 48 million, or 5.1%, to EUR 998 million in 2003 from 950 million in 2002. This increase is primarily due to the reclassification of customer discounts (approximately EUR 158 million), now reported under Data communications. This increase was offset, in part, due to lower revenues from the publishing and directory business. The decrease in revenues from the publishing and directory business was largely due to a consolidation of our portfolio of certain low-margin business customers, as well as a decline in advertising revenues due to the weakness in the German economy.

  Total Central and Eastern Europe Revenues

        Total revenues from T-Com's Central and Eastern European subsidiaries were EUR 3,893 million in 2004, a slight increase from total revenues EUR 3,855 million in 2003, due to an increase in total revenues at T-Hrvatski Telekom, which was partially offset by decreased total revenues from Matáv and Slovak Telecom. When measured in local currencies, revenues at Matáv and Slovak Telecom decreased year on year. Revenues from fixed-line networks continued to decline in all Central and Eastern European subsidiaries during 2004, primarily due to further deregulation, increasing competition and the substitution effect of mobile telephones. This decline was partially offset by an increase in mobile, online and broadband revenues in all three Central and Eastern European subsidiaries.

        Total revenues from T-Com's Central and Eastern European subsidiaries were EUR 3,855 million in 2003, slightly lower than total revenues of EUR 3,877 million in 2002. This decrease was largely due to negative currency exchange rate effects in Hungary and Croatia. When measured in local currencies, total revenues at Matáv and T-Hrvatski Telekom increased year-on-year. Revenues from the fixed-line networks continued to decline in 2003, offset in part by the continuing trend towards strong growth in the mobile businesses. Demand for online services and fixed-network broadband applications also grew in Central and Eastern Europe in 2003, although from a lower initial base.

  Matáv

        Matáv generates revenues from fixed-line network services, mobile communications, wholesale services, online services and cable television business. In 2004, total revenues decreased from EUR 2,392 million to EUR 2,389 million, or 0.1%, due to lower fixed-line networks revenues, lower wholesale services and lower value-added services. This decrease in fixed-line network revenues was due to price decreases in connection with regulatory constraints as well as a reduction in market demand resulting from increasing competition and substitution effects of mobile telephones. In addition, wholesale service revenues decreased due to lower levels of traffic terminating in the fixed-line network. The decrease in fixed-line network revenues was partially offset by increased revenues from mobile services, online services and data communications.

        Fixed-line network revenues declined by 8.1%, from EUR 1,210 million to EUR 1,112 million in 2004, due to an overall decrease in call minutes as well as price reductions. The decline in fixed-line network revenues accelerated beginning in 2004, which was primarily due to substitution effects of mobile telephones. In addition, fixed-line network revenues were influenced by aggressive marketing campaigns and the use of attractive products by competing mobile and fixed network providers. Matáv will seek to slow this trend through the introduction of innovative offers and a simplified rate structure, including flat-rate plans.

        Revenues from wholesale services decreased by approximately 24.4%, from EUR 119 million in 2003, to EUR 90 million in 2004. This decrease was primarily the result of lower termination volume into Matáv's fixed-line network and reduced interconnection charges. These decreases were also partially due to direct carrier interconnection.

        Revenues from mobile communications increased from EUR 973 million in 2003 to approximately EUR 1,060 million in 2004, primarily due to an increase in the number of customers (from 3.8 million to 4 million) as well as an increase in call minutes. Prepaid customers represented 71.1% of the total T-Mobile Hungary customers as of December 31, 2004. T-Com expects the growth rate of mobile revenues to decrease, because of the increasing saturation of the market and stronger competition.

        Revenues from online services increased from EUR 45 million in 2003 to EUR 76 million in 2004, primarily as a result of an increase in the number of customers, which grew by 26.1%, from 211,000 to 266,020 and an increase in the number of broadband customers.

        T-Com expects that revenues from Matáv's fixed-line network and wholesale services will continue to decline in 2005. T-Com expects that the decrease in Matáv's revenue will partly be offset by increasing revenues from mobile services and online services. However, T-Com expects the growth rate of mobile revenues to decrease, because of increasing saturation of the market and stronger competition.

        Matáv's total revenues decreased by EUR 37 million, or 1.5%, to EUR 2,392 million in 2003, from EUR 2,429 million in 2002, primarily because of lower fixed-line revenues and negative currency effects.

        Commencing January 1, 2005, results from T-Mobile Hungary will be reported under the T-Mobile division. For more information, see "Item 4. Information on the Company—Strategy—Strategic Realignment."

  T-Hrvatski Telekom

        T-Hrvatski Telekom generates revenues from its fixed-line network, mobile communications business, online services and carrier services business.

        Total revenues increased by 4.7% to EUR 1,083 million in 2004, from EUR 1,034 million in 2003. This increase was due to higher revenues from mobile and online services, which were partially offset by lower revenues for fixed-line network services. Measured in local currency, revenues from T-Hrvatski Telekom remained largely unchanged in 2004, compared to 2003.

        T-Hrvatski Telekom's mobile services revenues increased primarily due to substitution effects of mobile telephones and increased mobile usage during the tourist season. Commencing January 1, 2005, results from T-Hrvatski Telekom's mobile services will be reported under the T-Mobile division. For more information, see "Item 4. Information on the Company—Strategy—Strategic Realignment."

        Online services revenues increased, from EUR 37 million in 2003, to EUR 40 million in 2004. This increase was driven primarily by higher numbers of customers, which grew by 17.5%, from 480,000 to 563,000 and an increase in the number of broadband customers from 2,000 at the end of 2003 to 22,000 at the end of 2004.

        Fixed-line network revenues declined slightly due to a decrease in access fees for traditional access lines as well as in call charges. In 2004, minutes of use decreased by 0.8% from 5.12 billion to 5.08 billion.

        In connection with the acquisition of the second tranche (16%) of the shares of T-Hrvatski Telekom, a commitment was signed to invest EUR 748 million in T-Hrvatski Telekom from 2002 to 2004. The goal of this investment program was primarily the expansion of the fixed-line and mobile network infrastructures. Due to changes in costs for telecommunications equipment, technological progress as well as changes in the market and in the local economy, T-Hrvatski Telekom did not meet the required investment targets in 2004. T-Hrvatski Telekom does not believe that significant risks associated with having not met the investment targets exist.

        Total revenues increased by 2.7% to EUR 1,034 million in 2003, despite a negative currency translation effect of 2.0%. In local currency, total revenues increased 4.8%. Although fixed-line network revenues reflected a slight downward trend, mainly due to a decrease in the number of standard access lines, by 28,000, to 1.6 million, and minutes of use from 5.17 billion to 5.12 billion, mobile communications revenues increased by approximately 20%, primarily as a result of an increase in customers from 1.2 million to 1.3 million. Revenues from wholesale services decreased by 22%, while online service revenues increased by nearly 100%.

  Slovak Telecom

        Slovak Telecom generates revenues from its fixed-line network, wholesale services, online services and broadcasting services. Slovak Telecom's total revenues decreased by EUR 8 million, or 1.9%, to EUR 421 million in 2004, from EUR 429 million in 2003.

        In 2004, fixed-line network revenues fell by 0.9%, from EUR 351 million to EUR 348 million. This decrease was primarily attributable to the decline in standard access lines by 83,000, to 1.1 million. In addition, revenues decreased due to the substitution effects of mobile telephones and increasing competition from mobile operators.

        Revenues from wholesale services decreased by approximately 23%, from EUR 47 million to EUR 36 million, primarily as a result of decreasing prices for international traffic as well as increasing competition.

        T-Com expects that revenue from Slovak Telecom's fixed-line network will continue to decrease in 2005.

        Slovak Telecom's total revenues decreased by EUR 12 million, or 2.7%, to EUR 429 million in 2003, from EUR 441 million in 2002. The decrease was primarily attributable to the substitution of fixed-line business by increased usage of mobile communications.

Operating Expenses

        The following table provides selected information regarding the components of T-Com's operating expenses:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Cost of sales	15,512	16,958	18,339	(8.5)	(7.5)
Selling costs	5,458	6,115	6,565	(10.7)	(6.9)
General and administrative costs	1,628	1,707	1,782	(4.6)	(4.2)
Other operating expenses	729	1,029	607	(29.2)	69.5

Total	23,327	25,809	27,293	(9.6)	(5.4)

  Cost of Sales

        Cost of sales decreased by EUR 1,446 million, or 8.5%, to EUR 15,512 million in 2004, compared to EUR 16,958 million in 2003.

        In 2004, the cost of sales of telecommunications services decreased compared to 2003. Domestic telecommunications services costs decreased primarily due to lower depreciation and amortization costs associated with T-Com's fixed-line network, the direct network interconnection between T-Mobile Deutschland with its competitors and the decreasing number of calls between fixed network and mobile customers. In addition, the number of calls terminating in the networks of other third-party providers decreased, which resulted in lower termination costs.

        Furthermore, lower terminal equipment sales led to a decrease in the cost of sales of these products. The decrease in personnel costs and employee benefit costs due to reductions in headcount and working hours also contributed to lower cost of sales in 2004. In addition, a business model change in 2004 resulted in reduced cost of sales for terminal equipment compared to 2003. Further, the cable businesses, which were sold in 2003, did not contribute to cost of sales in 2004. The decrease in T-Com's cost of sales was partly offset by an increase in cost of sales in the Central and Eastern European subsidiaries, primarily as a result of higher costs related to increased sales, higher severance payments, higher impairment costs and currency translation effects.

        In 2003, cost of sales decreased by EUR 1,381 million, or 7.5%, to EUR 16,958 million, compared to EUR 18,339 million in 2002. This decrease is primarily attributable to lower depreciation and amortization costs and, to a lesser extent, to lower interconnection costs associated with T-Com's termination of customer traffic in the networks of other carriers. In addition, costs related to repair and network maintenance, as well as rental costs related to premises housing technical equipment, both decreased. Furthermore, costs associated with purchases of terminal equipment decreased, due to the decline in customer demand for these products. For more information, see "—Components of Total Revenues—Terminal Equipment." In addition, costs decreased due to the sale of the cable businesses in 2003, which contributed lower costs in 2003 than in 2002.

  Selling Costs

        T-Com's selling costs decreased in 2004 by EUR 657 million, or 10.7%, to EUR 5,458 million. This decrease was primarily due to a reduction in headcount, employee hours and allowances for bad debts in 2004. This decrease in selling costs was partially offset by increased advertising and marketing costs related to our new broadband initiatives.

        In 2003, T-Com's selling costs decreased by EUR 450 million, or 6.9%, to EUR 6,115 million, primarily as a result of a decrease in write-downs of receivables related to carrier services. In addition, advertising and marketing costs decreased, compared to the previous year. Furthermore, levels of personnel in T-Com's sales organization were also reduced, due to the transfer of employees to Vivento. In addition, selling costs decreased in 2003, due to the sale of the cable businesses, which contributed lower costs in 2003 than in 2002.

  General and Administrative Costs

        General and administrative costs decreased slightly in 2004, by EUR 79 million, or 4.6%, to EUR 1,628 million, primarily as a result of improvements in efficiency and lower costs related to severance payments of T-Hrvatski Telekom. Further, the cable businesses, which were sold in 2003, did not contribute to general and administrative costs in 2004. The decrease in T-Com's general and administrative costs was partly offset by increased cost related to the transfer of the financial accounting function of T-Com from GHS to T-Com during 2004.

        In 2003, T-Com's general and administrative costs decreased slightly, by EUR 75 million, or 4.2%, to EUR 1,707 million. The decrease was largely the result of reductions in travel and training costs. In addition, certain centralized personnel and organizational responsibilities were transferred into T-Com's operational areas. The costs associated with these activities have been shown under cost of sales and selling costs in 2003. This decrease was partially offset by increased costs from activities relating to press and communication, trademark protection, regulation, controlling and IT services. T-Com assumed these additional responsibilities, relating to T-Com businesses only, from GHS. In addition, costs decreased due to the sale of the cable businesses in 2003, which contributed lower costs in 2003 than in 2002.

  Other Operating Expenses

        T-Com's other operating expenses consist of a number of items such as charges related to Vivento, foreign currency transaction losses, goodwill write-downs and expenses related to the ABS program.

        Other operating expenses amounted to EUR 729 million in 2004, representing a decrease of EUR 300 million, or 29.2%, compared to 2003. This was mainly a result of lower expenses related to the ABS program, foreign currency transaction costs and costs related to additions for legal accruals. Furthermore, payments to Vivento in 2004 declined significantly in comparison to 2003. These decreases were partially offset by higher goodwill amortization.

        In 2003, other operating expenses were EUR 1,029 million, representing an increase of EUR 422 million, or 69.5%, compared to 2002. This was primarily the result of an increase in costs associated with redundancy payments and higher payments to Vivento. In addition, foreign currency transaction costs contributed to the increase in other operating expenses.

  Financial Income (Expense), Net

        T-Com's net financial income in 2004 was EUR 111 million, representing an increase of EUR 395 million from a net financial expense of EUR 284 million in 2003. This resulted primarily from an increase in interest income of EUR 185 million as well as a reduction in interest expense of EUR 299 million, both of which relate to changes in T-Com's debt related to intercompany clearance accounts. These factors were partially offset by a decrease in financial income relating to the cable businesses sold in 2003.

        T-Com's net financial expense for 2004, 2003 and 2002 reflects organizational changes, including adjustments to reflect the transfer of Toll Collect to T-Systems.

        Net financial expense in 2003 was EUR 284 million, representing a decrease of EUR 583 million from EUR 867 million in 2002. This decrease was primarily the result of non-recurring valuation adjustments for loans made to the cable businesses (EUR 322 million) in 2002, and reductions in net interest expense (EUR 247 million) reflecting the decline in T-Com's debt in 2003.

  Income Before Taxes

        Income before taxes increased by EUR 835 million, or 17.8%, to EUR 5,525 million in 2004, compared to EUR 4,690 million in 2003. Despite a decrease in revenue, T-Com was able to increase its operating profit in 2004, primarily as a result of decreased operating expenses as described above.

        T-Com's income before taxes for 2004, 2003 and 2002 reflects organizational changes, including adjustments to reflect the transfer of Toll Collect to T-Systems.

        Income before taxes increased by EUR 1,086 million, or 30.1%, to EUR 4,690 million in 2003, due to reductions in operating expenses that exceeded the reduction in revenues in 2003. The reductions in operating expenses were primarily due to lower maintenance and rental expenses for T-Com's fixed-line network, reductions of losses on accounts receivable and headcount arising from the transfer of employees to Vivento. In addition, the gain on sale of the cable businesses (EUR 320 million) also contributed to the increase in income before taxes. Increases in accruals for employee severance and pensions had a negative effect in 2003.

  Depreciation and Amortization

        Depreciation and amortization decreased by EUR 378 million, or 7.3%, to EUR 4,790 million in 2004, from EUR 5,168 million in 2003. The decrease in depreciation in 2004 was primarily due to a reduction in depreciation related to the assets of the cable businesses that were sold in 2003, and lower depreciation and amortization costs associated with T-Com's fixed-line telecommunications network in Germany.

        In 2003, depreciation and amortization decreased by EUR 371 million, or 6.7%, to EUR 5,168 million, from EUR 5,539 million in 2002. This decrease was primarily due to the disposal of the remaining cable businesses in 2003. In addition, reductions in capital expenditures led to lower depreciation and amortization costs in 2003.

  Personnel Costs

        Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits.

        Personnel costs decreased by EUR 989 million, or 14.4%, to EUR 5,867 million in 2004 from EUR 6,856 million in 2003. This decrease was primarily due to a reduction in headcount and in employee hours in 2004. The reduction in headcount was achieved through the transfer of employees to Vivento, early retirement programs, voluntary redundancy programs and attrition, as well as the transfer of certain service lines to GHS. T-Com will not incur additional costs relating to employees transferred to Vivento in the future. For more information, see "—Group Headquarters and Shared Services."

        Personnel costs increased by 173 million, or 2.6%, to 6,856 million in 2003 from 6,683 million in 2002, primarily as a result of increases in accruals for employee severance payments in Germany and Croatia, increases in pension accruals due to changes in interest rates, as well as increases in wages and salaries, compared to the previous year. These increases were only partially offset by reductions in T-Com's headcount, by approximately 19,500 employees, of which approximately 13,000 were transferred to Vivento during 2003. For more information, see "—Group Headquarters and Shared Services."

Capital Expenditures

        T-Com's capital expenditures increased by 2.6% in 2004, compared to 2003. In Germany, T-Com intensified its capital spending on transmission platforms, UMTS licenses, access networks and, in particular, on ADSL technology. Investments in intangible assets and property, plant and equipment in the Central and Eastern European subsidiaries increased in 2004, compared to 2003, primarily due to the accelerated roll-out of the next generation network at Slovak Telecom. Capital spending at Matáv also increased, compared to the previous year, due to the substantial expansion of its ADSL network.

        Capital expenditures decreased by 29% in 2003, compared to 2002. This was mainly due to a reduction in expenditures related to the extension of T-Com's SDH transmission platform in 2002. Other factors included a slow down in the expansion of the fixed-line network and weak market conditions. In addition, an increase in capacity utilization of ISDN access lines, declining growth rates and minimized capital expenditure in the PSTN network led to a reduction in overall capital expenditures in 2003.

T-Mobile

        The following table presents selected financial information concerning T-Mobile:

	For the years ended December 31,
	2004	2003	2002	2004/2003		2003/2002
	(millions of €)			(% change)
Net revenues	24,088	21,572	18,339	11.7		17.6
Inter-segment revenues	907	1,206	1,396	(24.8)		(13.6)
Total revenues	24,995	22,778	19,735	9.7		15.4
Income (loss) before taxes	4,636	831	(23,754)	n	.m.	n	.m.

n.m.—not meaningful

  Net Revenues

        The net revenues from our T-Mobile division, which consist of revenues from customers outside of the Deutsche Telekom group, increased by EUR 2,516 million, or 11.7%, to EUR 24,088 million in 2004, from EUR 21,572 million in 2003. The dominant factor in the revenue development of the T-Mobile group in 2004 was the continued growth in the number of customers.

        The aggregate number of T-Mobile customers increased by 13.3%, from 61.1 million in 2003, to 69.2 million in 2004 (including 3.6 million Virgin Mobile customers in 2003 and 5.0 million in 2004). This increase was mainly a result of strong customer growth in the United States, and to a lesser extent, customer growth in Europe.

        Net revenues increased by EUR 3,233 million, or 17.6%, to EUR 21,572 million in 2003, from EUR 18,339 million in 2002. This increase in revenues was primarily driven by the growth in the number of customers, particularly at T-Mobile USA. Additionally, net revenues were affected by the full-year consolidation in 2003 of T-Mobile Netherlands, which had contributed to net revenues for only three months in 2002.

        In Germany, the United Kingdom, Austria, the Czech Republic and the Netherlands, the rate of mobile telephone penetration is quite high. As a result, T-Mobile expects that the growth in the number of T-Mobile customers in these markets will be significantly lower than in past years, and the focus of competition will continue to shift from customer acquisition to customer retention, and to increasing average revenues per user ("ARPU") by stimulating demand for voice usage and new data products and services, which T-Mobile expects will have a positive impact on net revenues.

  Total Revenues

        Total revenues include both net revenues from external customers and revenues from other divisions within the Deutsche Telekom group. The most significant component of inter-segment revenues relates to revenues received from our T-Com division, for terminating calls on our mobile network in Germany that originated from T-Com's fixed-line network in Germany.

        Revenues from mobile termination fees are primarily generated in our European operations. Revenues from European mobile termination fees were approximately 11% of total revenues in 2004 (approximately 12% of total revenues in 2003). In 2004, in the Czech Republic and Germany, the regulatory authorities and mobile operators agreed to decrease mobile termination fees by 13% and 8%, respectively. Since this price reduction first became effective in Germany in December 2004, it has had only a minor impact on T-Mobile's total revenues in 2004. However, decreased mobile termination fees in the United Kingdom (a decrease of approximately 33%) in 2003 and the Netherlands in 2003 and 2004, required by the regulatory authorities in those countries, did negatively affect T-Mobile's total revenues in 2004. These decreased mobile termination fees will continue to have a negative impact on T-Mobile's total revenues in 2005. Moreover, the regulatory authorities in Germany and Austria have determined that mobile termination fees should decrease further. T-Mobile believes that mobile termination fees will decrease in its other markets as well in the future.

        The following table reflects the number of T-Mobile customers by subsidiary:

	As of December 31,
Subsidiary
	2004	2003	2002	2004/2003	2003/2002
	(customers in millions)			(% change)
T-Mobile Deutschland	27.5	26.3	24.6	4.6	6.9
T-Mobile UK(1)	15.7	13.6	12.4	15.4	9.7
T-Mobile USA	17.3	13.1	9.9	32.1	32.3
T-Mobile Austria	2.0	2.0	2.0	—	—
T-Mobile Czech Republic (formerly RadioMobil)	4.4	4.0	3.5	10.0	14.3
T-Mobile Netherlands (formerly Ben)(2)	2.3	2.0	1.4	15.0	42.9

Total(3)	69.2	61.0	53.8	13.3	13.4

(1)
Includes Virgin Mobile customers of 5.0 million in 2004, 3.6 million in 2003, and 2.4 million in 2002.

(2)
First consolidated September 30, 2002.

(3)
Percentages and total number of customers calculations based on actual figures.

        The figures above represent the total number of contract and prepaid customers at year-end for the periods presented. The customer counting methodologies employed differ in some respects between national markets, so that the figures in the table above may not be directly comparable with one another. For more information relating to how we calculate our customer data, see "Item 4. Information on the Company—Description of Business and Divisions—T-Mobile."

        T-Mobile expects that the number of customers in its European markets will not grow significantly in the future, as most of the mobile telecommunications markets in Europe are relatively mature and at or near saturation. T-Mobile expects that the number of its customers in the U.S. market will continue to increase, because that market has not yet reached saturation, although usage patterns may differ from those prevalent in Europe.

  Total Revenues by Geographic Area

        The following table reflects T-Mobile's total revenues by geographic area:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Germany(1)	8,704	8,479	7,801	2.7	8.7
United States(1)	9,366	7,416	6,138	26.3	20.8
United Kingdom(1)	4,344	4,303	3,997	1.0	7.7
Austria(1)	883	1,098	1,034	(19.6)	6.2
Czech Republic(1)	828	768	705	7.8	8.9
The Netherlands(1)(2)	1,046	861	162	21.5	n.m.
Other(1)	103	95	6	8.4	n.m.
Intra-segment revenues	(279)	(242)	(108)	15.3	n.m.

Total revenues	24,995	22,778	19,735	9.7	15.4

n.m.—not meaningful

(1)
These amounts relate to each mobile subsidiary's respective separate financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency), without taking into consideration consolidation effects at the division level or the group level, which consolidation effects are included under "Intra-segment revenues" in the table.

(2)
First consolidated September 30, 2002.

  Germany

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Total revenues	8,704	8,479	7,801	2.7	8.7
Less Terminal equipment	677	809	692	(16.3)	16.9
Less Other	437	325	227	34.5	43.2

Service revenues	7,590	7,345	6,882	3.3	6.7

        Through T-Mobile Deutschland, we offer mobile telecommunications services to individual and business customers in Germany. In 2004, the total revenues of T-Mobile Deutschland increased by EUR 225 million, or 2.7%, compared to 2003. This increase was primarily attributable to an increase in service revenues and other revenues. In 2003, the total revenues of T-Mobile Deutschland increased by EUR 678 million, or 8.7%, compared to 2002. This increase was primarily attributable to an increase in service revenues and sales of mobile devices (included in Terminal equipment revenues).

        Service revenues increased by EUR 245 million, or 3.3%, to EUR 7,590 million in 2004, compared to EUR 7,345 million in 2003. This increase was primarily attributable to both non-voice and voice revenues, as a result of having a larger customer base. Non-voice revenues increased by EUR 92 million to EUR 1,327 in 2004, compared to EUR 1,235 million in 2003. Voice revenues increased by EUR 153 million to EUR 6,263 million in 2004, compared to EUR 6,110 million in 2003.

        In 2003, service revenues increased by EUR 463 million, or 6.7%, compared to 2002. This increase was again attributable to increases in both non-voice and voice revenues, as a result of having a larger customer base.

        Revenues from sales of mobile devices decreased by EUR 132 million to EUR 677 million in 2004, compared to EUR 809 million in 2003, due to a lower total number of gross customer additions (gross adds) and a lower share of contract gross adds. Revenues from sales of mobile devices increased by EUR 117 million to EUR 809 million in 2003, compared to EUR 692 million in 2002, due to an increase in mobile devicess sold to dealers and higher-priced mobile devices with enhanced functionalities, such as MMS.

        Other revenues mainly consist of "visitor revenues" (revenues generated from payments made by foreign mobile operators for the use by their customers of T-Mobile's network), MVNO revenues, activation revenues and disconnection fees. MVNO revenues are generated from O2 traffic being routed through the T-Mobile Deutschland network. MVNO revenues accounted for approximately 47% of the total other revenues in 2004, compared to approximately 25% in 2003. For information relating to an EC proceeding regarding visitor revenues, please see "Item 8. Financial Information—Litigation."

        Other revenues increased by EUR 112 million to EUR 437 million in 2004, compared to 2003, primarily as a result of higher MVNO revenues caused, in part, by an increase in O2's customer base. Other revenues increased by EUR 98 million to EUR 325 million in 2003, compared to 2002, primarily as a result of higher visitor revenues and higher MVNO revenues caused, in part, by an increase in O2's customer base.

  United States

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Total revenues	9,366	7,416	6,138	26.3	20.8
less Terminal equipment	1,285	958	819	34.1	17.0
less Other	519	480	468	8.1	2.6

Service revenues	7,562	5,978	4,851	26.5	23.2

        Total revenues increased by EUR 1,950 million, or 26.3%, to EUR 9,366 million in 2004, compared to EUR 7,416 million in 2003. The increase in total revenues resulted primarily from an increase in service revenues, due to an increase in the customer base and, to a lesser extent, from an increase in sales of mobile devices. Total revenues increased by EUR 1,278 million, or 20.8%, to EUR 7,416 million in 2003, compared to EUR 6,138 million in 2002, primarily due to an increase in the overall customer base in 2003. Expressed in local currency, the total revenue increase was higher on a percentage basis before currency translation effects, as described in "Notes to the Consolidated Financial Statements—Summary of Accounting Policies."

        Service revenues increased by EUR 1,584 million, or 26.5%, to EUR 7,562 million in 2004, compared to EUR 5,978 million in 2003, primarily due to an increase in customers. As a part of service revenues, non-voice revenues increased by EUR 236 million, or 146.6%, to EUR 397 million in 2004, compared to EUR 161 million in 2003, due to increased customer acceptance of these services. Service revenues increased EUR 1,127 million, or 23.2%, to EUR 5,978 million in 2003, compared to EUR 4,851 million in 2002, mainly as a result of an increase in customers. As a part of service revenues, non-voice revenues increased by EUR 106 million, or 189.8%, to EUR 161 million in 2003, compared to EUR 55 million in 2002, due to increased numbers of customers and higher customer acceptance of these services.

        Revenues from sales of mobile devices increased by EUR 327 million to EUR 1,285 million in 2004, compared to EUR 958 million in 2003, mainly due to an increase in gross adds of 28.6%. Revenues from sales of mobile devices increased by EUR 139 million to EUR 958 million in 2003, compared to EUR 819 million in 2002, primarily as a result of a 10.5% growth in gross adds.

        Other revenues mainly include visitor revenues and activation revenues. Other revenues increased to EUR 519 million in 2004, from EUR 480 million in 2003, mainly as a result of increased visitor revenues. Other revenues increased to EUR 480 million in 2003, compared to EUR 468 million in 2002, primarily due an increase in customer activation revenues.

        We expect further customer and revenue growth at T-Mobile USA. However, revenue growth in local currency may be offset by negative effects from unfavorable exchange rate developments between the euro and U.S. dollar.

  United Kingdom

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Total revenues	4,344	4,303	3,997	1.0	7.7
less Terminal equipment	403	422	429	(4.5)	(1.6)
less Other	229	430	332	(46.7)	29.5

Service revenues	3,712	3,451	3,236	7.6	6.6

        Total revenues increased by EUR 41 million, or 1.0%, to EUR 4,344 million in 2004, compared to EUR 4,303 million in 2003, primarily due to an increase in customers and service revenues. This increase was offset, in part, by lower other revenues. Expressed in local currency, total revenues decreased slightly in 2004, compared to 2003. Total revenues in 2003 increased by EUR 306 million, or 7.7%, to EUR 4,303 million, compared to EUR 3,997 million in 2002, primarily due to an increase in customers.

        Service revenues increased by EUR 261 million, or 7.6%, to EUR 3,712 million in 2004, compared to EUR 3,451 million in 2003. This increase was primarily attributable to increases in both non-voice and voice revenues, as a result of having a larger customer base. This increase was partly offset by a decrease in mobile termination fees, as imposed by the U.K. telecommunications regulator, Ofcom. For more information, see "Item 4. Information on the Company—Regulation." Service revenues increased by EUR 215 million, or 6.6%, to EUR 3,451 million in 2003, compared to EUR 3,236 million in 2002, primarily due to an increase in customers.

        Revenues from sales of mobile devices decreased slightly in 2004, compared to 2003, mainly due to higher sales discounts in 2004. Revenues from sales of mobile devices decreased in 2003, compared to 2002, mainly due to lower gross adds.

        Other revenues increased from 2002 to 2003, primarily due to customer growth associated with the Virgin Mobile joint venture. However, such revenues did not continue to grow in 2004, because T-Mobile UK sold its stake in Virgin Mobile at the end of January 2004, and because T-Mobile UK and Virgin Mobile renegotiated both their shareholder and service agreements in 2004. The new service agreement significantly decreased T-Mobile UK's inbound revenues from the joint venture, which are now being passed directly to Virgin Mobile. However, at the same time, T-Mobile UK's marketing contribution payment to Virgin Mobile was agreed to be phased out, which had a positive effect on the overall results of T-Mobile UK. Virgin Mobile currently pays an MVNO fee for using T-Mobile UK's network.

  Austria

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Total revenues	883	1,098	1,034	(19.6)	6.2
less Terminal equipment	42	70	70	(40.0)	—
less Other	110	275	238	(60.0)	15.5

Service revenues	731	753	726	(2.9)	3.7

        Total revenues decreased by EUR 215 million, or 19.6%, to EUR 883 million in 2004, from EUR 1,098 million in 2003. This decrease was due to decreases in service revenues and other revenues and, to a lesser extent, in sales of mobile devices. Total revenues increased by EUR 64 million, or 6.2%, to EUR 1,098 million in 2003, from EUR 1,034 million in 2002. This increase was due to increases in service revenues and other revenues.

        Service revenues decreased by EUR 22 million, or 2.9%, to EUR 731 million in 2004, from EUR 753 million in 2003. This decrease was primarily due to decreasing tariffs in a competitive environment. Service revenues increased by EUR 27 million to EUR 753 million in 2003. This increase was mainly due to higher usage.

        Revenues from sales of mobile devices decreased by EUR 28 million in 2004, to EUR 42 million, compared to EUR 70 million in 2003, due to higher discounts. Revenues from sales of mobile devices remained stable at EUR 70 million in 2003, compared to 2002.

        Other revenues decreased by EUR 165 million, or 60.0%, in 2004, to EUR 110 million, compared to EUR 275 million in 2003, due to the January 2004 disposal of Niedermeyer GmbH, an Austrian electronics retail chain that had been owned by T-Mobile Austria. Prior to 2004, other revenues had been substantially derived from revenues received from the sale of non-telecommunications products and services sold through Niedermeyer. In 2004, other revenues primarily consisted of visitor revenues and activation fees. Visitor revenues were EUR 86 million in 2004. In 2003, other revenues consisted of EUR 153 million from Niedermeyer and visitor revenues of EUR 85 million.

  Czech Republic

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Total revenues	828	768	705	7.8	8.9
less Terminal equipment	32	29	30	10.3	(3.3)
less Other	74	65	74	13.8	(12.2)

Service revenues	722	674	601	7.1	12.1

        Total revenues increased by EUR 60 million, or 7.8%, to EUR 828 million in 2004, compared to EUR 768 million in 2003. In local currency, total revenues also increased. The development of the Czech koruna relative to the euro had a minor positive currency translation effect. The increase in total revenues was mainly related to an increase in service revenues as a result of having a larger customer base, which increased by 10.0%, from 4.0 million in 2003, to 4.4 million customers in 2004. Total revenues increased by EUR 63 million, or 8.9%, to EUR 768 million in 2003, compared to EUR 705 million in 2002, also due to an increase in service revenues as a result of a significant increase in customer base, from 3.5 million at the end of 2002, to 4.0 million, or 14.3%, at the end of 2003.

        Service revenues increased by EUR 48 million to EUR 722 million in 2004. This increase was mainly a result of a larger customer base. Service revenues increased by EUR 73 million to EUR 674 million in 2003, from EUR 601 million in 2002. This increase was due to a larger customer base.

        Other revenues mainly include visitor revenues and activation revenues. The increase in other revenues in 2004, compared to 2003, was primarily due to higher visitor revenues. The decrease in other revenues in 2003, compared to 2002, was primarily due to lower activation revenues, which were partly offset by increased visitor revenues.

  The Netherlands

	For the years ended December 31,
	2004	2003	2002(1)	2004/2003	2003/2002
	(millions of €)			(% change)
Total revenues	1,046	861	162	21.5	n.m.
less Terminal equipment	47	42	7	11.9	n.m.
less Other	79	60	13	31.7	n.m.

Service revenues	920	759	142	21.2	n.m.

n.m.—not meaningful

(1)
First consolidated September 30, 2002.

        Total revenues, service revenues, revenues from sales of mobile devices and other revenues increased from 2003 to 2004, primarily as a result of an increase in the number of customers. Customers increased to 2.3 million at the end of 2004, from 2.0 million at the end of 2003. Other revenues mainly include visitor revenues and customer activation revenues. Because T-Mobile Netherlands' results were not consolidated until September 30, 2002, results for 2002 are not comparable to subsequent periods and are, therefore, not meaningful.

  Average Revenue Per User by Geographic Area

        The following discussion provides additional revenue information by geographic area with respect to ARPU. We use ARPU to measure the average monthly service revenues on a per-customer basis. We believe that ARPU provides management with useful information concerning usage and acceptance of our product and service offerings and an indicator of our ability to attract and retain high-value customers. We calculate ARPU as: services revenues generated by customers (revenues for originating and terminating voice calls and data revenues), including our customers' roaming revenues and monthly subscription fees, divided by our average number of customers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activation revenues, because these do not represent ongoing customer revenue streams, and revenues from visitor roaming, MVNOs and other revenues, because these are not generated directly by our customers. Non-GAAP financial measures, such as that used in the ARPU discussions below, are not prepared in accordance with German GAAP or U.S. GAAP and are neither uniformly defined nor utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures disclosed by other companies. Non-GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under German GAAP or U.S. GAAP. For a more detailed breakdown of our customers by geographic area, see "Item 4. Information on the Company—Description of Business and Divisions—T-Mobile." The calculations of ARPU numbers below are based on actual figures. Differences in calculating ARPU using the service revenues and average customer numbers below may be a result of rounding.

  Germany

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €, except where noted)			(% change)
Total revenues	8,704	8,479	7,801	2.7	8.7
thereof service revenues	7,590	7,345	6,882	3.3	6.7
Average customers (in millions)	27.0	25.3	23.5	6.7	7.7
ARPU/month (in euro)(1)	23	24	24	(4.2)	—

(1)
For comparative purposes, monthly ARPU using total revenues for the twelve-month period ended December 31, 2004, was EUR 27, and EUR 28 for each of the twelve-month periods ended December 31, 2003, and 2002.

        ARPU per month decreased by EUR 0.76 in 2004, compared to 2003, based on actual figures. This decrease was due to a lower usage per customer, together with lower average prices per minute for outgoing calls. In 2004, the proportion of contract customers in the total customer base grew, which partly offset the decline in ARPU.

        The ARPU per month decreased by EUR 0.20 in 2003, compared to 2002. This decrease was due to a lower usage per customer for both the prepay customer base and the contract customer base. In 2003, the positive effects from the growth of the contract customers' share of the total customer base was partly offset by the decline in the average usage per customer.

  United States

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €, except where noted)			(% change)
Total revenues	9,366	7,416	6,138	26.3	20.8
thereof service revenues	7,562	5,978	4,851	26.5	23.2
Average customers (in millions)	15.3	11.5	8.2	33.0	40.2
ARPU/month (in euro)(1)	41	44	49	(6.8)	(10.2)

(1)
For comparative purposes, monthly ARPU using total revenues for the twelve months ended December 31, 2004, 2003 and 2002, were EUR 51, EUR 54 and EUR 62, respectively.

        ARPU per month decreased to EUR 41 in 2004, compared to EUR 44 in 2003, due to changes in local currency exchange rates. In local currency ARPU per month increased slightly, mainly due to regulatory fees and gross booking of USF (Universal Service Fees). For more information, see "Item 4. Information on the Company—Regulation—International Mobile Regulation—USA: T-Mobile USA." The positive affect on ARPU attributable to both fees was less than EUR 1.50 in 2004. ARPU in local currency was positively affected by an increased usage of data and short message services.

        ARPU per month decreased to EUR 44 in 2003, compared to EUR 49 in 2002, primarily due to changes in local currency exchange rates. In local currency ARPU per month increased slightly, primarily as a result of an increase in the proportion of contract customers in the overall customer base. Additionally, the increase in ARPU per month in local currency also reflects contract customer migration to higher-priced rate plans and increased usage of data and short message services by contract customers, and higher usage by prepay customers.

  United Kingdom

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €, except where noted)			(% change)
Total revenues	4,344	4,303	3,997	1.0	7.7
Thereof Service revenues(1)	3,712	3,451	3,236	7.6	6.6
Average customers (in millions) (2)	10.5	9.6	9.4	9.4	2.1
ARPU/month (in euro)(2)(3)	29	30	29	(3.3)	3.4

(1)
Does not include revenues earned from Virgin Mobile customers, which revenues are not included in the ARPU calculation.

(2)
Does not include Virgin Mobile customers for purposes of ARPU calculation.

(3)
For comparative purposes, monthly ARPU using total revenues for the twelve-month periods ended December 31, 2004, 2003 and 2002, were EUR 34, EUR 37 and EUR 35, respectively.

        ARPU per month decreased to EUR 29 in 2004, compared to EUR 30 in 2003, mainly due to a decrease in mobile termination fees mandated by Ofcom, and a decrease in voice usage per customer, which was primarily driven by lower usage in the prepay segment.

        ARPU per month increased to EUR 30 in 2003, compared to EUR 29 in 2002, due to a higher proportion of contract customers in the total customer base, and an increase in usage per customer. Compared to ARPU measured in euro, ARPU per month in local currency increased at a higher rate in 2003, compared to 2002, due to changes in local currency exchange rates. The increase in service revenues was offset, in part, by a decrease in mobile termination fees mandated by Ofcom.

  Austria

	For the years ended December 31,
	2004	2003	2002(1)	2004/2003	2003/2002
	(millions of €, except where noted)			(% change)
Total revenues	883	1,098	1,034	(19.6)	6.2
Thereof Service revenues	731	753	726	(2.9)	3.7
Average customers (in millions)	2.0	2.0	2.0	—	—
ARPU/month (in euro)(1)	30	31	30	(3.2)	3.3

(1)
For comparative purposes, monthly ARPU using total revenues for the twelve-month periods ended December 31, 2004, 2003 and 2002, were EUR 37, EUR 46 and EUR 43, respectively.

        ARPU per month decreased to EUR 30 in 2004, from EUR 31 in 2003. This decrease was mainly due to decreasing tariffs in a competitive environment.

        ARPU per month increased to EUR 31 in 2003, from EUR 30 in 2002. This increase was mainly due to increasing usage and a relatively higher proportion of contract customers in 2003.

  Czech Republic

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €, except where noted)			(% change)
Total revenues	828	768	705	7.8	8.9
Thereof Service revenues	722	674	601	7.1	12.1
Average customers (in millions)	4.1	3.6	3.2	13.9	12.5
ARPU/month (in euro)(1)	15	15	16	—	(6.3)

(1)
For comparative purposes, monthly ARPU using total revenues for the twelve-month periods ended December 31, 2004, 2003 and 2002, were EUR 17, EUR 18 and EUR 18, respectively.

        ARPU per month remained constant at EUR 15 in 2004, compared to 2003. However, in local currency ARPU decreased by 4.4% in 2004. In local currency ARPU was negatively affected in 2004, primarily due to a decreases in mobile termination fees. This decrease was offset, in part, by an increase in data usage and by a higher proportion of contract customers, compared to prepay customers.

        ARPU per month decreased to EUR 15 in 2003, from EUR 16 in 2002, as a result of local currency exchange rates. In local currency, ARPU in 2003 was virtually the same as in 2002. ARPU was negatively affected in 2003, due to decreases in both the tariffs for, and volume of, terminating calls received from other operators. These decreases were offset by an increase in data usage, excluding SMS, and by an increase in the average monthly subscription fee per customer, due to a higher proportion of contract customers.

  The Netherlands

	For the years ended December 31,
	2004	2003	2002(1)	2004/2003	2003/2002
	(millions of €, except where noted)			(% change)
Total revenues	1.046	861	162	21.5	n.m.
Thereof Service revenues	920	759	142	21.2	n.m.
Average customers (in millions)	2.2	1.7	1.4	29.4	n.m.
ARPU/month (in euro)(2)	35	37	33	(5.4)	—

n.m.—not meaningful

(1)
First consolidated September 30, 2002.

(2)
For comparative purposes, monthly ARPU using total revenues for the twelve-month periods ended December 31, 2004, and 2003, and the three-month period ended December 31, 2002, were EUR 40, EUR 42 and EUR 39, respectively.

        ARPU per month decreased to EUR 35 in 2004, from EUR 37 in 2003. This decrease was primarily the result of decreasing tariffs, driven by high competition in the market as well as the regulatorily mandated lowering of mobile termination fees.

        ARPU per month increased to EUR 37 in 2003, from EUR 33 in 2002. This increase was primarily the result of an increase in the proportion of contract customers within the customer base, and an increase in usage per customer.

  Operating Expenses

        The following table provides information regarding components of operating expenses in our T-Mobile division:

	For the years ended December 31,
	2004		2003		2002		2004/2003	2003/2002
	(millions of €, except percentages)						(% change)
Cost of sales	13,591	56.7%	12,893	57.9%	24,009	56.0%	5.4	(46.3)
Selling costs	7,075	29.5%	6,689	30.0%	6,243	14.6%	5.8	7.1
General and administrative costs.	961	4.0%	1,004	4.5%	1,018	2.4%	(4.3)	(1.4)
Other operating expenses	2,352	9.8%	1,684	7.6%	11,586	27.0%	39.7	(85.5)

Total	23,979	100.0%	22,270	100.0%	42,856	100.0%	7.7	(48.0)

  Cost of Sales

        Cost of sales includes the purchase of goods, such as mobile devices and SIM cards, as well as the cost of services purchased, such as line rental, interconnection charges, international roaming charges, data processing charges, maintenance and other support services, and information technology services. Its main components include goods and services purchased, personnel costs, as well as depreciation and amortization of mobile telecommunications licenses and other tangible and intangible assets related to the network.

        Cost of sales increased by EUR 698 million, or 5.4%, in 2004, compared with 2003. This increase was almost exclusively attributable to T-Mobile USA, primarily as a result of an increase in goods and services purchased (EUR 711 million). This increase was mainly related to an increase in volume due to an increase in customers and, to a lesser extent, by the procurement of higher-priced mobile devices. Other contributors to the increase in cost of sales were increases in expenses for telecommunications services provided by third parties, including interconnection expenses, roaming and other expenses for telecommunications services.

        In 2003, cost of sales decreased by EUR 11,116 million, or 46.3%, compared to 2002. This was a direct result of the 2002 group-wide strategic review and the resulting non-scheduled amortization of FCC licenses by T-Mobile USA and T-Mobile UK's UMTS license in 2002. Amortization of mobile telecommunications licenses decreased by EUR 12,121 million in 2003, mainly because the non-scheduled amortization of such licenses in 2002 (EUR 11,549 million) was not repeated in 2003. As a result of the lower amortization basis, and the weaker U.S. dollar, scheduled amortization of mobile telecommunications licenses decreased by EUR 572 million, from EUR 1,733 million in 2002, to EUR 1,161 million in 2003. In contrast, goods and services purchased increased by EUR 1,001 million during the same period, partially as a result of the full-year consolidation of T-Mobile Netherlands, which accounted for EUR 321 million of the increase in 2003. In addition, goods and services purchased at T-Mobile USA increased by EUR 366 million in 2003, mainly due to an increase in the quantity of mobile devices sold and, to a lesser degree, to the procurement of higher-priced mobile devices. T-Mobile Deutschland contributed EUR 197 million to the increase in goods and services purchased in 2003, mainly due to a higher volume of purchases of mobile devices.

  Selling Costs

        Selling costs accounted for 29.5% of the T-Mobile division's total operating expenses in 2004. Selling costs include all expenses relating to sales, including, among other things, commissions paid to resellers and third-party distributors, call center and customer care expenses, marketing costs and billing services.

        Selling costs increased by EUR 386 million, or 5.8%, between 2003 and 2004. This increase was mainly attributable to T-Mobile USA, as a direct result of higher customer acquisition costs, increased advertising costs and higher customer bad debt expenses (due to the larger customer base). Selling costs also increased at T-Mobile Deutschland, mainly in the areas of marketing and billing services. These increases were partly offset by decreased selling costs at T-Mobile UK, primarily due to reduced commission rates.

        The EUR 446 million increase in selling costs from 2002 to 2003 was mainly attributable to a EUR 254 million increase in selling costs associated with the first full-year consolidation of T-Mobile Netherlands, compared to only three months of full consolidation in 2002. Additionally, EUR 207 million of the increase resulted from T-Mobile Deutschland, mainly driven by an increase in commissions. The increase in selling costs was offset, in part, by the currency translation effects relating to T-Mobile USA.

  General and Administrative Costs

        General and administrative costs include all costs allocated to core administrative functions that are not directly attributable to the cost of sales or selling activities, including, among other items, costs relating to accounting, finance, human resources, general management, communications, strategy and legal services.

        General and administrative costs decreased by EUR 43 million between 2003 and 2004. This decrease was primarily due to lower costs at T-Mobile USA, due to the weaker U.S. dollar and the reimbursement of property taxes, and at T-Mobile Austria, partly as a result of the deconsolidation of Niedermeyer.

        General and administrative costs decreased by EUR 14 million in 2003, compared to 2002, mainly as a result of the weaker U.S. dollar, offset, in part, by the full-year consolidation of T-Mobile Netherlands, which increased general and administrative costs by EUR 29 million.

  Other Operating Expenses

        The following table provides information regarding T-Mobile's other operating expenses:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Losses on disposition of non-current assets	51	26	34	96.2	(23.5)
Transfers to accruals	—	—	6	n.m.	n.m.
Foreign currency transaction losses	30	18	20	66.7	(10.0)
Amortization of goodwill	1,398	1,435	11,447	(2.6)	(87.5)
Other operating expenses	873	205	79	n.m.	159.5

Total	2,352	1,684	11,586	39.7	(85.5)

n.m.—not meaningful

        Other operating expenses increased by EUR 668 million in 2004, compared with 2003. This was mainly the result of the establishment of an accrual for contingent losses, relating to the dissolution of T-Mobile's joint venture with Cingular Wireless, in the amount of EUR 529 million. The most significant cost component within other operating expenses was goodwill amortization, which decreased slightly by EUR 37 million, or 2.6%, from 2003 to 2004, primarily as a result of exchange rate fluctuations. T-Mobile UK contributed EUR 650 million to goodwill amortization, or 46.5%, while T-Mobile USA contributed EUR 493 million, or 35.3%, of the total goodwill amortization in 2004. The remaining goodwill amortization for 2004 was attributable to T-Mobile Netherlands (EUR 113 million), T-Mobile Austria (EUR 90 million), T-Mobile Czech Republic (EUR 40 million), and others (EUR 12 million).

        Other operating expenses decreased to EUR 1,684 million in 2003, from EUR 11,586 million in 2002, primarily as a result of the non-recurrence of non-scheduled goodwill amortization in 2003. In addition, the lower basis for goodwill at T-Mobile USA after the 2002 non-scheduled amortization, along with the weaker U.S. dollar, contributed to the decrease in 2003. T-Mobile UK contributed EUR 638 million, or 44.5%, of total goodwill amortization in 2003, while T-Mobile USA contributed EUR 542 million, or 37.8%, of total goodwill amortization in 2003. At T-Mobile USA, goodwill amortization decreased by EUR 8,971 million, or 94.3%, mainly as a result of the non-recurrence of non-scheduled amortization, which amounted to EUR 8,288 million in 2002. The remaining goodwill amortization in 2003 was attributable to T-Mobile Netherlands (EUR 113 million), T-Mobile Austria (EUR 90 million), T-Mobile Czech Republic (EUR 40 million), and others (EUR 12 million).

        In 2002, other operating expenses were significantly affected by non-scheduled goodwill amortization at T-Mobile USA, as discussed above, and by non-scheduled goodwill amortization at T-Mobile Netherlands in the amount of EUR 958 million. These non-scheduled goodwill amortizations were a result of the group-wide strategic review in 2002. In this strategic review, a cash flow-based analysis of mobile communications licenses and goodwill was performed. The assumptions regarding mid- and long-term business development prospects were reassessed in light of changes in the current competitive conditions, future expectations of growth in the wireless communications industry, increased costs of capital and changes in the future availability of financing. Scheduled amortization of goodwill totalled EUR 2,186 million in 2002, with T-Mobile USA contributing EUR 1,225 million and T-Mobile UK contributing EUR 788 million of this amount.

  Other Operating Income

        The following table provides information regarding the other operating income of T-Mobile:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Reversal of accruals	87	141	59	(38.3)	139.0
Income from reversal of valuation adjustments (including asset-backed securities)	107	61	54	75.4	13.0
Cost reimbursements	277	371	381	(25.3)	(2.6)
Income from write-ups to non-current assets	2,448	—	—	n.m.	n.m.
Income from the disposal of noncurrent assets (including sales of investments)	979	359	8	n.m.	n.m.
Insurance compensation	6	17	8	(64.7)	112.5
Foreign currency translation gains.	28	35	30	(20.0)	16.7
Other income	462	234	259	97.4	(9.7)

Total	4,394	1,218	799	n.m.	52.4

n.m.—not meaningful

        Other operating income consists of a number of items, such as income from the disposal of non-current assets, cost reimbursements from Deutsche Telekom AG, reversal of accruals and foreign currency translation gains.

        Other operating income increased by EUR 3,176 million in 2004, compared with 2003. This increase was mainly the result of the EUR 2,448 million write-up in the carrying amount of U.S. mobile communications licenses (FCC licenses). In connection with the dissolution of T-Mobile's network joint venture with Cingular Wireless, T-Mobile was required to perform a review of the valuation of T-Mobile USA. As a result of that review, T-Mobile was required to write-up EUR 2,448 million relating to the value of the FCC licenses. In addition, T-Mobile sold a further 15.09% of its stake in the Russian mobile operator MTS, resulting in a EUR 941 million gain from the sale.

        The substantial increase in income from the disposal of non-current assets in 2003 related to the sale of part of T-Mobile's stake in MTS, which amounted to EUR 352 million. Other significant components were subsidies received from mobile devices suppliers and income from the reversal of accruals (especially the reversals of the accruals for service providers, property rationalization and "Universal Services").

  Financial Income (Expense), Net

        The following table presents information concerning the financial income (expense), net of our T-Mobile division:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Other income from investments	—	4	—	n.m.	n.m.
Expenses from the transfer of losses	(2)	—	—	n.m.	n.m.
Income (loss) from companies accounted for under the equity method	131	93	(355)	40.9	n.m.
Writedowns on financial assets and marketable securities	(20)	—	(72)	n.m.	n.m.

Income (loss) from financial activities	109	97	(427)	12.4	n.m.
Net interest expense	(883)	(992)	(1,005)	11.0	1.3

Total	(774)	(895)	(1,432)	13.5	37.5

n.m.—not meaningful

        Net financial expense in 2004 decreased to EUR 774 million, from EUR 895 million in 2003. This decrease was primarily attributable to income from financial activities of EUR 109 million in 2004, compared to EUR 97 million in 2003, and to an increase in income from companies accounted for under the equity method (EUR 131 million in 2004, compared to EUR 93 million in 2003). Income from companies accounted for under the equity method in 2004 was primarily derived from T-Mobile's equity stake in MTS (EUR 177 million) and PTC (EUR 106 million), offset, in part, by losses mainly related to T-Mobile USA's equity investment in the network joint venture with Cingular Wireless (EUR 127 million) and scheduled goodwill amortization at PTC (EUR 74 million). Net interest expense also decreased by 11.0% in 2004, compared to 2003, due to lower debt balances.

        Net financial expense in 2003 decreased to EUR 895 million, from EUR 1,432 million in 2002. This decrease was primarily attributable to income from financial activities of EUR 97 million in 2003, compared to a loss of EUR 427 million in 2002, and to income from companies accounted for under the equity method, which amounted to EUR 93 million in 2003, compared to a loss of EUR 355 million in 2002. The increase of EUR 448 million relating to companies accounted for under the equity method was primarily the result of the full-year consolidation of T-Mobile Netherlands in 2003. Additionally, income from companies accounted for under the equity method in 2003 included T-Mobile's equity stake in MTS (EUR 121 million) and PTC (EUR 84 million), offset, in part, by losses mainly related to T-Mobile USA's equity investment in the network joint venture with Cingular Wireless (EUR 84 million) and scheduled goodwill amortization at PTC (EUR 76 million). Net interest expense in the amount of EUR 992 million decreased by 1.3% in 2003, compared to 2002.

  Income (Loss) Before Taxes

        Income before taxes improved substantially from EUR 831 million in 2003 to EUR 4,636 million in 2004.

        This improvement was mainly due to an increase in other operating income, primarily as a result of the write-up of FCC licenses (EUR 2,448 million) and the EUR 941 million gain from the sale of a portion of T-Mobile's stake in MTS. The gain from the sale of T-Mobile's stake in Virgin Mobile (EUR 75 million) also added to the increase in 2004. In addition, total revenues increased from EUR 22,778 million to EUR 24,995, or 9.7%, while cost of sales only increased by EUR 698 million, or 5.4%. These positive factors were partly offset by an increase in selling costs in the amount of 386 million, or 5.8%, and an increase in other operating expenses in the amount of EUR 668 million, or 39.7%, mainly due to the establishment of an accrual for contingent losses in connection with the dissolution of the joint venture with Cingular Wireless, in the amount of EUR 529 million.

        In 2003, income before taxes improved from a loss of EUR 23,754 million in 2002, to a profit of EUR 831 million in 2003. This improvement was mainly due to the non-recurrence of non-scheduled amortization of licenses and goodwill, which affected 2002 in the amount of EUR 20,810 million. Additionally, total revenues increased from EUR 19,735 million to EUR 22,778 million, or 15.4%. Other contributing factors to 2003 income before taxes were an improvement in net financial expense in the amount of EUR 537 million, due to improved results from investments in companies accounted for under the equity method, an improvement in other operating expenses in the amount of EUR 9,902 million, mainly as a result of lower goodwill amortization, and an increase in other operating income, mainly as a result of a EUR 352 million gain from the sale of part of the stake in MTS.

T-Systems

        The following table presents selected financial information concerning T-Systems:

	For the years ended December 31,(1)
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Net revenues	7,238	7,184	6,895	0.8	4.2
Inter-segment revenues	3,299	3,430	3,594	(3.8)	(4.6)

Total revenues	10,537	10,614	10,489	(0.7)	1.2

Loss before taxes	(211)	(581)	(1,990)	63.7	70.8

(1)
To facilitate comparison, prior-year figures have been adjusted to reflect the revised reporting structure at T-Com and T-Systems. The Toll Collect joint venture, which was previsouly reported under T-Com, has been managed by and reported under the T-Systems segment since April 1, 2004. For more information, see "—Segment Analysis—Reclassifications."

  Net Revenues

        Net revenues (total revenues excluding inter-segment revenues) amounted to EUR 7,238 million in 2004, representing an increase of EUR 54 million, or 0.8%, compared to EUR 7,184 million in 2003. In 2003, certain T-Systems companies were deconsolidated, mainly T-Systems Siris SAS, T-Systems MultiLink SA and T-Systems CS AG. The deconsolidated companies contributed aggregate net revenues of approximately EUR 163 million in 2003 and no revenues in 2004.

        In 2004, IT Services' net revenues grew by 9.1%, mainly due to increased revenues from T-Systems' outsourcing business, its focus on its largest global customers and the successful implementation of the Focus Solutions strategy. TC Services' net revenues decreased by 5.5% in 2004, primarily due to the deconsolidation of companies in 2003.

        T-Systems' net revenues amounted to EUR 7,184 million in 2003, representing an increase of EUR 289 million, or 4.2%, compared to EUR 6,895 million in 2002, largely due to a change in T-Systems' business strategy in 2003. The increase of EUR 289 million was achieved despite the deconsolidation of certain T-Systems companies, mainly T-Systems Siris SAS, T-Systems MultiLink SA and TeleCash GmbH.

        In 2003, TC Services' net revenues grew by 15.8%, mainly due to higher revenues from external domestic and international network services, accompanied by revenue growth at ICSS. IT Services' net revenues decreased by 8.1% in 2003, primarily due to difficult general economic situation and intense price pressure in 2003.

        T-Systems plans to increase its current share of the integrated ICT market in Germany in particular. T-Systems believes that the IT services market has potential for future growth, with annual growth rates estimated at an average of 6%. T-Systems expects the telecommunications market to grow by approximately 3% per year. T-Systems' international key accounts in the IT business will be expanded through "big deals" and expanding its share of the ICT budgets of existing and potential customers. For large companies and small and medium-sized enterprises, the focus is on traditional telecommunications business and products. In this area, T-Systems intends to recover market share in the German market through efficient sales activities and new business initiatives.

  Total Revenues

        In addition to providing data processing, other information technology and services, such as the provision of computer center services, desktop services and application services to third parties, T-Systems is the primary provider of such services within Germany to the Deutsche Telekom group.

        Approximately 31.3% of T-Systems' total revenues in 2004 were attributable to inter-segment revenues, compared to 32.3% in 2003 and 34.3% in 2002. In 2004, approximately 17.1% of T-Systems' TC Services revenues, and approximately 42.7% of T-Systems' IT Services revenues, were from other segments within the Deutsche Telekom group. In 2003, approximately 18.3% of T-Systems' TC Services revenues, and approximately 45.0% of T-Systems' IT Services revenues, were from other segments within the Deutsche Telekom group.

        For the year ended December 31, 2004, T-Systems' total revenues decreased by EUR 77 million, or 0.7%, to EUR 10,537 million, compared to EUR 10,614 million in 2003. This decrease was due to a decrease in inter-segment revenues of EUR 131 million, or 3.8%, primarily from TC Services and Systems Integration, which was partially offset by an increase of EUR 26 million from Computing and Desktop Services. The deconsolidated companies contributed aggregate total revenues of approximately EUR 165 million in 2003 and no revenues in 2004.

        Inter-segment revenues amounted to EUR 3,299 million in 2004, compared to EUR 3,430 million in 2003. The continuing decreases in T-Systems' inter-segment revenues were affected by the ongoing group-wide cost-efficiency program, which resulted in reduced budgets for IT services at other divisions, reduced prices for IT services and a reduction in the number of desktops managed.

        For the year ended December 31, 2003, total revenues of T-Systems increased by EUR 125 million, or 1.2%, to EUR 10,614, compared to EUR 10,489 million in 2002. This increase was due to an increase of EUR 289 million in net revenues, offset by a decrease in inter-segment revenues in the amount of EUR 164 million, or 4.6%. The increase in total revenues of EUR 125 million was achieved despite the deconsolidation of certain T-Systems companies in 2003. The deconsolidated companies contributed total revenues of approximately EUR 165 million in 2003 and EUR 418 million in 2002. Inter-segment revenues amounted to EUR 3,430 million in 2003, compared to EUR 3,594 million in 2002. The decrease in inter-segment revenues was largely the result of our ongoing group-wide cost-efficiency program, which resulted in reduced budgets for IT services at other divisions and reduced prices for IT services. The price reductions were partially offset by increasing volumes in Computing Services.

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Total TC Services revenues	4,689	5,033	4,779	(6.8)	5.3
Total IT Services revenues
Systems Integration	1,807	1,833	1,918	(1.4)	(4.4)
Computing Services	2,671	2,427	2,366	10.1	2.6
Desktop Services	1,370	1,321	1,426	3.7	(7.4)
Total IT Services revenues	5,848	5,581	5,710	4.8	(2.3)

Total revenues	10,537	10,614	10,489	(0.7)	1.2

  TC Services

        For the year ended December 31, 2004, TC Services total revenues decreased by EUR 344 million, or 6.8%, to EUR 4,689 million, compared to EUR 5,033 million in 2003. This decrease was primarily due to lower revenues from ICSS. The decrease in ICSS revenues was mainly due to reduced revenues from T-Com and T-Mobile and to T-Systems' refocus on higher-margin contracts. The decreasing revenues from T-Com and T-Mobile were the result of competitive pressure on price and volume. Accordingly, voice traffic in 2004 decreased to approximately 13 billion minutes compared to 14.1 billion minutes in 2003. Revenues from external domestic network services remained relatively stable in 2004, compared to 2003. The deconsolidated companies contributed aggregate total revenues of approximately EUR 128 million in 2003 and no revenues in 2004.

        In 2004, inter-segment revenues, which accounted for 17.1% of TC Services total revenues, decreased by EUR 117 million, compared to 2003, primarily due to overcapacity, increased technical capacity and increasing competition, which resulted in price and volume declines. In addition, other price reductions, especially with respect to T-Com, resulted mainly from regulatory pricing decisions, which reduced T-Systems' pricing structure in a corresponding manner. For more information, see "Item 4. "Information on the Company—Regulation."

        For the year ended December 31, 2003, TC Services total revenues increased by EUR 254 million, or 5.3%, to EUR 5,033 million, compared to EUR 4,779 million in 2002. The increase of EUR 254 million was achieved despite the deconsolidation of T-Systems Siris SAS, T-Systems MultiLink SA and TeleCash GmbH, which contributed approximately EUR 128 million in 2003 and EUR 371 million in 2002. The increase in TC Services total revenues in 2003 was mainly due to higher revenues from external domestic and international network services, accompanied by revenue growth at ICSS, amounting to EUR 120 million, and MediaBroadcast, amounting to EUR 27 million. These higher revenues primarily resulted from increased sales activities as well as an intensified focus on the offering of TC services to globally active customers. Domestic TC Services revenues increased by EUR 162 million, or 5.1%.

        As a result of previous investments in international backbone capacities, ICSS was able to route approximately 8% more traffic over its own network, compensating for decreasing prices in the world market (14.1 billion minutes of voice traffic in 2003, compared to 13.0 billion minutes in 2002). Decreasing prices mainly resulted from increased technical capacity and increased competitive pressure.

        In 2003, inter-segment revenues accounted for 18.3% of TC Services total revenues and decreased by EUR 307 million, compared to 2002, primarily due to increased technical capacity resulting in price declines. In addition, other price reductions, especially with respect to T-Com, resulted mainly from regulatory pricing decisions. Additionally, the completion of the sale of the remaining cable businesses led to a reduction in inter-segment revenues of approximately EUR 27 million.

  IT Services

  Systems Integration

        Total revenues decreased by EUR 26 million, or 1.4%, to EUR 1,807 million, compared to EUR 1,833 million in 2003. This decrease primarily resulted from continuing downward price pressure within the Deutsche Telekom group, which was partially offset by increased external revenues. Inter-segment revenues accounted for approximately 44.9% of total Systems Integration revenues in 2004, compared to 46.5% in 2003. The increase in external revenues mainly resulted from new contracts with existing customers. Despite reduced staff, invoiced hours increased slightly, compared to 2003.

        In 2003, Systems Integration total revenues decreased by EUR 85 million, or 4.4%, to EUR 1,833 million, compared to EUR 1,918 million in 2002. This decrease primarily resulted from negative price pressures in contracting domestic and international markets. Despite reduced staff, invoiced hours remained nearly constant, compared to 2002. Inter-segment revenues accounted for approximately 46.5% of total Systems Integration revenues in 2003 and remained nearly constant compared to the previous year.

  Computing and Desktop Services

  Computing Services

        For the year ended December 31, 2004, Computing Services total revenues increased by EUR 244 million, or 10.1%, to EUR 2,671 million, compared to EUR 2,427 million in 2003. This increase was primarily the result of increasing external revenues. In 2004, approximately 57% of Computing Services' total revenues resulted from external revenues, compared to 55% in 2003. External revenues increased due to the addition of revenues from several new contracts. Inter-segment revenues increased by EUR 56 million, or 5.2%, to EUR 1,138 million in 2004, compared to EUR 1,082 million in 2003. Increased volumes within the Deutsche Telekom group were partially offset by pricing pressures.

        For the year ended December 31, 2003, Computing Services total revenues increased by EUR 61 million, or 2.6%, to EUR 2,427 million, compared to EUR 2,366 million in 2002. This increase was primarily a result of increased inter-segment revenues. In 2003, approximately 44.6% of Computing Services' total revenues resulted from inter-segment revenues. Inter-segment revenues increased by EUR 137 million, or 14.5%, in 2003, compared to EUR 183 million, or 16.2%, in 2002. Increased volumes within the Deutsche Telekom group were partially offset by pricing pressures. The increase in inter-segment revenues was mainly due to outsourcing agreements with non-domestic companies within the T-Mobile division, which were entered into during the second half of 2002.

  Desktop Services

        Total revenues increased by EUR 49 million, or 3.7%, to EUR 1,370 million, compared to EUR 1,321 million in 2003. Domestic revenues increased by EUR 64 million from 2003 to 2004, mainly as a result of increasing external revenues from the resale business. Revenues from the resale business increased by 10%, compared to 2003. Revenues from the provision of desktop-related services decreased by 6%, due to the reduced number of desktop workstations as a result of reduced investments in IT equipment by customers and in part reduced workforces.

        Inter-segment revenues accounted for approximately 39.8% of Desktop Services' total revenues in 2004, versus 43.5% in 2003. From 2003 to 2004, inter-segment revenues decreased due to the reduced number of desktops managed within the Deutsche Telekom group.

        In 2003, Desktop Services' total revenues decreased by EUR 105 million, or 7.4%, to EUR 1,321 million, compared to EUR 1,426 million in 2002. Total international revenues decreased by EUR 71 million, or 17.7%, to EUR 330 million, compared to EUR 401 million in 2002. A portion of this decrease resulted from the deconsolidation of Groupe Spring and Marketech, which contributed EUR 14 million to total revenues in 2002 and no revenues in 2003. Domestic revenues decreased by EUR 34 million from 2002 to 2003, mainly as a result of lower revenues from large customers, due to the difficult general economic situation. Revenues in the reselling business decreased, due to continuing low demand in the market, while revenues from services such as user helpdesk and support activities increased to 61% of Desktop Services' total domestic revenues in 2003, up from 58% in 2002.

        Inter-segment revenues accounted for approximately 43.5% of Desktop Services' total revenues in 2003 (EUR 575 million). From 2002 to 2003, inter-segment revenues increased slightly due to an increase in the number of desktops managed, which was offset by the effects of price reductions (approximately EUR 37 million).

  Operating Expenses

        The following table provides information regarding components of operating expenses of T-Systems:

	For the years ended December 31,
	2004		2003		2002		2004/2003	2003/2002
	(in millions of €, except percentages)
Cost of sales	8,631	76.2%	9,183	79.0%	9,529	73.0%	(6.0)%	(3.6)%
Selling costs	824	7.3%	671	5.8%	876	6.7%	22.8%	(23.4)%
Administrative costs	738	6.5%	751	6.5%	909	7.0%	(1.7)%	(17.4)%
Other operating expenses	1,128	10.0%	1,011	8.7%	1,741	13.3%	11.6%	(41.9)%

Total	11,321	100.0%	11,616	100.0%	13,055	100.0%	(2.5)%	(11.0)%

  Cost of Sales

        Cost of sales decreased in 2004 by EUR 552 million, or 6.0%, to EUR 8,631 million, compared to 2003. The decrease in cost of sales was primarily the result of reduced costs due to the focus on profitable data centers and in part due to the reduction in average staffing levels at T-Systems. Also, cost of sales decreased as a result of a reduction in the number of IT freelancers (i.e., independent contractors), due to increased internal capacity and due to the reclassification of workforce from cost of sales to selling costs. The deconsolidated companies contributed, in aggregate, to T-Systems' cost of sales approximately EUR 151 million in 2003 and nothing in 2004.

        Cost of sales decreased in 2003 by EUR 346 million, or 3.6%, to EUR 9,183 million, compared to 2002. The decrease in cost of sales was primarily attributable to lower depreciation costs in 2003, compared to 2002, resulting from the group-wide strategic review in 2002, which had led to non-scheduled asset writedowns in 2002 in the amount of EUR 181 million, and from the group-wide efficiency efforts, which included reduced investment and, therefore, investment-related depreciation. In addition, the reduction of average staffing levels for the year led to a further decrease in cost of sales. The decrease in cost of sales was partially offset by increased expenses for goods and services purchased, due to increased revenues in 2003. The cost of sales of the deconsolidated companies recorded by T-Systems was EUR 151 million in 2003 and EUR 481 million in 2002.

  Selling Costs

        Selling costs amounted to EUR 824 million in 2004, representing an increase of EUR 153 million, or 22.8%, compared to 2003. This was mainly the result of the reclassification of workforces from cost of sales to selling costs.

        Selling costs were EUR 671 million in 2003, which represented a decrease of EUR 205 million, or 23.4%, compared to 2002. This was primarly the result of staff reductions within T-Systems. The deconsolidation of companies also contributed to the decrease in selling costs. T-Systems' selling costs, attributable to the deconsolidated companies, were EUR 18 million in 2003 and EUR 117 million in 2002. In addition, this decrease was partially attributable to an increase of EUR 21 million in allowances for accounts receivable recorded in 2002 with respect to the insolvency of some domestic customers. The decrease in selling costs was partially offset by increased selling costs attributable to the establishment of international network sales organizations.

  Administrative Costs

        Administrative costs amounted to EUR 738 million in 2004, representing a decrease of EUR 13 million, or 1.7%, compared to 2003. Administratve costs relating to the deconsolidated companies amounted to approximately EUR 14 million in 2003 and nothing in 2004.

        Administrative costs amounted to EUR 751 million in 2003, representing a decrease of EUR 158 million, or 17.4%, compared to 2002. The decrease was mainly the result of the group-wide efficiency program, which covered all functional areas. In addition, the reduction of average staffing levels for the year led to a further decrease in cost of sales. The deconsolidation of companies also contributed to the decrease in administrative costs. The administrative costs of the deconsolidated companies recorded by T-Systems were EUR 14 million in 2003 and EUR 33 million in 2002.

  Other Operating Expenses

        Other operating expenses amounted to EUR 1,128 million in 2004, representing an increase of EUR 117 million, or 11.6%, compared to 2003. The increase in other operating expenses was mainly the result of increased costs for the transfer of personnel to Vivento in the amount of EUR 125 million (which amount includes EUR 79 million in current payments and EUR 53 million in anticipated costs for future payments beyond 2005), partially offset by decreased goodwill amortization expenses.

        Other operating expenses amounted to EUR 1,011 million in 2003, representing a decrease of EUR 730 million, or 41.9%, compared to 2002. This was mainly the result of lower goodwill amortization expenses in the amount of EUR 640 million, which related to the deconsolidated companies. The decrease was partially offset by higher amortization expenses in the amount of EUR 44 million, due to the full-year amortization with respect to the acquisition of the remaining shares of debis Systemhaus GmbH, which was merged into T-Systems International GmbH at the end of 2002. In addition, restructuring charges in 2002 were not repeated in 2003.

  Financial Expense (Income), Net

        Net financial expense in 2004 decreased by EUR 312 million, to EUR 174 million, compared to EUR 486 million in 2003. In 2004, a provision for losses relating to Toll Collect in the amount of EUR 148 million was recorded. Net financial expense decreased in 2004, partially because the loss recorded in 2003, relating to the equity investment in Toll Collect in the amount of EUR 442 million, was not repeated in 2004. This decrease was also due, in part, to positive cash flow in 2004, which resulted in improved net interest income in the amount of EUR 11 million.

        Net financial expense in 2003 increased by EUR 368 million, to EUR 486 million, compared to EUR 118 million in 2002. This increase was primarily the result of a loss from T-Systems' equity investment in Toll Collect, which was recorded in 2003.

  Loss Before Taxes

        T-Systems recorded a loss before taxes of approximately EUR 211 million in 2004, compared to a loss before taxes of EUR 581 million in 2003, which reflects T-Systems' efforts to reduce its operating expenses. This was mainly reflected in decreased cost of sales, relating to a reduction of average staffing levels, and in decreased net financial expenses, due to the loss recorded in 2003 relating to Toll Collect that was not repeated in 2004. These effects were partially offset by the decrease in other operating income because income from the sale of Telecash, recorded in 2003, was not repeated in 2004.

        T-Systems recorded a loss before taxes of approximately EUR 581 million in 2003, compared to a loss of EUR 1,990 million in 2002, which reflected a substantial year-on-year improvement. This was primarily the result of a decline in operating expenses across all cost areas. In addition, other operating income increased by EUR 214 million, or 31.0%, from 2002 to 2003, mainly due to the sale of non-core businesses and assets and, to a lesser extent, gains from foreign currency translations. This increase was partially offset by a loss in 2003 from T-Systems' equity investment in Toll Collect.

T-Online

        The following table presents selected financial information concerning our T-Online division:

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Net revenues	1,793	1,662	1,391	7.9	19.5
Inter-segment revenues	186	189	193	(1.6)	(2.1)
Total revenues	1,979	1,851	1,584	6.9	16.9
Income (loss) before taxes	73	104	(471)	(29.8)	n.m

n.m.—not meaningful

  Revenues

        The T-Online division generated total revenues of approximately EUR 1,979 million in fiscal 2004. This represents a year-on-year increase of 6.9%, or EUR 128 million (compared to 16.9% from 2002 to 2003). T-Online generates the majority of its revenues from subscription fees, usage fees, online advertising and business-to-business ("B2B") services.

        Subscription fees comprise fixed monthly payments under subscription plans. This revenue component generally includes all established consumer products, including all T-Online access plans that incorporate a basic charge. This revenue category also includes certain non-access components, including monthly subscription fees billed for products such as security packages, extra mailbox space and subscription content plans.

        Usage fees include all non-subscription products and are subject to greater volatility and seasonal variation than subscription fee revenues. Usage fees comprise per-minute or volume-based access tariff components and non-access products, such as video-on-demand, Musicload and all non-subscription revenues from e-commerce and paid content. This revenue category generally includes all new products initially made available on a pay-per-use basis.

        Online advertising and B2B services revenues consist of advertising and B2B revenues from hosting and security products (secureVPN), and from content management services for business clients operating traffic-intensive portals.

        The following table presents T-Online's revenues by geographic area. The new revenue structure adopted in 2004 and the consolidation adjustments set forth below result in limited comparability with the 2003 and 2002 information.

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Germany	1,760	1,682	1,446	4.6	16.3
Subscription fees	963	884	661	8.9	33.7
Usage fees	556	576	606	(3.5)	(5.0)
Online advertising and B2B	241	222	179	8.6	24.0
Portal advertising agreement with Deutsche Telekom	148	148	104	0.0	42.3
Other	93	74	75	25.7	(1.3)
Rest of Europe	232	171	140	35.7	22.1
Subscription fees	162	128	82	26.6	56.1
Usage fees	33	29	29	13.8	0.0
Online advertising and B2B	37	14	29	164.3	(51.7)
Consolidation	(13)	(2)	(2)	n.m.	n.m.
Total	1,979	1,851	1,584	6.9	16.9
Less inter-segment revenues	186	189	193	(1.6)	(2.1)
Net revenues	1,793	1,662	1,391	7.9	19.5

n.m.—not meaningful

        Total subscription fee revenues increased by 8.9% to EUR 963 million in 2004, compared to EUR 884 million in 2003. Total subscription fee revenues increased by EUR 223 million, or 33.7%, in 2003, compared to 2002. The increase for each period was primarily the result of T-Online's growth in its customer base largely as a result of its broadband strategy.

        As of December 31, 2004, T-Online had approximately 13.5 million customers, compared to 13.1 million at December 31, 2003, and 12.2 million at December 31, 2002. Customers in Germany increased 5.9% from 2003 to 2004, and 8.3% from 2002 to 2003. Customers in the Rest of Europe decreased by 11.9% from 2003 to 2004, and increased by 3.0% from 2002 to 2003. The net increase in customers was primarily a result of the growth in broadband access.

        Usage fee revenues decreased by 3.5% from 2003 to 2004, and by 5.0% from 2002 to 2003. The decrease in usage fee revenues for each period was primarily the result of the increasing trend of customers migrating to broadband subscription plans due, in part, to the attractive tariff and content packages offered.

        Online advertising and B2B revenues increased by 8.6% from 2003 to 2004, and by 24% from 2002 to 2003, primarily as a result of the increasing attractiveness and quality of broadband advertising for top brands like Masterfoods (M&Ms), Nivea, Postbank, Nintendo, Sony and Opel. In addition, the Scout24 acquisition had a positive effect for T-Online, generating EUR 84 million in advertising and B2B revenues in 2004.

        A substantial portion of T-Online's inter-segment revenues is generated pursuant to a portal advertising agreement between T-Online and Deutsche Telekom AG. Under that agreement, T-Online provides Internet-based links to the various Deutsche Telekom Web sites.

  Gross margin

        Gross margin (total revenues less cost of goods and services divided by total revenues) improved during 2004 to 65.2%, compared to 59.2% for fiscal 2003, and 48.8% for fiscal 2002. The relative increase in gross margin was a result of the decrease in goods and services purchased (telecommunications capacity acquired from Deutsche Telekom AG to provide customer access to the Internet).

  Operating Expenses

	For the years ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Cost of sales	968	1,053	1,068	(8.1)	(1.4)
thereof goods and services purchased	688	755	811	(8.9)	(6.9)
Selling costs	616	527	477	16.9	10.5
Administrative costs	114	89	90	28.1	(1.1)
Other operating income	58	77	75	(24.7)	2.7
Other operating expenses	375	355	358	5.6	(0.8)
Financial income (expense), net	109	200	(137)	(45.5)	n.m.
Income (loss) before taxes	73	104	(471)	(29.8)	n.m.

n.m.—not meaningful

  Cost of sales

        Cost of sales mainly includes goods and services purchased, which decreased from EUR 755 million in 2003 to EUR 688 million in 2004. The decrease was due to better utilization of capacity purchased from the T-Com division, and the increasing prevalence of fixed basic broadband rates. Moreover, attractive content and service offerings also added to the higher-capacity utilization of traffic. Goods and services purchased decreased from EUR 811 million in 2002 to EUR 755 million in 2003, primarily due to better utilization of the capacity purchased from T-Com.

  Selling costs

        Selling costs increased from EUR 477 million in 2002 to EUR 527 million in 2003, and to EUR 616 million in 2004, due to direct-marketing and marketing campaigns, including the "Three Times Zero Euro" campaign in August and September 2004, and the Christmas campaign that started in November 2004. These initiatives were all part of T-Online's broadband strategy, which was made up of various special offers providing attractive packages for new customers signing up for broadband Internet services in the latter half of 2004.

  Other operating income

        The decrease in other operating income in 2004 was due to the EUR 26 million gain from the sale of t-info, which was included in other operating income in 2003. The largest individual account within other operating income relates to the reversal of provisions (EUR 22 million in 2004, EUR 39 million in 2003 and EUR 33 million in 2002).

        The slight increase in 2003 was due to a gain of EUR 26 million resulting from the sale of T-Online's stake in t-info to DeTeMedien (included in the T-Com division). A similar gain of EUR 27 million was recorded in 2002 relating to the sale of T-Online's stake in T-Motion plc to T-Mobile International AG.

  Other operating expenses

        Other operating expenses mainly include the amortization of goodwill, which amounted to EUR 365 million in 2004, EUR 348 million in 2003 and EUR 349 million in 2002. The slight increase in 2004 was due to the consolidation of Scout24.

  Financial income (expense), net

        In 2004, net financial income of approximately EUR 109 million consisted of interest income in the amount of EUR 113 million and loss from equity investments of EUR 4 million. There were no write-ups or writedowns in carrying values during 2004.

        In 2003, T-Online recorded net financial income of approximately EUR 200 million, which was mainly attributable to the partial reversal of prior writedowns of the net carrying value of T-Online's investment in comdirect bank in the amount of EUR 96 million. Also in 2003, T-Online recorded interest income in the amount of EUR 111 million.

        In 2002, T-Online recorded net financial expense of approximately EUR 137 million, including a writedown of EUR 224 million against the carrying value of its investment in comdirect bank, offset in part by net interest income of EUR 128 million.

Group Headquarters and Shared Services

        The following table presents selected financial information concerning the Group Headquarters and Shared Services segment.

	For the year ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Net revenues	336	304	573	10.5	(46.9)
Inter-segment revenues	4,165	3,964	3,838	5.1	3.3

Total revenues	4,501	4,268	4,411	5.5	(3.2)

Loss before taxes	(3,792)	(4,071)	(4,690)	(6.9)	(13.2)

  Net Revenues

        Net revenues from Group Headquarters and Shared Services were EUR 336 million in 2004, an increase of approximately EUR 32 million, as compared to 2003. Most of the net revenues in 2004 were derived from real estate related services and, to a lesser extent, from debt collection services and fleet services. The increase in 2004 is primarily attributable to higher net revenues in fleet services due to an increase of vehicles sold, in addition to slight increases across all other units.

        Net revenues amounted to EUR 304 million in 2003, representing a decrease of approximately EUR 269 million as compared to 2002. The decrease is primarily attributable to lower real estate related revenues, in part due to the completion of a specific real estate development project and lower net revenues in billing and collection. Since January 1, 2003, net revenues for billing services generated with third party carriers formerly recorded in billing and collection were recorded at T-Com. This led to a corresponding increase of inter-segment revenues for billing and collection compared to 2002. Substantially all net revenues in 2003 were derived from real estate related services and debt collection services.

  Total Revenues

        Total revenues in 2004 amounted to EUR 4,501 million and were derived principally from real estate services (i.e., real estate management services provided to other divisions and affiliates) (EUR 3.3 billion), billing and collection services (EUR 1.0 billion), fleet services (EUR 0.2 billion) and Vivento (EUR 0.2 billion). Total revenues for 2004 increased by EUR 233 million compared to 2003. The increase is primarily attributable to revenues generated by the newly established Vivento call center business as well as VTS. For more information relating to Vivento, see "Item 4. Information on the Company—Description of Business and Divisions—Group Headquarters and Shared Services."

        Total revenues in 2003 amounted to EUR 4,268 million and were derived principally from real estate services (EUR 3.2 billion), billing and collection services (EUR 1.0 billion) and fleet services (EUR 0.2 billion). Total revenues in 2003 declined by EUR 143 million compared to 2002. The decrease is primarily a result of lower real estate related revenues and lower revenues for billing services, as cost savings were passed on to the divisions. Another factor contributing to the lower revenues relates to a specific real estate development project which generated most of its revenues in 2002. The decrease in total revenues in 2003 was offset, in part, by the increased revenues from fleet services and debt collection services. The increased revenues from fleet services were the result of organizational changes in 2002. DeTeFleetServices was formed on July 1, 2002 to provide cross-divisional vehicle fleet management services. Accordingly, no comparative data exists for this unit prior to that date.

  Loss Before Taxes

        Loss before taxes amounted to EUR 3,792 million in 2004, an improvement over the loss before taxes of EUR 4,071 million in 2003. This decrease in the loss before taxes was primarily due to lower net financial expenses. In 2004, net financial expense amounted to EUR 2,572 compared with net financial expense of 2,877 million in 2003. This improvement was primarily the result of the continued debt reduction in 2004 and the corresponding decline of interest expenses compared to 2003.

        Net gains in connection with sale of investments amounted to EUR 258 million in 2004, a slight increase, compared to the net gains on sales of EUR 245 million in 2003. Additionally, loss before taxes in 2003 was negatively affected by higher costs of EUR 261 million for pensions and civil servants health insurance, due to changed interest rates in 2003, compared to 2002. No such adjustments due to interest rate fluctuation were required in 2004.

        In 2004, real estate, billing and collection and fleet management services generated profits before taxes of EUR 0.6 billion, a decrease of EUR 0.2 billion, compared to EUR 0.8 billion in 2003. The decrease was attributable to lower gains in connection with the sale of real estate, because less real estate was sold, compared to the previous year. Furthermore, the real estate-related results in 2003 were positively affected by reversals of provisions. The results of billing and collection decreased as synergy effects and cost savings from previous years were passed on to the divisions.

        Loss before taxes in 2004 was also negatively influenced by the considerable increase of personnel and operating costs related to Vivento, as the average number of employees in Vivento increased by approximately 11,000 in 2004, compared to 2003. This increase in cost included a provision for a severance package program in 2004, which was offset, in part, by the revenues of the newly established business operations of Vivento, income from temporary employment and transfer payments of EUR 83 million in 2004 from the segments.

        The loss before taxes in 2004 was positively affected by lower costs for headquarter functions, supporting services and obligations, such as civil servant health insurance.

        In 2003, loss before taxes amounted to EUR 4,071 million, an improvement over the loss before taxes of EUR 4,690 million in 2002. This improvement resulted primarily from a reduction of net financial expenses in 2003 by EUR 726 million. The net financial expenses of EUR 3,603 million in 2002 were negatively affected by write-downs on an investment in France Télécom, as well as other marketable securities of approximately EUR 1.0 billion. These write-downs were not repeated in 2003.

        The loss before taxes in 2003 was also negatively affected by higher costs of EUR 261 million for pensions and civil servants health insurance, due to changed interest rates in 2003, compared to 2002, and lower net gains in connection with sales of investments. Net gains in 2003 amounted to EUR 245 million, a decrease of EUR 215 million compared to 2002.

        A further negative impact on the loss before taxes in 2003 was the considerable increase of personnel and operating costs related to Vivento as a result of the increased number of employees transferred to Vivento. These costs, together with a provision for a severance package program for 2003, were only partially offset by one-time transfer payments of EUR 131 million from T-Com in 2003 for employees who were transferred to Vivento.

        The loss in 2003 was positively influenced by higher profits before taxes generated by the real estate unit (relating to sales of real estate and real estate management services), billing and collection services and fleet management services. Lower costs for headquarter functions, supporting services and obligations, including communication and marketing activities, accounting and controlling and human resource management, were also a factor, as 2002 had been negatively affected by rebranding costs and costs that mainly related to credit risk discounts from the sale of receivables through the ABS program.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

        Generally, we centrally manage the liquidity and capital resources for each segment within our consolidated group. The tables and discussion included in this section present a summary of the significant financing and investing events and transactions that have affected our liquidity over the past three years and that may impact our future liquidity needs.

  Net Cash Provided by Operating Activities

        Net cash provided by operating activities in 2004 amounted to EUR 16.3 billion. This represented an increase of EUR 2.0 billion, or 14.0%, as compared with 2003. The increase was attributable to an increase in cash generated from operations of EUR 1.8 billion and a reduction in net interest payments of EUR 0.2 billion, due to a reduction in debt obligations.

        Net cash provided by operating activities in 2003 amounted to EUR 14.3 billion. This represented an increase of EUR 1.8 billion, or 14.4%, as compared with 2002. The increase was attributable to an increase in cash generated from operations of EUR 1.5 billion and a reduction in net interest payments of EUR 0.4 billion, due to a reduction in debt obligations.

  Net Cash Used for Investing Activities

        Net cash used for investing activities in 2004 amounted to EUR 4.3 billion, an increase of EUR 2.2 billion, or 108.3%, compared with 2003. This increase in cash used was due to an increase of EUR 0.8 billion in investments in property, plant, and equipment and in financial assets, including subsidiaries (in particular associated companies at T-Mobile USA, the acquisition of the Scout24 group, and the acquisition of EuroTel Bratislava), offset in part by a decrease in cash inflows mainly from divestitures of shares in fully consolidated companies and property, plant, and equipment. Additionally, net cash used for investing activities included a EUR 0.1 billion decrease in investments in intangible assets and a EUR 0.5 billion increase in cash inflows from the disposal of financial assets, as well as a EUR 0.5 billion rise in cash inflows from liquid assets with original maturities of more than three months.

        Net cash used for investing activities in 2003 amounted to EUR 2.1 billion, a decrease of EUR 8.0 billion, or 79.4%, when compared with 2002. The decrease primarily resulted from a EUR 6.3 billion reduction in acquisitions of consolidated companies, a EUR 1.6 billion reduction in cash outflows for investments in property, plant and equipment and a EUR 1.0 billion increase in cash inflows from disposals of non current assets (primarily relating to the sale of our remaining cable businesses, financial assets and real estate). In addition, there was a reduction in cash outflows due to the reduction of our acquisition activity in 2003 compared to 2002.

  Significant Investing Events

Year Ended 2004

Segment	Event	Amount(1)
		(billions of €)
T-Mobile	Sale of shares in MTS	1.3
GHS	Sale of shares in SES	0.6
T-Com	Reduction of cash and cash equivalents > 3 months	0.2
T-Online	Reduction of cash and cash equivalents > 3 months	0.2
GHS	Sale of current investments	0.1
T-Mobile	Investments in joint venture with Cingular	(0.5)
T-Systems	Investments in Toll Collect	(0.2)
T-Com	Acquisition of EuroTel Bratislava	(0.2)
T-Online	Acquisition of the Scout24 group	(0.2)
T-Com	Acquisition of Stonebridge	(0.1)

Year Ended 2003

Segment	Event	Amount(1)
		(billions of €)
GHS	Sale of real estate	0.8
T-Com	Sale of cable businesses	1.7
GHS	Sale of interest in Eutelsat	0.1
GHS	Sale of interest in TeleCash	0.1
T-Mobile	Sale of interest in MTS	0.5
GHS	Sale of interest in Celcom	0.1
GHS	Sale of interest in Globe Telecom	0.4
GHS	Sale of interest in Inmarsat	0.1
T-Mobile	Asset-backed securities transaction	0.5
GHS	Buyback of T-Online shares	(0.2)

Year Ended 2002

Segment	Event	Amount(1)
		(billions of €)
GHS	Sales of real estate	1.3
GHS	Sale of shares in T-Online International AG	0.7
T-Systems	Asset-backed securitization transaction	0.3
GHS	Sale of interest in Satelindo	0.3
GHS	Sale of interest in France Télécom	0.3
T-Mobile	Exercise of call option to acquire 51% of T-Mobile Netherlands (formerly Ben Nederland Holding B.V.)	(1.7)
T-Systems	Acquisition of remaining 49.9% of T-Systems ITS GmbH (formerly debis Systemhaus)	(4.7)

(1)
Represents gross amounts paid or received for entities acquired or sold excluding the effects of cash and cash equivalents held by the entity acquired or sold.

  Net Cash Used For Financing Activities

        Net cash used for financing activities amounted to EUR 12.7 billion in 2004, representing an increase of EUR 7.4 billion, or 142.1%, when compared with 2003. This is due primarily to an increase of EUR 3.8 billion in the net repayment of short-term debt and a EUR 5.7 billion reduction in the issuance of medium and long-term debt, offset, in part, by a reduction in repayment of medium and long-term debt of EUR 2.4 billion.

        Net cash used for financing activities amounted to EUR 5.2 billion in 2003, representing an increase of EUR 1.8 billion, or 52.9%, when compared with 2002. Net additions to our medium-term and long-term borrowings decreased by EUR 4.1 billion to EUR 4.1 billion in 2003, primarily due to the issuance of U.S. dollar and mandatorily convertible bonds in the aggregate amounts of USD 2.0 billion (EUR 1.6 billion) and EUR 2.3 billion, respectively, offset in part by the repurchase of bonds previously issued by T-Mobile USA with a principal amount of U.S. dollar 1.1 billion and the repayment of debt that was approaching maturity. The 2003 net decrease in short-term debt of EUR 9.2 billion represents a EUR 0.8 billion decrease, as compared with 2002. Net cash used for financial activities in 2003 and 2002 included dividend payments of EUR 0.1 billion and 1.6 billion for 2002 and 2001, respectively. The dividend payments in 2003 represented payments distributed to minority interest holders in our consolidated subsidiaries.

  Significant Financing Events

Year ended 2004 Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(13.0)
GHS	Issuance of medium and long-term debt	1.2
GHS	Repayments of medium and long-term debt	(0.5)
GHS	Payment of dividends to minority interest shareholders	(0.4)
Year ended 2003 Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(9.2)
GHS	Issuance of medium and long-term debt	7.0
GHS	Repayments of medium and long-term debt	(2.9)
GHS	Payment of dividends to minority interest shareholders	(0.1)
Year ended 2002 Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(10.0)
GHS	Issuances of medium and long-term debt	11.7
GHS	Repayments of medium and long-term debt	(3.5)
GHS	Payment of dividends to Deutsche Telekom AG shareholders	(1.6)

Capital Resources

        Our debt position on December 31, 2004, decreased to EUR 42.7 billion from the 2003 year-end level of EUR 55.4 billion due to the redemptions of bonds, medium-term notes and borrower's note loans at maturity in the aggregate amount of EUR 12.3 billion. Our debt position was also positively affected by changes in foreign currency exchange rates principally related to the ongoing weakening of the U.S. dollar against the euro (EUR 0.7 billion). For further information concerning the development of our debt and liquid assets, see notes (20) and (30) to our consolidated financial statements. At December 31, 2004, the Federal Republic was the guarantor of EUR 2.1 billion of our liabilities. For further details, see "Item 7. Major Shareholders and Related Party Transactions." For a discussion of funding and treasury policies, see note (30) to our consolidated financial statements and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

        In 2004, we decreased our liquid assets from EUR 9.1 billion in 2003 to EUR 8.1 billion primarily through cash used for the acquisition of shares in EuroTel Bratislava and other companies (EUR 0.5 billion), net decrease in short-, medium- and long-term debt (EUR 12.3 billion), investments in fixed assets (EUR 6.9 billion) and dividends paid to minority shareholders (EUR 0.4 billion). These cashflows were offset by cash generated from operations (EUR 16.3 billion), the cash inflow from the sale of some of our shares in MTS and SES GLOBAL S.A. (EUR 1.9 billion) and several minority interests (EUR 0.1 billion) and fixed assets disposals (EUR 0.6 billion). Our liquid assets are expected to be reduced during the first half of 2005 as a result of the redemption of bonds, medium-term notes and borrower's note loans amounting to an aggregate of EUR 5.0 billion.

        On January 19, 2005, Deutsche Telekom issued a euro bond worth a total EUR 3 billion through its Dutch financing subsidiary Deutsche Telekom International Finance B.V. The bond was issued in two tranches. One tranche with a volume of EUR 1.25 billion is due for repayment in five years and has a coupon of 3.25%. It was sold to investors at a spread of 0.33% above the interbank interest rate for the same period (mid-swap rate). A ten-year tranche with a volume of EUR 1.75 billion has a coupon of 4.00% and was issued at a spread of 0.52% above the mid-swap rate. The proceeds of the bond will help to maintain general liquidity.

        We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium term notes and commercial paper issued in various jurisdictions and in various currencies. Further sources of liquidity are committed credit facilities, consisting of bilateral credit agreements and syndicated loans. We believe that our existing liquid assets, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2005.

  Interest Step-Up Provisions and Credit Ratings

        In March 2002, Moody's Investors Service lowered its rating of our long term senior unsecured debt from A3 to Baa1, and further downgraded its rating to Baa3 in January 2003. In April 2002, Standard & Poor's lowered its rating of our long term senior unsecured debt from A- to BBB+. The changes in credit rating in 2002 triggered a step-up of 50 basis points with effect from the next interest payment dates after April 2002 for future interest payments on Deutsche Telekom bonds of approximately EUR 20.3 billion at December 31, 2004, denominated in various currencies. This step-up will result in an increase in our interest expense on these bonds of approximately EUR 0.1 billion in 2005. In the event of an upgrade to at least A- by Standard & Poor's and A3 by Moody's, our interest expense on our outstanding bonds would decrease accordingly.

        From May 2002 to April 2003, we issued bonds and medium-term notes with step-up provisions that would result in a 50 basis point increase in interest rates in the event of a lowering of our long-term senior unsecured debt ratings below Baa1 by Moody's and BBB+ by Standard & Poor's. The aggregate principal amounts were EUR 4.5 billion and USD 0.5 billion for the bonds and EUR 3.0 billion and GBP 1.0 billion for the medium-term notes. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 46.4 million per annum.

        On June 24, 2003, Moody's changed its outlook from stable to positive for our Baa3 long-term senior unsecured debt rating. On March 3, 2004, Moody's raised the rating to Baa2 with a positive outlook. Standard and Poor's placed the BBB+ long-term senior unsecured debt rating on CreditWatch with positive implications on March 10, 2004. On May 28, 2004 Standard & Poor's affirmed the BBB+ long-term senior unsecured debt rating and removed it from Creditwatch. On July 30, 2004, Moody's put the Baa2 senior long-term debt ratings under review for possible upgrade. On October 15, 2004, Moody's upgraded our long term debt rating to Baa1 with a stable outlook. On March 3, 2005, Standard & Poor's raised its long-term corporate credit rating for Deutsche Telekom AG to 'A-' from 'BBB+' with a stable outlook.

        On May 10, 2004, Fitch Ratings upgraded its long-term rating for Detsche Telekom AG to 'A-' from 'BBB+' with a stable outlook.

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

        Standard & Poor's: A

        Standard & Poor's has eleven generic long-term issuer credit ratings, ranging from AAA to SD or D. The A issuer rating is the third highest of the generic ratings. An obligor rated 'A' has STRONG capacity to meet its financial commitments, but is somewhat more subceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

        Standard & Poor's: BBB

        The BBB issuer rating is the fourth highest of the generic ratings. According to Standard & Poor's Ratings Handbook, an obligor rated 'BBB' has ADEQUATE capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

        Plus (+) or minus (-): the ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

        Fitch: A

        Fitch Ratings has twelve generic long-term ratings, ranging from AAA to D. The A rating is the third highest of the generic ratings. According to Fitch Ratings RatingsDeliveryService Overview, single 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than for higher ratings. "+" or "-" may be appended to a rating to denote relative status within the major rating categories. Such suffixes are not added to the 'AAA' long-term rating category or to categories below 'CCC.'

        A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

  Lines of Credit

        On December 31, 2004, we had committed credit facilities with banks totaling EUR 17.8 billion, as well as uncommitted credit facilities of EUR 0.1 billion. The credit facilities include two syndicated loan facilities: one having T-Mobile UK as borrower (the "T-Mobile UK loan facility") in the aggregate committed amount of GBP 2.8 billion (approximately EUR 3.9 billion) and one having Deutsche Telekom AG and its Dutch finance subsidiary, Deutsche Telekom International Finance B.V., as borrowers (the "DT loan facility"). The aggregate committed amount of the DT loan facility was EUR 9.0 billion on December 31, 2004. Under the T-Mobile UK loan facility, GBP 0.5 billion (approximately EUR 0.7 billion) in borrowings were outstanding on December 31, 2004. There were no borrowings outstanding under the DT loan facility.

        The tranches available under the DT loan facility expire at the following dates and in the following principal amounts:

Tranche Name	Maximum Amount	Maturity Date
Tranche A	EUR 5.0 billion	September 27, 2005
Tranche C	EUR 2.0 billion	October 1, 2005
Tranche D	EUR 2.0 billion	October 1, 2007

        Tranches available under the T-Mobile UK loan facility expire at the following dates and in the following principal amounts:

Tranche Name	Maximum Amount	Maturity Date
Tranche B	GBP 1.8 billion	October 1, 2005
Tranche C	GBP 1.0 billion	October 1, 2007

        Also included in our group's credit facilities are committed lines of credit through multiple bilateral unsecured credit agreements with various banks which are usually on a revolving basis. On December 31, 2004, we had committed lines of credit through these agreements totaling EUR 4.9 billion. The interest and commitment fees payable on these facilities are based upon the terms of each specific contract. Approximately EUR 0.3 billion in aggregate principal amount was outstanding under these agreements at December 31, 2004.

        Our bank loan agreements contain customary provisions relating to defaults and material adverse changes affecting Deutsche Telekom AG and/or the relevant borrower. As a result of these provisions, the non-payment of a significant amount of debt when due or the acceleration of due dates can result in all or part of our bank debt becoming due or make our committed lines of credit unavailable. Our syndicated loan facilities and, at December 31, 2004, EUR 1.2 billion of our bilateral credit agreements, contain a financial covenant that requires us to maintain a ratio of EBITDA to net interest payable, each as defined therein, of 3:1, tested for each twelve-month period ending in June and December of each year. EBITDA as defined for purposes of these covenants does not make reference to special effects and is calculated with reference to net interest payable, rather than to net financial income (expense). At December 31, 2004, we were in full compliance with these covenants. The covenants in our bank loan agreements also set conditions for permitted security interests, disposals and certain types of additional borrowings and guarantees.

Capital Expenditures and Investments

        The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the year ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Capital expenditures	6,128	6,031	7,625	1.6	(20.9)
Investments	1,291	648	6,973	99.2	(90.7)
Proceeds from sales of non-current assets and investments	(2,577)	(4,158)	(3,145)	38.0	(32.2)
Other	(524)	(448)	(1,413)	(17.0)	68.3

Net cash used for investing activities	4,318	2,073	10,040	108.3	(79.4)

  Capital Expenditures

        The following table provides information about our capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the year ended December 31,
	2004	2003	2002	2004/2003	2003/2002
	(millions of €)			(% change)
Intangible assets (excluding goodwill)	818	683	873	19.8	(21.8)
Fixed networks	2,019	2,267	3,435	(10.9)	(34.0)
Buildings	179	199	177	(10.1)	12.4
Other capital expenditures	3,112	2,882	3,140	8.0	(8.2)

Total capital expenditures	6,128	6,031	7,625	1.6	(20.9)

        Capital expenditures increased only slightly in 2004, primarily due to an increase (EUR 0.1 billion) in investments in intangible assets (excluding goodwill), including software licenses at T-Mobile, offset by a decrease in investments in fixed networks. Capital expenditures in 2004 relate mainly to transmission platform upgrades, the access network and especially T-DSL technology at T-Com, and the expansion of T-Mobile's mobile communications network.

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

        In 2005, we plan to invest between EUR 7.5 billion and EUR 8.0 billion in property, plant, and equipment and intangible assets (excluding goodwill) in accordance with our strategy of profitable growth. The largest investments will be for the Mobile Communications and Broadband/Fixed Network business areas. In Mobile Communications, we are focusing on expanding network capacity in the United States in anticipation of additional customer growth. The purchase of Cingular Wireless' GSM mobile communications networks in California and Nevada and additional spectrum are part of this planned capital expenditure. In Europe, investments will be made primarily to improve the quality of existing GSM networks and to further roll-out UMTS networks. In the Broadband/Fixed Network business area, we are planning to increase capital expenditure in the roll-out of the subscriber-line network, the expansion of DSL, and the upgrading of transmission paths.

  Investments

        Investments in subsidiaries, associated companies and other financial assets amounted to EUR 1.3 billion in 2004. The significant increase is primarily attributable to investments in associated companies at T-Mobile USA (EUR 0.5 billion) and the acquisition of the Scout24 group (EUR 0.2 billion).

        Investments in subsidiaries, associated companies and other financial assets amounted to EUR 0.6 billion in 2003, including the joint venture with Cingular Wireless and MTS. The significant decrease is primarily attributable to cash outflows for the acquisitions of T-System ITS GmbH (EUR 4.7 billion) and T-Mobile Netherlands (EUR 1.7 billion) in 2002. In addition, in 2002 our investments in associated and related companies and other financial assets amounted to EUR 0.6 billion and related primarily to the joint venture Bild.t-online.de and Cingular Wireless.

        In 2005, we plan to complete the merger of T-Online International AG with Deutsche Telekom AG. In February 2005, we concluded a voluntary tender offer and acquired an additional 14.09% of the outstanding shares of T-Online for approximately EUR 1.55 billion. As of March 11, 2005, we had acquired an additional 2.12% of T-Online shares, resulting in an aggregate of 90.14% of T-Online shares held by us. Under the merger agreement with T-Online, which has yet to be approved by the requisite shareholders' vote, T-Online will be merged into Deutsche Telekom. Upon effectiveness of the merger all assets and liabilities of T-Online will automatically pass to Deutsche Telekom. Upon completion of the merger, Deutsche Telekom intends, but is not required, to repurchase its own shares in order to avoid an increase in the number of outstanding Deutsche Telekom shares. For more information, see "—Management Overview."

  Contractual Obligations and Other Commitments

        At December 31, 2004, we had accrued contractual cash obligations totaling EUR 16,841 million and liabilities totaling EUR 52,410 million. In addition, we have other contractual obligations for payments to special pension funds, capital lease obligations, operating leases and purchase commitments.

  Contractual Cash Obligations

        The following table summarizes our long-term debt as well as our obligations and commitments to make future payments under contracts as of December 31, 2004:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Long-term debt
Bonds and debentures	39,592	7,555	10,832	5,393	15,812
Liabilities to banks	3,060	1,366	384	474	836

	42,652	8,921	11,216	5,867	16,648
Capital lease obligations	405	21	45	49	290
Other long-term debt	9,353	8,288	365	0	700

Total long-term debt	52,410	17,230	11,626	5,916	17,638

Present value of payments to special pension fund	8,200	900	1,623	1,395	4,282
Operating leases	12,153	1,733	2,939	2,371	5,110
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	2,804	2,428	369	7	0
Commitments arising from transactions not yet settled	505	397	12	3	93
Purchase commitments for interest in other companies	696	203	0	0	493
Other financial obligations	8	4	2	0	2

Total other contractual obligations	24,366	5,665	4,945	3,776	9,980

Total contractual obligations	76,776	22,895	16,571	9,692	27,618

        For more information regarding our long-term debt, see "—Capital Resources" and note (30) to the consolidated financial statements.

        The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company's special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof. Klaus Heubeck, amounted to EUR 8,200 million at December 31, 2004.

        Purchase commitments for interests in other companies relate mainly to Deutsche Telekom AG. The decrease in purchase commitments for interests in other companies from EUR 763 million in 2003 to EUR 696 million in 2004 is due to the completion of the acquisition of the Scout24 group (EUR 180 million in 2003). This was offset in part by T-Mobile Global Holding Nr. 2 GmbH's obligation to purchase further shares of CMobil B.V. in 2005.

        The increase in operating lease obligations under rental and lease agreements from EUR 11,737 million in 2003 to EUR 12,153 million in 2004 is mainly attributable to new and prolonged leases for real estate and radio towers. The majority of the lease obligations are attributable to Group Headquarters & Shared Services, T-Mobile and T-Systems. The amount of the obligations was reduced by exchange rate fluctuations, particularly involving the U.S. dollar.

        Purchase commitments for capital projects in progress are primarily attributable to Deutsche Telekom AG, T-Systems and T-Mobile. Most of Deutsche Telekom AG's purchase commitments are short-term. T-Systems has entered into commitments relating in particular to license agreements and software projects. T-Mobile's commitments are primarily for the purchase of network and UMTS equipment.

        The commitments arising from transactions not yet settled relate primarily to short-term purchase commitments at T-Mobile (EUR 374 million), in particular for mobile communications devices and accessories.

        We are a party to a number of lawsuits and other proceedings arising out of the general conduct of our business, including proceedings under laws and regulations related to environmental and other matters. Litigation accruals include the costs of litigation and any probable losses. We do not believe that any additional costs will have a material adverse effect on our net worth, financial position or results of operations.

  Guarantees and Commitments

        The following table summarizes liabilities arising from warranty agreements and guarantees as of December 31, 2004:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(millions of €)
Liabilities arising from warranty agreements	1,280	22	625	57	576
Guarantees	49	12	11	0	26

Total	1,329	34	636	57	602

        The decrease in liabilities arising from warranty agreements from EUR 2,199 million in 2003 to EUR 1,280 million in 2004 is due primarily to the discontinuation of loan collateral guarantees by Deutsche Telekom AG for T-Mobile. In addition, T-Mobile International AG's obligation under a QTE (Qualified Technology Equipment) lease decreased from EUR 768 million in 2003 to EUR 696 million in 2004 due to exchange rate effects.

  Toll Collect

        As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services and Cofiroute entered into an agreement dated September 2002 with the Federal Republic (represented by the German Federal Ministry of Transport, Building and Housing) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The partners are responsible for the development of the toll collection system which, has been built and operated by the joint venture Toll Collect GmbH (Toll Collect). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees.

        Pursuant to the operating agreement, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect (based on German GAAP) (the "Equity Maintenance Undertaking") until the operating agreement expires. As of December 31, 2004, Toll Collect had not yet generated any revenues and its net loss (calculated on the basis of U.S. GAAP) for the year ended December 31, 2004 was EUR 1,071 million. Toll Collect's current assets, current liabilities, non-current liabilities, and shareholders' equity for the year ended December 31, 2004 (calculated on the basis of U.S. GAAP), were EUR 77 million, EUR 458 million,

EUR 297 million, EUR 1,173 million, and EUR (934) million, respectively. We have guaranteed individual bank loans up to a maximum amount of EUR 0.6 billion.

        The start of operations, initially scheduled for August 31, 2003, commenced on January 1, 2005. On December 2, 2003, the partners paid, under protest, contractual penalties relating to such delay in the amount of EUR 250,000 per day until March 2, 2004, and EUR 500,000 per day thereafter until and including December 31, 2004. Following Toll Collect's accession to the operating agreement on December 14, 2004, the Federal Republic is able to request payment of penalties from either the partners or Toll Collect. Besides these penalties, relating to delay, we believe that further penalties or liability for fault are excluded in the operating agreement until the beginning of operations and acceptance thereof by the Federal Republic.

        On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collect project. On April 23, 2004, the members of the consortium and the Federal Republic entered into an Implementation Agreement, in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004, and in which the Federal Republic agreed not to exercise any rights of termination, which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29, 2004, including a revised phase-in period and new penalty provisions as previously reported. In addition, the joint and several guarantee by the consortium members that Toll Collect will duly perform its duties pursuant to the operating agreement, was modified to extend to one year beyond phase 2 commencement.

        The Toll Collect project has been divided into two phases: the first phase commenced on January 1, 2005 (phase 1), and the second is to commence no later than January 1, 2006 (phase 2). Phase 2 operation of the toll collection system will be as specified in the operating agreement. Phase 1 operation of the toll collection system employs certain modified components, which allow for slightly less than full technical performance in accordance with original specifications. The agreement provides that if the toll collection system is in stable operation, the one-year term of phase 1 may be extended by mutual agreement up to one year.

        During phase 1, the consortium is required to make available a sufficient number of on-board units (OBUs) to meet demand, with no fewer than 500,000 OBUs available at the commencement of phase 1. OBUs are devices installed in vehicles that allow for the collection by satellite of highway travel data. The consortium is also required to ensure the availability of necessary OBU installation facilities in Germany and abroad.

        During phase 1, the Federal Republic is to pay 95% of the remuneration provided for in the original operating agreement for what is now phase 2, if the net toll revenues received by the Federal Republic from the toll collection system in a given month do not fall short of the projected gross revenues by more than 20%. No remuneration will, however, become payable when and if, in any given month total revenues exceed EUR 83.4 million by no more than 20% of the projected toll collection system gross revenues.

        During phase 1, the liability of Toll Collect, or the consortium, for net toll shortfall is limited to EUR 1 billion per year, but no more than EUR 83.4 million per month. Contractual penalties due to reduced performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system, or recourse claims against the consortium or the project company in the case of third-party liability of the Federal Republic, will not be counted against the liability cap.

        In the event of major deviations from the project plan that endanger the realization of the project, the consortium and the Federal Republic are obligated to reach a good faith agreement on mutually beneficial, appropriate and reasonable measures to minimize the disadvantages for either party. In the event that the development of phase 2 technology has not been successfully completed by June 1, 2005, the Federal Republic may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement, which action would then, however, not suspend Toll Collect's obligations to continue development of the phase 2 system, nor the Federal Republic's obligation to use the system after successful completion.

        Following the end of the agreed phase 1 operational period, the provisions governing penalties for delay of operation and liabilities contained in the original agreement shall continue to apply (i.e., a maximum of EUR 500,000 per day for delay, and potential unlimited liability under general principles of German law in the operating stage of phase 2).

        Phase 2, thus, contemplates full operation of the Toll Collect project in accordance with the specifications set forth in the original agreement, provided, however, that certain dates and deadlines, including with respect to grounds for termination, have been modified to conform to the amended arrangement.

        Additionally, the consortium and the Federal Republic have agreed to waive rights to mediation proceedings before arbitration with respect to any claims of the Federal Republic for damages and penalties.

        On September 8, 2004, the Federal Republic provided us with notice that it had initiated arbitration proceedings and asserted claims for damages against the partners, DaimlerChrysler Services and Deutsche Telekom AG, and the consortium, through the joint venture partnership, Toll Collect GbR. The Federal Republic alleges various breaches of the operating agreement and breach of duties of care in connection with the negotiation and conclusion of the operating agreement. On this basis, the Federal Republic has alleged initial claims for damages relating to lost toll revenues in the aggregate amount of approximately EUR 3.56 billion, plus interest, contractual penalties (including penalties as a result of the members of the consortium allegedly not seeking the agreement of the Federal Republic before concluding certain subcontractor agreements) in the aggregate amount of approximately EUR 1.03 billion, plus interest. This amount also includes contractual penalties of approximately EUR 790 million relating to the allegation that the agreement of the Federal Republic of Germany was not sought before certain subcontractor agreements were entered into. The amount of the contractual penalties may rise as the Federal Republic is also claiming time-related contractual penalties. Further, the Federal Republic has demanded production of certain documents and compliance with other terms of the operating agreement. On October 7, 2004, we provided a reply to the claims of the Federal Republic indicating, among other things, that we consider the claims of the Federal Republic as presented in the arbitration notice to be unsustainable. We intend to contest the Federal Republic's claims vigorously.

        Although the outcome of arbitration proceedings is difficult to predict with certainty, we have not established a reserve with respect to damages and any additional contractual penalties claimed by the Federal Republic (except with respect to certain legal expenses relating to this proceeding), including with respect to claims relating to subcontractor agreements and delays in construction of infrastructure, as we believe the claims presented in the arbitration notice are unsustainable.

  Other Contingent Obligations

        In July 2000, we acquired a 51% equity interest in the state-owned Slovak Telecom, the leading full-service telecommunications service provider in Slovakia, for a purchase price of EUR 1 billion. Slovak Telecom offers local, long-distance and international telephone services, data communications services, telex and telegraph services, distribution and broadcast radio and television signals and mobile communications services via its majority-owned subsidiary, EuroTel Bratislava. As of December 23, 2004, Slovak Telecom took over the remaining stake in EuroTel Bratislava previously held by Slovak Telecom's co-shareholder. Pursuant to a Shareholders' Agreement with the Slovak Republic, dated July 2000, as amended in April 2003, we were obligated to cause Slovak Telecom to make additional investments in the development of its core business activities in the amount of at least EUR 1 billion by December 31, 2005, which obligation has been fulfilled. These additional investments include 51% of the capital expenditure of EuroTel Bratislava.

        On May 3, 1999, Western Wireless Corporation (referred to herein as Western Wireless), distributed its entire 80.1% interest in T-Mobile USA's (formerly VoiceStream) common shares to its stockholders. Prior to this "spin-off," Western Wireless obtained a favorable ruling from the IRS indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a "prohibited plan", that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA's stock. Acquisitions of 50% or more of T-Mobile USA's stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a "prohibited plan." T-Mobile USA has agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of such gain that Western Wireless would recognize would be equal to the difference between the fair market value of T-Mobile USA common shares at the time of the spin-off and Western Wireless' adjusted tax basis in such shares at the time. The estimated range of possible liability, not including interest and penalties, if any, is from zero to USD 400 million.

        T-Mobile USA has an ownership interest in Cook Inlet/VS GSM VII PCS Holdings, LLC, a joint venture which is managed and controlled by Cook Inlet Voice and Data Services, Inc. (Cook Inlet), which in turn is the sole member of Cook Inlet/VS GSM VII PCS, LLC (CIVS VII). CIVS VII participated in a recently concluded spectrum auction (Auction 58) conducted by the FCC for certain PCS 1900 MHz licenses. Bidding for approximately one-half of the auctioned licenses was restricted to entities with revenues and assets below certain established thresholds (Designated Entities), while the remaining licenses were open to all bidders. Although T-Mobile USA does not qualify as a Designated Entity, CIVS VII did so qualify and it bid on both restricted and non-restricted licenses in Auction 58. At the conclusion of Auction 58 on February 15, 2005, CIVS VII was high bidder for 36 licenses in various markets across the United States, including Minneapolis-St. Paul, MN; Seattle-Tacoma, WA; and Cleveland-Akron, OH, for a gross total of USD 255,515,000 (subject to a reduction of up to approximately USD 20 million in bidding credits, which bidding credits may be lost in whole or in part if control of such licenses is transferred before certain predetermined minimum holding periods). These licenses have yet to be granted by the FCC, pending standard FCC application and approval processes. Based on the aggregate of CIVS VII's high bids in Auction 58, if all licenses are granted, T-Mobile USA would hold approximately a 66% indirect equity interest in CIVS VII. Although Cook Inlet manages and controls CIVS VII, T-Mobile USA must consent to certain actions by the joint venture.

RECONCILING DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP

        Our results are reported under German GAAP and differ from our results when reconciled to U.S. GAAP, as summarized below. A more detailed discussion and quantification of significant differences between German GAAP and U.S. GAAP applicable to our consolidated financial statements may be found in notes (41) through (44) to our consolidated financial statements contained in this Annual Report. The differences between German GAAP and U.S. GAAP that have a significant impact on net income (loss) and shareholders' equity are summarized below. Other differences may arise in future years, resulting from new transactions or the adoption of new accounting standards.

Differences in Bases of Long-Lived Assets

  Adjustments to Valuation of Fixed Assets

        Under German GAAP, we previously recorded nonscheduled depreciation of fixed assets primarily relating to our real estate holdings. This nonscheduled depreciation was not required under U.S. GAAP for real estate classified as held and used. This resulted in a difference in the carrying basis of land and buildings between U.S. GAAP and German GAAP. This basis difference has been reversing, mainly due to higher depreciation expense recorded under U.S. GAAP than under German GAAP.

  Real Estate Sale and Leaseback

        We have entered into a series of sale-and-leaseback transactions with respect to certain of our real estate holdings. These leasebacks generally qualify as off-balance sheet operating leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP, due to our continuing involvement. This has resulted in interest expense and the continuation of depreciation expense under U.S. GAAP, but gains (losses) on sales of real estate and rent expense under German GAAP.

  Differences in Valuations of Goodwill and Other Assets

        The differences between German GAAP and U.S. GAAP in the determination of total purchase consideration in purchase business combinations has resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. Purchase price differences between German and U.S. GAAP have been generated from business combinations due to net assets acquired, valuation of shares and stock options issued (including subsidiary shares issued in a business combination), valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated. These differences have resulted in differences in amounts for depreciation and amortization expenses. In 2002, the U.S. GAAP accounting for goodwill and indefinite lived intangible assets changed, resulting in these intangibles no longer being amortized, but rather subject to an annual impairment test. The annual impairment test in 2004 resulted in goodwill impairment charges under U.S. GAAP in certain reporting units in our T-Com and T-Mobile segments.

  Capitalization and Amortization of Mobile Communication Licenses

        Under German GAAP, we begin to amortize our communication licenses, primarily European UMTS licenses and U.S. mobile communication licenses, upon acquisition and continue to amortize these licenses through their expected periods of use. Under U.S. GAAP, amortization begins at the time the network is placed into service, except for licenses deemed to have indefinite lives. In addition, interest on mobile network construction related to debt is expensed under German GAAP, whereas under U.S. GAAP this interest is capitalized during the period the mobile network is being constructed, and is subsequently amortized over the expected period of use. This has resulted in deferrals of interest and amortization expenses under U.S. GAAP, and a higher carrying basis of our mobile network fixed assets. Mobile networks in different countries have been placed in use during 2004. As a result, capitalization of these costs has ceased, and related costs capitalized are being amortized into earnings over their remaining expected periods of use.

        Under German GAAP, previously impaired long-lived assets are required to be revalued if the reasons for the impairment no longer exist. During 2004, T-Mobile was required to write-up its UMTS licenses in the United States. Revaluation of assets is not permitted under U.S. GAAP.

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

  Differences in Revenue Recognition

  Multiple-element Contracts

        Under German GAAP, we recognize revenues from each deliverable of a multiple-element contract in the period when earned by the delivery of goods or the rendering of services. Under U.S. GAAP, we allocate the total contract value among each deliverable based on its relative fair value. Certain activation and one-time fee elements and related direct costs are deferred, and amortized over the expected duration of our customer relationship. Any costs in excess of amounts deferred are expensed as customer acquisition costs.

  Differences in Income Taxes

  Deferred Taxes

        Under German GAAP, deferred taxes are not recognized for temporary differences that arise during tax-free periods, temporary differences that are not expected to reverse in the foreseeable future, and temporary differences that are expected to reverse during future periods in which net operating losses are expected to be available to offset income taxes that would otherwise be payable. Under U.S. GAAP, deferred taxes generally are recognized for all temporary differences, including temporary differences during tax-free periods. In addition, in contrast to German GAAP, U.S. GAAP requires the recognition of deferred taxes attributable to net operating losses.

  Other Differences

        In addition to the tax effects of the adjustments for differences between German GAAP and U.S. GAAP described in this section, other differences in our financial results between German GAAP and U.S. GAAP primarily consist of the accounting for capitalization of internally developed software for internal use, unrealized gains on marketable securities, valuation of contingent liabilities, valuation at residual interests in asset-backed securitizations, derivatives and hedge accounting, additional minimum pension liabilities, asset retirement obligations, investments in equity investees and rent expense recognition for operating leases that contain scheduled rent increases, which historically are recurring differences.

NEW U.S. GAAP ACCOUNTING PRONOUNCEMENTS

        In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 03-6 ("EITF 03-6"), "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share." The consensus addresses how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on our results of operations, financial position and cash flows.

        In March 2004, the EITF reached a consensus on EITF Issue 03-16 ("EITF 03-16"), "Accounting for Investments in Limited Liability Companies." EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. We are required to adopt EITF 03-16 as of January 1, 2005. We are currently determining the effect of EITF 03-16 on our consolidated financial statements.

        In March 2004, the EITF reached a consensus on EITF Issue 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under SFAS 115, "Accounting for certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the Financial Accounting Standards Board ("FASB") has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments."' We do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

        In July 2004, the EITF reached a consensus on EITF Issue 02-14 ("EITF 02-14"), "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle. We are currently determining the impact of EITF 02-14 on our consolidated financial position or results of operations.

        In September 2004, the EITF reached a consensus on EITF Issue 04-1 ("EITF 04-1"), "Accounting for Pre-existing Relationships between the Parties to a Business Combination." EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. We do not expect the adoption of EITF No. 04-1 to have a material impact on our consolidated financial position or results of operations.

        In December 2004, the FASB issued Statement 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." The guidance in Accounting Principles Board Opinion 29 ("APBO 29"), "Accounting for Nonmonetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

        In December, 2004 the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

NEW GERMAN ACCOUNTING REGULATION

        On June 14, 2004, German Accounting Standard No. 14 "Foreign Currency Translation" ("GAS 14") was published in the Bundesanzeiger (Federal Gazette) by the Federal Ministry of Justice (Bundesjustizministerium). GAS 14 is effective for financial years beginning after December 31, 2003, and established procedures for the translation of foreign currency transactions and of foreign currency financial statements included in consolidated financial statements. In addition, GAS 14 requires foreign currency translations to be made in the functional currency of the enterprise. Accordingly, foreign currency transactions should be initially recognized using the "spot exchange rate" prevailing on the transaction date, with foreign currency items translated using the appropriate buying exchange rate or selling exchange rate. On subsequent balance sheet dates, monetary items are translated at the closing rate at the balance sheet date. Non-monetary items that are carried at cost, less systematic depreciation or amortization, remain translated at the exchange rate used on their initial recognition. Gains and losses arising from the translation of foreign currency transactions are recognized currently in earnings as income or expense. Differences arising from the translation of an operation's financial statements from its functional currency into the reporting currency are recognized directly in equity. The implementation of GAS 14 did not have a material effect on our consolidated financial statements.

        On December 4, 2004, the Federal Republic passed into law the "Accounting Reform Act" (Bilanzrechtsreformgesetz, the "Act"), which incorporated four E.U. directives into German law, in addition to strengthening the requirements for auditor independence. Although most of the rules established by the Act are applicable to financial years beginning after December 31, 2004, there are also rules that require additional disclosures in the Notes to the 2004 financial statements regarding financial instruments. For example, disclosures relating to the nature of derivative financial instruments are required to be described, and the fair value of financial instruments are required to be disclosed, if it can be measured reliably. If financial instruments are measured in excess of fair value because the decline in value is deemed to be temporary, disclosure of the book value and the fair value of these financial instruments is required to be disclosed, along with an explanation as to why the decline in value is deemed to be temporary. Further, a description of the risk-management principles and procedures followed by management, as well as price, liquidity, default and cash flow risks, must be included in the German annual report. Because the rules applicable to our 2004 financial year only affect our disclosures, the adoption of the Act did not have an effect on our consolidated financial statements.

ITEM 6. Directors, Senior Management and Employees

GENERAL

        In accordance with the German Stock Corporation Act (the "Stock Corporation Act"), we have a Supervisory Board and a Management Board. The two Boards are separate, and according to the Stock Corporation Act, no individual may simultaneously be a member of both Boards. The Management Board is responsible for managing our company and representing us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Management Board and generally oversees the management of our company, but is not permitted to make management decisions.

        Both the members of the Management Board and the members of the Supervisory Board owe a duty of loyalty and a duty of care to our company and its constituents. In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent businessman. Our constituent interests are deemed to include the interests of our shareholders, the interests of our employees and, to some extent, the interests of the community. Both the Management Board and the Supervisory Board must take all these interests into account when taking actions or making decisions. Although there is no explicit obligation to act solely in the interests of shareholders, the Management Board is required to respect the shareholders' rights to receive equal treatment and equal information.

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

        Pursuant to our Articles of Association, the rules of procedure for the Supervisory Board contain a provision that the Management Board must obtain the consent of the Supervisory Board for certain actions, including decisions or measures that fundamentally change the asset, financial, earnings or risk situation of our company, and measures concerning the corporate structure and acquisitions or dispositions of equity investments above a limit to be determined by the Supervisory Board. In addition, under the Stock Corporation Act, the Supervisory Board is authorized to subject other actions of the Management Board to its consent.

        Under German law, shareholders, like other persons, are prohibited from using their influence on us to cause a member of the Management Board or the Supervisory Board to act in a way that is harmful to our company. A controlling enterprise may not cause us to take measures disadvantageous to us unless any resulting disadvantage is compensated. An individual shareholder or any other person exerting influence on us to cause a member of the Management Board or of the Supervisory Board or holders of special proxies to act in a way that is unfavorable to us or our shareholders is liable for damages to us and our shareholders. Board members who have neglected their duties in taking such actions are likewise jointly and severally liable for damages.

        As a general rule, under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to our company. Generally, under German law, only the company has the right to claim damages from the members of the Boards. We may only waive such damages or settle such claims if at least three years have passed and if the shareholders so approve at a shareholders' meeting with a simple majority of the votes, provided that the opposing shareholders do not hold, in the aggregate, one-tenth or more of our nominal share capital and do not formally express their opposition at the shareholders' meeting by having their opposition noted in the minutes of the meeting.

SUPERVISORY BOARD

        In accordance with the Stock Corporation Act and the Co-Determination Act of 1976 (Mitbestimmungsgesetz, the Co-Determination Act), our Supervisory Board consists of twenty members, ten of whom represent the shareholders and ten of whom represent the employees. Members of the Supervisory Board may be elected for a term of up to five years. Re-election is permitted.

        The Supervisory Board members representing the shareholders are elected at the annual shareholders' meeting. The first election of shareholder representatives to the Supervisory Board took place at the shareholders' meeting in July 1996. The present shareholder representatives were elected at the shareholders' meetings in 2001 and 2003, except for two shareholder representatives, who were appointed by a local court pursuant to section 104 of the Stock Corporation Act to replace two board members who resigned prior to the expiration of their terms. In general, the terms of office of the shareholder representatives expire at the end of the shareholders' meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member's commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose.

        Supervisory Board members representing employees were last elected on November 6, 2002, by the employees in accordance with the provisions of the Co-Determination Act of 1976. In this election procedure, employees elect ten representatives made up of workers, regular employees, senior management employees and three union representatives. The terms of office of the employee representatives on the Supervisory Board expire at the end of the shareholders' meeting in 2007. One present employee representative was appointed in 2003 by a local court pursuant to section 104 of the Stock Corporation Act to replace a board member who resigned prior to the expiration of his term.Under the law that governed our conversion to a stock corporation, civil servants, who are not covered by the Co-Determination Act of 1976, are included in these groups of employee representatives for purposes of these elections.

        A member of the Supervisory Board elected by the shareholders may be removed by a shareholders' resolution by simple majority of the votes cast. A member of the Supervisory Board elected by the employees may be removed by a majority of at least three-quarters of the votes cast by the relevant class of employees.

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

Members of the Supervisory Board of Deutsche Telekom

        The Supervisory Board met five times in 2004. No member attended less than 50% of the meetings of the Supervisory Board. The members of our Supervisory Board during 2004, the years in which they were appointed, the months in which their current terms expire and their principal occupations were as follows:

Dr. Klaus Zumwinkel Chairman	Member since:	2003
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	Chairman of the Board of Management of Deutsche Post AG, Bonn
Supervisory Board
	Memberships/Directorships:	Deutsche Lufthansa AG, Cologne Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board* Karstadt Quelle AG, Essen Morgan Stanley, BoD, New York, USA (*mandate within Deutsche Post group)
Franz Treml Deputy Chairman	Member since:	2003
	Expiration of Current Term:	2007
	Principal Occupation:	Deputy Chairman of the union ver.di, Berlin
	Supervisory Board Memberships/Directorships:	DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Munster, Deputy Chairman DBV-Winterhur—Leben, Wiesbaden
Monika Brandl	Member since:	2002
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Member of the Central Works Council at Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	Input-Consulting GmbH, Stuttgart
Josef Falbisoner	Member since:	1997
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Chairman of the Bavarian District of the Union ver.di
	Supervisory Board Memberships/Directorships:	PSD-Bank, Munich, Augsburg office

Dr. Hubertus von Gruenberg	Member since:	2000
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Serves as member on several Supervisory Boards
Supervisory Board
Memberships/Directorships:	Allianz-Versicherungs AG, Munich
Chairman of the Supervisory Board Continental
AG, Hanover,
Chairman of the Supervisory Board
MAN AG, Munich
Schindler Holding AG, Hergiswil/Switzerland,
Administrative Board
Volker Halsch	Member since:	October 2004
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Bahn AG, Berlin
Lothar Holzwarth	Member since:	2002
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Chairman of the Works Council of Deutsche Telekom AG, branch office South-Western, Stuttgart
	Supervisory Board Memberships/Directorships:	PSD Bank RheinNeckarSaar e.G., Deputy Chairman of the Supervisory Board
Dr. sc. techn. Dieter Hundt	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Managing Shareholder of Allgaier Werke GmbH, Uhingen and President of the National Union of German Employers Associations, Berlin
Supervisory Board Memberships/Directorships:	EvoBus GmbH, Stuttgart
Stauferkreis Beteiligungs-AG,
Goeppingen, Chairman of the Supervisory Board
SHB Stuttgarter Finanz- und Beteiligungs
Aktiengesellschaft, Stuttgart (former Stuttgarter
Hofbraeu AG, Stuttgart), Deputy Chairman of the
Supervisory Board
Stuttgarter Hofbräu Verwaltungs-AG, Stuttgart,
Chairman of the Supervisory Board
Landesbank Baden-Wuerttemberg, Stuttgart,
Administrative Board
Waltraud Litzenberger	Member since:	1999
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Member of the Works Council of Deutsche Telekom AG, technical branch office Mitte, Mainz
	Supervisory Board Memberships/Directorships:	PSD-Bank e.G., Koblenz
Michael Loeffler	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Member of the Works Council of Deutsche Telekom AG, technical branch office Dresden
	Supervisory Board Memberships/Directorships:	None

Hans W. Reich	Member since:	1999
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Speaker of the Management Board, KfW Bankengruppe, Frankfurt/Main
Supervisory Board Memberships/Directorships:	Aareal Bank AG, Wiesbaden, Chairman of the Supervisory Board, DePfa Bank plc., Dublin, Ireland, BoD
Deutsche Post AG, Bonn
HUK-COBURG Haftpflicht-Unterstuetzungs-Kasse kraftfahrender Beamter Deutschlands a.G., Coburg
HUK-COBURG Holding AG, Coburg
IKB Deutsche Industriebank AG, Dusseldorf
RAG AG, Essen
Thyssen Krupp Steel AG, Duisburg
Dr. Wolfgang Reitzle	Member since:	February 2005
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	Chairman of the Board of Management, Linde AG, Wiesbaden
	Supervisory Board Memberships/Directorships:	Allianz Lebensversicherungs-AG, Stuttgart STILL GmbH, Hamburg, Chairman of the Supervisory Board* (*mandate within Linde group)
Dr. Hans-Jürgen Schinzler	Member since:	2003
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	Member of the Supervisory Board of Münchener Rückversicherungs AG, Munich
	Supervisory Board Memberships/Directorships:	Bayerische Hypo- und Vereinsbank AG, Munich, Deputy Chairman of the Supervisory Board Metro AG, Dusseldorf Aventis S.A., Schiltigheim, France (until August 2004)
Dr. Klaus G. Schlede	Member since:	2003
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	Member of the Supervisory Board, Deutsche Lufthansa AG, Cologne
	Supervisory Board Memberships/Directorships:	Deutsche Postbank AG, Bonn Deutsche Lufthansa AG, Cologne
Wolfgang Schmitt	Member since:	1997
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Head of Business Counsel, T-Com Headquarters, Bonn Executive Vice President Deutsche Telekom AG Business Customer Branch Office South West, Stuttgart, until March 2004
	Supervisory Board Memberships/Directorships:	PSD-Bank, RheinNeckarSaar e.G. Telemarkt AG, Reutlingen
Michael Sommer	Member since	2000
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	President of the Trade Union Council, Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board

Ursula Steinke	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Chairwoman of the Works Council at T-Systems CDS GmbH, Kiel
	Supervisory Board Memberships/Directorships:	None
Prof. Dr. h.c. Dieter Stolte	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Editor in Chief of "WELT" and "Berliner Morgenpost," Berlin
	Supervisory Board Memberships/Directorships:	Out of home Media AG, Cologne ZDF Enterprises GmbH, Mainz
Bernhard Walter	Member since:	1999
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Former Speaker of the Board of Management, Dresdner Bank AG
Supervisory Board Memberships/Directorships:	Bilfinger + Berger Bau AG, Mannheim
DaimlerChrysler AG, Stuttgart
Henkel KGaA, Dusseldorf
mg technologies ag, Frankfurt/Main
Staatliche Porzellan-Manufaktur
Meissen GmbH, Meissen
Thyssen Krupp AG, Dusseldorf (until January 2005)
Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board
Wilhelm Wegner	Member since:	1996
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Chairman of the Central Works Council at Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	VPV Allgemeine Versicherungs-AG, Cologne VPV Holding AG, Stuttgart Vereinigte Postversicherung VVaG, Stuttgart

        The following individuals resigned from the Supervisory Board in 2004 and 2005:

Dr. Manfred Overhaus	Member since: Resigned: Principal Occupation: Supervisory Board Memberships/Directorships:	2002
September 30, 2004
State Secretary in the Federal Ministry of Finance
(Bundesministerium der Finanzen), Berlin

Deutsche Post AG, Bonn (until September 30, 2004)
GEBB mbH, Cologne (until June 30, 2004)
Dr. Wendelin Wiedeking	Member since: Resigned: Principal Occupation: Supervisory Board Memberships/Directorships:
Shareholders' Meeting 2003
February 9, 2005
Chairman of the Management Board of Dr. Ing.
h.c. F. Porsche AG, Stuttgart

Eagle-Picher Industries Inc., Phoenix, Arizona,
USA
Novartis AG, Basel, Schweiz
Porsche Business Services Inc., Wilmington,
Delaware, USA*
Porsche Cars Great Britain Ltd., Reading,
England*
Porsche Cars North America Inc.,
Wilmington, Delaware, USA*
Porsche Deutschland GmbH, Bietigheim-Bissingen*
Porsche Engineering Group GmbH, Weissach*
Porsche Enterprises Inc., Wilmington, Delaware,
USA*
Porsche Financial Services GmbH, Bietigheim-
Bissingen*
Porsche Financial Services Inc., Wilmington,
Delaware, USA*
Porsche Iberica S.A., Madrid, Spain*
Porsche Italia S.p.A., Padua, Italy*
Porsche Japan K.K., Tokyo, Japan*
Porsche Lizenz- und Handelsgesellschaft mbH,
Bietigheim-Bissingen*
(*mandates within Dr. Ing. h.c. F. Porsche group)

        Deutsche Post AG and KfW-Bankengruppe are both majority-owned by our largest shareholder, the Federal Republic. The Federal Ministry of Finance is a ministry of the Federal Republic. Among our current Supervisory Board members, Ms. Brandl, Mr. Holzwarth, Ms. Litzenberger, Mr. Loeffler, Mr. Schmitt, Ms. Steinke and Mr. Wegner are employees of Deutsche Telekom group companies.

        The shareholder representatives currently on our Supervisory Board are Dr. Zumwinkel, Dr. von Gruenberg, Dr. Hundt, Mr. Halsch (since October 1, 2004, replaced Dr. Manfred Overhaus), Mr. Reich, Mr. Reitzle (since February 10, 2005, replaced Dr. Wendelin Wiedeking), Dr. Schinzler, Dr. Schlede, Prof. Dr. Stolte and Mr. Walter.

        The Supervisory Board maintains the following committees:

  •
  The General Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the Management Board. In particular, the committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the General Committee are Dr. Klaus Zumwinkel (Chairman), Volker Halsch (since October 1, 2004), Franz Treml and Wilhelm Wegner. The General Committee met 11 times in 2004.

  •
  The Audit Committee is responsible for oversight of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement with the auditors following approval of the auditors by the shareholders, and matters that the audit committee of a NYSE-listed foreign private issuer is required to be responsible for pursuant to U.S. Securities and Exchange Commission (the "SEC") and NYSE regulations and under U.S. law, including the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The current members of the Audit Committee are Dr. Klaus G. Schlede (Chairman), Wolfgang Schmitt, Franz Treml, Bernhard Walter, Wilhelm Wegner and Volker Halsch (since October 1, 2004). The Audit Committee met six times in 2004.

  •
  The Finance Committee is responsible for reviewing and consulting on complex finance and business matters concerning Deutsche Telekom. Those matters are delegated by the Chairman of the Supervisory Board or the Supervisory Board itself to the Finance Committee. In addition, the Finance Committee also reviews our annual reports during a meeting with our auditors in preparation for the Supervisory Board's meeting relating to the approval of our financial statements in accordance with the Stock Corporation Act. The members of the Finance Committee are the same as the Audit Committee. The Finance Committee met twice in 2004.

  •
  In June 2004, a combined General and Audit Committee (Gemeinsamer Präsidial- und Prüfungsausschuss) was established. This committee has been temporarily established in order to deal with matters relating to the Toll Collect project. The combined General and Audit Committee met seven times in 2004. Its members are Dr. Klaus Zumwinkel, (Chairman), Dr. Hubertus von Grünberg, Dr. Klaus G. Schlede, Wolfgang Schmitt, Franz Treml and Wilhelm Wegner.

  •
  The Personnel Committee is responsible for personnel matters of Deutsche Telekom AG, in particular with staff structure and human resources development and planning. The members of this committee are Franz Treml (Chairman), Dr. Dieter Hundt, Wilhelm Wegner and Dr. Klaus Zumwinkel. The Personnel Committee met twice in 2004.

        In addition to the committees mentioned above, the Supervisory Board has a Mediation Committee. This committee's function is to assist the Supervisory Board by making proposals for Management Board member nominees in the event that the two-thirds majority of employee votes needed to appoint a Management Board member is not obtained. Current members are Dr. Klaus Zumwinkel (Chairman), Dr. Dieter Hundt, Franz Treml and Wilhelm Wegner. The Mediation Committee did not have to meet in 2004.

        Each of the committees of the Supervisory Board has an equal number of shareholder representatives and employee representatives. The chairman of the Supervisory Board also serves as chairman of the General Committee. The chairman has the deciding vote in case of a deadlock on matters voted on in the Executive Committee. The chairman of the Audit Committee and the Finance Committee is a representative of the shareholders. The chairman of the Personnel Committee is a representative of the employees.

MANAGEMENT BOARD

        Pursuant to our Articles of Association, the Supervisory Board determines the size of the Management Board, subject to the requirement that the Management Board must have at least two members. Our Management Board currently consists of six members. Until April 2004, our Management Board consisted of seven members. One of the members of our Management Board resigned on April 30, 2004, and was replaced on November 1, 2004. Another of our Management Board members resigned on September 30, 2004, and was not replaced. The current organization of the Management Board is consistent with the realignment of our company into three strategic business units, as of January 1, 2005. The Supervisory Board may appoint a chairman of the Management Board as well as a deputy chairman. The Supervisory Board appoints the members of the Management Board for terms of up to five years and they may be re-appointed or have their terms extended for one or more terms of up to five years. Under certain circumstances, such as a material breach of duty or a bona fide vote of "no confidence" by the shareholders, the Supervisory Board may remove a member of the Management Board prior to the expiration of the term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and our company. The Management Board takes action by simple majority unless otherwise provided by law, as in the case of a vote on the adoption of Rules of Procedure. In the event of a deadlock, the Management Board member in whose area of responsibility the resolution falls has a deciding vote. If the resolution falls in an area that is not allocated to a Management Board member, the vote of the chairman of the Management Board decides in case of a deadlock. The Management Board generally meets on a weekly basis.

Members of the Management Board of Deutsche Telekom

        The name, age, term of office, current position and business experience of the members of our Management Board in 2004 are set forth below. The current members of the Management Board may be reached at our registered address.

        Kai-Uwe Ricke, born in 1961, was appointed Chairman of the Management Board of Deutsche Telekom AG with effect from November 15, 2002. Following an apprenticeship at a bank and studies at the European Business School in Schloss Reichartshausen, Germany, Mr. Ricke started his career as assistant to the management board chairman of Bertelsmann AG in Gütersloh. He then took up the position as head of Sales and Marketing of its Swedish subsidiary, Scandinavian Music Club AG in Malmoe, Sweden. From 1990 to June 1995, Mr. Ricke was CEO of Talkline and Talkline PS Phone Service in Elmshorn, Germany. From July 1995 he acted as that company's Chairman and CEO. In January 1998, Mr. Ricke left Talkline and took over as Chairman of the Board of Management of DeTeMobil Deutsche Telekom Mobilnet (now T-Mobile Deutschland GmbH). In February 2000, Mr. Ricke was appointed Chairman and CEO of the newly founded T-Mobile International AG, where Deutsche Telekom consolidated its principal mobile communications activities. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. As Chief Operating Officer, he was responsible for Deutsche Telekom's mobile and online businesses.

        Expiration of current term: November 14, 2007

        Other board memberships outside Deutsche Telekom: none

        Dr. Karl-Gerhard Eick, born in 1954, has been head of the Finance and Controlling Division and a member of the Management Board of Deutsche Telekom AG since January 2000. In November 2002, he was appointed Deputy Chairman of the Management Board. After studying business administration and earning a doctorate, Dr. Eick worked in various positions for BMW AG between 1982 and 1988. From 1989 to 1991, he acted as head of Controlling at WMF AG in Geislingen. In 1991, he became head of the Controlling, Planning and IT Division for the Carl Zeiss group. From 1993 to 1999, he held top management positions with the Haniel group, where he was responsible for the Controlling, Business Administration and IT Division of the strategic management holding company, Franz Haniel & Cie. GmbH.

        Expiration of current term: November 30, 2007

        Other board memberships outside Deutsche Telekom:

        Deutsche Bank AG, Frankfurt/Main (Supervisory Board)

        Dresdner Bank Luxembourg S.A., Administrative Board (resigned, effective April 30, 2004)

        FC Bayern München AG, Munich

        Dr. Heinz Klinkhammer, born in 1946, was appointed head of Deutsche Telekom's Personnel and Legal Affairs Division and a member of the Management Board in April 1996. Since May 1, 2001, he has been head of Human Resources and from May 1, 2001, until November 30, 2002, he was also head of the Top Management Staff department. Since November 2002, he has been head of Human Resources and the newly added departments, Organization, and Sustainability. Dr. Klinkhammer received a doctorate in law and began his career at the Institute for German and European Labor, Social and Business Law before becoming a Labor Court judge. From 1979 to 1990, he worked at the Ministry of Labor, Health and Social Affairs of the state of North-Rhine/Westphalia. In 1991, he became Labor Director at Hüttenwerke Krupp Mannesmann GmbH and, in 1992, board member of Mannesmannröhren-Werke AG.

        Expiration of current term: March 31, 2006

        Other board memberships outside Deutsche Telekom:

        Federal Posts and Telecommunications Agency, Administrative Board, Bonn

        René Obermann was born in 1963. He set up the company ABC Telekom in Münster after completing a business traineeship with BMW AG in Munich between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998, he was Chairman of that company's management board. Mr. Obermann was also Chairman of the former German Association of Mobile Communication Service Providers in 1995 and 1996. Between April 1998 and March 2000, Mr. Obermann was Managing Director of Sales at T-Mobile Deutschland. From April 2000 until March 2002, Mr. Obermann was CEO of T-Mobile Deutschland. Mr. Obermann became a Member of the Management Board of T-Mobile International in June 2001, responsible for European Operations. Since December 1, 2002, he has been responsible for mobile operations on the Management Board and has served as CEO of T-Mobile International. Mr. Obermann is responsible for the strategic business unit Mobile Communications (T-Mobile).

        Expiration of current term: November 30, 2007

        Other board memberships outside Deutsche Telekom: none

        Walter Raizner, born in 1954, studied economics and computer science in Nürnberg/Erlangen, and worked for Hoechst and Nixdorf, before joining IBM Deutschland in 1984. After various positions in sales, marketing and general management in Germany, the United Kingdom and the United States, he became CEO of IBM Deutschland in January 2003. Since November 1, 2004, Mr. Raizner has been responsible for the strategic business unit Broadband/Fixed-line (T-Com).

        Expiration of current term: October 31, 2009

        Other board memberships outside Deutsche Telekom: none

        Konrad F. Reiss, born in 1957, was appointed to the Management Board of Deutsche Telekom AG and became Chairman of the Management Board of T-Systems International GmbH on January 20, 2003. He began his professional career in 1983 at Vereinigte Papierwerke Schickedanz (marketing and sales management), and in 1995 he was a management consultant at Gruber, Titze und Partner. From 1986 until 1993, Mr. Reiss was founder and Managing Partner of two Management Consultancies (GTP-IIT and TTP-IHRC). After selling both companies to Cap Gemini, Mr. Reiss held various management positions within the Cap Gemini group. Mr. Reiss joined the Management Board of DaimlerChrysler Services AG in 2000, where he was responsible for debis IT-Services (CEO debis Systemhaus). He founded BlueChipBusiness Laboratories in 2001 and was Managing Partner until the end of 2002. Mr. Reiss is responsible for the strategic business unit Business Customers (T-Systems).

        Expiration of current term: January 19, 2008

        Other board memberships outside Deutsche Telekom: none

        The following individuals resigned from the Management Board in 2004:

        Josef Brauner, born in 1950, had been Chairman and CEO of T-Com since February 1, 2003, until his resignation. From May 2001 through January 2003, he was head of CS, which included the divisions T-Com and T-Systems and the operational management of the Networks Infrastructure group and its field organization. He joined Deutsche Telekom in June 1997 as head of the Main Department for

Sales and became head of the Sales and Customer Care Division, and a member of the Management Board, in October 1998. He started his sales career with Avery as the U.S. company's branch manager for Germany, Austria and Switzerland. Mr. Brauner next joined Sony Deutschland, where he was appointed head of Sales in the Investment Goods division and afterwards became head of that division. In 1988, Mr. Brauner became a member of the Management Board of Sony Deutschland and, in 1993, was appointed Chairman. He left Sony Deutschland in 1997 to join Deutsche Telekom.

        Expiration of current term: Mr. Brauner resigned effective April 30, 2004.

        Other board memberships outside Deutsche Telekom:

        FC Bayern München AG, Supervisory Board, Munich (resigned, effective August 31, 2004)

        Karstadt Warenhaus AG, Supervisory Board, Essen

        Thomas Holtrop was born in 1954. After studying psychology in 1981, he embarked on a career with Club Mediterranee Deutschland. After various positions in the tourism and advertising world, he moved to American Express in 1989, where he advanced to become Vice President International Business Partners. In 1996, Mr. Holtrop helped set up BANK 24 AG as General Representative and, in 1997, he became a member of the Management Board of Deutsche Bank 24 AG. Mr. Holtrop had been Chairman of the Management Board of T-Online International AG since January 1, 2001. He was appointed to the Management Board of Deutsche Telekom AG on December 1, 2002.

        Expiration of current term: Mr. Holtrop resigned effective September 30, 2004.

        Other board memberships outside Deutsche Telekom: none

COMPENSATION

Supervisory Board Compensation

        The Articles of Association approved at the 2004 shareholders' meeting provide each member of the Supervisory Board with:

  •
  fixed annual remuneration amounting to EUR 20,000.00;

  •
  short-term success remuneration; and

  •
  long-term success remuneration.

        The short-term success remuneration amounts to EUR 300 for each whole EUR 0.01 that the net income per no par value share exceeds EUR 0.50 in the year for which the remuneration is paid.

        The long term-success remuneration amounts to EUR 300 for every 4.0% that the net income per no par value share in the second year (reference year) following the measurement year exceeds the net income per no par value share in the measurement year. The success-oriented annual remuneration, as a long-term incentive for the measurement year, may not exceed the success-oriented annual remuneration as the long-term incentive for the year preceding the measurement year, unless the group revenue in the reference year exceeds the group revenue of the financial year preceding the measurement year.

        Neither the short-term nor the long-term success remuneration payment may exceed the fixed annual remuneration amount of EUR 20,000.00. Additionally, the short-term success remuneration may not exceed a total of 0.02% of Deutsche Telekom's unappropriated net income reported in the approved annual financial statements of the measurement year, reduced by an amount of 4.0% of the contributions made on the lowest issue price of the shares at the end of the financial year.

        The Chairman of the Supervisory Board receives two times the amount, and the Deputy Chairman one-and-a-half times the amount, of remuneration pursuant to the above-described provisions.

        Remuneration is increased by 0.5 times the above amounts for every membership on a Supervisory Board committee, and by an additional 0.5 times for every chairmanship held on a Supervisory Board committee, but in no case by more than two times the above amounts. Membership on or chairmanship of a committee formed pursuant to § 27(3) of the Co-determination Act is not to be taken into account.

        In addition, members of the Supervisory Board are entitled to reimbursement of actual out-of-pocket expenses and receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees attended. The value-added tax (VAT) payable on this compensation is borne by us. These compensation rules have been in effect since January 1, 2004.

        Members of the Supervisory Board who are on the Supervisory Board for only part of the year receive one-twelfth of the remuneration for every month of membership or part thereof. The same applies to the increase in remuneration for the Supervisory Board Chairman and Deputy Chairman, and to the increase in remuneration for Supervisory Board committee membership or chairmanship, as set forth above.

        The remuneration for members of our Supervisory Board for 2004 amounted to an aggregate of EUR 824,672.00 for fixed annual remuneration, inclusive of meeting expenses and attendance fees (and including VAT according to Article 13 of the Articles of Association).

        The members of the Supervisory Board unanimously waived their short-term success remuneration for 2004.

        None of the members of the Supervisory Board has a service contract with us, or any of our subsidiaries, that provides for benefits upon termination of employment.

        The total remuneration of the members of the Supervisory Board in 2004 amounted to approximately EUR 2,100,000, which amount also includes the salary, expected bonus and other compensation of Supervisory Board members who are employee members of the Supervisory Board. Of this amount, EUR 727,600 will be paid out after the 2005 shareholders' meeting. Additionally, EUR 645,625 will be retained as an accrual for the long-term variable remuneration for the 2004 financial year and will be paid out after the 2007 shareholders' meeting subject to achievement of the relevant performance targets.

        The compensation of the individual members of the Supervisory Board for 2004 is as follows:

Member of the Supervisory Board	Fixed Remuneration	Short-Term Variable(1)	Total (net)	Imputed Long-Term Remuneration Entitlement(2)
	Amounts (€)
Monika Brandl	21,000.00	0.00	21,000.00	18,900.00
Josef Falbisoner	20,800.00	0.00	20,800.00	18,900.00
Dr. Hubertus von Grünberg	29,000.00	0.00	29,000.00	25,137.00
Volker Halsch(3)	13,500.00	0.00	13,500.00	11,812.50
Lothar Holzwarth	21,000.00	0.00	21,000.00	18,900.00
Dr. Dieter Hundt	31,200.00	0.00	31,200.00	28,350.00
Waltraud Litzenberger	21,000.00	0.00	21,000.00	18,900.00
Michael Löffler	21,000.00	0.00	21,000.00	18,900.00
Dr. Manfred Overhaus(4)	40,700.00	0.00	40,700.00	35,437.50
Hans W. Reich	21,000.00	0.00	21,000.00	18,900.00
Dr. Hans-Jürgen Schinzler	21,000.00	0.00	21,000.00	18,900.00
Dr. Klaus G. Schlede	63,800.00	0.00	63,800.00	56,700.00
Wolfgang Schmitt	50,200.00	0.00	50,200.00	44,037.00
Michael Sommer	21,000.00	0.00	21,000.00	18,900.00
Ursula Steinke	21,000.00	0.00	21,000.00	18,900.00
Prof. Dr. Dieter Stolte	21,000.00	0.00	21,000.00	18,900.00
Franz Treml(5)	75,600.00	0.00	75,600.00	66,150.00
Bernhard Walter	42,400.00	0.00	42,400.00	37,800.00
Wilhelm Wegner	66,200.00	0.00	66,200.00	56,700.00
Dr. Wendelin Wiedeking	20,600.00	0.00	20,600.00	18,900.00
Dr. Klaus Zumwinkel	84,600.00	0.00	84,600.00	75,600.00

Total	727,600.00	0.00	727,600.00	645,624.00

(1)
The members of the Supervisory Board waived their short-term variable remuneration for 2004.

(2)
Represents the accrual recognized in 2004. Long-term variable remuneration will be paid out after the 2007 shareholders' meeting for the period 2003 to 2006 provided the relevant performance targets have been achieved. The amounts actually paid may vary from the amounts shown here, depending on the degree to which the performance targets are achieved.

(3)
Member since October 1, 2004.

(4)
Member until September 30, 2004.

(5)
Mr. Treml received Supervisory Board compensation of EUR 12,271.00 from DeTeImmobilien, a wholly-owned subsidiary of Deutsche Telekom AG, during 2004 for a mandate as a member of the Supervisory Board of DeTeImmobilien.

        For more detailed information concerning compensation paid to Supervisory Board members in 2004, see note (38) to the consolidated financial statements.

Management Board Compensation

        Under the terms of their service contracts, the members of our Management Board are entitled to annual fixed and variable remuneration, as well as long-term variable remuneration (Mid-Term Incentive Plan, or "MTIP"). The annual variable remuneration is calculated based on the level of achievement of the targets assigned to each member of the Management Board by the General Committee of the Supervisory Board before the beginning of the financial year. The long-term variable remuneration is determined using a similar formula applied under the MTIP as described below.

        In observance of the requirements of German commercial and accounting legislation, a total of EUR 11,906,899.37 is reported as remuneration for the members of the Management Board for 2004. This amount includes the fixed annual salary, annual variable remuneration, an accrual based on an imputed expenditure under the 2004 MTIP, and non-cash compensation amounting to EUR 426,891.45, which consists of various non-cash benefits.

        Each member of the Management Board active at the beginning of 2004 waived his gross monthly salary for the month of May. This was a personal contribution to Deutsche Telekom in consideration of the employment pact concluded in 2004.

        The members of the Management Board took part in Deutsche Telekom AG's MTIP as part of their total compensation package for the first time in 2004. The MTIP is a group-wide long-term compensation tool for senior executives, including the Management Board. The plan has a measurement period of three years and is expected to be renewed annually on a rolling basis. For 2004, awards are based on two share price-based, additive and equally weighted measures of success (plan hurdles), one of which is absolute and the other of which is relative. The absolute plan hurdle requires an increase in the Deutsche Telekom share price of at least 30% by the end of the three-year measurement period (December 31, 2006), applying the share price averaging described in greater detail at "—Mid-Term Incentive Plan." The relative plan hurdle requires the total return of the Deutsche Telekom shares to outperform the Dow Jones EURO STOXXSM Total Return Index, as described in greater detail at "—Mid-Term Incentive Plan."

        Under the 2004 tranche of the MTIP, each member of the Management Board can receive an incentive payment of 15% (if one plan hurdle is met) or 30% (if both plan hurdles are met) of his own contractually agreed target remuneration (fixed annual salary compensation plus annual variable remuneration assuming 100% target achievement). If no plan hurdles are met at the end of the measurement term, no incentive remuneration under the MTIP is paid. For further details, please refer to "—Mid-Term Incentive Plan" and to footnote (27) in the financial statements.

        We make individualized disclosure of three elements of Management Board compensation. Subject to the condition that the financial statements of Deutsche Telekom AG for 2004 are approved in their current form, the members of the Management Board will have received in respect of 2004 the following fixed annual salary, annual variable compensation, and an accrual in respect of the fair value expenditure for the 2004 MTIP:

Name	Fixed Annual Salary for 2004	Annual Variable Compensation for 2004	Amount Accrued for 2004 MTIP Plan Targets (Fair Value Expenditure for the 2004 Financial Year)(1)
	(amounts in €)
Kai-Uwe Ricke	1,145,833	1,415,625	94,607.00
Dr. Karl-Gerhard Eick	859,375	1,061,719	70,955.25
Dr. Heinz Klinkhammer	687,500	821,250	56,764.20
René Obermann	687,500	798,750	56,764.20
Walter Raizner (from Nov. 1)	156,250	187,500	19,630.76
Konrad F. Reiss	687,500	811,875	56,764.20
Josef Brauner (until April 30)	250,000	279,475	—	(2)
Thomas Holtrop (until Sept. 30)	500,000	675,000	—	(2)

Total	4,973,958	6,051,194	355,485.61

(1)
Represents the accrual recognized in 2004. Remuneration in respect of the 2004 tranche of the MTIP will be paid out in 2007, provided the relevant performance targets have been achieved. The amounts actually paid in 2007 may vary from the amounts shown here, depending on whether the performance targets are met.

(2)
Accrual is included in the total compensation amount for former members of the Management Board.

        The Company's 2001 Stock Option Plan was terminated as of the 2003 financial year pursuant to a resolution at the shareholders' meeting of May 18, 2004. The stock options granted to the Management Board for the first and last time for the 2001 financial year (and those options from the previous 2000 Stock Option Plan for the year 2000) remain exercisable provided the hurdles are met as required. For more information, see "—Stock Option Plans."

        For 2004, compensation of former members of the Management Board and their surviving dependents and accruals recognized for this purpose totaled EUR 12,122,365.73. This includes payments and set-asides relating to the departures from the Management Board of Josef Brauner and Thomas Holtrop. The set-asides include compensation to be paid to Mr. Brauner for post-resignation consulting services to be provided by him to our group.

        The accruals set up for ongoing pensions and pension entitlements for current and former members of the Management Board and their surviving dependents amounted to EUR 65,401,277.00 (a projected benefit obligation according to SFAS 87). Indirect pension obligations in respect of former members of the Management Board resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with Section 15 (1) of the German Postal Employees Act (Postpersonalrechtsgesetz) amounted to EUR 3,349,813.00 at December 31, 2004. No accruals were recognized for these obligations (Sec. 285 No. 9b HGB). They are actuarially computed in accordance with Section 6a of the German Income Tax Act (Einkommensteuergesetz).

        Deutsche Telekom has not granted any loans to current or former members of the Management Board.

        The duration of the employment contracts of Management Board members corresponds to the term of a member's appointment to office. In the event that a member's appointment ends before the expiration of that member's term of appointment without there being a material cause for termination of the employment contract, a board member is entitled to a lump-sum payment equal to 100% of the fixed annual salary and 75% of the maximum variable remuneration for the time remaining in the period of appointment, limited to a maximum of 36 months.

Mid-Term Incentive Plan

        In 2004, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan to promote competitive total compensation for members of the Management Board, senior executives of the Deutsche Telekom group, and other beneficiaries mainly from the United States and the United Kingdom. The MTIP is a global, group-wide compensation instrument for Deutsche Telekom AG and other participating group companies that is designed to encourage mid- and long-term value creation in the group, and therefore align the interests of management and shareholders.

        The plan has a measurement term of three years. The intention is to launch a similar plan annually on a revolving basis for five years. A decision will be taken each year on whether to launch the plan for that year, as well as on the specific terms of the plan, in particular the performance targets.

        The MTIP is a cash-based plan. A certain amount is set as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries after the end of the measurement period for the relevant tranche of the plan (i.e., three years), subject to the achievement of the two performance targets set forth in the plan.

        The 2004 MTIP is tied to two equally weighted, stock-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out. If only one performance target is achieved, 50% of the amount is paid out. If neither performance target is achieved, no payment is made.

  •
  The absolute performance target will be reached if, at the end of the three-year measurement period for the plan, Deutsche Telekom's share price has risen by at least 30% compared with its share price at the beginning of the measurement period. The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG's Xetra® trading during the last 20 trading days prior to the beginning and end of the plan. For the 2004 MTIP, the performance target will be achieved if an average closing share price of at least EUR 18.30 is reached during the defined 20 trading day period preceding the end of the measurement period.

  •
  The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXXSM Total Return Index on a percentage basis over the same period during the term of the individual plan. The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra® trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted averages of the Dow Jones EURO STOXXSM Total Return Index during the last 20 trading days prior to the beginning and end of the 2004 MTIP. For the 2004 MTIP, the index's starting value is 317.95 points. The starting value of the total return of Deutsche Telekom shares corresponds to their share price at the beginning of the plan (EUR 14.08).

        The ambition and strategic relevance of the performance targets will be reviewed and adjusted if necessary prior to the launch of each new plan. The nature or thresholds of the performance targets for the plan cannot be changed once the plan has begun.

        At the end of the term of the plan, the General Committee of Deutsche Telekom AG's Supervisory Board will establish whether the absolute and relative performance targets for the Management Board have been achieved. Based on the findings of the Supervisory Board's General Committee, the Management Board will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payment will be made to the beneficiaries.

Stock Option Plans

        Since our inception as a privatized company in 1995, we have established two compensatory stock option plans in which our senior management and key employees, as well as those of our subsidiaries, have been granted option rights to receive our shares. No additional options may be granted under these stock option plans.

  Stock Option Plan 2000

        At the shareholders' meeting on May 25, 2000, an amendment to the Articles of Association was approved by the shareholders, which created conditional capital of up to EUR 64 million for the issuance of up to 25 million no par value registered shares upon the exercise of option rights granted to management and key employees in connection with the stock-based compensation plan adopted in May 2000 ("Stock Option Plan 2000"). At the shareholders' meeting on May 29, 2001, an amendment to the Articles of Association was approved, which cancelled the conditional capital created in May 2000, except for the nominal amount of EUR 2,621,237.76, which remained in order to allow for the issuance of shares relating to option rights already issued to members of the Management Board and our executives, as well as to members of the management boards and other executives of our second-tier and lower-tier subsidiaries under Stock Option Plan 2000. In addition, the shareholders also approved the cancellation of the authorized capital for Stock Option Plan 2000 of up to EUR 12.8 million approved by the shareholders' meeting on May 25, 2000.

        The term of the option rights runs until July 20, 2005.

  Stock Option Plan 2001

        At the shareholders' meeting on May 29, 2001, a further amendment to the Articles of Association was approved, which conditionally increased our registered capital by up to a nominal amount of

EUR 307.2 million through the issuance of up to 120 million new shares (the "Stock Option Plan 2001"). The shareholders' resolution authorized the Supervisory Board to determine the detailed terms for the issuance of shares from the this conditional share capital and for the grant of option rights provided to Management Board members. In all other cases, the Management Board was authorized to make these determinations.

        At the shareholders' meeting on May 18, 2004, the shareholders adopted a resolution that revoked the authorization to grant option rights given to the Management Board and Supervisory Board,under Stock Option Plan 2001 to the extent that the Management Board and Supervisory Board had not yet made use of such option right grants. Further, the shareholders adopted a resolution on the partial cancellation of the conditional capital approved at the shareholders' meeting on May 29, 2001, with respect to 107 million shares (equivalent to EUR 273,920,000). As a result, conditional capital in the aggregate amount of EUR 33,280,000 remained, exclusively in order to allow for the issuance of 13 million new no par value registered shares relating to option rights already granted prior to December 31, 2003, under Stock Option Plan 2001, to members of the Management Board of Deutsche Telekom AG, executives at levels below the Management Board of Deutsche Telekom AG, other executives, managers and specialists of Deutsche Telekom AG, and managing board members and other executives of second- and lower-tier domestic and foreign group companies. The conditional capital shall be implemented only to the extent option right holders exercise their option rights.

        The term of the option rights runs until August 12, 2011 (Tranche 2001) and July 14, 2012 (Tranche 2002). Half of the option rights of Tranche 2002 are still subject to a lock-up period and will not be exercisable before July 14, 2005.

        The new shares participate in profits from the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders' meeting that adopts a resolution on the appropriation of net income for the preceding fiscal year, the new shares will participate in the profits starting at the beginning of the fiscal year then ended.

        For further information regarding our stock-based compensation plans, including the number of options granted, exercise prices and expiration dates, please refer to notes (27) and (44) to the consolidated financial statements. See "Item 8. Financial Information—Litigation" for a description of litigation with respect to Stock Option Plan 2000.

Loans to Supervisory Board and Management Board Members

        Pursuant to the Stock Corporation Act, a Supervisory Board member may not receive a loan from us, unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board. As a reporting issuer in the United States, we are subject to certain prohibitions on loans to officers and directors. At present there are no outstanding loans to any of our Supervisory Board or Management Board members.

SHARE OWNERSHIP

        The members of our Management Board owned a total of 5,800 Deutsche Telekom shares, and options in respect of a total of approximately 824,600 Deutsche Telekom shares as of January 28, 2005. No individual member of the Management Board beneficially owned 1% or more of our outstanding shares as of January 28, 2005.

        On an individual basis, the members of our Management Board beneficially owned the following numbers of Deutsche Telekom shares as of January 28, 2005:

Name	No. of Shares Beneficially Owned
Current members
Kai-Uwe Ricke	—
Dr. Karl-Gerhard Eick	—
Dr. Heinz Klinkhammer	4,000
Rene Obermann	—
Walter Raizner	—
Konrad F. Reiss	1,000
Total	5,000
Former members who served on our Management Board during 2004:
Josef Brauner	800
Thomas Holtrop	—
Total	800

        The members of the Supervisory Board owned a total of 13,044 Deutsche Telekom shares as of January 28, 2005. No individual member of the Supervisory Board beneficially owned 1% or more of our outstanding shares at January 28, 2005.

        On an individual basis the members of our Supervisory Board beneficially owned the following numbers of Deutsche Telekom shares as of January 28, 2005:

Name	No. of Shares Beneficially Owned
Current members:
Dr. Klaus Zumwinkel	—
Franz Treml	—
Monika Brandl	704
Josef Falbisoner	504
Dr. Hubertus von Gruenberg	—
Volker Halsch	—
Lothar Holzwarth	642
Dr. sc. techn. Dieter Hundt	—
Waltraud Litzenberger	108
Michael Loeffler	125
Hans W. Reich	—
Dr. Wolfgang Reitzle	4,500
Dr. Hans-Jurgen Schinzler	2,200
Dr. Klaus G. Schlede	—
Wolfgang Schmitt	3,826
Michael Sommer	—
Ursula Steinke	100
Prof. Dr. h.c. Dieter Stolte	—
Bernhard Walter	—
Wilhelm Wegner	335
Total	13,044
Former members who served on our Supervisory Board during 2004:
Dr. Manfred Overhaus	—
Dr. Wendelin Wiedeking	3,000
Total	3,000

        No stock options have been granted to members of our Supervisory Board.

EMPLOYEES AND LABOR RELATIONS

Employees

        As of December 31, 2004, the companies within the Deutsche Telekom consolidated group employed a workforce of 244,645 people worldwide, excluding interns and apprentices. This represents a decrease of 1.6% from year-end 2003. The following table provides a geographic breakdown of our workforce at the dates indicated:

	December 31,
	2004	2003(1)	2002(1)
Deutsche Telekom group employees(1)	244,645	248,519	255,969
thereof:
Germany	170,837	173,278	177,823
European Union outside of Germany(2)	38,789	41,846	45,755
Other European countries	9,909	10,188	11,493
North America	23,788	21,525	19,144
Rest of the world	1,322	1,682	1,754

(1)
Employees, excluding interns and apprentices.

(2)
The numbers of employees in 2003 and 2002 have been adjusted to include those in the member states of the European Union as of December 31, 2004.

        The following table shows (i) the number of civil and non-civil servant employees within the Deutsche Telekom consolidated group as well as within Deutsche Telekom AG, and (ii) the total number of employees by division, at the dates indicated:

Deutsche Telekom Group Employees(1)

	December 31,
	2004	2003(1)	2002(1)
Deutsche Telekom AG(1)	110,979	118,669	120,009
thereof:
Civil servants	47,163	49,793	50,776
Salaried employees and wage earners(2)	63,816	68,876	69,233
Deutsche Telekom group(3)	244,645	248,519	255,969
thereof:
Civil servants	47,163	49,793	50,776
Salaried employees and wage earners	197,482	198,726	205,193
thereof:(4)
T-Com	123,254	129,644	149,106
T-Systems	39,506	40,833	43,292
T-Mobile	44,592	43,427	41,597
T-Online	3,004	2,615	2,608
GHS	34,289	32,000	19,366

(1)
Employees, excluding interns and apprentices.

(2)
Thereof, 8,366 "civil servants temporarily without civil servant status" at December 31, 2004. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions, or accept employment conditions within the group, that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.

(3)
Thereof, 29,170 employees and civil servants who have been transferred from Deutsche Telekom AG to subsidiaries with the right of return to Deutsche Telekom AG.

(4)
The figures for 2002 and 2003 have been restated to correspond with the organizational structure of the Deutsche Telekom consolidated group for 2004.

During fiscal year 2004, we did not employ a significant number of temporary employees.

Employee Relations

        In Germany, works councils (Betriebsräte), whose members are elected by the employees, represent the interests of the employees vis-à-vis the employer in accordance with the Works Constitution Act of 1972, as amended (Betriebsverfassungsgesetz, the "Works Council Act"). Works councils are established locally, as well as at a company level and at the group level. Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including work schedules and rules of conduct. In 2001, the Federal Republic enacted amendments to the Works Council Act that increase the influence of works councils in some matters, such as the obligation to exempt an additional number of members of the works councils from their regular work within companies with more than 200 employees (previously 300). Furthermore, as required by the E.U. Act on European Works Councils, we established in April 2004 a European works council, which will only have the right to information and consultation and not the right to participate in the decision-making process.

        Traditionally we have a good relationship with our works councils and the unions, and their cooperation is important to us, including with regard to our work force reduction plans. Constructive relations with our employees and their representatives are of importance to us.

Civil Servants

        As of December 31, 2004, approximately 19.3% of our consolidated group's employees were German civil servants. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the laws that applied to our conversion to a stock corporation, our civil servant employees retained their civil servant status when that conversion occurred. As such, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized pursuant to the law governing our privatization to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunications Agency (Bundesanstalt für Post und Telekommunikation, the "Federal Agency") has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

        Deutsche Telekom AG also requires competitive, highly flexible and performance-oriented terms and conditions of employment for its civil servants. It was given greater scope under the law when the German Postal Employees Act, which also governs the legal position of civil servants at Deutsche Telekom AG, was amended and entered into force on November 13, 2004.

        Among other things, this law provides for the complete elimination of the Christmas bonus, making it possible to finance the reduction in weekly working hours from 38 to 34 under Deutsche Telekom's employment alliance, which also applies to civil servants from April 2004. The agreement provides the option of assigning tasks in companies within or outside the group to active civil servants. The civil servants' compensation, healthcare and pension entitlements are maintained. Under certain circumstances, civil servants may also be transferred, even without their consent, to companies in which Deutsche Telekom AG has a direct or indirect majority shareholding.

        Civil servants employed by us are entitled to pension benefits provided by the federal government pursuant to the Civil Servants' Benefits Act (Beamtenversorgungsgesetz). Pursuant to the law governing our privatization, we are required to make annual contributions to a special pension fund established to fund such pension obligations. The special pension fund was merged in 2000 with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form a joint pension fund, the Federal Pension Service for Post and Telecommunication (Bundes-Pensions-Service für Post und

Telekommunikation e.V., the "BPS-PT"). The BPS-PT works for the funds of all three companies and also handles financial administration for the Federal Republic on a trust basis. All transactions for pension and allowance payments to employees are made by BPS-PT for the companies Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

        In accordance with the provisions of the Post and Telecommunications Reorganization Act (Post neuordnungsgesetz), the special pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants of Deutsche Telekom AG and the imputed gross remuneration of civil servants temporarily without civil servant status of Deutsche Telekom AG entitled to pension payments. These contributions amounted to approximately EUR 777 million in 2004, EUR 809 million in 2003 and EUR 838 million in 2002. A fixed annual contribution of EUR 1.5 billion was payable for the years 1995 through 1999.

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

Other Employees

        As of December 31, 2004, approximately 80.7% of our group's employees were non-civil servants. In addition to being covered by collective bargaining agreements, the non-civil servant employees in Germany are, in general, covered by the Dimissal Protection Act (Kündigungsschutzgesetz), which imposes various restrictions on the involuntary termination of employment.

        The majority of our employees in Germany are organized in unions, principally the union "ver.di" (Vereinte Dienstleistungsgewerkschaft). We also have labor contracts negotiated with smaller unions. Due to our acquisition of debis Systemhaus GmbH in 2002, the union IG Metall (Industriegewerkschaft Metall) also represents some employees of T-Systems. The terms and conditions of employment and salary increases for non-civil servant employees are negotiated between the unions and us. Pursuant to the law governing our privatization, the Federal Agency is responsible for concluding collective bargaining agreements relating to certain statutorily defined non-wage benefits, rules of conduct and other general terms of employment. Such agreements only become effective with our consent. For more information regarding agreements between us and the Federal Agency, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

        We and ver.di concluded a collective bargaining agreement in May 2001, which included the introduction of a new evaluation and pay system as of July 1, 2001. As a result, we completed the phase-out of our old pay system, which was based on civil service regulations. Now, employee pay is based on the position in which an employee serves and no longer reflects criteria such as age, marital status or seniority. The new pay system increased the performance-based component of employees' pay. Moreover, a single collective bargaining agreement now applies throughout all of Germany, in the same manner and with the same terms. A collective bargaining agreement signed in May 2000 had already introduced a performance-based pay component for all employees. As of July 2001, the existing performance-based component was increased to 6% and in July 2002 to 7%.

        On March 23, 2004, we reached a new collective bargaining agreement with ver.di. This agreement includes, among other things, a reduction in the weekly working time for the employees of Deutsche Telekom AG in the T-Com and Group Headquarters & Shared Services divisions from 38 hours to 34 hours, with a partial reduction in wages beginning in March 2004. In addition, as of January 1, 2005, a 2.7% increase in compensation took effect. Further, we committed to avoid layoffs until the end of 2008. The new compensation agreement will be effective until March 31, 2006.

        In June 2002, the ver.di union and we signed a collective agreement concerning employee rationalization matters within Germany. This agreement contains provisions providing protection in the case of rationalization-related job cuts affecting employees covered by collective agreements and in the case of apprentices who have successfully completed their training. In accordance with these provisions, Vivento (formerly the Personnel Services Agency) has been established within Deutsche Telekom AG. This agency has as its primary task the absorption of covered employees affected by rationalization measures and, after appropriate re-training, if necessary, the placement of those employees in vacant positions inside and outside the Deutsche Telekom group. If no appropriate positions are vacant, the employees may, for limited periods, be assigned to third-party companies inside or outside the group for a fee in accordance with the provisions of the Law on Labor Leasing (Arbeitnehmerüberlassungsgesetz). In this case, the employees remain employees of Deutsche Telekom AG and their contractual rights and obligations (under the terms of collective agreements) are not affected by the assignment. In 2003 and 2004, apprentices who had successfully completed their training at Deutsche Telekom AG were transferred to Vivento for a maximum period of one year immediately after the completion of their training. In this case, too, the task and objective of Vivento is to find long-term positions for the apprentices inside or outside the Deutsche Telekom group.

        In addition to the above mentioned commitments contained in the new collective bargaining agreement signed on March 23, 2004, we agreed to reduce the compensation level for inactive employees within Vivento from 100% to 85%, beginning July 1, 2004. There will be no layoffs for employees within Vivento until 2008. The pay for apprentices who were kept on after their training for a limited period was also reduced. As of January 1, 2005, apprentices who have completed their training will no longer all be kept on in Vivento. Instead, the top 10% of every class completing the trainee examinations each year will now receive a permanent position within the Deutsche Telekom group under the general employment terms and conditions.

        Our intention in establishing Vivento was to facilitate our reduction of excess staffing and to achieve long-term, efficient management of our workforce, while avoiding compulsory redundancies. The transfer of employees to Vivento commenced in the fourth quarter of 2002. Until June 30, 2003, the divisions transferring employees to Vivento were obligated to make a one-time contribution to Vivento. Commencing in 2004, divisions transferring employees to Vivento, except T-Com, have been required to make one-time payments to Vivento relating to such transferred employees. The costs associated with future salaries of employees transferred to Vivento will be reflected in the results of our Group Headquarters and Shared Services segment.

        The Deutsche Telekom group controls transfers from the divisions to Vivento and back via transfer payments or individual management targets. In the case of T-Com, it has been agreed to control transfers via targets, as the high number of people joining (and leaving) the company requires an instrument that is effective, but involves a great deal of coordination. For all other Deutsche Telekom units, standardized regulations exist with regard to transfer payments. As of January 2004, the transferring units make one-time payments to Vivento for each employee transferred to Vivento (except T-Com, which, since June 2004, is no longer required to make transfer payments).

        As a result of the foregoing agreements, an additional 9,800 jobs were created due to the reduction in weekly working hours. Accordingly, some employees were not required to be transferred to Vivento and some employees from Vivento were transferred to permanent positions within the group.

        For information concerning our pension plan arrangements for non-civil servant employees, refer to note (28) to our consolidated financial statements and to "Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates."

ITEM 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        Prior to 1989, we were part of Deutsche Bundespost, a state-owned special asset (Sondervermögen des Bundes). In 1989, Deutsche Bundespost was divided into three distinct entities—Deutsche Bundespost Telekom, Deutsche Bundespost Postbank and Deutsche Bundespost Postdienst. Deutsche Bundespost Telekom was transformed, effective January 1, 1995, into Deutsche Telekom AG, a private stock corporation, which initially remained wholly-owned by the Federal Republic. Our first offering of equity securities to the public was in November 1996, followed by a second offering of equity securities to the public in June 1999. Each of the 1996 and 1999 offerings included U.S. public tranches.

        According to information supplied to us by the Federal Republic, at December 31, 2004, the Federal Republic's direct ownership interest in our company was approximately 22.74%. KfW-Bankengruppe (KfW), a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 15.29% of our shares at December 31, 2004.

        The Federal Republic administers its shareholdings and exercises its rights as a shareholder of Deutsche Telekom through the Federal Post and Telecommunications Agency, which is subject to the supervision of the Finance Ministry. In their capacities as shareholders, the Federal Republic and KfW may exercise only those rights that they have under the Stock Corporation Act and our Articles of Association, which are the same for all of our shareholders. For more information regarding the Articles of Association, please refer to "Item 10. Additional Information—Articles of Association."

        At present, the Finance Ministry and KfW each have one representative on our Supervisory Board. Furthermore, the Finance Ministry has one representative on the supervisory boards of our subsidiaries T-Systems International GmbH, T-Online International AG and T-Mobile International AG. For a description of the rights and responsibilities of the members of the Supervisory Board, see "Item 6. Directors, Senior Management and Employees—Supervisory Board."

        The table below sets forth the number of our ordinary shares held by holders of more than 5% of our ordinary shares and their percentage ownership, based on information supplied to us by the Federal Republic and KfW as of the dates indicated.

	For the year ended December 31,
	2004		2003		2002
Identity of Person or Group
	Shares owned	%	Shares owned	%	Shares owned	%
Federal Republic of Germany(1)	954,372,849	22.74	1,092,721,315	26.03	1,290,835,401	30.75
KfW(2)	641,717,667	15.29	702,704,750	16.74	504,590,664	12.02

		38.03		42.77		42.77

(1)
Reflects the sale of approximately 138 million shares by the Federal Republic to KfW in December 2004.

(2)
Reflects the sale of approximately 199 million shares by KfW to institutional investors in October 2004.

        As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce its holdings of Deutsche Telekom shares. A reduction in the holdings of our shares by the Federal Republic or KfW will not have a material negative effect on our governance or business.

        Based on the share register, as of March 11, 2005, we had approximately 2,489,197 registered holders of our ordinary shares, including 2,245 holders of record of our shares with addresses in the United States.

        As of March 11, 2005, there were 164,282,141 of our ADSs outstanding, with 1,451 holders of record of our ADSs with addresses in the United States and 63 holders of record of ADSs with addresses outside the United States.

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

        For as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhängigkeitsbericht) setting forth the relationships and the transactions entered into between us and the Federal Republic or its affiliated agencies and enterprises. This related-party report, which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor's findings thereon and to inform the shareholders as to the conclusion of both. In the 2004 related-party report, our Management Board declared that under the circumstances known to the Management Board, at the time of performing the business transactions between us and the Federal Republic and its affiliated enterprises, including the Federal Agency, we received appropriate remuneration for these transactions, and that we did not perform or omit any actions on behalf of or on the instructions of the controlling shareholder, in its capacity as such, or any other affiliated companies. Our independent auditors have confirmed the accuracy of the 2004 related-party report regarding relationships between our controlling shareholder and us.

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

        Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post and the Federal Agency. Because German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We made a payment of EUR 54.9 million for these services in 2004 (compared to EUR 62.9 million in 2003 and EUR 64.5 million in 2002).

        The total costs of the Federal Agency, consisting mainly of personnel costs for its employees, are allocated pursuant to a cost plus 2% attribution system of the Federal Agency in accordance with actual expenses of the Federal Agency.

Federal Republic as Regulator

        The Federal Republic's role as regulator is independent and distinct from its role as shareholder. This regulatory function is exercised by the German telecommunications regulator. Our telecommunications licenses held in Germany were acquired from the Federal Republic or its agencies. For more information, see "Item 4. Information on the Company—Regulation."

Federal Republic and Affiliated Entities as Customers

        The Federal Republic is one of our largest customers and purchases services on an arm's-length basis. We deal with the various departments and agencies of the Federal Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. We enter into contracts to provide telecommunications services to entities affiliated with the Federal Republic on an arm's-length basis in the ordinary course of our business.

        In 2004, we purchased goods and services amounting to EUR 0.7 billion from Deutsche Post World Net group. These mainly related to postage charges for letters and packages. During the same period, Deutsche Post purchased goods and services totaling EUR 0.4 billion from us. This amount primarily consisted of IT products and services.

        We are a partner in a consortium that has contracted with the Federal Republic to develop and operate a toll collection system for use with certain commercial vehicles traveling on roadways in Germany. Pursuant to this arrangement, we have, along with our partners, undertaken certain obligations, including financial and performance obligations. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Investments—Guarantees and Commitments" and "Item 8. Financial Information
—Litigation."

Arrangements with Deutsche Post

        We entered into an agreement with Deutsche Post in 2000, which called for us to provide, among other things, information technology and corporate network services to Deutsche Post. In 2004, Deutsche Post AG and T-Systems revised this agreement and extended its duration. In return for these services, Deutsche Post provides distribution and transportation, printing, warehousing and other services. The objective of the arrangement is to allow each company to focus on its core competencies and dispose of peripheral activities. The Chairman of our Supervisory Board is also the Chairman of the Management Board of Deutsche Post AG and Chairman of the Supervisory Board of Deutsche Postbank AG.

Arrangements with Deutsche Postbank

        We have a credit facility with Deutsche Postbank providing us with a line of credit of up to EUR 100 million. In 2004, we drew down that credit facility in maximum in the amount of EUR 41 million with an interest rate of the average monthly Euro OverNight Index Average (EONIA) rate plus 45 basis points per year.

        Deutsche Telekom has agreements with a number of banks, including Deutsche Postbank, pursuant to which we can draw on credit facilities up to EUR 9 billion according to a consortium credit facility agreement. The level of the interest rates depends on our rating, the amount of the consortium credit and the London InterBank Offered Rate (LIBOR) rate plus margin ranking to be applied, from 0.275% to 0.450%. The loan commitment fee is between 0.050% and 0.175% and also depends on our rating. There were no outstanding debts relating to the consortium credit facility at the end of 2004. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources."

        We engage in a variety of other routine commercial banking relationships with Deutsche Postbank.

Arrangements with KfW

        In 2000, our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., entered into three loan agreements with KfW in the amount GBP 150 million each, which are guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our credit rating. One loan will mature this year and the other two have terms of three years and five years, respectively.

Federal Republic Guarantees

        Under German law, all of our liabilities outstanding as of January 1, 1995, the date of Deutsche Telekom's registration in the Commercial Register (Handelsregister) in Bonn, became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic's obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 1, 1995. These guarantees amounted to an aggregate of EUR 2.1 billion as of December 31, 2004.

Pension Contributions for Civil Servants

        Civil servants (Beamte) employed by us are entitled to pension benefits provided by the Federal Republic. Under German law, we are required to make annual contributions to a special pension fund (Unterstützungskasse) established to fund these pension obligations. For more information, see "Item 6. Directors, Senior Management and Employees—Employees and Labor Relations" and "Item 5. Operating and Financial Review and Prospects—T-Com—Segment Analysis—Personnel Costs."

Investigation by the Bonn Public Prosecutor

        We are advancing funds to cover the legal expenses being incurred by current and former board members in connection with the Bonn public prosecutor's investigations of certain real estate valuation-related questions and other matters. For a description of these investigations, see "Item 8. Litigation
—Investigations." These funds will be required to be repaid to us if there is a final determination that these individuals violated the law.

DT 3 Offering

        In connection with the global offering by KfW of equity securities of Deutsche Telekom in June 2000, we agreed to bear certain offering-related expenses in view of the benefits accruing to us from the offering. We, the Federal Republic and KfW agreed to indemnify the underwriters of the offering against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, in the manner provided for in the underwriting agreement. The underwriting agreement allocated among us, the Federal Republic and KfW indemnification responsibility for different sections of the disclosure materials, with us taking responsibility vis-a-vis the underwriters for, among other things, the parts of the disclosure materials concerning our business and financial statements. Additionally, we agreed with KfW to assume responsibility for errors, if any, in the translation of some of the prospectuses and for certain supplementary disclosure items that were required under local law in some offering jurisdictions. Moreover, as the issuer of the shares that were offered, we became subject to the prospectus liabilities, if any, associated with the registering or listing of the securities offered in various jurisdictions. The underwriting agreement provides that its underwriter indemnification provisions are in addition to, and do not affect, any liability that we, KfW, the Federal Republic or the underwriters may otherwise have. For more information, see "Item 8. Financial Information—Litigation."

Other Transactions

        We provide telecommunications services to numerous companies, mainly throughout Europe, in the ordinary course of our business, including firms in which we hold an ownership interest and firms with which certain members of the Supervisory Board are affiliated. We also provide telecommunications services in the ordinary course of business to the Federal Republic and its agencies and instrumentalities (including corporations owned or controlled by or affiliated with the Federal Republic).

        In May 2002, T-Systems CSM GmbH and matrix42 AG entered into an agreement for the provision of consulting services, under which T-Systems paid matrix42 AG approximately EUR 100,000 in 2002. This agreement was renewed in March 2003 for one year. Konrad F. Reiss, CEO of T-Systems and member of our Management Board, at the time owned approximately 10% of the shares of matrix42 AG and was a member of matrix42 AG's supervisory board until 2002. Mr. Reiss no longer owns shares of matrix42 AG.

ITEM 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

        For more information, see "Item 18. Financial Statements."

EXPORT SALES

        See note (1) to our consolidated financial statements for a discussion of our revenues by geographic area.

LITIGATION

        The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. In addition, proceedings involving alleged abuse of a market-dominant position by us, and alleged antitrust violations, are pending before regulatory and competition law authorities. For additional information concerning pending proceedings before competition and regulatory authorities, see "Item 4. Information on the Company—Regulation."

Securities and Corporate Law-Related Proceedings

        A number of purported class action lawsuits have been filed and consolidated in the U.S. District Court for the Southern District of New York by or on behalf of purported purchasers of our ADSs issued pursuant to a registration statement on Form F-3 filed with the SEC on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserts claims against us and the former Chairman of our Management Board, and others, under U.S. federal securities statutes, based on allegations that statements made in the registration statement and prospectus were materially false and misleading, because we allegedly failed to adequately disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation, and allegedly overstated the value of our real estate portfolio. The court certified the action as a class action and defined the class to include all purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001 (the "Class"). The selling shareholder in the offering, KfW, has been dismissed from the action, and fact discovery in the U.S. class action suits has been completed. In addition, Deutsche Telekom and the former Chairman of its Management Board have filed motions for summary judgment seeking dismissal of all plaintiffs' claims with respect to nondisclosure of negotiations with VoiceStream and all plaintiffs' claims with respect to alleged overstatement of real estate values. These motions have not yet been fully briefed or argued.

        On January 28, 2005, plaintiffs' and defendants' counsel entered into a Stipulation and Agreement of Settlement. The settlement contemplated by the stipulation (the "Settlement") requires the approval of the court to become effective. The Stipulation provides, among other things, that we will pay USD 120 million (approximately EUR 92.2 million) into a settlement fund, the proceeds of which will be used to pay administrative expenses related to the Settlement and, if the Settlement is finally approved, by the Court and becomes effective, will be used to pay attorneys' fees and reimburse expenses of plaintiffs counsel and then be distributed to the members of the Class in accordance with a plan of allocation, which will also require Court approval. We expect a significant portion of this amount to be covered under our existing directors' and officers' liability (D&O) insurance policies. If the Settlement becomes effective, all claims that have been or could have been asserted by any Class members against us or any of the defendants that arise out of or relate in any way to the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth or referred to in the consolidated class actions, or that could have been asserted relating to the purchase, transfer or acquisition of ordinary shares in the form of our ADSs during the class period shall be dismissed and released.

        Purported purchasers of our shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed approximately 2,197 lawsuits (with approximately 14,500 plaintiffs) in Germany. The plaintiffs predominantly allege that the book values we recorded for our real property portfolio were improperly established and maintained under German GAAP. In many of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. In the most recent series of lawsuits, which were mainly filed in May 2003, plaintiffs assert additional allegations. They allege, among other things, that the purchase price for the U.K. mobile carrier One 2 One was unreasonably high and the prospectus did not inform investors about necessary write-offs to goodwill, that our internal mid-term financial plan for 2000-2004 was inaccurate, and that the prospectus did not properly inform investors about the general risks of international expansion, relations with our major shareholder, the Federal Republic, and the risks of the liberalization of the German telecommunications market. Further, they allege that our business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be purchased in an auction in August 2000.

        These lawsuits are pending before the District Court in Frankfurt am Main (Landgericht Frankfurt am Main), where a first oral hearing took place on November 23, 2004. In the hearing the presiding judge at that time issued a statement describing his preliminary view that he doubted whether the valuation method we used in determining the book values we recorded for our real property portfolio were compliant with the applicable legal standards. Therefore, he continued, it might be necessary to take evidence by obtaining an expert opinion with respect to the value of our real property portfolio. However, the presiding judge also stated that the court, in its preliminary opinion, and subject to additional briefing by the parties, regarded the claims not related to the valuation of our real property portfolio as unfounded. The next oral hearing is scheduled for June 21, 2005. The aggregate euro amount of all shareholders' claims filed in Germany in these lawsuits is approximately EUR 80 million.

        Many shareholders have also initiated conciliation proceedings with a state institution in Hamburg (Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg, or "OeRA"), mainly to stay the statute of limitations. According to information we have received orally from the OeRA, approximately 14,000 to 17,000 shareholders have instituted conciliation proceedings. Participation in these conciliation proceedings is voluntary, and we have declined to participate. We expect the claims made in these conciliation proceedings to be analogous to those made in the purported prospectus liability lawsuits described above.

        We are contesting each of the aforementioned lawsuits vigorously, however we are not in a position to predict the outcome or impact of the lawsuits or of the conciliation proceedings.

        On June 26, 2000, two of our shareholders filed a suit with the District Court in Bonn (Landgericht Bonn) seeking to have declared void the shareholders' resolutions authorizing both our 2000 stock option plan and a related conditional capital increase. The case was dismissed by the District Court in Bonn on February 20, 2001. The Higher Regional Court in Cologne (Oberlandesgericht Köln) dismissed the appeal against this decision. On February 4, 2002, the plaintiffs lodged an appeal on points of law with the Federal Court of Justice (Bundesgerichtshof). On February 16, 2004, the Federal Court of Justice rejected the appeal. This decision is final.

        In December 2000, T-Mobile filed arbitration proceedings in Vienna, Austria, against Elektrim S.A. (Elektrim) and Elektrim Telekomunikacja (Telco) claiming that Elektrim and Telco breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to Telco, a limited company under Polish law in which each of Elektrim and Vivendi S.A. had a shareholding of 49% (with another company, Ymer, holding the remaining 2%). In particular, T-Mobile claimed that (i) the transfer of shares required the approval of the Supervisory Board of PTC; (ii) the shareholders' agreement permitted only the transfer of a party's entire interest; and (iii) the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained. In November 2004, the arbitration tribunal ruled that (i) the transfer of the PTC shares to Telco was invalid; and (ii) that if Elektrim cannot recover those shares within two months, this shall be deemed to be a material breach, which under the PTC shareholders' agreement would give rise to a call option in favor of T-Mobile over Elektrim's shares at a price equal to their book value. Since Elektrim—in the opinion of Deutsche Telekom—did not recover these shares within the two month period, T-Mobile provided notice of exercise of its call option on such shares. Elektrim disputes the validity of this call option and claims it did recover the shares within the two-month period set by the tribunal. Apart from this, litigation among all parties, including Vivendi Universal and Elektrim and Telco continues, such that no assurance can be given as to the outcome and duration of these disputes.

        The previously reported proceedings arising from T-Mobile's joint venture agreement with the Virgin group companies and Virgin Mobile were settled on January 29, 2004. The Court of Appeal in England was requested not to deliver its judgment in the appeals it had heard in November 2003, and all parties were released from all accrued liabilities. As part of the settlement, the shareholders' agreement was terminated and the T-Mobile-appointed directors on the board of Virgin Mobile Telecoms Limited resigned. A new Telecommunications Supply Agreement was entered into, which became effective immediately. The agreement can be terminated only after eight years (with a two-year transition, which effectively means a minimum term of 10 years). As part of the settlement accord, it was also agreed that, in the event of a sale or public listing of Virgin Mobile within 30 months of the date of settlement, T-Mobile would receive a share of the proceeds of the sale, up to a maximum of GBP 100 million (approximately EUR 143 million). This agreement was amended in June 2004 to provide that T-Mobile would receive GBP 50 million (approximately EUR 72 million) in exchange for its right to receive any proceeds in the event of a sale or listing of Vigin Mobile. The Virgin group has now paid this amount to T-Mobile.

  Investigations

        As previously disclosed, the Bonn public prosecutor is conducting an investigation into allegations in the press and elsewhere asserting that the book values we recorded for our real property portfolio were improperly established and maintained under applicable accounting principles and so were substantially overvalued in our 1995 opening balance sheet and in later balance sheets. The Bonn public prosecutor has notified us that his investigation also involves whether we underpaid our German corporate income and trade taxes, because amortization and depreciation were higher than they should have been as a result of the alleged overstatement, and whether we wrongfully paid dividends to our shareholders in 1998 in reliance on the overstatement. We believe that the book values of our fixed assets with respect to the real property portfolio have been correctly presented in accordance with applicable accounting principles and dispute all allegations to the contrary. We have nonetheless been cooperating fully in the investigation and are interested in seeing it expeditiously resolved. We cannot offer assurances as to the timing or outcome of the prosecutor's investigation. The investigations are being conducted with regard to certain individuals and are not directed against us as a corporate entity. Adverse consequences for our company could follow if any of the individuals who are or who become subjects of the investigation are found to have violated the law. In 2003, we were informed that the Bonn public prosecutor's investigation into the allegations that the book values recorded for our fixed assets in general, including technical equipment and machinery, were improperly established and maintained under applicable accounting principles and, thus, were substantially overvalued in our 1995 opening balance sheet and in later balance sheets, was concluded without action.

        The Bonn public prosecutor is also conducting other investigations. One investigation concerns allegations that members and former members of our Management Board breached their duties by causing us to pay excessive consideration for VoiceStream and Powertel. Another investigation concerns allegations that we wrongfully bore liability risks in connection with the June 2000 global offering by KfW of our shares. We understand that these investigations are being conducted with respect to individuals and are not directed against us as a corporate entity. In each case, we believe that our board members and we have acted appropriately, and we are cooperating in the investigations. Adverse consequences for us, including litigation against us, could follow, however, if the individuals who are the subjects of the investigations are found to have violated the law.

        The Bonn public prosecutor has dropped his investigations asserting that we were involved in systematic wrongful billing.

        In addition, the investigation by the Bonn public prosecutor concerning allegations of prohibited insider transactions with respect to amendments in lock-up agreements with Sonera, which allowed Sonera to sell a number of our shares before the expiration of the relevant lock-up period, has also been dropped.

Proceedings Against Decisions of the German Telecommunications Regulator

  Wholesale Markets

  Interconnection

        The German telecommunications regulator issued decisions in 1997 and 1999 establishing the rates applicable to voice telephony interconnection services, which we subsequently provided from January 1, 1998, through December 31, 1999, and from January 1, 2000, through January 31, 2001, respectively. We filed complaints against both of these decisions, claiming higher rates. As regards the rates for services provided in 1998 and 1999, the Appellate Administrative Court in Münster (Oberverwaltungsgericht Münster) dismissed the case in 2003, and we did not appeal. With respect to the rates for services provided in 2000 and January 2001, the Cologne Administrative Court rejected our complaints in 2004, and we did not appeal this decision.

        In 2000, the German telecommunications regulator issued an order establishing a new tariff structure for interconnection, replacing the primarily distance-based tariff structure with an element-based tariff structure. We filed a complaint against this order and asked the Cologne Administrative Court for an injunction. In December 2000, the court granted the requested injunction, and the German telecommunications regulator applied to the Appellate Administrative Court in Münster for permission to appeal. The court rejected the appeal in May 2001. Meanwhile, in the main action, the Cologne Administrative Court decided in our favor. However, one of our competitors, Arcor, has appealed this decision in the main action. The proceedings in the main action are still pending.

        In 2001, the German telecommunications regulator issued a decision regarding the charges for interconnection services in the period from December 1, 2001, through November 2003, replacing the distance-based tariff-structure with an element-based tariff-structure. Certain of our competitors and we filed complaints and requests for injunctions with the Cologne Administrative Court. These motions for injunctions were rejected. In the main action some competitors and we withdrew the complaints. The remaining proceedings are still pending.

        In November 2003, the German telecommunications regulator issued a decision adjusting the rates applicable to interconnection services from December 1, 2003, through May 2006. We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates. These proceedings are still pending. In addition, a competitor filed a complaint with the Cologne Administrative Court against the charges for certain interconnection services. These proceedings are also still pending.

        In December 2003, the German telecommunications regulator partly approved an application from 15 local carriers for higher call termination charges. We pay these charges for calls that are terminated in the networks of other carriers. Before this decision, these charges had always been billed on a reciprocal basis, for example, at the rate approved for us. Under the new decision, with effect from December 15, 2003, through October 31, 2004, local carriers were allowed to charge EUR 0.50 per minute more for the termination of calls in their networks than we could charge for the termination of calls in its network. A competitor and we filed a complaint against this decision and asked the court for an injunction. The competitor's request for an injunction was rejected. However, the Cologne Administrative Court granted our request for an injunction in February 2004. The German telecommunications regulator appealed this decision. The Appellate Administrative Court in Muenster rejected the appeal. In the main action, the Cologne Administrative Court decided in our favor, but several of our competitors appealed this decision. These proceedings are still pending. In addition, the 15 local carriers have now filed a complaint against the German telecommunications regulator's aforementioned decision, claiming that the call termination charges they are allowed to charge should be higher. These proceedings are also still pending.

        In 2000, the German telecommunications regulator imposed upon us the obligation to offer Internet service providers and other enterprises Internet access to our fixed-line network at a flat rate by February 1, 2001. Additionally, the German telecommunications regulator barred us from charging different rates for peak and off-peak connections outside the scope of the required flat rate. We filed a complaint with the Cologne Administrative Court against this decision and asked for an injunction, but the court rejected our request. We appealed this decision, and the Appellate Administrative Court in Münster granted the injunction. In 2004, in the main action, the Cologne Administrative Court decided in our favor. This decision is final.

        In 2002, the German telecommunications regulator imposed upon us the obligation to offer a wholesale flat rate for connections to Internet platforms. We asked the Cologne Administrative Court for an injunction against this decision and filed a complaint in the main action. The court granted the injunction, but the German telecommunications regulator and a competing platform provider appealed this decision. The Appellate Administrative Court in Muenster subsequently rejected the appeal. In 2005, the German telecommunications regulator revoked the aforementioned obligation. We subsequently withdrew our complaint in the main action.

        In June 2003, the German telecommunications regulator issued a decision approving a surcharge of EUR 0.04 on our basic interconnection tariffs (access cost contribution). We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates. These proceedings are still pending. In addition, certain of our competitors filed complaints with the Cologne Administrative Court, claiming the annulment of the German telecommunications regulator's decision, and asked the court for an injunction. The court granted the injunction, and we appealed this decision to the Appellate Administrative Court in Münster. Accordingly, the proceedings in the main action are still pending.

        In September 2003, the German telecommunications regulator revoked the aforementioned access cost contribution insofar as it applied up to November 2003. We filed a complaint against this decision with the Cologne Administrative Court. These proceedings are still pending. In addition, two of our competitors also filed complaints against the revocation, claiming that the access cost contribution should have been revoked retrospectively as well as prospectively. These proceedings are still pending.

        In September 2004, the German telecommunications regulator issued a decision adjusting the rates for our wholesale broadband product, T-DSL ZISP, which we provided from October 1, 2004, to October 31, 2005. This product offered customers operating IP platforms access to our digital subscriber line network. We filed a complaint against this decision and asked the Cologne Administrative Court, for an injunction, claiming higher rates for using specific IP-connecting services. These proceedings are still pending.

  Local Loop

        In 1999, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop provided during the period April 1, 1999, to March 31, 2001 (the monthly rate for the main option was DM 25.40 (EUR 12.99) plus VAT). Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. A dispute arose as to whether and to what extent our business secrets disclosed to the German telecommunications regulator could also be disclosed to competitors taking part in the proceedings. In August 2003, the Federal Administrative Court (Bundesverwaltungsgericht) ordered the German telecommunications regulator to disclose to the competitors all of its files in connection with its local loop rates decision—including the disclosure of our business secrets. In October 2003, we filed a complaint with the Federal Constitutional Court (Bundesverfassungsgericht) and applied for an injunction. In February 2004, the Federal Constitutional Court granted the injunction in essence. The court decided that the German telecommunications regulator cannot disclose the files containing business secrets, except for those related to the German telecommunications regulator's aforementioned challenged decision in 1999. In June 2004, the Federal Constitutional Court extended the injunction for six months. In December 2004, the Federal Constitutional Court extended the injunction for six additional months. The proceedings in the main action are still pending. Although the outcome of these proceedings cannot be determined at this time, an adverse decision in the main action could subject our business secrets, submitted to the German telecommunications regulator, to public disclosure, which may have a material adverse effect on our competitive position or results of operations.

        In 2001, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop provided during the period April 1, 2001, to March 31, 2003 (the monthly rate for the main option was EUR 12.48 plus VAT. In April 2001 certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. These proceedings are still pending.

        In July 2002, the German telecommunications regulator imposed upon us the obligation to modify our contractual conditions for the provision of access to the local loop. We were required, among other things, to include in our contracts clauses requiring us to pay penalties in case of delay. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted the requested injunction, which was affirmed by the Appellate Administrative Court in Münster. The proceedings in the main action are still pending.

        In 2003, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop from May 1, 2003, through March 31, 2005 (the monthly rate for the main option is now EUR 11.80 plus VAT). Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. These proceedings are still pending.

        In 2004, the German telecommunications regulator issued a decision adjusting the rates for access to the local loop (one-time implementing and termination charges). Certain of our competitors filed complaints against this decision and asked the Cologne Administrative Court for an injunction, but the court rejected the request. The proceedings in the main action are still pending.

  Leased Lines

        In 2002, the German telecommunications regulator imposed upon us the obligation to modify our contractual conditions for the provision of leased lines. We were required, among other things, to include in our contracts clauses requiring us to pay penalties in case of delays, to expand our wholesale supply, and to warrant certain delivery periods. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted our request for an injunction, but the German telecommunications regulator appealed this decision. The Appellate Administrative Court in Münster subsequently rejected the appeal. The proceedings in the main action are still pending.

        In January 2005, the German telecommunications regulator issued a decision approving the rates for our digital leased lines, which are based on a new tariff structure. Three of our competitors filed complaints with the Cologne Administrative Court against the approval of these tariffs. The proceedings are still pending.

  Resale

        In 2003, the German telecommunications regulator imposed upon us the obligation to offer unbundled resale services that would permit telecommunications services resellers to acquire line access services (including DSL) unbundled from voice telephony calls. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court rejected our request for an injunction, but we appealed this decision to the Appellate Administrative Court in Münster. This court, too, rejected our request for an injunction. The proceedings in the main action are still pending.

  Billing and Collection

        In 2000, the German telecommunications regulator imposed upon us the obligation to continue providing billing and collection services to certain competitors, which were providing their services to our fixed-line customers. The affected services included call-by-call services, pre-selection services, certain value-added services, Internet-by-call services and directory assistance services. We asked the Cologne Administrative Court for an injunction and filed a complaint. In July 2002, the court rejected our request for an injunction. We appealed this decision to the Appellate Administrative Court in Münster, but this court also rejected our request. In November 2002, the Cologne Administrative Court decided the main action partly in our favor by excluding value-added services, Internet-by-call services and directory services from the obligation. In December 2002, the German telecommunications regulator and we appealed the decision to the Appellate Administrative Court in Muenster. These proceedings are still pending. In a related matter, in 2000, one of our competitors filed a complaint against the aforementioned obligation, claiming that we were also obliged to manage customer complaints, to send late payment warnings and to enforce late payments. In November 2002, the Cologne Administrative Court rejected this complaint. The competitor appealed the court's decision. These proceedings are still pending.

Retail Markets

        In 2001, the German telecommunications regulator decided that rates for external telecommunications of closed user group members are subject to regulatory approval. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted the requested injunction, which was affirmed by the Appellate Administrative Court in Münster. In the main action the Cologne Administrative Court decided in our favor. The German telecommunications regulator subsequently appealed this decision to the Appellate Administrative Court in Münster. The proceedings in the main action are still pending.

        In 2002, the German telecommunications regulator imposed upon us the obligation to raise the rates we had contractually agreed upon with two closed user groups. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted the requested injunction, which was affirmed by the Appellate Administrative Court in Münster. The proceedings in the main action are still pending.

        In 2003, the German telecommunications regulator approved our new "AktivPlus" tariffs, which offer our customers reduced-price telephone services for an additional monthly fee. Certain of our competitors filed complaints against the approval of these tariffs and asked the Cologne Administrative Court for an injunction, which was granted. We appealed this decision, and the Appellate Administrative Court in Muenster granted our request. The proceedings in the main action are still pending.

        In 2004, the German telecommunications regulator approved our "AktivPlus XXL" and "enjoy" tariffs, which offer our customers reduced-price to no-charge telephone services (e.g., weekend flat rate) for an additional monthly fee. Certain of our competitors filed complaints against the approval of these tariffs and asked the Cologne Administrative Court for an injunction. The court rejected the requested injunction, and the proceedings in the main action are still pending.

Other Proceedings

        In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and us before the Hamburg District Court, claiming that T-Online had engaged in an anti-competitive practice by bundling its "By-Call" Internet access charge with our ISDN telephone access. The court decided in our favor with regard to both the injunction as well as the main action. AOL Bertelsmann's appeal to the Hamburg Court of Appeals (Hanseatisches Oberlandesgericht Hamburg) was rejected. AOL Bertelsmann then lodged an appeal with the Federal Court of Justice. In March 2004, the Federal Court of Justice remanded the case to the Hamburg Court of Appeals for further proceedings in connection with certain factual determinations that may have a significant influence on the outcome of the appellate proceeding. We believe that these additional proceedings will not be concluded in the near term and that a determination with respect to a likely outcome cannot be made at this time.

        In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from us relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of our employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount we are obliged to pay as cost reimbursement for the use of such employee housing by our employees. Deutsche Post AG currently is seeking payment in the amount of EUR 139.7 million from us, although we expect that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, we raised counterclaims in the amount of EUR 62.6 million, reclaiming down-payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

        Oskar has filed a lawsuit in the Municipal Court in Prague, seeking damages in the amount of CZK 614,909,677 (aproximately EUR 19,542,000). Oskar supports its action with a decision of the Czech Antimonopoly Office, in which it declared that, by charging different prices to T-Mobile Czech Republic's end users for telecommunications services, T-Mobile Czech Republic had abused its dominant position. T-Mobile Czech Republic filed an action against this decision with the Administrative Court in Olomouc, which was later referred to the Supreme Administrative Court in Brno. More recently, the Supreme Administrative Court annuled the contested decision, based on the fact that the Czech Antimonopoly Office did not sufficiently prove that charging different prices led to the distortion of competition. According to the decision of the court, the Czech Antimonopoly Office must renew the administrative proceedings in order to obtain more evidence. Oskar claims in its action that the damage occurred for two main reasons: (1) charging different prices resulted in a decrease in outgoing traffic from the T-Mobile network to the Oskar network, which had a negative impact on the total balance of interconnection services for Oskar; and (2) as a result of charging different prices, Oskar did not obtain as large a number of customers as it would have obtained if the prices for calls from the T-Mobile network to the networks of Eurotel Praha and Oskar had been the same. We expect a hearing in the Municipal Court in Prague by the end of 2005.

        Media reports have suggested that radio frequency emissions from wireless mobile devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless mobile devices and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on our or T-Mobile USA's results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial money damages as well as injunctive relief. The defense of these lawsuits may divert management's attention, and T-Mobile USA may be required to pay significant awards or settlements and incur significant expenses in defending these lawsuits. In addition, T-Mobile USA could be subject to potential litigation, legislation or adverse publicity relating to damage caused by persons who use mobile telephones while driving.

        A number of substantially identical purported consumer class action lawsuits have been filed in various federal courts in the United States and consolidated in the U.S. District Court for the Southern District of New York, against T-Mobile USA, as well as other major U.S. wireless carriers, alleging that each of the defendants had violated federal antitrust laws by improperly tying the sale of wireless mobile devices to the sale of wireless telephone services. The complaints seek injunctive relief, treble damages, and attorneys' fees. These lawsuits are in their preliminary stages and we cannot predict the outcome or impact of these lawsuits. We are contesting these lawsuits vigorously.

        In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht München) against us and Siemens AG, alleging that we are both infringing on the plaintiff's patent by providing services using ATM technology. Because ATM technology is used in a number of products and services that we offer (e.g., T-DSL and T-ATM), an unfavorable outcome in this proceeding could have a substantial adverse effect on our business.

Toll Collect

        As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services and Cofiroute entered into an agreement dated September 2002 with the Federal Republic (represented by the Federal Ministry of Transport) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the "Toll Collect project." The partners are responsible for the development of the toll collection system, which has been built and operated by the joint venture Toll Collect GmbH (Toll Collect). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees.

        The start of operations, initially scheduled for August 31, 2003, commenced on January 1, 2005. On December 2, 2003, the partners paid, under protest, contractual penalties relating to such delay in the amount of EUR 250,000 per day until March 2, 2004, and EUR 500,000 per day thereafter until and including December 31, 2004. Following Toll Collect's accession to the operating agreement on December 14, 2004, the Federal Republic is now able to request payment of penalties from either the partners or Toll Collect. Besides these penalties, relating to delay, we believe that further penalties or liability for fault are excluded in the operating agreement until the beginning of operations and acceptance thereof by the Federal Republic.

        On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collect project. On April 23, 2004, the members of the consortium and the Federal Republic entered into an Implementation Agreement, in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004, and in which the Federal Republic agreed not to exercise any rights of termination, which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29, 2004, including a revised phase-in period and new penalty provisions as previously reported. In addition, the joint and several guarantee by the consortium members that Toll Collect will duly perform its duties pursuant to the operating agreement, was modified to extend to one year beyond phase 2 commencement. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures and Investments
—Contractual Obligations and Other Commitments."

        Additionally, the consortium and the Federal Republic have agreed to waive rights to mediation proceedings before arbitration with respect to any claims of the Federal Republic for damages and penalties.

        On September 8, 2004, the Federal Republic provided us with notice that it had initiated arbitration proceedings and asserted claims for damages against the partners, DaimlerChrysler Services and Deutsche Telekom AG, and the consortium, through the joint venture partnership, Toll Collect GbR. The Federal Republic alleges various breaches of the operating agreement and breach of duties of care in connection with the negotiation and conclusion of the operating agreement. On this basis, the Federal Republic has alleged initial claims for damages relating to lost toll revenues in the aggregate amount of approximately EUR 3.56 billion, plus interest, contractual penalties (including penalties as a result of the members of the consortium allegedly not seeking the agreement of the Federal Republic before concluding certain subcontractor agreements) in the aggregate amount of approximately EUR 1.03 billion, plus interest. This amount also includes contractual penalties of approximately EUR 790 million relating to the allegation that the agreement of the Federal Republic of Germany was not sought before certain subcontractor agreements were entered into. The amount of the contractual penalties may rise as the Federal Republic is also claiming time-related contractual penalties. Further, the Federal Republic has demanded production of certain documents and compliance with other terms of the operating agreement. On October 7, 2004, we provided a reply to the claims of the Federal Republic indicating, among other things, that we consider the claims of the Federal Republic as presented in the arbitration notice to be unsustainable. We intend to contest the Federal Republic's claims vigorously.

        Although the outcome of arbitration proceedings is difficult to predict with certainty, we have not established a reserve with respect to damages and any additional contractual penalties claimed by the Federal Republic (except with respect to certain legal expenses relating to this proceeding), including with respect to claims relating to subcontractor agreements and delays in construction of infrastructure, as we believe the claims presented in the arbitration notice are unsustainable.

        In 2000, we acquired UMTS licenses in auctions in Germany, the United Kingdom, the Netherlands and Austria for an aggregate amount of approximately EUR 15.8 billion. These purchases were invoiced by the respective countries without identifying whether a portion of the purchase price included the collection of VAT from the purchaser. Subsequent to the acquisition of these licenses, in the United Kingdom and Austria we and other licensees initiated proceedings in their respective home countries under the provisions of the E.U. directives relating to the recovery of VAT in certain circumstances. We do not expect a decision regarding these claims for repayment of VAT in the near future. However, should we prevail in these proceedings, we could receive a significant tax refund.

        In December 2004, and January/February 2005, a number of telephone directory service providers and former stockholders of these companies who receive data relating to customers of voice telephony services from us for the purpose of establishing their own directory services filed lawsuits in the District Court of Cologne (Landgericht Köln), or applied for payment orders in the aggregate amount of approximately EUR 544 million, plus interest, claiming reimbursement for payments made to us since 1999, as well as corresponding damages. The plaintiffs, referring to a decision by the European Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit), allege that we overcharged them for the provision of this data. We intend to contest these claims vigorously.

DIVIDEND POLICY

        The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

	Dividend Paid per Ordinary Share
For the years ended December 31,
	EUR	USD(1)
2001	0.37	0.34
2002	0	0
2003	0	0

(1)
Dividend amounts have been converted into U.S. dollars at the noon buying rate for the relevant dividend payment date, which occurred during the second quarter of the following year.

        As a consequence of the positive operational developments in our business during 2004, the Management Board and the Supervisory Board will recommend a dividend payment of EUR 0.62 per share (a total of EUR 2.6 billion, assuming approximately 4.2 billion shares entitled to such dividend), to our shareholders, payable in the second quarter of 2005. The proposed dividend will be distributed from our 2004 net income.

        Our shareholders will make a final decision on this recommendation at the annual shareholders' meeting scheduled for April 2005. Dividends paid will be subject to German withholding tax. For more information on German withholding tax and related United States refund procedures, see "Item 10. Additional Information—Taxation."

        The vote of a majority of the shares present and voting at the annual shareholders' meeting is required to determine the amount and timing of dividend payments in respect of the 2004 financial year. Since the Federal Republic and KfW (which is controlled by the Federal Republic) control approximately 38% of our outstanding shares, the Federal Republic may be able to exert significant influence over the outcome of such vote.

        We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined under German GAAP and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG's retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2004 were EUR 11.1 billion. Certain reserves (Rücklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

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

ITEM 9. The Offer and Listing

TRADING MARKETS

        The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our ordinary shares also trade on stock exchanges in Berlin, Bremen, Duesseldorf, Hamburg, Hanover, Munich and Stuttgart, and on the Tokyo Stock Exchange. Options relating to our ordinary shares trade on the German options exchange (Eurex Deutschland) and other exchanges.

        Our ADSs, each representing one ordinary share, are listed on the NYSE and trade under the symbol "DT." Our ADSs are also traded on the Frankfurt Stock Exchange under the title "DT Telekom ADR." The depositary for our ADSs is Citibank N.A. For information on our ADS holders in the United States, see "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

Trading on the Frankfurt Stock Exchange

        Deutsche Boerse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. It accounts for the vast majority of the turnover in exchange-traded shares in Germany.

        Our shares are listed in the Prime Standard segment of the Frankfurt Stock Exchange. The Prime Standard imposes internationally accepted transparency and disclosure requirements, such as filing of quarterly reports, application of internationally accepted accounting standards (either IFRS or U.S. GAAP), publication of a corporate calendar, covering key events of interest to investors, convening at least one analyst conference per year, periodic disclosures and ongoing financial communications in English.

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

        Our shares are also traded on Xetra (Exchange Electronic Trading), which is an electronic exchange trading platform. Xetra is available daily between 9:00 a.m. and 5:30 p.m. to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors can trade on Xetra through their banks or brokers.

        Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following a trade. Transactions off the Frankfurt Stock Exchange (for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although the parties may agree to a different period. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

        The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

        The trading supervisory offices (Handelsüberwachungsstellen) at the stock exchanges and the exchange supervisory authorities (Börsenaufsichtsbehörden) of the German federal states monitor trading activities on the German stock exchanges. The Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors compliance with the insider trading rules.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange's Xetra® trading system, together with the highs and lows of the DAX® index:

	Price Per Ordinary Share (€)		DAX®(1)
	High	Low	High	Low
Yearly highs and lows
2000	103.50	31.48	8,064.97	6,200.71
2001	38.75	14.50	6,795.14	3,787.23
2002	20.16	8.42	5,462.55	2,597.88
2003	14.51	9.13	3,965.16	2,202.96
2004	16.78	13.14	4,261.79	3,646.99
Quarterly highs and lows
2003
First Quarter	14.26	9.13	3,157.25	2,202.96
Second Quarter	13.50	10.33	3,304.15	2,450.19
Third Quarter	13.92	12.44	3,668.67	3,146.55
Fourth Quarter	14.51	12.36	3,965.16	3,276.64
2004
First Quarter	16.78	14.40	4,151.83	3,726.07
Second Quarter	14.92	13.14	4,134.10	3,754.37
Third Quarter	15.01	13.20	4,035.02	3,646.99
Fourth Quarter	16.65	14.56	4,261.79	3,854.41
Monthly highs and lows
2004
September	15.01	14.15	3,991.02	3,817.62
October	15.55	14.56	4,049.66	3,854.41
November	16.16	15.01	4,183.41	4,012.64
December	16.65	16.25	4,261.79	4,150.41
2005
January	16.84	16.05	4,316.40	4,201.81
February	16.63	15.74	4,402.03	4,279.97
March (through March 11, 2005)	15.97	15.34	4,428.09	4,337.68

(1)
The DAX® is a weighted performance index of the shares of thirty large German corporations. The composition of the DAX® and the weighting of different corporations in the DAX® has changed in the period covered by this table and may change in the future. Because a significant number of institutional investors adjust their stock portfolios to correspond to the composition of important stock indices, changes in the weighting of our shares in these indices have led to fluctuations in our share price in the past and could cause similar fluctuations in the future.

        On March 11, 2005, the closing sales price per ordinary share on Xetra® was EUR 15.34, which was equivalent to USD 20.66 per share, converted into U.S. dollars using the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York for March 11, 2005. On March 11, 2005, the noon buying rate was 1.3465 U.S. dollar per euro.

Trading on the New York Stock Exchange

        The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS ($)
	High	Low
Yearly highs and lows
2000	98 5/8	29 1/4
2001	36.56	13.39
2002	18.01	8.27
2003	18.13	10.11
2004	22.71	15.57
Quarterly highs and lows
2003
First Quarter	15.09	10.11
Second Quarter	15.38	11.30
Third Quarter	15.70	13.96
Fourth Quarter	18.13	14.48
2004
First Quarter	21.17	17.50
Second Quarter	18.24	15.57
Third Quarter	18.66	16.05
Fourth Quarter	22.71	18.35
Monthly highs and lows
2004
September	18.66	17.26
October	19.27	18.35
November	21.22	19.31
December	22.71	21.45
2005
January	22.37	20.88
February	21.61	20.78
March (through March 11, 2005)	21.04	20.60

        On March 11, 2005, the closing sales price per ADS on the NYSE was USD 20.60

ITEM 10. Additional Information

ARTICLES OF ASSOCIATION

        This Item provides a summary of certain information relating to our share capital and certain provisions of our Articles of Association and German law. This summary is not complete and is qualified by reference to our Articles of Association and German law in effect at the date of this filing. Copies of the Articles of Association are publicly available at the Commercial Register in Bonn, and an English translation has been filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2003, as amended on June 29, 2004.

Organization and Register

        We are a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act. We are entered in the Commercial Register maintained by the local court in Bonn, Germany, under the number "HRB 6794."

Object of Deutsche Telekom AG

        According to Section 2 of our Articles of Association, our object is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any service connected to these areas and also in related areas in Germany and abroad. We are entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise. We may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine ourselves to the administration of our participations. We may spin off our operations wholly or partly to affiliated undertakings, provided that applicable legal requirements, such as requisite shareholder resolutions, are satisfied.

Information relating to Supervisory Board and Management Board Members

        Pursuant to the Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board.

Class of Stock

        As of December 31, 2004, our capital stock consisted of 4,197,854,149 ordinary shares in registered form with no par value (Stückaktien). The individual shares do not have a par value as such, but they do have a notional par value that can be calculated by dividing the share capital amount by the number of shares.

Authorized Capital

        At the shareholders' meeting on May 25, 2000, an amendment to the Articles of Association was approved, which created authorized capital of up to EUR 3,865,093,163.52 for the issuance of up to 1,509,802,017 shares ("Authorized Capital 2000"). That authorization was used to the extent of EUR 2,990,459,880.96 for the issuance of new shares to effect the acquisition of T-Mobile USA (formerly VoiceStream and Powertel) in 2001.

        At the shareholders' meeting on May 18, 2004, our shareholders adopted a resolution cancelling the remainder of Authorized Capital 2000 and approved an amendment to the Articles of Association creating a new authorized capital of up to EUR 2,560,000,000 for the issuance of up to 1,000,000,000 shares ("Authorized Capital 2004"). That authorization may be used as a whole or on one or more occasions in partial amounts during the period ending May 17, 2009.

        The Management Board is authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' subscription rights (preemptive rights) when issuing new shares for mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including claims against Deutsche Telekom AG. The Management Board is authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued.

Conditional Capital

  Conditional Capital I

        At the shareholders' meeting on May 29, 2001, our shareholders approved a resolution authorizing the Management Board to increase our capital stock by up to EUR 500,000,000, divided into up to 195,312,500 shares ("Conditional Capital I"), to the extent that:

  •
  holders or creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants issued prior to May 28, 2006, by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding, on the basis of the authorization granted by resolution of the shareholders' meeting on May 29, 2001, exercise their conversion or option rights; or

  •
  holders or creditors obligated to convert convertible bonds issued prior to May 28, 2006, by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding, pursuant to the authorization granted by resolution of the shareholders' meeting on May 29, 2001, fulfill their conversion obligation.

        New shares participate in profits starting at the beginning of the fiscal year in which they are issued as a result of the exercise of any conversion or option rights or the fulfillment of any conversion obligations.

        In February 2003, approximately EUR 2.3 billion in convertible bonds were issued out of Conditional Capital I. The bonds are mandatorily convertible into common shares of Deutsche Telekom AG at maturity on June 1, 2006, at the latest. The bonds were issued by our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. They were priced at par with a 6.5% coupon and a conversion ratio that, depending on our share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). Except as otherwise described in their terms and conditions, the bonds allow for voluntary conversion into common shares of Deutsche Telekom AG during the period from July 1, 2003, to April 30, 2006, at a conversion ratio equal to 3,417.1679 shares for each EUR 50,000 nominal amount of bonds. The bonds that remain outstanding on June 1, 2006, are then subject to mandatory conversion.

  Conditional Capital II

        Also at the shareholders' meeting on May 29, 2001, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock by up to EUR 307,200,000, divided into up to 120,000,000 shares ("Conditional Capital II"), for the exclusive purpose of meeting subscription rights (preemptive rights) to shares from stock options granted to members of our Management Board, executives at levels below our Management Board and other executives, managers and specialists of Deutsche Telekom AG and to management board members and other executives of second- and lower-tier affiliates, on the basis of Stock Option Plan 2001.

        At the shareholders' meeting on May 18,2004, our shareholders adopted a resolution canceling Conditional Capital II with respect to 107,000,000 shares (equivalent to EUR 273,920,000), which left up to 13,000,000 shares, equivalent to an amount of EUR 33,280,000, available for the exclusive purpose of meeting subscription rights (preemptive rights) to shares from stock options granted prior to December 31, 2003, to members of our Management Board, executives at levels below our Management Board and other executives, managers and specialists of Deutsche Telekom AG, and to management board members and other executives of second- and lower-tier affiliates, on the basis of Stock Option Plan 2001.

        Accordingly, Conditional Capital II will only be effective to the extent such options are exercised. In 2004, 101,724 shares were issued. Any new shares issued participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders' meeting at which the shareholders adopt a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

  Conditional Capital III

        At the shareholders' meeting on May 25, 2000, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock. At the shareholders' meeting on May 29, 2001 our shareholders amended this resolution and authorized the Management Board to increase by up to EUR 2,621,237.76, divided into up to 1,023,921 shares ("Conditional Capital III"), exclusively to grant option rights to members of our Management Board and other executives of Deutsche Telekom AG, as well as management board members and other executives of second- and lower-tier affiliates on the basis of Stock Option Plan 2000. Conditional Capital III will only be effected to the extent such options are exercised. The new shares participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders' meeting that adopts a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

        For more information regarding our stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, see notes (27) and (44) to the consolidated financial statements and Item 6. Directors, Senior Management and Employees
—Compensation—Stock Option Plans."

Voting Rights and Shareholders' Meetings

        Each share entitles its holder to one vote at our shareholders' meetings. Shareholders may pass resolutions at a general meeting by a majority of the votes cast, unless a higher vote is required by law or by our Articles of Association. Neither the Stock Corporation Act nor the Articles of Association provide for minimum quorum requirements for passing resolutions at shareholders' meetings. The Stock Corporation Act requires that significant resolutions be passed by a majority of the votes cast and with at least three-quarters of the share capital represented at a meeting.

        These significant resolutions include:

  •
  capital increases that provide for an exclusion of preemptive rights;

  •
  capital decreases;

  •
  the creation of authorized capital (genehmigtes Kapital) or conditional capital (bedingtes Kapital);

  •
  our dissolution;

  •
  our merger into, or consolidation with, another corporation;

  •
  split-off or spin-off pursuant to the Transformation Act;

  •
  transfer of all of our assets;

  •
  conclusion of intercompany agreements (Unternehmensverträge), including, in particular, control and profit-transfer agreements (Beherrschungs- und Gewinnabführungsverträge);

  •
  amendments to the statement of corporate purpose in our Articles of Association; and

  •
  a change in our corporate form.

        A shareholders' meeting may be called by the Management Board or by shareholders holding in the aggregate at least 5% of our issued share capital. In addition, if required in our interest, the

Supervisory Board must call a shareholders' meeting. Shareholders holding in the aggregate at least EUR 500,000 or at least 5% of our issued share capital may require that particular items be placed on the agenda. The annual shareholders' meeting must take place within the first eight months of the fiscal year and is called by the Management Board, upon the receipt of the Supervisory Board's report on our annual financial statements. Under the Articles of Association, the right to participate in and to vote at a shareholders' meeting will only be given to those shareholders who have timely registered with the company to participate at the shareholders' meeting (either in person or represented by an agent) and who are included in the share register (Aktienbuch) when their registration for the shareholders' meeting is received. There must be at least six days between receipt of the registration and the date of the shareholders' meeting, unless our Management Board shortens the time period. We must publish notice of shareholders' meetings in the Federal Gazette (Bundesanzeiger) at least one month prior to the date by which shareholders must register for the shareholders' meeting. The day of publication and the last date by which shareholders have to register for the shareholders' meeting are not counted for this purpose. In addition, we must publish a notice in a national authorized stock exchange journal.

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

Dividends and Other Distributions

        We may pay dividends immediately following the resolution by the shareholders at the annual shareholders' meeting regarding the distribution of profits. Shareholders participate in profit distributions in proportion to their shareholdings.

        Under German law, we may declare and pay dividends only from balance sheet profits as shown in the unconsolidated annual financial statements of Deutsche Telekom AG. In determining the distributable balance sheet profits, our Management Board and Supervisory Board may allocate to profit reserves (andere Gewinnrücklagen), either in whole or in part, the annual surplus (Jahresüberschuss) that remains after allocation to statutory reserves and losses carried forward. Under our Articles of Association, transferring more than one-half of the annual surplus to profit reserves is not permissible if, following the transfer, the accumulated reserves out of surplus would exceed one-half of our share capital. The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry forward profits in part or in full. Our shareholders may also decide by resolution to pay dividends in kind if the assets to be distributed are such as can be traded on a market.

        Dividends approved at a shareholders' meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders' meeting. Details regarding paying agents are published in the Federal Gazette. Shareholders holding shares through Clearstream Banking AG receive dividends by credit to their respective accounts.

Record Dates

        In accordance with the Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, will be the date of the general shareholders' meeting at which such dividends or other distributions are declared. The record date for determining which holders of our ordinary shares are entitled to vote at a general shareholders' meeting will be the date of such general meeting, provided that holders of our ordinary shares who are registered in the share register on the date of the meeting will be entitled to attend and vote at the meeting only if we have received from such holders notice of their desire to attend early enough so that there are at least six days between the day the notice is received and the day of the shareholders' meeting, unless the Management Board shortens the time period.

German Requirements to Disclose Shareholdings

        The German Securities Trading Act (Wertpapierhandelsgesetz, the "Securities Trading Act") requires each shareholder whose shareholding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting rights thresholds of a listed company to notify the company and the Federal Agency for Financial Services Supervision in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must, among other things, state the number of votes they have and the relative voting power that the number of shares they hold represents. Such shareholders cannot exercise any rights, including voting rights and the rights to receive dividends from those shares, until they have satisfied this disclosure requirement. Failure to notify may also trigger a penalty provided for by law. In addition, the Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

        Furthermore, the Securities Trading Act stipulates that any dealings in shares or financial instruments linked to such shares of Deutsche Telekom AG by members of our Management Board or Supervisory Board, or any other executives who have access to inside information on a regular basis and are authorized to make significant management decisions, as well as any person closely associated with such persons, must be disclosed to us and to the Federal Agency for Financial Services Supervision in writing within five business days, provided the aggregate dealings within one calendar year amount at least to EUR 5,000. We are obligated to publish such dealings without undue delay and send proof of this publication to the Federal Agency for Financial Services Supervision.

Repurchase of Shares

        Under the Stock Corporation Act, we may not purchase our own shares, subject to certain limited exceptions, for example, the approval of our shareholders as set forth below.

        At the shareholders' meeting on May 18, 2004, our shareholders approved a resolution authorizing Deutsche Telekom AG to purchase up to 419,775,242 of its own shares by November 17, 2005, which is slightly less than 10% of our capital stock, subject to the provision that the shares to be purchased on the basis of this authorization do not account for more than 10% of the capital stock of Deutsche Telekom AG in conjunction with the other shares of Deutsche Telekom AG that Deutsche Telekom AG has already repurchased and still possesses. The repurchase can be carried out in whole or in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The shares may also be purchased by "dependent" group companies of Deutsche Telekom AG, within the meaning of Section 17 of the Stock Corporation Act, or by third parties for the account of Deutsche Telekom AG or for the account of the dependent group companies. The shares must be purchased in compliance with the principle of "equal treatment" (Section 53a of the Stock Corporation Act), through the stock exchange or by means of a public purchase offer sent to all shareholders. The purchase price for the shares (excluding purchasing costs) must not exceed or fall below the market price by more than 5%, in the case of a purchase on the stock exchange, or 20%, in the case of an offer made to all shareholders.

        Pursuant to the resolution described above, our Management Board is authorized:

  (1)
  to resell the acquired shares through a stock exchange;

  (2)
  with the consent of the Supervisory Board, to use the acquired shares for the purpose of listing our shares on a foreign stock exchange where they are not listed;

  (3)
  with the consent of the Supervisory Board, to offer the acquired shares to third parties in the context of mergers or acquisitions of other companies, business units or interests in other companies;

  (4)
  with the consent of the Supervisory Board, to redeem the acquired shares. With the consent of the Supervisory Board, the Management Board may determine, i.e., that the capital stock remains unchanged upon redemption and instead that the proportion of the remaining shares in the capital stock is increased through redemption, pursuant to Section 8(3) of the Stock Corporation Act;

  (5)
  to offer the acquired shares to shareholders for subscription on the basis of an offer sent to all shareholders, without prejudice to their subscription rights and without prejudice to the equal treatment principle; and

  (6)
  with the consent of the Supervisory Board, to sell the repurchased shares other than through the stock exchange or by offering them to all shareholders, if the shares purchased are sold against cash settlement at a price which is not significantly lower than the market price of company shares of equal ranking on the date of sale. This authorization is limited to a maximum of 10% of Deutsche Telekom AG' s capital stock on the date of the resolution adopted by the Shareholders (i.e., to a maximum of EUR 1,074,624,620.80 in total or—if the value is lower—10% of the capital stock on the date of sale of the shares). In calculating the limit of 10%, that proportion of capital stock shall be deducted that relates to conversion and/or option rights and obligations from bonds issued since this authorization was granted, with subscription rights being excluded pursuant to Section 186(3) sentence 4 of the Stock Corporation Act.

        Shareholders' preemptive rights are excluded for the purposes listed in clauses (2), (3) and (6) above. Furthermore, the Management Board may, with the consent of the Supervisory Board, exclude the preemptive rights of shareholders for fractional amounts if shares are sold to our shareholders by offering them for sale as described in clause (5) above.

Preemptive Rights

        Under the Stock Corporation Act, every shareholder generally has preemptive rights (subscription rights) with respect to an issuance of new shares (including securities convertible into shares, securities with warrants to purchase shares, profit-sharing certificates and securities with a profit participation). Preemptive rights are freely transferable and may be traded on the German stock exchanges for a limited number of days prior to the final date for the exercise of the rights. The shareholders may exclude preemptive rights through a resolution passed by a majority of votes cast and a majority of at least three-quarters of the share capital represented in the shareholders' meeting. In addition, an exclusion of preemptive rights requires a report by the Management Board justifying the exclusion, by establishing that our interest in the exclusion outweighs the shareholders' interest in exercising their preemptive rights. Preemptive rights related to the issuance of new shares may be excluded without justification if:

  •
  we increase share capital in exchange for cash contributions;

  •
  the amount of the increase does not exceed 10% of the issued share capital; and

  •
  the shares are sold at a price not substantially lower than the current quoted share price.

Rights upon Liquidation

        In accordance with the Stock Corporation Act, upon a liquidation of Deutsche Telekom AG, shareholders will receive, in proportion to the number of ordinary shares held, any liquidation proceeds remaining after paying off all of our liabilities.

Corporate Governance

        We are obligated under German law to declare compliance and non-compliance with the Deutscher Corporate Governance Kodex (the "German Corporate Governance Code") at least once per year. The relevant declaration and the text of the German Corporate Governance Code are published in the English language on our World Wide Web site, accompanied by a short description of the German corporate governance concept.

Significant Differences in Corporate Governance Practices

        Our corporate governance practices are generally derived from the provisions of the Stock Corporation Act, the Co-Determination Act and the German Corporate Governance Code. German corporate governance standards differ from the corporate governance listing standards applicable to U.S. domestic companies that have been adopted by the NYSE. The following is a brief, general summary of the significant differences between German corporate governance standards as they relate to Deutsche Telekom AG and the NYSE listing standards relating to U.S. domestic corporate governance practices.

        Our company has three basic governance bodies—a management board, a supervisory board and its shareholders' meeting. The Stock Corporation Act requires a clear separation of management and oversight functions and therefore prohibits simultaneous membership on both boards. Our two-tiered board structure contrasts with the unitary board of directors envisaged by the relevant laws of all U.S. states and the NYSE listing standards. For more information on our Management Board and Supervisory Board, see "Item 6. Directors, Senior Management and Employees."

        Our members of the management board and the supervisory board must exercise the standard of care of a prudent and diligent business person when carrying out their duties. In complying with this standard of care, members must not only take into account the interests of shareholders, as would typically be the case with a U.S. board of directors, but also the interests of other constituents, such as our employees, and, to some extent, the public interest.

        Our management board is responsible for managing our company and representing it in its dealings with third parties. The members of our management board, including its chairman, are regarded as peers and share a collective responsibility for all management decisions.

        Our supervisory board oversees and monitors our management board and appoints and removes its members. However, our company's Articles of Association and the rule of procedure of our Supervisory Board have specified matters of fundamental importance that will require the approval of our Supervisory Board. Matters requiring such approval include decisions or actions that would fundamentally change our assets, financial position or results of operations. Additionally, since our Audit Committee is a committee of the Supervisory Board, its power and authority are likewise limited by German law. This limited ability to be involved in day-to-day management affairs is a fundamental difference between our company and U.S. domestic companies.

        In the United States, the interests of the owners are predominantly represented by the Board of Directors, whereas our Supervisory Board must be concerned with the interests of the owners and our employees. Our Supervisory board consists of 10 shareholder representatives and 10 employee representatives, who were elected by our employees. The Chairman of our Supervisory Board is a representative of the shareholders. In case of a tie vote, our Chairman may cast the tie-breaking vote.

German law also has several rules applicable to our Supervisory Board members which are designed to ensure a certain degree of independence of the board's members. The members of our supervisory board have to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of our Supervisory Board members must be approved by the Supervisory Board. Deutsche Telekom AG, as a German stock corporation, does not need to make the affirmative independence determination that is set forth in Section 303A of the NYSE-Listed Company Manual (as an NYSE listed U.S. company would be required to do).

        The Corporate Governance Code contains additional corporate governance rules applicable to our company. While these rules are not legally binding, companies failing to comply with the Corporate Governance Code's recommendations must disclose publicly that their practices differ from those recommended by the Corporate Governance Code. The Corporate Governance Code describes and summarizes the basic mandatory statutory corporate governance principles found in the Stock Corporation Act and other provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice. As we are a stock corporation with listings on a German stock exchange, we are required by Section 161 of the Stock Corporation Act to issue an annual compliance report stating which of the Code recommendations, if any, are not being applied. We may choose not to adopt suggestions without making any related disclosure. Our most recently issued compliance report, issued on December 16, 2004, notes that we comply with all of the recommendations of the Code without exception.

        Some of the Corporate Governance Code's recommendations are also directed at ensuring the independence of our Supervisory Board members. Specifically, the Corporate Governance Code recommends that the Supervisory Board should take into account potential conflicts of interest when nominating candidates for election to the Supervisory Board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. For nominations for the election of members of the supervisory board, care must be taken that the supervisory board, at all times, is composed of members who have the required knowledge, abilities and expert experience to complete their tasks properly. The Corporate Governance Code also includes the suggestion that the supervisory board members meet without any representatives of the management board attending, whenever necessary.

        With one exception, German corporate law does not mandate the creation of specific supervisory board committees. German corporations with more than 2,000 employees are only required to establish a mediation committee to assist the Supervisory Board in connection with disputes among the members of the Supervisory Board that may arise in connection with the appointment or dismissal of members of the Management Board. According to the Corporate Governance Code our Supervisory Board has established an Audit Committee which handles the formal engagement of our independent auditors once they have been approved at the shareholders' meeting. The Audit Committee also addresses issues of accounting, risk management and auditor independence. However, our Supervisory Board has constituted other committees to facilitate the work of the Supervisory Board. Although not legally required, our Supervisory Board mantains a General Committee, Finance Committee and Personnel Committee. For more information on these committees, see "Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom."

        As a result of our NYSE listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are also applicable to NYSE-listed U.S. companies. As a foreign private issuer, however, we have an extended compliance period for most of these rules and must comply by July 31, 2005. We have chosen to pre-comply with these requirements and created our separate Audit Committee in October 2003. Our Audit Committee is not subject to the requirements similar to those applied to U.S. companies under Section 303A.07 of the NYSE Listed Company Manual. These requirements include an affirmative determination that Audit Committee members are "independent" using more stringent criteria, the adoption of a written charter addressing the audit committee's purpose and an annual performance evaluation, and the review of an auditor's report describing internal quality-control issues and procedures and all relationships between the auditor and the corporation. However, our Audit Committee does have a charter. For more information on our committees, see "Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom."

        The NYSE Listing Manual only requires U.S. companies to seek shareholder approval for certain equity compensation plans and issuances of common stock. Under the Stock Corporation Act and other applicable German laws, shareholder approval is required for amendments to the articles of association, certain corporate measures (including inter-company agreements and material restructurings), the issuance of new shares and of convertible bonds or bonds with warrants attached, the authorization to purchase the corporation's own shares and other essential issues, such as transfers of important assets by the stock corporation, including shareholdings in subsidiaries. However, we might not be required to seek shareholder approval for issuances of shares in some circumstances in which a U.S. company would be required to do so under the NYSE rules applicable to U.S. domestic companies (e.g., an acquisition of another company for shares representing more than 20% of our shareholders' voting power using previously authorized capital available for the acquisition).

EXCHANGE CONTROLS

        There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Iraq, the Taliban and Osama bin Laden. The Deutsche Bundesbank publishes information concerning financial sanctions programs at http://www.bundesbank.de/finanzsanktionen/finanzsanktion.en.php.

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

        Further details on reporting requirements may be obtained at www.bundesbank.de/meldewesen/mw  aussenwirtschaft.en.php.

TAXATION

        The following is a summary of the material German tax and U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or shares by a U.S. Holder. In general, a U.S. Holder, as referred to herein, is any beneficial owner of ADSs or shares (1) that is a resident of the United States for purposes of the income tax treaty between the United States and Germany (referred to herein as the "Treaty"); (2) that is not also a resident of the Federal Republic of Germany for purposes of the Treaty; (3) that owns the ADSs or shares as capital assets; (4) that does not hold ADSs or shares as part of the business property of a permanent establishment or a fixed base in Germany; and (5) that is entitled to benefits under the Treaty with respect to income and gain derived in connection with the ADSs or shares.

        The following is not a comprehensive discussion of all German and U.S. tax consequences that may be relevant for U.S. Holders. Therefore, each U.S. Holder is strongly urged to consult his or her own tax advisers regarding the United States federal income and German tax consequences of the purchase, ownership and disposition of our ADSs or shares in light of his or her particular circumstances, including the effect of any state, local, or other foreign or domestic laws.

GERMAN TAXATION

        This summary is based on German tax laws in effect on the date hereof and is subject to changes in German tax laws or treaties. This summary reflects the changes made by the Act Concerning the Implementation of the Protocol Notice of the Federal Government Referring to the Recommendation for Mediation Regarding the Tax Incentive Reduction Act (Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz) and the Trade Tax Reform Act (Gesetz zur Äenderung des Gewerbesteuergesetzes). These laws were applicable to us for the fiscal year beginning January 1, 2004.

        In addition, the Federal Council of Germany adopted, on November 26, 2004, the Act for the Transformation of E.U. Directives into National Tax Law and for the Modification of Further Regulations (Entwurf eines Gesetzes zur Umsetzung von EU-Richtlinien in nationales Steuerecht und zur Änderung weiterer Vorschriften), which has been, in part, applicable to us since January 1, 2004.

Taxation of the Company in Germany

        In general, German corporations are subject to German corporate income tax at a flat rate of 25%, regardless of whether such income is distributed or not. The solidarity surcharge of 5.5% (which was instituted to finance costs associated with the unification of Germany) is imposed on the net assessed corporate income tax liability, resulting in an aggregate effective German corporate income tax rate of 26.375%, which does not include German local trade tax. The corporate income tax rate was increased by the Flood Victim Solidarity Act (Flutopfersolidaritätsgesetz), enacted in September 2002. As a result of the new law, the German corporate income tax rate was increased from 25% to 26.5% for fiscal year 2003 only. As of January 1, 2004, the German corporate income tax rate again amounted to 25%.

        In addition, German resident companies are subject to profit-related trade tax, which is levied on taxable income for trade tax purposes. The effective rate of the trade tax depends on the rate set by each municipality where the respective company maintains its business establishment(s). It generally ranges from 15 to 21%. In computing the taxable income of a corporation for corporate income as well as trade tax purposes, the trade tax on income is deductible as a business expense.

        Losses generally can be accumulated for corporate income tax as well as for trade tax purposes. To the extent losses cannot be offset against taxable income, the remaining portion can be carried forward indefinitely. An optional carryback to the previous year of up to EUR 511,500 is available for corporate income tax purposes.

        According to the Act Concerning the Implementation of the Protocol Notice of the Federal Government referring to the Recommendation for Mediation regarding the Tax Incentive Reduction Act, the offset of 100% of profits for a particular year against tax loss carryforwards is only possible up to an amount of EUR 1,000,000. Furthermore, profits exceeding the EUR 1,000,000 threshold can only be offset up to 60% against the loss carryforwards, so the remaining 40% will remain taxable income (so-called minimum taxation) for corporate income tax purposes.

        The Trade Tax Reform Act introduced a minimum taxation regime also for trade tax purposes, so the utilization of loss carryforwards is limited in the same way as for German corporate income tax purposes.

        Under the German participation exemption, losses from the sale or exchange of shares in a corporation or from the write-down of their value cannot be deducted from taxable income. The Act for the Transformation of E.U. Directives into National Tax Law and for the Modification of Further Regulations also applies with respect to trade tax levied at the level of a partnership, when such partnership incurs losses from the sale or exchange of shares in a corporation or from the write-down of their value.

German Withholding Tax on Dividends

        The full amount of a dividend distributed by a company is generally subject to German withholding tax at the domestic rate of 20%, plus a solidarity surcharge of 5.5% (effectively 1.1% of the dividend before taxes) resulting in an aggregate rate of withholding of 21.1%. For information regarding the entitlement of a U.S. Holder to claim a refund of part of the withholding tax, see "—Imposition and Refund of German Withholding Tax and Taxation of Dividends in the U.S. Taxation and U.S.—German Double Taxation Agreement of August 29, 1989—United States."

Taxation of Capital Gains

        Under German domestic law as currently in effect, capital gains derived by a non-resident shareholder from the sale or other disposition of shares or ADSs are subject to tax in Germany if such shareholder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of a company at any time during the five-year period immediately preceding the disposition.

        Even in this case, non-resident corporate shareholders are generally exempt from German tax on capital gains derived from the sale or other disposition of shares or ADSs under the German participation exemption. Pursuant to the Act Concerning the Implementation of the Protocol Notice of the Federal Government Referring to the Recommendation for Mediation regarding the Tax Incentive Reduction Act, as of January 1, 2004, 5% of the capital gains derived by non-resident corporate shareholders are treated as non-deductible business expenses and are subject to German corporate income tax and solidarity surcharge, so effectively only 95% of the capital gains are tax exempt.

        As described under "—U.S. Taxation and U.S.–German Double Taxation Agreement of August 29, 1989—Taxation of Capital Gains," a U.S. Holder will not be liable for German tax on capital gains under the Treaty.

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

        The right of the German government to impose inheritance or gift tax on a U.S. Holder may be further limited by the U.S.—German Inheritance and Gifts Tax Treaty of December 21, 2000.

Other German Taxes

        No German transfer, stamp or other similar taxes apply to the purchase, sale or other disposition of shares or ADSs by a U.S. Holder. Currently, net worth tax is not levied in Germany.

German Taxation of Bonus Shares

        The German tax authorities issued a release dated December 13, 2002, stating that the receipt of bonus shares in January 2002, with respect to shares purchased in our third public offering in 2000, constitutes other taxable income within the meaning of Section 22 No. 3 of the Income Tax Act. U.S. Holders are, therefore, not subject to German income tax with respect to bonus shares received in connection with our third public offering. The German tax authorities treat the receipt of bonus shares in connection with our third public offering differently from the receipt of bonus shares in connection with our second public offering.

        According to a circular of the Federal Ministry of Finance (Bundesministerium der Finanzen) dated December 10, 1999, bonus shares received in 2000, with respect to shares purchased in our second public offering in 1999, are taxable as dividend income to the shareholders, although no withholding tax was to be retained.

        However, the local tax court in Duesseldorf held in a ruling dated July 17, 2002, that the receipt of bonus shares should be treated as a purchase price adjustment for German tax purposes. This decision has been appealed and is now pending before the Federal Finance Court (Bundesfinanzhof). Shareholders may consider appealing any German income tax assessment that treats the receipt of bonus shares as a taxable dividend.

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

  •
  investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

  •
  investors that do not use the U.S. dollar as their functional currency.

Imposition and Refund of German Withholding Tax and Taxation of Dividends in the United States

        Under the Treaty, a U.S. Holder will be entitled to claim a refund to the extent the amount withheld exceeds the 15% rate provided under the Treaty, but will not be entitled to the additional payment associated with 2001 dividends.

        For example, for a declared dividend of 100, a U.S. Holder initially would receive 78.9 (100 minus the 21.1% withholding tax). The U.S. Holder would then be entitled to a partial refund from the German tax authorities in the amount of 6.1% of the gross dividend, which is equal to the difference between the amount withheld at the German domestic dividend withholding rate (plus the solidarity surcharge) and the amount computed under the applicable treaty rate (21.1% aggregate German withholding tax minus 15% Treaty withholding tax rate). As a result, the U.S. Holder would effectively receive a total of 85 (i.e., 85% of the declared dividend). The U.S. Holder would be deemed to have received a dividend of 100, subject to German withholding tax of 15.

        The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax), generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15%, in respect of dividends received before 2009, if the dividends are "qualified dividends." Dividends that we pay will be treated as qualified dividends if (i) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), and (ii) for dividends paid in the 2004 taxable year, we were not a foreign personal holding company ("FPHC") or foreign investment company ("FIC") in 2003 or 2004. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

        German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder's U.S. federal income tax liability or, at the holder's election, may be deducted in computing taxable income. A U.S. Holder will not be able to claim credits for German taxes that would have been refunded if the holder had filed a claim for a refund. For foreign tax credit purposes, dividends we pay will be foreign source "passive income" and, for taxable years beginning after December 31, 2006, "passive category income." For certain U.S. Holders, dividends we pay will be foreign source "financial services income" and, for taxable years beginning after December 31, 2006, "general category income." Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. tax authorities have indicated an intention to use existing law and to issue new regulations to limit the creditability of foreign withholding taxes in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income. You should consult your own tax advisor if you have questions about whether such rules may affect your ability to utilize foreign tax credits.

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

Taxation of Capital Gains

        Under the Treaty, a U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of shares or ADSs, provided the shares or ADSs subject to such transfer are not held as part of a permanent establishment or a fixed base in Germany.

        For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. Holder before January 1, 2009, generally is subject to taxation at a maximum rate of 15%. A U.S. Holder's ability to offset capital losses against income is subject to limitations. Deposits and withdrawals of shares in exchange for ADSs will not result in the recognition of gain or loss for U.S. federal income tax purposes.

German Inheritance and Gift Tax

        Under the estate tax treaty between the United States and Germany, a transfer of shares or ADSs by gift or upon death is generally not subject to German inheritance or gift tax, if the donor or the transferor is domiciled in the United States. However, this does not apply if the heir, donee or other beneficiary is domiciled in Germany. In this case, the transferred shares or ADSs are subject to German inheritance or gift tax. However, the amount of federal estate tax paid in the United States with respect to the transferred shares or ADSs will be credited against the German inheritance or gift tax liability pursuant to the estate tax treaty.

Bonus Shares

        Certain holders that acquired shares or ADSs at the time they were offered in our third public offering in 2000 were entitled to receive bonus shares if they continued to hold their shares or ADSs up to a specified date. The receipt of bonus shares will be treated differently for U.S. and German tax purposes. From a U.S. tax perspective, the receipt of bonus shares should be treated as a purchase price adjustment. Accordingly, U.S. Holders would not include any amount in income upon the receipt of bonus shares, but instead would reallocate their tax basis between the prior shareholding and the bonus shares.

        Because the German tax authorities now take the view that the receipt of the bonus shares with respect to our third public offering constitutes other taxable income within the meaning of Section 22 No. 3 German Income Tax Act, U.S. Holders are not subject to German income tax with respect to these particular bonus shares. For more information, see "—German Taxation—German Taxation of Bonus Shares."

        The German tax authorities currently treat the receipt of bonus shares with respect to our second public offering as a taxable dividend. Although the delivery of bonus shares was not subject to German withholding tax, a recipient that is a U.S. Holder would, in principle, still be liable for German tax at the 15% rate applicable to dividend income under the Treaty. A U.S. Holder must, therefore, file a tax return and report this income to the German tax authorities. For more information, see "—German Taxation—German Taxation of Bonus Shares." For purposes of the U.S. foreign tax credit limitation, it is possible that any German taxes paid with respect to bonus shares may be allocated to general limitation income. In that event, a U.S. Holder that does not receive sufficient foreign-source general limitation income from other sources may not be able to derive effective foreign tax credit benefits in respect of those German taxes.

        In the case of a U.S. Holder's sale or other disposition of the bonus shares or ADSs representing such bonus shares, the rules described under "—Taxation of Capital Gains" apply.

Refund Procedures for U.S. Holders

        Pursuant to administrative procedures introduced on a trial basis (and which, therefore, could be amended or revoked at any time), a simplified collective refund procedure currently is available to certain U.S. Holders of ADSs that are held through brokers participating in the Depository Trust Company ("DTC"). Under these procedures, DTC provides the German tax authorities with electronic certification of the U.S. taxpayer status of such U.S. Holders, based on information it receives from its broker participants, and collectively claims a refund on behalf of those U.S. Holders. This combined claim need not include evidence of a U.S. Holder's entitlement to Treaty benefits. The German tax authorities will issue refunds on a preliminary basis to DTC, which, in turn, will issue corresponding refund checks to the participating brokers. Under the specified audit procedures, which apply for up to four years, the German tax authorities may require brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of ADSs, along with official certifications on IRS Form 6166 of the last-filed U.S. federal income tax returns of such holders (discussed below). Brokers participating in the DTC arrangements may require that holders provide documentation establishing their eligibility for Treaty benefits.

        Claims for Treaty refunds by U.S. Holders of ADSs that do not participate in the DTC procedures discussed above may be submitted to the German tax authorities by the depositary on behalf of those holders. Holders that are entitled to refunds in excess of EUR 153.39 for the calendar year normally must file their refund claims on an individual basis; however, the depository may be in a position to make a refund claim on behalf of such holders. Details of the refund procedures for holders of ADSs can be obtained from the depository.

        If a U.S. Holder does not submit a claim for a Treaty refund pursuant to the collective refund procedures described above, then it must submit a claim for refund on an individual basis on a special German form, which must be filed with the German tax authorities at the following address: Bundesamt fuer Finanzen, Friedhofstrasse 1, 53221 Bonn, Germany. Copies of the required form may be obtained from the German tax authorities at that address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

        As part of an individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last-filed U.S. federal income tax return. IRS Form 6166 may be obtained by filing a request for certification (generally on IRS Form 8802) with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686 and Form 8802, can be obtained from the Internal Revenue Service Web site at www.irs.gov). Requests for certification must be in writing and must include the U.S. Holder's name, social security number or employer identification number and tax return form number, and the tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the U.S. Holder, that then must submit the certification with its claim for refund. A certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

        All claims for refund must be filed within four years of the end of the calendar year in which the dividend was received.

        Refunds under the Treaty are not available in respect of shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

Information Reporting and Backup Withholding

        Dividends on shares or ADSs, and payments of the proceeds of a sale of shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding, unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

DOCUMENTS ON DISPLAY

        We are subject to the reporting requirements of the Exchange Act. In accordance with these requirements, we file Annual Reports on Form 20-F and provide other information through reports on Form 6-K filed with or submitted to the SEC. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604, and 233 Broadway, New York, New York 10274. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports and information regarding registrants that file electronically with the SEC.

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

        The following discussion should be read in conjunction with "Summary of Accounting Policies" in the notes to the consolidated financial statements and note (35) to the consolidated financial statements which provides (i) a summary of the nominal amounts of and terms for derivative financial instruments, (ii) a summarized comparison of carrying values and fair values of derivative and non-derivative financial instruments, and (iii) other information relating to those instruments.

RISK IDENTIFICATION AND ANALYSIS

        We are exposed to market risks primarily from changes in foreign exchange rates, interest rates and share prices associated with assets, liabilities or anticipated transactions that may affect our operating results and financial conditions. We seek to minimize these market risks through our regular operating and financing activities and, following the evaluation of the exposures, selectively enter into derivative or non-derivative hedging instruments. Our policy is to enter into contracts for hedging instruments with major financial institutions with at least a BBB+ credit rating or equivalent, thereby minimizing the risk of credit loss. We do not enter into derivative contracts for trading purposes or other speculative purposes.

        The activities of our Central Treasury department are subject to policies approved by the Management Board and are monitored by the Supervisory Board. The Central Treasury's policies address the use of derivative financial instruments, including the approval of counterparties and the investment of excess liquidity. These policies are intended to minimize financial risks and to provide financial advantages to the entire group, such as the central management of cash resources and needs, cost reduction and the improvement of results from financial transactions. Central Treasury regularly informs the Management Board of the level and value of current market risk exposures. Certain transactions require prior approval by the Management Board. We regard effective market risk management as an important element of our treasury function. Simulations are carried out using market and worst-case scenarios in order to evaluate the effects of different market situations on our financial position. Our Central Treasury, operating as a service center, supplies financial services to individual Deutsche Telekom group entities corresponding to their requirements and local circumstances. Central Treasury management activities can be complex, and sometimes involve assumptions about the future or assessments of products, strategies or counterparty creditworthiness that may prove to be inaccurate. In such circumstances, unexpected losses or missed opportunities may result.

        Item 305 of Regulation S-K under the Exchange Act requires the presentation of quantitative information in Item 11 of Form 20-F using a tabular presentation, sensitivity analysis or value at risk. For financial years ending after December 31, 2004, Deutsche Telekom will present its financial statements according to IFRS. Exposure Draft 7 IFRS requires a sensitivity analysis for all financial instruments. For this reason we have changed our way of presenting quantitative information from a tabular presentation to a sensitivity analysis. The following discussion of our market-sensitive financial instruments includes forward-looking statements that involve risk and uncertainties.

FOREIGN EXCHANGE RATE RISK

        We are exposed to currency risks from our investing, financing and operating activities. Since our corporate objectives are pursued through our commercial operations, foreign currency exposures are normally hedged in cases where the risks would affect our cash flows (transaction risk). Foreign currency risks that do not affect our cash flows (risks resulting from the translation of the assets and liabilities of our consolidated group members outside the euro-zone into our reporting currency) generally remain unhedged. However, in specific circumstances, we hedge the foreign currency conversion risk inherent in investments in certain foreign entities and their results.

        Foreign currency transaction risks in our investing activities arise, for example, from the acquisition and/or sale of investments in foreign entities. Our Central Treasury hedges potential material exposures. If the exposure exceeds EUR 100 million, the Management Board determines the hedging strategy to be followed based on a proposal by Central Treasury. At December 31, 2004, we hedged the forcast sale of our shares in Intelsat Ltd. with a Sell USD/Buy EUR FX outright forward contract with a USD 107 million nominal amount and maturity January 12, 2005. After this transaction we were not subject to material foreign currency transaction risk from investing activities at December 31, 2004. However, our U.S. dollar-denominated investment in T-Mobile USA preferred stock is viewed as a financial instrument to be repaid, with transaction risk due to changes in foreign exchange rates. For accounting purposes, the preferred stock is treated as a hedgeable exposure of a net investment in a foreign entity. We hedge our U.S. dollar-denominated investment in T-Mobile USA preferred stock almost entirely with U.S. dollar-denominated long-term debt. The hedging instruments are:

Hedging Instrument	Nominal USD in millions	Maturity
Sell USD/Buy EUR FX swap	30	June 15, 2005
Fixed-rate bond	785	June 15, 2005
Fixed-rate bond	1,685	June 15, 2030
Fixed-rate bond	500	June 1, 2032
Fixed-rate bond	750	July 22, 2008
Fixed-rate bond	1,250	July 22, 2013

Total	5,000

        As of December 31, 2004, there were no other investment-related hedges in place.

        Central Treasury hedges our foreign currency risks from financing activities to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the group companies' functional currencies (primarily euros, U.S. dollars and British pounds), which are reflected in the interest rate risk presentation. At December 31, 2004, foreign currency denominated liabilities for which the foreign currency exposure is hedged consisted primarily of bonds and medium-term notes that are denominated in Japanese yen, British pounds, Czech koruna and Polish zloty. A variety of short-term foreign currency denominated inter-company loans typically are hedged with foreign currency swaps by Central Treasury. As a result of these hedging activities, we believe that we were not subject to material foreign exchange risk from financing activities at December 31, 2004.

        From operating activities, individual group entities conduct most of their transactions in their respective functional currencies. Therefore, foreign currency transaction risk from our ongoing operations is considered low. Some group companies, however, are exposed to foreign currency transaction risk related to certain anticipated foreign currency-denominated payments. These anticipated foreign currency-denominated payments relate primarily to foreign currency-denominated capital expenditures and expenses payable to international telecommunications carriers for international calls made by our domestic customers and expenses for mobile devices and roaming fees. We occasionally enter into foreign currency forward contracts or foreign currency options to hedge these forecasted foreign-currency denominated payments up to a maximum of one year. These payments are immaterial when compared with the group's consolidated cash flows, and did not expose the group to material foreign currency transaction risk at December 31, 2004.

        The table below provides information about our material foreign currency derivative instruments as of December 31, 2003 and December 31, 2004. Positive figures represent net buy positions and negative figures indicate net sales. FX rate represents the average contractual exchamge rate weighted with the nominal amounts above. The material non-derivative foreign currency denominated assets and liabilities are reflected in the interest rate presentation.

Derivative Instruments Subject to Foreign Exchange Risk
As of December 31, 2003
(millions of €)

Functional Currency: EUR

Foreign currency forward contracts

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
USD	(418)	230	171	386	11	—	380	(82)
FX rate	1.18	1.11	1.11	1.14	0.94		1.16
GBP	(150)	—	—	—	—	—	(150)	2
FX rate	0.70						0.70
HUF	19	—	—	—	—	—	19	1
FX rate	275.17						275.17
Foreign Currency Options
USD call	5	—	—	—	—	—	5	1
Strike price	0.88						0.88

As of December 31, 2004
(millions of €)

Functional Currency: EUR

Foreign currency forward contracts

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
USD	2,208	294	391	11	—	—	2,904	(181)
FX rate	1.32	1.17	1.14	0.94			1.28
GBP	(23)	—	—	—	—	—	(23)	1
FX rate	0.69						0.69
CZK	(20)	—	—	—	—	—	(20)	(0)
FX rate	30.84						30.84
HUF	(11)	—	—	—	—	—	(11)	(0)
FX rate	247.44						247.44
SKK	(135)	—	—	—	—	—	(135)	(2)
FX rate	39.26						39.26

Sensitivity Analysis

        Our only material exposure to changes in foreign currency exchange rates relates to our U.S. dollar-denominated position. A sensitivity analysis was performed on all of our USD/EUR foreign exchange derivatives as of December 31, 2004, which do not have offsetting positions on the balance sheet. This sensitivity analysis was based on a modeling technique that measures the hypothetical reduction in cash flow from a 10% weakening of the U.S. dollar relative to the euro. Based on our open U.S. dollar-denominated position at December 31, 2004, a 10% decrease in USD/EUR foreign exchange rates would approximate a EUR 85.5 million decrease in cash flows.

Nominal USD (in millions)	1,282.3
Spot rate y/e	1.3639
€ (in millions) (a)	940.2
10% decrease	1.5003
€ (in millions) (b)	854.7
Cash flow risk (b) - (a)	(85.5)

INTEREST RATE RISK

        We are exposed to market risk arising from changing interest rates, primarily in the euro zone, the United Kingdom and the United States. In order to reduce the impact of interest rate fluctuations on our cash-flows in these areas, we separately manage the interest rate risk for euro, U.S. dollar and British pound-denominated liquid financial assets and liabilities. Once per year, our Management Board specifies a desired mix of fixed- and floating-rate liquid financial assets and liabilities for the next three years. With consideration to our existing and forecasted debt structure, Central Treasury enters into interest rate derivative transactions to modify the interest payments on our debt in accordance with the parameters defined by our Management Board.

        As a result of these derivative hedging activities, 76% of our euro-denominated liquid financial assets and liabilities, 84% of our British pound-denominated liquid financial assets and liabilities, and 86% of our U.S. dollar-denominated liquid financial assets and liabilities had interest rates that were effectively fixed on average in 2004. All cross-currency interest rate swaps are associated with a foreign currency denominated debt instrument, thus offsetting all foreign currency risk in the cash flows of the corresponding cross-currency interest rate swap.

        The following tables summarize the principal amounts by contractual maturity, average contractual interest rate and fair value of the euro, U.S. dollar and British pound-denominated positions of all of our derivative financial instruments and those non-derivative financial instruments with a material fair value and material interest rate risk that we held as of December 31, 2003 and December 31, 2004. The tables reflect our strategy to manage interest rate risk. All assets and liabilities at fixed rates bear a fair value risk and all assets and liabilities at variable rates are subject to cash flow risk. Variable interest rate represents the most recently fixed interest rates. Average interest rate represents the weighted average rates covering all material instruments within the stated maturity.

Assets Subject to Interest Rate Risk
As of December 31, 2003
(millions of €)

Assets

Long-term loans

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate	3	23	13	2	3	13	57	56
Average interest rate	0.34	1.77	5.70	0.49	0.28	0.15	2.10
Variable rate	7	—	—	—	—	—	7	7
Average interest rate	7.49						7.49

Investment in non-current securities

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate	59	14	—	—	7	1	81	74
Average interest rate	3.20	8.38			6.88	4.99	4.41
Variable rate	—	—	—	—	—	2.00	2	2
Average interest rate						0.00	0.00

Investment in marketable securities

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate	65	—	—	—	—	0	65	65
Average interest rate	7.13					0.00	7.13

Liquid Assets

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate	7,958	—	—	—	—	—	7,958	7,958
Average interest rate	2.13						2.13

Liabilities Subject to Interest Rate Risk
As of December 31, 2003
(millions of €)

Liabilities

Bonds and debentures

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate	9,932	6,706	6,842	3,500	3,647	16,982	47,609	52,736
Average interest rate	7.22	7.06	6.41	6.98	5.16	7.61	7.04
Variable rate	1,050	350	128	—	—	—	1,528	1,189
Average interest rate	2.75	3.91	3.77				3.10

Liabilities to banks

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Fixed rate	513	1,382	33	98	228	1,058	3,312	3,245
Average interest rate	4.82	4.84	4.36	6.63	6.60	5.68	5.27
Variable rate	31	—	—	—	—	—	31	31
Average interest rate	2.12						2.12

Derivative Instruments Subject to Interest Rate Risk
As of December 31, 2003
(millions of €)

Interest rate swaps

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Receive variable, pay fixed	—	1,317	595	1,100	256	1,100	4,368	(338)
Average receive rate		2.73	6.17	1.50	2.16	2.21	2.72
Average pay rate		5.77	7.04	4.98	5.84	5.91	5.78
Receive fixed, pay variable	7,156	3,516	4,000	1,125	256	1,100	17,153	374
Average receive rate	4.08	2.58	2.94	3.57	5.03	5.26	3.56
Average pay rate	2.12	1.49	2.08	1.57	2.16	2.21	1.95

Forward Interest rate swaps

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Receive variable, pay fixed	—	—	—	1,587	1,428	—	3,015	(126)
Average receive rate				6M rate	6M rate		6M rate
Average pay rate				5.28	4.05		4.70
Receive fixed, pay variable	—	—	—	1,793	1,000	—	2,793	14
Average receive rate				3.54	3.92		3.68
Average pay rate				6M rate	6M rate		6M rate

Derivative Instruments Subject to Interest Rate Risk
As of December 31, 2003
(millions of €)

Functional Currency: EUR

Cross-Currency interest rate swaps

	Maturities
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Receive variable, pay variable	623	942	252	—	55	38	1,910	(235)
Average receive rate	2.46	0.14	2.38		3.08	1.19	1.30
Average pay rate	5.90	2.31	9.61		3.07	2.37	4.47
Receive fixed, pay variable	—	19	38	72	—	1,007	1,136	(143)
Average receive rate		4.31	1.80	11.57		5.96	6.15
Average pay rate		1.45	4.25	4.26		4.42	4.35
Receive variable, pay fixed	1,126	—	50	—	—	—	1,176	(173)
Average receive rate	1.56		2.38				1.59
Average pay rate	6.74		9.92				6.88
Receive fixed, pay fixed	326	—	243	—	93	—	662	(161)
Average receive rate	1.50		2.09		2.40		1.84
Average pay rate	5.92		6.32		6.81		6.19

Assets Subject to Interest Rate Risk
As of December 31, 2004
(millions of €)

Assets

Long-term loans

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate	17	5	4	4	2	11	43	43
Average interest rate	0.07	0.41	0.32	0.28	0.64	0.58	0.31

Investment in non-current securities

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate	9	—	—	4	—	2	15	16
Average interest rate	3.28			3.86		3.99	3.52
Variable rate	—	—	—	—	—	1	1	1
Average interest rate						4.17	4.17

Investment in marketable securities

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate	65	—	—	—	—	—	65	65
Average interest rate	6.35						6.35
Variable rate	22	—	—	—	—	—	22	24
Average interest rate	4.96						4.96

Liquid Assets

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate	8,042	—	—	—	—	—	8,042	8,042
Average interest rate	2.73						2.73

Liabilities Subject to Interest Rate Risk
As of December 31, 2004
(millions of €)

Liabilities

Bonds and debentures

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate	7,155	7,116	3,588	3,688	705	15,812	38,064	45,280
Average interest rate	6.47	6.10	7.05	5.13	4.11	7.64	6.60
Variable rate	400	128	—	—	1,000	—	1,528	1,543
Average interest rate	1.71	1.65			0.25		0.75

Liabilities to banks

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate	1,114	12	93	224	101	778	2,322	2,296
Average interest rate	6.00	5.23	6.87	7.17	5.90	7.09	6.50
Variable rate	236	183	94	58	91	60	722	721
Average interest rate	0.28	0.23	0.36	0.39	0.29	0.37	0.30

Derivative Instruments Subject to Interest Rate Risk
As of December 31, 2004
(millions of €)

Interest rate swaps

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Receive variable, pay fixed	1,246	612	2,506	256	—	1,100	5,721	(372)
Average receive rate	2.99	7.90	2.70	2.19		2.20	3.20
Average pay rate	5.75	7.10	5.16	5.84		5.91	5.67
Receive fixed, pay variable	5,290	4,000	4,798	1,256	—	1,100	16,444	340
Average receive rate	2.48	2.94	3.29	4.15		5.26	3.14
Average pay rate	2.24	2.18	2.38	2.17		2.20	2.26

Forward Interest rate swaps

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Receive variable, pay fixed	—	1,500	—	—	—	—	1,500	(3)
Average receive rate		EURIBOR3M					EURIBOR3M
Average pay rate		2.57					2.57

Derivative Instruments Subject to Interest Rate Risk
As of December 31, 2004
(millions of €)

Functional Currency: EUR

Cross-Currency interest rate swaps

	Maturities
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Receive variable, pay variable	1,023	252		111		34	1,420	(283)
Average receive rate	0.35	2.49		3.36		2.02	1.00
Average pay rate	2.97	11.89		3.36		2.38	4.57
Receive fixed, pay variable	19	38	72	80	—	1,166	1,375	(148)
Average receive rate	4.31	1.80	11.57	3.79		5.79	5.85
Average pay rate	1.92	4.30	4.36	10.35		5.25	5.43
Receive variable, pay fixed	174	50	133	—	121	—	478	(25)
Average receive rate	2.40	2.49	2.49		2.66		2.50
Average pay rate	10.33	9.92	6.77		9.62		9.12
Receive fixed, pay fixed	—	243	—	93		—	336	(95)
Average receive rate		2.09		2.40			2.18
Average pay rate		6.32		6.81			6.46

Sensitivity Analysis

        As a result of our derivative hedging activities, 26% of our euro-denominated liquid financial assets and liabilities, 8% of the British pound-denominated liquid financial assets and liabilities, and 8% of the U.S. dollar-denominated liquid financial assets and liabilities, had interest rates that were effectively variable at December 31, 2004. These portions of our liquid financial assets and liabilities are subject to cash flow risk because of changes in interest rates.

        Based on our outstanding euro-, British pound- and U.S. dollar-denominated liquid financial assets and liabilities subject to effective variable interest rates, a 100 basis point movement in the yield curve arising as an immediate and sustained increase would approximate a EUR 70 million annual decrease in cash flows. Likewise, a 100 basis point movement in the yield curve arising as an immediate and sustained decrease would approximate a EUR 70 million annual increase in cash flows.

Currency in millions

	EUR	GBP	USD
Liquid financial assets and liabilities(1)	(23,558)	(2,389)	(10,977)
Variable percentage	26%	8%	8%
Variable portion	(6,125)	(191)	(878)
Effect of 100 bp increase	(61)	(2)	(9)
FX-rate to euro	1.0000	0.7061	1.3639
in millions of euro	(61)	(3)	(6)

(1)
Financial assets less financial liabilities

EQUITY PRICE RISK

        We continuously evaluate investment opportunities to help us meet our business and strategic goals. We are exposed to equity price risk on our portfolio of equity securities. With limited exceptions, we do not hedge changes in fair value of our equity investments arising from fluctuations in quoted share prices. The following table presents the carrying value and fair value of those marketable equity securities comprising investments in start-up companies as well as other participations we held at December 31, 2004, and 2003, which are sensitive to changes in share prices:

Assets Subject to Equity Price Risk

	As of December 31,
	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(millions of €)
Investments in marketable equity securities	258	1,095	380	635

CHANGES IN MARKET RISK EXPOSURE IN 2004 COMPARED TO 2003

        Our exposure to foreign currency exchange risk did not materially change in 2004.

        In 2004, some fixed rate bonds were repaid at maturity. Intercompany loans to T-Mobile USA were converted into equity and foreign currency swaps used to hedge the foreign currency risk arising from these intercompany loans were terminated. To maintain the defined target mix of fixed and floating rate debt in our functional currencies, Central Treasury terminated certain existing interest rate swap transactions and entered into new interest rate swap transactions. The impact of these adjustments resulted in a decline in the level of our euro liquid financial assets and liabilities at fixed rates, whereas the level of our British pound liquid financial assets and liabilities at fixed rates increased and the level of our U.S. dollar liquid financial assets and liabilities remained stable.

        The following table summarizes the average level of liquid financial assets and liabilities that were at fixed rates after derivative adjustments for our main functional currencies as compared to our total overall average liquid financial assets and liabilities during 2004 and 2003:

Currency	Average 2004	Average 2003
euro	76%	83%
U.S. dollar	86%	86%
British pound	84%	80%

ITEM 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

        None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        For a summary of modifications to the rights of security holders, which matters were adopted at the Deutsche Telekom AG annual general shareholders' meeting held on Tuesday, May 18, 2004 in Cologne, Germany, see our Report on Form 6-K, "Other Information—Matters approved at the 2004 shareholders' meeting" on pages 55 through 57 of said Report, which section is incorporated by reference herein.

ITEM 15. Controls and Procedures

        As of December 31, 2004 (the "Evaluation Date"), our Chairman of the Management Board and Deputy Chairman of the Management Board carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities and that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this Annual Report is recorded, processed, summarized and reported on a timely basis. There were no significant changes in our internal controls, or in other factors that could significantly affect these controls subsequent to the Evaluation Date, and no corrective actions with regard to significant deficiencies and material weaknesses were undertaken.

ITEM 16A. Audit Committee Financial Expert

        The Supervisory Board has determined that Dr. Klaus G. Schlede is an "audit committee financial expert," as defined by Item 401(h) of Regulation S-K under the Exchange Act. Dr. Schlede has a business management degree and received his doctorate in 1969. From 1965 to 1980, he held various positions within the financial departments of Bayer Group in Bombay, Lima and São Paulo. From 1980 to 1987, Dr. Schlede was Director of Finance and, from 1984, Chief Financial Officer at Bayer AG. In 1987, he was appointed to Lufthansa AG's Executive Board as Chief Financial Officer. From 1991 to 1998, Dr. Schlede was Deputy Chairman of the Executive Board, and from 1998 to 2003, he was Chairman of the Supervisory Board at Deutsche Lufthansa AG. For more information, see "Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom."

ITEM 16B. Code of Ethics

        In addition to business conduct and fiduciary duties applicable by law to our directors, officers and employees, we have adopted a code of ethics specifically applicable to our chief executive officer, chief financial officer and chief accounting officer in order to promote honesty, integrity, transparency and ethical conduct in such persons' performance of their management responsibilities. Our code of ethics is available through our investor relations page on our World Wide Web site at http://www.telekom.de.

Other Corporate Governance Practices required by the Sarbanes-Oxley Act

        Although not required by the Sarbanes-Oxley Act until July 2005, we early-adopted procedures for the treatment of complaints relating to auditing and accounting matters. We have posted a description of our procedures on the investor relations page of our Web site, located at http://www.telekom.de.

ITEM 16 C. Principal Accountant Fees and Services

        Our "Audit and Non-Audit Services Pre-Approval Policy" (the "Pre-Approval Policy") was approved by the Audit Committee of the Deutsche Telekom AG Supervisory Board on April 9, 2003 (as amended on March 22, 2004). This policy is intended to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC and the NYSE as they relate to auditor independence. This policy requires all services which are to be performed by our external auditors to be pre-approved. This pre-approval may be in the form of a general pre-approval or pre-approval on a case-by-case basis.

        Services not specified in the Pre-Approval Policy with an estimated cost below EUR 500,000 may be pre-approved by the Chairman of the Audit Committee, with subsequent notice to the Audit Committee. All other services in excess of EUR 500,000 require the pre-approval of the full Audit Committee. All services to be provided by our auditors that do not require specific pre-approval by the Audit Committee, and all engagements for services and related fees for services on behalf of all consolidated companies, are required to be reported, on a quarterly basis, to a representative designated by the Audit Committee. Requests for services that require specific pre-approval by the Audit Committee must be accompanied by a joint statement of the requesting group company and the external auditors that the services requested are consistent with the Pre-Approval Policy and the SEC's rules on auditor independence. The Audit Committee has limited the aggregate amount of fees relating to pre-approval of All Other Services (as described below) to 75% of the total fees paid to our external auditors for Audit, Audit-Related and Tax services. The Audit Committee is regularly informed of the services and fees relating to such services to be performed by our external auditors.

        No services that are classified as prohibited services by the SEC were authorized after May 6, 2003.

        Our external auditors, PwC Deutsche Revision AG ("PwC") and Ernst & Young AG ("E&Y), billed the following services related to 2004 and 2003:

PwC	2004	2003
	(€ in millions)
Audit fees	18.0	16.2
Audit-related fees	6.5	8.2
Tax fees	0.9	3.4
All other fees	4.4	4.2
Total	29.8	32.0
E&Y	2004	2003
	(€ in millions)
Audit fees	20.3	13.7
Audit-related fees	2.6	2.7
Tax fees	1.3	0.3
All other fees	0.5	1.3
Total	24.7	18.0

Audit Fees

        Audit fees consisted of the audit of our financial statements and those of group companies, auditing of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions, including the formulation of audit opinions and reports, domestic and international legal audits, tax services, provided they are necessary for compliance with generally accepted auditing principles, and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes and tests which serve to promote understanding and reliability of the systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

Audit-Related Fees

        Audit-related fees mainly consisted of services which are normally performed by the external auditor in connection with the auditing of the annual financial statements. Audit-related services also included due diligence tests relating to possible acquisitions and sales of companies, advice on issues of billing, accounting and reporting, which were not classified as audit services, support with the interpretation and implementation of new accounting and reporting standards, auditing of employee benefit plans and support with the implementation of corporate control requirements for reporting.

Tax Fees

        Tax services consisted of services relating to issues of domestic and international taxation (adherence to tax law, tax planning and tax consulting. Services were commissioned for the review of tax returns, assistance with tax audits and appeals, evaluations for taxation purposes, as well as assistance relating to tax law and the review of compliance with tax law for international employees.

All Other Fees

        All other fees consisted of risk management advisory services, treasury advisory services, valuation services (the results of these services were not subject to audit procedures), review of valuation work performed by us or an independent third-party specialist employed by us, assistance related to procedures required by the German telecommunications regulator and other regulatory bodies. All of these services were unrelated to the audits of our financial statements.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

        None.

ITEM 16E. Purchases of Equity Security by the Issuer and Affiliated Purchasers

        None.

PART III

ITEM 17.    Financial Statements

        Not applicable.

ITEM 18.    Financial Statements

        See pages F-1 through F-111.

ITEM 19.    Exhibits

        Documents filed as exhibits to this Annual Report.

1.1	Memorandum and Articles of Incorporation (Satzung) of Deutsche Telekom AG as amended to date (English translation included) (incorporated by reference to Deutsche Telekom's Form 20-F/A filed on June 29, 2004)
2.1
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Exhibit 4.1 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)
2.2
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom (incorporated by reference to Exhibit 4.2 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932), filed with the SEC on September 13, 2004)
2.3
(Except as noted above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.)
4.1
Current Form of Management Board Service Agreement Relating to 2003 Salary and Bonus Compensation (incorporated by reference to Exhibit 10.1 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932), filed with the SEC on September 13, 2004)
4.2	Schedule 1 to Exhibit 4.1, Individual Deviations from Standard Management Board Services Agreement by current members of Management Board
4.3	Terms and Conditions of the MTIP 2004 of Deutsche Telekom AG and participating companies
4.4	Form of Standard MTIP Invitation Letter to Current Members of Management Board (English translation)
4.5	Schedule 1 to Exhibit 4.4, Individual Deviations from Standard MTIP Invitation Letter to Current Members of Management Board
4.6
Current Form of Post-Contractual Non-Compete Agreement (incorporated by reference to Exhibit 10.3 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932), filed with the SEC on September 13, 2004)
4.7	Schedule 1 to Exhibit 4.6, Individual Deviations from Standard Non-Compete Agreement by Current Members of Management Board, for portions of which confidential treatment has been requested

8.1	Significant Subsidiaries as of the End of the Year Covered by this Annual Report
11.1	Deutsche Telekom AG's Code of Ethics (incorporated by reference to Exhibit 11.1 to Deutsche Telekom's Form 20-F filed on March 30, 2004)
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act.
14.1	Consent of Independent Registered Public Accounting Firms

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 15, 2005	DEUTSCHE TELEKOM AG
	By:	/s/ KAI-UWE RICKE Name: Kai-Uwe Ricke Title: Chairman of the Management Board
	By:	/s/ DR. KARL-GERHARD EICK Name: Dr. Karl-Gerhard Eick Title: Deputy Chairman of the Management Board Finance and Controlling

DEUTSCHE TELEKOM AG

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Management and Shareholders of Deutsche Telekom AG

        We have audited the accompanying consolidated balance sheets of Deutsche Telekom AG as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, cash flows, and segment reporting for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Germany.

        Accounting principles generally accepted in Germany vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in Notes 41 through 44 to the consolidated financial statements.

March 14, 2005

Ernst & Young AG Wirtschaftspruefungsgesellschaft Stuttgart

(Prof. Dr. Pfitzer) Wirtschaftspruefer	(Hollweg) Wirtschaftspruefer

PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft Frankfurt am Main

(Frings) Wirtschaftspruefer	(Menke) Wirtschaftspruefer

CONSOLIDATED STATEMENTS OF INCOME

		For the year ended December 31,
	Notes
		2004	2003	2002
		(millions of €)
Net revenue	(1)	57,880	55,838	53,689
Cost of sales	(2)	(31,402)	(31,402)	(44,477)

Gross profit		26,478	24,436	9,212
Selling costs	(3)	(13,282)	(13,505)	(13,264)
General and administrative costs	(4)	(4,680)	(4,976)	(6,062)
Other operating income	(5)	6,936	4,558	3,901
Other operating expenses	(6)	(5,584)	(5,084)	(14,915)

Operating results		9,868	5,429	(21,128)
Financial income (expense), net	(7)	(3,327)	(4,031)	(6,022)

Results from ordinary business activities		6,541	1,398	(27,150)
Income taxes	(8)	(1,608)	225	2,847

Income (loss) after taxes		4,933	1,623	(24,303)
Income applicable to minority shareholders	(9)	(299)	(370)	(284)

Net income (loss)		4,634	1,253	(24,587)

Earnings (loss) per share in €		1.10	0.30	(5.86)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2004	2003
		(millions of €)
Assets
Noncurrent assets
Intangible assets	(13)	43,255	45,193
Property, plant and equipment	(14)	44,152	47,268
Financial assets	(15)	3,030	3,190

		90,437	95,651

Current assets
Inventories, materials and supplies	(16)	1,417	1,432
Receivables	(17)	5,131	5,762
Other assets	(18)	1,959	3,162
Marketable securities	(19)	95	173
Liquid assets	(20)	8,050	9,127

		16,652	19,656

Prepaid expenses and deferred charges	(21)	727	772

		107,816	116,079

Shareholders' equity and liabilities
Shareholders' equity	(22)
Capital stock	(23)	10,747	10,746
Additional paid-in capital	(24)	50,113	50,092
Retained earnings	(25)	248	248
Unappropriated net (loss) carried forward from previous year		(23,311)	(24,564)
Net income		4,634	1,253
Cumulative translation adjustment account		(8,513)	(8,017)
Minority interest	(26)	4,023	4,053

		37,941	33,811

Accruals
Pensions and similar obligations	(28)	4,591	4,456
Other accruals	(29)	12,250	11,247

		16,841	15,703

Liabilities	(30)
Debt		42,652	55,411
Other		9,758	10,451

		52,410	65,862

Deferred income		624	703

		107,816	116,079

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
Net income (loss)	4,634	1,253	(24,587)
Income applicable to minority shareholders	299	370	284

Income (loss) after taxes	4,933	1,623	(24,303)
Depreciation and amortization	12,248	12,884	36,880
Income tax expense (benefit)	1,602	(225)	(2,847)
Net interest expense	3,351	3,776	4,048
Net gains from the disposition of noncurrent assets	(1,258)	(792)	(428)
Results from associated companies	(41)	247	430
Other noncash transactions	(2,333)	(699)	1,144
Decrease (increase) in capitalized working capital(1)	577	(542)	184
Increase in accruals	808	1,584	1,410
(Decrease) increase in other working capital carried as a liability(2)	(40)	149	101
Income taxes received (paid)	12	88	(15)
Dividends received	82	39	63

Cash generated from operations	19,941	18,132	16,667

Interest paid	(4,569)	(4,481)	(6,112)
Interest received	935	665	1,908

Net cash provided by operating activities	16,307	14,316	12,463

Cash outflows for investments in
intangible assets	(787)	(844)	(841)
property, plant and equipment	(5,340)	(5,187)	(6,784)
financial assets	(809)	(373)	(568)
consolidated companies	(483)	(275)	(6,405)
Cash inflows from disposition of
intangible assets	11	24	14
property, plant and equipment	537	1,055	1,304
financial assets	2,028	1,569	1,130
shareholdings in consolidated companies and business units	1	1,510	697
Net change in short-term investments and marketable securities	524	(18)	226
Other	0	466	1,187

Net cash used for investing activities	(4,318)	(2,073)	(10,040)

Changes in short-term debt	(13,010)	(9,214)	(10,012)
Issuance of medium and long-term debt	1,222	6,951	11,677
Repayments of medium and long-term debt	(481)	(2,879)	(3,472)
Dividends paid	(404)	(92)	(1,582)
Proceeds from exercise of stock options	21	15	1
Change in minority interests	0	(7)	(47)

Net cash used for financing activities	(12,652)	(5,226)	(3,435)

Effect of foreign currency exchange rate changes on cash and cash equivalents	0	(43)	(14)

Net increase (decrease) in cash and cash equivalents	(663)	6,974	(1,026)

Cash and cash equivalents, at beginning of year	8,686	1,712	2,738

Cash and cash equivalents, at end of year	8,023	8,686	1,712

(1)
Change in receivables, other assets, inventories, materials and supplies, and prepaid expenses and deferred charges.

(2)
Change in other liabilities (which do not relate to financing activities) and deferred income.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			Consolidated shareholder's equity generated							Minority interest
millions of €	Capital stock nominal value	Additional paid-in capital	Retained earnings	Unappr. Net income (loss) carried forward	Net income (loss)	Cumulative translation adjustment account	Shareholders' equity in Acc. With consol. Bal. sheet	Treasury shares(1)	Total	Minority interest capital	Cumulative translation adjustment account	Total in acc. With cons. Bal. Sheet	Consol. Shareholders' equity(1)
Balance at January 1, 2002	10,746	49,994	5,179	101	(3,454)	(1,572)	60,994	(7)	60,987	5,584	(277)	5,307	66,294

Changes in the composition of the Group										(1,586)		(1,586)	(1,586)
Dividends for 2001				(1,539)			(1,539)		(1,539)	(43)		(43)	(1,582)
Unappropriated net income (loss) carried forward			(4,915)	1,461	3,454		—		—				—
Stock issued for the acquisition of VoiceStream/Powertel		83					83		83				83
Net Loss					(24,587)		(24,587)		(24,587)	284		284	(24,303)
Difference from currency translation			(16)			(3,507)	(3,523)		(3,523)		26	26	(3,497)

Balance at December 31, 2002	10,746	50,077	248	23	(24,587)	(5,079)	31,428	(7)	31,421	4,239	(251)	3,988	35,409

Changes in the composition of the Group										(123)		(123)	(123)
Dividends for 2002										(102)		(102)	(102)
Unapproriated net income (loss) carried forward				(24,587)	24,587		—		—				—
Stock issued on exercise of stock options		15					15		15				15
Net Income					1,253		1,253		1,253	370		370	1,623
Difference from currency translation						(2,938)	(2,938)		(2,938)		(80)	(80)	(3,018)

Balance at December 31, 2003	10,746	50,092	248	(24,564)	1,253	(8,017)	29,758	(7)	29,751	4,384	(331)	4,053	33,804

Changes in the composition of the Group										(39)		(39)	(39)
Dividends for 2003										(386)		(386)	(386)
Unapproriated net income (loss) carried forward				1,253	(1,253)		—		—				—
Stock issued on exercise of stock options	1	21					22		22				22
Net Income					4,634		4,634		4,634	299		299	4,933
Difference from currency translation						(496)	(496)		(496)		96	96	(400)

Balance at December 31, 2004	10,747	50,113	248	(23,311)	4,634	(8,513)	33,918	(7)	33,911	4,258	(235)	4,023	37,934

(1)
Treasury shares are included within marketable securities in the consolidated balance sheets.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENT OF SEGMENT REPORTING

		Net revenue	Revenue between segments	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes	Segment assets	Segment investments	Segment liabilities	Employees(3)
T-Com(1)	2004	24,425	3,389	(4,790)	76	35	5,525	27,176	2,384	3,943	125,395
	2003	25,116	4,090	(5,169)	(315)	31	4,690	29,030	2,216	4,549	139,548
	2002	26,491	4,068	(5,539)	(562)	(304)	3,604	33,782	3,273	13,120	153,065
T-Mobile	2004	24,088	907	(5,088)	(883)	109	4,636	48,314	3,386	15,175	44,226
	2003	21,572	1,206	(5,196)	(992)	97	831	50,025	3,813	17,617	41,767
	2002	18,339	1,396	(27,285)	(1,005)	(427)	(23,754)	57,655	5,766	20,224	38,943
T-Systems(1)	2004	7,238	3,299	(1,388)	(29)	(145)	(211)	4,976	775	4,535	39,880
	2003	7,184	3,430	(1,499)	(39)	(447)	(581)	5,665	796	4,422	42,108
	2002	6,895	3,594	(2,616)	(98)	(20)	(1,990)	6,646	3,551	5,268	43,482
T-Online(2)	2004	1,793	186	(452)	113	(4)	73	1,374	260	244	2,963
	2003	1,662	189	(430)	110	90	104	1,532	116	212	2,637
	2002	1,391	193	(435)	128	(265)	(471)	1,797	170	119	2,536
Group Headquarters & Shared Services	2004	336	4,165	(846)	(2,607)	35	(3,792)	9,575	560	31,042	35,095
	2003	304	3,964	(881)	(2,874)	(3)	(4,071)	10,631	444	41,334	25,203
	2002	573	3,838	(1,298)	(2,510)	(1,093)	(4,690)	12,978	551	34,539	17,870
Reconciliation(1)	2004	0	(11,946)	316	(21)	(6)	310	(978)	(125)	(3,611)	—
	2003	0	(12,879)	291	334	(23)	425	(1,232)	(318)	(3,363)	—
	2002	0	(13,089)	293	(1)	135	151	(1,332)	(149)	(844)	—
Group	2004	57,880	0	(12,248)	(3,351)	24	6,541	90,437	7,240	51,328	247,559
	2003	55,838	0	(12,884)	(3,776)	(255)	1,398	95,651	7,067	64,771	251,263
	2002	53,689	0	(36,880)	(4,048)	(1,974)	(27,150)	111,526	13,162	72,426	255,896

(1)
According to the 2004 segment structure for all periods (see note (36) Segment reporting).

(2)
Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under International Financial Reporting Standards ("IFRS").

(3)
Average number of employees for the year.

The accompanying notes are an integral part of the consolidated financial statements.

SCHEDULE OF CONSOLIDATED NONCURRENT ASSETS

	Acquisition or production costs							Depreciation and amortization								Net carrying amount
millions of €	Jan. 1, 2004	Currency translations adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclass- ifications	Dec. 31, 2004	Jan. 1, 2004	Currency translation adjustment	Changes in the composition of the Deutsche Telekom Group	Additions	Disposals	Reclass- ifications	Write-ups	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003
Intangible assets
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	36,866	(1,277)	213	761	499	135	36,199	16,260	(443)	105	2,109	479	15	2,448	15,119	21,080	20,606
of which: UMTS licenses	14,888	4	0	87	0	0	14,979	4,628	(7)	0	599	0	0	0	5,220	9,759	10,260
of which: FCC licenses	16,876	(1,282)	0	13	9	(1)	15,597	8,697	(430)	0	546	4	0	2,448	6,361	9,236	8,179
of which: GSM licenses	737	12	0	0	0	81	830	253	4	0	54	0	27	0	338	492	484
of which: other assets	4,365	(11)	213	661	490	55	4,793	2,682	(10)	105	910	475	(12)	0	3,200	1,593	1,683
Goodwill	41,684	(1,159)	207	190	27	0	40,895	17,171	(655)	0	2,476	27	0	0	18,965	21,930	24,513
Advance payments	75	0	43	57	1	72	246	1	0	0	0	0	0	0	1	245	74

	78,625	(2,436)	463	1,008	527	207	77,340	33,432	(1,098)	105	4,585	506	15	2,448	34,085	43,255	45,193

Property, plant, and equipment
Land and equivalent rights and buildings including buildings on land owned by third parties	18,012	29	0	179	571	(24)	17,625	7,613	2	0	756	263	(71)	14	8,023	9,602	10,399
Technical equipment and machinery	83,155	(32)	318	2,019	2,511	1,955	84,904	50,363	11	154	6,169	2,424	41	0	54,314	30,590	32,792
Other equipment, plant, and office equipment	6,371	(10)	18	595	567	344	6,751	4,333	(5)	15	736	509	16	0	4,586	2,165	2,038
Advance payments and construction in progress	2,039	(77)	17	2,325	26	(2,482)	1,796	0	0	0	2	0	(1)	0	1	1,795	2,039

	109,577	(90)	353	5,118	3,675	(207)	111,076	62,309	8	169	7,663	3,196	(15)	14	66,924	44,152	47,268

Financial assets
Investments in unconsolidated subsidiaries	322	9	(64)	47	159	0	155	204	1	(19)	19	144	0	0	61	94	118
Loans to unconsolidated subsidiaries	1	0	0	0	0	0	1	0	0	0	0	0	0	0	0	1	1
Investments in associated companies	2,774	113	(62)	954	493	(182)	3,104	388	47	9	99	13	(3)	0	527	2,577	2,386
Other investments in related companies	671	(6)	1	25	420	182	453	175	(4)	(1)	15	23	3	0	165	288	496
Long-term loans to associated and related companies	333	0	0	0	22	0	311	308	0	0	0	0	0	0	308	3	25
Other investments in noncurrent securities	86	0	(5)	1	66	0	16	0	0	0	0	0	0	0	0	16	86
Other long-term loans	92	2	(8)	87	95	0	78	14	0	0	13	0	0	0	27	51	78

	4,279	118	(138)	1,114	1,255	0	4,118	1,089	44	(11)	146	180	0	0	1,088	3,030	3,190

	192,481	(2,408)	678	7,240	5,457	0	192,534	96,830	(1,046)	263	12,394	3,882	0	2,462	102,097	90,437	95,651

        The consolidated noncurrent assets schedule is part of the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of Accounting Policies

Description of business and relationship with the Federal Republic of Germany.

        The Deutsche Telekom Group (referred to herein as Deutsche Telekom, the Group, or the Company) is one of the world's leading services companies in the telecommunications and information technology industry. With its four divisions T-Com, T-Mobile, T-Systems, and T-Online, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

        T-Com is responsible in particular for Deutsche Telekom's fixed-network business, and is one of Europe's largest operators in this segment. In the upstream market, T-Com provides network-related services to all of Deutsche Telekom's divisions, as well as around 200 telecommunications companies. In Germany, T-Com serves residential and business customers with a broad range of products and services. Small and medium-sized enterprises (SMEs) benefit from T-Com's end-to-end, integrated IT and telecom solutions.

        Shareholdings in Magyar Távközlési (Matáv) (Hungary), T-Hrvatski Telekom (Croatia), and Slovak Telecom (Slovakia) (formerly Slovenské Telekomunikácie) have given T-Com a foothold in Central and Eastern European markets.

        T-Mobile's business combines all the activities of the T-Mobile International group. Via subsidiaries, T-Mobile operates a transatlantic GSM mobile communications network and thus offers the advantages of a standardized technical platform for a broad range of customers mainly in Germany, the United Kingdom, the United States, Austria, the Czech Republic, and the Netherlands. T-Mobile is also represented on the Polish and Russian markets through its investments in the mobile communications companies Polska Telefonia Cyfrowa (PTC) and OJCS Mobile TeleSystems (MTS).

        T-Systems provides Deutsche Telekom's national and international key accounts with tailored information and communications technology (ICT) solutions. T-Systems provides the network and computing infrastructure needed to do this, implements customer solutions, and operates end-to-end business processes based on these solutions if required. T-Systems is represented in over 20 countries.

        T-Online is one of the leading Internet service providers in Germany. T-Online operates a combined business model within Deutsche Telekom, consisting of the access business as well as paid content, e-commerce services, and advertising. It is represented by subsidiaries in France, Spain, Portugal, Austria, and Switzerland. The acquisition of the Scout24 group in February 2004 gives T-Online additional online market reach.

        Group Headquarters and Shared Services includes all Group units which cannot be directly allocated to an individual segment.

        Group Headquarters focuses on strategic and cross-divisional management functions. All other operating functions not directly related to the segments' core businesses are now the responsibility of Shared Services. These include in particular subsidiaries and shared services, such as Vivento, the real estate units, DeTeFleetServices GmbH — a full-service provider of fleet management and mobility services — as well as the billing and collection unit (customer billing, and credit assessment and collection services).

        The Company was registered as Deutsche Telekom AG with the Commercial Registry of the Bonn District Court (Amtsgericht — HRB 6794) on January 2, 1995.

        The Federal Republic of Germany's direct and indirect shareholding in Deutsche Telekom at December 31, 2004 amounted to 38.03 percent. In accordance with a letter from the Federal Republic dated January 4, 2005, the direct shareholding amounts to 22.74 percent (954,372,849 shares); a further 15.29 percent (641,717,667 shares) is held by a federal corporation, KfW, Frankfurt/Main, in accordance with the letter dated January 6, 2005. The Federal Republic administers its shareholding and exercises its rights as a shareholder through a public law entity, the Bundesanstalt für Post und Telekommunikation Deutsche Bundespost (the Federal Agency), which is subject to supervision by the Federal Ministry of Finance (BMF).

        The Regulatory Authority for Telecommunications and Posts (the Regulatory Authority) commenced its activities on January 1, 1998. The Regulatory Authority, which is under the authority of the Federal Ministry of Economics (BMWA), supervises the telecommunications sector in Germany and in this capacity regulates the business activities of Deutsche Telekom.

        The Federal Republic of Germany is Deutsche Telekom's customer; it sources services from the Company on an arm's length basis. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom's commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom's net revenues.

  Summary of significant accounting principles

        The consolidated financial statements and the Group management report of the Deutsche Telekom Group have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch — HGB), referred to for convenience as "German GAAP" below, and the German Stock Corporation Act (Aktiengesetz — AktG). In general, Deutsche Telekom applies the relevant German Accounting Standards (GASs), but reserves the right not to apply these standards where it believes that non-application is justified. At present, the revaluation method for capital consolidation required by GAS 4 and GAS 10 "Deferred taxes in consolidated financial statements" are not applied.

        In addition to Frankfurt, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). As a result of special reporting requirements, in particular to the U.S. Securities and Exchange Commission (SEC), Deutsche Telekom also uses accounting policies in line with those of U.S. GAAP (generally accepted accounting principles — GAAP) applicable at the balance sheet date. Differences between the accounting policies applied in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are, in most cases, the result of binding rules of German GAAP that differ from those of U.S. GAAP.

        The accompanying consolidated financial statements also differ from consolidated financial statements prepared in accordance with U.S. GAAP where the classification and presentation requirements of German GAAP (§§ 298 in conjunction with 266 and 275 HGB) are binding. Differences between accounting and measurement principles applied in Deutsche Telekom's consolidated financial statements and those of U.S. GAAP are presented as a separate reconciliation to supplement the consolidated financial statements, and explained in detail in Notes 41 through 44.

        Although German GAAP requires only the presentation of one year's comparative figures in the statement of income, Deutsche Telekom presents two years' comparatives, in accordance with SEC requirements. The same applies to the consolidated statement of cash flows, the consolidated statement of shareholders' equity and those parts of segment reporting affecting the statement of income.

        The consolidated statement of income was presented using the cost-of-sales method (in accordance with § 275 (3) HGB) for the first time for the 2003 financial year. This format compares net revenue with the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The classification of the consolidated statement of income using the cost-of-sales method is designed to enhance the international comparability of financial reporting.

        All amounts shown are in millions of euros (€ or EUR). Certain items have been combined for presentation purposes in the statement of income and the balance sheet in order to make the financial statements more informative and understandable. These items are disclosed separately in the notes. In the case of changes in presentation, prior-year amounts are reclassified to conform with the current-year presentation. In accordance with § 297 (1) HGB, the consolidated financial statements also include a consolidated statement of cash flows, a consolidated statement of shareholders' equity, and a segment report.

        The single-entity financial statements included in the consolidated financial statements were prepared using uniform group accounting policies. The accounting policies used in the consolidated financial statements differ from those used in the single-entity financial statements of Deutsche Telekom AG. Such differences, mostly applied to conform with U.S. GAAP, include the following:

  •
  Property, plant, and equipment leased under contracts for which, in accordance with U.S. GAAP and in contrast to the leasing provisions of tax law, the risks and rewards of ownership have been assumed (primarily excluding sale and lease back transactions) are recognized at cost. Scheduled depreciation is recorded over the useful economic life of the asset or over the term of the lease. The present value of payment obligations resulting from future lease payments is included as liabilities.

  •
  Interest incurred during the construction of items of property, plant, and equipment has been capitalized as part of these assets' costs.

  •
  No accruals are recognized for internal year-end closing expenses.

  •
  Investment grants received are recorded as reductions in the acquisition cost of assets.

        The single-entity financial statements of Deutsche Telekom AG as well as the consolidated financial statements of the Deutsche Telekom Group are published in the Federal Gazette (Bundesanzeiger) and filed under HRB 6794 with the Commercial Registry of the Bonn District Court.

Consolidated group

        The consolidated financial statements comprise the accounts of Deutsche Telekom AG and its subsidiaries.

        The subsidiaries, associated companies, and other related companies have been included in the consolidated financial statements in accordance with the following criteria:

  •
  Subsidiaries are companies in which Deutsche Telekom directly or indirectly holds majority voting rights or exercises management control.

  •
  Associated companies are companies in which Deutsche Telekom directly or indirectly holds between 20 percent and 50 percent of the voting rights and exercises a significant influence. Such companies are generally included in the consolidated financial statements using the equity method.

  •
  Companies in which Deutsche Telekom holds less than 20 percent of the voting rights are carried in the consolidated financial statements at the lower of cost or market value and classified as other investments in related companies.

        The changes in the composition of the Deutsche Telekom Group in 2004 are presented in the following table:

	Domestic	International	Total
Consolidated subsidiaries
January 1, 2004	64	246	310
Additions	12	24	36
Disposals	(5)	(9)	(14)
Reclassifications	2	3	5

December 31, 2004	73	264	337

Associated companies included at equity
January 1, 2004	19	22	41
Additions	1	2	3
Disposals	(2)	(3)	(5)
Reclassifications	(4)	(3)	(7)

December 31, 2004	14	18	32

Other unconsolidated subsidiaries and other investments in related companies (greater than 5%)
January 1, 2004	87	41	128
Additions	15	10	25
Disposals	(18)	(11)	(29)
Reclassifications	2	0	2

December 31, 2004	86	40	126

Total
January 1, 2004	170	309	479
Additions	28	36	64
Disposals	(25)	(23)	(48)
Reclassifications	0	0	0

December 31, 2004	173	322	495

        The consolidated financial statements include the single-entity financial statements of the parent company, Deutsche Telekom AG, as well as 73 (December 31, 2003: 64) domestic and 264 (December 31, 2003: 246) foreign subsidiaries in which Deutsche Telekom AG has a direct or indirect controlling interest.

        The changes in the composition of the Deutsche Telekom Group had the following effects on the consolidated financial statements:

        Effects on the consolidated statement of income (millions of €):

Net revenue	(345)
Cost of sales	310

Gross profit	(35)
Selling costs	42
General and administrative costs	55
Other operating income	(571)
Other operating expenses	176

Operating results	(333)
Financial income, net	1

Results from ordinary business activities	(332)
Income taxes	170

Net income after taxes	(162)

Income applicable to minority shareholders	(1)

Net income	(163)

        Effects on the consolidated balance sheet (millions of €):

Assets
Noncurrent assets	376
Current assets, prepaid expenses, and deferred charges	225

601

Shareholders' equity and liabilities
Shareholders' equity	397
Accruals	28
Liabilities and deferred income	176

601

Significant changes in the composition of the Deutsche Telekom Group

  2004:

        Pursuant to a purchase agreement dated December 23, 2004, Deutsche Telekom's majority-owned Slovakian subsidiary Slovak Telecom has taken over the remaining 49 percent of the shares in the mobile communications operator EuroTel Bratislava for a price of EUR 0.3 billion. This transaction resulted in the generation of goodwill amounting to EUR 172 million. In accordance with IFRS, the company generated net revenues of EUR 332 million in the 2004 financial year (2003: EUR 270 million) and net income of EUR 47 million (2003: EUR 27 million). EuroTel Bratislava was fully consolidated in the subgroup financial statements of Slovak Telecom for the first time at December 31, 2004.

        Deutsche Telekom AG acquired all shares in Scout24 AG, Baar, Switzerland, on February 18, 2004 via its subsidiary T-Online International AG. The Deutsche Telekom consolidated group expanded as a result of this transaction by 26 fully consolidated subsidiaries and one associated company. The purchase price was EUR 182 million and included the assumption of a shareholder loan amounting to EUR 37 million. The resulting goodwill of EUR 134 million will be amortized over a period of seven years.

        The Scout24 group generated revenues of EUR 84 million in 2004 (2003: EUR 73 million) and net income of EUR 23 million (2003: net loss of EUR 24 million). The above figures are calculated on the basis of IFRS.

  2003:

        Deutsche Telekom AG completed the sale of its cable activities in the six regions of Rhineland Palatinate/Saarland, Lower Saxony/Bremen, Berlin/Brandenburg, Bavaria, Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, and Saxony-Anhalt on March 13, 2003. These companies were sold for a total of EUR 1.7 billion to a consortium consisting of APEX, Goldman-Sachs Capital Partners, and Providence Equity. The companies were deconsolidated effective February 28, 2003. The sale of the companies generated a book gain of around EUR 0.4 billion.

        T-Systems International GmbH sold TELECASH Kommunikations-Service GmbH for EUR 0.1 billion effective March 24, 2003. The disposition of this company generated a book gain of EUR 0.1 billion. The company was deconsolidated effective February 28, 2003.

        In early May 2003, T-Systems International GmbH disposed of its interest in T-Systems SIRIS S.A.S. for a price of EUR 30 million. This company was deconsolidated effective May 1, 2003, and the transaction generated a book gain of EUR 32 million.

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

        On September 25, 2002, T-Mobile International AG acquired the remaining 50.0001 percent of the shares in T-Mobile Netherlands Holding B.V. (formerly Ben Nederland Holding B.V.) from the company's other shareholders Belgacom, TDC, and Gringots (Crédit Suisse First Boston) for a purchase price of EUR 1.7 billion. In addition, T-Mobile International assumed outstanding shareholder loans amounting to approximately EUR 0.3 billion. The goodwill of EUR 1.7 billion generated by this transaction was written down by EUR 1.0 billion as a result of the strategic review of net carrying amounts; the remaining amount will be amortized over a period of 12 years. T-Mobile Netherlands provides mobile communications services in the Netherlands. In 2002, the company generated net revenues of EUR 552 million and recorded a net loss of EUR 594 million. The net loss before extraordinary items in 2002 amounted to EUR 578 million. The company was included in the consolidated financial statements as a fully consolidated subsidiary for the first time as of September 30, 2002.

        Pro forma financial information concerning these acquisitions was not disclosed because they are not material to Deutsche Telekom's statement of income, neither individually nor collectively.

        88 subsidiaries (December 31, 2003: 88) were not included because they were not material to the net worth, financial position, and results of the Deutsche Telekom Group. These subsidiaries accounted for less than 1 percent of revenue, net income (loss), and total assets of the Deutsche Telekom Group.

        In accordance with § 311 (1) HGB, 32 (December 31, 2003: 41) companies over which Deutsche Telekom exercises significant influence have been classified as associated companies and are accounted for using the equity method. The remaining 34 (December 31, 2003: 30) associated companies which have little or no effect on the net worth, financial position, and results of the Deutsche Telekom Group have been classified as other investments in related companies, and are carried at amortized cost.

        The full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) HGB.

Principal subsidiaries and associated companies.

        The principal subsidiaries and associated companies whose revenues and results, together with Deutsche Telekom AG, account for more than 90 percent of the Group are shown in the table below:

Name and registered office	Deutsche Telekom share Dec. 31, 2004	Shareholders' equity Dec. 31, 2004	Revenue 2004	Income (loss) after taxes 2004	Employees 2004
	(%)	(millions of €)			(annual average)
Fully consolidated subsidiaries
T-Mobile Deutschland GmbH, Bonn(2)	100.00	1,457	8,704	2,205	8,284
T-Mobile Holdings Ltd., Hatfield, United Kingdom(1)(3)	100.00	7,373	4,344	(113)	6,058
T-Mobile Austria GmbH, Vienna, Austria(1)(4)	100.00	441	883	(21)	1,749
T-Mobile USA, Inc., Bellevue, Washington, United States(1)(3)	100.00	16,029	9,366	868	22,616
T-Mobile Czech Republic a.s., Prague, Czech Republic(5)	60.77	688	828	133	2,485
T-Mobile Netherlands Holding B.V., The Hague, Netherlands(1)(3)	100.00	321	1,046	(5)	1,540
T-Online International AG, Darmstadt(1)	73.93	5,271	1,979	(93)	2,963
T-Systems International GmbH, Frankfurt/Main	100.00	1,180	6,232	525	14,063
T-Systems GEI GmbH, Aachen(6)	100.00	77	615	68	3,867
GMG Generalmietgesellschaft mbH, Münster	100.00	241	2,323	(29)	0
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	20	876	(34)	6,544
Deutsche Telekom Network Projects & Services GmbH, Bonn(1)	100.00	528	1,118	66	2,859
Matáv, Magyar Távközlési Rt., Budapest, Hungary(1)(7)	59.49	2,311	2,392	160	14,610
Slovak Telecom a.s., Bratislava, Slovakia(1)	51.00	1,303	422	52	6,864
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)	51.00	1,657	1,086	258	8,929
Associated companies
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland(1)(8)(9)(10)	49.00	444	1,274	149	3,803

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

(6)
Indirect shareholding via T-Systems International GmbH, Frankfurt/Main (Deutsche Telekom AG's share: 100%)

(7)
Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%)

(8)
Indirect shareholding via T-Mobile Deutschland GmbH, Bonn; T-Mobile Poland Holding Nr. 1 B.V., Eindhoven; and Polpager Sp.z o.o., Warsaw (Deutsche Telekom AG's indirect share: 100% each)

(9)
2003 financial year

(10)
Employees at balance sheet date at end of 2003

Consolidation principles

        Capital consolidation is performed using the German purchase method of accounting. Under this method, the purchase consideration for an acquisition is allocated to the assets and liabilities acquired, based on their fair values. Any resulting excess of the purchase consideration over the parent's interest in the fair value of net assets acquired is capitalized as goodwill and amortized over its useful life. Negative goodwill from capital consolidation is included under other accruals.

        Profits or losses generated by subsidiaries during their period of affiliation with the Group are included in retained earnings (unappropriated net (loss) carried forward from previous year); they also include the consolidation adjustments recognized in the statement of income and the net income (loss) of subsidiaries.

        If shares are issued to third-party shareholders without the involvement of Deutsche Telekom in the course of capital increases of subsidiaries, and associated and related companies, the resulting added value for Deutsche Telekom is recognized in the income statement in cases of cash capital increases; in cases of capital increases for noncash contributions, it is only recognized in the income statement if the added value exceeds a given level of goodwill acquired by the subsidiary, or associated or related company, in the course of the capital increase.

        Revenue, income, and expenses, as well as receivables and liabilities between the consolidated companies, are eliminated. Intercompany profits and losses and income effects from the consolidation of intercompany debt are eliminated in the income statement.

        Deferred taxes are recognized for consolidation adjustments recognized in the income statements, provided that the tax expense is expected to reverse in later years, and the consolidation adjustments at the parent company do not relate to the periods prior to the end of 1995, when the Company was essentially exempt from taxation.

        The investments in associated companies included at equity are accounted for using the German purchase method; equity is calculated by applying local GAAP measurement principles, as permitted by § 312 (5), sentence 2 HGB. The principles used for full consolidation are also applied to the treatment of the differences resulting from first-time consolidation.

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

        The financial statements of foreign subsidiaries are translated using the functional currency method. The functional currency is the currency in which the foreign subsidiary performs its principal operations. The activities and financial structure reported in this currency should be reflected in the consolidated financial statements. Generally, the functional currency of dependent subsidiaries is identical to that of the parent company. The financial statements of dependent subsidiaries are translated using the temporal method. By contrast, the functional currency of largely independent subsidiaries is the local currency. Currently, all consolidated foreign subsidiaries of Deutsche Telekom conduct their operations independently of the parent company; the currencies are therefore translated according to the modified current rate method. In the consolidated financial statements, the balance sheet items of foreign subsidiaries are translated from the local currencies into euros using average rates at the balance sheet date. Gains and losses resulting from translation are taken directly to the cumulative translation adjustment account in equity. The income statements of foreign subsidiaries are translated at the average exchange rates.

        The exchange rates of certain significant currencies changed as follows:

	Annual average rate			Rate at balance sheet date
	2004	2003	2002	Dec. 31, 2004	Dec. 31, 2003
	(€)			(€)
100 Swiss francs (CHF)	64.78550	65.76650	68.15990	64.78800	64.15200
100 Czech korunas (CZK)	3.13631	3.14101	3.24851	3.29045	3.08873
1 pound sterling (GBP)	1.47305	1.44585	1.59101	1.41624	1.41663
100 Croatian kunas (HRK)	13.33720	13.21220	13.49190	13.04550	13.11000
1,000 Hungarian forints (HUF)	3.97687	3.94347	4.11657	4.06902	3.79407
1,000 Japanese yen (JPY)	7.43854	7.64138	8.47821	7.15720	7.42171
100 Malaysian ringgits (MYR)	21.15030	23.28190	27.93620	19.29460	20.89500
100 Philippine pesos (PHP)	1.43367	1.63218	2.08452	1.30603	1.44055
100 Polish zlotys (PLN)	22.10010	22.73590	25.99300	24.52550	21.27500
100 Russian rubles (RUB)	2.79149	2.88655	3.38456	2.64501	2.71500
100 Singapore dollars (SGD)	47.56180	50.70260	59.22700	44.88530	46.72500
100 Slovak korunas (SKK)	2.49843	2.41004	2.34284	2.58158	2.43000
1 U.S. dollar (USD)	0.80386	0.88492	1.06158	0.73320	0.79340

Accounting policies

        Net revenues contain all revenues from the ordinary business activities of Deutsche Telekom. For example, these include revenues from the rendering of services and the sale of goods and products that are typical for Deutsche Telekom. Net revenues are recorded net of value-added tax (VAT) and sales-related reductions. They are recognized in the respective accounting period concerned in accordance with the realization principle. Revenue was determined for the individual divisions as follows:

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

T-Mobile

        Mobile revenues include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly recurring charges and charges for special features, airtime charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees, net of credits and adjustments for service discounts. The revenue and related expenses associated with the sale of mobile telephones, wireless data devices and accessories are recognized when the products are delivered, and accepted by the customer.

T-Systems

Telecommunication Services

        Telecommunication Services include Network Services, Carrier Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice, billed on a per minute basis, and data services, billed on a bandwidth basis, are recognized under such contracts when used by the customer. Revenues from Carrier Services and Hosting & ASP Services are recognized as the services are provided.

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

        In some of the Company's services contracts, Deutsche Telekom performs the service prior to billing the customer. This situation may lead to unbilled accounts receivable for Computing Services and Telecommunication Services which are included as revenues in the consolidated statement of income.

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

        The Company enters into transactions that include multiple element arrangements, which may include any combination of hardware, services, or software. These arrangements and stand-alone software arrangements may also involve any combination of software maintenance, software technical support, or unspecified software upgrades. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last element.

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

        The cost of sales comprises the aggregate cost of products and services sold in the relevant year. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, including depreciation and amortization.

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

        Research and development costs are expensed in full as incurred, and amounted to approximately EUR 0.9 billion, EUR 0.9 billion and EUR 0.9 billion for the years ended December 31, 2004, 2003 and 2002, respectively.

        Pension costs for defined benefit plans are actuarially computed using the projected unit credit method in accordance with SFAS 87, and are presented in accordance with SFAS No. 132 (as revised in 2003). This method is based on the total present value of the benefit obligations accumulated during the reporting period and takes into consideration the expected increases in wages and salaries and in retirement benefits. By contrast, the minimum accrual method in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz, EStG) is aimed at the recognition of the expense over the employees' entire service period and does not take the expected increases in wages and salaries and retirement benefits into account (see Note 28 Accruals for Pensions and Similar Obligations).

        Total pension costs for the current year include period costs for benefit obligations arising in the financial year (service cost), interest cost, and amortization of actuarial gains and losses, less the return on plan assets to cover pension obligations. In accordance with U.S. GAAP, if the measurement of pension obligations under SFAS 87 results in the need to record an additional minimum liability (AML), this special item is charged directly to equity. The consolidated financial statements in accordance with German GAAP do not include a shareholders' equity component of other comprehensive income. Therefore, changes in the additional minimum liability are expensed in the period of change.

        Marketing expenses are expensed as incurred, and amounted to approximately EUR 1.7 billion, EUR 1.5 billion and EUR 2.2 billion for the years ended December 31, 2004, 2003 and 2002, respectively.

        Income tax expense includes current income taxes payable as well as deferred taxes. Deferred income taxes are recognized for the expected future tax effects attributable to temporary differences between the carrying amounts in the tax accounts and in the financial statements, except for the effects of those differences that are not expected to reverse in the foreseeable future. Due to the minimum taxation provision in effect from the 2004 financial year, deferred taxes are recognized for only 40 percent of the differences in Deutsche Telekom AG's income tax consolidation group that are offset within the expected net operating loss carryforward periods. Such differences may arise at the individual taxable entity level as well as in the consolidated financial statements as a result of measurement and consolidation adjustments. Deferred taxes on temporary differences relating to

Deutsche Telekom AG have not been included in the consolidated financial statements for periods prior to January 1, 1996 as Deutsche Telekom AG was not taxable prior to January 1, 1995, and benefited from an essentially complete exemption from tax in 1995.

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

        Deutsche Telekom tests for possible impairment of the goodwill of subsidiaries for which a considerable level of goodwill is recorded. These tests are based on the calculation of the enterprise value of the respective company and are carried out using the discounted cash flow method.

        As permitted by Postreform II, items of property, plant, and equipment transferred to Deutsche Telekom AG on January 1, 1995 were recorded in the opening balance sheet of Deutsche Telekom AG at their fair market values at that date. However, due to the short period of time that had elapsed since the measurement date for the items of property, plant, and equipment acquired since January 1, 1993, their carrying amount as of December 31, 1994 was recognized as the future historical cost basis. The remaining useful lives and the depreciation methods applicable to these assets were not changed. The fair market values shown in the opening balance sheet have been carried forward as the acquisition cost of these items of property, plant, and equipment.

        Other items of property, plant, and equipment are carried at acquisition or production cost, less depreciation. Production cost includes directly attributable costs, an appropriate allocation of indirect material and labor costs, and interest accruing during construction. General and administrative costs are not capitalized.

        Nonscheduled depreciation is provided for when events or circumstances occur indicating an impairment in the value of assets. Such events or circumstances include prolonged adverse changes in the business environment or in assumption or expectations considered at the time of initial acquisition.

        Noncurrent assets are depreciated or amortized using the straight-line method over the following estimated useful lives:

Useful life	Years
Mobile communications licenses
UMTS licenses	20 to 22
FCC licenses	20
GSM licenses	10 to 20
Goodwill	3 to 20
Other intangible assets	2 to 7
Buildings	25 to 50
Shop improvements and window displays	8
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 10
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Telecommunications power facilities and other	3 to 10
Other equipment, plant, and office equipment	3 to 23

        Additions to real estate are depreciated ratably in the year of acquisition.

        Items with low acquisition cost are expensed in the year acquired.

        Maintenance and repair costs are expensed as incurred.

        Noncurrent assets are sold or otherwise disposed of at their relevant carrying amount (cost less cumulative depreciation). A gain or loss is recognized in income for the difference between the sale consideration and the carrying amount of the disposed asset.

        Financial assets are carried at the lower of cost or market value. Low-interest or non-interest bearing loan receivables are discounted and carried at their net present value. Write-downs are charged only if the impairment of financial assets is assumed to be permanent. In measuring impairments, Deutsche Telekom uses the actual market prices, if available or other valuation methods based on information available from the investee.

        Raw materials and supplies, and merchandise purchased and held for resale, are measured at acquisition cost, while work in process and finished goods are carried at production cost. Based on normal capacity utilization, production cost includes directly attributable costs, such as direct material and labor costs, as well as special production costs, plus an appropriate allocation of indirect material and labor costs and straight-line depreciation. General and administrative, and selling costs, social amenities expenses, as well as voluntary benefits to personnel, including pensions, are not generally included in production costs. The carrying amount of inventories is reduced to the lower of cost or market value at the balance sheet date. Further adjustments to these carrying amounts are recorded for obsolescence. See Note (16), Inventories, Materials, and Supplies.

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

        The Mid-Term Incentive Plan (MTIP 2004) and Long-Term Incentive Plan (LTIP) are recognized over the term of the program from the time of its implementation. Accruals for contingent cash bonus plan obligations are based on expected payment amounts, and recognized as expense.

        Accruals for pensions and similar obligations are based on obligations to non-civil servants. They are calculated using actuarial methods in accordance with the internationally accepted Projected Unit Credit Method, which is consistent with U.S. GAAP (SFAS 87), and are presented in accordance with SFAS 132 (as revised in 2003).

        Deutsche Telekom is obliged to make annual contributions to a special pension fund for current and former civil servant employees in annual amounts established by Postreform II, which came into force in 1995, rather than by actuarial calculation. The contribution amounts currently due in each period are recognized as an expense in the current period.

        Tax provisions and other accruals, including those for contingent losses and environmental liabilities, are computed in line with prudent commercial practice. Sufficient allowance was made for all identifiable risks when measuring these provisions and accruals.

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

        Cost accruals are only recognized by Deutsche Telekom when there is an obligation to recognize the liabilities pursuant to § 249 (1) HGB. These relate mainly to accruals for costs of maintenance work deferred in the financial year but carried out within the first three months of the following year.

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

(1)   Net revenue

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
T-Com	24,425	25,116	26,491
T-Mobile	24,088	21,572	18,339
T-Systems	7,238	7,184	6,895
T-Online(1)	1,793	1,662	1,391
Group Headquarters & Shared Services	336	304	573

	57,880	55,838	53,689

(1)
Figures are calculated in accordance with German GAAP, as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under IFRS.

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
Revenue by geographic area:
Domestic	35,147	34,691	35,288
International	22,733	21,147	18,401

	57,880	55,838	53,689

Breakdown of international net revenue:
Europe (excluding Germany)	12,982	13,080	11,903
North America	9,392	7,610	6,166
Other	359	457	332

	22,733	21,147	18,401

The percentage of the individual revenue segments in relation to net revenue is as follows:

        Net revenue rose by EUR 2,042 million or 3.7 percent year-on-year despite unfavorable exchange rate trends. This figure also includes the effect of changes in the composition of the consolidated group, which reduced net revenue by a total of EUR 345 million.

        The introduction of call-by-call and preselection in the previous year in particular resulted in a decrease in net revenue at T-Com.

        Revenue growth at T-Mobile was driven by a sustained increase in subscriber numbers. Changes in the composition of the Group (deconsolidation of Niedermeyer at T-Mobile Austria) and unfavorable exchange rate effects prevented an even higher level of revenue growth.

        Despite deconsolidations in earlier years, T-Systems recorded a slight increase in revenue. This was largely due to revenue growth in the IT business, which more than offset the declining revenue recorded in the telecommunications sector.

        In addition to the first-time consolidation of the Scout24 group, revenue growth at T-Online was primarily driven by the continued rise in subscriber numbers and the increasing use of paid services.

(2)   Cost of sales

        The cost of sales remained unchanged year-on-year at EUR 31.4 billion. It was affected by contrasting developments.

        At T-Com and T-Systems, the cost of sales fell, largely due to a decrease in revenue and the successful implementation of efficiency improvement measures. In addition, changes in the composition of the Group and exchange rate fluctuations, particularly with the U.S. dollar, led to a decrease in the cost of sales. This was offset by the increase in the cost of sales at T-Mobile, which was due to the growth in subscriber numbers.

        Combined with the increase in revenues, the stability in the cost of sales led to an improvement in the gross profit margin from 43.8 percent in the previous year to 45.7 percent in 2004.

(3)   Selling costs

        Selling costs fell by EUR 0.2 billion year-on-year to EUR 13.3 billion, of which a total of EUR 0.1 billion is attributable to deconsolidations. The ratio of selling costs to net revenues decreased substantially from 24.2 percent to 22.9 percent.

        The T-Com division was responsible for the majority of the year-on-year decrease in selling costs. This is attributable in particular to the improvement in its cost structure and the reduction in losses on receivables due to improved receivables management. By contrast, selling costs at T-Mobile increased, due primarily to higher advertising, marketing and customer acquisition costs — offset in part by U.S. dollar exchange rate effects.

(4)   General and administrative costs

        General and administrative costs decreased year-on-year by EUR 0.3 billion or 5.9 percent to EUR 4.7 billion. All the divisions of the Group contributed to this development with the exception of T-Online, mainly as a result of the acquisition of the Scout24 group. Of the overall decrease in administrative costs, EUR 0.1 billion is attributable to changes in the composition of the Deutsche Telekom Group, and EUR 0.2 billion to the non-recurrence of one-time expenses relating to the Civil Service Health Insurance Fund incurred in the previous year.

(5)   Other operating income

	For the year ended December 31,
	2004	2003	2002
	(millions of €)

Income from write-up of noncurrent assets	2,462	16	18
Income from the disposition of noncurrent assets (including sale of investments)	1,515	1,464	818
Reversal of accruals	1,016	804	791
Income from the reversal of valuation adjustments (including asset-backed securitizations)	598	688	556
Cost reimbursements	387	367	388
Foreign currency transaction gains	135	291	222
Insurance compensation	52	63	77
Refund of value-added tax (§ 15a Value-Added Tax Act — UStG)	30	54	68
Other income	741	811	963

	6,936	4,558	3,901

        Other operating income increased by EUR 2,378 million year-on-year to EUR 6,936 million. This was primarily due to the write-up of previously written-down U.S. mobile communications licenses by EUR 2.4 billion due to changes in fair value measurements.

        Income from the disposition of noncurrent assets primarily consisted of gains from the sale of shares in MTS (EUR 1.0 billion) and from the sale of shares in the satellite operator SES Global (EUR 0.2 billion). In the previous year, this item consisted of gains from the sale of the remaining cable activities (EUR 0.4 billion), the sale of shares in MTS (EUR 0.4 billion), and the sale of TELECASH, Globe Telecom, and Eutelsat (around EUR 0.1 billion each).

        Of the total amount of other operating income, EUR 2,762 million (2003: EUR 2,680 million; 2002: EUR 1,342 million) relates to income recognized on transactions consummated in prior years.

(6)   Other operating expenses

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
Amortization of goodwill	2,476	2,521	13,108
Additions to accruals (not allocated to functional costs)	743	348	265
Credit risk discount expenses from ABS transactions	589	286	387
Foreign currency translation losses	229	307	310
Losses from the disposition of noncurrent assets	201	323	390
Other expenses	1,346	1,299	455

	5,584	5,084	14,915

        Other operating expenses increased by EUR 500 million year-on-year to EUR 5,584 million.

        This increase is mainly attributable to the recognition of an accrual for expected losses relating to the dissolution of a U.S. mobile communications joint venture in the amount of EUR 529 million.

        The increase in expenses from the ABS credit risk discount is due in particular to the T-Mobile Deutschland GmbH securitization program, which trade accounts receivables have been sold to a special-purpose entity on a revolving basis since November 2003. The 2004 expenses reflect twelve-months of activity.

        Of the other operating expenses, EUR 255 million (2003: EUR 395 million, 2002: EUR 463 million) relates to transactions consummated in prior years.

(7)   Financial income (expense), net

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
Dividend income from investments	11	26	41
Results related to companies accounted for under the equity method (including amortization of embedded goodwill)	41	(247)	(430)

Income (loss) related to associated and related companies	52	(221)	(389)
Income from debt securities and long-term loan receivables	3	7	171
Other interest and similar income	259	703	1,781
Interest and similar expense	(3,613)	(4,486)	(6,000)

Net interest expense	(3,351)	(3,776)	(4,048)
Write-downs of financial assets and marketable securities	(28)	(34)	(1,585)

	(3,327)	(4,031)	(6,022)

        Net financial expense improved year-on-year by EUR 0.7 billion to EUR 3,327 million. The decrease is due in part to the decrease in net interest expense as a result of continued debt reduction and higher income from companies accounted for under the equity method, including fewer losses relating to Toll Collect (EUR 0.1 billion in 2004).

(8)   Income taxes

        Breakdown of income before income taxes:

	2004	2003	2002
	(millions of €)
Germany	6,570	4,270	712
International	(29)	(2,872)	(27,862)

	6,541	1,398	(27,150)

        Breakdown of the Group's income taxes, current and deferred:

	2004	2003	2002
	(millions of €)
Current taxes
Germany	870	(181)	132
International	239	257	190

	1,109	76	322

Deferred taxes
Germany	(35)	(357)	(150)
International	534	56	(3,019)

	499	(301)	(3,169)

	1,608	(225)	(2,847)

        Deutsche Telekom AG's combined statutory income tax rate for 2004 in Germany was 39.0 percent, including corporate income tax at a rate of 25.0 percent, the solidarity surcharge of 5.5 percent on corporate income tax (Solidaritätszuschlag) and trade tax at an average German national rate.

        The increase in current taxes in Germany in 2004 resulted from the enactment of the Reduction of Tax Concessions Act (Steuervergünstigungsabbaugesetz), which limited the deductibility of tax loss carryforwards to 60 percent of current taxable income.

        The increase in deferred taxes in 2004 resulted primarily from temporary differences relating to the write-up of U.S. mobile communications licenses in the United States.

        Differences between the total income tax expense of EUR 1,608 million (2003: benefit of EUR 225 million, 2002: benefit of EUR 2,847 million) and the "expected" income tax expense (benefit) computed using the statutory corporate income tax rate for the parent company (combined income tax rate) of 39.0 percent (2003: 40.4 percent, 2002: 39.0 percent) are as follows:

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
Expected corporate income tax at the statutory income tax rate applicable for the parent company	2,551	565	(10,447)
Increase (decrease) in income tax due to:
Reduction of the Group's results without tax effect	149	3,136	11,027
Increase in the Group's results without tax effect	(143)	(1,001)	(435)
Group results not subject to the Group's rate of taxation	(220)	(44)	(2,878)
Permanent and semi-permanent differences between the carrying amounts in the tax accounts and in the financial statements	(668)	(1,809)	(34)
Other permanent differences	600	(58)	(323)
Trade tax (e.g., long-term debt)	258	(10)	247
Effect of domestic losses and valuation adjustments	(767)	61	386
Effects of changes of tax law	(160)	(1,058)	(361)
Other	8	(7)	(29)

Income tax	1,608	(225)	(2,847)

Effective income tax rate	25%	(16%)	11%

        At December 31, 2004, the Deutsche Telekom Group had tax net operating loss carryforwards and similar tax carryforwards affecting corporate income tax amounting to approximately EUR 16,795 million (2003: EUR 17,686 million) and trade tax net operating loss carryforwards amounting to approximately EUR 4,368 million (2003: EUR 5,488 million). With the exception of non-German net operating loss carryforwards of EUR 9,365 million, the utilization of which is limited to periods from 2005 to 2023, these net operating loss carryforwards have an unlimited carryforward period under German and local tax law.

(9)   Income Applicable to Minority Shareholders

        Income applicable to minority shareholders includes EUR 400 million (2003: EUR 384 million; 2002: EUR 390 million) in profits and EUR 101 million (2003: EUR 14 million; 2002: EUR 106 million) in losses. The profits in 2004 relate mainly to T-Hrvatski Telekom, Matáv, T-Mobile Czech Republic, and Slovak Telecom. The losses relate mainly to T-Online International AG.

(10) Personnel Costs and Average Number of Employees

	For the Year Ended December 31,
	2004	2003	2002
	(millions of €)
Wages and salaries:	10,428	10,571	10,467
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,483	1,406	1,340
Pension costs(1)	1,436	1,746	1,497
Health care expenses	188	194	176

	13,535	13,917	13,480

(1)
This item primarily consists of the net periodic pension costs, plus the change in additional minimum liability (AML) and the expenses for Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT).

Number of Employees (Average for the Year)

	2004	2003	2002
	(Number)
Civil servants	48,536	49,998	52,961
Non-civil servants	199,023	201,265	202,935

Total Deutsche Telekom Group	247,559	251,263	255,896

Trainees and student interns	10,146	9,958	9,869

        Personnel costs decreased by EUR 0.4 billion or 2.7 percent year-on-year in 2004 to EUR 13.5 billion. This reduction is due, in part, to lower costs from a decline in the number of employees offset by collective bargaining agreements that adjust wages and salaries. Staff reductions, at T-Com and T-Systems in particular, and reductions in weekly working hours at Deutsche Telekom AG were offset by staff increases at T-Mobile (especially T-Mobile USA) and, to a lesser extent, T-Online (acquisition of the Scout24 group). In addition, foreign currency translation effects and the non-recurrence of a prior-year increase in additional minimum liabilities for pension obligations contributed to the reduction.

(11) Depreciation and Amortization

	2004	2003	2002
	(millions of €)
Amortization of intangible assets	4,585	4,678	27,355
of which: amortization of goodwill	2,476	2,521	13,108
of which: UMTS licenses and FCC licenses	1,145	1,113	13,244
Depreciation of property, plant, and equipment	7,663	8,206	9,525

	12,248	12,884	36,880

        Depreciation and amortization decreased during the current year by EUR 636 million or 4.9 percent year-on-year to EUR 12,248 million.

        Amortization of intangible assets decreased by EUR 93 million or 2 percent — mainly as a result of lower amortization of goodwill and amortization of software licenses, totaling approximately

EUR 0.2 billion. This was offset by a slight increase in the amortization of both mobile communications licenses and other usage rights, amounting to a total of approximately EUR 0.1 billion.

        Depreciation of property, plant, and equipment decreased by EUR 543 million or 6.6 percent in the current year. This development is primarily a result of lower depreciation (EUR 0.4 billion), relating mainly to technical equipment and machinery, as a consequence of the disposal of noncurrent assets and the corresponding decrease in the depreciation base, and a result of reduced capital expenditures in earlier years. In addition, non-scheduled depreciation of property, plant, and equipment decreased by approximately EUR 0.1 billion.

        Nonscheduled write-downs of property, plant, and equipment totaling EUR 0.2 billion were charged in the current year. These consisted mainly of a write-down on buildings and land for structures for which no further business use is planned as compared to write-downs of EUR 0.3 billion in the previous year.

(12) Other Taxes

        Other taxes included in the 2004 operating results amounted to EUR 199 million, compared with EUR 162 million and EUR 364 million in 2003 and 2002, respectively.

NOTES TO THE CONSOLIDATED BALANCE SHEETS

(13) Intangible Assets

	As of December 31,
	2004	2003
	Net carrying amount (millions of €)
Concessions, industrial and similar rights and assets, and licenses in such rights and assets	21,080	20,606
of which: UMTS licenses	9,759	10,260
of which: FCC licenses	9,236	8,179
of which: GSM licenses	492	484
Goodwill	21,930	24,513
Advance payments	245	74

	43,255	45,193

        The decline in intangible assets by EUR 1.9 billion to EUR 43.3 billion is due primarily to the effect of exchange rate losses on the translation of foreign Group companies and to continued amortization. This was offset by a moderate year-on-year increase in the investment volume, among other things, for software licenses (EUR 0.5 billion) and the write-up of U.S. mobile communications licenses (FCC) in the amount of EUR 2.4 billion (net of tax).

        At December 31, 2004, Deutsche Telekom did not have any indefinite-lived intangible assets. The remaining useful lives of the Company's mobile communications licenses at December 31, 2004 were:

UMTS licenses	15.5 – 19.1 years
FCC licenses	16.4 years
GSM licenses	5.0 – 19.0 years

        The development of intangible assets is shown in the statement of consolidated noncurrent assets.

(14) Property, Plant, and Equipment

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Land and equivalent rights, and buildings, including buildings on land owned by third parties	9,602	10,399
Technical equipment and machinery	30,590	32,792
Other equipment, plant, and office equipment	2,165	2,038
Advance payments and construction-in-progress	1,795	2,039

	44,152	47,268

        The decline in property, plant, and equipment by EUR 3.1 billion to EUR 44.2 billion is due primarily to scheduled depreciation charges and sales of real estate relating to sale-and-leaseback transactions.

        The development of property, plant, and equipment is shown in the statement of consolidated noncurrent assets.

Rental and leasing obligations

        Minimum lease payments under leases expiring subsequent to December 31, 2004 are shown below:

Financial year	Capital leases	Operating leases
	(millions of €)
2005	50	1,733
2006	49	1,545
2007	48	1,394
2008	48	1,250
2009	48	1,121
after 2009	388	5,110

Total minimum lease payments	631	12,153

Imputed interest	(226)

Present value of net minimum lease payments	405

        Capital leases relate primarily to office buildings and have terms of up to 25 years. Rental and leasing expenses totalled EUR 1.6 billion in 2004 (2003: EUR 1.7 billion, 2002: EUR 1.7 billion).

(15) Financial Assets

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Investments in unconsolidated subsidiaries	94	118
Loans to unconsolidated subsidiaries	1	1
Investments in associated companies	2,577	2,386
Other investments in related companies	288	496
Long-term loans to associated and related companies	3	25
Other investments in noncurrent securities	16	86
Other long-term loans	51	78

	3,030	3,190

        The net carrying amount of investments in associated companies increased by EUR 191 million due to earnings contributions, a favorable exchange rate effect relating to the Polish mobile communications company PTC, and an increase in the equity interest in GSM Facilities. During 2004, the company reduced its equity interest in MTS to approximately 10 percent. The carrying value of MTS (EUR 179 million) has been reclassified to Other investments in related companies.

        The decrease in Other investments in related companies resulted from the sale of the interest in the satellite operator SES Global (EUR 366 million) offset by the reclassification of MTS.

        Long-term loans to associated and related companies are mainly composed of shareholder loans. The decrease in this item is primarily due to the repayment in full of a loan granted to DeASat.

        The decrease in Other investments in noncurrent securities is primarily attributable to the sale of the investment portfolio of Zeta Telekommunikationsdienste and a reduction in the securities portfolio of T-Hrvatski Telekom.

        The development of financial assets is shown in the statement of noncurrent assets. The list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794).

        Significant investments in associated companies are shown below:

	As of December 31, 2004			As of December 31, 2003
	Deutsche Telekom share	Net carrying amount	of which: embedded goodwill	Deutsche Telekom share	Net carrying amount	of which: embedded goodwill
Name	(%)	(millions of €)		(%)	(millions of €)
PTC	49.00	1,292	920	49.00	1,097	877
GSM Facilities	35.17	905	—	29.20	592	—
MTS(1)(2)	—	—	—	25.15	330	5
Other	various	380	111		367	107

		2,577	1,031		2,386	989

(1)
Proportional market value on December 31, 2003: EUR 1,647 million.

(2)
Following the reduction in the equity interest in December 2004 to approximately 10.0 percent, MTS is no longer classified as an associated company, but is instead included in "Other investments in related companies."

(16) Inventories, Materials, and Supplies

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Raw materials and supplies	486	391
Work-in-process	177	307
Finished goods and merchandise	737	635
Advance payments	17	99

	1,417	1,432

        Raw materials and supplies include spare parts for data communications equipment, transmission equipment, and other telecommunications spare parts, components, and cable.

        Work-in-process relates mainly to projects that have not yet been completed, such as the implementation of IT systems solutions.

        Finished goods and merchandise relate mainly to inventories of terminal equipment held both for resale and leasing, as well as hardware used in the providing of Desktop Services.

        Advance payments relate primarily to orders for replacement modules and components of terminal equipment.

(17) Receivables

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Trade accounts receivable	4,893	5,318
Receivables from unconsolidated subsidiaries	130	203
Receivables from associated and related companies	108	241

	5,131	5,762

        The reduction in trade accounts receivable is primarily due to improved collection efforts.

        Certain trade accounts receivable are sold to special-purpose entities as part of asset-backed securitization (ABS) programs for receivables generated at Deutsche Telekom AG (since December 2001), T-Systems International GmbH, and its subsidiaries T-Systems PCM AG and T-Systems GEI GmbH (since December 2002), and T-Mobile Deutschland GmbH (since November 2003).

        The decrease in receivables from associated and related companies is primarily due to the sale of Virgin Mobile. Receivables from Virgin Mobile at December 31, 2004 are included in trade accounts receivable.

        All receivables are due within one year, with the exception of trade accounts receivable amounting to EUR 29 million.

        The following table represents the annual development of the allowances for doubtful accounts:

	As of January 1	Charged to costs and expenses	Amounts written off/released	As of December 31
	(millions of €)
2002	1,334	701	(680)	1,355
2003	1,355	376	(944)	787
2004	787	363	(415)	735

The Company directly wrote off accounts receivable balances of EUR 537 million in 2004 (2003: EUR 282 million).

(18) Other Assets

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Tax receivables	673	1,526
Accrued interest	269	408
Receivables from reimbursements and loans receivable	102	120
Receivables from employees	59	41
Miscellaneous other assets	856	1,067

	1,959	3,162

        The decrease in other assets is mainly due to the decrease in tax receivables, which consists mainly of income taxes. This decrease in income tax receivables relates mainly to collection of a refund of a corporate income tax and the solidarity surcharge receivable in the amount of EUR 296 million due to the change in the legal form of T-Mobile International AG & Co KG from a stock corporation to a partnership, as well as to a refund of advance payments of trade tax totaling EUR 204 million due to the reorganization of the T-Mobile Group in conjunction with the change in legal form. In addition, a EUR 285 million trade tax receivable relating to tax years 1997 to 1999 was received during 2004.

(19) Marketable Securities

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Treasury shares	7	7
Other marketable securities	88	166

	95	173

        The number of treasury shares at December 31, 2004 and 2003 was 2,670,828 shares, comprised as follows:

Number of Shares
1996 Employee Stock Purchase Plan	459,900
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Shares acquired from KfW, not yet issued	14,630

2,670,828

        The shares are recorded in the balance sheet at an acquisition cost of EUR 2.56 per share. The shares not purchased by employees in 2000 (14,630) were initially shown in the balance sheet at their acquisition cost of EUR 0.9 million, and written down to the lower quoted price at the balance sheet date. Treasury shares account for a total of 0.07 percent of the capital stock.

        The decrease in other marketable securities compared with the previous year is mainly due to the sale of the Deutsche Bundespost bonds held to maintain favorable trading conditions.

(20) Liquid Assets

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Checks	6	8
Cash-in-hand and deposits at the Bundesbank	25	33
Cash in banks	8,019	9,086

	8,050	9,127

Composition of Liquid Assets:

	As of December 31,
	2004	2003
	Net Carrying Amount
	(millions of €)
Cash and cash equivalents, with original maturity less than 3 months	8,023	8,686
Temporary cash investments with original maturity greater than 3 months	27	441

	8,050	9,127

        Cash and cash equivalents with original maturity of less than three months consist primarily of fixed-term bank deposits, as well as cash-in-hand, deposits at the Bundesbank, and checks. Temporary cash investments with maturities greater than three months consist almost exclusively of fixed-term bank deposits.

        The development of cash and cash equivalents is shown in the consolidated statement of cash flows.

(21) Prepaid Expenses and Deferred Charges

        Prepaid expenses and deferred charges of EUR 727 million and EUR 772 million at December 31, 2004 and 2003 respectively include discounts on loans of EUR 201 million and EUR 264 million at December 31, 2004 and 2003 respectively, which are amortized on a straight-line basis over the terms of the respective liabilities. Other prepaid expenses and deferred charges are also recognized for advance personnel costs and lease payments.

(22) Shareholders' Equity

        A detailed account of the development of the consolidated shareholders' equity for the years 2002, 2003, and 2004 is presented in the consolidated financial statements of stockholders' equity.

        The development of the consolidated shareholders' equity from December 31, 1995 to December 31, 2004 is as follows (millions of €):

Total shareholders' equity
at year-end (millions of €)

(*)
unaudited

(23) Capital Stock

        In accordance with §5(1) of its Articles of Incorporation, Deutsche Telekom AG's capital stock totaled EUR 10,747 million as of December 31, 2004, and is composed of 4,198 million no-par value ordinary registered shares. Each share entitles the holder to one vote.

        The Federal Republic's direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 22.74 percent (954 million no-par value shares (EUR 2,443 million)) at December 31, 2004. KfW's shareholding was 15.29 percent (642 million no-par value shares (EUR 1,643 million)) at December 31, 2004. The remaining shares are in free float.

        In the course of the acquisition of T-Mobile USA Inc., Deutsche Telekom AG granted options on Deutsche Telekom shares in exchange for the outstanding warrants between Deutsche Telekom AG and T-Mobile USA Inc. at the time of the acquisition. As of December 31, 2004, the number of Deutsche Telekom shares deposited as collateral for the outstanding options granted to T-Mobile USA Inc. employees amounted to 17,515,909.

Authorized capital

        With the approval of the Supervisory Board, the Board of Management is authorized to increase the capital stock (share capital) by up to a nominal amount of EUR 2,560,000,000 by issuing up to 1,000,000,000 ordinary registered shares against noncash contributions in the period up to May 17, 2009. The authorization may be exercised in full or in part, and shareholders' preemptive rights may be waived by the Board of Management with the approval of the Supervisory Board. The Board of Management is also authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in future and the conditions for issuing shares.

Contingent capital

        The capital stock has been contingently increased by up to EUR 500,000,000.00, divided into 195,312,500 shares (contingent capital I). The contingent capital increase will be implemented only to the extent that

a.
the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorization granted by resolution of the shareholders' meeting on May 29, 2001, exercise their conversion or option rights; or

b.
the holders and creditors of convertible bonds to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings pursuant to the authorization granted by resolution of the shareholders' meeting on May 29, 2001, to fulfill their conversion obligation.

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

        On the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001 in conjunction with the amending resolution adopted by the shareholders' meeting on May 18, 2004, the capital stock was contingently increased by up to EUR 33,280,000, composed of up to 13,000,000 new no-par value registered shares (contingent capital II). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG, to members of Deutsche Telekom's second-tier management, and to other executives, managers, and specialists of Deutsche Telekom AG, and to members of the boards of management, members of management, and other executives, managers, and specialists of lower-tier Group companies in Germany and other countries as part of the Deutsche Telekom 2001 Stock Option Plan. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. 101,724 stock options granted under the 2001 Stock Option Plan had been exercised as of December 31, 2004, which led to a corresponding decrease in contingent capital II).

        On the basis of the authorizing resolution adopted by the shareholders' meeting on May 25, 2000, in conjunction with the amending resolution by the shareholders' meeting on May 29, 2001, the capital stock was contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 new no-par value registered shares (contingent capital III). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG and executives of the Company, and to members of the boards of management, members of management, and other executives of lower-tier subsidiaries as part of the Deutsche Telekom 2000 Stock Option Plan established on the basis of a resolution by the shareholders' meeting on May 25, 2000. It will only be implemented if these beneficiaries exercise their stock options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of December 31, 2004.

Treasury shares

        The shareholders' meeting on May 18, 2004 rescinded the authorization of the Board of Management to acquire treasury shares resolved by the shareholders' meeting on May 20, 2003 with effect from the end of the shareholders' meeting on May 18, 2004. At the same time, the Board of Management of Deutsche Telekom AG was authorized to acquire up to 419,775,242 treasury shares, up to almost 10 percent of the capital stock, before November 17, 2005. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used to list the Company's shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders on the basis of a subscription offer made to all shareholders, or sold other than on the stock exchange or by way of an offer to all shareholders. The authorizations to acquire and utilize treasury shares may be exercised in full or in parts.

(24) Additional paid-in capital

        The additional paid-in capital of the Group exceeds Deutsche Telekom AG's additional paid-in capital of EUR 24,354 million by EUR 25,759 million. This is due in part to the recognition of the new Deutsche Telekom shares issued in the course of the acquisition of T-Mobile USA Inc. at fair value (EUR 28,680 million) instead of at par value (EUR 2,990 million), which is permitted in the consolidated financial statements. There were also other allocations to additional paid-in capital in 2003 at Group level amounting to approximately EUR 1 million (2002: EUR 68 million) from the exercise of conversion options by former shareholders of T-Mobile USA Inc. The shares of Deutsche Telekom reserved for these conversion options in a trust were included in the single-entity financial statements of Deutsche Telekom AG in 2001 at the time of the appropriation of the additional paid-in capital.

(25) Retained earnings

        In addition to the transfers made from Deutsche Telekom AG's net income from prior years, retained earnings include the consolidated Group's share of the consolidated subsidiaries' net income or losses, provided they were generated by such subsidiaries since being included in the consolidated group, as well as a reserve for treasury shares held by the Company in accordance with § 272 (4) HGB. This item also includes the cumulative effects of consolidation adjustments from prior years, in addition to cumulative foreign currency translation differences resulting from the translation of single-entity financial statements of foreign subsidiaries prepared in the respective local currency.

(26) Minority interest

        Minority interest represents the minority shareholders' proportionate share of the equity of the consolidated subsidiaries and relates primarily to T-Online International AG, T-Hrvatski Telekom, Slovak Telecom, Matáv, and T-Mobile Czech Republic.

(27) Stock-based compensation

Stock Option Plans:

Deutsche Telekom AG

2000 Stock Option Plan

        In the 2000 financial year, Deutsche Telekom granted stock options to members of the Board of Management and senior managers of Deutsche Telekom AG and to members of the boards of management and senior managers of Group companies within and outside Germany for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2000. The closing price of Deutsche Telekom AG's common stock quoted in Xetra trading at Deutsche Börse AG, Frankfurt am Main, on the grant date was EUR 60.40 per share. The term of the options runs until July 20, 2005.

        The options were not exercisable before the end of the lock-up period on July 19, 2002. The options may only be exercised if and when the absolute and relative performance targets have both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

        The absolute performance target is achieved when the moving thirty-day average closing price of the T-Share in Xetra trading at Deutsche Börse AG, Frankfurt am Main, exceeds the exercise price of EUR 62.69 by more than 20 percent at the end of the lock-up period.

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

        Neither the absolute target nor the relative target had been exceeded at December 31, 2004.

        Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights — SAR) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2004, no resolution on conversion had been passed to this effect.

        As of December 31, 2004, the weighted average remaining contractual life of the outstanding options from the 2000 Stock Option Plan was approximately 0.5 years.

        The shareholders' meeting in May 2001 resolved that no further stock options would be granted on the basis of the 2000 Stock Option Plan. The contingent capital was reduced by the appropriate amount.

        The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2000 Stock Option Plan are as follows:

	2000 Stock Option Plan
	2004		2003		2002
	Stock options (in thousands)	Weighted average exercise price (€)	Stock options (in thousands)	Weighted average exercise price (€)	Stock options (in thousands)	Weighted average exercise price (€)
Outstanding at beginning of year	987	62.69	994	62.69	1,001	62,69
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	132	62.69	7	62.69	7	62,69

Outstanding at end of year	855	62.69	987	62.69	994	62,69

Exercisable at end of year	0	—	0	—	0	—

2001 Stock Option Plan

        For the 2001 Stock Option Plan, the shareholders' meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no-par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Management Board and other executives and specialists of the Company and lower-tier subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan. In accordance with the resolution passed by the shareholders' meeting, the allocation of the total number of options to beneficiaries is as follows:

  •
  a maximum of 15 percent to members of the Board of Management of Deutsche Telekom AG,

  •
  a maximum of 20 percent to members of Deutsche Telekom AG's second-tier management,

  •
  a maximum of 15 percent to other executives, managers and specialists of Deutsche Telekom AG,

  •
  a maximum of 15 percent to members of the boards of management of Group companies within and outside Germany,

  •
  a maximum of 35 percent to other executives, managers, and specialists of Group companies within and outside Germany.

        The following conditions apply under the terms of the 2001 Stock Option Plan:

        In connection with the 2001 Stock Option Plan, 50 percent of the options granted to each beneficiary may only be exercised following the end of a lock-up period of two years, starting from the day on which the options are granted. The remaining 50 percent of the options granted to each beneficiary may be exercised at the earliest following the end of a lock-up period of three years, starting from the day on which the options are granted.

        The exercise price is payable upon exercise of the options. The exercise price per share is 120 percent of the reference price. The reference price corresponds to the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG's Xetra trading in Frankfurt am Main (or a successor system to the Xetra system) over the last thirty trading days before the grant of the options. If the average closing price calculated by this method is lower than the closing price of Deutsche Telekom shares in Deutsche Börse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

        The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the heirs.

        Deutsche Telekom AG reserved the right, at its own discretion, to settle the options through the payment of a cash amount (stock appreciation rights — SAR) instead of issuing new shares. The exercise of a SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2004, no resolution on conversion had been passed to this effect.

        On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the 2001 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock quoted in Frankfurt am Main in Xetra trading on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

        During 2002 Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The closing price of Deutsche Telekom's common stock in Frankfurt am Main in Xetra trading on the grant date was EUR 10.30 per share. The term of the options runs until July 14, 2012.

        As of December 31, 2004, the weighted average remaining contractual life of all outstanding options from the 2001 Stock Option Plan was approximately 7.1 years.

        The activities relating to the stock options granted by Deutsche Telekom AG to beneficiaries of the 2001 Stock Option Plan are as follows:

	2001 Stock Option Plan
	2004		2003		2002
	Stock options (in thousands)	Weighted average exercise price (€)	Stock options (in thousands)	Weighted average exercise price (€)	Stock options (in thousands)	Weighted average exercise price (€)
Outstanding at beginning of year	11,768	24.25	11,964	24.22	8,219	30.00
Granted	0	—	0	—	3,928	12.36
Exercised	101	12.39	0	—	0	—
Forfeited	223	25.18	196	25.89	183	29.16

Outstanding at end of year	11,444	24.36	11,768	24.25	11,964	24.22

Exercisable at end of year	9,564	26.71	3,964	30.00	0	—

        During 2004, 3,250 SARs were forfeited by employees in countries in which it was not legally possible to issue stock options. As of December 31, 2004, 159,310 of the SARs granted in those countries between 2001 and 2004 were still outstanding.

T-Online International AG

2000 Stock Option Plan

        In 2000, T-Online granted stock options to certain employees of T-Online International AG for the first time. On July 6, 2000, T-Online used its authority under shareholders' resolutions adopted in March 2000 to grant 214,473 options in respect of 214,473 shares of its stock to participants in its Stock Option Plan at an exercise price of EUR 37.65. The term of the options runs until July 6, 2005. In accordance with the resolution by the shareholders' meeting in March 2000, a total of 20,000,000 shares were reserved as contingent capital for future issuance under the 2000 Stock Option Plan. This contingent capital increase was reduced to EUR 214,473.00 at the shareholders' meeting on May 30, 2001.

        No options granted under the 2000 Stock Option plan have yet been exercised firstly because they were not exercisable until the end of the lock-up period on July 6, 2002, and secondly, because the options are only exercisable when both the absolute and the relative performance targets have been exceeded at least once in the period between July 7, 2002 and July 6, 2005. The absolute performance target is deemed achieved when the moving thirty-day average closing price of the T-Online share in Xetra trading exceeds the exercise price by more than 40 percent. The relative performance target is linked to share price performance relative to the performance of the Dow Jones EuroSTOXX TelecomSM index. The options may only be exercised if, following expiration of the two year lock-up period, the performance of the shares, adjusted for dividends, options, and other special rights (total shareholder return), exceeds the performance of the Dow Jones EuroSTOXX TelecomSM index by more than 20 percent measured on a moving thirty-day average basis.

        The weighted average remaining contractual life as of December 31, 2004 was 0.5 years.

        The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2000 Stock Option Plan are as follows:

	2000 Stock Option Plan
	2004		2003		2002
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	121	37.65	209	37.65	214	37.65
Granted	0	—	0	—	0	—
Exercised	0	—	0	—	0	—
Forfeited	4	37.65	88	37.65	5	37.65

Outstanding at end of year	117	37.65	121	37.65	209	37.65

Exercisable at end of year	0	—	0	—	0	—

2001 Stock Option Plan

        The shareholders' meeting on May 30, 2001 contingently increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG. It also authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group companies within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

        The Stock Option Plan is structured as a "premium priced plan." The exercise price is payable upon exercise of the options. The exercise price per share is 125 percent of the reference price. The reference price corresponds to the non-weighted average closing price of T-Online shares in Deutsche Börse AG's Xetra trading in Frankfurt am Main (or a successor system to the Xetra system) over the last thirty trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of T-Online shares in Deutsche Börse AG's Xetra trading (or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price.

        Options are granted in annual tranches for periods of five years.

        In connection with the 2001 Stock Option Plan, 50 percent of the options granted may only be exercised after a two-year lock-up period — calculated from the grant date of the options. The remaining 50 percent of the options granted may only be exercised three years after the day the options are granted. The options have a life of ten years from the date on which they are granted, meaning that the options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeited without replacement or compensation at the latest on August 12, 2011 and July 14, 2012, respectively. As of December 31, 2004, the weighted average remaining contractual life of the outstanding options from the 2001 Stock Option Plan was around 7 years.

        2,369,655 options were granted in the first tranche on August 13, 2001 on the basis of the resolution adopted by the shareholders' meeting in May 2001. An additional 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price — i.e., the performance target — is EUR 10.35 for the first tranche (125 percent of the reference price of EUR 8.28) and EUR 10.26 for the second tranche (125 percent of the reference price of EUR 8.21).

        The 2004 shareholders' meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options in connection with the 2001 Stock Option Plan, and canceled the respective portion of the contingent capital II.

        On this basis, 5,879 and 26,410 stock options of the 2001 tranche were exercised in 2004 and 2003, respectively.

        The activities relating to the stock options granted by T-Online International AG to beneficiaries of the 2001 Stock Option Plan are as follows:

	2001 Stock Option Plan
	2004		2003		2002
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(in thousands)	(€)	(in thousands)	(€)	(in thousands)	(€)
Outstanding at beginning of year	4,185	10.31	4,415	10.31	2,348	10.35
Granted	0	—	0	—	2,067	10.26
Exercised	6	10.35	26	10.35	0	—
Forfeited	311	10.32	204	10.33	0	—

Outstanding at end of year	3,868	10.31	4,185	10.31	4,415	10.31

Exercisable at end of year	2,893	10.32	1,062	10.35	0	—

T-Mobile USA

        Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each share of Deutsche Telekom AG common stock corresponds to the applicable exercise price per share of T-Mobile USA common stock divided by 3.7647. No additional options will be granted under any other T-Mobile USA stock option plans.

        At December 31, 2004, 17.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan ("MISOP"), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million shares of Deutsche Telekom common stock, either as non-qualified stock options or as incentive stock options, plus the number of shares of common stock deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

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

        The activities relating to the stock options granted to T-Mobile USA and Powertel employees in connection with the programs described above are as follows:

	2004		2003		2002
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(in thousands)	(USD)	(in thousands)	(USD)	(in thousands)	(USD)
Outstanding at beginning of year	22,539	17.90	26,770	16.77	24,599	16.55
Granted	230	19.64	1,715	12.86	5,964	13.35
Exercised	3,627	6.75	3,880	4.24	2,579	3.70
Forfeited	1,626	24.19	2,066	22.05	1,214	21.26

Outstanding at end of year	17,516	19.68	22,539	18.27	26,770	16.77

Exercisable at end of year	13,048	20.93	12,856	18.11	10,919	14.19

	Outstanding options as of Dec. 31, 2004			Exercisable options as of Dec. 31, 2004
Ranges of the exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average exercise price
(USD)	(in thousands)	(years)	(USD)	(in thousands)	(USD)
0.02 – 3.79	1,061	3.5	2.33	1,061	2.33
3.80 – 7.59	695	4.5	5.03	695	5.03
7.60 – 11.39	1,067	3.5	8.16	912	8.00
11.40 – 15.19	4,974	7.2	13.27	1,902	13.29
15.20 – 18.99	41	4.7	17.04	42	17.04
19.00 – 22.79	194	8.8	19.78	14	20.04
22.80 – 26.59	4,043	6.1	23.25	3,062	23.26
26.60 – 30.39	3,937	5.1	29.48	3,864	29.53
30.40 – 34.19	1,201	5.3	31.03	1,193	31.03
34.20 – 37.99	303	5.1	37.05	303	37.05

0.02 – 37.99	17,516	5.4	19.63	13,048	20.93

Matáv

        On April 26, 2002, the shareholders' meeting of Matáv approved the introduction of a new management stock option plan.

        In order to satisfy the exercise of options granted, the annual shareholders' meeting of Matáv authorized Matáv's Board of Directors to purchase 17 million "A" series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

        On July 1, 2002, Matáv used its authority under the shareholders' resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005, respectively). The closing price of Matáv common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the date of grant (June 30, 2007). The remaining contractual life as of December 31, 2004 was 2.5 years.

        The options with respect to the maximum of one-third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

        The options with respect to the maximum of a further one-third of the shares that can be purchased under the options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

        The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

        The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

        The activities relating to the stock options granted by Matáv are as follows:

2002 Stock Option Plan

	2004		2003		2002
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price
	(in thousands)	(HUF)	(in thousands)	(HUF)	(in thousands)	(HUF)
Outstanding at beginning of period	3,655	944	3,965	944	0	—
Granted	0	—	0	—	3,965	944
Exercised	0	—	0	—	0	—
Forfeited	448	944	310	944	0	—

Outstanding at end of year	3,207	944	3,655	944	3,965	944

Exercisable at end of year under review	2,137	942	1	944	0	—

Mid-Term Incentive Plan (MTIP)

Deutsche Telekom AG

MTIP 2004

        In 2004, Deutsche Telekom AG introduced its first MTIP to ensure competitive total compensation for members of the Board of Management and senior executives and other participants of the Deutsche Telekom Group in the United States and the United Kingdom. The MTIP is a Group-wide compensation program for Deutsche Telekom AG and other participating Group companies that promotes mid- and long-term value creation in the Group, and therefore combines the interests of both management and shareholders.

        The MTIP is a cash-based plan. A certain amount of incentive remuneration is designated as an award to the participants by the respective employer, and the amount to be paid to the participants at the end of the measurement period is dependent on the achievement of the two pre-determined performance targets.

        The MTIP 2004 awards are based on two share price-based, additive and equally weighted measures of success (plan hurdles), one of which is absolute and the other of which is relative. If both performance targets are achieved, then the total amount of the award is paid out; if only one performance target is achieved, 50 percent of the amount is paid; and if neither performance target is achieved, no payment is made.

  •
  The absolute performance target is reached if, at the end of the three-year measurement period, Deutsche Telekom's average share price has increased by at least 30 percent compared with its average share price at the beginning of the measurement period. The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG's Xetra trading during the last 20 trading days prior to the beginning and end of the measurement period. The performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined measurement period.

  •
  The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXX Total Return Index (the "Index") on a percentage basis over the same three-year measurement period. The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted averages of the Dow Jones EURO STOXX Total Return during the last 20 trading days prior to the beginning and end of the plan measurement period. The starting value of the Index is 317.95 points. The starting value of the Deutsche Telekom shares is EUR 14.08.

        The performance targets are reviewed and adjusted if necessary prior to the granting of new awards under the MTIP. The nature or thresholds of the performance targets cannot be changed once the awards have been granted.

        At the end of the measurement period of the individual plans, the General Committee of Deutsche Telekom AG's Supervisory Board will determine whether the absolute and relative performance targets for the Management Board have been achieved. Based on the findings of the Supervisory Board General Committee, the Management Board will determine whether the targets have been achieved for Deutsche Telekom AG and all participating companies as a whole. Once it has been established that one or both targets have been achieved, the payment will be made to the participants.

T-Mobile USA

MTIP 2004

        The MTIP for T-Mobile USA is based on the same terms and conditions as the MTIP for Deutsche Telekom AG.

LTIP 2004

        In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) that is offered to senior management, ranging from top management to vice presidents and directors. Payments under the LTIP are based on performance measurements of customer growth and profit targets.

T-Mobile UK

MTIP 2004

        The MTIP for T-Mobile UK is based on the same terms and conditions as the MTIP for Deutsche Telekom AG. In addition to the two performance targets in the Deutsche Telekom AG plan, the T-Mobile UK plan includes a third performance target for a defined group of participants, based on cash contribution (EBITDA before improvements in property, plant and equipment, and intangible assets.) The third performance target can only be achieved after the first two other performance targets have been achieved.

T-Online International AG

MTIP 2004

        The MTIP for T-Online is based on the same terms and conditions as the MTIP for Deutsche Telekom AG, with the exception that performance is measured in terms of the development of the T-Online share and the TecDAX share index.

Matáv

MTIP 2004

        The MTIP for Matáv is based on the same terms and conditions as the MTIP for Deutsche Telekom AG, with the exception that performance is measured in terms of the development of the Matáv share.

        The expenses relating to the MTIPs in the Deutsche Telekom Group in 2004 totaled approximately EUR 9 million. The expenses for the LTIP 2004 at T-Mobile USA amounted to around EUR 15 million.

(28)     Accruals for pensions and similar obligations

        Deutsche Telekom's pension obligations for non-civil servants are provided for by a range of defined benefit plans; there are further obligations under Article 131 of the German Basic Law (Grundgesetz — GG). Deutsche Telekom's indirect pension obligations were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

        The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits further amounts to this account; when the insured event occurs, the account balance will be paid out in full, in installments, or converted into a pension. If the relevant employees had not reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

        A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, Deutsche Telekom has assumed the direct obligation to provide payments to pensioners covered by this collective agreement. VAP's obligations are therefore suspended (parallel obligation). Pension accruals are recognized for financial reporting purposes for the now direct pension obligations in accordance with U.S. GAAP (SFAS No. 87). Due to the direct nature of the parallel obligation, these pension accruals must also be shown in the balance sheet for tax reporting purposes in accordance with § 6a of the Income Tax Act (EStG). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP's business plan, Deutsche Telekom will to a certain extent continue to delegated assigned additional obligations and assigned the corresponding assets on a pro rata basis.

        In 2004, pursuant to the change to the articles of association of the VAP, the future annual adjustments to pensions has been defined in percentage points.

        Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

        The following table shows the composition of pension obligations:

	As of December 31,
	2004	2003
	(millions of €)
Pension obligations:
Direct	3,205	3,163
Indirect	1,380	1,286
Obligations in accordance with Article 131 GG	6	7

	4,591	4,456

        The obligation amounts shown contain an "additional minimum liability" for individual pension plans. An additional minimum liability is a step-up amount for pension obligations relating to certain pension plans; these changes are recognized in income under German GAAP, but directly in equity under U.S. GAAP. Excluding the additional minimum liability, the accrual for pensions amounts to EUR 3,719 million (2003: EUR 3,553 million).

	As of December 31,
	2004	2003
	(millions of €)
Actuarial present value of benefits
Vested benefit obligation	4,572	4,455
Nonvested benefit obligation	534	486

Accumulated benefit obligation	5,106	4,941
Effect of projected future salary increases	83	91

Projected benefit obligation	5,189	5,032
Plan assets at fair value	(523)	(489)

Projected benefit obligations in excess of plan assets	4,666	4,543
Unrecognized negative prior service cost	97	0
Actuarial losses	(1,044)	(990)

Unfunded accrued pension cost	3,719	3,553
Additional minimum liability	872	903

Total obligation	4,591	4,456

	As of December 31,
Calculation of pension accruals:	2004	2003
	(millions of €)
Unfunded accrued pension cost	3,722	3,555
Prepaid pension cost	(3)	(2)

Accrual for pensions	3,719	3,553

        Taking into consideration the assets transferred to other entities, the pension obligations were fully disclosed.

        The carrying amount of the corresponding pension accruals measured in accordance with § 6a EStG is EUR 4,071 million (2003: EUR 3,674 million).

        The amount of pension obligations was determined using actuarial principles that are consistent with U.S. GAAP (SFAS 87), and using the assumptions at the respective balance sheet dates as shown in the following table:

Assumptions for the measurement of benefit obligations

	As of December 31,
	2004	2003	2002
Discount rate	5.25%	5.25%	5.75%
Projected salary increase for civil servants	2.75%	2.75%	2.75%
Projected salary increase for non-civil servants not covered by collective agreements	3.50%	3.50%	3.50%
Projected pension increase	1.00%–1.50%	1.50%	1.50%

Assumptions for determining the net periodic pension cost

	For the year ended December 31,
	2004	2003	2002
Discount rate	5.25%	5.75%	6.00%
Projected salary increase for civil servants	2.75%	2.75%	2.75%
Projected salary increase for non-civil servants not covered by collective agreements	3.50%	3.50%	3.50%
Return on plan assets	5.50%	6.00%	6.00%
Projected pension increase	1.50%	1.50%	1.50%

Development of the projected benefit obligation

	2004	2003
	(millions of €)
Projected benefit obligation, beginning of year	5,032	4,472
Service cost	171	140
Interest cost	255	251
Change in obligations	2	24
Actuarial losses	93	395
Total benefits actually paid	(260)	(250)
Plan amendments	(104)	0

Projected benefit obligation, end of year	5,189	5,032

Development of the plan assets at fair value

	2004	2003
	(millions of €)
Plan assets at fair value, beginning of year	489	412
Actual return on plan assets	30	14
Contributions by employer	68	87
Benefits actually paid through pension funds	(64)	(58)
Change in obligations	0	34

Plan assets at fair value, end of year	523	489

Breakdown of Plan Assets

	As of December 31,
	2004	2003
Equity securities	26%	18%
Debt securities	50%	43%
Real estate	0%	0%
Other	24%	39%

Investment strategy

        Deutsche Telekom's investment strategy is conservative and concentrates on safeguarding liquidity and on investments in the euro region; no derivative instruments are used. Most investments are made in time deposits and fixed-rate notes. Unless regulated by the requirements of § 54 of the Insurance

Supervision Act (Versicherungsaufsichtsgesetz), the investment strategy is determined by investment committees which regularly review the investment decisions made.

Net periodic pension cost

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
Service cost	171	140	155
Interest cost	255	251	241
Return on plan assets	(27)	(27)	(24)
Distribution amounts	29	13	7

Net periodic pension cost	428	377	379

Expected amounts for subsequent year

Expected contributions by employer in 2005	EUR 68 million

Expected pension payments

	Years starting after December 31,
	2009-2013	2008	2007	2006	2005	2004
	(millions of €)
Expected pension payments	1,570	298	286	277	267	261

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

        In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom AG's payment obligations to its special pension fund is defined under § 16 of the Law concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz—PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross remuneration of active civil servants and the notional pensionable gross remuneration of civil servants on leave of absence. The funding of this contribution is recognized as a period expense, less contributions, and amounted to EUR 911 million in 2004 (2003: EUR 809 million, 2002: EUR 838 million) (see also (34) Guarantees and commitments, and other financial obligations).

        Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche

Telekom AG, and returns on assets, and guarantees that the special pension fund has sufficient monies to satisfy the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

(29) Other accruals

	As of December 31,
	2004	2003
	(millions of €)
Taxes	2,090	1,762
Provisions for deferred taxes	1,243	919
Accruals other than taxes
Employee benefits
Civil Service Health Insurance Fund	1,322	1,358
Personnel restructuring	545	566
Other obligations	1,575	1,231

	3,442	3,155

Outstanding invoices	1,827	1,849
Accrual for contingent losses	529	0
Unused telephone units	474	524
Litigation risks	314	209
Investment risks	297	399
Restoration commitments	282	265
Advertising cost subsidies and commissions	238	300
Loss contingencies	202	243
Risks related to real estate	191	220
Refunds to be granted	168	230
Deferred maintenance	78	67
Other accruals	875	1,105

	8,917	8,566

	12,250	11,247

        The Civil Service Health Insurance Fund (Postbeamtenkrankenkasse — PBeaKK) provides services for its members mainly in cases of illness, birth, or death, and calculates the corresponding allowances. When Postreform II came into effect, the PBeaKK was closed to new members. Due to the aging of the group of people insured, there is an expected shortfall between the fund's sources of regular income and benefits paid. The present value of this future deficit has been determined on the basis of actuarial principles, based on the new 1998 life expectancy tables prepared by Prof. Dr. Klaus Heubeck ("Richttafeln 1998"), which primarily reflect the increase in average life expectancy. Deutsche Telekom is required to cover part of this deficit, and has recognized an accrual for its share. The expected benefits from the PBeaKK will decrease due to the effects of the health reform. Accordingly, a one-time reversal to the accrual of EUR 36 million was recognized in 2004. The expense for the addition to the accrual was EUR 271 million and EUR 44 million in 2003 and 2002, respectively.

        Deutsche Telekom had, in response to competition, announced its intention to reduce its workforce by approximately 60,000 to 170,000 full-time equivalent employees by the end of the year 2000 (excluding employees of subsidiaries first consolidated after January 1, 1995) through natural attrition, early retirement, and other programs. The planned reductions included an estimated 38,300 non-civil servants expected to leave under voluntary separation agreements. The personnel restructuring program has now been completed. There are, however, still contracts originating from this time which have to be fulfilled. In particular, collective agreements are still used for bridging allowances and old-age part-time work and lead to the establishment of new accruals when a fixed contract is finalized.

        The personnel restructuring accruals, other human resources obligations, and other accruals include accruals of EUR 550 million for restructuring measures, which developed as follows during 2004:

Type of restructuring activity

	Accruals as of January 1, 2004	Additions to Accruals	Usage of Accruals	Accruals as of December 31, 2004
	(millions of €)
Personnel restructuring accruals	566	196	217	545
Contracts terminated prematurely and other	96	(17)	74	5

	662	179	291	550

        The increase in tax accruals relates mainly to T-Mobile International AG & Co KG, as no assessments are yet available for prior assessment periods (from 2002), but tax expenses are expected.

        The reduction in the weekly working hours of Deutsche Telekom AG employees has led to an increase in other obligations relating to human resources.

        The accrual for contingent losses relates to the dissolution of the U.S. mobile communications joint venture GSM Facilities at T-Mobile USA.

        The accruals for unused telephone units are recognized for charges for telephone services as yet not rendered but which have already been recognized as income.

        The decrease in the accrual for investment risks is due to the dispute resolution and sale of the equity interest in Virgin Mobile Telecoms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(30)    Liabilities

	As of December 31, 2004				As of December 31, 2003
		of which due				of which due
	Total	within one year	in one to five years	after five years	Total	within one year	in one to five years	after five years
	(millions of €)				(millions of €)
Debt
Bonds and debentures	39,592	7,555	16,225	15,812	51,613	12,295	22,336	16,982
Liabilities to banks	3,060	1,366	858	836	3,798	806	1,928	1,064

	42,652	8,921	17,083	16,648	55,411	13,101	24,264	18,046

Other liabilities
Advances received	253	253	—	—	402	402	—	—
Trade accounts payable	4,166	3,821	345	—	4,175	4,143	32	—
Liabilities on bills accepted and drawn	8	8	—	—	4	4	—	—
Payables to unconsolidated subsidiaries	103	103	—	—	198	198	—	—
Payables to associated and related companies	68	68	—	—	213	213	—	—
Other liabilities	5,160	4,056	114	990	5,459	4,264	179	1,016
of which: from taxes	1,083	1,083	—	—	1,091	1,091	—	—
of which: from social security	102	102	—	—	100	100	—	—

	9,758	8,309	459	990	10,451	9,224	211	1,016

Total liabilities	52,410	17,230	17,542	17,638	65,862	22,325	24,475	19,062

        Bonds and debentures include primarily mandatory convertible bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, on February 24, 2003, and other bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, between 2000 and 2003 with the following terms:

Structure of the 2000 global bonds

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	2,250,000,000	2,250,000,000	6.625%	2005
EUR	750,000,000	750,000,000	7.125%	2010
GBP	625,000,000	885,143,747	7.625%	2005
GBP	300,000,000	424,868,999	7.625%	2030
USD	3,000,000,000	2,199,590,876	8.250%	2005
USD	3,000,000,000	2,199,590,876	8.500%	2010
USD	3,500,000,000	2,566,189,355	8.750%	2030
JPY	90,000,000,000	644,148,015	2.000%	2005

Structure of the 2001 eurobonds

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	4,500,000,000	4,500,000,000	6.375%	2006
EUR	3,500,000,000	3,500,000,000	7.125%	2011

        After the downgrading by Moody's from A3 to Baa1 in March 2002, and by Standard & Poor's from A- to BBB+ in April 2002, the coupons of the 2000 global bond and the 2001 eurobond increased by 50 basis points. The change in the interest rate has already been included in the tables. If Deutsche Telekom is upgraded to at least A- by Standard & Poor's and A3 by Moody's, the 50 basis point increase will be reversed.

Structure of the 2002 global bonds

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
EUR	2,500,000,000	2,500,000,000	7.500%	2007
EUR	2,000,000,000	2,000,000,000	8.125%	2012
USD	500,000,000	366,598,479	9.250%	2032

        The coupons of the 2002 global bond will increase by 50 basis points if Deutsche Telekom is downgraded by Standard & Poor's and Moody's to below BBB+/Baa1 respectively.

Structure of the 2003 USD bonds

Tranche	Nominal amounts	Nominal amounts	Nominal interest rate	Maturity
	(in currency)	(€)
USD	750,000,000	549,897,719	3.875%	2008
USD	1,250,000,000	916,496,198	5.250%	2013

Structure of the mandatory convertible bonds

Currency	Nominal amounts	Nominal interest rate	Maturity
	(€)
EUR	2,288,500,000	6.50%	2006

        In February 2003, Deutsche Telekom issued a mandatory convertible bond via its financing subsidiary Deutsche Telekom International Finance B.V., generating proceeds totaling approximately EUR 2.3 billion. This mandatory convertible bond is convertible into common shares of Deutsche Telekom no later than June 2006 at a conversion rate that, depending on share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount.) Each bondholder has the right to convert each bond at any time between July 1, 2003 and April 30, 2006 at a conversion ratio that is equal to 3,417.1679. The bond bears interest at 6.5% per annum.

        Deutsche Telekom International Finance B.V. is a wholly owned subsidiary of Deutsche Telekom AG, and its bond issuances are unconditionally and irrevocably guaranteed by Deutsche Telekom AG.

Breakdown of bonds and debentures

	Effective interest rate
	up to 6%	up to 7%	up to 8%	up to 9%	over 9%	Total
	(millions of €)
Due in
2005	2,066	2,404	885	2,200		7,555
2006	456	4,500	2,288			7,244
2007	500	500	2,500		88	3,588
2008	3,688					3,688
2009	1,000	705				1,705
after 2009	929	865	6,887	6,765	366	15,812

	8,639	8,974	12,560	8,965	454	39,592

        Liabilities to banks (mainly loan notes and short-term loans) due in the next five years and thereafter are as follows:

Due in	Amounts
(millions of €)
2005	1,366
2006	196
2007	188
2008	282
2009	192
after 2009	836

3,060

        The average effective interest rate of total debt is as follows:

Bonds and debentures	6.82% per annum (2003: 6.82% per annum)
Liabilities to banks	6.49% per annum (2003: 6.12% per annum)

        Deutsche Telekom has agreements with a number of banks pursuant to which it can draw on credit facilities of up to EUR 17.9 billion. These include syndicated loan facilities entered into by Deutsche Telekom AG for EUR 9.0 billion (Deutsche Telekom syndicated credit) and T-Mobile UK for EUR 3.9 billion (T-Mobile UK syndicated credit). Deutsche Telekom AG serves as guarantor of the T-Mobile UK syndicated credit. The level of the interest rates depends on Deutsche Telekom's rating, the amount of the syndicated loan, and the LIBOR rate to be applied, plus a margin ranking of between 0.275 percent and 0.500 percent. The loan commitment fee is between 0.050 percent and 0.200 percent, and also depends on Deutsche Telekom's rating. As of December 31, 2004, EUR 0.7 billion of the T-Mobile UK syndicated credit has been used. This syndicated credit facility has an interest rate of 4.94 percent, excluding the loan commitment fee. There were no outstanding debts relating to the Deutsche Telekom syndicated credit at the end of 2004.

        Part of the syndicated credit serves as collateral for Deutsche Telekom's commercial paper program. Deutsche Telekom may not draw on the syndicated credit in the amount of drawings on the commercial paper drawdowns. Deutsche Telekom had not issued any commercial paper at December 31, 2004.

        Furthermore, Deutsche Telekom's credit facilities include bilateral bank lines amounting to EUR 5.0 billion, of which EUR 0.3 billion had been used at the end of 2004 for short-term drawings and EUR 0.1 billion for guarantees.

The development of debt is shown below:

Debt
(millions of €)

(*)
unaudited

        Debt decreased by approximately EUR 4 billion in 2002, despite the acquisition of the remaining shares in debis Systemhaus and T-Mobile Netherlands, mainly because of cash generated from operations, divestitures of real estate and financial assets, and positive foreign currency effects.

        In 2003, cash generated from operations, sales of assets, and positive foreign currency effects were the main drivers behind the further reduction in debt. New debt resulted primarily from the issuance of U.S. dollar bonds and convertible bonds.

        The decrease in debt in 2004 was mainly due to the repayment of bonds and medium-term notes, achieved primarily as a result of positive cash flow.

        Debt includes borrowings of EUR 14,745 million (2003: EUR 17,261 million) in foreign currencies.

        Certain debt agreements contain affirmative and negative covenants, including financial covenants, and provide for various events of default. As of December 31, 2004, Deutsche Telekom and its subsidiaries were in compliance with these covenants. Additionally, certain subsidiaries of Deutsche Telekom are or may be subject to debt covenants that restrain the payment of dividends or the making of loans to Deutsche Telekom AG. With regard to non-wholly owned subsidiaries, agreements with minority shareholders or generally applicable principles of law relating to the rights of minority shareholders may in some instances restrict the ability of Deutsche Telekom to direct the payment of dividends or making of loans from those subsidiaries to Deutsche Telekom AG. The ability of subsidiaries to pay dividends may be subject to limitations relating to the availability of sufficient retained earnings or other law requirements of general applicability.

Other liabilities

	As of December 31,
	2004	2003
	(millions of €)
Interest	1,315	1,698
Loan notes	690	799
Rental and leasing obligations	405	425
Liabilities to employees	129	162
Other	2,621	2,375

	5,160	5,459

        Other liabilities include taxes of EUR 1,083 million (2003: EUR 1,091 million) and social security liabilities of EUR 102 million (2003: EUR 100 million).

        Liabilities in the amount of EUR 11 million (2003: EUR 5 million) payable by subsidiary companies to banks and third parties are collateralized. Deutsche Telekom AG has provided no collateral for its liabilities.

        In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act — Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2004, this amount was EUR 2.1 billion.

Notes to the consolidated statement of cash flows

        The consolidated statement of cash flows has been prepared in conformity with International Accounting Standard (IAS) No. 7, Cash Flow Statements. Besides IAS 7, German Accounting Standard (GAS) No. 2, Cash Flow Statements, as approved by the German Accounting Standards Board (GASB), is also used in preparing the consolidated statement of cash flows.

        Liquid assets and short-term investments with original maturities of less than three months at the date of purchase are considered cash equivalents in the consolidated statement of cash flows. These current cash and cash equivalents increased by EUR 0.7 billion to EUR 8.0 billion in the year ended December 31, 2004.

        This is a result of the following developments:

(31) Net cash provided by operating activities

        Net cash provided by operating activities amounted to EUR 16.3 billion in the year ended December 31, 2004, a year-on-year increase of EUR 2.0 billion. In addition to lower net interest paid of EUR 0.2 billion and a EUR 0.9 billion improvement in working capital, this development is due in particular to the improvement in operating net income.

(32) Net cash used for investing activities

        Net cash used for investing activities amounted to EUR 4.3 billion. This includes primarily investments of EUR 6.9 billion in noncurrent assets and EUR 0.5 billion in shares of fully consolidated companies. This is partially offset in particular by cash inflows from the disposal of noncurrent assets amounting to EUR 2.6 billion. As a result, net cash used for investing activities increased by EUR 2.2 billion from EUR 2.1 billion in the prior year.

        Net cash used for investing activities increased year-on-year primarily due to increased investments in property, plant and equipment of EUR 0.2 billion and reduced cash inflows from sales of property, plant and equipment and shareholdings in consolidated companies and business units of EUR 0.5 billion and EUR 1.5 billion, respectively.

(33) Net cash used for financing activities

        Net cash used for financing activities increased by EUR 7.4 billion to EUR 12.7 billion in 2004. The 2004 financing activities included a reduction in debt of EUR 12.3 billion compared with EUR 5.1 billion in 2003 resulting mainly from the repayment of bonds and reductions in syndicated loans.

        In addition, dividend payments to minority shareholders increased by EUR 0.3 billion to EUR 0.4 billion in 2004.

OTHER DISCLOSURES

(34) Guarantees and commitments, and other financial obligations

	As of December 31,
	2004	2003
	(millions of €)
Guarantees	49	28
Liabilities arising from warranty agreements	1,280	2,199

	1,329	2,227

        The decrease in liabilities arising from warranty agreements is due primarily to the discontinuation of loan collateral guarantees by Deutsche Telekom AG for T-Mobile. In addition, T-Mobile International AG's obligation under a QTE (Qualified Technology Equipment) lease decreased from EUR 0.8 billion to EUR 0.7 billion due to exchange rate effects.

        Deutsche Telekom AG (45 percent), DaimlerChrysler Services AG (45 percent), and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute; 10 percent) — collectively the consortium or Toll Collect GbR — entered into an agreement with the Federal Republic of Germany, represented by the German Federal Ministry of Transport, Building and Housing (Federal Ministry of Transport), "on the collection of toll charges for the use of German autobahns by heavy vehicles, and the creation and operation of a toll system for the collection of autobahn toll charges for heavy vehicles" (operating agreement), dated September 2002 and last amended in April 2004 by an implementation agreement, under the terms of which they are obligated to set up and operate a system for the electronic collection of toll charges for heavy vehicles; this is to be performed by a project company with the legal form of a limited liability company under German law (GmbH) — Toll Collect GmbH. In addition, the parties of the consortium undertook, on a joint and several basis, in agreement with the Federal Republic, to maintain an equity ratio in the project company of 20 percent of the total assets (calculated on the basis of the German GAAP single-entity financial statements of the limited liability company) until August 31, 2004, and 15 percent thereafter; the total risk for Cofiroute arising from the Toll Collect project is limited to EUR 70 million.

        Under the terms of the "Equity Maintenance Undertaking", the parties of the consortium are obliged to fund additional capital in the event of negative developments within the Toll Collect project. As Deutsche Telekom AG did not expect that a future funding of additional capital to be repaid by any corresponding dividend from Toll Collect GmbH, accruals were recognized in 2003 for anticipated losses relating to the project. The operating agreement includes provisions for further contractual penalties after the approved start of operations (issuance of the special preliminary operating permit) if the performance of the system is not adequate. The Federal Republic is asserting claims for damages from the parties of the consortium of EUR 3.56 billion plus interest for the period September 1, 2003 to December 31, 2004 for lost toll revenues. In addition, the Federal Republic of Germany is asserting a claim for contractual penalties in the amount of approximately EUR 1.03 billion plus interest. This amount also includes contractual penalties of approximately EUR 790 million relating to the allegation that the agreement of the Federal Republic of Germany was not sought before certain subcontractor agreements were entered into. The amount of the contractual penalties may rise as the Federal Republic is also claiming time-related contractual penalties. Deutsche Telekom AG believes the claims of the Federal Republic are unfounded. The Federal Republic has resorted to arbitrational proceedings for clarification of the legal position, as provided for by the terms of the agreement. The maximum future obligations arising from the Toll Collect project cannot be quantified with adequate certainty; it is therefore not possible to express this in figures under guarantees and commitments.

        In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GbR amounting to EUR 0.6 billion; these are included in the table above.

Other Financial Obligations

	Dec. 31, 2004			Dec. 31, 2003
		of which due			of which due
	Total	in the following financial year	from the second financial year after the balance sheet date	Total	in the following financial year	from the second financial year after the balance sheet date
	(millions of €)
Present value of payments to special pension fund	8,200	900	7,300	9,000	950	8,050
Purchase commitments for interests in other companies	696	203	493	763	254	509
Obligations under rental and lease agreements	12,153	1,733	10,420	11,737	1,703	10,034
Purchase commitment from capital projects in progress	2,804	2,428	376	1,924	1,634	290
Commitments arising from transactions not yet settled	505	397	108	869	783	86
Other financial obligations	8	4	4	12	3	9

Total other financial obligations	24,366	5,665	18,701	24,305	5,327	18,978

        The present value of payments that Deutsche Telekom is required to make in accordance with Postreform II to the Company's special pension fund for civil servants, or its successor, on the basis of the 1998 life expectancy tables prepared by Prof. Klaus Heubeck, amounted to EUR 8.2 billion at December 31, 2004 (see Note (28), Accruals for pensions and similar obligations.)

        Purchase commitments for interests in other companies relate mainly to Deutsche Telekom AG (EUR 561 million). The decrease in the commitments is mainly due to the removal of the obligation to acquire the shares of Scout24 AG (EUR 0.2 billion in 2003), as the acquisition was completed in February 2004. This reduction was offset by the obligation of T-Mobile Global Holding Nr. 2 GmbH to purchase additional shares of CMobil B.V. in 2005 (EUR 71 million).

        The increase in obligations under rental and lease agreements is mainly attributable to new and renewed leases for real estate and radio towers. The majority of the lease obligations are attributable to Group Headquarters & Shared Services, T-Mobile, and T-Systems. The amount of the obligations was reduced by exchange rate fluctuations, particularly involving the U.S. dollar.

        The purchase commitments for capital projects in progress are primarily attributable to Deutsche Telekom AG (EUR 1.4 billion), T-Systems (EUR 1.0 billion), and T-Mobile (EUR 0.7 billion). Most of Deutsche Telekom AG's purchase commitments are short-term in nature. T-Systems has entered into commitments relating in particular to license agreements and software projects. T-Mobile's commitments are primarily commitments to purchase network and UMTS equipment.

        The commitments arising from transactions not yet settled relate primarily to short-term purchase commitments at T-Mobile (EUR 0.4 billion), in particular for mobile communications terminals and accessories.

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

Litigation, Claims and Assessments

        A number of class action lawsuits have been filed and consolidated in the U.S. District Court for the Southern District of New York by or on behalf of purported purchasers of the ADSs issued pursuant to a registration statement on Form F-3 filed with the SEC on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserts claims against the Company and the former Chairman of the Management Board, and others, under U.S. federal securities statutes based on allegations that statements made in the registration statement and prospectus were materially false and misleading because Deutsche Telekom allegedly failed to disclose adequately detailed information relating to merger negotiations with VoiceStream Wireless Corporation, and allegedly overstated the value of its real estate portfolio. The Court has certified the action as a class action and defined the class to include all purchasers of its ADSs during the period from June 19, 2000, to and including February 21, 2001. The selling shareholder in the offering, Kreditanstalt fuer Wiederaufbau, has been dismissed from the action. Fact discovery in the U.S. class action suits is complete. Deutsche Telekom and the former Chairman of its Management Board have filed two motions for summary judgment seeking dismissal, respectively, of all plaintiffs' claims with respect to nondisclosure of negotiations with VoiceStream and all plaintiffs' claims with respect to alleged overstatement of real estate values. Those motions have not yet been fully briefed or argued.

        On January 28, 2005, plaintiffs and defendants counsel entered into a Stipulation and Agreement of Settlement. The settlement contemplated by the stipulation (the "Settlement") requires the approval of the court to become effective. The Stipulation provides that the Company will pay US$ 120 million into a settlement fund, the proceeds of which will be used to pay administrative expenses related to the Settlement and, if the Settlement is finally approved by the Court and becomes effective, will be used to pay attorneys' fees and reimburse expenses to plaintiffs counsel and distributed to the members of the Class in accordance with a plan of allocation, which will also require Court approval. The Company expects a significant portion of this amount to be covered under existing directors' and officers' liability insurance policies. If the Settlement becomes effective, all claims that have been or could have been asserted by any Class members against the Company or any of the defendants which arise out of or relate in any way to the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth or referred to in the consolidated class actions or that could have been asserted relating to the purchase, transfer or acquisition of ordinary shares in the form of ADSs during the class period shall be dismissed and released.

        Purported purchasers of Deutsche Telekom shares sold pursuant to prospectuses dated May 28, 1999 and May 26, 2000 have filed approximately 2,127 lawsuits (with approximately 14,500 plaintiffs) in Germany. The plaintiffs predominantly allege that the book values the Company recorded for its real property portfolio were improperly established and maintained under German GAAP. In a number of these lawsuits, claims have also been made with respect to the VoiceStream transaction analogous to those made in the purported U.S. class action lawsuits described above. In the most recent series of lawsuits, which were mainly filed in May 2003, many plaintiffs assert more allegations. They allege, among other things, that the purchase price for the U.K. cellular phone carrier One2One was unreasonably high and the prospectus did not provide information about necessary write offs to goodwill, that the internal mid-term financial plan for 2000-2004 was inaccurate, that the prospectus did not properly inform investors about the general risks of the international expansion, relations with Company's major shareholder, the Federal Republic of Germany and the risks of the liberalization of the German telecommunication market. Further, they allege that the business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be bought in an auction in August 2000.

        These lawsuits are pending before the District Court in Frankfurt am Main, where a first oral hearing took place on November 23, 2004. In the hearing the presiding judge issued a statement describing his preliminary view that he doubted whether the valuation method the Company used in determining the book values recorded for real property portfolio were compliant with the applicable legal standards. Therefore, he continued, it might be necessary to take evidence by obtaining an expert opinion with respect to the value of the Company's real property portfolio. However, the presiding judge also stated that the court, in its preliminary opinion, and subject to additional briefing by the parties, regarded the claims not related to the valuation of the real property portfolio as unfounded. The next oral hearing is scheduled for June 21, 2005. The aggregate euro amount of all shareholders' claims filed in Germany in these lawsuits is approximately EUR 80 million.

        Many shareholders have also initiated conciliation proceedings with a state institution in Hamburg ("Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg, or "OeRA"), mainly to stay the statute of limitations. According to information the Company has received orally from the OeRA, approximately 14,000 to 17,000 shareholders have instituted conciliation proceedings. Participation in these conciliation proceedings is voluntary, and Deutsche Telekom has declined to participate. The Company expects the claims made in these conciliation proceedings to be analogous to those made in the purported prospectus liability lawsuits described above.

        The Company is contesting each of the aforementioned lawsuits vigorously, however it is not in a position to predict the outcome or impact of the lawsuits or of the conciliation proceedings.

        As previously disclosed, the Bonn public prosecutor is conducting an investigation into allegations in the press and elsewhere asserting that the book values recorded for the Company's real property portfolio were improperly established and maintained under applicable accounting principles and so were substantially overvalued in the Company's 1995 opening balance sheet and in later balance sheets. The Bonn public prosecutor has notified Deutsche Telekom that his investigation also involves whether the Company underpaid its German corporate income and trade taxes, because amortization and depreciation were higher than they should have been as a result of the alleged overstatement, and whether the Company wrongfully paid dividends to its shareholders in 1998 in reliance on the overstatement. The Company believes that the book values of its fixed assets with respect to the real property portfolio have been correctly presented in accordance with applicable accounting principles and disputes all allegations to the contrary. Deutsche Telekom has nonetheless been cooperating fully in the investigation and is interested in seeing it expeditiously resolved. The Company cannot offer assurances as to the timing or outcome of the prosecutor's investigation. The investigations are being conducted with regard to certain individuals and are not directed against Deutsche Telekom as a corporate entity. Adverse consequences for the Company could follow if any of the individuals who are or who become subjects of the investigation are found to have violated the law. In 2003, the Company was informed that the Bonn public prosecutor's investigation into the allegations that the book values recorded for the Company's fixed assets in general, including technical equipment and machinery, were improperly established and maintained under applicable accounting principles and, thus, were substantially overvalued in its 1995 opening balance sheet and in later balance sheets, was concluded without action.

        The Bonn public prosecutor is also conducting other investigations. One investigation concerns allegations that members and former members of Deutsche Telekom's Management Board breached their duties by causing the Company to pay excessive consideration for VoiceStream and Powertel. Another investigation concerns allegations that the Company wrongfully bore liability risks in connection with the June 2000 global offering by KfW of its shares. The Company understands that these investigations are being conducted with respect to individuals and are not directed against Deutsche Telekom as a corporate entity. In each case, the Company believes that its board members and the Company have acted appropriately, and the Company is cooperating in the investigations. Adverse consequences for Deutsche Telekom, including litigation against the Company, could follow, however, if the individuals who are the subjects of the investigations are found to have violated the law.

        In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and the Company before the Hamburg District Court (Landgericht Hamburg) claiming that T-Online had engaged in an anti-competitive practice by bundling its "By-Call" Internet access charge with the Company's ISDN telephone access. The Hamburg District Court decided in the favor of the Company in both proceedings. AOL Bertelsmann's appeal to the Hamburg Court of Appeals was rejected. AOL Bertelsmann lodged an appeal with the Federal Court of Justice (Bundesgerichtshof). In March 2004, the Federal Court of Justice has remanded the case to the Hamburg Court of Appeals for further proceedings in connection with certain factual determinations that may have a significant influence on the outcome of the appellate proceeding. The Company believes that these additional proceedings will not be concluded in the near term and that a determination with respect to a likely outcome cannot be made at this time.

        In September 1998, Deutsche Post AG commenced an arbitration proceeding seeking contributions from the Company relating to the cost of employee housing for former Deutsche Bundespost employees, including a number of its employees. In 1995, responsibility for the housing of former employees of Deutsche Bundespost was assigned to Deutsche Post AG. The parties have different views as to the amount the Company is obliged to pay as cost reimbursement for the use of such employee housing for its employees. Deutsche Post AG currently is seeking payment in the amount of EUR 139.7 million from the Company, although the Company expects that Deutsche Post AG may claim further amounts in the event that its initial claim is successful. In March 2000, the Company raised counterclaims in the amount of EUR 62.6 million reclaiming down payments from 1995 and 1996. The outcome of the arbitration proceeding is uncertain.

        Media reports have suggested that radio frequency emissions from wireless handsets and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. Whether or not such research or studies conclude there is a link between radio frequency emissions and health, these concerns over radio frequency emissions may discourage the use of wireless handsets and may result in significant restrictions on the location and operation of cell sites, either or both of which could have a material adverse effect on the Company's or on T-Mobile USA's results of operations. T-Mobile USA is subject to current, and potentially future, litigation relating to these health concerns. Several amended class action lawsuits have been filed against T-Mobile USA and several other wireless service operators and wireless phone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless handsets. The complaints seek substantial money damages as well as injunctive relief. The Company may be required to pay significant awards or settlement and may incur significant expenses in defending these lawsuits.

        In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich (Landgericht München) against the Company and Siemens AG, alleging that the companies are both infringing on the plaintiff's patent by providing services using Asynchronous Transfer Mode (ATM) technology. Because ATM technology is used in a number of products and services which the Company offers, e.g. T-DSL and T-ATM, an adverse outcome in this proceeding could have a substantial adverse effect on its business.

        In December 2004 and January/February 2005, a number of telephone directory service providers who receive data relating to subscribers to voice telephony services from the Company for the purpose of establishing own directory services filed suits with the District Court of Cologne (Landgericht Köln), or applied for payment orders in the aggregate amount of approximately EUR 544 million plus interest, claiming reimbursement for payments made to the Company since 1999 as well as corresponding damages. The plaintiffs, referring to a decision by the European Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit) allege that the Company overcharged the remuneration for the provision of this data.

        On September 2004, Deutsche Telekom AG received notice that the Federal Republic had initiated arbitration proceedings with respect to asserted claims in connection with Toll Collect.

(35) Financial instruments

Fair Value

        The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following is a summary of the estimated fair value of Deutsche Telekom's financial instruments:

	As of December 31, 2004		As of December 31, 2003
	Fair value	Net carrying amount	Fair value	Net carrying amount
	(millions of €)
Assets
Other investments in related companies	1,117	288	750	496
Other long-term loans	51	51	77	78
Other investments in noncurrent assets	17	16	80	86
Accounts receivable	5,131	5,131	5,874	5,874
Liquid assets	8,050	8,050	9,127	9,127
Other investments in marketable securities	97	95	175	173
Liabilities
Bonds and debentures	46,823	39,592	56,151	51,613
Liabilities to banks	3,057	3,060	3,730	3,798
Other liabilities	9,758	9,758	10,666	10,666
Derivative financial instruments(1)
Interest rate swaps	(36)	(91)	(74)	(194)
Cross-currency interest rate swaps sold	(551)	(342)	(712)	(231)
Foreign currency forward contracts	(180)	(67)	(80)	(16)
Foreign currency options	0	0	1	0

(1)
Non-bracketed amounts represent assets, bracketed amounts represent liabilities.

        Fair values were determined as follows:

        The fair value of other investments in noncurrent securities and in marketable securities is based on quoted market prices for those instruments or similar instruments, where available. Otherwise, these assets are measured using recognized valuation techniques. The net carrying amount of other investments in marketable securities is adjusted to market value where market value is less than the original investment. The net carrying amounts of trade accounts receivable approximate their fair values, due to the short period to maturity. The net carrying amounts of liquid assets also reflect reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

        The fair value of debt which is publicly traded, primarily bonds and debentures, is estimated based on quoted market prices at year end, where available. Otherwise, these assets are measured using recognized valuation techniques. The carrying amounts of liabilities to banks and other liabilities approximate their fair values. The fair value of off-balance sheet financial instruments generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts. The estimated fair values of derivatives used to hedge or modify the Company's risk will vary substantially with future changes in interest rates or with fluctuations in foreign exchange rates. These changes in fair values should not be viewed in isolation, but rather in relation to adverse changes in the values of the underlying hedged transactions.

        The fair values of other investments in related companies as well as loans to unconsolidated subsidiaries and associated companies, which have carrying amounts of EUR 292 million and EUR 523 million at December 31, 2004 and 2003 respectively, could not be determined, except for the investments in VocalTec and MTS, because they are not publicly traded. VocalTec and MTS are valued at fair value based on their share price.

        The fair value of derivatives is determined as the present value of future payments on the basis of recognized valuation techniques.

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

        Derivatives classified as hedging instruments are those entered into for the purpose of matching or eliminating risk from potential movements in interest rates and foreign exchange rate inherent in the Company's assets and liabilities. A derivative is designated as a hedge where there is an offset between the effects of potential movements in the derivative and designated underlying asset, liability, or position being hedged. Such derivatives are reviewed regularly for their effectiveness as hedge instruments. Derivative instruments designated as hedges are accounted for together with the hedged item.

        The main interest rate instruments used are interest rate swaps. These are entered into with the purpose of transforming the coupons on bonds, and the interest rates on loans and financial assets, in accordance with strategy for the mix of fixed and floating rate interest instruments that is determined once a year. Interest rate swaps are designated as hedging instruments for specific liabilities or groups of similar liabilities. Cross-currency interest rate swaps usually swap foreign currency bonds and medium-term notes or loans granted to Group companies outside the euro zone in required target currencies.

        Gains or losses related to changes in the value of interest rate swaps are generally not recognized. Interest rate swaps which are not designated as hedging instruments for on-balance sheet assets and liabilities (which are mainly hedges of planned future transactions) are marked to market and resultant negative values are accrued and included as a component of net interest expense; gains are recognized upon realization. Unrealized gains and losses from changes in fair value are netted currency for currency and assigned to portfolios, and the resultant net loss is accrued. Net gains are not recognized. The interest differential to be paid or received on interest rate swaps is recognized in the statement of income, as incurred, as a component of net interest expense. Gains or losses on interest rate swaps released prior to their maturity are recognized immediately in net interest expense.

        The Company uses foreign currency forward contracts and options to hedge currency risks arising from its investing, financing, and operating activities. Foreign currency forward contracts hedging firm commitments to invest in or sell a foreign entity are not recognized at the balance sheet date. Such firm commitments are recognized using the foreign exchange rate fixed by the foreign currency forward contract. Where the Company uses call options to hedge firm commitments to invest in or sell a foreign entity, the option is carried in other assets and is not measured until exercise or expiration. The option premium is included in the purchase cost of the investment when it is recorded, and in the proceeds from the sale when the selling price is received. Gains and losses resulting from foreign currency forward contracts, cross-currency interest rate swaps, and foreign currency financing which relate to the net investments in foreign entities are recorded in the cumulative translation adjustment account.

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

        The net carrying amounts of the derivative financial instruments amounted to EUR (500) million at December 31, 2004 (December 31, 2003: EUR (441) million), of which EUR 148 million is recognized in other assets (December 31, 2003: EUR 233 million), and EUR (479) million is recognized in other liabilities (December 31, 2003: EUR (443) million). Accruals in the amount of EUR (169) million were recognized (December 31, 2003: EUR (231) million).

        The following is a summary of the contract or notional principal amounts outstanding, and the average interest paid and received at December 31, 2004 and 2003:

	Dec. 31, 2004				Dec. 31, 2003
	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received	Maturity	Notional amount millions of €	Average interest rate paid	Average interest rate received
Interest rate swaps (EUR)
Receive fixed, pay variable	2005-2010	12,437	2.18%	3.36%	2004-2010	13,664	2.12%	3.96%
Forward receive fixed, pay variable	—	—	—	—	2007-2008	2,000	EURIBOR6M	3.86%
Receive variable, pay fixed	2005-2010	2,555	5.80%	2.20%	2005-2010	2,555	5.80%	2.20%
Forward receive variable, pay fixed	2006	1,500	2.57%	EURIBOR3M	—	—	—	—
Interest rate swaps (USD)
Receive fixed, pay variable	2005-2007	3.079	2.73%	2.53%	2005-2007	2,539	1.23%	2.31%
Forward receive fixed, pay variable	—	—	—	—	2007	793	USDL6M	3.22
Receive variable, pay fixed	2007	2,200	5.07%	2.77%	2007	793	4.65%	1.22%
Forward receive variable, pay fixed	—	—	—	—	2007-2008	3,015	4.70%	USDL6M
Interest rate swaps (GBP)
Receive fixed, pay variable	2005	283	4.90%	3.84%	2005	283	4.18%	3.84%
Receive variable, pay fixed	2005-2006	708	5.78%	5.00%	2005-2006	779	5.80%	3.83%
Interest rate swaps (JPY)
Receive fixed, pay variable	2005	644	0.31%	1.50%	2005	668	0.31%	1.50%
Interest rate swaps (HUF)
Receive variable, pay fixed	2006	258	9.25%	11.89%	2006	241	9.25%	9.61%
Cross-currency interest rate swaps	2005-2032	3,607	5.71%	3.36%	2004-2032	4,883	5.25%	2.57%
Foreign currency forward contracts
Forward purchases	2005-2008	3,118	—	—	2004-2008	1,190	—	—
Forward sales	2005-2006	417	—	—	2004-2006	982	—	—
Foreign currency options	—	—	—	—	2004-2005	5	—	—

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

(36) Segment reporting

        Deutsche Telekom applies Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) and the German Accounting Standard No. 3 "Segment Reporting" (GAS 3) for the calculation of segment information. These require companies to disclose information on their operational segments in accordance with their internal reporting structures. Under SFAS No. 131 and GAS 3, Deutsche Telekom has the following operational segments for which reporting is required: T-Com, T-Mobile, T-Systems, T-Online. The segments for which reporting is required are strategic divisions which differ in their products and services, their relevant sub-markets, the profile of their customers, and their regulatory environment. The business segments are thus the primary reporting format and the geographic regions the secondary segment reporting format.

        The measurement methods used for the Group segment reporting correspond mainly to those used in the German consolidated financial statements. Deutsche Telekom evaluates the segments' performance based on the income before income taxes; the operational figures EBIT and EBITDA are also used. Based on income before taxes, EBIT does not include extraordinary income (losses) nor net financial income (expense). EBITDA additionally excludes depreciation and amortization. As no extraordinary items arose in any of the periods, the income before income taxes corresponds to results from ordinary business activities.

        Revenues generated and goods and services exchanged between segments are, as far as possible, calculated on the basis of market prices. With the exception of depreciation and amortization, write-ups, additions to and reversals of accruals, no major noncash items are shown in the segments. The income (loss) related to associated and related companies relates to income from investments and associated companies, as well as write-downs of financial assets and other investments in marketable securities.

        Segment assets under segment reporting include the carrying amount of property, plant, and equipment, intangible assets, and financial assets. Segment investments are defined as increases in these areas, adjusted for intragroup transactions. In addition, the segment assets and segment investments are shown by geographical region; assignment to the individual regions is generally determined by the location of the asset. Please refer to note (1), Net revenue, for the presentation of revenue by regions. In accordance with GAS 3, liabilities have been assigned to the segments since the 2000 financial year. As part of Group segment reporting, these include debt and other liabilities, excluding tax liabilities.

        The structure of the segments has been adjusted to reflect the revised reporting structure at T-Com and T-Systems in 2004. The Toll Collect joint venture has been transferred to and reported under the T-Systems segment since April 1, 2004. To facilitate comparison, prior-year figures have been adjusted. Due to the expansion of the EU to the east, it is no longer necessary to disclose separate information in the secondary reporting format for the two previous geographical segments EU (excluding Germany) and Rest of Europe. These two geographic segments have been combined, since Deutsche Telekom's activities on the European market are primarily in EU member states. The figures for the previous year have also been combined.

Segments by geographic area(1)

	Segment assets for the year ended		Segment investments for the year ended
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Germany	41,377	46,065	3,137	3,201
Europe (excluding Germany)	26,564	27,337	2,162	1,810
North America	22,088	21,815	1,911	2,033
Other	408	434	30	23

Group	90,437	95,651	7,240	7,067

(1)
For the assignment of net revenue to geographic segments, please refer to Note (1), Net revenue.

T-Com

        Net revenue decreased slightly in 2004 by EUR 691 million to EUR 24,425 million. Access revenues continued to increase as a result of price adjustments and the growing number of DSL lines, offset by a decrease in call revenue due to increased competition, the introduction of call-by-call and carrier preselection, as well as higher penetration of rate options. Network interconnection between other network operators, the reduction in interconnection charges in December 2003 and the deconsolidation of the remaining cable companies as of March 1, 2003 also contributed to the decrease in revenue. While revenue from data communications increased slightly, revenue from terminal equipment declined as a result of lower demand and lower prices. The revenue generated in Eastern Europe was slightly higher than the prior-year comparative as a result of currency translation adjustments.

        Revenue from business with other segments decreased in 2004 by EUR 701 million from EUR 4,090 million to EUR 3,389 million. T-Com provides other segments with network and support services in particular, but also supplies them with fixed-network terminal equipment. The decrease in revenue is primarily attributable to price cuts in the upstream market, network interconnection between T-Mobile and T-Systems, and the change of the business model in the T-Punkt shops; as of May 1, 2004 T-Com receives only commission for selling mobile devices.

        In 2004, depreciation and amortization decreased by EUR 378 million when compared with 2003, to EUR 4,790 million. This is primarily due to lower capital expenditures. Net interest improved significantly from net interest expense of EUR 315 million in 2003 to net interest income of EUR 76 million in 2004, reflecting the reduction in debt. The income related to associated and related companies consists of the equity interest in associated companies accounted for using the equity method.

        Despite a decline in revenues, income before income taxes increased in 2004. In addition to the reasons indicated above, the increase of EUR 835 million to EUR 5,525 million was mainly due to improved efficiency relating to operating expenses, in particular lower cost of sales, selling costs, and administrative costs. Reasons for lower costs consists of the reduced number of employees and the corresponding reduction in personnel-related operating costs, the decline of revenue-related costs, and the aforementioned change in the business model of the T-Punkt shops.

        The reduction in segment assets of EUR 1,854 million to EUR 27,176 million is due in particular to the depreciation of property, plant, and equipment that is substantially higher than capital expenditures. The investments in T-Com's segment assets were mainly made in technical equipment — in the outside plant telecommunications network, in switching and transmission equipment, and in UMTS licenses in Hungary and Croatia. These investments were driven mainly by the expansion and upgrading of the local loop, the roll-out of the new transmission platform, capital expenditure for IT systems, and the roll-out of additional DSL lines to meet demand. Capital expenditure increased from EUR 2,216 million in 2003 to EUR 2,384 million in 2004. Segment liabilities mainly consist of debt and trade payables.

T-Mobile

        The EUR 2,516 million increase in net revenue from EUR 21,572 million in 2003 to EUR 24,088 million in 2004 reflects the substantial increase in the number of subscribers in almost all the mobile communications networks under T-Mobile's majority control, particularly in the United States, Germany, the United Kingdom, the Czech Republic, and the Netherlands. The total number of subscribers increased by more than 8 million.

        Revenue from business with other segments decreased by EUR 299 million from EUR 1,206 million in 2003 to EUR 907 million in 2004, primarily generated within Germany through network interconnection services (so-called "mobile terminated calls").

        Depreciation and amortization in 2004 remained almost unchanged year-on-year at EUR 5,088 million and consisted mainly of the amortization of mobile communications licenses amounting to EUR 1,193 million and the amortization of goodwill of EUR 1,398 million. Further depreciation of EUR 1,679 million was charged on technical equipment and machinery in the 2004 financial year. The net interest expense decreased year-on-year by EUR 109 million to EUR 883 million. This is mainly due to the repayment of a series of bonds at T-Mobile USA and a swap closeout at T-Mobile UK in 2003. The income related to associated and related companies also improved by EUR 12 million year-on-year to EUR 109 million. The income related to associated and related companies in 2004 includes in particular positive contributions to income made by MTS and PTC amounting to EUR 177 million and EUR 106 million respectively, offset by the losses in the amount of EUR 127 million relating to negative contribution to income made by GSM Facilities.

        The income before income taxes of the T-Mobile segment in 2004 increased by EUR 3,805 million, from EUR 831 million to EUR 4,636 million. Apart from the reasons stated above, this development is mainly attributable to the write-up of the U.S. mobile communications licenses in the amount of EUR 2,448 million and to the gain from the sale of 15.09 percent equity interest in the Russian company MTS amounting to EUR 941 million. The increase in income was partially offset by the recognition of an accrual for contingent losses of EUR 529 million relating to the dissolution of the mobile communications joint venture between T-Mobile USA and Cingular Wireless (GSM Facilities.) In addition, economies of scale and synergy effects made a substantial contribution to improving operating performance.

        Segment assets amounting to EUR 48,314 million continue to consist mainly of intangible assets, in particular mobile communications licenses and goodwill. Despite the write-up of the U.S. mobile communications licenses, the decline in the segment's intangible assets and property, plant, and equipment is due primarily to the exchange rate effects caused by translating the currencies of foreign subsidiaries — in particular T-Mobile USA — and to continued amortization. In 2004, investments focused in particular on property, plant, and equipment as a result of the further expansion of the U.S. network. Segment liabilities consist primarily of debt.

T-Systems

        Net revenue increased slightly in 2004 by EUR 54 million, to EUR 7,238 million, mainly due to the positive development in the two service lines Computing Services and Desktop Services within the Information Technology (IT) unit. This was offset by the decline in the net revenue recorded by the Telecommunications (TC) unit due to continued marked price and competitive pressures. The International Carrier Services service line, which experienced a decrease in voice traffic, contributed to this decline. The sale and deconsolidation of the interests in T-Systems SIRIS, T-Systems MultiLink, TELECASH Kommunikations-Service GmbH, and T-Systems CS also impacted net revenue.

        Revenue from business with other segments decreased by EUR 131 million year-on-year to EUR 3,299 million.

        The decrease of EUR 111 million in depreciation and amortization to EUR 1,388 million is attributable in particular to the lower depreciation base. The net interest expense decreased further from EUR 39 million in 2003 to EUR 29 million in 2004, on account of the positive cash flow, and the losses related to associated and related companies was also reduced substantially from EUR

447 million in 2003 to EUR 145 million in 2003 as a result of lower additions to provisions for losses relating to Toll Collect.

        The extensive measures taken to increase efficiency and quality ("Focus & Execution" strategy program) also reduced the loss before income taxes. The disproportionately large decrease in operating expenses, particularly cost of sales, in 2004 is attributable to improved business processes and consistent cost management. The loss before income taxes was negatively impacted in the reporting period by restructuring expenses and transfer payments to Vivento totaling EUR 125 million. The proceeds from the sale of T-Systems SIRIS and TELECASH Kommunikations-Service GmbH in the previous year were not matched by any comparable income in the 2004 financial year.

        Segment assets amounting to EUR 4,976 million consist mainly of intangible assets, which essentially comprise goodwill relating to the former T-Systems ITS. In 2004, segment assets decreased in particular as a result of goodwill amortization. Capital expenditure focused on technical equipment and machinery and was reduced slightly to EUR 775 million. Segment liabilities consist mainly of debt.

T-Online

        T-Online's net revenue increased further in the year under review by EUR 131 million to EUR 1,793 million, thus continuing the upward trend of the previous years. This development is due to the increase in subscriber numbers in Germany in particular for broadband rates, the increased willingness to pay for services, and the first-time consolidation of the Scout24 group in the 2004 financial year.

        Revenue from business with other segments was on a par with the previous year.

        Depreciation and amortization mainly consists of goodwill amortization and increased slightly to EUR 452 million year-on-year, primarily due to the first-time consolidation of the Scout24 group. The net interest income remained almost unchanged in the period under review. By contrast, the income related to associated and related companies fell from EUR 90 million in the previous year to a loss of EUR 4 million, principally as a result of the non-recurrence of the one-time write-up of the net carrying amount of the stake in comdirect bank in 2003.

        In addition, higher selling costs resulting from the broadband campaign had a negative impact on income before income taxes in the reporting period. The reduction in the cost of sales, despite increased revenues, was not sufficient to offset this development. The income before income taxes fell by EUR 31 million to EUR 73 million.

        T-Online's segment assets mainly consist of intangible assets, primarily goodwill. The decrease in segment assets to EUR 1,374 million is due in particular to the amortization of goodwill. The increase in investments from EUR 116 million to EUR 260 million primarily relates to the goodwill of the Scout24 group. The increase in segment liabilities is attributable to short-term liabilities to Deutsche Telekom AG.

Group Headquarters & Shared Services

        Net revenue at Group Headquarters and Shared Services increased by EUR 32 million from EUR 304 million in 2003 to EUR 336 million in 2004. The small percentage of Group Headquarters & Shared Services' total revenue accounted for by net revenue is mainly generated by the real estate companies.

        The increase in revenue from business with other segments of EUR 201 million in 2003 to EUR 4,165 million in 2004 is primarily due to the revenues generated by Vivento in the call center business and by Vivento Technical Services.

        The decrease of EUR 35 million in depreciation and amortization to EUR 846 million in 2004 reflects the continued reduction of real estate assets. The net interest expense decreased by EUR 267 million in 2004 to EUR 2,607 million due to the reduction in debt. The income related to associated and related companies of EUR 35 million in 2004 is mainly attributable to the gain on sale of the interest in Eutelsat.

        The decrease in the loss before income taxes from EUR 4,071 million in 2003 to EUR 3,792 million in 2004 primarily attributed to the improvement in the net interest expense and the income related to associated and related companies. The higher expenses at Vivento in 2004 were offset in particular by the non-recurrence of other employee-related expenses in 2003, namely the additions to the pension accruals additions to the Civil Service Health Insurance Fund.

        The reduction in segment assets of EUR 1,056 million to EUR 9,575 million is attributable in particular to the decrease in property, plant, and equipment, and in financial assets. This resulted primarily from the continued sale of real estate assets and the disposal of the interests in SES Global S.A. Capital expenditure rose in comparison with the previous year. Segment liabilities, in particular debt, were substantially reduced in 2004.

Reconciliation

        The items to be reconciled relate mainly to consolidation measures. As in the previous year, the reconciliation does not include any additional items for 2004.

(37) Related party disclosures

Federal Republic of Germany and majority shareholdings

        Deutsche Telekom has numerous business relationships with the Federal Republic of Germany and the companies in which it holds majority shareholdings. Key related parties include Deutsche Post and KfW.

        In 2004, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion (2003: 0.7 billion) from Deutsche Post World Net. These mainly relate to postage charges for letters and packages. In the same period, the Deutsche Post World Net group purchased goods and services totaling EUR 0.4 billion (2003: 0.5 billion) from Deutsche Telekom. This amount primarily comprises IT products and services.

        In addition, Deutsche Telekom AG and Deutsche Postbank entered into a master credit agreement in the amount of EUR 0.1 billion. In 2004, this credit line was drawn to its maximum amount of EUR 41 million. This agreement expires May 31, 2005.

        Deutsche Telekom also has a credit facility with Deutsche Postbank amounting to EUR 0.4 billion, EUR 20 million of which was outstanding at December 31, 2004.

        Furthermore, Deutsche Telekom has cash investments at Deutsche Postbank in 2004 with market rates of interest and maturities. On December 31, 2004, the amount invested was EUR 0.5 billion.

        The Company's Dutch financing subsidiary, Deutsche Telekom Finance, has issued three loans of GBP 150 million each with KfW (total principal outstanding EUR 0.6 billion.) The loan terms are at market rates of interest, based on Deutsche Telekom AG's current credit rating, among other things.

Associated Companies

        Deutsche Telekom also has business relationships with numerous associated companies, particularly with Toll Collect.

        In 2004, T-Systems generated revenues of approximately EUR 0.3 billion (2003: EUR 0.1 billion) from business with Toll Collect. These revenues are for services rendered for the integration and implementation of hardware and software components for the electronic toll collection system.

Natural persons

        No transactions took place between Deutsche Telekom and persons in key management positions.

(38) Compensation of the Management Board and the Supervisory Board

        Under the terms of their service contracts, the members of the Management Board are entitled to fixed and variable (performance-related) remuneration. Total remuneration is approximately 2/3 variable and 1/3 fixed.

        Performance-related remuneration is determined on the basis of the achievement of the targets agreed between the Supervisory Board General Committee and the members of the Management Board before the beginning of the year.

        A total of EUR 11,906,899.37 has been reported as remuneration in 2004 for the members of the Management Board. This amount includes the fixed annual salary, the variable remuneration, the expenditure for the 2004 Mid-Term Incentive Plan, and noncash compensation amounting to EUR 426,891.45.

        Each active member of the Management Board at the beginning of 2004 waived their gross salary for the month of May, as a personal contribution to Deutsche Telekom AG in 2004.

        The members of the Management Board participate in the Deutsche Telekom AG's Mid-Term Incentive Plan (MTIP) as part of their total compensation in the 2004 financial year. The MTIP is a Group-wide long-term compensation instrument for senior executives, including the Management Board. The plan has a term of three years and will be issued annually on a rolling basis. It consists of two share-price-based, additive and equally weighted measures of success (plan hurdles), one absolute and one relative plan hurdle. The absolute plan hurdle requires an increase in the value of the T-Share by at least 30% by the end of the three-year measurement period (December 31, 2006.). The relative plan hurdle requires the total return index of the T-Share to outperform the Dow Jones EuroSTOXX Total Return index. From the 2004 tranche, each member of the Management Board can reach an incentive volume of 15% (if one plan hurdle is met) or up to 30% (if both plan hurdles are met) of their own contractually agreed target salary (basic compensation plus variable compensation in the case of 100% target achievement). If no plan hurdles are met, no incentive is paid. For further details, please refer to the Note (27) Stock-based compensation, Mid-Term Incentive Plan (MTIP).

        The following table summarizes the total 2004 compensation received by the members of the Management Board (assuming the Deutsche Telekom AG financial statements are approved in their current form):

Name	Fixed annual salary in 2004	Variable remuneration for 2004	Amount accrued for both MTIP 2004 plan targets (fair value expenditure for the 2004 financial year)
	Amounts (€)
Kai-Uwe Ricke	1,145,833	1,415,625	94,607.00
Dr. Karl-Gerhard Eick	859,375	1,061,719	70,955.25
Dr. Heinz Klinkhammer	687,500	821,250	56,764.20
René Obermann	687,500	798,750	56,764.20
Walter Raizner (from Nov. 1)	156,250	187,500	19,630.76
Konrad F. Reiss	687,500	811,875	56,764.20
Josef Brauner (until April 30)	250,000	279,475	left during financial year	(1)
Thomas Holtrop (until Sept. 30)	500,000	675,000	left during financial year	(1)

Total	4,973,958	6,051,194	355,485.61

(1)
Accrual is included in the total for members of the Board of Management who left during the financial year.

        The Company's 2001 Stock Option Plan was terminated as of the 2003 financial year pursuant to a resolution by the shareholders' meeting of May 18, 2004. The stock options granted to the Group Board of Management for the first and last time for the 2001 financial year (and those options from the previous 2000 Stock Option Plan for the year 2000) shall remain exercisable provided the hurdles are met as required.

        Compensation paid to former members of the Board of Management and their surviving dependents and assigns totaled EUR 12,122,365.73. The accruals set up for ongoing pensions and pension entitlements amounted to EUR 53,951,622 (PBO according to SFAS 87). Indirect pension obligations for former members of the Board of Management resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with § 15 (1) of the Act concerning the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG) amounted to EUR 3,349,813.00. No accruals were recognized for these obligations (see § 285 No. 9b HGB). They are actuarially computed in accordance with § 6a of the German Income Tax Act, EStG.

        Deutsche Telekom has not granted any loans to current or former members of the Board of Management.

        The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation as approved in the 2004 shareholders' meeting. The members of the Supervisory Board receive fixed remuneration of EUR 20,000.00 per year. Depending on the development of net income per share, the members of the Supervisory Board may receive variable, short- and long-term performance-related remuneration.

        The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net income per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

        The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0 percent by which the net income per share in the second financial year following the reference year exceeds the net income per share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-

related remuneration for the financial year preceding the financial year in question, unless the net revenue in the reference year exceeds the net revenue in the financial year preceding the financial year in question.

        The short-term and long-term performance-related remuneration are each limited to a maximum amount of EUR 20,000.00.

        The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership in a Supervisory Board committee (with the exception of the Mediation Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they hold a seat.

        Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

        The total remuneration of the members of the Supervisory Board in 2004 amounted to approximately EUR 2,100,000.00 which amount also includes salary, expected bonus and other compensation of Supervisory Board Members who are employee members of the Supervisory Board. Of this amount, EUR 727,600.00 will be paid after the 2005 shareholders' meeting. Additionally, EUR 645,624.00 will be retained as an accrual for the long-term variable remuneration for the 2004 financial year and will be paid out after the 2007 shareholders' meeting subject to achievement of the relevant performance targets.

        The compensation of the individual members of the Supervisory Board for 2004 is as follows:

	Fixed remuneration	Short-term variable(1)	Total (net)	Imputed long-term remuneration entitlement(2)
	Amounts (€)
Member of the Supervisory Board
Monika Brandl	21,000.00	0.00	21,000.00	18,900.00
Josef Falbisoner	20,800.00	0.00	20,800.00	18,900.00
Dr. Hubertus von Grünberg	29,000.00	0.00	29,000.00	25,137.00
Volker Halsch (3)	13,500.00	0.00	13,500.00	11,812.50
Lothar Holzwarth	21,000.00	0.00	21,000.00	18,900.00
Dr. Dieter Hundt	31,200.00	0.00	31,200.00	28,350.00
Waltraud Litzenberger	21,000.00	0.00	21,000.00	18,900.00
Michael Löffler	21,000.00	0.00	21,000.00	18,900.00
Dr. Manfred Overhaus (4)	40,700.00	0.00	40,700.00	35,437.50
Hans W. Reich	21,000.00	0.00	21,000.00	18,900.00
Dr. Hans-Jürgen Schinzler	21,000.00	0.00	21,000.00	18,900.00
Dr. Klaus G. Schlede	63,800.00	0.00	63,800.00	56,700.00
Wolfgang Schmitt	50,200.00	0.00	50,200.00	44,037.00
Michael Sommer	21,000.00	0.00	21,000.00	18,900.00
Ursula Steinke	21,000.00	0.00	21,000.00	18,900.00
Prof. Dr. Dieter Stolte	21,000.00	0.00	21,000.00	18,900.00
Franz Treml (5)	75,600.00	0.00	75,600.00	66,150.00
Bernhard Walter	42,400.00	0.00	42,400.00	37,800.00
Wilhelm Wegner	66,200.00	0.00	66,200.00	56,700.00
Dr. Wiedeking, Wendelin	20,600.00	0.00	20,600.00	18,900.00
Dr. Klaus Zumwinkel	84,600.00	0.00	84,600.00	75,600.00

Total	727,600.00	0.00	727,600.00	645,624.00

(1)
The members of the Supervisory Board have waived their short-term variable remuneration for 2004.

(2)
Represents the accrual recognized. Long-term variable remuneration will be paid out for the first time after the 2007 shareholders' meeting for the period 2003 to 2006 provided the relevant performance targets have been achieved.

(3)
Member since October 1, 2004.

(4)
Member until September 30, 2004.

(5)
Mr. Treml received Supervisory Board compensation of EUR 12,271 from DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2004 financial year as a member of its Supervisory Board.

(39) Proposal for Appropriation of Net Income of Deutsche Telekom AG

        The consolidated statements of income of Deutsche Telekom AG reflects income after taxes (unappropriated net income) of EUR 2,881,090,241. Under the Stock Corporation Act (Aktiengesetz — AktG), the amount payable to shareholders as a dividend is based on the unappropriated net income disclosed by Deutsche Telekom AG in its German GAAP annual financial statements. The Supervisory Board and the Management Board propose, subject to the approval of the shareholders' meeting, to pay to its shareholders a dividend of EUR 0.62 per individual no par value share carrying dividend rights and to carry forward the remaining balance as part of unappropriated net income.

(40) Declaration of Conformity with the German Corporate Governance Code in Accordance with § 161 AktG

        In accordance with § 161 AktG, the Board of Management and the Supervisory Board submitted the mandatory declaration of conformity.

        The declaration of conformity by the publicly traded subsidiary T-Online International AG has been made available to shareholders of T-Online International AG.

(41) Reconciliation to U.S. GAAP

        The consolidated financial statements of Deutsche Telekom AG have been prepared in accordance with German GAAP, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the years in the three-year period ended December 31, 2004 and the shareholders' equity as of December 31, 2004 and 2003 to the extent described below.

Reconciliation of Net Income (Loss) from German GAAP to U.S. GAAP:

		For the year ended December 31,
		2004	2003	2002
		(millions of €)
Net income (loss) as reported in the consolidated financial statements under German GAAP		4,634	1,253	(24,587)
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a)	(326)	(460)	422
Mobile communications licenses	(b)	(1,565)	2,186	4,525
Internally developed software	(c)	72	(46)	37
Goodwill and asset differences	(d)	899	1,908	(2,199)
Write-down of trade names	(e)	—	—	(1,038)
Effects of dilution gains	(f)	—	—	(260)
Unrealized gains on marketable securities	(g)	5	3	0
Derivatives and related foreign exchange differences	(h)	(58)	(244)	(45)
Accruals for personnel restructuring	(i)	(138)	(19)	294
Deferral of gains on divestitures	(j)	—	—	321
Deferred income	(k)	17	(32)	(89)
Asset-backed securitizations	(l)	169	(55)	175
Investments in equity investees	(m)	(293)	265	346
Adoption of SFAS No. 143, cumulative to December 31, 2002	(n)	—	143	—
Asset retirement obligations	(n)	(41)	(124)	—
Effects of full consolidation of debis, net of tax	(o)	—	—	(28)
Other differences	(p)	(568)	780	272
Income taxes	(q)	(447)	(2,590)	(117)
Minority interest	(r)	(46)	(57)	(127)

Net income (loss) in accordance with U.S. GAAP		2,314	2,911	(22,098)

Income (loss) before cumulative effect of changes in accounting principle		2,314	2,827	(22,098)
Cumulative effect of changes in accounting principles-implementation of SFAS No. 143 in 2003, net of tax		—	84	—

Net income (loss) in accordance with U.S. GAAP		2,314	2,911	(22,098)

Earnings (Loss) per share in accordance with U.S. GAAP

	2004	2003	2002
Net income (loss) (millions of €)
Net income (loss) — basic and diluted	2,314	2,911	(22,098)
Weighted average shares outstanding (in millions)
Weighted average shares outstanding German GAAP	4,195	4,195	4,195
Adjustment(1)(2)	(28)	(31)	(36)

Weighted average shares outstanding U.S. GAAP — basic	4,167	4,164	4,159
Dilutive effect of options	5	5	—

Weighted average shares outstanding U.S. GAAP — diluted	4,172	4,169	4,159

Earnings (loss) per share (in €)
Basic earnings (loss) per share/ADS under U.S. GAAP	0.56	0.70	(5.31)

Basic earnings (loss) per share/ADS before implementation of SFAS No. 143	0.56	0.68	(5.31)
Cumulative effect from implementation of SFAS No. 143	—	0.02	—

Total basic earnings (loss) per share/ADS in accordance with U.S. GAAP	0.56	0.70	(5.31)

Diluted earnings (loss) per share/ADS under U.S. GAAP	0.55	0.70	(5.31)

Diluted earnings (loss) per share/ADS before implementation of SFAS No. 143	0.55	0.68	(5.31)
Cumulative effect from implementation of SFAS No. 143	—	0.02	—

Total diluted earnings (loss) per share/ADS in accordance with U.S. GAAP	0.55	0.70	(5.31)

(1)
Under U.S. GAAP, the weighted average shares outstanding have been adjusted to eliminate shares held in a trust, which are considered issued and outstanding for German GAAP but not for U.S. GAAP.

(2)
For the year ended December 31, 2004 and 2003, the shares issued upon conversion of the outstanding mandatory convertible bonds are excluded from the computation of diluted earnings (loss) per share because they are antidilutive.

Reconciliation of Shareholders' Equity from German GAAP to U.S. GAAP:

		As of December 31,
		2004	2003
		(millions of €)
Shareholders' equity as reported in the consolidated financial statements under German GAAP		37,941	33,811
U.S. GAAP reconciling adjustments
Differences in long-lived assets:
Differences in fixed assets	(a)	2,787	3,103
Mobile communications licenses	(b)	7,652	9,000
Internally developed software	(c)	540	471
Goodwill and asset differences	(d)	2,192	1,156
Effects of dilution gains	(f)	1,085	1,085
Unrealized gains on marketable securities	(g)	839	250
Derivatives and related foreign exchange differences	(h)	(140)	(73)
Accruals for personnel restructuring	(i)	161	302
Deferred income	(k)	(1,239)	(1,318)
Asset-backed securitizations	(l)	219	49
Investments in equity investees	(m)	(57)	205
Asset retirement obligations	(n)	(17)	25
Other differences	(p)	223	727
Income taxes	(q)	(66)	745
Minority interest	(r)	(4,590)	(4,559)

Shareholders' equity in accordance with U.S. GAAP		47,530	44,979

  (a) Differences in Fixed Assets

        The following table presents a summary of the main U.S. GAAP adjustments to equity discussed in this note:

		As of December 31,
		2004	2003
		(millions of €)
(i)	Valuation of fixed assets	2,688	2,816
(ii)	Capital leases including sale and leaseback transactions	(300)	(205)
(iii)	ISDN boxes	—	51
(iv)	Write-down of submarine cable and indefeasible-rights-of-use	176	211
(v)	Capitalization of interest and other	223	230

		2,787	3,103

        (i) Under German GAAP, the Company has written down fixed assets, primarily relating to its real estate holdings. These write-downs were not recorded under U.S. GAAP for fixed assets classified as held and used. This resulted in a difference of approximately EUR 2,644 million and EUR 2,693 million in the carrying basis of land and buildings between U.S. GAAP and German GAAP at December 31, 2004 and 2003, respectively. In addition, the Company had written-down EUR 5 million and EUR 123 million relating to the carrying value of certain fixed assets, on the basis of the "prudence' principle under German GAAP as of December 31, 2004 and 2003, respectively. Under U.S. GAAP, this write-down did not meet the impairment criteria under SFAS 144, and, therefore was reversed in the reconciliation. These differences in valuation result in higher depreciation expense to be recorded under U.S. GAAP than under German GAAP. In addition, these differences will affect the gains or losses to be recognized upon sale of the real estate, to the extent that these differences in carrying values relate to the real estate sold.

        In 2004, the Company recorded an adjustment of approximately EUR 39 million to reverse excess accumulated amortization (net of unrealized currency translation gains of approximately EUR 21 million) recorded relating to cell site related leasehold improvements in earlier years, which was deemed to be not material.

        (ii) The majority of capital lease differences relates to sale and lease back transactions. The Company entered into a series of sale and leaseback transactions primarily underlying its real estate holdings and to a substantially lesser extent equipment. These leasebacks qualified as off-balance-sheet leases under German GAAP. However, these transactions have been accounted for as financings under U.S. GAAP due to the Company's continuing involvement. The cumulative proceeds from the sales have been recorded as liabilities, and the net book value of the sold assets remain recorded as assets.

        The net book value of capital lease assets was EUR 2,690 million and EUR 2,663 million at December 31, 2004 and 2003, respectively. The capital lease obligations amounted to EUR 3,047 million and EUR 2,925 million at December 31, 2004 and 2003, respectively. Additionally, approximately EUR 56 million and EUR 57 million in financing fees related to the transaction were capitalized as other assets at December 31, 2004 and 2003, respectively. These capitalized financing fees are being amortized over the term of the leases. The future payments under German GAAP are included as minimum lease payments under operating leases in note (14) Property, Plant and Equipment.

        (iii) The Company historically capitalized ISDN boxes relating to digital telephony services under both German and U.S. GAAP. In 2000, the acquisition costs for new ISDN boxes no longer exceeded the Company's minimum capitalization threshold under German GAAP and were expensed when acquired. As new assets no longer met the criteria for capitalization, the Company also expensed EUR 204 million in 2000 relating to the then remaining book values of the assets previously capitalized. Under U.S. GAAP, the fact that new equipment purchases did not meet the criteria for capitalization did not result in the write-off of equipment previously capitalized in accordance with the Company's accounting policy. Accordingly, this write-off was not recorded and the costs remained capitalized and were depreciated under U.S. GAAP. The assets had a net book value of EUR 51 million at December 31, 2003 and were fully depreciated under U.S. GAAP during 2004.

        (iv) During 2002, the Company recorded a EUR 249 million write-down in the values of certain of its indefeasible-rights of-use (IRUs) and submarine cables, for German GAAP purposes, due to declines in market prices for supply. This write-down was not recorded under U.S. GAAP, since the book values of the IRUs and cables were components of a larger asset group with identifiable cash flows sufficient to recover the carrying value of the assets.

        (v) Under German GAAP, the capitalization of interest related to fixed assets under construction is based on the allocated interest expense given the financial structure of the Company. Under U.S. GAAP, the capitalization of interest related to fixed assets under construction does not take into account the Company's financial structure, but capitalizes the interest expense related to interest on borrowings used for construction costs during the construction period. As a result, the Company capitalized, cumulatively, an additional EUR 117 million, EUR 129 million, and EUR 156 million of interest expense related to assets under construction for U.S. GAAP, in 2004, 2003 and 2002, respectively. In addition, site rental expense during the construction period is recorded as a period expense under German GAAP, but under U.S. GAAP the cost is capitalized as part of the constructed asset. As a result, an additional EUR 82 million, EUR 69 million, and EUR 53 million were capitalized as part of the cost of the assets in 2004, 2003 and 2002, respectively.

  (b) Mobile Communications Licenses

        Under German GAAP, the costs of the UMTS licenses purchased in the United Kingdom, Germany and Austria, and the UMTS license obtained in the acquisition of T-Mobile Netherlands are amortized as scheduled from the time of acquisition over the expected period of usage. Under German GAAP, the interest on borrowings made to finance the acquisitions of these licenses is recognized immediately as an expense.

        Under U.S. GAAP, amortization of the UMTS licenses commences from the beginning of the economic use of the licenses, considered to be the commercial launch of the networks, over the expected period of usage. Mobile licenses used in the U.S. have been determined to be intangible assets with indefinite useful lives under SFAS 142 and, accordingly, are not amortized. The Company began operating its UMTS network in Austria during 2003 and its UMTS networks in the United Kingdom and Germany during 2004. As a result of these differences, amortization expense for U.S. GAAP was lower than under German GAAP in the amounts of EUR 473 million, EUR 1,113 million, and EUR 1,692 million in 2004, 2003, and 2002 respectively. The interest accumulated on borrowings through the commercial launch of network operation represents part of the acquisition costs under U.S. GAAP, resulted in a net decrease in expense of EUR 0.4 billion, EUR 1.1 billion and EUR 1.2 billion in 2004, 2003 and 2002, respectively.

        For German GAAP purposes, nonscheduled amortization is recognized, when on an individual asset basis, an "other than temporary" decline in the value of the asset has occurred. For impairment testing of amortizing intangible assets (and other long-lived assets) under U.S. GAAP, SFAS 144 applies. Under that standard, assets are not necessarily individually tested, but rather are grouped at the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. The recoverability of an asset group is tested by comparing the estimated undiscounted cash flows for the asset group to its carrying value. If the sum of the undiscounted cash flows is less than the carrying value, impairment has occurred and the asset group's carrying value is reduced to its fair value. For intangible assets that are not amortized for U.S. GAAP purposes, such as the FCC licenses in the United States, SFAS 142 applies. Under that standard, the assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. If an asset's carrying value exceeds its fair value impairment has occurred and the carrying value of the asset is reduced to the fair value.

        Under German GAAP, nonscheduled amortization amounting to EUR 2,165 million was recorded in 2002 relating to the UMTS license in the U.K. Under U.S. GAAP, the nonscheduled amortization did not meet the criteria for an impairment charge under SFAS 144, and therefore no impairment charge was recorded. Under German GAAP, nonscheduled amortization amounting to EUR 9,384 million was recorded to reduce the licenses in the U.S. to their fair value as of September 30, 2002. Under U.S. GAAP, the licenses were subject to the requirements of SFAS 142, and the value was determined to be impaired during the annual impairment test performed as of September 30, 2002. As a result, an impairment charge amounting to EUR 9,923 million was recognized under U.S. GAAP, a difference of EUR 539 million when compared with German GAAP.

        For German GAAP purposes, previously recognized nonscheduled amortization is required to be reversed when the reason for the nonscheduled amortization no longer exists. In 2004, T-Mobile USA reversed EUR 2.4 billion of previously recognized nonscheduled amortization on its mobile communication licenses. This write-up was reversed for U.S. GAAP since revaluation of assets is not permitted.

  (c) Internally Developed Software

        Under German GAAP, expenses incurred for development of computer software are expensed as incurred. Under U.S. GAAP, in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes certain internal and external expenses incurred during the project development stage of computer software for internal use. Subsequent costs incurred for additions, modifications or upgrades to internal-use software are capitalized only to the extent that these costs result in additional functionality. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized costs are being amortized over their estimated useful lives of up to four years. In 2004, the Company recorded an adjustment of approximately EUR 80 million to capitalize software development costs, of which approximately EUR 23 million and EUR 27 million related to the years ended December 31, 2003 and 2002, respectively.

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

        On January 1, 2002, the Company implemented SFAS 142. Upon its adoption, goodwill was no longer amortized under U.S. GAAP. The standard requires the assessment of the carrying value of goodwill and other intangible assets with indefinite useful lives for impairment annually or when indicators of impairment exist. The Company performs an annual assessment of impairment as of the end of the third quarter of each year. Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are deemed to be impaired if the carrying value of the asset exceeds its fair value. See note (43) (a) Intangible Assets for additional information regarding the Company's accounting for goodwill and other intangible assets.

U.S. GAAP Reconciling Adjustments to the Statement of Operations

        The following table quantifies the differences in amortization expense for goodwill and intangible assets with indefinite lives, as well as depreciation expense on fixed assets related to these assets for the years ended December 31, 2004, 2003, and 2002. The table also includes the differences between nonscheduled amortization recognized under German GAAP and reversed, and the effects of impairment charges of goodwill recognized under U.S. GAAP:

	For the year ended December 31,
	2004	2003	2002
	(millions of €)
U.S. GAAP adjustments to German GAAP expense, (increase) decrease
Goodwill amortization	2,476	2,521	3,213
Reversal of nonscheduled amortization of goodwill under German GAAP	—	—	9,865
Goodwill impairment charges under U.S. GAAP	(1,137)	—	(14,567)
Intangible asset amortization expense	(407)	(589)	(684)
Fixed asset depreciation expense	(33)	(24)	(26)

Net effect	899	1,908	(2,199)

U.S. GAAP Reconciling Adjustments to Shareholders' Equity

        The following table quantifies the differences between U.S. GAAP and German GAAP for goodwill, intangible assets, and fixed assets resulting from the Company's acquisitions.

	As of December 31,
	2004	2003
	(millions of €)
U.S. GAAP adjustments to German GAAP amounts, increase (decrease)
Goodwill, net book value	371	(907)
Intangible assets	4,935	4,777
Intangible asset accumulated amortization	(3,202)	(2,830)
Fixed assets	153	148
Fixed asset accumulated depreciation	(65)	(32)

Net effect	2,192	1,156

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

  (e) Write-down of Trade Names

        At the end of 2001, the Company made the decision to re-brand its foreign mobile subsidiaries operating in the T-Mobile business segment to a common "T-Mobile" name by the end of 2002. For German GAAP purposes, this resulted in an immediate write-down of the respective portion of goodwill attributable to trade names for the projected net book value on December 31, 2002, assuming normal amortization in 2002. This adjustment resulted in a net book value at the end of 2001 equivalent to one-year's normal amortization. For U.S. GAAP purposes, the decision was considered a triggering event resulting in an impairment assessment under SFAS 121. Based on this assessment, no impairment existed, but the assets were considered to be in use through the end of 2002. Accordingly, the write-down recorded under German GAAP was reversed. However, under U.S. GAAP, the remaining useful lives were shortened, with the remaining carrying amounts completely amortized by December 31, 2002 under U.S. GAAP.

  (f) Effects of Dilution Gains

        In 2000, T-Online, comdirect bank AG ("comdirect") and OJSC Mobile TeleSystems ("MTS") entered into transactions in which their shares were either sold for cash or exchanged as part of a purchase business combination. As a result of these transactions, the Company's ownership interest in the subsidiary or affiliate was reduced, resulting in a "dilution gain." For German GAAP, the Company recognized dilution gains resulting from cash sales of subsidiary or affiliate shares as a credit to income. However, the Company does not recognize dilution gains under German GAAP when cash proceeds are not received, unless a portion of those shares are sold at a later time to a third party for cash. Under U.S. GAAP, all cash and noncash equity transactions of subsidiaries or affiliates, including those related to purchase business combinations, are reflected as dilution gains.

        Dilution gains related to sales of shares for cash totaled EUR 2,887 million in 2000 and were recorded as income for German GAAP. For U.S. GAAP, this amount was EUR 57 million lower due to the different carrying basis in comdirect. Dilution gains related to shares issued in a purchase business combinations totaling EUR 1,968 million were recognized in 2000 as income with a corresponding increase in goodwill for U.S. GAAP purposes but were not recognized for German GAAP purposes. Amortization of the additional goodwill totaled EUR 420 million in 2001 and 2000, based on goodwill lives ranging from 7 to 15 years. No amortization of the additional goodwill has been recorded since 2002 because of the implementation of SFAS 142. In 2002 and 2001, as a result of impairment testing, an impairment charge was recorded to reduce the carrying value of the investment in comdirect to fair value. As the carrying basis for comdirect under U.S. GAAP exceeded the carrying basis under German GAAP due to the recognition of the dilution gains, additional accumulated write-downs of approximately EUR 291 million at December 31, 2002 were recorded under U.S. GAAP. The charges were taken as a result of the continued losses of comdirect and the decline in the market value of the stock of comdirect. The impairment charge was calculated by comparing the book value of the investment in comdirect including goodwill with the market value of the shares owned. In 2003, the write-up of EUR 96 million recorded under German GAAP was reversed under US GAAP. No change was recorded in 2004.

        In 2002, the Company recognized a EUR 115 million larger gain for German GAAP on the sale of 9.81% of the shares in T-Online International AG. This difference resulted from dilution gains that previously were recognized for U.S. GAAP only.

  (g) Unrealized Gains on Marketable Securities

        Under German GAAP, investments in marketable debt and equity securities (including certain securities classified as other investments) generally are carried at historical cost. Under U.S. GAAP, investments in marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available for sale, or held to maturity. Securities classified as trading or available for sale are reported at fair value at the balance sheet date and held to maturity securities are reported at historical cost. Unrealized gains and losses on trading securities are recorded in net income while unrealized gains and losses on securities categorized as available for sale are recorded, net of income tax, in shareholders' equity.

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

        Under U.S. GAAP, all freestanding derivatives and all bifurcated embedded derivatives are recognized as either assets or liabilities and measured at fair value. Changes in the fair value of derivative instruments are reported in earnings or equity depending on the derivative's hedge designation, and on whether the hedge is highly effective. See additional discussion related to derivatives under German GAAP in note (35) Financial Instruments.

  (i) Accruals for Personnel Restructuring

        Under German GAAP, the Company establishes provisions for the total costs expected to be incurred resulting from workforce reductions when those costs can be estimated. For U.S. GAAP purposes, costs associated with voluntary workforce reductions are recognized in the period of acceptance by the employee of the termination offer. In addition, prior to the adoption of SFAS 146, costs associated with involuntary workforce reductions were recognized when all the requirements to establish a restructuring accrual were fulfilled in accordance with EITF Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs included in Restructuring)." In 2003, the Company adopted the provisions of SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" for exit or disposal activities initiated after December 31, 2002 which resulted in the Company recognizing the cost associated with involuntary workforce reductions at fair value in the period in which the liability is incurred.

        The Company also has costs relating to early retirement incentive programs. The incentive to the employees under those plans is recorded as expense when incurred and estimable under German GAAP and over the related service period for US GAAP.

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

        For U.S. GAAP, however, due to the equity interests received in these transactions, gains were calculated to the extent deemed sold. In addition, due to the high leverage of the buyers and the uncertainty of cash flows to repay the deferred payment notes and preference interest, the Company followed the guidance in Staff Accounting Bulletin Topic 5:U, "Gain Recognition on the Sale of Business or Operating Assets to a Highly Leveraged Entity," and deferred the amount of the gains relating to the deferred payment notes and preference interest received until collections become reasonably assured. In addition, the provisions recorded under German GAAP have been reversed, eliminating any valuation difference between German and U.S. GAAP for these notes since the gains associated with the deferred payment notes and preference interest were not recognized in income under U.S. GAAP.

  (k) Deferred Income

        The Company adopted the provisions of Emerging Issues Task Force Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") for multiple element arrangements entered into after December 31, 2003. Where the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned.

        For direct (Principal) sales of telecommunication services bundled with equipment, sales value consideration is allocable to the delivered equipment based on its relative fair value as compared to the fair value of the bundled arrangement (including non-refundable, up-front activation fees), but not greater than the amount of cash received or receivable that is not dependent on future performance. Revenue allocable to the providing of telecommunication services is recognized as the services are provided, with any allocated sales value consideration recognized as service revenue over the expected customer relationship period (generally the term of the contract).

        For indirect (Agent) sales of telecommunications services only through intermediaries acting as agents, the Company defers recognition of non-refundable, up-front activation fees (and associated costs to the extent of the related revenues) in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin Number 104 ("SAB 104") and EITF 00-21. These deferred fees and related costs are amortized over the expected customer relationship period (generally the term of the contract).

        For sales of information technology and/or telecommunication services that convey the right to use (or control the use of) specific equipment, sales value consideration is allocable to the equipment (embedded lease) based on its relative fair value as compared to the fair value of the bundled arrangement. Revenue allocable to the providing of information technology services (for example, outsourcing contracts) is recognized as the services are provided or at the time milestones are achieved and approved by the customer, with revenue allocable to the providing of telecommunication services recognized over the contractual period or as the services are performed.

        For periods prior to January 1, 2004, under U.S. GAAP, the Company deferred activation fees and certain other one-time charges and amortizes them over the average life of the related service period. The related direct incremental costs, up to the amount of revenues, were also deferred and subsequently amortized.

        Under German GAAP, the revenue and incremental direct costs for all periods are recognized immediately. All other direct costs relating to customer activation are expensed as incurred under both German and U.S. GAAP. The Company also has certain other contracts with differing revenue recognition methods and periods. A network sharing agreement is accounted for under German GAAP with the revenue being recognized in accordance with the economic useful life, whereas under U.S. GAAP the revenue is to be recognized over the duration of the agreement. A second type of contract relates to IRUs. Under German GAAP, the sales of sub-leasing of capacity on certain fiber optic networks are recognized immediately, whereas, under U.S. GAAP, the sales are recorded as deferred revenue and recognized in income over the contract term, ranging from 20 to 25 years. A third type of contract relates to a long-term construction project. Under German GAAP, certain revenues were recognized because the Company had delivered a product and provided services in accordance with the contracts' acceptance provisions. Under U.S. GAAP, the Company did not consider this to be the culmination of the earnings process and deferred such amounts. The product delivered and services rendered were deemed to be part of a larger group-wide contract which is subject to overall customer acceptance of the entire project.

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

        Under these securitization programs, the Company retains the servicing obligation related to the sold receivables, but without remuneration. No servicing liabilities have been established under German GAAP. However, for U.S. GAAP, the Company has recorded an estimated servicing liability for future costs to be incurred on the sold receivables.

  (m)    Investments in Equity Investees

        On January 1, 2002 the Company implemented SFAS 142 and, as required by that standard, ceased amortizing the embedded goodwill associated with its investments in equity investees. As a result, amortization of EUR 93 million, EUR 98 million and EUR 106 million, recorded under German GAAP in 2004, 2003 and 2002, respectively, was not recorded for U.S. GAAP purposes.

        In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the "partners" and collectively, the "consortium") entered into an agreement with the Federal Republic of Germany (Federal Ministry of Transport) relating to the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highway toll charges for heavy vehicles (the "operating agreement"). In December 2002, the consortium entered into a partnership agreement and established a separate joint venture company, Toll Collect GmbH (together "Toll Collect"), to perform under the contract. Deutsche Telekom and DaimlerChrysler Services each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Toll Collect's total assets, financial liabilities and total liabilities at December 31, 2004, calculated on the basis of U.S. GAAP, were EUR 0.5 billion, EUR 1.2 billion and EUR 1.5 billion, respectively. Toll Collect has been identified as a variable interest entity as defined by FIN 46(R). Deutsche Telekom has a significant variable interest in Toll Collect, but has determined that it is not the primary beneficiary. Deutsche

Telekom's involvement with Toll Collect includes its equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting and certain financial guarantees. Additionally, certain of Deutsche Telekom's subsidiaries may act as sub-contractors of services to Toll Collect.

        Under German GAAP, the share of the Toll Collect equity losses to be recorded under the equity method is limited to the value of the investment. Therefore, Deutsche Telekom recorded approximately EUR 108 million as its share of the equity in net losses in 2003, and zero in 2004. Due to the risks associated with the financial guarantees issued for Toll Collect, Deutsche Telekom recorded a provision of approximately EUR 334 million under German GAAP in 2003 and an additional provision of EUR 148 million in 2004.

        Under U.S. GAAP, the share of the Toll Collect equity losses is not limited to the value of the investment due to the existence of the guarantees. As a result, Deutsche Telekom recorded its share of the equity in net losses under U.S. GAAP of approximately EUR 230 million and EUR 511 million in 2003 and 2004 respectively, resulting in a negative investment balance of approximately EUR 143 million at December 31, 2003 and EUR 462 million at December 31, 2004. The provision recorded under German GAAP has been reversed, as the effects are reflected within the share of equity losses recognized under U.S. GAAP.

        The summarized financial information of Toll Collect under U.S. GAAP is as follows:

For the year ended December 31, 2004
Current assets	77
Non-current assets	458
Current liabilities	297
Non-current liabilities	1,173
Shareholders' equity and partners' capital	(934)
Revenues	—
Gross profit	—
Net income (loss)	(1,071)

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

        In 2001, the Company restructured its equity investments in DeTeAsia, including exchanging its shares in Islacom for shares in Globe Telecom, which resulted in the recording of gains under German GAAP, as these transactions were recorded as individual transactions based on the legal contracts signed. For U.S. GAAP purposes, these transactions were recorded as primarily one transaction and accounted for as a non-monetary transaction with no gains or losses recognized. As a result, gains totaling EUR 123 million under German GAAP were recorded as a reduction of the carrying basis under U.S. GAAP in 2001. Additionally, the investment in Globe Telecom was recorded at cost under German GAAP. For U.S. GAAP purposes this investment was accounted for as an equity investment as required by Accounting Principles Board Opinion 18, The Equity Method of Accounting for Investments in Common Stock ("APBO 18"). As a result of accounting for this investment under the equity method, the Company recognized equity in earnings of EUR 9 million in 2003 and EUR 18 million in 2002 under U.S. GAAP. In October 2003 the investment in Globe Telecom was sold. As the carrying basis for the investment under German GAAP exceeded the carrying basis under U.S. GAAP, a larger gain of EUR 94 million was recorded under U.S. GAAP.

        The Company accounted for its investment in T-Mobile Netherlands as an equity investee until the remaining outstanding interest was acquired on September 30, 2002. Prior to September 30, 2002, the Company recorded differences between German GAAP and U.S. GAAP of approximately EUR 253 million relating to its investment in T-Mobile Netherlands. These differences consist of, among other things, a EUR 213 million write-off of the Company's share of the UMTS licenses held by T-Mobile Netherlands in 2002 that did not meet the impairment criteria for U.S. GAAP.

        The remaining differences result from the recognition of equity pickup on operating results which are based on U.S. GAAP rather than German GAAP, primarily with respect to the investment in PTC in the amount of EUR 23 million and EUR 29 million in 2004 and 2003, respectively, and losses of EUR 30 million relating to GSM Facilities in 2004.

  (n)    Asset Retirement Obligation

        On January 1, 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of an asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the shorter of the asset's useful life or the period to the expected settlement of the retirement obligation. The liability is accreted to its present value each period through charges to operating expense.

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

        The accounting for this transaction under U.S. GAAP resulted in the following differences in 2002 in net loss compared to German GAAP:

For the year ended December 31, 2002
(Millions of €)
Increase in amortization expense	(7)
Increase in financing charges	(24)
Tax benefit	3

Increase to net loss	(28)

        The financing charges represent the premiums to be paid for acquiring the minority interest in excess of the initial share price paid in October 2000, and include guaranteed dividends of EUR 10 million and EUR 60 million for 2002 and 2001, respectively.

  (p)    Other Differences

        Other differences consist of the different accounting and valuation approaches between German GAAP and U.S. GAAP that are not individually significant. The differences relate primarily to accruals recorded for German GAAP following the "prudence principle" and reversed for U.S. GAAP purposes because the obligation or liability is not probable of occurring. Accruals of EUR 257 million and EUR 417 million were reversed at December 31, 2004 and 2003, respectively.

        Other adjustments of EUR 111 million (2003: EUR 310 million) representing an increase to shareholders' equity result from differences between German GAAP and U.S. GAAP with respect to the treatment of unrealized gains on foreign currency receivables and payables that are recognized under U.S. GAAP but not under German GAAP, accruals for maintenance, contract accounting, and other accruals. Under German GAAP, accruals have to be recorded for maintenance that is performed within three months after the balance sheet date. Under U.S. GAAP, maintenance expenditures are reflected in the period a specific liability has been incurred. The contract accounting differences are a result of the application of the percentage-of-completion method under U.S. GAAP, as opposed to the completed contract method under German GAAP.

        Other adjustments also include the effects resulting from the T-Mobile USA agreement for the dissolution of its joint venture with Cingular and the acquisition of the assets of that joint venture. During the fourth quarter of 2004, the agreement between Cingular and T-Mobile USA became legally binding. The Company accrued EUR 529 million for losses relating to this agreement under German GAAP. For U.S. GAAP purposes, the loss was EUR 145 million higher.

        Under U.S. GAAP, the increase to the additional minimum liability for pension obligations is recorded in equity. Under German GAAP, the decrease to the pension liability amounting to EUR 31 million was recorded as income in 2004. In 2003 and 2002, the increase to the pension liability amounting to EUR 439 million and EUR 210 million, respectively, were recorded as expense under German GAAP.

        In 2004, the Company recorded a deferred credit of approximately EUR 147 million (net of unrealized currency translation gains of approximately EUR 30 million) and a related charge for U.S. GAAP purposes to recognize rent expense on a straight-line basis for certain operating leases with scheduled rent increases. This amount represents a cumulative amount, of which EUR approximately

58 million and EUR 34 million related to the years ended December 31, 2003 and 2002, respectively, and were deemed to be immaterial.

  (q)    Income Taxes

        The determination of income tax expense under German GAAP differs from U.S. GAAP as follows:

  •
  Under U.S. GAAP, in contrast to German GAAP, deferred tax assets are recognized for the estimated future tax effects attributable to tax loss carry forwards.

  •
  Under German GAAP, deferred taxes are not recorded for temporary differences that arose during tax-free periods. Under U.S. GAAP, the estimated future tax effects related to those temporary differences are recognized.

  •
  Under German GAAP, deferred taxes have not been recognized for those temporary differences that are not expected to reverse in the foreseeable future. In addition deferred taxes only have been partly recognized when the reversal will occur prior to the usage of net operating loss carry forwards. Under U.S. GAAP, deferred taxes generally are recognized for all temporary differences.

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

        In 2003, the German government enacted new tax legislation. Beginning January 1, 2004, 5% of dividends received and 5% of capital gains from the sale of shares in affiliated and unaffiliated companies became taxable, while losses continue to be non-deductible. The change in tax legislation led to the recognition at December 31, 2003 of EUR 110 million deferred tax liabilities under U.S. GAAP due to unrealized gains on marketable securities and to differences between U.S. GAAP book values and tax values on certain investments.

        Other differences between the income tax expenses determined in accordance with German GAAP and U.S. GAAP result from the differences in accounting for tax estimates and contingencies and the consolidation effects of debis which are presented net of tax. See note (42) Deferred Taxes in Accordance with U.S. GAAP for additional information.

  (r)    Minority Interest

        Beginning in 2003, the presentation of the minority interest in the reconciliation of net income (loss) and shareholders' equity changed. Prior to 2003, all reconciling items relating to non-wholly owned subsidiaries were presented net of minority interest. Beginning in 2003, all reconciling items are shown gross, and the minority interest is deducted in a separate line item. Prior years have been restated accordingly. In addition, certain prior year amounts included in the footnotes have been reclassified to conform to the presentation.

(42) Income Taxes in Accordance with U.S. GAAP.

        Deferred tax assets and liabilities arising from temporary differences and net operating losses, in accordance with U.S. GAAP, are as follows:

	As of December 31,
	2004	2003(1)
	(millions of €)
Deferred tax assets
Current deferred tax assets
Net operating loss carry forwards	586	401
Inventory	48	108
Accruals for loss contingencies	61	74
Other accruals	161	122
Leasing	54	—
Deferred income/ deferred expense	111	55
Other	168	105

	1,189	865

Noncurrent deferred tax assets
Goodwill	1,531	1,838
Net operating loss carry forwards	5,951	6,523
Fixed assets	1,343	2,106
Financial assets	41	368
Derivatives	461	579
Pension accruals	670	702
Civil servant health insurance accrual	297	288
Other accruals	321	271
Deferred income/ deferred expense	517	454
Other	568	457

	11,700	13,586

Deferred tax assets	12,889	14,451

Deferred tax liabilities
Current deferred tax liabilities
Derivatives	(190)	3
Accounts receivable	(42)	2
Accruals and provisions	(74)	(66)
Other	(429)	(466)

	(735)	(527)

Noncurrent deferred tax liabilities
Intangible assets	(5,834)	(5,722)
Fixed assets	(2,334)	(3,168)
Financial assets	(96)	(112)
Accruals	(71)	(122)
Derivatives	(575)	(211)
Deferred income/ deferred expense	(104)	(74)
Other	(601)	(441)

	(9,615)	(9,850)

Deferred tax liabilities	(10,350)	(10,377)

Net current deferred tax assets	454	338
Net noncurrent deferred tax assets	2,085	3,736
Valuation allowance	(4,243)	(4,893)

Net deferred tax assets (liabilities)	(1,704)	(819)

(1)
The 2003 amounts have been reclassified to conform to the current year presentation.

        As a result of the implementation of SFAS 142 in 2002, Deutsche Telekom concluded that the U.S. Federal Communications Commission ("FCC") wireless spectrum licenses should be considered to be intangible assets with indefinite lives. Classification by Deutsche Telekom of its FCC licenses to intangible assets with indefinite lives resulted in the cessation of scheduled amortization of these licenses, effective January 1, 2002. This cessation of amortization affected the Company's assessment as to future realization of deferred tax assets for tax loss carry forwards, resulting in the establishment of a valuation allowance of approximately EUR 4.3 billion during the first quarter of 2002.

        The following table shows the development of deferred taxes from German GAAP to U.S. GAAP:

	As of December 31,
	2004	2003
	(millions of €)
Net deferred tax liabilities under German GAAP	(1,243)	(919)
U.S. GAAP adjustments	(461)	100

Net deferred tax liabilities in accordance with U.S. GAAP	(1,704)	(819)

        The accrual for taxes mainly includes provisions for domestic and international income taxes. It covers the current year as well as possible provisions for prior years which are currently known to the Company. The accrual is calculated in accordance with the relevant tax laws in the respective jurisdictions in which the Company operates and includes consideration for probable tax adjustments that the Company may ultimately be required to pay.

(43) Additional Information on the Financial Statements in accordance with U.S. GAAP

  (a)    Intangible Assets

        Development of goodwill and other intangible assets

        The following is a summary of the development of goodwill and other intangible assets from January 1, 2003 to December 31, 2004.

	Goodwill			Other intangible assets
	German GAAP	Difference	U.S. GAAP	German GAAP	Difference	U.S. GAAP
	(millions of €)			(millions of €)
Cost
January 1, 2003	46,875	(16,174)	30,701	40,908	(1,108)	39,800
Additions	150	(23)	127	683	1,315	1,998
Disposals	(969)	627	(342)	(766)	45	(721)
Consolidations, reclassifications and other	(41)	(32)	(73)	170	(131)	39
Foreign currency effects	(4,331)	(126)	(4,457)	(4,054)	(426)	(4,480)

December 31, 2003	41,684	(15,728)	25,956	36,941	(305)	36,636

Accumulated Amortization
January 1, 2003	(17,439)	14,050	(3,389)	(16,942)	11,389	(5,553)
Scheduled amortization	(2,521)	2,521	0	(2,157)	377	(1,780)
Disposals	814	(788)	26	732	(102)	630
Consolidations, reclassifications and other	41	6	47	84	115	199
Foreign currency effects	1,934	25	1,959	2,022	(46)	1,976

December 31, 2003	(17,171)	15,814	(1,357)	(16,261)	11,733	(4,528)

Net book value December 31, 2003	24,513	86	24,599	20,680	11,428	32,108

Cost
January 1, 2004	41,684	(15,728)	25,956	36,941	(305)	36,636
Additions	190	(42)	148	818	867	1,685
Disposals	(27)	0	(27)	(500)	(198)	(698)
Impairments	0	(1,137)	(1,137)	0	0	0
Consolidations, reclassifications and other	207	(55)	151	463	173	636
Foreign currency effects	(1,159)	280	(879)	(1,276)	(23)	(1,299)

December 31, 2004	40,895	(16,682)	24,212	36,446	514	36,960

Accumulated Amortization
January 1, 2004	(17,171)	15,814	(1,357)	(16,261)	11,733	(4,528)
Scheduled amortization	(2,476)	2,476	—	(2,109)	(238)	(2,347)
Disposals	27	0	27	479	152	631
Consolidations, reclassifications and other	0	(3)	(3)	2,328	(2,448)	(120)
Foreign currency effects	655	(149)	507	443	227	670

December 31, 2004	(18,965)	18,138	(826)	(15,120)	9,426	(5,694)

Net book value December 31, 2004	21,930	1,456	23,386	21,326	9,940	31,266

        Changes in the carrying amount of goodwill for the segments and in total for the years ended December 31, 2003 and 2004:

	T-Com	T-Mobile	T-Systems	T-Online	Other	Total
	(millions of €)
Balance at December 31, 2002	1,670	18,939	4,784	1,913	6	27,312
Additions, disposals, translation effects and change in the composition of Deutsche Telekom Group	(224)	(2,543)	(41)	12	83	(2,713)

Balance at December 31, 2003	1,446	16,396	4,743	1,925	89	24,599
Impairment	(177)	(960)	—	—	—	(1,137)
Additions, disposals, translation effects and change in the composition of Deutsche Telekom Group	344	(550)	6	123	1	(76)

Balance at December 31, 2004	1,613	14,886	4,749	2,048	90	23,386

        The annual impairment test performed in the third quarter of 2004 resulted in an impairment charge of EUR 177 million in the Slovak Telekom reporting unit. Competitive pressure has lead to a continuing decrease of Slovak Telekom's revenue, number of access channels, and market share in the traditional fixed-line market segment. Sales and earnings forecast were adjusted to reflect that trend in future years. The fair value of the reporting unit was estimated using the expected discounted cash flows and actual purchase price of the remaining shares of Eurotel.

        As a result of the annual impairment test, T-Mobile UK recorded impairment charges totaling approximately EUR 960 million. Considering the ongoing strong competitiveness of the UK mobile market, and the market position of T-Mobile UK, the Company reassessed the medium and long term profitability expectations of its T-Mobile UK operations. Accordingly, the Company reduced its customer base forecasts, and forecasts of revenue and earnings.

        Components of amortizable and non-amortizable intangible assets for U.S. GAAP purposes:

	As of December 31, 2004		As of December 31, 2003(1)
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(millions of €)
Amortizable intangible assets
UMTS licenses	19,190	672	18,681	—
Other intangible assets	9,095	4,476	8,680	4,012

Total amortizable intangible assets	28,285	5,148	27,361	4,012

        Deutsche Telekom's U.S. GAAP carrying value of non-amortizable intangible assets other than goodwill, mainly comprised of FCC licenses, amounted to approximately EUR 8.1 billion and EUR 8.7 billion at December 31, 2004 and 2003, respectively.

        Current and expected amortization expense for other identifiable intangible assets under U.S. GAAP for the current year and the subsequent five years:

Amount
(millions of EUR)
Aggregate amortization expense:
For the year ended December 31, 2004	2,347
Expected amortization expense:
For the years ending December 31, 2005	2,500
2006	2,000
2007	1,700
2008	1,400
2009	1,300

        The above table represents Deutsche Telekom's estimate regarding future amortization of amortizable intangible assets as they are on Deutsche Telekom's balance sheet as of December 31, 2004. It is therefore likely that future amortization charges for amortizable assets will be higher, as the above figures do not include the impact of any future investments or capital expenditure in intangible assets.

  (b) Summary of Certain Balance Sheet Captions

        The following is a summary of certain balance sheet captions reported in the consolidated financial statements under German GAAP and in accordance with U.S. GAAP.

		German GAAP December 31,		U.S. GAAP December 31,
	Note (41)	2004	2003	2004	2003
		(millions of €)		(millions of €)
Intangible assets	(b),(c),(d),(f)	43,255	45,193	54,652	56,707
Property, plant and equipment, net	(a),(d)	44,152	47,268	50,283	53,558
Financial assets	(g),(h),(p)	3,030	3,190	3,811	3,736
Accruals	(h),(i),(n),(p),(q)	16,841	15,703	25,503	23,573
Debt(1)	(a),(h,),(n),(p)	42,652	55,411	46,594	58,824
Deferred income	(k),(p)	624	703	2,192	2,294

(1)
Debt under U.S. GAAP includes EUR 33 million and EUR 48 million of unamortized premiums and EUR 201 million and EUR 264 million of unamortized discounts at December 31, 2004 and 2003, respectively, which under German GAAP are included in deferred income and prepaid expenses accordingly.

        As permitted by Postreform II, certain property, plant and equipment on hand as of December 31, 1992 were valued at fair value rather than at historical cost less depreciation, which is required by U.S. GAAP. The Company has not been able to quantify the effect of the difference in accounting treatment because, prior to January 1, 1993, the predecessor did not maintain sufficiently detailed historical cost records. The fair market values were recorded in the opening balance sheet of Deutsche Telekom AG at January 1, 1995.

  (c)    Asset Retirement Obligations

        Deutsche Telekom has asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites and in administrative and retail buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term. The following table shows the development of the liability for asset retirement obligations for the two years ended December 31, 2004.

	For the year ended December 31,
	2004	2003
	(millions of €)
Liability for asset retirement obligations at the beginning of the period	387	295
Cumulative effect on the liability of the adoption of SFAS 143	—	22
Accretion expense	26	22
New asset retirement obligations incurred	74	16
Asset retirement obligations settled	(8)	(3)
Revisions in estimated cash flows	6	43
Effect of currency translation	1	(8)

Liability for asset retirement obligations at the end of the period	486	387

(44) Other Information

  (a)    Stock-Based Compensation

        The Company accounts for employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 ("APBO 25"), Accounting for Stock Issued to Employees and related interpretations. In addition, the Company provides pro forma disclosure of stock based compensation, as measured under the fair value requirements of SFAS 123, Accounting for Stock-Based Compensation.

        APBO 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, options granted under the fixed award plans (2001 Stock Option Plans of Deutsche Telekom AG and T-Online International AG, Matáv and T-Mobile USA, Inc.) where the exercise price is equal to the market value at the date of grant. However, APBO 25 requires recognition of compensation expense for variable award plans, for example 2000 Stock Option Plans of Deutsche Telekom AG and T-Online International AG, over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS 123 requires recognition of compensation expense for grants of stock options over the vesting periods of such grants, based on the estimated grant-date fair values of those grants.

        In electing to continue to follow APBO 25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for stock-based compensation granted, including, if materially different from reported results, disclosure of pro forma net earnings and earnings per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS 123. The fair value of the stock options granted subsequent to 2000 were calculated at the grant date based on a Black-Scholes option pricing model, and based on a Monte-Carlo option pricing model for the options granted in 2000. The Monte-Carlo option pricing model was used for 2000, as the plan was considered a variable compensation plan.

        At the grant dates, the underlying assumptions and the resulting fair values per option of the respective companies were as follows:

Deutsche Telekom AG	2004	2003	2002	2001	2000
Expected dividend yield	—	—	3.60%	3.25%	1.00%
Expected stock volatility	—	—	60.0%	47.0%	44.0%
Risk-free interest rate	—	—	4.28%	4.65%	5.73%
Expected lives (in years)	—	—	4.4	5	5
Weighted average fair value per option granted during the year (in €)	—	—	3.79	4.87	25.08
T-Online International AG	2004	2003	2002	2001	2000
Expected dividend yield	—	—	0%	0%	0%
Expected stock volatility	—	—	71.8%	60.0%	60.0%
Risk-free interest rate	—	—	4.333%	4.65%	5.475%
Expected lives (in years)	—	—	5	5	3.5
Weighted average fair value per option granted during the year (in €)	—	—	4.06	3.72	13.10
T-Mobile USA, Inc.	2004	2003	2002	2001
Expected dividend yield	3.00%	2.93% to 3.07%	2.60% to 3.85%	3.25%
Expected stock volatility	55.0%	55.0%	60.0%	47.0%
Risk-free interest rate	3.50%	3.13% to 3.98%	4.11% to 5.15%	5.50% to 5.98%
Expected lives (in years)	6.1	6.3	7.1	7.5
Weighted average fair value per option granted during the year (in USD)	8.23	7.31	6.12	35.57
Matáv	2004	2003	2002
Expected dividend yield	—	—	1.53%
Expected stock volatility	—	—	40%
Risk-free interest rate	—	—	8.31%
Expected lives (in years)	—	—	1-3
Weighted average fair value per option granted during the year (in HUF)	—	—	284

        A reconciliation of the Company's net income (loss) to pro forma net income (loss), and the related pro forma earnings (loss) per share amounts, for the years ended December 31, 2004, 2003 and 2002, is provided below. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant has been amortized to expense over the vesting period.

        On May 31, 2001, as a result of the acquisition of T-Mobile USA and Powertel, all unvested, outstanding T-Mobile USA and Powertel stock options were converted into options to acquire Deutsche Telekom ADRs from a trust established for the benefit of holders of T-Mobile USA and Powertel stock options. Deutsche Telekom recorded deferred compensation of EUR 58 million related to unvested options due to the acquisition of T-Mobile USA and Powertel, of which EUR 11 million, EUR 18 million and EUR 18 million were recorded as stock-based compensation expense in 2004, 2003 and 2002, respectively.

        Under the fair value method of SFAS 123, the Company's net income (loss) (in millions of euro) and earnings (loss) per share (in euro) would have been as follows:

	For the year ended December 31,
	2004	2003	2002
Net income (loss)
As reported	2,314	2,911	(22,098)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	11	18	18
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(23)	(67)	(102)

Pro forma net income (loss)	2,302	2,862	(22,182)

Earnings (loss) per share
Basic earnings (loss) per share
As reported	0.56	0.70	(5.31)
Pro forma	0.55	0.69	(5.33)
Diluted earnings (loss) per share
As reported	0.55	0.70	(5.31)
Pro forma	0.55	0.69	(5.33)

  (b) Asset-Backed Securitizations

        The Company and its T-Com, T-Mobile and T-Systems divisions entered into agreements to sell, on a continual basis, certain eligible trade accounts receivable to Qualifying Special Purpose Entities ("QSPEs"). Under German GAAP, the determination of the gain or loss on the sale of receivables is based upon contractual estimates for the credit and dilution discounts. Under U.S. GAAP, in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the gain or loss on sale of receivables depends in part on the carrying amount of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. The retained interests represent future rights to residual cash balances retained by the QSPE, to be released if collection performance exceeds certain credit loss and performance thresholds. At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount, loss on sale and other related expenses are included in program fees in the table below and classified as other expense in the consolidated Statement of Operations. Refunds of discounts are recorded when received, and classified within other income in the Consolidated Statement of Operations.

  Differences Arising from Retained Interests

        Under the T-Systems asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (between 6.65% and 15%, including credit loss rates from 3.65% to 12%). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase of the value of the retained interest (and a related reduction of the loss on sale) for U.S. GAAP of EUR 28 million, EUR 14 million and EUR 20 million in 2004, 2003 and 2002, respectively.

        Under the T-Com asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (6.5%, including a 3.5% credit loss rate). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase in the value of the retained interest (and a related reduction of the loss on sale) of EUR 164 million in 2004, EUR 77 million in 2003 and EUR 133 million in 2002.

        Under the T-Mobile asset-backed securitization program, the retained interest is valued under German GAAP based upon the contractually specified discounts using the contractual rates in the agreement (12.5%, including a 2.5% credit loss rate). Under U.S. GAAP, the retained interest is recorded at fair value based upon historical performance. The difference between the contract value under German GAAP and the fair value under U.S. GAAP results in an increase of the value of the retained interest (and a related reduction of the loss on sale) for U.S. GAAP of EUR 59 million in 2004, and EUR 25 million in 2003.

        The Company retains servicing responsibility related to the sold receivables. The estimated servicing liability for costs to be incurred on the sold receivables were EUR 32 million in 2004, EUR 68 million in 2003, and EUR 50 million in 2002. These estimates are based on internal costs and are not recognized for German GAAP.

  Summary of Significant Cash Flows

        The table below summarizes certain cash flows received from and paid to securitization trusts under the T-Com, T-Mobile and T-Systems asset-backed securitizations:

	For the year ended December 31,
	2004	2003(1)	2002(1)
	(millions of €)
Proceeds from sales of new receivables to QSPEs	28,882	23,619	21,639
Proceeds from retained interests	1,586	875	655

Total cash flow received from QSPEs	30,468	24,494	22,294

Proceeds from collections made on behalf of QSPEs	(31,015)	(25,042)	(22,714)
less proceeds from collections not yet forwarded to QSPEs	793	703	137

Payments to QSPEs of collections made on its behalf	(30,222)	(24,339)	(22,577)
Program fees paid to QSPEs	(39)	(36)	(57)

Total cash flows forwarded to QSPEs	(30,261)	(24,375)	(22,634)

Net cash flows between QSPEs and Deutsche Telekom	207	119	(340)

(1)
Cash flow activity has been adjusted from prior years' presentation to include value added tax relating to receivables sold.

        Sales of receivables resulted in a loss in accordance with U.S. GAAP of approximately EUR 162 million, EUR 256 million and EUR 303 million in 2004, 2003 and 2002, respectively. The loss is calculated as the difference between the face value and contract value of the receivables and includes expenses related to the servicing liability.

  (c) Equity Method Investments

        Deutsche Telekom's investments in equity method affiliates amounted to EUR 2.5 billion and EUR 2.3 billion at December 31, 2004 and 2003, respectively. Deutsche Telekom recorded net losses with respect to its equity method affiliates under U.S. GAAP in the amount of EUR 252 million in 2004, a net income of EUR 18 million in 2003, and net losses of EUR 85 million in 2002.

        The Company received dividends based on its equity interests in these companies of EUR 69 million, EUR 39 million, and EUR 23 million for the years 2004, 2003, and 2002, respectively.

        Summarized financial information is not presented for equity method investments, since the Company's equity investments are not deemed significant in either individually or in the aggregate.

  (d) Derivatives

  Accounting Standard

        Deutsche Telekom adopted Statement of Financial Accounting Standards 133 Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended, on January 1, 2001, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to hereafter as derivatives) and for hedging activities. SFAS 133 requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Derivative instruments must be classified as hedging instruments (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or hedges of the net investment in a foreign operation) or non-hedging instruments, and the accounting treatment of derivative instruments and hedged items depends on this classification.

        Changes in the fair value of derivatives designated in qualifying highly effective fair value hedging relationships (including foreign currency fair value hedging relationship) are recognized in current period earnings along with fair value changes of the hedged item that are attributable to the hedged risk reflected as adjustments to the carrying value of the hedged item. Changes in the fair value of derivatives designated in qualifying, highly effective, cash flow hedging relationships (including foreign currency cash flow hedging relationship) are recorded in equity and recognized in earnings when the hedged item affects earnings. Any hedge ineffectiveness is recorded in current-period earnings. If a financial instrument is designated as a hedge of a net investment in a foreign operation, the changes in the hedging instrument's fair value are recorded in equity as part of the cumulative translation adjustment. Changes in the fair value of derivative instruments that are not designated as hedging instruments are recognized in earnings when they occur.

  Risk Management Policies

        Deutsche Telekom is exposed to foreign currency risks, interest rate risks and equity price risks arising from fluctuations in exchange rates, interest rates and quoted share prices, respectively. The Company's risk policy generally takes into account only risks affecting the Group's cash flows. Therefore, fair value changes of investments arising from fluctuations in quoted share prices as well as foreign currency translation risks inherent in Deutsche Telekom's net investments in foreign entities normally are not hedged. The Company does not enter into derivative financial instruments for trading purposes or other speculative purposes.

        The Company is exposed to interest rate risks, primarily in the Euro-zone, the United Kingdom and the United States. In order to reduce the impact of interest rate fluctuations on its cash-flows in these areas, Deutsche Telekom separately manages the interest rate risk for Euro-, U.S. dollar- and British pound-denominated liquid financial assets and liabilities. Based upon existing and forecasted debt structures, the Company enters into interest rate derivatives, principally interest rate swaps, to modify the interest payments on bonds, other liabilities and cash investments, thereby adjusting their risk profile to a target level of floating-rate and fixed-rate interest as defined by the Management Board.

        Deutsche Telekom is exposed to foreign currency risks associated with its investing, financing and operating activities. Since the Company's corporate objectives are pursued through its global commercial operations (the sale of telecommunications and IT services), foreign currency risk exposures are normally hedged in cases where the risks would affect cash flows (transaction risk). Foreign currency risks that do not affect cash flows (for example, risks resulting from the translation of the assets and liabilities of the consolidated group members outside the euro-zone into the Company's reporting currency) generally remain unhedged. However, in specific circumstances, the Company hedges the foreign currency conversion risk inherent in investments in certain foreign entities and their results.

        Foreign currency risks in Deutsche Telekom's investing activities arise, for example, from the acquisition and/or sale of investments in foreign entities. At December 31, 2004, the Company hedged the forecasted sale of its shares in Intelsat Ltd. with a USD/ EUR forward contract in a nominal amount of U.S. dollar 107 million with a maturity of January 12, 2005. After consumation of the sale the Company was no longer subject to material foreign currency transaction risk from investing activities at December 31, 2004. However, the Company views its U.S. dollar-denominated investment in T-Mobile USA preferred stock as a financial instrument to be repaid, with transaction risk due to changes in foreign exchange rates. For accounting purposes, the preferred stock is treated as a hedgeable exposure of a net investment in a foreign entity. Foreign currency risks in the financing area arise from foreign currency denominated financial liabilities. The Company utililizes cross-currency interest rate swaps and foreign currency forward contracts in order to economically convert foreign currency denominated financial liabilities into the Group companies' functional currencies (primarily euro, U.S. dollar and British pound). At December 31, 2004, foreign currency denominated liabilities for which the foreign currency exposure is hedged consisted primarily of bonds and medium-term notes which are denominated in Japanese yen, British pound, Czech koruna and Polish zloty. A variety of short-term foreign currency denominated intercompany loans typically are hedged with foreign currency swaps.

        With respect to operating activities, individual group entities conduct most of their transactions in their respective functional currencies. Therefore, foreign currency transaction risk from ongoing operations is considered low. Some group companies, however, are exposed to foreign currency transaction risk associated with certain anticipated foreign-currency denominated payments. These anticipated foreign currency-denominated payments relate primarily to foreign currency-denominated capital expenditures and expenses payable to international telecommunications carriers for international calls made by domestic customers and expenses for handsets and roaming fees. Occasionally foreign currency forward contracts or foreign currency options are utilized to hedge such forecasted foreign-currency denominated payments up to a maximum of one year.

        Deutsche Telekom decides on the date that it enters into a derivative contract whether hedge accounting is appropriate. If hedge accounting is to be applied, the Company develops and prepares the required hedge documentation and an effectiveness testing routine at the inception of the hedge.

Fair Value Hedges

  Hedging interest rate risk

        In 2004, Deutsche Telekom had pay-variable, receive-fixed interest rate swaps to hedge the fair value risk of certain fixed rate debt. These interest rate swaps were designated as hedging instruments in qualifying, highly effective, fair-value hedging relationship of euro, British pound and U.S. dollar denominated fixed-rate liabilities.

        For the years ended December 31, 2004 and 2003, Deutsche Telekom recognized no effect in earnings due to hedge ineffectiveness of its fair value hedge exposures to interest rate risk. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

  Hedging interest rate and foreign exchange risk

        In 2003, Deutsche Telekom utilized cross-currency interest rate swaps as hedging instruments for foreign currency denominated fixed-rate liabilities, converting them into functional currency denominated variable-rate liabilities. These cross-currency interest rate swaps were designated as hedging instruments in qualifying, highly effective, fair-value hedges of foreign currency denominated fixed-rate liabilities. For the year ended December 31, 2003, Deutsche Telekom recognized EUR 31 million in earnings representing hedge ineffectiveness on cross-currency interest rate swaps. All components of the cross-currency interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

        On January 1, 2004, Deutsche Telekom removed the designation of these hedging relationships. As a consequence, the Company ceased recording hedge accounting basis adjustments to the carrying value of the hedged item and started to amortize the accumulated basis as an adjustment to earnings (interest expense) over the expected remaining life of the hedged item using the effective yield method. The amortization of the hedge accounting adjustment recorded in 2004 was EUR 0.4 millon.

  Hedging the risk of changes in the overall fair value of available-for-sale equity securities

        During 2004, Deutsche Telekom designated forward-sales-contracts as hedging instruments in qualifying, highly effective, fair value hedges of recognized, available-for-sale marketable equity securities. The forward-sales-contracts matured and the equity securities were sold prior to December 31, 2004.

Cash Flow Hedges

  Hedging interest rate risk

  U.S. dollar interest rate swaps

        During 2002 and 2003, Deutsche Telekom designated certain pay-fixed, receive-variable U.S. dollar interest rate swaps as hedging instruments in qualifying, highly effective, cash-flow hedges of forecasted interest payments. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness. The original length of time over which Deutsche Telekom hedged the forecasted interest payments, was five years.

        During 2003, the Company reported net losses on these swaps of EUR 37 million (after taxes of EUR 24 million) in equity and no ineffectiveness reported in earnings.

        Additionally, during 2003, the Company adjusted from equity into earnings a EUR 63 million loss (after taxes of EUR 40 million). EUR 59 million of this loss (after taxes of EUR 38 million) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter. These forecasted interest payments were hedged over the remaining term of the swap, such term being four years (2003-2007).

        During 2004, the Company adjusted an amortized loss of EUR 18 million (after taxes of EUR 12 million) from equity into earnings based on the effective yield method and which covers the remaining four years of the swap.

        Deutsche Telekom expects that approximately EUR 20 million (after taxes of EUR 12 million) of net losses deferred in equity relating to these interest rate swaps will be reclassified into earnings during the next twelve months.

  British pound interest rate swaps

        During 2002 and 2003, Deutsche Telekom designated certain existing pay-fixed, receive-variable GBP interest rate swaps as hedging instruments in qualifying, effective, cash-flow hedges of forecasted interest payments under a syndicated loan agreement based on a principal amount of GBP 500 million. During 2003 the Company reported net losses on these swaps of EUR 13 million (after taxes of zero) in equity. Additionally during 2003, Deutsche Telekom recorded in earnings a EUR 28 million loss (after taxes of zero) as the interest payments were made. The loss was previously recorded in equity. The remaining forecasted interest payments are hedged over the remaining term of the swap, which is two years.

        During 2004, the Company reported net losses on these swaps of EUR 0.6 million (after taxes of zero) in equity.

        Additionally during 2004, the Company recorded in earnings a EUR 9.7 million loss (after taxes of zero) previously recorded in equity, as the interest payments were made. The remaining forecasted interest payments are hedged over the remaining term of the swaps, which is one year. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

        Deutsche Telekom expects that approximately EUR 3 million of net losses deferred in equity relating to these interest rate swaps will be recorded in earnings during the next twelve months when the interest payments are made.

        No ineffectiveness was recognized in earnings in 2004 and 2003.

  Hedging foreign exchange risk

  U.S. dollar forwards

        During 2004, Deutsche Telekom designated foreign exchange rate forwards as hedging instruments in qualifying, highly effective, cash flow hedges of forecasted, highly probable, USD-denominated payments under a software-license contract.

        These forecasted payments are hedged over the remaining term of the forwards of up to four years.

        During 2004, the Company reported net losses on these forwards of EUR 4 million (after taxes of EUR 2 million) in equity.

        The effectiveness of the above hedges is assessed based on changes in fair value attributable to changes in the spot prices. The changes in the fair value of the forwards related to the changes in the difference between the spot price and the forward price are excluded from the assessment of the hedge effectiveness and recognized in earnings (loss of EUR 0.2 million). Deutsche Telekom expects that approximately EUR 1.2 million (after taxes of EUR 0.7 million) of net losses deferred in equity relating to these forwards will be recorded in earnings during the next twelve months when payments are made.

        No ineffectiveness was recognized in earnings.

Net Investment Hedges

        During 2004, Deutsche Telekom continued to hedge its foreign currency translation risk associated with shares of preferred stock in T-Mobile USA, which form a part of Deutsche Telekom's net investment in T-Mobile USA.

        In 2004 Deutsche Telekom designated as hedges of its net investment in T-Mobile USA foreign currency forward contracts and U.S. dollar-denominated debt. During 2004, Deutsche Telekom recorded in equity a net gain of EUR 183 million (after taxes of EUR 117 million) related to the derivative and nonderivative hedging instruments designated in the hedge of Deutsche Telekom's net investment in T-Mobile USA During 2003 Deutsche Telekom changed the hedging instruments used to hedge its investment in T-Mobile USA. Before the change, the Company hedged the foreign currency exposure inherent in the redeemable preferred shares with short-term foreign currency forward contracts, five-year-cross-currency interest rate swaps and U.S. dollar-denominated long term debt. Since the change, the Company has hedged the U.S. dollar investment in T-Mobile preferred stock almost entirely with U.S. dollar-denominated long-term debt.

        During 2003, Deutsche Telekom recorded in equity, a net gain of EUR 835 million (after taxes of zero) related to the derivative and nonderivative hedging instruments designated in the hedge of Deutsche Telekom's net investment in T-Mobile USA.

        In 2004, Deutsche Telekom also recorded in equity the deferred tax impact of its pre-2004 net investment hedge activities in the amount of EUR 446 million, which was deemed to be not material to prior years' equity.

All Other Derivatives

        Deutsche Telekom also enters into certain derivative transactions that do not qualify for hedge accounting under SFAS No. 133, but do provide for effective economic hedges under the Group's risk management policies.

        For derivatives that hedge the foreign currency transaction risk of recognized foreign currency denominated assets or liabilities, the Company does not seek special hedge accounting because the transaction gain or loss on the economically hedged foreign currency denominated asset or liability will be reported in earnings concurrently with the gain or loss on the derivative.

        For the purpose of the balance sheet presentation in accordance with U.S. GAAP as of December 31, 2004, Deutsche Telekom reported the fair value of hedging and non-hedging derivative instrument assets of EUR 0.3 billion (2003: EUR 0.5 billion) in other non-current assets and hedging and non-hedging derivative instrument liabilities of EUR 1.0 billion (2003: EUR 1.3 billion) in other current liabilities. These amounts reflect no netting of derivative instrument assets and liabilities.

  (e) Marketable Securities

        In 2004 Deutsche Telekom sold approximately 15 percent of the shares in MTS. Prior to the date of the sale the Company accounted for the investment in MTS at equity and thereafter as an available-for-sale security. The fair value of the shares held in MTS at December 31, 2004 of approximately EUR 1,017 million exceeded the carrying value by approximately EUR 838 million. The unrealized gain is included in equity. In 2004, the Company received approximately EUR 600 million in proceeds from the sale of its shares in the satellite operator SES, which were classified as available-for-sale.

  (f) Mid-Term and Long-Term Incentive Plans

        During 2004, Deutsche Telekom implemented a Mid-Term Incentive Plan (MTIP) at the Deutsche Telekom Group and a Long-term Incentive Plan (LTIP) at T-Mobile USA Inc. for selected key employees. In connection with the MTIP and LTIP, participants were granted contingent cash compensation amounts, receivable at December 31, 2006 and 2007, respectively. Receipt of the compensation under the MTIP and LTIP are based on the attainment of certain benchmark performance targets of Deutsche Telekom AG common stock at December 31, 2006 and 2007, respectively. Assuming all targets are met, the compensation to be received would amount to EUR 80 million and EUR 31 million under the MTIP and LTIP, respectively.

  (g) Comprehensive Income

        Total comprehensive income (loss) in accordance with German GAAP consists of the following:

	For the year ended Decmeber 31,
	2004	2003	2002
	(millions of €)
Net income (loss)	4,634	1,253	(24,587)
Other comprehensive loss, foreign currency translation adjustment, (net of tax)	(496)	(2,938)	(3,507)

Comprehensive income (loss)	4,138	(1,685)	(28,094)

  (h) New U.S. GAAP Standards Adopted in 2004

        The Company adopted the provisions of Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables". For multiple element arrangements entered into after December 31, 2003, EITF 00-21 addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The adoption of EITF 00-21 did not have a material impact on the Company's results of operations, financial position or cash flows.

        The Company adopted the provisions of Emerging Issues Task Force Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease" ("EITF 01-8") for arrangements entered into after December 31, 2003. EITF 01-8 addresses how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, "Accounting for Leases," and requires lease accounting for contractual arrangements that explicitly or implicitly convey the right to use (or control the use of) specific property, plant or equipment. The adoption of EITF 01-8 did not have a material impact on the Company's results of operations, financial position or cash flows.

        The Company adopted the remaining transitional provisions of the Financial Accounting Standards Board Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities" ("VIEs"), to all entities that existed prior to February 1, 2003. This interpretation changed the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46R, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities).

        The Company has identified Toll Collect as a VIE, and has determined that the Company is not the primary beneficiary. Other than variable interest in Toll Collect, the Company holds variable interests in other VIEs which are not significant either individually or in the aggregate.

  (i) Recently Issued U.S. GAAP Accounting Standards

        In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 03-6 ("EITF 03-6"), "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share." The consensus addresses how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on our results of operations, financial position and cash flows.

        In March 2004, the EITF reached a consensus on EITF Issue 03-16 ("EITF 03-16"), "Accounting for Investments in Limited Liability Companies." EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. We are required to adopt EITF 03-16 as of January 1, 2005. We are currently determining the effect of EITF 03-16 on our consolidated financial statements.

        In March 2004, the EITF reached a consensus on EITF Issue 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.' " We do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

        In July 2004, the EITF reached a consensus on EITF Issue 02-14 ("EITF 02-14"), "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, is to be presented as the cumulative effect of a change in accounting principle. We are currently determining the impact of EITF 02-14 on our consolidated financial position or results of operations.

        In September 2004, the EITF reached a consensus on EITF Issue 04-1 ("EITF 04-1"), "Accounting for Pre-existing Relationships between the Parties to a Business Combination." EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. We do not expect the adoption of EITF No. 04-1 to have a material impact on our consolidated financial position or results of operations.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets — an amendment of APB Opinion 29." The guidance in Accounting Principles Board Opinion 29 ("APBO 29"), "Accounting for Nonmonetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APBO 29 included certain exceptions to that principle. SFAS 153 amends APBO 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

        In December, 2004 the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We are assessing the impact that the implementation of SFAS 123(R) will have on our consolidated financial position or results of operations.

  (j)
  Subsequent Events

  Issuance of euro bond

        On January 19, 2005, Deutsche Telekom issued two euro bonds via its Dutch financing subsidiary Deutsche Telekom International Finance B.V. generating proceeds of approximately EUR 3.0 billion.

  T-Online merger

        In February 2005, the Company concluded its voluntary cash tender offer for shares of T-Online International AG, and acquired an additional 14.09% of T-Online for approximately EUR 1.55 billion.

  Acquisition of licenses

        In February 2005, Deutsche Telekom's U.S. subsidiary was the winning bidder at auctions for mobile licenses in the United States. The granting of these licenses is pending standard FCC application and approval. The cost to the Company is expected to be approximately $255 million.

        Bonn, March 14, 2005

        Deutsche Telekom AG

        Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick
Walter Raizner	Rene Obermann
Dr. Heinz Klinkhammer
Konrad F. Reiss

QuickLinks

TABLE OF CONTENTS
DEFINED TERMS
GERMAN GAAP
FORWARD-LOOKING STATEMENTS
PART I
SELECTED FINANCIAL DATA
RISK FACTORS
INTRODUCTION
HISTORICAL BACKGROUND
STRATEGY
SIGNIFICANT SUBSIDIARIES
SEGMENT REVENUE BREAKDOWN
DESCRIPTION OF BUSINESS AND DIVISIONS
INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)
ACQUISITIONS AND DIVESTITURES
REGULATION
DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT
CRITICAL ACCOUNTING ESTIMATES
PRELIMINARY GUIDANCE ON DIFFERENCES BETWEEN IFRS AND GERMAN GAAP
CONSOLIDATED RESULTS OF OPERATIONS
SEGMENT ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES
RECONCILING DIFFERENCES BETWEEN GERMAN GAAP AND U.S. GAAP
NEW U.S. GAAP ACCOUNTING PRONOUNCEMENTS
NEW GERMAN ACCOUNTING REGULATION
GENERAL
SUPERVISORY BOARD
MANAGEMENT BOARD
COMPENSATION
SHARE OWNERSHIP
EMPLOYEES AND LABOR RELATIONS
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
CONSOLIDATED FINANCIAL STATEMENTS
EXPORT SALES
LITIGATION
DIVIDEND POLICY
SIGNIFICANT CHANGES
TRADING MARKETS
ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS
TAXATION
GERMAN TAXATION
U.S. TAXATION AND U.S.—GERMAN DOUBLE TAXATION AGREEMENT OF AUGUST 29, 1989
DOCUMENTS ON DISPLAY
RISK IDENTIFICATION AND ANALYSIS
FOREIGN EXCHANGE RATE RISK
INTEREST RATE RISK
EQUITY PRICE RISK
CHANGES IN MARKET RISK EXPOSURE IN 2004 COMPARED TO 2003
PART II
PART III
SIGNATURES
DEUTSCHE TELEKOM AG INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
STATEMENT OF SEGMENT REPORTING
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED BALANCE SHEETS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the consolidated statement of cash flows
OTHER DISCLOSURES