Form 20-F
period 2005-12-31
DEUTSCHE TELEKOM AG
filed 2006-03-14
CIK 946770

Use these links to rapidly review the document
TABLE OF CONTENTS
DEUTSCHE TELEKOM AG INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 14, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission file number 1-14540

Deutsche Telekom AG
(Exact Name of Registrant as Specified in its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany
(Address of Registrant's Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange
Ordinary Shares, no par value	New York Stock Exchange*

Securities registered or to be registered pursuant to
Section 12(g) of the Act:

NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

NONE
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

        Ordinary Shares, no par value: 4,198,077,903 (as of December 31, 2005)

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

        Yes    ☒    No    ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

        Yes    ☐    No    ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒    No    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer    ☒                            Accelerated filer    ☐                            Non-accelerated filer    ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17    ☐    Item 18    ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

        Yes    ☐    No    ☒

*Not for trading, but only in connection with the registration of American Depositary Shares.

i

ii

DEFINED TERMS

        Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this annual report on Form 20-F ("Annual Report"), unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us," "our" and "group" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

        Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and as adopted by the European Union as of the date of the financial statements included in this Annual Report, as well as with the regulations under commercial law set forth in Section 315a (1) HGB (Handelsgesetzbuch, the "German Commercial Code"). In July 2002, the E.U. Parliament and Council adopted a regulation on the application of IFRS, according to which, with certain exceptions, publicly traded E.U. companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005. IFRS differs in certain significant respects from U.S. generally accepted accounting principles ("U.S. GAAP"). For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation of net profit and total shareholders' equity to U.S. GAAP, see "Item 5. Operating and Financial Review and Prospects—Reconciling Differences between IFRS and U.S. GAAP" and notes (48) and (49) to our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003, included in this Annual Report.

        Our previous annual reports had been prepared in accordance with the German Commercial Code, the accounting standards issued by the German Accounting Standards Board and the German Stock Corporation Act (Aktiengesetz, the "Stock Corporation Act"), collectively known as "German GAAP." For a discussion of the principal differences between IFRS and German GAAP, as they related to us and our consolidated subsidiaries, see "Item 5. Operating and Financial Review and Prospects—Differences between IFRS and German GAAP," and in the notes to the consolidated financial statements, under "Reconciliation of consolidated shareholders' equity" and "Reconciliation of profit after income taxes," and the notes contained therein, for the years ended December 31, 2005, 2004 and 2003, included in this Annual Report.

FORWARD-LOOKING STATEMENTS

        This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

  •
  plans, objectives and expectations relating to future operations, products and services;

  •
  our prospective share of new and existing markets;

  •
  plans, objectives and expectations for our cost savings and workforce reduction programs and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations, such as our planned merger with T-Online International AG;

  •
  the potential impact of regulatory actions on our financial condition and operations;

  •
  the possible effects of adverse determinations in litigation, investigations, contested regulatory proceedings and other disputes;

  •
  future general industry and macroeconomic growth rates and our prospective performance relative to them; and

  •
  our future performance.

        Forward-looking statements generally are identified by the words "expect," "anticipate," "believe," "intend," "estimate," "aim," "plan," "will," "will continue," "seek," "outlook" and similar expressions. The "Risk Factors" discussion in Item 3, the "Strategy" discussion in Item 4, the "Management Overview" discussion in Item 5 and the "Quantitative and Qualitative Disclosures About Market Risk" discussion in Item 11, in particular, contain numerous forward-looking statements, although such statements also appear elsewhere in this Annual Report.

        Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors:

  •
  risks and uncertainties relating to the benefits anticipated from our international expansion, including in the United States;

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

  •
  our ability to secure and retain the licenses needed to offer new and existing services and the cost of these licenses and related network infrastructure build-outs, particularly with respect to our Universal Mobile Telecommunications System (UMTS or "3G") and other advanced services;

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

  •
  the level of demand in the market for our debt obligations, and for the debt obligations of our subsidiaries and associated companies, and our shares, as well as for assets that we may decide to sell, which may affect our financing and acquisition strategies;

  •
  our ability to achieve cost savings and realize productivity improvements, particularly with respect to our workforce-reduction initiative;

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

        Certain information in this Annual Report has been provided by external sources. Due to the rapid changes in our industry, it is possible that some of this information is no longer accurate. Assessments of market share in particular involve the use of information released or estimated by regulatory authorities, our competitors, third parties or us.

        World Wide Web addresses contained in this Annual Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

        Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3. Key Information

SELECTED FINANCIAL DATA

        The following table presents selected consolidated financial and operating information. This selected consolidated financial and operating information should be read together with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes thereto that are included elsewhere in this Annual Report. Unless otherwise indicated, all amounts are provided in accordance with IFRS as endorsed by the European Union.

        The selected consolidated financial information as of and for each of the three years ended December 31, 2003, through 2005, are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, for the periods ended and at December 31, 2005, 2004 and 2003. Periods prior to 2003 (except required U.S. GAAP information) have not been presented as such financial information was prepared in accordance with German GAAP and, pursuant to SEC Release 33-8567, "First-Time Application of International Financial Reporting Standards," is not required to be included because it is not comparable to the IFRS information provided below. For more information relating to the conversion from German GAAP to IFRS, see the notes to the consolidated financial statements, under "Explanation of transition to IFRS," "Reconciliation of consolidated shareholders' equity" and "Reconciliation of profit after income taxes," and the notes contained therein.

Selected Consolidated Financial Data of the Deutsche Telekom Group

	% Change 2005/2004(1)(2)	2005	2004	2003	2002	2001
		(billions of €, except as otherwise indicated)
Income Statement Data
Net revenues	3.9	59.6	57.3	55.6	n.a.	n.a.
Domestic	(1.6)	34.2	34.7	34.4	n.a.	n.a.
International	12.4	25.4	22.6	21.2	n.a.	n.a.
Profit from operations	21.7	7.6	6.3	8.3	n.a.	n.a.
Net profit	n.m.	5.6	1.6	2.1	n.a.	n.a.
Balance Sheet Data
Total assets	2.1	127.9	125.3	136.1	n.a.	n.a.
Total financial liabilities (in accordance with the consolidated balance sheet)	(8.6)	46.7	51.1	64.1	n.a.	n.a.
Shareholders' equity	8.3	49.6	45.8	43.7	n.a.	n.a.
Cash Flow Data(3)
Net cash from operating activities	(10.3)	15.0	16.7	15.1	n.a.	n.a.
Net cash used in investing activities	n.m.	(10.1)	(4.5)	(2.3)	n.a.	n.a.
Net cash used in financing activities	37.6	(8.0)	(12.9)	(5.8)	n.a.	n.a.
U.S. GAAP Data
Net profit	n.m.	5.3	2.3	2.9	(22.0)	0.5
Shareholders' equity	8.4	51.5	47.5	45.0	45.4	73.7
Total assets	(2.9)	133.2	137.2	145.9	149.4	180.7
Ratios and Selected Data
Additions to intangible assets (including goodwill) and property, plant and equipment	68.7	11.1	6.6	7.6	n.a.	n.a.
Capital expenditures(3)	44.6	9.3	6.4	6.4	n.a.	n.a.
Equity ratio (%)(4)	1.9	36.4	34.5	32.1	n.a.	n.a.
Number of employees averaged over the year (full-time employees excluding trainees) (thousands)	(1.4)	244	248	251	n.a.	n.a.
Revenues per employee (thousands of euro)(5)	5.4	244.3	231.7	221.3	n.a.	n.a.
Earnings per share/ADS in accordance with IFRS—basic and diluted (euro)(6)	n.m.	1.31	0.39	0.50	n.a.	n.a.
Earnings per share/ADS in accordance with U.S. GAAP—basic (euro)(6)	n.m.	1.28	0.56	0.70	(5.31)	0.14
Earnings per share/ADS in accordance with U.S. GAAP—diluted (euro)(6)	n.m.	1.26	0.55	0.70	(5.31)	0.14
Dividend per share/ADS (euro)(6)(7)	16.1	0.72	0.62	—	n.a.	n.a.
Dividend per share/ADS (U.S. dollar)(6)(7)(8)	0.0	0.85	0.80	—	n.a.	n.a.

n.a.—not applicable

n.m.—not meaningful

(1)
Change from 2004 to 2005 on the basis of figures expressed in millions.
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
(6)
"ADS" refers to the Deutsche Telekom American Depositary Shares traded on the New York Stock Exchange (NYSE). One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.
(7)
Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid. The proposed 2005 dividend per share amounts are subject to approval by the shareholders at the annual shareholders' meeting.
(8)
Dividend amounts have been translated into U.S. dollars (using Moneyline Telerate) for the relevant dividend payment date, which occurred during the second quarter of the following year, except for the 2005 amount, which has been translated using the applicable rate on December 30, 2005. As a result, the actual U.S. dollar amount at the time of payment may vary from the amount shown here.

Exchange Rates

        Unless otherwise indicated, all amounts in this Annual Report are expressed in euros.

        As used in this document, "euro," "EUR" or "€" means the single unified currency that was introduced in the Federal Republic of Germany (the "Federal Republic") and ten other participating Member States of the European Union on January 1, 1999. "U.S. dollar," "USD" or "$" means the lawful currency of the United States. As used in this document, the term "noon buying rate" refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.1842, which was the noon buying rate on December 30, 2005.

        Amounts appearing in this report that have been translated into euros from other currencies have been translated in accordance with the principles described in the notes to the consolidated financial statements, under "Summary of Accounting policies—Currency translation."

        So that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows, for the periods indicated, the average, high, low and period-end, noon buying rates for euros, expressed in U.S. dollars per EUR 1.00:

Year or Month	Average(1)	High	Low	Period-End
	(in $ per €)
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2005
September	—	1.2538	1.2011	1.2058
October	—	1.2148	1.1914	1.1995
November	—	1.2067	1.1667	1.1790
December	—	1.2041	1.1699	1.1842
2006
January	—	1.2287	1.1980	1.2158
February	—	1.2100	1.1860	1.1925
March (through March 13, 2006)	—	1.2028	1.1886	1.1942

(1)
The average of the noon buying rates on the last business day of each month during the relevant period.

        On March 13, 2006, the noon buying rate was USD 1.1942 per EUR 1.00.

        Since January 4, 1999, our shares have traded on the German stock exchanges, including the Frankfurt Stock Exchange, in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the German stock exchanges and, as a result, are likely to affect the market price of our ADSs on the New York Stock Exchange. When we declare cash dividends, they are declared in euros, and exchange rate fluctuations affect the U.S. dollar amounts you would receive if you are a holder of American Depositary Receipts (ADRs) evidencing ADSs upon conversion of cash dividends on the shares represented by your ADSs.

RISK FACTORS

        In addition to the other information contained in this Annual Report, investors in our securities should carefully consider the risks described below. Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks.

        The following discussion contains a number of forward-looking statements. Please refer to the "Forward-Looking Statements" discussion at the front of this Annual Report for cautionary information.

An economic downturn, a substantial slowdown in economic growth or a deterioration in consumer spending could adversely affect our customers' purchases of our products and services in each of our strategic business areas, which could have a negative impact on our operating results and financial condition.

        Our business depends to a large degree on general economic conditions in Germany, other European countries in which we do business and the United States. The prospects for the development of the German economy in 2007 might deteriorate if the value added tax (VAT) in Germany is increased according to plans of the new German government. An increase in VAT may have a negative effect on private consumption in Germany, as well as on our margins, since we may not be able to pass through the additional VAT to our customers. If economic growth in our markets proves to be low or non-existent, because of current or anticipated circumstances, this could have an adverse effect on the level of demand by our individual customers and the willingness of our key business customers to invest in information and communications technology (ICT). This could, in turn, jeopardize our growth targets—for example, those relating to multimedia services in mobile telecommunications, or those relating to broadband products and services based on DSL (digital subscriber line) technology.

Because we operate in heavily regulated business environments, decisions that regulatory authorities impose on us restrict flexibility in managing our business and may force us to offer services to competitors, or reduce the prices we charge for our products and services, either of which could have a material negative impact on our revenues, profits and market shares.

        Unlike many of our competitors, we are subject to strict regulation in many market segments in Germany, particularly in many areas of the fixed-line network business of our Broadband/Fixed Network strategic business area. Government agencies regularly intervene in the offerings of our products and services and in the pricing of our products and services. Such regulation places enormous pricing and competitive pressures on us and on our ability to generate revenues and profits.

        On June 26, 2004, amendments to the German Telecommunications Act (Telekommunikationsgesetz, the "Telecommunications Act") became effective. Although the precise effects of the amendments to the Telecommunications Act are still not definite in all segments of the German telecommunications market, it is already clear that regulatory intervention will continue in certain market sectors of our business. The Bundesnetzagentur (the "Federal Network Agency," formerly, the Regulierungsbehörde für Telekommunikation und Post) is required to decide which telecommunications products and services are to be regulated in a particular market segment. The Telecommunications Act requires the regulation of telecommunications services that are considered by the Federal Network Agency to involve a provider with "significant market power." So far, we have been exempted from regulation on the basis of a loss of significant market power in markets of minor importance only, such as the market for foreign long-distance calls in fixed-line networks. It is possible that services not previously regulated will be subject to future regulation, such as international roaming or voice over Internet protocol (VoIP) services.

        Further, we expect that the Federal Network Agency will publish various regulatory ordinances interpreting the provisions of the Telecommunications Act, which may negatively affect the prices we charge for certain of our products and services. The recently elected German government may be expected to take up earlier plans to amend the Telecommunications Act. If adopted in the form previously considered, these amendments would intensify existing customer protection rules, which could have an adverse effect on our future revenues and entail additional operating costs.

        The European Union is establishing an E.U.-wide regime of data retention requirements for law enforcement purposes. These requirements establish minimum standards for both the types of data to be retained and the term of their retention. After adoption of the relevant E.U. directive (planned for the spring of 2006), the E.U. requirements will have to be implemented into national law of the E.U. Member States within 18 months. Depending on the requirements of the final national rules, compliance with the new data retention requirements could entail considerable initial investment and recurring annual operating costs for us. At this time, it is unclear whether and how we might be compensated for these costs.

  Broadband/Fixed Network

        The Federal Network Agency considers us, through our T-Com business unit, to be an "entity with significant market power" in several defined markets for telecommunications services in Germany, particularly the fixed-line market. Many decisions of the Federal Network Agency in 2005, taken under the premise of increasing competition in the German market for fixed-line telecommunications, were unfavorable to T-Com (for example decisions on charges for line sharing and monthly line rental). These regulatory decisions have had a significant effect on our fixed-line network pricing and service offerings, and future regulatory decisions are expected to continue to have a negative impact on T-Com's market shares, revenues and margins.

        In addition, the Federal Network Agency intends to address other markets that are currently not subject to regulation (for example virtual private networks and VoIP). VoIP is an emerging market for nomadic voice telephony services that are based on the Internet and are not dependent on specific customer telephone lines. Nevertheless, the Federal Network Agency has included VoIP in the same market as conventional voice telephony services. Therefore these services may be treated in the same way as conventional telephone services for the purpose of regulation and may also be subject to price regulation.

        Additional market regulation is expected to intensify competition in Germany and will, therefore, put pressure on our revenues and the cost structure of our fixed-line network business. In particular, if regulatory measures allow broadband access lines to be "unbundled" (separated) from telephone lines, this could substantially increase the price pressure on, and competition faced by, our fixed-line network business. Even new infrastructure investments, such as our planned new high-speed fiber-optic network as a platform for "triple-play" services (i.e., high-speed Internet access, communications services and entertainment offerings), are in danger of becoming subject to strict regulation by the Federal Network Agency.

        Although the new E.U. regulatory framework for electronic communications does not provide for an extension of sector-specific regulation to the online communications market, there are some indications that the Federal Network Agency may change its legal approach to the regulation of prices for access to online services in the future. We cannot yet determine what effect, if any, such regulation may have on our broadband services offerings. Additionally, Internet subscribers are indirectly affected by the regulation of access tariffs, as wholesale costs include charges for telecommunications services that are regulated by the Telecommunications Act.

        We are also subject to the laws and regulations of other countries where our affiliates or we have fixed-line network operations, primarily in Central and Eastern Europe. The business impact of increased regulation on our subsidiaries in Central and Eastern Europe will depend on the way in which national regulatory authorities use their acquired powers, and the extent to which our competitors take advantage of regulatory decisions designed to foster increased competition.

        Further market analysis procedures under the E.U. regulatory framework will be carried out in Hungary and Slovakia in 2006, which could eventually lead to reductions in the prices we may charge to customers, both for wholesale and for retail services. Such developments could also contribute to a loss of our market share in these countries. Our Central and Eastern European subsidiaries might also be required to adjust their product offerings on the wholesale and retail levels in furtherance of competition in the fixed-line network. This would add to the downward pressure on prices in the countries in which they operate.

  Mobile Communications

        Our mobile telecommunications operations are supervised by regulatory authorities in the countries in which we operate. We expect tightening of regulatory control in the area of mobile telecommunications, with a probable negative effect on pricing and revenues, as a result of a reduction in international roaming charges, call termination charges and also possible access regulation in some markets. The E.U. regulatory framework defines international wholesale roaming, call termination and access, and origination as separate "markets." On this basis, national regulatory authorities in the European Union are required to carry out market investigations and, if necessary, define regulatory remedies in those markets in accordance with E.U. directives.

        On February 10, 2005, the E.U. Commission opened formal proceedings against, among others, T-Mobile Deutschland. In the proceedings, the E.U. Commission alleged that T-Mobile Deutschland had been charging excessive wholesale roaming tariffs for calls of foreign visitors in its network during the period from 1997 to 2003. Should the E.U. Commission decide to uphold its preliminary findings, it may impose significant fines on T-Mobile Deutschland.

        Our telecommunications systems and operations in the United States are regulated primarily by the U.S. Federal Communications Commission (FCC) and by various other federal, state and local governmental bodies. These and other governmental agencies may also exercise jurisdiction over mobile telecommunications operators. Some U.S. states have taken actions to regulate various aspects of wireless operations including, for example, customer billing, termination of service arrangements, and advertising. Any of those agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our mobile telecommunications business in the United States.

        For further information regarding the matters discussed above and other aspects of the regulatory environments to which our businesses are subject, see "Item 4. Information on the Company—Regulation" and "Item 8. Financial Information—Legal Proceedings."

We face intense competition in all areas of our business, which could lead to reduced prices for our products and services and a decrease in market share in certain service areas, thereby having an adverse effect on our revenues and net profit.

  Broadband/Fixed Network

        In our domestic market, fixed-line network voice telephony service revenues and prices have been declining in recent years, primarily due to intense competition and adverse decisions imposed by the Federal Network Agency, and also due to customers' substitution of mobile telecommunications for fixed-line usage.

        Competition became even more intense in 2005, resulting in our continued loss of market share. The increase in competition from mobile operators, other fixed-line carriers and cable operators entering the telecommunications market is expected to continue for the foreseeable future. We expect further increases in competitive pressure, due to the offering of attractive product bundles for telephone and broadband access lines, which include a flat rate for Internet service, and other factors, including the increasing quality and acceptance of VoIP services (which, among other things, allow customers to conduct voice communications through their personal computers at low or no calling charges) and regulatory actions by the Federal Network Agency.

        Additional local and regional network operators are expanding their presence to include other major cities and regions. In the future, we could face even fiercer competition and lose further market share if our competitors were to combine their businesses. Furthermore, alternative carriers are aggressively pursuing a strategy of reduced prices for call pre-selection and call-by-call services.

        Existing mobile substitution effects are intensified as a result of the proliferation of mobile virtual network operators (MVNO), which continue to have an adverse effect on our fixed-line network revenues. Reduced prices for mobile telecommunications services (e.g., on the basis of lower flat rates without call-based charges) could increase pricing pressure on our fixed-line services.

        The German and European markets for Internet access and portal services—especially within the broadband market—have been, and will continue to be, highly competitive. Prices for broadband flat rates have been steadily declining. T-Online's future competitive position will be affected by pricing, network speed and reliability, services offered, customer support and its ability to be technologically adept and innovative. The regulatory environment can also exert a significant influence on the level of competition. We expect that T-Online's competitors will continue to pursue new broadband customers aggressively. In the market for portal services and content, competition is also intense, due to low barriers to entry.

        Each of these developments is expected to continue to erode our market shares and to decrease our revenues and profit margins. For more information, see "Item 4. Information on the Company—Description of Business—Broadband/Fixed Network" and "Item 4. Information on the Company—Regulation."

  Mobile Communications

        During 2004 and 2005, consolidation in the wireless telecommunications sector in the United States has dramatically changed the competitive landscape. Each of T-Mobile USA's three remaining national competitors—Verizon Communications, Inc. ("Verizon"), Cingular Wireless LLC ("Cingular") and Sprint/Nextel Corporation ("Sprint/Nextel")—are significantly larger than T-Mobile USA, with larger spectrum holdings and more than double the customer base. Their scale could afford them significant structural and competitive advantages. Thus, this situation presents a long-term challenge to T-Mobile USA to effectively compete in pricing, products, coverage and the introduction of new technologies and services. Intense competition from various regional operators also exists. Since T-Mobile USA is a significant contributor to our overall revenue and customer growth, a slowdown or decline in the business of T-Mobile USA could have a material adverse effect on the attainment of the growth targets of our group as a whole.

        Competition in the European mobile telecommunications markets has increased and can be expected to increase in the future. Increasing competition results, in part, from the entry into the market of low-cost carriers, such as MVNOs, which use the networks of other operators at volume discounts, and from market consolidation (e.g., the recent acquisition of O2 plc ("O2") by Telefónica S.A. ("Telefónica"). If prices for mobile telecommunications services continue to decline, T-Mobile may not achieve its growth objectives.

        As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention, and increasing the quality and value of existing customers. Accordingly, if we are unable to offer increased quality and better value to our customers, our market share and revenues may not grow as we have anticipated in our growth plans.

        For more information, see "Item 4. Information on the Company—Description of Business—Mobile Communications."

  Business Customers

        Our Business Customers strategic business area, operated through T-Systems Business Services GmbH and T-Systems Enterprise Services GmbH (collectively, "T-Systems"), is a provider of solutions covering the entire value chain of information and communications technology. It is subject to risks associated with the general and regional economies of its customers and the willingness and ability of its customers to invest in information and communications technology services and products. The information and communications technology market is shaped by long sales cycles, severe competition and declining prices. The result is downward pressure on revenues and margins and lower predictability of revenue growth.

        The international growth potential of T-Systems may be constrained by its limited brand recognition in some national markets, at least compared to that of competitors who may be more established there, particularly as this relates to maintaining and increasing business with multinational companies outside of Germany. For more information, see "Item 4. Information on the Company—Description of Business—Business Customers."

Spectrum capacity may become a limiting factor to T-Mobile USA's growth in the United States.

        T-Mobile USA's capacity and coverage expansion is dependent on its ability to acquire additional spectrum licenses, which are granted by the FCC or otherwise regulated by the FCC if acquired from third-party operators. The failure to obtain sufficient capacity and spectrum coverage would have a material adverse impact on the quality of T-Mobile USA's services in the United States, and on T-Mobile USA's ability to provide future services in some markets. T-Mobile USA could experience negative operational effects, such as reduced growth of customers and revenues, due to a lack of capacity in specific markets. One opportunity to acquire additional sizable units of spectrum is the Advanced Wireless Services (AWS) auction (1700/2100 MHz), expected to take place in mid-2006. Failure to obtain sufficient spectrum in this auction could inhibit our ability to introduce advanced wireless services and keep pace with our competitors. Prices in spectrum auctions can become high, posing challenges to the attainment of an attractive return on investment.

        For more information, see "Item 4. Information on the Company—Regulation" and "Item 4. Information on the Company—Description of Business—Mobile Communications."

We may realize neither the expected level of demand for our products and services, nor the expected level or timing of revenues generated by those products and services, as a result of lack of market acceptance, technological change or delays from suppliers, which could adversely affect our cash flows.

        As a result of rapid technological progress, and the trend towards technological convergence, there is a danger that new and established information and telecommunications technologies or products may not only fail to complement one another, but in some cases may even substitute for one another. An example of this is VoIP, a technology that is already established in the business customer market. VoIP has now reached the consumer market as well and, as a technology that competes directly with traditional fixed-line telephony services, has the potential to reduce our market share and revenues in our fixed-line business. The introduction of mobile handsets with VoIP functionality may also adversely affect our pricing structures and market share in our mobile voice telephony business, particularly in countries where we have a large market share. If we do not appropriately anticipate the demand for new technologies, and adapt our strategies and cost structures accordingly, we may be unable to compete effectively, with the result that our business activities, financial condition and results may suffer.

        In addition, there is a risk that we will not succeed in making customers sufficiently aware of existing and future value-added services or in creating customer acceptance of these services at the prices we would want to charge. There is a risk that we will not identify trends correctly, or that we will not be able to bring new services to market as quickly or price-competitively as our competitors. These risks exist, in particular, with respect to our anticipated future growth drivers in the mobile telecommunications area (e.g., mobile data services provided via UMTS or other technologies) and in the fixed-line telecommunications area (e.g., triple-play services). Accordingly, there is risk that the return on our investments, in particular in UMTS licenses and network infrastructure, may be negatively affected, which could result in significant write-downs of the value of our UMTS or other licenses or other network-related investments.

        The business model of our Business Customers strategic business area is focused on implementing major projects in the telecommunications, media & utilities, manufacturing, services, finance and public industry sectors. Because of their scale and complexity, and because of the nature of the contractual agreements that govern them, these projects could give rise to extensive customer claims with respect to warranties, damages or contractual penalties where the service provided by T-Systems is deemed to be unsatisfactory. For more information, see "Item 4. Information on the Company—Description of Business—Business Customers."

Lawsuits filed by some T-Online shareholders may further delay our planned merger with T-Online International AG, which could have a negative effect on our results.

        On April 29, 2005, the annual general shareholders' meeting of T-Online International AG ("T-Online") approved the agreement concluded with Deutsche Telekom on March 8, 2005, on the merger of T-Online into Deutsche Telekom. Some T-Online shareholders have filed lawsuits challenging the validity of the resolution of the shareholders' meeting approving the merger. The entry of the merger in the commercial registers of the two companies may only take place, and therefore the merger will only become effective, once the competent court rules finally and conclusively in an accelerated proceeding that the lawsuits do not prevent the entry of the merger in the commercial registers (a "release decision"), or if the court finally and conclusively rejects the lawsuits, or if such lawsuits are withdrawn. The Court of Appeals in Frankfurt am Main, as the court of second instance, issued a release decision in February 2006. This decision however is not yet final and binding; appeals have been filed by some of the opposing parties in the release proceedings, such opposing parties being shareholders who have filed lawsuits challenging the validity of the resolution approving the merger.

        A delay in the completion of this merger means that planned synergies may not be realized. For example, until the merger it will not be possible to effectively meet the growing demand for a portfolio with fully integrated products, consisting in particular of fixed network telephony and Internet, potentially supplemented by media content. This situation, coupled with the multiple service provider relationships and contacts, makes it more difficult to attract and retain customers.

        After the merger of T-Online into Deutsche Telekom has become effective, T-Online shareholders who received Deutsche Telekom shares in return for their T-Online shares in the course of the merger can file a legal challenge to have the exchange ratio set forth in the merger agreement reviewed. During the course of this valuation proceeding, the court might, for a variety of reasons, come to the conclusion that the exchange ratio set forth in the merger agreement is too low, from the perspective of the T-Online shareholders, and that the T-Online shareholders should, therefore, be granted a supplementary cash payment.

        Investors wishing to hold T-Online shares, but not Deutsche Telekom shares, may sell the Deutsche Telekom shares they receive or expect to receive in the course of the merger. This could put pressure on the market price of our shares.

        For more information, see "Item 5. Operating and Financial Review and Prospects—Management Overview" and "Item 8. Financial Information—Legal Proceedings."

Failures to achieve our planned reduction and restructuring of personnel could negatively affect our financial objectives and profitability.

        We announced an extensive personnel-restructuring program for our operations in Germany in October 2005, under which approximately 19,000 employees will leave the group by 2008. When making these reductions, we will adhere to the agreement with the trade unions not to enforce any compulsory redundancies until the end of 2008, and to the moratorium on redundancies agreed under the 2004 employment alliance.

        We plan targeted, group-specific measures to implement the personnel-restructuring program. Part of this reduction is to be realized through partial retirement arrangements for salaried employees subject to collective bargaining agreements (non-civil servants.) These plans could be put at risk by possible changes in the law. There are also plans to encourage employees to leave the group, using severance programs based on voluntary arrangements. The implementation of these plans will depend on general developments in the labor market and on the details of the voluntary redundancy program.

        A critical factor for the overall success of the personnel-restructuring program will be the availability of competitive, flexible and performance-oriented terms and conditions of employment with our civil servants. We expect that a new law providing for this increased flexibility will be adopted in 2006.

        The successful realization of the staff reduction program depends on a range of factors that are beyond our control, such as the successful deconsolidation of our Vivento operating businesses (call-center and technology maintenance businesses), the market for our retrained labor force and the factors mentioned above. If the planned staff-reduction targets are not achieved, our financial and business objectives may not be achieved, which would have a negative effect on our operating expenses and profitability.

        For more information, see "Item 4. Information on the Company—Description of Business—Group Headquarters and Shared Services" and "Item 6. Directors, Senior Management and Employees—Employees and Labor Relations—Other Employees."

Alleged health risks of wireless communications devices have led to litigation affecting T-Mobile, and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations and, thus, adversely affect the financial condition and results of operations of our mobile telecommunications services business.

        Media reports have suggested that radio frequency emissions from wireless mobile devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organization (WHO) has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards, nor is it expecting any serious dangers to arise in the future—although it does recommend continued research due to the ongoing scientific uncertainty. We cannot be certain that medical research in the future will dismiss any and all links between radio-frequency emissions and health risks.

        Whether or not such research or studies conclude there is a link between radio-frequency emissions and health, popular concerns about radio-frequency emissions may discourage the use of wireless mobile devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a material adverse effect on our or T-Mobile's results of operations.

        T-Mobile USA is subject to current, and potential, litigation relating to these health concerns. Several amended class action lawsuits have been filed in the United States against T-Mobile USA and several other wireless-service operators and wireless-telephone manufacturers, asserting products liability, breach of warranty and other claims relating to radio- frequency transmissions to and from wireless mobile devices. The complaints seek substantial monetary damages as well as injunctive relief. The defense of these lawsuits may divert management's attention, and T-Mobile USA may be required to pay significant awards or settlements and incur significant expenses in defending these lawsuits.

        We do not know whether legislators, regulators or private litigants will refrain from taking other actions adverse to us, based on the purported health-related risks associated with radio-frequency emissions. Any such litigation, legislation or adverse actions may result in additional costs and loss of revenues in our Mobile Communications strategic business area.

        For more information, see "Item 8. Financial Information—Legal Proceedings."

System failures due to natural or man-made disruptions could result in reduced user traffic and reduced revenues and could harm our reputation and results.

        Our technical infrastructure (including our network infrastructure for fixed-line network services and mobile telecommunications services) may be damaged or disrupted by fire, lightning, flooding and other calamities, technology failures, human error, terrorist attacks, hacker attacks and malicious actions, and other similar events. We attempt to mitigate these risks by employing a large number of measures, including backup systems and protective systems such as firewalls, virus scanners, and building security. We cannot, however, be certain that these measures will be effective under all circumstances and that disruptions or damage will not occur. Damage or disruption to our infrastructure may result in reduced user traffic and revenues, increased costs, and damage to our reputation.

Shortcomings in our supply and procurement process could negatively affect our product portfolio, revenues and profits.

        As a fully integrated ICT service provider, we cooperate with a wide range of different suppliers for technical components and assemblies, as well as for software and other goods and information important to the conduct of our business. Although we do not believe that we are materially dependent on any single supplier, disruptions in our chain of supply could negatively affect our product portfolio, cost structure, revenues and profits. We take a variety of measures to shelter ourselves from these risks, but we cannot be sure that these measures will be effective under all circumstances.

We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

        We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. Litigation and regulatory proceedings are inherently unpredictable. Legal or regulatory proceedings in which we are or come to be involved (or settlements thereof) may have a material adverse effect on our results of operations or financial condition.

        For information concerning some of the litigation in which we are involved, including with respect to the Toll Collect consortium, see "Item 8. Financial Information—Legal Proceedings." For information concerning our regulatory environment, see "Item 4. Information on the Company—Regulation."

Future sales of our shares by the Federal Republic or KfW (Kreditanstalt für Wiederaufbau) may adversely affect the trading prices of our shares and ADSs.

        Continuing its privatization policy, the Federal Republic (which owns, together with the KfW, approximately 37.5% of our outstanding shares) has announced that it intends to further reduce its holdings of equity interests in the future, including shares in Deutsche Telekom AG. The reduction in the Federal Republic's direct or indirect holdings may involve KfW. For shareholders, there is a danger that the sale of a significant volume of our shares by either the Federal Republic or KfW, or speculation to this effect on the markets, could have a negative impact on the price of our shares and ADSs.

Exchange-rate and interest-rate risks have had, and may continue to have, an adverse effect on our revenue development.

        We are exposed to currency risks related to our international business activities. Generally, our Central Treasury hedges currency risks that may have a negative impact on our cash flows, although there can be no guarantee that our hedging strategies will succeed. Currency risks may have a negative impact on our results of operations when amounts in local currencies are translated into euros, particularly in connection with U.S. dollar- and British pound sterling-denominated results.

        For more information with respect to the impact of exchange rates and currency translation, see "Item 5. Operating and Financial Review and Prospects—Consolidated Results of Operations."

        We are also exposed to interest-rate risks, primarily in the euro, U.S. dollar and British pound sterling currencies. Interest-rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due on indebtedness at variable rates in each of these currencies. Once per year, our Management Board (Vorstand) specifies ratios of fixed and variable debt in these three currencies. Our Central Treasury then takes measures, using derivative instruments and other measures, to implement the interest-risk management decisions of the Management Board.

        For more information about our hedging activities and interest-rate and market risks, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

        We review on a regular basis the value of each of our subsidiaries and their assets. In addition to our regular annual valuations, whenever indications exist (due to changes in the economic, regulatory, business or political environment) that goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could cause us to take large, non-cash charges against net profit, which could lead to a reduction in the trading price of our shares and ADSs.

        For more information, see "Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates."

Identification of significant deficiencies or material weaknesses as a result of our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of our internal control over financial reporting may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

        Commencing with our annual report on Form 20-F for the year ending December 31, 2006, we will include a report from our management relating to its evaluation of our internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, we may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. Although we intend to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in our internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such significant deficiencies, material weakness or other disclosable conditions may result in a negative market reaction.

ITEM 4. Information on the Company

INTRODUCTION

        The legal and commercial name of our company is Deutsche Telekom AG. We are a private stock corporation organized under German law. Our registered office is located at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and its telephone number is +49 (228) 181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, NY 10022.

HISTORICAL BACKGROUND

        The provision of public telecommunications services in Germany was long a state monopoly, as formerly provided in the constitution of the Federal Republic. In 1989, the Federal Republic began to transform the postal, telephone and telegraph services administered by the former monopoly provider of such services into market-oriented businesses, and divided the former monopoly into three distinct entities along their lines of business, one of which was our predecessor, Deutsche Bundespost Telekom. At the same time, the Federal Republic also began the liberalization of the German telecommunications market. We were transformed into a private stock corporation at the beginning of 1995.

        The operation of networks (including cable networks) for all telecommunications services, other than public fixed-line voice telephony, was opened to competition in Germany on August 1, 1996, when the new legal framework for the regulation of the telecommunications sector in Germany—the Telecommunications Act—became effective. As required by the Telecommunications Act, and mandated by the directives of the E.U. Commission, the telecommunications sector in Germany was further liberalized on January 1, 1998, through the opening of the public fixed-line voice telephony services to competition.

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

  •
  the expansion of our business into Central and Eastern Europe through the acquisition of a substantial interest in Magyar Tavkoezlesi Rt. in 1993 (renamed "Magyar Telekom" in 2005), the Hungarian national telecommunications company, and the acquisition of telecommunications subsidiaries in Slovakia, Macedonia, the Czech Republic and Croatia during 2000 and 2001;

  •
  a joint venture with France Télécom and Sprint from 1996 through 2000, and a cooperation agreement with France Télécom from 1998 through 2000;

  •
  the acquisition of One 2 One (now "T-Mobile Holdings Ltd.") in 1999;

  •
  the disengagement from our former strategic alliance with France Télécom and Sprint, commencing in 1999;

  •
  the acquisition of debis Systemhaus (now integrated into the Business Customers strategic business area) in 2000 and 2002;

  •
  the initial public offering of T-Online International AG in 2000;

  •
  the purchase of licenses in 2000 allowing T-Mobile to operate UMTS wireless networks in Germany, the United Kingdom, Austria and the Netherlands, and, in 2001, a UMTS license in the Czech Republic;

  •
  the divestment of our cable television businesses in 2001 and 2003;

  •
  the acquisition of VoiceStream Wireless Corporation ("VoiceStream") and Powertel, Inc. ("Powertel") in 2001 (now "T-Mobile USA, Inc.");

  •
  the acquisition of Ben Nederland Holding B.V. in 2000 and 2002 (now "T-Mobile Netherlands B.V.");

  •
  the refocusing of our business on our core strategic business areas and on debt reduction in 2002, 2003 and 2004;

  •
  the acquisition of the remaining 49% of EuroTel Bratislava, a.s. (now "T-Mobile Slovensko, a.s."), through Slovak Telekom a.s. in 2004;

  •
  the full-divestment of shareholdings in European satellite operator SES Global in 2004;

  •
  the conclusion of a merger agreement with T-Online International AG on the merger of T-Online International AG into Deutsche Telekom AG in 2005. The merger is not yet effective. For more information, see "Item 8. Financial Information—Legal Proceedings—Securities and Corporate Law-Related Proceedings—Release Proceedings Relating to the T-Online Merger";

  •
  the formation of the new strategic business areas, Broadband/Fixed Network, Business Customers and Mobile Communications as of January 1, 2005, as an evolution from our previous structure, to better serve evolving customer needs;

  •
  the 2005 acquisition of GSM (Global System for Mobile Communications) networks in California and Nevada in the United States from Cingular for USD 2.5 billion, and the related dissolution of our network-sharing joint venture with Cingular;

  •
  the full divestment of shareholdings in the Russian mobile telecommunications operator, Mobile TeleSystems OJSC ("MTS"), in 2005 following reductions of our shareholdings in 2003 and 2004;

  •
  the acquisition of a 76.5% majority interest in the Telekom Montenegro group (Telekom Crne Gore a.d.) through our Hungarian subsidiary, Magyar Telekom, in 2005;

  •
  the pending acquisition of the Austrian mobile telecommunications operator, tele.ring Telekom Service GmbH ("tele.ring"), for an agreed purchase price of EUR 1.3 billion (the transaction is subject to approval by the Austrian telecommunications regulator, as well as by the E.U. Commission); and

  •
  the pending acquisition of gedas AG (a subsidiary of Volkswagen AG), an IT service provider primarily focused on the automotive and manufacturing industries, for a purchase price of EUR 0.4 billion. We expect to complete this transaction in the first half of 2006.

        For more information regarding our new strategic business areas, see "—Strategy—Strategic Realignment." Additional information regarding the foregoing events and developments is contained throughout this Item 4.

STRATEGY

General Overview

        Our key strategic goal is to shape the information and communications industry as Europe's leading integrated telecommunications operator and most highly regarded service company. We intend to build on our position as one of the world's leading service providers for fixed network, broadband and mobile telecommunications, as well for as IT services.

        Having concluded our debt reduction and business realignment phase, we are now refocused on growth and value creation.

        In 2005, we initiated a far-reaching transformation program, going beyond our "Agenda 2004." One aspect of our new "Excellence Program" consists of growth initiatives in respect of each of the three strategic business areas ("SBAs") of Deutsche Telekom:

  •
  Mobile Communications — "Save for Growth": savings of approximately EUR 1 billion per year are planned in the medium term, a significant proportion of which will be reinvested in measures to safeguard T-Mobile's market position and achieve growth targets.

  •
  Broadband/Fixed Network — "Re-Invent": the cornerstones of this program are activities to foster innovation and growth, measures aimed at increasing efficiency and quality, as well as a major change in culture, putting the customer even more in the center of our thinking. As part of "Re-Invent" we are currently engaged in the rollout of a new high-speed network with bandwidth rates of up to 50 Mbit/s in order to enable triple-play services (i.e., communication services, high-speed Internet access and entertainment offerings) to better meet the needs of our customers.

  •
  Business Customers — "Focus on Growth": this program primarily focuses on improving sales efficiency, enhancing T-Systems' portfolio of products and services, enhancing operational excellence by improving internal processes, increasing efficiency through cost management, and mobilizing employees through hands-on value management. Through this program, T-Systems has been able to win back customers and defend market share.

        The three growth initiatives are complemented by six group-wide initiatives: "Customer & Brand," "Product & Innovation," "Operational Excellence," "Profitability," "Human Resources" and "Corporate Culture." These initiatives are aimed at leveraging the benefits of an intelligently integrated telecommunications provider where possible across strategic business areas in the field of customer relationships and innovation capabilities, scale efficiencies, human capital management and development. The initiatives also aim to strengthen a customer-oriented corporate culture embracing all strategic business areas.

        These objectives will be pursued primarily through ten strategic measures by the companies of the Deutsche Telekom group:

  •
  Defense of the fixed-line network core business through strategic pricing measures, in the form of bundled products and segment-specific customer retention campaigns.

  •
  Conquer the home in the broadband business, through mass-market penetration with ADSL, and also VDSL in combination with fiber-optic networks. We aim to launch customer-oriented double and triple-play offerings (i.e., combinations of voice, broadband Internet access and TV-based entertainment services).

  •
  Expansion of the wireless communications core business as a leading service provider, by offering customer-oriented solutions with attractive and simple calling plans.

  •
  Expansion of mobile data services, by becoming the leader in mobile broadband and introducing the mobile Internet, for example, with the introduction of "web'n'walk."

  •
  Convergence, by developing integrated fixed-line network/mobile telecommunications packages, such as T-Mobile@home and the DualPhone solution, as well as IP-based services and services that can be used with different technologies ("multi-access IP"), such as VoD and VoIP.

  •
  Reinforcement of the telecommunications core business with both SMEs and multinational corporations, through strategic pricing measures, cross-selling and up-selling, mobile business solutions, and operational excellence.

  •
  Growth with ICT solutions, through growth in the IT-outsourcing core business, by increasing our share of our existing customers' budget and by winning additional large-scale contracts.

  •
  Customer relationship management on the basis of a customer database for all of T-Com's and T-Mobile's customers.

  •
  Operational excellence for leveraging cost efficiencies. Our purchasing volume for goods and services in 2005, for example, amounted to around EUR 19.9 billion. Significant additional synergy potential can be achieved by harmonizing and standardizing products and services and bundling demands throughout the group.

  •
  Culture change and human resources development, in particular at the customer interface, to improve quality of service.

        The Excellence Program, which will extend through 2007, will support our renewed focus on growth and value creation. For more information, see "Item 5. Operating and Financial Review and Prospects—Management Overview—Group Strategy."

Strategic Realignment

        As an evolutionary development of our strategy, as of January 1, 2005, we created three new strategic business areas: "Broadband/Fixed Network," "Mobile Communications" and "Business Customers." This reorganization has been implemented as a result of technological developments, a changing industry landscape (including competition) and evolving customer needs.

        Our formation of these three SBAs has resulted in certain internal reorganizations, including, among others:

  •
  Broadband/Fixed Network: Certain former T-Systems units—specifically, wholesale (International Carrier Sales and Solutions, or "ICSS") and related platforms—have been transferred to the new Broadband/Fixed Network strategic business area, which now includes both T-Com and T-Online. Further, the proposed merger of T-Online International AG into Deutsche Telekom AG is intended to accelerate our broadband strategy. We believe that the "double-play" (communications services and Internet access) and triple-play (communications services, Internet access and entertainment services) approaches are essential to reinforce broadband growth in Germany, particularly in the retail market, and that the integration of our T-Com and T-Online business units will contribute to the successful growth of this market.

  •
  Mobile Communications: There have been no significant changes in the Mobile Telecommunications strategic business area, except that the activities of our Central and Eastern European mobile operations are now reported under this strategic business area.

  •
  Business Customers: Our business customer-related activities, and certain units of T-Com, have been combined within T-Systems. These units, which deliver services to small-, medium- and large-sized business customers, have been transferred to the Business Customers strategic business area to better serve these customers' continued demands for integrated solutions. T-Systems is responsible for our Business Customers strategic business area and has been reorganized into two business units:

  (i)
  "T-Systems Enterprise Services" for global business accounts; and

  (ii)
  "T-Systems Business Services" for small-, medium-, and large-sized entities.

        As mentioned above, the ICSS unit, formerly reported under T-Systems, has been transferred to the Broadband/Fixed Network strategic business area. Several other smaller units have also been transferred between T-Com and T-Systems.

        We believe that this reorganization will support our renewed focus on growth, and enable us to respond more flexibly to constantly changing market conditions.

SIGNIFICANT SUBSIDIARIES

        The following table shows significant subsidiaries we owned, directly or indirectly, as of December 31, 2005. The revenues of these companies, together with Deutsche Telekom AG, account for more than 90% of the group's revenues.

Name of Company	Percent Held
T-Mobile Deutschland GmbH ("T-Mobile Deutschland")(1), Germany	100.00
T-Mobile USA, Inc. ("T-Mobile USA")(1), United States	100.00
T-Mobile Holdings Ltd. ("T-Mobile UK")(2), United Kingdom	100.00
T-Mobile Austria GmbH ("T-Mobile Austria")(3), Austria	100.00
T-Mobile Netherlands B.V. ("T-Mobile Netherlands")(2), Netherlands	100.00
T-Mobile Czech Republic a.s. ("T-Mobile Czech Republic")(4), Czech Republic	60.77
T-Systems Enterprise Services GmbH ("Enterprise Services"), Germany	100.00
T-Systems Business Services GmbH ("Business Services"), Germany	100.00
T-Online International AG ("T-Online")(5), Germany	90.14
Magyar Telekom Telecommunications Public Limited Company ("Magyar Telekom")(6), Hungary	59.21
Slovak Telekom, a.s. ("Slovak Telekom"), Slovakia	51.00
HT-Hrvatske telekomunikacije d.d. ("T-Hrvatski Telekom"), Croatia	51.00

(1)
Indirect shareholding via T-Mobile International AG & Co. KG ("T-Mobile International") (Deutsche Telekom share: 100%).
(2)
Indirect shareholding via T-Mobile Global Holding GmbH (Deutsche Telekom indirect share via T-Mobile International: 100%).
(3)
Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH (Deutsche Telekom indirect share via T-Mobile International: 100%).
(4)
Indirect shareholding via CMobil B.V. (Deutsche Telekom indirect share in CMobil B.V. via T-Mobile International and via T-Mobile Global Holding Nr. 2: 100%). CMobil B.V. direct share in T-Mobile Czech Republic: 60.77%.
(5)
We and T-Online are currently seeking to merge T-Online into Deutsche Telekom. As of December 31, 2005, we held approximately 90.14% of the outstanding shares of T-Online. For more information, see "Item 8. Financial Information—Legal Proceedings—Securities and Corporate Law-Related Proceedings—Release Proceedings Relating to the T-Online Merger."
(6)
Indirect shareholding via MagyarCom Holding GmbH (Deutsche Telekom share in MagyarCom: 100%).

        Please refer to our consolidated financial statements for a list of our principal subsidiaries. A list of our subsidiaries as of December 31, 2005, is filed as Exhibit 8.1 to this Annual Report.

SEGMENT REVENUE BREAKDOWN

        The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated. For more information regarding our revenues on a segment basis, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis."

	For the years ended December 31,
	2005				2004				2003
	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues
	(millions of € except percentages)
Broadband/Fixed Network	21,731	36.5	4,304	26,035	22,397	39.1	4,615	27,012	23,161	41.7	5,098	28,259
Mobile Communications	28,531	47.9	921	29,452	25,450	44.4	1,077	26,527	22,933	41.2	1,394	24,327
Business Customers	9,058	15.2	3,792	12,850	9,246	16.1	3,716	12,962	9,267	16.7	3,670	12,937
Group Headquarters and Shared Services	284	0.4	3,221	3,505	260	0.4	3,266	3,526	235	0.4	3,036	3,271
Reconciliation	—	—	(12,238)	(12,238)	—	—	(12,674)	(12,674)	—	—	(13,198)	(13,198)

Group	59,604	100.0	—	59,604	57,353	100.0	—	57,353	55,596	100.0	—	55,596

DESCRIPTION OF BUSINESS

Broadband/Fixed Network

        Our Broadband/Fixed Network strategic business area is responsible for providing telecommunications and Internet-related products and services to individual and very small business customers of the Deutsche Telekom group, as well as to the wholesale services market, through our T-Com and T-Online business units. In connection with the realignment of our divisions in order to respond better to changes in the telecommunications markets, in October 2004, we announced the proposed merger of T-Online International AG into Deutsche Telekom AG, which is still pending. For more information relating to this merger, see "Item 5. Operating and Financial Review and Prospects—Management Overview" and "Item 8. Financial Information—Legal Proceedings."

        T-Com is responsible for Deutsche Telekom's national and international network infrastructure, as well as for business with international network operators (through ICSS), and for providing wholesale services to third-parties as well as the other Deutsche Telekom strategic business areas and Group Headquarters and Shared Services. T-Online is responsible for providing Internet-related products and services for customers in Germany and other countries in Western Europe.

        The following table reflects the numbers of broadband and narrowband access lines in operation supported by our Broadband/Fixed Network strategic business area through the T-Com business unit:

	As of December 31, 2005	As of December 31, 2004	2005-2004 % Change	As of December 31, 2003	2004-2003 % Change
	(millions, except percentages)(1)
Broadband
Broadband lines (total)(2)	8.5	6.1	39.8	4.1	47.7
of which: Germany	7.9	5.8	36.9	4.0	46.1
of which: resale(3)	1.6	0.2	n.m.	n.a.	n.a.
of which: Central and Eastern Europe(4)	0.5	0.3	104.5	0.1	140.6
Narrowband
Narrowband lines (total)(5)	41.2	42.8	(3.7)	43.7	(2.1)
of which: Germany(6)	35.2	36.8	(4.1)	37.5	(1.9)
of which: Standard analog	25.5	26.4	(3.3)	27.2	(2.9)
of which: ISDN	9.8	10.4	(6.1)	10.3	1.0
of which: Central and Eastern Europe(4)	6.0	6.1	(1.0)	6.1	0.0
of which: Magyar Telekom(7)	3.2	3.2	(0.4)	3.2	0.0
of which: Slovak Telekom	1.2	1.2	(3.9)	1.3	(7.7)
of which: T-Hrvatski Telekom	1.7	1.7	(0.1)	1.7	0.0

n.a.—not applicable

n.m.—not meaningful

(1)
Totals have been calculated on the basis of precise figures and rounded to millions. Percentages have been calculated on the basis of precise figures.
(2)
Since January 31, 2005, broadband access lines (defined below) based on DSL technology for individual customers have been primarily marketed by T-Online. Numbers of lines exclude those used within the group.
(3)
Definition of resale: broadband access lines sold to alternative providers outside the Deutsche Telekom group ("Resale DSL").
(4)
Central and Eastern Europe includes the fixed-line network businesses of Magyar Telekom (including MakTel), Slovak Telekom and T-Hrvatski Telekom. Since 2005, Central and Eastern Europe figures have included the fixed-line network business of Telekom Montenegro. The rebranding of Matáv as Magyar Telekom took place at the beginning of May 2005. Figures exclude those lines used within the group.
(5)
Since March 31, 2005, T-Com has reported numbers of narrowband access lines (defined below or defined in "—Network Access Products—Narrowband Access" below), rather than channels. Prior-year figures have been adjusted to reflect numbers of access lines.
(6)
Numbers of telephone lines exclude those used within the group, and public payphones, but include wholesale services.
(7)
Subscriber-line figures include Magyar Telekom's subsidiary, MakTel, and Telekom Montenegro.

        The following table presents the numbers of Internet customers supported by our Broadband/Fixed Network strategic business area through the T-Online business unit:

	As of December 31, 2005	As of December 31, 2004	2005-2004 % Change	As of December 31, 2003	2004-2003 % Change
	(millions, except percentages)(1)
Registered
Customers(2)	14.03	13.50	3.9	13.13	2.8
Germany	11.81	11.43	3.3	10.79	5.9
of whom with DSL tariffs	4.45	3.23	37.8	2.16	49.5
of whom with narrowband tariffs	4.06	4.95	(18.0)	5.56	(11.0)
of whom PAYG (usage ‹ 30 days)(3)	0.55	0.74	(25.7)	0.81	(8.6)
of whom PAYG (usage › 30 days)(3)	2.75	2.51	9.6	2.26	11.1
Rest of Europe(4)	2.22	2.07	7.2	2.35	(11.9)
of whom with DSL tariffs	0.64	0.36	77.8	0.26	38.5
of whom with narrowband tariffs	0.12	0.21	(42.9)	0.29	(27.6)
of whom PAYG (usage ‹ 30 days)(3)	0.07	0.12	(41.7)	0.17	(29.4)
of whom PAYG (usage › 30 days)(3)	1.39	1.38	0.7	1.63	(15.3)

(1)
Totals have been calculated on the basis of precise figures and rounded to millions. Percentages have been calculated on the basis of the figures shown.
(2)
Customers with access tariffs.
(3)
PAYG (Pay as you go) customers are defined as those customers who have not ordered a tariff plan with a basic monthly charge.
(4)
Includes the businesses of Ya.com and T-Online France.

        The concentration of our domestic and Central and Eastern European fixed-line network businesses, together with infrastructure management, into the Broadband/Fixed Network SBA is designed to promote an increase in the number of broadband access lines in the mass market. In this context, our integrated broadband strategy will include new offerings for voice, Internet and entertainment services (the "triple-play strategy"). In addition, in order to create an integrated wholesale unit covering both our domestic and international business, the former T-Systems' International Carrier Sales and Solutions business (ICSS), and some other smaller businesses, were transferred to Broadband/Fixed Network's T-Com business unit on January 1, 2005. For further information regarding our strategic realignment, see "—Strategy—Strategic Realignment" and "Item 5. Operating and Financial Review and Prospects—Management Overview."

        The broadband market continued to grow during 2005. Falling Internet service provider (ISP) market prices, as well as competitive, bundled broadband access, voice and ISP product offerings by alternative providers, were factors in the continued growth of the broadband market. In addition, T-Com introduced new, innovative and improved offers, such as increased bandwidth broadband access lines with transmission rates of up to six megabits per second ("Mbit/s") in 2005.

  T-Com

        The total number of broadband lines in operation provided by Broadband/Fixed Network's T-Com business unit in Germany increased by 2.1 million, or 36.9%, from 5.8 million at December 31, 2004, to 7.9 million at December 31, 2005. This increase was primarily due to an increase in the number of Resale DSL lines sold to alternative providers from 200,000 at December 31, 2004, to 1.6 million at December 31, 2005. We expect the number of Resale DSL lines in operation provided by Broadband/Fixed Network's T-Com business unit to continue to increase in conjunction with the overall market for broadband connections in Germany. Since January 31, 2005, the focus of marketing of broadband access lines within the Broadband/Fixed Network strategic business area has been on T-Online's broadband packages, which include broadband access lines and ISP Services. As a result, the number of existing T-DSL access lines provided by T-Com decreased in 2005 and we expect this decrease to continue.

  T-Online

        T-Online supplies private customers and small- to medium-sized businesses with high-quality Internet access at competitive prices. Broadband access products account for an increasing share of this business. In addition to Internet access, T-Online offers a full suite of non-access services, such as e-mail, online banking, DSL telephony, calendar/address book, and digital entertainment services, such as music downloads and video-on-demand (VoD).

        T-Online uses T-Com's IP platform to provide its customers with access to the Internet.

        In February 2004, T-Online acquired the Internet portal operator Scout24 AG ("Scout24") and its portfolio of group companies for a total purchase price of EUR 180 million, including a shareholder loan of EUR 36.8 million plus acquisition related costs of EUR 2.3 million. Through Scout24, T-Online supplemented its brand and product portfolio and its involvement in non-access businesses within the online-classifieds sector. Scout24 is a European network of "online marketplaces", which provide online automotive, finance, real estate, employment, dating and travel marketplaces.

        In June 2005, T-Online acquired the Spanish network infrastructure provider Red Eléctrica Telecomunicaciones, operating under the brand name "Albura," from Red Eléctrica de España for a total purchase price of EUR 35 million. Through Albura, T-Online complemented its existing operations in Spain with a telecommunications infrastructure. This acquisition will increase the quality of the product offering that T-Online will be able to provide throughout Spain.

  Principal Markets—T-Com

        Through T-Com, Broadband/Fixed Network operates one of the largest fixed-line networks in Europe in terms of the number of lines provided. T-Com's principal activities include:

  •
  Network communications services, consisting of network access products and calling services;

  •
  Value-added services (special-purpose telephony services);

  •
  Data communications services and solutions provided (through the Business Customers strategic business area) to small- and medium-sized enterprises, including products based on the Internet protocol (IP), which include intranet and extranet solutions, Telecom Design Network (TDN) and "CompanyConnect," as well as leased lines. As from January 1, 2005, T-Com only provides services to individuals, very small business customers and other carriers. Small-, medium- and large-sized business customers are now serviced by Business Customers strategic business area;

  •
  Terminal equipment for telecommunications, including the distribution of T-Com's own-brand as well as leading IT manufacturers' products;

  •
  Other fixed-line network services, including installation and maintenance services;

  •
  Wholesale services, including Resale DSL and unbundled local loop, interconnection with other domestic network carriers and service providers, and regional IP access for broadband IP providers;

  •
  Other domestic services, including publishing services, customer retention programs and sales channels; and

  •
  Fixed-line network services, wholesale services and online services in certain countries in Central and Eastern Europe, through its subsidiaries: Magyar Telekom (Hungary), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia).

        Most of Broadband/Fixed Network's revenues in 2005 were derived from T-Com's fixed-line network communications services (in the form of access and calling services revenues) provided within Germany. For more information, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis—Broadband/Fixed Network."

  Principal Markets—T-Online

        The T-Online business is divided geographically into two parts: "Germany" and "Rest of Europe." As of December 31, 2005, T-Online's operations in Germany represented over 85% of T-Online's total revenues.

        Broadband services allow customers to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up services are capable of supporting. T-Online uses the term "broadband" to refer to ADSL technology, for which the downstream data rate is greater than 128 Kbit/s. Broadband access is generally fast enough to support new applications, such as high-quality streaming video. "Narrowband" usually refers to a dial-up connection that offers a transmission rate of up to 128 Kbit/s (e.g., ISDN with channel bundling).

        With more than 14 million customers as of December 31, 2005, T-Online is one of the largest European ISPs, based on both revenues and numbers of customers. Compared to 2004, T-Online's customers increased by approximately 0.53 million. The total number of customers with broadband tariffs increased by 1.5 million, or 41.9%, from 3.59 million as of December 31, 2004, to 5.09 million at the end of the 2005 financial year. In Germany, the number of customers with broadband tariffs grew 38.0%, from 3.23 million as of December 31, 2004, to 4.45 million as of December 31, 2005. Rest of Europe posted an increase of 77%.

        T-Online believes that the increase in Germany was basically the result of the new "DSL-Komplettpakete" (DSL Complete Package) marketing campaign, and a realigned broadband tariff portfolio. Since February 1, 2005, T-Online has been positioned as a full-service broadband provider in Germany, offering the DSL-Komplettpakete, which are comprised of a broadband connection, a broadband tariff and hardware components.

        Outside of Germany, T-Online's broadband business also continued to grow, due to attractive products and tariff offerings in both France and Spain, such as VoIP in France and public switched telephone network ("PSTN") voice telephony in Spain.

        However, during 2005, the number of narrowband T-Online customers declined in all markets, partly as a consequence of T-Online's promotional efforts in the broadband market, which offered more attractive access rates and services, as well as the natural migration of customers to faster connection speeds.

  Operations in Germany—T-Com

  Network Infrastructure

    Access Network

        T-Com offers ICT access for individual customers and very small business customers. Typically, a customer has access to T-Com's network by means of a copper cable that runs from its transmission network to the customer's home or office. T-Com's network is capable of higher bit rates, and thus, increased broadband capacity. The portion of the access network that connects the transmission network to the customer is commonly referred to as the "last mile" or "local loop."

    Transmission Network

        T-Com's transmission network consists of fiber-optic cables enhanced with Wavelength Digital Multiplexing (WDM) and Synchronous Digital Hierarchy (SDH) technologies, as well as other network components. WDM uses wavelengths of light to increase the capacity of fiber-optic cables, thereby allowing multiple communication channels. This allows T-Com to increase the capacity of its transmission network without having to use additional fiber-optic cable. SDH is an international high-speed transmission standard, which improves network management and increases the reliability of fiber-optic networks.

        During 2005, T-Com continued to expand its use of SDH technology. T-Com plans to extend further its use of WDM, SDH and similar technologies in-line with the demands of its customers, and in conjunction with our ongoing broadband strategy. Accordingly, T-Com has commenced a new phase of broadband development in Germany with the construction of a new, high-speed network. This large-scale capital investment program, scheduled to be built-out from 2005 to 2007, which has the goal of providing high-speed broadband access in 50 large cities, will form the basis for innovative multimedia offerings, including new services and applications. Although T-Com has begun to rollout this new, high-speed network, its completion is dependent on its future economic viability within the regulatory environment. For more information regarding network-access regulation, see "—Regulation—Regulation in Germany—Network Access—Broadband Products."

        T-Com is committed to increasing broadband penetration and upgrading, expanding and developing broadband services in Germany. Accordingly, T-Com intends to rollout an extensive network enhancement that will enable the high-speed broadband access that we announced at the "Internationalen Funkausstellung" (IFA) trade show in October 2005. This network enhancement is based on VDSL (very high-speed digital subscriber line) technology, which will enable customers to realize access speeds of up to 50 Mbit/s. The VDSL-based network enhancements will initially be available in larger cities and densely populated areas in Germany. T-Com also intends to upgrade its broadband-access network by expanding the use of ADSL2+ (an enhanced asymmetric digital subscriber line, or ADSL) technology, which will enable customers to realize access speeds of up to 20 Mbit/s. The ADSL2+ technology will be provided to approximately 700 smaller cities and less densely populated urban areas in Germany.

    Service Platforms

        T-Com's service platforms enable the provision of voice, data and other value-added services to its customers. IP-based platforms have recently evolved as important delivery platforms, because they allow T-Com to enable the offering of multiple and varied products and services to individual customers (e.g., browser access to the World Wide Web) and business customers (e.g., virtual private networks (VPNs) and server connections to the World Wide Web). The use of asynchronous transfer mode (ATM) technology, which permits the high-quality transmission of large amounts of data (e.g., VoIP, text, audio and video), is also employed in T-Com's service platforms.

    Network Communication Services

          Network Access Products

        T-Com offers network access to its individual and business customers through a variety of access-line packages, which generally include a fixed monthly payment and a variable component based on traffic volume. These access-line packages may contain standard analog-line access or digital-line access, the latter of which are also known as Integrated Services Digital Network (ISDN) access lines. In addition, both types of access lines, which are a prerequisite for broadband access, can be enhanced by increasing their bandwidth capacity through the use of DSL technology (described below).

      Narrowband Access

        "Narrowband" access customarily signifies a dial-up connection with a transmission speed of up to 128 kilobits per second ("Kbit/s"). ISDN and ISDN channels are described below under "T-ISDN Access."

            T-Net Access

        T-Com's standard access voice products are marketed under the brand name, "T-Net," and permit the customer to use a single telecommunications channel for voice, data or facsimile transmission at speeds of up to 56 Kbit/s. The following table shows the number of T-Net access lines in operation, excluding public payphones, as of December 31 for each of the periods presented:

Year	T-Net Access Lines
2003	27.2 million
2004	26.4 million
2005	25.5 million

        The number of T-Net access lines in operation has continued to decrease from 2003 to 2005. T-Com expects this trend to continue in the future, primarily due to increased competition from access lines in the unbundled local loop provided by T-Com to alternative carriers and mobile substitution.

            T-ISDN Access

        T-Com's ISDN-access products are marketed under the brand name, "T-ISDN," and permit a single customer access line to be used simultaneously to provide multiple products and services, including voice, data and facsimile transmission at 64 Kbit/s, which can be increased to 128 Kbit/s using channel bundling. Compared to regular voice telephone lines, ISDN technology provides connections with faster transmission speeds and increases T-Com's network usage rates.

        T-Com offers two types of T-ISDN access lines: basic and primary. Basic T-ISDN access lines provide two telecommunications channels per access line and are offered to individual as well as business customers. Primary T-ISDN access lines provide 30 telecommunications channels per access line and are offered mainly to business customers. The following table shows the number of ISDN access lines and channels in operation as of December 31 for each of the periods presented:

	ISDN Access Lines
Year			Total ISDN Channels(1)
	Basic	Primary
2003	10.3 million	98,000	23.6 million
2004	10.4 million	97,000	23.9 million
2005	9.8 million	93,000	22.5 million

(1)
Calculations based on actual figures.

        The number of basic T-ISDN access lines decreased in 2005, compared to 2004. This decrease was primarily the result of increased competition, especially by new integrated voice and Internet products, and saturation of the ISDN market. Another factor in the decrease in the number of T-ISDN access lines was the migration of T-DSL customers, who had been using T-ISDN access lines in conjunction with broadband service, to T-Net access lines, which occurred after April 1, 2004 (when T-Com increased the price of T-DSL when purchased in combination with T-ISDN, and reduced the price of T-DSL when purchased in combination with T-Net). T-Com expects this trend to continue.

      Broadband Access

        "Broadband" access refers to connections with transmission speeds in excess of 128 Kbit/s, which is generally the upper limit of what can be achieved using only narrowband access. Currently T-Com offers broadband transmission speeds of up to six Mbit/s. For more information about T-Com's transmission networks, see "—Description of Property, Plant and Equipment—Network Infrastructure."

        T-Com provides T-Net and T-ISDN access lines, enhanced by means of DSL technology, to its individual and business customers at a fixed monthly fee. However, since January 31, 2005, T-Com has offered its broadband access lines primarily to its wholesale customers, as Resale DSL, and to the T-Online business unit. T-Online, in turn, markets these broadband access lines to its retail customers. For more information regarding Resale DSL, see "—Regulation—Regulation in Germany—Network Access—Broadband Products."

        T-Com typically offers ADSL technology, which combines a high-speed data download transmission speed with a lower upload transmission speed. T-Com also offers synchronous DSL (SDSL) technology to its business customers, which permits high-speed data transmission speeds in both directions. Since 2003, SDSL has been available throughout Germany under the "T-DSL Business" brand name. The following table provides information on the number of T-Com broadband access lines in operation, by customer, as of December 31 for each of the periods presented:

Year	Total Broadband Access Lines		thereof, T-Com T-DSL	thereof, T-Online DSL	thereof, Resale DSL
2003	4.0 million		4.0 million	n.a.	n.a.
2004	5.8 million	(1)	5.5 million	n.a.	0.2 million
2005	7.9 million	(1)	5.1 million	1.2 million	1.6 million

n.a.—not applicable

(1)
Differences due to rounding.

        The number of broadband access lines provided by T-Com continued to increase in 2005, and T-Com expects that demand for high-bandwidth services will result in continued growth in the number of broadband access lines in operation in the future. In 2005, the number of broadband access lines in operation provided by T-Com, excluding Resale DSL, increased for lines with transmission speeds of one Mbit/s, two Mbit/s, three Mbit/s and six Mbit/s. The number of Resale DSL lines in operation also increased in 2005, and Resale DSL has been the main contributor to T-Com's broadband growth. Revenues from Resale DSL are reported under wholesale services revenues. Since January 31, 2005, broadband access lines based on DSL technology for individual customers have been primarily marketed by T-Online. As a result, the number of existing T-DSL access lines provided by T-Com decreased in 2005, and we expect this decrease to continue. Resale DSL transmission speeds are determined by the respective service provider.

        In order to access the Internet, however, in addition to obtaining a broadband access line, individual customers also require a contract with an Internet Service Provider (ISP), such as T-Online, for the provision of Internet access.

          Calling Services

        Through its network-access product offerings, T-Com provides comprehensive local and regional calling services, as well as national and international long-distance calling services, and dial-up Internet access, for customers who have access to T-Com's fixed-line network. With the exception of the no-longer-offered "Standard" T-Net tariff, T-Net and T-ISDN offer customers many of the same services, such as three-way calling, call-waiting and caller ID. T-ISDN also offers several features not available to T-Net customers, including a second connection channel, which allows the customer to have three separate telephone numbers and to use the telephone, send or receive faxes and use the Internet all at the same time.

        Since 1998, T-Com's customers in Germany have been able to choose alternative providers for long-distance and international calls through "carrier pre-selection" (designating one carrier) and "call-by-call" (selecting a carrier each time a call is made by dialing the carrier's numeric prefix before dialing the telephone number). T-Com's competitors have made considerable inroads into the calling services market, which was a main focus of the regulatory decisions relating to increased competition in the fixed-line area. Initially, competitors that did not have their own infrastructure benefited from T-Com's infrastructure investments. Since the introduction of element-based pricing, which began in 2002, those of T-Com's competitors that have invested in networks and interconnection points in conjunction with T-Com have been able to benefit from more favorable pricing conditions. T-Com has approximately 100 interconnection agreements with carriers in the long-distance and international markets. More recently, in 2003, carrier pre-selection and call-by-call selection were introduced for the German local-calling services market, which has led to a corresponding continued reduction of T-Com's market share in this market. For more information regarding carrier selection regulations, see "—Regulation—Regulation in Germany—Network Access—Carrier Selection."

        To counter some of these competitive challenges, T-Com has introduced several different rate plans, which are designed to provide customers with reduced per-call rates for an additional monthly fee. These new rate plans are designed to better meet the demands of specific customer segments, compared to T-Com's existing rate plans. T-Com believes that there is a trend towards including and increasing flat-rate components in rate plans.

        The decrease in the number of T-Com's call minutes in Germany continued in 2005, due to loss of market share to competitors, as a result of the increasing number of access lines lost to competitors using the unbundled local loop, and continued high usage of competitors' call-by-call and pre-selection offers.

        On March 1, 2005, T-Com introduced its "Wünsch Dir was" (Make a Wish) program, which provides lower prices, higher service levels and simple cost transparency, as part of its new, customer-focused marketing strategy. By the end of 2005, 12.1 million customers were using the Wünsch Dir was program and were able to choose from four calling plans with flat-rate components: "Call Plus" for infrequent callers, "Call Time" for the average caller, "XXL" for frequent callers and "XXL Freetime" for extra-frequent callers. In combination with the CountrySelect option, international calls can be charged per minute. Many extra services, such as "call waiting" and "number suppression" are also available at no extra charge. In addition, on October 5, 2005, T-Com introduced "XXL Fulltime," a new flat-rate calling plan that gives customers unlimited minutes for calls in the fixed-line network in Germany for a fixed monthly fee. This simplification of its rate-plan system was the first step towards the streamlining of T-Com's product portfolio in the consumer market. On December 1, 2005, T-Com lowered its monthly charge for XXL Fulltime, and the charge for XXL Fulltime with T-ISDN was also reduced. The mandatory price decrease for fixed-to-mobile termination fees led to a decrease in the price of T-Com's fixed-to-mobile calling charges.

    Value-Added Services

        T-Com offers a range of value-added telephone services for individual and business customers. These services include: toll-free numbers (e.g., "freecall 0800") and shared-cost numbers for customer-relationship management, directory-assistance numbers, the provision and administration of directory databases, and public payphones. T-Com also provides contact-routing solutions, primarily to large call-center operators and media-broadcasting companies.

        In the entertainment sector, T-Com's premium-rate services (which use the 0190 and 0900 exchanges) enable information and entertainment packages to be sold and billed automatically by telephone or via the Internet.

        Furthermore, T-Com provides contact-routing solutions, primarily to large call center operators and media broadcasting companies. Through its product, "T-VoteCall," T-Com provides media broadcasting companies (largely television and radio stations) the ability to catalogue and switch customer calls to pre-defined locations. This service enables media broadcasters to increase customer participation in their program offerings as well as to measure audience loyalty.

        T-Com's new products in the directory-assistance sector include a telephone number search service via Short Message Service (SMS) text, and a directory-search service based on telephone numbers.

    Data Communications

        T-Com's full portfolio of data communications solutions, which is also offered by the Business Customers strategic business area, includes the following products and services:

  •
  Leased lines, which are trunk lines offering high levels of security and pre-defined bandwidths, for the construction and operation of corporate networks. T-Com offers leased lines under the brand names "SFV" (Standardfestverbindung) and "DDV" (Datendirektverbindung);

  •
  Telekom Design Networks, which combine data and voice communications products to meet the specific needs of business customers and other carriers. A wide range of additional services (e.g., consulting, project management, design and re-design of customer networks) are integrated into TDN contracts. These components form the basis for a customized system solution, which can then be adjusted, based on changing client requirements and new technologies;

  •
  Virtual Private Network products, which connect customer sites within a closed network, and include standard solutions as well as individually tailored services for ATM- or IP-based networks. VPN products provide high-speed transmission rates and increased security standards. VoIP solutions have been offered as part of T-Com's data communication products (e.g., as part of an IP network) to business customers since 2003;

  •
  Ethernet products, primarily under the brand names "DDV-M Ethernet 100" and "High-Speed Ethernet," which provide T-Com's business customers with innovative, low-priced "plug-and-play" solutions, and which interconnect customer sites using worldwide Ethernet standards and feature high transmission speeds (up to one gigabit per second ("Gbit/s"));

  •
  Internet solutions and IP-related services, primarily provided through the CompanyConnect and "IP-Transit" products:

  (
  )      CompanyConnect includes a broadband Internet connection and is mainly targeted at medium- and large-sized companies. This product includes guaranteed bandwidths, from 256 Kbit/s to 155 Mbit/s, and fixed IP addresses; and

  (
  )      IP-Transit offers bandwidths from two Mbit/s to 2.5 Gbit/s and provides worldwide Internet connectivity using multiple connections to different providers simultaneously. Based on this technology, customers can achieve very high system stability and independence from a single ISP. IP-Transit is mainly marketed by T-Com, in cooperation with T-Systems, to wholesale services customers and large-sized companies;

  •
  Dedicated customer lines: T-Com's dedicated customer line product offers business customers connections between two customer networks (located up to 50 kilometers apart) with transmission speeds of up to one Gbit/s.

    Terminal Equipment

        Through its terminal equipment business, T-Com distributes, for purchase or lease, an extensive range of third-party and T-Com's own-brand telecommunications equipment. Products range from individual telephone sets and facsimile machines, targeted at individual customers, to more complex telephones, private branch exchanges (PBXs) and complex network systems (including broadband-access devices), targeted at business customers.

    Other Fixed-Line Network Services

        T-Com also provides installation, maintenance, hotline, customer consulting, education and software installation services. These services are provided on a standardized basis and, for business customers, on a customized basis. T-Com had previously included cable television services in "Other Fixed-Line Network Services." However, in 2003, T-Com sold its entire remaining interest in its regional cable businesses.

    Wholesale Services

        Through its wholesale services business, T-Com provides products and services to third-party domestic carriers and service providers, as well as to other members of the Deutsche Telekom group (intersegment services) in compliance with the regulatory guidelines stipulated by the Federal Network Agency. Since the transfer of the ICSS business from T-Systems to T-Com, T-Com has also been responsible for our international wholesale business.

        Wholesale products and services provided to third-party and Deutsche Telekom group customers include:

  •
  Access services: Access to the local loop enables third-party providers to supply their customers with services, such as telephone and broadband access services, using T-Com's network infrastructure. These operators lease from T-Com the access lines running to their retail customers' premises.

  •
  Resale DSL: T-Com has offered Resale DSL, i.e., the sale of broadband access lines to alternative providers outside of the group, since July 2004. T-Com has entered into comprehensive reseller agreements with third-party operators, which provide an integrated service combining access- and IP-services for their retail customers. The current maximum transmission speed offered to Resale DSL customers is six Mbit/s.

  •
  IP services: T-Com provides Internet transport services for broadband and narrowband service providers ("virtual ISP services") as well as transport services for carrier interconnection. In addition, T-Com offers nationwide access (through its IP backbone) and regional IP access to broadband IP providers with its "ZISP" (Zugang zur ISP) product. T-Com also provides scalable narrowband and broadband Internet transport services to ISPs ("OnlineConnect"), which allow ISPs to expand their Internet platforms in-line with customer demand.

  •
  Interconnection services: T-Com's interconnection services primarily consist of call origination and the transit and termination of switched voice traffic. The terms under which T-Com interconnects its telephone network with the networks of other domestic carriers and service providers are either bilaterally negotiated or imposed by the Federal Network Agency. At December 31, 2005, T-Com had 117 interconnection carriers. Bilateral interconnection agreements existed with 70 of these carriers, while the remaining carrier interconnections were implemented on the basis of an interconnection order from the Federal Network Agency. The most recent mandated price reductions on interconnection prices occurred during the fourth quarter of 2003, and are valid until May 31, 2006.

  •
  Network Services: T-Com offers leased lines with transmission speeds ranging from 64 Kbit/s to 2.5 Gbit/s, which are tailored to fit the specific needs of carriers and mobile network operators. These leased lines can be used for both the transmission of data as well as voice traffic. During 2005, the trend towards transmission speeds higher than two Mbit/s continued. T-Com also offers Carrier Services Networks, which combine leased lines (with transmission speeds between two Mbit/s and 2.5 Gbit/s) with network management services.

  •
  ICSS provides international wholesale customers—typically other fixed-line carriers and mobile operators, as well as ISPs, application service providers (ASPs) and content providers —with worldwide direct access to our highly advanced fiber-optic global telecommunications network. ICSS' main focus is the transfer of our outgoing international traffic from Germany to carriers in other countries for termination in their networks, and the provision of carrier termination and transit services for calls that originate outside of Germany and are routed through our network for termination in Germany or a third country. During 2005, ICSS managed total worldwide voice traffic of more than 13 billion minutes, providing connections to more than 190 countries worldwide. In addition, ICSS also manages the exchange of international IP traffic between carriers, which is necessary in order to allow carriers to offer Internet access and content to their retail customers. Other services provide by ICSS include "Carrier Managed Network Solutions," which are IP-based VPNs for carriers serving the corporate market and "WiFi Roaming Solution," which serves the growing demand for best-in-class mobile solutions.

  •
  In 2005, Global Networks was transferred from T-Systems to T-Com, along with ICSS, as part of our strategic realignment, in order to better combine our national and global network infrastructure. T-Com's Global Networks manages the development, construction and operation of T-Com's global networks outside Germany, including its own SDH network connecting major cities around the globe. These international networks are predominantly based upon T-Com's own fiber-optic and WDM systems.

    Other Domestic Services

          Sales Channels

        T-Com offers its products and services through a broad range of sales partners, as well as direct and indirect sales channels. T-Com's direct distribution channel includes its "T-Punkt" retail outlets, direct sales forces dedicated to either business or retail customers, and online ordering via the Internet. In addition, T-Com provides toll-free numbers that allow customers to obtain information about, and place orders for, its various products and services. T-Com maintains separate sales units for direct sales to individuals and businesses, domestic carrier services and services offered to network operators and service providers.

        Most of T-Com's terminal equipment sales occur through its T-Punkt outlets, which offer an extensive product portfolio, including T-ISDN and T-DSL business products, and products and services from T-Online, T-Mobile and third-party vendors. T-Com receives commissions on its sales of products and services provided by other Deutsche Telekom business units. At December 31, 2005, T-Com had 443 T-Punkt outlets in Germany, of which 104 were business outlets. T-Punkt business outlets offer more products and services targeted to businesses (e.g., tailored telecommunications solutions for combined voice and data usage).

          Publishing Services

        T-Com's activities with respect to publishing services include the sale of marketing and advertising services to small-and medium-sized companies via T-Com's telephone directories, as well as sales of products from the other SBAs. The telephone directories (e.g., DasTelefonbuch, GelbeSeiten, Das Örtliche) are edited and published in a variety of formats (including print, CD-ROM, online and mobile device), in cooperation with local publishers. T-Com receives most of its publishing revenues from advertisements contained in these directories. In recent years, this business has been subject to increasing pressure from competitors and weakness in the German economy. For information regarding legal proceedings relating to directory services, see "Item 8. Financial Information—Legal Proceedings."

  Operations in Germany—T-Online

        Since February 1, 2005, T-Online has been marketing the DSL-Komplettpakete in Germany.

        In addition, T-Online has realigned its DSL tariff portfolio in Germany, according to customer needs. Since the beginning of November 2005, T-Online has also been offering a new DSL flat-rate tariff ("T-Online dsl flat") for all available T-DSL bandwidths (T-DSL 1000 through T-DSL 6000) at the basic monthly fee of EUR 9.95.

        T-Online's objective is to position itself as the long-term innovation leader, with a series of initiatives, such as the DSL-Komplettpakete marketing campaign, the launch of a VoIP product and broadband services such as VoD, in the rapidly growing market for broadband and IP-related services.

        Consequently, in March 2005, T-Online launched its VoIP broadband telephony service. VoIP technology offers Internet users an affordable option of telephoning via the Internet. Since the beginning of November 2005, T-Online has been offering a flat-rate VoIP tariff.

        T-Online is promoting the distribution of "T-Online Vision" (introduced in 2003), which allows broadband services to be accessed through a television set. In addition to its existing partnerships with hardware suppliers, such as Fujitsu Siemens and Samsung, T-Online presented the S100 media receiver at the 2005 IFA consumer electronics exhibition. The S100 Media Receiver is T-Online's first device that combines Internet access, DSL telephony (VoIP) and entertainment services like VoD.

        In its growing VoD area, T-Online now has agreements with six of the eight major Hollywood film studios, with the latest additions being Warner Brothers International Television Distribution Studios and Paramount in 2005. T-Online's VoD service now comprises over 1,200 titles across all genres, including documentaries and in-house productions from the ProSiebenSat1 broadcasting family. T-Online's VoD service has been well-received by customers, with 100,000 viewings per month.

        T-Online's "Musicload" is one of the leading German online-music download portals based on the number of downloads. In 2005, more than 15.5 million titles were downloaded from Musicload. In addition, "Mobile Jukebox," is a cooperative project between Musicload and T-Mobile, introduced in September 2005, which allows customers to download music to their mobile phones.

        With the introduction of its "Gamesload" portal in August 2005, T-Online established another digital distribution platform for entertainment on the Internet. In the growing Internet PC games market, T-Online was one of the first major German providers to unveil a proprietary digital-purchase platform for full versions of PC-based games.

        In mid-September 2005, T-Online announced the launch of a new online marketplace, "ElectronicScout24." The focus of this new trading platform is on consumer electronics and telecommunications products, as well as computers and household devices. With ElectronicScout24, T-Online is attracting additional business potential in the e-commerce sector.

  Operations in Europe (excluding Germany)

  Central and Eastern Europe—T-Com

        The majority of the business activities, except for mobile telecommunications, of our Central and Eastern European subsidiaries are included in the results of operations of the Broadband/Fixed

Network strategic business area, through the T-Com business unit. Beginning January 1, 2005, the mobile telecommunications operations of these Central and Eastern European subsidiaries have been reported in the results of operations of the Mobile Communications SBA.

    Magyar Telekom

        We hold a 59.2% equity interest in Magyar Telekom, the leading full-service telecommunications service provider (in terms of customers) in the Republic of Hungary. Magyar Telekom (formerly, "Matáv," prior to its re-branding in May 2005) offers telecommunications services, such as fixed-line services, value-added services, wholesale services, online services and cable television, to individual and business customers throughout most of Hungary. Magyar Telekom holds a 51.1% stake in A.D. Makedonski Telekomunikacii ("MakTel"), the incumbent fixed-line carrier in the Republic of Macedonia. In addition, Magyar Telekom has a majority stake of 76.5% in Telekom Crne Gore A.D. ("Telekom Montenegro"), which provides fixed-line and Internet services in Montenegro.

        Magyar Telekom offers a broad range of fixed-line services, including narrowband access products, broadband access products and calling services. Magyar Telekom's fixed-line network penetration, and its total number of access lines, decreased slightly in 2005, compared to 2004.

        During 2005, competitors Tele2 (using Magyar Telekom's fixed-line network) and UPC Magyarország Kft (using portions of its own cable television network) further strengthened their positions in the Hungarian fixed-line market. In response to these competitive pressures, and to mobile substitution, Magyar Telekom promoted several flat-rate tariff packages.

        Magyar Telekom, under the brand name, "T-Online Hungary," maintained its leading position among ISPs in the Hungarian market, with market shares of approximately 42% in 2005, and 42% in 2004, in the local dial-up market, which represents a decrease of 2% from 2003, based on numbers of customers. There were 329,000 T-Online Hungary customers as of December 31, 2005, an increase of 23.7%, compared to 266,000 customers as of December 31, 2004, an increase of 26%, compared to 211,000 customers in 2003.

        Magyar Telekom's multimedia and broadcasting services business primarily consists of its cable television business. The number of Magyar Telekom's cable television customers increased from 384,000 in 2004 to 406,000 in 2005.

        Magyar Telekom's strategy is to provide international network and carrier services in southeastern Europe by expanding its presence in the region. Accordingly, Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005, offering wholesale services. Capitalizing on its experience in these markets, Magyar Telekom intends to enter into relevant retail market segments in southeastern Europe with a comprehensive service portfolio as soon as liberalization and the regulatory environment fully support such opportunities.

        Magyar Telekom controls MakTel, currently the sole fixed-line operator in Macedonia. MakTel's exclusive right to offer fixed-line telecommunications services in Macedonia expired at the end of 2004. Since then, competition has intensified in the international telecommunications and Internet services segments.

        Effective March 31, 2005, Magyar Telekom acquired from the government of Montenegro's 51.1% share of Telekom Montenegro. Magyar Telekom also acquired an additional 21.9% of Telekom Montenegro's shares from minority shareholders. And on May 24, 2005, through a public tender, Magyar Telekom acquired an additional 3.5% stake in Telekom Montenegro, thus increasing Magyar Telekom's total stake to 76.5%, resulting in a total purchase price of EUR 140.5 million.

    T-Hrvatski Telekom

        T-Com owns a 51% equity interest in T-Hrvatski Telekom, the leading full-service telecommunications service provider in the Republic of Croatia in terms of revenues. T-Hrvatski Telekom offers local, long-distance and international fixed-line telephone services, data communications services, online services and wholesale services.

        T-Hrvatski Telekom operates a digitalized fixed-line telecommunications network. In 2003 and 2004, T-Hrvatski Telekom pursued restructuring and market-repositioning projects, to increase its efficiency and customer focus, continue the outsourcing of its non-core business activities, and implement other strategies designed to counter the possible future erosion of its market share by competitors. Since mid-2005, particularly in the fixed-line voice telephony business, T-Hrvatski Telekom has been confronted by increasing competition.

        In 2005, the number of T-Hrvatski Telekom's narrowband access lines in operation remained stable, compared to 2004 and 2003. However, the number of its broadband access lines in operation increased in 2005 to 101,000, from 22,000 in 2004. In 2004, T-Hrvatski Telekom's broadband access line customer base increased to 22,000, from 2,000 in 2003.

        T-Hrvatski Telekom's online business is the largest Croatian ISP in terms of revenues, and its market share at the end of 2005, based on usage, was approximately 71%. The number of T-Hrvatski Telekom's online customers increased by 20% to 701,000 in 2005, compared to 2004. T-Com expects that T-Hrvatski Telekom's online business will be positively affected by customers' substitution of broadband access services for standard dial-up access, which trend is expected to increase in the future.

    Slovak Telekom

        In 2000, T-Com acquired a 51% equity interest in the then state-owned Slovenské telekomunikácie a.s., the leading full-service telecommunications provider in the Slovak Republic (based on revenues). On January 15, 2004, Slovenské telekomunikácie a.s. changed its name to "Slovak Telecom a.s.," and on March 8, 2006, was rebranded "Slovak Telekom."

        Slovak Telekom offers local, long-distance and international fixed-line telephone services, online services, data communications services, wholesale services and distribution and broadcast of radio and television signals.

        Slovak Telekom's fixed-line network penetration, and its total number of access lines, declined in 2005 and 2004, mainly due to increased mobile substitution. However, the number of broadband access lines in operation in Slovak Telekom's network increased to 104,000 in 2005, from 38,000 in 2004, and 4,000 in 2003.

        T-Com believes that the growing broadband and data communications services markets will present an opportunity for Slovak Telekom. As a result, the broadband and data services markets will form a key part of its strategy, which is designed to counter continuing pressure on the traditional voice segment, the erosion of Slovak Telekom's market share by competitors and mobile substitution.

        As of December 31, 2005, Slovak Telekom's online Internet services customer base (i.e., dial-up and broadband customers) had increased by 33%, to approximately 166,000 customers, compared to 2004. The number of Slovak Telekom's Internet services customers using broadband more than tripled, to 81,000 customers at December 31, 2005.

        In August 2005, Slovak Telekom acquired a 90% stake in Zoznam s.r.o. ("Zoznam"), which operates a Slovakian Internetportal, as well as 100% of Zoznam Mobile (a content provider). Through the acquisition of these businesses, Slovak Telekom believes that it has achieved a good market position in the rapidly growing Internet market in Slovakia.

  Rest of Europe—T-Online

        Through its subsidiaries and associated companies, T-Online also conducts operations outside of Germany, primarily in France and Spain. T-Online France, operating under the name "Club Internet," has continued to develop its Internet business beyond simple Internet access. After the introduction of a "double-play" offer (i.e., Internet and VoIP) in 2004, in June 2005, Club Internet introduced higher-speed broadband offers (up to 20 Mbit/s) at competitive prices. Club Internet's VoIP offering has shown continued success, with more than 50% of its broadband customer base having opted for such service as of December 31, 2005. Since November 2005, Club Internet has operated as an alternative provider and offered a fully unbundled product, whereby the complete customer relationship for fixed telephony and Internet access products has been taken over by Club Internet.

        In 2005, Club Internet also increased the number of television and movie channels available on its "Club Internet TV" broadband portal from 22 to 28 channels. T-Online intends to further strengthen Club Internet's competitive position with the build-out of a fully IP-based network, which is currently underway. A contract for the use of a third-party backbone has been signed, and as of December 31, 2005, more than 280 colocation sites had already been unbundled. Through operating its own network, Club Internet will be able to achieve greater degrees of freedom in product design (e.g., innovation and quality of services) and product pricing.

        In October 2000, T-Online acquired Ya.com, one of the three leading broadband ISPs in Spain. Similar to Club Internet, Ya.com has begun to offer services beyond simple Internet access. In January 2005, Ya.com launched voice telephony services on a PSTN basis. In addition, in December 2005, Ya.com increased the bandwidth offering up to 20 Mbit/s on its broadband tariffs. As in France, T-Online intends to increase its competitiveness in Spain through the rollout of our own IP-based network. The recent acquisition of Albura will form the basis for this network, which is currently being expanded and upgraded.

        During 2005, T-Online's European (excluding Germany) broadband customer base increased, from approximately 359,000 customers at the end of 2004, to approximately 635,000 at December 31, 2005. Club Internet and Ya.com both capitalized on the expansion of the broadband markets in their respective countries to increase their customer bases.

        T-Online plans to increase substantially T-Online's broadband market share in both France and Spain. Both markets are currently dominated by intense competition and rapid growth in the broadband market. To achieve its goal, capital expenditure of up to EUR 1 billion is planned in France and Spain from 2005 to 2007, primarily relating to the expansion of network infrastructure and efforts to attract new customers.

  Seasonality

        The businesses of the T-Com and T-Online business units are not materially affected by seasonal variations.

  Suppliers

        The principal types of equipment purchased by the T-Com business unit are: network components, such as switching systems; transmission systems; access network components; and customer premises equipment, such as telephones, fax machines, broadband modems and similar items. Although we do not believe T-Com is dependent on any single supplier (due to its multiple-supplier strategy), there may be occasions when a particular product from a particular supplier is delayed or back-ordered. T-Com's major suppliers are Alcatel SEL AG, Cisco Systems International B.V., Corning Cable Systems GmbH & Co. KG, ECI Telecom GmbH, Lucent Technologies Network Systems GmbH and Siemens AG.

  Dependence on Patents, Licenses, Customers, Industrial, Commercial or Financial Contracts

        We do not believe that T-Com is dependent on any patent or other intellectual property rights. For a description of patent infringement litigation that is relevant to T-Com's business, relating to ATM technology, see "Item 8. Financial Information—Legal Proceedings—Other Proceedings and Matters." We also do not believe that T-Com is dependent on any individual third-party customer, or on any industrial, commercial or financial contract.

        Similar to other fixed-line operators, T-Com is dependent on telecommunications licenses from the governments of the countries in which it operates. For more information, see "—Regulation."

  Competition—T-Com

        Since the full liberalization of the German telecommunications market in January 1998, T-Com has faced intense competition (based primarily on price) in the market for fixed-line network voice telephony from other fixed-line carriers and mobile operators. During the last three years, this competition has intensified, particularly in the narrowband and broadband access markets. We expect that competition from cable operators and VoIP will also continue to increase.

        A number of competitors in Germany have indicated that they are either considering or intend to invest in their own VDSL networks in order to pursue their own triple-play strategies. To date, only one competitor has confirmed this intention. Given the significant competitive advantage that such high-speed networks offer in the broadband access market, T-Com expects that other competitors will eventually follow suit and invest in their own networks in order to compete with T-Com. In addition to increasing competition—on the basis of leased lines or the companies' own infrastructure—from local network operators, some of which, like Hansenet (a subsidiary of Telecom Italia), are owned by large European telecommunications companies, the impact of mobile substitution on T-Com will grow, in part because of the increased market entry of MVNOs, i.e., companies with aggressive pricing policies that buy network services and market them independently to third parties.

        Competition in the fixed-line network segment in Central and Eastern Europe also increased. The growing number of competitors offering call-by-call and, more recently, carrier pre-selection services to consumers has led to increased competition, especially in Hungary, in which mobile substitution was also a significant factor. Increased mobile substitution also affected the Slovakian market. Competition in Croatia is expected to increase following the award of additional fixed-line network licenses.

        In 2005, VoIP services were offered in the market for the first time. In principle, VoIP services can compete with traditional voice telephony, both in the network access services business and in the various calling services markets. There are currently few VoIP network access services offerings, but VoIP services have greater competitive potential in the calling services markets.

        Prices for voice communications in the fixed-line network fell significantly in Germany in recent years due to increased competition and technological progress. Fixed-line network telephony is also being substituted by mobile telecommunications. There is a likelihood that this trend will continue. The possible reasons for the price decline include:

  •
  extended market coverage by local-loop operators;

  •
  the continuing trend towards bundled products (e.g., combined telephone and broadband flat rates);

  •
  technical innovations;

  •
  a decline in wholesale prices for competitive products; and

  •
  further substitution driven by price declines, flat rates in mobile telecommunications and convergence products.

Another possibility is that cable operators may corner a larger share of the market if they offer attractive triple-play services. Despite our previous losses of market share, we believe that we are exposed to the risk of further market share losses and falling margins.

  Effect of Regulatory Decisions

        In the markets for international, long-distance and local calling services in Germany, the level of competition we face is influenced by the fact that we are required to permit other telecommunications companies to interconnect with our fixed-line network at rates determined by the Federal Network Agency. As a result, decisions of the Federal Network Agency regarding the rates that we are permitted to charge for interconnection and for access to the unbundled local loop have had, and will continue to have, a significant impact on the strength of T-Com's competition in the market for fixed-line network voice telephony as well as on T-Com's revenues and profit.

        T-Com's estimated fixed-line network market share, measured by call time in minutes, declined to approximately 47.2% in 2005, from 49.7% in 2004, and 54.8% in 2003. For a more detailed discussion of regulatory decisions and other competitive factors affecting T-Com's business, see "—Regulation" and "Item 8. Financial Information—Legal Proceedings."

  Effect of Investments by Other Companies

        T-Com also faces significant competition in the markets for regional, international and long-distance calling services, and access services, from competitors that have made investments in their own infrastructure, such as Arcor AG & Co. KG, Hansenet, Versatel, Netcologne, COLT Telecom Group plc., MCI Inc. and BT Group plc. In addition, national network operators, such as Arcor AG & Co. KG, and local network operators, such as HanseNet Telekommunikation GmbH, Versatel AG and NetCologne Gesellschaft für Telekommunikation mbH, have made substantial investments in local network infrastructure and compete with T-Com in major urban centers throughout Germany. Furthermore, as prices for mobile telephony decline, local and other calling services, as well as access services, face increasing competition from mobile telephone operators, due to mobile substitution. Additionally, depending on the degree to which alternative technologies, such as VoIP, cable broadband and the Internet, gain market acceptance, the usage of T-Com's fixed-line network telephone may be adversely affected.

  Other Fields of Business Activity

        Although T-Com does not manufacture its own equipment, it does re-sell telecommunications equipment provided by other companies under its own brand. The terminal equipment sector has been open to full competition since 1990 and is characterized by falling prices, low margins, rapid technological innovation and intense competition. The basis for competition in this field is primarily price. T-Com's most significant competitors in this area are Siemens AG, Alcatel, Koninklijke Philips Electronics N.V. and Tenovis GmbH & Co. KG. Most of these competitors are also suppliers to T-Com.

        Apart from broadband-related developments, T-Com believes that future innovations will be increasingly focused on the convergence between fixed-line and mobile telecommunications networks. In addition to its launch of the T-Box (single answering service for calls to the fixed-line number and the mobile number) in October 2005, T-Com has announced the upcoming introduction, in the second quarter of 2006, of a convergent product known as the "DualPhone." T-Com believes that these and other such products could play an important role in the process of converging multimedia, telecommunications and related products and services.

  Competition—T-Online

        The German and European markets for Internet access—especially within the broadband market—have been, and will continue to be, highly competitive. In addition to other ISPs, alternative network operators with their own network infrastructure and, increasingly, cable network operators and mobile operators, are or are becoming competitors within the broadband market.

Mobile Communications

  Principal Activities

        The principal services offered by our Mobile Communications strategic business area, through T-Mobile, are digital mobile telephony services based on the mobile telecommunications technology known as GSM, and non-voice services such as SMS, MMS (multimedia messaging services) and other data services to residential and business customers based on CSD (circuit switched data), GPRS (general packet radio service) and UMTS technologies. T-Mobile also operates numerous W-LAN HotSpots. T-Mobile offers international roaming services for GSM, GPRS, UMTS and W-LAN to its customers through a large number of international roaming agreements with third-party operators, which allow customers to access mobile services while outside their home network service area. T-Mobile also sells mobile devices to customers in conjunction with its service offerings.

        Mobile voice and data services are offered both on a prepay basis and on a contract basis. Customers purchase contract services on the basis of fixed monthly fees, and pay time-based airtime and per-message fees. Some contract service offerings include a limited amount of airtime, data volume or messages in the monthly fee. Prepay services are purchased on the basis of monetary increments that are recorded on the customers' SIM (subscriber identity module) card and then deducted, based on airtime or messaging usage fees, as the cards are used. W-LAN services are sold on both a monthly subscription basis and through various usage-based plans.

        Usage fees can vary according to the tariff plan selected by the customer, the day and time when a call is made, the destination of the call, the location where the call originates and, in some cases, other provisions applicable to the tariff plan, and whether the called party is also a customer of the same network.

  Global Branding and Alliances

        Following the re-branding in 2004 of our mobile businesses in Hungary and Croatia, in 2005 we re-branded EuroTel Bratislava, our mobile business in the Slovak Republic, as "T-Mobile Slovensko."

        T-Mobile was a founding member of the "FreeMove" alliance, together with Telefónica in Spain, TIM Italia S.p.A. in Italy and Orange S.A. in France. The alliance aims to make mobile services more widely available and seamless in all countries in which alliance members operate, by cooperating in several key areas, including the development of joint services related to roaming, voice and data, and the development and purchasing of mobile devices. Following the November 2005 notification to the E.U. Commission by Telefónica of its intent to acquire the mobile network operator, O2 plc, Telefónica announced that it will leave the FreeMove alliance shortly after the completion of the acquisition.

  New Services

        T-Mobile offers services based on a fully integrated network. As an international mobile network operator, T-Mobile has various technologies in place that support the evolution of the network towards the integrated provision of GPRS, UMTS and W-LAN mobile-access services. Based on our GSM/GPRS network, which guarantees wide-area coverage, we are adding UMTS in our European markets and W-LAN services in Europe and in the U.S. W-LAN is available today in many major urban and suburban centers in Europe and the U.S. The expansion and increased capabilities of our network will enhance existing services and permit the deployment of new services, such as mobile broadband access.

        After having successfully conducted live trials in Germany, Austria, the Netherlands and the United Kingdom in 2005, T-Mobile will officially launch its HSDPA (high speed downlink packet access) services in these markets throughout 2006. With the introduction of HSDPA, T-Mobile will be able to offer its customers a truly wideband and mobile network. Data transmission rates of up to 1.8 Mbit/s are supported in the first phase of implementation.

        In 2005, T-Mobile Czech Republic introduced its UMTS service, which is based on UMTS TDD (time division duplex) technology, which provides mobile broadband data services with data rates of up to 2.5 Mbit/s. This service introduction is initially targeted to substitute fixed line broadband connection availability.

        T-Mobile believes that it has created one of the world's largest high-speed, trans-Atlantic mobile networks, which enables its customers to use its integrated voice and data services with the highest available access speeds. To offer its customers easy, single-SIM card access to these services, T-Mobile offers multi-band mobile devices in combination with all-network tariffs, which permit a pricing structure that is independent of the particular network used by the customer.

        T-Mobile has made substantial investments in the "next generation" mobile telecommunications standard, UMTS. Through 2005, T-Mobile has invested approximately EUR 500 million in UMTS networks. To date, T-Mobile has met or exceeded all regulatory obligations with respect to its UMTS licenses in the United Kingdom, Germany, Austria, the Netherlands, Czech Republic, Hungary, Croatia and Slovakia. For more information regarding regulatory obligations, and for further details with respect to rollout requirements and network sharing, see "—Regulation."

  Efficiency Program

        In January 2005, T-Mobile launched its efficiency program, "Save for Growth," for its operations in Germany, the United Kingdom, Austria, the Czech Republic and the Netherlands. The goal of this program is to allow T-Mobile to save approximately EUR 1 billion in annual operating costs. The program achieved its targeted objectives for 2005. Approximately half of the expected savings are to be redeployed into strategic-growth initiatives. Among the main drivers of the efficiency program are more effective purchasing and reductions in subsidies related to mobile devices. Additional elements of this program include further group synergies and a workforce reduction in Europe.

  Principal Markets

        T-Mobile's principal markets include Germany, the United States, the United Kingdom, Austria, the Czech Republic, the Netherlands and Poland. Our mobile segment under IFRS includes the operations and results of the mobile operations in Central and Eastern Europe, including T-Mobile Hungary, T-Mobile Croatia, T-Mobile Slovensko, MobiMak in Macedonia and Monet in Montenegro.

        T-Mobile counts its customers by the number of SIM cards activated and not churned. T-Mobile's mobile telecommunications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use our services, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this period, or in the case of payment default or voluntary disconnection, the customers are canceled or "churned." The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Our competitors may calculate their churn rates using methods different from ours. In addition, because we use different calculation methodologies in different jurisdictions, our own churn figures are not comparable across all of our national operations.

  United States

        T-Mobile USA represents the U.S. wireless business that we acquired in May 2001. Through T-Mobile USA, T-Mobile offers mobile telecommunications services to individual and business customers in the United States. At December 31, 2005, T-Mobile USA had approximately 21.7 million customers, compared to approximately 17.3 million at December 31, 2004. Of the total customers at December 31, 2005, approximately 18.4 million, or 85%, were contract customers, compared to approximately 15.3 million, or 89%, at December 31, 2004, and approximately 3.3 million were prepay customers, compared to approximately 2.0 million at December 31, 2004.

        T-Mobile USA's average monthly churn rate for 2005 was 2.9% per month, down slightly from 3.0% per month in 2004. This improvement reflects a decrease in the contract customer churn rate to 2.3% in 2005, from 2.6% in 2004, although the average churn rate for prepay customers actually increased slightly to 6.6% in 2005, from 6.3% in 2004. The improvement in contract customer churn during 2005 is attributable to a number of factors, including improvements in quality of service, such as coverage and call quality, a highly competitive rate-plan mix, including data services, improvements in terminal equipment offerings and general industry conditions. Competitive differences, differences in features and services due to the use of multiple wireless technologies, and general differences in consumer behavior between the United States and Europe, factor into the higher industry churn rate seen in the United States compared to Europe. However, the churn rate of our U.S. operations is higher than the U.S. industry average, due in part to the higher proportion of prepay customers in T-Mobile USA's customer base relative to its U.S. competitors. Prepay customers in the United States typically churn at substantially higher rates than contract customers.

        On January 5, 2005, T-Mobile USA and Cingular terminated their network-sharing joint venture (GSM Facilities LLC, "GSM Facilities"), and T-Mobile USA acquired 100% ownership of the shared-network assets in California, Nevada and New York City, plus additional wireless spectrum in California and Nevada. The following are key elements of the transaction:

  •
  Upon the dissolution of GSM Facilities, the New York City wireless network was distributed to T-Mobile USA, and the California and Nevada network to Cingular;

  •
  T-Mobile USA acquired 100% ownership of the California and Nevada wireless network immediately after the dissolution of GSM Facilities;

  •
  T-Mobile USA acquired 10 MHz of spectrum from Cingular in each of the San Francisco, Sacramento and Las Vegas Basic Trading Areas (BTAs) for USD 180 million. T-Mobile USA also acquired an option to purchase from Cingular an additional 10 MHz of spectrum in each of the Los Angeles and San Diego BTAs, under certain circumstances, effective two years after the initial closing of the transaction;

  •
  T-Mobile USA agreed to provide network services to Cingular in parts of California, Nevada and the New York City metropolitan area under a wholesale arrangement during a four-year transition period following the dissolution of GSM Facilities. Cingular is obligated to pay a minimum of USD 1.2 billion over the four-year period for these services, based on network usage;

  •
  T-Mobile USA and Cingular agreed to exchange spectrum previously used in the operation of GSM Facilities, such that each party retains 50% of such spectrum in each market;

  •
  T-Mobile USA will give up 10 MHz of spectrum in the New York City BTA to Cingular, and T-Mobile USA will receive 5 MHz of spectrum from Cingular in each of the nine BTAs in the

    California/Nevada market. The actual exchanges will occur after Cingular migrates its customers off the network in the respective areas, but no earlier than January 2007; and

  •
  Amendment of the existing roaming agreement between the parties provides for a nationwide agreement.

        T-Mobile USA has an ownership interest in Cook Inlet/VS GSM VII PCS Holdings, LLC, a joint venture that is managed and controlled by Cook Inlet Voice and Data Services, Inc. ("Cook Inlet"), which in turn is the sole member of Cook Inlet/VS GSM VII PCS, LLC ("CIVS VII"). CIVS VII participated in the 2005 spectrum auction ("Auction 58") conducted by the FCC for certain Personal Communications Service (PCS) 1900 MHz licenses. Bidding for approximately one-half of the auctioned licenses was restricted to entities with revenues and assets below certain established thresholds ("Designated Entities"), while the remaining licenses were open to all bidders. Although T-Mobile USA did not qualify as a Designated Entity, CIVS VII did, and it bid on both restricted and non-restricted licenses in Auction 58. At the conclusion of Auction 58, CIVS VII was high bidder for 36 licenses in various markets across the United States (including Minneapolis-St. Paul, Minnesota; Seattle-Tacoma, Washington; and Cleveland-Akron, Ohio), for a total of USD 255 million (subject to a reduction of up to approximately USD 20 million in bidding credits, which bidding credits may be lost in whole or in part if control of such licenses is transferred before certain predetermined minimum holding periods to a non-Designated Entity). These licenses were granted by the FCC to CIVS VII in June 2005. At the end of 2005, T-Mobile USA held an approximately 66% equity interest in CIVS VII. Although Cook Inlet manages CIVS VII, T-Mobile USA must consent to certain actions undertaken by the joint venture.

  Germany

        Through T-Mobile Deutschland, T-Mobile offers mobile telecommunications services to individual and business customers in Germany. At December 31, 2005, T-Mobile Deutschland had approximately 29.5 million customers, compared to approximately 27.5 million customers at December 31, 2004. Of the total customers at December 31, 2005, approximately 14.3 million were contract customers, compared to approximately 13.5 million at December 31, 2004. T-Mobile Deutschland had approximately 15.2 million prepay customers at December 31, 2005, compared to approximately 14.0 million at December 31, 2004.

        T-Mobile Deutschland's total average churn rate for 2005 was 1.5% per month, which remained unchanged, compared to 2004. Increased competition in the German mobile market resulted in an increase in both the contract and prepay churn rates. The blended churn rate remained stable, due to a higher proportion of contract customers in the average customer base in 2005, compared to 2004. The average contract customer churn rate was 1.2% per month in 2005, compared to 1.1% per month in 2004. T-Mobile Deutschland's prepay churn policy generally states that in the 12 months following activation, a customer can originate calls/data traffic and receive data or voice communication ("phone time"). In the following three months, the customer can only receive data and voice communication ("message time"). After these 15 months, the prepay customer is churned—unless the prepay account was topped-up during the 15-month period. In that case, if EUR 15 credit is added to the account, the customer gets 215 days of phone time and three months of message time. With EUR 30 and EUR 50 top-up credits, the churn period is again 12 months plus three months.

  United Kingdom

        In October 1999, T-Mobile purchased T-Mobile UK. Through T-Mobile UK, T-Mobile offers mobile telecommunications services to individual and business customers in the United Kingdom. At December 31, 2005, T-Mobile UK had approximately 17.2 million customers, compared to approximately 15.7 million at December 31, 2004. Of the total customers at December 31, 2005, approximately 3.4 million were contract customers, compared to approximately 3.0 million at December 31, 2004, and approximately 13.7 million were prepay customers, compared to approximately 12.7 million at December 31, 2004. T-Mobile UK counts its wholesale customers as contract customers.

        Of the total number of T-Mobile UK customers at December 31, 2005 and 2004, approximately 6.2 million and 5.0 million, respectively, were customers of Virgin Mobile Telecoms Limited ("Virgin Mobile"), which is an MVNO. All Virgin Mobile customers currently use T-Mobile UK prepaid technology and are therefore reported as prepay customers. Virgin Mobile reports to T-Mobile UK the number of customers using a churn policy, whereby a customer is churned after a period of 365 days of inactivity. As a virtual network operator, Virgin Mobile purchases airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the "Virgin Mobile" brand name. Until January 2004, Virgin Mobile had been a joint venture between T-Mobile UK and the Virgin Group. At that time, T-Mobile UK sold its 50% equity stake in Virgin Mobile to the Virgin Group and received a payment of GBP 50 million (approximately EUR 75 million) in exchange for waiving its right to participate in any initial public offering of Virgin Mobile. Additionally, T-Mobile UK and Virgin Mobile concluded a telecommunications supply agreement granting Virgin Mobile use of T-Mobile UK's mobile telecommunications network for a further ten years. In 2005, NTL Incorporated announced that it was in talks to acquire Virgin Mobile Holdings (UK) plc, the parent company of Virgin Mobile. This transaction has not yet been concluded. T-Mobile is not able to judge whether this transaction will be ultimately concluded. However, we believe that this planned acquisition will have no significant impact on the telecommunications supply agreement between T-Mobile UK and Virgin Mobile.

        T-Mobile UK's average monthly churn rate (not including Virgin Mobile customers) during 2005 was 3.1%, compared to 2.2% per month in 2004. The increase in churn was predominantly caused by a significant increase in T-Mobile UK's inactive prepay customer base in 2004. The corresponding contract-customer churn rate was 2.9% in 2005, compared to 2.7% in 2004.

        Generally, a prepay customer in the United Kingdom is churned after a period of 180 days if the customer has neither originated nor received a voice or data communication in that period.

  Hungary

        Through T-Mobile Hungary (formerly Westel Mobil Távközési Rt., which was re-named "T-Mobile Hungary Ltd." in May 2004), T-Mobile offers mobile telecommunications services to individual and business customers in Hungary. Our equity interest in T-Mobile Hungary is held through our approximately 59% equity interest in Magyar Telekom (formerly "Matáv"), which owns 100% of T-Mobile Hungary. On February 28, 2006, the Court of Registry in Budapest registered the merger of Magyar Telekom and T-Mobile Hungary Ltd. Accordingly, T-Mobile Hungary Ltd. became a part of Magyar Telekom. As a Magyar Telekom business line, T-Mobile Hungary will continue to fulfill its obligations and commitments and provide seamless service to its customers in unchanged form.

        At December 31, 2005, T-Mobile Hungary had approximately 4.2 million customers, compared to approximately 4.0 million at December 31, 2004. Of the total customers at December 31, 2005, approximately 1.3 million were contract customers, compared to approximately 1.2 million at December 31, 2004. T-Mobile Hungary had approximately 2.9 million prepay customers at December 31, 2005, approximately the same number as it had at December 31, 2004.

        T-Mobile Hungary's average churn rate during 2005 was 1.5% per month, compared to 1.3% in 2004, primarily due to an increase in the prepay churn rate caused by increased competition. The average contract churn rate decreased, from 1.0% per month in 2004, to 0.9% per month in 2005, driven by various customer-retention campaigns in 2005. Generally, in the absence of re-charging, a prepay customer is churned after a period of 12 to 16 months (depending on the amount charged on the prepay card).

  The Netherlands

        Through T-Mobile Netherlands, T-Mobile offers mobile telecommunications services to individual and business customers in the Netherlands.

        At December 31, 2005, T-Mobile Netherlands had approximately 2.3 million customers, approximately the same number of customers as it had at December 31, 2004. At the end of 2005, approximately 1.2 million customers were contract customers and approximately 1.1 million were prepay customers, compared to approximately 1.1 million contract customers and approximately 1.2 million prepay customer at the end of 2004.

        The average churn rate for 2005 was 3.1% per month, compared to an average churn rate of 2.4% in 2004, due to an increase in the contract and prepay churn rates, which was primarily driven by increased competition. The average contract churn rate increased from 1.7% per month in 2004, to 2.2% in 2005. In general, if a T-Mobile Netherlands prepay customer has neither originated nor received a voice or non-voice activity (or received only SMS/MMS messages) for a period of 180 days, the customer is churned and removed from the customer base, provided the customer's account has not been re-charged during that period.

  Czech Republic

        Through T-Mobile Czech Republic, T-Mobile offers mobile telecommunications services to individual and business customers in the Czech Republic. In May 2003, T-Mobile Czech Republic (then operating as RadioMobil) was re-branded "T-Mobile Czech Republic." T-Mobile's equity interest in T-Mobile Czech Republic is held through its now wholly-owned subsidiary, CMobil, which owns approximately 61% of T-Mobile Czech Republic. Effective March 24, 2005, T-Mobile acquired a further 7% stake in CMobil from TIM International N.V., and effective October 26, 2005, T-Mobile acquired the remaining approximately 1% of CMobil's share capital from Proportions, a.s.

        At December 31, 2005, T-Mobile Czech Republic had approximately 4.6 million customers, compared to approximately 4.4 million at December 31, 2004. Of the total customers at December 31, 2005, approximately 1.3 million were contract customers, compared to approximately 1.1 million at December 31, 2004. T-Mobile Czech Republic had approximately 3.3 million prepay customers at December 31, 2005, which is approximately the same number of customers as it had at December 31, 2004.

        While T-Mobile Czech Republic's average churn rate during 2005 increased slightly, from 1.0% per month in 2004, to 1.1% per month in 2005, the average contract churn rate during 2005 was 0.6% per month, essentially unchanged, compared to the average churn rate for contract customers during 2004. Generally, in the absence of re-charging, a prepay customer is churned 30 days after completing a period of 12 months without charged voice or data communications activity.

  Austria

        Through T-Mobile Austria, T-Mobile offers mobile telecommunications services to individual and business customers in Austria. At December 31, 2005, T-Mobile Austria had approximately 2.1 million mobile telecommunications customers, a slight increase, compared to approximately 2.0 million customers at December 31, 2004. Of the total customers at December 31, 2005, approximately 1.0 million were contract customers and approximately 1.0 million were prepay customers.

        T-Mobile Austria's average churn rate during 2005 remained essentially unchanged at 1.8% per month, as compared to the average churn rate during 2004. The average churn rate for contract customers during 2005 was 1.3% per month, compared to 1.4% in 2004. Since the beginning of December 2004, T-Mobile Austria has generally churned prepay customers if they have 13 months plus two weeks without any charged data or voice communication, and six months without any mobile-terminated calls longer than one minute in duration.

  Croatia

        Through T-Mobile Hrvatska d.o.o. ("T-Mobile Croatia"), T-Mobile offers mobile telecommunications services to individual and business customers in Croatia. Deutsche Telekom's equity interest in T-Mobile Croatia is held through its 51% equity interest in T-Hrvatski Telekom, which owns 100% of T-Mobile Croatia's share capital.

        At December 31, 2005, T-Mobile Croatia had approximately 1.9 million customers, compared to approximately 1.5 million at December 31, 2004. Of the total customers at December 31, 2005, approximately 0.4 million were contract customers, compared to approximately 0.3 million at December 31, 2004. T-Mobile Croatia had approximately 1.5 million prepay customers at December 31, 2005, compared to approximately 1.2 million at December 31, 2004.

        T-Mobile Croatia's average monthly churn rate during 2005 was 1.0%, compared to 1.1% per month in 2004. The average contract churn rate decreased, from 1.4% per month in 2004, to 1.1% per month in 2005. Until December 2005, a prepay customer was churned after a period of 90 days without re-charging. In December 2005, T-Mobile Croatia changed its churn policy to churn a prepay customer after a period of 270 days without re-charging.

  Slovakia

        Through T-Mobile Slovensko, T-Mobile offers mobile telecommunications services to individual and business customers in the Slovak Republic. T-Mobile Slovensko has been fully consolidated since the beginning of 2005. Prior to 2005, we did not fully consolidate T-Mobile Slovensko as we were not in a control position, due to certain minority holder rights. Deutsche Telekom's equity interest in T-Mobile Slovensko is held through its 51% equity interest in Slovak Telekom, a.s. (formerly Slovenské telekommunikácie a.s.), which owns 100% of T-Mobile Slovensko's share capital.

        At December 31, 2005, T-Mobile Slovensko had approximately 2.0 million customers, compared to approximately 1.9 million at December 31, 2004. Of the total customers at December 31, 2005, approximately 0.8 million were contract customers, compared to approximately 0.6 million at December 31, 2004. T-Mobile Slovensko had approximately 1.2 million prepay customers at December 31, 2005, compared to approximately 1.3 million at December 31, 2004.

        T-Mobile Slovensko's average churn rate during 2005 was 1.9% per month, which represents an increase from 1.4% in 2004. The average contract churn rate increased, from 0.9% per month in 2004, to 1.3% per month in 2005, primarily due to an increase in competition.

        Generally, a prepay customer is churned after a period of 12 months without re-charging calculated from the last use, or if the prepay account is overdrawn.

  Others

        T-Mobile also offers mobile telecommunications services through MobiMak in Macedonia, and through Monet d.o.o. ("Monet") in Montenegro. MobiMak is a wholly-owned subsidiary of MakTel, which is a 51% owned subsidiary of Magyar Telekom. All of Monet's share capital is held by Telekom Crne Gore A.D., which is an approximately 76.5% owned subsidiary of Magyar Telekom.

        At December 31, 2005, MobiMak had approximately 0.9 million customers and Monet had approximately 0.2 million customers.

  Minority Shareholdings

  Poland

        T-Mobile holds a 49.0% equity interest in Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). At December 31, 2005, PTC had approximately 10.2 million customers, compared to approximately 8.6 million at December 31, 2004. For information regarding a dispute concerning our investment in PTC, see "Item 8. Financial Information—Legal Proceedings."

  Russia

        In 2005, T-Mobile sold its remaining equity interest of approximately 10% of Mobile TeleSystems OJSC, a Russian mobile telecommunications company, after selling portions of its shareholding in 2003 and 2004.

  Seasonality

        T-Mobile's business in each of its principal markets is affected by seasonal factors, with a general increase in sales of products and services occurring during the fourth calendar quarter, due to holiday purchases. As a result, T-Mobile's performance during the fourth quarter can have a significant influence on its performance for the full year.

  Suppliers

        T-Mobile purchases IT and network components, as well as mobile devices for purposes of resale, from a number of different suppliers.

        T-Mobile believes that it has reduced its technological risks and the risk of delays in the supply of equipment and other technologies, both by contracting with multiple suppliers having significant market share in the network infrastructure and mobile device businesses, and by negotiating contractual penalties to be enforced in the event a supplier does not meet its obligations with respect to timeliness and quality. However, these penalty provisions may not fully mitigate the harm to our business caused by any such contractual breaches.

  Marketing and Sales

        Each of T-Mobile's principal subsidiaries uses its own combination of direct and indirect distribution channels to market its products and services to its customers. In each of T-Mobile's principal markets, T-Mobile markets its products and services to retail customers through its own network of direct-retail outlets, which are continuously being expanded. In Germany, these direct retail outlets (T-Punkt shops) are operated by a separate affiliated company for the entire Deutsche Telekom group. Further direct-sales channels include a direct-sales force dedicated to business customers, sales through customer service and the T-Mobile Web sites, which are used for customer-relationship management as well as for sales transactions. In addition, third-party distributors, who typically market the products and services of multiple mobile network operators, play a significant role in distribution.

Our mobile telecommunications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and offering special commissions.

        Mobile telecommunications resellers and MVNO's are also an important distribution channel for T-Mobile products and services, especially in Germany and the United Kingdom. Mobile telecommunications resellers purchase network access at wholesale rates, and mobile devices at a discount, from network operators, resell packaged services and mobile devices under their own brands through their own distribution channels, charge their customers at rates that they set independently and provide customer service and technical support.

        T-Mobile provides its customers with access to third-party content services as well as to the Internet. Content provided to customers is either standard content, in which case the customer only has to pay the normal connection charges to view or "surf" the content, or it is premium content, where a customer pays a specific charge through the customer's mobile telephone bill to access the content.

  Dependence on Patents, Licenses, and Industrial, Commercial or Financial Contracts

        T-Mobile owns a large number of registered patents and generally has a number of patent applications outstanding at any given time for technical innovations in the area of mobile telecommunications applications, as a consequence of its development activities. Patent protection activity is focused on countries with T-Mobile operations. We do not believe that T-Mobile is dependent on any one patent or group of patents.

        To enable us to offer mobile telecommunications services in the different jurisdictions in which we operate, we require, and therefore are dependent on, telecommunications licenses from the relevant authorities in each of these jurisdictions. For further information, see "—Regulation."

        We do not believe that T-Mobile is dependent on any third-party industrial, commercial or financial contracts.

  Competition

  General

        Competition in the mobile telecommunications market is generally intense and conducted on the basis of price, subscription options offered, offers of subsidized mobile devices, coverage, range of services offered, innovation and quality of service.

        In the past, competition in the European mobile telecommunications market was conducted at the national level. Increasingly, however, competition in this market is being conducted on a more international basis, as Europe-wide services are being introduced

        In Western Europe, the rate of mobile telephone penetration is quite high. As a result, T-Mobile expects that the growth in the number of T-Mobile customers in these markets will be significantly lower than in past years, and that the focus of competition will continue to shift from customer acquisition to customer retention, and to increasing average revenues per user by stimulating demand for voice usage and new data products and services. T-Mobile believes that, as competition intensifies in its European markets, customer terminal equipment subsidies will be reduced and competition will focus more on the service revenue market rather than on numbers of customers.

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

  United States

        T-Mobile USA faces intense competition in the U.S. mobile telecommunications market from the three other national mobile providers, Verizon, Cingular and Sprint/Nextel, and from various regional operators. In 2005, there was a reduction in the number of national carriers from five to four, due to the merger of Sprint and Nextel, which was completed in August 2005. This follows a reduction in the number of national carriers from six to five in 2004, with the acquisition of AT&T Wireless by Cingular. The four national carriers are estimated to represent approximately 80% of the total U.S. mobile telephony customer base. T-Mobile USA's customer market share, measured against the other nation-wide operators, was approximately 13.1% at December 31, 2005, compared to 12.1% at December 31, 2004. Most of these competitors or their predecessors had been operating in the U.S. mobile telecommunications market for a considerable time prior to the entry of T-Mobile USA's predecessors into the market.

        The three largest U.S. mobile telecommunications carriers—Verizon, Cingular and Sprint/Nextel—together represent approximately 70% of the total U.S. mobile telephony market in terms of customers. These companies have potential advantages of size and scale that could allow them to deliver services in a more cost-efficient manner and thereby negatively affect T-Mobile USA's competitive position.

        The U.S. mobile telecommunications market is quite different in a number of respects from the European mobile telecommunications markets. For example, there is no single communications standard. In addition, licenses to provide wireless services cover numerous localities, rather than the entire nation. It can therefore be difficult for network operators to obtain the spectrum needed in some localities to expand customer bases, upgrade the quality of service and add new services, particularly in densely populated urban areas. Low population density in other areas can cause problems with network efficiency and result in large geographic areas with no or limited coverage. For these and other reasons, including the extremely high penetration level of reliable, low cost, fixed-line telephony services, penetration levels for mobile telephony services in the United States are generally lower than penetration levels in Western European countries, which had an estimated 70% mobile penetration rate as of December 31, 2005. As a result, mobile telecommunications operators in the U.S. market generally continue to invest heavily in order to encourage and capture growth in customer numbers.

        Usage and pricing practices in the U.S. mobile market also differ significantly from those typically seen in European markets. Average voice usage per customer per month is generally much higher in the United States than in Europe. Contract pricing in the United States is typically in the form of a fixed monthly charge at various price points for specified bundles of features and services, which permit usage up to prescribed limits with no incremental charges. Usage in excess of the limits results in incremental charges. Prepay usage is generally priced solely on a usage basis. Typically, both inbound and outbound usage counts against the contract usage limits, and both are subject to incremental charges for excess contract usage and prepaid usage. Monthly average revenue per user (ARPU) is typically higher in the United States than in Europe. However, average revenue per minute of use is substantially lower in the United States than in Europe.

        The differences between the U.S. and European mobile telephony markets result in different competitive pressures in these markets. In the United States, coverage is a key competitive factor, as is the perceived value of bundles of minutes, features and services at the most popular price points. To the extent that the competitive environment requires us to decrease prices, or increase our service and product offerings, our revenues could decline, our costs could increase and our customer retention could be adversely affected.

  Germany

        In Germany, T-Mobile Deutschland faces intense competition from mobile network operators Vodafone D2, E-Plus and O2. We believe that T-Mobile Deutschland maintained its market leadership position, in terms of number of customers, at December 31, 2005, but its smaller competitor O2 gained ground. E-Plus' market share increased slightly, compared to 2004, although it has changed its strategy and offers services under multiple brands in the German mobile telecommunications market.

        T-Mobile believes that T-Mobile Deutschland had a customer market share of approximately 37% at December 31, 2005, while Vodafone also had a customer market share of approximately 37%, E-Plus had a customer market share of approximately 14% and O2 had a customer market share of approximately 12%. T-Mobile believes that the overall penetration rate in the German mobile telecommunications market was approximately 96% at December 31, 2005.

        In the retail market, in addition to competition from other network operators, T-Mobile Deutschland faces significant competition from resellers. In the beginning of December 2005, the German food discounter ALDI entered the German mobile market with its offer of prepay mobile telephony at rates below market prices at that time. Other resellers immediately responded with offers of even lower prices. Prior to ALDI's entry into the market, in the fourth quarter of 2004, German retailer Tchibo had begun to exclusively sell the mobile services of O2, and Tchibo's efforts significantly supported the growth of O2 in Germany in 2005. T-Mobile expects that, in the short term, the multi-brand strategy of E-Plus, as well as the market entry of existing and potentially new resellers, will significantly affect mobile telephony prices and attract customers from the existing mobile operators. In response, in 2005 T-Mobile Deutschland began to sell a new, lower Internet-only prepay tariff through the Internet and expanded its bucket-plan tariffs ("Relax" tariffs) to include additional attractive options.

        In August 2000, six UMTS licenses were awarded to the four existing mobile communication network operators, the reseller Mobilcom and Quam, a joint venture of Telefónica and Sonera. On December 23, 2003, Mobilcom returned its UMTS license to the Federal Network Agency. For more information, see "—Regulation—Regulation in Germany."

  United Kingdom

        In the United Kingdom, T-Mobile UK faces intense competition, principally from Vodafone, O2 and Orange. In addition, T-Mobile UK faces competition from "3" (a brand name of Hutchison 3G UK Limited), which began operation in 2003, mainly targeted at customers for UMTS services. T-Mobile believes that T-Mobile UK retained its customer market share of approximately 25% at December 31, 2005, compared to December 31, 2004. T-Mobile UK's customer base, which includes customers of Virgin Mobile, has a lower proportion of business customers than its competitors. T-Mobile believes that the penetration rate in the U.K. mobile telecommunications market was approximately 114% at December 31, 2005.

        In the retail market, in addition to competition from other mobile network operators, T-Mobile UK faces significant competition from resellers, as well as from other MVNOs.

        In November 2005, Telefónica notified the E.U. Commission of its interest in acquiring the majority of O2, a competitor of T-Mobile UK. We are not able to judge whether this acquisition will be completed or what impact it will have on the competitive situation in the U.K. mobile telecommunications market.

  Hungary

        In Hungary, T-Mobile Hungary faces competition from Pannon GSM and Vodafone Hungary. T-Mobile believes that T-Mobile Hungary's customer market share was approximately 45% at

December 31, 2005, compared to approximately 46% in 2004, Pannon GSM had a market share of approximately 33%, compared to 34% in 2004, and Vodafone Hungary had a market share of approximately 22% in 2005, compared to approximately 20% in 2004. T-Mobile believes that the penetration rate in the Hungarian mobile telecommunications market was approximately 92% at December 31, 2005.

  The Netherlands

        In the Netherlands, T-Mobile Netherlands faces intense competition from KPN Mobile, Vodafone, Telfort (formerly O2) and Orange (formerly Dutchtone). T-Mobile believes that T-Mobile Netherlands' customer market share was approximately 14% at December 31, 2005, which was approximately the same as in 2004, and Vodafone, Orange, KPN (including Telfort) had customer market shares of approximately 24%, 12% and 50%, respectively. T-Mobile believes that the penetration rate in the Dutch mobile telecommunications market was approximately 100% at December 31, 2005.

        In the Dutch retail market, in addition to competition from the mobile network operators mentioned above, T-Mobile Netherlands competes with an increasing number of MVNOs.

  Czech Republic

        In the Czech Republic, T-Mobile Czech Republic faces competition from Eurotel Praha spol. s r. o. ("Eurotel Praha") and Vodafone Czech Republic (formerly "Oskar Mobil"). T-Mobile believes that T-Mobile Czech Republic's customer market share was approximately 41% at December 31, 2005, compared to approximately 40% in 2004, Eurotel Praha had approximately 41%, a decline of two percentage points, compared to 2004, and Vodafone Czech Republic had approximately 19%, compared to approximately 17% in 2004. We believe that the penetration rate in the Czech mobile telecommunications market was approximately 111% at December 31, 2005.

        In 2005, Vodafone acquired 100% of the share capital of Oskar Mobil, and Oskar Mobil was renamed Vodafone Czech Republic. Since February 1, 2006, Vodafone Czech Republic offers mobile communication under the Vodafone brand. Also in 2005, Telefónica purchased 51.1% of the share capital of CESKÝ TELECOM a.s, which owns 100% of Eurotel Praha's shares. Due to the market entries of these two global players, T-Mobile believes that competition will increase in the Czech mobile telecommunications market.

  Austria

        In Austria, T-Mobile Austria primarily faces competition from mobilkom austria, ONE, tele.ring and "3". T-Mobile believes that T-Mobile Austria's customer market share was approximately 24% at December 31, 2005, and the customer market shares of mobilkom austria, ONE, tele.ring and "3" at the same point were approximately 39%, 21%, 12% and 3%, respectively. T-Mobile believes that the penetration rate in the Austrian mobile telecommunications market was approximately 106% at December 31, 2005.

        In the fourth quarter of 2005, T-Mobile Austria entered into an agreement to acquire tele.ring's share capital. The acquisition is subject to the approval of the E.U. Commission, which has announced its intent to publish its decision on April 28, 2006.

  Croatia

        In Croatia, T-Mobile Croatia faces competition from VIPnet and Tele2. T-Mobile believes that T-Mobile Croatia's customer market share was approximately 52% at December 31, 2005, which is the same as of the end of 2004. T-Mobile believes that the penetration rate in the Croatian mobile telecommunications market was approximately 82% at December 31, 2005.

  The Slovak Republic

        In the Slovak Republic, T-Mobile Slovensko faces competition from Orange. T-Mobile believes that T-Mobile Slovensko's customer market share was approximately 45% at December 31, 2005, which is essentially the same as in 2004, and Orange had approximately 55%.

        T-Mobile believes that the penetration rate in the Slovak mobile telecommunications market was approximately 84% at December 31, 2005.

  Others

        In Macedonia, MobiMak faces competition from Cosmofon AD. T-Mobile believes that MobiMak's customer market share was approximately 70% at December 31, 2005.

        In Montenegro, Monet faces competition from Promonte.

Business Customers

        The Business Customers strategic business area provides, through T-Systems, ICT services worldwide, primarily to German and international companies, non-profit organizations and governmental agencies. As a result of the strategic realignment of the Deutsche Telekom group into three strategic business areas, T-Systems became responsible for servicing all of the Deutsche Telekom group's business customers from January 1, 2005, and changed its business model accordingly. These changes are discussed in more detail below.

        Additionally, as part of the strategic realignment of the Deutsche Telekom group, certain services that had previously been provided by T-Systems, such as ICSS, have been transferred to the Broadband/Fixed Network strategic business area, and certain services that had previously been provided by T-Com, such as T-NetPro, and Sales and Marketing Business Customers have been transferred to the Business Customers strategic business area.

        In 2005, Business Customers entered into an agreement to acquire gedas AG ("gedas") for a purchase price of EUR 0.4 billion from Volkswagen AG. Regulatory approval of this acquisition was received on February 28, 2006, and the transaction is expected to be completed in the first half of 2006. A major component of this transaction is an agreement with Volkswagen for the provision of IT services valued at EUR 2.5 billion over a term of seven years. With this acquisition, Business Customers will reinforce its future position in the automotive sector, a key market for IT service providers.

  Principal Activities

        T-Systems uses advanced information technology and its telecommunications expertise to provide ICT infrastructure and tailored ICT solutions to its customers and, in some instances, takes over complete business processes as part of these solutions. T-Systems supports its customers through its global telecommunications network and through its IT infrastructure network, which connects more than twenty countries worldwide.

        Although the majority of T-Systems' customers are headquartered in Germany, as of December 31, 2005, approximately 17.9% of T-Systems' 52,041 employees provided services from locations outside Germany. T-Systems' primary markets are in Western Europe, but T-Systems serves its multinational customers globally through its delivery organizations.

        In furtherance of its growth strategy, T-Systems intends to sharpen its focus on its international business customers. Specifically, T-Systems intends to improve its international delivery capabilities to support its global services offerings to its customers. Additionally, T-Systems intends to strengthen its international presence through targeted investments in its sales and service activities in Western Europe.

        In 2005, German-based operations contributed approximately 86% of T-Systems' total revenues. For the year ended December 31, 2005, T-Systems' Business Services business unit generated approximately 35% of T-Systems' total revenues, and its Enterprise Services business unit contributed approximately 65% of its total revenues. Total revenues include intersegment revenues from other Deutsche Telekom group companies and affiliates. For more information, see "Item 5. Operating and Financial Review and Prospects—Segment Analysis—Business Customers."

  Business Model

        From January 1, 2005, T-Systems' activities have been organized through two main business units: Enterprise Services and Business Services, each of which is described in more detail below. The following graphic illustrates this business model:

*
Services provided for service units of both Enterprise Services and Business Services.

  Business Services

        Business Services manages approximately 160,000 large-, medium- and small-sized business customers. The Sales & Service Management service unit primarily services customers on a personalized and customized basis. The Marketing & Product Management services unit primarily services customers needing standardized, non-customized products. Business Services is also responsible for the delivery of telecommunications services to business customers of both Business Services and Enterprise Services through its TC Operations service unit.

        Business Services' Sales & Service Management service unit addresses its customers' needs via four sales channels: Large Enterprises (LE), Medium Enterprises (ME), Small Enterprises (SE) and Public & Health organizations (P&H). Sales & Service Management is responsible for managing the customer relationships of the Business Services business unit.

        Business Services' Marketing & Product Management service unit is responsible for developing telecommunications offerings for medium- and small-sized companies and marketing products to such customers. Marketing & Product Management is responsible for the lifecycle management of products and solution modules, as well as the profitability of such products and modules, and for the costs of all purchased inputs relating to customer offerings. Marketing & Product Management is also responsible for innovation management, marketing control, management of purchased inputs and the regulatory compliance of products and services.

        TC Operations is responsible for planning, building and operating T-Systems' global telecommunications service-generating platforms and its customers' LAN and WAN networks. Additionally, TC Operations carries out the delivery functions of Business Services (as described in more detail below). TC Operations is also responsible for quality and process management, as well as the purchasing of telecommunications services (excluding intragroup purchasing).

  Enterprise Services

        Enterprise Services serves T-Systems' largest customers (approximately 60 multinational corporations and large public institutions) through its dedicated Sales & Service Management service unit. In addition, Enterprise Services also delivers information technology services, through its Systems Integration and IT Operations service units, for business customers of both Business Services and Enterprise Services. Enterprise Services' Sales & Service Management service unit provides services through five vertical market segments, called "Industry Lines," which reflect T-Systems' key customer accounts. Sales & Service Management is responsible for managing the customer relationships of the Enterprise Services business unit.

        IT Operations carries out the delivery functions of Enterprise Services (as described in more detail below). IT Operations provides ICT solutions to support business processes or takes over full responsibility for the operation of entire business processes of a customer. Accordingly, this service unit supplies customers with work stations, takes over a customer's operations, service and maintenance functions, and operates data centers, as well as provides systems and applications for customers.

        Systems Integration develops, integrates and manages customized ICT solutions for customers, including industry-specific, as well as industry-independent, solutions. Customer solutions include ICT solution consulting, software and platform development, migration services, systems integration and application management.

        Enterprise Services is organized along five defined Industry Lines, as follows:

  •
  "Telecommunications, Media & Utilities" — Includes other network operators and companies offering fixed-line, mobile and Internet telecommunications services, as well as media, ISP and utilities companies. T-Systems provides information technology outsourcing services and other IT systems, such as customer relationship management, customer care, call center and billing systems.

  •
  "Manufacturing" — Includes manufacturers of automobiles, aircraft and electronics, and manufacturers of component parts used by other manufacturers, including the automotive, aerospace, defense, high-tech, plant and mechanical engineering and process, and consumer goods industries. T-Systems provides electronic supply chain management, product life-cycle management and information technology outsourcing services.

  •
  "Services" — Includes the services industry, such as telematics, healthcare, insurance, travel, transport, logistics, professional, wholesale distribution and retail. T-Systems develops a variety of solutions, including sales support systems, billing solutions, shops for direct sales via the Internet, Internet-based reservation and booking systems and data management systems.

  •
  "Finance" — Includes banks and insurance companies. T-Systems develops a variety of solutions, including industry specific sales support systems and electronic banking solutions.

  •
  "Public" — Includes government agencies, state pension funds, the armed forces of the Federal Republic, research and teaching institutions and international organizations. T-Systems enables public entities (such as, federal ministries and state agencies) to establish innovative business processes, such as services to individuals through the Internet and the management of data and voice networks.

  Media & Broadcast

        Media & Broadcast is the leading provider of broadcast services in Germany and one of the leading broadcast providers in Europe. The main service, and its primary source of revenues, is television and radio network services, which include the planning, installation, maintenance, troubleshooting and operation of terrestrial television and radio transmission equipment. Media & Broadcast is responsible for the entire value chain (e.g., sales, projects, services) and offers these services to national and commercial broadcasters, television production companies and some international broadcasters.

  Detecon

        Detecon offers its customers integrated management and technology consulting. Detecon operates worldwide and focuses on implementing specialized solutions for the telecommunications market. Detecon markets its services separately from the Business Services and Enterprise Services business units.

  Service Offerings Portfolio

        T-Systems has structured its service offerings into three increasingly value-enhancing levels ("Focus Solutions"):

  •
  "ICT Infrastructure Management" — customers receive best-in-class, cost-efficient services through flexible ICT infrastructure management, such as complete SAP applications management, including operating and maintaining mainframe computers and desktop systems.

  •
  "Business Solution Design & Implementation" — customers are provided with complete ICT solutions for their particular business processes. These applications contribute to enhancing specific processes and enhance the value and cost-effectiveness for the customer, such as providing turn-key applications and systems that permit efficient supply chain operation and management.

  •
  "Business Process Management" — T-Systems takes responsibility for customers' complete process chains (business process outsourcing, enabling customers to concentrate on their core businesses, while at the same time allowing them to benefit from improved processes and cost-effectiveness. For example, T-Systems often takes complete responsibility for business processes, such as invoice management and operations, payroll accounting, and other management and operations on behalf of its customers—including the provision of all necessary equipment and personnel.

  Business Services

        Business Services offers a portfolio of telecommunications services, through TC Operations, to both its customers and those of Enterprise Services. This portfolio includes Network Services, Hosting Services, Global Network Factory-Services, and T-NetPro. In addition, certain T-Com products and services are offered by Business Services, through its Sales & Marketing Business Customers sales unit, described below.

  Network Services

        Network Services is responsible for the installation and operation of customized voice- and data-communications networks for businesses, non-profit organizations and the Federal Republic (including the Federal States and governmental agencies). Projects for customers are generally realized utilizing our global network infrastructure. Network Services provides fast, secure and reliable communication solutions worldwide.

        Network Services offers IP-based VPNs, intranet/extranet solutions based on IP/Multi-Protocol Layer Switching (MPLS), Voice VPN solutions based on traditional voice and VoIP technology, and Hosting Services. All services are designed as separate modules that can be combined to provide solutions for particular customer needs. Network Services' main offerings are:

  •
  "Global Frame Relay/Global ATM"—provides businesses with a cost-effective, flexible way to connect LANs, system network architecture, voice- and IP-based applications.

  •
  "Inter-Business Link/Global Business Link"—an international private leased circuit service with a standard bandwidth range from 64/56 Kbit/s to 622 Mbit/s (in specific cases up to 10 Gbit/s), which provides high-speed, high-quality leased-line connectivity between two endpoints.

  •
  "IntraSelect MPLS"—VPN solutions for "any-to-any" connectivity (any site of a customer is connected to any other site of the same customer), Internet access, dedicated firewall services, encryption services, remote dial-in services and VPN core services with different classes of services, and backed up with cross-service-level agreements ("cross-SLAs").

  •
  "Global Internet"—provides Internet connectivity across a range of access speeds, and complements the IntraSelect MPLS service by extending it to provide public Internet services such as e-mail and file-transfer, together with private intranet services within an IP-based VPN.

  •
  "T-VPN, Business Voice"—includes traditional PSTN voice (narrowband) solutions and Internet-based VoIP solutions. T-VPN combines traditional voice with value-added services (VAS) and VoIP solutions.

        Additionally, Network Services offers the implementation of customized voice communications networks for T-Systems' customers, and the design of complex call-center solutions, which assist customers with the professional management of their incoming calls, faxes and e-mails.

        Contracts relating to Network Services have an average duration of approximately three years. Voice services provided are billed on a per-minute basis, while data services are billed in terms of the bandwidth provided each month. Customers taking advantage of leased-line services pay an initial connection fee, based on the type of line leased, and thereafter pay monthly subscription charges, based on the line's capacity (narrowband or broadband), the length of the line (point-to-point connection) and the duration of the lease.

  Hosting Services

        Hosting Services enables our customers to employ Internet technologies in their businesses by arranging (or "hosting") the customers' Internet presence on T-Systems' servers, utilizing a reliable broadband connection through the T-Systems network. In addition, Hosting Services can also manage customer Web sites, which offers opportunities to employ additional value-added services. Hosting Services provides the underlying infrastructure that enables a customer's business to operate seamlessly and more efficiently.

        In addition, Hosting Services provides customers with the software necessary to maintain a secure and reliable Internet connection, through which a customer can manage its business through its WAN or LAN from a central location.

        Hosting Services also provides electronic marketplaces and portals, enabling enterprises to conduct business transactions electronically, either within a single industry or between enterprises of different industries. With these electronic marketplaces and portals, our customers can facilitate their relationships with suppliers ("supply-chain management") or with their customers ("customer-relationship management").

        Within Germany, the Broadband/Fixed Network strategic business area, through T-Com, also markets these Hosting Services to its very small business customers. Outside Germany, these services are marketed through arrangements with third parties. Contracts involving Hosting Services have an average duration of three to five years.

  Global Network Factory-Services

        Global Network Factory-Services is responsible for the global telecommunications service platforms of Business Services. For more information about these service platforms and the equipment necessary to operate them, see "—Description of Property, Plant and Equipment—Network Infrastructure—Cable Transmission Infrastructure—Global Network Factory-Services." As part of the strategic realignment of the Deutsche Telekom group, the global transmission infrastructure of the former Global Network Factory was transferred to the T-Com business unit as of January 1, 2005, and the remaining functions are now called Global Network Factory-Services.

  T-NetPro

        T-NetPro develops and operates customized telecommunications solutions for our group companies. T-NetPro's offering portfolio includes "customized campus solutions," "customized Internet and intranet solutions," "WAN solutions," customized voice solutions, combined data and voice solutions, security solutions (ranging from single firewalls to customized VPNs), mobility solutions (ranging from dial-ups to W-LANs), and network-related applications.

        T-NetPro's fixed assets mainly consist of service platform-related assets, primarily equipment in connection with technical network-related facilities.

  Sales & Marketing Business Customers

        Sales & Marketing Business Customers offers mainly voice-related services, network access and data communication products to small- and medium-sized business customers. This unit was transferred to T-Systems from T-Com as part of the strategic realignment of the Deutsche Telekom group. Accordingly, the products and services sold by Sales & Marketing Business Customers are supported through T-Com's fixed-line network. Sales & Marketing Business Customers offers its products and services through direct and indirect sales channels, as well as through a broad range of sales partners. The majority of its revenues in 2005 were derived from fixed-line network communications services (including both access and calling services revenues) primarily within Germany. Sales & Marketing Business Customers controls related fixed assets, which, based on book values as of December 31, 2005, mainly consisted of telecommunications network equipment (87%) and transmission equipment (12%). The service offering portfolio includes:

  •
  Network communications services, consisting of network access products and calling services;

  •
  Value-added services (special purpose telephony services);

  •
  Data communications services and solutions, including W-LAN, IP-based products (such as intranet and extranet solutions), the Telekom Design Network, Ethernet products and Internet solutions (such as "Company Connect" and "IP Transit");

  •
  Terminal equipment for purchase or rent, as well as leading IT manufacturers' products;

  •
  Installation and maintenance services, customer consulting, hotline and network management services;

  •
  Systems integration, including LAN and communications services; and

  •
  E-business solutions.

        For more information relating to these service offerings, see "—Broadband/Fixed Network—Operations in Germany—T-Com."

  Media & Broadcast

        Media & Broadcast has a comprehensive service portfolio, which includes television and radio networks, "Broadcast Contribution Networks" and satellite services. Its customers comprise national public and commercial broadcasters, television production companies and international broadcasters. In Europe, T-Systems is one of the leading providers of broadcast services in terms of revenues. As of December 31, 2005, T-Systems' broadcast network in Germany comprised more than 7,400 analog television and radio transmitters, and approximately 190 digital television and radio transmitters. In addition, Media & Broadcast has expertise in systems-equipment technology and digital broadcasting transmitters.

        Many of these services are delivered via T-Systems' own infrastructure. Media & Broadcast's main service, and its primary source of revenues, is television and radio network services, which include the planning, installation, monitoring, maintenance, troubleshooting and operation of terrestrial television and radio transmission equipment. T-Systems' television and radio transmission infrastructure is the basis for the nationwide, wireless provision of television and radio programming. Its customers include both commercial and public radio and television organizations, including the two leading German public television channels, ARD and ZDF.

        Media & Broadcast transmits television and radio programs within the framework of customer-specific contracts. Contract criteria include effective radiated power, quality, and "availability" (reliability of operations and downtime). Customers pay for Media & Broadcast services corresponding to their use of the services offered. Most contracts have an average duration of four to six years.

        Media & Broadcasts's "Broadcast Contribution Networks" provide links between multiple television and radio studios, and recording facilities, enabling the efficient exchange of television and radio content. Services include temporary transmission lines and outside broadcast units (such as, for live news reporting, sports coverage, open-air concerts) as well as permanent television and radio transmission links.

        Media & Broadcasts's satellite services include the marketing and delivery of satellite capacity, and the provision and operation of uplinks and downlinks. Contractual relationships are generally of a long-term nature (up to 10 years). For satellite capacity, T-Systems' normal practice is to conclude contracts for the entire useful life of the satellites concerned. T-Systems provides leased satellite capacity primarily to the major European satellite network operators, Eutelsat and SES Astra.

  Enterprise Services—IT Operations and Systems Integration

  Systems Integration

        Systems Integration (SI) provides advice and assistance for a company's entire "plan-build-run" lifecycle and employs approximately 13,000 employees worldwide (of which approximately 3,000 are employed outside Germany). Through its ICT solutions, SI increases the flexibility of business processes and its primary focus is on consulting (e.g., solution design), IT projects (e.g., solution implementation, along with development projects, including software and platform development, re-engineering and migration), and application lifecycle management. The focal points of SI's business model are:

  •
  "Industrialization"—relates to the introduction of uniform processes, methods and tools, and enhancing the re-usability of modular solutions. It is also defined by the maintenance of low-cost structures at production sites. For this reason, in 2004, T-Systems established T-Systems India Private Limited in order to provide offshore programming support, and a sourcing platform in St. Petersburg, Russia.

  •
  "Verticalization" — refocuses SI's business on five industries: Telecommunications, Media & Utilities; Manufacturing; Services; Finance and Public. This concentration on specific markets enhances the quality of marketing and sales activities and helps to achieve greater market and existing customer penetration. Cross-industry services are provided by a separate unit within SI.

  •
  "Internationalization" — through SI, an international network of people and organizations has been established to provide sales and services to international customers by offering them tailored, efficient solutions and service components.

        Detecon International GmbH, T-Systems' wholly-owned subsidiary, offers customers comprehensive management and technology consulting services. Detecon focuses on providing services to software and hardware suppliers of telecommunication systems, to the carriers and other service providers that use such systems.

  IT Operations

        IT Operations is responsible for providing services relating to customer IT infrastructure, including computing services, desktop services, application services and telecommunications services. IT Operations' services are offered to new and existing customers through Enterprise Services' Sales & Service Management service unit.

        IT Operations provides the personnel, servers and infrastructure necessary to operate the IT functions of T-Systems' customers. IT Operations is represented in a large number of locations throughout Germany and the world. As of December 31, 2005, IT Operations had a total of more than 17,000 employees, of whom approximately 73% were based in Germany.

        IT Operations comprises three main service lines: Desktop Services & Solutions, Computing Services & Solutions and Business Process Outsourcing. Desktop Services & Solutions delivers, operates and maintains desktop systems for customers, while Computing Services & Solutions operates data centers for customers, and manages the systems and applications which run in these data centers. Business Process Outsourcing operates solutions that support customers' business processes, taking "end-to-end" responsibility for those processes.

    Desktop Services & Solutions

        The Desktop Services & Solutions service line is responsible for the development and implementation of complete office systems solutions with wide-ranging responsibility for IT infrastructure. Other core services include stand-alone office systems solutions, including desktop operations, call-center and help-desk services, as well as the operation of computing services infrastructure, consulting and IT design. These services may include sales or leasing contracts relating to desktop computer hardware supplied by third parties. Through Desktop Services & Solutions, T-Systems provides cost-effective desktop services primarily to large customers. Such services cover the entire lifecycle of the workstations provided to the customer, and also include the remote configuration, trouble-shooting and debugging of software running on workstations serviced through Desktop Services & Solutions.

        Through Desktop Services & Solutions, IT Operations also ensures the proper operation of the workstations and services hardware and software products provided. As of December 31, 2005, more than 495,000 workstations with technical support included, and more than 800,000 workstations without technical support, were serviced through Desktop Services & Solutions. Help-desk services are primarily provided through the Services Office platform and the Call Center Platform Management (CCPM) services. The Services Office platform supports one of the largest and most sophisticated Microsoft Exchange applications worldwide, with more than 250,000 mailboxes as well as file, fax and SMS services. CCPM includes services that are required for the smooth operation of a call-center platform.

        In general, desktop services contracts have an average duration of two years. Customers pay for managed desktop services based on contractually agreed service levels. These agreements describe quantities of goods (i.e., the number of computers leased and maintained) as well as customer-specific availability and quality requirements for the services provided.

    Computing Services & Solutions

        Computing Services & Solutions provides customers with the ability to outsource their entire IT operations. The services offered include the operation of data centers, application management, user support and network management. Other services offered include the installation, operation and administration of central computer systems (mainframes), open computer systems (e.g., UNIX, Windows NT), data center infrastructure services and business applications, on behalf of its customers.

        Generally, contracts involving computing services have an average duration of four years or more. Customers pay for computing services based on contractually agreed service levels. These agreements describe the quantity, quality and extent of services to be provided.

    Business Process Outsourcing

        Business Process Outsourcing targets the following markets:

        Human Resources Solutions, including payroll accounting and travel expense management services, human resources support and time management;

        Billing Services for telecommunication companies, media companies and utilities, which involves settlement and collection services, from the collection and processing of data to the generation of invoices and billing;

        Finance & Accounting Services, which includes the processing of accounting-related business transactions according to national and international accounting standards;

        Managed Document Services, which include archiving, printing and mailing, as well as electronic data exchange; and

        Accounts Receivable Management/Debt Management for business customers, which includes credit rating checks, address investigation and other services.

  Seasonality

        The revenues of the Business Customers strategic business area are not materially affected by seasonal variations. However, its revenues may be subject to quarterly fluctuations depending on sales cycles (currently ranging between six and 18 months) and the purchasing patterns and resources of its customers, which are subject to general economic conditions and, therefore, difficult to predict. Accordingly, revenues received in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

  Suppliers

        The principal goods and services purchased by T-Systems are: computer hardware for client servers and mainframes, operating systems and applications software, network capacity, network services, telecommunications network components and IT consulting services. T-Systems manages the risks in the supplier relationships, as well as the risks associated with quality and cost considerations, on behalf of its customers. We do not believe that T-Systems is dependent on any single supplier.

  Dependence on Intellectual Property

        We do not believe that the Business Customers strategic business area is dependent on any individual patents, licenses or industrial, commercial or financial contracts. However, T-Systems is subject to third-party software licenses in connection with the services it provides to its customers. Any breach, violation or misuse of third-party software licenses could result in additional costs with respect to the particular projects that are the subject of such licenses.

  Dependence on Material Contracts

        Business Customers intends to become less dependent on internal customers (i.e., other Deutsche Telekom group companies) and to improve its market position with respect to external customers. In 2005, the other strategic business areas of Deutsche Telekom (primarily Broadband/Fixed Network and Mobile Communications) accounted for approximately 29.5% of Business Customers' total revenues, compared to 28.7% in 2004 and 28.4% in 2003. No other customer accounted for a significant portion of T-Systems' total revenues in 2005.

  Competition

        Business Customers operates in markets that are subject to intense competitive pressures, and the overall market has been characterized by consolidation and increased concentration during the past year. Business Customers faces a significant number of competitors, ranging in size from large IT and telecommunications providers to an increasing number of relatively small, rapidly growing and highly specialized organizations. Business Customers believes that its combination of service, performance, quality, reliability and price are important factors in maintaining a strong competitive position.

        Business Customers holds different market positions (based on total revenues) in different regions of the world. In Germany, Business Customers is the market leader in the IT and telecommunications areas. In Western Europe, Business Customers is one of the five largest vendors, together with IBM Global Services, EDS, HP Services and Accenture with respect to IT, and one of the four largest companies, together with BT Global Services, France Télécom/Equant and Telefónica, in the telecommunications industry. Globally, Business Customers ranks among the top 20 IT and telecommunications companies. Business Customers' global IT competitors include IBM, EDS, CSC, and Accenture. In the telecommunications area, Business Customers competes globally with AT&T Business Services, MCI, NTT, France Télécom/Equant and BT Global Services.

        Competition in the telecommunications markets in which Business Customers competes is very intense, both in Germany and globally. The competitive landscape over the past several years has been characterized by market participants attempting to reduce their indebtedness and increase their profitability through strategic refocusing and concentration on IP services. Business Customers expects this strategic refocusing to continue in 2006 and therefore expects similarly fierce competition.

        The ICT market has been characterized by consolidation and increased concentration (e.g., Infonet has been acquired by BT Group, AT&T has been acquired by SBC, and MCI has been acquired by Verizon). In addition, IT competitors, including IBM, EDS, CSC and Atos Origin, have entered the telecommunications and network business.

        Competition is also intense in the information technology area. The current market is characterized by strong pricing pressures, reduced customer IT budgets and prolonged customer sales cycles. As a result of these competitive pressures, many companies, including Business Customers, are attempting to maintain or expand market share through improved productivity, cost-cutting and efficiency measures, and reliance on IT expertise. This situation has also led to a consolidation in the IT sector, which Business Customers expects to continue for the foreseeable future. In addition, Business Customers expects that the global IT services markets recovery that commenced in 2005 will continue in 2006, and that higher market growth rates in some IT markets will be achieved thereafter (especially in the IT Outsourcing and Business Process Outsourcing markets), but competition will likely remain intense.

        We believe that Business Customers can compete effectively, largely due to its strategy of providing comprehensive solutions (planning, building and operating) to its customers' needs across a broad spectrum of IT and telecommunications activities. Offering substantial industry-specific expertise, Business Customers believes it can attain adequate margins and can respond to customers' requirements, acting as a full-service telecommunications and IT provider, effectively and efficiently supporting its ICT customers.

  Toll Collect

        As previously reported, in connection with a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system, we entered into an agreement dated September 2002 (together with all amendments thereto, the "operating agreement") with the Federal Republic (represented by the German Federal Ministry of Transport, Building and Housing (the "Federal Ministry")), DaimlerChrysler Financial Services AG ("DaimlerChrysler Services") and Compagnie Financiere et Industrielle des Autoroutes S.A. ("Cofiroute"). We refer to this project as the "Toll Collect project." The partners are responsible for the development of the toll collection system, which has been built and operated by the joint venture Toll Collect GmbH ("Toll Collect"). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. We and DaimlerChrysler Services have agreed to indemnify Cofiroute against certain financial obligations in excess of EUR 70 million.

        Commencement of operations of the toll collection system was originally planned for August 31, 2003. On February 29, 2004, the parties agreed to begin operations with on board units with slightly less than full technical performance no later than January 1, 2005 (Phase 1), which obligation was satisfied. On January 1, 2006, following issuance of the preliminary operating permit, the toll collection system began to operate with full technical performance as specified in the operating agreement (Phase 2). Toll Collect expects to receive the final operating permit in the second quarter of 2006.

However, should the final operating permit not be received by January 1, 2007, the Federal Republic may claim that it is entitled to terminate the operating agreement.

        The Federal Republic has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the consortium. The Federal Republic is claiming damages resulting from the delay in the commencement of operations and contractual penalties in an aggregate amount of approximately EUR 5.2 billion. Although the outcome of arbitration proceedings is difficult to predict, we believe that these claims are unsustainable and we are contesting the Federal Republic's claims vigorously. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Contractual Obligations and Other Commitments" and "Item 8. Financial Information—Legal Proceedings."

Group Headquarters and Shared Services

  General

        Group Headquarters and Shared Services ("GHS") performs strategic and cross-divisional management functions for the Deutsche Telekom group. Group Headquarters functions include those performed by many of our central departments, such as treasury, legal, accounting and human resources. Operating functions not directly related to the core businesses of our strategic business areas are considered shared services functions. These functions also include, among others, the administration and servicing of our real estate portfolio (primarily within Germany), fleet management and Vivento. Although many of the Group Headquarters and Shared Services functions are legally part of Deutsche Telekom AG, we manage Group Headquarters and Shared Services as though it were a separate legal entity.

  Principal Activities

        The real estate unit is, based on total and net revenues, the largest shared service within Group Headquarters and Shared Services. The real estate unit is responsible for renting and selling commercial real estate, and for providing facility management services for our group, primarily in Germany. Our real estate operations are conducted through various subsidiaries and include:

  •
  the internal and external group leasing and rental business;

  •
  the power supply and air conditioning solutions business related to our telecommunications facilities;

  •
  facility management services;

  •
  facility management services for Magyar Telekom and third parties in Hungary (our first foreign real estate-related operation);

  •
  the administration and disposition of our real estate interests (through Sireo Real Estate Asset Management GmbH, a joint venture of Deutsche Telekom AG, Corpus Immobiliengruppe GmbH & Co. KG, and Morgan Stanley Bank AG); and

  •
  the operation, management and servicing of our radio transmission sites, such as our radio towers and transmitter masts in Germany (primarily used in mobile, radio and satellite communications, as well as for television broadcasting).

        For more information about our real estate management activities and portfolio, see "—Description of Property, Plant and Equipment—Network Infrastructure—Real Estate."

        Vivento was established in 2002 with the goal of efficiently implementing our staff restructuring measures in a socially responsible manner. Through Vivento, displaced workers are retrained and equipped with new employment qualifications for permanent redeployment within the Deutsche

Telekom group or with external employers, or for project and temporary assignments. In addition to individual placements, Vivento staffs major projects and workforce-intensive operations and services. To create further employment opportunities, Vivento established and operates its own business lines. At the beginning of 2004, Vivento commenced providing call-center services primarily to some of our group companies and, to a lesser extent, to third parties. These call-center operations consist of a portion of the former call-center operations of T-Com, as well as those of Vivento Customer Services GmbH ("VCS"), which was established in the first quarter of 2004. VCS provides customer-relationship services, including call-center and back-office services, within the group as well as to third parties. VCS operates 18 sites throughout Germany and, as of December 31, 2005, employed approximately 2,800 people. In addition, approximately 400 people from Vivento were employed on a contract or temporary basis as of that date. In July 2004, Vivento set up a further business line by establishing Vivento Technical Services GmbH ("VTS"), which includes a transferred T-Com unit with approximately 350 employees. This company offers installation and after-sales services in the field of technical infrastructure within and outside the group. As of December 31, 2005, VTS had approximately 1,800 employees, and a further 500 were temporary staff from Vivento. In connection with our 2006-2008 personnel-reduction program, we plan to divest certain activities of our Vivento business lines (including VCS and VTS). For more information, see "Item 6. Directors, Senior Management and Employees—Employees and Labor Relations."

        During 2005, Vivento created new placement opportunities through several new projects. In addition to creating additional placement opportunities, Vivento will continue to emphasize cooperation with government agencies and public institutions as one avenue of providing new career prospects, in particular to employees with civil-servant status. This includes continuing its successful cooperation with the Federal Employment Agency (Bundesagentur für Arbeit) and municipal governments in connection with the Federal Government's "Hartz IV" program. In this project, Vivento employees assist the Federal Employment Agency with support and job placements for recipients of long-term unemployment benefits.

        Vivento's top priority is to assist with long-term staff reductions and redeployment within the Deutsche Telekom group. For this reason Vivento will continue to pursue its goal of placing as many employees as possible in permanent jobs outside and inside of the group.

        During 2005, approximately 2,400 of our employees were transferred to Vivento, out of a total of approximately 34,200 employees who have been transferred to Vivento since its creation. Approximately 60% of these employees were transferred from T-Com, both as part of T-Com's program to increase its efficiency, and through the transfer of some T-Com operations into the Vivento business lines. The remaining transferred employees either were apprentices who had finished their professional training within the group, but had not obtained full-time employment, or came from the other Deutsche Telekom's strategic business areas.

        At December 31, 2005, a total of approximately 18,900 employees had left Vivento since its creation, of which 6,100 left during 2005. As of December 31, 2005, approximately 15,300 employees were in Vivento, of which approximately 700 were permanent staff, 7,200 were employees of the Vivento business lines and approximately 4,700 were engaged on a temporary or contract basis within or outside of the group.

        The following table provides information regarding Vivento's employee structure and movements for the periods presented:

	2005(1)	2004(1)	2003(1)
Number of employees transferred to Vivento(2)	2,400	12,100	18,000
Number of employees that have left Vivento(2)	6,100	9,100	3,700
Total number of employees in Vivento as of year-end	15,300	19,000	16,000
of which: Operational staff of Vivento	700	700	400
of which: Number of employees in business lines	7,200	4,600	—

(1)
Figures have been rounded to nearest 100.
(2)
Operational staff of Vivento included.

        Our fleet management company, DeTeFleetServices GmbH ("DeTeFleetServices"), provides fleet management and mobility services, with approximately 42,000 vehicles provided to our group companies and affiliates within Germany. DeTeFleetServices also generates net revenues from third parties through its sale of used fleet vehicles.

        The Central Treasury department is primarily responsible for cash management, investments in securities, leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credit arrangements. Furthermore, this unit is responsible for the issuance of debt in the international capital markets, the handling of payments and clearing transactions, and foreign exchange and hedging activities. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

        T-Venture Holding GmbH ("T-Venture") is also included in Group Headquarters and Shared Services. T-Venture's mission is to scout new products, technologies and services and to acquire access to them on our behalf. Accordingly, a central corporate fund has been established for this purpose, in addition to the individual investments that can be made by our strategic business areas.

        The Telekom Training unit is responsible for providing professional training and qualification services for our employees within Germany. This unit also provided training for approximately 10,000 apprentices during 2005.

        Group Headquarters and Shared Services also includes the establishment and maintenance of international intellectual property rights for the Deutsche Telekom group, including the T-Com, T-Mobile, T-Online and T-Systems brands.

        Apart from our facility management operation in Hungary, Group Headquarters and Shared Services has only limited international activities, as most of our international operations have been transferred to our strategic business areas, and our non-core assets have been divested. In the first quarter of 2005, we sold our interest in Intelsat Ltd., which generated proceeds of EUR 0.1 billion. In 2004, we sold our interest in SES Global S.A., which generated proceeds of EUR 0.6 billion. In 2003, we sold certain of our minority and non-core shareholdings in various other entities, which generated aggregate proceeds of EUR 0.7 billion.

        Since January 1, 2005, the former shared service, Billing and Collection, has been managed by the Business Customers strategic business area under the T-Systems brand.

INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)

Innovation Strategy

        Our innovation strategy focuses on customers and their current and future requirements that we expect to have the greatest impact on our company in the coming years. In 2004, we developed our "4i" strategy, which comprises the following four focus fields, reflecting our strategic innovation portfolio and development priorities:

  •
  Intuitive Usability—seeks to make complicated services and functions more user friendly for all customers.

  •
  Intelligent Access—offers customers the best service available without requiring the user to manually select the network services and access.

  •
  Integrated Communication—promotes the appropriate connection and interaction of many tasks and devices to one another.

  •
  Infrastructure Development—creates the technological basis needed to meet bandwidth, mobility and security requirements in a cost-effective manner for our group and its customers.

        In 2005, we added a fifth focus field:

  •
  Inherent Security—offers our customers network-related security solutions utilizing future technologies and applications.

        Accordingly, our "5i" strategy reinforces our commitment to providing increased customer benefits.

        Systematic analysis and tracking of future customer needs helps us focus our research and development (R&D) efforts on the topics and technologies that are most relevant to our customers. Key innovation and performance indicators and processes enable us to evaluate and provide quality assurance throughout the group. Execution strategies and the timing of the introduction of products to the market are subject to group-wide contribution and effort.

        To implement our strategy, we have developed marketing plans relating to potential market opportunities.

Innovation Partnerships

        We believe that peering with other technology innovation leaders will result in an increased ability to leverage and improve our R&D efforts. In 2004, we and France Télécom agreed to jointly pursue certain R&D initiatives, such as home gateways (individual servers for managing communications, entertainment, and household systems). In April 2005, the Home Gateway Initiative was launched, in which nine founding telecommunications companies from Europe and Japan will cooperate with 48 other members worldwide to achieve cross-border specifications and standardization, to reduce costs to the consumer and to reach a broad market acceptance for triple-play services.

        We are continuing to manage the "Networked Worlds" (vernetzte Welten) project, established by the Federal Republic in 2004, together with contributors from the business and science sectors, as part of the German government's "Partners for Innovation" campaign. This is a partnership among industry, research institutions and the German government to develop joint projects, with the primary objective of developing standards and new technologies that will support new business applications, including future network security and functionality requirements.

        In April 2005, the "Deutsche Telekom Laboratories" was inaugurated in Berlin. Deutsche Telekom Laboratories operates as an annex of the Technical University of Berlin (Technische Universität Berlin). It is our aim to develop Deutsche Telekom Laboratories into a world-leading institute for research and development in the field of telecommunications. This research and development unit aims to achieve close collaboration between academia and industry, to rapidly transfer the results of scientific work into practical business applications, to generate new patents and to turn innovations into new marketable products.

Research & Development

        The refocusing of the R&D area in 2003 from technology-oriented development to customer-focused development resulted in the introduction of a number of innovative applications in 2005, such as "Mobile Coupon Service," a service capable of sending coupons directly to mobile telephones. This R&D project started within the "Permission Tracking & Tracing" project within Group Headquarters and Shared Services and has become a true collaboration project among our three SBAs.

        In 2005, we combined the central departments "Technology & Platforms" and "Innovation" to form "Technology & Innovation," a new central department that will harmonize and closely coordinate our strategies for developing new applications and products as well as network platforms.

Research and Development Expenditures

        In 2005, our expenditure on experimental, explorative, and pre-production research and development was EUR 0.2 billion (2004: EUR 0.2 billion; 2003: EUR 0.3 billion). Typical research and development activities included, in particular, the development of new data-transmission processes and innovative telecommunications products. In 2005, 2004 and 2003, investment in internally developed intangible assets amounted to EUR 0.2 billion. This investment related primarily to the development and adaptation of internally developed software, as well as software platforms and architectures, with the aim of improving processes for the provision and operation of services and products. As in previous years, the vast majority of this amount was attributable to the Broadband/Fixed Network and Mobile Communications strategic business areas.

Intellectual Property

        In 2005, we filed 412 patent applications worldwide. As of December 31, 2005, we held approximately 6,700 inventions and patent applications patents, utility models and design models (2004: 5,991; 2003: 5,282). Management of our intellectual property portfolio is based on strict cost/benefit considerations. The portfolio is reviewed on a regular basis and those intellectual property rights that are no longer relevant are eliminated.

ACQUISITIONS AND DIVESTITURES

        The following table presents each of the principal acquisitions and divestitures made by us during our last three fiscal years:

Year	Segment(1)	Event	Amount
			(billions of €)
2005	Broadband/Fixed Network	Purchase of shares in Telekom Montenegro	(0.1)
2005	GHS	Sales of shares in DeASat S.A.	0.1
2005	Mobile Communications	Purchase of shares in CMobil	(0.1)
2005	GHS	Sales of shares in Intelsat, Ltd.	0.1
2005	Mobile Communications	Sale of remaining shares in Mobile TeleSystems OJSC ("MTS")	1.2
2005	Broadband/Fixed Network	Purchase of additional shares of T-Online International AG	(1.8)
2005	Broadband/Fixed Network	Sale of shares in comdirect bank AG ("comdirect bank")	0.2
2004	Broadband/Fixed Network	Purchase of remaining shares in EuroTel Bratislava a.s.	(0.3)
2004	Mobile Communications	Sale of shares in MTS	1.3
2004	GHS	Sales of real estate	0.3
2004	GHS	Sale of shares in SES Global S.A.	0.6
2004	Broadband/Fixed Network	Acquisition of the Scout24 Holding GmbH	(0.2)
2004	Broadband/Fixed Network	Acquisition of Stonebridge Communications A.D.	(0.1)
2003	Business Customers	Sale of shares in TeleCash Kommunications-Service GmbH	0.1
2003	GHS	Sale of shares in Inmarsat plc	0.1
2003	GHS	Purchase of additional shares of T-Online International AG	(0.2)
2003	GHS	Sales of shares in Celcom (Malaysia) Berhad	0.1
2003	GHS	Sales of shares in Globe Telecom, Inc.	0.4
2003	Broadband/Fixed Network	Sale of interest in Kabel Baden-Württemberg GmbH & Co. KG	0.1
2003	GHS	Sales of shares in Eutelsat S.A. and Ukrainian Mobile Communications CJSC	0.2
2003	Mobile Communications	Sale of receivables in an asset-backed securitization transaction	0.5
2003	Mobile Communications	Sale of shares in MTS	0.5
2003	GHS	Sales of real estate	0.8
2003	Broadband/Fixed Network	Sale of six regional cable television companies	1.7

(1)
Reflects our reorganized business structure as of January 1, 2005.

REGULATION

Regulation in Germany

        The strategic business areas, entities and affiliates of the Deutsche Telekom group within Germany are mainly influenced by the decisions of the Federal Network Agency. The Federal Network Agency considers us to be dominant in several markets, especially in fixed-line network calling services. The decisions of the Federal Network Agency have had, and will continue to have, significant effects on the level of competition in the markets for regional and local calls and access to our fixed-line network.

  Liberalization

        The legal framework for the regulation of the telecommunications sector in Germany was completely transformed through the Telecommunications Act, which became effective on August 1, 1996. The Telecommunications Act required the complete liberalization of the German telecommunications market by January 1, 1998, as mandated by the directives of the E.U. Commission as part of its liberalization effort, which had begun in 1989.

        On June 26, 2004, amendments to the Telecommunications Act became effective. Although several changes have been made to the regulatory framework and the precise effects of the amendments to the Telecommunications Act are still not entirely definite in all segments of the telecommunications market, it is already clear that regulatory intervention will continue in certain specific market sectors of our business. The Federal Network Agency is required to decide which telecommunications products and services are to be regulated in a particular market segment. The Telecommunications Act requires regulation of services that are considered by the Federal Network Agency to involve a provider with "significant market power." The Telecommunications Act is based upon the new E.U. regulatory framework on telecommunications. For more information on the E.U. regulatory framework, see "—The E.U. Regulatory Framework—The New E.U. Regulatory Framework."

  The Regulatory Framework

        The Telecommunications Act allows virtually unrestricted market access by qualified entrants. The principal objectives of the Telecommunications Act are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telecommunications services throughout Germany and to provide for the regulation of frequencies. The Telecommunications Act aims to achieve these objectives principally by allocating frequencies, securing universal service and subjecting, in particular telecommunications markets, providers with significant market power (SMP) to a special regulatory framework.

  Regulatory Supervision

        The Federal Network Agency has significant powers under the Telecommunications Act, including the authority to control network access and interconnection, and to approve or review the tariffs and tariff-related general business terms and conditions of providers with significant market power. It also has the authority to assign and supervise frequencies and to impose universal service obligations.

  Licensing and Notification Requirements; Allocation of Frequencies

        As of July 25, 2003, the Federal Network Agency abolished the requirement to obtain special licenses for telecommunications services. However, approvals are still required to obtain scarce telecommunications frequencies. Frequencies are to be allocated upon request on a non-discriminatory basis according to objective and verifiable criteria. Frequencies may be awarded by auction or by competitive bidding, if the Federal Network Agency determines that frequencies are not available in sufficient quantity for all applicants, or if multiple applications are submitted for the same frequency.

        Payment of an initial frequency fee is required in connection with the grant or allocation of frequencies. In addition, annual contributions to cover the costs incurred by the Federal Network

Agency in planning and administering efficient and interference-free frequency usage are also required. Furthermore, any entity operating public telecommunications networks and/or providing public telecommunications services on a commercial basis is required to notify the Federal Network Agency of its operations.

        Since 1992, T-Mobile Deutschland has held a mobile (Class 1) license to establish and operate a public digital telecommunications network, based on the GSM standard, with 2 × 12.4 MHz spectrum in the 900 MHz band. This license was originally awarded to Deutsche Telekom (then, Deutsche Bundespost Telekom) in 1990. Following an auction in 1999, T-Mobile Deutschland's GSM license was broadened to include 2 × 5 MHz in the 1800 MHz band. The license will expire on December 31, 2009. Procedures relating to the extension of this license beyond its current expiration date have not yet been established.

        In 2000, T-Mobile Deutschland acquired a UMTS/IMT-2000 license with a frequency allocation of 2 × 10 MHz paired ("FDD") spectrum and 5 MHz unpaired ("TDD") spectrum in the 2 GHz band. This license will remain in force through the end of 2020, provided that T-Mobile Deutschland complies with the general requirements of the Telecommunications Act and the specific conditions of the license. T-Mobile Deutschland's population coverage obligations under the license are 25% by December 31, 2003, which has been achieved, and 50% by December 31, 2005, which has been achieved.

        The Telecommunications Act also contains rules relating to spectrum trading. These new rules will not affect the use of existing spectrum rights by us or our competitors, as such rules are restricted to newly allocated spectrum.

        One of the six UMTS licenses that were allocated in 2000 was returned to the Federal Network Agency at the end of 2003. The relevant spectrum (10 MHz paired spectrum and 5 MHz unpaired spectrum) will be reallocated in the future. However, it is not yet known under what timeframe and conditions such reallocation will take place.

        Pursuant to the 2004 amendments to the Telecommunications Act, new regulatory fees will, in the future, be imposed based on the revenues of respective telecommunications companies. This provision may have a disproportionate effect on large companies, such as Deutsche Telekom, and may have a material adverse effect on our results of operations. The details on how these new regulatory fees will be calculated have not yet been determined and will be promulgated in a separate ordinance, which is expected to become effective during 2006.

  Special Requirements Applicable to Providers with Significant Market Power

    General

        The Federal Network Agency may subject providers with SMP, and their affiliates, to special rules and obligations, including the following:

  •
  The prior approval or retroactive review of tariffs by the Federal Network Agency, insofar as such tariffs and conditions relate to a market in which the provider holds SMP. For more information, see "—Pricing."

  •
  The obligation to offer other companies unbundled special network access (including interconnection) as well as access to certain services and facilities on a non-discriminatory basis. For more information, see "—Network Access."

  •
  The obligation to provide "universal services," which may also be imposed on providers with a market share of 4% or more. For more information, see "—Network Access—Universal Services."

        In addition, providers with SMP can be obliged to maintain segregated accounting systems with regard to access services to allow for transparency with respect to various telecommunications services and between such services and unregulated services in order to prevent, among other things, the cross-subsidization of services. In this regard, the Federal Network Agency may specify the structure of internal accounting for particular telecommunications services.

        Furthermore, under general competition law principles, market-dominant enterprises may not abuse their dominant position. For more information, see "—Competition Law."

        "Significant market power" under the Telecommunications Act is defined as the ability of a provider to behave independently of its competitors and end users. Such a position is determined in line with an E.U. guideline based on E.U. competition case law. Based on this case law, in general, a company will be presumed to have SMP if its share of a particular market exceeds 40%. The determination of the product and geographic markets affected, and the criteria relating to SMP under the Telecommunications Act, are made by the Federal Network Agency in agreement with the Federal Cartel Office (Bundeskartellamt).

        Under the SMP concept, companies affected by these regulations have to look to E.U. law and practice for guidance with respect to the actions likely to be undertaken by the Federal Network Agency. The question as to which telecommunications markets the stricter regulatory obligations of the Telecommunications Act apply is now decided pursuant to a specific "market analysis procedure." The results of the analysis are then reviewed on a two-year cycle. The starting point for this market analysis is the "E.U. recommendation on relevant markets," which specifies a list of telecommunications markets that are susceptible to sector-specific regulation. The recommendation includes the retail markets for fixed public telephone services and leased lines and the wholesale markets for unbundled local loop, fixed-line network interconnection, leased lines, broadband access, mobile termination/access, and origination/international roaming and broadcasting transmission services. For more information, see "—The E.U. Regulatory Framework—The New E.U. Regulatory Framework."

        We believe that, for the foreseeable future, the Federal Network Agency is likely to view us as a provider with SMP in various German markets for certain public voice telephony services in the fixed network and in other markets, including most of those in which we held monopoly rights in the past. As a result, we expect that the stricter regulatory provisions of the Telecommunications Act relating to providers with SMP will be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to gain SMP in the near future, we expect that we will have to compete in important markets with providers not subject to these stricter regulatory obligations. Therefore, these competitors may have more flexibility than we have in terms of the selection of services offered and customers served, pricing and the granting of network access.

  Pricing

        Under the Telecommunications Act, tariffs for telecommunications access services offered by providers with SMP and their affiliates can be subjected to price regulation, insofar as it relates to a market in which SMP has been determined to exist. Other tariffs are essentially unregulated. The tariffs of all providers in Germany are, however, generally subject to E.U. and German law, including competition and consumer protection laws and ordinances. In addition, tariffs for universal services must be set at an "affordable price." For more information, see "—Network Access—Universal Services."

        The Telecommunications Act distinguishes between tariffs that require prior regulatory approval and those that are subject to retroactive review. In general, wholesale pricing requires prior approval, whereas retail pricing is subject to retroactive review. But nevertheless, at present all retail pricing measures must be disclosed to the Federal Network Agency two months before they become effective.

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

        Under both approaches, the Federal Network Agency may not approve tariffs that:

  •
  exceed the costs of efficient provision of the relevant service;

  •
  include discounts that prejudice the competitive opportunities of other companies in a particular telecommunications market; or

  •
  discriminate among customers for the same or similar services in a telecommunications market, unless such discounts or discriminatory features are objectively justified.

    Price-Cap Approach

        In December 2001, the Federal Network Agency established its second price-cap regime, with respect to baskets for access and calls. This second price-cap regime was applicable from 2002 to March 31, 2005. We do not expect a subsequent price-cap regime to be introduced because there is already sufficient competition on the relevant markets. Under the amended Telecommunications Act, our retail tariffs for access and calls are only subject to retroactive review by the Federal Network Agency for the time being. Accordingly, no final decision will be known until the Federal Network Agency finalizes its market analysis procedures relating to the markets for access to the public telephone network, and for telephone services at a fixed location for end customers. In addition, the price-cap approach was not applied to the markets for wholesale products, and we do not expect this situation to change for the time being.

    Cost-Based Approach for Wholesale Products

        Tariffs which require prior approval are eligible for approval when they do not exceed the costs of efficient service provision. The costs of efficient service provision are derived from the long-run incremental costs of providing the service and an appropriate mark-up for volume-neutral common costs, inclusive of a reasonable return on capital employed. Therefore, we have to submit cost-allocation documents to the Federal Network Agency with each prior approval procedure.

    Cost-Based Approach for Retail Products

        The markets for retail products have now reached the point where abuse through the imposition of excessive charges is no longer the focus of attention. Instead, the amended Telecommunications Act is focused on price floors. Abusive practices are suspected when prices do not cover costs, i.e., when they fall below their long-run incremental costs ("price dumping"), or if the difference between the wholesale price and the retail price is not sufficient to allow an efficient competitor to generate a suitable return ("margin squeeze"). As a result, we expect that the Federal Network Agency will include both a price-dumping test and a margin-squeeze test in its retroactive tariff-review procedures in the future. For more information, see "—Retroactive Review of Tariffs." However, the price-dumping regime previously used by the Federal Network Agency (wholesale prices plus 25%) will continue to be used to test the existence of a margin squeeze. The Federal Network Agency uses a modified version of this test to detect price dumping (wholesale prices plus 12.5%). In addition to these tests, the Federal Network Agency retains the option of using benchmarks—which are preferred under the amended Telecommunications Act—as well as requesting cost-allocation documents from providers.

  Retroactive Review of Tariffs

        Under the amended Telecommunications Act, all retail pricing measures of providers with significant market power are subject to retroactive review ("ex post rates regulation"). Where planned rates would be clearly abusive, the Federal Network Agency is required to prohibit introduction of such rates within a period of two weeks of receiving notice of the measures. On December 14, 2004, despite the market analysis procedures having not been finalized, the Federal Network Agency imposed on us, as a preliminary measure, the obligation to disclose to it any new retail pricing measures or changes of conditions two months before they become effective. This tariff procedure applied for the first time upon the introduction of our new tariff structure on March 1, 2005. The Federal Network Agency is furthermore required to initiate examination proceedings ("ex post rates investigation") if it becomes aware of facts indicating that tariffs requested by providers with SMP are abusive. Within a period of two months of an investigation being opened, the Federal Network Agency may object to such tariffs and declare them invalid. It can at the same time mandate "non-abusive" tariffs.

  Tariffs

        As of November 2005, T-Com was no longer classified as having a dominant position in the international call market. These services will, however, be taken into account in a review undertaken as part of a retroactive procedure if they form part of a product bundle that contains regulated components.

  Network Access

        The Telecommunications Act authorizes the Federal Network Agency to impose specific network access obligations on network operators with SMP. It provides details concerning these obligations and specifies the manner in which network access (including interconnection) is to be accomplished.

  General Obligations

        Every operator of a public telecommunications network, irrespective of its market position, is obligated, upon request, to make an interconnection offer to other network operators for interconnection with its network. If the parties cannot agree on the terms and conditions of such interconnection, upon application by one of the parties, the Federal Network Agency can compel an operator that controls access to end users to allow interconnection to its network and can impose other access obligations.

  Provisions Applicable to Providers with Significant Market Power

        According to the amended Telecommunications Act, access regulation is to be determined based on the outcome of the market analysis procedure performed by the Federal Network Agency. This market analysis must take into account the E.U. recommendation that specifies a list of telecommunications markets that are considered to be susceptible to, and may therefore warrant, regulation. The Telecommunications Act also identifies several other potential access markets that may be subject to regulation, such as resale, billing services, and unbundled broadband access. The Federal Network Agency may issue regulatory orders (Regulierungsverfügung, "Regulatory Ordinance"), which could include market definitions, the determination of network operators with SMP and appropriate access obligations. Any such orders may relate to network access obligations and may require us to make such offers to our competitors.

        A provider with SMP for telecommunications services to the public in a particular market segment may also be obliged to grand, to competitors active in the same market, access to services that it uses internally for the provision of such telecommunications services to the public. Such access must be provided under the same conditions that the provider with SMP applies to itself, unless the offering of different conditions can be justified.

  Fixed-Fixed Interconnection

        Since January 2002, there has been an "element-based" interconnection tariff system in Germany, which we believe is the international norm. Under this system, the tariff for transmission of traffic is based on the number and type of network elements used in transmission, and not on the distance over which the traffic is transmitted. The Federal Network Agency determined our current interconnection pricing levels in November 2003. These tariffs are valid from December 1, 2003 to May 31, 2006. Compared to the previous period, the tariffs were reduced by the Federal Network Agency by 9.5%. This enables competitors in the inter-exchange markets to lower their prices for fixed-line international and domestic long-distance calls. However, we have initiated legal proceedings against the level of the price reductions mandated by the Federal Network Agency, which are still pending. For more information, see "Item 8. Financial Information—Legal Proceedings—Proceedings Against Decisions of the Federal Network Agency." Also some carriers have initiated legal proceedings against the price decision of the Federal Network Agency in order to lower the tariffs. These proceedings are still pending as well. T-Com applied for new fixed-fixed interconnection tariffs on February 2, 2006. We applied for higher tariffs in the local segment and for lower tariffs in the single and double transit segment. The final decision of the Federal Network Agency is expected in April 2006.

        After concluding the market analysis procedures imposed by the amended Telecommunications Act, the Federal Network Agency, on October 5, 2005, published a Regulatory Ordinance in the area of interconnection services. Pursuant to this ordinance, Deutsche Telekom is considered a provider with SMP in the three interconnection services markets and, consequently, we are obligated to provide interconnection and conveyance services, and we are required to grant, for interconnection purposes, colocation rights to our competitors. Colocation rights give a competitor the right to share certain physical premises with us. In addition, we are also obligated to allow our competitors to interconnect directly with other carriers within our colocation rooms and to share their transmission paths. The rates we may charge for such interconnection and conveyance services, as well as for granting colocation rights, remain subject to the prior approval of the Federal Network Agency. With this ordinance the Federal Network Agency also imposed on us the obligation to submit a reference offer for the provision of those interconnection services for which there is general demand by our competitors. On November 4, 2005, we initiated legal proceedings against the obligation to allow our competitors to interconnect directly with other carriers within our colocation rooms. For more information, see "Item 8. Financial Information—Legal Proceedings—Proceedings Against Decisions of the Federal Network Agency."

        We pay termination charges for calls initiated on our networks that terminate on the networks of other carriers. Previously these charges had been billed on a reciprocal basis, i.e., at the termination rate approved by the Federal Network Agency that we may charge other carriers for the termination of calls on our networks. On September 20, 2004, however, the Federal Network Agency stipulated a mark-up of EUR 0.0017/minute (excluding VAT) on the termination rates applicable to approximately 40 non-market dominant carriers. As a consequence, every operator who terminates calls on these networks has to pay this higher, non-reciprocal termination charge. Accordingly, we add a mark-up of EUR 0.0017/min (excluding VAT) onto the retail prices we charge for calls terminating on these networks. The Federal Network Agency's decision regarding this mark-up is valid until May 31, 2006.

  Fixed-Mobile Interconnection

        T-Mobile Deutschland and T-Com have concluded an agreement on the reduction of national termination rates from EUR 0.132 to EUR 0.11 as of December 15, 2005. T-Com also agreed on the same terms with Vodafone, and slightly higher termination rates with O2 and E-Plus (from EUR 0.149 to EUR 0.124 as of December 15, 2005). As a result, T-Mobile Deutschland's termination rates are below the E.U. average. However, further price cuts may be required as a result of regulatory procedures and the ongoing market analysis procedure currently being conducted by the Federal Network Agency, which expects further voluntary reductions by operators. For more information, see "—Provisions Applicable to Providers with Significant Market Power." Such regulatory intervention may have a material impact on our termination revenues.

        T-Com is required to offer all German fixed-line carriers transit rights to all German mobile operator networks at regulated rates. These rates consist of a charge for transit through Deutsche

Telekom's network and the termination charge of the relevant mobile operator. However, only the transit-charge portion is subject to such regulation.

  Local Loop Access

        After concluding the market analysis procedures imposed by the Telecommunications Act, the Federal Network Agency, on April 20, 2005, published a Regulatory Ordinance in the area of access to the local loop, which confirmed our SMP status in this area. Accordingly, although we have offered unbundled local loop access since 1998, this decision confirmed that we are still obligated to offer such access to other carriers. By allowing competitors to connect to customer access lines within our local networks, unbundling of the local loop allows our competitors to gain direct access to customers without having to build local networks of their own. In this way, competitors are able to use our customer access lines to offer a wide range of local services directly to customers.

        We are involved in a number of pending legal proceedings regarding recent decisions of the Federal Network Agency that concern access charges relating to the local loop, and which have resulted in severe reductions in our charges for such access. We believe that the Federal Network Agency did not take into account a number of our costs that were justifiable costs for these services, and if it had done so, our permitted local loop access charges would have been higher. For more information, see "Item 8. Financial Information—Legal Proceedings—Proceedings Against Decisions of the Federal Network Agency."

        On April 29, 2005, the Federal Network Agency reduced the monthly line rental charges we are allowed to charge our competitors from EUR 11.80 to EUR 10.65. These charges are valid for the period from April 1, 2005, to March 31, 2007. The decision of the Federal Network Agency is based on a decrease of the interest rate on capital from 8% to 7.15% and an alleged reduction in overhead costs. On August 3, 2005, the Federal Network Agency also decided to reduce the one-time activation (takeover of an existing line) charge for subscriber line rental we are allowed to charge our competitors, by approximately 10%, to EUR 45.61 for the most common type of the subscriber line (copper wire pair with high bit-rate use). The corresponding cancellation charges have been reduced as well. In cases in which a customer switches to another carrier or returns to us, the charges were reduced to EUR 5.80 (approximately 71% lower than before). These amended tariffs are valid until June 30, 2007. Due to the importance of customer line rental to our wholesale business, we expect these reductions to have negative effects on the revenues of our T-Com business.

        Since January 2001, we have been offering line sharing (i.e., using a single access line for multiple purposes, including sharing access with competitors) in accordance with E.U. requirements. On August 3, 2005, the Federal Network Agency reduced the monthly line sharing charges from EUR 2.43 to EUR 2.31. This decision was based on a finding of a decrease in overhead costs and a rejection of certain cost-allocation factors. Further, the Federal Network Agency decided on the one-time activation charges for the provision of line sharing, which will be reduced to EUR 51.43. Another reduction concerns the one-time cancellation charges for line sharing, which were lowered to EUR 10.48 and EUR 51.22, respectively (with/without switching the end customer's access to another carrier using line sharing). The amended tariffs are valid until June 30, 2007. However, it became necessary to change our application of these charges in order to prevent the E.U. Commission from opening formal proceedings against us. The E.U. Commission had concluded that there was a negative margin between our line-sharing and T-DSL tariffs, which, in its view, was abusive pursuant to Article 82 of the Treaty of the European Community (the "E.C. Treaty"), because this would not allow our line-sharing customers to effectively compete with us in the retail DSL market. The E.U. Commission inquiry has not yet been finally concluded. Until the end of 2006, we will have to report the development of our wholesale line-sharing and retail DSL tariffs to the E.U. Commission on a regular basis.

        With the Regulatory Ordinance of April 20, 2005, the Federal Network Agency imposed on us the obligation to submit a reference offer of unbundled services to our competitors. This reference offer provides for penalties and extended possibilities of cooperation with carriers in the context of colocation. Since this reference offer is still under regulatory examination, we do not know for the time being, to what extent the Federal Network Agency will accept our proposals or impose further regulatory measures upon us.

  Carrier Selection

        Carrier selection for long-distance calls was introduced in the German market in 1998. Since April 25, 2003, we have been required to allow our customers to select alternative local carriers on a call-by-call basis. In addition, permanent customer pre-selection of alternative local carriers commenced on July 9, 2003. On June 4, 2003, the Federal Network Agency approved a one-time fee of EUR 4.40 for the service of pre-selection for local calls, pre-selection for long-distance calls and for a service where pre-selection for local and long-distance calls are ordered together.

  Leased Lines

        In May and July 2002, the Federal Network Agency imposed on us the obligation to modify our contractual conditions for the provision of leased lines to competitors. We were required, among other things, to include in our contracts clauses obligating us to pay penalties in cases of delay, expand wholesale supply and warrant certain delivery periods. In response, we initiated legal proceedings in the Cologne Administrative Court (Verwaltungsgericht Köln). On September 12, 2005, the Federal Network Agency repealed its decisions. Therefore, we abandoned our lawsuit, and the proceedings were subsequently closed by the Cologne Administrative Court.

        In January 2005, the Federal Network Agency approved our leased-line tariffs. Nevertheless, in February 2005, we initiated legal proceedings against the Federal Network Agency's decision to require prior approval of tariffs, which it had made before the completion of its market-analysis procedures. The proceedings in the main action are still pending, and we have committed ourselves to leaving all of the conditions and prices for leased lines unchanged until a final regulatory ordinance has been issued. In response, the Federal Network Agency accepted our self-obligation and decided not to impose the prior-approval requirement prior to the conclusion of its market-analysis procedures with respect to leased lines and the release of the associated Regulatory Ordinance. On January 25, 2006, the Federal Network Agency released its draft of the market analysis for the leased line market. According to this draft, we expect that we will no longer be considered to have SMP status in the market for wholesale leased lines of bandwidths higher than two Mbit/s.

        Our current tariffs for analog and digital retail leased lines are valid until the Federal Network Agency issues a final Regulatory Ordinance, and our tariffs for digital wholesale leased lines are valid until November 1, 2006.

  Resale

        Under the Telecommunications Act, the Federal Network Agency is authorized, at its option, to require us to offer to our competitors for purposes of resale the same services that we offer our own customers. However, the Federal Network Agency has not required any resale offers since the entrance in force of the Telecommunications Act. As far as the possible obligation to offer unbundled resale is concerned, the Telecommunications Act does not authorize the Federal Network Agency to impose this kind of obligation before July 1, 2008. We believe that the financial consequences of our becoming required to provide such services on an unbundled basis could be significant, because our competitors, without having to build their own networks, could be able to compete with us quickly.

  Internet Access

        We offer various Internet access services for alternative carriers via our PSTN. The prices of those services are regularly determined by the Federal Network Agency in a "prior approval of service" procedure, which takes place every other year. In its most recent such decision at the end of

January 2005, the Federal Network Agency reduced the relevant Internet access charges by an average of approximately 2%. The new tariffs are valid from February 1, 2005, to May 31, 2006. Some carriers have initiated legal proceedings against the price decision of the Federal Network Agency in order to lower the tariffs. Should these legal proceedings succeed, this would have retroactive consequences for T-Com. On February 2, 2006, T-Com applied for higher tariffs in the local segment and for lower tariffs in the single and double transit segment. The final decision of the Federal Network Agency will be known in April 2006.

        The Internet Access tariffs of T-Online which are offered to end users are not subject to regulation under the Telecommunications Act. However, Internet subscribers are indirectly affected by the regulation of tariffs, including wholesale costs and charges for telecommunications services. In June 1999, the Federal Network Agency ruled that the Internet access charges of T-Online are not subject to price regulation because the dominant feature of online services is not telecommunications, but "tele-services" (Teledienste). Nevertheless, there are some indications that the Federal Network Agency may change its view of such price regulation in the future. The Telecommunications Act considers regulation as technologically neutral, which means that any kind of electronic communication may fall under the scope of the Telecommunications Act. Therefore, an extension of sector-specific regulation to the Internet access market cannot be ruled out and will depend on the results of the current market analysis procedures. Moreover, the proposed merger of T-Online into Deutsche Telekom may influence the regulatory setting. As the products and services of T-Online have been considered very closely by the Federal Network Agency in the past year, the regulatory risk has risen and may lead to regulatory measures in the near future.

  Broadband Products

        An important element of T-Com's broadband strategy will be the expansion of a high-speed Internet infrastructure. Although VDSL lines have been included to some extent in the market for broadband wholesale services, we are confident that this new infrastructure will be classified as an emerging market and that no access obligations will be imposed on us, although we cannot be certain that this will be the result. The rollout in ten cities has already begun. Further rollout will only be implemented if such an investment is economically viable in the regulatory environment. The final decision on the scope of regulation for this high-speed Internet infrastructure is still open and will depend on upcoming regulatory decisions as well as on a new amendment to the Telecommunications Act, which is currently under way, but will not become effective before autumn 2006.

        According to the market analysis for broadband wholesale services, which procedure is expected to be completed in 2006, we are classified as having SMP status and, therefore, this market will be subject to regulation. Due to the special network topology in Germany, the Federal Network Agency defines a market for IP-Bitstream Access and a market for ATM-Bitstream Access. The extent to which the Federal Network Agency will impose regulatory measures upon us cannot be foreseen at present, since the associated Regulatory Ordinance will not appear until the first half of June 2006.

        T-Com already offers various broadband wholesale products that provide our competitors with opportunities to construct their own DSL-related offerings, depending on their particular network structures. Besides unbundled local loop and line sharing, T-Com offers its Resale DSL product on a voluntary basis. Since August 1, 2004, we have concluded several Resale DSL agreements with competitors and without the intervention of the Federal Network Agency.

        ZISP is a wholesale broadband service that T-Com is obliged to offer to ISPs. This service is designed to connect T-Com's DSL lines and the Resale DSL lines to the IP backbone of the ISPs so that they can set up end-to-end services to their customers. On October 28, 2005, the Federal Network Agency approved ZISP tariffs that are 5.8% lower than the tariffs previously approved. The new tariffs are EUR 0.49 per ten Kbit/s and are valid until November 30, 2007.

        Since August 2004, T-Com has been offering its Bitstream Access ("BSA") product on a voluntarily basis. This product is a combination of DSL resale products with additional wholesale IP transport services (for example, ZISP, ISP-Gate, Online-Connect). This product enables ISPs and network operators without their own infrastructure to transport broadband traffic between end-customers and the IP networks of our competitors. In the middle of 2005, T-Com launched an ATM-based Premium Bitstream Access product, which is also offered on a voluntarily basis.

        Under the Telecommunications Act, the Federal Network Agency can impose on T-Com the obligation to offer unbundled broadband access to its competitors. This could also include the obligation to unbundle a wholesale DSL product from the existing telephone lines. No final decision will be known, however, before the Federal Network Agency completes its market analysis procedure for the broadband wholesale services market.

  Voice over IP

        Voice over IP services are currently not subject to regulation in Germany. However, regulatory intervention is possible in the near future. In September 2005, the Federal Network Agency published guidelines regarding the regulatory treatment of VoIP, which signal an increasing regulatory risk.

        According to these guidelines, VoIP services are classified as electronic communication services which must be made subject to lawful interception by law enforcement authorities. The Federal Network Agency hinted that VoIP could also be seen as a publicly available telephone service, which would entail an emergency services obligation as well. However, with further development of VoIP and the increasing use of nomadic services in general, the Federal Network Agency has requested all market participants to submit proposals for the technical solution of emergency services.

        Furthermore, VoIP services have been classified into the same market as PSTN voice services in the ongoing market analysis procedures. However, since the relevant market analysis procedures have not yet been completed, we do not yet know to what extent VoIP services will be regulated. We expect a regulatory ordinance in the near future.

  Universal Services

        The Telecommunications Act includes provisions to ensure the availability of certain basic telecommunications services (referred to as "universal services") throughout Germany. Universal services include public fixed-line network voice telephony with certain ISDN features, directory services, telephone books, public pay phones and certain categories of transmission lines. These services must be universally available to all customers at a price determined by the Federal Network Agency to be an "affordable price."

        Under the Telecommunications Act, if a universal service in a particular product and geographic market is not being appropriately and adequately provided, or if there is reason to believe that such provision will not be accomplished, each provider with a share of at least 4% of the product market for such service, or a position of significant market power in the relevant product and geographic market, can be required to contribute to the cost of providing such universal services. Contributions are required if the provider of a universal service proves that the long-term additional costs of providing the service efficiently in the relevant geographic market, including adequate interest on capital employed, exceed the revenues from providing that service at an affordable price.

        We currently provide the universal services specified by the Telecommunications Act voluntarily and without compensation. If we decide to stop providing any of the services referred to in the Telecommunications Act, we must give at least one year's advance notice. We expect that we will, for some time to come, be the only provider considered suitable for being subject to the universal services obligation. Accordingly, it may prove difficult for us to cease providing universal services in some markets, although we may be able to claim special compensation.

        If we become formally required to offer universal services, and if the revenues from providing those services are insufficient to cover our additional costs relating thereto, the compensation granted under the Telecommunications Act may be insufficient to cover our full costs of providing that service. This is more likely than not to be the case, because we are required to contribute to the cost of providing these services in proportion to our market share.

  Customer Protection Ordinance

        The Telecommunications Customer Protection Ordinance (Telekommunikations-Kundenschutzverordnung, the "Customer Protection Ordinance") covers special rights and obligations between providers of telecommunications services to the public and their customers, who may be either end-customers or competitors, to the extent that they have concluded a contract or intend to conclude a contract with the relevant telecommunications provider. As a result, nearly all our products and services, with only a few exceptions, such as the marketing of telephones, are subject to the provisions of the Customer Protection Ordinance.

        Pursuant to the Customer Protection Ordinance, market-dominant providers of voice telephony must, upon request, eliminate or repair any malfunction immediately, including at night and on Sundays and holidays. Customers can request a free itemized statement of their calls, which must be detailed enough to allow them to check and monitor the accuracy of their bills. In the event that a customer has made no other arrangements with another provider, the customer will receive a combined bill from his local carrier. In such cases, the charges for all calls that the customer has made via other providers must be listed separately. In addition, as of January 1, 2001, telecommunications service providers have been under an obligation to ensure that any customer who has set a ceiling for its calling charges does not exceed it. The Customer Protection Ordinance also allows for certain limitations on the liability of telecommunications service providers.

        The Customer Protection Ordinance is currently under legislative review. In January 2006, the Federal Ministry of Economics and Technology issued a draft bill mainly relating to revised customer protection rights. The provisions included in the draft bill would mean further tightening of existing regulations, especially with respect to expanded obligations regarding transparency of prices for customers.

  Billing and Collection

        The Telecommunications Act authorizes the Federal Network Agency to require us to offer to our competitors a specified range of billing and collection services, and to deliver customer data for accounting purposes. However, the Telecommunications Act explicitly excludes an obligation to send and enforce late-payment warnings. In addition, it expands the range of billing services to products that are not themselves telecommunication services, but based on them, and sets upper limits for the billing and collection of un-metered services. The Federal Network Agency may not impose obligations with respect to billing and collection services if the party required to provide these services has entered into agreements concerning these services with the majority of the telecommunications service providers to which its customers have access, and grants other telecommunications service providers that are not party to such an agreement access to such services at non-discriminatory terms.

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

        The Federal Cartel Office is empowered to enforce these provisions and may impose sanctions if its orders are violated. However, before taking action against abuses of market-dominant position in the telecommunications sector, the Federal Cartel Office must consult with the Federal Network Agency. Market participants damaged by abusive practices of a market-dominant provider may claim damages under the Telecommunications Act as well as under the Act Against Restraints of Competition.

        For more information on certain disputes in which we are involved, see "Item 8. Financial Information—Legal Proceedings—Competition Law." The requirements imposed upon us by German competition law must also be viewed in the context of E.U. competition rules. For more information, see "—The E.U. Regulatory Framework—Competition Law."

The E.U. Regulatory Framework

  General

        Member States of the European Union are required to enact E.U. legislation in their domestic law and to take E.U. legislation into account when applying domestic law. E.U. legislation can take a number of forms. "Regulations" have general application, are binding in their entirety and are directly applicable in all Member States. "Directives" are also binding, but national authorities may choose the form and method of implementation. "Recommendations" are not binding, but national courts are obligated to take them into consideration.

        Between 1989 and 2001, the European Union adopted a number of liberalization directives and recommendations regarding open and efficient access to, and the use of, public telecommunications networks and services. These were intended to harmonize technical interfaces, usage conditions, and mandatory minimum service standards for all fixed-line users, and provide a general framework for tariffs throughout the European Union. Specific measures have been adopted in a number of areas, including licensing and interconnection. Additional obligations in relation to network access, interconnection charging, accounting separation and cost accounting, publication and non-discrimination can be imposed on those operators that are designated by the relevant national regulatory authority (NRA) in the telecommunications sector (e.g., in Germany, the Federal Network Agency) as having significant market power in an electronic communications market.

  The New E.U. Regulatory Framework

        At the end of 1999, the E.U. Commission initiated a review of the E.U. telecommunications regulatory framework focusing on the development of competition in the telecommunications sector and the increasing convergence of media, telecommunications and information technology. In February and July 2002, legislative measures were adopted consisting of a general framework directive and four specific directives regarding:

  •
  access to and interconnection of electronic communications networks;

  •
  mandatory minimum service standards for all users (universal service) and users' rights;

  •
  authorization and licensing regimes; and

  •
  telecommunications data protection as well as a decision on a regulatory framework for radio spectrum policy in the European Union.

        The E.U. telecommunications directives are intended to:

  •
  Establish the rights, responsibilities, decision-making powers and procedures of the NRAs and the E.U. Commission, including an NRA's obligation to submit to the E.U. Commission as well as the NRAs of other Member States, prior to adoption, proposed regulatory measures relating to market definition and significant market power, and the E.U. Commission's power to require NRAs to withdraw such proposed measures to the extent the E.U. Commission considers such measures to form a barrier to the single European market or to be incompatible with E.U. law;

  •
  Identify specific policy objectives that NRAs must achieve in carrying out their responsibilities (e.g., to promote an open and competitive European market for communications services, to promote the interests of E.U. citizens and to consolidate the European Union's internal market in a converging technological environment); and

  •
  Provide that operators with significant market power in relevant electronic communications markets can be subject to certain obligations, such as obligations relating to the cost-orientation of prices, transparency, non-discrimination between their own subsidiaries and competitors, accounting separation and mandated access to, and use of, network facilities as set out in the directives on universal service and access.

        An E.U. regulation on unbundled access to the local loop entered into force in January 2001. This regulation contains the obligations to provide full unbundled access to the copper paired wire lines and, at the same time, unbundled access to the high frequency spectrum (line-sharing).

        The E.U. Commission issued a recommendation on relevant product and services markets in February 2003. The recommendation identifies certain markets having characteristics that may justify the imposition of regulatory obligations. The recommendation concerns retail markets for fixed public telephone service and leased lines, and wholesale markets for the unbundled local loop, fixed network interconnection, broadband access, mobile termination and access, mobile origination and international roaming, and broadcasting transmission services. In addition, NRAs may analyze additional markets not included in the recommendation if justified by special national characteristics. NRAs are obligated to carry out new market analyses on all communications markets included in the E.U. Commission's recommendation, as well as those that NRAs have decided to include in the scope of sector-specific regulation in agreement with the E.U. Commission. All NRA market analyses are subject to the supervision of the E.U. Commission and can be vetoed if the E.U. Commission does not agree with the NRA's findings. Under the Directive on a Common Regulatory Framework for Electronic Communications Networks and Services (the "Framework Directive"), the E.U. Commission must regularly review its recommendations. The first review of these recommendations is scheduled for the first half of 2006. This review may lead to an increase or a decrease in the number and scope of markets subject to sector-specific regulation.

        The E.U. regulatory framework is subject to a mid-term review in 2006. Any changes to the framework would become effective following their transposition into national law, from approximately 2010 onwards. So far the E.U. Commission has signaled that only minor changes to the regulatory framework will be considered. Whether the reviewed regulatory framework will increase or decrease the regulatory burden on us will depend on the changes being adopted by the European Union, the manner in which revised directives are subsequently implemented in Member States, and how the revised regulatory framework will be applied by the respective NRAs.

        In the context of the E.U. regulatory framework, pressure is increasing to introduce further regulation of wholesale broadband access in Germany. The European Regulators Group (ERG), which has been set up by the E.U. Commission in order to advise and assist with the consolidation of the E.U. internal market for electronic communications networks and services, has published a common position on bitstream access, as well as a report on broadband market competition in Europe, stating that bitstream access is essential to the development of competition in the wholesale broadband access market, and that the NRAs should make the offering of bitstream access products to their competitors mandatory. The Federal Network Agency is currently in the process of reviewing the bitstream access market. For more information, see "—Regulation in Germany—Network Access—Broadband Products."

        The ERG has taken the lead in establishing common positions relating to the application of specific regulatory remedies to operators with significant market power. This will, in turn, influence national decisions on the imposition of regulatory obligations for specific market failures. In November 2005, the ERG established its program of activity for 2006. The ERG is concerned with, among other things, increasing consumer awareness of the costs involved in making and receiving calls when using a mobile phone abroad. Another priority will be to assist the E.U. Commission with its review of the E.U. regulatory framework. This will include individual discussions on regulation in next generation fixed-line networks, broadband and VoIP. The conclusions of the ERG may lead to a more rigid regulatory regime and negatively influence our businesses.

        In October 2005, the E.U. Commission published a recommendation that established principles for the imposition of accounting separation and cost accounting obligations on operators with significant market power. These recommendations provide that NRAs impose wide-ranging information requirements and the consolidation of separate accounting systems operated for purposes of telecommunications regulation and other statutory accounting obligations. Depending on the exact implementation by the Federal Network Agency, these requirements could result in additional costs for us.

        The European Union has established an E.U.-wide regime of data retention for law enforcement purposes. These data retention rules set just minimum standards for both, the types of the data to be retained and the duration of their retention. The E.U. requirements have to be implemented into national law within 18 months. Depending on the final national rules compliance with this data retention requirement could entail considerable initial investment and recurring annual operating costs for us. At present, it is unclear to what extent those costs will be compensated.

        In March 2004, the E.U. Parliament and the Council of the European Union adopted a directive concerning measures and procedures to ensure the enforcement of intellectual property rights. Although the directive provides for the possibility of wide-ranging claims against third parties, such as ISPs and network operators, no directly binding obligations or liability claims against ISP and network operators were established on the E.U. level. However, regulatory requests to ISPs and network operators for data concerning customers who are linked to alleged infringements might increase and result in further costs. The requests for information are, however, constrained since they can only be pursued within a pending court procedure.

        In December 2005, the E.U. Commission published a proposal for a directive regarding "payment services in the internal market." Current E.U. legislation already provides for the regulation of e-money, inter alia, to combat money laundering. However, the legislation has been interpreted in many different ways by national financial regulators. The purpose of the E.U. Commission's proposal is to fully harmonize the application of the existing framework. Harmonization could lead to an intensified application of financial regulation in countries in which we are active. As a result, it may become necessary for companies in our group to obtain banking or e-money licenses in some or all of the Member States in which we conduct business. Increased regulation could have a detrimental effect on our current business models, such as those involving prepaid mobile services, premium-rate services or micro-payment systems, as well as on future business models.

        In December 2005, the E.U. Commission published a proposal for a "directive on the coordination of certain provisions laid down by law, regulation or administrative action in Member States concerning the pursuit of television broadcasting activities." According to the proposal, in order to modernize and deploy the development of the digital economy against the background of convergence of e-commerce services and media services the directive should apply to "audiovisual media services" and particularly address "media service providers." Accordingly, companies in our group offering new entertainment services are at risk of being obligated to comply with additional media regulations.

  Infringement Proceedings Against Germany

        The E.U. Commission has launched infringement proceedings against Germany that may affect our regulatory environment. In December 2002, the E.U. Commission commenced a proceeding, claiming that the Telecommunications Act, with regard to carrier selection, unduly limits the obligation to offer carrier pre-selection and call-by-call selection for local calls, because operators that want to offer local calls on the basis of carrier selection are obliged to connect with the local network operator on a local level. The E.U. Commission is of the view that a network operator connected at any level of the network should be able to offer carrier selection for local calls. In July 2003, the E.U. Commission extended its proceedings relating to the imposition of "access deficit charges" (which relate to the subsidy of low access charges through higher call charges). These proceedings may have a negative impact on the regulatory environment with respect to local competition. However, because the 2004 amendments to the Telecommunications Act do not provide for the levy of access deficit charges, these proceedings have been abandoned.

        In October 2004, the E.U. Commission launched an infringement proceeding against Germany concerning provisions of the Telecommunications Act in connection with wholesale network access, including interconnection. The E.U. Commission's concern is that the Federal Network Agency lacked the full flexibility required by the Framework Directive with respect to its authority to issue decisions regarding the imposition of obligations on operators found to have SMP in the field of wholesale network access and interconnection. This infringement procedure could increase the risk of an imposition of pre-approval, cost-based price regulation of wholesale mobile network access services, in particular fixed-mobile termination tariffs. However, the infringement procedure could also lead to more flexibility for the Federal Network Agency to refrain from imposing cost-oriented prices where an access obligation had been imposed on an operator with SMP. In January 2006, the Federal Ministry of Economics and Technology issued draft legislation providing for the amendment of the Telecommunications Act, which amendments are designed to comply with the E.U. Commission's request to give the Federal Network Agency more flexibility to determine the obligations that can be imposed on SMP operators.

        In April 2005, the E.U. Commission launched a further infringement proceeding against Germany, criticizing a provision of the Telecommunications Act that does not allow for the imposition of the obligation to offer carrier pre-selection and call-by-call-selection when there is effective competition between services supplied by mobile network operators and by mobile service providers at the retail level. The E.U. Commission is also concerned that, according to the Telecommunications Act, the Federal Network Agency only has the option of making the rates that SMPs charge for retail telecommunications services subject to price regulation, and does not provide the flexibility to impose less intrusive obligations. It further argues that the Telecommunications Act does not provide enough flexibility for the Federal Network Agency to decide how to apply the price regulation, for example, whether to approve tariffs in advance or retrospectively.

  Competition Law

        The European Union's competition rules have the force of law in the Member States and are, therefore, applicable to our operations. The main principles of the E.U. competition rules are set forth in Articles 81 and 82 of the E.C. Treaty and in the E.U. Merger Regulation (the "Merger Regulation").

        Article 81(1) of the E.C. Treaty prohibits "concerted practices" and all agreements between undertakings that may affect trade between Member States and which restrict, or are intended to restrict, competition within the European Union. Article 82 prohibits any abuse of a dominant position within the common market of the European Union, or any substantial part of it, that may affect trade between Member States. The E.U. Commission enforces these rules in cooperation with the national competition authorities (in Germany, the Federal Cartel Office). The Federal Cartel Office may also directly enforce the competition rules of the E.C. Treaty. In addition, the national courts have jurisdiction over alleged violations of E.U. competition law.

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

        On July 11, 2001, the E.U. Commission issued a press release confirming that E.U. Commission inspectors and officials from national competition authorities had started carrying out simultaneous inspections at the premises of nine European mobile telephony operators located in the United Kingdom and Germany. Our subsidiaries T-Mobile Deutschland and T-Mobile UK were among the companies inspected. The E.U. Commission asserted that an E.U.-wide sector inquiry had established serious competition concerns regarding pricing practices for mobile roaming services, which warranted further investigations, particularly in the United Kingdom and Germany. The E.U. Commission statement indicated that the inspections in the United Kingdom and Germany were to ascertain whether there had been consumer price-fixing by mobile operators in both countries. The statement further indicated that the inspections were intended to verify whether German operators have illegally fixed the wholesale prices they charge to other operators, and whether these prices are excessive or discriminatory. The E.U. Commission has initially focused its inquiry on the U.K. operators, resulting in a number of further requests for information. On July 26, 2004, the E.U. Commission announced that it had sent a statement of objections to Vodafone and O2 in the United Kingdom, but not to T-Mobile UK or Orange UK. We therefore believe that it is unlikely that the E.U. Commission will open formal proceedings against T-Mobile UK. On February 10, 2005, the E.U. Commission opened formal proceedings against, among others, T-Mobile in Germany. The E.U. Commission alleges that T-Mobile Deutschland has been abusing its dominant position in the market for wholesale roaming services by charging excessive tariffs for calls of foreign visitors in its network during the period from 1997 to 2003. T-Mobile has rejected the allegations as being unfounded. Should the E.U. Commission decide to uphold its preliminary findings, it may impose significant fines on T-Mobile. At the end of 2005, the E.U. Commission launched another investigation on whether the agreements concluded between mobile network operators, concerning the provision of wholesale international roaming services, infringe E.U. competition rules. This procedure is being conducted in relation to several E.U. countries, including Germany and the United Kingdom, and investigates a period commencing in 2003. Should the E.U. Commission decide to open formal proceedings against individual operators, such as T-Mobile Germany or T-Mobile UK, it could impose significant fines.

        In addition, T-Mobile may be obliged to lower the wholesale roaming tariffs it charges to foreign operators as a result of a market analysis procedure undertaken by the Federal Network Agency. These activities are being coordinated by the ERG and the E.U. Commission and have resulted in an inquiry being launched by the Federal Network Agency in February 2005. While the ERG has published a common position setting out a framework for the analysis of the roaming market, the analysis of the Federal Network Agency is still ongoing. On February 20, 2006, the E.U. Commission announced that it had begun work on an E.U. regulation on international roaming charges. Such a regulation, which could be targeted at the level of both wholesale and retail international roaming charges, could enter into force in the second half of 2007, and would have immediate effect in all E.U. Member States without further transposition into national law.

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

        On March 17, 1999, Mannesmann Arcor filed a complaint with the E.U. Commission against the Federal Republic and against us. The complaint is primarily related to our prices for unbundled access to the local loop, which were set by Federal Network Agency, and to our subscriber line prices, which are subject to the German price-cap regime. Other competitors jointly filed two further complaints to the E.U. Commission containing similar allegations. On May 21, 2003, the E.U. Commission adopted a decision against us for allegedly abusing our dominant position by charging our competitors and end-users unfair monthly and one-off charges for access to our local network. The E.U. Commission directed us to end the alleged unfair pricing practices immediately and to refrain from repeating the alleged abusive behavior. In addition, the E.U. Commission imposed a fine of EUR 12.6 million. To comply with the E.U. Commission's decision, we requested that the Federal Network Agency approve a modification of the price-cap regime that would allow us to increase the monthly fee for basic charges for analog access, which request was granted. Additionally, in July 2003, we filed a lawsuit with the Court of First Instance of the European Communities (the "Court of First Instance") to obtain reversal of the E.U. Commission's decision and fine. In the course of the written proceedings the Court of First Instance admitted several of our competitors as intervening parties on the side of the E.U. Commission. Upon our reply to the observations of the intervening parties in December 2004, the written proceedings are now substantially complete. However, the intervening parties are still requesting the disclosure of confidential parts of the case file in order to provide the Court of First Instance with their observations thereto. The Court of First Instance has not yet decided on this request.

        In 2002, following a competitor's complaint with respect to an alleged "price squeeze" between our line-sharing and T-DSL tariffs, the E.U. Commission approached us with several requests for information. The E.U. Commission requested extensive data on our tariffs relating to the cost of line sharing and T-DSL services. On the basis of the provided data, the E.U. Commission came to the conclusion that there was a negative margin between our line-sharing and T-DSL tariffs. The E.U. Commission informed us that in its preliminary view the charging of those tariffs was abusive, pursuant to Article 82 of the E.C. Treaty, because those tariffs would not allow our line-sharing customers to effectively compete with us in the DSL retail market. In order to remedy the E.U. Commission's concerns, we committed ourselves to closing the alleged price squeeze by:

  •
  refraining from charging the line sharing fees as of April 1, 2004 to December 31, 2004;

  •
  restructuring our T-DSL tariffs; and

  •
  applying to the Federal Network Agency for a reduction of our (monthly and/or one-off) line sharing fees as of January 1, 2005.

        As a result of these actions, the E.U. Commission informed us that it would not open formal proceedings against us, provided that we comply with these commitments. After having implemented the restructuring of our T-DSL tariffs, and after having received an approval for the reduction of our monthly line sharing fees to EUR 2.43, effective as of January 1, 2005, the E.U. Commission closed its investigation in July 2004. Upon request of the E.U. Commission, we regularly provide the E.U. Commission with updated information so that the E.U. Commission can monitor our on-going compliance with these commitments.

International Regulation

  Regulatory Regime

        We are subject to the regulatory regimes of those countries where we or our subsidiaries or affiliates offer services and/or operate telecommunications networks. Regulation in these countries includes, for instance, procedures for granting or renewing licenses to use frequencies, coverage conditions and other conditions contained in licenses, universal service obligations, price approval and product launch procedures, regulation of the terms of interconnection and network access for other network operators, requirements to permit customers to select an alternative carrier for individual calls or to pre-select an alternative carrier, number portability requirements, regulation relating to potential health effects of mobile telecommunications devices and related regulatory cases. In some countries, the general legal framework and the regulatory framework relating to telecommunications are less well developed than in Germany. This leads to legal and regulatory uncertainty, which could have an impact on our operations in those countries. Certain regulations may limit the flexibility of our subsidiaries to respond to market conditions. This is especially true in the mobile telephony sector.

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

  Subsidiaries of Deutsche Telekom Group in Central and Eastern Europe

        Deutsche Telekom's subsidiaries in Central and Eastern Europe are subject to the laws and regulations of their respective countries, i.e., Slovakia, Hungary, Croatia, Macedonia and Montenegro. Regulation in Croatia, Macedonia and Montenegro is moving towards the European Union's current regulatory framework on electronic communications, whereas it has already been implemented in Hungary and Slovakia. This development may lead to stricter regulation and enforcement, even in countries that are not yet Member States of the European Union.

        Under existing legislation in Hungary and Slovakia, national regulators can impose on telecommunications providers with significant market power the full range of remedies provided by E.U. law, especially those contained in Directive 2002/19/EC of the E.U. Parliament and the Council of the European Union on March 7, 2002, on access to, and interconnection of, electronic communications networks and associated facilities (the "Access Directive"). Among the remedies that may be imposed are obligations to:

  •
  disclose information on the terms of interconnection and network access to competitors;

  •
  treat competitors in a non-discriminatory manner;

  •
  keep separate accounts for activities related to interconnection and network access;

  •
  grant competitors network access; and

  •
  comply with wholesale and (under certain additional conditions) retail price controls.

        Furthermore, according to the existing E.U. regulatory framework, operators with significant market power may be required to implement carrier selection and carrier pre-selection, which allow customers to choose a provider other than the incumbent to route and bill their calls. However, all of these remedies may only be applied after the national telecommunications regulator has conducted a prescribed analysis of the relevant markets, showing that regulatory intervention is justified and proportionate.

        At the same time, the fixed-line operations of Deutsche Telekom's subsidiaries in Central and Eastern Europe are facing strong competition from mobile and cable network operators and, to a lesser degree, from VoIP operators. The business impact of increased regulation on Deutsche Telekom's subsidiaries in Central and Eastern Europe will depend on the way in which national regulatory authorities use their newly acquired powers and on whether competitors take advantage of regulatory decisions made in their favor. However, we expect increased pressure on prices and market shares.

  Hungary

    Regulation of Fixed-Line Business

        On November 24, 2003, the Hungarian Parliament adopted a new act on electronic communications (2003. évi C. törvény az elektronikus hírközlésrõl, "the Hungarian Telecommunications Act"). Under this act, our Hungarian subsidiary, Magyar Telekom, is regulated by the Hungarian telecommunications regulator (Nemzeti Hírközlési Hatóság), which can impose the full range of remedies provided by the new E.U. law regarding telecommunications providers with SMP as described above. In addition to these remedies, the Hungarian telecommunications regulator is empowered to examine whether the relationship between Magyar Telekom's wholesale and retail prices constitutes unfair price competition with respect to its competitors. If such a violation were found to exist, Magyar Telekom would be required to adjust its prices correspondingly, and could be fined for its past behavior. In September 2004, the Hungarian Competition Authority (Gazdasági Versenyhivatal, the "Competition Authority") formally ended its investigation into the relationship between some of Magyar Telekom's retail tariff packages and the corresponding wholesale prices, stating that the alleged unfair price competition could not be proven. However, further investigations of the Competition Authority into this or related matters cannot be ruled out at this point.

        Although some competition within the fixed-line network has existed in Hungary for several years, Magyar Telekom still possesses substantial market share in many telecommunications markets within Hungary. The Hungarian telecommunications regulator began its analyses of the Hungarian electronic communications markets in August 2004. As expected, Magyar Telekom was found to have SMP in a large number of the markets currently subject to regulation.

        As of February 2006, the Hungarian telecommunications regulator had issued final decisions regarding 16 of the 18 telecommunications markets singled out as potential candidates for regulation by the E.U. Commission. Magyar Telekom's subscriber line products are now subject to a price cap. According to this price cap, subscriber line prices may not be increased by a higher percentage than the rate of inflation during the reference period. At the same time, price controls on universal service packages remain in force: the aggregate price index of network access products and calling services in such tariff packages must not be higher than the expected consumer price index minus 3%. With regard to all call services that do not constitute part of universal service, Magyar Telekom is only required to offer carrier selection and carrier pre-selection services to its competitors. On the basis of carrier selection and carrier pre-selection, alternative providers were able to rapidly gain market share from Magyar Telekom in the relevant telephony markets in 2005, and we expect this trend to continue throughout 2006, but at a reduced pace. In general, the removal of price controls in a large segment of retail call markets allows for greater pricing flexibility. However, in addition to the abovementioned price caps, Magyar Telekom's pricing flexibility is restricted by existing and increasing competition with mobile, cable telephony and fixed-line competitors. Competition has been further facilitated by geographical and non-geographical number portability, which was introduced for the fixed network on January 1, 2004, and which has effectively led to a net loss of lines for Magyar Telekom.

        We also expect that continuing and increased wholesale market regulation will have a negative impact on Magyar Telekom's margins. The Hungarian telecommunications regulator has decided that the previously imposed obligations regarding call origination and termination, unbundling, price regulation and broadband local bitstream access will continue. As in previous years, Magyar Telekom also remains under an obligation to submit reference offers for interconnection and unbundling to the Hungarian telecommunications regulator for prior approval. Moreover, some new obligations, namely price regulations for the termination segment of retail leased lines and broadband national bitstream access have been introduced. At the same time, however, wholesale call-transit services and wholesale trunk segments for leased lines are no longer subject to regulatory controls.

        As competition between Magyar Telekom and cable television providers for telephony, Internet access and television services becomes more intense, Magyar Telekom will be increasingly affected by the disparity of regulatory burdens between services provided over the fixed-line telephony network and those provided over cable networks. Unlike Magyar Telekom, cable network providers are currently not subject to any wholesale obligations.

        Moreover, with respect to competition within the fixed network, Magyar Telekom is required to pay other incumbent PSTN operators in Hungary call termination rates that are 50-90% higher than the regulated rates Magyar Telekom is allowed to charge competitors. As part of a decision on interconnection markets, the Hungarian telecommunications regulator has expressed its intention to reduce this discrepancy to a maximum of 40%. However, the actual extent to which the discrepancy in termination rates will be reduced depends on the upcoming decisions of the Hungarian telecommunications regulator on the reference interconnection offers of the incumbent PSTN operators in Hungary.

        The Hungarian telecommunications regulator is currently collecting market data for the next round of regulatory decisions. Parallel to this, the authority has launched a public discussion about the necessity of a wholesale line rental product, which, if introduced, would provide an added opportunity for some competitors to broaden their customer base.

    Regulation of Mobile Business

        T-Mobile Hungary is subject to regulatory obligations regarding the termination of calls into its network. On January 24, 2005, the Hungarian telecommunications regulator designated T-Mobile Hungary, Vodafone and Pannon GSM as having SMP in the wholesale market for call termination on mobile networks, and required each of these companies to grant access to specific network facilities, act in a transparent and non-discriminatory manner, and maintain long-run incremental cost-based mobile termination rates and accounting separation.

        On July 25, 2005, the Hungarian telecommunications regulator imposed specific reductions of termination rates on all three mobile network operators. Beginning—retroactively—from May 2005, they were to apply average termination fees based on an international benchmark calculation. All three mobile network operators have appealed the decisions of the Hungarian telecommunications regulator at the City Court of Budapest. While the appeals are still pending, the Hungarian telecommunications regulator has imposed a fine of approximately EUR 600,000 on T-Mobile Hungary on November 25, 2005, for not complying with its July 25, 2005 decision. T-Mobile Hungary filed a suit against the decision and requested the suspension of its application, which was granted. The next regulatory decision on mobile termination rates has been under preparation since August 2005, but has not yet been completed.

        In August 2005, the Hungarian telecommunications regulator initiated a further analysis of the call termination market, as well as of the market for access and call origination on public mobile telephone networks. This may result in further reductions of termination rates and access obligations.

        The national wholesale market for international roaming on public mobile networks was not examined by the Hungarian telecommunications regulator during the market analysis initiated in August 2005. However, the E.U. Commission announced on February 20, 2006, that it intends to introduce an E.U. regulation on international roaming charges. For more information, see "—The E.U. Regulatory Framework—Competition Law."

  Slovakia

    Regulation of Fixed-Line Business

        The Slovak fixed-line telecommunications market was fully liberalized on January 1, 2003, and Slovakia became a full Member State of the European Union on May 1, 2004. Correspondingly, the Act 610/2003 of December 3, 2003 (Zákon o elektronických komunikáciách, "the Slovak Telecommunications Act"), transposing the new E.U. regulatory framework, entered into force on January 1, 2004.

        The Slovak telecommunications regulator (Telekomunikaèný úrad Slovenskej republiky) began the requisite procedures for market analysis and designation of significant market power in 2004. Deutsche Telekom's subsidiary in Slovakia, the incumbent operator Slovak Telekom, will probably be designated as a provider with SMP in all of the fixed-line market segments. Thus far, the Slovak telecommunications regulator has concluded its analyses of the main fixed-line wholesale markets (call origination, call termination, unbundled access to the local loop).

        Slovak Telekom was assigned the obligations to publish a reference unbundling offer and a reference interconnection offer, to keep separate accounts, and to comply with obligations for transparency and non-discrimination in the markets for unbundled local loops, call termination and call origination. We expect that the market analysis procedure will continue until the middle or end of 2006. Additional regulatory obligations must be expected as the market analyses continue. Such obligations could include, among other things, a requirement to modify Slovak Telekom's existing wholesale broadband access products or prices.

        On August 12, 2005, Slovak Telekom published its reference unbundling offer. However, demand for unbundled access to the local loop has thus far remained very low. Fixed-line competitors have provided services via carrier selection since August 2005, based on individual contractual agreements with Slovak Telekom. Slovak Telekom also published its reference interconnection offer in accordance with the obligations imposed by the Slovak telecommunications regulator on August 12, 2005

        At the retail level, price controls for access lines have been lifted by the Slovak telecommunications regulator. There remains an obligation not to engage in excessive or predatory pricing and a requirement to make call-by-call services and carrier pre-selection services available.

According to two draft decisions awaiting notification to the E.U. Commission, the same rules will also apply to international call services.

        The Slovak competition authority (Protimonopolný úrad Slovenskej republiky) is also taking an active part in shaping the regulatory framework for telecommunications. Pursuant to Competition Law No. 475/20004 Coll. of Laws, the Slovak competition authority investigates cases of alleged abuse of market dominance and has fined Slovak Telekom in several minor and major cases. On May 26, 2005, the Slovak competition authority fined Slovak Telekom SKK 885 million (approximately EUR 23 million), for alleged abuse of its dominant market position by not providing access to its local loop.

        On September 26, 2005, the Slovak competition authority announced the commencement of administrative proceedings against Slovak Telekom, pursuant to Slovak national legislation and Article 82 of the E.C. Treaty. The case concerns alleged abuse of a dominant market position through price squeeze, predatory pricing, bundling PSTN network access with DSL access, and bundling network access with call services. Should Slovak Telekom be found to have abused its position, the Slovak competition authority could impose penalties of up to 10% of Slovak Telekom's annual revenues and require changes to Slovak Telekom's product portfolio.

        On December 23, 2005, Slovak Telekom was designated as provider of all components of universal service for the entire country. Designated universal service providers have the right to request compensation for the net cost of the provision of such services from the universal service fund.

    Regulation of Mobile Business

        On July 7, 2005, the Slovak telecommunications regulator imposed certain obligations on T-Mobile Slovensko, relating to the voice-call termination market, transparency, non-discrimination, accounting separation and network access. However, the decision of the Slovak telecommunications regulator did not impose cost-oriented price regulation. T-Mobile Slovensko has appealed the decision, which is not yet effective. The chairman of the Slovak telecommunications regulator is expected to decide on the appeal shortly.

        The E.U. Commission announced on February 20, 2006, that it intends to introduce an E.U. regulation on international roaming charges. So far, international roaming charges have not been regulated in the Slovak Republic. For more information, see "—The E.U. Regulatory Framework—Competition Law."

  Croatia

    Regulation of Fixed-line Business

        In June 2004, the European Union officially granted the Republic of Croatia accession country status. Accession negotiations with the European Union effectively commenced in October 2005. Though a specific date for accession has not yet been determined, it may reasonably be expected that Croatia will join the European Union in 2009. This means that the current regulatory regime for the telecommunications sector, based on the 2003 Croatian Telecommunications Act (Zakon o Telekomunikacijama, the "Croatian Telecommunications Act"), which brought the country's legal framework roughly in line with the pre-2002 regulatory framework of the European Union, will have to be adjusted during the accession preparations in order to match the new E.U. regulatory framework by the time of accession. In April 2005, amendments to the Croatian Telecommunications Act came into force, most importantly broadening the Croatian telecommunications regulator's authority and increasing the fines for violating the Croatian Telecommunications Act to up to 5% of total annual gross income for the most severe offences, for example, non-delivery of data, non-compliance with decisions of the Croatian telecommunications regulator, non-payment of license or concession fees, non-registration of a market concentration, and the failure to publish, determine or adjust prices of services according to the provisions of the Croatian Telecommunications Act.

        The Croatian telecommunications market has been fully liberalized since January 1, 2005. Our subsidiary, T-Hrvatski Telekom, has been designated as operator with significant market power in the interconnection market, the market for public voice services on the fixed network and in the market for leased lines. On October 20, 2005, T-Hrvatski Telekom was also designated as an operator with SMP in the market for transmission of voice, sound, data, documents, pictures and others. In this context, the Croatian telecommunications regulator is empowered to, among other things, regulate network access and interconnection with respect to these markets. On October 20, 2005, the Croatian telecommunications regulator approved the reference unbundling offer to be applied by T-Hrvatski Telekom. In the process, it set the monthly charge for access to the unbundled local loop at approximately EUR 7.19. This is currently the lowest charge for access to the unbundled local loop in Europe. T-Hrvatski Telekom also submitted an offer for line sharing to the Croatian telecommunications regulator, whose approval is still pending.

        In October 2005, the Croatian Regulation on Universal Services was issued, and in November 2005, T-Hrvatski Telekom was designated as a provider of universal services, thereby becoming obligated to offer a minimum set of telecommunication services of a certain quality and at an affordable price to all end users in Croatia, regardless of their geographic location. The Croatian Telecommunications Act excludes financial compensation for the provision of universal service if the designated operator has a market share of more than 80%, thus preventing T-Hrvatski Telekom from claiming financial compensation.

        The Regulation on Telecommunication Services, which entered into force on December 31, 2004, regulates, among other things, voice-and leased-line services, Internet- (including VoIP) and value-added services. It also provides for a single price-approval mechanism to be imposed on T-Hrvatski Telekom, due to its status as an operator with significant market power in the markets for voice and leased lines. The regulation also provides the Croatian telecommunications regulator with pre-approval authority over T-Hrvatski Telekom's terms and conditions for network access, when requested by value-added service providers, ISPs and VoIP providers.

        In January 2004, the Croatian state inspectorate undertook an investigation of T-Hrvatski Telekom on the basis of the Croatian consumer protection law, challenging the per-minute billing interval that T-Hrvatski Telekom had been using to provide voice telecommunication services to its residential customers. The Croatian consumer protection law states that prices for services of general public interest (including telecommunications services) must, when the nature of the service allows, be calculated on the basis of expenditure during an accounting period, by applying a tariff system pursuant to specific rules. This legal obligation has applied to T-Hrvatski Telekom since September 9, 2003, when the consumer protection law entered into force. This might lead to T-Hrvatski Telekom having to refund its customers for the period since September 9, 2003. The investigation is still pending. Meanwhile, an optional pricing system for fixed telecommunication tariffs has been approved by the Croatian telecommunications regulator. This system allows customers to choose between various tariff options, including one based on per-second billing.

    Regulation of Mobile Business

        Since September 2004, T-Hrvatski Telekom's subsidiary, T-Mobile Croatia, has been designated as an operator with SMP in the mobile interconnection market. This designation was confirmed in October 2005 by the Croatian telecommunications regulator. Accordingly, interconnection prices have to be determined in line with the principles of transparency and cost-orientation, based on the actual costs of the services provided, including a reasonable rate of return on investment.

  Macedonia

        A new Macedonian law concerning electronic communications (Zakon za elektronskite komunikacii, the "Law on Electronic Communication"), which was enacted on March 5, 2005, brings the country's telecommunication regulations closer to the E.U. regulatory framework, with some transitional provisions.

    Regulation of Fixed-line Business

        In July 2005, the Macedonian telecommunications regulator issued regulations governing the conditions of interconnection. Rules for access to, and the use of, specific network facilities were issued in August 2005, and regulations governing the opening of the local loop to competitors, and carrier selection, were adopted in October 2005.

        On August 8, 2005, MakTel submitted its first reference interconnection offer to the Macedonian telecommunications regulator. The interconnection prices contained in this offer were approved on January 23, 2006. MakTel's first reference unbundling offer has been submitted to the Macedonian telecommunications regulator and is expected to be approved in the first half of 2006. On December 31, 2004, MakTel's monopoly rights in the Macedonian telecommunications market expired, thus making it possible for other network and service providers to enter the Macedonian telecommunications markets, upon the submission of notification to the Macedonian telecommunications regulator (and the registration thereof). By February 2006, the Macedonian telecommunications regulator had registered 40 network operators and 29 service providers.

        To prepare for competition in its fixed-line business, during 2004 and 2005 MakTel carried out several changes to its retail-tariff structure. For example, MakTel continued to align the prices it charged for network access products and calling services with the underlying costs, and changed its pulse-based charging system to a more customer-oriented time-based charging system with shorter time units. Because MakTel's monthly fees for network access and the prices it charges for local calls amount to approximately half of the respective E.U. averages, further cost-based realignment of retail prices might become necessary. In addition, on the basis of the Law on Electronic Communication, the Macedonian telecommunications regulator might impose certain wholesale obligations on MakTel. If such obligations were to be introduced while subscriber line prices did not yet fully reflect the cost of service provision, this could have a negative effect on MakTel's competitiveness in the wholesale and retail markets.

    Regulation of Mobile Business

        The services provided by the mobile network operators in Macedonia are currently not subject to price regulation. However, the Macedonian telecommunications regulator is collecting market data on the fixed-to-mobile market. Depending on the outcome and findings of this market analysis, regulatory obligations, including those relating to wholesale pricing, cannot be excluded.

  Montenegro

    Regulation of Fixed-Line Business

        Following the privatization of Telekom Montenegro, the gradual liberalization of the telecommunications markets in Montenegro can be expected in the coming years. The 2000 Montenegrin telecommunication law (the "2000 Law") conferred broad authority upon the Montenegrin telecommunications regulator. The 2000 Law established a licensing regime whereby all telecommunications activity must be licensed by the Montenegrin telecommunications regulator. In addition, a new competition law is expected to come into force in 2006. However, no Montenegrin competition agency has yet been set up, and to date, there is no consumer protection law or agency in Montenegro.

        Telekom Montenegro holds a de facto monopoly in the fixed-line telecommunications market, and its wholly-owned subsidiary, Monet GSM, is the second largest mobile network operator in Montenegro, both in terms of customer market share and revenues. In addition, Telekom Montenegro's ISP subsidiary (Internet CG) has a customer market share exceeding 90%.

        We expect that the 2000 Law will be significantly amended during 2006, with the changes beginning to be implemented at the end of 2006, or in early 2007. The major goal of these amendments will be to bring the legislation closer to E.U. directives, such as, to stimulate competition, stimulate Internet usage and to encourage investment in the telecommunications sector. We also expect that the current licensing-based regulatory regime will be replaced with an authorization-based regime. Furthermore, the introduction of cost-based pricing and accounting separation obligations, and of the provision of binding reference interconnection offers by operators with significant market power, can also be expected. All of these obligations would significantly lower the market entry barriers for new providers in the telecommunications markets, thus leading to market-share losses for Telekom Montenegro in the medium and long term.

        Furthermore, the Montenegrin telecommunications regulator has indicated that it is currently considering issuing a tender for VoIP licenses, as well as the imposition of carrier selection and local loop unbundling obligations. These steps could seriously challenge the market position of Telekom Montenegro, in part due to its current tariff structure. Once the market is liberalized, however, we expect a gradual erosion of Telekom Montenegro's market share.

    Regulation of Mobile Business

        A tender for 3G mobile frequencies is currently being contemplated by the Montenegrin telecommunications regulator. If the regulator should put this plan into practice, this could lead to the entry of a third mobile operator in the mid-term future, although the size and saturation degree of the Montenegrin market does not make this appear likely.

International Mobile Regulation

  United States: T-Mobile USA

        Our U.S. operations are regulated by the FCC pursuant to the Communications Act of 1934 (the "U.S. Communications Act") and the Telecommunications Act of 1996 (the "U.S. Telecommunications Act") (collectively, the "Acts") and by various other federal, state and local government bodies. Any of these agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our wireless business in the United States. FCC regulations applicable to Commercial Mobile Radio Service (CMRS) operators include, among other things, required service features and capabilities, such as number pooling and portability and emergency 911 service. The FCC does not regulate the rates charged by CMRS operators.

        The FCC generally assigns spectrum licenses for commercial operations through competitive bidding, or auctions. T-Mobile USA operates exclusively in the PCS frequency bands at 1900 MHz. T-Mobile USA's ability to expand coverage and provide additional capacity to handle its growing customer base and new service offerings is limited to those markets where we have obtained or can obtain licenses with sufficient spectrum to provide voice, data and other services, or enter into roaming or leasing arrangements with other GSM carriers. T-Mobile USA will continue to seek opportunities where appropriate to acquire additional spectrum licenses, systems and/or operators, or enter into joint ventures, which will add to its current footprint or increase its spectrum capacity in the U.S. By Public

Notice released January 31, 2006, the FCC announced the auction of 1,122 separate Advanced Wireless Services (AWS) paired licenses in the 1710-1755 MHz and 2110-2155 MHz bands. The auction, which currently is scheduled to commence on June 29, 2006, will include licenses in six separate spectrum blocks (A through F) covering the entire U.S. geography, including 36 Regional Economic Grouping (REAG) licenses in bandwidths of 10 and 20 MHz; 352 Economic Area (EA) licenses in bandwidths of 10 and 20 MHz; and 734 Cellular Market Area (CMA) licenses in a bandwidth of 20 MHz. Licensees may use AWS licenses to provide fixed or mobile or a combination of fixed and mobile services, and it is expected that winning bidders will use AWS spectrum for a variety of voice and broadband data wireless services. No spectrum has been set aside for Designated Entities (small business entities with revenues and assets below certain established thresholds), but certain Designated Entities are eligible to receive bidding discounts in the amounts of 15% or 25% on all licenses. The FCC has issued a Further Notice of Proposed Rulemaking to reform the Designated Entity program, via which it is considering a change to the Designated Entity rules that would apply to the AWS auction that would prevent any of the large national wireless carriers (Cingular, Verizon, Sprint/Nextel, T-Mobile and Alltel) from partnering with a Designated Entity who is eligible to obtain a bidding credit. The FCC has also sought comment on auction design, upfront payments, minimum opening bids and other auction procedures and is expected to adopt final procedures in the March 2006. Based on the currently scheduled June 29 start date, it is expected that applications to participate in the auction (in which each applicant must identify its bidding entity and the licenses on which it wants to be eligible to bid) will be due in the April 2006. The possibility exists that the FCC could delay the start of the auction, because the FCC released its Further Notice of Proposed Rulemaking to reform the Designated Entity program on February 3, 2006, and has indicated its intent to conclude this proceeding in advance of the AWS auction.

        CMRS licensees are also subject to other FCC and governmental rules and various recent industry developments that may affect U.S. operations, as follows:

  •
  Renewal and construction requirements of spectrum licenses: Our CMRS spectrum licenses have a ten-year term, after which they must be renewed with the FCC. Renewal generally will be granted to a spectrum licensee that has: (1) met its construction requirements during its past spectrum license term, and (2) substantially complied with applicable FCC rules and policies and the Acts.

  •
  Foreign ownership: The U.S. Communications Act limits direct foreign ownership in a FCC spectrum license to 20%. The U.S. Communications Act also mandates that no more than 25% of a FCC spectrum licensee's capital stock may be indirectly owned or voted on by non-U.S. citizens or their representatives, by a foreign government, or by a foreign corporation, absent an FCC finding that a higher level of foreign ownership is not inconsistent with the public interest. In connection with our acquisition of Voice Stream and Powertel, the FCC authorized indirect foreign ownership of T-Mobile USA's licenses in excess of 25%.

  •
  Enhanced 911: The FCC has established timetables for making emergency 911 services available by cellular, PCS, and other commercial mobile service providers, including enhanced 911 ("E911") services, which provide the caller's telephone number, location and other useful information. Fundamentally, such carriers have an ongoing obligation to comply with various implementation standards and deadlines imposed by the FCC relating to E911. In July 2003, T-Mobile USA entered into a consent decree with the FCC governing the deployment and provision of E-911 "Phase II" services, and the FCC required as part of the decree that T-Mobile USA make a "voluntary contribution" in the amount of USD 1.1 million to the U.S. Treasury. The consent decree contained a number of equipment deployment benchmarks, as well as benchmarks related to the deployment of Phase II service with which we have complied. Failure to meet the benchmarks contained in the consent decree which continue into the future could result in initiation of additional enforcement actions against T-Mobile USA, including significant monetary fines.

  •
  Local Exchange Carrier/CMRS interconnection: FCC rules require local exchange carriers (LECs) to provide CMRS carriers interconnection within a reasonable time after it is requested, unless such interconnection is not technically feasible or not economically reasonable. Interconnection allows the completion of calls between wireless and wire line phones. FCC intercarrier compensation rules provide a framework for determining the levels of reciprocal compensation (for traffic originating/terminating in a local area) and access charges (for non-local traffic). In 2001, the FCC embarked on a wide-ranging examination of intercarrier compensation methodologies, which may result in substantial modification of its interconnection rules, and may materially affect T-Mobile USA's operations. This examination includes more than one proceeding and includes continued uncertainty over a provision that permits CMRS to pay the lower ISP rate as the rate for mobile calls terminating at the LEC. The positive or negative impact of such modifications cannot be determined until the FCC issues decisions in these proceedings. The FCC adopted a further notice of proposed rulemaking on these issues in February 2005, which remains pending.

  •
  Wireless local number portability: CMRS carriers are required under FCC rules to provide wireless local number portability (LNP), which enables customers to migrate their landline telephone numbers to a CMRS carrier and vice versa, and to migrate their CMRS telephone numbers from one CMRS carrier to another CMRS carrier. CMRS carriers were required to implement LNP in the top 100 metropolitan service areas by November 24, 2003, and in the remainder of the United States by May 24, 2004. T-Mobile USA has incurred substantial costs in complying with this requirement. Its experience since the introduction of wireless LNP suggests that the increased ability of customers to change their wireless service providers has had no significant impact on its business thus far.

  •
  CALEA: The Communications Assistance for Law Enforcement Act (CALEA) requires telecommunications carriers to ensure that their facilities are technically capable of assisting law enforcement officials' use of wiretaps and similar devices to intercept or isolate customer communications. All CMRS carriers must comply with CALEA. In addition, T-Mobile is subject to an agreement with the U.S. Federal Bureau of Investigation and Department of Justice, which imposes on us certain operational and other requirements designed to ensure that we can effectively respond to, and implement, such wiretap and other information requests by law enforcement agencies. In August 2005 the FCC ruled that CALEA applied to facilities-based broadband Internet access providers, as well as to interconnected VoIP providers, and established a compliance deadline of May 14, 2007. This ruling is currently under judicial review, as well as the subject of reconsideration petitions currently being addressed by the Commission. The specific assistance capability requirements will be determined in a forthcoming FCC order.

  •
  CPNI: Pursuant to Section 222 of the Communications Act, the FCC has set forth rules imposed on carriers for treatment of Customer Proprietary Network Information (CPNI). Due to recent privacy concerns raised by the activities of "pretexters" (i.e., parties that through fraudulent schemes seek to obtain and sell customer call information), the FCC has initiated an investigation of the top five wireless (including T-Mobile USA) and the top five wireline carriers concerning the treatment of customer call records under the FCC's current CPNI requirements. Additionally, the FCC has initiated a rulemaking to consider making certain prospective changes to the carrier processes for handling CPNI. Proposed changes by the FCC include: mandating customer-set passwords; requiring audits trails that record all instances when a customer's records have been accessed; encryption of stored CPNI data; limits on retention of data; and notice to the customers of a security breach. Congress is also examining the issue of CPNI and is considering imposing stricter safeguards upon all telecommunications carriers, plus VoIP providers. These developments have the potential to significantly affect T-Mobile USA's business practices.

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

  United Kingdom: T-Mobile UK

  Legal Framework

        The principal legislation governing mobile telecommunications networks and services in the United Kingdom is the Communications Act 2003 (the "Communications Act") and the Wireless Telegraphy Acts 1949-1998, as amended by the Communications Act (the "WTA"). Under this legislation, regulation of the telecommunications industry is primarily conducted by the Office of Communications ("Ofcom").

        In December 2004, Ofcom initiated work on a review of the market for wholesale international roaming. The initial stage of this review was coordinated by Ofcom, with some other members of the ERG and the E.U. Commission, as part of a pilot project to determine whether NRAs, such as Ofcom, could reach a common approach, possibly resulting in a regulation of wholesale roaming services. As a result of this work the ERG has produced a common position on wholesale international roaming, establishing a framework for the analysis to be ultimately conducted by Ofcom. A formal market review will commence in spring of 2006. As a consequence, T-Mobile UK may be obliged to lower the wholesale roaming tariffs it charges to foreign operators. For more information, see "—The E.U. Regulatory Framework—Competition Law."

  Licensing and Frequency Allocation

        T-Mobile UK holds a WTA license to operate digital telecommunications systems for frequencies in the 1800 MHz band. Following an auction, T-Mobile UK was awarded a UMTS license allocating frequency packages of 2 × 10 MHz paired spectrum and 5 MHz unpaired spectrum. Ofcom introduced spectrum trading in the United Kingdom in December 2004, although T-Mobile UK's GSM and UMTS licenses will not be tradable until 2007, at the earliest. Ofcom has conducted a major review of spectrum management policy, which will result in the auctioning over the next 2-3 years of 12 bands of spectrum, which may be used for competing mobile services. It has proposed that this spectrum will be auctioned on a technology- and service-neutral basis. Ofcom has said that it will look at spectrum on a case by case basis to determine whether it can be used for UMTS services. It is currently undertaking consultations regarding three proposed spectrum auctions, and it is not proposing to limit the use of such spectrum. However, these pieces of spectrum are not currently designated for UMTS services. T-Mobile UK and the other U.K. GSM operators may be able to change the use of their GSM spectrum after 2007, for example, to use it for UMTS services, but the terms on which they may be able to do so are not yet clear.

    WTA GSM License

        T-Mobile UK's GSM license will remain in force until T-Mobile UK surrenders it, and is subject to variation or revocation on one year's notice by the U.K. Secretary of State for Trade and Industry in the event of failure to pay license fees, in the interests of national security, to comply with E.U. obligations, for breach of the license terms or for reasons relating to the management of the radio spectrum. T-Mobile UK is also licensed under the WTA to operate microwave links. Most WTA licenses are not currently transferable, although spectrum trading is being introduced in stages in the United Kingdom. The spectrum tradable now includes that used for microwave links. When spectrum trading is extended to T-Mobile UK's GSM license it is likely that its term will change, probably to a five-year rolling term. Other terms of WTA licenses will also change with the introduction of spectrum liberalization.

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

        T-Mobile UK's most recent annual license fee for GSM spectrum was GBP 16.6 million. T-Mobile UK's most recent annual license fee for microwave links was GBP 3.4 million. Ofcom has recently consulted with operators and generally on proposals to revise fees. Fees for GSM spectrum are likely to remain at current levels, but are to be reviewed by 2008.

    WTA UMTS License

        T-Mobile's UMTS license was one of five licenses issued following the UMTS auction in the United Kingdom in 2000. T-Mobile UK's license was issued on May 9, 2000, and will remain in force until December 31, 2021, unless it is revoked by the Secretary of State for Trade and Industry or surrendered earlier. The UMTS license may be revoked in circumstances similar to those that permit revocation of the WTA GSM license, but also due to material breach of the U.K. UMTS auction rules or if the UMTS network does not cover 80% of the U.K. population by the end of 2007. It cannot be revoked for reasons relating to the management of radio spectrum. Ofcom published draft guidance on the interpretation of the coverage obligation in its UMTS license, upon which it consulted with licensees and others until March 2005. Ofcom is expected to publish final guidance in early 2006.

        T-Mobile UK does not have any obligation to provide national roaming to third parties. However, in 2003 Oftel—the predecessor to Ofcom—undertook a consultation on proposals to require, among others, T-Mobile UK to offer GSM national roaming if requested by the new entrant UMTS mobile operator "3". All U.K. GSM licensees objected to this proposal. Ofcom issued a consultation in 2004 on whether it has the power to impose such a condition if it is needed and proposed guidelines to be applied if it is required to determine a national roaming agreement. Ofcom has stated that it will not publish its conclusions, pending the outcome of a tendering process for national roaming, being conducted by "3" which is still ongoing.

  Interconnection and Price Regulation

        Oftel published the results of its E.U. market review of call termination rates on December 19, 2003. Ofcom published its final statement on June 1, 2004. As a result, T-Mobile UK was required to reduce its prices so that the average price for call termination for the seven months from September 1, 2004, to March 31, 2005, was below GBP 0.0631 per minute (based on weighted volumes from September 2003 to March 2004) and the average for the year April 1, 2005, to March 31, 2006, is at or below the average of the rates for September 2004 to March 2005. The relevant reductions were implemented by T-Mobile UK on September 1, 2004.

        In addition, Ofcom has imposed conditions requiring:

  •
  the provision of network access for GSM call termination;

  •
  no undue discrimination in the provision of such access;

  •
  a requirement to provide Ofcom with copies of new or amended access agreements; and

  •
  prior notification of price changes.

        Ofcom initiated a consultation in June 2005, proposing that these conditions continue to apply until March 2007. The outcome was that T-Mobile has to keep its prices for 2006/2007 at or below the level for 2005/2006. Further, Ofcom commenced another market review of the wholesale mobile call termination market in 2005. Ofcom expects to complete this review at the end of 2006 or early 2007.

  U.K. Competition Law

        The Competition Act 1998 (the "Competition Act") became effective on March 1, 2000, and the Enterprise Act 2002 (the "Enterprise Act") became effective on June 20, 2003. The U.K. Office of Fair Trading and other sector-specific regulators, including Ofcom, are responsible for applying and enforcing both of these acts. The Competition Act prohibits agreements between undertakings, decisions by associations of undertakings, or concerted practices, that have the effect of preventing or distorting competition in the United Kingdom, and also prohibits conduct that amounts to abuse of a dominant position in a market in the United Kingdom. The Enterprise Act prohibits cartels as well as creates criminal offences for breaches of the cartel provisions of the Enterprise Act, which also apply to directors and other officers involved in the prohibited conduct. Both the Enterprise Act and the Competition Act give Ofcom and the Office of Fair Trading concurrent jurisdiction to apply and enforce these acts in the telecommunications sector. Ofcom is, among other things, empowered to carry out investigations into suspected breaches, including requiring the production of documents and information and searching of premises. The Competition Act also enables affected third parties to bring enforcement actions in the U.K. courts directly against telecommunications operators who are allegedly in breach of the Competition Act's prohibitions and seek damages.

  The Netherlands: T-Mobile Netherlands

  Regulatory Framework

        Regulatory supervision of the Dutch Telecommunications Act (1998) (the "Dutch Telecommunications Act") is mainly carried out by the Independent Post and Telecommunications Authority ("OPTA"). On the basis of the new E.U. regulatory framework, the Dutch Telecommunications Act became amended effective May 19, 2004.

  Market analysis

        Following the new E.U. regulatory framework, OPTA has begun analyses of several markets within the mobile telecommunications market. The decisions for the market for access and call origination, and for the market for voice call termination, have been published (see "—Interconnection") and T-Mobile Netherlands has lodged its appeal against the call termination decision. In December 2004 OPTA initiated the review of the market for wholesale international roaming. These activities are being coordinated by the ERG and the E.U. Commission in order to allow NRAs, including OPTA, to reach a common approach, possibly resulting in a regulation of wholesale roaming services. The ERG has produced a common position on wholesale international roaming, establishing a framework for the analysis to be ultimately conducted by OPTA. As a consequence, T-Mobile Netherlands may be obliged to lower the wholesale roaming tariffs it charges to foreign operators. For more information, see "—The E.U. Regulatory Framework—Competition Law."

  Licensing and Frequency Allocation

        In 1998 national and regional licenses were awarded for the commercial use of frequencies on the basis of the GSM standard (DCS 1800 MHz). T-Mobile Netherlands acquired six of these regional licenses, which together allow for nationwide coverage. These licenses will expire in 2013. There are four additional national GSM licenses (GSM 900 MHz and/or DCS 1800 MHz) assigned to other mobile operators in the Netherlands.

        In 2000 T-Mobile Netherlands was granted one of five national UMTS licenses, which license will expire in 2016. Under the terms of this license, T-Mobile Netherlands must achieve coverage of all cities with more than 25,000 inhabitants, as well as all major highways, by January 1, 2007.

        A proposal by the Dutch Ministry of Economic Affairs regarding a law that would facilitate trading, transfer and combination of all or a portion of frequency spectrum has been adopted by the Dutch Parliament; the publication of the required decree on the entering into force of this legislation is expected in early 2006.

  Interconnection

        Following investigations by OPTA and the Dutch competition authority into mobile call termination tariffs, all Dutch licensed mobile telecommunications operators voluntarily agreed to amend their call termination tariffs from January 1, 2004, to December 1, 2006. Under this agreement, the Dutch mobile operators may not exceed certain flat-rate and per-minute tariffs in accordance with a specific schedule.

        As a result of these voluntary decreases, the Dutch competition authority has formally ceased its investigation into suspected excessive pricing. OPTA has decided to adhere to the voluntarily set tariffs until December 1, 2005 (which is still in effect), and has adopted the voluntary tariffs in its own policy recommendations under the former regulatory framework. Challenges by fixed-line operators to OPTA's adaptation of these voluntary decreases have so far been denied by OPTA. In its decision regarding the analysis of the market for voice call termination under the current regulatory framework, OPTA has decided that voice call-termination tariffs should be decreased to reflect the actual cost of such termination by July 1, 2008, with such decreases being introduced incrementally, beginning on July 1, 2006.

  Competition Law

        The Dutch Competition Act became effective January 1, 1998, and simultaneously the Netherlands Competition Authority (the "NMa") was created. The Dutch Competition Act is based on, and is closely linked to, E.U. competition law and, hence, uses a system very similar to that of Articles 81 and 82 of the E.C. Treaty. The Dutch Competition Act also includes a system of preventative concentration control, which is very similar to the Merger Regulation.

        According to Article 6 of the Dutch Competition Act, agreements, decisions and concerted practices are prohibited if they have, as their objective or effect, the prevention, restriction or distortion of competition. According to Article 24 of the Dutch Competition Act, undertakings are also prohibited from abusing a dominant position; the criteria of Article 82 of the E.C. Treaty apply.

        As part of the enforcement of the Dutch Competition Act, the NMa can impose fines that may not exceed 10% of an undertaking's turnover, which makes Dutch competition law consistent with E.U. competition law. In addition to the imposition of administrative fines, the NMa is authorized to impose interim measures and sanctions that are designed to ameliorate a violation.

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

  Czech Republic: T-Mobile Czech Republic

  Legal Framework

        The legal framework for electronic communications in the Czech Republic is set by the Act on Electronic Communications No. 127/2005 Coll (the "Czech Communications Act"), which implemented the E.U. New Regulatory Framework into the Czech law as of May 1, 2005 and replaced the Telecommunications Act, which introduced full liberalization of the telecommunications sector in the Czech Republic on May 1, 2001. Regulatory supervision is carried out by the Czech Telecommunication Office (the "CTO").

        One of the most important changes brought by the Czech Communications Act is the introduction of periodic analyses of relevant markets, which allows for the implementation of flexible and transparent regulatory measures for the electronic communications market. The CTO is required to analyze the 18 relevant markets included in the E.U. Commission's recommendation on relevant product and services markets (including the three mobile markets). This analysis is expected to be completed the first half of 2006.

        In December 2004, the CTO initiated the review of the market for wholesale international roaming. These activities are coordinated by the ERG and the E.U. Commission in order to allow national regulatory authorities, including CTO, to reach a common approach, possibly resulting in a regulation of wholesale roaming services. As a consequence, we may be obliged to lower the wholesale roaming tariffs we charge to foreign operators. For more information, see "—The E.U. Regulatory Framework—Competition Law."

  Licensing and Frequency Allocation

        Frequencies and telephone numbers are to be allocated upon request on a non-discriminatory basis. There is a one-time allocation fee and further usage fees are paid to the CTO. The CTO can refuse frequency allocation if there are more requests than available frequencies. In that case, either an auction or a so-called "beauty contest" must be held. The Czech Communications Act allows for frequency trading but no such transaction has been realized so far.

        Individual authorizations issued by the CTO are necessary to use the allocated radio frequencies and telephone numbers. On September 27, 2005, the CTO issued three decisions on the granting of the rights to use radio frequency allocations for the purposes of the provision of public communications network. This will replace the telecommunication license that had been issued under the previous Telecommunication Act. Based on these three decisions, T-Mobile Czech Republic is the holder of radio frequency allocations for the provision of public communications networks on the GSM (900 and 1800 MHz bands) and UMTS (2 × 19.8 MHz FDD and 5 MHz TDD of spectrum and a part of the 28 GHz band) standards and also a public communications network in the 872 MHz (2 × 3.8MHz) radio frequency band.

        T-Mobile Czech Republic launched its commercial UMTS service in October 2005 and had fulfilled its only coverage area requirement (90% of the area of Prague) by the end of October 2005.

  Significant Market Power Designations

        The CTO has, under the previous Telecommunication Act, designated T-Mobile Czech Republic as an operator having SMP in the markets for both the operation of a public mobile telephony network as well as the provision of public telephony service via public mobile telephony network. T-Mobile Czech Republic has been formally approached with several requests concerning access by MVNOs to its network, but negotiations with these operators are still ongoing and, as of December 31, 2005, no agreement with an MVNO had yet been signed. However, under the new Czech Communication Act, the CTO has to carry out a new analysis of the relevant mobile access and origination market. Based on this analysis, if T-Mobile Czech Republic is found to have significant market power on this relevant market, the CTO may impose an obligation to allow access to the network, including the obligation to allow an MVNO or service provider access. We expect the analysis of this market to be completed by the middle of 2006.

  Interconnection

        Any network operator establishing and operating a public communication network is, upon request, obligated to negotiate network interconnection with other operators conducting corresponding activity. The majority of interconnection services are price-regulated by the CTO (even when the interconnection was agreed without any intervention by the CTO). Fixed-mobile interconnection is regulated in the same way as fixed-fixed interconnection (i.e., price cap). For more information, see "—Price Regulation." T-Mobile Czech Republic has signed interconnection agreements, and currently has interconnection in place, with the other two Czech mobile network operators and with all major Czech fixed network operators.

  Price Regulation

        Price regulation can be imposed on the interconnection prices charged by undertakings with significant market power and on prices for universal services. The Communications Act stipulates that interconnection prices must be cost-based. In March 2005, the CTO reduced mobile termination charges by 2.5%, compared to the price level determined in March 2004. Further price decreases may be mandated in 2006 (based on the outcome of the relevant market analysis procedures).

  Competition Law

        The competition law framework in the Czech Republic is defined by the Act on Protection of Economic Competition No. 143/2001 (the "Economic Competition Act"). This act focuses on the protection of economic competition, restrictive or other practices endangering economic competition through:

  •
  collusion between competing companies;

  •
  abuse of a dominant position by competing undertakings; or

  •
  concentrations of competing companies.

        The Economic Competition Act prohibits the conclusion of agreements between competing undertakings leading to, or which may lead to, the distortion of economic competition. The Economic Competition Act also prohibits the abuse of a dominant position by competing companies. The protection of economic competition falls within the competence of the Czech Antimonopoly Office. The Czech Antimonopoly Office is entitled, in particular, to impose sanctions for the breach of obligations under the Economic Competition Act. Such penalties may amount to as much as 10% of the net revenues of the breaching entity. The Czech Antimonopoly Office is also entitled to apply Articles 81 and 82 of the E.C. Treaty if agreements between undertakings or abusive practices have an effect on trade between Member States.

        In its decision of July 20, 2001, the Czech Antimonopoly Office stipulated that T-Mobile Czech Republic abused its dominant position by charging CZK 1.00 higher prices for calls to the Oskar network than for calls to other mobile networks, and imposed a fine amounting to CZK 15 million. T-Mobile Czech Republic challenged the decision and on January 28, 2005, the decision of the Czech Antimonopoly Office was annulled by the Czech Supreme Administrative Court. The case has been returned to the Czech Antimonopoly Office for further consideration. The Czech Antimonopoly Office indicated that it had discontinued the investigations and that it will not continue to pursue the allegations.

        In its decision of October 27, 2003, the Czech Antimonopoly Office stipulated that selected parts of the interconnection agreement between T-Mobile Czech Republic and Vodafone Czech Republic are to be considered a prohibited horizontal cartel agreement and imposed a fine on T-Mobile Czech Republic amounting to CZK 12 million. The Czech Antimonopoly Office argued that selected provisions of the interconnection agreement did not allow for indirect interconnection between the two networks. T-Mobile Czech Republic has challenged this decision of the Czech Antimonopoly Office before the Regional court in Brno. According to a judgment of the Regional court in Brno, the Czech Antimonopoly Office lacks competence to issue the contested decision and therefore the decision is null and void. The judgment of the Regional court in Brno has been appealed by the Czech Antimonopoly Office and is now pending before the Supreme Administrative Court.

  Austria: T-Mobile Austria

  Legal Framework and Market Analyses

        On August 20, 2003, the E.U. regulatory framework was implemented in Austria through the new Austrian Telecommunications Act. Regulatory supervision is carried out by the Telekom-Control-Kommission (the "TKK") and the Rundfunk und Telekom Regulierungs GmbH (the "RTR").

        On October 27, 2004, the TKK has determined that T-Mobile Austria has SMP in the market for call termination in the public mobile networks and imposed the following remedies:

  •
  No discrimination regarding the quality and price of the service "termination in the T-Mobile Austria network";

  •
  Obligation to have available, upon request, a reference interconnection offer;

  •
  Obligation to allow direct and indirect interconnection pursuant to Section 41 of the new Austrian Telecommunications Act; and

  •
  Obligation to charge termination fees based on the long-term incremental costs of an efficient operator.

        In December 2004, the RTR initiated a review of the market for wholesale international roaming. These activities are coordinated by the ERG and the E.U. Commission to allow NRAs, including the RTR, to reach a common approach, possibly resulting in a regulation of wholesale roaming services. The ERG has produced a common position on wholesale international roaming, establishing a framework for the analysis to be ultimately conducted by the RTR. This market analysis was initiated in November 2005 and is expected to be concluded in 2006. As a consequence, T-Mobile Austria may be obliged to lower the wholesale roaming tariffs it charges to foreign operators. For more information, see "—The E.U. Regulatory Framework—Competition Law."

  Allocation of Frequencies

        Due to the new Austrian Telecommunications Act, frequency trading is now permitted in Austria, including for GSM and UMTS frequencies. This may make it easier for T-Mobile Austria, and its competitors, to acquire additional frequencies.

  Licensing and Frequency Allocation

        T-Mobile Austria holds licenses for GSM frequencies in the 900 and 1800 MHz bandwidths as well as for UMTS frequencies. In accordance with its license conditions, T-Mobile Austria initiated UMTS commercial service in December 2003. T-Mobile Austria's population coverage obligations under this license were 25% by December 31, 2003, and 50% by December 31, 2005, both of which have been achieved.

  Price Regulation and Interconnection

        In December 2005, and following up on its aforementioned decision of October 27, 2004, the TKK published its final decision concerning the mobile termination rates of all network operators including T-Mobile Austria. In this procedure, Mobilkom Austria was found to have the lowest network costs (2005: EUR 0.0679/min). Therefore, Mobilkom will be the benchmark for all other network operators. The mobile termination rates of all mobile network operators shall, commencing November 1, 2005, incrementally be reduced to reach the Mobilkom benchmark by the end of 2008. This target value will be reviewed by the TKK every two years.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Network Infrastructure

        As a result of substantial investments in our telecommunications and cable networks since the early 1990s, we believe that T-Com's fixed-line network in Germany is now one of the most technologically advanced networks in the world, with full-digital switching and nearly 100% digital transmission capability. Advanced ATM, WDM and SDH technologies are incorporated in this network, which not only provide much faster voice and data transmission, but also improved network management and network reliability.

        During 2005, T-Com continued to expand its use of SDH technology. T-Com plans to further increase its use of WDM and SDH technologies, in-line with the demands of its customers and in conjunction with our ongoing broadband strategy. In conjunction with the development of T-Com's high-speed fiber-optic network, T-Com is incorporating ADSL2+ technology and fiber optic-based VDSL technology. Moreover, in addition to its announced efforts to increase broadband access speeds, T-Com intends to continue to increase the use of innovative technologies like WiMAX, VDSL, Outdoor DSLAM and Gigabit Ethernet.

        As of December 31, 2005, T-Com's PSTN in Germany consisted of approximately 7,900 local networks connected by a long-distance transmission network. T-Com's IP platform, the basis for various services offered to individual customers (especially access to the Internet) as well as to business customers (e.g., VPNs and connection of servers to the World Wide Web), consisted of numerous locations primarily linked through router technology.

        The following table provides information on the length of the copper and fiber-optic cables contained in T-Com's access and transmission networks in Germany at December 31, 2005, and each of the two prior years:

Length in km
Year	Copper Cable	Fiber-Optic Cable
2003	1.474 million	0.195 million
2004	1.485 million	0.197 million
2005	1.480 million	0.206 million

        For more information about T-Com's network infrastructure, see "—Description of Business—Broadband/Fixed Network—T-Com."

  Global Networks

        As of January 1, 2005, the transmission network responsibilities of the former "Global Network Factory" were transferred from the Business Customers strategic business area to T-Com as part of our strategic realignment and in order to combine our national and global carrier businesses into one strategic business area. Global Networks manages the development, construction and operation of T-Com's global networks outside Germany, including a 2.5 Gigabyte SDH network connecting major European cities. These international networks have been partially migrated into fiber-optic and WDM systems.

  Cable Transmission Infrastructure

        As of January 1, 2005, ICSS was transferred from the Business Customers strategic business area to T-Com as part of our strategic realignment and in order to combine our national and global carrier businesses into one strategic business area.

        T-Com's global transmission infrastructure consists of underground and submarine cables, which directly link the German national telecommunications network to numerous other telecommunications service providers worldwide. In addition, T-Com holds interests in numerous fiber-optic submarine and terrestrial cable networks worldwide. Restoration contracts with other cable operators and telecommunications carriers have been created to prevent network failures from affecting network availability. T-Com's domestic telecommunications network is connected to submarine cables via various "landing points," five of which are located in Germany.

  Global Network Factory-Services

        Through Global Network Factory-Services, T-Systems' Business Services manages the development, construction and operation of its German and international service platforms. These platforms include IP MPLS, ATM, Frame Relay and VoIP platforms, which are based on transport capacity leased primarily from T-Com and, to a lesser extent, from other providers. As of December 31, 2005, based on book values, these assets consisted of technical facilities (83%), mainly active network equipment; intangible assets (10%), mainly licenses; and the remainder (7%) consisted of furniture and fixtures as well as assets under construction.

  Computing Services & Solutions (CSS)

        As part of the strategic realignment of the Deutsche Telekom group, the former Global Computing Factory has been merged into Computing Services and Solutions.

        CSS possesses the server equipment, software tools and expertise employed in the operation of the computer network infrastructure described above. As of December 31, 2005, CSS's global mainframe systems performance had a combined total computing power of 123,386 millions of instructions per second (MIPS), compared to 130,786 MIPS as of December 31, 2004, due to the consolidation of computer centers.

        T-Systems' mainframe computing equipment in Germany and Switzerland (approximately 81.69% of T-Systems' total worldwide computing power) is based on a leasing contract with IBM. T-Systems only purchases the computing capacity actually required, according to a flexible, demand-driven business agreement. Additional mainframe systems used by CSS are located in Germany, Italy, Switzerland, South Africa, France, Brazil and Spain, most of which are leased from IBM. In addition to these mainframe systems, as of December 31, 2005, a total of 38,392 servers (most of which are owned by T-Systems) were operated worldwide in the following countries: Austria, Belgium, Brazil, the Czech Republic, Denmark, France, Germany, Hungary, Italy, Philippines, Poland, Russia, Singapore, Spain, South Africa, Switzerland, the Netherlands, Turkey, the United Kingdom and the United States (compared to a total of 35,418 servers as of December 31, 2004).

  Mobile Network Infrastructure

        At December 31, 2005, the network infrastructure of our mobile telecommunications business consisted of approximately 62,000 base station cells in Europe and approximately 33,000 base station cells in the U.S.

  Real Estate

        Our German real estate portfolio consists of approximately 10,600 properties, which comprise a total site area of approximately 42 million square meters. The total net floor space of these properties is approximately 9.9 million square meters. In addition, we have leased approximately 3.8 million square meters. Most of this area is used for telecommunications installations, research centers, service outlets, computer centers and offices. Area and sites used for our radio transmission facilities are not itemized in square meters and therefore are not included in these numbers.

        We manage and service our German real estate portfolio through various subsidiaries.

        The real estate portfolio of our consolidated group had a book value of EUR 11.0 billion at December 31, 2005, including radio transmission properties and real estate assets of our foreign subsidiaries. Approximately 70% of this amount (EUR 7.7 billion) relates to properties held directly by Deutsche Telekom AG on an unconsolidated basis. The remaining 30% is mostly held through our Mobile Communications strategic business area and our Central and Eastern European subsidiaries.

        To improve operational efficiencies, and to dispose of non-core assets, we have continued to monetize certain of our real estate assets. In 2005, we entered into agreements for the sale of properties in the aggregate amount of EUR 427 million. Of the EUR 218 million in proceeds we received in 2005, EUR 134 million related to properties transferred in 2005 and EUR 84 million related to transactions in 2004 and prior years. The properties we sold in 2005 comprised approximately 1.6 million square meters of land area and approximately 0.4 million square meters of lettable floor space. We leased back a relatively small portion of this. Although we will incur rent expense related to the leased-back area, we will achieve a reduction in interest payments and other costs related to the properties sold.

        Our radio transmission sites in Germany, including towers, masts and rooftops, are owned or leased by various subsidiaries. Our subsidiaries manage these radio transmission sites and the related technical infrastructure facilities to provide antenna space for T-Mobile, T-Com and T-Systems in Germany. These subsidiaries also offer these services to third-party radio-network operators. Our subsidiaries currently manage approximately 24,600 radio transmission sites, of which approximately 3,400 are located on Deutsche Telekom AG property. Approximately 22,200 of these transmission sites are owned by our subsidiaries, whereas the remaining 2,400 are owned by third-parties. In addition, we own and operate approximately 19 radio transmission sites for AM, short- and long-wave radio transmission.

Item 4A. Unresolved Staff Comments

        Not applicable.

ITEM 5. Operating and Financial Review and Prospects

        You should read the following discussion in conjunction with our annual consolidated financial statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation of net profit and total shareholders' equity to U.S. GAAP, see "—Reconciling Differences between IFRS and U.S. GAAP" and notes (48) and (49) to the consolidated financial statements.

        The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to materially differ from those expressed in, or implied by, the forward-looking statements. Please refer to "Forward-Looking Statements" and "Item 3. Key Information—Risk Factors" for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

MANAGEMENT OVERVIEW

        Management of our company provides the following discussion and analysis to present an overview of our financial condition, operating performance and prospects from management's perspective.

        Despite increasingly intense competition, 2005 was a very successful year for us. We achieved our goal of continuing profitable growth, and realigned our operations into three strategic business areas: Broadband/Fixed Network, Mobile Communications, and Business Customers. These realigned organizational structures are part of our strategy to transform our company from a technology company to a service company and to position ourselves as the leading service provider in the multimedia market in Europe. The following paragraphs highlight several recent important developments relating to our group.

Organizational structure realigned into three strategic business areas

        On January 1, 2005, three new strategic business areas—Broadband/Fixed Network, Mobile Communications and Business Customers—replaced our previous divisional structure (T-Com, T-Mobile, T-Systems and T-Online). This strategic realignment resulted in changes within the group and transfers between our strategic business areas. Responsibility for servicing small-and medium-sized enterprises (SMEs), for example, has generally been transferred from the former T-Com division to the new Business Customers strategic business area. The planning, rollout, and operation of the service platform for SMEs is now managed by T-Systems' Business Services business unit. The Central and Eastern European mobile telecommunications subsidiaries previously assigned to the former T-Com division are now reported under the Mobile Communications strategic business area. The concentration of our entire national and international wholesale businesses at T-Com resulted in the transfer of the transport platforms (Global Networks) and the international carrier business (ICSS) from the former T-Systems division to the Broadband/Fixed Network strategic business area.

        Another important factor for the successful development of the broadband market is the planned merger of T-Online International AG into Deutsche Telekom AG. A delay in the completion of this merger means that planned synergies may not be realized. For example, until the merger it will not be possible to effectively meet the growing demand for a portfolio with fully integrated products, consisting in particular of fixed network telephony and Internet, potentially supplemented by media content. This situation, coupled with the multiple service provider relationships and contacts, makes it more difficult to attract and retain customers. For more information, see "Item 8. Financial Information—Legal Proceedings."

New accounting principles

        For the first time, we are required to prepare our consolidated financial statements in connection with the 2005 financial year in accordance with International Financial Reporting Standards. Our 2005 consolidated financial statements also include comparative financial statements for 2004 and 2003, prepared in accordance with IFRS. Material effects on our net worth, financial position and results of operations resulting from the transition from German GAAP to IFRS are shown in the reconciliation in the notes to the consolidated financial statements, under "Explanation of transition to IFRS," "Reconciliation of consolidated shareholders' equity," and "Reconciliation of profit after income taxes," and the notes contained therein.

Our group's profitable growth continued in 2005

        Our group's continued profitable growth is reflected in our 3.9% increase in net revenues, to EUR 59.6 billion in 2005 (2004: EUR 57.3 billion), and our strong growth in net profit, by EUR 4.0 billion, to EUR 5.6 billion. The main contributor to the increase in our net revenues was Mobile Communications. The share of our net revenues generated by international activities continued to increase, from 39.4% in 2004, to 42.6% in 2005, largely as a result of positive business developments at T-Mobile USA. Our growth in net profit in 2005, compared with 2004, primarily resulted from a decrease in depreciation, amortization and impairment losses, a lower loss from financial activities and reduced income taxes. We believe our financial performance, as well as our reduction of indebtedness, contributed to the increase in our credit rating in 2005.

Proposed dividend

        On the basis of the positive development in our profitability in 2005, our Management Board and Supervisory Board (Aufsichtsrat), are proposing that we pay a dividend of EUR 0.72 for each share carrying dividend rights, so that our shareholders can again participate in our success. If approved at the 2006 annual general shareholders' meeting, this would be the highest dividend we have ever paid.

The group's key growth driver remained the Mobile Communications strategic business area

        In 2005, Mobile Communications was the group's key growth driver. The T-Mobile group substantially increased both its revenues and subscriber base, and T-Mobile USA was again the most dynamic T-Mobile company, with 4.4 million net customer additions. Accordingly, during the course of 2005, the number of T-Mobile USA customers exceeded 20 million for the first time, achieving a customer base of 21.7 million at year-end. In 2005, T-Mobile Deutschland had 2.1 million net customer additions, increasing its customer base to a total of 29.5 million at year-end. This increase was primarily driven by its focused subscriber acquisition strategy. In the United Kingdom, T-Mobile UK recorded approximately 1.4 million net customer additions (including Virgin Mobile customers). Customer numbers at T-Mobile Czech Republic and T-Mobile Netherlands developed satisfactorily in 2005, and in Austria they increased slightly, despite intense competition. Cumulatively, our Central and Eastern European mobile telecommunications companies in Hungary, Slovakia, Croatia and Macedonia reported growth of 0.8 million mobile customers, for a total mobile customer base of 9.0 million. Our Montenegrin subsidiary, Monet, which was first consolidated in 2005, reported approximately 0.2 million mobile customers by year-end.

The Broadband/Fixed Network strategic business area achieved strong broadband growth

        In 2005, the continued development of the broadband market, despite tough competition, remained the main driver of business development in the Broadband/Fixed Network strategic business area, which consists of the T-Com and T-Online business units. In 2005, Broadband/Fixed Network once again increased the number of broadband customers—both in terms of lines and customers with calling plans—as a result of its successful marketing strategy.

        At December 31, 2005, T-Com had approximately 7.9 million broadband access lines in operation in Germany, including 1.3 million Resale DSL lines marketed on a wholesale basis, i.e., broadband access products sold by other carriers outside the Deutsche Telekom group. This represented an increase of approximately 2.1 million lines. Competition in the broadband market intensified significantly, due, for example, to increased competition in the ISP market and the increased presence of other European telecommunications companies and local-loop operators in the German broadband market. In 2005, T-Com benefited from overall market growth in its Resale DSL activities, and the marketing of high bit-rate unbundled subscriber lines. Our subsidiaries in Central and Eastern Europe were also successful in marketing broadband access lines in 2005, with both T-Hrvatski Telekom and Slovak Telekom surpassing 100,000 broadband access lines by December 31, 2005. Increased bandwidths are a key requirement to benefit from the development of the broadband market. Since July 1, 2005, for example, T-Com has been providing broadband access lines with transmission rates of up to six Mbit/s.

        We intend to press ahead with the expansion of our network through the deployment of new DSL technologies, and the development of a new, high-speed broadband network. By developing ADSL2+ technology, with speeds of up to 25 Mbit/s, and using VDSL2 technology, which is increasingly based on fiber optics and uses bandwidths of up to 50 Mbit/s, we hope to make high bit-rate lines available to a wider market. A further component of T-Com's broadband strategy is its long-term goal of increasing the penetration of broadband and advanced technologies through the promotion of home and public W-LAN access to the Internet. As of December 31, 2005, there were more than 5,500 public HotSpots operated by T-Com and T-Mobile—an increase of more than 30%, compared to 2004.

        The number of narrowband access lines in Germany and abroad fell by 3.7%, to 41.2 million, in the course of the year, with a higher percentage decline in ISDN access lines than in standard access lines. In Germany, the number of narrowband access lines decreased by 4.1%, compared to 35.2 million in 2004, due in part to customer churn in favor of competitors, especially local-loop operators, and in part to mobile substitution. At 9.8 million, the total number of ISDN access lines decreased by 6.1%, compared to 2004, attributable in part to the discontinuation of the price advantage of combining T-DSL with T-ISDN, compared to T-DSL combined with a T-Net access line, and also to the growing saturation of the market and the new VoIP products offered by competitors. We expect the decrease in the number of narrowband access lines we offer in Germany, and in Central and Eastern Europe, to continue in 2006 and beyond.

        Since January 31, 2005, the focus in the Broadband/Fixed Network strategic business area has been on marketing T-Online's full-service broadband packages. By marketing these packages—which comprise a broadband access line, Internet access, and hardware components—throughout Germany, T-Online expanded its broadband customer base in 2005, by 38%, to approximately 4.45 million. T-Online has also accelerated the development of attractive services that are tailor-made for broadband access lines by making its VoIP service, which can be used without a PC, available through W-LAN and DSL telephony routers, since September 2005. Further, T-Online successfully strengthened its foothold on the Western European broadband market with its attractive packages. For example, the number of its broadband customers in France and Spain increased by 77% in 2005. In addition, T-Online laid the groundwork for the establishment of its own, fully IP-based network in France and Spain. This will allow T-Online to offer its customers Internet access, entertainment and broadband communication services with high bandwidth and high quality. T-Online's own networks are also providing the foundation in these two markets for planned triple-play offerings, including a TV component.

The Business Customers strategic business area increased the level of new orders in a difficult market environment

        The Business Customers strategic business area, under the T-Systems brand name, stabilized its business, despite continued pressure on margins and significant structural changes in its market environment. In 2005, T-Systems increased its level of new orders, which reflects the success of the Focus on Growth program, and which has enabled T-Systems to further strengthen its customer relationships and tap new growth potential.

        As a result, T-Systems' Enterprise Services business unit was able to gain key, new accounts, including the logistics company DHL and the Sparkasse financial group. In addition to generating significant revenues, transactions of this size are characterized by the establishment of a long-term partnership between the customer and T-Systems. Successful expansion was also present in the business process outsourcing area, in which T-Systems takes over entire business processes from the customer and provides end-to-end support.

        In T-Systems' Business Services business unit, the strategic focus is centered on the re-acquisition and expansion of market share in the area of telecommunications services for large- to medium-sized enterprises. This business unit is also working on expanding its IT services portfolio and recorded increased growth in IT business, compensating for the downturn in voice and network services. Trading conditions remain, however, difficult.

Changes in the consolidated group

        T-Mobile Austria entered into an agreement in the fourth quarter with Western Wireless International Austria Corporation to acquire full control of the Austrian mobile telecommunications operator, tele.ring Telekom Service GmbH. This acquisition is subject to the approval of the Austrian telecommunications regulator and the E.U. Commission.

        At the end of 2005, T-Systems entered into an agreement with Volkswagen AG to buy its global IT arm, gedas, while at the same time securing a master agreement with the VW Group for IT services valued at EUR 2.5 billion over seven years. Approval of this transaction from the Mexican competition authority (Comisión Federal de Competencia) and the E.U. Commission was received on February 28, 2006. We expect the transaction to be completed in the first half of 2006.

        In 2005, we bought and sold several companies. In the first quarter of 2005, Magyar Telekom acquired a majority interest in the Telekom Montenegro group, which has been fully consolidated since the second quarter. T-Systems DSS (part of the Business Customers strategic business area) was sold in the second quarter of 2005. In the Broadband/Fixed Network strategic business area, the Spanish company, Albura, was fully consolidated in the third quarter and merged into T-Online's Spanish subsidiary, Ya.com, in December 2005. In addition, our remaining interest in the Russian mobile telecommunications company, MTS, was sold in September 2005.

        In 2005, we also agreed to sell 25.9% of our interest in Sireo Real Estate Asset Management GmbH to Corpus Immobiliengruppe GmbH & Co. KG. This sale is subject to the approval of the E.U. Commission antitrust authorities. Upon completion of this transaction, we will hold a 25.1% interest in Sireo Real Estate Asset Management GmbH, and our co-shareholders, Morgan Stanley Bank AG and Corpus Immobiliengruppe GmbH & Co. KG, will hold 24.5% and 50.4%, respectively.

Group strategy

        We believe that the telecommunications market has significant growth potential, in particular in the areas of broadband and mobile telecommunications, for voice and data applications, increased convergence of what used to be separate markets and technologies, and economic benefits of economies of scale. One of the driving forces behind these developments is the application of the Internet protocol (IP), a technology that is used to send and receive data in high-performance broadband networks. However, the market environment is dominated by price pressure and the entry of new competitors in the fixed-line network and mobile telecommunications areas. Mobile substitution, in particular, may result in a further decline in the number of call minutes in the fixed-line network and in intensified competition in the access business.

        Having succeeded with the debt reduction program we initiated at the beginning of 2002, we are entering a new growth and value-enhancement phase in 2006. Our strategic goal is to shape the information and telecommunications sector as Europe's largest integrated telecommunications company and the leading service provider in the industry. We will pursue these objectives primarily through ten strategic measures by the companies of the Deutsche Telekom group:

  •
  Defense of the fixed-line network core business through strategic pricing measures, in the form of bundled products and segment-specific customer retention campaigns.

  •
  Conquer the home in the broadband business, through mass-market penetration with DSL, and also VDSL in combination with fiber-optic networks. We aim to launch customer-oriented double and triple-play offerings (i.e., communications services, Internet access and entertainment services).

  •
  Expansion of the wireless communications core business as a leading service provider, by offering customer-oriented solutions with attractive and simple calling plans.

  •
  Expansion of mobile data services by becoming the leader in mobile broadband and introducing the mobile Internet, for example, with the introduction of "web'n'walk."

  •
  Convergence by developing integrated fixed-line network/mobile telecommunications packages, such as T-Mobile@home and the DualPhone solution, as well as IP-based services and services that can be used with different technologies (multi-access IP), such as VoD and VoIP.

  •
  Reinforcement of the telecommunications core business with both SMEs and multinational corporations, through strategic pricing measures, cross-selling and up-selling, mobile business solutions, and operational excellence.

  •
  Growth with ICT solutions, through growth in the IT-outsourcing core business, by increasing our share in our existing customers' budget and by winning additional large-scale contracts.

  •
  Customer relationship management on the basis of a customer database for all of T-Com's and T-Mobile's customers.

  •
  Operational excellence for leveraging cost efficiencies. Our purchasing volume for goods and services in 2005, for example, amounted to around EUR 19.9 billion. Significant additional synergy potential can be achieved by harmonizing and standardizing products and services and by bundling demands throughout the group.

  •
  Culture change and human resources development, in particular at the customer interface, to improve the quality of service.

        These strategic measures, a ten-point initiative, are being systematically planned and implemented through the Excellence Program, which was launched at the beginning of 2005. In the future, these measures will also be implemented as part of growth programs in the three SBAs and as group-wide initiatives, and will form the foundation for a planned fundamental transformation of our corporate culture.

        Our strategies may, of course, be adapted and changed to respond to opportunities and changing conditions. As reported in past years, we may embark on capital expenditure programs and pursue acquisitions, joint ventures, dispositions or combinations of businesses where we perceive real opportunity for profitable growth, cost savings or other benefits for our group. Transactions may be conducted using newly issued shares of Deutsche Telekom or shares of our affiliates, cash or a combination of cash and shares, and may individually or in the aggregate be material to us. As in the past, discussions with third parties in this regard may be commenced, on-going or discontinued at any time or from time to time.

Outlook(1)

  Mobile Communications

        We expect that the Mobile Communications strategic business area will continue to be the growth driver of the group in 2006. Further development will again be driven, in particular, by the U.S. market, which has recorded relatively high customer growth rates. For Europe, despite strong price pressure and high levels of market penetration, we expect to be able to expand our revenue market share, primarily through higher usage on the part of our customers. A further major growth factor will be the speed with which advanced mobile-data services are introduced and accepted by our customers. The rollout of the first "web'n'walk" devices has already begun.

        In Europe, key areas of our capital expenditure in 2006 will include improvements in the quality of our existing GSM networks and the further expansion of our UMTS networks. In the United States, we will drive forward the expansion of network capacity and the acquisition of additional mobile telecommunications licenses to safeguard our medium-term growth. Among other measures, we plan small network acquisitions for this purpose. In addition, we are preparing to invest in a next-generation mobile telecommunications network in the United States.

        Based on these plans and current market conditions, we expect further growth in total revenues in the Mobile Communications strategic business area over the next two years, although we can offer no assurance that our expectations in this regard will be achieved.

(1)
This Outlook discussion contains forward-looking statements that reflect management's current views with respect to future events. Words such as "expect," "anticipate," "believe," "intend," "may," "could," "estimate," "aim," "goal," "plan," "project," "should," "will," "seek," "outlook" or similar expressions generally identify forward-looking statements. Statements with regard to future revenues or operating profitability are forward-looking statements. You should consider forward-looking statements with caution. They are subject to risks and uncertainties, most of which are difficult to predict and are often beyond our control. The risks and uncertainties include those described in the sections "Forward-Looking Statements" and "Risk Factors" of this Annual Report. Please read those sections when considering this Outlook discussion. Among the other relevant factors that might influence our ability to achieve our objectives are: the progress of our workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance may materially differ from the performance expressed or implied by such statements. We can offer no assurance that our estimates or expectations will be achieved. We do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws.

  Broadband/Fixed Network

        In 2006, the Broadband/Fixed Network strategic business area will focus on safeguarding and further developing its core voice and access businesses, and on expanding its broadband business by means of innovative products. Our outlook with respect to future business development is based, in part, on the expectation that the merger of T-Online International AG into Deutsche Telekom AG will be completed successfully in 2006.

        The traditional fixed-line network business will continue to be characterized in 2006 by mobile substitution, competition-driven loss of market share, price cuts due to regulatory requirements, and the after-effects of the substantial fall in Internet access fees in 2005. We believe that product innovation campaigns and subscriber-driven growth in the broadband area will not be enough to fully offset the decline in revenues resulting from these factors. However, we do expect broadband growth and revenues from new products based on new technologies, such as VoIP, to begin to offset this decline in 2007.

        In the business for new broadband-access customers, we expect the planned T-Online merger to generate a strong increase in the number of broadband-access lines. In addition, we plan to establish our triple-play offerings under the "Conquer the home" strategy. A major element of this strategy will be the expansion of our high-speed Internet infrastructure, which is scheduled to be rolled out in 50 large German cities by the end of 2007, provided such an investment is economically viable in the regulatory environment. Accordingly, we expect this will be one of our key areas of capital expenditure in 2006, with investment of approximately EUR 3 billion over three years. The roll out of this high-speed infrastructure has already begun in 10 cities.

        The Broadband/Fixed Network strategic business area is also planning to extend its range of convergent fixed-line network/mobile products. For example, we expect to launch the DualPhone solution in mid-2006. This solution combines the benefits of fixed-line network telephony and mobile telecommunications in a single handset.

        Increased market investments in customer acquisition and retention in the Broadband/Fixed Network strategic business area will be necessary in 2006 to support sustainable growth. Based on current market conditions, and the foregoing underlying assumptions, we presently anticipate a medium-term (as of 2007) up-turn in the Broadband/Fixed Network revenue trend. Due to the rapidly changing telecommunications environment and many other factors not under our control, however, we cannot guarantee that our expectations in this regard will be realized.

  Business Customers

        In the Business Customers strategic business area, the Business Services unit will focus on defending its telecommunications business in a fiercely contested market. In the core telecommunications business (voice, data, IP), we are aiming to maintain revenue levels, despite the drop in prices. The primary goals are to extend the customer base and to win back customers. This strategy will be accompanied by efforts to increase telecommunications revenues in areas such as LAN solutions (network solutions for connecting workstations at a company's site). The Business Services business unit expects strong growth in its IT business, especially from small- and medium-sized enterprises, in 2007. Capital expenditures are expected to increase in 2006, due to the technical consolidation of the IT environment and the introduction of value-added services.

        In the Enterprise Services business unit, we plan to significantly expand our market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, meanwhile, we intend to grow primarily by expanding outsourcing activities, in particular through large-scale contracts and continued business process outsourcing with a focus on billing and collection. We are planning to increase capital expenditures also in Enterprise Services, particularly through the assumption of assets in conjunction with business process outsourcing.

        Assuming the successful achievement of these goals, we currently expect higher total revenues in the Business Customers strategic business area in 2006 and 2007. However, we cannot guarantee that our expectations in this regard will be realized.

        Based on the development of our strategic business areas and the described market investments, we anticipate further group revenue growth for the next two years. Despite the resulting downward effect on our earnings, we intend to invest around EUR 1.2 billion in creating a platform for revenue growth in 2006. We plan to intensify marketing new products, strengthen our sales activities, and introduce new and innovative rates. We believe that the measures implemented in 2006 will contribute to an improvement in operating results in 2007.

CRITICAL ACCOUNTING ESTIMATES

        Our consolidated financial statements prepared in accordance with IFRS, and the reconciliation of our consolidated financial statements from IFRS to U.S. GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our consolidated financial statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies that we believe are essential to an understanding of the underlying financial reporting risks, and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under IFRS and our reconciled U.S. GAAP financial information.

        Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining fair value at the acquisition date, in particular, in the case of assets acquired in a business combination. The expected useful lives of these assets must be estimated. The determination of the fair values of assets, as well as of the useful lives of the assets is based on management's judgment.

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. For example, the estimation of cash flows underlying the fair values of our mobile businesses takes into consideration the continued investment in network infrastructure required to generate future revenue through the offering of new data products and services, for which only limited historical information on customer demand may be available. If the expected demand for these products and services does not materialize, our revenues and cash flows may not develop in accordance with our business model, which may lead to write-downs of investments to their fair values.

        Under U.S. GAAP, the recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, an impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets' fair value. Reversal of previously recognized impairment losses is not permitted.

        The determination of the recoverable amount of a cash-generating unit (under IFRS) or the fair value of an asset group or a reporting unit (under U.S. GAAP) involves the use of estimates by management. Methods used to determine the fair value less costs to sell (under IFRS) or fair value of an asset group (under U.S. GAAP), include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value under both IFRS and U.S. GAAP and the amount of any goodwill write-down.

        Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-line network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. Generally, an impairment charge is recorded, in accordance with IFRS, when an investment's carrying amount exceeds the present value of its estimated future cash flows, and, in accordance with U.S. GAAP, when a decline in fair value is considered to be other than temporary. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is other than temporary involves judgments and relies heavily on assessments by management regarding the future development and prospects of the investee company. In determining value, quoted market prices are used, if available, or other valuation methodologies. To determine whether an impairment is other than temporary, we consider the ability and intent to hold the investment for a reasonable period of time to ascertain whether a forecasted recovery of fair value exceeds the carrying amount, including an assessment of factors such as, the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee company, the regional economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results could result in losses or an inability to recover the carrying amount of the investment, which could result in impairment charges.

        Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than currently expected.

        Income taxes are estimated for each of the jurisdictions in which we operate and involve a specific calculation of the expected actual income tax exposure for each taxable item and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, based on applicable tax category and jurisdiction, taking into account any restrictions relating to the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and recognized in profit and loss. As a result, the effect of downturns or upturns in our businesses on our net profit or loss can be magnified by the resultant effects on our deferred tax assets.

        Pension obligations for benefits to non-civil servants are generally satisfied by plans that are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial procedures, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension costs because the amount of funded plan assets is small in relation to the outstanding pension obligations. Other key assumptions affecting pension costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the pension obligation. The discount rate reflects the weighted average timing (approximately 15 years) of the estimated defined benefit payments, which will be settled primarily in euros. The discount rate is based on zero coupon German government bonds with a duration and maturity of 15 years as reported by Bloomberg L.P. A risk premium, based on the yield curve of AA-rated European corporate bonds with a maturity of 15 years and German government bonds with a maturity of 15 years, is then added. Due to the insufficient liquidity of the German market for long-term corporate bonds and the existence of the euro within the euro zone, we refer to European corporate bonds to determine the discount rate risk premium. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be materially affected.

        We are obligated under the new Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost) to pay for our share of any operating cost shortfalls in income of the Civil Service Health Insurance Fund(Postbeamtenkrankenkasse) and benefits to be paid. The Civil Service Health Insurance Fund provides healthcare and medical benefits for its members and their dependents, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG. Since January 1, 1995, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. In the past, we recognized provisions in the amount of the actuarially determined present value of our share in the fund's future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be significantly impacted by even small variations in the underlying assumptions.

        We exercise considerable judgment in determining and recognizing provisions and the exposure to contingent liabilities related to pending litigation and other outstanding claims subject to negotiated settlements, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgments are necessary in assessing the likelihood that a pending claim will succeed, or if a liability will arise, and with respect to quantification of the possible range of final settlements. Provisions are recorded for liabilities when losses are considered probable and can be reasonably estimated. Because of the inherent uncertainties in making such judgments, actual losses may be different from the originally estimated provision. Significant estimates are involved in the determination of provisions related to taxes, environmental liabilities, our workforce adjustment initiative and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists or outside consultants, such as actuaries or legal counsel. Adjustments to loss provisions may significantly affect future operating results.

Revenue recognition

  Customer activation fees

        Broadband/Fixed Network's T-Com business unit and Mobile Communications receive installation and activation revenues from new customers. These revenues (and related costs limited to the amount of deferred revenues) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management's estimates are revised, material differences may result in the amount and timing of revenues recognized for a given period.

  Long-term service contracts

        Business Customers conducts a portion of its business under long-term contracts with customers. We account for certain long-term service contracts based on proportional performance, recognizing revenues as performance of a contract progresses. Factors affecting estimates of contract progress may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Estimates relating to long-term contracts are subject to regular reviews and are adjusted as necessary.

  Multiple-element arrangements

        The framework of the Emerging Issues Task Force Issue (EITF) No. 00-21 was adopted to account for multiple-element arrangements under IFRS, in accordance with International Accounting Standard (IAS) 8.12, issued by the IASB, as well as under U.S. GAAP. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). The determination of fair values is complex because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, and may therefore affect future operating results.

DIFFERENCES BETWEEN IFRS AND GERMAN GAAP

        Commencing with our fiscal year beginning January 1, 2005, we are required to prepare consolidated financial statements in accordance with IFRS, as endorsed by the European Union. The opening IFRS consolidated balance sheet was prepared for the period beginning January 1, 2003 (date of transition to IFRS in accordance with IFRS 1, "First-time Adoption of International Financial Reporting Standards," IFRS 1"). A summary of certain of the differences in the preparation of our consolidated financial statements on the basis of IFRS from that previously reported under German GAAP can be found in the notes to the consolidated financial statements, under "Reconciliation of consolidated shareholders' equity" and "Reconciliation of profit after income taxes," and the notes contained therein.

CONSOLIDATED RESULTS OF OPERATIONS

        The following table presents information concerning our consolidated income statements for the periods indicated:

	For the years ended December 31,
	2005	2004	2003
	(millions of €)
Net revenues	59,604	57,353	55,596
Cost of sales	(31,862)	(31,544)	(29,493)
Gross profit	27,742	25,809	26,103
Selling expenses	(14,683)	(12,870)	(12,752)
General and administrative expenses	(4,210)	(4,476)	(4,596)
Other operating income	2,408	1,718	2,359
Other operating expenses	(3,635)	(3,916)	(2,765)
Profit from operations	7,622	6,265	8,349
Finance costs	(2,401)	(3,280)	(3,589)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	214	945	356
Other financial income (expense)	777	(361)	(890)
Loss from financial activities	(1,410)	(2,696)	(4,123)

Profit before income taxes	6,212	3,569	4,226
Income taxes	(196)	(1,552)	(1,709)
Profit after income taxes	6,016	2,017	2,517
Profit (loss) attributable to minority interests	432	424	454

Net profit (profit attributable to equity holders of the parent)	5,584	1,593	2,063

Net Revenues

        We generated consolidated net revenues of EUR 59,604 million in 2005, an increase of 3.9%, to EUR 57,353 million, compared to 2004. Net revenues from Broadband/Fixed Network decreased by 3.0%, primarily due to a decrease in narrowband and calling charge minute net revenues, which was not completely offset by the increase in broadband net revenues. Mobile Communications net revenues increased by 12.1% due to further customer growth, in particular at T-Mobile USA. Business Customers net revenues declined by 2.0%, largely as a result of ongoing competition in the market and the continued reduction in prices of traditional telecommunications services. The full consolidation of T-Mobile Slovensko and Telekom Montenegro in 2005 and positive exchange rate effects also contributed to the increase in the group's net revenues.

        In 2004, net revenues increased by EUR 1,757 million, or 3.2%, to EUR 57,353 million, compared to 2003. This increase was primarily due to revenue growth at Mobile Communications, driven by an increase in the number of customers, offset, in part, by unfavorable exchange rate effects and deconsolidation effects within the group. The introduction of call-by-call and carrier pre-selection in 2003 resulted in a decrease in 2004 net revenues at Broadband/Fixed Network, offset, in part, by an increase in net revenues from the T-Online business unit, due to the consolidation of the Scout24 group, and to the continued rise in customer numbers and the increasing acceptance of paid services. Despite deconsolidations, in particular, of SIRIS and TeleCash, Business Customers net revenues increased slightly in 2004, compared to 2003, primarily due to growth in the Enterprise Services business unit, which more than offset the decline in net revenues of the Business Services business unit.

        For more information on our net revenue development and trends, see "—Segment Analysis."

Cost of Sales

        Our cost of sales comprises the aggregate cost of products and services delivered. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, such as depreciation and amortization (other than goodwill).

        Cost of sales increased by EUR 318 million in 2005 to EUR 31,862 million, compared with EUR 31,544 million in 2004. However, compared to our growth in revenues during 2005, our cost of sales increased at a slower pace.

        In addition to the increase in cost of sales as a result of increased sales volume, cost of sales in 2005 was affected by higher amortization expense for UMTS licenses (EUR 345 million), and increased depreciation expense in connection with the acquisition of the mobile networks in California, Nevada and New York. This increase was offset, in part, by a significant decrease in impairment losses on mobile telecommunications licenses (FCC licenses) in the United States of EUR 1,220 million (2005: EUR 30 million; 2004: EUR 1,250 million).

        Cost of sales increased by EUR 2,051 million in 2004 to EUR 31,544 million, compared with EUR 29,493 million in 2003. The increase in 2004 was largely due to the increase in net revenues, an impairment loss of EUR 1,250 million on mobile telecommunications licenses in the United States and the depreciation on UMTS licenses of EUR 519 million. In 2003, there were no impairment losses on mobile telecommunication licenses in the United States and depreciation on UMTS licenses amounted to EUR 1 million.

Selling Expenses

        Our selling expenses include all expenses for activities that do not directly increase the value of our products or services, but help to secure sales. Selling costs generally include all expenses relating to the sales (e.g., commissions), advertising and marketing departments and other sales promotion activities.

        The increase in selling expenses of EUR 1,813 million to EUR 14,683 million in 2005, compared with EUR 12,870 million in 2004, was primarily due to the increase in selling expenses at T-Mobile USA resulting from the growth in the number of T-Mobile stores, as well as to higher customer acquisition costs, and to an increase in marketing and selling expenses in the Broadband/Fixed Network strategic business area in connection with our broadband initiative.

        Selling expenses increased by EUR 118 million in 2004, compared to 2003, primarily due to an increase in selling expenses at T-Mobile relating to higher customer acquisition costs, increased advertising costs and higher customer bad debt expense at T-Mobile USA, offset, in part, by a decrease in selling expenses at Business Customers as a result of cost efficiencies, and at Group Headquarters and Shared Services as a result of decreased expenses for marketing activities.

General and Administrative Expenses

        Our general and administrative expenses generally include all costs attributable to the core administrative functions that are not directly attributable to production or selling activities.

        General and administrative expenses decreased by EUR 266 million to EUR 4,210 million in 2005, compared with EUR 4,476 million in 2004. The decrease in general and administrative expenses was primarily due to decreases at Group Headquarters and Shared Services (due, in part, to the reduction of provisions related to other taxes) and at Business Customers (mainly due to cost efficiencies, partly offset by increased restructuring costs). However, general and administrative costs increased at Broadband/Fixed Network, in particular at T-Com, as a result of increased costs for apprentices and other social costs related to employees.

        General and administrative costs decreased by EUR 120 million in 2004, compared to 2003, primarily as a result of improvements in efficiency and lower costs related to severance payments at

Broadband/Fixed Network's T-Com business unit, and as a result of the weaker U.S. dollar relative to the euro and the reimbursement of property taxes at T-Mobile USA.

Other Operating Income

        Other operating income consists of reversals of provisions (if not allocated to the functional costs), income from transfer of costs and gains from disposals. Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are largely not material.

        In 2005, the increase in other operating income (EUR 690 million), compared to 2004, was mainly due to higher income from a reversal of provisions. Effective December 2005, a new arrangement was established by the Federal Republic relating to the cost contribution to the Civil Service Health Insurance Fund. The new arrangements for the financing of the Civil Service Health Insurance Fund resulted in a reversal totaling EUR 783 million. For further information, see note (29) to the notes to the consolidated financial statements.

        In 2004, other operating income decreased by EUR 641 million primarily due to the non-recurrence in 2004 of a gain on disposals of EUR 503 million in 2003, primarily relating to the sale of the cable companies, TeleCash and SIRIS.

Other Operating Expenses

        Other operating expenses consist of impairment of goodwill, additions to provisions (if not allocated to the functional costs) and losses on disposals. Miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are largely not material.

        In 2005, the decrease in other operating expenses of EUR 281 million was primarily the result of offsetting effects. The decrease (EUR 514 million) in goodwill impairment losses, relating mainly to T-Mobile UK (EUR 1,917 million in 2005 and EUR 2,225 million in 2004), was offset, in part, by an increase in miscellaneous other expenses of EUR 269 million, primarily related to personnel adjustment and restructuring measures.

        In 2004, other operating expenses increased by EUR 1,151 million, compared with 2003, primarily attributable to the increase in goodwill impairment losses. In 2004, goodwill impairment losses related to T-Mobile UK (EUR 2,225 million) and Slovak Telekom (EUR 203 million). In 2003, we recognized goodwill impairment losses at T-Mobile USA (EUR 789 million) and Magyar Telekom (EUR 185 million).

Profit from Operations

        Profit from operations increased by EUR 1,357 million in 2005, compared to 2004, primarily as a result of increased revenues and other operating income, as well as decreased general and administrative expenses and other operating expenses, offset, in part, by increased selling expenses and cost of sales. The increase in other operating income was primarily due to a one-time effect in connection with the reversal of provisions (EUR 783 million) relating to the Civil Service Health Insurance Fund. The increase in selling expenses, amounting to EUR 1,813 million, was primarily due to the increase in expenses at T-Mobile USA resulting from the growth in the number of T-Mobile retail stores, as well as to higher customer acquisition costs. Additionally, the Broadband/Fixed Network strategic business area incurred higher marketing and selling expenses, in particular in connection with the broadband initiative.

        In 2004, the significant decrease (EUR 2,084 million) in profit from operations, compared to 2003, was primarily attributable to increased cost of sales and selling expenses, decreased other operating income and an increase in other operating expenses, offset, in part, by increased revenues and a decrease in general and administrative expenses. Cost of sales increased, primarily due to an impairment loss on U.S. mobile telecommunications licenses in the approximate amount of EUR 1,250 million in 2004, while other operating income decreased, primarily due to the non-recurrence in 2004 of a gain on disposals of EUR 503 million in 2003. The increase in other operating expenses in 2004 was primarily attributable to the recognition of goodwill impairment losses at T-Mobile UK (EUR 2,225 million) and Slovak Telekom (EUR 203 million). In 2003, we recognized goodwill impairment losses at T-Mobile USA (EUR 789 million) and Magyar Telekom (EUR 185 million).

Loss from Financial Activities

        The following table presents information concerning our loss from financial activities:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Finance costs
Interest income	398	377	200	5.6	88.5
Interest expense	(2,799)	(3,657)	(3,789)	23.5	3.5
	(2,401)	(3,280)	(3,589)	26.8	8.6
Share of profit of associates and joint ventures accounted for using the equity method	214	945	356	(77.4)	n.m.
Other financial income (expense)	777	(361)	(890)	n.m.	59.4

Loss from financial activities	(1,410)	(2,696)	(4,123)	47.7	34.6

n.m.—not meaningful

  Finance costs

        Our finance costs decreased by EUR 879 million in 2005 to EUR 2,401 million primarily due to a reduction of financial liabilities and an improvement in our credit ratings which resulted in better interest rates on certain existing indebtedness.

        In 2004, finance costs decreased by EUR 309 million, to EUR 3,280 million, compared to 2003, primarily as a result of debt reduction.

        The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.5% in 2005, 6.8% in 2004 and 6.8% in 2003. The effective weighted average interest rate applicable to our outstanding indebtedness related to bank liabilities was 6.1% in 2005, 6.5% in 2004 and 6.1% in 2003. Some of our debt instruments have provisions that could cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see "—Liquidity and Capital Resources—Capital Resources."

  Share of profit of associates and joint ventures accounted for using the equity method

        The share of profit of associates and joint ventures accounted for using the equity method in 2005 reflected the gain on our sale of shares in comdirect bank amounting to EUR 62 million. In 2004, the share of profit of associates and joint ventures accounted for using the equity method reflected the gain on the sale of shares in MTS amounting to EUR 972 million, which was partially offset by losses incurred in connection with Toll Collect.

        In 2004, the share of profit of associates and joint ventures accounted for using the equity method increased, compared to 2003, primarily as a result of the sale of shares in MTS (EUR 972 million). In 2003, gains from our sales of shares in MTS, and of our interests in ISH-Holding Moscow and Globe Telecom, totaled EUR 539 million. In addition, improved results, primarily from PTC and MTS

(EUR 106 million and EUR 177 million, respectively, in 2004, compared to EUR 84 million and EUR 121 million, respectively, in 2003), and from reduced losses attributable to Toll Collect, contributed to this increase in share of profit of associates and joint ventures accounted for using the equity method.

  Other financial income (expense)

        Other financial income (expense) improved by EUR 1,138 million in 2005, compared to 2004, primarily due to the sale of our remaining shares in MTS (EUR 972 million).

        In 2004, other financial income (expense) improved by EUR 529 million, compared to 2003, mainly due to a change in the discount rate in 2003 (EUR 221 million) relating to the Civil Service Health Insurance Fund, which remained stable in 2004. Additionally, expenses relating to financial instruments decreased by EUR 275 million in 2004, compared to 2003.

  Depreciation, Amortization and Impairment Losses

        The following table provides a breakdown of the depreciation, amortization and impairment losses contained in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

		For the years ended December 31,
		2005	2004	2003
		(millions of €)
Amortization and impairment of intangible assets		(4,427)	(5,461)	(2,233)
of which:	impairment of goodwill	(1,920)	(2,434)	(983)
of which:	amortization and impairment of mobile telecommunications licenses	(951)	(1,824)	(55)
Depreciation and impairment of property, plant and equipment		(8,070)	(7,666)	(8,072)

Total depreciation, amortization and impairment losses		(12,497)	(13,127)	(10,305)

        Amortization and impairment of intangible assets is mainly related to mobile telecommunications and software licenses, as well as to goodwill. The decrease in amortization and impairment of intangible assets in 2005, of EUR 1.0 billion, primarily resulted from a reduction in goodwill impairment losses at T-Mobile UK (2005: EUR 1.9 billion; 2004: EUR 2.2 billion), and the non-recurrence in 2005 of goodwill impairment losses at Slovak Telekom (EUR 0.2 billion), compared with 2004. We generally perform our annual impairment test each September 30. However, we had not completed this test for our mobile business in the United Kingdom (T-Mobile UK) when our interim financial statements for the third quarter of 2005 were published. Instead, as previously reported, we were still evaluating information from a number of different sources, including the announcement made by Telefónica on October 31, 2005, that it planned to acquire the U.K.-based mobile operator, O2, for a price of 200 pence per share (approximately GBP 17.7 billion, or EUR 26.0 billion). Under IFRS, in determining fair value, greater weight is to be given to prices paid in comparable transactions than to internal, discounted cash flow calculations. Based on the offer made by Telefónica, and using a multiplier valuation model, we determined the fair value of our cash-generating unit, T-Mobile UK, which resulted in an impairment loss of EUR 1.9 billion at December 31, 2005.

        Additionally, in 2004, an impairment loss of EUR 1.3 billion was recorded in connection with our U.S. mobile telecommunications licenses relating to the winding up of GSM Facilities, the network joint venture between T-Mobile USA and Cingular. In 2005, in addition to the impairment losses at T-Mobile UK, there was an increase in the amortization of UMTS licenses (EUR 0.3 billion) as a result of the effect of a full year of amortization charges that had commenced with the start of commercial operations using our UMTS licenses in Germany and the United Kingdom in the second and third quarters of 2004, respectively. Amortization of other intangible assets recognized at T-Mobile USA increased in 2005, by EUR 0.2 billion, mainly due to the wholesale agreement on minutes of use between T-Mobile USA and Cingular.

        Depreciation and impairment of property, plant and equipment also increased in 2005, by EUR 0.4 billion, primarily as a result of an increase in depreciation related to the acquisition of the GSM Facilities networks in California, Nevada and New York in the first quarter of 2005.

        In 2004, amortization of intangible assets increased by EUR 3.2 billion, as compared with 2003, primarily due to amortization and impairment losses related to mobile telecommunications licenses at T-Mobile USA (EUR 1.3 billion), goodwill at T-Mobile UK (EUR 2.2 billion) and Slovak Telekom (EUR 0.2 billion), as well as higher scheduled amortization of UMTS licenses (EUR 0.5 billion). In 2003, we recorded goodwill impairment losses at T-Mobile USA (EUR 0.8 billion) and T-Mobile Hungary (EUR 0.2 billion). Depreciation and impairment of property, plant and equipment decreased by EUR 0.4 billion in 2004, compared with 2003, mainly due to reduced scheduled depreciation on technical equipment and machines, as a result of equipment sales and a reduced depreciation basis, as well as reduced investments in previous years.

        For more information relating to our intangible assets, see note (20) to the notes to the consolidated financial statements.

        The following table provides a breakdown of impairment losses:

		For the years ended December 31,
		2005	2004	2003
		(millions of €)
Intangible assets		(1,958)	(3,710)	(1,017)
of which:	goodwill	(1,920)	(2,434)	(983)
of which:	U.S. mobile telecommunications licenses	(30)	(1,250)	0
Property, plant and equipment		(248)	(158)	(132)
of which:	land and buildings	(233)	(106)	(94)
of which:	technical equipment and machinery	(7)	(45)	(33)
of which:	other equipment, operating and office equipment	(5)	(5)	(5)
of which:	advance payments and construction in progress	(3)	(2)	0

Total impairment losses		(2,206)	(3,868)	(1,149)

  Profit before Income Taxes

        Profit before income taxes increased by EUR 2,643 million in 2005, to EUR 6,212 million, compared with 2004, mainly due to increased profit from operations and decreased loss from financial activities.

        In 2004, profit before income taxes decreased by EUR 657 million, to EUR 3,569 million, compared with 2003, primarily as a result of decreased profit from operations, offset, in part, by a decrease in loss from financial activities.

  Income Taxes

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Income taxes	196	1,552	1,709	(87.4)	(9.2)

        In general, the amount of income taxes we recognize is a function of our profit before income taxes and the various income tax rates applicable to profit before income taxes, and the recognition or non-recognition of deferred income taxes in accordance with IFRS. However, the income tax expense recorded on our financial statements is not necessarily reflective of the actual income taxes we paid.

        In 2005, income taxes decreased from EUR 1,552 million to EUR 196 million, a decline of EUR 1,356 million compared to 2004. As described below, in 2005 we recorded previously unrecognized deferred tax assets resulting in an income tax benefit of EUR 2,176 million. Recording this deferred tax asset more than offset the increase in income taxes resulting from our increased level of earnings during the year. In 2004, income taxes decreased by EUR 157 million compared to 2003.

        Our effective income tax rate (income taxes as a percentage of profit before income taxes) was approximately 3% in 2005 (primarily due to the deferred tax asset described below), 43% in 2004 and 40% in 2003. The German statutory income tax rate applicable to us was approximately 39% in 2005 and 2004, and 40.4% in 2003. This statutory income tax rate includes corporate income tax of 25%, a solidarity surcharge on corporate income tax (Solidaritätszuschlag) levied at 5.5% on corporate income tax, and trade tax at an average German national rate.

        Our profit before income taxes was EUR 6,212 million in 2005, EUR 3,569 million in 2004 and EUR 4,226 million in 2003. Profit before income taxes in each of these years included transactions that significantly affected profit before income taxes with no, or a disproportionately small, impact on income taxes recorded.

        Profit before income taxes in 2005 included capital gains on our sale of MTS shares, amounting to EUR 1.0 billion, only 5% of which was taxable. Additionally, profit before income taxes was reduced by a goodwill impairment of EUR 1.9 billion, which we recognized in 2005, primarily relating to T-Mobile UK. Because the goodwill impairments were not deductible for income tax purposes and did not affect deferred income taxes, income tax expense was not reduced by the recognition of the impairment loss. Income tax expense recorded in 2005 was offset by the recording of previously unrecognized deferred tax assets at T-Mobile USA. Based on an assessment of all available evidence, we determined that it had become probable that EUR 2,176 million of the previously unrecognized deferred tax assets at T-Mobile USA was realizable in the near term. A remaining deferred tax asset amounting to EUR 1,705 million was not recognized at that time. Although T-Mobile USA became profitable in 2005, and expects to remain so in the future, the recognition of the deferred tax asset was limited to the amount realizable in the near term, taking into account a significant loss history, uncertainties regarding the demand for future products and services, and uncertainties surrounding the developments within the industry and the competitive environment. We will re-assess the need to recognize deferred tax assets in future periods and review forecasts in relation to actual results and expected trends on an ongoing basis. The achievement of business plan targets in the future may change our assessment regarding the recoverability of the deferred tax asset and may result in the recognition of further deferred tax assets in the period in which the realization of the remaining deferred tax asset becomes probable.

        Our profit before income taxes in 2004 included capital gains on the sale of MTS shares, amounting to EUR 1.0 billion, only 5% of which was taxable. Additionally, profit before income taxes was reduced by the recognition of goodwill impairment losses of EUR 2.4 billion in 2004. Income tax expense was not reduced by the impairment losses recognized in 2004.

        In 2003, profit before income taxes was reduced by the recognition of goodwill impairment losses of EUR 1.0 billion. Income tax expense was not affected by the impairment losses recognized in 2003. In addition, income taxes in 2003 were reduced by a corporate income tax benefit of EUR 0.4 billion at T-Mobile, as a result of the change in the legal form of T-Mobile from a stock corporation to a partnership.

  Net profit

        In 2005, we increased our net profit to EUR 5,584 million, from EUR 1,593 million in 2004, primarily as a result of the factors set forth above.

        In 2004, our net profit decreased to EUR 1,593 million from EUR 2,063 million in 2003, primarily as a result of the factors set forth above.

SEGMENT ANALYSIS

        The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

	For the years ended December 31,
	2005			2004			2003
	Net Revenues	Inter- Segment Revenues	Total Revenues	Net Revenues	Inter- Segment Revenues	Total Revenues	Net Revenues	Inter- Segment Revenues	Total Revenues
	(millions of €)
Broadband/Fixed Network	21,731	4,304	26,035	22,397	4,615	27,012	23,161	5,098	28,259
Mobile Communications	28,531	921	29,452	25,450	1,077	26,527	22,933	1,394	24,327
Business Customers	9,058	3,792	12,850	9,246	3,716	12,962	9,267	3,670	12,937
Group Headquarters and Shared Services	284	3,221	3,505	260	3,266	3,526	235	3,036	3,271
Reconciliation	—	(12,238)	(12,238)	—	(12,674)	(12,674)	—	(13,198)	(13,198)

Group	59,604	—	59,604	57,353	—	57,353	55,596	—	55,596

Broadband/Fixed Network

        The following table presents selected financial information concerning the Broadband/Fixed Network strategic business area:

	For the years ended December 31,			Change		% Change
	2005	2004	2003	2005/2004	2004/2003	2005/2004	2004/2003
	(millions of €, except where indicated)
Total revenues(1)	26,035	27,012	28,259	(977)	(1,247)	(3.6)	(4.4)
T-Com total revenues(2)	24,695	25,603	27,170	(908)	(1,567)	(3.5)	(5.8)
T-Online total revenues (3)	2,088	2,012	1,851	76	161	3.8	8.7
Intra-segment revenues(4)	(748)	(603)	(762)	(145)	159	(24.0)	20.9
Intersegment revenues	4,304	4,615	5,098	(311)	(483)	(6.7)	(9.5)
Profit from operations	5,142	5,551	5,587	(409)	(36)	(7.4)	(0.6)
Depreciation, amortization and impairment losses	4,034	4,399	4,739	(365)	(340)	(8.3)	(7.2)
Number of employees(5)	112,872	115,292	128,065	(2,420)	(12,773)	(2.1)	(10.0)
of which: T-Com	109,643	112,329	125,428	(2,686)	(13,099)	(2.4)	(10.4)
of which: T-Online	3,229	2,963	2,637	266	326	9.0	12.4

(1)
Total revenues (net revenues and intersegment revenues).
(2)
Includes net revenues, intersegment revenues and revenues from T-Online.
(3)
Includes net revenues, intersegment revenues and revenues from T-Com.
(4)
Intra-segment revenues relates to revenues between T-Com and T-Online.
(5)
Average number of employees during the period (excluding apprentices and interns).

  Broadband/Fixed Network Total Revenues

        In 2005, our Broadband/Fixed Network strategic business area was again a significant contributor to revenues in the Deutsche Telekom group. Broadband/Fixed Network's total revenues decreased by 3.6%, to EUR 26,035 million, compared to 2004, primarily due to a decrease in T-Com's total revenues from network communications. The decline in T-Com's total revenues was due to decreases in net revenues of EUR 725 million and in revenues from other group companies of EUR 183 million. These decreases primarily resulted from the loss of narrowband access lines to other carriers, as well as to reductions in calling charge prices and calling minute volumes. In addition, T-Com's revenues from data communications and value-added services also decreased. These decreases in T-Com's total revenues were partially offset by a slight increase in revenues from wholesale services. The decrease in Broadband/Fixed Network revenues was also partly offset, however, by an increase in T-Online's total revenues.

  Broadband/Fixed Network Intersegment Revenues

        Broadband/Fixed Network's intersegment revenues, including revenues from Business Customers, Mobile Communications and Group Headquarters and Shared Services, amounted to EUR 4,304 million in 2005, a decrease of EUR 311 million, or 6.7%, compared to intersegment revenues of EUR 4,615 million in 2004. This decrease was mainly due to the decrease of Broadband/Fixed Network's intersegment revenues from the Business Customers strategic business area. The decrease in intersegment revenues from Business Customers strategic business area was attributable to lower levels of services purchased on behalf of its business customers. In addition, mandatory price reductions in April 2005 led to a decrease in revenues from data communications services in 2005.

        In 2004, Broadband/Fixed Network's intersegment revenues amounted to EUR 4,615 million, a decrease of EUR 483 million, or 9.5%, compared to EUR 5,098 million in 2003. This decrease was primarily attributable to the direct interconnection of the networks of Business Customers and Mobile Communications. In addition, in January 2004, T-Com reduced the price that it charged to Business Customers for ISP services, which resulted in a decrease in intersegment revenues.

  Broadband/Fixed Network Total Revenues by Geographic Area

        The following table reflects Broadband/Fixed Network's total revenues by geographic area:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Germany	23,218	24,265	25,482	(4.3)	(4.8)
Central and Eastern Europe	2,546	2,532	2,608	0.5	(2.9)
Rest of Europe	272	215	169	26.5	27.2

Total revenues	26,035	27,012	28,259	(3.6)	(4.4)

        Broadband/Fixed Network's total revenues decreased by EUR 977 million, or 3.6%, to EUR 26,035 million in 2005, from EUR 27,012 million in 2004. In Germany, this decrease was primarily due to the continued decline in T-Com's network communications revenues. The decline was largely a result of the loss of access lines to other carriers, reductions in prices and volumes relating to calling charges, as well as carrier pre-selection and mobile substitution. Domestic revenues (total revenues derived from within Germany) accounted for 89.2% of Broadband/Fixed Network's total revenues in 2005.

        In 2004, Broadband/Fixed Network's total revenues decreased by EUR 1,247 million, or 4.4%, to EUR 27,012 million, from EUR 28,259 million in 2003. Total revenues related to Germany accounted for the bulk of the decrease, which was primarily due to a decline in T-Com's network communications revenues. This decline was a result of reductions in calling charge prices and calling minute volumes, as well as mobile substitution. Domestic revenues accounted for 89.8% of Broadband/Fixed Network's total revenues in 2004. In addition, total revenues in 2003 included amounts from our cable businesses, which were sold in March 2003, with no corresponding revenues from those businesses in 2004.

        Broadband/Fixed Network's total revenues from its Central and Eastern European subsidiaries remained relatively stable at EUR 2,546 million in 2005, compared to EUR 2,532 million in 2004. This was primarily due to currency translation effects as well as to the effects of the initial consolidation of Telekom Montenegro.

        In 2004, Broadband/Fixed Network's total revenues from its Central and Eastern European subsidiaries decreased to EUR 2,532 million, compared to EUR 2,608 million in 2003. This decrease was primarily due to a decrease in revenues from Magyar Telekom's network communications products. The decrease in Broadband/Fixed Network's total revenues from its Central and Eastern European subsidiaries was partly offset by an increase in revenues from online and multimedia products in those subsidiaries.

        Broadband/Fixed Network's total revenues in Spain and France (primarily Internet-related revenues) increased by 25.5% to EUR 241 million in 2005, compared to EUR 192 million in 2004, and by 15.7%, or EUR 26 million in 2004, compared to 2003. These increases were primarily the result of the growth of T-Online's DSL-tariff customer base.

  T-Com

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Net revenues	19,848	20,573	21,499	(3.5)	(4.3)
Intersegment and intra-segment revenues(1)	4,847	5,030	5,672	(3.6)	(11.3)

T-Com total revenues(1)	24,695	25,603	27,170	(3.5)	(5.8)

(1)
T-Com total revenues includes revenues received from T-Online for T-Com services provided to T-Online.

    T-Com Net Revenues

        T-Com's net revenues decreased by EUR 725 million, or 3.5%, to EUR 19,848 million in 2005, compared to 2004. This decrease was primarily the result of a continued reduction in call revenues, primarily due to further losses of market share and of minutes, due to the loss of narrowband access lines as well as to carrier pre-selection and mobile substitution. In addition, data communications revenues also decreased. The decrease in net revenues in 2005 was partly offset by increased revenues from broadband access lines and wholesale services provided to competitors, especially with respect to Resale DSL and unbundled local-loop lines.

        The estimated average market share of call traffic volume in T-Com's domestic fixed-line network declined from 49.7% in 2004 to 47.2% in 2005. (We base this estimate on the Federal Network Agency's latest Activity Report, published in December 2005.) However, the rate of decline stabilized during the second half of the year, due to the introduction and increasing acceptance of T-Com's new calling rate plans, and to the simplification of its tariff structure. These new rate plans were introduced to counter increased penetration from call-by-call and pre-selection alternative providers, and in order to stabilize T-Com's calling minutes market share.

        Net revenues from wholesale services increased by EUR 189 million, or 5.5%, to EUR 3,639 million in 2005, primarily as a result of increased revenues from Resale DSL, leased lines in the unbundled local loop, interconnection access and interconnection calling minutes. The increase in wholesale service revenues was partly offset by a decline in revenues from ICSS, as well as price reductions in certain wholesale products.

        Data communications net revenues decreased by EUR 18 million in 2005, or 4%, to EUR 445 million. This decrease in net revenues from data communications was mainly due to a reduction in revenues from certain digital products.

        In 2004, net revenues decreased, primarily due to a reduction in network communication revenues as a result of reduced call charge and wholesale services revenues. In addition, due to the sale of the remaining cable businesses in March 2003, the net revenues attributable to these businesses for the first three months of 2003 did not recur in 2004. The reduction in call charge revenues was primarily due to market share losses resulting from increased competition from other carriers, the introduction in Germany of call-by-call in April 2003 and carrier pre-selection in July 2003, as well as the increased use of optional lower-rate calling plans.

        Net revenues from T-Com's Central and Eastern European subsidiaries decreased slightly by EUR 17 million, or 0.7%, to EUR 2,404 million in 2005, compared to EUR 2,421 million in 2004. This decrease was due, in part, to the effects of the 2005 consolidation of EuroTel Bratislava, which has been re-branded, "T-Mobile Slovensko." In 2004, net revenues from our Central and Eastern European subsidiaries decreased by EUR 86 million, or 3.4%, to EUR 2,421 million, compared to EUR 2,507 million in 2003. This decrease was due to a decline in revenues from both Magyar Telekom and Slovak Telekom. The decrease was partly offset by an increase in revenues, primarily due to favorable exchange rate effects in Hungary, Croatia and Slovakia.

        The components of T-Com's total revenues by geographic area are listed in the following table:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Domestic revenues
Network communications	13,555	14,322	14,783	(5.4)	(3.1)
Data communications	1,158	1,355	1,320	(14.5)	2.7
Value-added services	1,076	1,187	1,278	(9.4)	(7.1)
Terminal equipment	491	516	667	(4.8)	(22.6)
Other fixed-line network revenues	248	224	474	10.7	(52.7)

Total domestic fixed-line network revenues	16,528	17,604	18,522	(6.1)	(5.0)
Wholesale services	4,980	4,870	5,263	2.3	(7.5)
Other domestic services	641	596	778	7.6	(23.4)

Total domestic revenues	22,149	23,071	24,563	(4.0)	(6.1)
Central and Eastern European revenues
Magyar Telekom	1,376	1,363	1,438	1.0	(5.2)
T-Hrvatski Telekom	765	754	752	1.5	0.3
Slovak Telekom	405	415	418	(2.4)	(0.7)

Total Central and Eastern European revenues	2,546	2,532	2,608	0.6	(2.9)

Total revenues	24,695	25,603	27,170	(3.5)	(5.8)

    T-Com Components of Total Revenues

      Total Domestic Revenues

        Total domestic revenues decreased by EUR 922 million, or 4.0%, to EUR 22,149 million in 2005, from EUR 23,071 million in 2004. The decrease in total domestic revenues was primarily the result of a reduction in total revenues from network communications services, which was a result of a decrease in call charge revenues. This decrease was primarily due to the reduction in the number of narrowband access lines, due to competition from alternative access providers and, to a lesser extent, to carrier pre-selection and fixed-mobile substitution. In addition, in 2005, total domestic revenues decreased, due to a reduction in sales of value-added services, resulting from decreased customer demand for premium-rate services and T-VoteCall. These decreases were partly offset by increased total revenues from wholesale services, which was primarily attributable to increases in revenues from Resale DSL and the unbundled local loop. Domestic revenues accounted for 89.7% of T-Com's total revenues in 2005.

        In 2004, total domestic revenues decreased by EUR 1,492 million, or 6.1%, to EUR 23,071 million, from EUR 24,563 million in 2003. The decrease in total domestic revenues was primarily the result of a reduction in total revenues from network communications services, wholesale services, other domestic services, terminal equipment and value-added services. The reduction in total revenues from network communications services was primarily due to the impact of competition. The reduction in wholesale services revenues was primarily due to the impact of mandatory price reductions for interconnection. In addition, total other domestic services revenues in 2003 included revenues from the cable businesses, which were sold in March 2003, with no corresponding revenues from these businesses in 2004. Furthermore, the reduction in terminal equipment was mainly due to the reduced volume of terminal equipment products sold.

      Network Communications

        Network communications revenues consist of revenues from network access products and calling services. Revenues from network access products include monthly access charges and installation fees. Revenues from calling services include call charges relating to local, regional and long-distance calls, international calls, calls to mobile networks and calls to dial-up ISPs. Call charges vary, depending on the rate plan, or tariff, in effect at the time a call is initiated. T-Com customers are able to choose from a variety of calling plans designed to suit a range of individual and business needs. T-Com also offers a number of rate plans with flat-rate components, which are designed to provide customers with reduced per-call rates for an additional monthly fee.

        Network communications total revenues decreased by 767 million, or 5.4%, to EUR 13,555 million in 2005, from EUR 14,322 million in 2004. This decrease was primarily due to a decline in call-charge revenues, which was affected by the reimbursement of mandatory price reductions from fixed-to-mobile termination fees to our customers. The decrease in network communications revenues was offset, in part, by higher broadband access revenues. T-Com expects its retail broadband access revenues to decrease in the future, however, because, as of January 31, 2006, almost all new retail broadband access customers are accounted for by T-Online, which means that T-Com's existing broadband access customer base will gradually migrate to T-Online and other providers. T-Com believes that these decreases in retail broadband access revenues will be partly offset by growth in Resale DSL revenues, which are included in wholesale services revenues.

        The decrease in calling services revenues in 2005 was primarily due to a decline in call minutes, as well as to increased customer usage of optional lower-rate calling plans. The decline in total call minutes, by 9.0% in 2005, compared to 2004, was largely the result of continued losses of access lines to other carriers, increased competition from mobile substitution and carrier pre-selection.

        Although T-Com introduced several innovative rate plan options during 2004 and 2005, its estimated fixed-line network market share, measured in minutes of call time, decreased from 49.7% in 2004 to 47.2% in 2005. T-Com expects that its market share will continue to decrease, due to continued losses of access lines to other carriers, the increased use of VoIP as well as mobile substitution.

        The decrease in network communications calling services revenues in 2005 was also due, in part, to a 4.1% decrease in the number of T-Com narrowband access lines. This decrease resulted from increased competition from alternative network providers and mobile substitution, and from call-by-call and carrier pre-selection for local calling services. However, an increase in revenues from network access products partly offset the decrease in revenues from call charges.

        T-Com expects that its network communications revenues will continue to decrease, primarily as a result of the decline in the number of access lines, a decrease in calling revenues, due to increased use of tariff plans with a flat-rate component, mobile substitution, VoIP and price reductions made in connection with optional lower-rate calling plans.

        In 2004, network communications total revenues decreased by EUR 461 million, or 3.1%, to EUR 14,322 million, from EUR 14,783 million in 2003. The decrease was primarily the result of a reduction in calling services revenues from call charges, due to the introduction of call-by-call and carrier pre-selection for local services, as well as the increased use of optional lower-rate calling plans. This decrease was partly offset by an increase in network access revenues, due, in part, to an increase in the price of standard T-Net access products and increased sales of broadband access products.

      Data Communications

        Revenues from data communications include revenues from leased lines, TDN products, VPN products and Ethernet products. As of January 1, 2005, T-Com only services individual and very small business customers, as well as domestic and international carriers. Other business customers are primarily serviced by the Business Customers strategic business area. Accordingly, a substantial portion of T-Com's data communications revenues are derived from products sold to the Business Customers strategic business area for resale.

        Total revenues from data communications services in Germany decreased by EUR 197 million in 2005, or 14.5%, to EUR 1,158 million compared with EUR 1,355 million in 2004. This decrease was primarily due to reduced revenues from certain leased-line products, due to a mandatory price reduction in April 2005 as well as to the loss of market share with respect to these products. In addition, data communications services revenues decreased, due to a continuing shift in customer demand towards wholesale and IP-related services.

        The decrease in revenues from data communications services in 2005 was partly offset by an increase in other leased-line and VPN products, partly due to increased volumes as a result of the acquisition of new customers (carriers) by the Business Customers strategic business area. In 2004 and 2005, T-Com reduced the price that it charged to the Business Customer strategic business area for certain services, resulting in a decrease in intersegment revenues.

        In 2004, total revenues from data communications services in Germany increased by EUR 35 million, or 2.7%, to EUR 1,355 million, compared to EUR 1,320 million in 2003. This increase was largely due to increases in revenues from dedicated customer lines, as well as CompanyConnect. The increase in data communications services revenues in 2004 was partially offset by a decrease, due to price, volume and transfer effects relating to other principal products. T-Com's TDN products also contributed to this decrease, due to external carriers creating their own networks, as well as the migration of customers from data communications products to CSN products, which are included under wholesale services.

      Value-Added Services

        Revenues from value-added services include revenues from toll-free numbers, shared-cost numbers, public payphones, T-VoteCall, premium-rate services, directory-assistance services and other operator services, such as call-center services.

        Total revenues in 2005 from value-added services in Germany decreased by EUR 111 million, or 9.4%, to EUR 1,076 million in 2005, from EUR 1,187 million in 2004. This was mainly the result of a decrease in revenues from T-Com's premium-rate services, due to a decrease in customer demand. In addition, revenues from T-VoteCall, directory-assistance services and other operator services also decreased in 2005. T-Com believes that value-added services revenues will continue to decrease in the future, due to increased use of the transmission fee-based billing model, as well as to decreases in sales from T-VoteCall. For more information, see "Item 4. Information on the Company—Regulation—Regulation in Germany—Network Access—Customer Protection Ordinance."

        In 2004, total domestic revenues from value-added services decreased by EUR 91 million, or 7.1%, to EUR 1,187 million, from EUR 1,278 million in 2003. This was mainly the result of a decrease in revenues from T-Com's premium-rate services, due to decreased customer demand and a regulatorily mandated change to a transmission fee-based billing model. The decrease in revenues from premium-rate services was partially offset by an increase in revenues from T-VoteCall.

      Terminal Equipment

        Revenues from terminal equipment sales consist of revenues from the sale and rental of conventional and ISDN telephones, and PBXs, which relate to T-Com's fixed-line network.

        Total revenues from sales and rental of terminal equipment decreased by EUR 25 million in 2005, or 4.8%, to EUR 491 million, from EUR 516 million in 2004. This decrease was a result of reduced demand for rentals of conventional telephones and communications systems for business customers, as well as a reduction in the selling prices of such equipment. The decrease in demand was also, in part, a result of business customers' increasing tendency to purchase their own equipment, rather than rent equipment from T-Com. Accordingly, although sales from certain terminal equipment products increased, they did not offset the decrease in T-Com's total revenues from rental and sales of terminal equipment. The decrease in terminal equipment revenues was also partially offset by revenues attributable to the change in our business model of subsidizing the terminal equipment of our broadband customers.

        In 2004, total domestic revenues from sales of terminal equipment decreased by EUR 151 million, or 22.6%, to EUR 516 million, from EUR 667 million in 2003. This decrease was a result of reduced demand for rentals of conventional telephones and communications systems for business customers, as well as a decline in ISDN equipment sales. The decrease in demand was also, in part, a result of business customers' tendency to purchase their own equipment, rather than rent equipment from T-Com.

      Other Fixed-Line Network Revenues

        Other fixed-line network revenues mainly consist of support services for the installation, maintenance and repair of telecommunications equipment and related service support.

        Total other fixed-line network revenues increased by EUR 24 million in 2005, or 10.7%, to EUR 248 million, from EUR 224 million in 2004. The increase in other fixed-line network revenues was mainly due to an increase in maintenance and installation services revenues.

        In 2004, total other fixed-line network revenues decreased by EUR 250 million, or 52.7%, to EUR 224 million, from EUR 474 million in 2003. This decrease was largely attributable to the sale of the remaining cable businesses in March 2003, which contributed net revenues for the first three months of 2003, but no revenues in 2004.

      Wholesale Services

        T-Com's wholesale services business primarily consists of providing services to national and international carriers, and to other Deutsche Telekom group segments. Wholesale services include national and international interconnection, access to the unbundled local loop, Resale DSL, IP-related services and network services (e.g., carrier-specific transmission paths and networks).

        Total domestic revenues from wholesale services, including revenues for services provided to third parties as well as revenues from other entities within the group, increased by EUR 110 million in 2005, or 2.3%, to EUR 4,980 million, from EUR 4,870 million in 2004. The increase in wholesale services revenues was primarily attributable to an increase in the demand for network access services through Resale DSL and the unbundled local loop and, to a lesser extent, to increases related to interconnection services. In addition, customer migration from data communications products and services to wholesale products and services also increased wholesale services revenues in 2005. However, these increases were largely offset by a decline in revenues from international carrier services, due to the discontinuation of low-margin products, as well as a decrease in IP-related services revenues, due to several sales price reductions in 2004 and 2005. Prices charged to alternative providers for access to the unbundled local loop decreased by 9.75%, as mandated by the Federal Network Agency on April 1, 2005. This price reduction led to a decrease in T-Com's wholesale services revenues, which partly offset the increases mentioned above.

        T-Com expects that revenues from wholesale access services products (e.g., Resale DSL, local-loop access) will continue to increase in the near term, but that the negative effect on revenues from increased competition for certain IP-related and data-services products will partially offset the increase in wholesale services revenues in the future.

        In 2004, total revenues from wholesale services decreased by EUR 393 million, or 7.5%, to EUR 4,870 million, from EUR 5,263 million in 2003. This decrease was primarily due to an average 9.5% price reduction for interconnection charges, which was mandated by the Federal Network Agency. In addition, total revenues from wholesale services decreased due to carrier migration towards multiple points of interconnection, which led to a reduction in the average price per minute for interconnection. Furthermore, the trend towards direct interconnection between carriers continued, which decreased the amount of traffic among mobile carriers that is routed by T-Com through its fixed-line network. The decrease in wholesale services revenues in 2004 was also due to price reductions for narrowband and broadband IP services, and to decreased revenues from ICSS.

      Other Domestic Services

        Other domestic services revenues mainly consist of sales commissions from other Deutsche Telekom entities from sales of their products through T-Com's sales outlets, such as T-Punkt outlets. Other domestic services also include revenues from the publication and sale of telecommunications service subscriber data (e.g., telephone directories), from the production and sale of prepaid cards for online-shopping and from prepaid cards for telephones.

        Total other domestic services revenues increased by EUR 45 million in 2005, or 7.6%, to EUR 641 million, from EUR 596 million in 2004. This increase was primarily the result of increased sales of mobile devices and accessories through T-Com's T-Punkt outlets, as well as sales of third-party products, which were introduced in 2005. However, the increase in T-Com's other domestic services revenues in 2005 was partially offset by a decrease in revenues from the production and sale of prepaid cards for online-shopping, from prepaid cards for telephones and "other' other domestic services revenues. In addition, the change in 2004 of T-Com's business model in relation to sales of telecommunications equipment, mobile devices and accessories led to further decreases in other domestic service revenues in 2005.

        In 2004, total other domestic services revenues decreased by EUR 182 million, or 23.4%, to EUR 596 million, from EUR 778 million in 2003. This decrease was primarily the result of a change in 2004 of T-Com's business model in relation to sales of telecommunications equipment, mobile devices and accessories. Prior to that time, revenues from sales of mobile devices and accessories through T-Com's T-Punkt outlets were recorded on a gross basis and the corresponding costs shown under cost of sales. Revenues relating to sales of these products after the change in business model were recorded as sales commissions received from other group companies. In addition, total other domestic services revenues decreased, largely because of lower revenues from the publishing and directory businesses in 2004, compared to 2003, due to a decline in advertising revenues and increased competition from online services.

  T-Online

        The following table presents selected financial information concerning our T-Online business unit:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Net revenues	1,888	1,820	1,662	3.7	9.5
Intersegment revenues	200	192	189	4.2	1.6
Total revenues	2,088	2,012	1,851	3.8	8.7

    T-Online Total Revenues

        T-Online generates the majority of its revenues from subscription fees, usage fees, online advertising and business-to-business ("B2B") services.

        Subscription fees comprise fixed monthly payments under subscription plans. This revenue component generally includes established consumer products, including all T-Online access plans that incorporate a basic charge. In 2005, it also included the new DSL-Komplettpakete, which combine a broadband connection with a broadband tariff and hardware components. This revenue category also includes certain other components, such as monthly subscription fees billed for products such as premium e-mail, security packages, extra mailbox space and subscription content plans.

        Usage fees include all non-subscription products and are subject to greater volatility and seasonal variation than subscription fee revenues. Usage fees comprise per-minute or volume-based access tariff components and products, such as VoD, Musicload, Gamesload and all non-subscription revenues from e-commerce and paid content. This revenue category generally includes all products made available on a pay-per-use or pay-per-view basis.

        Online advertising and B2B services revenues consist of advertising and B2B revenues from hosting and security products, and from content management services for business clients operating traffic-intensive portals.

        T-Online generated total revenues of EUR 2,088 million in fiscal 2005. This represents a year-on-year increase of 3.8%, or EUR 76 million (compared to 8.7% from 2003 to 2004). In addition, the acquisition of Albura resulted in revenues of EUR 14 million in 2005.

        The following table presents T-Online's total revenues by geographic area.

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Germany	1,818	1,794	1,682	1.3	6.7
Subscription fees	1,063	1,001	884	6.2	13.2
Usage fees	438	556	576	(21.2)	(3.5)
Online advertising and B2B	317	237	222	33.8	6.8
Portal advertising agreement with Deutsche Telekom	148	148	148	0.0	0.0
Other	169	89	74	89.9	20.3
Rest of Europe	286	230	171	24.3	34.5
Subscription fees	182	162	128	12.3	26.6
Usage fees	51	33	29	54.5	13.8
Online advertising and B2B	53	35	14	51.4	150.0
Consolidation	(16)	(12)	(2)	33.3	n.m.

Total	2,088	2,012	1,851	3.8	8.7
Less intersegment revenues	200	192	189	4.2	1.6
Net revenues	1,888	1,820	1,662	3.7	9.5

n.m.—not meaningful

        Total subscription fee revenues increased to EUR 1,245 million in 2005, compared to EUR 1,163 million in 2004. Total subscription fee revenues increased by EUR 151 million, in 2004, compared to 2003. The increase for each period was primarily the result of T-Online's growth in its DSL tariff customer base largely as a result of its broadband strategy, which focused specifically in the current year on competitive positioning in both geographical areas.

        As of December 31, 2005, T-Online had approximately 5.1 million DSL tariff customers, compared to 3.6 million at December 31, 2004, and 2.4 million at December 31, 2003. Customers in Germany increased 38.0% from 2004 to 2005, and 49.4% from 2003 to 2004. Customer in Rest of Europe increased by 77.0% from 2004 to 2005, and 36.0% from 2003 to 2004.

        Total usage fee revenues decreased by EUR 100 million in 2005 compared to 2004, and by EUR 16 million in 2004 compared to 2003. The decrease in usage fees revenues for each period was primarily the result of the increasing efforts to migrate customers to broadband subscription plans offering attractive access rates and content.

        Online advertising and B2B revenues increased by EUR 95 million in 2005 compared to 2004, and by EUR 36 million in 2004 compared to 2003, primarily as a result of the increasing attractiveness and quality of broadband advertising products for the top international brands.

        A substantial portion of T-Online's intersegment revenues is generated pursuant to a portal advertising agreement between T-Online and Deutsche Telekom AG. Under that agreement, T-Online provides Internet-based links to the various Deutsche Telekom Web sites.

    Total Central and Eastern Europe Revenues

        Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom accounted for all of T-Com's Central and Eastern European revenues in 2005 and contributed EUR 2,546 million, or 10.3%, to T-Com's total revenues. Mobile services revenues generated by the Central and Eastern European subsidiaries are reported under the Mobile Communications strategic business area.

        Total revenues from T-Com's Central and Eastern European subsidiaries increased slightly in 2005 to EUR 2,546 million, from EUR 2,532 million in 2004, primarily due to exchange-rate effects and, to a lesser extent, to the consolidation of Telekom Montenegro on April 1, 2005. Total revenues measured in local currency decreased at all three Central and Eastern European subsidiaries, primarily due to decreases in voice revenues at all three subsidiaries, due to continued deregulation, increasing competition and mobile substitution.

        The decrease in total revenues measured in local currency in 2005 was partly offset by increased wholesale services revenues at all three Central and Eastern European subsidiaries, due to increased traffic from competitors and mobile operators, increasing international traffic and, to a lesser degree, to increased data communications at all three subsidiaries, and to increased multimedia and broadcasting revenues at Magyar Telekom.

        In 2004, total revenues from the Central and Eastern European subsidiaries decreased slightly, to EUR 2,532 million, from EUR 2,608 million in 2003, mainly due to a decrease in total revenues from Magyar Telekom. When measured in local currencies, revenues from the Central and Eastern European subsidiaries also decreased, compared to 2003. Revenues from fixed-line networks continued to decline in all Central and Eastern European subsidiaries during 2004, primarily due to continued deregulation, increasing competition and mobile substitution. This decline was partially offset by an increase in online and broadband revenues in all three subsidiaries.

    Magyar Telekom

        Magyar Telekom generates revenues from fixed-line network services, data communications services, wholesale services, online services, multimedia services and its broadcasting (cable television) business.

        Total revenues at Magyar Telekom increased by 1.0%, to EUR 1,376 million, from EUR 1,363 million in 2004, due to exchange-rate effects and the inclusion of nine months of revenues from Telekom Montenegro in 2005. However, total revenues measured in local currency declined by 1.2% in 2005, compared to 2004. This decrease was due to decreases in network communications revenues in Hungary, which were partially offset by an increase in wholesale services revenues.

        Measured in local currency, fixed-line network revenues decreased slightly in 2005, compared to 2004, due to increased competition from alternative carriers and mobile substitution. Magyar Telekom is acting to slow this trend through the introduction of innovative offers and a simplified rate structure, including flat-rate plans.

        Revenues from wholesale services in Hungary increased in 2005, due to increased sales of interconnection services as well as to exchange-rate effects. Wholesale services revenues increased although price reductions for certain wholesale services occurred in 2005.

        In 2004, Magyar Telekom's total revenues decreased by 5.2%, to EUR 1,363 million, from EUR 1,438 million in 2003, due to lower fixed-line network, wholesale services and value-added services revenues. The decrease in fixed-line network revenues was due to price decreases in connection with regulatory constraints, as well as to a reduction in market demand resulting from increased competition and mobile substitution. In addition, wholesale services revenues decreased, due to lower levels of traffic terminating in the fixed-line network. The decrease in fixed-line network revenues was partially offset by increased revenues from online services and data communications.

    T-Hrvatski Telekom

        T-Hrvatski Telekom generates revenues from fixed-line network services, data communications services, online services and wholesale services.

        Total revenues in Croatia increased by EUR 11 million, or 1.5%, to EUR 765 million in 2005, from EUR 754 million in 2004. This increase was primarily due to exchange-rate effects. In local currency total revenues at T-Hrvatski Telekom decreased by 0.6%. This decrease primarily resulted from lower revenues from fixed-line network services, resulting from mobile substitution. The decrease was partially offset by increases in wholesale services revenues, data communications and online services revenues. Since the middle of 2005, T-Hrvatski Telekom has been subject to increased competition, particularly in the fixed-line network communications business. T-Com expects fixed-line network revenues to continue to decrease, due to competition as a result of the liberalization of the Croatian telecommunications market.

        Total fixed-line network revenues increased in 2005, compared to 2004, mainly due to an increase in data communications revenues. This increase was partly offset by decreased revenues from access fees for traditional access lines as well as call charges.

        Online services revenues increased in 2005, compared to 2004. This increase was primarily due to an increase in revenues from broadband access lines. The number of broadband customers increased, from 22,000 at the end of 2004, to 101,000 at the end of 2005, primarily due to a price decrease.

        The increase in wholesale services revenues was due to the introduction of services for other fixed-line network operators and increased international telephone traffic.

        In 2004, total revenues increased, compared to 2003, due to currency translation effects, and to a lesser degree, higher revenues from online services, which were partially offset by lower revenues from fixed-line network services.

    Slovak Telekom

        Slovak Telekom generates revenues from fixed-line network services, data communications services, wholesale services, online services and broadcasting services. Slovak Telekom's total revenues decreased by EUR 10 million, or 2.4%, to EUR 405 million in 2005, from EUR 415 million in 2004, primarily due to a decrease in fixed-line network revenues. Total revenues from Slovak Telekom in local currency decreased 4.9%, primarily due to a decrease in fixed-line network revenues, as a result of mobile substitution. The decrease in fixed-line network revenues was partly offset by increases in revenues from online services (mainly due to broadband) and wholesale services.

        The decrease in fixed-line network revenues in 2005 was primarily attributable to a decrease in the number of access lines, as a result of mobile substitution, as well as to price decreases related to higher competitive pressures and the introduction of lower prices in connection with calling plans. T-Com expects that revenues from Slovak Telekom's fixed-line network will continue to decrease in 2006. Slovak Telekom is acting to slow the loss of lines through the introduction of innovative offers and new calling plans.

        Revenues from wholesale services in Slovakia increased in 2005, primarily as a result of higher revenues from fixed-line network interconnection, due to the introduction of services for other fixed-line carriers.

        Slovak Telekom's online services revenues increased in 2005, compared to 2004. This increase was driven primarily by an increase in Internet services customers using broadband. The increase was also partially due to the acquisition of Zoznam.

        In 2004, Slovak Telekom's total revenues decreased by EUR 3 million to EUR 415 million, from EUR 418 million in 2003. The decrease was primarily attributable to mobile substitution.

  Operating Expenses

        The following discussions provide information regarding the components of T-Com's and T-Online's operating expenses. The T-Com and T-Online information presented does not give effect to intra-segment consolidation adjustments within the Broadband/Fixed Network strategic business area.

  Broadband/Fixed Network Operating Expenses

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Cost of sales	14,337	15,114	16,479	(5.1)	(8.3)
Selling expenses	5,329	4,916	4,919	8.4	(0.1)
General and administrative expenses	1,874	1,479	1,589	26.7	(6.9)
Other operating expenses	153	399	563	(61.7)	(29.1)

Total Broadband/Fixed Network Operating Expenses	21,693	21,908	23,550	(1.0)	(7.0)

  T-Com Total Operating Expenses

        The following table provides selected information regarding the components of T-Com's operating expenses:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Cost of sales	13,888	14,754	16,227	(5.9)	(9.1)
Selling costs	4,593	4,312	4,426	6.5	(2.6)
General and administrative cost	1,753	1,369	1,507	28.0	(9.2)
Other operating expenses	177	404	502	(56.2)	(19.4)

T-Com Total Operating Expenses	20,411	20,839	22,662	(2.1)	(8.1)

    T-Com Cost of Sales

        Cost of sales decreased by EUR 866 million in 2005, or 5.9%, to EUR 13,888 million, compared to EUR 14,754 million in 2004. This decrease primarily resulted from a price decrease with respect to fixed-to-mobile termination fees, as well as from other reductions in interconnection costs, and depreciation and amortization for the fixed-line network. The decrease in cost of sales was partially offset by an increase in personnel costs, due to higher accruals for employee severance packages, primarily related to the recently announced restructuring plans in Germany. Lower sales and rentals of terminal equipment also contributed to the decrease in the cost of sales.

        Interconnection costs decreased, largely as a result of the price decrease for fixed-to-mobile termination fees, as well as from other reductions in interconnection costs. The reduction in depreciation and amortization costs was largely related to the increasing number of T-Com's network assets that have been fully depreciated. In addition, T-Com's building lease costs decreased in 2005. For more information, see "—Group Headquarters and Shared Services."

        In 2004, T-Com's cost of sales decreased by EUR 1,473 million, or 9.1%, to EUR 14,754 million, compared to EUR 16,227 million in 2003. This decrease was primarily due to the reduced cost of interconnection as well as to a decrease in depreciation and amortization related to T-Com's fixed-line network. In addition, personnel costs and employee benefit costs decreased, due to reductions in headcount and working hours. Lower sales and rentals of terminal equipment also contributed to this decrease. The reduced cost of interconnection was largely due to the direct network interconnection between T-Mobile Deutschland and its competitors, and due to a decreasing number of calls between T-Com's fixed-line network and mobile customers. In addition, the number of calls terminating in the networks of third-party providers decreased, which resulted in lower termination costs. Furthermore, the cable businesses, which were sold in 2003, did not contribute to cost of sales in 2004. The decrease in T-Com's cost of sales in 2004 was partly offset by an increase in cost of sales in the Central and Eastern European subsidiaries, primarily as a result of higher costs related to severance payments, higher impairment costs and currency-translation effects.

    T-Com Selling Expenses

        T-Com's selling expenses increased by EUR 281 million in 2005, or 6.5%, to EUR 4,593 million, compared to EUR 4,312 million in 2004. This increase was primarily due to an increase in T-Com's personnel costs, which was primarily related to an increase in costs related to T-Com's recently announced restructuring plans in Germany, which include increases in accruals for employee severance payments. To a lesser extent, the increase in T-Com's selling expenses in 2005 was due to increased customer acquisition costs and due to increased re-branding costs related to T-Com's Central and Eastern European subsidiaries. The increases in T-Com's selling expenses in 2005 were partially offset by a reduction of costs attributable to Deutsche Telekom's central billing department.

        In 2004, T-Com's selling expenses decreased by EUR 114 million, or 2.6%, to EUR 4,312 million, compared to EUR 4,426 million in 2003. This decrease was primarily due to reductions in headcount, employee hours and allowances for bad debts in 2004. The decrease was partially offset by increased advertising and marketing costs related to T-Com's broadband initiatives, and by an increase in selling costs related to T-Com's Central and Eastern European subsidiaries.

    T-Com General and Administrative Expenses

        General and administrative expenses increased by EUR 384 million in 2005, or 28%, to EUR 1,753 million, compared to EUR 1,369 million in 2004, primarily as a result of increased training costs for apprentices and other social costs related to employees. In addition, general and administrative expenses increased, due to the transfer of T-Com's financial accounting functions from Group Headquarters and Shared Services to T-Com during 2004.

        In 2004, general and administrative expenses decreased by EUR 138 million, or 9.2%, to EUR 1,369 million, compared to EUR 1,507 million in 2003, primarily as a result of improvements in efficiency and lower costs related to severance payments for T-Hrvatski Telekom employees. Furthermore, the cable businesses, which were sold in 2003, did not contribute to general and administrative expenses in 2004. The decrease in T-Com's general and administrative expenses in 2004 was partly offset by increased costs related to the transfer of T-Com's financial accounting functions from Group Headquarters and Shared Services to T-Com during 2004.

    T-Com Other Operating Expenses

        Other operating expenses amounted to EUR 177 million in 2005, representing a decrease of EUR 227 million, or 56.2%, compared to EUR 404 million in 2004. This decrease was primarily the result of goodwill impairment and, to a lesser extent, other non-recurring costs.

        In 2004, other operating expenses amounted to EUR 404 million, a decrease of EUR 98 million, or 19.4%, compared to EUR 502 million in 2003. This was mainly a result of lower expenses related to Deutsche Telekom's ABS (asset-backed securitization) program, lower foreign currency transaction costs and lower costs related to additions for legal accruals. Furthermore, payments to Vivento in 2004 declined significantly, compared to 2003. These decreases were partially offset by higher goodwill impairment.

    T-Com Depreciation and Amortization

        Depreciation and amortization decreased by EUR 425 million in 2005, or 9.9%, to EUR 3,882 million, from EUR 4,307 million in 2004. This decrease was primarily related to lower depreciation and amortization costs associated with T-Com's fixed-line network, which were primarily due to the increasing number of assets that had been fully depreciated. In addition, the decrease was related to non-recurring goodwill impairment costs for Slovak Telekom.

        In 2004, depreciation and amortization decreased by EUR 350 million, or 7.5%, to EUR 4,307 million, from EUR 4,657 million in 2003. The decrease in depreciation and amortization in 2004 was primarily due to a reduction in depreciation related to the assets of the cable businesses that were sold in 2003, and to lower depreciation and amortization costs associated with T-Com's fixed-line network in Germany.

    T-Com Personnel Costs

        Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits. Personnel costs increased by EUR 556 million in 2005, or 11.1%, to EUR 5,574 million, from EUR 5,018 million in 2004, primarily as a result of an increase in accruals in 2005 for employee severance payments in subsequent years, increases in wages and salaries, as well as higher personnel costs resulting from the transfer of T-Com's financial accounting function from Group Headquarters and Shared Services to T-Com during 2004. Although T-Com reduced its total headcount in 2005, personnel costs increased as a result of increased personnel requirements, due to an increase in the number of T-Punkt outlets in Germany. These increases were partially offset by decreases in personnel costs in T-Com's Central and Eastern European subsidiaries, as a result of reduced headcounts.

        In 2004, personnel costs decreased by EUR 551 million, or 9.9%, to EUR 5,018 million, from EUR 5,569 million in 2003. This decrease was primarily due to reductions in headcount and employee hours in 2004. The reduction in headcount was achieved through the transfer of employees to Vivento, early retirement programs, voluntary redundancy programs and attrition, as well as through the transfer of certain service lines to Group Headquarters and Shared Services. For more information, see "—Group Headquarters and Shared Services."

    T-Com Capital Expenditures

        T-Com's capital expenditures increased in 2005, compared to 2004. This increase was primarily due to increased investments in Germany. This was mainly attributable to the continued expansion of T-Com's access network in order to increase broadband penetration in Germany, as well as its SDH transmission platform and the commencement of the build-out of its high-speed access network. In addition, this increase in capital expenditure included a reclassification from current assets to non-current assets. T-Com's large-scale capital investment program, which is expected to be built-out from 2005 to 2007, and which has the goal of providing high-speed broadband access in 50 large cities, will form the basis for Broadband/Fixed Network's innovative multimedia offerings, including new services and applications.

        In 2004, capital expenditures remained relatively stable and included a reclassification from current assets to non-current assets. In Germany, T-Com intensified its capital spending on the SDH transmission platform, access networks and, in particular, on DSL technology. T-Com reduced its capital expenditure related to international carrier connections.

  T-Online Operating Expenses

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Cost of sales	1,058	956	1,014	10.7	(5.7)
Selling expenses	829	598	512	38.6	16.8
General and administrative expenses	124	109	82	13.8	32.9
Other operating expenses	12	14	21	(14.3)	(33.3)

    T-Online Cost of Sales

        Cost of sales mainly includes goods and services purchased. The increase in cost of sales in 2005 was a result of an increase in the goods and services purchased in Rest of Europe, an increase of expenditure in connection with the DSL-Komplettpakete and a partially offsetting decrease, due to better utilization of capacity purchased from the T-Com business unit. Goods and services purchased remained relatively stable in 2005, compared to 2004, and decreased to EUR 716 million in 2004 from EUR 755 million in 2003, primarily due to better utilization of the capacity purchased from T-Com.

    T-Online Selling Expenses

        Selling expenses increased to EUR 829 million in 2005, compared to EUR 598 million in 2004 and EUR 512 million in 2003, due in 2005 to marketing campaigns for combined DSL packages, and increased advertising for entertainment services like Musicload and the ElectronicScout24 vertical portal.

Mobile Communications

        The following table presents selected financial information concerning Mobile Communications:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Net revenues	28,531	25,450	22,933	12.1	11.0
Inter-segment revenues	921	1,077	1,394	(14.5)	(22.7)

Total revenues	29,452	26,527	24,327	11.0	9.0

Profit before income taxes	3,521	1,602	2,985	119.8	(46.3)

  Net Revenues

        Net revenues from our Mobile Communications strategic business area, which consist of revenues from customers outside of the Deutsche Telekom group, increased by EUR 3,081 million, or 12.1%, to EUR 28,531 million in 2005, from EUR 25,450 million in 2004. This increase was primarily attributable to continued growth in numbers of customers, and to the first-time consolidation of T-Mobile Slovensko. Mobile Communications counts its customers by the number of SIM cards activated and not churned. The aggregate number of Mobile Communications customers increased by 14.7%, from 75.5 million in 2004 to 86.6 million in 2005 (including 5.0 million customers in 2004 and 6.2 million in 2005 from the Virgin Mobile MVNO). This increase was mainly a result of strong customer growth in the United States, and to a lesser extent, customer growth in Europe and the first time consolidation of T-Mobile Slovensko.

        In 2004, net revenues increased by EUR 2,517 million, or 11.0%, to EUR 25,450 million, from EUR 22,933 million in 2003. This increase was primarily attributable to continued growth in numbers of customers. The aggregate number of Mobile Communications customers increased by 13.4%, from 66.6 million in 2003, to 75.5 million in 2004 (including 3.6 million customers in 2003 and 5.0 million in 2004 from the Virgin Mobile MVNO). This increase was mainly a result of strong customer growth in the United States, and to a lesser extent, customer growth in Europe.

        In Germany, the United Kingdom, Hungary, Austria, the Czech Republic and the Netherlands, the rate of mobile telephone penetration is quite high. As a result, Mobile Communications expects that the growth in the number of its customers in these markets will be significantly lower than in past years, and the focus of competition will continue to shift from customer acquisition to customer retention, and to increasing ARPU by stimulating demand for voice usage and new data products and services.

  Total Revenues

        Total revenues include both net revenues from external customers and revenues from other entities within the Deutsche Telekom group. The most significant component of Mobile Communications' intersegment revenues relates to revenues received from the Broadband/Fixed Network strategic business area, for terminating calls on our mobile network in Germany that originate from T-Com's fixed-line network in Germany.

        Total revenues is mainly comprised of service revenues. Service revenues is comprised of revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenues, monthly charges, and revenues from visitor roaming.

        Revenues from mobile termination fees are primarily generated in our operations outside of the United States. In 2005, in Germany and in the Czech Republic, the regulatory authorities and mobile operators agreed to decrease mobile termination fees. Because this price reduction first became effective in Germany in December 2005, it had only a minor impact on Mobile Communications' total revenues in 2005. However, the reduced mobile termination fees in the United Kingdom (since 2004), Germany, and in the Czech Republic, as well as Hungary, the Netherlands and Slovakia in 2005, as agreed with or determined by the regulatory authorities in those countries, did negatively affect Mobile Communications' total revenues in 2005. Additionally, mobile termination fees were reduced by the regulatory authorities in Austria in December 2005. These decreased mobile termination fees will continue to have a negative impact on Mobile Communications' total revenues in 2006 and beyond. Mobile Communications believes that mobile termination fees will further decrease in its markets in the future.

        The following table reflects the number of Mobile Communications customers by subsidiary:

	As of December 31,
Subsidiary
	2005	2004	2003	2005/2004(1)	2004/2003(1)
	(millions)			(% change)
T-Mobile USA	21.7	17.3	13.1	25.4	32.1
T-Mobile Deutschland	29.5	27.5	26.3	7.2	4.6
T-Mobile UK(2)	17.2	15.7	13.6	9.6	15.4
T-Mobile Hungary	4.2	4.0	3.8	5.0	5.3
T-Mobile Netherlands	2.3	2.3	2.0	0.0	15.0
T-Mobile Czech Republic	4.6	4.4	4.0	4.5	10.0
T-Mobile Austria	2.1	2.0	2.0	5.0	0.0
T-Mobile Hrvatska (Croatia)	1.9	1.5	1.3	26.7	15.4
T-Mobile Slovensko (Slovakia)(3)	2.0	—	—	n.a.	n.a.
Other(4)	1.1	0.8	0.5	10.0	42.9

Total(1)	86.6	75.5	66.6	14.7	13.4

n.a.—not applicable

(1)
Percentages and total numbers of customers calculations have been based on actual figures.
(2)
Includes Virgin Mobile customers of 6.2 million in 2005, 5.0 million in 2004 and 3.6 million in 2003.
(3)
Fully consolidated as of the first quarter of 2005.
(4)
Other includes MobiMak (Macedonia) and Monet (Montenegro). Monet was consolidated for the first time in the second quarter of 2005.

        The figures in the table above represent the total numbers of contract and prepaid customers at year-end for the periods presented. The customer counting methodologies employed differ in some respects between national markets, so that the figures in the table above may not be directly comparable with one another. For more information relating to how we calculate our customer data, see "Item 4. Information on the Company—Description of Business—Mobile Communications."

        Mobile Communications expects that the number of customers in its Western European markets will not grow significantly in the future, as most of the mobile telecommunications markets in Western Europe are relatively mature and at or near saturation. Mobile Communications expects that the number of its customers in the U.S. market will continue to increase in the future, because that market has not yet reached saturation.

  Total Revenues by Geographic Area

        The following table reflects Mobile Communications' total revenues by geographic area:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
United States(1)	11.887	9,278	7,492	28.1	23.8
Germany(1)	8,621	8,745	8,479	(1.4)	3.1
United Kingdom(1)	4.153	4,344	4,312	(4.4)	0.7
Hungary(1)	1,090	1,049	999	3.9	5.0
The Netherlands(1)	1,064	1,046	860	1.7	21.6
Czech Republic(1)	938	827	757	13.4	9.2
Austria(1)	885	882	1,098	0.3	(19.7)
Croatia(1)	512	436	377	17.4	15.7
Slovakia(1)(2)	378	—	—	n.a	n.a.
Other(1)(3)	174	135	122	28.9	10.7
Intra-segment revenues(4)	(250)	(215)	(169)	16.3	27.2

Total revenues	29,452	26,527	24,327	11.0	9.0

n.a.—not applicable

(1)
These amounts relate to each mobile subsidiary's respective, separate financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency), without taking into consideration consolidation effects at the strategic business area level (which effects are included under "Intra-segment revenues" in the table) or at the group level.
(2)
Fully consolidated as of the first quarter of 2005.
(3)
Other includes MobiMak and Monet. Monet was consolidated for the first time in the second quarter of 2005.
(4)
In addition to consolidation effects at the SBA level, "Intra-segment revenues" also includes revenues as defined under footnote (1) for the following subsidiaries: T-Mobile International UK (2005: EUR 83 million, 2004: EUR 90 million, 2003: EUR 81 million) T-Systems Traffic (2005: EUR 5 million, 2004: EUR 13 million, 2003: EUR 13 million) and T-Mobile International Holding (2003: EUR 2 million).

  United States

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	11,887	9,278	7,492	28.1	23.8
less Terminal equipment	1,353	1,289	1,034	5.0	24.7
less Other	1,010	224	168	350.9	33.3

Service revenues	9,524	7,765	6,290	22.7	23.4

        Total revenues in the United States increased by EUR 2,609 million, or 28.1%, to EUR 11,887 million in 2005, compared to EUR 9,278 million in 2004, primarily due to an increase in the overall average customer base in 2005. In local currency, the total revenue increase was lower on a percentage basis before currency translation effects. Total revenues increased by EUR 1,786 million, or 23.8%, to EUR 9,278 million in 2004, compared to EUR 7,492 million in 2003, primarily due to an increase in service revenues as a result of an increase in the average customer base and, to a lesser extent, from an increase in revenues from sales of terminal equipment.

        Service revenues increased by EUR 1,759 million, or 22.7%, to EUR 9,524 million in 2005, compared to EUR 7,765 million in 2004, mainly as a result of an increase in the average number of customers. Service revenues increased by EUR 1,475 million, or 23.4%, to EUR 7,765 million in 2004, compared to EUR 6,290 million in 2003, also primarily due to an increase in the average number of customers. However, non-voice service revenues increased at a greater rate than the increase in the average number of customers in 2004, compared to 2003, due to increased customer acceptance of these services.

        Revenues from sales of terminal equipment increased by EUR 64 million, to EUR 1,353 million in 2005, compared to EUR 1,289 million in 2004, as a result of 13.6% higher gross customers additions ("gross adds") and reduced cost from suppliers which were passed on to customers in 2005. Revenues from sales of terminal equipment increased by EUR 255 million, to EUR 1,289 million in 2004, compared to EUR 1,034 million in 2003, mainly due to an increase in gross adds of 28.6%.

        Other revenues increased to EUR 1,010 million in 2005, compared to EUR 224 million in 2004. This increase was primarily driven by network usage revenues from Cingular customers in California, Nevada and New York who had not yet been transitioned to the Cingular network, pursuant to an agreement that began to be implemented in the first quarter of 2005. In 2004, other revenues increased to EUR 224 million, from EUR 168 million in 2003, mainly as a result of an increase in activation revenues, primarily due to higher gross adds. We expect a substantial decline in other revenues in the coming years as Cingular completes the transition of its customers to its own network.

        We expect further customer and revenue growth at T-Mobile USA, albeit at a slightly decreased pace, compared to previous years. However, revenue growth, as expressed in our reporting currency versus U.S. dollars, may be affected by unfavorable exchange rate developments between the euro and the U.S. dollar.

  Germany

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	8,621	8,745	8,479	(1.4)	3.1
less Terminal equipment	564	677	809	(16.7)	(16.3)
less Other	300	411	172	(27.0)	139.0

Service revenues	7,757	7,657	7,498	1.3	2.1

        Total revenues in Germany declined by EUR 124 million in 2005, or 1.4%, compared to 2004. This decline was primarily attributable to reductions in other revenues and revenues from sales of terminal equipment, which was partially offset by an increase in service revenues. In 2004, total revenues in Germany increased by EUR 266 million, or 3.1%, compared to 2003. This increase was primarily attributable to increases in service revenues and other revenues, offset, in part, by a decrease in revenues from sales of terminal equipment.

        Service revenues increased by EUR 100 million, or 1.3%, to EUR 7,757 million in 2005, compared to EUR 7,657 million in 2004. This increase was primarily attributable to higher voice and non-voice revenues, as a result of an increased average customer base. In 2004, service revenues increased by EUR 159 million, or 2.1%, compared to 2003. This increase was primarily attributable to increases in both non-voice and voice revenues, as a result of an increased average customer base.

        Revenues from sales of terminal equipment decreased by EUR 113 million, to EUR 564 million in 2005, compared to EUR 677 million in 2004, due to reduced costs from suppliers, which were passed on to customers, and higher discounts granted as part of the customer acquisition and retention process. Revenues from sales of terminal equipment decreased by EUR 132 million, to EUR 677 million in 2004, compared to EUR 809 million in 2003, due to a lower total number of gross adds and a lower share of contract gross adds.

        Other revenues mainly consist of MVNO revenues, activation revenues and disconnection fees. MVNO revenues are generated from O2 traffic being routed through the T-Mobile Deutschland network. MVNO revenues accounted for 85% of total other revenues in 2005, compared to 76% in 2004. MVNO revenues accounted for 56% of total other revenues in 2003.

        Other revenues decreased by EUR 111 million, to EUR 300 million in 2005, compared to 2004, primarily as a result of lower MVNO revenues due to the signing of a new national roaming agreement with O2 for lower per-minute prices. In 2004, other revenues increased by EUR 239 million, to EUR 411 million, compared to 2003, primarily as a result of higher MVNO revenues, caused, in part, by an increase in O2's customer base. Under its national roaming agreement with O2, T-Mobile is required to provide roaming services for O2's customers through 2009.

  United Kingdom

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	4,153	4,344	4,312	(4.4)	0.7
less Terminal equipment	384	403	427	(4.7)	(5.6)
less Other	231	232	410	(0.4)	(43.4)

Service revenues	3,538	3,709	3,475	(4.6)	6.7

        Total revenues in the United Kingdom decreased by EUR 191 million, or 4.4%, to EUR 4,153 million in 2005, from EUR 4,344 million in 2004. This decrease was predominantly due to a decrease in service revenues and, to a lesser extent, to a decrease in revenues from sales of terminal equipment. In 2004, total revenues increased by EUR 32 million, or 0.7%, to EUR 4,344 million, from EUR 4,312 million in 2003, due to an increase in service revenues, which was partly offset by decreases in terminal equipment revenues and other revenues.

        Service revenues decreased by EUR 171 million, or 4.6%, to EUR 3,538 million in 2005, compared to EUR 3,709 million in 2004. This decrease was mainly a result of the reduction in mobile termination fees imposed by the U.K. telecommunication regulator in September 2004, and a result of lower voice usage per customer and a negative foreign exchange effect between the British pound sterling and the euro. Service revenues increased by EUR 234 million, or 6.7%, to EUR 3,709 million in 2004, compared to EUR 3,475 million in 2003. This increase was primarily attributable to increases in both voice and non-voice revenues, as a result of an increased average customer base.

        Revenues from sales of terminal equipment decreased in 2005, compared to 2004, mainly due to reduced costs from suppliers, which were passed on to customers, and higher sales discounts. Revenues from sales of terminal equipment decreased in 2004, compared to 2003, also mainly due to higher sales discounts in 2004.

        Other revenues decreased slightly by EUR 1 million, to EUR 231 million in 2005, compared to EUR 232 million in 2004. Other revenues had more significantly decreased from 2003 to 2004, primarily because T-Mobile UK sold its stake in Virgin Mobile at the end of January 2004, and because T-Mobile UK and Virgin Mobile renegotiated their shareholder and service agreements in 2004. The new service agreement significantly decreased T-Mobile UK's inbound revenues from the joint venture, which are now passed directly to Virgin Mobile. However, at the same time, T-Mobile UK's marketing contribution payment to Virgin Mobile was phased out, which had a positive effect on the overall results of T-Mobile UK. Virgin Mobile currently pays an MVNO fee for using T-Mobile UK's network.

  Hungary

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	1,090	1,049	999	3.9	5.0
less Terminal equipment	82	89	81	(7.9)	9.9
less Other	26	19	19	36.8	0.0

Service revenues	982	941	899	4.4	4.7

        Total revenues in Hungary increased by EUR 41 million, or 3.9%, to EUR 1,090 million in 2005, compared to EUR 1,049 million in 2004. In local currency, total revenues also increased. The development between the Hungarian forint and the euro had a positive currency translation effect. The increase in total revenues was mainly related to an increase in service revenues, as a result of a larger average contract customer base. Total revenues increased by EUR 50 million, or 5.0%, to EUR 1,049 million in 2004, compared to EUR 999 million in 2003, mainly due to an increase in service revenues, primarily as a result of an increased average contract customer base.

        Service revenues increased by EUR 41 million to EUR 982 million in 2005. This increase was mainly a result of an increased average customer base, especially the average contract customer base. Service revenues increased by EUR 42 million, to EUR 941 million in 2004, from EUR 899 million in 2003. This increase was due to a larger average customer base and higher visitor-roaming revenues.

        Revenues from sales of terminal equipment decreased by EUR 7 million, to EUR 82 million in 2005, compared to EUR 89 million in 2004, due to a lower average price per handset sold. Revenues from sales of terminal equipment increased by EUR 8 million, to EUR 89 million in 2004, compared to EUR 81 million in 2003, primarily due to higher average sales prices of terminal equipment.

  The Netherlands

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	1,064	1,046	860	1.7	21.6
less Terminal equipment	37	47	42	(21.3)	11.9
less Other	35	51	35	(31.4)	45.7

Service revenues	992	948	783	4.6	21.1

        Total revenues in the Netherlands increased by EUR 18 million, or 1.7%, to EUR 1,064 million in 2005, compared to EUR 1,046 million in 2004. The increase in total revenues was mainly related to an increase in service revenues, partly offset by decreases in revenues from sales of terminal equipment and other revenues. Total revenues increased by EUR 186 million, or 21.6%, to EUR 1,046 million in 2004, compared to EUR 860 in 2003, primarily due to an increase in service revenues and, to a lesser extent, to increased revenues from sales of terminal equipment and other revenues.

        Service revenues increased by EUR 44 million, to EUR 992 million in 2005, compared to EUR 948 million in 2004, primarily due to a higher proportion of contract customers, who tend to generate higher service revenues than prepay customers, in the average customer base and a lower inactivity rate. Service revenues increased by EUR 165 million, to EUR 948 million in 2004, compared to EUR 783 million in 2003, primarily due to an increased average customer base.

        Other revenues mainly include customer activation revenues, disconnection fees and other operating revenues. Other revenues decreased by EUR 16 million, or 31.4%, to EUR 35 million in 2005, compared to EUR 51 million in 2004, primarily due to a decrease in other operating revenues.

Other revenues increased by EUR 16 million, or 45.7%, to EUR 51 million in 2004, compared to EUR 35 million 2003, mainly due to an increase in other operating revenues.

  Czech Republic

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	938	827	757	13.4	9.2
less Terminal equipment	52	40	26	30.0	53.8
less Other	18	14	24	28.6	(41.7)

Service revenues	868	773	707	12.3	9.3

        Total revenues in the Czech Republic increased by EUR 111 million, or 13.4%, to EUR 938 million in 2005, compared to EUR 827 million in 2004. In local currency, total revenues also increased. The development of the Czech koruna and the euro had a positive currency translation effect. The increase in total revenues was mainly related to an increase in service revenues, as a result of having a larger average customer base and the positive currency translation effect. Total revenues increased by EUR 70 million, or 9.2%, to EUR 827 million in 2004, compared to EUR 757 million in 2003, also due to an increase in service revenues, as a result of a larger average customer base.

        Service revenues increased by EUR 95 million in 2005, to EUR 868 million. This increase was mainly a result of an increased average customer base and higher visitor-roaming revenues. In 2004, service revenues increased by EUR 66 million, to EUR 773 million, from EUR 707 million in 2003. This increase was also due to a larger average customer base and higher visitor-roaming revenues.

  Austria

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	885	882	1,098	0.3	(19.7)
less Terminal equipment	29	42	70	(31.0)	(40.0)
less Other	22	20	182	10.0	(89.0)

Service revenues	834	820	846	1.7	(3.1)

        Total revenues in Austria increased by EUR 3 million in 2005, or 0.3%, to EUR 885 million, from EUR 882 million in 2004. This increase was predominantly due to growth in service revenues, partly offset by a decrease in terminal equipment revenues. Total revenues decreased by EUR 216 million, or 19.7%, to EUR 882 million in 2004, from EUR 1,098 million in 2003. This decrease was due to decreases in other revenues and sales of terminal equipment and, to a lesser extent, in service revenues.

        Service revenues increased by EUR 14 million in 2005, to EUR 834 million. This increase was mainly to an increased average customer base and to a higher proportion of contract customers, who tend to generate higher service revenues than prepay customers. In 2004, service revenues decreased by EUR 26 million, or 3.1%, to EUR 820 million, from EUR 846 million in 2003. This decrease was primarily due to decreasing tariffs in a competitive environment.

        Revenues from sales of terminal equipment decreased by EUR 13 million in 2005, to EUR 29 million, compared to 2004, mainly due to a negative one-time effect, and due to reduced costs from suppliers, which were passed on to customers. In 2004, revenues from sales terminal equipment decreased by EUR 28 million, to EUR 42 million, compared to EUR 70 million in 2003, due to higher discounts.

        Other revenues increased by EUR 2 million in 2005, or 10%, to EUR 22 million, from EUR 20 million in 2004. In 2004, other revenues decreased by EUR 162 million, or 89.0%, to EUR 20 million, compared to EUR 182 million in 2003, primarily due to the January 2004 disposal of Niedermeyer GmbH, an Austrian electronics retail chain, that had been owned by T-Mobile Austria. Prior to 2004, other revenues had been substantially derived from revenues received from the sale of non-telecommunications products and services sold through Niedermeyer GmbH. In 2004, other revenues primarily consisted of activation fees and other operating revenues. In 2003, other revenues included EUR 153 million from Niedermeyer GmbH.

  Croatia

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	512	436	377	17.4	15.7
less Terminal equipment	25	21	21	19.0	0.0
less Other	12	9	5	33.3	80.0

Service revenues	475	406	351	17.0	15.7

        Total revenues in Croatia increased by EUR 76 million, or 17.4%, to EUR 512 million in 2005, compared to EUR 436 million in 2004. In local currency, total revenues also increased. The development between the Croatian kuna relative and the euro had a minor positive currency translation effect. The increase in total revenues was mainly related to an increase in service revenues and, to a lesser extent, to increases in revenues from sales of terminal equipment and other revenues. In 2004, total revenues increased by EUR 59 million, or 15.7%, to EUR 436 million, compared to EUR 377 million in 2003, primarily due to increases in service revenues and, to a lesser extent, in other revenues.

        Service revenues increased by EUR 69 million to EUR 475 million in 2005. This increase was mainly a result of a larger average customer base and as a result of higher visitor-roaming revenues. In 2004, service revenues increased by EUR 55 million, to EUR 406 million, from EUR 351 million in 2003. This increase was due to an increased average customer base and to higher visitor-roaming revenues.

  Slovakia

	For the years ended December 31,
	2005(1)	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total revenues	378	—	—	n.a.	n.a.
Less Terminal equipment	10	—	—	n.a.	n.a.
less Other	21	—	—	n.a.	n.a.

Service revenues	347	—	—	n.a.	n.a.

n.a.—not applicable

(1)
Fully consolidated as of the first quarter of 2005.

        With an average customer base of 1.9 million customers in 2005, T-Mobile Slovensko generated total revenues of EUR 378 million.

  Average Revenue Per User by Geographic Area

        The following discussion provides additional revenue information by geographic area with respect to ARPU. We use ARPU to measure the average monthly service revenues on a per-customer basis. We believe that ARPU provides management with useful information concerning usage and acceptance of our product and service offerings, and as an indicator of our ability to attract and retain high-value customers. We calculate ARPU as revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services), plus roaming revenues, monthly charges, and revenues from visitor roaming, divided by the average number of customers in the month. Revenues from services does not include the following: revenues from terminal equipment sales, revenues from customer activations, revenues from MVNOs, and other revenues not generated directly by T-Mobile customers. However, visitor-roaming revenues have been included in ARPU as of the first quarter of 2005, and historical data has been calculated accordingly. We believe this change improves comparability with our competitors. However, ARPU is neither uniformly defined nor utilized by all companies in our industry group. Accordingly, such measures may not be comparable to similarly titled measures and disclosures by other companies. For a more detailed breakdown of our customers by geographic area, see "Item 4. Information on the Company—Description of Business—Mobile Communications." The calculations of ARPU numbers below have been based on actual figures, expressed as a monthly average for each annual period.

  United States

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	11,887	9,278	7,492	28.1	23.8
thereof service revenues (millions of €)	9,524	7,765	6,290	22.7	23.4
Average customers (in millions)	19.3	15.3	11.5	26.1	33.0
ARPU (in euro)	41	42	45	(2.4)	(6.7)

        ARPU in the United States decreased to EUR 41 in 2005, compared to EUR 42 in 2004, primarily due to an increase in the proportion of prepay customers in the overall customer base, and a decrease in prepay ARPU. The decrease was positively affected by favorable foreign exchange rate developments between the U.S. dollar and the euro in 2005, compared to 2004.

        ARPU decreased to EUR 42 in 2004, compared to EUR 45 in 2003, due to changes in local currency exchange rates. In local currency, ARPU increased slightly, mainly due to the inclusion of regulatory fees and USF (Universal Service Fund) fees as part of service revenues, beginning in 2004. The positive effect on ARPU attributable to both fees was less than EUR 1.50 in 2004. ARPU in local currency was positively affected by an increased usage of data and SMS services.

  Germany

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	8,621	8,745	8,479	(1.4)	3.1
thereof service revenues (millions of €)	7,757	7,657	7,498	1.3	2.1
Average customers (in millions)	28.2	27.0	25.3	4.4	6.7
ARPU (in euro)	23	24	25	(4.2)	(4.0)

        ARPU in Germany decreased to EUR 23 in 2005, compared to EUR 24 in 2004. This decrease was due to lower voice and non-voice usage per customer, as well as to lower tariffs and mobile termination fees.

        ARPU decreased by EUR 1 in 2004, compared to 2003. This decrease was due to lower usage per customer, together with lower average prices per minute for outgoing calls. Partly offsetting the decline in ARPU in 2004 was an increase in the proportion of contract customers in the total customer base, who tend to generate a higher ARPU than prepay customers.

  United Kingdom

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	4,153	4,344	4,312	(4.4)	0.7
thereof service revenues(1) (millions of €)	3,538	3,709	3,475	(4.6)	6.7
Average customers (in millions)(2)	10.6	10.5	9.6	1.0	9.4
ARPU (in euro)(2)	28	29	30	(3.4)	(3.3)

(1)
Does not include revenues earned from Virgin Mobile customers, which revenues are not included in the service revenues component of the ARPU calculation.
(2)
Does not include Virgin Mobile customers in the average number of customers component of the ARPU calculation.

        ARPU in the United Kingdom decreased to EUR 28 in 2005, compared to EUR 29 in 2004, mainly due to a reduction in mobile termination fees imposed by the U.K. telecommunications regulator in September 2004, as well as to lower voice usage per customer and a negative foreign exchange effect between the British pound sterling and the euro.

        ARPU decreased to EUR 29 in 2004, compared to EUR 30 in 2003, mainly due to the decrease in mobile termination fees in September 2004 mentioned above, and a decrease in voice usage per customer, which was primarily driven by lower usage by prepay customers.

  Hungary

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	1,090	1,049	999	3.9	5.0
thereof service revenues (millions of €)	982	941	899	4.4	4.7
Average customers (in millions)	4.1	3.9	3.5	5.1	11.4
ARPU (in euro)	20	20	21	0.0	(4.8)

        ARPU in Hungary remained constant at EUR 20 in 2005, compared to 2004. ARPU was primarily negatively affected by decreasing tariffs and lower mobile termination fees, which were mainly offset by increased revenues resulting from higher voice usage per customer.

        ARPU decreased to EUR 20 in 2004, from EUR 21 in 2003. ARPU was negatively affected in 2004, due to decreased tariffs as a result of increased competition and decreased mobile termination fees, which were imposed by the Hungarian telecommunications regulator.

  The Netherlands

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	1,064	1,046	860	1.7	21.6
thereof service revenues (millions of €)	992	948	783	4.6	21.1
Average customers (in millions)	2.3	2.2	1.7	4.5	29.4
ARPU (in euro)	36	36	38	0.0	(5.3)

        ARPU in the Netherlands remained constant at EUR 36 in 2005, as in 2004. This parity was primarily due to an increase in voice usage per customer and a higher proportion of contract customers in the average customer base, offset, in part, by a reduction in mobile termination fees, imposed by the Dutch telecommunications regulator in December 2004 and 2005.

        ARPU decreased to EUR 36 in 2004, from EUR 38 in 2003. This decrease was primarily the result of decreasing tariffs, driven by high competition, as well as by reductions in mobile termination fees, imposed by the Dutch telecommunications regulator in January and December 2004.

  Czech Republic

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	938	827	757	13.4	9.2
thereof service revenues (millions of €)	868	773	707	12.3	9.3
Average customers (in millions)	4.5	4.1	3.6	9.8	13.9
ARPU (in euro)	16	16	16	0.0	0.0

        ARPU in the Czech Republic remained constant at EUR 16 in 2005, as in 2004. Negative effects from a decrease in mobile termination fees, imposed by the Czech telecommunications regulator, and lower voice usage per customer, were offset by a favorable foreign exchange rate effect between the Czech koruna and the euro, and an increase in non-voice usage per customer, as a result of a higher proportion of contract customers in the total average customer base.

        ARPU remained constant at EUR 16 in 2004, compared to 2003. Negative effects from a decrease in mobile termination fees, imposed by the Czech telecommunications regulator, were offset by an increase in data usage per customer, and as a result of a higher proportion of contract customers in the total average customer base.

  Austria

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	885	882	1,098	0.3	(19.7)
thereof service revenues (millions of €)	834	820	846	1.7	(3.1)
Average customers (in millions)	2.0	2.0	2.0	0.0	0.0
ARPU (in euro)	35	34	35	2.9	(2.9)

        ARPU in Austria increased to EUR 35 in 2005, compared to EUR 34 in 2004. A lower ARPU in the contract and prepay segments, as a result of the Austrian competitive environment, was offset by a higher proportion of contract customers in the total average customer base, and by increased visitor-roaming revenues.

        ARPU decreased to EUR 34 in 2004, from EUR 35 in 2003. This decrease was mainly due to decreasing tariffs in a competitive environment.

  Croatia

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	512	436	377	17.4	15.7
thereof service revenues (millions of €)	475	406	351	17.0	15.7
Average customers (in millions)	1.7	1.4	1.3	21.4	7.7
ARPU (in euro)	23	24	23	(4.2)	4.3

        ARPU in Croatia decreased slightly to EUR 23 in 2005, compared to EUR 24 in 2004, mainly due to lower voice and non-voice usage per customer.

        ARPU increased to EUR 24 in 2004, from EUR 23 in 2003, as a result of increased voice and data usage, primarily by prepay customers.

  Slovakia

	For the years ended December 31,
	2005(1)	2004	2003	2005/2004	2004/2003
				(% change)
Total revenues (millions of €)	378	—	—	n.a.	n.a.
thereof service revenues (millions of €)	347	—	—	n.a.	n.a.
Average customers (in millions)	1.9	—	—	n.a.	n.a.
ARPU (in euro)	15	—	—	n.a.	n.a.

n.a.—not applicable

(1)
Fully consolidated as of the first quarter of 2005.

        With an average customer base of 1.9 million customers in 2005, T-Mobile Slovensko generated an ARPU of EUR 15.

  Operating Expenses

        The following table provides information regarding components of operating expenses in our Mobile Communications strategic business area:

	For the years ended December 31,
	2005		2004		2003		2005/2004	2004/2003
	(millions of €, except percentages)						(% change)
Cost of sales	15,800	58.7%	15,169	58.8%	12,612	58.6%	4.2	20.3
Selling expenses	8,042	29.9%	7,208	28.0%	6,725	31.2%	11.6	7.2
General and administrative expenses	956	3.6%	938	3.6%	1,031	4.8%	1.9	(9.0)
Other operating expenses	2,112	7.8%	2,482	9.6%	1,170	5.4%	(14.9)	112.1

Total	26,910	100%	25,797	100%	21,538	100%	4.3	19.8

  Cost of Sales

        Cost of sales includes the purchase of goods, such as terminal equipment and SIM cards, as well as the cost of services purchased, such as line rental, interconnection charges, international roaming charges, data processing charges, maintenance and other support services, and information technology services. Its main components are goods and services purchased, personnel costs, as well as depreciation and amortization of mobile telecommunications licenses and other tangible and intangible assets related to the network.

        Cost of sales increased by EUR 631 million in 2005, or 4.2% compared to 2004. In 2005, cost of sales were negatively affected by the amortization of our UMTS licenses in the amount of EUR 864 million, compared to EUR 519 million in 2004. Of this amortization, EUR 847 million related to our UMTS licenses in Germany and the United Kingdom, compared to EUR 509 million in 2004. This increase was the result of the first full-year of amortization, compared to eight months of amortization in Germany and six months in the United Kingdom for 2004, after the commercial launch of the UMTS networks in both countries. In addition, EUR 244 million of the increase related to the first-time, full consolidation of T-Mobile Slovensko. Cost of sales also increased at T-Mobile USA, mainly as a result of higher scheduled depreciation on property, plant and equipment, resulting from the acquisition of network assets in California and Nevada from Cingular, and the transfer of the New York network assets from investments accounted for using the equity method to property, plant and equipment, as part of the dissolution of T-Mobile's network joint venture with Cingular.

        In 2004, cost of sales increased by EUR 2,557 million, or 20.3%, compared to 2003. Of this increase, EUR 1,910 million was attributable to T-Mobile USA. Specifically, EUR 1,250 million related to an impairment charge on FCC licenses incurred in connection with the winding-up of the network-sharing joint venture between T-Mobile USA and Cingular. The remaining increase attributable to T-Mobile USA was primarily due to an increase in goods and services purchased (EUR 716 million), due to an increased customer base. In addition, costs for terminal equipment and expenses for telecommunications services provided by third parties, including interconnection expenses, roaming and other expenses for telecommunications services, also increased at T-Mobile USA in 2004. The commercial launch of our UMTS networks in Germany and the United Kingdom in 2004 resulted in the first-time depreciation of our UMTS licenses in those subsidiaries, which amounted to an aggregate of EUR 509 million.

  Selling Expenses

        Selling expenses accounted for 29.9% of Mobile Communications, total operating expenses in 2005. Selling expenses include all expenses relating to sales, including, among other things, commissions paid to resellers and third-party distributors, call-center and customer-care expenses, marketing costs and billing services.

        Selling expenses increased by EUR 834 million, or 11.6%, from 2004 to 2005. T-Mobile USA accounted for EUR 549 million of this increase. In particular, an increased number of T-Mobile outlets, higher commissions and advertising expenses, as well as an increase in billing services expenses contributed to this increase. In addition, selling expenses increased by EUR 97 million at T-Mobile UK, due to increased promotional activities, resulting in an increase in commissions and marketing expenses. T-Mobile Deutschland accounted for EUR 59 million of the increase in selling expenses, mainly due to higher customer bad debt expenses, an increase in call-center expenses and increased marketing and advertising expenses. The first-time, full consolidation of T-Mobile Slovensko contributed EUR 60 million to the increased selling expenses.

        In 2004, selling expenses increased by EUR 483 million, or 7.2%, compared to 2003. This increase was mainly attributable to T-Mobile USA, as a direct result of higher customer acquisition costs, increased advertising costs and higher customer bad-debt expenses (due to an increased customer base). Selling costs also increased at T-Mobile Deutschland, mainly in the areas of operational selling, marketing and billing services. These increases were partly offset by decreased selling costs at T-Mobile UK, primarily due to reduced commission rates.

  General and Administrative Expenses

        General and administrative expenses include all costs allocated to core administrative functions that are not directly attributable to the cost of sales or selling activities, including, among other items, costs relating to accounting, finance, human resources, general management, communications, strategy and legal services.

        General and administrative expenses increased slightly by EUR 18 million, or 1.9%, from 2004 to 2005. The main driver of this increase was T-Mobile USA, as a result of an increased headcount and the related increase in personnel costs, and as a result of increased general facility costs incurred in order to serve an increased customer base. In contrast, general and administrative expenses decreased at T-Mobile UK and T-Mobile Deutschland, due to reductions in personnel-related costs—in large part due to the "Save for Growth" program.

        In 2004, general and administrative expenses decreased by EUR 93 million, compared to 2003. This decrease was primarily attributable to T-Mobile USA, due to the weaker U.S. dollar relative to the euro and the reimbursement of property taxes. General and administrative expenses also decreased at T-Mobile UK, due to lower costs in the area of management and communications, and at T-Mobile Hungary, as a result of lower other general and administrative expenses.

  Other Operating Expenses

        The following table provides information regarding Mobile Communications' other operating expenses:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Losses on disposition of non-current assets	29	46	32	(37.0)	43.8
Impairment of goodwill	1,917	2,278	901	(15.8)	152.8
Other operating expenses	166	158	237	5.1	(33.3)

Total	2,112	2,482	1,170	(14.9)	112.1

        Other operating expenses decreased by EUR 370 million in 2005, compared to 2004. This decrease mainly related to lower goodwill impairments in 2005. T-Mobile UK recorded a goodwill impairment of EUR 1,917 million in 2005, compared to EUR 2,225 million in 2004. For more information concerning goodwill impairment, see note (16) to our consolidated financial statements.

        In 2004, other operating expenses increased by EUR 1,312 million, compared to 2003, mainly due to increased goodwill impairment charges of EUR 1,377 million. In 2004, Mobile Communications recorded goodwill impairment charges at T-Mobile UK (EUR 2,225 million) and at T-Mobile Slovensko (EUR 53 million). In 2003, goodwill impairment charges were recorded at T-Mobile USA (EUR 789 million), T-Mobile Hungary (EUR 101 million) and MobiMak (EUR 11 million).

  Other Operating Income

        The following table provides information regarding Mobile Communications' other operating income:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Cost reimbursements	127	288	354	(55.9)	(18.6)
Income from the disposal of noncurrent assets (excluding investment property)	17	27	6	(37.0)	n.m.
External lease income (operating leases only)	26	19	16	36.8	18.8
Insurance compensation	1	6	17	(83.3)	(64.7)
Other income	292	454	258	(35.7)	76.0

Total	463	794	651	(41.7)	22.0

n.m.—not meaningful

        Other operating income consists of a number of items, such as income from the disposal of non-current assets, cost reimbursements from Deutsche Telekom AG, external lease income and insurance compensation.

        Other operating income decreased by EUR 331 million in 2005, compared to 2004. This was mainly the result of lower other income, due to several one-time income effects in 2004, as described below. In addition, cost reimbursements decreased by EUR 161 million, due to the discontinuation of cost reimbursements from Cingular following the dissolution of the network joint venture, GSM Facilities. The remaining decrease was mainly due to lower cost reimbursements T-Mobile Deutschland received from Deutsche Telekom AG, and to the cost reimbursements T-Mobile Hungary received from Deutsche Telekom AG in 2004 in connection with the re-branding of T-Mobile Hungary.

        In 2004, other operating income increased by EUR 143 million, compared to 2003. The increase mainly related to an increase in other income, which primarily related to proceeds from the sale of Virgin Mobile (EUR 75 million), and a one-time payment of EUR 50 million from O2 to T-Mobile Deutschland in connection with the waiver of patent claims.

Business Customers

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Net revenues	9,058	9,246	9,267	(2.0)	(0.2)
Intersegment revenues	3,792	3,716	3,670	2.0	1.3
Total revenues	12,850	12,962	12,937	(0.9)	0.2
Profit (loss) before income taxes	306	165	(56)	85.5	n.m.

n.m.—not meaningful

        The majority of customers of T-Systems' Business Services and Enterprise Services business units are headquartered in Germany, although T-Systems' principal markets also include Western, Central and Eastern Europe and, to a lesser extent, North and South America, Asia and South Africa. In 2005, domestic operations contributed 86.2% of T-Systems' total revenues, compared to 86.6% in 2004 and 87.1% in 2003.

  Net Revenues

        Business Customers' net revenues (total revenues excluding intersegment revenues) amounted to EUR 9,058 million in 2005, a decrease of 2.0% compared to 2004 (EUR 9,246 million). This decrease was a result of lower net revenues from Enterprise Services and Business Services, primarily caused by decreases in price and volume. Net revenues decreased at Enterprise Services, primarily as a result of the decrease in Systems Integration and Computing & Desktop Services (CDS) net revenues. This decrease was partially offset by a slight increase in Telecommunications revenues. Net revenues from Business Services decreased, mainly due to decreased revenues from Sales & Marketing Business Customers.

        In 2004, net revenues amounted to EUR 9,246 million, representing a slight decrease of EUR 21 million, or 0.2%, compared to EUR 9,267 million in 2003. In 2003, certain T-Systems companies were sold, mainly T-Systems Siris SAS, T-Systems MultiLink SA and T-Systems CS AG. These deconsolidated companies had contributed aggregate net revenues of EUR 160 million in 2003, but no revenues in 2004. The decrease in net revenues was partially offset by an increase of 5.3% in Enterprise Services net revenues in 2004, as a result of increased revenues from new customers and additional business with existing customers. This increase in Enterprise Services net revenues was partially offset by a decrease in net revenues at Business Services of 5.9% due to ongoing price pressures.

        Business Customers plans to increase its current share of the integrated ICT market in Germany, in particular. Business Customers believes that the IT services market has potential for future growth and expects that international key accounts in the IT business can be expanded through "big deals" and expanding its share of the ICT budgets of existing and potential customers. For large-, medium- and small-sized enterprises, Business Customers will focus on offering IT services and traditional telecommunications products and services.

  Total Revenues

        Business Customers' total revenues include both net revenues from external customers and revenues from our other SBAs and affiliates. In addition to providing data processing, other information technology services, such as the provision of computer center services, desktop services and application services to third parties, T-Systems is the primary provider of such services to the Deutsche Telekom group.

        Business Customers' total revenues amounted to EUR 12,850 million in 2005, which was slightly lower than in 2004 (EUR 12,962 million). Enterprise Services increased its total revenues by EUR 122 million, or 1.5%, which partially offset a EUR 234 million, or 5.0%, decline in total revenues from Business Services, both compared to 2004.

        Intersegment revenues amounted to EUR 3,792 million in 2005, a modest increase, compared to EUR 3,716 million in 2004. Intersegment revenues in 2005 included a decrease, amounting to EUR 174 million, with respect to Business Services, which was primarily attributable to price reductions within the group. However, this decrease was more than offset by a EUR 250 million increase in intersegment revenues attributable to Enterprise Services, in particular to CDS.

        In 2004, Business Customers' total revenues increased by EUR 25 million, or 0.2%, to EUR 12,962 million, compared to EUR 12,937 million in 2003. This increase was primarily due to an increase of EUR 281 million in intersegment revenues attributable to Business Services, offset, in part, by a decrease of EUR 235 million in intersegment revenues from Enterprise Services. However, the T-Systems companies deconsolidated in 2003 had contributed aggregate total revenues of EUR 164 million in 2003, but no revenues in 2004.

        Approximately 29.5% of Business Customers' total revenues in 2005 were attributable to intersegment revenues, compared to 28.7% in 2004 and 28.4% in 2003. In 2005, 42.4% of Enterprise Services' total revenues, and 5.3% of Business Services' total revenues, were from other companies within the group, compared to 40.1% and 8.8%, respectively, in 2004, and 43.0% and 2.8%, respectively, in 2003.

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Total Enterprise Services revenues
Computing & Desktop Services(1)	4,685	4,590	n.a.	2.1	n.a.
Systems Integration(1)	1,600	1,658	n.a.	(3.5)	n.a.
Telecommunications(1)	2,085	2,000	n.a.	4.3	n.a.
Total Enterprise Services revenues	8,370	8,248	8,235	1.5	0.2

Total Business Services revenues	4,480	4,714	4,702	(5.0)	0.3
Total revenues	12,850	12,962	12,937	(0.9)	0.2

n.a.—not available

(1)
The sub-components of total Enterprise Services revenues for 2003 are not available, due to adoption of IFRS, and due to the group reorganization, effective January 1, 2005.

  Enterprise Services

        Enterprise Services' total revenues are primarily derived from information technology services and telecommunications products and services provided to T-Systems' 60+ largest business customers. Enterprise Services' total revenues are comprised of products and services offered by Computing and Desktop Services, Systems Integration and Telecommunications Services.

    Computing & Desktop Services

        Computing & Desktop Services revenues are comprised of revenues from Desktop Services & Solutions, which delivers, operates and maintains desktop systems for customers; Computing Services & Solutions, which operates customers' data centers and manages customer servers, systems, databases and applications; and Business Process Outsourcing, which supports customers' business processes with end-to-end responsibility for entire processes.

        Computing & Desktop Services' total revenues increased by EUR 95 million in 2005, or 2.1%, to EUR 4,685 million, compared to EUR 4,590 million in 2004. External revenues were 48.6% of CDS' total revenues in 2005, compared to 51.0% in 2004. The increase in CDS' total revenues primarily resulted from an increase in intersegment revenues, due to the expansion of existing projects and the acquisition of new projects. The Deutsche Telekom group was also CDS' largest customer in 2005.

        In 2004, CDS' total revenues increased, compared to 2003. Intersegment revenues were 51.0% of CDS' total revenues in 2004, which was approximately the same level as in 2003. The increase in CDS' total revenues in 2004 was primarily the result of an increase in external revenues from new customers, and from additional business with existing customers. The increased customer revenues offset a further decline in prices, due to competition. The Deutsche Telekom group was CDS' largest customer in 2004.

    Systems Integration

        Systems Integration receives revenues from providing advice and assistance for an enterprise's entire "plan-build-run" lifecycle. Revenues from Detecon are also reported under Systems Integration. Systems Integration total revenues decreased by EUR 58 million in 2005, or 3.5%, to

EUR 1,600 million, compared to EUR 1,657 million in 2004. This decrease was primarily the result of a decrease in net revenues, due to a fall in prices—despite an increased utilization rate. In 2005, external revenues were 54.1% of Systems Integration's total revenues, compared to 56.6% in 2004.

        In 2004, Systems Integration's total revenues increased, compared to 2003, as a result of an increase in net revenues and intersegment revenues. Despite reduced staff, invoiced hours also increased slightly, compared to 2003. The increase in external revenues mainly resulted from new contracts with existing customers. Intersegment revenues accounted for 43.4% of total Systems Integration revenues in 2004, representing a slight increase, compared to 2003.

    Telecommunications

        Telecommunications revenues consist of sales of telecommunications products and services to T-Systems' 60+ largest business customers, as well as to other international customers. Telecommunications Services' total revenues increased by EUR 85 million in 2005, or 4.3%, to EUR 2,085 million, compared to EUR 2,000 million in 2004. This increase was primarily the result of an increase in intersegment revenues, due to an increase in volumes. External revenues were 80.3% of Telecommunications Services' total revenues in 2005, compared to 83.3% in 2004.

        In 2004, Telecommunications' total revenues increased, compared to 2003. This increase was the result new contracts with existing customers. External revenues were 83.3% of Telecommunications Services' total revenues in 2004, representing a slight decrease, compared to 2003.

  Business Services

        Business Services revenues are primarily derived from sales of telecommunications products and services to T-Systems' large-, medium- and small-sized business customers. Revenues from Media & Broadcast are also reported under Business Services.

        Business Services' total revenues amounted to EUR 4,480 million in 2005, representing a decrease of 5.0%, compared to EUR 4,714 million in 2004. This decrease resulted from a decrease in net revenues, mainly Network Services and Sales & Marketing Business Customers, due to reduced prices and demand for traditional voice telecommunications services. Through Business Customers' "Focus on Growth" program, Business Services was able to increase its customer base and expand its services portfolio to include the provision of IT-related services to its existing and new customers. However, these measures did not fully compensate for the decreases in prices and demand for traditional voice telecommunications services.

        In 2004, Business Services' total revenues amounted to EUR 4,714 million and increased slightly, compared to 2003. This increase was primarily the result of increased intersegment revenues, offset, in part, by decreased net revenues. The decrease in net revenues resulted from price reductions, mainly resulting from regulatory pricing decisions relating to T-Com's fixed-line network. Additionally, the T-Systems companies deconsolidated in 2003 contributed an aggregate of EUR 128 million in 2003, but no revenues in 2004.

  Operating Expenses

        The following table provides information regarding the components of Business Customers' operating expenses:

	For the years ended December 31,
	2005		2004		2003		2005/2004	2004/2003
	(in millions of €, except percentages)
Cost of sales	10,329	81.0%	10,015	78.6%	10,335	77.9%	3.1%	(3.1)%
Selling expenses	1,505	11.8%	1,591	12.5%	1,766	13.3%	(5.4)%	(9.9)%
General and administrative expenses	798	6.3%	871	6.8%	888	6.7%	(8.4)%	(1.9)%
Other operating expenses	116	0.9%	261	2.1%	272	2.1%	(55.6)%	(4.0)%

Total	12,748	100.0%	12,738	100.0%	13,261	100.0%	0.0%	(3.9)%

  Cost of Sales

        Cost of sales increased by EUR 314 million in 2005, or 3.1%, to EUR 10,329 million, compared to 2004. This increase was primarily the result of restructuring costs and, to a lesser extent, increased personnel costs.

        In 2004, cost of sales decreased by EUR 320 million, or 3.1%, to EUR 10,015 million, compared to 2003. The decrease in cost of sales was primarily the result of a reduction in the number of less-profitable data centers, and a reduction in average staffing levels at T-Systems. To a lesser extent, cost of sales decreased as a result of a reduction in the number of IT freelancers (i.e., independent contractors), due to increased internal capacity and due to the reclassification of workforce from cost of sales to selling costs. The T-Systems companies deconsolidated in 2003 contributed, in the aggregate, EUR 152 million to cost of sales in 2003, but nothing in 2004.

  Selling Expenses

        Selling expenses were EUR 1,505 million in 2005, representing a decrease of EUR 86 million, or 5.4%, compared to 2004. This was mainly the result of decreased costs for billing, partially offset by increased restructuring costs.

        In 2004, selling expenses were EUR 1,591 million, representing a decrease of EUR 175 million, or 9.9%, compared to 2003. This was mainly the result of the cost-efficiency program, partially offset by the reclassification of workforce from cost of sales to selling costs. The T-Systems companies deconsolidated in 2003 contributed, in the aggregate, EUR 17 million to selling costs in 2003, but nothing in 2004.

  General and Administrative Expenses

        General and administrative expenses were EUR 798 million in 2005, representing a decrease of EUR 73 million, or 8.4%, compared to 2004. This decrease was mainly attributable to the ongoing cost-efficiency program, partly offset by increased restructuring costs.

        In 2004, general and administrative expenses were EUR 871 million, representing a decrease of EUR 17 million, or 1.9%, compared to 2003. The T-Systems companies deconsolidated in 2003, in the aggregate, incurred EUR 13 million in general and administrative expenses in 2003, but nothing in 2004.

  Other Operating Expenses

        Other operating expenses were EUR 116 million in 2005, representing a decrease of EUR 145 million, or 55.6%, compared to 2004. This decrease was mainly attributable to lower amortization costs, partly offset by increased restructuring costs.

        In 2004, other operating expenses were EUR 261 million, representing a decrease of EUR 11 million, or 4.0%, compared to 2003. The decrease in other operating expenses was mainly the result of the cost-efficiency program, but this decrease was partially offset by increased costs relating to the transfer of personnel to Vivento.

Group Headquarters and Shared Services

        The following table presents selected financial information concerning our Group Headquarters and Shared Services segment:

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Net revenues	284	260	235	9.2	10.6
Intersegment revenues	3,221	3,266	3,036	(1.4)	7.6

Total revenues	3,505	3,526	3,271	(0.6)	7.8

Loss from operations	(840)	(1,441)	(1,167)	41.7	(23.5)

  Net Revenues

        Net revenues from Group Headquarters and Shared Services were EUR 284 million in 2005, an increase of EUR 24 million, compared to 2004. Most of the net revenues in 2005 were derived from real estate-related services and, to a lesser extent, from fleet services and the Vivento business lines. The increase in 2005 was primarily attributable to higher net revenues from fleet services, due to higher revenues from sales of used vehicles, in addition to higher revenues generated by the Vivento business lines, as a result of the continued expansion of their operations.

        In 2004, net revenues from Group Headquarters and Shared Services amounted to EUR 260 million, an increase of EUR 25 million, compared to 2003. Most of the net revenues in 2004 were derived from real estate-related services and, to a lesser extent, from fleet services. The increase in 2004 was primarily attributable to higher net revenues from fleet services, due to an increase in the number of used vehicles sold, in addition to slight increases across all other units.

  Total Revenues

        Total revenues amounted to EUR 3,505 million in 2005, and were principally derived from our real estate-related operations (EUR 3.1 billion), fleet services (EUR 0.3 billion) and Vivento's business operations (EUR 0.3 billion). Total revenues in 2005 declined slightly, by EUR 21 million, compared to 2004. This decrease was attributable to a decline in revenues generated in real-estate services, primarily due to lower demand from our strategic business areas as a result of the use of new, market-based lease arrangements. This decline was partially offset by a slight increase in revenues from fleet services, as well as higher revenues generated by the Vivento business lines, resulting from the continued expansion of its business activities, compared to the previous year.

        In 2004, total revenues amounted to EUR 3,526 million, which were principally derived from our real estate-related operations (EUR 3.2 billion), fleet services (EUR 0.2 billion) and Vivento's business operations (EUR 0.2 billion). Total revenues for 2004 increased, by EUR 255 million, compared to 2003. This increase was primarily attributable to revenues generated by the newly established Vivento call-center business, as well as VTS, and slight increases across all other operations. For more information relating to Vivento, see "Item 4. Information on the Company—Description of Business—Group Headquarters and Shared Services."

  Loss From Operations

        Loss from operations amounted to EUR 840 million in 2005, an improvement of EUR 601 million, compared to 2004.

        The headquarters functions and supporting services contributed significantly to this improvement, due to a reversal of provisions, as a result of a change in the German law relating to the governance and funding structure of the Civil Service Health Insurance Fund. According to the new German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorgansiation der Bundesanstalt für Post und Telekomunikation Deutsche Bundespost), which became effective on December 1, 2005, our future liability relating to the annual deficit compensation for the Civil Service Health Insurance Fund has been limited. As a result, provisions for such liabilities that had been previously established were reduced by EUR 0.8 billion. A further factor contributing to the improvement in loss from operations of Group Headquarters and Shared Services was a new allocation of costs for trainees and certain social services for civil servants. Since the beginning of 2005, those costs have been allocated according to their origin among the SBAs and Group Headquarters and Shared Services, while previously those costs had been allocated in their entirety to group headquarters. This positive impact was partially offset by higher costs for marketing- and IT-related projects, compared to 2004. Furthermore, in 2005 costs included a one-time payment of EUR 50 million to increase our funding contribution to the non-profit Deutsche Telekom Stiftung (foundation) to EUR 100 million. No such payment was made in 2004. In 2005, the cost base also included provisions for certain personnel-related measures. Altogether, the net results of the effects above from the headquarters functions and supporting services to the improvement in loss from operations from Group Headquarters and Shared Services in 2005, compared to 2004, amounted to EUR 0.8 billion.

        Profits from operations from real estate services and fleet services amounted to EUR 0.4 billion in 2005, a decrease of EUR 0.2 billion, compared to EUR 0.6 billion in 2004. This decline was primarily attributable to lower total revenues generated from real estate-related services and provisions for voluntary redundancy payments made in 2005. Additionally, depreciation and amortization increased, compared to 2004.

        Vivento generally has a negative impact on the results from operations of Group Headquarters and Shared Services. This negative impact increased slightly in 2005, compared to 2004. A main factor contributing to this development was the increase in provisions for voluntary redundancy payments and other personnel-related measures. Furthermore, transfer payments to Vivento declined, compared to the previous year. These negative effects were partially offset by a reduction in personnel costs, due to the reduced number of Vivento staff. Compared to 2004, the average number of employees in Vivento in 2005 decreased by approximately 2,900. In addition, Vivento increased its income from temporary employment, compared to 2004.

        Loss from operations amounted to EUR 1,441 million in 2004, an increase of EUR 274 million, compared to 2003. The increase was primarily attributable to a considerable increase in personnel and operating costs related to Vivento, as the average number of employees in Vivento increased by approximately 11,000 in 2004, compared to 2003. This increase in costs, which also included a higher provisions relating to a severance program in 2004, was partially offset by revenues from the business operations of Vivento, and by income from the temporary placement of Vivento employees within and outside of Deutsche Telekom AG. Additionally, transfer payments to Vivento from our strategic business areas declined, compared to 2003. Loss from operations in 2004 was also negatively influenced by an increase in depreciation and amortization, primarily related to our real-estate assets. These negative effects were partially offset by lower costs for headquarters functions and supporting services, which included, among others, decreased expenses for marketing activities, consultancy projects and software projects. A further contributor to the partial offset of these negative effects was a better real estate-related result in 2004, as lower gains in connection with real estate sales were more than offset by lower real estate-related costs, such as reduced external rental expenses.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

        Generally, we centrally manage the liquidity and capital resources for each strategic business area within our consolidated group. The tables and discussion included in this section present a summary of the significant financing and investing events and transactions that have affected our liquidity over the past three years and that may influence our future liquidity needs.

  Net Cash From Operating Activities

        Net cash from operating activities amounted to EUR 15.0 billion in 2005, a decrease of EUR 1.7 billion, compared with 2004. In addition to a change in working capital, this decrease was mainly attributable to increased tax payments (EUR 1.2 billion). This was partially offset by decreased net interest payments, due to reduced debt obligations.

        Net cash from operating activities in 2004 amounted to EUR 16.7 billion. This represented an increase of EUR 1.6 billion, compared with 2003. The increase was primarily attributable to an increase in cash generated from operations of EUR 1.4 billion and a reduction in net interest payments of EUR 0.2 billion, due to a reduction in debt obligations.

  Net Cash Used in Investing Activities

        Net cash used in investing activities increased to EUR 10.1 billion in 2005, compared with EUR 4.5 billion in 2004. This was primarily due to an increase in cash outflows of EUR 2.9 billion for intangible assets and property, plant and equipment, including investments of EUR 2.1 billion by T-Mobile USA in connection with the winding up of the U.S. mobile telecommunications joint venture with Cingular, as well as further investments in spectrum licenses. Furthermore, the net cashflow from disposals and acquisitions of subsidiaries in 2005 decreased to EUR (0.4) billion, compared with EUR 1.4 billion in 2004. In 2005, EUR 2.1 billion was invested in fully consolidated subsidiaries, including the acquisition of shares in T-Online (EUR 1.8 billion), offset, in part, by the sale of shares in the Russian mobile telecommunications operator MTS (EUR 1.2 billion).

        Net cash used in investing activities in 2004 amounted to EUR 4.5 billion, an increase of EUR 2.3 billion, compared with 2003. This increase in cash used was due to an increase of EUR 0.7 billion in investments in financial assets, including subsidiaries (in particular, associated companies at T-Mobile USA, the acquisition of Scout24, and the acquisition of EuroTel Bratislava (now T-Mobile Slovensko)). In addition, in 2004, cash inflows from disposals decreased by EUR 1.8 billion, because no cashflow from the sale of fully consolidated subsidiaries was generated, whereas, in 2003 the cable businesses were sold, which generated cash inflows of EUR 1.7 billion.

  Significant Investing Events

    Year Ended 2005

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Sale of shares in MTS	1.2
Broadband/Fixed Network	Sale of shares in comdirect	0.2
GHS	Sale of shares in Intelsat	0.1
GHS	Acquisition of shares in T-Online	(1.8)
Mobile Communications	Acquisition of network and licenses in United States	(2.1)
Broadband/Fixed Network	Acquisition of Telekom Montenegro	(0.1)

    Year Ended 2004

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Sale of shares in MTS	1.3
GHS	Sale of shares in SES	0.6
Broadband/Fixed Network	Acquisition of EuroTel Bratislava a.s.	(0.3)
Broadband/Fixed Network	Acquisition of Scout24	(0.2)
Broadband/Fixed Network	Acquisition of Stonebridge	(0.1)

    Year Ended 2003

Segment	Event	Amount(1)
		(billions of €)
GHS	Sale of real estate	0.8
Broadband/Fixed Network	Sale of cable businesses	1.7
GHS	Sale of interest in Eutelsat	0.1
Business Customers	Sale of interest in TeleCash	0.1
Mobile Communications	Sale of interest in MTS	0.5
GHS	Sale of interest in Celcom	0.1
GHS	Sale of interest in Globe Telecom	0.4
GHS	Sale of interest in Inmarsat	0.1
Mobile Communications	Asset-backed securities transaction	0.5
GHS	Acquisition of T-Online shares	(0.2)

(1)
Represents gross amounts paid or received for entities acquired or sold, excluding the effects of cash and cash equivalents held by the entity acquired or sold.

  Net Cash Used in Financing Activities

        Net cash used in financing activities decreased by EUR 4.8 billion in 2005, to EUR 8.0 billion, compared with 2004. This decrease was primarily attributable to reduced debt obligations (a decline of EUR 7.3 billion). Additionally, dividends paid in 2005 to Deutsche Telekom AG shareholders for the 2004 fiscal year, and to minority shareholders of the Central and Eastern European subsidiaries, increased by EUR 2.5 billion, compared with payments made in 2004.

        Net cash used in financing activities amounted to EUR 12.9 billion in 2004, representing an increase of EUR 7.1 billion, compared with 2003. This increase was primarily due to an increase of EUR 3.8 billion in the net repayment of short-term debt (including proceeds from the issuance of current financial liabilities) and a EUR 5.6 billion reduction in the issuance of medium- and long-term debt, offset, in part, by a reduction in the repayment of medium- and long-term debt of EUR 2.7 billion.

  Significant Financing Events

    Year ended 2005

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(9.4)
GHS	Issuances of medium- and long-term debt	4.9
GHS	Repayments of medium- and long-term debt	(0.4)
GHS	Payment of dividends to Deutsche Telekom AG shareholders and minority interest shareholders	(2.9)

    Year ended 2004

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(13.0)
GHS	Issuance of medium- and long-term debt	1.3
GHS	Repayments of medium- and long-term debt	(0.5)
GHS	Payment of dividends to minority interest shareholders	(0.4)

    Year ended 2003

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(9.3)
GHS	Issuance of medium- and long-term debt	7.0
GHS	Repayments of medium- and long-term debt	(3.2)
GHS	Payment of dividends to minority interest shareholders	(0.1)

  Capital Resources

        The following table summarizes our total financial liabilities as of December 31, 2005, and December 31, 2004:

	As of December 31, 2005	As of December 31, 2004	Change	% Change
	(millions of €, except where indicated)
Bonds	37,255	39,820	(2,565)	(6.4)
Liabilities to banks	2,227	3,082	(855)	(27.7)
Promissory notes	645	651	(6)	(0.9)
Liabilities from derivatives	678	1,159	(481)	(41.5)
Lease liabilities	2,373	2,487	(114)	(4.6)
Liabilities arising from ABS transactions	1,363	1,563	(200)	(12.8)
Other financial liabilities	2,180	2,328	(148)	(6.4)

Total	46,721	51,090	(4,369)	(8.6)

        Total financial liabilities decreased as of December 31, 2005, as compared with December 31, 2004, primarily as a result of principal repayments of EUR 10.7 billion at maturity, offset, in part, by the issuance of a EUR 3.0 billion bond, the issuance of a EUR 1.0 billion medium-term note, and GBP 0.3 billion (EUR 0.4 billion) and USD 0.7 billion (EUR 0.6 billion) loans from the European

Investment Bank (EIB). Additionally, our total financial liabilities increased, due to foreign-exchange effects, which amounted to EUR 1.3 billion. The material terms of the liabilities issued in 2005 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in billions of euro)
Fixed-Rate Bond	1.25	January 19, 2010	3.25%
Fixed-Rate Bond	1.75	January 19, 2015	4.00%
Medium-Term Note	0.50	April 22, 2009	3.00%
Medium-Term Note	0.37	September 23, 2014	4.875%
Medium-Term Note	0.50	March 5, 2009	Euribor3M+0.15%
EIB Loan	0.56	June 15, 2010	USDL3M+0.17%

        Cash and cash equivalents at December 31, 2005 decreased by EUR 3,030 million, or 37.9%, to EUR 4,975 million, compared to EUR 8,005 million at December 31, 2004, primarily as a result of investments in intangible assets and property, plant and equipment (EUR 9.9 billion), the purchase of T-Online shares (EUR 1.8 billion), the net redemption of financial liabilities (EUR 4.9 billion) and the payment of dividends for the 2004 fiscal year (EUR 2.9 billion), partially offset by proceeds from the sale of shares in MTS (EUR 1.2 billion) and comdirect (EUR 0.2 billion), and our cash flows from operations (EUR 15.0 billion). For further information concerning the development of our debt and liquid assets, see notes (24) and (17) to our consolidated financial statements.

        At December 31, 2005, the Federal Republic was the guarantor of EUR 2.0 billion of our liabilities. For further details, see "Item 7. Major Shareholders and Related Party Transactions."

        We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and commercial paper issued in various jurisdictions and in various currencies, and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2006.

        For a discussion of funding and treasury policies, see note (42) to our consolidated financial statements and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

  Interest Step-Up Provisions and Credit Ratings

        On March 3, 2005, Standard & Poor's Ratings Services raised its long-term corporate credit rating on Deutsche Telekom AG to A- from BBB+, both with a stable outlook. On June 23, 2005, Moody's Investors Service raised its long-term corporate credit rating on Deutsche Telekom AG to A3 from Baa1, both with a stable outlook. Deutsche Telekom's long-term corporate credit rating by Fitch Ratings limited was A- unchanged during the reporting period. The changes in credit rating in 2005 triggered a step-down of 50 basis points on our bonds in the aggregate amount of EUR 15.1 billion (total as of December 31, 2005), denominated in various currencies.

        Definitions of the rating agencies are as follows:

        Moody's:

        Moody's has nine generic long-term debt ratings, ranging from Aaa to C. The A rating is the third highest of the generic ratings. According to Moody's Global Rating Guide, obligations rated A are considered upper-medium grade and are subject to low credit risk. Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

        Standard & Poor's:

        Standard & Poor's has eleven generic long-term issuer credit ratings, ranging from AAA to SD or D. The A issuer rating is the third highest of the generic ratings. An obligor rated "A" has STRONG capacity to meet its financial commitments, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

        Plus (+) or minus (-): the ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

        Fitch:

        Fitch Ratings has twelve generic long-term ratings, ranging from AAA to D. The A rating is the third highest of the generic ratings. According to Fitch Ratings RatingsDeliveryService Overview, single "A" ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than for higher ratings. The suffixes "+" or "-" may be appended to a rating to denote relative status within the major rating categories. Such suffixes are not added to the "AAA" long-term rating category or to categories below "CCC."

        A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

  Lines of Credit

        In August 2005, we restructured our liquidity reserves. The syndicated loan and short-term bilateral credit lines were replaced by standardized bilateral loan agreements totaling EUR 16.8 billion. This new credit arrangement provides us with a comfortable liquidity reserve with 28 highly reputable banks. Since the new arrangement spreads the terms, the extension risk is reduced, other than for the prior syndicated loan, where the terms were all concentrated on the same point in time. The initial terms of the bilateral loan agreements vary from 24 to 36 months, which may be extended eighteen-months before their expiry for an additional eighteen-month period. Thereafter, on each anniversary of the initial extension, the term of the loan may be extended for a further period of twelve months. Extensions, however, are subject to the approval of the banks. In addition, the quality of our liquidity reserve has increased, since the bilateral loan agreements do not include any financial covenants or material adverse change (MAC) clauses.

  Capital Expenditures and Investments

        The following table provides information concerning our capital expenditures, investments in subsidiaries and non-current financial assets as well as proceeds from the sale of non-current assets and investments.

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Capital expenditures	9,269	6,410	6,362	44.6	0.8
Investments in subsidiaries and non-financial assets	2,655	1,353	666	96.2	n.m.
Proceeds from sales of non-current assets and investments	(2,014)	(2,698)	(4,535)	25.4	40.5
Other	148	(564)	(244)	n.m.	n.m.

Net cash used in investing activities	10,058	4,501	2,249	n.m.	n.m.

n.m.—not meaningful

  Capital Expenditures

        The following table provides information about our capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the years ended December 31,
	2005	2004	2003	2005/2004	2004/2003
	(millions of €)			(% change)
Intangible assets (excluding goodwill)(1)	1,962	1,098	973	78.7	12.8
Fixed networks(1)	3,793	2,061	2,310	84.0	(10.8)
Buildings(1)	134	340	821	(60.6)	(58.6)
Other capital expenditures	3,380	2,911	2,258	16.1	28.9

Total capital expenditures	9,269	6,410	6,362	44.6	0.8

(1)
Amounts represent asset additions on an accrual basis.

        Capital expenditures increased significantly in 2005, by EUR 2,859 million, compared with 2004. This increase was mainly attributable to the purchase of Cingular's mobile telecommunications networks in California and Nevada as part of the winding up of the joint venture, GSM Facilities, and the purchase of additional spectrum by T-Mobile USA, for an aggregate purchase price of EUR 2,078 million. At our Broadband/Fixed Network strategic business area, capital expenditures, mainly related to the modernization of the fixed-line network and investments in DSL technology, and totaled EUR 2,481 million. The further expansion of the mobile telecommunications network was a major part of the investments at the Mobile Communications strategic business area, with a total investment of EUR 5,603 million.

        Capital expenditures increased only slightly in 2004, primarily due to an increase in investments in intangible assets (EUR 125 million), including software licenses at T-Mobile, offset by a decrease in investments in fixed-line networks. Capital expenditures in 2004 mainly related to transmission platform and access network upgrades and DSL technology at Broadband/Fixed Network, in the total amount of EUR 2,122 million, and the expansion of the mobile telecommunications network at Mobile Communications (EUR 3,078 million).

        In 2006, we plan to invest approximately EUR 10 billion in property, plant and equipment and intangible assets (excluding goodwill). Our main focus will be on the Mobile Communications and Broadband/Fixed Network strategic business areas. In Mobile Communications, we are focusing on a further expansion of our network capacity in the United States. In addition, the auction of FCC licenses—currently expected in June 2006—will likely require significant additional financial resources, which are not included in the EUR 10 billion planned investment. Capital expenditures in the Mobile Communications strategic business area (excluding FCC licenses) are expected to total approximately EUR 4 billion. In the Broadband/Fixed Network strategic business area, we are planning to increase capital expenditures significantly for the construction of a high-speed fiber-optic network. The rollout of the high-speed infrastructure has already begun in 10 cities. It is scheduled to be built-out in 50 large cities in Germany by the end of 2007, provided such an investment is economically viable in the regulatory environment. In total, the capital expenditures in the Broadband/Fixed Network strategic business area are expected to amount to EUR 4 billion. For the Business Customers strategic business area, capital expenditures of up to EUR 1.0 billion relating primarily to property, plant and equipment are planned.

  Investments

        Investments in subsidiaries and non-current financial assets amounted to EUR 2.7 billion in 2005, an increase of EUR 1.3 billion, compared with 2004. This significant increase was mainly attributable to the acquisition of shares in T-Online (EUR 1.8 billion) and in Telekom Montenegro (EUR 0.1 billion).

        While the investment in GSM Facilities amounted to EUR 0.5 billion in 2004, there was no corresponding investment in 2005 as a result of the winding up of the joint venture. In addition, in 2004, we acquired Scout24 (EUR 0.2 billion) and the remaining stake in T-Mobile Slovensko (formerly EuroTel Bratislava) for EUR 0.3 billion.

        Investments in subsidiaries and non-current financial assets amounted to EUR 0.7 billion in 2003, including the joint venture, GSM Facilities.

        In 2006, we will acquire gedas, for a purchase price of EUR 0.4 billion, from Volkswagen AG. Regulatory approvals for this acquisition have been received, and the transaction is expected to be completed in the first half of 2006.

        In addition, we have entered into an agreement to acquire the Austrian mobile telecommunications operator, tele.ring, for EUR 1.3 billion. The approval of the E.U. Commission for this transaction is still pending.

        Furthermore, upon completion of the merger of T-Online into Deutsche Telekom, we are planning to repurchase our own shares in order to avoid the merger permanently resulting in an increased number of outstanding Deutsche Telekom shares. In this regard, we may spend up to EUR 1.0 billion.

  Contractual Obligations and Other Commitments

        Our contractual obligations and other commitments relate to other financial obligations, operating leases, payments to a special pension fund and purchase commitments, as more fully described below.

  Contractual Cash Obligations

        The following table summarizes our financial liabilities, as well as our obligations and commitments to make future payments under contracts, as of December 31, 2005:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Interest-bearing liabilities	43,992	8,029	8,154	9,785	18,024
of which: bonds	37,255	7,200	7,358	7,585	15,112
of which: liabilities to banks	2,227	284	444	950	549
of which: capital lease obligations(1)	1,856	194	278	143	1,241
Other financial liabilities	2,729	2,345	357	17	10

Total financial liabilities	46,721	10,374	8,511	9,802	18,034

Obligations arising from rental agreements and leases, including non-cancelable operating leases	20,335	1,737	3,195	2,666	12,737
Present value of payments to special pension fund	7,900	842	1,586	1,371	4,101
Purchase commitments and similar obligations	3,507	3,270	216	13	8
Purchase commitments for interest in other companies	1,802	1,799	—	—	3
Miscellaneous other obligations	144	134	10	—	—

Total financial obligations	33,688	7,782	5,007	4,050	16,849

Total contractual obligations	80,409	18,156	13,518	13,852	34,883

(1)
Capital lease obligations are shown at present value and exclude interest expense as follows: less than 1 year: EUR 144 million, 1-3 years: EUR 298 million, 3-5 years: EUR 209 million, more than 5 years: EUR 813 million.

        For more information regarding our long-term debt, see "—Capital Resources" and note (24) to the consolidated financial statements.

        Obligations arising from rental and lease agreements, including non-cancelable operating leases, increased in 2005, by EUR 5,178 million, to EUR 20,335 million, primarily due to additional leasing obligations undertaken by T-Mobile USA in connection with the winding up of GSM Facilities and the associated takeover of network infrastructure in California, Nevada and New York. The increase is also attributable, in part, to the exchange rate trend of the U.S. dollar to the euro.

        The present value of payments we must make to the special pension fund or its successor(s), pursuant to the provisions for pensions and other employee benefits, amounted to EUR 7,900 million at December 31, 2005. For more information, see note (28) to the consolidated financial statements.

        The increase in purchase commitments of EUR 281 million, to EUR 3,507 million in 2005, compared with 2004, was largely the result of higher obligations for property, plant and equipment, and intangible assets of Deutsche Telekom AG, as well as obligations arising from agreements for structured purchasing of power by PASM Power and Air Condition Solution Management GmbH & Co. KG ("PASM"), and for UMTS equipment, expansion of GSM network capacity and maintenance at T-Mobile Hungary. These increases were offset, in part, by a reduction in purchase commitments at T-Mobile USA, due to the expiration of long-term agreements with terminal equipment suppliers and their replacement by orders on an as-needed basis. Purchase commitments also include amounts for contractual commitments to acquire intangible assets (2005: EUR 179 million; 2004: EUR 51 million; 2003: EUR 59 million) and obligations to acquire property, plant and equipment (2005: EUR 788 million; 2004: EUR 672 million; 2003: EUR 508 million).

        Purchase commitments for interests in other companies in 2005 related, in particular, to the acquisition of tele.ring (EUR 1.3 million), and gedas (EUR 0.4 million). For more information, see "—Management Overview."

        Miscellaneous other obligations increased by EUR 143 million in 2005, primarily attributable to new power contracts entered into by PASM, which is responsible for procuring, provisioning and delivering power and air conditioning services, including the associated support services, on behalf of our group.

        We also expect to make payments relating to pension obligations amounting to EUR 257 million in 2006, EUR 267 million in 2007, EUR 283 million in 2008, EUR 287 million in 2009, EUR 293 million in 2010, and an aggregate of EUR 1,490 million in 2011-2015. These expected payments are not included in the total contractual obligations included in the table above and do not include payments expected to be made after 2015. For more information, see note (28) to the consolidated financial statements.

  Contingencies

        The following table summarizes our contingent liabilities relating to warranty agreements, and contingent liabilities relating to guarantees, as of December 31, 2005 (amounts reflected in this table are significantly different from those published in prior annual reports, as a result of the transition to IFRS):

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Contingent liabilities relating to warranty agreements	6	0	0	0	6
Contingent liabilities relating to guarantees	36	19	16	0	1
Other contingent liabilities	6	0	4	2	0

Total	48	19	20	2	7

    Other Contingent Obligations

        On May 3, 1999, Western Wireless Corporation ("Western Wireless"), distributed its entire 80.1% interest in T-Mobile USA's (formerly VoiceStream) common shares to its stockholders. Prior to this "spin-off," Western Wireless obtained a favorable ruling from the U.S. Internal Revenue Service, indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a "prohibited plan," that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA's stock. Acquisitions of 50% or more of T-Mobile USA's stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a "prohibited plan." T-Mobile USA has agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of gain that Western Wireless could recognize would be equal to the difference between the fair market value of T-Mobile USA common shares at the time of the spin-off and Western Wireless' adjusted tax basis in such shares at the time. The estimated range of possible liability, not including interest and penalties, if any, is from zero to USD 400 million (EUR 338 million).

        In 2002, T-Mobile Deutschland and four other investors concluded U.S. Qualified Technical Equipment Leases for goods in the area of mobile telephony/cellular phone networks with an aggregate value of USD 837 million. The leases involve significant parts of the cellular phone network, including software. T-Mobile Deutschland has leased the goods to a U.S. trust through a long-term lease agreement with a 30-year term. Simultaneously with the conclusion of the long-term lease agreement, the U.S. trust leased the goods back to T-Mobile Deutschland for a term of approximately 16 years. Except for extending an option to purchase, the lease between the U.S. trust and T-Mobile Deutschland provides arrangements for insurance, maintenance, operation, subleasing and other provisions. All T-Mobile Deutschland obligations based on U.S. lease agreements are guaranteed by Deutsche Telekom AG. This guarantee applies to operative duties (operation, maintenance, insurance, alterations) and payment obligations (including recourse in the event of any claims arising out of a letter of credit provided in connection with this arrangement). The guarantee given is limited in term and subject to certain thresholds and conditions.

    Toll Collect

        As previously reported, our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. We and DaimlerChrysler Services have agreed to indemnify Cofiroute against certain financial obligations in excess of EUR 70 million.

        Commencement of operations of the toll collection system was originally planned for August 31, 2003. On February 29, 2004, the parties agreed to begin operations with on board units with slightly less than full technical performance no later than January 1, 2005 (Phase 1), which obligation was satisfied. On January 1, 2006, following issuance of the preliminary operating permit, the toll collection system began to operate with full technical performance as specified in the operating agreement (Phase 2). Toll Collect expects to receive the final operating permit in the second quarter of 2006. However, should the final operating permit not be received by January 1, 2007, the Federal Republic may claim that it is entitled to terminate the operating agreement.

        Breaches of the operating agreement may result in contractual penalties, revenue reductions or damages claims (that could be significant). However, following the commencement of full technical operations on January 1, 2006, contractual penalties and revenue reductions are capped at EUR 75 million through the period ended September 30, 2006, and at EUR 150 million per year thereafter until the permanent operating permit has been issued, and at EUR 100 million per year following issuance of the permanent operating permit. Such amounts are subject to a 3% increase per annum.

        Although the Toll Collect project had commenced Phase 1 operations on January 1, 2005, such commencement of operations was initially scheduled for August 31, 2003. On December 2, 2003, the Toll Collect partners paid, under protest, contractual-related penalties relating to the purported delay in the amount of EUR 250,000 per day until March 2, 2004, and EUR 500,000 per day thereafter until and including December 31, 2004. Upon commencement of Phase 1 operations on January 1, 2005, Toll Collect began receiving remuneration from the Federal Republic as stipulated by the operating agreement, which amounted to 95% of the originally agreed upon fees less certain offset payments claimed by the Federal Republic. Although the current agreement provides for offset in certain circumstances, such offset payments are limited during Phase 1, but are not limited during Phase 2. Accordingly, significant offset payments claimed by the Federal Republic could have a material adverse effect on revenues generated by Toll Collect, and, in certain circumstances, we, along with our partners, might be required to provide additional funds to Toll Collect pursuant to an Equity Maintenance Undertaking, which is an obligation of the partners (through August 31, 2015, the termination date of the operating agreement or earlier if the operating agreement is terminated sooner) contained in the operating agreement to contribute, on a joint and several basis, funds necessary to maintain a minimum equity of 15% of total assets of Toll Collect.

        As of December 31, 2005, Toll Collect generated (calculated on the basis of U.S. GAAP) total revenues of EUR 522 million and a net loss of EUR 166 million compared with no revenues and a net loss of EUR 1,071 million in 2004. Toll Collect's current assets, non-current assets, current liabilities, non-current liabilities, and shareholders' equity for the year ended December 31, 2005 (calculated on the basis of U.S. GAAP), were EUR 467 million, EUR 457 million, EUR 1,675 million, EUR 38 million, and EUR (789) million, respectively. We have guaranteed bank loans of Toll Collect in the amount of EUR 0.6 million. For more information, see note (48)(f) of the notes to the consolidated financial statements. Additionally, as of December 31, 2005, the provisions for investment risks (primarily related to anticipated losses) arising from the Toll Collect project (in accordance with IFRS) amounted to EUR 311 million.

        The Federal Republic has initiated arbitration proceedings against DaimlerChrysler Services, Deutsche Telekom AG and the consortium. The Federal Republic is claiming damages resulting from the delay in the commencement of operations and contractual penalties in an aggregate amount of approximately EUR 5.2 billion. Although the outcome of arbitration proceedings is difficult to predict, we believe that these claims are unsustainable and we are contesting the Federal Republic's claims vigorously.

RECONCILING DIFFERENCES BETWEEN IFRS AND U.S. GAAP

        Our results are reported under IFRS and differ from our results under U.S. GAAP. A more detailed discussion and quantification of significant differences between IFRS and U.S. GAAP applicable to our consolidated financial statements may be found in notes (48) and (49) to our consolidated financial statements contained in this Annual Report. The differences between IFRS and U.S. GAAP that have a significant impact on net profit and shareholders' equity are summarized below. Other differences may arise in future years, resulting from new transactions or the adoption of new accounting standards.

Purchase Business Combinations

        IFRS and U.S. GAAP determinations of total purchase consideration in purchase business combinations have resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. As allowed under IFRS 1, we have elected not to apply IFRS 3, "Business Combinations," to business combinations that occurred prior to the date of the transition to IFRS (January 1, 2003). As a result, our opening consolidated balance sheet under IFRS generally reflects the assets and liabilities acquired from prior business combinations as they were recognized under German GAAP. Purchase price differences between IFRS and U.S. GAAP have been generated from business combinations consummated prior to January 1, 2003, due to differences in the valuation of shares and stock options issued (including subsidiary shares issued in a business combination), treatment of transaction costs as part of the purchase consideration, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid, as well as the date at which an acquisition is considered consummated.

        We also capitalized certain intangible assets under U.S. GAAP in business combinations from periods prior to January 1, 2003, that were not separately accounted for under German GAAP and, accordingly, are not reflected in the IFRS opening balance sheet. Those intangible assets are amortized over their expected useful lives.

        The purchase price consideration in excess of the carrying amount of an acquired minority interest is recorded as goodwill under IFRS for transactions consummated after January 1, 2003. Under U.S. GAAP, the net assets constituting the minority interests acquired are recorded at fair value, with the purchase price amounts in excess of fair value recorded as goodwill.

Goodwill Impairment

        Under both, IFRS and U.S. GAAP, goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. Because differences exist in the carrying amounts of cash generating units (under IFRS) and reporting units (under U.S. GAAP), in the impairment test models, and in the carrying amounts of goodwill, differences arise in recognition and amount of impairment charges. Furthermore, goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of German GAAP.

        Under IFRS, goodwill is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses may not be reversed. If the impairment loss recognized for the cash-generating unit is greater than the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through a pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit.

        U.S. GAAP requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its book value, including goodwill and intangible assets. In the case that the fair value of the reporting unit is less than its book value, a second step is performed, under which the implied fair value of goodwill of the reporting unit is compared to the carrying value of the reporting unit's goodwill. The implied fair value of goodwill is determined based on the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit, as of the impairment date.

Dilution Gains

        In 2000, T-Online issued shares in connection with certain business combinations. As a result of these transactions, our ownership interest in T-Online was reduced, resulting in a "dilution gain" under U.S. GAAP. Under German GAAP, we did not recognize any dilution gains where cash proceeds were not received. As a result, goodwill under U.S. GAAP was higher than the German GAAP goodwill recognized in the IFRS opening balance sheet.

Mobile Communication Licenses

        Under IFRS, we have elected to expense finance charges on debt related to construction period capital expenditures, including the costs to acquire mobile licenses. Under U.S. GAAP, finance charges on qualifying capital expenditures are capitalized during the period the mobile network is being constructed, and are subsequently amortized over the expected period of use. This difference has resulted in deferrals of interest expense and higher carrying bases for the mobile network fixed assets under U.S. GAAP.

Fixed Assets

        We have reflected certain fixed assets in our opening IFRS balance sheet using estimated fair values as deemed cost in accordance with IFRS 1. Because these amounts generally are lower than the depreciated historical cost used for U.S. GAAP, scheduled depreciation for U.S. GAAP is higher than the comparable depreciation recorded for IFRS. Upon disposal of those assets, losses are generally higher and gains generally lower under U.S. GAAP. In addition, where assets are held for disposal or are abandoned and subsequently tested for impairment, impairment losses are generally higher under U.S. GAAP than under IFRS.

        Under IFRS, we expense construction period site rental costs and have elected to expense finance charges on debt related to construction period capital expenditures. Under U.S. GAAP, construction period site rental costs and finance charges on qualifying capital expenditures during the construction period are capitalized and subsequently depreciated or amortized over the expected period of use of the assets.

        We have entered into a series of sale-and-leaseback transactions with respect to certain real estate holdings. These leasebacks either qualify as off-balance sheet operating leases or on-balance sheet finance leases under IFRS. However, certain of these transactions have been accounted for as financings under U.S. GAAP due to continuing involvement in the property. This has resulted in interest expense and the continuation of depreciation expense under U.S. GAAP. Under IFRS, gains (losses) are recorded on sales of real estate. In addition, rent expense (for operating leases) or interest expense and amortization expense (for finance leases) are recorded in connection with the leaseback of such real estate.

        In addition, under IFRS, the land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. Under U.S. GAAP, if the fair value of the land is less than 25% of the total fair value of the leased property at the inception of the lease, the land and the building are considered as a single unit for purposes of lease classification.

        We capitalize asset retirement costs and record a liability for the present value of the obligation at the inception of the retirement obligation under both, IFRS and U.S. GAAP. Under IFRS, adjustments are made to the asset retirement obligation and related cost amounts to reflect changes in discount rates. These adjustments result in differences in subsequent accretion expense of the retirement obligations and depreciation expense of the asset retirement costs between IFRS and U.S. GAAP.

Pensions

        U.S. GAAP provides for delayed recognition in net periodic pension cost and in the related liability (accrued unfunded pension cost) of certain changes in the present value of the pension obligation and in the fair value of related plan assets. Those changes, which consist of gains and losses and the effects of plan amendments, are recognized in net periodic pension cost on a systematic basis over the future service period of active employees or remaining life expectancy of inactive employees. As of January 1, 2003, there was an unrealized net actuarial loss. As allowed under IFRS 1, we recorded all pension actuarial losses in the opening IFRS balance sheet as of January 1, 2003. Under U.S. GAAP, we are required to record an additional minimum liability. For IFRS purposes, an additional minimum liability is not recognized.

        Under IFRS, the change in the liability from the plan amendment is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP, the change is amortized over the remaining life expectancy of inactive plan participants and over the remaining service period of active participants.

Interest Step-Up/Step-Down Provisions

        Certain of our bonds and other debt contain step-up provisions whereby the interest rates are increased or decreased when our credit rating is upgraded above or downgraded below certain levels. Under IFRS, when we change our estimated interest payments as a result of a step-up or step-down in interest rates, we adjust the carrying value of the debt to reflect the impact of the revised cash flows. The adjustment is recognized as income or expense in the income statement. Under U.S. GAAP the effect of the step-up or step-down in interest rates is accounted for prospectively.

Mandatory Convertible Bond

        Under IFRS, the components of a mandatory convertible bond were bifurcated into a debt component and an equity component, resulting in a negative value being ascribed to the equity component and a higher value (premium) to the debt component. This premium is being amortized as an adjustment (decrease) to interest expense over the term of the bond. Under U.S. GAAP, no value is ascribed to the equity component, with the entire proceeds received recorded as a liability. In 2005, the dividend paid to our common shares resulted in a conditional obligation to pay a special dilution payment to the holders of the mandatory convertible bonds at conversion. The dilution payment is payable if the bondholder converts the bonds voluntarily prior to the maturity date or if the bondholder converts the bond at the maturity date and the arithmetic average price of our shares on the 20 consecutive trading days ending on the third trading day preceding June 1, 2006, is greater than the adjusted conversion price or less than adjusted initial share price. Under U.S. GAAP, the conditional payment represents an embedded derivative and we have recorded the estimated fair value of the liability at each balance sheet date with a charge to earnings. Under IFRS, the conditional payment will be recognized as a reduction to the outstanding bond liability when paid thereby affecting the amount of shareholders' equity recognized upon conversion of the bond.

Fair Value Hedges

        We have designated certain derivatives as partial fair value hedges under IFRS that do not qualify for hedge accounting under U.S. GAAP, and certain derivatives were designated as fair value hedges for U.S. GAAP purposes in 2003 which were not designated as fair value hedges upon adoption of IFRS. In addition, where certain derivatives are designated as fair value hedges for both IFRS and U.S. GAAP, differences in the measurement and determination of hedge ineffectiveness result in differences in shareholders' equity and net profit.

Cash Flow Hedges

        Differences arise from the reclassifications of U.S. GAAP hedging losses for forecasted transactions into earnings, which were previously recorded in other comprehensive income. For IFRS purposes, the related derivatives were not designated as cash flow hedges upon adoption of IFRS with the result that all changes in fair value subsequent to the adoption of IFRS were recognized in earnings.

Equity Investments

        The basic differences in equity investments between IFRS and U.S. GAAP pertain to the recording of our share of investee earnings and losses on the basis of IFRS and U.S. GAAP. In addition, under IFRS, we recorded a provision for the expected future contributions that may be required to be made to Toll Collect under certain performance and capital maintenance guarantees. Under U.S. GAAP no provision is recorded for our investment in Toll Collect and we record our share of the profit (loss) in the period they occur.

Accruals and Other Differences

        We offer voluntary early retirement (Altersteilzeit) programs to certain employees in Germany. Under IFRS, provisions for the amounts to be paid in accordance with the voluntary early retirement programs are recorded immediately at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of these amounts are measured based on the employees that have accepted the offer, and systematically recognized over the employees' remaining service period.

        We have entered into agreements to sell, on a continual basis, certain eligible trade receivables to Special Purpose Entities (SPEs). Under IFRS, these SPEs are consolidated and included in our consolidated financial statements, whereas under U.S. GAAP, these SPEs are considered Qualifying Special Purpose Entities (QSPEs) and are therefore not consolidated. As a result, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale for U.S. GAAP. The measurement of the gain or loss depends on the carrying bases of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. Under these agreements, we retain without remuneration the servicing obligation relating to the sold receivables, which are recognized for U.S. GAAP, but not for IFRS.

        Differences exist between IFRS and U.S. GAAP with respect to real estate leasehold interests that are no longer used. Under IFRS, we record a loss provision, measured at the present value of future rentals reduced by estimated sublease rentals when the expected economic benefits of using the property fall short of the unavoidable costs under the lease. Under U.S. GAAP, the loss provision is recognized when the property has been vacated.

        Under IFRS, liabilities are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

        We have accrued certain personnel restructuring costs for IFRS based on the number of employees expected to accept our offer of termination. Under U.S. GAAP, these costs are recognized when the employee accepts the termination offer.

        Under IFRS and U.S. GAAP, the total revenue amounts relating to a multiple-element arrangement are allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under U.S. GAAP, the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements is the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements and related direct costs deferred and amortized over the expected duration of the customer relationship.

        Under IFRS and U.S. GAAP, when an arrangement conveys the right to use property, plant or equipment that right is treated as a lease. As allowed under EITF 01-8, "Determining Whether an Arrangement Contains a Lease," we applied the guidance prospectively under U.S. GAAP to all arrangements agreed to, committed to or modified after December 31, 2003. Under IFRS, we have applied the guidance of the International Financial Reporting Interpretations Committee (IFRIC), included in IFRIC 4, "Determining Whether an Arrangement Contains a Lease," to all of these arrangements.

Income Taxes

        Differences relating to income taxes consist of deferred tax effects relating to valuation differences between IFRS and U.S. GAAP. Deferred taxes are recorded under U.S. GAAP for those valuation differences that meet the definition of a temporary difference. The expected reversal of the additional U.S. GAAP temporary difference is also considered in the measurement of the valuation allowance recorded on deferred tax assets for U.S. GAAP purposes.

        Additionally, under German tax law, 5% of gains on sales of investments as well as domestic and foreign dividends are included in taxable income. Under IFRS, deferred tax liabilities have not been recorded for the future tax effects of such sales or dividends where we are able to control the timing of the distribution of earnings of subsidiaries and it is not probable that such distribution of earnings will occur in the future. For U.S. GAAP purposes, we have recorded a deferred tax liability for the future tax effects of undistributed earnings of foreign subsidiaries that are not essentially permanent in duration.

Minority Interest

        Under IFRS, minority interest is classified as a component of shareholders' equity. Under U.S. GAAP, minority interest is classified outside shareholders' equity. The differences relating to minority interest in net profit between IFRS and U.S. GAAP consist of reconciliation items that are allocable to the minority interest holders.

RECENTLY ISSUED IASB PRONOUNCEMENTS

        In December 2004, the International Financial Reporting Interpretations Committee issued IFRIC 5, "Rights to Interests arising from Decommissioning, Restoration and Environmental Funds." IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. The provisions are effective for financial years beginning on or after January 1, 2006. The adoption of IFRIC 5 is not expected to have a material impact on our results of operations, financial position or cash flows.

        In December 2004, the IASB issued an amendment to IAS 19, "Employee Benefits." The IASB has decided to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, directly in equity. This optional method may be used for financial years beginning on or after December 16, 2004. We decided not to apply this option. The amendment also specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and requires entities to give additional disclosures. This provision is effective for financial years beginning on or after January 1, 2006. Both amendments are not expected to have a material impact on our results of operations, financial position or cash flows.

        In April 2005, the IASB issued an amendment to IAS 39, "Financial Instruments: Recognition and Measurement—Cash Flow Hedge Accounting of Forecast Intragroup Transactions." Under this amendment, it is possible to recognize the foreign currency risks of a highly probable forecast intragroup transaction as a hedge in the consolidated financial statements. This requires the transaction to be denominated in a currency other than the functional currency of the entity entering into that transaction and the resulting currency risk to be recognized in net profit or loss in accordance with IFRS. The provisions of the amendment are effective for annual periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 39 is not expected to have a material impact on our results of operations, financial position or cash flows.

        In June 2005, the IASB issued an amendment to IAS 39, "Financial Instruments: Recognition and Measurement—The Fair Value Option," to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

        In August 2005, the IASB issued an amendment to IAS 1, "Presentation of Financial Instruments—Capital Disclosures." The amendment requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007.

        In August 2005, the IASB issued an amendment to IAS 39, "Financial Instruments: Recognition and Measurement" and IFRS 4, "Insurance Contracts," "Financial Guarantee Contracts." This amendment clarifies whether IFRS 4 or IAS 39 is to be applied when accounting for financial guarantee contracts in the issuer's financial statements. Regardless of whether they fulfill the characteristics of an insurance contract, financial guarantees are included in the scope of IAS 39 and are measured at fair value upon initial recognition. If the issuer has asserted prior to the amendment to the standard that it regards a financial guarantee contract as an insurance contract within the meaning of IFRS 4, the issuer may elect to continue to apply IFRS 4 or to adopt IAS 39. The provisions of the amendment to IAS 39 and IFRS 4 are effective for reporting periods beginning on or after January 1, 2006. They are not expected to have a material impact on our results of operations, financial position or cash flows.

        In November 2005, the IFRIC issued IFRIC 7, "Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies." IFRIC 7 clarifies that in the period in which the economy of an entity's functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages: (a) deferred tax items are re-measured in accordance with IAS 12, "Income Taxes," after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date; (b) the deferred tax items re-measured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on our results of operations, financial position or cash flows.

        In December 2005, the IASB issued an amendment to IAS 21, "The Effects of Changes in Foreign Exchange Rates." The amendment to IAS 21 provides that if an exchange difference arises on a monetary item that forms part of a reporting entity's net investment in a foreign operation, that exchange difference should be reclassified to the separate component of equity in the financial statements in which the foreign operation is consolidated, proportionately consolidated, or accounted for using the equity method. This requirement applies regardless of the currency in which the monetary item is denominated and of which group entity transacts with the foreign operation. The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 21 is not expected to have a material impact on our results of operations, financial position or cash flows.

        In January 2006, the IFRIC issued IFRIC 8, "Scope of IFRS 2." The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. The adoption of this interpretation is not expected to have a material impact on our results of operations, financial position or cash flows.

NEW U.S. GAAP ACCOUNTING PRONOUNCEMENTS

        In December, 2004 the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We do not expect the adoption of SFAS 123(R) to have a material impact on our consolidated financial position or results of operations.

        In October 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123(R)-3"), which provides an elective shortcut approach when a company transitions to SFAS 123(R). The alternative method significantly simplifies the calculation of the beginning pool. FSP FAS 123(R)-3 provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in FSP FAS 123(R)-3 is effective from November 10, 2005. FSP FAS 123(R)-3 allows up to one year from Deutsche Telekom's initial adoption of SFAS 123(R) on January 1, 2006, to evaluate the available transition alternatives. We are in the process of assessing the impact of the allowed alternatives.

        In October 2005, the FASB issued FASB Staff Position No. FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)" ("FSP FAS 123(R)-2"). FSP FAS 123(R)-2 provides an exception to the application of the concept of "mutual understanding" in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a "relatively short period of time" from the approval date. We will adopt the provisions of FSP FAS 123(R)-2 to new plans as of January 1, 2006. We do not expect the adoption of FSP FAS 123(R)-2 to have a material impact on our consolidated financial position or results of operations.

        In March, 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107, "Share Based Payment" ("SAB 107"). SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations, and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. We will adopt SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. We do not expect the adoption of this SAB to have a material impact on our consolidated financial position or results of operations.

        In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." The guidance in Accounting Principles Board Opinion 29, "Accounting for Nonmonetary Transactions" ("APB 29"), is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

        In March 2005, the FASB issued FASB Staff Position FIN 46R-5, "Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FSP FIN 46R-5")". FSP FIN 46R-5 requires a reporting enterprise to consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE. We will adopt the provisions of FSP FIN 46R-5 in the reporting period beginning on January 1, 2006. We do not expect the adoption of FSP FIN 46R-5 to have a material impact on its consolidated financial position or results of operations.

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only affect us when we implement changes in accounting principle that are addressed by the standard or correct accounting errors in future periods.

        In June 2005, the Emerging Issues Task Force addressed an employer's accounting for early retirement programs supported by the German Government in EITF 05-5, "Accounting Early Retirement or Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements (ATZ)." The Task Force reached a consensus in EITF 05-5 that benefits provided under Type II ATZ arrangements (as defined) should be accounted for as a termination benefit under SFAS 112, "Employers' Accounting for Postemployment Benefits," with recognition of the benefits costs over the service periods, commencing at the time the individual employees enroll in the ATZ arrangements. The consensus is effective for periods beginning after December 15, 2005. The adoption of EITF 05-5 did not have a material impact on our consolidated financial position or results of operations since our accounting policy was already in accordance with EITF 05-5.

        In July 2005, the FASB issued FASB Staff Position APB 18-1, "Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence" ("FSP APB 18-1"). FSP APB 18-1 requires that if an investor loses significant influence over an investee, the investor's proportionate share of the investee's equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. We will adopt the provisions of FSP APB 18-1 in the reporting period beginning on January 1, 2006. We do not expect the adoption of FSP APB 18-1 to have a material impact on our consolidated financial position or results of operations.

        In October 2005, the FASB issued FASB Staff Position FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" ("FSP FAS 13-1"). FSP FAS 13-1 concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. We will apply the guidance in FSP FAS 13-1 to the first reporting period beginning after December 15, 2005, and will cease capitalizing rental costs as January 1, 2006, for operating lease arrangements entered into prior to that date. We do not expect the adoption of FSP FAS 13-1 to have a material impact on our consolidated financial position or results of operations.

        In November 2005, the FASB issued FASB Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1 and FAS 124-1"), which effectively nullify the requirements of EITF 03-1. FSP FAS 115-1 and FAS 124-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, the FSP provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We will adopt the provisions of FSP FAS 115-1 and FAS 124-1 in reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP FAS 115-1 and FAS 124-1 have a material impact on our consolidated financial position or results of operations.

ITEM 6. Directors, Senior Management and Employees

GENERAL

        In accordance with the Stock Corporation Act, we have a Supervisory Board and a Management Board (together, the "Boards"). The two Boards are separate, and according to the Stock Corporation Act, no individual may simultaneously be a member of both Boards. The Management Board is responsible for managing our company and representing us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Management Board and generally oversees the management of our company, but is not permitted to make management decisions.

        Both the members of the Management Board and the members of the Supervisory Board owe a duty of loyalty and a duty of care to our company and its constituents. In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent business person. Our constituent interests are deemed to include the interests of our shareholders, the interests of our employees and, to some extent, the interests of the community. The Boards must take all of these interests into account when taking actions or making decisions. Although there is no explicit obligation to act solely in the interests of shareholders, the Management Board is required to respect our shareholders' rights to receive equal treatment and equal information.

        Our Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, our Management Board must, among other things, regularly report to our Supervisory Board with regard to current business operations and future business planning, including any deviation of actual developments from formerly reported goals. The Supervisory Board is also entitled to request special reports from the Management Board at any time. Under German law, our Management Board is required to ensure appropriate risk management within our company and to establish an internal monitoring system.

        Pursuant to our Satzung, the "Articles of Incorporation," the rules of procedure for our Supervisory Board and the rules of procedure for our Management Board contain a provision requiring the Management Board to obtain the consent of the Supervisory Board for certain actions, including decisions or measures that fundamentally change the asset, financial, earnings or risk situation of our company, and measures concerning the corporate structure and acquisitions or dispositions of equity investments above a limit determined by our Supervisory Board. In addition, under the Stock Corporation Act, the Supervisory Board is authorized to subject other actions of the Management Board to its consent.

        Under German law, shareholders, like other persons, are prohibited from using their influence on us to cause a member of our Boards to act in a way that is harmful to our company. A controlling enterprise may not cause us to take measures disadvantageous to us unless any resulting disadvantage is compensated. An individual shareholder or any other person exerting influence on us to cause a member of our Boards, or holders of special proxies, to act in a way that is unfavorable to us or our shareholders is liable for damages to us and our shareholders. Board members who have neglected their duties in taking such actions are, likewise, jointly and severally liable for damages.

        As a general rule, under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to our company. Generally, under German law, only the company has the right to claim damages from the members of the Boards. We may only waive such damages or settle such claims if at least three years have passed and our shareholders so approve at a shareholders' meeting with a simple majority of the votes, provided that the opposing shareholders do not hold, in the aggregate, one-tenth or more of our nominal share capital and do not formally express their opposition at the shareholders' meeting by having their opposition noted in the minutes of the meeting.

SUPERVISORY BOARD

        In accordance with the Stock Corporation Act and the Mitbestimmungsgesetz ("the Co-Determination Act of 1976"), our Supervisory Board consists of twenty members, ten of whom represent our shareholders and ten of whom represent our employees. Members of the Supervisory Board may be elected for a term of up to five years. Re-election is permitted. The Chairman and the Deputy Chairman are elected by the Supervisory Board in accordance with the rules of the Co-Determination Act.

        Supervisory Board members representing our shareholders are elected at the annual shareholders' meeting. The present shareholder representatives were elected at shareholders' meetings held in 2001, 2003 and 2005. Specifically, the terms of office of the shareholder representatives expire at the end of the shareholders' meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member's commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose. One present shareholder representative was appointed in 2006 by a local court, pursuant to Section 104 of the Stock Corporation Act, to replace a Supervisory Board member who had resigned prior to the expiration of his term.

        Supervisory Board members representing our employees were last elected on November 6, 2002, by the employees in accordance with the provisions of the Co-Determination Act. Employees elect ten representatives made up of workers, regular employees, senior management employees and three union representatives. The terms of office of the employee representatives on the Supervisory Board expire at the end of the shareholders' meeting in 2007. One present employee representative was appointed in 2003 by a local court, pursuant to section 104 of the Stock Corporation Act, to replace a Supervisory Board member who had resigned prior to the expiration of his term. Under the laws that governed our privatization, civil servants, who are not otherwise covered by the Co-Determination Act, are included in these groups of employee representatives for purposes of these elections.

        A member of the Supervisory Board elected by our shareholders may be removed by a shareholders' resolution by simple majority of the votes cast. A member of the Supervisory Board elected by our employees may be removed by a majority of at least three-quarters of the votes cast by the relevant class of employees in accordance with the Co-Determination Act.

        The Supervisory Board is required by law to meet at least twice every six months. To achieve a quorum, at least ten of the members of the Supervisory Board must be present or cast their votes in writing. Except in situations in which a different majority is required by law, such as the appointment of Management Board members or the election of the Chairman and Deputy Chairman, the Supervisory Board makes decisions by simple majority of the votes cast. If, in the event of a deadlock, a second vote again results in a tie, the chairman of the Supervisory Board can cast the deciding vote.

Members of the Supervisory Board of Deutsche Telekom

        The Supervisory Board met five times in 2005. No member attended less than 50% of the meetings of the Supervisory Board. For 2005, the members of our Supervisory Board, the years in which they were appointed, the years of the shareholders' meetings at which their current terms expire and their principal occupations were as follows:

Dr. Klaus Zumwinkel Chairman	Member since:	2003
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	Chairman of the Board of Management of Deutsche Post AG, Bonn
	Supervisory Board Memberships/Directorships:	Deutsche Lufthansa AG, Cologne Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board* Karstadt Quelle AG, Essen Morgan Stanley, BoD, New York, USA (*mandate within Deutsche Post group)
Franz Treml Deputy Chairman	Member since:	2003
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Deputy Chairman of the union ver.di, Berlin
	Supervisory Board Memberships/Directorships:	DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Münster, Deputy Chairman DBV-Winterthur—Leben, Wiesbaden
Monika Brandl	Member since:	2002
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Member of the Central Works Council at Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	None
Josef Falbisoner	Member since:	1997
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Chairman of the Bavarian District of the Union ver.di
	Supervisory Board Memberships/Directorships:	PSD-Bank e.G., München, Augsburg office
Dr. Hubertus von Grünberg	Member since:	2000
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Serves as member of several supervisory boards
	Supervisory Board Memberships/Directorships:	Allianz-Versicherungs AG, München Continental AG, Hannover, Chairman of the Supervisory Board MAN AG, München Schindler Holding AG, Hergiswil, Switzerland, Administrative Board
Lothar Holzwarth	Member since:	2002
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Chairman of the Works Council of Deutsche Telekom AG, branch office South-Western, Stuttgart
	Supervisory Board Memberships/Directorships:	PSD Bank RheinNeckarSaar e.G., Deputy Chairman of the Supervisory Board

Dr. sc. techn. Dieter Hundt	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Managing Shareholder of Allgaier Werke GmbH, Uhingen and President of the National Union of German Employers Associations, Berlin
Supervisory Board Memberships/Directorships:	EvoBus GmbH, Stuttgart
Stauferkreis Beteiligungs-AG, Göppingen,
Chairman of the Supervisory Board (until March 2005)
SHB Stuttgarter Finanz- und Beteiligungs
Aktiengesellschaft, Stuttgart
Deputy Chairman of the Supervisory Board
Stuttgarter Hofbräu Verwaltungs-AG, Stuttgart,
Deputy Chairman of the Supervisory Board
Pensions-Sicherungs-Verein, Köln
Landesbank Baden-Württemberg, Stuttgart,
Administrative Board
Waltraud Litzenberger	Member since:	1999
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Member of the Works Council of Deutsche Telekom AG, technical branch office Mitte, Mainz
	Supervisory Board Memberships/Directorships:	PSD-Bank e.G., Koblenz
Michael Löffler	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Member of the Works Council of Deutsche Telekom AG, TI NL MO
	Supervisory Board Memberships/Directorships:	None
Dr. Thomas Mirow	Member since:	January 17, 2006
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
	Supervisory Board Memberships/Directorships:	None
Hans W. Reich	Member since:	1999
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Speaker of the Management Board, KfW Bankengruppe, Frankfurt am Main
	Supervisory Board Memberships/Directorships:	Aareal Bank AG, Wiesbaden, Chairman of the Supervisory Board
DePfa Bank plc. BoD, Dublin, Ireland,
Deutsche Post AG, Bonn
HUK-COBURG Haftpflicht-Unterstützungs-Kasse
kraftfahrender Beamter Deutschlands a.G., Coburg
HUK-COBURG Holding AG, Coburg
IKB Deutsche Industriebank AG, Düsseldorf,
Deputy Chairman of the Supervisory Board
RAG AG, Essen (until February 2005)
ThyssenKrupp Steel AG, Duisburg, ThyssenKrupp Steel Beteiligung AG, Duisburg (former ThyssenKrupp Steel AG), until December 2005

Prof. Dr. Wolfgang Reitzle	Member since:	2005
	Expiration of Current Term:	Shareholders' Meeting 2010
	Principal Occupation:	Chairman of the Board of Management, Linde AG, Wiesbaden
	Supervisory Board Memberships/Directorships:	Allianz Lebensversicherungs-AG, Stuttgart STILL GmbH, Hamburg, Chairman of the Supervisory Board* (*mandate within Linde group)
Dr. Hans-Jürgen Schinzler	Member since:	2003
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	Member of the Supervisory Board of Münchener Rückversicherungs AG, München
	Supervisory Board Memberships/Directorships:	Bayerische Hypo- und Vereinsbank AG, München, Deputy Chairman of the Supervisory Board (until November 2005) Metro AG, Düsseldorf UniCredit S.p.A., Genoa
Dr. Klaus G. Schlede	Member since:	2003
	Expiration of Current Term:	Shareholders' Meeting 2008
	Principal Occupation:	Member of the Supervisory Board, Deutsche Lufthansa AG, Köln
	Supervisory Board Memberships/Directorships:	Deutsche Postbank AG, Bonn Deutsche Lufthansa AG, Köln Swiss International Air Lines AG, Basel
Wolfgang Schmitt	Member since:	1997
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Head of Business Counsel, T-Com Headquarters, Bonn
	Supervisory Board Memberships/Directorships:	PSD Bank RheinNeckarSaar e.G. Telemarkt AG, Reutlingen
Michael Sommer	Member since	2000
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	President of the Trade Union Council, Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board Salzgitter AG, Salzgitter
Ursula Steinke	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Consulting function to the Works Council
	Supervisory Board Memberships/Directorships:	None
Prof. Dr. h.c. Dieter Stolte	Member since:	1995
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Former "Intendant des Zweiten Deutschen Fernsehens (a.D.)"
	Supervisory Board Memberships/Directorships:	Ströer Out of home Media AG, Köln ZDF Enterprises GmbH, Mainz

Bernhard Walter	Member since:	1999
	Expiration of Current Term:	Shareholders' Meeting 2006
	Principal Occupation:	Former Speaker of the Board of Management, Dresdner Bank AG
Supervisory Board Memberships/Directorships:	BilfingerBerger AG, Mannheim
DaimlerChrysler AG, Stuttgart
Henkel KGaA, Düsseldorf
Staatliche Porzellan-Manufaktur Meissen GmbH, Meissen, Deputy Chairman of the Supervisory Board
Wintershall AG, Kassel,
Deputy Chairman of the Supervisory Board
Wilhelm Wegner	Member since:	1996
	Expiration of Current Term:	Shareholders' Meeting 2007
	Principal Occupation:	Chairman of the Central Works Council at Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	VPV Allgemeine Versicherungs-AG, Köln VPV Holding AG, Stuttgart Vereinigte Postversicherung VVaG, Stuttgart

        The following individuals resigned from the Supervisory Board in 2005:

Volker Halsch	Member since:	2004
	Resigned:	January 16, 2006
	Principal Occupation:	State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Bahn AG, Berlin
Dr. Wendelin Wiedeking	Member since:	2003
	Resigned:	February 9, 2005
	Principal Occupation:	Chairman of the Management Board of Dr. Ing. h.c. F. Porsche AG, Stuttgart
Supervisory Board Memberships/Directorships:
Eagle-Picher Industries Inc., Phoenix, Arizona, USA
Novartis AG, Basel, Switzerland
Porsche Business Services Inc., Wilmington, Delaware, USA*
Porsche Cars Great Britain Ltd., Reading, England*
Porsche Cars North America Inc.,
Wilmington, Delaware, USA*
Porsche Deutschland GmbH, Bietigheim-Bissingen*
Porsche Engineering Group GmbH, Weissach*
Porsche Enterprises Inc., Wilmington, Delaware, USA*
Porsche Financial Services GmbH, Bietigheim-Bissingen*
Porsche Financial Services Inc.,
Wilmington, Delaware, USA*
Porsche Iberica S.A., Madrid, Spain*
Porsche Italia S.p.A., Padua, Italy*
Porsche Japan K.K., Tokyo, Japan*
Porsche Lizenz-und Handelsgesellschaft mbH, Bietigheim-Bissingen*
(*mandates within Dr. Ing. h.c. F. Porsche group)

        Deutsche Post AG and KfW are both majority-owned by our largest shareholder, the Federal Republic. The Federal Ministry of Finance is a ministry of the Federal Republic. Among our current Supervisory Board members, Ms. Brandl, Mr. Holzwarth, Ms. Litzenberger, Mr. Löffler, Mr. Schmitt, Ms. Steinke and Mr. Wegner are employees of Deutsche Telekom group companies.

        The shareholder representatives currently on our Supervisory Board are: Dr. Zumwinkel, Dr. von Grünberg, Dr. Hundt, Dr. Mirow (since January 16, 2006, replacing Mr. Halsch), Mr. Reich, Prof.

Dr. Reitzle (since February 10, 2005, replacing Dr. Wendelin Wiedeking), Dr. Schinzler, Dr. Schlede, Prof. Dr. Stolte and Mr. Walter.

        The Supervisory Board maintains the following committees:

  •
  The General Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the members of the Management Board. In particular, the General Committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the General Committee are: Dr. Klaus Zumwinkel (Chairman), Volker Halsch (until January 16, 2006), Dr. Thomas Mirow (since February 3, 2006), Franz Treml and Wilhelm Wegner. The General Committee met eleven times in 2005.

  •
  The Audit Committee is responsible for oversight of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement with the auditors following approval of the auditors by the shareholders, and matters that the audit committee of a NYSE-listed foreign private issuer is required to be responsible for pursuant to the SEC and NYSE regulations and under U.S. law, including the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The current members of the Audit Committee are Dr. Klaus G. Schlede (Chairman), Dr. Hubertus von Grünberg (since February 3, 2006), Wolfgang Schmitt, Franz Treml, Bernhard Walter and Wilhelm Wegner. The Audit Committee met five times in 2005.

  •
  The Finance Committee is responsible for reviewing and consulting on complex finance and business matters concerning Deutsche Telekom. Those matters are delegated by the Chairman of the Supervisory Board, or the Supervisory Board itself, to the Finance Committee. In addition, the Finance Committee also reviews our annual reports during meetings with our auditors in advance of the meeting of the Supervisory Board relating to the approval of our financial statements pursuant to the Stock Corporation Act. The membership of the Finance Committee is the same as that of the Audit Committee. The Finance Committee met twice in 2005.

  •
  In June 2004 the Supervisory Board established a combined General and Audit Committee (Gemeinsamer Präsidial- und Prüfungsausschuss) primarily to deal with matters related to the Toll Collect project. The combined General and Audit Committee met once in 2005 and was decommissioned in March 2005 due to the successful commencement of toll collection operations. Its members were: Dr. Klaus Zumwinkel (Chairman), Dr. Hubertus von Grünberg, Dr. Klaus G. Schlede, Wolfgang Schmitt, Franz Treml and Wilhelm Wegner.

  •
  The Personnel Committee is responsible for the personnel-related matters of Deutsche Telekom AG, in particular with respect to staff structure and human resources development and planning. The members of this committee are: Franz Treml (Chairman), Dr. Dieter Hundt, Wilhelm Wegner and Dr. Klaus Zumwinkel. The Personnel Committee met twice in 2005.

        In addition to the committees mentioned above, the Supervisory Board has a Mediation Committee. This committee's function is to assist the Supervisory Board by making proposals for Management Board member nominees in the event that the two-thirds majority of employee votes needed to appoint a Management Board member is not obtained. The current members are Dr. Klaus Zumwinkel (Chairman), Dr. Dieter Hundt, Franz Treml and Wilhelm Wegner. The Mediation Committee did not have to meet in 2005.

        Each of the committees of the Supervisory Board has an equal number of shareholder representatives and employee representatives. The chairman of the Supervisory Board also serves as chairman of the General Committee. The chairman has the deciding vote in case of a deadlock on matters voted on in the General Committee. The chairman of the Audit Committee and the Finance Committee is a representative of the shareholders. The chairman of the Personnel Committee is a representative of the employees.

MANAGEMENT BOARD

        Pursuant to our Articles of Incorporation, the Supervisory Board determines the size of the Management Board, subject to the requirement that the Management Board must have at least two members. Our Management Board currently consists of six members. Konrad F. Reiss, member of the Management Board, died on April 6, 2005. The vacancy was filled on October 1, 2005, by Lothar Pauly. The current organization of the Management Board is consistent with the realignment of our company, as of January 1, 2005, into three strategic business areas. The Supervisory Board may appoint a Chairman of the Management Board as well as a Deputy Chairman. The Supervisory Board appoints the members of the Management Board for terms of up to five years, and members may be re-appointed or have their terms extended for one or more terms of up to five years each. Under certain circumstances, such as a material breach of duty or a bona fide vote of "no confidence" by our shareholders, the Supervisory Board may remove a member of the Management Board prior to the expiration of that member's term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and our company. The Management Board takes action by simple majority, unless otherwise provided by law, as in the case of a vote on the adoption of rules of procedure. In the event of a deadlock, the Management Board member into whose area of responsibility the resolution falls has the deciding vote; if the resolution falls into an area that is not allocated to a particular Management Board member, the Chairman of the Management Board has the deciding vote. The Management Board generally meets on a weekly basis.

Members of the Management Board of Deutsche Telekom

        The name, age, term of office, current position and business experience of the members of our Management Board in 2005 are set forth below: The current members of the Management Board may be contacted at our registered address.

        Kai-Uwe Ricke, born in 1961, was appointed Chairman of the Management Board of Deutsche Telekom AG with effect from November 15, 2002. Following an apprenticeship at a bank and studies at the European Business School in Schloss Reichartshausen, Germany, Mr. Ricke started his career as assistant to the management board chairman of Bertelsmann AG in Gütersloh. He then took up the position as head of Sales and Marketing of its Swedish subsidiary, Scandinavian Music Club AG in Malmoe, Sweden. From 1990 to June 1995, Mr. Ricke was CEO of Talkline and Talkline PS Phone Service in Elmshorn, Germany. From July 1995 he acted as that company's Chairman and CEO. In January 1998, Mr. Ricke left Talkline and took over as Chairman of the Board of Management of DeTeMobil Deutsche Telekom Mobilnet (now T-Mobile Deutschland GmbH). In February 2000 Mr. Ricke was appointed Chairman and CEO of the newly founded T-Mobile International AG, where Deutsche Telekom consolidated its principal mobile telecommunications activities. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. As Chief Operating Officer, he was responsible for Deutsche Telekom's mobile and online businesses. After the death of Mr. Reiss he was also responsible for the Business Customers strategic business area until Mr. Pauly's term began on October 1, 2005.

        Expiration of current term: November 14, 2007

        Other board memberships outside Deutsche Telekom: JPMC International Council, JPMorgan Chase & Co., New York

        Dr. Karl-Gerhard Eick, born in 1954, has been head of the Finance and Controlling Division and a member of the Management Board of Deutsche Telekom AG since January 2000. In November 2002 he was appointed Deputy Chairman of the Management Board. After studying business administration and earning a doctorate, Dr. Eick worked in various positions for BMW AG between 1982 and 1988. From 1989 to 1991 he acted as head of Controlling at WMF AG in Geislingen. In 1991 he became head of the Controlling, Planning and IT Division for the Carl Zeiss group. From 1993 to 1999 he held top management positions with the Haniel group, where he was responsible for the Controlling, Business Administration and IT Division of the strategic management holding company of Franz Haniel & Cie. GmbH.

        Expiration of current term: November 30, 2007

        Other board memberships outside Deutsche Telekom:

        Deutsche Bank AG, Frankfurt am Main (Supervisory Board)

        FC Bayern München AG, München (Supervisory Board)

        Dr. Heinz Klinkhammer, born in 1946, was appointed head of Deutsche Telekom's Personnel and Legal Affairs Division and a member of the Management Board in April 1996. Since May 1, 2001, he has been head of Human Resources, and from May 1, 2001, until November 30, 2002, he was also head of the department Top Management Staff. Since November 2002 he has been head of Human Resources and the newly added departments of Organization and Sustainability. Dr. Klinkhammer received a doctorate in law and began his career at the Institute for German and European Labor, Social and Business Law, before becoming a Labor Court judge. From 1979 to 1990 he worked at the Ministry of Labor, Health and Social Affairs of the state of North-Rhine/Westphalia. In 1991 he became Labor Director at Huettenwerke Krupp Mannesmann GmbH and, in 1992, board member of Mannesmannroehren-Werke AG.

        Expiration of current term: September 30, 2008

        Other board memberships outside Deutsche Telekom: Federal Posts and Telecommunications Agency (Administrative Board) until November 2005

        René Obermann was born in 1963. He set up the company ABC Telekom in Muenster after completing a business traineeship with BMW AG in München between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998 he was Chairman of that company's management board. Mr. Obermann was also Chairman of the former German Association of Mobile Communication Service Providers during 1995 and 1996. Between April 1998 and March 2000 Mr. Obermann was Managing Director of Sales at T-Mobile Deutschland. From April 2000 until March 2002, Mr. Obermann was Chief Executive Officer of T-Mobile Deutschland. Mr. Obermann became a member of the Management Board of T-Mobile International in June 2001, responsible for European Operations. Since December 1, 2002, he has been responsible for mobile operations on the Management Board and has served as CEO of T-Mobile International. Mr. Obermann is responsible for the Mobile Communications strategic business area.

        Expiration of current term: November 30, 2007

        Other board memberships outside Deutsche Telekom: none

        Lothar Pauly, born in 1959, was appointed to the Management Board of Deutsche Telekom AG and became Chairman of the Management Board of T-Systems International GmbH on October 1, 2005 (now T-Systems Enterprise Services GmbH on December 14, 2005). A trained industrial business administrator, he studied business management in München and joined Siemens AG after completing his studies. Mr. Pauly worked in different management areas at Siemens, including communications technology. He has also worked abroad, in Indonesia and Eastern Europe. Mr. Pauly joined the company from Siemens AG where he was most recently Chief Executive Officer (CEO) of the communications division. Pauly has been a member of the Board of Management of the Deutsche Telekom group since October 2005, where, as the Board member for T-Systems, he is in charge of the Business Customers strategic business area. At the same time, Pauly is also CEO of Deutsche Telekom's subsidiaries, T-Systems Enterprise Services GmbH, and T-Systems Business Services GmbH, and is thus responsible for the Business Customers strategic business area.

        Expiration of current term: September 30, 2010

        Other board memberships outside Deutsche Telekom: Siemens VDO Automotive AG, Schwalbach

        Walter Raizner, born in 1954, studied economics and computer science in Nürnberg/Erlangen, and worked for Hoechst and Nixdorf, before joining IBM Deutschland in 1984. After various positions in sales, marketing and general management in Germany, the United Kingdom and the United States, he became Chief Executive Officer of IBM Deutschland in January 2003. Since November 1, 2004, Mr. Raizner has been responsible for the Broadband/Fixed Network strategic business area.

        Expiration of current term: October 31, 2009

        Other board memberships outside Deutsche Telekom: none

        Member of the Management Board serving during 2005 whose term of office terminated prior to year-end:

        Konrad F. Reiss, born in 1957, was appointed to the Management Board of Deutsche Telekom AG and became Chairman of the Management Board of T-Systems International GmbH on January 20, 2003. He began his professional career in 1983 at Vereinigte Papierwerke Schickedanz (marketing and sales management), and in 1995 he was a management consultant at Gruber, Titze und Partner. From 1986 until 1993 Mr. Reiss was founder and Managing Partner of two management consultancies (GTP-IIT and TTP-IHRC). After selling both companies to Cap Gemini, Mr. Reiss held various management positions within the Cap Gemini group. Mr. Reiss joined the Management Board of DaimlerChrysler Services AG in 2000, where he was responsible for debis IT-Services (Chief Executive Officer of debis Systemhaus). He founded BlueChipBusiness Laboratories in 2001 and was Managing Partner until the end of 2002. Mr. Reiss was responsible for the Business Customers strategic business area (formerly T-Systems) until his death on April 6, 2005.

COMPENSATION

Supervisory Board Compensation

        Our Articles of Incorporation, approved at the 2005 shareholders' meeting, provide each member of our Supervisory Board with compensation comprised of:

  •
  fixed annual remuneration amounting to EUR 20,000.00;

  •
  short-term success remuneration; and

  •
  long-term success remuneration.

        The short-term success remuneration amounts to EUR 300.00 for each whole EUR 0.01 that the net profit per no par value share of Deutsche Telekom AG exceeds EUR 0.50 in the financial year for which the remuneration is paid.

        The long-term success remuneration amounts to EUR 300.00 for every 4.0% that the net profit per no par value share of Deutsche Telekom AG in the second financial year (the reference year) following the measurement year exceeds the net profit per no par value share in the measurement year. The long-term success remuneration for a particular measurement year may not exceed the long-term success remuneration for the year preceding that measurement year, unless the net revenues of the Deutsche Telekom group in the reference year exceeds the net revenues of the Deutsche Telekom group in the financial year preceding the measurement year.

        Neither the short-term nor the long-term success remuneration payment may exceed the fixed annual remuneration amount of EUR 20,000.00. Additionally, the short-term success remuneration may not exceed a total of 0.02% of Deutsche Telekom's unappropriated net profit reported in the approved annual financial statements of the measurement year, reduced by an amount equivalent to 4.0% of the contributions made on the lowest issue price of the shares at the end of the financial year.

        The Chairman of the Supervisory Board receives two times, and the Deputy Chairman one-and-a-half times, the amount of remuneration pursuant to the above-described provisions.

        Remuneration is increased by 0.5 times the above amounts for each membership on a Supervisory Board committee, and by an additional 0.5 times for each chairmanship held on a Supervisory Board committee, but in no case by more than two times the above amounts. Membership on, or chairmanship of, a committee formed pursuant to Section 27(3) of the Co-Determination Act is not taken into account.

        In addition, members of the Supervisory Board are entitled to reimbursement of actual out-of-pocket expenses and receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees attended. The VAT payable on this compensation is borne by us. These compensation rules have been in effect since January 1, 2004.

        Members of the Supervisory Board who are on the Supervisory Board for only part of the year receive one-twelfth of the above remuneration for each month of membership or part thereof. The same applies to the increases in remuneration for the Supervisory Board Chairman and Deputy Chairman, and to the increases in remuneration for Supervisory Board committee membership or chairmanship, as set forth above.

        None of the members of the Supervisory Board has a service contract with us, or any of our subsidiaries, providing for benefits upon termination of employment.

        The fixed annual remuneration in 2005 for members of our Supervisory Board amounted to an aggregate of EUR 794,981.33 inclusive of meeting expenses and attendance fees (including VAT, according to Article 13 of our Articles of Incorporation).

        The total remuneration in 2005 for members of our Supervisory Board amounted to EUR 2,901,807.30 (inclusive of EUR 736,527.63 reflecting the salaries of Supervisory Board members in their capacity as employees of Deutsche Telekom AG or its affiliated companies). Of the amount of the total remuneration, EUR 1,547,698.67 (including VAT) will be paid following the shareholders' meeting in May 2006. Additionally, EUR 617,582.00 will be retained as an accrual for the long-term variable remuneration for 2005 and will be paid following the shareholders' meeting in 2008, subject to the achievement of the relevant performance targets.

        The compensation (exclusive of VAT) of the individual members of the Supervisory Board for their services as Supervisory Board members in 2005 was as follows:

Member of the Supervisory Board	Fixed Remuneration (net)	Short-Term Variable (net)	Total (net)	Imputed Long-Term Remuneration Entitlement(1)
	(Amounts €)
Monika Brandl	21,000.00	20,000.00	41,000.00	18,600.00
Josef Falbisoner	21,000.00	20,000.00	41,000.00	18,600.00
Dr. Hubertus von Grünberg	22,000.00	20,800.00	42,800.00	19,344.00
Volker Halsch(2)	54,400.00	50,000.00	104,400.00	46,500.00
Lothar Holzwarth	21,000.00	20,000.00	41,000.00	18,600.00
Dr. Dieter Hundt	31,400.00	30,000.00	61,400.00	27,900.00
Waltraud Litzenberger	21,000.00	20,000.00	41,000.00	18,600.00
Michael Löffler	21,000.00	20,000.00	41,000.00	18,600.00
Hans W. Reich	20,800.00	20,000.00	40,800.00	18,600.00
Prof. Dr. Wolfgang Reitzle(3)	19,333.33	18,333.33	37,666.67	17,050.00
Dr. Hans-Jürgen Schinzler	21,000.00	20,000.00	41,000.00	18,600.00
Dr. Klaus G. Schlede	62,600.00	60,000.00	122,600.00	55,800,.00
Wolfgang Schmitt	43,000.00	40,800.00	83,800.00	37,944.00
Michael Sommer	20,800.00	20,000.00	40,800.00	18,600.00
Ursula Steinke	21,000.00	20,000.00	41,000.00	18,600.00
Prof. Dr. Dieter Stolte	21,000.00	20,000.00	41,000.00	18,600.00
Franz Treml(4)	74,400.00	70,000.00	144,400.00	65,100.00
Bernhard Walter	42,400.00	40,000.00	82,400.00	37,200.00
Wilhelm Wegner	64,600.00	60,000.00	124,600.00	55,800.00
Dr. Wendelin Wiedeking(5)	3,333.33	3,333.33	6,666.67	3,100.00
Dr. Klaus Zumwinkel	74,400.00	70,800.00	145,200.00	65,844.00

Total	701,466.67	664,066.67	1,365,533.33	617,582.00

(1)
Represents the accrual recognized in 2005. Long-term variable remuneration will be paid following the shareholders' meeting in 2008 for the period 2004 to 2007, provided the relevant performance targets have been achieved. The amounts actually paid may vary from the amounts shown here, depending on the degree to which the performance targets are achieved.
(2)
Member until January 16, 2006.
(3)
Member since February 10, 2005.
(4)
During 2005 Mr. Treml received Supervisory Board compensation of EUR 12,271 from DeTeImmobilien, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of DeTeImmobilien.
(5)
Member until February 9, 2005.

        For more detailed information concerning compensation paid to our Supervisory Board's members in 2005, see note (44) to the consolidated financial statements.

Management Board Compensation

        Under the terms of their service contracts, the members of our Management Board are entitled to annual fixed and variable remuneration, as well as long-term variable remuneration (Mid-Term Incentive Plan, or "MTIP"). The annual variable remuneration is calculated based on the level of achievement of the targets assigned to each member of the Management Board by the General Committee of the Supervisory Board before the beginning of the financial year. The long-term variable remuneration is determined using a similar formula applied under the MTIP, as described below.

        In observance of the requirements of German commercial and accounting legislation, a total of EUR 11,747,163.15 is reported as remuneration for the members of the Management Board for 2005. This amount includes the fixed annual salary, annual variable remuneration, an accrual based on an imputed expenditure under the 2004 and 2005 MTIPs, and non-cash compensation amounting to EUR 302,636.41, which consists of various non-cash benefits.

        Since 2004, the members of the Management Board have taken part in our MTIP as part of their total compensation package. The MTIP is a group-wide long-term compensation tool for senior executives, including the Management Board. The plan has a measurement period of three years and is expected to be renewed annually on a rolling basis. Similar to the 2004 MTIP plan, for 2005, awards are based on two share price-based, additive and equally weighted measures of success (plan hurdles), one of which is again absolute and the other of which is again relative. The absolute plan hurdle again requires an increase in the Deutsche Telekom share price of at least 30% by the end of the three-year measurement period (December 31, 2007), applying the share price averaging described in greater detail at "—Mid-Term Incentive Plan." The relative plan hurdle again requires the total return of the Deutsche Telekom shares to outperform the Dow Jones EURO STOXXSM Total Return Index, as described in greater detail at "—Mid-Term Incentive Plan." As in 2004, under the 2005 tranche of the MTIP, each member of the Management Board can receive an incentive payment of 15% (if one plan hurdle is met) or 30% (if both plan hurdles are met) of his own contractually agreed target remuneration (fixed annual salary compensation plus annual variable remuneration assuming 100% target achievement). If no plan hurdles are met at the end of the measurement term, no incentive remuneration under the MTIP is paid. For more information, see "—Mid-Term Incentive Plan" and note (41) to the consolidated financial statements.

        We make individualized disclosure of three elements of Management Board compensation. Subject to the condition that the financial statements of Deutsche Telekom AG for 2005 are approved in their current form, the members of the Management Board will have received in respect of 2005 the following fixed annual salary, annual variable compensation, and an accrual in respect of the added fair value expenditure for both 2004 and 2005 MTIPs:

Name	Fixed Annual Compensation	Variable Compensation	Amount Annual Cash Compensation	Accumulated amount accrued for MTIP 2004 and 2005 plan targets (fair value expenditure for the 2005 financial year)(1)
	(in €)
Kai-Uwe Ricke	1,250,000.00	1,343,750.00	2,593,750.00	302,779.75
Dr. Karl-Gerhard Eick	937,500.00	1,007,812.50	1,945,312.50	227,084.82
Dr. Heinz Klinkhammer	750,000.00	781,500.00	1,531,500.00	181,667.85
René Obermann	750,000.00	750,000.00	1,500,000.00	181,667.85
Walter Raizner	937,500.00	937,500.00	1,875,000.00	180,158.53
Konrad F. Reiss (died April 6, 2005)	250,000.00	209,589.04	459,589.04	65,026.74
Lothar Pauly (from October 1, 2005)	187,500.00	199,218.75	386,718.75	14,270.91

Total	5,062,500.00	5,229,370.29	10,291,870.29	1,152,656.45

(1)
Represents the accrual recognized in 2005. Remuneration in respect of the 2004 and 2005 tranches of the MTIP will be paid out in 2007 and 2008, respectively, provided the relevant performance targets have been achieved. The amounts actually paid in 2007 and 2008 may vary from the amounts shown here, depending on whether the performance targets are met.

        Our 2001 Stock Option Plan was terminated as of the 2003 financial year, pursuant to a resolution at the shareholders' meeting of May 18, 2004. From the 2002 financial year, no stock options had been granted to members of the Management Board. Stock options for 2001 financial year remain exercisable provided the hurdles are met as required. Stock options from the 2000 stock option plan expired in accordance with their terms on July 20, 2005, without any options having been exercised. For more information, see "—Stock Option Plans."

        For 2005, compensation of former members of the Management Board and their surviving dependents and accruals recognized for this purpose totaled EUR 3,456,527.80. This includes payments and set-asides.

        The accruals set up for ongoing pensions and pension entitlements for current and former members of the Management Board and their surviving dependents amounted to EUR 72,241,234.00 (a projected benefit obligation according to SFAS 87).

        Indirect pension obligations in respect of former members of the Management Board resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with Section 15 (1) of the German Postal Employees Act (Postpersonalrechtsgesetz) amounted to EUR 4,540,790.00 at December 31, 2005. No accruals were recognized for these obligations (Section 285 No. 9b German Commercial Code). They are actuarially computed in accordance with Section 6a of the German Income Tax Act (Einkommensteuergesetz).

        Deutsche Telekom has not granted any loans to current or former members of the Management Board.

        The duration of the employment contracts of Management Board members corresponds to the term of a member's appointment to office. In the event that a member's appointment ends before the expiration of that member's term of appointment without there being a material cause for termination of the employment contract, a board member is entitled to a lump-sum payment equal to 100% of the fixed annual salary and 75% of the on-target (100%) variable remuneration for the time remaining in the period of appointment, limited to a maximum of 36 months.

  Mid-Term Incentive Plan

        In 2004, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan to promote competitive total compensation for members of the Management Board, senior executives of the Deutsche Telekom group, and other beneficiaries, mainly in the United States and the United Kingdom. The MTIP is a global, group-wide compensation instrument for Deutsche Telekom AG and other participating group companies, which is designed to encourage mid- and long-term value creation in the group, and therefore align the interests of management and shareholders.

        The plan has a measurement term of three years. The intention is to launch a similar plan annually on a revolving basis for five years. A decision will be taken each year on whether to launch the plan for that year, as well as on the specific terms of the plan, in particular the performance targets.

        The MTIP is a cash-based plan. A certain amount is set as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries after the end of the measurement period for the relevant tranche of the plan (i.e., three years), subject to the achievement of the two performance targets set forth in the plan. In 2005, we introduced the second tranche, the MTIP 2005, with the same design features as the MTIP 2004.

        Both the 2004 and 2005 MTIPs are tied to two equally weighted, stock-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out. If only one performance target is achieved, 50% of the amount is paid out. If neither performance target is achieved, no payment is made.

  •
  The absolute performance target will be reached if, at the end of the three-year measurement period for the respective plan, Deutsche Telekom's share price has risen by at least 30% compared with its share price at the beginning of the measurement period. The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG's Xetra® trading during the last 20 trading days prior to the beginning and end of the plan. For the 2004 MTIP, the performance target will be achieved if an average closing share price of at least EUR 18.30 is reached during the defined 20 trading day period preceding the end of the measurement period. For the 2005 MTIP, the relevant figure is EUR 21.36.

  •
  The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXXSM Total Return Index on a percentage basis over the same period during the term of the individual plan. The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra® trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares, etc., and the non-weighted averages of the Dow Jones EURO STOXXSM Total Return Index during the last 20 trading days prior to the beginning and end of the individual MTIP. For the 2004 MTIP, the index's starting value is 317.95 points. The starting value of the total return of Deutsche Telekom shares corresponds to their share price at the beginning of the plan (EUR 14.08). For the 2005 MTIP, the index's starting value is 358.99 points. The starting value of the total return of Deutsche Telekom shares corresponds to their share price at the beginning of the plan (EUR 16.43).

        The ambition and strategic relevance of the performance targets will be reviewed and adjusted if necessary prior to the launch of each new plan. The nature or thresholds of the performance targets for the plan cannot be changed once the plan has begun.

        At the end of the term of the plan, the General Committee of Deutsche Telekom AG's Supervisory Board will establish whether the absolute and relative performance targets for the Management Board have been achieved. Based on the findings of the Supervisory Board's General

Committee, the Management Board will establish whether the targets have been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payments will be made to the beneficiaries.

Stock Option Plans

        Since our inception as a privatized company in 1995, we have established two compensatory stock option plans in which our senior management and key employees, as well as those of our subsidiaries, were granted option rights to purchase our shares. No additional options are available for granting under these stock option plans.

  Stock Option Plan 2000

        At the shareholders' meeting on May 25, 2000, an amendment to our Articles of Incorporation was approved by the shareholders, which created conditional capital of up to EUR 64 million for the issuance of up to 25 million no par value registered shares upon the exercise of option rights granted to management and key employees in connection with the stock-based compensation plan adopted by our Supervisory Board in May 2000 ("Stock Option Plan 2000"). At the shareholders' meeting on May 29, 2001, an amendment to our Articles of Incorporation was approved, which cancelled the conditional capital created in May 2000, except for the nominal amount of EUR 2,621,237.76, which remained in order to allow for the issuance of shares relating to option rights already issued to members of our Management Board and our executives, as well as to members of the management boards and other executives of our second-tier and lower-tier subsidiaries under Stock Option Plan 2000. In addition, the shareholders also approved the cancellation of the authorized capital for Stock Option Plan 2000 of up to EUR 12.8 million, which had been approved at the shareholders' meeting on May 25, 2000.

        The term of these option rights expired on July 20, 2005.

  Stock Option Plan 2001

        At the shareholders' meeting on May 29, 2001, an amendment to our Articles of Incorporation was approved, which conditionally increased our registered capital by up to a nominal amount of EUR 307.2 million, through the issuance of up to 120 million new shares ("Stock Option Plan 2001"). The shareholders' resolution authorized our Supervisory Board to determine the detailed terms for the issuance of shares from this conditional share capital, and for the granting of option rights provided to Management Board members. In all other cases, our Management Board had been authorized to make these determinations.

        At the shareholders' meeting on May 18, 2004, our shareholders adopted a resolution that revoked the authorization to grant option rights given to our Boards under Stock Option Plan 2001, but only to the extent that the Boards had not yet granted option rights pursuant to the authorization. Further, our shareholders adopted a resolution on the partial cancellation of the conditional capital approved at the shareholders' meeting on May 29, 2001, with respect to 107 million shares (with a nominal value of EUR 273,920,000). As a result, conditional capital in the aggregate amount of EUR 33,280,000 remained, exclusively in order to allow for the issuance of 13 million new no par value registered shares relating to option rights already granted prior to December 31, 2003, under Stock Option Plan 2001, to members of our Management Board, executives at levels below the Management Board, other executives, managers and specialists of Deutsche Telekom AG, and managing board members and other executives of second- and lower-tier domestic and foreign group companies. The remaining conditional capital is to be implemented only to the extent option right holders exercise their option rights.

        The term of these option rights runs until August 12, 2011 (Tranche 2001), and July 14, 2012 (Tranche 2002). All option rights that have been granted pursuant to Stock Option Plan 2001 are currently exercisable.

        New shares issued pursuant to this stock option plan participate in profits from the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year, but before the shareholders' meeting at which a resolution on the appropriation of net profit for the preceding fiscal year is adopted, the new shares will participate in the profits as of the beginning of the previous fiscal year.

        For further information regarding our stock-based compensation plans, including the number of options granted, exercise prices and expiration dates, see notes (41) and (49) to the consolidated financial statements. See "Item 8. Financial Information—Legal Proceedings" for a description of litigation with respect to Stock Option Plan 2000.

Loans to Supervisory Board and Management Board Members

        Pursuant to the Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board. As a reporting issuer in the United States, we are subject to certain prohibitions on loans to our officers and directors. At present there are no outstanding loans to any of our Supervisory Board or Management Board members.

SHARE OWNERSHIP

        The members of our Management Board owned a total of 4,000 Deutsche Telekom shares and options in respect of a total of 514,068 Deutsche Telekom shares, as of January 27, 2006. No individual member of our Management Board beneficially owned 1% or more of our outstanding shares as of January 27, 2006.

        On an individual basis, the members of our Management Board beneficially owned the following amount of Deutsche Telekom shares as of January 27, 2006:

Name	No. of Shares Subject to Options		No. of Shares Beneficially Owned
Current members:
Kai-Uwe Ricke	109,261	*	—
Dr. Karl-Gerhard Eick	163,891	*	—
Dr. Heinz Klinkhammer	163,891	*	4,000
René Obermann	48,195 28,830	* **	—
Lothar Pauly	none		—
Walter Raizner	none		—
Total	514,068		4,000

*
Stock Option Plan 2001, tranche 1—exercise price: EUR 30.00; expiration date: August 12, 2011.
**
Stock Option Plan 2001, tranche 2—exercise price: EUR 12.36; expiration date: July 14, 2012.

        The members of our Supervisory Board owned a total of 9,768 Deutsche Telekom shares as of January 27, 2006. No individual member of our Supervisory Board beneficially owned 1% or more of our outstanding shares as of January 27, 2006.

        On an individual basis, the members of our Supervisory Board beneficially owned the following amount of Deutsche Telekom shares as of January 27, 2006:

Name	No. of Shares Beneficially Owned
Current members:
Dr. Klaus Zumwinkel	—
Franz Treml	—
Monika Brandl	704
Josef Falbisoner	504
Dr. Hubertus von Grünberg	—
Lothar Holzwarth	652
Dr. sc. techn. Dieter Hundt	—
Waltraud Litzenberger	118
Michael Löffler	110
Dr. Thomas Mirow	—
Hans W. Reich	—
Prof. Dr. Wolfgang Reitzle	—
Dr. Hans-Jürgen Schinzler	2,200
Dr. Klaus G. Schlede	—
Wolfgang Schmitt	5,009
Michael Sommer	—
Ursula Steinke	126
Prof. Dr. h.c. Dieter Stolte	—
Bernhard Walter	—
Wilhelm Wegner	345

Total	9,768

Former members who served on our Supervisory Board during 2005 and 2006:
Volker Halsch	—
Dr. Wendelin Wiedeking	3,000

Total	3,000

        No members of our Supervisory Board hold options to purchase Deutsche Telekom shares in an amount that exceeds 1% of the total shares outstanding.

EMPLOYEES AND LABOR RELATIONS

Employees

        As of December 31, 2005, the companies within the Deutsche Telekom consolidated group employed a workforce of 243,695 people worldwide, excluding interns and apprentices. This represents a decrease of 0.4% compared to December 31, 2004.

        The following table provides a geographic breakdown of our workforce at the dates indicated:

	December 31,
	2005	2004	2003(1)
Deutsche Telekom group employees(1)	243,695	244,645	248,519
thereof:
Germany	167,875	170,837	173,278
European Union outside of Germany(2)	37,339	38,789	41,846
Other European countries	9,243	9,909	10,188
North America	27,851	23,788	21,525
Rest of the world	1,387	1,322	1,682

(1)
Employees, excluding interns and apprentices.
(2)
The numbers of employees in 2003 have been adjusted to include those in countries that were members of the European Union as of January 1, 2005.

        The following table shows (i) the number of civil and non-civil servant employees within the Deutsche Telekom consolidated group, as well as within Deutsche Telekom AG, and (ii) the total number of employees by strategic business areas and Group Headquarters and Shared Services at the dates indicated:

Deutsche Telekom Group Employees(1)

	December 31,
	2005	2004	2003(1)
Deutsche Telekom AG(1)	106,604	110,979	118,669
thereof:
Civil servants	45,954	47,163	49,793
Salaried employees and wage earners(2)	60,650	63,816	68,876
Deutsche Telekom group(3)	243,695	244,645	248,519
thereof:
Civil servants	45,954	47,163	49,793
Salaried employees and wage earners	197,741	197,482	198,726
thereof:(4)
Broadband/Fixed Network	111,267	114,083	118,640
Mobile Communications	51,410	51,173	52,585
Business Customers	52,041	47,797	46,600
GHS	28,977	31,592	30,694

(1)
Employees, excluding interns and apprentices.
(2)
Thereof, 8,460 "civil servants temporarily without civil servant status" at December 31, 2005. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions, or accept employment conditions within the group, that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.
(3)
Thereof 27,680 employees and civil servants at December 31, 2005, who have been transferred from Deutsche Telekom AG to subsidiaries with the right of return to Deutsche Telekom AG.
(4)
The figures for 2003 and 2004 have been adjusted to correspond with the organizational structure of the Deutsche Telekom consolidated group as of January 1, 2005

        During 2005, we did not employ a significant number of temporary employees.

Employee Relations

        In Germany, works councils (Betriebsräte), whose members are elected by the employees, represent the interests of the employees vis-à-vis the employer in accordance with the Works Council Act (Betriebsverfassungsgesetz). Works councils are established locally, as well as at the subsidiary level and at the group level. Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including work schedules and rules of conduct. In April 2004, we furthermore established an E.U.-wide works council, which complies with the E.U. Works Council Directive. It has the right to be informed and consulted regarding our E.U. employees, but does not have the right to participate in the decision-making process.

        Traditionally we have had a good relationship with our works councils and the unions, and their cooperation is important to us, especially with regard to our work-force reduction plans.

Civil Servants

        As of December 31, 2005, approximately 45,954 (18.9%) of our consolidated group's employees were German civil servants. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the law governing our privatization, our civil servant employees retained their civil servant status when that conversion occurred. Accordingly, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized, pursuant to the law governing our privatization, to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunication Agency (Bundesanstalt für Post und Telekommunikation or the "Federal Agency") has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

        To achieve these objectives, we will need to have competitive, highly flexible and performance-oriented terms and conditions of employment with our civil servants. Under the German Postal Employees Act, which governs the legal position of civil servants at Deutsche Telekom AG, we have been given greater flexibility with respect to our relationship with our civil servants.

        Among other things, this law allowed for the complete elimination of the Christmas bonus, making it possible for us to finance the reduction in weekly working hours from 38 to 34 under Deutsche Telekom's employment alliance, which also applied to civil servants from April 2004. The agreement provides the option of assigning tasks in companies within or outside the group to active civil servants. The civil servants' compensation, healthcare and pension entitlements are maintained. Under certain circumstances, civil servants may also be transferred, even without their consent, to companies in which Deutsche Telekom AG has a direct or indirect majority shareholding.

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

        In accordance with the provisions of the Post and Telecommunications Reorganization Act (Postneuordnungsgesetz), the special pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants of Deutsche Telekom AG and the imputed gross remuneration of civil servants temporarily without civil servant status of Deutsche Telekom AG entitled to pension payments. These contributions amounted to EUR 862 million in 2005, EUR 911 million in 2004 and EUR 809 million in 2003. A fixed annual contribution of EUR 1.5 billion was payable for the years 1995 through 1999.

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

Other Employees

        As of December 31, 2005, approximately 197,741 (81.1%) of our group's employees were non-civil servants. In addition to being covered by collective bargaining agreements, the non-civil servant employees in Germany are, in general, covered by the Dismissal Protection Act (Kündigungsschutzgesetz), which imposes various restrictions on the involuntary termination of employment.

        Many of our employees in Germany are organized in unions, principally the union "ver.di" (Vereinte Dienstleistungsgewerkschaft). We also have labor contracts negotiated with smaller unions. Due to our acquisition of debis Systemhaus GmbH in 2002, the union IG Metall (Industriegewerkschaft Metall) also represents some employees of T-Systems. The terms and conditions of employment and salary increases for non-civil servant employees are negotiated between the unions and us. Pursuant to the law governing our privatization, the Federal Agency is responsible for concluding collective bargaining agreements relating to certain statutorily defined non-wage benefits, rules of conduct and other general terms of employment. Such agreements only become effective with our consent. For more information regarding agreements between us and the Federal Agency, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

        In June 2002, we and ver.di signed a collective agreement concerning employee rationalization matters for Deutsche Telekom AG. This agreement contains provisions providing protection in the case of rationalization-related job cuts affecting employees covered by collective agreements and apprentices who have successfully completed their training. In accordance with these provisions, we established Vivento, our personnel employment agency. This agency has as its primary task the absorption of covered employees affected by rationalization measures and, after appropriate re-training, if necessary, the placement of those employees in vacant positions inside and outside the Deutsche Telekom group. If no appropriate positions are vacant, the employees may, for limited periods, be assigned to third-party companies inside or outside the group for a fee, in accordance with the provisions of the Law on Labor Leasing (Arbeitnehmerüberlassungsgesetz). In this case, the employees remain employees of Deutsche Telekom AG and their contractual rights and obligations (under the terms of collective agreements) are not affected by the assignment. In 2003 and 2004, apprentices who had successfully completed their training at Deutsche Telekom AG were transferred to Vivento for a maximum period of one year immediately after the completion of their training. In this case, too, the task and objective of Vivento is to find long-term positions for these apprentices outside or inside the Deutsche Telekom group.

        On March 23, 2004, Deutsche Telekom AG reached a collective bargaining agreement with ver.di. This agreement includes, among other things, a reduction in the weekly working time for the employees of Deutsche Telekom AG (Wochenarbeitszeitverkürzung) in the T-Com business unit and Group Headquarters and Shared Services from 38 hours to 34 hours, with a partial reduction in wages from March 2004 onwards. Additionally a reduction of the compensation level for inactive employees within Vivento, from 100% to 85%, as of July 1, 2004, was agreed upon. Furthermore, as of January 1, 2005, a 2.7% increase in compensation took effect. In general, mandatory layoffs for operational reasons are generally suspended until the end of 2008. The pay for apprentices who are kept on for a limited period after their training was also reduced. In addition, as of January 1, 2005, apprentices who have completed their training are no longer kept on in Vivento. Instead, only the top 10% of each class completing their trainee examinations each year now receives a permanent position within the Deutsche Telekom group under the general employment terms and conditions.

        As a result of the reduction in weekly working hours, an additional 9,800 jobs have been safeguarded. Accordingly, some employees were not required to be transferred to Vivento and some employees were transferred back to permanent positions within the group.

        Our intention in establishing Vivento was to facilitate our reduction of excess staffing and to achieve long-term, efficient management of our workforce, while avoiding compulsory redundancies. The transfer of employees to Vivento commenced in the fourth quarter of 2002. Until June 30, 2003, all strategic business areas transferring employees to Vivento were obligated to make a one-time payment to Vivento. Commencing in 2004, strategic business areas transferring employees to Vivento, other than T-Com, have been required to make one-time payments to Vivento relating to such transferred employees. The costs associated with future salaries of employees transferred to Vivento will be reflected in the results of our Group Headquarters and Shared Services segment.

        In November 2005, we announced major staff reduction measures, particularly in Germany in the Broadband/Fixed Network strategic business area, as a result of regulation, strong competition and rapid technology development. Under these measures, approximately 32,000 employees in Germany will leave our company in the next three years. This includes approximately 7,000 staff whose employment positions will be permanently outsourced from Vivento. Although the remaining 25,000 employees will leave our company, approximately 6,000 new jobs will be created at the same time. This reduction will be realized in a socially responsible manner with voluntary measures such as a severance program and no compulsory redundancies. Thus, the net reduction in the number of jobs will be 19,000 over the next three years. The following strategic business areas will be affected by these staff reductions: 20,000 jobs at T-Com; 1,500 jobs in Group Headquarters and Shared Services; 550 jobs at T-Mobile (as part of T-Mobile's Save for Growth program); and 5,500 jobs at Business Customers.

        For information concerning our pension plan arrangements for non-civil servant employees, see note (28) to our consolidated financial statements, and "Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates."

ITEM 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        Prior to 1989, we were part of Deutsche Bundespost, a state-owned special asset (Sondervermögen des Bundes). In 1989, Deutsche Bundespost was divided into three distinct entities—Deutsche Bundespost Telekom, Deutsche Bundespost Postbank and Deutsche Bundespost Postdienst. Deutsche Bundespost Telekom was transformed, effective January 1, 1995, into Deutsche Telekom AG, a private stock corporation, which initially remained wholly owned by the Federal Republic. Our first offering of equity securities to the public was in November 1996, followed by a second offering of equity securities to the public in June 1999. Each of the 1996 and 1999 offerings included U.S. public tranches.

        According to information supplied to us by the Federal Republic, at December 31, 2005, the Federal Republic's direct ownership interest in our company was approximately 15.40%. KfW, a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 22.09% of our shares at December 31, 2005.

        Until November 2005, the Federal Republic administered its shareholdings and exercised its rights as a shareholder of Deutsche Telekom through the Federal Post and Telecommunications Agency, which is subject to the supervision of the Finance Ministry. Since December 2005, these rights are exercised by the Finance Ministry directly. In their capacities as shareholders, the Federal Republic and KfW may exercise only those rights that they have under the Stock Corporation Act and our Articles of Incorporation, which are the same for all of our shareholders. For more information regarding our Articles of Incorporation, see "Item 10. Additional Information—Articles of Incorporation."

        At present, the Finance Ministry and KfW each have one representative on our Supervisory Board. Additionally, the Finance Ministry has one representative on the supervisory boards of our subsidiaries, T-Systems Enterprise Services GmbH, T-Systems Business Services GmbH, T-Online International AG and T-Mobile International AG & Co. KG. For a description of the rights and responsibilities of the members of the Supervisory Board, see "Item 6. Directors, Senior Management and Employees—Supervisory Board."

        The table below sets forth the number of our ordinary shares held by holders of more than 5% of our ordinary shares and their percentage of ownership, based on information supplied to us by such holders, as of the dates indicated.

	For the year ended December 31,(1)
	2005			2004		2003
Identity of Person or Group
	Shares owned		%	Shares owned	%	Shares owned	%
Federal Republic(2)	646,575,126		15.40	954,372,849	22.74	1,092,721,315	26.03
KfW(3)	927,367,390	(4)	22.09	641,717,667	15.29	702,704,750	16.74

			37.49		38.03		42.77

(1)
Percentages calculated based on total outstanding shares as of the period end, which do not give effect to shares to be delivered in connection with the maturity of certain exchangeable bonds.
(2)
Reflects the sale of approximately 300 million shares by the Federal Republic to KfW in July 2005.
(3)
Reflects the transfer by KfW of approximately 22 million Deutsche Telekom shares to institutional KfW bondholders in April 2005.
(4)
Of which, approximately 285.3 million shares are subject to transfer to KfW securityholders in connection with outstanding KfW securities that mature in 2008.

        As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce its holdings of Deutsche Telekom shares. However, a reduction in the holdings of our shares by the Federal Republic or KfW will not have a material negative effect on our governance or business.

        Based on our share register, as of March 13, 2006, we had approximately 2,194,015 registered holders of our ordinary shares, including 1,991 registered holders of our shares with addresses in the United States. As of December 31, 2005, there were 4,198,077,903 total outstanding shares.

        As of March 13, 2006, there were 172,685,492 of our ADSs outstanding, with 1,458 holders of record of our ADSs with addresses in the United States and 47 holders of record of our ADSs with addresses outside the United States.

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

        For as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhängigkeitsbericht) setting forth the relationships and the transactions entered into between us and the Federal Republic or its affiliated agencies and enterprises. This "related-party report," which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor's findings thereon and inform the shareholders as to the conclusions of both. In the 2005 related-party report, our Management Board declared that, under the circumstances known to the Management Board at the time we performed the specified business transactions with the Federal Republic or its affiliated enterprises (including the Federal Agency), we received appropriate remuneration in respect of these transactions, and that we did not perform or omit any actions on behalf of, or on the instructions of, the controlling shareholder, in its capacity as such, or of its affiliated enterprises. Our independent auditors have confirmed the accuracy of our 2005 related-party report regarding the relationships between our controlling shareholder and us.

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

        Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post and the Federal Agency. Because German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We made a payment of EUR 49 million for these services in 2005 (compared to EUR 55 million in 2004 and EUR 63 million in 2003).

        The total costs of the Federal Agency, consisting mainly of personnel costs for its employees, are allocated pursuant to a cost plus 2% attribution system of the Federal Agency in accordance with actual expenses of the Federal Agency.

Federal Republic as Regulator

        The Federal Republic's role as regulator is independent and distinct from its role as shareholder. This regulatory function is exercised by the Federal Network Agency. Our telecommunications licenses held in Germany were acquired from the Federal Republic or its agencies. For more information, see "Item 4. Information on the Company—Regulation."

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

        In 2005, we purchased goods and services amounting to EUR 0.7 billion (compared to EUR 0.7 billion in 2004 and EUR 0.7 billion in 2003) from Deutsche Post World Net group. These mainly related to postage charges for letters and packages. During the same period, Deutsche Post purchased goods and services totaling EUR 0.4 billion (compared to EUR 0.4 billion in 2004 and EUR 0.5 billion in 2003) from us. This amount primarily consisted of IT products and services.

        We are a partner in a consortium that has contracted with the Federal Republic to develop and operate an innovative system for the collection of toll charges from heavy vehicles for their use of the German high-speed highway system. Pursuant to this arrangement, we have, along with our partners, undertaken certain obligations, including financial and performance obligations. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Contractual Obligations and Other Commitments" and "Item 8. Financial Information—Legal Proceedings."

Arrangements with Deutsche Post

        We entered into an agreement with Deutsche Post in 2000, which called for us to provide, among other things, information technology and corporate network services to Deutsche Post. In 2004, Deutsche Post AG and T-Systems revised this agreement and extended its duration. In return for these services, Deutsche Post provides distribution and transportation, printing, warehousing and other services to us. The objective of the arrangement is to allow each company to focus on its core competencies and dispose of peripheral activities.

        The Chairman of our Supervisory Board is also the Chairman of the Management Board of Deutsche Post AG, as well as the Chairman of the Supervisory Board of Deutsche Postbank AG.

Arrangements with Deutsche Postbank

        We and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 0.6 billion. This line of credit was not utilized at the end of the year. The interest rate of this credit is the average monthly Euro OverNight Index Average (EONIA) rate plus 15 basis points per year. For more information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.

        In the ordinary course of business we engage in a variety of other routine commercial banking relationships with Deutsche Postbank. We deposited cash with Deutsche Postbank in 2005 at normal market rates of interests and maturities. On December 31, 2005, the deposited cash totaled EUR 0.3 billion.

Arrangements with KfW

        Our Dutch finance subsidiary, Deutsche Telekom International Finance B.V. ("Deutsche Telekom Finance"), entered into two loan agreements with KfW in the amount GBP 150 million each, which are guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our credit rating. One loan will mature in two years and the other in four years.

Pension Contributions for Civil Servants

        Civil servants (Beamte) employed by us are entitled to pension benefits provided by the Federal Republic. Under German law, we are required to make annual contributions to a special pension fund (Unterstützungskasse) established to fund these pension obligations. For more information, see "Item 6. Directors, Senior Management and Employees—Employees and Labor Relations" and "Item 5. Operating and Financial Review and Prospects—Segment Analysis—Broadband/Fixed Network—Broadband/Fixed Network Operating Expenses—T-Com Total Operating Expenses—T-Com Personnel Costs."

Federal Republic Guarantees

        Under German law, all of our liabilities outstanding as of January 1, 1995, the date of Deutsche Telekom's registration in the Commercial Register (Handelsregister) in Bonn, became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic's obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 1, 1995. These guarantees amounted to an aggregate of EUR 2.0 billion as of December 31, 2005.

DT 3 Offering

        In connection with the global offering of our securities by KfW in June 2000 (the "DT 3 Offering"), we agreed to bear certain offering-related expenses in view of the benefits to be accrued by us from the offering. We, the Federal Republic and KfW agreed to indemnify the underwriters of that offering against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, in the manner provided for in the underwriting agreement. The underwriting agreement allocated among us, the Federal Republic and KfW indemnification responsibility for particular sections of the disclosure materials, with us taking responsibility vis-à-vis the underwriters for, among other things, the parts of the disclosure materials concerning our business and financial statements. Additionally, we agreed with KfW to assume responsibility for errors, if any, in the translation of some of the prospectuses and in certain supplementary disclosure items that were required under local law in some offering jurisdictions. Moreover, as the issuer of the shares that were offered, we became subject to the prospectus liabilities, if any, associated with the registering or listing of the securities offered in various jurisdictions. The underwriting agreement provided that its underwriter indemnification provisions were in addition to, and did not affect, any liability that we, KfW, the Federal Republic or the underwriters may otherwise have had. For more information, see "Item 8. Financial Information—Legal Proceedings."

Other Transactions

        We provide telecommunications services to numerous companies, mainly throughout Europe, in the ordinary course of our business, including firms in which we hold an ownership interest and firms with which certain members of the Supervisory Board are affiliated. We also provide telecommunications services in the ordinary course of business to the Federal Republic and its agencies and instrumentalities (including corporations owned, or controlled by, or affiliated with, the Federal Republic).

        From January 2006, we have made available for the benefit of PTC, our 49%-owned Polish affiliate, funds in the amount of approximately EUR 75 million for the purposes of assuring the timely payment of some particularly important liabilities, such as liabilities for wages and taxes, which might otherwise have been delayed because of legal complexities ensuing from the dispute among PTC's shareholders. We expect these funds to be repaid by PTC with agreed interest in the near future.

ITEM 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

        For more information, see "Item 18. Financial Statements."

EXPORT SALES

        See note (38) to the consolidated financial statements for a presentation of our revenues by geographic area.

LEGAL PROCEEDINGS

        The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. In addition, proceedings involving alleged abuse of a market-dominant position by us, and alleged antitrust violations, are pending before regulatory and competition law authorities. For additional information concerning pending proceedings before or involving competition and regulatory authorities, see "Item 4. Information on the Company—Regulation."

Securities and Corporate Law-Related Proceedings

  U.S. Class Action Suits

        In 2000, a number of class action lawsuits were filed and consolidated in the U.S. District Court for the Southern District of New York by or on behalf of purported purchasers of our ADSs issued pursuant to a registration statement on Form F-3 filed with the SEC on May 22, 2000, and pursuant to a prospectus dated June 17, 2000, and on behalf of purported purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001. The operative complaint in these consolidated actions asserted claims against us and the former Chairman of our Management Board, and others, under U.S. federal securities statutes, based on allegations that statements made in the registration statement and prospectus were materially false and misleading, because we allegedly had failed to adequately disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation, and allegedly had overstated the value of our real estate portfolio. The U.S. District Court certified the action as a class action and defined the class to include all purchasers of our ADSs during the period from June 19, 2000, to and including February 21, 2001 (the "Class"). The selling shareholder in the offering, KfW, was subsequently dismissed from the action and fact discovery in the U.S. class action suits was completed.

        On January 28, 2005, plaintiffs' and defendants' counsel entered into a Stipulation and Agreement of Settlement (the "Settlement"), which was approved by the U.S. District Court on June 9, 2005. On the basis of the Settlement, without conceding any wrongdoing, we paid USD 120 million (approximately EUR 92.2 million) into a settlement fund, the proceeds of which will first be used to pay administrative expenses related to the Settlement as well as attorneys' fees and to reimburse expenses of plaintiffs counsel, and then be distributed to the members of the Class in accordance with a plan of allocation approved by the court. A portion of this amount was covered under our existing directors' and officers' liability (D&O) insurance policies. With effectiveness of the Settlement, all claims that have been or could have been asserted by any Class members against us or any of the defendants that arise out of or relate in any way to the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth or referred to in the consolidated class actions, or that could have been asserted relating to the purchase, transfer or acquisition of ordinary shares in the form of our ADSs during the class period have been dismissed and released.

  Reimbursement Proceedings against the Federal Republic and KfW

        In December 2005, we filed lawsuits against the Federal Republic and KfW for reimbursement of expenses in connection with the DT 3 Offering in June, 2000, in the amount of approximately

EUR 112 million. We claim that the Federal Republic and KfW are obliged to reimburse us for all legal expenses that we bore in connection with the abovementioned class action lawsuits that were filed and consolidated in the U.S. District Court for the Southern District of New York, as well as for our contribution to the settlement fund. Our claim includes reimbursements by the D&O insurers in the aggregate amount of EUR 46 million.

  German Prospectus Liability Suits

        Since 2001, purported purchasers of our shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed over 2,000 lawsuits in Germany predominantly alleging that the book values of our real property portfolio were improperly established and maintained under German GAAP. In many of these lawsuits, claims have also been made with respect to the VoiceStream transaction that are analogous to those made in the settled U.S. class action lawsuits described above. In the most recent series of related lawsuits, however, which were mainly filed in May 2003, plaintiffs assert additional allegations, including, among other things, that the purchase price for the U.K. mobile carrier One2One was unreasonably high, that the prospectus did not adequately inform investors about necessary write-offs to goodwill, that our internal mid-term financial plan for 2000-2004 was inaccurate, and that the prospectus did not properly inform investors about the general risks of international expansion, relations with our major shareholder, the Federal Republic, and the risks of the liberalization of the German telecommunications market. Further, they allege that our business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be purchased in an auction in August 2000.

        These lawsuits are pending before the District Court (Landgericht) in Frankfurt am Main, where a first oral hearing took place on November 23, 2004. In the hearing, the presiding judge at that time issued a statement describing his preliminary view that he doubted whether the valuation method we had used in determining the book values we had recorded for our real property portfolio complied with the applicable legal standards. Therefore, he continued, it might become necessary to take evidence by obtaining an expert opinion with respect to the value of our real property portfolio. However, the presiding judge also stated that the court, in its preliminary opinion, and subject to additional briefing by the parties, regarded the claims unrelated to the valuation of our real property portfolio as unfounded. In a second oral hearing on October 25, 2005, the court announced that it expects to be able to utilize the Act on Model Case Proceedings in Disputes under Capital Markets Law (Kapitalanleger-Musterverfahrensgesetz, the "Capital Markets Model Case Act"), which became effective November 1, 2005. The Capital Markets Model Case Act allows for the initiation of a "model proceeding" upon the motion of any party seeking a decision regarding questions of necessary facts or law. If the motion is joined by nine other parties or is made in nine other cases, the District Court must initiate the master proceeding by seeking a decision of the Court of Appeals (Oberlandesgericht) as to the common questions of law and fact. The master decision by the Court of Appeals is binding for all parties in the main proceedings. The aggregate amount of all shareholders' claims filed in Germany in these lawsuits is approximately EUR 76 million.

        We are contesting each of the aforementioned lawsuits vigorously, but we are not in a position to predict the outcome or impact of the lawsuits at this time.

  Prospectus Liability Conciliation Proceedings

        In addition, many purported shareholders have initiated conciliation proceedings with a state institution in Hamburg (Öffentliche Rechtsauskunfts-und Antragsstelle der Freien und Hansestadt Hamburg, the "OeRA"), in our view, mainly as an effort to stay the statute of limitations. According to information we have received from the OeRA, several thousand shareholders have instituted conciliation proceedings. We expect the claims made in these conciliation proceedings to be analogous to those made in the prospectus liability lawsuits described above. Our participation in these conciliation proceedings is voluntary, and we have declined to participate. We expect that the OeRA will eventually dismiss these proceedings and that a substantial number of the applicants will file lawsuits analogous to those made in the prospectus liability lawsuits described above.

  PTC Proceedings

        In December 2000, T-Mobile Deutschland filed arbitration proceedings in Vienna, Austria, against Elektrim S.A. ("Elektrim") and Elektrim Telekomunikacja ("Telco") claiming that Elektrim and Telco breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to Telco, a limited company under Polish law in which each of Elektrim and Vivendi Universal S.A. ("Vivendi") had a shareholding of 49% (with another company, Ymer, holding the remaining 2%). In particular, T-Mobile Deutschland claimed that:

  •
  the transfer of shares required the approval of PTC's supervisory board;

  •
  the shareholders' agreement permitted only the transfer of a party's entire interest; and

  •
  the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained.

        In November 2004, the arbitration tribunal ruled that (i) the transfer of the PTC shares to Telco was invalid; and (ii) that if Elektrim cannot recover those shares within two months, this shall be deemed to be a material breach, which under the PTC shareholders' agreement would give rise to a call option in favor of T-Mobile Deutschland over Elektrim's shares at a price equal to their book value. Because Elektrim—in our opinion—did not recover these shares within the two-month period, T-Mobile Deutschland provided notice of exercise of its call option on such shares. Elektrim disputes the validity of this call option and claims it did recover the shares within the two-month period set by the tribunal. On December 20, 2005, a commercial court in Vienna cancelled the decision of the arbitration tribunal that the transfer of PTC shares to Telco was invalid. T-Mobile Deutschland has appealed against this ruling.

        In addition, other litigation among the parties, including Vivendi, Elektrim and Telco continues, such that no assurance can be given as to the outcome and duration of these disputes. In particular, in April 2005, we and T-Mobile Deutschland were served a complaint which was filed by Vivendi with the Tribunal de Commerce de Paris (the "Commercial Court") seeking a declaratory judgment that we had maliciously terminated contractual negotiations with Vivendi in September 2004, thereby causing Vivendi to incur damages in the amount of approximately EUR 2.2 billion. Additionally, Telco has initiated tort actions in the District Court in Warsaw against seven of our employees who have been nominated to, or have acted as nominees of T-Mobile Deutschland in, the corporate bodies of PTC, claiming PLN 3 million (approximately EUR 0.8 million), and an additional as yet undetermined amount, in damages.

        In February 2006, we were informed that Telco had filed a lawsuit seeking to exclude T-Mobile Deutschland from the ownership in PTC, for fair market value and to obtain summary relief freezing T-Mobile Deutschland's shareholder rights.

  Release Proceedings Relating to the T-Online Merger

        Some T-Online shareholders have filed lawsuits with the District Court in Darmstadt challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online International AG and Deutsche Telekom AG, adopted at the T-Online International AG shareholders' meeting on April 29, 2005. Because of these lawsuits, the merger has not yet been entered into the Commercial Registers of T-Online and Deutsche Telekom in Darmstadt and Bonn, respectively, and, therefore, is not yet effective. On August 12, 2005, T-Online filed an application for release with the District Court in Darmstadt, seeking an order preventing the lawsuits of such shareholders from standing in the way of the merger's registration. On November 29, 2005, the District Court rejected T-Online's application for release.

        On December 9, 2005, T-Online filed an immediate appeal with the Court of Appeals in Frankfurt am Main in the release proceedings. In response to T-Online's appeal, the Court of Appeals has set aside the decision of the Darmstadt District Court and found that such lawsuits do not stand in the way of the registration of the merger with Deutsche Telekom in the commercial register. This decision however is not yet final and binding. Appeals have been filed with the Federal Court of Justice (Bundesgerichtshof) by some of the opposing parties in the release proceedings, such opposing parties being shareholders who have filed lawsuits challenging the validity of the resolution approving the merger.

  Damage Proceedings Relating to the Voluntary Public Offer for T-Online Shares

        On December 2005, four shareholders of T-Online International AG who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares filed suit with the District Court in Frankfurt am Main. These plaintiffs alleged that we had provided incomplete information in connection with the offer, and therefore requested a declaratory judgment to the effect that we are liable for damages. Plaintiffs have not yet specified the amount of damages sought.

        We are contesting each of the aforementioned lawsuits vigorously, however we are not in a position to predict the outcome or impact of the lawsuits.

  Investigations

        In 2005, the Bonn public prosecutor dropped several previously disclosed investigations that it had been conducting related to certain of our activities. These investigations involved allegations related to the book values we first recorded for our real property portfolio in 1995. We reimbursed the accused individuals in the investigations, including a former member of our Management Board, for fees, expenses and other amounts payable by them in connection with the mutually consented termination of the investigation. Such reimbursement is standard practice in Germany. The Bonn public prosecutor further dropped several previously disclosed investigations that it had been conducting involving allegations that members and former members of our Management Board had breached their duties by causing us to pay excessive consideration for VoiceStream and Powertel, allegations that we had wrongfully borne liability risks in connection with the June 2000 global offering by KfW of our shares, and allegations of prohibited insider transactions with respect to amendments of lock-up agreements with Sonera.

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

        The Federal Cartel Office is empowered to enforce these provisions and may impose sanctions if its orders are violated. However, before taking action against abuses of market-dominant position in the telecommunications sector, the Federal Cartel Office must consult with the Federal Network Agency. Market participants damaged by abusive practices of a market-dominant provider may claim damages under the Telecommunications Act as well as under the Act Against Restraints of Competition.

        On August 8, 2003, the Federal Cartel Office and the Federal Network Agency opened parallel proceedings against us, following a complaint by Vodafone D2 and info.portal concerning the way in which we provide the complainants and other parties with access to our "NDIS" online directory information database. Vodafone D2 and info.portal use this database for providing voice directory services. In June 2003 we installed a filter in NDIS that grants external users access only to data that the Telecommunications Act requires us to make available. Directory information that we do not obtain in our function as a carrier, but from other sources, is currently not being provided to external NDIS users. The complainants assert that this practice limits their possibilities regarding the provision of operator-based voice directory services and, thus, constitutes an abuse of a market-dominant position. Since most companies providing operator-based voice directory services use the NDIS technology, or comparable software available from at least two other companies, we argue that we do not have a market-dominant position in this area. Furthermore, we contend that the filter complies with the relevant provision of the Telecommunications Act. If the complainants succeed, we would be obliged to adapt the filter in accordance with the Federal Network Agency's or the Federal Cartel Office's decision and deliver value-added data to third parties. These proceedings are still pending, however, neither the Federal Cartel Office nor the Federal Network Agency have actively pursued this matter since June 2004.

        In April 2004, the Federal Cartel Office approached us with the request that we provide certain information in relation to the previous sale of our television cable business, Kabel Deutschland GmbH ("KDG") to a purchaser consortium in 2003. The Federal Cartel Office requested information in order to be able to examine whether KDG or the purchaser consortium and Deutsche Telekom agreed on an inappropriate non-compete clause, according to which KDG would be restricted from offering high-speed Internet services over its broadband television cable network in Germany. We do not believe that this investigation by the Federal Cartel Office will result in any further proceedings against us. If, however, the Federal Cartel Office were to establish that any anti-competitive activities had occurred in connection with the sale of KDG, it could impose a fine of up to three times the amount of the additional proceeds we purportedly realized as a result of the alleged infringement of the competition rules. In addition, we could be obliged to amend our current service agreements with KDG. However, to our knowledge the Federal Cartel Office has not actively pursued this matter since September 2004.

        The requirements imposed upon us by German competition law must also be viewed in the context of E.U. competition rules. For more information, see "—Item 4. Information on the Company—Regulation—The E.U. Regulatory Framework—Competition Law.

Proceedings Against Decisions of the Federal Network Agency

  Wholesale Markets

  Interconnection

        In 2000, the Federal Network Agency issued an order establishing a new tariff structure for interconnection, replacing the primarily distance-based tariff structure with an element-based tariff structure. We filed a complaint against this order and asked the Cologne Administrative Court (Verwaltungsgericht) for an injunction. In December 2000, the court granted the requested injunction, but the Federal Network Agency applied to the Appellate Administrative Court (Oberverwaltungsgericht) in Münster for permission to appeal. That court rejected the appeal in May 2001. Meanwhile, in the main action, the Cologne Administrative Court decided in our favor. However, one of our competitors, Arcor, appealed this decision in the main action. Arcor subsequently withdrew the appeal. As a result the decision of the Cologne Administrative Court is final.

        In 2001, the Federal Network Agency issued a decision regarding the charges for interconnection services in the period from December 1, 2001, through November 2003, replacing the distance-based tariff structure with an element-based tariff structure. Certain of our competitors and we filed complaints and requests for injunctions with the Cologne Administrative Court. These motions for injunctions were rejected. In the main action some competitors and we withdrew the complaints. The remaining proceedings are still pending.

        In November 2003, the Federal Network Agency issued a decision adjusting the rates applicable to interconnection services from December 1, 2003, through May 2006. We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates. We subsequently withdrew our complaint. In addition, a competitor filed a complaint with the Cologne Administrative Court against the charges for certain interconnection services, claiming lower rates. These proceedings are still pending.

        In December 2003, the Federal Network Agency partly approved an application from 15 local carriers for higher call termination charges. We pay these charges for calls originating in our network that are terminated in the networks of other carriers. Before this decision, these charges had always been billed on a reciprocal basis, for example, at the rate approved for us. Under this decision, with effect from December 15, 2003, through October 31, 2004, local carriers were allowed to charge EUR 0.50 per minute more for the termination of calls in their networks than we could charge for the termination of calls in our network. We filed a complaint against this decision in the Cologne Administrative Court and asked the court for an injunction, which was granted in February 2004. The Federal Network Agency appealed this decision, but the Appellate Administrative Court in Münster rejected its appeal. In the main action, the Cologne Administrative Court decided in our favor, but several of our competitors appealed this decision. The Federal Administrative Court (Bundesverwaltungsgericht) in Leipzig rejected the appeals. In addition, 15 local carriers have now filed a complaint against the Federal Network Agency's December 2003 decision, claiming that the call termination charges they were allowed to charge should be higher. These proceedings are also still pending.

        In June 2003, the Federal Network Agency issued a decision approving a surcharge of EUR 0.04 on our basic interconnection tariffs (an "access-cost contribution"). We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates. We subsequently withdrew our complaint. In addition, certain of our competitors filed complaints with the Cologne Administrative Court, seeking the annulment of the Federal Network Agency's decision, and asked the court for an injunction. The court granted the injunction, but we appealed this decision to the Appellate Administrative Court in Münster, which decided in our favor. In the main action, the Cologne Administrative Court granted our competitors' requested relief, but we have appealed this decision. These proceedings are still pending.

        In September 2003, the Federal Network Agency revoked the aforementioned access-cost contribution insofar as it applied up to November 2003. We filed a complaint against this decision with the Cologne Administrative Court. We subsequently withdrew our complaint. In addition, two of our competitors also filed complaints against the court's decision, claiming that the access-cost contribution should have been revoked retrospectively as well as prospectively. These proceedings are still pending.

        In September 2004, the Federal Network Agency issued a decision adjusting the rates we could charge for our wholesale broadband product, ZISP, which we provided from October 1, 2004, to October 31, 2005. This product offered customers operating IP platforms access to our digital subscriber line network. We filed a complaint against this decision and asked the Cologne Administrative Court for an injunction, claiming higher rates for using specific IP-connecting services. The Cologne Administrative Court rejected the requested injunction. These proceedings in the main action are still pending.

        In October 2005, the Federal Network Agency issued a decision adjusting the rates we could charge for our wholesale broadband product, ZISP, which we provided from November 1, 2005, to November 30, 2007. This product offered customers operating IP platforms access to our digital subscriber line network. We filed a complaint against this decision and asked the Cologne Administrative Court for an injunction, claiming higher rates for using specific IP-connecting services. These proceedings are still pending.

  Local Loop

        In 1999, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from April 1, 1999, to March 31, 2001. Certain of our competitors and we filed complaints with the Cologne Administrative Court against this decision. We subsequently withdrew our complaint. Regarding the complaints of the competitors a dispute arose as to whether, and to what extent, our business secrets disclosed to the Federal Network Agency could also be disclosed to our competitors taking part in the proceedings. In August 2003, the Federal Administrative Court ordered the Federal Network Agency to disclose to the competitors all of its files in connection with its local loop rates decision—which included the disclosure of our business secrets. In October 2003, we filed a complaint with the Federal Constitutional Court (Bundesverfassungsgericht) and applied for an injunction. In February 2004, the Federal Constitutional Court granted the injunction in essence. The court decided that the Federal Network Agency could not disclose the files containing our business secrets, except for those related to the Federal Network Agency's challenged decision in 1999. The proceedings in the main action are still pending. Although the outcome of these proceedings cannot be determined at this time, an adverse decision in the main action could subject business secrets that we submit to the Federal Network Agency, to public disclosure, which may have a material adverse effect on our competitive position or results of operations.

        In 2001, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from April 1, 2001, to March 31, 2003. In April 2001, certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. We subsequently withdrew our complaint. Regarding the complaints of our competitors, proceedings are still pending.

        In July 2002, the Federal Network Agency imposed upon us the obligation to modify our contractual conditions for the provision of access to the local loop. We were required, among other things, to include in our contracts clauses requiring us to pay penalties in cases of delay. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted the requested injunction, which was affirmed by the Appellate Administrative Court in Münster. In the main action the courts decided in our favor as well. The decision is final.

        In 2003, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from May 1, 2003, to March 31, 2005. Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. These proceedings are still pending.

        In 2004, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop (in this case, relating to our activation and termination charges). Certain of our competitors filed complaints against this decision and asked the Cologne Administrative Court for an injunction, but the court rejected the request. The proceedings in the main action are still pending.

        In 2005, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop provided during the period from April 1, 2005, to March 31, 2007. We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates, and asked the court for an injunction. The Cologne Administrative Court rejected the requested injunction. In the main action, the proceedings are still pending. Certain of our competitors also filed complaints against the Federal Network Agency's decision seeking lower rates. These proceedings are still pending.

        In 2005, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop (relating to our activation and termination charges). Certain of our competitors filed complaints with the Cologne Administrative Court against this decision. The proceedings are still pending.

        In 2005, the Federal Network Agency issued a decision regarding the access to the local loop according to legal conditions of the new telecommunication law which was implemented in summer

2004. Certain of our competitors filed complaints against this decision. In addition, a competitor asked the Cologne Administrative Court for an injunction. The court, however, rejected the requested injunction. In the main action, the Cologne Administrative Court rejected the complaint of the last mentioned competitor. The competitor appealed the decision. The proceedings are still pending. Regarding the complaints of the other competitors, the proceedings in the main action are still pending.

  Leased Lines

        In 2002, the Federal Network Agency imposed upon us the obligation to modify our contractual conditions for the provision of leased lines. We were required, among other things, to include in our contracts clauses requiring us to pay penalties in cases of delay, to expand our wholesale supply, and to guarantee certain delivery periods. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted our request for an injunction, but the Federal Network Agency appealed this decision. The Appellate Administrative Court in Münster subsequently rejected the appeal. The proceedings in the main action are still pending.

        In January 2005, the Federal Network Agency issued a decision approving the rates we could charge for our digital leased lines, which are based on a new tariff structure. Three of our competitors filed complaints with the Cologne Administrative Court against the approval of these tariffs. The proceedings are still pending.

  Resale

        In 2003, the Federal Network Agency imposed upon us the obligation to offer unbundled resale services that would permit telecommunications services resellers to acquire line-access services (including DSL), unbundled from voice telephony calls. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court rejected our request for an injunction, but we appealed this decision to the Appellate Administrative Court in Münster. This court, too, rejected our request for an injunction. We subsequently withdrew our complaint. The proceedings are completed.

  Billing and Collection

        In 2000, the Federal Network Agency imposed upon us the obligation to continue providing billing and collection services to certain competitors that were providing their services to our fixed-line customers. The affected services included call-by-call services, pre-selection services, certain value-added services, Internet-by-call services and directory assistance services. We asked the Cologne Administrative Court for an injunction and filed a complaint. In July 2002, the court rejected our request for an injunction. We appealed this decision to the Appellate Administrative Court in Münster, but this court also rejected our request. In November 2002, the Cologne Administrative Court decided the main action partly in our favor by excluding value-added services, Internet-by-call services and directory services from the obligation. In December 2002, the Federal Network Agency and we appealed the decision to the Appellate Administrative Court in Münster. The appeals were withdrawn subsequently. In a related matter, in 2000, one of our competitors filed a complaint against the obligation mentioned above, claiming that we should also have been ordered to manage customer complaints, send late payment warnings and enforce late payments on their behalf. In November 2002, the Cologne Administrative Court rejected this complaint. The competitor appealed the court's decision. The competitor withdrew the appeal. As a consequence, the decision of the Cologne Administrative Court is final.

  Retail Markets

        In 2001, the Federal Network Agency decided that rates we could charge for external telecommunications of closed user group members are subject to regulatory approval. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted the requested injunction, which was affirmed by the Appellate Administrative Court in Münster. In the main action, the Cologne Administrative Court decided in our favor. The Federal Network Agency appealed this decision to the Appellate Administrative Court in Münster but subsequently withdrew the appeal. As a consequence, the decision of the Cologne Administrative Court is final.

        In 2002, the Federal Network Agency imposed upon us the obligation to raise the rates we had contractually agreed upon with two closed user groups. We asked the Cologne Administrative Court for an injunction and filed a complaint. The court granted the requested injunction, which was affirmed by the Appellate Administrative Court in Münster. In the main action the courts decided in our favor. The decision is final.

        In 2003, the Federal Network Agency approved our "AktivPlus" tariffs, which offer our customers reduced-price telephone services for an additional monthly fee. Certain of our competitors filed complaints against the approval of these tariffs and asked the Cologne Administrative Court for an injunction, which was granted. We appealed this decision, and the Appellate Administrative Court in Münster granted our request. The proceedings in the main action are still pending.

        In 2004, the Federal Network Agency approved our "AktivPlus XXL" and "enjoy" tariffs, which offer our customers reduced-price to no-charge telephone services (e.g., weekend flat rate) for an additional monthly fee. Certain of our competitors filed complaints against the approval of these tariffs and asked the Cologne Administrative Court for an injunction. The court rejected the requested injunction. In the main action the competitors withdrew the complaints. As a consequence, the decision of the Federal Network Agency is final.

  Subscriber Information

        In August 2005, the Federal Network Agency reviewed the costs we had allocated for providing subscriber information to third-party providers of directory services and decided to reduce these charges from EUR 49 million to EUR 770,000. We filed a complaint against this decision with the Cologne Administrative Court and asked the court for an injunction. The Cologne Administrative Court rejected the requested injunction. In the main action the proceedings are still pending. Moreover certain of our competitors also filed complaints with the Cologne Administrative Court, claiming that we should provide subscriber information free of charge. These proceedings are also still pending.

Other Proceedings

  Bundle By-Call/ISDN

        In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and us before the Hamburg District Court, claiming that T-Online had engaged in an anti-competitive practice by bundling its "By-Call" Internet access charge with our ISDN telephone access. The court decided in our favor with regard to both the injunction as well as the main action. AOL Bertelsmann's appeal to the Court of Appeals in Hamburg was rejected. AOL Bertelsmann then lodged an appeal with the Federal Court of Justice (Bundesgerichtshof). In March 2004, the Federal Court of Justice remanded the case to the Hamburg Court of Appeals for further proceedings in connection with factual determinations that could have a significant influence on the outcome of the appellate proceeding. We believe that these additional proceedings will not be concluded in the near term and, therefore, that a determination with respect to a likely outcome of these proceedings cannot be made at this time. However we have determined, that the case is not material to us.

  Employee Housing

        In September 1998, Deutsche Post AG commenced an arbitration proceeding against us, seeking reimbursement for the cost of providing employee housing to a number of our employees who were former Deutsche Bundespost employees. Primary responsibility for the housing of former employees of

Deutsche Bundespost had been assigned to Deutsche Post AG in 1995. The parties have different views as to the appropriate amount of reimbursement. Currently, Deutsche Post AG is seeking reimbursement of EUR 139.7 million from us, although we expect that Deutsche Post AG may claim further amounts in the event its initial claim is successful. In March 2000, we raised counterclaims in the amount of EUR 62.6 million, which related to down-payments we had made in 1995 and 1996. The parties are discussing a settlement, but we cannot offer assurance that a settlement will be achieved.

  Vodafone Czech Republic

        In May 2004, Vodafone Czech Republic (formerly Oskar Mobil) filed a lawsuit in the Municipal Court in Prague (Mestský soud v Praze), seeking damages in the amount of CZK 614,909,677 (approximately EUR 19.5 million). Vodafone Czech Republic states that it suffered damage due to discrimination in the retail prices of calls from T-Mobile Czech Republic's network to Vodafone Czech Republic's network. In 2000 and the first half of 2001, T-Mobile charged for calls to Vodafone Czech Republic's network 1 CZK lower amount than the amount charged for calls to Eurotel Praha. Vodafone Czech Republic supported its action with a decision of the Czech Antimonopoly Office (Úrad pro ochranu hospodárské souteze), which had declared that T-Mobile Czech Republic had abused its dominant position by charging different prices for calls to Vodafone Czech Republic and Eurotel Praha. T-Mobile Czech Republic filed an action against this decision with the Administrative Court in Olomouc (Vrchní soud v Olomouci), which was later referred to the Supreme Administrative Court (Nejvyssí správní soud) in Brno. In January 2005, the Supreme Administrative Court annulled the decision of the Czech Antimonopoly Office, based on the fact that it had not sufficiently proven that the alleged price discrimination had led to a distortion of competition. According to the court's decision, the Czech Antimonopoly Office had to renew its administrative proceedings in order to obtain more evidence. In May 2005, the Czech Antimonopoly Office discontinued the proceedings due to lack of available evidence. As a consequence, Vodafone Czech Republic is not able to base its arguments on any decision of the Czech Antimonopoly Office.

        Vodafone Czech Republic claims in its action that the damage occurred for two main reasons: (1) charging different prices resulted in a decrease in outgoing traffic from the T-Mobile network to the Vodafone Czech Republic network, which had a negative impact on the total balance of interconnection services for Vodafone Czech Republic; and (2) as a result of charging different prices, Vodafone Czech Republic did not obtain as large a number of customers as it would have obtained if the prices for calls from the T-Mobile network to the networks of Eurotel Praha and Vodafone Czech Republic had been the same. Vodafone Czech Republic presume that if prices for calls to Vodafone Czech Republic and Eurotel Praha had been the same, it would have obtained more customers than it obtained in reality. Parties to the dispute made several submissions to the Municipal Court in Prague. Therefore, the court seems to have enough information to proceed to a decision on the merits of the matter. The court has not, however, ordered a hearing yet. The court hearing will be held on April 5, 2006.

  Radio Frequency Emissions

        Beginning in 2000, plaintiffs filed numerous state court class-action lawsuits against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting product liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial money damages (including punitive damages), as well as injunctive relief. After several years of litigation on procedural issues, the plaintiffs voluntarily dismissed without prejudice three of the four in which T-Mobile USA is involved. Plaintiffs filed an amended complaint in the remaining case, which was recently removed to federal court. T-Mobile USA continues to vigorously defend this case.

  Consumer Class Actions

        A number of substantially identical purported consumer class-action lawsuits are pending in various state and federal courts in the United States (the federal cases have been consolidated in the U.S. District Court for the Southern District of New York), against T-Mobile USA, as well as other major U.S. wireless carriers, alleging that each of the defendants had violated federal and/or state antitrust laws by improperly tying the sale of wireless mobile devices to the sale of wireless telephone services. The complaints seek injunctive relief, compensatory damages, treble damages, and attorneys' fees. In August 2005, the federal district court granted a motion for summary judgment in favor of all defendants, dismissing all claims in the federal cases except the conspiracy claims, which had not been the subject of the motion. The plaintiffs have appealed this ruling. The parties are engaging in limited discovery with respect to the remaining claims, after which the court has scheduled an opportunity for additional summary judgment motions as well as other procedural motions (such as class certification). We are continuing to defend these lawsuits vigorously.

  QPSX Patents

        In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in München against us and Siemens AG, alleging that we are both infringing on the plaintiff's patent by providing services using ATM technology. Because ATM technology is used in a number of products and services that we offer (e.g., T-DSL and T-ATM), an unfavorable outcome in this proceeding could have a substantial adverse effect on our business. In June 2004, the Federal Patent Court (Bundespatentgericht) nullified the QPSX-Patent. QPSX has lodged an appeal to the Federal Court of Justice.

  VAT Repayment for UMTS Licenses

        In 2000, we acquired UMTS licenses pursuant to auctions in Germany, the United Kingdom, the Netherlands and Austria, for an aggregate amount of approximately EUR 15.8 billion. These purchases were invoiced by the respective countries without identifying whether a portion of the purchase price included the collection of VAT from the purchaser. Subsequent to the acquisition of these licenses, in the United Kingdom and Austria we and other licensees initiated proceedings in our respective home countries under the provisions of the E.U. directives relating to the recovery of VAT in certain circumstances. We do not expect a decision regarding these claims for repayment of VAT in the near future. However, should we prevail in these proceedings, we could receive a significant tax refund.

  Reimbursement and Damages for Subscriber Data Costs

        In December 2004 and January and February 2005, a number of telephone directory service providers, especially telegate AG ("telegate"), who receive data from us relating to subscribers of voice telephony services for the purpose of providing their own directory services, filed lawsuits with the District Court in Cologne in the aggregate amount of approximately EUR 100 million, plus interest, claiming reimbursement for payments made to us since 1999. The plaintiffs, referring to a decision by the E.U. Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit), accused us of having included inadmissible costs in our charges for providing customer data. In August and September 2005, the court ordered us to reimburse the plaintiffs in the aggregate amount of approximately EUR 75 million, but we have lodged an appeal against this decision with the Court of Appeals in Cologne. Plaintiff telegate, which was awarded approximately EUR 60 million of this amount, but which had claimed an additional EUR 25 million, has lodged an appeal of the lower court's decision with the Court of Appeals in Düsseldorf.

        In a related matter, on October 19, 2005, additionally and in consideration of the foregoing judgments, as well as the Federal Network Agency's decision of August 17, 2005 (BK 3c 05/036) relating to the costs of subscriber information two further lawsuits were served on us, one by telegate for damages of approximately EUR 86 million, plus interest, and another by telegate's founding shareholder, Dr. Klaus Harisch, for damages of approximately EUR 329 million, plus interest. Both plaintiffs claim that they incurred losses, due to the alleged adverse effect that our alleged inclusion of inadmissible costs in our provision of customer data had on telegate's positioning in the market, the resulting capital increases that this required, and the weaker development of telegate's share price. A first oral hearing has been scheduled for March 17, 2006. We intend to defend these lawsuits vigorously.

  Damages for Lost Profits/Price Squeeze

        In December 2005, Arcor AG & Co. KG ("Arcor") filed a lawsuit with the District Court in Cologne in the aggregate amount of approximately EUR 41.9 million, plus interest, claiming damages for lost profit with retail analogue access products as a result of an alleged price squeeze between our wholesale tariffs for access to the local loop and our retail access tariffs between January 1998 and September 2003. Arcor bases its claim primarily on the E.U. Commission's decision of May 21, 2003 against us for allegedly abusing our dominant position by charging our competitors and end-users unfair monthly and one-off charges for access to our local network. In July 2003, we filed a lawsuit with the Court of First Instance of the European Communities (the "Court of First Instance") to obtain reversal of that decision. In February 2006, the original damage claim was increased to an aggregate of EUR 223 million, purportedly based on a new calculation methodology used by the plaintiff, which, in our view, deviates from the E.U. Commission's approach. If the Court of First Instance annuls the E.U. Commission's decision, we would expect that the basis of Arcor's damage claim will be undermined.

  Toll Collect

        As previously reported, the Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium for damages suffered as a result of the delay in the commencement of operations of the toll collection system and alleged breaches of the operating agreement.

        The Federal Republic specified its claims in a statement of claims that we received on August 2, 2005. The statement of claims asserts claims for damages of EUR 3.51 billion plus interest (EUR 236 million through July 31, 2005) for lost revenues from September 1, 2003 through December 31, 2004 and contractual penalties of EUR 1.65 billion, plus interest (EUR 107 million through July 31, 2005). This amount includes contractual penalties of EUR 1.1 billion relating to the allegation that the agreement of the Federal Republic of Germany was not sought prior to the execution of certain subcontractor agreements. As some of the contractual penalties are time-related and further claims for contractual penalties have been asserted by the Federal Republic, the amount claimed as contractual penalties may increase.

        Although the outcome of these arbitration proceedings is difficult to predict, we believe the claims presented in the arbitration notice and statement of claims are unsustainable. We are contesting the Federal Republic's claims vigorously.

DIVIDEND POLICY

        The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

Dividend Paid per Ordinary Share
For the years ended December 31,
	EUR	USD(1)
2002	—	—
2003	—	—
2004	0.62	0.80

(1)
Dividend amounts have been converted into U.S. dollars at the noon buying rate for the relevant dividend payment date, which occurred during the second quarter of the following year.

        As a consequence of the positive profitability development in our business during 2005, the Management Board and the Supervisory Board will recommend a dividend payment of EUR 0.72 per share (a total of EUR 3.0 billion, assuming approximately 4.2 billion shares are entitled to a dividend), to our shareholders, payable in the second quarter of 2006. If approved, the proposed dividend will be distributed from our 2005 net profit.

        Our shareholders will make a final decision on this recommendation at the annual shareholders' meeting scheduled for May 3, 2006. Dividends paid will be subject to German withholding tax. For more information on German withholding tax and related United States refund procedures, see "Item 10. Additional Information—Taxation."

        The vote of a majority of the shares present and voting at the annual shareholders' meeting is required to determine the amount and timing of dividend payments in respect of the 2005 financial year. Since the Federal Republic and KfW (which is controlled by the Federal Republic) control approximately 37.5% of our outstanding shares, the Federal Republic may be able to exert significant influence over the outcome of that vote.

        We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined under German GAAP and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG's retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2005 were EUR 11.1 billion. Certain reserves (Rücklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

        The payment of future dividends depends on our earnings, financial condition and other factors, including cash requirements, our future prospects and tax, regulatory and other legal considerations.

SIGNIFICANT CHANGES

        Except as discussed elsewhere in this Annual Report, no significant change has occurred since the date of the consolidated financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

TRADING MARKETS

        The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our ordinary shares also trade on stock exchanges in Berlin, Bremen, Düsseldorf, Hamburg, Hannover, München and Stuttgart, and on the Tokyo Stock Exchange. Options relating to our ordinary shares trade on the German options exchange (Eurex Deutschland) and other exchanges.

        Our ADSs, each representing one ordinary share, are listed on the NYSE and trade under the symbol "DT." Our ADSs are also traded on the Frankfurt Stock Exchange under the title "DT Telekom ADR." The depositary for our ADSs is Deutsche Bank Trust Company Americas. For information on our ADS holders in the United States, see "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

Trading on the Frankfurt Stock Exchange

        Deutsche Boerse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. It accounts for the vast majority of the turnover in exchange-traded shares in Germany. Our shares are listed in the Prime Standard segment. The Prime Standard imposes internationally accepted transparency and disclosure requirements, such as filing of quarterly reports, application of internationally accepted accounting standards (either IFRS or U.S. GAAP), publication of a corporate calendar, covering key events of interest to investors, convening at least one analyst conference per year, periodic disclosures and ongoing financial communications in English.

        Our shares are traded on Xetra, the electronic trading platform of the Frankfurt Stock Exchange, through which most orders on the exchange are now traded. Xetra is available daily between 9:00 a.m. and 5:30 p.m., Central European Time, to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors can trade on Xetra through their banks or brokers.

        Our shares are also traded on the floor of the Frankfurt Stock Exchange, which operates every business day between 9:00 a.m. and 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets both on and off the Frankfurt Stock Exchange. Publicly commissioned stockbrokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public, note prices, which are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours.

        Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following a trade. Transactions off the Frankfurt Stock Exchange (for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although the parties may agree to a different schedule. Under the standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

        The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

        The trading supervisory offices (Handelsüberwachungsstellen) at the stock exchanges and the exchange supervisory authorities (Börsenaufsichtsbehörden) of the German federal states monitor trading activities on the German stock exchanges. The Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) monitors compliance with insider trading rules.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange's Xetra trading system, together with the highs and lows of the DAX index:

	Price per Ordinary Share (€)		DAX(1)
	High	Low	High	Low
Yearly highs and lows
2001	38.75	14.50	6,795.14	3,787.23
2002	20.16	8.42	5,462.55	2,597.88
2003	14.51	9.13	3,965.16	2,202.96
2004	16.78	13.14	4,261.79	3,646.99
2005	16.84	13.80	5,458.58	4,677.80
Quarterly highs and lows
2004
First Quarter	16.78	14.40	4,151.83	3,726.07
Second Quarter	14.92	13.14	4,134.10	3,754.37
Third Quarter	15.01	13.20	4,035.02	3,646.99
Fourth Quarter	16.65	14.56	4,261.79	3,854.41
2005
First Quarter	16.84	15.25	4,428.09	4,201.81
Second Quarter	15.65	14.48	4,627.48	4,178.10
Third Quarter	15.47	14.88	5,048.74	4,530.18
Fourth Quarter	15.34	13.80	5,458.58	4,806.05
Monthly highs and lows
2005
September	15.50	14.88	5,048.74	4,837.81
October	15.34	14.64	5,138.02	4,806.05
November	15.02	14.10	5,199.48	4,922.55
December	14.17	13.80	5,458.58	5,266.55
2006
January	14.34	12.91	5,674.15	5,334.30
February	13.66	12.90	5,915.15	5,649.60
March (through March 13, 2006)	14.13	13.44	5,866.61	5,673.36

(1)
The DAX is a weighted performance index of the shares of thirty large German corporations, as traded through Xetra. The composition of the DAX and the weighting of different companies in the DAX has changed during the period covered by this table and may change in the future. Because a significant number of institutional investors adjust their stock portfolios to correspond to the composition of important stock indices, changes in the weighting of our shares in these indices have led to fluctuations in our share price in the past and could cause similar fluctuations in the future.

        On March 13, 2006, the closing sales price per ordinary share of Deutsche Telekom AG on Xetra was EUR 14.13, which was equivalent to USD 16.87 per share, converted into U.S. dollars using the noon buying rate in the City of New York for cable transfers in euros, as certified for customs purposes by the Federal Reserve Bank of New York, for March 13, 2006. On March 13, 2006, the noon buying rate was USD 1.1942 per EUR 1.00.

Trading on the New York Stock Exchange

        The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS ($)
	High	Low
Yearly highs and lows
2001	36.56	13.39
2002	18.01	8.27
2003	18.13	10.11
2004	22.71	15.57
2005	22.37	16.35
Quarterly highs and lows
2004
First Quarter	21.17	17.50
Second Quarter	18.24	15.57
Third Quarter	18.66	16.05
Fourth Quarter	22.71	18.35
2005
First Quarter	22.37	19.87
Second Quarter	22.18	17.56
Third Quarter	21.87	17.56
Fourth Quarter	18.54	17.70
Monthly highs and lows
2005
September	19.35	18.03
October	18.54	17.70
November	18.03	16.59
December	16.87	16.35
2006
January	17.45	15.80
February	16.36	15.43
March (through March 13, 2006)	16.89	16.07

        On March 13, 2006, the closing sales price per ADS on the NYSE was USD 16.89.

ITEM 10. Additional Information

ARTICLES OF INCORPORATION

        The following is a summary of certain information relating to our share capital and certain provisions of our Articles of Incorporation and German law. This summary is not complete and is qualified by reference to our Articles of Incorporation and German law in effect at the date of this filing. Copies of the Articles of Incorporation are publicly available at the Commercial Register in Bonn, and an English translation is filed as Exhibit 1.1 to this Report.

Organization and Register

        We are a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act. We are entered in the Commercial Register maintained by the local court in Bonn, Germany, under the number "HRB 6794."

Object of Deutsche Telekom AG

        According to Section 2 of our Articles of Incorporation, our object is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any service connected to these areas and also in related areas in Germany and abroad. We are entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise. We may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine ourselves to the administration of our participations. We may spin-off our operations wholly or partly to affiliated undertakings, provided that applicable legal requirements, such as requisite shareholder resolutions, are satisfied.

Information relating to our Supervisory Board and Management Board Members

        Pursuant to the Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board.

Class of Stock

        As of December 31, 2005, our capital stock consisted of 4,198,077,903 ordinary shares in registered form with no par value (Stückaktien). This amount of our capital stock does not yet include the increase in our capital of EUR 160,589,265.92 relating to the proposed merger of T-Online International AG into Deutsche Telekom AG in accordance with the entry in the commercial register by the local court in Bonn, Germany dated September 12, 2005. The capital increase becomes effective upon consummation of the merger.

        The individual shares do not have a par value as such, but they do have a notional par value, which can be calculated by dividing the share capital amount by the number of shares.

Authorized Capital

        At the shareholders' meeting on May 25, 2000, an amendment to our Articles of Incorporation was approved, which created authorized capital of up to EUR 3,865,093,163.52 for the issuance of up to 1,509,802,017 shares ("Authorized Capital 2000"). That authorization was used to the extent of EUR 2,990,459,880.96 for the issuance of new shares to effect the acquisition of T-Mobile USA (formerly VoiceStream and Powertel) in 2001.

        At the shareholders' meeting on May 18, 2004, our shareholders adopted a resolution canceling the remainder of Authorized Capital 2000 and approved an amendment to our Articles of Incorporation, which created a new authorized capital of up to EUR 2,560,000,000 for the issuance of up to 1,000,000,000 shares ("Authorized Capital 2004"). That authorization may be used as a whole or on one or more occasions in partial amounts during the period ending May 17, 2009.

        Our Management Board is authorized, subject to the approval of our Supervisory Board, to exclude shareholders' subscription rights (preemptive rights) when issuing new shares related to mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including claims against Deutsche Telekom AG. Our Management Board is further authorized, subject to the approval of our Supervisory Board, to determine the further content of share rights and the conditions under which shares are to be issued.

        In August 2005, the Management Board, with the approval of the Supervisory Board, increased the capital stock by EUR 160,589,265.92 in connection with the proposed merger of T-Online International AG into Deutsche Telekom AG. This capital increase was entered in the commercial register on September 12, 2005 and will become effective upon consummation of the merger. In connection with this resolution, our Management Board is currently authorized to further increase our capital stock, with the approval of the Supervisory Board, by up to EUR 2,399,410,734.08 through the issuance of up to 937,269,818 registered no par value shares for non-cash contributions during the period through May 17, 2009 ("Authorized Capital 2004").

Conditional Capital

  Conditional Capital I

        At the shareholders' meeting on May 29, 2001, our shareholders approved a resolution authorizing our Management Board to increase our capital stock by up to EUR 500,000,000, divided into up to 195,312,500 shares ("Conditional Capital I"), to the extent that:

  •
  holders or creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants issued prior to May 28, 2006, by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding, on the basis of the authorization granted by resolution of the shareholders' meeting on May 29, 2001, exercise their conversion or option rights; or

  •
  holders or creditors obligated to convert convertible bonds issued prior to May 28, 2006, by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding, pursuant to the authorization granted by resolution of the shareholders' meeting on May 29, 2001, fulfill their conversion obligations.

        New shares participate in profits starting at the beginning of the fiscal year in which they are issued as a result of the exercise of any conversion or option rights or the fulfillment of any conversion obligations.

        In February 2003 approximately EUR 2.3 billion in convertible bonds were issued out of Conditional Capital I. The bonds are mandatorily convertible into common shares of Deutsche Telekom AG at maturity on June 1, 2006, at the latest. The bonds were issued by our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. They were priced at par with a 6.5% coupon and a conversion ratio that, depending on our share price performance, may vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). Except as otherwise described in their terms and conditions, the bonds allow for voluntary conversion into common shares of Deutsche Telekom AG during the period from July 1, 2003, to April 30, 2006, at a conversion ratio equal to 3,417.1679 shares for each EUR 50,000 nominal amount of bonds. Any bonds outstanding on June 1, 2006, are then subject to mandatory conversion. In 2005, we issued 6,834 shares upon conversion of bonds.

        At the shareholders' meeting on April 26, 2005, our shareholders adopted a resolution canceling the remainder of Conditional Capital I, insofar as this authorization had not been made use of by April 26, 2005.

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

        At the shareholders' meeting on May 18, 2004, our shareholders adopted a resolution canceling Conditional Capital II with respect to 107,000,000 shares (equivalent to EUR 273,920,000), which left up to 13,000,000 shares, equivalent to an amount of EUR 33,280,000, available for the exclusive purpose of meeting subscription rights (preemptive rights) to shares from stock options granted prior to December 31, 2003, to members of our Management Board, executives at levels below our Management Board and other executives, managers and specialists of Deutsche Telekom AG, and to management board members and other executives of second- and lower-tier affiliates, on the basis of Stock Option Plan 2001.

        Accordingly, Conditional Capital II will only be effective to the extent such options are exercised. In 2005 we issued 216,920 shares pursuant to option exercises under Conditional Capital II. Any new shares issued participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders' meeting at which the shareholders adopt a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

  Conditional Capital III

        At the shareholders' meeting on May 25, 2000, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock. At the shareholders' meeting on May 29, 2001, our shareholders amended this resolution and authorized the Management Board to increase our capital stock by up to EUR 2,621,237.76, divided into up to 1,023,921 shares ("Conditional Capital III"), exclusively to grant option rights to members of our Management Board and other executives of Deutsche Telekom AG, as well as management board members and other executives of second- and lower-tier affiliates, on the basis of Stock Option Plan 2000. Conditional Capital III will only be effected to the extent such options are exercised. The new shares participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders' meeting that adopts a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

  Conditional Capital IV

        At the shareholders' meeting on April 26, 2005, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock by up to EUR 600,000,000, divided into up to

234,375,000 new no-par value shares ("Conditional Capital IV"). This conditional capital increase can be implemented only to the extent that:

  •
  the holders or creditors of convertible bonds or warrants arising as a result of convertible bonds issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority subsidiaries by April 25, 2010, on the basis of the authorization resolution granted by the ordinary shareholders' meeting on April 26, 2005, make use of their conversion or option rights; or

  •
  those obligated as a result of convertible bonds or bonds with warrants granted or issued by April 25, 2010, by Deutsche Telekom AG or its direct or indirect majority subsidiaries, on the basis of the authorization granted by resolution of the ordinary shareholders' meeting of April 26, 2005, fulfill their conversion or option obligations; and

  •
  the conditional capital is required in accordance with the terms and conditions of bonds to be issued in accordance with the resolution of April 26, 2005.

        The new shares will participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights or the fulfillment of any conversion or option obligations. The Board of Management is authorized, subject to the approval of the Supervisory Board, to determine any other details concerning the implementation of the conditional capital increase.

        For more information regarding our stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, see notes (41) and (49) to the consolidated financial statements and "Item 6. Directors, Senior Management and Employees—Compensation—Stock Option Plans."

Voting Rights and Shareholders' Meetings

        Each share entitles its holder to one vote at our shareholders' meetings. Shareholders may pass resolutions at a general meeting by a majority of the votes cast, unless a higher vote is required by law or by our Articles of Incorporation. Neither the Stock Corporation Act nor our Articles of Incorporation provide for minimum quorum requirements for passing resolutions at shareholders' meetings. The Stock Corporation Act requires that significant resolutions be passed by a majority of the votes cast, with at least three-quarters of the share capital represented at a meeting.

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

  •
  amendments to the statement of corporate purpose in our Articles of Incorporation; and

  •
  a change in our corporate form.

        A shareholders' meeting may be called by the Management Board or by shareholders holding in the aggregate at least 5% of our issued share capital. In addition, if required in our interest, the Supervisory Board must call a shareholders' meeting. Shareholders holding in the aggregate at least EUR 500,000, or at least 5% of our issued share capital, may require that particular items be placed on the agenda. The annual shareholders' meeting must take place within the first eight months of the fiscal year and is called by the Management Board, upon the receipt of the Supervisory Board's report on our annual financial statements. Under our Articles of Incorporation, the right to participate in, and to vote at, a shareholders' meeting will only be given to those shareholders who have timely registered with us to participate at the shareholders' meeting (either in person or represented by an agent) and who are included in our share register (Aktienbuch) when their registration for the shareholders' meeting is received. There must be at least six days between receipt of the registration and the date of the shareholders' meeting, unless our Management Board shortens the time period. We must publish notice of shareholders' meetings in the Federal Gazette (Bundesanzeiger) at least one month prior to the date by which shareholders must register for the shareholders' meeting. The day of publication and the last date by which shareholders have to register for the shareholders' meeting are not counted for this purpose. In addition, we must publish a notice in a national, authorized stock exchange journal.

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

        There can be no guarantee that ADS holders will receive notice of shareholders' meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner, or to make arrangements to be able to vote shares itself. In the event that instructions are not timely received by the ADS depositary with respect to the voting underlying shares, the depositary does not have any obligation to forward any information or notice in respect to such meeting or solicitation of consents or proxies to the holders. Also, the depositary is not responsible for failing to carry out voting instructions. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the effective opportunity to exercise a right to vote at all.

Dividends and Other Distributions

        We may pay dividends immediately following a resolution by our shareholders at the annual shareholders' meeting regarding the distribution of our profits. Shareholders participate in profit distributions in proportion to their shareholdings.

        Under German law, we may declare and pay dividends only from balance sheet profits as shown in the annual financial statements of Deutsche Telekom AG. In determining distributable balance sheet profits, our Management Board and Supervisory Board may allocate to profit reserves (andere Gewinnrücklagen), either in whole or in part, the annual surplus (Jahresüberschuss) that remains after allocation to statutory reserves and losses carried forward. Under our Articles of Incorporation, transferring more than one-half of our annual surplus to profit reserves is not permissible if, following the transfer, the accumulated reserves out of surplus would exceed one-half of our share capital. The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry-forward profits in part or in full. Our shareholders may also decide by resolution to pay dividends in kind if the assets to be distributed are such as can be traded on a market.

        Dividends approved at a shareholders' meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders' meeting. Details regarding paying agents are published in the Federal Gazette. Shareholders holding shares through Clearstream Banking AG receive dividends by credit to their respective accounts.

Record Dates

        In accordance with the Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, is the date of the general shareholders' meeting at which such dividends or other distributions are declared. The record date for determining which holders of our ordinary shares are entitled to vote at a general shareholders' meeting is the date of such general meeting, provided that holders of our ordinary shares who are registered in the share register on the date of the meeting will be entitled to attend and vote at the meeting only if we have received from such holders notice of their desire to attend early enough so that there are at least six days between the day the notice is received and the day of the shareholders' meeting.

German Requirements to Disclose Shareholdings

        The German Securities Trading Act (Wertpapierhandelsgesetz, the "Securities Trading Act") requires each shareholder whose shareholding reaches, exceeds or, after exceeding, falls below the 5%, 10%, 25%, 50% or 75% voting rights thresholds of a listed company to notify us and the Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht, the "BaFin") in writing within seven calendar days after they have reached, exceeded or fallen below such a threshold. In their notification, they must, among other things, state the number of votes they have and the relative voting power that the number of shares they hold represents. Such shareholders cannot exercise any rights, including voting rights and the rights to receive dividends from those shares, until they have satisfied this disclosure requirement. Failure to notify may also trigger a penalty provided for by law. In addition, the Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

        Furthermore, the Securities Trading Act stipulates that any dealings in shares or financial instruments linked to such shares of Deutsche Telekom AG by members of our Management Board or Supervisory Board, or any other executives who have access to inside information on a regular basis and are authorized to make significant management decisions, as well as any person closely associated with such persons, must be disclosed to us and to the BaFin in writing within five business days, provided their aggregate securities transactions within one calendar year amount at least to EUR 5,000. We are obligated to publish such securities transactions promptly and send proof of publication to the BaFin.

Repurchase of Shares

        Under the Stock Corporation Act, we may not purchase our own shares, subject to certain limited exceptions, for example, the approval of our shareholders as set forth below.

        At the Shareholders' meeting on April 26, 2005, our shareholders approved a resolution authorizing us to purchase up to 419,786,533 of our own shares by October 25, 2006, which is slightly less than 10% of our capital stock. Any such purchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. The treasury shares acquired may be, subject to certain restrictions and conditions, resold on the stock exchange, used to list the Company's shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders, sold other than in the stock exchange or by way of an offer to all shareholders, to fulfill conversion or option rights and obligations relating to convertible bonds or bonds with warrants. In addition, the shares may be used in connection with fulfilling subscription rights held by persons currently holding subscription rights to shares of T-Online International AG, who will be granted subscription rights to shares of Deutsche Telekom AG as a result of the pending merger of T-Online International AG with Deutsche Telekom AG.

Preemptive Rights

        Under the Stock Corporation Act, each shareholder generally has preemptive rights (subscription rights) with respect to an issuance of new shares (including securities convertible into shares, securities with warrants to purchase shares, profit-sharing certificates and securities with a profit participation). Preemptive rights are freely transferable and may be traded on the German stock exchanges for a limited number of days prior to the final date for the exercise of the rights. Shareholders may exclude preemptive rights through a resolution passed by a majority of votes cast and a majority of at least three-quarters of the share capital represented at the shareholders' meeting. In addition, an exclusion of preemptive rights requires a report by our Management Board justifying the exclusion, by establishing that our interest in the exclusion outweighs the shareholders' interest in exercising their preemptive rights. Preemptive rights related to the issuance of new shares may be excluded without justification if:

  •
  we increase our share capital in exchange for cash contributions;

  •
  the amount of the increase does not exceed 10% of our issued share capital; and

  •
  the shares are sold at a price not substantially lower than the current quoted share price.

        However, preemptive rights may be unavailable to holders of our ADSs or holders of our shares in the United States or other countries, in which case such holders could be substantially diluted. Holders of our ADSs and our U.S. resident shareholders may not be able to exercise these preemptive rights to acquire shares unless we file a registration statement with the SEC or an exemption from registration is available.

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

        On December 12, 2005 our Supervisory Board and our Management Board declared that, in the periods since submission of last year's declaration of conformity pursuant to Section 161 of the Stock Corporation Act on December 16, 2004, our company had complied with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 4, 2003 in the official section of the electronic Federal Gazette, without exception.

        In our company's declaration of conformity our Supervisory Board and our Management Board further declare that our company complies with the recommendations of the Government Commission for a German Corporate Governance Code, published by the Federal Ministry of Justice on July 20, 2005 in the official section of the electronic Federal Gazette, without exception.

        Deutsche Telekom AG does not impose any limits on the right of its domestic or foreign shareholders to hold its shares.

SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

        Our corporate governance practices are generally derived from the provisions of the Stock Corporation Act, the Co-Determination Act and the German Corporate Governance Code. German corporate governance standards differ from those corporate governance listing standards applicable to U.S. domestic companies that have been adopted by the NYSE. The following is a brief, general summary of the significant differences between German corporate governance standards, as they relate to Deutsche Telekom AG, and the NYSE listing standards relating to U.S. domestic corporate governance practices.

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

        Members of our management and supervisory boards must exercise the standard of care of a prudent and diligent business person while carrying out their duties. In complying with this standard of care, members must not only take into account the interests of shareholders, as would typically be the case with a U.S. board of directors, but also the interests of other constituents, such as our employees, and, to some extent, the public.

        Our Management Board is responsible for managing our company and representing it in its dealings with third parties. The members of our Management Board, including its Chairman, are regarded as peers and share a collective responsibility for all management decisions.

        Our Supervisory Board oversees and monitors our Management Board and appoints and removes its members. However, our Articles of Incorporation and the rules of procedure of our supervisory and management boards specify matters of fundamental importance that require the approval of our Supervisory Board. Matters requiring such approval include decisions or actions that would fundamentally change our assets, financial position or results of operations. Additionally, since the Audit Committee is a committee of our Supervisory Board, its power and authority are likewise limited by German law. This limited ability to be involved in day-to-day management affairs is a fundamental difference between our company and U.S. domestic companies.

        In the United States, the interests of the owners of a company are predominantly represented by the Board of Directors, whereas our Supervisory Board must be concerned with the interests of our owners as well as those of our employees. Our Supervisory Board is made up of ten shareholder representatives and ten employee representatives, the latter having been elected by our employees. The Chairman of our Supervisory Board is one of the shareholder representatives. In case of a tie vote, the Chairman may cast the tie-breaking vote.

        German law also includes several rules applicable to members of our Supervisory Board, which are designed to ensure a certain degree of independence of the board's members. Members of our Supervisory Board are required to act in the best interests of Deutsche Telekom AG. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreement between us and any of the members of our Supervisory Board must be approved by the Supervisory Board. Deutsche Telekom AG, as a German stock corporation and foreign private issuer, is not required to make the affirmative independence determination set forth in Section 303A of the NYSE Listed Company Manual (as an NYSE-listed U.S. company would be required to do).

        The German Corporate Governance Code contains additional corporate governance rules applicable to us. While these rules are not legally binding, companies failing to comply with the German Corporate Governance Code's recommendations must disclose publicly that their practices differ from those recommended by the German Corporate Governance Code. The German Corporate Governance Code describes and summarizes the basic mandatory statutory corporate governance principles found in the Stock Corporation Act and other provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards of responsible corporate governance, which are intended to reflect generally accepted best practices. Because we are a stock corporation with shares listed on a German stock exchange, we are required by Section 161 of the Stock Corporation Act to issue an annual compliance report stating which of the German Corporate Governance Code's recommendations, if any, we do not apply. However, we may choose not to adopt the German Corporate Governance Code's suggestions without making any related disclosure. Our most recently issued declaration of conformity by our Supervisory Board and Management Board, issued on December 12, 2005, states that in the period since the submission of the previous year's declaration of conformity, we had complied with all of the recommendations of the German Corporate Governance Code, without exception. In our declaration of conformity, our Supervisory Board and Management Board further declared that we complied with the recommendations of the German Corporate Governance Code, without exception.

        Some of the German Corporate Governance Code's recommendations are directed at ensuring the independence of the members of the supervisory board. Specifically, the German Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that, at any given time, not more than two former members of the management board should serve on the supervisory board. Another of the German Corporate Governance Code's recommendations is that, with respect to nominations for the election of members of the supervisory board, requisite care be taken, such that the supervisory board is at all times composed of members who have the required knowledge, abilities and expertise to complete their tasks properly. The German Corporate Governance Code also includes the suggestion that supervisory board members meet without any representatives of the management board attending, whenever "necessary."

        With one exception, German corporate law does not mandate the creation of specific supervisory board committees. German corporations with more than 2,000 employees are only required to establish a mediation committee to assist the supervisory board in connection with any disputes among the members of the supervisory board that arise in connection with the appointment or dismissal of members of the management board. Pursuant to a recommendation of the German Corporate Governance Code, our Supervisory Board established the Audit Committee, which handles the formal engagement of our independent auditors once they have been approved at the shareholders' meeting. The Audit Committee also addresses issues of accounting, risk management and auditor independence. Our Supervisory Board has also established several other committees to facilitate its work. Although not legally required, our Supervisory Board maintains a General Committee, a Finance Committee and a Personnel Committee. For more information on these committees, see "Item 6. Directors, Senior Management and Employees— Supervisory Board—Members of the Supervisory Board of Deutsche Telekom."

        In accordance with our NYSE listing, the Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to the requirements applied to U.S. companies under Section 303A.07 of the NYSE Listed Company Manual. Those requirements include an affirmative determination that all members of the audit committee are "independent," using more stringent criteria than those applicable to foreign private issuers, the adoption of a written charter specifying, among other things, the audit committee's purpose and including an annual performance evaluation, and the review of an auditor's report describing internal quality-control issues and procedures and all relationships between the auditor and us. However, our Audit Committee does have a charter. For more information on our Supervisory Board and Management Board committees, see "Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom."

        Further, as a foreign private issuer, we are subject to Sections 303A.06, 11, and 12(b) and (c) of the NYSE Listed Company Manual. Section 303A.11 requires us to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Section 303A.12(b) requires the Chairman of our Management Board to promptly notify the NYSE in writing when any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303A.12(c) requires that we submit an executed Written Affirmation annually to the NYSE and that we submit an interim Written Affirmation each time a change occurs to our Supervisory Board or Management Board or any of their committees subject to Section 303A.

        In addition to the foregoing, pursuant to Section 303A.06 of the NYSE's Listed Company Manual, all NYSE-listed U.S. domestic companies must:

  •
  Establish an audit committee that is responsible for the appointment (in our case, following shareholder approval at the shareholders' meeting), compensation, retention and oversight of the work of the company's registered public accounting firms, each such registered public accounting firm reporting directly to the audit committee;

  •
  Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

  •
  Provide the audit committee with the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties; and

  •
  Provide appropriate funding for the audit committee and its functions.

        Although we are not required to do so, all NYSE-listed U.S. domestic companies must also:

  •
  regularly schedule non-management director sessions;

  •
  establish a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses certain specified responsibilities;

  •
  establish a compensation committee composed entirely of independent directors, with a written charter that addresses certain specified responsibilities;

  •
  establish an audit committee in compliance with Rule 10A-3 of the Exchange Act as described above;

  •
  adopt and disclose corporate governance guidelines that address certain specified items;

  •
  adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items; and

  •
  certify to the NYSE each year that the CEO is not aware of any violation by the company of NYSE corporate governance listing standards.

        The NYSE's Listed Company Manual requires U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock. Under the Stock Corporation Act and other applicable German laws, shareholder approval is required for all amendments to our Articles of Incorporation, for certain corporate measures (including inter-company agreements and material restructurings), for our issuance of new shares and of convertible bonds, or bonds with warrants attached, for authorization to purchase our own shares and for other essential issues, such as transfers of important assets, including our shareholdings in subsidiaries. However, we might not be required to seek shareholder approval for issuances of shares in some circumstances in which a U.S. company would be required to do so under the NYSE rules applicable to U.S. domestic companies (e.g., an acquisition of another company in exchange for shares representing more than 20% of our shareholders' voting power, using previously authorized capital available for the acquisition).

OTHER MATTERS

  Magyar Telekom

        Magyar Telekom is currently examining certain contractual payments totaling approximately HUF 700 million (EUR 2.7 million) made by one of its subsidiaries to determine if such payments were in violation of company policy or applicable law. This examination is in its early stages.

EXCHANGE CONTROLS

        There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Zimbabwe, Sudan, Somalia and Iraq. The German Central Bank (Deutsche Bundesbank) publishes information concerning financial sanctions programs at: http://www.bundesbank.de/finanzsanktionen/ finanzsanktionen.en.php.

        For statistical purposes, there are, however, limited reporting requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (i) any payment received from, or made to, a non-resident corporation or individual that exceeds EUR 12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of EUR 5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euro and other currencies made through financial institutions, as well as netting and clearing arrangements.

        German residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold in non-resident corporations with total assets of more than EUR 3 million. Corporations residing in Germany with assets in excess of EUR 3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a non-resident. Further details on reporting requirements may be obtained at: http://www.bundesbank.de/meldewesen/mw.en.php.

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

        According to a minimum taxation regime applicable as of 2004, the offset of 100% of profits for a particular year against tax loss carryforwards is only possible up to an amount of EUR 1 million. Profits exceeding the EUR 1 million threshold can only be offset up to 60% against the loss carryforwards, so the remaining 40% will remain taxable income (so-called minimum taxation) for corporate income tax purposes.

        The minimum taxation regime also applies for trade tax purposes, so the utilization of loss carryforwards is limited in the same way as for German corporate income tax purposes.

        Under the German participation exemption, losses from the sale or exchange of shares in a corporation or from the write-down of their value cannot be deducted from taxable income. As of 2004, this also applies with respect to trade tax levied at the level of a partnership, when such partnership incurs losses from the sale or exchange of shares in a corporation or from the write-down of their value.

  German Withholding Tax on Dividends

        The full amount of a dividend distributed by a company is generally subject to German withholding tax at the domestic rate of 20%, plus a solidarity surcharge of 5.5% (effectively 1.1% of the dividend before taxes) resulting in an aggregate rate of withholding of 21.1%. For information regarding the entitlement of a U.S. Holder to claim a refund of part of the withholding tax, see "—U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989—Imposition and Refund of German Withholding Tax and Taxation of Dividends in the United States."

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

        Even in this case, non-resident corporate shareholders are generally exempt from German tax on capital gains derived from the sale or other disposition of shares or ADSs under the German participation exemption. However, 5% of the capital gains derived by non-resident corporate shareholders are treated as non-deductible business expenses and are subject to German corporate income tax and solidarity surcharge, so effectively only 95% of the capital gains are tax exempt.

        As described under "—U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989—Taxation of Capital Gains," a U.S. Holder will not be liable for German tax on capital gains under the Treaty.

  Inheritance and Gift Tax

        Under German law, German gift or inheritance tax will be imposed only on transfers of shares or ADSs by a U.S. Holder at death or by way of gift, if:

  •
  the decedent or donor, or the heir, donee or other transferee, has his residence in Germany at the time of the transfer;

  •
  the decedent or donor, or the heir, donee or other transferee, is a citizen of Germany, is not resident in Germany, but has not been continuously outside of Germany for a period of more than five years; or

  •
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

  German Taxation of Bonus Shares

        The German tax authorities issued a release dated December 13, 2002, stating that the receipt of bonus shares in January 2002, with respect to shares purchased in our third public offering in 2000, would constitute other taxable income within the meaning of Section 22 No. 3 of the Income Tax Act. According to this view, U.S. Holders would not have been subject to German income tax with respect to bonus shares received in connection with our third public offering, and the German tax authorities would have treated the receipt of bonus shares in connection with our third public offering differently from the receipt of bonus shares in connection with our second public offering. As described in more detail below, however, the German tax authorities have changed their view regarding the bonus shares received in connection with our third public offering.

        According to a circular of the Federal Ministry of Finance (Bundesministerium der Finanzen) dated December 10, 1999, bonus shares received in 2000, with respect to shares purchased in our second public offering in 1999, are taxable as dividend income from capital to the shareholders, although no withholding tax was to be retained.

        As published in a press release issued by the Federal Finance Court (Bundesfinanzhof) on April 6, 2005, the Federal Finance Court decided on December 7, 2004 that the receipt of the bonus shares constitutes taxable income from capital. Accordingly, the Federal Finance Court has confirmed the view taken by the tax authorities with regard to our second public offering whereby the bonus shares were to be characterized as taxable income from capital.

        In the meantime, the German tax authorities have accepted the principles set forth in the above-mentioned decision of the Federal Finance Court. Accordingly, the local tax authorities are directed to treat also the receipt of the bonus shares issued in connection with shares purchased in our third public offering as taxable dividend income from capital.

U.S. Taxation and U.S.—German Double Taxation Agreement of August 29, 1989

  Special Tax Rules for U.S. Holders

        This section applies only if you hold your shares or ADSs as capital assets for tax purposes. It does not address all material tax consequences of owning shares or ADSs. This section does not address special classes of holders that are subject to special rules, including:

  •
  tax-exempt entities;

  •
  financial institutions;

  •
  insurance companies;

  •
  dealers in securities;

  •
  brokers or dealers in securities or currencies;

  •
  securities traders that elect a mark-to-market method of accounting for securities holdings;

  •
  investors liable for the alternative minimum tax;

  •
  investors that actually or constructively own 10% or more of our voting stock;

  •
  certain short-term holders of the shares or ADSs;

  •
  investors that hedge their exposure to the shares or ADSs or that hold shares or ADSs as part of a straddle or a hedging or conversion transaction; or

  •
  investors that do not use the U.S. dollar as their functional currency.

  Imposition and Refund of German Withholding Tax and Taxation of Dividends in the United States

        Under the Treaty, a U.S. Holder will be entitled to claim a refund to the extent the amount withheld exceeds the 15% rate provided under the Treaty.

        For example, for a declared dividend of 100, a U.S. Holder initially would receive 78.9 (100 minus the 21.1% withholding tax). The U.S. Holder would then be entitled to a partial refund from the German tax authorities in the amount of 6.1% of the gross dividend, which is equal to the difference between the amount withheld at the German domestic dividend withholding rate (plus the solidarity surcharge) and the amount computed under the applicable treaty rate (21.1% aggregate German withholding tax minus 15% Treaty withholding tax rate). As a result, the U.S. Holder effectively would receive a total of 85 (i.e., 85% of the declared dividend). The U.S. Holder would be deemed to have received a dividend of 100, subject to German withholding tax of 15.

        The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax), generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to certain exceptions for short-term or hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder who is an individual generally will be subject to U.S. taxation at a maximum rate of 15%, in respect of dividends received before 2009, if the dividends are "qualified dividends." Dividends that we pay will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

        German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder's U.S. federal income tax liability or, at the holder's election, may be deducted in computing taxable income. You should consult your own tax advisor if you have questions about whether applicable limitations may affect your ability to utilize foreign tax credits.

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

        For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. Holder before January 1, 2009, generally is subject to taxation at a maximum rate of 15%. A U.S. Holder's ability to offset capital losses against income is subject to limitations. Deposits and withdrawals of shares in exchange for ADSs generally will not result in the recognition of gain or loss for U.S. federal income tax purposes.

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

        Following a decision of the German Federal Finance Court dated December 7, 2004, the German tax authorities treat the receipt of bonus shares with respect to both our second and our third public offering as a taxable dividend income from capital. For more information, see "—German Taxation—German Taxation of Bonus Shares." Although the delivery of bonus shares was not subject to German withholding tax, a recipient that is a U.S. Holder would, in principle, still be liable for German tax at the 15% rate applicable to dividend income under the Treaty. A U.S. Holder must, therefore, file a tax return and report this income to the German tax authorities with regard to our bonus shares issued in respect of shares purchased both in our second and in our third public offering. For purposes of the U.S. foreign tax credit limitation, it is possible that any German taxes paid with respect to bonus shares may be allocated to general limitation income. In that event, a U.S. Holder that does not receive sufficient foreign-source general limitation income from other sources may not be able to derive effective foreign tax credit benefits in respect of those German taxes.

        In the case of a U.S. Holder's sale or other disposition of the bonus shares or ADSs representing such bonus shares, the rules described under "—Taxation of Capital Gains" apply.

  Refund Procedures for U.S. Holders

        Pursuant to administrative procedures introduced on a trial basis (and which, therefore, could be amended or revoked at any time), a simplified collective refund procedure currently is available to certain U.S. Holders of ADSs that are held through brokers participating in the Depository Trust Company (DTC). Under these procedures, DTC provides the German tax authorities with electronic certification of the U.S. taxpayer status of such U.S. Holders, based on information it receives from its broker participants, and collectively claims a refund on behalf of those U.S. Holders. This combined claim need not include evidence of a U.S. Holder's entitlement to Treaty benefits. The German tax authorities will issue refunds on a preliminary basis to DTC, which, in turn, will issue corresponding refund checks to the participating brokers. Under the specified audit procedures, which apply for up to four years, the German tax authorities may require brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of ADSs, along with official certifications on IRS Form 6166 of the last-filed U.S. federal income tax returns of such holders (discussed below). Brokers participating in the DTC arrangements may require that holders provide documentation establishing their eligibility for Treaty benefits.

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

        If a U.S. Holder does not submit a claim for a Treaty refund pursuant to the collective refund procedures described above, then it must submit a claim for refund on an individual basis on a special German form, which must be filed with the German tax authorities at the following address: Bundeszentralamt fuer Steuern, 53221 Bonn, Germany. Copies of the required form may be obtained from the German tax authorities at that address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Additionally, copies of the forms can be downloaded from the World Wide Web site of the Bundeszentralamt fuer Steuern at www.bzst.bund.de.

        As part of an individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its last-filed U.S. federal income tax return. IRS Form 6166 may be obtained by filing a request for certification (generally on an IRS Form 8802) with the Internal Revenue Service Center in Philadelphia, Pennsylvania, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. (Additional information, including IRS Publication 686, IRS Form 8802 and the instructions to that form, can be obtained from the Internal Revenue Service World Wide Web site at www.irs.gov). You should consult your own tax advisor and the instructions to the IRS Form 8802 for further details regarding how to obtain the IRS Form 6616 certification.

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

DOCUMENTS ON DISPLAY

        We are subject to the reporting requirements of the Exchange Act. In accordance with these requirements, we file Annual Reports on Form 20-F and provide other information through reports on Form 6-K filed with or submitted to the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a World Wide Web site at http://www.sec.gov that contains reports and information regarding registrants that file electronically with the SEC.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

        The following discussion should be read in conjunction with the notes to the consolidated financial statements, under "Summary of accounting policies," and note (26) to the consolidated financial statements which provide (i) a summary of the nominal amounts of and terms for derivative financial instruments, (ii) a summarized comparison of carrying values and fair values of derivative and non-derivative financial instruments, and (iii) other information relating to those instruments.

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

        The activities of our Central Treasury department are subject to policies approved by the Management Board and are monitored by the Supervisory Board. The Central Treasury's policies address the use of derivative financial instruments, including the approval of counterparties and the investment of excess liquidity. These policies are intended to minimize financial risks and to provide financial advantages to the entire group, such as the central management of cash resources and needs, cost reduction and the improvement of results from financial transactions. Central Treasury regularly informs the Management Board of the level and value of current market risk exposures. Certain transactions require prior approval by the Management Board. We regard effective market risk management as an important element of our treasury function. Simulations are carried out using market and worst-case scenarios in order to evaluate the effects of different market situations on our financial position. Our Central Treasury, operating as a service center, provides financial services to individual Deutsche Telekom group entities corresponding to their requirements and local circumstances. Central Treasury management activities can be complex, and sometimes involve assumptions about the future or assessments of products, strategies or counterparty creditworthiness that may prove to be inaccurate. In such circumstances, unexpected losses or missed opportunities may result.

        The following discussion of our market-sensitive financial instruments includes forward-looking statements that involve risk and uncertainties.

FOREIGN EXCHANGE RATE RISK

        We are exposed to currency risks from our investing, financing and operating activities. Since our corporate objectives are pursued through our commercial operations, foreign currency exposures normally are hedged in cases where the risks would affect our cash flows (transaction risk). Foreign currency risks that do not affect our cash flows (risks resulting from the translation of the assets and liabilities of our consolidated group members outside the euro-zone into our reporting currency) generally remain unhedged. However, in specific circumstances, we hedge the foreign currency risk inherent in investments in certain foreign entities and their operating results.

        Foreign currency transaction risks in our investing activities arise, for example, from the acquisition and/or sale of investments in foreign entities. Our Central Treasury hedges potential material exposures. If the exposure exceeds EUR 100 million, the Management Board determines the hedging strategy to be followed based on a proposal by Central Treasury. At December 31, 2005, we were not subject to material foreign currency transaction risk from investing activities. However, our

U.S. dollar-denominated investment in T-Mobile USA preferred stock is viewed as a financial instrument to be repaid, with transaction risk due to changes in foreign exchange rates. For accounting purposes, the preferred stock is treated as a hedgeable exposure of a net investment in a foreign entity. We hedge our U.S. dollar-denominated investment in T-Mobile USA preferred stock entirely with U.S. dollar-denominated long-term debt. As of December 31, 2005, there were no other investment-related hedges in place.

        Central Treasury hedges our foreign currency risks from financing activities to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the group companies' functional currencies (primarily euros, U.S. dollars and British pounds sterling), which are reflected in the interest rate risk tabular presentation below. At December 31, 2005, foreign currency denominated liabilities for which the foreign currency exposure is hedged consisted primarily of bonds and medium-term notes that are denominated in Japanese yen, British pounds sterling and Polish zloty. A variety of short-term foreign currency denominated inter-company loans typically are hedged with foreign currency swaps by Central Treasury. As a result of these hedging activities, we were not subject to material foreign exchange risk from financing activities at December 31, 2005.

        From operating activities, individual group entities conduct most of their transactions in their respective functional currencies. Therefore, foreign currency transaction risk from our ongoing operations is considered low. Some group companies, however, are exposed to foreign currency transaction risk related to certain anticipated foreign currency-denominated payments. These anticipated foreign currency-denominated payments relate primarily to foreign currency-denominated capital expenditures and expenses payable to international telecommunications carriers for international calls made by our domestic customers and expenses for mobile devices and roaming fees. We occasionally enter into foreign currency forward contracts or foreign currency options to hedge these anticipated foreign-currency denominated payments up to a maximum of one year. These anticipated payments are immaterial when compared with the group's consolidated cash flows, and did not expose the group to material foreign currency transaction risk at December 31, 2005.

Sensitivity Analysis

        A sensitivity analysis was performed on all of our foreign exchange derivatives as of December 31, 2005, which do not have offsetting positions on the balance sheet. This sensitivity analysis was based on a modeling technique that measures the hypothetical reduction in cash flow before tax from a 10% weakening of all foreign currencies relative to the euro. On the basis of these foreign exchange derivative contracts as of December 31, 2005, a 10% weakening of all foreign currencies relative to the euro would approximate a EUR 8.9 million decrease in cash flows before tax.

(millions of €)
Nominal amount of foreign exchange derivative contracts at spot rate	97.0
Nominal amount of foreign exchange derivative contracts at 10% decreased spot rate	88.1
Cash flow risk	8.9

INTEREST RATE RISK

        We are exposed to market risk arising from changing interest rates, primarily in the euro zone, the United Kingdom and the United States. In order to reduce the impact of interest rate fluctuations on our cash-flows in these regions, we separately manage the interest rate risk for euro, U.S. dollar and British pound sterling-denominated financial liabilities and liquid financial assets. Once per year, our Management Board specifies a desired mix of fixed- and floating-rate financial liabilities and liquid financial assets for the next three years. With consideration to our existing and forecasted debt structure, Central Treasury enters into interest rate derivative transactions to modify the interest payments on our debt in accordance with the parameters defined by our Management Board.

        As a result of these derivative hedging activities, 67% of our euro-denominated financial liabilities and liquid financial assets, 80% of our British pound sterling-denominated financial liabilities and liquid financial assets, and 85% of our U.S. dollar-denominated financial liabilities and liquid financial assets had interest rates that were effectively fixed on average in 2005.

Sensitivity Analysis

        As a result of our derivative hedging activities, 30% of our euro-denominated financial liabilities and liquid financial assets, 37% of the British pound sterling-denominated financial liabilities and liquid financial assets, and 17% of the U.S. dollar-denominated financial liabilities and liquid financial assets, had interest rates that were effectively variable at December 31, 2005. These portions of our financial liabilities and liquid financial assets are subject to cash flow risk arising from changes in interest rates.

        Based on our outstanding euro-, British pound sterling- and U.S. dollar-denominated financial liabilities and liquid financial assets subject to effective variable interest rates, a 100 basis point movement in the yield curve arising as an immediate and sustained increase would approximate a EUR 105 million annual decrease in cash flows before tax. Likewise, a 100 basis point movement in the yield curve arising as an immediate and sustained decrease would approximate a EUR 105 million annual increase in cash flows before tax.

	EUR	GBP	USD
	(Currency in millions)
Financial liabilities and liquid financial assets(1)	26,353	2,179	10,229
Variable percentage	30%	37%	17%
Variable portion	7,795	810	1,763
Effect of 100 bp increase	78	8	18
FX-rate to euro	1.00000	0.68709	1.18349
in millions of euro	78	12	15

(1)
Financial liabilities less financial assets.

CHANGES IN MARKET RISK EXPOSURE IN 2005 COMPARED TO 2004

        Our exposure to foreign currency exchange rate risk did not materially change in 2005.

        Central Treasury entered into new interest rate swap transactions during 2005 to adjust the mix of fixed and floating rate debt in our functional currencies to the targets defined by the Management Board. The impact of these adjustments resulted in a decline in the portion of our euro, British pound sterling and U.S. dollar financial liabilities and liquid financial assets at fixed rates.

        The following table summarizes the average portion of financial liabilities and liquid financial assets that were at fixed rates after derivative adjustments for our main functional currencies as compared to our total overall average financial liabilities and liquid financial assets during 2005 and 2004:

Currency	Average 2005	Average 2004
euro	67%	76%
U.S. dollar	85%	86%
British pound sterling	80%	84%

ITEM 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        For a summary of modifications to the rights of security holders, which matters were adopted at the Deutsche Telekom AG annual general shareholders' meeting held on Tuesday, April 26, 2005, in Hannover, Germany, see the section entitled, "Other Information—Matters approved at the 2005 shareholders' meeting," in our Report on Form 6-K filed with the SEC on May 23, 2005, which is incorporated by reference herein.

ITEM 15. Controls and Procedures

        As of December 31, 2005 (the "Evaluation Date"), our Chairman of the Management Board and Deputy Chairman of the Management Board carried out an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities and that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this Annual Report is recorded, processed, summarized and reported on a timely basis. There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

        The Supervisory Board has determined that Dr. Klaus G. Schlede is an "audit committee financial expert," as defined by Item 401(h) of Regulation S-K under the Exchange Act. Dr. Schlede is also "independent," as that term is defined in Rule 10A-3 under the Exchange Act. Dr. Schlede has a business management degree and received his doctorate in 1969. From 1965 to 1980, he held various positions within the financial departments of Bayer Group in Bombay, Lima and São Paulo. From 1980 to 1987, Dr. Schlede was Director of Finance and, from 1984, Chief Financial Officer at Bayer AG. In 1987, he was appointed to Lufthansa AG's Executive Board as Chief Financial Officer. From 1991 to 1998, Dr. Schlede was Deputy Chairman of the Executive Board, and from 1998 to 2003, he was Chairman of the Supervisory Board at Deutsche Lufthansa AG. For more information, see "Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom."

ITEM 16B. Code of Ethics

        In addition to business conduct and fiduciary duties applicable by law to our directors, officers and employees, we have adopted a code of ethics specifically applicable to our chief executive officer, chief financial officer and chief accounting officer in order to promote honesty, integrity, transparency and ethical conduct in such persons' performance of their management responsibilities. In 2006, we amended our code of ethics to expand its coverage to all senior financial officers. Our code of ethics is available through our investor relations page on our World Wide Web site at http://www.telekom.de.

Other Corporate Governance Practices Required by the Sarbanes-Oxley Act

        As required by the Sarbanes-Oxley Act, we adopted procedures for the treatment of complaints relating to auditing and accounting matters. We have posted a description of our procedures on our investor relations page on our World Wide Web site at http://www.telekom.de.

ITEM 16C. Principal Accountant Fees and Services

        Our "Audit and Non-Audit Services Pre-Approval Policy" (the "Pre-Approval Policy"), as implemented by our Audit Committee, requires that all services to be performed by our external auditors be pre-approved by the Audit Committee. Such pre-approval may be in the form of a general pre-approval or a pre-approval on a case-by-case basis. This Pre-Approval Policy is intended to comply with the Sarbanes-Oxley Act of 2002 and applicable rules and regulations of the SEC and the NYSE.

        The Pre-Approval Policy authorizes the Chairman of the Audit Committee to pre-approve individual services for which there is no general pre-approval if the expected costs for each such service is not expected to exceed EUR 200,000, and the expected costs of all services specifically pre-approved by the Chairman of the Audit Committee may not exceed EUR 2 million annually. The Chairman must inform the Audit Committee of the pre-approval of individual services at the next meeting of the Audit Committee. The entire Audit Committee is required to pre-approve services that are not specified in the Pre-Approval Policy or that involve costs exceeding the levels set forth above.

        Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by our Chief Compliance Officer. The request is required to be signed by the auditor providing such services and the Chief Financial Officer of the group company requesting the services. Any such request must include a joint statement as to whether, in the view of the auditors and the Chief Financial Officer of the group company concerned, the request or application is consistent with the Pre-Approval Policy and the SEC's rules on auditor independence.

        Each year our Audit Committee defines fee caps for audit, audit related, tax and all other services. These fee caps cannot be exceeded without the prior approval of the Audit Committee.

        All services performed by our external auditors in the last two fiscal years had been authorized pursuant to our Pre-Approval Policy, and the Audit Committee had been regularly informed about the services provided and the fees paid.

        No services which are classified by the SEC as "prohibited services" were authorized in 2004 or 2005.

        Our external auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("PwC") and Ernst & Young AG Wirtschaftsprüfungsgesellschaft ("E&Y"), billed the following services related to 2005 and 2004:

PwC	2005	2004
	(millions of €)
Audit fees	17.9	18.0
Audit-related fees	17.0	6.5
Tax fees	0.7	0.9
All other fees	4.6	4.4

Total	40.2	29.8
E&Y	2005	2004
	(millions of €)
Audit fees	15.7	20.3
Audit-related fees	10.9	2.6
Tax fees	0.6	1.3
All other fees	0.3	0.5

Total	27.6	24.7

Audit Fees

        The following services were billed under the category "audit fees": auditing of financial statements, review of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions, including the formulation of audit opinions and reports, domestic and international legal audits, tax services (provided they were necessary for compliance with generally accepted auditing principles), and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes, and tests which serve to promote understanding and reliability of these systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

Audit-Related Fees

        Audit-related fees mainly consisted of services that are normally performed by the external auditor in connection with the auditing of our annual financial statements. Audit-related services also included due diligence tests relating to possible acquisitions and sales of companies, advice on issues of billing, accounting and reporting (which were not classified as audit services), support with the interpretation and implementation of new accounting and reporting standards, auditing of employee benefit plans and support with the implementation of corporate control requirements for reporting.

Tax Fees

        Tax fees consisted of services relating to issues of domestic and international taxation (adherence to tax laws, tax planning and tax consulting). Furthermore, services were authorized for the review of tax returns, assistance with tax audits and appeals, as well as assistance relating to tax law and the review of compliance with tax laws applicable to international employees.

All Other Fees

        All other fees mainly consisted of risk management advisory services, treasury advisory services, review of valuation work we performed internally or that had been performed by an independent third-party specialist employed by us, and assistance related to procedures required by the Federal Network

Agency and other regulatory bodies. None of these services were related to the audits of our financial statements.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

        Our audit committee includes one or more members who satisfy the audit committee member independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemptions provided by Rule 10A-3(b)(1)(iv) of the Exchange Act. Specifically, Mr. Wilhelm Wegner is an employee of Deutsche Telekom AG and Chairman of the Central Works Council at Deutsche Telekom AG and Mr. Wolfgang Schmitt is Executive Vice President—Head of Business Counsel, Business Customer Branch Office at T-Com, and both are exempt from the affiliate requirements of Rule 10A-3(b)(1)(ii) of the Exchange Act by virtue of Rule 10A-3(b)(1)(iv)(C) of the Exchange Act as they are not executive officers and were named to the Supervisory Board pursuant to the employee Co-determination Act. We do not believe, that our reliance on these exemptions from the independence requirements of Rule 10A-3, will materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III

ITEM 17. Financial Statements

        Not applicable.

ITEM 18. Financial Statements

        See pages F-1 through F-150.

ITEM 19. Exhibits

        Documents filed as exhibits to this Annual Report.

1.1	Memorandum and Articles of Incorporation (Satzung) of Deutsche Telekom AG as amended to date (English translation included)
2.1
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Exhibit 4.1 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)
2.2
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom (incorporated by reference to Exhibit 4.2 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)
2.3
Except as noted in Exhibits 2.1 and 2.2 above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1
Current Form of Management Board Service Agreement Relating to Salary and Bonus Compensation (incorporated by reference to Exhibit 10.1 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932), filed with the SEC on September 13, 2004)
4.2	Schedule 1 to Exhibit 4.1, Individual Deviations from Standard Management Board Services Agreement by current members of Management Board
4.3
Terms and Conditions of the MTIP 2004 of Deutsche Telekom AG and participating companies (incorporated by reference to Exhibit 4.3 of Deutsche Telekom's Annual Report on Form 20-F filed with the SEC on March 15, 2005)
4.4	Terms and Conditions of the MTIP 2005 of Deutsche Telekom AG and participating companies
4.5	Form of Standard MTIP Invitation Letter to Current Members of Management Board (English translation)
4.6	Schedule 1 to Exhibit 4.5, Individual Deviations from Standard MTIP 2004 Invitation Letter to Current Members of Management Board
4.7	Schedule 2 to Exhibit 4.5, Individual Deviations from Standard MTIP 2005 Invitation Letter to Current Members of Management Board

4.8
Current Form of Post-Contractual Non-Compete Agreement (incorporated by reference to Exhibit 10.3 of Deutsche Telekom's registration statement on Form F-3 (Reg. No. 333-118932), filed with the SEC on September 13, 2004)
4.9
Schedule 1 to Exhibit 4.8, Individual Deviations from Standard Non-Compete Agreement by Current Members of Management Board (incorporated by reference to Exhibit 99.2 of Deutsche Telekom's Report on Form 6-K submitted with the SEC on February 17, 2006, for portions of which confidential treatment has been requested)
8.1	Significant Subsidiaries as of December 31, 2005
11.1	Deutsche Telekom AG's Code of Ethics, as amended
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Independent Registered Public Accounting Firms

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 14, 2006	DEUTSCHE TELEKOM AG
	By:	/s/ KAI-UWE RICKE Name: Kai-Uwe Ricke Title: Chairman of the Management Board
	By:	/s/ DR. KARL-GERHARD EICK Name: Dr. Karl-Gerhard Eick Title: Deputy Chairman of the Management Board Finance and Controlling

DEUTSCHE TELEKOM AG

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Management and Shareholders of Deutsche Telekom AG:

        We have audited the accompanying consolidated balance sheet of Deutsche Telekom AG as of December 31, 2005, 2004, and 2003 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2005, 2004, and 2003 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

        International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 48 and 49 to the consolidated financial statements.

March 13, 2006

Ernst & Young AG Wirtschaftspruefungsgesellschaft Stuttgart

(Prof. Dr. Pfitzer) Wirtschaftspruefer	(Hollweg) Wirtschaftspruefer

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft Frankfurt am Main

(Frings) Wirtschaftspruefer	(Menke) Wirtschaftspruefer

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
	Note	2005	2004	2003
		(millions of €)
Net revenue	(1)	59,604	57,353	55,596
Cost of sales	(2)	(31,862)	(31,544)	(29,493)

Gross profit		27,742	25,809	26,103

Selling expenses	(3)	(14,683)	(12,870)	(12,752)
General and administrative expenses	(4)	(4,210)	(4,476)	(4,596)
Other operating income	(5)	2,408	1,718	2,359
Other operating expenses	(6)	(3,635)	(3,916)	(2,765)

Profit from operations		7,622	6,265	8,349

Finance costs	(7)	(2,401)	(3,280)	(3,589)
Interest income		398	377	200
Interest expense		(2,799)	(3,657)	(3,789)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(8)	214	945	356
Other financial income (expense)	(9)	777	(361)	(890)

Profit (loss) from financial activities		(1,410)	(2,696)	(4,123)

Profit before income taxes		6,212	3,569	4,226

Income taxes	(10)	(196)	(1,552)	(1,709)

Profit after income taxes		6,016	2,017	2,517

Profit (loss) attributable to minority interests	(11)	432	424	454
Net profit
(profit attributable to equity holders of the parent)		5,584	1,593	2,063
Earnings per share	(12)
Basic		1.31	0.39	0.50
Diluted		1.31	0.39	0.50

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		As of December 31,
	Note	2005	2004	2003
		(millions of €)
Assets
Current assets
Cash and cash equivalents	17	4,975	8,005	8,684
Trade and other receivables	18	7,512	6,731	7,567
Current recoverable income taxes	10	613	317	1,025
Other financial assets	23	1,362	1,237	1,940
Inventories	19	1,097	1,154	972
Other assets		1,109	1,420	1,247

		16,668	18,864	21,435

Noncurrent assets
Intangible assets	20	52,675	50,745	55,460
Property, plant and equipment	21	47,806	46,294	49,249
Investments accounted for using the equity method	22	1,825	2,667	2,382
Other financial assets	23	779	1,636	1,368
Deferred tax assets	10	7,552	4,724	5,855
Other assets		575	360	309

		111,212	106,426	114,623

Total assets		127,880	125,290	136,058

Liabilities and shareholders' equity
Current liabilities
Financial liabilities	24	10,374	12,592	17,256
Trade and other payables	25	6,902	6,116	6,354
Income tax liabilities	10	1,358	1,049	466
Provisions	29	3,621	3,546	3,070
Other liabilities	27	2,703	2,969	3,062

		24,958	26,272	30,208

Noncurrent liabilities
Financial liabilities	24	36,347	38,498	46,776
Provisions for pensions and other employee benefits	28	4,596	4,209	4,175
Other provisions	29	2,036	2,883	2,601
Deferred tax liabilities	10	8,331	5,948	7,024
Other liabilities	27	2,030	1,677	1,536

		53,340	53,215	62,112

Liabilities		78,298	79,487	92,320
Shareholders' equity	30
Issued capital	31	10,747	10,747	10,746
Capital reserves	32	49,561	49,528	49,500
Retained earnings including carryforwards	33	(18,760)	(17,766)	(19,829)
Accumulated comprehensive income	34	(1,055)	(2,678)	(2,954)
Net profit		5,584	1,593	2,063
Treasury shares	35	(6)	(8)	(8)
Equity attributable to equity holders of the parent		46,071	41,416	39,518
Minority interests	36	3,511	4,387	4,220

		49,582	45,803	43,738

Total liabilities and shareholders' equity		127,880	125,290	136,058

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended December 31,
	Note 37	2005	2004	2003
		(millions of €)
Profit after income taxes		6,016	2,017	2,517
Depreciation, amortization and impairment losses		12,497	13,127	10,305
Income tax expense (refund)		196	1,552	1,709
Interest income and interest expenses		2,401	3,280	3,589
(Gain) loss from the disposal of noncurrent assets		(1,058)	(1306)	(865)
Share of (profit) loss of associates and joint ventures accounted for using the equity method		(152)	27	192
Other non-cash transactions		(111)	845	1,207
Change in assets carried as working capital		(360)	523	(643)
Change in provisions		(230)	604	651
Change in other liabilities carried as working capital		(130)	(337)	223
Income taxes received (paid)		(1,200)	48	121
Dividends received		60	82	38

Cash generated from operations		17,929	20,462	19,044

Interest paid		(4,017)	(4,986)	(4,766)
Interest received		1,086	1,244	775

Net cash from operating activities		14,998	16,720	15,053

Cash outflows for investments in
—Intangible assets		(1,868)	(1,044)	(1,141)
—Property, plant and equipment		(7,401)	(5,366)	(5,221)
—Noncurrent financial assets		(604)	(870)	(391)
—Investments in fully consolidated subsidiaries		(2,051)	(483)	(275)
Proceeds from the disposal of
—Intangible assets		33	7	19
—Property, plant and equipment		333	550	1,016
—Noncurrent financial assets		1,648	2,140	1,989
—Investments in fully consolidated companies and business units		0	1	1,511
Net change in short-term investments
and marketable securities		(148)	564	(222)
Other		0	0	466

Net cash used in investing activities		(10,058)	(4,501)	(2,249)

Proceeds from the issue of current financial liabilities		5,304	703	12,094
Repayment of current financial liabilities		(14,747)	(13,798)	(21,381)
Proceeds from the issue of noncurrent financial liabilities		4,944	1,322	6,940
Repayment of noncurrent financial liabilities		(443)	(481)	(3,211)
Dividend payments		(2,931)	(404)	(96)
Proceeds from the exercise of stock options		34	21	16
Repayment of lease liabilities		(200)	(244)	(150)
Change in minority interests		0	0	(7)

Net cash used in financing activities		(8,039)	(12,881)	(5,795)

Effect of exchange rate changes on cash and cash equivalents		69	(17)	(36)

Net increase (decrease) in cash and cash equivalents		(3,030)	(679)	6,973

Cash and cash equivalents, at the beginning of the year		8,005	8,684	1,711

Cash and cash equivalents, at the end of the year		4,975	8,005	8,684

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Equity attributable to equity holders of the parent
	Equity contributed			Consolidated shareholders' equity generated				Other comprehensive income
(millions of €)	Number of shares in thousands	Issued capital	Capital reserves	Retained earnings	Carry- forwards	Net profit (loss)	Total	Fair value measurement of available- for-sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes(1)	Difference from currency translation	Other	Total
At Jan. 1, 2003	4,197,752	10,746	49,551	(19,827)	0	0	(19,827)	316	267	0	(110)	(33)	0	440

Changes in the composition of the Group				(2)			(2)							0
Profit after income taxes						2,063	2,063							0
Dividends							0							0
Proceeds from the exercise of stock options			20				0							0
Shareholders' equity effect from mandatory convertible bond including tax effect			(71)				0							0
Change in other comprehensive income (not recognized in income statement)							0	(9)	857		(326)	(3,871)		(3,349)
Recognition of other comprehensive income in income statement							0	(45)						(45)

At Dec. 31, 2003	4,197,752	10,746	49,500	(19,829)	0	2,063	(17,766)	262	1,124	0	(436)	(3,904)	0	(2,954)

Changes in the composition of the Group							0							0
Profit after income taxes						1,593	1,593							0
Unappropriated net profit (loss) carried forward from previous year					2,063	(2,063)	0							0
Dividends							0							0
Proceeds from the exercise of option and conversion rights	102	1	28				0							0
Change in other comprehensive income (not recognized in income statement)							0	855	304	63	(120)	(623)		479
Recognition of other comprehensive income in income statement							0	(257)	1			53		(203)

At Dec. 31, 2004	4,197,854	10,747	49,528	(19,829)	2,063	1,593	(16,173)	860	1,429	63	(556)	(4,474)	0	(2,678)

Changes in the composition of the Group				(6)			(6)							0
Profit after income taxes						5,584	5,584							0
Unappropriated net profit (loss) carried forward from previous year					1,593	(1,593)	0							0
Dividends				(2,586)			(2,586)							0
Proceeds from the exercise of stock options	224		33				0							0
Change in other comprehensive income (not recognized in income statement)				5			5	126	(537)	(5)	211	2,794		2,589
Recognition of other comprehensive income in income statement							0	(984)	(28)		10	36		(966)
Sale of 2005 anniversary shares							0							0

At Dec. 31, 2005	4,198,078	10,747	49,561	(22,416)	3,656	5,584	(13,176)	2	864	58	(335)	(1,644)	0	(1,055)

(1)
Substantially all of the deferred taxes recorded in other comprehensive income relate to the fair value measurement of hedging instruments.

The accompanying notes are an integral part of the consolidated financial statements.

	Equity attributable to equity holders of the parent		Minority interests
				Other comprehensive income
(millions of €)	Treasury shares	Total (equity attributable to equity holders of the parent)	Minority interest capital	Fair value measurement of available- for-sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes	Difference from currency translation	Other	Total	Total (minority interest in equity)	Total consolidated shareholders' equity
At Jan. 1, 2003	(8)	40,902	4,093	0	0	0	0	(31)	0	(31)	4,062	44,964

Changes in the composition of the Group		(2)	(134)							0	(134)	(136)
Profit after income taxes		2,063	454							0	454	2,517
Dividends		0	(97)							0	(97)	(97)
Proceeds from the exercise of stock options		20								0	0	20
Shareholders' equity effect from mandatory convertible bond including tax effect		(71)								0	0	(71)
Change in other comprehensive income (not recognized in income statement)		(3,349)						(66)	1	(65)	(65)	(3,414)
Recognition of other comprehensive income in income statement		(45)								0	0	(45)

At Dec. 31, 2003	(8)	39,518	4,316	0	0	0	0	(97)	1	(96)	4,220	43,738

Changes in the composition of the Group		0	(14)							0	(14)	(14)
Profit after income taxes		1,593	424							0	424	2,017
Unappropriated net profit (loss) carried forward from previous year		0								0	0	0
Dividends		0	(394)							0	(394)	(394)
Proceeds from the exercise of option and conversion rights		29								0	0	29
Change in other comprehensive income (not recognized in income statement)		479				61		90		151	151	630
Recognition of other comprehensive income in income statement		(203)								0	0	(203)

At Dec. 31, 2004	(8)	41,416	4,332	0	0	61	0	(7)	1	55	4,387	45,803

Changes in the composition of the Group		(6)	(1,009)			6		(2)		4	(1,005)	(1,011)
Profit after income taxes		5,584	432							0	432	6,016
Unappropriated net profit (loss) carried forward from previous year		0								0	0	0
Dividends		(2,586)	(351)							0	(351)	(2,937)
Proceeds from the exercise of stock options		33								0	0	33
Change in other comprehensive income (not recognized in income statement)		2,594	4			(4)		48		44	48	2,642
Recognition of other comprehensive income in income statement		(966)								0	0	(966)
Sale of 2005 anniversary shares	2	2								0	0	2

At Dec. 31, 2005	(6)	46,071	3,408	0	0	63	0	39	1	103	3,511	49,582

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of accounting policies

General information

        The Deutsche Telekom Group (hereinafter referred to as Deutsche Telekom, the Group, or the Company) is one of the world's leading service providers in the telecommunications and information technology sector. With its strategic business areas Broadband/Fixed Network, Mobile Communications and Business Customers, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

        The Company was registered as Deutsche Telekom AG with the Commercial Registry of the Bonn District Court (Amtsgericht—HRB 6794) on January 2, 1995.

        The Company's registered office is in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

        The Declaration of Conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz—AktG) was released and made available to shareholders.

        In addition to Frankfurt/Main, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). Deutsche Telekom therefore also prepares financial information in accordance with U.S. GAAP (Generally Accepted Accounting Principles) applicable at the balance sheet date. Differences between accounting and measurement principles applied in Deutsche Telekom's consolidated financial statements under IFRS and those under U.S. GAAP are explained in the Annual Report on Form 20-F filed with the SEC.

        The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG are published in the Federal Gazette (Bundesanzeiger) and filed with the Commercial Register of the Bonn District Court under No. HRB 6794. The annual report and this Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom's listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.deutschetelekom.com.

        The consolidated financial statements of Deutsche Telekom for the 2005 financial year were released for publication by the Board of Management on February 13, 2006.

Basis of preparation

        The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union
(E.U.), as well as with the regulations under commercial law as set forth in § 315a (1) HGB (Handelsgesetzbuch—German Commercial Code). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing these consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission. The consolidated financial statements of Deutsche Telekom therefore also comply with IFRS. In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with the IFRSs required to be applied as of December 31, 2005. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP (Handelsgesetzbuch—HGB) as of January 1, 2003 are recognized directly in equity at the date of transition to IFRS.

        In August 2005, the IASB issued IFRS 7 "Financial Instruments: Disclosures," which contains new regulations concerning the disclosure of financial instruments. IFRS 7 replaces the disclosure regulations of International Accounting Standard (IAS) 32 and must be applied to reporting periods that commence on or after January 1, 2007. Deutsche Telekom has decided to apply IFRS 7 voluntarily to its 2005 consolidated financial statements and makes use of the option in IFRS 1 to prepare comparable data for the 2004 and 2003 financial years under IAS 32.

        The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the consolidated statement of changes in shareholders' equity include two comparative years.

        Presentation in the balance sheet differentiates between current and noncurrent assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The income statement is presented using the cost-of-sales method. Under this format, net revenues are compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

        The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

Standards, Interpretations and Amendments Issued, But Not Yet Adopted

        In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 5, "Rights to Interests arising from Decommissioning, Restoration and Environmental Funds." IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning assets or in undertaking environmental restoration or rehabilitation. The provisions are effective for financial years beginning on or after January 1, 2006. The adoption of IFRIC 5 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

        In December 2004, the IASB issued an amendment to International Accounting Standard (IAS) 19, "Employee Benefits." The IASB has decided to allow the option of recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss, directly in equity. This optional method may be used for financial years beginning on or after December 16, 2004. Deutsche Telekom decided not to apply this option. The amendment also specifies how Group entities should account for defined benefit group plans in their separate or individual financial statements and requires entities to give additional disclosures. This provision is effective for financial years beginning on or after January 1, 2006 and is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

        In April 2005, the IASB issued an amendment to IAS 39, "Financial Instruments: Recognition and Measurement—Cash Flow Hedge Accounting of Forecast Intragroup Transactions." Under this amendment, it is possible to recognize the foreign currency risks of a highly probable forecast intragroup transaction as a hedge in the consolidated financial statements. This requires the transaction to be denominated in a currency other than the functional currency of the entity entering into that transaction and the resulting currency risk to be recognized in net profit/loss in accordance with IFRS. The adoption of this amendment to IAS 39 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

        In June 2005, the IASB issued an amendment to IAS 39, "Financial Instruments: Recognition and Measurement—The Fair Value Option," to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit or loss (the fair value option). The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

        In August 2005, the IASB issued an amendment to IAS 1, "Presentation of Financial Instruments—Capital Disclosures." The amendment requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on Deutsche Telekom's results of operations, financial position or cash flows.

        In August 2005, the IASB issued an amendment to IAS 39, "Financial Instruments: Recognition and Measurement" and IFRS 4, "Insurance Contracts," "Financial Guarantee Contracts." These amendments clarify whether IFRS 4 or IAS 39 is to be applied when accounting for financial guarantee contracts in the issuer's financial statements. Regardless of whether they fulfill the characteristics of an insurance contract, financial guarantees are included in the scope of IAS 39 and are measured at fair value upon initial recognition. Subsequently, financial guarantees are measured at the higher of (1) the amount determined in accordance with IAS 37 and (2) the amount initially recognized (less, when appropriate, cumulative amortization recognized in accordance with IAS 18). If the issuer has asserted prior to the amendment to the standard that it regards a financial guarantee contract as an insurance contract within the meaning of IFRS 4, the issuer may elect to continue to apply IFRS 4 or to adopt IAS 39. The amendments to IAS 39 and IFRS 4 are not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

        In November 2005, the IFRIC issued IFRIC 7, "Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies." IFRIC 7 clarifies that in the period in which the economy of an entity's functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages: (a) Deferred tax items are remeasured in accordance with IAS 12, "Income Taxes," after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date; (b) the deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

        In December 2005, the IASB issued an amendment to IAS 21, "The Effects of Changes in Foreign Exchange Rates." The amendment to IAS 21 provides that if an exchange difference arises on a monetary item that forms part of a reporting entity's net investment in a foreign operation, that exchange difference should be reclassified to the separate component of equity in the financial statements in which the foreign operation is consolidated, proportionately consolidated, or accounted for using the equity method. This requirement applies regardless of the currency in which the monetary item is denominated and of which Group entity transacts with the foreign operation. The provisions of this amendment are effective for reporting periods beginning on or after January 1, 2006. The adoption of this amendment to IAS 21 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

        In January 2006, the IFRIC issued IFRIC 8, "Scope of IFRS 2." The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. The adoption of this interpretation is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

Consolidated group

        All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

        The changes in the composition of the Deutsche Telekom Group in 2005 are presented in the following table:

	Domestic	International	Total
Consolidated subsidiaries (including special-purpose entities)
Jan. 1, 2005	73	272	345
Additions	0	20	20
Disposals	(4)	(11)	(15)

Dec. 31, 2005	69	281	350

Associates accounted for using the equity method
Jan. 1, 2005	12	16	28
Additions	1	0	1
Disposals	(2)	(5)	(7)

Dec. 31, 2005	11	11	22

Joint ventures accounted for using the equity method
Jan. 1, 2005	2	2	4
Additions	0	0	0
Disposals	0	(2)	(2)

Dec. 31, 2005	2	0	2

Total
Jan. 1, 2005	87	290	377
Additions	1	20	21
Disposals	(6)	(18)	(24)

Dec. 31, 2005	82	292	374

Business combinations

  2004:

        On February 18, 2004, Deutsche Telekom AG's subsidiary, T-Online International AG, acquired all shares in the Scout24 group, Baar/Switzerland. The purchase price of EUR 0.2 billion was paid in cash and included the assumption of a shareholder loan amounting to EUR 37 million. The Scout24 group is primarily active in the market for internet marketplaces such as AutoScout24 and ImmobilienScout24. Goodwill of EUR 96 million resulted from a company valuation and subsequent purchase price allocation.

        Pursuant to a purchase agreement dated December 23, 2004, Slovak Telekom—a 51 percent subsidiary of Deutsche Telekom—acquired the remaining 49 percent of the shares in the Slovak mobile communications operator EuroTel Bratislava (renamed T-Mobile Slovensko in May 2005) for a cash price of EUR 0.3 billion. The company valuation and subsequent purchase price allocation resulted in goodwill of EUR 59 million.

        The fair values at the time of the aforementioned business combination and the carrying amounts immediately prior to the business combination are shown in the table below:

	Amounts recognized (fair values) at the date of first-time consolidation	Carrying amounts immediately prior to the business combination	Amounts recognized (fair values) at the date of first-time consolidation	Carrying amounts immediately prior to the business combination
	(in millions of €)
	Scout group		T-Mobile Slovensko
Assets	129	45	672	370
Current assets	16	16	74	74
Cash and cash equivalents	4	4	22	22
Miscellaneous assets	12	12	52	52
Non-current assets	113	29	598	296
Intangible assets	66	2	410	89
Property, plant and equipment	2	2	179	203
Investments accounted for using the equity method	21	1	0	0
Miscellaneous assets	24	24	9	4
Liabilities	86	63	251	187
Current liabilities	63	63	67	67
Financial liabilities	36	36	2	2
Trade payables	5	5	36	36
Other liabilities	22	22	29	29
Non-current liabilities	23	0	184	120
Financial liabilities	0	0	100	97
Other liabilities	23	0	84	23

  2005:

        In February and March 2005, Deutsche Telekom purchased as part of a public tender offer, and thereafter, approximately 16 percent of the outstanding shares in T-Online for a total price of EUR 1.8 billion. This share acquisition is part of the planned merger of T-Online into Deutsche Telekom AG. These transactions in February and March 2005 led to an increase in goodwill of EUR 0.8 billion.

        Magyar Telekom, Deutsche Telekom's Hungarian subsidiary, acquired an equity interest of approximately 76.5 percent in the Telekom Montenegro group for around EUR 0.15 billion in March and May 2005. The purchase price was paid in cash. In addition to traditional fixed-network services, the Telekom Montenegro group not only offers mobile communications services, but also operates as an Internet service provider. The purchase price allocation resulted in a goodwill of EUR 25 million. Telekom Montenegro was included in the consolidated financial statements as of March 31, 2005 for the first time.

	Amounts recognized (fair values) at the date of first-time consolidation	Carrying amounts immediately prior to the business combination
	(in millions of €) Telekom Montenegro group
Assets	201	181
Current assets	35	35
Cash and cash equivalents	7	7
Miscellaneous assets	28	28
Non-current assets	166	146
Intangible assets	40	19
Property, plant and equipment	114	122
Miscellaneous assets	12	5
Liabilities	41	44
Current liabilities	28	34
Financial liabilities	10	15
Trade payables	6	6
Other liabilities	12	13
Non-current liabilities	13	10
Financial liabilities	3	3
Other liabilities	10	7

        T-Online International AG fully acquired the cable network operator Albura Telecomunicaciones at June 30, 2005. The purchase price amounted to EUR 36 million; the purchase price allocation resulted in negative goodwill of EUR 4 million, which was recognized as income in profit or loss. The fair values of the assets acquired amounted to less than EUR 0.1 billion.

Pro forma information

        The following pro forma information shows the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in 2003 through 2005, as if they had been consolidated at the beginning of the financial year in which the acquisition was made.

	2005	2004	2003
	(millions of €)	(millions of €)	(millions of €)
Net revenue
Reported	59,604	57,353	55,596
Pro forma	59,627	57,671	55,596
Net profit
Reported	5,584	1,593	2,063
Pro forma	5,584	1,639	2,063
Earnings per share (€)
Reported	1.31	0.39	0.50
Pro forma	1.31	0.40	0.50

Principal subsidiaries

        The principal subsidiaries whose revenues, together with Deutsche Telekom AG, account for more than 90 percent of the Group's revenue are shown in the table below:

Name and registered office	Deutsche Telekom share Dec. 31, 2005	Net revenue 2005	Employees 2005
	(%)	(millions of €)	(annual average)
Consolidated subsidiaries
T-Mobile Deutschland GmbH, Bonn(2)	100.00	8,621	7,705
T-Mobile Holdings Ltd., Hatfield, United Kingdom(1)(3)	100.00	4,153	5,434
T-Mobile Austria GmbH, Vienna, Austria(1)(4)	100.00	885	1,585
T-Mobile USA, Inc., Bellevue, Washington, USA(1)(2)	100.00	11,887	24,943
T-Mobile Czech Republic a.s., Prague, Czech Republic(5)	60.77	938	2,455
T-Mobile Netherlands Holding B.V., The Hague, Netherlands(1)(3)	100.00	1,064	1,455
T-Online International AG, Darmstadt(1)	90.14	1,755	1,791
T-Systems Enterprise Services GmbH, Frankfurt am Main	100.00	5,830	19,073
T-Systems GEI GmbH, Aachen(6)	100.00	528	3,614
GMG Generalmietgesellschaft mbH, Münster	100.00	1,750	0
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	904	6,422
T-Systems Business Services GmbH, Bonn(1)	100.00	3,711	8,214
Magyar Telekom Rt., Budapest, Hungary(1)(7)	59.21	2,504	10,775
Slovak Telekom a.s., Bratislava, Slovakia(1)	51.00	759	5,857
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia(1)	51.00	1,149	6,811

(1)
Consolidated subgroup financial statements
(2)
Indirect shareholding via T-Mobile International AG & Co. KG, Bonn (Deutsche Telekom AG's indirect share: 100%)
(3)
Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%)
(4)
Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%)
(5)
Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG's indirect share: 100%)
(6)
Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt am Main (Deutsche Telekom AG's share: 100%)
(7)
Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG's share: 100%)

        In accordance with § 313 HGB, the full list of investment holdings is filed with the Commercial Register of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) HGB.

Consolidation methods

        The financial statements of the companies included in Deutsche Telekom's consolidated financial statements are prepared in accordance with uniform accounting policies.

        Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Any excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and of the liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss. In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, in accordance with the treatment of the corresponding assets and liabilities.

        When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

        Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

        A subsidiary is deconsolidated from the date it is no longer controlled by Deutsche Telekom.

        Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer's interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value. Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest.

Currency translation

        Foreign currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At balance sheet dates, monetary items are translated at the closing rate, and non-monetary items continue to be translated at the exchange rate at the date of transaction. Any resulting exchange rate differences are recognized in profit or loss.

        The financial statements of Group entities whose functional currency is not the euro are translated using the modified closing rate method. In the consolidated financial statements, the assets and liabilities of foreign Group entities are translated into euros from the local currency at the middle rates at the balance sheet date. The income statements and corresponding profit or loss of foreign currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

        The exchange rates of certain significant currencies changed as follows:

				Rate at balance sheet date
	Annual average rate
				Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	2005	2004	2003
	€	€	€	€	€	€
100 Czech korunas (CZK)	3.35741	3.13631	3.14101	3.44983	3.29045	3.08873
1 Pound sterling (GBP)	1.46209	1.47305	1.44585	1.45541	1.41624	1.41663
100 Croatian kunas (HRK)	13.51280	13.33720	13.21220	13.56480	13.04550	13.11000
1,000 Hungarian forints (HUF)	4.03201	3.97687	3.94347	3.95594	4.06902	3.79407
100 Polish zlotys (PLN)	24.86080	22.10010	22.73590	25.90210	24.52550	21.27500
100 Macedonian denars (MKD)	1.65696	1.61304	1.64012	1.64052	1.57865	1.62514
100 Slovak korunas (SKK)	2.59153	2.49843	2.41004	2.63992	2.58158	2.43000
1 U.S. dollar (USD)	0.80325	0.80386	0.88492	0.84496	0.73320	0.79340

Accounting policies

        Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use is lower than the carrying amount. Indefinite-lived intangible assets (U.S. mobile communications licenses (FCC licenses)) are carried at cost. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply. The useful lives and the amortization method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8.

        Amortization of mobile communications licenses begins as soon as the related network is ready for use. The useful lives of mobile communications licenses are determined based on several factors, including the term of the licenses granted by the respective regulatory body in each country, the availability and expected cost of renewing the licenses, as well as the development of future technologies. The useful lives of the Company's mobile communications licenses are as follows:

Years
Mobile communications licenses:
FCC licenses	Indefinite
UMTS licenses	15 to 22
GSM licenses	10 to 20

        Development expenditures, including internally developed software, are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures and borrowing costs are not capitalized and are expensed as incurred.

        Marketing expenses are similarly expensed as incurred, and amounted to approximately EUR 2.0 billion, EUR 1.7 billion and EUR 1.5 billion for the years ended December 31, 2005, 2004 and 2003.

        Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year-period and are also used for internal purposes. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditures, market share, growth rates and discount rate. Cash flow calculations are supported by external sources of information.

        Property, plant and equipment is carried at cost less straight-line depreciation and impairment losses. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. Costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are allocated to the relevant assets and expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

        Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply.

        The recoverable amount of the cash-generating units is generally determined using discounted cash flow calculations. Cash flows are projected over the estimated useful life of the asset or cash-generating unit. The discount rate used reflects the risk specific to the asset or cash-generating unit. The cash flows used reflect management assumptions and are supported by external sources of information.

        The useful lives of material asset categories are as follows:

Years
Buildings	25 to 50
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	4 to 12
Broadband distribution networks, outside plant networks and cable conduit lines	15 to 35
Other equipment, operating and office equipment	2 to 23

        Leasehold improvements are depreciated over the shorter of their useful lives or lease terms.

        Beneficial ownership of leased assets is attributed to the contracting party in the lease to which substantially all risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized by the lessor. Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

        If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and financial income. The lease receivable is reduced using the effective interest method and the carrying amount adjusted accordingly.

        If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term.

        Investment property consists of all property held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any accumulated depreciation and impairment losses.

        Noncurrent assets held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of carrying amount and fair value less costs to sell and are classified as "noncurrent assets held for sale." Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

        Inventories are carried at cost. Borrowing costs are not capitalized. Items of inventory are written down at the balance sheet date if their net realizable value is lower than their carrying amount. Similar items of inventory are measured using the weighted average cost method.

        Pension obligations and other employee benefits relate to obligations to non-civil servants. Liabilities for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the balance sheet date, but also expected future salary and benefit increases. For discounting the present value of benefits, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 4.1 percent as of December 31, 2005. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they are amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. The interest component of the addition to provisions contained in pension expenses is classified as interest expense. The return on plan assets is also classified in interest income. Service costs are shown within profit from operations. The amounts payable under defined contribution plans are expensed when the contributions are due and shown within profit from operations. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Past service costs are recognized immediately to the extent that the benefits are vested, otherwise, they are recognized on a straight line basis over the average remaining vesting period.

        For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to this group of people. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred and shown within profit from operations.

        Part-time working arrangements for employees approaching retirement are based on the block model of Altersteilzeit (partial retirement arrangement). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro rata basis during the term of the arrangement. The cumulative outstanding settlement amount is based on the difference between (a) the employee's remuneration before entering partial retirement (including the employer's social security contributions) and (b) the remuneration for the part-time service (including the employer's social security contributions, but excluding top-up payments). The second type of obligation relates to the employer's obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

        Other provisions are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar obligations are recognized in accordance with the change in the carrying amount of the related asset. Where the decrease in the amount of a provision exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss. Provisions are recognized for external legal fees related to expected losses from executory contracts.

        Contingencies (contingent liabilities and assets) are essentially potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities are recognized at their fair value if they were assumed in the course of a business combination. Contingent assets may not be recognized. Information on contingent liabilities are disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds, commercial paper, medium-term notes, and similar liabilities; trade payables; liabilities to banks; finance lease payables; promissory notes and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market place concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis.

        The liability and equity components of compound financial instruments are reported separately in the issuer's financial statements. The liability component is recognized at the amount that would have been generated from the issue of the equivalent debt instrument without the equity component based on the market conditions at the issue date. Accordingly, the amount recognized in equity—including deferred taxes and transaction costs—is equal to the market value of the conversion rights or options at the issue date, and hence the difference to the proceeds of issue. The equity component is included in capital reserves at a constant amount.

        Financial assets are measured at fair value on initial recognition. For all financial assets not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are taken into account. The fair values recognized in the balance sheet generally correspond to the market prices of the financial assets. If these are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters. For this calculation, the cash flows already fixed or determined by way of forward rates using the current yield curve are discounted at the measurement date using the discount factors calculated from the yield curve applicable at the reporting date. Middle rates are used.

        Cash and cash equivalents, which include cash accounts and short-term cash deposits at banks, have maturities of up to three months and are measured at amortized cost.

        Trade and other current receivables are measured at cost less any impairment losses using the effective interest method, if necessary. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

        Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of business areas and regional circumstances, this decision is the responsibility of the portfolio managers in question.

        Other noncurrent receivables are measured at amortized cost using the effective interest method.

        Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore have to be classified as "held for trading." Any gains or losses arising from subsequent measurement are recognized in the income statement.

        Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

        Other non-derivative financial assets are classified as "available for sale" and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is prolonged, significant or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

        Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

        The carrying amounts of the financial assets that are not designated as at fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of impairment (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss. Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on unquoted equity instruments that are classified as available for sale and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment's special risk position.

        Financial liabilities are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are also recognized.

        Trade payables and other non-derivative financial liabilities are generally measured at amortized cost using the effective interest method.

        The Group has not yet made use of the option to designate financial liabilities upon initial recognition as financial liabilities at fair value through profit or loss.

        Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as "held for trading" and reported at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

        Deutsche Telekom uses derivatives to hedge the interest rate and currency risks resulting from its operating, financing, and investing activities.

        The Company does not hold or issue derivatives for speculative trading purposes.

        Like all financial instruments, derivatives are carried at their fair value upon initial recognition. The fair values are also relevant for subsequent measurement. The fair value of traded derivatives is equal to their market value, which can be positive or negative. If there is no market value available, the fair value must be calculated using standard financial valuation models.

        The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. Interest-bearing derivatives are recorded at the full fair values, including accrued interest.

        For recording changes in the fair values, recognition in either the income statement or directly in equity, a determination is made whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If no hedge accounting is employed, the changes in the fair values of the derivatives must always be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

        Deutsche Telekom applies hedge accounting in accordance with IAS 39 to hedge balance sheet items and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

        Fair value hedges are used to hedge the fair values of assets recognized in the balance sheet, liabilities recognized in the balance sheet, or firm commitments not yet recognized in the balance sheet. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the carrying amount of the hedged item is adjusted by the profit or loss to the extent of the hedged risk (basis adjustment). The adjustments to the carrying amount are not amortized until the hedging relationship has been discontinued.

        Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is always recognized in profit or loss. In the case of currency risks, the change in the fair value resulting from spot rate changes is designated as the hedged risk. The interest component is separated from the hedge in accordance with IAS 39.74 (b). If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial balance sheet items arise.

        If hedges of a net investment in a foreign operation are employed, all gains or losses on the effective portion of the hedging instrument, together with any gains or losses on the foreign currency translation of the hedged investment in accordance with IAS 21, are taken directly to equity. Any gains or losses on the ineffective portion are recognized immediately in profit or loss. The cumulative remeasurement gains and losses on the hedging instrument that had previously been recognized directly in equity and the gains and losses on the currency translation of the hedged item are recognized in profit or loss only on disposal of the investment.

        IAS 39 sets out strict requirements on the use of hedge accounting. These are fulfilled at Deutsche Telekom by documenting, at the inception of a hedge, both the relationship between the financial instrument used as the hedging instrument and the hedged item, as well as the aim and strategy of the hedge. This involves concretely assigning the hedging instruments to the corresponding assets/liabilities or (firmly agreed) future transactions and also estimating the degree of effectiveness of the hedging instruments employed. The effectiveness of existing hedge accounting is monitored on an ongoing basis; ineffective hedges are discontinued immediately.

        Deutsche Telekom also employs hedges that do not satisfy the strict hedge accounting criteria of IAS 39 but which make an effective contribution to hedging the financial risk in accordance with the principles of risk management. Furthermore, Deutsche Telekom does not use hedge accounting in accordance with IAS 39 to hedge the foreign currency exposure of recognized monetary assets and liabilities, because the gains and losses on the hedged item from currency translation that are recognized in profit or loss in accordance with IAS 21 are shown in the income statement together with the gains and losses on the derivatives used as hedging instruments.

        Stock options (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the balance sheet date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques.

        Revenues contain all revenues from the ordinary business activities of Deutsche Telekom. Revenues are recorded net of value-added tax. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Up-front fees and related costs are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Related costs of acquiring customers are also deferred, up to the amount of deferred up-front fees, and recognized over the average customer retention period. For multiple-element arrangements, revenue recognition for each of the elements identified must be determined separately.

Deutsche Telekom has adopted the framework of the Emerging Issues Task Force Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21) in order to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). If the fair value of the delivered elements can not be determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration.

        Revenues from construction contracts are accounted for based on proportional performance. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the balance sheet item "trade and other receivables." Receivables from construction contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities from construction contracts. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

        Revenue in Deutsche Telekom's strategic business areas is recognized as follows:

Broadband/Fixed Network:

        The Broadband/Fixed Network strategic business area comprises the T-Com and T-Online business units. T-Com provides customers with narrow and broadband access to its fixed network. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. T-Com recognizes service revenues when the services are provided in accordance with contractual terms and conditions. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue. T-Online revenues consist primarily of revenues from subscriber fees and charges for advertising and e-commerce. Subscriber fees, consisting primarily of basic monthly charges for T-Online services and Internet access as well as use-related fees, are recognized as revenue in the period the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Mobile Communications:

        Mobile Communications revenues include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Business Customers:

Business Services

        Telecommunication Services include Network Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Revenues for voice and data services are recognized under such contracts when used by the customer. Revenues from Hosting & ASP Services are recognized as the services are provided.

Enterprise Services

        The terms of contracts awarded by Enterprise Services generally range from less than one year up to ten years. Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. Revenue from service contracts billed on the basis of time and material used is recognized as the services are provided. Revenue from systems integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price, milestone, or time and material-based. For fixed-price contracts, revenue is generally recognized based on proportional performance. For milestone contracts, revenue is recognized at the time a milestone is achieved and accepted by the customer. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered. Revenue from maintenance services is recognized over the contractual period or as the services are provided. Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized. Revenue from rentals and leases is recognized monthly as the fees accrue. Revenue for telecommunication services rendered by Enterprise Services is realized in line with the methods described under Business Services.

        Income taxes include current income taxes payable as well as deferred taxes. Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary difference arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.

Measurement uncertainties

        The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as the basis for the preparation of the consolidated financial statements. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties have on the consolidated financial statements.

        Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, in particular in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management's judgment.

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of Deutsche Telekom's mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this will result in less revenue, less cash flow and potential impairment to write-down these investments to their fair values, which could adversely affect future operating results.

        The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include ARPU, subscriber acquisition, earnings multiples and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

        Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded in accordance with IFRS when an investment's carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is prolonged involves judgment and relies heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation methods, based on information available from the investee. To determine whether an impairment is prolonged, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment's current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

        Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

        Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced and this reduction be recognized in profit or loss.

        Pension obligations for benefits to non-civil servants are generally satisfied by plans which are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuation, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension cost, because the amount of funded plan assets is small in relation to the outstanding pension obligations. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

        Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the sources of regular income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. In the past, Deutsche Telekom recognized provisions in the amount of the actuarially determined present value of Deutsche Telekom's share in the fund's future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

        Deutsche Telekom exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are expected from executory contracts, a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates of these losses from executory contracts may significantly affect future operating results.

Revenue recognition

Customer activation fees

        T-Com and T-Mobile receive installation and activation revenues from new customers. These revenues (and related costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management's estimates are revised, material differences may result in the amount and timing of revenue for any period.

Service contracts

        T-Systems conducts a portion of its business under long-term contracts with customers. Deutsche Telekom accounts for certain long-term service contracts based on proportional performance, recognizing revenue as performance of a contract progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements

        The framework of the Emerging Issues Task Force Issue No. 00-21 was adopted to account for multiple-element arrangements in accordance with IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). The determination of fair values is complex, because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, affecting future operating results.

Explanation of transition to IFRS

        According to Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002 on the application of international accounting standards (Official Journal EC L 243 p. 1), Deutsche Telekom is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards for the first time for the 2005 financial year. The opening IFRS consolidated balance sheet was prepared as of January 1, 2003 (date of transition to IFRS in accordance with IFRS 1). Deutsche Telekom adopts IFRS as adopted by the European Commission for use in the European Union for the first time in its consolidated financial statements for the year ended December 31, 2005, which includes comparative financial statements for the years ended December 31, 2004 and 2003. IFRS 1 requires that an entity develops accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies must be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS consolidated financial statements.

        In accordance with IFRS 1, assets and liabilities are recognized and measured in accordance with those IFRSs required to be applied as of December 31, 2005. The resulting differences between the IFRS carrying amounts and the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP as of January 1, 2003 are recognized directly in equity at the date of transition to IFRS.

Explanation of exemptions applied under IFRS 1

        In general, the carrying amounts of the assets and liabilities in the consolidated balance sheet under German GAAP for the period ended December 31, 2002 must be recognized and measured retrospectively in the opening IFRS consolidated balance sheet as of January 1, 2003 on the basis of those IFRSs in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The main exemptions applied by Deutsche Telekom are explained below:

Business combinations

        IFRS 3, "Business Combinations," is not required to be applied retroactively to business combinations that took place before the date of transition to IFRS. Deutsche Telekom has applied this exemption. The classification and amounts recorded in a business combination under German GAAP must then be maintained. As a rule, all assets and liabilities that were acquired or assumed in business combinations must be carried in the opening IFRS consolidated balance sheet. All assets, except intangible assets, and liabilities that were recognized in the consolidated balance sheet under German GAAP but that do not meet the IFRS recognition criteria are not recognized in the opening IFRS consolidated balance sheet, and reduce or increase the amount of retained earnings. All assets, except intangible assets and liabilities that were not recognized in the consolidated balance sheet under German GAAP but that do meet the IFRS recognition criteria are recognized in the opening IFRS consolidated balance sheet and increase or reduce the amount of retained earnings. Changes in the carrying amount of assets and liabilities already recognized under German GAAP are also presented in retained earnings. The carrying amount of goodwill under German GAAP is recognized in the opening IFRS consolidated balance sheet, subject to any necessary adjustments. At the date of transition to IFRS, goodwill was tested for impairment and was written down at the date of transition to IFRS if required. No other adjustments to the carrying amount were required.

        Historical cost and accumulated goodwill amortization were netted for the purpose of preparing the opening IFRS consolidated balance sheet.

Revaluation as deemed cost

        Entities that have revalued their assets at fair values at one particular date prior to first-time adoption of IFRS because of a specific event may establish these fair values as deemed cost and account for them from the date of the revaluation in accordance with the IFRSs effective at the date of preparation of the first IFRS financial statements. Deutsche Telekom has applied this exemption and has used the fair values of assets recognized in its opening consolidated balance sheet at the date of privatization (January 1, 1995) as the deemed cost of the assets under IFRS at January 1, 1995. These figures were carried in accordance with regulations on subsequent measurement for the period January 1, 1995 to January 1, 2003 (date of preparation of the opening IFRS consolidated balance sheet).

Fair value measurement

        An entity may elect to measure certain items of noncurrent assets at the date of transition at fair value instead of subsequent historical cost under IFRS; this exemption may be applied individually to each asset. Deutsche Telekom has applied this exemption in specific cases.

Employee benefits

        If an entity elects to recognize actuarial gains and losses arising as a result of the measurement of defined benefit plans after the date of transition to IFRS using the corridor approach permitted by IAS 19 "Employee Benefits," it may still decide not to apply the corridor approach retrospectively and to recognize all cumulative actuarial gains and losses from defined benefit plans directly in equity at the date of transition to IFRS. Deutsche Telekom has applied this exemption.

Cumulative translation differences

        Under IAS 21 "The Effects of Changes in Foreign Exchange Rates," differences from the translation of financial statements prepared in a currency other than the presentation currency of the parent must be recognized as a separate component of equity. In line with the principle of retrospective application of IFRS, these differences would be required to be determined retrospectively. According to the exemption in IFRS 1, cumulative translation differences may be deemed to be zero at the date of transition. In the case of subsequent disposal of the entity concerned, only translation differences that arose after the date of transition to IFRS are recognized in profit or loss. Deutsche Telekom has applied this exemption.

Share-based payment

        Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 "Share-based Payment" by a first-time adopter. Deutsche Telekom has applied this exemption.

        Material effects on the financial position and results of operations as a consequence of the transition from German GAAP to IFRS are presented in the following reconciliation.

Reconciliation of consolidated shareholders' equity:

	Explanatory notes	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
		(millions of €)	(millions of €)	(millions of €)
Shareholders' equity under German GAAP		37,941	33,811	35,416
Goodwill	1	(3,070)	(3,508)	(5,953)
Mobile communications licenses	1	9,773	13,134	13,973
Software	2	583	608	623
Borrowing costs	3	(477)	(574)	(774)
Available-for-sale financial assets	4	856	270	283
Leases	5	(641)	(456)	(189)
Provisions	6	1,550	1,587	1,093
Pension provisions		381	279	(167)
Other provisions		1,169	1,308	1,260
Deferred revenue	7	(1,023)	(944)	(923)
Other IFRS adjustments	8	294	60	101
Deferred taxes	9	17	(250)	1,314
Deferred tax assets		2,854	4,008	7,008
Deferred tax liabilities		(2,837)	(4,258)	(5,694)
Shareholders' equity under IFRS		45,803	43,738	44,964

Reconciliation of profit after income taxes:

	Explanatory notes	FY 2004	FY 2003
		(millions of €)	(millions of €)
Income after taxes under German GAAP		4,933	1,623
Goodwill	1	115	1,584
Mobile communications licenses	1	(3,083)	1,113
Software	2	(24)	(6)
Borrowing costs	3	94	184
Available-for-sale financial assets	4	(13)	(7)
Leases	5	(191)	(271)
Provisions	6	30	500
Pension provisions		105	439
Other provisions		(75)	61
Deferred revenue	7	(83)	(24)
Other IFRS adjustments	8	72	(118)
Deferred taxes	9	167	(2,061)
Profit after income taxes under IFRS		2,017	2,517

(1) Goodwill and mobile communications licenses

        FCC licenses have indefinite useful lives because of their independence from future technological developments and they are renewable indefinitely at little cost. Therefore, in contrast to German GAAP, under IFRS FCC licenses are not amortized but instead reviewed for impairment once a year (impairment-only approach). As a result, the amortization and non-scheduled write-downs of the FCC licenses charged in accordance with German GAAP as of January 1, 2003 were reversed. This reversal increased the carrying amount of the FCC licenses at January 1, 2003 by EUR 9.9 billion as compared to German GAAP.

        In contrast to German GAAP, goodwill is not amortized under IFRS due to its indefinite useful life. Instead, goodwill is allocated to the Group's cash-generating units and tested for impairment once a year and, if a triggering event exists, during the year.

        The impairment test performed in accordance with IFRS resulted in an impairment loss at T-Mobile USA of EUR 5.0 billion as of January 1, 2003 and of EUR 0.8 billion as of December 31, 2003, which was recognized through a reduction in the net carrying amount of goodwill. In 2004 as part of the winding up of the U.S. mobile communications joint venture with Cingular Wireless and the ensuing transfer of mobile communications licenses, the licenses were impaired by EUR 1.3 billion. In addition, the write-up of the previously recorded non-scheduled write-downs of FCC licenses under German GAAP in the amount of EUR 2.4 billion in 2004 was reversed.

        The impairment test of the T-Mobile UK cash-generating unit, which is part of T-Mobile, resulted in an impairment under IFRS of EUR 0.6 billion as of January 1, 2003 and EUR 2.2 billion as of December 31, 2004, which reduced the net carrying amount of goodwill accordingly.

        The causes of the 2004 impairment of T-Mobile UK were primarily the following:

  •
  Expected increase in competition due to the entrance of new competitors,

  •
  OFCOM (the independent regulator and competition authority for the UK communications industries) regulation effects on call termination charges.

        The impairment test of the T-Mobile Netherlands cash-generating unit, which is part of T-Mobile, resulted in an impairment under IFRS as of January 1, 2003 which was recognized through a reduction of EUR 0.1 billion in the net carrying amount of goodwill.

        The impairment test of the Magyar Telekom (formerly MATÁV) cash-generating unit, which is part of T-Com, resulted in an impairment under IFRS of EUR 0.3 billion as of January 1, 2003 and of EUR 0.2 billion as of December 31, 2003; the impairment test of the Slovak Telekom cash-generating unit, which is part of T-Com, resulted in impairment under IFRS of EUR 0.2 billion as of December 31, 2004. Both these impairments were recognized through a reduction in the goodwill carrying amount.

        UMTS licenses must be amortized under IFRS due to their finite useful lives. Under IFRS, however, they may only be amortized from the time the UMTS network is put into operation, rather than from the time of their acquisition. In Austria the UMTS network was put into operation in December 2003, in Germany in the second quarter of 2004 and in the United Kingdom in the third quarter of 2004. The UMTS networks have not yet been put into operation in the Netherlands and the Czech Republic. The amortization and non-scheduled write-downs under German GAAP as of January 1, 2003 have therefore been reversed. This reversal resulted in an increase of EUR 4.1 billion in the carrying amounts of the UMTS licenses as of January 1, 2003. The UMTS licenses in Germany and the United Kingdom were put into operation in 2004; as a result, the UMTS licenses were amortized under IFRS for the first time by EUR 0.5 billion in the 2004 financial year.

(2) Software

        Software and other development costs were expensed as incurred under German GAAP. However, in certain cases IFRS requires the capitalization of software development costs and their amortization over the software's useful life. Under IFRS, recognizing the cost of internally developed software increases shareholders' equity in all of the periods presented. In the periods following the recognition, profit after income taxes under IFRS in the periods presented remains largely unaffected.

(3) Borrowing costs

        Borrowing (finance) costs incurred during construction periods were capitalized under German GAAP, whereas under IFRS capitalization is optional for qualifying assets. Deutsche Telekom has elected to expense all finance costs incurred in connection with qualifying assets. Expensing borrowing costs reduces shareholders' equity under IFRS in all periods. The lower depreciation than under German GAAP increases profit after income taxes.

(4) Available-for-sale financial assets

        Investments in companies not fully consolidated and not accounted for in the consolidated financial statements using the equity method must be measured at fair value according to IFRS. As a rule, the resulting unrealized gains and losses are recognized directly in equity. If an impairment is prolonged, it must be recognized in the income statement. According to German GAAP, these assets are measured at amortized cost or, if appropriate, at the lower fair value. As a result of the different accounting policies used under IFRS and German GAAP, the IFRS shareholders' equity increases in all of the periods presented. The main effect at December 31, 2004 relates to the remeasurement of Mobile TeleSystems OJSC (MTS). The carrying amount of the investment in MTS under IFRS at December 31, 2004 is EUR 1.0 billion; the effect of EUR 0.8 billion resulting from the remeasurement has no effect on the income statement and is recognized directly as an increase in equity. Profit after income taxes remains largely unchanged in the periods presented.

(5) Leases

        Under German GAAP, the lease accounting classification generally follows its tax treatment. Under IFRS, the classifications of leased assets are based on the substance of the arrangement. A larger number of leases tend to be classified as finance leases under IFRS than under German GAAP. In an operating lease the lessor recognizes the asset while in a finance lease, the lessee recognizes the asset. Deutsche Telekom has entered into sale and leaseback transactions in connection with its real estate portfolio. Under German GAAP, these transactions usually involved the sale of the real estate that was subsequently leased back under operating leases, whereas under IFRS the buildings are classified as finance leases and the land as operating leases. Under IFRS, this results in the recognition of interest expense and a depreciation charge for the buildings and the recognition of rental expense for the land; the disposal gains as well as disposal losses not attributable to the impairment of the asset are recognized over the term of the lease. Under German GAAP, gains or losses from the sale of real estate are recorded, as is rental expense.

        This reduces shareholders' equity and the profit after income taxes under IFRS in all of the periods presented.

(6) Provisions

        Provisions must be recognized for pension obligations under both German GAAP and IFRS. Under German commercial law, Deutsche Telekom's pension obligations were calculated in accordance with the provisions of SFAS 87. Differences between the carrying amounts under IFRS and SFAS 87 arise from the different treatment of actuarial gains and losses in the opening IFRS balance sheet as of January 1, 2003 and the fact that the additional minimum liability is not recognized under IFRS. This reduces shareholders' equity in the opening IFRS consolidated balance sheet and increases it at the other reporting dates presented. Profit after income taxes increases for the periods presented.

        In the other provisions, it is primarily the restructuring provisions that increase shareholders' equity in all of the periods presented because the recognition of restructuring provisions under IFRS is subject to more detailed and stricter criteria than under German GAAP. Furthermore, provisions for future internal expenses that may be recognized under German GAAP are not carried under IFRS. Profit after income taxes remains largely unchanged in the periods presented.

(7) Deferred revenue

        The main difference between German GAAP and IFRS is the manner in which up-front fees are recognized. Under German GAAP, the up-front fees are recognized as revenue on the date on which the line is activated. Under IFRS, the up-front fees and the incremental costs are initially deferred and then recognized over the estimated average period of the customer retention. In addition, differences in the revenue recognition of construction contracts, leases and multiple-element arrangements have an impact on revenue. Overall, this reduces shareholders' equity under IFRS in all of the periods presented. Profit after income taxes remains largely unchanged.

(8) Other IFRS adjustments

        Other IFRS adjustments primarily relate to the different accounting for asset-backed securitization (ABS) transactions, derivatives, and the measurement of property, plant and equipment. All in all, this increased shareholders' equity in all of the periods presented. Profit after income taxes increased for the 2004 financial year and decreased for the 2003 financial year.

(9) Deferred taxes

        Deutsche Telekom did not apply GAS 10 in its consolidated financial statements under German GAAP up to December 31, 2004. The differences in the definition of deferred taxes under IFRS and German GAAP relate in particular to Deutsche Telekom AG's goodwill from the privatization, tax loss carryforwards, and general recognition and measurement differences between IFRS and German GAAP.

        As a result of the privatization of Deutsche Telekom AG, goodwill was recognized in the tax accounts, yet under IFRS no goodwill is capitalized in Deutsche Telekom AG's consolidated balance sheet. In contrast to German GAAP, Deutsche Telekom recognizes deferred taxes on this temporary difference in accordance with IAS 12 that will be reversed on a pro rata basis through goodwill amortization.

        Furthermore, under IFRS, in contrast to German GAAP, deferred tax assets are recognized on future expected tax reductions from the utilization of tax loss carryforwards. The deferred tax assets have been recognized to the extent it is probable that the recognized deferred tax assets from loss carryforwards will be realized, taking into account the expected developments of future earnings.

        The recognition of deferred taxes assets of EUR 7.0 billion as of January 1, 2003 resulted in an increase in shareholders' equity under IFRS; the item income tax in the income statement increases as a result of the reversal of deferred tax assets in all of the periods presented.

        Deferred taxes recognized on accounting differences consist primarily of deferred tax liabilities on temporary differences resulting from measurement differences under IFRS and German GAAP in connection with the U.S. mobile communications licenses. The recognition of these deferred tax liabilities reduces shareholders' equity under IFRS. Since these licenses are not amortized, the deferred tax liabilities would only be released in connection with the recognition of an impairment. The impairment recognized under IFRS in the second quarter of 2004 and the reversal of the write-up of these licenses under German GAAP resulted in the corresponding release of the deferred tax liabilities and, consequently, in an increase in profit after income taxes under IFRS.

Explanatory notes on material adjustments to the cash flow statement

Net cash from operating activities

		For the year ended December 31,
	Explanatory notes
		2004	2003
		(millions of €)
German GAAP		16,307	14,316
Internally developed software	10	254	242
ABS	11	(339)	378
Leases	12	207	150
Borrowing costs	13	(58)	(41)
Other		349	8
IFRS		16,720	15,053

Net cash used in investing activities

		For the year ended December 31,
	Explanatory notes
		2004	2003
		(millions of €)
German GAAP		(4,318)	(2,073)
Internally developed software	10	(254)	(242)
ABS	11	41	46
Leases	12	37	0
Borrowing costs	13	58	41
Other		(65)	(21)
IFRS		(4,501)	(2,249)

Net cash used in financing activities

		For the year ended December 31,
	Explanatory notes
		FY 2004	FY 2003
		(millions of €)
German GAAP		(12,652)	(5,226)
Internally developed software	10	0	0
ABS	11	298	(424)
Leases	12	(244)	(150)
Borrowing costs	13	0	0
Other		(283)	5
IFRS		(12,881)	(5,795)

(10) Internally developed software

        Under German GAAP, expenses for internally developed software are recognized as operating expenses. As such, the payments are shown under net cash from operating activities. Under IFRS, these expenses are recognized as internally generated intangible assets. These payments lead to an addition to assets and are shown under net cash used in investing activities.

(11) ABS

        As part of ABS transactions, certain financial assets are sold to a special-purpose entity (SPE). The SPE refinances itself on the capital market. Under IFRS, SPEs are generally consolidated by the economic beneficiary. In total, there are three SPEs arising from ABS transactions that are consolidated by Deutsche Telekom. Therefore, under IFRS, both financial liabilities (December 31, 2004: EUR 1,563 million; thereof EUR 256 million with a maturity of less than one year) and trade receivables increase. Changes under this item are shown accordingly under net cash used in financing activities or working capital and therefore net cash from operating activities. The effects of retained discounts are no longer shown under net cash from operating activities as in German GAAP, but under financial liabilities or financial receivables and shown under net cash used in investing or used in financing activities under IFRS.

(12) Leases

        Agreements that are classified as finance leases under IFRS but as operating lease for German GAAP lead to the IFRS recognition of the leased property by the lessee under lease liabilities. For the lessee, the lease payments represent interest payments and repayments. These repayments are shown under net cash used in financing activities. In the case of an operating lease under German GAAP, these payments for operating leases were classified as net cash from operating activities. In cases where Deutsche Telekom is the lessor of a finance lease under IFRS, the payments received (from the lessee) represent repayments of financial receivables and as such are shown under net cash used in investing activities.

(13) Borrowing costs

        Under German GAAP, certain borrowing costs are capitalized and shown under cash outflows for investments in property. Under IFRS, the option to capitalize borrowing costs was not applied and the payments are included in interest paid under net cash from operating activities.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1)   Net revenue

        Net revenue breaks down into the following revenue categories:

	2005	2004	2003
	(millions of €)
Revenue from the rendering of services	55,942	53,451	51,697
Revenue from the sale of goods and merchandise	3,345	3,535	3,458
Revenue from the use of entity assets by others	317	367	441

Net revenue	59,604	57,353	55,596

        The Mobile Communications business area, which increased revenues in the financial year by 12.1 percent, remains the major driver of revenues. The Broadband/Fixed Network business area, on the other hand, recorded a drop in revenues of about 3.0 percent, while the decline of revenues in the Business Customers business area was less pronounced at 2.0 percent.

        Changes to the composition of the group had a favorable impact on revenues of approximately EUR 0.4 billion, as did currency translation effects of EUR 0.1 billion.

(2)   Cost of sales

        The cost of sales rose by approximately EUR 0.4 billion in 2005 to EUR 31.9 billion (2004: EUR 31.5 billion; 2003: EUR 29.5 billion). Compared to the growth in revenue, this is a less than proportional increase.

        In addition to the sales-driven increase in costs, 2005 was impacted especially by higher amortization expense for UMTS licenses, along with increased depreciation expenses in connection with the acquisition of networks in California/Nevada and New York. This contrasts with EUR 1.3 billion in impairment losses on mobile communications licenses in the United States in 2004.

(3)   Selling expenses

        The increase in selling expenses by EUR 1.8 billion to EUR 14.7 billion (2004: EUR 12.9 billion; 2003: EUR 12.8 billion) results in particular from higher expenses at T-Mobile USA due to the growth in the number of T-Mobile stores, as well as higher customer acquisition costs. Higher marketing and selling expenses were also incurred in the Broadband/Fixed Network business area in connection with the broadband initiative.

(4)   General and administrative expenses

        In 2005, general and administrative expenses decreased year-on-year by EUR 0.3 billion to EUR 4.2 billion (2004: EUR 4.5 billion, 2003: EUR 4.6 billion). The decline at Group Headquarters and Shared Services (due in part to the non-recurrence of risks for other taxes) and in the Business Customers business area was offset by higher expenses in the Broadband/Fixed Network business area, in particular at T-Com.

(5)   Other operating income

	2005	2004	2003
	(millions of €)
Income from reversal of provisions	978	144	73
Income from transfers of costs	260	372	381
Income from disposal of noncurrent assets	141	182	307
Income from insurance compensation	84	52	63
Gains on disposal	1	0	503
Miscellaneous other operating income	944	968	1,032

	2,408	1,718	2,359

        The EUR 0.7 billion increase in other operating income in the 2005 financial year to EUR 2.4 billion is mainly due to noticeably higher income from a reversal of provisions. The new arrangements for the financing of the Civil Service Health Insurance Fund resulted in such income totaling around EUR 0.8 billion. For further information about the reversal of provisions see Note (29) "Other provisions."

        Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are largely not material.

(6)   Other operating expenses

	2005	2004	2003
	(millions of €)
Goodwill impairment losses	1,920	2,434	983
Loss on disposal of noncurrent assets	143	127	265
Additions to provisions	77	123	73
Losses on disposal	3	9	62
Miscellaneous other operating expenses	1,492	1,223	1,382

	3,635	3,916	2,765

        The reduction in other operating expenses is marked by offsetting effects: the reduction in expenses recognized for goodwill impairment losses to EUR 1.9 billion (T-Mobile UK) in 2005 contrasts with a EUR 0.3 billion increase in miscellaneous expenses related to personnel adjustment and restructuring measures. In the prior year, goodwill impairment losses recognized as expenses totaled EUR 2.4 billion. Of this amount, EUR 2.2 billion was attributable to T-Mobile UK, and EUR 0.2 billion to Slovak Telekom.

        Miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are largely not material.

(7)   Finance costs

	2005	2004	2003
	(millions of €)
Interest income	398	377	200
Interest expense	(2,799)	(3,657)	(3,789)

	(2,401)	(3,280)	(3,589)

of which from financial instruments in the measurement categories in accordance with IAS 39:
Loans and receivables	220	178	114
Held-to-maturity investments	3	13	18
Available-for-sale financial assets	36	57	171
Financial liabilities carried at amortized cost*	(2,510)	(3,402)	(3,768)

*
Interest expense calculated using the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities carried at amortized cost in the reporting period for hedge accounting in accordance with IAS 39.

        The favorable trend for interest expense and finance costs is due in particular to the reduction in financial liabilities in the 2005 financial year and improved debt ratings for Deutsche Telekom.

        Accrued interest payments from derivatives (interest rate swaps) that were designated as hedging instruments in a fair value hedge in accordance with IAS 39 are netted per swap contract and recognized as interest income or interest expense depending on the net amount. Finance costs are assigned to the measurement categories on the basis of the hedged item; only financial liabilities were hedged in the reporting period.

(8)   Share of profit/loss of associates and joint ventures accounted for using the equity method

	2005	2004	2003
	(millions of €)
Share of loss of joint ventures	(1)	(370)	(453)
Share of profit of associates	215	1,315	809

	214	945	356

        The share of profit of associates in 2005 includes EUR 0.1 billion in gains on the disposal of shares in comdirect bank. In the prior year, this item included EUR 1.0 billion from the sale of MTS shares, which was offset by losses incurred by Toll Collect reported under the share of loss of joint ventures.

(9)   Other financial income/expense

	2005	2004	2003
	(millions of €)
Income from investments	32	10	19
Net gain (loss) from financial instruments	1,090	(87)	(362)
Interest component from measurement of provisions and liabilities	(345)	(284)	(547)

	777	(361)	(890)

        All income components including interest income and expense from financial instruments held for trading are reported under other financial income/expense.

        Other financial income for 2005 is mainly affected by gains—reported under net gain/loss from financial instruments—on the disposal of the last tranche of MTS shares in the amount of around EUR 1.0 billion.

        In the period under review, income from financial instruments included a translation gain of EUR 0.1 billion (2004: EUR -0.1 billion) as well as income from the subsequent measurement of financial instruments held for trading in the amount of EUR 0.02 billion (2004: EUR -0.2 billion).

(10) Income taxes

Income taxes in the consolidated income statement

        Income taxes are broken down into current income taxes paid or payable in the individual countries, as well as deferred taxes.

        The following table provides a breakdown of profit or loss before income taxes:

	2005	2004	2003
	(millions of €)
Germany	5,146	4,943	4,117
International	1,066	(1,374)	109

	6,212	3,569	4,226

        The following table provides a breakdown of income taxes for Germany and International:

	2005	2004	2003
	(millions of €)
Current taxes
Germany	916	1,069	(241)
International	287	188	185

	1,203	1,257	(56)

Deferred taxes
Germany	1,025	708	1,881
International	(2,032)	(413)	(116)

	(1,007)	295	1,765

	196	1,552	1,709

        Deutsche Telekom's combined income tax rate for 2005 amounts to 39.0 percent, comprising corporate income tax at a rate of 25.0 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at the average national rate of 414 percent. While the combined income tax rate was also 39.0 percent in 2004, it was 40.4 percent in 2003. The German Flood Victim Solidarity Act (Flutopfersolidaritätsgesetz) resulted in a one-time increase of 1.5 percentage points in the corporate income tax rate in 2003 from 25.0 percent to 26.5 percent.

Reconciliation of the effective tax rate:

        The overall income tax expense of EUR 196 million in the reporting year (2004: EUR 1,552 million; 2003: EUR 1,709 million) is derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

	2005	2004	2003
	(millions of €)
Profit before income taxes	6,212	3,569	4,226
Expected income tax expense (applicable income tax rate of Deutsche Telekom AG: 2005: 39.0%, 2004: 39.0%, 2003: 40.4%)	2,423	1,392	1,707
Adjustments to expected tax expense
Effect of changes in statutory tax rates	(5)	6	(12)
Tax effects from prior years	148	(15)	(193)
Non-deductible foreign withholding taxes	4	29	(2)
Non-taxable income	(503)	(130)	(331)
Tax effects from equity investments	(49)	(369)	(148)
Non-deductible expenses	100	91	88
Permanent differences	(18)	(283)	76
Impairment of goodwill	749	949	377
Tax effects from allowances on loss carryforwards	(2,585)	(274)	392
Tax effects from additions to and reductions of trade tax	103	262	(109)
Amount of taxes after adjustment to different foreign tax rates	(212)	(151)	(127)
Other tax rate effects	41	45	(9)

Income tax expense according to the consolidated income statement	196	1,552	1,709

Effective income tax rate	3%	43%	40%

Current income taxes in the consolidated income statement:

        The following table provides a breakdown of current income taxes:

	2005	2004	2003
	(millions of €)
Current income taxes	1,203	1,257	(56)
of which:
Current tax expense	1,111	1,165	322
Prior-period tax expense (income)	92	92	(378)

        A credit in the amount of EUR 12 million exists for future dividend payments. This is due to prior-year retained earnings being taxed at a higher corporate income tax rate.

Deferred taxes in the consolidated income statement:

        The following table shows the development of deferred taxes:

	2005	2004	2003
	(millions of €)
Deferred tax expense (income)	(1,007)	295	1,765
of which on:
Temporary differences	1,105	317	1,333
Loss carryforwards	(2,090)	(22)	432

        A positive tax effect in the amount of EUR 306 million was recorded in 2005, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized. (2004: EUR 5 million; 2003: EUR 3 million).

        Impairments, reversals of prior impairments and the first-time recognition of deferred tax assets resulted in a positive tax effect in the amount of EUR 2,304 million in 2005. (2004: EUR 4 million; 2003: EUR 161 million).

        Based on an assessment of all available evidence, Deutsche Telekom determined that it had become probable that EUR 2,176 million of the previously unrecognized deferred tax assets at T-Mobile USA was realizable in the near term. A remaining deferred tax asset amounting to EUR 1,705 million was not recognized. Although T-Mobile USA became profitable in 2005 and expects to remain so in the future, the recognition of the deferred tax asset was limited to the amount realizable in the near term, taking into account a significant loss history, uncertainties regarding the demand for future products and services, and uncertainties surrounding the developments within the industry and competitive environment. Deutsche Telekom will re-assess the need to recognize deferred tax assets in future periods and review forecasts in relation to actual results and expected trends on an ongoing basis. The achievement of business plan targets in the future may change Deutsche Telekom's assessment regarding the recoverability of the deferred tax asset and may result in the recognition of further deferred tax assets in the period in which the realization of the remaining deferred tax asset becomes probable.

        Significant judgement is required in making such an assessment, and it is difficult to predict when, if ever, the Company's assessment may conclude that the remaining portion of its deferred tax assts are realizable.

Current income taxes in the consolidated balance sheet:

	December 31,
	2005	2004	2003
	(millions of €)
Recoverable taxes	613	317	1,025
Tax liabilities	1,358	1,049	466

Deferred taxes in the consolidated balance sheet:

	December 31,
	2005	2004	2003
	(millions of €)
Deferred tax assets	7,552	4,724	5,855
Deferred tax liabilities	(8,331)	(5,948)	(7,024)

	(779)	(1,224)	(1,169)

Of which:
Recognized in equity	(339)	(560)	(440)

Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:

	Deferred tax assets Dec. 31, 2005	Deferred tax liabilities Dec. 31, 2005	Deferred tax assets Dec. 31, 2004	Deferred tax liabilities Dec. 31, 2004	Deferred tax assets Dec. 31, 2003	Deferred tax liabilities Dec. 31, 2003
	(millions of €)
Current assets	612	(1,273)	594	(1,627)	558	(1,730)
Trade and other receivables	211	(544)	107	(610)	91	(738)
Other financial assets	360	(565)	330	(803)	331	(788)
Inventories	15	(32)	106	(26)	136	(31)
Other assets	26	(132)	51	(188)	0	(173)
Noncurrent assets	2,354	(9,410)	2,601	(8,270)	3,542	(8,957)
Intangible assets	1,408	(7,317)	1,723	(6,462)	2,024	(7,243)
Property, plant and equipment	509	(1,564)	502	(1,240)	768	(1,152)
Investments accounted for using the equity method	0	(56)	2	(54)	0	(42)
Other financial assets	340	(308)	316	(362)	624	(373)
Other assets	97	(165)	58	(152)	126	(147)
Current liabilities	1,387	(712)	2,157	(1,379)	2,168	(1,166)
Financial liabilities	124	(107)	261	(339)	245	(285)
Trade and other payables	705	(357)	1,472	(902)	1,298	(842)
Provisions	471	(97)	265	(60)	297	(39)
Other liabilities	87	(151)	159	(78)	328	0
Noncurrent liabilities	2,799	(489)	3,426	(476)	3,376	(626)
Financial liabilities	1,441	(398)	1,391	(277)	1,612	(374)
Provisions for pensions and other employee benefits	211	(49)	545	(46)	598	(22)
Other provisions	388	(33)	603	(25)	395	0
Other liabilities	759	(9)	887	(128)	771	(230)
Tax credits	62	0	27	0	0	0
Loss carryforwards	6,461	0	6,400	0	6,895	0

Total	13,675	(11,884)	15,205	(11,752)	16,539	(12,479)
Of which noncurrent	10,895	(8,642)	11,920	(8,606)	13,402	(9,583)
Netting	(3,553)	3,553	(5,804)	5,804	(5,455)	5,455
Valuation allowance	(2,570)	0	(4,677)	0	(5,229)	0
Recognition	7,552	(8,331)	4,724	(5,948)	5,855	(7,024)

        The following table shows the amount and expiration dates of operating loss carryforwards for tax purposes at December 31, 2005 in the Deutsche Telekom Group:

	Loss carryforwards for corporate income tax purposes	Loss carryforwards for tradetrade income tax purposes
Expiry within
1 year	11	0
2 years	14	0
3 years	15	0
4 years	10	0
5 years	2	0
After 5 years	10,357	0
Unlimited carryforward period	6,180	3,741

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

	December 31,
	2005	2004	2003
	(millions of €)
	Loss carryforwards for corporate income tax purposes
Expiry within
1 year	—	—	—
2 years	5	—	—
3 years	9	—	—
4 years	4	9	—
5 years	2	4	16
After 5 years	4,264	9,284	9,810
Unlimited carryforward period	2,920	3,064	3,384
	Temporary differences in corporate income tax
	68	77	231

        In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 132 million (December 31, 2004: EUR 222 million, December 31, 2003: EUR 107 million) and on temporary differences for trade tax purposes in the amount of EUR 15 million (December 31, 2004: EUR 89 million, December 31, 2003: EUR 4 million).

        No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

        Despite losses in the current and prior year, deferred tax assets in the amount of EUR 2,425 million were recognized on loss carryforwards and temporary differences for 2005 (December 31, 2004: EUR 305 million, December 31, 2003: EUR 5,748 million), as the Company expects to generate future taxable profits.

        No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 515 million (December 31, 2004: EUR 1,171 million,

December 31, 2003: EUR 1,425 million) as it is unlikely that these differences will be reversed in the near future.

(11) Profit/loss attributable to minority interests

        Profit/loss attributable to minority interests includes EUR 655 million (2004: EUR 961 million; 2003: EUR 583 million) in gains and EUR 223 million (2004: EUR 537 million; 2003: EUR 129 million) in losses.

        These amounts are mainly attributable to HT-Hrvatske telekomunikacije, Magyar Telekom, T-Online International AG, MobiMak and T-Mobile Czech Republic.

(12) Earnings per share

Basic earnings per share

	2005	2004	2003
Net profit (millions of €)	5,584	1,593	2,063
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	98	95	81

Adjusted net profit (basic) (millions of €)	5,682	1,688	2,144
Number of ordinary shares issued (millions)	4,198	4,198	4,198
Treasury shares (millions)	(2)	(3)	(3)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(24)	(28)	(31)
Effect from the potential conversion of the mandatory convertible bond (millions)	163	156	138

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,335	4,323	4,302

Basic earnings per share/ADS (€)	1.31	0.39	0.50

        Net profit/loss is calculated as the profit/loss after income taxes less profit/loss attributable to minority interests. The weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADS), each multiplied by the corresponding time weighting factor.

        In addition, to calculate basic earnings per share, the number of ordinary shares outstanding is increased by the total number of potential shares if the mandatory convertible bond issued in February 2003 were converted at the present time. Likewise, net profit is adjusted for all costs (after taxes) for financing the mandatory convertible bond, interest expense for the current period and bank fees, as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit.

Diluted earnings per share

	2005	2004	2003
Adjusted net profit (basic) (millions of €)	5,682	1,688	2,144
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0	0

Net profit (diluted) (millions of €)	5,682	1,688	2,144
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,335	4,323	4,302
Dilutive potential ordinary shares from stock options (millions)	3	5	5
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,338	4,328	4,307

Diluted earnings per share/ADS (€)	1.31	0.39	0.50

        The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. The equity instruments described below may dilute basic earnings per share in the future and have been included in the calculation of diluted earnings per share.

Stock options of Deutsche Telekom AG

        In 2001, Deutsche Telekom created the 2001 Stock Option Plan that led to the issue of stock options in August 2001 (2001 tranche) and July 2002 (2002 tranche). Potential dilutive ordinary shares may be created on the basis of this stock option plan.

        Options from the 2001 tranche of the 2001 Stock Option Plan have not yet had any dilutive effects. In other words, the 2001 tranche has had no effect on the determination of diluted earnings per share up to now.

        The determination of diluted earnings per share for the 2005 and 2004 financial years is nevertheless impacted by potential dilutive ordinary shares from the 2002 tranche of the 2001 Stock Option Plan. For the 2003 financial year, the 2002 tranche had no dilutive effect and was hence not included in the calculation of the diluted earnings per share. The number of ordinary shares outstanding (undiluted) was increased by 1 million potential dilutive ordinary shares for 2005 (2004: 1 million).

Stock options of T-Mobile USA

        As a consequence of the acquisition of T-Mobile USA in 2001, all unvested, outstanding options owned by employees of T-Mobile USA have been converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 for each unvested, outstanding T-Mobile USA option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. The number of ordinary shares outstanding was therefore increased by 2 million potential dilutive ordinary shares for 2005 (2004: 3 million; 2003: 4 million).

Stock options of Powertel

        As a consequence of the acquisition of Powertel in 2001 all unvested, outstanding Powertel options have been converted into Deutsche Telekom options at a conversion rate of 2.6353. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. Accordingly, the number of ordinary shares outstanding was increased by the potential dilutive ordinary shares. For the full year of 2005, the dilutive effect, rounded to millions of units, is less than 1 million (2004: 1 million; 2003: 1 million) units.

(13) Dividend per share

        For the 2005 financial year, the Board of Management proposes a dividend of EUR 0.72 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,005 million will be appropriated to the no par value shares carrying dividend rights at December 31, 2005.

        The final amount of the dividend depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders' meeting.

(14) Goods and services purchased

        This item breaks down as follows:

	2005	2004	2003
	(millions of €)
Goods purchased	6,190	5,867	5,503
Services purchased	10,157	10,345	10,751

	16,347	16,212	16,254

(15) Personnel costs

        The following table provides a breakdown of the personnel costs included in the functional costs:

	2005	2004	2003
	(millions of €)
Wages and salaries	11,436	10,411	10,528
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,520	1,482	1,404
Expenses for pension plans	1,129	1,195	1,108
Expenses for benefits	169	254	193

	14,254	13,342	13,233

        The year-on-year increase in 2005 is mainly due to expenditures for staff-related measures totaling approximately EUR 1.2 billion (2004: approximately EUR 0.2 billion).

        Number of employees (average for the year):

	2005	2004	2003
	(Number)
Civil servants	46,525	48,536	49,998
Non-civil servants	197,501	199,023	201,265

Total Deutsche Telekom Group	244,026	247,559	251,263

Trainees and student interns	10,019	10,146	9,958

(16) Depreciation, amortization and impairment losses

        The following table provides a breakdown of depreciation, amortization and impairment losses contained in the functional costs:

	2005	2004	2003
	(millions of €)
Amortization and impairment of intangible assets	4,427	5,461	2,233
of which: goodwill impairment losses	1,920	2,434	983
of which: amortization of mobile communications licenses	951	1,824	55
Depreciation and impairment of property, plant and equipment	8,070	7,666	8,072

	12,497	13,127	10,305

        Amortization and impairment of intangible assets are mainly related to mobile communications and software licenses as well as goodwill. The decrease in amortization and impairment of intangible assets of approximately EUR 1.0 billion resulted primarily from the fact that, in the prior year, impairment losses on goodwill were recognized at T-Mobile UK (EUR 2.2 billion) and Slovak Telekom (EUR 0.2 billion), as well as on U.S. mobile communications licenses (approximately EUR 1.2 billion) in connection with the winding up of the network joint venture between T-Mobile USA and Cingular Wireless. In the 2005 financial year, by contrast, impairment losses were recognized on goodwill at T-Mobile UK (EUR 1.9 billion) and the amortization of UMTS licenses increased by around EUR 0.3 billion, since the UMTS licenses in Germany and the United Kingdom were not put into commercial operation until the second and third quarters of 2004 respectively, meaning that the respective amortization did not begin until the second and third quarters of 2004. In addition, amortization of other intangible assets recognized at T-Mobile USA increased in the reporting period by approximately EUR 0.2 billion. These increases are associated with the wholesale agreement on minutes of use between T-Mobile USA and Cingular Wireless.

        The increase in depreciation of property, plant and equipment by approximately EUR 0.4 billion resulted primarily from an increase in depreciation due to the networks in California/Nevada and New York acquired in the first quarter of 2005.

        Deutsche Telekom performs its annual impairment test as of September 30. At the time of publication of the interim financial statements for the third quarter 2005, Deutsche Telekom had not yet completed the impairment test for its mobile communications operations in the United Kingdom (T-Mobile UK). At the time, information from various sources was still being evaluated, including the offer announced by Telefonica on October 31, 2005, to acquire the UK group O2 at a price of 200 pence per share (approximately GBP 17.7 billion). When determining the fair value less costs to sell, the purchase price paid in comparable transactions must generally be given preference over internal DCF calculations. We derived the fair value of the cash-generating unit T-Mobile UK from the Telefonica offer in accordance with a valuation model based on multipliers. These calculations resulted in an impairment expense equal to EUR 1.9 billion as of December 31, 2005.

        The following table provides a breakdown of impairment losses:

	2005	2004	2003
	(millions of €)
Intangible assets	1,958	3,710	1,017
of which: goodwill	1,920	2,434	983
of which: U.S. mobile communications licenses	30	1,250	0
Property, plant and equipment	248	158	132
of which: land and buildings	233	106	94
of which: technical equipment and machinery	7	45	33
of which: other equipment, operating and office equipment	5	5	5
of which: advance payments and construction in progress	3	2	0

	2,206	3,868	1,149

NOTES TO THE CONSOLIDATED BALANCE SHEET

(17) Cash and cash equivalents

        The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks.

        In the reporting period, cash and cash equivalents decreased by EUR 3.0 billion to EUR 5.0 billion. The main reasons for this decrease included the acquisition of additional interests in T-Online International AG prior to the ongoing merger process of the latter into Deutsche Telekom AG and the acquisition of networks in the United States, the dividend payment, and the repayment of bonds. The income from the sale of the remaining shares in MTS, in addition to the free cash-flow, had an offsetting effect.

        For the development of cash and cash equivalents, please see the consolidated cash flow statement.

(18) Trade and other receivables

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Trade receivables	7,328	6,625	7,309
Receivables from construction contracts	184	106	258

	7,512	6,731	7,567

        Of the total amount of trade receivables and receivables from construction contracts, EUR 7,509 million (December 31, 2004: EUR 6,612 million; December 31, 2003: EUR 7,474 million) are due within one year.

		of which, neither impaired nor past due on the reporting date	of which, not impaired as of the reporting date and past due in the following periods
	Net carrying amount as of Dec. 31, 2005
			less than 30 days	between 30 and 60 days	between 60 and 90 days	between 90 and 180 days	between 180 and 360 days	more than 360 days
Trade receivables	7,328	4,022	705	107	57	69	182	311
Receivables from construction contracts	184	184

        With respect to the outstanding trade receivables or receivables from construction contracts that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

        Deutsche Telekom has sold trade receivables to special-purpose entities in asset-backed securitization (ABS) transactions. These entities finance the purchase of assets by issuing securities on the capital market. The asset-backed securities transactions do not reduce the Group's receivables because the special-purpose entities are part of the consolidated group. As of December 31, 2005, Deutsche Telekom had sold trade receivables with a nominal value of EUR 1,544 million (December 31, 2004: EUR 1,697 million) to the special-purpose entities. Depending on the program, the receivables are sold with different discounts for bad debts and dilutions. As of December 31, 2005, the cumulative discount for bad debts was EUR 63 million (December 31, 2004: EUR 68 million) and that for dilutions was EUR 89 million (December 31, 2004: EUR 103 million). Risks in these amounts still remain at Deutsche Telekom. All other risks in connection with the receivables sold have been transferred to the special-purpose entities.

        In the 2005 financial year, trade receivables amounting to EUR 1,324 million (December 31, 2004: EUR 1,612 million) were pledged in connection with ABS transactions, and collateral in the form of cash deposits amounting to EUR 154 million (December 31, 2004: EUR 82 million) was pledged to third parties outside the Group. The latter were also reported under receivables on the balance sheet.

        Receivables totaling EUR 102 million (December 31, 2004: EUR 220 million) were used in connection with collateral agreements as surety for the default risk from derivative transactions. Collateral agreements are used to stipulate that a contracting party must transfer collateral in the form of cash to the other contracting party if the fair values of the derivatives between the two parties exceed a certain limit, the "allowance." In these collateral agreements, allowances and, in some cases, also the calculation frequency depend on the counterparty's rating. If the rating of one of the counterparties deteriorates, its allowance decreases, which means that this counterparty may have to provide higher collateral if required. In addition, a lower rating of a counterparty shortens the calculation frequency, in some cases down to daily calculation. In connection with collateral agreements, Deutsche Telekom, as of December 31, 2005, had also accepted cash collateral in the amount of EUR 10 million.

        In 2005, Deutsche Telekom accepted a total of EUR 6 million (2004: EUR 11 million) in cash collateral as securities for receivables arising from the marketing of mobile communications services. By the reporting date this cash collateral had neither been sold nor transferred as collateral.

        The following table shows the development of allowances on receivables:

	2005	2004	2003
	(millions of €)
Allowances at January 1	1,045	1,038	1,229
Currency translation adjustments	23	(1)	(35)
Additions (allowances recognized as expense)	541	464	409
Use	(396)	(402)	(332)
Reversal	(105)	(54)	(233)

Allowances at December 31	1,108	1,045	1,038

        The expense impact of derecognitions totals EUR 367 million (2004: EUR 382 million; 2003: EUR 508 million).

        In the 2005 financial year, the total amount recognized as net impairment losses on loans and receivables was EUR 787 million (2004: EUR 764 million) (impairment losses: EUR 909 million; 2004: EUR 857 million; reversals of impairment losses: EUR 122 million; 2004: EUR 93 million). These are principally related to allowances on trade receivables as well as full derecognition of such items on grounds of uncollectibility.

(19) Inventories

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Raw materials and supplies	105	251	224
Work in process	93	125	104
Finished goods and merchandise	873	761	636
Advance payments	26	17	8

	1,097	1,154	972

        Of the inventories reported as of December 31, 2005, EUR 139 million (December 31, 2004: EUR 88 million; December 31, 2003: EUR 25 million) were recognized at their net realizable value. Write-downs of EUR 150 million (2004: EUR 67 million; 2003: EUR 114 million) on the net realizable value were recognized in profit or loss.

        Inventories are not subject to any restrictions on title.

(20) Intangible assets

		Acquired intangible assets
	Internally developed intangible assets	Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets	Goodwill	Advance payments	Total
	(millions of €)
Cost
At January 1, 2003	728	40,753	1,038	15,378	825	20,272	3,240	29,426	228	71,135
Currency translation	(8)	(4,054)	(25)	(483)	(12)	(3,394)	(140)	(2,447)	0	(6,509)
Changes in the composition of the Group	(6)	(145)	17	0	0	13	(175)	(51)	0	(202)
Additions	235	682	129	1	1	20	531	104	56	1,077
Disposals	65	637	84	0	0	18	535	24	10	736
Reclassifications	43	396	(270)	0	0	(16)	682	0	(179)	260
At December 31, 2003	927	36,995	805	14,896	814	16,877	3,603	27,008	95	65,025
Currency translation	(6)	(1,259)	20	8	15	(1,271)	(31)	(615)	0	(1,880)
Changes in the composition of the Group	0	589	379	38	17	0	155	31	4	624
Additions	234	781	78	87	0	13	603	227	83	1,325
Disposals	118	505	52	0	0	9	444	0	2	625
Reclassifications	19	258	(210)	0	0	(1)	469	0	(81)	196
At December 31, 2004	1,056	36,859	1,020	15,029	846	15,609	4,355	26,651	99	64,665
Currency translation	15	2,740	8	163	7	2,404	158	1,467	1	4,223
Changes in the composition of the Group	0	70	22	0	4	0	44	(15)	(1)	54
Additions	233	1,571	104	2	0	336	1,129	866	158	2,828
Disposals	133	655	22	0	0	6	627	14	8	810
Reclassifications	228	201	(401)	0	0	0	602	1	(109)	321
At December 31, 2005	1,399	40,786	731	15,194	857	18,343	5,661	28,956	140	71,281
Accumulated amortization
At January 1, 2003	208	2,997	698	198	216	0	1,885	6,020	4	9,229
Currency translation	(3)	(89)	(15)	0	(2)	0	(72)	(963)	0	(1,055)
Changes in the composition of the Group	(5)	(123)	12	0	0	0	(135)	(47)	0	(175)
Additions (amortization)	213	1,003	107	1	54	0	841	0	0	1,216
Additions (impairment)	0	34	3	0	0	0	31	983	0	1,017
Disposals	65	595	80	0	0	0	515	9	4	673
Reclassifications	0	6	(173)	0	0	0	179	0	0	6
At December 31, 2003	348	3,233	552	199	268	0	2,214	5,984	0	9,565
Currency translation	(3)	(160)	9	(4)	5	(142)	(28)	(472)	0	(635)
Changes in the composition of the Group	0	103	0	0	8	0	95	0	0	103
Additions (amortization)	273	1,478	84	519	55	0	820	0	0	1,751
Additions (impairment)	0	1,276	23	0	0	1,250	3	2,434	0	3,710
Disposals	107	481	51	0	0	0	430	0	0	588
Reclassifications	0	14	(135)	0	0	0	149	0	0	14
At December 31, 2004	511	5,463	482	714	336	1,108	2,823	7,946	0	13,920
Currency translation	8	253	0	3	2	158	90	743	0	1,004
Changes in the composition of the Group	0	26	0	0	1	0	25	(20)	0	6

Additions (amortization)	351	2,118	97	864	57	0	1,100	0	0	2,469
Additions (impairment)	0	38	0	0	0	30	8	1,920	0	1,958
Disposals	132	622	19	0	0	0	603	8	0	762
Reclassifications	(13)	24	(354)	0	0	0	378	0	0	11
At December 31, 2005	725	7,300	206	1,581	396	1,296	3,821	10,581	0	18,606
Net carrying amounts
At December 31, 2003	579	33,762	253	14,697	546	16,877	1,389	21,024	95	55,460
At December 31, 2004	545	31,396	538	14,315	510	14,501	1,532	18,705	99	50,745
At December 31, 2005	674	33,486	525	13,613	461	17,047	1,840	18,375	140	52,675

        The net carrying amount of the UMTS licenses of EUR 13,613 million mainly comprises EUR 7,687 million for the license of T-Mobile Deutschland (December 31, 2004: EUR 8,199 million, December 31, 2003: EUR 8,541 million) and EUR 5,328 million for the T-Mobile UK license (December 31, 2004: EUR 5,509 million, December 31, 2003: EUR 5,672 million).

        Cost and amortization of goodwill are allocated to the Company's strategic business areas as follows:

	Broadband Fixed Network	T-Mobile	T-Systems	Group Headquarters	Elimination	Deutsche Telekom Group
	(millions of €)
Acquisition cost
At January 1, 2003	2,111	22,995	4,360	0	(40)	29,426
Currency translation	(20)	(2,428)	(2)	0	3	(2,447)
Changes in the consolidated group	(53)	0	1	0	1	(51)
Additions	94	10	1	1	(2)	104
Disposals	(13)	0	(11)	0	0	(24)

At December 31, 2003	2,119	20,577	4,349	1	(38)	27,008
Currency translation	30	(645)	0	0	0	(615)
Changes in the consolidated group	187	0	(156)	0	0	31
Additions	104	119	6	0	(2)	227
Disposals	0	0	(13)	0	13	0
Reclassifications	0	0	0	2	(2)	0

At December 31, 2004	2,440	20,051	4,186	3	(29)	26,651
Currency translation	(4)	1,471	0	0	0	1,467
Changes in the consolidated group	(15)	0	0	0	0	(15)
Additions	793	66	11	0	(4)	866
Disposals	(8)	(11)	(3)	0	8	(14)
Reclassifications	0	1	0	0	0	1

At December 31, 2005	3,206	21,578	4,194	3	(25)	28,956
Amortization
At January 1, 2003	187	5,833	0	0	0	6,020
Currency translation	(2)	(961)	0	0	0	(963)

Changes in the consolidated group	(47)	0	0	0	0	(47)
Additions	81	902	0	0	0	983
Disposals	(9)	0	0	0	0	(9)

At December 31, 2003	210	5,774	0	0	0	5,984
Currency translation	2	(471)	(2)	(1)	0	(472)
Changes in the consolidated group	0	0	0	0	0	0
Additions	155	2,279	0	0	0	2,434
Disposals	0	0	0	0	0	0
Reclassifications	0	0	0	0	0	0

At December 31, 2004	367	7,582	(2)	(1)	0	7,946
Currency translation	11	736	0	0	(4)	743
Changes in the consolidated group	(20)	0	0	0	0	(20)
Additions	0	1,917	0	0	3	1,920
Disposals	(8)	0	0	0	0	(8)
Reclassifications	0	0	0	0	0	0

At December 31, 2005	350	10,235	(2)	(1)	(1)	10,581
Net carrying amonts
At December 31, 2003	1,909	14,803	4,349	1	(38)	21,024
At December 31, 2004	2,073	12,469	4,188	4	(29)	18,705
At December 31, 2005	2,856	11,343	4,196	4	(24)	18,375

        The carrying amounts of the goodwill assets are allocated to the following cash-generating units:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
T-Mobile USA	4,325	3,755	4,032
T-Systems Enterprise Services GmbH	4,196	4,188	4,349
T-Mobile UK	2,886	4,655	6,775
T-Mobile Netherlands	1,144	1,144	1,144
Other	5,824	4,963	4,724

Total	18,375	18,705	21,024

(21) Property, plant and equipment

	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
	(millions of €)
Cost
At January 1, 2003	17,246	83,114	6,473	2,413	109,246
Currency translation	(143)	(1,458)	(176)	(223)	(2,000)
Changes in the composition of the Group	(1)	(3,960)	(260)	(9)	(4,230)
Additions	821	2,310	524	2,838	6,493
Disposals	988	1,885	461	58	3,392
Reclassifications	472	1,537	358	(2,601)	(234)
At December 31, 2003	17,407	79,658	6,458	2,360	105,883
Currency translation	8	(20)	(8)	(94)	(114)
Changes in the composition of the Group	0	297	18	17	332
Additions	340	2,061	601	2,252	5,254
Disposals	368	1,729	569	62	2,728
Reclassifications	13	1,999	276	(2,484)	(196)
At December 31, 2004	17,400	82,266	6,776	1,989	108,431
Currency translation	105	1,175	112	196	1,588
Changes in the composition of the Group	21	196	27	24	268
Additions	134	3,793	733	3,612	8,272
Disposals	801	1,661	596	46	3,104
Reclassifications	287	3,075	337	(3,110)	589
At December 31, 2005	17,146	88,844	7,389	2,665	116,044
Accumulated depreciation
At January 1, 2003	4,623	45,476	4,223	1	54,323
Currency translation	(29)	(484)	(100)	0	(613)
Changes in the composition of the Group	(1)	(2,584)	(226)	0	(2,811)
Additions (depreciation)	600	6,567	773	0	7,940
Additions (impairment)	94	33	5	0	132
Disposals	316	1,651	365	0	2,332
Reclassifications	42	(62)	16	0	(4)
Reversal of impairment losses	0	(1)	0	0	(1)
At December 31, 2003	5,013	47,294	4,326	1	56,634
Currency translation	(3)	35	(3)	0	29
Changes in the composition of the Group	0	151	14	0	165
Additions (depreciation)	723	6,052	730	3	7,508
Additions (impairment)	106	45	5	2	158
Disposals	128	1,719	496	0	2,343
Reclassifications	(70)	68	(11)	(1)	(14)
Reversal of impairment losses	0	0	0	0	0
At December 31, 2004	5,641	51,926	4,565	5	62,137
Currency translation	33	387	65	0	485

Changes in the composition of the Group	0	67	18	0	85
Additions (depreciation)	649	6,369	786	18	7,822
Additions (impairment)	233	7	5	3	248
Disposals	427	1,555	530	11	2,523
Reclassifications	11	(46)	12	20	(3)
Reversal of impairment losses	(12)	0	0	(1)	(13)
At December 31, 2005	6,128	57,155	4,921	34	68,238
Net carrying amounts
At December 31, 2003	12,394	32,364	2,132	2,359	49,249
At December 31, 2004	11,759	30,340	2,211	1,984	46,294
At December 31, 2005	11,018	31,689	2,468	2,631	47,806

        EUR 277 million were recognized on the balance sheet in connection with restoration obligations as of December 31, 2005 (December 31, 2004: EUR 233 million, December 31, 2003: EUR 183 million).

(22) Investments accounted for using the equity method

        Significant investments in entities accounted for using the equity method and the related goodwill amounts break down as follows:

	Dec. 31, 2005			Dec. 31, 2004			Dec. 31, 2003
Name	Deutsche Telekom share	Net carrying amount	Goodwill	Deutsche Telekom share	Net carrying amount	Goodwill	Deutsche Telekom share	Net carrying amount	Goodwill
	%	(millions of €)%			(millions of €)%			(millions of €)
PTC	49.00	1,693	1,163	49.00	1,473	1,101	49.00	1,175	955
GSM Facilities(1)	n/a	n/a	n/a	35.17	879	0	29.20	575	0
MTS(2),(3)	n/a	n/a	n/a	n/a	n/a	n/a	25.15	332	6
Toll Collect	45.00	0	0	45.00	0	0	45.00	0	0
Other	—	132	58	—	315	59	—	300	39

		1,825	1,221		2,667	1,160		2,382	1,000

(1)
Entity was dissolved in January 2005
(2)
Share was reduced to approximately 10% in December 2004, complete sale in September 2005
(3)
Proportional market value on December 31, 2003: EUR 1,647 million

        Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(billions of €)
Aggregated key financial figures for the associates accounted for using the equity method
Total assets	2.5	5.4	8.8
Total liabilities	1.0	3.6	6.0
Net revenue	2.2	2.1	3.8
Profit (loss)	0.3	0.1	0.5

        The following table is a summary presentation of aggregated key financial figures—pro-rated according to the relevant percentage of shares held—for the joint ventures of Deutsche Telekom accounted for using the equity method:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(billions of €)
Aggregated key financial figures for the joint ventures accounted for using the equity method
Total assets	0.4	1.4	1.3
Current	0.2	0.1	0.2
Non-current	0.2	1.3	1.1
Total liabilities	0.8	0.8	0.9
Current	0.2	0.6	0.6
Non-current	0.6	0.2	0.3
Net revenue	0.2	0.2	0.7
Profit (loss)	(0.1)	(0.4)	(0.4)

(23) Other financial assets

	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003
	Total	of which: current	Total	of which: current	Total	of which: current
	(millions of €)
Originated loans and receivables	1,284	831	1,106	738	1,759	1,338
Available-for-sale financial assets	317	129	1,348	88	1,024	106
Derivatives	445	315	396	396	475	455
Miscellaneous assets	95	87	23	15	50	41

	2,141	1,362	2,873	1,237	3,308	1,940

        Other financial assets were significantly reduced in the 2005 financial year. The decrease is primarily attributable to the sale of the shares in MTS (EUR 1,018 million) in September 2005.

		of which neither impaired nor past due on the reporting date	of which, not impaired as of the reporting date and past due in the following periods
	Net carrying amount as of Dec. 31, 2005
			less than 30 days	between 30 and 60 days	between 60 and 90 days	between 90 and 180 days	between 180 and 360 days	more than 360 days
Originated loans and receivables
due within one year	831	672	7	2	1	81	28	33
due after more than one year	453	453

        With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

        The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 163 million as of December 31, 2005 (December 31, 2004: EUR 211 million).

        In the 2005 financial year, EUR 9 million (2004: EUR 10 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was prolonged or material.

        The principle investments not intended for sale up until the preparation of the financial statements are shown below:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
T-Mobile Venture Fund GmbH & Co. KG	63	38	32
Beach Holding Co. (SBS International Puerto Rico, Inc.)	26	23	0
MMBG Multimedia Betriebs GmbH & Co. KG i.L.	10	10	10
Deutsche Telekom, Inc.	7	7	7
T-Corporate Venture Fund GmbH & Co. KG	6	6	0
T-Venture Telekom Funds Beteiligungs-GmbH	6	6	0
T-Com Venture Fund GmbH & Co. KG	6	2	0

        A market price was not available for the aforementioned investments. It was also impossible to derive the fair value for the period using comparable transactions. The company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined.

        The investment in Intelsat Ltd., which had been carried at cost, was sold in the 2005 financial year. The net carrying amount at the time of disposal was EUR 79 million. A gain of EUR 21 million was realized on disposal.

        Deutsche Telekom sold two investments carried at cost in the 2004 financial year. The carrying amounts of these investments amounted to EUR 7 million at the time of the sale. Gains on disposal totaled EUR 9 million.

(24) Financial liabilities

	Dec. 31, 2005
	Total	due within one year	due > one year < five years	due > five years
	(millions of €)
Convertible bonds	2,296	2,296	0	0
Non-convertible bonds	27,099	4,682	9,724	12,693
Commercial papers, medium-term notes, and similar liabilities	7,860	222	5,219	2,419
Liabilities to banks	2,227	284	1,394	549

	39,482	7,484	16,337	15,661

Lease liabilities	2,373	200	455	1,718
Liabilities arising from ABS transactions	1,363	274	1,089	0
Promissory notes	645	0	0	645
Other interest-bearing liabilities	129	71	58	0
Other non-interest-bearing liabilities	2,051	1,690	352	9
Derivative financial liabilities	678	655	22	1

	7,239	2,890	1,976	2,373

	Dec. 31, 2004
	Total	due within one year	due > one year < five years	due > five years
	(millions of €)
Convertible bonds	2,318	0	2,318	0
Non-convertible bonds	29,447	5,983	9,876	13,588
Commercial paper, medium-term notes, and similar liabilities	8,055	1,574	4,097	2,384
Liabilities to banks	3,082	1,383	855	844

	42,902	8,940	17,146	16,816

Lease liabilities	2,487	189	505	1,793
Liabilities arising from ABS transactions	1,563	256	1,307	0
Promissory notes	651	9	0	642
Other interest-bearing liabilities	131	129	2	0
Other non-interest-bearing liabilities	2,197	1,914	21	262
Derivative financial liabilities	1,159	1,155	4	0

	8,188	3,652	1,839	2,697

	Dec. 31, 2003
	Total	due within one year	due > one year < five years	due > five years
	(millions of €)
Convertible bonds	2,337	0	2,337	0
Non-convertible bonds	40,490	10,272	16,140	14,078
Commercial paper, medium-term notes, and similar liabilities	8,786	1,774	3,929	3,083
Liabilities to banks	3,801	808	1,933	1,060

	55,414	12,854	24,339	18,221

Lease liabilities	2,443	241	506	1,696
Liabilities arising from ABS transactions	1,233	104	1,129	0
Promissory notes	756	77	0	679
Other interest-bearing liabilities	201	197	4	0
Other non-interest-bearing liabilities	2,651	2,467	20	164
Derivative financial liabilities	1,334	1,316	18	0

	8,618	4,402	1,677	2,539

        The main items under convertible and non-convertible bonds are the bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, at the following terms:

(millions of €)	Nominal interest rate	Effective interest rate	Due on
	(%)
1998/99 eurobond
EUR 1,023	5.250	5.375	May 20, 2008
EUR 977	5.250	4.369	May 20, 2008
2000 global bond
EUR 750	6.625	6.697	July 6, 2010
GBP 300	7.125	7.418	June 15, 2030
USD 3,000	8.000	8.284	June 15, 2010
USD 3,500	8.250	8.511	June 15, 2030
2001 eurobond
EUR 4,500	5.875	5.934	July 11, 2006
EUR 3,500	6.625	6.781	July 11, 2011
2002 global bond
EUR 2,000	8.125	8.289	May 29, 2012
EUR 2,500	7.500	7.705	May 29, 2007
USD 500	9.250	9.644	June 1, 2032
2003 USD bond
USD 750	3.875	4.048	July 22, 2008
USD 1,250	5.250	5.482	July 22, 2013
2003 mandatory convertible bond
EUR 2,289	6.500	7.273	June 1, 2006
2005 eurobond
EUR 1,250	3.250	3.506	Jan. 19, 2010
EUR 1,750	4.000	4.254	Jan. 19, 2015

	Carrying amount Dec. 31, 2005	Fair value Dec. 31, 2005	Carrying amount Dec. 31, 2004	Fair value Dec. 31, 2004	Carrying amount Dec. 31, 2003	Fair value Dec. 31, 2003
	(millions of €)
1998/99 eurobond
EUR 1,023	1,019	1,069	1,018	1,089	1,017	1,071
EUR 977	996	1,022	1,004	1,041	1,010	1,023
2000 global bond
EUR 750	748	848	764	878	747	864
GBP 300	429	564	441	536	442	528
USD 3,000	2,524	2,825	2,236	2,616	2,425	2,927
USD 3,500	2,930	3,751	2,677	3,376	2,898	3,714
2001 eurobond
EUR 4,500	4,497	4,568	4,525	4,740	4,492	4,828
EUR 3,500	3,474	4,027	3,560	4,141	3,466	4,063
2002 global bond
EUR 2,000	1,983	2,496	1,981	2,536	1,979	2,472
EUR 2,500	2,492	2,649	2,487	2,760	2,483	2,805
USD 500	415	597	360	523	390	558
2003 USD bond
USD 750	632	618	547	549	592	595
USD 1,250	1,046	1,051	907	940	980	1,005
2003 mandatory convertible bond
EUR 2,289	2,296	2,399	2,318	2,641	2,337	2,457
2005 eurobond
EUR 1,250	1,239	1,244	—	—	—	—
EUR 1,750	1,720	1,758	—	—	—	—

        On February 24, 2003 Deutsche Telekom AG issued a EUR 2.3 billion mandatory convertible bond through its financing company, Deutsche Telekom International Finance B.V. The maturity of the bond is June 1, 2006. At maturity the bond converts into shares of Deutsche Telekom AG. During the term of the bond investors may already voluntarily convert the bond into shares of Deutsche Telekom AG.

        The bond offers standard anti-dilution protection and has a coupon of 6.50 percent.

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

        The following table shows the carrying amounts, maturities, and effective interest rates of the main commercial papers, medium-term notes and similar liabilities as well as the liabilities to banks:

	Currency	Effective interest rate in %	Due on	Carrying amount Dec. 31, 2005	Carrying amount Dec. 31, 2004	Carrying amount Dec. 31, 2003
				(millions of €)
Commercial papers, medium-term notes and similar liabilities
	EUR	4.324	Mar. 30, 2006	128	128	128
	EUR	5.372	Jan. 22, 2007	499	499	498
	EUR	6.270	Dec. 4, 2007	499	498	497
	EUR	5.829	Feb. 12, 2008	998	998	997
	EUR	1.177	Mar. 5, 2009	500
	EUR	3.120	Apr. 22, 2009	498
	EUR	6.850	Apr. 27, 2009	102	102	102
	EUR	6.231	Jun. 9, 2009	102	102	102
	EUR	6.685	Oct. 7, 2009	497	496	496
	EUR	1.848	Nov. 23, 2009	500	499
	EUR	1.836	Dec. 8, 2009	500	499
	GBP	6.257	Dec. 9, 2010	364	354	354
	GBP	7.619	Sep. 26, 2012	354	344	343
	GBP	7.231	Sep. 26, 2012	362	352	352
	GBP	4.915	Sep. 23, 2014	363
	EUR	6.783	Mar. 29, 2018	493	493	493
	GBP	7.537	Dec. 4, 2019	359	349	349
	EUR	7.632	Jan. 24, 2033	492	492	492
Liabilities to banks
	GBP	7.288	Jul. 14, 2008	218	212	212
	USD	2.474	Jun. 15, 2010	564
	GBP	7.294	Jul. 13, 2010	218	212	212
	EUR	6.690	Mar. 14, 2016	291	288	287
	EUR	6.185	May 30, 2016	250	251	248
	JPY	3.683	Oct. 31, 2032	216	215	223

        To ensure liquidity and financial flexibility at all times, Deutsche Telekom maintains a liquidity reserve consisting of committed credit facilities and, if required, cash. For this purpose, the Company entered into standardized bilateral credit agreements with several banks amounting to a total of EUR 16.8 billion in 2005. The Company currently pays a commitment fee of 0.075% on the unused facilities and an interest margin of 0.15% above Euribor for loans drawn under the facilities. These conditions are dependent on Deutsche Telekom's senior credit rating. After varying initial maturities, the bilateral credit agreements will have maturities of 36 months. Extension of the individual agreements can be requested after 12 months, resulting once again in a residual term of 36 months.

        The following table shows Deutsche Telekom's contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

		Cash flows in millions of €
		2006			2007
	Net carrying amount Dec. 31, 2005	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
	(millions of €)
Non-derivative financial liabilities: Bonds, commercial papers, medium-term notes, and similar liabilities; liabilities to banks; promissory notes	(40,127)	(2,342)	(86)	(5,129)	(1,924)	(75)	(3,766)
Finance lease liabilities	(1,856)	(151)		(207)	(172)		(186)
Liabilities arising from ABS transactions	(1,363)		(38)	(825)		(15)
Other interest-bearing liabilities	(646)			(77)			(19)
Other non-interest-bearing liabilities	(2,051)			(1,741)			(298)
Derivative financial liabilities and assets:
Derivative financial liabilities
—Currency derivatives without a hedging relationship	(14)			(10)
—Currency derivatives in connection with cash flow hedges	(32)			(2)			(14)
—Interest rate derivatives without a hedging relationship	(619)	(214)	(32)	(56)	(116)	(38)	(19)
—Interest rate derivatives in connection with fair value hedges	(2)	41	(39)		18	(18)
Derivative financial assets
—Currency derivatives without a hedging relationship	18			11			3
—Interest rate derivatives without a hedging relationship	258	161	(74)		83	(42)	1
—Interest rate derivatives in connection with fair value hedges	151	319	(234)		225	(141)

	Cash flows in millions of €
	2008-2010			2011-2015			2016 and thereafter
	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities: Bonds, commercial papers, medium-term notes, and similar liabilities; liabilities to banks; promissory notes	(4,546)	(157)	(12,608)	(3,643)		(9,678)	(5,913)		(7,943)
Finance lease liabilities	(324)		(221)	(408)		(465)	(405)		(777)
Liabilities arising from ABS transactions		(15)	(538)
Other interest-bearing liabilities			(72)			(74)			(404)
Other non-interest-bearing liabilities			(4)			(1)			(7)
Derivative financial liabilities and assets: Derivative financial liabilities
—Currency derivatives without a hedging relationship
—Currency derivatives in connection with cash flow hedges			(2)
—Interest rate derivatives without a hedging relationship	(103)	(53)	(49)	91	(96)	(34)	134	(214)	(31)
—Interest rate derivatives in connection with fair value hedges	53	(54)		71	(72)
Derivative financial assets
—Currency derivatives without a hedging relationship
—Interest rate derivatives without a hedging relationship	212	(119)	10	15	(17)
—Interest rate derivatives in connection with fair value hedges	162	(89)

        All instruments held at December 31, 2005 and for which payments were already contractually agreed were included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2005. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period.

        In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act—Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. As of December 31, 2005 the nominal figure was EUR 2.0 billion.

(25) Trade and other payables

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)	(millions of €)	(millions of €)
Trade payables	6,889	6,090	6,259
Liabilities from construction contracts	13	26	95

	6,902	6,116	6,354

        Of the total of trade and other payables, EUR 6,901 million (December 31, 2004: EUR 6,112 million; December 31, 2003: EUR 6,324 million) are due within one year.

(26) Additional disclosures on financial instruments

        Measurement of financial instruments by category.

        The following table shows, based on the relevant balance sheet items, the connections between the classification and the carrying amounts of the financial instruments:

		Carrying amount millions of €
	Net carrying amount Dec. 31, 2005	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
	(millions of €)
Assets
Cash and cash equivalents (loans and receivables)	4,975	4,975
Trade and other receivables (loans and receivables)	7,512	7,512
Other receivables (loans and receivables)	1,284	1,284
Other non-derivative financial assets
—Held-to-maturity investments	86	86
—Available-for-sale financial assets	317		163	154
—Financial assets held for trading	9				9
Derivative financial assets
—Derivatives without a hedging relationship (held for trading)	294				294
—Derivatives with a hedging relationship (hedge accounting)	151				151
Liabilities and shareholders' equity
Trade and other payables (financial liabilities measured at amortized cost)	6,902	6,902
Bonds, commercial papers, medium-term notes, and similar liabilities (financial liabilities measured at amortized cost)	37,255	37,255
Liabilities to banks (financial liabilities measured at amortized cost)	2,227	2,227
Finance lease liabilities (financial liabilities measured at amortized cost)	1,856	1,856
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,363	1,363
Promissory notes (financial liabilities measured at amortized cost)	645	645
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	646	646
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,051	2,051
Derivative financial liabilities
—Derivatives without a hedging relationship (held for trading)	644				644
—Derivatives with a hedging relationship (hedge accounting)	34			32	2
Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	13,771	13,771
Held-to-maturity investments	86	86
Available-for-sale financial assets	317		163	154
Financial assets held for trading	303				303
Financial liabilities measured at amortized cost	52,945	52,945
Financial liabilities held for trading	644				644

		Carrying amount millions of €
	Net carrying amount Dec. 31, 2004	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
	(millions of €)
Assets
Cash and cash equivalents (loans and receivables)	8,005	8,005
Trade and other receivables (loans and receivables)	6,731	6,731
Other receivables (loans and receivables)	1,106	1,106
Other non-derivative financial assets
—Held-to-maturity investments	6	6
—Available-for-sale financial assets	1,348		211	1,137
—Financial assets held for trading	17				17
Derivative financial assets
—Derivatives without a hedging relationship (held for trading)	303				303
—Derivatives with a hedging relationship (hedge accounting)	93			1	92
Liabilities and shareholders' equity
Trade and other payables (financial liabilities measured at amortized cost)	6,116	6,116
Bonds, commercial papers, medium-term notes, and similar liabilities (financial liabilities measured at amortized cost)	39,820	39,820
Liabilities to banks (financial liabilities measured at amortized cost)	3,082	3,082
Finance lease liabilities (financial liabilities measured at amortized cost)	1,971	1,971
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,563	1,563
Promissory notes (financial liabilities measured at amortized cost)	651	651
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	647	647
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,197	2,197
Derivative financial liabilities
—Derivatives without a hedging relationship (held for trading)	1,136				1,136
—Derivatives with a hedging relationship (hedge accounting)	23			22	1
Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	15,842	15,842
Held-to-maturity investments	6	6
Available-for-sale financial assets	1,348		211	1,137
Financial assets held for trading	320				320
Financial liabilities measured at amortized cost	56,047	56,047
Financial liabilities held for trading	1,136				1,136

		Carrying amount millions of €
	Net carrying amounts Dec. 31, 2003	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
	(millions of €)
Assets
Cash and cash equivalents (loans and receivables)	8,684	8,684
Trade and other receivables (loans and receivables)	7,567	7,567
Other receivables (loans and receivables)	1,759	1,759
Other non-derivative financial assets
—Held-to-maturity investments	49	49
—Available-for-sale financial assets	1,024		254	770
—Financial assets held for trading	1				1
Derivative financial assets
—Derivatives without a hedging relationship (held for trading)	258				258
—Derivatives with a hedging relationship (hedge accounting)	217			23	194
Liabilities and shareholders' equity
Trade and other payables (financial liabilities measured at amortized cost)	6,354	6,354
Bonds, commercial papers, medium-term notes, and similar liabilities (financial liabilities measured at amortized cost)	51,613	51,613
Liabilities to banks (financial liabilities measured at amortized cost)	3,801	3,801
Finance lease liabilities (financial liabilities measured at amortized cost)	1,947	1,947
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,233	1,233
Promissory notes (financial liabilities measured at amortized cost)	756	756
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	697	697
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,651	2,651
Derivative financial liabilities
—Derivatives without a hedging relationship (held for trading)	1,316				1,316
—Derivatives with a hedging relationship (hedge accounting)	18			15	3
Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	18,010	18,010
Held-to-maturity investments	49	49
Available-for-sale financial assets	1,024		254	770
Financial assets held for trading	259				259
Financial liabilities measured at amortized cost	69,052	69,052
Financial liabilities held for trading	1,316				1,316

        Net gains of EUR 126 million (2004: EUR 855 million) from remeasurement were recognized in equity in 2005 as a result of the recognition of changes in the fair values of available-for-sale financial assets. The net gains recognized in equity in 2004 are mainly attributable to the increase in the fair value of the investment in the publicly listed company MTS, OJSC Mobile TeleSystems, Moscow.

        In relation to available-for-sale financial assets, net gains of EUR 984 million (2004: EUR 257 million) recorded in shareholders' equity were reclassified to the income statement in the 2005 financial year. This was primarily the recognition in profit or loss of gains from the change in the fair value of the MTS stake sold in 2005, which had been recognized in equity in 2004.

Fair values of financial instruments carried at amortized cost

        The following table shows the fair values of the financial assets and liabilities carried at amortized cost. The fair values of the financial instruments not carried at amortized cost are equal to the carrying amounts (with the exception of available-for-sale financial assets, which are measured at cost because the fair value cannot be reliably measured).

	Fair value Dec. 31, 2005	Net carrying amount Dec. 31, 2005
	(millions of €)
Assets
Cash and cash equivalents (loans and receivables)	4,975	4,975
Trade and other receivables (loans and receivables)	7,512	7,512
Other receivables (loans and receivables)	1,284	1,284
Other non-derivative financial assets
—Held-to-maturity investments	86	86
Liabilities and shareholders' equity
Trade and other payables (financial liabilities measured at amortized cost)	6,902	6,902
Bonds, commercial papers, medium-term notes, and similar liabilities (financial liabilities measured at amortized cost)	41,332	37,255
Liabilities to banks (financial liabilities measured at amortized cost)	2,429	2,227
Finance lease liabilities (financial liabilities measured at amortized cost)	2,384	1,856
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,363	1,363
Promissory notes (financial liabilities measured at amortized cost)	765	645
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	646	646
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,051	2,051
Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	13,771	13,771
Held-to-maturity investments	86	86
Financial liabilities measured at amortized cost	57,872	52,945

	Fair value Dec. 31, 2004	Net carrying amount Dec. 31, 2004
	(millions of €)
Assets
Cash and cash equivalents (loans and receivables)	8,005	8,005
Trade and other receivables (loans and receivables)	6,731	6,731
Other receivables (loans and receivables)	1,106	1,106
Other non-derivative financial assets
—Held-to-maturity investments	6	6
Liabilities and shareholders' equity
Trade and other payables (financial liabilities measured at amortized cost)	6,116	6,116
Bonds, commercial papers, medium-term notes, and similar liabilities (financial liabilities measured at amortized cost)	44,433	39,820
Liabilities to banks (financial liabilities measured at amortized cost)	3,285	3,082
Finance lease liabilities (financial liabilities measured at amortized cost)	2,504	1,971
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,563	1,563
Promissory notes (financial liabilities measured at amortized cost)	742	651
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	647	647
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,197	2,197

Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	15,842	15,842
Held-to-maturity investments	6	6
Financial liabilities measured at amortized cost	61,487	56,047
	Fair value Dec. 31, 2003	Net carrying amounts Dec. 31, 2003
	(millions of €)
Assets
Cash and cash equivalents (loans and receivables)	8,684	8,684
Trade and other receivables (loans and receivables)	7,567	7,567
Other receivables (loans and receivables)	1,759	1,759
Other non-derivative financial assets
—Held-to-maturity investments	49	49
Liabilities and shareholders' equity
Trade and other payables (financial liabilities measured at amortized cost)	6,354	6,354
Bonds, commercial papers, medium-term notes, and similar liabilities (financial liabilities measured at amortized cost)	56,458	51,613
Liabilities to banks (financial liabilities measured at amortized cost)	3,937	3,801
Finance lease liabilities (financial liabilities measured at amortized cost)	2,322	1,947
Liabilities arising from ABS transactions (financial liabilities measured at amortized cost)	1,233	1,233
Promissory notes (financial liabilities measured at amortized cost)	870	756
Other interest-bearing liabilities (financial liabilities measured at amortized cost)	697	697
Other non-interest-bearing liabilities (financial liabilities measured at amortized cost)	2,651	2,651
Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	18,010	18,010
Held-to-maturity investments	49	49
Financial liabilities measured at amortized cost	74,522	69,052

        Cash and cash equivalents and trade and other receivables mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

        The fair values of other noncurrent receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms and conditions and expectations.

        Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

        The fair values of the quoted bonds, commercial paper, medium-term notes, and similar liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

        The fair values of unquoted bonds, liabilities to banks, promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom's credit spread curve for specific currencies.

(27)    Other liabilities

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Deferred revenues	2,529	2,420	2,141
Other liabilities	2,204	2,226	2,457

Total	4,733	4,646	4,598

        Among other items, other liabilities encompass liabilities from other taxes, liabilities to employees and social security liabilities.

(28)    Provisions for pensions and other employee benefits

        In addition to the Group's pension obligations for non-civil servants based on indirect and direct pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz—GG). Deutsche Telekom's indirect pension commitments were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

        The VAP provides pension services for pensioners who were employed by Deutsche Telekom. The VAP benefits, which supplement statutory pension benefits up to the level specified by the pension benefits formula, are generally calculated on the basis of the level of employee compensation during specific periods of their employment. Within the scope of negotiations on the realignment of the company pension plan, the employer and the trade unions agreed in 1997 on arrangements for the protection of vested VAP benefits. Pursuant to this agreement, the benefit obligations due to retirees and employees approaching retirement will remain unchanged. For younger employees with vested benefits, the obligations have been converted into an initial amount based on the number of years of coverage to date, which was then credited to a capital account held by the employer (cash balance plan). Deutsche Telekom credits this account on an annual basis; when the insured event occurs, the account balance is paid out in full or in installments, or converted into a pension. If these employees have not yet reached the age of 35 and had been insured for less than ten years, their benefit obligations are due directly from Deutsche Telekom. The DTBS was founded for processing the remaining obligations.

        A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, the pensioners covered by this collective agreement no longer receive their pension payments from the VAP as the indirect provider of pension services, but directly and with a legal claim from Deutsche Telekom. VAP's obligations are therefore suspended (parallel obligation). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP's business plan, Deutsche Telekom will to a certain extent continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

        Pursuant to the change to the articles of association of the VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP.

        As a result of the harmonization of the company pension plan in 2005 within the Deutsche Telekom Group, as of October 2005 obligations in the Group (primarily employment relationships existing at Deutsche Telekom AG as of October 1, 2005) that were previously processed through the DTBS have been handled directly by Deutsche Telekom AG and with a legal claim on the part of the employees.

        Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

        Calculation of pension provisions:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Present value of fund-financed obligations	1,410	2,073	1,813
Plan assets at fair value	(901)	(623)	(489)
Projected benefit obligations in excess of plan assets	509	1,450	1,324
Present value of non-fund-financed obligations	5,606	3,238	3,219
Unrecognized past service cost	0	0	0
Unrecognized net (losses) gains	(1,571)	(479)	(368)
Net defined benefit liability	4,544	4,209	4,175
Defined benefit asset	52	0	0
Pension provisions according to the consolidated balance sheet	4,596	4,209	4,175

        The defined benefit asset is recognized under other assets.

        The following table shows the composition of pension obligations:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Pension obligations
Direct	4,386	3,016	2,982
Indirect	153	1,187	1,186
Obligations in accordance with Article 131 GG	5	6	7
Net pension provisions	4,544	4,209	4,175

        The carrying amount in accordance with § 6a EStG is EUR 4,278 million (2004: EUR 4,071 million; 2003: EUR 3,674 million).

        The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19, and using the assumptions at the respective balance sheet dates as shown in the following table:

Assumptions for the measurement of defined benefit obligations as of Dec. 31	2005	2004	2003
%
Discount rate	4.1/3.25(2)/4.75(3)	5.25/3.25(2)/5.30(3)	5.25
Projected salary increase	2.75/3.50(1)/1.00(2)/3.90(3)	2.75/3.50(1)/1.00(2)/3.80(3)	2.75/3.50(1)
Projected pension increase	1.00/1.50/1.00(2)/2.90(3)	1.00/1.50/1.00(2)/2.80(3)	1.50

(1)
For non-civil servants not covered by collective agreements
(2)
Switzerland
(3)
UK

        For calculating the present value of pension obligations, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 4.1 percent as of December 31, 2005. This interest rate was determined based on a duration (weighted average term) of the obligation of approximately 15 years. As the obligations arise mainly in Germany and are denominated in euros, the discount rate is based on the rate of return of zero-coupon bonds of the Federal Republic of Germany with the corresponding duration and adjusted with a risk premium for high-quality European corporate bonds with an AA rating.

Assumptions for determining the pension expense for years ending Dec. 31	2005	2004	2003
	%
Discount rate	5.25/3.25(2)/5.30(3)	5.25	5.75
Projected salary increase	2.75/3.50(1)/1.00(2)/3.80(3)	2.75/3.50(1)	2.75/3.50(1)
Return on plan assets	5.00/4.50(2)/7.25(3)	5.50	6.00
Projected pension increase	1.00/1.50/1.00(2)/2.80(3)	1.50	1.50

(1)
For non-civil servants not covered by collective agreements
(2)
Switzerland
(3)
UK

        Development of the projected benefit obligations in the reporting year:

	2005	2004
	(millions of €)
Present value of the defined benefit obligation as of January 1	5,311	5,032
Current service cost	223	171
Interest cost	289	255
Contributions by plan participants	12	0
Change in obligations	297	124
Actuarial gains	1,158	93
Total benefits actually paid	(274)	(260)
Plan amendments	0	(104)
Present value of the defined benefit obligation as of December 31	7,016	5,311

        Information on pension plans with a defined benefit obligation that exceeds the plan assets:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Defined benefit obligation	1,410	2,073	1,813
Plan assets	901	623	489

        Taking the plan assets into consideration, the pension obligations were accounted for in full.

        Development of plan assets at fair value in the respective reporting year:

	2005	2004
	(millions of €)
Plan assets at fair value, as of January 1	623	489
Expected return on plan assets	47	27
Actuarial gains	54	3
Contributions by employer	29	68
Contributions by plan participants	12	0
Benefits actually paid through pension funds	(69)	(64)
Change in obligations	205	100
Plan assets at fair value, as of December 31	901	623

        Breakdown of plan assets at fair value by investment category:

	Dec. 31, 2005	Dec. 31, 2004
	%
Equity securities	37	27
Debt securities	50	48
Real estate	10	2
Other	3	23

        The plan assets include shares amounting to EUR 336 million (December 31, 2004: EUR 168 million) and bonds amounting to EUR 452 million (December 31, 2004: EUR 299 million).

        Determination of the expected return on plan assets:

        As in previous years, the investment strategy is based on the principles of § 54 of the Insurance Supervision Act (Versicherungsaufsichtsgesetz—VAG) and is guided by a strategy of risk minimization. It is conservative and concentrates on safeguarding liquidity and on investments in the euro zone. Most investments are made in deposits and fixed-rate notes. The target return for the plan assets is set at 4.0 percent in the economic plan of VAP and DTBS.

        The following table provides a breakdown of net periodic pension cost:

	2005	2004	2003
	(millions of €)
Current service cost	223	171	140
Interest cost	289	255	251
Expected return on plan assets	(47)	(27)	(27)
Distribution amounts (payback)	10	(103)	0

Pension expense	475	296	364

Actual return on plan assets	101	30	(13)

        Expected employer contributions for the subsequent year:

	2006	2005	2004
	(millions of €)
Expected contributions by employer	28	68	87

        Expected values for subsequent years:

Years starting after Dec. 31:	2006	2007	2008	2009	2010	2011-2015
	(millions of €)
Expected pension payments	257	267	283	287	293	1,490

        Amounts for the current year and two preceding years of pension obligations, plan assets, assets in excess of benefit obligations, and experience-based adjustments:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Defined benefit obligation	7,016	5,311	5,032
Plan assets	(901)	(623)	(489)

Projected benefit obligations in excess of plan assets (funded status)	6,115	4,688	4,543

Increase (%)	2005	2004
Experience-based adjustment of pension obligations	2.2	2.6
Experience-based adjustment of plan assets	6.5	0.6

Civil-servant retirement arrangements

        Until the 2000 financial year, Deutsche Telekom AG maintained a special pension fund (Unterstützungskasse) for its active and former civil servants, which was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG by notarized agreement on December 7, 2000 to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The BPS-PT fund works on behalf of all three companies and also handles financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

        In accordance with the provisions of the Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom's payment obligations to its special pension fund is defined under § 16 of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz—PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution is recognized as an ongoing expense in the respective year, and amounted to EUR 862 million in 2005 (2004: EUR 911 million; 2003: EUR 809 million) (see also (39) Contingencies and other financial obligations).

        Under PTNeuOG, the Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from Deutsche Telekom AG, and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from Deutsche Telekom AG for amounts paid by it to the special fund.

(29) Other provisions

	Personnel	Restoration obligations	Investment risks	Litigation risks	Reimbursements	Other	Total
	(millions of €)
At January 1, 2003	2,497	336	146	113	161	1,399	4,652
of which: current	1,069	26	146	78	155	1,044	2,518
Changes in the composition of the Group	(21)	0	0	(2)	(1)	(17)	(41)
Currency translation adjustments	(22)	(7)	(8)	(2)	(8)	(46)	(93)
Addition	1,368	138	315	152	222	1,398	3,593
Use	(1,026)	(12)	(1)	(43)	(105)	(974)	(2,161)
Reversal	(64)	(94)	(53)	(61)	(35)	(203)	(510)
Interest effect	278	6	0	0	0	(6)	278
Other changes	(1)	51	0	3	2	(102)	(47)

At December 31, 2003	3,009	418	399	160	236	1,449	5,671
of which: current	1,281	30	399	101	235	1,024	3,070
Changes in the composition of the Group	1	3	0	0	0	(5)	(1)
Currency translation adjustments	(6)	(1)	2	(1)	(4)	(11)	(21)
Addition	1,889	204	306	261	152	688	3,500
Use	(1,353)	(29)	(197)	(32)	(162)	(534)	(2,307)
Reversal	(165)	(76)	(56)	(17)	(43)	(212)	(569)
Interest effect	13	15	0	0	0	24	52
Other changes	5	9	0	10	(9)	89	104

At December 31, 2004	3,393	543	454	381	170	1,488	6,429
of which: current	1,633	9	454	228	169	1,053	3,546
Changes in the composition of the Group	3	0	0	0	(3)	3	3
Currency translation adjustments	20	8	0	3	6	31	68
Addition	2,514	181	0	78	143	838	3,754
Use	(2,028)	(40)	(143)	(171)	(150)	(545)	(3,077)
Reversal	(871)	(10)	0	(46)	(12)	(403)	(1,342)
Interest effect	27	33	0	0	0	12	72
Other changes	(45)	(73)	0	(7)	(1)	(124)	(250)

At December 31, 2005	3,013	642	311	238	153	1,300	5,657
of which: current	2,097	6	311	88	152	967	3,621

        Provisions for employee expenses include a variety of individual issues such as provisions for anniversary gifts, deferred compensation and allowances. Moreover, the expenses associated with human resources measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

        In the reporting year, a comprehensive, need-oriented staff restructuring program was launched. Under this program, a total of 32,000 employees in Germany are expected to leave the Group between 2006 and 2008. This includes about 7,000 employees who will be outplaced from Vivento as part of the deconsolidation of the business lines. While the other 25,000 employees will leave the Group, around

6,000 new employees are to be recruited, in particular young experts and junior staff to support the roll-out of new technologies and the alignment of the Company toward better service and higher quality. Staff restructuring will also be pushed ahead by the creation of new jobs in new business areas, such as the construction of a high-speed fiber-optic network. The net reduction in jobs over the next three years will therefore be 19,000. The downsizing will generally be carried out in a socially considerate way, i.e., on a voluntary basis. Deutsche Telekom AG will stick to the agreement reached with the trade unions in 2004 to avoid compulsory redundancies.

        Taking into account the staff-related measures introduced in previous years, the overall trend is as follows:

Jan. 1, 2005	Addition	Use	Reversal	Other changes	Dec. 31, 2005
(millions of €)
234	978	(117)	(21)	(20)	1,054

        Around EUR 0.6 billion of the total provisions for staff-related measures is attributable to the Broadband/Fixed Network business area, while around EUR 0.2 billion each is attributable to Business Customers and Group Headquarters and Shared Services.

        The financing of the Civil Service Health Insurance Fund (PBeaKK), which has been closed to new members since January 1, 1995, was changed by the amendment to the Federal Posts and Telecommunications Agency Act effective from December 1, 2005.

        As part of this change, the successor companies of the former Deutsche Bundespost set up a top-up fund in the amount of EUR 525 million to cover the costs of the closure. Assuming the payments to be made by the Civil Service Health Insurance Fund will rise while there is a cap on the insurance premiums, Deutsche Telekom is faced with a liability risk. A provision in the amount of approximately EUR 0.3 billion—based on an actuarial report—was recognized in response to this risk. Excess provisions of around EUR 0.8 billion were reversed.

        Restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

        The provision for investment risks is related to the Toll Collect project. Negative earnings trends within the Toll Collect project resulted in an obligation to inject additional capital on the part of the shareholders due to the liability arising from the operating agreement and the joint venture agreement. To the extent that Deutsche Telekom AG could foresee that a future injection of additional capital would be necessary during the project, provisions were recognized for anticipated losses relating to the project. As of December 31, 2005, the provisions for investment risks arising from the Toll Collect project amounted to EUR 311 million.

        The provision for litigation risks includes pending lawsuits for damages in connection with reimbursement claims relating to the sale of subscriber data.

        Provisions for reimbursements are established for discounts that are to be granted but had not yet been granted as of the reporting date.

        Other provisions include provisions for environmental damage and risks, other taxes, warranties, advertising cost allowances, premiums and commissions as well as a variety of other items for which the individually recognized amounts are largely not material. The reversal of provisions in 2005 relate to environmental risks in the real estate area (EUR 0.1 billion) due to new real estate opinions based on more sophisticated procedures. Risks for other taxes of EUR 0.3 billion were also eliminated.

(30) Shareholders' equity—Overview

        A detailed breakdown of the development of consolidated shareholders' equity for the years 2003, 2004, and 2005 is presented in a separate table before the notes to the consolidated financial statements.

        The development of consolidated shareholders' equity from January 1, 2003 through December 31, 2005 is as follows (millions of €):

(31) Issued capital

        As of December 31, 2005, the share capital of Deutsche Telekom AG totaled EUR 10,747 million and is composed of 4,198 million no par value registered ordinary shares. Each share entitles the holder to one vote. The capital stock figure stated does not include the capital increase of EUR 160,589,265.92 entered in the commercial register on September 12, 2005 for the purpose of the merger of T-Online International AG into Deutsche Telekom AG; this capital increase will not take effect until the merger takes effect.

        In the course of the acquisition of T-Mobile USA Inc., Bellevue (United States) / Powertel Inc., Bellevue (United States), Deutsche Telekom granted options on Deutsche Telekom shares in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2005, the number of Deutsche Telekom shares reserved for the stock options granted to T-Mobile USA/Powertel employees and still outstanding was 13,848,284 shares.

Authorized capital

        The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to a nominal amount of EUR 2,560,000,000 by issuing up to 1,000,000,000 no par value registered bearer shares against non-cash capital contributions in the period up to May 17, 2009. This authorization may be exercised in full or in one or several partial amounts. The Board of Management is also authorized, with the approval of the Supervisory Board, to exclude shareholders' preemptive rights and, with the approval of the Supervisory Board, to determine the rights accruing to the shares in future and the conditions for issuing shares. The Board of Management exercised this authority with the approval of the Supervisory Board in August 2005 and resolved to increase the capital stock in the amount of EUR 160,589,265.92 for the purpose of the merger of T-Online International AG into Deutsche Telekom AG. The implementation of this capital increase was entered in the commercial register on September 12, 2005; it will take effect together with the merger.

Contingent capital

        Following the authorizing resolution adopted by the shareholders' meeting on May 29, 2001, the capital stock has been contingently increased by up to EUR 500,000,000.00, composed of up to

195,312,500 shares (contingent capital I). The contingent capital increase will be implemented only to the extent that

          a.)   the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001 exercise their conversion or option rights; or

          b.)   the holders and creditors of convertible bonds to be issued before May 28, 2006 by Deutsche Telekom or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001, who are obligated to convert the convertible bonds, fulfill their conversion obligation.

        The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations. Contingent capital I was used in 2003 to issue convertible bonds amounting to approximately EUR 2.3 billion, to be converted into ordinary shares of Deutsche Telekom at maturity (June 1, 2006). The convertible bonds were issued by Deutsche Telekom's financing company in the Netherlands—Deutsche Telekom International Finance B.V.—and are guaranteed by Deutsche Telekom. The securities were issued at par with a coupon of 6.5 percent. Depending on share price performance, the conversion ratio may fluctuate between 3,417.1679 and 4,237.2881 shares per bond (EUR 50,000 par value). The securities were placed with non-U.S. institutional investors outside the United States. 6,834 conversion options granted with the convertible bond had been exercised as of December 31, 2005, which resulted in a corresponding decrease in contingent capital I.

        On the basis of the authorizing resolution adopted by the shareholders' meeting on May 29, 2001 in conjunction with the amending resolution adopted by the shareholders' meeting on May 18, 2004, the capital stock was contingently increased by up to EUR 33,280,000, composed of up to 13,000,000 new no par value registered shares (contingent capital II). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG, to members of Deutsche Telekom's second-tier management, and to other executives, managers, and specialists of Deutsche Telekom, and to members of the boards of management, members of management, and other executives, managers, and specialists of lower-tier Group entities in Germany and other countries as part of the Deutsche Telekom 2001 Stock Option Plan. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. As of December 31, 2005, a total of 318,644 stock options granted as part of the 2001 Stock Option Plan had been exercised, reducing contingent capital II accordingly.

        On the basis of the authorizing resolution adopted by the shareholders' meeting on May 25, 2000, in conjunction with the amending resolution by the shareholders' meeting on May 29, 2001, the share capital was contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 new no par value registered shares (contingent capital III). This contingent capital increase is exclusively for the purpose of granting stock options to members of the Board of Management of Deutsche Telekom AG and executives of the Company, and to members of the boards of management, members of management, and other executives of lower-tier subsidiaries as part of the Deutsche Telekom 2000 Stock Option Plan established on the basis of a resolution by the shareholders' meeting on May 25, 2000. It will only be implemented if these beneficiaries exercise their stock options. The new shares carry dividend rights from the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of the expiration date of July 20, 2005.

        On the basis of the authorizing resolution of the shareholders' meeting on April 26, 2005, the share capital was contingently increased by an amount of EUR 600,000,000, composed of up to 234,375,000 no par value shares (contingent capital IV). The contingent capital increase will be implemented only to the extent that

          a.)   the holders and creditors of convertible bonds or warrants attached to bonds with warrants to be issued or guaranteed on or before April 25, 2010 by Deutsche Telekom or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders' meeting in April 2005, exercise their conversion or option rights; or

          b.)   those obligated under the convertible bonds or bonds with warrants issued or guaranteed by Deutsche Telekom or its direct or indirect majority shareholdings on or before April 25, 2010 on the basis of the authorizing resolution adopted by the shareholders' meeting in April 2005, fulfill their conversion or option obligation;

          c.)    and the contingent capital is needed to fulfill the bond terms.

        The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion or option obligations. The Board of Management is also authorized, with the approval of the Supervisory Board, to determine the remaining details of the implementation of the contingent capital increase.

(32) Capital reserves

        The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of VoiceStream/Powertel instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs. Furthermore, there were additional allocations to capital reserves in 2005 from the exercise of conversion rights by former shareholders of T-Mobile USA/Powertel.

(33) Retained earnings including carryforwards

        Retained earnings were impacted especially by the appropriation of an amount of EUR 1.6 billion in net profit for the prior year, and by the payment of EUR 2.6 billion in dividends for the 2004 financial year.

(34) Other comprehensive income

        Other comprehensive income improved year-on-year by around EUR 1.6 billion to EUR -1.1 billion. This reflects offsetting effects: positive exchange rate effects from the translation of foreign Group companies were offset by negative effects from changes in fair value associated with disposals—especially in connection with the sale of the remaining shares in MTS—that had previously been recognized directly in equity.

(35) Treasury shares

        The authorization of the Board of Management to acquire treasury shares as adopted by the shareholders' meeting on May 18, 2004 was rescinded by resolution of the shareholders' meeting on April 26, 2005, effective as of the end of the shareholders' meeting on April 26, 2005. At the same time, the Board of Management of Deutsche Telekom was authorized to acquire up to 419,786,533 shares, i.e., up to almost 10 percent of the share capital—until October 25, 2006. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used, with the approval of the Supervisory Board, to list the Company's shares on foreign stock exchanges, offered, with the approval of the Supervisory Board, to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or equity interests in companies, cancelled with the approval of the Supervisory Board, tendered to shareholders on the basis of a subscription offer extended to all shareholders, or, with the approval of the Supervisory Board, disposed of in a manner other than on the stock exchange or tender to all shareholders, used, with the approval of the Supervisory Board, for the fulfillment of conversion or option rights/obligations arising from convertible bonds or bonds with warrants issued by Deutsche Telekom based on the authority resolved by the shareholders' meeting of April 26, 2005 or, with the approval of the Supervisory Board, used to service stock options to which holders of T-Online International AG stock options are entitled and which are to be granted to them as a result of the merger of T-Online International AG into Deutsche Telekom AG, once it is effective, in accordance with the merger agreement of March 8, 2005. The authorizations described above may be exercised once or repeatedly, individually or in combination, in full or in relation to lesser quantities of shares purchased.

        On the occasion of its 10th anniversary, Deutsche Telekom launched an Employee Stock Purchase Plan for the Group's employees. The shares required for this purpose were drawn from the holding of treasury shares. As a result, the number of treasury shares held decreased year-on-year by 774,820 shares to 1,896,008 shares. As of December 31, 2005, these holdings break down as follows:

1996 Employee Stock Purchase Plan	459,900
Decrease as a result of the 2005 Employee Stock Purchase Plan	(459,900)
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Decrease as a result of the 2005 Employee Stock Purchase Plan	(314,920)
Shares acquired from KfW, not yet issued	14,630

1,896,008

        The shares are recorded on the balance sheet at acquisition costs.

        Treasury shares account for a total of 0.05 percent of the capital stock. The treasury shares have an imputed value of around EUR 5 million.

        All treasury shares are held by Deutsche Telekom AG.

(36) Minority interests

        Minority interests declined year-on-year by about EUR 0.9 billion to EUR 3.5 billion. This was mainly attributable to the acquisition of additional shares of T-Online International AG prior to the ongoing process of merging the entity into Deutsche Telekom AG.

OTHER DISCLOSURES

(37) Notes to the consolidated cash flow statement

Net cash from operating activities

        In the reporting period, net cash from operating activities totaled EUR 15.0 billion, a decrease of EUR 1.7 billion compared with the prior year. Apart from the change in working capital, this is mainly attributable to tax payments, whereas tax refunds were recorded in the prior year. On the other hand, net interest payments decreased.

Net cash used in investing activities

        Net cash used in investing activities increased to EUR 10.1 billion as compared with EUR 4.5 billion in the prior-year period. The main contributing factors were the increase of EUR 2.9 billion in cash outflows for intangible assets and property, plant and equipment, as well as the increase of EUR 1.6 billion in cash outflows for investments in fully consolidated subsidiaries. This includes in particular investments of EUR 1.7 billion by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture, as well as other investments in the Mobile Communications business area and the acquisition of additional shares in T-Online for EUR 1.8 billion. The sale of shares in the Russian mobile communications operator MTS for EUR 1.2 billion had a positive impact on net cash used in investing activities.

Net cash used in financing activities

        In the reporting period, cash flow used in financing activities decreased year-on-year by EUR 4.8 billion to EUR 8.0 billion. The main reason for this is an increase of EUR 8.2 billion in the issuance of current as well as noncurrent financial liabilities, partly offset by a EUR 0.9 billion rise in short-term debt repayments. Moreover, cash used in financing activities was negatively impacted by the EUR 2.5 billion rise in dividend payments (to shareholders of Deutsche Telekom and minority shareholders in the Eastern European telecommunications companies).

(38) Segment reporting

        Deutsche Telekom reports on the Broadband/Fixed Network, Mobile Communications, Business Customers, and Group Headquarters and Shared Services in the primary reporting format. These segments for which reporting is required are strategic business areas which differ in their products and services, their production processes, the profile of their customers, their sales channels and their regulatory environment.

        The Broadband/Fixed Network strategic business area consists of the business units T-Com and T-Online and provides consumers and very small business customers with traditional fixed-network services with modern infrastructures, broadband Internet access, and customer-oriented multimedia services on the basis of attractive Internet content. They also do business with resellers (wholesale, including resale, i.e., the sale of DSL products to other providers and local loop operators) and with national and international network operators (carrier services business) and provide upstream services for other strategic business areas of Deutsche Telekom.

        The Mobile Communications strategic business area combines all activities of T-Mobile International AG & Co. KG. This business area now operates under the common brand T-Mobile in almost all the markets in which it is present. T-Mobile has branch offices in Germany, the United Kingdom, Austria, the Czech Republic, the Netherlands and the United States. It also has a minority interest in Poland. As a result of the strategic realignment, Deutsche Telekom's mobile communications subsidiaries in Hungary, Slovakia, Croatia, Macedonia, and Montenegro have been allocated to the Mobile Communications strategic business area since January 1, 2005. All companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware, such as mobile phones and other terminal devices, in connection with the services offered. These services and devices are sold to consumers, business customers, and resellers—and in some cases also to companies that buy network services and market them independently to third parties (so-called mobile virtual network operators, MVNOs).

        The Business Customers strategic business area consists of two business units. T-Systems Enterprise Services (ES) serves some 60 multinational groups and large public institutions, and T-Systems Business Services (BS) serves some 160,000 large and medium-sized business customers. Since 2005, Business Customers has also been serving small- and medium-sized enterprises (SMEs), which were previously allocated to T-Com. The planning, roll-out, and operation of the service platform for SMEs will also be managed by T-Systems Business Services in future.

        Group units and subsidiaries that are not directly allocated to one of the strategic business areas are included in Group Headquarters and Shared Services. Group Headquarters is responsible for strategic management functions across the business areas. All other operating functions not directly related to the strategic business areas' core business are now the responsibility of Shared Services. These include the real estate business, DeTeFleetServices GmbH—a full-service fleet management and mobility services provider—and Vivento. The former Billing & Collection shared service has been managed within the Business Customers strategic business area under the T-Systems brand name since 2005.

        The measurement methods used for Group segment reporting correspond to the accounting policies used in the consolidated financial statements under IFRS. Deutsche Telekom evaluates the segments' performance based on their profit/loss from operations (EBIT) and other factors. The share of profit/loss of associates and joint ventures accounted for using the equity method is reported separately. Depreciation and amortization are shown separately from impairment losses.

        Revenues generated and goods and services exchanged between the segments are generally calculated on the basis of market prices.

        Segment assets and liabilities include all assets and liabilities that are attributable to operations and whose positive or negative results determine profit/loss from operations (EBIT). Segment assets include in particular intangible assets; property, plant and equipment; trade and other receivables; and inventories. Segment liabilities include in particular trade and other payables, and significant provisions. Segment investments include additions to intangible assets and property, plant and equipment.

        Where entities accounted for using the equity method are directly allocable to a segment, their share of profit/loss after income taxes and their carrying amount are reported in this segment's accounts.

        Segment assets, segment investments and net revenues are also shown by geographical region in the secondary reporting format. These are the main regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe segment (excluding Germany) covers the entire European Union and the other countries in Europe. The North America region comprises in particular the United States and Canada. The Other countries segment includes all countries that are not Germany or in Europe (excluding Germany) or North America. Assignment of the segment assets and segment investments to the regions is generally done based on the location of the relevant asset while net revenues are assigned based on the location of the relevant customers.

		Net revenue	Revenue between segments	Total revenue	Profit (loss) from operations (EBIT)	Finance costs	Share of (profit) loss of associates and joint ventures accounted for using the equity method
		(millions of €)
Broadband/Fixed Network	2005	21,731	4,304	26,035	5,142	269	53
	2004	22,397	4,615	27,012	5,551	227	25
	2003	23,161	5,098	28,259	5,587	(209)	45
Mobile Communications	2005	28,531	921	29,452	3,005	(624)	133
	2004	25,450	1,077	26,527	1,524	(1,042)	1,177
	2003	22,933	1,394	24,327	3,440	(1,054)	546
Business Customers	2005	9,058	3,792	12,850	409	(62)	3
	2004	9,246	3,716	12,962	554	(49)	(298)
	2003	9,267	3,670	12,937	459	(48)	(417)
Group Headquarters and Shared Services	2005	284	3,221	3,505	(840)	(1,940)	(1)
	2004	260	3,266	3,526	(1,441)	(2,517)	27
	2003	235	3,036	3,271	(1,167)	(2,708)	181
Reconciliation	2005	—	(12,238)	(12,238)	(94)	(44)	26
	2004	—	(12,674)	(12,674)	77	101	14
	2003	—	(13,198)	(13,198)	30	430	1
Group	2005	59,604	—	59,604	7,622	(2,401)	214
	2004	57,353	—	57,353	6,265	(3,280)	945
	2003	55,596	—	55,596	8,349	(3,589)	356

		Segment assets	Segment liabilities	Segment investments	Investments accounted for using the equity method	Depreciation and amortization	Impairment losses	Employees (1)
		(millions of €)
Broadband/Fixed Network	2005	27,757	6,683	3,430	110	(4,026)	(8)	112,872
	2004	28,266	7,646	2,088	269	(4,199)	(200)	115,292
	2003	31,177	7,129	2,065	229	(4,641)	(98)	128,065
Mobile Communications	2005	64,984	7,446	6,288	1,599	(4,745)	(1,951)	49,479
	2004	59,359	6,451	3,014	2,260	(3,379)	(3,564)	47,417
	2003	64,070	6,686	3,831	2,084	(2,806)	(962)	44,899
Business Customers	2005	8,720	3,764	966	18	(885)	(11)	51,744
	2004	8,849	3,686	889	8	(953)	(2)	51,978
	2003	9,028	3,673	938	2	(1,074)	0	54,390
Group Headquarters and Shared Services	2005	11,125	5,494	600	3	(695)	(233)	29,931
	2004	12,074	5,508	673	67	(784)	(101)	32,872
	2003	13,236	5,059	862	18	(683)	(88)	23,909
Reconciliation	2005	(1,675)	(1,597)	(184)	95	60	(3)	—
	2004	(1,757)	(2,154)	(85)	63	56	(1)	—
	2003	(2,593)	(1,987)	(126)	49	48	(1)	—
Group	2005	110,911	21,790	11,100	1,825	(10,291)	(2,206)	244,026
	2004	106,791	21,137	6,579	2,667	(9,259)	(3,868)	247,559
	2003	114,918	20,560	7,570	2,382	(9,156)	(1,149)	251,263

(1)
Annual average.

		Net cash from (used in) operating activities	Net cash from (used in) investing activities	of which: cash outflows for investments in intangible assets and property, plant and equipment	Net cash from (used in) financing activities
		(millions of €)
Broadband/Fixed Network	2005	9,289	(2,025)	(3,274)	(5,903)
	2004	11,600	(2,021)	(2,226)	(5,797)
	2003	11,014	(1,183)	(2,225)	(1,819)
Mobile Communications	2005	8,117	(4,537)	(5,669)	(3,957)
	2004	7,543	(2,227)	(3,197)	(2,998)
	2003	6,372	(2,515)	(3,323)	(3,851)
Business Customers	2005	1,420	(951)	(786)	(824)
	2004	1,400	(921)	(763)	(769)
	2003	1,931	(752)	(736)	(2,386)
Group Headquarters and Shared Services	2005	4,014	(1,414)	(456)	(6,589)
	2004	3,652	1,135	(518)	(11,161)
	2003	4,443	(2,187)	(462)	(2,041)
Reconciliation	2005	(7,842)	(1,131)	50	9,234
	2004	(7,475)	(467)	67	7,844
	2003	(8,707)	4,388	280	4,302
Group	2005	14,998	(10,058)	(10,135)	(8,039)
	2004	16,720	(4,501)	(6,637)	(12,881)
	2003	15,053	(2,249)	(6,466)	(5,795)

RECONCILIATION OF PROFIT FROM OPERATIONS:

	2005	2004	2003
	(millions of €)
Profit from operations (EBIT)	7,622	6,265	8,349
Loss from financial activities	(1,410)	(2,696)	(4,123)
Income taxes	(196)	(1,552)	(1,709)

Profit after income taxes	6,016	2,017	2,517

RECONCILIATION OF SEGMENT ASSETS AND SEGMENT LIABILITIES:

	2005	2004	2003
	(millions of €)
Segment assets	110,911	106,791	114,918
Cash and cash equivalents	4,975	8,005	8,684
Current recoverable income taxes	613	317	1,025
Other current financial assets (excluding receivables from suppliers)	1,225	1,150	1,826
Investments accounted for using the equity method	1,825	2,667	2,382
Other noncurrent financial assets (excluding receivables from suppliers)	779	1,636	1,368
Deferred tax assets	7,552	4,724	5,855

Assets in accordance with the consolidated balance sheet	127,880	125,290	136,058

Segment liabilities	21,790	21,137	20,560
Current financial liabilities	10,139	12,385	17,095
Income tax liabilities	1,358	1,049	466
Noncurrent financial liabilities	36,347	38,498	46,776
Deferred tax liabilities	8,331	5,948	7,024
Other liabilities	333	470	399

Liabilities in accordance with the consolidated balance sheet	78,298	79,487	92,320

SEGMENTS BY GEOGRAPHIC AREA:

	Segment assets			Segment investments
	2005	2004	2003	2005	2004	2003
	(millions of €)
Germany	53,517	55,843	60,769	4,618	3,431	3,980
Europe (excluding Germany)	24,228	25,865	26,739	1,983	1,756	1,546
North America	33,116	25,035	27,275	4,488	1,373	2,028
Other	50	48	135	11	19	16

Group	110,911	106,791	114,918	11,100	6,579	7,570

	Net revenue
	2005	2004	2003
	(millions of €)
Germany	34,183	34,741	34,365
Europe (excluding Germany)	13,272	12,952	13,085
North America	11,858	9,301	7,687
Other	291	359	459

Group	59,604	57,353	55,596

(39) Contingencies and other financial obligations

Contingencies:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Contingent liabilities relating to warranty agreements	6	9	19
Contingent liabilities relating to guarantees and bills issued	36	49	31
Other contingent liabilities	6	10	54

	48	68	104

        Deutsche Telekom is a party to a number of lawsuits and other proceedings arising from the general conduct of its business. Litigation provisions include the costs of legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the financial position, and results of operations of the Group.

Other financial obligations:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Obligations arising from rental agreements and leases, including non-cancelable operating leases	20,335	15,157	14,964
Present value of payments to special pension fund	7,900	8,200	9,000
Purchase commitments and similar obligations	3,507	3,226	2,726
Purchase commitments for interests in other companies	1,802	206	273
Miscellaneous other obligations	144	1	5

	33,688	26,790	26,968

        The increase in obligations arising from rental and lease agreements, including non-cancelable operating leases over the previous year resulted primarily from additional leasing obligations undertaken by T-Mobile USA in connection with the winding up of the U.S. mobile communications joint venture and the associated takeover of network infrastructures in California, Nevada and New York. The increase is also attributable to the exchange rate trend of the U.S. dollar.

        The present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the PTNeuOG amounted to EUR 7.9 billion at December 31, 2005 (see also Note (28) "Provisions for pensions and other employee benefits").

        The increase in purchase commitments was largely the result of higher obligations for property, plant and equipment, and intangible assets on the part of Deutsche Telekom AG as well as obligations arising from agreements for structured purchasing of power at the newly founded PASM Power and Air Condition Solution Management GmbH & Co. KG and for UMTS equipment, expansion of the GSM network capacity and maintenance at T-Mobile Hrvatska. On the other hand, purchase commitments were down at T-Mobile USA due to the expiration of long-term agreements with mobile phone providers and the fact that orders are now only made at short notice.

        The amount of contractual commitments to acquire intangible assets totaled EUR 0.2 billion at the end of 2005 (2004: EUR 0.1 billion; 2003: EUR 0.1 billion). Obligations to acquire property, plant and equipment amounted to EUR 0.8 billion at December 31, 2005 (December 31, 2004: EUR 0.7 billion; December 31, 2003: EUR 0.5 billion).

        Purchase commitments for interests in other companies in 2005 relate in particular to the acquisition of tele.ring Telekom Service GmbH, Vienna, and gedas AG.

        Under the agreement signed by T-Mobile Austria and Western Wireless International Austria Corporation, Little Rock, United States, on August 10, 2005, the T-Mobile group is obligated to acquire tele.ring Telekom Service GmbH, Vienna, for EUR 1.3 billion upon approval by the Austria telecommunications agency and the European mergers authority.

        On December 15, 2005, T-Systems entered into an agreement with Volkswagen AG to buy its IT arm gedas AG, thus securing a master agreement with the VW Group for IT services valued at EUR 2.5 billion over seven years. The pending acquisition has received regulatory approval and is expected to be completed in the first half of 2006.

        The EUR 0.1 billion change in miscellaneous other obligations is almost exclusively attributable to new full power contracts entered into by PASM. PASM is responsible for procuring, provisioning and delivering power, including the associated support services, within the Deutsche Telekom Group.

Other Contingent Obligations

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

Litigation, Claims and Assessments

German Prospectus Liability Suits

        Since 2001, purported purchasers of Deutsche Telekom shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed over 2,000 lawsuits in Germany predominantly alleging that the book values of the Company's real property portfolio were improperly established and maintained under German GAAP. In many of these lawsuits, claims have also been made alleging that the

Company failed to adequately disclose detailed information relating to merger negotiations between Deutsche Telekom and Voicestream Wireless Corporation. In the most recent series of related lawsuits, however, which were mainly filed in May 2003, plaintiffs assert additional allegations, including, among other things, that the purchase price for the U.K. mobile carrier One2One was unreasonably high, that the prospectus did not adequately inform investors about necessary write-offs to goodwill, that the Company's internal mid-term financial plan for 2000–2004 was inaccurate, and that the prospectus did not properly inform investors about the general risks of international expansion, relations with the Company's major shareholder, the Federal Republic, and the risks of the liberalization of the German telecommunications market. Further, they allege that the Company's business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be purchased in an auction in August 2000.

        These lawsuits are pending before the District Court (Landgericht) in Frankfurt am Main, where a first oral hearing took place on November 23, 2004. In the hearing, the presiding judge at that time issued a statement describing his preliminary view that he doubted whether the valuation method the Company had used in determining the book values recorded for its real property portfolio complied with the applicable legal standards. Therefore, he continued, it might become necessary to take evidence by obtaining an expert opinion with respect to the value of the real property portfolio. However, the presiding judge also stated that the court, in its preliminary opinion, and subject to additional briefing by the parties, regarded the claims unrelated to the valuation of the Company's real property portfolio as unfounded. In a second oral hearing on October 25, 2005, the court announced that it expects to be able to utilize the Act on Model Case Proceedings in Disputes under Capital Markets Law (Kapitalanleger-Musterverfahrensgesetz, the "Capital Markets Model Case Act"), which became effective November 1, 2005. The Capital Markets Model Case Act allows for the initiation of a "model proceeding" upon the motion of any party seeking a decision regarding questions of necessary facts or law. If the motion is joined by nine other parties or is made in nine other cases, the District Court must initiate the master proceeding by seeking a decision of the Court of Appeals (Oberlandesgericht) as to the common questions of law and fact. The master decision by the Court of Appeals is binding for all parties in the main proceedings. The aggregate amount of all shareholders' claims filed in Germany in these lawsuits is approximately EUR 76 million.

        The Company is contesting each of the aforementioned lawsuits vigorously.

Prospectus Liability Conciliation Proceedings

        In addition, many purported shareholders have initiated conciliation proceedings with a state institution in Hamburg (Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg, the "OeRA"), in the Company's view, mainly as an effort to stay the statute of limitations. According to information received from the OeRA, several thousand shareholders have instituted conciliation proceedings. The Company expects the claims made in these conciliation proceedings to be analogous to those made in the prospectus liability lawsuits described above. Deutsche Telekom's participation in these conciliation proceedings is voluntary, and the Company has declined to participate. The Company expects that the OeRA will eventually dismiss these proceedings and that a substantial number of the applicants will file lawsuits analogous to those made in the prospectus liability lawsuits described above.

PTC Proceedings

        In December 2000, T-Mobile Deutschland filed arbitration proceedings in Vienna, Austria, against Elektrim S.A. ("Elektrim") and Elektrim Telekomunikacja ("Telco") claiming that Elektrim and Telco breached the terms of the Deed of Foundation of PTC by transferring all but one share in PTC to

Telco, a limited company under Polish law in which each of Elektrim and Vivendi Universal S.A. ("Vivendi") had a shareholding of 49% (with another company, Ymer, holding the remaining 2%). In particular, T-Mobile Deutschland claimed that (i) the transfer of shares required the approval of PTC's supervisory board; (ii) the shareholders' agreement permitted only the transfer of a party's entire interest; and (iii) the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained. In November 2004, the arbitration tribunal ruled that (i) the transfer of the PTC shares to Telco was invalid; and (ii) that if Elektrim cannot recover those shares within two months, this shall be deemed to be a material breach, which under the PTC shareholders' agreement would give rise to a call option in favor of T-Mobile over Elektrim's shares at a price equal to their book value. Because Elektrim—in the opinion of Deutsche Telekom—did not recover these shares within the two month period, T-Mobile Deutschland provided notice of exercise of its call option on such shares. Elektrim disputes the validity of this call option and claims it did recover the shares within the two-month period set by the tribunal. On December 20, 2005 a commercial court in Vienna cancelled the decision of the arbitration tribunal that the transfer of PTC shares to Telco was invalid. T-Mobile Deutschland has appealed against this ruling.

        In addition, other litigation among the parties, including Vivendi, Elektrim and Telco continues, such that no assurance can be given as to the outcome and duration of these disputes. In particular, in April 2005, Deutsche Telekom and T-Mobile Deutschland were served a complaint which was filed by Vivendi with the Tribunal de Commerce de Paris (the "Commercial Court") seeking a declaratory judgment that contractual negotiations with Vivendi had been maliciously terminated in September 2004, thereby causing Vivendi to incur damages in the amount of approximately EUR 2.2 billion. Additionally, Telco has initiated tort actions in the District Court in Warsaw against seven of the Company's employees who have been nominated to, or have acted as nominees of T-Mobile Deutschland in, the corporate bodies of PTC, claiming PLN 3 million (approximately EUR 0.8 million), and an additional as yet undetermined amount, in damages.

        In February 2006, the Company was informed that Telco had filed a lawsuit seeking to exclude T-Mobile Deutschland from the ownership in PTC, for fair market value and to obtain summary relief freezing T-Mobile Deutschland's shareholder rights.

Release Proceedings Relating to the T-Online Merger

        Some T-Online shareholders have filed lawsuits with the District Court in Darmstadt challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online International AG and Deutsche Telekom AG, adopted at the T-Online International AG Shareholders' Meeting on April 29, 2005. Because of these lawsuits, the merger has not yet been entered into the Commercial Registers of T-Online and Deutsche Telekom in Darmstadt and Bonn, respectively, and therefore, is not yet effective. On August 12, 2005, T-Online filed an application for release with the District Court in Darmstadt, seeking an order preventing the lawsuits of such shareholders from standing in the way of the merger's registration. On November 29, 2005, the District Court rejected T-Online's application for release.

        On December 9, 2005, T-Online filed an immediate appeal with the Court of Appeals in Frankfurt am Main in the release proceedings. In response to T-Online's appeal, the Court of Appeals has set aside the decision of the Darmstadt District Court and found that such lawsuits do not stand in the way of the registration of the merger with Deutsche Telekom in the commercial register. This decision however is not yet final and binding. Appeals have been filed with the Federal Court of Justice (Bundesgerichtshof) by some of the opposing parties in the release proceedings, such opposing parties being the shareholders who have filed lawsuits challenging the validity of the resolution approving the merger.

Damage Proceedings Relating to the Voluntary Public Offer for T-Online Shares

        On December 2005, four shareholders of T-Online International AG who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares filed suit with the District Court in Frankfurt am Main (Landgericht Frankfurt am Main). These plaintiffs allege that Deutsche Telekom had provided incomplete information in connection with the offer, and therefore requested a declaratory judgement to the effect that Deutsche Telekom is liable for damages. Plaintiffs have not yet specified the amount of damages sought.

        Deutsche Telekom is contesting each of the aforementioned lawsuits vigorously.

Other Proceedings and Matters

Bundle By-Call/ISDN

        In the first quarter of 2000, AOL Bertelsmann brought preliminary injunction proceedings and filed a complaint against T-Online and Deutsche Telekom before the Hamburg District Court, claiming that T-Online had engaged in an anti-competitive practice by bundling its "By-Call" Internet access charge with Deutsche Telekom's ISDN telephone access. The court decided in the Company's favor with regard to both the injunction as well as the main action. AOL Bertelsmann's appeal to the Court of Appeals (Oberlandesgericht) in Hamburg was rejected. AOL Bertelsmann then lodged an appeal with the Federal Court of Justice (Bundesgerichtshof). In March 2004, the Federal Court of Justice remanded the case to the Hamburg Court of Appeals for further proceedings in connection with factual determinations that could have a significant influence on the outcome of the appellate proceeding. The Company believe that these additional proceedings will not be concluded in the near term and, therefore, that a determination with respect to a likely outcome of these proceedings cannot be made at this time. However the Company has determined, that the case is not material.

Employee Housing

        In September 1998, Deutsche Post AG commenced an arbitration proceeding against the Company, seeking reimbursement for the cost of providing employee housing to a number of the Company's employees who were former Deutsche Bundespost employees. Primary responsibility for the housing of former employees of Deutsche Bundespost had been assigned to Deutsche Post AG in 1995. The parties have different views as to the appropriate amount of reimbursement. Currently, Deutsche Post AG is seeking reimbursement of EUR 139.7 million from Deutsche Telekom, although the Company expect that Deutsche Post AG may claim further amounts in the event its initial claim is successful. In March 2000, the Company raised counterclaims in the amount of EUR 62.6 million, which related to down-payments made in 1995 and 1996. The parties are discussing a settlement.

Vodafone Czech Republic

        In May 2004, Vodafone Czech Republic (formerly Oskar Mobil) filed a lawsuit in the Municipal Court in Prague (Mìstský soud v Praze), seeking damages in the amount of CZK 614,909,677 (approximately EUR 19.5 million). Vodafone Czech Republic states that it suffered a damage due to discrimination in the retail prices of calls from T-Mobile Czech Republic's network to Vodafone Czech Republic's network. In 2000 and the first half of 2001 T-Mobile Czech Republic charged for calls to Vodafone Czech Republic 1 CZK lower amount than for calls to Eurotel. Vodafone Czech Republic supported its action with a decision of the Czech Antimonopoly Office (Úrad pro ochranu hospodárské souteze), which had declared that T-Mobile Czech Republic had abused its dominant position by charging different prices for calls to Vodafone Czech Republic and Eurotel. T-Mobile Czech Republic filed an action against this decision with the Administrative Court. in Olomouc (Vrchní soud v

Olomouci), which was later referred to the Supreme Administrative Court (Nejvyssí správní soud) in Brno. In January 2005, the Supreme Administrative Court annulled the decision of the Czech Antimonopoly Office, based on the fact that it had not sufficiently proven that the alleged price discrimination had led to a distortion of competition. According to the court's decision, the Czech Antimonopoly Office had to renew its administrative proceedings in order to obtain more evidence. In May 2005 the Czech Antimonopoly Office discontinued the proceedings due to lack of available evidence. As a consequence, Vodafone Czech Republic is not able to base its arguments on any decision of the Czech Antimonopoly Office.

        Vodafone Czech Republic claims in its action that the damage occurred for two main reasons: (1) charging different prices resulted in a decrease in outgoing traffic from the T-Mobile network to the Vodafone Czech Republic network, which had a negative impact on the total balance of interconnection services for Vodafone Czech Republic; and (2) as a result of charging different prices, Vodafone Czech Republic did not obtain as large a number of customers as it would have obtained if the prices for calls from the T-Mobile network to the networks of Eurotel Praha and Vodafone Czech Republic had been the same. Vodafone Czech Republic presume that if prices for calls to Vodafone Czech Republic and Eurotel had been the same, it would have obtained more customers than it obtained in reality. Parties to the dispute made several submissions to the Municial Court in Prague. Therefore, the court seems to have enough information to proceed to a decision on the merits of the matter. The court has not, however, ordered a hearing yet. The court hearing will be held on April 5, 2006.

Consumer Class Actions

        A number of substantially identical purported consumer class-action lawsuits are pending in various state and federal courts in the United States (the federal cases have been consolidated in the U.S. District Court for the Southern District of New York), against T-Mobile USA, as well as other major U.S. wireless carriers, alleging that each of the defendants had violated federal antitrust laws by improperly tying the sale of wireless mobile devices to the sale of wireless telephone services. The complaints seek injunctive relief, treble damages, and attorneys' fees. In August 2005, the federal district court granted a motion for summary judgment in favor of all defendants, dismissing all claims in the federal cases except the conspiracy claims, which had not been the subject of the motion. The plaintiffs have appealed this ruling. The parties are engaging in limited discovery with respect to these remaining claims, after which the court has scheduled an opportunity for additional summary judgment motions as well as other procedural motions (such as class certification). The Company is continuing to defend these lawsuits vigorously.

QPSX Patents

        In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich against Deutsche Telekom and Siemens AG, alleging that both are infringing on the plaintiff's patent by providing services using ATM technology. Because ATM technology is used in a number of products and services that the Company offers (e.g., T-DSL and T-ATM), an unfavorable outcome in this proceeding could have a substantial adverse effect on the Company's business. In June 2004 the Federal Patent Court (Bundespatentgericht) nullified the QPSX-Patent. QPSX has lodged an appeal to the Federal Court of Justice (Bundesgerichtshof).

Reimbursement and Damages for Subscriber Data Costs

        In December 2004 and January and February 2005, a number of telephone directory service providers, especially telegate AG, who receive data from Deutsche Telekom relating to subscribers of voice telephony services for the purpose of providing their own directory services, filed lawsuits with the District Court in Cologne in the aggregate amount of approximately EUR 100 million, plus interest, claiming reimbursement for payments made to Deutsche Telekom since 1999. The plaintiffs, referring to a decision by the European Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit), accused the Company of having included inadmissible costs in its charges for providing customer data. In August and September 2005, the court ordered Deutsche Telekom to reimburse the plaintiffs in the aggregate amount of approximately EUR 75 million, but the Company has lodged an appeal against this decision with the Appellate Court in Cologne. Plaintiff telegate AG, which was awarded approximately EUR 60 million of this amount, but which had claimed an additional EUR 25 million, has lodged an appeal of the lower court's decision with the Appellate Court in Düsseldorf.

        In a related matter, on October 19, 2005, additionally and in consideration of the foregoing judgments, as well as the Federal Network Agency's decision of August 17, 2005 (BK 3c 05/036) relating to the costs of subscriber information two further lawsuits were served on Deutsche Telekom, one by telegate AG for damages of approximately EUR 86 million, plus interest, and another by telegate AG's founding shareholder, Dr. Klaus Harisch, for damages of approximately EUR 329 million, plus interest. Both plaintiffs claim that they incurred losses, due to the alleged adverse effect that the alleged inclusion of inadmissible costs in the Company's provision of customer data had on telegate AG's positioning in the market, the resulting capital increases that this required, and the weaker development of telegate AG's share price. The Company intends to defend these lawsuits vigorously.

Damages for Lost Profits/Price Squeeze

        In December 2005, Arcor AG & Co. KG ("Arcor") filed a lawsuit with the District Court in Cologne in the aggregate amount of approximately EUR 41.9 million, plus interest, claiming damages for lost profit with retail analogue access products as a result of an alleged price squeeze between the Company's wholesale tariffs for access to the local loop and its retail access tariffs between January 1998 and September 2003. Arcor bases its claim primarily on the E.U. Commission's decision of May 21, 2003 against Deutsche Telekom for allegedly abusing its dominant position by charging its competitors and end-users unfair monthly and one-off charges for access to its local network. In July 2003, the Company filed a lawsuit with the Court of First Instance of the European Communities (the "Court of First Instance") to obtain reversal of that decision. In February 2006, the original damage claim was increased to an aggregate of EUR 223 million, purportedly based on a new calculation methodology used by the plaintiff, which, in the Company's view, deviates from the E.U. Commission's approach. If the Court of First Instance annuls the E.U. Commission's decision, the Company would expect that the basis of Arcor's damage claim will be undermined.

Toll Collect

        As previously reported, the Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium for damages suffered as a result of the delay in the commencement of operations of the toll collection system and alleged breaches of the operating agreement.

        The Federal Republic specified its claims in a statement of claims that was received on August 2, 2005. The statement of claims asserts claims for damages of EUR 3.51 billion plus interest (EUR 236 million through July 31, 2005) for lost revenues from September 31, 2003 through December 31, 2004 and contractual penalties of EUR 1.65 billion, plus interest (EUR 107 million through July 31, 2005). This amount includes contractual penalties of EUR 1.1 billion relating to the allegation that the agreement of the Federal Republic of Germany was not sought prior to the execution of certain subcontractor agreements. As some of the contractual penalties are time-related and further claims for contractual penalties have been asserted by the Federal Republic, the amount claimed as contractual penalties may increase.

        Although the outcome of these arbitration proceedings is difficult to predict, the Company believes the claims presented in the arbitration notice and statement of claims are unsustainable. The Company is contesting the Federal Republic's claims vigorously.

(40) Disclosures on leases

Deutsche Telekom as lessee

Finance leases

        Beneficial ownership of leased assets is attributed to the lessee provided that this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The finance lease transactions of the Deutsche Telekom Group are mainly related to long-term rental and lease agreements for office buildings. In this context, the lease term is usually up to 25 years. The agreements include extension and purchase options. The following table shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the reporting date.

	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003
		of which: sale and leaseback		of which: sale and leaseback		of which: sale and leaseback
	(millions of €)
Intangible assets	4	—	6	—	—	—
Land and buildings	1,318	788	1,390	822	1,330	644
Technical equipment and machinery	246	—	314	1	342	12
Other equipment, operating and office equipment	36	29	43	38	51	46

Net carrying amounts of leased assets capitalized	1,604	817	1,753	861	1,723	702

        Payment obligations arising from finance leases as of the reporting date are recognized as liabilities at the present value of future lease payments. In subsequent years, the minimum lease payments comprising the present value and interest component must be paid to the lessor.

        The following table provides a breakdown of these amounts:

Dec. 31, 2005 (millions of €)	Minimum lease payments		Interest component		Present values
Maturity	Total	of which: sale and leaseback	Total	of which: sale and leaseback	Total	of which: sale and leaseback
within 1 year	338	105	144	74	194	31
in 1 to 3 years	576	231	298	141	278	90
in 3 to 5 years	352	203	209	130	143	73
after 5 years	2,054	1,270	813	551	1,241	719

Total	3,320	1,809	1,464	896	1,856	913

Dec. 31, 2004 (millions of €)	Minimum lease payments		Interest component		Present values
Maturity	Total	of which: sale and leaseback	Total	of which: sale and leaseback	Total	of which: sale and leaseback
within 1 year	334	101	158	74	176	27
in 1 to 3 years	575	214	232	141	343	73
in 3 to 5 years	355	210	209	132	146	78
after 5 years	2,215	1,353	909	607	1,306	746

Total	3,479	1,878	1,508	954	1,971	924

Dec. 31, 2003 (millions of €)	Minimum lease payments		Interest component		Present values
Maturity	Total	of which: sale and leaseback	Total	of which: sale and leaseback	Total	of which: sale and leaseback
within 1 year	394	92	155	62	239	30
in 1 to 3 years	558	161	241	123	317	38
in 3 to 5 years	333	185	176	116	157	69
after 5 years	2,222	1,239	988	609	1,234	630

Total	3,507	1,677	1,560	910	1,947	767

Operating leases

        Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. Deutsche Telekom's obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents which are accounted for on a straight-line basis. The operating lease expenses recognized in profit or loss amount to EUR 1.6 billion as of the end of 2005 (2004: EUR 1.4 billion; 2003: EUR 1.5 billion). The following table provides a breakdown of the amounts of future operating lease liabilities:

Maturity	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
within 1 year	1,738	1,419	1,423
in 1 to 3 years	3,195	2,393	2,409
in 3 to 5 years	2,665	2,045	1,846
after 5 years	12,737	9,300	9,286

Total	20,335	15,157	14,964

        The increase in leasing obligations in 2005 is primarily the result of obligations undertaken by T-Mobile USA, due to the winding up of the U.S. mobile communications joint venture, which resulted in an increase in obligations in connection with the network infrastructure in California, Nevada and New York.

Deutsche Telekom as lessor

Finance leases

        Deutsche Telekom acts as lessor in connection with finance leases, which mainly relate to the rental of routers. The leased assets are recognized at the present value of future minimum lease payments. The present value of minimum lease payments from finance leases is determined as shown in the following table:

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
Total gross investment	349	170	52
Unearned finance income	(36)	(16)	(7)

Net investment in the lease	313	154	45

Present value of the residual value	—	—	—
Present value of the minimum lease payments	313	154	45

        Total gross investment in leases and present values of minimum lease payments receivable at the respective balance sheet dates are disclosed in the summary below:

	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2003
Maturity	Total gross investment	Present value of minimum lease payments	Total gross investment	Present value of minimum lease payments	Total gross investment	Present value of minimum lease payments
	(millions of €)
within 1 year	162	143	94	85	47	41
in 1 to 3 years	156	141	69	62	—	—
in 3 to 5 years	29	27	7	7	5	4
after 5 years	2	2	—	—	—	—

Total	349	313	170	154	52	45

        Accumulated allowance for uncollectible minimum lease payments receivable was not recorded.

Operating leases

        Deutsche Telekom acts as lessor in connection with operating leases, which mainly relate to the rental of building space and radio towers. The leases have an average term of 8 years. The following table provides a breakdown of minimum lease payments arising from non-cancelable operating leases. The figures for the year under review include payments from sub-letting arrangements amounting to approximately EUR 50 million.

Maturity	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
	(millions of €)
within 1 year	147	130	117
in 1 to 3 years	167	131	119
in 3 to 5 years	108	84	58
after 5 years	257	189	136

Total	679	534	430

(41) Stock-based compensation plans

Stock option plans

        The following table provides an overview of all existing stock option plans:

Entity	Plan	Year of (issuance)	Stock options granted (in thousands)	Lock-up period (in years)	Contractual term (in years)	Weighted exercise price	Share price at grant date	Maximum price for SARs	Notes	Classification/ accounting treatment
Deutsche Telekom AG	SOP 2000	2000	1,024	2	5	€62.69	€60.40		Expired in 2005	Equity- settled
	SOP 2001	2001	8,221	2 – 3	10	€30.00	€19.10			Equity- settled
		2002	3,928	2 – 3	10	€12.36	€10.30			Equity-settled
	SARs	2001	165	2 – 3	10	€30.00	€19.10	€50.00		Cash- settled
		2002	3	2 – 3	10	€12.36	€10.30	€20.60		Cash-settled
T-Online International AG	SOP 2000	2000	214	2	5	€37.65	€32.87		Expired in 2005	Equity- settled
	SOP 2001	2001	2,369	2 – 3	10	€10.35	€8.28			Equity- settled
		2002	2,067	2 – 6	10	€10.26	€8.21			Equity- settled
	Ya.com	2000	1,864	—		—	—		Expired in 2003	Equity- settled
T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	USD 15.36				Equity- settled
		2002	5,964	up to 4	max. 10	USD 13.35				Equity- settled
		2003	865	up to 4	max. 10	USD 12.86				Equity- settled
	Powertel	2001	5,323	up to 4	max. 10	USD 20.04				Equity- settled
	TMO US/Powertel	2004	230	up to 4	max. 10	USD 19.64			Plans merged	Equity- settled
Magyar Telekom	SOP 2002	2002	3,964	1 – 3	5	HUF 933 or HUF 950	HUF 833			Equity-settled

        No new stock option plans have been issued since 2003. So far no expenses have been incurred for stock option plans.

Supplemental disclosures on the individual plans

Deutsche Telekom AG

2000 Stock Option Plan

        In the 2000 financial year, Deutsche Telekom granted stock options to members of the Board of Management and senior managers of Deutsche Telekom AG and Group entities within and outside Germany for the first time. On July 19, 2000, Deutsche Telekom granted 1,023,920.54 options for the purchase of 1,023,920.54 shares at an exercise price of EUR 62.69 to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2000. The Xetra closing price of Deutsche Telekom's common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 60.40 per share. The options expired on July 20, 2005. The fair value of the options was EUR 25.08 at the time they were granted.

        The options would have been exercisable at the end of a two-year lock-up period if and when the absolute and relative performance targets had both been exceeded at least once in the period from July 20, 2002 to July 19, 2005.

        Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 20, 2005 without compensation.

2001 Stock Option Plan

        For the 2001 Stock Option Plan, the shareholders' meeting in May 2001 resolved to increase the capital stock (share capital) of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no par value registered shares. This contingent capital increase is exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management and other executives and specialists of the Company and lower-tier subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan. In accordance with the resolution passed by the shareholders' meeting, the allocation of the total number of options to beneficiaries is as follows:

        a maximum of 15 percent to members of the Board of Management of Deutsche Telekom AG,

        a maximum of 20 percent to members of Deutsche Telekom AG's second-tier management,

        a maximum of 15 percent to other executives, managers and specialists of Deutsche Telekom AG,

        a maximum of 15 percent to members of the boards of management of Group entities within and outside Germany,

        a maximum of 35 percent to other executives, managers, and specialists of Group entities within and outside Germany.

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

        The exercise price is payable upon exercise of the options. The exercise price per share is 120 percent of the reference price. The reference price corresponds to the non-weighted average closing prices of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the grant of the options. If the average closing price calculated by this method is lower than the closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price. The exercise price may not be lower than the notional value of one share in the capital stock (share capital). The exercise price is also the performance target.

        The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary's heirs.

        Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount (stock appreciation rights—SAR) instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2005, no resolution on conversion had been passed to this effect.

        On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The Xetra closing price of Deutsche Telekom's common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 19.10 per share. The reference price, based upon which the exercise price was calculated, was EUR 25.00. The term of the options runs until August 12, 2011. At the time they were granted, the options of the 2001 and 2002 tranches were worth EUR 4.87 and EUR 3.79 respectively.

        In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the Stock Option Plan on the basis of the resolution adopted by the shareholders' meeting in May 2001. The Xetra closing price of Deutsche Telekom's common stock quoted at the Frankfurt Stock Exchange on the grant date, based upon which the exercise price was calculated, was EUR 10.30 per share. The term of the options runs until July 14, 2012.

        As of December 31, 2005, the weighted average remaining contractual life of all outstanding options from the 2001 Stock Option Plan was around 5.9 years.

        The 2004 shareholders' meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital.

        At Deutsche Telekom AG, 8,525 SARs were additionally forfeited in the year under review by employees in countries in which it was not legally possible to issue stock options. As of December 31, 2005, 150,785 of the SARs granted in those countries in 2001 and 2002 were still outstanding.

        The table below shows the following changes in outstanding options issued by Deutsche Telekom AG:

	SOP 2000		SOP 2001		SARs
Deutsche Telekom AG	Stock options (in thousands)	Weighted average exercise price (€)	Stock options (in thousands)	Weighted average exercise price (€)	SARs	Weighted average exercise price (€)
Stock options outstanding at Jan. 1, 2003	994	62.69	11,964	24.22	167,920	29.73
Granted	0	—	0	—	—	—
Forfeited	7	62.69	196	25.89	5,360	30.00
Exercised	0	—	0	—	—	—
Stock options outstanding at Dec. 31, 2003	987	62.69	11,768	24.25	162,560	29.72
of which: exercisable	0	—	3,964	30.00	79,976	30.00
Granted	0	—	0	—	0	—
Forfeited	132	62.69	223	25.18	3,250	30.00
Exercised	0	—	101	12.39	0	—
Stock options outstanding at Dec. 31, 2004	855	62.69	11,444	24.36	159,310	29.71
of which: exercisable	0	—	9,564	26.71	158,020	29.86
Granted	0	—	0	—	0	—
Forfeited	855	62.69	131	24.11	8,525	28.57
Exercised	0	—	217	12.36	0	—
Stock options outstanding at Dec. 31, 2005	Expired		11,096	24.59	150,785	29.78
of which: exercisable			11,096	24.59	150,785	29.78
Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	0		5.9		5.6
Expected remaining life of options outstanding at end of period (years, weighted)	0		5.9		5.6

        The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

Deutsche Telekom AG
Options outstanding as of December 31, 2003				Options exercisable as of December 31, 2003
Range of exercise prices (€)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price €	Number (in thousands)	Weighted average exercise price €
10 – 20	3,839	8.5	12.36	—	—
21 – 40	7,929	7.6	30.00	3,964	30.00
10 – 40	11,768	7.9	24.25	3,964	30.00

Deutsche Telekom AG
Options outstanding as of December 31, 2004				Options exercisable as of December 31, 2004
Range of exercise prices (€)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price €	Number (in thousands)	Weighted average exercise price €
10 – 20	3,662	7.5	12.36	1,782	12.36
21 – 40	7,782	6.6	30.00	7,782	30.00
10 – 40	11,444	6.9	24.36	9,564	26.71
Deutsche Telekom AG
Options outstanding as of December 31, 2005				Options exercisable as of December 31, 2005
Range of exercise prices (€)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price €	Number (in thousands)	Weighted average exercise price €
10 – 20	3,401	6.5	12.36	3,401	12.36
21 – 40	7,695	5.6	30.00	7,695	30.00
10 – 40	11,096	5.9	24.59	11,096	24.59

T-Online International AG

2000 Stock Option Plan

        In 2000, T-Online International granted stock options to certain employees of T-Online International AG for the first time. On July 6, 2000, T-Online used its authority under the shareholders' resolution adopted in March 2000 to grant 214,473 options for the purchase of 214,473 shares to participants at an exercise price of EUR 37.65. The Xetra closing price of T-Online International AG's common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 32.87 per share. The options expired on July 6, 2005.

        The options would have been exercisable at the end of a two-year lock-up period if and when the absolute and relative performance targets had both been exceeded at least once in the period from July 7, 2002 to July 6, 2005.

        Since neither of the performance targets was achieved during the term of the 2000 Stock Option Plan, the options granted were forfeited on July 6, 2005.

2001 Stock Option Plan

        The shareholders' meeting on May 30, 2001 contingently increased the capital stock of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG. It also authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These include directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group entities within and outside Germany in which T-Online International AG directly or indirectly holds a majority shareholding.

        The Stock Option Plan is structured as a premium-priced plan. The exercise price is payable upon exercise of the options. The exercise price per share is 125 percent of the reference price. The reference price corresponds to the non-weighted average closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the day on which the options are granted. If the average price calculated using this method is lower than the closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or in a successor system) on the grant date of the options, this closing price shall be taken as the reference price.

        Preemptive rights were issued in annual tranches for the years 2001 and 2002.

        The exercise rules specify that 50 percent of the options granted at a given date may only be exercised after a two-year lock-up—calculated from the grant date of the options. The remaining 50 percent of options granted at a given date may only be exercised three years after the day the options are granted. The options have a life of ten years from the date on which they are granted, meaning that the options granted in the first tranche in 2001 and the options granted in the second tranche in 2002 are forfeited without replacement or compensation at the latest on August 12, 2011 and July 14, 2012, respectively. As of December 31, 2005, the weighted average remaining contractual life of the outstanding options from the 2001 Stock Option Plan was 6 years.

        2,369,655 options were granted in the first tranche on August 13, 2001 on the basis of the resolution adopted by the shareholders' meeting in May 2001. A further 2,067,460 options were granted in the second tranche on July 15, 2002. The exercise price—i.e., the performance target—is EUR 10.35 for the first tranche (125 percent of the reference price of EUR 8.28) and EUR 10.26 for the second tranche (125 percent of the reference price of EUR 8.21).

        The 2004 shareholders' meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital II.

Ya.com Stock Option Plan

        On the occasion of the acquisition of the shares in Ya.com Internet Factory S.A. Madrid in 2000, employees of Ya.com were granted 1,863,886 options for T-Online shares, for which the share capital of T-Online was increased by EUR 1,863,886 in accordance with a resolution adopted on September 22, 2000. In its function as conversion trustee, Dresdner Bank holds 430,000 forfeited options that may be sold at the instructions of T-Online International AG. As the clearance of the forfeited T-Online shares is regarded as a financial payment by Ya.com shareholders to T-Online International AG as a result of the issue of T-Online shares, the proceeds of the sale will be allocated upon sale as a premium to capital reserves.

        The opportunity to exercise the options expired on December 31, 2003.

        The table below shows the following changes in outstanding options issued by T-Online International AG:

	SOP 2000		SOP 2001		Ya.com SOP
T-Online International AG	Stock options (in thousands)	Weighted average exercise price (€)	Stock options (in thousands)	Weighted average exercise price (€)	SARs (in thousands)	Weighted average exercise price (€)
Stock options outstanding at Jan. 1, 2003	209	37.65	4,415	10.31	366	0.00
Granted	0	—	0	—	0	—
Forfeited	88	37.65	204	10.33	3	0.00
Exercised	0	—	26	10.35	363	0.00
Stock options outstanding at Dec. 31, 2003	121	37.65	4,185	10.31	0	—
of which: exercisable	0	—	1,062	10.35	0	—
Granted	0	—	0	—	Expired
Forfeited	4	37.65	311	10.32
Exercised	0	—	6	10.35
Stock options outstanding at Dec. 31, 2004	117	37.65	3,868	10.31
of which: exercisable	0	—	2,893	10.32
Granted	0	—	0	—
Forfeited	117	37.65	317	10.31
Exercised	0	—	0	—
Stock options outstanding at Dec. 31, 2005	Expired		3,551	10.30
of which: exercisable			3,518	10.31
Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	0		6.0		0
Expected remaining life of options outstanding at end of period (years, weighted)	0		6.0		0

        The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

T-Online International AG
Options outstanding as of December 31, 2003				Options exercisable as of December 31, 2003
Range of exercise prices (€)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price €	Number (in thousands)	Weighted average exercise price €
10 – 20	2,152	7.6	10.35	1,062	10.35
10 – 20	2,033	8.5	10.26	—	—
10 – 20	4,185	8.0	10.31	1,062	10.35
T-Online International AG
Options outstanding as of December 31, 2004				Options exercisable as of December 31, 2004
Range of exercise prices (€)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price €	Number (in thousands)	Weighted average exercise price €
10 – 20	1,952	6.6	10.35	1,952	10.35
10 – 20	1,916	7.5	10.26	941	10.26
10 – 20	3,868	7.0	10.31	2,893	10.32
T-Online International AG
Options outstanding as of December 31, 2005				Options exercisable as of December 31, 2005
Range of exercise prices (€)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price €	Number (in thousands)	Weighted average exercise price €
10 – 20	1,769	5.6	10.35	1,769	10.35
10 – 20	1,782	6.5	10.26	1,749	10.26
10 – 20	3,551	6.0	10.30	3,518	10.31

T-Mobile USA

Plans issued by T-Mobile USA

        Before its acquisition on May 31, 2001, T-Mobile USA (formerly Voicestream) had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per unvested, outstanding T-Mobile USA option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per T-Mobile USA ordinary share divided by 3.7647. Furthermore, no more options will be granted under any other T-Mobile USA stock option plans.

        At December 31, 2002, 25.0 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (MISOP), which was changed as a consequence of the acquisition on May 31, 2001. The MISOP provides for the issue of up to 8 million Deutsche Telekom ordinary shares, either as non-qualified stock options or as incentive stock options, plus the number of ordinary shares deliverable upon the exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to ten years.

        The plan has now expired and no more options can be issued. A total of 13,848 thousand were still outstanding at December 31, 2005.

Plans issued by Powertel

        Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per Powertel ordinary share divided by 2.6353. Furthermore, no more options will be granted under any other Powertel stock option plans.

        The Powertel "2000 Stock Plan" had 535,306 shares available at December 31, 2002. This plan was changed as a consequence of the acquisition. Under the terms of this plan, all employees, executives, directors, consultants, and advisors may be eligible for the allocation of options, conditional share allocations, or other allocations within the framework of the 2000 Stock Plan.

        A total of 1,254,695 Deutsche Telekom shares were available for outstanding options at December 31, 2002. for the Powertel Employee Stock Option Plan in force since 1991 ("1991 Option Plan"). The Powertel Board of Directors decided not to grant any further options under the 1991 Option Plan.

        At December 31, 2002, there were no shares available for outstanding options for the non-employee stock option plan. The Powertel Board of Directors decided not to grant any further options under the non-employee plan.

        The plan was combined with the T-Mobile USA plan on January 1, 2004.

        The table below shows the following changes in outstanding options issued by T-Mobile USA:

	T-Mobile USA		Powertel
T-Mobile USA	Stock options (in thousands)	Weighted average exercise price (USD)	Stock options (in thousands)	Weighted average exercise price (USD)
Stock options outstanding at Jan. 1, 2003	24,980	16.41	1,790	21.85
Granted	1,715	12.86	0	—
Forfeited	1,865	21.34	201	28.65
Exercised	3,709	4.20	171	5.05
Stock options outstanding at Dec. 31, 2003	21,121	17.95	1,418	22.79
of which: exercisable	11,756	17.88	1,100	20.62
Plans merged from Jan. 1, 2004
Outstanding	22,539	17.90
Granted	230	19.64
Forfeited	1,626	24.19
Exercised	3,627	6.75
Expired	0	—
Stock options outstanding at Dec. 31, 2004	17,516	19.68
of which: exercisable	13,048	20.93
Granted	0	—
Forfeited	1,771	24.51
Exercised	1,897	8.94
Expired	0	—
Stock options outstanding at Dec. 31, 2005	13,848	20.36
of which: exercisable	12,455	21.15
Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	8.8
Expected remaining life of options outstanding at end of period (years, weighted)	4.1

        The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

T-Mobile USA
Options outstanding as of December 31, 2003				Options exercisable as of December 31, 2003
Range of exercise prices (USD)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price USD	Number (in thousands)	Weighted average exercise price USD
0.02 – 7.60	3,600	4.2	2.79	2,840	2.79
7.61 – 15.20	7,673	7.3	12.22	2,551	11.00
15.21 – 22.80	58	5.8	17.50	58	17.50
22.81 – 30.39	8,604	6.3	26.30	5,412	26.88
30.40 – 38.00	1,186	6.1	30.97	895	30.97
0.02 – 38.00	21,121	6.4	17.95	11,756	17.88

Powertel Options
Outstanding as of December 31, 2003				Options exercisable as of December 31, 2003
Range of exercise prices (USD)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price USD	Number (in thousands)	Weighted average exercise price USD
0.02 – 7.60	394	4.1	5.60	394	5.60
7.61 – 15.20	98	4.3	9.72	99	9.72
15.21 – 22.80	19	6.1	19.97	16	19.86
22.81 – 30.39	418	6.9	26.92	226	26.91
30.40 – 38.00	489	6.2	35.87	365	35.95
0.02 – 38.00	1,418	5.7	22.79	1,100	20.62
T-Mobile USA
Options outstanding as of December 31, 2004				Options exercisable as of December 31, 2004
Range of exercise prices (USD)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price USD	Number (in thousands)	Weighted average exercise price USD
0.02 – 3.79	1,061	3.5	2.33	1,061	2.33
3.80 – 7.59	695	4.5	5.03	695	5.03
7.60 – 11.39	1,067	3.5	8.16	912	8.00
11.40 – 15.19	4,974	7.2	13.27	1,902	13.29
15.20 – 18.99	41	4.7	17.04	42	17.04
19.00 – 22.79	194	8.8	19.78	14	20.04
22.80 – 26.59	4,043	6.1	23.25	3,062	23.26
26.60 – 30.39	3,937	5.1	29.48	3,864	29.53
30.40 – 34.19	1,201	5.3	31.03	1,193	31.03
34.20 – 38.00	303	5.1	37.05	303	37.05
0.02 – 38.00	17,516	5.4	19.68	13,048	20.93
T-Mobile USA
Options outstanding as of December 31, 2005				Options exercisable as of December 31, 2005
Range of exercise prices (USD)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price USD	Number (in thousands)	Weighted average exercise price USD
0.02 – 3.79	759	3.5	2.38	759	2.38
3.80 – 7.59	407	3.5	5.00	407	5.00
7.60 – 11.39	787	2.5	8.20	745	8.06
11.40 – 15.19	3,677	6.2	13.28	2,363	13.31
15.20 – 18.99	38	3.7	17.14	38	17.14
19.00 – 22.79	92	7.6	19.55	55	19.77
22.80 – 26.59	3,455	5.2	23.25	3,455	23.25
26.60 – 30.39	3,332	4.3	29.50	3,332	29.50
30.40 – 34.19	1,074	4.4	31.01	1,074	31.01
34.20 – 38.00	227	4.1	37.03	227	37.03
0.02 – 38.00	13,848	4.9	20.36	12,455	21.15

Magyar Telekom (formerly MATÁV) 2002 Stock Option Plan

        On April 26, 2002, the shareholders' meeting of MATÁV approved the introduction of a new management stock option plan.

        In order to satisfy the exercise of options granted, the annual shareholders' meeting of MATÁV authorized MATÁV's Board of Directors to purchase 17 million "A" series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

        On July 1, 2002, MATÁV used its authority under the shareholders' resolutions adopted in April 2002 to grant 3,964,600 options in respect of 3,964,600 shares of its stock to participants in its stock option plan at an exercise price of HUF 933 for the first tranche (exercisable in 2003) and HUF 950 for the second and third tranches (exercisable in 2004 and 2005, respectively). The closing price of MATÁV common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007. The remaining contractual life as of December 31, 2005 was 1.5 years.

        The options with respect to the maximum of one third of the shares that can be purchased under the relevant options (first tranche) may be exercised at any time from and including the first anniversary of the grant date of such options until the end of the term.

        The options with respect to the maximum of a further one third of the shares that can be purchased under the options (second tranche) may be exercised at any time from and including the second anniversary of the grant date of such options until the end of the term.

        The options with respect to the rest of the shares that can be purchased under the options (third tranche) may be exercised at any time from and including the third anniversary of the grant date of such options until the end of the term.

        The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

        No more stock options were issued from the MATÁV stock option plan after those granted in 2002. The plan was ended prematurely in 2003.

        The table below shows options trends for Magyar Telekom:

Magyar Telekom	SOP 2002 Stock options (in thousands)	Weighted average exercise price (HUF)
Stock options outstanding at Jan. 1, 2003	3,965	944
Granted	0	—
Forfeited	310	944
Exercised	0	—
Stock options outstanding at Dec. 31, 2003	3,655	944
of which: exercisable	1,218	944
Granted	0	—
Forfeited	448	944
Exercised	0	—
Stock options outstanding at Dec. 31, 2004	3,207	944
of which: exercisable	2,137	942
Granted	0	—
Forfeited	286	944
Exercised	992	944
Stock options outstanding at Dec. 31, 2005	1,929	944
of which: exercisable	1,929	944
Supplemental information for 2005
Remaining contractual life of options outstanding at end of period (years, weighted)	1.5
Expected remaining life of options outstanding at end of period (years, weighted)	1.5

        The characteristics of the options outstanding and/or exercisable at the reporting date are as follows:

Magyar Telekom
Options outstanding as of December 31, 2003				Options exercisable as of December 31, 2003
Range of exercise prices (HUF)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price HUF	Number (in thousands)	Weighted average exercise price HUF
933 – 950	3,655	3.5	944	1,218	944
Magyar Telekom
Options outstanding as of December 31, 2004				Options exercisable as of December 31, 2004
Range of exercise prices (HUF)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price HUF	Number (in thousands)	Weighted average exercise price HUF
933 – 950	3,207	2.5	944	2,137	942
Magyar Telekom
Options outstanding as of December 31, 2005				Options exercisable as of December 31, 2005
Range of exercise prices (HUF)	Number (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price HUF	Number (in thousands)	Weighted average exercise price HUF
933 – 950	1,929	1.5	944	1,929	944

Mid-Term Incentive Plan (MTIP) / Long-Term Incentive Plan (LTIP)

Deutsche Telekom AG

Mid-Term Incentive Plan 2004/2005

        In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management, senior executives of the Deutsche Telekom Group, and other beneficiaries, mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders.

        The MTIP 2004 came into effect in 2004; the MTIP 2005 came into effect in 2005. The plans each have a term of three years. The intention is to launch the plan annually on a revolving basis for 5 years. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets. On account of its rolling issuance, implemented for the first time in 2005, the MTIP takes the form of a compensation component with long-term incentives. The plans have maximum budgets of EUR 80 million and EUR 83 million, respectively. The proportionate amount to be expensed and recognized as a provision at each balance sheet date is calculated based on a Monte Carlo simulation.

        The MTIP is a cash-based plan. A certain amount is earmarked as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries at the end of the plan, subject to the achievement of the two previously defined performance targets.

        MTIP 2004 and MTIP 2005 are pegged to two equally weighted, share-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out; if one performance target is achieved, 50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

        The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom's share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last 20 trading days prior to the beginning and end of the plan. The starting price for the MTIP 2004 is EUR 14.08 per Deutsche Telekom share. Consequently, the performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined period prior to the end of the plan. For MTIP 2005, the relevant starting price is EUR 16.43, and the absolute performance target EUR 21.36.

        The relative performance target is achieved if the total return of the Deutsche Telekom share has outperformed the Dow Jones Euro STOXX Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones Euro STOXX Total Return Index during the last 20 trading days prior to the beginning and end of the plan. The starting value of the index for the MTIP 2004 is 317.95 points; for the MTIP 2005 358.99 points. The starting value of the total return of Deutsche Telekom shares corresponds to the share price prior to the beginning of the plan (EUR 14.08 for the MTIP 2004, and EUR 16.43 for the MTIP 2005).

        The ambitiousness and strategic relevance of the performance targets are reviewed and adjusted if necessary prior to each new rolling issue of the MTIP. The nature or thresholds of the performance targets cannot be changed once the plan has begun.

        At the end of the term of the individual plans, the General Committee of Deutsche Telekom AG's Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on the findings of the Supervisory Board General Committee, the Board of Management will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payment will be made to the beneficiaries.

T-Mobile USA

Mid-Term Incentive Plan 2004/2005

        T-Mobile USA's MTIP is based on the same terms and conditions as Deutsche Telekom AG's MTIP.

Long-Term Incentive Plan 2004/2005

        In addition to the aforementioned terms and conditions of Deutsche Telekom AG's MTIP, T-Mobile USA has issued a performance cash plan as a Long-Term Incentive Plan (LTIP) that is aimed at the top management, from the vice presidents upwards. Additional customer growth and profit targets have been agreed for this group of persons on the basis of the company's 2003 figures. The achievement of the performance targets is evaluated at the end of every year, starting from 2004; payments have been made from 2004.

T-Mobile UK

Mid-Term Incentive Plan 2004/2005

        T-Mobile UK's MTIP is also based on the same terms and conditions as Deutsche Telekom AG's MTIP. In addition to the two performance targets in that plan, however, T-Mobile UK has introduced a third target for a defined group of participants which is based on the cash contribution (EBITDA before investments in intangible assets and property, plant and equipment). The third performance target can generally only be achieved after the two other performance targets have been achieved.

T-Online International AG

Mid-Term Incentive Plan 2004/2005

        T-Online's MTIP is also based on the same conditions as Deutsche Telekom AG's MTIP, with the exception that performance is measured in terms of the development of T-Online's shares and the TecDAX share index.

Magyar Telekom (MATÁV)

Mid-Term Incentive Plan 2004/2005

        Magyar Telekom's MTIP is also based on the same terms and conditions as Deutsche Telekom AG's MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom's shares and the Euro STOXX Total Return Index.

        The following table provides an overview of the effects on the balance sheet in the 2005 and 2004 financial years:

	2005	2004
	(millions of €)	(millions of €)
Provisions (at end of period)	39	18
Personnel costs	30	24

(42) Risk management and financial derivatives

Principles of risk management

        Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group's cash flows. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes, although not all have been accounted for as hedges. To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty's rating.

        The fundamentals of Deutsche Telekom's financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the extent and the amount of the current risk exposure.

        Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

Currency risks

        Deutsche Telekom is exposed to currency risks, for example from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group's cash flows. Foreign currency risks that do not influence the Group's cash flows (i.e., the risks resulting from the translation of assets and liabilities of foreign operations into the Group's reporting currency) are generally not hedged, however, Deutsche Telekom may nevertheless also hedge this foreign currency risk under certain circumstances.

        Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged. At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

        Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency. Treasury hedges these risks as far as possible. Cross-currency swaps and currency derivatives are used to convert financial obligations denominated in foreign currencies into the Group entities' functional currencies (euro, U.S. dollar and British pound sterling).

        At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japanese yen, sterling, and Polish zlotys. Intragroup loans in foreign currencies are principally hedged by way of forward transactions. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

        The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom's exchange-rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the provision of subscriber lines for the international calls of Deutsche Telekom's customers in Germany, for the procurement of handsets, and for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks from its operating activities at the reporting date.

        For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. In addition to currency risks, Deutsche Telekom is exposed to interest rate risks and price risks in its investments. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

        Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; translation-related risks are not taken into consideration. Relevant risk variables are generally non-functional currencies in which Deutsche Telekom has financial instruments.

        The currency sensitivity analysis is based on the following assumptions:

        Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, liabilities arising from ABS transactions, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange-rate fluctuations therefore have no effects on profit or loss, or shareholders' equity.

        Non-interest-bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined by IFRS 7.

        Interest income and interest expense from financial instruments are also either recorded directly in the functional currency or transferred to the functional currency by using derivatives. For this reason, there can be no effects on the variables considered in this connection.

        In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders' equity either.

        Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments also do not have any currency effects.

        Deutsche Telekom is therefore only exposed to currency risks from specific currency derivatives. Some of these are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Hypothetical exchange-rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders' equity and the fair value of these hedging instruments. Others are currency derivatives that are neither designated as an effective hedge as defined in IAS 39 nor part of a natural hedge. These derivatives are used to mitigate the risks arising from certain planned transactions. Exchange-rate fluctuations of the currencies, on which such financial instruments are based, affect other financial income or expense (net gain/loss from remeasurement of financial assets to fair value).

        If the euro had been 10 percent stronger (weaker) against the U.S. dollar at December 31, 2005, the hedging reserve in shareholders' equity and in the fair value of the hedging transactions would have been EUR 68 million higher (lower).

        If the euro had been 10 percent stronger (weaker) against all currencies at December 31, 2005, other financial income and the fair value of the hedging transactions would have been EUR 3 million lower (higher). The hypothetical effect on profit or loss of EUR -3 million results from the currency sensitivities EUR/USD: EUR +6 million; EUR/CZK: EUR -2 million; EUR/SKK: EUR -3 million; EUR/GBP: EUR -4 million.

Interest rate risks

        Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone, in the United Kingdom, and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net debt denominated in euros, U.S. dollars and sterling separately. Once a year, the Board of Management stipulates the desired mix of fixed-and variable-interest net financial liabilities for a future period of three years. Taking account of the Group's existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

        Due to the derivative hedges, an average of 67 percent (2004: 76 percent) of the net financial liabilities in 2005 denominated in euros, 80 percent (2004: 84 percent) of those denominated in sterling, and 85 percent (2004: 86 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

        Interest rate risks are presented by way of sensitivity analyses in accordance with IFRS 7. These show the effects of changes in market interest rates on interest payments, interest income and expense, other income components and, if appropriate, shareholders' equity. The interest rate sensitivity analyses are based on the following assumptions:

        Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are recognized at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to interest rate risk as defined in IFRS 7.

        In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are also not exposed to interest rate risk.

        Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserve in shareholders' equity and are therefore taken into consideration in the equity-related sensitivity calculations.

        Changes in market interest rates affect the interest income or expense of non-derivative variable-interest financial instruments, the interest payments of which are not designated as hedged items of cash flow hedges against interest rate risks. As a consequence, they are included in the calculation of income-related sensitivities.

        Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect other financial income or expense (net gain/loss from remeasurement of the financial assets to fair value) and are therefore taken into consideration in the income-related sensitivity calculations.

        Currency derivatives are not exposed to interest rate risks and therefore do not affect the interest rate sensitivities.

        If the market interest rates had been 100 basis points higher (lower) at December 31, 2005, profit or loss would have been EUR 158 million lower (higher). The hypothetical effect of EUR -158 million on income results from the potential effects of EUR -132 million from interest rate derivatives and EUR -26 million from non-derivative, variable-interest financial liabilities.

Other price risks

        As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

        As of December 31, 2005, Deutsche Telekom did not hold any material investments to be classified as available for sale.

Credit risks:

        Deutsche Telekom is exposed to a credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least an investment-grade credit rating, in connection with an operational credit management system. At the level of operations, the outstanding debts are continuously monitored in each area, i.e., locally. Credit risks must be taken into account through allowances.

        In the course of ABS transactions, receivables from the bulk business are managed separately. A security margin is provided as a cash reserve for the credit risk. The percentage of the provision for the credit risk has been statistically proven to be stable. A statement of the actual loan losses is prepared periodically and any excess payments to the cash reserve are refunded.

        The solvency of the business with key accounts, especially international carriers, is monitored separately. In terms of the overall risk exposure from the credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

        The maximum exposure to credit risk is represented by the going concern values of the originated loans and receivables that are carried in the balance sheet, including derivatives with positive market values.

        At the reporting date there were no significant global offsetting agreements that reduce this risk, nor were there any significant financial guarantees for third-party obligations that increase this risk.

Hedge accounting:

Fair value hedges

        To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2005 and 2004 financial years. Fixed-income bonds denominated in EUR, GBP, and USD were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

        The effectiveness of the hedging relationship is prospectively tested using the critical terms match method set out in IAS 39.AG 108. An effectiveness test is carried out retrospectively at each reporting date using the dollar-offset method. This method compares past changes in the fair value of the hedged item expressed in currency units with past changes in the fair values of the interest rate swaps expressed in currency units. The changes in the fair value of the two transactions are calculated on the basis of the outstanding cash flows at the beginning and end of the test period and are adjusted for accrued interest. All hedging relationships were effective within the range of the ratios of the two past changes in value (between 80 and 125 percent) as specified in IAS 39. When the effectiveness was being measured, the change in the credit spread was not taken into account for calculating the change in the fair value of the hedged item. For fair value hedges entered into from 2005, the effectiveness of the hedging relationship is tested by means of statistical methods using a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. A hedging relationship is classified as effective, when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between -0.85 and -1.17. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

        As the list of the fair values of derivatives in the following section shows, Deutsche Telekom had designated interest rate derivatives in a net amount of EUR 149 million (2004: EUR 91 million) as fair value hedges at December 31, 2005. The remeasurement of the hedged items results in gains of EUR 68 million being recorded in other financial income in the 2005 financial year; the changes in the fair values of the hedging transactions result in losses of EUR 67 million being recorded in other financial income.

Cash flow hedges—USD

        In 2005 and 2004, Deutsche Telekom designated some "forward purchase U.S. dollar/sell in EUR" currency derivatives as cash flow hedges to hedge the amount translated into EUR payable for contractually fixed payments denominated in U.S. dollars.

        These are hedges of unrecognized firm commitments against foreign currency risks arising from spot rate changes. The hedged items designated in 2005 and 2004 were highly probable U.S. dollar payments for software licenses.

        The following table shows the contractual maturities of the payments, i.e., when the hedged item will affect profit or loss:

Nominal amount millions of USD	Maturity
10	Jan. 15, 2006
8	Feb. 1, 2006
10	Jan. 15, 2007
8	Feb. 1, 2007
10	Jan. 15, 2008
8	Feb. 1, 2008
54

        Additionally, the Company in 2005 entered into hedges of future interest payments denominated in U.S. dollar resulting from recognized liabilities against foreign currency risks arising from spot rate changes. The hedged items designated were interest payments from bonds denominated in U.S. dollars.

        The following table shows the contractual maturities of the payments, i.e., when the hedged item will affect profit or loss:

Nominal amount millions of USD	Maturity
165	Jun. 15, 2006
159	Dec. 15, 2006
19	Jun. 15, 2007
411	Dec. 17, 2007
754

        The objective of this hedging is to eliminate the risk from payment fluctuations as a result of exchange rate movements.

        The effectiveness of the hedging relationship is calculated prospectively using the critical terms match method set out in IAS 39.AG 108. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedged item and the hedging instrument attributable to spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 percent, the hedge is effective.

        In the 2005 financial year, gains totaling EUR 106 million (2004: losses of EUR 8 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 29 million and losses amounting to EUR 1 million recognized in shareholders' equity in 2004 were transferred to other financial income/expense in the 2005 financial year. Deutsche Telekom expects that, within the next 12 months, gains recognized in equity in the amount of EUR 28 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

        As the list of the fair values of derivatives in the following section shows, Deutsche Telekom had designated currency forwards with a negative fair value of EUR 32 million (2004: EUR 17 million) as cash flow hedges at December 31, 2005.

Cash flow hedges—GBP

        To hedge future interest payments from syndicated loans of a notional GBP 500 million, Deutsche Telekom also designated some "pay-fixed, receive-variable GBP interest rate swaps" as cash flow hedges in 2005 and 2004. These are hedges of variable-interest payments from recognized liabilities against interest rate risks. The hedged items designated were variable interest payments (reference interest rate: GBP6MLibor) from the syndicated loans. The aim of the hedge accounting is to transform the variable-interest borrowing into fixed-interest borrowing; credit risks do not form part of the hedge.

        In the 2005 financial year, gains of EUR 2 million (2004: EUR 0.6 million) resulting from the change in the fair values of interest rate derivatives were recognized in shareholders' equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Losses of EUR 10 million recognized in shareholders' equity were transferred to the income statement in the 2004 financial year. In 2005, the cash flow hedge was discontinued and losses amounting to EUR 3 million were transferred from equity to other financial income or expense since the hedged item had ceased to exist. There was no ineffectiveness of this hedge recorded at the balance sheet date.

        As the list of the fair values of derivatives in the following section shows, Deutsche Telekom had designated interest rate swaps with a negative fair value of EUR 5 million as cash flow hedges at December 31, 2004.

Net investment hedge

        Deutsche Telekom hedged repayable preferred stock of T-Mobile USA amounting to USD 5,000 million against foreign currency risks in 2005 and 2004 using fixed-income USD bonds and currency derivatives. The interests in T-Mobile USA (hedged item) constitute a net investment in a foreign operation. The aim of the hedging is to eliminate the risk from a potential repayment of the interests resulting from exchange rate fluctuations.

        The effectiveness of the hedging relationship is tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the USD bonds since the inception of the hedge resulting from spot rate changes are compared with the proportionate changes in the value of the interests due to changes in the spot rate. The prospective effectiveness test is performed using the critical terms match method set out in IAS 39.AG 108. As both the nominal volumes and the currencies of the hedged item and the hedging transaction are identical, a highly effective hedging relationship is expected.

        In 2005 losses from spot rate changes of the USD bonds of EUR 584 million (2004: gains of EUR 302 million) were taken directly to equity (hedging reserve). The USD bonds designated as hedging instruments for net investment hedges had a market value of EUR 4,945 million at the reporting date (2004: EUR 4,227 million).

        Furthermore, loans amounting to a nominal volume of USD 4,030 million were designated as hedging instruments in the 2005 financial year as part of the hedging of the net investment in T-Mobile USA. The prospective and retrospective effectiveness was determined in line with the method described above. Losses of EUR 59 million (hedging reserve) were charged to equity in connection with this hedge; this amount will be transferred to other financial income or expense upon discontinuation of the hedged item. This hedge was de-designated as of April 30, 2005.

Derivatives

        The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of a hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge, net investment hedge) or not. Other derivatives can also be embedded (i.e., a component of a composite instrument that contains a non-derivative host contract).

	Net carrying amounts Dec. 31, 2005	Net carrying amounts Dec. 31, 2004	Net carrying amounts Dec. 31, 2003
	(millions of €)	(millions of €)	(millions of €)
Assets
Interest rate swaps
- held for trading	205	275	212
- in connection with fair value hedges	151	92	194
- in connection with cash flow hedges			20
Currency forwards/currency swaps
- held for trading	18	12	27
- in connection with net investment hedges		1	3
Cross- currency swaps held for trading	53	14	18
Embedded derivatives	18	2	1
Liabilities and shareholders' equity
Interest rate swaps
- held for trading	311	396	478
- in connection with fair value hedges	2	1	3
- in connection with cash flow hedges		5	15
Currency forwards/currency swaps
- held for trading	14	175	111
- in connection with cash flow hedges	32	17
Cross- currency swaps held for trading	308	564	727
Other derivatives
- embedded	11
- held for trading		1

(43) Related party disclosures

        The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW) and holds 37.49 percent of the share capital of Deutsche Telekom AG. As the Federal Republic represents a solid majority at the shareholders' meeting despite its minority shareholding due to the average attendance of the shareholders' meeting, Deutsche Telekom is a dependent company of the Federal Republic. Therefore, the Federal Republic and the companies controlled by the Federal Republic are classified as related parties of Deutsche Telekom.

Federal Republic of Germany

        The Federal Posts and Telecommunications Agency has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency also carries on the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost—VAP), and the welfare service

(Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2005 financial year, Deutsche Telekom made payments in the amount of EUR 49 million (2004: EUR 55 million; 2003: EUR 63 million).

        The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom's commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom's net revenues.

        The Company's Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out two loans for GBP 150 million each with KfW. The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG's current rating. The loans have remaining lives of two and four years, respectively.

Deutsche Post World Net

        In the 2005 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.7 billion (2004: EUR 0.7 billion; 2003: EUR 0.7 billion) from Deutsche Post World Net. These mainly relate to postage charges for letters and packages. In the same period, the Deutsche Post World Net group of companies purchased goods and services totaling EUR 0.4 billion (2004: EUR 0.4 billion; 2003: EUR 0.5 billion) from Deutsche Telekom. This amount primarily comprises IT products and services.

        In addition, Deutsche Telekom AG and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 0.6 billion. This line of credit was not utilized at the end of the year.

        Furthermore, Deutsche Telekom AG made cash investments with Deutsche Postbank in 2005 at normal market rates of interests and maturities. On December 31, 2005, the cash investments totaled EUR 0.3 billion.

Joint ventures and associates

        Deutsche Telekom has business relationships with numerous associates and joint ventures.

        In 2005, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.2 billion (2004: EUR 0.2 billion; 2003: EUR 0.1 billion).

        At December 31, 2005, the total amount of trade receivables from related companies was EUR 0.2 billion (2004: EUR 0.3 billion; 2003: EUR 0.4 billion). At the same date, trade payables due to related companies amounted to EUR 0.1 billion (2004: EUR 0.1 billion; 2003: EUR 0.3 billion).

Related individuals

        No major transactions took place between Deutsche Telekom and persons in key management positions, including close members of their families.

(44) Compensation of the Board of Management and the Supervisory Board

        Under the terms of their service contracts, the members of the Board of Management are entitled to fixed and annual variable remuneration, as well as long-term variable remuneration components (Mid-Term Incentive Plan). Total remuneration is generally 2/3 variable and 1/3 fixed. The annual variable remuneration is calculated based on the level of achievement of the targets assigned to each member of the Board of Management by the General Committee of the Supervisory Board before the beginning of the financial year.

        In observance of the requirements of German commercial and accounting legislation, a total of EUR 11,747,163.15 is reported as remuneration for the members of the Board of Management for the past financial year. This amount includes the fixed annual salary, the variable remuneration, the expenditure for the Mid-Term Incentive Plan, and non-cash compensation amounting to EUR 302,636.41 which is treated as non-cash benefits.

        The members of the Board of Management have taken part in Deutsche Telekom AG's Mid-Term Incentive Plan (MTIP) as part of their total compensation since the 2004 financial year. The MTIP is a Group-wide long-term compensation instrument for senior executives. The plan has a term of three years and will be issued annually on a rolling basis. It consists of two stock-based, additive and equally weighted success parameters. As in the 2004 financial year, one absolute and one relative plan target were again set as the success parameters in 2005: The absolute plan target is for the value of the Deutsche Telekom share to increase by at least 30 percent by the end of the plan (for the 2005 tranche at December 31, 2007). The relative plan target requires the total return of the Deutsche Telekom share to outperform the Dow Jones Euro STOXX Total Return index. Each tranche allows each member of the Board of Management to reach an incentive volume of 15 percent (if one plan target is met) or 30 percent (if both plan targets are met) of their own contractually agreed target salary (basic compensation plus variable compensation in the case of 100-percent target achievement). If no plan targets are met, no incentive is paid. For further details, please refer to the disclosures on the 2004 and 2005 MTIP under Note (41) "Stock-based compensation plans."

        Subject to the condition that the financial statements of Deutsche Telekom AG are approved in their current form, the members of the Board of Management shall receive the following total compensation for the 2005 financial year (fixed annual salary, variable compensation, and fair value of the 2004 and 2005 MTIPs).

        The compensation of the individual members of the Management Board for 2005 is as follows:

Member of the Management Board	Fixed annual salary in 2005	Variable remuneration for 2005	Total cash compensation in 2005	Total amount accrued for the 2004 and 2005 MTIP (fair value expenditure for the 2005 financial year)
	€	€	€	€
Kai-Uwe Ricke	1,250,000.00	1,343,750.00	2,593,750.00	302,779.75
Dr. Karl-Gerhard Eick	937,500.00	1,007,812.50	1,945,312.50	227,084.82
Dr. Heinz Klinkhammer	750,000.00	781,500.00	1,531,500.00	181,667.85
René Obermann	750,000.00	750,000.00	1,500,000.00	181,667.85
Walter Raizner	937,500.00	937,500.00	1,875,000.00	180,158.53
Konrad F. Reiss (deceased, April 6, 2005)	250,000.00	209,589.04	459,589.04	65,026.74
Lothar Pauly (from October 1, 2005)	187,500.00	199,218.75	386,718.75	14,270.91

Total	5,062,500.00	5,229,370.29	10,291,870.29	1,152,656.45

        The Company's 2001 Stock Option Plan was terminated pursuant to a resolution by the shareholders' meeting of May 18, 2004. No stock options were issued for the members of the Group Board of Management as of the 2002 financial year. The stock options granted to the Group Board of Management for the first and last time for the 2001 financial year remain exercisable, provided the performance targets and the relevant requirements are met. The stock options granted for the 2000 financial year from the previous 2000 Stock Option Plan were forfeited as of July 20, 2005 without compensation due to expiry.

        Compensation for former members of the Board of Management and their surviving dependents and accruals recognized for this purpose totaled EUR 3,456,527.80.

        The provisions recognized for ongoing pensions and pension entitlements for former members of the Board of Management and their surviving dependents amounted to EUR 72,241,234.00—DBO/PBO in accordance with IAS 19/FAS 87—depending on the respective accounting principles to be used.

        Indirect pension obligations for former members of the Board of Management resulting from pensions for civil servants via the Deutsche Telekom special pension fund in accordance with § 15 (1) PostPersRG amounted to EUR 4,540,790.00—DBO/PBO in accordance with IAS 19/FAS 87. No accruals were recognized for these obligations (see § 285 No. 9b HGB).

        Deutsche Telekom has not granted any loans to current or former members of the Board of Management.

        The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation as approved in its current version by the 2004 shareholders' meeting. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000. Depending on the development of net income per share, the members of the Supervisory Board may receive variable, performance-related remuneration with short-term and long-term components.

        The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net income per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

        The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0 percent by which the net income per no par value share in the second financial year following the financial year in question (reference year) exceeds the net income per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, insofar as the net revenue in the reference year does not exceed the net revenue in the financial year preceding the financial year in question.

        The short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

        The Chairperson of the Supervisory Board receives double, and the Deputy Chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, the remuneration increases by half for each membership in a Supervisory Board committee (with the exception of the Mediation Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

        Members of the Supervisory Board receive an attendance fee amounting to EUR 200 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

        The total remuneration of the members of the Supervisory Board in 2005 amounted to EUR 1,983,115.33. Of this amount, EUR 1,365,533.33 will be paid out after the 2006 shareholders' meeting. The remaining amount of EUR 617,582.00 will be retained as an accrual for the long-term variable remuneration for the 2005 financial year; it will be paid out after the 2008 shareholders' meeting subject to achievement of the relevant performance targets.

        The compensation of the individual members of the Supervisory Board for 2005 is as follows:

Member of the Supervisory Board	Fixed remuneration plus attendance fee	Short-term variable	Total (net)	Imputed long-term remuneration entitlement(1)
	€	€	€	€
Brandl, Monika	21,000.00	20,000.00	41,000.00	18,600.00
Falbisoner, Josef	21,000.00	20,000.00	41,000.00	18,600.00
Dr. von Grünberg, Hubertus	22,000.00	20,800.00	42,800.00	19,344.00
Halsch, Volker	54,400.00	50,000.00	104,400.00	46,500.00
Holzwarth, Lothar	21,000.00	20,000.00	41,000.00	18,600.00
Dr. Hundt, Dieter	31,400.00	30,000.00	61,400.00	27,900.00
Litzenberger, Waltraud	21,000.00	20,000.00	41,000.00	18,600.00
Löffler. Michael	21,000.00	20,000.00	41,000.00	18,600.00
Reich, Hans W.	20,800.00	20,000.00	40,800.00	18,600.00
Prof. Dr. Reitzle, Wolfgang(2)	19,333.33	18,333.33	37,666.67	17,050.00
Dr. Schinzler, Hans-Jürgen	21,000.00	20,000.00	41,000.00	18,600.00
Dr. Schlede, Klaus G.	62,600.00	60,000.00	122,600.00	55,800.00
Schmitt, Wolfgang	43,000.00	40,800.00	83,800.00	37,944.00
Sommer, Michael	20,800.00	20,000.00	40,800.00	18,600.00
Steinke, Ursula	21,000.00	20,000.00	41,000.00	18,600.00
Prof. Dr. Stolte, Dieter	21,000.00	20,000.00	41,000.00	18,600.00
Treml, Franz(3)	74,400.00	70,000.00	144,400.00	65,100.00
Walter, Bernhard	42,400.00	40,000.00	82,400.00	37,200.00
Wegner, Wilhelm	64,600.00	60,000.00	124,600.00	55,800.00
Dr. Wiedeking, Wendelin(4)	3,333.33	3,333.33	6,666.67	3,100.00
Dr. Zumwinkel, Klaus	74,400.00	70,800.00	145,200.00	65,844.00
Total	701,466.67	664,066.67	1,365,533.33	617,582.00

(1)
Represents the accrual recognized. The long-term variable remuneration will be paid out for the first time after the 2008 shareholders' meeting for the period 2004 to 2007 provided the relevant performance targets have been achieved.
(2)
Member since February 10, 2005.
(3)
Mr. Treml received Supervisory Board compensation of EUR 12,271.00 from DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2005 financial year for a mandate as a member of the Supervisory Board of this company.
(4)
Member until February 9, 2005.

(45) Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG

        In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG's website.

        In accordance with § 161 AktG, the Board of Management and the Supervisory Board of T-Online International AG, a listed company included in the consolidated financial statements of Deutsche

Telekom AG, have submitted the mandatory declaration of conformity and made it available to shareholders on T-Online International AG's website.

(46) Events after the balance sheet date

        Judicial release proceedings for planned merger of T-Online into Deutsche Telekom not yet finalized and legally binding.

        The judicial release proceedings for the planned merger have not yet been closed. The Court of Appeals in Frankfurt am Main, as the court of second instance, decided in February 2006 on the motion filed by T-Online for release of the entry of the merger in the commercial registers—despite pending lawsuits filed by some T-Online shareholders challenging the validity of the respective resolution passed by last year's shareholders' meeting of T-Online—and granted the release for entry of the merger in the commercial registers. This decision, however, is not yet final and conclusive. Appeals have been filed by some of the opposing parties in the release proceedings, being shareholders challenging the validity of the resolution approving the merger agreement. The merger may only after a final and conclusive release ruling and, according to the provisions in the merger agreement, after this year's shareholders' meetings of T-Online and Deutsche Telekom be entered into the commercial registers and thus become effective.

Medium-term notes issued by Deutsche Telekom International Finance B.V.

        Deutsche Telekom issued two medium-term notes (MTN) of EUR 500 million each through its Dutch financing subsidiary Deutsche Telekom International Finance B.V. An MTN that will mature in three years was issued on January 25, 2006 with a fixed coupon of 3 percent. A variable-interest MTN that will mature in 3.5 years was issued on February 9, 2006; its coupon will be calculated each quarter based on the three-month Euribor rate. The proceeds of the two medium-term notes will help to maintain general liquidity.

Settlement with Celcom (Malaysia) Berhad ("Celcom")

        In March 2003, DeTeAsia Holding GmbH ("DeTeAsia"), a fully-owned subsidiary of Deutsche Telekom AG, had initiated arbitration proceedings under the rules of the International Chamber of Commerce (ICC) in response to Celcom's refusal to recognize certain contractually agreed upon rights of DeTeAsia. After Telekom Malaysia's mandatory general offer to the shareholders of Celcom in 2002, DeTeAsia sold its stake in Celcom to Telekom Malaysia.With respect to the arbitration proceedings, the arbitral tribunal held Celcom liable for breach of contract and rendered an award in favor of DeTeAsia on August 2, 2005. Accordingly, Celcom was ordered to pay the sum of USD 177.2 million plus interest and costs to DeTeAsia. After Celcom's initial refusal to honor the award, DeTeAsia took additional steps to enforce the award against Celcom and, in January 2006, obtained, inter alia, an order from the High Court of Justice of England & Wales to freeze Celcom's assets in the United Kingdom. Following DeTeAsia's steps to enforce the award and further negotiations between the parties in February 2006, Celcom paid DeTeAsia the amount of USD 233 million. The receipt of such sum by DeTeAsia constitutes full payment of the arbitral award.

(47) Auditors' fees and services

        The following table provides a breakdown of auditing fees recognized as expenses in the 2005 financial year:

PricewaterhouseCoopers AG:

2005
(millions of €)
Professional fees for audits	5.1
Professional fees for other accounting services	19.7
Tax consulting fees	0.5
Other professional fees	4.5

Ernst & Young AG:

2005
(millions of €)
Professional fees for audits	6.1
Professional fees for other accounting services	17.8
Tax consulting fees	0.2
Other professional fees	0.1

        Professional fees for audits include in particular fees for the statutory auditing of annual financial statements as well as fees for other auditing services provided in connection with the audit of the annual financial statements.

        Professional fees for other accounting services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of the internal control system in accordance with the Sarbanes-Oxley Act.

        Tax consulting fees primarily include professional fees for tax consulting services performed as part of current or planned transactions.

        Other professional fees mainly relate to consulting fees for specific projects.

(48) Reconciliation of IFRS to U.S. GAAP

        The consolidated financial statements of Deutsche Telekom have been prepared in accordance with IFRS, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

        Application of U.S. GAAP would have affected net profit for each of the years ended December 31, 2005, 2004 and 2003 and the shareholders' equity as of December 31, 2005, 2004 and 2003 to the extent described below.

        Reconciliation of net profit from IFRS to U.S. GAAP:

		For the years ended December 31,
		2005	2004	2003
		(millions of €)
Net profit as reported in the consolidated financial statements under IFRS		5,584	1,593	2,063
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	(303)	907	67
Mobile communication licenses	(b)	(237)	1,507	1,081
Fixed assets	(c)	(279)	(420)	(386)
Pensions	(d)	(26)	(127)	(11)
Financial instruments	(e)	(507)	(191)	(63)
Equity investments	(f)	(63)	(207)	56
Accruals and other differences	(g)	1,057	(355)	170
Income taxes	(h)	108	(472)	(86)
Minority interest	(i)	(9)	79	20

Net profit in accordance with U.S. GAAP		5,325	2,314	2,911

Net profit before cumulative effect of changes in accounting principle		5,325	2,314	2,827
Cumulative effect of change in accounting principle—implementation of SFAS No. 143, net of tax of EUR 59 million		—	—	84

Net profit in accordance with U.S. GAAP		5,325	2,314	2,911

        Earnings per share in accordance with U.S. GAAP:

	For the years ended December 31,
	2005	2004	2003
	(millions of €)
Net profit (millions of €)
Net profit—basic	5,325	2,314	2,911
Net profit—diluted	5,469	2,314	2,911
Weighted average shares outstanding (in millions)
Weighted average shares outstanding IFRS—basic	4,335	4,323	4,302
Adjustment(1),(2)	(163)	(156)	(138)

Weighted average shares outstanding U.S. GAAP—basic	4,172	4,167	4,164
Dilutive effect of options	3	5	5
Dilutive effect of bonds	163	—	—

Weighted average shares outstanding U.S. GAAP—diluted	4,338	4,172	4,169

Earnings per share (in €)
Basic earnings per share/ADS under U.S. GAAP	1.28	0.56	0.70

Basic earnings per share/ADS before implementation of SFAS No. 143	1.28	0.56	0.68
Cumulative effect from implementation of SFAS No. 143	—	—	0.02

Total basic earnings per share/ADS in accordance with U.S. GAAP	1.28	0.56	0.70

Diluted earnings per share/ADS under U.S. GAAP	1.26	0.55	0.70

Diluted earnings per share/ADS before implementation of SFAS No. 143	1.26	0.55	0.68
Cumulative effect from implementation of SFAS No. 143	—	—	0.02

Total diluted earnings per share/ADS in accordance with U.S. GAAP	1.26	0.55	0.70

(1)
Under IFRS the shares to be issued in connection with the mandatory convertible bond are required to be considered in the weighted average shares outstanding calculation for basic earnings per share. Under U.S. GAAP the shares are not considered in the weighted average shares outstanding calculation for basic earnings per share.
(2)
For the year ended December 31, 2004 and 2003, the shares issued upon conversion of the outstanding mandatory convertible bonds are excluded from the computation of diluted earnings per share because they are antidilutive.

        On April 26, 2005, the shareholders' meeting resolved to pay a dividend of EUR 0.62 per no par value share carrying dividend rights. This corresponds to a total dividend payment of EUR 2,586 million.

        Reconciliation of shareholders' equity from IFRS to U.S. GAAP:

		As of December 31,
		2005	2004	2003
		(millions of €)
Shareholders' equity as reported in the consolidated financial statements under IFRS		49,582	45,803	43,738

U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	6,335	5,915	5,424
Mobile communication licenses	(b)	(3,165)	(1,954)	(3,929)
Fixed assets	(c)	3,039	3,289	3,706
Pensions	(d)	(1,375)	(342)	(242)
Financial instruments	(e)	25	472	656
Equity investments	(f)	(53)	7	191
Accruals and other differences	(g)	316	(702)	(365)
Income taxes	(h)	471	(368)	359
Minority interest	(i)	(3,673)	(4,590)	(4,559)

Shareholders' equity in accordance with U.S. GAAP		51,502	47,530	44,979

  (a) Goodwill and Other Purchase Price Allocation Differences

        The principle differences arising from business combinations are summarized in the following table.

	Differences in net profit			Differences in shareholders' equity
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004	2003
	(millions of €)
Purchase business combinations	(358)	(404)	(905)	2,174	2,261	2,774
Goodwill impairments	55	1,311	972	3,076	2,569	1,565
Dilution gains	—	—	—	1,085	1,085	1,085

	(303)	907	67	6,335	5,915	5,424

        Total goodwill in accordance with U.S. GAAP was EUR 23,384 million, EUR 23,288 million and EUR 24,495 million, as of December 31, 2005, 2004 and 2003, respectively.

Purchase Business Combinations

        As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company has elected not to apply IFRS 3, Business Combinations to business combinations that occurred prior to the date of its transition to IFRS (January 1, 2003). As a result, the opening consolidated balance sheet under IFRS generally reflects the assets and liabilities acquired from prior business combinations as they were recognized under German GAAP. Purchase price differences between IFRS and U.S. GAAP have been generated from business combinations consummated prior to January 1, 2003 due to differences in the valuation of shares and stock options issued (including subsidiary shares issued in a business combination), treatment of transaction costs as part of the purchase consideration, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated.

        The Company also capitalized certain intangible assets under U.S. GAAP in business combinations from periods prior to January 1, 2003 that were not separately accounted for under German GAAP and accordingly not in the IFRS opening balance sheet. Those intangible assets are amortized over their expected useful lives under U.S. GAAP.

        For minority interests acquired in non-wholly-owned subsidiaries, the purchase price consideration in excess of the carrying amount of the minority interest acquired is recorded as goodwill under IFRS for transactions consummated after January 1, 2003. Under U.S. GAAP, the share in net assets constituting the minority interests acquired are recorded at fair value, with the purchase price amounts in excess of net assets at fair value recorded as goodwill.

        In February 2005, the Company acquired an additional 16.2% of T-Online International AG ("T-Online"), a consolidated subsidiary, for EUR 1,795 million, resulting in goodwill in the amount of EUR 796 million under IFRS. For U.S. GAAP purposes the purchase price allocation resulted in the recognition of goodwill of EUR 558 million, customer base of EUR 276 million, trade name of EUR 15 million, software of EUR 3 million and a deferred tax liability of EUR 114 million. The customer base and trade name will be amortized over 7 years and software over 3 years.

Goodwill Impairments

        Under both IFRS and U.S. GAAP goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. Because differences exist in the carrying amounts of cash generating units (IFRS) and reporting units (U.S. GAAP) and in the impairment test models, differences arise both in the carrying values of the units and in the carrying value of goodwill, resulting in differences in recognition and amount of impairment charges. In general, goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of German GAAP. Goodwill recorded under IFRS was subject to an impairment test at January 1, 2003, resulting in the recognition of impairment charges in the amount of EUR 5,953 million.

        For the years 2005, 2004, and 2003 significant impairments and the resulting differences are summarized in the following table:

	IFRS	U.S. GAAP	Difference
	(millions of €)
For the year ended December 31, 2005
T-Mobile UK	1,917	1,858	59
For the year ended December 31, 2004
T-Mobile UK	2,225	941	1,284
Slovak Telekom	203	177	26
For the year ended December 31, 2003
T-Mobile USA	789	—	789
Magyar Telekom	185	—	185

        In the 2005 T-Mobile UK impairment test the fair value of the reporting unit was estimated considering, among other sources of information, valuation methodologies utilizing multiples and the price the Telefonica S.A. offer dated October 31, 2005, to acquire O2 plc.

        In 2004, the Company reassessed the medium and long term profitability expectations of its T-Mobile UK operations considering the ongoing strong competitiveness of the UK mobile market, the market position of T-Mobile UK and the effects of regulatory changes on call termination revenues. Accordingly, the Company reduced its customer base forecasts, and forecasts of revenue and earnings. For the Slovak Telekom reporting unit competitive pressure had lead to a continuing decrease in revenue, number of access channels, and market share in the traditional fixed-line market segment. Sales and earnings forecast were adjusted to reflect that trend in future years. The fair value of the reporting unit was estimated using the expected discounted cash flows and actual purchase price of the remaining shares of Eurotel. The impairments recognized in 2004 relating to the Slovak Telekom and 2003 relating to the Magyar Telekom were conducted using the reporting unit structure in effect at that time. In connection with the changes in its segment and reporting unit structure, effective January 1, 2005, Deutsche Telekom reassigned goodwill to the new reporting units using a relative fair value approach.

Dilution Gains

        In 2000, T-Online issued shares in business combinations. As a result of the transactions, the Company's ownership interest in T-Online was reduced, resulting in a "dilution gain" under U.S. GAAP. Under German GAAP the Company did not recognize the dilution gains when cash proceeds were not received. As a result, goodwill under U.S. GAAP was EUR 1,085 million higher than the German GAAP goodwill recognized in the IFRS opening balance sheet.

  (b) Mobile Communication Licenses

        The Company recorded the historical cost of its mobile communication licenses in the opening balance sheet upon adoption of IFRS. The impairment of EUR 9,923 million recognized on the FCC licenses at T-Mobile USA in 2002 for U.S. GAAP purposes are not recorded in the opening balance under IFRS. All cash-generating units were tested for impairment as of January 1, 2003 under IFRS and the resulting impairment charge relating to T-Mobile USA was recorded entirely against goodwill. Under both IFRS and U.S. GAAP the FCC licenses in the USA are treated as indefinite-lived assets and are not amortized but are tested for impairment annually and when indicators of impairment exist.

        Under IFRS, the Company has elected to expense finance charges on debt related to construction period capital expenditures, including the costs to acquire mobile licenses. Under U.S. GAAP, finance charges on qualifying capital expenditures are capitalized during the period the mobile network is being constructed, and are subsequently amortized over the expected period of use. This difference has resulted in deferrals of interest expense and higher carrying bases for the mobile network fixed assets under U.S. GAAP. During 2003 and 2004, certain of the Company's mobile networks in different countries were placed in use, and amortization commenced for those previously capitalized costs. The Company capitalized finance charges relating to mobile communication licenses in the amount of EUR 3 million, EUR 410 million and EUR 1,064 million in 2005, 2004 and 2003, respectively. The Company recorded amortization of finance charges capitalized on mobile communication licenses amounting EUR 256 million and EUR 153 million in 2005 and 2004 respectively.

        In 2005 and 2004, the Company recorded impairment charges of EUR 19 million and EUR 1,250 million, respectively under IFRS for certain U.S. mobile communications licenses in connection with the dissolution of the investment in GSM Facilities, the joint venture with Cingular Wireless. Under U.S. GAAP, the Company recorded an accrual, included in "Accruals and Other Differences" for the expected losses resulting from the dissolution of the joint venture (see Note (48)(g)).

  (c) Fixed Assets

        The following table summarized the principle IFRS/U.S. GAAP differences in fixed assets.

	Differences in net profit			Differences in shareholders' equity
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004	2003
	(millions of €)
Use of deemed cost in the IFRS opening balance sheet	(252)	(238)	(418)	2,250	2,502	2,734
Construction period interest	(86)	(102)	(192)	539	611	715
Construction period rental costs	43	22	27	140	82	69
Leasing	(12)	(124)	54	57	69	193
Asset retirement obligations	43	22	147	49	6	(16)
Other	(15)	0	(4)	4	19	11

	(279)	(420)	(386)	3,039	3,289	3,706

        The Company has reflected certain fixed assets in its opening IFRS balance sheet using estimated fair values as deemed cost in accordance with IFRS 1. Because these amounts generally are lower than the depreciated historical cost used for U.S. GAAP, scheduled depreciation for U.S. GAAP is higher than the comparable depreciation recorded for IFRS. Upon disposal of those assets, losses are generally higher and gains generally lower under U.S. GAAP. In addition, where assets are held for disposal or are abandoned and subsequently tested for impairment, impairment losses are generally higher under U.S. GAAP than under IFRS.

        Under IFRS, the Company expenses construction period rental costs and has elected to expense finance charges on debt related to construction period capital expenditures, whereas under U.S. GAAP, rental costs and finance charges on qualifying capital expenditures during the construction period are capitalized, and subsequently depreciated or amortized over the useful life of the assets. This has resulted in deferrals of expense and higher carrying bases of fixed assets under U.S. GAAP.

        The Company has entered into a series of sale-and-leaseback transactions with respect to certain real estate holdings. These leasebacks either qualify as off-balance sheet operating leases or on-balance sheet finance leases under IFRS. However, certain of these transactions have been accounted for as financings under U.S. GAAP, due to continuing involvement in the property. This has resulted in interest expense and the continuation of depreciation expense under U.S. GAAP, and gains (losses) on sales of real estate and rent expense (for operating leases) or interest expense and amortization expense (for finance leases) under IFRS. In addition under IFRS, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. Under U.S. GAAP, if the fair value of the land is less than 25% of the total fair value of the leased property at the inception of the lease the land and the building are considered as a single unit for purposes of lease classification.

        The Company capitalizes asset retirement costs and records a liability for the present value of the obligation at the inception of the retirement obligation under both IFRS and U.S. GAAP. Under IFRS, adjustments are made to the asset retirement obligation and related cost amounts to reflect changes in discount rates. These adjustments result in differences in subsequent accretion expense of the retirement obligations and depreciation expense of the asset retirement costs between IFRS and U.S. GAAP. In 2003 the Company recorded a pre-tax gain of EUR 143 million upon the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations.

        Total fixed assets in accordance with U.S. GAAP were EUR 51,382 million, EUR 50,577 million and EUR 54,176 million, as of December 31, 2005, 2004 and 2003, respectively. The net profit and shareholders' equity differences in the table above exclude fixed assets differences arising from business combinations (included in Goodwill and Other Purchase Price Allocation Differences) and differences relating to assets where the Company is the lessor through leases embedded in service contracts (included in Accruals and Other Differences).

        The shareholders' equity differences in the table include differences in liabilities relating to leases and asset retirement obligations that are principally noncurrent. Leasing liabilities under U.S. GAAP, were higher than those for IFRS by EUR 716 million, EUR 936 million and EUR 1,026 million as of December 31, 2005, 2004 and 2003, respectively. Liabilities recorded for asset retirement obligations under U.S. GAAP were lower than those recorded for IFRS by EUR 109 million, EUR 65 million and EUR 17 million as of December 31, 2005, 2004 and 2003, respectively.

  (d) Pensions

        U.S. GAAP provides for delayed recognition in net periodic pension cost and in the related asset or liability (prepaid pension cost or accrued unfunded pension cost) of certain changes in the present value of the pension obligation and in the fair value of related plan assets. Those changes, which consist of unrealized actuarial gains and losses and the effects of plan amendments, are recognized in net periodic pension cost on a systematic basis over the future service period of active employees or remaining life expectancy of inactive employees. As of January 1, 2003, there was an unrealized net actuarial loss of approximately EUR 595 million. As allowed under IFRS 1, the Company recorded all unrecognized pension actuarial losses into the opening IFRS balance sheet as of January 1, 2003. Under U.S. GAAP the Company had recorded an additional minimum liability of EUR 1,879 million, EUR 869 million, EUR 899 million and EUR 459 million at December 31, 2005, 2004, 2003 and January 1, 2003, respectively. The recognition of the additional minimum liability, net of deferred income taxes, of EUR 729 million, EUR 335 million, EUR 341 million and EUR 186 million at December 31, 2005, 2004, 2003 and January 1, 2003, respectively, was reported as other comprehensive income in shareholders' equity. For IFRS purposes there is no recognition of an additional minimum liability.

        In 2004, a plan amendment resulted in a reduction to the pension benefit obligation. Under IFRS, the change in the liability is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the change is amortized over the remaining life expectancy of inactive plan participants and over the remaining service period of active participants. Under IFRS, the benefits for the affected employees were fully vested and approximately EUR 100 million was recognized as a reduction to the net periodic pension cost, as compared with approximately EUR 7 million under U.S. GAAP.

        Under IFRS the Company reports the interest cost element of net periodic pension cost as a component of finance costs while under U.S. GAAP the interest cost element is treated as a part of personnel-related costs and reported within profit from operations.

  (e) Financial Instruments

        The following table provides a breakdown of the differences between IFRS and U.S. GAAP net income and shareholders' equity relating to financial instruments.

	Differences in net profit			Differences in shareholders' equity
	For the years ended December 31,			As of December 31,
	2005	2004	2003	2005	2004	2003
		(millions of €)
Interest step-up/step-down provisions	(350)	(92)	(123)	16	372	460
Mandatory convertible bond	(84)	(35)	(28)	(30)	54	89
Fair value hedges	(30)	(38)	134	37	67	105
Cash flow hedges	(31)	(30)	(42)	—	—	—
Other	(12)	4	(4)	2	(21)	2

	(507)	(191)	(63)	25	472	656

Interest Step-Up/Step-Down Provisions

        Certain bonds and other debt of the Company contain step-up provisions whereby the interest rates are increased or decreased when the Company's credit rating is upgraded above or downgraded below certain levels. Under IFRS, when the Company changes its estimated interest payments as a result of a step-up or step-down in interest rates, it adjusts the carrying value of the debt to reflect the impact of the revised cash flows. The adjustment is recognized as income or expense in the statement of income. Under U.S. GAAP the effect of the step-up or step-down in interest rates is accounted for prospectively.

Mandatory Convertible Bond

        In 2003, the Company issued a mandatory convertible bond. Under IFRS the components of the mandatory convertible bond were bifurcated into a debt component and an equity component, resulting in a negative value being ascribed to the equity component and a higher value (premium) to the debt component. This premium is being amortized as an adjustment (decrease) to interest expense over the term of the bond. Under U.S. GAAP, no value was ascribed to the equity component, with the entire proceeds received recorded as a liability. In 2005, the dividend paid on the Company's common shares resulted in a conditional obligation to pay a special dilution payment to the holders of the mandatory convertible bonds at conversion. The dilution payment is payable if the bondholder converts the bonds voluntarily prior to the maturity date or if the bondholder converts the bond at the maturity date and the arithmetic average price of the Company's shares on the 20 consecutive trading days ending on the third trading day preceding June 1, 2006 is greater than the adjusted conversion price or less than adjusted initial share price. Under U.S. GAAP the conditional payment represents an embedded derivative and the Company has recorded the estimated fair value of the liability of EUR 45 million at December 31, 2005. For IFRS, the conditional payment will be recognized as a reduction to the outstanding bond liability when paid thereby affecting the amount of shareholders' equity recognized upon conversion of the bond.

Fair Value Hedges

        The Company has designated certain derivatives as fair value hedges under IFRS that do not qualify for hedge accounting under U.S. GAAP, and certain designated derivatives as fair value hedges for U.S. GAAP purposes in 2003 were not designated as fair value hedges upon adoption of IFRS. In addition, where certain derivatives are designated as fair value hedges for both IFRS and U.S. GAAP, differences in the measurement and determination of hedge ineffectiveness result in differences in shareholders' equity and net income.

        For the years ended December 31, 2005 and 2004, Deutsche Telekom recognized under U.S. GAAP no effect in earnings due to hedge ineffectiveness of its fair value hedge exposures to interest rate risk. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

Cash Flow Hedges

        In general, there are no significant differences in the Company's designation and accounting for cash flow hedges under IFRS and U.S. GAAP. The existing income statement differences result from the reclassifications of U.S. GAAP hedging losses, previously recorded in other comprehensive income into earnings for forecasted transactions as shown in the following table and described in more detail below. For IFRS purposes, the related derivatives were not designated as cash flow hedges upon adoption of IFRS with the result that all changes in fair value subsequent to the adoption of IFRS have been recognized in earnings.

	Loss in other comprehensive income relating to cash flow hedges
	Pre-tax	Deferred income tax	Net
	(millions of €)
Balance, January 1, 2003	(175)	68	(107)
Net loss on cash flow hedge	(61)	24	(37)
Reclassification of loss on cash flow hedge into earnings	103	(40)	63

Balance, December 31, 2003	(133)	52	(81)
Reclassification of loss on cash flow hedge into earnings	30	(12)	18

Balance, December 31, 2004	(103)	40	(63)
Reclassification of loss on cash flow hedge into earnings	31	(12)	19

Balance, December 31, 2005	(72)	28	(44)

        During 2002 and 2003 Deutsche Telekom designated certain pay-fixed/receive-variable U.S. dollar interest rate swaps as hedging instruments in qualifying, highly effective cash flow hedges of forecasted interest payments. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness. The original length of time over which Deutsche Telekom hedged the forecasted interest payments, was five years.

        During 2003, Deutsche Telekom reported net losses on these swaps of EUR 37 million (net of income taxes of EUR 24 million) in other comprehensive income with no ineffectiveness reported in earnings.

        During 2003, the Company adjusted from equity into earnings a EUR 63 million loss (after taxes of EUR 40 million). EUR 59 million of this loss (after taxes of EUR 38 million) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable that the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter. These forecasted interest payments were originally hedged over the remaining term of the swap, such term being four years (2003-2007).

        During 2004 and 2005, the Company adjusted amortized losses of EUR 18 million (after taxes of EUR 12 million) and EUR 19 million (after taxes of EUR 12 million) from equity into earnings based on the effective yield method and which covers the remaining term of the swap, such term being three years.

        Deutsche Telekom expects that approximately EUR 19 million (after taxes of EUR 12 million) of net losses deferred in equity relating to these interest rate swaps will be reclassified into earnings during the next twelve months.

  (f) Equity Investments

        The basic differences in equity investments between IFRS and U.S. GAAP pertain to the recording of the Company's share of investee earnings and losses on the basis of IFRS and U.S. GAAP. In addition, under IFRS, the Company recorded a provision for the expected future contributions that may be required to be made to Toll Collect under certain performance and capital maintenance guarantees while under U.S. GAAP no such provision has been recorded.

        The summarized financial information of Toll Collect under U.S. GAAP is as follows:

	As of and for the year ended
	December 31, 2005	December 31, 2004
	(millions of €)
Current assets	467	77
Noncurrent assets	457	458
Current liabilities	1,675	296
Noncurrent liabilities	38	1,173
Shareholders' equity and partners' capital	(789)	(934)
Revenues	522	—
Gross profit	45	—
Net loss	(166)	(1,071)

        Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GbR amounting to EUR 0.6 billion.

  (g) Accruals and Other Differences

        In 2004, the Company recorded an accrual of approximately EUR 607 million under U.S. GAAP to reflect the expected future losses resulting from the dissolution of the Company's joint venture with Cingular Wireless. The Company recorded an additional loss of approximately EUR 19 million in 2005. Under IFRS, the Company recorded the expected loss as an impairment to certain intangible assets (see Note (48)(b)).

        The Company offers voluntary early retirement (Altersteilzeit ("ATZ")) programs to certain employees in Germany. Under IFRS, provisions for the bonus to be paid in accordance with the voluntary early retirement programs are recorded at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of the bonuses are measured based on the employees that have accepted the offer, and systematically recognized over the employees' remaining service period. The accrual for ATZ under IFRS was EUR 173 million, EUR 156 million and EUR 176 million higher than the accrual for ATZ under U.S. GAAP at December 31, 2005, 2004 and 2003, respectively.

        The Company has accrued certain personnel restructuring costs for IFRS based on the number of employees expected to voluntarily accept the company's offer of termination. Under U.S. GAAP the costs are recognized when the employee accepts the termination offer. The accrual for such costs under U.S. GAAP was EUR 888 million lower than the accrual under IFRS at December 31, 2005.

        The Company has entered into agreements to sell, on a continual basis, certain eligible trade receivables to Special Purpose Entities ("SPEs"). Under IFRS these SPEs are consolidated and included in the Company's consolidated financial statements, whereas under U.S. GAAP the SPEs are considered Qualifying Special Purpose Entities ("QSPEs") and are therefore not consolidated. As a result, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale for U.S. GAAP. The measurement of the gain or loss depends on the carrying bases of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. Under these agreements, the Company retains without remuneration the servicing obligation relating to the sold receivables. Under U.S. GAAP the Company has recorded a liability of EUR 43 million, EUR 32 million and EUR 68 million at December 31, 2005, 2004 and 2003, respectively, for the future costs to be incurred relating to the sold receivables.

        Differences exist between IFRS and U.S. GAAP with respect to leased assets that no longer are used. Under IFRS the Company records a loss provision, measured at the present value of future rentals reduced by estimated sublease rentals when the expected economic benefits of using the property fall short of the unavoidable costs under the lease. Under U.S. GAAP the loss provision is recognized when the property has been vacated.

        Under IFRS liabilities are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

        Under IFRS and U.S. GAAP, the total revenue amounts relating to a multiple-element arrangement are allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under U.S. GAAP, the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements is the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements and related direct costs deferred and amortized over the expected duration of the customer relationship. Under IFRS and U.S. GAAP when an arrangement conveys the right to use property, plant or equipment that right shall be treated as a lease. As allowed under EITF 01-8, Determining Whether an Arrangement Contains a Lease, the Company applied the guidance prospectively under U.S. GAAP to all arrangements agreed to, committed to or modified after December 31, 2003. Under IFRS the Company has applied the guidance included in IFRIC Interpretation 4, Determining Whether an arrangement Contains a Lease, to all arrangements.

        In 2004, the Company recorded an adjustment of approximately EUR 80 million to capitalize software development costs, of which approximately EUR 23 million related to the year ended December 31, 2003 and EUR 27 million related to earlier periods.

        In 2004, the Company recorded a deferred credit of approximately EUR 147 million (net of unrealized currency translation gains of approximately EUR 30 million) and a related charge for U.S. GAAP purposes to recognize rent expense on a straight-line basis for certain operating leases with scheduled rent increases. This amount represents a cumulative amount, of which approximately

EUR 58 million and EUR 34 million related to the years ended December 31, 2003 and 2002, respectively, and were deemed to be immaterial.

  (h) Income Taxes

        The differences relating to income taxes include the deferred tax effects relating to other valuation differences between IFRS and U.S. GAAP. Deferred taxes are recorded under U.S. GAAP for those valuation differences that meet the definition of a temporary difference. The expected reversal of the additional U.S. GAAP temporary differences is also considered in the measurement of the valuation allowance recorded on deferred tax assets for U.S. GAAP purposes. The valuation allowance was EUR 2,199 million, EUR 4,243 million, EUR 4,893 million and EUR 5,652 million at December 31, 2005, 2004, 2003 and 2002, respectively.

        Additionally, under German tax law 5% of gains on sales of investments as well as domestic and foreign dividends are included in taxable income. Under IFRS deferred tax liabilities have not been recorded for the future tax effects of such sales or dividends where the Company is able to control the timing of the distribution of earnings of subsidiaries and it is not probable that such distribution of earnings will occur in the future. For U.S. GAAP purposes, the Company has recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in domestic subsidiaries. The Company has also recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries and equity investments where the excess is not essentially permanent in duration. That liability was EUR 101 million, EUR 156 million and EUR 110 million at December 31, 2005, 2004 and 2003, respectively.

        The German law governing income taxes related to gains on sales of investments and dividends was enacted in 2003 and effective beginning January 1, 2004. The change in tax legislation led to the recognition at December 31, 2003 of EUR 110 million deferred tax liabilities under U.S. GAAP due to differences between U.S. GAAP book values and tax values on certain investments.

  (i) Minority Interest

        Under IFRS, minority interest is classified as a component of Shareholders' Equity. Under U.S. GAAP, minority interest is classified outside of Shareholders' Equity. The differences relating to minority interest in net profit between IFRS and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

(49) Additional U.S. GAAP Information

  (a) Intangible Assets

        Deutsche Telekom's U.S. GAAP carrying value of non-amortizable intangible assets other than goodwill, mainly comprised of FCC licenses, amounted to approximately EUR 9,725 million, EUR 8,129 million and EUR 8,759 million at December 31, 2005, 2004 and 2003, respectively.

        Aggregate amortization expense for other identifiable intangible assets under U.S. GAAP for the current year and estimated amortization expense for the subsequent five years is as follows:

Amount
(millions of EUR)
Aggregate amortization expense for the year ended December 31, 2005	3,046
Estimated amortization expense:
For the years ending December 31, 2006	2,792
2007	2,178
2008	1,640
2009	1,424
2010	1,340

  (b) Stock-Based Compensation

        Deutsche Telekom accounts for employee stock options under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related interpretations, and furnishes the pro forma disclosures required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

        APB 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, options granted under the fixed award plans (2001 Stock Option Plans of Deutsche Telekom AG and T-Online International AG, Matáv and T-Mobile USA, Inc.) where the exercise price is equal to the market value at the date of grant. However, APB 25 requires recognition of compensation expense for variable award plans, for example 2000 Stock Option Plans of Deutsche Telekom AG and T-Online International AG, over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, SFAS 123 requires recognition of compensation expense for grants of stock options over the vesting periods of such grants, based on the estimated grant-date fair values of those grants.

        In electing to continue to follow APB 25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for stock-based compensation granted, including, if materially different from reported results, disclosure of pro forma net earnings and earnings per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS 123. The fair value of the stock options granted subsequent to 2000 were calculated at the grant date based on a Black-Scholes option pricing model, and based on a Monte-Carlo option pricing model for the options granted in 2000. The Monte-Carlo option pricing model was used for 2000, as the plan was considered a variable compensation plan.

        At the grant dates, the underlying assumptions and the resulting fair values per option of the respective companies were as follows:

Deutsche Telekom AG	2005	2004	2003	2002	2001	2000
Expected dividend yield	—	—	—	3.60%	3.25%	1.00%
Expected stock volatility	—	—	—	60.0%	47.0%	44.0%
Risk-free interest rate	—	—	—	4.28%	4.65%	5.73%
Expected lives (in years)	—	—	—	4.4	5	5
Weighted average fair value per option granted during the year (in €)	—	—	—	3.79	4.87	25.08
T-Online International AG	2005	2004	2003	2002	2001	2000
Expected dividend yield	—	—	—	0%	0%	0%
Expected stock volatility	—	—	—	71.8%	60.0%	60.0%
Risk-free interest rate	—	—	—	4.333%	4.65%	5.475%
Expected lives (in years)	—	—	—	5	5	3.5
Weighted average fair value per option granted during the year (in €)	—	—	—	4.06	3.72	13.10
T-Mobile USA, Inc.	2005	2004	2003	2002	2001
Expected dividend yield	—	3.00%	2.93% to 3.07%	2.60% to 3.85%	3.25%
Expected stock volatility	—	55.0%	55.0%	60.0%	47.0%
Risk-free interest rate	—	3.50%	3.13% to 3.98%	4.11% to 5.15%	5.50% to 5.98%
Expected lives (in years)	—	6.1	6.3	7.1	7.5
Weighted average fair value per option granted during the year (in USD)	—	8.23	7.31	6.12	35.57
MATÁV	2005	2004	2003	2002
Expected dividend yield	—	—	—	1.53%
Expected stock volatility	—	—	—	40%
Risk-free interest rate	—	—	—	8.31%
Expected lives (in years)	—	—	—	1-3
Weighted average fair value per option granted during the year (in HUF)	—	—	—	284

        A reconciliation of the Company's net profit to pro forma net profit, and the related pro forma earnings per share amounts, for the years ended December 31, 2005, 2004 and 2003, is provided below. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant has been amortized to expense over the vesting period.

        On May 31, 2001, as a result of the acquisition of T-Mobile USA and Powertel, all unvested, outstanding T-Mobile USA and Powertel stock options were converted into options to acquire Deutsche Telekom ADRs from a trust established for the benefit of holders of T-Mobile USA and Powertel stock options. Deutsche Telekom recorded deferred compensation of EUR 58 million related to unvested options due to the acquisition of T-Mobile USA and Powertel. In 2005, 2004, and 2003 the Company recorded stock-based compensation expense of EUR 2 million, EUR 11 million, and EUR 18 million, respectively.

        Under the fair value method of SFAS 123, pro forma net profit and earnings per share would have been as follows (in millions of € except per share amounts):

	For the years ended December 31,
	2005	2004	2003
Net profit as reported	5,325	2,314	2,911
Add: Stock-based employee compensation expense included in reported net profit, net of related tax effects	2	11	18
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(6)	(23)	(67)

Pro forma net profit	5,321	2,302	2,862

Earnings per share
Basic earnings per share
as reported	1.28	0.56	0.70
pro forma	1.28	0.55	0.69
Diluted earnings per share
as reported	1.26	0.55	0.70
pro forma	1.26	0.55	0.69

  (c) Asset-Backed Securitizations

        The Company entered into agreements to sell, on a continual basis, certain eligible trade accounts receivable of its T-Com, T-Online, T-Mobile and T-Systems divisions to Qualifying Special Purpose Entities ("QSPEs"). Under U.S. GAAP, in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the gain or loss on sale of receivables depends in part on the carrying amount of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. The retained interests represent future rights to residual cash balances retained by the QSPE, to be released if collection performance exceeds certain credit loss and performance thresholds. Retained interests are recorded at fair value based upon historical performance. At the time the receivables are sold, the balances are removed from the consolidated balance sheets. Costs associated with the sale of receivables, primarily related to the discount, loss on sale and other related expenses are included in program fees and classified as interest in the consolidated statement of operations. Refunds of discounts are recorded when received, and classified within other income in the consolidated statement of operations. The Company retains servicing responsibility related to the sold receivables. The estimated servicing liability for costs to be incurred on the sold receivables were EUR 43 million in 2005, EUR 32 million in 2004 and EUR 68 million in 2003. These fair value estimates are primarily based on internal costs and are not recognized under IFRS.

  Summary of Significant Cash Flows

        The table below summarizes cash flows received from and paid to securitization trusts under the asset-backed securitizations:

	For the year ended December 31,
	2005	2004	2003
	(millions of €)
Proceeds from sales of new receivables to QSPEs	27,485	28,882	23,619
Proceeds from retained interests	1,585	1,586	875
Total cash flow received from QSPEs	29,070	30,468	24,494
Proceeds from collections made on behalf of QSPEs	(30,049)	(31,015)	(25,042)
less proceeds from collections not yet forwarded to QSPEs	815	793	703
Payments to QSPEs of collections made on its behalf	(29,234)	(30,222)	(24,339)
Program fees paid to QSPEs	(35)	(39)	(36)
Total cash flows forwarded to QSPEs	(29,269)	(30,261)	(24,375)
Net cash flows between QSPEs and Deutsche Telekom	(199)	207	119

        Sales of receivables resulted in a loss in accordance with U.S. GAAP of approximately EUR 126 million, EUR 162 million and EUR 256 million in 2005, 2004 and 2003, respectively. The loss is calculated as the difference between the face value and contract value of the receivables and includes expenses related to the servicing liability.

  (d) Comprehensive Income

        The total comprehensive income (loss) under IFRS was EUR 7,207 million, EUR 1,869 million and EUR (1,330) million in 2005, 2004 and 2003, respectively.

  (e) New U.S. GAAP Standards Adopted in 2005

        In March 2004, the EITF reached a consensus on EITF Issue 03-16 ("EITF 03-16"), "Accounting for Investments in Limited Liability Companies." EITF 03-16 provides guidance about when to account for an investment in a limited liability company that maintains a specific ownership account for each investor using the cost method or the equity method of accounting. The Company was required to adopt EITF 03-16 as of January 1, 2005. The adoption of EITF 03-16 did not have a material impact on the Company's results of operations, financial position or cash flows.

        In July 2004, the EITF reached a consensus on EITF Issue 02-14 ("EITF 02-14"), "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, when the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. The provisions of EITF 02-14 are effective for the first reporting period beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's results of operations, financial position or cash flows.

        On January 1, 2005, the Company adopted EITF Issue 03-6 ("EITF 03-6"), "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share." The consensus addresses how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The adoption of this consensus did not have any impact on the calculation of earnings per share.

        In September 2004, the EITF reached a consensus on EITF Issue 04-1 ("EITF 04-1"), "Accounting for Pre-existing Relationships between the Parties to a Business Combination." EITF 04-1 requires that termination settlements of pre-existing contractual relationships between two parties to a business combination be individually evaluated and accounted for separately from the business combination. The provisions of EITF 04-1 apply to business combinations consummated and goodwill impairment tests performed after December 31, 2004. The adoption of EITF 04-1 did not have a material impact on the Company's consolidated financial position or results of operations.

        In June 2005, the Emerging Issues Task Force reached a consensus in EITF Issue 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the shorter of the useful life of the asset or the lease term (that includes reasonably assured lease renewals as determined on the date the leasehold improvements are acquired). The consensus is effective for leasehold improvements acquired in periods beginning after July 1, 2005. The adoption of EITF 05-6 did not have a material impact on the Company's consolidated financial position or results of operations.

        In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Interpretation is effective no later than December 31, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial position or results of operations.

        In June 2005, the FASB issued FASB Staff Position ("FSP") FAS 143-1, "Accounting for Electronic Equipment Waste Obligations." The FSP provides guidance on the accounting for obligations associated with the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment. Under the FSP, commercial users of electronic equipment are required to apply the provisions of SFAS 143, "Accounting for Asset Retirement Obligations," and FIN 47, "Accounting for Conditional Asset Retirement Obligations," for obligations associated with historical waste. The Company is required to apply the guidance of this FSP on the later of (i) the date of effectiveness of the law by the applicable E.U.-member country or (ii) first reporting period ending after June 8, 2005. The adoption of FSP FAS 143-1 did not have a material impact on the Company's consolidated financial position or results of operations.

  (f) Recently Issued U.S. GAAP Accounting Standards

        In December, 2004 the FASB issued Statement 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment." Statement 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation", supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. Deutsche Telekom will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The Company does not expect the adoption of SFAS 123(R) to have a material impact on its consolidated financial position or results of operations.

        In October 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" which provides an elective shortcut approach when a company transitions to SFAS 123(R). The alternative method significantly simplifies the calculation of the beginning pool. The FSP provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in the FSP is effective on November 10, 2005. The FSP allows up to one year from Deutsche Telekom's initial adoption of SFAS 123(R) on January 1, 2006 to evaluate the available transition alternatives. Deutsche Telekom is in the process of assessing the impact of the allowed alternatives.

        In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)". The FSP provides an exception to the application of the concept of "mutual understanding" in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a "relatively short period of time" from the approval date. The Company will adopt the provisions of this FSP to new plans as of January 1, 2006. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

        In March, 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share Based Payment." SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. We will adopt SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. The Company does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

        In December 2004, the FASB issued Statement 153 ("SFAS 153"), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." The guidance in Accounting Principles Board Opinion 29 ("APB 29"), "Accounting for Nonmonetary Transactions," is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The Company will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions entered into after December 31, 2005. The Company does not expect the adoption of SFAS 153 to have a material impact on its consolidated financial position or results of operations.

        In March 2005, the FASB issued FSP FIN46R-5 ("FSP FIN46R-5"), "Implicit Variable Interests under FASB Interpretation No. 46 (FIN 46R-revised December 2003), Consolidation of Variable Interest Entities". FSP FIN46R-5 requires a reporting enterprise to consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE. The Company will adopt the provisions of FSP FIN46R-5 in the reporting period beginning on January 1, 2006. The Company does not expect the adoption of FSP FIN46R-5 to have a material impact on its consolidated financial position or results of operations.

        In May 2005, the FASB Issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections." Statement 154 replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only have an effect when the Company implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

        In June 2005, the Emerging Issues Task Force addressed an employer's accounting for early retirement programs supported by the German Government in Issue 05-5, ("EITF 05-5") "Accounting for Early Retirement Program or Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements (ATZ)". The Task Force reached a consensus in EITF 05-5 that benefits provided under Type II ATZ arrangements (as defined) should be accounted for as a termination benefit under SFAS 112, "Employers' Accounting for Post employment Benefits," with recognition of the benefits costs over the service periods, commencing at the time the individual employees enroll in the ATZ arrangements. The consensus is effective for periods beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial position or results of operations since the Company's accounting policy was already in accordance with EITF 05-5.

        In July 2005, the FASB issued FSP APB 18-1 ("FSP APB 18-1"), "Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence". The FSP requires that if an investor loses significant influence over an investee, the investor's proportionate share of the investee's equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. The Company will adopt the provisions of FSP APB 18-1 in the reporting period beginning on January 1, 2006. The Company does not expect the adoption of FSP APB 18-1 to have a material impact on its consolidated financial position or results of operations.

        In October 2005, the FASB issued FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period". The FSP concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. Deutsche Telekom will apply the guidance in this FSP to the first reporting period beginning after December 15, 2005 and will cease capitalizing rental costs as of January 1, 2006 for operating lease arrangements entered into prior to that date. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

        In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which effectively nullifies the requirements of EITF Issue No. 03-1. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, the FSP provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company will adopt the provisions of this FSP in the reporting period beginning January 1, 2006. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

Bonn, March 13, 2006
Deutsche Telekom AG Board of Management
Kai-Uwe Ricke	Dr. Karl-Gerhard Eick
Dr. Heinz Klinkhammer	Rene Obermann
Lothar Pauly	Walter Raizner