Form 20-F/A
period 2005-12-31
DEUTSCHE TELEKOM AG
filed 2006-03-27
CIK 946770

Use these links to rapidly review the document
TABLE OF CONTENTS
DEUTSCHE TELEKOM AG INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 27, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 20-F/A
(Amendment No. 1)

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

Explanatory Note

        This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 14, 2006 (the "2005 Form 20-F"), is being filed solely to correct a ministerial error in the conformed signature blocks within Exhibits 12.1, 12.2 and 13.1 by including above the signature lines a typed version of the signatures that had been affixed to the certifications delivered to Deutsche Telekom AG prior to the filing of the 2005 Form 20-F.

        Other than the foregoing items, and amendments to the Exhibit Index in Item 19 to refer to the corrected exhibits and the additional exhibits included herewith, no part of the 2005 Form 20-F is being amended, and the filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the 2005 Form 20-F are true or complete as of any date subsequent to March 14, 2006.

        This Amendment No. 1 to the 2005 Form 20-F is incorporated by reference into our registration statements on Form F-3, File No. 333-118932, and on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements, except that we note for the avoidance of doubt that Exhibits 13.1 and 13.2 are not incorporated by reference into such registration statements or prospectuses.

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

Intellectual Property

        In 2005, we filed 412 patent applications worldwide. As of December 31, 2005, we held approximately 6,700 inventions, patent applications, patents, utility models and design models (2004: 5,991; 2003: 5,282). Management of our intellectual property portfolio is based on strict cost/benefit considerations. The portfolio is reviewed on a regular basis and those intellectual property rights that are no longer relevant are eliminated.

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
8.1	Significant Subsidiaries as of December 31, 2005
11.1	Deutsche Telekom AG's Code of Ethics, as amended
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act (corrected)
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act (corrected)
12.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
12.4	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act (corrected)
13.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Independent Registered Public Accounting Firms

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F (Form 20-F/A) on its behalf.

Date: March 27, 2006	DEUTSCHE TELEKOM AG
	By:	/s/ KAI-UWE RICKE Name: Kai-Uwe Ricke Title: Chairman of the Management Board
	By:	/s/ DR. KARL-GERHARD EICK Name: Dr. Karl-Gerhard Eick Title: Deputy Chairman of the Management Board Finance and Controlling

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