Form 20-F
period 2006-12-31
DEUTSCHE TELEKOM AG
filed 2007-03-01
CIK 946770

As filed with the Securities and Exchange Commission on March 1, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 001-14540

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

Ordinary Shares, no par value: 4,361,119,250 (as of December 31, 2006)

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

Yes    ☒    No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

i

ii

DEFINED TERMS

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany (the “Federal Republic”). As used in this annual report on Form 20-F (“Annual Report”), unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our” and “group” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the International Financial Reporting Standards, issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (E.U.) as of the date of the financial statements included in this Annual Report, as well as with the regulations under commercial law set forth in Section 315a (1) HGB (Handelsgesetzbuch, the “German Commercial Code”). All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission. The consolidated financial statements of Deutsche Telekom also comply with International Financial Reporting Standards as published by the IASB. Therefore, there are no differences and a reconciliation between International Financial Reporting Standards as adopted by the E.U. (“E.U. GAAP”) and International Financial Reporting Standards as published by the IASB is not needed. E.U. GAAP and International Financial Reporting Standards as published by the IASB are referred to hereafter, collectively, as “IFRS”. IFRS differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us and our consolidated subsidiaries, and a reconciliation of net profit and total shareholders’ equity to U.S. GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciling Differences between IFRS and U.S. GAAP” and notes (50) and (51) to our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, included in this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include statements concerning:

•	plans, objectives and expectations relating to future operations, products and services;

•	our prospective share of new and existing markets;

•

plans, objectives and expectations for our cost savings and workforce reduction programs and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations, and our network upgrade and expansion initiatives;

•	the potential impact of regulatory actions on our financial condition and operations;

•	the possible outcomes and effects of litigation, investigations, contested regulatory proceedings and other disputes;

•	future general telecommunications sector and macroeconomic growth rates; and

•	our future revenues, expenditures and performance.

Forward-looking statements generally are identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “plan,” “will,” “will continue,” “seek,” “outlook,” “guidance” and similar expressions. The “Risk Factors” discussion in Item 3, the “Management Overview” discussion in Item 5 and the “Quantitative and Qualitative Disclosures About Market Risk” discussion in Item 11, in particular, contain numerous forward-looking statements, although such statements also appear elsewhere in this Annual Report.

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

•	the level of demand for telecommunications services in the markets we serve, particularly for wireless telecommunications services, access lines, traffic and new higher-value products and services;

•

competitive forces, including pricing pressures, technological developments and alternative routing developments, all of which affect our ability to gain or retain market share and revenues in the face of competition from existing and new market entrants;

•

the effects of our price reduction measures and our customer acquisition and retention initiatives, particularly in the fixed-line voice telephony business, the mobile telecommunications business and our interconnection businesses;

•	the effects of industry consolidation on the markets in which we operate, particularly with respect to our mobile and leased lines businesses;

•

the success of new business, operating and financial initiatives, many of which involve substantial start-up costs and are untested, and of new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to achieve cost savings and realize productivity improvements, particularly with respect to our workforce-reduction initiatives, while at the same time enhancing customer service quality;

•	our ability to attract and retain qualified personnel, particularly in view of our cost reduction efforts;

•

regulatory developments and changes, including with respect to the levels of tariffs, terms of interconnection, customer access and international settlement arrangements, as well as with respect to a European Union challenge to German legislation concerning our new high-speed fiber-optic network build-out in Germany;

•

our ability to secure and retain the licenses needed to offer new and existing services and the cost of these licenses and related network infrastructure build-outs, particularly with respect to advanced services;

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

The selected consolidated financial information as of and for each of the four years ended December 31, 2003, through 2006, are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (“E&Y”) and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”), for the periods ended and at December 31, 2006, 2005, 2004 and 2003. Periods prior to 2003 (except required U.S. GAAP information) have not been presented as such financial information was prepared in accordance with German GAAP and, pursuant to SEC Release 33-8567, “First-Time Application of International Financial Reporting Standards,” is not required to be included because it is not comparable to the IFRS information provided below.

Selected Consolidated Financial Data of the Deutsche Telekom Group

	% Change 2006/2005(1)(2)	2006	2005	2004	2003	2002
		(billions of €, except as otherwise indicated)
Income Statement Data
Net revenues	2.9	61.3	59.6	57.3	55.6	n.a.
Domestic	(5.0)	32.4	34.2	34.7	34.4	n.a.
International	13.6	28.9	25.4	22.6	21.2	n.a.
Profit from operations	(30.6)	5.3	7.6	6.3	8.3	n.a.
Net profit	(43.4)	3.2	5.6	1.6	2.1	n.a.
Balance Sheet Data
Total assets(3)	1.3	130.2	128.5	125.5	136.2	n.a.
Total financial liabilities (in accordance with the consolidated balance sheet)	(0.5)	46.5	46.7	51.1	64.1	n.a.
Shareholders’ equity(3)	2.2	49.7	48.6	45.5	43.5	n.a.
Cash Flow Data(4)
Net cash from operating activities	(5.4)	14.2	15.0	16.7	15.1	n.a.
Net cash used in investing activities	(42.0)	(14.3)	(10.1)	(4.5)	(2.3)	n.a.
Net cash used in financing activities	74.4	(2.1)	(8.0)	(12.9)	(5.8)	n.a.
U.S. GAAP Data
Net profit	(39.5)	3.2	5.3	2.3	2.9	(22.0)
Shareholders’ equity	2.4	52.7	51.5	47.5	45.0	45.4
Total assets	0.8	134.4	133.2	137.2	145.9	149.4
Ratios and Selected Data
Additions to intangible assets (including goodwill) and property, plant and equipment	20.9	13.4	11.1	6.6	7.6	n.a.
Capital expenditures(4)	27.4	11.8	9.3	6.4	6.4	n.a.
Equity ratio (%)(3)(5)	0.3	35.8	35.5	34.2	31.9	n.a.
Number of employees averaged over the year (full-time employees excluding trainees) (thousands)	1.6	248	244	248	251	n.a.
Revenues per employee (thousands of euro)(6)	1.1	246.9	244.3	231.7	221.3	n.a.
Earnings per share/ADS in accordance with IFRS—basic and diluted (euro)(7)	(43.5)	0.74	1.31	0.39	0.50	n.a.
Earnings per share/ADS in accordance with U.S. GAAP—basic (euro)(7)	(41.4)	0.75	1.28	0.56	0.70	(5.31)
Earnings per share/ADS in accordance with U.S. GAAP—diluted (euro)(7)	(41.3)	0.74	1.26	0.55	0.70	(5.31)
Dividend per share/ADS (euro)(7)(8)	0.0	0.72	0.72	0.62	—	—
Dividend per share/ADS (U.S. dollar)(7)(8)(9)	0.0	0.90	0.91	0.80	—	—

n.a.—not applicable.

(1)	Percentage change based on figures expressed in millions.
(2)	In this table, increases in the size of negative numbers are expressed in percentage terms with negative percentage amounts, and decreases in the size of negative numbers are expressed with positive percentage amounts.
(3)	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. We believe that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet. The corresponding prior-year comparatives have been adjusted as follows: reduction in consolidated shareholders’ equity - 2005: EUR 983 million, 2004: EUR 291 million, 2003: EUR 224 million; increase in provisions for pensions - 2005: 1,571 million, 2004: EUR 479 million, 2003: EUR 368 million; increase in deferred tax assets - 2005: EUR 588 million, 2004: EUR 188 million, 2003: EUR 144 million. For more information please see note (29) to the consolidated financial statements.
(4)	In accordance with the statement of cash flows.
(5)	The ratio equals total stockholders’ equity divided by total assets. Amounts proposed as dividends are treated as short-term debt rather than as equity for purposes of the calculation of this ratio.
(6)	Calculated on the basis of the average number of employees for the year, excluding trainees, apprentices and student interns.

(7)	“ADS” refers to the Deutsche Telekom American Depositary Shares traded on the New York Stock Exchange (“NYSE”). One ADS corresponds in economic terms to one ordinary share of Deutsche Telekom AG.
(8)	Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid. The proposed 2006 dividend per share amounts are subject to approval by the shareholders at the annual shareholders’ meeting.
(9)	Dividend amounts have been translated into U.S. dollars (using Moneyline Telerate) for the relevant dividend payment date, which occurred during the second quarter of the following year, except for the 2006 amount, which has been translated using the applicable rate on December 29, 2006. As a result, the actual U.S. dollar amount at the time of payment may vary from the amount shown here.

Exchange Rates

Unless otherwise indicated, all amounts in this Annual Report are expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. “British pound sterling” or “GBP” means the lawful currency of the United Kingdom. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.3197, which was the noon buying rate on December 29, 2006.

Amounts appearing in this report that have been translated into euros from other currencies have been translated in accordance with the principles described in the notes to the consolidated financial statements, under “Summary of Accounting policies—Currency translation.”

So that you may more easily ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows, for the periods indicated, the average, high, low and period-end, noon buying rates for euros, expressed in U.S. dollars per EUR 1.00:

Year or Month	Average(1)	High	Low	Period-End
		(in $ per €)
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006	1.2661	1.3327	1.1860	1.3197
2006
September	—	1.2833	1.2648	1.2687
October	—	1.2773	1.2502	1.2773
November	—	1.3261	1.2705	1.3261
December	—	1.3327	1.3073	1.3197
2007
January	—	1.3286	1.2904	1.2998
February	—	1.3246	1.2933	1.3230

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

On February 28, 2007, the noon buying rate was USD 1.3230 per EUR 1.00.

Our shares trade on the German stock exchanges, including the Frankfurt Stock Exchange, in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the German stock exchanges and, as a result, are likely to affect the market price of our ADSs on the New York Stock Exchange. When we declare cash dividends, they are declared in euros, and exchange rate fluctuations affect the U.S. dollar amounts you would receive if you are a holder of American Depositary Receipts (ADRs) evidencing ADSs upon conversion of cash dividends on the shares represented by your ADSs.

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

An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could adversely affect our customers’ purchases of our products and services in each of our strategic business areas, which could have a negative impact on our operating results and financial condition.

Our business depends to a large degree on general economic conditions in Germany, Western and Eastern Europe and the United States. If economic growth in the countries in which we conduct business deteriorates in 2007, this could have an adverse effect on the level of demand by our individual customers for our products and services and the willingness of our business customers to invest in information and communications technology (ICT). This could, in turn, jeopardize the attainment of our growth targets, such as those relating to multimedia services in mobile telecommunications, or those relating to broadband products and services based on digital subscriber line (DSL) technology.

Because we operate in heavily regulated business environments, decisions that regulatory authorities impose on us restrict flexibility in managing our business and may force us to offer services to competitors, or reduce the prices we charge for our products and services, either of which could have a material negative impact on our revenues, profits and market shares.

Unlike many of our competitors, we are subject to strict regulation in many market segments in Germany and Central and Eastern Europe, particularly in areas of the fixed-line network business of our Broadband/Fixed Network strategic business area. Government agencies regularly intervene in the offerings and in the pricing of our products and services. Regulation can impede our ability to grow and to react to the initiatives of competitors and technological change.

The European Commission currently reviews the markets, which are or should be subject to sector specific regulation under the framework on telecommunications regulation. Except for a minor decrease of regulatory activity in retail markets, we do not believe that a significant reduction of sector-specific regulation in general will occur. On the contrary, as a result of this review by the European Commission, the scope of regulation may be expanded by the European Union or national regulatory authorities, which could have negative effects on our business and pricing flexibility and, as a result, could affect our ability to generate revenue and profit.

Access and price regulation applies primarily to telecommunications services that are considered to involve an operator with “significant market power.” We have been designated an operator with significant market power in most fixed-line markets in which we operate, including in Germany, Hungary, Slovakia and Croatia. The German telecommunications regulatory framework implemented by the Federal Network Agency (Bundesnetzagentur) has an especially significant impact on our business. So far, we have been exempted from regulation on the basis of a loss of significant market power in markets of relatively minor importance only, such as the market for foreign long-distance calls in fixed-line networks.

The German parliament amended the Telecommunications Act in 2006. These amendments primarily strengthened customer protection rules, such as obligations to announce prices for premium voice call services before a call is made. This could have an adverse effect on our future revenues and entail additional operating costs.

Additionally, since we are offering mobile and fixed-line triple-play services (high-speed Internet access, communications services and entertainment offerings), media regulation may become increasingly important to our business. This regulation might restrict our ability to provide media services, including the delivery of content, and could also result in additional costs for technical implementation measures needed to comply with increased regulation.

Broadband/Fixed Network

We believe that, for the foreseeable future, the Federal Network Agency is likely to consider us as a provider with significant market power in various German markets for public voice telephony services in the fixed-line network and in other markets, including most of those in which we held monopoly rights in the past. As a result, we expect that the strict regulatory provisions of the Telecommunications Act relating to providers with significant market power will be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to gain significant market power in the near future, we expect that we will have to compete in important markets with providers not subject to these regulatory obligations. Therefore, these competitors may have more flexibility than we have in terms of the types of services offered and customers served, pricing and the granting of network access.

The Federal Network Agency has not shown any sign that it will refrain from regulating previously unregulated or emerging markets. On the contrary, the Federal Network Agency appears prepared to extend regulation into previously unregulated markets. For example, we have been required to offer an Internet Protocol (IP) Bitstream Access product in the wholesale-market, which will be regulated in terms of price, possibly below the current prices for Resale DSL. Additionally, we may be forced to offer unbundled broadband access to competitors as soon as T-Com introduces its own all IP-product after April 2007. Unbundled broadband access for our competitors would expand competition in the access business, currently focused on metropolitan areas, to all regions in Germany. These regulatory measures could have a material adverse effect on our market shares, revenues and profits.

Regulatory authorities may choose to classify our entry into new markets as extensions of our existing services and subject such new business to regulation instead of considering it an unregulated new product offering. For example, “T-Home”, our triple-play product which was launched in October 2006, using DSL technology over a new high-speed fiber-optic network (VDSL), was initially introduced with a reduced connection speed (25 Mbit/s instead of 50 Mbit/s) and no interactive features. It could be viewed by the Federal Network Agency as an extension of our double-play service offering and not a new market, which could subject our T-Home offering to extensive regulation.

Our fixed-line subsidiaries in Central and Eastern Europe are subject to regulatory provisions and risks that are similar to those affecting our fixed-line operations in Germany. The business impact of increased regulation on our subsidiaries in Central and Eastern Europe will depend on the way in which national regulatory authorities use their powers, and the extent to which our competitors take advantage of regulatory decisions designed to foster increased competition.

Further market analysis procedures under the E.U. regulatory framework will be carried out in Hungary and Slovakia in 2007, which could eventually lead to reductions in the prices we may charge to customers for wholesale and retail services. These developments could also contribute to a loss of our market share in these countries. Our Central and Eastern European subsidiaries might also be required to adjust their product offerings on the wholesale and retail levels in furtherance of competition in the fixed-line network. This could have a material adverse effect on their market shares, revenues and profits.

Mobile Communications

Our mobile telecommunications operations are supervised by regulatory authorities in the countries in which we operate. We expect a tightening of regulatory control in the area of mobile telecommunications, with a probable negative effect on pricing and revenues, as a result of a reduction in international roaming charges for the wholesale and retail market, call termination charges and also possible access regulation in some markets. The E.U. regulatory framework considers international wholesale roaming, call termination and access, and origination as separate markets. On this basis, national regulatory authorities in the European Union are required to carry out market investigations and, if necessary, define regulatory remedies in those markets in accordance with E.U. directives.

On February 10, 2005, the E.U. Commission opened formal proceedings in Germany against, among others, T-Mobile Deutschland and T-Mobile International. The E.U. Commission alleged that T-Mobile Deutschland had been charging excessive wholesale roaming tariffs for calls of foreign visitors in its network during the period from 1997 to 2003. Should the E.U. Commission decide to uphold its preliminary findings, it may impose significant fines on T-Mobile. A decision is expected in the first half of 2007.

Despite attempts by operators to avert regulatory intervention by voluntarily reducing prices, on July 12, 2006, the E.U. Commission submitted a proposal to regulate international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. The implementation of this regulation, which is expected during 2007, would have immediate effect in E.U. member states and therefore not require further transposition into national law. A further reduction of roaming tariffs will have an adverse affect on T-Mobile’s revenues.

Mobile call termination charges are subject to regulatory measures in T-Mobile’s markets and can have a significant effect on revenues. On November 8, 2006, the Federal Network Agency published a decision lowering termination charges in Germany until November 30, 2007. Although the announced reduction of termination rates was expected, further reductions may occur. In the UK, Ofcom recently proposed extending price controls for termination rates through March 2011. Ofcom is expected to reach a final decision in March 2007. In Austria, the purchase of tele.ring Telekom Service GmbH (“tele.ring”) by T-Mobile Austria has resulted in a demand to reduce termination rates by carriers with whom interconnection arrangements currently exist and proceedings to compel such reduction were initiated in July 2006.

Our telecommunications systems and operations in the United States are regulated primarily by the U.S. Federal Communications Commission (FCC) and by various other federal, state and local governmental bodies. These and other governmental agencies may also exercise jurisdiction over mobile telecommunications operators. Some U.S. states have taken actions to regulate various aspects of wireless operations including customer billing, termination of service arrangements and advertising. Any of those agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our mobile telecommunications business in the United States.

For further information regarding the matters discussed above and other aspects of the regulatory environments to which our businesses are subject, see “Item 4. Information on the Company—Regulation” and “Item 8. Financial Information—Legal Proceedings.”

We face intense competition in all areas of our business, which could lead to reduced prices for our products and services and a decrease in market share in certain service areas, thereby having an adverse effect on our revenues and net profit.

Broadband/Fixed Network

In Germany, and to a lesser extent in Eastern Europe, fixed-line network voice telephony service revenues and prices have been declining in recent years, primarily due to intense competition and adverse decisions imposed by the Federal Network Agency, and also due to customers’ substitution of mobile telecommunications and Voice over Internet Protocol (VoIP) services for fixed-line usage.

Due to intense competition from mobile operators, fixed line carriers and cable operators, we continued to lose market share in 2006. We expect a further increase in competition due to a change in mobile operators’ focus from pure mobile services towards fixed-line offerings and cable operators’ product bundles for telephone and broadband access lines, which are increasingly offered in more regions throughout Germany. Furthermore, regulatory actions by the Federal Network Agency as well as the increasing quality and acceptance of VoIP services will increase pressure on our market shares, revenues and margins.

Additional local and regional network operators are expanding their presence to include other major cities and regions. In the future, we could face even fiercer competition and lose further market share if our competitors were to combine their businesses.

Existing mobile substitution effects are intensified as a result of the proliferation of mobile virtual network operators (MVNO). Reduced prices for mobile telecommunications services (e.g., on the basis of lower flat rates without call-based charges and regulatory decisions regarding mobile telephony termination rates) could increase pricing pressure on our fixed-line services. Furthermore, mobile operators are increasingly engaging in reselling DSL product bundles provided by other fixed-line operators, and this continues to have an adverse effect on our fixed-line network revenues.

The German and European markets for Internet access and portal services, especially within the broadband market, have been, and will continue to be, highly competitive. Prices for broadband flat rates have been steadily declining. Broadband/Fixed Network’s future competitive position will be affected by pricing, network speed and reliability, services offered, customer support and its ability to be technologically adept and innovative. The regulatory environment can also exert a significant influence on the level of competition. We expect that our competitors will continue to pursue new broadband customers aggressively. In the market for portal services and content, competition is also intense due to low barriers to entry.

Part of the challenge for our Broadband/Fixed Network strategic business area will be to improve its reputation for customer service while implementing cost-saving measures. If we do not improve our customer service sustainably, there is a risk that we might not stop our continuing loss of customers.

Each of these developments is expected to continue to erode our market shares and to decrease our revenues and profit margins. For more information, see “Item 4. Information on the Company—Description of Business—Broadband/Fixed Network” and “Item 4. Information on the Company—Regulation.”

Mobile Communications

During 2004 and 2005, consolidation in the wireless telecommunications sector in the United States dramatically changed the competitive landscape. Each of T-Mobile USA’s three remaining national competitors—Verizon Communications, Inc. (“Verizon”), Cingular Wireless LLC (“Cingular”) and Sprint/Nextel Corporation (“Sprint/Nextel”)—are significantly larger than T-Mobile USA. Their scale could afford them significant structural and competitive advantages in this market. This situation presents a long-term challenge to T-Mobile USA to effectively compete in pricing, products, coverage and the introduction of new technologies and services. Intense competition from various regional operators also exists. Since T-Mobile USA is a significant contributor to our overall revenue and customer growth, a slowdown or decline in the business of T-Mobile USA could have a material adverse effect on the attainment of the growth targets of our group as a whole.

Competition in the European mobile telecommunications markets has increased and can be expected to increase in the future. Increasing competition results, in part, from the entry into the market of low cost carriers, such as MVNOs, which use the networks of other operators at volume discounts, and from market consolidation. If prices for mobile telecommunications services decline more than anticipated and this decline is not compensated for by higher usage, T-Mobile may not achieve its objectives. In addition, mobile network operators’ expansion of product offerings into the fixed-line sector may result in a competitive disadvantage for T-Mobile in countries in which T-Mobile offers only mobile communications services. Moreover, technologies such as WLAN, DSL, WiMax and VoIP, which can be used with existing hardware and platforms, could result in the diversion of voice and data traffic from T-Mobile’s network, which could lead to significant price and revenue reductions.

As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention, and increasing the quality and value of existing customers. Accordingly, if we are unable to offer increased quality and better value to our customers, our market share and revenues may not grow as we have anticipated in our growth plans.

For more information, see “Item 4. Information on the Company—Description of Business—Mobile Communications.”

Business Customers

Our Business Customers strategic business area, operated through T-Systems Business Services GmbH and T-Systems Enterprise Services GmbH (collectively, “T-Systems”), is a provider of solutions covering the entire ICT value chain. It is subject to risks associated with the general and regional economies of its customers and the willingness and ability of its customers to invest in information and communications technology services and products. The ICT market is shaped by long sales cycles, severe competition and declining prices. The result is downward pressure on revenues and margins.

The international growth potential of T-Systems may be constrained by its limited brand recognition in some national markets, at least compared to that of competitors who may be more established there, particularly as this relates to maintaining and increasing business with multinational companies outside of Germany. If various sales initiatives introduced by T-Systems are not successful, T-Systems may lose market share to its competitors.

For more information, see “Item 4. Information on the Company—Description of Business—Business Customers.”

We may realize neither the expected level of demand for our products and services, nor the expected level or timing of revenues generated by those products and services, as a result of lack of market acceptance, technological change or delays from suppliers, which could adversely affect our cash flows.

There is a risk that we will not succeed in making customers sufficiently aware of existing and future value-added services or in creating customer acceptance of these services at the prices we would want to charge. There is also a risk that we will not identify trends correctly, or that we will not be able to bring new services to market as quickly or price-competitively as our competitors. These risks exist, in particular, with respect to our anticipated future growth drivers in the mobile telecommunications area (e.g., mobile data services provided via Universal Mobile Telecommunications System (UMTS or “3G”) or other advanced technologies) and in the fixed-line telecommunications area (e.g., triple-play services). Some of our investments to develop future products and services may involve substantial cash outlays with no certainty of market acceptance or regulatory non-interference. Accordingly, there is a risk that the return on our investments, in particular in UMTS licenses and network infrastructure may be negatively affected, which could result in significant write-downs of the value of our UMTS or other licenses or other network-related investments.

In October 2006, we launched “T-Home” to offer triple-play services to our customers in Germany. “Triple-play” refers to the interaction between high-speed Internet access, communications services and entertainment offerings. As “T-Home” was launched with reduced features, the market acceptance for these new products and services could be negatively impacted. Furthermore, the comprehensive free TV offering in Germany could reduce our customers’ willingness to pay for additional channels. This could also have an adverse effect on our pricing models, revenues and profit margins.

Further, as a result of rapid technological progress, and the trend towards technological convergence, there is a danger that new and established information and telecommunications technologies or products may not only fail to complement one another, but in some cases may even substitute for one another. An example of this is VoIP, a technology that is already established in the business customer market. VoIP has now reached the consumer market as well and, as a technology that competes directly with traditional fixed-line telephony services, has the potential to reduce our market share and revenues in our fixed-line business. The introduction of mobile handsets with VoIP functionality may also adversely affect our pricing structures and market share in our mobile voice telephony business. If we do not appropriately anticipate the demand for new technologies, and adapt our strategies and cost structures accordingly, we may be unable to compete effectively, with the result that our business activities, financial condition and results may suffer.

For more information, see “Item 4. Information on the Company—Description of Business.”

Failure to achieve our planned reduction and restructuring of personnel could negatively affect our financial objectives and profitability.

We announced an extensive staff restructuring program for our operations in Germany in November 2005, under which a total of approximately 32,000 employees will leave the group by 2008. Some of these employees will leave us as part of the sale of the Vivento business lines and others through voluntary early retirement and other voluntary measures. By the end of 2006, the group had already realized approximately one-third of these planned staff reductions.

On December 1, 2006, approximately 600 employees were transferred to the walter Telemedien Group in connection with the transfer of certain Vivento calling center operations. The planned further sale of Vivento’s business lines is dependent on, among other things, finding suitable buyers and achieving certain financial objectives.

However, the successful realization of our ongoing staff reduction program depends on a range of factors that are beyond our control, such as the continued successful sale of our Vivento operating businesses (call center and technology maintenance businesses), general developments in the labor market and the demand for our retrained labor force and the level of acceptance of the various severance offers and other voluntary reduction measures, e.g., early retirement programs. If the planned staff reduction targets are not achieved, this would have a negative effect on our operating expenses and profitability.

Additionally, we are planning various measures to make customer service more efficient and to orient it more closely towards customer needs. We plan to transfer a significant number of employees into three dedicated businesses—our T-Service initiative. All three units will remain completely in the group’s ownership. The objectives of the T-Service initiative are to increase productivity and service levels, while at the same time increasing cost efficiencies. The success of these measures will largely depend on the extent to which the unions and the works councils will cooperate constructively with management in the realization of these plans.

For more information, see “Item 4. Information on the Company—Description of Business—Group Headquarters and Shared Services” and “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations—Other Employees.”

Alleged health risks of wireless communications devices have led to litigation affecting T-Mobile, and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations and, thus, adversely affect the financial condition and results of operations of our mobile telecommunications services business.

Media reports have suggested that radio frequency emissions from wireless mobile devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organization has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards, nor is it expecting any serious dangers to arise in the future—although it does recommend continued research due to the ongoing scientific uncertainty. We cannot be certain that medical research in the future will dismiss any and all links between radio-frequency emissions and health risks.

Whether or not such research or studies conclude there is a link between radio-frequency emissions and health, popular concerns about radio-frequency emissions may discourage the use of wireless mobile devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a material adverse effect on our or T-Mobile’s results of operations.

T-Mobile USA is subject to current and potential litigation relating to these health concerns. Several amended class action lawsuits have been filed in the United States against T-Mobile USA and several other wireless-service operators and wireless-telephone manufacturers, asserting products liability, breach of warranty and other claims relating to radio-frequency transmissions to and from wireless mobile devices. The complaints seek substantial monetary damages as well as injunctive relief. The defense of these lawsuits may divert management’s attention, and T-Mobile USA may be required to pay significant awards or settlements and incur significant expenses in defending these lawsuits.

We do not know whether legislators, regulators or private litigants will refrain from taking other actions adverse to us, based on the purported health-related risks associated with radio-frequency emissions. Any such litigation, legislation or adverse actions may result in additional costs and loss of revenues in our Mobile Communications strategic business area.

For more information, see “Item 8. Financial Information—Legal Proceedings.”

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

To reach our goals of additional cost cutting and further improvements in our competitiveness, we plan to develop and implement a comprehensive IP-platform that would support both fixed-line and mobile telephony services. This means that the traditional PSTN-platform will be completely replaced by an IP-based system. Upon implementing this joint IP-platform, we will be subject to risks inherent to all IT systems connected to the Internet, such as hacker attacks and “spam calls.” These risks could lead to a temporary interruption of our IT resources and, as a result, impair the performance of our technical infrastructure.

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

We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. Litigation and regulatory proceedings are inherently unpredictable. Legal or regulatory proceedings in which we are or come to be involved (or settlements thereof) may have a material adverse effect on our results of operations or financial condition. For information concerning some of the litigation in which we are involved, including with respect to Polska Telefonia Cyfrowa (“PTC”) and Toll Collect, see “Item 8. Financial Information—Legal Proceedings.” For information concerning our regulatory environment, see “Item 4. Information on the Company—Regulation.”

Future sales of our shares by the Federal Republic or KfW Bankengruppe (“KfW”) may adversely affect the trading prices of our shares and ADSs.

Continuing its privatization policy, the Federal Republic (which owns, together with KfW, approximately 31.7% of our outstanding shares) has announced that it intends to further reduce its holdings of equity interests in the future, including shares in Deutsche Telekom AG. The reduction in the Federal Republic’s direct or indirect holdings may involve KfW. For shareholders, there is a danger that the market offering of a significant volume of our shares by either the Federal Republic or KfW, or speculation to this effect on the markets, could have a negative impact on the price of our shares and ADSs.

On April 24, 2006, the Blackstone Group purchased 191.7 million of our shares from KfW. KfW agreed with Blackstone to a one year lock-up with respect to further sales of KfW’s Deutsche Telekom shares. In return, Blackstone agreed with KfW to a two-year lock-up of its Deutsche Telekom shares. Despite these contractual terms, market speculation regarding purchases of a large number of our shares by additional large private-equity investors or a potential sale of shares currently held by Blackstone, could have negative effects on the volatility of our share price. We are not a party to these agreements and have no right to enforce the lock-up restrictions. In addition, lock-up agreements may be waived by the parties thereto.

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

For more information with respect to the impact of exchange rates and currency translation, see “Item 5. Operating and Financial Review and Prospects—Consolidated Results of Operations.”

We are also exposed to interest-rate risks, primarily in the euro, U.S. dollar and British pound sterling currencies. Interest-rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due on indebtedness at variable rates in each of these currencies. Once per year, our Management Board specifies ratios of fixed and variable debt in these three currencies. Our Central Treasury then takes measures, using derivative instruments and other measures, to implement the interest-risk management decisions of the Management Board.

For more information about our hedging activities and interest-rate and market risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

We review on a regular basis the value of each of our subsidiaries and their assets. In addition to our regular annual impairment reviews, whenever indications exist that goodwill, intangible assets or fixed assets may be impaired due to changes in the economic, regulatory, business or political environment, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets could cause us to take large, non-cash charges against net profit, which could lead to a reduction in the trading price of our shares and ADSs. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

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

HISTORICAL BACKGROUND

The provision of public telecommunications services in Germany was long a state monopoly, as formerly provided in the constitution of the Federal Republic. In 1989, the Federal Republic began to transform the postal, telephone and telegraph services administered by the former monopoly provider of such services into market-oriented businesses, and divided the former monopoly into three distinct entities along their lines of business, one of which was our predecessor, Deutsche Bundespost Telekom. At the same time, the Federal Republic also began the liberalization of the German telecommunications market. We were transformed into a private stock corporation effective January 1, 1995.

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

Since then, we have faced intense competition and have been required, among other things, to offer competitors access to our fixed-line network at regulated interconnection rates. For more information on the regulatory effects on competition in our fixed-line business, see “—Regulation.”

Other important events in the development of our business have included:

•

the formation of the new strategic business areas, Broadband/Fixed Network, Business Customers and Mobile Communications as of January 1, 2005, as an evolution from our previous structure, to better serve evolving customer needs;

•

the 2005 acquisition of Global System for Mobile Communications (GSM) networks in California and Nevada in the United States from Cingular for USD 2.5 billion, and the related dissolution of our network-sharing joint venture with Cingular;

•	the full divestment of shareholdings in the Russian mobile telecommunications operator, Mobile TeleSystems OJSC (“MTS”), in 2005 following reductions of our shareholdings in 2003 and 2004;

•	the acquisition of a 76.5% majority interest in Crnogorski Telekom a.d. (“Crnogorski Telekom”) in Montenegro through our Hungarian subsidiary, Magyar Telekom, in 2005;

•	the acquisition in 2006 of the Austrian mobile telecommunications operator, tele.ring, for a purchase price of EUR 1.3 billion;

•

the acquisition in 2006 of gedas AG (“gedas”) (a subsidiary of Volkswagen AG), an IT service provider primarily focused on the automotive and manufacturing industries, for a purchase price of EUR 0.3 billion;

•	the completion of the merger of T-Online International AG with and into Deutsche Telekom AG in June 2006;

•	the acquisition of additional shares in PTC and the full consolidation as of November 1, 2006;

•

the acquisition in November 2006 by T-Mobile USA of 120 additional spectrum licenses in the United States for data and voice services for a total purchase price of USD 4.2 billion, or EUR 3.3 billion; and

•	the launch of new broadband products and services, which combine DSL telephone, Internet and TV/video (triple-play services) based on T-Com’s new high-speed VDSL network.

Additional information regarding the foregoing events and developments is contained throughout this Item 4.

ORGANIZATIONAL STRUCTURE

As described below, our group is organized into three strategic business areas, Mobile Communications, Broadband/Fixed Network and Business Customers, with strategic and cross-divisional management functions prepared by Group Headquarters and Shared Services.

•

Mobile Communications offers digital mobile voice and data services to consumers and business customers and also sells hardware and other terminal devices in connection with the services offered. In addition, services are sold to resellers and other companies that buy network services and market them independently to third parties.

•

Broadband/Fixed Network offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers, and provides upstream telecommunications services for our other strategic business areas.

•

Business Customers offers its customers a full range of ICT services and is divided into two business units. T-Systems Enterprise Services supports multinational corporations and large public authorities, and T-Systems Business Services serves around 160,000 large and medium-sized enterprises.

The following table shows the significant subsidiaries that we owned, directly or indirectly, as of December 31, 2006. The revenues of these companies, together with Deutsche Telekom AG, account for more than 90% of the group’s revenues.

Name of Company	% Held
T-Mobile Deutschland GmbH (“T-Mobile Deutschland”)(1), Germany	100.00
T-Mobile USA, Inc. (“T-Mobile USA”)(2), United States	100.00
T-Mobile Holdings Ltd. (“T-Mobile UK”)(2), United Kingdom	100.00
T-Mobile Austria Holding GmbH (“T-Mobile Austria”)(3), Austria	100.00
T-Mobile Netherlands Holding B.V. (“T-Mobile Netherlands”)(2) Netherlands	100.00
T-Mobile Czech Republic a.s. (“T-Mobile Czech Republic”)(4) Czech Republic	60.77
T-Systems Enterprise Services GmbH (“Enterprise Services”) Germany	100.00
T-Systems Business Services GmbH (“Business Services”), Germany	100.00
T-Systems GEI GmbH (“T-Systems GEI”), Germany(5)	100.00
GMG Generalmietgesellschaft mbH (“GMG”), Germany	100.00
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH (“DeTeImmobilien”), Germany	100.00
Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom”)(6) Hungary	59.21
Slovak Telekom, a.s. (“Slovak Telekom”), Slovakia	51.00
HT-Hrvatske telekomunikacije d.d. (“T-Hrvatski Telekom”), Croatia	51.00

(1)	Indirect shareholding via T-Mobile International AG & Co. KG
(2)	Indirect shareholding via T-Mobile Global Holding GmbH
(3)	Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH
(4)	Indirect shareholding via CMobil B.V. (“CMobil”)
(5)	Indirect shareholding via T-Systems Enterprise Services GmbH
(6)	Indirect shareholding via MagyarCom Holding GmbH

A list of our subsidiaries as of December 31, 2006, is filed as Exhibit 8.1 to this Annual Report.

SEGMENT REVENUE BREAKDOWN

The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated. For more information regarding our revenues on a segment basis, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis.”

	For the years ended December 31,
	2006				2005				2004
	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues
	(millions of € except percentages)
Mobile Comunications	31,308	51.0	732	32,040	28,531	47.9	921	29,452	25,450	44.4	1,077	26,527
Broadband/ Fixed Network	20,635	33.6	4,050	24,685	21,731	36.5	4,304	26,035	22,397	39.1	4,615	27,012
Business Customers	9,061	14.8	3,560	12,621	9,058	15.2	3,792	12,850	9,246	16.1	3,716	12,962
Group Headquarters and Shared Services	343	0.6	3,331	3,674	284	0.4	3,221	3,505	260	0.4	3,266	3,526
Reconciliation	—	—	(11,673)	(11,673)	—	—	(12,238)	(12,238)	—	—	(12,674)	(12,674)

Group	61,347	100.0	—	61,347	59,604	100.0	—	59,604	57,353	100.0	—	57,353

DESCRIPTION OF BUSINESS

Mobile Communications

Principal Activities

The principal services offered by our Mobile Communications strategic business area, through T-Mobile, are digital mobile telephony services based on the mobile telecommunications technology known as GSM, and non-voice services such as SMS (short message service), MMS (multimedia messaging services) and other data services to residential and business customers based on CSD (circuit switched data), GPRS (general packet radio service) and UMTS technologies. T-Mobile also operates numerous W-LAN HotSpots. T-Mobile offers international roaming services for GSM, GPRS, UMTS and W-LAN to its customers through a large number of international roaming agreements with third-party operators, which allow customers to access mobile services while outside their home network service area. T-Mobile also sells mobile devices to customers in conjunction with its service offerings.

Mobile voice and data services are offered both on a prepay basis and on a contract basis. Customers purchase contract services on the basis of fixed monthly fees, and pay time-based airtime and per-message fees. Some contract service offerings include a limited amount of airtime, data volume or messages in the monthly fee. Prepay services are purchased on the basis of monetary increments that are recorded on the customers’ SIM (subscriber identity module) card and then deducted, based on airtime or messaging usage fees, as the cards are used. W-LAN services are sold on both a monthly subscription basis and through various usage-based plans.

Usage fees can vary according to the tariff plan selected by the customer, the day and time when a call is made, the destination of the call, the location where the call originates and, in some cases, other terms applicable to the tariff plan, and whether the called party is also a customer of the same network.

Global Branding and Alliances

In 2006, we re-branded Mobimak in Macedonia as T-Mobile Macedonia and Monet in Montenegro as T-Mobile Crna Gora.

T-Mobile was a founding member of the “FreeMove” alliance, together with Telefónica in Spain, TIM Italia S.p.A. in Italy and Orange S.A. in France. The alliance aims to make mobile services more widely available and seamless in all countries in which alliance members operate, by cooperating in several key areas, including the development of joint services related to roaming, voice and data, and the development and purchasing of mobile devices. The European Commission required Telefonica to leave the alliance in 2006 following Telefonica’s acquisition of O2 plc. Telia Sonera AB joined the alliance in March 2006.

New Services

T-Mobile’s strategy is to offer an integrated portfolio of voice and data services to its customers, using the most appropriate technologies available depending on local market conditions.

The coverage in all of our markets is based on GSM network technology. GPRS and EDGE technologies are employed to increase the data capacity of the GSM network. EDGE is currently commercially available in the United States, Germany, Hungary and the Czech Republic. In urban and suburban areas in Europe with a higher demand for data capacity, this technology is supplemented by UMTS-FDD (Frequency Division Duplex) technology. The network is fully integrated and allows a seamless user experience for voice and data services.

In 2006, all of our markets in Europe with UMTS-FDD coverage areas have been upgraded to support HSDPA (High-Speed Downlink Packet Access) technology, which enables data rates of up to 3.6 Mbit/s. Based on its newly acquired spectrum, T-Mobile USA plans to offer its first commercial services based on UMTS-FDD technology in the second half of 2007.

In addition, T-Mobile offers mobile broadband data services through its W-LAN HotSpots in Europe and in the United States. The integration of the W-LAN HotSpots and the mobile networks enables our customers to use data services regardless of the access technology used.

To date, T-Mobile has met or exceeded all regulatory obligations with respect to its UMTS and other license requirements in the United Kingdom, Germany, Austria, the Netherlands, the Czech Republic, Hungary, Croatia, Poland, the United States and Slovakia. For more information regarding regulatory obligations, and for further details with respect to rollout requirements and network sharing, see “—Regulation.”

Principal Markets

Our principal mobile telecommunications markets are in the United States, Germany, the United Kingdom, Poland, Hungary, the Netherlands, the Czech Republic, Austria, Croatia, Slovakia, Macedonia and Montenegro.

T-Mobile counts its customers by the number of SIM cards activated and not churned. Since the beginning of 2006, T-Mobile has included in its customer totals the SIM cards with which machines can communicate automatically with one another (“M2M cards”). T-Mobile’s mobile telecommunications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use our services, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this period, or in the case of payment default or voluntary disconnection, the customers are cancelled or “churned.” The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Our competitors may calculate their churn rates using methods different from ours. In addition, because we use different calculation methodologies in different jurisdictions, our own churn figures are not comparable across all of our national operations.

United States

Through T-Mobile USA, T-Mobile offers mobile telecommunications services to individual and business customers in the United States. At December 31, 2006, T-Mobile USA had approximately 25.0 million customers, compared to approximately 21.7 million at December 31, 2005. Of the total customers at December 31, 2006, approximately 21.2 million, or 85%, were contract customers, compared to approximately 18.4 million, or 85%, at December 31, 2005, and approximately 3.8 million were prepay customers at December 31, 2006, compared to approximately 3.3 million at December 31, 2005.

T-Mobile USA’s average churn rate for 2006 was 2.9% per month, approximately the same as in 2005. The contract customer churn rate decreased slightly to 2.2% in 2006, from 2.3% in 2005. Competitive differences, differences in features and services due to the use of multiple wireless technologies, and general differences in consumer behavior between the United States and Europe factor into the higher industry churn rates in the United States compared to Europe. However, the churn rate of our U.S. operations is higher than the U.S. industry average, due in part to the higher proportion of prepay customers in T-Mobile USA’s customer base relative to most of its U.S. competitors. Prepay customers in the United States typically churn at substantially higher rates than contract customers. T-Mobile USA initiated two-year service contracts for new customers begining in the second quarter of 2006, consistent with plans offered by the other large U.S. national carriers. The introduction of these longer term contracts is expected to have a beneficial impact on customer churn in 2007.

On August 9, 2006, the FCC commenced Auction No. 66 (“Auction 66”), offering 90 MHz of Advanced Wireless Services (AWS) spectrum in the 1700 MHz and 2100 MHz frequency bands across the United States. The auction was concluded on September 18, 2006. The FCC sold 1,087 AWS licenses to 104 bidding entities, raising USD 13.7 billion for the U.S. government. A wholly-owned subsidiary of T-Mobile USA was the most active participant in the auction, winning bids for a total of 120 licenses for USD 4.182 billion, which amount was paid in 2006. The licenses were awarded to T-Mobile USA by the FCC on November 29, 2006. The cost for T-Mobile USA per MHz of spectrum acquired in this auction per person of covered population was USD 0.63. With this additional spectrum, T-Mobile USA more than doubled its average spectrum position in the top 100 U.S. markets from 25.9 MHz to 52.2 MHz.

On January 5, 2005, T-Mobile USA and Cingular terminated their network-sharing joint venture (GSM Facilities LLC, “GSM Facilities”), and T-Mobile USA acquired 100% ownership of the shared-network assets in

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

•

T-Mobile USA acquired 10 MHz of spectrum from Cingular in each of the San Francisco, Sacramento and Las Vegas Basic Trading Areas (BTAs) for USD 180 million. T-Mobile USA also acquired an option to purchase from Cingular an additional 10 MHz of spectrum in each of the Los Angeles and San Diego BTAs, under certain circumstances, effective two years after the initial closing of the transaction. In February 2007, the company elected to exercise the option with respect to San Diego only;

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

•

As agreed, T-Mobile USA gave up 10 MHz of spectrum in the New York City BTA to Cingular, and T-Mobile USA received 5 MHz of spectrum from Cingular in each of the nine BTAs in the California/Nevada market on January 7, 2007; and

•	Amendment of the existing roaming agreement between the parties provides for a nationwide agreement.

T-Mobile USA has an ownership interest in Cook Inlet/VS GSM VII PCS Holdings, LLC, a joint venture that is managed and controlled by Cook Inlet Voice and Data Services, Inc. (“Cook Inlet”), which in turn is the sole member of Cook Inlet/VS GSM VII PCS, LLC (“CIVS VII”). CIVS VII participated in the 2005 spectrum auction (“Auction 58”) conducted by the FCC for certain Personal Communications Services (PCS) 1900 MHz licenses. Bidding for approximately one-half of the auctioned licenses was restricted to entities with revenues and assets below certain established thresholds (“Designated Entities”), while the remaining licenses were open to all bidders. Although T-Mobile USA did not qualify as a Designated Entity, CIVS VII did, and it bid on both restricted and non-restricted licenses in Auction 58. At the conclusion of Auction 58, CIVS VII was high bidder for 36 licenses in various metropolitan markets across the United States for a total of USD 255 million (subject to a reduction of up to approximately USD 20 million in bidding credits, which bidding credits may be lost in whole or in part if control of such licenses is transferred before certain predetermined minimum holding periods to a non-Designated Entity). These licenses were granted by the FCC to CIVS VII in June 2005. At the end of 2006, T-Mobile USA held an approximately 66% equity interest in CIVS VII. Although Cook Inlet manages CIVS VII, the consent of T-Mobile USA is required for certain actions undertaken by the joint venture.

Germany

Through T-Mobile Deutschland, T-Mobile offers mobile telecommunications services to individual and business customers in Germany. At December 31, 2006, T-Mobile Deutschland had approximately 31.4 million customers, including approximately 0.5 million M2M cards in use in machine-to-machine applications that were counted as customers for the first time in 2006. There were approximately 29.5 million customers at December 31, 2005, not including M2M cards in use. Of the total customers at December 31, 2006, approximately 15.1 million were contract customers, compared to approximately 14.3 million at December 31, 2005. T-Mobile Deutschland had approximately 16.3 million prepay customers at December 31, 2006, compared to approximately 15.2 million at December 31, 2005.

T-Mobile Deutschland’s total average churn rate for 2006 was 1.6% per month, compared to an average churn rate of 1.5% per month in 2005, due to an increase in the prepay churn rate. The average contract customer churn rate was 1.2% per month in 2006, which remained unchanged compared to 2005. The average prepay churn rate during 2006 was 2.0% per month, compared to the average prepay churn rate of 1.8% per month during 2005, which was primarily a result of increased competition. In general, a contract customer of T-Mobile Deutschland is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfil contractual obligations. T-Mobile Deutschland’s prepay churn policy generally states that in the 12 months following activation, a customer can originate calls/data traffic and receive data or voice communication (“phone time”). In the following 92 days, the customer can only receive data and voice communication (“message time”) and originate only SMS traffic. After these approximately 15 months, the prepay customer is churned, unless the prepay account was topped-up during the approximately 15-month period. In that case, if a EUR 15 top-up credit is added to the account, the customer gets 215 days of phone time and 92 days of message time. With EUR 30 and EUR 50 top-up credits, the phone time period is again 12 months plus 92 days message time. For two prepaid tariffs, the churn policy is different than described above. For these special tariffs, phone time for standard top-ups of EUR 15, EUR 30 and EUR 50 is 92 days followed by 92 days messaging time.

United Kingdom

T-Mobile UK offers mobile telecommunications services to individual and business customers in the United Kingdom. At December 31, 2006, T-Mobile UK had approximately 16.9 million customers, compared to approximately 17.2 million at December 31, 2005. Of the total customers at December 31, 2006, approximately 3.7 million were contract customers, compared to approximately 3.4 million at December 31, 2005, and approximately 13.2 million were prepay customers at December 31, 2006, compared to approximately 13.7 million at December 31, 2005. Beginning January 1, 2006, T-Mobile UK has counted its wholesale customers as either contract or prepay customers. Until December 31, 2005, T-Mobile UK counted all of its wholesale customers as contract customers.

Of the total number of T-Mobile UK customers at December 31, 2006 and 2005, approximately 5.3 million and 6.2 million, respectively, were customers of Virgin Mobile Telecoms Limited (“Virgin Mobile”), which is a MVNO. All Virgin Mobile customers currently use T-Mobile UK prepaid technology and are therefore reported as prepay customers. Virgin Mobile reports to T-Mobile UK the number of customers using a churn policy, whereby a customer is churned after a period of 180 days of inactivity. As a virtual network operator, Virgin Mobile purchases airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the “Virgin Mobile” brand name. Until January 2004, Virgin Mobile had been a joint venture between T-Mobile UK and the Virgin Group. At that time, T-Mobile UK sold its 50% equity stake in Virgin Mobile to the Virgin Group and received a payment of GBP 50 million (approximately EUR 75 million) in exchange for waiving its right to participate in any initial public offering of Virgin Mobile. Additionally, T-Mobile UK and Virgin Mobile concluded a telecommunications supply agreement granting Virgin Mobile use of T-Mobile UK’s mobile telecommunications network for a further ten years. In 2006, NTL Incorporated acquired Virgin Mobile Holdings (UK) plc, the parent company of Virgin Mobile. This acquisition has not had a significant impact on the telecommunications supply agreement between T-Mobile UK and Virgin Mobile.

During 2006, T-Mobile UK’s average monthly churn rate (not including Virgin Mobile customers) was 3.3%, compared to 3.1% in 2005. The increase in churn was predominantly caused by a significant increase in T-Mobile UK’s prepay churn rate of 3.8% per month in 2006, compared to 3.1% per month in 2005. This increase is caused by an increase in the inactive prepay subscriber base and the loss of wholesale subscribers due to competiton. The contract churn rate decreased to 2.1% per month in 2006, compared to 2.9% per month in 2005, due to attractive retention offers for T-Mobile UK’s contract customers.

Generally, a contract customer of T-Mobile UK is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer in the United Kingdom is churned after a period of 180 days of inactivity (i.e., the customer has neither originated nor received a voice or data communication in that period).

Poland

T-Mobile holds a 97% interest in PTC. Since November 1, 2006, PTC has been fully consolidated in the results of T-Mobile. At December 31, 2006, PTC had approximately 12.2 million customers, of which approximately 4.5 million were contract customers and approximately 7.7 million were prepay customers.

In general, a contract customer of PTC is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfil contractual obligations. PTC’s prepay churn policy generally states that a customer can originate calls/data traffic and receive data or voice communication during his validity period, which depends on the tariffs and can be up to 12 months (account validity). This validity period can be extended by top-up credits. If a customer exceeds the account validity date, he will stay in a grace period of either 3 or 12 months depending on his tariff, in which the customer can only receive voice or data communication. If the prepay account has not been topped up during this grace period, the customer is churned.

For information regarding a dispute concerning our investment in PTC, including challenges to our ownership of PTC shares, see “Item 8. Financial Information—Legal Proceedings.”

Hungary

Through T-Mobile Hungary (formerly Westel Mobil Távközési Rt., which was re-named T-Mobile Hungary Ltd. in May 2004), T-Mobile offers mobile telecommunications services to individual and business customers in Hungary. Our interest in T-Mobile Hungary is held through a 59% interest in Magyar Telekom.

At December 31, 2006, T-Mobile Hungary had approximately 4.4 million customers, compared to approximately 4.2 million at December 31, 2005. Of the total customers at December 31, 2006, approximately 1.5 million were contract customers, compared to approximately 1.3 million at December 31, 2005. T-Mobile Hungary had approximately 2.9 million prepay customers at December 31, 2006, approximately the same number as it had at December 31, 2005.

T-Mobile Hungary’s average churn rate during 2006 was 1.5% per month, which is approximately the same as in 2005. The average contract churn rate decreased, from 0.9% per month in 2005 to 0.8% per month in 2006, primarily as a result of various customer retention campaigns in 2006. The corresponding prepay customer churn rate was 1.8% per month, which is approximately the same as in 2005. Generally, a contract customer of T-Mobile Hungary is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. In the absence of re-charging, a prepay customer is churned after a period of 12 to 16 months depending on the amount charged on the prepay card.

The Netherlands

Through T-Mobile Netherlands, T-Mobile offers mobile telecommunications services to individual and business customers in the Netherlands.

At December 31, 2006, T-Mobile Netherlands had approximately 2.6 million customers, compared to approximately 2.3 million customers at December 31, 2005. This increase is mainly a result of growth in both contract and prepay customers. At the end of 2006, approximately 1.3 million customers were contract customers and approximately 1.2 million were prepay customers, compared to approximately 1.2 million contract customers and approximately 1.1 million prepay customer at the end of 2005.

The average churn rate for 2006 was 2.8% per month, compared to an average churn rate of 3.1% per month in 2005, due to a decrease in the contract churn rate, which was partially offset by an increase in the prepay churn rate. The average contract churn rate decreased from 2.2% per month in 2005 to 1.5% per month in 2006 due to attractive retention offers to contract customers. The average prepay churn rate increased from 4.0% per month in 2005 to 4.2% per month in 2006 due to increased competition in the Dutch market. In general, a contract customer of T-Mobile Netherlands is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. If a prepay customer has neither originated nor received a voice or non-voice activity (or received only SMS/MMS messages) for a period of 180 days, the customer is churned and removed from the customer base, provided the customer’s account has not been re-charged during that period.

Czech Republic

Through T-Mobile Czech Republic, T-Mobile offers mobile telecommunications services to individual and business customers in the Czech Republic. T-Mobile’s equity interest in T-Mobile Czech Republic is held through its wholly-owned subsidiary, CMobil, which owns approximately 61% of T-Mobile Czech Republic.

At December 31, 2006, T-Mobile Czech Republic had approximately 5.0 million customers, compared to approximately 4.6 million at December 31, 2005. Of the total customers at December 31, 2006, approximately 1.8 million were contract customers, compared to approximately 1.3 million at December 31, 2005. T-Mobile Czech Republic had approximately 3.2 million prepay customers at December 31, 2006, compared to approximately 3.3 million prepay customers at December 31, 2005.

T-Mobile Czech Republic’s average churn rate increased during 2006, from 1.1% per month in 2005, to 1.4% per month in 2006, primarily due to an increase of the prepay churn rate. The average contract churn rate during 2006 was 0.7% per month, compared to the average contract churn rate of 0.6% per month during 2005. The average prepay churn rate during 2006 was 1.7% per month, compared to the average prepay churn rate of 1.3% per month during 2005, which was driven by a higher number of customers who were acquired with special time limited offers. Generally, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. In the absence of re-charging, a prepay customer is churned 30 days after completing a period of 12 months without charged voice or data communications activity.

Austria

Through T-Mobile Austria, T-Mobile offers mobile telecommunications services to individual and business customers in Austria. On April 28, 2006, T-Mobile Austria acquired tele.ring. At December 31, 2006, T-Mobile Austria had approximately 3.2 million mobile customers (including approximately 1.0 million tele.ring customers). Of the total customers at December 31, 2006, approximately 2.0 million were contract customers (including approximately 0.8 million tele.ring customers) and approximately 1.2 million were prepay customers (including approximately 0.2 million tele.ring customers).

T-Mobile Austria’s acquisition of tele.ring is subject to certain conditions imposed by the European Commission and the Austrian Telekom-Control-Kommission. The main conditions are the sale of certain sites and UMTS frequencies to smaller competitors in order to strengthen their market and competitive positions. T-Mobile Austria will sell redundant sites not being used after the merger of the two networks. On September 23, 2006, T-Mobile Austria and tele.ring legally merged.

T-Mobile Austria’s average churn rate during 2006 slightly increased to 1.9% per month (tele.ring’s average churn rate was 2.3% per month during 2006), as compared to the average churn rate of 1.8% per month during 2005. The average churn rate for contract customers during 2006 remained unchanged at 1.3% per month compared to 2005 (tele.ring’s average contract churn rate was 1.5% per month during 2006). In general, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

Since the beginning of December 2004, T-Mobile Austria has generally churned prepay customers if they had 12 months and six weeks without any account movements (e.g., account top-up or outgoing traffic) and six months without incoming voice calls longer than one minute. Tele.ring generally churns prepay customers after three months without any account movements.

Croatia

Through T-Mobile Hrvatska d.o.o. (“T-Mobile Croatia”), T-Mobile offers mobile telecommunications services to individual and business customers in Croatia. Deutsche Telekom’s equity interest in T-Mobile Croatia is held through its 51% equity interest in T-Hrvatski Telekom, which owns 100% of T-Mobile Croatia’s share capital.

At December 31, 2006, T-Mobile Croatia had approximately 2.2 million customers, compared to approximately 1.9 million at December 31, 2005. Of the total customers at December 31, 2006, approximately 0.6 million were contract customers, compared to approximately 0.4 million at December 31, 2005. T-Mobile Croatia had approximately 1.6 million prepay customers at December 31, 2006, compared to approximately 1.5 million at December 31, 2005.

T-Mobile Croatia’s average monthly churn rate during 2006 was 1.1%, compared to 1.0% in 2005. The average contract churn rate was 1.1% per month in 2006, which remained unchanged, compared to 2005. The average prepay churn rate during 2006 was 1.1% per month, compared to 1.0% per month in 2005. In general, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. Until December 2005, a prepay customer was churned after a period of 90 days without re-charging. In December 2005, T-Mobile Croatia changed its churn policy to churn a prepay customer after a period of 270 days without re-charging, which is in line with its competitors.

Slovakia

Through T-Mobile Slovensko, T-Mobile offers mobile telecommunications services to individual and business customers in Slovakia. T-Mobile Slovensko has been fully consolidated since the beginning of 2005. Prior to 2005, we did not fully consolidate T-Mobile Slovensko as we were not in a control position, due to certain minority holder rights. Deutsche Telekom’s equity interest in T-Mobile Slovensko is held through its 51% equity interest in Slovak Telekom, a.s., which owns 100% of T-Mobile Slovensko’s share capital.

At December 31, 2006, T-Mobile Slovensko had approximately 2.2 million customers, compared to approximately 2.0 million at December 31, 2005. Of the total customers at December 31, 2006, approximately 1.0 million were contract customers, compared to approximately 0.8 million at December 31, 2005. T-Mobile Slovensko had approximately 1.2 million prepay customers at December 31, 2006, which is approximately the same number of prepay customers it had at December 31, 2005.

T-Mobile Slovensko’s average churn rate during 2006 was 1.6% per month, which represents a decrease from 1.9% in 2005. The average contract churn rate decreased, from 1.3% per month in 2005 to 1.0% per month in 2006, primarily due to intensive retention campaigns. The average prepay churn rate decreased, from 2.3% per month in 2005 to 2.0% per month in 2006, primarily due to the discontinuation in 2006 of a promotion providing prepaid SIM cards to customers on a trial basis in comparison with 2005.

Generally, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer is churned after a period of 12 months without re-charging calculated from the last use, or if the prepay account is overdrawn.

Macedonia

In Macedonia, T-Mobile offers mobile telecommunications services through T-Mobile Macedonia. T-Mobile Macedonia is a wholly-owned subsidiary of A.D. Makdonski Telekom unikacii (“MakTel”), which is majority owned by Magyar Telekom.

At December 31, 2006, T-Mobile Macedonia had approximately 0.9 million customers, which is approximately the same number of customers it had at December 31, 2005.

Montenegro

In Montenegro, T-Mobile offers mobile telecommunications services through T-Mobile Crna Gora (Montenegro). All of the share capital of T-Mobile Crna Gora (Montenegro) is held by Crnogorski Telekom, which is majority owned by Magyar Telekom.

At December 31, 2006, T-Mobile Crna Gora (Montenegro) had approximately 0.3 million customers, compared to 0.2 million customers at December 31, 2005.

Seasonality

T-Mobile’s business in each of its principal markets is affected by seasonal factors, with a general increase in sales of products and services occurring during the fourth calendar quarter, due to holiday purchases. As a result, T-Mobile’s performance during the fourth quarter can have a significant influence on its performance for the full year.

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

Marketing and Sales

Each of T-Mobile’s principal subsidiaries uses its own combination of direct and indirect distribution channels to market its products and services to its customers. In each of T-Mobile’s principal markets, T-Mobile markets its products and services to retail customers through its own network of direct-retail outlets, which are continuously being expanded. In Germany, these direct retail outlets (T-Punkt shops) are operated by a separate affiliated company for the entire Deutsche Telekom group. Further direct-sales channels include a direct-sales force dedicated to business customers, sales through customer service and the T-Mobile Web sites, which are used for customer-relationship management as well as for sales transactions. In addition, third-party distributors, who typically market the products and services of multiple mobile network operators, play a significant role in distribution. Our mobile telecommunications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and offering special commissions.

Mobile telecommunications resellers and MVNOs are also an important distribution channel for T-Mobile products and services, especially in Germany and the United Kingdom. Mobile telecommunications resellers purchase network access at wholesale rates, and mobile devices at a discount, from network operators, resell packaged services and mobile devices under their own brands through their own distribution channels, charge their customers at rates that they set independently and provide customer service and technical support.

T-Mobile provides its customers with access to T-Mobile specific and third-party content services as well as to the open Internet. Content provided to customers is either for free, in which case the customer only has to pay the normal connection charges to view the content, or it is premium content, where a customer pays a specific charge through the customer’s mobile telephone bill to access the content.

Since 2005, T-Mobile, through its “web’n walk” product, offers its customers mobile open access to the Internet on mobile phones. T-Mobile believes that this strategy is superior to the offers of its competitors, who determine the content access for its customers.

Dependence on Patents, Licenses and Industrial, Commercial or Financial Contracts

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

To enable us to offer mobile telecommunications services in the different jurisdictions in which we operate, we require, and therefore are dependent on, telecommunications licenses from the relevant authorities in each of these jurisdictions. For further information, see “—Regulation.”

We do not believe that T-Mobile is dependent on any third-party industrial, commercial or financial contracts.

Competition

General

Competition in the mobile telecommunications market is generally intense and conducted on the basis of price, subscription options and range of services offered, offers of subsidized mobile devices, coverage, innovation and quality of service.

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

In addition, new technologies, whether introduced by us or by others, can be expected to draw customers from existing technologies, including our customers. The competitive dynamics of the mobile telecommunications industry, therefore, could change in ways that we cannot predict which could adversely affect our results of operations and, thus, our financial position.

United States

T-Mobile USA faces intense competition in the U.S. mobile telecommunications market from the three other large national mobile providers, Verizon, Cingular and Sprint/Nextel, and from various regional operators. These four large national carriers are estimated to represent approximately 85% of the total U.S. mobile telephony customer base as of September 30, 2006. T-Mobile USA’s customer market share, measured against the other large nation-wide operators, was approximately 13% at September 30, 2006, which was the same at December 31, 2005. Most of these competitors or their predecessors had been operating in the U.S. mobile telecommunications market for a considerable time prior to the entry of T-Mobile USA’s predecessors into the U.S. market.

Verizon, Cingular and Sprint/Nextel together represent approximately 74% of the total U.S. mobile telephony market in terms of customers as of September 30, 2006. These companies have potential advantages of size and scale that could allow them to deliver services in a more cost-efficient manner and thereby negatively affect T-Mobile USA’s competitive position.

The U.S. mobile telecommunications market is quite different in a number of respects from the European mobile telecommunications markets. For example, there is no single communications standard. In addition, licenses to provide wireless services cover numerous localities, rather than the entire nation. It can therefore be difficult for network operators to obtain the spectrum needed in some localities to expand customer bases, upgrade the quality of service and add new services, particularly in densely populated urban areas. Low population density in other areas can cause problems with network efficiency and result in large geographic areas with no or limited coverage. For these and other reasons, including the extremely high penetration level of reliable, low cost, fixed-line telephony services, penetration levels for mobile telephony services in the United States are generally lower than penetration levels in Western European countries. As a result, mobile telecommunications operators in the U.S. market generally continue to invest heavily in order to encourage and capture growth in customer numbers.

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

Germany

In Germany, T-Mobile Deutschland faces intense competition from mobile network operators Vodafone, E-Plus and O2. We believe that T-Mobile Deutschland maintained its market leadership position, in terms of number of customers, at September 30, 2006, but its smaller competitors, O2 and E-Plus, gained ground compared to 2005.

T-Mobile believes that T-Mobile Deutschland had a customer market share of approximately 37% at September 30, 2006, while Vodafone had a customer market share of approximately 36%, E-Plus had a customer market share of approximately 15% and O2 had a customer market share of approximately 13%. T-Mobile believes that the overall penetration rate in the German mobile telecommunications market was approximately 100% at September 30, 2006.

In the retail market, in addition to competition from other network operators, T-Mobile Deutschland faces significant competition from resellers. T-Mobile expects that, in the short term, the multi-brand strategy of E-Plus, as well as the market entry of existing and potentially new resellers will significantly affect mobile telephony prices and attract customers from the other existing mobile operators.

United Kingdom

In the United Kingdom, T-Mobile UK faces intense competition, principally from Vodafone, O2 and Orange. In addition, T-Mobile UK faces competition from “3” (a brand name of Hutchison 3G UK Limited). T-Mobile believes that T-Mobile UK’s customer market share, which includes customers of Virgin Mobile, decreased to approximately 24% as of September 30, 2006, compared to approximately 25% in 2005. Virgin Mobile has changed its customer base definition and as a result, its subscriber base decreased at the beginning of 2006. T-Mobile believes that the penetration rate in the UK mobile telecommunications market was approximately 114% at September 30, 2006.

In the retail market, in addition to competition from other mobile network operators, T-Mobile UK faces significant competition from resellers, as well as from other MVNOs.

Poland

In Poland, PTC faces competition from Polkomtel and Centertel. T-Mobile believes that PTC’s customer market share was approximately 34% at September 30, 2006 and that the penetration rate in the Polish mobile telecommunications market was approximately 90% at September 30, 2006.

Hungary

In Hungary, T-Mobile Hungary faces competition from Pannon GSM and Vodafone Hungary. T-Mobile believes that T-Mobile Hungary’s customer market share was approximately 45% as of September 30, 2006, approximately the same market share as in 2005, Pannon GSM had a market share of approximately 34%, compared to 33% in 2005, and Vodafone Hungary had a market share of approximately 21% in 2006, compared to approximately 22% in 2005. T-Mobile believes that the penetration rate in the Hungarian mobile telecommunications market was approximately 93% at September 30, 2006.

The Netherlands

In the Netherlands, T-Mobile Netherlands faces intense competition from KPN Mobile (including Telfort), Vodafone and Orange. T-Mobile believes that T-Mobile Netherlands’ customer market share was approximately 15% as of September 30, 2006, compared to approximately 14% in 2005, while KPN Mobile (including Telfort), Vodafone and Orange had a market share of approximately 50%, 23% and 12%, respectively, in 2006, compared to approximately 50%, 24% and 12%, respectively, in 2005. T-Mobile believes that the penetration rate in the Dutch mobile telecommunications market was approximately 103% at September 30, 2006.

In the Dutch retail market, in addition to competition from the mobile network operators mentioned above, T-Mobile Netherlands competes with an increasing number of MVNOs.

Czech Republic

In the Czech Republic, T-Mobile Czech Republic faces competition from Telefónica O2 Czech Republic (formerly Eurotel Praha) and Vodafone Czech Republic (formerly Oskar Mobil). T-Mobile believes that T-Mobile Czech Republic’s customer market share was approximately 41% at September 30, 2006, compared to approximately 41% in 2005, Telefónica O2 Czech Republic had approximately 40%, compared to approximately 41% in 2005, and Vodafone Czech Republic had approximately 19%, compared to approximately 19% in 2005. We believe that the penetration rate in the Czech mobile telecommunications market was approximately 116% at September 30, 2006.

Austria

In Austria, T-Mobile Austria primarily faces competition from mobilkom austria, ONE and “3”. T-Mobile believes that T-Mobile Austria’s customer market share after the consolidation of tele.ring was approximately 35% at September 30, 2006, and the customer market shares of mobilkom austria, ONE and “3” were approximately 39%, 22% and 4%, respectively. T-Mobile believes that the penetration rate in the Austrian mobile telecommunications market was approximately 110% at September 30, 2006.

Croatia

In Croatia, T-Mobile Croatia faces competition from VIPnet and Tele2. T-Mobile believes that T-Mobile Croatia’s customer market share was approximately 50% as of September 30, 2006, compared to approximately 52% in 2005. T-Mobile believes that the penetration rate in the Croatian mobile telecommunications market was approximately 93% at September 30, 2006.

Slovakia

In Slovakia, T-Mobile Slovensko faces competition from Orange. T-Mobile believes that T-Mobile Slovensko’s customer market share was approximately 45% as of September 30, 2006, compared to approximately 45% in 2005. T-Mobile believes that the penetration rate in the Slovak mobile telecommunications market was approximately 87% at September 30, 2006.

Macedonia

In Macedonia, T-Mobile Macedonica faces competition from Cosmofon AD. T-Mobile believes that T-Mobile Macedonia’s customer market share was approximately 67% at September 30, 2006, compared to approximately 70% at September 30, 2005. T-Mobile believes that the penetration rate in the Macedonian mobile telecommunications market was approximately 66% at September 30, 2006.

Montenegro

In Montenegro, T-Mobile Crna Gora (Montenegro) faces competition from ProMonte. T-Mobile believes that T-Mobile Crna Gora’s customer market share was approximately 36% as of September 30, 2006, compared to approximately 40% in 2005.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and customer-oriented multimedia services. Broadband/Fixed Network also provides services to national and international network operators and resellers, and provides products and services for Deutsche Telekom’s other strategic business areas.

The merger of T-Online International AG into Deutsche Telekom AG, which had been approved by shareholders in 2005, did not become immediately effective due to lawsuits filed by some T-Online shareholders. However, with the final ruling of the Federal Court of Justice (Bundesgerichtshof), the merger became effective when it was entered in the commercial registers on June 6, 2006. With the entry of the merger in the commercial registers, T-Online shareholders became Deutsche Telekom AG shareholders. Following the merger, T-Online no longer reports as a separate legal entity. However, Deutsche Telekom still employs the T-Online brand for most of Broadband/Fixed Network’s mass market IP-based services in Germany. For more information relating to the merger, see “Item 5. Operating and Financial Review and Prospects—Management Overview” and “Item 8. Financial Information—Legal Proceedings.”

The merger of T-Online into Deutsche Telekom has enabled the Broadband/Fixed Network strategic business area to achieve improved structural as well as product and service efficiencies. Customers now receive fully integrated products and services from a single source, which previously were provided separately by T-Com and T-Online. Additionally, a new, simplified and integrated portfolio of rates and services was introduced in September 2006. The new portfolio, called “3x3 Complete Packages” (3x3 Komplettpakete), includes a variety of flat rates and services for telephony, surfing the Internet and Internet television in an assortment of combinations. These product offerings are marketed as basic telephony services (“single-play”), telephony and high-speed Internet access (“double-play”) and high-speed Internet access, communications services and entertainment offerings (“triple-play”). Triple-play, also marketed as “T-Home,” was launched in October 2006.

Principal Activities

The Broadband/Fixed Network strategic business area operates one of the largest fixed-line networks in Europe in terms of the number of lines provided. Broadband/Fixed Network also operates one of the largest Internet Service Providers (“ISPs”) in Europe in terms of subscribers and revenues. Broadband/Fixed Network reports its domestic and international operations separately. The Scout24 group is included within domestic operations since its parent company has its registered office in Germany. The principal activities of the Broadband/Fixed Network strategic business area include:

•	Network communications services, consisting of network access products (excluding broadband) and calling services;

•	Wholesale services, for domestic and international customers, including voice services, IP services, network and access services (Resale DSL and the unbundled local loop) and solutions;

•

IP/Internet products and services (mainly marketed to retail customers under the T-Online brand name), including broadband access, VoIP, ISP access-related services, video-on-demand, triple-play services, digital distribution platforms for games (marketed as Gamesload), software (marketed as Softwareload) and music (marketed as Musicload);

•

Data communications services and solutions provided through the Business Customers strategic business area to small- and medium-sized enterprises, including products based on IP, which include intranet and extranet solutions, as well as leased lines;

•	Value-added services (special purpose telephony services), including toll-free services and public payphones;

•	Other services, including publishing services, customer retention programs, installation and maintenance services;

•	Terminal equipment for telecommunications, including the distribution of T-Com’s own brand as well as the brands of leading telecommunications and IT manufacturers;

•

Fixed-line network services, wholesale services, IP/Internet services and multimedia services (radio and television) in certain countries in Eastern Europe, through its subsidiaries Magyar Telekom (Hungary), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia); and

•	IP/Internet services in Western Europe provided through T-Online Spain (marketed as “Ya.com”) and T-Online France (marketed as “Club Internet”).

Most of Broadband/Fixed Network’s revenues in 2006 were derived from fixed-line network communications services provided within Germany, primarily in the form of access and calling services revenues. For more information, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Broadband/Fixed Network.”

The following table reflects the number of broadband and narrowband access lines in operation supported by our Broadband/Fixed Network strategic business area:

	As of December 31, 2006	As of December 31, 2005	% Change December 31, 2006/ December 31, 2005	As of December 31, 2004	% Change December 31, 2005/ December 31, 2004
	(millions, except where indicated)
Broadband(1)
Lines (total)(2)	11.7	8.6	36.9	6.1	41.5
Domestic(3)	10.3	7.9	29.8	5.8	36.9
of which: resale(4)	3.2	1.6	n.m.	0.2	n.m.
International(5)	1.4	0.6	n.m.	0.3	n.m.
Broadband rates (total)(6)	8.0	5.5	45.5	3.8	45.6
of which: domestic	6.3	4.5	41.2	3.2	38.0
Narrowband(1)
Lines (total)(2)	39.0	41.2	(5.5)	42.8	(3.7)
Domestic(7)	33.2	35.2	(5.8)	36.8	(4.1)
Standard analog lines	24.2	25.5	(5.2)	26.4	(3.3)
ISDN lines	9.0	9.8	(7.5)	10.4	(6.1)
International (Eastern Europe only)	5.8	6.0	(3.9)	6.1	(1.0)
Magyar Telekom(8)	3.0	3.2	(5.7)	3.2	(0.4)
Slovak Telekom	1.2	1.2	(2.3)	1.2	(3.9)
T-Hrvatski Telekom	1.6	1.7	(1.7)	1.7	(0.1)
Narrowband rates (total)(6)	3.2	4.4	(27.2)	5.4	(19.1)
Internet customers with a billing relationship (total)(9)(10)	16.6	15.2	8.8	14.5	5.1

n.m.—not meaningful

Table includes broadband and narrowband lines (Germany plus Eastern and Western Europe). Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom; Western Europe includes T-Online Spain and T-Online France.

(1)	The total was calculated on the basis of precise figures and rounded to millions. Percentages have been calculated on the basis of precise figures.
(2)	Lines in operation.
(3)	Broadband lines excluding lines for internal use.

(4)	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom group.
(5)	Western Europe includes only broadband lines on Broadband/Fixed Network’s own network.
(6)	Represents customers with an ISP billing relationship (“ISP customers”) in Germany, Eastern and Western Europe. These amounts include PAYG customers of Magyar Telekom.
(7)	Telephone lines excluding internal use and public payphones, including wholesale services.
(8)	Narrowband lines for December 31, 2006, encompass customer relationships for Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro). Prior-year comparatives have not been adjusted.
(9)	Total calculated on the basis of customers (broadband and narrowband rates) in Germany, Western and Eastern Europe with a billing relationship and pay as you go customers (those customers who do not have a rate plan with a monthly basic charge).
(10)	Figures include T-Hrvatski Telekom’s subsidiary Iskon Internet d.d. since June 2006.

During 2006, the number of Broadband/Fixed Network’s narrowband lines in Germany decreased at a greater rate than expected. This is primarily due to increased competition from alternative fixed-network providers with fully integrated bundled packages, as well as fixed-to-mobile substitution. The loss of narrowband customers also occurs in connection with customers’ initial acquisition of a broadband line. Additionally, since the merger of T-Online with Deutsche Telekom was not effective until June 2006, the Broadband/Fixed Network strategic business area had only limited capacity to act in the market with the integrated product offerings.

In Germany, the number of Broadband/Fixed Network narrowband lines decreased by 2.0 million or 5.8% to 33.2 million in 2006. Broadband/Fixed Network’s estimated market share for narrowband lines declined from 94.9% in 2004 to 91.3% in 2005 to 86.9% in 2006 based on information from the Federal Network Agency’s 2006 annual report. Although not as significant as the factors mentioned above, substitution by cable network operators also contributed to this decline.

Broadband/Fixed Network intends to pursue new business opportunities, and expects to continue its growth in the broadband area and to increase the number of broadband lines in operation through the offering of more competitive rate plans, including flat-rate plans, and new products and services. Broadband/Fixed Network also intends to introduce non-access related broadband services. In addition, the Broadband/Fixed Network strategic business area is focusing on defending its market share in its core businesses by stabilizing narrowband access lines and reducing the loss of call minutes.

Broadband services allow customers to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up services. Broadband is used to refer to ADSL (asymmetric digital subscriber line), ADSL2 and ADSL2+ (more advanced ADSL technology) and VDSL (very high-speed digital subscriber line) technologies, for which the downstream data rate is greater than 128 Kbit/s. For more information, see “—Operations in Germany—IP/Internet Services—Broadband Access” below.

The broadband market continued to grow during 2006. Falling prices for services provided by Internet service providers (ISPs), and competitively priced bundled broadband access, voice and ISP product offerings by fixed-network operators, were factors in the continued growth of the broadband market.

The total number of broadband lines in operation in Germany provided by Broadband/Fixed Network increased by 2.4 million, or 29.8%, from 7.9 million at December 31, 2005 to 10.3 million at December 31, 2006. This increase was primarily due to an increase in the number of Resale DSL lines sold to alternative providers from 1.6 million at December 31, 2005 to 3.2 million at December 31, 2006. This incease was also due to an increase in the rate of growth of retail DSL customers in Germany, especially in the fourth quarter after Broadband/Fixed Network’s initial introduction of bundled offerings providing broadband access, voice and ISP products. We expect the number of retail and Resale DSL lines in operation provided by Broadband/Fixed Network to continue to increase in conjunction with the overall increase in the market for broadband connections in Germany.

With approximately 16.6 million ISP customers as of December 31, 2006, Broadband/Fixed Network is one of the largest European ISPs, based on both revenues and number of customers. Compared to December 31, 2005, Broadband/Fixed Network’s ISP customers increased by approximately 1.4 million. The total number of customers with broadband rates increased by 2.5 million, or 45.5%, from 5.5 million as of December 31, 2005 to 8.0 million at the end of 2006. The increase in ISP customers with broadband rates was partially offset by a decrease in ISP customers with narrowband rates. Customers with narrowband rates decreased by 1.2 million, or 27.2%, from 4.4 million as of December 31, 2005 to 3.2 million at the end of 2006, primarily due to customer migration from narrowband rates to broadband rates. In Germany, the number of customers with broadband rates increased 41.2%, from 4.5 million as of December 31, 2005 to 6.3 million as of December 31, 2006. International operations posted a 63.4% increase in the number of customers with broadband rates as of December 31, 2006, compared to December 31, 2005. The growth internationally is primarily due to attractive products and rate offerings in Eastern and Western Europe. The comparatively low market penetration rates in Eastern Europe provide for continuing growth opportunities.

Broadband/Fixed Network expects that market share in narrowband access lines and the prices for narrowband products will continue to decrease due to fixed-to-mobile substitution, competition from other fixed- line operators and an increase in sales of broadband products in connection with increased use of IP-based networks. Broadband/Fixed Network also expects that the adoption of IP-based networks by fixed-line operators will lead to the obsolescence of PSTN networks in the medium term. This should contribute to a loss in narrowband access lines, which we belive will be accompanied by a smaller increase in the number of broadband lines in operation and related demand for products by ISP customers.

We expect that the new 3x3 Complete Packages integrated product and rate portfolio, which was introduced in September 2006, will contribute to increased use of broadband lines and ISP products by our customers. These new integrated offers were accepted by 3.6 million customers as of December 31, 2006. The integrated broadband access, ISP and VoIP features available from Broadband/Fixed Network in conjunction with the new service initiatives are expected to increase customer satisfaction and loyalty.

Operations in Germany

Network Infrastructure

Broadband/Fixed Network’s present network infrastructure is comprised of access and transmission networks and service platforms.

Broadband/Fixed Network has been investing in modern network infrastructure technologies since 2005, which will form the basis of its next generation network (NGN). The development of Broadband/Fixed Network’s NGN is a long-term objective and necessitates the implementation and integration of network enhancement technologies, as well as other technologies. NGN technologies are currently being integrated into the existing network infrastructure and will replace elements of the existing network, such as asynchronous transfer mode (ATM) and Synchronous Digital Hierarchy (SDH), as well as platforms such as the public switched telephone network (PSTN). The network infrastructure will integrate existing constituent IP platforms into a single IP architecture and will benefit from the performance advantages offered by high-speed network structures. The overall design concept of T-Com’s migration to a NGN based network is based on several key principles. For instance, introduction of leading-edge NGN technologies on all network layers denotes a move towards a layered architecture, a shift from circuit (i.e., voice based) to packet technologies (i.e., IP-based), and utilization of ethernet and passive optical network technologies. An NGN approach results in a reduction in an assortment of technologies and platforms through its utilization of a leaner infrastructure, as well as in a reduction in resources needed to operate the network. Therefore, implementation of NGN technologies increases the efficiency and innovation potential of the existing network. Implementation of the NGN will result in the replacement of certain service platforms in the mid- to long-term, including our PSTN.

Access Network

Broadband/Fixed Network offers ICT access for individual customers, very small business customers and other carriers. Typically a customer has access to Broadband/Fixed Network’s network by means of a copper cable that runs from Broadband/Fixed Network’s transmission network to the customer’s home or office. The portion of the access network that connects the transmission network to the customer is commonly referred to as the “last mile” or “local loop.” Broadband/Fixed Network began to significantly upgrade its access network in 2005 through implementation of the NGN enabling access technologies, such as VDSL high-speed access technology. The implementation of VDSL beyond the initial ten more densely populated metropolitan areas was temporarily suspended in 2006 due to concerns surrounding regulatory developments. Broadband/Fixed Network intends to continue to pursue the build-out of its network but expects that this will occur more slowly than originally anticipated.

Broadband/Fixed Network also intends to continue to upgrade its broadband-access network by expanding the use of ADSL2+ technology. ADSL2+ will enable customers to realize access speeds of up to 20 Mbit/s. The ADSL2+ technology will be provided to approximately 700 smaller cities and less densely populated urban areas in Germany.

For more information regarding network-access regulation, see “—Regulation—German Telecommunications Regulation—Interconnection.”

Transmission Network

Broadband/Fixed Network’s transmission network consists of fiber-optic cables enhanced with Wavelength Division Multiplexing (WDM) and SDH technologies, as well as other network components. WDM uses wavelengths of light to increase the capacity of fiber-optic cables, thereby allowing multiple communication channels. This allows Broadband/Fixed Network to increase the capacity of its transmission network without having to use additional fiber-optic cable. SDH is an international high-speed transmission standard, which improves network management and increases the reliability of fiber-optic networks. During 2006, Broadband/Fixed Network began to reduce its investment in SDH significantly due to the planned gradual upgrade to NGN enabling technologies. Broadband/Fixed Network plans to extend further its use of WDM and other network enhancement technologies based on the demands of its customers and in conjunction with our ongoing broadband strategy.

Service Platforms

Broadband/Fixed Network uses its service platforms to enable the provision of voice, data and other value-added services to its customers. Broadband/Fixed Network’s service platforms include IP-based and ATM technologies, which permit the high-quality transmission of large amounts of data (e.g., VoIP, text, audio and video). These platforms allow Broadband/Fixed Network to deliver a wide range of products and services to individual and business customers. The products and services delivered on these service platforms include browser access to the World Wide Web and virtual private networks (VPNs). Server connections to the World Wide Web are also employed in Broadband/Fixed Network’s service platforms.

Network Communication Services

Network Access Products

Broadband/Fixed Network offers network access to its individual and business customers through a variety of access-line packages, which generally include a fixed monthly payment and a variable component based on traffic volume. These access-line packages may contain standard analog-line access or digital-line access, the latter of which is also known as Integrated Services Digital Network (ISDN) access lines. In addition, both types of access lines are a prerequisite for broadband access and can be enhanced by increasing their bandwidth capacity through the use of DSL technology as described below under “—IP/Internet Services.”

Narrowband Access

T-Net Access

Broadband/Fixed Network’s standard access voice products are marketed under the brand name “T-Net” and permit the customer to use a single telecommunications channel for voice, data or facsimile transmission at speeds of up to 56 Kbit/s. The following table shows the number of T-Net access lines in operation, excluding public payphones, as of December 31 for each of the periods presented:

Year	T-Net Access Lines
2004	26.4 million
2005	25.5 million
2006	24.2 million

The number of T-Net access lines in operation has continued to decrease from 2004 to 2006. Broadband/Fixed Network expects this trend to continue in the future. Competition, due to regulatorily mandated unbundling of the PSTN and DSL access lines in 2008, and conversion of the network to the NGN, are expected to be significant factors in this decrease.

T-ISDN Access

Broadband/Fixed Network’s ISDN access products are marketed under the brand name “T-ISDN” and permit a single customer access line to be used simultaneously to provide multiple products and services, including voice, data and facsimile transmission at 64 Kbit/s, which can be increased to 128 Kbit/s using channel bundling. Compared to regular voice telephone lines, ISDN technology provides connections with faster transmission speeds and increases Broadband/Fixed Network’s network usage rates.

Broadband/Fixed Network offers two types of T-ISDN access lines: basic and primary. Basic T-ISDN access lines provide two telecommunications channels per access line and are offered to individual as well as business customers. Primary T-ISDN access lines provide 30 telecommunications channels per access line and are offered mainly to business customers. The following table shows the number of ISDN access lines and channels in operation as of December 31 for each of the periods presented:

	ISDN Access Lines(1)
Year	Basic	Primary	Total ISDN Channels(2)
2004	10.4 million	97,000	23.9 million
2005	9.8 million	93,000	22.5 million
2006	9.1 million	89,000	20.9 million

(1)	ISDN lines including internal use and public payphones, including wholesale services.
(2)	Calculations of Total ISDN Channels based on actual figures.

The number of basic T-ISDN access lines decreased in 2006 compared to 2005, primarily as a result of increased competition, especially from new integrated voice and Internet products, and saturation of the ISDN market. Another factor in the decrease in the number of T-ISDN access lines was the migration of T-DSL customers, who had been using T-ISDN access lines in conjunction with broadband service, to T-Net access lines after April 1, 2004. This migration occurred after Broadband/Fixed Network increased the price of T-DSL when purchased in combination with T-ISDN, and reduced the price of T-DSL when purchased in combination with T-Net. Broadband/Fixed Network expects this trend to continue.

Broadband/Fixed Network expects the number of narrowband access lines in operation to continue to decrease in the future due to increased competition, fixed-to-mobile substitution and increased acceptance of VoIP.

Calling Services

T-Net and T-ISDN permit comprehensive local, regional and international calling services, and dial-up Internet access, and offer customers many of the same services, such as three-way calling, call-waiting and caller ID. T-ISDN also offers several features not available to T-Net customers, including a second connection channel, which allows the customer to have three separate telephone numbers to use the telephone, send or receive faxes and use the Internet simultaneously.

In 2006, Broadband/Fixed Network’s competitors continued to make considerable inroads into the calling services market, primarily as a result of regulatory decisions favoring increased competition in the fixed-line area. Competitors have introduced their own infrastructure and continue to make investments in interconnection points to benefit from favorable pricing conditions. The decrease in the number of Broadband/Fixed Network’s call minutes in Germany continued in 2006, due to loss of access lines to these competitors, fixed-to-mobile substitution and increased acceptance of VoIP. Broadband/Fixed Network’s call plans with a flat-rate component, which were initially introduced in 2005 and expanded and improved in 2006, have led to an increase in call minutes by customers through those plans.

To counter some of these competitive challenges, Broadband/Fixed Network introduced several different rate plans, designed to provide customers with reduced per-call rates for an additional monthly fee. These new rate plans were designed to better meet the demands of specific customer segments, compared to Broadband/Fixed Network’s existing rate plans. Broadband/Fixed Network believes that there is a trend towards including and increasing flat-rate components in rate plans. In addition, in October 2006, Broadband/Fixed Network completed the introduction of its new 3x3 Complete Packages product portfolio, which offers customers a choice of three different levels of single-play, double-play and triple-play. Broadband/Fixed Network expects calling minutes with respect to the newly introduced flat rate plans to increase. However, overall, Broadband/Fixed Network expects calling minutes and revenues in the future to decrease due to continued loss of narrowband access lines, continued fixed-to-mobile substitution and the increased acceptance of VoIP.

Wholesale Services

Through its wholesale services business, Broadband/Fixed Network provides products and services to other domestic carriers and service providers, as well as to other members of the Deutsche Telekom group, in accordance with regulatory guidelines stipulated by the Federal Network Agency. Within Wholesale Services, International Carrier Sales & Solutions (ICSS), is responsible for the international wholesale business. ICSS’ services and solutions are sold globally under the Deutsche Telekom brand. Wholesale products and services provided to third-party and Deutsche Telekom group customers include the following:

Domestic Services

Interconnection services

Broadband/Fixed Network’s interconnection services primarily consist of call origination and the transit and termination of switched voice traffic. The terms under which Broadband/Fixed Network interconnects its telephone network with the networks of other domestic carriers and service providers are either bilaterally negotiated or imposed by the Federal Network Agency. At December 31, 2006, Broadband/Fixed Network had 135 interconnection arrangements. Bilateral interconnection agreements existed with 88 of these carriers, while the remaining carrier interconnections were implemented on the basis of an interconnection order from the Federal Network Agency. The Federal Network Agency mandated price reductions on interconnection prices valid from June 1, 2006 until November 30, 2008.

IP services

Broadband/Fixed Network provides Internet transport services for broadband and narrowband service providers (“virtual ISP services”) as well as transport services for carrier interconnection. In addition, Broadband/Fixed Network offers nationwide access through its IP backbone and regional IP access to broadband IP providers. Broadband/Fixed Network also provides scalable narrowband and broadband Internet transport services to ISPs (“OnlineConnect”), which allow ISPs to expand their Internet platforms in line with customer demand.

Access services

Demand for services enabling other telecommunications operators to offer their own end-customer telephone and Internet services continued to increase in 2006. The trend of telecommunications operators leasing access to the local loop to enable themselves to supply their customers with telephone and Internet services, using Broadband/Fixed Network’s network infrastructure continued to increase significantly to 4.7 million lines in 2006 from 3.3 million in 2005 and 2.0 million lines in 2004. Unbundled local loop access is available to competitors in high bitrate (typically DSL capable) and low bitrate (typically not DSL capable) variants. Due to competitors increasing investment in their own network infrastructure, including co-location facilites and exchanges, in Germany, Broadband/Fixed Network expects that the demand for access in the unbundled local loop will increase in the future.

Furthermore, since July 2004, Broadband/Fixed Network has offered a Resale DSL product, i.e., the sale of broadband access lines to competitors. This enables third-party operators to offer an integrated service combining access- and IP services to their retail customers under their own brands. The current maximum transmission speed offered to Resale DSL customers is 16 Mbit/s. Resale DSL continued to increase significantly in 2006 to 3.2 million, from 1.6 million in 2005 and 0.2 million in 2004.

Network Services

Broadband/Fixed Network offers leased lines with transmission speeds ranging from 64 Kbit/s to 2.5 Gbit/s, which are tailored to fit the specific needs of carriers and mobile network operators. These leased lines can be used both for the transmission of data and for voice traffic. Broadband/Fixed Network also offers Carrier Services Networks, which combine leased lines with network management services.

International Services

ICSS provides international wholesale customers, typically other fixed-line carriers and mobile operators, ISPs, application service providers (ASPs) and content providers, with worldwide direct access to Deutsche Telekom’s international telecommunications network. ICSS’ main focus is the transfer of outgoing international voice and data traffic from Germany to carriers in other countries for termination in their networks, and the provision of carrier termination and transit services for calls that originate outside of Germany and are routed through our network for termination in Germany or a third country. During 2006, ICSS managed total worldwide voice traffic of more than 13.8 billion minutes, providing connections to more than 190 countries worldwide. In addition, ICSS also manages the exchange of international IP traffic between carriers, which is necessary in order to allow carriers to offer Internet access and content to their retail customers. Other services provided by ICSS include “Carrier Managed Network Solutions,” which are IP-based VPNs for carriers serving the corporate market, and a comprehensive set of mobile solutions.

IP/Internet Services

Broadband/Fixed Network’s integrated broadband strategy includes new offerings for voice, Internet and entertainment services. Broadband/Fixed Network believes that broadband growth in Germany, particularly in the retail market, is largely dependent on the successful introduction and acceptance of double-play and triple-play products and services. Substantially all of the operating activities conducted under the T-Online brand are included in IP/Internet services, which also includes Broadband/Fixed Network’s retail DSL activities.

In 2006, Broadband/Fixed Network continued to develop its portfolio to include new innovative broadband services. The new high-speed VDSL network, which Broadband/Fixed Network began to roll out in 2005, provides bandwidths of up to 50 Mbit/s. In conjunction with this roll out, Broadband/Fixed Network continued to develop new markets in which it will be possible to offer innovative services. In March 2005, Broadband/Fixed Network launched its VoIP broadband telephony service. VoIP technology offers Internet users an affordable option of telephoning via the Internet. Since the beginning of November 2005, Broadband/Fixed Network has been offering a VoIP flat-rate. In 2006, the portfolio of access services was broadened with rate offerings that include Internet access and DSL telephony that can be selected for all available access line speeds. In May 2006, Broadband/Fixed Network launched the T-DSL 16000 product line primarily for data-intensive applications.

In October 2006, Broadband/Fixed Network launched its first triple-play product “T-Home,” consisting of highspeed-Internet access, telephony and Internet Protocol TV (IPTV). This product evolved from “T-Online Vision,” introduced in 2003, which allowed broadband services (mainly video-on-demand) to be accessed through a television set. As part of the launch of IPTV via the new high-speed network, Broadband/Fixed Network has concluded agreements with 130 broadcasters in Germany. Since August 2006, Broadband/Fixed Network has been offering transmissions of soccer matches of the first and second Bundesliga divisions in cooperation with the pay-TV channel Premiere.

In the entertainment area, the existing video-on-demand portfolio is being continually expanded, with a film library of over 1,300 titles from all genres, including 600 Hollywood productions. Broadband/Fixed Network offers “Musicload”, one of the leading German online-music download portals based on the number of downloads. With the introduction of “Gamesload” in August 2005 and “Softwareload” in November 2006, Broadband/Fixed Network established two other digital distribution platforms for entertainment and downloading of software on the Internet.

Scout24 is a group of leading European online marketplaces and an established online classified service. Scout24 provides a broad range of sector specific marketplaces: AutoScout24, ElectronicScout24, FinanceScout24, FriendScout24, ImmobilienScout24 (real estate), JobScout24 and TravelScout24.

Broadband Access

Broadband/Fixed Network typically offers broadband access based on ADSL technology, which combines a high-speed data download transmission speed with a lower upload transmission speed, primarily to its individual customers. Broadband/Fixed Network also offers synchronous DSL (SDSL) technology to its business customers, which permits high-speed data transmission speeds in both directions. Since 2003, SDSL has been available throughout Germany under the “T-DSL Business” brand name. Broadband/Fixed Network provides T-Net and T-ISDN access lines, enhanced by means of DSL technology, to its individual and business customers at a fixed monthly fee. In the future, it is anticipated that Broadband/Fixed Network will offer DSL on a stand-alone basis, enabling customers to substitute broadband access for narrowband access. In addition, Broadband/Fixed Network expects the number of broadband lines in operation to increase in the near future. Broadband/Fixed Network markets broadband access lines to its retail customers under the T-Online brand name.

The number of broadband access lines provided by Broadband/Fixed Network continued to increase in 2006, and Broadband/Fixed Network expects that demand for high-bandwidth services will result in continued growth in the number of broadband access lines in operation in the future.

To access the Internet, however, in addition to obtaining a broadband access line, individual customers also require a contract with an Internet Service Provider (ISP), such as Broadband/Fixed Network’s T-Online branded ISP service. Since the merger of T-Online into Deutsche Telekom, Broadband/Fixed Network has offered integrated services, such as 3x3 Complete Packages, which include ISP services, Internet access and telephony services.

Data Communications

Broadband/Fixed Network’s full portfolio of data communications solutions, which is also offered by the Business Customers strategic business area, includes the following products and services:

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

•

Leased lines, which are trunk lines offering high levels of security and pre-defined bandwidths, for the construction and operation of corporate networks. Broadband/Fixed Network offers leased lines under the brand names “SFV” (Standardfestverbindung) and “DDV” (Datendirektverbindung);

•

Virtual Private Network products, which connect customer sites within a closed network, and include standard solutions as well as individually tailored services for ATM- or IP-based networks. VPN products provide high-speed transmission rates and increased security standards. VoIP solutions have been offered as part of Broadband/Fixed Network’s data communication products (e.g., as part of an IP network) to business customers since 2003;

•

Ethernet products, primarily under the brand names “DDV-M Ethernet 100” and “High-Speed Ethernet,” which provide Broadband/Fixed Network’s business customers with innovative, low-priced “plug-and-play” solutions, and which connect customer sites using worldwide Ethernet standards and feature high transmission speeds (up to 1Gbit/s);

•	Internet solutions and IP-related services, primarily provided through the CompanyConnect and “IP-Transit” products;

•

CompanyConnect includes a broadband Internet connection and is targeted at medium- and large-sized companies. This product includes guaranteed bandwidths, from 256 Kbit/s to 155 Mbit/s, and fixed IP addresses;

•

IP-Transit offers bandwidths from 2 Mbit/s to 2.5 Gbit/s and provides worldwide Internet connectivity using multiple connections to different providers simultaneously. Based on this technology, customers can achieve very high system stability and independence from a single ISP. IP-Transit is mainly marketed by Broadband/Fixed Network, in cooperation with T-Systems, to wholesale services customers and large-sized companies; and

•

Dedicated customer lines: Broadband/Fixed Network’s dedicated customer line product offers business customers connections between two customer networks (located up to 50 kilometers apart) with transmission speeds of up to one Gbit/s.

Value-Added Services

Broadband/Fixed Network offers a range of value-added telephone services for individual and business customers. These services include toll-free numbers and shared-cost numbers for customer-relationship management, directory-assistance numbers, the provision and administration of directory databases and public payphones. Broadband/Fixed Network’s premium-rate services (which use the 0190 and 0900 exchanges) enable information and entertainment packages to be sold and billed automatically by telephone or via the Internet.

Broadband/Fixed Network provides contact-routing solutions to our customers. Through its product, “T-VoteCall,” Broadband/Fixed Network provides media broadcasting companies (largely television and radio stations) with the ability to catalogue and switch customer calls to pre-defined locations. This service enables media broadcasters to increase customer participation in their program offerings as well as to measure audience loyalty.

Broadband/Fixed Network’s new products in the directory-assistance sector include a telephone number search service via SMS text, and a directory-search service based on telephone numbers.

Terminal Equipment

Through its terminal equipment business, Broadband/Fixed Network distributes, for purchase or lease, an extensive range of third-party and Broadband/Fixed Network’s own-brand telecommunications equipment. Products range from individual telephone sets and facsimile machines, targeted at individual customers, to more complex telephones, private branch exchanges (PBXs) and complex network systems (including broadband-access devices), targeted at business customers.

Other Services

Other services includes publishing, support services and the sale of products and services through Broadband/Fixed Network’s T-Punkt outlets. Publishing services include the sale of marketing and advertising services to small- and medium-sized companies via Broadband/Fixed Network’s telephone directories. The telephone directories (e.g., DasTelefonbuch, GelbeSeiten, DasÖrtliche) are edited and published in a variety of formats (including print, CD-ROM, online and a version for mobile devices) in cooperation with local publishers. Broadband/Fixed Network receives most of its publishing revenues from advertisements contained in these directories. In recent years, this business has been subject to increasing pressure from competition especially from online services. For information regarding legal proceedings relating to directory services, see “Item 8. Financial Information—Legal Proceedings.”

Support services include installation, maintenance, hotline, customer consulting, training and software installation services, which are provided on a standardized basis and, for business customers, on a customized basis.

Sales Channels

Broadband/Fixed Network offers its products and services through a broad range of third-party distributors, as well as direct and indirect sales channels. Broadband/Fixed Network’s direct distribution channel includes its “T-Punkt” retail outlets, direct sales forces dedicated to either business or retail customers, and online ordering via the Internet. In addition, Broadband/Fixed Network provides toll-free numbers that allow customers to obtain information about, and place orders for, its various products and services. Broadband/Fixed Network maintains separate sales units for direct sales to individuals and businesses, domestic carrier services and services offered to network operators and service providers.

Most of Broadband/Fixed Network’s terminal equipment sales occur through its T-Punkt outlets, which offer an extensive product portfolio, including T-ISDN and T-DSL business products, and products and services from T-Mobile and third-party vendors. Broadband/Fixed Network receives commissions on its sales of products and services provided by other Deutsche Telekom business units. At December 31, 2006, Broadband/Fixed Network had 586 T-Punkt outlets in Germany, of which 104 were business outlets. T-Punkt business outlets offer more products and services targeted to businesses (e.g., tailored telecommunications solutions for combined voice and data usage).

International Operations

Broadband/Fixed Network operates primarily in the fixed-line and ISP business areas in Eastern Europe and primarily in the ISP business area in Western Europe. The majority of the business activities of our Eastern European subsidiaries, except for mobile telecommunication, are included in the Broadband/Fixed Network’s results of operations. Commencing in January 2007, the shared services and headquarters functions of Magyar Telekom are reported under Group Headquarters and Shared Services.

Eastern Europe

Broadband/Fixed Network provides fixed-line network services, wholesale services, IP/Internet services and multimedia services (radio and television) in certain countries in Eastern Europe, through its subsidiaries Magyar Telekom (Hungary), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia). As an integrated telecommunications provider, Broadband/Fixed Network intends to systematically market triple-play and quadruple-play (which includes mobile communications in addition to triple-play services) packages in certain markets served by these subsidiaries.

Magyar Telekom

Broadband/Fixed Network holds a 59.35% equity interest in Magyar Telekom, the leading full-service telecommunications service provider in terms of customers and revenues in the Republic of Hungary. Magyar Telekom offers telecommunications services, such as fixed-line services, wholesale services, IP/Internet services and other services such as IT-system integration, IT-consulting and cable television to individual and business customers throughout most of Hungary. Magyar Telekom’s 51% stake in MakTel, the incumbent fixed-line carrier in the Republic of Macedonia, increased to 56.7% after MakTel purchased 10% of its own shares in the Macedonian government auction in June 2006. In addition, Magyar Telekom has a stake of 76.5% in Crnogorski Telekom (formerly Telekom Crne Gore (Montenegro)), which provides fixed-line and Internet services in the Republic of Montenegro.

Magyar Telekom offers a broad range of fixed-line services, including narrowband access products, broadband access products and calling services. Magyar Telekom also offers ICT solutions to support business processes or fully manage the complete operation of customer business processes. During 2006, a Hungarian cable television network operator further strengthened its position in the Hungarian fixed-line market, offering cable TV, cable broadband Internet and voice over cable services. In response to this competitive pressure, call-by-call and preselection competitors and mobile substitution, Magyar Telekom commenced promoting several flat-rate tariff packages and DSL offers and launched the first IPTV offering in Hungary in November 2006.

Under the “T-Online Hungary” brand name, Magyar Telekom maintained its leading position among ISPs in the Hungarian market based on the number of customers, with market shares in the local dial-up market of approximately 39% in 2006, and 42% in 2005 and 2004. The number of broadband access lines provided by Magyar Telekom continued to increase in 2006. The number of customers with broadband rates at Magyar Telekom (including MakTel & Crnogorski Telekom) increased from 260,000 at December 31, 2005 to 437,000 at December 31, 2006.

Magyar Telekom’s multimedia and broadcasting services business primarily consists of its cable television business. The number of Magyar Telekom’s cable television customers increased from 404,000 in 2005 to 414,000 in 2006.

In line with its Value Creation Program announced in August 2004, Magyar Telekom further strengthened its competencies in the IT-network and system integration fields through several smaller strategic acquisitions during 2006. Through these acquisitions, Magyar Telekom expanded its competencies in the areas of outsourcing, ICT solutions, systems integration and software development and implementation.

Magyar Telekom’s international strategy is to provide international network and carrier services in southeastern Europe by expanding its presence in the region. Accordingly, Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005, and currently offers wholesale services in each of these markets. Capitalizing on its experience in these markets, Magyar Telekom has expanded its activities as an alternative carrier and Internet service provider in southeastern Europe.

Magyar Telekom controls MakTel, currently the sole fixed-line operator in Macedonia. MakTel’s exclusive right to offer fixed-line telecommunications services in Macedonia expired at the end of 2004. Since then, competition has intensified in the international telecommunications and Internet services segments.

Effective March 31, 2005, Magyar Telekom acquired the government of Montenegro’s 51.1% share of Crnogorski Telekom and has consolidated its results since this date. Magyar Telekom also acquired an additional 21.9% of Crnogorski Telekom’s shares from minority shareholders. On May 24, 2005, through a public tender, Magyar Telekom acquired an additional 3.5% stake in Crnogorski Telekom, increasing Magyar Telekom’s total stake to 76.5%. The total purchase price of these transactions was EUR 140.5 million.

T-Hrvatski Telekom

Broadband/Fixed Network owns a 51% equity interest in T-Hrvatski Telekom, the leading full-service telecommunications provider in the Republic of Croatia in terms of revenues. T-Hrvatski Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, IP/Internet services (formerly online services) and wholesale services.

T-Hrvatski Telekom introduced entertainment services with the launch of IPTV in September 2006. T-Hrvatski Telekom also operates a digitalized fixed-line telecommunications network. Since mid-2005, particularly in the fixed-line voice telephony business, T-Hrvatski Telekom has been confronted by increasing competition. In addition to preselection, mobile substitution is the main competitive challenge in Croatia.

In 2006, the number of T-Hrvatski Telekom’s narrowband access lines in operation decreased slightly compared to 2005 and 2004. However, the number of its broadband access lines in operation more than doubled to 216,000 at December 31, 2006, from 101,000 at December 31, 2005 and 22,000 at December 31, 2004.

T-Hrvatski Telekom’s IP/Internet business is the largest Croatian ISP in terms of revenues, and its market share at the end of 2006, based on revenues, was approximately 75%. The number of T-Hrvatski Telekom’s online customers increased by 39% to approximately 973,000 in 2006, compared to 2005. Broadband/Fixed Network expects that T-Hrvatski Telekom’s online business will be positively affected by customers’ substitution of broadband access services for standard dial-up access, which is expected to continue to increase in the future.

Slovak Telekom

In 2000, Broadband/Fixed Network acquired a 51% equity interest in the then state-owned Slovenské telekomunikácie a.s. On January 15, 2004, Slovenské telekomunikácie a.s. changed its name to “Slovak Telecom a.s.,” and on March 8, 2006, was rebranded “Slovak Telekom.” As part of this rebranding strategy, the T-Brands were introduced in Slovakia. Slovak Telekom is a leading full-service telecommunications provider in the Slovak Republic.

Slovak Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, wholesale services, IP/Internet services and distribution and broadcast of radio and television signals.

In December 2006, Slovak Telekom introduced new competitive entertainment services with the launch of IPTV and triple-play. Slovak Telekom believes that triple-play is expected to be one of the main drivers for the success of Slovak Telekom’s broadband business. Through its online portal “T-Station,” Slovak Telekom also offers games-on-demand, music-on-demand and video-on-demand.

Slovak Telekom’s total number of narrowband access lines decreased in 2006, primarily due to mobile substitution. The decrease in access lines, however, slowed in 2006 to 2.3% compared to 2005, primarily due to the introduction of optional calling plans with a flat rate component. In 2005, Slovak Telekom’s total number of narrowband access lines decreased by 3.9% compared to 2004.

The number of broadband access lines in operation in Slovak Telekom’s network continued to increase in 2006. The number of broadband access lines in operation at December 31, 2006 was 182,000 compared to 104,000 at December 31, 2005, and 38,000 at December 31, 2004.

As of December 31, 2006, Slovak Telekom’s online customer base increased to approximately 222,000 customers, a 34% increase compared to 2005. The number of Internet customers using broadband services doubled to 162,000 customers at December 31, 2006. Slovak Telekom believes that the development of high-bandwidth Internet services in Slovakia will encourage customer migration from narrowband to broadband access.

Western Europe

Through its subsidiaries and associated companies, Broadband/Fixed Network also conducts operations in Western Europe outside of Germany, primarily broadband-based access and Internet-related services for individual customers in France and Spain.

T-Online France, operating under the commercial brand “Club Internet,” has continued to develop its Internet business beyond simple access services. After the introduction of a fully unbundled product in 2005, whereby the complete customer relationship for fixed telephony and Internet access products was taken over by Club Internet, triple-play products were introduced in August 2006. This first triple-play product includes more than 40 free and 100 pay TV channels. It is the first of its kind in France based on the Microsoft TV software platform. The product has been enhanced by a hard disk in the set top box which allows the user to record programs, and by video-on-demand functionality.

Broadband/Fixed Network intends to further strengthen T-Online France’s competitive position with the introduction of a fully IP-based network, allowing coverage of more than 40% of the residents in France. As of December 31, 2006, more than 420 co-location sites had already been unbundled. The unbundling of co-location sites enables T-Online France to offer its own products and provides pricing flexibility in operating its own network. T-Online France believes that it will be able to achieve greater degrees of freedom in product design (e.g., innovation and quality of services) and product pricing, thereby allowing it to bring to the market innovations, including additional triple-play products.

T-Online Spain, operating under the brand names “Ya.com” for the retail market and “Albura” for the wholesale market, has also commenced offering services beyond Internet access. In 2005, T-Online Spain launched voice telephony services under its Ya.com brand name and increased the bandwidth capability of up to 20 Mbit/s for its broadband customers.

As in France, Broadband/Fixed Network intends to increase its competitiveness in Spain through the roll-out of its own IP-based network. The acquisition of Albura in 2005 has formed the basis for this network, which is currently being expanded and upgraded. A contract for the use of a third-party backbone is in place and, as of December 31, 2006, more than 305 co-location sites have already been accessed.

During 2006, Broadband/Fixed Network’s customers with a broadband rate increased from approximately 635,000 customers at the end of 2005 to approximately 921,000 at December 31, 2006. T-Online Spain and T-Online France both capitalized on the expansion of the broadband markets in their respective countries to increase their customer bases.

Seasonality

Broadband/Fixed Network’s businesses are not materially affected by seasonal variations.

Suppliers

The principal types of equipment purchased by Broadband/Fixed Network are network components, such as switching systems; transmission systems; access network components; and customer premises equipment, such as telephones, fax machines, broadband modems and similar items. Although we do not believe Broadband/Fixed Network is dependent on any single supplier due to its multiple-supplier strategy, there may be occasions when a particular product from a particular supplier is delayed or back-ordered. Broadband/Fixed Network’s major suppliers are Siemens AG, Deutsche Post AG, Alcatel SEL AG, Grey Global Group (MEDIACOM), AVM Computersysteme, Cisco Systems Inc., Corning Cable Systems GmbH & Co. KG, Lucent Technologies Network Systems GmbH and IBM.

Dependence on Patents, Licenses, Customers or Industrial, Commercial or Financial Contracts

We do not believe that Broadband/Fixed Network is dependent on any patent or other intellectual property rights. For a description of patent infringement litigation relating to ATM technology that is relevant to Broadband/Fixed Network’s business, see “Item 8. Financial Information—Legal Proceedings—Other Proceedings.” We also do not believe that Broadband/Fixed Network is dependent on any individual third-party customer or on any industrial, commercial or financial contract.

Competition

Broadband/Fixed Network faces intense competition, based primarily on price in the market for fixed-line network voice telephony, from other fixed-line carriers and mobile operators. In recent years, this competition has intensified, especially in the narrowband and broadband access markets as well as in the market for ISP products and services. In particular, competition through bundled offers from other fixed-line carriers has intensified. The introduction of attractively priced triple-play services packages to customers by Broadband/Fixed Network and other fixed-line carriers as well as cable operators is evidence of this increase in competition. We expect that competition from cable operators and VoIP will also continue to increase. Depending on the degree to which alternative technologies, such as VoIP, cable broadband and the Internet, gain market acceptance, the usage of Broadband/Fixed Network’s PSTN network will be adversely affected.

A number of competitors in Germany have indicated that they are either considering investing or intend to invest in their own high-speed networks, for instance by developing VDSL access networks, in order to pursue their own triple-play strategies. To date, only one competitor has confirmed this intention. Given the significant competitive advantage that such high-speed networks offer in the broadband access market, Broadband/Fixed Network expects that other competitors will eventually follow suit and invest in their own networks in order to compete with Broadband/Fixed Network.

National network operators, such as Arcor AG & Co. KG and local network operators, such as HanseNet Telekommunikation GmbH (“HanseNet”), Versatel AG and NetCologne Gesellschaft für Telekommunikation mbH, have also made substantial investments in local network infrastructure and compete with Broadband/Fixed Network in major urban centers throughout Germany.

Competition from local network operators, on the basis of leased lines (unbundled local loop) or the competitor’s own infrastructure, is increasing, particularly from entities owned by large European telecommunications companies, such as HanseNet (a subsidiary of Telecom Italia).

The impact of mobile substitution on Broadband/Fixed Network is also increasing, in part because of the increased market entry of MVNOs, i.e., companies with aggressive pricing policies that buy mobile network services and market them independently to third parties. Furthermore, as prices for mobile telephony decline, local and other calling services, as well as access services, face increasing competition from mobile telephone operators, due to mobile substitution.

It is also possible that cable operators may increase their market share by offering attractive triple-play services.

Accordingly, we believe that we continue to be exposed to the risk of further market share losses and falling margins.

Competition in the fixed-line network segment in Eastern Europe also increased. The growing number of competitors offering call-by-call and, more recently, carrier pre-selection services to consumers has led to increased competition, especially in Hungary, in which mobile substitution was also a significant factor. Increased mobile substitution also affected the Slovakian market. In addition, competition in Hungary and Slovakia is also expected to increase as cable network operators in those countries upgrade their networks to offer double-play and triple-play services. Competition in Croatia is expected to increase following the award of additional fixed-line network licenses.

In 2005, Broadband/Fixed Network offered VoIP services in Germany for the first time to retail customers. VoIP services can compete with traditional voice telephony, both in the network access services business and in the various calling services markets. VoIP network access services offerings and customer acceptance have increased in 2006. In addition, VoIP services also has substantial competitive potential in the calling services markets.

Prices for DSL access, ISP services and voice communications in the fixed-line network decreased significantly in Germany in 2006, primarily due to increased competition and technological progress, as well as mobile substitution. The increased use of bundled packages (including calling plans) with a flat-rate component and a decrease in the overall prices for these packages by our competitors have intensified the downward pricing pressure on our own products, services and pricing packages. These factors, combined with the continued implementation of government policies intended to foster greater competition, are expected to yield similar trends in the future.

Effect of Regulatory Decisions

In the markets for international, long-distance and local calling services in Germany, the level of competition we face is influenced by the fact that we are required to permit other telecommunications companies to interconnect with our fixed-line network and for access to the unbundled local loop at rates determined by the Federal Network Agency. As a result, decisions of the Federal Network Agency regarding the rates that we are permitted to charge for interconnection and for access to the unbundled local loop have had, and will continue to have, a significant impact on the strength of Broadband/Fixed Network’s competition in the market for fixed-line network voice telephony as well as on Broadband/Fixed Network’s revenues and profit. For a more detailed discussion of regulatory decisions and other competitive factors affecting Broadband/Fixed Network’s business, see “—Regulation” and “Item 8. Financial Information—Legal Proceedings.”

Other Fields of Business Activity

Although Broadband/Fixed Network does not manufacture its own equipment, it does re-sell telecommunications equipment provided by other companies under its own brand. The terminal equipment sector is characterized by falling prices, low margins, rapid technological innovation and intense competition. The basis for competition in this field is primarily price. Broadband/Fixed Network’s most significant competitors in this area are Siemens AG, Alcatel, Koninklijke Philips Electronics N.V. and Tenovis GmbH & Co. KG. Most of these competitors are also suppliers to Broadband/Fixed Network.

Apart from broadband-related developments, Broadband/Fixed Network believes that future innovations will be increasingly focused on the convergence between fixed-line and mobile telecommunications networks. In addition to its launch of the T-Box (single answering service for calls to the fixed-line number and the mobile number) in October 2005, Broadband/Fixed Network has introduced other convergence products. Broadband/Fixed Network believes that these and other such products could play an important role in the process of converging multimedia, telecommunications and related products and services.

Business Customers

The Business Customers strategic business area provides, through T-Systems, ICT services worldwide, primarily to German and international companies, non-profit organizations and governmental agencies. T-Systems is also responsible for servicing all of the Deutsche Telekom group’s business customers.

In 2006, T-Systems acquired gedas for a purchase price of EUR 0.3 billion from Volkswagen AG. The transaction was completed on March 31, 2006. A major component of this transaction is an agreement with Volkswagen for the provision of IT services valued at EUR 2.5 billion over a term of seven years. With this acquisition, Business Customers intends to reinforce its future position in the automotive sector, a key market for IT service providers.

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

Although the majority of T-Systems’ customers are headquartered in Germany, as of December 31, 2006, approximately 14.8% of T-Systems’ 56,397 employees provided services from locations outside Germany. The increase in the total number of employees from 2005 is primarily due to the acquisition of gedas. T-Systems’ primary markets are in Western Europe, but T-Systems serves its multinational customers globally through its delivery organizations.

A major step in implementing its growth strategy was the acquisition of gedas. By doing so, T-Systems has established itself as the second largest global IT provider in the automotive industry in terms of revenue. Additionally, the acquisition of gedas, which represents a significant portion of T-Systems’ international revenues (approximately 73% of revenues outside Germany), has strengthened T-Systems’ global presence, particularly in the automotive sector.

In 2006, German-based operations contributed approximately 83.4 % of T-Systems’ total revenues. For the year ended December 31, 2006, T-Systems’ Business Services business unit generated approximately 34.4% of T-Systems’ total revenues, and its Enterprise Services business unit contributed approximately 65.6% of its total revenues. Total revenues include intersegment revenues from other Deutsche Telekom group companies and affiliates. For more information, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Business Customers.”

Business Model

Since January 1, 2005, T-Systems’ activities have been organized through two main business units: Enterprise Services and Business Services, each of which is described in more detail below. The following graphic illustrates this business model:

*	Services provided for service units of both Enterprise Services and Business Services.

Business Services

Business Services is responsible for approximately 160,000 large-, medium- and small-sized business customers. The Sales & Service Management service unit primarily services customers on a personalized and customized basis. The Marketing & Product Management unit designs services for customers on a standardized, non-customized basis. Business Services is also responsible for the delivery of telecommunications services to all business customers of both Business Services and Enterprise Services through its Telecommunications Operations (TC Operations) service unit.

Business Services’ Sales & Service Management service unit addresses its customers’ needs via four sales channels: large enterprises, medium enterprises, small enterprises and health care organizations. Sales & Service Management is responsible for managing the customer relationships of the Business Services business unit.

Business Services’ Marketing & Product Management service unit is responsible for product management, pricing and distribution of telecommunications offerings for all Business Services customers. Marketing & Product Management is responsible for the lifecycle management of products and solutions and for the costs of all purchased inputs relating to customer offerings. Marketing & Product Management is also responsible for innovation management, marketing control, management of purchased inputs and the regulatory compliance of products and services.

TC Operations is responsible for planning, building and operating T-Systems’ global telecommunications service-generating platforms and its customers’ LAN and WAN networks. Additionally, TC Operations carries out the delivery functions of Business Services (as described in more detail below). TC Operations is also responsible for quality and process management, as well as external procurement of telecommunications services for the group.

Enterprise Services

Enterprise Services serves T-Systems’ largest customers (approximately 130 multinational corporations and large public institutions) through its dedicated Sales & Service Management service unit. In 2006, Enterprise Services became responsible for servicing certain large customers of Business Services. Enterprise Services is also responsible for the non-German T-Systems subsidaries. In addition, Enterprise Services also delivers information technology services, through its Systems Integration and IT Operations service units, for business customers of both Business Services and Enterprise Services.

Enterprise Services’ Sales & Service Management service unit provides services through six vertical market segments, called “Industry Lines,” which reflect T-Systems’ key customer accounts. Sales & Service Management is responsible for managing the customer relationships of the Enterprise Services business unit.

Enterprise Services’ Sales & Service Management is organized along six defined Industry Lines, as follows:

•

“Telecommunications, Media & Utilities”—Includes other network operators and companies offering fixed-line, mobile and Internet telecommunications services, as well as media, ISP and utilities companies. T-Systems provides outsourcing services and other IT systems, such as customer relationship management, customer care, call center and billing systems.

•	“Automotive”—Includes automobile manufacturers and companies in the automotive industry, including suppliers.

•

“Manufacturing”—Includes manufacturers of components for the aircraft, electronics, aerospace, defense, high-tech, mechanical engineering, chemical, pharmaceutical and consumer goods industries. T-Systems provides supply chain management, product life-cycle management and IT and telecommunications outsourcing services.

•

“Services”—Includes the services industry, such as telematics, insurance, travel, transport, logistics, professional, wholesale distribution and retail. T-Systems develops a variety of solutions, including sales support systems, billing solutions, portals for direct sales via the Internet, Internet-based reservation and booking systems, and tracking and data management systems.

•	“Finance”—Includes banks and insurance companies. T-Systems develops a variety of solutions, including industry specific sales support systems and electronic banking solutions.

•

“Public”—Includes government agencies, state pension funds, the armed forces of the Federal Republic, research and teaching institutions and international organizations. T-Systems enables public entities (such as federal ministries and state agencies) to establish innovative business processes, such as services to individuals through the Internet and the management of data and voice networks.

IT Operations carries out the delivery functions of Enterprise Services (as described in more detail below). IT Operations provides ICT solutions to support business processes or takes over full responsibility for the operation of entire business processes of a customer. Accordingly, this service unit supplies customers with workstations, service and maintenance functions, operates data centers, and provides systems and applications necessary to support or completely take over a customer’s operations.

Systems Integration develops, integrates and manages customized ICT solutions for customers, including industry specific, as well as industry independent, solutions. Customer solutions include ICT solution consulting, software and platform development, migration services, systems integration and application management.

Media & Broadcast

Media & Broadcast is the leading provider of broadcast infrastructure services in Germany and one of the leading in Europe in terms of revenue. Media & Broadcast primarily provides terrestrial television and radio network broadcast services, which include the planning, installation, maintenance, troubleshooting and operation of terrestrial television and radio transmission equipment. Media & Broadcast is responsible for the entire value chain (e.g., sales, projects, services) and offers these services to public and commercial broadcasters and television production companies.

Detecon

Detecon offers its customers integrated management and technology consulting. Detecon operates worldwide and focuses on consulting for the telecommunications market. Detecon markets its services separately from the Business Services and Enterprise Services business units.

Service Offerings Portfolio

A significant recent trend in the IT and telecommunications markets is the emergence of a combined ICT market, which is driven primarily by customer requirements and technological advances. The primary advantages of this combined market are more effective and efficient solutions and incident management in complex IT and telecommunications infrastructures, including one single service agreement for all ICT services.

It is the goal of T-Systems to become a European-based ICT leader for multi-national companies, and an ICT leader for mid-market companies in Germany. T-Systems is in the process of aligning its operations to provide combined IT and telecommunications services more effectively, through optimized service management, and solutions development. In this regard, T-Systems is reshaping its service offerings, particularly within three value enhancing service levels:

•

“ICT Infrastructure”—Includes the sale of hardware with related basic support services and capacity or connectivity, in combination with communications technology-related applications and value added services.

•

“Horizontal processes and applications”—Includes standard business applications on platforms run by T-Systems, provided and operated for various customers (application provisioning and operations), application lifecycle management (i.e., end-to-end operational responsibility for an application), application development and system integration and Business Process Outsourcing (i.e., complete end-to-end management of business processes including human or asset resources outsourced to T-Systems).

•

“Vertical processes and solutions”— In addition to its horizontal processes and applications which apply to all industries, T-Systems offers industry specific solutions or vertical solutions for different industries. The automotive, public and telecommunications industries are served completely, whereas banking, aerospace, and travel, transport and logistics industries are served with selected industry-specific solutions.

In addition, T-Systems provides consulting and digital security services, which are included in each of the above service levels.

Business Services

Business Services offers a comprehensive portfolio of telecommunications services to its customers and those of Enterprise Services. Given the convergence of the telecommunications and IT markets, Business Services has enlarged its portfolio by offering IT Services and has positioned itself as an ICT provider for the German middle market. The Business Services product and services portfolio includes:

•	Voice Services—consisting of telephone lines and calling services, including VPN as well as mobile voice access;

•	Voice Equipment—telecommunications equipment available for sale or lease;

•

Data communication services—consisting of traditional data connections (e.g., leased link services, VPN transport services based on Frame Relay and ATM technologies) and IP solutions based on modern IP technologies, including VoIP;

•	Local Area Network (LAN) solutions—LAN and W-LAN hardware for sale or lease, as well as the implementation and operation of related solutions;

•

Mobile solutions—access solutions and integration services, including customer-requested solutions relating to digital transmission of content, such as universal secure access and mobile office solutions;

•	IT infrastructure services—solutions for improving IT-infrastructure (e.g., desktop management);

•	IT business solutions—design, implementation and management of applications;

•	Business Process Outsourcing—assumption of responsibility for complete business processes (e.g., billing solutions, human resources); and

•	Digital Security Services—including antivirus, firewall and encryption services.

Sales & Service Management

Sales & Service Management is the “single face to the customer” for Business Services and is responsible for all customer-relevant tasks, including product positioning in the German market, sales proposals, customer acquisition and retention, order management, implementation and service management.

To support quality customer service throughout Germany, the sales force is organized regionally. Due to the vast range of customers and their different needs and requirements, Sales & Service Management is separated into five sales channels:

•	large enterprises and multi-national corporations that require customized solutions;

•	medium enterprises that require the integration of multiple products;

•	small enterprises that require standardized products;

•	public, which addresses solutions specific to public authorities; and

•	health care, which addresses solutions specific to the health care industry.

Prior January 1, 2007, solutions specific to public authorities and health care were serviced by a single sales channel.

Contracts relating to the Sales & Services Management distribution channels have an average duration of approximately three years. Voice services provided are billed on a per-minute basis, while data services are billed in terms of the volume of bandwidth provided each month. Customers taking advantage of leased-line services pay an initial connection fee, based on the type of line leased, and thereafter pay monthly subscription charges based on the line’s capacity (narrowband or broadband), the length of the line (point-to-point connection) and the duration of the lease.

Sales & Service Management’s assets mainly consist of telecommunications and network equipment as well as transmission equipment (71%), intangible assets (14%) and assets under construction (12%).

Marketing & Product Management

Business Services’ Marketing & Product Management service unit is responsible for developing telecommunications and IT offerings for large, medium- and small-sized companies, as well as for the health care market and public authorities. Marketing & Product Management is also responsible for the lifecycle and portfolio management of products and solutions, as well as innovation management, marketing, communications, product profitability and the regulatory compliance of products and services.

Telecommunications Operations

Telecommunications Operations, as part of T-Systems Business Services business unit, manages the development, construction and operation of T-Systems’ German and international service platforms, based on transport capacity leased primarily from T-Com and, to a lesser extent, from other providers.

T-Systems’ service platforms include:

•	IP MPLS—delivers advanced IP services and features, including VPNs for business customers;

•	ATM/Frame Relay—used as transport technologies through which specific services in customer networks are offered;

•	VoIP—T-Systems uses an international IP-based voice platform and is upgrading this platform currently with new voice products for business customers;

•	Managed Leased Line Systems—provides transport capacity with less than 2 Mbit/s in Germany; and

•	Remote dial-in platforms—designed to give mobile and non-permanent users an easy and secure access to their companies’ Intranet through private dial and secure Internet access technologies.

Approximately 80% of TC Operations’ assets are comprised of technical facilities mainly consisting of active network equipment and approximately 12% are comprised of intangible assets mainly consisting of software licenses with the remaining 8% comprised of furniture and fixtures as well as assets under construction.

Media & Broadcast

Media & Broadcast has a comprehensive service portfolio, which includes television and radio networks, and satellite services. The service portfolio covers the whole broadcast value chain except for the content production and the post-production process. Media & Broadcast is the largest broadcast network operator and broadcast service operator in Germany in terms of revenues and has an outstanding expertise in systems-equipment technology and digital broadcasting transmitters. Its customers comprise national public and commercial broadcasters, television production companies and international broadcasters. In Europe, T-Systems is one of the leading providers of broadcast services in terms of revenues. As of December 31, 2006, T-Systems’ broadcast network in Germany comprised more than 5,900 analog television and radio transmitters, and approximately 250 digital television and radio transmitters.

Many of these services are delivered via T-Systems’ own infrastructure. Media & Broadcast’s main service, and its primary source of revenues, is television and radio network services, which include the planning, installation, monitoring, maintenance, troubleshooting and operation of terrestrial television and radio transmission equipment. T-Systems’ television and radio transmission infrastructure is the basis for the nationwide, wireless provision of television and radio programming. Its customers include both commercial and public radio and television organizations, including the two leading German public television channels, ARD and ZDF.

Media & Broadcast transmits television and radio programs within the framework of customer-specific contracts. Contract criteria include effective radiated power, quality, and “availability” (reliability of operations and downtime). Customers pay for Media & Broadcast services corresponding to their use of the services offered. Most contracts have an average duration of four to six years. In addition, Media & Broadcast provides links between multiple television and radio studios, and recording facilities, enabling the efficient exchange of television and radio content. Services include temporary transmission lines and outside broadcast units (such as for live news reporting, sports coverage and open-air concerts), as well as permanent television and radio transmission links.

Media & Broadcast’s satellite services include the marketing and delivery of satellite capacity, and the provision and operation of uplinks and downlinks. Contractual relationships are generally of a long-term nature (up to 10 years). For satellite capacity, T-Systems’ normal practice is to conclude contracts for the entire useful life of the satellites concerned. T-Systems provides leased satellite capacity primarily to the major European satellite network operators, Eutelsat and SES Astra.

Enterprise Services—IT Operations and Systems Integration

Systems Integration

Systems Integration (SI) provides advice and assistance for a company’s entire “plan-build-run” lifecycle and employs approximately 14,000 employees worldwide (of which approximately 3,000 are employed outside Germany). Through its ICT solutions, SI increases the flexibility of its customers’ business processes. Its primary focus is on consulting (e.g., solution design), IT projects (e.g., solution implementation, along with development projects, including software and platform development, re-engineering and migration) and application lifecycle management. The focal points of SI’s business model are:

•

“Industrialization”—relates to the introduction of uniform processes, methods and tools and enhancing the re-usability of modular solutions. It is also defined by the maintenance of low-cost structures at production sites. For this reason, T-Systems has established sourcing platforms in India, Russia, Hungary and Brazil in order to provide offshore programming support.

•

“Internationalization”—through SI, an international network of people and organizations has been established to provide sales and services to international customers by offering them tailored, efficient solutions and service components.

•	“Focusing”—SI focuses its marketing and sales activities on specific industries to help it achieve greater market and existing customer penetration.

Detecon International GmbH (“Detecon”), T-Systems’ wholly-owned subsidiary, offers customers comprehensive management and technology consulting services worldwide. Detecon focuses on providing services to software and hardware suppliers of telecommunication systems, and to carriers and other service providers as well as to other industries that use such systems.

IT Operations

IT Operations is responsible for providing services relating to customer IT infrastructure, including computing services, desktop services, application services and telecommunications services. IT Operations’ services are offered to new and existing customers through Enterprise Services’ Sales & Service Management service unit.

IT Operations provides the personnel, servers and infrastructure necessary to operate the IT functions of T-Systems’ customers. IT Operations is represented in a large number of locations throughout Germany and the world. As of December 31, 2006, IT Operations had a total of more than 17,000 employees, of whom approximately 70% were based in Germany.

IT Operations comprises three main service lines: Desktop Services & Solutions, Computing Services & Solutions and Business Process Outsourcing. Desktop Services & Solutions delivers, operates and maintains desktop systems for customers, while Computing Services & Solutions operates data centers for customers and manages the systems and applications which run in these data centers. Business Process Outsourcing operates solutions that support customers’ business processes, taking “end-to-end” responsibility for those processes.

Desktop Services & Solutions

The Desktop Services & Solutions service line is responsible for the development and implementation of complete office systems solutions with wide-ranging responsibility for IT infrastructure. Other core services include stand-alone office systems solutions, including desktop operations, call-center and help-desk services, as well as the operation of computing services infrastructure, consulting and IT design. These services may include sales or leasing contracts relating to desktop computer hardware supplied by third parties. Through Desktop Services & Solutions, T-Systems provides cost-effective desktop services primarily to large customers. Such services cover the entire lifecycle of the workstations provided to the customer, and also include the remote configuration, troubleshooting and debugging of software running on workstations serviced through Desktop Services & Solutions.

Through Desktop Services & Solutions, IT Operations also ensures the proper operation of the workstations and services hardware and software products provided. As of December 31, 2006, more than 1,300,000 workstations were serviced through Desktop Services & Solutions. Help-desk services are primarily provided through the Services Office platform and the Call Center Platform Management (CCPM) services. The Services Office platform supports one of the largest and most sophisticated Microsoft Exchange applications worldwide, with more than 300,000 mailboxes as well as file, fax and SMS services. CCPM includes services that are required for the smooth operation of a call-center platform.

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

Business Process Outsourcing

Business Process Outsourcing targets the following markets:

•	Human Resources Solutions, including payroll accounting and travel expense management services, human resources support and time management;

•

Billing Services for telecommunication companies, media companies and utilities, which involves settlement and collection services, from the collection and processing of data to the generation of invoices and billing;

•	Finance & Accounting Services, which includes the processing of accounting-related business transactions according to national and international accounting standards;

•	Managed Document Services, which include archiving, printing and mailing, as well as electronic data exchange; and

•	Accounts Receivable Management/Debt Management for business customers, which includes credit rating checks, address investigation and other services.

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

Suppliers

The principal goods and services purchased by T-Systems are computer hardware for client servers and mainframes, operating systems and applications software, network capacity, network services, telecommunications network components and IT consulting services. Business Customers manages the risks in the supplier relationships, as well as the risks associated with quality and cost considerations, on behalf of its customers. We do not believe that Business Customers is dependent on any single supplier.

Dependence on Intellectual Property

We do not believe that the Business Customers strategic business area is dependent on any individual patents, licenses or industrial, commercial or financial contracts. However, Business Customers is subject to third-party software licenses in connection with the services it provides to its customers. Any breach, violation or misuse of third-party software licenses could result in additional costs with respect to the particular projects that are the subject of such licenses.

Dependence on Material Contracts

Business Customers intends to become less dependent on internal customers (i.e., other Deutsche Telekom group companies) and to improve its market position with respect to external customers. In 2006, the other Deutsche Telekom group companies accounted for approximately 28.2% of Business Customers’ total revenues, compared to 29.5% in 2005 and 28.7% in 2004. No other customer accounted for a significant portion of Business Customers’ total revenues in 2006.

Competition

T-Systems operates in markets that are subject to intense competitive pressures, and the overall market has been characterized by consolidation and increased concentration during the past year. T-Systems faces a significant number of competitors, ranging in size from large IT and telecommunications providers to an increasing number of relatively small, rapidly growing and highly specialized organizations. T-Systems believes that its combination of service, performance, quality, reliability and price are important factors in maintaining a strong competitive position.

T-Systems holds different market positions (based on total revenues) in different regions of the world. In Germany, T-Systems was the market leader in 2005 in the IT and telecommunications areas. In Western Europe, T-Systems was one of the five largest vendors in 2005, together with IBM Global Services, Accenture, CapGemini, and HP Services with respect to IT services including intersegment revenues of T-Systems, and one of the four largest companies, together with BT Global Services, France Télécom and Telefónica, in the telecommunications industry. Globally, T-Systems ranked among the top 20 IT and telecommunications companies. T-Systems’ global IT competitors include IBM Global Services, EDS, Fujitsu Services, HP Services, Accenture, CSC, Atos Origin and Capgemini. In the telecommunications area, T-Systems competes globally with AT&T, VerizonBusiness, NTT, France Télécom and BT Global Services. The ICT market has been characterized by consolidation.

Competition in the telecommunications markets in which T-Systems competes is very intense, both in Germany and globally. The market is characterized by substitution of legacy services (voice and data) by IP and mobile services and by strong pricing pressures. The competitive landscape over the past several years has been characterized by market participants attempting to reduce their indebtedness and increase their profitability through strategic refocusing and concentration on IP services and fixed-mobile convergence solutions. T-Systems expects this strategic refocusing to continue in 2007 and therefore expects similarly fierce competition.

Competition is also intense in the information technology area. The current market is characterized by strong pricing pressures, reduced customer IT budgets and prolonged customer sales cycles. As a result of these competitive pressures, many companies, including T-Systems, are attempting to maintain or expand market share through improved productivity, cost-cutting and efficiency measures. This situation has also led to a consolidation in the IT sector, which T-Systems expects to continue for the foreseeable future. In addition, T-Systems expects that the global IT services markets recovery will continue in 2007, but competition will likely remain intense.

We believe that T-Systems can compete effectively, largely due to its strategy of providing comprehensive solutions (planning, building and operating) to its customers’ needs across a broad spectrum of ICT activities. Offering substantial industry specific expertise, T-Systems believes it can respond to customers’ requirements, acting as a full-service telecommunications and IT provider, effectively and efficiently supporting its ICT customers.

Toll Collect

In connection with a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German highway system, we entered into an agreement dated September 2002 (together with all amendments thereto, the “operating agreement”) with an agency of the Federal Republic, DaimlerChrysler Financial Services AG (“DaimlerChrysler Services”) and Compagnie Financiere et Industrielle des Autoroutes S.A. (“Cofiroute”). We refer to this project as the “Toll Collect project.” The partners are responsible for the development of the toll collection system, which has been built and operated by the joint venture Toll Collect GmbH (“Toll Collect”). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees.

Commencement of operations of the toll collection system was originally planned for August 31, 2003. On February 29, 2004, the parties agreed to begin operations with on board units with slightly less than full technical performance no later than January 1, 2005 (Phase 1), which obligation was satisfied. On January 1, 2006, following issuance of the preliminary operating permit, the toll collection system began to operate with full technical performance as specified in the operating agreement (Phase 2). To date, Toll Collect has not received the final operating permit as the parties are not in agreement with respect to certain contractual requirements relating to the grant of the operating permit. The operating agreement can be terminated by the Federal Republic if the final operating permit has not been granted within one year following issuance of the preliminary operating permit. Therefore, the Federal Republic may claim that it is entitled to terminate the operating agreement. Such right to terminate expires within six months. We have not received any indication that the Federal Republic intends to terminate the operating agreement. However, in December 2006, Toll Collect initiated an arbitration proceeding seeking a determination that the Federal Republic’s basis for denying the issuance of the final operating permit is unfounded and claiming that additional remuneration is due to Toll Collect in accordance with the operating agreement.

The Federal Republic has initiated arbitration proceedings against DaimlerChrysler Services, Deutsche Telekom AG and the consortium. The Federal Republic is claiming damages resulting from the delay in the commencement of operations and contractual penalties in an aggregate amount of approximately EUR 5.2 billion plus interest. We filed our defense statement on June 30, 2006. Although the outcome of arbitration proceedings is difficult to predict, we believe that these claims are unsustainable and we are contesting the Federal Republic’s claims vigorously. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Contractual Obligations and Other Commitments” and “Item 8. Financial Information—Legal Proceedings.”

Group Headquarters and Shared Services

General

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom group. Group Headquarters functions include those performed by many of our central departments, such as treasury, legal, accounting and human resources. Operating functions not directly related to the core businesses of our strategic business areas are considered shared services functions. These functions also include, among others, the management and servicing of our real estate portfolio (primarily within Germany), fleet management and Vivento. Although many of the Group Headquarters and Shared Services functions are legally part of Deutsche Telekom AG, we manage Group Headquarters and Shared Services as though it were a separate legal entity.

Principal Activities

The real estate unit is, based on total and net revenues, the largest shared service within Group Headquarters and Shared Services. The real estate unit is responsible for managing our real estate portfolio, renting commercial real estate and providing facility management services for our group, primarily in Germany. Our real estate operations are conducted through various subsidiaries and affiliates and include:

•	the internal and external group leasing and rental business;

•	the power supply and air conditioning solutions business related to our telecommunications facilities;

•	facility management services;

•	real estate management for Magyar Telekom and Slovak Telekom (since June 2006), as well as third parties in Hungary and Slovakia; and

•

the operation, management and servicing of our radio transmission sites, such as our radio towers and transmitter masts in Germany (primarily used in mobile, radio and satellite communications, as well as for television broadcasting).

In April 2006, we reduced our stake in Sireo Real Estate Asset Management GmbH from 51% to 25.1%. However, Sireo will continue to oversee the management and disposition of our real estate portfolio and plans to expand its operations and business with third parties. For more information about our real estate portfolio and management activities, see “—Description of Property, Plant and Equipment—Network Infrastructure—Real Estate.”

Vivento was established in 2002 with the goal of efficiently implementing our staff restructuring measures in a socially responsible manner. Through Vivento, displaced workers are retrained and equipped with new employment qualifications for permanent redeployment within the Deutsche Telekom group or with external employers, or for project and temporary assignments. In addition to individual placements, Vivento staffs major projects and workforce-intensive operations and services. To create further employment opportunities, Vivento operates its own business lines. At the beginning of 2004, Vivento commenced providing call-center services primarily to some of our group companies and, to a lesser extent, third parties. These call center operations consist of a portion of the former call center operations of T-Com, as well as those of Vivento Customer Services GmbH, which was established in the first quarter of 2004.

Vivento Customer Services GmbH provides customer-relationship services, including call-center and back-office services, within the group as well as to third parties. Vivento Customer Services operates 14 sites throughout Germany and, as of December 31, 2006, employed approximately 2,500 people. In addition, approximately 200 people from Vivento were employed by Vivento Customer Services on a contract or temporary basis as of that date. In July 2004, Vivento set up a further business line by establishing Vivento Technical Services GmbH, which offers installation and after-sales services in the field of technical infrastructure within and outside the group. As of December 31, 2006, Vivento Technical Services had approximately 2,000 employees, and a further 400 were temporary staff from Vivento.

As of December 1, 2006, we completed the transfer of five call centers of Vivento Customer Services, including an aggregate of approximately 600 employees of Vivento Customer Services, to Walter Tele Medien-Gruppe. In connection with our personnel reduction measures announced in 2005, we plan to divest further activities of our Vivento business lines.

On June 22, 2006, the German Federal Administrative Court declared the transfer of civil servants to Vivento not legally permissible. As a result, no further transfers of civil servants to Vivento will be made until an appropriate legal basis is created. The situation for the civil servants already transferred will remain unchanged—they will stay at Vivento and will continue to be given temporary employment or a new permanent position inside or outside the group. The transfers already made to date are legally valid because the transfer process was completed under existing law. For more information, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.”

During 2006, approximately 2,700 of our employees were transferred to Vivento. Through December 31, 2006, a total of approximately 36,800 employees have been transferred to Vivento since its creation. Approximately 68% of these employees were transferred from T-Com, both as part of T-Com’s program to increase its efficiency, and through the transfer of some T-Com operations to the Vivento business lines. The remaining transferred employees either were apprentices who had finished their professional training within the group, but had not obtained full-time employment, or came from the other Deutsche Telekom strategic business areas.

At December 31, 2006, a total of approximately 23,300 employees had left Vivento since its formation, of which 4,400 left during 2006. About 70% of these employees were external placements. As of December 31, 2006, approximately 13,500 employees were in Vivento, of which approximately 700 were permanent staff, 7,200 were employees of the Vivento business lines and approximately 5,600 were engaged on a temporary or contract basis within or outside of the group.

The following table provides information regarding Vivento’s employee structure and movements for the periods presented:

	2006(1)	2005(1)	2004(1)
Number of employees transferred to Vivento	2,700	2,400	12,100
Number of employees that have left Vivento	4,400	6,100	9,100
Total number of employees in Vivento as of year-end	13,500	15,300	19,000
of which: Operational staff of Vivento	700	700	700
of which: Number of employees in business lines	7,200	7,200	4,600

(1)	Figures have been rounded to nearest 100.

Our fleet management company, DeTeFleetServices GmbH (“DeTeFleetServices”), provides fleet management and mobility services, with approximately 43,000 vehicles provided to our group companies and affiliates within Germany. DeTeFleetServices also generates net revenues from third parties through its sale of used fleet vehicles and, to a limited extent, through fleet management services to third parties. The majority of third party customers are former affiliates of Deutsche Telekom AG that were sold.

The Central Treasury department is primarily responsible for cash management, investments in securities, leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credit arrangements. Furthermore, this unit is responsible for the issuance of debt in the international capital markets, the handling of payments and clearing transactions, and foreign exchange and hedging activities. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

T-Venture Holding GmbH (“T-Venture”) is also included in Group Headquarters and Shared Services. T-Venture’s mission is to scout new products, technologies and services and to acquire access to them on our behalf. Accordingly, a central corporate fund has been established for this purpose, in addition to the individual investments that can be made by our strategic business areas.

The Telekom Training unit is responsible for providing professional training and qualification services for our employees within Germany. This unit also provided training for approximately 10,300 apprentices during 2006.

Group Headquarters and Shared Services also includes the establishment and maintenance of international intellectual property rights for the Deutsche Telekom group, including the T-Com, T-Mobile, T-Online and T-Systems brands.

Apart from our facility management operation in Hungary and Slovakia, Group Headquarters and Shared Services has only limited international activities, as most of our international operations have been transferred to our strategic business areas, and our non-core assets have been divested.

INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)

Innovation Strategy

Our innovation strategy focuses on customers and their current and future requirements that we expect to have the greatest impact on our company in the coming years. In 2006, we continued to concentrate our research activities based on the “5i” strategy, which comprises the following five focus fields, reflecting our strategic innovation portfolio and development priorities:

•	Inherent Security—offers our customers network-related security solutions.

•	Intuitive Usability—seeks to make complicated services and functions more user friendly.

•	Intelligent Access—offers customers the best service available without requiring the user to manually select the network services and access.

•	Integrated Communication—promotes the appropriate connection and interaction of many tasks and devices to one another.

•	Infrastructure Development—creates the technological basis needed to meet bandwidth, mobility and security requirements in a cost-effective manner for our group and its customers.

Systematic analysis and tracking of future customer needs helps us focus our research and development (R&D) efforts on the topics and technologies that are most relevant to our customers. Key innovation and performance indicators and processes enable us to evaluate and provide quality assurance throughout the group. Execution strategies and the timing of the introduction of products to the market are subject to group-wide contribution and effort. The major topics of innovation the group will concentrate on in 2007 and the future are IPTV, mobile Internet and ICT services. In addition, we are exploring the potential for fixed-mobile convergence products and for innovative business ideas such as IP value-added services.

Research & Development

In addition to modifying our R&D efforts from a technology-oriented focus to a customer-oriented focus in 2003, we combined the central departments “Technology & Platforms” and “Innovation” in 2005 to harmonize and closely coordinate our strategies for developing new applications and products, as well as network platforms. Our innovation activities are currently managed by the realigned “Innovation, Research & Development” central department, which is responsible for innovation strategy, innovation management across the group, innovation marketing, group-wide research and development and corporate venture capital. Innovation, Research & Development focuses primarily on issues that are relevant to all strategic business areas and on new technologies that are expected to be launched or ready for the market in two to five years. The strategic business areas are primarily responsible for product innovations that are close to market launch, i.e., within a development lead time of up to 24 months.

In addition to the Innovation, Research & Development central department, Deutsche Telekom Laboratories and T-Venture support the implementation of our innovation strategy. Deutsche Telekom Laboratories acts as a central research and development unit. T-Venture, a venture capital company, finances and supports innovative new companies in the telecommunications and IT sectors.

Deutsche Telekom Laboratories

Launched in 2005, Deutsche Telekom Laboratories established itself as a central research and development institute and as an international science institution. Deutsche Telekom Laboratories is divided into the Innovation Development Laboratory and the Strategic Research Laboratory. Both areas are organized to support the transfer of knowledge and findings from academic research into product design with our strategic business areas.

The Innovation Development Laboratory has assumed the role of general contractor for applied research and development. On the basis of the five innovation areas described above, it manages our R&D portfolio. It develops and assesses innovative ideas, implements test environments, assists with demonstrations and prototypes, and develops business models. It then transfers results to the strategic business areas for further review and development.

The Strategic Research Laboratory carries out long-term, applied fundamental and technology research and provides important basic insights for the development of innovative products and solutions. To achieve this, the Berlin Technical University and Deutsche Telekom have set up four fields of research at the university, each under an endowed chair.

Research and Development Expenditures

In 2006, our expenditures on experimental, explorative, and pre-production research and development were EUR 0.2 billion (2005: EUR 0.2 billion; 2004: EUR 0.2 billion). Typical research and development activities included the development of new data-transmission processes and innovative telecommunications products. In 2006, investment in internally developed intangible assets amounted to EUR 0.3 billion, an increase of EUR 0.1 billion compared to 2005 and 2004. This investment related primarily to the development and adaptation of internally developed software, as well as software platforms and architectures, with the aim of improving processes for the provision and operation of services and products. As in previous years, the vast majority of this amount was attributable to the Broadband/Fixed Network and Mobile Communications strategic business areas.

Intellectual Property

In 2006, we filed 557 patent applications worldwide. Management of our intellectual property portfolio is based on strict cost/benefit considerations. The portfolio is reviewed on a regular basis and those intellectual property rights that are no longer relevant are eliminated. This led to a reduction of the number of inventions, patent applications, patents, utility models and design models held to 5,663 as of December 31, 2006 (2005: 6,686; 2004: 5,991).

ACQUISITIONS AND DIVESTITURES

The following table presents each of the principal acquisitions and divestitures made by us during our last three fiscal years:

Year	Segment(1)	Event	Amount
			(billions of €)
2006	Mobile Communications	Purchase of shares in PTC(2)	(0.6)
2006	Business Customers	Purchase of shares in gedas	(0.3)
2006	Mobile Communications	Purchase of shares in tele.ring	(1.3)
2006	Broadband/Fixed Network	Exchange of shares of Deutsche Telekom AG for shares of T-Online International AG(3)	(0.8)
2006	GHS	Sales of real estate	0.4
2005	Broadband/Fixed Network	Purchase of shares in Crnogorski Telekom	(0.1)
2005	GHS	Sales of shares in DeASat S.A.	0.1
2005	Mobile Communications	Purchase of shares in CMobil	(0.1)
2005	GHS	Sale of real estate	0.2
2005	GHS	Sales of shares in Intelsat, Ltd.	0.1
2005	Mobile Communications	Sale of remaining shares in MTS	1.2
2005	Broadband/Fixed Network	Purchase of additional shares of T-Online International AG	(1.8)
2005	Broadband/Fixed Network	Sale of shares in comdirect bank AG (“comdirect bank”)	0.2
2004	Broadband/Fixed Network	Purchase of remaining shares in EuroTel Bratislava a.s.	(0.3)
2004	Mobile Communications	Sale of shares in MTS	1.3
2004	GHS	Sales of real estate	0.3
2004	GHS	Sale of shares in SES Global S.A.	0.6
2004	Broadband/Fixed Network	Acquisition of the Scout24 Holding GmbH	(0.2)
2004	Broadband/Fixed Network	Acquisition of Stonebridge Communications A.D.	(0.1)

(1)	Reflects our reorganized business structure as of January 1, 2005.
(2)	Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by a Vienna arbitration tribunal. For more information on PTC, see “Item 8. Financial Information—Legal Proceedings” and “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”
(3)	In June 2006, we issued 62.7 million of our shares in exchange for the remaining shares of T-Online in connection with the completion of the merger of T-Online International AG into Deutsche Telekom AG, which shares had a fair value of EUR 0.8 billion. In August 2006, we repurchased 62.7 million of our shares in the market, which shares were retired to avoid dilution as a result of the issuance of shares in connection with the merger.

REGULATION

Overview

Our operations worldwide, as well as those of our subsidiaries and affiliates, are subject to sector-specific telecommunications regulations and general competition law, as well as a variety of other regulations. The extent to which telecommunications regulations apply to us depends largely on the nature of our activities in a particular country, with the conduct of traditional fixed-line telephony services usually being subject to the most extensive regulation. Regulations can have a very direct and material effect on our overall business, particularly in jurisdictions that favor regulatory intervention.

General Licensing Requirements

To provide services and to operate our networks, either general authorizations or licenses are required from regulatory authorities in countries in which we operate. In member states of the European Union (“E.U. Member States”), the operation of fixed networks and the provision of public voice telephony services in the fixed network require notification to, or registration with, regulatory authorities. Further, the public voice telephony services of our Croatian subsidiary, T-Hrvatski Telekom, require a license.

Licensing procedures also apply to our mobile network operations with respect to radio frequencies. The duration of any particular license or spectrum usage right depends on the legal framework in the relevant country. Most countries limit the duration of licenses or usage rights, which are generally renewable, to between three and thirty years.

The E.U. Regulatory Framework

Between 1989 and 2001, the European Union introduced a number of liberalization and harmonization directives as well as recommendations regarding open and efficient access to, and the use of, public telecommunications networks and services. These were intended to open monopolistic markets and to harmonize technical interfaces, usage conditions, and mandatory minimum service standards for all fixed-line users and to provide a general framework for tariffs throughout the European Union. At the end of 1999, the E.U. Commission initiated a review of the E.U. telecommunications regulatory framework, focusing on the development of competition in the telecommunications sector and the increasing convergence of media, telecommunications and information technology. In 2002, the European Union adopted several legislative measures, which included a general framework directive and four specific directives regarding the following topics (collectively constituting the “E.U. Framework”):

•	access to, and interconnection of, electronic communications networks;

•	mandatory minimum service standards for all users (universal service obligations) and users’ rights;

•	authorization and licensing regimes;

•	telecommunications data protection; and

•	a regulatory framework for radio spectrum policy in the European Union.

The directives are, among other things, intended to:

•	establish the rights, responsibilities, decision-making powers and procedures of the national regulatory authority (“NRA”) in each E.U. Member State and the E.U. Commission;

•	identify specific policy objectives that NRAs must achieve in carrying out their responsibilities; and

•	provide that operators with significant market power in defined electronic communications markets can be subject to certain obligations.

Since the most significant part of our business is undertaken in the European Union, our operations are to a large extent subject to the E.U. Framework on telecommunications regulation. E.U. Member States are required to enact E.U. legislation in their domestic law and to take E.U. legislation into account when applying domestic law. In each E.U. Member State, a NRA is responsible for enforcing the national telecommunications laws that are based on the E.U. Framework. NRAs generally have significant powers under their relevant telecommunications acts, including the authority to impose network access and interconnection obligations, and to approve or review the charges and general business terms and conditions of providers with “significant market power”. In general, a company can be considered to have significant market power if its share of a particular market exceeds 40%. NRAs also have the authority to assign wireless spectrum and supervise frequencies and to impose universal service obligations.

The E.U. Commission supervises the NRAs and formally and informally influences their decisions in order to ensure the harmonized application of the E.U. Framework throughout the European Union. Companies can challenge decisions of the relevant NRA before national courts. Such legal proceedings can lead to a decision by the European Court of Justice, which is the ultimate authority on the correct application of E.U. legislation.

The E.U. Framework is also important in some countries that are not yet part of the European Union, but which are expected to be in the future, such as Croatia. Those countries are already adapting their telecommunications legislation to the E.U. Framework.

Special Requirements Applicable to Providers with Significant Market Power

The most significant impact on our business stems from the E.U. Framework’s special requirements applicable to providers with significant market power. Obligations in relation to network access, price setting, separate accounting for interconnection services, publication, and non-discrimination, can be imposed on those operators that are designated by the relevant NRA as having significant market power in an electronic communications market. Such determinations are based on E.U. guidelines and E.U. competition case law. We have been designated as having significant market power primarily in most fixed-line markets in which we operate, as well as in mobile voice call termination markets.

In particular, the NRA may subject providers with significant market power, and their affiliates, to the following rules and obligations:

•	The prior approval or retroactive review of charges, insofar as such charges and conditions relate to a market in which the provider holds significant market power.

•	The obligation to offer other companies unbundled special network access (including interconnection) as well as access to certain services and facilities on a non-discriminatory basis.

In addition, providers with significant market power can be obliged to maintain segregated accounting systems with regard to access services. This obligation is intended to allow for transparency with respect to various telecommunications services in order to prevent, among other things, the cross-subsidization of services. In this regard, the NRA may specify the structure of a provider’s internal accounting for particular telecommunications services, which can increase costs of compliance.

Under the E.U. Framework, the E.U. Commission periodically issues a market “recommendation,” which is a list of telecommunications markets that it considers susceptible to sector-specific regulation. NRAs must take this list of markets into account when defining the markets that are to be analyzed for the existence of competitive restraints. If a NRA finds that a market is not competitive, it establishes which providers have significant market power in this market and may impose certain measures prescribed by statute.

In February 2003, the E.U. Commission issued its first recommendation, which related to the retail markets for fixed-line public telephone service and leased lines, as well as the wholesale markets for the unbundled local loop, fixed-network interconnection, leased lines, broadband access, mobile voice call termination, mobile access and call origination, international roaming, and broadcasting transmission services. We have been designated as an operator with significant market power in almost all of these markets in Germany.

NRAs may analyze additional markets not included in the E.U. recommendation if justified by special national circumstances. NRAs are required to conduct market analyses on all communications markets included in the E.U. Commission’s recommendation, as well as those that the NRAs have decided to include within the scope of sector-specific regulation in agreement with the E.U. Commission. All NRA market analyses are subject to the supervision of the E.U. Commission and can be challenged if the E.U. Commission does not agree with the NRA’s findings.

In addition to the recommendation, there is a separate E.U. regulation on unbundled access to the local loop, which became effective in January 2001. It contains the obligations to provide full unbundled access to copper-paired wire lines as well as unbundled access to the high-frequency spectrum of those lines (line-sharing). Unbundling has led to a considerable loss of our market share.

Additional E.U. legislation that may materially affect our business is discussed in the subsequent sections on broadband/fixed-network regulation and mobile communications regulation.

Legislative Developments

Under the E.U. Framework, the E.U. Commission must regularly review its market recommendation. The first review of the E.U. recommendation is currently ongoing, but the draft of the next recommendation appears to somewhat limit the number of markets in which obligations are imposed on operators with significant market power. In particular, most retail markets are expected to be removed from the list of markets that are susceptible to telecommunications regulation. However, the most important market relating to retail access to the fixed telephone network is expected to remain subject to such regulation. We expect the new recommendation to come into force in mid-2007.

In addition, the entire E.U. Framework is subject to a review currently in progress. Any changes to the framework would become effective following their transposition into national law. So far, the E.U. Commission has signaled that only minor changes to the regulatory framework will be considered. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the changes being adopted by the European Union, the manner in which revised directives are subsequently implemented in the E.U. Member States, and how the revised regulatory framework will be applied by the respective NRAs.

Infringement Proceedings Against Germany

In October 2004, the E.U. Commission launched an infringement proceeding against Germany concerning provisions of the Telecommunications Act in connection with wholesale network access, including interconnection. The E.U. Commission’s concern was that the Federal Network Agency lacked the full flexibility required by the E.U. Framework with respect to its authority to issue decisions regarding the imposition of obligations on operators found to have significant market power in the field of wholesale network access and interconnection. Consequently, the infringement procedure could also lead to more flexibility for the Federal Network Agency to refrain from imposing cost-oriented prices where an access obligation had been imposed on an operator with significant market power. After the Telecommunications Act was recently amended in order to comply with the E.U. Commission’s request, it is currently uncertain whether this infringement proceeding will be continued.

In April 2005, the E.U. Commission launched a further infringement proceeding against Germany, criticizing a provision of the Telecommunications Act that does not allow for the imposition of the obligation to offer carrier pre-selection and call-by-call-selection when there is effective competition between services supplied by mobile network operators and by mobile service providers at the retail level. The E.U. Commission is also concerned that, according to the Telecommunications Act, the Federal Network Agency can regulate the rates that operators with significant market power charge for retail telecommunications services, but does not provide for the flexibility of imposing less intrusive obligations. It further argues that the Telecommunications Act does not provide enough flexibility for the Federal Network Agency to decide how to apply price regulation (for example, whether to approve tariffs in advance or retroactively). After the recent amendment of the Telecommunications Act, it is currently uncertain whether this infringement proceeding will be continued.

Media Regulation

Although regulation of broadcast media and media content has not materially affected our business, as traditional telecommunications services and media services increasingly converge through products such as triple-play, media regulation may become increasingly important to our business. For example, in Germany we currently offer IPTV to our high-speed broadband customers as well as mobile TV services to customers of T-Mobile Deutschland. Although there are several regulations related to media services and platforms, the introduction of a notification obligation and a possible license requirement for broadcasting platforms are being discussed by the German state governments. These discussions could result in regulations relating to the selection of broadcasting programs transmitted over such platforms, and the contractual conditions for such transmission.

Other E.U. regulation requires TV set top boxes to have either no encryption technology or a common scrambling algorithm. The set top boxes we use for our German IPTV services rely on a special digital rights management technology that might not be entirely compatible with the common scrambling algorithm. However, the Federal Network Agency has granted us a preliminary exemption from this regulation until July 2007, and the recently amended Telecommunications Act now explicitly allows for further exemptions. If the current legislation is ultimately determined to apply to our set top boxes, this could result in our set top boxes not being in compliance with the legal requirements. Modification of the current digital rights management technology could prove costly and some features of our IPTV service may be discontinued.

Competition Law

The European Union’s competition rules have the force of law in all E.U. Member States. The main principles of the E.U. competition rules are set forth in Articles 81 and 82 of the European Community Treaty (“E.C. Treaty”) and in the E.U. Merger Regulation (the “Merger Regulation”). In general, the E.C. Treaty prohibits “concerted practices” and all agreements that may affect trade between Member States and which restrict, or are intended to restrict, competition within the European Union, and prohibits any abuse of a dominant position within the common market of the European Union, or any substantial part of it, that may affect trade between Member States. The E.U. Commission enforces these rules in cooperation with the national competition authorities, which may also directly enforce the competition rules of the E.C. Treaty. In addition, the national courts have jurisdiction over alleged violations of E.U. competition law.

The Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds are to be submitted to the E.U. Commission for review, rather than to the national competition authorities. Under the amended Merger Regulation, concentrations will be prohibited if they significantly impede effective competition in the common European market, or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position.

In addition, all E.U. Member States (and other jurisdictions in which we operate, such as the United States) have legislation in place which is substantially similar to the E.U. competition rules. Thus, in markets where we are dominant, our ability to practice business freely and to establish our own prices can be restricted. Moreover, our opportunities to cooperate with other companies, or to enhance our business by fully or partially acquiring other businesses, can also be limited. In Germany, the authority responsible for the application of competition law is the Federal Cartel Office (Bundeskartellamt). For information regarding specific competition cases in which we are involved, see “Item 8. Financial Information—Legal Proceedings.”

German Telecommunications Regulation

Since the most substantial part of our business is located in Germany, German telecommunications regulation has an especially significant impact on our business. As in all E.U. Member States, German telecommunications regulation is based on the E.U. Framework. German telecommunications regulation is mainly derived from the Telekommunikationsgesetz (the “Telecommunications Act”).

We believe that, for the foreseeable future, the Federal Network Agency is likely to view us as a provider with significant market power in various German markets for public voice telephony services in the fixed network and in other markets, including most of those in which we held monopoly rights in the past. Additionally, in 2006, we were determined to be a provider with significant market power in the German market for mobile voice call termination for the first time. As a result, we expect that the strict regulatory provisions of the Telecommunications Act relating to providers with significant market power will be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to gain significant market power in the near future, we expect that we will have to compete in important markets with providers not subject to those regulatory obligations. Therefore, these competitors may have more flexibility than we have in terms of the selection of services offered and customers served, pricing and the granting of network access.

Pricing

Under the Telecommunications Act, tariffs for telecommunications access services offered by providers with significant market power and their affiliates can be subject to price regulation, insofar as the tariffs relate to a market in which significant market power has been determined to exist. Other tariffs are essentially unregulated. The tariffs of all providers in Germany are, however, subject to generally applicable E.U. and German laws, including competition law and consumer protection rules. In addition, tariffs for universal services must be set at an “affordable price.” For more information, see “—General Network Access—Universal Services.”

The Telecommunications Act distinguishes between tariffs that require prior regulatory approval and those that are subject to retroactive review. Generally, wholesale pricing requires prior approval, whereas retail pricing is subject to retroactive review. Nevertheless, at present, we are required to disclose most retail pricing measures concerning our fixed telephony network to the Federal Network Agency two months before they become effective, which enables the Federal Network Agency to undertake a preliminary evaluation with respect to whether our prices comply with rules prohibiting abuse of significant market power. This requirement restricts our flexibility to react quickly to competition in the retail markets for fixed telephony.

General Network Access

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

Treatment of New Markets

The German government has recently introduced in the Telecommunications Act a rule concerning “new” telecommunications markets, which provides that access and price regulations concerning operators with significant market power will, in general, not be applicable to new markets. The purpose of this rule is ostensibly to encourage telecommunications providers to invest in new infrastructure and services. An effect of this new rule could be that our new high-speed fiber-optic broadband access platform will not be regulated. We currently operate this new platform in ten metropolitan areas and started with the roll out in further cities. However, the regulatory treatment of these networks will ultimately depend on the interpretation of the new rule by the Federal Network Agency. Additionally, the E.U. Commission regards the new market rule as contradicting the E.U. Framework and has announced that it will initiate an infringement proceeding against Germany. Under the E.U. Framework, the E.U. Commission can initiate infringement proceedings against an E.U. Member State if it is convinced that the E.U. Member State has not correctly transposed the rules of the E.U. Framework into national law and is thus in breach of the E.U. Treaty. This proceeding will be ultimately decided by the European Court of Justice and is expected to take up to three years. Our further investment in high-speed fiber access in other German cities will depend not only on customer demand but also on the regulatory environment. If our new network is ultimately regulated in disregard of the new market rule, this may affect our decisions with respect to further investments in planned new infrastructures or other products.

Universal Services

The Telecommunications Act includes provisions to ensure the availability of certain basic telecommunications services (“universal services”) throughout Germany. Universal services comprise public fixed-line network voice telephony with certain ISDN features, directory services, telephone books, public pay phones and certain categories of transmission lines. These services must be universally available to all customers at a price determined by the Federal Network Agency to be an “affordable price.” We currently provide the universal services specified by the Telecommunications Act voluntarily and without compensation.

Customer Protection

The customer protection rules, which apply to all providers of telecommunications services, have been expanded in the latest amendment of the Telecommunications Act. The expanded obligations largely promote greater price transparency for customers. We expect that certain value added services, such as premium voice call services, will be negatively affected.

Data Retention

The German Government has published a draft bill on data retention for law enforcement purposes. This legislation is intended to implement E.U. directives which came into force in 2006. The new requirements may result in additional investment and recurring annual costs for us, depending on the final wording of the national legislation. At present, it is unclear to what extent those costs will be compensated by the state.

Interconnection

Fixed-Fixed Interconnection

Since January 2002, there has been an “element-based” interconnection tariff system in Germany. Under this system, the tariff for transmission of traffic is based on the number and type of network elements used in transmission, and not on the distance over which the traffic is transmitted. The Federal Network Agency determined our previous interconnection pricing levels in November 2003. These tariffs were valid from December 1, 2003, to May 31, 2006. Compared to the previous period, the tariffs were reduced by the Federal Network Agency by 9.5%. Some carriers have initiated legal proceedings against the decision of the Federal Network Agency in order to lower the tariffs further. These proceedings are still pending.

On April 13, 2006, the Federal Network Agency decided on new fixed-fixed interconnection charges valid from June 1, 2006 until November 30, 2008. The charges were again reduced by approximately 10%. The Federal Network Agency justified this price reduction by not considering the costs of certain switches in the PSTN-network that it believes are not efficient based on the number of users. On September 5, 2006, we initiated legal proceedings to obtain injunctive relief. This action was dismissed by the court on December 20, 2006. Some competitors also initiated legal proceedings in order to lower the tariffs further. The proceedings are still pending. In the meantime, the reduced charges have taken effect.

Pursuant to a Regulatory Order published on October 5, 2005, Deutsche Telekom is considered a provider with significant market power in the three interconnection services markets and, consequently, we are obligated to provide interconnection and conveyance services, and we are required to grant, for interconnection purposes, co-location rights to our competitors. Co-location rights give a competitor the right to share certain physical premises with us. In addition, we are also obligated to allow our competitors to interconnect directly with other carriers within our co-location rooms and to share their transmission paths. The rates we may charge for such interconnection and conveyance services, as well as for granting co-location rights, remain subject to the prior approval of the Federal Network Agency. On November 4, 2005, we initiated legal proceedings against the obligation to allow our competitors to interconnect directly with other carriers within our co-location rooms. These proceedings are still pending.

Local Loop Access

After concluding the market analysis procedures required by the Telecommunications Act, the Federal Network Agency published a Regulatory Order for access to the local loop in April 2005, which confirmed that we were considered to have significant market power in this market. Accordingly, although we have offered unbundled local loop access since 1998, this decision confirmed that we are still obligated to offer such access to other carriers. By allowing competitors to connect to customer access lines within our local networks, unbundling of the local loop allows our competitors to gain direct access to customers without having to build local networks of their own. In this way, competitors are able to use our customer access lines to offer a wide range of local services directly to customers.

We are involved in a number of pending legal proceedings regarding recent decisions of the Federal Network Agency that concern access charges relating to the local loop, and which have resulted in severe reductions in our charges for such access. We believe that the Federal Network Agency did not take into account a number of our costs that were justifiable costs for these services, and that if it had done so, our permitted local loop access charges would have been higher. For more information, see “Item 8. Financial Information—Legal Proceedings—Proceedings Against Decisions of the Federal Network Agency.”

On April 29, 2005, the Federal Network Agency reduced the monthly line rental charges we are allowed to charge our competitors, from EUR 11.80 to EUR 10.65. These charges are valid for the period from April 1, 2005 to March 31, 2007. On January 19, 2007, we applied for a new monthly fee of EUR 12.03. The Federal Network Agency is expected to make a determination with respect to this application on or prior to March 31, 2007. On August 3, 2005, the Federal Network Agency also decided to reduce the one-time activation (takeover of an existing line) charge for subscriber line rental we are allowed to charge our competitors by approximately 10%, to EUR 45.61 for the most common type of subscriber line (copper wire pair with high bit-rate use). The corresponding cancellation charges have been reduced as well. In cases in which a customer switches to another carrier, or returns to us, the charges were reduced to EUR 5.80 (approximately 71% lower than before). These amended activation and cancellation charges are valid until June 30, 2007. Due to the importance of customer line rental to our wholesale business, these reductions will have negative effects on the revenues of our T-Com business.

Since January 2001, we have been offering line sharing (i.e., using a single access line for multiple purposes, including sharing access with competitors) in accordance with E.U. requirements. On August 3, 2005, the Federal Network Agency reduced the monthly line sharing charges from EUR 2.43 to EUR 2.31. This decision was based on a finding of a decrease in overhead costs and a rejection of certain cost-allocation factors. Further, the Federal Network Agency decided on the one-time activation charges for the provision of line sharing, which will be reduced to EUR 51.43. Another reduction concerns the one-time cancellation charges for line sharing, which were lowered to EUR 10.48 and EUR 51.22, respectively (with/without switching the end customer’s access to another carrier using line sharing). The amended tariffs are valid until June 30, 2007.

With the Regulatory Ordinance of April 20, 2005, the Federal Network Agency imposed on us the obligation to submit a reference offer of unbundled services to our competitors. This reference offer provides for penalties and extended possibilities of cooperation with carriers in the context of co-location. Since this reference offer is still under regulatory examination, we do not know for the time being to what extent the Federal Network Agency will accept our proposals or impose further regulatory measures upon us.

In October 2006, a competitor initiated proceedings with the Federal Network Agency relating to access to cable ducts, fiber and co-location within the street cabinets. We believe that these proceedings were withdrawn in February 2007 as a result of the pending Federal Network Agency’s market analysis, which will likely address this subject. This market analysis is expected to commence in March 2007, and will likely not be concluded until the end of 2007.

Broadband Access—Bitstream

In the market analysis for wholesale broadband access services, we were determined as having significant market power and, therefore this market will be subject to regulation described below. The Federal Network Agency divides the broadband wholesale services market into separate IP-Bitstream Access and ATM-Bitstream Access markets.

IP Bitstream

For the IP-Bitstream Access market, the Federal Network Agency issued a regulatory order in September 2006. According to the order, we are obliged to offer IP broadband access to our competitors and the rates are subject to prior approval by the Federal Network Agency. We are obliged to make a reference offer for broadband access, which we published on December 13, 2006, and that now has to be discussed with the Federal Network Agency and our competitors.

We have been offering Bitstream Access on a voluntary basis since August 2004. These products combine DSL resale products with additional wholesale IP transport services and enable ISPs and network operators without their own infrastructure to transport broadband traffic between end-customers and the IP networks of our competitors. Therefore, we believe there is no need for regulation in this area. Nevertheless, the Federal Network Agency did not accept our voluntary offer and imposed on us the additional regulatory measures described below.

The market analysis for IP Bitstream access includes the new VDSL network to the extent that it is compatible with other bitstream access products. The Federal Network Agency stated that it can only decide which VDSL-based bitstream products are not compatible once the VDSL network is operational and end-user products are being offered. Although discussions regarding the regulation of the VDSL network are still ongoing, we are hopeful that products based on this new network will be classified as new or emerging markets, in which case no access obligations will be imposed on us. We expect a decision to be made on the basis of the amended Telecommunications Act that, in general will not apply to these new markets. However, no assurance can be given that this will be the case. For more information, see “—General Network Access—Treatment of New Markets.”

Furthermore, the discussion about the regulation of an unbundled DSL product is still ongoing. Under the Telecommunications Act, the Federal Network Agency can impose on us the obligation to offer unbundled broadband access to our competitors. This could also include the obligation to unbundle a wholesale DSL product from the existing telephone lines. This issue is still open, and we expect that it will be resolved during 2007. The resolution of this issue depends on the discussions with the Federal Network Agency and our competitors in regulatory procedures we expect for this year. If we are obligated to offer such an unbundled broadband access, we expect increased competition in rural areas with the possible consequence of customer losses in those areas.

ATM Bitstream

We will also be obliged to provide ATM Bitstream Access, the prices for which will be subject to retroactive approval of the Federal Network Agency. We do not expect a final regulatory order to be issued before March 2007. The final order will oblige us to publish a reference offer for ATM broadband access in the middle of 2007. As a result of this regulation, retroactive regulation of prices will likely lead to the reduction of our ATM rates.

Broadband Access—DSL Resale

Besides unbundled local loop access and line sharing, we offer our Resale DSL product to our competitors on a voluntary basis. This Resale DSL product is part of our above-mentioned Bitstream Access offer. At the end of 2005, the Resale DSL agreements we had concluded since August 1, 2004 were examined by the Federal Network Agency. The Federal Network Agency investigated whether we had abused our dominant position by levying rates that were only 11.5% lower than our retail price for DSL. In June 2006, the Federal Network Agency closed these proceedings after we announced that we would offer an increased discount of 20% below the DSL retail price.

Since August 2006, we have offered our Wholesale DSL product, which departs from the retail-minus-20% pricing formula of Resale DSL in favor of fixed prices for bandwidths of 1, 2, 6 and 16 Mbit/s. This has resulted in considerable price reductions compared to the Resale DSL product. Most ISPs have therefore already switched from Resale DSL to Wholesale DSL. Other competitors, however, have submitted complaints to the Federal Network Agency alleging that our competitors offering DSL access on the basis of carrier line sharing or unbundled local loop provided by us cannot match the low prices offered by Wholesale DSL. They allege that we are engaging in price dumping or predatory pricing because the prices we are charging for Wholesale DSL are lower than the costs for a competitor offering a product based on carrier line sharing. In addition, they allege that there is no “consistency” between the prices charged for carrier line sharing, unbundled local loop and Wholesale DSL. We were informed that the Federal Network Agency has decided not to open a proceeding at this time, but it may do so in the future.

Retail Regulation

On June 23, 2006, the Federal Network Agency imposed on us the obligation to disclose to it any retail pricing measures within the markets for access to the public telephone network, as well as the markets for publicly available local and national telephone services provided, at a fixed location for residential and non-residential customers, including VoIP services, two months before they become effective. However, this obligation generally does not apply to bundled products containing regulated and non-regulated services if the obligation has been met regarding the regulated components of the bundle, the regulated components are still offered unaltered on a stand-alone basis, and the difference between the price of the bundle and the sum of the prices of the regulated components is at least equal to the costs of the non-regulated components. Within the first two weeks after the relevant disclosure has been made, the Federal Network Agency is required to check if the planned rates are clearly not compatible with section 28 of the Telecommunications Act. If so, the Federal Network Agency must, within a period of two weeks of notice of the measure, prohibit introduction of the rates until such time as it has completed its examination. However, even if the Federal Network Agency does not prohibit introduction, the rates can only become effective two months after disclosure. Therefore, in general, the obligation delays our ability to react quickly to market changes.

On December 20, 2006, the Federal Network Agency published a draft of the market analysis for publicly available local and national telephone services to mobile networks provided at a fixed location for residential and non-residential customers, including VoIP services. The national consultation ended on February 2, 2007. In the draft market analysis, the Federal Network Agency designates Deutsche Telekom as a provider with significant market power. Should this designation become effective, any retail pricing measures within that market will be subject to ex-post regulation. Moreover, it is possible that the Federal Network Agency will impose on us the obligation to disclose to it our retail pricing measures two months before they become effective.

The Federal Network Agency still does not classify VoIP as a “publicly available telephone service,” which would imply an emergency services obligation. However, with the further development of VoIP, and the increasing use of this nomadic service, the Federal Network Agency has requested all market participants to submit proposals for a technical solution to the emergency services problem.

The broadband access tariffs, as well as the broadband and narrowband service tariffs, that we offer to retail customers under our T-Online brand are not subject to regulation under the Telecommunications Act. However, these tariffs are indirectly affected by the regulation of wholesale tariffs for these services and will be taken into account by the Federal Network Agency in a review undertaken as part of a retroactive procedure if they form part of a product bundle that contains regulated components. Moreover, sector-specific regulation may be extended in the future to the broadband services market, which will depend on the results of the Federal Network Agency’s current market analysis procedures.

Central and Eastern European Telecommunications Regulation

Our subsidiaries in Hungary and Slovakia are subject to the same E.U. Framework as our fixed-line products and services in Germany. We also operate fixed-line and mobile networks in Croatia, Macedonia and Montenegro. These countries are also orientating their regulatory frameworks towards the E.U. Framework. Therefore, all of our subsidiaries in Central and Eastern Europe are generally exposed to a set of regulatory risks similar to those in Germany described above. Additional significant regulatory matters affecting specific subsidiaries are discussed below.

Hungary

Although some competition within the fixed-line network has existed in Hungary for several years, Magyar Telekom still possesses substantial market share in many telecommunications markets within Hungary. As expected, the Hungarian NRA has found Magyar Telekom to be an operator with significant market power in a large number of the markets currently subject to regulation, including subscriber lines and calling services.

We expect that continuing wholesale market regulation will have a negative impact on Magyar Telekom’s margins due to regular wholesale price reductions following E.U. trends. Currently, Magyar Telekom has to comply with wholesale obligations regarding call origination and termination, unbundling, local and national bitstream access and price regulation for the termination of wholesale leased lines. As in previous years, Magyar Telekom also remains under the obligation to submit its reference offers for interconnection and unbundling to the Hungarian NRA for prior approval.

The Hungarian Competition Authority completed its investigation of the bundling of PSTN and DSL lines of the Hungarian incumbent operators, and concluded that Magyar Telecom’s DSL offering constitutes unjustified product bundling. If Magyar Telekom introduces an unbundled DSL product within 90 days (i.e., by April 8, 2007), the Hungarian competition authority will not impose any fine or obligation. Such offer is planned to be introduced in the first quarter of 2007.

In addition, the Hungarian NRA has launched a public discussion about the necessity of a wholesale line rental product, which, if introduced, would provide additional opportunity for some competitors to broaden their customer base at the expense of Magyar Telekom’s market share. The outcome of these discussions is still uncertain.

Competition has been further facilitated by number portability, which was introduced for the fixed network on January 1, 2004, and which has effectively led to a net loss of approximately 5% of lines for Magyar Telekom.

As competition between Magyar Telekom and cable television providers for telephony, Internet access and television services becomes more intense, Magyar Telekom expects to be increasingly affected by the disparity of regulatory burdens between services provided over the fixed-line telephony network and those provided over cable networks. Unlike Magyar Telekom, cable network providers are currently not subject to any wholesale obligations.

Moreover, with respect to competition within the fixed-line network, Magyar Telekom is required to pay other incumbent PSTN operators in Hungary call termination rates that are 40-50% higher than the regulated rates Magyar Telekom is allowed to charge competitors. The NRA plans to further balance this inequality gradually to the level justified by economies of scale.

Slovakia

The Slovak NRA determined that Slovak Telekom is designated as an operator with significant market power in most of the designated fixed-line markets in which it operates. As a result, Slovak Telekom is required to publish reference offers for unbundling of the local loop, interconnection, terminating parts of leased lines and market of broadcasting transmission, keep separate accounts, and comply with obligations regarding transparency and non-discrimination in the markets for unbundled local loops, call termination and origination, terminating parts of leased lines and broadcasting transmission. Furthermore, Slovak Telekom is obliged to offer carrier selection and carrier preselection and to follow a prescribed calculation methodology for the pricing of calling services. We expect that the market analysis procedure will continue until the beginning of 2007, and we expect that additional regulatory obligations will be imposed on Slovak Telekom as the market analyses continue. Such obligations will include, among other things, a requirement to modify Slovak Telekom’s existing wholesale broadband access products or prices and wholesale leased line products.

Croatia

T-Hrvatski Telekom has been designated as an operator with significant market power in the interconnection market, the market for public voice services in the fixed-line network, the market for leased lines, and the market for transmission of voice, sound, data, documents, pictures and other services. As a result, the Croatian NRA is empowered to, among other things, regulate network access and interconnection with respect to these markets.

Macedonia and Montenegro

Our subsidiaries in Macedonia and Montenegro are, to varying degrees, increasingly subject to similar regulatory actions as are applicable to our other European subsidiaries. As these countries continue to align their telecommunications regulatory regimes with the E.U. Framework, we expect that operations in these countries will become increasingly subject to similar levels of regulatory intervention.

Mobile Regulation

United States

Our U.S. mobile operations, provided through T-Mobile USA, are regulated by the FCC and by various other Federal, state and local governmental bodies. The FCC has authority to regulate “rates and entry” by Commercial Mobile Radio Service (“CMRS”) operators, while the states have authority to regulate “other terms and conditions” of CMRS. The FCC has refrained from regulating rates charged by CMRS operators. However, under its authority to license CMRS operators to serve the public, the FCC has imposed a number of requirements on operators including rules for providing emergency 911 services, number portability and support for lawful electronic surveillance. In addition, there are conditions on AWS licenses, which were granted on November 29, 2006, requiring T-Mobile USA to build-out or put the spectrum to use within the initial 15-year license term. If substantial use of the spectrum has not commenced by the end of this period, the licenses could be forfeited at that time.

In addition, depending upon how they are resolved, certain proceedings currently pending at the federal and state levels could impose costs and other burdens on T-Mobile USA. These include:

•

Local Exchange Carrier/CMRS interconnection: FCC rules require local exchange carriers to provide CMRS operators interconnection within a reasonable time after it is requested, unless such interconnection is not technically feasible or not economically reasonable. Interconnection allows the completion of calls between wireless and fixed-line phones. FCC intercarrier compensation rules provide a framework for determining the levels of reciprocal compensation (for traffic originating or terminating in a local area) and access charges (for non-local traffic). In 2001, the FCC embarked on a wide-ranging examination of intercarrier compensation methodologies, which may result in substantial modification of its interconnection rules. The FCC adopted a further notice of proposed rulemaking on these issues in February 2005, which remains pending and the FCC is currently considering proposals from a group of state regulators on reforming the intercarrier compensation regime. We cannot predict when or if the FCC will act to overhaul the existing intercarrier compensation regime, but we anticipate that the FCC may take action on certain aspects of intercarrier compensation in 2007, which could impose additional costs on T-Mobile USA.

•

Special Access: High capacity circuits used by CMRS operators for transporting traffic between cell sites and local exchange carrier switching facilities is supplied in large part by the local exchange carriers. The FCC initiated a proceeding to reform special access provisioning in 2005. Since then the issue has been raised in recently concluded and pending local exchange carrier or interexchange carrier merger proceedings, although broad rules applicable to all local exchange carriers have yet to be established. In light of public comments and a report issued by the Government Accountability Office, the FCC imposed reporting, non-discrimination, and limited pricing relief conditions on the wireline companies involved in recent mergers. However, the Chairman of the FCC has specifically stated that such merger conditions are not indicative of what type of regulation the FCC may ultimately impose in this area. Special access costs are an increasingly large portion of T-Mobile USA’s annual operating expenditures, and the inability to secure special access circuits on cost-based and nondiscriminatory terms could become a significant issue in the future.

•

CALEA: The Communications Assistance for Law Enforcement Act (CALEA) requires a telecommunications carrier to ensure that its equipment, facilities, or services are capable of enabling the government to intercept communications and access call-identifying information when lawfully authorized. CMRS operators are covered by CALEA. In addition, T-Mobile is subject to an agreement with the U.S. Federal Bureau of Investigation and Department of Justice, which imposes on us certain operational and other requirements designed to ensure that we can effectively respond to, and implement, such wiretap and other information requests by U.S. law enforcement agencies. In August 2005, the FCC ruled that CALEA applied to facilities-based broadband Internet access providers, as well as to interconnected VoIP services, and established a compliance deadline of May 14, 2007. This order potentially could apply to T-Mobile USA’s Internet access and WiFi services. In May 2006, the FCC decided, as required by CALEA, that it would rely on industry standard setting bodies to define the technical requirements for meeting the new CALEA obligations. These obligations could necessitate significant network modifications in the future in order to comply with the assistance capability requirements of CALEA.

•

Customer Proprietary Network Information (CPNI)/Consumer issues: The FCC has set forth rules for the treatment of CPNI. Due to recent privacy concerns raised by the activities of parties that through fraudulent schemes seek to obtain and sell customer call information, the FCC has initiated an investigation of the top five wireless carriers (including T-Mobile USA) and the top five fixed-line carriers concerning the treatment of customer call records under the FCC’s current CPNI requirements. Additionally, the FCC has initiated a rulemaking to consider making certain prospective changes to the carrier processes for handling CPNI. Proposed rules by the FCC include mandating customer-set passwords for online account access and for access to certain types of CPNI over the phone requiring carriers to coordinate with law enforcement in the event of unauthorized disclosures, and providing notice to customers of certain changes to their account. The U.S. Congress is also examining the issue of CPNI and is considering imposing stricter safeguards upon all telecommunications carriers and VoIP providers. These developments may require significant alterations to T-Mobile USA’s systems and practices and, therefore, have the potential to impose significant additional financial and administrative costs on the company.

•

Regulation on the state and local level: Some states, through their respective public utility commissions and legislatures, or through other means, have taken, or are seeking to take, actions to regulate various aspects of wireless operations, including customer billing, termination of service arrangements, advertising, the filing of “informational” tariffs and certification of operations. These developments have significantly affected, or have the potential to significantly affect, T-Mobile USA’s business practices with respect to many aspects of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. At the local level, wireless facilities typically are also subject to zoning and land use regulation, and may be subject to fees for use of public rights-of-way. T-Mobile USA’s access to additional sites to install wireless facilities is a key component of its ability to continue to deploy wireless services in an effective manner.

Operations in the European Union

Our operations within the European Union are subject to rules established by the EU regulatory framework (see “—The E.U. Regulatory Framework”). Under these rules, NRAs have been mandated to analyze three mobile communication markets in order to determine whether regulatory remedies must be imposed:

•	Access and call origination: Market analysis procedures have been initiated or completed by all NRAs in the European Union, but no NRA has thus far found reason to impose regulatory remedies.

•	Call termination in mobile networks: Various remedies imposed by the NRAs are described by country below.

•

Wholesale international roaming: Market analysis procedures have been initiated or completed by most NRAs in the EU. These activities have been coordinated by the European Regulators Group (ERG), which has been set up by the E.U. Commission in order to advise and assist with the consolidation of the E.U. internal market for electronic communications networks and services. In 2005, the ERG published a common position and established a framework for the analyses to be conducted by the national regulators. None of the NRAs has found operators to have significant market power in the relevant market.

On February 20, 2006, the E.U. Commission announced that, in light of the inability of NRAs to impose regulatory remedies, it had begun work on an E.U. regulation on international roaming charges. In July 2006, a proposal was submitted to the European Parliament and the Council of the European Union, under which international roaming charges would be linked to average European termination rates. Wholesale charges would be capped at twice the average European termination rate for calls within the visited country and three times the average European termination rate for calls to another E.U. Member State. At the retail level a ceiling would be set at 130% of the wholesale rate. A maximum price would be set for receiving calls at the level of the average European termination rate plus a margin of 30%. On June 1, 2006, T-Mobile, together with other leading mobile operators, announced that this group of companies representing almost 200 million mobile customers in Europe would voluntarily reduce their roaming charge by approximately 50%. Nevertheless, the E.U. Commission continues to press for adoption of such regulations, which would have significant consequences for T-Mobile’s revenues.

Germany

On November 8, 2006, the Federal Network Agency finalized the market analysis procedure for the mobile call termination market and decided that T-Mobile Deutschland has to reduce the termination rate charges from EUR 0.11 per minute to EUR 0.0878 per minute. This decision is valid from November 23, 2006 until November 30, 2007 and also applies to Vodafone. E-Plus and O2 are required to lower their mobile termination rates to EUR 0.0994 per minute (from EUR 0.124 per minute) for the same time period. A new decision of the Federal Network Agency in 2007 may lead to a further reduction of termination rates after November 30, 2007.

T-Mobile Deutschland appealed to the Administrative Court of Cologne the Federal Network Agency’s general decision to regulate termination rates and the regulation establishing the actual tariff level. For more information, see “Item 8. Financial Information—Legal Proceedings.”

The Federal Network Agency recently announced the tender of additional spectrum in 2008. It is expected that, in the course of this auction, spectrum capacity in different bands will be made available to market participants, including UMTS extension bands (190 MHz of spectrum in the 2.6 GHz band) as well as UMTS spectrum that was already allocated in 2000, but later returned to the Federal Network Agency. It is currently unclear under what conditions the allocation will take place. We do not expect the auction to be as competitive or expensive as the auction in 2000.

Pursuant to the 2004 amendments to the Telecommunications Act, new regulatory fees will, in the future, be imposed based on the revenues of respective telecommunications companies. This provision may have a disproportionate effect on large companies, such as Deutsche Telekom, and may have a material adverse effect on our results of operations. The details on how these new regulatory fees will be calculated have not yet been determined and will be promulgated in a separate ordinance, which is expected to become effective during 2007.

Consumer protection obligations in the revised Telecommunications Act came into force in February 2007, some of which have an implementation period of six months. These obligations will have a considerable negative impact on T-Mobile Deutschland, in particular, by requiring prices for premium voice call services to be announced before a call is made.

On July 11, 2001, the E.U. Commission issued a press release confirming that E.U. Commission inspectors and officials from national competition authorities had started carrying out simultaneous inspections at the premises of nine European mobile communications operators located in the United Kingdom and Germany. Our subsidiaries T-Mobile Deutschland and T-Mobile UK were among the companies inspected. The E.U. Commission asserted that an E.U.-wide sector inquiry had established serious competition concerns regarding pricing practices for mobile roaming services, which warranted further investigations, particularly in the United Kingdom and Germany. The E.U. Commission statement indicated that the inspections in the United Kingdom and Germany were to ascertain whether there had been consumer price-fixing by mobile operators in these countries. The statement further indicated that the inspections were intended to verify whether German operators had illegally fixed the wholesale prices they charge to other operators, and whether these prices are excessive or discriminatory. The E.U. Commission had initially focused its inquiry on the U.K. operators, resulting in a number of further requests for information. On July 26, 2004, the E.U. Commission announced that it had sent a statement of objections to Vodafone and O2 in the United Kingdom, but not to T-Mobile UK or Orange UK. We therefore believe that it is unlikely that the E.U. Commission will open formal proceedings against T-Mobile UK. However, on February 10, 2005, the E.U. Commission opened formal proceedings relating to T-Mobile operations in Germany. The E.U. Commission alleged that T-Mobile Deutschland has been abusing its dominant position in the market for wholesale roaming services by charging excessive tariffs for calls of foreign visitors in its network during the period from 1997 to 2003. T-Mobile has rejected these allegations as being unfounded. Should the E.U. Commission decide to uphold its preliminary findings, it could impose significant fines on T-Mobile. A decision is expected in the first half of 2007.

United Kingdom

T-Mobile UK does not have any obligation to provide national roaming to third parties. However, in 2003 the predecessor to the Office of Communications (Ofcom), Oftel, undertook a consultation on proposals to require T-Mobile UK and all other GSM operators to offer GSM national roaming if requested by the new UMTS mobile operator “3”. All U.K. GSM licensees objected to this proposal. Ofcom issued a consultation in 2004 on whether it has the power to impose such a condition if it is needed, and proposed guidelines to be applied if it is required to determine a national roaming agreement. The mobile operator 3 is seeking the continuation of this condition, despite having selected a new national roaming provider by auction. Ofcom is expected to reach a decision in 2007.

Ofcom is planning to release a number of spectrum bands to the market in 2007 and 2008 some of which may be used for competing mobile services. It has proposed that spectrum will be auctioned on a technology and service neutral basis. Ofcom is currently preparing seven spectrum award processes and has either issued consultations or held workshops on each of these awards. Ofcom is not currently proposing to limit the use of such spectrum. In addition, T-Mobile UK and the other U.K. GSM operators may be able to change the use of their current GSM spectrum after 2007, e.g., to use it for UMTS services, but the terms on which they may be able to do so are not yet clear.

T-Mobile is currently regulated on its average price for call termination, which expires on March 31, 2007. In September 2006, Ofcom published a consultation proposal for regulation of call termination rates over the period from April 2007 to March 2011. Ofcom is expected to reach a final decision in the first half of 2007.

The Netherlands

Following investigations by the Dutch NRA and competition authority into mobile call termination tariffs, all Dutch licensed mobile telecommunications operators voluntarily agreed to amend their call termination tariffs from January 1, 2004 to December 1, 2006. Under this agreement, the Dutch mobile operators may not exceed certain flat-rate and per-minute tariffs in accordance with a specific schedule. These tariffs are currently in effect until new tariffs, either self-imposed or regulatorily mandated, are applied. As a result of these voluntary decreases, the Dutch competition authority formally ceased its investigation into alleged excessive pricing. The Dutch NRA previously decided to adhere to these voluntarily set tariffs until December 1, 2005 and has since adopted the voluntary tariffs in its own policy recommendations under the former regulatory framework. Challenges by fixed-line operators to the Dutch NRA’s adaptation of these voluntary decreases have been denied by the Trade and Industry Appeals Tribunal.

In its decision regarding the analysis of the market for call termination under the current regulatory framework, the Dutch NRA decided that voice call-termination tariffs should be decreased to reflect the actual cost of such termination by July 1, 2008, with such decreases being introduced incrementally, beginning on

July 1, 2006. However, this decision has been annulled by the Trade and Industry Appeals Tribunal. As a consequence, the Dutch NRA is currently preparing a new decision, which is expected to be similar to the existing decision and will enter into force on July 1, 2007.

According to a decision by the Dutch competition authority on September 27, 2004, T-Mobile Netherlands was fined EUR 14.8 million for its alleged involvement in an anti-competitive scheme regarding dealer commissions, carried out together with the four other Dutch mobile telecommunications operators. After T-Mobile Netherlands and the other affected companies filed an appeal of this decision on a variety of grounds, the Court of Rotterdam granted an appeal based on various substantive grounds while at the same time denying various other grounds for appeal. Both the Dutch competition authority and a selection of the affected companies, including T-Mobile Netherlands, have subsequently appealed the Court of Rotterdam’s decision.

Czech Republic

The Czech NRA designated all three mobile operators in the Czech Republic (i.e., T-Mobile Czech Republic, Telefonica O2 Czech Republic and Vodafone Czech Republic) as having significant market power in the market for mobile call termination and imposed regulatory remedies on them including price regulation of mobile termination charges. These remedies, effective since July 1, 2006, resulted in a decrease in mobile termination charges by 4% compared to the price level determined by the Czech NRA in March 2005.

On September 25, 2006, T-Mobile Czech Republic and Vodafone Czech Republic announced that they have entered into discussions on the sharing and development of mobile network infrastructure. These discussions are undertaken in close consultation with the competent regulatory authorities.

Austria

Based on its decision of October 27, 2004, the Austrian NRA published its final decision concerning the mobile termination rates of all network operators including T-Mobile Austria in December 2005. In this procedure, Mobilkom Austria was found to have the lowest network costs (2005: EUR 0.0679/min). Therefore, Mobilkom will be the benchmark for all other network operators and Mobilkom’s network costs in 2005 are currently the target value to be reached by the mobile termination rates of all mobile network operators by the end of 2008 at the latest. As a result, a “glidepath” applies, in which the mobile termination rates of the mobile network operators are reduced between EUR 0.01/min and EUR 0.0183/min every six months until the target value is reached. This target value will be reviewed by the Austrian NRA every two years. The Austrian NRA is currently calculating the network costs of all mobile network operators to determine the actual benchmark level for a regulation of mobile termination rates beginning with 2007. A decision of the Austrian NRA in this respect is expected in the first half of 2007 and the resulting benchmark level will replace the current target value of EUR 0.0679/min.

In light of our purchase of tele.ring, competitors have filed an application requesting an additional decrease of T-Mobile Austria’s mobile termination rates. Accordingly, T-Mobile Austria’s mobile termination rates could be lowered even further. A decision of the Austrian NRA is expected in the first half of 2007.

Hungary

T-Mobile Hungary is currently subject to regulatory obligations regarding the termination of calls into its network. On January 24, 2005, the Hungarian NRA designated T-Mobile Hungary, Vodafone and Pannon GSM as having significant market power in the wholesale market for call termination on mobile networks, and required each of these companies to grant access to specific network facilities, act in a transparent and non-discriminatory manner, and maintain long-run incremental cost-based mobile termination rates and accounting separation. T-Mobile Hungary and Vodafone filed suit against the decision. The court of first instance materially amended the decision in some parts including provisions related to termination rates. The case is currently pending at second instance due to appeals by all parties.

On July 25, 2005, the Hungarian NRA imposed specific reductions of termination rates on all three mobile network operators. Beginning retroactively from May 2005, the three mobile network operators were to apply average termination fees based on an international benchmark calculation. All three mobile network operators appealed the decisions of the Hungarian NRA at the City Court in Budapest. The court rejected Pannon’s claim, while T-Mobile Hungary’s and Vodafone’s suits are still pending. The Hungarian NRA imposed a fine of approximately EUR 600,000 on T-Mobile Hungary for not complying with its July 25, 2005 decision while the proceedings took place. T-Mobile Hungary filed a suit against the fine, and won the case at first instance. The case was appealed by the regulator and is currently pending.

On October 2, 2006, the Hungarian NRA issued its new market analysis decision regarding the mobile voice termination market. According to this decision, the Hungarian NRA designated T-Mobile Hungary, Vodafone and Pannon GSM as having significant market power, amended the obligations set out in its 2005 decision and stated that it planned to further reduce mobile termination rates. All three mobile operators filed suit against the October 2006 decision.

On December 20, 2006, the Hungarian NRA delivered its decisions on the mobile termination fees applicable from February 2, 2007. The rates are identical to those forecast in the 2006 market analysis decision and will result in a decrease in termination rates in 2007, with additional decreases in 2008 and 2009. Each of the decisions of the Hungarian NRA to decrease termination rates has been challenged by all mobile operators in court.

Slovakia

On July 12, 2006, the Slovak NRA imposed certain obligations on T-Mobile Slovensko relating to the voice-call termination market, namely transparency, non-discrimination, accounting separation and network access. However, the Slovak NRA did not impose the obligation of cost-orientation of termination tariffs, which means that the wholesale prices for termination in the network of T-Mobile Slovensko are not currently regulated. An additional obligation of cost-oriented termination tariffs, similar to most other EU Member States, may be imposed in the future, which could lead to further tariff reductions. T-Mobile Slovensko filed an appeal with the Slovak Supreme Court in August 2006, where it sought to reverse the Slovak NRA’s decision. The case is pending.

On November 27, 2006, T-Mobile Slovensko signed a national roaming agreement with Telefónica O2 Slovakia, which enables Telefónica O2 Slovakia to provide its services partly through the network of T-Mobile Slovensko.

Poland

In July 2006, three mobile operators in Poland, including PTC, were designated as having significant market power in the call termination market and, as a result, regulatory obligations relating to provision of access, non-discrimination, transparency and cost orientation were imposed on them. These three mobile operators appealed the decisions of the Polish NRA and the claims are still pending. On September 25, 2006, PTC fulfilled these regulatory obligations and published new mobile termination rates calculated on a cost basis and information regarding the provision of access and submitted this information to the Polish NRA. New mobile termination rates became effective from October 15, 2006. Although the Polish NRA accepted the reduction of mobile termination rates proposed by all mobile operators, the Polish NRA’s objective is a further reduction of mobile termination rates in order to reach a level equal to the benchmark of the average of the three lowest mobile termination rates in the European Union by the end of 2007. The Polish NRA has already initiated a proceeding in order to assess the charges applied by the operators and requested additional cost information in January 2007. The proceeding is still pending and a decision is not expected before the end of March 2007.

In April 2006, the Polish NRA began a national consultation process and notified its draft decision to the European Commission that designated three mobile operators, including PTC, as having significant market power in the market for access and call origination and imposing related regulatory obligations on them. However, the draft decision was withdrawn in May 2006 from the European Commission. The Polish NRA is preparing a new decision, which is expected to be consulted and re-notified to the European Commission in the first half of 2007. The Polish NRA may find that these three mobile operators have significant market power and impose regulatory obligations again. No obgliations have yet been imposed on PTC.

Tele2 requested to be admitted as a MVNO to PTC’s network. As a commercial agreement could not be reached, Tele2 approached the Polish NRA, which initiated an administrative proceeding against PTC in May 2006. This proceeding is still pending. PTC claims that such a proceeding is contrary to the European legal framework and, in July 2006, submitted a complaint on infringement of EU Law to the European Commission.

In 2004, PTC was granted spectrum in the 3.6-3.8 GHz range (WiMax frequencies). In July 2006, the Polish NRA started proceedings aimed at revoking the WiMax spectrum rights on the basis that PTC had not started commercial use of the frequencies. In its decision of October 12, 2006, the Polish NRA decided not to withdraw the WiMax frequencies. However, proceedings to revoke the spectrum rights may be initiated in the future.

Other European operations

Croatia

Since September 2004, T-Mobile Croatia has been designated as having significant market power in the interconnection market and in the market for public voice services in mobile networks (the analysis was repeated in 2005, and started again in 2006). As a result, interconnection prices have to be determined in line with the principles of transparency and cost-orientation, based on the actual costs of the services provided, including a reasonable rate of return on investment. A reference interconnection offer, which includes prices and terms of interconnection, has to be approved by the Croatian NRA. Moreover, non-discrimination, cost accounting and accounting separation obligations have also been imposed.

Macedonia

The services provided by mobile network operators in Macedonia are not currently subject to price regulation. A tender for entrance of a third mobile network operator is ongoing, and tender documentation envisages significant market power status and domestic roaming obligation for the existing mobile operators. Therefore, the Macedonian NRA is collecting retail and wholesale market data in connection with its market analysis. Depending on the outcome and findings of this market analysis, regulatory obligations may be imposed, including those relating to wholesale pricing and domestic roaming.

On February 12, 2007, the Macedonian competition authority started proceedings against T-Mobile Macedonia to determine whether it holds a dominant position in the market for call completion within the T-Mobile Macedonia network and a possible misuse of this position in connection with the provision of voice mail services.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Network Infrastructure

As a result of substantial investments in telecommunications and cable networks since the early 1990s, Broadband/Fixed Network believes that its fixed-line network in Germany is one of the most technologically advanced networks in the world, with full-digital switching and nearly 100% digital transmission capability. Advanced VDSL, ADSL2+, ATM and WDM technologies are incorporated in this network, which not only provide much faster voice and data transmission, but also improved network management and network reliability.

During 2006, Broadband/Fixed Network continued to expand its use of NGN enabling high-speed access and transmission network technologies. In particular, Broadband/Fixed Network plans to continue to increase incorporating ADSL2+ technology and VDSL technology in-line with the demands of its customers and in conjunction with its ongoing broadband strategy. Moreover, in addition to its announced efforts to increase broadband access speeds, Broadband/Fixed Network intends to continue to increase the use of innovative technologies like Outdoor DSLAM and Gigabit Ethernet to provide IPTV and high-speed access at speeds up to 25 Mbit/s. NGN technologies increase the efficiency of, and potential to offer new services using the existing network.

As of December 31, 2006, Broadband/Fixed Network’s PSTN in Germany consisted of approximately 7,900 local networks connected by a long-distance transmission network. Broadband/Fixed Network’s IP platform, the basis for various services offered to individual customers (especially access to the Internet) and business customers (e.g., VPNs and connection of servers to the World Wide Web), consisted of numerous locations primarily linked through router technology.

The following table provides information on the length of the copper and fiber-optic cables contained in Broadband/Fixed Network’s access and transmission networks in Germany at December 31, 2006, and each of the two prior years:

Length in km
Year	Copper Cable	Fiber-Optic Cable
2004	1.485 million	0.197 million
2005	1.480 million	0.206 million
2006	1.485 million	0.216 million

For more information about Broadband/Fixed Network’s network infrastructure, see “—Description of Business—Broadband/Fixed Network.”

Cable Transmission Infrastructure

Broadband/Fixed Network’s global transmission infrastructure consists of underground and submarine cables, which directly link the German national telecommunications network to numerous other telecommunications service providers worldwide. In addition, Broadband/Fixed Network holds interests in numerous fiber-optic submarine and terrestrial cable networks worldwide. Restoration contracts with other cable operators and telecommunications carriers have been created to prevent network failures from affecting network availability. Broadband/Fixed Network’s domestic telecommunications network is connected to submarine cables via various “landing points,” five of which are located in Germany.

Computing Services & Solutions (CSS)

CSS possesses the server equipment, software tools and expertise employed in the operation of the computer network infrastructure described above. As of December 31, 2006, CSS’ global mainframe systems performance had a combined total computing power of 136,375 millions of instructions per second (MIPS), compared to 123,386 MIPS as of December 31, 2005.

T-Systems’ mainframe computing equipment in Germany and Switzerland (more than 80% of T-Systems’ total worldwide computing power) is based on a leasing contract with IBM. T-Systems only purchases the computing capacity actually required, according to a flexible, demand-driven business agreement. In addition to these mainframe systems, as of December 31, 2006, a total of 33,037 servers (most of which are owned by T-Systems) were operated worldwide, in particular in Europe.

Mobile Network Infrastructure

At December 31, 2006, the network infrastructure of our mobile telecommunications business consisted of approximately 80,000 base station cells in Europe and approximately 37,000 base station cells in the United States.

Real Estate

Our German real estate portfolio consists of approximately 10,300 properties, which comprise a total site area of approximately 39 million square meters. The total net floor space of these properties is approximately 9.2 million square meters. In addition, we have leased approximately 3.9 million square meters. Most of this area is used for telecommunications installations, research centers, service outlets, computer centers and offices. Area and sites used for our radio transmission facilities are not itemized in square meters and therefore are not included in these numbers.

We manage and service our German real estate portfolio through various subsidiaries and affiliates.

The real estate portfolio of our consolidated group had a book value of EUR 10.2 billion at December 31, 2006, including radio transmission properties and real estate assets of our foreign subsidiaries. Approximately 66% of this amount (EUR 6.7 billion) relates to properties held directly by Deutsche Telekom AG on an unconsolidated basis. The remaining 34% is mostly held through our Mobile Communications strategic business area and our Central and Eastern European subsidiaries.

To improve operational efficiencies and dispose of non-core assets, we have continued to monetize certain of our real estate assets. In 2006, we entered into agreements for the sale of properties in the aggregate amount of EUR 411 million. Of the EUR 407 million in proceeds we received in 2006, EUR 74 million related to properties transferred in 2006 and EUR 333 million related to transactions in 2005 and prior years. The properties we sold in 2006 comprised approximately 3.4 million square meters of land area and approximately 0.5 million square meters of lettable floor space. We leased back a relatively small portion of this. Although we will incur rent expense related to the leased-back area, we will achieve a reduction in interest payments and other costs related to the properties sold. In 2007, we plan to continue with our portfolio adjustment strategy and with disposals of properties.

Our radio transmission sites in Germany, including towers, masts and rooftops, are owned or leased by various subsidiaries. Our subsidiaries manage these radio transmission sites and the related technical infrastructure facilities to provide antenna space for T-Mobile, T-Com and T-Systems in Germany. These subsidiaries also offer these services to third-party radio-network operators. Our subsidiaries currently manage approximately 25,700 radio transmission sites, of which approximately 3,400 are located on Deutsche Telekom AG property. Approximately 23,200 of these transmission sites are owned by our subsidiaries, whereas the remaining 2,500 are owned by third-parties. In addition, we own and operate approximately 19 radio transmission sites for AM, short- and long-wave radio transmission.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our annual consolidated financial statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us, and a reconciliation of net profit and total shareholders’ equity to U.S. GAAP, see “—Reconciling Differences between IFRS and U.S. GAAP” and notes (50) and (51) to the consolidated financial statements.

The strategies and expectations referred to in the following discussions are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives we implement and other factors. We cannot provide assurance that the strategies and expectations referred to in these discussions will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to materially differ from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” for descriptions of some of the factors relevant to these discussions and other forward-looking statements in this Annual Report.

MANAGEMENT OVERVIEW

Management of our company provides the following discussion and analysis to present an overview of our financial condition, operating performance and prospects from management’s perspective.

The 2006 financial year was difficult. Although we recorded growth in our international businesses, particularly in the United States, our domestic market in Germany was characterized by more intense competition and continued unfavorable regulatory oversight. As a consequence, we lost large numbers of customers and a great deal of revenues in our fixed network business. Revenues and margins in the German mobile communications market were also impacted by a dramatic decline in prices.

As a result of these trends, we have instituted a course of action to demonstrate to our customers that we are still the best choice for telecommunications products and services, and also to maintain the confidence of our shareholders. In this regard, we launched new calling plans in the second half of 2006, which are beginning to show positive results. Although we have a lot of hard work ahead of us, we are determined to strengthen our group’s position in all markets, not only by improving our customer service capabilities.

We will continue to focus on improving our competitiveness in Germany, growth abroad in the mobile communications area, mobile internet and further development of integrated communications and IT solutions. Additionally, we intend to set the standard for customer care in our industry, to be the most highly regarded service company in our industry and to achieve a competitive edge through leadership in innovation.

The following paragraphs highlight several recent important developments relating to our group.

Net revenues and net profit

In 2006, the telecommunications industry was marked by rapid technological change and intense competition. For us, revenue development was driven by two opposing trends: growth in our international markets, particularly in the United States; and slower growth rates, as well as more rapidly falling prices, in the domestic telecommunications market.

Total net revenues increased by 2.9% to EUR 61.3 billion in 2006 as compared to 2005. The contribution to net revenues generated internationally was EUR 28.9 billion, or 47.1%. This increase in the development of international revenues was mainly the result of continued customer growth at T-Mobile USA. Total net revenues contributed by subsidiaries acquired in 2006 (primarily tele.ring, gedas and PTC) amounted to EUR 1.2 billion. Domestic revenue, in contrast, declined from EUR 34.2 billion in 2005 to EUR 32.4 billion in 2006, primarily as a result of strong competitive and price pressures.

Net profit in 2006 decreased by EUR 2.4 billion to EUR 3.2 billion as compared to 2005. This decrease was primarily due to lower operating income as a result of the decrease in domestic revenues and higher expenses for staff-related measures. Additionally, increased losses from financial activities could not be completely offset by an income tax benefit.

Closer interaction between the various areas of the group to improve service quality, innovative performance and efficiency

Our Board of Management responsibilities are distributed across six Board departments. In addition to the central management areas assigned to each of the chairman of the Board of Management, the Board member responsible for Finance, and the Board member responsible for Human Resources, three new Board departments were established in December 2006 that combine business area-specific and Group-wide tasks: the Business Customers and Production Board department; the T-Com, Sales and Service Board department and the T-Mobile, Product Development and Product Innovation Board department.

Proposed dividend

Our Management Board and Supervisory Board are proposing a dividend of EUR 0.72 for each Deutsche Telekom share carrying dividend rights. This proposal is subject to approval by our shareholders at the 2006 annual general shareholders’ meeting to be held on May 3, 2007.

The group’s growth driver remained the Mobile Communications strategic business area

In 2006, the Mobile Communications strategic business area was again the group’s main growth driver. Despite decreased revenues in Germany and Hungary, the T-Mobile group substantially increased both its revenues and its customer base.

T-Mobile USA was again the most successful T-Mobile company with 3.4 million net customer additions. T-Mobile USA had a total of 25 million customers at the end of the year. T-Mobile Deutschland recorded 1.4 million net customer additions, increasing its customer base to a total of 31.4 million as of December 31, 2006. This success is mainly due to intensive marketing activities to win customers. In the United Kingdom, T-Mobile UK (including Virgin Mobile) recorded approximately 0.9 million net customer additions. New calling plans also contributed significantly to this increase. Customer numbers at T-Mobile Czech Republic and T-Mobile Netherlands also developed positively. In Austria, the number of customers increased significantly as a result of the acquisition of tele.ring, which contributed 1.0 million to the total customer increase of 1.1 million. Cumulatively, the Eastern European mobile communications companies in Hungary, Slovakia, Croatia, Macedonia and Montenegro accounted for appreciable growth of 0.8 million customers to a total of over 10 million mobile customers as of December 31, 2006. PTC in Poland, which has been fully consolidated since November 1, 2006, added 12.2 million customers to our total customer base. For information regarding a dispute concerning our investment in PTC, including challenges to our ownership of PTC shares, see “Item 8. Financial Information—Legal Proceedings.”

Additionally, T-Mobile USA took part in a spectrum auction held by the FCC in the United States (Auction 66) and purchased additional spectrum for EUR 3.3 billion. This spectrum acquisition will form the foundation for expanding its customer base in the U.S. market and introducing innovative products based on new technologies. The roll-out of the 3G network commenced in 2006, with most of the work scheduled to be completed in 2007 and 2008.

Despite fierce competition in the fixed-line communication market the Broadband/Fixed Network strategic business area achieved strong broadband growth

Business developments in the Broadband/Fixed Network strategic business area continued to be subjected to offsetting effects. Growth continued in the broadband market, which could not fully compensate for the continued decrease in the number of narrowband access lines and call minutes.

The number of broadband lines in Germany and abroad (including Eastern and Western Europe) increased by 36% to 11.7 million in 2006 as compared to 8.6 million in 2005. In Germany, the number of broadband customers also increased as a consequence of price plans and integrated all-inclusive offers of voice telephony, broadband Internet and TV entertainment (single, double, and triple-play packages offered as 3x3 Complete Packages) and new service offerings. A total of 10.3 million DSL lines provided by T-Com were in operation in Germany at the end of 2006, an increase of 2.4 million, as compared with 7.9 million at the end of 2005.

Nevertheless, competition in the broadband market continued to intensify in 2006. A consequence of this was a considerable drop in prices for ISP rates and, towards the end of the year, for 3x3 Complete Packages (including broadband lines).

T-Com benefited from the overall broadband market growth, in particular in its third-party DSL resale activities. The number of DSL resale lines increased in 2006 by 1.6 million to 3.2 million as compared to 2005.

Since the merger of T-Online International AG into Deutsche Telekom AG was completed in June 2006, the Broadband/Fixed Network strategic business area was able to offer fully integrated packages for voice and Internet communications. Following the launch of the 3x3 Complete Packages in mid-September, T-Com gained 563,000 new broadband customers in the fourth quarter of 2006, which represents the highest quarterly growth in DSL to date. With the new rates, T-Com has succeeded in winning over formerly pure voice telephony or narrowband Internet customers to broadband technology.

T-Com entered the triple-play age in Germany in August 2006. Through T-Com’s VDSL network, customers in ten German metropolitan areas now receive top-quality voice communications, Internet access, and IPTV through a single broadband line. In time for the start of the soccer season, T-Com opened the doors to the new world of multimedia applications by launching “Bundesliga on Premiere powered by T-Com,” the IPTV broadcast of Bundesliga soccer games by pay TV operator Premiere. The second half of 2006 saw the introduction of the first triple-play packages on the market—not only in Germany, but also in Eastern and Western Europe. In Western Europe, the launch of triple-play products in France and the further expansion of its proprietary infrastructure helped T-Com to capitalize on the growth of this broadband market as well. In 2006, the number of broadband lines in operation in our own networks in Western Europe increased from 73,000 to 445,000, and in Eastern Europe from 568,000 to 992,000. In total, the number of broadband lines we operated outside Germany more than doubled to 1.4 million as of the end of 2006 as compared to 2005.

Additionally, the total number of DSL rate customers in 2006 increased by 45% to a total of 8.0 million. Compared with 2005, the DSL rate customer base in Germany grew by 1.8 million to 6.3 million as of the end of 2006. T-Com recorded strong growth in the fourth quarter in particular after introducing the 3x3 Complete Packages. Overall, T-Com attracted more ISP rate customers than broadband lines customers, which represents an improvement in the customer base.

In the verticals sector—the consumer brands that are specifically targeted at young growth markets—Musicload continued its trend as one of the leading providers of online music downloads. In September 2006, Musicload launched a new subscription model that gives customers access to more than 1.8 million music tracks for a flat monthly charge. For many users, the subscription solution represents an attractive alternative to purchasing music on the Internet. Gamesload’s offering now includes more than 440 downloadable games and over 120 games in the flat rate offering. Musicload and Gamesload are among the leading German online platforms in their respective target markets. In November 2006, T-Com launched Softwareload, a new download portal for software programs. Softwareload provides a selection of more than 17,000 titles covering a broad range of software applications.

The number of narrowband lines in Germany and abroad decreased by 5.3% to 39.0 million during 2006 as compared to 41.2 million as of the end of 2005. In Germany, the number of narrowband lines decreased by 5.7% to 33.2 million in 2006 as compared to 35.2 million as of the end of 2005. The decrease in narrowband lines are primarily due to customer churn in favor of fixed-network competitors, as well as increasing substitution by mobile communications and by cable network operators. The total number of T-ISDN lines decreased disproportionately in 2006 by 8.2% to 9.0 million as compared to 9.8 million as of the end of 2005, due, in part, to DSL customers switching from T-ISDN to an analog T-Net line.

The development of call minutes in Germany experienced contrasting trends in 2006. By successfully marketing calling plans, T-Com increased customer loyalty in terms of the proportion of T-Com’s call minutes for all call types (local, national, international, and fixed-to-mobile) in relation to the total minutes generated on T-Com’s PSTN network. The number of calling plan customers (including PSTN rate options from the new 3x3 Complete Packages and VoIP flat rates) was 16.5 million at the end of 2006, representing a penetration rate of almost 50% of total narrowband lines. However, despite the positive development of customer retention in terms of call minutes, the absolute number of call minutes in T-Com’s network continues to decline, due to the ongoing loss of lines and the effects of substitution.

Business with resellers (wholesale services) also saw diverging trends in 2006. The interconnection business declined due to increasing direct network interconnection between competitors and due the loss of market shares to call-by-call providers. This contrasted with sharp increases in unbundled subscriber lines to 4.7 million in 2006 as compared to 3.3 million in 2005 and in DSL resale lines to 3.2 million in 2006 as compared to 1.6 million in 2005. Overall, business in the area of wholesale services continued to be subjected to considerable regulatory intervention. Moreover, price reductions for subscriber lines, interconnection calls, and DSL resale products, due to competitive pressures and regulatory decisions, had a negative impact on the wholesale services business.

Business Customers strategic business area increases the level of new orders despite difficult market environment

In the reporting year, the Business Customers strategic business area was exposed to increasingly intense competition, continued consolidation, as well as a huge decline in prices in the traditional telecommunications business. Nevertheless, the level of new orders increased due to the signing of new contracts.

Business development was influenced by the decline in revenues from the telecommunications services business for both multinational business customers in the Enterprise Services business unit and medium-sized customers in the Business Services unit. Furthermore, new agreements for services for PC workstation systems within the group had a negative impact on the revenue development due to lower prices and volumes.

Primarily as a result of the consolidation of gedas in 2006, international business developed very positively. Additionally, the volume of business conducted with companies outside the group was stabilized and remained at the prior-year level. Primary factors for this development included business with services for PC workstations and the development and integration of software systems in the Enterprise Services unit. The Business Services unit, which also serves small and medium-sized enterprises, continues to lead the German market and was able to increase its market share for IT Business.

Group strategy

Vision

We want to make personal and social networking easier for customers. This is based on broadband leadership using the most advanced technologies and being the most highly regarded service company. To accomplish these goals, we will concentrate on four main areas:

•	Improved competitiveness in Germany

•	Growth abroad with mobile communications

•	Mobilization of the Internet

•	Further development of integrated communications and IT solutions

Achieving the goal of being the “most highly regarded service company” will be pivotal to sustaining success through differentiation in the face of markets characterized by intense price competition. We intend to reinforce the service concept deep in our corporate culture.

Market Environment

Our markets and competitive environment continue to present substantial challenges for us. This is partly due to volatile conditions prevailing in certain markets and a largely unfavourable regulatory environment. While the European consumer market and even the mobile communications market are showing increasing signs of saturation, it is also possible to identify growth areas, such as broadband, mobile Internet and the mobile communications market in the United States.

Previously separated markets and technologies are continuing to converge. One of the driving forces behind this development is the Internet Protocol (IP), a technology used to send and receive data in high-performance broadband networks. Convergence involves both opportunities and risks for our group. As an integrated provider of telecommunications services, we have the opportunity to shape this transformation of the industry. However, technological innovation resulting in the rapid substitution of one communication technology for another poses a major risk for us. An increasing number of providers have, and will continue to, enter the telecommunications market, including some with business models and technologies that may have serious implications for us, such as the growing range of Internet-based communications technologies, including VoIP.

During 2006, we implemented a range of key measures that have contributed to the group’s strategic positioning for the future. The merger of T-Online into Deutsche Telekom, which was successfully completed in June 2006, has already substantially improved the range of offerings to customers. By acquiring further spectrum rights in the United States through Auction 66, we have commenced improving and expanding our footprint in the United States and hope to increase market share as well. In the Business Customers segment, we further reinforced our core competence as a service provider for ICT by expanding our expertise in the automotive industry through the acquisition of gedas from Volkswagen.

Innovation

In addition, we succeeded in successfully introducing a series of innovations in various markets. The introduction of IPTV in Germany represents a further milestone for our positioning in the broadband services market. With the recent introduction in the mobile communications market of HSDPA, an enhanced bandwidth mobile network, mobile broadband is now possible. Additionally, the successful implementation of customer relationship management systems across business areas means that we are now able to tailor integrated offerings to the requirements of our customers more efficiently and effectively. Increasing customer satisfaction will yield improved customer loyalty, which, in turn, will help achieve the group’s financial goals in the future.

Domestic Consumer Market

In Germany’s consumer market, our group is facing intense competition both in the wireless and the broadband and fixed-line market, each characterized by enormous price pressure and accelerated focus on market share gains to increase revenue growth in the face of market saturation.

We will focus on defending our profitability in our domestic market through efficiency initiatives and other measures aimed at stabilizing our market position.

Offerings

We intend to defend and stabilize our market position with innovative bundled products, such as “Telekom-Vorteil” and attractive calling plans, including flat-rate plans such as “Max” from T-Mobile Germany. Furthermore, we will seek to share significantly in the continued growth of the broadband market. With our IPTV offering, T-Home, and the ongoing roll-out of our high-speed broadband network (e.g., via VDSL to 50 German cities), we are offering differentiated and competitive products to the market. Nevertheless, customer acceptance of those offerings will develop over time and will need to be accompanied by substantial marketing activities. In order to strengthen our market position and harmonize product development activities in our group, we are in the process of establishing a cross-business product development function.

Sales and Services

It is crucial to provide not just first-class products at attractive prices, but also high-quality customer service to create differentiation potential in the face of price pressure. To professionalize our service, we will broaden our own T-Punkt shop network in Germany. During 2007, we intend to continue to increase the number of T-Punkt shops by adding 200 outlets to our existing 600 outlets. We also intend to increase the sales staff in our T-Punkt network by about 1,500 to enhance the quality of service to our customers.

In addition, we will utilize our integrated customer relationship management approach to offer customers compelling and relevant solutions to better fit their needs. This will enable us to increase customer loyalty among existing customers and to attract new customers using an overarching sales channel management.

To foster this integrated approach, we have established, as of January 2007, a joint go-to-market approach with responsibility for sales and service in Germany allocated to our new sales and service Board department. This integrated approach will be further complemented by an effort to increase the efficiency and effectiveness of our service units in Germany. In this regard, we plan to establish three dedicated business units that will focus on technical infrastructure services, technical customer service and call centers. The “T-Service” project will be led by the new sales and service Board department. Our aim in establishing these three new businesses is to align our cost structures over time with prevailing market conditions, enhance the quality of service delivered to our customers and to improve the productivity and expertise of our employees in those units.

International Consumer Market

Outside of Germany, our goal is to systematically grow our market share in terms of revenues. Particular emphasis will be placed on customer service and attractive offers. As an integrated telecommunications provider in Hungary, Croatia, and Slovakia, we will systematically market triple-play and quadruple-play packages in these markets. Triple-play combines voice telephony, broadband Internet access, and TV-based entertainment services, and quadruple-play adds a mobile communications component. Triple-play has been introduced by Magyar Telekom in Hungary, as well as in Croatia by Hrvatski Telekom and in Slovakia by Slovak Telekom.

In the United States, the mobile communications market as a whole is still experiencing strong subscriber growth, which means that the principal challenge for us is to grow faster than the rest of the market and increase our market share while maintaining a relatively stable average revenue per user. The success of T-Mobile USA to date is attributable in large measure to the quality of its customer care, which was ranked highest among the five largest wireless service providers in the U.S. by J.D. Powers and Associates in 2006 for the fifth consecutive time. Now that we have acquired additional spectrum through Auction 66 with more than doubling our spectrum capacity in the top100 markets in the United States, we plan to deploy this spectrum through a focused network build-out and to introduce innovative products and services such as “MyFaves.” The network roll-out commenced in the fourth quarter of 2006 and will continue until 2009.

Business Market

In the business customer market, we will defend our market share in the area of telecommunications and further expand in the large and medium-sized customer markets. At the same time, we will introduce offers of standardized IT services and solutions for the mid-market and expand the IT outsourcing business with existing and new key accounts. The steps taken to expand these markets include, strategic pricing measures and the rapid expansion of IP services. On the production side, we will consolidate the platforms to increase efficiency. Systematically aligning production architecture and business processes will put us in an excellent position in the business customer market to service this area with a competitive portfolio of integrated IT and telecommunications solutions. This applies to horizontal solutions for specific parts in the value chain and also to industry-specific solutions, such as the automotive industry and the public sector.

Our strategies may, of course, be adapted and changed to respond to opportunities and changing conditions. As reported in past years, we may embark on capital expenditure programs and pursue aquisitions, joint ventures, dispositions or combinations of businesses where we perceive real opportunity for profitable growth, cost savings or other benefits for our group. Transactions may be conducted using newly issued shares of Deutsche Telekom or shares of our affiliates, cash or a combination of cash and shares, and may individually or in the aggregate be material to us. As in the past, discussions with third parties in this regard may be commenced, on-going or discontinued at any time or from time to time.

Outlook(1)

Growth in our international markets is expected to continue, particularly in the key markets of the United States and the United Kingdom. Developments in our domestic markets are still dominated by extremely intense competition and price erosion in the telecommunications market as a whole, and for consumer DSL and business voice telephony, as well as for mobile communciations.

We are responding to the challenges of rapid technological changes and strong competition in the telecommunications industry with specific measures to ensure the long-term sustainability of customer relationships and thus revenue and profit. In particular, we believe that the sustainable improvement of our service culture toward customers and investments in future product areas, as well as simplified price structures, will safeguard our customer relationships and, as a consequence, will show positive effects on revenue development. Additional cost reductions, achieved with the help of increased rationalization investments, such as in new, more cost-efficient IP-based networks, will result in cost efficiencies designed to ensure the long-term sustainability of cash flows. These measures will also assist us in pursuing our goal of continuing to offer our shareholders an attractive dividend. The immense changes in our market environments—in particular rapid technological changes—are forcing us to adjust our workforce structure by eliminating jobs in a socially responsible way. The workforce reduction will be implemented using voluntary measures such as partial retirement arrangements, severance payments and early retirement.

Mobile Communications

The Mobile Communications strategic business area will continue to be the growth engine of the group. The further development of the strategic business area will again be driven in particular by the U.S. market, which is recording relatively high customer growth rates. For Europe, despite strong price pressure, we expect to be able

(1)	This Outlook discussion contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “expect,” “anticipate,” “believe,” “intend,” “may,” “could,” “estimate,” “aim,” “goal,” “plan,” “project,” “should,” “will,” “seek,” “outlook” or similar expressions generally identify forward-looking statements. Statements with regard to future revenues, earnings or operating profitability are forward-looking statements. You should consider forward-looking statements with caution. They are subject to risks and uncertainties, most of which are difficult to predict and are often beyond our control. The risks and uncertainties include those described in the sections “Forward-Looking Statements” and “Risk Factors” of this Annual Report. Please read those sections when considering this Outlook discussion. Among the other relevant factors that might influence our ability to achieve our objectives are: the progress of our workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, stronger than expected competition, technological change, legal proceedings and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance may materially differ from the performance expressed or implied by such statements. We can offer no assurance that our estimates or expectations will be achieved. We do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws.

to expand our market share, primarily through higher usage on the part of our customers. An important growth contributor is expected to be the offer of advanced mobile data services, especially an enhanced web’n’walk offering with new equipment at attractive rates.

Based on these assumptions, we expect a positive total revenue development in the Mobile Communications strategic business area. However, regulatory decisions and the further development of the U.S. dollar and British pound sterling exchange rates may have a negative effect on T-Mobile’s revenue development.

The group’s capital expenditure activities in 2007 will continue to focus on its mobile communications business. In Europe, key areas will include improvements in the quality of the existing GSM networks and the further expansion of our UMTS networks. In the United States, we are enhancing network quality and network coverage and focusing on the rapid roll-out and launch of 3G mobile communications networks and products in order to ensure growth in customer numbers and revenues. For more information, see “—Liquidity and Capital Resources—Capital Expenditures and Investments—Capital Expenditures.”

Broadband/Fixed Network

In the DSL business, we will defend our market share and expect a significant increase in the number of access lines. Additionally, we want to further establish our triple-play products offered under T-Home. A major element of this strategy will be the expansion of our high-speed Internet infrastructure, provided that such an investment is economically viable given the regulatory environment in the medium term. Aside from the VDSL roll-out, investments in 2007 will focus on expanding the DSL and IP networks and on maintaining and extending the existing network infrastructure. For more information, See “—Liquidity and Capital Resources—Capital Expenditures and Investments—Capital Expenditures.”

In 2007, the traditional fixed-line network business will continue to be negatively affected by competition-induced market share losses, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. With a quality and service campaign, Broadband/Fixed Network will focus in 2007 on safeguarding and defending the core voice and access business, and on expanding its broadband business with new, innovative products. We are also preparing to migrate the old PSTN environment to the new IP-based environment and thereby introduce an innovative, competitive IP connection that will facilitate many additional functions for customers, such as video telephony.

Based on these assumptions, we expect the negative trend in total revenues for the Broadband/Fixed Network strategic business area to continue.

To make our service function more efficient and to optimize its alignment with customer needs, we are currently planning, a large service initiative, T-Service, which will involve the transfer of certain of the business activities of Broadband/Fixed Network’s existing call centers, technical infrastructure and technical customer service into three distinct businesses. The objectives of the T-Service initiative are to increase productivity and service levels, while at the same time increasing cost-efficiencies. A significant number of employees in Germany are to participate in this project during 2007. These measures will allow us to focus on the quality of our service under conditions that reflect realistic market conditions. The goal is to maintain our competitiveness in the long term, while safeguarding jobs both in the group and particularly in Germany. The group also aims to systematically align working conditions and remuneration systems with market levels and to increase productivity.

Business Customers

The Business Services unit will focus on safeguarding its telecommunications business in a hotly contested market. In our telecommunications core business, we will focus on winning back customers. This strategy will be accompanied by efforts to expand areas such as LAN solutions, i.e., network solutions for connecting workstations at a company’s site. The Business Services unit is expecting growth in its IT business. The goal in this area is to substantially intensify our cooperation in particular with small- and medium-sized enterprises. Capital expenditures will be guided by the technical integration of the IT environment and the introduction of value-added services.

In the Enterprise Services unit, we plan to expand our market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, we intend to grow primarily by expanding outsourcing activities, in particular through large-scale contracts and continued business process outsourcing with a focus on the Automotive (global), Public (Germany, the United Kingdom, Spain), and Telecommunications (Germany and Western Europe) industry lines. We are planning to increase capital expenditures also in Enterprise Services, particularly through the assumption of assets in conjunction with business process outsourcing. For more information, See “—Liquidity and Capital Resources—Capital Expenditures and Investments—Capital Expenditures.”

Based on these assumptions, we currently expect total revenues in the Business Customers strategic business area to remain stable.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements prepared in accordance with IFRS as adopted by the European Union, and the reconciliation of our consolidated financial statements from IFRS to U.S. GAAP, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our consolidated financial statements and reconciliation. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies that we believe are essential to an understanding of the underlying financial reporting risks, and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under IFRS and our reconciled U.S. GAAP financial information.

Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining fair value at the acquisition date, in particular, in the case of assets acquired in a business combination. The expected useful lives and residual values of these assets must be estimated. The determination of the fair values of assets, as well as of the useful lives and residual values of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, changes in regulatory environment, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. For example, the estimation of cash flows underlying the fair values of our mobile businesses takes into consideration the continued investment in network infrastructure required to generate future revenue through the offering of new data products and services, for which only limited historical information on customer demand may be available. If the expected demand for these products and services does not materialize, our revenues and cash flows may not develop in accordance with our business model, which may lead to write-downs of investments to their fair values.

Under U.S. GAAP, the recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, an impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value. Reversal of previously recognized impairment losses is not permitted.

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

Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-line network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. Generally, an impairment charge is recorded, in accordance with IFRS, when an investment’s carrying amount exceeds the present value of its estimated future cash flows, and, in accordance with U.S. GAAP, when a decline in fair value is considered to be other than temporary. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is other than temporary involves judgments and relies heavily on assessments by management regarding the future development and prospects of the investee company. In determining value, quoted market prices are used, if available, or other valuation methodologies. To determine whether an impairment is other than temporary, we consider the ability and intent to hold the investment for a reasonable period of time to ascertain whether a forecasted recovery of fair value exceeds the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee company, the regional economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results could result in losses or an inability to recover the carrying amount of the investment, which could result in impairment charges.

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

Income taxes are estimated for each of the jurisdictions in which we operate and involve a specific calculation of the expected actual income tax exposure for each taxable item and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Management judgment is required for the calculation of current and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, based on applicable tax category and jurisdiction, taking into account any restrictions relating to the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and recognized in profit and loss. As a result, the effect of downturns or upturns in our businesses on our net profit or loss can be magnified by the resultant effects on our deferred tax assets.

Pension obligations for benefits to non-civil servants are generally satisfied by plans that are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial procedures, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension costs because the amount of funded plan assets is small in relation to the outstanding pension obligations. Other key assumptions affecting pension costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the pension obligation. In order to determine the discount rate, we determine an appropriate yield curve based on the spot rates of the rate of return of more than 500 high-quality European corporate bonds with a rating of “AA” as reported by Bloomberg L.P. Since our defined pension obligations are denominated predominantly in euro, this yield curve provides the basis for the discount rate. We determine the discount rate on the weighted average timing (duration) of the our defined benefit payments. The duration of our defined benefit payments is approximately 15 years. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be materially affected.

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

We are obligated under the Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost) to pay for our share of any operating cost shortfalls in income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits to be paid. The Civil Service Health Insurance Fund provides healthcare and medical benefits for its members and their dependents, who are civil servants employed by or retired from Deutsche Telekom, Deutsche Post AG and Deutsche Postbank AG. Since January 1, 1995, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. We recognize a provision in the amount of the actuarially determined present value of our share in the fund’s future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be significantly impacted by even small variations in the underlying assumptions.

Revenue recognition for customer activation fees

Broadband/Fixed Network’s T-Com business unit and Mobile Communications receive installation and activation revenues from new customers. These revenues (and related costs limited to the amount of deferred revenues) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenues recognized for a given period.

Revenue recognition for long-term service contracts

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

Revenue recognition for multiple-element arrangements

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

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents information concerning our consolidated income statements for the periods indicated:

	For the years ended December 31,
	2006	2005(1)	2004(1)
	(millions of €)
Net revenues	61,347	59,604	57,353
Cost of sales	(34,755)	(31,862)	(31,544)
Gross profit	26,592	27,742	25,809
Selling expenses	(16,410)	(14,683)	(12,870)
General and administrative expenses	(5,264)	(4,210)	(4,476)
Other operating income	1,257	2,408	1,718
Other operating expenses	(888)	(3,635)	(3,916)
Profit from operations	5,287	7,622	6,265
Finance costs	(2,540)	(2,401)	(3,280)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	24	214	945
Other financial income (expense)	(167)	784	(360)
Loss from financial activities	(2,683)	(1,403)	(2,695)

Profit before income taxes	2,604	6,219	3,570
Income taxes	970	(198)	(1,552)
Profit after income taxes	3,574	6,021	2,018
Profit attributable to minority interests	409	432	424

Net profit (profit attributable to equity holders of the parent)	3,165	5,589	1,594

(1)	Amounts reflect immaterial adjustments due to a change in accounting policy relating to IAS 19.93A. For more information, see note (29) to the consolidated financial statements.

Net Revenues

In 2006, our net revenues increased by EUR 1,743 million, or 2.9%, to EUR 61,347 million, compared with 2005. This increase was primarily due to the positive development of net revenues in the Mobile Communications strategic business area, which increased 9.7% year-on-year. In contrast, net revenues in the Broadband/Fixed Network strategic business area decreased 5.0%. In the Business Customers strategic business area, net revenues remained at the same level as in the previous year.

The increase in net revenues in 2006 also included effects relating to acquisitions by the group in the amount of EUR 1.2 billion (primarily the acquisition of gedas (EUR 495 million), PTC (EUR 299 million), and tele.ring (EUR 296 million)) and by the accelerated recognition of deferred revenue in the amount of EUR 201 million relating to a change in customer retention periods at Broadband/Fixed Network. The increase was offset, in part, by exchange rate effects totaling EUR 200 million, primarily from the translation of U.S. dollars to euros.

We generated consolidated net revenues of EUR 59,604 million in 2005, an increase of 3.9%, compared to EUR 57,353 million to 2004. Net revenues from Broadband/Fixed Network decreased by 3.0%, primarily due to a decrease in narrowband and calling charge minute net revenues, which was not completely offset by the increase in broadband net revenues. Mobile Communications net revenues increased by 12.1% due to further customer growth, in particular at T-Mobile USA. Business Customers net revenues declined by 2.0%, largely as a result of ongoing competition in the market and the continued reduction in prices of traditional telecommunications services. The full consolidation of T-Mobile Slovensko and Telekom Montenegro in 2005 and positive exchange rate effects also contributed to the increase in the group’s net revenues.

For more information on our net revenue development and trends, see “ —Segment Analysis.”

Cost of Sales

Our cost of sales comprises the aggregate cost of products and services delivered. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, such as depreciation and amortization.

Cost of sales increased by EUR 2,893 million, or 9.1%, in 2006 to EUR 34,755 million, compared with EUR 31,862 million in 2005. In addition to higher expenditures in connection with the personnel reduction initiative, the increase in the cost of sales was due primarily to customer growth in the Mobile Communications strategic business area. However, cost of sales in the Broadband/Fixed Network strategic business area was down slightly compared to 2005.

Cost of sales increased by EUR 318 million in 2005 to EUR 31,862 million, compared with EUR 31,544 million in 2004. However, compared to our growth in revenues during 2005, our cost of sales increased at a slower pace. In addition to the increase in cost of sales as a result of increased sales volume, cost of sales in 2005 was affected by higher amortization expense for UMTS licenses (EUR 345 million), and increased depreciation expense in connection with the acquisition of the mobile networks in California, Nevada and New York. This increase was offset, in part, by a significant decrease in impairment losses on mobile telecommunications licenses (FCC licenses) in the United States of EUR 1,220 million.

Selling Expenses

Our selling expenses include all expenses for activities that do not directly increase the value of our products or services, but help to secure sales. Selling costs generally include all expenses relating to the sales (e.g., commissions), advertising and marketing departments and other sales promotion activities.

Selling expenses increased by EUR 1,727 million, or 11.8%, in 2006, compared to 2005. In addition to higher expenditures relating to the personnel reduction initiative, this increase is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas, which increased mainly as a result of customer growth at T-Mobile USA, and intensified advertising for new calling plans and major sponsored events.

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

General and administrative expenses increased by EUR 1,054 million, or 25.0%, in 2006, compared to 2005, with the largest increases attributable to Group Headquarters and Shared Services and Mobile Communications. Overall, this increase is primarily due to higher expenses relating to the personnel reduction initiative.

General and administrative expenses decreased by EUR 266 million to EUR 4,210 million in 2005, compared with EUR 4,476 million in 2004. The decrease in general and administrative expenses was primarily due to decreases at Group Headquarters and Shared Services (due, in part, to the reduction of provisions related to other taxes) and at Business Customers (mainly due to cost efficiencies, partly offset by increased restructuring costs). However, general and administrative costs increased at Broadband/Fixed Network, in particular at T-Com, as a result of increased costs for apprentices and social costs related to employees.

Other Operating Income

Other operating income consists of reversals of provisions (if not allocated to functional costs), income from transfer of costs and gains from disposals. Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

In 2006, other operating income decreased by EUR 1,151 million to EUR 1,257 million compared to 2005, primarily as a result of the non-recurrence of a reversal of provisions in 2005 relating to the new arrangements for the financing of the Civil Service Health Insurance Fund, which accounted for EUR 783 million of the increase in other operating income in 2005.

In 2005, the increase in other operating income (EUR 690 million), compared to 2004, was mainly due to higher income from a reversal of provisions. Effective in December 2005, a new arrangement was established by the Federal Republic relating to the cost contribution to the Civil Service Health Insurance Fund. The new arrangements for the financing of the Civil Service Health Insurance Fund resulted in a reversal totaling EUR 783 million. For further information, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations—Civil Servants.”

Other Operating Expenses

Other operating expenses consist of impairment of goodwill, additions to provisions (if not allocated to functional costs) and losses on disposals. Miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are not material.

In 2006, other operating expenses decreased by EUR 2,747 million compared to 2005. This was mainly due to reduced goodwill impairment losses. In 2005, goodwill impairment losses recognized as expenses totaled EUR 1,920 million relating mainly to T-Mobile UK (EUR 1,917 million) compared with EUR 10 million in 2006.

In 2005, the decrease in other operating expenses of EUR 281 million was primarily the result of offsetting effects. The decrease (EUR 514 million) in goodwill impairment losses, relating mainly to T-Mobile UK EUR 1,917 million in 2005 and EUR 2,225 million in 2004), was offset, in part, by an increase in miscellaneous other expenses of EUR 263 million, primarily related to personnel adjustment and restructuring measures.

Profit from Operations

Profit from operations decreased by EUR 2,335 million 2006, compared to 2005, primarily due to higher cost of sales, selling expenses and general and administrative expenses and lower other operating income, offset in part, by lower other operating expenses. The details are described in the individual items set forth above and in personnel costs, depreciation, amortization and impairment losses set forth below.

Profit from operations increased by EUR 1,357 million in 2005, compared to 2004, primarily as a result of increased revenues and other operating income, as well as decreased general and administrative expenses and other operating expenses, offset, in part, by increased selling expenses and cost of sales. The details are described in the individual items set forth above and in personnel costs, depreciation, amortization and impairment losses set forth below.

Loss from Financial Activities

The following table presents information concerning our loss from financial activities:

	For the years ended December 31,
	2006	2005(1)	2004(1)	2006/2005	2005/2004
	(millions of €)			(% change)
Finance costs
Interest income	297	398	377	(25.4)	5.6
Interest expense	(2,837)	(2,799)	(3,657)	(1.4)	23.5
	(2,540)	(2,401)	(3,280)	(5.8)	26.8
Share of profit of associates and joint ventures accounted for using the equity method	24	214	945	(88.8)	(77.4)
Other financial income (expense)	(167)	784	(360)	n.m.	n.m.

Loss from financial activities	(2,683)	(1,403)	(2,695)	(91.2)	47.9

n.m.—not	meaningful
(1)	Amounts reflect immaterial adjustments due to a change in accounting policy relating to IAS 19.93A. For more information, see note (29) to the consolidated financial statements.

Finance costs

Finance costs increased by EUR 139 million in 2006 as compared to 2005. This was primarily due to a positive effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in the estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of our credit rating by rating agencies.

Our finance costs decreased by EUR 879 million in 2005 to EUR 2,401 million as compared to 2004 primarily due to a reduction of financial liabilities and an improvement in our credit ratings which resulted in better interest rates on certain existing indebtedness.

The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.2% in 2006, 6.5% in 2005 and 6.8% in 2004. The effective weighted average interest rate applicable to our outstanding indebtedness related to bank liabilities was 6.6% in 2006, 6.1% in 2005 and 6.5% in 2004. Some of our debt instruments have provisions that could cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see “—Liquidity and Capital Resources—Capital Resources.”

Share of profit of associates and joint ventures accounted for using the equity method

The share of profit of associates and joint ventures accounted for using the equity method declined by EUR 190 million in 2006 as compared to 2005, primarily due to lower profits from associates and joint ventures. In addition, the profit generated by PTC was only included through the end of October 2006. PTC has been fully consolidated since November 1, 2006.

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

Other financial income (expense)

Other financial income (expense) decreased by EUR 951 million in 2006, compared to 2005. In 2005, other financial income (expense) included the gain on the sale of our remaining shares in MTS (EUR 976 million). In

2006, this decrease was offset, in part, by the proceeds from the sale of Celcom in 2003, which were received in the first quarter of 2006 (EUR 196 million).

Other financial income (expense) improved by EUR 1,144 million in 2005, compared to 2004, primarily due to the sale of our remaining shares in MTS (EUR 976 million) in 2005.

Personnel costs

The following table provides a breakdown of the personnel costs included in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

	For the years ended December 31,
	2006	2005	2004
	(millions of €)
Wages and salaries	(13,436)	(11,436)	(10,411)
Social security contributions and expenses for pension plans and benefits:
Social security costs	(1,598)	(1,520)	(1,482)
Expenses for pension plans	(1,351)	(1,129)	(1,195)
Expenses for benefits	(157)	(169)	(254)

Personnel costs	(16,542)	(14,254)	(13,342)

In 2006, the expenses related to the personnel reduction initiative totaled EUR 2,852 million. These expenses relate primarily to voluntary redundancy and severance payments (EUR 676 million) and to the early retirement arrangements for civil servants (EUR 1,800 million). In 2005, expenses for other personnel reduction measures amounted to approximately EUR 1,210 million, mainly attributable to provisions for voluntary redundancy and severance payments for salaried employees in the context of the staff restructuring program announced in the fourth quarter of 2005. The personnel expenses in 2005 and 2006 related primarily to the staff reduction program announced in the fourth quarter of 2005. In addition, they include expenses for Altersteilzeit (partial retirement, termination benefit) and expenses for staff reduction programs at the international subsidiaries.

In addition, the increase in personnel costs in 2006 compared to 2005 is attributable to the first-time consolidation of gedas in the Business Customers strategic business area, collectively agreed increases in wages and salaries, and increased staff levels and exchange rate effects at T-Mobile USA.

Number of employees (average for the year)

	For the years ended December 31,
	2006	2005	2004
Number of Employees
Civil servants	42,969	46,525	48,536
Non-civil servants	205,511	197,501	199,023

Deutsche Telekom group	248,480	244,026	247,559

Trainees and student interns	10,346	10,019	10,146

The increase in the annual average headcount is attributable in particular to the first-time consolidation of gedas in the first quarter of 2006, and PTC in the fourth quarter of 2006. In addition, there was a significant increase in headcount at T-Mobile USA.

Depreciation, Amortization and Impairment Losses

The following table provides a breakdown of the depreciation, amortization and impairment losses contained in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

	For the years ended December 31,
	2006	2005	2004
	(millions of €)
Amortization and impairment of intangible assets	(2,840)	(4,427)	(5,461)
of which: impairment of goodwill	(10)	(1,920)	(2,434)
of which: amortization and impairment of mobile telecommunications licenses	(994)	(951)	(1,824)
Depreciation and impairment of property, plant and equipment	(8,194)	(8,070)	(7,666)

Total depreciation, amortization and impairment losses	(11,034)	(12,497)	(13,127)

The amortization and impairment of intangible assets relates mainly to mobile telecommunications licences, software licences and goodwill. The decrease of EUR 1,587 million is attributable in particular to the absence in 2006 of impairment of goodwill for T-Mobile UK of EUR 1,917 million applied in 2005. This decrease was offset in part, by amortization amounts relating to the first-time consolidation of tele.ring and PTC in the Mobile Communications strategic business area, consisting mainly of amortization on the capitalized customer base and brand names totaling EUR 274 million.

The depreciation and impairment of property, plant and equipment increased in 2006 by EUR 124 million. The increase was largely the result of higher depreciation of technical equipment and machinery relating to additional operating equipment in connection with the network expansion at T-Mobile USA, which led to a higher depreciation base.

The decrease in amortization and impairment of intangible assets in 2005, of EUR 1,034 million, primarily resulted from a reduction in goodwill impairment losses at T-Mobile UK (2005: EUR 1,917 million; 2004: EUR 2,225 million), and the non-recurrence in 2005 of goodwill impairment losses at Slovak Telekom (EUR 203 million), compared with 2004.

Additionally, in 2004, an impairment loss of EUR 1,250 million was recorded in connection with our U.S. mobile telecommunications licenses relating to the winding up of GSM Facilities, the network joint venture between T-Mobile USA and Cingular. In 2005, in addition to the impairment losses at T-Mobile UK, there was an increase in the amortization of UMTS licenses (EUR 345 million) as a result of the effect of a full year of amortization charges that had commenced with the start of commercial operations using our UMTS licenses in Germany and the United Kingdom in the second and third quarters of 2004, respectively. Amortization of other intangible assets recognized at T-Mobile USA increased in 2005, by EUR 285 million, mainly due to the wholesale agreement on minutes of use between T-Mobile USA and Cingular.

Depreciation and impairment of property, plant and equipment also increased in 2005, by EUR 404 million, primarily as a result of an increase in depreciation related to the acquisition of the GSM Facilities networks in California, Nevada and New York in the first quarter of 2005.

For more information relating to our intangible assets, see note (21) to the consolidated financial statements.

The following table provides a breakdown of impairment losses:

	For the years ended December 31,
	2006	2005	2004
	(millions of €)
Intangible assets	(123)	(1,958)	(3,710)
of which: goodwill	(10)	(1,920)	(2,434)
of which: U.S. mobile telecommunications licenses	(33)	(30)	(1,250)
Property, plant and equipment	(287)	(248)	(158)
of which: land and buildings	(228)	(233)	(106)
of which: technical equipment and machinery	(13)	(7)	(45)
of which: other equipment, operating and office equipment	(26)	(5)	(5)
of which: advance payments and construction in progress	(20)	(3)	(2)

Total impairment losses	(410)	(2,206)	(3,868)

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings held for sale and are reported in other operating expenses.

Profit before Income Taxes

In 2006, profit before income taxes decreased by EUR 3,615 million, to EUR 2,604 million compared with 2005, mainly due to decreased profit from operations and increased loss from financial activities. The non-recurrence of large-scale goodwill impairment charges in 2006 helped support pre-tax profitability.

In 2005, profit before income taxes increased by EUR 2,649 million, to EUR 6,219 million compared with 2004, mainly due to increased profit from operations and decreased loss from financial activities.

Income Taxes

	For the years ended December 31,
	2006	2005(1)	2004(1)	2006/2005	2005/2004
	(millions of €)			(% change)
Income taxes	(970)	198	1,552	n.m.	(87.2)

n.m.—not meaningful

(1)	Amounts reflect immaterial adjustments due to a change in accounting policy relating to IAS 19.93A. For more information, see note (29) to the consolidated financial statements.

In general, the amount of income taxes we recognize is a function of our profit before income taxes and the various income tax rates applicable to profit before income taxes, and the recognition or non-recognition of deferred income taxes. However, the income tax expense recorded on our financial statements is not necessarily reflective of the actual income taxes we paid.

Income taxes changed from an expense of EUR 198 million in 2005 to an income tax benefit of EUR 970 million in 2006, a difference of EUR 1,168 million. As described below, in both 2006 and 2005, we recorded previously unrecognized deferred tax assets resulting in an income tax benefit of EUR 1.2 billion and EUR 2.2 billion, respectively. In comparison to 2005, however, the level of earnings decreased significantly in 2006. This decreased level of earnings resulted in a considerably lower income tax expense which, when combined with the income tax benefit, resulted in a net tax benefit of EUR 970 million.

Our effective income tax rate (income taxes as a percentage of profit before income taxes) was approximately (37)% in 2006, 3% in 2005 and 43% in 2004. The German statutory income tax rate applicable to us was approximately 39% in 2006, 2005 and 2004. This statutory income tax rate includes corporate income tax of 25%, a solidarity surcharge on corporate income tax (Solidaritätszuschlag) levied at 5.5% on corporate income tax, and trade tax at an average German national rate.

Our profit before income taxes was EUR 2,604 million in 2006, EUR 6,219 million in 2005 and EUR 3,570 million in 2004. Profit before income taxes in each of these years included transactions that significantly affected profit before income taxes with no, or a disproportionately small, impact on income taxes recorded.

With regard to the deferred tax asset mentioned above, based on an assessment of all available evidence, we determined in the third quarter of 2006, that it had become probable that EUR 1.2 billion of the previously unrecognized deferred tax assets at T-Mobile USA relating primarily to federal income tax net operating loss carryforwards was realizable. For purposes of this assessment, we reviewed forecasts in relation to actual results and expected trends in the industry. The realization of the previously unrecognized deferred tax assets provided for a corresponding income tax benefit. These effects were partially offset by the write-off of deferred tax assets amounting to EUR 0.2 billion due to negative developments in current operating income at three of our foreign subsidiaries.

In addition, in the second quarter of 2006 we agreed with the German tax authorities on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, we were able to release a provision for income taxes totaling EUR 0.4 billion.

In 2005, income taxes decreased from EUR 1,552 million to EUR 198 million, a decline of EUR 1,354 million compared to 2004. In 2005 we recorded previously unrecognized deferred tax assets resulting in an income tax benefit of EUR 2,176 million. Recording this deferred tax asset more than offset the increase in income taxes resulting from our increased level of earnings during the year.

Profit before income taxes in 2005 included capital gains on our sale of MTS shares, amounting to EUR 1.0 billion, only 5% of which was taxable. Additionally, profit before income taxes was reduced by a goodwill impairment of EUR 1.9 billion, which we recognized in 2005, primarily relating to T-Mobile UK. Because the goodwill impairments were not deductible for income tax purposes and did not affect deferred income taxes, income tax expense was not reduced by the recognition of the impairment loss. Income tax expense recorded in 2005 was offset by the recording of previously unrecognized deferred tax assets at T-Mobile USA (EUR 2,176 million).

Our profit before income taxes in 2004 included capital gains on the sale of MTS shares, amounting to EUR 1.0 billion, only 5% of which was taxable. Additionally, profit before income taxes was reduced by the recognition of goodwill impairment losses of EUR 2.4 billion in 2004. Income tax expense was not reduced by the impairment losses recognized in 2004.

Net profit

In 2006, our net profit decreased to EUR 3,165 million from EUR 5,589 million in 2005, primarily as a result of the factors set forth above.

In 2005, we increased our net profit to EUR 5,589 million, from EUR 1,594 million in 2004, primarily as a result of the factors set forth above.

SEGMENT ANALYSIS

The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

	For the years ended December 31,
	2006			2005			2004
	Net Revenues	Inter- Segment Revenues	Total Revenues	Net Revenues	Inter- Segment Revenues	Total Revenues	Net Revenues	Inter- Segment Revenues	Total Revenues
	(millions of €)
Mobile Communications	31,308	732	32,040	28,531	921	29,452	25,450	1,077	26,527
Broadband/Fixed Network	20,635	4,050	24,685	21,731	4,304	26,035	22,397	4,615	27,012
Business Customers	9,061	3,560	12,621	9,058	3,792	12,850	9,246	3,716	12,962
Group Headquarters and Shared Services	343	3,331	3,674	284	3,221	3,505	260	3,266	3,526
Reconciliation	—	(11,673)	(11,673)	—	(12,238)	(12,238)	—	(12,674)	(12,674)

Group	61,347	—	61,347	59,604	—	59,604	57,353	—	57,353

Beginning in January 2007, the shared services and headquarters function of Magyar Telekom is reported under Group Headquarters and Shared Services. Similarly, the operational business activities of Magyar Telekom is reported separately as part of the respective strategic business areas to which they relate.

Mobile Communications

The following table presents selected financial information concerning Mobile Communications:

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Net revenues	31,308	28,531	25,450	9.7	12.1
Inter-segment revenues	732	921	1,077	(20.5)	(14.5)
Total revenues	32,040	29,452	26,527	8.8	11.0
Profit before income taxes	3,845	3,520	1,602	9.2	n.m.

n.m.—not meaningful

Net Revenues

Net revenues from our Mobile Communications strategic business area, which consist of revenues from customers outside of the Deutsche Telekom group, increased by EUR 2,777 million, or 9.7%, to EUR 31,308 million in 2006, from EUR 28,531 million in 2005. This increase was primarily attributable to continued growth in numbers of customers, and to the first-time consolidation of tele.ring as of April 28, 2006 and PTC as of November 1, 2006. Mobile Communications counts its customers by the number of SIM cards activated and not churned. The aggregate number of Mobile Communications customers increased by 22.9%, from 86.6 million in 2005 to 106.4 million (including 6.2 million in 2005 and 5.3 million in 2006 from the Virgin Mobile MVNO). This increase in customers was mainly a result of the first-time consolidation of PTC and strong customer growth in the United States, and to a lesser extent, customer growth in Europe and the first time consolidation of tele.ring.

Net revenues increased by EUR 3,081 million, or 12.1%, to EUR 28,531 million in 2005, from EUR 25,450 million in 2004. This increase was primarily attributable to continued growth in numbers of customers, and to the first-time consolidation of T-Mobile Slovensko. The aggregate number of Mobile Communications customers increased by 14.7%, from 75.5 million in 2004 to 86.6 million in 2005 (including 5.0 million customers in 2004 and 6.2 million in 2005 from the Virgin Mobile MVNO). This increase in customers was mainly a result of strong customer growth in the United States, and to a lesser extent, customer growth in Europe and the first-time consolidation of T-Mobile Slovensko.

In Germany, the United Kingdom, Hungary, Austria, the Czech Republic, the Netherlands and Poland, the rate of mobile telephone penetration is quite high. As a result, Mobile Communications expects that the growth in the number of its customers in these markets will be significantly lower than in past years, and the focus of competition will continue to shift from customer acquisition to customer retention, and to increasing ARPU by stimulating demand for voice usage and new data products and services to offset expected industry price decreases.

Total Revenues

Total revenues include both net revenues from external customers and revenues from other entities within the Deutsche Telekom group. The most significant component of Mobile Communications’ inter-segment revenues relates to revenues received from the Broadband/Fixed Network strategic business area for terminating calls on our mobile network in Germany that originate from T-Com’s fixed-line network in Germany.

Total revenues are mainly comprised of service revenues. Service revenues are comprised of revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenues, monthly charges, and revenues from visitor roaming.

Revenues from mobile termination fees are primarily generated in our operations outside of the United States. Reduced mobile termination fees, as agreed with or determined by the regulatory authorities, in Germany, the United Kingdom, the Czech Republic, as well as Hungary, the Netherlands, Austria and Slovakia, negatively affected Mobile Communications’ total revenues in 2006. These decreased mobile termination fees will continue to have a negative impact on Mobile Communications’ total revenues in 2007 and beyond. Mobile Communications believes that mobile termination fees will further decrease in its markets in the future.

The following table reflects the number of Mobile Communications customers by subsidiary:

	As of December 31,
Subsidiary	2006	2005	2004	2006/2005(1)	2005/2004(1)
	(millions)			(% change)
T-Mobile USA	25.0	21.7	17.3	15.2	25.4
T-Mobile Deutschland	31.4	29.5	27.5	6.4	7.2
T-Mobile UK(2)	16.9	17.2	15.7	(1.7)	9.6
T-Mobile Hungary	4.4	4.2	4.0	4.8	5.0
T-Mobile Netherlands	2.6	2.3	2.3	13.0	0.0
T-Mobile Czech Republic	5.0	4.6	4.4	8.7	4.5
T-Mobile Austria(3)	3.2	2.1	2.0	52.4	5.0
T-Mobile Hrvatska (Croatia)	2.2	1.9	1.5	15.8	26.7
T-Mobile Slovensko (Slovakia)(4)	2.2	2.0	—	10.0	n.a.
PTC(5)	12.2	—	—	n.a.	n.a.
Other(6)	1.3	1.1	0.8	18.2	37.5

Total(1)	106.4	86.6	75.5	22.9	14.7

n.a.—not applicable

(1)	Calculation of percentages and total numbers of customers have been based on actual figures.
(2)	Includes Virgin Mobile customers of 5.3 million in 2006, 6.2 million in 2005 and 5.0 million in 2004.
(3)	Includes tele.ring customers of 1.0 million in 2006 (consolidated as of April 28, 2006).
(4)	Fully consolidated as of the first quarter of 2005.
(5)	Fully consolidated as of November 1, 2006.
(6)	Other includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro). T-Mobile Crna Gora (Montenegro) was consolidated for the first time in the second quarter of 2005.

The figures in the table above represent the total numbers of contract and prepaid customers at year-end for the periods presented. The customer counting methodologies employed differ in some respects between national markets, so that the figures in the table above may not be directly comparable with one another. For more information relating to how we calculate our customer data, see “Item 4. Information on the Company—Description of Business—Mobile Communications.”

Mobile Communications expects that the number of customers in its Western European markets will not grow significantly in the future, as most of the mobile telecommunications markets in Western Europe are relatively mature and saturated. Mobile Communications expects that the number of its customers in the U.S. market will continue to increase in the future because that market has not yet reached saturation.

Total Revenues by Geographic Area

The following table reflects Mobile Communications’ total revenues by geographic area:

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
United States(1)	13,628	11,887	9,278	14.6	28.1
Germany(1)	8,215	8,621	8,745	(4.7)	(1.4)
United Kingdom(1)	4,494	4,153	4,344	8.2	(4.4)
Hungary(1)	1,050	1,090	1,049	(3.7)	3.9
The Netherlands(1)	1,138	1,064	1,046	7.0	1.7
Czech Republic(1)	1,043	938	827	11.2	13.4
Austria(1)(2)	1,149	885	882	29.8	0.3
Croatia(1)	556	512	436	8.6	17.4
Slovakia(1)(3)	429	378	—	13.5	n.a.
Poland(1)(4)	305	—	—	n.a.	n.a.
Other(1)(5)	198	174	135	13.8	28.9
Intra-segment revenues(6)	(165)	(250)	(215)	34.0	(16.3)

Total revenues	32,040	29,452	26,527	8.8	11.0

n.a.—not applicable

(1)	These amounts relate to each mobile subsidiary’s respective, separate financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency), without taking into consideration consolidation effects at the strategic business area level (which effects are included under “Intra-segment revenues” in the table) or at the group level.
(2)	Includes tele.ring fully consolidated as of April 28, 2006.
(3)	Fully consolidated as of the first quarter of 2005.
(4)	Fully consolidated as of November 1, 2006.
(5)	Other includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro). T-Mobile Crna Gora (Montenegro) was consolidated for the first time in the second quarter of 2005.
(6)	In addition to consolidation effects at the strategic business area level, “Intra-segment revenues” also includes revenues as defined under footnote (1) for the following subsidiaries: T-Mobile International UK (2006: EUR 66 million, 2005: EUR 83 million, 2004: EUR 90 million), T-Systems Traffic (2005: EUR 5 million, 2004: EUR 13 million) and Pro-M (2006: EUR 75 million; Pro-M was consolidated for the first time in the second quarter of 2006).

United States

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	13,628	11,887	9,278	14.6	28.1
less Terminal equipment	1,580	1,353	1,289	16.8	5.0
less Other	815	1,010	224	(19.3)	n.m.

Service revenues	11,233	9,524	7,765	17.9	22.7

n.m.—not meaningful

Total revenues in the United States increased by EUR 1,741 million, or 14.6%, to EUR 13,628 million in 2006, compared to EUR 11,887 million in 2005, primarily due to an increase in the average customer base in 2006. In local currency, total revenues increased even more on a percentage basis. The development of the U.S. dollar and the euro had a negative currency translation effect. Total revenues in the United States increased by EUR 2,609 million, or 28.1%, to EUR 11,887 million in 2005, compared to EUR 9,278 million in 2004, primarily due to an increase in the overall average customer base in 2005. In local currency, the total revenue increase was lower on a percentage basis as a result of currency translation effects.

Service revenues increased by EUR 1,709 million, or 17.9%, to EUR 11,233 million in 2006, compared to EUR 9,524 million in 2005, mainly as a result of an increase in the average number of customers. However, non-voice service revenues increased at a greater rate than the increase in the average number of customers in

2006, compared to 2005, due to increased customer acceptance of these services (such as higher usage and content for SMS or MMS). Service revenues increased by EUR 1,759 million, or 22.7%, to EUR 9,524 million in 2005, compared to EUR 7,765 million in 2004, mainly as a result of an increase in the average number of customers and non-voice service revenues.

Revenues from sales of terminal equipment increased by EUR 227 million, to EUR 1,580 million in 2006, compared to EUR 1,353 million in 2005, as a result of an 3.9% increase in gross customer additions and higher volumes of handset upgrade sales to existing customers. Revenues from sales of terminal equipment increased by EUR 64 million, to EUR 1,353 million in 2005, compared to EUR 1,289 million in 2004, as a result of a 13.6% increase in gross customer additions, which was partially offset by reduced costs from suppliers which were passed on to customers in 2005.

Other revenues decreased to EUR 815 million in 2006, compared to EUR 1,010 million in 2005. This decrease was primarily driven by lower network usage revenues from Cingular customers in California, Nevada and New York as Cingular customers transitioned to the Cingular network, pursuant to an agreement implemented in the first quarter of 2005. We expect a further decline in other revenues in 2007 as Cingular completes the transition of its customers to its own network. Other revenues increased to EUR 1,010 million in 2005, compared to EUR 224 million in 2004. This increase was primarily driven by network usage revenues from Cingular customers in connection with the agreement implemented at the beginning of 2005 referenced above.

For 2007, we expect further customer and revenue growth at T-Mobile USA, albeit at a slightly decreased pace, compared to previous years. However, revenue growth, as expressed in our reporting currency versus U.S. dollars, may be affected by unfavorable exchange rate developments between the euro and the U.S. dollar.

Germany

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	8,215	8,621	8,745	(4.7)	(1.4)
less Terminal equipment	423	564	677	(25.0)	(16.7)
less Other	357	300	411	19.0	(27.0)

Service revenues	7,435	7,757	7,657	(4.2)	1.3

Total revenues in Germany declined by EUR 406 million in 2006, or 4.7%, compared to 2005. This decline was primarily attributable to a decrease in service revenues and terminal equipment revenues, which was partially offset by an increase in other revenues. In 2005, total revenues declined by EUR 124 million in 2005, or 1.4%, compared to 2004. This decline was primarily attributable to reductions in other revenues and revenues from sales of terminal equipment, which was partially offset by an increase in service revenues.

Service revenues decreased by EUR 322 million, or 4.2%, to EUR 7,435 million in 2006, compared to EUR 7,757 million in 2005. This decrease was primarily attributable to lower voice revenues primarily as a result of lower prices due to competitive pressures. In 2005, service revenues increased by EUR 100 million, or 1.3%, to EUR 7,757 million, compared to EUR 7,657 million in 2004. This increase was primarily attributable to higher voice and non-voice revenues, as a result of an increased average customer base.

Revenues from sales of terminal equipment decreased by EUR 141 million, to EUR 423 million in 2006, compared to EUR 564 million in 2005, due to the sale of lower value terminal equipment and reduced costs from suppliers, which were passed on to customers, and higher discounts granted as part of customer acquisition and retention efforts. Revenues from sales of terminal equipment decreased by EUR 113 million, to EUR 564 million in 2005, compared to EUR 677 million in 2004, also due to reduced costs from suppliers, which were passed on to customers, and higher discounts granted as part of customer acquisition and retention.

Other revenues mainly consist of MVNO revenues, activation revenues and disconnection fees. MVNO revenues are generated from O2 traffic being routed through the T-Mobile Deutschland network. MVNO revenues accounted for 79% of total other revenues in 2006, compared to 85% in 2005 and 76% in 2004.

Other revenues increased by EUR 57 million, to EUR 357 million in 2006, compared to 2005, primarily as a result of higher MVNO revenues due to higher voice usage of O2 customers being routed through T-Mobile Deutschland network. In 2005, other revenues decreased by EUR 111 million, to EUR 300 million, compared to 2004, primarily as a result of lower MVNO revenues due to the signing of a new national roaming agreement with O2 for lower per-minute prices.

United Kingdom

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	4,494	4,153	4,344	8.2	(4.4)
less Terminal equipment	289	384	403	(24.7)	(4.7)
less Other	223	231	232	(3.5)	(0.4)

Service revenues	3,982	3,538	3,709	12.5	(4.6)

Total revenues in the United Kingdom increased by EUR 341 million, or 8.2%, to EUR 4,494 million in 2006, from EUR 4,153 million in 2005. This increase was predominantly due to an increase in service revenues, which was partly offset by lower terminal equipment revenues and other revenues. In 2005, total revenues decreased by EUR 191 million, or (4.4)%, to EUR 4,153 million, from EUR 4,344 million in 2004, due to a decrease in service revenues and terminal equipment revenues.

Service revenues increased by EUR 444 million, or 12.5%, to EUR 3,982 million in 2006, compared to EUR 3,538 million in 2005. This increase was mainly a result of growth in the T-Mobile UK customer base (excluding Virgin Mobile) due to increased customer acquisition efforts in 2006. Service revenues decreased by EUR 171 million, or 4.6%, to EUR 3,538 million in 2005, compared to EUR 3,709 million in 2004. This decrease was mainly a result of the reduction in mobile termination fees imposed by the U.K. telecommunication regulator in September 2004, and a result of lower voice usage per customer and a negative foreign exchange effect between the British pound sterling and the euro.

Revenues from sales of terminal equipment decreased in 2006, compared to 2005, mainly due to higher sales discounts and reduced average prices of mobile devices. Revenues from sales of terminal equipment decreased in 2005, compared to 2004, mainly due to reduced costs from suppliers, which were passed on to customers, and higher sales discounts.

Other revenues decreased by EUR 8 million, to EUR 223 million in 2006, compared to EUR 231 million in 2005 due to lower activation and disconnection fees. In 2005, total other revenues decreased slightly by EUR 1 million, to EUR 231 million, compared to EUR 232 million in 2004.

Poland

	For the years ended December 31,
	2006(1)	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	305	—	—	n.a.	n.a.
less Terminal equipment	9	—	—	n.a.	n.a.
less Other	3	—	—	n.a.	n.a.

Service revenues	293	—	—	n.a.	n.a.

n.a.—not	applicable
(1)	Fully consolidated since November 1, 2006.

PTC was consolidated as of November 1, 2006. Total revenues contributed by PTC during 2006 amounted to EUR 305 million, of which service revenues amounted to EUR 293 million.

Hungary

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	1,050	1,090	1,049	(3.7)	3.9
less Terminal equipment	82	82	89	0.0	(7.9)
less Other	23	26	19	(11.5)	36.8

Service revenues	945	982	941	(3.8)	4.4

Total revenues in Hungary decreased by EUR 40 million, or 3.7%, to EUR 1,050 million in 2006, compared to EUR 1,090 million in 2005. In local currency, total revenues increased. The development between the Hungarian forint and the euro resulted in a negative currency translation effect. The increase in total revenues in local currency was mainly related to an increase in service revenues. Total revenues increased by EUR 41 million, or 3.9%, to EUR 1,090 million in 2005, compared to EUR 1,049 million in 2004, mainly due to an increase in service revenues, primarily as a result of an increased average contract customer base.

Service revenues decreased by EUR 37 million to EUR 945 million in 2006. In local currency, service revenues increased. The development between the Hungarian forint and the euro had a negative currency translation effect. The increase in service revenues in local currency was mainly a result of an increased usage and increased average contract customer base, who tend to generate higher service revenues than prepay customers. Service revenues increased by EUR 41 million, to EUR 982 million in 2005, from EUR 941 million in 2004. This increase was due to a larger average contract customer base.

Revenues from sales of terminal equipment remained constant at EUR 82 million in 2006 as in 2005. Revenues from sales of terminal equipment decreased by EUR 7 million, to EUR 82 million in 2005, compared to EUR 89 million in 2004, primarily due to lower average sales prices of terminal equipment.

The Netherlands

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	1,138	1,064	1,046	7.0	1.7
less Terminal equipment	47	37	47	27.0	(21.3)
less Other	15	35	51	(57.1)	(31.4)

Service revenues	1,076	992	948	8.5	4.6

Total revenues in the Netherlands increased by EUR 74 million, or 7.0%, to EUR 1,138 million in 2006, compared to EUR 1,064 million in 2005. The increase in total revenues was mainly related to an increase in service revenues and terminal equipment revenues, partly offset by decreases in total other revenues. Total revenues in the Netherlands increased by EUR 18 million, or 1.7%, to EUR 1,064 million in 2005, compared to EUR 1,046 million in 2004. The increase in total revenues was mainly related to an increase in service revenues, partly offset by decreases in revenues from sales of terminal equipment and other revenues.

Service revenues increased by EUR 84 million, to EUR 1,076 million in 2006, compared to EUR 992 million in 2005, primarily due to a higher proportion of contract customers in the average customer base, who tend to generate higher service revenues than prepay customers. Service revenues increased by EUR 44 million, to EUR 992 million in 2005, compared to EUR 948 million in 2004, primarily due to a higher proportion of contract customers.

Other revenues mainly include other operating revenues. Other revenues decreased by EUR 20 million, or 57.1%, to EUR 15 million in 2006, compared to EUR 35 million in 2005, primarily due to a decrease in disconnection fees. In 2005 total other revenues decreased by EUR 16 million, or 31.4%, to EUR 35 million in 2005, compared to EUR 51 million in 2004, primarily due to a decrease in other operating revenues.

Czech Republic

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	1,043	938	827	11.2	13.4
less Terminal equipment	43	52	40	(17.3)	30.0
less Other	9	18	14	(50.0)	28.6

Service revenues	991	868	773	14.2	12.3

Total revenues in the Czech Republic increased by EUR 105 million, or 11.2%, to EUR 1,043 million in 2006, compared to EUR 938 million in 2005. In local currency, total revenues also increased. The development of the Czech koruna and the euro had a positive currency translation effect. The increase in total revenues was mainly related to an increase in service revenues, as a result of having a larger customer base and positive currency translation effects. Total revenues increased by EUR 111 million, or 13.4%, to EUR 938 million in 2005, compared to EUR 827 million in 2004, also due to an increase in service revenues, as a result of a larger average customer base.

Service revenues increased by EUR 123 million in 2006, to EUR 991 million. This increase was mainly a result of an increased average customer base, which was partly offset by lower visitor roaming revenues. In 2005, service revenues increased by EUR 95 million, to EUR 868 million, from EUR 773 million in 2004. This increase was due to a larger average customer base and higher visitor roaming revenues.

Austria

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	1,149	885	882	29.8	0.3
less Terminal equipment	22	29	42	(24.1)	(31.0)
less Other	37	22	20	68.2	10.0

Service revenues	1,090	834	820	30.7	1.7

Total revenues in Austria increased by EUR 264 million in 2006, or 29.8%, to EUR 1,149 million, from EUR 885 million in 2005. This increase was primarily due to the consolidation of tele.ring as of April 2006, which contributed EUR 310 million to total revenues. In 2005, total revenues increased by EUR 3 million, or 0.3%, to EUR 885 million, from EUR 882 million in 2004. This increase was predominantly due to growth in service revenues, partly offset by a decrease in terminal equipment revenues.

Service revenues increased by EUR 256 million in 2006, to EUR 1,090 million. This increase was primarily due to the consolidation of tele.ring, which contributed EUR 277 million. This increase was partially offset by lower prices resulting from intense competition. In 2005, service revenues increased by EUR 14 million, to EUR 834 million. This increase was mainly to an increased average customer base and to a higher proportion of contract customers, who tend to generate higher service revenues than prepay customers.

Revenues from sales of terminal equipment decreased by EUR 7 million in 2006, from EUR 29 million in 2005 to EUR 22 million in 2006, due to higher mobile device subsidies. In 2005, revenues from sales of terminal equipment decreased by EUR 13 million, to EUR 29 million, compared to 2004, partly due to reduced costs from suppliers, which were passed on to customers.
Other revenues, primarily consisting of activation fees and other operating revenues, increased by EUR 15 million in 2006, or 68.2%, to EUR 37 million, from EUR 22 million in 2005. In 2005, other revenues increased by EUR 2 million, or 10%, to EUR 22 million, from EUR 20 million in 2004.

Croatia

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	556	512	436	8.6	17.4
less Terminal equipment	28	25	21	12.0	19.0
less Other	10	12	9	(16.7)	33.3

Service revenues	518	475	406	9.1	17.0

Total revenues in Croatia increased by EUR 44 million, or 8.6%, to EUR 556 million in 2006, compared to EUR 512 million in 2005. In local currency, total revenues also increased. The development between the Croatian kuna and the euro had a positive currency translation effect. The increase in total revenues was mainly related to an increase in service revenues and, to a lesser extent, to increases in revenues from sales of terminal equipment. In 2005, total revenues increased by EUR 76 million, or 17.4%, to EUR 512 million, compared to EUR 436 million in 2004, primarily due to increases in service revenues and, to a lesser extent, to increases in revenues from sales of terminal equipment and other revenues.

Service revenues increased by EUR 43 million to EUR 518 million in 2006. This increase was mainly a result of a larger customer base. In 2005, service revenues increased by EUR 69 million, to EUR 475 million, from EUR 406 million in 2004. This increase was due to an increased customer base and higher visitor roaming revenues.

Slovakia

	For the years ended December 31,
	2006	2005(1)	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	429	378	—	13.5	n.a.
less Terminal equipment	12	10	—	20.0	n.a.
less Other	14	21	—	(33.3)	n.a.

Service revenues	403	347	—	16.1	n.a.

n.a.—not	applicable
(1)	Fully consolidated as of the first quarter of 2005.

Total revenues in Slovakia increased by EUR 51 million, or 13.5%, to EUR 429 million in 2006, compared to EUR 378 million in 2005. The development between the Slovak koruna and the euro had a positive currency translation effect. In local currency, revenues also increased, mainly related to an increase in service revenues as a result of a larger customer base.

Service revenues increased by EUR 56 million to EUR 403 million in 2006. In local currency, service revenues also increased mainly as a result of a larger customer base.

Revenues from sales of terminal equipment increased by EUR 2 million, to EUR 12 million in 2006, compared to EUR 10 million in 2005, due to an increase in number of mobile devices sold.

Macedonia

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	147	139	135	5.8	3.0
less Terminal equipment	6	7	9	(14.3)	(22.2)
less Other	2	2	5	0.0	(60.0)

Service revenues	139	130	121	6.9	7.4

Total revenues in Macedonia increased by EUR 8 million, or, 5.8%, to EUR 147 million in 2006, compared to EUR 139 million in 2005. In local currency, total and service revenues also increased. The increase in total revenues was mainly related to increased service revenues, as a result of increased usage and a larger customer base. In 2005, total revenues increased by EUR 4 million to EUR 139 million, or 3.0%, from EUR 135 million in 2004.

Montenegro

	For the years ended December 31,
	2006	2005(1)	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total revenues	51	35	—	45.7	n.a.
Less Terminal equipment	2	1	—	100.0	n.a.
less Other	—	—	—	n.a.	n.a.

Service revenues	49	34	—	44.1	n.a.

n.a.—not	applicable
(1)	Fully consolidated since the second quarter of 2005.

The increase in total revenues was mainly related to increased service revenues, as a result of a larger customer base and the full year consolidation in 2006 compared to nine months in 2005.

Average Revenue Per User by Geographic Area

The following discussion provides additional revenue information by geographic area with respect to ARPU. We use ARPU to measure the average monthly service revenues on a per-customer basis. We believe that ARPU provides management with useful information concerning usage and acceptance of our product and service offerings, and as an indicator of our ability to attract and retain high-value customers. We calculate ARPU as revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services), plus roaming revenues, monthly charges, and revenues from visitor roaming, divided by the average number of customers in the month. Revenues from services does not include the following: revenues from terminal equipment sales, revenues from customer activations, revenues from MVNOs, and other revenues not generated directly by T-Mobile customers. Visitor-roaming revenues were included in ARPU as of the first quarter of 2005, and historical data has been calculated accordingly. We believe this change improves comparability with our competitors. However, ARPU is neither uniformly defined nor utilized by all companies in our industry group. Accordingly, such measures may not be comparable to similarly titled measures and disclosures by other companies. For a more detailed breakdown of our customers by geographic area, see “Item 4. Information on the Company—Description of Business—Mobile Communications.” The calculations of ARPU numbers below have been based on actual figures, expressed as a monthly average for each annual period.

United States

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	13,628	11,887	9,278	14.6	28.1
thereof service revenues (millions of €)	11,233	9,524	7,765	17.9	22.7
Average customers (in millions)	23.3	19.3	15.3	20.7	26.1
ARPU (in €)	40	41	42	(2.4)	(2.4)

ARPU in the United States decreased to EUR 40 in 2006, compared to EUR 41 in 2005, primarily due to a decrease in prepay ARPU and unfavorable foreign exchange rate developments between the U.S. dollar and the euro in 2006, compared to 2005.

ARPU in the United States decreased to EUR 41 in 2005, compared to EUR 42 in 2004, primarily due to a decrease in prepay ARPU together with an increase in the proportion of prepay customers in the overall customer base. The decrease was positively affected by favorable foreign exchange rate developments between the U.S. dollar and the euro in 2005, compared to 2004.

Germany

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	8,215	8,621	8,745	(4.7)	(1.4)
thereof service revenues (millions of €)	7,435	7,757	7,657	(4.2)	1.3
Average customers (in millions)	30.5	28.2	27.0	8.2	4.4
ARPU (in €)	20	23	24	(13.0)	(4.2)

ARPU in Germany decreased to EUR 20 in 2006, compared to EUR 23 in 2005. This decrease was due to lower tariffs and mobile termination fees as well as a decrease in the proportion of contract customers in the total average customer base, who tend to generate higher APRU than prepay customers.

ARPU in Germany decreased to EUR 23 in 2005, compared to EUR 24 in 2004. This decrease was due to lower voice and non-voice usage per customer, as well as to lower tariffs and mobile termination fees.

United Kingdom

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	4,494	4,153	4,344	8.2	(4.4)
thereof service revenues(1) (millions of €)	3,982	3,538	3,709	12.5	(4.6)
Average customers (in millions)(2)	11.5	10.6	10.5	8.5	1.0
ARPU (in €)(2)	29	28	29	3.6	(3.4)

(1)	Does not include revenues earned from Virgin Mobile customers, which revenues are not included in the service revenues component of the ARPU calculation.
(2)	Does not include Virgin Mobile customers in the average number of customers component of the ARPU calculation.

ARPU in the United Kingdom increased to EUR 29 in 2006, compared to EUR 28 in 2005, primarily as a result of increased contract ARPU together with contract customer growth.

In 2005, ARPU decreased to EUR 28, compared to EUR 29 in 2004, mainly due to a reduction in mobile termination fees imposed by the U.K. telecommunications regulator in September 2004, as well as to lower voice usage per customer and a negative foreign exchange effect between the British pound sterling and the euro.

Hungary

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	1,050	1,090	1,049	(3.7)	3.9
thereof service revenues (millions of €)	945	982	941	(3.8)	4.4
Average customers (in millions)	4.3	4.1	3.9	4.8	5.1
ARPU (in €)	18	20	20	(10.0)	0.0

ARPU decreased to EUR 18 in 2006 from EUR 20 in 2005. ARPU was primarily negatively affected by decreasing tariffs, lower mobile termination fees and negative currency translation effects.

ARPU in Hungary remained constant at EUR 20 in 2005, compared to 2004. ARPU was primarily negatively affected by decreasing tariffs and lower mobile termination fees, which were mainly offset by increased revenues resulting from higher voice usage per customer.

The Netherlands

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	1,138	1,064	1,046	7.0	1.7
thereof service revenues (millions of €)	1,076	992	948	8.5	4.6
Average customers (in millions)	2.4	2.3	2.2	4.3	4.5
ARPU (in €)	37	36	36	2.8	0.0

ARPU in the Netherlands increased to EUR 37 in 2006 due to a higher proportion of contract customers, offset in part by the reduction in mobile termination fees, imposed by the Dutch telecommunications regulator in December 2005.

ARPU in the Netherlands remained constant at EUR 36 in 2005, compared to 2004. This was primarily due to an increase in voice usage per customer and a higher proportion of contract customers in the average customer base, offset, in part, by the reduction in mobile termination fees, imposed by the Dutch telecommunications regulator in December 2004.

Czech Republic

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	1,043	938	827	11.2	13.4
thereof service revenues (millions of €)	991	868	773	14.2	12.3
Average customers (in millions)	4.8	4.5	4.1	6.7	9.8
ARPU (in €)	17	16	16	6.3	0.0

ARPU in the Czech Republic increased to EUR 17 in 2006, compared to EUR 16 in 2005. Negative effects from a decrease in mobile termination fees, imposed by the Czech telecommunications regulator, were offset by a favorable foreign exchange rate effect between the Czech koruna and the euro, and an increase in voice usage per customer, as a result of a higher proportion of contract customers in the total average customer base.

ARPU remained constant at EUR 16 in 2005, compared to 2004. Negative effects from a decrease in mobile termination fees, imposed by the Czech telecommunications regulator, and lower voice usage per customer, were offset by a favorable foreign exchange rate effect between the Czech koruna and the euro, and an increase in non-voice usage per customer, as a result of a higher proportion of contract customers in the total average customer base.

Austria

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	1,149	885	882	29.8	0.3
thereof service revenues (millions of €)	1,090	834	820	30.7	1.7
Average customers (in millions)	2.8	2.0	2.0	40.0	0.0
ARPU (in €)	32	35	34	(8.6)	2.9

ARPU in Austria decreased to EUR 32 in 2006, compared to EUR 35 in 2005. This decrease was due to lower tariffs caused by intense competition which could not be offset by higher usage or higher proportion of contract customers in the total average customer base. This decrease was partially offset by the acquisition of tele.ring due to the higher proportion of contract customers in its customer base.

ARPU in Austria increased to EUR 35 in 2005, compared to EUR 34 in 2004. A lower ARPU in the contract and prepay segments, as a result of the competitive environment, was offset by a higher proportion of contract customers in the total average customer base, and by increased visitor roaming revenues.

Croatia

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	556	512	436	8.6	17.4
thereof service revenues (millions of €)	518	475	406	9.1	17.0
Average customers (in millions)	2.0	1.7	1.4	17.6	21.4
ARPU (in €)	22	23	24	(4.3)	(4.2)

ARPU in Croatia decreased to EUR 22 in 2006, compared to EUR 23 in 2005, mainly due to a decrease in contract ARPU as a result of lower tariffs.

ARPU decreased to EUR 23 in 2005, compared to EUR 24 in 2004, mainly due to lower voice and non-voice usage per customer.

Slovakia

	For the years ended December 31,
	2006	2005(1)	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	429	378	—	13.5	n.a.
thereof service revenues (millions of €)	403	347	—	16.1	n.a.
Average customers (in millions)	2.1	1.9	—	10.5	n.a.
ARPU (in €)	16	15	—	6.7	n.a.

n.a.—not applicable

(1)	Fully consolidated as of the first quarter of 2005.

ARPU increased to EUR 16 in 2006 from EUR 15 in 2005. ARPU was positively affected by a higher share of contract customers, as well as a positive currency translation effect.

Macedonia

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
				(% change)
Total revenues (millions of €)	147	139	135	5.8	3.0
thereof service revenues (millions of €)	139	130	121	6.9	7.4
Average customers (in millions)	0.9	0.8	0.6	12.5	33.3
ARPU (in €)	13	13	16	0.0	(18.8)

ARPU remained constant at EUR 13 in 2006 and 2005, despite decreasing tariffs due to competitive pressures.

Operating Expenses

The following table provides information regarding components of operating expenses in our Mobile Communications strategic business area:

	For the years ended December 31,
	2006		2005		2004		2006/2005	2005/2004
	(millions of €, except percentages)						(% change)
Cost of sales	17,809	63.6%	15,800	58.7%	15,169	58.8%	12.7	4.2
Selling expenses	8,934	31.9%	8,042	29.9%	7,208	28.0%	11.1	11.6
General and administrative expenses	1,100	4.0%	956	3.6%	938	3.6%	15.1	1.9
Other operating expenses	151	0.5%	2,112	7.8%	2,482	9.6%	(92.9)	(14.9)

Total	27,994	100%	26,910	100%	25,797	100%	4.0	4.3

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

In 2006, cost of sales increased by EUR 2,009 million, or 12.7%, compared to 2005. The increase was mainly the result of higher depreciation on property, plant and equipment due to the expanding mobile network at T-Mobile USA. The consolidation of tele.ring for eight months at T-Mobile Austria and full consolidation of PTC for two months in 2006 also contributed to a larger depreciation base for property, plant and equipment and in particular for higher depreciation on intangible assets. In addition, interconnection costs increased by 14.7% compared to 2005 due to an increase in customers and network usage particularly at T-Mobile USA. Further, terminal equipment costs increased mainly as a result of the increasing number of customers at T-Mobile USA. In 2006, the full consolidation of PTC for two months and the full consolidation of tele.ring for eight months contributed EUR 368 million and EUR 297 million, respectively, to cost of sales.

In 2005, cost of sales increased by EUR 631 million, or 4.2%, compared to 2004. Cost of sales was negatively affected by the amortization of our UMTS licenses in the amount of EUR 864 million in 2005, compared to EUR 519 million in 2004. Of this amortization, EUR 847 million related to our UMTS licenses in Germany and the United Kingdom, compared to EUR 509 million in 2004. This increase was the result of the first full-year of amortization, compared to eight months of amortization in Germany and six months in the United Kingdom for 2004, after the commercial launch of the UMTS networks in both countries. In addition, EUR 244 million of the increase related to the first-time, full consolidation of T-Mobile Slovensko. Cost of sales also increased at T-Mobile USA, mainly as a result of higher scheduled depreciation on property, plant and equipment, resulting from the acquisition of network assets in California and Nevada from Cingular, and the transfer of the New York network assets from investments accounted for using the equity method to property, plant and equipment, as part of the dissolution of T-Mobile’s network joint venture with Cingular.

Selling Expenses

Selling expenses include all expenses relating to sales, including, among other things, commissions paid to resellers and third-party distributors, call-center and customer-care expenses, marketing costs and billing services.

In 2006, selling expenses increased by EUR 892 million, or 11.1%, compared to 2005. T-Mobile UK accounted for EUR 242 million of this increase due to higher commissions on new tariff options. In addition, T-Mobile USA contributed EUR 326 million to this increase due to higher commissions as a result of new customers. Further, selling costs increased at T-Mobile USA due to increased personnel cost and outsourcing costs to support the larger customer base. At T-Mobile Deutschland, selling costs increased by EUR 126 million due to an increase in commissions and higher advertising expenses. The full consolidation of PTC for two months in 2006 contributed EUR 46 million and the consolidation of tele.ring for eight months in 2006 contributed EUR 33 million to the increase in selling expenses.

In 2005, selling expenses increased by EUR 834 million, or 11.6%, compared to 2004. T-Mobile USA accounted for EUR 549 million of this increase. In particular, an increased number of T-Mobile outlets, higher commissions and advertising expenses, as well as an increase in billing services expenses contributed to this increase. In addition, selling expenses increased by EUR 97 million at T-Mobile UK, due to increased promotional activities, resulting in an increase in commissions and marketing expenses. T-Mobile Deutschland accounted for EUR 59 million of the increase in selling expenses, mainly due to higher customer bad debt expenses, an increase in call-center expenses and increased marketing and advertising expenses. The first-time, full consolidation of T-Mobile Slovensko contributed EUR 60 million to the increased selling expenses.

General and Administrative Expenses

General and administrative expenses include all costs allocated to core administrative functions that are not directly attributable to the cost of sales or selling activities, including, among other items, costs relating to accounting, finance, human resources, general management, communications, strategy and legal services.

In 2006, general and administrative expenses increased by EUR 144 million, or 15.1%, compared to 2005. T-Mobile USA contributed EUR 129 million to this increase mainly due to an increase in number of employees and a related expansion of office space due to customer growth, resulting in increased office rent and depreciation of office equipment. The full consolidation of PTC for two months in 2006 contributed EUR 24 million to the increase. The increase was partly offset by a decrease in general and administrative cost at T-Mobile UK and other T-Mobile companies due to savings from the “Save for Growth” program.

In 2005, general and administrative expenses increased slightly by EUR 18 million, or 1.9%, compared to 2005. The main driver of this increase was T-Mobile USA, as a result of an increased headcount and the related increase in personnel costs and as a result of increased general facility costs incurred in order to serve an increased customer base. The increase in general and administrative expenses was offset in part by a decrease at T-Mobile UK and T-Mobile Deutschland, due to reductions in personnel-related costs—in large part due to the “Save for Growth” program.

Other Operating Income

The following table provides information regarding Mobile Communications’ other operating income:

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Cost reimbursements	150	127	288	18.1	(55.9)
Income from the disposal of noncurrent assets (excluding investment property)	10	17	27	(41.2)	(37.0)
Insurance compensation	2	1	6	100.0	(83.3)
Other income	296	318	473	(6.9)	(32.8)

Total	458	463	794	(1.1)	(41.7)

Other operating income consists of a number of items, such as income from the disposal of non-current assets, cost reimbursements from Deutsche Telekom AG, external lease income and insurance compensation.

In 2006, other operating income decreased slightly by EUR 5 million, or 1.1% compared to 2005. This decrease is mainly the result of lower other income due to lower external lease income and a reduction in income from the disposal of noncurrent assets, offset in part by higher cost reimbursements from terminal equipment sales by T-Systems and T-Punkt shops.

Other operating income decreased by EUR 331 million in 2005, compared to 2004. This was mainly the result of lower other income, due to several one-time income effects in 2004, which primarily related to proceeds from the sale of Virgin Mobile (EUR 75 million), and an one-time payment of EUR 50 million from O2 to T-Mobile Deutschland in connection with the waiver of patent claims. In addition, cost reimbursements decreased by EUR 161 million, due to the discontinuation of cost reimbursements from Cingular following the dissolution of the network joint venture, GSM Facilities. The remaining decrease was mainly due to lower cost reimbursements T-Mobile Deutschland received from Deutsche Telekom AG, and to the cost reimbursements T-Mobile Hungary received from Deutsche Telekom AG in 2004 in connection with the re-branding of T-Mobile Hungary.

Other Operating Expenses

The following table provides information regarding Mobile Communications’ other operating expenses:

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Losses on disposition of non-current assets	32	29	46	10.3	(37.0)
Impairment of goodwill	3	1,917	2,278	(99.8)	(15.8)
Other operating expenses	116	166	158	(30.1)	5.1

Total	151	2,112	2,482	(92.9)	(14.9)

In 2006, other operating expenses decreased significantly by EUR 1,961 million, or 92.9%, compared to 2005. This decrease is due to a decrease in goodwill impairment of EUR 1,914 million. In addition, other operating expenses decreased due to consulting and restructuring expenses incurred in 2005 in connection with the “Save for Growth” program.

In 2005, other operating expenses decreased by EUR 370 million compared to 2004. This decrease mainly related to lower goodwill impairments in 2005. T-Mobile UK recorded a goodwill impairment of EUR 1,917 million in 2005, compared to EUR 2,225 million in 2004. For more information concerning goodwill impairments, see note (16) to our consolidated financial statements.

Broadband/Fixed Network

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate legal entity, but is marketed as a product brand. For reporting purposes, Broadband/Fixed Network separately reports on its domestic and international operations. The Scout24 group is included within domestic operations since its parent company has its registered office in Germany.

The following table presents selected financial information concerning the Broadband/Fixed Network strategic business area:

	For the years ended December 31,			Change		% Change
	2006	2005	2004	2006/2005	2005/2004	2006/2005	2005/2004
	(millions of €, except where indicated)
Total revenues	24,685	26,035	27,012	(1,350)	(977)	(5.2)	(3.6)
Intersegment revenues	4,050	4,304	4,615	(254)	(311)	(5.9)	(6.7)
Net Revenues	20,635	21,731	22,397	(1,096)	(666)	(5.0)	(3.0)
Profit from operations	3,307	5,142	5,551	(1,835)	(409)	(35.7)	(7.4)
Depreciation, amortization and impairment losses	3,869	4,034	4,399	(165)	(365)	(4.1)	(8.3)
Number of employees(1)	108,956	112,872	115,292	(3,916)	(2,420)	(3.5)	(2.1)
of which: domestic	86,315	88,578	87,392	(2,263)	1,186	(2.6)	1.4
of which: international	22,641	24,294	27,900	(1,653)	(3,606)	(6.8)	(12.9)

(1)	Average number of employees during the period (excluding apprentices and interns).

Broadband/Fixed Network Total Revenues

In 2006, Broadband/Fixed Network’s total revenues decreased by 5.2%, to EUR 24,685 million, compared to 2005, due to a decrease in net revenues of EUR 1,096 million and a decrease in intersegment revenues of EUR 254 million. The decrease in Broadband/Fixed Network’s total revenues is primarily due to a decrease in total revenues from network communications, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of calling plans with a flat-rate component as a consequence of the competitive environment primarily in Germany, as well as a reduction in termination charges for fixed-to-mobile connections to end-customers. The decrease in call revenues was also due to increased competitive pressure from fixed-to-mobile substitution, and to a lesser extent, increased VoIP substitution. The decrease in Broadband/Fixed Network’s total revenues is also due to a decrease in wholesale revenues, primarily as a result of a decrease in interconnection revenues due to regulatorily mandated price reductions, a decrease in interconnection as a consequence of direct interconnection by competitors and a decrease in call-by-call minutes.

These decreases in Broadband/Fixed Network’s total revenues were partially offset by a slight increase in revenues from Resale DSL, and unbundled local loop revenues, IP/Internet subscription revenues (fixed monthly payments under ISP subscription plans which also includes broadband access revenues, previously reported under network communications revenues), as well as by access revenues from calling plans with a flat-rate component. The decrease in total revenues was also partially offset by the effect on revenue resulting from the change in the customer retention period (the expected duration of the customer relationship) for retail DSL, narrowband access and Resale DSL customers in Germany. Customer retention periods have been reduced to reflect current estimates of the duration of customer relationships, which resulted in an initial increase in total installation and activation revenues and associated costs, especially cost of sales, due to the faster recognition of deferred revenues and costs. The change in customer retention periods in the IP/Internet, network communications and wholesale services businesses had a positive effect on these businesses in 2006.

Broadband/Fixed Network’s total revenues in 2005 decreased by 3.6% to EUR 26,035 million, compared to 2004, primarily due to a decrease in Broadband/Fixed Network’s total revenues from network communications. The decline in Broadband/Fixed Network’s total revenues was due to decreases in net revenues of EUR 666 million and in intersegment revenues of EUR 311 million. These decreases primarily resulted from the loss of narrowband access lines to other carriers, as well as to reductions in calling charge prices and calling minute volumes. In addition, Broadband/Fixed Network’s revenues from data communications and value-added services also decreased. These decreases in Broadband/Fixed Network’s total revenues were partially offset by a slight increase in revenues from IP/Internet as well as by an increase in wholesale services revenues.

Broadband/Fixed Network Intersegment Revenues

Broadband/Fixed Network’s intersegment revenues, which includes revenues from Business Customers, Mobile Communications and Group Headquarters and Shared Services, amounted to EUR 4,050 million in 2006, a decrease of EUR 254 million, or 5.9%, compared to intersegment revenues of EUR 4,304 million in 2005. This decrease was mainly due to the decrease of Broadband/Fixed Network’s intersegment revenues from the Business Customers strategic business area. The decrease in intersegment revenues from Business Customers was attributable to lower quantities of services purchased on behalf of its business customers and a price reduction in 2006. In addition, revenues from data communications services decreased in 2006 due to continued price reductions in 2004, 2005 and 2006.

In 2005, Broadband/Fixed Network’s intersegment revenues amounted to EUR 4,304 million, a decrease of EUR 311 million, or 6.7%, compared to EUR 4,615 million in 2004. This decrease was primarily attributable to decreases in revenues resulting from lower levels of services purchased on behalf of customers by the Business Customers strategic business area. In addition, price reductions in April 2005 led to a decrease in revenues from data communications services in 2005.

Broadband/Fixed Network Net Revenues

Broadband/Fixed Network’s net revenues decreased by EUR 1,096 million, or 5.0%, to EUR 20,635 million in 2006 compared to EUR 21,731 million in 2005. The decrease in Broadband/Fixed Network’s net revenues is primarily due to a decrease in net revenues from network communications. In addition, net revenues decreased due to a decrease in interconnection revenues, primarily due to decreases in interconnection call revenues. Net revenues also decreased due to a decrease in value added services revenues resulting from a change in the business model for premium rate services, as well as to significant price reductions in the ISP market and for retail DSL access due to competitive pressures. These decreases in Broadband/Fixed Network’s net revenues in

2006 were partially offset by a slight increase in revenues from Resale DSL, IP/subscription and the unbundled local loop, as well as by access revenues from calling plans with a flat-rate component.

Network communications net revenues decreased by EUR 1,164 million, or 9.4%, to EUR 11,226 million in 2006, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of calling plans with a flat-rate component, which resulted in a decrease in the average revenue per call minute, as a consequence of the competitive environment primarily in Germany. The decrease in call revenues was also due to a reduction in termination charges for fixed-to-mobile connections to end-customers, as well as to increased competitive pressure from fixed to mobile substitution, and to a lesser extent increased VoIP substitution. The decrease in Broadband/Fixed Network’s network communications net revenues is also due to lower access revenues as a result of the decrease in the number of access lines.

IP/Internet net revenues increased by EUR 149 million, or 4.6%, to EUR 3,361 million in 2006, primarily as a result of increased subscription revenues in connection with a decrease in customer retention periods for customers’ one-time up front fees in the current year, and an increase in revenue which also reflects the positive growth in the customer base, as well as advertising and B2B revenues. This increase in IP/Internet net revenues was partially offset by decreases in ISP rates due to increased competition in the ISP market and decreased usage revenues, primarily as a result of an increase in DSL flat-rates, as well as to lower prices for retail DSL access due to increased competition.

Net revenues from wholesale services increased by EUR 76 million, or 2.0%, to EUR 3,792 million in 2006, primarily as a result of increased revenues from Resale DSL and the unbundled local loop. The increase in wholesale service revenues was partly offset by a decline in revenues from interconnection access revenues and interconnection call revenues resulting from mandatory price reductions and a decrease in interconnection revenues due to a decrease in call-by-call minutes, increased direct network interconnection between competitors and a decrease in termination revenues.

Data communications net revenues decreased by EUR 23 million, or 5.7%, to EUR 382 million in 2006 as compared to 2005. This decrease was mainly due to a slight decrease in revenues in Germany and Eastern Europe as a result of decreased demand for certain digital products.

In 2005, net revenues decreased by EUR 666 million, or 3.0%, to EUR 21,731 million, compared to 2004. This decrease was primarily the result of a continued reduction of call revenues, which was caused by competitive pressures, which resulted in further losses of market share and minutes due to the loss of narrowband access lines, as well as to carrier pre-selection and mobile substitution, and to a decrease in data communications revenues. The decrease in net revenues was partly offset by increased revenues from broadband access lines and wholesale services provided to competitors, especially with respect to Resale DSL and unbundled local-loop lines.

Broadband/Fixed Network Components of Total Revenues

The components of Broadband/Fixed Network’s total revenues are listed in the following table:

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Total domestic revenues	21,835	23,249	24,286	(6.1)	(4.3)
Network communications	11,240	12,349	13,253	(9.0)	(6.8)
Wholesale services	4,302	4,357	4,277	(1.3)	1.9
IP/Internet	3,000	2,994	2,731	0.2	9.6
Data communications	1,258	1,226	1,445	2.6	(15.2)
Value-added services	945	1,069	1,166	(11.6)	(8.3)
Terminal equipment	333	425	514	(21.6)	(17.3)
Other services	757	829	900	(8.7)	(7.9)

Eastern European revenues	2,500	2,546	2,532	(1.8)	0.6
Magyar Telekom	1,339	1,376	1,363	(2.7)	1.0
T-Hrvatski Telekom	741	765	754	(3.1)	1.5
Slovak Telekom	420	405	415	3.7	(2.4)

Western European revenues	350	240	194	45.8	23.7

Total revenues	24,685	26,035	27,012	(5.2)	(3.6)

Total Domestic Revenues

Total domestic revenues, which are derived from our operations in Germany, decreased by EUR 1,414 million, or 6.1%, to EUR 21,835 million in 2006, from EUR 23,249 million in 2005. The decrease in Broadband/Fixed Network’s total domestic revenues was primarily due to a decrease in domestic revenues from network communications, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of calling plans with a flat-rate component as a consequence of the competitive environment, as well as a reduction in termination charges for fixed-to-mobile connections to end customers. The decrease in call revenues was also due to increased competitive pressure from fixed to mobile substitution, and to a lesser extent, increased VoIP substitution. The decrease in network communications revenues was also due to lower access revenues as a result of the decrease in the number of access lines. The decrease in total domestic revenues was also due to a reduction in sales of value-added services, primarily due to the change to a commission based billing model for premium-rate services, as well as a decrease in interconnection services due to price decreases, direct interconnection by competitors and a decrease in call-by-call minutes. These decreases were partly offset by increased total revenues from Resale DSL and unbundled local loop. These decreases were also partially offset by an increase in data communications revenues due to a change in the method of billing in which Broadband/Fixed Network now charges other strategic business areas. Domestic revenues accounted for 88.5% of Broadband/Fixed Network’s total revenues in 2006.

In 2005, total domestic revenues decreased by EUR 1,037 million, or 4.3%, to EUR 23,249 million, from EUR 24,286 million in 2004. This decrease was primarily the result of a reduction in total revenues from network communications services, which was a result of a decrease in call revenues. The decrease in call revenues was primarily due to a reduction in the number of narrowband access lines, due to competition from alternative access providers and, to a lesser extent, due to carrier pre-selection and mobile substitution. Total domestic revenues also decreased in 2005 due to reduced revenues from certain leased-line products, resulting from a mandatory price reduction in April 2005. These decreases were partly offset by increased total revenues from wholesale services, which were primarily attributable to increases in revenues from Resale DSL and the unbundled local loop. Total domestic revenues accounted for 89.3% of Broadband/Fixed Network’s total revenues in 2005.

Network Communications

Network communications revenues consist of revenues from network access products and calling services. Revenues from network access products include monthly access charges and installation fees. Revenues from calling services include call charges relating to local, regional and long-distance calls, international calls, calls to mobile networks and calls to dial-up ISPs. Call charges vary, depending on the rate plan or tariff in effect at the time a call is initiated. Broadband/Fixed Network customers are able to choose from a variety of calling plans designed to suit a range of individual and business needs. Broadband/Fixed Network also offers a number of rate plans with flat-rate components, which are designed to provide customers with reduced per-call rates for an additional monthly fee.

In 2006, network communications total revenues decreased by EUR 1,109 million, or 9.0%, to EUR 11,240 million, from EUR 12,349 million in 2005. As in the prior year, the decrease was due to a decline in call and access revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of calling plans with a flat-rate component as a consequence of the competitive environment, as well as a reduction in termination charges for fixed-to-mobile connections to end-customers. The decrease in call revenues was also due to increased competitive pressure from fixed to mobile substitution, and, to a lesser extent, increased VoIP substitution. The decrease in network communications total revenues is also due to lower access revenues as a result of the decrease in the number of access lines. In addition, increased revenues from customers using Broadband/Fixed Network’s calling plans with a flat-rate component was insufficient to compensate for revenue losses resulting from the overall customer decline in the access area.

Broadband/Fixed Network expects that its network communications revenues will continue to decrease, primarily as a result of price reductions made in connection with lower-rate calling plans, the continued decline in the number of access lines, mobile substitution and the increased acceptance of VoIP. Broadband/Fixed Network also expects to pass on to end-customers future reductions in termination charges for fixed-to-mobile connections.

In 2005, network communications total revenues decreased by EUR 904 million, or 6.8%, to EUR 12,349 million, from EUR 13,253 million in 2004. This decrease was primarily due to a decline in access revenues, resulting from increased competition and mobile substitution. In addition, mandatory price reductions for fixed-to-mobile termination fees and increases in the use of VoIP led to an overall decrease in call revenues. The decrease in network communications revenues was offset, in part, by an increase in revenues from calling plans with a flat-rate component.

Wholesale Services

Broadband/Fixed Network’s wholesale services business primarily consists of providing services to national and international carriers, and to other Deutsche Telekom group companies. Wholesale services include national and international interconnection, access to the unbundled local loop, Resale DSL, IP-related services and network services (e.g., carrier-specific transmission paths and networks).

Total revenues from wholesale services decreased by EUR 55 million, or 1.3%, to EUR 4,302 million in 2006, from EUR 4,357 million in 2005. The decrease in wholesale services revenues was primarily attributable to a decline in revenues from interconnection services in the area of transit through Broadband/Fixed Network’s network into the national mobile network of T-Mobile and other carriers (mainly Vodafone, O2 and E-Plus). This decrease was primarily due to increased direct network interconnection between competitors, decreases in volumes from call-by-call competitors, and, to a lesser extent, market-driven price reductions for incoming and outgoing traffic. The decrease in wholesale services revenues was also due to a decrease in IP services revenues, primarily as a result of the substitution of narrowband services by broadband services, as well as a decrease in revenues from international services as a consequence of regulatorily mandated price reductions and increased competition which led to decreases in prices and volumes. The decrease in wholesale revenues was also due to price reductions imposed by the regulatory authorities in 2004, 2005 and 2006. The decrease in wholesale revenues was mostly offset by an increase in high volume-driven growth in revenue from Resale DSL and sales of high bitrate unbundled local loop access to competitors.

Broadband/Fixed Network expects that total revenues from wholesale services will continue to decrease in the near term due to decreases in revenues from the Business Customers strategic business area, continued regulatorily mandated price reductions, and decreases in revenues from interconnection and data-services products. Furthermore, prices are likely to continue to fall in the market for international wholesale access services. In addition, Broadband/Fixed Network expects to pass on to end-customers future reductions in termination charges for fixed-to-mobile connections as a result of competitive pressures. The decrease in revenues from wholesale services is expected to be partially offset by increases in revenues from increased sales volumes of wholesale access services products (e.g., Resale DSL, unbundled local-loop access).

Total revenues from wholesale services increased by EUR 80 million, or 1.9%, to EUR 4,357 million in 2005, from EUR 4,277 million in 2004. The increase in wholesale services revenues was primarily attributable to an increase in the demand for transit services through Broadband/Fixed Network’s network into the mobile network of T-Mobile and other carriers, as well as termination services into Broadband/Fixed Network’s fixed network and an increase in demand for network access services through Resale DSL and the unbundled local loop. In addition, customer migration from data communications products and services to wholesale products and services also increased wholesale services revenues in 2005. These increases were partially offset by a decline in revenues due to the discontinuation of low-margin products, as well as a decrease in IP-related services revenues, due to several mandated price reductions in 2004 and 2005. Prices charged to alternative providers for access to the unbundled local loop decreased by 9.75%, as mandated by the Federal Network Agency on April 1, 2005. This price reduction led to a decrease in Broadband/Fixed Network’s wholesale services revenues, which partly offset the increases mentioned above.

IP/Internet

IP/Internet revenues mainly consist of retail subscription fees, usage fees, online advertising and business-to-business (“B2B”) services (which were previously reported under T-Online revenues).

Subscription fees comprise fixed monthly payments under subscription plans. This revenue component generally includes established consumer products, including Internet access plans that incorporate a basic charge. In 2006, it also included portions of the new 3x3 Complete Packages.

Usage fees include all non-subscription products and are subject to greater volatility and seasonal variation than subscription fee revenues. Usage fees comprise per-minute or volume-based access rate components and products, such as Video on Demand, Musicload, Gamesload and Softwareload. This revenue category generally includes all products made available on a pay-per-use or pay-per-view basis.

Online advertising and B2B services revenues consist of advertising and B2B revenues from hosting and security products, and from content management services for business clients operating traffic-intensive portals.

IP/Internet revenues increased by EUR 6 million, or 0.2%, from EUR 2,994 million in 2005, to EUR 3,000 million in 2006. This increase was primarily due to an increase in broadband access revenues which also reflects the positive growth in the customer base due to the introduction of bundled offers, higher levels of subscription revenues in connection with a decrease in customer retention periods for customers’ initial set-up fees in the current year and, to a lesser extent, an increase in B2B and advertising revenues. The increase in IP/Internet revenues was mostly offset by a significant decline in prices for ISP subscription fees.

Without the effect on revenues in 2006 from the change in customer retention periods for retail DSL, IP/Internet revenues would have decreased slightly as compared to 2005. This decrease without the effect of the change in customer retention periods was primarily due to the decline in prices for ISP subscription fees, the effect of customer migration to alternative carriers, i.e., the increase in Resale DSL, and the growing popularity of flat rates for Internet usage. This decrease was partially offset by an increase in subscription revenues due to an increase in the number of retail DSL customers. Broadband/Fixed Network expects continued pressure on subscription fees, especially in the area of broadband access.

IP/Internet revenues increased by EUR 263 million, or 9.6%, from EUR 2,731 million in 2004, to EUR 2,994 million in 2005. This increase was largely due to increases in Broadband/Fixed Network’s DSL customer base, which was primarily due to increased marketing, as well as attractive plans for broadband services in connection with Broadband/Fixed Network’s broadband strategy. In addition, revenues from online advertising and B2B increased slightly in 2005.

Data Communications

Revenues from data communications include revenues from leased lines and TDN, VPN and Ethernet products. From January 1, 2005, Broadband/Fixed Network has only serviced individual and very small business customers, as well as domestic and international carriers. Our other business customers are primarily serviced by the Business Customers strategic business area. Accordingly, a substantial portion of Broadband/Fixed Network’s data communications revenues are derived from products sold to the Business Customers strategic business area.

In 2006, total revenues from data communications services in Germany increased by EUR 32 million, or 2.6%, to EUR 1,258 million, compared to EUR 1,226 million in 2005. This increase was primarily due to a change in the billing model for services provided to other Deutsche Telekom strategic business areas. In addition, total revenues from data communications also increased due to an increase in services provided on certain dedicated customer networks. These increases were partially offset by price decreases for other products and services provided to Deutsche Telekom’s strategic business areas.

In 2005, total revenues from data communications services in Germany decreased by EUR 219 million, or 15.2%, to EUR 1,226 million, compared to EUR 1,445 million in 2004. This decrease was primarily due to reduced revenues from certain leased-line products, due to a mandatory price reduction in April 2005 as well as to the loss of market share with respect to these products. In addition, revenues decreased due to a continuing shift in customer demand towards wholesale and IP-related services. The decrease in revenues from data communications services in 2005 was partly offset by an increase in other leased-line and VPN products, partly due to increased volumes as a result of the acquisition of new customers (carriers) by the Business Customers strategic business area. In 2004 and 2005, Broadband/Fixed Network reduced the price that it charged to the Business Customers strategic business area for certain services, resulting in a decrease in intersegment revenues.

Value-Added Services

Revenues from value-added services include revenues from toll-free numbers, shared-cost numbers, public payphones, T-VoteCall, premium-rate services, directory-assistance services and other operator services, such as call-center services.

Total revenues in 2006 from value-added services in Germany decreased by EUR 124 million, or 11.6%, to EUR 945 million, from EUR 1,069 million in 2005. This was mainly due to a decrease in revenues from Broadband/Fixed Network’s premium-rate services, resulting from the change to a commission-based billing model for these services and a decrease in directory-assistance revenues. In addition, revenues from public phones also decreased in 2006.

In 2005, total revenues from value-added services in Germany decreased by EUR 97 million, or 8.3%, to EUR 1,069 million, from EUR 1,166 million in 2004. This was mainly the result of a decrease in revenues from Broadband/Fixed Network’s premium-rate services, due to a change to a commission-based billing model for these services. In addition, revenues from public phones, T-VoteCall, directory-assistance services and other operator services also decreased in 2005.

Terminal Equipment

Revenues from terminal equipment sales consist of revenues from the sale and rental of conventional and ISDN telephones, and PBXs, which relate to Broadband/Fixed Network’s fixed-line network.

Total revenues from sales and rental of terminal equipment decreased by EUR 92 million, or 21.6%, to EUR 333 million, from EUR 425 million in 2005. This decrease was a result of reduced demand for rentals of conventional telephones and communications systems as well as a reduction in the selling prices of such equipment. This decrease is also due to a decrease in equipment sales resulting from increased bundled offers, lower customer demand and falling sales prices for equipment.

In 2005, total revenues from sales and rental of terminal equipment decreased by EUR 89 million, or 17.3%, to EUR 425 million, from EUR 514 million in 2004. This decrease was a result of reduced demand for rentals of conventional telephones and communications systems as well as a reduction in the selling prices of such equipment. Accordingly, although sales from some terminal equipment products increased, this did not completely offset the decrease in Broadband/Fixed Network’s total revenues from rental and sales of terminal equipment. The decrease in terminal equipment revenues was also partially offset by revenues attributable to the change in our business model of subsidizing the terminal equipment of our broadband customers.

Other services

Other services revenues mainly consist of publishing services, which include the sale of marketing and advertising services to small-and medium-sized companies in connection with Broadband/Fixed Network’s telephone directories, support services for the installation, maintenance and repair of telecommunications equipment and other service support. Other services revenues also consist of sales of mobile devices and accessories through Broadband/Fixed Network’s T-Punkt outlets, which offer an extensive product portfolio, including T-ISDN and T-DSL business products, and products and services from T-Mobile and third-party vendors. Broadband/Fixed Network receives commissions on its sales of products and services provided by other Deutsche Telekom business units. Other services also includes revenues from other miscellaneous services and product revenues.

Total other services revenues decreased by EUR 72 million, or 8.7%, to EUR 757 million in 2006, from EUR 829 million in 2005. This decrease was due to a decrease in revenues from the production and sale of prepaid cards for online-shopping and from prepaid cards for telephones, as well as third party maintenance revenues. This decrease in other services revenues was also due to lower revenues from the publishing and directory businesses, due to increased competition from online services and regulatorily mandated price reductions. The decrease in other services revenues was only partially offset by an increase in support services revenues for maintenance and installation.

In 2005, total other services revenues decreased by EUR 71 million, or 7.9%, to EUR 829 million, from EUR 900 million in 2004. This decrease was due to the change in 2004 of Broadband/Fixed Network’s business model relating to sales of telecommunications equipment, mobile devices and accessories and by a decrease in revenues from the production and sale of prepaid cards for telephone and online-shopping, as well as other service revenues. The decrease in other services revenues was partially offset by increased sales of mobile devices and accessories through Broadband/Fixed Network’s T-Punkt retail outlets, as well as to sales of third-party products, which were introduced in 2005. In addition, maintenance and installation services revenues increased.

Total International Revenues

Eastern European Revenues

Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom accounted for all of Broadband/Fixed Network’s Eastern European revenues in 2006 and contributed EUR 2,500 million, or 10.1%, to Broadband/Fixed Network’s total revenues. Mobile services revenues generated by the Eastern European subsidiaries are reported under the Mobile Communications strategic business area.

Total revenues from Broadband/Fixed Network’s Eastern European subsidiaries decreased slightly in 2006 by EUR 46 million, or 1.8%, from EUR 2,546 million in 2005. This decrease is primarily as a result of decreased fixed-network revenues at all three Eastern European subsidiaries due to decreases in market prices and market share as a result of increased competition. This decease is also due to a decrease in wholesale revenues at Magyar Telekom as, as well as exchange rate effects in Hungary. These decreases in total revenues from Broadband/Fixed Network’s Eastern European subsidiaries were largely offset by an increase in other services revenues due to acquisitions at Magyar Telekom in the IT-services area, exchange-rate effects in Croatia and Slovakia. The decreases in total revenues from Broadband/Fixed Network’s Eastern European subsidiaries were also partially offset by an increase in IP/Internet revenues in all Eastern European subsidiaries due to a significant increase in the customer base.

In 2005, total revenues from Broadband/Fixed Network’s Eastern European subsidiaries increased slightly to EUR 2,546 million, from EUR 2,532 million in 2004, primarily due to exchange-rate effects and, to a lesser extent, the consolidation of Crnogorski Telekom on April 1, 2005. However, total revenues measured in local currency decreased at all three Eastern European subsidiaries, primarily due to decreases in voice revenues at all three subsidiaries, which was the result of continued deregulation, increasing competition and mobile substitution.

Magyar Telekom

Magyar Telekom generates revenues from fixed-line network services, data communications services, wholesale services, IP/Internet services, and other services such as IT-system integration, computing and its multimedia broadcasting services (cable television) business.

Total revenues at Magyar Telekom decreased by EUR 37 million, or 2.7%, to EUR 1,339 million in 2006, from EUR 1,376 million in 2005, due to a decrease in fixed-line network revenues resulting from increased competition from alternative carriers and cable telephony and mobile substitution, a decerase in terminal equipment revenues, exchange-rate effects and a decrease in wholesale revenues. Total revenues measured in local currency increased by 4.3% in 2006 compared to 2005.

These decreases in total revenues at Magyar Telekom were partially offset by increases in revenues from IP/Internet, as a result of an increase in broadband customers and IP services and other services revenues such as multimedia and broadcasting services due to an increase in cable TV customers, and an increase in revenues from system integration and computing and desktop services, as well as, to the first-time consolidation of several smaller acquisitions as well as to revenues from Crnogorski Telekom which contributed revenues for the whole of 2006 and only nine months in 2005.

Broadband/Fixed Network expects that fixed-line network revenues will continue to decrease in the near term. Magyar Telekom is acting to slow this trend through the introduction of a simplified rate structure, including flat-rate plans, by aggressively marketing DSL offerings and launching innovative products, such as the first IPTV offering in Hungary in November 2006.

In 2005, Magyar Telekom’s total revenues increased by 1.0%, to EUR 1,376 million, from EUR 1,363 million in 2004, due to exchange-rate effects and the inclusion of nine months of revenues from Crnogorski Telekom in 2005. However, total revenues measured in local currency declined by 1.2% in 2005, compared to 2004. This decrease was due to a decrease in network communications revenues in Hungary, which was partially offset by an increase in wholesale services revenues. Measured in local currency, fixed-line network revenues decreased in 2005, compared to 2004, due to increased competition from alternative carriers and mobile substitution. This decrease was partially offset by an increase in revenues from wholesale services in Hungary in 2005, due to increased sales of interconnection services, as well as to exchange-rate effects. Wholesale services revenues increased, although mandatory price reductions for certain wholesale services occurred in 2005.

T-Hrvatski Telekom

T-Hrvatski Telekom generates revenues from fixed-line network services, data communications services, IP/Internet services and wholesale services.

Total revenues in Croatia decreased by EUR 24 million, or 3.1%, to EUR 741 million in 2006, from EUR 765 million in 2005. This decrease primarily resulted from lower revenues from fixed-line network services due to mobile substitution and increased competition. These decreases were partially offset by increases in IP/Internet services revenues and wholesale services revenues. In 2006, T-Hrvatski Telekom continued to be subjected to increased competition, particularly in the fixed-line network communications business. Broadband/Fixed Network expects that fixed-line network revenues will continue to decrease due to continued competition as a result of the liberalization of the Croatian telecommunications market.

T-Hrvatski Telekom’s total fixed-line network revenues decreased in 2006, compared to 2005, mainly due to a decrease in call revenues and data communications revenues as a result of competition. The increase in wholesale services revenues in 2006 was due to the introduction of new services for other fixed-line network operators and increased international telephone traffic.

IP/Internet services revenues increased in 2006, compared to 2005. This increase was primarily due to an increase in revenues from broadband access lines. In line with the overall increase in the Croatian broadband access market in 2006, the number of T-Hrvatski Telekom’s broadband access lines increased from 101,000 at the end of 2005 to 216,000 at the end of 2006, primarily due to customer acquisition campaigns.

In 2005, total revenues in Croatia increased by EUR 11 million, or 1.5%, to EUR 765 million, from EUR 754 million in 2004. This increase was primarily due to exchange-rate effects. In local currency total revenues at T-Hrvatski Telekom decreased by 0.6%. This decrease primarily resulted from lower revenues from fixed-line network services, which was mainly the result of mobile substitution. These decreases were partially offset by increases in wholesale services, data communications and IP/Internet services revenues. IP/Internet services revenues increased due to an increase in broadband access lines from 22,000 at the end of 2004, to 101,000 at the end of 2005. Since the middle of 2005, T-Hrvatski Telekom has been subject to increased competition, particularly in its fixed-line network communications business. The increase in wholesale services revenues was due to the introduction of services for other fixed-line network operators and to increased international telephone traffic to and from Croatia.

Slovak Telekom

Slovak Telekom generates revenues from fixed-line network services, data communications services, wholesale services, IP/Internet services and broadcasting services.

Slovak Telekom’s total revenues increased by EUR 15 million, or 3.7%, to EUR 420 million in 2006, from EUR 405 million in 2005, primarily due to exchange-rate effects. Total revenues from Slovak Telekom in local currency decreased by 1.2%, primarily due to a decrease in fixed-line network revenues, resulting from increased competition from other fixed-line operators and continued mobile substitution. The decrease in fixed-line network revenues was partly offset by increases in revenues from IP/Internet services (mainly due to increased broadband services) and wholesale services.

Broadband/Fixed Network expects that revenues from Slovak Telekom’s fixed-line network will continue to decrease in 2007. Slovak Telekom is acting to slow the loss of access lines through the introduction of innovative offers and attractive calling plans.

Revenues from wholesale services in Slovakia increased in 2006, primarily as a result of higher voice and network services revenues due to higher volumes.

Slovak Telekom’s IP/Internet revenues increased in 2006, compared to 2005. This increase was primarily driven by an increase in IP/Internet services’ broadband rate customers. The number of broadband rate customers doubled from 81,000 at December 31, 2005, to 162,000 at December 31, 2006.

In 2005, Slovak Telekom’s total revenues decreased by EUR 10 million, or 2.4%, to EUR 405 million, from EUR 415 million in 2004, primarily due to a decrease in fixed-line network revenues as a result of mobile substitution, as well as price decreases resulting from increased competition. This decrease was partially offset by an increase in the value of the local currency against the euro and growth in IP/Internet revenues.

Western European Revenues

Total revenues in Western Europe increased by EUR 110 million, or 45.8%, to EUR 350 million in 2006, from EUR 240 million in 2005, primarily due to strong customer growth in France and Spain. The increase in total revenues in Western Europe is also due to the introduction of new products, such as triple-play in France and the first-time consolidation of the network infrastructure operator Albura S.A.U. on July 1, 2005.

In 2005, total revenues in Western Europe increased by EUR 46 million, or 23.7%, to EUR 240 million, from EUR 194 million in 2004, primarily due to an increase in the number of customers as a result of increased marketing efforts in Western Europe and the acquisition of Albura S.A.U. on June 30, 2005.

Operating Expenses

The following discussions provide information regarding the components of Broadband/Fixed Network’s operating expenses.

Broadband/Fixed Network Operating Expenses

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Cost of sales	14,299	14,337	15,114	(0.3)	(5.1)
Selling expenses	5,889	5,329	4,916	10.5	8.4
General and administrative expenses	1,894	1,874	1,479	1.1	26.7
Other operating expenses	85	153	399	(44.4)	(61.7)

Total Broadband/Fixed Network Operating Expenses	22,167	21,693	21,908	2.2	(1.0)

Cost of Sales

Cost of sales decreased by EUR 38 million, or 0.3%, to EUR 14,299 million in 2006, compared to EUR 14,337 million in 2005. This decrease primarily resulted from reductions in interconnection costs due to reduced demand for interconnection services and lower volumes in the interconnection market as well as a price decrease with respect to fixed-to-mobile and other termination fees. The decrease in cost of sales was also due to a decrease in depreciation and amortization costs, primarily as a result of the increasing number of network assets that have been fully depreciated and a decrease in severance costs. The decrease in cost of sales was largely offset by an increase in personnel costs, primarily as a result of increased accruals for retirement arrangements in connection with the personnel reduction initiatives in Germany.

In 2005, cost of sales decreased by EUR 777 million, or 5.1%, to EUR 14,337 million, compared to EUR 15,114 million in 2004. This decrease primarily resulted from a price decrease with respect to fixed-to-mobile termination fees, as well as from reductions in other interconnection costs and lower depreciation and amortization costs related to the fixed-line network. Interconnection costs decreased, largely as a result of the price decrease for fixed-to-mobile termination fees, as well as from other reductions in interconnection costs. The reduction in depreciation and amortization costs was largely related to the increasing number of Broadband/Fixed Network’s network assets that have been fully depreciated. In addition, Broadband/Fixed Network’s building lease costs decreased in 2005. The decrease in cost of sales in 2005 was partially offset by an increase in personnel costs, due to higher accruals for employee severance packages, primarily related to our restructuring plans in Germany. Lower sales and rentals of terminal equipment also contributed to the decrease in the cost of sales.

Selling Expenses

Broadband/Fixed Network’s selling expenses increased by EUR 560 million, or 10.5%, to EUR 5,889 million in 2006, compared to EUR 5,329 million in 2005. The increase in selling costs was primarily due to an increase in personnel costs, primarily as a result of increased accruals for retirement arrangements in connection with the personnel reduction initiatives in Germany. This increase is also due to increased marketing costs due to the introduction of the 3x3 Complete Packages and other marketing initiatives, as well as customer acquisition costs, including sales provisions, resulting from the growth in new retail DSL customers, as well as existing customers in Germany switching to different rate plans. The increases in Broadband/Fixed Network’s selling expenses in 2006 were partially offset by a reduction of costs attributable to Deutsche Telekom’s central billing department.

In 2005, Broadband/Fixed Network’s selling expenses increased by EUR 413 million, or 8.4%, to EUR 5,329 million, compared to EUR 4,916 million in 2004. This increase was primarily due to an increase in Broadband/Fixed Network’s personnel costs, which was primarily related to an increase in costs related to the Broadband/Fixed Network restructuring plans in Germany, including increases in accruals for employee severance payments. Additionally, selling expenses increased as a result of increased customer acquisition costs, expenses related to marketing campaigns in 2005 for combined DSL packages, and increased advertising for entertainment services like Musicload and the ElectronicScout24. The increases in Broadband/Fixed Network’s selling expenses in 2005 were partially offset by a reduction of costs related to Deutsche Telekom’s central billing department.

General and Administrative Expenses

General and administrative expenses increased by EUR 20 million, or 1.1%, to EUR 1,894 million in 2006, compared to EUR 1,874 million in 2005. The increase in general and administrative expenses was primarily due an increase in personnel costs, primarily as a result of increased accruals for retirement arrangements in connection with the personnel reduction initiatives in Germany, and increased costs related to IT-infrastructure.

In 2005, general and administrative expenses increased by EUR 395 million, or 26.7%, to EUR 1,874 million, compared to EUR 1,479 million in 2004, primarily as a result of increased training costs for apprentices and other social costs related to employees. In addition, general and administrative expenses increased, due to the transfer of financial accounting functions from Group Headquarters and Shared Services to Broadband/Fixed Network during 2004.

Other Operating Expenses

Other operating expenses amounted to EUR 85 million in 2006, representing a decrease of EUR 68 million, or 44.4%, compared to EUR 153 million in 2005. This decrease was primarily the result of decreased legal costs, and a decrease in expenses related to accruals for legal risks related to certain legal proceedings, as well as a decrease in the costs associated with the handicapped assistance program that allows the hearing impaired to communicate over the telephone.

In 2005, other operating expenses amounted to EUR 153 million, representing a decrease of EUR 246 million, or 61.7%, compared to EUR 399 million in 2004. This decrease was primarily the result of goodwill impairment and, to a lesser extent, miscellaneous non-recurring costs.

Depreciation, Amortization and Impairment Losses

Depreciation, amortization and impairment losses at Broadband/Fixed Network decreased by EUR 165 million, or 4.1%, to EUR 3,869 million in 2006, from EUR 4,034 million in 2005. This decrease was primarily related to lower depreciation and amortization associated with Broadband/Fixed Network’s fixed-line network, which were primarily due to the increasing number of assets that had been fully depreciated.

In 2005, depreciation, amortization and impairment losses decreased by EUR 365 million, or 8.3%, to EUR 4,034 million, from EUR 4,399 million in 2004. This decrease was primarily related to lower depreciation and amortization associated with Broadband/Fixed Network’s fixed-line network, which were primarily due to the increasing volume of assets that had been fully depreciated. To a lesser extent, the decrease was also related to non-recurring goodwill impairment costs for Slovak Telekom.

Personnel Costs

Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits. Personnel costs increased by EUR 845 million, or 14.6%, to EUR 6,627 million in 2006, compared to EUR 5,782 million in 2005, primarily as a result of increased accruals for retirement arrangements and severance payments in connection with the personnel reduction initiative, as well as a negotiated payment for wages and salaries. These increases were partially offset by decreases in personnel costs, as a result of reduced headcount.

In 2005, personnel costs increased by EUR 575 million, or 11.0%, to EUR 5,782 million, from EUR 5,207 million in 2004, primarily as a result of an increase in accruals in 2005 for employee severance payments in subsequent years, increases in wages and salaries, as well as higher personnel costs resulting from the transfer of financial accounting functions from Group Headquarters and Shared Services to Broadband/Fixed Network during 2004. Although Broadband/Fixed Network reduced its total headcount in 2005, personnel costs also increased, in part, as a result of increased personnel requirements in portions of the business, such as those relating to an increase in the number of T-Punkt outlets in Germany. These developments contributed to an overall increase in average salaries in Germany. These increases were partially offset by decreases in personnel costs in Broadband/Fixed Network’s Eastern European subsidiaries, as a result of reduced headcounts.

Capital Expenditures

Broadband/Fixed Network capital expenditures increased in 2006, compared to 2005. This increase was primarily due to increased investments in Germany. This was mainly attributable to the continued expansion of Broadband/Fixed Network’s new high-speed access network and the IP transmission platform in conjunction with Broadband/Fixed Network’s objective of providing new services, such as IPTV and broadband services with higher bandwidth in line with continued growth in demand for DSL. The increase in Broadband/Fixed Network capital expenditures was also due to increased investment in Eastern Europe. The increase in capital expenditures was partially offset by decreased investment in non-NGN based technologies such as PSTN and SDH transmission platforms.

Broadband/Fixed Network’s large-scale capital investment program is expected to continue through 2007 and has the goal of expanding high-speed broadband access coverage in Germany. This program will form the basis for Broadband/Fixed Network’s innovative multimedia offerings, including new services and applications.

Broadband/Fixed Network’s capital expenditures increased in 2005, compared to 2004, primarily due to increased investments in Germany. These investments were mainly related to the continued expansion of the access network in order to increase broadband penetration in Germany, as well as the SDH transmission platform and the commencement of the build-out of the high-speed access network.

Business Customers

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Net revenues	9,061	9,058	9,246	0.0	(2.0)
Intersegment revenues	3,560	3,792	3,716	(6.1)	2.0

Total revenues	12,621	12,850	12,962	(1.8)	(0.9)

Profit (loss) before income taxes	(1,055)	306	165	n.a.	85.5

The majority of customers of the Business Services and Enterprise Services business units are headquartered in Germany, although Business Customers’ principal markets also include Western, Central and Eastern Europe and, to a lesser extent, North and South America, Asia and South Africa. In 2006, domestic operations contributed 83.4% of Business Customers’ total revenues, compared to 86.2% in 2005 and 86.6% in 2004.

Net Revenues

Business Customers’ net revenues (total revenues excluding intersegment revenues) amounted to EUR 9,061 million in 2006 and were nearly flat compared to EUR 9,058 million in 2005. This was a result of higher net revenues from Enterprise Services due in large part to the acquisition of gedas as of March 31, 2006, offset by a decrease in revenues from telecommunications services provided by Enterprise Services and Business Services due to decreases in price and volume. The contribution of gedas in 2006 to net revenues amounted to EUR 495 million.

Business Customers’ net revenues amounted to EUR 9,058 million in 2005, a decrease of 2.0% compared to 2004 (EUR 9,246 million). This decrease was a result of lower net revenues from Enterprise Services and Business Services, primarily caused by decreases in price and volume. Net revenues decreased at Enterprise Services, primarily as a result of the decrease in Systems Integration and Computing & Desktop Services (CDS) net revenues. This decrease was partially offset by a slight increase in Telecommunications net revenues. Net revenues from Business Services decreased, mainly due to decreased revenues from traditional voice services.

Total Revenues

Business Customers’ total revenues include both net revenues from external customers and revenues from our other SBAs and affiliates. In addition to providing data processing, other information technology services, such as the provision of computer center services, desktop services and application services to third parties, T-Systems is the primary provider of such services to the Deutsche Telekom group.

Business Customers’ total revenues amounted to EUR 12,621 million in 2006, a decrease of EUR 229 million, or 1.8%, as compared with EUR 12,850 million in 2005. Enterprise Services’ total revenues decreased by EUR 85 million, or 1.0% and Business Services’ total revenues decreased by EUR 144 million, or 3.2%, compared to 2005. The decrease in total revenues primarily was a result of lower total revenues from telecommunications services as a result of pricing pressure and lower volumes. In addition, revenues from CDS declined due to lower intersegment revenues. The decrease in total revenues was offset, in part, as a result of the acquisition of gedas on March 31, 2006, which contributed EUR 508 million to the total revenues of Enterprise Services for 2006.

Business Customers’ total revenues amounted to EUR 12,850 million in 2005, which was slightly lower than in 2004 (EUR 12,962 million). Enterprise Services’ total revenues increased by EUR 122 million, or 1.5%, which partially offset a EUR 234 million, or 5.0%, decline in total revenues from Business Services, both compared to 2004.

Intersegment revenues amounted to EUR 3,560 million in 2006, representing a decrease of 6.1%, compared to EUR 3,792 million in 2005. Intersegment revenues in 2006 included a decrease at Enterprise Services and Business Services, which was primarily attributable to price reductions within the group and a volume decrease relating to a reduction in staff within the group.

Intersegment revenues amounted to EUR 3,792 million in 2005, a modest increase, compared to EUR 3,716 million in 2004. This increase was a result of a EUR 250 million increase in intersegment revenues attributable to Enterprise Services, in particular to the computing and desktop area. However, this increase was partially offset by a decrease amounting to EUR 174 million, with respect to Business Services, which was primarily attributable to price reductions within the group.

Approximately 28.2% of Business Customers’ total revenues in 2006 were attributable to intersegment revenues, compared to 29.5% in 2005 and 28.7% in 2004. In 2006, 40.2% of Enterprise Services’ total revenues, and 5.3% of Business Services’ total revenues, were from other companies within the group, compared to 42.4% and 5.3%, respectively, in 2005, and 40.1% and 8.8%, respectively, in 2004.

Business Customers’ domestic revenues amounted to EUR 10,529 million in 2006, a decrease of EUR 551 million, or 5.0%, as compared with EUR 11,080 million in 2005. This decrease was a result of the intense competition in Germany. Business Customers’ international revenues amounted to EUR 2,092 million in 2006, an increase of EUR 322 million, or 18.2%, as compared with EUR 1,770 million in 2005. This increase was primarily the result of the internationalization strategy of T-Systems and the acquisition of gedas.

Business Customers’ domestic revenues amounted to EUR 11,080 million in 2005, a decrease of EUR 148 million, or 1.3%, as compared with EUR 11,228 million in 2004. This decrease was a result of the intense competition in Germany. Business Customers’ international revenues amounted to EUR 1,770 million in 2005, an increase of EUR 37 million, or 2.1%, as compared with EUR 1,733 million in 2004. This increase was a result of the internationalization strategy of T-Systems, started at the end of 2005.

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Computing & Desktop Services	4,554	4,685	4,590	(2.8)	2.1
Systems Integration	1,783	1,600	1,658	11.4	(3.5)
Telecommunications	1,948	2,085	2,000	(6.6)	4.3

Total Enterprise Services revenues	8,285	8,370	8,248	(1.0)	1.5
Total Business Services revenues	4,336	4,480	4,714	(3.2)	(5.0)

Total revenues	12,621	12,850	12,962	(1.8)	(0.9)

Enterprise Services

Enterprise Services’ total revenues are primarily derived from information technology services and telecommunications products and services provided to T-Systems’ multinational customers. Enterprise Services’ total revenues are comprised of products and services offered by Computing and Desktop Services, Systems Integration and Telecommunications Services.

Computing & Desktop Services

Computing & Desktop Services revenues are comprised of revenues from: Desktop Services & Solutions, which delivers, operates and maintains desktop systems for customers; Computing Services & Solutions, which operates customers’ data centers and manages customer servers, systems, databases and applications; and Business Process Outsourcing, which supports customers’ business processes with end-to-end responsibility for entire processes. The Deutsche Telekom group was CDS’ largest customer in 2006, 2005 and 2004.

CDS’ total revenues decreased by EUR 131 million 2006, or 2.8%, to EUR 4,554 million, compared to EUR 4,685 million in 2005. External revenues were 51.7% of CDS’ total revenues in 2006, compared to 48.6% in 2005 and 51.0% in 2004. Lower revenues from PC workstation-related services within the group resulted in a decrease in total revenues at CDS due to a decrease in prices resulting from cost cutting measures and a decrease in volume resulting from a decrease in personnel. Total external revenues of CDS increased as a result of new contracts with existing and new customers.

CDS’ total revenues increased by EUR 95 million in 2005, or 2.1%, to EUR 4,685 million, compared to EUR 4,590 million in 2004. The increase in CDS’ total revenues primarily resulted from an increase in intersegment revenues, due to the expansion of existing projects and the acquisition of new projects.

Systems Integration

Systems Integration receives revenues from providing advice and assistance for an enterprise’s entire “plan-build-run” lifecycle. Revenues from Detecon are also reported under Systems Integration. Systems Integration total revenues increased by EUR 183 million in 2006, or 11.4%, to EUR 1,783 million, compared to EUR 1,600 million in 2005. This increase was primarily the result of the consolidation of gedas beginning in the second quarter, which offset a decrease in revenues as a result of an industry price decline due to increasing competition and consolidation. In 2006, external revenues were 60.0% of Systems Integration’s total revenues, compared to 54.1% in 2005.

Systems Integration total revenues decreased by EUR 58 million in 2005, or 3.5%, to EUR 1,600 million, compared to EUR 1,658 million in 2004. This decrease was primarily the result of a decrease in net revenues, due to a fall in prices, despite an increased utilization rate. In 2005, external revenues were 54.1% of Systems Integration’s total revenues, compared to 56.6% in 2004.

Telecommunications

Telecommunications revenues consist of sales of telecommunications products and services to T-Systems’ multinational business customers.

Telecommunications Services’ total revenues decreased by EUR 137 million in 2006, or 6.6%, to EUR 1,948 million, compared to EUR 2,085 million in 2005. This decrease was primarily the result of a decrease in net revenues due to a decrease in volume and prices, which was partially offset by a slight increase in intersegment revenues due to an increase in volumes. Pricing pressure is expected to continue in 2007. External revenues were 78.6% of Telecommunications Services’ total revenues in 2006, compared to 80.3% in 2005.

Telecommunications Services’ total revenues increased by EUR 85 million in 2005, or 4.3%, to EUR 2,085 million, compared to EUR 2,000 million in 2004. This increase was primarily the result of an increase in intersegment revenues, due to an increase in volumes. External revenues were 80.3% of Telecommunications Services’ total revenues in 2005, compared to 83.3% in 2004.

Business Services

Business Services revenues are primarily derived from sales of telecommunications products and services to T-Systems’ large-, medium- and small-sized business customers. Revenues from our Media & Broadcast activities are also reported under Business Services.

Business Services’ total revenues amounted to EUR 4,336 million in 2006, representing a decrease of 3.2%, compared to EUR 4,480 million in 2005. This decrease was due to reduced prices and demand for traditional voice telecommunications services. Business Services was able to partially offset this decrease by increasing its customer base and expanding its services portfolio to provide IT-related services to its existing and new customers and to increase revenues in the IP area.

Business Services’ total revenues amounted to EUR 4,480 million in 2005, representing a decrease of 5.0%, compared to EUR 4,714 million in 2004. This decrease resulted from a decrease in net revenues due to reduced prices and demand for traditional voice telecommunications services. Business Services was able to increase its customer base and expand its services portfolio to include the provision of IT-related services to its existing and new customers. However, these measures did not fully compensate for the decreases in prices and demand for traditional voice telecommunications services.

Operating Expenses

The following table provides information regarding the components of Business Customers’ operating expenses:

	For the years ended December 31,
	2006		2005		2004		2006/2005	2005/2004
	(in millions of €, except percentages)
Cost of sales	11,042	80,9%	10,329	81.0%	10,015	78.6%	6.9%	3.1%
Selling expenses	1,629	11.9%	1,505	11.8%	1,591	12.5%	8.2%	(5.4)%
General and administrative expenses	897	6.6%	798	6.3%	871	6.8%	12.4%	(8.4)%
Other operating expenses	89	0.7%	116	0.9%	261	2.1%	(23.3)%	(55.6)%

Total	13,657	100.0%	12,748	100.0%	12,738	100.0%	7.1%	0.0%

Cost of Sales

Cost of sales increased by EUR 713 million in 2006, or 6.9%, to EUR 11,042 million, compared to 2005. This increase was primarily the result of increased personnel costs relating to the acquisition of gedas and increased costs related to the personnel reduction initiative. The contribution of gedas to the cost of sales amounted to EUR 393 million in 2006.

Cost of sales increased by EUR 314 million in 2005, or 3.1%, to EUR 10,329 million, compared to 2004. This increase was primarily the result of costs related to the personnel reduction initiative and, to a lesser extent, increased personnel costs.

Selling Expenses

Selling expenses were EUR 1,629 million in 2006, representing an increase of EUR 124 million, or 8.2%, compared to 2005. This increase was primarily the result of increased personnel costs relating to the acquisition of gedas and the personnel reduction initiative, partially offset by lower marketing expenses. The contribution of gedas to selling expenses amounted to EUR 47 million in 2006.

Selling expenses were EUR 1,505 million in 2005, representing a decrease of EUR 86 million, or 5.4%, compared to 2004. As of January 1, 2005, T-Systems became responsible for the billing services for the group and as a result costs for billing services decreased. In addition, increased costs related to the personnel reduction initiative partially offset the decrease in selling expenses.

General and Administrative Expenses

General and administrative expenses were EUR 897 million in 2006, representing an increase of EUR 99 million, or 12.4%, compared to 2005. This increase was primarily the result of increased personnel costs relating to the acquisition of gedas and increased costs related to the personnel reduction initiative. The contribution of gedas to general and administrative expenses amounted to EUR 58 million in 2006.

General and administrative expenses were EUR 798 million in 2005, representing a decrease of EUR 73 million, or 8.4%, compared to 2004. This decrease was mainly attributable to the ongoing cost-efficiency program, partly offset by increased costs related to the personnel reduction initiative.

Other Operating Expenses

Other operating expenses were EUR 89 million in 2006, representing a decrease of EUR 27 million, or 23.3%, compared to 2005. This decrease was primarily the result of lower restructuring costs in 2006 compared with 2005. The contribution of gedas to other operating expenses amounted to EUR 15 million in 2006.

Other operating expenses were EUR 116 million in 2005, representing a decrease of EUR 145 million, or 55.6%, compared to 2004. This decrease was mainly attributable to lower amortization costs, partly offset by increased restructuring costs.

Personnel Costs

Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits. Personnel costs increased by EUR 653 million, or 17.7%, to EUR 4,338 million in 2006, compared to EUR 3,685 million in 2005, primarily as a result of the acquisition of gedas and increased accruals for retirement arrangements and severance payments in connection with the personnel reduction initiative, as well as an increase in wages and salaries. These increases were partially offset by decreases in personnel costs as a result of reduced headcount.

In 2005, personnel costs increased by EUR 201 million, or 5.8%, to EUR 3,685 million, from EUR 3,484 million in 2004, primarily as a result of an increase in accruals in 2005 for employee severance payments expected in subsequent years and increases in wages and salaries.

In 2006, total headcount in the Business Customers strategic business area rose 8.4% compared with the prior-year period, which is attributable to the integration of gedas. Not including gedas, total headcount decreased by 5,141, or 1.7%, compared to 2005. In 2005, the headcount in the Business Customers strategic business area rose 1.7% compared with 2004.

Group Headquarters and Shared Services

The following table presents selected financial information concerning our Group Headquarters and Shared Services segment:

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Net revenues	343	284	260	20.8	9.2
Intersegment revenues	3,331	3,221	3,266	3.4	(1.4)

Total revenues	3,674	3,505	3,526	4.8	(0.6)

Loss from operations	(2,043)	(840)	(1,441)	(143.2)	41.7

Net Revenues

In 2006, net revenues from Group Headquarters and Shared Services amounted to EUR 343 million, an increase of EUR 59 million compared to 2005. Most of the net revenues in 2006 were derived from real estate services and, to a lesser extent, from fleet services and the Vivento business lines. The increase in 2006 was mainly attributable to higher net revenues from real estate services and fleet services, due to higher revenues from sales of used vehicles.

Net revenues from Group Headquarters and Shared Services were EUR 284 million in 2005, an increase of EUR 24 million, compared to 2004. Most of the net revenues in 2005 were derived from real estate-related services and, to a lesser extent, from fleet services and the Vivento business lines. The increase in 2005 was primarily attributable to higher net revenues from fleet services due to higher revenues from sales of used vehicles, and higher revenues generated by the Vivento business lines as a result of the continued expansion of their operations.

Total Revenues

In 2006, total revenues amounted to EUR 3,674 million, which were principally derived from our real estate operations (EUR 3.1 billion), fleet services (EUR 0.3 billion) and Vivento business operations (EUR 0.4 billion). Total revenues in 2006 increased by EUR 169 million, compared to 2005. The increase was primarily attributable to higher revenues generated by the Vivento business lines due to an increase in their business activities and to fleet services as a result of a higher average number of vehicles. Total revenues from real estate activities increased slightly primarily as a result of the transfer of facility management activities from the strategic business areas to real estate services as a shared service. However, these revenue increases were partially offset by a decline in revenues for other services of the real estate group, caused by volume and price reductions as well as the change in the lease arrangements as described below.

Total revenues amounted to EUR 3,505 million in 2005, and were principally derived from our real estate-related operations (EUR 3.1 billion), fleet services (EUR 0.3 billion) and Vivento’s business operations (EUR 0.3 billion). Total revenues in 2005 declined slightly, by EUR 21 million, compared to 2004. This decrease was attributable to a decline in revenues generated in real estate services, primarily due to lower demand from our strategic business areas as a result of the use of new, market-based lease arrangements. This decline was partially offset by a slight increase in revenues from fleet services, as well as higher revenues generated by the Vivento business lines, resulting from the continued expansion of its business activities, compared to 2004.

Loss From Operations

Loss from operations amounted to EUR 2,043 million in 2006, an increase of EUR 1,203 million compared to 2005. The increase in loss from operations was mainly due to a change in German law allowing us to offer early retirement to civil servants. Therefore we incurred personnel expenses of EUR 0.5 billion (including a provision of EUR 0.4 billion) in 2006. Furthermore, in 2005, results from operations had been positively affected by a one-time reversal of provisions related to a change in German law described below regarding the governance and funding structure of the Civil Service Health Insurance Funds (EUR 0.8 billion).

Loss from operations was, to a small extent, positively influenced in 2006 by the reversal of a provision in connection with an arbitration proceeding with Deutsche Post AG, relating to a housing assistance program (Wohnungsfürsorge). For more information, see “Item 8. Financial Information—Legal Proceedings—Other Proceedings.” This positive effect was almost completely offset, however, by higher costs for marketing- and IT-related projects.

Profits from operations from real estate services and fleet services amounted to EUR 0.3 billion. The decline of EUR 0.1 billion compared to 2005 was mainly the result of an increase in provisions for voluntary redundancy payments related to real estate services. In addition, earnings related to revenue increases in the low margin facility management business and increased earnings from property sales could not offset the earnings decrease from real-estate related services as a result of volume and price reductions.

The negative impact Vivento has on the results of Group Headquarters and Shared Services was reduced in 2006. This is primarily attributable to the decrease in provisions for voluntary redundancy payments, as the severance program–related to the workforce reduction initiative–ended in 2006. Furthermore, the reduced number of Vivento staff led to a reduction in personnel costs. These positive effects were partially offset by higher expenses following the expansion of the Vivento business line activities and expenses relating to the transfer of the Telekom Direkt business unit from Vivento to the Broadband/Fixed Network strategic business area.

Loss from operations amounted to EUR 840 million in 2005, an improvement of EUR 601 million, compared to 2004. The headquarters functions and supporting services contributed significantly to this improvement, due to a reversal of provisions, as a result of a change in the German law relating to the governance and funding structure of the Civil Service Health Insurance Fund. According to the new German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorgansiation der Bundesanstalt für Post und Telekomunikation Deutsche Bundespost), which became effective on December 1, 2005, our future liability relating to the annual deficit compensation for the Civil Service Health Insurance Fund has been limited. As a result, provisions for such liabilities that had been previously established were reduced by EUR 0.8 billion. A further factor contributing to the improvement in loss from operations of Group Headquarters and Shared Services was a new allocation of costs for trainees and certain social services for civil servants. From the beginning of 2005, those costs have been allocated according to their origin among the strategic business areas and Group Headquarters and Shared Services, while previously those costs had been allocated in their entirety to group headquarters. This positive impact was partially offset by higher costs for marketing- and IT-related projects, compared to 2004. Furthermore, in 2005 costs included a one-time payment of EUR 50 million to increase our funding contribution to the non-profit foundation, Deutsche Telekom Stiftung, to EUR 100 million. No such payment was made in 2004. In 2005, the cost base also included provisions for certain personnel-related measures in connection with the personnel reduction initiative. Altogether, the net results of the effects above from the headquarters functions and supporting services to the improvement in loss from operations from Group Headquarters and Shared Services in 2005, compared to 2004, amounted to EUR 0.8 billion.

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

Vivento also had a negative impact on loss from operations in 2005. This negative impact increased slightly compared to 2004. A main factor contributing to this development was the increase in provisions for voluntary redundancy payments and other personnel-related measures as described above. Furthermore, transfer payments to Vivento declined, compared to 2004. These negative effects were partially offset by a reduction in personnel costs, due to the reduced number of Vivento staff. Compared to 2004, the average number of employees in Vivento in 2005 decreased by approximately 2,900. In addition, Vivento increased its income from temporary employment, compared to 2004.

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

Net Cash from Operating Activities

Net cash from operating activities amounted to EUR 14.2 billion in 2006, compared with EUR 15.0 billion in 2005. This decrease is predominantly due to the decline in profit from operations, offset, in part, by lower net interest payments and changes in working capital.

Net cash from operating activities amounted to EUR 15.0 billion in 2005, a decrease of EUR 1.7 billion, compared with 2004. In addition to a change in working capital, this decrease was mainly attributable to increased tax payments (EUR 1.2 billion). This was partially offset by decreased net interest payments, due to reduced debt obligations.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled EUR 14.3 billion in 2006 as compared with EUR 10.1 billion in 2005. This increase was mainly caused by cash outflows for intangible assets which increased by EUR 2.8 billion and related primarily to the purchase of FCC licenses at T-Mobile USA for EUR 3.3 billion. In addition, cash inflows from non-current financial assets (disposal of shares) decreased by EUR 1.4 billion. Cash inflows of EUR 0.2 billion were recorded in 2006 from the prior sale of shares of Celcom, whereas cash inflows of EUR 1.6 billion were recorded in 2005 from the sale of shares in MTS, comdirect bank, Intelsat and DeASat.

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

Significant Investing Events

Year Ended 2006

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Acquisition of tele.ring	(1.3)
Business Customers	Acquisition of gedas	(0.3)
Broadband/Fixed Network	Acquisition of additional MakTel shares	(0.1)
Mobile Communications	Acquisition of additional PTC shares(1)	(0.6)
GHS	Sales of real estate	0.4
Mobile Communications	FCC-Licences (T-Mobile USA)	(3.3)
GHS	Additional payment for prior sale of shares in Celcom (2003)	0.2

(1)	Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by a Vienna arbitration tribunal. For more information on PTC, see “Item 8. Financial Information—Legal Proceedings” and “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

Year Ended 2005

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Sale of shares in MTS	1.2
Broadband/Fixed Network	Sale of shares in comdirect	0.2
GHS	Sale of shares in Intelsat	0.1
GHS	Acquisition of shares in T-Online	(1.8)
Mobile Communications	Acquisition of network and licenses in United States	(2.1)
Broadband/Fixed Network	Acquisition of Telekom Montenegro	(0.1)

Year Ended 2004

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Sale of shares in MTS	1.3
GHS	Sale of shares in SES	0.6
Broadband/Fixed Network	Acquisition of EuroTel Bratislava a.s.	(0.3)
Broadband/Fixed Network	Acquisition of Scout24	(0.2)
Broadband/Fixed Network	Acquisition of Stonebridge	(0.1)

(1)	Represents gross amounts paid or received for entities acquired or sold, excluding the effects of cash and cash equivalents held by the entity acquired or sold.

Net Cash Used in Financing Activities

Net cash used in financing activities amounted to EUR 2.1 billion in 2006, compared with EUR 8.0 billion in 2005. This decrease is mainly attributable to an increase in proceeds from the issuance of financial liabilities of EUR 1.4 billion and a reduction in repayments of current and non-current financial liabilities of EUR 5.5 billion, offset, in part, by an increase in dividend payments of EUR 0.3 billion and the share buy-back (EUR 0.7 billion) in connection with the merger of T-Online International AG into Deutsche Telekom AG.

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

Significant Financing Events

Year ended 2006

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(5.3)
GHS	Issuances of medium- and long-term debt	7.9
GHS	Repayments of medium- and long-term debt	(0.5)
GHS	Payment of dividends to Deutsche Telekom AG shareholders and minority interest shareholders	(3.2)
GHS	Share buyback following the merger of T-Online International AG into Deutsche Telekom AG	(0.7)

Year ended 2005

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(9.4)
GHS	Issuances of medium- and long-term debt	4.9
GHS	Repayments of medium- and long-term debt	(0.4)
GHS	Payment of dividends to Deutsche Telekom AG shareholders and minority interest shareholders	(2.9)

Year ended 2004

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(13.0)
GHS	Issuance of medium- and long-term debt	1.3
GHS	Repayments of medium- and long-term debt	(0.5)
GHS	Payment of dividends to minority interest shareholders	(0.4)

Capital Resources

The following table summarizes our total financial liabilities as of December 31, 2006, and December 31, 2005:

	As of December 31, 2006	As of December 31, 2005	Change	% Change
	(millions of €, except where indicated)
Bonds	36,288	37,255	(967)	(2.6)
Liabilities to banks	2,348	2,227	121	5.4
Promissory notes	680	645	35	5.4
Liabilities from derivatives	562	678	(116)	(17.1)
Lease liabilities	2,293	2,373	(80)	(3.4)
Liabilities arising from ABS transactions	1,139	1,363	(224)	(16.4)
Other financial liabilities	3,172	2,180	992	45.5

Total	46,482	46,721	(239)	(0.5)

Total financial liabilities decreased as of December 31, 2006, as compared with December 31, 2005, primarily as a result of principal repayments at maturity and conversion of the mandatory convertible bond of EUR 7.5 billion, offset, in part, by the issuance of a EUR 1.5 billion bond and a USD 2.5 billion (EUR 2.1 billion) bond, the issuance of medium-term notes of EUR 3.3 billion and GBP 0.3 billion (EUR 0.4 billion), and a loan of HUF 47.4 billion (EUR 0.2 billion) from the European Investment Bank (EIB). Additionally, our total financial liabilities decreased, due to foreign-exchange effects, which amounted to EUR 0.8 billion. The material terms of the liabilities issued in 2006 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in billions of €)
Fixed-Rate Bond	1.50	October 25, 2013	4.50%
Fixed-Rate Bond	0.41	March 23, 2011	5.38%
Fixed-Rate Bond	0.83	March 23, 2016	5.75%
Floating Rate Bond	0.83	March 23, 2009	USDL3M+0.18%
Medium-Term Note	0.50	June 27, 2008	Euribor3M+0.10%
Medium-Term Note	0.50	February 02, 2009	3.00%
Medium-Term Note	0.50	August 17, 2009	Euribor3M+0.20%
Medium-Term Note	0.02	August 25, 2009	Euribor3M+0.19%
Medium-Term Note	0.75	April 13, 2011	4.00%
Medium-Term Note	0.50	May 23, 2012	Euribor3M+0.44%
Medium-Term Note	0.50	May 31, 2016	4.75%
Medium-Term Note	0.37	July 19, 2013	5.63%
EIB Loan	0.19	January 31, 2013	Bubor3M+0.10%

Cash and cash equivalents at December 31, 2006 decreased by EUR 2,210 million, or 44.4%, to EUR 2,765 million, compared to EUR 4,975 million at December 31, 2005, primarily as a result of investments in intangible assets, property, plant and equipment and long-term financial assets (EUR 12.4 billion), the purchase of tele.ring, gedas, PTC and some minor subsidiaries (EUR 2.3 billion), a share-buyback relating to the T-Online merger (EUR 0.7 billion), and the payment of dividends for the 2005 fiscal year (EUR 3.2 billion), partially offset by the net issuance of financial liabilities (EUR 2.0 billion), and our cash flows from operations (EUR 14.2 billion). For further information concerning the development of our debt and liquid assets, see notes (17) and (25) to our consolidated financial statements.

At December 31, 2006, the Federal Republic was the guarantor of EUR 2.0 billion of our liabilities. For further details, see “Item 7. Major Shareholders and Related Party Transactions.”

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and commercial paper issued in various jurisdictions and in various currencies, and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2007.

For a discussion of funding and treasury policies, see note (43) to our consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Credit Ratings

Deutsche Telekom’s long-term corporate credit rating by Fitch Ratings limited, Standard & Poor’s Ratings Services and Moody’s Investors Service was A-/A3/A- with a stable outlook during the reporting period. On September 11, 2006, Standard & Poor’s Ratings Services changed the outlook on its long-term corporate credit rating on Deutsche Telekom AG to negative from stable.

Definitions of the rating agencies are as follows:

Fitch:

Fitch Ratings has twelve generic long-term ratings, ranging from AAA to D. The A rating is the third highest of the generic ratings. According to Fitch Ratings RatingsDeliveryService Overview, single “A” ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than for higher ratings. The suffixes “+” or “–” may be appended to a rating to denote relative status within the major rating categories. Such suffixes are not added to the “AAA” long-term rating category or to categories below “CCC.”

Moody’s:

Moody’s has nine generic long-term debt ratings, ranging from Aaa to C. The A rating is the third highest of the generic ratings. According to Moody’s Global Rating Guide, obligations rated A are considered upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Standard & Poor’s:

Standard & Poor’s has eleven generic long-term issuer credit ratings, ranging from AAA to SD or D. The A issuer rating is the third highest of the generic ratings. An obligor rated “A” has STRONG capacity to meet its financial commitments, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

Plus (+) or minus (–): the ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Step-up Provisions

A lowering of our long-term senior unsecured debt ratings below A3 by Moody’s and A- by Standard & Poor’s would result in a 50 basis point increase in interest rates due to step-up provisions on bonds with an aggregate principal amount of approximately EUR 9.7 billion at December 31, 2006. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 48.5 million per annum.

A lowering of our long-term senior unsecured debt ratings below Baa1 by Moody’s and BBB+ by Standard & Poor’s would result in a 50 basis point increase in interest rates due to step-up provisions on bonds and medium-term notes with an aggregate principal amount of approximately EUR 6.9 billion at December 31, 2006. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 34.3 million per annum.

Lines of Credit

On December 31, 2006, our bilateral lines of credit consisted of standardized contracts with 29 highly reputable banks, totalling EUR 17.4 billion. As of December 31, 2006, there were borrowings of EUR 6.5 million outstanding under these agreements. We currently pay a commitment fee of 0.075% (2005: 0.075%) for credit lines not drawn and Euribor + 0.15% (2005: + 0.15%) for credit lines drawn. The terms and conditions depend on our credit rating. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. Our bilateral lines of credit do not include any financial covenants or material adverse change clauses.

Capital Expenditures and Investments

The following table provides information concerning our capital expenditures, investments in subsidiaries and non-current financial assets as well as proceeds from the sale of non-current assets and investments.

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Capital expenditures	11,806	9,269	6,410	27.4	44.6
Investments in subsidiaries and non-financial assets	2,889	2,655	1,353	8.8	96.2
Proceeds from sales of non-current assets and investments	(795)	(2,014)	(2,698)	60.5	25.4
Other	378	148	(564)	n.m.	n.m.

Net cash used in investing activities	14,278	10,058	4,501	42.0	n.m.

n.m.—not meaningful

Capital Expenditures

The following table provides information about our capital expenditures by strategic business area for the periods presented.

	For the years ended December 31,
	2006	2005	2004	2006/2005	2005/2004
	(millions of €)			(% change)
Mobile Communications	7,247	5,603	2,122	29.3	n.m.
Broadband/Fixed Network	3,284	2,481	3,078	32.4	(19.4)
Business Customers	772	775	757	(0.4)	2.4
Group Headquarters and Shared Services	483	456	518	5.9	(12.0)
Reconciliation	20	(46)	(65)	n.m.	29.2

Total capital expenditures(1)	11,806	9,269	6,410	27.4	44.6

n.m.—not meaningful

(1)	Capital expenditures determined on a cash flow basis.

The increase in total capital expenditures in 2006, compared to 2005, mainly relate to higher levels of capital expenditures in 2005 consisting primarily of the purchase of networks in California and Nevada. Capital expenditures in 2006 primarily included investment activities relating to payments in connection with Auction 66 mobile communications licenses in the United States and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area.

Capital expenditures increased significantly in 2005, by EUR 2,859 million, compared with 2004. This increase was mainly attributable to the purchase of Cingular’s mobile telecommunications networks in California and Nevada as part of the winding up of the joint venture, GSM Facilities, and the purchase of additional spectrum by T-Mobile USA, for an aggregate purchase price of EUR 2,078 million. At our Broadband/Fixed Network strategic business area, capital expenditures, mainly related to the modernization of the fixed-line network and investments in DSL technology, totaled EUR 2,481 million. The further expansion of the mobile telecommunications network was a major part of the investments at the Mobile Communications strategic business area, with a total investment of EUR 5,603 million.

In 2007, we plan to invest approximately EUR 8 billion in property, plant and equipment and intangible assets (excluding goodwill).

Our capital expenditure activities in 2007 will continue to focus on our mobile communications business. In Europe, key areas will include improvements in the quality of the existing GSM networks and the further expansion of our 3G/UMTS networks. In the United States, we are enhancing network quality and network coverage and the rapid roll-out and launch of 3G mobile communications networks in order to ensure growth in customer numbers and revenues. Capital expenditures in our mobile communications strategic business area are expected to be EUR 4 billion in 2007.

In the Broadband/Fixed Network business we want to further establish our triple-play products. A major element of this strategy will be the expansion of our high-speed Internet infrastructure, provided that such an investment is economically viable in the regulatory environment in the medium term. In addition to the VDSL roll-out, investments in 2007 will focus on expanding the DSL and IP network and on maintaining and extending the existing network infrastructure. Capital expenditures in the Broadband/Fixed Network strategic business area are expected to be EUR 3 billion in 2007.

Capital expenditures of the Business Services business unit will be guided by the technical integration of the IT environment and the introduction of value-added services. The Enterprise Services business unit is planning to increase capital expenditures, particularly through the assumption of assets in conjunction with business process outsourcing. The total capital expenditures in the Business Customers strategic business area are expected to be EUR 1 billion in 2007.

Investments

Investments in subsidiaries and non-current financial assets amounted to EUR 2.9 billion in 2006, an increase of EUR 0.2 billion, compared with 2005. The investments in subsidaries were mainly relating to the acquisition of tele.ring, gedas and to the acquisition of additional shares in PTC (an aggregate of EUR 2.1 billion relating to these acquisitions). Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by a Vienna arbitration tribunal. For more information on PTC, see “Item 8. Financial Information—Legal Proceedings” and “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

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

Contractual Cash Obligations

The following table summarizes our financial liabilities, as well as our obligations and commitments to make future payments under contracts, as of December 31, 2006:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Interest-bearing liabilities(1)	43,121	4,462	9,330	11,120	18,209
of which: bonds	36,288	3,596	8,591	9,252	14,849
of which: liabilities to banks	2,348	295	404	784	865
of which: capital lease obligations	2,293	213	235	185	1,660
Other financial liabilities	3,361	3,221	89	12	39

Total financial liabilities	46,482	7,683	9,419	11,132	18,248

Obligations arising from rental agreements and leases, including non-cancelable operating leases	20,247	2,158	3,643	2,695	11,751
Present value of payments to special pension fund	8,300	850	1,556	1,357	4,537
Purchase commitments and similar obligations	3,501	2,602	577	315	7
Purchase commitments for interest in other companies	94	90	0	0	4
Miscellaneous other obligations	125	68	41	16	0

Total financial obligations	32,267	5,768	5,817	4,383	16,299

Total contractual obligations	78,749	13,451	15,236	15,515	34,547

(1)	Future interest payments relating to bonds and liabilities to banks are as follows: EUR 2,296 million, 1-3 years: EUR 3,803 million, 3-5 years: EUR 2,992 million, more than 5 years: EUR 8,511 million. Capital lease obligations are shown at present value and exclude interest payments as follows: less than 1 year: EUR 131 million, 1-3 years: EUR 235 million, 3-5 years: EUR 212 million, more than 5 years: EUR 763 million.

For more information regarding our long-term debt, see “—Capital Resources” and note (25) to the consolidated financial statements.

The year-on-year decrease of EUR 88 million in obligations arising from rental agreements and leases, including non-cancelable operating leases, is primarily the result of negative exchange rate effects relating to the U.S. dollar, even though additional leasing obligations were entered into at T-Mobile USA relating to telecommunications networks.

The present value of payments we must make to the special pension fund or its successor(s), pursuant to the provisions for pensions and other employee benefits, amounted to EUR 8,300 million at December 31, 2006. For more information, see note (29) to the consolidated financial statements.

Purchase commitments as of December 31, 2006 primarily include obligations relating to inventories EUR 2,988 million, and obligations to acquire property, plant and equipment (EUR 432 million).

The decrease in purchase commitments for interests in other companies in 2006 (EUR 93 million) compared to 2005 (EUR 1,802 million) relates mainly to the completion of the acquisitions of tele.ring (EUR 1.3 billion) and gedas (EUR 0.4 billion).

We also expect to make payments relating to pension obligations amounting to EUR 263 million in 2007, EUR 278 million in 2008, EUR 293 million in 2009, EUR 297 million in 2010, EUR 304 million in 2011, and an aggregate of EUR 1,511 million in 2012-2016. These expected payments are not included in the total contractual obligations included in the table above and do not include payments expected to be made after 2016. For more information, see note (29) to the consolidated financial statements.

Contingencies

The following table summarizes our contingent liabilities relating to lawsuits and other proceedings, contingent liabilities relating to guarantees and bills issued and other contingent liabilities, as of December 31, 2006:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Contingent liabilities relating to lawsuits and other proceedings	178	32	144	2	0
Contingent liabilities relating to guarantees and bills issued	0	0	0	0	0
Other contingent liabilities	6	6	0	0	0

Total	184	38	144	2	0

Other Contingent Obligations

On May 3, 1999, Western Wireless Corporation (“Western Wireless”), distributed its entire 80.1% interest in T-Mobile USA’s (formerly VoiceStream) common shares to its stockholders. Prior to this “spin-off,” Western Wireless obtained a favorable ruling from the U.S. Internal Revenue Service, indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a “prohibited plan,” that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA’s stock. Acquisitions of 50% or more of T-Mobile USA’s stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a “prohibited plan.” T-Mobile USA has agreed to indemnify Western Wireless (which was acquired by ALLTEL Corporation in 2005) on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of gain that Western Wireless could recognize would be equal to the difference between the fair market value of T-Mobile USA common shares at the time of the spin-off and Western Wireless’ adjusted tax basis in such shares at the time. The estimated range of possible liability, not including interest and penalties, if any, is from zero to USD 400 million.

In 2002, T-Mobile Deutschland and four other investors concluded U.S. Qualified Technical Equipment Leases for goods in the area of mobile telephony/cellular phone networks with an aggregate value of USD 837 million. The leases involve significant parts of the cellular phone network, including software. T-Mobile Deutschland has leased the goods to a U.S. trust through a long-term lease agreement with a 30-year term. Simultaneously, with the conclusion of the long-term lease agreement, the U.S. trust leased the goods back to T-Mobile Deutschland for a term of approximately 16 years. Except for extending an option to purchase, the lease between the U.S. trust and T-Mobile Deutschland provides arrangements for insurance, maintenance, operation, subleasing and other provisions. All T-Mobile Deutschland obligations based on U.S. lease agreements are guaranteed by Deutsche Telekom AG. This guarantee applies to operative duties (operation, maintenance, insurance, alterations) and payment obligations (including recourse in the event of any claims arising out of a letter of credit provided in connection with this arrangement). The guarantee given is limited in term and subject to certain thresholds and conditions.

Toll Collect

As previously reported, our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. We and DaimlerChrysler Services have agreed to indemnify Cofiroute against certain financial obligations in excess of EUR 70 million.

Commencement of operations of the toll collection system was originally planned for August 31, 2003. On February 29, 2004, the parties agreed to begin operations with on board units with slightly less than full technical performance no later than January 1, 2005 (Phase 1), which obligation was satisfied. On January 1, 2006, following issuance of the preliminary operating permit, the toll collection system began to operate with full technical performance as specified in the operating agreement (Phase 2). To date, Toll Collect has not received the final operating permit as the parties are not in agreement with respect to certain contractual requirements relating to the grant of the operating permit. The operating agreement can be terminated by the Federal Republic if the final operating permit has not been granted within one year following issuance of the preliminary operating permit. Therefore, the Federal Republic may claim that it is entitled to terminate the operating agreement. Such right to terminate expires within six months. We have not received any indication that the Federal Republic intends to terminate the operating agreement. However, in December 2006, Toll Collect initiated an arbitration proceeding seeking a determination that the Federal Republic’s basis for denying the issuance of the final operating permit is unfounded and claiming that additional remuneration is due to Toll Collect in accordance with the operating agreement.

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

Although the Toll Collect project had commenced Phase 1 operations on January 1, 2005, such commencement of operations was initially scheduled for August 31, 2003. On December 2, 2003, the Toll Collect partners paid, under protest, contractual-related penalties relating to the purported delay in the amount of EUR 250,000 per day until March 2, 2004, and EUR 500,000 per day thereafter until and including December 31, 2004. Upon commencement of Phase 1 operations on January 1, 2005, Toll Collect began receiving remuneration from the Federal Republic as stipulated by the operating agreement, which amounted to 95% of the originally agreed upon fees less certain offset payments claimed by the Federal Republic. Although the current agreement provides for offset in certain circumstances, such offset payments are limited during Phase 1, but are not limited during Phase 2. Accordingly, significant offset payments claimed by the Federal Republic could have a material adverse effect on revenues generated by Toll Collect, and, in certain circumstances, we, along with our partners, might be required to provide additional funds to Toll Collect pursuant to an Equity Maintenance Undertaking, which is an obligation of the partners (through August 31, 2015, the termination date of the operating agreement or earlier if the operating agreement is terminated sooner) contained in the operating agreement to contribute, on a joint and several basis, funds necessary to maintain a minimum equity of 15% of total assets of Toll Collect. Beginning in July 2006, the Federal Republic reduced monthly payments to Toll Collect by EUR 8 million on a partial offset against amounts claimed by the Federal Republic in the arbitration proceedings described below.

As of December 31, 2006, Toll Collect generated total revenues of EUR 517 million and net income of EUR 23 million, compared with revenues of EUR 522 million and a net loss of EUR 168 million in 2005. Toll Collect’s current assets, non-current assets, current liabilities, non-current liabilities, and shareholders’ equity for the year ended December 31, 2006, were EUR 502 million, EUR 391 million, EUR 416 million, EUR 461 million and EUR 8 million, respectively. We have guaranteed bank loans of Toll Collect in the amount of EUR 230 million. For more information, see note (50)(f) of the notes to the consolidated financial statements.

The Federal Republic has initiated arbitration proceedings against DaimlerChrysler Services, Deutsche Telekom AG and the consortium. The Federal Republic is claiming damages resulting from the delay in the commencement of operations and contractual penalties in an aggregate amount of approximately EUR 5.2 billion plus interest. We filed our defense statement on June 30, 2006. Although the outcome of arbitration proceedings is difficult to predict, we believe that these claims are unsustainable and we are contesting the Federal Republic’s claims vigorously.

RECONCILING DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Our results are reported under IFRS as adopted by the European Union and differ from our results under U.S. GAAP. A more detailed discussion and quantification of significant differences between IFRS and U.S. GAAP applicable to our consolidated financial statements may be found in note (50) to our consolidated financial statements contained in this Annual Report. The differences between IFRS and U.S. GAAP that have a significant impact on net profit and shareholders’ equity are summarized below. Other differences may arise in future years, resulting from new transactions or the adoption of new accounting standards.

Purchase Business Combinations

IFRS and U.S. GAAP determinations of total purchase consideration in purchase business combinations have resulted in differences in the initial valuation of goodwill and other intangible and tangible assets. As allowed under IFRS 1, we have elected not to apply IFRS 3, “Business Combinations”, to business combinations that occurred prior to the date of the transition to IFRS (January 1, 2003). As a result, our opening consolidated balance sheet under IFRS generally reflects the assets and liabilities acquired from prior business combinations as they were recognized under German GAAP. Purchase price differences between IFRS and U.S. GAAP have been generated from business combinations consummated prior to January 1, 2003, due to differences in the valuation of shares and stock options issued (including subsidiary shares issued in a business combination), treatment of transaction costs as part of the purchase consideration, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid, as well as the date at which an acquisition is considered consummated.

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

There are differences between IFRS and U.S. GAAP in accounting for business combinations achieved in stages. For a discussion of these differences see item 18.

Goodwill Impairment

Under both IFRS and U.S. GAAP, goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. Because differences exist in the carrying amounts of cash generating units (under IFRS) and reporting units (under U.S. GAAP) in the impairment test models and in the carrying amounts of goodwill, differences arise in recognition and amount of impairment charges. Furthermore, goodwill recognized in business combinations in periods prior to the first-time adoption of IFRS has been recorded in the opening IFRS balance sheet at the carryover values determined on the basis of German GAAP.

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

U.S. GAAP requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level: In the first step, the fair value of the reporting unit is compared to its book value, including goodwill and intangible assets. In the case that the fair value of the reporting unit is less than its book value, a second step is performed, under which the implied fair value of goodwill of the reporting unit is compared to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined based on the differences between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit, as of the impairment date.

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

Under IFRS, we expense construction period site rental costs and have elected to expense finance charges on debt related to construction period capital expenditures. Under U.S. GAAP, construction period site rental costs and finance charges on qualifying capital expenditures during the construction period are capitalized and subsequently depreciated or amortized over the expected period of use of the assets. We adopted EITF 05-3 (“EITF 05-3”), Accounting for Rental Costs Incurred during the Construction Period, with effect from January 1, 2006 and no longer capitalize rental costs incurred during the construction period. For periods prior to the adoption of EITF 05-3, we capitalize rental costs during the construction period and continued to amortize those costs over the depreciable life of the assets.

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

Pensions

In 2006, Deutsche Telekom changed its accounting policy concerning provisions for pensions and adopted the third option available under IAS 19.93A. As well, Deutsche Telekom adopted SFAS 158 in 2006 under U.S. GAAP in accounting for pensions. For details regarding these changes see the paragraph “Changes in accounting policies” on page F-30 for IFRS, respectively paragraph “(d) Pensions and similar obligations” on pages F-122 and F-123 for U.S. GAAP.

Under IFRS, actuarial gains and losses are recognized in retained earnings. Under U.S. GAAP, actuarial gains and losses are recognized in other comprehensive income.

Under IFRS, actuarial gains are not transferred (“recycled”) to net income. Under U.S. GAAP, actuarial gains and losses are transferred (“recycled”) to net income: amortization of actuarial gains or losses are included in net income under U.S. GAAP if, as of the beginning of the year, the unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the minimum amortization is that excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Under IFRS, past service costs are recognized as an expense on a straight-line basis over the average period until the benefits becomed vested. To the extend that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, Deutsche Telekom recognizes past service costs immediately. Under U.S. GAAP, the funded status is recognized on the balance sheet; therefore prior service costs are recognized immediately increasing pension liability and decreasing other comprehensive income.

Interest Step-Up/Step-Down Provisions

Certain of our bonds and other debt contain step-up provisions whereby the interest rates are increased or decreased when our credit rating is upgraded above or downgraded below certain levels. Under IFRS, when we change our estimated interest payments as a result of a step-up or step-down in interest rates, we adjust the carrying value of the debt to reflect the impact of the revised cash flows. The adjustment is recognized as income or expense in the income statement. Under U.S. GAAP, the effect of the step-up or step-down in interest rates is accounted for prospectively.

Mandatory Convertible Bond

Under IFRS, the components of a mandatory convertible bond were bifurcated into a debt component and an equity component, resulting in a negative value being ascribed to the equity component and a higher value (premium) to the debt component. This premium is being amortized as an adjustment (decrease) to interest expense over the term of the bond. Under U.S. GAAP, no value is ascribed to the equity component, with the entire proceeds received recognized as a liability. In 2005, the dividend paid to our common shares resulted in a conditional obligation to pay a special dilution payment to the holders of the mandatory convertible bonds at conversion. The dilution payment is payable if the bondholder converts the bonds voluntarily prior to the maturity date or if the bondholder converts the bond at the maturity date and the arithmetic average price of our shares on the 20 consecutive trading days ending on the third trading day preceding June 1, 2006, is greater than the adjusted conversion price or less than adjusted initial share price. Under U.S. GAAP, the conditional payment represents an embedded derivative and we have recorded the estimated fair value of the liability at each balance sheet date with a charge to earnings. Under IFRS, the conditional payment will be recognized as a reduction to the outstanding bond liability when paid thereby affecting the amount of shareholders’ equity recognized upon conversion of the bond. As the conversion date was June 1, 2006, no difference in shareholders’ equity exists as of December 31, 2006 between IFRS and U.S. GAAP. Net profit for the year 2006 reflects differences between IFRS and U.S. GAAP for the period from the beginning of the year until conversion.

Fair Value Hedges

We have designated certain derivatives as partial fair value hedges under IFRS that do not qualify for hedge accounting under U.S. GAAP, and certain derivatives were designated as fair value hedges for U.S. GAAP purposes in 2003 which were not designated as fair value hedges upon adoption of IFRS. In addition, where certain derivatives are designated as fair value hedges for both IFRS and U.S. GAAP, differences in the measurement and determination of hedge ineffectiveness result in differences in shareholders’ equity and net profit.

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

Equity Investments

The basic differences in equity investments between IFRS and U.S. GAAP pertain to the recording of our share of investee earnings and losses on the basis of IFRS and U.S. GAAP. In addition, under IFRS, we recorded a provision for the expected future contributions that may be required to be made to Toll Collect under certain performance and capital maintenance guarantees. Under U.S. GAAP, no provision is recorded for our investment in Toll Collect and we record our share of the profit (loss) in the period they occur.

Accruals and Other Differences

We offer termination benefits to our employees. Under IFRS, we recognize a liabilty when we are demonstrably committed to provide termination benefits. This requires to have a detailed plan that includes the location, function and approximate numbers of employees whose services are expected to be terminated, the termination benefits for each job classification or function, and the time at which the plan will be implemented. The acceptance rate underlying the detailed termination plan are supported by historical experience and reflect the number of employees that the company expects will accept the offer. For U.S. GAAP purposes, any costs accrued under a voluntary termination plan relate to benefits that the employees have accepted termination prior to the end of the reporting period.

We offer voluntary early retirement (Altersteilzeit) programs to certain employees in Germany. Under IFRS, provisions for the amounts to be paid in accordance with the voluntary early retirement programs are recorded immediately at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of these amounts are measured based on the employees that have accepted the offer, and systematically recognized over the employees’ remaining service period.

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

Under IFRS and U.S. GAAP, when an arrangement conveys the right to use property, plant or equipment that right is treated as a lease. As allowed under EITF 01-8, “Determining Whether an Arrangement Contains a Lease,” we applied the guidance prospectively under U.S. GAAP to all arrangements agreed to, committed to or modified after December 31, 2003. Under IFRS, we have applied the guidance of the International Financial Reporting Interpretations Committee (IFRIC), included in IFRIC 4, “Determining Whether an Arrangement Contains a Lease,” to all of these arrangements.

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

Minority Interest

Under IFRS, minority interest is classified as a component of shareholders’ equity. Under U.S. GAAP, minority interest is classified outside shareholders’ equity. The differences relating to minority interest in net profit between IFRS and U.S. GAAP consist of reconciliation items that are allocable to the minority interest holders.

RECENTLY ISSUED IASB PRONOUNCEMENTS

In August 2005, the International Accounting Standards Board (IASB) issued an amendment to International Accounting Standard (IAS) 1, “Presentation of Financial Instruments—Capital Disclosures.” In January 2006, the European Union endorsed the amendment to IAS 1. The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2005, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 7, “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies.” In May 2006, the European Union endorsed IFRIC 7. The interpretation clarifies that in the period in which the economy of an entity’s functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established. Deferred tax amounts in the opening balance sheet are determined in two stages: (a) Deferred tax items are remeasured in accordance with IAS 12, “Income Taxes,” after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date; (b) the deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. Deutsche Telekom does not expect that the adoption of IFRIC 7 will have a material impact on its results of operations, financial position or cash flows.

In January 2006, the IFRIC issued IFRIC 8, “Scope of IFRS 2.” In September 2006, the European Union endorsed IFRIC 8. The interpretation clarifies that International Financial Reporting Standard (IFRS) 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. Deutsche Telekom does not expect that the adoption of IFIRC 8 will have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2006, the IFRIC issued IFIRC 9, “Reassessment of Embedded Derivatives.” In September 2006, the European Union endorsed IFRC 9. The interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39, “Financial Instruments: Recognition and Measurement.” IAS 39 describes an embedded derivative as a component of a hybrid (combined) instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. With certain exceptions, IAS 39 requires embedded derivatives to be separately recognized and measured when the entity first becomes a party to the contract. IFRIC 9 concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The provisions of IFRIC 9 are effective for annual periods beginning on or after June 1, 2006. Deutsche Telekom does not expect that the adoption of IFRIC 9 will have a material impact on its results of operations, financial position or cash flows.

In July 2006, the IFRIC issued IFRIC 10, “Interim Financial Reporting and Impairment.” IFRIC 10 has not yet been endorsed by the European Union. The interpretation addresses the apparent conflict between the requirements of IAS 34, “Interim Financial Reporting”, and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. IFRIC 10 states that any such impairment losses recognized in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The provisions of IFRIC 10 are effective for annual periods beginning on or after November 1, 2006. Deutsche Telekom does not expect that the adoption of IFRIC 10 will have a material impact on its results of operations, financial position or cash flows.

In November 2006, the IFRIC issued IFRIC 11, “IFRS 2—Group and Treasury Share Transactions.” IFRIC 11 has not yet been endorsed by the European Union. The interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. The interpretation shall be applied for annual periods beginning on or after March 1, 2007. An entity shall apply the interpretation retrospectively in accordance with IAS 8, subject to the transitional provisions of IFRS 2. Deutsche Telekom does not expect that the adoption of IFRIC 11 will have a material impact on its results of operations, financial position or cash flows.

In November 2006, the IFRIC issued IFRIC 12, “Service Concession Rights.” IFRIC 12 has not yet been endorsed by the European Union. Service concessions are arrangements whereby a government or other public sector entity grants contracts for the supply of public services—such as roads, airports, prisons and energy and water supply and distribution facilities—to private sector operators. Control of the assets remains in public hands but the private sector operator is responsible for construction activities, as well as for operating and maintaining the public sector infrastructure. The interpretation addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. IFRIC 12 draws a distinction between two types of service concession arrangements. In one such arrangement, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset from the government in return for constructing or upgrading the public sector asset. In the other type of arrangement, the operator receives an intangible asset, i.e., a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 allows for the possibility that both types of arrangements may exist within a single contract. To the extent that the government has given an unconditional guarantee of payment for the construction of the public sector asset, the operator has a financial asset. To the extent that the operator has to rely on the public using the service in order to obtain payment, the operator has an intangible asset. The provisions of IFRIC 12 are effective for annual periods beginning on or after January 1, 2008. Deutsche Telekom does not expect that the adoption of IFRIC 12 will have a material impact on its results of operations, financial position or cash flows.

In November 2006, the IASB issued IFRS 8, “Operating Segments.” IFRS 8 has not yet been endorsed by the European Union. The standard requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments (“management approach”). IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. The standard requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about the revenues derived from its products or services (or groups of similar products and services), about the countries in which it earns revenues and holds assets, and about major customers, regardless of whether that information is used by management in making operating decisions. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. Deutsche Telekom does not expect that the adoption of IFRS 8 will have a material impact on its financial statements.

NEW U.S. GAAP ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. We are currently evaluating the potential impact, if any, that the adoption of SFAS 156 will have on our consolidated financial position or results of operations.

In April 2006, the FASB issued Staff Position (“FSP”) FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. We do not expect the adoption of FSP FIN 46(R)-6 to have a material impact on our consolidated financial position or results of operations.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. We disclosed in the 20-F for the year ended December 31, 2006 that we record revenues net of value-added taxes and other taxes collected from customers that are remitted to governmental authorities.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for us as of January 1, 2007. We are currently evaluating the impact of adopting FIN 48 and are unable to estimate the impact at this time, if any, on the consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial position and results of operations.

In September 2006, the FASB ratified EITF Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”(“EITF 06-1”). This guidance requires the application of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. We do not expect the adoption of EITF 06-1 to have a material impact on our consolidated financial position or results of operations.

ITEM 6. Directors, Senior Management and Employees

GENERAL

In accordance with the Stock Corporation Act, we have a Supervisory Board and a Management Board (together, the “Boards”). The two Boards are separate, and according to the Stock Corporation Act, no individual may simultaneously be a member of both Boards. The Management Board is responsible for managing our company and representing us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Management Board and generally oversees the management of our company, but is not permitted to make management decisions.

Both the members of the Management Board and the members of the Supervisory Board owe a duty of loyalty and a duty of care to our company and its constituents. In carrying out their duties, members of both the Management Board and the Supervisory Board must exercise the standard of care of a prudent and diligent business person. Our constituent interests are deemed to include the interests of our shareholders, the interests of our employees and, to some extent, the interests of the community. The Boards must take all of these interests into account when taking actions or making decisions. Although there is no explicit obligation to act solely in the interests of shareholders, the Management Board is required to respect our shareholders’ rights to receive equal treatment and equal information.

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

Pursuant to our Articles of Incorporation (Satzung), the rules of procedure for our Supervisory Board and the rules of procedure for our Management Board contain a provision requiring the Management Board to obtain the consent of the Supervisory Board for certain actions, including decisions or measures that fundamentally change the asset, financial, earnings or risk situation of our company, and measures concerning the corporate structure and acquisitions or dispositions of equity investments above a limit determined by our Supervisory Board. In addition, under the Stock Corporation Act, the Supervisory Board is authorized to subject other actions of the Management Board to its consent.

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

As a general rule, under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to our company. Generally, under German law, only the company has the right to claim damages from the members of the Boards. We may only waive such damages or settle such claims if at least three years have passed and our shareholders so approve at a shareholders’ meeting with a simple majority of the votes, provided that the opposing shareholders do not hold, in the aggregate, one-tenth or more of our nominal share capital and do not formally express their opposition at the shareholders’ meeting by having their opposition noted in the minutes of the meeting.

SUPERVISORY BOARD

In accordance with the Stock Corporation Act and the Mitbestimmungsgesetz (the “Co-Determination Act”) of 1976, our Supervisory Board consists of twenty members, ten of whom represent our shareholders and ten of whom represent our employees. Members of the Supervisory Board may be elected for a term of up to five years and re-election is permitted. The Chairman and the Deputy Chairman are elected by the Supervisory Board in accordance with the rules of the Co-Determination Act.

Supervisory Board members representing our shareholders are elected at the annual shareholders’ meeting. The present shareholder representatives were elected at shareholders’ meetings held in 2003, 2005 and 2006. The terms of office of the shareholder representatives expire at the end of the shareholders’ meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member’s commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose. Two present shareholder representatives were appointed in 2006 by a local court, pursuant to Section 104 of the Stock Corporation Act, to replace two Supervisory Board members who had resigned prior to the expiration of their terms.

Supervisory Board members representing our employees were last elected on November 6, 2002, by the employees in accordance with the provisions of the Co-Determination Act. Employees elect ten representatives made up of workers, regular employees, at least one senior management employee and three union representatives. The terms of office of the employee representatives on the Supervisory Board expire at the end of the shareholders’ meeting in 2007. One employee representative who was appointed in 2003 by a local court, pursuant to Section 104 of the Stock Corporation Act, resigned in 2006. He was replaced by a new employee representative who was appointed in 2006 by a local court, pursuant to Section 104 of the Stock Corporation Act and his term of office also expires at the end of the shareholders’ meeting in 2007. Under the laws that governed our privatization, civil servants, who are not otherwise covered by the Co-Determination Act, are included in these groups of employee representatives for purposes of these elections.

A member of the Supervisory Board elected by our shareholders may be removed by a shareholders’ resolution by simple majority of the votes cast. A member of the Supervisory Board elected by our employees may be removed by a majority of at least three-quarters of the votes cast by the relevant class of employees or union representatives who elected the relevant Supervisory Board members in accordance with the Co-Determination Act.

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

Members of the Supervisory Board of Deutsche Telekom

The Supervisory Board met five times in 2006. No member attended less than 50% of the meetings of the Supervisory Board. For 2006, the members of our Supervisory Board, the years in which they were appointed, the years of the shareholders’ meetings at which their current terms expire and their principal occupations were as follows:

Dr. Klaus Zumwinkel Chairman	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

2003

Shareholders’ Meeting 2008

Chairman of the Board of Management of

Deutsche Post AG, Bonn

Deutsche Lufthansa AG, Cologne

Deutsche Postbank AG, Bonn,

Chairman of the Supervisory Board*

Karstadt Quelle AG, Essen

Morgan Stanley, BoD, New York, USA

(*mandate within Deutsche Post group)

Lothar Schröder Deputy Chairman	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

June 22, 2006

Shareholders’ Meeting 2007

Member of the ver.di National Executive Board, Berlin

T-Mobile International AG, Bonn (until 10/2006)

T-Mobile Deutschland GmbH, Bonn,

Deputy Chairman of the Supervisory Board

Monika Brandl	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	2002 Shareholders’ Meeting 2007 Chairwoman of the Central Works Council at Group Headquarters / GHS, Deutsche Telekom AG, Bonn None
Josef Falbisoner	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1997 Shareholders’ Meeting 2007 Chairman of the Bavarian District of the Union ver.di PSD-Bank e.G., München, Augsburg office
Dr. Hubertus von Grünberg	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

2000

Shareholders’ Meeting 2011

Serves as member of several supervisory boards

Allianz-Versicherungs AG, München

Continental AG, Hannover,

Chairman of the Supervisory Board

Deutsche Post AG, Bonn (since 5/2006)

MAN AG, München

Schindler Holding AG, Hergiswil, Switzerland,

Administrative Board

Lawrence H. Guffey	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

June 1, 2006

Shareholders’ Meeting 2007

Senior Managing Director,

The Blackstone Group International Ltd., London

Axtel Ote, San Pedro Gaza Garcia, Nuevo Leon, Mexico Cineworld Corp., London, UK

TDC AS, Copenhagen, Denmark

Paris Review, New York, USA

Ulrich Hocker	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

October 14, 2006

Shareholders’ Meeting 2007

Manager in Chief of Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf

E.ON AG, Düsseldorf

Feri Finance AG, Bad Homburg,

Deputy Chairman of the Supervisory Board

Gartmore SICAV, Luxembourg

Gildemeister AG, Bielefeld

Karstadt Quelle AG, Essen

Phoenix Mecano AG, President of the Administrative Board ThyssenKrupp Stainless AG, Duisburg

Lothar Holzwarth	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

2002

Shareholders’ Meeting 2007

Chairman of the Works Council of T-Systems Business

Services GmbH, Deutsche Telekom AG, Bonn

PSD Bank RheinNeckarSaar e.G.,

Deputy Chairman of the Supervisory Board (until 6/2006), Chairman of the Supervisory Board (since 7/2006)

T-Systems Business Services GmbH, Frankfurt am Main

(since 9/2006)

Waltraud Litzenberger	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1999 Shareholders’ Meeting 2007 Deputy Chairwoman of the Works Council of Deutsche Telekom AG, Bonn PSD-Bank e.G., Koblenz
Michael Löffler	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1995 Shareholders’ Meeting 2007 Member of the Works Council of Deutsche Telekom AG, TNL Dresden None
Ingrid Matthäus-Maier	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

Shareholders’ Meeting 2006

Shareholders’ Meeting 2011

Speaker of the Board of Management, KfW Bankengruppe, Frankfurt am Main

Deutsche Post AG, Bonn (since 10/2006)

RAG Aktiengesellschaft, Essen

RAG Beteiligungs-AG, Essen (since 9/2006)

Salzgitter Mannesmann Handel GmbH, Düsseldorf

Dr. Thomas Mirow	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	February 17, 2006 Shareholders’ Meeting 2011 State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin None
Prof. Dr. Wolfgang Reitzle	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

2005

Shareholders’ Meeting 2010

Chairman of the Board of Management,

Linde AG, Wiesbaden

Allianz Lebensversicherungs-AG, Stuttgart

STILL GmbH, Hamburg,

Chairman of the Supervisory Board*

(*mandate within Linde group)

Prof. Dr. Wulf von Schimmelmann	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

Shareholders’ Meeting 2006

Shareholders’Meeting 2011

Chairman of the Board of Management, Postbank AG, Bonn accenture Corp., Irving, Texas, USA

Altadis S.A., Madrid, Spain

BHW Holding AG, Berlin/Hameln,

Chairman of the Supervisory Board*

BHW Bausparkasse AG, Chairman of the Supervisory Board* Bundesverband deutscher Banken e.V., Berlin,

Member of the Board of Management

Deutsche Postbank Financial Services GmbH, Frankfurt/Main, Deputy Chairman of the Board of Directors*

Postbank Filialvertrieb AG, Bonn,

Chairman of the Supervisory Board*

Postbank Finanzberatung AG, Hameln,

Chairman of the Supervisory Board*

PB Lebensversicherung AG, Hilden,

Chairman of the Supervisory Board*

PB Versicherung AG, Hilden,

Chairman of the Supervisory Board*

PB (USA) Holdings, Inc., Wilmington, Delaware, USA,

Chairman of the Board of Directors*

PB Capital Corp., Wilmington, Delaware, USA,

Chairman of the Board of Directors*

TCHIBO Holding AG, Hamburg

(*mandate within Deutsche Post group)

Dr. Klaus G. Schlede	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	2003 Shareholders’ Meeting 2008 Member of the Supervisory Board, Deutsche Lufthansa AG, Köln Deutsche Postbank AG, Bonn Deutsche Lufthansa AG, Köln Swiss International Air Lines AG, Basel
Wolfgang Schmitt	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1997 Shareholders’ Meeting 2007 Head of Liasion Office, Deutsche Telekom AG, T-Com Headquarters, Bonn PSD Bank RheinNeckarSaar e.G. Telemarkt AG, Reutlingen
Michael Sommer	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	2000 Shareholders’ Meeting 2007 President of the Trade Union Council, Berlin Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board Salzgitter AG, Salzgitter
Ursula Steinke	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1995 Shareholders’ Meeting 2007 Consulting function to the Works Council None
Bernhard Walter	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

1999

Shareholders’ Meeting 2011

Former Speaker of the Board of Management,

Dresdner Bank AG, Frankfurt

BilfingerBerger AG, Mannheim,

Chairman of the Supervisory Board (since 5/2006)

DaimlerChrysler AG, Stuttgart

Henkel KGaA, Düsseldorf

Staatliche Porzellan-Manufaktur Meissen GmbH, Meissen,

Deputy Chairman of the Supervisory Board

Wintershall AG, Kassel,

Deputy Chairman of the Supervisory Board

Winterhall Holding AG, Kassel (since 11/2006)

Wilhelm Wegner	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

1996

Shareholders’ Meeting 2007

Chairman of the Group Works Council and the

European Works Council at Deutsche Telekom AG, Bonn

VPV Allgemeine Versicherungs-AG, Köln

VPV Holding AG, Stuttgart

Vereinigte Postversicherung VVaG, Stuttgart

The following individuals resigned from the Supervisory Board in 2006:

Franz Treml Former Deputy Chairman	Member since: Resigned: Principal Occupation:	2003 June 21, 2006 Former Deputy Chairman of the union ver.di, Berlin
	Supervisory Board Memberships/Directorships:	DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, Münster, Deputy Chairman (until 6/2006) DBV-Winterthur—Leben, Wiesbaden
Dr. Mathias Döpfner	Member since: Resigned: Principal Occupation:	Shareholder’s Meeting 2006 October 13, 2006 Chairman of the Board of Management, Axel Springer AG, Hamburg
	Supervisory Board Memberships/Directorships:	dpa Deutsche Presse Agentur GmbH, Hamburg Leipziger Verlags- und Druckereigesellschaft mbH & Co. KG, Leipzig ProSiebenSAT.1Media AG, Unterföhring Schering AG, Berlin Time Warner Inc., New York, USA
Volker Halsch	Member since: Resigned: Principal Occupation:	2004 January 16, 2006 Former State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Bahn AG, Berlin (until 3/2006)
Dr. sc. techn. Dieter Hundt	Member since: Resigned: Principal Occupation:	1995 Shareholders’ Meeting 2006 Managing Shareholder of Allgaier Werke GmbH, Uhingen and President of the National Union of German Employers Associations, Berlin
Supervisory Board Memberships/Directorships:

EvoBus GmbH, Stuttgart

Landesbank Baden Württemberg, Stuttgart, Administrative Board Pensions-Sicherungs-Verein, Cologne

SHB Stuttgarter Finanz-und Beteiligungs Aktiengesellschaft, Stuttgart, Deputy Chairman of the Supervisory Board

Stuttgarter Hofbräu Verwaltungs AG, Stuttgart, Deputy

Chairman of the Supervisory Board

Hans W. Reich	Member since: Resigned: Principal Occupation:	1999 Shareholders’ Meeting 2006 Former Speaker of the Management Board, KfW Bankengruppe, Frankfurt am Main
Supervisory Board Memberships/Directorships:

Aareal Bank AG, Wiesbaden

DePfa Bank plc. BoD, Dublin, Ireland

Deutsche Post AG, Bonn (until 9/2006)

HUK-COBURG Haftpflicht-Unterstützungs-Kasse

kraftfahrender Beamter Deutschlands a.G., Coburg HUK-COBURG Holding AG, Coburg

IKB Deutsche Industriebank AG, Düsseldorf,

Deputy Chairman of the Supervisory Board

ThyssenKrupp Steel AG (former ThyssenKrupp Stahl AG), Duisburg

Dr. Hans-Jürgen Schinzler	Member since: Resigned: Principal Occupation:	2003 May 31, 2006 Chairman of the Supervisory Board of Münchener Rückversicherungs AG, München
	Supervisory Board Memberships/Directorships:	Metro AG, Düsseldorf UniCredit S.p.A., Genoa (since 1/2006)
Prof. Dr. Dieter Stolte	Member since: Resigned: Principal Occupation: Supervisory Board Memberships/Directorships:	1995 Shareholders’ Meeting 2006 Former “Intendant des Zweiten Deutschen Fernsehens (a.D.)” Ströer Out of home Media AG, Köln ZDF Enterprises GmbH, Mainz

KfW is majority-owned by the Federal Republic. KfW owns approximately 30.6% of Deutsche Post AG. The Federal Ministry of Finance is a ministry of the Federal Republic. Among our current Supervisory Board members, Ms. Brandl, Mr. Holzwarth, Ms. Litzenberger, Mr. Löffler, Mr. Schmitt, Ms. Steinke and Mr. Wegner are employees of Deutsche Telekom group companies.

The shareholder representatives currently on our Supervisory Board are: Dr. Zumwinkel, Dr. von Grünberg, Lawrence H. Guffey (since June 1, 2006, replacing Dr. Schinzler), Mr. Hocker (since October 14, 2006, replacing Dr. Döpfner), Mrs. Matthäus-Maier, Dr. Mirow, Prof. Dr. Reitzle, Prof. Dr. von Schimmelmann, Dr. Schlede and Mr. Walter.

The Supervisory Board maintains the following committees, which are governed by the Rules of Procedure of the Supervisory Board as to their composition and responsibilities in compliance with statutory requirements:

•

The General Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the members of the Management Board. In particular, the General Committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the General Committee are: Dr. Klaus Zumwinkel (Chairman), Volker Halsch (until January 16, 2006), Dr. Thomas Mirow (since February 3, 2006), Lothar Schröder (since June 29, 2006), Franz Treml (until June 21, 2006) and Wilhelm Wegner. The General Committee met 11 times in 2006. Additionally, the General and the Audit Committees met one time and the General and the Finance Committees four times in 2006.

•

The Audit Committee is responsible for oversight of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement with the auditors following approval of the auditors by the shareholders, and matters that the audit committee of a NYSE-listed foreign private issuer is required to be responsible for pursuant to the SEC and NYSE regulations and under U.S. law, including the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The current members of the Audit Committee are Dr. Klaus G. Schlede (Chairman), Lawrence H. Guffey (since September 1, 2006), Dr. Hubertus von Grünberg (from February 3, 2006 until August 31, 2006), Wolfgang Schmitt, Lothar Schröder (since June 29, 2006), Franz Treml (until June 21, 2006), Bernhard Walter and Wilhelm Wegner. The Audit Committee met six times in 2006.

•

The Finance Committee is responsible for reviewing and consulting on complex finance and business matters concerning Deutsche Telekom. Those matters are delegated by the Chairman of the Supervisory Board, or the Supervisory Board itself, to the Finance Committee. In addition, the Finance Committee also reviews our annual reports during meetings with our auditors in advance of the meeting of the Supervisory Board relating to the approval of our financial statements pursuant to the Stock Corporation Act. The membership of the Finance Committee is the same as that of the Audit Committee. The Finance Committee met once in 2006.

•

The Personnel Committee is responsible for the personnel-related matters of Deutsche Telekom AG, in particular with respect to staff structure and human resources development and planning. The members of this committee are: Lothar Schröder (Chairman, since June 29, 2006), Franz Treml (Chairman, until June 21, 2006), Dr. Hubertus von Grünberg (since May 15, 2006), Dr. Dieter Hundt (until May 3, 2006), Wilhelm Wegner and Dr. Klaus Zumwinkel. The Personnel Committee met twice in 2006.

In addition to the committees mentioned above, the Supervisory Board has a Mediation Committee. This committee’s function is to assist the Supervisory Board by making proposals for Management Board member nominees in the event that the two-thirds majority of employee votes needed to appoint a Management Board member is not obtained. The current members are Dr. Klaus Zumwinkel (Chairman), Dr. Hubertus von Grünberg (since May 15, 2006), Dr. Dieter Hundt (until May 3, 2006), Lothar Schröder (since June 29, 2006), Franz Treml (until June 21, 2006) and Wilhelm Wegner. The Mediation Committee did not have to meet in 2006.

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

MANAGEMENT BOARD

Pursuant to our Articles of Incorporation, the Supervisory Board determines the size of the Management Board, subject to the requirement that the Management Board must have at least two members. Our Management Board currently consists of five members. The current organization of the Management Board is consistent with the realignment of our company, as of January 1, 2005, into three strategic business areas. The Supervisory Board may appoint a Chairman of the Management Board as well as a Deputy Chairman. The Supervisory Board appoints the members of the Management Board for terms of up to five years, and members may be re-appointed or have their terms extended for one or more terms of up to five years each. Under certain circumstances, such as a material breach of duty or a bona fide vote of “no confidence” by our shareholders, the Supervisory Board may remove a member of the Management Board prior to the expiration of that member’s term. A member of the Management Board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and our company. The Management Board takes action by simple majority, unless otherwise provided by law, as in the case of a vote on the adoption of rules of procedure. In the event of a deadlock, the Management Board member into whose area of responsibility the resolution falls has the deciding vote. If the resolution falls into an area that is not allocated to a particular Management Board member, the Chairman of the Management Board has the deciding vote. The Management Board generally meets on a weekly basis.

Members of the Management Board of Deutsche Telekom

The name, age, term of office, current position and business experience of the members of our Management Board in 2006 are set forth below. The current members of the Management Board may be contacted at our registered address.

René Obermann, born in 1963, has been Chairman of the Board of Management of Deutsche Telekom AG since November 13, 2006. From December 1, 2002 until November 12, 2006, he was in charge of mobile operations on the Management Board, served as CEO of T-Mobile International and was responsible for the Mobile Communications strategic business area. Mr. Obermann became a member of the Management Board of T-Mobile International in June 2001, responsible for European Operations. From April 2000 until March 2002, Mr. Obermann was Chief Executive Officer of T-Mobile Deutschland. Between April 1998 and March 2000, Mr. Obermann was Managing Director of Sales at T-Mobile Deutschland. He started his career by setting up the company ABC Telekom, in Muenster after completing a business traineeship with BMW AG in München between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998, he was Chairman of that company’s management board. Mr. Obermann was also Chairman of the former German Association of Mobile Communication Service Providers during 1995 and 1996.

Expiration of current term: October 31, 2011

Other board memberships outside Deutsche Telekom: None

Hamid Akhavan, born in 1961, has been the Member of the Board of Management of Deutsche Telekom AG responsible for the Mobile Communication business area since December 5, 2006, and is also Chairman of the Board of Management of T-Mobile International AG & Co. KG. He is responsible both for the management of the mobile communications companies in Western and Eastern Europe, and for the European companies that have operations in the fixed network and mobile communications businesses. As a technology expert, he is also responsible for innovation and product development throughout the Group. Mr. Akhavan was previously Chief Technology and Information Officer (CTO) on the Board of Management of T-Mobile International. Folowing a strategic realignment, he was also appointed CTO of the Deutsche Telekom Group in September 2006. Mr. Akhavan has been working at T-Mobile International since September 2001 and was appointed to the Board of Management in December 2002. Before that, he was Chief Technical Officer and Chief Information Officer at Teligent Inc., an international broadband fixed wireless access company, and held various positions at other technology companies. Mr. Akhavan graduated from the California Institute of Technology (CALTECH) with a Bachelor of Science degree in Electrical Engineering and Computer Science. He received a Master’s degree from Massachusetts Institute of Technology (MIT) in the same fields.

Expiration of current term: November 30, 2011

Other board memberships outside Deutsche Telekom: None

Dr. Karl-Gerhard Eick, born in 1954, has been head of the Finance Department and a member of the Board of Management of Deutsche Telekom AG since January 2000. In November 2002, he was appointed Deputy Chairman of the Board of Management of Deutsche Telekom AG. Since January 1, 2007 he has been acting Head of Human Resources. After studying business administration and earning a doctorate, Dr. Eick worked in various positions for BMW AG between 1982 and 1988. From 1989 to 1991 he acted as head of Controlling at WMF AG in Geislingen. In 1991, he became head of the Controlling, Planning and IT Division for the Carl Zeiss group. From 1993 to 1999, he held top management positions with the Haniel group, where he was responsible for the Controlling, Business Administration and IT Division of the strategic management holding company of Franz Haniel & Cie. GmbH.

Expiration of current term: November 30, 2007

Other board memberships outside Deutsche Telekom: Deutsche Bank AG, Frankfurt am Main (Supervisory Board); FC Bayern München AG, München (Supervisory Board)

Timotheus Höttges, born in 1962, was appointed member of the Board of Management of Deutsche Telekom AG, T-Com, Sales & Service, on December 5, 2006. After studying Business Administration and Economics at the University of Cologne, Timotheus Höttges started his professional career with the management consultancy firm, Mummert + Partner. From 1992 to 2000, he worked in various positions for the VIAG Group in Munich, among them Senior Vice President for Controlling and Mergers & Acqusitions, and project leader for the merger between VIAG AG and VEBA AG to E.ON AG. In 2000, Mr. Höttges moved on to T-Mobile Deutschland as head of the Finance Department, and succeeds René Obermann as Managing Director of the company in April 2002. In January 2003, he was appointed member of the Board of Mangement of T-Mobile International, Sales & Service Operations, and was in charge of sales activities and customer care at the European subsidiaries of T-Mobile in Germany, the United Kingdom, the Netherlands, Austria, and the Czech Republic.

Expiration of current term: November 30, 2011

Other board memberships outside Deutsche Telekom: None

Lothar Pauly, born in 1959, was appointed to the Board of Management of Deutsche Telekom AG for the Business Customers strategic business area as Chief Executive Officer (CEO) of T-Systems International GmbH on October 1, 2005 (and since December 14, 2005, T-Systems Enterprise Services GmbH). Since September 2, 2006, Mr. Pauly has also been responsible for group-wide purchasing, network technology and IT of Deutsche Telekom. A trained industrial business administrator, Mr. Pauly studied business management in Munich and joined Siemens AG after completing his studies. Mr. Pauly worked in different functions for Siemens with strong international exposure in Indonesia and Eastern Europe. Mr. Pauly joined Deutsche Telekom AG from Siemens, where he most recently acted as CEO of Siemens Communications.

Expiration of current term: September 30, 2010

Other board memberships outside Deutsche Telekom: Siemens VDO Automotive AG, Schwalbach (until March 14, 2006)

The following individuals resigned from the Board of Management in 2006:

Dr. Heinz Klinkhammer, born in 1946, was appointed head of Deutsche Telekom’s Personnel and Legal Affairs Division and a member of the Management Board in April 1996. From May 1, 2001, until December 31, 2006, he was head of Human Resources of the Company. From May 1, 2001, until November 30, 2002, he was also head of the department Top Management Staff. Dr. Klinkhammer received a doctorate in law and began his career at the Institute for German and European Labor, Social and Business Law, before becoming a Labor Court judge. From 1979 to 1990, he worked at the Ministry of Labor, Health and Social Affairs of the state of North-Rhine/Westphalia. In 1991, he became Labor Director at Huettenwerke Krupp Mannesmann GmbH and, in 1992, board member of Mannesmannroehren-Werke AG.

Other board memberships outside Deutsche Telekom: None

Walter Raizner, born in 1954, served on the Management Board of Deutsche Telekom AG from November 1, 2004 until December 5, 2006. He was responsible for the Broadband/Fixed Network strategic business area. He studied economics and computer science in Nürnberg/Erlangen, and worked for Hoechst and Nixdorf, before joining IBM Deutschland in 1984. After various positions in sales, marketing and general management in Germany, the United Kingdom and the United States, he became Chief Executive Officer of IBM Deutschland in January 2003.

Other board memberships outside Deutsche Telekom: none

Kai-Uwe Ricke, born in 1961, was Chairman of the Management Board of Deutsche Telekom AG from November 15, 2002 until November 12, 2006. In January 1998, Mr. Ricke took over as Chairman of the Board of Management of T-Mobile Deutschland. In February 2000, Mr. Ricke was appointed Chairman and CEO of the newly founded T-Mobile International AG, where Deutsche Telekom consolidated its principal mobile telecommunications activities. In May 2001, he was appointed to the Board of Management of Deutsche Telekom. As Chief Operating Officer of Deutsche Telekom AG, he was responsible for Deutsche Telekom’s mobile and online businesses. From 1990 to June 1995, Mr. Ricke was CEO of Talkline and Talkline PS Phone Service in Elmshorn, Germany. From July 1995 he acted as that company’s Chairman and CEO. Following an apprenticeship at a bank and studies at the European Business School in Schloss Reichartshausen, Germany, Mr. Ricke started his career as assistant to the management board chairman of Bertelsmann AG in Gütersloh. He then took up the position as head of Sales and Marketing of its Swedish subsidiary, Scandinavian Music Club AG in Malmoe, Sweden.

Other board memberships outside Deutsche Telekom: JPMC International Council, JPMorgan Chase & Co., New York.

COMPENSATION

Supervisory Board Compensation

Our Articles of Incorporation provide each member of our Supervisory Board with compensation comprised of:

•	fixed annual remuneration amounting to EUR 20,000.00;

•	short-term success remuneration; and

•	long-term success remuneration.

The short-term success remuneration amounts to EUR 300.00 for each whole EUR 0.01 that the net profit per share of Deutsche Telekom AG exceeds EUR 0.50 in the financial year for which the remuneration is paid.

The long-term success remuneration amounts to EUR 300.00 for every 4.0% that the net profit per share of Deutsche Telekom AG in the second financial year (the reference year) following the measurement year exceeds the net profit per share in the measurement year. The long-term success remuneration for a particular measurement year may not exceed the long-term success remuneration for the year preceding that measurement year, unless the net revenues of the Deutsche Telekom group in the reference year exceeds the net revenues of the Deutsche Telekom group in the financial year preceding the measurement year.

Neither the short-term nor the long-term success remuneration payment may exceed the fixed annual remuneration amount of EUR 20,000.00. Additionally, the short-term success remuneration may not exceed a total of 0.02% of Deutsche Telekom’s unappropriated net profit reported in the approved annual financial statements of the measurement year, reduced by an amount equivalent to 4.0% of the contributions made on the lowest issue price of the shares at the end of the financial year.

The Chairman of the Supervisory Board receives two times, and the Deputy Chairman one-and-a-half times, the amount of remuneration described above.

Remuneration is increased by 0.5 times the above amounts for each membership on a Supervisory Board committee, and by an additional 0.5 times for each chairmanship held on a Supervisory Board committee, but in no case by more than two times the above amounts. Membership on, or chairmanship of, a committee formed pursuant to Section 27(3) of the Co-Determination Act is not taken into account.

In addition, members of the Supervisory Board are entitled to reimbursement of actual out-of-pocket expenses and receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees attended. The VAT payable on this compensation is borne by us.

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

The fixed annual remuneration in 2006 for members of our Supervisory Board amounted to an aggregate of EUR 856,185.19 inclusive of meeting expenses and attendance fees (including VAT, according to Article 13 of our Articles of Incorporation).

The total remuneration in 2006 for members of our Supervisory Board amounted to EUR 1,976,446.54 (inclusive of EUR 693,493.47 reflecting the salaries and EUR 5,413.00 reflecting the amount set aside or accrued by Deutsche Telekom to provide pension, retirement or similar benefits in 2006 of Supervisory Board members in their capacity as employees of Deutsche Telekom AG or its affiliated companies). Of the amount of the total remuneration, EUR 1,277,540.07 (including VAT) will be paid following the shareholders’ meeting in May 2007.

The compensation (exclusive of VAT) of the individual members of the Supervisory Board for their services as Supervisory Board members in 2006 was as follows:

Member of the Supervisory Board	Fixed Remuneration (net)	Short-Term Variable (net)	Total (net)	Imputed Long-Term Remuneration Entitlement(1)
	(Amounts €)
Monika Brandl	21,000.00	6,900.00	27,900.00	0.00
Dr. Mathias Döpfner(2)	10,000.00	3,450.00	13,450.00	0.00
Josef Falbisoner	21,000.00	6,900.00	27,900.00	0.00
Dr. Hubertus von Grünberg	41,400.00	13,248.00	54,648.00	0.00
Lawrence H. Guffey(3)	19,516.67	6,319.25	25,835.92	0.00
Volker Halsch(4)	4,166.68	1,437.50	5,604.18	0.00
Ulrich Hocker(5)	5,400.00	1,725.00	7,125.00	0.00
Lothar Holzwarth(6)	20,800.00	6,900.00	27,700.00	0.00
Dr. Dieter Hundt(7)	12,900.00	4,312.50	17,212.50	0.00
Waltraud Litzenberger	21,000.00	6,900.00	27,900.00	0.00
Michael Löffler	21,000.00	6,900.00	27,900.00	0.00
Ingrid Matthäus-Maier(8)	13,733.33	4,600.00	18,333.33	0.00
Dr. Thomas Mirow(9)	33,200.00	10,074.00	43,274.00	0.00
Hans W. Reich(10)	8,733.33	2,875.00	11,608.33	0.00
Prof. Dr. Wolfgang Reitzle	20,800.00	6,900.00	27,700.00	0.00
Prof. Dr. Wulf von Schimmelmann(11)	13,933.33	4,600.00	18,533.33	0.00
Dr. Hans-Jürgen Schinzler(12)	8,733.33	2,875.00	11,608.33	0.00
Dr. Klaus G. Schlede	63,200.00	20,700.00	83,900.00	0.00
Wolfgang Schmitt	43,200.00	13,800.00	57,000.00	0.00
Lothar Schröder(13)	44,433.35	14,087.50	58,520.85	0.00
Michael Sommer	20,800.00	6,900.00	27,700.00	0.00
Ursula Steinke	21,000.00	6,900.00	27,900.00	0.00
Prof. Dr. Dieter Stolte(14)	8,733.33	2,875.00	11,608.33	0.00
Franz Treml(15)	37,200.00	12,075.00	49,275.00	0.00
Bernhard Walter	43,400.00	13,800.00	57,200.00	0.00
Wilhelm Wegner	65,600.00	20,700.00	86,300.00	0.00
Dr. Klaus Zumwinkel	74,600.00	24,150.00	98,750.00	0.00

Total	719,483.35	232,903.75	952,387.10	0.00

(1)	For the purposes of determining the amount of the accrual, it was assumed that the net profit per share in 2008 would be the same as the net profit per share in 2006. Based on this assumption, there is no entitlement to long-term variable remuneration for the comparison period beginning in 2005 and ending in 2008, so the amount of the provision has been estimated at EUR 0.00.
(2)	Member from May 3, 2006 until October 13, 2006.
(3)	Member since June 1, 2006.
(4)	Member until January 16, 2006.
(5)	Member since October 14, 2006.
(6)	During 2006, Mr. Holzwarth received Supervisory Board compensation of EUR 3,466.67 from T-Systems Business Services, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Systems Business Services.
(7)	Member until May 3, 2006.
(8)	Member since May 3, 2006.
(9)	Member since January 17, 2006.
(10)	Member until May 3, 2006.
(11)	Member since May 3, 2006.
(12)	Member until May 31, 2006.
(13)	Member since June 22, 2006. During 2006, Mr. Schröder received Supervisory Board compensation of EUR 17,000 from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Mobile Deutschland GmbH and Supervisory Board compensation of EUR 10,600 from T-Mobile International AG, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Mobile International AG.
(14)	Member until May 3, 2006.

(15)	Member until June 21, 2006. During 2006, Mr. Treml received Supervisory Board compensation of EUR 3,068 from DeTeImmobilien und Service GmbH, Münster, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of DeTeImmobilien und Service GmbH.

For more detailed information concerning compensation paid to our Supervisory Board’s members in 2006, see note (45) to the consolidated financial statements.

Management Board Compensation

The compensation of the members of our Management Board is comprised of various components. Under their service agreements, members of our Management Board are entitled to annual fixed and variable remuneration, long-term variable remuneration (Mid-Term Incentive Plan, “MTIP”) and fringe benefits and deferred benefits based on company pension obligations. The structure of the compensation system and the appropriateness of compensation for our Management Board are established and reviewed on a periodic basis by the General Committee of our Supervisory Board.

Fixed remuneration, variable incentive-based remuneration and fringe benefits

Total compensation is generally two-thirds variable and one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed salary, fringe benefits and pension obligations, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all members of our Management Board based on market conditions in accordance with the requirements of the Stock Corporation Act.

The annual variable remuneration for each of our Management Board members is based on the achievement of targets set by the General Committee of our Supervisory Board prior to commencement of the financial year.

At its discretion and after due consideration, the General Committee of our Supervisory Board may also reward individual or all members of the Management Board for extraordinary performance with a special bonus.

Based on market-oriented and industry standards, we grant all Management Board members additional benefits under their service contracts, some of which are non-cash benefits and taxed accordingly. These benefits mainly include the use of a car at Company expense, accident and disability insurance, and reimbursement of certain expenses in connection with business trips and maintaining a business-related second household.

We make contributions, including the payment of the related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of our Management Board members. The related expenses are included in the Total Compensation table below under “Other Compensation.”

Ancillary employment generally requires prior approval. No additional compensation is paid for being a member of the Management Board or Supervisory Board of other group companies.

Arrangements in the event of termination of a position on the Management Board

Severance arrangements

The terms of the service agreements of our Management Board members are linked to their terms of appointment as Management Board members. If we are entitled to terminate the appointment of a Management Board member without the simultaneous termination for cause of the service agreement under civil law, the Management Board member is entitled to a contractually determined severance payment. This severance payment is calculated (subject to present value discounting) on the basis of the imputed remaining term of appointment in the current term of office (up to a maximum of 36 months) and 100% of the fixed annual salary and 75% of the variable remuneration based on an assumed 100% achievement of performance targets.

Post-contractual prohibition of competition

The agreements of our Management Board members include a post-employment prohibition on competition. Unless otherwise agreed, members of the Management Board are prohibited from rendering services to or on behalf of a competitor for one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

Company pension entitlement

Our Management Board members are entitled to receive from us a pension conforming to market standards. The pension amount is based on final salary, which means that Management Board members receive a pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for Management Board members active in 2006 are described below.

Management Board members become entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, and a disability pension or an early retirement pension upon reaching the age of 60 (subject to certain actuarial deductions). The pension rights of Mr. Obermann, Mr. Raizner, Mr. Pauly and Mr. Höttges vest in accordance with the regulations provided in Section 1b(1) of the German Act for the Improvement of Company Pension Plans (Gesetz zur Verbesserung der betrieblichen Altersversorgung). The rights of the other members of the Management Board are already vested. The amount of the pension is calculated on the basis of the eligible period of service rendered as a member of the Management Board until the date of departure.

The annual retirement pension is comprised of a base percentage (5% for Mr. Pauly and Mr. Höttges, and 6% for the remaining Management Board members) of the fixed annual salary upon termination of the service relationship multiplied by the eligible service period expressed in years. After 10 years of Management Board membership, the maximum percentage of the pension level is achieved (50% and 60%, respectively). Pension payments are subject to a standard annual adjustment (1% for Mr. Pauly and Mr. Höttges, and 3% for the remaining Management Board members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. Since he joined our Company, Mr. Raizner had a vested right to an additional old-age pension in the form of a pension payment (one-time payment at the age of 62, or alternatively at an earlier age subject to discounting). This pension component corresponded to a pension level of 60% within the meaning of the plan. Due to his U.S. citizenship, a “pension plan substitute” was agreed with Mr. Akhavan in lieu of such a pension commitment. For each full year of service rendered as a Management Board member, Mr. Akhavan will receive a compensation payment corresponding to the pension contribution for that year. The pro rata amount payable for the 2006 financial year as a result of this agreement is included in the Total Compensation table below.

In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and orphans. In certain specific cases, entitlement to a widow’s pension is excluded. We believe that the standard criteria for eligibility in the pension arrangements are in line with market standards.

Mid- and long-term incentives

Mid-Term Incentive Plan

Members of the Management Board participate in our MTIP, which was introduced in 2004. Similar to the 2004 and 2005 MTIP plans, for 2006, awards are based on two performance targets. As in 2004 and 2005, under the 2006 tranche of the MTIP, each member of the Management Board can receive an incentive payment of 15% (if one performance target is met) or 30% (if both performance targets are met) of his contractually agreed target remuneration as of January 1, 2006 (fixed annual salary compensation plus annual variable remuneration assuming 100% target achievement). If neither performance target is met at the end of the measurement term, no incentive remuneration under the MTIP is paid. For more information, see “—Mid-Term Incentive Plan” below and note (42) to the consolidated financial statements.

Mr. Akhavan and Mr. Höttges participate in the 2005 and 2006 MTIPs based on their prior activities as members of the Management Board of T-Mobile International AG.

The targets for the 2004 MTIP were not achieved according to the results determined by the General Committee of the Supervisory Board on February 6, 2007. Therefore, no incentive remuneration was awarded to the Management Board under the 2004 tranche of the plan.

The following table shows the fair value of the MTIP for Management Board members calculated using the “Monte Carlo” valuation model:

Compensation from the Mid-Term-Incentive Plans (in €)

	2006 MTIP Maximum award amount	2006 MTIP Fair value as of December 31, 2006	2005 MTIP Maximum award amount	2005 MTIP Fair value as of December 31, 2006
Kai-Uwe Ricke(1)	0	0	0	0
René Obermann	504,000.00	20,969.11	450,000.00	3,925.97
Dr. Karl-Gerhard Eick	596,250.00	24,807.20	562,500.00	4,907.46
Hamid Akhavan	300,000.00	12,481.61	240,000.00	2,093.85
Timotheus Höttges	240,000.00	9,985.29	195,000.00	1,701.25
Dr. Heinz Klinkhammer(1)	0	0	300,000.00	2,617.31
Lothar Pauly	450,000.00	18,722.41	337,500.00	2,944.48
Walter Raizner	390,625.00	16,252.10	562,500.00	4,907.46

Computed total value	2,480,875.00	103,217.72	2,647,500.00	23,097.78

(1)	There are no MTIP entitlements for Mr. Ricke for 2005 and 2006, and for Dr. Klinkhammer for 2006.

Stock Option plan 2001

Our Stock Option Plan 2001 was terminated as of the end of 2003, pursuant to a resolution at the shareholders’ meeting of May 18, 2004. No stock options had been granted to members of the Management Board after 2001. Stock options granted during 2001 remain exercisable provided the exercise conditions are met as required. For more information, see “—Stock Option Plans” below and note (42) to the consolidated financial statements.

Mr. Obermann, Dr. Eick, Dr. Klinkhammer and Mr. Ricke participated in the 2001 tranche of the 2001 stock option plan. Mr. Akhavan, Mr. Höttges and Mr. Obermann continue to participate in the 2002 tranche of the 2001 stock option plan based on their prior activities for T-Mobile. No stock options that have been granted under the 2001 Stock Option Plan have been exercised.

The following table sets forth the number and value of options granted to members of our Management Board:

Incentive-based compensation from stock option plans

	Number of options 2001 SOP tranche 2001	Value per option upon issuance (2001 tranche) (in €)	Number of options 2001 SOP tranche 2002	Value per option upon issuance (2002 tranche) (in €)
Kai-Uwe Ricke(1)	0	0	0	0
René Obermann	48,195	4.87	28,830	3.79
Dr. Karl-Gerhard Eick	163,891	4.87	0	0
Hamid Akhavan	0	0	19,840	3.79
Timotheus Höttges	0	0	17,050	3.79
Dr. Heinz Klinkhammer	163,891	4.87	0	0
Lothar Pauly	0	0	0	0
Walter Raizner	0	0	0	0

Total	375,977	4.87	65,720	3.79

(1)	Mr. Ricke no longer has any entitlement as a result of his resignation in November 2006.

Management Board total compensation for 2006

Total 2006 compensation for those persons who served as Management Board members during the time they were Management Board members was EUR 15,328,555.72 and is set forth in the table below. Included in the total compensation amount is the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for 2006, the fair value of the 2006 MTIP as of December 31, 2006 and the 2006 pension accrual (service costs).

2006 Management Board Total Compensation(1) (in €)

	Fixed Annual Salary	Other Compensation	Variable Remuneration	Total	MTIP (Fair value as of December 31, 2006)	Pension Expense (Service Costs)
Kai-Uwe Ricke (until November 12, 2006)	1,083,333.37	41,589.71	1,298,630.14	2,423,553.22	0.00	662,447.00
René Obermann	894,666.66	28,730.71	805,537.00	1,728,934.37	20,969.11	378,979.00
Dr. Karl-Gerhard Eick	993,750.00	88,962.04	894,375.00	1,977,087.04	24,807.20	747,257.00
Hamid Akhavan (from December 5, 2006)	58,064.52	27,566.84	53,260.27	138,891.63	12,481.61	15,671.23	(2)
Timotheus Höttges (from December 5, 2006)	54,435.48	949.44	49,931.51	105,316.43	9,985.29	28,315.00	(3)
Dr. Heinz Klinkhammer	840,000.00	67,350.47	840,000.00	1,747,350.47	0.00	908,955.00
Lothar Pauly	750,000.00	77,131.26	600,000.00	1,427,131.26	18,722.41	283,286.00
Walter Raizner (until December 4, 2006)	869,455.65	135,670.02	868,150.68	1,873,276.35	16,252.10	778,887.00

Total	5,543,705.68	467,950.49	5,409,884.60	11,421,540.77	103,217.72	3,803,797.23

(1)	Mr. Höttges and Mr. Akhavan were appointed to our Management Board effective December 5, 2006, and, as a result, the information provided is for the period from December 5 to December 31, 2006. Prior to their appointments, Mr. Höttges and Mr. Akhavan were members of the management board of T-Mobile International.
(2)	Based on a pro-rata calculation from December 5, 2006 for the above-mentioned lump-sum annual compensation payment (“pension substitute”).
(3)	Due to his brief membership of the Management Board, no service costs are reported for Mr. Höttges. The pension accrual relates to the projected benefit obligations for the period from December 5, 2006.

The provisions set up for pensions and vested rights to pensions for the current members of our Management Board amounted to EUR 9,074,117.00 as of December 31, 2006.

Former members of the Management Board

A total of EUR 11,852,133.15, reflecting payments and increases in provisions, was recorded as compensation for former members of the Management Board (for periods after the term of their Management Board service) and their surviving dependents. Due to the departure of members of the Management Board, there was an increase related to the calculation of pension provisions in the amount of EUR 4,257,493.00.

The provisions set up for current pensions and vested rights to pensions for this group of persons and their surviving dependents amounted to EUR 89,309,072.00 as of December 31, 2006.

Several former Management Board members are also entitled to a civil servant pension from the Civil Service Pension Fund. In 2006, there was no expense incurred in this regard. The present value of the estimated pensions of these former Management Board members amounts to EUR 4,295,871.00 as of December 31, 2006.

Mid-Term Incentive Plan

In 2004, we introduced our first MTIP to promote competitive total compensation for members of our Management Board, senior executives of the Deutsche Telekom group, and other beneficiaries, mainly in the United States and the United Kingdom. The MTIP is a global, group-wide compensation instrument for Deutsche Telekom AG and other participating group companies, which is designed to encourage mid- and long-term value creation in the group, and therefore align the interests of management and shareholders.

The plan has a measurement term of three years. The intention is to launch a similar plan annually on a revolving basis for five years. A decision will be taken each year on whether to launch the plan for that year, as well as on the specific terms of the plan, in particular the performance targets.

The MTIP is a cash-based plan. A certain amount is set as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries after the end of the measurement period for the relevant tranche of the plan (i.e., three years), subject to the achievement of the two performance targets set forth in the plan. In 2005 and 2006, we introduced MTIP tranches two and three with the same design features as the MTIP 2004.

The 2004, 2005 and 2006 MTIPs are tied to two equally weighted, stock-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out. If only one performance target is achieved, 50% of the amount is paid out. If neither performance target is achieved, no payment is made.

The absolute performance target will be reached if, at the end of the three-year measurement period for the respective plan, Deutsche Telekom’s share price has risen by at least 30% compared with its share price at the beginning of the measurement period. The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG’s Xetra® trading during the last 20 trading days prior to the beginning and end of the plan. For the 2004 MTIP, the performance target will be achieved if an average closing share price of at least EUR 18.30 is reached during the defined 20 trading day period preceding the end of the measurement period. For the 2005 MTIP, the relevant figure is EUR 21.36, for the 2006 MTIP it is EUR 18.20.

The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXXSM Total Return Index on a percentage basis over the same period during the term of the individual plan. The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra® trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares, etc., and the non-weighted averages of the Dow Jones EURO STOXXSM Total Return Index during the last 20 trading days prior to the beginning and end of the individual MTIP. For the 2004 MTIP, the index’s starting value is 317.95 points. The starting value of the total return of Deutsche Telekom shares corresponds to their share price at the beginning of the plan (EUR 14.08). For the 2005 MTIP, the index’s starting value is 358.99 points. The starting value of the total return of Deutsche Telekom shares corresponds to their share price at the beginning of the plan (EUR 16.43). For the 2006 MTIP, the index’s starting value is 452.02 points. The starting value of the total return of Deutsche Telekom shares corresponds to their share price at the beginning of the plan (EUR 14.00).

The ambition and strategic relevance of the performance targets will be reviewed and adjusted if necessary prior to the launch of each new plan. The nature or thresholds of the performance targets for the plan cannot be changed once the plan has begun.

At the end of the term of the plan, the General Committee of our Supervisory Board will establish whether the absolute and relative performance targets for the Management Board have been achieved. Based on the findings of the General Committee, the Management Board will establish whether the targets have been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payments will be made to the beneficiaries.

For the 2004 MTIP, neither the absolute nor the relative performance target had been achieved at the end of the term and, therefore, no payments under this plan will be made.

Stock Option Plans

Since our inception as a privatized company in 1995, we established two compensatory stock option plans in which our senior management and key employees, as well as those of our subsidiaries, were granted option rights to purchase our shares. Options under our Stock Option Plan 2000 expired in 2005 and this plan has been terminated. Our Stock Option Plan 2001 is described below. No additional options are available for grant under Stock Option Plan 2001. In addition, options are available for grant under the T-Mobile USA stock option plans described below.

Stock Option Plan 2001

At the shareholders’ meeting on May 29, 2001, an amendment to our Articles of Incorporation was approved, which conditionally increased our registered capital by up to a nominal amount of EUR 307.2 million, through the issuance of up to 120 million new shares (“Stock Option Plan 2001”). The shareholders’ resolution authorized our Supervisory Board to determine the detailed terms for the issuance of shares from this conditional share capital, and for the granting of option rights provided to Management Board members. In all other cases, our Management Board had been authorized to make these determinations.

At the shareholders’ meeting on May 18, 2004, our shareholders adopted a resolution that revoked the authorization to grant option rights given to our Boards under Stock Option Plan 2001, but only to the extent that the Boards had not yet granted option rights pursuant to the authorization. Further, our shareholders adopted a resolution on the partial cancellation of the conditional capital approved at the shareholders’ meeting on May 29, 2001, with respect to 107 million shares (with a nominal value of EUR 273,920,000). As a result, conditional capital in the aggregate amount of EUR 33,280,000 remained, exclusively in order to allow for the issuance of 13 million new no par value registered shares relating to option rights already granted prior to December 31, 2003, under Stock Option Plan 2001, to members of our Management Board, executives at levels below the Management Board, other executives, managers and specialists of Deutsche Telekom AG, and managing board members and other executives of second- and lower-tier domestic and foreign group companies. The remaining conditional capital is to be implemented only to the extent option right holders exercise their option rights.

The term of these option rights runs until August 12, 2011 (Tranche 2001), and July 14, 2012 (Tranche 2002). All option rights that have been granted pursuant to Stock Option Plan 2001 are currently exercisable.

New shares issued pursuant to this stock option plan participate in profits from the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year, but before the shareholders’ meeting at which a resolution on the appropriation of net profit for the preceding fiscal year is adopted, the new shares will participate in the profits as of the beginning of the previous fiscal year.

For further information regarding our stock-based compensation plans, including the number of options granted, exercise prices and expiration dates, see notes (42) and (51) to the consolidated financial statements.

T-Mobile USA Stock Option Plans

Before its acquisition on May 31, 2001, VoiceStream Wireless Corporation (“VoiceStream”, now T-Mobile USA) had granted stock options to its employees and certain other persons under its Management Incentive Stock Option Plan (MISOP). On May 31, 2001, all outstanding options of VoiceStream option holders were converted from the right to acquire VoiceStream common shares into the right to acquire Deutsche Telekom ordinary shares (or an equal number of Deutsche Telekom ADSs provided Deutsche Telekom maintains an ADS Program in the United States) at a ratio determined by multiplying the maximum number of VoiceStream common shares subject to such VoiceStream options by 3.7647. The exercise price for each Deutsche Telekom ordinary share equaled the exercise price per VoiceStream common share in effect immediately prior to the acquisition divided by 3.7647.

Before its acquisition on May 31, 2001, Powertel, Inc. (“Powertel”, now included in T-Mobile USA) had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all outstanding

Powertel options were converted from the right to acquire Powertel common shares into the right to acquire Deutsche Telekom ordinary shares ADSs at a ratio determined by multiplying the maximum number of shares of Powertel common stock subject to such options by 2.6353. The exercise price for each Deutsche Telekom ordinary share equaled the exercise price per share of Powertel common stock in effect immediately prior to the acquisition divided by 2.6353. After the May 31, 2001 acquisition, no further options were granted under any other Powertel stock option plans.

In connection with the merger, Deutsche Telekom deposited ordinary shares equal to the number of then outstanding VoiceStream and Powertel common shares subject to the outstanding options as of the date of the acquisitions at the conversion ratios set forth above, plus an additional 8,000,000 Deutsche Telekom ordinary shares. The options typically vest for a period of up to four years. All such options have a term of up to ten years. No options were permitted to be issued after December 31, 2004.

A total of 10,234,000 Deutsche Telekom ADSs underlying such options were outstanding at December 31, 2006.

For more information, see note (42) to the consolidated financial statements.

Loans to Supervisory Board and Management Board Members

Pursuant to the Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board. As a reporting issuer in the United States, we are subject to certain prohibitions on loans to our officers and directors. We have not extended any loans to current or former Management Board or Supervisory Board members.

SHARE OWNERSHIP

The members of our Management Board in 2006 owned a total of 2,080 Deutsche Telekom shares and options in respect of a total of 441,697 Deutsche Telekom shares, as of January 19, 2007. No individual member of our Management Board beneficially owned 1% or more of our outstanding shares as of January 19, 2007.

On an individual basis, the members of our Management Board in 2006 beneficially owned the following amount of Deutsche Telekom shares as of January 19, 2007:

Name	No. of Shares Subject to Options		No. of Shares Beneficially Owned
Current members:
René Obermann	48,195 28,830	(1) (2)	1,040

Hamid Akhavan	19,840	(2)	—
Dr. Karl-Gerhard Eick	163,891	(1)	1,040
Timotheus Höttges	17,050	(2)	—
Lothar Pauly	—		—

Former members who served on our Management Board during 2006:
Dr. Heinz Klinkhammer	163,891	(1)	—
Walter Raizner	—		—
Kai-Uwe Ricke	—		—

Total	441,697		2,080

(1)	Stock Option Plan 2001, tranche 1—exercise price: EUR 30.00; expiration date: August 12, 2011.
(2)	Stock Option Plan 2001, tranche 2—exercise price: EUR 12.36; expiration date: July 14, 2012.

The members of our Supervisory Board in 2006 owned a total of 8,284 Deutsche Telekom shares as of January 19, 2007. No individual member of our Supervisory Board in 2006 beneficially owned 1% or more of our outstanding shares as of January 19, 2007.

On an individual basis, the members of our Supervisory Board in 2006 beneficially owned the following amount of Deutsche Telekom shares as of January 19, 2007:

Name	No. of Shares Beneficially Owned
Current members:
Dr. Klaus Zumwinkel	—
Monika Brandl	774
Josef Falbisoner	556
Dr. Hubertus von Grünberg	—
Lawrence H. Guffey(1)	—
Ulrich Hocker	—
Lothar Holzwarth	730
Waltraud Litzenberger	144
Michael Löffler	250
Ingrid Matthäus-Maier	—
Dr. Thomas Mirow	—
Prof. Dr. Wolfgang Reitzle	—
Prof. Dr. Wulf von Schimmelmann	—
Dr. Klaus G. Schlede	—
Wolfgang Schmitt	5,009
Lothar Schröder	—
Michael Sommer	—
Ursula Steinke	450
Bernhard Walter	—
Wilhelm Wegner	371

Former members who served on our Supervisory Board during 2006:
Dr. Mathias Döpfner	—
Volker Halsch	—
Dr. sc. techn. Dieter Hundt	—
Hans W. Reich	—
Dr. Hans-Jürgen Schinzler	—
Prof. Dr. h.c. Dieter Stolte	—
Franz Treml	—

Total	8,284

(1)	Mr. Guffey does not own any ordinary shares of Deutsche Telekom AG. Blackstone DT Capital Partners V L.P., Blackstone DT Capital Partners V-A L.P., Blackstone DT Capital Partners V-S L.P., Blackstone Participation Partnership V L.P., Blackstone Family Investment Partnership V L.P. and Blackstone Family Investment Partnership V-A L.P. (collectively, the “BCP Funds”), for which Blackstone Management Associates V L.L.C. (“BMA”) is the general partner, and Blackstone GT Communications Partners L.P. and Blackstone Family Communications Partnership I L.P. (collectively, the “BCOM Funds” and, together with the BCP Funds, the “Blackstone Funds”), for which Blackstone Communications Management Associates I L.L.C. (“BCMA”) is the general partner, collectively beneficially own 191.7 million shares of Deutsche Telekom AG. BMA and BCMA, as the general partners of such respective Blackstone Funds, have indirect voting and investment power over the shares in Deutsche Telekom AG held or controlled by the Blackstone Funds. Mr. Guffey is a member of BMA and BCMA and disclaims any beneficial ownership of the shares beneficially owned by BMA or BCMA, except to the extent of his pecuniary interest therein.

No individual member of our Supervisory Board beneficially holds options to purchase Deutsche Telekom shares in an amount that exceeds 1% of the total shares outstanding.

EMPLOYEES AND LABOR RELATIONS

Employees

As of December 31, 2006, the companies within the Deutsche Telekom consolidated group employed a workforce of 248,800 people worldwide, excluding interns and apprentices. This represents an inrease of 2.1% compared to December 31, 2005.

The following table provides a geographic breakdown of our workforce at the dates indicated:

	December 31,
	2006	2005		2004
Deutsche Telekom group employees(1)	248,800	243,695		244,645
thereof:
Germany	159,992	168,015	(2)	170,951	(2)
European Union outside of Germany	45,144	37,273	(2)	38,736
Other European countries	9,014	9,169		9,848
North America	31,049	27,851		23,788
Rest of the world	3,601	1,387		1,322

(1)	Employees, excluding interns and apprentices.
(2)	The Scout24 group is reported under Germany. Prior-year comparatives have been adjusted.

The following table shows (i) the number of civil and non-civil servant employees within the Deutsche Telekom consolidated group, as well as within Deutsche Telekom AG, and (ii) the total number of employees by strategic business areas and Group Headquarters and Shared Services at the dates indicated:

Deutsche Telekom Group Employees(1)

	December 31,
	2006	2005	2004
Deutsche Telekom AG(1)	92,575	106,604	110,979
thereof:
Civil servants	40,380	45,954	47,163
Salaried employees and wage earners(2)	52,195	60,650	63,816
Deutsche Telekom group(3)	248,800	243,695	244,645
thereof:
Civil servants	40,380	45,954	47,163
Salaried employees and wage earners	208,420	197,741	197,482
thereof:(4)
Broadband/Fixed Network	103,786	111,267	114,083
Mobile Communications	60,429	51,410	47,797
Business Customers	56,397	52,041	51,173
GHS	28,188	28,977	31,592

(1)	Employees, excluding interns and apprentices.
(2)	Thereof, 6,605 “civil servants temporarily without civil servant status” at December 31, 2006. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions, or accept employment conditions within the group, that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.
(3)	Thereof 24,288 employees and civil servants at December 31, 2006, who have been transferred from Deutsche Telekom AG to subsidiaries with the right of return to Deutsche Telekom AG.
(4)	The figures for 2005 have been adjusted to correspond with the organizational structure of the Deutsche Telekom consolidated group as of January 1, 2006.

During 2006, we did not employ a significant number of temporary employees.

Employee Relations

In Germany, works councils (Betriebsräte), whose members are elected by the employees, represent the interests of the employees in accordance with the Works Council Act (Betriebsverfassungsgesetz). Works councils are established locally, as well as at the subsidiary level and at the group level. Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including work schedules and rules of conduct. In April 2004, we established an E.U.-wide works council, which complies with the E.U. Works Council Directive. It has the right to be informed and consulted regarding our E.U. employees, but does not have the right to participate in the decision-making process. Traditionally, we have had a good relationship with our works councils and the unions, and their cooperation is important to us, especially with regard to our work-force reduction plans.

Civil Servants

As of December 31, 2006, approximately 40,380 (16.2%) of our employees had civil servant status in Germany. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the law governing our privatization, our civil servant employees retained their civil servant status. Accordingly, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized, pursuant to the law governing our privatization, to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunication Agency (Bundesanstalt für Post und Telekommunikation or the “Federal Agency”) has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

Under the German Postal Employees Act, which governs the legal position of civil servants at Deutsche Telekom AG, we have been given greater flexibility with respect to our relationship with our civil servants. Among other things, this law allowed for the complete elimination of the Christmas bonus, making it possible for us to finance the reduction in weekly working hours from 38 to 34 under Deutsche Telekom’s employment alliance, which also applied to civil servants from April 2004. The agreement provides the option of assigning tasks in companies within or outside the group to active civil servants. The civil servants’ compensation, healthcare and pension entitlements have been maintained. Under certain circumstances, civil servants may also be transferred, even without their consent, to companies in which Deutsche Telekom AG has a direct or indirect majority shareholding.

Civil servants employed by us are entitled to pension benefits provided by the federal government pursuant to the Civil Servants’ Benefits Act (Beamtenversorgungsgesetz). Pursuant to the law governing our privatization, we are required to make annual contributions to a special pension fund established to fund such pension obligations. The special pension fund was merged in 2000 with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form a joint pension fund, the Federal Pension Service for Post and Telecommunication (Bundes-Pensions-Service für Post und Telekommunikation e.V., the “BPS-PT”). The BPS-PT works for the funds of all three companies and also handles financial administration for the Federal Republic on a trust basis. All transactions for pension and allowance payments to employees are made by BPS-PT for the companies Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

In accordance with the provisions of the Post and Telecommunications Reorganization Act (Postneuordnungsgesetz), the special pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants of Deutsche Telekom AG and the imputed gross remuneration of civil servants temporarily without civil servant status of Deutsche Telekom AG entitled to pension payments. These contributions amounted to EUR 842 million in 2006, EUR 862 million in 2005 and EUR 911 million in 2004. A fixed annual contribution of EUR 1.5 billion was payable for the years 1995 through 1999.

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

On May 31, 2006, the Federal Cabinet adopted a “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” and introduced it into the legislative process. Among other aims, this Act is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. On November 16, 2006, this Act entered into force. Accordingly, we are now able to include civil servants in staff restructuring measures. Civil servants of all service grades who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation, will be able to apply for early retirement from the age of 55.

Other Employees

As of December 31, 2006, approximately 208,420 (83.8%) of our employees were non-civil servants. In addition to being covered by collective bargaining agreements, the non-civil servant employees in Germany are, in general, covered by the Dismissal Protection Act (Kündigungsschutzgesetz), which imposes various restrictions on the involuntary termination of employment. Additionally, the Act on Protection Against Unfair Dismissal contains regulations that limit the fundamental right in German civil law to terminate long-term contracts (known as “continuing obligations”) in favor of employees to “socially justified dismissals.”

Many of our employees in Germany are organized in unions, principally the union “ver.di” (Vereinte Dienstleistungsgewerkschaft). We also have labor contracts negotiated with smaller unions. Due to our acquisition of debis Systemhaus GmbH in 2002, the union IG Metall (Industriegewerkschaft Metall) also represents some employees of T-Systems. The terms and conditions of employment and salary increases for non-civil servant employees are negotiated between the unions and us. Pursuant to the law governing our privatization, the Federal Agency is responsible for concluding collective bargaining agreements relating to certain statutorily defined non-wage benefits, rules of conduct and other general terms of employment. Such agreements only become effective with our consent. For more information regarding agreements between us and the Federal Agency, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

In June 2002, we and ver.di signed a collective agreement concerning employee rationalization matters. This agreement contains provisions providing protection in the case of rationalization-related job cuts affecting employees covered by collective agreements and apprentices who have successfully completed their training. In accordance with these provisions, we established Vivento, our personnel services agency. This agency has as its primary task the absorption of covered employees affected by rationalization measures and, after appropriate retraining, if necessary, the placement of those employees in vacant positions inside and outside of the group. If no appropriate positions are vacant, the employees may, for limited periods, be assigned to third party companies inside or outside the group for a fee, in accordance with the provisions of the Law on Labor Leasing (Arbeitnehmerüberlassungsgesetz). In this case, the employees remain employees of Deutsche Telekom AG and their contractual rights and obligations (under the terms of collective agreements) are not affected by the assignment. In 2003 and 2004, apprentices who had successfully completed their training at Deutsche Telekom AG were transferred to Vivento for a maximum period of one year immediately after the completion of their training. In this case, the task and objective of Vivento is to find long-term positions for these apprentices outside or inside the group. Since 2005, Deutsche Telekom AG has not employed any trained junior staff in Vivento on the basis of fixed-term contracts. An agreement was made with the employee representatives that the top 10% of trainees will be offered a permanent position with the group from 2005.

On March 23, 2004, we reached a collective bargaining agreement with ver.di. This agreement includes, among other things, a reduction in the number of trained junior staff employed, and a reduction in the weekly working time for the employees (Wochenarbeitszeitverkürzung) in Broadband/Fixed Network and Group Headquarters and Shared Services from 38 hours to 34 hours, with a partial reduction in wages for periods after March 2004. Additionally, a reduction of the compensation level for inactive employees within Vivento, from 100% to 85%, as of July 1, 2004, was agreed upon. Furthermore, as of January 1, 2005, a 2.7% increase in compensation took effect. In general, mandatory layoffs for operational reasons are generally suspended until the end of 2008. The pay for apprentices who are kept on for a limited period after their training was also reduced. In addition, as of January 1, 2005, apprentices who have completed their training are no longer transferred to Vivento. Instead, only the top 10% of each class completing their trainee examinations each year receive permanent positions within the group under the general employment terms and conditions.

As a result of the reduction in weekly working hours, an additional 9,800 jobs have been safeguarded. Accordingly, some employees were not required to be transferred to Vivento and some employees were transferred back to permanent positions within the group.

Our intention in establishing Vivento was to facilitate our reduction of excess staffing and to achieve long-term, efficient management of our workforce, while avoiding compulsory redundancies. The transfer of employees to Vivento commenced in the fourth quarter of 2002. Until June 30, 2003, all strategic business areas transferring employees to Vivento were obligated to make a one-time payment to Vivento. Commencing in 2004, strategic business areas transferring employees to Vivento, other than Broadband/Fixed Network, have been required to make one-time payments to Vivento relating to such transferred employees. The costs associated with future salaries of employees transferred to Vivento will be reflected in the results of our Group Headquarters and Shared Services segment.

Due to the distinct difference in negotiating positions, we instituted a prescribed conciliation procedure in the 2006 collective bargaining round for non-civil servant employees. In the collective bargaining negotiations, the conciliation committee headed by former Federal Minister Dr. Heiner Geißler issued a recommendation that was approved by both ver.di and our Management Board in June 2006. For employees covered by collective agreements, the agreement provides for a one-time payment of EUR 350, no pay increases until October 2006 and a 3% increase in pay-scale salaries starting in November 2006. This collective wage agreement will be effective until July 31, 2007. The conciliation procedure resulted in separate arrangements for civil servants, including a one-time payment of up to EUR 735 depending on the respective salary grade. To improve productivity and enhance competitiveness, paid breaks for staff using workstation monitors were reduced and the paid recuperation times were abolished in some areas. This partially offset the cost of the pay increase. The additional capacity generated by these measures will then be used to reduce outsourcing to third parties in the areas of services and installation going forward.

For information concerning our pension plan arrangements for non-civil servant employees, see note (29) to our consolidated financial statements, and “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

Staff Restructuring Program

The higher quality and service requirements imposed by business customers and consumers constitute one of the most important factors in how we utilize our employees. The rapid pace of technological advances, which are intensifying competition and thus cost pressure both on the national and international level, present a further challenge. In Germany and other European countries, regulatory authorities pursue policies of redistributing market share in favor of our competitors and at cost structures that do not reflect our actual costs or investments in infrastructure.

To this end, we have adopted a broad-based approach to staff restructuring, comprised of measures to reduce overall headcount while avoiding compulsory redundancies, alongside demand-driven skills development and employee advancement programs, as well as the targeted recruitment of junior staff with relevant skills. In existing core markets such as the fixed-line business, we are committed to downsizing the workforce in order to remain competitive, while in areas with direct customer contact such as our T-Punkt stores and in certain growth markets such as the mobile market in the United States, new jobs are being created.

In November 2005, Deutsche Telekom AG announced additional staff reduction measures. Under these current plans, a total of 32,000 employees in Germany, primarily in the Broadband/Fixed Network strategic business area, will leave the group by 2008, including employees that are anticipated to be transferred in connection with the divestiture outside of the group of certain Vivento business lines. At the same time, there are plans to hire approximately 6,000 new employees. Overall, the total number of jobs will be reduced by 19,000 over the period from 2006 to 2008. We estimate that the costs and charges related to this workforce reduction initiative will total approximately EUR 3.4 billion over three years.

Staff restructuring in the group involves many different mechanisms and constituencies. While severance and other retirement packages are aimed at reducing the headcount, we strive to avoid compulsory redundancies. One key element of the restructuring packages designed to reduce the existing staff surpluses was a special severance payment program, which was offered to Deutsche Telekom AG employees between ages 40 and 55 for a limited period from March 1 to August 31, 2006. The package offered an increased severance payment, up to a maximum of EUR 225,000. In addition to reducing staff, the special severance program also aimed to bring down the high average age of the workforce, particularly at the Broadband/Fixed Network strategic business area. The need for reduction measures also applies to the Business Customers strategic business area. Business Customers has launched its own range of measures to encourage downsizing, particularly at T-Systems Enterprise Services.

There has been a good response to these offers, which have been designed to avoid compulsory redundancies. By the end of 2006, approximately one-third of the planned workforce restructuring had been completed.

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

According to information supplied to us by the Federal Republic, at December 31, 2006, the Federal Republic’s direct ownership interest in our company was 14.83%. KfW, a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 16.87% of our shares at December 31, 2006.

The Federal Republic administers its shareholdings and exercises its rights as a shareholder of Deutsche Telekom through the German Finance Ministry. In their capacities as shareholders, the Federal Republic and KfW may exercise only those rights that they have under the Stock Corporation Act and our Articles of Incorporation, which are the same for all of our shareholders. For more information regarding our Articles of Incorporation, see “Item 10. Additional Information—Articles of Incorporation.”

At present, the Finance Ministry and KfW each have one representative on our Supervisory Board. Additionally, the Finance Ministry has one representative on the supervisory boards of our subsidiaries, T-Systems Enterprise Services GmbH, T-Systems Business Services GmbH and T-Mobile International AG. For a description of the rights and responsibilities of the members of the Supervisory Board, see “Item 6. Directors, Senior Management and Employees—Supervisory Board.”

The table below sets forth the number of our ordinary shares held by holders of more than 5% of our ordinary shares and their percentage of ownership, based on information supplied to us by such holders, as of the dates indicated.

	For the year ended December 31,(1)
	2006			2005			2004
Identity of Person or Group	Shares owned		%	Shares owned		%	Shares owned	%
Federal Republic(2)	646,575,126		14.83	646,575,126		15.40	954,372,849	22.74
KfW(3)	735,667,390	(4)	16.87	927,367,390	(4)	22.09	641,717,667	15.29

			31.70			37.49		38.03

(1)	Percentages calculated based on total outstanding shares as of the period end, which do not give effect to shares to be delivered in connection with the maturity of certain exchangeable bonds.
(2)	Reflects the sale of approximately 300 million shares by the Federal Republic to KfW in July 2005.
(3)	Reflects the transfer by KfW of approximately 22 million Deutsche Telekom shares to institutional KfW bondholders in April 2005.
(4)	Of which, approximately 285.3 million shares are subject to transfer to KfW securityholders in accordance with the terms of outstanding KfW securities maturing in 2008.

As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce its holdings of Deutsche Telekom shares. We do not expect that a reduction in the holdings of our shares by the Federal Republic or KfW will have a material negative effect on our governance or business.

Based on our share register, as of February 28, 2007, we had approximately 2,192,413 registered holders of our ordinary shares, including 1,930 registered holders of our shares with addresses in the United States. As of December 31, 2006, there were 4,361,119,250 total outstanding shares.

As of February 28, 2007, there were 184,779,502 of our ADSs outstanding, with 1,420 holders of record of our ADSs with addresses in the United States and 52 holders of record of our ADSs with addresses outside the United States.

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

For as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhängigkeitsbericht) setting forth the relationships and the transactions entered into between us and the Federal Republic or its affiliated agencies and enterprises. This “related-party report,” which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor’s findings thereon and inform the shareholders as to the conclusions of both. In the 2006 related-party report, our Management Board declared that, under the circumstances known to the Management Board at the time we performed the specified business transactions with the Federal Republic or its affiliated enterprises (including the Federal Agency), we received appropriate remuneration in respect of these transactions, and that we did not perform or omit any actions on behalf of, or on the instructions of, the controlling shareholder, in its capacity as such, or of its affiliated enterprises. Our independent auditors have confirmed the accuracy of our 2006 related-party report regarding the relationships between our controlling shareholder and us.

Coordination and Administrative Responsibilities of the Federal Agency

Pursuant to German law, the Federal Agency provides certain services to Deutsche Telekom, Deutsche Postbank and Deutsche Post and has certain rights and responsibilities with respect to the administration of the common affairs of these companies. For example, the Federal Agency is responsible for concluding general collective bargaining agreements (Manteltarifverträge) on behalf of these entities with employees relating only to certain non-wage benefits, rules of conduct and other general terms of employment. These agreements only become effective with the consent of the affected entity. The Federal Agency’s right to conclude these agreements does not affect our right to negotiate particular terms of employment, including wages, salaries and conditions of employment, independently on our own behalf. The Federal Agency also administers the health insurance fund for civil servants (Postbeamtenkrankenkasse) and the pension fund for non-civil servants (Versorgungsanstalt der Deutschen Bundespost) employed by Deutsche Postbank, Deutsche Post, others and us. The Federal Agency has certain additional responsibilities and rights with respect to civil servants employed by Deutsche Post, Deutsche Postbank and us. The Federal Agency has the right to provide advice concerning the coordination of the activities of our Company, Deutsche Postbank and Deutsche Post, particularly, with respect to their public image, issues that may arise if the business plans of these entities conflict and, upon request, with respect to certain personnel issues.

Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post and the Federal Agency. Because German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We made a payment of EUR 53 million for these services in 2006 (compared to EUR 49 million in 2005 and EUR 55 million in 2004).

The total costs of the Federal Agency, consisting mainly of personnel costs for its employees, are allocated pursuant to a cost plus 2% attribution system of the Federal Agency on the basis of the actual expenses of the Federal Agency.

Federal Republic as Regulator

The Federal Republic’s role as regulator is independent and distinct from its role as shareholder. This regulatory function is exercised by the Federal Network Agency. Our telecommunications licenses held in

Germany were acquired from the Federal Republic or its agencies. For more information, see “Item 4. Information on the Company—Regulation.”

Federal Republic and Affiliated Entities as Customers

The Federal Republic is one of our largest customers and purchases services on an arm’s length basis. We deal with the various departments and agencies of the Federal Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. We enter into contracts to provide telecommunications services to the Federal Republic and its agencies and instrumentalities (including corporations owned, or controlled by, or affiliated with, the Federal Republic) on an arm’s length basis in the ordinary course of our business.

In 2006, we purchased goods and services amounting to EUR 0.6 billion (compared to EUR 0.7 billion in 2005 and EUR 0.7 billion in 2004) from Deutsche Post World Net group. These mainly related to postage charges for letters and packages. During the same period, Deutsche Post purchased goods and services totaling EUR 0.3 billion (compared to EUR 0.4 billion in 2005 and EUR 0.4 billion in 2004) from us. This amount primarily consisted of IT products and services.

We are a partner in a consortium that has contracted with the Federal Republic to develop and operate an innovative system for the collection of toll charges from heavy vehicles for their use of the German high-speed highway system. Pursuant to this arrangement, we have, along with our partners, undertaken certain obligations, including financial and performance obligations. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources—Contractual Obligations and Other Commitments” and “Item 8. Financial Information—Legal Proceedings.”

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

The Chairman of our Supervisory Board, Dr. Klaus Zumwinkel, is also the Chairman of the Management Board of Deutsche Post AG, as well as the Chairman of the Supervisory Board of Deutsche Postbank AG.

Arrangements with Deutsche Postbank

We and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 0.6 billion. This line of credit was not utilized at the end of the year. The interest rate of this credit is a reference rate plus a margin that depends on the rating of the Company. The margin is currently 15 basis points per year. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.”

In the ordinary course of business we engage in a variety of other routine commercial banking relationships with Deutsche Postbank. We deposited cash with Deutsche Postbank in 2006 at normal market rates of interests and maturities. On December 31, 2006, the deposited cash totaled EUR 0.4 billion.

Prof. Dr. Wulf von Schimmelmann, a member of our Supervisory Board, is also the Chairman of the Management Board of Deutsche Postbank AG.

Arrangements with KfW

Our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., entered into two loan agreements with KfW in the amount GBP 150 million each, which are guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our credit rating. One loan will mature in one year and the other in three years.

Pension Contributions for Civil Servants

Civil servants (Beamte) employed by us are entitled to pension benefits provided by the Federal Republic. Under German law, we are required to make annual contributions to a special pension fund (Unterstützungskasse) established to fund these pension obligations. For more information, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations” and “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Broadband/Fixed Network—Broadband/Fixed Network Operating Expenses.”

Federal Republic Guarantees

Under German law, all of our liabilities outstanding as of January 1, 1995, the date of Deutsche Telekom’s registration in the Commercial Register (Handelsregister) in Bonn, became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic’s obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 1, 1995. These guarantees amounted to an aggregate of EUR 2.0 billion as of December 31, 2006.

DT 3 Offering

In connection with the global offering of our securities by KfW in June 2000 (the “DT 3 Offering”), we agreed to bear certain offering-related expenses in view of the benefits to be accrued by us from the offering. We, the Federal Republic and KfW agreed to indemnify the underwriters of that offering against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, in the manner provided for in the underwriting agreement. The underwriting agreement allocated among us, the Federal Republic and KfW indemnification responsibility for particular sections of the disclosure materials, with us taking responsibility vis-à-vis the underwriters for, among other things, the parts of the disclosure materials concerning our business and financial statements. Additionally, we agreed with KfW to assume responsibility for errors, if any, in the translation of some of the prospectuses and in certain supplementary disclosure items that were required under local law in some offering jurisdictions. Moreover, as the issuer of the shares that were offered, we became subject to the prospectus liabilities, if any, associated with the registering or listing of the securities offered in various jurisdictions. The underwriting agreement provided that its underwriter indemnification provisions were in addition to, and did not affect, any liability that we, KfW, the Federal Republic or the underwriters may otherwise have had. For more information, see “Item 8. Financial Information—Legal Proceedings.”

Other Transactions

We provide telecommunications services to numerous companies, mainly throughout Europe, in the ordinary course of our business, including firms in which we hold an ownership interest and firms with which certain members of the Supervisory Board are affiliated.

Mr. Guffey, a member of our Supervisory Board, does not own any ordinary shares of Deutsche Telekom AG. Blackstone DT Capital Partners V L.P., Blackstone DT Capital Partners V-A L.P., Blackstone DT Capital Partners V-S L.P., Blackstone Participation Partnership V L.P., Blackstone Family Investment Partnership V L.P. and Blackstone Family Investment Partnership V-A L.P. (collectively, the “BCP Funds”), for which Blackstone Management Associates V L.L.C. (“BMA”) is the general partner, and Blackstone GT Communications Partners L.P. and Blackstone Family Communications Partnership I L.P. (collectively, the “BCOM Funds” and, together with the BCP Funds, the “Blackstone Funds”), for which Blackstone Communications Management Associates I L.L.C. (“BCMA”) is the general partner, collectively beneficially own 191.7 million shares of Deutsche Telekom AG. BMA and BCMA, as the general partners of such respective Blackstone Funds, have indirect voting and investment power over the shares in Deutsche Telekom AG held or controlled by the Blackstone Funds. Mr. Guffey is a member of BMA and BCMA and disclaims any beneficial ownership of the shares beneficially owned by BMA or BCMA, except to the extent of his pecuniary interest therein.

ITEM 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

For more information, see “Item 18. Financial Statements.”

EXPORT SALES

See note (39) to the consolidated financial statements for a presentation of our revenues by geographic area.

LEGAL PROCEEDINGS

The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. In addition, proceedings involving alleged abuse of a market-dominant position by us, and alleged antitrust violations, are pending before regulatory and competition law authorities. For additional information concerning pending proceedings before or involving competition and regulatory authorities, see “Item 4. Information on the Company—Regulation.”

Securities and Corporate Law-Related Proceedings

German Prospectus Liability Suits

Since 2001, purported purchasers of our shares sold pursuant to prospectuses dated May 28, 1999, and May 26, 2000, have filed over 2,000 lawsuits in Germany predominantly alleging that the book values of our real property portfolio were improperly established and maintained under German GAAP and that we allegedly failed to adequately disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation (the predecessor of T-Mobile USA). In a more recent series of related lawsuits, however, which were mainly filed in May 2003, plaintiffs assert additional allegations, including, among other things, that the purchase price for the U.K. mobile carrier One2One was unreasonably high, that the prospectus did not adequately inform investors about necessary write-offs to goodwill, that our internal mid-term financial plan for 2000-2004 was inaccurate, and that the prospectus did not properly inform investors about the general risks of international expansion, relations with our major shareholder, the Federal Republic, and the risks of the liberalization of the German telecommunications market. Further, they allege that our business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be purchased in an auction in August 2000.

These lawsuits are pending before the District Court (Landgericht) in Frankfurt am Main. On July 11, 2006 (with respect to the offering prospectus dated May 26, 2000) and on November 22, 2006 (with respect to the prospectus dated May 28, 1999), the court issued orders for model proceedings (Vorlagebeschluss) with respect to these lawsuits based on the Act on Model Case Proceedings in Disputes under Capital Markets Law (Kapitalanleger-Musterverfahrensgesetz, the “Capital Markets Model Case Act”) seeking a decision of the Frankfurt Court of Appeals (Oberlandesgericht Frankfurt am Main) as to common questions of law and fact with respect to the above-mentioned allegations. The master decision by the Court of Appeals will be binding for all parties in the main proceedings. The aggregate amount of all shareholders’ claims filed in Germany in these lawsuits is approximately EUR 77 million.

We are contesting each of the aforementioned lawsuits vigorously, but we are not in a position to predict the outcome of the lawsuits at this time.

Prospectus Liability Conciliation Proceedings

In addition, many purported shareholders have initiated conciliation proceedings with a state institution in Hamburg (Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg, the “OeRA”), in our view, mainly as an effort to stay the statute of limitations. According to information we have received from the OeRA, several thousand shareholders have instituted conciliation proceedings. We expect the claims made in these conciliation proceedings to be analogous to those made in the prospectus liability lawsuits described above.

Our participation in these conciliation proceedings would be voluntary, and we have declined to participate. The OeRA has already closed a number of the proceedings because of the lack of participation of either or both parties, and we expect that the remaining procedures will also be closed. However, upon the closing of the conciliation proceedings, the statute of limitations with respect to the time within which to bring a civil action is stayed for six months. A number of applicants have already filed civil proceedings, and we expect that a substantial number of additional applicants will file lawsuits analogous to those made in the prospectus liability lawsuits described above.

Reimbursement Proceedings against the Federal Republic and KfW

In December 2005, we filed lawsuits against the Federal Republic and KfW for the reimbursement of expenses in connection with a June 2000 offering of our shares, in the amount of approximately EUR 112 million. We claim that the Federal Republic and KfW are obliged to reimburse us for legal expenses and settlement costs that we incurred in connection with the resolution of U.S. class action lawsuits relating to that offering. Our claim includes a demand for reimbursement of our D&O insurers in the aggregate amount of EUR 46 million. The district court in Bonn (Landgericht Bonn) held a first oral hearing on February 14, 2007 and a decision is expected in mid-2007.

PTC Proceedings

In December 2000, T-Mobile Deutschland commenced arbitration proceedings in Vienna, Austria, against Elektrim S.A. (“Elektrim”) and Elektrim Telekomunikacja (“Telco”) claiming that Elektrim and Telco breached the terms of the Deed of Foundation of PTC by transferring all but one of its shares in PTC to Telco, a limited company under Polish law in which each of Elektrim and Vivendi Universal S.A. (“Vivendi”) had a shareholding of 49% (with another company, Ymer, holding the remaining 2%). In particular, T-Mobile Deutschland claimed that:

•	the transfer of shares required the approval of PTC’s supervisory board;

•	the shareholders’ agreement permitted only the transfer of a party’s entire interest; and

•	the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained.

In November 2004, the arbitration tribunal ruled that the transfer of the PTC shares to Telco was invalid and that if Elektrim could not recover those shares within two months, this shall be deemed to be a material breach, which under the PTC shareholders’ agreement would give rise to a call option in favor of T-Mobile Deutschland over Elektrim’s shares at a price equal to their book value. Because Elektrim, in our opinion, did not recover these shares within the two-month period, T-Mobile Deutschland provided notice of exercise of its call option on such shares. Elektrim disputes the validity of this call option and claims it did recover the shares within the two-month period set by the tribunal. Telco brought an action for nullification of the ruling of the arbitration tribunal. On December 20, 2005, a commercial court in Vienna nullified the decision of the arbitration tribunal that the transfer of PTC shares to Telco was invalid. A subsequent appeal from this decision by Elektrim and T-Mobile Deutschland before the Vienna Court of Appeals was successful. Thereafter, the Austrian Supreme Court rejected Telco’s further appeals of this matter. Accordingly, the ruling of the arbitration tribunal can no longer be challenged or nullified.

Elektrim and T-Mobile Deutschland sought recognition of the November 2004 arbitration ruling before the Polish courts, which recognition was granted by the competent Warsaw court of first instance. On March 29, 2006, the Warsaw Court of Appeals confirmed the lower court decision recognizing the Vienna arbitration award of November 2004 as binding and enforceable in Poland. The Warsaw Court of Appeals thus gave full effect to the November 2004 Vienna arbitration ruling. This decision has been subject to a further appeal by Telco to the Polish Supreme Court, which sent the case back to the court of first instance to be reconsidered, citing only procedural irregularities. T-Mobile Deutschland will seek to reaffirm the recognition ruling in the near term.

Other litigation among the parties, including Vivendi, Elektrim and Telco continues. In particular, in April 2005, T-Mobile Deutschland and we were served a complaint which was filed by Vivendi with the

Tribunal de Commerce de Paris (the “Commercial Court”) seeking a declaratory judgment that contractual negotiations with Vivendi had been maliciously terminated in September 2004, thereby causing Vivendi to incur damages in the amount of approximately EUR 2.2 billion. Additionally, Telco initiated tort actions in the District Court in Warsaw against seven of our employees who have been nominated to, or have acted as nominees of T-Mobile Deutschland in, the corporate bodies of PTC, claiming PLN 3 million (approximately EUR 0.8 million), and an additional as yet undetermined amount, in damages. We believe the claims to be unfounded and will contest these proceedings vigorously.

In February 2006, we were informed that Telco had filed a lawsuit seeking to exclude T-Mobile Deutschland from its ownership in PTC and to obtain summary relief freezing T-Mobile Deutschland’s shareholder rights. Such relief was not granted.

On April 13, 2006, Vivendi filed arbitration proceedings against us with the International Chamber of Commerce in Paris, France (with the place of arbitration located in Geneva, Switzerland), alleging a breach of contract that purportedly caused Vivendi to incur damages in an amount of more than EUR 3 billion. Vivendi alleges that we, T-Mobile International AG & Co KG, Telco, other defendants and Vivendi had reached an oral agreement to end, among others things, all legal disputes concerning the equity interests in PTC. We believe the claims to be unfounded and will contest these proceedings vigorously.

On October 23, 2006, T-Mobile USA, Inc., T-Mobile Deutschland, T-Mobile International AG, and Deutsche Telekom AG, were named as defendants in a complaint filed by Vivendi S.A. in the United States District Court for the Western District of Washington. The complaint, as amended, alleges violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) based on allegations that the defendants engaged in, among other things, fraudulent conduct in connection with the acquisition of a controlling stake in PTC. Vivendi is seeking, among other things, an order requiring the return of the PTC shares obtained by defendants from Elektrim, damages equal to the fair market value of its investment in PTC, lost revenue and profit, and treble damages pursuant to the RICO statute. We believe that Vivendi’s allegations are unsustainable and we intend to contest this proceeding vigorously.

We can offer no assurances as to the duration or ultimate outcome of the proceedings described above.

Proceedings Relating to the Merger with T-Online International AG (T-Online)

Release Proceedings Relating to the T-Online Merger

Some former shareholders of T-Online filed lawsuits with the District Court in Darmstadt (Landgericht Darmstadt) challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom AG, adopted at the T-Online Shareholders’ Meeting on April 29, 2005.

On August 12, 2005, T-Online filed an application for release with the District Court in Darmstadt (Landgericht Darmstadt), seeking an order preventing the lawsuits of such shareholders from standing in the way of the merger’s registration in the commercial registers of T-Online and Deutsche Telekom in Darmstadt and Bonn, respectively, and thus becoming effective. On November 29, 2005, the District Court rejected T-Online’s application for release. On December 9, 2005, T-Online filed an immediate appeal with the Court of Appeals in Frankfurt am Main (Oberlandesgericht Frankfurt am Main) in the release proceedings. In response to T-Online’s appeal, the Court of Appeals set aside the decision of the Darmstadt District Court (Landgericht Darmstadt) and found that such lawsuits do not stand in the way of the registration of the merger with Deutsche Telekom in the commercial register. The decision by the Court of Appeals became final and binding upon the Federal Court of Justice refusing to review the decision of the Court of Appeals by a ruling communicated on June 1, 2006. Accordingly, the merger was registered in the commercial registers on June 6, 2006 and became effective on such date.

To the extent that the plaintiffs have not withdrawn their lawsuits, the main proceedings on the lawsuits challenging the validity of the T-Online shareholder’s resolution approving the merger agreement continue. However, even if the plaintiffs prevail, these lawsuits would not lead to an annulment of the merger, and the court could only find Deutsche Telekom liable for damages. On August 23, 2006, the District Court in Frankfurt am Main (Landgericht Frankfurt am Main) rejected the transfer of the lawsuits from the District Court in Darmstadt (Landgericht Darmstadt) to the District Court in Frankfurt am Main (Landgericht Frankfurt am Main). On October 20, 2006, the District Court in Darmstadt (Landgericht Darmstadt) decided to have the Court of Appeals in Frankfurt am Main (Oberlandesgericht Frankfurt am Main) determine the competent court. We believe that the lawsuits challenging the validity of the merger resolution are without merit.

Several former T-Online shareholders filed requests for judicial review of the appropriateness of the merger exchange ratio set forth in the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom with the District Court in Frankfurt am Main (Landgericht Frankfurt am Main). A date for a court hearing has not been set yet. Under the German Transformation Act (Umwandlungsgesetz) former shareholders of T-Online, whose shares have been exchanged for Deutsche Telekom shares in the course of the merger, may request a judicial review of the appropriateness of the merger exchange ratio by the District Court in Frankfurt am Main (Landgericht Frankfurt am Main) in appraisal proceedings. If in these appraisal proceedings it is found in a final and binding way that the exchange ratio was too low for the T-Online shares, the competent court would assess an additional cash payment, which Deutsche Telekom would pay to all former T-Online shareholders whose shares had been exchanged for Deutsche Telekom shares in the course of the merger. The exchange ratio set forth in the merger agreement was determined on the basis of company evaluations conducted by Deutsche Telekom and T-Online with the assistance of two audit firms. In addition, after the conclusion of the merger agreement, the independent merger auditor selected and appointed by order of the court had stated that, according to his findings, the exchange ratio is appropriate.

Damage and Information Proceedings Relating the Voluntary Public Offer for T-Online Shares

In December 2005, four shareholders of T-Online International AG, who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares, filed lawsuits with the District Court in Frankfurt am Main (Landgericht Frankfurt am Main). These plaintiffs allege that we had provided incomplete information in connection with the offer, and therefore requested a declaratory judgment to the effect that we are liable for damages. Plaintiffs have not yet specified the amount of damages sought. The District Court in Frankfurt am Main (Landgericht Frankfurt am Main) dismissed the lawsuits on June 19, 2006. Appeals have been filed by the plaintiffs with the Court of Appeals in Frankfurt am Main (Oberlandesgericht Frankfurt am Main). A date for a hearing before the Court of Appeals has been set for March 14, 2007. We believe that these lawsuits are without merit.

In addition, two of these plaintiffs have filed an application with the District Court in Frankfurt am Main (Landgericht Frankfurt am Main) requesting disclosure with regard to information in connection with the voluntary public offer. They allege that T-Online had provided incomplete information in the 2006 ordinary meeting of the shareholders of T-Online and seek additional information to be provided. The court rejected the application on September 12, 2006. The plaintiffs have filed appeals with the Court of Appeals in Frankfurt am Main (Oberlandesgericht Frankfurt am Main). We believe that these lawsuits are without merit.

Lawsuits Relating to the Resolutions Passed in the 2006 Ordinary Meeting of the Shareholders of T-Online

Two former T-Online shareholders have filed lawsuits with the District Court in Frankfurt am Main (Landgericht Frankfurt am Main) challenging the validity of the resolutions formally approving the acts of the management board and the supervisory board of T-Online and of the resolution rejecting the application for the appointment of a special auditor. Further, the plaintiffs request a declaratory judgment that the application for the appointment of a special auditor be approved instead. They allege that T-Online had provided incomplete information in the 2006 ordinary meeting of the shareholders of T-Online and that Deutsche Telekom was excluded from exercising voting rights at this shareholders’ meeting. On September 18, 2006, the court decided it did not have jurisdiction and transferred the lawsuit to the District Court in Bonn (Landgericht Bonn). A date for a court hearing has been set for May 8, 2007.We believe that these lawsuits are without merit.

Competition Law

The German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) prohibits the abuse of a market-dominant position as well as the distortion of competition through agreements or collusive behavior by market participants. Mergers, including the creation of joint ventures, must be notified to the Federal Cartel Office before they can be executed if the concerned undertakings’ turnover reaches a certain threshold, but remains below the threshold above which mergers must be notified to the E.U. Commission. The Federal Cartel Office is obligated to prohibit a merger if it creates or strengthens a market-dominant position.

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

In December 2006, Communication Services TELE2 GmbH (“TELE2”) filed a lawsuit with the District Court in Dusseldorf requesting an injunction ordering us to refrain from (i) offering product bundles consisting of an option tariff and T-DSL broadband access and broadband online tariffs to the extent that the price advantage for the bundle offer compared to the sum of the charges for the individual elements exceeds EUR 48 during a subscription period of 12 months or (ii) granting option tariff subscribers a voucher that is worth more than EUR 85 and which may be used in connection with a subscription for an additional T-DSL broadband access or broadband online tariff. In addition, TELE2 is seeking a declaratory judgment that it is entitled to obtain compensation for all material and immaterial damages resulting from the bundle offers described above. TELE2 bases its claims on the assumption that we hold a market dominant position in the relevant market(s) and alleges that bundle offers with price advantages exceeding the described thresholds would be abusive and, therefore, prohibited. We believe TELE2’s claims to be unfounded and will contest them vigorously.

The requirements imposed upon us by German competition law must also be viewed in the context of E.U. competition rules. For more information, see “Item 4. Information on the Company—Regulation—The E.U. Regulatory Framework—Competition Law.”

Proceedings Against Decisions of the Federal Network Agency

Wholesale Markets

Interconnection

In 2001, the Federal Network Agency issued a decision regarding the charges for interconnection services in the period from December 1, 2001 through November 2003, replacing the distance-based tariff structure with an element-based tariff structure. Certain of our competitors and we filed complaints and requests for injunctions with the Cologne Administrative Court. These motions for injunctions were rejected. In the main action some competitors and we withdrew the complaints. The remaining complaints in the main action are still pending.

In November 2003, the Federal Network Agency issued a decision adjusting the rates applicable to interconnection services from December 1, 2003 through May 2006. A competitor filed a complaint with the Cologne Administrative Court against the charges for certain interconnection services, claiming lower rates. These proceedings are still pending.

In December 2003, the Federal Network Agency partly approved an application from 15 local carriers for higher call termination charges. We pay these charges for calls originating in our network that are terminated in the networks of other carriers. Before this decision, these charges had always been billed on a reciprocal basis, for example, at the rate approved for us. Under this decision, with effect from December 15, 2003 through October 31, 2004, local carriers were allowed to charge EUR 0.005 per minute more for the termination of calls in their networks than we could charge for the termination of calls in our network. We filed a complaint against this decision in the Cologne Administrative Court and asked the court for an injunction, which was granted in February 2004. The Federal Network Agency appealed this decision, but the Appellate Administrative Court in Münster rejected its appeal. In the main action, the Cologne Administrative Court decided in our favor, but several of our competitors appealed this decision. The Federal Administrative Court (Bundesverwaltungsgericht) in Leipzig rejected the appeals. In addition, 15 local carriers filed a complaint against the Federal Network Agency’s December 2003 decision, claiming that the call termination charges they were allowed to charge should be higher. The Cologne Administrative Court rejected the complaints. The carriers appealed these decisions. The Federal Administrative Court referred the cases back to the Cologne Administrative Court. The proceedings are still pending.

In June 2003, the Federal Network Agency issued a decision approving a surcharge of EUR 0.04 on our basic interconnection tariffs (an “access-cost contribution”). Certain of our competitors filed complaints with the Cologne Administrative Court, seeking the annulment of the Federal Network Agency’s decision, and asked the court for an injunction. The court granted the injunction, but we appealed this decision to the Appellate Administrative Court in Münster, which decided in our favor. In the main action, the Cologne Administrative Court granted our competitors’ requested relief, but we have appealed this decision. The Federal Administrative Court transferred the case to the European Court of Justice. These proceedings are still pending.

In September 2003, the Federal Network Agency revoked the aforementioned access-cost contribution insofar as it applied up to November 2003. Two of our competitors filed complaints against this decision, claiming that the access-cost contribution should have been revoked retrospectively as well as prospectively. These proceedings are still pending.

In September 2004, the Federal Network Agency issued a decision adjusting the rates we could charge for our wholesale broadband product, ZISP, from October 1, 2004 to October 31, 2005. This product offered customers operating IP platforms access to our digital subscriber line network. We filed a complaint against this decision and asked the Cologne Administrative Court for an injunction, claiming higher rates for using specific IP-connecting services. The Cologne Administrative Court rejected the requested injunction. In the main action, we withdrew our complaint with respect to certain of the core claims. With respect to the remaining claims, we are still awaiting the decision of the court.

In October 2005, the Federal Network Agency issued a decision adjusting the rates we could charge for ZISP from November 1, 2005 to November 30, 2007. We filed a complaint against this decision and asked the Cologne Administrative Court for an injunction, claiming higher rates for using specific IP-connecting services. The Cologne Administrative Court rejected the requested injunction. The proceedings in the main action are still pending.

In April 2006, the Federal Network Agency issued a decision adjusting the rates applicable to the interconnection services “Telekom-O.12” and “Telekom-O.14.” These wholesale products provide transmission services for data traffic to competitors who use conventional PSTN technology without IP technology. A competitor filed a complaint with the Cologne Administrative Court against this decision and requested lower rates. The proceedings are still pending.

In September 2006, the Federal Network Agency imposed upon us the obligation to offer bitstream access to our competitors. We were obliged to publish a reference offer for these access services by mid-December 2006. Bitstream access is viewed by our competitors as essential for the provision of wholesale DSL products and services. The Federal Network Agency’s order obliges us to provide competitors access to our DSL network to enable them to offer broadband high-speed services to customers. Additionally, we are required to provide transmission services to competitors, to carry traffic to a higher level in the network hierarchy where new entrants may already have a point of presence. This will allow competitors to provide data services without the need to enlarge their own IP-based networks. In October 2006, we filed a complaint against this decision and asked the Cologne Administrative Court for an injunction to suspend these obligations. The Cologne Administrative Court rejected the requested injunction. The proceedings in the main action are still pending.

Local Loop

In 1999, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from April 1, 1999 to March 31, 2001. Certain of our competitors and we filed complaints with the Cologne Administrative Court against this decision. We subsequently withdrew our complaint. Regarding the complaints of the competitors a dispute arose as to whether, and to what extent, our business secrets disclosed to the Federal Network Agency could also be disclosed to our competitors taking part in the proceedings. In August 2003, the Federal Administrative Court ordered the Federal Network Agency to disclose to the Administrative Court, and thus indirectly to our competitors participating in these proceedings all of its files in connection with its local loop rates decision, including the disclosure of our business secrets. In October 2003, we filed a complaint with the Federal Constitutional Court (Bundesverfassungsgericht) and applied for an injunction. In February 2004, the Federal Constitutional Court granted the injunction in essence. The court decided that the Federal Network Agency could not disclose the files containing our business secrets, except for those related to the Federal Network Agency’s challenged decision in 1999. In March 2006, the Federal Constitutional Court also ruled in our favor in the proceedings in the main acting, holding that we have certain constitutional rights. The Federal Constitutional Court stated that the Federal Administrative Court had violated our constitutional rights by ordering the disclosure of our business secrets. In addition, the Federal Constitutional Court remanded the case to the Federal Administrative Court to implement the rules laid down in the main decision of the Federal Constitutional Court. In February 2007, the Federal Administrative Court remanded the case to the Cologne Administrative Court to decide whether or not the files contain business secrets and whether or not these secrets must be disclosed to competitors.

In 2001, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from April 1, 2001 to March 31, 2003. In April 2001, certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. We subsequently withdrew our complaint. Regarding the complaints of our competitors, proceedings are still pending. However, in February 2006, the Cologne Administrative Court submitted ten questions related to the interpretation of the relevant E.U. local loop regulation to the European Court of Justice. The proceedings can only continue after the European Court of Justice has reached a decision referring to this interpretation request, which is expected in late 2007.

In 2003, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from May 1, 2003 to March 31, 2005. Certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. These proceedings are still pending.

In 2004, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop (in this case, relating to our activation and termination charges). Certain of our competitors filed complaints against this decision and asked the Cologne Administrative Court for an injunction, but the court rejected this request. The proceedings in the main action are still pending.

In 2005, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop provided during the period from April 1, 2005 to March 31, 2007. We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates, and asked the court for an injunction. The Cologne Administrative Court rejected the requested injunction. In the main action, the proceedings are still pending. Certain of our competitors also filed complaints against the Federal Network Agency’s decision seeking lower rates. These proceedings are still pending.

In 2005, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop (relating to our activation and termination charges). Certain of our competitors filed complaints with the Cologne Administrative Court against this decision. The proceedings are still pending.

In 2005, the Federal Network Agency issued a decision regarding the access to the local loop according to legal conditions of the new telecommunication law which was implemented in summer 2004. Certain of our competitors filed complaints against this decision. In addition, a competitor asked the Cologne Administrative Court for an injunction. The court, however, rejected the requested injunction. In the main action, the Cologne Administrative Court also rejected the complaint of the competitor. The competitor appealed the decision. The proceedings are still pending. Regarding the complaints of the other competitors, the proceedings in the main action are still pending.

Mobile Termination Rates

In 2006, the Federal Network Agency issued a decision subjecting T-Mobile Deutschland’s mobile termination rates to ex-ante regulation. As a consequence, T-Mobile Deutschland will be required to obtain approval for new mobile termination rates from the Federal Network Agency before such rates can be charged to competitors. T-Mobile Deutschland, like the other major mobile network operators, filed complaints with the Cologne Administrative Court and asked the Court for an injunction against this decision. The request for injunction was rejected and the proceedings in the main action are still pending. A decision of the Cologne Administrative Court is expected within the first half of 2007.

In addition, on the basis of this decision, the Federal Network Agency issued a decision in 2006 adjusting the rates we could charge for the termination of calls into the mobile network of T-Mobile Deutschland during the period from November 23, 2006 to November 30, 2007. We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates, and asked the court for an injunction. The proceedings related to the injunction and the main action are still pending. Certain of our competitors also filed complaints against the Federal Network Agency’s decision seeking lower rates. These proceedings are still pending.

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

Retail Markets

In 2003, the Federal Network Agency approved our “AktivPlus” tariffs, which offered our customers reduced-price telephone services for an additional monthly fee. Certain of our competitors filed complaints against the approval of these tariffs and asked the Cologne Administrative Court for an injunction, which was granted. We appealed this decision, and the Appellate Administrative Court in Münster granted our request. In the main action, the Cologne Administrative Court rejected the competitors’ complaints. The proceedings are concluded.

In June 2006, the Federal Network Agency decided that the rates for retail telecommunications services, including the rates for individually agreed services and VoIP services, charged by us are subject to ex-post regulation. Additionally, the Federal Network Agency imposed upon us the obligation to inform it about new rates two months prior to their planned effective date. Where planned rates would clearly not be compatible with the German Telecommunications Act, the Federal Network Agency may, within a period of two weeks of notice of the measure, prohibit introduction of the rates until such time as it has completed its examination. In August 2006, we filed a complaint against this decision and asked the Cologne Administrative Court for an injunction, asking for the suspension of the obligation. The Cologne Administrative Court rejected the requested injunction. The proceedings in the main action are still pending.

Subscriber Information

In August 2005, the Federal Network Agency reviewed the costs we had allocated for providing subscriber information to third-party providers of directory services and decided to reduce these charges from EUR 49 million to EUR 770,000. We filed a complaint against this decision with the Cologne Administrative Court and asked the court for an injunction. The Cologne Administrative Court rejected the requested injunction. In the main action the Cologne Administrative Court rejected our complaint. We appealed this decision. The proceedings are still pending.

Other Proceedings

Employee Housing

In September 1998, Deutsche Post AG commenced arbitration proceedings against us concerning the legal basis and allocation of costs relating to the housing assistance program (Wohnungsfürsorge) for the successor companies of the former Deutsche Bundespost, which had been taken over by Deutsche Post AG in 1990 as a result of the provisions of Postreforms I and II. These proceedings were resolved in March 2006. The arbitral award essentially states that all past and future claims of Deutsche Post AG in connection with its pooled responsibility for providing housing assistance are to be settled upon our making a one-time payment to Deutsche Post AG of EUR 44.75 million, which occurred in March 2006.

Deutsche Post AG Logistics

On May 29, 2006, Deutsche Post AG initiated arbitration proceedings against us based on alleged warranty claims relating to a contractual agreement in 2000 in which we sold a number of our logistic centers to Deutsche Post AG. The statement of claims asserts claims for damages of EUR 37 million and unspecified damages for alleged missing building permits. We expect these further claims to amount to EUR 68 million. We filed our statements of defense in January 2007. Although the outcome of these arbitration proceedings is difficult to predict, we believe that the claims are unsustainable and are contesting these claims vigorously.

Vodafone Czech Republic

In May 2004, Vodafone Czech Republic (formerly Oskar Mobil) filed a lawsuit in the Municipal Court in Prague (M_stský soud v Praze), seeking damages in the amount of CZK 614,909,677 (approximately EUR 19.5 million). Vodafone Czech Republic states that it suffered damage due to discrimination in the retail prices of calls from T-Mobile Czech Republic’s network to Vodafone Czech Republic’s network. In 2000 and the first half of 2001, T-Mobile charged around CZK 1 more for calls to Vodafone Czech Republic’s network than the amount charged for calls to Eurotel Praha. Vodafone Czech Republic supported its action with a decision of the Czech Antimonopoly Office (Ú_ad pro ochranu hospodá_ské sout__e), which had declared that T-Mobile Czech Republic had abused its dominant position by charging higher prices for calls to Vodafone Czech Republic than Eurotel Praha T-Mobile Czech Republic filed an action against this decision with the Administrative Court in Olomouc (Vrchní soud v Olomouci), which was later referred to the Supreme Administrative Court (Nejvyssí správní soud) in Brno. In January 2005, the Supreme Administrative Court annulled the decision of the Czech Antimonopoly Office, based on the fact that it had not sufficiently proven that the alleged price discrimination had led to a distortion of competition. According to the court’s decision, the Czech Antimonopoly Office had to renew its administrative proceedings in order to obtain more evidence. In May 2005, the Czech Antimonopoly Office discontinued the proceedings due to lack of available evidence. As a consequence, Vodafone Czech Republic is not able to base its arguments on any decision of the Czech Antimonopoly Office.

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

Vodafone Czech Republic presumes that if prices for calls to Vodafone Czech Republic and Eurotel Praha had been the same, it would have obtained more customers than it actually did. Parties to the dispute made several submissions to the Municipal Court in Prague. The court scheduled an oral hearing in the case for September 13, 2006, but this hearing was postponed due to a late submission by Vodafone Czech Republic. A new oral hearing has not yet been scheduled.

Radio Frequency Emissions

Beginning in 2000, plaintiffs filed numerous state court class-action lawsuits against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting product liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial money damages (including punitive damages), as well as injunctive relief. After several years of litigation on procedural issues, the plaintiffs voluntarily dismissed without prejudice three of the four lawsuits in which T-Mobile USA is involved. Plaintiffs filed an amended complaint in the remaining case, which was removed to federal court. T-Mobile USA continues to vigorously defend this case.

Consumer Class Actions

A number of substantially identical purported consumer class-action lawsuits are pending in various state and federal courts in the United States (the federal cases have been consolidated in the U.S. District Court for the Southern District of New York), against T-Mobile USA, as well as other major U.S. wireless carriers, alleging that each of the defendants had violated federal and/or state antitrust laws by improperly tying the sale of wireless mobile devices to the sale of wireless telephone services. The complaints seek injunctive relief, compensatory damages, treble damages, and attorneys’ fees. In August 2005, the federal district court granted a motion for summary judgment in favor of all defendants, dismissing all claims in the federal cases except the conspiracy claims, which had not been the subject of the motion. In August 2006, the federal court denied class certification in the conspiracy case. The federal cases have since settled for a minimal payment by the defendants. We are continuing to defend the various state cases vigorously.

QPSX Patents

In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the District Court in Munich against us and Siemens AG, alleging that we are both infringing on the plaintiff’s patent by providing services using ATM technology. Because ATM technology is used in a number of products and services that we offer (e.g., T-DSL and T-ATM), an unfavorable outcome in this proceeding could have a substantial adverse effect on our business. In June 2004, the Federal Patent Court (Bundespatentgericht) nullified the QPSX-Patent. QPSX has lodged an appeal to the Federal Court of Justice. The appeal is still pending.

VAT Repayment for UMTS Licenses

In 2000, we acquired UMTS licenses pursuant to auctions in Germany, the United Kingdom, the Netherlands and Austria, for an aggregate amount of approximately EUR 15.8 billion. These purchases were invoiced by the respective countries without identifying whether a portion of the purchase price included the collection of VAT from the purchaser. Subsequent to the acquisition of these licenses, in the United Kingdom and Austria other licensees and we initiated proceedings in our respective home countries under the provisions of the E.U. directives relating to the recovery of VAT in certain circumstances. So far, the European Court of Justice has not issued a final ruling in this matter. The Advocate General of the Court however recently delivered an opinion according to which neither we nor the other licencees should be entitled to recover any VAT claimed with respect to the acquisition of the UMTS licences. Should we nevertheless prevail in these proceedings, we could receive a significant tax refund.

Reimbursement and Damages for Subscriber Data Costs

From December 2004 to January 2007, a number of telephone directory service providers, including among others telegate AG (“telegate”), klicktel and Vodafone, who receive data from us relating to subscribers of voice telephony services for the purpose of providing their own directory services, filed lawsuits with the District Court in Cologne in the aggregate amount of approximately EUR 115 million, plus interest, claiming reimbursement for payments made to us since 1999. The plaintiffs, referring to a decision by the E.U. Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit), accused us of having included inadmissible costs in our charges for providing customer data. In August and September 2005, the court ordered us in a number of these cases to reimburse the plaintiffs in the aggregate amount of approximately EUR 75 million, but we have lodged appeals against these decisions with the Court of Appeals in Düsseldorf.

The decisions in the other cases are still pending with the court of first instance. Plaintiff telegate, which was awarded approximately EUR 60 million of this amount, but which had claimed an additional EUR 25 million, has lodged an appeal of the lower court’s decision with the Court of Appeals in Duesseldorf.

In a related matter, on October 19, 2005, in addition to and consideration of the foregoing judgments, as well as the Federal Network Agency’s decision of August 17, 2005, relating to the costs of subscriber information, two further lawsuits were served on us, one by telegate for damages of approximately EUR 86 million, plus interest, and another by telegate’s founding shareholder, Dr. Klaus Harisch, for damages of approximately EUR 329 million, plus interest. Both plaintiffs claim that they incurred losses, due to the alleged adverse effect that our alleged inclusion of inadmissible costs in our provision of customer data had on telegate’s position in the market, the resulting capital increases that this required, and the weaker development of telegate’s share price. A first oral hearing at the District Court in Cologne took place on June 26, 2006. A second oral hearing that was originally scheduled for November 3, 2006 was postponed to May 25, 2007. On January 25, 2007, klicktel filed another lawsuit with the same court for damages of approximately EUR 13 million based on analogous claims. We intend to defend these lawsuits vigorously.

Damages for Lost Profits/Price Squeeze

In December 2005, Arcor filed a lawsuit with the District Court in Cologne in the aggregate amount of approximately EUR 41.9 million, plus interest, claiming damages for lost profit with retail analogue access products as a result of an alleged price squeeze between our wholesale tariffs for access to the local loop and our retail access tariffs between January 1998 and September 2003. Arcor bases its claim primarily on the E.U. Commission’s decision of May 21, 2003 against us for allegedly abusing our dominant position by charging our competitors and end-users unfair monthly and one-off charges for access to our local network. In July 2003, we filed a lawsuit with the Court of First Instance of the European Communities (the “Court of First Instance”) to obtain reversal of that decision. In February 2006, the original damage claim was increased to an aggregate of EUR 223 million, purportedly based on customer relationships not realized between September 2003 and June 2005 and a new calculation methodology used by the plaintiff, which, in our view, deviates from the E.U. Commission’s approach. If the Court of First Instance annuls the E.U. Commission’s decision, we would expect that the basis of Arcor’s damage claim will be undermined. On October 18, 2006, the District Court in Cologne suspended the lawsuit until the European Courts have finally decided on the proceedings for annulment of the E.U. Commission’s decision.

Damage claim by Eutelsat SA

On October 31, 2006, Eutelsat SA filed against Deutsche Telekom AG, T-Systems Business Services GmbH and SES SA a suit before the Commercial Court of Paris claiming EUR 141.5 million in damages. Eutelsat, like SES, operates satellites and markets transponders (i.e., satellite capacity) to customers worldwide. Based on a preferential tariff, T-Systems has leased several transponders on a Eutelsat satellite and has sub-leased six of these transponders to SES. Eutelsat argues that this sub-lease constitutes a breach of contract by T-Systems and SES based on the alleged undertaking by T-Systems to only use these transponders for certain purposes and SES’ alleged breach of its undertaking to use certain frequencies utilized on these transponders only outside of Europe. The damages claimed by Eutelsat amount to the difference between the preferential and the alleged market tariffs for each transponder for the remaining life span of the Eutelsat satellite. We and the other defendants believe the claims to be unfounded and will contest the proceedings vigorously.

Toll Collect

As previously reported, the Federal Republic has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium for damages suffered as a result of the delay in the commencement of operations of the toll collection system and alleged breaches of the operating agreement.

The Federal Republic, in its statement of claims received on August 2, 2005, asserts claims for damages of approximately EUR 5.2 billion plus interest. This amount includes contractual penalties of EUR 1.1 billion relating to the allegation that the agreement of the Federal Republic was not sought prior to the execution of certain subcontractor agreements. As some of the contractual penalties are time-related and further claims for contractual penalties have been asserted by the Federal Republic, the amount claimed as contractual penalties may increase. DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium filed their answer to the claim on June 30, 2006.

Additionally, in December 2006, Toll Collect initiated an arbitration proceeding seeking a determination that the Federal Republic’s basis for denying the issuance of the final operating permit is unfounded and claiming that additional remuneration is due to Toll Collect in accordance with the operating agreement.

Although the outcome of these arbitration proceedings is difficult to predict, we believe the claims presented in the arbitration notice and statement of claims are unsustainable. We are contesting the Federal Republic’s claims vigorously.

DIVIDEND POLICY

The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

	Dividend Paid per Ordinary Share
For the years ended December 31,	EUR	USD(1)
2004	0.62	0.80
2005	0.72	0.91

(1)	Dividend amounts have been converted into U.S. dollars at the noon buying rate for the relevant dividend payment date, which occurred during the second quarter of the following year.

Our Management Board and Supervisory Board will recommend a dividend payment of EUR 0.72 per share (a total of EUR 3.0 billion, assuming approximately 4.2 billion shares are entitled to a dividend), to our shareholders, payable in the second quarter of 2007. If approved, the proposed dividend will be distributed from our 2006 net profit.

Our shareholders will make a final decision on this recommendation at the annual shareholders’ meeting scheduled for May 3, 2007. Dividends paid will be subject to German withholding tax. For more information on German withholding tax and related United States refund procedures, see “Item 10. Additional Information—Taxation.”

The vote of a majority of the shares present and voting at the annual shareholders’ meeting is required to determine the amount and timing of dividend payments in respect of the 2006 financial year. Since the Federal Republic and KfW (which is controlled by the Federal Republic) control approximately 31.7% of our outstanding shares, the Federal Republic may be able to exert significant influence over the outcome of that vote.

We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined under German GAAP and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG’s retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2006 were EUR 9.3 billion. Certain reserves (Rücklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

The payment of future dividends depends on our earnings, financial condition and other factors, including cash requirements, our future prospects and tax, regulatory and other legal considerations.

SIGNIFICANT CHANGES

Except as discussed elsewhere in this Annual Report, no significant change has occurred since the date of the consolidated financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

TRADING MARKETS

The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our ordinary shares also trade on the Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München and Stuttgart stoch exchanges in Germany, and on the Tokyo Stock Exchange. Options relating to our ordinary shares trade on the German options exchange (Eurex Deutschland) and other exchanges.

Our ADSs, each representing one ordinary share, are listed on the NYSE and trade under the symbol “DT”. Our ADSs are also traded on the Frankfurt Stock Exchange under the title “DT Telekom ADR.” The depositary for our ADSs is Deutsche Bank Trust Company Americas. For information on our ADS holders in the United States, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the seven German stock exchanges. It accounts for the vast majority of the turnover in exchange-traded shares in Germany. Our shares are listed in the Prime Standard segment. The Prime Standard imposes internationally accepted transparency and disclosure requirements, such as filing of quarterly reports, application of internationally accepted accounting standards (either IFRS or U.S. GAAP), publication of a corporate calendar, covering key events of interest to investors, convening at least one analyst conference per year, periodic disclosures and ongoing financial communications in English.

Our shares are traded on Xetra®, the electronic trading platform of the Frankfurt Stock Exchange, through which most orders on the exchange are now traded. Xetra® is available daily between 9:00 a.m. and 5:30 p.m., Central European Time, to brokers and banks that have been admitted to Xetra® by the Frankfurt Stock Exchange. Private investors can trade on Xetra® through their banks or brokers.

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

Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra® system) settle on the second business day following a trade. Transactions off the Frankfurt Stock Exchange (for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although the parties may agree to a different schedule. Under the standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

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

The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange’s Xetra® trading system, together with the highs and lows of the DAX index:

	Price per Ordinary Share (€)		DAX(1)
	High	Low	High	Low
Yearly highs and lows
2002	20.16	8.42	5,462.55	2,597.88
2003	14.51	9.13	3,965.16	2,202.96
2004	16.78	13.14	4,261.79	3,646.99
2005	16.84	13.80	5,458.58	4,677.80
2006	14.49	10.84	6,611.81	5,292.14
Quarterly highs and lows
2005
First Quarter	16.84	15.25	4,428.09	4,201.81
Second Quarter	15.65	14.48	4,627.48	4,178.10
Third Quarter	15.47	14.88	5,048.74	4,530.18
Fourth Quarter	15.34	13.80	5,458.58	4,806.05
2006
First Quarter	14.34	12.90	5,984.19	5,334.30
Second Quarter	14.49	12.25	6,140.72	5,292.14
Third Quarter	12.70	10.84	6,004.33	5,396.85
Fourth Quarter	13.95	12.44	6,611.81	5,992.22
Monthly highs and lows
2006
September	12.54	11.19	6,004.33	5,773.72
October	13.56	12.44	6,284.19	5,992.22
November	13.89	13.14	6,476.13	6,223.33
December	13.95	13.15	6,611.81	6,241.13
2007
January	14.75	13.50	6,789.11	6,566.50
February	14.03	13.41	7,027.59	6,715.44

(1)	The DAX is a weighted performance index of the shares of thirty large German corporations, as traded through Xetra®. The composition of the DAX and the weighting of different companies in the DAX has changed during the period covered by this table and may change in the future. Because a significant number of institutional investors adjust their stock portfolios to correspond to the composition of important stock indices, changes in the weighting of our shares in these indices have led to fluctuations in our share price in the past and could cause similar fluctuations in the future.

On February 28, 2007, the closing sales price per ordinary share of Deutsche Telekom AG on Xetra® was EUR 13.56 which was equivalent to USD 17.94 per share, converted into U.S. dollars using the noon buying rate in the City of New York for cable transfers in euros, as certified for customs purposes by the Federal Reserve Bank of New York, for February 28, 2007. On February 28, 2007, the noon buying rate was USD 1.3230 per EUR 1.00.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS ($)
	High	Low
Yearly highs and lows
2002	18.01	8.27
2003	18.13	10.11
2004	22.71	15.57
2005	22.37	16.35
2006
Quarterly highs and lows
2005
First Quarter	22.37	19.87
Second Quarter	22.18	17.56
Third Quarter	21.87	17.56
Fourth Quarter	18.54	17.70
2006
First Quarter	17.45	15.43
Second Quarter	18.01	15.45
Third Quarter	16.18	13.76
Fourth Quarter	18.36	15.62
Monthly highs and lows
2006
September	15.92	14.24
October	17.40	15.62
November	17.90	16.92
December	18.36	17.55
2007
January	19.11	17.54
February	18.46	17.47

On February 28, 2007, the closing sales price per ADS on the NYSE was USD 17.96.

ITEM 10. Additional Information

ARTICLES OF INCORPORATION

The following is a summary of certain information relating to our share capital and certain provisions of our Articles of Incorporation and German law. This summary is not complete and is qualified by reference to our Articles of Incorporation and German law in effect at the date of this filing. Copies of our Articles of Incorporation are publicly available at the Commercial Register in Bonn, and an English translation is filed as Exhibit 1.1 to this Report.

Organization and Register

We are a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act. We are entered in the Commercial Register maintained by the local court in Bonn, Germany under the number “HRB 6794.”

Object of Deutsche Telekom AG

According to Section 2 of our Articles of Incorporation, our object is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any services connected to these areas and also in related areas in Germany and abroad. We are entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise. We may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine ourselves to the administration of our participations. We may spin-off our operations wholly or partly to affiliated undertakings, provided that applicable legal requirements, such as requisite shareholder resolutions, are satisfied.

Information relating to our Supervisory Board and Management Board Members

Pursuant to the Stock Corporation Act, a Supervisory Board member may not receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board. For more information regarding loans to Supervisory Board and Management Board members, see “Item 6. Directors, Senior Management and Employees—Compensation— Loans to Supervisory Board and Management Board Members.”

Class of Stock

As of December 31, 2006, our capital stock consisted of 4,361,119,250 ordinary shares in registered form with no par value (Stückaktien). The individual shares do not have a par value as such, but they do have a notional par value, which can be calculated by dividing the share capital amount by the number of shares.

Authorized Capital

At the shareholders’ meeting on May 25, 2000, an amendment to our Articles of Incorporation was approved, which created authorized capital of up to EUR 3,865,093,163.52 for the issuance of up to 1,509,802,017 shares (“Authorized Capital 2000”). That authorization was used to the extent of EUR 2,990,459,880.96 for the issuance of new shares to effect the acquisition of T-Mobile USA (formerly VoiceStream and Powertel) in 2001.

At the shareholders’ meeting on May 18, 2004, our shareholders adopted a resolution canceling the remainder of Authorized Capital 2000 and approved an amendment to our Articles of Incorporation, which created a new authorized capital of up to EUR 2,560,000,000 for the issuance of up to 1,000,000,000 shares (“Authorized Capital 2004”). This authorization may be used as a whole or on one or more occasions in partial amounts during the period ending May 17, 2009.

Our Management Board is authorized, subject to the approval of our Supervisory Board, to exclude shareholders’ subscription rights (preemptive rights) when issuing new shares related to mergers or acquisitions of companies, business units or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including claims against Deutsche Telekom AG. Our Management Board is further authorized, subject to the approval of our Supervisory Board, to determine the further content of share rights and the conditions under which shares are to be issued.

In August 2005, the Management Board, with the approval of the Supervisory Board, increased the capital stock by EUR 160,589,265.92 in connection with the merger of T-Online International AG into Deutsche Telekom AG. This capital increase was entered in the Commercial Register on September 12, 2005 and became effective upon consummation of the merger on June 6, 2006. In connection with this resolution, our Management Board is currently authorized to further increase our capital stock, with the approval of the Supervisory Board, by up to EUR 2,399,410,734.08 through the issuance of up to 937,269,818 registered no par value shares for non-cash contributions during the period through May 17, 2009.

At the shareholders’ meeting on May 3, 2006, an amendment to our Articles of Incorporation was approved, which created a new authorized capital of up to EUR 38,400,000 for the issuance of up to 15,000,000,000 shares (“Authorized Capital 2006”). This authorization may be used as a whole or on one or more occasions in partial amounts during the period ending May 2, 2011. A subscription right (preemptive right) for shareholders is excluded. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of Section 186 (5), sentence 1 of the Stock Corporation Act that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. The shares to be issued as employee shares can also be obtained in the form of a loan from a bank or some other company meeting the requirements of Section 186 (5), sentence 1 of the Stock Corporation Act and the new shares can be used to repay these securities that have been loaned. Our Management Board is further authorized, subject to the approval of our Supervisory Board, to determine the further content of share rights and the conditions under which shares are to be issued.

Conditional Capital

Conditional Capital I

At the shareholders’ meeting on May 29, 2001, our shareholders approved a resolution authorizing our Management Board to increase our capital stock by up to EUR 500,000,000, divided into up to 195,312,500 shares (“Conditional Capital I”), to the extent that:

•

holders or creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants issued prior to May 28, 2006, by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding, on the basis of the authorization granted by resolution of the shareholders’ meeting on May 29, 2001, exercise their conversion or option rights; or

•

holders or creditors obligated to convert convertible bonds issued prior to May 28, 2006, by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding, pursuant to the authorization granted by resolution of the shareholders’ meeting on May 29, 2001, fulfill their conversion obligations.

These new shares participate in profits starting at the beginning of the fiscal year in which they are issued as a result of the exercise of any conversion or option rights or the fulfillment of any conversion obligations.

In February 2003, approximately EUR 2.3 billion in convertible bonds were issued out of Conditional Capital I. The bonds were mandatorily convertible into common shares of Deutsche Telekom AG at maturity on June 1, 2006, at the latest. The bonds were issued by our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., and guaranteed by Deutsche Telekom AG. They were priced at par with a 6.5% coupon and a conversion ratio that, depending on our share price performance, could vary from a ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). Except as otherwise described in their terms and conditions, the bonds allowed for voluntary conversion into common shares of Deutsche Telekom AG during the period from July 1, 2003, to April 30, 2006, at a conversion ratio equal to

3,417.1679 shares for each EUR 50,000 nominal amount of bonds. Any bonds outstanding on June 1, 2006, were then subject to mandatory conversion. In 2006, we issued 162,987,722 shares upon mandatory conversion of bonds.

At the shareholders’ meeting on April 26, 2005, our shareholders adopted a resolution canceling the remainder of Conditional Capital I, insofar as this authorization had not been used by April 26, 2005.

Conditional Capital II

Also at the shareholders’ meeting on May 29, 2001, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock by up to EUR 307,200,000, divided into up to 120,000,000 shares (“Conditional Capital II”), for the exclusive purpose of meeting subscription rights (preemptive rights) to shares from stock options granted to members of our Management Board, executives at levels below our Management Board and other executives, managers and specialists of Deutsche Telekom AG, and to management board members and other executives of second- and lower-tier affiliates, on the basis of Stock Option Plan 2001.

At the shareholders’ meeting on May 18, 2004, our shareholders adopted a resolution canceling Conditional Capital II with respect to 107,000,000 shares (equivalent to EUR 273,920,000), which left up to 13,000,000 shares, equivalent to an amount of EUR 33,280,000, available for the exclusive purpose of meeting subscription rights (preemptive rights) to shares from stock options granted prior to December 31, 2003 to members of our Management Board, executives at levels below our Management Board and other executives, managers and specialists of Deutsche Telekom AG, and to management board members and other executives of second- and lower-tier affiliates, on the basis of Stock Option Plan 2001.

Accordingly, Conditional Capital II will only be effective to the extent such options are exercised. In 2006, we issued 53,625 shares pursuant to option exercises under Conditional Capital II. Any new shares issued participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders’ meeting at which the shareholders adopt a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

Conditional Capital III

At the shareholders’ meeting on May 25, 2000, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock. At the shareholders’ meeting on May 29, 2001, our shareholders amended this resolution and authorized the Management Board to increase our capital stock by up to EUR 2,621,237.76, divided into up to 1,023,921 shares (“Conditional Capital III”), exclusively to grant option rights to members of our Management Board and other executives of Deutsche Telekom AG, as well as management board members and other executives of second- and lower-tier affiliates, on the basis of Stock Option Plan 2000. Conditional Capital III will only be effected to the extent such options are exercised. The new shares participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders’ meeting that adopts a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

Conditional Capital IV

At the shareholders’ meeting on April 26, 2005, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock by up to EUR 600,000,000, divided into up to 234,375,000 new no-par value shares (“Conditional Capital IV”). This conditional capital increase can be implemented only to the extent that:

•

the holders or creditors of convertible bonds or warrants arising as a result of convertible bonds issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority subsidiaries by April 25, 2010, on the basis of the authorization resolution granted by the ordinary shareholders’ meeting on April 26, 2005, make use of their conversion or option rights; or

•

those obligated as a result of convertible bonds or bonds with warrants granted or issued by April 25, 2010, by Deutsche Telekom AG or its direct or indirect majority subsidiaries, on the basis of the authorization granted by resolution of the ordinary shareholders’ meeting of April 26, 2005, fulfill their conversion or option obligations; and

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

For more information regarding our stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, see notes (42) and (51) to the consolidated financial statements and “Item 6. Directors, Senior Management and Employees—Compensation—Stock Option Plans.”

Voting Rights and Shareholders’ Meetings

Each share entitles its holder to one vote at our shareholders’ meetings. Shareholders may pass resolutions at a general meeting by a majority of the votes cast, unless a higher vote is required by law or by our Articles of Incorporation. Neither the Stock Corporation Act nor our Articles of Incorporation provide for minimum quorum requirements for passing resolutions at shareholders’ meetings. The Stock Corporation Act requires that significant resolutions be passed by a majority of the votes cast, with at least three-quarters of the share capital represented at a meeting.

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

A shareholders’ meeting may be called by the Management Board or by shareholders holding in the aggregate at least 5% of our issued share capital. In addition, if required in our interest, the Supervisory Board must call a shareholders’ meeting. Shareholders holding in the aggregate at least EUR 500,000, or at least 5% of our issued share capital, may require that particular items be placed on the agenda. The annual shareholders’ meeting must take place within the first eight months of the fiscal year and is called by the Management Board, upon the receipt of the Supervisory Board’s report on our annual financial statements. Under our Articles of Incorporation, eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register (Aktienregister) and who have registered on time with the Company in writing, by fax or, if the Board of Management so decides, by electronic means to be stipulated in the convocation. We must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no later than on the seventh day before the shareholders’ meeting. Convocation must be published in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least thirty days prior to the date by which shareholders have to register for the shareholders’ meeting; the last date by which shareholders have to register for the shareholders’ meeting shall not be counted. If the deadline falls on a Sunday, a legally recognized public holiday at the headquarters of the Company or on a Saturday, the preceding working day shall take the place of this day. In addition, we must publish a notice in a national, authorized stock exchange journal.

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

There can be no guarantee that ADS holders will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner, or to make arrangements to be able to vote shares themselves. In the event that instructions are not timely received by the ADS depositary with respect to the voting underlying shares, the depositary does not have any obligation to forward any information or notice in respect to such meeting or solicitation of consents or proxies to the holders. Also, the depositary is not responsible for failing to carry out voting instructions. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the effective opportunity to exercise a right to vote at all.

Dividends and Other Distributions

We may pay dividends immediately following a resolution by our shareholders at the annual shareholders’ meeting regarding the distribution of our profits. Shareholders participate in profit distributions in proportion to their shareholdings.

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

Dividends approved at a shareholders’ meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ meeting. Details regarding paying agents are published in the electronic version of the Federal Gazette. Shareholders holding shares through Clearstream Banking AG receive dividends by credit to their respective accounts.

Record Dates

In accordance with the Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, is the date of the general shareholders’ meeting at which such dividends or other distributions are declared. Eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register and who have registered on time with the Company in writing, by fax or, if the Board of Management so decides, by electronic means to be stipulated in the convocation. The Company must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no later than on the seventh day before the shareholders’ meeting.

German Requirements to Disclose Shareholdings

The German Securities Trading Act (Wertpapierhandelsgesetz, the “Securities Trading Act”) requires each shareholder whose shareholding reaches, exceeds or, after exceeding, falls below the 3%, 5%, 10%, 15%, 20%,

25%, 30%, 50% or 75% voting rights thresholds of a listed company to notify the company and the Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht, the “BaFin”) in writing without undue delay, at the latest within four trading days after they have reached, exceeded or fallen below any such threshold. In their notification, they must, among other things, state the number of votes they have and the relative voting power that the number of shares they hold represents. Such shareholders cannot exercise any rights, including voting rights and the rights to receive dividends from those shares, until they have satisfied this disclosure requirement. Failure to notify may also trigger a penalty provided for by law. In addition, the Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

Furthermore, the Securities Trading Act stipulates that any dealings in shares or financial instruments linked to such shares of Deutsche Telekom AG by members of our Management Board or Supervisory Board, or any other executives who have access to inside information on a regular basis and are authorized to make significant management decisions, as well as any person closely associated with such persons, must be disclosed to us and to the BaFin in writing within five business days, provided their aggregate securities transactions within one calendar year amount at least to EUR 5,000. We are obligated to publish such securities transactions promptly, simultaneously notify the BaFin of such publication and promptly, but not prior to its publication, submit the publication to the company register (Unternehmensregister).

Repurchase of Shares

Under the Stock Corporation Act, we may not purchase our own shares, subject to certain limited exceptions, including for example, the approval of our shareholders as set forth below.

At the shareholders’ meeting on May 3, 2006, our shareholders approved a resolution authorizing us to purchase up to 419,807,790 of our own shares by November 2, 2007, which is slightly less than 10% of our capital stock. Any such purchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. The treasury shares acquired may be, subject to certain restrictions and conditions, resold on the stock exchange, used to list the Company’s shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders, sold other than in the stock exchange or by way of an offer to all shareholders, to fulfill conversion or option rights and obligations relating to convertible bonds or bonds with warrants. In addition, the shares may be used in connection with fulfilling option rights held by persons currently holding option rights to shares of former T-Online International AG on the basis of the former T-Online International AG’s 2001 Stock Option Plan, who will be granted option rights to shares of Deutsche Telekom AG as a result of the merger of T-Online International AG with Deutsche Telekom AG.

On August 10, 2006, our Management Board resolved to exercise the above-mentioned authorization granted by the shareholders’ meeting on May 3, 2006 to repurchase our shares and to cancel these shares according to Section 71 (1) No. 8 of the Stock Corporation Act. The Supervisory Board approved the cancellation. Between August 14, 2006 and August 25, 2006, a total of 62,730,182 shares were repurchased, corresponding with the number of shares that were issued in the course of the merger of T-Online International AG with Deutsche Telekom AG. The share buyback was carried out for the sole purpose of cancelling the acquired shares with the consequence of reducing the share capital.

The capital reduction was entered in the Commercial Register on September 26, 2006.

Preemptive Rights

Under the Stock Corporation Act, each shareholder generally has preemptive rights (subscription rights) with respect to an issuance of new shares (including securities convertible into shares, securities with warrants to purchase shares, profit-sharing certificates and securities with a profit participation). Preemptive rights are freely transferable and may be traded on the German stock exchanges for a limited number of days prior to the final date for the exercise of the rights. Shareholders may exclude preemptive rights through a resolution passed by a majority of votes cast and a majority of at least three-quarters of the share capital represented at the shareholders’

meeting. In addition, an exclusion of preemptive rights requires a report by our Management Board justifying the exclusion, by establishing that our interest in the exclusion outweighs the shareholders’ interest in exercising their preemptive rights. Preemptive rights related to the issuance of new shares may be excluded without justification if:

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

Corporate Governance

We are obligated under German law to declare compliance and non-compliance with the Deutscher Corporate Governance Kodex (the “German Corporate Governance Code”) at least once per year. The relevant declaration and the text of the German Corporate Governance Code are published in the English language on our World Wide Web site, accompanied by a short description of the German corporate governance concept.

On December 11, 2006, our Supervisory Board and our Management Board declared that, in the periods since submission of last year’s declaration of conformity pursuant to Section 161 of the Stock Corporation Act on December 12, 2005, our company had complied without exception with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 20, 2005 in the official section of the electronic Federal Gazette.

In our company’s declaration of conformity, our Supervisory Board and our Management Board further declare that our company complies with the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice on July 24, 2006 in the official section of the electronic Federal Gazette, without exception.

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

Our company has three basic governance bodies—a management board, a supervisory board and its shareholders’ meeting. The Stock Corporation Act requires a clear separation of management and oversight functions and therefore prohibits simultaneous membership on both boards. Our two-tiered board structure contrasts with the unitary board of directors envisaged by the relevant laws of all U.S. states and the NYSE listing standards. For more information on our Management Board and Supervisory Board, see “Item 6. Directors, Senior Management and Employees.”

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

German law also includes several rules applicable to members of our Supervisory Board, which are designed to ensure a certain degree of independence of the board’s members. Members of our Supervisory Board are required to act in the best interests of Deutsche Telekom AG. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreement between us and any of the members of our Supervisory Board must be approved by the Supervisory Board. Deutsche Telekom AG, as a German stock corporation and foreign private issuer, is not required to make the affirmative independence determination set forth in Section 303A of the NYSE Listed Company Manual (as an NYSE-listed U.S. company would be required to do).

The German Corporate Governance Code contains additional corporate governance rules applicable to us. While these rules are not legally binding, companies failing to comply with the German Corporate Governance Code’s recommendations must disclose publicly that their practices differ from those recommended by the German Corporate Governance Code. The German Corporate Governance Code describes and summarizes the basic mandatory statutory corporate governance principles found in the Stock Corporation Act and other provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards of responsible corporate governance, which are intended to reflect generally accepted best practices. Because we are a stock corporation with shares listed on a German stock exchange, we are required by Section 161 of the Stock Corporation Act to issue an annual compliance report stating which of the German Corporate Governance Code’s recommendations, if any, we do not apply. However, we may choose not to adopt the German Corporate Governance Code’s suggestions without making any related disclosure. Our most recently issued declaration of conformity by our Supervisory Board and Management Board, issued on December 11, 2006, states that in the period since the submission of the previous year’s declaration of conformity, we had complied with all of the recommendations of the German Corporate Governance Code, without exception.

Some of the German Corporate Governance Code’s recommendations are directed at ensuring the independence of the members of the Supervisory Board. Specifically, the German Corporate Governance Code recommends that the Supervisory Board should take into account potential conflicts of interest when nominating candidates for election to the Supervisory Board. Similarly, if a material conflict of interest arises during the term of a member of the Supervisory Board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that, at any given time, not more than two former members of the Management Board should serve on the Supervisory Board. Another of the German Corporate Governance Code’s recommendations is that, with respect to nominations for the election of members of the Supervisory Board, requisite care be taken, such that the Supervisory Board is at all times composed of members who have the required knowledge, abilities and expertise to complete their tasks properly. The German Corporate Governance Code also includes the suggestion that Supervisory Board members meet without any representatives of the Management Board attending, whenever “necessary.”

With one exception, German corporate law does not mandate the creation of specific Supervisory Board committees. German corporations with more than 2,000 employees are only required to establish a mediation committee to assist the Supervisory Board in connection with any disputes among the members of the Supervisory Board that arise in connection with the appointment or dismissal of members of the Management Board. Pursuant to a recommendation of the German Corporate Governance Code, our Supervisory Board established the Audit Committee, which handles the formal engagement of our independent auditors once they have been approved at the shareholders’ meeting. The Audit Committee also addresses issues of accounting, risk management and auditor independence. Our Supervisory Board has also established several other committees to facilitate its work. Although not legally required, our Supervisory Board maintains a General Committee, a Finance Committee and a Personnel Committee. For more information on these committees, see “Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom.”

In accordance with our NYSE listing, the Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to the requirements applied to U.S. companies under Section 303A.07 of the NYSE Listed Company Manual. Those requirements include an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to foreign private issuers, the adoption of a written charter specifying, among other things, the audit committee’s purpose and including an annual performance evaluation, and the review of an auditor’s report describing internal quality-control issues and procedures and all relationships between the auditor and us. However, our Audit Committee does have a charter. For more information on our Supervisory Board and Management Board committees, see “Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom.”

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

In addition to the foregoing, pursuant to Section 303A.06 of the NYSE’s Listed Company Manual, all NYSE-listed U.S. domestic companies must:

•

establish an audit committee that is responsible for the appointment (in our case, following shareholder approval at the shareholders’ meeting), compensation, retention and oversight of the work of the company’s registered public accounting firms, each such registered public accounting firm reporting directly to the audit committee;

•

establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	provide the audit committee with the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties; and

•	provide appropriate funding for the Audit Committee and its functions.

Although we are not required to do so, all NYSE-listed U.S. domestic companies must also:

•	regularly schedule non-management director sessions;

•	establish a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses certain specified responsibilities;

•	establish a compensation committee composed entirely of independent directors, with a written charter that addresses certain specified responsibilities;

•	establish an audit committee in compliance with Rule 10A-3 of the Exchange Act as described above;

•	adopt and disclose corporate governance guidelines that address certain specified items.

•

adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items; and

•	certify to the NYSE each year that the CEO is not aware of any violation by the company of NYSE corporate governance listing standards.

The NYSE’s Listed Company Manual requires U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of common stock. Under the Stock Corporation Act and other applicable German laws, shareholder approval is required for all amendments to our Articles of Incorporation, for certain corporate measures (including inter-company agreements and material restructurings), for our issuance of new shares and of convertible bonds, or bonds with warrants attached, for authorization to purchase our own shares and for other essential issues, such as transfers of important assets, including our shareholdings in subsidiaries. However, we might not be required to seek shareholder approval for issuances of shares in some circumstances in which a U.S. company would be required to do so under the NYSE rules applicable to U.S. domestic companies (e.g., an acquisition of another company in exchange for shares representing more than 20% of our shareholders’ voting power, using previously authorized capital available for the acquisition).

OTHER MATTERS

Magyar Telekom

In connection with the audit of the consolidated financial statements of Magyar Telekom for the year ended December 31, 2005, Magyar Telekom’s independent auditor identified two consulting contracts entered into by two of Magyar Telekom’s subsidiaries for which it was unable to identify a proper business purpose. A subsequent independent investigation, carried out by a law firm engaged in February 2006, under the supervision of Magyar Telekom’s Audit Committee, and which is still ongoing, identified two additional consulting contracts without adequate documentation of a proper business purpose. The amounts paid under these four contracts aggregated approximately HUF 2 billion (EUR 8 million). The investigation was also impeded by the destruction by certain employees of documents relevant to these contracts.

To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services for a value commensurate with the payments made under those contracts. The identities of the true counterparties to the contracts remain unclear, and certain of the contracts are vague as to the actual services provided. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper.

The independent investigation revealed certain weaknesses in Magyar Telekom’s internal controls and procedures, including the lack of consistent group-wide approval procedures for procurement and third-party contracts and the lack of a comprehensive group-wide compliance training program. Accordingly, Magyar Telekom is currently implementing certain remedial measures designed to enhance Magyar Telekom’s internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

The investigation delayed the finalization of Magyar Telekom 2005 financial statements, and as a result, Magyar Telekom and some of its subsidiaries have failed to meet certain deadlines prescribed by applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, Magyar Telekom has been fined HUF 13 million as a consequence of these delays, and additional fines could be imposed in the future. Magyar Telekom had notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, and maintains contact with these authorities regarding the investigation and is responsive to inquiries raised by these authorities.

In 2006, Magyar Telekom incurred HUF 4.1 billion in expenses relating to the investigation, including HUF 3.3 billion in legal fees, HUF 0.3 billion in audit fees and HUF 0.5 billion in fees paid for legal counsel representing Magyar Telekom current and former employees.

EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Zimbabwe, Sudan, Somalia and Iraq. The German Central Bank (Deutsche Bundesbank) publishes information concerning financial sanctions programs at: http://www.bundesbank.de/finanzsanktionen/finanzsanktionen.en.php.

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

TAXATION

The following is a summary of the material German tax and U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or shares by a U.S. Holder. In general, a U.S. Holder, as referred to herein, is any beneficial owner of ADSs or shares (1) that is a resident of the United States for purposes of the income tax treaty between the United States and Germany (referred to herein as the “Treaty”); (2) that is not also a resident of the Federal Republic of Germany for purposes of the Treaty; (3) that owns the ADSs or shares as capital assets; (4) that does not hold ADSs or shares as part of the business property of a permanent establishment or a fixed base in Germany; and (5) that is entitled to benefits under the Treaty with respect to income and gain derived in connection with the ADSs or shares.

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

According to a minimum taxation regime, the offset of 100% of profits for a particular year against tax loss carryforwards is only possible up to an amount of EUR 1 million. Profits exceeding the EUR 1 million threshold can only be offset up to 60% against the loss carryforwards, so the remaining 40% will remain taxable income (so-called minimum taxation) for corporate income tax purposes.

The minimum taxation regime also applies for trade tax purposes, so the utilization of loss carryforwards is limited in the same way as for German corporate income tax purposes.

Under the German participation exemption, losses from the sale or exchange of shares in a corporation or from the write-down of their value cannot be deducted from taxable income.

German Withholding Tax on Dividends

The full amount of a dividend distributed by a company is generally subject to German withholding tax at the domestic rate of 20%, plus a solidarity surcharge of 5.5% (effectively 1.1% of the dividend before taxes) resulting in an aggregate rate of withholding of 21.1%. For information regarding the entitlement of a U.S. Holder to claim a refund of part of the withholding tax, see “—U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989—Imposition and Refund of German Withholding Tax and Taxation of Dividends in the United States.”

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

As described under “—U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989—Taxation of Capital Gains,” a U.S. Holder will not be liable for German tax on capital gains under the Treaty.

Inheritance and Gift Tax

Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a U.S. Holder at death or by way of gift, if:

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

The Federal Finance Court (Bundesfinanzhof) decided on December 7, 2004 that the receipt of the bonus shares constitutes taxable income from capital. Accordingly, the Federal Finance Court has confirmed the view taken by the tax authorities with regard to our second public offering whereby the bonus shares were to be characterized as taxable income from capital.

In the meantime, the German tax authorities have accepted the principles set forth in the above-mentioned decision of the Federal Finance Court. Accordingly, the local tax authorities are directed to treat also the receipt of the bonus shares issued in connection with shares purchased in our third public offering as taxable dividend income from capital.

U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989

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

The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax), generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to certain exceptions for short-term or hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder who is an individual generally will be subject to U.S. taxation at a maximum rate of 15%, in respect of dividends received before January 1, 2011, if the dividends are “qualified dividends.” Dividends that we pay will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

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

For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. Holder before January 1, 2011, generally is subject to taxation at a maximum rate of 15%. A U.S. Holder’s ability to offset capital losses against income is subject to limitations. Deposits and withdrawals of shares in exchange for ADSs generally will not result in the recognition of gain or loss for U.S. federal income tax purposes.

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

Following a decision of the German Federal Finance Court dated December 7, 2004, the German tax authorities treat the receipt of bonus shares with respect to both our second and our third public offering as a taxable dividend income from capital. For more information, see “—German Taxation—German Taxation of Bonus Shares.” Although the delivery of bonus shares was not subject to German withholding tax, a recipient that is a U.S. Holder would, in principle, still be liable for German tax at the 15% rate applicable to dividend income under the Treaty. A U.S. Holder must, therefore, file a tax return and report this income to the German tax authorities with regard to our bonus shares issued in respect of shares purchased both in our second and in our third public offering. For purposes of the U.S. foreign tax credit limitation, it is possible that any German taxes paid with respect to bonus shares may be allocated to general limitation income (or, for taxable years beginning after December 31, 2006, to general category income). In that event, a U.S. Holder that does not receive sufficient foreign-source general limitation income from other sources may not be able to derive effective foreign tax credit benefits in respect of those German taxes.

In the case of a U.S. Holder’s sale or other disposition of the bonus shares or ADSs representing such bonus shares, the rules described under “—Taxation of Capital Gains” apply.

Refund Procedures for U.S. Holders

Pursuant to administrative procedures introduced on a trial basis (and which, therefore, could be amended or revoked at any time), a simplified collective refund procedure currently is available to certain U.S. Holders of ADSs that are held through brokers participating in the Depository Trust Company (DTC). Under these procedures, DTC provides the German tax authorities with electronic certification of the U.S. taxpayer status of such U.S. Holders, based on information it receives from its broker participants, and collectively claims a refund on behalf of those U.S. Holders. This combined claim need not include evidence of a U.S. Holder’s entitlement to Treaty benefits. The German tax authorities will issue refunds on a preliminary basis to DTC, which, in turn, will issue corresponding refund checks to the participating brokers. Under the specified audit procedures, which apply for up to four years, the German tax authorities may require brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of ADSs, along with official certifications of such holders’ United States residency, on IRS Form 6166 (discussed below). Brokers participating in the DTC arrangements may require that holders provide documentation establishing their eligibility for Treaty benefits.

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

If a U.S. Holder does not submit a claim for a Treaty refund pursuant to the collective refund procedures described above, then it must submit a claim for refund on an individual basis on a special German form, which must be filed with the German tax authorities at the following address: Bundeszentralamt fuer Steuern, An der Kueppe 1, D-53225 Bonn, Germany. Copies of the required form may be obtained from the German tax authorities at that address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Additionally, copies of the forms can be downloaded from the World Wide Web site of the Bundeszentralamt fuer Steuern at www.bzst.bund.de.

As part of an individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its United States residency. IRS Form 6166 may be obtained by filing a request for certification (generally on an IRS Form 8802, which will not be processed unless a user fee is paid) with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. (Additional information, including IRS Form 8802 and the instructions to that form, can be obtained from the Internal Revenue Service World Wide Web site at www.irs.gov). You should consult your own tax advisor and the instructions to the IRS Form 8802 for further details regarding how to obtain the IRS Form 6166 certification.

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

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Exchange Act. In accordance with these requirements, we file Annual Reports on Form 20-F and provide other information through reports on Form 6-K filed with or submitted to the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a World Wide Web site at http://www.sec.gov that contains reports and information regarding registrants that file electronically with the SEC.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following discussion should be read in conjunction with the notes to the consolidated financial statements, under “Summary of accounting policies,” and note (27) to the consolidated financial statements which provide (i) a summary of the nominal amounts of and terms for derivative financial instruments, (ii) a summarized comparison of carrying values and fair values of derivative and non-derivative financial instruments, and (iii) other information relating to those instruments.

RISK IDENTIFICATION AND ANALYSIS

We are exposed to market risks primarily from changes in foreign exchange rates and interest rates and share prices associated with assets, liabilities or anticipated transactions that may affect our operating results and financial conditions. We seek to minimize these market risks through our regular operating and financing activities and, following the evaluation of the exposures, selectively enter into derivative or non-derivative hedging instruments. Our policy is to enter into contracts for hedging instruments with major financial institutions with at least a BBB+ credit rating or equivalent, thereby minimizing the risk of credit loss. We do not enter into derivative contracts for trading purposes or other speculative purposes.

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

FOREIGN EXCHANGE RATE RISK

We are exposed to currency risks from our investing, financing and operating activities. Since our corporate objectives are pursued through our commercial operations, foreign currency exposures normally are hedged in cases where the risks would affect our cash flows (transaction risk). Foreign currency risks that do not affect our cash flows (risks resulting from the translation of the assets and liabilities of our consolidated group members outside the euro zone into our reporting currency) generally remain unhedged. However, in specific circumstances, we hedge the foreign currency risk inherent in investments in certain foreign entities and their operating results.

Foreign currency transaction risks in our investing activities arise, for example, from the acquisition and/or sale of investments in foreign entities. Our Central Treasury hedges potential material exposures. If the exposure exceeds EUR 100 million, the Management Board determines the hedging strategy to be followed based on a proposal by Central Treasury. At December 31, 2006, we were not subject to material foreign currency transaction risk from investing activities.

For accounting purposes, the preferred stock of T-Mobile USA was previously treated as a hedgeable exposure of a net investment in a foreign entity but changed on December 29, 2006, when the preferred stock was converted into common shares. According to paragraph 42 of SFAS 133 and paragraph 14 of SFAS 52, the amount recognized in Other Comprehensive Income will only be reclassified into profit and loss in case of a disposal of T-Mobile USA. As of December 31, 2006, there were no investment-related hedges in place.

Central Treasury hedges our foreign currency risks from financing activities to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the group companies’ functional currencies (primarily euro, U.S. dollar and British pound sterling), which are reflected in the interest rate risk tabular presentation below. At December 31, 2006, foreign currency denominated liabilities for which the foreign currency exposure is hedged consisted primarily of bonds and medium-term notes that are denominated in U.S. dollar, Japanese yen, British pound sterling and Polish zloty. A variety of short-term foreign currency denominated inter-company loans typically are hedged with foreign currency swaps by Central Treasury. As a result of these hedging activities, we were not subject to material foreign exchange risk from financing activities at December 31, 2006.

From operating activities, individual group entities conduct most of their transactions in their respective functional currencies. Therefore, foreign currency transaction risk from our ongoing operations is considered low. Some group companies, however, are exposed to foreign currency transaction risk related to certain anticipated foreign currency-denominated payments. These anticipated foreign currency-denominated payments relate primarily to foreign currency-denominated capital expenditures and expenses payable to international telecommunications carriers for international calls made by our domestic customers and expenses for mobile devices and roaming fees. We occasionally enter into foreign currency forward contracts or foreign currency options to hedge these anticipated foreign currency-denominated payments up to a maximum of one year. These anticipated payments are immaterial when compared with the group’s consolidated cash flows and did not expose the group to material foreign currency transaction risk at December 31, 2006.

Sensitivity Analysis

A sensitivity analysis was performed on all of our foreign exchange derivatives as of December 31, 2006, which do not have offsetting positions on the balance sheet. This sensitivity analysis was based on a modeling technique that measures the hypothetical reduction in cash flow before tax from a 10% weakening of all foreign currencies relative to the euro. On the basis of these foreign exchange derivative contracts as of December 31, 2006, a 10% weakening of all foreign currencies relative to the euro would approximate a EUR 29.3 million increase in cash flows before tax.

(millions of €)
Nominal amount of foreign exchange derivative contracts at spot rate	(322.4)
Nominal amount of foreign exchange derivative contracts at 10% weakened relative to the euro	(293.1)
Cash flow risk	29.3

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

As a result of these derivative hedging activities, 66% of our euro-denominated financial liabilities and liquid financial assets, 60% of our British pound sterling-denominated financial liabilities and liquid financial assets, and 61% of our U.S. dollar-denominated financial liabilities and liquid financial assets had interest rates that were effectively fixed on average in 2006.

Sensitivity Analysis

As a result of our derivative hedging activities, 37% of our euro-denominated financial liabilities and liquid financial assets, 33% of the British pound sterling-denominated financial liabilities and liquid financial assets, and 65% of the U.S. dollar-denominated financial liabilities and liquid financial assets, had interest rates that were effectively variable at December 31, 2006. These portions of our financial liabilities and liquid financial assets are subject to cash flow risk arising from changes in interest rates.

Based on our outstanding euro-, British pound sterling- and U.S. dollar-denominated financial liabilities and liquid financial assets subject to effective variable interest rates, a 100 basis point movement in the yield curve arising as an immediate and sustained increase would approximate a EUR 161 million annual decrease in cash flows before tax. Likewise, a 100 basis point movement in the yield curve arising as an immediate and sustained decrease would approximate a EUR 161 million annual increase in cash flows before tax.

	EUR	GBP	USD
	(Currency in millions)
Financial liabilities and liquid financial assets(1)	30,435	1,967	7,932
Variable percentage	37%	33%	65%
Variable portion	11,207	649	5,121
Effect of 100 bp increase	112	6	51
FX-rate to euro	1.00000	0.67129	1.31838
in millions of euro	112	10	39

(1)	Financial liabilities less financial assets.

CHANGES IN MARKET RISK EXPOSURE IN 2006 COMPARED TO 2005

Our exposure to foreign currency exchange rate risk did not materially change in 2006.

Central Treasury entered into new interest rate swap transactions during 2006 to adjust the mix of fixed and floating rate debt in our functional currencies to the targets defined by the Management Board. The impact of these adjustments resulted in a decline in the portion of our euro, British pound sterling and U.S. dollar financial liabilities and liquid financial assets at fixed rates.

The following table summarizes the average portion of financial liabilities and liquid financial assets that were at fixed rates after derivative adjustments for our main functional currencies as compared to our total overall average financial liabilities and liquid financial assets during 2006 and 2005:

Currency	Average 2006	Average 2005
euro	66%	67%
U.S. dollar	61%	85%
British pound sterling	60%	80%

ITEM 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

For a summary of modifications to the rights of security holders, which matters were adopted at the Deutsche Telekom AG annual general shareholders’ meeting held on Wednesday, May 3, 2006, in Cologne, Germany, see the section entitled, “Other Information—Matters approved at the 2006 shareholders’ meeting,” in our Report on Form 6-K filed with the SEC on May 17, 2006, which is incorporated by reference herein.

ITEM 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2006 (the “Evaluation Date”), our Chairman of the Management Board and Deputy Chairman of the Management Board carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chairman of the Management Board and Deputy Chairman of the Management Board, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our Management Board is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”), as well as a reconciliation of profit after income taxes and shareholders’ equity as reported in the consolidated financial statements under IFRS to profit after income taxes and shareholders’ equity in accordance with generally accepted accounting principles in the United States.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements. Also, changes in conditions and business practices in subsequent periods may subject our determination of effectiveness to the risk that certain controls may become inadequate.

Our Management Board, including the Chairman of the Management Board and the Deputy Chairman of the Management Board, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. The Management Board’s assessment was based on the framework and criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, our Management Board has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

The Management Board’s assessment, as well as the effectiveness of internal control over financial reporting, as of December 31, 2006, have been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, both independent registered public accounting firms, who also audit our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting appears below.

(c) Report of Independent Registered Public Accounting Firms

To the Board of Management and Shareholders of Deutsche Telekom AG

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control over Financial Reporting” appearing under Item 15 of Deutsche Telekom AG’s (the “Company”) 2006 Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Telekom AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Deutsche Telekom AG maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Deutsche Telekom AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2006 of Deutsche Telekom AG and our report dated March 1, 2007 expressed an unqualified opinion thereon.

March 1, 2007

Ernst & Young AG
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft
Stuttgart

/s/ Prof. Dr. Pfitzer	/s/ Hollweg
(Prof. Dr. Pfitzer)	(Hollweg)
Wirtschaftspruefer	Wirtschaftspruefer

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftspruefungsgesellschaft
Frankfurt am Main

/s/ Frings	/s/ Menke
(Frings)	(Menke)
Wirtschaftspruefer	Wirtschaftspruefer

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

The Supervisory Board has determined that Dr. Klaus G. Schlede is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. Dr. Schlede is also “independent,” as that term is defined in Rule 10A-3 under the Exchange Act. Dr. Schlede has a business management degree and received his doctorate in 1969. From 1965 to 1980, he held various positions within the financial departments of Bayer Group in Bombay, Lima and São Paulo. From 1980 to 1987, Dr. Schlede was Director of Finance and, from 1984, Chief Financial Officer at Bayer AG. In 1987, he was appointed to Lufthansa AG’s Executive Board as Chief Financial Officer. From 1991 to 1998, Dr. Schlede was Deputy Chairman of the Executive Board, and from 1998 to 2003, he was Chairman of the Supervisory Board at Deutsche Lufthansa AG. For more information, see “Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom.”

ITEM 16B. Code of Ethics

In addition to business conduct and fiduciary duties applicable by law to our directors, officers and employees, we have adopted a code of ethics specifically applicable to our chief executive officer, chief financial officer and chief accounting officer in order to promote honesty, integrity, transparency and ethical conduct in such persons’ performance of their management responsibilities. In 2006, we amended our code of ethics to expand its coverage to all senior financial officers. Our code of ethics is available through our investor relations page on our World Wide Web site at http://www.telekom.de.

Other Corporate Governance Practices Required by the Sarbanes-Oxley Act

As required by the Sarbanes-Oxley Act, we adopted procedures for the treatment of complaints relating to auditing and accounting matters. We have posted a description of our procedures on our investor relations page on our World Wide Web site at http://www.telekom.de.

ITEM 16C. Principal Accountant Fees and Services

Our “Audit and Non-Audit Services Pre-Approval Policy” (the “Pre-Approval Policy”), as implemented by our Audit Committee, requires that all services to be performed by our external auditors be pre-approved by the Audit Committee. Such pre-approval may be in the form of a general pre-approval or a pre-approval on a case-by-case basis. This Pre-Approval Policy is intended to comply with the Sarbanes-Oxley Act of 2002 and applicable rules and regulations of the SEC and the NYSE.

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

Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by our Chief Compliance Officer. The request is required to be signed by the auditor providing such services and the Chief Financial Officer of the group company requesting the services. Any such request must include a joint statement as to whether, in the view of the auditors and the Chief Financial Officer of the group company concerned, the request or application is consistent with the Pre-Approval Policy and the SEC’s rules on auditor independence.

Each year our Audit Committee defines fee caps for audit, audit related, tax and all other services. These fee caps cannot be exceeded without the prior approval of the Audit Committee.

All services performed by our external auditors in the last three financial years were authorized pursuant to our Pre-Approval Policy, and the Audit Committee had been regularly informed about the services provided and the fees paid.

No services which are classified by the SEC as “prohibited services” were authorized in the last three financial years.

Our external auditors, PwC and E&Y, billed the following services related to 2006 and 2005:

PwC	2006	2005
	(millions of €)
Audit fees	27.0	17.9
Audit-related fees	8.2	17.0
Tax fees	0.4	0.7
All other fees	5.2	4.6

Total	40.7	40.2

E&Y	2006	2005
	(millions of €)
Audit fees	23.6	15.7
Audit-related fees	3.3	10.9
Tax fees	0.6	0.6
All other fees	0.4	0.3

Total	27.9	27.6

Audit Fees

The following services were billed under the category “audit fees”: auditing of financial statements, management’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting, review of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions, including the formulation of audit opinions and reports, domestic and international legal audits and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes, and tests which serve to promote understanding and reliability of these systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

Audit-Related Fees

Audit-related fees mainly consisted of services that are normally performed by the external auditor in connection with the auditing of our annual financial statements, management’s assessment of internal control over financial reporting and the effectiveness of internal controls over financial reporting. Audit-related services also included due diligence tests relating to possible acquisitions and sales of companies, advice on issues of billing, accounting and reporting (which were not classified as audit services), support with the interpretation and implementation of new accounting and reporting standards, auditing procedures that are not carried out in connection with the audit of our annual financial statements and concern our information systems and support with the implementation of corporate control requirements for reporting.

Tax Fees

Tax fees consisted of services relating to issues of domestic and international taxation (adherence to tax laws, tax planning and tax consulting). Furthermore, services were authorized for the review of tax returns, assistance with tax audits and appeals, as well as assistance relating to tax law and the review of compliance with tax laws applicable to international employees.

All Other Fees

All other fees mainly consisted of risk management advisory services, business plan analysis, project steering tasks within the framework of intra-Group restructuring measures and assistance related to procedures required by the Federal Network Agency and other regulatory bodies. None of these services were related to the audits of our financial statements.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Our audit committee includes one or more members who are exempt from the audit committee member independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemptions provided by Rule 10A-3(b)(1)(iv) of the Exchange Act. Specifically, Mr. Wilhelm Wegner is an employee of Deutsche Telekom AG and Chairman of the Central Works Council at Deutsche Telekom AG and Mr. Wolfgang Schmitt is Executive Vice President—Head of Business Counsel, Business Customer Branch Office at T-Com, and both are exempt from the requirements of Rule 10A-3(b)(1)(ii) of the Exchange Act by virtue of Rule 10A-3(b)(1)(iv)(C) of the Exchange Act as they are not executive officers and were named to the Supervisory Board pursuant to the Co-Determination Act. We do not believe that our reliance on these exemptions from the independence requirements of Rule 10A-3 of the Exchange Act will materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out certain information concerning purchases of Deutsche Telekom shares by Deutsche Telekom AG and its affiliates during 2006:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (EUR)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 2006	0	0	0	0
February 2006	0	0	0	0
March 2006	0	0	0	0
April 2006	0	0	0	0
May 2006	0	0	0	0
June 2006	0	0	0	0
July 2006	0	0	0	0
August 2006(1)	62,730,182	11.29	62,730,182	0
September 2006	0	0	0	0
October 2006	0	0	0	0
November 2006	0	0	0	0
December 2006	0	0	0	0

Total	62,730,182	11.29	62,730,182	0

(1)	On August 25, 2006, we completed the share buy-back program that was launched on August 14, 2006. The program was announced in October 2004 and was intended to buy back from the market the number of our shares issued in the course of the merger of T-Online International AG into Deutsche Telekom AG in order to prevent an increase in the number of our shares subsequent to the merger. On May 3, 2006, the Annual General Shareholders Meeting authorized the Management Board to repurchase and cancel these shares according to the Stock Corporation Act. By August 25, 2006, a total of 62,730,182 shares with a proportionate amount of the share capital of EUR 160,589,265.92 (i.e., approximately 1.4% of the share capital) had been repurchased at an average price of EUR 11.29 for a total consideration of EUR 708,334,785.39. There still remain proceedings pending with respect to the court review of the fairness of the exchange ratio, which was initiated by former T-Online shareholders in July 2006. For further information with respect to pending proceedings relating to the T-Online merger, see “Item 8. Financial Information—Legal Proceedings.” For additional information with respect to the approval by our shareholders of a resolution authorizing us to repurchase additional shares in the future, see “Item 10. Additional Information—Articles of Incorporation—Repurchase of Shares.”

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See pages F-1 through F-142.

ITEM 19. Exhibits

Documents filed as exhibits to this Annual Report.

1.1	Memorandum and Articles of Incorporation (Satzung) of Deutsche Telekom AG as amended to date (English translation)

2.1	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Exhibit 4.1 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.2	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom (incorporated by reference to Exhibit 4.2 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.3	Except as noted in Exhibits 2.1 and 2.2 above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	Significant Subsidiaries as of December 31, 2006

11.1	Deutsche Telekom AG’s Code of Ethics, as amended (incorporated by reference to Exhibit 11.1 of Deutsche Telekom’s annual report on Form 20-F filed with the SEC on March 14, 2006)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firms

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 1, 2007	DEUTSCHE TELEKOM AG

	By:	/s/ RENÉ OBERMANN René Obermann Chairman of the Management Board

	By:	/s/ DR. KARL-GERHARD EICK Dr. Karl-Gerhard Eick Deputy Chairman of the Management Board Finance

DEUTSCHE TELEKOM AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Management and Shareholders of Deutsche Telekom AG:

We have audited the accompanying consolidated balance sheets of Deutsche Telekom AG (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 50 and 51 to the consolidated financial statements.

As discussed in Note 29 to the consolidated financial statements, the Company changed its method of accounting for pensions in 2006 and, as required for the accounting change, has restated prior periods for comparison purposes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Deutsche Telekom AG`s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 1, 2007 expressed an unqualified opinion thereon.

March 1, 2007

Ernst & Young AG

Wirtschaftspruefungsgesellschaft

Steuerberatungsgesellschaft

Stuttgart

/s/ Prof. Dr. Pfitzer	/s/ Hollweg
(Prof. Dr. Pfitzer) Wirtschaftspruefer	(Hollweg) Wirtschaftspruefer

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft Frankfurt am Main

/s/ Frings	/s/ Menke
(Frings) Wirtschaftspruefer	(Menke) Wirtschaftspruefer

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
	Note	2006	2005¹	2004¹
		(millions of €)
Net revenue	(1)	61,347	59,604	57,353
Cost of sales	(2)	(34,755)	(31,862)	(31,544)

Gross profit		26,592	27,742	25,809

Selling expenses	(3)	(16,410)	(14,683)	(12,870)
General and administrative expenses	(4)	(5,264)	(4,210)	(4,476)
Other operating income	(5)	1,257	2,408	1,718
Other operating expenses	(6)	(888)	(3,635)	(3,916)

Profit from operations		5,287	7,622	6,265

Finance costs	(7)	(2,540)	(2,401)	(3,280)
Interest income		297	398	377
Interest expense		(2,837)	(2,799)	(3,657)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(8)	24	214	945
Other financial income (expense)	(9)	(167)	784	(360)

Loss from financial activities		(2,683)	(1,403)	(2,695)

Profit before income taxes		2,604	6,219	3,570

Income taxes	(10)	970	(198)	(1,552)

Profit after income taxes		3,574	6,021	2,018

Profit (loss) attributable to minority interests	(11)	409	432	424
Net profit (profit (loss) attributable to equity holders of the parent)		3,165	5,589	1,594

Earnings per share	(12)
Basic		0.74	1.31	0.39
Diluted		0.74	1.31	0.39

1	Impact of the adoption of IAS 19.93A on other financial income/expense: The amortization of actuarial gains and losses of EUR 7 million for 2005 and EUR 1 million for 2004. The corresponding income tax expense amounts to EUR 2 million for 2005 and EUR 0.4 million for 2004, impacting profit after income taxes with EUR 5 million in 2005 and EUR 1 million in 2004. Please refer to explanations under Note 29.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		As of December 31,
	Note	2006	2005¹
		(millions of €)
Assets
Current assets
Cash and cash equivalents	(17)	2,765	4,975
Trade and other receivables	(18)	7,753	7,512
Current recoverable income taxes	(10)	643	613
Other financial assets	(24)	1,825	1,362
Inventories	(19)	1,129	1,097
Non-current assets held for sale	(20)	907	0
Other assets		929	1,109

		15,951	16,668

Non-current assets
Intangible assets	(21)	58,014	52,675
Property, plant and equipment	(22)	45,869	47,806
Investments accounted for using the equity method	(23)	189	1,825
Other financial assets	(24)	657	779
Deferred tax assets	(10)	8,952	8,140
Other assets		528	575

		114,209	111,800

Total assets		130,160	128,468

Liabilities and shareholders’ equity
Current liabilities
Financial liabilities	(25)	7,683	10,374
Trade and other payables	(26)	7,160	6,902
Income tax liabilities	(10)	536	1,358
Other provisions	(30)	3,093	3,621
Other liabilities	(28)	3,616	2,703

		22,088	24,958

Non-current liabilities
Financial liabilities	(25)	38,799	36,347
Provisions for pensions and other employee benefits	(29)	6,167	6,167
Other provisions	(30)	3,174	2,036
Deferred tax liabilities	(10)	8,083	8,331
Other liabilities	(28)	2,179	2,030

		58,402	54,911

Liabilities		80,490	79,869

Shareholders’ equity	(31)
Issued capital	(32)	11,164	10,747
Capital reserves	(33)	51,498	49,561
Retained earnings including carryforwards	(34)	(16,977)	(19,748)
Other comprehensive income	(35)	(2,275)	(1,055)
Net profit		3,165	5,589
Treasury shares	(36)	(5)	(6)
Equity attributable to equity holders of the parent		46,570	45,088
Minority interests	(37)	3,100	3,511

		49,670	48,599

Total liabilities and shareholders’ equity		130,160	128,468

1	Impact from the adoption of IAS 19.93A The allocation of actuarial gains and losses results in an increase in provisions for pensions of EUR 1,571 million. The corresponding taxes amount to EUR 588 million, resulting in a reduction in shareholders’ equity of EUR 983 million. Please refer to explanations under Note 29.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended December 31,
	Note 38	2006	2005¹	2004¹
		(millions of €)
Profit after income taxes		3,574	6,021	2,018
Depreciation, amortization and impairment losses		11,034	12,497	13,127
Income tax expense (benefit)		(970)	198	1,552
Interest income and interest expenses		2,540	2,401	3,280
(Gain) loss from the disposal of non-current assets		(273)	(1,058)	(1,306)
Share of (profit) loss of associates and joint ventures accounted for using the equity method		(24)	(152)	27
Other non-cash transactions		96	(111)	845
Change in assets carried as working capital		(49)	(360)	523
Change in provisions		1,893	(237)	603
Change in other liabilities carried as working capital		354	(130)	(337)
Income taxes received (paid)		(1,248)	(1,200)	48
Dividends received		27	60	82

Cash generated from operations		16,954	17,929	20,462

Interest paid		(4,081)	(4,017)	(4,986)
Interest received		1,322	1,086	1,244

Net cash from operating activities		14,195	14,998	16,720

Cash outflows for investments in
Intangible assets		(4,628)	(1,868)	(1,044)
Property, plant and equipment		(7,178)	(7,401)	(5,366)
Non-current financial assets		(624)	(604)	(870)
Investments in fully consolidated subsidiaries		(2,265)	(2,051)	(483)
Proceeds from disposal of
Intangible assets		35	33	7
Property, plant and equipment		532	333	550
Non-current financial assets		249	1,648	2,140
Investments in fully consolidated subsidiaries		(21)	0	1
Net change in short-term investments and marketable securities		(321)	(148)	564
Other		(57)	0	0

Net cash used in investing activities		(14,278)	(10,058)	(4,501)

Proceeds from issue of current financial liabilities		3,817	5,304	703
Repayment of current financial liabilities		(9,163)	(14,747)	(13,798)
Proceeds from issue of non-current financial liabilities		7,871	4,944	1,322
Repayment of non-current financial liabilities		(492)	(443)	(481)
Dividend payments		(3,182)	(2,931)	(404)
Proceeds from the exercise of stock options		16	34	21
Share buy-back		(709)	0	0
Repayment of lease liabilities		(219)	(200)	(244)

Net cash used in financing activities		(2,061)	(8,039)	(12,881)

Effect of exchange rate changes on cash and cash equivalents		(66)	69	(17)

Net decrease in cash and cash equivalents		(2,210)	(3,030)	(679)

Cash and cash equivalents, at the beginning of the year		4,975	8,005	8,684

Cash and cash equivalents, at the end of the year		2,765	4,975	8,005

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	For the year ended December 31,
	2006	2005	2004
	(millions of €)
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	3	126	855
Recognition of other comprehensive income in income statement	(1)	(984)	(257)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	385	(537)	304
Recognition of other comprehensive income in income statement	(8)	(28)	1
Revaluation due to business combinations	395	(9)	124
Exchange differences on translation of foreign subsidiaries	(1,747)	2,878	(480)
Other income and expense recognized directly in equity	80	9	0
Actuarial gains and losses from defined benefit plans and other employee benefits	314	(1,099)	(112)
Deferred taxes on items in other comprehensive income	(275)	624	(76)

Income and expense recognized directly in equity	(854)	980	359

Profit after income taxes	3,574	6,021	2,018

Recognized income and expense	2,720	7,001	2,377

Minority interests	517	480	575
Equity attributable to equity holders of the parent	2,203	6,521	1,802

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of accounting policies

General information

The Deutsche Telekom Group (hereinafter referred to as Deutsche Telekom) is one of the world's leading service providers in the telecommunications and information technology sector. With its strategic business areas, Mobile Communications, Broadband/Fixed Network and Business Customers, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

The Company was entered as Deutsche Telekom AG in the commercial register of the Bonn District Court (Amtsgericht—HRB 6794) on January 2, 1995.

The Company’s registered office is in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

The Declaration of Conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz—AktG) was released and made available to shareholders.

In addition to Frankfurt/Main, other German stock exchanges, and Tokyo, Deutsche Telekom shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). Deutsche Telekom therefore also prepares financial information in accordance with U.S. GAAP (Generally Accepted Accounting Principles) applicable at the reporting date. Differences between accounting and measurement principles applied in Deutsche Telekom's consolidated financial statements under IFRS and those under U.S. GAAP are explained in the Annual Report on Form 20-F filed with the SEC.

The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG are published in the electronic Federal Gazette (elektronischer Bundesanzeiger). The annual report and this Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom’s listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.deutschetelekom.com.

The consolidated financial statements of Deutsche Telekom for the 2006 financial year were released for publication by the Board of Management on February 13, 2007.

Basis of preparation

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as well as with the regulations under commercial law as set forth in § 315a (1) HGB (Handelsgesetzbuch—German Commercial Code). All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. The consolidated financial statements of Deutsche Telekom also comply with IFRS as published by the IASB.; therefore, there are no differences and a reconciliation between IFRS as adopted by the EU (EU GAAP) and IFRS as published by the IASB is not needed. EU GAAP and IFRS as published by the IASB are referred to, collectively, as IFRS in these consolidated financial statements.

The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the consolidated statement of recognized income and expense include two comparative years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Presentation in the balance sheet differentiates between current and non-current assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The income statement is presented using the cost-of-sales method. Under this format, net revenues are compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

Initial application of standards, interpretations and amendments to standards and interpretations in the financial year

In the financial year, Deutsche Telekom initially applied the following pronouncements by the IASB:

•	IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Funds,”

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement—Cash flow Hedge Accounting of Forecast Intragroup Transactions,”

•	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement—The Fair Value Option,”

•	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts”, “Financial Guarantee Contracts,” and

•	Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates.”

The initial application of those pronouncements did not have a material impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In addition, Deutsche Telekom initially applied the amendments to International Accounting Standard (IAS) 19 “Employee Benefits.” The resulting effects are presented under “Change in accounting policies.”

Standards, interpretations and amendments issued, but not yet adopted

In August 2005, the IASB issued an amendment to IAS 1 “Presentation of Financial Instruments—Capital Disclosures.” In January 2006, the European Union endorsed the amendments to IAS 1. The amendment requires disclosures regarding an entity’s objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007. As the amendment to IAS 1 only affects disclosure requirements, it is not expected to have an impact on Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2005, the International Financial Reporting Interpretation Committee (IFRIC) issued IFRIC 7 “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies.” In May 2006, the European Union endorsed IFRIC 7. IFRIC 7 clarifies that in the period in which the economy of an entity’s functional currency becomes hyperinflationary, the entity shall apply the requirements of IAS 29 as though the economy had always been hyperinflationary. The effect of this requirement is that non-monetary items carried at cost shall be restated from the dates at which those items were first recognized; for other non-monetary items the restatements are made from the dates at which revised carrying amounts for those items were established.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax amounts in the opening balance sheet are determined in two stages: (a) Deferred tax items are remeasured in accordance with IAS 12 “Income Taxes” after restating the nominal carrying amounts of the non-monetary items in the opening balance sheet by applying the measuring unit at that date. (b) The deferred tax items remeasured in this way are restated for the change in the measuring unit from the date of the opening balance sheet to the date of the closing balance sheet. The provisions are effective for reporting periods beginning on or after March 1, 2006. The adoption of IFRIC 7 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

In January 2006, the IFRIC issued IFRIC 8 “Scope of IFRS 2.” In September 2006, the European Union endorsed IFRIC 8. The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006. The adoption of this interpretation is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

In March 2006, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 9 “Reassessment of Embedded Derivatives.” In September 2006, the European Union endorsed IFRIC 9. The interpretation clarifies certain aspects of the treatment of embedded derivatives under IAS 39 “Financial Instruments: Recognition and Measurement” and answers the question whether the assessment, if an embedded derivative has to be accounted for separately from the host contract, is required upon closing of the contract or on an ongoing basis. According to IFRIC 9 a reassessment is prohibited unless the cash flows resulting from the contract are changed significantly by a change of the contract. In this case, a reassessment is required. The provisions of IFRIC 9 are effective for annual periods beginning on or after June 1, 2006. The adoption of IFRIC 9 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

In July 2006, the IFRIC issued IFRIC 10 “Interim Financial Reporting and Impairment.” IFRIC 10 has not been endorsed by the European Union yet. The interpretation addresses the apparent conflict between the requirements of IAS 34 “Interim Financial Reporting” and the requirements in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. According to IFRIC 10 any such impairment losses recognized in an interim financial statement must not be reversed in subsequent interim or annual financial statements. The provisions of IFRIC 10 are effective for annual periods beginning on or after November 1, 2006. The adoption of IFRIC 10 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

In November 2006, the IFRIC issued IFRIC 11 “IFRS 2—Group and Treasury Share Transactions.” IFRIC 11 has not been endorsed by the European Union. The interpretation addresses how to apply International Financial Reporting Standard (IFRS) 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. The interpretation shall be applied for annual periods beginning on or after March 2007. An entity shall apply the interpretation retrospectively in accordance with IAS 8, subject to the transitional provisions of IFRS 2. The adoption of IFRIC 11 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In November 2006, the IFRIC issued IFRIC 12 “Service Concession Rights.” IFRIC 12 has not been endorsed by the European Union. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services—such as roads, airports, prisons and energy and water supply and distribution facilities—to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRS to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial and an intangible asset is possible as well. The provisions of IFRIC 12 are effective for annual periods beginning on or after January 1, 2008. The adoption of IFRIC 12 is not expected to have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

In November 2006, the IASB issued IFRS 8 “Operating Segments.” IFRS 8 has not been endorsed by the European Union yet. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments (management approach). The standard requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about the revenues derived from its products or services (or groups of similar products and services), about the countries in which it earns revenues and holds assets, and about major customers, regardless of whether that information is used by management in making operating decisions. The provisions of IFRS 8 are effective for annual periods beginning on or after January 1, 2009. The adoption of IFRS 8 is not expected to have a material impact on Deutsche Telekom's financial statements.

Consolidated group

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity is controlled. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies in which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The composition of the Deutsche Telekom Group changed as follows in the 2006 financial year:

	Domestic	International	Total
Consolidated subsidiaries (including special-purpose entities)
January 1, 2006	69	281	350
Additions	7	42	49
Disposals (including mergers)	(5)	(119)	(124)

December 31, 2006	71	204	275

Associates accounted for using the equity method
January 1, 2006	11	11	22
Additions	1	0	1
Disposals	(3)	(2)	(5)

December 31, 2006	9	9	18

Joint ventures accounted for using the equity method
January 1, 2006	2	0	2
Additions	0	0	0
Disposals	0	0	0

December 31, 2006	2	0	2

Total
January 1, 2006	82	292	374
Additions	8	42	50
Disposals (including mergers)	(8)	(121)	(129)

December 31, 2006	82	213	295

Business combinations

2004:

On February 18, 2004, Deutsche Telekom acquired all shares in the Scout24 group, Baar/Switzerland via its subsidiary T-Online International AG. The purchase price of EUR 0.2 billion was paid in cash and included the assumption of a shareholder loan amounting to EUR 37 million. The Scout24 group is primarily active in the market for Internet marketplaces, such as AutoScout24 or ImmobilienScout24. The business combination resulted in goodwill of EUR 96 million.

Pursuant to a purchase agreement dated December 23, 2004, Slovak Telekom—a 51 percent subsidiary of Deutsche Telekom—acquired the remaining 49 percent of the shares in the Slovak mobile communications operator EuroTel Bratislava (renamed T-Mobile Slovensko in May 2005) for a price of EUR 0.3 billion. The business combination resulted in goodwill of EUR 59 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values at the acquisition date of the assets, liabilities and contingent liabilities relating to the aforementioned business combinations and the carrying amounts immediately prior to the business combination are shown in the table below:

	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
	Scout24 group		T-Mobile Slovensko
Assets	129	45	672	370
Current assets	16	16	74	74
Cash and cash equivalents	4	4	22	22
Other assets	12	12	52	52

Non-current assets	113	29	598	296
Intangible assets	66	2	410	89
Property, plant and equipment	2	2	179	203
Investments accounted for using the equity method	21	1	0	0
Other assets	24	24	9	4

Liabilities	86	63	251	187
Current liabilities	63	63	67	67
Financial liabilities	36	36	2	2
Trade and other payables	5	5	36	36
Other liabilities	22	22	29	29

Non-current liabilities	23	0	184	120
Financial liabilities	0	0	100	97
Other liabilities	23	0	84	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2005:

As part of a public tender offer Deutsche Telekom purchased approximately 16 percent of the outstanding shares in T-Online International AG for a total price of EUR 1.8 billion. This share acquisition was part of the planned merger of T-Online into Deutsche Telekom AG. These transactions in February and March 2005 led to an increase in goodwill of EUR 0.8 billion.

Magyar Telekom, Deutsche Telekom’s Hungarian subsidiary, acquired an equity interest of approximately 76.5 percent in the Telekom Montenegro group for EUR 0.15 billion in March and May 2005. The purchase price was paid in cash. In addition to traditional fixed-network services, the Telekom Montenegro group not only offers mobile communications services, but also operates as an Internet service provider. The business combination resulted in goodwill of EUR 25 million. Telekom Montenegro was included in Deutsche Telekom’s consolidated financial statements as of March 31, 2005 for the first time.

	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
	Telekom Montenegro group
Assets	201	181
Current assets	35	35
Cash and cash equivalents	7	7
Other assets	28	28

Non-current assets	166	146
Intangible assets	40	19
Property, plant and equipment	114	122
Other assets	12	5

Liabilities	41	44
Current liabilities	28	34
Financial liabilities	10	15
Trade and other payables	6	6
Other liabilities	12	13

Non-current liabilities	13	10
Financial liabilities	3	3
Other liabilities	10	7

T-Online International AG fully acquired the cable network operator Albura Telecomunicaciones at June 30, 2005. This share was purchased for EUR 36 million. The business combination resulted in negative goodwill of EUR 4 million, which was recognized as income in profit or loss. The fair values of the assets acquired amounted to less than EUR 0.1 billion.

2006:

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. The purchase price was paid in cash.

The information technology service provider gedas advises companies in the automotive and manufacturing industries on the development, systems integration, and operation of IT solutions. The technological expertise

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

acquired in the company’s core market and the understanding of business processes in the automotive sector benefit numerous customers in other sectors and public administrations. The IT service provider has developed a comprehensive thinking and working principle of its own—“Intelligent Transformation”—consisting of three elements: technological benefit, integrated view and creating an appropriate interface between people and technology. Based in Berlin, the company has more than 50 sites in 13 countries around the world.

The business combination resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group.

The gedas group was included in Deutsche Telekom’s consolidated financial statements as of March 31, 2006 for the first time. The gedas group has contributed a total of EUR 495 million to the Group’s net revenue since the acquisition date. Net profit for the reporting period includes a net loss at the gedas group since the acquisition date in the amount of EUR 15 million. Assuming that the business combination had taken place at the beginning of the financial year, its revenue contribution would have been EUR 639 million and the loss of the gedas group would have risen to EUR 26 million.

	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
	gedas group
Assets	434	341
Current assets	231	231
Cash and cash equivalents	41	41
Other assets	190	190

Non-current assets	203	110
Intangible assets	112	20
Property, plant and equipment	73	73
Other assets	18	17

Liabilities	341	308
Current liabilities	298	293
Financial liabilities	119	119
Trade and other payables	69	69
Other liabilities	110	105

Non-current liabilities	43	15
Financial liabilities	6	6
Other liabilities	37	9

Effective April 28, 2006, Deutsche Telekom—through the Group company T-Mobile Austria—acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). tele.ring is an Austrian telecommunications company which primarily operates in the area of UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. The business combination resulted in goodwill of EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

•	A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible assets since the recognition criteria were not fulfilled.

•	Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generates a portion of its revenues with a limited number of fixed-network customers. However, since this activity is not consistent with the strategic objectives of T-Mobile Austria, preparations are already underway to sell the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group are required to be sold to competitors. The assets expected to be disposed of in the near future are classified as held for sale.

tele.ring was included in Deutsche Telekom’s consolidated financial statements as of May 1, 2006 for the first time. The revenue generated by tele.ring since the acquisition date is EUR 296 million. If the business combination had already taken place effective January 1, 2006, net revenue would have been EUR 158 million higher. Net profit for the reporting period includes a net loss at tele.ring in the amount of EUR 117 million. The net profit would have been EUR 23 million lower—the amount of the net loss of tele.ring—had the business combination been executed effective January 1, 2006.

	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
	tele.ring group
Assets	785	666
Current assets	199	119
Cash and cash equivalents	23	23
Assets held for sale	85	0
Other assets	91	96

Non-current assets	586	547
Intangible assets	461	230
Property, plant and equipment	118	304
Other assets	7	13

Liabilities	138	145
Current liabilities	106	99
Financial liabilities	17	17
Trade and other payables	47	47
Other liabilities	42	35

Non-current liabilities	32	46
Financial liabilities	0	0
Other liabilities	32	46

The deferred tax effects of tax loss carryforwards of EUR 0.9 billion have not been included, as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

The merger of T-Online International AG into Deutsche Telekom AG was entered into the commercial register on June 6, 2006. The merger of T-Online International AG into Deutsche Telekom AG has now taken effect. In connection with the merger, Deutsche Telekom acquired 9.86 percent of the remaining shares in T-Online by issuing 62.7 million new Deutsche Telekom shares. This transaction generated goodwill of EUR 0.2 billion.

In the third quarter of 2006, Deutsche Telekom bought back 62.7 million Deutsche Telekom shares for a purchase price of EUR 0.7 billion and subsequently retired them. This corresponds to the number of shares newly

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

issued in the course of the merger of T-Online International AG into Deutsche Telekom AG. The buy-back program was implemented solely for the purpose of reducing the share capital of Deutsche Telekom AG so that the merger with T-Online International AG does not lead to a permanent increase in the number of Deutsche Telekom AG shares.

By acquiring a further 48.0 percent of the voting rights in Polska Telefonia Cyfrowa Sp. z o. o., Warsaw/Poland (PTC) (via T-Mobile Deutschland GmbH, Bonn), Deutsche Telekom obtained control of the entity as of October 26, 2006. PTC provides mobile communications products and services based on GSM and UMTS technology.

For reasons of simplicity, PTC was not fully consolidated until November 1, 2006. Due to the existence of a significant influence on the company, PTC was included as an associate in the consolidated financial statements of Deutsche Telekom until October 31, 2006. The carrying amount of the investment in PTC amounted to EUR 1.8 billion as of October 31, 2006. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the 48.0 percent stake is treated as a business combination achieved in stages according to IFRS 3.

Since Deutsche Telekom obtained control of the entity upon acquisition of the remaining 48.0 percent of the shares in PTC, PTC’s assets and liabilities were included in the consolidated financial statements of Deutsche Telekom at fair value effective November 1, 2006. The voting rights were acquired by means of exercising a call option. Payments of EUR 0.6 billion have been made to date as consideration for the additional 48.0 percent of the shares in PTC. Further payments will be made depending on future events. A subsequent adjustment of the purchase price as a result of the judicial determination of the final purchase price would have an impact on goodwill. Cash and cash equivalents in the amount of EUR 0.2 billion were acquired in conjunction with the purchase of the PTC.

Including EUR 7 million in costs directly attributable to the business combination incurred for business and legal advisory services, the costs for the acquisition of the 48.0 percent of the shares amount to EUR 1.6 billion. The business combination resulted in total goodwill of EUR 1.7 billion. Goodwill is mainly attributable to cost savings expected from synergy effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of PTC’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
	Polska Telefonia Cyfrowa (PTC)
Assets	3,194	1,900
Current assets	558	558
Cash and cash equivalents	185	185
Assets held for sale	2	2
Other assets	371	371

Non-current assets	2,636	1,342
Intangible assets	1,963	634
Property, plant and equipment	634	706
Other assets	39	2

Liabilities	1,044	666
Current liabilities	432	421
Financial liabilities	127	120
Trade and other payables	28	28
Other liabilities	277	273

Non-current liabilities	612	245
Financial liabilities	262	159
Other liabilities	350	86

The difference between fair values and the carrying amounts at the acquisition date relating to the existing interest (49.0 percent) resulting from the complete revaluation of PTC’s assets and liabilities in the amount of EUR 0.4 billion is recognized in the revaluation reserve. The proportion of share capital attributable to third parties upon realization of such difference amounts to approximately EUR 65 million.

The revenue generated by PTC since the acquisition date is EUR 299 million. If the business combination had taken place on January 1, 2006, the Group’s net revenue would have been around EUR 1,523 million higher than the level of net revenue actually generated. Net profit for the current period includes a net loss at PTC in the amount of EUR 116 million. The net profit would have been approximately EUR 380 million lower—the amount of the net loss of PTC—had the business combination been executed effective January 1, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pro forma information—unaudited

The following pro forma information shows the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in 2004 through 2006, as if they had been included in the consolidated financial statements from the beginning of the financial year in which they were acquired.

	2006	2005	2004
	(millions of €)
Net revenue
Reported	61,347	59,604	57,353
Pro forma	63,172	59,627	57,671

Net profit
Reported	3,165	5,589¹	1,594¹
Pro forma	2,751	5,589¹	1,640¹

Earnings per share / ADS (€)
Reported	0.74	1.31¹	0.39¹
Pro forma	0.64	1.31¹	0.40¹

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Principal subsidiaries

The principal subsidiaries whose revenues, together with Deutsche Telekom AG, account for more than 90 percent of the Group's revenue are:

Name and registered office	Deutsche Telekom share Dec. 31, 2006	Net revenue 2006	Employees 2006
	(in %)	(millions of €)	(annual average)
T-Mobile Deutschland GmbH, Bonn[2]	100.00	8,215	7,109
T-Mobile Holdings Ltd., Hatfield, United Kingdom[1,3]	100.00	4,494	5,863
T-Mobile Austria Holding GmbH, Vienna, Austria[1,4]	100.00	1,149	1,760
T-Mobile USA, Inc., Bellevue, Washington, United States[1,3]	100.00	13,628	28,778
T-Mobile Czech Republic a.s., Prague, Czech Republic [5]	60.77	1,043	2,532
T-Mobile Netherlands Holding B.V., The Hague, Netherlands[1,3]	100.00	1,138	1,404
T-Systems Enterprise Services GmbH, Frankfurt/Main[1]	100.00	5,648	19,069
T-Systems GEI GmbH, Aachen[6]	100.00	477	3,361
GMG Generalmietgesellschaft mbH, Münster	100.00	1,719	0
DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, Münster	100.00	949	6,851
T-Systems Business Services GmbH, Bonn[1]	100.00	5,911	14,869
Magyar Telekom Rt., Budapest, Hungary[1,7]	59.21	2,540	11,987
Slovak Telekom a.s., Bratislava, Slovakia[1]	51.00	818	6,739
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia[1]	51.00	1,173	7,534

1	Consolidated subgroup financial statements.
2	Indirect shareholding via T-Mobile International AG & Co. KG, Bonn (Deutsche Telekom AG’s indirect share: 100%).
3	Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).
4	Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG's indirect share: 100%).
5	Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG’s indirect share: 100%).
6	Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt/Main (Deutsche Telekom AG’s share: 100%).
7	Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG’s share: 100%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with § 313 HGB, the full list of investment holdings is filed with the Commercial Registry of the Bonn District Court (HRB 6794). The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) HGB.

Consolidation methods

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Non-current assets that are classified as held for sale are recognized at fair value less costs to sell. Any excess of the cost of the business combination over the acquirer’s interest in the net fair value of identifiable assets and of the liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized immediately in profit or loss. In the periods following the business combination, any realized differences between the carrying amounts and fair values of assets and liabilities are adjusted, amortized or reversed, in accordance with the treatment of the corresponding assets and liabilities.

When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Income and expenses of a subsidiary are included in the consolidated financial statements from the acquisition date. Income and expenses of a subsidiary are included in the consolidated financial statements until the date on which the parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and its carrying amount, including the cumulative amount of any exchange differences that relate to the subsidiary recognized in equity, is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary. Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

A subsidiary is deconsolidated from the date it is no longer controlled by Deutsche Telekom.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized, but tested for impairment at least once a year. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest.

Currency translation

Foreign-currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At balance sheet dates, monetary items are translated at the closing rate, and non-monetary items are translated at the exchange rate at the date of transaction. Exchange rate differences are recognized in profit or loss.

The assets and liabilities of Group entities whose functional currency is not the euro are translated into euros from the local currency using the middle rates at the balance sheet date. The middle rates are the average of the bid and ask rates at closing on the respective dates. The income statements and corresponding profit or loss of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

foreign-currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

The exchange rates of certain significant currencies changed as follows:

	Annual average rate			Rate at balance sheet date
	2006	2005	2004	Dec. 31, 2006	Dec. 31, 2005
	€	€	€	€	€
100 Czech korunas (CZK)	3.52842	3.35741	3.13631	3.63768	3.44983
1 Pound sterling (GBP)	1.46671	1.46209	1.47305	1.48966	1.45541
100 Croatian kunas (HRK)	13.65320	13.51280	13.33720	13.60670	13.56480
1,000 Hungarian forints (HUF)	3.78398	4.03201	3.97687	3.97329	3.95594
100 Polish zlotys (PLN)	25.66560	24.86080	22.10010	26.08550	25.90210
100 Macedonian denars (MKD)	1.62490	1.65696	1.61304	1.62607	1.64052
100 Slovak korunas (SKK)	2.68559	2.59153	2.49843	2.89755	2.63992
1 U.S. dollar (USD)	0.79626	0.80325	0.80386	0.75851	0.84496

Accounting policies

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use, is lower than the carrying amount. Indefinite-lived intangible assets (U.S. mobile communications licenses (FCC licenses)) are carried at cost. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply. The useful lives and the amortization method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8.

Amortization of mobile communications licenses begins as soon as the related network is ready for use. The useful lives of mobile communications licenses are determined based on several factors, including the term of the licenses granted by the respective regulatory body in each country, the availability and expected cost of renewing the licenses, as well as the development of future technologies. The remaining useful lives of the Company’s mobile communications licenses are as follows:

Years
Mobile communications licenses:
FCC licenses	Indefinite
UMTS licenses	8 to 18
GSM licenses	2 to 18

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures and borrowing costs are not capitalized and are expensed as incurred.

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year-period and are also used for internal purposes. The planning horizon reflects the assumptions for short to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rate. Cash flow calculations are supported by external sources of information.

Property, plant and equipment is carried at cost less straight-line depreciation and impairment losses. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. In addition to the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Borrowing costs are not capitalized. Investment grants received reduce the cost of the assets for which the grants were made.

On disposal of an item of property, plant and equipment or when no future economic benefits are expected from its use or disposal the carrying amount of the item is derecognized. The gain or loss arising from the derecognition of an item of property, plant and equipment is the difference between the net disposal proceeds, if any, and the carrying amount of the item and is recognized as other operating income or other operating expenses when the item is derecognized.

The useful lives of material asset categories are as follows:

Years
Buildings	25 to 50
Telephone facilities and terminal equipment	3 to 10
Data communications equipment, telephone network and ISDN switching equipment, transmission equipment, radio transmission equipment and technical equipment for broadband distribution networks	2 to 12
Broadband distribution networks, outside plant networks and cable conduit lines	8 to 35
Other equipment, operating and office equipment	2 to 23

Leasehold improvements are depreciated over the shorter of their useful lives or lease terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which the substantial risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized in the balance sheet by the lessor. Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset in the balance sheet. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and financial income. The lease receivable is reduced using the effective interest method and the carrying amount adjusted accordingly.

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

Non-current assets held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of carrying amount and fair value less costs to sell and are classified as “non-current assets held for sale.” Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories are carried at the lower of net realizable value or cost. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Borrowing costs are not capitalized. Cost is measured using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the estimated costs necessary to make the sale. Deutsche Telekom sells handsets separately and in connection with service contracts. As part of the strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. Because the handset subsidy is part of the Company’s strategy for acquiring new customers the loss on the sale of handset is recognized at the time of the sale.

Pension obligations and other employee benefits relate to obligations to non-civil servants. Liabilities for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. For discounting the present value of benefits, taking into account future salary increases (defined benefit obligation), a rate of 4.45 percent as of December 31, 2006 was used. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The effects of the change in the accounting for actuarial gains and losses in comparison to 2005 are presented under "Change in accounting policies." The return on plan assets is also classified in interest income. Service costs are classified as operating expenses. The amounts payable under defined contribution plans are expensed when the contributions are due and classified as operating expenses. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight line basis over the average remaining vesting period.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to this group of people. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred and classified as operating expenses.

Part-time working arrangements for employees approaching retirement are based on the block model of the partial retirement arrangement (Altersteilzeit). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro rata basis during the term of the arrangement. The cumulative outstanding settlement amount is based on the difference between the employee's remuneration before entering partial retirement (including the employer's social security contributions) and the remuneration for the part-time service (including the employer's social security contributions, but excluding top-up payments). The second type of obligation relates to the employer's obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants are recognized when Deutsche Telekom is demonstrably committed to grant those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to accept the offer. Where termination benefits fall due more than 12 months after the balance sheet date, the expected amount to be paid is discounted to the balance sheet date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Contingencies (contingent liabilities and assets) are potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities can also be present obligations that arise from past events for which an outflow of resources embodying economic benefits is not probable or for which the amount of the obligation can not be measured reliably. Contingent liabilities are only recognized at their fair value if they were assumed in the course of a business combination. Contingent assets are not recognized. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the market-place concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis.

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

Cash and cash equivalents, which include cash accounts and short-term cash deposits at banks, have maturities of up to three months when initially recognized and are measured at amortized cost.

Trade and other current receivables are measured at the amount the item is initially recognized less any impairment losses using the effective interest method, if necessary. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

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

Other non-current receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore have to be classified as “held for trading.” Any gains or losses arising from subsequent measurement are recognized in the income statement.

Certain types of investment are intended and expected to be “held-to-maturity” with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

Other non-derivative financial assets are classified as “available-for-sale” and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is permanent or significant, or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

The carrying amounts of the financial assets that are not measured at fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of impairment (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss. Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on unquoted equity instruments that are classified as “available-for-sale” and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment's special risk position.

Financial liabilities are measured at fair value on initial recognition. For all financial liabilities not subsequently measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are also recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Trade payables and other non-derivative financial liabilities are generally measured at amortized cost using the effective interest method.

The Group has not yet made use of the option to designate financial liabilities upon initial recognition as financial liabilities at fair value through profit or loss.

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as “held for trading” and reported at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

Deutsche Telekom uses derivatives to hedge interest rate and currency risks resulting from its operating, financing, and investing activities.

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

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the “clean price” and the “dirty price.” In contrast to the clean price, the dirty price also includes the interest accrued. The fair values recognized correspond to the full fair value or the dirty price.

Recording the changes in the fair values—in either the income statement or directly in equity—depends on whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If no hedge accounting is employed, the changes in the fair values of the derivatives must be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

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

Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

instrument is recognized in profit or loss. In the case of currency risks, the change in the fair value resulting from spot rate changes is designated as the hedged risk. The interest component is separated from the hedge in accordance with IAS 39.74 (b). If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial balance sheet items arise.

If hedges of a net investment in a foreign operation are employed, all gains or losses on the effective portion of the hedging instrument, together with any gains or losses on the foreign-currency translation of the hedged investment, are taken directly to equity. Any gains or losses on the ineffective portion are recognized immediately in profit or loss. The cumulative remeasurement gains and losses on the hedging instrument that had previously been recognized directly in equity and the gains and losses on the currency translation of the hedged item are recognized in profit or loss only on disposal of the investment.

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

Deutsche Telekom also employs hedges that do not satisfy the strict hedge accounting criteria of IAS 39 but which make an effective contribution to hedging the financial risk in accordance with the principles of risk management. Furthermore, Deutsche Telekom does not use hedge accounting in accordance with IAS 39 to hedge the foreign-currency exposure of recognized monetary assets and liabilities, because the gains and losses on the hedged item from currency translation that are recognized in profit or loss in accordance with IAS 21 are shown in the income statement together with the gains and losses on the derivatives used as hedging instruments.

Stock options (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the balance sheet date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques, such as the Black-Scholes model or the Monte Carlo model.

Revenues contain all revenues from the ordinary business activities of Deutsche Telekom. Revenues are recorded net of value-added tax and other taxes collected from customers that are remitted to governmental authorities. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Customer activation fees are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Activation costs and costs of acquiring customers are deferred, up to the amount of deferred customer activation fees, and recognized over the average customer retention period. For multiple-element arrangements, revenue recognition for each of the elements identified must be determined separately. Deutsche Telekom has adopted the framework of the Emerging Issues Task Force Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21) in order to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires in principle that arrangements involving the delivery of bundled products or services be

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). If the fair value of the delivered elements can not be determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the relationship of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the balance sheet item “trade and other receivables.” Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

Revenue in Deutsche Telekom’s strategic business areas is recognized as follows:

Mobile Communications

Mobile Communications revenues include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile-customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area provides its customers with narrow and broadband access to the fixed network as well as Internet access. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. The Broadband/Fixed Network strategic business area also conducts business with national and international network operators and with resellers (wholesale including resale). Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the fees accrue. Revenues from customer activation fees are expensed over the average customer retention period. Revenues also result from charges for advertising and e-commerce. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Business Customers

Business Services

Telecommunication Services include Network Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Customer activation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4, “Determining whether an Arrangement contains a Lease”, and IAS 17, “Leases”. Revenues from Hosting & ASP Services and Broadcast Services are recognized as the services are provided.

Enterprise Services

Enterprise Services derives revenues from Computing and Desktop Services, Systems Integration and Telecommunications Services. Revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured.

The terms of contracts awarded by Enterprise Services generally range from less than one year up to ten years.

Revenue from computing and desktop services is recognized as the services are provided using a proportional performance model. Revenue is recognized ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. Revenue from service contracts billed on the basis of time and material used is recognized at the contractual hourly rates as labor hours are delivered and direct expenses are incurred.

Revenue from hardware sales or sales-type leases is recognized when the product is shipped to the customer, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenue from rentals and leases is recognized on a straight-line basis over the rental period.

Revenue from systems integration contracts requiring the delivery of customized products is generally recognized by reference to the stage of completion, as determined by the relationship of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. For contracts including milestones, revenues are recognized only when the services for a given milestone are provided and accepted by the customer, and the billable amounts are not contingent upon providing remaining services.

Revenue for Telecommunication Services rendered by Enterprise Services is recognized in accordance with the methods described under Business Services.

When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. When an arrangement contains multiple elements, such as hardware and software products, licenses and/or services, revenue is allocated to each element based on its relative fair value. Elements qualify for separation when the products or services have value on a stand-alone basis, fair value of the separate elements exists, and in arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in Enterprise Services’ control. Fair value is generally based on vendor specific objective evidence (VSOE), the prices charged when each element is sold separately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair value for software is determined based on VSOE or, in the absence of VSOE for all the elements, the residual method. In the absence of fair value for a delivered element, Enterprise Services first allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. Where the fair value for an undelivered element cannot be determined, revenue is deferred for the delivered elements until the elements are delivered. The amount of revenue recognized for delivered elements is limited to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges. Separate contracts with the same entity or related parties, that are entered into at or near the same time, and that are interrelated or interdependent are evaluated as a single arrangement in considering whether there are one or more units of accounting. Revenues are recognized in accordance with the accounting policies for separate elements as described above.

Income taxes include current income taxes payable as well as deferred taxes. Tax liabilities mainly comprise liabilities for domestic and foreign income taxes. They include liabilities for the current period as well as for prior periods. The liabilities are measured based on the applicable tax law in the countries Deutsche Telekom operates in and include all facts the Company is aware of.

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.

Change in accounting policies

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pensions plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006, Deutsche Telekom recognizes actuarial gains and losses in the period in which they occur outside profit or loss in retained earnings including carryforwards. Deutsche Telekom adjusted comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied. Deutsche Telekom believes that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet, since the amount recognized as provision at balance sheet date reflects the best estimate of the present obligation and the financial statements thus provide more relevant information. This change in accounting policy results in an increase of the liability for the pension liability in the amount of the unrecognized actuarial gains and losses in the balance sheet. Compared to the previous accounting policy profit increases by the amount of the amortization of unrecognized actuarial losses (see Note 29).

Measurement uncertainties

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates. The actual

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amounts may differ from those estimates. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties have on the consolidated financial statements.

Measurement of property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, in particular in the case of such assets acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgement.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of the mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write-down these investments to their fair values, which could adversely affect future operating results.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include ARPU, subscriber acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded in accordance with IFRS when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involves judgment and relies heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced and this reduction be recognized in profit or loss.

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

Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. In the past, Deutsche Telekom recognized provisions in the amount of the actuarially determined present value of Deutsche Telekom's share in the fund's future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

Deutsche Telekom exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Revenue recognition

Customer activation fees

T-Com and T-Mobile receive installation and activation fees from new customers. These fees (and related costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue for any period.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1)	Net revenue

Net revenue breaks down into the following revenue categories:

	2006	2005	2004
	(millions of €)
Revenue from the rendering of services	57,730	55,942	53,451
Revenue from the sale of goods and merchandise	3,240	3,345	3,535
Revenue from the use of entity assets by others	377	317	367

	61,347	59,604	57,353

The main contributor to net revenue—and also to revenue growth—was once again the Mobile Communications strategic business area, accounting for revenue of EUR 31.3 billion compared to EUR 28.5 billion in the previous year. By contrast, the Broadband/Fixed Network strategic business area recorded a decline in revenue of 5.0 percent. In the Business Customers strategic business area, revenue remained at the same level as in the previous year.

This continued growth course was aided by consolidation effects in the amount of EUR 1.2 billion (in particular gedas, PTC and tele.ring) and by the reversal of deferred revenue recognition, relating to changed customer retention periods at Broadband/Fixed Network amounting to EUR 0.2 billion. On the other hand, there were negative exchange rate effects totaling EUR 0.2 billion, in particular from the translation of U.S. dollars (USD) to euros.

(2)	Cost of sales

The cost of sales increased by EUR 2.9 billion in 2006 to EUR 34.8 billion (2005: EUR 31.9 billion; 2004: EUR 31.5 billion).

In addition to higher expenditure in connection with staff-related measures, the increase in the cost of sales was due primarily to customer growth in the Mobile Communications strategic business area.

(3)	Selling expenses

In addition to higher expenditure for staff-related measures, the increase in selling expenses of EUR 1.7 billion to EUR 16.4 billion (2005: EUR 14.7 billion; 2004: EUR 12.9 billion) is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas, which increased mainly as a result of customer growth at T-Mobile USA and intensified advertising, for example, for new calling plans and major sports events.

(4)	General and administrative expenses

General and administrative expenses increased by EUR 1.1 billion year-on-year to EUR 5.3 billion in 2006 (2005: EUR 4.2 billion; 2004: EUR 4.5 billion), with Group Headquarters & Shared Services and Mobile Communications registering the strongest increase. Overall, this increase is primarily due to higher expenses in connection with staff-related measures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(5)	Other operating income

	2006	2005	2004
	(millions of €)
Income from reimbursements	250	260	372
Income from disposal of non-current assets	227	141	182
Income from insurance compensation	45	84	52
Income from reversal of provisions	38	978	144
Miscellaneous other operating income	697	945	968

	1,257	2,408	1,718

Other operating income decreased to EUR 1.3 billion in the 2006 financial year, mainly due to lower income from the reversal of provisions. In the previous year, other operating income had benefited from the reversal of provisions in connection with the new arrangements for the financing of the Civil Service Health Insurance Fund. The financing of the Civil Service Health Insurance Fund, which has been closed to new members since January 1, 1995, was changed by the amendment to the Federal Posts and Telecommunications Agency Act effective from December 1, 2005. As part of this change, the successor companies of the former Deutsche Bundespost set up a top-up fund in the amount of EUR 525 million to cover the costs of the closure. Assuming the payments to be made by the Civil Service Health Insurance Fund will rise while there is a cap on the insurance premiums, Deutsche Telekom is faced with a liability risk. A provision in the amount of approximately EUR 0.3 billion—based on an actuarial report—was recognized in response to this risk in 2005. Excess provisions of around EUR 0.8 billion were reversed in 2005.

Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

(6)	Other operating expenses

	2006	2005	2004
	(millions of €)
Loss on disposal of non-current assets	155	143	127
Additions to provisions	40	77	123
Goodwill impairment losses	10	1,920	2,434
Miscellaneous other operating expenses	683	1,495	1,232

	888	3,635	3,916

The reduction in other operating expenses is mainly attributable to a decrease in goodwill impairment losses and miscellaneous other operating expenses. In the prior year, goodwill impairment losses recognized as expenses totaled EUR 1.9 billion (T-Mobile UK).

Miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(7)	Finance costs

	2006	2005	2004
	(millions of €)
Interest income	297	398	377
Interest expense	(2,837)	(2,799)	(3,657)

	(2,540)	(2,401)	(3,280)

of which: from financial instruments relating to categories in accordance with IAS 39:
Loans and receivables	202	220	178
Held-to-maturity investments	14	3	13
Available-for-sale financial assets	27	36	57
Financial liabilities measured at amortized cost¹	(2,636)	(2,510)	(3,402)

1	Interest expense calculated using the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities carried at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2006: interest income of EUR 29 million, interest expense of EUR 13 million; 2005: interest income of EUR 120 million, interest expense of EUR 35 million).

The year-on-year increase in finance costs in 2006 was primarily due to a positive one-time effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of the estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of Deutsche Telekom's credit rating by rating agencies in the second quarter of 2005.

Accrued interest payments from derivatives (interest rate swaps) that were designated as hedging instruments in a fair value hedge in accordance with IAS 39 are netted per swap contract and recognized as interest income or interest expense depending on the net amount. Finance costs are assigned to the categories on the basis of the hedged item; only financial liabilities were hedged in the reporting period.

(8)	Share of profit/loss of associates and joint ventures accounted for using the equity method

	2006	2005	2004
	(millions of €)
Share of loss of joint ventures	(89)	(1)	(370)
Share of profit of associates	113	215	1,315

	24	214	945

The share of profit/loss of associates and joint ventures accounted for using the equity method decreased year-on-year. A one-time effect from the sale of the comdirect bank shares (EUR 0.1 billion) was recorded here in 2005. In 2006, the profit generated by PTC was only included under this item until the end of October. PTC has been fully consolidated since November 2006.

(9)	Other financial income/expense

	2006	2005	2004
	(millions of €)
Income from investments	6	32	10
Gain (loss) from financial instruments	136	1,090	(87)
Interest component from measurement of provisions and liabilities[1]	(309)	(338)	(283)

	(167)	784	(360)

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. Please refer to explanations under Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All income components including interest income and expense from financial instruments classified as “held for trading” in accordance with IAS 39 are reported under other financial income/expense.

Other financial income/expense decreased in comparison with the previous year. In the 2005 financial year, the gain from financial instruments included profit of EUR 1.0 billion on the sale of the remaining shares in MTS. In the reporting year, this item included the proceeds from the sale of Celcom in 2003, which were not received until the first quarter of 2006 (EUR 196 million).

(10)	Income taxes

Income taxes in the consolidated income statement

Income taxes are broken down into current income taxes paid or payable in the individual countries, as well as deferred taxes.

The following table provides a breakdown of profit/loss before income taxes:

	2006	2005[1]	2004[1]
	(millions of €)
Germany	2,170	5,153	4,944
International	434	1,066	(1,374)

	2,604	6,219	3,570

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

The following table provides a breakdown of income taxes for Germany and International:

	2006	2005[1]	2004[1]
	(millions of €)
Current taxes	249	1,203	1,257
Germany	(54)	916	1,069
International	303	287	188

Deferred taxes	(1,219)	(1,005)	295

Germany	(666)	1,027	708
International	(553)	(2,032)	(413)

	(970)	198	1,552

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Deutsche Telekom’s combined income tax rate for 2006 amounts to 39.0 percent, comprising corporate income tax at a rate of 25.0 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at the average national multiplier of 414 percent. The combined corporate income tax for 2004 and 2005 also amounted to 39.0 percent.

Reconciliation of the effective tax rate

Income tax benefits of EUR 970 million in the reporting year (2005: income tax expense of EUR 198 million; 2004: income tax expense of EUR 1,552 million) are derived as follows from the expected income tax

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

	2006	2005[1]	2004[1]
	(millions of €)
Profit before income taxes	2,604	6,219	3,570
Expected income tax expense (applicable income tax rate of Deutsche Telekom AG: 2006: 39.0%; 2005: 39.0%; 2004: 39.0%	1,016	2,425	1,392
Adjustments to expected tax expense
Effect of changes in statutory tax rates	(8)	(5)	6
Tax effects from prior years	(517)	148	(15)
Non-deductible foreign withholding taxes	7	4	29
Non-taxable income	(151)	(503)	(130)
Tax effects from equity investments	(60)	(49)	(369)
Non-deductible expenses	78	100	91
Permanent differences	(270)	(18)	(283)
Impairment of goodwill or negative excess from capital consolidation	4	749	949
Tax effects from loss carryforwards	(975)	(2,585)	(274)
Tax effects from additions to and reductions of trade tax	109	103	262
Amount of taxes after adjustment to different foreign tax rates	(190)	(212)	(151)
Other tax rate effects	(13)	41	45

Income tax expense according to the consolidated income statement	(970)	198	1,552

Effective income tax rate (%)	(37)	3	43

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Current income taxes in the consolidated income statement

The following table provides a breakdown of current income taxes:

	2006	2005[1]	2004[1]
	(millions of €)
Current income taxes	249	1,203	1,257
of which:
Current tax expense	841	1,111	1,165
Prior-period tax expense (income)	(592)	92	92

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

A corporate income tax credit in the amount of EUR 12 million continues to be available. This is due to prior-year retained earnings being taxed at a higher corporate income tax rate.

Deferred taxes in the consolidated income statement

The following table shows the development of deferred taxes:

	2006	2005[1]	2004[1]
	(millions of €)
Deferred tax expense (income)	(1,219)	(1,005)	295
of which on:
Temporary differences	89	1,103	317
Loss carryforwards	(1,275)	(2,090)	(22)

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A positive tax effect in the amount of EUR 8 million was recorded in 2006, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized (2005: EUR 306 million; 2004: EUR 5 million).

Impairments, reversals of prior impairments and the first-time recognition of deferred tax assets resulted in a positive tax effect in the amount of EUR 1.0 billion in 2006 (2005: EUR 2.3 billion; 2004: EUR 0.004 billion). In particular due to the continuing positive earnings trend, Deutsche Telekom determined in the third quarter of 2006, based on an assessment of all available evidence, that it had become probable that EUR 1.2 billion of the previously unrecognized deferred tax assets at T-Mobile USA relating primarily to federal income tax net operating loss carryforwards was realizable in the near term. For purposes of this assessment, Deutsche Telekom reviewed forecasts in relation to actual results and expected trends in the industry. The realization of the previously unrecognized deferred tax assets provided for a corresponding income tax benefit. These effects were partially offset by the write-off of deferred tax assets amounting to EUR 0.2 billion due to developments in current operating income at three foreign subsidiaries of Deutsche Telekom.

A comparable tax effect resulted in a very low tax expense at Deutsche Telekom in the prior year. Since profit before income taxes decreased significantly compared to the prior year, a negative tax expense, i.e., a tax benefit, was recorded in 2006.

The tax benefit is also due to the fact that Deutsche Telekom agreed in the second quarter of 2006 with the German tax authorities on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. This decreased income tax expense by approximately EUR 0.4 billion in the second quarter of 2006.

Current income taxes in the consolidated balance sheet:

	December 31,
	2006	2005
	(millions of €)
Recoverable taxes	643	613
Tax liabilities	536	1,358

Deferred taxes in the consolidated balance sheet:

	December 31,
	2006	2005[1]
	(millions of €)
Deferred tax assets	8,952	8,140
Deferred tax liabilities	(8,083)	(8,331)

	869	(191)

Of which:
Recognized in equity	(20)	255

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Development of deferred taxes:

	December 31,
	2006	2005[1]
	(millions of €)
Deferred taxes recognized in balance sheet	869	(191)
Difference	1,060

Of which:
Recognized in income statement	1,219
Recognized in equity	(275)
Acquisitions/disposals	(241)
Currency translation adjustments	357

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:

	Deferred tax assets Dec. 31, 2006	Deferred tax liabilities Dec. 31, 2006	Deferred tax assets Dec. 31, 2005[1]	Deferred tax liabilities Dec. 31, 2005[1]
	(millions of €)
Current Assets	608	(991)	612	(1,273)
Trade and other receivables	462	(531)	211	(544)
Other financial assets	114	(282)	360	(565)
Inventories	16	(10)	15	(32)
Other assets	16	(168)	26	(132)

Non-current assets	2,080	(9,290)	2,354	(9,410)
Intangible assets	1,072	(6,945)	1,408	(7,317)
Property, plant and equipment	548	(1,907)	509	(1,564)
Investments accounted for using the equity method	0	(12)	0	(56)
Other financial assets	315	(252)	340	(308)
Other assets	145	(174)	97	(165)

Current liabilities	971	(480)	1,387	(712)
Financial liabilities	81	(105)	124	(107)
Trade and other payables	436	(150)	705	(357)
Other provisions	301	(110)	471	(97)
Other liabilities	153	(115)	87	(151)

Non-current liabilities	3,608	(622)	3,387	(489)
Financial liabilities	1,355	(434)	1,441	(398)
Provisions for pensions and other employee benefits	682	(15)	799	(49)
Other provisions	914	(171)	388	(33)
Other liabilities	657	(2)	759	(9)
Tax credits	96	0	62	0
Loss carryforwards	6,581	0	6,461	0

Total	13,944	(11,383)	14,263	(11,884)

Of which: non-current	11,830	(9,912)	11,483	(8,642)
Netting	(3,300)	3,300	(3,553)	3,553
Allowance	(1,692)	0	(2,570)	0

Recognition	8,952	(8,083)	8,140	(8,331)

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The allowances relate primarily to loss carryforwards.

The loss carryforwards are shown in the following table:

	December 31,
	2006	2005[1]
	(millions of €)
Loss carryforwards for corporate income tax purposes	17,176	16,589
Expiry within
1 year	2	11
2 years	45	14
3 years	28	15
4 years	8	10
5 years	1,221	2
After 5 years	8,452	10,357
Unlimited carryforward period	7,420	6,180

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

	December 31,
	2006	2005[1]
	(millions of €)
Loss carryforwards for corporate income tax purposes	5,017	7,204
Expiry within
1 year	1	0
2 years	11	5
3 years	5	9
4 years	3	4
5 years	1,026	2
After 5 years	120	4,264
Unlimited carryforward period	3,851	2,920
Temporary differences in corporate income tax	148	68

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 184 million (December 31, 2005: EUR 132 million) and on temporary differences for trade tax purposes in the amount of EUR 6 million (December 31, 2005: EUR 15 million). In addition, deferred taxes, separated from corporate income tax loss carryforwards for the first time, were not recognized for other foreign income tax loss carryforwards amounting to EUR 204 million. No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

Despite losses in the current and the prior year, deferred tax assets in the amount of EUR 4,684 million were recognized on loss carryforwards and temporary differences for 2006 (December 31, 2005: EUR 2,425 million; December 31, 2004: EUR 305 million), as the Company expects to generate future taxable profits.

Following simplification of T-Mobile UK's corporate structure, Deutsche Telekom believes that a capital loss of EUR 10.7 billion became available for tax purposes. However, as it is highly unlikely that this tax-related sales loss can be utilized, it is not included in the loss carryforwards above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 616 million (December 31, 2005: EUR 515 million) as it is unlikely that these differences will be reversed in the near future.

(11)	Profit/loss attributable to minority interests

Profit/loss attributable to minority interests includes EUR 430 million (2005: EUR 655 million; 2004: EUR 961 million) in gains and EUR 21 million (2005: EUR 223 million; 2004: EUR 537 million) in losses.

These amounts are mainly attributable to HT-Hrvatske telekomunikacije, T-Mobile Czech Republic, T-Mobile Hrvatska d.o.o., T-Mobile Macedonia AD Skopje and Magyar Telekom.

(12)	Earnings per share

Basic and diluted earnings per share are calculated as follows:

Basic earnings per share

	2006	2005		2004
Net profit (millions of €)	3,165	5,589	[1]	1,594	[1]
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	38	98		95

Adjusted net profit (basic) (millions of €)	3,203	5,687	[1]	1,689	[1]
Number of ordinary shares issued (millions)	4,309	4,198		4,198
Treasury shares (millions)	(2)	(2)		(3)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(22)	(24)		(28)
Effect from the potential conversion of the mandatory convertible bond (millions)	68	163		156

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,353	4,335		4,323

Basic earnings per share / ADS (€)	0.74	1.31	[1]	0.39	[1]

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

Net profit is calculated as the profit/loss after income taxes less profit/loss attributable to minority interests. The weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADS), each multiplied by the corresponding time weighting factor.

In the third quarter of 2006, 62.7 million Deutsche Telekom shares were bought back. This corresponds to the number of shares newly issued in the second quarter of 2006 in the course of the merger of T-Online International AG into Deutsche Telekom AG. The issue and the buy-back of the shares have both been included in the calculation of the basic earnings per share for the 2006 financial year in line with their respective time weighting.

In addition, to calculate basic earnings per share, the number of ordinary shares outstanding is increased by the total number of potential shares if the mandatory convertible bond issued in February 2003 were converted at

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the present time. Likewise, net profit is adjusted for all costs (after taxes) for financing the mandatory convertible bond, interest expense for the current period and bank fees, as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit. The mandatory convertible bond was converted into 163 million shares of Deutsche Telekom AG on June 1, 2006. The aforementioned adjustments and the actual conversion were therefore recognized for the 2006 financial year in line with their time weighting.

Diluted earnings per share

	2006	2005		2004
Adjusted net profit (basic) (millions of €)	3,203	5,687	[1]	1,689	[1]
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0		0

Net profit (diluted) (millions of €)	3,203	5,687	[1]	1,689	[1]
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,353	4,335		4,323
Dilutive potential ordinary shares from stock options and warrants (millions)	1	3		5
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,354	4,338		4,328

Diluted earnings per share / ADS (€)	0.74	1.31	[1]	0.39	[1]

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. The equity instruments described below may dilute basic earnings per share in the future and— to the extent that a potential dilution already occurred in the reporting period—have been included in the calculation of diluted earnings per share.

Stock options of Deutsche Telekom AG

In 2001, Deutsche Telekom AG created the 2001 Stock Option Plan that led to the issue of stock options in August 2001 (2001 tranche) and July 2002 (2002 tranche). Potential dilutive ordinary shares may be created on the basis of this stock option plan.

Options from the 2001 tranche of the 2001 Stock Option Plan have not yet had any dilutive effects. In other words, the 2001 tranche has had no effect on the determination of diluted earnings per share up to now.

The determination of diluted earnings per share for the 2006, 2005 and 2004 financial years is nevertheless impacted by potential dilutive ordinary shares from the 2002 tranche of the 2001 Stock Option Plan. The number of ordinary shares outstanding (basic) was increased by 1 million potential dilutive ordinary shares for 2005 and 2004 respectively. For the 2006 financial year, the dilutive effect, rounded to the nearest million, is less than 1 million.

Stock options of T-Mobile USA

As a consequence of the acquisition of T-Mobile USA in 2001, all outstanding options owned by employees of T-Mobile USA have been converted from T-Mobile USA options into Deutsche Telekom AG options at a conversion rate of 3.7647 for each T-Mobile USA option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. The number of ordinary shares outstanding was therefore increased by 1 million potential dilutive ordinary shares for 2006 (2005: 2 million; 2004: 3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options and warrants of Powertel

As a consequence of the acquisition of Powertel in 2001 all outstanding Powertel options have been converted into Deutsche Telekom AG options at a conversion rate of 2.6353. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share for the years 2005 and 2004. Accordingly, the number of ordinary shares outstanding was increased by the potential dilutive ordinary shares. For the full year of 2004, the dilutive effect of Powertel stock options and Powertel warrants is 1 million. For the 2005 financial year, the dilutive effect, rounded to the nearest million, is less than 1 million. The Powertel warrants expired in February 2006 in accordance with the option terms and conditions. The warrants can therefore no longer be exercised in future.

(13)	Dividend per share

For the 2006 financial year, the Board of Management proposes a dividend at the prior-year level of EUR 0.72 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,124 million (2005: EUR 3,005 million) will be appropriated to the no par value shares carrying dividend rights at February 13,.2007.

The final amount of the dividend depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders’ meeting.

(14)	Goods and services purchased

This item breaks down as follows:

	2006	2005	2004
	(millions of €)
Goods purchased	7,017	6,190	5,867
Services purchased	11,207	10,157	10,345

	18,224	16,347	16,212

(15)	Personnel costs

The following table provides a breakdown of the personnel costs included in the functional costs:

	2006	2005	2004
	(millions of €)
Wages and salaries	13,436	11,436	10,411
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,598	1,520	1,482
Expenses for pension plans	1,351	1,129	1,195
Expenses for benefits	157	169	254

	16,542	14,254	13,342

Expenses for staff related measures totaled EUR 2.8 billion in the 2006 financial year. These relate primarily to expenses for voluntary redundancy and severance payments (EUR 0.7 billion) and expenses in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

connection with early retirement arrangements for civil servants (EUR 1.8 billion). In the prior year, the expenses for staff-related measures amounted to EUR 1.2 billion, mainly attributable to provisions for voluntary redundancy and severance payments for employees in the context of the staff restructuring program announced in the fourth quarter of 2005.

In addition to effects resulting from changes in the composition of the Group, the rise in personnel costs is also attributable to collectively agreed increases in wages and salaries as well as increased staff levels, in particular at T-Mobile USA.

The personnel cost ratio for the 2006 financial year is 27.0 percent of revenue, representing a decrease of 3.1 percentage points compared with 2005.

Number of employees (average for the year)

	2006	2005	2004
	(Number)
Civil Servants	42,969	46,525	48,536
Non-civil servants	205,511	197,501	199,023

Deutsche Telekom Group	248,480	244,026	247,559

Trainees and student interns	10,346	10,019	10,146

The increase in the annual average headcount is attributable in particular to the acquisition of companies. In addition, there was a significant increase in headcount at T-Mobile USA.

(16)	Depreciation, amortization and impairment losses

The following table provides a breakdown of depreciation, amortization and impairment losses contained in the functional costs:

	2006	2005	2004
	(millions of €)
Amortization and impairment of intangibles assets	2,840	4,427	5,461
of which: goodwill impairment losses	10	1,920	2,434
of which: amortization of mobile communication licenses	994	951	1,824
Depreciation and impairment of property, plant and equipment	8,194	8,070	7,666

	11,034	12,497	13,127

Amortization and impairment of intangible assets are mainly related to mobile communications and software licenses as well as goodwill. The decrease of EUR 1.6 billion is primarily attributable to the EUR 1.9 billion goodwill impairment loss at T-Mobile UK in 2005, for which there was no corresponding impairment loss in 2006. This effect was partly offset by amortization at the new companies acquired in the Mobile Communications business area in 2006—tele.ring and PTC. These primarily relate to amortization of the customer base and brand names totaling EUR 0.3 billion.

The decrease in amortization and impairment of intangible assets in the 2005 financial year compared with the 2004 financial year of EUR 1.0 billion resulted primarily from the fact that, in 2004, impairment losses on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

goodwill were recognized at T-Mobile UK (EUR 2.2 billion) and Slovak Telekom (EUR 0.2 billion), as well as on U.S. mobile communications licenses (approximately EUR 1.2 billion) in connection with the winding up of the network joint venture between T-Mobile USA and Cingular Wireless.

The impairment loss of EUR 2.2 billion at the cash-generating unit T-Mobile UK, which is part of T-Mobile, was mainly the result of the expected intensification of competition due to the market entry of new competitors and the effects of regulatory rulings by OFCOM (Office of Communication, the independent regulator and competition authority for the UK communications industries) relating to call termination charges.

In the 2005 financial year, Deutsche Telekom recognized an impairment loss of EUR 1.9 billion at the T-Mobile UK cash-generating unit. Telefónica announced its offer to acquire the UK group O2 at a price of 200 pence per share (approximately GBP 17.7 billion) on October 31, 2005. When determining the fair value less costs to sell, the purchase prices paid in comparable transactions must generally be given preference over internal DCF calculations. The fair value of the cash-generating unit T-Mobile UK was derived from the Telefónica offer in accordance with a valuation model based on multipliers.

Depreciation and impairment of property, plant and equipment increased by EUR 0.1 billion in 2006. This was largely the result of higher depreciation of technical equipment and machinery in connection with the commissioning of operating equipment as part of the network expansion at T-Mobile USA, which led to a higher depreciation base.

The increase in depreciation of property, plant and equipment in the 2005 financial year compared with the 2004 financial year by EUR 0.4 billion resulted primarily from an increase in depreciation in connection with the networks in California, Nevada and New York acquired in the first quarter of 2005.

The following table provides a breakdown of impairment losses:

	2006	2005	2004
	(millions of €)
Intangible assets	123	1,958	3,710
of which: goodwill	10	1,920	2,434
of which: U.S. mobile communications licenses	33	30	1,250
Property, plant and equipment	287	248	158
Land and buildings	228	233	106
Technical equipment and machinery	13	7	45
Other equipment, operating and office equipment	26	5	5
Advance payments and construction in progress	20	3	2

	410	2,206	3,868

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings held for sale and are reported in other operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTES TO THE CONSOLIDATED BALANCE SHEET

(17)	Cash and cash equivalents

The assets reported here have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks.

In the reporting period, cash and cash equivalents decreased by EUR 2.2 billion to EUR 2.8 billion. This was primarily due to outgoing payments for the purchase of additional FCC licenses (EUR 3.3 billion), the distribution of dividends for the 2005 financial year (EUR 3 billion), the acquisitions of tele.ring (EUR 1.3 billion), PTC (EUR 0.6 billion) and gedas (EUR 0.3 billion), and the share buy-backs (EUR 0.7 billion). This was partly offset by free cash flow and an increased volume of bonds and medium-term notes issued compared with the prior year.

For the development of cash and cash equivalents, please see the consolidated cash flow statement.

(18)	Trade and other receivables

	December 31,
	2006	2005
	(millions of €)
Trade receivables	7,577	7,328
Receivables from construction contracts	176	184

	7,753	7,512

Of the total amount of trade receivables and receivables from construction contracts, EUR 7,749 million (December 31, 2005: EUR 7,509 million) is due within one year.

	Carrying amount as of Dec. 31, 2006	of which: neither impaired nor past due on the reporting date	of which: not impaired on the reporting date and past due in the following periods
			less than 30 days	between 30 and 60 days	between 61 and 90 days	between 91 and 180 days	between 181 and 360 days	more than 360 days
Trade receivables	7,577	4,445	872	130	89	69	131	28

	as of Dec. 31, 2005
Trade receivables	7,328	4,330	705	107	63	55	161	31

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Deutsche Telekom has sold trade receivables to special-purpose entities in asset-backed securitization (ABS) transactions. These entities finance the purchase of assets by issuing securities on the capital market. The asset-backed securities transactions do not reduce the Group's receivables because the special-purpose entities are part of the consolidated group.

Trade and other receivables amounting to EUR 1,165 million (December 31, 2005: EUR 1,324 million) were pledged in connection with ABS transactions and other sales of receivables, and collateral in the form of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

cash deposits amounting to EUR 125 million (December 31, 2005: EUR 154 million) was pledged to third parties outside the Group. The latter have been recognized as receivables under other financial assets (see Note 24).

In 2006, Deutsche Telekom accepted cash collateral of EUR 7 million (2005: EUR 6 million) as securities for receivables arising from the marketing of mobile communications services and EUR 25 million as securities for the payment of outstanding other invoices. By the reporting date this cash collateral had neither been sold nor transferred as collateral.

The following table shows the development of allowances on trade receivables:

	2006	2005
	(millions of €)
Allowances as of January 1	1,108	1,045
Currency translation adjustments	(29)	23
Additions (allowances recognized as expense)	534	541
Use	(425)	(396)
Reversal	(40)	(105)

Allowances as of December 31	1,148	1,108

The total additions of EUR 534 million (2005: EUR 541 million) relate to allowances for individual impairments of EUR 152 million (2005: EUR 208 million) and allowances for collective impairments of EUR 382 million (2005: EUR 333 million). The reversals include reversals of allowances for individual impairments of EUR 44 million (2005: 65 EUR million) and reversals of allowances for collective impairments of EUR 62 million (2005: EUR 58 million).

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

	2006	2005
	(millions of €)
Expenses for full write-off of receivables	380	367
Income from recoveries on receivables written off	93	133

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

(19)	Inventories

	December 31,
	2006	2005
	(millions of €)
Raw materials and supplies	106	105
Work in process	79	93
Finished goods and merchandise	937	873
Advance payments	7	26

	1,129	1,097

Of the inventories reported as of December 31, 2006, EUR 280 million (December 31, 2005: EUR 139 million) were recognized at their net realizable value. Write-downs of EUR 43 million (2005: EUR 150 million) on the net realizable value were recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying amount of inventories recognized as expense amounted to EUR 5,667 million (2005: EUR 5,744 million).

(20)	Non-current assets held for sale

The non-current assets held for sale in the amount of EUR 907 million were reclassified as current assets in the reporting year. In addition to assets related to the acquisition of the tele.ring group (EUR 87 million), these assets include in particular FCC licenses of T-Mobile USA (EUR 248 million) and real estate at Deutsche Telekom AG (EUR 469 million).

As part of the tele.ring acquisition, T-Mobile must fulfill the regulatory requirement of selling nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group to competitors. These assets are scheduled to be sold in the first half of 2007.

As part of the purchase of the Cingular network in 2005, T-Mobile USA contractually agreed to transfer 10 Mhz of the mobile communications spectrum for the New York market to Cingular. In the fourth quarter of 2006, T-Mobile USA decided to use its own spectrum resources to make these FCC licenses available to Cingular. The FCC licenses were transferred on January 5, 2007.

Real estate held for sale at Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within 12 months. The properties will be advertised for sale on the Internet in newspapers and by contacting investors directly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(21)	Intangible assets

		Acquired intangible assets
	Internally generated intangible assets	Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets	Goodwill	Advance payments	Total
	(millions of €)
Cost
At December 31, 2004	1,056	36,859	1,020	15,029	846	15,609	4,355	26,651	99	64,665
Currency translation	15	2,740	8	163	7	2,404	158	1,467	1	4,223
Changes in the composition of the Group	0	70	22	0	4	0	44	(15)	(1)	54
Additions	233	1,571	104	2	0	336	1,129	866	158	2,828
Disposals	133	655	22	0	0	6	627	14	8	810
Reclassifications	228	201	(401)	0	0	0	602	1	(109)	321
At December 31, 2005	1,399	40,786	731	15,194	857	18,343	5,661	28,956	140	71,281
Currency translation	(32)	(1,769)	34	149	12	(1,924)	(40)	(677)	2	(2,476)
Changes in the composition of the Group	0	2,520	247	250	278	0	1,745	265	0	2,785
Additions	287	4,177	26	0	0	3,245	906	1,453	204	6,121
Disposals	111	2,314	51	0	1	1,488	774	2	17	2,444
Reclassifications	202	680	25	0	0	0	655	1,156	(204)	1,834
At December 31, 2006	1,745	44,080	1,012	15,593	1,146	18,176	8,153	31,151	125	77,101

		Acquired intangible assets
	Internally developed intangible assets	Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets	Goodwill	Advance payments	Total
	(millions of €)
Accumulated amortization
At December 31, 2004	511	5,463	482	714	336	1,108	2,823	7,946	0	13,920
Currency translation	8	253	0	3	2	158	90	743	0	1,004
Changes in the composition of the Group	0	26	0	0	1	0	25	(20)	0	6
Additions (amortization)	351	2,118	97	864	57	0	1,100	0	0	2,469
Additions (impairment)	0	38	0	0	0	30	8	1,920	0	1,958
Disposals	132	622	19	0	0	0	603	8	0	762
Reclassifications	(13)	24	(354)	0	0	0	378	0	0	11
At December 31, 2005	725	7,300	206	1,581	396	1,296	3,821	10,581	0	18,606
Currency translation	(15)	(114)	6	18	5	(115)	(28)	(398)	0	(527)
Changes in the composition of the Group	0	29	0	0	0	0	29	0	0	29
Additions (amortization)	414	2,303	147	893	68	0	1,195	0	0	2,717
Additions (impairment)	7	106	4	0	0	33	69	10	0	123
Disposals	120	1,982	39	0	1	1,214	728	(3)	0	2,099
Reclassifications	(2)	240	14	0	0	0	226	0	0	238
At December 31, 2006	1,009	7,882	338	2,492	468	0	4,584	10,196	0	19,087

Net carrying amounts
At December 31, 2005	674	33,486	525	13,613	461	17,047	1,840	18,375	140	52,675
At December 31, 2006	736	36,198	674	13,101	678	18,176	3,569	20,955	125	58,014

The net carrying amount of the UMTS licenses of EUR 13,101 million mainly comprises EUR 7,175 million for the license of T-Mobile Deutschland (December 31, 2005: EUR 7,687 million) and EUR 5,113 million for the T-Mobile UK license (December 31, 2005: EUR 5,328 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying amounts of the goodwill assets are allocated to the following cash-generating units:

	December 31,
	2006	2005
	(millions of €)
T-Mobile USA	3,883	4,325
T-Systems International — Enterprise Services	4,434	4,196
T-Mobile UK	2,954	2,886
PTC	1,721	0
T-Mobile Austria	1,377	717
T-Mobile Netherlands	1,144	1,144
Other	5,442	5,107

Total	20,955	18,375

The increase in the goodwill allocated to the T-Systems International — Enterprise Services cash-generating unit is attributable to the acquisition of gedas in the 2006 financial year. By acquiring 48.0 percent of the voting rights in PTC, Deutsche Telekom obtained control of the entity. Since, in the previous year, the interest in PTC had been included in the consolidated financial statements using the equity method, goodwill was not disclosed here. The business combination achieved in stages in the 2006 financial year resulted in goodwill attributable to the PTC cash-generating unit. The increase in the goodwill allocated to the T-Mobile Austria cash-generating unit is attributable to the acquisition of tele.ring in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(22)	Property, plant and equipment

	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
	(millions of €)
Cost
At December 31, 2004	17,400	82,266	6,776	1,989	108,431
Currency translation	105	1,175	112	196	1,588
Changes in the composition of the Group	21	196	27	24	268
Additions	134	3,793	733	3,612	8,272
Disposals	801	1,661	596	46	3,104
Reclassifications	287	3,075	337	(3,110)	589
At December 31, 2005	17,146	88,844	7,389	2,665	116,044
Currency translation	(68)	(654)	(87)	(82)	(891)
Changes in the composition of the Group	171	508	223	62	964
Additions	192	2,940	569	3,595	7,296
Disposals	1,275	2,640	568	70	4,553
Reclassifications	287	2,776	(385)	(3,357)	(679)
At December 31, 2006	16,453	91,774	7,141	2,813	118,181

Accumulated depreciation
At December 31, 2004	5,641	51,926	4,565	5	62,137
Currency translation	33	387	65	0	485
Changes in the composition of the Group	0	67	18	0	85
Additions (depreciation)	649	6,369	786	18	7,822
Additions (impairment)	233	7	5	3	248
Disposals	427	1,555	530	11	2,523
Reclassifications	11	(46)	12	20	(3)
Reversal of impairment losses	(12)	0	0	(1)	(13)
At December 31, 2005	6,128	57,155	4,921	34	68,238
Currency translation	(25)	(129)	(62)	1	(215)
Changes in the composition of the Group	8	8	109	0	125
Additions (depreciation)	642	6,493	761	10	7,906
Additions (impairment)	207	13	26	20	266
Disposals	720	2,495	530	16	3,761
Reclassifications	13	250	(502)	0	(239)
Reversal of impairment losses	(8)	0	0	0	(8)
At December 31, 2006	6,245	61,295	4,723	49	72,312

Net carrying amounts
At December 31, 2005	11,018	31,689	2,468	2,631	47,806
At December 31, 2006	10,208	30,479	2,418	2,764	45,869
Restoration obligations of EUR 177 million were recognized as of December 31, 2006 (December 31, 2005: EUR 277 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(23)	Investments accounted for using the equity method

Significant investments in entities accounted for using the equity method and the related goodwill amounts break down as follows:

	December 31,
	2006			2005
Name	Deutsche Telekom share	Net carrying amount	Goodwill	Deutsche Telekom share	Net carrying amount	Goodwill
	(%)	(millions of €)		(%)	(millions of €)
PTC[1]	n.a.	0	0	49.00	1,693	1,163
CTDI Nethouse Services GmbH	49.00	10	0	49.00	8	0
DETECON AL SAUDIA CO. Ltd.	46.50	11	0	46.50	10	0
Toll Collect[2]	45.00	4	0	45.00	0	0
Immobilien Scout GmbH	33.11	24	20	33.11	26	20
Bild.T-Online.de AG & Co. KG	37.00	44	36	37.00	41	36
t-info	25.10	56	0	n.a.	0	0
Other		40	2		47	2

		189	58		1,825	1,221

1	PTC fully consolidated since November 1, 2006
2	Joint venture

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

	December 31,
	2006	2005
	(billions of €)
Aggregated key financial figures for the associates accounted for using the equity method

Total assets	0.8	2.5
Total liabilities	0.4	1.0

Net revenue	0.7	2.2
Profit	0.0	0.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table is a summary presentation of aggregated key financial figures—pro-rated according to the relevant percentage of shares held—for the joint ventures of Deutsche Telekom accounted for using the equity method:

	December 31,
	2006	2005
	(billions of €)
Aggregated key financial figures for the joint ventures accounted for using the equity method

Total assets	0.4	0.4
Current	0.2	0.2
Non-current	0.2	0.2

Total liabilities	0.4	0.8
Current	0.2	0.2
Non-current	0.2	0.6

Net revenue	0.2	0.2
Loss	0.0	(0.1)

(24)	Other financial assets

	December 31,
	2006		2005
	Total	of which: current	Total	of which: current
	(millions of €)
Originated loans and receivables	1,710	1,340	1,284	831

Available-for-sale financial assets	345	121	317	129

Derivatives	359	301	445	315

Miscellaneous assets	68	63	95	87

	2,482	1,825	2,141	1,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Carrying amount as of Dec. 31, 2006	of which: neither impaired nor past due on the reporting date	of which: not impaired on the reporting date and past due in the following periods
			less than 30 days	between 30 and 60 days	between 61 and 90 days	between 91 and 180 days	between 181 and 360 days	more than 360 days
Originated loans and receivables
due within one year	1,340	1,264	12	21			42	1
due after more than one year	370	369						1

	as of Dec. 31, 2005
Originated loans and receivables
due within one year	831	672	7	2	1	81	28	33
due after more than one year	453	453

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables totaling EUR 52 million (December 31, 2005: EUR 102 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions. Collateral agreements are used to stipulate that a contracting party must transfer collateral in the form of cash to the other contracting party if the fair values of the derivatives between the two parties exceed a certain limit, the so-called allowance. In these collateral agreements, allowances and, in some cases, also the calculation frequency depend on the counterparty's rating. If the rating of one of the counterparties deteriorates, its allowance decreases, which means that this counterparty may have to provide higher collateral if required. In addition, a lower rating of a counterparty shortens the calculation frequency, in some cases down to daily calculation.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 214 million as of December 31, 2006 (December 31, 2005: EUR 163 million).

In the 2006 financial year, EUR 10 million (2005: EUR 9 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or material.

The principle investments not intended for disposal up until the preparation of the financial statements are shown below:

	December 31,
	2006	2005
	(millions of €)
T-Mobile Venture Fund GmbH & Co. KG	73	63
Beach Holding Co. (SBS International Puerto Rico, Inc.)	24	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A market price was not available for the aforementioned investments. It was also impossible to derive the fair value for the period using comparable transactions. The Company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined.

The investment in MMBG Multimedia Betriebs GmbH & Co. KG i.L., which had been carried at cost, was liquidated in the 2006 financial year. The carrying amount of this investment at the time of liquidation was EUR 10 million; a gain on disposal of EUR 1 million was recorded.

(25)	Financial liabilities

	December 31, 2006
	Total	due within one year	due > 1 year < 5 years	due > 5 years
	(millions of €)
Bonds and other securitized liabilities
- Nonconvertible bonds	25,033	2,488	11,497	11,048
- Commercial papers, medium-term notes, and similar liabilities	11,255	1,108	6,346	3,801
Liabilities to banks	2,348	295	1,188	865

	38,636	3,891	19,031	15,714

Lease liabilities	2,293	213	420	1,660
Liabilities arising from ABS transactions	1,139	271	868	0
Promissory notes	680	0	0	680
Other interest-bearing liabilities	373	87	131	155
Other non-interest-bearing liabilities	2,799	2,724	66	9
Derivative financial liabilities	562	497	35	30

	7,846	3,792	1,520	2,534

Financial liabilities	46,482	7,683	20,551	18,248

	December 31, 2005
	Total	due within one year	due > 1 year < 5 years	due > 5 years
	(millions of €)
Bonds and other securitized liabilities
- Convertible bonds	2,296	2,296	0	0
- Nonconvertible bonds	27,099	4,682	9,724	12,693
- Commercial papers, medium-term notes, and similar liabilities	7,860	222	5,219	2,419
Liabilities to banks	2,227	284	1,394	549

	39,482	7,484	16,337	15,661

Lease liabilities	2,373	200	455	1,718
Liabilities arising from ABS transactions	1,363	274	1,089	0
Promissory notes	645	0	0	645
Other interest-bearing liabilities	129	71	58	0
Other non-interest-bearing liabilities	2,051	1,690	352	9
Derivative financial liabilities	678	655	22	1

	7,239	2,890	1,976	2,373

Financial liabilities	46,721	10,374	18,313	18,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A liquidity reserve in the form of credit lines and, where necessary, cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times. For this purpose, the Company entered into standardized bilateral credit agreements with 29 banks amounting to a total of EUR 17.4 billion. The Company currently pays a commitment fee of 0.075 percent (2005: 0.075 percent) for credit lines not drawn and Euribor + 0.15 percent (2005: + 0.15 percent) for credit lines drawn. The terms and conditions depend on Deutsche Telekom’s credit rating. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months.

The following tables show Deutsche Telekom’s contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

		Cash flows in millions of €
		2007			2008
	Carrying amount Dec. 31, 2006	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities: Bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities.	(39,316)	(2,073)	(222)	(3,732)	(1,823)	(209)	(4,471)
Finance lease liabilities	(1,783)	(137)	—	(226)	(121)	—	(124)
Liabilities arising from ABS transactions	(1,139)	—	(46)	(641)	—	(20)	(497)
Other interest-bearing liabilities	(883)	(2)	—	(158)	(3)	—	(36)
Other non-interest-bearing liabilities	(2,799)	—	—	(2,974)	—	—	(34)
Derivative financial liabilities and assets:
Derivative financial liabilities:
- Currency derivatives without a hedging relationship	(20)	—	—	(20)	—	—	—
- Currency derivatives in connection with cash flow hedges	(58)	—	—	(52)	—	—	4
- Interest rate derivatives without a hedging relationship	(399)	19	51	(29)	81	(12)	(40)
- Interest rate derivatives in connection with fair value hedges	(65)	252	(221)	—	239	(224)	—
Derivative financial assets:
- Currency derivatives without a hedging relationship	3	—	—	4	—	—	—
- Currency derivatives in connection with cash flow hedges	3	—	—	—	—	—	7
- Interest rate derivatives without a hedging relationship	276	(54)	(45)	48	(54)	12	63
- Interest rate derivatives in connection with fair value hedges	64	256	(259)	—	211	(199)	—
- Interest rate derivatives in connection with cash flow hedges	13	—	31	—	(40)	41	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Cash flows in millions of €
	2009-2011			2012-2016			2017 and thereafter
	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities: Bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities.	(4,508)	(255)	(14,740)	(3,421)	(38)	(10,668)	(5,051)	—	(7,035)
Finance lease liabilities	(323)	—	(237)	(465)	—	(591)	(297)	—	(605)
Liabilities arising from ABS transactions	—	—	—	—	—	—	—	—	—
Other interest-bearing liabilities	(16)	—	(84)	(68)	—	(149)	(133)	—	(456)
Other non-interest-bearing liabilities	—	—	(4)	—	—	(1)	—	—	(1)
Derivative financial liabilities and assets:
Derivative financial liabilities:
- Currency derivatives without a hedging relationship	—	—	—	—	—	—	—	—	—
- Currency derivatives in connection with cash flow hedges	—	—	—	—	—	—	—	—	—
- Interest rate derivatives without a hedging relationship	138	17	8	8	86	(24)	—	—	(52)
- Interest rate derivatives in connection with fair value hedges	297	(301)	—	41	(36)	—	—	—	—
Derivative financial assets:
- Currency derivatives without a hedging relationship	—	—	—	—	—	—	—	—	—
- Currency derivatives in connection with cash flow hedges	—	—	—	—	—	—	—	—	—
- Interest rate derivatives without a hedging relationship	(1)	(70)	12	61	(65)	21	112	(155)	—
- Interest rate derivatives in connection with fair value hedges	380	(409)	—	438	(439)	—	297	(314)	—
- Interest rate derivatives in connection with cash flow hedges	(40)	33	—	—	—	—	—	—	—

All instruments held at December 31, 2006 and for which payments were already contractually agreed were included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2006. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act—Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG's liabilities which were outstanding at January 1, 1995. At December 31, 2006, the nominal figure was EUR 2.0 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(26)	Trade and other payables

	December 31,
	2006	2005
	(millions of €)
Trade payables	7,121	6,889
Liabilities from construction contracts	39	13

	7,160	6,902

Of the total of trade and other payables, EUR 7,157 million (December 31, 2005: EUR 6,901 million) is due within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(27)	Additional disclosures on financial instruments

Carrying amounts, amounts recognized, and fair values by category.

	Category in accordance with IAS 39	Carrying amount Dec. 31, 2006	Amounts recognized in balance sheet according to IAS 39				Amounts recognized in balance sheet according to IAS 17	Fair value Dec. 31, 2006
			Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
	(millions of €)
Assets
Cash and cash equivalents	LaR	2,765	2,765	—	—	—	—	2,765
Trade receivables	LaR	7,577	7,577	—	—	—	—	7,577
Other receivables	LaR /n.a.	1,710	1,429	—	—	—	281	1,710
Other non-derivative financial assets
- Held-to-maturity investments	HtM	66	66	—	—	—	—	66
- Available-for-sale financial assets	AfS	345	—	214	131	—	—	131	[1]
- Financial assets held for trading	FAHfT	2	—	—	—	2	—	2
Derivative financial assets
- Derivatives without a hedging relationship	FAHfT	280	—	—	—	280	—	280
- Derivatives with a hedging relationship	n.a.	79	—	—	14	65	—	79

Liabilities
Trade payables	FLAC	7,121	7,121	—	—	—	—	7,121
Bonds and other securitized liabilities	FLAC	36,288	36,288	—	—	—	—	39,060
Liabilities to banks	FLAC	2,348	2,348	—	—	—	—	2,474
Liabilities arising from ABS transactions	FLAC	1,139	1,139	—	—	—	—	1,139
Promissory notes	FLAC	680	680	—	—	—	—	768
Other interest-bearing liabilities	FLAC	883	883	—	—	—	—	883
Other non-interest-bearing liabilities	FLAC	2,799	2,799	—	—	—	—	2,799
Finance lease liabilities	n.a.	1,783	—	—	—	—	1,783	2,000
Derivative financial liabilities
- Derivatives without a hedging relationship (held for trading)	FLHfT	439	—	—	—	439	—	439
- Derivatives with a hedging relationship (hedge accounting)	n.a.	123	—	—	58	65	—	123

Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)	—	11,771	11,771	—	—	—	—	11,771
Held-to-maturity investments (HtM)	—	66	66	—	—	—	—	66
Available-for-sale financial assets (AfS)	—	345	—	214	131	—	—	131	[1]
Financial assets held for trading (FAHfT)	—	282	—	—	—	282	—	282
Financial liabilities measured at amortized cost (FLAC)	—	51,258	51,258	—	—	—	—	54,244
Financial liabilities held for trading (FLHfT)	—	439	—	—	—	439	—	439

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Category in accordance with IAS 39	Carrying amount Dec. 31, 2005	Amounts recognized in balance sheet according to IAS 39				Amounts recognized in balance sheet according to IAS 17	Fair value Dec. 31, 2005
			Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
	(millions of €)
Assets
Cash and cash equivalents	LaR	4,975	4,975	—	—	—	—	4,975
Trade receivables	LaR	7,328	7,328	—	—	—	—	7,328
Other receivables	LaR/n.a.	1,284	971				313	1,284
Other non-derivative financial assets
- Held-to-maturity investments	HtM	86	86	—	—	—	—	86
- Available-for-sale financial assets	AfS	317	—	163	154	—	—	154	[1]
- Financial assets held for trading	FAHfT	9	—	—	—	9	—	9
Derivative financial assets
- Derivatives without a hedging relationship	FAHfT	294	—	—	—	294	—	294
- Derivatives with a hedging relationship	n.a.	151	—	—	—	151	—	151

Liabilities
Trade payables	FLAC	6,889	6,889	—	—	—	—	6,889
Bonds and other securitized liabilities	FLAC	37,255	37,255	—	—	—	—	41,332
Liabilities to banks	FLAC	2,227	2,227	—	—	—	—	2,429
Liabilities arising from ABS transactions	FLAC	1,363	1,363	—	—	—	—	1,363
Promissory notes	FLAC	645	645	—	—	—	—	765
Other interest-bearing liabilities	FLAC	646	646	—	—	—	—	646
Other non-interest-bearing liabilities	FLAC	2,051	2,051	—	—	—	—	2,051
Finance lease liabilities	n.a.	1,856	—	—	—	—	1,856	2,384
Derivative financial liabilities
- Derivatives without a hedging relationship (held for trading)	FLHfT	644	—	—	—	644	—	644
- Derivatives with a hedging relationship (hedge accounting)	n.a.	34	—	—	32	2	—	34

Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)	—	13,274	13,274	—	—	—	—	13,274
Held-to-maturity investments (HtM)	—	86	86	—	—	—	—	86
Available-for-sale financial assets (AfS)	—	317	—	163	154	—	—	154	[1]
Financial assets held for trading (FAHfT)	—	303	—	—	—	303	—	303
Financial liabilities measured at amortized cost (FLAC)	—	51,076	51,076	—	—	—	—	55,475
Financial liabilities held for trading (FLHfT)	—	644	—	—	—	644	—	644

¹	For details see Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash and cash equivalents and trade and other receivables mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

The fair values of other non-current receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

The fair values of the quoted bonds and other securitized liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

The fair values of unquoted bonds, liabilities to banks, promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom's credit spread curve for specific currencies.

Net gain/loss by category

	From interest	From subsequent measurement			From derecognition	Net gain (loss)
		At fair value	Currency translation	Impairment/ reversal of impairment		2006	2005
	(millions of €)
Loans and receivables (LaR)	202	—	(1,144)	(714)	—	(1,656)	(728)
Held-to-maturity investments (HtM)	14	—	—	—	—	14	3
Available-for-sale financial assets (AfS)	27	—	—	(10)	203	220	1,022
Financial instruments held for trading (FAHfT and FLHfT)	n.a.	(17)	n.a.	—	—	(17)	15
Financial liabilities measured at amortized cost (FLAC)	(2,652)	—	1,147	—	—	(1,505)	(2,599)

Total	(2,409)	(17)	3	(724)	203	(2,944)	(2,287)

Interest from financial instruments is recognized in finance costs (see Note 7).

Deutsche Telekom recognizes the other components of net gain/loss in other financial income/expense, except for impairments/reversal of impairments of trade receivables that are classified as “loans and receivables” which are reported under selling expenses (see Note 3).

The net loss from the subsequent measurement for financial instruments held for trading (EUR 17 million) also includes interest and currency translation effects.

The currency translation losses on financial assets classified as “loans and receivables” (EUR 1,144 million) are primarily attributable to the intragroup transfer of foreign-currency loans taken out by Deutsche Telekom’s financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 1,147 million.

Interest expenses from financial liabilities measured at amortized cost (EUR 2,652 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

from interest added back and discounted from trade payables. However, not included are interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (see Note 7).

Net losses of EUR 1 million (2005: net gains of EUR 126 million) were recognized in shareholders’ equity in 2006 as a result of the recognition of changes in the fair values of available-for-sale financial assets. Of the amounts recorded in shareholders' equity, losses totaling EUR 3 million (2005: profits of EUR 984 million) were reclassified to the income statement in the 2006 financial year.

(28)	Other liabilities

	December 31,
	2006	2005
	(millions of €)
Deferred revenues	2,082	2,529
Other liabilities	3,713	2,204

Total	5,795	4,733

The increase in other liabilities is primarily attributable to higher liabilities related to voluntary redundancy and severance payments (EUR 0.8 billion) for salaried employees and, for the first time, to early retirement arrangements for civil servants (EUR 0.4 billion).

In addition, other liabilities encompass liabilities from other taxes and social security liabilities.

(29)	Provisions for pensions and other employee benefits

In addition to the Group’s pension obligations for non-civil servants based on indirect and direct pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz—GG). Deutsche Telekom’s indirect pension commitments were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Calculation of pension provisions:

	December 31,
	2006	2005	2004
	(millions of €)
Present value of funded obligations	1,515	1,410	2,073
Plan assets at fair value	(966)	(901)	(623)

Projected benefit obligation in excess of plan assets	549	509	1,450

Present value of non-funded obligations	5,619	5,606	3,238
Unrecognized past service cost	(1)	0	0

Net defined benefit liability (+)/ defined benefit asset (-)	6,167	6,115	4,688

Pension provisions break down into defined benefit liability and defined benefit asset as follows:

	December 31,
	2006	2005	2004
	(millions of €)
Defined benefit asset presented on the balance sheet	0	(52)	0
Defined benefit liability presented on the balance sheet	6,167	6,167	4,688

Net defined benefit liability (+)/ defined benefit asset (-)	6,167	6,115	4,688

The defined benefit asset is recognized under other assets in the consolidated balance sheet.

The following table shows the composition of pension obligations:

	December 31,
	2006	2005	2004
	(millions of €)
Pension obligations
- Direct	5,615	5,601	3,232
- Indirect	548	509	1,450
Obligations in accordance with Article 131 GG	4	5	6

Net defined benefit liability (+)/ defined benefit asset (-)	6,167	6,115	4,688

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19.

The calculations were based on the following assumptions at the respective balance sheet dates:

Assumptions for the measurement of defined benefit obligations as of December 31,	2006	2005	2004
(%)
Discount rate	4.45/3.25²/4.80³	4.10/3.25²/4.75³	5.25/3.25²/5.30³
Projected salary increase	2.50/3.25¹/1.50²/4.00³	2.75/3.50¹/1.00²/3.90³	2.75/3.50¹/1.00²/3.80³
Projected pension increase	1.00/1.50/0.60²/3.00³	1.00/1.50/1.00²/2.90³	1.00/1.50/1.00²/2.80³

1	For non-civil servants not covered by collective agreements
2	Switzerland
3	United Kingdom

For calculating the present value of pension obligations, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 4.45 percent as of December 31, 2006. This interest rate was determined based on a weighted average term of the obligation of approximately 15 years. As the obligations are denominated in euros, the discount rate is based on the rate of return of high-quality European corporate bonds with AA rating for which a yield curve is prepared based on spot rates.

Assumptions for determining the pension expense for years ending December 31,	2006	2005	2004
		(%)
Discount rate	4.10/3.25²/4.75³	5.25/3.25²/5.30³	5.25
Projected salary increase	2.75/3.50¹/1.00²/3.90³	2.75/3.50¹/1.00²/3.80³	2.75/3.50	¹
Return on plan assets	4.00/4.50²/6.60³	5.00/4.50²/7.25³	5.50
Projected pension increase	1.00/1.50/1.00²/2.90³	1.00/1.50/1.00²/2.80³	1.50

1	For non-civil servants not covered by collective agreements
2	Switzerland
3	United Kingdom

Development of the projected benefit obligations in the reporting year:

	2006	2005
	(millions of €)
Present value of the defined benefit obligations as of January 1	7,016	5,311
Current service cost	389	223
Interest cost	285	289
Contributions by plan participants	7	12
Change in obligations	40	297
Actuarial (gains) losses	(303)	1,155
Total benefits actually paid	(289)	(274)
Plan amendments	(18)	0
Exchange rate fluctuations for foreign-currency plans	7	3

Present value of the defined benefit obligations as of December 31	7,134	7,016

Taking the plan assets into consideration, the pension obligations were accounted for in full.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Development of plan assets at fair value in the respective reporting year:

	2006	2005
	(millions of €)
Plan assets at fair value, as of January 1	901	623
Expected return on plan assets	46	47
Actuarial gains (losses)	11	54
Contributions by employer	37	29
Contributions by plan participants	7	12
Benefits actually paid through pension funds	(61)	(69)
Change in obligations	21	205
Exchange rate fluctuations for foreign-currency plans	4	0

Plan assets at fair value, as of December 31	966	901

Breakdown of plan assets at fair value by investment category:

	December 31,
	2006	2005
	%
Equity securities	36	37
Debt securities	50	50
Real estate	11	10
Other	3	3

The plan assets include shares amounting to EUR 1.6 million (December 31, 2005: EUR 1.8 million), which were issued by Deutsche Telekom. No own financial instruments were included in the years shown.

Determination of the expected return on plan assets:

The expected return on the plan assets for the year 2007 is 4.0 percent (VAP and DTBS), 4.5 percent (Switzerland) and 6.47 percent (United Kingdom).

These expectations are based on consensus forecasts for each asset class as well as on banks' estimates. The forecasts draw on historical values and economic data. In addition, they are based on interest rate forecasts and anticipated capital market performance.

The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:

	Income Statement account	2006	2005	2004
		(millions of €)
Current service cost	Personnel costs (pension benefit costs)	389	223	171
Interest cost	Other financial income/expense.	285	289	255
Expected return on plan assets	Other financial income/expense.	(46)	(47)	(27)
Past service cost	Personnel costs (pension benefit costs)	(18)	0	(104)

Pension expense		610	465	295

Actual return on plan assets		57	101	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Change from the corridor method to the recognition of actuarial gains and losses when they occur outside profit or loss (IAS 19.93A)

As of December 31, 2006, Deutsche Telekom changed its accounting policies concerning provisions for pensions and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in retained earnings in equity. This step is a voluntary change in accounting policies (IAS 8.14). Deutsche Telekom believes that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet, since the amount recognized as provision at balance sheet date reflects the best estimate of the present obligation and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly.

The following tables highlight the impact of the change in accounting policies on profit after income taxes, consolidated shareholders' equity, and provisions for pensions in prior years.

Profit after income taxes

	2005	2004	2003
	(millions of €)
Profit before change in accounting policies	6,016	2,017	2,517
Reversal of actuarial (gains) losses previously recognized in other financial income/expense	7	1	0
Adjustment of income taxes	(2)	0	0

Profit after change in accounting policies	6,021	2,018	2,517

The change in accounting policies has no impact on the presentation of basic and diluted earnings per share in prior years.

Consolidated shareholders’ equity:

	December 31,
	2005	2004	2003
	(millions of €)
Shareholders’ equity before change in accounting policies	49,582	45,803	43,738
Allocation of unrecognized actuarial gains/(losses) to retained earnings	(1,571)	(479)	(368)
Reversal of actuarial (gains) losses recognized in profit/loss	8	1	0
Allocation of actuarial gains (losses) recognized in profit/loss to retained earnings	(8)	(1)	0
Increase in deferred tax assets	588	188	144

Shareholders' equity after change in accounting policies	48,599	45,512	43,514

Provisions for pensions:

	December 31,
	2005	2004	2003
	(millions of €)
Provisions for pensions before change in accounting policies	4,596	4,209	4,175
Defined benefit asset	(52)	0	0
Cumulative actuarial (gains) losses	1,571	479	368

Provisions for pensions after change in accounting policies	6,115	4,688	4,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The consolidated statement of recognized income and expense include the following amounts:

	2006	2005	2004
	(millions of €)
Cumulative losses (gains) recognized directly in equity as of January 1	1,579	480	368
Recognition directly in equity of actuarial (gains) losses in the reporting period	(314)	1,099	112

Cumulative losses (gains) recognized directly in equity as of December 31	1,265	1,579	480

Expected employer contributions for the subsequent year are estimated as follows:

	2007	2006	2005
	(millions of €)
Expected contributions by employer	41	28	68

Expected pension payments for subsequent years:

	Years starting after December 31,
	2007	2008	2009	2010	2011	2012-2016
	(millions of €)
Expected pension payments	263	278	293	297	304	1,511

Amounts for the current year and three preceding years of pension obligations, plan assets, assets in excess of benefit obligations, and experience-based adjustments:

	Years starting after December 31,
	2006	2005	2004	2003
	(millions of €)
Defined benefit obligations	7,134	7,016	5,311	5,032
Plan assets at fair value	(966)	(901)	(623)	(489)

Projected benefit obligations in excess of plan assets	6,168	6,115	4,688	4,543

	2006	2005	2004
	Adjustment (%)
Experience-based increase (+)/ decrease (-) of pension obligations	(0.4)	2.2	2.6
Experience-based increase (+)/ decrease (-) of plan assets	1.1	6.5	0.6

Civil-servant retirement arrangements.

As part of the civil servants pension plan, Deutsche Telekom AG maintained a special pension fund for its active and former civil servants up until the 2000 financial year. By way of a notarized agreement dated December 7, 2000, this fund was merged with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form the joint pension fund Bundes-Pensions-Service für Post und Telekommunikation e.V. (BPS-PT). On January 11, 2001, the fund was entered in the Register of Associations with retroactive effect from July 1, 2000. The registered office of BPS-PT is Bonn. BPS-PT works for the funds of all three companies and also handles the financial administration for the Federal Republic on a trust basis. It carries out all transactions for pension and allowance payments in respect of civil servants for Deutsche Post AG, Deutsche Postbank AG, and Deutsche Telekom AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. The level of Deutsche Telekom's payment obligations to its special pension fund is defined under § 16 of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz—PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution is recognized as an ongoing expense in the respective year, and amounted to EUR 842 million in the reporting year (2005: EUR 862 million; 2004: EUR 911 million) (please refer to explanations under Note 40).

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

(30)	Other provisions

	Personnel	Restoration obligations	Investment risks	Litigation risks	Reimbursements	Other	Total
	(millions of €)
At December 31, 2004	3,393	543	454	381	170	1,488	6,429
of which: current	1,633	9	454	228	169	1,053	3,546
Changes in the composition of the Group	3	0	0	0	(3)	3	3
Currency translation adjustments	20	8	0	3	6	31	68
Addition	2,514	181	0	78	143	838	3,754
Use	(2,028)	(40)	(143)	(171)	(150)	(545)	(3,077)
Reversal	(871)	(10)	0	(46)	(12)	(403)	(1,342)
Interest effect	27	33	0	0	0	12	72
Other changes	(45)	(73)	0	(7)	(1)	(124)	(250)

At December 31, 2005	3,013	642	311	238	153	1,300	5,657
of which: current	2,097	6	311	88	152	967	3,621
Changes in the composition of the Group	70	53	0	4	4	46	177
Currency translation adjustments	(12)	(1)	0	2	(4)	(17)	(32)
Addition	3,283	90	0	150	132	794	4,449
Use	(2,269)	(35)	(311)	(51)	(110)	(644)	(3,420)
Reversal	(243)	(37)	0	(31)	(13)	(200)	(524)
Interest effect	41	31	0	0	0	2	74
Other changes	6	(30)	0	18	(7)	(101)	(114)

At December 31, 2006	3,889	713	0	330	155	1,180	6,267

of which: current	1,954	6	0	113	149	871	3,093

Provisions for personnel costs include a variety of individual issues such as provisions for anniversary gifts, deferred compensation and allowances. Moreover, the expenses associated with staff-related measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As announced in 2005, Deutsche Telekom launched the necessary staff restructuring program. Under this program, a total of 32,000 employees in Germany are expected to leave the Group between 2006 and 2008. At the heart of staff restructuring is the provision of socially responsible staff restructuring tools such as partial retirement arrangements, voluntary redundancy and severance payments, and early retirement. By the end of 2006, Deutsche Telekom had implemented around one-third of the planned workforce reduction within the overall plan, which runs until 2008. Civil servants are also included in the staff restructuring process. The Second Act to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost (Zweites Gesetz zur Änderung des Gesetzes zur Verbesserung der personellen Struktur beim Bundeseisenbahnvermögen und in den Unternehmen der Deutschen Bundespost) came into effect on November 16, 2006. Among other aims, the Act is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. The Act allows Deutsche Telekom to include its civil servants in the staff restructuring process in a socially responsible manner. According to this law, civil servants of all service grades who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation will be able to apply for early retirement from the age of 55. Within the framework of the staff restructuring program, provisions for voluntary redundancy and severance payments for employees (EUR 0.4 billion) and provisions in connection with the early retirement arrangements for civil servants (EUR 1.7 billion) were recognized in the 2006 financial year.

Taking into account the staff-related measures introduced in the previous years, the overall trend is as follows:

	Jan. 1, 2006	Addition	Use	Reversal	Other changes	Dec. 31, 2006
	(millions of €)
Broadband/Fixed Network	767	1,276	(904)	0	(2)	1,137
Mobile Communications	22	34	(27)	(2)	0	27
Business Customers	194	570	(218)	(7)	(1)	538
Group Headquarters & Shared Services	313	432	(193)	(4)	3	551

	1,296	2,312	(1,342)	(13)	0	2,253

In the 2006 financial year provisions for staff-related measures in the amount of EUR 1.3 billion were utilized. Part of these utilized provisions had an impact on cash flow, while others did not effect a disbursement in the reporting period although their volume and utilization date was already known. Accordingly, the latter amounts are no longer recognized as provisions but as liabilities. Total provisions for staff-related measures at December 31, 2006 amounted to approximately EUR 2.3 billion. This amount includes EUR 0.5 billion for provisions for voluntary redundancy and severance payments together with EUR 1.3 billion for provisions in connection with the civil servants' early retirement scheme.

Restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

As part of the refinancing of the Toll Collect group (Toll Collect GbR and Toll Collect GmbH), the consortium agreed to contribute a further amount of EUR 0.8 billion (Deutsche Telekom AG share: EUR 0.4 billion) and in the course of this measure, the previous provision for investment risks (EUR 0.3 billion) was utilized in full. The excess amount (EUR 0.1 billion) was recognized as an expense under the share of profit/loss of associates and joint ventures accounted for using the equity method for the purpose of continuing the equity-accounted investment in the Toll Collect group. The net carrying amount is EUR 4 million as of December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The provision for litigation risks includes pending lawsuits for damages in connection with reimbursement claims relating to the sale of subscriber data.

Provisions for reimbursements are established for discounts that are to be granted but had not yet been granted as of the reporting date.

Other provisions include provisions for environmental damage and risks, other taxes, warranties, advertising cost allowances, premiums and commissions as well as a variety of other items for which the individually recognized amounts are not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(31)	Shareholders’ equity—Overview

Statement of changes in sharholders’ equity from January 1, 2004 to December 31, 2006:

Statement of changes in equity	Equity attributable to equity holders of the parent								Minority interests
	Equity contributed			Consolidated shareholders’ equity generated		Other comprehensive income	Treasury shares	Total (equity attributable to equity holders of the parent)	Minority interest capital	Other comprehensive income	Total (minority interest in shareholders’ equity)	Total (consolidated shareholders’ equity)[1]
	Number of shares	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	(thousands)	(millions of €)		(millions of €)			(millions of €)		(millions of €)			(millions of €)
Balance at Jan. 1, 2004	4,197,752	10,746	49,500	(19,829)	2,063	(2,954)	(8)	39,518	4,316	(96)	4,220	43,738

Adjustment				(224)				(224)			0	(224)
Balance at Jan. 1, 2004 adjusted	4,197,752	10,746	49,500	(20,053)	2,063	(2,954)	(8)	39,294	4,316	(96)	4,220	43,514
Changes in the composition of the Group								0	(14)		(14)	(14)
Profit after income taxes					1,594			1,594	424		424	2,018
Unappropriated net profit (loss) carried forward				2,063	(2,063)			0			0	0
Dividends								0	(394)		(394)	(394)
Proceeds from the exercise of option and conversion rights	102	1	28					29			0	29
Actuarial gains and losses				(68)				(68)			0	(68)
Change in other comprehensive income (not recognized in income statement)						479		479		151	151	630
Recognition of other comprehensive income in income statement						(203)		(203)			0	(203)

Balance at Dec. 31, 2004	4,197,854	10,747	49,528	(18,058)	1,594	(2,678)	(8)	41,125	4,332	55	4,387	45,512

Balance at Jan. 1, 2005	4,197,854	10,747	49,528	(18,058)	1,594	(2,678)	(8)	41,125	4,332	55	4,387	45,512

Changes in the composition of the Group				(6)				(6)	(1,009)	4	(1,005)	(1,011)
Profit after income taxes					5,589			5,589	432		432	6,021
Unappropriated net profit (loss) carried forward				1,594	(1,594)			0			0	0
Dividends				(2,586)				(2,586)	(351)		(351)	(2,937)
Proceeds from the exercise of stock options	224		33					33			0	33
Actuarial gains and losses				(697)				(697)			0	(697)
Change in other comprehensive income (not recognized in income statement)				5		2,589		2,594	4	44	48	2,642
Recognition of other comprehensive income in income statement						(966)		(966)			0	(966)
Sale of treasury shares (anniversary campaign)							2	2			0	2

Balance at Dec. 31, 2005	4,198,078	10,747	49,561	(19,748)	5,589	(1,055)	(6)	45,088	3,408	103	3,511	48,599

Balance at Jan. 1, 2006	4,198,078	10,747	49,561	(19,748)	5,589	(1,055)	(6)	45,088	3,408	103	3,511	48,599

Changes in the composition of the Group								0	(44)		(44)	(44)
Profit after income taxes					3,165			3,165	409		409	3,574
Unappropriated net profit (loss) carried forward				5,589	(5,589)			0			0	0
Dividends				(3,005)				(3,005)	(277)		(277)	(3,282)
Mandatory convertible bond	162,988	417	1,793	(71)				2,139			0	2,139
T-Online merger	62,730	161	631					792	(607)		(607)	185
Share buy-back	(62,730)	(161)	(548)					(709)			0	(709)
Sale of treasury shares			(1)				1	0			0	0
Proceeds from the exercise of stock options	53		62					62			0	62
Actuarial gains and losses				187				187	(3)		(3)	184
Change in other comprehensive income (not recognized in income statement)				71		(1,214)		(1,143)	9	102	111	(1,032)
Recognition of other comprehensive income in income statement						(6)		(6)			0	(6)

Balance at Dec. 31, 2006	4,361,119	11,164	51,498	(16,977)	3,165	(2,275)	(5)	46,570	2,895	205	3,100	49,670

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(32)	Issued capital

As of December 31, 2006, the share capital of Deutsche Telekom totaled EUR 11,164 million. The share capital is divided into 4,361,119,250 no par value registered shares. Each share entitles the holder to one vote.

The Federal Republic's direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 14.83 percent at December 31, 2006 (December 31, 2005: 15.40 percent), while KfW's shareholding at December 31, 2006 was 16.87 percent (December 31, 2005: 22.09 percent) and the Blackstone Group’s 4.39 percent (December 31, 2005: 0.00 percent). This means that 646,575,126 no par value shares (EUR 1,655 million) of the share capital were held by the Federal Republic at December 31, 2006, 735,667,390 (EUR 1,883 million) by KfW and 191,700,000 (EUR 491 million) by the Blackstone Group. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/Powertel Inc., Bellevue (United States), Deutsche Telekom granted options on shares of Deutsche Telekom AG in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2006, the number of Deutsche Telekom shares reserved for the stock options granted to T-Mobile USA/Powertel employees and still outstanding was 10,235,269.

Authorized capital

Deutsche Telekom had the following components of authorized capital as of December 31, 2006:

2004 Authorized capital:

The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to a amount of EUR 2,399,410,734.08 by issuing up to 937,269,818 no par value registered shares against non-cash capital contributions in the period up to May 17, 2009. This authorization may be exercised in full or in one or several partial amounts. The Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders' preemptive rights when issuing new shares for business combinations or for the acquisition of companies, parts thereof or equity interests in companies, including increasing an existing investment, or other assets eligible for contribution for such acquisitions, including receivables from the Company. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares.

The Board of Management exercised the authority originally amounting to EUR 2,560,000,000 with the approval of the Supervisory Board in August 2005 and resolved to increase the share capital in the amount of EUR 160,589,265.92 (62,730,182 no par value shares) for the purpose of the merger of T-Online into Deutsche Telekom. The implementation of this capital increase was entered in the commercial register on September 12, 2005; it took effect together with the entry of the merger in the commercial register on June 6, 2006.

When the merger took effect, existing shares in T-Online were exchanged at the ratio agreed in the merger agreement of 25 T-Online shares to 13 Deutsche Telekom shares. This resulted in an increase of issued capital by a total of EUR 161 million. To prevent the merger from increasing the number of shares of Deutsche Telekom AG permanently, the Board of Management of Deutsche Telekom resolved on August 10, 2006 in accordance with the authorizing resolution of the shareholders' meeting on May 3, 2006 to buy back and retire 62,730,182 shares of the Company (corresponding to the number of new shares issued as a result of the merger of T-Online into Deutsche Telekom). The Supervisory Board approved this share retirement. Between August 14 and August 25, 2006, a total of 62,730,182 shares with a proportionate amount of the share capital of EUR 160,589,269.92, i.e., approximately 1.4 percent of the share capital at that time, were repurchased by the Company at an average price of EUR 11.29 for a total consideration of EUR 708,334,785.39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2006 Authorized capital:

The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to EUR 38,400,000 by issuing up to 15,000,000 no par value registered shares against cash and/or non-cash contributions in the period up to May 2, 2011. This authorization may be exercised in full or in one or several partial amounts. Shareholders’ preemptive rights are disapplied. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG that assumes the obligation to use these shares for the sole purpose of granting employee shares. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of § 186 (5), sentence 1 AktG and the new shares used to repay this securities loan. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares.

Contingent capital

Deutsche Telekom had the following components of contingent capital as of December 31, 2006:

Contingent capital I:

The share capital has been contingently increased by up to EUR 82,733,936.64, composed of up to 32,317,944 shares. The contingent capital increase will be implemented only to the extent that

(a) the holders and creditors of conversion rights or warrants attached to convertible bonds or bonds with warrants to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001 exercise their conversion or option rights; or

(b) the holders and creditors of convertible bonds to be issued before May 28, 2006 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting on May 29, 2001, who are obligated to convert the convertible bonds, fulfill their conversion obligation. The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion obligations.

The mandatory convertible bond issued in February 2003 on the basis of the Board of Management’s authority to issue convertible bonds and/or bonds with warrants as resolved by the shareholders' meeting on May 29, 2001 was converted into shares of Deutsche Telekom AG on June 1, 2006. As a result, contingent capital amounting to EUR 499,982,504.96 (as of December 31, 2005) in 2006 decreased by EUR 417,248,568.32 to EUR 82,733,936.64 (as of December 31, 2006). The share capital rose accordingly in the 2006 financial year. The convertible bonds were issued by Deutsche Telekom's financing company in the Netherlands—Deutsche Telekom International Finance B.V.—and are guaranteed by Deutsche Telekom AG. The securities were issued at par with a coupon of 6.5 percent. As of June 1, 2006, the bonds were converted into shares of Deutsche Telekom AG at the ratio of 3,810.97561 shares per bond (par value: EUR 50,000).

Contingent capital II:

The share capital has been contingently increased by up to EUR 32,326,991.36, composed of up to 12,627,731 new no par value registered shares. The contingent capital increase is exclusively for the purpose of meeting preemptive rights to shares from stock options granted in the period until December 31, 2003 to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

members of the Board of Management of the Company, to members of second-tier management, and to other executives, managers, and specialists of the Company and to members of the boards of management, members of management, and other executives, managers, and specialists at lower-tier Group entities in Germany and other countries, on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders' meeting on May 29, 2001. It will be implemented only to the extent that the holders of stock options exercise these options. The new shares shall participate in the profit from the start of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year.

53,625 stock options granted under the 2001 Stock Option Plan were exercised in the 2006 financial year. As a result, contingent capital II amounting to EUR 32,464,271.36 (as of December 31, 2005) decreased in 2006 by EUR 137,280.00 (53,625 no par value shares) to EUR 32,326,991.36 (as of December 31, 2006). The share capital rose accordingly in the 2006 financial year.

Contingent capital III:

The share capital has been contingently increased by up to EUR 2,621,237.76, composed of up to 1,023,921 shares. The contingent capital increase serves exclusively to grant subscription rights to members of the Board of Management and executives of the Company, as well as board of management members, managing board members and other executives of second- and lower-tier subsidiaries as part of a stock option plan established on the basis of a resolution by the shareholders' meeting of May 25, 2000. It shall be implemented only to such extent as use is made of those subscription rights. The new shares shall participate in the profit from the start of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Company's shareholders' meeting that resolves the appropriation of net income for the preceding financial year, the new shares carry dividend rights from the beginning of the preceding financial year. No stock options granted under the 2000 Stock Option Plan had been exercised as of the expiration date of July 20, 2005.

Contingent capital IV:

The share capital has been contingently increased by EUR 600,000,000, composed of 234,375,000 no par value shares. The contingent capital increase will be implemented only to the extent that

(a) the holders and creditors of convertible bonds or warrants attached to bonds with warrants to be issued or guaranteed on or before April 25, 2010 by Deutsche Telekom AG or its direct or indirect majority shareholdings on the basis of the authorizing resolution adopted by the shareholders’ meeting in April 2005, exercise their conversion or option rights; or

(b) those obligated under the convertible bonds or bonds with warrants issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority shareholdings on or before April 25, 2010 on the basis of the authorizing resolution adopted by the shareholders' meeting in April 2005, fulfill their conversion or option obligation; and

(c) the contingent capital is needed to comply with the bond terms.

The new shares carry dividend rights from the beginning of the financial year in which they arise through exercise of conversion rights or options, or the fulfillment of conversion or option obligations. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the remaining details of the implementation of the contingent capital increase.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(33)	Capital reserves

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of VoiceStream/Powertel instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs. Furthermore, there were additional allocations to capital reserves in 2006 from the exercise of conversion rights by former shareholders of T-Mobile USA/Powertel.

(34)	Retained earnings including carryforwards

Retained earnings were impacted in particular by the appropriation of an amount of EUR 5.6 billion in net profit for the prior year, the payment of EUR 3.0 billion in dividends for the 2005 financial year, and the actuarial losses of EUR 0.2 billion.

(35)	Other comprehensive income

Other comprehensive income declined year-on-year by EUR 1.2 billion to EUR -2.3 billion. While the translation of foreign Group entities generated negative exchange rate effects, the remeasurement of the former shareholdings in PTC and the gains from cash flow and net investment hedges had a positive impact.

(36)	Treasury shares

Through a resolution by the shareholders' meeting on May 3, 2006, the Board of Management of Deutsche Telekom AG was authorized to acquire up to 419,807,790 treasury shares, i.e., up to almost 10 percent of the share capital, until November 2, 2007. This authorization may be exercised in full or in part. The shares can be acquired in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, used, with the approval of the Supervisory Board, to list the Company's shares on foreign stock exchanges, granted, with the approval of the Supervisory Board, to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or equity interests in companies, including increasing an existing investment, retired with the approval of the Supervisory Board, tendered to shareholders on the basis of a subscription offer extended to all shareholders, or, with the approval of the Supervisory Board, disposed of in a manner other than on the stock exchange or tender to all shareholders, used, with the approval of the Supervisory Board, for the fulfillment of conversion or option rights/obligations arising from convertible bonds or bonds with warrants issued by the Company based on the authority resolved by the shareholders' meeting on April 26, 2005 under item 9 of the agenda or used, with the approval of the Supervisory Board, to service stock options to which holders of T-Online stock options are entitled on the basis of the 2001 Stock Option Plan and which are to be granted to them as a result of the merger of T-Online into Deutsche Telekom, in accordance with the merger agreement dated March 8, 2005. The authorizations described above may be exercised once or repeatedly, individually or in combination, in full or in relation to lesser quantities of shares purchased. The authorization granted to the Board of Management by the shareholders’ meeting on April 26, 2005, to acquire treasury shares, ended when this new authorization took effect on May 3, 2006; the authorizations granted by the shareholders’ meeting resolution of April 26, 2005, on the use of treasury shares acquired remain unaffected.

The 14,630 shares acquired by KfW in 2000 were sold by Deutsche Telekom in February 2006. The amount of the share capital attributable to these shares is EUR 37,452.80, which corresponds to 0.0003 percent of the share capital. The issue price was EUR 13.26 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At 1,881,508 shares, the holding of treasury shares, having changed from last year’s balance sheet date, breaks down as follows:

Number
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Decrease as a result of the 2005 Employee Stock Purchase Plan	(314,790)
Shares acquired from KfW, not yet issued	14,630
Decrease following 2006 sale	(14,630)

1,881,508

Treasury shares are generally carried at cost. Treasury shares amount to a total of approximately EUR 5 million or 0.04 percent of issued capital. All treasury shares are held by Deutsche Telekom AG.

(37) Minority interest

Minority interest declined year-on-year by EUR 0.4 billion to EUR 3.1 billion. This was primarily attributable to the minority derecognition as part of the merger of T-Online International AG into Deutsche Telekom AG.

OTHER DISCLOSURES

(38)	Notes to the consolidated cash flow statement

Net cash from operating activities.

Net cash from operating activities amounted to EUR 14.2 billion in the reporting period, compared with EUR 15.0 billion in the prior year. This decrease is predominantly due to the decline in profit from operations. This effect was partially offset by lower net interest payments and changes in working capital.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 14.3 billion as compared with EUR 10.1 billion in the same period in the previous year. This increase was mainly caused by cash outflows for intangible assets which increased by EUR 2.8 billion and relate primarily to the purchase of FCC licenses at T-Mobile USA for EUR 3.3 billion. In addition, cash inflows from non-current financial assets (disposal of shares) decreased by EUR 1.4 billion. While inflows of EUR 1.6 billion were recorded in 2005 from the sale of shares in MTS, comdirect, Intelsat and DeASat, inflows of only EUR 0.2 billion were recorded in 2006 for the prior sale of shares in Celcom.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 2.1 billion in the reporting period, compared with EUR 8.0 billion in the prior year. This development is mainly attributable to an increase in proceeds from the issue of financial liabilities of EUR 1.4 billion and to a reduction in repayments of current as well as non-current financial liabilities of EUR 5.5 billion; this was partly offset by an increase in dividend payments of EUR 0.3 billion and the share buy-back amounting to EUR 0.7 billion following the merger of T-Online International AG into Deutsche Telekom AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Neither the conversion of the mandatory convertible bond (EUR 2.1 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) nor the merger of T-Online International AG into Deutsche Telekom AG (EUR 0.8 billion increase in Deutsche Telekom AG’s issued capital and capital reserves) led to a change in cash levels (non-cash transactions). For more detailed information, please refer to the statement of changes in shareholders’ equity and the notes on shareholders’ equity (see Notes 31 to 37).

(39)	Segment reporting

Deutsche Telekom reports on Mobile Communications, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services in the primary reporting format. These segments for which reporting is required are strategic business areas which differ in their products and services, their production processes, the profile of their customers, their sales channels and their regulatory environment.

The Mobile Communications strategic business area comprises all activities of T-Mobile International AG & Co. KG as well as other mobile communications activities of Deutsche Telekom in Central and Eastern Europe. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia, and Montenegro. The business area also has a subsidiary in Poland (PTC), which has been fully consolidated since November 2006. All T-Mobile companies offer digital mobile voice and data services to consumers and business customers. T-Mobile also sells hardware and other terminal devices in connection with the services offered. In addition, T-Mobile services are sold to resellers and other companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Broadband/Fixed Network strategic business area offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers (wholesale including resale), and provides upstream telecommunications services for Deutsche Telekom’s other strategic business areas. When the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, T-Online ceased to report as a separate unit; it is now managed as a product brand. For reporting purposes, Broadband/Fixed Network has been broken down into its domestic and international segments since the end of the first six months of 2006. Outside Germany, Broadband/Fixed Network has a presence in both Western and Eastern Europe: In Western Europe, it is represented by subsidiaries in France, Spain, Portugal, Austria, and Switzerland. In Eastern Europe’s markets, the business area has operations primarily in Hungary including Macedonia, Montenegro, Bulgaria and Romania (Magyar Telekom), Croatia (T-Hrvatski Telekom), and Slovakia (Slovak Telekom).

The Business Customers strategic business area is divided into two business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 large and medium-sized enterprises. T-Systems is represented in over 20 countries by subsidiaries, primarily in Germany and France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands. The service provider offers its customers a full range of information and communication technology (ICT). T-Systems develops integrated ICT solutions on the basis of its extensive expertise in these two areas. For its key accounts, T-Systems develops and operates infrastructure and industry solutions. The business area also offers international outsourcing and takes over responsibility for entire business processes (business process outsourcing), such as payroll accounting. Its offering for small and medium-sized enterprises ranges from low-cost standard products through to high-performance IP-based networks and the development of complete ICT solutions.

Group units and subsidiaries that are not directly allocated to one of the strategic business areas are included in Group Headquarters & Shared Services. Group Headquarters is responsible for strategic management

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

functions across the business areas. All other operating functions not directly related to the strategic business areas’ core business are the responsibility of Shared Services. These consist of the Real Estate Services unit, whose activities include the management and administration of Deutsche Telekom AG’s real estate portfolio; DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services; and Vivento, which is responsible for managing surplus staff and employee placement and for creating employment opportunities, including in its own business lines. Shared Services primarily have activities in Germany. Real Estate Services also has operations in Hungary and, since June 2006, in Slovakia offering facility management services. The main Shared Services subsidiaries include DeTeImmobilien Deutsche Telekom Immobilien und Service GmbH, GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, Vivento Customer Services GmbH, and Vivento Technical Services GmbH.

The measurement methods used for Group segment reporting correspond to the accounting policies used in the consolidated financial statements under IFRS. Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT) and other factors. The share of profit/loss of associates and joint ventures accounted for using the equity method is reported separately. Depreciation and amortization are shown separately from impairment losses.

Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

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

Where entities accounted for using the equity method are directly allocable to a segment, their share of profit/loss after income taxes and their carrying amount are reported in this segment’s accounts.

Segment assets, segment investments and net revenues are also shown by geographical region in the secondary reporting format. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe segment (excluding Germany) covers the entire European Union and the other countries in Europe. The North America region comprises the United States and Canada. The Other countries segment includes all countries that are not Germany or in Europe (excluding Germany) or North America. Assignment of the segment assets and segment investments to the regions is generally done based on the location of the relevant asset while net revenues are assigned based on the location of the relevant customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations (EBIT)	Interest income	Interest expense	Share of profit (loss) of associates and joint ventures accounted for using the equity method
	(millions of €)
Mobile Communications	2006		31,308	732	32,040	4,504	236	(922)	80
	2005	¹	28,531	921	29,452	3,005	178	(802)	133
	2004	¹	25,450	1,077	26,527	1,524	111	(1,153)	1,177

Broadband/Fixed Network	2006		20,635	4,050	24,685	3,307	285	(155)	31
	2005	¹	21,731	4,304	26,035	5,142	451	(182)	53
	2004	¹	22,397	4,615	27,012	5,551	436	(209)	25

Business Customers	2006		9,061	3,560	12,621	(881)	61	(99)	(86)
	2005	¹	9,058	3,792	12,850	409	45	(107)	3
	2004	¹	9,246	3,716	12,962	554	75	(124)	(298)

Group Headquarters & Shared Services	2006		343	3,331	3,674	(2,043)	1,107	(3,012)	(2)
	2005	¹	284	3,221	3,505	(840)	1,092	(3,032)	(1)
	2004	¹	260	3,266	3,526	(1,441)	1,489	(4,006)	27

Reconciliation	2006		—	(11,673)	(11,673)	400	(1,392)	1,351	1
	2005	¹	—	(12,238)	(12,238)	(94)	(1,368)	1,324	26
	2004	¹	—	(12,674)	(12,674)	77	(1,734)	1,835	14

Group	2006		61,347	—	61,347	5,287	297	(2,837)	24
	2005	¹	59,604	—	59,604	7,622	398	(2,799)	214
	2004	¹	57,353	—	57,353	6,265	377	(3,657)	945

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Segment assets	Segment liabilities	Segment investments	Investments accounted for using the equity method	Depreciation and amortization	Impairment losses	Employees¹
			(millions of €)
Mobile Communications	2006		70,087	8,233	8,432	6	(5,300)	(58)	54,124
	2005	[2]	64,984	7,558	6,288	1,599	(4,745)	(1,951)	49,479
	2004	[2]	59,359	6,461	3,014	2,260	(3,379)	(3,564)	47,417

Broadband/Fixed Network	2006		27,323	8,202	3,292	172	(3,762)	(107)	108,956
	2005	[2]	27,757	7,163	3,430	110	(4,026)	(8)	112,872
	2004	[2]	28,266	7,942	2,088	269	(4,199)	(200)	115,292

Business Customers	2006		9,088	4,761	1,199	23	(925)	(7)	55,687
	2005	[2]	8,720	3,943	966	18	(885)	(11)	51,744
	2004	[2]	8,849	3,730	889	8	(953)	(2)	51,978

Group Headquarters & Shared Services	2006		11,620	7,499	569	2	(695)	(237)	29,713
	2005	[2]	11,125	6,294	600	3	(695)	(233)	29,931
	2004	[2]	12,074	5,637	673	67	(784)	(101)	32,872

Reconciliation	2006		(2,841)	(2,997)	(77)	(14)	58	(1)	—
	2005	[2]	(1,675)	(1,597)	(184)	95	60	(3)	—
	2004	[2]	(1,757)	(2,154)	(85)	63	56	(1)	—

Group	2006		115,277	25,698	13,415	189	(10,624)	(410)	248,480
	2005	[2]	110,911	23,361	11,100	1,825	(10,291)	(2,206)	244,026
	2004	[2]	106,791	21,616	6,579	2,667	(9,259)	(3,868)	247,559

1	Annual average
2	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Net cash from (used in) operating activities	Net cash from (used in) investing activities	of which: cash outflows for investments in intangible assets and property, plant and equipment	Net cash from (used in) financing activities
	(millions of €)
Mobile Communications	2006		8,269	(8,457)	(8,457)	(1,145)
	2005	¹	8,117	(4,537)	(5,669)	(3,957)
	2004	¹	7,543	(2,227)	(3,197)	(2,998)

Broadband/Fixed Network	2006		8,662	(2,398)	(3,289)	(4,795)
	2005	¹	9,289	(2,025)	(3,274)	(5,903)
	2004	¹	11,600	(2,021)	(2,226)	(5,797)

Business Customers	2006		738	(1,446)	(1,010)	511
	2005	¹	1,420	(951)	(786)	(824)
	2004	¹	1,400	(921)	(763)	(769)

Group Headquarters & Shared Services	2006		3,207	(3,888)	(483)	(1,825)
	2005	¹	4,014	(1,414)	(456)	(6,589)
	2004	¹	3,652	1,135	(518)	(11,161)

Reconciliation	2006		(6,681)	1,911	(20)	5,193
	2005	¹	(7,842)	(1,131)	50	9,234
	2004	¹	(7,475)	(467)	67	7,844

Group	2006		14,195	(14,278)	(13,259)	(2,061)
	2005	¹	14,998	(10,058)	(10,135)	(8,039)
	2004	¹	16,720	(4,501)	(6,637)	(12,881)

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

RECONCILIATION OF PROFIT FROM OPERATIONS:

	2006	2005¹	2004¹
	(millions of €)
Profit from operations (EBIT)	5,287	7,622	6,265
Loss from financial activities	(2,683)	(1,403)	(2,695)
Income taxes	970	(198)	(1,552)

Profit after income taxes	3,574	6,021	2,018

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

RECONCILIATION OF SEGMENT ASSETS AND SEGMENT LIABILITIES:

	December 31,
	2006	2005¹	2004¹
	(millions of €)
Segment assets	115,277	110,911	106,791
Cash and cash equivalents	2,765	4,975	8,005
Current recoverable income taxes	643	613	317
Other current financial assets (excluding receivables from suppliers)	1,677	1,225	1,150
Investments accounted for using the equity method	189	1,825	2,667
Other non-current financial assets (excluding receivables from suppliers)	657	779	1,636
Deferred tax assets	8,952	8,140	4,912

Assets in accordance with the consolidated balance sheet	130,160	128,468	125,478

Segment liabilities	25,698	23,361	21,616
Current financial liabilities	7,374	10,139	12,385
Income tax liabilities	536	1,358	1,049
Non-current financial liabilities	38,799	36,347	38,498
Deferred tax liabilities	8,083	8,331	5,948
Other liabilities	0	333	470

Liabilities in accordance with the consolidated balance sheet	80,490	79,869	79,966

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

SEGMENTS BY GEOGRAPHIC AREA

	Segment assets			Segment investments			Net revenue
	2006	2005¹	2004¹	2006	2005¹	2004¹	2006	2005¹	2004¹
	(millions of €)
Germany	52,408	53,517	55,843	5,383	4,618	3,431	32,460	34,183	34,741
Europe (excluding Germany)	29,620	24,228	25,865	2,806	1,983	1,756	14,823	13,272	12,952
North America	33,205	33,116	25,035	5,216	4,488	1,373	13,700	11,858	9,301
Other countries	44	50	48	10	11	19	364	291	359

Group	115,277	110,911	106,791	13,415	11,100	6,579	61,347	59,604	57,353

1	Prior-year comparatives adjusted due to adoption of IAS 19.93A. For further explanations, please refer to Note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(40)	Contingencies and other financial obligations

Contingencies

	December 31,
	2006	2005
	(millions of €)
Contingent liabilities relating to lawsuits and other proceedings	178	6
Contingent liabilities relating to guarantees and bills issued	0	36
Other contingent liabilities	6	6

	184	48

Contingent liabilities relating to lawsuits and other proceedings include liabilities that on the basis of the information and estimates available, do not fulfill the requirements for recognition as liabilities in the balance sheet. Deutsche Telekom is involved in a number of court and arbitration proceedings in connection with its regular business activities. Litigation provisions include legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the financial position and results of operations of the Group.

Other financial obligations

	December 31,
	2006	2005
	(millions of €)
Obligations arising from rental agreements and leases, including non-cancelable operating leases	20,247	20,335
Present value of payments to special pension fund	8,300	7,900
Purchase commitments and similar obligations	3,501	3,507
Purchase commitments for interests in other companies	94	1,802
Miscellaneous other obligations	125	144

	32,267	33,688

The year-on-year decrease of EUR 88 million in obligations arising from rental agreements and leases, including non-cancelable operating leases, is mainly the result of two offsetting effects: On the one hand, the obligations declined as a result of the negative exchange rate trend of the U.S. dollar; on the other, additional leasing obligations were entered into, in particular at T-Mobile USA relating to telecommunications networks.

The present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the PTNeuOG amounted to EUR 8.3 billion at December 31, 2006 (please refer to explanations under Note 29).

The purchase commitments primarily relate to obligations from firm purchase contracts and similar obligations.

The decrease in purchase commitments for interests in other companies is attributable in particular to the payment of purchase commitments for the acquisition of tele.ring (EUR 1.3 billion) and gedas (EUR 0.4 billion), both of which were acquired in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(41)	Disclosures on leases

Deutsche Telekom as lessee

Finance leases.

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

	Dec. 31, 2006	of which: sale and leaseback transactions	Dec. 31, 2005	of which: sale and leaseback transactions
	(millions of €)
Intangible assets	1	—	4	—
Land and buildings	1,283	740	1,318	788
Technical equipment and machinery	171	—	246	—
Other equipment, operating and office equipment	41	21	36	29

Net carrying amounts of leased assets capitalized	1,496	761	1,604	817

Payment obligations arising from finance leases as of the reporting date are recognized as liabilities at the present value of future minimum lease payments. In subsequent years, the liability decreases by the amount of lease payments made to the lessors. The interest component of the payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

December 31, 2006	Minimum lease payments		Interest component		Present values
Maturity	Total	of which: sale and leaseback	Total	of which: sale and leaseback	Total	of which: sale and leaseback
	(millions of €)
Within 1 year	337	119	131	74	206	45
In 1 to 3 years	452	221	235	137	217	84
In 3 to 5 years	376	208	212	125	164	83
After 5 years	1,959	1,173	763	494	1,196	679

Total	3,124	1,721	1,341	830	1,783	891

December 31, 2005	Minimum lease payments		Interest component		Present values
Maturity	Total	of which: sale and leaseback	Total	of which: sale and leaseback	Total	of which: sale and leaseback
	(millions of €)
Within 1 year	338	105	144	74	194	31
In 1 to 3 years	576	231	298	141	278	90
In 3 to 5 years	352	203	209	130	143	73
After 5 years	2,054	1,270	813	551	1,241	719

Total	3,320	1,809	1,464	896	1,856	913

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating leases

Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. Deutsche Telekom’s obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The operating lease expenses recognized in profit or loss amount to EUR 1.6 billion as of the end of 2006 (2005: EUR 1.6 billion; 2004: EUR 1.4 billion). The following table provides a breakdown of the amounts of future operating lease liabilities:

	December 31,
Maturity	2006	2005
	(millions of €)
Within 1 year	2,158	1,738
In 1 to 3 years	3,643	3,195
In 3 to 5 years	2,695	2,665
After 5 years	11,751	12,737

Total	20,247	20,335

For detailed explanations, please refer to Note 40.

Deutsche Telekom as lessor

Finance leases

Deutsche Telekom acts as lessor in connection with finance leases. Essentially, these relate to the leasing of routers which Deutsche Telekom provides to its customers for data and telephone network solutions. A receivable is recognized in the amount of the present value of the minimum lease payments. The present value of minimum lease payments from finance leases is determined as shown in the following table:

	December 31,
	2006	2005
	(millions of €)
Total gross investment	308	349
Unearned finance income	(27)	(36)

Net investment in the lease	281	313

Present value of the residual value	—	—
Present value of the minimum lease payments	281	313

Total gross investment in leases and present values of minimum lease payments receivable at the respective reporting dates are disclosed in the summary below:

	December 31,
	2006		2005
Maturity	Total gross investment	Present value of minimum lease payments	Total gross investment	Present value of minimum lease payments
	(millions of €)
Within 1 year	114	102	162	143
In 1 to 3 years	135	124	156	141
In 3 to 5 years	32	29	29	27
After 5 years	27	26	2	2

Total	308	281	349	313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accumulated allowance for uncollectible minimum lease payments receivable was not recorded.

Operating leases

Deutsche Telekom acts as lessor in connection with operating leases, which mainly relate to the rental of building space and radio towers. The leases have an average term of ten years. The following table provides a breakdown of future minimum lease payments arising from non-cancelable operating leases.

	December 31,
Maturity	2006	2005
	(millions of €)
Within 1 year	161	147
In 1 to 3 years	202	167
In 3 to 5 years	135	108
After 5 years	340	257

Total	838	679

Agreements that are not leases in substance.

In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in/lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). These agreements were concluded with a total of seven U.S. trusts, each backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising from the principal lease agreement are transferred to T-Mobile Deutschland. In this case, T-Mobile would be both parties to the principal lease agreement, meaning that this agreement would expire as a result of a confusion of rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(42)	Stock-based compensation plans

Stock option plans

The following table provides an overview of all existing stock option plans of Deutsche Telekom AG, T-Online International AG (prior to its merger into Deutsche Telekom AG), T-Mobile USA and Magyar Telekom:

Entity	Plan	Year of issuance	Stock options granted (thousands)	Vesting period (years)	Contractual term (years)	Weighted exercise price		Share price at grant date	Maximum price for SARs	Notes	Classification/ accounting treatment
Deutsche Telekom AG	SOP 2001	2001	8,221	2 - 3	10		€30.00	€19.10			Equity- settled
		2002	3,928	2 - 3	10		€12.36	€10.30			Equity- settled
	SARs	2001	165	2 - 3	10		€30.00	€19.10	€50.00		Cash- settled
		2002	3	2 - 3	10		€12.36	€10.30	€20.60		Cash- settled

T-Online International AG	SOP 2001	2001	2,369	2 –3	10		€10.35	€8.28			Cash- settled
		2002	2,067	2 – 6	10		€10.26	€8.21			Cash- settled

T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	US-$	15.36				Equity- settled
		2002	5,964	up to 4	max. 10	US-$	13.35				Equity- settled
		2003	865	up to 4	max. 10	US-$	12.86				Equity- settled
	Powertel	2001	5,323	up to 4	max. 10	US-$	20.04				Equity- settled
	TMO US/Powertel	2004	230	up to 4	max. 10	US-$	19.64			Plans merged	Equity- settled

Magyar Telekom	SOP 2002	2002	3,964	1 – 3	5		HUF 933 or HUF 950	HUF 833			Equity- settled

During the 2006 exercise period, the average share price of Deutsche Telekom AG shares was EUR 13.01 and the average share price of Magyar Telekom shares was HUF 927.97.

Supplemental information on the stock option plans

Deutsche Telekom AG

In May 2001, the shareholders’ meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. Furthermore, in 2001 und 2002, Deutsche Telekom also granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options.

For the 2001 Stock Option Plan, the shareholders’ meeting in May 2001 resolved to increase the share capital of Deutsche Telekom AG by EUR 307,200,000 by issuing up to 120,000,000 new no par value registered shares. This contingent capital increase was exclusively for the purpose of allowing up to 120,000,000 stock options to be issued to members of the Board of Management and other executives and specialists of the Company and its subsidiaries as part of the Deutsche Telekom 2001 Stock Option Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years, starting from the day on which the options are granted. The remaining 50 percent of the options granted to each beneficiary may be exercised at the earliest following the end of a vesting period of three years, starting from the day on which the options are granted. All options are vested. The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary’s heirs.

The exercise price payable upon exercise of the options granted serves as the performance target. The exercise price per share is 120 percent of the reference price, which corresponds to the higher of the non-weighted average closing prices of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the grant date of the options and the closing price of Deutsche Telekom shares on the grant date of the options.

Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2006, no resolution on conversion had been passed to this effect.

On August 13, 2001, Deutsche Telekom granted 8,220,803 options for the purchase of 8,220,803 shares at an exercise price of EUR 30.00 (based on a reference price of EUR 25.00) to the beneficiaries of the stock option plan on the basis of a resolution adopted by the shareholders’ meeting in May 2001. The Xetra closing price of Deutsche Telekom’s common stock quoted at the Frankfurt Stock Exchange on the grant date was EUR 19.10 per share. The term of the options runs until August 12, 2011.

In the 2002 financial year, Deutsche Telekom granted additional stock options to certain employees. On July 15, 2002, Deutsche Telekom granted a further 3,927,845 options for the purchase of 3,927,845 shares at an exercise price of EUR 12.36 to the beneficiaries of the stock option plan on the basis of a resolution adopted by the shareholders’ meeting in May 2001. The Xetra closing price of Deutsche Telekom’s common stock quoted at the Frankfurt Stock Exchange on the grant date, based upon which the exercise price was calculated, was EUR 10.30 per share. The term of the options runs until July 14, 2012.

At the time they were granted, the options of the 2001 and 2002 tranches of the stock option plan had a fair value of EUR 4.87 and EUR 3.79 respectively.

The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

	SOP 2001		SARs
Deutsche Telekom AG	Stock options (thousands)	Weighted average exercise price (€)	SARs	Weighted average exercise price (€)
Stock options outstanding at Jan. 1, 2006	11,096	24.59	150,785	29.78
of which: exercisable	11,096	24.59	150,785	29.78
Granted	0	—	0	—
Exercised	53	12.36	0	—
Forfeited	253	25.98	2,145	30.00

Stock options outstanding at Dec. 31, 2006	10,790	24.62	148,640	29.78

of which: exercisable	10,790	24.62	148,640	29.78
Supplemental information for 2006
Remaining contractual life of options outstanding at end of period (years, weighted)	4.9		4.6
Expected remaining life of options outstanding at end of period (years, weighted)	4.9		4.6

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2006) are as follows:

	Options outstanding as of Dec. 31, 2006			Options exercisable as of Dec. 31, 2006
Deutsche Telekom AG	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)	Number (thousands)	Weighted average exercise price (€)
Range of exercise prices (€)
10 – 20	3,290	5.5	12.36	3,290	12.36
21 – 40	7,500	4.6	30.00	7,500	30.00
10 – 40	10,790	4.9	24.62	10,790	24.62

T-Online International AG

(prior to the merger into Deutsche Telekom AG).

In May 2001, the shareholders’ meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. The shareholders’ meeting on May 30, 2001 contingently increased the share capital of T-Online International AG by EUR 51,000,000 for the 2001 Stock Option Plan and authorized the Supervisory Board to issue preemptive rights to the members of the Board of Management of T-Online International AG. It also authorized the Board of Management to issue preemptive rights to managers below the Board of Management. These included directors, senior managers, selected specialists at T-Online International AG, and members of the board of management, members of the management and other directors, senior managers, and selected specialists at Group entities within and outside Germany in which T-Online International AG directly or indirectly held a majority shareholding.

The stock option plan was structured as a premium-priced plan with the exercise price serving as a performance target. The exercise price per share was 125 percent of the reference price, which corresponded to the non-weighted average closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the grant date.

The exercise rules specified that 50 percent of the options granted were only exercisable after a vesting period of two years—calculated from the grant date of the options. The remaining 50 percent of the options granted to each beneficiary could be exercised at the earliest following the end of a vesting period of three years,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

starting from the day on which the options were granted. The options had a life of ten years from the date on which they were granted. All options had been vested. The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary’s heirs.

Preemptive rights were issued in annual tranches for the years 2001 and 2002. On August 13, 2001, 2,369,655 options were granted in the first tranche on the basis of a resolution adopted by the shareholders’ meeting in May 2001 at an exercise price of EUR 10.35. The options are forfeited without replacement or compensation on August 12, 2011 at the latest. A further 2,067,460 options were granted in the second tranche on July 15, 2002 at an exercise price of EUR 10.26. The options granted in the second tranche are forfeited without replacement or compensation on July 14, 2012 at the latest.

The 2004 shareholders’ meeting rescinded the authorization of the Board of Management and the Supervisory Board to issue additional options for the 2001 Stock Option Plan, and partially canceled the contingent capital II.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG granted rights equivalent to the stock options awarded by T-Online International AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for under the merger agreement and the option terms and conditions.

The table below shows the changes in outstanding options issued by T-Online International AG:

	SOP 2001
T-Online International AG	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding at Jan. 1, 2006	3,551	10.30
of which: exercisable	3,518	10.31
Granted	0	—
Exercised	0	—
Forfeited	159	10.31

Stock options outstanding at Dec. 31, 2006	3,392	10.30

of which: exercisable	3,374	10.30

T-Mobile USA

Before its acquisition on May 31, 2001, T-Mobile USA (formerly VoiceStream) had granted stock options to its employees under the 1999 Management Incentive Stock Option Plan (MISOP). On May 31, 2001, all unvested, outstanding options of T-Mobile USA employees were converted from T-Mobile USA options into Deutsche Telekom options at a conversion rate of 3.7647 per option. The Deutsche Telekom shares linked to these options are administered in a trust deposit account that has been established for the benefit of holders of T-Mobile USA stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per T-Mobile USA ordinary share divided by 3.7647.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The plan has now expired and no more options can be issued. A total of 10,234,000 were still outstanding at December 31, 2006.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per Powertel ordinary share divided by 2.6353. No further options were granted under any other Powertel stock option plans. The plan was combined with the T-Mobile USA plan on January 1, 2004. At December 31, 2006, 7,233,000 shares were available for outstanding options of the converted stock option plans of T-Mobile USA.

In addition, T-Mobile USA issued performance options to certain executives in 2003. The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA	Stock options (thousands)	Weighted average exercise price (USD)
Stock options outstanding at Jan. 1, 2006	13,848	20.36
of which: exercisable	12,455	21.15
Granted	0	—
Exercised	1,486	16.71
Forfeited	2,128	27.89
Expired	0	—
Stock options outstanding at Dec. 31, 2006	10,234	20.39
of which: exercisable	10,073	20.50
Supplemental information for 2006
Remaining contractual life of options outstanding at end of period (years, weighted)	4.0
Expected remaining life of options outstanding at end of period (years, weighted)	2.8

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2006) are as follows:

	Options outstanding as of December 31, 2006			Options exercisable as of December 31, 2006
T-Mobile USA	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)	Number (thousands)	Weighted average exercise price (USD)
Range of exercise prices (USD)
0.02 – 3.79	405	2.6	2.41	405	2.41
3.80 – 7.59	311	2.8	4.96	311	4.96
7.60 – 11.39	560	1.6	8.24	550	8.19
11.40 – 15.19	2,840	5.2	13.29	2,714	13.32
15.20 – 18.99	34	2.7	17.15	34	17.15
19.00 – 22.79	59	6.4	19.30	34	19.36
22.80 – 26.59	2,904	4.2	23.25	2,904	23.25
26.60 – 30.39	2,058	3.4	29.46	2,058	29.46
30.40 – 34.19	903	3.5	31.02	903	31.02
34.20 – 38.00	160	3.1	36.99	160	36.99
0.02 – 38.00	10,234	4.0	20.39	10,073	20.50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Magyar Telekom (formerly MATÁV).

2002 Stock Option Plan.

On April 26, 2002, the shareholders’ meeting of Magyar Telekom approved the introduction of a new management stock option plan.

In order to satisfy the exercise of options granted, the annual shareholders’ meeting of Magyar Telekom authorized Magyar Telekom’s Board of Directors to purchase 17 million “A” series registered ordinary shares, each with a nominal value of HUF 100, as treasury shares.

On July 1, 2002, Magyar Telekom granted 3,964,600 stock options to participants in its stock option plan implemented on the basis of a shareholders’ resolution adopted in April 2002. The options of the first of three equal tranches were granted at an exercise price of HUF 933 (exercisable between July 1, 2003 and the forfeiture date of the options) and the options of the second and third tranches at an exercise price of HUF 950 (exercisable between July 1, 2004 or July 1, 2005 and the forfeiture date of the options). The closing price of Magyar Telekom common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options have a life of five years from the grant date, meaning that the options are forfeited without replacement or compensation on June 30, 2007. The options may not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

No more stock options were issued from the Magyar Telekom stock option plan after those granted in 2002. The plan was ended prematurely in 2003.

The following table provides an overview of the development of Magyar Telekom stock options:

Magyar Telekom	SOP 2002 Stock options (thousands)	Weighted average exercise price (HUF)
Stock options outstanding at Jan. 1, 2006	1,929	944.00
of which: exercisable	1,929	944.00
Granted	0	—
Exercised	539	944.00
Forfeited	83	944.00

Stock options outstanding at Dec. 31, 2006	1,307	944.00

of which: exercisable	1,307	944.00
Supplemental information for 2006
Remaining contractual life of options outstanding at end of period (years, weighted)	0.5
Expected remaining life of options outstanding at end of period (years, weighted)	0.5
The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2006) are as follows:

	Options outstanding as of December 31, 2006			Options exercisable as of Dec. 31, 2006
Magyar Telekom	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (HUF)	Number (thousands)	Weighted average exercise price (HUF)
Range of exercise prices (HUF)
933 – 950	1,307	0.5	944.00	1,307	944.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Mid-Term Incentive Plan (MTIP) / Long-Term Incentive Plan (LTIP).

Deutsche Telekom AG.

Mid-Term Incentive Plan 2004/2005/2006

In the 2004 financial year, Deutsche Telekom AG introduced its first Mid-Term Incentive Plan (MTIP) to ensure competitive total compensation for members of the Board of Management, senior executives of the Deutsche Telekom Group, and other beneficiaries mainly from the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders.

The MTIP as a revolving plan launched annually for five years takes the form of a compensation component with long-term incentives. A decision will be made each year on whether to re-launch the plan, as well as on the specific terms of the plan, in particular the performance targets.

The ambitiousness and strategic relevance of the performance targets are reviewed and adjusted if necessary prior to each new rolling issue of the MTIP. The nature or thresholds of the performance targets cannot be changed once the plan has begun.

The MTIP is a cash-based plan pegged to two equally weighted, share-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount earmarked as an award to the beneficiaries by the respective employers is paid out; if one performance target is achieved, 50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

At the end of the term of the individual plans, the General Committee of Deutsche Telekom AG’s Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on the findings of the Supervisory Board General Committee, the Board of Management will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payment will be made to the beneficiaries.

The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom’s share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of Deutsche Telekom shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last 20 trading days prior to the beginning and end of the plan.

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

The annual reviews of performance targets referred to above have not brought about any changes. The aforementioned targets have therefore been applied to all plans issued to date.

The MTIP 2004 came into effect in 2004; the MTIP 2005 came into effect in 2005. The plans each have a term of three years. The plans have maximum budgets of EUR 80 million and EUR 83 million, respectively. The proportionate amount to be expensed and recognized as a provision is calculated based on a Monte Carlo simulation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The starting price for the absolute performance target of the MTIP 2004 is EUR 14.08 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined period before the end of the plan. For the MTIP 2005, the relevant starting price is EUR 16.43, and the absolute performance target EUR 21.36. The starting value of the index for the relative performance target is 317.95 points for the MTIP 2004 and 358.99 points for the MTIP 2005. The starting value of the total return of Deutsche Telekom shares corresponds to the share price prior to the beginning of the plan (EUR 14.08 for the MTIP 2004, and EUR 16.43 for the MTIP 2005).

The MTIP 2006 became effective on January 1, 2006. The plan has a term of three years. The plan has a maximum budget of EUR 85.5 million.

The starting price for the absolute performance target of the MTIP 2006 is EUR 14.00 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 18.20 is reached during the defined period before the end of the plan.

The starting value of the index for the relative performance target of the MTIP 2006 is 452.02 points and the starting value of the total return of the Deutsche Telekom-Share is EUR 14.00.

T-Online International AG (prior to the merger into Deutsche Telekom AG)

Mid-Term Incentive Plan 2004/2005/2006

T-Online’s MTIP was also based on the same conditions as Deutsche Telekom AG’s MTIP, with the exception that performance was measured in terms of the development of T-Online’s shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. These plans were adjusted to those of Deutsche Telekom AG.

T-Mobile USA.

Mid-Term Incentive Plan 2004/2005/2006

T-Mobile USA’s MTIP is based on the same terms and conditions as Deutsche Telekom AG’s MTIP.

Long-Term Incentive Plan 2004/2005/2006

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2006, which is aimed at the top management from vice presidents upwards.

Additional customer growth and profit targets have been agreed for this group of persons. The LTIP set up in 2006 takes into consideration customer growth and the development of the company’s performance, based on certain defined financial criteria.

T-Mobile UK.

Mid-Term Incentive Plan 2004/2005/2006

The MTIP (2004-2006) set up by T-Mobile UK (T-Mobile UK Ltd./T-Mobile International UK Ltd.) is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

targets of Deutsche Telekom AG, however, this plan introduced a third target for a defined group of participants in the years 2004 and 2005, which is based on the cash contribution (EBITDA less investments in intangible assets and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

In 2006, T-Mobile UK (T-Mobile UK Ltd./T-Mobile International UK Ltd.) established a non-recurring incentive scheme (cash plan) with a term of two years (January 1, 2006 through December 31, 2007).

This scheme is open to all members of staff employed with one of the aforementioned companies during the term of the plan.

Upon achievement of certain targets (at the end of 2006/2007) for service revenue and EBITDA (at T-Mobile UK Ltd.) or total costs and EBITDA (at T-Mobile International UK Ltd.), amounts are paid into a bonus fund in accordance with a given matrix. The bonus fund built up over the two years of the plan, 2006 and 2007, will be paid out to the employees after the end of the plan (December 31, 2007) in line with the defined allocation ratios (as a percentage of basic salary).

Magyar Telekom (formerly MATÁV).

Mid-Term Incentive Plan 2004/2005/2006

Magyar Telekom’s MTIP is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index. In addition, the absolute performance target is achieved if, at the end of the individual plans, Magyar Telekom’s share price has risen by at least 35 percent compared with Magyar Telekom’s share price at the beginning of the plan.

Polska Telefonia Cyfrowa (PTC).

Long-Term Incentive Plan 2004/2005/2006

As of November 1, 2006, Deutsche Telekom included the Polish mobile services provider Polska Telefonia Cyfrowa Sp. z o. o. (PTC) in the consolidated financial statements for the first time.

PTC has established a performance cash plan program with long-term incentive plans (LTIPs). The program provides for additional pay in the form of deferred compensation under the terms and conditions of the LTIP and is aimed at employees whose performance is of outstanding significance for the company’s shareholder value. The LTIP is generally open to high-performers at management levels I through III. Participants in the plans are selected individually by the management of PTC.

Each plan encompasses three consecutive cycles, each running from January 1 through December 31. Participants receive payments from the plan after three years, provided the defined EBITDA target has been achieved (EBITDA hurdle). In addition, a bonus is paid at the end of each cycle. The amount of the bonus is determined for each cycle individually and depends on the level of target achievement. The plans for 2004-2006 and 2005-2007 are currently running; the 2006-2008 plan is subject to approval by the company’s supervisory board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides an overview of the effects of all MTIPs and LTIPs in the 2006, 2005 and 2004 financial years:

	2006	2005	2004
	(millions of €)
Provisions (at end of period)	43	39	18
Personnel costs	15	30	24

(43)	Risk management and financial derivatives

Principles of risk management

Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty’s rating.

The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the extent and the amount of the current risk exposure.

Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

Currency risks

Deutsche Telekom is exposed to currency risks from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group’s cash flows. Foreign-currency risks that do not influence the Group’s cash flows (i.e., the risks resulting from the translation of assets and liabilities of foreign operations into the Group’s reporting currency) are generally not hedged, however. Deutsche Telekom may nevertheless also hedge this foreign-currency risk under certain circumstances.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk exposure exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged. If the risk exposure is below EUR 100 million, Group Treasury performs the currency hedging itself. At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign-currency and loans in foreign-currency that are extended to Group entities for financing purposes. Treasury hedges these risks in full. Cross-currency swaps and currency derivatives are used to convert financial obligations and intragroup loans denominated in foreign currencies into the Group entities’ functional currencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japanese yen, sterling, U.S. dollars and Polish zlotys. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom’s exchange rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the provision of subscriber lines for the international calls of Deutsche Telekom’s customers in Germany, plus payments for the procurement of handsets and payments for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. In addition to currency risks, Deutsche Telekom is exposed to interest rate risks and price risks in its investments. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. It is assumed that the balance at the reporting date is representative for the year as a whole.

Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Deutsche Telekom has financial instruments.

The currency sensitivity analysis is based on the following assumptions:

Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, liabilities arising from ABS transactions, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange rate fluctuations therefore have no effects on profit or loss, or shareholders’ equity.

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

In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders’ equity either.

Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments also do not have any currency effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deutsche Telekom is therefore only exposed to currency risks from specific currency derivatives. Some of these are currency derivatives that are part of an effective cash flow hedge for hedging payment fluctuations resulting from exchange rate movements in accordance with IAS 39. Exchange rate fluctuations of the currencies on which these transactions are based affect the hedging reserve in shareholders’ equity and the fair value of these hedging transactions. Others are currency derivatives that are neither part of one of the hedges defined in IAS 39 nor part of a natural hedge. These derivatives are used to hedge planned transactions. Exchange rate fluctuations of the currencies, on which such financial instruments are based, affect other financial income or expense (net gain/loss from remeasurement of financial assets to fair value).

If the euro had gained (lost) 10 percent against the U.S. dollar at December 31, 2006, the hedging reserve in shareholders’ equity and the fair value of the hedging instruments would have been EUR 125 million lower (higher) (December 31, 2005: EUR 68 million higher (lower)).

If the euro had gained (lost) 10 percent against all currencies at December 31, 2006, other financial income and the fair value of the hedging instruments would have been EUR 29 million higher (lower) (December 31, 2005: EUR 3 million lower (higher)). The hypothetical effect on profit or loss of EUR +29 million results from the currency sensitivities EUR/USD: EUR -14 million; EUR /AED: EUR +1 million; EUR/GBP: EUR +8 million; EUR/HUF: EUR +8 million; EUR/PLN: EUR +22 million; EUR/SKK: EUR +4 million.

Interest rate risks

Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone, in the United Kingdom, and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net financial liabilities denominated in euros, sterling, and U.S. dollars separately. Once a year, the Board of Management stipulates the desired mix of fixed- and variable-interest net financial liabilities for a future period of three years. Taking account of the Group’s existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

Due to the derivative hedges, an average of 66 percent (2005: 67 percent) of the net financial liabilities in 2006 denominated in euros, 60 percent (2005: 80 percent) of those denominated in sterling, and 61 percent (2005: 85 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

Interest rate risks are presented by way of sensitivity analyses in accordance with IFRS 7. These show the effects of changes in market interest rates on interest payments, interest income and expense, other income components and, if appropriate, shareholders’ equity. The interest rate sensitivity analyses are based on the following assumptions:

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortized cost are not subject to interest rate risk as defined in IFRS 7.

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are also not exposed to interest rate risk.

Changes in the market interest rate of financial instruments that were designated as hedging instruments in a cash flow hedge to hedge payment fluctuations resulting from interest rate movements affect the hedging reserve in shareholders’ equity and are therefore taken into consideration in the equity-related sensitivity calculations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

If the market interest rates had been 100 basis points higher (lower) at December 31, 2006, profit or loss would have been EUR 254 million (December 31, 2005: EUR 158 million) lower (higher). The hypothetical effect of EUR -254 million on income results from the potential effects of EUR -206 million from interest rate derivatives and EUR -48 million from non-derivative, variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2006, shareholders’ equity would have been EUR 27 million higher (lower).

Other price risks

As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indices.

As of December 31, 2006, Deutsche Telekom did not hold any material investments to be classified as “available-for-sale.”

Credit risks

Deutsche Telekom is exposed to credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least a credit rating of BBB+/Baa1, in connection with an operational management system. At the level of operations, the outstanding debts are continuously monitored in each area, i.e., locally. Credit risks must be taken into account through individual and collective impairments.

In the course of ABS transactions, receivables from the bulk business are managed separately. A security margin is provided as a cash reserve for the credit risk. The percentage of the provision for the credit risk has been statistically proven to be stable. A statement of the actual loan losses is prepared periodically and any excess payments to the cash reserve are refunded.

The solvency of the business with key accounts, in particular international carriers, is monitored separately. In terms of the overall risk exposure from credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet, including derivatives with positive market values. Except for the collateral agreements mentioned in Note 24, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 216 million had been pledged as of the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Liquidity risks

See Note 25.

Hedge accounting

Fair value hedges

To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2006 and 2005 financial years. Fixed-income bonds denominated in EUR, USD, and GBP were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor, or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

The effectiveness of the hedging relationship is prospectively tested using the critical terms match method set out in IAS 39.AG108. An effectiveness test is carried out retrospectively at each balance sheet date using either the dollar-offset method or statistical methods in the form of a regression analysis. The dollar-offset method compares past changes in the fair value of the hedged item expressed in currency units with past changes in the fair values of the interest rate swaps expressed in currency units. The changes in the fair value of the two transactions are calculated on the basis of the outstanding cash flows at the beginning and end of the test period and are adjusted for accrued interest. All hedging relationships were effective within the range of the ratios of the two past changes in value (between 80 and 125 percent) as specified in IAS 39. When the effectiveness was being measured, the change in the credit spread was not taken into account for calculating the change in the fair value of the hedged item. The statistical method involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. A hedging relationship is classified as effective when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between -0.85 and -1.17. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives shows (see table in the Derivatives section), Deutsche Telekom had designated interest rate derivatives in a net amount of EUR -1 million (2005: EUR +149 million) as fair value hedges as of December 31, 2006. The remeasurement of the hedged items results in gains of EUR 124 million being recorded in other financial income in the 2006 financial year (2005: EUR 68 million); the changes in the fair values of the hedging transactions result in losses of EUR 126 million (2005: EUR 67 million) being recorded in other financial income.

Cash flow hedges—interest rate risks

In the 2006 financial year, Deutsche Telekom entered into a variable-interest EUR bond EUR forward payer interest rate swap (receive variable, pay fixed) to hedge the cash flow risk. Variable-interest bonds denominated in EUR were designated as the hedged items. The changes in the cash flows of the hedged items resulting from changes in the Euribor swap rate are offset against the changes in the cash flows of the interest rate swaps. The aim of this hedging is to transform the variable-interest bonds into fixed-income debt, thus hedging the cash flows of the financial liabilities. Credit risks are not part of the hedging.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Start	End	Nominal volume:	Reference rate
		(millions of €)
January 5, 2007	March 5, 2009	100	3-month Euribor
January 8, 2007	December 8, 2009	500	3-month Euribor
January 17, 2007	August 17, 2009	500	3-month Euribor

The effectiveness of the hedging relationship is prospectively tested using the critical terms match method set out in IAS 39. AG108. An effectiveness test is carried out retrospectively at each balance sheet date using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. The hedged item used is a hypothetical derivative in accordance with IAS 39.IG F.5.5. A hedging relationship is classified as effective when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between -0.85 and -1.17. All hedging relationships of this nature were effective as of the reporting date.

As the list of the fair values of derivatives shows (see table in the Derivatives section), Deutsche Telekom had designated interest rate derivatives amounting to EUR 13 million as hedging instruments in cash flow hedges as of December 31, 2006. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in gains of EUR 13 million being recorded in the revaluation reserve in the 2006 financial year.

Cash flow hedges—currency risks.

In 2006 and 2005, Deutsche Telekom designated “forward purchase U.S. dollar/sell in EUR” currency derivatives as cash flow hedges to hedge the amount translated into EUR payable for contractually fixed payments denominated in U.S. dollars.

These are hedges of unrecognized firm commitments against foreign-currency risks arising from spot rate changes. The hedged items designated in 2006 and 2005 were highly probable U.S. dollar payments for software licenses.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Nominal amount millions of USD	Maturity
10	January 15, 2007
8	February 1, 2007
10	January 15, 2008
8	February 1, 2008
36

Additionally, the Company in 2006 and 2005 entered into hedges of future interest payments denominated in U.S. dollars resulting from recognized liabilities against foreign-currency risks arising from spot rate changes. The hedged items designated were interest payments from bonds denominated in U.S. dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Nominal amount millions of USD	Maturity
115	2007 – 2009
100	2010 – 2015
74	2016 – 2020
74	2021 – 2025
67	2026 – 2030
430

In 2006, the Company also entered into hedges of other future interest payments denominated in U.S. dollars resulting from recognized liabilities against foreign-currency risks arising from spot rate changes. The hedged items designated were interest payments from bonds denominated in U.S. dollars.

The following table shows the contractual maturities of the payments, i.e., when the hedged item will be recognized in profit or loss:

Nominal amount millions of USD	Maturity
164	2007-2009
360	2010-2015
271	2016-2020
271	2021-2025
280	2026-2032
1,346

The objective of this hedging is to eliminate the risk from U.S. dollar interest payments as a result of exchange rate movements. Any unused amounts will be rolled forward to the next interest payment date.

The effectiveness of the hedging relationship is determined prospectively using the critical terms match method set out in IAS 39.AG108. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedged item and the hedging instrument attributable to spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 percent, the hedge is effective.

In the 2006 financial year, losses totaling EUR 66 million (2005: gains of EUR 106 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 7 million (2005: gains of EUR 29 million; losses of EUR 1 million) recognized in shareholders’ equity in 2005 were transferred to other financial income/expense in the 2006 financial year. Deutsche Telekom expects that, within the next twelve months, gains recognized in equity (hedging reserve) in the amount of EUR 1 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

As the list of the fair values of derivatives shows (see table in the Derivatives section), Deutsche Telekom had currency forwards in a net amount of EUR -55 million (2005: EUR -32 million) designated as hedging instruments for cash flow hedges as of December 31, 2006.

Net investment hedge.

Deutsche Telekom hedged repayable preferred stock of T-Mobile USA amounting to USD 5,000 million against foreign-currency risks in 2006 and 2005 using fixed-income U.S. dollar bonds and currency derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The interests in T-Mobile USA (hedged item) constitute a net investment in a foreign operation. The aim of the hedging was to eliminate the risk from a potential repayment of the interests resulting from exchange rate fluctuations.

The effectiveness of the hedging relationship was tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the U.S. dollar bonds since the inception of the hedge resulting from spot rate changes are compared with the proportionate changes in the value of the interests due to changes in the spot rate. The prospective effectiveness test is carried out using the critical terms match method set out in IAS 39.AG108. As both the nominal volumes and currencies of the hedged item and the hedging transaction were the same, a high level of effectiveness was expected from the hedging relationship.

In 2006, gains from spot rate changes of the U.S. dollar bonds amounting to EUR 432 million (2005: losses of EUR 584 million) were taken directly to equity (hedging reserve). The U.S. dollar bonds designated as hedging instruments for net investment hedges had a market value of EUR 5,232 million as of December 29, 2006 (market value as of December 31, 2005: EUR 4,945 million). On December 29, 2006, the repayable preferred stock was converted into ordinary shares and the hedging relationship de-designated at the same time. In accordance with IAS 39.102, the amount of EUR 1,292 million recorded in shareholders’ equity (hedging reserve) as of December 31, 2006 will not be reclassified to the income statement until the investment in T-Mobile USA is sold.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivatives.

The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of an effective hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge, net investment hedge) or not. Other derivatives can also be embedded (i.e., a component of a hybrid instrument that contains a non-derivative host contract).

	Net carrying amounts Dec. 31, 2006	Net carrying amounts Dec. 31, 2005
	(millions of €)
Assets
Interest rate swaps
- Held for trading	100	205
- In connection with fair value hedges	64	151
- In connection with cash flow hedges	13	0
Currency forwards/currency swaps
- Held for trading	3	18
- In connection with cash flow hedges	3	0
Cross-currency swaps held for trading	176	53
Embedded derivatives	0	18

Liabilities and shareholders’ equity
Interest rate swaps
- Held for trading	154	311
- In connection with fair value hedges	65	2
Currency forwards/currency swaps
- Held for trading	20	14
- In connection with cash flow hedges	58	32
Cross-currency swaps held for trading	245	308
Embedded derivatives	20	11

(44)	Related party disclosures

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe) and holds 31.70 percent (2005: 37.49 percent) of the share capital of Deutsche Telekom AG. The Federal Republic represents a solid majority at the shareholders’ meeting despite its minority shareholding due to the average attendance at the latter. The Federal Republic of Germany has a significant influence on Deutsche Telekom AG, and is thus deemed to be a related party to Deutsche Telekom AG.

Federal Republic of Germany

The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency also carries on the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost—VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2006 financial year, Deutsche Telekom made payments in the amount of EUR 53 million (2005: EUR 49 million; 2004: EUR 55 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenues.

The Company’s Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out two loans for GBP 150 million each with KfW Bankengruppe. The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG’s current rating. The loans have remaining lives of one and three years, respectively.

Deutsche Post World Net

In the 2006 financial year, Deutsche Telekom purchased goods and services amounting to EUR 0.6 billion (2005: EUR 0.7 billion; 2004: EUR 0.7 billion) from Deutsche Post World Net. These mainly relate to postage charges for letters and packages. In the same period, the Deutsche Post World Net group of companies purchased goods and services totaling EUR 0.3 billion (2005: EUR 0.4 billion; 2004: EUR 0.4 billion) from Deutsche Telekom. This amount primarily comprises IT products and services.

In addition, Deutsche Telekom AG and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 0.6 billion. This line of credit was not utilized at the end of the year.

Furthermore, Deutsche Telekom AG made cash investments with Deutsche Postbank in 2006 at normal market rates of interests and maturities. On December 31, 2006, the cash investments totaled EUR 0.4 billion.

Joint ventures and associates

Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2006, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2005: EUR 0.2 billion; 2004: EUR 0.2 billion).

At December 31, 2006, the total amount of trade receivables from related companies was EUR 0.1 billion (2005: EUR 0.2 billion; 2004: EUR 0.3 billion). At the same date, trade payables due to related companies amounted to EUR 0.1 billion (2005: EUR 0.1 billion; 2004: EUR 0.1 billion).

Related individuals

No major transactions took place between Deutsche Telekom and persons in key management positions, including close members of their families.

(45)	Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.

Compensation of the Board of Management

The following information concerning the compensation of the Board of Management comprises notes required by law under the German Commercial Code (see § 314 HGB) as well as information specified in the guidelines set out in the German Corporate Governance Code.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Board of Management of Deutsche Telekom AG is currently comprised of five members. René Obermann was appointed Chairman of the Board of Management on November 13, 2006. On December 5, 2006, Hamid Akhavan and Timotheus Höttges were appointed new members of the Board of Management. Three members of the Board of Management left during the course of the financial year: Kai-Uwe Ricke on expiration of November 12, 2006, Walter Raizner on expiration of December 4, 2006, and Dr. Heinz Klinkhammer on expiration of December 31, 2006.

Board of Management compensation system and review

The compensation of Board of Management members is comprised of various components. Under the terms of their service agreements, members of the Board of Management are entitled to fixed and annual variable remuneration, a long-term variable remuneration component (Mid-Term Incentive Plan), and fringe benefits and deferred benefits based on a company pension commitment. The structure of the compensation system and the appropriateness of compensation for the Board of Management are reviewed and established by the General Committee of the Supervisory Board at regular intervals.

Fixed remuneration, variable incentive-based remuneration and fringe benefits

Total compensation is generally about two-thirds variable and about one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed salary, fringe benefits and pension commitments, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all Board of Management members based on market conditions in accordance with the requirements of stock corporation law (for individual figures, please refer to the table “Total remuneration and expense in 2006”).

The annual variable remuneration of Board of Management members is based on the achievement of targets set by the General Committee of the Supervisory Board of Deutsche Telekom AG for each member of the Board of Management prior to commencement of the financial year. The level of target achievement is set by the General Committee of the Supervisory Board for the respective financial year (for detailed information, please refer to the table “Total remuneration and expense in 2006”).

At its discretion and after due consideration, the Supervisory Board of the Company may also reward extraordinary performance by individual or all Board of Management members in the form of a special bonus.

According to market-oriented and corporate standards, the Company grants all members of the Board of Management additional benefits under the terms of their service contracts, some of which are viewed as non-cash benefits and taxed accordingly. This mainly includes being furnished with a company car and accident and liability insurance and being reimbursed in connection with business trips and maintaining a second household (for specific details regarding individual components of compensation, please refer to the column “Other compensation” in the table “Total remuneration and expense in 2006”).

Sideline employment generally requires prior approval. No additional compensation is paid for being a member of the Board of Management or Supervisory Board of other Group companies.

Arrangements in the event of termination of a position on the Board of Management

Linking of appointment as a Board of Management member and the Board of Management service agreement/severance arrangement

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The terms of the agreements of the Board of Management members are linked to the term of appointment as a member of the Board of Management. If the Company is entitled to terminate the appointment as a Board of Management member without this also constituting cause for the simultaneous termination of the service agreement under civil law, the Board of Management member shall be entitled to a contractually determined severance payment. This is calculated (subject to being discounted) on the basis of the imputed remaining term of appointment in the current term of office of the Board of Management (up to a maximum of 36 months) on the basis of 100 percent of the fixed annual salary and 75 percent of the variable remuneration based on an assumed 100 percent achievement of targets.

Post-contractual prohibition of competition

Board of Management member agreements stipulate a post-contractual prohibition of competition. Unless otherwise agreed, members of the Board of Management are prohibited from rendering services to or on behalf of a competitor for the duration of one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

Company pension entitlement

The members of the Board of Management are entitled to a company pension conforming to market standards. The amount is based on the final salary, which means that Board of Management members receive a company pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for Board of Management members active in 2006 are described below:

(a) Board of Management members are entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, a disability pension or in the form of an early retirement pension upon reaching the age of 60 (subject to the usual actuarial deductions). The vested rights of Messrs. Obermann, Raizner, Pauly and Höttges are generally based on the statutory regulations provided in § 1b (1) of the German Act for the Improvement of Company Pension Plans (Gesetz zur Verbesserung der betrieblichen Altersversorgung - BetrAVG); the rights of the other members of the Board of Management are already vested. The amount of the company pension is calculated on the basis of the eligible period of service rendered as a Board of Management member until the date of departure.

(b) The annual retirement pension is comprised of a base percentage (5 percent for Messrs. Pauly and Höttges, or 6 percent for the remaining Board of Management members) of the fixed annual salary upon termination of the service relationship multiplied by the eligible service period expressed in years. After ten years of Board of Management membership, the maximum percentage of the pension level is achieved (50 percent or 60 percent, respectively). Pension payments are subject to a standard annual adjustment (1 percent for Messrs. Pauly and Höttges, or 3 percent for the remaining Board of Management members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. Since he joined the Company, Mr. Raizner had a vested right to an additional old-age pension in the form of a pension payment (one-time payment at the age of 62, or alternatively at an earlier age subject to discounting). This pension component corresponded to a pension level of approximately 60 percent within the meaning of the plan described above. Due to his U.S. citizenship, a “pension substitute” was agreed with Mr. Akhavan in lieu of such a pension commitment. For each full year of service rendered as a Board of Management member, he accordingly receives a compensation payment corresponding to the pension contribution for one year. The pro rata amount payable for the 2006 financial year as a result of this agreement is also individually recorded in the table “Total remuneration and expense in 2006.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(c) In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and orphans. In specifically provided exceptional cases, entitlement to a widow’s pension is excluded. Finally, the standard criteria for eligibility in the pension arrangements are in line with market levels.

(d) In addition, the Company makes contributions, including the related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of its Board of Management members. The related expenses are included in the figures for non-cash benefits.

Components with mid- and long-term incentives

Mid-Term Incentive Plan

Members of the Board of Management participate in the Deutsche Telekom AG Mid-Term Incentive Plan (MTIP) introduced in the 2004 financial year. (Please refer to the explanations regarding MTIP under Note 42). Messrs. Akhavan and Höttges participate in the 2005 and 2006 MTIPs based on their prior activities as members of the Board of Management of T-Mobile International AG.

The targets for the 2004 MTIP were not achieved according to the results determined by the General Committee of the Supervisory Board on February 6, 2007. Therefore, no incentive was awarded to the Board of Management from this tranche of the plan.

Compensation from the Mid-Term- Incentive Plans (€)
	2006 MTIP Maximum award amount	2006 MTIP Fair value as of Dec. 31, 2006[1]	2005 MTIP Maximum award amount	2005 MTIP Fair value as of Dec. 31, 2006[1]
Kai-Uwe Ricke[2]	0.00	0.00	0.00	0.00
René Obermann	504,000.00	20,969.11	450,000.00	3,925.97
Dr. Karl-Gerhard Eick	596,250.00	24,807.20	562,500.00	4,907.46
Hamid Akhavan	300,000.00	12,481.61	240,000.00	2,093.85
Timotheus Höttges	240,000.00	9,985.29	195,000.00	1,701.25
Dr. Heinz Klinkhammer[2]	0.00	0.00	300,000.00	2,617.31
Lothar Pauly	450,000.00	18,722.41	337,500.00	2,944.48
Walter Raizner	390,625.00	16,252.10	562,500.00	4,907.46

	2,480,875.00	103,217.72	2,647,500.00	23,097.78

1	Fair value calculated using the so-called Monte Carlo model.
2	There are no MTIP entitlements for Mr. Ricke for 2005 and 2006 and for Dr. Klinkhammer for 2006.

2001 Stock Option Plan

The Company’s 2001 stock option plan was terminated by resolution of the shareholders’ meeting of May 18, 2004. As of the 2002 financial year, no more stock options were issued for members of the respective group Boards of Management.

Dr. Eick, Dr. Klinkhammer and Mr. Ricke participated in the 2001 tranche. The stock options issued for the 2000 financial year from the previous 2000 Stock Option Plan forfeited as of July 20, 2005 without replacement due to expiry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Dr. Eick, Dr. Klinkhammer and Mr. Ricke participated only in the 2001 tranche. Mr. Akhavan, Mr. Höttges and Mr. Obermann continue to participate in the 2002 tranche of the 2001 stock option plan based on their prior activities for T-Mobile. In addition, Mr. Obermann also participates in the 2001 tranche.

The stock options that have been granted can be exercised under the terms of the stock option plans. However, no options have yet been exercised.

Incentive-based compensation from stock option plans
	Number of options SOP 2001 tranche 2001	Value per share of options on issue (2001) (€)	Number of options SOP 2001 tranche 2002	Value per share of options on issue (2002) (€)
Kai-Uwe Ricke[1]	0	0.00	0	0.00
René Obermann	48,195	4.87	28,830	3.79
Dr. Karl-Gerhard Eick	163,891	4.87	0	0.00
Hamid Akhavan	0	0.00	19,840	3.79
Timotheus Höttges	0	0.00	17,050	3.79
Dr. Heinz Klinkhammer	163,891	4.87	0	0.00
Lothar Pauly	0	0.00	0	0.00
Walter Raizner	0	0.00	0	0.00

	375,977	4.87	65,720	3.79

1	Mr. Ricke no longer has any entitlement.

Please also refer to the explanations regarding stock option plans under Note 42.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Board of Management compensation for the 2006 financial year

In reliance on legal requirements and other guidelines, a total of EUR 15,328,555.72 is reported in the following table as compensation for the 2006 financial year for the current and former members who left the Board of Management in 2006. This amount comprises the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for the 2006 financial year, the fair value of the 2006 MTIP as of the balance sheet date of December 31, 2006 and the 2006 pension expense. The addition to company pensions is recorded under personnel costs (referred to as “service costs—SCOs”).

Total remuneration and expense in 2006 (€)
	Fixed annual 2006 salary	Other compensation in 2006	Variable 2006 remuneration	Total	2006 MTIP (fair value as of December 31, 2006)	2006 pension expense (SCOs)
Kai-Uwe Ricke (until Nov. 12, 2006)	1,083,333.37	41,589.71	1,298,630.14	2,423,553.22	0.00	662,447.00
René Obermann	894,666.66	28,730.71	805,537.00	1,728,934.37	20,969.11	378,979.00
Dr. Karl-Gerhard Eick	993,750.00	88,962.04	894,375.00	1,977,087.04	24,807.20	747,257.00
Hamid Akhavan (from Dec. 5, 2006)	58,064.52	27,566.84	53,260.27	138,891.63	12,481.61	15,671.23	¹
Timotheus Höttges (from Dec. 5, 2006)	54,435.48	949.44	49,931.51	105,316.43	9,985.29	28,315.00 ²
Dr. Heinz Klinkhammer	840,000.00	67,350.47	840,000.00	1,747,350.47	0.00	908,955.00
Lothar Pauly	750,000.00	77,131.26	600,000.00	1,427,131.26	18,722.41	283,286.00
Walter Raizner (until Dec. 4, 2006)	869,455.65	135,670.02	868,150.68	1,873,276.35	16,252.10	778,887.00

	5,543,705.68	467,950.49	5,409,884.60	11,421,540.77	103,217.72	3,803,797.23

1	The amount indicated for Mr. Akhavan is based on a pro rata calculation from December 5, 2006 for the aforementioned lump-sum annual compensation payment (pension substitute).
2	Due to his brief membership of the Board of Management, no service costs are reported for Mr. Höttges. For informational purposes, the PBO/DBO expense is stated for the period from December 5, 2006.

No member of the Board of Management received benefits or corresponding commitments from a third party for his activity as a Board of Management member during the past financial year.

Former members of the Board of Management

A total of EUR 11,852,133.15 was recorded for payments to and additions to provisions for former members of the Board of Management and their surviving dependents. Due to the departure of members of the Board of Management, there were also one-time special effects related to the calculation of pension provisions in the amount of EUR 4,257,493.00—DBO/PBO—under IAS 19/FAS 87.

The provisions set up for current pensions and vested rights to pensions for this group of persons and their surviving dependents amounted to EUR 89,309,072.00 depending on the respectively applicable accounting principles and regulations—DBO/PBO—under IAS 19/FAS 87.

Several former Board of Management members are entitled to a civil servant pension from the civil service pension fund (BPS PT). In the 2006 financial year, there was no expense incurred in this regard. The present value of the estimated pensions of these Board of Management members amounts to EUR 4,295,871.00 (DBO/PBO) as of December 31, 2006 (indirect pension obligations).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other

The Company has not extended any loans to current or former Board of Management members.

Compensation of the Supervisory Board

The compensation received by the members of the Supervisory Board is specified under § 13 of the Articles of Incorporation of Deutsche Telekom AG. The members of the Supervisory Board receive fixed annual remuneration of EUR 20,000.00 plus variable, performance-related remuneration with short-term and long-term components, depending on the development of net profit per share.

The short-term performance-related remuneration amounts to EUR 300.00 per full EUR 0.01 by which the net profit per no par value share exceeds EUR 0.50 in the financial year for which the remuneration is being paid.

The long-term performance-related remuneration amounts to EUR 300.00 for every 4.0 percent by which the net profit per no par value share in the second financial year following the financial year in question (reference year) exceeds the net profit per no par value share in the financial year preceding the financial year in question. The long-term performance-related remuneration is limited, however, to the amount of the long-term performance-related remuneration for the financial year preceding the financial year in question, insofar as the net revenue in the reference year does not exceed the net revenue in the financial year preceding the financial year in question.

Short-term and long-term performance-related remuneration are each limited to a maximum of EUR 20,000.00.

Moreover, the short-term performance-related remuneration may not exceed a total of 0.02 percent of the Company’s unappropriated net income reported in the approved annual financial statements of the financial year in question, reduced by an amount of 4.0 percent of the contributions made on the lowest issue price of the shares at the end of the financial year.

The chairperson of the Supervisory Board receives double, and the Deputy chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership of a Supervisory Board committee (with the exception of the Mediation Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

The total remuneration of the members of the Supervisory Board in 2006 amounted to EUR 952,387.10 (plus VAT). In addition, members became entitled to long-term remuneration of EUR 121,176.00 in the 2004 financial year which will be paid out after the 2007 shareholders’ meeting.

The long-term remuneration earmarked in the 2004 financial year will be paid out after the 2007 shareholders’ meeting. A provision of EUR 645,624.00 had been recognized for this purpose. Provided performance targets are met, a total amount of EUR 121,176.00 (plus VAT) will be paid out.

No loans were granted to the members of the Supervisory Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The compensation of the individual members of the Supervisory Board for 2006 is as follows:

Member of the Supervisory Board	Fixed remuneration plus attendance fee	Short-term variable	Total (net)	Imputed long-term remuneration entitlement[1]
	(€)
Brandl, Monika	21,000.00	6,900.00	27,900.00	0.00
Dr. Döpfner, Mathias[2]	10,000.00	3,450.00	13,450.00	0.00
Falbisoner, Josef	21,000.00	6,900.00	27,900.00	0.00
Dr. von Grünberg, Hubertus	41,400.00	13,248.00	54,648.00	0.00
Guffey, Lawrence H.[3]	19,516.67	6,319.25	25,835.92	0.00
Halsch, Volker[4]	4,166.68	1,437.50	5,604.18	0.00
Hocker, Ulrich[5]	5,400.00	1,725.00	7,125.00	0.00
Holzwarth, Lothar[6]	20,800.00	6,900.00	27,700.00	0.00
Dr. Hundt, Dieter[7]	12,900.00	4,312.50	17,212.50	0.00
Litzenberger, Waltraud	21,000.00	6,900.00	27,900.00	0.00
Löffler, Michael	21,000.00	6,900.00	27,900.00	0.00
Matthäus-Maier, Ingrid[8]	13,733.33	4,600.00	18,333.33	0.00
Dr. Mirow, Thomas[9]	33,200.00	10,074.00	43,274.00	0.00
Reich, Hans W.[10]	8,733.33	2,875.00	11,608.33	0.00
Prof. Dr. Reitzle, Wolfgang	20,800.00	6,900.00	27,700.00	0.00
Prof. Dr. von Schimmelmann, Wulf[11]	13,933.33	4,600.00	18,533.33	0.00
Dr. Schinzler, Hans-Jürgen[12]	8,733.33	2,875.00	11,608.33	0.00
Dr. Schlede, Klaus G.	63,200.00	20,700.00	83,900.00	0.00
Schmitt, Wolfgang	43,200.00	13,800.00	57,000.00	0.00
Schröder, Lothar[13]	44,433.35	14,087.50	58,520.85	0.00
Sommer, Michael	20,800.00	6,900.00	27,700.00	0.00
Steinke, Ursula	21,000.00	6,900.00	27,900.00	0.00
Prof. Dr. Stolte, Dieter[14]	8,733.33	2,875.00	11,608.33	0.00
Treml, Franz[15]	37,200.00	12,075.00	49,275.00	0.00
Walter, Bernhard	43,400.00	13,800.00	57,200.00	0.00
Wegner, Wilhelm	65,600.00	20,700.00	86,300.00	0.00
Dr. Zumwinkel, Klaus	74,600.00	24,150.00	98,750.00	0.00

	719,483.35	232,903.75	952,387.10	0.00

1	In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2008 would equal that in 2006. Based on this assumption, members were not entitled to long-term variable remuneration for the period 2005 to 2008, so the provision was set at EUR 0.00.
2	Member from May 3, 2006 until October 13, 2006.
3	Member since June 1, 2006.
4	Member until January 16, 2006.
5	Member since October 14, 2006.
6	Mr. Holzwarth received compensation of EUR 3,466.67 from T-Systems Business Services, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2006 financial year for a mandate as member of the supervisory board of this company.
7	Member until May 3, 2006.
8	Member since May 3, 2006.
9	Member since January 17, 2006.
10	Member until May 3, 2006.
11	Member since May 3, 2006.
12	Member until May 31, 2006.
13	Member since June 22, 2006. Mr. Schröder received compensation of EUR 17,000 from T-Mobile Deutschland GmbH, Bonn, and EUR 10,600 from T-Mobile International AG, Bonn, both wholly-owned subsidiaries of Deutsche Telekom AG, for the 2006 financial year for a mandate as member of the supervisory boards of both these companies.
14	Member until May 3, 2006.
15	Member until June 21, 2006. Mr. Treml received compensation of EUR 3,068 from DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2006 financial year for a mandate as a member of the supervisory board of this company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(46)	Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG’s website.

The merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006. T-Online International AG, which was included in the consolidated financial statements until June 6, 2006, submitted the mandatory declaration of conformity pursuant to § 161 AktG and made it available to its shareholders.

(47)	Events after the balance sheet date

Further sites of Vivento Customer Services GmbH sold.

Vivento Customer Services GmbH sold two more sites—Suhl and Cottbus—with around 480 employees to the walter TeleMedien Group on January 26, 2007. The transfer of operations is scheduled for April 1, 2007. This transfer of operations is accompanied by a contract commitment and therefore safeguards the jobs of the staff concerned until the end of 2012.

PTC: Deutsche Telekom’s legal position unchanged.

On January 18, 2007, the Polish Supreme Court overturned two rulings by courts of lower instance which had acknowledged the validity of the verdict of the Vienna arbitrational court of November 2004 in Poland. The case was sent back to the first instance to be heard anew. This decision was solely the result of a procedural error by the court of first instance and, in relation to the case itself, affects neither the content nor the validity of the Vienna arbitrational verdict of November 2004. Furthermore, with this decision, the Polish Supreme Court has not ruled in favor of the Vivendi’s claimed ownership of the disputed 48-percent stake in PTC. Deutsche Telekom’s legal position concerning the ownership of the stake in PTC thus remains unchanged.

(48)	Auditors’ fees and services in accordance with § 314 HGB.

The following table provides a breakdown of auditing fees recognized as expenses in the 2006 financial year:

PricewaterhouseCoopers Aktiengesellschaft

2006
(millions of €)
Professional fees for audits	14.3
Professional fees for other accounting services	10.3
Tax consulting fees	0.2
Other professional fees	4.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Ernst & Young AG

2006
(millions of €)
Professional fees for audits	13.8
Professional fees for other accounting services	9.6
Tax consulting fees	0.3
Other professional fees	0.3

Professional fees for audits include in particular fees for the statutory auditing of annual and consolidated financial statements as well as fees for other auditing services provided, in particular in connection with the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act.

Professional fees for other accounting services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of internal controls over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act.

Tax consulting fees primarily include professional fees for tax consulting services performed as part of current or planned transactions.

Other professional fees mainly relate to consulting fees for specific projects.

(49)	Other contingent obligations

Deutsche Telekom is party to several proceedings both in and out of court with government agencies, competitors, and other parties. The Company has assessed the probability of losses arising from the contingencies described below, on a case by case basis, and recorded accruals when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the obligation.

On October 31, 2005 the satellite operator Eutelsat sued Deutsche Telekom AG, T-Systems Business Services GmbH and SES Societé Européenne de Satellite S.A for compensation amounting to approximately EUR 141.5 million. The plaintiff is basing its claim on an alleged breach of contractual duty. The action is pending before the Commercial Court in Paris.

Deutsche Telekom intends to defend itself and/or pursue its claims resolutely in each of the court, conciliatory, and arbitration proceedings.

(50)	Reconciliation of IFRS to U.S. GAAP

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with IFRS, which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP).

Application of U.S. GAAP would have affected net profit and earnings per share for each of the years ended December 31, 2006, 2005 and 2004 and shareholders' equity as of December 31, 2006 and 2005 to the extent described below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of net profit from IFRS to U.S. GAAP:

		For the years ended December 31,
		2006	2005[1]	2004[1]
		(millions of €)
Net profit as reported in the consolidated financial statements under IFRS		3,165	5,589	1,594
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	(148)	(303)	907
Mobile communication licenses	(b)	(249)	(237)	1,507
Fixed assets	(c)	(364)	(279)	(420)
Pension and similar obligations	(d)	(60)	(33)	(128)
Financial instruments	(e)	(65)	(507)	(191)
Equity investments	(f)	96	(63)	(207)
Accruals and other differences	(g)	1,112	1,057	(355)
Income taxes	(h)	(270)	110	(472)
Minority interest in U.S. GAAP reconciling adjustments	(i)	2	(9)	79

Net profit in accordance with U.S. GAAP		3,219	5,325	2,314

1	Amounts are adjusted due to change in accounting policy relating to IAS 19.93A (see Note 29).

Earnings per share in accordance with U.S. GAAP:

	For the years ended December 31,
	2006	2005	2004
	(millions of €)
Net profit (millions of €)
Net profit—basic	3,219	5,325	2,314
Net profit—diluted	3,225	5,469	2,314
Weighted average shares outstanding (in millions)
Weighted average shares outstanding IFRS—basic	4,353	4,335	4,323
Adjustment [1,2]	(68)	(163)	(156)

Weighted average shares outstanding U.S. GAAP—basic	4,285	4,172	4,167
Dilutive effect of options	1	3	5
Dilutive effect of bonds	67	163	—

Weighted average shares outstanding U.S. GAAP—diluted	4,353	4,338	4,172

Earnings per share (in €)
Basic earnings per share/ADS under U.S. GAAP	0.75	1.28	0.56

Diluted earnings per share/ADS under U.S. GAAP	0.74	1.26	0.55

1	Under IFRS the shares to be issued in connection with the mandatory convertible bond are required to be considered in the weighted average shares outstanding calculation for basic earnings per share until June 1, 2006, the date of conversion. Under U.S. GAAP, prior to the conversion the shares were not considered in the weighted average shares outstanding calculation for basic earnings per share.
2	For the year ended December 31, 2004 the shares issued upon conversion of the outstanding mandatory convertible bonds are excluded from the computation of diluted earnings per share because they are antidilutive.

On April 26, 2005, the shareholders’ meeting resolved to pay a dividend of EUR 0.62 per no par value share carrying dividend rights. This corresponds to a total dividend payment of EUR 2,586 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of shareholders’ equity from IFRS to U.S. GAAP:

		As of December 31,
		2006	2005[1]
		(millions of €)
Shareholders’ equity as reported in the consolidated financial statements under IFRS		49,670	48,599
Less minority interests under IFRS	(i)	(3,100)	(3,511)

Shareholders’ equity under IFRS without minority interest		46,570	45,088
U.S. GAAP reconciling adjustments
Goodwill and other purchase price allocation differences	(a)	5,349	6,335
Mobile communication licenses	(b)	(2,660)	(3,165)
Fixed assets	(c)	2,668	3,039
Pension and similar obligations	(d)	144	196
Financial instruments	(e)	34	25
Equity investments	(f)	8	(53)
Accruals and other differences	(g)	1,483	316
Income taxes	(h)	(747)	(116)
Minority interest in U.S. GAAP reconciling adjustments	(i)	(102)	(163)

Shareholders' equity in accordance with U.S. GAAP		52,747	51,502

1	Amounts are adjusted due to change in accounting policy relating to IAS 19.93A (see Note 29).

(a) Goodwill and Other Purchase Price Allocation Differences

The principle differences arising from business combinations are summarized in the following table.

	Differences in net profit			Differences in shareholders’ equity
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	(millions of €)
Purchase business combinations	(148)	(358)	(404)	1,506	2,174
Goodwill impairments	—	55	1,311	2,758	3,076
Dilution gains	—	—	—	1,085	1,085

	(148)	(303)	907	5,349	6,335

Total goodwill in accordance with U.S. GAAP was EUR 25,533 million and EUR 23,384 million as of December 31, 2006 and 2005, respectively.

Purchase Business Combinations

Purchase price differences between IFRS and U.S. GAAP have been generated from business combinations consummated prior to January 1, 2003. As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected not to apply IFRS 3, Business Combinations to business combinations that occurred prior to the date of its transition to IFRS (January 1, 2003). As a result, the opening consolidated balance sheet under IFRS generally reflects the assets and liabilities acquired from prior business combinations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

as they were recognized under German GAAP. The differences between German GAAP and U.S. GAAP are due to differences in the valuation of shares and stock options issued (including subsidiary shares issued in a business combination), treatment of transaction costs as part of the purchase consideration, valuation of underlying assets and liabilities (including deferred taxes), dates used to calculate consideration paid as well as the date at which an acquisition is considered consummated.

The Company also capitalized certain intangible assets under U.S. GAAP in business combinations from periods prior to January 1, 2003 that were not separately accounted for under German GAAP and accordingly not in the IFRS opening balance sheet. Those intangible assets are amortized over their expected useful lives under U.S. GAAP.

For minority interests acquired in non-wholly-owned subsidiaries in transactions consummated after January 1, 2003, the purchase price consideration in excess of the carrying amount of the assets acquired is recorded as goodwill under IFRS. Under U.S. GAAP, the share in net assets constituting the minority interests acquired is recorded at fair value, with the purchase price amounts in excess of net assets at fair value recorded as goodwill.

In February 2005, the Company acquired an additional 16.2% of T-Online International AG (“T-Online”), a consolidated subsidiary, for EUR 1,795 million, resulting in goodwill in the amount of EUR 796 million under IFRS. For U.S. GAAP purposes, the purchase price allocation resulted in the recognition of goodwill of EUR 558 million, customer base of EUR 276 million, trade name of EUR 15 million, software of EUR 3 million and a deferred tax liability of EUR 114 million. The acquired intangible assets have a weighted-average useful life of approximately 7 years The customer base and trade name are being amortized over 7 years and software over 3 years. In June 2006, the Company issued 62.7 million of its shares to T-Online shareholders to acquire the remaining outstanding shares in that company. Under IFRS, the Company recorded the cost of the acquisition at the fair value of the shares issued measured at the date of the exchange. Under U.S. GAAP, the Company recorded the acquisition at the fair value of the shares issued measured at the date the terms of the acquisition were agreed to and announced. The difference in measurement dates resulted in a cost of acquisition of EUR 803 million under IFRS and EUR 998 million under U.S. GAAP. The difference in the carrying value of the minority interest acquired under IFRS and U.S. GAAP amounted to EUR 26 million. Under IFRS the Company recognized goodwill of EUR 201 million. For U.S. GAAP purposes the purchase price allocation resulted in the recognition of goodwill of EUR 288 million, customer base of EUR 113 million, trade name of EUR 17 million, software of EUR 3 million and a deferred tax liability of EUR 52 million. The acquired intangible assets have a weighted-average useful life of approximately 7 years. The customer base and trade name are being amortized over 7 years and software over 3 years. The initial purchase price allocation is preliminary and may change when completed in 2007.

On March 31, 2006, Deutsche Telekom acquired gedas Group for EUR 331 million. Under both IFRS and U.S. GAAP the Company recognized goodwill of EUR 238 million. The purchase price allocation resulted in the recognition of a customer base of EUR 44 million, trade names of EUR 10 million, an order backlog of EUR 21 million, licenses EUR 9 million, software of EUR 7 million and a deferred tax liability of EUR 32 million. Intangible assets are amortized on average over 8 years. The customer base is amortized over 12 years, trade names over 1 year, the order backlog over 5 years, licenses over 10 years and software over 5 years.

On April 28, 2006, Deutsche Telekom acquired tele.ring Group for EUR 1,305 million. For both IFRS and U.S. GAAP purposes the purchase price allocation resulted in the recognition of goodwill of EUR 659 million. The company recognized a customer base of EUR 297 million, licenses of EUR 113 million, trade names of EUR 43 million, software of EUR 9 million, other current and non-current assets of EUR 237 million, liabilities of EUR 118 million, a deferred tax liability of EUR 10 million and non-current assets held for sale (including associated liabilities) of EUR 75 million. Intangible assets are amortized on average over 4 years. The customer base is amortized over 4 years, trade name over 1 year, licenses over 13 years and software over 1 year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On October 26, 2006 Deutsche Telekom acquired an additional 48% of PTC bringing ownership percentage up to 97%. Prior to that acquisition the Company accounted for its 49% stake in PTC using the equity method under IFRS and U.S. GAAP (see Note (50)(f)). Accounting for a step acquisition under U.S. GAAP differs from IFRS. Under U.S. GAAP each exchange transaction is treated separately for the purpose of determining the cost of the acquisition and the amount of related goodwill of the combination. Under IFRS the assets acquired and liabilities assumed are measured at fair value at the date of the business combination, and existing goodwill is not remeasured. The adjustment to any previously held interests in the acquiree’s identifiable assets, liabilities and contingent liabilities is recorded as a revaluation surplus in equity. Under U.S. GAAP any previous interest in the assets acquired and liabilities assumed is not revalued. This results in the accumulation of assets at fair values calculated on different dates. The following table summarizes the total amounts assigned to assets acquired and liabilities assumed at October 26, 2006 under U.S. GAAP:

Amount
(millions of €)
Current assets	581
Assets held for sale	2
Goodwill	1,689
Intangible assets	1,318
Property, plant and equipment	672
Other noncurrent assets	32

Total assets acquired	4,294

Current liabilities	425
Noncurrent liabilities	461

Total liabilities assumed	886

Net assets acquired	3,408

For U.S. GAAP purposes, the acquired intangible assets have a weighted-average useful life of approximately 6 years. Of those intangible assets EUR 504 million was assigned to licenses (14 year useful life), EUR 64 million to software (3 year useful life), EUR 651 million to customer base (2 year useful life) and EUR 99 million to trade names (1 year useful life). Amortization expense relating to those assets and depreciation expense on property, plant and equipment was EUR 81 million higher under IFRS than U.S. GAAP for the period from the acquisition date to December 31, 2006.

Goodwill Impairments

Under both IFRS and U.S. GAAP, goodwill is not amortized but is subject to impairment tests annually and when indicators of impairment exist. As required by SFAS No. 142, Goodwill and other Intangible Assets, the Company evaluates goodwill using a two-step process under U.S. GAAP. In the first step, the fair value of each reporting unit is compared with the carrying value amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step is completed to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference if the carrying amount exceeds the implied fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

In the 2005 T-Mobile UK impairment test the fair value of the reporting unit was estimated considering, among other sources of information, valuation methodologies utilizing multiples and the price of the Telefonica S.A. offer dated October 31, 2005, to acquire O2 plc.

In 2004, the Company reassessed the medium and long term profitability expectations of its T-Mobile UK operations considering the ongoing strong competitiveness of the UK mobile market, the market position of T-Mobile UK and the effects of regulatory changes on call termination revenues. Accordingly, the Company reduced its customer base forecasts, and forecasts of revenue and earnings. For the Slovak Telekom reporting unit competitive pressure had lead to a continuing decrease in revenue, number of access channels, and market share in the traditional fixed-line market segment. Sales and earnings forecast were adjusted to reflect that trend in future years. The fair value of the reporting unit was estimated using the expected discounted cash flows and actual purchase price of the remaining shares of Eurotel. The impairments recognized in 2004 relating to the Slovak Telekom and 2003 relating to the Magyar Telekom were conducted using the reporting unit structure in effect at that time. In connection with changes in its segment and reporting unit structure, effective January 1, 2005, Deutsche Telekom reassigned goodwill to the new reporting units using a relative fair value approach.

Dilution Gains

In 2000, T-Online issued shares in business combinations. As a result of the transactions, the Company’s ownership interest in T-Online was reduced, resulting in a “dilution gain” under U.S. GAAP. Under German GAAP the Company did not recognize the dilution gains when cash proceeds were not received. As a result, goodwill under U.S. GAAP was EUR 1,085 million higher than the German GAAP goodwill recognized in the IFRS opening balance sheet.

(b) Mobile Communication Licenses

The carrying value of mobile communication licenses in accordance with U.S. GAAP was EUR 29,579 million and EUR 28,807 million, as of December 31, 2006 and 2005, respectively. The accumulated amortization was EUR 11,210 million and EUR 10,707 million as of December 31, 2006 and 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company recorded the historical cost of its mobile communication licenses in the opening balance sheet upon adoption of IFRS. The impairment of EUR 9,923 million recognized on the FCC licenses at T-Mobile USA in 2002 for U.S. GAAP purposes was not recorded in the opening balance under IFRS. All cash-generating units were tested for impairment as of January 1, 2003 under IFRS and the resulting impairment charge relating to T-Mobile USA was recorded entirely against goodwill. Under both IFRS and U.S. GAAP the FCC licenses in the USA are treated as indefinite-lived assets and are not amortized but are tested for impairment annually and when indicators of impairment exist.

Under IFRS, the Company has elected to expense finance charges on debt related to construction period capital expenditures, including the costs to acquire mobile licenses. Under U.S. GAAP, finance charges on qualifying capital expenditures are capitalized during the period the mobile network is being constructed, and are subsequently amortized over the expected period of use. This difference has resulted in deferrals of interest expense and higher carrying bases for the mobile network fixed assets under U.S. GAAP. Capitalized interest on mobile communication licenses amounted to EUR 3,741 million and to EUR 3,995 million net of accumulated amortization as of December 31, 2006 and 2005, respectively. The Company capitalized finance charges relating to mobile communication licenses in the amount of EUR 3 million, EUR 3 million and EUR 410 million in 2006, 2005 and 2004, respectively. During 2003 and 2004, certain of the Company’s mobile networks in different countries were placed in use, and amortization commenced for those previously capitalized costs. The Company recorded amortization of finance charges capitalized on mobile communication licenses amounting to EUR 259 million, EUR 256 million and EUR 153 million in 2006, 2005 and 2004 respectively.

In 2006, 2005 and 2004, the Company recorded impairment charges of EUR 10 million, EUR 19 million and EUR 1,250 million, respectively under IFRS for certain U.S. mobile communications licenses in connection with the dissolution of the investment in GSM Facilities, the joint venture with Cingular Wireless. Under U.S. GAAP, the Company recorded an accrual, included in “Accruals and Other Differences” for the expected losses resulting from the dissolution of the joint venture (see Note (50) (g)).

(c) Fixed Assets

The following table summarized the principle IFRS/U.S. GAAP differences in fixed assets.

	Differences in net profit			Differences in Shareholders’ equity
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	(millions of €)
Use of deemed cost in the IFRS opening balance sheet	(142)	(252)	(238)	2,108	2,250
Construction period interest	(96)	(86)	(102)	436	539
Construction period rental costs	(1)	43	22	138	140
Leasing	(127)	(12)	(124)	(70)	57
Asset retirement obligations	3	43	22	54	49
Other	(1)	(15)	0	2	4

	(364)	(279)	(420)	2,668	3,039

The Company has reflected certain fixed assets in its opening IFRS balance sheet using estimated fair values as deemed cost in accordance with IFRS 1. Because these amounts generally are lower than the depreciated historical cost used for U.S. GAAP, scheduled depreciation for U.S. GAAP is generally higher than the comparable depreciation recorded for IFRS. Upon disposal of those assets, losses are generally higher and gains generally lower under U.S. GAAP. In addition, where assets are held for disposal or are abandoned and subsequently tested for impairment, impairment losses are generally higher under U.S. GAAP than under IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Under IFRS, the Company expenses construction period rental costs and has elected to expense finance charges on debt related to construction period capital expenditures. Under U.S. GAAP, finance charges on qualifying capital expenditures during the construction period are capitalized, and subsequently depreciated or amortized over the useful life of the assets. The Company adopted EITF 05-3 (“EITF 05-3”), Accounting for Rental Costs Incurred during the Construction Period with effect from January 1, 2006 and no longer capitalizes rental costs incurred during the construction period. For periods prior to the adoption of EITF 05-3 the Company capitalized rental costs during the construction period and continues to amortize those costs over the depreciable life of the assets.

The Company has entered into a series of sale-and-leaseback transactions with respect to certain real estate holdings. These leasebacks either qualify as off-balance sheet operating leases or on-balance sheet finance leases under IFRS. However, certain of these transactions have been accounted for as financings under U.S. GAAP, due to continuing involvement in the property. This has resulted in interest expense and the continuation of depreciation expense under U.S. GAAP, and gains (losses) on sales of real estate and rent expense (for operating leases) or interest expense and amortization expense (for finance leases) under IFRS. In addition under IFRS, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. Under U.S. GAAP, if the fair value of the land is less than 25% of the total fair value of the leased property at the inception of the lease the land and the building are considered as a single unit for purposes of lease classification. In 2006 the Company sold land to a developer and entered into a contract to leaseback the land and a building that is to be constructed. Under IFRS the Company recognized a gain on the sale of the land. The Company has determined that due to its involvement in the construction it is the owner of the project for U.S. GAAP purposes, and accordingly, it has recorded the costs of the construction project on its balance sheet. The gain on the sale of the land has been deferred and will be recognized over the term of the lease.

The Company capitalizes asset retirement costs and records a liability for the present value of the obligation at the inception of the retirement obligation under both IFRS and U.S. GAAP. Under IFRS, adjustments are made to the asset retirement obligation and related cost amounts to reflect changes in discount rates. These adjustments result in differences between IFRS and U.S. GAAP in subsequent accretion expense of the retirement obligations and depreciation expense of the asset retirement costs.

The net book value of fixed assets in accordance with U.S. GAAP was EUR 49,581 million and EUR 51,382 million, as of December 31, 2006 and 2005, respectively. The accumulated depreciation was EUR 75,102 million and EUR 70,607 million as of December 31, 2006 and 2005, respectively. The net profit and shareholders’ equity differences in the table above exclude fixed assets differences arising from business combinations (included in Goodwill and Other Purchase Price Allocation Differences) and differences relating to assets where the Company is the lessor through leases embedded in service contracts (included in Accruals and Other Differences).

The shareholders’ equity differences in the table include differences in liabilities relating to leases and asset retirement obligations that are principally noncurrent. Leasing liabilities under U.S. GAAP, were higher than those for IFRS by EUR 848 million and EUR 716 million as of December 31, 2006 and 2005, respectively. Liabilities recorded for asset retirement obligations under U.S. GAAP were lower than those recorded for IFRS by EUR 75 million and EUR 109 million as of December 31, 2006 and 2005, respectively.

(d) Pensions and similar obligations

The Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) as of December 31, 2006. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in balance sheet and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Those changes, which consist of actuarial gains and losses and the effects of plan amendments, are recorded as adjustments in other comprehensive income. SFAS No. 158 did not change the measurement of net periodic benefit cost included in net income. Actuarial gains and losses and the effect of plan amendments initially recorded in other comprehensive income are reclassified into net periodic pension cost in accordance with the guidance on amortization in SFAS No. 87 “Employers’ Accounting for Pensions”. The following table summarizes the effects of adopting SFAS No. 158 as of December 31, 2006.

	Before adoption of SFAS No. 158	Effect of adopting SFAS No. 158	After adoption of SFAS No. 158
	(millions of €)
Provisions for pensions and other employee benefits	4,466	1,557	6,023
Additional minimum liability	1,394	(1,394)	—

	5,860	163	6,023
Shareholder’s equity[1]	52,866	(119)	52,747

1	The effect of adopting SFAS No. 158 is net of deferred income taxes of EUR 44 million.

The following table shows the current and non-current components of the pension liability as of December 31, 2006.

Amount
(millions of €)
Current pension liability	217
Non-current pension liability	5,806

Total	6,023

Accumulated other comprehensive income is comprised of the following components as of December 31, 2006:

Amount
(millions of €)
Net losses	1,656
Net prior service credit	(99)

Total	1,557

Prior to the adoption of SFAS No. 158 U.S. GAAP provided for delayed recognition in the asset or liability (prepaid pension cost or accrued unfunded pension cost) of certain changes in the present value of the pension obligation and in the fair value of related plan assets. As of December 31, 2005, there was an unrealized net actuarial loss of EUR 2,165 million and an unrecognized prior service credit of EUR 90 millions. Under U.S. GAAP the Company had recorded an additional minimum liability of EUR 1,879 million, at December 31, 2005. The recognition of the additional minimum liability, net of deferred income taxes, of EUR 729 million at December 31 2005, respectively, was reported as other comprehensive income in shareholders’ equity.

As allowed under IFRS 1, the Company initially recorded all unrecognized pension actuarial losses into the opening IFRS balance sheet as of January 1, 2003. With effect from December 31, 2006 the Company has elected to recognize actuarial gains and losses immediately outside of profit and loss. As a result of this change, which was implemented retrospectively, actuarial gains and losses are recognized immediately in the pension liability in the balance sheet through a direct entry to retained earnings (see Note 29).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Under IFRS, the past service cost resulting from plan amendments is required to be amortized over the remaining vesting period of the employees, whereas for U.S. GAAP the effect is amortized over the remaining life expectancy of inactive plan participants and over the remaining service period of active participants. In 2004, a plan amendment resulted in a reduction to the pension benefit obligation. Under IFRS, the benefits for the affected employees were fully vested and approximately EUR 100 million was recognized as a reduction to the net periodic pension cost, as compared with approximately EUR 7 million under U.S. GAAP in each of the three years ended December 31, 2006.

In connection with its voluntary early retirement (Altersteilzeit (“ATZ”)) programs the Company has made enhancements to certain retirement benefits and other post-employment benefits. These enhancements are recognized as termination benefits under IFRS and recorded as expense in full when the obligation arises as part of the defined benefit obligation. Under IFRS the amounts relating to such termination benefits are included in the provision for pension and other employee benefits. Under U.S. GAAP these enhancements to retirement benefits and other post-employment benefits are measured based on the employees who have accepted the offer and systematically recognized as expense and in the projected benefit obligation over the employees’ remaining service period.

The Company expects to recognize EUR 89 million of net loss and EUR 9 million of net prior service credit as components of net periodic pension cost under U.S. GAAP in, 2007. These amounts represent the expected reclassification adjustments in 2007 of amounts recorded in other comprehensive income as of December 31, 2006.

(e) Financial Instruments

The following table provides a breakdown of the differences between IFRS and U.S. GAAP net income and shareholders’ equity relating to financial instruments.

	Differences in net profit			Differences in shareholders’ equity
	For the years ended December 31,			As of December 31,
	2006	2005	2004	2006	2005
	(millions of €)
Interest step-up/step-down provisions	(19)	(350)	(92)	13	16
Mandatory convertible bond	30	(84)	(35)	0	(30)
Fair value hedges	(37)	(30)	(38)	0	37
Cash flow hedges	(34)	(31)	(30)	—	—
Embedded derivatives	2	(1)	0	21	3
Other	(7)	(11)	4	0	(1)

	(65)	(507)	(191)	34	25

Interest Step-Up/Step-Down Provisions

Certain bonds and other debt of the Company contain step-up provisions whereby the interest rates are increased or decreased when the Company’s credit rating is upgraded above or downgraded below certain levels. Under IFRS, when the Company changes its estimated interest payments as a result of a step-up or step-down in interest rates, it adjusts the carrying value of the debt to reflect the impact of the revised cash flows. The adjustment is recognized as income or expense in the statement of income. Under U.S. GAAP the effect of the step-up or step-down in interest rates is accounted for prospectively through a change in the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Mandatory Convertible Bond

In 2003, the Company issued a mandatory convertible bond. Under IFRS the components of the mandatory convertible bond were bifurcated into a debt component and an equity component, resulting in a negative value being ascribed to the equity component and a higher value (premium) to the debt component. This premium was amortized as an adjustment (decrease) to interest expense over the term of the bond. Under U.S. GAAP, no value was ascribed to the equity component, with the entire proceeds received recorded as a liability. The conversion date was June 1, 2006. Therefore, no U.S. GAAP difference in shareholders’ equity exists as of December 31, 2006, although the net profit results reflects differences for the period from the beginning of the year until conversion. In 2005, the dividend paid on the Company’s common shares resulted in a conditional obligation to pay a special dilution payment to the holders of the mandatory convertible bonds at conversion. The dilution payment was payable if the bondholder converted the bonds voluntarily prior to the maturity date or if the bondholder converted the bond at the maturity date and the arithmetic average price of the Company’s shares on the 20 consecutive trading days ending on the third trading day preceding June 1, 2006 was greater than the adjusted conversion price or less than adjusted initial share price. Under U.S. GAAP the conditional payment represented an embedded derivative and the Company recorded the estimated fair value of the liability of EUR 45 million at December 31, 2005. For IFRS, the conditional payment would have been recognized as a reduction to the outstanding bond liability when paid thereby affecting the amount of shareholders’ equity recognized upon conversion of the bond.

Fair Value Hedges

The Company has designated certain derivatives as fair value hedges under IFRS that do not qualify for hedge accounting under U.S. GAAP, and certain designated derivatives as fair value hedges for U.S. GAAP purposes in 2003 were not designated as fair value hedges upon adoption of IFRS. In addition, where certain derivatives are designated as fair value hedges for both IFRS and U.S. GAAP, differences in the measurement and determination of hedge ineffectiveness result in differences in shareholders’ equity and net income.

For the years ended December 31, 2006 and 2005, Deutsche Telekom recognized under U.S. GAAP no effect in earnings due to hedge ineffectiveness of its fair value hedge exposures to interest rate risk. All components of the interest rate swap gain or loss were included in the assessment of the hedge effectiveness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash Flow Hedges

In general, there are no significant differences in the Company’s designation and accounting for cash flow hedges under IFRS and U.S. GAAP. The existing income statement differences result from the reclassifications of U.S. GAAP hedging losses, previously recorded in other comprehensive income into earnings for forecasted transactions as shown in the following table and described in more detail below. For IFRS purposes, the related derivatives were not designated as cash flow hedges upon adoption of IFRS with the result that all changes in fair value subsequent to the adoption of IFRS have been recognized in earnings.

	Loss in other comprehensive income relating to cash flow hedges
	Pre-tax	Deferred income tax	Net
	(millions of €)
Balance, January 1, 2003	(175)	68	(107)
Net loss on cash flow hedge	(61)	24	(37)
Reclassification of loss on cash flow hedge into earnings	103	(40)	63

Balance, January 1, 2004	(133)	52	(81)
Reclassification of loss on cash flow hedge into earnings	30	(12)	18

Balance, December 31, 2004	(103)	40	(63)
Reclassification of loss on cash flow hedge into earnings	31	(12)	19

Balance, December 31, 2005	(72)	28	(44)
Reclassification of loss on cash flow hedge into earnings	34	(13)	21

Balance, December 31, 2006	(38)	15	(23)

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

During 2003, the Company adjusted from equity into earnings a EUR 63 million loss (after taxes of EUR 40 million). Of this loss EUR 59 million (after taxes of EUR 38 million) related to certain of its discontinued cash flow hedges for which Deutsche Telekom determined that it was probable that the hedged forecasted transactions would not occur by the end of the originally specified time period or within a reasonable period of time thereafter. These forecasted interest payments were originally hedged over the remaining term of the swap, such term being four years.

During 2006, 2005 and 2004, the Company adjusted amortized losses of EUR 21 million (after taxes of EUR 13 million), EUR 19 million (after taxes of EUR 12 million) and EUR 18 million (after taxes of EUR 12 million) from equity into earnings based on the effective yield method, which covers the remaining term of the swap, such term being one year.

Deutsche Telekom expects that approximately EUR 23 million (after taxes of EUR 15 million) of net losses deferred in equity relating to these interest rate swaps will be reclassified into earnings during the next twelve months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Embedded derivatives

The difference in shareholders’ equity and net profit results from different recognition criteria for embedded derivative instruments under IFRS and U.S. GAAP. Under both IFRS and U.S. GAAP an embedded derivative requiring payment denominated in the functional currency of any substantial party to the contract or in a currency that is routinely used for purchases and sales of that good or service in international commerce is not required to be separated from the host contract and accounted for separately. Additionally, under IFRS an embedded foreign-currency derivative is closely related to the host contract if the currency in which the price of the related goods or services is denominated is commonly used in contracts in the economic environment in which the transaction takes place. In contrast, under U.S. GAAP such embedded derivatives are required to be separated from the host contract and accounted for as derivative instruments.

(f) Equity Investments

The basic difference in equity investments between IFRS and U.S. GAAP pertain to the recording of the Company’s share of investee earnings and losses on the basis of IFRS and U.S. GAAP primarily related to the investments in PTC and Toll collect. The Company’s investment in PTC was accounted for using the equity method until end of October 2006 when Deutsche Telekom acquired a controlling interest. For the period from January 1, 2006 until the acquisition, Deutsche Telekom recognized EUR 3 million less income under the equity method for U.S. GAAP than for IFRS. The differences between IFRS and U.S. GAAP for periods subsequent to October 26, 2006 are described under Goodwill and Other Purchase Price Allocation Differences (see Note 50(a)).

Under IFRS, we account for investment in Toll Collect joint venture in accordance with IAS 31, Interests in joint ventures. As allowed by paragraph 38 of that standard we use the equity method to account for our interest in Toll Collect as described in IAS 28, Investments in Associates. In accordance with paragraph 30 of IAS 28 we provided, where appropriate, for our share of losses, after reducing our interest in Toll Collect to zero, as a liability due to the existence of the equity maintenance undertaking. However, when recognizing these losses, we have considered our obligations to fund future Toll Collect losses as an onerous contract and recorded provisions for our present obligations under the contracts. Under U.S. GAAP no such provision was recorded.

The summarized financial information of Toll Collect under U.S. GAAP is as follows:

	As of and for the years ended
	December 31, 2006	December 31, 2005
	(millions of €)
Current assets	502	467
Noncurrent assets	392	457
Current liabilities	416	1,675
Noncurrent liabilities	461	38
Shareholders' equity and partners' capital	17	(789)
Revenues	517	522
Gross profit	124	45
Net profit (loss)	21	(166)

Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH amounting to EUR 230 million. The Company and its joint venture partner, DaimlerChrysler Services have given an Equity Maintenance Undertaking to Toll Collect, which is an obligation to contribute, through August 31, 2015, (the termination date of the operating agreement or earlier if the operating agreement is terminated sooner) on a joint and several basis, funds necessary to maintain a minimum equity of 15% of total assets of Toll Collect GmbH. The Company is unable to accurately estimate its maximum exposure under the Equity Maintenance Undertaking, due to the several outstanding contingencies, as described below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the arbitration proceedings between the members of the Toll Collect consortium, the consortium itself, and the Federal Republic of Germany regarding disputes relating to the truck toll collection system, Deutsche Telekom received the Federal Republic's statement of claim on August 2, 2005. In the statement of claim, the Federal Republic maintains its claim to lost toll revenues of approximately EUR 3.51 billion plus interest, alleging that it was deceived as to the possible commencement of operations on September 1, 2003. The total of the asserted claims for contractual penalties was increased to approximately EUR 1.65 billion plus interest. The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment).

(g) Accruals and Other Differences

		Differences in net profit			Differences in shareholders’ equity
		For the years ended December 31,			As of December 31,
		2006	2005	2004	2006	2005
		(millions of €)
Dissolution of joint venture with Cingular Wireless	(1)	(10)	(19)	(638)	(648)	(710)
Accruals for voluntary early retirement (Altersteilzeit (“ATZ”))	(2)	186	17	(18)	359	173
Accruals for personnel restructuring	(3)	814	876	(16)	1,702	888
Servicing liability related to receivables sold	(4)	13	(11)	36	(30)	(43)
Provisions for lease terminations	(5)	0	0	(51)	0	0
Effect of discounting provisions	(6)	(1)	7	54	(13)	(12)
Revenue recognition	(7)	74	128	95	(22)	(96)
Adjustment to software development costs	(8)	0	0	95	0	0
Other		36	59	88	135	116

		1,112	1,057	(355)	1,483	316

(1) In 2004, the Company accrued expense of EUR 638 million under U.S. GAAP to reflect the expected future losses resulting from the dissolution of the Company's joint venture with Cingular Wireless. The Company adjusted the expected loss by EUR (10) million and EUR (19) million during the years ended December 31, 2006 and 2005, respectively. As part of the dissolution of the joint venture, the Company agreed to transfer certain spectrum license to Cingular Wireless in 2007. Under IFRS, the Company recorded the expected loss as an impairment of intangible assets (see Note (50)(b)). The spectrum licence assets are classified as assets held for sale and reported as current assets as of December 31, 2006.

(2) The Company offers voluntary early retirement (Altersteilzeit (“ATZ”)) programs to certain employees in Germany. Under IFRS, provisions for the bonus to be paid in accordance with the voluntary early retirement programs are recorded at their present value, based on the number of employees expected to accept the offer. Under U.S. GAAP, the costs of the bonuses are measured based on the employees that have accepted the offer, and systematically recognized over the employees' remaining service period.

(3) The Company has accrued certain personnel restructuring costs and costs for early retirements of civil servants for IFRS based on the number of employees expected to voluntarily accept the company's offer of termination. Under U.S. GAAP the costs are recognized when the employee accepts the termination offer.

(4) The Company has entered into agreements to sell, on a continual basis, certain eligible trade receivables to Special Purpose Entities (“SPEs”). Under IFRS these SPEs are consolidated in the Company's consolidated financial statements, whereas under U.S. GAAP the SPEs are considered Qualifying Special Purpose Entities (“QSPEs”) and are therefore not consolidated. As a result, the transferred receivables are removed from the balance sheet, with a gain or loss recognized on the sale for U.S. GAAP. The measurement of the gain or loss

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

depends on the carrying bases of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. Under these agreements, the Company retains without remuneration the servicing obligation relating to the sold receivables. Under U.S. GAAP the Company has recorded a liability of EUR 30 million and EUR 43 million at December 31, 2006 and 2005, respectively, for the future costs to be incurred relating to the sold receivables.

(5) Differences exist between IFRS and U.S. GAAP with respect to leased assets that no longer are used. Under IFRS the Company records a loss provision, measured at the present value of future rentals reduced by estimated sublease rentals when the expected economic benefits of using the property fall short of the unavoidable costs under the lease. Under U.S. GAAP the loss provision is recognized when the property has been vacated.

(6) Under IFRS provisions are recorded at their present value. Under U.S. GAAP, liabilities with maturities exceeding one year are recorded at their present value only when required by a specific accounting standard.

(7) Under IFRS and U.S. GAAP, the consideration received relating to a multiple-element arrangement is allocated to each deliverable based on its fair value relative to the fair value of the total arrangement. Under both IFRS and U.S. GAAP, certain activation and one-time fee elements, which are not part of a multiple element arrangement, are deferred and amortized over the expected duration of the customer relationship. With the prospective implementation of EITF 00-21 the revenue recognition policy and relative fair value allocation framework for multiple-element arrangements under U.S. GAAP are the same as those under IFRS for multiple-element arrangements entered into after December 31, 2003. For pre-2004 contracts, revenue component amounts for each deliverable of multiple-element arrangements were based on their stated nominal amounts under U.S. GAAP, with certain activation and one-time fee elements deferred and amortized over the expected duration of the customer relationship. Under IFRS and U.S. GAAP we defer incremental direct costs of customer acquisition, such as commissions to sales channels, for those sales for which we defer revenues. However, any costs in excess of the amount of deferred revenue are recognized immediately as expenses. The deferred costs are amortized over the expected customer relationship. With the prospective implementation of EITF 00-21 at the beginning of 2004 generally less revenues is deferred than in prior periods, especially with respect to multiple element arrangements. As a result more of the incremental costs are recognized immediately as expenses. Under IFRS and U.S. GAAP when an arrangement conveys the right to use property, plant or equipment that right shall be treated as a lease. As allowed under EITF 01-8, determining whether an arrangement contains a lease, the Company applied the guidance prospectively under U.S. GAAP to all arrangements agreed to, committed to or modified after December 31, 2003. Under IFRS the Company has applied the guidance included in IFRIC Interpretation 4, determining whether an arrangement contains a lease, to all arrangements.

(8) In 2004, the Company recorded an adjustment of approximately EUR 95 million to capitalize software development costs which related to earlier periods.

(h) Income Taxes

The differences relating to income taxes include the deferred tax effects relating to other valuation differences between IFRS and U.S. GAAP. Deferred taxes are recorded under U.S. GAAP for those valuation differences that meet the definition of a temporary difference. The expected reversal of the additional U.S. GAAP temporary differences is also considered in the measurement of the valuation allowance recorded on deferred tax assets for U.S. GAAP purposes. The valuation allowance related to certain net deferred tax assets was EUR 1,397 million, EUR 2,202 million, EUR 4,243 million and EUR 4,893 million at December 31, 2006, 2005, 2004 and 2003 respectively. The decreases in 2006 and 2005 related primarily to the reversal of previously recognized valuation allowances on deferred tax assets at T-Mobile USA. Based on an assessment of all available evidence,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deutsche Telekom determined as of December 31, 2005 that it had become more likely than not that EUR 2,176 million of the deferred tax assets at T-Mobile USA was realizable in the near term and accordingly reduced the valuation allowance by that amount Although T-Mobile USA became profitable in 2005 and expected to remain so in the future, the recognition of the deferred tax asset was limited to the amount realizable in the near term, taking into account a significant loss history, uncertainties regarding the demand for future products and services, and uncertainties surrounding the developments within the industry and competitive environment. Based on its assessment of all available evidence, Deutsche Telekom determined in the third quarter of 2006 that it had become more likely than not that EUR 1,090 million of the previously unrecognized deferred tax asset at T-Mobile USA relating primarily to federal income taxes was realizable and accordingly reduced the valuation allowance by that amount.

Stock compensation is deductible for income tax purposes in certain jurisdictions. Under both IFRS and U.S. GAAP the income tax effect relating to the windfall tax benefit (i.e., the tax deduction in excess of the cumulative book compensation expense recognized on the related stock options) is recorded in additional paid-in capital. During 2006 the Company recorded an increase to additional paid-in capital of EUR 51 million and EUR 8 million to recognize the effects of such income tax benefits under IFRS and U.S. GAAP, respectively. The difference in amounts recorded in additional paid-in capital relates to differences in cumulative book compensation expense recognized on those stock options and a prohibition under FAS 123(R) from recording the effect of windfall tax benefits until the deduction reduces incomes taxes payable.

Under German tax law 5% of gains on sales of investments as well as domestic and foreign dividends are included in taxable income. Under IFRS deferred tax liabilities have not been recorded for the future tax effects of such sales or dividends where the Company is able to control the timing of the distribution of earnings of subsidiaries and it is not probable that such distribution of earnings will occur in the future. For U.S. GAAP purposes, the Company has recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in domestic subsidiaries. The Company has also recorded a deferred tax liability for taxable temporary differences relating to the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries and equity investments where the excess is not essentially permanent in duration. That liability was EUR 212 million and EUR 101 million at December 31, 2006 and 2005, respectively.

(i) Minority Interest

Under IFRS, minority interest is classified as a component of Shareholders’ Equity. Under U.S. GAAP, minority interest is classified outside of Shareholders’ Equity. The differences relating to minority interest in net profit between IFRS and U.S. GAAP consist of reconciliation items affecting non-wholly-owned subsidiaries that are allocable to the minority interest holders.

(51)	Additional Information

(a) Intangible Assets

Deutsche Telekom’s U.S. GAAP carrying value of non-amortizable intangible assets other than goodwill, mainly comprised of FCC licenses, amounted to approximately EUR 11,010 million and EUR 9,725 million at December 31, 2006 and 2005, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Aggregate amortization expense for other identifiable intangible assets under U.S. GAAP for the current year and estimated amortization expense for the subsequent five years is as follows:

Amount
(millions of €)
Aggregate amortization expense for the year ended December 31, 2006	3,128
Estimated amortization expense:
For the years ending December 31, 2007	3,344
2008	2,491
2009	1,864
2010	1,535
2011	1,420

(b) Stock-Based Compensation

During the first half of 2006, Deutsche Telekom adopted the provisions of, and accounts for stock-based compensation in accordance with, the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 123—revised 2004 (“SFAS 123 (R)”), Share-Based Payment which replaced Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected to use the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS 123 (R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for the unvested portion from options grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures.

Deutsche Telekom used the Black-Scholes option pricing model to determine the fair values at the grant date of the options issued under its current stock option plans. The determination of the fair value of stock-based payment plans on the date of grant using an option-pricing model is affected by the share price as well as assumptions regarding a number of complex and subjective variables. These variables include the expected share price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends.

The Company estimated the expected term of options granted on the basis of the average of the vesting term, the contractual term of the option and expected employees’ exercise behavior. Expected stock volatility was estimated by using both historical stock volatility and implied volatility in market traded options as well as volatility data of industry benchmarks. The risk-free interest rate used in the option valuation model was based on yield returns of government bonds. The expected dividend yield in the option valuation model was based on historical data. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. The expected term of employee stock purchase plan shares is the average of the remaining purchase periods under each offering.

Following the adoption of SFAS 123(R) on January 1, 2006 the Company recognized EUR 0.8 million of stock-based compensation expense relating to its stock option plans in the financial year 2006. The related tax benefit was EUR 0.2 million. The adoption of SFAS 123(R) did not have an effect on reported earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2006, there was EUR 0.1 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted under the Deutsche Telekom’s stock option plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. Compensation cost of the non-vested stock options granted is expected to be recognized over 1.8 years on average.

Pro forma disclosures

The following table sets forth the pro forma amounts of net income and net income per share for the financial years ended December 31, 2005 and 2004 that would have resulted if Deutsche Telekom had accounted for its stock option plans under the fair value recognition provisions of SFAS 123. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant has been amortized to expense over the vesting period.

	For the year ended December 31,
	2005	2004
	(millions of €)
Net profit as reported	5,325	2,314
Add: Stock-based employee compensation expense included in reported net profit, net of related tax effects	2	11
Deduct: Stock-based employee compensation expense determined under fair value based accounting method, net of related tax effects	(6)	(23)

Pro forma net profit	5,321	2,302

Earnings per share (in €)
Basic earnings per share as reported	1.28	0.56
pro forma	1.28	0.55
Diluted earnings per share as reported	1.26	0.55
pro forma	1.26	0.55

Supplemental disclosures on the individual plans:

Deutsche Telekom AG

Stock options issued by Deutsche Telekom AG which were outstanding at December 31, 2006 as well as those which were exercisable had a remaining average contractual life of 4.9 years. The fair value of the liability relating to stock appreciation rights is immaterial. The aggregate intrinsic value of both options outstanding and options exercisable as of December 31, 2006 was zero. The total intrinsic value of options exercised during the period was less than EUR 1 million. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares. The market value as of December 31, 2006 was EUR 13.84 as reported by Xetra trading at the Frankfurt Stock Exchange.

The following table summarizes the underlying assumptions and the resulting fair values at the grant date:

Deutsche Telekom AG	2002	2001
Expected dividend yield	3.60%	3.25%
Expected stock volatility	60.0%	47.0%
Risk-free interest rate	4.28%	4.65%
Expected lives (in years)	4.4	5
Weighted average fair value per option granted during the year (in €)	3.79	4.87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

T-Online International AG

Stock options issued by T-Online International AG which were outstanding at December 31, 2006 as well as those which were exercisable had a remaining average contractual life of 5.0 years. The aggregate intrinsic value of both options outstanding and options exercisable as of December 31, 2006 was zero. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares.

The following table summarizes the underlying assumptions and the resulting fair values at the grant date:

T-Online International AG	2002	2001
Expected dividend yield	0%	0%
Expected stock volatility	71.8%	60.0%
Risk-free interest rate	4.333%	4.65%
Expected lives (in years)	5	5
Weighted average fair value per option granted during the year (in €)	4.06	3.72

T-Mobile USA

Stock options issued to employees of T-Mobile USA under this plan which were outstanding at December 31, 2006 had a remaining average contractual life of 4.0 years, those exercisable had a remaining average contractual life of 3.9 years. The fair value of options that vested during the reporting period amounted to USD 16 million. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was zero. The total intrinsic value of options exercised during the period was USD 11 million. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares. The market value as of December 31, 2006 was USD 18.20 as reported by the New York Stock Exchange.

The following table summarizes the underlying assumptions relating to the stock opions granted to T-Mobile USA and Powertel employees and the resulting fair values at the grant date:

T-Mobile USA, Inc.	2004	2003	2002	2001
Expected dividend yield	3.00%	2.93% to 3.07%	2.60% to 3.85%	3.25%
Expected stock volatility	55.0%	55.0%	60.0%	47.0%
Risk-free interest rate	3.50%	3.13% to 3.98%	4.11% to 5.15%	5.50% to 5.98%
Expected lives (in years)	6.1	6.3	7.1	7.5
Weighted average fair value per option granted during the year (in USD)	8.23	7.31	6.12	35.57

Magyar Telekom (formerly MATÁV) 2002 Stock Option Plan

Stock options issued to employees of Magyar Telekom which were outstanding at December 31, 2006 as well as those exercisable had a remaining average contractual life of 0.7 years. The fair value of options that vested during the reporting period amounted to HUF 64 million. The aggregate intrinsic value of both options outstanding and options exercisable as of December 31, 2006 was HUF 152 million. The total intrinsic value of options forfeited and options exercised during the period was HUF 169 million and HUF 250 million, respectively. The intrinsic value is calculated as the difference between the market value at exercise or reporting date and the exercise price of the shares. The market value as of December 31, 2006 was HUF 1,060 as reported by the Budapest Stock Exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the underlying assumptions relating to the stock options granted to Magyar Telekom employees and the resulting fair values at the grant date:

MATÁV	2002
Expected dividend yield	1.53%
Expected stock volatility	40%
Risk-free interest rate	8.31%
Expected lives (in years)	1-3
Weighted average fair value per option granted during the year (in HUF)	284

(c) Asset-Backed Securitizations

The Company entered into agreements to sell, on a continual basis, certain eligible trade accounts receivable of its T-Com, T-Online, T-Mobile and T-Systems divisions to Qualifying Special Purpose Entities (“QSPEs”). Under U.S. GAAP, in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the gain or loss on sale of receivables depends in part on the carrying amount of the transferred receivables, allocated between the receivables sold and the interests and obligations retained, based on their relative fair values as of the date of transfer. The retained interests represent future rights to residual cash balances retained by the QSPE, to be released if collection performance exceeds certain credit loss and performance thresholds. Retained interests are recorded at fair value based upon historical performance. At the time the receivables are sold, the balances are removed from the consolidated balance sheets. Costs associated with the sale of receivables, primarily related to the discount, loss on sale and other related expenses are included in program fees and classified as interest in the consolidated statement of operations. Refunds of discounts are recorded when received, and classified within other income in the consolidated statement of operations. The Company retains servicing responsibility related to the sold receivables. The estimated servicing liability for costs to be incurred on the sold receivables were EUR 30 million and EUR 43 million in 2006 and 2005, respectively. These fair value estimates are primarily based on internal costs. The liability is not recognized under IFRS.

Summary of Significant Cash Flows

The table below summarizes cash flows received from and paid to securitization trusts under the asset-backed securitizations:

	For the year ended December 31,
	2006	2005	2004
	(millions of €)
Proceeds from sales of new receivables to QSPEs	22,398	27,485	28,882
Proceeds from retained interests	1,533	1,585	1,586
Total cash flow received from QSPEs	23,931	29,070	30,468
Proceeds from collections made on behalf of QSPEs	(24,846)	(30,049)	(31,015)
less proceeds from collections not yet forwarded to QSPEs	751	815	793
Payments to QSPEs of collections made on its behalf	(24,095)	(29,234)	(30,222)
Program fees paid to QSPEs	(35)	(35)	(39)
Total cash flows forwarded to QSPEs	(24,130)	(29,269)	(30,261)
Net cash flows between QSPEs and Deutsche Telekom	(199)	(199)	207

Sales of receivables resulted in a loss in accordance with U.S. GAAP of approximately EUR 135 million, EUR 119 million and EUR 100 million in 2006, 2005 and 2004, respectively. The loss is calculated as the difference between the face value and contract value of the receivables and includes expenses related to the servicing liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(d) Comprehensive Income

The total recognized income and expense attributable to equity holders presented in the “consolidated statement of recognized income and expense” under IFRS is similar to the concept of total comprehensive income as defined in U.S. GAAP.

The following table shows the reconciliation from net profit to total comprehensive income (all amounts relate to IFRS):

	For the year ended December 31,
	2006	2005	2004
	(millions of €)
Net profit	3,574	6,021	2,018
Change in other comprehensive income (not recognized in income statement)	(845)	1,992	615
Recognition of other comprehensive income in income statement	(9)	(1,012)	(256)

Total comprehensive income	2,720	7,001	2,377

The following table shows the development of each category of other comprehensive income (all amounts relate to IFRS).

	Fair value measurement of available for sale financial assets	Fair value measurement of hedging instruments	Revaluation due to business combinations	Deferred taxes	Differnces from currency translation	Actuarial gains/losses from defined benefit plans and other employee benefits	Other	Total
	(millions of €)
January 1, 2005	860	1,429	124	(512)	(4,415)	(112)	0	(2,626)
Change in other comprehensive income (not recognized in income statement)	126	(537)	(9)	624	2,878	(1,099)	9	1,992
Change in other comprehensive income (recognized in income statement)	(984)	(28)	0	0	0	0	0	(1,012)

December 31, 2005	2	864	115	112	(1,537)	(1,211)	9	(1,646)

Change in other comprehensive income (not recognized in income statement)	3	385	395	(275)	(1,747)	314	80	(845)
Change in other comprehensive income (recognized in income statetemen)	(1)	(8)	0	0	0	0	0	(9)

December 31, 2006	4	1,241	510	(163)	(3,284)	(897)	89	(2,500)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The income tax effects of the individual income and expense items from that statement is shown in the table below (all amounts relate to IFRS).

	2006	2005	2004
	(millions of €)
Fair value measurement of available-for-sale financial assets	—	0	(5)
Fair value measurement of hedging instruments	(145)	221	(115)
Actuarial gains/losses from defined benefit plans and other employee benefits	(130)	403	44

Total deferred taxes on items in other comprehensive income	(275)	624	(76)

(e) Leases

The following table shows the gross amounts of leased assets capitalized in connection with a finance lease as of the reporting date (all amounts relate to IFRS):

	December 31,
	2006		2005
	(millions of €)
		of which: sale and leaseback		of which: sale and leaseback
Cost
Intangible assets	8	—	8	—
Land and buildings	1,803	930	1,771	927
Technical equipment and machinery	497	28	467	28
Other equipment, operating and office equipment	79	53	65	53

Accumulated depreciation
Intangible assets	7	—	4	—
Land and buildings	520	190	453	139
Technical equipment and machinery	326	28	221	28
Other equipment, operating and office equipment	38	32	29	24

The following table shows the minimum lease payments as of balance sheet date and the maturity for each of the next five succeeding fiscal years (all amounts relate to IFRS):

	Total	2007	2008	2009	2010	2011
	(millions of €)
Finance lease	3,124	337	254	199	190	186
Operating lease	20,247	2,158	2,006	1,637	1,462	1,233

(f) Marketing costs

Marketing expenses are expensed as incurred, and amounted to approximately EUR 2,575 million, EUR 2,183 million and EUR 1,898 million for the years ended December 2006, 2005 and 2004, respectively (all amounts relate to IFRS).

(g) Purchase commitments and similar obligations

The Company has purchase commitments and similar obligations of EUR 3,501 million as of December 31, 2006. From this obligations EUR 2,602 million are current and EUR 899 million are non-current.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(h) Financial liabilities

The following table shows the maturity for each of the next five succeeding fiscal years of the non-derivative financial liabilities (all amounts relate to IFRS):

	2007	2008	2009	2010	2011	> 2011
Non-derivative financial liabilities: bonds, other securitized liabilities, liabilities to banks, and promissory notes and similar liabilities.	3,732	4,471	4,521	5,555	4,664	17,703

The main items under convertible and non-convertible bonds are the bonds issued by Deutsche Telekom International Finance B.V., Amsterdam, at the following terms:

(millions of currency)	Nominal interest rate	Effective interest rate	Due on
	(%)
1998/99 eurobond
EUR 1,023	5.250	5.375	May 20, 2008
EUR 977	5.250	4.369	May 20, 2008
2000 global bond
EUR 750	6.625	6.697	July 6, 2010
GBP 300	7.125	7.418	June 15, 2030
USD 3,000	8.000	8.284	June 15, 2010
USD 3,500	8.250	8.511	June 15, 2030
2001 eurobond
EUR 4,500	5.875	5.934	July 11, 2006
EUR 3,500	6.625	6.781	July 11, 2011
2002 global bond
EUR 2,000	8.125	8.289	May 29, 2012
EUR 2,500	7.500	7.705	May 29, 2007
USD 500	9.250	9.644	June 1, 2032
2003 USD bond
USD 750	3.875	4.048	July 22, 2008
USD 1,250	5.250	5.482	July 22, 2013
2003 mandatory convertible bond
EUR 2,289	6.500	7.273	June 1, 2006
2005 eurobond
EUR 1,250	3.250	3.506	Jan. 19, 2010
EUR 1,750	4.000	4.254	Jan. 19, 2015
2006 USD bond
USD 1,000	5.546	5,546	March 23, 2009
USD 500	5.375	5.598	March 23, 2011
USD 1,000	5.750	5.966	March 23, 2016
2006 eurobond
EUR 1,500	4.500	4.713	October 25, 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the carrying amounts, maturities, and effective interest rates of the main commercial papers, medium-term notes and similar liabilities as well as the liabilities to banks:

	Currency	Effective interest rate in %	Due on	Nominal amount	Nominal interest rate in %
				(millions of €)
Commercial papers, medium-term notes and similar liabilities
	EUR	5.436	Jan. 22, 2007	500	5.250
	EUR	6.270	Dec. 4, 2007	500	6.125
	EUR	5.829	Feb. 12, 2008	1,000	5.750
	EUR	3.788	Mar. 5, 2009	500	3.788
	EUR	3.120	Apr. 22, 2009	500	3.000
	EUR	6.850	Apr. 27, 2009	102	6.850
	EUR	6.230	Jun. 9, 2009	102	6.200
	EUR	6.685	Oct. 7, 2009	500	6.500
	EUR	4.082	Apr. 13, 2011	750	4.000
	EUR	3.376	Feb. 2, 2009	500	3.000
	EUR	3.795	Aug. 17, 2009	500	3.795
	EUR	4.815	May 31, 2016	500	4.750
	EUR	3.814	Jun. 27, 2008	500	3.814
	EUR	4.065	May 23, 2012	500	4.065
	GBP	5.714	Jul. 19, 2013	372	5.625
	EUR	3.854	Nov. 23, 2009	500	3.854
	EUR	3.903	Dec. 8, 2009	500	3.903
	GBP	6.257	Dec. 9, 2010	372	6.250
	GBP	7.619	Sep. 26, 2012	372	7.125
	GBP	7.231	Sep. 26, 2012	372	7.125
	GBP	4.915	Sep. 23, 2014	372	4.875
	EUR	6.783	Mar. 29, 2018	500	6.625
	GBP	7.537	Dec. 4, 2019	372	7.375
	EUR	7.632	Jan. 24, 2033	500	7.500
Liabilities to banks
	GBP	6.974	Jul. 14, 2008	223	6.765
	USD	5.530	Jun. 15, 2010	507	5.530
	GBP	6.952	Jul. 13, 2010	223	6.775
	EUR	4.172	Dec. 31, 2010	149	4.172
	HUF	8.270	Jan. 31, 2013	188	8.270
	EUR	4.561	Aug. 1, 2013	100	4.561
	EUR	6.185	May 30, 2016	143	5.875

Deutsche Telekom International Finance B.V. is a wholly owned subsidiary of Deutsche Telekom AG, and its bonds issuances are unconditionally and irrevocably guaranteed by Deutsche Telekom AG.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i) Pensions

As in previous years, the investment strategy is based on the principles of § 54 of Insurance Supervision Act (Versicherungsaufsichtsgesetz-VAG) and is guided by a strategy of risk minimization. It is conservative and concentrates on safeguarding liquidity and on investments in the euro zone. Most investments are made in deposits and fixed-rate notes. The target return for the plan assets is set at 4.0 percent in the economic plan of VAP and DTBS.

(j) New U.S. GAAP Standards adopted in 2006

In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”. The FSP provides an exception to the application of the concept of “mutual understanding” in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a “relatively short period of time” from the approval date. The Company adopted the provisions of this FSP to new plans as of January 1, 2006. The adoption of this FSP did not have a material impact on its consolidated financial position or results of operations.

In March, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share Based Payment.” SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company adopted SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. The adoption of this SAB did not have a material impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” The guidance in Accounting Principles Board Opinion 29 (“APB 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The Company adopted the provisions of SFAS 153 for non-monetary asset exchange transactions entered into after December 31, 2005. The adoption of SFAS 153 did not have a material impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FSP FIN46R-5 (“FSP FIN46R-5”), “Implicit Variable Interests under FASB Interpretation No. 46 (FIN 46R-revised December 2003), Consolidation of Variable Interest Entities”. FSP FIN46R-5 requires a reporting enterprise to consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE. The Company adopted the provisions of FSP FIN46R-5 in the reporting period beginning on January 1, 2006. The adoption of FSP FIN46R-5 did not have a material impact on its consolidated financial position or results of operations.

In May 2005, the FASB Issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections.” Statement 154 replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods’ financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only have an effect if the Company implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

In June 2005, the Emerging Issues Task Force addressed an employer’s accounting for early retirement programs supported by the German Government in Issue 05-5, (“EITF 05-5”) “Accounting for Early Retirement Program or Postemployment Programs with Specific Features (Such as Terms Specified in Altersteilzeit Early Retirement Arrangements (ATZ)”. The Task Force reached a consensus in EITF 05-5 that benefits provided under Type II ATZ arrangements (as defined) should be accounted for as a termination benefit under SFAS 112, “Employers’ Accounting for Post employment Benefits,” with recognition of the benefits costs over the service periods, commencing at the time the individual employees enroll in the ATZ arrangements. The consensus is effective for periods beginning after December 15, 2005. The adoption of EITF 05-5 did not have a material impact on the consolidated financial position or results of operations since the Company’s accounting policy was already in accordance with EITF 05-5.

In July 2005, the FASB issued FSP APB 18-1 (“FSP APB 18-1”), “Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. The Company adopted the provisions of FSP APB 18-1 in the reporting period beginning on January 1, 2006. The adoption of FSP APB 18-1 did not have a material impact on its consolidated financial position or results of operations.

In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. The FSP concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. Deutsche Telekom applied the guidance in this FSP to the first reporting period beginning after December 15, 2005 and ceased capitalizing rental costs as of January 1, 2006. The adoption of this FSP did not have a material impact on its consolidated financial position or results of operations.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which effectively nullifies the requirements of EITF Issue No. 03-1. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, the FSP provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company adopted the provisions of this FSP in the reporting period beginning January 1, 2006. The adoption of this FSP did not have a material impact on its consolidated financial position or results of operations.

(k) Recently Issued U.S. GAAP Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The Company does not expect the adoption of SFAS 155 to have a material impact on the consolidated financial position or results of operations

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 156 will have on the consolidated financial position or results of operations.

In April 2006, the FASB issued FASB Staff Position (“FSP”) FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The Company does not expect the adoption of FSP FIN 46(R)-6 to have a material impact on the consolidated financial position or results of operations.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company previously disclosed that the Company records revenues net of value-added taxes and other taxes collected from customers that are remitted to governmental authorities.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for Deutsche Telekom as of January 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 and is unable to estimate the impact at this time, if any, on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for Deutsche Telekom on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial position or results of operations.

In September 2006, the FASB ratified Emerging Issues Task Force Issue No. 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”(“EITF 06-1”). This guidance requires the application of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment and, also, provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Company does not expect the adoption of EITF 06-1 to have a material impact on its consolidated financial position or result of operations.

Deutsche Telekom AG

Board of Management

René Obermann	Dr. Karl-Gerhard Eick	Hamid Akhavan

Timotheus Höttges	Lothar Pauly