Form 20-F
period 2007-12-31
DEUTSCHE TELEKOM AG
filed 2008-02-28
CIK 946770

As filed with the Securities and Exchange Commission on February 28, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 001-14540

Deutsche Telekom AG

(Exact Name of Registrant as Specified in its Charter)

Federal Republic of Germany

(Jurisdiction of Incorporation or Organization)

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

(Address of Registrant’s Principal Executive Offices)

Guido Kerkhoff

Chief Accounting Officer

Deutsche Telekom AG

Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

+49-228-181-0

G.Kerkhoff@telekom.de

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares, no par value: 4,361,297,603 (as of December 31, 2007)

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐     Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐    No    ☒

*Not for trading, but only in connection with the registration of American Depositary Shares.

i

ii

DEFINED TERMS

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany (the “Federal Republic”). As used in this annual report on Form 20-F (“Annual Report”), unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG, and the terms “we,” “us,” “our,” “Company” and “Group” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with the requirements of the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with the regulations under commercial law as set forth in §315a(1) HGB (Handelsgesetzbuch—German Commercial Code). All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by us, have been adopted for use in the European Union by the European Commission. Therefore our consolidated financial statements also comply with IFRS as adopted by the European Union.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include statements concerning:

•	plans, objectives and expectations relating to future operations, products and services;

•	our prospective share of new and existing markets;

•

plans, objectives and expectations for our cost savings and workforce reduction programs and the impact of other significant strategic, labor or business initiatives, including acquisitions, dispositions and business combinations, and our network upgrade and expansion initiatives;

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

Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others:

•

the level of demand for telecommunications services in the markets we serve, particularly for wireless telecommunications services, broadband access lines, voice and data traffic, new higher-value products and services, and new rate offerings;

•

competitive forces, including pricing pressures, technological developments and alternative routing developments, all of which affect our ability to gain or retain market share and revenues in the face of competition from existing and new market entrants;

•

the effects of our price reduction measures and our customer acquisition and retention initiatives, particularly in the fixed-line voice telephony business, the mobile telecommunications business and our interconnection business;

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

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	risks and uncertainties relating to the benefits anticipated from our international expansion, including in the United States;

•	risks and costs associated with integrating our acquired businesses and with selling or combining businesses or other assets;

•	the progress of our domestic and international investments, joint ventures, partnerships and alliances;

•	concerns over health risks associated with the use of wireless mobile devices and other health and safety risks related to radio frequency emissions;

•

the availability, terms and deployment of capital, particularly in view of our financing alternatives, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays;

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

Certain of these factors are discussed in more detail elsewhere in this Annual Report, including, without limitation, in Item 3, Item 4 and Item 5. We caution investors that the foregoing list of important factors is not exhaustive. When reviewing forward-looking statements contained in this document, investors and others should carefully consider the foregoing factors, as well as other uncertainties and events and their potential impact on our operations and businesses.

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

The selected consolidated financial information as of and for each of the five years ended December 31, 2003 through 2007 are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (“E&Y”) and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”).

Selected Consolidated Financial Data of the Deutsche Telekom Group

	% Change 2007/2006(1)(2)	2007	2006	2005	2004	2003
			(billions of €, except as otherwise indicated)
Income Statement Data
Net revenues	1.9	62.5	61.3	59.6	57.3	55.6
Domestic	(5.4)	30.7	32.4	34.2	34.7	34.4
International	10.2	31.8	28.9	25.4	22.6	21.2
Profit from operations	0.0	5.3	5.3	7.6	6.3	8.3
Net profit	(82.0)	0.6	3.2	5.6	1.6	2.1
Balance Sheet Data
Total assets(3)	(7.3)	120.7	130.2	128.5	125.5	136.2
Total financial liabilities (in accordance with the consolidated balance sheet)	(7.7)	42.9	46.5	46.7	51.1	64.1
Shareholders’ equity(3)	(8.9)	45.2	49.7	48.6	45.5	43.5
Cash Flow Data(4)
Net cash from operating activities(5)	(3.6)	13.7	14.2	15.1	16.7	15.0
Net cash used in investing activities(5)	43.7	(8.1)	(14.3)	(10.1)	(4.5)	(2.2)
Net cash used in financing activities	n.m.	(6.1)	(2.1)	(8.0)	(12.9)	(5.8)
Ratios and Selected Data
Additions to intangible assets (including goodwill) and property, plant and equipment	(32.3)	9.1	13.4	11.1	6.6	7.6
Capital expenditures(4)	(32.1)	8.0	11.8	9.3	6.4	6.4
Equity ratio (%)(3)(6)	(1.1)	34.7	35.8	35.5	34.2	31.9
Number of employees averaged over the year (full-time employees excluding trainees) (thousands)	(1.9)	244	248	244	248	251
Revenues per employee (thousands of euro)(7)	3.9	256.5	246.9	244.3	231.7	221.3
Earnings per share/ADS—basic and diluted (euro)(8)	(82.4)	0.13	0.74	1.31	0.39	0.50
Weighted average number of ordinary shares outstanding (basic) (millions)	(0.3)%	4,339	4,353	4,335	4,323	4,302
Total number of ordinary shares at the reporting date (millions)	0.0%	4,361	4,361	4,198	4,198	4,198
Dividend per share/ADS (euro)(8)(9)	8.3	0.78	0.72	0.72	0.62	—
Dividend per share/ADS (U.S. dollar)(8)(9)(10)	16.3	1.14	0.98	0.91	0.80	—

n.m.—not meaningful

(1)	Percentage change based on figures expressed in millions.
(2)	In this Annual Report, increases in the size of negative numbers are expressed in percentage terms with negative percentage amounts, and decreases in the size of negative numbers are expressed with positive percentage amounts.
(3)	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. We believe that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet. The corresponding prior-year comparatives have been adjusted as follows: reduction in consolidated shareholders’ equity—2005: EUR 983 million, 2004: EUR 291 million, 2003: EUR 224 million; increase in provisions for pensions—2005: EUR 1,571 million, 2004: EUR 479 million, 2003: EUR 368 million; increase in deferred tax assets—2005: EUR 588 million, 2004: EUR 188 million, 2003: EUR 144 million.
(4)	In accordance with the statement of cash flows.
(5)	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. The prior-year comparatives have been adjusted accordingly.
(6)	The ratio equals total stockholders’ equity divided by total assets. Amounts proposed as dividends are treated as short-term debt rather than as equity for purposes of the calculation of this ratio.
(7)	Calculated on the basis of the average number of employees for the year, excluding trainees, apprentices and student interns.
(8)	“ADS” refers to the Deutsche Telekom American Depositary Shares traded on the New York Stock Exchange (“NYSE”). One ADS corresponds to one ordinary share of Deutsche Telekom AG.
(9)	Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid. The proposed 2007 dividend per share amounts are subject to approval by the shareholders at the annual shareholders’ meeting.
(10)	Dividend amounts have been translated into U.S. dollars (using Moneyline Telerate) for the relevant dividend payment date, which occurred during the second quarter of the following year, except for the 2007 amount, which has been translated using the applicable rate on December 31, 2007. As a result, the actual U.S. dollar amount at the time of payment may vary from the amount shown here.

Exchange Rates

Unless otherwise indicated, all amounts in this Annual Report are expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. “British pound sterling” or “GBP” means the lawful currency of the United Kingdom. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated or as converted in accordance with our currency translation policy as set forth in “Summary of accounting policies—Currency translation” in the notes to the consolidated financial statements, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.4603, which was the noon buying rate on December 31, 2007.

So that you may more easily ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows, for the periods indicated, the average, high, low and period-end, noon buying rates for euros, expressed in U.S. dollars per EUR 1.00:

Year or Month	Average(1)	High	Low	Period-End
	(in $ per €)
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006	1.2661	1.3327	1.1860	1.3197
2007	1.3797	1.4862	1.2904	1.4603
2007
August	—	1.3808	1.3402	1.3641
September	—	1.4219	1.3606	1.4219
October	—	1.4468	1.4092	1.4468
November	—	1.4862	1.4435	1.4688
December	—	1.4759	1.4344	1.4603
2008
January	—	1.4877	1.4574	1.4841
February (through February 27)	—	1.5132	1.4495	1.5132

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

On February 27, 2008, the noon buying rate was USD 1.5132 per EUR 1.00.

Our shares trade on German stock exchanges, including the Frankfurt Stock Exchange, in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the shares on the German stock exchanges and, as a result, are likely to affect the market price of our ADSs on the New York Stock Exchange. When we declare cash dividends, they are declared in euros, and exchange rate fluctuations affect the U.S. dollar amounts you would receive if you are a holder of American Depositary Receipts (ADRs) evidencing ADSs upon conversion of cash dividends on the shares represented by your ADSs.

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

An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could adversely affect our customers’ purchases of our products and services in each of our operating segments, which could have a negative impact on our operating results and financial condition.

Our business is influenced by general economic conditions in Germany, Europe and the United States. If economic growth in the countries in which we conduct business deteriorates in 2008, this could have an adverse effect on the level of demand by our individual customers for our products and services and the willingness of our business customers to invest in information and communications technology (ICT). This could, in turn, jeopardize the attainment of our growth targets, such as those relating to multimedia services in mobile telecommunications, or those relating to broadband products and services based on digital subscriber line (DSL) technology.

Because we operate in heavily regulated business environments, decisions that regulatory authorities impose on us restrict flexibility in managing our business and may force us to offer services to competitors, or reduce the prices we charge for our products and services, either of which could have a material negative impact on our revenues, profits and market shares.

Unlike many of our competitors, we are subject to strict regulation in many market segments in Germany and Central and Eastern Europe, particularly with respect to the fixed-line network business of our Broadband/Fixed Network operating segment. Government agencies regularly intervene in the offerings and in the pricing of our fixed-line products and services. Regulation can impede our ability to grow and to react to the initiatives of competitors and technological change.

At the European Union level, the framework for telecommunications regulation is currently under review. The European Commission has proposed changes that would not lead to a significant reduction of regulation. On the contrary, as a result of this review by the European Commission, the scope of regulation may be expanded by the European Union or national regulatory authorities, either of which could have negative effects on our business and pricing flexibility and, as a result, could affect our ability to generate revenue and profit. For example, the European Commission has proposed, under certain conditions, to regulate separately network operations and services provided through a network. The European Parliament and the Council of Ministers are expected to discuss these proposals in 2008.

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

Mobile Communications

Our mobile telecommunications operations, which are conducted through our operating segments Mobile Communications Europe and Mobile Communications USA, are supervised by regulatory authorities in the countries in which we operate. We expect a tightening of regulatory control in the area of mobile telecommunications, with a probable negative effect on pricing and revenues, including as a result of further reductions in international roaming charges for the wholesale and retail voice market, data and SMS roaming charges, call termination charges and also possible access regulation in some markets. In Europe, national regulatory authorities and various E.U. bodies have the power to regulate based on market investigations or reviews.

With respect to international roaming charges for the wholesale and retail voice market, a European Union-wide regulation, valid until June 2010, is presently in place. However, in late 2008, the European Commission is expected to report on its evaluation of the present regulation and will make recommendations for modifications it deems appropriate.

Mobile call termination charges are also subject to regulatory measures in T-Mobile’s markets that can have a negative effect on revenues. Various reviews of call termination rates and court proceedings relating to regulatory measures are pending in several of T-Mobile’s markets.

Recently, the European Commission launched an inquiry into the data and SMS roaming market. Should the European Commission determine that prices for data and SMS roaming are too high, a regulation with subsequent price reductions may be imposed.

Our telecommunications systems and operations in the United States are regulated primarily by the U.S. Federal Communications Commission (FCC) and by various other federal, state and local governmental bodies. These governmental agencies may also exercise jurisdiction over mobile telecommunications operators. Some U.S. states have taken actions to regulate various aspects of wireless operations including customer billing, termination of service arrangements and advertising. Any of those agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our mobile telecommunications business in the United States.

For further information regarding the matters discussed above and other aspects of the regulatory environments to which our businesses are subject, see “Item 4. Information on the Company—Regulation” and “Item 8. Financial Information—Legal Proceedings.”

Broadband/Fixed Network

We believe that, for the foreseeable future, the Federal Network Agency is likely to consider us as a provider with significant market power in various German markets for public voice telephony services in the fixed-line network and in other markets, including most of those in which we held monopoly rights in the past. As a result, we expect that the strict regulatory provisions of the Telecommunications Act relating to providers with significant market power will continue to be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to gain significant market power in the near future, we expect that we will have to compete in important markets with providers not subject to these regulatory obligations. Therefore, these competitors may be expected to have more flexibility than we have in terms of the types of services offered and customers served, pricing and the granting of network access.

The Federal Network Agency has not shown any sign that it will refrain from regulating previously unregulated or emerging markets. On the contrary, the Federal Network Agency appears prepared to extend regulation into previously unregulated markets. For example, we are required to offer an Internet Protocol (IP) Bitstream Access product in the wholesale-market, which is regulated in terms of price, possibly below the current prices for Resale DSL. Additionally, we are required to offer unbundled broadband access to competitors by April 2008 or sooner if Broadband/Fixed Network introduces its own all IP-product. Unbundled broadband access for our competitors would expand competition in the access business, currently focused on metropolitan areas, to all regions in Germany. These regulatory measures could have a material adverse effect on our market shares, revenues and profits.

Regulatory authorities may choose to classify our entry into new markets as extensions of our existing services and subject such new businesses to regulation instead of considering it an unregulated new product offering. For example, our triple-play offerings using DSL technology over our new 50 Mbit/s high-speed fiber-optic network (VDSL) may be viewed by the Federal Network Agency as an extension of our prior double-play and triple-play service offerings, which were based on ADSL2+ technology, and not as a new market. This could subject our VDSL technology-based product offerings to extensive regulation.

According to a regulatory order dated June 29, 2007, we must grant access to competitors to ducts or, alternatively, to dark fiber cable. The replication of VDSL products in particular by competitors using their own infrastructures is hence being made easier at our expense. Some network operators have expressed the intention to establish VDSL access through our ducts. This would increase the competitive pressure on our “Entertain” products and other services, which could have a negative impact on our market shares, revenues and profits.

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

Further market analysis procedures under the E.U. regulatory framework continue to be carried out in Hungary and Slovakia throughout 2008, which could eventually lead to reductions in the prices we may charge to customers for wholesale and retail services. These developments could also contribute to a loss of our market shares in these countries. Our Central and Eastern European subsidiaries might also be required to adjust their product offerings on the wholesale and retail levels in furtherance of competition in the fixed-line network. This could have a material adverse effect on their market shares, revenues and profits.

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

Mobile Communications

Each of T-Mobile USA’s three main national competitors in the United States—AT&T, Verizon Wireless and Sprint/Nextel—is significantly larger than T-Mobile USA. Their scale could afford them significant structural and competitive advantages in this market. This situation presents a long-term challenge to T-Mobile USA to effectively compete in terms of pricing, products, coverage and the introduction of new technologies and services. Intense competition from various regional and other small national operators also exists in T-Mobile USA’s markets. Since T-Mobile USA is a significant contributor to our overall revenues and customer growth, a slowdown or decline in the business of T-Mobile USA could have a material adverse effect on the attainment of the growth targets and profitability of our Group as a whole.

Competition in the European mobile telecommunications markets has increased and can be expected to increase further in the future. Growing competition results, in part, from the market entry of low cost carriers, such as mobile virtual network operators (MVNOs), which use the networks of other operators at volume discounts, and from market consolidation. If prices for mobile telecommunications services decline more than anticipated and this decline is not compensated for by higher usage, T-Mobile may not achieve its objectives. In addition, mobile network operators’ expansion of product offerings into the fixed-line sector may result in a competitive disadvantage for T-Mobile in countries in which T-Mobile offers only mobile communications services. Moreover, technologies such as W-LAN, DSL, WiMax and Voice over Internet Protocol (VoIP), which can be used with existing hardware and platforms, could result in the diversion of voice and data traffic from T-Mobile’s network, which could lead to significant price and revenue reductions.

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

For more information, see “Item 4. Information on the Company—Description of Business—Mobile Communications.”

Broadband/Fixed Network

In Germany, and to a lesser extent in Central and Eastern Europe, fixed-line network voice telephony service revenues and prices have continued to decline, primarily due to intense competition and adverse decisions imposed by the national regulation authorities, and also due to customers’ ongoing substitution of mobile telecommunications and VoIP services for fixed-line usage.

Due to intense competition from mobile operators, fixed-line carriers and cable operators, we continued to lose market share in 2007. We expect a further increase in competition due to a change in mobile operators’ focus from pure mobile services towards fixed-line offerings and cable operators’ product bundles for telephone and broadband access lines, which are increasingly offered in more regions throughout Germany as well as in Central and Eastern Europe. Furthermore, regulatory actions by the Federal Network Agency and the increasing quality and acceptance of VoIP services will increase pressure on our market shares, revenues and margins.

Additional local and regional network operators are expanding their presence to include other major cities and regions. In the future, we could face even fiercer competition and lose further market share if our competitors were to combine their businesses.

Existing mobile substitution effects are intensified as a result of the proliferation of MVNOs. Reduced prices for mobile telecommunications services (e.g., on the basis of lower flat rates without call-based charges and regulatory decisions regarding mobile telephony termination rates) could increase pricing pressure on our fixed-line services. Furthermore, mobile operators are increasingly engaging in reselling DSL product bundles provided by other fixed-line operators, and this continues to have an adverse effect on our fixed-line network revenues.

The German and European markets for Internet access and portal services, especially within the broadband market, have been, and will continue to be, highly competitive. Prices for broadband flat rates have been steadily declining. Broadband/Fixed Network’s future competitive position will be affected by pricing, network speed and reliability, services offered, customer support and its ability to be technologically adept and innovative. The regulatory environment can also exert a significant influence on the level of competition. Wholesale DSL competitors are already offering broadband/VoIP bundles without a Deutsche Telekom fixed-line connection. Thus, we expect that our competitors will continue to pursue new broadband customers aggressively. In the market for portal services and content, competition is also intense due to low barriers to entry.

Part of the challenge for our Broadband/Fixed Network operating segment will be to improve its reputation for customer service while implementing cost-saving measures. If we do not continue to improve our customer service sustainably, there is a risk that we might not stop our continuing loss of customers.

Each of these developments is expected to continue to erode our market shares and to decrease our revenues and profit margins. For more information, see “Item 4. Information on the Company—Description of Business—Broadband/Fixed Network” and “Item 4. Information on the Company—Regulation.”

Business Customers

Our Business Customers operating segment, operated through T-Systems Business Services GmbH and T-Systems Enterprise Services GmbH (collectively, “T-Systems”), is a provider of solutions covering the entire ICT value chain. It is subject to risks associated with the general and regional economies of its customers and the willingness and ability of its customers to invest in information and communications technology services and products. The ICT market is shaped by long sales cycles, severe competition and declining prices. The result is downward pressure on revenues and margins.

The international growth potential of T-Systems may be constrained by its limited brand recognition in some national markets, at least compared to that of competitors who may be more established there, particularly as this relates to maintaining and increasing business with multinational companies outside of Germany. In addition, T-Systems has employed some restructuring and enhancement initiatives to improve the efficiency and integration of its ITC services. Therefore, we are in negotiations with some international IT providers for international partnerships with T-Systems or parts of T-Systems. We can provide no assurance that these negotiations will result in any transactions. If the various initiatives introduced by T-Systems are not successful, T-Systems may lose market share to its competitors or incur loss.

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

In September 2007, we re-launched our triple-play offering under the product name “Entertain” for our customers in Germany with an enlarged content offering and new features. “Triple-play” refers to the interaction between high-speed Internet access, communications services and entertainment offerings. The market acceptance for these new products and services could be negatively affected by a reduced willingness to pay for additional channels. Since the product is very complex with regard to content and technology, it may prove hard to convey its benefits to our customers via our traditional sales channels. Furthermore, potential software and IT problems could have a negative impact on its market success. In addition, the bulk of German apartment buildings have been equipped with low-priced cable TV facilities for a long time, which could lessen the propensity to switch to a new technology. Each of these factors could also have an adverse effect on our pricing models, revenues and profit margins.

Further, as a result of rapid technological progress, and the trend towards technological convergence, there is a danger that new and established information and telecommunications technologies or products may not only fail to complement one another, but in some cases may even substitute for one another. An example of this is VoIP, a technology that is already established in the business customer market. VoIP has now reached the consumer market as well and, as a technology that competes directly with traditional fixed-line telephony services, has the potential to reduce further our market share and revenues in our fixed-line business. The introduction of mobile handsets with VoIP functionality may also adversely affect our pricing structures and market share in our mobile voice telephony business. If we do not appropriately anticipate the demand for new technologies, and adapt our strategies and cost structures accordingly, we may be unable to compete effectively, with the result that our business activities, financial condition and results may suffer.

For more information, see “Item 4. Information on the Company—Description of Business.”

Failure to achieve our planned reduction and restructuring of personnel could negatively affect our financial objectives and profitability.

We announced an extensive staff restructuring program for our operations in Germany in November 2005, under which a total of approximately 32,000 employees are scheduled to leave the Group by the end of 2008. Some of these employees have already left us as part of the sale of Vivento business lines and others through voluntary early retirement and other voluntary measures. By the end of 2007, the Group had already realized about 26,500 of these planned staff reductions.

However, the successful realization of our ongoing staff reduction program depends on a range of factors that are beyond our control, such as the continued successful sale of our Vivento operating businesses, general developments in the labor market and the demand for our retrained labor force and the level of acceptance of the various severance offers and other voluntary reduction measures (e.g., early retirement programs). If the planned staff reduction targets are not achieved, this would have a negative effect on our operating expenses and profitability.

In 2007, approximately 1,200 employees of Vivento Customer Services GmbH were transferred to walter services ComCare GmbH & Co. KG/walter services Holding GmbH and several regional units of arvato AG in connection with the transfer of certain Vivento call center operations. Further sales of Vivento’s business lines are planned for 2008 and are dependent on, among other things, finding suitable buyers and achieving certain financial objectives.

For more information, see “Item 4. Information on the Company—Description of Business—Group Headquarters and Shared Services” and “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations—Other Employees.”

Failure to reach the goals set forth for our recently established call center, technical customer service and technical infrastructure units in Germany (Telekom Service) may jeopardize our aspirations of improved customer service quality and further cost-cutting.

On June 25, 2007, certain call center units, technical customer service units and the operational units of our technical infrastructure were transferred into three newly established companies within our Group. This transfer involved about 50,000 employees and was designed to focus on quality of service under conditions that are in line with market expectations and to secure our competitiveness in the German market. The success of our “Telekom Service” initiative largely depends on the rapid transformation of business processes, effective reporting lines and, despite the agreed upon salary reductions, enhanced employee productivity. Failure to successfully adapt to the new organizational requirements could make us fall short of our customer service and cost efficiency goals, which could impair our ability to stem loss of market share and improve employee productivity.

As a result of dispositions of certain non-core businesses in Germany, there is an increased risk of return of civil servants transferred out of the Group, which could have a negative impact on our staff and cost reduction objectives.

Our employees who have civil servant status can, based on German civil service law, only be completely transferred to the buyer of a business from us in exceptional cases. Therefore, as a general matter, such transferred civil servants are placed on leave of absence while employed with the transferred business unit. Accordingly, in the event of termination of employment with the transferred business unit, there is a risk that such civil servants will return to the Deutsche Telekom Group. This risk of return can be reduced by an agreement on compensation payments, but it cannot be completely eliminated. As of December 31, 2007, the total number of civil servants that can avail themselves of this right of return to the Deutsche Telekom Group was approximately 1,400.

For further information regarding civil servants and general human resources related matters, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.”

Alleged health risks of wireless communications devices have led to litigation affecting T-Mobile, and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations and, thus, adversely affect the financial condition and results of operations of our wireless services business.

Media reports have suggested that radio frequency emissions from wireless mobile devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organization has declared that, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards, nor is it expecting any serious dangers to arise in the future, although it does recommend continued research due to the ongoing scientific uncertainty. We cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not such research or studies conclude there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices and may result in significant restrictions on the location and operation of T-Mobile’s cell sites and the usage of T-Home’s wireless devices, telephones or products using W-LAN technology. Such restrictions on use could have material adverse effects on our results of operations.

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

We do not know whether legislators, regulators or private litigants will refrain from taking other actions adverse to us, based on the purported health-related risks associated with radio frequency emissions. Any such litigation, legislation or adverse actions may result in additional costs and loss of revenues in our mobile communications businesses.

For more information, see “Item 8. Financial Information—Legal Proceedings.”

We continuously engage in large-scale programs to reshape our IT infrastructure to adapt to changing customer needs and organizational requirements. Failure to effectively plan and monitor these activities could lead to misallocations of resources and impaired processes with negative consequences for our operations.

In May 2007, we launched the “IT 2010” initiative as a comprehensive Group plan for all IT activities. This program has been established to implement our Group IT strategy and is supervised by the Chief Information Officer (CIO) board. The initiative comprises several cross-company workstreams and additional intra-company initiatives. The overall focus of the program is oriented towards “Customer Value,” “Operational Excellence” and “Cost Reduction.” By 2010, cost savings of up to EUR 1 billion, which are expected to be realized through reduced IT budgets, unified workplace systems and minimized manual interfaces, are anticipated. In accordance with the needs of our customers, the program is geared towards boosting the development of IP-based telecommunications products and services.

Due to the enormous complexity of the implementation of this IT strategy, malfunctions, connectivity issues, implementation delays, and other unforeseen problems, could result in costly process impairments and remediation, and possible extended down-times of IT processes, and therefore frustrate the attainment of our cost-savings goals.

One of our most important IT programs deals with the long-term development and implementation of a comprehensive IP platform that will support both fixed-line and mobile telephony services. This means that the traditional PSTN platform will be completely replaced by an IP-based system. Upon implementing this joint IP platform, we will be subject to risks inherent in all IT systems connected to the Internet, such as hacker attacks, “spam calls” and other disruptions. These risks could lead to a temporary interruption of our IT resources and, as a result, impair the performance of our technical infrastructure.

System failures due to natural or man-made disruptions could result in reduced user traffic and reduced revenues and could harm our reputation and results.

Our technical infrastructure (including our network infrastructure for fixed-line network services and mobile telecommunications services) may be damaged or disrupted by fire, lightning, flooding and other calamities, technology failures, human error, terrorist attacks, hacker attacks and malicious actions, and other similar events. We attempt to mitigate these risks by employing a large number of measures, including backup systems and protective systems such as firewalls, virus scanners, and building security. We cannot, however, be certain that these measures will be effective under all circumstances and that disruptions or damages will not occur. Damage or disruption to our infrastructure may result in reduced user traffic and revenues, increased costs, and damage to our reputation.

Shortcomings in our supply and procurement process could negatively affect our product portfolio, revenues and profits.

As a fully integrated ICT service provider, we cooperate with a wide range of different suppliers for technical components and assemblies, as well as for software and other goods and information important to the conduct of our business. Although we do not believe that we are materially dependent on any single supplier, our contractors may want to extend delivery times, raise prices and limit supply due to their own shortages or changing business and product strategies.

If our commercial partners fail to deliver products and services in a timely and qualitative manner, the ensuing disruptions in our chain of supply could negatively affect our product portfolio, cost structure, revenues and profits. We take a variety of measures to shelter ourselves from these risks, but we cannot be sure that these measures will be effective under all circumstances.

We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. Litigation and regulatory proceedings are inherently unpredictable. Legal or regulatory proceedings in which we are or come to be involved (or settlements thereof) may have a material adverse effect on our results of operations or financial condition. For information concerning some of the litigation in which we are involved, including with respect to Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”) and Toll Collect, see “Item 8. Financial Information—Legal Proceedings.” For information concerning our regulatory environment, see “Item 4. Information on the Company—Regulation.”

Future sales of our shares by the Federal Republic or KfW Bankengruppe (“KfW”) may adversely affect the trading prices of our shares and ADSs.

The Federal Republic (which owns, together with KfW, approximately 31.7% of our outstanding shares) has announced its intention to continue its privatization policy. Accordingly, we cannot predict if and when the Federal Republic will further reduce its holdings of its equity interest in Deutsche Telekom AG. The reduction in the Federal Republic’s direct or indirect holdings may involve KfW. For shareholders, there is a danger that the market offering of a significant volume of our shares by either the Federal Republic or KfW, or speculation to this effect on the markets, could have a negative impact on the price of our shares and ADSs.

In April 2006, the Blackstone Group purchased 191.7 million of our shares from KfW. KfW agreed with Blackstone to a one year lock-up with respect to further sales of KfW’s Deutsche Telekom shares. In return, Blackstone agreed with KfW to a two-year lock-up of its Deutsche Telekom shares. As the Blackstone lock-up period ends in April 2008, market speculation regarding a significant sale of shares currently held by Blackstone could have a negative impact on the price of our shares. We are not a party to these agreements and have no right to enforce or waive the lock-up restrictions.

Certain of KfW’s debt instruments are exchangeable into shares of Deutsche Telekom AG, which, upon exchange, could also have a negative impact on the price of our shares. KfW issued a class of exchangeable bonds in 2003 that matures on August 8, 2008. Exchangeable bonds are debt securities that the holder may exchange for shares in another company during a predefined period and at a predefined price. When the exchange price is exceeded and when the holder exercises the exchange right, KfW will be obligated to exchange the bonds offered for Deutsche Telekom AG shares. When the exchangeable bonds mature on August 8, 2008, KfW has the right to settle them in Deutsche Telekom AG shares. These exchangeable bonds in the aggregate amount of EUR 5 billion have a share exchange price of EUR 17.526 per ordinary share. Accordingly, approximately 285.3 million shares may be delivered by KfW in exchange for the outstanding bonds maturing in August 2008. The delivery to debtholders by KfW of a significant amount of our shares could have a negative impact on the market price of our shares.

Unexpected difficulties related to the integration of SunCom Wireless Holdings and Orange Nederland or other acquired entities could adversely affect our business and profits.

On September 16, 2007, T-Mobile USA and SunCom Wireless Holdings, Inc. (“SunCom”) announced that they had entered into a definitive merger agreement for the acquisition by T-Mobile USA of all of the outstanding shares of common stock of SunCom, for an aggregate of approximately USD 1.6 billion (EUR 1.1 billion). With the acquisition of SunCom, completed on February 22, 2008, we hope to realize significant cost synergies, reduce roaming expenses and improve our market presence.

On October 1, 2007, T-Mobile Netherlands had concluded a transaction with France Télécom regarding the acquisition of the Dutch mobile operator, Orange Nederland, for a purchase price of EUR 1.3 billion. By combining these businesses, we expect to realize significant synergies with regard to marketing expenses and network infrastructure.

Any major problem in integrating networks, operations, product offerings, personnel, standards and procedures of these or other acquired companies may have material adverse effects on our results of operations and our ability to improve our market position as anticipated.

Exchange-rate, interest-rate and rating risks have had, and may continue to have, an adverse effect on our revenue and cost development.

We are exposed to currency risks related to our international business activities. Generally, our Central Treasury seeks to hedge currency risks that may have a negative impact on our cash flows, although there can be no guarantee that our hedging strategies will succeed. Currency risks may have a negative impact on our results of operations when amounts in local currencies are translated into euros, particularly in connection with U.S. dollar-denominated and British pound sterling-denominated results.

For more information with respect to the impact of exchange rates and currency translations, see “Item 5. Operating and Financial Review and Prospects—Consolidated Results of Operations.”

We are also exposed to interest-rate risks, primarily in relation to the euro, U.S. dollar and British pound sterling currencies. Interest-rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due on indebtedness at variable rates in each of these currencies. Once per year, our Management Board specifies ratios of fixed and variable debt in these three currencies. Our Central Treasury then takes measures, using derivative instruments and other measures, to implement the interest-risk management decisions of the Management Board.

For more information about our hedging activities and interest-rate and market risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In 2007, all three rating agencies maintained our long-term rating at either A- or A3. However, in May 2007, Fitch Ratings changed its outlook from “stable” to “negative.” A decrease in our credit ratings below certain thresholds by various rating agencies would result in an increase in interest rates due to step-up provisions in certain bonds and medium-term notes. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources—Step-up Provisions.”

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

We review on a regular basis the value of each of our subsidiaries and their assets. In addition to our regular annual impairment reviews, whenever indications exist that goodwill, intangible assets or fixed assets may be impaired due to changes in the economic, regulatory, business or political environment, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of intangible assets, property, plant and equipment and financial assets could cause us to take large, non-cash charges against net profit, which could lead to a reduction in the trading price of our shares and ADSs. For more information, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates.”

ITEM 4. Information on the Company

INTRODUCTION

The legal and commercial name of our company is Deutsche Telekom AG. We are a private stock corporation organized under German law. Our registered office is located at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and our telephone number is +49 (228) 181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, NY 10022.

HISTORICAL BACKGROUND

We are an integrated telecommunications provider offering our customers around the world a comprehensive portfolio of state-of-the-art services in the areas of telecommunications and IT.

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

The operation of networks (including cable networks) for all telecommunications services, other than public fixed-line voice telephony, was opened to competition in Germany on August 1, 1996, when the new legal framework for the regulation of the telecommunications sector in Germany, the Telecommunications Act, became effective. As required by the Telecommunications Act, and mandated by the directives of the E.U. Commission, the telecommunications sector in Germany was further liberalized on January 1, 1998, through the opening of the public fixed-line voice telephony services to competition.

Since then, we have faced intense competition and have been required, among other things, to offer competitors access to our fixed-line network at regulated interconnection rates. For more information on the regulatory effects on competition in our fixed-line business, see “—Regulation.”

Other important events in the development of our business have included:

•

the formation of strategic business areas, Mobile Communications Broadband/Fixed Network and Business Customers as of January 1, 2005, as an evolution from our previous structure, to better serve evolving customer needs;

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

•	the completion of the merger of T-Online International AG with and into Deutsche Telekom AG in June 2006;

•	the acquisition of additional shares in PTC and the full consolidation as of November 1, 2006;

•	the acquisition in November 2006 by T-Mobile USA of 120 additional spectrum licenses in the United States for data and voice services for a total purchase price of USD 4.2 billion (EUR 3.3 billion);

•	the acquisition in 2007 of Orange Nederland, a Dutch telecommunications operator, for a purchase price of EUR 1.3 billion;

•	the sale of Media & Broadcast to Telédiffusion de France in January 2008 for EUR 0.85 billion; and

•	the completion of the acquisition of SunCom in February 2008 for a purchase price of EUR 1.1 billion.

Additional information regarding the foregoing events and developments is contained throughout this Item 4.

ORGANIZATIONAL STRUCTURE

As described below, our Group is organized and reports along five operating segments, Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters and Shared Services.

•

Each of Mobile Communications Europe and Mobile Communications USA offers digital mobile voice and data services to consumers and business customers and also sells hardware and other terminal devices in connection with the services offered. In addition, services are sold to resellers and other companies that buy network services and market them independently to third parties.

•

Broadband/Fixed Network offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and multimedia services. Broadband/Fixed Network also does business with national and international network operators and with resellers, and provides wholesale telecommunications services for our other operating segments.

•

Business Customers offers its customers a full range of ICT services and is divided into two business units. T-Systems Enterprise Services supports multinational corporations and large public authorities, and T-Systems Business Services serves around 160,000 large and medium-sized enterprises.

•	Group Headquarters and Shared Services is responsible for strategic and cross-divisional management functions.

The following table shows the significant subsidiaries that we owned, directly or indirectly, as of December 31, 2007. The revenues of these companies, together with Deutsche Telekom AG, account for more than 90% of the Group’s revenues.

Name and registered office	% Held
T-Mobile USA, Inc. (“T-Mobile USA”), Bellevue, Washington, United States(1)	100.00
T-Mobile Deutschland GmbH (“T-Mobile Deutschland”), Bonn, Germany(2)	100.00
T-Systems Enterprise Services GmbH (“Enterprise Services”), Frankfurt am Main, Germany	100.00
T-Systems Business Services GmbH (“Business Services”), Bonn, Germany	100.00
T-Mobile Holdings Ltd. (“T-Mobile UK”), Hatfield, United Kingdom(1)	100.00
Magyar Telekom Nyrt. (“Magyar Telekom”), Budapest, Hungary(3)	59.30
PTC, Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”), Warsaw, Poland(2)	97.00
T-Mobile Netherlands Holding B.V. (“T-Mobile Netherlands”), The Hague, The Netherlands(1)	100.00
HT-Hrvatske telekomunikacije d.d. (“T-Hrvatski Telekom”), Zagreb, Croatia	51.00
T-Mobile Austria Holding GmbH (“T-Mobile Austria”), Vienna, Austria(4)	100.00
T-Mobile Czech Republic a.s. (“T-Mobile Czech Republic”), Prague, Czech Republic(5)	60.77
Slovak Telekom a.s. (“Slovak Telekom”), Bratislava, Slovakia	51.00
T-Systems GEI GmbH, Aachen, Germany(6)	100.00

(1)	Indirect shareholding via T-Mobile Global Holding GmbH, Bonn
(2)	Indirect shareholding via T-Mobile International AG, Bonn
(3)	Indirect shareholding via MagyarCom Holding GmbH, Bonn
(4)	Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn
(5)	Indirect shareholding via CMobil B.V., Amsterdam
(6)	Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt am Main

A list of our subsidiaries as of December 31, 2007, is filed as Exhibit 8.1 to this Annual Report.

19

SEGMENT REVENUE BREAKDOWN

The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

In November 2006, the IASB issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. We have opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, reportable operating segments are identified based on a “management approach,” which requires review of the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. As a consequence of our early adoption of this Standard and changes in our internal reporting and management channels, we have separated Mobile Communications into two operating segments—Mobile Communications Europe and Mobile Communications USA. The figures for previous periods have been adjusted accordingly. For more information please see note 39 to notes to the consolidated financial statements.

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods, these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

For more information regarding our revenues on a segment basis, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis.”

	For the years ended December 31,
	2007				2006				2005
	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues
	(millions of € except percentages)
Mobile Comunications Europe	20,000	32.0	713	20,713	17,700	28.8	755	18,455	16,673	28.0	945	17,618
Mobile Comunications USA	14,050	22.5	25	14,075	13,608	22.2	20	13,628	11,858	19.9	29	11,887
Broadband/Fixed Network	19,072	30.5	3,618	22,690	20,366	33.2	4,149	24,515	21,447	36.0	4,395	25,842
Business Customers	8,971	14.3	3,016	11,987	9,301	15.2	3,568	12,869	9,328	15.6	3,817	13,145
Group Headquarters and Shared Services	423	0.7	3,445	3,868	372	0.6	3,386	3,758	298	0.5	3,279	3,577
Reconciliation	—	—	(10,817)	(10,817)	—	—	(11,878)	(11,878)	—	—	(12,465)	(12,465)

Total	62,516	100.0	—	62,516	61,347	100.0	—	61,347	59,604	100.0	—	59,604

DESCRIPTION OF BUSINESS

Mobile Communications

Principal Activities

Our mobile communications business is comprised of two separate reporting segments, Mobile Communications Europe and Mobile Communications USA, collectively referred to as T-Mobile. Mobile Communications Europe includes our mobile operations in Germany, the United Kingdom, Poland, Hungary, The Netherlands, the Czech Republic, Austria, Croatia, Slovakia, Macedonia and Montenegro. Mobile Communications USA includes our mobile operations in the United States through T-Mobile USA.

The principal services offered by our mobile communications business to residential and business customers are digital mobile telephony voice services and data services, such as SMS (Short Message Service), MMS (Multimedia Messaging Services), Mobile Internet and other data services. These voice and data services are provided based on mobile communication technologies such as GSM (Global System for Mobile communications), including GPRS (General Packet Radio Service), and EDGE (Enhanced Data rates for Global Evolution), and UMTS (Universal Mobile Telecommunications System), including HSDPA (High-Speed Downlink Packet Access) and HSUPA (High-Speed Uplink Packet Access). T-Mobile also operates numerous W-LAN HotSpots. T-Mobile offers national and international roaming services to its customers through a number of roaming agreements with third-party operators, which allow customers to access mobile services while outside their home network service area. T-Mobile also sells mobile devices to customers in conjunction with its service offerings. Mobile voice and data services are offered on both a prepay basis and a contract basis.

T-Mobile customers generally purchase contract services on the basis of fixed monthly fees, and pay time-based airtime and per-message fees. Some contract service offerings include a specified amount of airtime, data volume or messages in the monthly fee. Prepay services are purchased on the basis of monetary increments that are recorded on the customers’ SIM (subscriber identity module) cards and then deducted, based on airtime or messaging usage fees, as the cards are used. W-LAN services are sold on both a monthly subscription basis and through various usage-based plans. Usage fees can vary according to the rate plan selected by the customer, the day and time when a call is made, the destination of the call, the location where the call originates and, in some cases, other terms applicable to the rate plan, such as whether the called party is also a customer of the same network.

Global Branding and Alliances

In 2007, T-Mobile, through the Open Handset Alliance, joined with leading technology and wireless companies and announced the development of Android, which is anticipated to be an open and comprehensive platform for mobile devices. The Open Handset Alliance currently consists of thirty-four multinational companies, including, among others, T-Mobile, Google Inc., High Tech Computer Corp., Qualcomm Inc., and Motorola, Inc. This alliance shares common goals to foster innovation relating to mobile devices and to provide consumers with a better user experience. By providing developers with a new level of openness that enables them to work more collaboratively, Android aims to accelerate the pace at which new and compelling mobile applications are made available to consumers. The first phones based on Android are expected to be available in the second half of 2008.

In 2006, we re-branded Mobimak in Macedonia as T-Mobile Macedonia and Monet in Montenegro as T-Mobile Crna Gora.

T-Mobile was a founding member of the “FreeMove” alliance, together with Telefónica in Spain, TIM Italia S.p.A. in Italy and Orange S.A. in France. The alliance aims to make mobile services more widely available and seamless in all countries in which alliance members operate, by cooperating in several key areas, including the development of joint services related to roaming, voice and data, and the development and purchasing of mobile devices. The European Commission required Telefónica to leave the alliance in 2006 following Telefónica’s acquisition of O2 plc.

New Services

T-Mobile’s strategy is to offer an integrated portfolio of voice and data services to its customers, using the most appropriate technologies available depending on local market conditions.

The coverage in all of our markets is based on GSM network technology. GPRS technologies have been deployed to add data capabilities to the GSM network, which are being further enhanced in terms of performance and capacity by EDGE technology. EDGE is currently commercially available in the United States, Germany, the Czech Republic, Austria, Poland, Hungary, Croatia, Macedonia, Slovakia and Montenegro. In urban and suburban areas in Europe with a higher demand for data capacity, this technology is supplemented by UMTS-FDD (Frequency Division Duplex) or UMTS-TDD (Time Division Duplex) technology. The network is fully integrated and allows a seamless user experience for voice and data services.

In 2006, all of our markets in Europe with UMTS-FDD coverage areas were upgraded to support HSDPA (High-Speed Downlink Packet Access) and HSUPA (High-Speed Uplink Packet Access) technology. HSDPA allows data rates of up to 7.2 Mbit/s in the downlink and HSUPA allows data rates of up to 1.4 Mbit/s in the uplink.

Based on the spectrum acquired in 2006, T-Mobile USA also started to build out its UMTS-FDD network in 2007 and expects to launch services employing this technology to specific markets in 2008.

In 2007, T-Mobile USA launched FlexPay, a new product which combines characteristics of contract and prepay offerings. FlexPay allows services to be purchased with or without a contract on the basis of a fixed monthly fee paid in advance. This product includes similar specified amounts of airtime, data volume or messages for a monthly fee as traditionally offered to contract customers who pay for their services in arrears. Usage over the paid-in-advance bundle is charged based on the purchase of prepay services at specific FlexPay rates. FlexPay customers who subscribe to a contract are reported as contract customers; otherwise they are considered prepay customers.

Also in 2007, T-Mobile USA launched its HotSpot@Home product, which combines W-LAN and T-Mobile USA’s nationwide voice and data network. Customers with the HotSpot@Home service can get improved mobile coverage, and, with the purchase of an add-on plan, unlimited domestic calling over their personal W-LAN connection when at home. When mobile, customers can get the same benefits at all of the 9,700 T-Mobile HotSpot locations across the United States (including roaming). During 2008, T-Mobile USA’s Wi-Fi agreement with Starbucks will end and Wi-Fi operations in Starbucks locations will transition from T-Mobile USA to AT&T. After the transition is complete, T-Mobile USA HotSpot and HotSpot@Home customers will be able to continue to obtain Wi-Fi access at Starbucks locations for the next five years under a roaming agreement between T-Mobile USA and AT&T.

In addition, T-Mobile offers mobile broadband data services through its W-LAN HotSpots in Europe and in the United States. The integration of W-LAN HotSpots and the mobile network enables our customers to use data services regardless of the access technology used.

To date, T-Mobile has met or exceeded all regulatory obligations with respect to its UMTS and other license requirements in the United Kingdom, Germany, Austria, The Netherlands, the Czech Republic, Hungary, Croatia, Poland, the United States and Slovakia. For more information regarding regulatory obligations, see “—Regulation.”

Principal Markets

Our principal mobile telecommunications markets are in the United States, Germany, the United Kingdom, Poland, Hungary, The Netherlands, the Czech Republic, Austria, Croatia, Slovakia, Macedonia and Montenegro.

T-Mobile counts its customers by the number of SIM cards activated and not churned. Since the beginning of 2006, T-Mobile has included in its customer totals the SIM cards with which machines can communicate automatically with one another (“M2M cards”). T-Mobile’s mobile telecommunications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use our services, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this period, or in the case of payment default or voluntary disconnection, the customers are cancelled or “churned.” The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Our competitors may calculate their churn rates using methods different from ours. In addition, because we use different calculation methodologies in different jurisdictions, our own churn figures are not comparable across all of our national operations. Our churn methodologies are described in greater detail under each national discussion below.

Mobile Communications Europe

Germany

Through T-Mobile Deutschland, T-Mobile offers mobile telecommunications services to individual and business customers in Germany. At December 31, 2007, T-Mobile Deutschland had approximately 36.0 million customers, including approximately 0.7 million M2M cards in use in machine-to-machine applications that were counted as customers for the first time in 2006. There were approximately 31.4 million customers at December 31, 2006, including approximately 0.5 million M2M cards in use. Of the total customers at December 31, 2007, approximately 16.1 million were contract customers, compared to approximately 15.1 million at December 31, 2006. T-Mobile Deutschland had approximately 19.9 million prepay customers at December 31, 2007, compared to approximately 16.3 million at December 31, 2006.

T-Mobile Deutschland’s total average churn rate for 2007 was 1.1% per month, compared to an average churn rate of 1.6% per month in 2006, due primarily to a decrease in the prepay churn rate. The average contract customer churn rate was 1.2% per month in 2007, which remained unchanged compared to 2006. The average prepay churn rate during 2007 was 1.0% per month, compared to the average prepay churn rate of 2.0% per month during 2006, which was primarily driven by the change of churn policy in 2007. In general, a contract customer of T-Mobile Deutschland is churned either after the voluntary termination upon the lapse of the customer’s contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Since the beginning of 2007, T-Mobile Deutschland’s prepay churn policy states that the contractual relationship between T-Mobile and the prepay customer starts with the activation of the prepay SIM card and continues for an indefinite time. Without a notice period, the contractual relationship can be terminated by the customer in writing or by calling a T-Mobile service center. The termination of the contractual relationship by the customer is directly followed by disconnection from the network (churn). The contractual relationship can be terminated by T-Mobile in writing or by SMS with one month prior notice. After the one month notice period, the customer is churned, unless the account is topped up or the customer generates outgoing voice or data traffic during the one-month notice period.

Until December 31, 2006, T-Mobile Deutschland’s prepay churn policy stated that in the 12 months following activation, a customer could originate calls/data traffic and receive data or voice communication (“phone-time”). In the following 92 days, the customer could only receive data and voice communication (“message-time”) and originate only SMS traffic. After these approximately 15 months, the prepay customer was churned, unless the prepay account was topped-up during the approximately 15-month period. In that case, if a EUR 15 top-up credit was added to the account, the customer got 215 days of phone-time plus 92 days of message-time. With EUR 30 and EUR 50 top-up credits, the phone-time period was again 12 months plus 92 days message-time. For two prepaid tariffs, the churn policy was different than described above. For these special tariffs, phone-time for standard top-ups of EUR 15, EUR 30 and EUR 50 was 92 days followed by 92 days messaging-time.

United Kingdom

T-Mobile UK offers mobile telecommunications services to individual and business customers in the United Kingdom. At December 31, 2007, T-Mobile UK had approximately 17.3 million customers, compared to approximately 16.9 million at December 31, 2006. Of the total customers at December 31, 2007, approximately

3.9 million were contract customers, compared to approximately 3.7 million at December 31, 2006, and approximately 13.4 million were prepay customers at December 31, 2007, compared to approximately 13.2 million at December 31, 2006. Beginning January 1, 2006, T-Mobile UK has counted its wholesale customers as either contract or prepay customers. Until December 31, 2005, T-Mobile UK counted all of its wholesale customers as contract customers. In the T-Mobile UK customer base, M2M cards account for less than one percent of the overall prepay customer base.

Of the total number of T-Mobile UK customers at December 31, 2007 and 2006, approximately 5.2 million and 5.3 million, respectively, were customers of Virgin Mobile Telecoms Limited (“Virgin Mobile”), which is an MVNO. T-Mobile UK is reporting Virgin Mobile customers as prepay customers. All Virgin Mobile customers currently use T-Mobile UK prepaid technology. Virgin Mobile is continuing to increase their contract tariff offerings. However, due to the technology used it is currently impossible for T-Mobile UK to differentiate Virgin Mobile customers as either contract customers or prepay customers. Virgin Mobile reports to T-Mobile UK the number of customers using a churn policy whereby a customer is churned after a period of 180 days of inactivity. As a mobile virtual network operator, Virgin Mobile purchases airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the “Virgin Mobile” brand name. Until January 2004, Virgin Mobile had been a joint venture between T-Mobile UK and the Virgin Group. At that time, T-Mobile UK sold its 50% equity stake in Virgin Mobile to the Virgin Group and received a payment of GBP 50 million (approximately EUR 75 million) in exchange for waiving its right to participate in any initial public offering of Virgin Mobile. Additionally, T-Mobile UK and Virgin Mobile concluded a telecommunications supply agreement granting Virgin Mobile use of T-Mobile UK’s mobile telecommunications network for a further ten years. In 2006, NTL Incorporated acquired Virgin Mobile Holdings (UK) plc, the parent company of Virgin Mobile. This acquisition has not had a significant impact on the telecommunications supply agreement between T-Mobile UK and Virgin Mobile.

In December 2007, “3” (a brand name of Hutchison 3G UK Limited) and T-Mobile UK entered into a network sharing agreement to consolidate the 3G Radio Access Networks to provide customers with enhanced network coverage and faster access to high-speed mobile services at a lower cost.

During 2007, T-Mobile UK’s average monthly churn rate (not including Virgin Mobile customers) was 3.2%, compared to 3.3% in 2006. The decrease in churn was predominantly caused by a decrease in T-Mobile UK’s contract churn rate of 2.0% per month in 2007, compared to 2.1% per month in 2006. This decrease was primarily the result of longer contract duration and improved credit review procedures. The prepay churn rate was 3.8% per month in 2007, which is approximately the same as in 2006.

Generally, a contract customer of T-Mobile UK is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer in the United Kingdom is churned after a period of 180 days of inactivity, i.e., the customer has neither originated nor received a voice or data communication in that period.

Poland

T-Mobile holds a 97% interest in PTC. Since November 1, 2006, PTC has been fully consolidated in Mobile Communications Europe.

At December 31, 2007, PTC had approximately 13.0 million customers, compared to approximately 12.2 million at December 31, 2006. Of the total customers at December 31, 2007, approximately 5.4 million were contract customers, compared to approximately 4.5 million at December 31, 2006. PTC had approximately 7.6 million prepay customers at December 31, 2007, compared to approximately 7.7 million at December 31, 2006.

PTC’s average churn rate during 2007 was 3.1% per month. The average contract churn rate during 2007 was 0.7% and the average prepay churn rate was 4.6% in 2007. A comparison with 2006 is not meaningful due to the first-time consolidation as of November 1, 2006.

In general, a contract customer of PTC is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. PTC’s

24

prepay churn policy generally states that a customer can originate calls or data traffic and receive data or voice communications during his respective validity period. The length of the validity period can be up to 12 months depending on the recharge amount (account validity). The validity period can be extended by additional top-up credits. If a customer exceeds the account validity date, he will receive a grace period depending on his tariff, during which the customer can only receive voice and data communications. The grace period is either 3 months or 12 months depending on the tariff plan. If the prepay account has not been topped-up during this grace period, the customer is churned.

For information regarding a dispute concerning our investment in PTC, including challenges to our ownership of PTC shares, see “Item 8. Financial Information—Legal Proceedings.”

Hungary

T-Mobile Hungary, the mobile operations of Magyar Telekom, offers mobile telecommunications services to individual and business customers in Hungary. We hold a 59% interest in Magyar Telekom.

At December 31, 2007, T-Mobile Hungary had approximately 4.9 million customers, compared to approximately 4.4 million at December 31, 2006. Of the total customers at December 31, 2007, approximately 1.8 million were contract customers, compared to approximately 1.5 million at December 31, 2006. T-Mobile Hungary had approximately 3.1 million prepay customers at December 31, 2007, compared to approximately 2.9 million at December 31, 2006.

T-Mobile Hungary’s average churn rate during 2007 was 1.4% per month, compared to approximately 1.5% per month in 2006. The average contract churn rate in 2007 was approximately 0.8% per month, which was about the same as in 2006. The corresponding prepay customer churn rate was 1.8% in both 2007 and 2006. Generally, a contract customer of T-Mobile Hungary is churned either after the voluntary termination upon the lapse of his contracted loyalty period or after forced contract termination due to the customer’s failure to fulfill payment obligations. In the absence of re-charging, a prepay customer is churned after a period of 12 to 16 months depending on the amount charged on the prepay card.

The Netherlands

Through T-Mobile Netherlands, T-Mobile offers mobile telecommunications services to individual and business customers in The Netherlands.

On October 1, 2007, T-Mobile Netherlands acquired the Dutch telecommunications provider, Orange Nederland, from France Télécom for approximately EUR 1.3 billion. Through the acquisition of Orange Nederland, T-Mobile Netherlands is the second largest mobile operator in the Dutch market in terms of customer market share.

At December 31, 2007, T-Mobile Netherlands had approximately 4.9 million customers (of which 2.2 million were attributable to Orange Nederland) compared to approximately 2.6 million customers (which did not include Orange Nederland) at December 31, 2006. At the end of 2007, approximately 2.1 million customers were contract customers (of which 0.7 million were attributable to Orange Nederland) and approximately 2.8 million were prepay customers (of which 1.5 million were attributable to Orange Nederland), compared to approximately 1.3 million contract customers and approximately 1.2 million prepay customer at the end of 2006.

T-Mobile Netherlands’ average churn rate for 2007 (including Orange Nederland) was 2.8% per month, compared to an average churn rate of 2.8% per month in 2006. Excluding Orange Nederland, T-Mobile Netherlands’ average churn rate for 2007 was 3.0% per month, which represents an increase of 0.2 percentage points compared to 2006. This increase was due to an increase in the prepay churn rate, which was partially offset by a decrease in the contract churn rate. The average contract churn rate excluding Orange Nederland decreased from 1.5% per month in 2006 to 1.4% per month in 2007 due to attractive retention offers to contract customers. The average prepay churn rate excluding Orange Nederland increased from 4.2% per month in 2006 to 4.6% per month in 2007 due to increased competition in the Dutch market.

In general, a contract customer of T-Mobile Netherlands is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. If a prepay customer has neither originated nor received a voice or data activity (or received only SMS/MMS messages) for a period of 180 days, the customer is churned and removed from the customer base, provided the customer’s account has not been re-charged during that period.

If an Orange Nederland’s prepay customer has neither originated nor received a voice or data activity (or received only SMS/MMS messages) and has not recharged for a period of 3 months, the customer is churned and removed from the reported customer base.

Czech Republic

Through T-Mobile Czech Republic, T-Mobile offers mobile telecommunications services to individual and business customers in the Czech Republic. T-Mobile’s equity interest in T-Mobile Czech Republic is held through its wholly-owned subsidiary, CMobil, which owns approximately 61% of T-Mobile Czech Republic.

At December 31, 2007, T-Mobile Czech Republic had approximately 5.3 million customers, compared to approximately 5.0 million at December 31, 2006. Of the total customers at December 31, 2007, approximately 2.2 million were contract customers, compared to approximately 1.8 million at December 31, 2006. T-Mobile Czech Republic had approximately 3.0 million prepay customers at December 31, 2007, compared to approximately 3.2 million prepay customers at December 31, 2006.

T-Mobile Czech Republic’s average churn rate during 2007 was 1.4% per month, which is approximately the same as in 2006. The average contract churn rate during 2007 was 0.6% per month, compared to the average contract churn rate of 0.7% per month during 2006. The average prepay churn rate during 2007 was 1.9% per month, compared to the average prepay churn rate of 1.7% per month during 2006, which was caused by a higher number of customers who were acquired with special time limited offers. Generally, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. In the absence of re-charging, a prepay customer is churned 30 days after completing a period of 12 months without charged voice or data communications activity.

Austria

Through T-Mobile Austria, T-Mobile offers mobile telecommunications services to individual and business customers in Austria. On April 28, 2006, T-Mobile Austria acquired tele.ring. At December 31, 2007, T-Mobile Austria had approximately 3.3 million mobile customers (including approximately 1.0 million tele.ring customers). Of the total customers at December 31, 2007, approximately 2.1 million were contract customers (including approximately 0.8 million tele.ring customers) and approximately 1.1 million were prepay customers (including approximately 0.2 million tele.ring customers). In the T-Mobile Austria customer base, M2M cards account for less than one percent of the overall prepay customer base.

T-Mobile Austria’s acquisition of tele.ring was subject to certain conditions imposed by the European Commission and the Austrian Telekom-Control-Kommission. The main conditions were the sale of certain sites and UMTS frequencies to smaller competitors in order to strengthen their market and competitive positions. T-Mobile Austria sold redundant sites not being used after the merger of the two networks. On September 23, 2006, T-Mobile Austria and tele.ring legally merged.

T-Mobile Austria’s average churn rate during 2007 slightly increased to 2.0% per month (tele.ring’s average churn rate was 2.3% per month during 2007), as compared to the average churn rate of 1.9% per month during 2006. The average churn rate for contract customers during 2007 decreased to 1.2% per month compared to 1.3% per month in 2006 (tele.ring’s average contract churn rate was 1.5% per month during 2007). In general, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

Since the beginning of September 2007, T-Mobile Austria has generally churned prepay customers if they had 13 months and two weeks without any charged data or voice communication.

From the beginning of December 2004 until the end of August 2007, T-Mobile Austria had generally churned prepay customers if they had 12 months and six weeks without any account movements (e.g., account top-up or outgoing traffic) and six months without incoming voice calls longer than one minute.

tele.ring generally churns prepay customers after three months without any charged data or voice communications.

Croatia

Through T-Mobile Hrvatska d.o.o. (“T-Mobile Croatia”), T-Mobile offers mobile telecommunications services to individual and business customers in Croatia. Deutsche Telekom’s equity interest in T-Mobile Croatia is held through its 51% equity interest in T-Hrvatski Telekom, which owns 100% of T-Mobile Croatia’s share capital.

At December 31, 2007, T-Mobile Croatia had approximately 2.4 million customers, compared to approximately 2.2 million at December 31, 2006. Of the total customers at December 31, 2007, approximately 0.7 million were contract customers, compared to approximately 0.6 million at December 31, 2006. T-Mobile Croatia had approximately 1.7 million prepay customers at December 31, 2007, compared to approximately 1.6 million at December 31, 2006.

T-Mobile Croatia’s average monthly churn rate during 2007 was 1.3%, compared to 1.1% in 2006. The average contract churn rate was 0.7% per month in 2007, which decreased compared to 1.1% in 2006. The average prepay churn rate during 2007 was 1.5% per month, compared to 1.1% per month in 2006. In general, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. In general, a prepay customer is churned after a period of 270 days without re-charging.

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

At December 31, 2007, T-Mobile Slovensko had approximately 2.4 million customers, compared to approximately 2.2 million at December 31, 2006. Of the total customers at December 31, 2007, approximately 1.2 million were contract customers, compared to approximately 1.0 million at December 31, 2006. T-Mobile Slovensko had approximately 1.2 million prepay customers at December 31, 2007, which is about the same number of prepay customers it had at December 31, 2006.

T-Mobile Slovensko’s average churn rate during 2007 was 1.5% per month, which represents a decrease from 1.6% in 2006. The average contract churn rate decreased, from 1.0% per month in 2006 to 0.8% per month in 2007, primarily due to intensive retention campaigns. The average prepay churn increased from 2.0% per month in 2006 to 2.1% per month in 2007.

Generally, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer is churned after a period of 12 months without re-charging calculated from the last use.

Macedonia

In Macedonia, T-Mobile offers mobile telecommunications services through T-Mobile Macedonia. T-Mobile Macedonia is a wholly-owned subsidiary of Makedonski Telekomunikacii A.D. (“MakTel”), which is majority owned by Magyar Telekom.

At December 31, 2007, T-Mobile Macedonia had approximately 1.2 million customers, compared to approximately 0.9 million at December 31, 2006.

Montenegro

In Montenegro, T-Mobile offers mobile telecommunications services through T-Mobile Crna Gora (Montenegro). All of the share capital of T-Mobile Crna Gora (Montenegro) is held by Crnogorski Telekom, which is majority owned by Magyar Telekom.

At December 31, 2007, T-Mobile Crna Gora (Montenegro) had approximately 0.4 million customers, compared to 0.3 million customers at December 31, 2006.

Mobile Communications USA

Through T-Mobile USA, T-Mobile offers mobile telecommunications services to individual and business customers in the United States. At December 31, 2007, T-Mobile USA had approximately 28.7 million customers, compared to approximately 25.0 million at December 31, 2006. Of the total customers at December 31, 2007, approximately 23.9 million, or 83%, were contract customers, compared to approximately 21.2 million, or 85%, at December 31, 2006, and approximately 4.8 million were prepay customers at December 31, 2007, compared to approximately 3.8 million at December 31, 2006.

T-Mobile USA’s average churn rate for 2007 was 2.8% per month, down from 2.9% in 2006. The contract customer churn rate decreased to 1.9% in 2007, from 2.2% in 2006, largely due to the introduction of two-year customer contracts in the second quarter of 2006, consistent with plans offered by the other large U.S. national carriers. Competitive differences, differences in features and services due to the use of multiple wireless technologies, and general differences in consumer behavior between the United States and Europe factor into the higher industry churn rates in the United States compared to Europe. However, the churn rate of our U.S. operations is higher than the U.S. industry average, due in part to the higher proportion of prepay customers in T-Mobile USA’s customer base relative to most of its U.S. competitors. Prepay customers in the United States typically churn at substantially higher rates than contract customers.

Generally, a contract customer of T-Mobile USA is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer in the United States is churned after a period of 90 days of inactivity (i.e., the customer has neither originated nor received a voice or data communication in that period).

On September 16, 2007, T-Mobile USA entered into an agreement to purchase the regional mobile communications carrier, SunCom Wireless Holdings, Inc. After obtaining all necessary regulatory and other approvals, on February 22, 2008, T-Mobile USA acquired all of the shares in SunCom for USD 27.00 per share, or USD 1.6 billion (approximately EUR 1.1 billion). The total value of this transaction including net debt of approximately USD 0.8 billion (approximately EUR 0.5 billion) is EUR 1.6 billion. Through this acquisition, T-Mobile USA will be expanding its network in the southeastern United States, Puerto Rico and the U.S. Virgin Islands, thereby expanding its footprint in the United States market.

On November 29, 2006, T-Mobile USA was awarded 120 licenses in the FCC Auction No. 66 (“Auction 66”), which offered a total of 90 MHz of Advanced Wireless Services (AWS) spectrum in the 1700 MHz and 2100 MHz frequency bands across the United States. The total purchase price for these licenses was USD 4.2 billion (EUR 3.3 billion). The cost for T-Mobile USA per MHz of spectrum acquired in this auction per person of covered population was USD 0.63. With this additional spectrum, T-Mobile USA more than doubled its average spectrum position in the top 100 U.S. markets from 25.9 MHz to 52.2 MHz. During 2007, T-Mobile USA has been investing in network infrastructure in certain markets to utilize the AWS spectrum and expects to launch AWS services in 2008 in these markets.

On January 5, 2005, T-Mobile USA and AT&T (formerly Cingular Wireless) terminated their network-sharing joint venture (GSM Facilities LLC, “GSM Facilities”), and T-Mobile USA acquired 100% ownership of the shared-network assets in California, Nevada and New York City, plus additional wireless spectrum in California and Nevada as previously disclosed in our Annual Reports in 2006 and 2005. In connection with this transaction, on January 7, 2007, T-Mobile USA gave up 10 MHz of spectrum in the New York City Basic Trading Area (BTA) to AT&T, and T-Mobile USA received 5 MHz of spectrum from AT&T in each of the nine BTAs in the California/Nevada market. In addition, T-Mobile USA acquired an option to purchase from AT&T an additional 10 MHz of spectrum in each of the Los Angeles and San Diego BTAs, under certain circumstances, effective two years after the initial closing of the transaction. In February 2007, T-Mobile USA elected to exercise the option with respect to the San Diego BTA only.

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

T-Mobile believes that it has reduced its technological risks and the risk of delays in the supply of equipment and other technologies, both by contracting with multiple suppliers having significant market share in the network infrastructure, IT services and mobile device businesses, and by negotiating contractual penalties to be enforced in the event a supplier does not meet its obligations with respect to timeliness and quality. However, these penalty provisions may not fully mitigate the harm to our business caused by any such contractual breaches.

Marketing and Sales

Each of T-Mobile’s principal subsidiaries uses its own mix of direct and indirect distribution channels to market its products and services to its customers. In each of T-Mobile’s principal markets, T-Mobile sells its products and services to retail customers through its own network of direct retail stores, which are continuously being expanded. In Germany, these direct retail stores (Telekom shops (formerly T-Punkt shops)) are operated by a subsidiary of the Deutsche Telekom Group. Further direct sales channels include a direct sales force dedicated to business customers, sales through customer service and the T-Mobile websites, which are used for customer-relationship management as well as for sales transactions. In addition, third-party distributors, who typically market the products and services of multiple mobile network operators, play a significant role in distribution. Our mobile telecommunications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and commissions.

Mobile telecommunications resellers and MVNOs are also an important distribution channel for T-Mobile products and services, especially in Germany and the United Kingdom. In the United States, MVNOs are currently a minor but growing distribution channel for T-Mobile USA products and services. In general, mobile telecommunications resellers purchase minutes and data at wholesale rates and mobile devices at a discount from network operators, resell packaged services and mobile devices under their own brands through their own distribution channels, charge their customers at rates that they set independently, and provide customer service and technical support.

T-Mobile provides its customers with access to T-Mobile specific and third-party content services as well as to the open Internet. Content provided to customers is either at no additional charge, in which case the customer only has to pay the normal connection charges to view the content, or it is premium content, where a customer pays a specific charge through the customer’s mobile telephone bill to access the content.

Through its “HotSpot” product, T-Mobile USA operates one of the largest carrier-owned W-LAN networks in the United States, available in more than 9,700 convenient public access locations nationwide (including roaming locations).

Since 2005, T-Mobile, through its “web’n walk” product, offers to its customers mobile open access to the Internet on mobile phones. T-Mobile believes that this strategy is superior to the offers of its competitors, who determine the content access for their customers.

Dependence on Patents, Licenses and Industrial, Commercial or Financial Contracts

T-Mobile and its subsidiaries own a large number of registered patents and generally have a number of patent applications outstanding at any given time for technical innovations in the area of mobile telecommunications applications as a consequence of our continuous development activities. Patent protection activity is focused on countries with T-Mobile operations. We do not believe that T-Mobile or any of its subsidiaries is dependent on any one patent or group of patents.

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

In Western Europe, the rate of mobile telephone penetration is quite high. As a result, T-Mobile expects that the growth in the number of T-Mobile customers in these markets will be significantly lower than in past years, and that the focus of competition will continue to shift from customer acquisition to customer retention, and to stimulate demand for voice usage and new data products and services. T-Mobile believes that, as competition intensifies in its European markets, customer terminal equipment subsidies will be reduced and competition will focus more on the service revenue market rather than on numbers of customers.

The global mobile telecommunications industry has been undergoing consolidation in recent years, which may increase competitive pressure, and we expect that this trend will continue in the coming years.

In addition, new technologies, whether introduced by us or by others, can be expected to draw customers from existing technologies, including our customers. The competitive dynamics of the mobile telecommunications industry, therefore, could change in ways that we cannot predict which could adversely affect our results of operations and, thus, our financial position.

Mobile Communications Europe

Germany

In Germany, T-Mobile Deutschland faces intense competition from mobile network operators Vodafone, E-Plus and O2. We believe that T-Mobile Deutschland maintained its market leadership position, in terms of number of customers, at September 30, 2007.

T-Mobile believes that T-Mobile Deutschland had a customer market share of approximately 37% at September 30, 2007, while Vodafone had a customer market share of approximately 35%, E-Plus had a customer market share of approximately 15% and O2 had a customer market share of approximately 13%. T-Mobile believes that the overall penetration rate in the German mobile telecommunications market was approximately 113% at September 30, 2007.

In the retail market, in addition to competition from other network operators, T-Mobile Deutschland faces significant competition from resellers. T-Mobile expects that, in the short-term, the market entry of existing and potentially new resellers will significantly further affect mobile telephony prices and attract customers from the other existing mobile operators.

United Kingdom

In the United Kingdom, T-Mobile UK faces intense competition, principally from Vodafone, O2 and Orange. In addition, T-Mobile UK faces competition from “3”. T-Mobile believes that T-Mobile UK’s customer market share, which includes customers of Virgin Mobile, remained stable at 24% as of September 30, 2007, compared to September 30, 2006. T-Mobile believes that the penetration rate in the United Kingdom mobile telecommunications market was approximately 119% at September 30, 2007.

In the retail market, in addition to competition from other mobile network operators, T-Mobile UK faces significant competition from resellers, as well as from other MVNOs.

Poland

In Poland, PTC faces competition from Polkomtel, Centertel and P4. T-Mobile believes that PTC’s customer market share was approximately 32% at September 30, 2007, compared to 34% at September 30, 2006. T-Mobile believes that the penetration rate in the Polish mobile telecommunications market was approximately 104% at September 30, 2007.

Hungary

In Hungary, T-Mobile Hungary faces competition from Pannon and Vodafone Hungary. T-Mobile believes that T-Mobile Hungary’s customer market share was approximately 44% at September 30, 2007, compared to approximately 45% at September 30, 2006. Pannon had a market share of approximately 35% at September 30, 2007, compared to 34% at September 30, 2006, and Vodafone Hungary had a market share of approximately 21% at September 30, 2007, approximately the same share as in 2006. T-Mobile believes that the penetration rate in the Hungarian mobile telecommunications market was approximately 104% at September 30, 2007.

The Netherlands

In The Netherlands, T-Mobile Netherlands faces intense competition from KPN Mobile (including Telfort), Vodafone and, until September 30, 2007, from Orange Nederland. T-Mobile believes that T-Mobile Netherlands’ customer market share (excluding Orange Nederland’s customers) was approximately 15% at September 30, 2007, compared to approximately 15% at September 30, 2006, while KPN Mobile (including Telfort), Vodafone and Orange Nederland had a market share of approximately 51%, 22% and 12%, respectively, at September 30, 2007, compared to approximately 50%, 23% and 12%, respectively, at September 30, 2006. T-Mobile believes that the penetration rate in the Dutch mobile telecommunications market was approximately 109% at September 30, 2007.

In the Dutch retail market, in addition to competition from the mobile network operators mentioned above, T-Mobile Netherlands competes with an increasing number of MVNOs.

Czech Republic

In the Czech Republic, T-Mobile Czech Republic faces competition from Telefónica O2 Czech Republic (formerly Eurotel Praha) and Vodafone Czech Republic (formerly Oskar Mobil). T-Mobile believes that T-Mobile Czech Republic’s customer market share was approximately 41% at September 30, 2007, compared to approximately 41% at September 30, 2006, Telefónica O2 Czech Republic had a market share of approximately 39% at September 30, 2007, compared to approximately 40% at September 30, 2006, and Vodafone Czech Republic had a market share of approximately 20% at September 30, 2007, compared to approximately 19% at September 30, 2006. T-Mobile believes that the penetration rate in the Czech mobile telecommunications market was approximately 124% at September 30, 2007.

Austria

In Austria, T-Mobile Austria primarily faces competition from mobilkom austria, ONE and “3”. T-Mobile believes that T-Mobile Austria’s customer market share after the consolidation of tele.ring was approximately 34% at September 30, 2007, and the customer market shares of mobilkom austria, ONE and “3” were approximately 40%, 21% and 5%, respectively, at September 30, 2007. T-Mobile believes that the penetration rate in the Austrian mobile telecommunications market was approximately 115% at September 30, 2007.

Croatia

In Croatia, T-Mobile Croatia faces competition from VIPnet and Tele2. T-Mobile believes that T-Mobile Croatia’s customer market share was approximately 47% at September 30, 2007, compared to approximately 50% at September 30, 2006. T-Mobile believes that the penetration rate in the Croatian mobile telecommunications market was approximately 108% at September 30, 2007.

Slovakia

In Slovakia, T-Mobile Slovensko faces competition from Orange and Telefónica O2. T-Mobile believes that T-Mobile Slovensko’s customer market share was approximately 41% at September 30, 2007, compared to approximately 45% at September 30, 2006. T-Mobile believes that the penetration rate in the Slovak mobile telecommunications market was approximately 103% at September 30, 2007.

Macedonia

In Macedonia, T-Mobile Macedonia faces competition from Cosmofon AD, and since September 2007 also from VIP, which is 100% owned by Mobilkom Austria. Based on the published customer numbers of T-Mobile Macedonia and Cosmofon, T-Mobile believes that T-Mobile Macedonia’s customer market share was approximately 66% at September 30, 2007, compared to approximately 67% at September 30, 2006. T-Mobile believes that the penetration rate in the Macedonian mobile telecommunications market was approximately 77% at September 30, 2007.

Montenegro

In Montenegro, T-Mobile Crna Gora (Montenegro) faces competition from ProMonte and Mtel. T-Mobile believes that T-Mobile Crna Gora’s customer market share was approximately 38% at September 30, 2007, which represents an increase from approximately 36% at September 30, 2006.

Mobile Communications USA

T-Mobile USA faces intense competition in the United States mobile telecommunications market from the three other large national mobile providers, Verizon, AT&T and Sprint/Nextel, and from various regional operators and MVNOs. The four largest national carriers are estimated to represent approximately 85% of the total U.S. mobile telephony customer base as of September 30, 2007. T-Mobile USA’s customer market share, measured against the other large nation-wide operators, was approximately 13% at September 30, 2007, about the same as of September 30, 2006. Most of these competitors or their predecessors had been operating in the United States mobile telecommunications market for a considerable time prior to the entry of T-Mobile USA’s predecessors into the United States market.

Verizon, AT&T and Sprint/Nextel together represent approximately 74% of the total United States mobile telephony market in terms of customers as of September 30, 2007. These companies have potential advantages of size and scale that could allow them to deliver services in a more cost-efficient manner and thereby negatively affect T-Mobile USA’s competitive position.

The United States mobile telecommunications market is quite different in a number of respects from the European mobile telecommunications markets. For example, there is no single communications standard. In addition, licenses to provide wireless services cover numerous localities, rather than the entire nation. It can

32

therefore be difficult for network operators to obtain the spectrum needed in some localities to expand customer bases, upgrade the quality of service and add new services, particularly in densely populated urban areas. Low population density in other areas can cause problems with network efficiency and result in large geographic areas with no or limited coverage. For these and other reasons, including the extremely high penetration level of reliable, low cost, fixed-line telephony services, penetration levels for mobile telephony services in the United States are generally lower than penetration levels in western European countries. Mobile telecommunications operators in the United States market generally continue to invest heavily in their networks in order to generate customer growth. However, as of September 30, 2007, penetration in the United States has reached approximately 82% and slowing wireless industry customer growth expectations and decreasing churn rates indicate that the market is maturing.

Usage and pricing practices in the United States mobile market also differ significantly from those typically seen in European markets. Average voice usage per customer per month is generally much higher in the United States than in Europe. Contract pricing in the United States is typically in the form of a fixed monthly charge at various price points for specified bundles of features and services, which permit usage up to prescribed limits with no incremental charges. Usage in excess of the limits results in incremental charges. The majority of prepay usage is priced solely on a usage basis. Typically, both inbound and outbound usage counts against the contract usage limits, and both are subject to incremental charges for excess contract usage and prepaid usage. Monthly average revenue per user (ARPU) is typically higher in the United States than in Europe. However, average revenue per minute of use is substantially lower in the United States than in Europe.

The differences between the United States and European mobile telephony markets result in different competitive pressures in these markets. In the United States, coverage is a key competitive factor, as is the perceived value of bundles of minutes, features and services at the most popular price points. To the extent that the competitive environment requires us to decrease prices, or increase our service and product offerings, our revenues could decline, our costs could increase and our customer retention could be adversely affected.

Broadband/Fixed Network

The Broadband/Fixed Network operating segment offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and customer-oriented multimedia services. Broadband/Fixed Network also provides services to national and international network operators and resellers, and provides products and services for Deutsche Telekom’s other operating segments.

During 2007, the “T-Com” business unit and brand name were renamed “T-Home.” The T-Home business unit’s activities include Broadband/Fixed Network’s domestic (Germany) operations. T-Home’s operations include all consumer products and services for the home, as well as for very small business customers. These products and services include triple-play packages, comprising voice communication, Internet access, and IPTV, that are marketed under the “Entertain” brand name in Germany. The merger of T-Online International AG into Deutsche Telekom AG, completed in June 2006, has enabled Broadband/Fixed Network to achieve improved structural as well as product and service efficiencies. The merger established Broadband/Fixed Network as an integrated telecommunications wireline service provider offering customers fully integrated products and services from a single source.

In July 2007, we launched the “congstar” brand, to offer wireless telephone and broadband services aimed at younger, price sensitive customers. congstar’s business model is centered on the less assistance-intensive sale of products via the Internet and call centers.

T-Home continues to adapt its simplified and integrated portfolio of rates and services, which was initially introduced in September 2006 in anticipation of market developments in Germany. This portfolio of integrated products, called “ Complete Packages” (Komplettpakete), includes an access line and a variety of flat rates and services for telephony, surfing the Internet and Internet television in an assortment of combinations. These product offerings are marketed as basic telephony services (“single-play”), telephony and high-speed Internet access (“double-play”), and voice communications services, high-speed Internet access and entertainment offerings (“triple-play”). Triple-play was launched in October 2006.

T-Online France and T-Online Spain, our IP/Internet services in France and Spain were divested on June 29, 2007 and July 31, 2007, respectively.

In 2007, we created three new service companies, Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH and Deutsche Telekom Netzproduktion GmbH. These companies were part of our objectives to improve our competitiveness and to offer first-class service to our customers at competitive rates and in a cost-effective manner (Telekom Service). For more information, see “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

Principal Activities

Broadband/Fixed Network operates one of the largest fixed-line networks in Europe in terms of the number of lines provided. Broadband/Fixed Network reports its domestic and international operations separately. The Scout24 group and T-Online Austria are included within domestic operations. The principal activities of the Broadband/Fixed Network operating segment include:

•	Network communications services, consisting of network access products (excluding broadband) and calling services;

•	Wholesale services, for domestic and international customers, including voice services, IP services, network and access services (Resale DSL and the unbundled local loop) and solutions;

•

IP/Internet products and services, including broadband access, VoIP, ISP access-related services, video-on-demand, triple-play services, digital distribution platforms for games (marketed as Gamesload), software (marketed as Softwareload) and music (marketed as Musicload);

•

Other services, including data communications services and solutions provided through the Business Customers operating segment to small- and medium-sized enterprises, value-added services (special purpose telephony services including toll-free services and public payphones), terminal equipment for telecommunications, as well as, publishing services, customer retention programs, installation and maintenance services; and

•

Fixed-line network services, wholesale services, IP/Internet services and multimedia services in Central and Eastern Europe, through Magyar Telekom (Hungary), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia).

Most of Broadband/Fixed Network’s revenues in 2007 were derived from fixed-line network communications services provided within Germany, primarily in the form of access and calling services revenues. For more information, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Broadband/Fixed Network.”

The following table reflects the number of broadband and fixed network access lines in operation supported by our Broadband/Fixed Network operating segment:

	As of December 31, 2007	As of December 31, 2006	% Change December 31, 2007/ December 31, 2006	As of December 31, 2005	% Change December 31, 2006/ December 31, 2005
Broadband
Lines (total)(1)(2)(3)	13.9	11.3	23.6	8.5	32.8
of which: retail	10.2	7.9	29.0	6.8	16.4
Domestic(4)	12.5	10.3	22.0	7.9	29.8
of which: retail	9.0	7.1	27.6	6.3	11.7
International(2)(3)(5)	1.4	1.0	39.6	0.6	74.7
of which: Magyar Telekom(5)	0.8	0.6	31.1	0.4	64.0
of which: Slovak Telekom	0.3	0.2	43.3	0.1	75.0
of which: T-Hrvatski Telekom	0.3	0.2	59.6	0.1	n.m.
Broadband ISP rates (total)(3)(6)	9.9	7.1	38.5	4.9	45.6
of which: domestic	8.7	6.3	38.2	4.5	41.2
Fixed-network lines
Lines (total)(1)(7)	36.6	39.0	(6.2)	41.2	(5.5)
Domestic	31.1	33.2	(6.4)	35.2	(5.8)
Standard analog lines	22.4	24.2	(7.2)	25.5	(5.2)
ISDN lines	8.6	9.0	(4.5)	9.8	(7.5)
International (Central and Eastern Europe only)(5)	5.5	5.8	(4.7)	6.0	(3.9)
Narrowband ISP rates (total)(3)(6)	2.3	3.1	(25.1)	4.3	(26.9)
Wholesale/resale
DSL resale(8)	3.7	3.4	10.8	1.7	98.5
of which: domestic	3.5	3.2	9.7	1.6	n.m.
Unbundled local loop lines(9)	6.4	4.7	36.8	3.3	43.2

n.m.—not meaningful

The tables include broadband lines in Germany and Central and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France and T-Online Spain. The total was calculated on the basis of actual figures and rounded to millions. Percentages are calculated on the basis of actual figures.

(1)	Lines in operation.
(2)	Total of retail and resale.
(3)	No longer includes T-Online France and T-Online Spain, which were divested on June 29, 2007 and July 31, 2007, respectively. Prior year periods have been adjusted accordingly.
(4)	Broadband lines excluding lines for internal use.
(5)	Subscriber-line figures for December 31, 2007 and December 31, 2006, encompass customer relationships for Magyar Telekom’s subsidiary MakTel and Crnogorski Telekom (formerly Telekom Montenegro). Prior-year comparatives have not been adjusted.
(6)	Total calculated on the basis of customers (broadband and fixed network rates) in Germany and Central and Eastern Europe with a billing relationship and pay as you go customers (those customers who do not have a rate plan with a monthly basic charge).
(7)	Telephone lines excluding internal use and public telecommunications, including wholesale services.
(8)	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale is included in the total number of broadband lines.
(9)	Unbundled local loop lines (TAL—Teilnehmeranschlussleitung) in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Operations in Germany

During 2007, the number of T-Home’s fixed network access lines and call minutes in Germany continued to decrease. This is primarily due to increased competition from alternative fixed network providers with fully integrated bundled packages, cable network operators, resellers and fixed-to-mobile substitution.

In Germany, the number of T-Home fixed network access lines decreased by 2.1 million, or 6.4%, to 31.1 million in 2007. The number of call minutes decreased by only 2.7% in 2007 as compared to 2006, primarily due to the increased acceptance of call plans with a flat-rate component. T-Home’s estimated market share for fixed network access lines declined from 91.3% in 2005 to 87.1% in 2006 to an estimated 81.4% in 2007 based on information from the Federal Network Agency’s draft 2007 Annual Report. Although not as significant as the factors mentioned above, substitution by cable network operators also contributed to this decline.

The Complete Packages integrated product and rate portfolio, which was introduced in September 2006, were accepted by 10.1 million customers as of December 31, 2007 as compared to 3.6 million customers as of December 31, 2006.

Broadband/Fixed Network intends to pursue new business opportunities, and expects to continue its growth in the broadband area. In 2006 and 2007, Broadband/Fixed Network introduced more competitive rate plans, including flat-rate plans, and new products and services, which increased the number of broadband lines in operation through the offering of attractive bundled rate plans with a flat-rate component. Broadband/Fixed Network also intends to continue to introduce non-access related broadband services. In addition, the Broadband/Fixed Network operating segment is focusing on defending its market share in its core businesses by slowing the decline of fixed network access lines.

Broadband services allow customers to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up services. Broadband is used to refer to ADSL (asymmetric digital subscriber line), ADSL2 and ADSL2+ (more advanced ADSL technology) and VDSL (very high-speed digital subscriber line) technologies, for which the downstream data rate is greater than 128 Kbit/s. For more information, see “—IP/Internet Services—Broadband Access” below.

The broadband market continued to grow during 2007. Falling prices for services provided by Internet service providers (ISPs) and cable network operators, and competitively priced bundled broadband access, voice and ISP product offerings by fixed network operators, were factors in the continued growth of the broadband market.

The total number of broadband lines in operation in Germany provided by T-Home increased by 2.3 million, or 22.0%, from 10.3 million at December 31, 2006 to 12.5 million at December 31, 2007. This increase was primarily due to the strong growth in the number of retail DSL customers in the highly competitive German market, especially in connection with T-Home’s continued introduction of new bundled offerings providing broadband access, voice and ISP products in anticipation of market demand. This is reflected by the successful introduction of the Complete Packages in 2006 and has been complemented by continued adaptation in 2007 of these packages when necessary to more closely follow customer demand. This combination of proactive introduction of innovative products and subsequent reaction to specific customer demands by fine tuning our product offerings resulted in considerable growth in the number of retail DSL lines in operation in 2007. This increase was also due to an increase in the number of unbundled local loop lines from 4.7 million at December 31, 2006 to 6.4 million at December 31, 2007, and to a lesser extent to an increase in the number of Resale DSL lines sold to alternative providers from 3.2 million at December 31, 2006 to 3.5 million at December 31, 2007. However, the absolute number of Resale DSL lines sold to alternative providers decreased for the first time in the fourth quarter of 2007 as these alternative providers increased their demand for stand-alone bitstream access (unbundled local loop lines), which offers were introduced in the fourth quarter. This trend is expected to continue. For more information regarding Resale DSL and stand-alone bitstream access regulation, see “—Regulation—German Telecommunications Regulation—Broadband Access—Bitstream.”

Broadband/Fixed Network is one of the largest integrated fixed network operators in Europe, based on both revenues and number of customers with approximately 9.9 million broadband ISP rate customers as of

December 31, 2007. The total number of customers with broadband ISP rates increased by 2.7 million, or 38.5%, from 7.1 million as of December 31, 2006 to 9.9 million at the end of 2007. Customers with narrowband ISP rates decreased by 0.8 million, or 25.1%, from 3.1 million as of December 31, 2006 to 2.3 million at the end of 2007, primarily due to customer migration from narrowband ISP rates to broadband ISP rates. In Germany, the number of customers with broadband ISP rates increased 38.2%, from 6.3 million as of December 31, 2006 to 8.7 million as of December 31, 2007. Operations in Central and Eastern Europe realized a 40.3% increase in the number of customers with broadband ISP rates as of December 31, 2007, compared to December 31, 2006. The growth internationally is primarily due to attractive products and rate offerings in Central and Eastern Europe. The comparatively low market penetration rates in Central and Eastern Europe provide for continuing growth opportunities.

Broadband/Fixed Network expects that market share in fixed network access lines and the prices for fixed-network products will continue to decrease due to continued high competition from other fixed-line operators, cable network operators, fixed-to-mobile substitution and an increase in sales of broadband products as part of bundled offers in connection with increased use of IP-based networks. Broadband/Fixed Network also expects that the adoption of IP-based networks by fixed-line operators will lead to the obsolescence of PSTN networks in the medium-term. This should contribute to a loss in fixed network access lines, which we believe will be accompanied by a smaller increase in the number of broadband lines in operation and related demand for products by ISP customers.

The Complete Packages integrated product and rate portfolio has contributed to an increase in broadband customers and increased use of broadband lines and ISP products. The integrated broadband access, ISP and VoIP features available from T-Home in combination with the new service initiatives are expected to continue to increase customer satisfaction and loyalty.

T-Home’s present network infrastructure is comprised of access and transmission networks and service platforms.

T-Home has been investing in modern network infrastructure technologies since 2005, which will form the basis of its next generation network (NGN). The development of T-Home’s NGN is a long-term objective and necessitates the implementation and integration of network enhancement technologies, as well as other technologies. NGN technologies are currently being integrated into the existing network infrastructure and will replace elements of the existing network, such as asynchronous transfer mode (ATM) and Synchronous Digital Hierarchy (SDH), as well as platforms such as the public switched telephone network (PSTN). The network infrastructure will integrate existing constituent IP platforms into a single IP architecture and will benefit from the performance advantages offered by high-speed network structures. The overall design concept of T-Home’s migration to a NGN based network is based on several key principles. For instance, introduction of leading-edge NGN technologies on all network layers denotes a move towards a layered architecture, a shift from circuit (i.e., voice based) to packet technologies (i.e., IP-based), and utilization of ethernet and passive optical network technologies. An NGN approach results in a reduction in an assortment of technologies and platforms through its utilization of a leaner infrastructure, as well as in a reduction in resources needed to operate the network. Therefore, implementation of NGN technologies increases the efficiency of the existing network and our ability to expand our portfolio of products and services. Implementation of the NGN will result in the replacement of certain service platforms in the mid- to long-term, including our PSTN network.

Access Network

T-Home offers ICT access for individual customers, very small business customers and other carriers. Typically a customer has access to T-Home’s network by means of a copper cable that runs from T-Home’s transmission network to the customer’s home or office. The portion of the access network that connects the transmission network to the customer is commonly referred to as the “last mile” or “local loop.” T-Home began to significantly upgrade its access network in 2005 through implementation of VDSL high-speed access technology. The implementation of VDSL began in 2006 and continued in 2007. T-Home also intends to continue to upgrade its broadband access network by expanding the use of ADSL2+ technology. ADSL2+ will enable customers to realize access speeds of up to 20 Mbit/s.

For more information regarding network access regulation, see “—Regulation—German Telecommunications Regulation—Interconnection.”

Transmission Network

T-Home’s transmission network consists of fiber-optic cables enhanced with Wavelength Division Multiplexing (WDM) and SDH technologies, as well as other network components. WDM uses wavelengths of light to increase the capacity of fiber-optic cables, thereby allowing multiple communication channels. This allows T-Home to increase the capacity of its transmission network without having to use additional fiber-optic cable. SDH is an international high-speed transmission standard, which improves network management and increases the reliability of fiber-optic networks. T-Home continued to reduce its investment in SDH in 2007. T-Home plans to extend further its use of WDM and other network enhancement technologies based on the demands of its customers and in conjunction with our ongoing broadband strategy.

Service Platforms

T-Home uses its service platforms to enable the provision of voice, data and other value-added services to its customers. T-Home’s service platforms include IP-based and ATM technologies, which permit the high-quality transmission of large amounts of data (e.g., VoIP, text, audio and video). These platforms allow T-Home to deliver a wide range of products and services to individual and business customers. The products and services delivered on these service platforms include browser access to the World Wide Web and virtual private networks (VPNs). Server connections to the World Wide Web are also employed in T-Home’s service platforms.

Network Communication Services

Network Access Products

T-Home offers network access to its individual and business customers through a variety of access-line packages, which generally include a fixed monthly payment and a variable component based on traffic volume. These access-line packages may contain standard analog-line access or digital-line access, the latter of which is also known as Integrated Services Digital Network (ISDN) access lines. In addition, both types of access lines are a prerequisite for broadband access and can be enhanced by increasing their bandwidth capacity through the use of DSL technology as described below under “—IP/Internet Services.”

Fixed Network Access (formerly Narrowband)

Analog Access

T-Home’s standard access voice products permit the customer to use a single telecommunications channel for voice, data or facsimile transmission. The following table shows the number of analog access lines in operation, excluding public payphones, as of December 31 for each of the periods presented:

Year	Analog Access Lines
2005	25.5 million
2006	24.2 million
2007	22.4 million

The number of analog access lines in operation has continued to decrease from 2005 to 2007. T-Home expects this trend to continue in the future. Competition, due to regulatorily mandated unbundling of the PSTN and DSL access lines in 2008, customer acceptance of bundled voice and Internet products, and conversion of the network to the NGN, are expected to be significant factors in this continued decrease.

ISDN Access

T-Home’s ISDN access products permit a single customer access line to be used simultaneously to provide multiple products and services, including voice, data and facsimile transmission.

T-Home offers two types of ISDN access lines to customers—basic and primary. Basic ISDN access lines provide two telecommunications channels per access line and are offered to individual as well as business customers. Primary ISDN access lines provide 30 telecommunications channels per access line and are offered mainly to business customers. The following table shows the number of ISDN access lines and channels in operation as of December 31 for each of the periods presented:

	ISDN Access Lines(1)
Year	Basic	Primary	Total ISDN Channels(2)
2005	9.8 million	93,000	22.5 million
2006	9.1 million	89,000	20.9 million
2007	8.7 million	88,000	20.0 million

(1)	ISDN lines including internal use and public payphones, including wholesale services.
(2)	Calculations of total ISDN channels based on actual figures.

The number of basic ISDN access lines decreased in 2007 compared to 2006, primarily as a result of increased competition, especially from bundled voice and Internet products, and saturation of the ISDN market. T-Home expects this trend to continue.

T-Home expects the number of fixed network access lines in operation to continue to decrease in the future due to increased competition, fixed-to-mobile substitution and increased acceptance of VoIP. In addition, T-Home no longer actively markets ISDN access lines to customers.

Calling Services

Analog and ISDN access permit comprehensive local, regional and international calling services, and dial-up Internet access, and offers customers many of the same services, such as three-way calling, call-waiting and caller ID. ISDN access also offers several features not available to analog access customers, including a second connection channel, which allows the customer to have three separate telephone numbers to use the telephone, send or receive faxes and use the Internet simultaneously.

In 2007, T-Home’s competitors continued to make considerable inroads into the calling services market, primarily as a result of regulatory decisions favoring increased competition in the fixed-line area. Competitors have introduced their own infrastructure and continue to make investments in interconnection points to benefit from favorable pricing conditions. The decrease in the number of T-Home’s call minutes in Germany continued in 2007, due to loss of access lines to these competitors, fixed-to-mobile substitution and increased acceptance of VoIP. T-Home’s call plans with a flat-rate component, which were initially introduced in 2005 and expanded and improved in 2006 and 2007, have led to an increase in call minutes by customers through those plans.

To counter some of these competitive challenges, T-Home introduced several different rate plans, designed to provide customers with reduced per-call rates for an additional monthly fee. These new rate plans were designed to better meet the demands of specific customer segments, compared to T-Home’s existing rate plans. T-Home believes that there is a trend towards including and increasing flat-rate components in rate plans. The continued increase in customer acceptance of the Complete Packages has lead to a decrease in demand for individual products that are components of these bundles, such as fixed network access.

In addition, in October 2006, T-Home completed the introduction of its new Complete Packages product portfolio, which offers customers a choice of three different levels of single-play, double-play and triple-play. T-Home expects calling minutes with respect to the newly introduced flat-rate plans to increase. However, overall, T-Home expects calling minutes and revenues in the future to decrease due to increased acceptance of Complete Packages, continued loss of fixed network access lines, continued fixed-to-mobile substitution and the increased acceptance of VoIP.

Wholesale Services

Through its wholesale services business, T-Home provides products and services to other domestic carriers and service providers, as well as to other members of the Deutsche Telekom Group, in accordance with regulatory guidelines stipulated by the Federal Network Agency. Within Wholesale Services, International Carrier Sales & Solutions (ICSS), is responsible for the international wholesale business. ICSS’ services and solutions are sold globally under the Deutsche Telekom brand. Wholesale products and services provided to third-party and Deutsche Telekom Group customers include the following:

Domestic Services

Interconnection services

T-Home’s interconnection services primarily consist of call origination and the transit and termination of switched voice traffic. The terms under which T-Home interconnects its telephone network with the networks of other domestic carriers and service providers are either bilaterally negotiated or imposed by the Federal Network Agency. At December 31, 2007, T-Home had 100 bilateral interconnection agreements and 47 interconnection orders (issued by the Federal Network Agency). The Federal Network Agency mandated price reductions on interconnection prices from June 1, 2006 until November 30, 2008.

IP services

T-Home provides Internet transport services for broadband and fixed network service providers (“virtual ISP services”) as well as transport services for carrier interconnection. In addition, T-Home offers nationwide access through its IP backbone and regional IP access to broadband IP providers. T-Home also provides scalable fixed network and broadband Internet transport services to ISPs (“OnlineConnect”), which allow ISPs to expand their Internet platforms in line with customer demand.

Access services

Demand for services enabling other telecommunications operators to offer their own end-customer telephone and Internet services continued to increase in 2007. The trend of telecommunications operators leasing access to the local loop to enable themselves to supply their customers with telephone and Internet services, using T-Home’s network infrastructure continued to increase significantly to 6.4 million lines in 2007 from 4.7 million in 2006 and 3.3 million lines in 2005. Unbundled local loop access is available to competitors in high bitrate (typically DSL capable) and low bitrate (typically not DSL capable) variants. Due to competitors increasing investment in their own network infrastructure, including co-location facilities and exchanges, in Germany, and, in part due to regulatory decisions, T-Home expects that the demand for access in the unbundled local loop will increase in the future. T-Home expects that regulatory decisions will continue to have a significant effect.

Furthermore, since July 2004, T-Home has offered a Resale DSL product, i.e., the sale of broadband access lines to competitors. This enables third-party operators to offer an integrated service combining access and IP services to their retail customers under their own brands. The current maximum transmission speed offered to Resale DSL customers is 16 Mbit/s. Resale DSL continued to increase in 2007 to 3.5 million, from 3.2 million in 2006 and from 1.6 million in 2005. T-Home expects that unbundled local loop access, as mentioned above, will continue to increase, particularly at the expense of Resale DSL.

Network Services

T-Home offers leased lines with transmission speeds ranging from 64 Kbit/s to 2.5 Gbit/s, which are tailored to fit the specific needs of carriers and mobile network operators. These leased lines can be used both for the transmission of data and for voice traffic. T-Home also offers Carrier Services Networks, which combine leased lines with network management services.

International Services

International Carrier Sales & Solutions (ICSS) provides broadband operators, mobile operators and MVNOs, content, application and media providers, corporate service providers and virtual network operators (VNOs), fixed voice carriers, and carriers’ carriers and their customers, with worldwide direct access to Deutsche Telekom’s international telecommunications network. ICSS’ main focus is the transfer of outgoing international voice and data traffic from Germany to carriers in other countries for termination in their networks, and the provision of carrier termination and transit services for calls that originate outside of Germany and are routed through our network for termination in Germany or a third country. During 2007, ICSS managed total worldwide voice traffic of approximately17.5 billion minutes providing connections to more than 190 countries worldwide. With continuously changing markets, ICSS has redesigned its portfolio from traditional voice and transport services to advanced innovative wholesale services and customized IP solutions.

IP/Internet Services

T-Home’s integrated broadband strategy includes new offerings for voice, Internet and entertainment services. T-Home believes that broadband growth in Germany, particularly in the retail market, is largely dependent on the successful introduction and acceptance of double-play and triple-play products and services.

In 2007, T-Home continued to develop its portfolio to include new innovative broadband services. The new high-speed VDSL network, which T-Home began to roll out in 2005, provides bandwidths of up to 50 Mbit/s. In conjunction with this roll out, T-Home continued to develop new markets in which it will be possible to offer innovative services. In March 2005, T-Home launched its VoIP broadband telephony service. VoIP technology offers Internet users an affordable option of telephoning via the Internet. Since the beginning of November 2005, T-Home has been offering a VoIP flat-rate. In 2006, the portfolio of access services was broadened with rate offerings that include Internet access and DSL telephony that can be selected for all available access line speeds. In May 2006, T-Home launched the T-DSL 16000 product line primarily for data-intensive applications.

In October 2006, T-Home launched its first triple-play product consisting of high-speed Internet access, telephony and Internet Protocol TV (IPTV). As part of the launch of IPTV via the new high-speed network, T-Home has concluded agreements with numerous broadcasters in Germany. Since August 2006, T-Home has been offering transmissions of soccer matches of the first and second Bundesliga divisions in cooperation with the pay-TV channel Premiere.

In the entertainment area, the existing videoload (formerly marketed as “video-on-demand”) portfolio is being continually expanded, with a film library of over 2,000 titles from all genres. T-Home offers “Musicload,” one of the leading German online-music download portals based on the number of downloads. With the introduction of “Gamesload” in August 2005 and “Softwareload” in November 2006, T-Home established two other digital distribution platforms for entertainment and downloading of software on the Internet. Scout24 is a group of leading European online marketplaces and an established online classified service. Scout24 provides a broad range of sector specific marketplaces: AutoScout24, FinanceScout24, FriendScout24, ImmobilienScout24 (real estate), JobScout24 and TravelScout24.

Broadband Access

T-Home typically offers broadband access based on ADSL technology, which combines a high-speed data download transmission speed with a lower upload transmission speed, primarily to its individual customers. T-Home also offers synchronous DSL (SDSL) technology to its business customers, which permits high-speed data transmission speeds in both directions. Since 2003, SDSL has been available throughout Germany under the “T-DSL Business” brand name. T-Home provides analog and ISDN access lines, enhanced by means of DSL technology, to its individual and business customers at a fixed monthly fee. In the future, it is anticipated that T-Home will offer DSL on a stand-alone basis, enabling customers to substitute broadband access for fixed- network access. In addition, T-Home expects the number of broadband lines in operation to increase in the near future.

The number of broadband access lines provided by T-Home continued to increase in 2007, and T-Home expects that demand for high-bandwidth services will result in continued growth in the number of broadband access lines in operation in the future.

To access the Internet, however, in addition to obtaining a broadband access line, individual customers also require a contract with an Internet Service Provider (ISP), such as T-Home’s ISP service. Since the merger of T-Online into Deutsche Telekom, T-Home has offered integrated services, such as Complete Packages, which include ISP services, Internet access and telephony services.

Other Services

Other services includes data communications, value-added services and terminal equipment which were previously reported separately, as well as various other services such as publishing, support services and the sale of products and services through T-Home’s Telekom Shop (formerly T-Punkt) outlets.

Data Communications

T-Home’s full portfolio of data communications solutions, which is also offered by the Business Customers operating segment, includes the following products and services:

•

Telekom Design Networks (TDN), which combine data and voice communications products to meet the specific needs of business customers and other carriers. A wide range of additional services (e.g., consulting, project management, design and re-design of customer networks) are integrated into TDN contracts. These components form the basis for a customized system solution, which can then be adjusted, based on changing client requirements and new technologies;

•	Internet solutions and IP-related services, primarily provided through the CompanyConnect and “IP-Transit” products;

•

IP-Transit offers bandwidths from 2 Mbit/s to 2.5 Gbit/s and provides worldwide Internet connectivity using multiple connections to different providers simultaneously. Based on this technology, customers can achieve very high system stability and independence from a single ISP. IP-Transit is mainly marketed by T-Home, in cooperation with T-Systems, to wholesale services customers and large-sized companies; and

•

Dedicated customer lines: T-Home’s dedicated customer line product offers business customers connections between two customer networks (located up to 50 kilometers apart) with transmission speeds of up to one Gbit/s.

Value-Added Services

T-Home offers a range of value-added telephone services for individual and business customers. These services include toll-free numbers and shared-cost numbers for customer-relationship management, directory-assistance numbers, the provision and administration of directory databases and public payphones.

T-Home’s premium-rate services (which use the 0190 and 0900 exchanges) enable information and entertainment packages to be sold and billed automatically by telephone or via the Internet. T-Home provides contact-routing solutions to our customers. Through its product, “T-VoteCall,” T-Home provides media broadcasting companies (largely television and radio stations) with the ability to catalogue and switch customer calls to pre-defined locations.

Terminal Equipment

Through its terminal equipment business, T-Home distributes, for purchase or lease, an extensive range of third-party and T-Home’s own-brand telecommunications equipment. Products range from individual telephone sets and facsimile machines, targeted at individual customers, to more complex telephones, private branch exchanges (PBXs) and complex network systems (including broadband access devices), targeted at business customers.

Most of T-Home’s terminal equipment sales occur through its Telekom Shop outlets, which offer an extensive product portfolio, including ISDN and DSL business products, and products and services from T-Mobile and third-party vendors. T-Home receives commissions on its sales of products and services provided by other Deutsche Telekom operating segments. At December 31, 2007, T-Home had 804 Telekom Shop outlets in Germany.

Additional Services

Other services also includes publishing services, which include the sale of marketing and advertising services to small- and medium-sized companies via T-Home’s telephone directories. The telephone directories (e.g., DasTelefonbuch, GelbeSeiten, DasÖrtliche) are edited and published in a variety of formats (including print, CD-ROM, online and a version for mobile devices) in cooperation with local publishers. T-Home receives most of its publishing revenues from advertisements contained in these directories. In recent years, this business has been subject to increasing pressure from competition especially from online services. For information regarding legal proceedings relating to directory services, see “Item 8. Financial Information—Legal Proceedings.”

In addition, other services includes support services, such as installation, maintenance, hotline, customer consulting, training and software installation services, which are provided on a standardized basis and, for business customers, on a customized basis.

Broadband/Fixed Network operates primarily in the fixed-line and ISP business areas in Central and Eastern Europe. The majority of the business activities of our Central and Eastern European subsidiaries, except for mobile telecommunication, are included in the Broadband/Fixed Network’s results of operations. Since January 2007, the shared services and headquarters functions in Hungary of Magyar Telekom have been reported under the Group Headquarters and Shared Services operating segment, and the business customers results of operations have been reported under the Business Customers operating segment.

Broadband/Fixed Network sold T-Online France on June 29, 2007 and T-Online Spain on July 31, 2007. The results of these companies are included in results of operations through their respective dates of divestiture.

Central and Eastern Europe

Broadband/Fixed Network provides fixed-line network services, wholesale services, IP/Internet services and multimedia services (radio and television) in certain countries in Central and Eastern Europe, through its subsidiaries Magyar Telekom (Hungary), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia). As an integrated telecommunications provider, Broadband/Fixed Network also markets triple-play services and intends to market quadruple-play services (which includes mobile communications in addition to triple-play services) through these subsidiaries.

Magyar Telekom

Broadband/Fixed Network holds a 59.35% equity interest in Magyar Telekom, the leading full-service telecommunications service provider in terms of customers and revenues in the Republic of Hungary. Magyar Telekom offers telecommunications services, such as fixed-line telephone services, data communications services, wholesale services, IP/Internet services, multimedia broadcast services and other services such as IT outsourcing services for customers throughout most of Hungary. Magyar Telekom holds a 56.7% stake in MakTel, the incumbent fixed-line carrier in the Republic of Macedonia. In addition, Magyar Telekom has a stake of 76.5% in Crnogorski Telekom, which provides fixed-line and Internet services in the Republic of Montenegro.

In response to the competitive pressure from cable television network operators offering cable TV, cable broadband Internet and voice over cable services, call-by-call and preselection competitors, and mobile substitution, Magyar Telekom continued to promote several flat-rate tariff packages and DSL offers and launched the first IPTV offering in Hungary in November 2006.

Magyar Telekom maintained its leading position among ISPs in the Hungarian market based on the number of customers. The number of broadband access lines provided by Magyar Telekom continued to increase in 2007. The number of customers with broadband ISP rates at Magyar Telekom (including MakTel & Crnogorski Telekom) increased from 437,000 at December 31, 2006 to 580,000 at December 31, 2007. On March 30, 2007, Magyar Telekom introduced an unbundled ADSL service.

Magyar Telekom’s multimedia and broadcasting services business primarily consists of its cable television business. The number of Magyar Telekom’s cable television customers increased from 414,000 in 2006 to 419,000 in 2007.

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

Magyar Telekom controls MakTel, currently the leading fixed-line operator in Macedonia in terms of revenues. MakTel’s exclusive right to offer fixed-line telecommunications services in Macedonia expired at the end of 2004. Since then, competition has intensified in the international telecommunications and Internet services segments.

T-Hrvatski Telekom

Broadband/Fixed Network owns a 51% equity interest in T-Hrvatski Telekom, the leading full-service telecommunications provider in the Republic of Croatia in terms of revenues. T-Hrvatski Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, IP/Internet services and wholesale services.

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

In 2007, the number of T-Hrvatski Telekom’s fixed network access lines in operation decreased slightly compared to 2006 and 2005. However, the number of its broadband access lines in operation increased by 59.9% to 345,000 at December 31, 2007, from 216,000 at December 31, 2006 and 101,000 at December 31, 2005.

T-Hrvatski Telekom’s IP/Internet business is the largest Croatian ISP in terms of revenues, and its market share at the end of 2007, based on revenues, was approximately 77%. The number of T-Hrvatski Telekom’s online customers increased by 15.9% to approximately 1,128,000 in 2007 compared to 2006. Broadband/Fixed Network expects that T-Hrvatski Telekom’s online business will be positively affected by customers’ substitution of broadband access services for standard dial-up access, which is expected to continue to increase in the future.

Slovak Telekom

In 2000, Broadband/Fixed Network acquired a 51% equity interest in the then state-owned Slovenské telekomunikácie a.s., which was rebranded “Slovak Telekom” In March 2006. As part of this rebranding strategy, the “T” brands were introduced in Slovakia. Slovak Telekom is a leading full-service telecommunications provider in the Slovak Republic. On October 5, 2007, Slovak Telekom sold TBDS (Tower Broadcasting & Data Services a.s.), its subsidiary operating in the broadcasting business area (formerly Rádiokomunikácie o.z. and RK Tower s.r.o.) to TRI R a.s.

Slovak Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, wholesale services, IP/Internet services. Until the disposition of TBDS Slovak Telekom provided distribution and broadcast of radio and television signals.

In December 2006, Slovak Telekom introduced new competitive entertainment services with the launch of IPTV and triple-play. Slovak Telekom believes that triple-play is expected to be one of the main drivers for the success of Slovak Telekom’s broadband business. Through its online portal, “T-Station,” Slovak Telekom also offers games-on-demand, music-on-demand and video-on-demand.

Slovak Telekom’s total number of fixed network access lines decreased in 2007 by 3.5% compared to 2006, due to mobile substitution and to increasing customer migration to unbundled DSL, which was introduced in May 2006. In 2006, Slovak Telekom’s total number of fixed network access lines decreased by 2.3% compared to 2005.

The number of broadband access lines in operation in Slovak Telekom’s network continued to increase in 2007. The number of broadband access lines in operation at December 31, 2007 was 261,000 compared to 182,000 at December 31, 2006, and 104,000 at December 31, 2005.

As of December 31, 2007, Slovak Telekom’s online customer base increased to approximately 265,000 customers, a 19.7% increase, compared to 2006. The number of Internet customers using broadband services increased to 216,000 at December 31, 2007. Slovak Telekom believes that the development of high-bandwidth Internet services in Slovakia will encourage customer migration from fixed network to broadband access.

Sales Channels

Broadband/Fixed Network offers its products and services through a broad range of third-party distributors, as well as direct and indirect sales channels. Broadband/Fixed Network’s direct distribution channels include its Telekom Shop retail outlets, direct sales force dedicated to either business or retail customers, and online ordering via the Internet. In addition, Broadband/Fixed Network provides toll-free numbers that allow customers to obtain information about, and place orders for, its various products and services. Broadband/Fixed Network maintains separate sales units for direct sales to individuals and businesses, domestic carrier services and services offered to network operators and service providers.

Seasonality

Broadband/Fixed Network’s businesses are not materially affected by seasonal variations.

Suppliers

The principal types of equipment purchased by Broadband/Fixed Network are network components, such as switching systems; transmission systems; access network components; and customer premises equipment, such as telephones, fax machines, broadband modems and similar items. Although we do not believe Broadband/Fixed Network is dependent on any single supplier due to its multiple-supplier strategy, there may be occasions when a particular product from a particular supplier is delayed or back-ordered. Broadband/Fixed Network’s major suppliers are Siemens AG, Deutsche Post AG, Alcatel-Lucent Deutschland AG, Grey Global Group (MediaCom), AVM Computersysteme, Cisco Systems Inc., Corning Cable Systems GmbH & Co. KG, and IBM.

Dependence on Patents, Licenses, Customers or Industrial, Commercial or Financial Contracts

We do not believe that Broadband/Fixed Network is dependent on any patent or other intellectual property rights. For a description of patent infringement litigation relating to certain DSL-related technology that is relevant to Broadband/Fixed Network’s business, see “Item 8. Financial Information—Legal Proceedings—Other Proceedings.” We also do not believe that Broadband/Fixed Network is dependent on any individual third-party customer or on any industrial, commercial or financial contract.

Competition

Broadband/Fixed Network faces intense competition, based primarily on price in the market for fixed-line network voice telephony, from other fixed-line carriers and mobile operators. In recent years, this competition has intensified, especially in the fixed network and broadband access markets as well as in the market for ISP products and services. In particular, competition through bundled offers from other fixed-line carriers has

45

intensified. The introduction of attractively priced triple-play packages to customers by Broadband/Fixed Network and other fixed-line carriers as well as cable operators is evidence of this increase in competition. We expect that competition from cable operators and VoIP will also continue to increase. Depending on the degree to which alternative technologies, such as VoIP, cable broadband and the Internet, gain market acceptance, the usage of Broadband/Fixed Network’s PSTN network will be adversely affected.

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

The impact of mobile substitution on Broadband/Fixed Network is also increasing, in part because of the increased market entry of MVNOs (i.e., companies with aggressive pricing policies that buy mobile network services and market them independently to third parties). Furthermore, as prices for mobile telephony decline, local and other calling services, as well as access services, face increasing competition from mobile telephone operators, due to mobile substitution.

It is also possible that cable operators may increase their market share by offering attractive triple-play services.

Accordingly, we believe that we continue to be exposed to the risk of further market share losses and falling margins.

Competition in the fixed-line network business in Central and Eastern Europe also increased. The growing number of competitors offering call-by-call and, more recently, carrier pre-selection services to consumers has led to increased competition, especially in Hungary, in which mobile substitution was also a significant factor. Increased mobile substitution also affected the Slovakian market. In addition, competition in Hungary and Slovakia is also expected to increase as cable network operators in those countries upgrade their networks to offer double-play and triple-play services. Competition in Croatia is expected to increase following the award of additional fixed-line network licenses.

In 2005, T-Home offered VoIP services in Germany for the first time to retail customers. VoIP services can compete with traditional voice telephony, both in the network access services business and in the various calling services markets. VoIP network access services offerings and customer acceptance have continued to increase in 2007. In addition, VoIP services also has substantial competitive potential in the calling services markets.

Prices for DSL access, ISP services and voice communications in the fixed-line network continued to decrease significantly in Germany in 2007, primarily due to increased competition and technological progress, and to a lesser extent to mobile substitution. The increased use of bundled packages (including calling plans) with a flat-rate component and a decrease in the overall prices for these packages by our competitors have intensified the downward pricing pressure on our own products, services and pricing packages. These factors, combined with the continued implementation of government policies intended to foster greater competition, are expected to yield similar trends in the future.

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

Business Customers

The Business Customers operating segment provides, through T-Systems, ICT services worldwide, primarily to German and international companies, non-profit organizations and governmental agencies. T-Systems is also responsible for servicing all of the Deutsche Telekom Group’s business customers.

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

In 2007, German-based operations contributed approximately 79.1% of T-Systems’ total revenues, which include intersegment revenues from other Deutsche Telekom Group companies and affiliates. For more information, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Business Customers.” T-Systems’ other primary markets are in Western Europe, but T-Systems serves its multinational customers globally through its delivery organizations. Although the majority of T-Systems’ customers are headquartered in Germany, as of December 31, 2007, approximately 30.9% of T-Systems’ 56,516 employees provided services from locations outside Germany.

Business Model

T-Systems’ activities in 2007 have been organized through two main business units: Enterprise Services and Business Services, each of which is described in more detail below. The following graphic illustrates this business model:

*	Services provided for service units of both Enterprise Services and Business Services.

Business Services

Business Services is responsible for approximately 160,000 large-, medium- and small-sized business customers in Germany. The Sales & Service Management service unit primarily services customers on a personalized basis. The Marketing & Product Management unit designs services for customers on a standardized basis, which are ultimately customized for large-sized business customers by the Sales & Service Management service unit. Business Services is also responsible for the delivery of telecommunications services to all business customers of both Business Services and Enterprise Services through its Telecommunications Operations (TC Operations) service unit.

Business Services’ Sales & Service Management service unit addresses its customers’ needs via five sales channels: large enterprises, medium enterprises, small enterprises, public and healthcare organizations and is responsible for managing customer relationships.

Business Services’ Marketing & Product Management service unit is responsible for product management, pricing and distribution of telecommunications offerings for all business customers of T-Systems. Marketing & Product Management is responsible for the lifecycle management of products and solutions and for the costs of all purchased inputs relating to customer offerings. Marketing & Product Management is also responsible for innovation management, marketing control, management of purchased inputs and the regulatory compliance of products and services.

48

TC Operations is responsible for planning, building and operating T-Systems’ global telecommunications service-generating platforms and its customers’ LAN and WAN networks. Additionally, TC Operations carries out the delivery functions of Business Services (as described in more detail below). TC Operations is also responsible for quality and process management, as well as external procurement of telecommunications services for T-Systems.

Enterprise Services

Enterprise Services serves T-Systems’ largest customers, multinational corporations and large public institutions through its dedicated Sales & Service Management service unit. In 2007, Enterprise Services became responsible for servicing certain large customers of Business Services. Enterprise Services is also responsible for the non-German T-Systems subsidiaries. In addition, Enterprise Services also delivers information technology services, through its Systems Integration and IT Operations service units, for business customers of both Business Services and Enterprise Services.

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

•

“Automotive”—Includes original equipment manufacturers (OEMs), automotive industry suppliers (including manufacturers of rubber products), motor vehicle component retailers, as well as automotive dealers and repair shops.

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

Media & Broadcast

Media & Broadcast primarily provides terrestrial television and radio network broadcast services, which include the planning, installation, maintenance, troubleshooting and operation of terrestrial television and radio transmission equipment. Media & Broadcast was sold to Télédiffusion de France for EUR 850 million on January 15, 2008.

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

It is the goal of T-Systems to become a European-based ICT leader for multinational companies, and an ICT leader for mid-market companies in Germany. T-Systems is continuing the process of aligning its operations to provide combined IT and telecommunications services more effectively, through improved service management, and solutions development. In this regard, T-Systems is reshaping its service offerings, particularly within three value enhancing service levels:

•

“ICT Infrastructure”—Includes the provisioning of capacity or connectivity, in combination with communication technology related applications and value added services and the selling of hardware with related basic support services.

•

“Horizontal processes and applications”—Includes standard business applications on platforms run by T-Systems, provided and operated for various customers (application provisioning and operations), application development and system integration and Business Process Outsourcing (i.e., complete end-to-end management of business processes including human or asset resources outsourced to T-Systems).

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

Development of Business Model

T-Systems is planning to focus its activities and to position itself more strongly in the network-centric ICT market. In 2008, T-Systems began implementation of its “Next Generation T-Systems” program, which has been developed to react to customer needs through the creation of two simplified and specific go-to-market models: The Corporate Customers unit, which will address multinational and large customers, and the Business Customers unit, which will focus on smaller enterprises.

Corporate Customers will combine a dedicated account management for major customers and a direct sales approach with regional focus for large customers, allowing us to interact more closely with our customers. Corporate Customers will also support Deutsche Telekom in optimizing its IT needs and achieving its cost targets. Corpoarte Customers will also be responsible for all of our multinational customers. Due to its specific requirements, the public sector will be serviced by a separate dedicated team.

In the Business Customers unit, we will serve our customers with a multi-channel sales approach comprised of a decentralized sales force, e-channels (e.g., Internet Shops), telesales and partner sales.

T-Systems also intends to standardize and modularize its portfolio. The offerings of Next Generation T-Systems will include application management (i.e., end-to-end operational responsibility for an application) and ICT infrastructure (e.g., provisioning of capacity in combination with communication technology related applications).

There will be a clear functional separation of production delivery and sales. The delivery basis for the network centric model will be one integrated factory for Computing Services, Desktop Services, and Telecommunications Services. We intend to focus on centralized ICT services production with global delivery capabilities.

The integrated IT and TC factory will enable the delivery of high quality services with a comprehensive scope. We believe that an integrated customer management focus will ensure consistent handling of contracts and service delivery across all services.

As announced in 2007, T-Systems is in the process of analyzing strategic options regarding its Systems Integration business. T-Systems is currently negotiating with potential partners. We hope to finalize negotiations in the near term. However, we cannot provide assurance that a favorable outcome will be realized.

Business Services

Business Services offers a comprehensive portfolio of telecommunications services to its customers and those of Enterprise Services. Given the convergence of the telecommunications and IT markets, Business Services has enlarged its portfolio by offering IT Services and has positioned itself as a network-centric ICT provider for the German middle market. The Business Services product and services portfolio includes:

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

•

Local Area Network (LAN) solutions—LAN and W-LAN hardware for sale or lease, as well as the implementation and operation of related solutions (e.g., W-LAN corporate / AutoID solutions, hotspot solutions);

•

Mobile solutions—access solutions and integration services, including customer-requested solutions relating to digital transmission of content, such as universal secure access and mobile office solutions;

•	IT infrastructure services—solutions for improving IT-infrastructure (e.g., desktop management, datacenter outsourcing & services, storage solutions);

•	IT business solutions—design, implementation and management of applications to support internal processes of corporate customers;

•	Business Process Outsourcing—assumption of responsibility for complete business processes (e.g., billing solutions, human resources); and

•	Digital Security Services—including antivirus, firewall and encryption services.

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

Sales & Service Management’s assets consist of telecommunications and network equipment as well as transmission equipment (84%), assets under construction (9%), intangible assets (4%) and furniture and office equipment (3%).

Marketing & Product Management

Business Services’ Marketing & Product Management service unit is responsible for developing telecommunications and IT offerings for large, medium- and small-sized companies as well as developing telecommunications offerings for multinational corporations and large public institutions. Marketing & Product Management is also responsible for Business Services’ lifecycle and portfolio management of products and solutions, as well as innovation management, marketing, communications, product profitability and the regulatory compliance of products and services.

Telecommunications Operations

Telecommunications Operations, as part of T-Systems Business Services business unit, manages the development, construction and operation of T-Systems’ German and international service platforms, based on transport capacity leased primarily from T-Home and, to a lesser extent, from other providers.

T-Systems’ service platforms include:

•	IP MPLS—delivers advanced IP services and features, including VPNs for business customers;

•	ATM/Frame Relay—used as transport technologies through which specific services in customer networks are offered;

•

VoIP—T-Systems operates an international IP-based voice platform for advanced Voice over IP products for business customers. This platform also provides the gateway function to legacy PSTN/ISDN Services;

•	Managed Leased Line Systems—provides transport capacity with less than 2 Mbit/s in Germany; and

•	Ethernet Platform—based on T-Home’s or other providers’ aggregation and access network for end-to-end ethernet VPN services and LAN-to-LAN connections.

TC Operations also provides value added services through IP-based platforms, including:

•

Remote dial-in and Client Encryption—designed to give mobile and non-permanent users an easy and secure access to their companies’ Intranet through private dial and secure Internet access technologies;

•	Security Services—modular security solutions, as well as customized solutions and firewall services;

52

•	Shared Internet Access Services—primarily proxy services based on different access rates and technologies; and

•	Managed Hosting Services—for server based solutions, applications and web services.

Approximately 74% of TC Operations’ assets are comprised of technical facilities mainly consisting of active network equipment and approximately 17% are comprised of intangible assets mainly consisting of software licenses with the remaining 9% comprised of assets under construction, furniture and office equipment as well as leasehold improvements.

Media & Broadcast

Media & Broadcast is the largest broadcast network operator and broadcast service operator in Germany in terms of revenues and has an outstanding expertise in systems-equipment technology and digital broadcasting transmitters. Its customers comprise national public and commercial broadcasters, television production companies and international broadcasters. In Europe, Media & Broadcast is one of the leading providers of broadcast services in terms of revenues. As of December 31, 2007, Media & Broadcast’s broadcast network in Germany comprised more than 3,000 analog television and radio transmitters/inverters, and more than 500 digital television and radio transmitters.

As part of our divestiture strategy, Media & Broadcast was sold to Télédiffusion de France for a purchase price of EUR 850 million on January 15, 2008.

Many of these services are delivered via Media & Broadcast’s own infrastructure. Media & Broadcast’s main service, and its primary source of revenues, is television and radio network services, which include the planning, installation, monitoring, maintenance, troubleshooting and operation of terrestrial television and radio transmission equipment.

Media & Broadcast’s satellite services include the marketing and delivery of satellite capacity, and the provision and operation of uplinks and downlinks.

In addition, Media & Broadcast services include temporary transmission lines as well as permanent transmission links. T-Systems expects its business relationship with Media & Broadcast to continue.

Enterprise Services

Systems Integration

Systems Integration (SI) provides advice and assistance for a company’s entire “plan-build-run” lifecycle. Through its ICT solutions, SI increases the flexibility of its customers’ business processes. Its primary focus is on solution design and architecture, IT projects (e.g., solution implementation, along with development projects, including software and platform development, re-engineering and migration), and solution and application development, including testing and application lifecycle services. The focal points of SI’s business model are:

•

“Industrialization”—relates to the introduction of uniform processes, general standards, methods and tools and enhancing the re-usability of modular solutions. It is also defined by the maintenance of low-cost structures at production sites. For this reason, T-Systems’ SI business unit has established sourcing platforms in countries such as India, Russia, Hungary and Brazil in order to provide local and offshore capabilities.

•

“Verticalization”—SI’s business is an integrated part of the T-Systems ICT portfolio strategy and mainly focused on five industries: Telecommunications, Automotive, Manufacturing, Public and Services. Cross industry services are provided by separate application development-, service and testing factory units within SI. This concentration on specific competencies enhances the quality of activities to achieve best in class process consulting, project and application services delivery.

•

“Internationalization”—through SI, an international delivery network has been established to provide sales and services to international customers by offering them tailored, efficient solutions and service components.

IT Operations

IT Operations is responsible for providing services relating to customer IT infrastructure, including computing services, desktop services, application services and telecommunications services. IT Operations’ services are offered to new and existing customers through Enterprise Services’ Sales & Service Management service unit.

IT Operations provides the personnel, servers and infrastructure necessary to operate the IT functions of T-Systems’ customers. IT Operations is represented in a large number of locations throughout Germany and the world. As of December 31, 2007, IT Operations had a total of more than 17,000 employees, of whom approximately two-thirds were based in Germany.

IT Operations comprises three main service lines: Desktop Services & Solutions, Computing Services & Solutions and Business Process Outsourcing. Desktop Services & Solutions delivers, operates and maintains desktop systems for customers, while Computing Services & Solutions operates data centers for customers and manages the systems and applications, which run in these data centers. Business Process Outsourcing operates solutions that support customers’ business processes, taking “end-to-end” responsibility for those processes.

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

Through Desktop Services & Solutions, IT Operations also ensures the proper operation of the workstations and services hardware and software products provided. As of December 31, 2007, more than 1,400,000 workstations were serviced through Desktop Services & Solutions. Help-desk services are primarily provided through the Services Office platform and the Call Center Platform Management (CCPM) services. The Services Office platform supports one of the largest and most sophisticated Microsoft Exchange applications worldwide, with more than 300,000 mailboxes as well as file, fax and SMS services. CCPM includes services that are required for the smooth operation of a call-center platform.

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

Seasonality

The revenues of the Business Customers operating segment are not materially affected by seasonal variations. However, its revenues may be subject to quarterly fluctuations depending on sales cycles (currently ranging between six and 18 months) and the purchasing patterns and resources of its customers, which are subject to general economic conditions and, therefore, difficult to predict. Accordingly, revenues received in a particular quarter may not be indicative of future revenues to be received in any subsequent quarter.

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

Dependence on Intellectual Property

We do not believe that the Business Customers operating segment is dependent on any individual patents, licenses or industrial, commercial or financial contracts. However, Business Customers is subject to third-party software licenses in connection with the services it provides to its customers. Any breach, violation or misuse of third-party software licenses could result in additional costs with respect to the particular projects that are the subject of such licenses.

Dependence on Material Contracts

Business Customers intends to become less dependent on internal customers (i.e., other Deutsche Telekom Group companies) and to improve its market position with respect to external customers. In 2007, the other Deutsche Telekom Group companies accounted for approximately 25.2% of Business Customers’ total revenues, compared to 27.7% in 2006 and 29.0% in 2005. No other customer accounted for a significant portion of Business Customers’ total revenues in 2007.

Competition

T-Systems operates in markets that are subject to intense competitive pressures, and the overall market has been characterized by consolidation and increased concentration during the past year. T-Systems faces a

55

significant number of competitors, ranging in size from large IT and telecommunications providers to an increasing number of relatively small, rapidly growing and highly specialized organizations. T-Systems believes that its combination of ICT service and solutions, performance, quality, reliability and price are important factors in maintaining a strong competitive position.

T-Systems holds different market positions (based on total revenues) in different regions of the world. In Germany, T-Systems believes it is still the market leader in 2007 in the IT and telecommunications areas. In Western Europe, T-Systems was one of the five largest vendors in 2007, together with IBM Global Services, Accenture, CapGemini, and HP Services with respect to IT services including intersegment revenues of T-Systems, and one of the four largest companies, together with BT Global Services, France Télécom and Telefónica, in the telecommunications industry. Globally, T-Systems ranked among the top 20 IT and telecommunications companies. T-Systems’ global IT competitors include IBM Global Services, EDS, Fujitsu Services, HP Services, Accenture, CSC, Atos Origin and Capgemini. In the telecommunications area, T-Systems competes globally with AT&T (Business), Verizon (Business), NTT, France Télécom (Enterprise) and BT Global Services.

Competition in the telecommunications markets in which T-Systems competes is very intense, both in Germany and globally. The market is characterized by substitution of legacy services (voice and data) by IP and mobile services and by strong pricing pressures. The competitive landscape over the past several years has been characterized by market participants attempting to reduce their indebtedness and increase their profitability through strategic refocusing and concentration on IP services, fixed-mobile convergence and network-centric ICT solutions. Additionally, consolidation (primarily in the U.S. market) in the ICT market has increased the competitive landscape. T-Systems expects this strategic refocusing to continue in 2008 and therefore expects similarly fierce competition.

Competition is also intense in the information technology area. The current market is characterized by strong pricing pressures, reduced customer IT budgets, prolonged customer sales cycles and aggressive competition from offshore providers. As a result of these competitive pressures, many companies, including T-Systems, are attempting to maintain or expand market share through improved productivity, cost-cutting and efficiency measures. This situation has also led to a consolidation in the IT sector, which T-Systems expects to continue for the foreseeable future. In addition, T-Systems expects that the global IT services markets recovery will continue in 2008, but competition will likely remain intense.

Group Headquarters and Shared Services

General

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group. Group Headquarters functions include those performed by many of our central departments, such as treasury, legal, accounting and human resources. Operating functions not directly related to the core businesses of our operating segments are considered shared services functions. These functions also include, among others, the management and servicing of our real estate portfolio (primarily within Germany), fleet management and Vivento. Since the beginning of 2007, Group Headquarters and Shared Services has also included the shared services and headquarters functions of Magyar Telekom. Although many of the Group Headquarters and Shared Services functions are legally part of Deutsche Telekom AG, we manage Group Headquarters and Shared Services as though it were a separate legal entity.

Principal Activities

The real estate unit is, based on total and net revenues, the largest shared service within Group Headquarters and Shared Services. The real estate unit is responsible for managing our real estate portfolio, renting commercial real estate and providing facility management services for our Group, primarily in Germany. Our real estate operations are conducted through various subsidiaries and affiliates and include:

•	the internal and external Group leasing and rental business;

•	the power supply and air conditioning solutions business related to our telecommunications facilities;

•	facility management services;

•	real estate management for Magyar Telekom and Slovak Telekom, as well as third parties in Hungary and Slovakia; and

•

the operation, management and servicing of our radio transmission sites, such as our radio towers and transmitter masts in Germany (primarily used in mobile, radio and satellite communications, as well as for television broadcasting).

In the second quarter of 2007, we sold our remaining minority stake in Sireo Real Estate Asset Management GmbH of 25.1% to a former co-shareholder, Corpus Immobiliengruppe GmbH & Co. KG. For more information about our real estate portfolio and management activities, see “—Description of Property, Plant and Equipment—Network Infrastructure—Real Estate.”

Vivento was established in 2002 with the goal of efficiently implementing our staff restructuring measures in a socially responsible manner. Through Vivento, displaced workers are retrained and equipped with new employment qualifications for permanent redeployment within the Deutsche Telekom Group or with external employers, or for project and temporary assignments. In addition to individual placements, Vivento staffs major projects and workforce-intensive operations and services. To create further employment opportunities, Vivento operates its own business lines. At the beginning of 2004, Vivento commenced providing call center services primarily to some of our Group companies and, to a lesser extent, to third parties. These call center operations consist of a portion of the former call center operations of Broadband/Fixed Network, as well as those of Vivento Customer Services GmbH, which was established in the first quarter of 2004.

Vivento Customer Services provides customer-relationship services, including call center and back-office services, within the Group as well as to third parties. As of December 31, 2007, Vivento Customer Services employed approximately 2,600 people. In addition, approximately 900 people from Vivento were employed by Vivento Customer Services on a temporary basis as of that date. In the first quarter of 2007, we sold seven call center locations of Vivento Customer Services, including a total of approximately 1,200 jobs, to external companies. As of April 1, 2007, two call center locations were transferred to walter services ComCare. Five call center locations were transferred to the arvato group as of May 1, 2007. At the beginning of 2008, we sold five additional call center locations of Vivento Customer Services to the arvato group. The transfer of these call centers and the approximately 600 employees associated with them will be effective as of March 1, 2008.

In July 2004, Vivento set up a further business line by establishing Vivento Technical Services GmbH, which offers installation and after-sales services in the field of technical infrastructure within and outside the Group. As of December 31, 2007, Vivento Technical Services had approximately 1,900 employees, and a further 300 were temporary staff from Vivento. In October 2007, Deutsche Telekom and Nokia Siemens Networks signed a strategic partnership agreement, an essential part of which is the transfer of operations of Vivento Technical Services to Nokia Siemens Networks as of January 1, 2008. In connection with the transfer of operations, approximately 1,600 employees were transferred to Nokia Siemens Networks.

During 2007, approximately 1,700 of our employees were transferred to Vivento. As of December 31, 2007, a total of approximately 38,600 employees have been transferred to Vivento since its creation. Approximately 70% of these employees were transferred from Broadband/Fixed Network, both as part of Broadband/Fixed Network’s program to increase its efficiency, and through the transfer of some Broadband/Fixed Network operations to the Vivento business lines. The remaining transferred employees were either apprentices who had finished their professional training within the Group, but had not obtained full-time employment, or came from the other Deutsche Telekom operating segments.

At December 31, 2007, a total of approximately 28,300 employees had left Vivento since its formation, of which approximately 5,000 left during 2007. About 77% of these employees were external placements. As of December 31, 2007, approximately 10,200 employees were in Vivento, of which approximately 600 were permanent staff, approximately 5,200 were employees of the Vivento business lines and approximately 2,900 were engaged on a temporary or contract basis within or outside of the Group.

In 2008, Vivento will focus on our capacity management program in order to support further staff restructuring measures within the Deutsche Telekom Group. This program intends to create further external employment opportunities, especially for civil servants in the public sector.

The following table provides information regarding Vivento’s employee structure and movements for the periods presented:

	2007(1)	2006(1)	2005(1)
Number of employees transferred to Vivento	1,700	2,700	2,400
Number of employees that have left Vivento	5,000	4,400	6,100
Total number of employees in Vivento as of year-end	10,200	13,500	15,300
of which: Operational staff of Vivento	600	700	700
of which: Number of employees in business lines	5,200	7,200	7,200

(1)	Figures have been rounded to nearest 100.

Our fleet management company, DeTeFleetServices GmbH, provides fleet management and mobility services, with approximately 42,000 vehicles provided to our Group companies and affiliates within Germany. DeTeFleetServices also generates net revenues from third parties through its sale of used fleet vehicles and, to a limited extent, through fleet management services to third parties. The majority of third party customers are former affiliates of Deutsche Telekom that were sold.

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

T-Venture Holding GmbH is also included in Group Headquarters and Shared Services. T-Venture’s mission is to scout new products, technologies and services and to acquire access to them on our behalf. Accordingly, a central corporate fund has been established for this purpose, in addition to the individual investments that can be made by our operating segments.

The Telekom Training unit is responsible for providing professional training and qualification services for our employees within Germany. This unit also provided training for approximately 10,400 apprentices during 2007.

Group Headquarters and Shared Services also includes the establishment and maintenance of international intellectual property rights for the Deutsche Telekom Group, including all Telekom brands.

INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)

Innovation Strategy

In 2007, we continued to focus our research and development strategy on the introduction of innovative products for our customers, based on their current and future requirements. The idea of connectivity, whether at home, on the move or at work, provides the central basis for the future design of our product categories, including our three core product categories—voice/messaging, high-speed Internet and IPTV.

In 2007, we continued to concentrate our research activities based on the “5i” strategy, which comprises the following five focus fields, reflecting our strategic innovation portfolio and development priorities:

•	Inherent Security—offers our customers network-related security solutions.

•	Intuitive Usability—seeks to make complicated services and functions more user friendly.

•	Intelligent Access—aims to offer customers the best service available without requiring the user to manually select the network services and access.

•	Integrated Service Components—promotes the appropriate connection and interaction of many multimedia and service devices to one another.

•	Infrastructure Development—creates the technological basis needed to meet bandwidth, mobility and security requirements in a cost-effective manner for our Group and customers.

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

Research & Development

Our innovation activities are currently managed by our Product & Innovation Department, which is responsible for innovation strategy, innovation management across the Group, innovation marketing, Group-wide research and development and corporate venture capital. This department focuses primarily on issues that are relevant to all operating segments. The operating segments are primarily responsible for product innovations that are close to market launch, i.e., within a development lead time of up to 24 months.

In addition to the Product & Innovation Department, Deutsche Telekom Laboratories and T-Venture support the implementation of our innovation strategy. Deutsche Telekom Laboratories acts as a central research and development unit. T-Venture, a venture capital company, finances and supports innovative new companies in the telecommunications and IT sectors.

Deutsche Telekom Laboratories

Launched in 2005, Deutsche Telekom Laboratories established itself as a central research and development institute and an international science institution. Deutsche Telekom Laboratories is divided into the Innovation Development Laboratory and the Strategic Research Laboratory. Both areas are organized to support the transfer of knowledge and findings from academic research into product design with our operating segments.

The Innovation Development Laboratory has assumed the role of general contractor for applied research and development. On the basis of the five innovation areas described above, it manages our R&D portfolio. It develops and assesses innovative ideas, implements test environments, assists with demonstrations and prototypes, and develops business models. It then transfers results to the operating segments for further review and development.

The Strategic Research Laboratory carries out long-term, applied fundamental and technology research and provides important basic insights for the development of innovative products and solutions. To achieve this, we have worked closely with the Berlin Technical University.

Research and Development Expenditures

In 2007, our expenditures on experimental, explorative, and pre-production research and development were EUR 0.2 billion (2006: EUR 0.2 billion; 2005: EUR 0.2 billion). Typical research and development activities included the development of new data-transmission processes and innovative telecommunications products. In 2007, investment in internally generated intangible assets to be capitalized amounted to EUR 0.3 billion (2006: EUR 0.3 billion; 2005: EUR 0.2 billion). These investments related primarily to internally developed software. As in previous years, the vast majority of this amount was attributable to the Broadband/Fixed Network, Mobile Communications Europe and Mobile Communications USA operating segments. In 2007, over 2,200 employees were involved in projects and activities to create new products and market them efficiently to customers.

Intellectual Property

In the market for mobile and fixed network telephony, intellectual property rights play an extremely important role, both nationally and internationally. For this reason, we focus intensively on in-house development and third-party acquisition of such rights.

In 2007, we filed 542 patent applications worldwide, a slight decrease compared to 2006. We held 5,800 intellectual property rights (inventions, patent applications, patents, utility models, and design models) as of the end of 2007 (2006: 5,663; 2005: 6,686). The portfolio of rights is reviewed on a regular basis, and those rights that are no longer relevant are eliminated. Management of these intellectual property rights is governed by strict cost-benefit considerations.

60

ACQUISITIONS AND DIVESTITURES

The following table presents each of the principal acquisitions and divestitures made by us during our last three fiscal years:

Year	Segment(1)	Event	Amount
			(billions of €)
2007	Mobile Communications Europe	Acquisition of Orange Nederland(1)	(1.3)
2007	Broadband/Fixed Network	Purchase of shares in Immobilien Scout GmbH	(0.4)
2007	Broadband/Fixed Network	Sale of T-Online France S.A.S.	0.5
2007	Broadband/Fixed Network	Sale of T-Online Spain S.A.	0.3
2007	Broadband/Fixed Network	Sale of TBDS, (Tower Broadcasting & Data Services), Slovakia	0.1
2007	GHS	Sale of real estate(2)	0.1
2006	Mobile Communications Europe	Purchase of shares in PTC(3)	(0.6)
2006	Business Customers	Purchase of shares in gedas	(0.3)
2006	Mobile Communications Europe	Purchase of shares in tele.ring	(1.3)
2006	Broadband/Fixed Network	Exchange of shares of Deutsche Telekom AG for shares of T-Online International AG(4)	(0.8)
2006	GHS	Sale of real estate	0.4
2005	Broadband/Fixed Network	Purchase of shares in Crnogorski Telekom	(0.1)
2005	GHS	Sales of shares in DeASat S.A.	0.1
2005	Mobile Communications Europe	Purchase of shares in CMobil	(0.1)
2005	GHS	Sale of real estate	0.2
2005	GHS	Sales of shares in Intelsat, Ltd.	0.1
2005	Mobile Communications Europe	Sale of remaining shares in MTS	1.2
2005	Broadband/Fixed Network	Purchase of additional shares of T-Online International AG	(1.8)
2005	Broadband/Fixed Network	Sale of shares in comdirect bank AG (“comdirect bank”)	0.2

(1)	As part of our acquisition of Orange Nederland, we also acquired Orange Nederland Breedband B.V., a provider of broadband Internet lines and other Internet-based services in The Netherlands. We expect to sell our interest in Orange Breedband in the near future.
(2)	In 2007, we entered into agreements for the sale of properties in the aggregate amount of EUR 113.2 million. Of the EUR 433.5 million in proceeds we received in 2007, EUR 93.9 million related to properties transferred in 2007 and EUR 339.6 million related to transactions in 2006 and prior years.
(3)	Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by pending legal proceedings. For more information on PTC, see “Item 8. Financial Information—Legal Proceedings” and “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”
(4)	In June 2006, we issued 62.7 million of our shares in exchange for the remaining shares of T-Online in connection with the completion of the merger of T-Online International AG into Deutsche Telekom AG, which shares had a fair value of EUR 0.8 billion. In August 2006, we repurchased 62.7 million of our shares in the market, which shares were retired to avoid dilution as a result of the issuance of shares in connection with the merger.

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

The E.U. Regulatory Framework

General

Between 1989 and 2001, the European Union introduced a number of liberalization and harmonization directives as well as recommendations regarding open and efficient access to, and the use of, public telecommunications networks and services. These were intended to open monopolistic markets and to harmonize technical interfaces, usage conditions, and mandatory minimum service standards for all fixed-line users and to provide a general framework for tariffs throughout the European Union. At the end of 1999, the European Commission initiated a review of the E.U. telecommunications regulatory framework, focusing on the development of competition in the telecommunications sector and the increasing convergence of media, telecommunications and information technology. In 2002, the European Union adopted several legislative measures, which included a general framework directive and four specific directives regarding the following topics (collectively constituting the “E.U. Framework”):

•	access to, and interconnection of, electronic communications networks;

•	mandatory minimum service standards for all users (universal service obligations) and users’ rights;

•	authorization and licensing regimes;

•	telecommunications data protection; and

•	a regulatory framework for radio spectrum policy in the European Union.

The directives are, among other things, intended to:

•	establish the rights, responsibilities, decision-making powers and procedures of the national regulatory authority (“NRA”) in each E.U. Member State and the European Commission;

•	identify specific policy objectives that NRAs must achieve in carrying out their responsibilities; and

•	provide that operators with significant market power in defined electronic communications markets can be subject to certain obligations.

Since the most significant part of our business is undertaken in the European Union, our operations are to a large extent subject to the E.U. Framework on telecommunications regulation. E.U. Member States are required to enact E.U. legislation in their domestic law and to take E.U. legislation into account when applying domestic law. In each E.U. Member State, a NRA is responsible for enforcing the national telecommunications laws that are based on the E.U. Framework. NRAs generally have significant powers under their relevant telecommunications acts, including the authority to impose network access and interconnection obligations, and to approve or review the charges and general business terms and conditions of providers with “significant market power.” In general, a company can be considered to have significant market power if its share of a particular market exceeds 40%. NRAs also have the authority to assign wireless spectrum and supervise frequencies and to impose universal service obligations.

The European Commission supervises the NRAs and formally and informally influences their decisions in order to ensure the harmonized application of the E.U. Framework throughout the European Union. Companies can challenge decisions of the relevant NRA before national courts. Such legal proceedings can lead to a decision by the European Court of Justice, which is the ultimate authority on the correct application of E.U. legislation.

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

Under the E.U. Framework, the European Commission periodically issues a market “recommendation,” which is a list of telecommunications markets that it considers susceptible to sector-specific regulation. NRAs must take this list of markets into account when defining the markets that are to be analyzed for the existence of competitive restraints. If a NRA finds that a market is not competitive, it establishes which providers have significant market power in this market and may impose certain measures prescribed by statute.

In February 2003, the European Commission issued its first recommendation, which related to the retail markets for fixed-line public telephone service and leased lines, as well as the wholesale markets for the unbundled local loop, fixed network interconnection, leased lines, broadband access, mobile voice call termination, mobile access and call origination, international roaming, and broadcasting transmission services. We have been designated as an operator with significant market power in almost all of these markets in Germany. Future market analyses by NRAs have to consider a new recommendation of the European Commission issued in November 2007 as described in “—Legislative Developments” below.

NRAs may analyze additional markets not included in the E.U. recommendation if justified by special national circumstances. NRAs are required to conduct market analyses on all communications markets included in the European Commission’s recommendation, as well as those that the NRAs have decided to include within the scope of sector-specific regulation in agreement with the European Commission. All NRA market analyses are subject to the supervision of the European Commission and can be challenged if the European Commission does not agree with the NRA’s findings.

In addition to the European Commission’s recommendation, there is a separate E.U. regulation on unbundled access to the local loop, which became effective in January 2001. It contains the obligations to provide full unbundled access to copper-paired wire lines, as well as unbundled access to the high-frequency spectrum of those lines (line-sharing). Since each member state has specifically addressed local loop unbundling by individual regulatory measures under the framework, the new E.U. proposals to amend the regulatory framework as described below provide for the termination of the separate E.U. regulation on local loop unbundling. Unbundling has led to a considerable loss of our market share. For detailed effects of unbundling obligations, see “—German Telecommunications Regulation—Interconnection” below.

Additional E.U. legislation that may materially affect our business is discussed in the subsequent sections on broadband and fixed network regulation and mobile communications regulation.

Legislative Developments

Under the E.U. Framework, the European Commission must regularly review its market recommendation. In November 2007, the European Commission issued the second version of its market recommendation, which now has to be considered by NRAs when analyzing telecommunications markets. The new version of the market recommendation reduced the number of markets to be reviewed from 18 to 7. In particular, most retail markets have been removed from the list of markets that are susceptible to telecommunications regulation. However, the most important retail market relating to retail access to the fixed telephone network remains subject to such regulation. Further, some wholesale markets are now described in a broader manner. For example, the market for local loop unbundling is no longer restricted to metallic loops. Whether these broader definitions lead to an expansion or a reduction of regulation is difficult to predict at this time. The new market recommendation primarily relates to the retail market for access to the public telephone network at a fixed location, wholesale markets for call origination of fixed telephone networks, call termination of individual fixed networks, network infrastructure access (including shared or fully unbundled access ) at a fixed location, broadband access, terminating segments of leased lines, and voice call termination on individual mobile networks.

In addition, the entire E.U. Framework is subject to a review currently in progress. The European Commission has issued proposals to amend the current framework, which must be accepted by the European Parliament and the Council of Ministers before becoming legislation. These proposals do not include any deregulation efforts. Instead, the European Commission has proposed establishing a regulatory agency at the E.U. level, and to extend veto rights of the European Commission with respect to an NRA decision. Furthermore, the European Commission proposes to provide NRAs the power to separate the network operations of providers with significant market power from the service business of such providers in certain circumstances. In 2008, the European Parliament will debate these proposals. Any changes to the framework would become effective following their transposition into national law. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the changes being adopted by the European Union, the manner in which revised directives are subsequently implemented in the E.U. Member States, and how the revised regulatory framework will be applied by the respective NRA.

Infringement Proceeding Against Germany

In September 2007, the European Commission launched an infringement proceeding against Germany relating to legislation that in principle excludes new markets from telecommunications regulation. This legislation was adopted in January 2007 with the intent to foster innovation and investments in new infrastructures. In the event of access and price regulation in these new markets, both the incumbent network operator and new entrants will have a reduced incentive to invest in new infrastructures. The European

64

Commission, however, regards the new market rule as restricting the discretionary powers of the Federal Network Agency in contravention of E.U. Directives. Since this new rule has not yet been applied, we do not expect the infringement proceeding to affect our business. However, the general notion of the new market rule to foster investments by non-regulation was an important basis for our decision to invest in new fiber optical broadband access networks in Germany (see “—German Telecommunications Regulation—Interconnection” below). This infringement proceeding may take several years to resolve.

Media Regulation

Although regulation of broadcast media and media content has not materially affected our business, as traditional telecommunications services and media services increasingly converge through products such as triple-play, media regulation may become increasingly important to our business. For example, in Germany we currently offer IPTV to our high-speed broadband customers, as well as mobile TV services to customers of T-Mobile Deutschland. There are already several regulations related to media services and platforms. A further notification obligation for broadcasting platforms will become effective on September 1, 2008 in Germany. This new legislation will result in regulations relating to the selection of broadcasting programs transmitted over such platforms (e.g., “must carry” obligations), and may also affect the contractual conditions for such transmissions. Moreover, the new legislation can be interpreted to suggest that in Germany we are restricted in producing our own TV and radio programs as long as a significant part of our shares is controlled by the German government.

Other E.U. regulation requires TV set top boxes to have either no encryption technology or a common scrambling algorithm. The set top boxes we use for our German IPTV services rely on a special digital rights management technology that might not be entirely compatible with the common scrambling algorithm. However, the Federal Network Agency has initially granted us a preliminary exemption from this regulation until July 2007, and the recently amended Telecommunications Act now explicitly allows for further exemptions. Until now, the Federal Network Agency has not decided this issue. If the current legislation is ultimately determined to apply to our set top boxes, this could result in our set top boxes not being in compliance with the legal requirements. Modification of the current digital rights management technology could prove costly and some features of our IPTV service may be discontinued.

Competition Law

The European Union’s competition rules have the force of law in all E.U. Member States. The main principles of the E.U. competition rules are set forth in Articles 81 and 82 of the European Community Treaty (“E.C. Treaty”) and in the E.U. Merger Regulation (the “Merger Regulation”). In general, the E.C. Treaty prohibits “concerted practices” and all agreements that may affect trade between Member States and which restrict, or are intended to restrict, competition within the European Union, and prohibits any abuse of a dominant position within the common market of the European Union, or any substantial part of it, that may affect trade between Member States. The European Commission enforces these rules in cooperation with the national competition authorities, which may also directly enforce the competition rules of the E.C. Treaty. In addition, the national courts have jurisdiction over alleged violations of E.U. competition law.

The Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds are to be submitted to the European Commission for review, rather than to the national competition authorities. Under the amended Merger Regulation, concentrations will be prohibited if they significantly impede effective competition in the common European market, or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position.

In addition, all E.U. Member States (and other jurisdictions in which we operate, such as the United States) have legislation in place, which is substantially similar to the E.U. competition rules. Thus, in markets where we are dominant, our ability to practice business freely and to establish our own prices can be restricted. Moreover, our opportunities to cooperate with other companies, or to enhance our business by fully or partially acquiring other businesses, can also be limited. In Germany, the authority responsible for the application of competition law is the Federal Cartel Office (Bundeskartellamt). For information regarding specific competition cases in which we are involved, see “Item 8. Financial Information—Legal Proceedings.”

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

We believe that, for the foreseeable future, the Federal Network Agency is likely to view us as a provider with significant market power in various German markets for public voice telephony services in the fixed network and in other markets, including most of those in which we held monopoly rights in the past. Additionally, we have been determined to be a provider with significant market power in the German market for mobile voice call termination. We expect that the strict regulatory provisions of the Telecommunications Act relating to providers with significant market power will be applied to our activities in those markets also in the future. Considering that in many markets our competitors are unlikely to gain significant market power in the near future, we expect that we will have to compete in important markets with providers not subject to those regulatory obligations. Therefore, these competitors may have more flexibility than we have in terms of the selection of services offered and customers served, pricing and the granting of network access.

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

Data Retention

On January 1, 2008, new rules on data retention for law enforcement purposes entered generally into force. This legislation implements an E.U. directive which came into force in 2006. The new requirements result in additional investment and recurring annual costs for us. The new rules oblige us to store certain data for six months which is the minimum period the E.U. directive requires. At present, it is unclear to what extent our costs for telecommunication’s surveillance will be compensated in the future. Currently, there are discussion in the German parliament, to increase the compensations for surveillance obligations.

Interconnection

Fixed-Fixed Interconnection

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

On March 30, 2007, the Federal Network Agency reduced the monthly line rental charges we are allowed to charge our competitors, from EUR 10.65 to EUR 10.50. These charges are valid for the period from April 1, 2007 to March 31, 2009. On July 29, 2007, the Federal Network Agency also decided to reduce the one-time activation (takeover of an existing line) charge for subscriber line rental we are allowed to charge our competitors by approximately 16%, to EUR 36.19 for the most common type of subscriber line (copper wire pair with high bit-rate use). The corresponding cancellation charges have been reduced as well. In cases in which a customer switches to another carrier, or returns to us, the charges were reduced to EUR 5.21. These amended activation and cancellation charges are valid until June 30, 2008. Due to the importance of customer line rental to our wholesale business, these reductions will have negative effects on revenues.

Since January 2001, we have been offering line sharing (i.e., using a single access line for multiple purposes, including sharing access with competitors) in accordance with E.U. requirements. On July 29, 2007, the Federal Network Agency reduced the monthly line sharing charges from EUR 2.31 to EUR 1.91. This decision was based on a finding of a decrease in overhead costs and a rejection of certain cost-allocation factors. Further, the Federal Network Agency decided on the one-time activation charges for the provision of line sharing, which will be reduced to EUR 44.73. Another reduction concerns the one-time cancellation charges for line sharing, which were lowered to EUR 7.67 and EUR 48.65, respectively (with/without switching the end customer’s access to another carrier using line sharing). The amended tariffs are valid until June 30, 2008.

On December 20, 2007, the Federal Network Agency decided on our reference offer for access to unbundled local loop. We now have to pay penalties in the event of delayed provision or delayed fault repair.

Following requests from competitors, the Federal Network Agency is currently investigating whether we are abusing our dominant market position by delaying the handling of competitors’ requests for local-loop unbundling. The outcome of this investigation is uncertain, but it can result in obligations to significantly expand capacities to handle such requests.

In June 2007, the Federal Network Agency updated its regulatory order relating to local loop access. In addition to existing obligations (access to the local loop, co-location, ex-ante rates approval), we must also provide access to cable ducts and, under certain conditions, dark fiber and co-location within the street cabinets. We have initiated legal proceedings against this obligation and filed for a preliminary order to suspend the execution of the obligation until the Administrative Court has ruled on the issue. In its preliminary order of January 18, 2008, the Administrative Court upheld the obligations of the Federal Network Agency. A decision in the main proceeding is expected during the first half of 2008.

Broadband Access—Bitstream

In the market analysis for wholesale broadband access services, we were determined as having significant market power and, therefore these markets are subject to regulation described below. The Federal Network Agency divided the broadband wholesale services market into separate IP Bitstream Access and ATM Bitstream Access markets.

IP Bitstream

For the IP Bitstream Access market, the Federal Network Agency issued a regulatory order in September 2006. According to the order, we are obliged to offer IP broadband access to our competitors and the rates are subject to prior approval by the Federal Network Agency. In accordance with this order, we had published our reference offer for broadband access on December 13, 2006. This offer is based to a large extent on a combination of existing wholesale products (Wholesale DSL and T-ZISP). However, on August 28, 2007, the Federal Network Agency issued an initial decision obligating us to alter our reference offer to include symmetric DSL access (SDSL) and unbundled DSL access (i.e., without PSTN phone access). Furthermore, we have to provide certain transmission quality levels sufficient for the provision of IP-based voice services.

In accordance with this initial decision, we published a revised reference offer on September 28, 2007, which is currently being reviewed by the Federal Network Agency and our competitors. A final decision by the Federal Network Agency is expected in the spring of 2008. The introduction of IP Bitstream Access as a wholesale product is not expected before April 2008.

IP Bitstream Access will enable our competitors to offer all IP-access throughout Germany.

Competitors’ requests for VDSL access were dismissed. This decision was not based on the finding of VDSL constituting a new market (and thus not being regulated, in accordance with the German Telecommunications Act), but was based on the reasoning that our VDSL products did not fall within the scope of the underlying regulatory order of September 2006, which concerned DSL access up to the standard of ADSL2+ (maximum 16 Mbit/s).

ATM Bitstream

Since March 7, 2007, we are obligated to provide ATM bitstream access, the prices for which will be subject to retroactive approval of the Federal Network Agency. A reference offer for ATM bitstream access had been published on June 8, 2007. However, since negotiations with our competitors are ongoing, the Federal Network Agency has temporarily suspended its proceedings.

In January 2008, we presented a new reference offer for ATM bitstream access that reflects the results of the negotiations with our competitors. On the basis of this offer, the Federal Network Agency will now resume the examination proceedings. A final decision on the reference offer and proceedings for the retroactive price control can be expected during the first half of 2008. The introduction of ATM bitstream access as a wholesale product is not expected before June 2008.

We are currently preparing price applications for IP bitstream access, stand-alone bitstream access, and the wholesale broadband product T-ZISP, to be submitted to the Federal Network Agency for approval. The outcome of the examination by the Federal Network Agency is uncertain. There can be no assurance that the prices the Federal Network Agency approves for these products will not be below the current level for DSL wholesale products and therefore result in pressure on retail prices.

Broadband Access—DSL Resale

Besides unbundled local loop access and line sharing, we offer our Resale DSL product to our competitors on a voluntary basis.

Since August 2006, we have offered our Wholesale DSL product on the basis of fixed prices for bandwidths of 1, 2, 6 and 16 Mbit/s. This has resulted in considerable price reductions compared to the Resale DSL product (which is offered to competitors at a 20% discount to the retail price). Most ISPs have therefore already switched from Resale DSL to Wholesale DSL. Other competitors offering DSL access on the basis of carrier line sharing or unbundled local loop provided by T-Home, however, have submitted complaints to the Federal Network Agency alleging that they cannot match the low DSL retail prices offered by competitors on the basis of our Wholesale DSL product. They allege that we are engaging in price dumping or predatory pricing because the prices we are charging for Wholesale DSL are lower than the costs for a competitor offering a product based on carrier line sharing. In addition, they allege that there is no “consistency” between the prices charged for carrier line sharing, unbundled local loop and Wholesale DSL. So far, the Federal Network Agency has decided not to open a proceeding at this time. However, the Federal Network Agency made clear that Wholesale DSL is under close observation and that proceedings might be initiated in the future.

Retail Regulation

On June 23, 2006, the Federal Network Agency had imposed on us the obligation to disclose to it any retail pricing measures within the markets for access to the public telephone network, as well as the markets for publicly available local and national telephone services provided at a fixed location for residential and non-residential customers, including VoIP services, two months before they become effective. However, this obligation generally does not apply to bundled products containing regulated and non-regulated services if the obligation has been met regarding the regulated components of the bundle, the regulated components are still offered unaltered on a stand-alone basis, and the difference between the price of the bundle and the sum of the prices of the regulated components is at least equal to the costs of the non-regulated components.

However, on September 5, 2007, the administrative court in Cologne rescinded this obligation with regard to national fixed-to-fixed-calls for VoIP services. This increases our ability to react quickly to market changes.

The Federal Network Agency has determined that we are a provider with significant market power for the markets for national fixed-to-mobile calls. In December 2007, the Federal Network Agency imposed on us the obligation to disclose to it any retail pricing measures within the market for national fixed-to-mobile calls (excluding VoIP services) two months before they become effective. National fixed-to-mobile calls for VoIP services are still subject to ex-post regulation measures. Therefore, in general, these obligations to provide pricing measures two months prior to effectiveness will delay our ability to react quickly to market changes.

The Federal Network Agency still does not classify VoIP as a “publicly available telephone service,” which would imply an emergency services obligation. However, with the further development of VoIP, and the increasing use of this nomadic service, the Federal Network Agency has requested all market participants to submit proposals for a technical solution to the emergency services problem.

The broadband access tariffs, as well as the broadband and narrowband service tariffs, that we offer to retail customers are not subject to regulation under the Telecommunications Act. However, these tariffs are indirectly affected by the regulation of wholesale tariffs for these services and will be taken into account by the Federal Network Agency in a review undertaken as part of a retroactive procedure if they form part of a product bundle

69

that contains regulated components. Moreover, sector-specific regulation may be extended in the future to the broadband services market, which will depend on the results of the Federal Network Agency’s current market analysis procedures.

Upon the request of a competitor, on February 6, 2008, the Federal Network Agency initiated proceedings concerning the 24 months’ minimum contract duration of our current double-play offerings (“Call&Surf”), investigating whether the minimum contract duration constitutes an abuse of a dominant market position. In case the Federal Network Agency obliges us to significantly shorten the minimum contract duration, this might have a significant impact on our ability to design competitive tariff plans, and on customer acquisition and retention costs.

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

Hungary

Although some significant competition within the fixed-line network has existed in Hungary for several years, Magyar Telekom still possesses substantial market share in many telecommunications markets within Hungary. As expected, the Hungarian NRA has found Magyar Telekom to be an operator with significant market power in a large number of the markets currently subject to regulation, including subscriber lines and calling services.

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

The Hungarian Competition Authority completed its investigation of the bundling of PSTN and DSL lines of the Hungarian incumbent operators, and concluded that Magyar Telecom’s DSL offering constitutes unjustified product bundling. Accordingly, Magyar Telekom was required to introduce an unbundled DSL product (the wholesale product was introduced in February, 2007 and the retail product in April, 2007).

In addition, the Hungarian NRA has launched a public discussion about the necessity of a wholesale line rental product to provide additional opportunity for some competitors to broaden their customer base at the expense of Magyar Telekom’s market share. However, this obligation was not required with respect to the market relating to access to the public telephone network at a fixed location for residential and business customers.

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

Moreover, Magyar Telekom is required to pay other incumbent PSTN operators in Hungary call termination rates that are 40-50% higher than the regulated rates Magyar Telekom is allowed to charge competitors. The NRA plans to further balance this inequality gradually to the level justified by economies of scale.

A new SMP resolution dealing with the broadband market was published in January of 2008. It introduced a new obligation according to which SMP operators must offer wholesale unbundled ADSL at regulated prices.

Slovakia

The Slovak NRA determined that Slovak Telekom is designated as an operator with significant market power in most of the designated fixed-line markets in which it operates. As a result, Slovak Telekom is required to publish reference offers for unbundling of the local loop, interconnection, and terminating parts of leased lines, keep separate accounts, and comply with obligations regarding transparency and non-discrimination in the markets for unbundled local loops, call termination, transit and origination, and termination of leased lines. Furthermore, Slovak Telekom is obliged to offer carrier selection and carrier pre-selection and to follow a prescribed calculation methodology for the pricing of calling services.

Additional regulatory obligations were imposed on Slovak Telekom as a consequence of the completion of the first market analysis by the Slovak NRA during 2007. Slovak Telekom was required to provide a wholesale bitstream access reference offer. The second round of market analysis has begun and is expected to continue until the end of 2008. It is likely that additional regulatory obligations will be imposed upon Slovak Telekom as a result of this market analysis.

Furthermore, in the normal course of Slovak Telekom’s business, Slovak Telekom is facing proceedings before the Antimonopoly Office. One such case with respect to claims of abuse of a dominant market position through voice calling plans and promotions involves a potential fine of approximately EUR 15 million. Slovak Telekom appealed the first-instance decision of the Antimonopoly Office. The payment of the fine is suspended until the final decision of the Antimonopoly Office which again might be appealed by Slovak Telekom in court.

Croatia

The current Croatian regulatory regime is largely based on the E.U. regulatory framework implemented across the European Union in 1998, although it also incorporates certain provisions from the E.U.’s 2002 regulatory framework. According to announcements from the Government of the Republic of Croatia, a new law on electronic communications may be expected during 2008, in order to align the Croatian regulatory framework fully with the current E.U. regulatory framework.

The Croatian NRA designated Hrvatski Telekom as an operator with significant market power in the market for fixed public voice, the market for leased lines, the market for interconnection and the market for transmission of voice, sound, data, documents, pictures and other services. Hrvatski Telekom’s subsidiary IskonInternet had been designated as holding joint significant market power with Hrvatski Telekom in the market for fixed public voice and the market for transmission of voice, sound, data, documents, pictures and other services. As a consequence, Hrvatski Telekom has to offer competitors network access (including interconnection, unbundled access to the local loop, and bitstream access), as well as access to certain services and facilities on a non-discriminatory basis. Furthermore, the pricing of public voice, leased lines and all regulated wholesale products where Hrvatski Telekom is designated as having significant market power is subject to cost-orientation and ex-ante approval by the Croatian NRA.

Macedonia

The Macedonian regulatory framework has already largely been aligned with the current E.U. regulatory framework. MakTel has been designated by the Macedonian NRA as an operator with significant market power in the fixed voice telephone networks and services markets, including the market for access to networks for data transmission and leased lines. As a result, MakTel has been obligated to publish reference offers for interconnection and unbundling of the local loop, access and usage of specific network facilities, carrier selection and pre-selection, minimal sets of leased lines, and cost-oriented tariffs for services.

Additionally, in September 2007, the Commission for Protection of Competition obligated MakTel to provide a reference offer to its competitors relating to wholesale digital leased lines.

It is expected that these and further regulatory interventions, could lead to increased competition and could have an impact on MakTel’s market position.

Montenegro

Our subsidiary in Montenegro is increasingly subject to similar regulatory actions as are applicable to our other European subsidiaries. As Montenegro continues to align its telecommunications regulatory regime with the E.U. Framework, we expect that operations in Montenegro will become increasingly subject to similar levels of regulatory intervention, decreasing market entry barriers and increasing competition.

Mobile Regulation

United States

Our U.S. mobile operations, conducted through T-Mobile USA, are regulated by the FCC and by various other Federal, state and local governmental bodies. Only the FCC has authority to regulate “rates and entry” by Commercial Mobile Radio Service (“CMRS”) operators, while both the individual states of the United States and the FCC have authority to regulate “other terms and conditions” of CMRS. The FCC has refrained from regulating rates charged by CMRS operators. However, under its authority to license CMRS operators to serve the public, the FCC has imposed a number of requirements on operators, including rules for providing emergency 911 services, number portability and support for lawful electronic surveillance. In addition, there are conditions on AWS licenses, which were granted on November 29, 2006, requiring T-Mobile USA to build-out or put the spectrum to use within the initial 15-year license term. If substantial use of the spectrum has not commenced by the end of this period, the licenses could be forfeited at that time. The AWS spectrum is occupied by incumbent commercial providers on the 2.1GHz band and Federal government agencies on the 1.7 GHz band. The 2.1 GHz incumbents relocation rules are governed by FCC regulation, whereas the 1.7 GHz incumbents relocation process is governed by the Commercial Spectrum Enhancement Act (CSEA). T-Mobile USA has commenced the procedures to coordinate with and relocate incumbent commercial and government users in the AWS frequency band. Access to the spectrum is tied to the clearance of these incumbent users. While significant progress has been made, T-Mobile USA is seeking to accelerate timeframes consistent with its needs for spectrum for 3G services and to offload traffic from its GSM network.

In October 2007, T-Mobile USA filed applications with the FCC for approval to transfer SunCom’s wireless licenses and international Section 214 authorizations to T-Mobile USA. Through its licensee subsidiaries, SunCom Wireless License Company, LLC (“SunCom Wireless”) and SunCom Wireless Puerto Rico License Co., LLC (“SunCom Puerto Rico”), SunCom holds licenses and is a facilities-based CMRS operator in North Carolina, South Carolina, Tennessee, Georgia, Virginia, Puerto Rico and the U.S. Virgin Islands. Because of T-Mobile USA’s foreign ownership, other federal agencies, including the Department of Homeland Security, the Department of Justice, and the Federal Bureau of Investigation must also approve the transfer of these licenses, which they did on January 7, 2008. The FCC approved the transaction on February 8, 2008, which was the last required regulatory approval. T-Mobile USA completed the acquisition of SunCom on February 22, 2008. Accordingly, SunCom and its licensee subsidiaries are now wholly-owned subsidiaries of T-Mobile USA.

In addition, depending upon how they are resolved, certain proceedings currently pending at the federal and state levels could impose costs and other burdens on T-Mobile USA. These include:

•

Special Access: High capacity circuits used by CMRS operators for transporting traffic between cell sites and local exchange carrier switching facilities is supplied in large part by the local exchange carriers. The FCC initiated a proceeding to reform special access provisioning in 2005. Since then the issue has been raised in both concluded and pending local exchange carrier or interexchange carrier merger proceedings, although broad rules applicable to all local exchange carriers have yet to be established. In light of public comments and a report issued by the Government Accountability Office, the FCC imposed reporting, non-discrimination, and limited pricing relief conditions on the wireline companies involved in recent mergers. In 2007, however, the FCC granted several local exchange carriers pricing relief for certain next-generation broadband special access services, so prices for those specific services could rise. Special access costs are an increasingly large portion of T-Mobile USA’s annual operating expenditures, and the inability to secure special access circuits on cost-based and non-discriminatory terms could become a significant issue in the future.

•

CALEA: The Communications Assistance for Law Enforcement Act (CALEA) requires a telecommunications carrier to ensure that its equipment, facilities, or services are capable of enabling the government to intercept communications and access call-identifying information when lawfully authorized. CALEA applies to CMRS operators. In addition, T-Mobile USA is subject to an agreement with the U.S. Federal Bureau of Investigation, Department of Justice and Department of Homeland Security, which imposes on us certain operational and other requirements designed to ensure that we can effectively respond to, and implement, such legally authorized intercepts and other information requests by U.S. law enforcement agencies. In August 2005, the FCC ruled that CALEA applied to facilities-based broadband Internet access providers, as well as to interconnected VoIP services, and established a compliance deadline of May 14, 2007. Insofar as this order applies to the services T-Mobile USA provides, T-Mobile USA is in compliance with the FCC’s requirements. In May 2006, the FCC decided, as required by CALEA, that it would rely on industry standard setting bodies to define the technical requirements for meeting the new CALEA obligations. These obligations could necessitate significant network modifications in the future in order to comply with the assistance capability requirements of CALEA.

•

Universal Service: The FCC and many states administer universal service programs that help ensure that affordable telecommunications services are accessible throughout the United States. The federal universal service fund (“USF”) is statutorily mandated by the Telecommunications Act of 1996 and provides support to rural and non-rural high cost areas, low income subscribers, schools and libraries, and rural health care providers. Wireless carriers, including T-Mobile USA, are required to contribute to the federal USF as well as some of the state universal service programs. Currently, FCC rules provide that carriers contribute to the federal USF based upon interstate end user revenues, and carriers can then collect those contributions from their end user customers. However, the USF contribution methodology is subject to an ongoing rulemaking proceeding in which the FCC is considering basing contributions on line capacity or the number of telephone numbers. In the interim, in June 2006 the FCC issued new rules requiring VoIP service providers to contribute to the USF, increasing the safe harbor revenue percentage for wireless carriers’ contributions from 28.5% to 37.1%, and adopting other reporting and contribution requirements. Wireless carriers also are eligible to receive USF support if they are designated as an eligible telecommunications carrier (“ETC”). SunCom Puerto Rico, which became an indirect wholly-owned subsidiary of T-Mobile USA on February 22, 2008 when T-Mobile USA acquired SunCom, is designated as an ETC in Puerto Rico. In addition, SunCom Wireless has pending applications with the FCC seeking ETC designation in North Carolina, Tennessee and Virginia. The FCC is considering a recommendation of the Federal-State Joint Board on Universal Service (“Joint Board”) that the high cost USF support received by competitive ETCs be capped, as well as other changes to how high cost USF support is distributed. In addition, the Joint Board suggested that high cost monies, which currently support voice services, also support broadband services. Carriers that contribute and receive support from the federal USF are subject to audits by the FCC and the Universal Service Administrative Company, which administers the federal USF. It is not possible to predict whether and how the FCC will modify the federal USF’s contribution and distribution methodologies, or the impact of those modifications.

•

Customer Proprietary Network Information (CPNI)/Consumer issues: The FCC recently adopted new rules governing carrier processes for handling CPNI, which include mandatory customer-set passwords for online account access and for access to certain types of CPNI over the phone, providing notice to law enforcement and customers in the event of unauthorized disclosures, and providing notice to customers of certain changes to their accounts. Implementation of the FCC’s new rules required T-Mobile USA to make certain alterations to its systems and practices and imposed and will continue to impose additional financial and administrative costs on the company. The FCC’s new rules became effective December 8, 2007. The FCC also is examining whether to impose additional CPNI safeguards on telecommunications carriers and VoIP providers, which if adopted, would further increase T-Mobile USA’s costs.

•

E911 Order: In September 2007, the FCC released an order that would change the method by which wireless carriers measure compliance with accuracy requirements for locating 911 callers. Under the order, the FCC established one-, three- and five-year benchmarks for compliance. The first benchmark will become effective on September 11, 2008. Ultimately, in five years, the FCC expects that accuracy would be measured against each of the more than 6,000 public safety answering points throughout the United States rather than as an average of system performance over a national network. Implementation of this measurement method over a five-year period, could result in significant costs, and T-Mobile USA could be subject to penalties if not in compliance. On February 20, 2008, T-Mobile USA and the Rural Cellular Association filed a joint appeal in the U.S. Court of Appeal challenging these requirements on the grounds that they are arbitrary and capricious, and that the FCC adopted them in violation of the procedure required by law.

•

Back-up Power Rule: In October 2007, the FCC adopted rules that will require wireless carriers to have eight hours of backup power at their cell sites and remote terminals. Wireless carriers may be able to exclude some facilities from the requirement if they can demonstrate in a report to be filed with the FCC within six months after the effectiveness of the reporting obligation (which effective date is currently uncertain) that the installation of the equipment necessary to comply with the eight-hour back-up rules (e.g., generators or batteries) presents a risk to safety or life or health, is precluded by private legal obligation or agreement, or is precluded by Federal, state, tribal or local law. For those facilities that do not fall within one of these exclusions, wireless carriers will be required to file with the FCC a compliance plan six months after the filing of the initial report. However, it is unclear as to whether or not the FCC intends to approve the compliance plans (or on what basis) and over what period of time the compliance plans must be implemented. T-Mobile USA and other wireless carriers have commenced litigation in a federal court of appeals seeking to nullify and stay the implementation of these rules. T-Mobile USA is in the process of reviewing the new rules and attempting to clarify how they are intended to be implemented. However, it is likely that compliance with the implementation requirements of these rules, or related clarifying rules, will result in increased capital expenditures in the near term.

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

European Union

Our operations within the European Union are subject to rules established by the E.U. Framework (see “—The E.U. Regulatory Framework”). The Recommendation on relevant markets, which has to be analyzed by NRAs, has been updated in November 2007, and require NRAs to analyze one mobile communication market in order to determine whether regulatory remedies must be imposed: call termination in mobile networks. Various remedies imposed by the NRAs are described by country below.

The markets for access and call origination and international roaming have been deleted from the list of recommended markets to be analyzed. However, it will be possible for NRAs to analyze and regulate further markets, if (a) high and non-transitory entry barriers are present in this market, (b) a market structure does not tend towards effective competition within the relevant time horizon taking into account the state of competition behind the barriers of entry, or (c) competition law alone is insufficient to adequately address the market failures concerned.

74

On February 20, 2006, the European Commission announced that, in light of the inability of NRAs to impose regulatory remedies, it had begun work on an E.U. regulation on international roaming charges. On June 30, 2007, an E.U. regulation entered into force which regulates international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. As a consequence, our mobile operations in the European Union had to lower their wholesale and retail roaming tariffs, which negatively affected our revenues. On the basis of a price schedule (glidepath) mandated by this E.U. regulation, further reductions of wholesale and retail roaming prices will have to be made in mid-2008 and mid-2009. Furthermore, the E.U. regulation mandates the introduction of additional transparency measures requiring us to make additional investments.

The European Commission has announced that it will review the development of prices for data roaming, possibly resulting in proposals to regulate those prices. For that reason, the ERG has coordinated market analysis procedures to be conducted by NRAs with the purpose of monitoring the development of data roaming prices. On February 11, 2008, E.U. Commissioner Reding announced that the E.U. Commission would propose new price regulations unless SMS and data roaming prices are reduced significantly by July 2008.

Germany

On November 8, 2006, the Federal Network Agency finalized the first market analysis procedure for the mobile call termination market and decided that T-Mobile Deutschland had to reduce its termination rate charges from EUR 0.11 per minute to EUR 0.0878 per minute for the period from November 23, 2006 to November 30, 2007. T-Mobile Deutschland appealed the Federal Network Agency’s decision to regulate termination rates and the regulation establishing the actual tariff level to the Administrative Court of Cologne. In March 2007, the administrative court in Cologne considered the ex ante obligation for termination rates unlawful. However, the decision is not final yet due to an appeal from the Federal Network Agency to the highest administrative court in Germany. For more information, see “Item 8. Financial Information—Legal Proceedings.”

Under German administrative law, the decision to regulate termination rates remains valid until a final court decision is issued. However, the Federal Network Agency had to decide on the termination rate charges for the period after November 30, 2007. The Federal Network Agency issued a new decision on November 30, 2007 and decided that T-Mobile Deutschland had to reduce its termination rate charges to EUR 0.0792 per minute from December 1, 2007 until March 31, 2009. The same rate also applies to Vodafone, while E-Plus and O2 are required to lower their mobile termination rates to EUR 0.088 per minute (from EUR 0.0994 per minute) for the same time period. All operators have appealed these decisions.

The Federal Network Agency recently published in its official gazette that the renewal process for the GSM licenses of E-Plus, T-Mobile Deutschland and Vodafone has been finalized. The GSM license term of T-Mobile Deutschland has been extended until the end of 2016. The Federal Network Agency also announced the tender of additional spectrum for digital cellular mobile networks in 2008. It is expected that, in the course of this auction, spectrum capacity in different bands (1.8 GHz, 2 GHz, 2.6 GHz) will be made available to market participants. The 2.6 GHz is the coordinated UMTS extension bands (190 MHz of spectrum), while the spectrum at 2 GHz is UMTS spectrum that was already allocated in 2000, but later returned to the Federal Network Agency. It is currently unclear under what conditions the allocation will take place. We do not expect the auction to be as competitive or expensive as the auction in 2000.

Pursuant to the 2004 amendments to the Telecommunications Act, new regulatory fees will, in the future, be imposed based on the revenues of respective telecommunications companies. This provision may have a disproportionate effect on large companies, such as Deutsche Telekom, and may have a material adverse effect on our results of operations. The details on how these new regulatory fees will be calculated have not yet been determined and will be promulgated in a separate ordinance, which is expected to become effective during 2008.

Consumer protection obligations in the revised Telecommunications Act came into force in February 2007. These obligations had a considerable negative impact on T-Mobile Deutschland, in particular, by requiring prices for premium voice call services to be announced before a call is made. Additional amendments of the Telecommunications Act are currently pending finalization and approval, which could also have significant impact on T-Mobile Deutschland.

On February 10, 2005, the E.U. Commission opened formal proceedings in Germany against, among others, T-Mobile Deutschland and T-Mobile International. The E.U. Commission alleged that T-Mobile Deutschland had been charging excessive wholesale roaming tariffs for calls of foreign visitors in its network during the period from 1997 to 2003. On July 18, 2007, the E.U. Commission informed us that the proceedings have been closed. Consequently, no fines have been imposed on us.

United Kingdom

T-Mobile UK does not have any obligation to provide national roaming to third parties. However, in 2003, the predecessor to the Office of Communications (Ofcom), Oftel, undertook a consultation on proposals to require T-Mobile UK and all other GSM operators to offer GSM national roaming if requested by the new UMTS mobile operator “3”. All U.K. GSM licensees objected to this proposal. Ofcom issued a consultation in 2004 on whether it has the power to impose such a condition if it is needed, and proposed guidelines to be applied if it is required to determine a national roaming agreement. The mobile operator “3” is seeking the continuation of this condition, despite having selected a new national roaming provider by auction. It is uncertain when Ofcom will reach a decision in this matter.

Ofcom is planning to release a number of spectrum bands to the market in 2008 and 2009, some of which may be used for competing mobile services. It has proposed that spectrum will be auctioned on a technology and service neutral basis. Ofcom is currently preparing for several spectrum award processes. Ofcom is not currently proposing to limit the use of such spectrum. In addition, T-Mobile UK and the other U.K. GSM operators may be able to change the use of their current GSM spectrum after 2007, e.g., to use it for UMTS services, but the terms on which they may be able to do so are currently under consultation. The initial proposal is that 1800 MHz spectrum, which is the spectrum held by T-Mobile UK will be liberalized in either 2008 or 2009 and will be able to be used by the existing licensees. The 900 MHz licensees will have to return some of their spectrum, which will be auctioned in 2008 or 2009. Existing licensees will not be able to bid and the maximum amount available for acquisition will be 2 x 5 MHz of 900 MHz spectrum.

T-Mobile is currently regulated on its average price for call termination and these regulations have recently been extended and now expire on March 31, 2011. The regulated maximum mobile voice call termination charge for T-Mobile UK for the period from April 1, 2007 to March 31, 2008 is 6.2 pence per minute. Thereafter, the maximum will be reduced by 5.8% for the second year and 5.3% for the third and fourth years, respectively. Some aspect of the price controls are under appeal by both fixed and mobile operators and the amount of the price control will be considered in 2008 by the United Kingdom Competition Commission and the Competition Appeal Tribunal. If the appeals are successful, the price controls will be remitted to Ofcom for further consideration.

The Netherlands

In its decision regarding the analysis of the market for call termination under the current regulatory framework, the Dutch NRA decided that voice call-termination tariffs should be decreased to reflect the actual cost of such termination by July 1, 2008, with this decrease being introduced incrementally, beginning on July 1, 2006. However, this decision was annulled by the Trade and Industry Appeals Tribunal. As a result, the Dutch NRA issued a new decision on July 31, 2007. In this decision, the Dutch NRA adopted a proposal of the Dutch mobile network operators to lower termination rates in three yearly reductions starting August 15, 2007 followed by decreases on July 1, 2008 and July 1, 2009. This decision has been challenged by two fixed-line operators, in reaction to which all Dutch mobile network operators have appealed as well. This procedure is now pending and a hearing will take place in March 2008. As the appeal does not suspend the decision, the mobile call termination charges are decreased as of August 15, 2007 in accordance with the NRA’s decision.

According to a decision by the Dutch competition authority on September 27, 2004, T-Mobile Netherlands was fined EUR 14.8 million for its alleged involvement in an anti-competitive scheme regarding dealer commissions, carried out together with the four other Dutch mobile telecommunications operators. After T-Mobile Netherlands and the other affected companies filed an appeal of this decision on a variety of grounds, the Court of Rotterdam granted an appeal based on various substantive grounds while at the same time denying various other grounds for appeal. Both the Dutch competition authority and a selection of the affected companies, including T-Mobile Netherlands, have subsequently appealed the Court of Rotterdam’s decision. The Appeals Board for Trade and Industry (the highest appeals court in this procedure) has taken an interim decision as of December 31, 2007. In its decision, the Appeals Board has referred three prejudicial questions to the European Court and will as a result not take a final decision before these questions have been answered.

Czech Republic

The Czech NRA designated all three mobile operators in the Czech Republic (i.e., T-Mobile Czech Republic, Telefónica O2 Czech Republic and Vodafone Czech Republic) as having significant market power in the market for mobile call termination and imposed regulatory remedies on them including price regulation of mobile termination charges. These remedies, effective since July 1, 2006, resulted in a decrease in mobile termination charges by 4% compared to the price level determined by the Czech NRA in March 2005. Mobile operators submitted additional cost data to the Czech NRA during the second half of 2007. The Czech NRA will calculate the new level for regulation of mobile termination charges, which is expected to become effective from July 2008. This may result in more significant price decreases than those mandated in the past.

Since August 2007, T-Mobile Czech Republic has been testing the provision of DSL services through infrastructure rented from the Czech fixed-line incumbent Telefónica O2 Czech Republic a.s. On November 22, 2007, T-Mobile Czech Republic was granted a license for the provision of voice and data services through fixed network, which is a necessary regulatory condition for the commercial launch of DSL services. Since January 3, 2008, DSL services have been provided commercially.

Austria

Based on its decision of October 27, 2004, the Austrian NRA published its final decision concerning the mobile termination rates of all network operators including T-Mobile Austria in December 2005. In this procedure, Mobilkom Austria was found to have the lowest network costs (2005: EUR 0.0679 per minute). Therefore, Mobilkom has been the benchmark for all other network operators and Mobilkom’s network costs in 2005 were the target value to be reached by the mobile termination rates of all mobile network operators by the end of 2008 at the latest. As a result, a price schedule (glidepath) has applied, in which the mobile termination rates of the mobile network operators have been reduced between EUR 0.01 per minute and EUR 0.0183 per minute every six months until the target value is reached.

In February and April 2007, the Austrian Highest Administrative Court annulled the decisions of the Austrian NRA of October 27, 2004 and December 2005. These decisions and proceedings have been reviewed and the mobile termination rates for the period until the end of 2006 have been confirmed. During these proceedings, the Austrian NRA calculated the network costs of all mobile network operators again to determine the actual benchmark level for a regulation of mobile termination rates beginning in 2007. Mobilkom remained the benchmark with network costs of EUR 0.0572 per minute in 2006. Therefore, the Austrian NRA decided in its decision of October 15, 2007 that, in 2007, the mobile termination rates of the mobile network operators have to be reduced between EUR 0.01214 per minute and EUR 0.0205 per minute every six months until the target value of EUR 0.0572 per minute is reached by the end of 2008. The next review of the target value and the price schedule is expected to take place mid-2009. The decisions of October 15, 2007 and subsequent decisions of October 29, 2007, were appealed to the Highest Administrative Court by the Austrian mobile network operators.

The Austrian Government has published a draft on data retention for law enforcement purposes. This legislation is intended to implement E.U. directives which came into force in 2006. The new requirements may result in additional investment and recurring annual costs for us, depending on the final wording of the national legislation. At present, it is unclear to what extent those costs will be compensated by the state.

Hungary

T-Mobile Hungary is currently subject to regulatory obligations regarding the termination of calls into its network. On January 24, 2005, the Hungarian NRA designated T-Mobile Hungary, Vodafone and Pannon GSM as having significant market power in the wholesale market for call termination on mobile networks, and required each of these companies to grant access to specific network facilities, act in a transparent and non-discriminatory manner, and maintain long-run incremental cost-based mobile termination rates and accounting separation. T-Mobile Hungary and Vodafone filed suit against the decision. The court of first instance materially amended the decision in some parts including provisions related to termination rates. A judicial review procedure was initiated and the case is pending before the Supreme Court.

On July 25, 2005, the Hungarian NRA imposed specific reductions of termination rates on all three mobile network operators. Beginning retroactively from May 2005, the three mobile network operators were to apply average termination fees based on an international benchmark calculation. All three mobile network operators appealed the decisions of the Hungarian NRA at the City Court in Budapest. The court rejected the claims of the operators. The Hungarian NRA issued a resolution on September 12, 2005 maintaining the effect of its prior decisions. T-Mobile Hungary appealed this resolution and the court suspended the case until the judgment in the pending Supreme Court Case described above. The Hungarian NRA imposed a fine of approximately EUR 600,000 on T-Mobile Hungary for not complying with its July 25, 2005 decision while the proceedings took place. T-Mobile Hungary filed suit against the fine, and won the case at first instance. The case was appealed by the regulator and the court of second instance annulled the judgment of the court of first instance and obliged the court to start a new proceeding.

On October 2, 2006, the Hungarian NRA issued its new market analysis decision regarding the mobile voice termination market. According to this decision, the Hungarian NRA designated T-Mobile Hungary, Vodafone and Pannon GSM as having significant market power, amended the obligations set out in its 2005 decision and stated that it planned to further reduce mobile termination rates. All three mobile operators filed suit against the October 2006 decision and the case is currently pending.

On December 20, 2006, the Hungarian NRA delivered its decisions on the mobile termination fees applicable from February 2, 2007. The rates are identical to those forecast in the 2006 market analysis decision and will result in a decrease in termination rates in 2007, with additional decreases in 2008 and 2009. Each of the decisions of the Hungarian NRA to decrease termination rates has been challenged by all mobile operators in court. The court suspended the case until the judgment in the case detailed above.

On November 8, 2007, Magyar Telekom and T-Mobile Hungary signed the renewed concession contract on the basis of which the duration of the 900 MHz frequency usage right was extended until May 4, 2016. Magyar Telekom and T-Mobile Hungary paid approximately EUR 39 million for the 900 MHz license extension and committed to a EUR 78 million mobile broadband investment obligation in underdeveloped regions of the country.

Slovakia

On July 12, 2006, the Slovak NRA imposed obligations on T-Mobile Slovensko relating to voice call termination, transparency, non-discrimination, accounting separation and network access, which is now final. However, the NRA did not impose the obligation of cost-orientation of termination tariffs, which means that the wholesale prices for termination in the network of T-Mobile Slovensko are not currently regulated. An additional obligation of cost-oriented termination tariffs, similar to that in most other E.U. Member States, may be imposed in the future, following the second round of termination market analysis which started in March 2007 and is currently ongoing. Such a remedy could lead to further termination rate reductions, with negative net effects on T-Mobile Slovensko’s revenues.

Amendments to the Slovak Electronic Communications Act adopting the E.U. Data Retention Directive (which requires implementation for operators by April 1, 2008) because effective on December 29, 2007. Provisions necessary to enforce E.U. roaming regulations were also adopted by these amendments. Since compensation for data retention investments is provided, costs will be borne by the operators.

Poland

In July 2006, three mobile operators in Poland, including PTC, were designated as having significant market power in the call termination market and, as a result, regulatory obligations relating to provision of access, non-discrimination, transparency and cost orientation were imposed on them. These three mobile operators appealed the decisions of the Polish NRA and the claims are still pending. On September 25, 2006, PTC fulfilled these regulatory obligations and published new mobile termination rates calculated on a cost basis and information regarding the provision of access and submitted this information to the Polish NRA. New mobile termination rates became effective from October 15, 2006. Although the Polish NRA accepted the reduction of mobile termination rates proposed by all mobile operators, the Polish NRA’s objective is a further reduction of mobile termination rates in order to reach a level equal to the benchmark of the average of the three lowest mobile termination rates (so-called best current practice) in the European Union by the end of 2007. In January 2007, the Polish NRA initiated a proceeding in order to assess the charges applied by the operators and requested additional cost information in January 2007. Based on a decision dated April 27, 2007, new mobile termination rates were effective immediately: EUR 0.106 per minute from May 2007 until April 2008, EUR 0.89 per minute from May 2008 until April 2009, EUR 0.73 per minute from May 2009 until April 2010 and EUR 0.57 per minute from May 2010. The decision was based on best current practice consisting of MTR from Sweden, Finland and Cyprus. PTC appealed the NRA decision, but this appeal was denied at the administrative level. As a result, PTC has brought a further legal challenge in the Polish courts.

In April 2006, the Polish NRA began a national consultation process and notified its draft decision to the European Commission that designated three mobile operators, including PTC, as having significant market power in the market for access and call origination and imposing related regulatory obligations on them. However, the draft decision was withdrawn in May 2006. After having ceased an analysis based on the old telecommunication law in September 2007, the NRA has restarted the procedure based on the new law. It is expected to be concluded in the first half of 2008.

Tele2 requested to be admitted as a MVNO to PTC’s network. As a commercial agreement could not be reached, Tele2 approached the Polish NRA, which initiated an administrative proceeding against PTC in May 2006. This proceeding is still pending. PTC claims that such a proceeding is contrary to the European legal framework and, in July 2006, submitted a complaint on infringement of E.U. Law to the European Commission. The European Commission expressed the same opinion and requested the NRA to analyze the relevant market prior to imposing any access obligation in favor of Tele2. As stated above, the NRA has not yet concluded its analysis.

In 2004, PTC was granted spectrum in the 3.6-3.8 GHz range (WiMax frequencies). In July 2006, the Polish NRA started the first proceeding aimed at revoking the WiMax spectrum rights on the basis that PTC had not started commercial use of the frequencies. In its decision of October 12, 2006, the Polish NRA decided not to withdraw the WiMax frequencies because PTC committed to a new schedule of WiMax network development. Due to continuing supply problems PTC had not enough transmitters to develop the network. In July 2007, the Polish NRA started another revoking procedure. In response, PTC submitted a new schedule of network development in October 2007. The NRA has not finally approved the new schedule yet and may still decide to withdraw the frequencies.

In February 2007, the Polish NRA demanded PTC to inform its customers about their alleged right to withdraw from contracts without compensation as soon as PTC modifies its contractual rules and regulations. Contrary to the NRA’s rigid interpretation of the Polish Telecommunication Act, PTC believes that not every modification of contractual rules and regulations empowers customers to withdraw from the contract without compensation. PTC addressed this issue to the E.U. Commission due to implications of E.U. law. In June 2007, the NRA imposed on PTC a fine of approximately EUR 550,000. PTC filed an appeal against this decision in July 2007, which is still pending.

79

Other European operations

Croatia

T-Mobile Croatia, has been designated as having significant market power in the interconnection market and in the market for public voice services in mobile networks. The market analysis in Croatia is based on a static 25% market share determination. Accordingly, interconnection prices have to be determined in line with the principles of transparency and cost-orientation, based on the actual costs of the services provided, including a reasonable rate of return on investment. Even though the Croatian NRA has started to work on a cost accounting model, call termination rates have so far been regulated on a benchmark model.

Reference interconnection offers, which include prices and terms of interconnection, is required to be approved by the Croatian NRA. T-Mobile Croatia’s current reference interconnection offer has been approved by the regulator and is valid until December 31, 2008. National call termination rates, SMS termination rates and call origination rates for calls for value added services are included in the reference interconnection offer, and, therefore, cannot be changed without NRA approval. Following several value added service providers requests, the Croatian NRA started a proceeding aimed at amending the reference interconnection offer. This proceeding may result in amendments to the existing terms and price justification relating to voice value-added services already included in the reference interconnection offer and the inclusion of non-voice value added services in the regulation.

On September 10, 2007, T-Mobile Croatia filed a suit before the Administrative Court of the Republic of Croatia in Zagreb against the regulator’s decision relating to the change of call origination rates for value added services in the reference interconnection offer. This proceeding is still pending. Additionally, on April 24, 2006, T-Mobile Croatia filed a suit before the Administrative Court of the Republic of Croatia in Zagreb against the NRA’s prior decision regarding the reference interconnection offer. This proceeding is also pending.

The regulatory framework in Croatia is a combination of the old and new E.U. regulatory framework. In May 2007, guidelines on the drafting of the new Electronic Communications Act were published. It is expected that the new Electronic Communications Act, to be adopted in 2008, will be in conformity with the new E.U. Framework.

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

During 2007, Broadband/Fixed Network continued to expand its use of NGN enabling high-speed access and transmission network technologies. In particular, Broadband/Fixed Network plans to continue to increase incorporating ADSL2+ technology and VDSL technology in-line with the demands of its customers and in conjunction with its ongoing broadband strategy. Moreover, in addition to its announced efforts to increase broadband access speeds, Broadband/Fixed Network intends to continue to increase the use of innovative technologies like Outdoor DSLAM and Gigabit Ethernet to provide IPTV and high-speed access at speeds up to 25 Mbit/s. NGN technologies increase the efficiency of, and potential to, offer new services using the existing network.

As of December 31, 2007, Broadband/Fixed Network’s PSTN in Germany consisted of approximately 7,900 local networks connected by a long-distance transmission network. Broadband/Fixed Network’s IP platform, the basis for various services offered to individual customers (especially access to the Internet) and business customers (e.g., VPNs and connection of servers to the World Wide Web), consisted of numerous locations primarily linked through router technology.

The following table provides information on the length of the copper and fiber-optic cables contained in Broadband/Fixed Network’s access and transmission networks in Germany at December 31, 2007, and each of the two prior years:

Length in km
Year	Copper Cable	Fiber-Optic Cable
2005	1.480 million	0.206 million
2006	1.485 million	0.216 million
2007	1.491 million	0.231 million

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

Computing Services & Solutions (CSS)

CSS possesses the server equipment, software tools and expertise employed in the operation of the computer network infrastructure described above. As of December 31, 2007, CSS’ global mainframe systems performance had a combined total computing power of more than 132,000 millions of instructions per second (MIPS).

T-Systems’ mainframe computing equipment in Germany and Switzerland (more than 70% of T-Systems’ total worldwide computing power) is based on a leasing contract with IBM. T-Systems only purchases the computing capacity actually required, according to a flexible, demand-driven business agreement. In addition to these mainframe systems, as of December 31, 2007, a total of approximately 39,000 servers (most of which are owned by T-Systems) were operated worldwide, in particular in Europe.

Mobile Network Infrastructure

At December 31, 2007, the network infrastructure of our mobile telecommunications business consisted of approximately 87,515 base station cells in Europe and approximately 37,940 base station cells in the United States.

Real Estate

Our German real estate portfolio consists of approximately 9,810 properties, which comprise a total site area of approximately 36.9 million square meters. The total net floor space of these properties is approximately 9.3 million square meters. In addition, we have leased from third parties approximately 4.1 million square meters. Most of this area is used for telecommunications installations, research centers, service outlets, computer centers and offices. Area and sites used for our radio transmission facilities are not itemized in square meters and therefore are not included in the total real estate portfolio figures above.

We manage and service our German real estate portfolio through various subsidiaries and service providers, including Sireo.

The real estate portfolio of our consolidated Group had a book value of EUR 9,329 million at December 31, 2007, including radio transmission properties and real estate assets of our foreign subsidiaries. Approximately 64% of this amount (EUR 5,936 million) relates to properties held directly by Deutsche Telekom AG on an unconsolidated basis. The remaining 36% is mostly held through our mobile communications operating segments, Mobile Communications Europe and Mobile Communications USA, and our Central and Eastern European subsidiaries. About 80% of the real estate portfolio is located in Germany, approximately 14% is located in Europe (excluding Germany) and approximately 6% is located in the United States.

To improve operational efficiencies, and to dispose of non-core assets, we have continued to monetize certain of our real estate assets. In 2007, we entered into agreements for the sale of properties in the aggregate amount of EUR 113.2 million. Of the EUR 433.5 million in proceeds we received in 2007, EUR 93.9 million related to properties transferred in 2007 and EUR 339.6 million related to transactions in 2006 and prior years. The properties we sold in 2007 comprised approximately 2.3 million square meters of land area and approximately 0.2 million square meters of net floor space. We leased back a relatively small portion of these properties. Although we will incur rent expense related to the leased-back properties, we will achieve a reduction in interest payments and other costs related to the properties sold. In 2008, we will continue to optimize our portfolio, as well as, dispose of non-core assets.

Our radio transmission sites in Germany, including towers, masts and rooftops, are owned or leased by various subsidiaries. Our subsidiaries manage these radio transmission sites and the related technical infrastructure facilities to provide antenna space for T-Mobile, T-Home and T-Systems in Germany. These subsidiaries also offer these services to third-party radio-network operators. Our subsidiaries currently manage approximately 25,700 radio transmission sites, of which approximately 3,200 are located on Deutsche Telekom AG property. Approximately 23,100 of these transmission sites are owned by our subsidiaries, whereas the remaining 2,600 are owned by third-parties. In addition, we own and operate approximately 19 radio transmission sites for AM, short- and long-wave radio transmission.

ITEM 4A. Unresolved Staff Comments

None.

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

The 2007 financial year was a challenging year for us, but we achieved many of our goals. Following the appointment of a new Chairman of the Management Board in 2006, we restructured the Management Board team. Additionally, we had to adjust our anticipated results for 2007 mainly due to competitive pressure in our domestic markets. At the same time, we developed a new strategy, “Focus, fix and grow.” This strategy has four main aims:

•	Improve competitiveness in Germany and in Central and Eastern Europe

•	Grow abroad with mobile communications

•	Mobilize the Internet and the Web 2.0 trend

•	Roll-out network-centric ICT

Another challenge for us in 2007 was to continue with the necessary personnel-related and structural changes within our Company, which are focused on improving our cost structure and providing us with new, forward-looking perspectives.

In 2008, we will have to continue to deal with technological change and fierce competition in our sales markets by taking targeted measures. Our “Focus, fix and grow” strategy will be the basis for the successful implementation of these measures, which will also support our efforts to continue to offer our shareholders a dividend.

The following paragraphs highlight several recent important developments relating to our Group.

Net revenues and net profit

The 2007 financial year was again marked by intense competitive and price pressure in the telecommunications industry, as well as ongoing technological change. Our 2007 financial results were characterized by two basic trends, with our international market businesses recording revenue and earnings growth while our domestic market businesses witnessed a revenue and earnings decline.

Net revenues increased by EUR 1.2 billion to EUR 62.5 billion in the 2007 financial year, a continuation of our positive revenue development of the past few years. This growth was mainly a result of the changes to our consolidated Group (primarily the consolidation of PTC) that contributed EUR 1.9 billion to net revenues. Customer growth in our mobile communications business also contributed to the increase in revenue. In contrast, however, exchange rate effects negatively impacted growth by EUR 1.0 billion, primarily the result of the weakening U.S. dollar.

While net revenues rose in the Mobile Communications Europe and Mobile Communications USA operating segments, it declined in the Broadband/Fixed Network and Business Customers operating segments. The proportion of international net revenues continued to increase, rising by 3.8 percentage points year-on-year to 50.9%. In addition to changes in the composition of the Group, this positive development was mainly the result of customer growth in the Mobile Communications operating segments.

In 2007, net profit declined year-on-year by EUR 2.6 billion to EUR 0.6 billion. A major cause of this decline was a tax expense of EUR 1.4 billion recorded in 2007 compared with a tax benefit of EUR 1.0 billion recorded in 2006, primarily resulting from the recognition of previously unrecognized deferred tax assets relating to tax loss carryforwards at T-Mobile USA and the reversal of income tax liabilities. In 2007, the effects of the 2008 corporate tax reform in Germany led to a one-time deferred tax expense. In addition, net profit was negatively impacted by a year-on-year increase in depreciation, amortization and impairment losses, mainly resulting from higher amortization of customer bases and brand names in the amount of EUR 0.3 billion at the companies consolidated for the first time during 2006 (primarily PTC).

Proposed Dividend

Our Management Board and Supervisory Board are proposing a dividend of EUR 0.78 for each Deutsche Telekom share carrying dividend rights. This would be an 8.3% increase over the prior year dividend. This proposal is subject to approval by our shareholders at the 2007 annual general shareholders’ meeting scheduled for May 15, 2008.

Organizational structure and business activities

In November 2006, the IASB issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. We have opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, reportable operating segments are identified based on a “management approach,” which requires review of the Group’s internal organizational and management structure and the internal financial reporting chain to the chief operating decision-maker. As a consequence of our early adoption of this Standard and changes in our internal reporting and management channels, we have separated Mobile Communications into two reporting segments, Mobile Communications Europe and Mobile Communications USA. The figures for previous years have been adjusted accordingly. For more information see note (39) to notes to the consolidated financial statements.

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Mobile Communications remain Group’s growth area

Mobile Communications Europe and USA operating segments expanded their combined customer base to 119.6 million. T-Mobile Deutschland added 4.6 million new customers in the Mobile Communications Europe operating segment and had 36.0 million customers at December 31, 2007. This increase was primarily the result of a modified procedure for deactivating prepaid customers in Germany, which was implemented as a result of court proceedings brought by third-parties against our competitors. In October 2007, T-Mobile Netherlands acquired the Dutch mobile communications company Orange Nederland from France Télécom. With a customer base of 2.2 million, Orange Nederland’s consolidation in October 2007 contributed to the growth of the Mobile Communication Europe operating segment. In the United Kingdom, T-Mobile UK (including Virgin Mobile) added around 0.4 million new customers in the reporting year. Customer figures developed just as encouragingly for the Central and Eastern European mobile companies. The mobile communications subsidiaries in Hungary, Slovakia, Croatia, Montenegro, and Macedonia added a total of 1.2 million new customers, moving the total mobile communications customer count for these companies to 11.3 million. In November 2006, the Mobile Communications Europe operating segment fully consolidated the Polish company PTC for the first time. PTC posted growth of 0.8 million customers year-on-year, bringing the total to 13.0 million customers at the end of 2007.

In the Mobile Communications USA operating segment, T-Mobile USA once again substantially increased its customer base. With a total of 3.7 million new customers in 2007, the number of customers at the end of the reporting year increased to 28.7 million. Its acquisition of regional mobile communications provider, SunCom Wireless Holdings, Inc., completed on February 22, 2008, will enable T-Mobile USA to expand its presence in the southeastern United States, as well as to Puerto Rico and the Virgin Islands.

Continued DSL growth in the Broadband/Fixed Network operating segment

In September 2006, the Broadband/Fixed Network operating segment in Germany rolled out Complete Packages comprising voice telephony, broadband Internet and TV entertainment (single-, double- and triple-play). As a result, Broadband/Fixed Network was able to add new DSL lines in 2007, thus continuing to improve its competitiveness.

In the broadband market, the operating segment achieved significant new customer net adds for 2007, helped by the consistent marketing of Complete Packages as well as new services. Attractive prices for the Complete Packages in conjunction with significantly enhanced services also contributed to this success. Voice and Internet communications products proved very popular. Just under 70% of customers signing up for one of the Complete Packages in 2007 opted for a Call & Surf (double-play) package. DSL growth was also boosted by the “Telekom-Vorteil” program launched in conjunction with T-Mobile which gives customers a discount if they purchase selected products from both T-Mobile and T-Home.

However, the number of fixed network lines in Germany decreased by 2.1 million in 2007 to 31.1 million, largely due to customer churn in favor of fixed network competitors. A smaller proportion of line losses was attributable to the migration of customers to cable network operators and mobile phone companies.

The development of call minutes saw contrasting trends in 2007. The continuing loss of subscriber lines and the growing substitution by mobile communications and VoIP caused the absolute number of call minutes in our network to decline by 2.7% compared to 2006. However, the continued marketing of flat-rate calling plans slowed this decline.

By introducing the Entertain packages during the IFA consumer electronics show, Broadband/Fixed Network began the marketing of an IPTV offering for the mass market in August 2007. The Entertain packages offer innovative functions such as time-shift television access to a broad spectrum of up to 145 TV channels, a comprehensive online video store, and the ability to record programs using the integrated video recorder. Approximately 17 million households have access to these innovative broadband services. In addition to continuing to extend our broadband network in 2007, we pushed ahead with the preparations for migrating the traditional telephone network to an IP-based infrastructure. In order to motivate customers to better leverage the possibilities of Internet communication, we are developing and operating custom platforms for communities (user groups).

Following the marketing of the download platforms Musicload, Softwareload, and Gamesload, in October 2007, Videoload became the fourth such brand to join our portfolio. Customers can download a large selection of music, games, software, and films and a broad service and information offering over the Internet.

We launched the new “T-Home” brand on May 18, 2007, replacing the previous “T-Com” brand. With the new umbrella brand, we now offer all consumer services for the home under a single brand name in Germany. T-Home is also responsible for marketing standard consumer products for small business customers.

Growth in the broadband market has remained steady outside Germany. The Broadband/Fixed Network operating segment is active in the Central and Eastern European markets through our foreign subsidiaries. Despite continued competition, the Central and Eastern European companies managed to grow, primarily as a result of their broadband packages. Thousands of customers in Croatia, Hungary, and Slovakia opted for the IPTV packages in 2007.

As part of our “Focus, fix and grow” strategy, we sold T-Online France and T-Online Spain during 2007.

Business Customers operating segment with successes abroad and new pioneering projects in Germany

The market for information and communications technology (ICT) was again characterized by tough competition and intense price pressure in 2007. This was reflected in the results of both business units, T-Systems Enterprise Services and T-Systems Business Services.

Despite the negative results in Germany, the Business Customers operating segment continued to be one of the leading service providers in information and communications technology in Europe through new strategically significant business contracts. T-Systems also boosted its international business with customers outside Germany. In the U.K. market, outsourcing contracts with energy utility Centrica and insurer Royal & SunAlliance helped achieve an improvement in market position. T-Systems won further contracts in 2007 in Italy, Switzerland, and France. This included contracts with Airbus to set up and operate a high-performance network in Asia, as well as with Bosch for a new network infrastructure connecting more than 200 locations in the Asia-Pacific region and data centers in North America and Europe. Overall, these developments continue the implementation of the international strategy, which T-Systems launched in the previous year, of focusing on the core markets in Western Europe and worldwide service for its customers with global operations.

In 2007, gematik (Gesellschaft für Telematikanwendungen der Gesundheitskarte) awarded T-Systems a contract to set up and operate the network for electronic health cards. T-Systems is also contributing to modernizing administration functions, an important public sector reform project, throughout Europe. In 2007, the German state of Saxony awarded T-Systems a contract for setting up and operating a state-wide network on the basis of the Internet protocol, which will link all the authorities and institutions of the state.

Group Strategy

The Group’s “Focus, fix and grow” strategy is being implemented successfully throughout our Group companies.

We face disparate market and competitive scenarios. While the markets for traditional fixed network and mobile communications are becoming increasingly saturated throughout Europe, we still believe there is potential growth in other areas, including the broadband market, mobile Internet use and the mobile communications market in the United States. However, this potential for growth could be adversely affected by a deteriorating economic situation. We have responded to these challenges with our “Focus, fix and grow” strategy that focuses on four areas:

•	Improve competitiveness in Germany and Central and Eastern Europe

•	Grow abroad with mobile communications

•	Mobilize the Internet and the Web 2.0 trend

•	Roll out network-centric ICT

86

Improve competitiveness

We continue to promote the development of the broadband market. Efforts are focused on the Mobile Communications operating segments with the expansion of UMTS and HSDPA, and the Broadband/Fixed Network operating segment with the continued roll-out of DSL and VDSL coverage. This high-speed network provides a telecommunications infrastructure that offers not only voice telephony and broadband Internet, but also high-definition television (HDTV) with interactive potential. The success of this broadband initiative depends on our ability to offer attractively priced products and exceptional customer service.

We have significantly improved our customer orientation by simplifying the consumer brand structure. T-Home represents products and services for the home and T-Mobile covers products and services used on the move. Additionally, we have launched product offerings aimed at price-sensitive customers, particularly through the introduction of our congstar brand in Germany and a highly flexible product portfolio.

Sales and customer service have also been improved. During 2007, we expanded our sales network through our newly branded Telekom Shops. Additionally, the reorganization of our call center, technical customer service and technical infrastructure activities into three independent service companies in June 2007 enabled us to improve service and sales and also improve cost structures.

Given the expected continuing competition in several of our markets, it is imperative that we continue to adjust our cost structures. The “Save for Service” savings program slightly exceeded the target of EUR 2 billion in savings in 2007. Our completely IP-based network infrastructure, which will be expanded in the coming years, is expected to contribute significantly to this savings program. Full interoperability between fixed and mobile networks is a key advantage of such an infrastructure.

Grow abroad with mobile communications

Our international revenue accounted for more than 50% of total revenue in 2007. T-Mobile USA remained the main growth driver for our international mobile communications business. The acquisition of SunCom, a mobile communications company active in the southeastern United States and in the Caribbean, is expected to result in an expansion of the customer base and a significant increase in mobile communications coverage. By acquiring Orange Nederland in October 2007, we have become the number two mobile communications company in the Dutch mobile market in terms of customer market share.

We intend to continue to leverage international economies of scale and synergies, and thus grow further in our international markets. This may entail consolidation in existing markets, where this is feasible and worthwhile, and also may involve markets where we do not currently operate.

Mobilize the Internet and the Web 2.0 trend

The key trends in the industry are mobile Internet access, Web 2.0, where users play an active role in influencing and shaping Internet content, and personal, social, and business networking between users. We believe that these trends represent a growth opportunity for us, including our web’n’walk service, which provides mobile access to the Internet. The Apple iPhone, which T-Mobile launched in Germany in November 2007 as the exclusive distributor, also reinforces this trend toward mobile Internet usage since all iPhone calling plans include a data flat rate.

In order to advance the trends towards the individualization of personal communication and the use of social networks, we are turning inward and outward for development and partnering. T-Mobile added new functionalities to the web’n’walk service in 2007, providing even faster mobile access to e-mails and to users’ favorite websites and Internet services such as eBay, Windows Live, Google, and Yahoo!. The innovative MyFaves service addresses the growing customer need for easy-to-use contacts in their personalized networks. T-Mobile USA had already rolled out this service in the market. T-Mobile Deutschland introduced MyFaves in October 2007. Our website products now offer Web 2.0 functionalities, such as the ability to integrate up-to-date information from other websites as RSS feeds and podcasts.

In May 2007, the T-Online Venture Fund invested in Jajah, a web telephony start-up, opening up the prospect of future synergies and market opportunities. Such opportunities are expected to develop in both the mobile and fixed network businesses, as well as in the online segment, particularly with social networking. We also integrated numerous popular Internet services into our Internet portal, such as Wikipedia, Lycos IQ, Webnews, Mister Wong and moviepilot.de.

Roll out network-centric ICT

While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The continuing convergence of IT and telecommunications is the driving force behind the growth of network-centric ICT. This area primarily includes IP-based network services and all network-based IT services. We are focusing on business with large corporate accounts and mid-sized business customers. The next steps to continue implementation of the ICT strategy have also been defined. IT and telecommunications production is to be combined in a single organizational unit within T-Systems. The new structure provides superior conditions for modularizing production in terms of building solutions that can be used again, thus helping improve T-Systems’ competitiveness. T-Systems is also looking for a partner for certain divisions such as Systems Integration. The appointment of Mr. Reinhard Clemens to the Group Board of Management in December 2007 enabled us to further consolidate our position by drawing on the services of a renowned expert in international IT markets who will advance the further development of T-Systems.

Our strategies may, of course, be adapted and changed to respond to opportunities and changing conditions. As reported in past years, we may embark on capital expenditure programs and pursue acquisitions, joint ventures or full or partial dispositions or combinations of businesses where we perceive opportunity for profitable growth, cost savings or other benefits for our Group. Transactions may be conducted using newly issued shares of Deutsche Telekom or shares of affiliates, cash or a combination of cash and shares, and may individually or in the aggregate be material to our financial and business condition or results. As a result, they may affect the market trading prices of our securities. As in the past, discussions with third parties in this regard may be commenced, on-going or discontinued at any time or from time to time.

Outlook(1)

The overall encouraging development in our international sales markets continues, especially in the key market of the United States. Extremely fierce competition and the continued decline in prices throughout the entire telecommunications market will again dominate developments in our business, particularly in Germany.

(1)	This Outlook discussion contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “expect,” “anticipate,” “believe,” “intend,” “may,” “could,” “estimate,” “aim,” “goal,” “plan,” “project,” “should,” “will,” “seek,” “outlook” or similar expressions generally identify forward-looking statements. These forward-looking statements include statements with regard to the expected development of revenue, earnings, operating profitability and personnel related measures and reductions. You should consider forward-looking statements with caution. They are subject to risks and uncertainties, most of which are difficult to predict and are often beyond our control. The risks and uncertainties include those described in the sections “Forward-Looking Statements” and “Risk Factors” of this Annual Report. Please read those sections when considering this Outlook discussion. Among the other relevant factors that might influence our ability to achieve our objectives are: the progress of our workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations, and cost-saving initiatives. In addition, stronger than expected competition, technological change, legal proceedings and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, an economic downturn in Europe or North America, and changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance may materially differ from the performance expressed or implied by such statements. We can offer no assurance that our estimates or expectations will be achieved. We do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws.

We respond to continuous technological change and fierce competition in our sales markets by taking targeted measures. The most important of these are:

•

Improvements to the service culture and processes, investments in future product areas and simplification of the product range and pricing models tailored to target groups, with the aim of safeguarding existing customer relationships in the long-term and attracting new customers.

•	Expansion of the sales network in Germany by further developing direct sales channels (Telekom Shops) and sales partnerships.

•	Cost-cutting measures and further rationalization investments in more cost-effective IP networks.

•

Continuation of measures to adjust the workforce structure. The necessary workforce reduction will be implemented using socially responsible and voluntary instruments such as partial retirement, severance and voluntary redundancy payments and early retirement.

•	Targeted consolidation in markets where we currently have a presence, but also activities outside these markets to leverage international economies of scale and synergies.

•	Participation in market trends by promoting innovative in-house development or, if necessary, through partnerships.

All of these measures are based on the “Focus, fix and grow” strategy, and are expected to contribute to the positive development of revenue and cost efficiencies, as well as, to safeguard cash flow.

Mobile Communications Europe and Mobile Communications USA

We expect that our mobile communications business will be positively affected by the customer growth rates in the Mobile Communications USA operating segment. We also expect customer numbers to continue growing in the Mobile Communications Europe operating segment, albeit at a lesser rate than in the United States. Our range of innovative data services, especially an enhanced, attractively priced web’n’walk offering with new mobile devices, is expected to be a key growth driver in Europe and the United States.

Based on these plans and expectations for the mobile communications business, we expect that our positive revenue trend will continue in both Europe and the United States. This development is expected to be supported by further cost savings, for instance in the United Kingdom, where T-Mobile UK and its competitor “3” will share their UMTS networks to save costs and provide a larger proportion of the population with 3G mobile services. However, regulatory decisions and exchange rate risks, especially for the U.S. dollar and British pound sterling, may negatively affect revenues and profits when these currencies are translated into euros.

Our capital expenditure activities in the 2008 financial year will continue to focus on our mobile communications business. In Europe, key areas will include improvements in the quality of the GSM networks and the further expansion of the UMTS networks. In the United States, we plan to enhance network quality and network coverage, as well as accelerate the development of 3G mobile communications networks and services.

Broadband/Fixed Network

We expect that the traditional fixed network business will continue to lose customer market share because of continued fierce competition from alternative telecommunications carriers and cable operators, as well as mobile substitution. The introduction of an all-IP network and IP access will also shape developments in 2008 and beyond. In addition, prices are expected to fall further due to regulatory requirements and competition-induced price cuts. We intend to defend our market leadership in the broadband business, and serve the mass market in Germany with our Entertain products. The Broadband/Fixed Network operating segment plans to launch a quality and service campaign in 2008 that will focus on safeguarding and defending its core voice and access business, and on its broadband market leadership. In addition, we are consistently addressing growth areas with the introduction of new products, such as an innovative IP connection that will offer customers many additional functions including video telephony.

Based on these plans and expectations, we expect the negative revenue trends in the Broadband/Fixed Network operating segment to continue, but at a somewhat reduced rate.

We plan to continue the roll-out of our high-speed network infrastructure in 2008. However, any expansion will be contingent on such an investment making sense when taking regulatory and economic aspects into account. In addition to expanding the high-speed network, further investments in network coverage and performance of the existing IP network infrastructure are planned for 2008.

Business Customers

In 2008, T-Systems is planning to focus its activities and to position itself more strongly in the network-centric ICT market. In 2008, T-Systems began implementation of its “Next Generation T-Systems” program, which was developed to react to customer needs through the creation of two simplified and specific go-to-market models: the Corporate Customers unit, which will address multinational and large customers, and the Business Customers unit, which will focus on smaller enterprises. In January 2008, T-Systems’ Media & Broadcast division was sold to the French provider TDF (Télédiffusion de France) and Active Billing, which handles our receivables management business, was transferred to the Broadband/Fixed Networks operating segment.

At the same time, the Business Customers operating segment intends to expand its position as a European provider in the international ICT market by winning further major contracts.

The Systems Integration unit is seeking to enter into a strategic partnership arrangement in 2008. Unlike network-centric businesses, Systems Integration requires over 60% of work to be performed on the customer’s premises. At the same time, providers in this market have to buy standardized programming services from local and offshore countries such as Hungary, Brazil, and India in order to be competitive. A strategic partnership is therefore desired to increase the number of internationally available specialists for on-site customer business and to augment offshore resources. Although we are currently negotiating with potential partners, we cannot provide assurance that any favorable arrangements will be realized.

Based on these plans and expectations, revenue at Business Customers is expected to stabilize in view of the measures described.

Group Headquarters and Shared Services

The results of Group Headquarters and Shared Services are to a significant extent influenced by the development of Vivento. The changed market environment means that the Group’s personnel structure will have to be adjusted further. Vivento’s expertise will be used to establish a capacity management system in 2008, with the goal of generating further external employment opportunities for Deutsche Telekom staff. The system will focus in particular on employment prospects in the public sector, which will be offered primarily to the Group’s civil servants. Vivento’s reporting of the personnel costs for the employees concerned will negatively affect the results of Group Headquarters and Shared Services in 2008. In addition, measures taken to centralize functions at Group Headquarters and Shared Services will initially have a negative effect. However, continuation of the Save for Service program is expected to lead to efficiency gains in the coming years.

Business development in the Group

In view of the anticipated market situation in the individual operating segments described above, we expect to again achieve overall positive results for the Group.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as bases for the preparation of our consolidated financial statements. We have identified the following critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies that we believe are essential to an understanding of the underlying financial reporting risks, and the effect that these accounting estimates, assumptions and uncertainties have on our consolidated financial statements under IFRS.

Measurement of property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, provided they were acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgment.

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

Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. Generally, an investment impairment loss is recorded when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involve judgment and rely heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

91

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

Income taxes must be estimated for each of the jurisdictions in which we operate, and involve a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management’s judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced and this reduction will be recognized in profit or loss.

Pension obligations for benefits to non-civil servants are generally satisfied by plans which are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuation, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension costs. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. In order to determine the discount rate, we determine an appropriate yield curve based on the spot rates of the rate of return of more than 500 high quality European corporate bonds with a rating of “AA” as reported by Bloomberg L.P. Since our defined pension obligations are denominated predominantly in euro, this yield curve provides the basis for the discount rate. We determine the discount rate on the weighted average timing (duration) of our defined benefit payments. The duration of our defined benefit payments is approximately 15 years. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be materially affected.

We are obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for our share of any operating cost shortfalls between the income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and actual benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members (and their dependents), who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. We recognize provisions in the amount of the actuarially determined present value of our share in the fund’s future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

We exercise considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are expected from executory contracts, a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. In addition, significant estimates are involved in the determination of provisions related to taxes, environmental liabilities and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates of these losses from executory contracts may significantly affect future operating results.

Revenue recognition for customer activation fees

The operating segments Mobile Communications Europe, Mobile Communications USA and Broadband/Fixed Network, receive installation and activation fees from new customers. These fees (and related directly attributable costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue recognized for any given period.

Revenue recognition for service contracts

T-Systems conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized according to the status of performance. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

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

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents information concerning our consolidated income statements for the periods indicated:

	For the years ended December 31,
	2007	2006	2005
	(millions of €)
Net revenues	62,516	61,347	59,604
Cost of sales	(35,337)	(34,755)	(31,862)
Gross profit	27,179	26,592	27,742
Selling expenses	(16,644)	(16,410)	(14,683)
General and administrative expenses	(5,133)	(5,264)	(4,210)
Other operating income	1,645	1,257	2,408
Other operating expenses	(1,761)	(888)	(3,635)
Profit from operations	5,286	5,287	7,622
Finance costs	(2,514)	(2,540)	(2,401)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	54	24	214
Other financial income (expense)	(374)	(167)	784
Loss from financial activities	(2,834)	(2,683)	(1,403)

Profit before income taxes	2,452	2,604	6,219
Income taxes	(1,374)	970	(198)
Profit after income taxes	1,078	3,574	6,021
Profit attributable to minority interests	509	409	432

Net profit (profit attributable to equity holders of the parent)	569	3,165	5,589

Net Revenues (Revenues from customers outside of the Deutsche Telekom Group)

In 2007, our net revenues increased by EUR 1,169 million, or 1.9%, to EUR 62,516 million, compared with 2006. This increase was primarily due to changes in the composition of the Group, mainly due to the full-year consolidation of PTC, the full-year consolidation of gedas, and the consolidation of Orange Nederland as of October 1, 2007. In addition, customer growth at T-Mobile USA and T-Mobile UK also contributed to the increase. The increase was partly offset by negative exchange rate effects (EUR 1,049 million) primarily from the translation of U.S. dollars into euros, and from a decrease in revenues from the Broadband/Fixed Network operating segment (EUR 1,294 million, or 6.4%) and the Business Customers operating segment (EUR 330 million, or 3.5%).

In 2006, our net revenues increased by EUR 1,743 million, or 2.9%, to EUR 61,347 million, compared with 2005. This increase was primarily due to the positive development of net revenues in the Mobile Communications Europe operating segment (EUR 1,027 million, or 6.2%) and the Mobile Communications USA operating segment (EUR 1,750 million, or 14.8%), as compared with 2005. In contrast, net revenues in the Broadband/Fixed Network operating segment decreased by EUR 1,081 million, or 5.0%, compared with 2005. In the Business Customers operating segment, net revenues remained at the same level as in the previous year.

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

For more information on our net revenue development and trends, see “—Segment Analysis.”

Cost of Sales

Our cost of sales comprises the aggregate cost of products and services delivered. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, such as depreciation and amortization.

Cost of sales increased by EUR 582 million, or 1.7%, in 2007 to EUR 35,337 million, compared with EUR 34,755 million in 2006. In addition to customer growth at T-Mobile UK and T-Mobile USA, changes in the composition of the Group contributed to this increase, mainly due to the full-year consolidation of PTC. Higher expenses for interconnection as a result of increased traffic to third party networks, mainly due to the new Flext rate plan at T-Mobile UK, also contributed to the increased cost of sales. This increase was partly offset by negative exchange rate effects resulting primarily from the translation of U.S. dollars into euros. Cost of sales decreased at Broadband/Fixed Network and Business Customers in relation to the decrease in revenues.

Cost of sales increased by EUR 2,893 million, or 9.1%, in 2006 to EUR 34,755 million, compared with EUR 31,862 million in 2005. In addition to higher expenditures in connection with the personnel reduction initiative, the increase in the cost of sales was due primarily to customer growth in the Mobile Communications Europe and Mobile Communications USA operating segments. However, cost of sales in the Broadband/Fixed Network operating segment was down slightly compared to 2005.

Selling Expenses

Our selling expenses include all expenses for activities that do not directly increase the value of our products or services, but help to secure sales. Selling costs generally include all expenses relating to the sales (e.g., commissions), advertising and marketing departments and other sales promotion activities.

Selling expenses increased by EUR 234 million, or 1.4%, in 2007, compared to 2006. This increase was primarily due to changes in the composition of the Group, mainly due to the full-year consolidation of PTC and higher marketing expenses primarily relating to new calling plans at T-Mobile USA. The increase in selling expenses was offset, in part, by decreases in selling expenses for staff reduction related measures at Broadband/Fixed Network, Business Customers and Group Headquarters and Shared Services.

Selling expenses increased by EUR 1,727 million, or 11.8%, in 2006, compared to 2005. In addition to higher expenditures relating to the personnel reduction initiative, this increase is predominantly attributable to higher commission and marketing expenses in the Mobile Communications Europe, Mobile Communications USA and Broadband/Fixed Network operating segments, which increased mainly as a result of customer growth at T-Mobile USA, and intensified advertising for new calling plans and major sponsored events.

General and Administrative Expenses

Our general and administrative expenses generally include all costs attributable to the core administrative functions that are not directly attributable to production or selling activities.

General and administrative expenses decreased by EUR 131 million, or 2.5%, in 2007, compared to 2006. The decrease in general and administrative expenses was primarily due to a decrease in expenses in connection with staff-related measures at Group Headquarters and Shared Services and in the Business Customers and Broadband/Fixed Network operating segments. Offsetting effects mainly resulted from changes in the composition of the Group.

General and administrative expenses increased by EUR 1,054 million, or 25.0%, in 2006, compared to 2005, with the largest increases attributable to the Group Headquarters and Shared Services, Mobile Communications Europe and Mobile Communications USA operating segments. Overall, this increase is primarily due to higher expenses relating to the personnel reduction initiative.

Other Operating Income

Other operating income consists of reversals of provisions (if not allocated to functional costs), income from transfer of costs and gains from disposals. Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

In 2007, other operating income increased EUR 388 million to EUR 1,645 million compared to 2006, primarily as a result of the gains on the disposal of T-Online France (EUR 210 million) and T-Online Spain (EUR 120 million). No income of a comparable level was recorded in the prior year.

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

In 2007, other operating expenses increased by EUR 873 million to EUR 1,761 million, compared to 2006. This was mainly due to the reduction of the carrying amount of goodwill (EUR 327 million) at T-Mobile Netherlands and miscellaneous other operating expenses.

The reduction of the carrying amount of goodwill of T-Mobile Netherlands was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired in connection with the acquisition of Ben Nederland (the predecessor of T-Mobile Netherlands) but were not considered to meet the criteria for recognition at the time. Based on an assessment of all available information and relevant accounting literature, we determined that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized and the carrying amount of goodwill would have to be reduced accordingly.

The increase in other operating expenses was also attributable, in part, to the sale of call centers at Vivento Customer Services and the disposal of Vivento Technical Services.

In 2006, other operating expenses decreased by EUR 2,747 million compared to 2005. This was mainly due to reduced goodwill impairment losses. In 2005, goodwill impairment losses recognized as expenses totaled EUR 1,920 million relating mainly to T-Mobile UK (EUR 1,917 million) compared with EUR 10 million in 2006.

Profit from Operations

Profit from operations in 2007 was EUR 5,286 million and remained on the same level as 2006, primarily due to higher cost of sales, selling expenses and other operating expenses, offset in part, by lower general and administrative expenses and higher other operating income.

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

Loss from Financial Activities

The following table presents information concerning our loss from financial activities:

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Finance costs
Interest income	261	297	398	(12.1)	(25.4)
Interest expense	(2,775)	(2,837)	(2,799)	2.2	(1.4)
	(2,514)	(2,540)	(2,401)	1.0	(5.8)
Share of profit of associates and joint ventures accounted for using the equity method	54	24	214	n.m.	(88.8)
Other financial income (expense)	(374)	(167)	784	n.m.	n.m.

Loss from financial activities	(2,834)	(2,683)	(1,403)	(5.6)	(91.2)

n.m.—not	meaningful

Finance costs

Finance costs decreased by EUR 26 million in 2007, compared to 2006. This was primarily due to a slight reduction in the average net position of financial liabilities and liquid financial assets.

Finance costs increased by EUR 139 million in 2006, compared to 2005. This was primarily due to a positive effect in the second quarter of 2005 that resulted from an adjustment to the book value of financial liabilities to reflect the changes in the present value of estimated future payments. The changes in estimated future payments were triggered by a downward adjustment in interest rates relating to these financial liabilities following an upgrade of our credit rating by rating agencies.

The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.1% in 2007, 6.2% in 2006 and 6.5% in 2005. The effective weighted average interest rate applicable to our outstanding indebtedness related to bank liabilities was 5.7% in 2007, 6.6% in 2006 and 6.1% in 2005. Some of our debt instruments have provisions that could cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see “—Liquidity and Capital Resources—Capital Resources.”

Share of profit of associates and joint ventures accounted for using the equity method

The share of profit of associates and joint ventures accounted for using the equity method in 2007 increased by EUR 30 million, compared to 2006. While the share of profit of joint ventures improved, the share of profit of associates decreased primarily as a result of the full consolidation of PTC as of November 1, 2006.

The share of profit of associates and joint ventures accounted for using the equity method declined by EUR 190 million in 2006, compared to 2005, primarily due to lower profits from associates and joint ventures. In addition, the profit generated by PTC was only included through the end of October 2006.

Other financial income (expense)

Other financial expense increased in comparison with the previous year. In 2006, other financial expense included income from the sale of Celcom (EUR 196 million), whereas in 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo, in particular, were realized in other financial expense.

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

Personnel costs

The following table provides a breakdown of the personnel costs included in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

	For the years ended December 31,
	2007	2006	2005
	(millions of €)
Wages and salaries	(12,609)	(13,436)	(11,436)
Social security contributions and expenses for pension plans and benefits:
Social security costs	(1,588)	(1,598)	(1,520)
Expenses for pension plans	(1,056)	(1,351)	(1,129)
Expenses for benefits	(134)	(157)	(169)

Personnel costs	(15,387)	(16,542)	(14,254)

In 2007, personnel costs declined by EUR 1,155 million to EUR 15,387 million, compared to 2006. This was mainly attributable to lower expenses for staff-related measures (EUR 1,971 million), including voluntary redundancy and severance payments (EUR 571 million) and early retirement arrangements for civil servants (EUR 1,202 million), and the continued staff restructuring program, as compared with total expenses relating to personnel reduction measures in 2006 (EUR 2,852 million). In addition, provisions amounting to EUR 237 million were made for compensation payments in connection with the collective bargaining agreement relating to the Telekom Service companies. The decline was partially offset by an increase in headcount, in particular at T-Mobile USA and, to lesser extent, the effect of changes in the composition of the Group.

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

In addition, the increase in personnel costs in 2006 compared to 2005 is attributable to the first-time consolidation of gedas in the Business Customers operating segment, collectively agreed increases in wages and salaries, increased staff levels at T-Mobile USA and exchange rate effects between the U.S. dollar and the euro.

Number of employees (average for the year)

	For the years ended December 31,
	2007	2006	2005
Number of Employees
Civil servants	38,265	42,969	46,525
Non-civil servants	205,471	205,511	197,501

Deutsche Telekom Group	243,736	248,480	244,026

Trainees and student interns	10,708	10,346	10,019

The reduction in the average number of employees was primarily caused by the sale of call centers and staff reductions in Germany and Central and Eastern Europe. The overall decrease was partially offset by an increase in headcount at T-Mobile USA, as well as, effects of changes in the composition of the Group.

Depreciation, Amortization and Impairment Losses

The following table provides a breakdown of the depreciation, amortization and impairment losses contained in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

	For the years ended December 31,
	2007	2006	2005
	(millions of €)
Amortization and impairment of intangible assets	(3,490)	(2,840)	(4,427)
of which: goodwill impairment losses	(327)	(10)	(1,920)
of which: amortization of mobile telecommunications licenses	(1,017)	(994)	(951)
Depreciation and impairment of property, plant and equipment	(8,121)	(8,194)	(8,070)

Total depreciation, amortization and impairment losses	(11,611)	(11,034)	(12,497)

The increase in depreciation, amortization and impairment losses in 2007 was mainly due to higher amortization of intangible assets attributable to the acquisition in 2006 of tele.ring and PTC in the Mobile Communications Europe operating segment. This relates primarily to the amortization of the customer base and brands totaling EUR 270 million. In addition, the carrying amount of the goodwill of T-Mobile Netherlands (formerly Ben Nederland) was reduced by EUR 327 million in 2007.

The decrease in amortization and impairment of intangible assets in 2006 of EUR 1,587 million, compared to 2005, was primarily attributable to the goodwill impairment losses at T-Mobile UK in 2005 in the amount of EUR 1,917 million, which were not repeated in 2006. Depreciation and amortization at tele.ring and PTC (each acquired in 2006) had the opposite effect. These essentially relate to amortization of the customer base and brands totaling EUR 274 million.

Depreciation of property, plant, and equipment decreased by EUR 73 million in 2007, mainly as a result of lower depreciation of technical equipment and machinery. The depreciation and impairment of property, plant and equipment increased in 2006 by EUR 124 million. The increase was largely the result of higher depreciation of technical equipment and machinery relating to additional operating equipment in connection with the network expansion at T-Mobile USA, which led to a higher depreciation base.

For more information relating to our intangible assets, see note (21) to notes to the consolidated financial statements.

The following table provides a breakdown of impairment losses:

	For the years ended December 31,
	2007	2006	2005
	(millions of €)
Intangible assets	(378)	(123)	(1,958)
Of which: goodwill	(327)	(10)	(1,920)
Of which: U.S. mobile telecommunications licenses	(9)	(33)	(30)
Property, plant and equipment	(300)	(287)	(248)
Of which: land and buildings	(238)	(228)	(233)
Of which: technical equipment and machinery	(54)	(13)	(7)
Of which: other equipment, operating and office equipment	(4)	(26)	(5)
Of which: advance payments and construction in progress	(4)	(20)	(3)

Total impairment losses	(678)	(410)	(2,206)

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings held for sale less costs to sell. The amounts are reported in other operating expenses.

Profit before Income Taxes

In 2007, profit before income taxes decreased by EUR 152 million, to EUR 2,452 million, compared with 2006, mainly due to increased loss from financial activities.

In 2006, profit before income taxes decreased by EUR 3,615 million, to EUR 2,604 million compared with 2005, mainly due to decreased profit from operations and increased loss from financial activities.

Income Taxes

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Income taxes	1,374	(970)	198	n.m.	n.m.

n.m.—not	meaningful

In general, the amount of income taxes we recognize is a function of our profit before income taxes and the various income tax rates applicable to profit before income taxes, and the recognition or non-recognition of deferred income taxes. However, the income tax expense recorded on our financial statements is not necessarily reflective of the actual income taxes we paid.

Income taxes changed from a benefit of EUR 970 million in 2006 to an income tax expense of EUR 1,374 million in 2007, a difference of EUR 2,344 million. The major reason for this increase was that in the prior year, deferred tax assets relating to loss carryforwards were recognized that had not previously been recognized and provisions for income taxes were reversed, creating significant favorable effects on income of EUR 1.2 billion and EUR 0.4 billion, respectively. A similar effect had led to a very low tax expense also in 2005.

Additionally, deferred tax assets and deferred tax liabilities were adjusted in the current period in response to changes in German tax rates (a decrease in the total tax burden on domestic profits from 39% to 30% as a result of the 2008 corporate tax reform legislation). The adjustment resulted in a negative effect on net income amounting to EUR 0.7 billion. This deferred tax effect, however, did not result in any additional tax payments.

Two offsetting deferred tax effects did not fully compensate the negative impact on net income: the state tax burden in the United States was adjusted to reflect more detailed information on the effects of a corporate reorganization at T-Mobile USA (EUR 0.1 billion); and the recognition of deferred tax assets on temporary differences and from tax loss carryforwards in The Netherlands (EUR 0.3 billion), which resulted almost entirely from the acquisition of T-Mobile Netherlands. At the time, neither the deferred tax assets on these temporary differences nor the loss carryforwards met recognition criteria. However, based on an assessment of all available evidence, it was determined that these previously unrecognized temporary differences and loss carryforwards at T-Mobile Netherlands were likely to be utilized in the near future, and therefore, associated deferred tax assets were required to be recognized.

Our effective income tax rate (income taxes as a percentage of profit before income taxes) was approximately 56% in 2007, (37)% in 2006 and 3% in 2005. The German statutory income tax rate applicable to us was approximately 39% in 2007, 2006 and 2005. This statutory income tax rate includes corporate income tax of 25%, a solidarity surcharge on corporate income tax (Solidaritätszuschlag) levied at 5.5% on corporate income tax, and trade tax at an average national rate.

Our profit before income taxes was EUR 2,452 million in 2007, EUR 2,604 million in 2006 and EUR 6,219 million in 2005. Profit before income taxes in each of these years included transactions that significantly affected profit before income taxes with no, or a disproportionately small, impact on income taxes recorded.

With regard to the 2006 deferred tax asset mentioned above, based on an assessment of all available evidence, we determined in the third quarter of 2006, that it had become probable that EUR 1.2 billion of the previously unrecognized deferred tax assets at T-Mobile USA relating primarily to federal income tax net operating loss carryforwards was realizable. For purposes of this assessment, we reviewed forecasts in relation to actual results and expected trends in the industry. The realization of the previously unrecognized deferred tax assets provided for a corresponding income tax benefit. These effects were partially offset by the write-off of deferred tax assets amounting to EUR 0.2 billion due to negative developments in current operating income at three of our foreign subsidiaries.

In addition, in the second quarter of 2006, we agreed with the German tax authorities on the application of a provision of trade tax law regarding certain capital losses incurred in previous years. As a result of this agreement, we were able to release a provision for income taxes totaling EUR 0.4 billion.

In 2005, we recorded previously unrecognized deferred tax assets at T-Mobile USA resulting in an income tax benefit of EUR 2.2 billion. In addition, profit before income taxes in 2005 included capital gains on our sale of MTS shares, amounting to EUR 1.0 billion, only 5% of which was taxable. Furthermore, profit before income taxes was reduced by a goodwill impairment of EUR 1.9 billion, which we recognized in 2005, primarily relating to T-Mobile UK. Because the goodwill impairments were not deductible for income tax purposes and did not affect deferred income taxes, income tax expense was not reduced by the recognition of the impairment loss.

Net profit

In 2007, our net profit decreased to EUR 569 million from EUR 3,165 million in 2006, primarily as a result of the factors set forth above.

In 2006, our net profit decreased to EUR 3,165 million from EUR 5,589 million in 2005, primarily as a result of the factors set forth above.

101

SEGMENT ANALYSIS

The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

In November 2006, the IASB issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. We have opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, reportable operating segments are identified based on a “management approach,” which requires review of the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. As a consequence of our early adoption of this Standard and changes in our internal reporting and management channels, we have separated Mobile Communications into two operating segments—Mobile Communications Europe and Mobile Communications USA. The figures for previous periods have been adjusted accordingly. For more information please see note 39 to notes to the consolidated financial statements.

Additionally, since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

	For the years ended December 31,
	2007				2006				2005
	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues	Net Revenues	%	Inter- Segment Revenues	Total Revenues
	(millions of € except percentages)
Mobile Comunications Europe	20,000	32.0	713	20,713	17,700	28.8	755	18,455	16,673	28.0	945	17,618
Mobile Comunications USA	14,050	22.5	25	14,075	13,608	22.2	20	13,628	11,858	19.9	29	11,887
Broadband/Fixed Network	19,072	30.5	3,618	22,690	20,366	33.2	4,149	24,515	21,447	36.0	4,395	25,842
Business Customers	8,971	14.3	3,016	11,987	9,301	15.2	3,568	12,869	9,328	15.6	3,817	13,145
Group Headquarters and Shared Services	423	0.7	3,445	3,868	372	0.6	3,386	3,758	298	0.5	3,279	3,577
Reconciliation	—	—	(10,817)	(10,817)	—	—	(11,878)	(11,878)	—	—	(12,465)	(12,465)

Total	62,516	100.0	—	62,516	61,347	100.0	—	61,347	59,604	100.0	—	59,604

Mobile Communications

The following table presents selected financial information concerning Mobile Communications Europe:

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Net revenues	20,000	17,700	16,673	13.0	6.2
Inter-segment revenues	(713)	(755)	(945)	5.6	20.1
Total revenues	20,713	18,455	17,618	12.2	4.8
Profit before income taxes	2,131	2,433	2,249	(12.4)	8.2

The following table presents selected financial information concerning Mobile Communications USA:

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Net revenues	14,050	13,608	11,858	3.2	14.8
Inter-segment revenues	(25)	(20)	(29)	(25.0)	31.0
Total revenues	14,075	13,628	11,887	3.3	14.6
Profit before income taxes	1,683	1,410	1,273	19.4	10.8

Net Revenues

Net revenues (which consist of revenues from customers outside of the Deutsche Telekom Group) from Mobile Communications Europe increased by EUR 2,300 million, or 13.0%, to EUR 20,000 million in 2007, from EUR 17,700 million in 2006. This increase was primarily attributable, to the first-time consolidation of PTC as of November 1, 2006 and Orange Nederland as of October 1, 2007, as well as continued customer growth in all markets. In 2006, net revenues from Mobile Communications Europe increased by EUR 1,027 million, or 6.2%, to EUR 17,700 million, from EUR 16,673 million in 2005. This increase was primarily attributable to continued growth in the number of customers, and to the first-time consolidation of tele.ring as of April 28, 2006 and PTC as of November 1, 2006.

Net revenues from Mobile Communications USA increased by EUR 442 million, or 3.2%, to EUR 14,050 million in 2007, from EUR 13,608 million in 2006. This increase was primarily attributable to continued customer growth. In 2006, net revenues from Mobile Communications USA increased by EUR 1,750 million, or 14.8%, to EUR 13,608 million, from EUR 11,858 million in 2005. This increase was primarily attributable to continued growth in the number of customers.

T-Mobile counts its customers by the number of SIM cards activated and not churned. The aggregate number of T-Mobile customers increased by 12.4% from 106.4 million at December 31, 2006 to 119.6 million at December 31, 2007 (including 5.3 million customers in 2006 and 5.2 million customers in 2007 from the Virgin Mobile MVNO). This increase in customers was mainly a result of the first-time consolidation of Orange Nederland, as well as, organic growth in the United States, the United Kingdom and Central and Eastern European countries. In Germany, the customer base grew organically and due to the change in churn policy. The aggregate number of T-Mobile customers increased by 22.9%, from 86.6 million in 2005 to 106.4 million (including 6.2 million in 2005 and 5.3 million in 2006 from the Virgin Mobile MVNO). This increase in customers was mainly a result of the first-time consolidation of PTC and strong customer growth in the United States, and to a lesser extent, customer growth in Europe and the first time consolidation of tele.ring.

Total Revenues

Total revenues include both net revenues from external customers and revenues from other entities within the Deutsche Telekom Group. The most significant component of Mobile Communications Europe’s inter- segment revenues relates to revenues received from the Broadband/Fixed Network operating segment for terminating calls on our mobile network in Germany that originate from T-Home’s fixed-line network in Germany. The most significant component of Mobile Communications USA’s inter-segment revenue relates to visitor revenues received from T-Mobile Deutschland and T-Mobile UK.

Total revenues are mainly comprised of service revenues. Service revenues are comprised of revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenues, monthly charges, and revenues from visitor roaming.

Revenues from mobile termination fees are primarily generated in our operations outside of the United States. Reduced mobile termination fees, as agreed with or determined by the regulatory authorities, in Germany, the United Kingdom, the Czech Republic, as well as Hungary, The Netherlands, Austria and Slovakia, negatively affected total revenues in 2007. These decreased mobile termination fees will continue to have a negative impact on total revenues in 2008 and beyond. T-Mobile believes that mobile termination fees will further decrease in its markets in the future.

103

The following table reflects the number of our mobile communications customers by subsidiary:

	As of December 31,
Subsidiary	2007	2006	2005	2007/2006(1)	2006/2005(1)
	(millions)			(% change)
Mobile Communications Europe	90.9	81.4	64.9	11.7	25.4
T-Mobile Deutschland(2)	36.0	31.4	29.5	14.6	6.4
T-Mobile UK(3)	17.3	16.9	17.2	2.4	(1.7)
T-Mobile Hungary	4.9	4.4	4.2	11.4	4.8
T-Mobile Netherlands(4)	4.9	2.6	2.3	88.5	13.0
T-Mobile Czech Republic	5.3	5.0	4.6	6.0	8.7
T-Mobile Austria(5)	3.3	3.2	2.1	3.1	52.4
T-Mobile Hrvatska (Croatia)	2.4	2.2	1.9	9.1	15.8
T-Mobile Slovensko (Slovakia)	2.4	2.2	2.0	9.1	10.0
PTC(6)	13.0	12.2	—	6.6	n.a.
Other(7)	1.6	1.3	1.1	23.1	18.2
Mobile Communications USA T-Mobile USA	28.7	25.0	21.7	14.8	15.2

Total(1)	119.6	106.4	86.6	12.4	22.9

n.a.—not	applicable
(1)	Calculations of percentages and total numbers of customers have been based on actual figures.
(2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, in 2007 far fewer customers were deactivated. Most of the reported increase in customer numbers in 2007 is due to this change.
(3)	Includes Virgin Mobile customers of 5.2 million in 2007, 5.3 million in 2006 and 6.2 million in 2005.
(4)	Includes Orange Nederland customers of 2.2 million in 2007 (consolidated as of October 1, 2007).
(5)	Includes tele.ring customers of 1.0 million in 2006 and 2007 (consolidated as of April 28, 2006).
(6)	Fully consolidated as of November 1, 2006.
(7)	Other includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro). T-Mobile Crna Gora (Montenegro) was consolidated for the first time in the second quarter of 2005.

The figures in the table above represent the total numbers of contract and prepaid customers at year-end for the periods presented based on the number of activated SIM cards. The customer counting methodologies employed differ in some respects between national markets, so that the figures in the table above may not be directly comparable with one another. For more information relating to how we calculate our customer data, see “Item 4. Information on the Company—Description of Business—Mobile Communications.”

Our European markets are relatively mature and saturated with a very high rate of mobile telephone penetration. As a result, Mobile Communications Europe expects that the growth in the number of its customers in these markets will be significantly lower than in past years, and the focus of competition will continue to shift from customer acquisition to customer retention, and to stimulate demand for voice usage and new data products and services to offset expected industry price decreases.

Mobile Communications USA expects that the growth rate of customer numbers will decrease in the United States in the future because that market is also maturing.

Total Revenues by Geographic Area

The following table reflects total revenues by geographic area:

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Mobile Communications Europe	20,713	18,455	17,618	12.2	4.8
Germany(1)	7,993	8,215	8,621	(2.7)	(4.7)
United Kingdom(1)	4,812	4,494	4,153	7.1	8.2
Hungary(1)	1,118	1,050	1,090	6.5	(3.7)
The Netherlands(1)(6)	1,318	1,138	1,064	15.8	7.0
Czech Republic(1)	1,171	1,043	938	12.3	11.2
Austria(1)(2)	1,182	1,149	885	2.9	29.8
Croatia(1)	581	556	512	4.5	8.6
Slovakia(1)	510	429	378	18.9	13.5
Poland(1)(3)	1,965	305	—	n.m.	n.a.
Other(1)(4)	236	198	174	19.2	13.8
Intra-segment revenues Europe(5)	(173)	(122)	(197)	(41.8)	38.1
Mobile Communications USA(1)	14,075	13,628	11,887	3.3	14.6

n.a.—not	applicable
n.m.—not	meaningful
(1)	These amounts relate to each mobile subsidiary’s respective, separate financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency), without taking into consideration consolidation effects at the operating segment level (which effects are included under “Intra-segment revenues” in the table) or at the Group level.
(2)	Includes tele.ring fully consolidated as of April 28, 2006.
(3)	Fully consolidated as of November 1, 2006.
(4)	Other includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro). T-Mobile Crna Gora (Montenegro) was consolidated for the first time in the second quarter of 2005.
(5)	In addition to consolidation effects at the operating segment level, “Intra-segment revenues Europe” also includes revenues as defined under footnote (1) for the following subsidiaries: T-Mobile International UK (2007: EUR 64 million, 2006: EUR 66 million and 2005: EUR 83 million), T-Systems Traffic (2005: EUR 5 million) and Pro-M (2007: EUR 29 million, 2006: EUR 75 million; Pro-M was consolidated for the first time in the second quarter of 2006).
(6)	Includes Orange Nederland fully consolidated as of October 1, 2007.

Mobile Communications Europe

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	20,713	18,455	17,618	12.2	4.8
less Terminal equipment	985	962	1,188	2.4	19.0
less Other	806	749	657	7.6	14.0

Service revenues	18,922	16,744	15,773	13.0	6.2

Total revenues for Mobile Communications Europe increased by EUR 2,258 million in 2007, or 12.2%, compared to 2006. This increase was primarily attributable to an increase in service revenues due to the first time consolidation of PTC as of November 1, 2006 and Orange Nederland as of October 1, 2007, as well as continued customer growth.

Total revenues for Mobile Communications Europe increased by EUR 837 million in 2006, or 4.8%, compared to 2005. This increase was attributable to continued customer growth, as well as the first time consolidation of tele.ring as of April 28, 2006 and PTC as of November 1, 2006.

Germany

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	7,993	8,215	8,621	(2.7)	(4.7)
less Terminal equipment	457	423	564	8.0	(25.0)
less Other	380	357	300	6.4	19.0

Service revenues	7,156	7,435	7,757	(3.8)	(4.2)

Total revenues in Germany declined by EUR 222 million in 2007, or 2.7%, compared to 2006. This decline was primarily attributable to a decrease in service revenues, which was partially offset by an increase in terminal equipment revenues and other revenues. In 2006, total revenues declined by EUR 406 million, or 4.7%, compared to 2005. This decline was primarily attributable to reductions in service revenues and revenues from sales of terminal equipment, which was partially offset by an increase in other revenues.

Service revenues decreased by EUR 279 million, or 3.8%, to EUR 7,156 million in 2007, compared to EUR 7,435 million in 2006. This decrease was primarily attributable to lower voice revenues primarily as a result of lower prices due to competitive pressures and regulation of mobile termination fees. In 2006, service revenues decreased by EUR 322 million, or 4.2%, to EUR 7,435 million, compared to EUR 7,757 million in 2005. This decrease was primarily attributable to lower voice revenues primarily having resulted from lower prices due to competitive pressures.

Revenues from sales of terminal equipment increased by EUR 34 million, to EUR 457 million in 2007, compared to EUR 423 million in 2006, due to the higher number of terminal equipment devices sold. Revenues from sales of terminal equipment decreased by EUR 141 million, to EUR 423 million in 2006, compared to EUR 564 million in 2005, due to the sale of lower value terminal equipment and reduced costs from suppliers, which were passed on to customers, and higher discounts granted as part of customer acquisition and retention efforts.

Other revenues mainly consist of MVNO revenues, activation revenues and disconnection fees. MVNO revenues reflect revenues from the national roaming agreement with O2, which are generated by O2 traffic being routed through T-Mobile Deutschland’s network. MVNO revenues accounted for 68% of total other revenues in 2007, compared to 79% in 2006 and 85% in 2005.

Other revenues increased by EUR 23 million, to EUR 380 million in 2007, compared to 2006. In 2006, other revenues increased by EUR 57 million, to EUR 357 million, compared to 2005 primarily as a result of higher MVNO revenues due to higher voice usage of O2 customers being routed through T-Mobile Deutschland’s network.

United Kingdom

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	4,812	4,494	4,153	7.1	8.2
less Terminal equipment	225	289	384	(22.1)	(24.7)
less Other	237	223	231	6.3	(3.5)

Service revenues	4,350	3,982	3,538	9.2	12.5

Total revenues in the United Kingdom increased by EUR 318 million, or 7.1%, to EUR 4,812 million in 2007, from EUR 4,494 million in 2006. This increase was predominantly due to an increase in service revenues and other revenues, which was partly offset by lower terminal equipment revenues. The development of the British pound and the euro resulted in a negative currency translation effect. In 2006, total revenues increased by EUR 341 million, or 8.2%, to EUR 4,494 million, from EUR 4,153 million in 2005, due to an increase in service revenues, which was partly offset by lower terminal equipment revenues and other revenues.

Service revenues increased by EUR 368 million, or 9.2%, to EUR 4,350 million in 2007, compared to EUR 3,982 million in 2006. This increase was mainly the result of an increased usage and a higher percentage of contract customers in the overall average customer base. Service revenues increased by EUR 444 million, or 12.5%, to EUR 3,982 million in 2006, compared to EUR 3,538 million in 2005. This increase was mainly a result of growth in the T-Mobile UK average customer base (excluding Virgin Mobile) due to increased customer acquisition efforts in 2006.

Revenues from sales of terminal equipment decreased in 2007, compared to 2006, mainly due to higher handset subsidies as a result of increased competitive pressures. Revenues from sales of terminal equipment decreased in 2006, compared to 2005, mainly due to higher sales discounts and reduced average prices of mobile devices.

Other revenues increased by EUR 14 million, to EUR 237 million in 2007, compared to EUR 223 million in 2006. In 2006, total other revenues decreased by EUR 8 million, to EUR 223 million, compared to EUR 231 million in 2005 due to lower activation and disconnection fees.

Poland

	For the years ended December 31,
	2007	2006(1)	2005
	(millions of €)
Total revenues	1,965	305	—
less Terminal equipment	48	9	—
less Other	28	3	—

Service revenues	1,889	293	—

n.a.—not	applicable
n.m.—not	meaningful
(1)	Fully consolidated since November 1, 2006.

PTC was consolidated as of November 1, 2006. Total revenues contributed by PTC during 2007 amounted to EUR 1,965 million, of which service revenues amounted to EUR 1,889 million. Comparison with 2006 is not meaningful due to the first-time consolidation as of November 1, 2006.

Hungary

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	1,118	1,050	1,090	6.5	(3.7)
less Terminal equipment	81	82	82	(1.2)	0.0
less Other	33	23	26	43.5	(11.5)

Service revenues	1,004	945	982	6.2	(3.8)

Total revenues in Hungary increased by EUR 68 million, or 6.5%, to EUR 1,118 million in 2007, compared to EUR 1,050 million in 2006. In local currency, total revenues also increased. The development between the Hungarian forint and the euro resulted in a positive currency translation effect. The increase in total revenues in local currency was mainly related to an increase in service revenues, primarily as a result of an increased average contract customer base. Total revenues decreased by EUR 40 million, or 3.7%, to EUR 1,050 million in 2006, compared to EUR 1,090 million in 2005. The development between the Hungarian forint and the euro resulted in a negative currency translation effect. In local currency, total revenues increased. The increase in total revenues in local currency was mainly related to an increase in service revenues.

Service revenues increased by EUR 59 million to EUR 1,004 million in 2007. In local currency, service revenues also increased. The development between the Hungarian forint and the euro had a positive currency translation effect. The increase in service revenues in local currency was mainly a result of increased usage and an increased average contract customer base, which tend to generate higher service revenues than prepay customers. Service revenues decreased by EUR 37 million, to EUR 945 million in 2006, from EUR 982 million in 2005. In local currency, service revenues increased. The development between the Hungarian forint and the euro resulted in a negative currency translation effect. The increase in service revenues in local currency was mainly related to increased usage and an increased average contract customer base, who tend to generate higher service revenues than prepay customers.

Revenues from sales of terminal equipment decreased by EUR 1 million, to EUR 81 million in 2007, compared to EUR 82 million in 2006, primarily due to handset subsidies. Revenues from sales of terminal equipment remained constant at EUR 82 million in 2006 as in 2005.

The Netherlands

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	1,318	1,138	1,064	15.8	7.0
less Terminal equipment	53	47	37	12.8	27.0
less Other	42	15	35	n.m.	(57.1)

Service revenues	1,223	1,076	992	13.7	8.5

n.m.—not meaningful

Total revenues in The Netherlands increased by EUR 180 million, or 15.8%, to EUR 1,318 million in 2007, compared to EUR 1,138 million in 2006. The first time consolidation of Orange Nederland as of October 1, 2007 contributed EUR 167 million to this increase in revenues. Excluding internal revenues between Orange Nederland and T-Mobile Netherlands, the net contribution of Orange Nederland was EUR 147 million. Total revenues in The Netherlands increased by EUR 74 million, or 7.0%, to EUR 1,138 million in 2006, compared to EUR 1,064 million in 2005. The increase in total revenues was mainly related to an increase in service revenues and terminal equipment revenues, partly offset by decreases in total other revenues.

Service revenues increased by EUR 147 million, to EUR 1,223 million in 2007, compared to EUR 1,076 million in 2006. The first time consolidation of Orange Nederland contributed EUR 151 million in 2007. Excluding Orange Nederland, T-Mobile Netherlands’ service revenues declined slightly as a result of lower contract usage and a lower share of contract customers in the overall average customer base. Service revenues increased by EUR 84 million, to EUR 1,076 million in 2006, compared to EUR 992 million in 2005, primarily due to a higher proportion of contract customers in the average customer base, who tend to generate higher service revenues than prepay customers.

Revenues from sales of terminal equipment increased by EUR 6 million, to EUR 53 million in 2007, compared to EUR 47 million in 2006.

Other revenues mainly consist of revenues from MVNOs. Other revenues increased by EUR 27 million, or 180.0%, to EUR 42 million in 2007, compared to EUR 15 million in 2006, primarily due to an increase in MVNO revenues as a result of calls from Lycamobile customers being routed through the T-Mobile Netherlands network. In 2006, total other revenues decreased by EUR 20 million, or 57.1%, to EUR 15 million in 2006, compared to EUR 35 million in 2005, primarily due to a decrease in other operating revenues.

Czech Republic

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	1,171	1,043	938	12.3	11.2
less Terminal equipment	49	43	52	14.0	(17.3)
less Other	6	9	18	(33.3)	(50.0)

Service revenues	1,116	991	868	12.6	14.2

Total revenues in the Czech Republic increased by EUR 128 million, or 12.3%, to EUR 1,171 million in 2007, compared to EUR 1,043 million in 2006. In local currency, total revenues also increased. The development of the Czech koruna and the euro had a positive currency translation effect. The increase in total revenues was mainly related to increased service revenues, as a result of having a larger average customer base and positive currency translation effects. Total revenues increased by EUR 105 million, or 11.2%, to EUR 1,043 million in 2006, compared to EUR 938 million in 2005. The increase in total revenues was mainly related to an increase in service revenues, as a result of having a larger average customer base and positive currency translation effects.

Service revenues increased by EUR 125 million in 2007, to EUR 1,116 million. This increase was mainly a result of a larger average customer base and a higher share of contract customers in the overall average customer base. In 2006, service revenues increased by EUR 123 million, to EUR 991 million, from EUR 868 million in 2005. This increase was mainly due to a larger average customer base, which was partly offset by lower visitor roaming revenues.

Austria

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	1,182	1,149	885	2.9	29.8
less Terminal equipment	26	22	29	18.2	(24.1)
less Other	45	37	22	21.6	68.2

Service revenues	1,111	1,090	834	1.9	30.7

Total revenues in Austria increased by EUR 33 million in 2007, or 2.9%, to EUR 1,182 million, from EUR 1,149 million in 2006. This increase was due to the first full-year consolidation of tele.ring, which was consolidated as of April 28, 2006. In 2006, total revenues increased by EUR 264 million, or 29.8%, to EUR 1,149 million, from EUR 885 million in 2005. This increase was primarily due to the partial-year consolidation of tele.ring as of April 28, 2006, which contributed EUR 310 million to total revenues.

Service revenues increased by EUR 21 million in 2007, to EUR 1,111 million. This increase was due to the first full-year consolidation of tele.ring. The increase was partially offset by lower prices resulting from intense competition. In 2006, service revenues increased by EUR 256 million, to EUR 1,090 million. This increase was due to the partial-year consolidation of tele.ring, which contributed EUR 277 million to service revenues. This increase was partially offset by lower prices resulting from intense competition.

Revenues from sales of terminal equipment increased by EUR 4 million in 2007, from EUR 22 million in 2006 to EUR 26 million in 2007, primarily due to the full-year consolidation of tele.ring. In 2006, revenues from sales of terminal equipment decreased by EUR 7 million, to EUR 22 million, compared to 2005, due to higher mobile device subsidies.

Other revenues, primarily consisting of revenues from non-mobile services, activation fees and other operating revenues, increased by EUR 8 million in 2007, or 21.6%, to EUR 45 million, from EUR 37 million in 2006. In 2006, other revenues increased by EUR 15 million, or 68,2%, to EUR 37 million, from EUR 22 million in 2005.

Croatia

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	581	556	512	4.5	8.6
less Terminal equipment	27	28	25	(3.6)	12.0
less Other	13	10	12	30.0	(16.7)

Service revenues	541	518	475	4.4	9.1

Total revenues in Croatia increased by EUR 25 million, or 4.5%, to EUR 581 million in 2007, compared to EUR 556 million in 2006. In local currency, total revenues also increased. The increase in total revenues was mainly related to an increase in service revenues and, to a lesser extent, to an increase in other revenues. In 2006, total revenues increased by EUR 44 million, or 8.6%, to EUR 556 million, compared to EUR 512 million in 2005, primarily due to increases in service revenues and, to a lesser extent, to increases in revenues from sales of terminal equipment. The development between the Croatian kuna and the euro had a positive currency translation effect in 2006 compared with 2005.

Service revenues increased by EUR 23 million to EUR 541 million in 2007. This increase was mainly a result of a larger average customer base. In 2006, service revenues increased by EUR 43 million, to EUR 518 million, from EUR 475 million in 2005. This increase was due to an increased average customer base.

Slovakia

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	510	429	378	18.9	13.5
less Terminal equipment	11	12	10	(8.3)	20.0
less Other	23	14	21	64.3	(33.3)

Service revenues	476	403	347	18.1	16.1

Total revenues in Slovakia increased by EUR 81 million, or 18.9%, to EUR 510 million in 2007, compared to EUR 429 million in 2006. The development between the Slovak koruna and the euro had a positive currency translation effect. In local currency, revenues also increased, mainly related to an increase in service revenues as a result of a larger average customer base. Total revenues in Slovakia increased by EUR 51 million, or 13.5%, to EUR 429 million in 2006, compared to EUR 378 million in 2005. The development between the Slovak koruna and the euro had a positive currency translation effect. In local currency, revenues also increased, mainly related to an increase in service revenues as a result of a larger average customer base.

Service revenues increased by EUR 73 million to EUR 476 million in 2007, compared to 2006. In local currency, service revenues also increased mainly as a result of a larger average customer base. Service revenues increased by EUR 56 million to EUR 403 million in 2006, compared to 2005. In local currency, service revenues also increased mainly as a result of a larger average customer base.

Revenues from sales of terminal equipment remained relatively unchanged in 2007 as compared to 2006. Revenues from sales of terminal equipment increased by EUR 2 million, to EUR 12 million in 2006, compared to EUR 10 million in 2005, due to an increase in number of mobile devices sold.

Macedonia

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	168	147	139	14.3	5.8
less Terminal equipment	8	6	7	33.3	(14.3)
less Other	2	2	2	0.0	0.0

Service revenues	158	139	130	13.7	6.9

Total revenues in Macedonia increased by EUR 21 million, or, 14.3%, to EUR 168 million in 2007, compared to EUR 147 million in 2006. In local currency, total and service revenues also increased. The increase in total revenues was mainly related to increased service revenues, as a result of increased usage and a larger average customer base. In 2006, total revenues increased by EUR 8 million to EUR 147 million, or 5.8%, from EUR 139 million in 2005, mainly related to increased service revenues as a result of increased usage and a larger average customer base. In local currency total revenues and service revenues also increased in 2006.

Montenegro

	For the years ended December 31,
	2007	2006	2005(1)	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	68	51	35	33.3	45.7
Less Terminal equipment	2	2	1	n.m.	n.m.

Service revenues	66	49	34	34.7	44.1

n.m.—not	meaningful
(1)	Fully consolidated since the second quarter of 2005.

The increase in total revenues in 2007, compared to 2006, was mainly related to increased service revenues, as a result of a larger average customer base in 2007 compared to 2006. The increase in total revenues in 2006, compared to 2005, was mainly related to increased service revenues, as a result of a larger average customer base and the full year consolidation in 2006 compared to nine months in 2005.

Mobile Communications USA

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total revenues	14,075	13,628	11,887	3.3	14.6
less Terminal equipment	1,478	1,580	1,353	(6.5)	16.8
less Other	580	815	1,010	(28.8)	(19.3)

Service revenues	12,017	11,233	9,524	7.0	17.9

Total revenues for Mobile Communications USA increased by EUR 447 million, or 3.3%, to EUR 14,075 million in 2007, compared to EUR 13,628 million in 2006, primarily due to an increase in the average customer base. In local currency, total revenues increased even more on a percentage basis. The development of the U.S. dollar and the euro continues to have a negative currency translation effect. Total revenues in the United States increased by EUR 1,741 million, or 14.6%, to EUR 13,628 million in 2006, compared to EUR 11,887 million in 2005, primarily due to an increase in the average customer base in 2006. In local currency, total revenues increased even more on a percentage basis. The development of the U.S. dollar and the euro had a negative currency translation effect in 2006 as well.

Service revenues increased by EUR 784 million, or 7.0%, to EUR 12,017 million in 2007, compared to EUR 11,233 million in 2006, mainly as a result of an increase in the average number of customers. However, non-voice service revenues increased at a greater rate than the increase in the average number of customers in 2007, compared to 2006, due to increased customer acceptance of these services (such as higher usage and content for SMS or MMS). Service revenues increased by EUR 1,709 million, or 17.9%, to EUR 11,233 million in 2006, compared to EUR 9,524 million in 2005, mainly as a result of an increase in the average number of customers. However, non-voice service revenues increased at a greater rate than the increase in the average number of customers in 2006, compared to 2005, due to increased customer acceptance of these services.

Revenues from sales of terminal equipment decreased by EUR 102 million, to EUR 1,478 million in 2007, compared to EUR 1,580 million in 2006, mainly driven by unfavorable foreign exchange rate developments between the U.S. dollar and the euro in 2007, compared to 2006. In local currency, sales of terminal equipment increased as result of increased gross customer additions. Revenues from sales of terminal equipment increased by EUR 227 million, to EUR 1,580 million in 2006, compared to EUR 1,353 million in 2005, as a result of an 3.9% increase in gross customer additions and higher volumes of handset upgrade sales to existing customers.

Other revenues decreased to EUR 580 million in 2007, compared to EUR 815 million in 2006. This decrease was primarily driven by lower network usage revenues from Cingular customers in California, Nevada and New York as Cingular customers transitioned to the Cingular network, pursuant to an agreement

111

implemented in the first quarter of 2005. Other revenues decreased to EUR 815 million in 2006, compared to EUR 1,010 million in 2005. This decrease was primarily driven by lower network usage revenues from transitioning Cingular customers. We expect a further decline in other revenues in 2008 as Cingular completes the transition of its customers to its own network.

For 2008, Mobile Communications USA expects further customer and revenue growth at T-Mobile USA, albeit at a slightly decreased pace, compared to previous years. However, revenue growth, as expressed in our reporting currency versus U.S. dollars, may be affected by unfavorable exchange rate developments between the euro and the U.S. dollar.

Average Revenue Per User by Geographic Area

The following discussion provides additional revenue information by geographic area with respect to ARPU. We use ARPU to measure the average monthly service revenues on a per-customer basis. We believe that ARPU provides management with useful information concerning prices, usage and acceptance of our product and service offerings, and as an indicator of our ability to attract and retain high-value customers. We calculate ARPU as revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services), plus roaming revenues, monthly charges, and revenues from visitor roaming, divided by the average number of customers in the month. Revenues from services do not include the following: revenues from terminal equipment sales, revenues from customer activations, revenues from MVNOs, and other revenues not generated directly by T-Mobile customers. We believe the inclusion of visitor revenues improves comparability with our competitors. However, ARPU is neither uniformly defined nor utilized by all companies in our industry group. Accordingly, such measures may not be comparable to similarly titled measures and disclosures by other companies. For a more detailed breakdown of our customers by geographic area, see “Item 4. Information on the Company—Description of Business—Mobile Communications.” The calculations of ARPU numbers below have been based on actual figures, expressed as a monthly average for each annual period.

Mobile Communications Europe

Germany

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	7,993	8,215	8,621	(2.7)	(4.7)
thereof service revenues (millions of €)	7,156	7,435	7,757	(3.8)	(4.2)
Average customers (in millions)	33.8	30.5	28.2	10.8	8.2
ARPU (in €)	18	20	23	(10.0)	(13.0)

ARPU in Germany decreased to EUR 18 in 2007, compared to EUR 20 in 2006. This decrease was due to lower tariffs and mobile termination fees as a result of competitive and regulatory pressures. Furthermore, the change in T-Mobile Deutschland’s prepay churn policy in 2007 resulted in a higher average customer base, which also contributed to the ARPU decline compared to 2006.

ARPU decreased to EUR 20 in 2006, compared to EUR 23 in 2005. This decrease was due to lower tariffs and mobile termination fees, as well as a decrease in the proportion of contract customers in the total average customer base, who tend to generate higher ARPU than prepay customers.

United Kingdom

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	4,812	4,494	4,153	7.1	8.2
thereof service revenues(1) (millions of €)	4,350	3,982	3,538	9.2	12.5
Average customers (in millions)(2)	11.8	11.5	10.6	3.5	8.5
ARPU (in €)(2)	31	29	28	6.9	3.6

(1)	Does not include revenues earned from Virgin Mobile customers, which revenues are not included in the service revenues component of the ARPU calculation.
(2)	Does not include Virgin Mobile customers in the average number of customers component of the ARPU calculation.

ARPU in the United Kingdom increased to EUR 31 in 2007, compared to EUR 29 in 2006, primarily as a result of a higher share of contract customers in the overall average customer base. In addition, prepay ARPU increased due to higher voice and data usage.

In 2006, ARPU increased to EUR 29, compared to EUR 28 in 2005, due to increased contract ARPU together with contract customer growth.

Poland

	For the years ended December 31,
	2007	2006(1)	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	1,965	305	—	n.m.	n.a.
thereof service revenues (millions of €)	1,889	293	—	n.m.	n.a.
Average customers (in millions)	12.6	—	—	n.m.	n.a.
ARPU (in €)	12	12	—	n.m.	n.a.

n.a.—not	applicable
n.m.—not	meaningful
(1)	Fully consolidated since November 1, 2006.

In 2007, ARPU in Poland amounted to EUR 12. Comparison with 2006 is not meaningful due to the first-time consolidation as of November 1, 2006.

Hungary

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	1,118	1,050	1,090	6.5	(3.7)
thereof service revenues (millions of €)	1,004	945	982	6.2	(3.8)
Average customers (in millions)	4.6	4.3	4.1	7.0	4.8
ARPU (in €)	18	18	20	0.0	(10.0)

ARPU in Hungary remained stable at EUR 18 in 2007 compared to 2006. ARPU was primarily negatively affected by decreasing tariffs and lower mobile termination fees, which were mainly offset by increased revenues resulting from higher voice usage per customer and a positive currency translation effect.

ARPU decreased to EUR 18 in 2006 from EUR 20 in 2005. ARPU was primarily negatively affected by decreasing tariffs, lower mobile termination fees and negative currency translation effects.

The Netherlands

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	1,318	1,138	1,064	15.8	7.0
thereof service revenues (millions of €)	1,223	1,076	992	13.7	8.5
Average customers (in millions)	3.2	2.4	2.3	33.3	4.3
ARPU (in €)	32	37	36	(13.5)	2.8

ARPU in The Netherlands decreased by EUR 5 to EUR 32 in 2007, compared with EUR 37 in 2006. The first time consolidation of Orange Nederland as of October 1, 2007 had a negative impact on T-Mobile

Netherlands’ ARPU development. Excluding the impact of Orange Nederland, the lower decrease in ARPU would have mainly resulted from a higher proportion of prepay customers in the overall average customer base, as well as a decline in contract ARPU as a result of lower usage.

ARPU in The Netherlands increased to EUR 37 in 2006, compared to 2005. This was primarily due to a higher proportion of contract customers, offset in part by a reduction in mobile termination fees imposed by the Dutch telecommunications regulator in December 2005.

Czech Republic

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	1,171	1,043	938	12.3	11.2
thereof service revenues (millions of €)	1,116	991	868	12.6	14.2
Average customers (in millions)	5.2	4.8	4.5	8.3	6.7
ARPU (in €).	18	17	16	5.9	6.3

ARPU in the Czech Republic increased to EUR 18 in 2007, compared to EUR 17 in 2006. Negative effects from regulation of roaming fees imposed by the E.U. commission, were offset by favorable foreign exchange rate effects between the Czech koruna and the euro, and increased voice usage per customer, as a result of a higher proportion of contract customers in the total average customer base.

ARPU increased to EUR 17 in 2006, compared to 2005. Negative effects from a decrease in mobile termination fees, imposed by the Czech telecommunications regulator, were offset by a favorable foreign exchange rate effect between the Czech koruna and the euro, and an increase in voice usage per customer, as a result of a higher proportion of contract customers in the total average customer base.

Austria

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	1,182	1,149	885	2.9	29.8
thereof service revenues (millions of €)	1,111	1,090	834	1.9	30.7
Average customers (in millions)	3.2	2.8	2.0	14.3	40.0
ARPU (in €)	29	32	35	(9.4)	(8.6)

ARPU in Austria decreased to EUR 29 in 2007, compared to EUR 32 in 2006. This decrease was due to lower tariffs caused by competitive pressures which could not be offset by the higher usage or higher proportion of contract customers in the total average customer base in 2007. ARPU decreased to EUR 32 in 2006, compared to EUR 35 in 2005. This decrease was due to lower tariffs caused by intense competition which could not be offset by higher usage or higher proportion of contract customers in the total average customer base in 2006. This decrease was partially offset by the acquisition of tele.ring due to the higher proportion of contract customers in its average customer base.

Croatia

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	581	556	512	4.5	8.6
thereof service revenues (millions of €)	541	518	475	4.4	9.1
Average customers (in millions)	2.2	2.0	1.7	10.0	17.6
ARPU (in €)	20	22	23	(9.1)	(4.3)

ARPU in Croatia decreased to EUR 20 in 2007, compared to EUR 22 in 2006, mainly due to a decrease in contract ARPU as a result of lower tariffs and competitive pressures.

ARPU decreased to EUR 22 in 2006, compared to EUR 23 in 2005, mainly due to a decrease in contract ARPU as a result of lower tariffs.

Slovakia

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	510	429	378	18.9	13.5
thereof service revenues (millions of €)	476	403	347	18.1	16.1
Average customers (in millions)	2.3	2.1	1.9	9.5	10.5
ARPU (in €)	17	16	15	6.3	6.7

ARPU increased to EUR 17 in 2007 from EUR 16 in 2006. ARPU was positively affected by a higher share of contract customers, as well as a positive currency translation effect.

ARPU increased to EUR 16 in 2006 from EUR 15 in 2005. ARPU was positively affected by a higher share of contract customers, as well as a positive currency translation effect.

Macedonia

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	168	147	139	14.3	5.8
thereof service revenues (millions of €)	158	139	130	13.7	6.9
Average customers (in millions)	1.0	0.9	0.8	11.1	12.5
ARPU (in €)	13	13	13	0.0	0.0

ARPU remained constant at EUR 13 in 2007, 2006 and 2005, despite decreasing tariffs due to competitive pressures.

Mobile Communications USA

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
				(% change)
Total revenues (millions of €)	14,075	13,628	11,887	3.3	14.6
thereof service revenues (millions of €)	12,017	11,233	9,524	7.0	17.9
Average customers (in millions)	26.8	23.3	19.3	15.0	20.7
ARPU (in €)	37	40	41	(7.5)	(2.4)

ARPU in the United States decreased to EUR 37 in 2007, compared to EUR 40 in 2006, due to unfavorable foreign exchange rate developments between the U.S. dollar and the euro in 2007, compared to 2006. In local currency, ARPU increased compared to 2006 due to an increase in the service revenues of contract customers primarily as a result of increased data usage.

ARPU in the United States decreased to EUR 40 in 2006, compared to EUR 41 in 2005, primarily due to a decrease in prepay ARPU and unfavorable foreign exchange rate developments between the U.S. dollar and the euro in 2006, compared to 2005.

Operating Expenses

Operating expenses for both operating segments—Mobile Communications Europe and Mobile Communications USA—is comprised of cost of sales, selling expenses, general and administrative expenses and other operating expenses.

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

Mobile Communications Europe

The following table provides information regarding the components of operating expenses in our Mobile Communications Europe operating segment:

	For the years ended December 31,
	2007		2006		2005		2007/2006	2006/2005
	(millions of €, except percentages)						(% change)
Cost of sales	12,718	67.7%	10,771	66.6%	9,761	59.0%	18.1	10.3
Selling expenses	4,855	25.9%	4,683	28.9%	4,117	24.9%	3.7	13.7
General and administrative expenses	708	3.8%	579	3.6%	563	3.4%	22.3	2.8
Other operating expenses	495	2.6%	139	0.9%	2,104	12.7%	n.m.	(93.4)

Total	18,776	100%	16,172	100%	16,545	100%	16.1	(2.3)

n.m.—not	meaningful

Cost of Sales

In 2007, cost of sales increased by EUR 1,947 million, or 18.1%, compared to 2006. The main contributor to this increase (EUR 1,283 million) relates to the full year consolidation of PTC (including depreciation of brand name and customer base) in 2007 compared to two months in 2006. In addition, EUR 146 million of the increase relates to the first-time consolidation of Orange Nederland since October 1, 2007. Cost of Sales also increased at T-Mobile UK in the amount of EUR 425 million, primarily relating to higher interconnection costs (EUR 255 million) due to increased network traffic and a larger customer base, and a restructuring provision (EUR 103 million) set up in connection with the network sharing agreement between T-Mobile UK and H3G.

In 2006, cost of sales increased by EUR 1,010 million, or 10.3%, compared to 2005. The consolidation of tele.ring for eight months at T-Mobile Austria and full consolidation of PTC for two months in 2006 contributed to a larger depreciation base for property, plant and equipment and in particular for higher depreciation on intangible assets due to the amortization of customer base and brand name. In addition, interconnection costs increased by 14.8% compared to 2005 due to an increase in customers and network usage. In 2006, the full consolidation of PTC for two months and the full consolidation of tele.ring for eight months contributed EUR 368 million and EUR 297 million, respectively, to cost of sales.

Selling Expenses

In 2007, selling expenses increased by EUR 172 million, or 3.7%, compared to 2006. The full-year consolidation of PTC contributed EUR 207 million to this increase, compared with two months in 2006. In addition, commission expenses at T-Mobile Deutschland increased primarily related to customer acquisition and customer retention. This increase was offset, in part, by a decrease in selling expenses at T-Mobile UK (EUR 163 million) mainly as a result of new commission rates and a lower number of new contract customers compared to 2006.

In 2006, selling expenses increased by EUR 566 million, or 13.7%, compared to 2005. T-Mobile UK accounted for EUR 242 million of this increase due to higher commissions on new tariff options. At T-Mobile

Deutschland, selling costs increased by EUR 126 million due to an increase in commissions and higher advertising expenses. The full consolidation of PTC for two months in 2006 contributed EUR 46 million and the consolidation of tele.ring for eight months in 2006 contributed EUR 33 million to the increase in selling expenses.

General and Administrative Expenses

In 2007, general and administrative expenses increased by EUR 129 million, or 22.3%, compared to 2006. The full-year consolidation of PTC during 2007 contributed EUR 117 million of this increase compared to two months in 2006. In addition, the consolidation of Orange Nederland for three months in 2007 contributed EUR 6 million of this increase.

In 2006, general and administrative expenses increased by EUR 16 million, or 2.8%, compared to 2005. The full consolidation of PTC for two months in 2006 contributed EUR 24 million to the increase. The increase was partly offset by a decrease in general and administrative cost at T-Mobile UK and other T-Mobile companies due to savings from the “Save for Growth” program.

Other Operating Expenses

The following table provides information regarding Mobile Communications Europe other operating expenses:

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Losses on disposition of non-current assets	25	15	16	66.7	(6.3)
Impairment / reduction of goodwill	327	3	1,917	n.m.	(99.8)
Other operating expenses	143	121	171	18.2	(29.2)

Total	495	139	2,104	n.m.	(93.4)

n.m.—not	meaningful

In 2007 other operating expenses increased by EUR 356 million, compared to 2006. The increase mainly relates to a reduction of goodwill at T-Mobile Netherlands (relating to its predecessor, Ben Nederland) in the amount of EUR 327 million.

In 2006, other operating expenses decreased significantly by EUR 1,965 million, or 93.4%, compared to 2005. This decrease is due to a decrease in goodwill impairment of EUR 1,914 million. In addition, other operating expenses decreased due to consulting and restructuring expenses incurred in 2005 in connection with the “Save for Growth” program.

Other Operating Income

The following table provides information regarding Mobile Communications Europe other operating income:

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Cost reimbursements	182	159	122	14.5	30.3
Income from the disposal of noncurrent assets (excluding investment property)	22	9	5	144.4	80
Insurance compensation	2	2	1	n.m.	100
Other income	293	293	286	n.m.	2.4

Total	499	463	414	7.8	11.8

n.m.—not	meaningful

Other operating income consists of a number of items, such as income from the disposal of non-current assets, cost reimbursements from Deutsche Telekom AG, external lease income and insurance compensation.

In 2007, other operating income increased by EUR 36 million, or 7.8%, compared to 2006. The full-year consolidation of PTC contributed EUR 14 million of this increase in 2007 compared to two months in 2006. In addition, T-Mobile Austria contributed EUR 14 million to this increase mainly due to income from the disposal of noncurrent assets primarily related to the tele.ring acquisition. Further, T-Mobile Austria contributed EUR 11 million to the increase in cost reimbursements also related to the tele.ring acquisition.

In 2006, other operating income increased by EUR 49 million, or 11.8%, compared to 2005. This increase is mainly the result of higher cost reimbursements from terminal equipment sales by T-Systems and Telekom Shops.

Mobile Communications USA

The following table provides information regarding the components of operating expenses in our Mobile Communications USA operating segment:

	For the years ended December 31,
	2007		2006		2005		2007/2006	2006/2005
	(millions of €, except percentages)						(% change)
Cost of sales	7,109	58.9%	7,087	59.7%	6.092	58.4%	0.3	16.3
Selling expenses	4,381	36.3%	4,251	35.8%	3.925	37.7%	3.1	8.3
General and administrative expenses	507	4.2%	522	4.4%	393	3.8%	(2.9)	32.8
Other operating expenses	72	0.6%	17	0.1%	13	0.1%	n.m.	30.8

Total	12,069	100%	11,877	100%	10,423	100%	1.6	13.9

n.m.—not	meaningful

Cost of Sales

In 2007, cost of sales remained almost constant and only increased by EUR 22 million, or 0.3%, compared to 2006. This marginal increase is attributable to the weakness of the U.S. dollar compared to the euro. In local currency, the increase in cost of sales between 2006 and 2007 was considerably higher. Most of this increase relates to costs associated with the higher customer base and the resulting increased network traffic, including interconnection costs which increased by 9.2%, and roaming costs which increased by 33.2%.

In 2006, cost of sales increased by EUR 995 million, or 16.3%, compared to 2005. The increase was mainly the result of higher depreciation on property, plant and equipment due to the expanding mobile network. In addition, interconnection costs increased by 14.1% and roaming costs by 31.7% compared to 2005 due to an increase in customers and network usage. Further, terminal equipment costs increased mainly as a result of the increasing number of customers.

Selling Expenses

In 2007, selling expenses increased by EUR 130 million, or 3.1%, compared to 2006. The main reasons for this increase were an increase in personnel costs due to an increase in the number of employees compared to the previous year due to an increase in the customer base and increased marketing expenses. The lower U.S. dollar compared to the euro also had the effect of reducing the increase in selling expenses as compared to local currency.

In 2006, selling expenses increased by EUR 326 million, or 8.3%, compared to 2005. This increase was mainly caused by higher commissions as a result of new customers. Further, selling costs increased due to increased personnel costs and outsourcing costs to support the larger customer base.

General and Administrative Expenses

In 2007, general and administrative expenses decreased by EUR 15 million, or 2.9%, compared to 2006. This decrease is primarily the result of the decrease in the exchange rate between the U.S. dollar and the euro. In local currency, general and administrative expenses actually increased primarily due to an increase in personnel costs due in large part to the higher number of employees as the result of the growth in the U.S. business.

In 2006, general and administrative expenses increased by EUR 129 million, or 32.8%, compared to 2005. This increase was mainly due to an increase in the number of employees and a related expansion of office space due to customer growth, resulting in increased office rent and depreciation of office equipment.

Other Operating Expenses

The following table provides information regarding Mobile Communications USA other operating expenses:

	For the years ended December 31,
	2007	2006	2005
	(millions of €)
Losses on disposition of non-current assets	71	17	13
Impairment of goodwill	—	—	—
Other operating expenses	1	—	—

Total	72	17	13

n.m.—not	meaningful

In 2007, other operating expenses increased by EUR 55 million. The increase relates primarily to losses on the disposition of non-current assets, in particular to the disposal of technical equipment and machinery on obsolete cell sites, as well as IT hardware and software from a cancelled customer relationship program.

In 2006, other operating expenses increased by EUR 4 million, or 30.8%, compared to 2005. This increase relates to increased losses on the disposition of non-current assets.

Other Operating Income

The following table provides information regarding Mobile Communications USA other operating income:

	For the years ended December 31,
	2007	2006	2005
	(millions of €)
Cost reimbursements	—	—	12
Income from the disposal of noncurrent assets (excluding investment property)	1	1	12
Insurance compensation	—	—	—
Other income	10	4	31

Total	11	5	55

n.m.—not	meaningful

Other operating income consists of a number of items, such as income from the disposal of non-current assets, cost reimbursements from Deutsche Telekom AG, external lease income and insurance compensation.

In 2007, other operating income increased by EUR 6 million. This increase is mainly the result of a tax reimbursement in 2007.

In 2006, other operating income decreased by EUR 50 million, compared to 2005. This decrease is mainly the result of lower other income due to lower external lease income and a reduction in income from the disposal of noncurrent assets.

119

Broadband/Fixed Network

For reporting purposes, Broadband/Fixed Network presents separately its domestic and international operations. The Scout24 group is included within domestic operations since its parent company has its registered office in Germany. Since November 2007, Immobilien Scout has been fully consolidated. The operations of T-Online France and T-Online Spain are included through their effective dates of divestiture on June 29, 2007 and July 31, 2007, respectively.

The following table presents selected financial information concerning the Broadband/Fixed Network operating segment:

	For the years ended December 31,			Change		% Change
	2007	2006	2005	2007/2006	2006/2005	2007/2006	2006/2005
	(millions of €, except where indicated)
Total revenues(2)	22,690	24,515	25,842	(1,825)	(1,327)	(7.4)	(5.1)
Intersegment revenues(2)	3,618	4,149	4,395	(531)	(246)	(12.8)	(5.6)
Net Revenues(2)	19,072	20,366	21,447	(1,294)	(1,081)	(6.4)	(5.0)
Profit from operations(2)	3,250	3,356	5,264	(106)	(1,908)	(3.2)	(36.2)
Depreciation, amortization and impairment losses(2)	3,675	3,839	3,982	(164)	(143)	(4.3)	(3.6)
Number of employees(1)(2)	97,690	107,006	110,611	(9,316)	(3,605)	(8.7)	(3.3)
of which: domestic	79,704	86,315	88,578	(6,611)	(2,263)	(7.7)	(2.6)
of which: international(2)	17,986	20,691	22,033	(2,705)	(1,342)	(13.1)	(6.1)

(1)	Average number of employees during the period (excluding apprentices and interns).
(2)	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Total Revenues

Broadband/Fixed Network’s revenues primarily consist of revenues from Network Communications, Wholesale Services, IP/Internet Services and Other Services. Other services includes data communications, value-added services and terminal equipment which were previously reported separately, as well as various other services such as publishing, support services and the sale of products and services through T-Home’s Telekom Shop outlets.

In 2007, Broadband/Fixed Network’s total revenues decreased by 7.4%, to EUR 22,690 million, compared to 2006, due to a decrease in net revenues of EUR 1,294 million and a decrease in intersegment revenues of EUR 531 million. The decrease in Broadband/Fixed Network’s total revenues is primarily due to a decrease in total revenues from network communications, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of Complete Packages which include a flat-rate component as a consequence of the competitive environment primarily in Germany and, to a lesser extent, increased competitive pressure from fixed-to-mobile substitution and VoIP substitution. The decrease in Broadband/Fixed Network’s total revenues is also due to a decrease in IP/Internet revenues primarily due to a decrease in subscription revenues resulting from a decrease in prices due to increased competition, a decrease in advertising and B2B revenues, as well as decrease in usage revenues. Broadband/Fixed Network’s total revenues also decreased due to a decrease in wholesale services interconnection call revenues resulting from a decrease in demand for these services and, to a lesser extent, due to mandatory price reductions. These decreases in Broadband/Fixed Network’s total revenues were partially offset by a slight increase in unbundled local loop and Resale DSL revenues and, to a lesser extent, by an increase in terminal equipment revenues as a result of an increase in customers with Complete Packages.

In 2006, Broadband/Fixed Network’s total revenues decreased by 5.1%, to EUR 24,515 million, compared to 2005, due to a decrease in net revenues of EUR 1,081 million and a decrease in intersegment revenues of EUR 246 million. The decrease in Broadband/Fixed Network’s total revenues is primarily due to a decrease in total revenues from network communications, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of calling plans with a flat-rate component as a consequence of the competitive environment primarily in Germany, as well as a reduction in termination charges for fixed-to-mobile connections to end-customers. The decrease in call revenues was also due to increased competitive pressure from fixed-to-mobile substitution, and to a lesser extent, increased VoIP substitution. These decreases in Broadband/Fixed Network’s total revenues were partially offset by a slight increase in revenues from Resale DSL, and unbundled local loop revenues, IP/Internet subscription revenues (fixed monthly payments under ISP subscription plans which also includes broadband access revenues, previously reported under network communications revenues), as well as by access revenues from calling plans with a flat-rate component. The decrease in total revenues was also partially offset by the effect on revenue resulting from the change in the customer retention period (the expected duration of the customer relationship) for retail DSL, narrowband access and Resale DSL customers in Germany.

Intersegment Revenues

Broadband/Fixed Network’s intersegment revenues, which include revenues from Business Customers, Mobile Communications and Group Headquarters and Shared Services, amounted to EUR 3,618 million in 2007, a decrease of EUR 531 million, or 12.8%, compared to intersegment revenues of EUR 4,149 million in 2006. This decrease was mainly due to the decrease of Broadband/Fixed Network’s intersegment revenues from the Business Customers operating segment as a result of lower quantities of services purchased on behalf of its business customers and market driven price reductions. This decrease was also due to the decrease of Broadband/Fixed Network’s intersegment revenues from the Group Headquarters and Shared Services primarily as a result of a decrease in advertising revenues.

In 2006, Broadband/Fixed Network’s intersegment revenues amounted to EUR 4,149 million in 2006, a decrease of EUR 246 million, or 5.6%, compared to intersegment revenues of EUR 4,395 million in 2005. This decrease was mainly due to the decrease of Broadband/Fixed Network’s intersegment revenues from the Business Customers operating segment. The decrease in intersegment revenues from Business Customers was attributable to lower quantities of services purchased on behalf of its business customers and price reductions in 2006. In addition, revenues from data communications services (now included under “Other services”) decreased in 2006 due to continued price reductions.

Net Revenues

Broadband/Fixed Network’s net revenues decreased by EUR 1,294 million, or 6.4%, to EUR 19,072 million in 2007 compared to EUR 20,366 million in 2006. The decrease in Broadband/Fixed Network’s net revenues is primarily due to a decrease in net revenues from network communications resulting primarily from a decrease in call revenues due to increased competition. The decrease in Broadband/Fixed Network’s net revenues is also due to a decrease in IP/Internet revenues primarily due to a decrease in subscription revenues resulting from a decrease in prices due to increased competition as well as decreased usage revenues. Broadband/Fixed Network’s net revenues also decreased due to a decrease in wholesale services interconnection call revenues resulting from a decrease in demand for these services and, to a lesser extent, due to mandatory price reductions. These decreases in Broadband/Fixed Network’s net revenues in 2007 were partially offset by a slight increase in unbundled local loop and Resale DSL revenues and, to a lesser extent, an increase in terminal equipment revenues as a result of an increase in customers with Complete Packages.

Network communications net revenues decreased EUR 1,006 million, or 9.0%, to EUR 10,142 million in 2007, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of calling plans with a flat-rate component as a consequence of the competitive environment primarily in Germany and, to a lesser extent, increased competitive pressure from fixed-to-mobile substitution and VoIP substitution. The decrease in Broadband/Fixed Network’s network communications net revenues is also due to lower access revenues as a result of the decrease in the number of access lines.

Net revenues from wholesale services increased by EUR 337 million, or 8.9%, to EUR 4,128 million in 2007, primarily as a result of increased unbundled local loop and Resale DSL revenues in Germany. The increase in wholesale services net revenues was also due to an increase in network services revenues in Germany, as well as in Broadband/Fixed Network’s international wholesale services markets resulting from increased customer demand for these products. The increase in net revenues from wholesale services was partly offset by decreases in revenues from interconnection services due to price reductions mandated by the Federal Network Agency on all interconnection services, as well as by volume decreases in interconnection services (termination and origination) primarily as a result of a loss of retail lines and a decrease in call-by-call and pre-selection options as well as an increase in the use of flat-rate plans. The increase in net revenues from wholesale services was partly offset by decreases in IP services revenues, primarily as a result of the substitution of narrowband services by broadband services and continued price reductions imposed by the Federal Network Agency. The increase in net wholesale service revenues was partly offset by a decline in revenues from interconnection access revenues and interconnection call revenues resulting from mandatory price reductions and a decrease in interconnection revenues due to a decrease in call-by-call minutes, increased direct network interconnection between competitors and a decrease in termination revenues.

IP/Internet net revenues decreased by EUR 484 million, or 14.4%, to EUR 2,869 million in 2007, primarily as a result of lower prices for ISP rates and DSL access due to intense price competition in Germany, as well as in Broadband/Fixed Network’s international IP/Internet markets. The decrease in IP/Internet net revenues was also due to an overall decrease in IP usage revenues resulting from increased customer acceptance of Complete Packages offered by T-Home and similar products offered by its competitors in Germany. The decrease in IP/Internet net revenues was also due to the divestiture of T-Online France and T-Online Spain, on June 29, 2007 and July 31, 2007, respectively. The decrease in IP/Internet net revenues was only partially offset by significant increases in DSL access and broadband rate customers.

Revenues from other services decreased by EUR 141 million, or 6.8%, to EUR 1,932 million in 2007. This decrease was due to a decrease in revenues from third party maintenance revenues resulting from decreased demand, lower TDN revenues due to migration of customers to wholesale services and, to a lesser extent, a decrease in demand, as well as a decrease in revenues, from other operating segments for platform services. This decrease in other services revenues was also due to a decrease in revenues from T-Home’s premium-rate services, especially T-Vote Call resulting from the change to a commission-based billing model for these services, as well as a decrease in rental revenues from terminal equipment. The decrease in other services revenues was only partially offset by increases in revenues from the increased sale of terminal equipment related to the increased customer adoption of Complete Packages.

In 2006, net revenues decreased by EUR 1,081 million, or 5.0%, to EUR 20,366 million in 2006 compared to EUR 21,447 million in 2005. The decrease in Broadband/Fixed Network’s net revenues is primarily due to a decrease in net revenues from network communications. In addition, net revenues decreased due to a decrease in interconnection revenues, primarily due to decreases in interconnection call revenues. Net revenues also decreased due to a decrease in net other services revenues resulting from a change in the business model for premium rate services, as well as to significant price reductions in the ISP market and for retail DSL access due to competitive pressures. These decreases in Broadband/Fixed Network’s net revenues in 2006 were partially offset by a slight increase in revenues from Resale DSL, IP/subscription and the unbundled local loop, as well as by access revenues from calling plans with a flat-rate component.

Components of Total Revenues

The components of Broadband/Fixed Network’s total revenues are listed in the following table:

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Total domestic revenues	20,078	21,835	23,249	(8.0)	(6.1)
Network communications	10,138	11,240	12,349	(9.8)	(9.0)
Wholesale services	4,482	4,302	4,357	4.2	(1.3)
IP/Internet	2,452	3,000	2,994	(18.3)	0.2
Other services	3,006	3,293	3,549	(8.7)	(7.2)

Total international revenues(1)	2,654	2,680	2,593	(1.0)	3.4
Magyar Telekom	1,219	1,169	1,183	4.3	(1.2)
T-Hrvatski Telekom	740	741	765	(0.1)	(3.1)
Slovak Telekom	458	420	405	9.0	3.7

Other intrasegment revenues(2)	(42)	—	—	n.a.	n.a.

Total revenues	22,690	24,515	25,842	(7.4)	(5.1)

n.a.—not	applicable
(1)	Includes operations of T-Online France and T-Online Spain through their effective dates of divestiture on June 29, 2007 and July 31, 2007, respectively, which accounted for revenues of EUR 237 million in 2007, EUR 350 million in 2006 and EUR 240 million in 2005.
(2)	Other intrasegment revenues in 2007 relate to a change in consolidation method relating to the revenues between Broadband/Fixed Network’s domestic and international operations.

Total Domestic Revenues

Total domestic revenues, which are derived from our operations in Germany, decreased by EUR 1,757 million, or 8.0%, to EUR 20,078 million in 2007, from EUR 21,835 million in 2006. The decrease in Broadband/Fixed Network’s total domestic revenues is primarily due to a decrease in total domestic revenues from network communications, IP/Internet, and other services. This decrease was partially offset by an increase in revenues from wholesale services. The decrease in network services resulted primarily from a decrease in call revenues. The decrease in IP/Internet revenues was primarily due to a decrease in subscription revenues resulting from a decrease in prices as a result of increased competition, a decrease in advertising and B2B revenues, as well as decreased usage revenues.

Broadband/Fixed Network’s total domestic revenues also decreased due to a decrease in domestic wholesale services interconnection call revenues resulting from a decrease in demand as a result of increased network interconnection by competitors and, to a lesser extent, mandatory price reductions. Other services revenues decreased primarily due to decreased revenues from third party maintenance, decreased TDN revenues, as well as a decrease in revenues from other operating segments for platform services. These decreases in Broadband/Fixed Network’s total domestic revenues were partially offset by an increase in wholesale revenues related to the unbundled local loop and Resale DSL. Domestic revenues accounted for 88.5% of Broadband/Fixed Network’s total revenues in 2007.

In 2006, total domestic revenues decreased by EUR 1,414 million, or 6.1%, to EUR 21,835 million, from EUR 23,249 million in 2005. The decrease in Broadband/Fixed Network’s total domestic revenues was primarily due to a decrease in domestic revenues from network communications, mainly resulting from a decrease in call revenues. The decrease in Broadband/Fixed Network’s total domestic revenues was also due to a decrease in wholesale services revenues, which was primarily attributable to a decline in revenues from interconnection as well as to a decrease in IP/Internet services revenues. The decrease in total domestic revenues was also due to a decrease in other services revenues primarily due to a decrease in revenues for data communications products and services provided to Deutsche Telekom’s operating segments, and a decrease in revenues from premium-rate services. Domestic revenues accounted for 89.1% of Broadband/Fixed Network’s total revenues in 2006.

Network Communications

Network communications revenues consist of revenues from network access products and calling services. Revenues from network access products include monthly access charges and installation fees. Revenues from calling services include call charges relating to local, regional and long-distance calls, international calls, calls to mobile networks and calls to dial-up ISPs. Call charges vary, depending on the rate plan or tariff in effect at the time a call is initiated. Broadband/Fixed Network customers are able to choose from a variety of calling plans designed to suit a range of individual and business needs. Broadband/Fixed Network also offers a number of rate plans with flat-rate components, which are designed to provide customers with reduced per-call rates for an additional monthly fee. However, since the fall of 2006, Broadband/Fixed Network has exclusively offered these flat-rates as part of the Complete Package offerings.

In 2007, network communications total revenues decreased by EUR 1,102 million, or 9.8%, to EUR 10,138 million, from EUR 11,240 million in 2006. As in the prior year, the decrease was due to a decline in call and access revenues. The decrease in Broadband/Fixed Network’s total revenues is primarily due to a decrease in total revenues from network communications, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of Complete Packages as a consequence of the competitive environment primarily in Germany, and, to a lesser extent, increased competitive pressure from fixed-to-mobile substitution and VoIP substitution. Increased revenues from customers using Broadband/Fixed Network’s Complete Packages was insufficient to compensate for revenue losses resulting from the overall customer decline in the access area.

Broadband/Fixed Network expects that its network communications revenues and market share will continue to decrease, primarily as a result of intense competition resulting in a continued decrease in access lines to competitors. Regulatorily mandated price reductions are also expected to adversely affect network communications revenues.

In 2006, network communications total revenues decreased by EUR 1,109 million, or 9.0%, to EUR 11,240 million, from EUR 12,349 million in 2005. The decrease was primarily due to a decline in call and access revenues. The decrease in call revenues was due to a decrease in the number of access lines and increased use of calling plans with a flat-rate component as a consequence of the competitive environment, as well as a reduction in termination charges for fixed-to-mobile connections to end-customers. The decrease in call revenues was also due to increased competitive pressure from fixed to mobile substitution, and, to a lesser extent, increased VoIP substitution. Increased revenues from customers using Broadband/Fixed Network’s calling plans with a flat-rate component was insufficient to compensate for revenue losses resulting from the overall customer decline in the access area.

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

Total revenues from wholesale services increased by EUR 180 million, or 4.2%, to EUR 4,482 million in 2007, from EUR 4,302 million in 2006. The increase in wholesale services revenues was primarily attributable to an increase in demand for high bitrate unbundled local loop lines and Resale DSL. To a lesser extent, there were increases in revenue from colocation. These increases in wholesale services revenues were largely offset by decreases in revenues from interconnection services primarily as a result of a decrease in demand for retail lines, and a decrease in call-by-call and preselection resulting from an increased acceptance flat-rate plans. Additionally, fixed-to-mobile termination revenues also decreased as a result of direct network interconnection among mobile operators. Further, all interconnection services were subject to price reductions mandated by the Federal Network Agency.

Broadband/Fixed Network expects that demand for wholesale services will continue to increase and positively affect revenue, and that continuing regulation will, at the same time, adversely affect revenue.

Total revenues from wholesale services decreased by EUR 55 million, or 1.3%, to EUR 4,302 million in 2006, from EUR 4,357 million in 2005. The decrease in wholesale services revenues was primarily attributable to a decline in revenues from interconnection services in the area of transit through Broadband/Fixed Network’s network into the national mobile network of T-Mobile and other carriers. This decrease was primarily due to increased direct network interconnection between competitors, decreases in volumes from call-by-call competitors, and, to a lesser extent, market-driven price reductions for incoming and outgoing traffic. The decrease in wholesale services revenues was also due to a decrease in IP services revenues, primarily as a result of the substitution of narrowband services by broadband services, as well as a decrease in revenues from international services as a consequence of regulatorily mandated price reductions and increased competition which led to decreases in prices and volumes. The decrease in wholesale revenues was also due to continued price reductions imposed by the regulatory authorities. The decrease in wholesale revenues was mostly offset by an increase in high volume-driven growth in revenue from Resale DSL and sales of high bitrate unbundled local loop access to competitors.

IP/Internet

IP/Internet revenues mainly consist of retail subscription fees, usage fees, online advertising and business-to-business (“B2B”) services.

Subscription fees comprise fixed monthly payments under subscription plans and DSL access revenues for customers with a broadband line. This revenue component generally includes established consumer products, including Internet access plans that incorporate a basic charge. In 2007, it also included portions of the Complete Packages.

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

IP/Internet revenues decreased by EUR 548 million, or 18.3%, from EUR 3,000 million in 2006, to EUR 2,452 million in 2007. The decrease in IP/Internet revenues is primarily due to a decrease in subscription revenues as a result of customer migration from fixed network tariffs to lower priced Complete Packages offerings. The decrease in IP/Internet revenues is also due to a decrease in advertising and B2B revenues and, to a lesser extent, a decrease in usage revenues.

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

Other services

Other services revenues mainly consist of revenues from data communications, value-added services and terminal equipment, as well as other revenues, which were previously reported separately. Data communications include revenues from leased lines and TDN, VPN and Ethernet products. Our other business customers are primarily serviced by the Business Customers operating segment. Revenues from value-added services include revenues from toll-free numbers, shared-cost numbers, public payphones, T-VoteCall, premium-rate services, directory-assistance services and other operator services, such as call-center services. Revenues from terminal equipment sales consist of revenues from the sale and rental of conventional and ISDN telephones, and PBXs, which relate to Broadband/Fixed Network’s fixed-line network.

125

Other services revenues also include publishing services, which include the sale of marketing and advertising services to small-and medium-sized companies in connection with Broadband/Fixed Network’s telephone directories, support services for the installation, maintenance and repair of telecommunications equipment and other service support. Other revenues also consist of sales of mobile devices and accessories through Broadband/Fixed Network’s Telekom Shop outlets, which offer an extensive product portfolio, including T-ISDN and T-DSL business products, and products and services from T-Mobile and third-party vendors. Broadband/Fixed Network receives commissions on its sales of products and services provided by other Deutsche Telekom business units.

Total other services revenues decreased by EUR 287 million, or 8.7%, to EUR 3,006 million in 2007, from EUR 3,293 million in 2006. This decrease was due to decreased revenues from third party maintenance revenues resulting from decreased demand, decreased TDN revenues due to a migration of customers to wholesale services and, to a lesser extent, decreased demand, as well as a decrease in revenues, from other operating segments for platform services. This decrease in other services revenues was also due to a decrease in revenues from Broadband/Fixed Network’s premium-rate services, especially T-Vote Call resulting from the change to a commission-based billing model for these services in 2006, as well as a decrease in rental revenues from terminal equipment.

The decrease in other services revenues was only partially offset by increases in revenues from the sale of terminal equipment related to increased customer adoption of Complete Packages.

Total other services revenues decreased by EUR 256 million, or 7.2%, to EUR 3,293 million in 2006, from EUR 3,549 million in 2005. This decrease was primarily due to a decrease in price and volume decreases for data communications products and services provided to Deutsche Telekom’s operating segments, and a decrease in revenues from Broadband/Fixed Network’s premium-rate services, resulting from the change to a commission-based billing model for these services. The decrease was also due to a reduced demand for rentals of conventional telephones and communications systems, as well as a reduction in the selling prices of such terminal equipment, and, to a lesser extent, due to a decrease in revenues from public phones and third party maintenance revenues.

The decrease in other services revenues was only partially offset by increases in communications services revenues due to a change in the billing model provided to other Deutsche Telekom operating segments, as well as an increase in terminal equipment revenues for the sale of wireless communications devices, primarily in connection with increased demand for VoIP devices.

Total International Revenues

Total international revenues include revenues from Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom, as well as the operations of T-Online France and T-Online Spain through their effective dates of divestiture on June 29, 2007 and July 31, 2007, respectively, which accounted for revenues of EUR 237 million in 2007, EUR 350 million in 2006 and EUR 240 million in 2005. Mobile services revenues generated by the Central and Eastern European subsidiaries are reported under the Mobile Communications – Europe operating segment.

Magyar Telekom generates revenues from fixed-line network services, data communications services, wholesale services, IP/Internet services, and other services such as IT-system integration, computing and its multimedia broadcasting services (cable television) business. T-Hrvatski Telekom generates revenues from fixed-line network services, data communications services, IP/Internet services and wholesale services. Slovak Telekom generates revenues from fixed-line network services, data communications services, wholesale services, IP/Internet services. Slovak Telekom also generated revenues from the distribution and broadcast of radio and television signals until October 5, 2007 when these activities were divested.

Total revenues from Broadband/Fixed Network’s Central and Eastern European subsidiaries increased in 2007 by EUR 87 million, or 3.7%, from EUR 2,330 million in 2006. This increase was primarily the result of positive exchange rate effects at Magyar Telekom and Slovak Telekom, as well as increased IP/Internet and wholesale services revenues due to an increase in demand for these products in all three subsidiaries. At Magyar Telekom and Slovak Telekom, both resale DSL and wholesale network services revenues increased due to an increase in customer demand. In T-Hrvatski Telekom wholesale services revenues increased due to the introduction of new services for other fixed-line network operators and increased international telephone traffic. These increases in total revenues from Broadband/Fixed Network’s Central and Eastern European subsidiaries were largely offset by a decrease in fixed-line revenues, resulting mainly from competition from other fixed-line operators and continued mobile substitution. Magyar Telekom’s fixed-line revenues were also affected by competition from cable telephony.

In 2006, total revenues from Broadband/Fixed Network’s Central and Eastern European subsidiaries decreased slightly by EUR 23 million, or 1.0%, from EUR 2,353 million in 2005. This decrease was primarily the result of decreased fixed network revenues at all three Central and Eastern European subsidiaries due to decreases in market prices and market share as a result of increased competition. This decease is also due to a decrease in wholesale revenues at Magyar Telekom as, as well as negative exchange rate effects in Hungary. These decreases in total revenues from Broadband/Fixed Network’s Central and Eastern European subsidiaries were largely offset by an increase in other services revenues due to acquisitions at Magyar Telekom in the IT-services area, and positive exchange-rate effects in Croatia and Slovakia. The decreases in total revenues from Broadband/Fixed Network’s Central and Eastern European subsidiaries were also partially offset by an increase in IP/Internet revenues in all Central and Eastern European subsidiaries due to a significant increase in the customer base.

Operating Expenses

The following discussions provide information regarding the components of Broadband/Fixed Network’s operating expenses.

	For the years ended December 31,(1)
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Cost of sales	12,800	14,189	14,167	(9.8)	0.2
Selling expenses	5,705	5,892	5,327	(3.2)	10.6
General and administrative expenses	1,731	1,775	1,728	(2.5)	2.7
Other operating expenses	148	84	154	76.2	(45.5)

Total	20,384	21,940	21,376	(7.1)	2.6

(1)	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Cost of Sales

Cost of sales decreased by EUR 1,389 million, or 9.8%, to EUR 12,800 million in 2007, compared to EUR 14,189 million in 2006. This decrease primarily resulted from reductions in interconnection costs due to reduced demand for interconnection services, increased direct network interconnection between competitors, and lower volumes in the interconnection market as well as a price decrease with respect to fixed-to-mobile and other termination fees. The decrease in cost of sales was also due to a decrease in depreciation and amortization costs, primarily as a result of the increasing number of network assets that have been fully depreciated and a decrease in severance costs, as well as a decrease in personnel cost and rent expense.

Cost of sales increased by EUR 22 million, or 0.2%, to EUR 14,189 million in 2006, compared to EUR 14,167 million in 2005. The increase in cost of sales was primarily due to an increase in personnel costs, primarily as a result of increased accruals for retirement arrangements in connection with the personnel reduction initiatives in Germany. This increase was mostly offset by reductions in interconnection costs due to reduced demand for interconnection services and lower volumes in the interconnection market, as well as a price decrease

127

with respect to fixed-to-mobile and other termination fees. The increase in cost of sales was also partially offset by a decrease in depreciation and amortization costs, primarily as a result of the increasing number of network assets that have been fully depreciated and a decrease in severance costs.

Selling Expenses

Broadband/Fixed Network’s selling expenses decreased by EUR 187 million, or 3.2%, to EUR 5,705 million in 2007, compared to EUR 5,892 million in 2006. The decrease in selling expenses is primarily due to lower marketing costs, lower personnel costs, a decrease in billing service costs, and, to a lesser extent, a decrease in IT costs. Marketing cost in 2006 were higher due, in part, to our sponsorship of the soccer world cup. Personnel costs decreased due to personnel headcount reductions and wage concessions. Billing service costs decreased due to a decrease in prices and volumes. These decreases were offset, in part, by increases in costs related to call center activities, increased expenditures related to Broadband/Fixed Network’s efforts to increase customer satisfaction, as well as increased customer acquisition costs.

In 2006, Broadband/Fixed Network’s selling expenses increased EUR 565 million, or 10.6%, to EUR 5,892 million, compared to EUR 5,327 million in 2005. The increase in selling expenses was primarily due to an increase in personnel costs, primarily as a result of increased accruals for retirement arrangements in connection with the personnel reduction initiatives in Germany. This increase is also due to increased marketing costs due to the introduction of the Complete Packages and other marketing initiatives, as well as customer acquisition costs, including sales provisions, resulting from the growth in new retail DSL customers, as well as existing customers in Germany switching to different rate plans. The increases in Broadband/Fixed Network’s selling expenses in 2006 were partially offset by a reduction of costs attributable to Deutsche Telekom’s central billing department.

General and Administrative Expenses

General and administrative expenses decreased by EUR 44 million, or 2.5%, to EUR 1,731 million in 2007, compared EUR 1,775 million in 2006. This decrease in general and administrative expenses was primarily due to an decrease in personnel costs, primarily as a result of a decrease in consulting expenses and a decrease in IT overhead costs. These decreases in general and administrative expenses were partly offset by increases in other costs related to IT-infrastructure.

In 2006, general and administrative expenses increased by EUR 47 million, or 2.7%, to EUR 1,775 million, compared to EUR 1,728 million in 2005. The increase in general and administrative expenses was primarily due an increase in personnel costs, primarily as a result of increased accruals for retirement arrangements in connection with the personnel reduction initiatives in Germany, and increased costs related to IT-infrastructure.

Other Operating Expenses

Other operating expenses amounted to EUR 148 million in 2007, representing an increase of EUR 64 million, or 76.2%, compared to EUR 84 million in 2006. This increase was due primarily to the change in the billing model for services charged to Broadband/Fixed Network. This increase was partially offset by a decrease in goodwill impairment related costs.

In 2006, other operating expenses amounted to EUR 84 million in 2006, representing a decrease of EUR 70 million, or 45.5%, compared to EUR 154 million in 2005. This decrease was primarily the result of decreased legal costs, and a decrease in expenses related to accruals for legal risks related to certain legal proceedings, as well as a decrease in the costs associated with the handicapped assistance program that allows the hearing impaired to communicate over the telephone.

Depreciation, Amortization and Impairment Losses

Depreciation, amortization and impairment losses at Broadband/Fixed Network decreased by EUR 164 million, or 4.3%, to EUR 3,675 million in 2007, from EUR 3,839 million in 2006. This decrease was primarily related to lower depreciation and amortization associated with Broadband/Fixed Network’s fixed-line network, which was primarily due to the increasing number of assets that had been fully depreciated, as well as from a decrease in investment in fixed-assets in prior years. This decrease was partly offset by an increase in depreciation costs resulting from increased investment in the high-speed access network.

In 2006, depreciation, amortization and impairment losses decreased by EUR 143 million, or 3.6%, to EUR 3,839 million, from EUR 3,982 million in 2005. This decrease was primarily related to lower depreciation and amortization associated with Broadband/Fixed Network’s fixed-line network, which were primarily due to the increasing number of assets that had been fully depreciated.

Personnel Costs

Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits. Personnel costs decreased by EUR 829 million, or 12.7%, to EUR 5,705 million in 2007, compared to EUR 6,534 million in 2006, primarily as a result of a decrease in the average number of employees of 8.7%, including the divestiture of T-Online France and T-Online Spain.

In 2006, personnel costs increased by EUR 859 million, or 15.1%, to EUR 6,534 million, from EUR 5,675 million in 2005, primarily as a result of an increase in accruals in 2005 for employee severance payments in subsequent years, increases in wages and salaries, as well as higher personnel costs resulting from the transfer of financial accounting functions from Group Headquarters and Shared Services to Broadband/Fixed Network during 2004. Although Broadband/Fixed Network reduced its total headcount in 2005, personnel costs also increased, in part, as a result of increased personnel requirements in portions of the business, such as those relating to an increase in the number of T-Punkt outlets in Germany. These developments contributed to an overall increase in average salaries in Germany. These increases were partially offset by decreases in personnel costs in Broadband/Fixed Network’s Central and Eastern European subsidiaries, as a result of reduced headcount.

Capital Expenditures

Broadband/Fixed Network capital expenditures decreased in 2007, compared to 2006. This decrease was primarily due to decreased investments in Germany. This was mainly attributable to a slower expansion of the high-speed access network in 2007. The decrease in Broadband/Fixed Network’s capital expenditures was also due to decreased investment in Western Europe as a result of the divestiture of T-Online France and T-Online Spain.

Broadband/Fixed Network capital expenditures increased in 2006, compared to 2005. This increase was primarily due to increased investments in Germany. This was mainly attributable to the continued expansion of T-Home’s new high-speed access network and the IP transmission platform. The increase in Broadband/Fixed Network capital expenditures was also due to increased investment in Western, Central and Eastern Europe. The increase in capital expenditures was partially offset by decreased investment in non-NGN based technologies such as PSTN and SDH transmission platforms.

Broadband/Fixed Network’s capital investment program is expected to increase in 2008 and has the goal of expanding high-speed broadband access coverage in Germany. Broadband/Fixed Network plans to increase its investment in NGN technologies in 2008. The high-speed access network and NGN technologies will form the basis for Broadband/Fixed Network’s innovative multimedia offerings, including new services and applications.

Business Customers

	For the years ended December 31, (1)
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Net revenues	8,971	9,301	9,328	(3.5)	(0.3)
Intersegment revenues	3,016	3,568	3,817	(15.5)	(6.5)

Total revenues	11,987	12,869	13,145	(6.9)	(2.1)

Profit (loss) before income taxes	(429)	(1,009)	355	57.5	n.m.

n.m.—not	meaningful
(1)	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

The majority of customers of the Business Services and Enterprise Services business units are headquartered in Germany, although Business Customers’ principal markets also include Europe and, to a lesser extent, North and South America, Asia and South Africa. In 2007, domestic operations contributed 79.1% of Business Customers’ total revenues, compared to 81.8% in 2006 and 84.3% in 2005.

Net Revenues

Business Customers’ net revenues (total revenues excluding intersegment revenues) amounted to EUR 8.971 million, a decrease of 3.5% compared to 2006. This decrease was a result of lower net revenues from Business Services, primarily caused by decreases in prices and volumes. This decrease was partially offset by an increase in net revenues from Enterprise Services, primarily caused by higher net revenues in Systems Integration.

Business Customers net revenues amounted to EUR 9,301 million in 2006 and were nearly flat compared to EUR 9,328 million in 2005. This was the result of a decrease in revenues from telecommunications services provided by Enterprise Services and Business Services due to decreases in prices and volumes, which was partially offset by higher net revenues from Enterprise Services due in large part to the acquisition of gedas as of March 31, 2006. The contribution of gedas in 2006 to net revenues amounted to EUR 495 million.

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

Business Customers’ total revenues amounted to EUR 11,987 million in 2007, a decrease of EUR 882 million, or 6.9%, as compared with EUR 12,869 million in 2006. Enterprise Services’ total revenues decreased by EUR 507 million, or 5.9% and Business Services’ total revenues decreased by EUR 375 million, or 8.6%, compared to 2006. The decrease in total revenues was primarily a result of lower total revenues from telecommunications services in both Business Services and Enterprise Services as a result of pricing pressure and lower volumes. In addition, revenues from CDS and Systems Integration declined due to lower intersegment revenues.

Business Customers’ total revenues amounted to EUR 12,869 million in 2006, which was 2.1% lower than in 2005 (EUR 13,145 million). Enterprise Services’ total revenues decreased by EUR 132 million, or 1.5%, and Business Services’ total revenues decreased by EUR 144 million, or 3.2%, compared to 2005. The decrease in total revenues primarily was a result of lower total revenues from telecommunications services in the Business Services and in the Enterprise Services units as a result of pricing pressure and lower volumes. In addition, revenues from CDS declined due to lower intersegment revenues. The decrease in total revenues was offset, in part, as a result of the acquisition of gedas on March 31, 2006, which contributed EUR 508 million to the total revenues of Enterprise Services for 2006.

Intersegment revenues amounted to EUR 3,016 million in 2007, representing a decrease of 15.5%, compared to EUR 3,568 million in 2006. Intersegment revenues decreased primarily at Enterprise Services in 2007 as a result of reduced prices and volumes from other Group companies.

Intersegment revenues amounted to EUR 3,568 million in 2006, representing a decrease of 6.5%, compared to EUR 3,817 million in 2005. Intersegment revenues in 2006 included a decrease at Enterprise Services and Business Services, which was primarily attributable to price reductions within the Group and a volume decrease relating to a reduction in staff within the Group.

Approximately 25.2% of Business Customers’ total revenues in 2007 were attributable to intersegment revenues, compared to 27.7% in 2006 and 29.0% in 2005. In 2007, 34.8% of Enterprise Services’ total revenues, and 5.7% of Business Services’ total revenues, were from other companies within the Group, compared to 40.2% and 5.3%, respectively, in 2006, and 42.4% and 5.3%, respectively, in 2005.

Business Customers’ domestic revenues amounted to EUR 9,481 million in 2007, a decrease of EUR 1,049 million, or 10.0%, as compared with EUR 10,530 million in 2006. This decrease was a result of the intense competition in Germany. Business Customers’ international revenues amounted to EUR 2,506 million in 2007, an increase of EUR 167 million, or 7.1%, as compared with EUR 2,092 million in 2006. This increase was primarily the result of the internationalization strategy of T-Systems and the acquisition of gedas on March 31, 2006.

Business Customers’ domestic revenues amounted to EUR 10,530 million in 2006, a decrease of EUR 550 million, or 5.0%, as compared with EUR 11,080 million in 2005. This decrease was a result of the intense competition in Germany. Business Customers’ international revenues amounted to EUR 2,092 million in 2006, an increase of EUR 322 million, or 18.2%, as compared with EUR 1,770 million in 2005. This increase was primarily the result of the internationalization strategy of T-Systems and the acquisition of gedas.

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Computing & Desktop Services	4,166	4,554	4,685	(8.5)	(2.8)
Systems Integration	1,711	1,783	1,600	(4.0)	(11.4)
Telecommunications	2,149	2,196	2,380	(2.1)	(7.7)

Total Enterprise Services revenues	8,026	8,533	8,665	(5.9)	(1.4)
Total Business Services revenues	3,961	4,336	4,480	(8.6)	(3.2)

Total revenues	11,987	12,869	13,145	(6.9)	(2.1)

Enterprise Services

Enterprise Services’ total revenues are primarily derived from information technology services and telecommunications products and services provided to T-Systems’ multinational customers. Enterprise Services’ total revenues are comprised of products and services offered by Computing and Desktop Services, Systems Integration and Telecommunications Services.

Computing & Desktop Services

Computing & Desktop Services revenues are comprised of revenues from: Desktop Services & Solutions, which delivers, operates and maintains desktop systems for customers; Computing Services & Solutions, which operates customers’ data centers and manages customer servers, systems, databases and applications; and Business Process Outsourcing, which supports customers’ business processes with end-to-end responsibility for entire processes. The Deutsche Telekom Group was CDS’ largest customer in 2007, 2006 and 2005.

CDS’ total revenues decreased by EUR 388 million 2007, or 8.5%, to EUR 4,166 million, compared to EUR 4,554 million in 2006. External revenues were 55.7% of CDS’ total revenues in 2007, compared to 51.7% in 2006 and 48.6% in 2005. Lower revenues from PC workstation-related services within the Group resulted in a decrease in total revenues at CDS due to a decrease in prices resulting from cost cutting measures and a decrease in volumes resulting from a decrease in personnel at Deutsche Telekom. Total external revenues of CDS decreased slightly as a result of lower volumes and prices.

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

Systems Integration total revenues decreased by EUR 72 million in 2007, or 4.0%, to EUR 1,711 million, compared to EUR 1,783 million in 2006. This decrease was primarily the result of lower revenues from Deutsche Telekom Group companies. In 2007, external revenues were 68.6% of Systems Integration’s total revenues, compared to 59.8% in 2006 and 54.1% in 2005.

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

Telecommunications Services’ total revenues decreased by EUR 47 million in 2007, or 2.1%, to EUR 2,149 million, compared to EUR 2,196 million in 2006. This decrease was primarily the result of a decrease in price and volumes. Pricing pressure is expected to continue in 2008. External revenues were 81.0% of Telecommunications Services’ total revenues in 2007, compared to 80.7 in 2006.

Telecommunications Services’ total revenues decreased by EUR 184 million in 2006, or 7.7%, to EUR 2,196 million, compared to EUR 2,380 million in 2006. This decrease was primarily the result of a decrease in net revenues due to a decrease in volume and prices, which was partially offset by a slight increase in intersegment revenues due to an increase in volumes. Pricing pressure is expected to continue in 2007. External revenues were 78.6% of Telecommunications Services’ total revenues in 2006, compared to 80.3% in 2005.

Business Services

Business Services revenues are primarily derived from sales of telecommunications products and services to T-Systems’ large-, medium- and small-sized business customers. Revenues from our Media & Broadcast activities are also reported under Business Services. Media & Broadcast was sold to Télédiffusion de France for a purchase price of EUR 850 million on January 15, 2008.

Business Services’ total revenues amounted to EUR 3,961 million in 2007, representing a decrease of 8.6%, compared to EUR 4,336 million in 2006. This decrease was due to reduced prices and demand for traditional voice telecommunications services. Business Services was able to partially offset this decrease by increasing its customer base and expanding its services portfolio to provide IT-related services to its existing and new customers and to increase revenues in the IP area.

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

Operating Expenses

The following table provides information regarding the components of Business Customers’ operating expenses:

	For the years ended December 31,
	2007		2006		2005		2007/2006	2006/2005
	(in millions of €, except percentages)						(% change)
Cost of sales	10,011	80.7%	11,208	80.9%	10,519	81.0%	(10.7)	6.6
Selling expenses	1,585	12.8%	1,648	11.9%	1,534	11.8%	(3.8)	7.4
General and administrative expenses	765	6.1%	914	6.6%	825	6.3%	(16.3)	10.8
Other operating expenses	51	0.4%	89	0.6%	116	0.9%	(42.7)	(23.3)

Total	12,412	100%	13,859	100.0%	12,994	100%	(10.4)	6.7

Cost of Sales

Cost of sales decreased by EUR 1,197 million in 2007, or 10.7%, to EUR 10,011 million compared to 2006. This decrease was due to decreased revenues in 2007, and mainly reflected reduced material and service costs.

Cost of sales increased by EUR 689 million in 2006, or 6.6%, to EUR 11,208 million, compared to 2005. This increase was primarily the result of increased personnel costs relating to the acquisition of gedas and increased costs related to the personnel reduction initiative. The contribution of gedas to the cost of sales amounted to EUR 393 million in 2006.

Selling Expenses

Selling expenses decreased by EUR 63 million, or 3.8%, to EUR 1,585 million compared to 2006. This decrease was primarily the result of the implemented efficiency programs and decreased personnel costs related to the personnel reduction initiative.

Selling expenses were EUR 1,648 million in 2006, representing an increase of EUR 114 million, or 7.4%, compared to 2005. This increase was primarily the result of increased personnel costs relating to the acquisition of gedas and the personnel reduction initiative, partially offset by lower marketing expenses. The contribution of gedas to selling expenses amounted to EUR 47 million in 2006.

General and Administrative Expenses

General and administrative expenses were EUR 765 million in 2007, representing a decrease of EUR 149 million, or 16.3%, compared to 2006. This decrease was primarily the result of decreased personnel costs related to the personnel reduction initiative and other efficiency programs.

General and administrative expenses were EUR 914 million in 2006, representing an increase of EUR 89 million, or 10.8%, compared to 2005. This increase was primarily the result of increased personnel costs relating to the acquisition of gedas and increased costs related to the personnel reduction initiative. The contribution of gedas to general and administrative expenses amounted to EUR 58 million in 2006.

Other Operating Expenses

Other operating expenses were EUR 51 million in 2007, representing a decrease of EUR 38 million, or 42.7%, compared to 2006. This decrease was primarily the result of lower restructuring costs in 2007 compared with 2006 and the implemented efficiency programs.

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

Personnel costs decreased by EUR 366 million, or 8.4%, to EUR 4,000 million in 2007, compared to EUR 4,366 million in 2006, primarily as a result of reduced headcount related to the personnel reduction initiative within Deutsche Telekom. The decrease was partially offset by increased accruals for retirement arrangements and severance payments in connection with the personnel reduction initiative, as well as an increase in wages and salaries.

Personnel costs increased by EUR 651 million, or 17.5%, to EUR 4,366 million in 2006, compared to EUR 3,715 million in 2005, primarily as a result of the acquisition of gedas and increased accruals for retirement arrangements and severance payments in connection with the personnel reduction initiative, as well as an increase in wages and salaries. These increases were partially offset by decreases in personnel costs as a result of reduced headcount.

In 2007, total headcount decreased by 1.8% compared with 2006, which is primarily the result of the personnel reduction initiative. In 2006, total headcount in the Business Customers operating segment rose 8.9% compared with the prior-year period, which is attributable to the integration of gedas. Not including gedas, total headcount decreased by 5,141, or 1.7%, compared to 2005.

Capital Expenditures

Capital Expenditures increased by 15.8% in 2007, from EUR 795 million to EUR 921 million, as compared with 2006, mainly as a result of expenditures for certain assets of Centrica PLC that were taken over by T-Systems UK in 2007.

Group Headquarters and Shared Services

The following table presents selected financial information concerning our Group Headquarters and Shared Services operating segment:

	For the years ended December 31,(1)
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Net revenues	423	372	298	13.7	24.8
Intersegment revenues	3,445	3,386	3,279	1.7	3.3

Total revenues	3,868	3,758	3,577	2.9	5.1

Loss from operations	(1,973)	(2,138)	(1,010)	7.7	n.m.

n.m.—not meaningful

(1)	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Net Revenues

Net revenues from Group Headquarters and Shared Services were EUR 423 million in 2007, an increase of EUR 51 million, compared to 2006. Most of the net revenues in 2007 were achieved from real estate services and, to a lesser extent, from fleet services and the Vivento business lines. The increase in 2007 was primarily attributable to higher net revenues from real estate services and to higher revenues from sales of used vehicles at fleet services.

134

In 2006, net revenues from Group Headquarters and Shared Services amounted to EUR 372 million, an increase of EUR 74 million, compared to 2005. Most of the net revenues in 2006 were derived from real estate services and, to a lesser extent, from fleet services and the Vivento business lines. The increase in 2006 was mainly attributable to higher net revenues from real estate services and to higher revenues from sales of used vehicles at fleet services.

Total Revenues

In 2007, total revenues amounted to EUR 3,868 million, which were principally realized from our real estate operations (EUR 3.1 billion), fleet services (EUR 0.4 billion) and Vivento business operations (EUR 0.4 billion). Total revenues in 2007 increased by EUR 110 million compared to 2006. The increase was primarily attributable to higher revenues generated by the call center unit as a result of an expansion of its business activities and to fleet services due to higher proceeds from vehicle sales within the regular replacement process and to a higher average number of vehicles. Total revenues from real estate activities increased slightly primarily due to higher revenues at Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH and due to a higher volume of facility management activities billed to the operating segments. However, these revenue increases were partially offset by a decline in revenues for other services of the real estate group, caused by rental fee reductions for technical areas and leasing optimization through the operating segments.

In 2006, total revenues amounted to EUR 3,758 million, which were principally derived from our real estate operations (EUR 3.1 billion), fleet services (EUR 0.3 billion) and Vivento business operations (EUR 0.4 billion). Total revenues in 2006 increased by EUR 181 million, compared to 2005. The increase was primarily attributable to higher revenues generated by the Vivento business lines due to an increase in their business activities and to fleet services as a result of a higher average number of vehicles. Total revenues from real estate activities increased slightly primarily as a result of the transfer of facility management activities from the other operating segments to real estate services as a shared service. However, these revenue increases were partially offset by a decline in revenues for other services of the real estate group, caused by volume and price reductions as well as the change in the lease arrangements, using new, market-based lease arrangements.

Loss From Operations

Loss from operations amounted to EUR 1,973 million in 2007, an improvement of EUR 165 million compared to 2006. The improvement in loss from operations was mainly due to profits from operations from real estate services and fleet services which amounted to EUR 0.4 billion in 2007 compared to EUR 0.3 billion in 2006. This improvement of EUR 0.1 billion was mainly due to a decrease in personnel expenses as a result of reduced staff requirements in real estate services. In addition, a decrease in provisions, primarily for voluntary redundancy payments and partial retirement, related to real estate services and an increase in earnings from property sales helped to reduce the loss from operations. These positive developments were partially offset by the revenue decreases in the leasing business, for which revenue increases in the low-margin facility management business could not compensate.

The negative impact Vivento had on the results of Group Headquarters and Shared Services was slightly above the previous year’s level. This was primarily attributable to the expenses related to the transfer of Vivento Technical Services GmbH and to the disposal of additional call center locations of Vivento Customer Services GmbH. These negative effects were partially offset by lower personnel costs as a result of the reduced number of Vivento staff, as well as by Vivento’s revenue growth and productivity increase. Another positive effect resulted from the discontinuation of expenses relating to the transfer of the Telekom Direkt business unit from Vivento to the Broadband/Fixed Network operating segment in 2006.

Loss from operations in 2007 was positively influenced by lower expenses for centralized marketing activities. In 2006, loss from operations was positively affected by the reversal of a provision in connection with the completion of the arbitration proceeding with Deutsche Post AG (Wohnungsfürsorge) as described below. There was no similar effect in 2007. For more information, see “Item 8. Financial Information—Legal Proceedings—Other Proceedings.”

Loss from operations amounted to EUR 2,138 million in 2006, an increase of EUR 1,128 million compared to 2005. The increase in loss from operations was mainly due to a change in German law allowing us to offer early retirement to civil servants. Therefore we incurred personnel expenses of EUR 0.5 billion (including a provision of EUR 0.4 billion) in 2006. Furthermore, in 2005, results from operations had been positively affected by a one-time reversal of provisions as a result of a change in the German law relating to the governance and funding structure of the Civil Service Health Insurance Fund. According to the new German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), which became effective on December 1, 2005, our future liability relating to the annual deficit compensation for the Civil Service Health Insurance Fund has been limited. As a result, provisions for such liabilities that had been previously established were reduced by EUR 0.8 billion.

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

Profits from operations from real estate services and fleet services amounted to EUR 0.3 billion in 2006. The decline of EUR 0.1 billion compared to 2005 was mainly the result of an increase in provisions for voluntary redundancy payments related to real estate services. In addition, earnings related to revenue increases in the low-margin facility management business and increased earnings from property sales could not offset the earnings decrease from real estate related services as a result of volume and price reductions.

The negative impact Vivento has on the results of Group Headquarters and Shared Services was reduced in 2006 compared with 2005. This is primarily attributable to the decrease in provisions for voluntary redundancy payments, as the severance program–related to the workforce reduction initiative–ended in 2006. Furthermore, the reduced number of Vivento staff led to a reduction in personnel costs. These positive effects were partially offset by higher expenses following the expansion of the Vivento business line activities and expenses relating to the transfer of the Telekom Direkt business unit from Vivento to the Broadband/Fixed Network operating segment.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Generally, we centrally manage the liquidity and capital resources for each operating segment within our consolidated Group. The tables and discussion included in this section present a summary of the significant financing and investing events and transactions that have affected our liquidity over the past three years and that may influence our future liquidity needs.

Net Cash from Operating Activities

Net cash from operating activities amounted to EUR 13.7 billion in 2007, compared with EUR 14.2 billion in 2006. This decrease is primarily attributable to the negative development of working capital, partially offset by a positive effect from tax payments totaling EUR 1.4 billion compared with the prior year. Income tax receipts of EUR 0.2 billion were recorded in 2007 as compared with tax payments of EUR 1.2 billion in 2006. In addition, net interest payments were reduced by EUR 0.3 billion year-on-year.

Net cash from operating activities amounted to EUR 14.2 billion in 2006, compared with EUR 15.0 billion in 2005. This decrease is predominantly due to the decline in profit from operations, offset, in part, by lower net interest payments and changes in working capital.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled EUR 8.1 billion in 2007 as compared with EUR 14.3 billion in 2006. This change was primarily the result of lower cash outflows for investments in intangible assets and property, plant and equipment which declined by a total of EUR 3.8 billion. This decline was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in the prior year for EUR 3.3 billion for which there was no comparable single investment in 2007. Furthermore, proceeds from the disposal of property, plant and equipment were EUR 0.2 billion higher than in the prior year.

Lower cash outflows of EUR 0.7 billion for acquisitions and higher cash inflows of EUR 0.9 billion from disposals of businesses compared with the previous year also had a positive impact on net cash used in investing activities. In 2007, the acquisition of Orange Nederland and Immobilien Scout resulted in cash outflows of EUR 1.5 billion and the disposal of T-Online France, T-Online Spain, and TBDS contributed cash inflows of EUR 0.9 billion, whereas in 2006, cash outflows for tele.ring, PTC, gedas, and MakTel totaled EUR 2.2 billion.

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

Significant Investing Events

Year Ended 2007

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Acquisition of Orange Nederland	(1.3)
Business Customers	Acquisitions of property, plant and equipment from Centrica	(0.1)
Broadband/Fixed Network	Acquisition of additional Immobilien Scout shares	(0.4)
Broadband/Fixed Network	Disposal of T-Online France	0.5
Broadband/Fixed Network	Disposal of T-Online Spain	0.3
Broadband/Fixed Network	Disposal of TBDS	0.1
GHS	Sales of real estate	0.4

Year Ended 2006

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Acquisition of tele.ring	(1.3)
Business Customers	Acquisition of gedas	(0.3)
Broadband/Fixed Network	Acquisition of additional MakTel shares	(0.1)
Mobile Communications	Acquisition of additional PTC shares(1)	(0.6)
GHS	Sales of real estate	0.4
Mobile Communications	FCC-Licenses (T-Mobile USA)	(3.3)
GHS	Additional payment for prior sale of shares in Celcom (2003)	0.2

(1)	Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by pending legal proceedings. For more information on PTC, see “Item 8. Financial Information—Legal Proceedings” and “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

Year Ended 2005

Segment	Event	Amount(1)
		(billions of €)
Mobile Communications	Sale of shares in MTS	1.2
Broadband/Fixed Network	Sale of shares in comdirect	0.2
GHS	Sale of shares in Intelsat	0.1
GHS	Acquisition of shares in T-Online	(1.8)
Mobile Communications	Acquisition of network and licenses in United States	(2.1)
Broadband/Fixed Network	Acquisition of Telekom Montenegro	(0.1)

(1)	Represents gross amounts paid or received for entities acquired or sold, excluding the effects of cash and cash equivalents held by the entity acquired or sold.

Net Cash Used in Financing Activities

Net cash used in financing activities increased from EUR 2.1 billion in 2006 to EUR 6.1 billion in 2007. This change is primarily attributable to a EUR 6.3 billion decline in proceeds from the issue of non-current financial liabilities and a EUR 0.5 billion increase in the repayment of non-current financial liabilities. These effects in net cash used in financing activities were partly offset by a EUR 2.6 billion increase in net proceeds from the issue of current financial liabilities. The issuance and repayment of current financial liabilities increased year-on-year due to the drawdown of several short-term credit lines.

In addition to net short-term drawdowns of credit lines amounting to EUR 1.4 billion, the issue of financial liabilities in 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In the same period, a euro tranche of the 2002 global bond of EUR 2.5 billion and medium-term notes of EUR 1.1 billion and ABS liabilities of EUR 1.1 billion were repaid.

In addition, dividend payments increased by EUR 0.6 billion year-on-year, partly as a result of an increase of EUR 0.1 billion in dividend payments at Deutsche Telekom AG, EUR 0.1 billion at T-Hrvatski Telekom, and EUR 0.1 billion at Slovak Telekom. Furthermore, a dividend payment of EUR 0.1 billion by MakTel was recorded in 2007, as was the dividend payment by Magyar Telekom for 2005 and 2006 amounting to EUR 0.2 billion, for which there were no comparable payments in the prior year.

A positive effect also resulted from the buy-back of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG recorded in 2006, for which there was no comparable outflow in 2007.

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

Significant Financing Events

Year ended 2007

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(2.7)
GHS	Issuance of medium- and long-term debt	1.6
GHS	Repayment of medium- and long-term debt	(1.0)
GHS / Broadband/Fixed Network	Payment of dividends to Deutsche Telekom AG shareholders and minority interest shareholders	(3.8)

138

Year ended 2006

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(5.3)
GHS	Issuances of medium- and long-term debt	7.9
GHS	Repayments of medium- and long-term debt	(0.5)
GHS	Payment of dividends to Deutsche Telekom AG shareholders and minority interest shareholders	(3.2)
GHS	Share buyback following the merger of T-Online International AG into Deutsche Telekom AG	(0.7)

Year ended 2005

Segment	Event	Amount
		(billions of €)
GHS	Net repayments of short-term debt	(9.4)
GHS	Issuances of medium- and long-term debt	4.9
GHS	Repayments of medium- and long-term debt	(0.4)
GHS	Payment of dividends to Deutsche Telekom AG shareholders and minority interest shareholders	(2.9)

Capital Resources

The following table summarizes our total financial liabilities as of December 31, 2007, and December 31, 2006:

	As of December 31, 2007	As of December 31, 2006	Change	% Change
	(millions of €, except where indicated)
Bonds	32,294	36,288	(3,994)	(11.0)
Liabilities to banks	4,260	2,348	1,912	81.4
Promissory notes	690	680	10	1.5
Liabilities from derivatives	1,002	562	440	78.3
Lease liabilities	2,139	2,293	(154)	(6.7)
Liabilities arising from ABS transactions	0	1,139	(1,139)	(100.0)
Other financial liabilities	2,521	3,172	(651)	(20.5)

Total	42,906	46,482	(3,576)	(7.7)

Total financial liabilities decreased as of December 31, 2007, as compared with December 31, 2006, primarily as a result of principal repayments at maturity of EUR 3.8 billion, offset, in part, by the issuance of medium-term notes of EUR 0.5 billion and JPY 6 billion (EUR 0.04 billion), a loan of EUR 0.5 billion from the European Investment Bank (EIB), and lines of credit drawdowns of EUR 1.4 billion. Additionally, our total financial liabilities decreased, due to foreign-exchange effects, which amounted to EUR 0.8 billion. The material terms of the liabilities issued in 2007 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in billions of €)
Medium-Term Note	0.50	March 28, 2012	Euribor3M+0,28%
Medium-Term Note	0.04	February 2, 2011	JPYL6M+0,19%
EIB Loan	0.50	January 11, 2012	Euribor3M+0,247%

Cash and cash equivalents at December 31, 2007 decreased by EUR 565 million, or 20.4%, to EUR 2,200 million, compared to EUR 2,765 million at December 31, 2006, primarily as a result of investments in intangible assets and property, plant and equipment (EUR 8.0 billion), the net redemption of financial liabilities (EUR 2.4 billion), and the payment of dividends for the 2006 financial year (EUR 3.8 billion), partially offset by our cash flows from operations (EUR 13.7 billion). Additionally, our cash and cash equivalents decreased by EUR 0.1 billion due to foreign exchange effects. For further information concerning the development of our debt and liquid assets, see notes (17) and (25) to notes to the consolidated financial statements.

At December 31, 2007, the Federal Republic was the guarantor of EUR 2.0 billion of our liabilities, which were outstanding on January 1, 1995. For further details, see “Item 7. Major Shareholders and Related Party Transactions.”

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and commercial paper issued in various jurisdictions and in various currencies, and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2008.

For a discussion of funding and treasury policies, see note (43) to notes to the consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Credit Ratings

Our long-term corporate credit rating by Standard & Poor’s Ratings Services and Moody’s Investors Service was A-/A3 with a stable outlook by Moody’s Investors Service and with a negative outlook by Standard & Poor’s Ratings Services during 2007. On May 17, 2007, Fitch Ratings affirmed its senior unsecured and Issuer Default ratings at “A-” and changed the outlook to negative from stable.

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

140

A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Step-up Provisions

A lowering of our long-term senior unsecured debt ratings below A3 by Moody’s and A- by Standard & Poor’s would result in a 50 basis point increase in interest rates due to step-up provisions on bonds with an aggregate principal amount of approximately EUR 9.1 billion at December 31, 2007. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 45.4 million per annum.

A lowering of our long-term senior unsecured debt ratings below Baa1 by Moody’s and BBB+ by Standard & Poor’s would result in a 50 basis point increase in interest rates due to step-up provisions on bonds and medium-term notes with an aggregate principal amount of approximately EUR 5.2 billion at December 31, 2007. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 26.0 million per annum.

Lines of Credit

On December 31, 2007, our bilateral lines of credit consisted of standardized contracts with 29 highly reputable banks, totaling EUR 17.4 billion. As of December 31, 2007, there were borrowings of EUR 1,402 million outstanding under these agreements. We currently pay a commitment fee of 0.075% (2006: 0.075%) for credit lines not drawn and Euribor + 0.15% (2006: + 0.15%) for credit lines drawn. The terms and conditions depend on our credit rating. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. Our bilateral lines of credit do not include any financial covenants or material adverse change clauses.

Capital Expenditures and Investments

The following table provides information concerning our capital expenditures, investments in subsidiaries and non-current financial assets as well as proceeds from the sale of non-current assets and investments.

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Capital expenditures	8,015	11,806	9,269	(32.1)	27.4
Investments in subsidiaries and non-financial assets	1,811	2,889	2,655	(37.3)	8.8
Proceeds from sales of non-current assets and investments	(1,782)	(795)	(2,014)	n.m.	60.5
Other	10	405	208	(97.5)	94.7

Net cash used in investing activities(1)	8,054	14,305	10,118	(43.7)	41.4

n.m.—not	meaningful
(1)	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from/used in investing activities. The prior-year comparatives have been adjusted accordingly.

Capital Expenditures

The following table provides information about our capital expenditures by operating segment for the periods presented.

	For the years ended December 31,
	2007	2006	2005	2007/2006	2006/2005
	(millions of €)			(% change)
Mobile Communications Europe	1,938	1,950	1,717	(0.6)	13.6
Mobile Communications USA	1,958	5,297	3,886	(63.0)	36.3
Broadband/Fixed Network	2,805	3,250	2,432	(13.7)	33.6
Business Customers	921	795	795	15.8	—
Group Headquarters and Shared Services	471	508	475	(7.3)	6.9
Reconciliation	(78)	6	(36)	n.m.	n.m.

Total capital expenditures(1), (2)	8,015	11,806	9,269	(32.1)	27.4

n.m.—not	meaningful
(1)	Capital expenditures determined on a cash flow basis.
(2)	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Total capital expenditures decreased significantly in 2007, by EUR 3,791 million, compared with 2006. This decline was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in the prior year for which there was no comparable single investment in 2007.

The increase in total capital expenditures in 2006, compared to 2005, mainly relate to higher levels of capital expenditures in 2005 consisting primarily of the purchase of networks in California and Nevada. Capital expenditures in 2006 primarily included investment activities relating to payments in connection with Auction 66 mobile communications licenses in the United States and the rollout of the high-speed network in the Broadband/Fixed Network operating segment.

In 2008, we plan to invest approximately EUR 9 billion in property, plant and equipment and intangible assets (excluding goodwill).

Our capital expenditure activities in 2008 will continue to focus on our mobile communications business. In Europe, key areas will include improvements in the quality of our GSM networks and the further expansion of our UMTS networks. In the United States, we plan to systematically enhance network quality and coverage, as well as accelerate the development of 3G mobile communications networks and services. Capital expenditures in our mobile communications business are expected to be EUR 4 billion in 2008.

In the Broadband/Fixed Network operating segment, we intend to continue to push ahead with the rollout of our high-speed network infrastructure in 2008. However, our expansion plans will be impacted by the regulatory and economic environment. In addition to expanding the high-speed network, further investments in network coverage and performance of the existing IP network infrastructure are planned for 2008. Capital expenditures in the Broadband/Fixed Network operating segment are expected to be EUR 3 billion in 2008.

In the Business Customers operating segment, planned investments primarily relate to necessary modernizations in the Computing Services business with regard to technological enhancements. The total capital expenditures in the Business Customers operating segment are expected to be EUR 1 billion in 2008.

Investments

Investments in subsidiaries and non-current financial assets amounted to EUR 1.8 billion in 2007, an decrease of EUR 1.1 billion, compared with 2006. This significant decrease was mainly attributable to the acquisition of tele.ring, PTC, gedas and MakTel in 2006. The investments in the reporting year were mainly relating to the acquisition of Orange Nederland and Immobilien Scout.

Investments in subsidiaries and non-current financial assets amounted to EUR 2.9 billion in 2006, an increase of EUR 0.2 billion, compared with 2005. The investments in subsidiaries were mainly relating to the acquisition of tele.ring, gedas and to the acquisition of additional shares in PTC (an aggregate of EUR 2.1 billion relating to these acquisitions). Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by a Vienna arbitration tribunal. For more information on PTC, see “Item 8. Financial Information—Legal Proceedings” and “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

Contractual Obligations and Other Commitments

Our contractual obligations and other commitments relate to other financial obligations, operating leases, payments to a special pension fund and purchase commitments, as more fully described below.

Contractual Cash Obligations

The following table summarizes our financial liabilities, as well as our obligations and commitments to make future payments under contracts, as of December 31, 2007:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Interest-bearing liabilities(1)	39,910	6,227	10,150	9,128	14,405
of which: bonds	32,294	4,082	8,807	8,273	11,132
of which: liabilities to banks	4,260	1,848	927	595	890
of which: lease liabilities	2,139	162	221	201	1,555
Other financial liabilities	2,996	2,848	51	56	41

Total financial liabilities	42,906	9,075	10,201	9,184	14,446

Obligations arising from non-cancelable operating leases (including rental agreements and leases)	20,276	2,285	3,702	2,729	11,560
Present value of payments to special pension fund	7,267	733	1,215	1,062	4,257
Purchase commitments and similar obligations	4,452	3,202	1,008	180	62
Purchase commitments for interests in other companies	1,815	1,812	—	—	3
Miscellaneous other obligations	356	99	138	48	71

Total financial obligations	34,166	8,131	6,063	4,019	15,953

Total contractual obligations	77,072	17,206	16,264	13,203	30,399

(1)	Future interest payments relating to bonds and liabilities to banks are as follows: less than 1 year: EUR 2,037 million, 1-3 years: EUR 3,367 million, 3-5 years: EUR 2,330 million, more than 5 years: EUR 6,935 million. Capital lease obligations are shown at present value and exclude interest payments as follows: less than 1 year: EUR 121 million, 1-3 years: EUR 229 million, 3-5 years: EUR 196 million, more than 5 years: EUR 661 million.

For more information regarding our long-term debt, see “—Capital Resources” and note (25) to notes to the consolidated financial statements.

Total financial obligations as of December 31, 2007 increased by EUR 1.9 billion compared with total financial obligations as of December 31, 2006 (EUR 32.3 billion). This increase is primarily due to an increase in purchase commitments for interests in other companies, as well as, an increase in purchase commitments. This increase was offset, in part, by a decrease in the present value of payments to special pension fund.

As of December 31, 2007, the obligations arising from non-cancelable operating leases (including rental agreements and leases) remained stable year-on-year (December 31, 2006: EUR 20,247 million). Although lease obligations at T-Mobile USA increased, due to the expansion of telecommunications networks, this increase was largely offset as a result of exchange rate effects from the translation of U.S. dollars to euros. For more information regarding our lease obligations, see notes (40) and (41) to notes to the consolidated financial statements.

The present value of payments we must make to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz – PTNeuOG) amounted to EUR 7.3 billion at December 31, 2007. For more information, see note (29) to notes to the consolidated financial statements.

The increase in purchase commitments is mainly a result of increased obligations for the acquisition of property, plant and equipment, and similar obligations. These are largely related to network expansion at T-Mobile UK and T-Mobile USA and network infrastructure services in the Broadband/Fixed Network operating segment. The purchase commitments and similar obligation as of December 31, 2007 primarily include obligations relating to inventories (EUR 2,997 million), and obligations to acquire property, plant and equipment (EUR 919 million).

Purchase commitments for interests in other companies increased by EUR 1.7 billion compared with purchase commitments as of December 31, 2006 (EUR 94 million). The increase is mainly attributable to the acquisition by T-Mobile USA of SunCom in the first quarter of 2008. The total value of the transaction is approximately EUR 1.6 billion.

Contingencies

The following table summarizes our contingent liabilities relating to lawsuits and other proceedings and other contingent liabilities, as of December 31, 2007:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Contingent liabilities relating to lawsuits and other proceedings	350	37	311	2	—
Other contingent liabilities	25	12	—	—	13

Total	375	49	311	2	13

Other Contingent Obligations

On May 3, 1999, Western Wireless Corporation (“Western Wireless”) distributed its entire 80.1% interest in T-Mobile USA’s (formerly VoiceStream) common shares to its stockholders. Prior to this “spin-off,” Western Wireless obtained a favorable ruling from the U.S. Internal Revenue Service, indicating that the spin-off would not result in the recognition of a gain or taxable income to Western Wireless or its stockholders. However, Western Wireless could still recognize a gain upon the spin-off, notwithstanding the favorable IRS ruling, if it is determined that the spin-off was part of a “prohibited plan,” that is, a plan or series of related transactions in which one or more persons acquire, directly or indirectly, 50% or more of T-Mobile USA’s stock. Acquisitions of 50% or more of T-Mobile USA’s stock occurring during the four-year period beginning two years before the spin-off could give rise to a rebuttable presumption that the spin-off was part of a prohibited plan. Although it is not assured, T-Mobile USA believes that the spin-off, subsequent mergers, including the T-Mobile merger in 2001, and certain investments by Hutchison Telecommunications PCS (USA) Limited and Sonera Corporation in 2000 were not pursuant to a “prohibited plan.” T-Mobile USA has agreed to indemnify Western Wireless (which was acquired by ALLTEL Corporation in 2005) on an after-tax basis for any taxes, penalties, interest and various other expenses incurred by Western Wireless if it is required to recognize such a gain. The amount of gain that Western Wireless could recognize would be equal to the difference between the fair market value of T-Mobile

USA common shares at the time of the spin-off and Western Wireless’ adjusted tax basis in such shares at the time. The estimated range of possible liability, not including interest and penalties, if any, is from zero to USD 400 million.

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

Toll Collect

In connection with a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German highway system, we entered into an agreement dated September 2002 (together with all amendments thereto, the “operating agreement”) with an agency of the Federal Republic, Daimler Financial Services AG (“Daimler Services”) and Compagnie Financiere et Industrielle des Autoroutes S.A. (“Cofiroute”). We refer to this project as the “Toll Collect project.” The partners are responsible for the development and operation of the toll collection system, which has been built and operated by the joint venture Toll Collect GmbH (“Toll Collect”). Daimler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. We and Daimler Services have agreed to indemnify Cofiroute against certain financial obligations in excess of EUR 70 million.

Commencement of operations of the toll collection system was delayed beyond the originally planned date of August 31, 2003. Operations began in February 2004 and full technical performance was phased-in in accordance with a schedule agreed to by Toll Collect and the Federal Republic.

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

Significant offset payments claimed by the Federal Republic could have a material adverse effect on revenues generated by Toll Collect, and, in certain circumstances, we, along with our partners, might be required to provide additional funds to Toll Collect pursuant to an Equity Maintenance Undertaking, which is an obligation of the partners (through August 31, 2015, the termination date of the operating agreement or earlier if the operating agreement is terminated sooner) contained in the operating agreement to contribute, on a joint and several basis, funds necessary to maintain a minimum equity of 15% of total assets of Toll Collect. Beginning in July 2006, the Federal Republic reduced monthly payments to Toll Collect by EUR 8 million as a partial offset against amounts claimed by the Federal Republic in an arbitration proceeding initiated against Daimler Services, Deutsche Telekom AG and the consortium. The Federal Republic is claiming damages resulting from the delay in the commencement of operations and contractual penalties in an aggregate amount of approximately EUR 5.2 billion plus interest. For more information relating to the arbitration proceeding and subsequent claims, see “Item 8—Financial Information—Legal Proceedings.”

As of December 31, 2007, Toll Collect generated total revenues of EUR 489 million and net loss of EUR 34 million, compared with revenues of EUR 517 million and a net income of EUR 23 million in 2006. Toll Collect’s current assets, non-current assets, current liabilities, non-current liabilities, and shareholders’ deficit for the year ended December 31, 2007, were EUR 506 million, EUR 337 million, EUR 491 million, EUR 378 million and EUR 26 million, respectively. We have guaranteed bank loans of Toll Collect in the amount of EUR 230 million.

RECENTLY ISSUED IASB PRONOUNCEMENTS

In November 2006, the IFRIC issued IFRIC 11 “IFRS 2—Group and Treasury Share Transactions.” The European Union endorsed IFRIC 11 in June 2007. The interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. The interpretation shall be applied for financial years beginning on or after March 1, 2007. An entity shall apply the interpretation retrospectively in accordance with IAS 8, subject to the transitional provisions of IFRS 2. The adoption of IFRIC 11 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In November 2006, the IFRIC issued IFRIC 12 “Service Concession Rights.” The European Union has not yet endorsed IFRIC 12. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services—such as roads, airports, prisons and energy and water supply and distribution facilities—to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is possible as well. The provisions of IFRIC 12 are effective for annual periods beginning on or after January 1, 2008. The adoption of IFRIC 12 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The European Union has not yet endorsed the amendment to IAS 23. The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. Currently, we recognize these costs directly as an expense. A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. In the future, an entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets. The revised standard does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. We are currently analyzing the adoption of the amendment to IAS 23 and the resulting effects on the presentation of our results of operations, financial position or cash flows.

In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programs.” The European Union has not yet endorsed IFRIC 13. The Interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a completed sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit awards, or the obligation in respect of the awards credit is fulfilled. Since the guidance under IFRIC 13 deviates from our current accounting policy, the accounting method will have to be adjusted. The interpretation is to be applied for financial years beginning on or after July 1, 2008. We are currently analyzing the impact of applying IFRIC 13 on the presentation of our results of operations, financial position or cash flows.

In July 2007, the IFRIC issued IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” The European Union has not yet endorsed IFRIC 14. The interpretation addresses the measurement of an asset resulting from the fair value of the plan assets exceeding the present value of the defined benefit obligation. The interpretation specifies how to determine whether a surplus in a pension plan represents an economic benefit for the entity. In addition, it addresses how to determine the present value of the asset in the case of a future refund or reduction in future contributions when a minimum funding requirement exists, as well as how to measure a defined benefit asset or defined benefit liability in the case of a minimum funding requirement. The interpretation is to be applied for financial years beginning on or after January 1, 2008. The adoption of IFRIC 14 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements: A Revised Presentation.” The European Union has not yet endorsed the amendment to IAS 1. IAS 1 (revised) uses the terms “statement of financial position” (previously “balance sheet”) and “statement of cash flows” (previously “cash flow statement”) and introduces a new element of financial statements termed “statement of comprehensive income.” Use of the new terminology, however, is not mandatory. The amendment to IAS 1 requires entities to disclose comparative information in respect of the previous period. The revised standard also stipulates the presentation of a further financial statement—statement of financial position—at the beginning of the first comparative period presented if the entity changed its accounting policies retrospectively or made retrospective restatements. Revised IAS 1 also provides:

•

All changes in shareholders’ equity resulting from transactions with owners must be presented separately from such changes in shareholders’ equity not resulting from transactions with owners (non-owner changes).

•

Income and expenses are reported separately from transactions with owners either in one statement of comprehensive income or in two statements—a separate income statement and a statement of comprehensive income.

•	The components of other comprehensive income must be presented in the statement of comprehensive income.

•	The total comprehensive income must be disclosed.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented. Reclassification amounts arise from the reclassification of amounts formerly reported under other comprehensive income as profit or loss. In addition, amounts reported as distributed dividends and corresponding per share amounts must be presented either in the statement of changes in equity or in the notes to the financial statements. The provisions of IAS 1 are effective for annual periods beginning on or after January 1, 2009. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on our results of operations, financial position or cash flows.

In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” These standards are the result of the second phase of the project carried out together with the FASB to reform the accounting methodology for business combinations. The revised IFRS 3 and IAS 27 have not yet been endorsed by the European Union. The main changes revised IFRS 3 will provide are as follows:

•

The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

•

In a business combination achieved in stages (step acquisition), the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus the acquired net assets.

•	Transaction costs shall be recognized as expenses in future.

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

In contrast to the original IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that revised IAS 27 will provide are as follows:

•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity.

•

If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•

When losses attributed to the minority (non-controlling) interests exceed the minority’s interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest from the beginning of an annual reporting period that begins on or after June 30, 2007. The provisions of IAS 27 are to be effective for annual reporting periods beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard also apply at the same earlier time.

We are currently analyzing the impact of the adoption of the amendments to IFRS 3 and IAS 27 and the resulting effects on our results of operations, financial position or cash flows.

In January 2008 the IASB published the revised standard IFRS 2 “Share-based Payment – Vesting Conditions and Cancellations.” The European Union has not yet endorsed the revised IFRS 2. The main changes and clarifications of this revision are as follows:

•	Vesting conditions are service conditions and performance conditions only.

•	All cancellations, whether by the entity itself or by employees, should receive the same accounting treatment.

The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2009. Earlier application is permitted. We are currently analyzing the effects resulting from the application of the revised IFRS 2 on our results of operations, financial position or cash flows.

In February 2008, the IASB amended IAS 32 “Financial Instruments: Presentation” with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation as equity or liabilities. The European Union has not yet endorsed the amendment to IAS 32. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments, but they generally would include:

Puttable instruments that are subordinate to all other classes of instruments and that entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation. A puttable instrument is a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on the occurrence of an uncertain future event or the death or retirement of the instrument holder.

Instruments, or components of instruments, that are subordinate to all other classes of instruments and that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

The amendments of IAS 32 are effective for annual periods beginning on or after January 1, 2009. Earlier application is permitted. We are currently analyzing the date of adoption of the amendment to IAS 32 and the resulting effects on the presentation of our results of operations, financial position or cash flows.

149

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

Supervisory Board members representing our shareholders are elected at the annual shareholders’ meeting. The present shareholder representatives were elected at shareholders’ meetings held in 2003, 2005, 2006 and 2007. The terms of office of the shareholder representatives expire at the end of the shareholders’ meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member’s commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose.

Supervisory Board members representing our employees were last elected on November 6, 2002, by the employees in accordance with the provisions of the Co-Determination Act. Employees elect ten representatives made up of workers, regular employees, at least one senior management employee and three union representatives. The employee representatives, including the successor of the employee representative who resigned with the end of the shareholders’ meeting in 2007, were nominated by a local court directly after the shareholders’ meeting in 2007, pursuant to Section 104 of the Stock Corporation Act. Elections in accordance with the provisions of the Co-Determination Act are planned to take place in 2008. Under the laws that governed our privatization, civil servants, who are not otherwise covered by the Co-Determination Act, are included in these groups of employee representatives for purposes of these elections.

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

Members of the Supervisory Board of Deutsche Telekom

The Supervisory Board met eight times in 2007. No member attended less than 50% of the meetings of the Supervisory Board. For 2007, the members of our Supervisory Board, the years in which they were appointed, the years of the shareholders’ meetings at which their current terms expire and their principal occupations were as follows:

Lothar Schröder Deputy Chairman	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

June 22, 2006

Next regular elections in accordance with the Co-Determination Act (planned for 2008)

Member of the ver.di National Executive Board, Berlin

T-Mobile Deutschland GmbH, Bonn, Deputy Chairman of the Supervisory Board

Hermann-Josef Becker	Member since: Expiration of Current Term: Principal Occupation:

January 1, 2008

Next regular elections in accordance with the Co-Determination Act (planned for 2008)

Member of the management Deutsche Telekom Direct Sales and Consulting as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee, Deutsche Telekom AG, Bonn

	Supervisory Board Memberships/Directorships:	None
Monika Brandl	Member since: Expiration of Current Term: Principal Occupation:	2002 Next regular elections in accordance with the Co-Determination Act (planned for 2008) Chairwoman of the Central Works Council at Group Headquarters / GHS, Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	None
Josef Falbisoner	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1997 Next regular elections in accordance with the Co-Determination Act (planned for 2008) Chairman of the Bavarian District of the Union ver.di PSD-Bank e.G., München, Augsburg office
Dr. Hubertus von Grünberg	Member since: Expiration of Current Term: Principal Occupation:	2000 Shareholders’ Meeting 2011 Serves as member of several supervisory boards
Supervisory Board Memberships/Directorships:

ABB Ltd., Zurich, Switzerland, President of the Administrative Board Allianz-Versicherungs AG, München Continental AG, Hannover, Chairman of the Supervisory Board Deutsche Post AG, Bonn (until July 2007) MAN AG, München (until March 2007) Schindler Holding AG, Hergiswil, Switzerland, Administrative Board

Lawrence H. Guffey	Member since: Expiration of Current Term: Principal Occupation:	June 1, 2006 Shareholders’ Meeting 2012 Senior Managing Director, The Blackstone Group International Ltd., London
	Supervisory Board Memberships/Directorships:	Axtel Ote, San Pedro Gaza Garcia, Nuevo Leon, Mexico Cineworld Corp., London, UK TDC AS, Copenhagen, Denmark Paris Review, New York, USA
Ulrich Hocker	Member since: Expiration of Current Term: Principal Occupation:	October 14, 2006 Shareholders’ Meeting 2012 Manager in Chief of Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf
Supervisory Board Memberships/Directorships:

Arcandor AG, Essen (previously Karstadt Quelle AG) E.ON AG, Düsseldorf Feri Finance AG, Bad Homburg, Deputy Chairman of the Supervisory Board Gartmore SICAV, Luxembourg Phoenix Mecano AG, President of the Administrative Board ThyssenKrupp Stainless AG, Duisburg

Lothar Holzwarth	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

2002

Next regular elections in accordance with the Co-Determination Act (planned for 2008)

Chairman of the Works Council of T-Systems Business Services GmbH, Bonn

PSD Bank RheinNeckarSaar e.G., Deputy Chairman of the Supervisory Board, Chairman of the Supervisory Board T-Systems Business Services GmbH, Frankfurt am Main

Sylvia Kühnast	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	Shareholders’ Meeting 2007 Next regular elections in accordance with the Co-Determination Act (planned for 2008) Consulting function to the Central Works Council, T-Mobile Germany, Hannover None
Waltraud Litzenberger	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1999 Next regular elections in accordance with the Co-Determination Act (planned for 2008) Deputy Chairwoman of the Works Council of Deutsche Telekom AG, Bonn PSD-Bank e.G., Koblenz
Michael Löffler	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

1995

Next regular elections in accordance with the Co-Determination Act (planned for 2008)

Member of the Works Council of Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District

None

Ingrid Matthäus-Maier	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

Shareholders’ Meeting 2006

Shareholders’ Meeting 2011

Speaker of the Management Board, KfW Bankengruppe, Frankfurt am Main

Deutsche Post AG, Bonn Deutsche Steinkohle AG, Herne (since November 2007) EVONIK Industries AG, Essen (until November 2009) (previously RAG Beteiligungs-AG) RAG Aktiengesellschaft, Essen Salzgitter Mannesmann Handel GmbH, Düsseldorf

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

2005

Shareholders’ Meeting 2010

Chairman of the Management Board, Linde AG, Munich

Allianz Lebensversicherungs-AG, Stuttgart (until July 2007) KION Group GmbH, Wiesbaden (since June 2007) The BOC Group plc.*, Guildford, UK (since September 2007)

(*mandate within Linde group)

Prof. Dr. Wulf von Schimmelmann	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

Shareholders’ Meeting 2006

Shareholders’ Meeting 2011

Former Chairman of the Management Board, Postbank AG, Bonn

accenture Corp., Irving, Texas, USA Altadis S.A., Madrid, Spain BAWAG P.S.K. AG, Vienna, Austria, Chairman of the Supervisory Board (since July 2007) BHW Holding AG*, Berlin/Hameln, Chairman of the Supervisory Board BHW Bausparkasse AG*, Chairman of the Supervisory Board Bundesverband deutscher Banken e.V., Berlin, Member of the Management Board (until June 2007) Deutsche Post AG, Bonn (since August 2007) Deutsche Postbank Financial Services GmbH*, Frankfurt/Main, Deputy Chairman of the Board of Directors (until June 2007) maxingvest ag, Hamburg (previously TCHIBO Holding AG) Postbank Filialvertrieb AG*, Bonn, Chairman of the Supervisory Board (until June 2007) Postbank Finanzberatung AG*, Hameln, Chairman of the Supervisory Board (until June 2007) PB Lebensversicherung AG*, Hilden, Chairman of the Supervisory Board (until June 2007) PB Versicherung AG*, Hilden, Chairman of the Supervisory Board (until June 2007) PB Capital Corp. *, Wilmington, Delaware, USA, Chairman of the Board of Directors (until June 2007) PB (USA) Holdings, Inc.*, Wilmington, Delaware, USA, Chairman of the Board of Directors (until June 2007)

(*mandate within Deutsche Post group)

Dr. Klaus G. Schlede	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	2003 Shareholders’ Meeting 2008 Member of the Supervisory Board, Deutsche Lufthansa AG, Köln Deutsche Lufthansa AG, Köln Deutsche Postbank AG, Bonn Swiss International Air Lines AG, Basel
Wolfgang Schmitt	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:	1997 December 31, 2007 Head of Liasion Office, T-Home Headquarters, Deutsche Telekom AG Bonn PSD Bank RheinNeckarSaar e.G. Telemarkt AG, Reutlingen
Michael Sommer	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

2000

Next regular elections in accordance with the Co-Determination Act (planned for 2008)

President of the Trade Union Council, Berlin

Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board KfW Bankengruppe, Frankfurt am Main, Administration Board Salzgitter AG, Salzgitter

Bernhard Walter	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

1999

Shareholders’ Meeting 2011

Former Speaker of the Management Board, Dresdner Bank AG, Frankfurt

BilfingerBerger AG, Mannheim, Chairman of the Supervisory Board Daimler AG, Stuttgart (previously DaimlerChrysler AG) Henkel KGaA, Düsseldorf Staatliche Porzellan-Manufaktur Meissen GmbH, Meissen, Deputy Chairman of the Supervisory Board Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board Winterhall Holding AG, Kassel (since 11/2006)

Wilhelm Wegner	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

1996

Next regular elections in accordance with the Co-Determination Act (planned for 2008)

Chairman of the Group Works Council and the European Works Council at Deutsche Telekom AG, Bonn

VPV Allgemeine Versicherungs-AG, Köln VPV Holding AG, Stuttgart Vereinigte Postversicherung VVaG, Stuttgart

The following individual resigned from the Supervisory Board during 2007:

Ursula Steinke	Member since: Resigned: Principal Occupation: Supervisory Board Memberships/Directorships	1995 Shareholders’ Meeting 2007 Consulting functions to the Works Council None

The following individual resigned from the Supervisory Board during 2008:

Dr. Klaus Zumwinkel (Chairman)	Member since: Expiration of Current Term: Principal Occupation: Supervisory Board Memberships/Directorships:

2003

February 27, 2008

Former Chairman of the Management Board of Deutsche Post AG, Bonn

Arcandor AG, Essen (previously Karstadt Quelle AG) Deutsche Lufthansa AG, Cologne Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board*, Morgan Stanley, BoD, New York, USA

(*mandate within Deutsche Post group)

KfW is majority-owned by the Federal Republic. KfW owns approximately 30.5% of Deutsche Post AG. The Federal Ministry of Finance is a ministry of the Federal Republic. Among our Supervisory Board members in 2007, Mr. Becker (since January 1, 2008), Ms. Brandl, Mr. Holzwarth, Ms. Kühnast (since May 3, 2007), Ms. Litzenberger, Mr. Löffler, Mr. Schmitt (until December 31, 2007), Mrs. Steinke (until May 3, 2007) and Mr. Wegner are employees of Deutsche Telekom Group companies.

The shareholder representatives currently on our Supervisory Board are: Dr. von Grünberg, Mr. Guffey, Mr. Hocker, Mrs. Matthäus-Maier, Dr. Mirow, Prof. Dr. Reitzle, Prof. Dr. von Schimmelmann, Dr. Schlede, Mr. Walter and Dr. Zumwinkel (until February 27, 2008).

The Supervisory Board maintains the following committees, which are governed by the Rules of Procedure of the Supervisory Board as to their composition and responsibilities in compliance with statutory requirements:

•

The General Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the members of the Management Board. In particular, the General Committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the General Committee are: Dr. Thomas Mirow, Lothar Schröder, Wilhelm Wegner and Dr. Klaus Zumwinkel (Chairman until February 27, 2008), The General Committee met eleven times in 2007. Additionally, the General and the Finance Committees met three times in 2007 for joint meetings.

•

The Audit Committee is responsible for oversight of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement with the auditors following approval of the auditors by the shareholders, and matters that the audit committee of a NYSE-listed foreign private issuer is required to be responsible for pursuant to the SEC and NYSE regulations and under U.S. law, including the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The current members of the Audit Committee are Dr. Klaus G. Schlede (Chairman), Hermann Josef Becker (since January 1, 2008), Lawrence H. Guffey, Wolfgang Schmitt (until December 31, 2007), Lothar Schröder, Bernhard Walter and Wilhelm Wegner. The Audit Committee met four times in 2007.

•

The Finance Committee is responsible for reviewing and consulting on complex finance and business matters concerning Deutsche Telekom. Those matters are delegated by the Chairman of the Supervisory Board, or the Supervisory Board itself, to the Finance Committee. In addition, the Finance Committee also reviews our Annual Reports during meetings with our auditors in advance of the meeting of the Supervisory Board relating to the approval of our financial statements pursuant to the Stock Corporation Act. The membership of the Finance Committee is the same as that of the Audit Committee. The Finance Committee and the General Committee met three times for joint meetings in 2007.

•

The Personnel Committee is responsible for the personnel-related matters of Deutsche Telekom AG, in particular with respect to staff structure and human resources development and planning. The members of this committee are: Lothar Schröder (Chairman), Dr. Hubertus von Grünberg, Wilhelm Wegner and Dr. Klaus Zumwinkel (until February 27, 2008). The Personnel Committee met twice in 2007.

•

The Nomination Committee was established in December 2007 in accordance with the German Corporate Governance recommendations. The Nomination Committee is responsible for nominating candidates as shareholder representatives on the Supervisory Board to be elected at the shareholders’ meeting. Members of the Nomination Committee are the shareholder representatives of the General Committee.

In addition to the committees mentioned above, the Supervisory Board has a Mediation Committee. This committee’s function is to assist the Supervisory Board by making proposals for Management Board member nominees in the event that the two-thirds majority of employee votes needed to appoint a Management Board member is not obtained. The current members are Dr. Hubertus von Grünberg, Lothar Schröder, Wilhelm Wegner and Dr. Klaus Zumwinkel (Chairman until February 27, 2008). The Mediation Committee met once in 2007.

Each of the committees of the Supervisory Board (with the exception of the Nomination Committee) has an equal number of shareholder representatives and employee representatives. The chairman of the Supervisory Board also serves as chairman of the General Committee. The chairman has the deciding vote in case of a deadlock on matters voted on in the General Committee. The chairman of the Audit Committee and the Finance Committee is a representative of the shareholders. The chairman of the Personnel Committee is a representative of the employees.

Dr. Schlede will retire from the Supervisory Board at the end of the upcoming shareholders’ meeting scheduled for May 15, 2008. Dr. Schlede was appointed acting Chairman of the Supervisory Board effective from February 27, 2008 until a successor can be appointed and confirmed.

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

Members of the Management Board of Deutsche Telekom

The name, age, term of office, current position and business experience of the members of our Management Board in 2007 are set forth below. The current members of the Management Board may be contacted at our registered address.

René Obermann, born in 1963, has been Chairman of the Management Board of Deutsche Telekom AG since November 13, 2006. From December 1, 2002 until November 12, 2006, he was in charge of mobile operations on the Management Board, served as CEO of T-Mobile International and was responsible for the Mobile Communications strategic business area. Mr. Obermann became a member of the Management Board of T-Mobile International in June 2001, responsible for European Operations. From April 2000 until March 2002, Mr. Obermann was Chief Executive Officer of T-Mobile Deutschland. Between April 1998 and March 2000,

156

Mr. Obermann was Managing Director of Sales at T-Mobile Deutschland. He started his career by setting up the company ABC Telekom, in Muenster after completing a business traineeship with BMW AG in München between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998, he was Chairman of that company’s management board. Mr. Obermann was also Chairman of the former German Association of Mobile Communication Service Providers during 1995 and 1996.

Expiration of current term: October 31, 2011

Other board memberships outside Deutsche Telekom: None

Hamid Akhavan, born in 1961, has been the Member of the Management Board of Deutsche Telekom since December 5, 2006, responsible for the operating segment Mobile Communications Europe and is also Chairman of the Management Board of T-Mobile International AG. He is responsible both for the management of the mobile communications companies in Western, Central and Eastern Europe and for the European national companies that operate in the fixed network and mobile communications areas. This technology expert is also responsible for innovation and product development, as well as technology, IT and procurement throughout the Group.

Hamid Akhavan was previously Chief Technology and Information Officer (CTO) on the Management Board of T-Mobile International. Following a strategic realignment, he was also appointed CTO of the Deutsche Telekom Group in September 2006. Mr. Akhavan has been working at T-Mobile International since September 2001 and was appointed to the Management Board in December 2002. Before that, he was Chief Technical Officer and Chief Information Officer at Teligent Inc., an international broadband fixed and wireless access company, and held various positions at other technology companies.

Hamid Akhavan graduated from the California Institute of Technology (CALTECH) with a Bachelor of Science degree in Electrical Engineering and Computer Science. He received a Master’s degree from the Massachusetts Institute of Technology (MIT) in the same fields.

Expiration of current term: November 30, 2011

Other board memberships outside Deutsche Telekom: None

Reinhard Clemens, born in 1960, was appointed, on December 1, 2007, to the Management Board of Deutsche Telekom AG responsible for the Business Customers operating segment and as Chief Executive Officer (CEO) of T-Systems International GmbH.

He graduated with a degree in electrical engineering from the RWTH Aachen University in Aachen, Germany. Mr. Clemens began his career as General Manager of the Association for Industry Automation in 1990. In 1994, Mr. Clemens started his career at IBM, holding various positions in sales, service and outsourcing until he left the company in 2001 to join Systematics AG. There he served as member of the Management Board responsible for sales. In 2001, Reinhard Clemens began working for EDS in Germany. As the Chairman of the Executive Board, he was responsible for sales, business operations and strategy in Central and Eastern Europe.

Expiration of current term: November 30, 2012

Other board memberships outside Deutsche Telekom: None

Dr. Karl-Gerhard Eick, born in 1954, has been Head of the Finance Department and a member of the Management Board of Deutsche Telekom AG since January 2000. In November 2002, he was appointed Deputy Chairman of the Management Board of Deutsche Telekom AG. From January 1, 2007 to May 2, 2007, Dr. Eick provisionally took over responsibility for Human Resources on the Board. From June 1, 2007 to November 30, 2007, he was also acting Board member for Business Customers, responsible for T-Systems.

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

Expiration of current term: November 30, 2012

Other board memberships outside Deutsche Telekom: Corpus Immobiliengruppe GmbH & Co. KG, Düsseldorf (Chairman of the Supervisory Board); Deutsche Bank AG, Frankfurt am Main (Supervisory Board); FC Bayern München AG, München (Supervisory Board)

Timotheus Höttges, born in 1962, was appointed member of the Management Board of Deutsche Telekom AG, T-Home, Sales & Service, on December 5, 2006. After studying Business Administration and Economics at the University of Cologne, Timotheus Höttges started his professional career with the management consultancy firm, Mummert + Partner. From 1992 to 2000, he worked in various positions for the VIAG Group in Munich, among them Senior Vice President for Controlling and Mergers & Acqusitions, and project leader for the merger between VIAG AG and VEBA AG to E.ON AG. In 2000, Mr. Höttges moved on to T-Mobile Deutschland as head of the Finance Department, and succeeded René Obermann as Managing Director of the company in April 2002. In January 2003, he was appointed member of the Management Board of T-Mobile International, Sales & Service Operations, and was in charge of sales activities and customer care at the European subsidiaries of T-Mobile in Germany, the United Kingdom, The Netherlands, Austria, and the Czech Republic.

Expiration of current term: November 30, 2011

Other board memberships outside Deutsche Telekom: None

Thomas Sattelberger, born in 1949, was appointed to the Management Board of Deutsche Telekom AG as Chief Human Resources Officer on May 3, 2007. Mr. Sattelberger, a graduate in Business Administration, was CHRO of Continental AG in Hanover from July 2003 until his appointment to the same position at Deutsche Telekom. From 1994 to 2003, Thomas Sattelberger worked for Deutsche Lufthansa AG in Frankfurt, where he began as Head of Group Executives and HR Development and went on to become Executive Vice President Product & Service as a member of the Executive Board of Lufthansa Passage Airline responsible for the service operation and product development from 1999 to 2003.

Mr. Sattelberger started his professional career in 1975 in the Central Directorate for Education and Development at the Daimler-Benz Group in Stuttgart. From 1982 to 1988, his responsibilities included Executive Development in the MTU Group at the Daimler Group company MTU Motoren- und Turbinen-Union GmbH in Munich/ Friedrichshafen. In 1989, Mr. Sattelberger became Head of Management Development, Training & Service Quality at Mercedes-Benz AG, International Sales Organization in Stuttgart, which he left to become Head of Management Development & Education at DaimlerChrysler Aerospace AG in Munich in 1990.

Expiration of current term: May 2, 2012

Other board memberships outside Deutsche Telekom: None

The following individuals resigned from the Management Board in 2007:

Lothar Pauly, born in 1959, was appointed to the Management Board of Deutsche Telekom AG for the Business Customers operating segment as Chief Executive Officer (CEO) of T-Systems International GmbH from October 1, 2005 (and since December 14, 2005, T-Systems Enterprise Services GmbH) until May 31, 2007. From September 2, 2006, until May 31, 2007, Mr. Pauly has also been responsible for Group-wide purchasing, network technology and IT of Deutsche Telekom. A trained industrial business administrator, Mr. Pauly studied business management in Munich and joined Siemens AG after completing his studies. Mr. Pauly worked in different functions for Siemens with strong international exposure in Indonesia, Central and Eastern Europe. Mr. Pauly joined Deutsche Telekom AG from Siemens, where he most recently acted as CEO of Siemens Communications.

Other board memberships outside Deutsche Telekom: None

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

Remuneration is increased by 0.5 times the above amounts for each membership on a Supervisory Board committee, and by an additional 0.5 times for each chairmanship held on a Supervisory Board committee, but in no case by more than two times the above amounts. Membership on, or chairmanship of, a committee formed pursuant to Section 27(3) of the Co-Determination Act, as well as membership or chairmanship of the newly established (in 2007) Nomination Committee, is not taken into account.

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

The fixed annual remuneration in 2007 for members of our Supervisory Board amounted to an aggregate of EUR 810,589.99 inclusive of attendance fees (including VAT, according to Article 13 of our Articles of Incorporation).

The total remuneration in 2007 for members of our Supervisory Board amounted to EUR 1,552,755.63 (inclusive of EUR 737,365.14 reflecting the salaries and EUR 4,800.50 reflecting the amount set aside or accrued by Deutsche Telekom to provide pension, retirement or similar benefits in 2007 of Supervisory Board members in their capacity as employees of Deutsche Telekom AG or its affiliated companies). Of the amount of the total remuneration, EUR 810,589.99 (including attendance fees and VAT) will be paid following the shareholders’ meeting in May 2008.

The compensation (exclusive of VAT) of the individual members of the Supervisory Board for their services as Supervisory Board members in 2007 was as follows:

Members of the Supervisory Board	Fixed Remuneration Plus Attendance Fees	Short-Term Variable	Total (net)	Imputed Long-Term Remuneration Entitlement(1)
	(Amounts €)
Monika Brandl	21,600.00	0.00	21,600.00	0.00
Josef Falbisoner	21,400.00	0.00	21,400.00	0.00
Dr. Hubertus von Grünberg	32,000.00	0.00	32,000.00	0.00
Lawrence H. Guffey	42,600.00	0.00	42,600.00	0.00
Ulrich Hocker	21,600.00	0.00	21,600.00	0.00
Lothar Holzwarth(2)	21,400.00	0.00	21,400.00	0.00
Sylvia Kühnast(3)	14,333.33	0.00	14,333.33	0.00
Waltraud Litzenberger	21,400.00	0.00	21,400.00	0.00
Michael Löffler	21,400.00	0.00	21,400.00	0.00
Ingrid Matthäus-Maier	21,400.00	0.00	21,400.00	0.00
Dr. Thomas Mirow	34,000.00	0.00	34,000.00	0.00
Prof. Dr. Wolfgang Reitzle	21,200.00	0.00	21,200.00	0.00
Prof. Dr. Wulf von Schimmelmann	21,400.00	0.00	21,400.00	0.00
Dr. Klaus G. Schlede	62,400.00	0.00	62,400.00	0.00
Wolfgang Schmitt(4)	42,600.00	0.00	42,600.00	0.00
Lothar Schröder(5)	75,400.00	0.00	75,400.00	0.00
Michael Sommer	21,400.00	0.00	21,400.00	0.00
Ursula Steinke(6)	8,733.33	0.00	8,733.33	0.00
Bernhard Walter	42,400.00	0.00	42,400.00	0.00
Wilhelm Wegner	65,600.00	0.00	65,600.00	0.00
Dr. Klaus Zumwinkel(7)	74,800.00	0.00	74,800.00	0.00

Total	709,066.66	0.00	709,066.66	0.00

(1)	For the purposes of determining the amount of the accrual, it was assumed that the net profit per share in 2009 would be the same as the net profit per share in 2007. Based on this assumption, there is no entitlement to long-term variable remuneration for the comparison period beginning in 2006 and ending in 2009, so the amount of the provision has been estimated at EUR 0.00.
(2)	During 2007, Mr. Holzwarth received Supervisory Board compensation of EUR 4,466.67 from T-Systems Business Services GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Systems Business Services.
(3)	Member since May 3, 2007.
(4)	Member until December 31, 2007.
(5)	During 2007, Mr. Schröder received Supervisory Board compensation of EUR 17,400 from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Mobile Deutschland GmbH.
(6)	Member until May 3, 2007.
(7)	Member (Chairman) until February 27, 2008.

For more detailed information concerning compensation paid to our Supervisory Board’s members in 2007, see note (45) to notes to the consolidated financial statements.

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

160

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

The annual variable remuneration for each of our Management Board members is based on the achievement of targets set by the General Committee of our Supervisory Board prior to commencement of the financial year. The targets comprise Group objectives and individual objectives for each member of the Management Board, including revenue, EBITDA, adjusted net profit and customer satisfaction criteria.

At its discretion and after due consideration, the General Committee of our Supervisory Board may also reward individual or all members of the Management Board for extraordinary performance with a special bonus.

Based on market-oriented and industry standards, we grant all Management Board members additional benefits under their service contracts, some of which are non-cash benefits, which are taxed accordingly. These benefits mainly include the use of a car at Company expense, accident and disability insurance, and reimbursement of certain expenses in connection with business trips and maintaining a business-related second household.

We make contributions, including the payment of related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of our Management Board members. The related expenses are included in the Total Compensation table below under “Other Compensation.”

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

Change of control

The service agreements for the members of the Management Board of Deutsche Telekom AG do not confer any entitlements to benefits in the event of the termination of Management Board membership as the result of a change of control of the Company.

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

Company pension entitlement

Our Management Board members are entitled to receive from us a pension conforming to market standards. The pension amount is based on final salary, which means that Management Board members receive a pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for Management Board members active in 2007 are described below.

Management Board members become entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, and a disability pension or an early retirement pension upon reaching the age of 60 (subject to certain actuarial deductions). The amount of the pension is calculated on the basis of the eligible period of service rendered as a member of the Management Board until the date of departure. In consideration of their prior employment arrangements, Messrs. Clemens and Sattelberger were credited with additional periods of service of 24 and 17 months, respectively, upon their joining the Company.

The annual retirement pension is comprised of a base percentage (6% for Mr. Obermann and Dr. Eick and 5% for the remaining Management Board members) of the fixed annual salary upon termination of the service relationship multiplied by the eligible service period expressed in years. After 10 years of Management Board membership, the maximum percentage of the pension level is achieved (60% for Mr. Obermann and Dr. Eick and 50% for the remaining Management Board members). Pension payments are subject to a standard annual adjustment (1% for Messrs. Clemens, Höttges and Sattelberger and 3% for the remaining Management Board members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension.

Since he joined our Company, Mr. Sattelberger has also been entitled to an additional pension in the form of a one-time pension payment in the amount of EUR 1.7 million should his employment relationship with the Company end on or after age 63. This extra pension payment was established to compensate Mr. Sattelberger for the loss of stock options of his previous employer. Due to his U.S. citizenship, a “pension plan substitute” was agreed with Mr. Akhavan in lieu of such a pension commitment. For each full year of service rendered as a Management Board member, Mr. Akhavan will receive a compensation payment corresponding to the pension contribution for that year. The resulting annual payment which he receives for each full year of service rendered is recorded under “Other compensation” in the table “Management Board Total Compensation.”

In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and children. In certain specific cases, entitlement to a widow’s pension is excluded. We believe that the standard criteria for eligibility in the pension arrangements are in line with market standards.

Mid- and long-term incentives

Mid-Term Incentive Plan

Members of the Management Board participate in our MTIP, which was introduced in 2004. Similar to the 2005 and 2006 MTIP plans, for 2007, awards are based on two performance targets. As in 2004, 2005 and 2006, under the 2007 tranche of the MTIP, each member of the Management Board can receive an incentive payment of 15% (if one performance target is met) or 30% (if both performance targets are met) of his contractually agreed target remuneration as of January 1, 2007 (fixed annual salary compensation plus annual variable remuneration assuming 100% target achievement). If neither performance target is met at the end of the measurement term, no incentive remuneration under the MTIP is paid. For more information, see “—Mid-Term Incentive Plan Description” below and note (42) to notes to the consolidated financial statements.

Mr. Akhavan and Mr. Höttges participate in the 2005 and 2006 MTIPs based on their prior activities as members of the Management Board of T-Mobile International AG.

The targets for the 2004 and 2005 MTIP were not achieved according to the results determined by the General Committee of the Supervisory Board. Therefore, no incentive remuneration was awarded to the Management Board under the 2004 and 2005 tranches of the MTIP.

The following table shows the fair value of the MTIP for Management Board members calculated using the “Monte Carlo” valuation model:

	Compensation from the Mid-Term-Incentive Plans (in €)
	MTIP 2007(2) Maximum award amount	MTIP 2007 Fair value on the date of the grant	Total accrual: share-based compensation for 2007	MTIP 2006 Maximum award amount	Total accrual: share-based compensation for 2006
René Obermann	750,000.00	16,981.09	97,580.53	504,000.00	20,969.11
Dr. Karl-Gerhard Eick	596,250.00	13,499.97	84,736.99	596,250.00	24,807.20
Hamid Akhavan	480,000.00	10,867.90	61,625.55	300,000.00	12,481.61
Timotheus Höttges	450,000.00	10,188.65	56,263.65	240,000.00	9,985.29
Lothar Pauly	450,000.00	10,188.65	63,952.44	450,000.00	18,722.41
Thomas Sattelberger(1)	457,777.78	10,364.75	35,528.96	0.00	0.00

Computed total value	3,184,027.78	72,091.01	399,688.12	2,090,250.00	86,965.62

(1)	Due to Mr. Sattelberger joining the Group as of May 3, 2007, the MTIP award for 2007 was calculated on a pro rata basis.
(2)	According to the terms of the plan, Mr. Clemens was not able to participate in the 2007 MTIP tranche due to his appointment to the Management Board as of December 1, 2007.

Stock Option Plan 2001

Our Stock Option Plan 2001 was terminated as of the end of 2003 pursuant to a resolution at the shareholders’ meeting of May 18, 2004. No stock options had been granted to members of the Management Board after 2001. Stock options granted during 2001 remain exercisable provided the exercise conditions are met as required. For more information, see “—Stock Option Plans” below and note (42) to notes to the consolidated financial statements.

Mr. Obermann and Dr. Eick participated in the 2001 tranche of the Stock Option Plan 2001.

Mr. Akhavan, Mr. Höttges and Mr. Obermann continue to participate in the 2002 tranche of the Stock Option Plan 2001 on the basis of their prior activities for T-Mobile.

The stock options that have been granted can be exercised under the terms of the relevant stock option plans. However, no options have yet been exercised. The number of stock options held by the members of the Management Board who were active in 2007 has remained unchanged as compared to the prior year.

The following table sets forth the number and value of options granted to members of our Management Board:

	Incentive-based compensation from stock option plans
	Options Outstanding as of December 31,	Number of options: 2001 SOP tranche 2001	Value per option upon issuance (2001)	Number of options: 2001 SOP tranche 2002	Value per option upon issuance (2002)	Weighted average of the exercise prices of all stock options
			(€)		(€)	(€)
René Obermann	2007	48,195	4.87	28,830	3.79	23.40
	2006	48,195		28,830
Dr. Karl-Gerhard Eick	2007	163,891	4.87	0	0.00	30.00
	2006	163,891		0
Hamid Akhavan	2007	—	0.00	19,840	3.79	12.36
	2006	—		19,840
Timotheus Höttges	2007	—	0.00	17,050	3.79	12.36
	2006	—		17,050

Total(¹)	2007	212,086		65,720

	2006	212,086		65,720

(1)	Messrs. Clemens, Pauly and Sattelberger do not appear in this table because, due to the date of their appointments to the Management Board, they were no longer able to participate in any of the stock option plans.

The exercise prices of the options held by Mr. Obermann range between EUR 12.36 and EUR 30.00.

For additional information, see note (42) to notes to the consolidated financial statements.

Management Board total compensation for 2007

Total 2007 compensation for those persons who served as Management Board members during the 2007 financial year was EUR 11,549,060.77 and is set forth in the table below. Included in the total compensation amount is the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for 2007, the fair value of the 2007 MTIP as of December 31, 2007. The pension costs resulting from the company pension plan are recorded under service costs. Other compensation is comprised of non-performance-based compensation.

With respect to the fixed annual salary for 2007, in May 2007, the members of the Management Board waived a portion of their salary in order to show solidarity with other employees that were subject to salary reductions in connection with the establishment of the Telekom Service companies. Mr. Obermann, as Chairman of the Management Board, waived two months of his fixed annual salary. The other members of the Management Board waived one month of their fixed annual salary. Since Mr. Sattelberger had been a member of the Management Board for less than one year at that time, he waived a portion of his salary calculated on a pro rata basis.

The total compensation received by the individual members of the Management Board is shown in the following table.

	Management Board Total Compensation(1)(in €)
	Year	Fixed annual salary	Other compensation		Variable remuneration	MTIP (fair value on the date of the grant)	Total	Pension expense (service costs)
René Obermann	2007	1,041,666.60	224,479.59		1,375,000.00	16,981.09	2,658,127.28	745,770.00
	2006	894,666.66	28,730.71		805,537.00	20,969.11	1,749,903.48	378,979.00
Dr. Karl-Gerhard Eick	2007	915,625.00	56,529.37		1,098,281.25	13,499.97	2,083,935.59	819,060.00
	2006	993,750.00	88,962.04		894,375.00	24,807.20	2,001,894.24	747,257.00
Hamid Akhavan	2007	733,333.37	608,693.26	(2)	934,000.00	10,867.90	2,286,894.53	0.00
	2006	58,064.52	43,238.07		53,260.27	12,481.61	167,044.47	0.00
Reinhard Clemens	2007	54,166.67	0.00		68,750.00	0.00	122,916.67	32,881.00
(from December 1, 2007)	2006	0.00	0.00		0.00	0.00	0.00	0.00
Timotheus Höttges	2007	687,500.00	20,482.41		825,000.00	10,188.65	1,543,171.06	345,366.00
	2006	54,435.48	949.44		49,931.51	9,985.29	115,301.72	28,315.00
Lothar Pauly	2007	250,000.00	98,830.66		0.00	10,188.65	359,019.31	444,469.00
(until May 31, 2007)	2006	750,000.00	77,131.26		600,000.00	18,722.41	1,445,853.67	283,286.00
Thomas Sattelberger	2007	484,587.84	1,328,742.13	(3)	671,301.61	10,364.75	2,494,996.33	2,095,720.00	(4)
(from May 3, 2007)	2006	0.00	0.00		0.00	0.00	0.00	0.00

Total	2007	4,166,879.48	2,337,757.42		4,972,332.86	72,091.01	11,549,060.77	4,483,266.00

	2006	2,750,916.66	239,011.52		2,403,103.78	86,965.62	5,479,997.58	1,437,837.00

(1)	In comparing 2007 total compensation with 2006 total compensation, it should be noted that Mr. Obermann, who up to that time had been a regular member of the Management Board, was nominated as chairman effective as of November 13, 2006. In addition, Messrs. Akhavan and Höttges were appointed as regular members of the Management Board effective as of December 5, 2006, and, as a result, the previous year’s figures reflect less than one-twelfth of their annual compensation. Mr. Sattelberger (appointed in May 2007) and Reinhard Clemens (appointed in December 2007) had been members of the Management Board of Deutsche Telekom AG for less than one full year.
(2)	Due to his U.S. citizenship and the different taxation regulations applicable in Germany and the United States, Mr. Akhavan receives a monthly lump sum as a tax adjustment, in addition to the “pension substitute” amount.
(3)	Includes a payment in the amount of EUR 1,300,000.00, which was made to Mr. Sattelberger as compensation for the loss of stock options of his previous employer upon joining the Management Board of Deutsche Telekom AG.
(4)	Includes a one-time pension payment made as compensation for the loss of stock option rights of his previous employer upon joining the Management Board of Deutsche Telekom AG.

The allocations to the pension provisions in 2007 amounted to EUR 4,887,064.00. This figure comprises service costs in the amount of EUR 4,483,266.00 and interest costs in the amount of EUR 403,798.00.

Effective as of June 1, 2007, by mutual agreement, Mr. Lothar Pauly resigned from his position as a member of the Management Board of Deutsche Telekom AG. The agreement concluded with him provides for periodic payments in the amount of EUR 117,188.00 per month until January 31, 2009 as a result of his early resignation from the Management Board, in order to compensate his right to the fixed and variable compensation components arising out of his ongoing service contract. His additonal rights to fixed and variable compensation components will be settled upon receipt of a one-time payment in the amount of EUR 2,125,000.00 in February 2009. The severance agreement does not affect his participation in the current tranches of the Mid-Term Incentive Plan. Any payments out of these tranches will be made in accordance with the relevant plan terms. A period of service running until September 30, 2010 will be credited to his vested company pension. The post-contractual prohibition of competition was cancelled without compensation in accordance with the existing contractual provisions.

No member of the Management Board received benefits or corresponding commitments from a third party for his activity as a Management Board member during the past financial year.

Former members of the Management Board

A total of EUR 15,014,605.30, reflecting payments and increases in provisions, was recorded as compensation for former members of the Management Board (for periods after the term of their Management Board service) and their surviving dependents.

The provisions set up for current pensions and vested rights to pensions for this group of persons and their surviving dependents amounted to EUR 72,675,181.00 as of December 31, 2007.

Mid-Term Incentive Plan Description

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

The MTIP is a cash-based plan. A certain amount is set as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries after the end of the measurement period for the relevant tranche of the plan (i.e., three years), subject to the achievement of the two performance targets set forth in the plan. In 2006 and 2007, we introduced MTIP tranches three and four with the same design features as the MTIP 2004.

The 2004, 2005, 2006 and 2007 MTIP tranches are tied to two equally weighted, stock-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out. If only one performance target is achieved, 50% of the amount is paid out. If neither performance target is achieved, no payment is made.

The absolute performance target will be reached if, at the end of the three-year measurement period for the respective plan, Deutsche Telekom’s share price has risen by at least 30% compared with its share price at the beginning of the measurement period. The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG’s Xetra® trading during the last 20 trading days prior to the beginning and end of the plan. For the 2004 MTIP, the performance target will be achieved if an average closing share price of at least EUR 18.30 is reached during the defined 20 trading day period preceding the end of the measurement period. For the 2005 MTIP, the relevant figure is EUR 21.36, for the 2006 MTIP it is EUR 18.20 and for the 2007 MTIP it is EUR 17.73.

The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXXSM Total Return Index on a percentage basis over the same period during the term of the individual plan. The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra® trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares, etc., and the non-weighted averages of the Dow Jones EURO STOXXSM Total Return Index during the last 20 trading days prior to the beginning and end of the individual MTIP. For the 2004 MTIP, the index’s starting value was 317.95 points. The starting value of the total return of Deutsche Telekom shares, which corresponds to their share price at the beginning of the plan, was EUR 14.08. For the 2005 MTIP, the index’s starting value was 358.99 points. The starting value of the total return of Deutsche Telekom shares was EUR 16.43. For the 2006 MTIP, the index’s starting value was 452.02 points. The starting value of the total return of Deutsche Telekom shares was EUR 14.00. For the 2007 MTIP, the index’s starting value was 551.91 points. The starting value of the total return of Deutsche Telekom shares was EUR 13.64.

The goals and strategic relevance of the performance targets will be reviewed and adjusted if necessary prior to the launch of each new plan. The nature or thresholds of the performance targets for the plan cannot be changed once the plan has begun.

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

For the 2004 and 2005 MTIP, neither the absolute nor the relative performance target had been achieved at the end of their respective terms and, therefore, no payments under these plans will be made.

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

For further information regarding our stock-based compensation plans, including the number of options granted, exercise prices and expiration dates, see note (42) to notes to the consolidated financial statements.

T-Mobile USA Stock Option Plans

Before its acquisition on May 31, 2001, VoiceStream Wireless Corporation (“VoiceStream,” now T-Mobile USA) had granted stock options to its employees and certain other persons under its Management Incentive Stock Option Plan (MISOP). On May 31, 2001, all outstanding options of VoiceStream option holders were converted from the right to acquire VoiceStream common shares into the right to acquire Deutsche Telekom ordinary shares (or an equal number of Deutsche Telekom ADSs provided Deutsche Telekom maintains an ADS Program in the United States) at a ratio determined by multiplying the maximum number of VoiceStream common shares subject to such VoiceStream options by 3.7647. The exercise price for each Deutsche Telekom ordinary share equaled the exercise price per VoiceStream common share in effect immediately prior to the acquisition divided by 3.7647.

Before its acquisition on May 31, 2001, Powertel, Inc. (“Powertel,” now included in T-Mobile USA) had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all outstanding Powertel options were converted from the right to acquire Powertel common shares into the right to acquire Deutsche Telekom ordinary shares ADSs at a ratio determined by multiplying the maximum number of shares of Powertel common stock subject to such options by 2.6353. The exercise price for each Deutsche Telekom ordinary share equaled the exercise price per share of Powertel common stock in effect immediately prior to the acquisition divided by 2.6353. After the May 31, 2001 acquisition, no further options were granted under any other Powertel stock option plans.

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

A total of 7,079,479 Deutsche Telekom ADSs underlying such options were outstanding at December 31, 2007.

For more information, see note (42) to notes to the consolidated financial statements.

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

SHARE OWNERSHIP

The members of our Management Board in 2007 owned a total of 2,080 Deutsche Telekom shares and options in respect of a total of 277,806 Deutsche Telekom shares, as of January 18, 2008. No individual member of our Management Board beneficially owned 1% or more of our outstanding shares as of January 18, 2008.

On an individual basis, the members of our Management Board in 2007 beneficially owned the following amount of Deutsche Telekom shares as of January 18, 2008:

Name	No. of Shares Subject to Options		No. of Shares Beneficially Owned
Current members:
René Obermann	48,195	(1)	1,040
	28,830	(2)	0
Hamid Akhavan	19,840	(2)	0
Reinhard Clemens	0		0
Dr. Karl-Gerhard Eick	163,891	(1)	1,040
Timotheus Höttges	17,050	(2)	0
Thomas Sattelberger	0		0

Former members who served on our Management Board during 2007:
Lothar Pauly	0		0

Total	277,806		2,080

(1)	Stock Option Plan 2001, tranche 1—exercise price: EUR 30.00; expiration date: August 12, 2011.
(2)	Stock Option Plan 2001, tranche 2—exercise price: EUR 12.36; expiration date: July 14, 2012.

The members of our Supervisory Board in 2007 owned a total of 9,102 Deutsche Telekom shares as of January 18, 2008. No individual member of our Supervisory Board in 2007 beneficially owned 1% or more of our outstanding shares as of January 18, 2008.

On an individual basis, the members of our Supervisory Board in 2007 beneficially owned Deutsche Telekom shares as of January 18, 2008 as follows:

Name	No. of Shares Beneficially Owned
Current members:
Hermann Josef Becker (member since January 1, 2008)	957
Monika Brandl	774
Josef Falbisoner	556
Dr. Hubertus von Grünberg	0
Lawrence H. Guffey(1)	0
Ulrich Hocker	0
Lothar Holzwarth	730
Sylvia Kühnast (member since May 3, 2007)	37
Waltraud Litzenberger	144
Michael Löffler	115
Ingrid Matthäus-Maier	0
Dr. Thomas Mirow	0
Prof. Dr. Wolfgang Reitzle	0
Prof. Dr. Wulf von Schimmelmann	0
Dr. Klaus G. Schlede	0
Lothar Schröder	0
Michael Sommer	0
Bernhard Walter	0
Wilhelm Wegner	371

Former members who served on our Supervisory Board during 2007:
Wolfgang Schmitt (member until December 31, 2007)	5,009
Ursula Steinke (member until May 3, 2007)	409

Former members who served on our Supervisory Board during 2008:
Dr. Klaus Zumwinkel (Chairman and member until February 27, 2008)	0

Total	9,102

(1)	Mr. Guffey does not own any ordinary shares of Deutsche Telekom AG. Blackstone Capital Partners (Cayman) V L.P., and Blackstone Capital Partners V-A L.P. (collectively, the “BCP Cayman Funds”), for which Blackstone Management Associates (Cayman) V L.P. (“BMA Cayman”) is the general partner, and Blackstone DT Capital Partners V-S L.P., Blackstone Participation Partnership V L.P., Blackstone Family Investment Partnership V L.P. and Blackstone Family Investment Partnership V-A L.P. (collectively, the “BCP Funds”), for which Blackstone Management Associates V L.L.C. (“BMA”) is the general partner, and Blackstone GT Communications Partners L.P. and Blackstone Family Communications Partnership I L.P. (collectively, the “BCOM Funds” and, together with the BCP Funds, the “Blackstone Funds”), for which Blackstone Communications Management Associates I L.L.C. (“BCMA”) is the general partner, collectively beneficially own 191.7 million shares of Deutsche Telekom AG. BMA Cayman, BMA and BCMA, as the general partners of such respective Blackstone Funds, have indirect voting and investment power over the shares in Deutsche Telekom AG held or controlled by the Blackstone Funds. Mr. Guffey is a member of BMA Cayman, BMA and BCMA and disclaims any beneficial ownership of the shares beneficially owned by BMA Cayman, BMA or BCMA, except to the extent of his pecuniary interest therein.

No individual member of our Supervisory Board beneficially holds options to purchase Deutsche Telekom shares in an amount that exceeds 1% of the total shares outstanding.

EMPLOYEES AND LABOR RELATIONS

Employees

As of December 31, 2007, the companies within the Deutsche Telekom consolidated Group employed a workforce of 241,426 people worldwide, excluding interns and apprentices. This represents a decrease of 3.0% compared to December 31, 2006.

The following table provides a geographic breakdown of our workforce at the dates indicated:

	December 31,
	2007	2006	2005
Deutsche Telekom Group employees(1)	241,426	248,800	243,695
Thereof:
Germany	148,938	159,992	168,015
European Union outside of Germany	45,709	45,144	37,273
Other European countries	8,179	9,014	9,169
North America	34,297	31,049	27,851
Rest of the world	4,303	3,601	1,387

(1)	Employees, excluding interns and apprentices.

The following table shows (i) the number of civil and non-civil servant employees within the Deutsche Telekom consolidated Group, as well as within Deutsche Telekom AG, and (ii) the total number of employees by operating segment at the dates indicated:

Deutsche Telekom Group Employees(1)

	December 31,
	2007	2006	2005
Deutsche Telekom AG(1) (2)	51,863	92,575	106,604
thereof:
Civil servants	35,559	40,380	45,954
Salaried employees and wage earners(3)	16,304	52,195	60,650
Deutsche Telekom Group	241,426	248,800	243,695
thereof:
Civil servants	35,559	40,380	45,954
Salaried employees and wage earners(4)	205,867	208,420	197,741
thereof:
Mobile Communications Europe	32,304	29,937	23,910
Mobile Communications USA	33,750	30,492	27,500
Broadband/Fixed Network(5)	93,486	101,594	109,256
Business Customers(5)	56,516	57,538	52,827
GHS(5)	25,370	29,239	30,202

(1)	Employees, excluding interns and apprentices.
(2)	The number of employees declined in 2007 by 40,712 to 51,863. The main reason for this decrease was the transfer of around 50,000 employees to the newly created Telekom Service companies. In addition, personnel reduction measures and natural employee turnover contributed to the decrease in the number of employees compared to the prior year.
(3)	Thereof, 3,963 “civil servants temporarily without civil servant status” at December 31, 2007. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions, or accept employment conditions within the Group, that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.
(4)	Includes 24,281 civil servants temporarily without civil servant status, of which 3,963 work at Deutsche Telekom AG and an additional 20,318 work at our subsidiaries.

(5)	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters and Shared Services operating segments. In previous periods these results were reported under the Broadband/Fixed Network operating segment. Prior-year figures have been adjusted accordingly.

Employee Relations

In Germany, works councils (Betriebsräte), whose members are elected by the employees, represent the interests of the employees in accordance with the Works Council Act (Betriebsverfassungsgesetz). Works councils are established locally, as well as at the subsidiary level and at the Group level. Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including work schedules and rules of conduct. In April 2004, we established an E.U.-wide works council, which complies with the E.U. Works Council Directive. It has the right to be informed and consulted regarding our E.U. employees, but does not have the right to participate in the decision-making process. Traditionally, we have had a good relationship with our works councils and the unions. Their cooperation is important to us, especially with regard to our work-force reduction plans and the collective bargaining agreements in 2007 concerning employment terms in the service companies.

Civil Servants

As of December 31, 2007, approximately 35,559 of our employees had active civil servant status in Germany. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the law governing our privatization, our civil servant employees retained their civil servant status. Accordingly, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized, pursuant to the law governing our privatization, to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunication Agency (Bundesanstalt für Post und Telekommunikation or the “Federal Agency”) has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

Under the German Postal Employees Act, which governs the legal position of civil servants at Deutsche Telekom AG, we have been given greater flexibility with respect to our relationship with our civil servants. Among other things, this law allowed for the complete elimination of the Christmas bonus, making it possible for us to finance the reduction in weekly working hours from 38 to 34 under Deutsche Telekom’s employment alliance, which also applied to civil servants from April 2004. The agreement provides the option of assigning tasks in companies within or outside the Group to active civil servants. The civil servants’ compensation, healthcare and pension entitlements have been maintained. Under certain circumstances, civil servants may also be transferred, even without their consent, to companies in which Deutsche Telekom AG has a direct or indirect majority shareholding. However, there is a risk that civil servants temporarily without civil servant status may return to Deutsche Telekom AG, for example, after the completion of their work at one of our subsidiaries. Although we attempt to reduce this risk through compensation payments (from the subsidiaries to Deutsche Telekom), we cannot eliminate it completely.

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

In accordance with the provisions of the Post and Telecommunications Reorganization Act (Postneuordnungsgesetz), the special pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants of Deutsche Telekom AG and the imputed gross remuneration of civil servants temporarily without civil servant status of Deutsche Telekom AG entitled to pension payments. These contributions amounted to EUR 772 million in 2007, EUR 842 million in 2006, EUR 862 million in 2005 and EUR 911 million in 2004. A fixed annual contribution of EUR 1.5 billion was payable for the years 1995 through 1999.

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

On May 31, 2006, the Federal Cabinet adopted a “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” and introduced it into the legislative process. Among other aims, this Act is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost. These companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. On November 16, 2006, this Act entered into force. Accordingly, we are now able to include civil servants in staff restructuring measures. Civil servants of all service grades, who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation, will be able to apply for early retirement from the age of 55.

Other Employees

As of December 31, 2007, approximately 113,379 of our employees in Germany were non-civil servants. In addition, the majority of these employees are covered by collective bargaining agreements, but all non-civil servant employees in Germany are, in general, covered by the Dismissal Protection Act (Kündigungsschutzgesetz), which imposes various restrictions on the involuntary termination of employment. Additionally, the Act on Protection Against Unfair Dismissal contains regulations that limit the fundamental right in German civil law to terminate long-term contracts (known as “continuing obligations”) in favor of employees to “socially justified dismissals.”

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

In June 2002, we and ver.di signed a collective agreement concerning employee rationalization matters. This agreement contains provisions providing protection in the case of rationalization-related job cuts affecting employees covered by collective agreements and apprentices who have successfully completed their training. In accordance with these provisions, we established Vivento, our personnel services agency. This agency has as its primary task the absorption of covered employees affected by rationalization measures and, after appropriate retraining, if necessary, the placement of those employees in vacant positions inside and outside of the Group. If no appropriate positions are vacant, the employees may, for limited periods, be assigned to third party companies inside or outside the Group for a fee, in accordance with the provisions of the Law on Labor Leasing.

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

Our intention in establishing Vivento was to facilitate our reduction of excess staffing and to achieve long-term, efficient management of our workforce, while avoiding compulsory redundancies. The transfer of employees to Vivento commenced in the fourth quarter of 2002. Until June 30, 2003, all operating segments transferring employees to Vivento were obligated to make a one-time payment to Vivento. Commencing in 2004, operating segments transferring employees to Vivento, other than Broadband/Fixed Network, have been required to make one-time payments to Vivento relating to such transferred employees. The costs associated with future salaries of employees transferred to Vivento will be reflected in the results of our Group Headquarters and Shared Services segment.

Improving Customer Care in Germany with Telekom Service

In 2007, we created three new service companies: Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH and Deutsche Telekom Netzproduktion GmbH. These companies were part of our objectives to secure the jobs of around 50,000 employees in the long-term by offering first-class service to our customers at competitive rates and in a cost-effective manner. At the end of March 2007, we commenced collective bargaining negotiations with ver.di relating to the details of the terms of employment in the three service companies. The negotiations were accompanied by warning strikes and, following a strike ballot, nationwide walk-outs from mid-May 2007. After six weeks of strikes, our collective bargaining committee reached a compromise with ver.di on June 20, 2007, which was accepted by the majority of affected employees as part of a strike ballot.

A key aspect of the agreement reached in June 2007 is the extension of working hours from 34 to 38 hours per week without an increase in salary, and adjusting the salary structure by introducing a greater number of performance-related elements. Approximately 0.5 hours of the weekly increase will be for improvement in service skills. Employees who excel with outstanding performance, personal commitment and expertise will find new “service careers” available to them. We intend to support their career development with a series of measures tailored to their individual needs. The measures taken to guarantee greater flexibility in working hours in order to improve customer service include making Saturday a regular working day.

173

The reduction of salaries by 6.5% is a further key aspect of the collective bargaining package. This reduction will be cushioned with various measures over a period of 42 months to reflect our social responsibility, with salaries being brought to a more competitive level. The new annual target salary is fixed at 93.5% of current salary levels. However, employees will have the ability to supplement their fixed salary with a variable component based on achievement of specified targets, and thereby fully recoup the 6.5% reduction in salary during the first 18 months. Thereafter, for the next 12 months, employees will be able to recoup two-thirds of the 6.5% reduction in salary, and, for the following 12 months, employees will be able to recoup one-third of the 6.5% reduction in salary. In return, we have granted employees of the Telekom Service companies two attractive job protection packages—a no-sale obligation to prevent disposal of the service companies through the end of 2010 and an extension of protection against dismissal from December 31, 2008 through the end of 2012.

The collective bargaining agreement also includes a freeze in salary for employees working in Broadband/Fixed Network and at Group Headquarters and Shared Services during 2008. In return, we have agreed to pursue a policy of abstaining from compulsory redundancies through the end of 2009.

We have also agreed to continue our special responsibility towards junior staff with the “employment bridge” that was agreed as part of the Telekom Service negotiations. We will hire over 4,000 permanent new employees at lower, but still attractive salaries compared to the market for such starting positions, through 2009.

Staff Restructuring in Germany

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

As announced in 2005, we launched a staff restructuring program in 2006. One element of the staff restructuring program is the socially responsible reduction of employees on a voluntary basis and without the need for compulsory redundancies. According to the program, around 32,000 employees in Germany are expected to have left the Group by the end of 2008. The provision of socially responsible human resources instruments, such as partial retirement arrangements, voluntary redundancy and severance payments, and early retirement, has played a significant role in the success of this program. The workforce has responded well to these offers. In addition to natural attrition and the deconsolidation of parts of the Vivento business models, this was achieved in particular through voluntary measures. By the end of 2007, a total of around 26,500 employees left the Deutsche Telekom Group (around 14,400 employees in 2007).

In 2007, expenses for our personnel measures totaled approximately EUR 1,971 million. These measures relate mainly to severance and other incentive payments that will continue to have an effect after 2008. In particular, this relates to expenses in connection with the rules for the early-retirement of civil servants in the amount of EUR 1,202 million as well as expenses for severance payments both in and outside of Germany in the amount of EUR 571 million. In 2006, expenses for personnel measures totaled approximately EUR 2,852 million.

Vivento Customer Services GmbH and Vivento Technical Services GmbH were established in 2004 as Vivento business models aimed at creating jobs and achieving marketability with the goal of deconsolidation. In addition to concentrating on our core businesses, job security for employees—even with an external partner—is also one of our objectives.

In 2007, Vivento successfully continued with the sale of its business units. Since 2006, approximately 1,800 employees have transferred to different companies. These deconsolidation activities were accompanied by contract commitments, thus safeguarding the jobs of the staff transferred.

With the deconsolidation of various Group companies in Germany in which civil servants are employed, there is a possibility that these civil servants will continue to work at the transferred entity after it is sold. However, in this case, the agreement of the civil servant is required. In such event, there remains the possibility for the civil servant (who have temporarily given up their civil servant status to work outside of Deutsche Telekom AG) to return to Deutsche Telekom AG.

As a result of the successful experience of Vivento, beginning in 2008, our focus will be with respect to capacity management. Its goal is the creation of additional external employment possibilities for our employees, particularly in the public sector, that would primarily be offered to our civil servants.

The strategic partnership agreement signed between Nokia Siemens Networks and Deutsche Telekom AG in October 2007 provides for the operational transfer of Vivento Technical Services GmbH. The transfer of operations was effective as of January 1, 2008. In addition to Nokia Siemens Networks taking over Vivento Technical Services GmbH, the agreement covers contracts on managed services for the next five years and contracts covering several investments from certain T-Mobile national companies.

Vivento Interim Services GmbH, established by Vivento in the second quarter of 2006, was transferred to Manpower group at the end of June 2007, which then began operations in early July 2007. This joint venture will allow the successful business model to be extended and is aimed at filling temporary employment gaps where no other suitable employees are available from Vivento. The staff of this company are primarily junior staff trained by us who were unable to find permanent employment even after successfully completing their training. The transfer of Vivento Interim Services GmbH to the Manpower group created a specialist for flexible personnel placement in the telecommunications industry.

Further sales of Vivento Customer Services GmbH locations and other Vivento businesses will continue in the future in order to support the staff restructuring program.

The deconsolidation component of our “focus, fix and grow” strategy is another key element of our staff restructuring program. We focus on areas of central importance to the Group and will consider disposing operations that are not part of our core business. However, we are committed in our deconsolidation efforts to maintaining an emphasis on our employees’ future and job security.

During 2007, certain Group units were identified for possible sale, including T-Systems Media & Broadcast GmbH. As part of our divestiture strategy, in January 2008, Media & Broadcast was sold to Télédiffusion de France for a purchase price of EUR 0.85 billion.

Personnel development for an improved service focus

Improving our service focus is a key objective in Germany. The necessary steps toward achievement of this goal was commenced through the initiation of the service training measures included in the collective bargaining agreement in 2007 relating to the Telekom Service companies. Employees who demonstrate outstanding performance, personal commitment and expertise will be offered new “service careers.” We intend to support career development with a series of measures tailored to individual expertise. In order to promote professional development, we will also provide customized, integrated training programs.

We also established a Telekom Service Academy in Germany during 2007. Its goal is to increase the service orientation of executives in Germany through a combination of theoretical knowledge education and a practical experience with direct customer contact.

Human resources development in 2007 also focused on continuing the STEP up! program (Systematic & Transparent Executive Development Program) and introducing Go Ahead!, a staff development program for expert careers. STEP up! is a Group-wide program that identifies top performers and promotes their targeted development and recruitment. The Go Ahead! program is a competency-based development model for expert staff and provides Group-wide guidelines for the systematic presentation of career paths and development. The aim of this program is to retain expert staff, systematically develop competencies in success-critical functional areas and make the wide-ranging development opportunities for expert staff transparent within our company.

Commitment to junior-staff training

We have for many years been among Germany’s largest training providers and had 11,679 trainees at the end of 2007. The proportion of trainees in the workforce as a whole is also well above the average of other German companies. We intend to maintain this high level of commitment to junior staff training in the future. As of September 1, 2007, we had again provided almost 4,000 young people prospects for a future career by granting them a training position. The program covers training positions in twelve different apprenticed professions. From 2008 to 2010, we and ver.di also agreed upon an above-average trainee quota. This annual ratio is 2.9% of the respective headcount of our own employees in Germany. Spread over three years, this adds up to a trainee ratio of almost 9%. Our Group’s trainee ratio was around 8.4% of staff in Germany (excluding Vivento) at the end of 2007.

This high level of commitment to junior staff training is also made possible by, among other things, bringing trainees’ pay in line with prevailing market rates. The collective bargaining agreement includes lower pay levels for all trainees employed from 2007 and thereafter. We now believe that these levels are within the market average. This reduction in salaries has also allowed us to offer permanent employment to more of those who successfully complete our training courses. In June 2007, in connection with the establishment of the Telekom Service companies, we agreed with the trade unions to offer permanent employment to over 4,000 junior staff by the end of 2009, of which around 1,300 trainees were taken on as permanent employees during 2007.

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

According to information supplied to us by the Federal Republic, at December 31, 2007, the Federal Republic’s direct ownership interest in our company was 14.83%. KfW, a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 16.87% of our shares at December 31, 2007.

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

	For the year ended December 31,(1)
	2007			2006			2005
Identity of Person or Group	Shares owned		%	Shares owned		%	Shares owned		%
Federal Republic(2)	646,575,126		14.83	646,575,126		14.83	646,575,126		15.40
KfW(3)	735,667,390	(4)	16.87	735,667,390	(4)	16.87	927,367,390	(4)	22.09

			31.70			31.70			37.49

(1)	Percentages calculated based on total outstanding shares as of the period end, which do not give effect to shares to be delivered in connection with the maturity of certain exchangeable bonds.
(2)	Reflects the sale of approximately 300 million shares by the Federal Republic to KfW in July 2005.
(3)	Reflects the transfer by KfW of approximately 22 million Deutsche Telekom shares to institutional KfW bondholders in April 2005.
(4)	Of which, approximately 285.3 million shares are subject to transfer to KfW security holders in accordance with the terms of outstanding KfW securities maturing in 2008.

As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce its holdings of Deutsche Telekom shares. We do not expect that a reduction in the holdings of our shares by the Federal Republic or KfW will have a material negative effect on our governance or business.

Based on our share register, as of February 27, 2008, we had approximately 1,890,839 registered holders of our ordinary shares, including 1,691 registered holders of our shares with addresses in the United States. As of December 31, 2007, there were 4,361,297,603 total outstanding shares.

As of February 27, 2008, there were 196,505,133 of our ADSs outstanding, with 1,366 holders of record of our ADSs with addresses in the United States and 51 holders of record of our ADSs with addresses outside the United States.

177

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

For as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhängigkeitsbericht) setting forth the relationships and the transactions entered into between us and the Federal Republic or its affiliated agencies and enterprises. This “related-party report,” which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor’s findings thereon and inform the shareholders as to the conclusions of both. In the 2007 related-party report, our Management Board declared that, under the circumstances known to the Management Board at the time we performed the specified business transactions with the Federal Republic or its affiliated enterprises (including the Federal Agency), we received appropriate remuneration in respect of these transactions, and that we did not perform or omit any actions on behalf of, or on the instructions of, the controlling shareholder, in its capacity as such, or of its affiliated enterprises. Our independent auditors have confirmed the accuracy of our 2007 related-party report regarding the relationships between our controlling shareholder and us.

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

Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post and the Federal Agency. Because German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We made a payment of EUR 52 million for these services in 2007 (compared to EUR 53 million in 2006 and EUR 49 million in 2005).

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

In 2007, we purchased goods and services amounting to EUR 0.4 billion (compared to EUR 0.6 billion in 2006 and EUR 0.7 billion in 2005) from Deutsche Post World Net group. These mainly related to postage charges for letters and packages. During the same period, Deutsche Post purchased goods and services totaling EUR 0.4 billion (compared to EUR 0.3 billion in 2006 and EUR 0.4 billion in 2005) from us. This amount primarily consisted of IT products and services.

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

The Chairman of our Supervisory Board, Dr. Klaus Zumwinkel, has resigned effective as of February 27, 2008. Dr. Zumwinkel was also the Chairman of the Management Board of Deutsche Post AG until February 18, 2008, as well as the Chairman of the Supervisory Board of Deutsche Postbank AG until February 18, 2008.

Arrangements with Deutsche Postbank

We and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 0.6 billion. As of December 31, 2007, approximately EUR 0.1 billion has been drawn down under this credit line. The interest rate of this credit is a reference rate (Euribor/Eonia) plus a margin that depends on the credit rating of the Company. The margin is currently 15 basis points per year.

In the ordinary course of business, we engage in a variety of other routine commercial banking relationships with Deutsche Postbank. We deposited cash with Deutsche Postbank in 2007 at normal market rates of interests and maturities.

Arrangements with KfW

Our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., entered into two loan agreements with KfW in the amount GBP 150 million each, which are guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our credit rating. One loan will mature on July 14, 2008 and the other on July 13, 2010.

Pension Contributions for Civil Servants

Civil servants (Beamte) employed by us are entitled to pension benefits provided by the Federal Republic. Under German law, we are required to make annual contributions to a special pension fund (Unterstützungskasse)

179

established to fund these pension obligations. For more information, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations” and “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Broadband/Fixed Network—Operating Expenses.”

Federal Republic Guarantees

Under German law, all of our liabilities outstanding as of January 1, 1995, the date of Deutsche Telekom’s registration in the Commercial Register (Handelsregister) in Bonn, became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic’s obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 1, 1995. These guarantees amounted to an aggregate of EUR 2.0 billion as of December 31, 2007.

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

Mr. Guffey, a member of our Supervisory Board, does not own any ordinary shares of Deutsche Telekom AG. Blackstone Capital Partners (Cayman) V L.P., and Blackstone Capital Partners V-A L.P. (collectively, the “BCP Cayman Funds”), for which Blackstone Management Associates (Cayman) V L.P. (“BMA Cayman”) is the general partner, and Blackstone DT Capital Partners V-S L.P., Blackstone Participation Partnership V L.P., Blackstone Family Investment Partnership V L.P. and Blackstone Family Investment Partnership V-A L.P. (collectively, the “BCP Funds”), for which Blackstone Management Associates V L.L.C. (“BMA”) is the general partner, and Blackstone GT Communications Partners L.P. and Blackstone Family Communications Partnership I L.P. (collectively, the “BCOM Funds” and, together with the BCP Funds, the “Blackstone Funds”), for which Blackstone Communications Management Associates I L.L.C. (“BCMA”) is the general partner, collectively beneficially own 191.7 million shares of Deutsche Telekom AG. BMA Cayman, BMA and BCMA, as the general partners of such respective Blackstone Funds, have indirect voting and investment power over the shares in Deutsche Telekom AG held or controlled by the Blackstone Funds. Mr. Guffey is a member of BMA Cayman, BMA and BCMA and disclaims any beneficial ownership of the shares beneficially owned by BMA Cayman, BMA or BCMA, except to the extent of his pecuniary interest therein.

ITEM 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

For more information, see “Item 18. Financial Statements.”

EXPORT SALES

See note (39) to notes to the consolidated financial statements for a presentation of our revenues by geographic area.

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

Securities and Corporate Law-Related Proceedings

German Prospectus Liability Suits

Since 2001, purported purchasers of our shares sold pursuant to prospectuses dated June 25, 1999, and May 26, 2000, have filed over 2,000 lawsuits in Germany predominantly alleging that the book values of our real property portfolio were improperly established and maintained under German GAAP and that we allegedly failed to adequately disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation (the predecessor of T-Mobile USA). In a more recent series of related lawsuits, however, which were mainly filed in May 2003, plaintiffs assert additional allegations, including, among other things, that the purchase price for the U.K. mobile carrier One2One was unreasonably high, that the prospectus did not adequately inform investors about necessary write-offs to goodwill, that our internal mid-term financial plan for 2000-2004 was inaccurate, and that the prospectus did not properly inform investors about the general risks of international expansion, relations with our major shareholder, the Federal Republic, and the risks of the liberalization of the German telecommunications market. Further, they allege that our business prospects were described too positively and that the prospectus did not properly inform investors about the price to be paid for a UMTS license to be purchased in an auction in August 2000.

These lawsuits are pending before the District Court (Landgericht) in Frankfurt am Main. On July 11, 2006 (with respect to the offering prospectus dated May 26, 2000) and on November 22, 2006 (with respect to the prospectus dated May 28, 1999), the court issued orders for model proceedings (Vorlagebeschlüsse) with respect to these lawsuits based on the Act on Model Case Proceedings in Disputes under Capital Markets Law (Kapitalanleger-Musterverfahrensgesetz, the “Capital Markets Model Case Act”) seeking a decision of the Frankfurt Court of Appeals (Oberlandesgericht Frankfurt am Main) as to common questions of law and fact with respect to the above-mentioned allegations. The master decision by the Court of Appeals will be binding for all parties in the main proceedings. The aggregate amount of all shareholders’ claims filed in Germany in these lawsuits is approximately EUR 79 million. The Frankfurt Court of Appeals announced oral hearings for April and May 2008.

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

Reimbursement Proceedings against the Federal Republic and KfW

In December 2005, we filed lawsuits against the Federal Republic and KfW for the reimbursement of expenses in connection with a June 2000 offering of our shares, in the amount of approximately EUR 112 million. We claim that the Federal Republic and KfW are obliged to reimburse us for legal expenses and settlement costs that we incurred in connection with the resolution of U.S. class action lawsuits relating to that offering. Our claim includes a demand for reimbursement of our D&O insurers in the aggregate amount of EUR 46 million. In June 2007, the District Court in Bonn held that the claim is justified on the merits. However, all parties have filed appeals against various aspects of the decision. A hearing with respect to the appeal is scheduled for April 10, 2008.

PTC Proceedings

In December 2000, T-Mobile Deutschland GmbH commenced arbitration proceedings in Vienna, Austria, against Elektrim S.A. (“Elektrim”) and Elektrim Telekomunikacja Sp. z o.o. (“Telco”) claiming that Elektrim and Telco breached the terms of the deed of formation and the shareholders’ agreement of PTC by transferring all but one of Elektrim’s shares in PTC to Telco, a limited company under Polish law in which each of Elektrim and Vivendi S.A. (“Vivendi”) had a shareholding of 49% (with another company, Ymer, holding the remaining 2%). In particular, T-Mobile Deutschland claimed that:

•	the transfer of the shares required the approval of PTC’s supervisory board;

•	the shareholders’ agreement permitted only the transfer of a party’s entire interest; and

•	the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained.

In November 2004, the arbitration tribunal ruled that the transfer of the PTC shares to Telco was invalid and that if Elektrim could not recover those shares within two months, this shall be deemed to be a material default, which under the PTC shareholders’ agreement would give rise to a call option in favor of T-Mobile Deutschland over Elektrim’s shares at a price equal to their book value. Because Elektrim, in our opinion, did not recover these shares within the two-month period, T-Mobile Deutschland provided notice of exercise of its call option on such shares upon expiration of this two months period. Elektrim disputed the validity of the exercise of this call option and claimed it recovered the shares within the two-month period set by the tribunal. As a result, we initiated further arbitration proceedings against Elektrim, seeking a declaration that we had validly exercised the call option, and as a result had acquired the shares that Elektrim owned. In two decisions of a Vienna arbitration tribunal (dated June 6, and October 2, 2006), it was held that T-Mobile Deutschland validly exercised the call option and acquired the disputed shares with effect as of February 15, 2005, upon payment of the then book value and provision of an undertaking to pay any additional purchase price the tribunal might award to Elektrim. As consideration for the additional 48% of the shares in PTC, T-Mobile Deutschland has paid approximately EUR 0.6 billion to date. Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by pending legal proceedings. For more information, see “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

Telco brought actions for nullification of the awards of the arbitration tribunal of November 2004. On December 20, 2005, a commercial court in Vienna partially nullified the decision of the arbitration tribunal of November 2004 that the transfer of PTC shares to Telco was invalid. However, a subsequent appeal against this decision by Elektrim and T-Mobile Deutschland before the Vienna Court of Appeals was successful and subsequently confirmed by the Austrian Supreme Court. Accordingly, in our view the ruling of the arbitration tribunal can no longer successfully be challenged or nullified. In December 2007, Telco, and two small PTC shareholder entities (Carcom and Autoinvest) controlled by Vivendi filed a claim with the Austrian courts seeking a declaration to nullify the award. In our view, this remedy is not available, since annulment proceedings are the exclusive remedy to set aside an arbitral award under Austrian law.

On September 12, 2006, Telco, Carcom and Autoinvest also brought annulment proceedings in the Commercial Court in Vienna against the two awards regarding T-Mobile Deutschland’s call option, dated June 6, and October 2, 2006. These proceedings are still pending. Our position is that, among other things, the plaintiffs do not have standing to bring such proceedings.

Elektrim and T-Mobile Deutschland sought recognition of the November 2004 arbitration ruling before the Polish courts, which recognition was granted by the Warsaw court of first instance on February 2, 2005. On March 29, 2006, the Warsaw Court of Appeals confirmed the lower court decision recognizing the Vienna arbitration award of November 2004 as binding and enforceable in Poland. The Warsaw Court of Appeals thus gave full effect to the November 2004 Vienna arbitration ruling. This decision has been subject to a further appeal by Telco to the Polish Supreme Court, which sent the case back to the court of first instance to be reconsidered on the basis of a procedural error made by the Warsaw court of first instance. T-Mobile Deutschland seeks the reaffirmation of the recognition ruling in these further proceedings.

Other litigation among the parties, including Vivendi, Elektrim and Telco continues. In particular, in April 2005, T-Mobile International AG (formerly T-Mobile International AG & Co. KG) and Deutsche Telekom AG were served with a complaint filed by Vivendi with the Tribunal de Commerce de Paris seeking a declaratory judgment on the basis of allegations that that contractual negotiations with Vivendi had been maliciously terminated in September 2004, and seeking damages in the amount of approximately EUR 3.9 billion. Additionally, Telco initiated tort actions in the Warsaw court of first instance against, among others, six employees of Deutsche Telekom and affiliated companies who were nominated to, or have acted as nominees of T-Mobile Deutschland and its affiliates in, the governing bodies of PTC, T-Mobile Deutschland and T-Mobile Poland Holding No. 1 B.V. (“T-Mobile Poland Holding”) claiming 3 million Polish zloty (approximately EUR 0.8 million), and an additional as yet undetermined amount, in damages.

In February 2006, we were informed that Telco had filed a lawsuit before the District Court in Warsaw, seeking to exclude T-Mobile Deutschland, T-Mobile Poland Holding and Polpager Sp. z o.o. (“Polpager”) from ownership in PTC and to obtain summary relief freezing T-Mobile Deutschland’s shareholder rights. Such summary relief was not granted.

On August 21, 2007, Elektrim was declared bankrupt with the possibility of reorganization. On November 26, 2007, T-Mobile Deutschland filed its claims as well as alternative claims of T-Mobile Poland Holding, Polpager and PTC that had been transferred to T-Mobile Deutschland on a fiduciary basis against Elektrim in the aggregate amount of approximately 14.2 billion Polish zloty (approximately EUR 3.9 billion). These damage claims relate to interference by TelCo, which was supported by Elektrim at that time, in the business of PTC. The same damages have alternatively been asserted against TelCo in civil proceedings which T-Mobile Deutschland initiated in Polish courts and which are still pending.

In addition, T-Mobile Deutschland initiated arbitration proceedings before the Vienna Arbitration Tribunal against Vivendi, Carcom and Autoinvest in 2007 seeking a damage award in excess of EUR 1.2 billion for damages incurred by T-Mobile Deutschland as a result of Vivendi’s tortious interference with its rights as a PTC shareholder and Carcom’s and Autoinvest’s breaches of the PTC Deed of Formation and the Shareholders’ Agreement. We also initiated separate arbitration proceedings against Carcom and Autoinvest, seeking a declaration that Carcom and Autoinvest are both in material default under the Shareholders’ Agreement.

On April 13, 2006, Vivendi and certain affiliated companies filed arbitration proceedings against Deutsche Telekom AG, T-Mobile International, Elektrim, Telco and other defendants with the International Chamber of Commerce in Paris, France (with the place of arbitration located in Geneva, Switzerland), alleging a breach of an asserted oral contract that purportedly caused Vivendi to incur damages in an amount of more than

EUR 3 billion. The Vivendi claimants allege that they and the defendants had reached an oral agreement to end, among other things, all legal disputes concerning the equity interests in PTC. A hearing with respect to this proceeding is scheduled for September 2008.

On October 23, 2006, T-Mobile USA, Inc., T-Mobile Deutschland, T-Mobile International and Deutsche Telekom AG (the “DT Defendants”) were named as defendants in a complaint filed by Vivendi in the United States District Court for the Western District of Washington. On August 1, 2007, after two previous amended complaints, Vivendi filed a Third Amended Complaint in which it added its U.S. subsidiary, Vivendi Holding I Corp. (“Vivendi Holding”), as an additional plaintiff. Plaintiffs’ complaint, as amended, alleges violations of the Racketeer Influenced and Corrupt Organizations provisions of the Organized Crime Control Act of 1970 (“RICO”), and common law fraud, in connection with the DT Defendants’ acquisition of a controlling stake in PTC. Plaintiffs are seeking, among other things, damages equal to the fair market value of Vivendi’s alleged investment in PTC, and treble damages pursuant to the RICO statute. In December 2007, the DT Defendants filed a motion to dismiss the Third Amended Complaint on grounds of forum non conveniens, lack of subject matter and personal jurisdiction, and failure to state a claim. The Court has not yet ruled on the DT Defendants’ motion.

In addition to the foregoing, there are other disputes and proceedings stemming from the conflict over the ownership of PTC and related matters.

We are contesting the PTC-related controversies vigorously. We can offer no assurances as to the duration or outcome of the proceedings described above. Furthermore, if the proceedings described above were determined in a manner adverse to our interests, our current and future investments in PTC could be put at risk.

Proceedings Relating to the Merger with T-Online International AG (T-Online)

Release Proceedings Relating to the T-Online Merger

Some former shareholders of T-Online filed lawsuits with the District Court in Darmstadt challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom AG, adopted at the T-Online Shareholders’ Meeting on April 29, 2005.

On August 12, 2005, T-Online filed an application for release with the District Court in Darmstadt, seeking an order preventing the lawsuits of such shareholders from standing in the way of the merger’s registration in the commercial registers of T-Online and Deutsche Telekom in Darmstadt and Bonn, respectively, and thus becoming effective. On November 29, 2005, the District Court rejected T-Online’s application for release. On December 9, 2005, T-Online filed an immediate appeal with the Court of Appeals in Frankfurt am Main in the release proceedings. In response to T-Online’s appeal, the Court of Appeals set aside the decision of the District Court in Darmstadt and found that such lawsuits do not stand in the way of the registration of the merger with Deutsche Telekom in the commercial register. The decision by the Court of Appeals became final and binding upon the Federal Court of Justice refusing to review the decision of the Court of Appeals by a ruling communicated on June 1, 2006. Accordingly, the merger was registered in the commercial registers on June 6, 2006 and became effective on such date.

To the extent that the plaintiffs have not withdrawn their lawsuits, the main proceedings on the lawsuits challenging the validity of the T-Online shareholder’s resolution approving the merger agreement continue. However, even if the plaintiffs prevail, these lawsuits would not lead to an annulment of the merger, and the court could only find Deutsche Telekom liable for damages. On August 23, 2006, the District Court in Frankfurt am Main rejected the transfer of the lawsuits from the District Court in Darmstadt to the District Court in Frankfurt am Main. On October 20, 2006, the District Court in Darmstadt decided to have the Court of Appeals in Frankfurt am Main determine the competent court. On December 28, 2007, the Court of Appeals in Frankfurt am Main decided that the District Court in Frankfurt am Main is the competent court. We believe that the lawsuits challenging the validity of the merger resolution are without merit.

Several former T-Online shareholders filed requests for judicial review of the appropriateness of the merger exchange ratio set forth in the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom with the District Court in Frankfurt am Main. Under the German Transformation Act (Umwandlungsgesetz) former shareholders of T-Online, whose shares have been exchanged for Deutsche Telekom shares in the course of the merger, may request a judicial review of the appropriateness of the merger exchange ratio by the District Court in Frankfurt am Main in appraisal proceedings. If in these appraisal proceedings it is found in a final and binding way that the exchange ratio was too low for the T-Online shares, the competent court would assess an additional cash payment, which Deutsche Telekom would pay to all former T-Online shareholders whose shares had been exchanged for Deutsche Telekom shares in the course of the merger. The exchange ratio set forth in the merger agreement was determined on the basis of company evaluations conducted by Deutsche Telekom and T-Online with the assistance of two audit firms. In addition, after the conclusion of the merger agreement, the independent merger auditor selected and appointed by order of the court had stated that, according to his findings, the exchange ratio is appropriate. The court scheduled a first oral hearing in the case for February 12, 2008 and took evidence by hearing of witnesses. Further, the court indicated that a first decision is expected in April 2008. Most likely, this will be a procedural order (e.g., the appointment of an authorized expert) rather than a final judgment. We believe that the judicial review of the appropriateness of the merger exchange ratio is without merit.

Damage and Information Proceedings Relating the Voluntary Public Offer for T-Online Shares

In December 2005, four shareholders of T-Online International AG, who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares, have filed lawsuits with the District Court in Frankfurt am Main. These plaintiffs allege that we had provided incomplete information in connection with the offer, and therefore requested a declaratory judgment to the effect that we are liable for damages. The plaintiffs did not specify the amount of damages sought. The District Court in Frankfurt am Main dismissed the lawsuits on June 19, 2006. On April 18, 2007 the Court of Appeals in Frankfurt am Main dismissed the appeals that were filed by the plaintiffs . The Court of Appeals did not admit a further appeal. However, the plaintiffs have filed a complaint against the denial of admission to appeal with the Federal Court of Justice (Bundesgerichtshof). We believe that these lawsuits are without merit.

In addition, two of these plaintiffs filed an application with the District Court in Frankfurt am Main requesting disclosure with regard to information in connection with the voluntary public offer. They allege that T-Online had provided incomplete information in the 2006 ordinary meeting of the shareholders of T-Online and seek additional information to be provided. The court rejected the application on September 12, 2006. The plaintiffs have filed appeals with the Court of Appeals in Frankfurt am Main. We believe that these lawsuits are without merit.

Lawsuits Relating to the Resolutions Passed in the 2006 Ordinary Meeting of the Shareholders of T-Online

Two former T-Online shareholders have filed lawsuits with the District Court in Frankfurt am Main challenging the validity of the resolutions formally approving the acts of the management board and the supervisory board of T-Online and of the resolution rejecting the application for the appointment of a special auditor. Further, the plaintiffs request a declaratory judgment that the application for the appointment of a special auditor be approved instead. They allege that T-Online had provided incomplete information in the 2006 ordinary meeting of the shareholders of T-Online and that Deutsche Telekom was excluded from exercising voting rights at this shareholders’ meeting. On September 18, 2006, the court decided it did not have jurisdiction and transferred the lawsuit to the District Court in Bonn. The District Court in Bonn dismissed the lawsuits on January 8, 2008. The judgment by the District Court in Bonn became final and binding since the plaintiffs did not appeal within the prescribed time.

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

In December 2006, Communication Services Tele2 GmbH (“Tele2”) filed a lawsuit with the District Court in Düsseldorf requesting an injunction ordering us to refrain from (i) offering product bundles consisting of an option tariff and T-DSL broadband access and broadband online tariffs to the extent that the price advantage for the bundled offer compared to the sum of the charges for the individual elements exceeds EUR 48 during a subscription period of 12 months or (ii) granting option tariff subscribers a voucher that is worth more than EUR 85 and which may be used in connection with a subscription for an additional T-DSL broadband access or broadband online tariff. In September 2007, Tele2 amended its pleadings by requesting an injunction ordering us to refrain from (i) offering product bundles to the extent the price advantage exceeds EUR 9.94 per month as well as to refrain from offering bundles containing a minimum contract term (or containing a minimum contract term of 12 months or more with an automatic extension for another 12 months) and (ii) granting subscribers of bundled offers a credit of more than EUR 40 and marketing this credit as a “welcome gift” or as “start credit” In addition, Tele2 was seeking a declaratory judgment that it is entitled to obtain compensation for all material and immaterial damages resulting from the bundled offers described above. Tele2 bases its claims on the assumption that we hold a market dominant position in the relevant market and alleges that bundled offers with price discounts exceeding the described thresholds would be abusive and, therefore, prohibited. The court dismissed the claims on December 5, 2007. Tele2 appealed the judgment.

Tele2 has sued us for damages of approximately EUR 170 million alleging we had denied accepting voice-files as a sufficient documentation for Tele2 pre-selection orders during 2002 through 2005. The Federal Court of Justice held in 2006 that the claim is justified on the merits. The court will now decide the amount of the damage award. Oral hearings are not yet scheduled. We believe the amount claimed by Tele2 to be unfounded and expect to contest these proceedings vigorously.

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

186

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

In September 2006, the Federal Network Agency imposed upon us the obligation to offer bitstream access to our competitors. We were obliged to publish a reference offer for these access services by mid-December 2006. Bitstream access is viewed by our competitors as essential for the provision of wholesale DSL products and services. The Federal Network Agency’s order obliges us to provide competitors access to our DSL network to enable them to offer broadband high-speed services to customers. Additionally, we are required to provide transmission services to competitors, to carry traffic to a higher level in the network hierarchy where new entrants may already have a point of presence. This will allow competitors to provide data services without the need to enlarge their own IP-based networks. In October 2006, we filed a complaint against this decision and asked the Cologne Administrative Court for an injunction to suspend these obligations. The Court rejected the requested injunction, as well as our claims in the main action. We appealed against this judgment. The proceedings relating to our appeal in front of the Federal Administrative Court are still pending.

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

In 2001, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from April 1, 2001 to March 31, 2003. In April 2001, certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. We subsequently withdrew our complaint. Regarding the complaints of our competitors, proceedings are still pending. However, in February 2006, the Cologne Administrative Court submitted ten questions related to the interpretation of the relevant E.U. local loop regulation to the European Court of Justice. In March 2007, the European Court of Justice held a hearing and in July 2007 the Advocate General gave his opinion in this matter. The proceedings of the Cologne Administrative Court can only continue after the European Court of Justice has reached a decision referring to this interpretation request, which is expected in 2008.

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

In 2005, the Federal Network Agency issued a decision regarding the access to the local loop according to legal conditions of the new telecommunication law which was implemented in summer 2004. Certain of our competitors filed complaints against this decision. In addition, a competitor asked the Cologne Administrative Court for an injunction. The court, however, rejected the requested injunction. In the main action, the Cologne Administrative Court also rejected the complaint of the competitor. The competitor appealed the decision. In February 2007, the Federal Administrative Court rejected the competitor’s appeal. Regarding the complaints of the other competitors, the Cologne Administrative Court dismissed the complaints, but permitted appeal to the Federal Administrative Court. In November 2007, the Federal Administrative Courts rejected the competitor’s appeals.

In 2007, the Federal Network Agency issued a decision regarding access to the local loop, which permitted our competitors for the first time access to a portion of our cable ducts between the Main Distribution Frame (Hauptverteiler) and the Distribution Frame (Kabelverzweiger), or, if such access was not possible due to capacity reasons, access to dark fiber. This access to the ducts is of considerable importance since it would permit our competitors to benefit indirectly from our investments in the newly built VDSL-network. We filed an injunctive action with the Cologne Administrative Court against this decision which has been dismissed. The proceedings in the main action are still pending.

Mobile Termination Rates

In 2006, the Federal Network Agency issued a decision subjecting T-Mobile Deutschland’s mobile termination rates to ex-ante regulation. As a consequence, T-Mobile Deutschland will be required to obtain approval for new mobile termination rates from the Federal Network Agency before such rates can be charged to competitors. T-Mobile Deutschland, like the other major mobile network operators, filed complaints with the Cologne Administrative Court and asked the Court for an injunction against this decision. The request for injunction was rejected. Regarding the proceedings in the main action, the Cologne Administrative Court partly ruled in our favor and thus dismissed the ex-ante regulation of mobile termination rates. However, the Cologne Administrative Court permitted the parties to appeal to the Federal Administrative Court, and these appeals are still pending. A decision is expected within the first half of 2008.

In addition, on the basis of this decision, the Federal Network Agency issued a decision in 2006 adjusting the rates we could charge for the termination of calls into the mobile network of T-Mobile Deutschland during the period from November 23, 2006 to November 30, 2007. We filed a complaint against this decision with the Cologne Administrative Court, claiming higher rates, and asked the court for an injunction, which was rejected. The proceedings relating to the main action are still pending. Certain of our competitors also filed complaints against the Federal Network Agency’s decision seeking lower rates. These proceedings are still pending.

Leased Lines

Between January 2005 and October 2006, the Federal Network Agency issued several decisions approving the rates we could charge for our digital leased lines, which are based on a new tariff structure. Three of our competitors filed complaints with the Cologne Administrative Court against the approval of these tariffs. The proceedings are still pending.

Retail Markets

In June 2006, the Federal Network Agency decided that the rates for retail telecommunications services, including the rates for individually agreed services and VoIP services, charged by us are subject to ex-post regulation. Additionally, the Federal Network Agency imposed upon us the obligation to inform it about new rates two months prior to their planned effective date. Where planned rates would clearly not be compatible with the German Telecommunications Act, the Federal Network Agency may, within a period of two weeks of notice of the measure, prohibit introduction of the rates until such time as it has completed its examination. In August 2006, we filed a complaint against this decision and asked the Cologne Administrative Court for an injunction, asking for the suspension of the obligation. The Cologne Administrative Court rejected the requested injunction. In the main action, the Cologne Administrative Court granted our claim regarding the obligation to inform the Federal Network Agency about new VoIP services rates two months prior to their planned effective date and rejected our complaint in view of the other claims. As a result, we have to inform the Federal Network Agency about all other rates for retail communications services two months prior to their planned decision. We appealed the decision of the Cologne Administrative Court to the Federal Administrative Court, which is still pending.

Other Proceedings

Deutsche Post AG Logistics

On May 29, 2006, Deutsche Post AG initiated arbitration proceedings against us based on alleged warranty claims relating to a contractual agreement in 2000 in which we sold a number of our logistic centers to Deutsche Post AG. The statement of claims asserted claims for damages of EUR 37 million and unspecified damages for alleged missing building permits. These proceedings were resolved in October 2007 and all claims were settled upon our making a one-time-payment to Deutsche Post AG of EUR 3 million.

Vodafone Czech Republic

In May 2004, Vodafone Czech Republic (formerly Oskar Mobil) filed a lawsuit in the Municipal Court in Prague seeking damages from T-Mobile Czech Republic in the amount of CZK 614,909,677 (approximately EUR 19.5 million). Vodafone Czech Republic states that it suffered damage due to discrimination in the retail prices of calls from T-Mobile Czech Republic’s network to Vodafone Czech Republic’s network. In 2000 and the first half of 2001, T-Mobile charged around CZK 1 more for calls to Vodafone Czech Republic’s network than the amount charged for calls to Eurotel Praha. Vodafone Czech Republic supported its action with a decision of the Czech Antimonopoly Office, which had declared that T-Mobile Czech Republic had abused its dominant position by charging higher prices for calls to Vodafone Czech Republic than Eurotel Praha. T-Mobile Czech Republic filed an action against this decision with the Administrative Court in Olomouc, which was later referred to the Supreme Administrative Court in Brno. In January 2005, the Supreme Administrative Court annulled the decision of the Czech Antimonopoly Office, based on the fact that it had not sufficiently proven that the alleged price discrimination had led to a distortion of competition. According to the court’s decision, the Czech Antimonopoly Office had to renew its administrative proceedings in order to obtain more evidence. In May 2005, the Czech Antimonopoly Office discontinued the proceedings due to lack of available evidence. As a consequence, Vodafone Czech Republic is not able to base its arguments on any decision of the Czech Antimonopoly Office.

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

Vodafone Czech Republic presumes that if prices for calls to Vodafone Czech Republic and Eurotel Praha had been the same, it would have obtained more customers than it actually did. Parties to the dispute made several submissions to the Municipal Court in Prague. After having been postponed three times, the first oral hearing in the case has been scheduled for March 17, 2008.

Radio Frequency Emissions

Beginning in 2000, plaintiffs filed numerous state court class-action lawsuits against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting product liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial money damages (including punitive damages), as well as injunctive relief. In 2006, the plaintiffs voluntarily dismissed without prejudice three of the four lawsuits in which T-Mobile USA is involved. The remaining case was removed to federal court and, on February 14, 2008, the court denied the plaintiffs’ motion to remand the case to state court. T-Mobile USA continues to vigorously defend this case.

Consumer Class Actions

A number of substantially identical purported consumer class-action lawsuits have been pending in various state and federal courts in the United States against T-Mobile USA, as well as other major U.S. wireless carriers, alleging that each of the defendants had violated federal and/or state antitrust laws by improperly tying the sale of wireless mobile devices to the sale of wireless telephone services. The complaints seek injunctive relief, compensatory damages, treble damages, and attorneys’ fees. In August 2005, the federal district court granted a motion for summary judgment in favor of all defendants, dismissing all claims in the federal cases except the conspiracy claims, which had not been the subject of the motion. In August 2006, in the federal cases, all claims were settled for a minimal payment by the defendants. We are continuing to defend the various state cases vigorously.

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

VAT Repayment for UMTS Licenses

In 2000, we acquired UMTS licenses pursuant to auctions in Germany, the United Kingdom, The Netherlands and Austria, for an aggregate amount of approximately EUR 15.8 billion. These purchases were invoiced by the respective countries without identifying whether a portion of the purchase price included the collection of VAT from the purchaser. Subsequent to the acquisition of these licenses, in the United Kingdom and Austria other licensees and we initiated proceedings in our respective home countries under the provisions of the E.U. directives relating to the recovery of VAT in certain circumstances. In June 2007, the European Court of Justice issued a final ruling in this matter on the E.U. level indicating that the UMTS auctions were not economic activities and therefore not subject to VAT. Accordingly, we will not be able to recover any VAT with respect to the UMTS auctions.

190

CIF

In October 2007, CIF Licensing LLC filed various suits with the Düsseldorf Regional Court against Deutsche Telekom AG for purported damages totaling EUR 120 million, alleging that Deutsche Telekom is infringing on four of the plaintiff’s patents by using DSL technology. CIF is also pursuing a permanent injunction with regard to one patent. We intend to contest these proceedings vigorously.

Reimbursement and Damages for Subscriber Data Costs

From December 2004 to February 2008, a number of telephone directory service providers, including among others telegate AG (“telegate”), klicktel and Vodafone, who received data from us relating to subscribers of voice telephony services for the purpose of providing their own directory services, filed lawsuits with the District Courts in Cologne and Bonn in the aggregate amount of approximately EUR 122 million, plus interest, claiming reimbursement for payments made to us since 1998. The plaintiffs, referring to a decision by the E.U. Court of Justice (C-109/03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit), accused us of having included inadmissible costs in our charges for providing customer data.

In a number of cases, the District Court in Cologne ordered us essentially to reimburse the plaintiffs. In connection with our appeals against these decisions, the Court of Appeals in Düsseldorf basically confirmed these decisions. We have appealed all the decisions of the Court of Appeals to the Federal Court of Justice.

The decisions in the other cases are still pending with the Court of First instance.

In a related matter, on October 19, 2005, in addition to and consideration of the foregoing judgments, as well as the Federal Network Agency’s decision of August 17, 2005, relating to the costs of subscriber information, two further lawsuits were served on us, one by telegate for damages of approximately EUR 86 million, plus interest, and another by telegate’s founding shareholder, Dr. Klaus Harisch, for damages of approximately EUR 329 million, plus interest. In the latter claim, the claimant subsequently increased the amount claimed to approximately EUR 612 million. Both plaintiffs claim that they incurred losses, due to the alleged adverse effect that our alleged inclusion of inadmissible costs in our provision of customer data had on telegate’s position in the market, the resulting capital increases that this required, and the weaker development of telegate’s share price and the loss of shares of certain shareholders. Oral hearings at the District Court in Cologne took place on June 26, 2006 and on February 15, 2008. On March 28, 2008, the District Court in Cologne intends to deliver its decision.

On January 25, 2007, klicktel filed another lawsuit with the same court for damages of approximately EUR 13 million based on analogous claims plus interest and the determination to pay damages arising in the future until 2010. Subsequently the claimant specified the amount and is now claiming payment of approximately EUR 11 million plus interest and the determination that we are obliged to compensate all damages arising in the future from 2007 to 2010.

We intend to defend these lawsuits vigorously.

Damages for Lost Profits/Price Squeeze

In December 2005, Arcor filed a lawsuit with the District Court in Cologne in the aggregate amount of approximately EUR 41.9 million, plus interest, claiming damages for lost profit with retail analogue access products as a result of an alleged price squeeze between our wholesale tariffs for access to the local loop and our retail access tariffs between January 1998 and September 2003. Arcor bases its claim primarily on the E.U. Commission’s decision of May 21, 2003 against us for allegedly abusing our dominant position by charging our competitors and end-users unfair monthly and one-off charges for access to our local network. In July 2003, we filed a lawsuit with the Court of First Instance of the European Communities (the “Court of First Instance”) to obtain reversal of that decision. In February 2006, the original damage claim was increased to an aggregate of EUR 223 million, purportedly based on customer relationships not realized between September 2003 and June 2005 and a new calculation methodology used by the plaintiff, which, in our view, deviates from the E.U. Commission’s approach. If the Court of First Instance annuls the E.U. Commission’s decision, we would expect that the basis of Arcor’s damage claim will be undermined. On October 18, 2006, the District Court in Cologne suspended the lawsuit until the European Courts have finally decided on the proceedings for annulment of the E.U. Commission’s decision. In May 2007, a hearing took place before the Court of First Instance. Delivery of the judgment has been scheduled by the Court of First Instance for April 10, 2008.

Damage claim by Eutelsat SA

On October 31, 2006, Eutelsat SA filed against Deutsche Telekom AG, T-Systems Business Services GmbH and SES SA a suit before the Commercial Court of Paris claiming EUR 141.5 million in damages. Eutelsat, like SES, operates satellites and markets transponders (i.e., satellite capacity) to customers worldwide. Based on a preferential tariff, T-Systems has leased several transponders on a Eutelsat satellite and has sub-leased six of these transponders to SES. Eutelsat argues that this sub-lease constitutes a breach of contract by T-Systems and SES based on the alleged undertaking by T-Systems to only use these transponders for certain purposes and SES’ alleged breach of its undertaking to use certain frequencies utilized on these transponders only outside of Europe. The damages claimed by Eutelsat amount to the difference between the preferential and the alleged market tariffs for each transponder for the remaining life span of the Eutelsat satellite. Eutelsat has waived its claim against SES before the Commercial Court of Paris on October 16, 2007 reserving its right to sue SES before an arbitration court. We believe the claims to be unfounded and will contest the proceedings vigorously.

Toll Collect

As previously reported, the Federal Republic has initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium for damages suffered as a result of the delay in the commencement of operations of the German highway toll collection system and alleged breaches of the related operating agreement.

The Federal Republic, in its statement of claims received on August 2, 2005, asserts claims for damages of approximately EUR 5.2 billion plus interest. This amount includes contractual penalties of EUR 1.1 billion relating to the allegation that the agreement of the Federal Republic was not sought prior to the execution of certain subcontractor agreements. As some of the contractual penalties are time-related and further claims for contractual penalties have been asserted by the Federal Republic, the amount claimed as contractual penalties may increase. Daimler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium filed their answer to the claim on June 30, 2006 and to the subsequent counterplea of the Federal Republic on October 1, 2007. The Federal Republic has served further briefs on January 7, 2008 and February 16, 2008.

Additionally, in December 2006, Toll Collect GmbH, the operating company of the Toll Collect consortium, initiated an arbitration proceeding seeking a determination that the Federal Republic’s basis for denying the issuance of the final operating permit is unfounded and claiming that additional remuneration is due to Toll Collect in accordance with the operating agreement. The Statement of Claims of Toll Collect GmbH was served on the Federal Republic on May 25, 2007. The answer of the Federal Republic together with a counterclaim claiming over payment of remuneration to Toll Collect GmbH was received January 31, 2008.

Although the outcome of these arbitration proceedings is difficult to predict, we believe the Federal Republic’s claims presented in the arbitration notice and statement of claims are unsustainable. We are contesting the Federal Republic’s claims vigorously.

Magyar Telekom

As previously reported, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, Magyar Telekom’s independent auditors identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, Magyar Telekom’s Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom raised concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to Magyar Telekom or its subsidiaries under those contracts of a value commensurate with the payments made under those contracts (approximately EUR 8 million). The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several other contracts that could warrant review. In February 2007, Magyar Telekom’s Board of Directors determined that these contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions.

The investigation, which has been impeded by the destruction of certain documents, delayed the finalization of Magyar Telekom’s 2005 financial statements, and as a result Magyar Telekom and some of its subsidiaries failed to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. The 2005 financial statements have now been finalized and the delayed filings and annual general meeting have been completed.

The investigation revealed certain weaknesses in Magyar Telekom’s internal controls and procedures, including the lack of consistent approval procedures for procurement and third-party contracts and the lack of a comprehensive compliance training program. Accordingly, Magyar Telekom has approved and is currently implementing certain remedial measures designed to enhance its internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

Magyar Telekom has notified the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation. Magyar Telekom is in regular contact with these authorities regarding the investigation and is responding to inquiries raised in investigations being conducted by these authorities. Additionally, we have been contacted by the U.S. Securities and Exchange Commission and the U.S. Department of Justice in connection with their review of Deutsche Telekom’s role in certain of the matters currently under investigation by these agencies with respect to Magyar Telekom. We have been advised that the U.S. Securities and Exchange Commission and the U.S. Department of Justice are also reviewing the actions taken by Magyar Telekom and Deutsche Telekom in response to the findings of and issues raised by the investigation. We are cooperating with these agencies and have provided documents and information responsive to their requests.

DIVIDEND POLICY

The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

	Dividend Paid per Ordinary Share
For the years ended December 31,	EUR	USD(1)
2004	0.62	0.80
2005	0.72	0.91
2006	0.72	0.98

(1)	Dividend amounts have been converted into U.S. dollars at the noon buying rate for the relevant dividend payment date, which occurred during the second quarter of the following year.

For the 2007 financial year, our Management Board and Supervisory Board are proposing a dividend of EUR 0.78 (USD 1.14) for each Deutsche Telekom share carrying dividend rights. This would be an 8.3% increase compared with the prior year dividend. This proposal is subject to approval by our shareholders at the 2007 annual general shareholders’ meeting to be held on May 15, 2008.

The vote of a majority of the shares present and voting at the annual shareholders’ meeting is required to determine the amount and timing of dividend payments in respect of the 2007 financial year. Since the Federal Republic and KfW (which is controlled by the Federal Republic) control approximately 31.7% of our outstanding shares, the Federal Republic may be able to exert significant influence over the outcome of that vote.

Dividends paid will be subject to German withholding tax. For more information on German withholding tax and related United States tax refund procedures, see “Item 10. Additional Information—Taxation.”

We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined in accordance with the German Commercial Code, the accounting standards issued by the German Accounting Standards Board and the German Stock Corporation Act, and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG’s retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2007 were EUR 15.9 billion. Certain reserves (Rücklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

The payment of future dividends depends on our earnings, financial condition and other factors, including cash requirements, our future prospects and tax, regulatory and other legal considerations.

SIGNIFICANT CHANGES

Except as discussed elsewhere in this Annual Report, no significant change has occurred since the date of the consolidated financial statements included in this Annual Report.

ITEM 9. The Offer and Listing

TRADING MARKETS

The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our ordinary shares also trade on the Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München and Stuttgart stock exchanges in Germany, and on the Tokyo Stock Exchange. Options relating to our ordinary shares trade on the German options exchange (Eurex Deutschland) and other exchanges.

Our ADSs, each representing one ordinary share, are listed on the NYSE and trade under the symbol “DT.” Our ADSs are also traded on the Frankfurt Stock Exchange under the title “DT Telekom ADR.” The depositary for our ADSs is Deutsche Bank Trust Company Americas. For information on our ADS holders in the United States, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange’s Xetra® trading system, together with the highs and lows of the DAX index:

	Price per Ordinary Share (€)		DAX(1)
	High	Low	High	Low
Yearly highs and lows
2003	14.51	9.13	3,965.16	2,202.96
2004	16.78	13.14	4,261.79	3,646.99
2005	16.84	13.80	5,458.58	4,677.80
2006	14.49	10.84	6,611.81	5,292.14
2007
Quarterly highs and lows
2006
First Quarter	14.34	12.90	5,984.19	5,334.30
Second Quarter	14.49	12.25	6,140.72	5,292.14
Third Quarter	12.70	10.84	6,004.33	5,396.85
Fourth Quarter	13.95	12.44	6,611.81	5,992.22
2007
First Quarter	14.75	12.18	7,027.59	6,447.70
Second Quarter	14.35	12.49	8,090.49	6,937.17
Third Quarter	13.96	12.48	8,105.69	7,270.07
Fourth Quarter	15.28	13.22	8,076.12	7,511.97
Monthly highs and lows
2007
August	13.64	12.52	7,638.17	7,270.07
September	13.96	13.35	7,861.51	7,375.44
October	14.28	13.22	8,041.26	7,794.94
November	15.24	13.90	7,880.85	7,511.97
December	15.28	14.99	8,076.12	7,808.94
2008
January	15.55	13.05	7,949.11	6,439.21
February (through February 27, 2008)	13.56	12.69	7,002.29	6,733.72

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

On February 27, 2008, the closing sales price per ordinary share of Deutsche Telekom AG on Xetra® was EUR 12.92 which was equivalent to USD 19.55 per share, converted into U.S. dollars using the noon buying rate in the City of New York for cable transfers in euros, as certified for customs purposes by the Federal Reserve Bank of New York, for February 27, 2008. On February 27, 2008, the noon buying rate was USD 1.5132 per EUR 1.00.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS ($)
	High	Low
Yearly highs and lows
2003	18.13	10.11
2004	22.71	15.57
2005	22.37	16.35
2006	18.36	13.76
2007
Quarterly highs and lows
2006
First Quarter	17.45	15.43
Second Quarter	18.01	15.45
Third Quarter	16.18	13.76
Fourth Quarter	18.36	15.62
2007
First Quarter	19.11	16.28
Second Quarter	19.29	16.89
Third Quarter	19.63	17.05
Fourth Quarter	22.65	18.74
Monthly highs and lows
2007
August	17.28	18.63
September	19.63	18.49
October	20.61	18.74
November	22.65	20.02
December	22.50	21.47
2008
January	22.94	19.71
February (through February 27, 2008)	20.13	18.74

On February 27, 2008, the closing sales price per ADS on the NYSE was USD 19.40.

197

ITEM 10. Additional Information

ARTICLES OF INCORPORATION

The following is a summary of certain information relating to our share capital and certain provisions of our Articles of Incorporation and German law. This summary is not complete and is qualified by reference to our Articles of Incorporation and German law in effect at the date of this filing. Copies of our Articles of Incorporation are publicly available at the Commercial Register in Bonn, and an English translation is filed as Exhibit 1.1 to this Annual Report.

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

Class of Stock

As of December 31, 2007, our capital stock consisted of 4,361,297,603 ordinary shares in registered form with no par value (Stückaktien). These shares reflect total share capital in the amount of EUR 11,164,921,863.68.The individual shares do not have a par value as such, but they do have a notional par value, which can be calculated by dividing share capital by the number of shares.

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

At the shareholders’ meeting on May 3, 2006, an amendment to our Articles of Incorporation was approved, which created a new authorized capital of up to EUR 38,400,000 for the issuance of up to 15,000,000 shares (“Authorized Capital 2006”). This authorization may be used as a whole or on one or more occasions in partial amounts during the period ending May 2, 2011. A subscription right (preemptive right) for shareholders is excluded. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of Section 186 (5), sentence 1 of the Stock Corporation Act that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. The shares to be issued as employee shares can also be obtained in the form of a loan from a bank or some other company meeting the requirements of Section 186 (5), sentence 1 of the Stock Corporation Act and the new shares can be used to repay these securities that have been loaned. Our Management Board is further authorized, subject to the approval of our Supervisory Board, to determine the further content of share rights and the conditions under which shares are to be issued.

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

These shares participate in profits starting at the beginning of the fiscal year in which they are issued as a result of the exercise of any conversion or option rights or the fulfillment of any conversion obligations.

In February 2003, approximately EUR 2.3 billion in convertible bonds were issued out of Conditional Capital I. The bonds were mandatorily convertible into common shares of Deutsche Telekom AG at maturity on June 1, 2006, at a conversion ratio of 3,417.1679 shares to 4,237.2881 shares for each bond (EUR 50,000 nominal amount). The bonds allowed for voluntary conversion into common shares of Deutsche Telekom AG during the period from July 1, 2003, to April 30, 2006, at a conversion ratio equal to 3,417.1679 shares for each EUR 50,000 nominal amount of bonds. In 2006, we issued 162,987,722 shares upon mandatory conversion of bonds.

Since there were no longer any conversion or subscription rights secured by the remaining Conditional Capital I, and the authorization to grant such conversion and subscription rights had expired, the remaining Conditional Capital I (EUR 82,733,936.64) was cancelled at the shareholder’s meeting on May 3, 2007.

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

Accordingly, Conditional Capital II will only be effective to the extent such options are exercised. In 2007, we issued 178,353 shares pursuant to option exercises under Conditional Capital II. Any new shares issued participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders’ meeting at which the shareholders adopt a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

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

The authorization to grant subscription rights on the basis of Stock Option Plan 2000 was cancelled by means of the resolution adopted by the shareholders’ meeting on May 29, 2001, to the extent that such authorization had not yet been used. The subscription rights granted on the basis of Stock Option Plan 2000, before the authorization was cancelled, expired on July 20, 2005, at the end of their five-year life without replacement or compensation. For these reasons, there are no longer any subscription rights, which are secured by Conditional Capital III, nor can such subscription rights arise in future. Thus, Conditional Capital III, totaling EUR 2,621,237.76, was cancelled at the shareholders´ meeting on May 3, 2007.

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

For more information regarding our stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, see note (42) to notes to the consolidated financial statements and “Item 6. Directors, Senior Management and Employees—Compensation—Stock Option Plans.”

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

A shareholders’ meeting may be called by the Management Board or by shareholders holding in the aggregate at least 5% of our issued share capital. In addition, if required in our interest, the Supervisory Board must call a shareholders’ meeting. Shareholders holding in the aggregate at least EUR 500,000, or at least 5% of our issued share capital, may require that particular items be placed on the agenda. The annual shareholders’ meeting must take place within the first eight months of the fiscal year and is called by the Management Board, upon the receipt of the Supervisory Board’s report on our annual financial statements. Under our Articles of Incorporation, eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register (Aktienregister) and who have registered on time with the Company in writing, by fax or, if the Management Board so decides, by electronic means to be stipulated in the convocation. We must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no later than on the seventh day before the shareholders’ meeting. Convocation must be published in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least thirty days prior to the date by which shareholders have to register for the shareholders’ meeting; the last date by which shareholders have to register for the shareholders’ meeting shall not be counted. If the deadline falls on a Sunday, a legally recognized public holiday at the headquarters of the Company or on a Saturday, the preceding working day shall take the place of this day. In addition, we must publish a notice in a national, authorized stock exchange journal.

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

Eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register and who have registered on time with the Company in writing, by fax or, if the Management Board so decides, by electronic means to be stipulated in the convocation. The Company must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no later than on the seventh day before the shareholders’ meeting.

German Requirements to Disclose Shareholdings

The German Securities Trading Act (Wertpapierhandelsgesetz, the “Securities Trading Act”) requires each shareholder whose shareholding reaches, exceeds or, after exceeding, falls below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% voting rights thresholds of a listed company to notify the company and the Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht, the “BaFin”) in writing without undue delay, at the latest within four trading days after they have reached, exceeded or fallen below any such threshold. In their notification, they must, among other things, state the number of votes they have and the relative voting power that the number of shares they hold represents. Such shareholders cannot exercise any rights, including voting rights and the rights to receive dividends from those shares, until they have satisfied this disclosure requirement. Failure to notify may also trigger a penalty provided for by law. Moreover, anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on one’s own initiative alone and under a legally binding agreement, shares in an issuer whose home country is the Federal Republic of Germany that carry voting rights and have already been issued, must, without undue delay, notify this to the issuer and to the German Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. The issuer shall publish the notifications received without undue delay, but not later than three trading days following receipt of the notification. In addition, the Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares. Moreover, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication of the acquisition of “control,” which is defined as the direct or indirect holding of at least 30% of the voting rights in a target company.

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

At the shareholders’ meeting on May 3, 2007, our shareholders approved a resolution authorizing us to purchase up to 436,117,555 of our own shares by November 2, 2008, which is slightly less than 10% of our capital stock. Any such purchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. The treasury shares acquired may be, subject to certain restrictions and conditions, resold on the stock exchange, used to list the Company’s shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders, sold other than in the stock exchange or by way of an offer to all shareholders, to fulfill conversion or option rights and obligations relating to convertible bonds or bonds with warrants.

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

On December 6, 2007, our Supervisory Board and our Management Board declared that, in the periods since submission of last year’s declaration of conformity pursuant to Section 161 of the Stock Corporation Act on December 11, 2006, our company had complied without exception with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 24, 2006 in the official section of the electronic Federal Gazette.

In our company’s declaration of conformity, our Supervisory Board and our Management Board further declare that our company complies with the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice on July 20, 2007 in the official section of the electronic Federal Gazette, without exception.

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

The German Corporate Governance Code contains additional corporate governance rules applicable to us. While these rules are not legally binding, companies failing to comply with the German Corporate Governance Code’s recommendations must disclose publicly that their practices differ from those recommended by the German Corporate Governance Code. The German Corporate Governance Code describes and summarizes the basic mandatory statutory corporate governance principles found in the Stock Corporation Act and other provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards of responsible corporate governance, which are intended to reflect generally accepted best practices. Because we are a stock corporation with shares listed on a German stock exchange, we are required by Section 161 of the Stock Corporation Act to issue an annual compliance report stating which of the German Corporate Governance Code’s recommendations, if any, we do not apply. However, we may choose not to adopt the German Corporate Governance Code’s suggestions without making any related disclosure. Our most recently issued declaration of conformity by our Supervisory Board and Management Board, issued on December 6, 2007, states that in the period since the submission of the previous year’s declaration of conformity, we had complied with all of the recommendations of the German Corporate Governance Code, without exception.

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

With one exception, German corporate law does not mandate the creation of specific Supervisory Board committees. German corporations with more than 2,000 employees are only required to establish a mediation committee to assist the Supervisory Board in connection with any disputes among the members of the Supervisory Board that arise in connection with the appointment or dismissal of members of the Management Board. Pursuant to a recommendation of the German Corporate Governance Code, our Supervisory Board established the Audit Committee, which handles the formal engagement of our independent auditors once they have been approved at the shareholders’ meeting. The Audit Committee also addresses issues of accounting, risk management, compliance and auditor independence. Our Supervisory Board has also established several other committees to facilitate its work. Although not legally required, our Supervisory Board maintains a General Committee, a Finance Committee and a Personnel Committee. For more information on these committees, see “Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom.”

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

Taxation of the Company in Germany

In general, through 2007, German corporations are subject to German corporate income tax at a flat rate of 25%, regardless of whether such income is distributed or not. The solidarity surcharge of 5.5% (which was instituted to finance costs associated with the unification of Germany) is imposed on the net assessed corporate income tax liability, resulting in an aggregate German corporate income tax rate of 26.375%, which does not include German local trade tax. On August 14, 2007, the Corporate Tax Reform Act 2008 (Unternehmensteuerreformgesetz 2008) was enacted, which will decrease the corporate income tax rate from 25% to 15% as of January 1, 2008. Therefore, the aggregated German corporate income tax rate will be decreased to 15.825%.

In addition, German resident companies are subject to profit-related trade tax, which is levied on taxable income for trade tax purposes. The rate of the trade tax depends on the rate set by each municipality where the respective company maintains its business establishment(s). In computing the taxable income of a corporation for corporate income as well as trade tax purposes, the Corporate Tax Reform Act 2008 provides that trade tax on income will be no longer deductible as a business expense, which will result in a combined tax rate for German companies of 30% to 33% (including the solidarity surcharge), depending on the individual municipal rates.

Losses generally can be accumulated for corporate income tax as well as for trade tax purposes. To the extent losses cannot be offset against taxable income, the remaining portion can be carried forward indefinitely. An optional carryback to the previous year of up to EUR 511,500 is available for corporate income tax purposes.

According to a minimum taxation regime, the offset of 100% of profits for a particular year against tax loss carryforward is only possible up to an amount of EUR 1 million. Profits exceeding the EUR 1 million threshold can only be offset up to 60% against the loss carryforward, so the remaining 40% will remain taxable income (so-called minimum taxation) for both corporate income and trade tax purposes.

Under the German participation exemption, losses from the sale or exchange of shares in a corporation or from the write-down of their value cannot be deducted from taxable income.

The Corporate Tax Reform Act 2008 will introduce the following measures which could possibly lead to a substantial increase to the tax base:

New interest capping rules

The new interest capping rules replace the current thin capitalization rules. The amount of total interest expense exceeding the amount of interest income may only be deducted up to 30% of the taxable income before interest, taxes, depreciation and amortization (EBITDA, for tax purposes). For entities that are part of a group of companies, the interest capping rules will not apply if certain conditions of an equity test comparing the adjusted equity ratio of the Group entity in relation to the equity ratio of the entire Group are met. Interest expenses disallowed under the new rules may be carried forward indefinitely, subject to certain limitations.

Loss carryforward limitation rule

The loss carryforward limitation rule applies if more than 25% of the loss entity’s shares or voting rights are directly or indirectly transferred within a five-year period to one purchaser or a related party or a group of purchasers with common interest, with the consequence that a portion or even the entire loss carryforward and interest expense carryforward (caused by the interest capping rules) are forfeited both for corporate income and trade tax purposes.

Modification of the tax base for trade tax

Up to 25% of financing costs over EUR 100,000 (e.g., all interest on short and long-term debts and a portion of rentals, lease payments and royalties) are considered non-deductible expenses for trade tax purposes.

German Withholding Tax on Dividends

The full amount of a dividend distributed by a company is generally subject to German withholding tax at the domestic rate of 20%, plus a solidarity surcharge of 5.5% (effectively 1.1% of the dividend before taxes), resulting in an aggregate rate of withholding of 21.1%.

According to the Corporate Tax Reform Act 2008, the withholding tax on dividends will increase to 25% starting from January 1, 2009. The solidarity surcharge remains unaffected.

For information regarding the entitlement of a U.S. Holder to claim a refund of part of the withholding tax, see “—U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989, as amended by the Protocol of June 1, 2006—Imposition and Refund of German Withholding Tax and Taxation of Dividends in the United States.”

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

As described under “—U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989, as amended by the Protocol of June 1, 2006—Taxation of Capital Gains,” a U.S. Holder will not be liable for German tax on capital gains under the Treaty.

Inheritance and Gift Tax

Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a U.S. Holder at death or by way of gift, if:

•	the decedent or donor, or the heir, donee or other transferee, has his residence or habitual abode (gewöhnlicher Aufenthalt) in Germany at the time of the transfer;

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

On January 31, 2007, the Federal Constitutional Court (Bundesverfassungsgericht) held that certain provisions of the current Inheritance and Gift Tax Law have to be adapted. A draft of an Inheritance and Gift Tax Reform Act is currently being discussed by appropriate legislative bodies.

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

U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989, as amended by the Protocol of June 1, 2006

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

Imposition and Refund of German Withholding Tax and Taxation of Dividends in the United States

Under the Treaty, a U.S. Holder will be entitled to claim a refund to the extent the amount withheld exceeds the 15% dividend withholding rate provided under the Treaty.

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

Due to the increased withholding tax rate of 25% from January 1, 2009 under the Corporate Tax Reform Act 2008, the possible partial refund of withholding tax from the German tax authorities equal to the difference between the German domestic dividend withholding rate (plus the solidarity surcharge) and the amount computed under the applicable treaty rate will increase.

Germany and the United States agreed on a Protocol amending the existing Treaty on June 1, 2006. The Protocol generally became effective on December 28, 2007, except that the withholding tax provisions apply on a retroactive basis with effect from January 1, 2007. The 15% Treaty withholding rate on dividends remains unaffected with regard to U.S. Holders of ADSs. The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax) generally will be subject to U.S. federal income taxation as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to certain exceptions for short-term or hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder who is an individual generally will be subject to U.S. taxation at a maximum rate of 15%, in respect of dividends received before January 1, 2011, if the dividends are “qualified dividends.” Dividends that we pay will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 or 2007 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year.

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

Claims for Treaty refunds by U.S. Holders of ADSs that do not participate in the DTC procedures discussed above may be submitted to the German tax authorities by the depository on behalf of those holders. Holders that are entitled to refunds in excess of EUR 153.39 for the calendar year normally must file their refund claims on an individual basis; however, the depository may be in a position to make a refund claim on behalf of such holders. Details of the refund procedures for holders of ADSs can be obtained from the depository.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following discussion should be read in conjunction with the notes to the consolidated financial statements, under “Summary of accounting policies,” and note (27) to notes to the consolidated financial statements which provide (i) a summary of the nominal amounts of and terms for derivative financial instruments, (ii) a summarized comparison of carrying values and fair values of derivative and non-derivative financial instruments, and (iii) other information relating to those instruments.

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

Foreign currency transaction risks in our investing activities arise, for example, from the acquisition and/or sale of investments in foreign entities. Our Central Treasury hedges potential material exposures. If the exposure exceeds EUR 100 million, the Management Board determines the hedging strategy to be followed based on a proposal by Central Treasury. At December 31, 2007, we were not subject to material foreign currency transaction risk from investing activities.

Central Treasury hedges our foreign currency risks from financing activities to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the Group companies’ functional currencies (primarily euro, U.S. dollar and British pound sterling), which are reflected in the interest rate risk tabular presentation below. At December 31, 2007, foreign currency denominated liabilities for which the foreign currency exposure is hedged consisted primarily of bonds and medium-term notes that are denominated in U.S. dollar, Japanese yen and British pound sterling. A variety of short-term foreign currency denominated inter-company loans typically are hedged with foreign currency swaps by Central Treasury. As a result of these hedging activities, we were not subject to material foreign exchange risk from financing activities at December 31, 2007.

From operating activities, individual Group entities conduct most of their transactions in their respective functional currencies. Therefore, foreign currency transaction risk from our ongoing operations is considered low. Some Group companies, however, are exposed to foreign currency transaction risk related to certain anticipated foreign currency-denominated payments. These anticipated foreign currency-denominated payments relate primarily to foreign currency-denominated capital expenditures and expenses payable to international telecommunications carriers for international calls made by our domestic customers and expenses for mobile devices and roaming fees. We occasionally enter into foreign currency forward contracts or foreign currency options to hedge these anticipated foreign currency-denominated payments up to a maximum of one year. These anticipated payments are immaterial when compared with the Group’s consolidated cash flows and did not expose the Group to material foreign currency transaction risk at December 31, 2007.

Sensitivity Analysis

A sensitivity analysis was performed on all of our foreign exchange derivatives as of December 31, 2007, which do not have offsetting positions on the balance sheet. This sensitivity analysis was based on a modeling technique that measures the hypothetical reduction in cash flow before tax from a 10% weakening of all foreign currencies relative to the euro. On the basis of these foreign exchange derivative contracts as of December 31, 2007, a 10% weakening of all foreign currencies relative to the euro would approximate a EUR 11 million decrease in cash flows before tax.

(millions of €)
Nominal amount of foreign exchange derivative contracts at spot rate	303
Nominal amount of foreign exchange derivative contracts at 10% weakened relative to the euro	292
Cash flow risk	11

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

As a result of these derivative hedging activities, 63% of our euro-denominated financial liabilities and liquid financial assets, 55% of our British pound sterling-denominated financial liabilities and liquid financial assets, and 65% of our U.S. dollar-denominated financial liabilities and liquid financial assets had interest rates that were effectively fixed on average in 2007.

Sensitivity Analysis

As a result of our derivative hedging activities, 38% of our euro-denominated financial liabilities and liquid financial assets, 50% of the British pound sterling-denominated financial liabilities and liquid financial assets, and 15% of the U.S. dollar-denominated financial liabilities and liquid financial assets, had interest rates that were effectively variable at December 31, 2007. These portions of our financial liabilities and liquid financial assets are subject to cash flow risk arising from changes in interest rates.

Based on our outstanding euro-, British pound sterling- and U.S. dollar-denominated financial liabilities and liquid financial assets subject to effective variable interest rates, a 100 basis point movement in the yield curve arising as an immediate and sustained increase would approximate a EUR 135 million annual decrease in cash flows before tax. Likewise, a 100 basis point movement in the yield curve arising as an immediate and sustained decrease would approximate a EUR 135 million annual increase in cash flows before tax.

	EUR	GBP	USD
	(Currency in millions)
Financial liabilities and liquid financial assets(1)	31,381	1,674	5,682
Variable percentage	38%	50%	15%
Variable portion	11,797	839	870
Effect of 100 bp increase	118	8	9
FX-rate to euro	1.0000	.73459	1.4726
in millions of euro	118	11	6

(1)	Financial liabilities less financial assets.

CHANGES IN MARKET RISK EXPOSURE IN 2007 COMPARED TO 2006

Our exposure to foreign currency exchange rate risk did not materially change in 2007.

Central Treasury entered into new interest rate swap transactions or terminated existing interest rate swaps during 2007 to adjust the mix of fixed and floating rate debt in our functional currencies to the targets defined by the Management Board. The impact of these adjustments resulted in a decline in the portion of our euro and U.S. dollar financial liabilities and liquid financial assets at fixed rates, and in an increase in the portion of our British pound sterling financial liabilities and liquid financial assets at fixed rates.

The following table summarizes the average portion of financial liabilities and liquid financial assets that were at fixed rates after derivative adjustments for our main functional currencies as compared to our total overall average financial liabilities and liquid financial assets during 2007 and 2006:

Currency	Average 2007	Average 2006
euro	63%	66%
U.S. dollar	65%	61%
British pound sterling	55%	60%

ITEM 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

For a summary of modifications to the rights of security holders, which matters were adopted at the Deutsche Telekom AG annual general shareholders’ meeting held on Wednesday, May 3, 2007, in Cologne, Germany, see the section entitled, “Other Information—Matters approved at the 2006 shareholders’ meeting,” in our Report on Form 6-K filed with the SEC on May 11, 2007, which is incorporated by reference herein.

We have changed the trustee and paying agent under the indentures filed as Exhibits 2.1 and 2.2 to this Annual Report. The new trustee is:

Deutsche Bank Trust Company Americas

60 Wall Street

27th Floor

New York, New York 10005

For more information, see the First Supplemental Indenture and Resignation and Appointment of Paying Agent and Security Registration filed as Exhibit 2.3 to this Annual Report.

ITEM 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2007 (the “Evaluation Date”), our Chairman of the Management Board and Deputy Chairman of the Management Board carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chairman of the Management Board and Deputy Chairman of the Management Board, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our Management Board is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which have been adopted by the European Union.

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

Our Management Board, including the Chairman of the Management Board and the Deputy Chairman of the Management Board, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. The Management Board’s assessment was based on the framework and criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO). Based on the assessment under these criteria, our Management Board has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The effectiveness of internal control over financial reporting, as of December 31, 2007, has been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, both independent registered public accounting firms, who also audit our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting appears below.

(c) Report of Independent Registered Public Accounting Firms

To the Management Board and Shareholders of Deutsche Telekom AG

We have audited Deutsche Telekom AG’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Telekom AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Deutsche Telekom AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2007 of Deutsche Telekom AG and our report dated February 28, 2008 expressed an unqualified opinion thereon.

February 28, 2008

Ernst & Young AG
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft
Stuttgart

/s/ Prof. Dr. Pfitzer	/s/ Forst
(Prof. Dr. Pfitzer)	(Forst)
Wirtschaftspruefer	Wirtschaftspruefer

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

No services which are classified by the SEC as “prohibited services” were authorized in the last three financial years.

Our external auditors, PwC and E&Y, billed the following services related to 2007 and 2006:

PwC	2007	2006
	(millions of €)
Audit fees	20.7	27.0
Audit-related fees	6.8	8.2
Tax fees	0.3	0.4
All other fees	4.3	5.2

Total	32.1	40.7

E&Y	2007	2006
	(millions of €)
Audit fees	15.9	23.6
Audit-related fees	4.3	3.3
Tax fees	1.1	0.6
All other fees	0.2	0.4

Total	21.5	27.9

Audit Fees

The following services were billed under the category “audit fees”: auditing of financial statements, management’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting, review of quarterly reports, auditing of impairment tests and services performed in relation to legal obligations and submissions required by regulatory provisions, including the formulation of audit opinions and reports, domestic and international legal audits and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes, and tests which serve to promote understanding and reliability of these systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

Audit-Related Fees

Audit-related fees mainly consisted of services that are normally performed by the external auditor in connection with the auditing of our annual financial statements, management’s assessment of internal control over financial reporting and the effectiveness of internal controls over financial reporting. Audit-related services also included due diligence tests relating to possible acquisitions and sales of companies, advice on issues of billing, accounting and reporting (which were not classified as audit services), support with the interpretation and implementation of new accounting and reporting standards, auditing procedures that are not carried out in connection with the audit of our annual financial statements and concern our information systems, and support with the implementation of corporate control requirements for reporting.

Tax Fees

Tax fees consisted of services relating to issues of domestic and international taxation (adherence to tax laws, tax planning and tax consulting). Furthermore, services were authorized for the review of tax returns, assistance with tax audits and appeals, as well as assistance relating to tax law and the review of compliance with tax laws applicable to international employees.

All Other Fees

All other fees mainly consisted of risk management advisory services, business plan analysis, project steering tasks within the framework of intra-Group restructuring measures, review of third-party evaluations, training courses and seminars, and assistance related to procedures required by the Federal Network Agency and other regulatory bodies. None of these services were related to the audits of our financial statements.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Our audit committee includes one or more members who are exempt from the audit committee member independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemptions provided by Rule 10A-3(b)(1)(iv) of the Exchange Act. Specifically, Mr. Herman Josef Becker and Mr. Wilhelm Wegner are both employees of Deutsche Telekom AG. Mr. Becker is a member of the management of Deutsche Telekom Direct Sales and Consulting, as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee of Deutsche Telekom (member of the audit committee since January 15, 2008). Mr. Wegner is Chairman of the Central Works Council at Deutsche Telekom AG. Mr. Wolfgang Schmitt, also an employee of Deutsche Telekom, resigned from the audit committee as of December 31, 2007 and was Head of Liasion Office, T-Home Headquarters. All three are exempt from the requirements of Rule 10A-3(b)(1)(ii) of the Exchange Act by virtue of Rule 10A-3(b)(1)(iv)(C) of the Exchange Act as they are not executive officers and were named to the Supervisory Board pursuant to the Co-Determination Act. We do not believe that our reliance on these exemptions from the independence requirements of Rule 10A-3 of the Exchange Act will materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

See pages F-1 through F-116.

ITEM 19. Exhibits

Documents filed as exhibits to this Annual Report.

1.1	Memorandum and Articles of Incorporation (Satzung) of Deutsche Telekom AG as amended to date (English translation)

2.1	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Exhibit 4.1 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.2	Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom (incorporated by reference to Exhibit 4.2 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.3	First Supplemental Indenture and Resignation and Appointment of Paying Agent and Security Registrar dated as of November 9, 2007

2.4	Except as noted in Exhibits 2.1, 2.2 and 2.3 above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	Subsidiaries as of December 31, 2007

11.1	Deutsche Telekom AG’s Code of Ethics, as amended (incorporated by reference to Exhibit 11.1 of Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC on March 14, 2006)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firms

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 28, 2008	DEUTSCHE TELEKOM AG

	By:	/s/ RENÉ OBERMANN
René Obermann Chairman of the Management Board

	By:	/s/ DR. KARL-GERHARD EICK
Dr. Karl-Gerhard Eick Deputy Chairman of the Management Board Finance

DEUTSCHE TELEKOM AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Management and Shareholders of Deutsche Telekom AG:

We have audited the accompanying consolidated balance sheets of Deutsche Telekom AG (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

As discussed in Note 39 to the consolidated financial statements, the Company changed its reportable segments in 2007 and, as required for the accounting change, has restated prior periods for comparison purposes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Deutsche Telekom AG`s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2008 expressed an unqualified opinion thereon.

February 28, 2008

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Stuttgart

/s/ Prof. Dr. Pfitzer	/s/ Forst
(Prof. Dr. Pfitzer)	(Forst)
Wirtschaftsprüfer	Wirtschaftsprüfer

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Frankfurt am Main

/s/ Frings	/s/ Menke
(Frings)	(Menke)
Wirtschaftsprüfer	Wirtschaftsprüfer

CONSOLIDATED INCOME STATEMENT

	Note	2007	2006	2005
			(millions of €)
Net revenue	(1)	62,516	61,347	59,604
Cost of sales	(2)	(35,337)	(34,755)	(31,862)

Gross profit		27,179	26,592	27,742

Selling expenses	(3)	(16,644)	(16,410)	(14,683)
General and administrative expenses	(4)	(5,133)	(5,264)	(4,210)
Other operating income	(5)	1,645	1,257	2,408
Other operating expenses	(6)	(1,761)	(888)	(3,635)

Profit from operations		5,286	5,287	7,622

Finance costs	(7)	(2,514)	(2,540)	(2,401)
Interest income		261	297	398
Interest expense		(2,775)	(2,837)	(2,799)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(8)	54	24	214
Other financial income (expense)	(9)	(374)	(167)	784

Loss from financial activities		(2,834)	(2,683)	(1,403)

Profit before income taxes		2,452	2,604	6,219

Income taxes	(10)	(1,374)	970	(198)

Profit after income taxes		1,078	3,574	6,021

Profit (loss) attributable to minority interests	(11)	509	409	432
Net profit (profit (loss) attributable to equity holders of the parent)		569	3,165	5,589

Earnings per share	(12)
Basic		0.13	0.74	1.31
Diluted		0.13	0.74	1.31

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		December 31
	Note	2007	2006
		(millions of €)
Assets
Current assets		15,945	15,951
Cash and cash equivalents	(17)	2,200	2,765
Trade and other receivables	(18)	7,696	7,753
Current recoverable income taxes	(10)	222	643
Other financial assets	(24)	2,019	1,825
Inventories	(19)	1,463	1,129
Non-current assets and disposal groups held for sale	(20)	1,103	907
Other assets		1,242	929

		104,719	114,209

Non-current assets
Intangible assets	(21)	54,404	58,014
Property, plant and equipment	(22)	42,531	45,869
Investments accounted for using the equity method	(23)	109	189
Other financial assets	(24)	599	657
Deferred tax assets	(10)	6,610	8,952
Other assets		466	528

Total assets		120,664	130,160

Liabilities and shareholders’ equity
Current liabilities		23,215	22,088
Financial liabilities	(25)	9,075	7,683
Trade and other payables	(26)	6,823	7,160
Income tax liabilities	(10)	437	536
Other provisions	(30)	3,365	3,093
Liabilities directly associated with non-current assets and disposal groups held for sale	(20)	182	17
Other liabilities	(28)	3,333	3,599

		52,214	58,402

Non-current liabilities
Financial liabilities	(25)	33,831	38,799
Provisions for pensions and other employee benefits	(29)	5,354	6,167
Other provisions	(30)	3,665	3,174
Deferred tax liabilities	(10)	6,676	8,083
Other liabilities	(28)	2,688	2,179

Liabilities		75,429	80,490

Shareholders’ equity	(31)	45,235	49,670
Issued capital	(32)	11,165	11,164
Capital reserves	(33)	51,524	51,498
Retained earnings including carryforwards	(34)	(16,226)	(16,977)
Other comprehensive income	(35)	(4,907)	(2,275)
Net profit		569	3,165
Treasury shares	(36)	(5)	(5)
Equity attributable to equity holders of the parent		42,120	46,570

Minority interests	(37)	3,115	3,100

Total liabilities and shareholders’ equity		120,664	130,160

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED CASH FLOW STATEMENT

	Note 38	2007	2006	2005
			(millions of €)
Profit after income taxes		1,078	3,574	6,021
Depreciation, amortization and impairment losses		11,611	11,034	12,497
Income tax expense (benefit)		1,374	(970)	198
Interest income and interest expenses		2,514	2,540	2,401
Other financial (income) expense		374	167	(846)
Share of (profit) loss of associates and joint ventures accounted for using the equity method		(54)	(24)	(152)
Profit on the disposal of fully consolidated subsidiaries		(379)	—	—
Other non-cash transactions		124	32	11
(Gain) loss from the disposal of intangible assets and property, plant and equipment		(42)	(72)	2
Change in assets carried as working capital		(1,072)	(17)	(298)
Change in provisions		1,825	1,585	(571)
Change in other liabilities carried as working capital		(1,391)	353	(134)
Income taxes received (paid)		171	(1,248)	(1,200)
Dividends received		36	27	60

Cash generated from operations		16,169	16,981	17,989

Interest paid		(4,005)	(4,081)	(4,017)
Interest received		1,550	1,322	1,086

Net cash from operating activities		13,714	14,222	15,058

Cash outflows for investments in
— Intangible assets		(1,346)	(4,628)	(1,868)
— Property, plant and equipment		(6,669)	(7,178)	(7,401)
— Non-current financial assets		(264)	(624)	(604)
— Investments in fully consolidated subsidiaries		(1,547)	(2,265)	(2,051)
Proceeds from disposal of
— Intangible assets		39	35	33
— Property, plant and equipment		722	532	333
— Non-current financial assets		133	249	1,648
— Investments in fully consolidated subsidiaries and business units		888	(21)	0
Net change in short-term investments and marketable securities and receivables		(60)	(348)	(208)
Other		50	(57)	—

Net cash used in investing activities		(8,054)	(14,305)	(10,118)

Proceeds from issue of current financial liabilities		32,514	3,817	5,304
Repayment of current financial liabilities		(35,259)	(9,163)	(14,747)
Proceeds from issue of non-current financial liabilities		1,586	7,871	4,944
Repayment of non-current financial liabilities		(1,020)	(492)	(443)
Dividend payments		(3,762)	(3,182)	(2,931)
Share buy-back		—	(709)	—
Proceeds from the exercise of stock options		24	16	34
Repayment of lease liabilities		(208)	(219)	(200)

Net cash used in financing activities		(6,125)	(2,061)	(8,039)

Effect of exchange rate changes on cash and cash equivalents		(100)	(66)	69

Net increase (decrease) in cash and cash equivalents		(565)	(2,210)	(3,030)

Cash and cash equivalents, at the beginning of the year		2,765	4,975	8,005

Cash and cash equivalents, at the end of the year		2,200	2,765	4,975

The	presentation of cash generated from operations has been changed to increase transparency and to disclose individual components.

Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	2007	2006	2005
	(millions of €)
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	(1)	3	126
Recognition of other comprehensive income in income statement	(1)	(1)	(984)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(118)	385	(537)
Recognition of other comprehensive income in income statement	3	(8)	(28)
Revaluation due to business combinations	(142)	395	(9)
Exchange differences on translation of foreign subsidiaries	(2,510)	(1,747)	2,878
Other income and expense recognized directly in equity	160	80	9
Actuarial gains and losses from defined benefit plans and other employee benefits	923	314	(1,099)
Deferred taxes on items in other comprehensive income	(228)	(275)	624

Income and expense recognized directly in equity	(1,914)	(854)	980

Profit after income taxes	1,078	3,574	6,021

Recognized income and expense	(836)	2,720	7,001

Minority interests	512	517	480
Equity attributable to equity holders of the parent	(1,348)	2,203	6,521

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of accounting policies.

General information.

The Deutsche Telekom Group (hereinafter referred to as Deutsche Telekom) is one of the world’s leading service providers in the telecommunications and information technology sector. With its operating segments, Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers and Group Headquarters & Shared Services, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

The Company was entered as Deutsche Telekom AG in the commercial register of the Bonn District Court (Amtsgericht—HRB 6794) on January 2, 1995.

The Company has its registered office in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

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

The annual financial statements of Deutsche Telekom AG as well as the consolidated financial statements of Deutsche Telekom AG are published in the electronic Federal Gazette (elektronsicher Bundesanzeiger). The annual report and this Annual Report on Form 20-F, filed with the SEC due to Deutsche Telekom’s listing on the NYSE, are available upon request from Deutsche Telekom AG, Bonn, Investor Relations, and on the Internet at www.telekom.com.

The consolidated financial statements of Deutsche Telekom for the 2007 financial year were released for publication by the Board of Management on February 11, 2008.

Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with the regulations under commercial law as set forth in § 315a (1) HGB (Handelsgesetzbuch—German Commercial Code). All IFRSs issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the European Union (EU) by the European Commission. Therefore the consolidated financial statements also comply with IFRS as adopted by the EU.

The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the statement of recognized income and expense include two comparative years.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Initial application of standards, interpretations and amendments to standards and interpretations in the financial year.

In the financial year, Deutsche Telekom applied the following pronouncements by the IASB for the first time:

•	IFRS 8 “Operating Segments,”

•	Amendment to IAS 1 “Presentation of Financial Instruments—Capital Disclosures,”

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Reporting in Hyperinflationary Economies,”

•	IFRIC 8 “Scope of IFRS 2,”

•	IFRIC 9 “Reassessment of Embedded Derivatives,” and

•	IFRIC 10 “Interim Financial Reporting and Impairment.”

Deutsche Telekom has opted voluntarily for earlier application of IFRS 8. Note 39 details the implications of the application of IFRS 8. The initial application of the other pronouncements did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Standards, interpretations and amendments issued, but not yet adopted.

In November 2006, the IFRIC issued IFRIC 11 “IFRS 2—Group and Treasury Share Transactions.” The European Union endorsed IFRIC 11 in June 2007. The interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. The interpretation shall be applied for financial years beginning on or after March 1, 2007. An entity shall apply the interpretation retrospectively in accordance with IAS 8, subject to the transitional provisions of IFRS 2. The adoption of IFRIC 11 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2006, the IFRIC issued IFRIC 12 “Service Concession Rights.” The European Union has not yet endorsed IFRIC 12. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services—such as roads, airports, prisons and energy and water supply and distribution facilities—to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRS to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

possible as well. The provisions of IFRIC 12 are effective for financial years beginning on or after January 1, 2008. The adoption of IFRIC 12 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The European Union has not yet endorsed the amendment to IAS 23. The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. Currently, Deutsche Telekom recognizes these costs directly as an expense. A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. In future, an entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets. The revised standard does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Deutsche Telekom is currently analyzing the date of adoption of the amendment to IAS 23 and the resulting effects on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programmes.” The European Union has not yet endorsed IFRIC 13. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a completed sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Since the guidance under IFRIC 13 deviates from Deutsche Telekom’s current accounting policy, the accounting method will have to be adjusted. The interpretation shall be applied for financial years beginning on or after July 1, 2008. Deutsche Telekom is currently analyzing the impact of applying IFRIC 13 on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In July 2007, the IFRIC issued IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” The European Union has not yet endorsed IFRIC 14. The interpretation addresses the measurement of an asset resulting from the fair value of the plan assets exceeding the present value of the defined benefit obligation. The interpretation specifies how to determine whether a surplus in a pension plan represents an economic benefit for the entity. In addition, it addresses how to determine the present value of the asset in the case of a future refund or reduction in future contributions when a minimum funding requirement exists, as well as how to measure a defined benefit asset or defined benefit liability in the case of a minimum funding requirement. The interpretation shall be applied for financial years beginning on or after January 1, 2008. The adoption of IFRIC 14 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements: A Revised Presentation.” The European Union has not yet endorsed the amendment to IAS 1. IAS 1 (revised) uses the terms “statement of financial position” (previously “balance sheet”) and “statement of cash flows” (previously “cash flow statement”) and introduces a new element of financial statements termed “statement of comprehensive income.” Use of the new terminology, however, is not mandatory. The amendment to IAS 1 requires entities to disclose comparative information in respect of the previous period. The revised standard also stipulates the presentation of a further financial statement (statement of financial position) at the beginning of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

first comparative period presented if the entity changed its accounting policies retrospectively or made retrospective restatements. Revised IAS 1 also includes:

•

All changes in shareholders’ equity resulting from transactions with owners must be presented separately from such changes in shareholders’ equity not resulting from transactions with owners (non-owner changes).

•

Income and expenses are reported separately from transactions with owners either in one statement of comprehensive income or in two statements—a separate income statement and a statement of comprehensive income.

•	The components of other comprehensive income must be presented in the statement of comprehensive income.

•	The total comprehensive income must be disclosed.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented. Reclassification amounts arise from the reclassification of amounts formerly reported under other comprehensive income as profit or loss. In addition, amounts reported as distributed dividends and corresponding per-share amounts must be presented either in the statement of changes in equity or in the notes. The provisions of IAS 1 are effective for financial years beginning on or after January 1, 2009. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” The standards are the outcome of the second phase of the project carried out together with the FASB to reform the accounting for business combinations. The revised IFRS 3 and IAS 27 have not yet been endorsed by the European Union. The main changes that the revised IFRS 3 will make to the existing requirements are described below:

•

The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

•

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus the acquired net assets.

•	Transaction costs shall be recognized as expenses in future.

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•

In contrast to the original IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The main changes that the revised IAS 27 will make to the existing requirements are described below:

•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity.

•

If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•

When losses attributed to the minority (non-controlling) interests exceed the minority’s interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest at the beginning of an annual reporting period that begins on or after June 30, 2007. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard also applies at the same earlier time.

Deutsche Telekom is currently analyzing the date of adoption of the amendments to IFRS 3 and IAS 27 and the resulting effects on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2008 the IASB published the revised standard IFRS 2 “Share-based Payment—Vesting Conditions and Cancellations.” The European Union has not yet endorsed the revised IFRS 2. Main changes and clarifications are:

•	Vesting conditions are service conditions and performance conditions only.

•	All (premature) cancellations, whether by the entity itself or by employees, should receive the same accounting treatment.

The amendments to IFRS 2 are effective for financial years beginning on or after January 1, 2009. Earlier application is permitted. Deutsche Telekom is currently analyzing the effects resulting from the application of the revised IFRS 2 on the presentation of results of operations, financial position or cash flows.

In February 2008, the IASB amended IAS 32 “Financial Instruments: Presentation” with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation as equity or liabilities. The European Union has not yet endorsed the amendment to IAS 32. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments, but they generally would include:

•

Puttable instruments that are subordinate to all other classes of instruments and that entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation. A puttable instrument is a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on the occurrence of an uncertain future event or the death or retirement of the instrument holder.

•

Instruments, or components of instruments, that are subordinate to all other classes of instruments and that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amendments of IAS 32 are effective for annual periods beginning on or after January 1, 2009. Earlier application is permitted. We are currently analyzing the date of adoption of the amendment to IAS 32 and the resulting effects on the presentation of our results of operations, financial position or cash flows.

Consolidated group.

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity is controlled. If a subsidiary meets the criteria for classification as held for sale at the acquisition date according to IFRS 5, it shall not be fully consolidated but presented as non-current assets and disposal groups held for sale. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

The composition of the Deutsche Telekom Group changed as follows in the 2007 financial year:

	Domestic	International	Total
Consolidated subsidiaries (including special-purpose entities)
January 1, 2007	71	204	275
Additions	6	7	13
Disposals (including mergers)	(7)	(35)	(42)

December 31, 2007	70	176	246

Associates accounted for using the equity method
January 1, 2007	9	9	18
Additions	0	2	2
Disposals	(1)	(3)	(4)

December 31, 2007	8	8	16

Joint ventures accounted for using the equity method
January 1, 2007	2	0	2
Additions	0	1	1
Disposals	0	0	0

December 31, 2007	2	1	3

Total
January 1, 2007	82	213	295
Additions	6	10	16
Disposals (including mergers)	(8)	(38)	(46)

December 31, 2007	80	185	265

Business combinations.

2007:

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands (Orange Nederland) and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Breedband) via its Group company T-Mobile Netherlands Holding B.V., Deutsche Telekom gained control of the entities as of October 1, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Orange Nederland provides mobile communications products and services based on GSM and UMTS technology. Orange Breedband on the other hand offers broadband Internet lines and other Internet-based services.

The acquired equity interests in Orange Breedband are expected to be sold in the near future. In accordance with IFRS 5 Orange Breedband was classified as held for sale and included in the consolidated financial statements at its fair value (less costs to sell) of EUR 133 million (please refer to Note 20).

Including agreed purchase price adjustments for net debt and expenses that were incurred prior to the acquisition date but resulted in cash outflows at a later date, and for advance payments for the use of the brand, the acquisition costs for Orange Nederland at the acquisition date amounted to EUR 1.2 billion.

The business combination with Orange Nederland resulted in goodwill of EUR 0.4 billion. The main factors resulting in the recognition of goodwill are anticipated savings through synergy effects of the combination and an expected improvement in Deutsche Telekom’s market position in the Netherlands. Cash and cash equivalents in the amount of EUR 18 million were acquired in conjunction with the purchase of Orange Nederland.

The fair values of Orange Nederland’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	Orange Nederland¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	968	752
Current assets	121	127

Cash and cash equivalents	18	18
Other assets	103	109

Non-current assets	847	625
Intangible assets	398	250
Property, plant and equipment	259	375
Other assets	190	—

Liabilities	214	218
Current liabilities	191	199
Financial liabilities	—	—

Trade and other payables	70	78
Other liabilities	121	121

Non-current liabilities	23	19
Financial liabilities	—	—
Other liabilities	23	19

1	Figures excluding goodwill

Orange Nederland was included in Deutsche Telekom’s consolidated financial statements as of October 1, 2007 for the first time. Net revenue increased by EUR 147 million as a result of the acquisition. Had the business combination taken place on January 1, 2007, the Group’s net revenue would have been EUR 493 million higher than the level of net revenue actually generated. Net profit for the current period includes a net loss at Orange Nederland of EUR 37 million. Net profit would have been an additional EUR 30 million lower—the amount of the net loss of Orange Nederland—had the business combination been executed effective January 1, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On October 24, 2007 Deutsche Telekom exercised its preemptive right through Group subsidiary Scout24 AG, Baar, Switzerland, to purchase a share of 66.22 percent in Immobilien Scout GmbH, Berlin, which was previously held by Aareal Bank, Wiesbaden, for the price of EUR 0.4 billion. The acquisition increased Scout24 AG’s existing share of 33.11 percent to 99.33 percent. Immediately prior to the acquisition of the additional 66.22 percent share, the carrying amount of the existing 33.11 percent share in Immobilien Scout was EUR 7 million. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the additional stake is treated as a business combination achieved in stages according to IFRS 3.

The business activities of Immobilien Scout comprise the operation of an Internet-based real estate marketing platform and associated products and services for the German market.

Immobilien Scout was included in Deutsche Telekom’s consolidated financial statements as a fully consolidated subsidiary for the first time effective November 1, 2007. The existing 33.11 percent share in Immobilien Scout was carried at equity until October 31, 2007 and included in the consolidated financial statements as an associate.

The business combination resulted in total goodwill of EUR 0.3 billion. This includes around EUR 20 million from the existing 33.11 percent share that was realized in the course of the initial inclusion at equity of the Scout24 group in February 2004. The recent acquisition of the further 66.22 percent share resulted in goodwill of EUR 283 million. This amount is mainly attributable to positive future income effects and anticipated savings due to synergies. Cash and cash equivalents in the amount of EUR 1 million were acquired in conjunction with the purchase of Immobilien Scout.

The fair values of Immobilien Scout’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	Immobilien Scout¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	168	35
Current assets	31	31

Cash and cash equivalents	1	1
Other assets	30	30

Non-current assets	137	4
Intangible assets	133	1
Property, plant and equipment	3	3
Other assets	1	0

Liabilities	53	13
Current liabilities	13	13
Financial liabilities	—	—

Trade and other payables	—	—
Other liabilities	13	13

Non-current liabilities	40	—
Financial liabilities	—	—
Other liabilities	40	—

1	Figures excluding goodwill

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The EUR 31 million change in fair value relating to the previously held interest (33.11 percent) resulting from the complete revaluation of Immobilien Scout’s assets and liabilities is recognized in the revaluation reserve. The proportion of shareholders’ equity attributable to third parties is approximately EUR 1 million.

Immobilien Scout has contributed EUR 16 million to the Group’s net revenue since the acquisition date. Net profit for the reporting period includes EUR 4 million in profit generated by Immobilien Scout since the acquisition date. Had the business combination taken place at the beginning of the financial year, its revenue contribution would have been EUR 67 million and the contribution to net profit would have been EUR 20 million.

2006:

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. The purchase price was paid in cash.

The information technology service provider gedas advises companies in the automotive and manufacturing industries on the development, systems integration, and operation of IT solutions. The technology expertise acquired in the company’s core market and the understanding of business processes in the automotive sector also benefit numerous customers in other sectors and public administrations. The IT service provider has developed a comprehensive thinking and working principle of its own—Intelligent Transformation—consisting of three elements: technological benefit, integrated view and creating an appropriate interface between people and technology.

The business combination resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group.

The gedas group was included in Deutsche Telekom’s consolidated financial statements as of March 31, 2006 for the first time. The gedas group contributed a total of EUR 495 million to the Group’s net revenue since the acquisition date in the 2006 financial year. Net profit for the 2006 financial year included a net loss at the gedas group since the acquisition date in the amount of EUR 15 million. Had the business combination taken place at the beginning of the 2006 financial year, its revenue contribution in the 2006 financial year would have been EUR 639 million and the loss of the gedas group would have risen to EUR 26 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of the gedas group’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	gedas group¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)

Assets	434	341
Current assets	231	231
Cash and cash equivalents	41	41
Other assets	190	190

Non-current assets	203	110
Intangible assets	112	20
Property, plant and equipment	73	73
Other assets	18	17

Liabilities	341	308
Current liabilities	298	293
Financial liabilities	119	119
Trade and other payables	69	69
Other liabilities	110	105

Non-current liabilities	43	15
Financial liabilities	6	6
Other liabilities	37	9

1	Figures excluding goodwill

Effective April 28, 2006, Deutsche Telekom—through the Group company T-Mobile Austria—acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). tele.ring is an Austrian telecommunications company which primarily provides UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. The business combination resulted in goodwill of EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

•	A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible assets since the recognition criteria were not fulfilled.

•	Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generated a small amount of its revenues with fixed-network business. Since this activity was not consistent with the strategic objectives of T-Mobile Austria, the latter intended to sell off the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group were required to be sold to competitors. At the time of acquisition the relevant assets were classified as held for sale. These assets were sold in the 2007 financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

tele.ring was included in Deutsche Telekom’s consolidated financial statements as of May 1, 2006 for the first time. The revenue generated by tele.ring in the 2006 financial year since the acquisition date was EUR 296 million. Had the business combination already taken place effective January 1, 2006, net revenue in the 2006 financial year would have been EUR 158 million higher. Net profit for the 2006 financial year included a net loss at tele.ring in the amount of EUR 117 million. Net profit in the 2006 financial year would have been lower by EUR 23 million—the amount of the net loss of tele.ring—had the business combination been executed effective January 1, 2006.

The fair values of tele.ring’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	tele.ring group¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	785	666
Current assets	199	119
Cash and cash equivalents	23	23
Assets held for sale	85	0
Other assets	91	96

Non-current assets	586	547
Intangible assets	461	230
Property, plant and equipment	118	304
Other assets	7	13

Liabilities	138	145
Current liabilities	106	99
Financial liabilities	17	17
Trade and other payables	47	47
Other liabilities	42	35

Non-current liabilities	32	46
Financial liabilities	0	0
Other liabilities	32	46

1	Figures excluding goodwill

The deferred tax effects of tax loss carryforwards of EUR 0.9 billion have not been recognized, as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

The merger of T-Online International AG into Deutsche Telekom AG was entered into the commercial register on June 6, 2006. As such, the merger of T-Online International AG into Deutsche Telekom AG has taken effect. In connection with the merger, Deutsche Telekom acquired 9.86 percent of the remaining shares in T-Online by issuing 62.7 million new Deutsche Telekom shares. This transaction generated goodwill of EUR 0.2 billion.

In the third quarter of 2006, Deutsche Telekom bought back 62.7 million Deutsche Telekom shares for a purchase price of EUR 0.7 billion and subsequently retired them. This corresponded to the number of shares

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

newly issued in the course of the merger of T-Online International AG into Deutsche Telekom AG. The buy-back program was implemented solely for the purpose of reducing the share capital of Deutsche Telekom AG so that the merger with T-Online International AG does not lead to a permanent increase in the number of Deutsche Telekom AG shares.

By acquiring a further 48.00 percent of the voting rights in Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland (PTC) (via T-Mobile Deutschland GmbH, Bonn), Deutsche Telekom obtained control of the entity as of October 26, 2006. PTC provides mobile communications products and services based on GSM and UMTS technology.

For reasons of simplicity, PTC was not fully consolidated until November 1, 2006. Due to the existence of a significant influence on the company, PTC was included as an associate in the consolidated financial statements of Deutsche Telekom until then. The carrying amount of the existing 49.00-percent stake in PTC was EUR 1.8 billion at October 31, 2006. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the 48.00-percent stake is treated as a business combination achieved in stages according to IFRS 3.

Since Deutsche Telekom obtained control of the entity upon acquisition of the remaining 48.00 percent of the shares in PTC, PTC’s assets and liabilities were included in the consolidated financial statements of Deutsche Telekom at fair value effective November 1, 2006. The voting rights were acquired by means of exercising a call option. Payments of EUR 0.6 billion have been made to date as consideration for the additional 48.00 percent of the shares in PTC. Any further payments will be made depending on future events. A subsequent adjustment of the purchase price as a result of the judicial determination of the final purchase price would have an impact on goodwill. Cash and cash equivalents in the amount of EUR 0.2 billion were acquired in conjunction with the purchase of PTC.

Including EUR 7 million in costs directly attributable to the business combination incurred for business and legal advisory services, the costs for the acquisition of the 48.00 percent of the shares amount to EUR 1.6 billion. The business combination resulted in total goodwill of EUR 1.7 billion. Goodwill was mainly attributable to cost savings expected from synergy effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of PTC’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	Polska Telefonia Cyfrowa (PTC)¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	3,194	1,900
Current assets	558	558
Cash and cash equivalents	185	185
Assets held for sale	2	2
Other assets	371	371

Non-current assets	2,636	1,342
Intangible assets	1,963	634
Property, plant and equipment	634	706
Other assets	39	2

Liabilities	1,044	666
Current liabilities	432	421
Financial liabilities	127	120
Trade and other payables	28	28
Other liabilities	277	273

Non-current liabilities	612	245
Financial liabilities	262	159
Other liabilities	350	86

1	Figures excluding goodwill

The change in fair value relating to the previously held interest (49.00 percent) resulting from the complete revaluation of PTC’s assets and liabilities was approximately EUR 0.4 billion and was recognized in the revaluation reserve. The proportion of shareholders’ equity attributable to third parties was approximately EUR 65 million.

The revenue generated by PTC in the 2006 financial year since the acquisition date was EUR 299 million. Had the business combination taken place on January 1, 2006, the Group’s net revenue in the 2006 financial year would have been EUR 1,523 million higher than the level of net revenue actually generated. Net profit for the 2006 financial year included a net loss at PTC in the amount of EUR 116 million. Net profit would have been approximately EUR 380 million lower—the amount of the net loss of PTC—had the business combination been executed effective January 1, 2006.

2005:

As part of a public tender offer, Deutsche Telekom purchased approximately 16 percent of the outstanding shares in T-Online International AG for a total price of EUR 1.8 billion. This share acquisition was part of the planned merger of T-Online into Deutsche Telekom AG. These transactions in February and March 2005 led to an increase in goodwill of EUR 0.8 billion.

Magyar Telekom, Deutsche Telekom’s Hungarian subsidiary, acquired an equity interest of approximately 76.5 percent in the Telekom Montenegro group for EUR 0.15 billion in March and May 2005. The purchase price was paid in cash. In addition to traditional fixed-network services, the Telekom Montenegro group not only

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

offers mobile communications services, but also operates as an Internet service provider. The business combination resulted in goodwill of EUR 25 million. Telekom Montenegro was included in Deutsche Telekom’s consolidated financial statements as of March 31, 2005 for the first time.

The fair values of the Telekom Montenegro group’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	Telekom Montenegro group¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	201	181
Current assets	35	35
Cash and cash equivalents	7	7
Other assets	28	28

Non-current assets	166	146
Intangible assets	40	19
Property, plant and equipment	114	122
Other assets	12	5

Liabilities	41	44
Current liabilities	28	34
Financial liabilities	10	15
Trade and other payables	6	6
Other liabilities	12	13

Non-current liabilities	13	10
Financial liabilities	3	3
Other liabilities	10	7

1	Figures excluding goodwill

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pro forma information—unaudited

The following pro forma information shows the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in the financial years 2005 through 2007, as if they had been included in the consolidated financial statements from the beginning of each financial year in which they were acquired.

	2007	2006	2005
	(millions of €)
Net revenue
Reported	62,516	61,347	59,604
Pro forma	63,060	63,172	59,627

Net profit
Reported	569	3,165	5,589
Pro forma	555	2,751	5,589

Earnings per share/ADS (€)
Reported	0.13	0.74	1.31
Pro forma	0.13	0.64	1.31

Principal subsidiaries.

The Group’s principal subsidiaries are presented in the following table:

Name and registered office	Deutsche Telekom share Dec. 31, 2007	Net revenue 2007	Employees 2007
	(in%)	(millions of €)	(average)
T-Mobile USA, Inc., Bellevue, Washington, United States[1], [3]	100.00	14,075	31,655
T-Mobile Deutschland GmbH, Bonn[2]	100.00	7,993	5,983
T-Systems Enterprise Services GmbH, Frankfurt/Main[1]	100.00	5,175	18,537
T-Systems Business Services GmbH, Bonn[1]	100.00	4,928	12,485
T-Mobile Holdings Ltd., Hatfield, United Kingdom[1,3]	100.00	4,812	6,218
Magyar Telekom Nyrt., Budapest, Hungary[1,7]	59.30	2,685	12,108
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland[2]	97.00	1,965	4,684
T-Mobile Netherlands Holding B.V., The Hague, Netherlands[1,3]	100.00	1,318	1,641
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia[1]	51.00	1,202	6,955
T-Mobile Austria Holding GmbH, Vienna, Austria[1,4]	100.00	1,182	1,777
T-Mobile Czech Republic a.s., Prague, Czech Republic[5]	60.77	1,171	2,535
Slovak Telekom a.s., Bratislava, Slovakia[1]	51.00	932	5,620
T-Systems GEI GmbH, Aachen[6]	100.00	416	2,734

1	Consolidated subgroup financial statements.
2	Indirect shareholding via T-Mobile International AG, Bonn (Deutsche Telekom’s share: 100%).
3	Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).
4	Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).
5	Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG’s indirect share: 100%).
6	Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt/Main (Deutsche Telekom AG’s share: 100%).
7	Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG’s share: 100%).

In accordance with § 313 HGB, the full list of investment holdings, which is included in the notes to consolidated financial statements, is published in the electronic Federal Gazette (Bundesanzeiger) together with

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the consolidated financial statements. The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise disclosure simplification options in accordance with § 264 (3) and § 264b HGB.

Consolidation methods.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Non-current assets that are classified as held for sale are recognized at fair value less costs to sell. Any excess of the cost of the business combination over the acquirer’s interest in the net fair value of identifiable assets and of the liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities which exceeds the cost of a business combination is recognized in profit or loss.

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

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized. The carrying amount of the investment accounted for using the equity method is tested for impairment whenever there are indications of impairment. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer’s interest.

Currency translation.

Foreign-currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At balance sheet dates, monetary items are translated at the closing rate, and non-monetary items are translated at the exchange rate at the date of transaction. Exchange rate differences are recognized in profit or loss.

The assets and liabilities of Group entities whose functional currency is not the euro are translated into euros from the local currency using the middle rates at the reporting date. The middle rates are the average of the bid and ask rates at closing on the respective dates. The income statements and corresponding profit or loss of foreign-currency denominated Group entities are translated at average exchange rates for the period. Exchange rate differences are recognized as a separate component of equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The exchange rates of certain significant currencies changed as follows:

	Annual average rate			Rate at balance sheet date
	2007	2006	2005	Dec. 31, 2007	Dec. 31, 2006
	€	€	€	€	€
100 Czech korunas (CZK)	3.60154	3.52842	3.35741	3.76364	3.63768
1 Pound sterling (GBP)	1.46142	1.46671	1.46209	1.36130	1.48966
100 Croatian kuna (HRK)	13.62830	13.65320	13.51280	13.63840	13.60670
1,000 Hungarian forints (HUF)	3.97762	3.78398	4.03201	3.96178	3.97329
100 Macedonian denars (MKD)	1.62699	1.62490	1.65696	1.62538	1.62607
100 Polish zlotys (PLN)	26.42900	25.66560	24.86080	27.89210	26.08550
100 Slovak korunas (SKK)	2.96074	2.68559	2.59153	2.97801	2.89755
1 U.S. dollar (USD)	0.72974	0.79626	0.80325	0.67907	0.75851

Accounting policies.

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

Years
Mobile communications licenses:
FCC licenses	Indefinite
UMTS licenses	7 to 17
GSM licenses	1 to 17

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures and borrowing costs are not capitalized and are expensed as incurred.

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit is impaired and must be reduced in the amount of the difference.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year-period and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Cash flow calculations are supported by external sources of information.

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

On disposal of an item of property, plant and equipment or when no future economic benefits are expected from its use or disposal the carrying amount of the item is derecognized. The gain or loss arising from the derecognition of an item of property, plant and equipment is the difference between the net disposal proceeds, if any, and the carrying amount of the item and is recognized as other operating income or other operating expenses when the item is derecognized. The useful lives of material asset categories are presented in the following table:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset in the balance sheet. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly.

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

Non-current assets and disposal groups held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of carrying amount and fair value less costs to sell and are classified as non-current assets held for sale. Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is restricted to the impairment losses previously recognized for the assets concerned.

Inventories are carried at the lower of net realizable value or cost. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Borrowing costs are not capitalized. Cost is measured using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Deutsche Telekom sells handsets separately and in connection with service contracts. As part of the strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. Because the handset subsidy is part of the Company’s strategy for acquiring new customers the loss on the sale of handset is recognized at the time of the sale.

Pension obligations and other employee benefits relate to obligations to non-civil servants. Liabilities for defined benefit plans are measured using the projected unit credit method, taking into account not only the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. For discounting the present value of benefits, taking into account future salary increases (defined benefit obligation), a rate of 5.50 percent as of December 31, 2007 was used. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The return on plan assets is classified in interest income. Service costs are classified as operating expenses. The amounts payable under defined contribution plans are expensed when the contributions are due and classified as operating expenses. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight line basis over the average remaining vesting period.

For active civil servants and those who have taken leave from civil-servant status and have an employment contract, Deutsche Telekom is obliged to make annual contributions to a special pension fund which makes pension payments to this group of people. The amounts of these contributions are set out by Postreform II, the legislation by which the former Deutsche Bundespost Telekom was legally transformed into a stock corporation, which came into force in 1995, and are therefore not subject to a separate actuarial calculation. The contributions are expensed in the period in which they are incurred and classified as operating expenses. The same applies to deferred compensation contributions to the Telekom Pension Fund and to contributions to defined contribution plans operated by Group entities outside Germany.

Part-time working arrangements for employees approaching retirement are largely based on the block model of the partial retirement arrangement (Altersteilzeit). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro rata basis during the active/working phase. The cumulative outstanding settlement amount is based on the difference between the employee’s remuneration before entering partial retirement (including the employer’s social security contributions) and the remuneration for the part-time service (including the employer’s social security contributions, but excluding top-up payments). The second type of obligation relates to the employer’s obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants are recognized when Deutsche Telekom is demonstrably committed to granting those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to accept the offer. Where termination benefits fall due more than twelve months after the balance sheet date, the expected amount to be paid is discounted to the balance sheet date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Contingencies (contingent liabilities and assets) are potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities can also be present obligations that arise from past events for which an outflow of resources embodying economic benefits is not probable or for which the amount of the obligation cannot be measured reliably. Contingent liabilities are only recognized at their fair value if they were assumed in the course of a business combination. Contingent assets are not recognized. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, promissory notes and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis. To the extent that contracts to buy or sell a non-financial item such as goods or electricity fall within the scope of IAS 39, they are accounted for in accordance with this standard.

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

Trade and other current receivables are measured at the amount the item is initially recognized less any impairment losses using the effective interest method, if applicable. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of operating segments and regional circumstances, this decision is the responsibility of the respective portfolio managers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other non-current receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore have to be classified as held for trading. Any gains or losses arising from subsequent measurement are recognized in the income statement.

Certain types of investment are intended and expected to be held to maturity with reasonable economic certainty. These financial assets are measured at amortized cost using the effective interest method.

Other non-derivative financial assets are classified as available for sale and generally measured at fair value. The gains and losses arising from fair value measurement are recognized directly in equity, unless the impairment is permanent or significant, or the changes in the fair value of debt instruments resulting from currency fluctuations are recognized in profit or loss. The cumulative gains and losses arising from fair value measurement are only recognized in profit or loss on disposal of the related financial assets. If the fair value of unquoted equity instruments cannot be measured with sufficient reliability, these instruments are measured at cost (less any impairment losses, if applicable).

Deutsche Telekom has not yet made use of the option of designating financial assets upon initial recognition as financial assets at fair value through profit or loss.

The carrying amounts of the financial assets that are not measured as fair value through profit or loss are tested at each reporting date to determine whether there is objective, material evidence of impairment (e.g., a debtor is facing serious financial difficulties, it is highly probable that insolvency proceedings will be initiated against the debtor, an active market for the financial asset disappears, there is a substantial change in the technological, economic or legal environment and the market environment of the issuer, or there is a continuous decline in the fair value of the financial asset to a level below amortized cost). Any impairment losses caused by the fair value being lower than the carrying amount are recognized in profit or loss. Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed to income in the appropriate amount. Impairment losses on unquoted equity instruments that are classified as available for sale and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment’s special risk position.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as held for trading and reported at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

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

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the “clean price” and the “dirty price.” In contrast to the clean price, the dirty price also includes the interest accrued. The fair values carried correspond to the full fair value or the dirty price.

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

Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is recognized in profit or loss. In the case of currency risks, the change in the fair value resulting from spot rate changes is designated as the hedged risk. The interest component is separated from the hedge in accordance with IAS 39.74 (b). If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial balance sheet items arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Revenues include all revenues from the ordinary business activities of Deutsche Telekom. Revenues are recorded net of value-added tax and other taxes collected from customers that are remitted to governmental authorities. They are recognized in the accounting period in which they are earned in accordance with the realization principle. Customer activation fees are deferred and amortized over the estimated average period of customer retention, unless they are part of a multiple-element arrangement, in which case they are a component of the arrangement consideration to be paid by the customer. Activation costs and costs of acquiring customers are deferred, up to the amount of deferred customer activation fees, and recognized over the average customer retention period.

For multiple-element arrangements, revenue recognition for each of the elements identified must be determined separately. The framework of the Emerging Issues Task Force Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21) was applied to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires in principle that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). If the fair value of the delivered elements cannot be determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Payments to customers, including payments to dealers and agents (discounts, provisions) are generally recognized as a decrease in revenue. If the consideration provides a benefit in its own right and can be reliably measured, the payments are recognized as expenses.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the balance sheet item “trade and other receivables.” Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

Revenue recognition in Deutsche Telekom’s operating segments shown is as follows:

Mobile Communications Europe and Mobile Communications USA.

Revenue generated by the operating segments Mobile Communications Europe and Mobile Communications USA include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile-customers, as well as other mobile operators. Mobile services revenue are recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Broadband/Fixed Network.

The Broadband/Fixed Network operating segment provides its customers with narrow and broadband access to the fixed network as well as Internet access. It also sells, leases, and services telecommunications equipment for its customers and provides additional telecommunications services. The Broadband/Fixed Network operating segment also conducts business with national and international network operators and with resellers (wholesale including resale). Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the entitlement to the fees accrues. Revenues from customer activation fees are deferred over the average customer retention period. Revenues also result from charges for advertising and e-commerce. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Business Customers.

Business Services.

Telecommunication Services include Network Services, Hosting & ASP Services, and Broadcast Services. Contracts for network services, which consist of the installation and operation of communication networks for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Enterprise Services.

Enterprise Services derives revenues from Computing & Desktop Services, Systems Integration and Telecommunication Services. Revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured.

The terms of contracts awarded by Enterprise Services generally range from less than one year to ten years.

Revenue from Computing & Desktop Services is recognized as the services are provided using a proportional performance model. Revenue is recognized ratably over the contractual service period for fixed-price contracts and on an output or consumption basis for all other service contracts. Revenue from service contracts billed on the basis of time and material used is recognized at the contractual hourly rates as labor hours are delivered and direct expenses are incurred.

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

Revenue from systems integration contracts requiring the delivery of customized products is generally recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. For contracts including milestones, revenues are recognized only when the services for a given milestone are provided and accepted by the customer, and the billable amounts are not contingent upon providing remaining services.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Change in accounting policies.

In November 2006, the International Accounting Standards Board issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. Deutsche Telekom has opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, operating segments are identified based on the “management approach.” This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. In the Deutsche Telekom Group, the Board of Management of Deutsche Telekom AG is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

In contrast to the former reporting structure, Deutsche Telekom reports on five operating segments, which are independently managed by bodies responsible for the respective segments depending on the nature of products and services offered, brands, sales channels, and customer profiles. The identification of Company components as business segments is based in particular on the existence of segment managers who report directly to the Board of Management of Deutsche Telekom AG and who are responsible for the performance of the segment under their charge. In accordance with IFRS 8, Mobile Communications Europe and Mobile Communications USA are reported separately as operating segments, since internal reporting and management channels in the Mobile Communications operating segment have been changed. Prior-year figures have been adjusted accordingly.

Measurement uncertainties.

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates. The actual amounts may differ from those estimates. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties have on the consolidated financial statements.

Measurement of property, plant and equipment, and intangible assets involves the use of estimates for determining the fair value at the acquisition date, provided they were acquired in a business combination. Furthermore, the expected useful lives of these assets must be estimated. The determination of the fair values of assets and liabilities, as well as of the useful lives of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using the discounted cash flow method

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of the mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write down these investments to their fair values, which could adversely affect future operating results.

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

Financial assets include equity investments in foreign telecommunications service providers that are principally engaged in the mobile, fixed-network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involve judgment and rely heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced and this reduction be recognized in profit or loss.

Pension obligations for benefits to non-civil servants are generally satisfied by plans which are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuation, which rely on assumptions including discount rates, life expectancies and, to a limited extent, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension cost. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing composition of ages of the participants in the fund. Deutsche Telekom recognizes provisions in the amount of the actuarially determined present value of Deutsche Telekom’s share in the fund’s future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

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

Revenue recognition.

Customer activation fees.

The operating segments Mobile Communications Europe, Mobile Communications USA and Broadband/Fixed Network receive installation and activation fees from new customers. These fees (and related

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

directly attributable external costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue for any period.

Service contracts.

T-Systems conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized as performance progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1)	Net revenue

Net revenue breaks down into the following revenue categories:

	2007	2006	2005
	(millions of €)
Revenue from the rendering of services	59,125	57,730	55,942
Revenue from the sale of goods and merchandise	3,174	3,240	3,345
Revenue from the use of entity assets by others	217	377	317

	62,516	61,347	59,604

Net revenue increased by EUR 1.2 billion to EUR 62.5 billion in the 2007 financial year, mainly as a result of changes in the composition of the Group. Customer growth in the mobile communications business also contributed to the increase in revenue. The increase was partly offset by exchange rate effects that resulted primarily from the translation of U.S. dollars (USD).

(2)	Cost of sales

Cost of sales increased by EUR 0.5 billion in 2007 to EUR 35.3 billion (2006: EUR 34.8 billion; 2005: EUR 31.9 billion). In addition to customer growth at T-Mobile UK and T-Mobile USA, changes in the composition of the Group were major drivers here. This was partly offset by exchange rate effects, resulting primarily from the translation of USD.

(3)	Selling expenses

The increase in selling expenses by EUR 0.2 billion to EUR 16.6 billion (2006: EUR 16.4 billion; 2005: EUR 14.7 billion) was mainly due to changes in the composition of the Group and higher marketing expenses, for example for new calling plans in the Mobile Communications USA operating segment. By contrast, expenses in connection with staff-related measures in the segments Broadband/Fixed Network, Business Customers and Group Headquarters & Shared Services declined year-on-year.

(4)	General and administrative expenses

The year-on-year reduction in general and administrative expenses by EUR 0.2 billion to EUR 5.1 billion in 2007 (2006: EUR 5.3 billion; 2005: EUR 4.2 billion) was primarily attributable to the year-on-year decrease in expenses in connection with staff-related measures in the operating segments Group Headquarters & Shared Services, Business Customers and Broadband/Fixed Network. Offsetting effects mainly resulted from changes in the composition of the Group.

(5)	Other operating income

	2007	2006	2005
	(millions of €)
Income from divestitures	388	21	1
Income from disposal of non-current assets	300	227	141
Income from reimbursements	226	250	260
Income from reversal of provisions	39	38	978
Miscellaneous other operating income	692	721	1,028

	1,645	1,257	2,408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other operating income increased by EUR 0.4 billion to EUR 1.6 billion in the 2007 financial year, in particular as a result of the gains on the disposal of T-Online France (EUR 0.2 billion) and T-Online Spain (EUR 0.1 billion). No income of a comparable level was recorded in the prior year.

Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

(6)	Other operating expenses

	2007	2006	2005
	(millions of €)
Goodwill impairment losses	327	10	1,920
Loss on disposal of non-current assets	257	155	143
Miscellaneous other operating expenses	1,177	723	1,572

	1,761	888	3,635

The increase in other operating expenses is mainly attributable to the reduction of the carrying amount of goodwill of T-Mobile Netherlands and miscellaneous other operating expenses.

The reduction of the carrying amount of goodwill of T-Mobile Netherlands was not the result of an impairment test but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Since, based on an assessment of all available evidence, Deutsche Telekom determined that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized correspondingly, it was required by IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer—IDW) into account, that the carrying amount of goodwill has to be reduced accordingly.

Besides expenses in connection with the sale of call centers of Vivento Customer Services and the transfer of operations of Vivento Technical Services, miscellaneous other operating expenses in the reporting year are mainly accounted for by a variety of expense items which, individually, are not material.

(7)	Finance costs

	2007	2006	2005
	(millions of €)
Interest income	261	297	398
Interest expense	(2,775)	(2,837)	(2,799)

	(2,514)	(2,540)	(2,401)

Of which: from financial instruments relating to categories in accordance with IAS 39:
Loans and receivables	152	202	220
Held-to-maturity investments	9	14	3
Available-for-sale financial assets	31	27	36
Financial liabilities measured at amortized cost[1]	(2,612)	(2,636)	(2,510)

1	Interest expense calculated according to the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities measured at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2007: interest expense of EUR 42 million; 2006: interest income of EUR 29 million, interest expense of EUR 13 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The year-on-year decrease in finance costs was primarily due to a slight reduction in average net debt.

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

(8)	Share of profit/loss of associates and joint ventures accounted for using the equity method

	2007	2006	2005
	(millions of €)
Share of profit (loss) of joint ventures	24	(89)	(1)
Share of profit of associates	30	113	215

	54	24	214

The share of profit/loss of associates and joint ventures accounted for using the equity method increased year-on-year. While the share of profit/loss of joint ventures improved, the share of profit/loss of associates has decreased due to the full consolidation of PTC since November 2006.

(9)	Other financial income/expense

	2007	2006	2005
	(millions of €)
Income from investments	25	6	32
Gain (loss) from financial instruments	(3)	136	1,090
Interest component from measurement of provisions and liabilities	(396)	(309)	(338)

	(374)	(167)	784

All income components including interest income and expense from financial instruments classified as held for trading in accordance with IAS 39 are reported under other financial income/expense.

Other financial expense increased in comparison with the previous year. Net gain/loss from financial instruments included income from the sale of Celcom (EUR 196 million) in the prior year, whereas in 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo, in particular, were realized.

In the 2005 financial year, the gain from financial instruments included profit of EUR 1.0 billion on the sale of the remaining shares in MTS (Mobile TeleSystems OJSC).

(10)	Income taxes

Income taxes in the consolidated income statement.

Income taxes are broken down into current taxes paid or payable in the individual countries and into deferred taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides a breakdown of income taxes in Germany and International:

	2007	2006	2005
	(millions of €)
Current taxes	212	249	1,203
Germany	(259)	(54)	916
International	471	303	287

Deferred taxes	1,162	(1,219)	(1,005)

Germany	1,122	(666)	1,027
International	40	(553)	(2,032)

	1,374	(970)	198

Deutsche Telekom’s combined income tax rate for 2007 amounted to 39 percent, comprising corporate income tax at a rate of 25 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at an average multiplier of 419 percent. As a result of the 2008 corporate tax reform, the combined income tax rate will be 30.5 percent from 2008. Domestic deferred tax assets and liabilities were adjusted accordingly in 2007. The combined corporate income tax rate for 2006 and 2005 amounted to 39 percent.

Reconciliation of the effective tax rate:

Income taxes of EUR 1,374 million in the reporting year (2006: EUR (970) million; 2005: EUR 198 million) are derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

	2007	2006	2005
	(millions of €)
Profit (loss) before income taxes	2,452	2,604	6,219
Expected income tax expense (income tax rate applicable to Deutsche Telekom AG: 2007: 39%; 2006: 39%; 2005: 39%)	956	1,016	2,425
Adjustments to expected tax expense
Effect of changes in statutory tax rates	734	(8)	(5)
Tax effects from prior years	65	(517)	148
Tax effects from other income taxes	42	7	4
Non-taxable income	(217)	(151)	(503)
Tax effects from equity investments	(21)	(60)	(49)
Non-deductible expenses	63	78	100
Permanent differences	28	(270)	(18)
Impairment of goodwill or negative excess from capital consolidation	130	4	749
Tax effects from loss carryforwards	(306)	(975)	(2,585)
Tax effects from additions to and reductions of local tax	92	109	103
Adjustment of taxes to different foreign tax rates	(182)	(190)	(212)
Other tax effects	(10)	(13)	41

Income tax expense (benefit) according to the consolidated income statement	1,374	(970)	198

Effective income tax rate (%)	56	(37)	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Current income taxes in the consolidated income statement.

The following table provides a breakdown of current income taxes:

	2007	2006	2005
	(millions of €)
Current income taxes	212	249	1,203
Of which:
Current tax expense	579	841	1,111
Prior-period tax expense (income)	(367)	(592)	92

Deferred taxes in the consolidated income statement.

The following table shows the development of deferred taxes:

	2007	2006	2005
	(millions of €)
Deferred tax expense (income)	1,162	(1,219)	(1,005)
Of which:
On temporary differences	325	89	1,103
On loss carryforwards	852	(1,275)	(2,090)

Income tax expense increased compared with the prior year to EUR 1.4 billion. The major reason for this increase was the fact that in the prior year, previously unrecognized deferred tax assets relating to loss carryforwards were recognized and provisions for income taxes were reversed, creating significant one-time favorable effects on income of EUR 1.2 billion and EUR 0.4 billion, respectively. A comparable tax effect had already resulted in a very low tax expense at Deutsche Telekom in 2005.

Moreover, deferred tax assets and deferred tax liabilities were adjusted in the current period in response to changes in German tax rates (decrease in total tax burden on domestic profits from approximately 39 percent to approximately 30 percent as a result of the 2008 corporate tax reform) resulting in a negative effect on income of EUR 0.7 billion. However, this one-time effect did not entail additional tax payments and in turn, did not impact negatively on liquidity or interest.

Two offsetting deferred tax effects did not fully offset this one-time negative impact on income: For one, the state tax burden in the United States was adjusted to reflect more detailed information on the effects of a corporate reorganization (EUR 0.1 billion). The other effect came from the recognition of deferred tax assets on temporary differences and tax loss carryforwards in the Netherlands (EUR 0.3 billion), which resulted almost entirely from the acquisition of T-Mobile Netherlands (formerly Ben Nederland). At the time, neither the deferred tax assets on these temporary differences nor those on loss carryforwards were considered to meet recognition criteria. Based on an assessment of all available evidence and taking into account possible tax optimization options, it was determined that these previously unrecognized temporary differences and loss carryforwards at T-Mobile Netherlands were likely to be utilized in the near future, so associated deferred tax assets had to be recognized.

Current income taxes in the consolidated balance sheet:

	December 31,
	2007	2006
	(millions of €)
Recoverable taxes	222	643
Tax liabilities	437	536

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred taxes in the consolidated balance sheet:

	December 31,
	2007	2006
	(millions of €)
Deferred tax assets	6,610	8,952
Deferred tax liabilities	(6,676)	(8,083)

	(66)	869

Of which:
Recognized in equity	(248)	(20)

Development of deferred taxes:

	December 31,
	2007	2006
	(millions of €)
Deferred taxes recognized in balance sheet	(66)	869
Difference to prior year	(935)	1,060

Of which:
Recognized in income statement	(1,162)	1,219
Recognized in equity	(228)	(275)
Acquisitions/disposals	157	(241)
Currency translation adjustments	297	357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:

	Deferred tax assets Dec. 31, 2007	Deferred tax liabilities Dec. 31, 2007	Deferred tax assets Dec. 31, 2006	Deferred tax liabilities Dec. 31, 2006
	(millions of €)
Current assets	622	(374)	608	(991)
Trade and other receivables	443	(81)	462	(531)
Other financial assets	30	(247)	114	(282)
Inventories	39	(5)	16	(10)
Other assets	110	(41)	16	(168)

Non-current assets	1,642	(8,146)	2,080	(9,290)
Intangible assets	757	(6,187)	1,072	(6,945)
Property, plant and equipment	487	(1,632)	548	(1,907)
Investments accounted for using the equity method	0	(1)	0	(12)
Other financial assets	258	(294)	315	(252)
Other assets	140	(32)	145	(174)

Current liabilities	1,090	(654)	971	(480)
Financial liabilities	71	(102)	81	(105)
Trade and other payables	591	(340)	436	(150)
Other provisions	306	(77)	301	(110)
Other liabilities	122	(135)	153	(115)

Non-current liabilities	2,598	(826)	3,608	(622)
Financial liabilities	848	(549)	1,355	(434)
Provisions for pensions and other employee benefits	417	(186)	682	(15)
Other provisions	798	(58)	914	(171)
Other liabilities	535	(33)	657	(2)
Tax credits	122	—	96	—
Loss carryforwards	5,143	—	6,581	—

Total	11,217	(10,000)	13,944	(11,383)

Of which: non-current	9,002	(8,972)	11,830	(9,912)
Netting	(3,324)	3,324	(3,300)	3,300
Allowance	(1,283)	—	(1,692)	—

Recognition	6,610	(6,676)	8,952	(8,083)

The allowances relate primarily to loss carryforwards.

The loss carryforwards are shown in the following table:

	December 31,
	2007	2006
	(millions of €)
Loss carryforwards for corporate income tax purposes	15,581	17,176
Expiry within
1 year	50	2
2 years	24	45
3 years	8	28
4 years	2,207	8
5 years	178	1,221
After 5 years	5,785	8,452
Unlimited carryforward period	7,329	7,420

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

	December 31,
	2007	2006
	(millions of €)
Loss carryforwards for corporate income tax purposes	4,230	5,017
Expiry within
1 year	50	1
2 years	20	11
3 years	8	5
4 years	1,091	3
5 years	2	1,026
After 5 years	6	120
Unlimited carryforward period	3,053	3,851
Temporary differences in corporate income tax	332	148

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 183 million (December 31, 2006: EUR 184 million) and on temporary differences for trade tax purposes in the amount of EUR 5 million (December 31, 2006: EUR 6 million). Apart from corporate income tax loss carryforwards, no deferred taxes amounting to EUR 86 million (December 31, 2006: EUR 204 million) were recognized for other foreign income tax loss carryforwards.

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

A positive tax effect in the amount of EUR 14 million (2006: EUR 8 million; 2005: EUR 306 million) was recorded, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized.

Despite losses in the current and the prior year, deferred tax assets in the amount of EUR 3,002 million were recognized on loss carryforwards and temporary differences for 2007 (December 31, 2006: EUR 4,684 million; December 31, 2005: EUR 2,425 million), as the Company expects to generate future taxable profits.

Having streamlined T-Mobile UK’s corporate structure in 2006, Deutsche Telekom believes that a capital loss has become available for tax purposes. However, as it is unlikely that the resulting loss carryforward of EUR 9.8 billion, which can only be offset against certain types of profit, can be utilized, it is not included in the loss carryforwards above.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 627 million (December 31, 2006: EUR 616 million) as it is unlikely that these differences will be reversed in the near future.

(11)	Profit/loss attributable to minority interests

Profit attributable to minority interests of EUR 509 million (2006: EUR 409 million; 2005: EUR 432 million) comprises gains of EUR 549 million (2006: EUR 430 million; 2005: EUR 655 million) and losses of EUR 40 million (2006: EUR 21 million; 2005: EUR 223 million).

These amounts are mainly attributable to T-Mobile Czech Republic a.s., Magyar Telekom, HT—Hrvatske telekomunikacije d.d. and T-Mobile Hrvatska d.o.o.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(12)	Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

Basic earnings per share

	2007	2006	2005
Net profit (millions of €)	569	3,165	5,589
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	—	38	98

Adjusted net profit (basic) (millions of €)	569	3,203	5,687
Number of ordinary shares issued (millions)	4,361	4,309	4,198
Treasury shares (millions)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel (millions)	(20)	(22)	(24)
Effect from the potential conversion of the mandatory convertible bond (millions)	—	68	163

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,339	4,353	4,335

Basic earnings per share / ADS (€)	0.13	0.74	1.31

Net profit is calculated as the profit/loss after income taxes less profit/loss attributable to minority interests. The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting. Furthermore, the weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADS), each multiplied by the corresponding time weighting factor.

In the 2006 financial year, 62.7 million Deutsche Telekom shares were bought back. This corresponds to the number of shares newly issued in the course of the merger of T-Online International AG into Deutsche Telekom AG. The issue and the buy-back of the shares were both included in the calculation of the basic earnings per share in the 2006 financial year in line with their respective time weighting.

In addition, for the purpose of calculating basic earnings per share, the number of ordinary shares outstanding was increased in prior years by the total number of shares that would potentially be issued upon conversion of the mandatory convertible bond issued in February 2003. Likewise, net profit was adjusted for all costs (after taxes)—costs for financing the mandatory convertible bond, interest expense for the current period and bank fees—as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit. The mandatory convertible bond was converted into 163 million shares of Deutsche Telekom AG on June 1, 2006. The conversion was taken into account for the 2006 financial year in line with its time weighting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Diluted earnings per share

	2007	2006	2005
Adjusted net profit (basic) (millions of €)	569	3,203	5,687
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0	0

Net profit (diluted) (millions of €)	569	3,203	5,687
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,339	4,353	4,335
Dilutive potential ordinary shares from stock options and warrants (millions)	1	1	3
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,340	4,354	4,338

Diluted earnings per share / ADS (€)	0.13	0.74	1.31

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. The equity instruments described below may dilute basic earnings per share in the future and—to the extent that a potential dilution already occurred in the reporting period—have been included in the calculation of diluted earnings per share.

Stock options of Deutsche Telekom AG.

In 2001, Deutsche Telekom AG created the 2001 Stock Option Plan that led to the issue of stock options in August 2001 (2001 tranche) and July 2002 (2002 tranche). Potential dilutive ordinary shares may be created on the basis of this stock option plan. Options from the 2001 tranche of the 2001 Stock Option Plan have not yet had any dilutive effects. In other words, the 2001 tranche has had no effect on the determination of diluted earnings per share up to now. The determination of diluted earnings per share is, however, impacted by potential dilutive ordinary shares from the 2002 tranche of the 2001 Stock Option Plan. The number of ordinary shares outstanding (basic) was increased by 1 million potential dilutive ordinary shares for 2005. For the 2006 and 2007 financial years, the dilutive effect was less than 1 million shares.

Stock options of T-Mobile USA.

As a consequence of the acquisition of T-Mobile USA in 2001, all outstanding options owned by employees of T-Mobile USA have been converted from T-Mobile USA options into Deutsche Telekom AG options at a conversion rate of 3.7647 for each T-Mobile USA option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. The number of ordinary shares outstanding was increased by 1 million for 2007 (2006: 1 million; 2005: 2 million) potential dilutive ordinary shares.

Stock options and warrants of Powertel.

As a consequence of the acquisition of Powertel in 2001 all outstanding Powertel options have been converted into Deutsche Telekom AG options at a conversion rate of 2.6353 for each Powertel option. The dilutive effect arising from these options was taken into account in the determination of diluted earnings per share. Accordingly, the number of ordinary shares outstanding was increased by the potential dilutive ordinary shares. The dilutive effect from Powertel stock options and Powertel warrants is less than 1 million. The Powertel warrants expired in accordance with the option terms and conditions in February 2006. Since then, the warrants can therefore no longer be exercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(13)	Dividend per share

For the 2007 financial year, the Board of Management proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,386 million (2006: EUR 3,124 million) will be appropriated to the no par value shares carrying dividend rights at February 11, 2008.

The final amount of the total dividend payment depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders’ meeting.

(14)	Goods and services purchased

This item breaks down as follows:

	2007	2006	2005
	(millions of €)
Goods purchased	6,897	7,017	6,190
Services purchased	12,418	11,207	10,157

	19,315	18,224	16,347

(15)	Personnel costs

The following table provides a breakdown of the personnel costs included in the functional costs:

	2007	2006	2005
	(millions of €)
Wages and salaries	12,609	13,436	11,436
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,588	1,598	1,520
Expenses for pension plans	1,056	1,351	1,129
Expenses for benefits	134	157	169

	15,387	16,542	14,254

The year-on-year decline of EUR 1.2 billion in personnel costs to EUR 15.4 billion is due to lower expenses for staff-related measures (early retirement arrangements, voluntary redundancy and severance payments as well as compensation payments) and lower headcounts as a result of the restructuring program. This decline was partially offset by the effect of changes in the composition of the Group and a staff increase at T-Mobile USA.

	2007	2006	2005
	(Average number of employees)
Civil servants	38,265	42,969	46,525
Non-civil servants	205,471	205,511	197,501

Deutsche Telekom Group	243,736	248,480	244,026

Trainees and student interns	10,708	10,346	10,019

The reduction in the average number of employees was primarily caused by the sale of call centers and staff reduction in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31,
	2007	2006	2005
	(Number of employees at balance sheet date)
Germany	148,938	159,992	168,015
International	92,488	88,808	75,680
Non-civil servants	205,867	208,420	197,741
Civil servants	35,559	40,380	45,954

Deutsche Telekom Group	241,426	248,800	243,695

Trainees and student interns	11,932	11,840	11,481

The reduction in the number of employees as of the balance sheet date was also attributable to the sale of call centers and workforce reductions in Germany and Eastern Europe. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group.

(16)	Depreciation, amortization and impairment losses

The following table provides a breakdown of depreciation, amortization and impairment losses contained in the functional costs:

	2007	2006	2005
	(millions of €)
Amortization and impairment of intangible assets	3,490	2,840	4,427
Of which: goodwill impairment losses	327	10	1,920
Of which: amortization of mobile communications licenses	1,017	994	951
Depreciation and impairment of property, plant and equipment	8,121	8,194	8,070

	11,611	11,034	12,497

Amortization and impairment of intangible assets mainly relate to mobile communications licenses, software, customer bases and brand names as well as goodwill. The increase in depreciation, amortization and impairment losses in the 2007 financial year was predominantly attributable to higher amortization of intangible assets following the acquisition, in 2006, of tele.ring and PTC in the Mobile Communications Europe operating segment. This relates primarily to the amortization of the customer base and brand names totaling EUR 0.3 billion. In addition, the carrying amount of the goodwill of T-Mobile Netherlands (formerly Ben Nederland) was reduced by EUR 0.3 billion in the 2007 financial year.

The reduction of the carrying amount of goodwill of T-Mobile Netherlands was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Since, based on an assessment of all available evidence, Deutsche Telekom determined that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized correspondingly, it was required by IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer—IDW) into account, that the carrying amount of goodwill has to be reduced accordingly.

The decrease in amortization and impairment of intangible assets in the 2006 financial year over the 2005 financial year of EUR 1.6 billion was primarily attributable to the goodwill impairment losses at T-Mobile UK in 2005 in the amount of EUR 1.9 billion. No corresponding impairment loss was recognized in 2006. Depreciation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and amortization at the new companies acquired in the Mobile Communications Europe operating segment in 2006—tele.ring and PTC—had the opposite effect. These essentially relate to amortization of the customer base and brand names totaling EUR 0.3 billion.

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

Depreciation of property, plant, and equipment decreased by EUR 0.1 billion in the reporting year, mainly as a result of lower depreciation of technical equipment and machinery.

The following table provides a breakdown of impairment losses:

	2007	2006	2005
	(millions of €)
Intangible assets	378	123	1,958
Of which: goodwill	327	10	1,920
Of which: U.S. mobile communications licenses	9	33	30
Property, plant and equipment	300	287	248
Land and buildings	238	228	233
Technical equipment and machinery	54	13	7
Other equipment, operating and office equipment	4	26	5
Advance payments and construction in progress	4	20	3

	678	410	2,206

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings held for sale less costs to sell. The amounts are reported in other operating expenses.

NOTES TO THE CONSOLIDATED BALANCE SHEET

(17)	Cash and cash equivalents

The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks.

In the reporting period, cash and cash equivalents decreased by EUR 0.6 billion to EUR 2.2 billion. This decrease was largely attributable to dividend payments of EUR 3.8 billion, the repayment of the euro tranche of the 2002 global bond (EUR 2.5 billion), the acquisition of Orange Nederland (EUR 1.3 billion) and the acquisition of additional shares in Immobilien Scout (EUR 0.4 billion). The decrease was to a large extent offset by free cash flow and proceeds from the sale of T-Online France (EUR 0.5 billion) and T-Online Spain (EUR 0.3 billion).

For the development of cash and cash equivalents, please refer to the consolidated cash flow statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(18)	Trade and other receivables

	December 31,
	2007	2006
	(millions of €)
Trade receivables	7,530	7,577
Receivables from construction contracts	166	176

	7,696	7,753

Of the total amount of trade receivables and receivables from construction contracts, EUR 7,693 million (December 31, 2006: EUR 7,749 million) is due within one year.

	Carrying amount as of Dec. 31, 2007	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods
			less than 30 days	between 30 and 60 days	between 61 and 90 days	between 91 and 180 days	between 181 and 360 days	more than 360 days
Trade receivables	7,530	4,039	1,048	162	78	165	39	31

	as of Dec. 31, 2006
Trade receivables	7,577	4,445	872	130	89	69	131	28

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

The following table shows the development of allowances on trade receivables:

	2007	2006
	(millions of €)
Allowances as of January 1	1,148	1,108
Currency translation adjustments	(8)	(29)
Additions (allowances recognized as expense)	662	534
Use	(510)	(425)
Reversal	(221)	(40)

Allowances as of December 31	1,071	1,148

The total additions of EUR 662 million (2006: EUR 534 million) relate to allowances for individual impairments of EUR 144 million (2006: EUR 152 million) and allowances for collective impairments of EUR 518 million (2006: EUR 382 million). Reversals were made of allowances for individual impairments of EUR 85 million (2006: EUR 44 million) and of allowances for collective impairments of EUR 106 million (2006: EUR 62 million).

Deutsche Telekom discontinued selling trade receivables to special-purpose entities in asset-backed securitization (ABS) transactions in December 2007. Trade receivables amounting to EUR 1,165 million were pledged in connection with ABS transactions and other sales of receivables as of December 31, 2006, and collateral amounting to EUR 125 million in the form of cash deposits was pledged to third parties outside the Group. The latter have been recognized as receivables under other financial assets (please refer to Note 24).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

	2007	2006
	(millions of €)
Expenses for full write-off of receivables	378	380
Income from recoveries on receivables written off	52	93

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

(19)	Inventories

	December 31,
	2007	2006
	(millions of €)
Raw materials and supplies	138	106
Work in process	66	79
Finished goods and merchandise	1,255	937
Advance payments	4	7

	1,463	1,129

Of the inventories reported as of December 31, 2007, EUR 640 million (December 31, 2006: EUR 383 million) were recognized at their net realizable value. Write-downs of EUR 55 million (2006: EUR 93 million; 2005: EUR 199 million) on the net realizable value were recognized in profit or loss.

The carrying amount of inventories recognized as expense amounted to EUR 5,713 million (2006: EUR 5,667 million).

(20)	Non-current assets and disposal groups held for sale

As of December 31, 2007, current assets included EUR 1,103 million in non-current assets and disposal groups held for sale relating in particular to Deutsche Telekom AG’s real estate portfolio as well as the subsidiaries T-Systems Media&Broadcast and Vivento Technical Services. In addition, the equity interests in Orange Nederland Breedband were purchased as part of the acquisition of Orange Nederland with the intention to sell. At the time of acquisition the relevant assets and liabilities were classified as held for sale.

The subsidiaries T-Online France and T-Online Spain were sold in the second and third quarters of 2007. The sales are part of the “Focus, fix and grow” strategy. Effective September 1, 2007, Deutsche Telekom sold its radio relay business unit to the Swedish telecommunications and network equipment supplier Ericsson under a managed services partnership agreement. Prior to the disposal, this unit was assigned to the Broadband/Fixed Network operating segment. In addition Tower Broadcasting & Data Services (TBDS), a subsidiary of Slovak Telekom, was sold in the fourth quarter of 2007.

The non-current assets and disposal groups held for sale in the amount of EUR 907 million were reclassified as current assets in the prior year. In addition to assets related to the acquisition of the tele.ring group (EUR 87 million), these assets included in particular FCC licenses of T-Mobile USA (EUR 248 million) and real estate at Deutsche Telekom AG (EUR 469 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Deutsche Telekom AG’s real estate portfolio	T-Systems Media& Broadcast	Orange Nederland Breedband	Other	Total
Operating segment	Group Headquarters & Shared Services	Business Customers	Mobile Communications Europe
	(millions of €)
Current assets	—	45	—	—	45
Trade and other receivables	—	32	—	—	32
Other assets	—	13	—	—	13
Non-current assets	462	324	165	107	1,058
Intangible assets	—	7	—	—	7
Property, plant and equipment	462	311	—	44	817
Investments accounted for using the equity method	—	—	—	62	62
Other assets	—	6	165	1	172

Total non-current assets and disposal groups held for sale	462	369	165	107	1,103

Current liabilities	—	85	32	3	120
Trade and other payables	—	52	—	—	52
Other liabilities	—	33	32	3	68
Non-current liabilities	—	37	—	25	62

Total liabilities directly associated with non-current assets and disposal groups held for sale	—	122	32	28	182

Under IFRS 5 the assets and disposal groups held for sale and directly associated liabilities were included in the consolidated financial statements at their fair value less costs to sell.

The assets and liabilities shown here that are classified as held for sale, and the assets and liabilities associated with disposal groups, are not included in the explanations on the other balance sheet items.

Deutsche Telekom AG’s real estate portfolio

The real estate portfolio held for sale by Group Headquarters & Shared Services relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months via the customary channels.

T-Systems Media&Broadcast

Deutsche Telekom AG concluded an agreement with the French TDF group (Télédiffusion de France) on the sale of all shares of T-Systems Media&Broadcast GmbH, a subsidiary assigned to the Business Customers segment that installs and operates multimedia TV and radio broadcasting platforms. At December 31, 2007, the sale was still awaiting approval from the anti-trust authorities. This was given in January 2008. The company will be deconsolidated with effect from January 1, 2008 for reasons of simplification.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Orange Nederland Breedband

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Orange Breedband) Deutsche Telekom gained control of the entities as of October 1, 2007. The acquisition was conducted indirectly through T-Mobile Netherlands Holding B.V., part of the Mobile Communications Europe segment, with the intention to sell the acquired equity stake in Orange Breedband in the near future. Orange Breedband offers broadband Internet lines and other Internet-based services.

Vivento Technical Services

The transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks as part of a strategic partnership for managed services and network modernization between Deutsche Telekom AG and Nokia Siemens Networks became effective January 1, 2008. Nokia Siemens Networks is one of the world’s leading providers of infrastructure products and services for the communications industry. The company is headquartered in Espoo, Finland. The transfer of operations provides for the transfer of the operating assets of Vivento Technical Services GmbH as well as continued support by Deutsche Telekom in order to ensure a successful transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento Technical Services is assigned to the Group Headquarters & Shared Services segment.

Sale of T-Online France

In the second quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online France S.A.S., which was a part of the Broadband/Fixed Network segment, to the French telecommunications company Neuf Cegetel. The net disposal proceeds amount to EUR 0.5 billion. Neuf Cegetel now holds all shares in the company, which provides Internet services in France under the Club Internet brand. The company was deconsolidated effective June 30, 2007. The gain on the disposal in the amount of EUR 0.2 billion has been included in other operating income.

Sale of T-Online Spain

In the third quarter of 2007, Deutsche Telekom AG sold its subsidiary T-Online Spain S.A.U., which was a part of the Broadband/Fixed Network segment, to France Télécom España S.A. for EUR 0.3 billion. Besides the net proceeds from the sale of the shares (EUR 0.1 billion) the sale price also included the take-over, by France Télécom España, of a shareholders’ loan issued by Deutsche Telekom AG in the amount of EUR 0.2 billion. France Télécom España acquired all shares in the company, which provides Internet services in Spain under the Ya.com brand. The company was deconsolidated effective July 31, 2007. The EUR 0.1 billion gain on the disposal has been included in other operating income.

Sale of Tower Broadcasting & Data Services (TBDS)

Slovak Telekom sold TBDS, its subsidiary operating in the broadcasting business (formerly Rádiokomunikácie o.z. and RK Tower s.r.o.), to the TRI R a.s. consortium with effect from October 5, 2007. Deconsolidation was effective on the same date. Prior to the disposal, TBDS was assigned to the Broadband/Fixed Network segment. The gain on the disposal in the amount of EUR 49 million is included in other operating income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(21)	Intangible assets

		Acquired intangible assets
	Internally generated intangible assets	Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets	Goodwill	Advance payments	Total
	(millions of €)
Cost
At December 31, 2005	1,399	40,786	731	15,194	857	18,343	5,661	28,956	140	71,281
Currency translation	(32)	(1,769)	34	149	12	(1,924)	(40)	(677)	2	(2,476)
Changes in the composition of the Group	0	2,520	247	250	278	0	1,745	265	0	2,785
Additions	287	4,177	26	0	0	3,245	906	1,453	204	6,121
Disposals	111	2,314	51	0	1	1,488	774	2	17	2,444
Reclassifications	202	680	25	0	0	0	655	1,156	(204)	1,834
At December 31, 2006	1,745	44,080	1,012	15,593	1,146	18,176	8,153	31,151	125	77,101
Currency translation	(60)	(2,507)	23	(491)	19	(1,910)	(148)	(1,402)	3	(3,966)
Changes in the composition of the Group	(12)	441	141	56	106	0	138	(224)	(7)	198
Additions	348	764	5	3	16	116	624	733	343	2,188
Disposals	273	593	16	0	0	25	552	6	8	880
Reclassifications	335	194	(123)	0	0	0	317	22	(187)	364
At December 31, 2007	2,083	42,379	1,042	15,161	1,287	16,357	8,532	30,274	269	75,005

		Acquired intangible assets
	Internally generated intangible assets	Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets	Goodwill	Advance payments	Total
	(millions of €)
Accumulated amortization
At December 31, 2005	725	7,300	206	1,581	396	1,296	3,821	10,581	0	18,606
Currency translation	(15)	(114)	6	18	5	(115)	(28)	(398)	0	(527)
Changes in the composition of the Group	0	29	0	0	0	0	29	0	0	29
Additions (amortization)	414	2,303	147	893	68	0	1,195	0	0	2,717
Additions (impairment)	7	106	4	0	0	33	69	10	0	123
Disposals	120	1,982	39	0	1	1,214	728	(3)	0	2,099
Reclassifications	(2)	240	14	0	0	0	226	0	0	238
At December 31, 2006	1,009	7,882	338	2,492	468	0	4,584	10,196	0	19,087
Currency translation	(31)	(254)	9	(95)	5	0	(173)	(888)	0	(1,173)
Changes in the composition of the Group	(3)	(54)	(8)	0	0	0	(46)	0	0	(57)
Additions (amortization)	486	2,626	163	908	100	0	1,455	0	0	3,112
Additions (impairment)	0	51	6	0	0	9	36	327	0	378
Disposals	270	547	12	0	0	9	526	0	0	817
Reclassifications	32	40	(59)	0	0	0	99	3	0	75
Reversal of impairment losses	0	0	0	0	0	0	0	(4)	0	(4)
At December 31, 2007	1,223	9,744	437	3,305	573	0	5,429	9,634	0	20,601

Net carrying amounts
At December 31, 2006	736	36,198	674	13,101	678	18,176	3,569	20,955	125	58,014
At December 31, 2007	860	32,635	605	11,856	714	16,357	3,103	20,640	269	54,404

The net carrying amount of the UMTS licenses of EUR 11,856 million mainly comprises EUR 6,662 million for the license of T-Mobile Deutschland (December 31, 2006: EUR 7,175 million) and EUR 4,360 million for the license of T-Mobile UK (December 31, 2006: EUR 5,113 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying amounts of the goodwill assets are allocated to the following cash-generating units:

	December 31,
	2007	2006
	(millions of €)
Business Customers — Enterprise Services	4,542	4,434
T-Mobile USA	3,476	3,883
T-Mobile UK	2,700	2,954
PTC	1,840	1,721
T-Mobile Austria	1,377	1,377
T-Mobile Netherlands	1,263	1,144
Other	5,442	5,442

Total	20,640	20,955

The changes in goodwill at the cash-generating units T-Mobile USA, T-Mobile UK and PTC are attributable to exchange rate effects from the translation of U.S. dollars, pounds sterling and Polish zlotys. The increase of EUR 0.4 billion in the goodwill allocated to the T-Mobile Netherlands cash-generating unit is attributable to the acquisition of Orange Nederland in 2007. In addition, the carrying amount of goodwill of the T-Mobile Netherlands cash-generating unit was reduced by EUR 0.3 billion in the 2007 financial year. The reduction of the carrying amount of goodwill of T-Mobile Netherlands was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2007. These tests did not result in any impairment of goodwill. On the basis of information currently available and expectations with respect to the market and competitive environment, the figures for all cash generating units fall within the general range of reasonable values.

The measurements of the cash generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include average revenue per user (ARPU), customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in the market and competitive environments could have an adverse effect on the value of the cash-generating units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(22)	Property, plant and equipment

	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
	(millions of €)
Cost
At December 31, 2005	17,146	88,844	7,389	2,665	116,044
Currency translation	(68)	(654)	(87)	(82)	(891)
Changes in the composition of the Group	171	508	223	62	964
Additions	192	2,940	569	3,595	7,296
Disposals	1,275	2,640	568	70	4,553
Reclassifications	287	2,776	(385)	(3,357)	(679)
At December 31, 2006	16,453	91,774	7,141	2,813	118,181
Currency translation	(79)	(1,324)	(141)	(126)	(1,670)
Changes in the composition of the Group	19	(47)	(71)	16	(83)
Additions	114	2,486	544	3,745	6,889
Disposals	967	3,935	703	194	5,799
Reclassifications	291	2,727	24	(3,387)	(345)
At December 31, 2007	15,831	91,681	6,794	2,867	117,173

Accumulated depreciation
At December 31, 2005	6,128	57,155	4,921	34	68,238
Currency translation	(25)	(129)	(62)	1	(215)
Changes in the composition of the Group	8	8	109	0	125
Additions (depreciation)	642	6,493	761	10	7,906
Additions (impairment)	207	13	26	20	266
Disposals	720	2,495	530	16	3,761
Reclassifications	13	250	(502)	0	(239)
Reversal of impairment losses	(8)	0	0	0	(8)
At December 31, 2006	6,245	61,295	4,723	49	72,312
Currency translation	(36)	(628)	(95)	(1)	(760)
Changes in the composition of the Group	0	(124)	(28)	(2)	(154)
Additions (depreciation)	675	6,400	735	11	7,821
Additions (impairment)	221	54	4	4	283
Disposals	598	3,563	545	52	4,758
Reclassifications	22	127	(220)	(1)	(72)
Reversal of impairment losses	(27)	0	(3)	0	(30)
At December 31, 2007	6,502	63,561	4,571	8	74,642

Net carrying amounts
At December 31, 2006	10,208	30,479	2,418	2,764	45,869
At December 31, 2007	9,329	28,120	2,223	2,859	42,531

Restoration obligations of EUR 168 million were recognized as of December 31, 2007 (December 31, 2006: EUR 177 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(23)	Investments accounted for using the equity method

Significant investments in entities accounted for using the equity method and the related goodwill amounts break down as follows:

	December 31,
	2007			2006
Name	Deutsche Telekom share	Net carrying amount	Goodwill	Deutsche Telekom share	Net carrying amount	Goodwill
	(%)	(millions of €)		(%)	(millions of €)
HT Mostar[1,2]	39.10	47	—	30.29	3	—
Iowa Wireless Services LCC	39.74	10	—	39.98	6	—
CTDI Nethouse Services GmbH	49.00	9	—	49.00	10	—
DETECON AL SAUDIA CO. Ltd.	46.50	9	—	46.50	11	—
t-info	25.10	2	—	25.10	56	—
Toll Collect[1]	45.00	—	—	45.00	4	—
Bild.T-Online.de AG Co. KG	n.a.	—	—	37.00	44	36
Immobilien Scout GmbH[3]	n.a.	—	—	33.11	24	20
Other		32	3		31	2

		109	3		189	58

1	Joint venture.
2	Indirect shareholding via HT-Hrvatske telekomunikacije d.d., Croatia (Deutsche Telekom AG’s share: 51.00%).
3	Immobilien Scout GmbH has been fully consolidated since November 2007.

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

	December 31,
	2007	2006
	(billions of €)
Aggregated key financial figures for the associates accounted for using the equity method

Total assets	0.5	0.8
Total liabilities	0.2	0.4

Net revenue	0.4	0.7
Profit	0.0	0.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table is a summary presentation of aggregated key financial figures—pro-rated according to the relevant percentage of shares held—for the joint ventures of Deutsche Telekom accounted for using the equity method:

	December 31,
	2007	2006
	(billions of €)
Aggregated key financial figures for the joint ventures accounted for using the equity method

Total assets	0.5	0.4
Current	0.3	0.2
Non-current	0.2	0.2

Total liabilities	0.4	0.4
Current	0.2	0.2
Non-current	0.2	0.2

Net revenue	0.3	0.2
Profit	0.0	0.0

(24)	Other financial assets

	December 31,
	2007		2006
	Total	Of which: current	Total	Of which: current
	(millions of €)
Originated loans and receivables	1,588	1,348	1,710	1,340

Available-for-sale financial assets	276	79	345	121

Derivatives	457	305	359	301

Miscellaneous assets	297	287	68	63

	2,618	2,019	2,482	1,825

	Carrying amount as of Dec. 31, 2007	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods
			less than 30 days	between 30 and 60 days	between 61 and 90 days	between 91 and 180 days	between 181 and 360 days	more than 360 days
	(millions of €)
Originated loans and receivables
due within one year	1,348	1,330	7	1				1
due after more than one year	240	240

	as of Dec. 31, 2006
Originated loans and receivables
due within one year	1,340	1,264	12	21			42	1
due after more than one year	370	369						1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables of EUR 54 million (December 31, 2006: EUR 52 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 182 million as of December 31, 2007 (December 31, 2006: EUR 214 million).

In the 2007 financial year, EUR 19 million (2006: EUR 10 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or material.

At the balance sheet date T-Mobile Venture Fund GmbH & Co. KG was a major investment that was recognized at cost. No market price was available for the investment. Neither was it possible to derive its fair value in the period in question using comparable transactions. The Company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined. At December 31, 2007 the carrying amount of T-Mobile Venture Fund GmbH & Co. KG was EUR 83 million (December 31, 2006: EUR 73 million). At the preparation date of the financial statements there was no intention to sell the investment.

The investment in Beach Holding Co. (SBS International Puerto Rico, Inc.), which had been carried at cost, was sold in the 2007 financial year. Its carrying amount at the time of disposal was EUR 21 million. A disposal gain of EUR 10 million was recorded.

(25)	Financial liabilities

	December 31, 2007
	Total	due within one year	due > 1 year < 5 years	due > 5 years
	(millions of €)
Bonds and other securitized liabilities
- Nonconvertible bonds	21,786	2,564	10,571	8,651
- Commercial papers, medium-term notes, and similar liabilities	10,508	1,518	6,509	2,481
Liabilities to banks	4,260	1,848	1,522	890

	36,554	5,930	18,602	12,022

Lease liabilities	2,139	162	422	1,555
Liabilities arising from ABS transactions	—	—	—	—
Promissory notes	690	—	10	680
Other interest-bearing liabilities	527	135	244	148
Other non-interest-bearing liabilities	1,994	1,897	91	6
Derivative financial liabilities	1,002	951	16	35

	6,352	3,145	783	2,424

Financial liabilities	42,906	9,075	19,385	14,446

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31, 2006
	Total	due within one year	due > 1 year < 5 years	due > 5 years
	(millions of €)
Bonds and other securitized liabilities
- Nonconvertible bonds	25,033	2,488	11,497	11,048
- Commercial papers, medium-term notes, and similar liabilities	11,255	1,108	6,346	3,801
Liabilities to banks	2,348	295	1,188	865

	38,636	3,891	19,031	15,714

Lease liabilities	2,293	213	420	1,660
Liabilities arising from ABS transactions	1,139	271	868	—
Promissory notes	680	—	—	680
Other interest-bearing liabilities	373	87	131	155
Other non-interest-bearing liabilities	2,799	2,724	66	9
Derivative financial liabilities	562	497	35	30

	7,846	3,792	1,520	2,534

Financial liabilities	46,482	7,683	20,551	18,248

Bonds and other securitized liabilities are mainly issued by Deutsche Telekom International Finance B.V., a wholly-owned subsidiary of Deutsche Telekom AG. Deutsche Telekom AG provides a full and irrevocable guarantee for all liabilities issued by Deutsche Telekom International Finance B.V.

A liquidity reserve in the form of credit lines and, where necessary, cash is maintained to guarantee the solvency and financial flexibility of Deutsche Telekom at all times. For this purpose, the Company entered into standardized bilateral credit agreements with 29 banks amounting to a total of EUR 17.4 billion. The Company currently pays a commitment fee of 0.075 percent (2006: 0.075 percent) for credit lines not drawn and Euribor + 0.15 percent (2006: + 0.15 percent) for credit lines drawn. The terms and conditions depend on Deutsche Telekom’s credit rating. The bilateral credit agreements have a maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables show Deutsche Telekom’s contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

		Cash flows 2008			Cash flows 2009
	Carrying amount Dec. 31, 2007	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
	(millions of €)
Non-derivative financial liabilities: bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities	(37,244)	(1,757)	(281)	(5,729)	(1,557)	(215)	(4,495)
Finance lease liabilities	(1,636)	(124)	—	(169)	(117)	—	(96)
Other interest-bearing liabilities	(1,030)	(38)	—	(204)	(38)	—	(92)
Other non-interest-bearing liabilities	(1,994)	—	—	(1,965)	—	—	(14)
Derivative financial liabilities and assets:
Derivative financial liabilities:
- Currency derivatives without a hedging relationship	(51)	—	—	(31)	—	—	(19)
- Currency derivatives in connection with cash flow hedges	(90)	—	—	(93)	—	—	—
- Interest rate derivatives without a hedging relationship	(785)	(60)	(7)	(75)	(30)	(22)	(72)
- Interest rate derivatives in connection with fair value hedges	(49)	54	(67)	—	73	(91)	—
- Interest rate derivatives in connection with cash flow hedges	(2)	(17)	18	—	(4)	1	—
Derivative financial assets:
- Currency derivatives without a hedging relationship	68	—	—	41	—	—	21
- Interest rate derivatives without a hedging relationship	209	108	(87)	118	39	(43)	2
- Interest rate derivatives in connection with fair value hedges	131	283	(282)	—	225	(227)	—
- Interest rate derivatives in connection with cash flow hedges	24	(36)	47	—	(82)	93	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Cash flows 2010-2012			Cash flows 2013-2017			Cash flows 2018 and thereafter
	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
	(millions of €)
Non-derivative financial liabilities: bonds, other securitized liabilities, liabilities to banks, promissory notes and similar liabilities	(3,669)	(257)	(14,139)	(2,678)	(7)	(7,212)	(4,249)	—	(6,637)
Finance lease liabilities	(305)	—	(262)	(352)	—	(499)	(310)	—	(610)
Other interest-bearing liabilities	(112)	—	(144)	(189)	—	(162)	(134)	—	(437)
Other non-interest-bearing liabilities	—	—	(18)	—	—	(1)	—	—	(1)
Derivative financial liabilities and assets:
Derivative financial liabilities:
- Currency derivatives without a hedging relationship	—	—	—	—	—	—	—	—	—
- Currency derivatives in connection with cash flow hedges	—	—	—	—	—	—	—	—	—
- Interest rate derivatives without a hedging relationship	63	(163)	(167)	33	(104)	(189)	100	(288)	(101)
- Interest rate derivatives in connection with fair value hedges	174	(214)	—	279	(314)	—	482	(554)	—
- Interest rate derivatives in connection with cash flow hedges	—	—	—	—	—	—	—	—	—
Derivative financial assets:
- Currency derivatives without a hedging relationship	—	—	—	—	—	—	—	—	—
- Interest rate derivatives without a hedging relationship	15	2	2	(7)	5	2	—	—	—
- Interest rate derivatives in connection with fair value hedges	361	(369)	—	118	(100)	—	—	—	—
- Interest rate derivatives in connection with cash flow hedges	(138)	125	—	(4)	3	—	—	—	—

All instruments held at December 31, 2007 and for which payments were already contractually agreed were included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2007. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period.

In accordance with Postreform II (§ 2 (4) of the Stock Corporation Transformation Act—Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG’s liabilities which were outstanding at January 1, 1995. At December 31, 2007, this figure was a nominal EUR 2.0 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(26)	Trade and other payables

	December 31,
	2007	2006
	(millions of €)
Trade payables	6,811	7,121
Liabilities from construction contracts	12	39

	6,823	7,160

Of the total of trade and other payables, EUR 6,810 million (December 31, 2006: EUR 7,157 million) is due within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(27)	Additional disclosures on financial instruments

Carrying amounts, amounts recognized, and fair values by measurement category.

	Category in accordance with IAS 39	Carrying amount Dec. 31, 2007	Amounts recognized in balance sheet according to IAS 39				Amounts recognized in balance sheet according to IAS 17	Fair value Dec. 31, 2007
			Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
	(millions of €)
Assets
Cash and cash equivalents	LaR	2,200	2,200	—	—	—	—	2,200
Trade receivables	LaR	7,530	7,530	—	—	—	—	7,530
Other receivables	LaR/n.a.	1,588	1,318	—	—	—	270	1,588
Other non-derivative financial assets					—	—	—	—
- Held-to-maturity investments	HtM	297	297	—	—	—	—	297
- Available-for-sale financial assets	AfS	276	—	182	94	—	—	94	[1]
Derivative financial assets
- Derivatives without a hedging relationship	FAHfT	277	—	—	—	277	—	277
- Derivatives with a hedging relationship	n.a.	180	—	—	49	131	—	180

Liabilities
Trade payables	FLAC	6,811	6,811	—	—	—	—	6,811
Bonds and other securitized liabilities	FLAC	32,294	32,294	—	—	—	—	33,644
Liabilities to banks	FLAC	4,260	4,260	—	—	—	—	4,336
Liabilities arising from ABS transactions	FLAC	—	—	—	—	—	—	—
Promissory notes	FLAC	690	690	—	—	—	—	743
Other interest-bearing liabilities	FLAC	1,030	1,030	—	—	—	—	1,046
Other non-interest-bearing liabilities	FLAC	1,994	1,994	—	—	—	—	1,994
Finance lease liabilities	n.a.	1,636	—	—	—	—	1,636	1,821
Derivative financial liabilities
- Derivatives without a hedging relationship (held for trading)	FLHfT	861	—	—	—	861	—	861
- Derivatives with a hedging relationship (hedge accounting)	n.a.	141	—	—	92	49	—	141

Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)	—	11,048	11,048	—	—	—	—	11,048
Held-to-maturity investments (HtM)	—	297	297	—	—	—	—	297
Available-for-sale financial assets (AfS)	—	276	—	182	94	—	—	94¹
Financial assets held for trading (FAHfT)	—	277	—	—	—	277	—	277
Financial liabilities measured at amortized cost (FLAC)	—	47,079	47,079	—	—	—	—	48,574
Financial liabilities held for trading (FLHfT)	—	861	—	—	—	861	—	861

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Category in accordance with IAS 39	Carrying amount Dec. 31, 2006	Amounts recognized in balance sheet according to IAS 39				Amounts recognized in balance sheet according to IAS 17	Fair value Dec. 31, 2006
			Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss
	(millions of €)
Assets
Cash and cash equivalents	LaR	2,765	2,765	—	—	—	—	2,765
Trade receivables	LaR	7,577	7,577	—	—	—	—	7,577
Other receivables	LaR/n.a.	1,710	1,429				281	1,710
Other non-derivative financial assets
- Held-to-maturity investments	HtM	66	66	—	—	—	—	66
- Available-for-sale financial assets	AfS	345	—	214	131	—	—	131	[1]
- Financial assets held for trading	FAHfT	2	—	—	—	2	—	2
Derivative financial assets
- Derivatives without a hedging relationship	FAHfT	280	—	—	—	280	—	280
- Derivatives with a hedging relationship	n.a.	79	—	—	14	65	—	79

Liabilities
Trade payables	FLAC	7,121	7,121	—	—	—	—	7,121
Bonds and other securitized liabilities	FLAC	36,288	36,288	—	—	—	—	39,060
Liabilities to banks	FLAC	2,348	2,348	—	—	—	—	2,474
Liabilities arising from ABS transactions	FLAC	1,139	1,139	—	—	—	—	1,139
Promissory notes	FLAC	680	680	—	—	—	—	768
Other interest-bearing liabilities	FLAC	883	883	—	—	—	—	883
Other non-interest-bearing liabilities	FLAC	2,799	2,799	—	—	—	—	2,799
Finance lease liabilities	n.a.	1,783		—	—	—	1,783	2,000
Derivative financial liabilities
- Derivatives without a hedging relationship (held for trading)	FLHfT	439	—	—	—	439	—	439
- Derivatives with a hedging relationship (hedge accounting)	n.a.	123	—		58	65	—	123

Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)	—	11,771	11,771		—	—	—	11,771
Held-to-maturity investments (HtM)	—	66	66		—	—	—	66
Available-for-sale financial assets (AfS)	—	345	—	214	131	—	—	131¹
Financial assets held for trading (FAHfT)	—	282	—		—	282	—	282
Financial liabilities measured at amortized cost (FLAC)	—	51,258	51,258		—	—	—	54,244
Financial liabilities held for trading (FLHfT)	—	439	—		—	439	—	439

1	For details, please refer to Note 24.

Cash and cash equivalents and trade and other receivables mainly have short-term maturities. For this reason, their carrying amounts at the reporting date approximate their fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The fair values of unquoted bonds, liabilities to banks, promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom’s credit spread curve for specific currencies.

Net gain/loss by measurement category.

	From interest, dividends	From subsequent measurement			From derecognition	Net gain (loss)
		At fair value	Currency translation	Impairment/ reversal of impairment		2007	2006
	(millions of €)
Loans and receivables (LaR)	152	n.a.	(1,440)	(797)	2	(2,083)	(1,656)
Held-to-maturity investments (HtM)	9	—	—	—	—	9	14
Available-for-sale financial assets (AfS)	56	—	—	(19)	28	65	226
Financial instruments held for trading (FAHfT and FLHfT)	n.a.	(393)	n.a.	n.a.	—	(393)	(17)
Financial liabilities measured at amortized cost (FLAC)	(2,570)	—	1,824	n.a.	—	(746)	(1,505)

Total	(2,353)	(393)	384	(816)	30	(3,148)	(2,938)

Interest from financial instruments is recognized in finance costs, dividends in other financial income (please refer to Notes 7 and 9).

Deutsche Telekom recognizes the other components of net gain/loss in other financial income/expense, except for impairments/reversal of impairments of trade receivables that are classified as loans and receivables which are reported under selling expenses (please refer to Note 3).

The net loss from the subsequent measurement for financial instruments held for trading (EUR 393 million) also includes interest and currency translation effects.

The net currency translation losses on financial assets classified as loans and receivables (EUR 1,440 million) are primarily attributable to the Group-internal transfer of foreign-currency loans taken out by Deutsche Telekom’s financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 1,824 million.

Finance costs from financial liabilities measured at amortized cost (EUR 2,570 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest income from

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

interest added back and discounted from trade payables. However, it does not include the interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (please refer to Note 7).

Net losses of EUR 1 million (2006: losses of EUR 1 million) from remeasurement were recognized in shareholders’ equity in 2007 as a result of the recognition of changes in the fair values of available-for-sale financial assets. Of the amounts recorded in shareholders’ equity, gains totaling EUR 1 million (2006: losses of EUR 3 million) were reclassified to the income statement in the 2007 financial year.

(28)	Other liabilities

	December 31,
	2007	2006
	(millions of €)
Deferred revenues	1,909	2,082
Other liabilities	4,112	3,696

	6,021	5,778

Other liabilities increased by EUR 0.2 billion to EUR 6.0 billion. This is primarily attributable to increased liabilities in connection with the early retirement scheme for civil servants which was largely offset by a decline in liabilities for voluntary redundancy and severance payments.

In addition, other liabilities encompass liabilities from other taxes and social security liabilities.

(29)	Provisions for pensions and other employee benefits

The company pension scheme can generally be divided into defined benefit and defined contribution plans.

Defined benefit plans

Defined benefit plans require the employer to pay the agreed pension benefits and to fund these by recognizing pension provisions or plan assets.

In addition to the Group’s pension obligations for non-civil servants based on direct and indirect pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz—GG). Deutsche Telekom’s indirect pension commitments were made to its employees via the Versorgungsanstalt der Deutschen Bundespost (VAP) and the Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, the pensioners covered by this collective agreement no longer receive their pension payments from the VAP as the indirect provider of pension services, but directly and with a legal claim from Deutsche Telekom. VAP’s obligations are therefore suspended (parallel obligation). Those pensioners remaining in the VAP continue to receive their benefits directly from the VAP as the provider of pension services. Pursuant to the VAP’s business plan, Deutsche Telekom will to a certain extent continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Pursuant to the change to the articles of association of the VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of the VAP.

As a result of the harmonization of the company pension plan in 2005 within the Deutsche Telekom Group, as of October 2005 obligations (primarily employment relationships existing at Deutsche Telekom AG as of October 1, 2005) that were previously processed through DTBS have been handled directly by Deutsche Telekom AG and with a legal claim on the part of the employees.

Benefits relating to other direct pension plans are generally determined on the basis of salary levels and years of service; these benefit obligations are also usually determined by the amounts credited by Deutsche Telekom to its capital accounts.

Calculation of defined benefit liabilities (+) / defined benefit assets (-)

	December 31,
	2007	2006
	(millions of €)
Present value of funded obligations	1,368	1,515
Plan assets at fair value	(986)	(966)

Projected benefit obligations in excess of plan assets	382	549

Present value of non-funded obligations	4,959	5,619
Unrecognized past service cost	(3)	(1)

Net defined benefit liabilities (+)/defined benefit assets (-)	5,338	6,167

Pension provisions break down into defined benefit liabilities and defined benefit assets as follows:

	December 31,
	2007	2006
	(millions of €)
Defined benefit assets presented on the balance sheet	(16)	0
Defined benefit liabilities presented on the balance sheet	5,354	6,167

Net defined benefit liabilities (+)/defined benefit assets (-)	5,338	6,167

The defined benefit assets are recognized under other assets in the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the composition of pension obligations:

	December 31,
	2007	2006
	(millions of €)
Pension obligations
- Direct	4,955	5,615
- Indirect	380	548
Obligations in accordance with Article 131 GG	3	4

Net defined benefit liabilities (+)/ defined benefit assets (-)	5,338	6,167

The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19.

The calculations were based on the following assumptions at the respective balance sheet dates:

Assumptions for the measurement of defined benefit obligations as of December 31:	2007	2006
(%)
Discount rate	5.50/3.25²/5.40³	4.45/3.25²/4.80³
Projected salary increase	2.50/3.25¹/1.50²/4.20³	2.50/3.25¹/1.50²/4.00³
Projected pension increase	1.00/1.70/0.60²/3.20³	1.00/1.50/0.60²/3.00³

1	For non-civil servants not covered by collective agreements.
2	Switzerland.
3	United Kingdom.

For calculating the present value of pension obligations, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 5.5 percent as of December 31, 2007. This interest rate was determined based on a weighted average term of the obligation of approximately 15 years. As the obligations are denominated in euros, the discount rate is based on the rate of return of high-quality European corporate bonds with AA rating for which a yield curve is prepared based on spot rates. The discount rate is determined in the same way for the entire Group.

Assumptions for determining the pension expense for years ending December 31:	2007	2006	2005
(%)
Discount rate	4.45/3.25²/4.80³	4.10/3.25²/4.75³	5.25/3.25²/5.30³
Projected salary increase	2.50/3.25¹/1.50²/4.00³	2.75/3.50¹/1.00²/3.90³	2.75/3.50¹/1.00²/3.80³
Return on plan assets	4.00/4.50²/6.47³	4.00/4.50²/6.60³	5.00/4.50²/7.25³
Projected pension increase	1.00/1.50/0.60²/3.00³	1.00/1.50/1.00²/2.90³	1.00/1.50/1.00²/2.80³

1	For non-civil servants not covered by collective agreements.
2	Switzerland.
3	United Kingdom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Development of defined benefit obligations in the reporting year:

	2007	2006
	(millions of €)
Present value of the defined benefit obligations as of January 1	7,134	7,016
Current service cost	217	389
Interest cost	307	285
Contributions by plan participants	4	7
Change in obligations	(40)	40
Actuarial (gains) losses	(947)	(303)
Total benefits actually paid	(296)	(289)
Plan amendments	2	(18)
Exchange rate fluctuations for foreign-currency plans	(54)	7

Present value of the defined benefit obligations as of December 31	6,327	7,134

Taking the plan assets into consideration, the pension obligations were accounted for in full.

Development of plan assets at fair value in the respective reporting year:

	2007	2006
	(millions of €)
Plan assets at fair value, as of January 1	966	901
Expected return on plan assets	50	46
Actuarial (losses) gains	(24)	11
Contributions by employer	43	37
Contributions by plan participants	4	7
Benefits actually paid through pension funds	(56)	(61)
Change in obligations	41	21
Exchange rate fluctuations for foreign-currency plans	(38)	4

Plan assets at fair value, as of December 31	986	966

Breakdown of plan assets at fair value by investment category:

	December 31,
	2007	2006
	(%)
Equity securities	35	36
Debt securities	48	50
Real estate	10	11
Other	7	3

The investment structure is defined, managed and regularly reviewed using asset/liability studies. The resulting target allocations for the plan assets of the respective pension plans therefore reflect the duration of the obligations, the defined benefit obligation, the minimum requirements for the policy reserve, and other factors. To improve the financing status of the plans to the best possible extent, a certain portion of the funds has been invested in investment categories the return of which exceeds that of fixed-rate investments.

The remaining target allocation risk is monitored and managed on a regular basis using downside risk management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2007, the plan assets did not include any shares (December 31, 2006: EUR 1.6 million) issued by Deutsche Telekom. No own financial instruments were included in the years shown.

Determination of the expected return on essential plan assets:

The expected return on plan assets for 2008 is 4.3 percent (VAP and DTBS), 4.5 percent (Switzerland) and 7.0 percent (United Kingdom).

These expectations are based on consensus forecasts for each asset class as well as on banks’ estimates. The forecasts are based on historical figures, economic data, interest rate forecasts, and anticipated stock market developments.

The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:

	Income statement account	2007	2006	2005
		(millions of €)
Current service cost	Personnel costs (pension benefit costs)	217	389	223
Interest cost	Other financial income (expense)	307	285	289
Expected return on plan assets	Other financial income (expense)	(50)	(46)	(47)
Past service cost	Personnel costs (pension benefit costs)	0	(18)	0

Pension expense		474	610	465

Curtailment / settlement		33	12	0

Actual return on plan assets		26	57	101

The statement of income and expenses recognized directly in equity includes the following amounts:

	2007	2006	2005
	(millions of €)
Cumulative (gains) losses recognized directly in equity as of January 1	1,265	1,579	480

Recognition directly in equity of actuarial (gains)/losses in the reporting period	(923)	(314)	1,099

Cumulative (gains) losses recognized directly in equity as of December 31	342	1,265	1,579

Expected employer contributions for the subsequent year are estimated as follows:

2008
(millions of €)
Expected contributions by employer	44

Amounts for the current year and four preceding years of pension obligations, plan assets, assets in excess of benefit obligations, and experience-based adjustments.

	December 31,
	2007	2006	2005	2004	2003
	(millions of €)
Defined benefit obligations	6,327	7,134	7,016	5,311	5,032
Plan assets at fair value	(986)	(966)	(901)	(623)	(489)

Projected benefit obligations in excess of plan assets (funded status)	5,341	6,168	6,115	4,688	4,543

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2007	2006	2005
	(Adjustment in %)
Experience-based increase (+)/(decrease) (-) of pension obligations	(0.8)	(0.4)	2.2
Experience-based increase (+)/(decrease) (-) of plan assets	(2.5)	1.1	6.5

Defined contribution plans.

Individual Group entities grant defined contribution plans to their employees. Under defined contribution plans, the employer does not assume any other obligations above and beyond the payment of contributions to an external fund. The amount of the future pension payments will exclusively depend on the contribution made by the employer (and their employees, if applicable) to the external fund, including income from the investment of such contributions. Current contributions are reported as an expense in functional costs during the respective year. In 2007 they amounted to EUR 103 million (2006: EUR 74 million; 2005: EUR 73 million). Of this amount, EUR 1 million (2006: EUR 1 million; 2005: EUR 1 million) were pledged to commitments to members of staff in key positions.

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

In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG), BPS-PT makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant-status. The level of Deutsche Telekom’s payment obligations to its special pension fund is defined under § 16 of the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz—PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. A contribution of EUR 772 million was recognized as an ongoing expense in 2007 (2006: EUR 842 million; 2005: EUR 862 million; please refer to Note 40).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(30)	Other provisions

	Personnel	Restoration obligations	Investment risks	Litigation risks	Reimbursements	Other	Total
	(millions of €)
At December 31, 2005	3,013	642	311	238	153	1,300	5,657
Of which: current	2,097	6	311	88	152	967	3,621
Changes in the composition of the Group	70	53	0	4	4	46	177
Currency translation adjustments	(12)	(1)	0	2	(4)	(17)	(32)
Addition	3,283	90	0	150	132	794	4,449
Use	(2,269)	(35)	(311)	(51)	(110)	(644)	(3,420)
Reversal	(243)	(37)	0	(31)	(13)	(200)	(524)
Interest effect	41	31	0	0	0	2	74
Other changes	6	(30)	0	18	(7)	(101)	(114)

At December 31, 2006	3,889	713	0	330	155	1,180	6,267
Of which: current	1,954	6	0	113	149	871	3,093
Changes in the composition of the Group	(2)	19	0	0	0	2	19
Currency translation adjustments	(25)	(11)	0	0	(2)	(21)	(59)
Addition	3,708	45	0	148	148	1,319	5,368
Use	(2,836)	(95)	0	(71)	(123)	(698)	(3,823)
Reversal	(302)	(14)	0	(61)	(37)	(188)	(602)
Interest effect	94	27	0	0	0	2	123
Other changes	84	(20)	0	5	12	(344)	(263)

At December 31, 2007	4,610	664	0	351	153	1,252	7,030

Of which: current	2,167	10	0	165	138	885	3,365

Provisions for personnel costs include a variety of individual issues such as provisions for deferred compensation and allowances, as well as for anniversary gifts. Moreover, the expenses associated with staff-related measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

Deutsche Telekom continued the staff restructuring program announced in the 2005 financial year. Part of this HR restructuring program in Germany is socially responsible staff adjustment on a voluntary basis and largely without the need for compulsory redundancies. Socially responsible HR tools such as severance and redundancy models as well as partial and early retirement arrangements contribute substantially to the achievement of this aim. Some of these HR measures are covered by law and will apply beyond 2008. The cut-off date for the early retirement arrangement for civil servants, for example, which was enabled by a new law in November 2006, is the end of 2010. For civil servants employed at Deutsche Telekom, the law provides the opportunity under certain conditions to retire early from the age of 55. Within the framework of the staff restructuring program, provisions in connection with the early retirement arrangements for civil servants until 2010 and for compensation payments in connection with the collective agreement on Telekom Service were recognized in the 2007 financial year.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(31)	Shareholders’ equity

Statement of changes in shareholders’ equity from January 1, 2005 to December 31, 2007:

	Equity attributable to equity holders of the parent								Minority interests
	Equity contributed			Consolidated shareholders’ equity generated		Other comprehensive income	Treasury shares	Total (equity attributable to equity holders of the parent)	Minority interest capital	Other compre- hensive income	Total (minority interest in shareholders’ equity)	Total (consolidated shareholders’ equity)
Changes in shareholders’ equity	Number of shares	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	(thousands)	(millions of €)		(millions of €)		(millions of €)			(millions of €)			(millions of €)
Balance at January 1, 2005	4,197,854	10,747	49,528	(18,058)	1,594	(2,678)	(8)	41,125	4,332	55	4,387	45,512

Changes in the composition of the Group				(6)				(6)	(1,009)	4	(1,005)	(1,011)
Profit after income taxes					5,589			5,589	432		432	6,021
Unappropriated net profit (loss) carried forward				1,594	(1,594)			0			0	0
Dividends				(2,586)				(2,586)	(351)		(351)	(2,937)
Sale of treasury shares (anniversary campaign)							2	2			0	2
Proceeds from the exercise of stock options	224		33					33			0	33
Actuarial gains and losses				(697)				(697)			0	(697)
Change in other comprehensive income (not recognized in income statement)				5		2,589		2,594	4	44	48	2,642
Recognition of other comprehensive income in income statement						(966)		(966)			0	(966)

Balance at December 31, 2005	4,198,078	10,747	49,561	(19,748)	5,589	(1,055)	(6)	45,088	3,408	103	3,511	48,599

Balance at January 1, 2006	4,198,078	10,747	49,561	(19,748)	5,589	(1,055)	(6)	45,088	3,408	103	3,511	48,599

Changes in the composition of the Group								0	(44)		(44)	(44)
Profit after income taxes					3,165			3,165	409		409	3,574
Unappropriated net profit (loss) carried forward				5,589	(5,589)			0			0	0
Dividends				(3,005)				(3,005)	(277)		(277)	(3,282)
Mandatory convertible bond	162,988	417	1,793	(71)				2,139			0	2,139
T-Online merger	62,730	161	631					792	(607)		(607)	185
Share buy-back/retirement	(62,730)	(161)	(548)					(709)			0	(709)
Sale of treasury shares			(1)				1	0			0	0
Proceeds from the exercise of stock options	53		62					62			0	62
Actuarial gains and losses				187				187	(3)		(3)	184
Change in other comprehensive income (not recognized in income statement)				71		(1,214)		(1,143)	9	102	111	(1,032)
Recognition of other comprehensive income in income statement						(6)		(6)			0	(6)

Balance at December 31, 2006	4,361,119	11,164	51,498	(16,977)	3,165	(2,275)	(5)	46,570	2,895	205	3,100	49,670

Balance at January 1, 2007	4,361,119	11,164	51,498	(16,977)	3,165	(2,275)	(5)	46,570	2,895	205	3,100	49,670

Changes in the composition of the Group				(5)				(5)			0	(5)
Profit after income taxes					569			569	509		509	1,078
Unappropriated net profit (loss) carried forward				3,165	(3,165)			0			0
Dividends				(3,124)				(3,124)	(497)		(497)	(3,621)
Proceeds from the exercise of stock options	179	1	26					27			0	27
Actuarial gains and losses				559				559			0	559
Change in other comprehensive income (not recognized in income statement)				156		(2,632)		(2,476)	4	(1)	3	(2,473)
Recognition of other comprehensive income in income statement								0			0	0

Balance at December 31, 2007	4,361,298	11,165	51,524	(16,226)	569	(4,907)	(5)	42,120	2,911	204	3,115	45,235

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(32)	Issued capital

As of December 31, 2007, the share capital of Deutsche Telekom totaled EUR 11,165 million. The share capital is divided into 4,361,297,603 no par value registered shares. Each share entitles the holder to one vote.

The Federal Republic’s direct shareholding in Deutsche Telekom AG, represented by the Federal Agency, was 14.8 percent at December 31, 2007 (December 31, 2006: 14.8 percent), while KfW’s shareholding at December 31, 2007 was 16.9 percent (December 31, 2006: 16.9 percent) and the Blackstone Group’s 4.4 percent (December 31, 2006: 4.4 percent). This means that as of December 31, 2007, 646,575,126 no par value shares (EUR 1.7 billion) of the share capital were held by the Federal Republic; 735,667,390 no par value shares (EUR 1.9 billion) by KfW and 192,000,000 no par value shares (EUR 491 million) by the Blackstone Group. The remaining shares are in free float.

In the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/Powertel Inc., Bellevue (United States), Deutsche Telekom granted options on shares of Deutsche Telekom AG in exchange for the outstanding warrants between Deutsche Telekom and T-Mobile USA/Powertel at the time of the acquisition. As of December 31, 2007, the number of Deutsche Telekom shares reserved for the stock options granted to T-Mobile USA/Powertel employees and still outstanding was 7,079,479.

Authorized capital

Authorized capital comprised the following components as of December 31, 2007:

2004 Authorized capital:

The Board of Management is authorized, with the approval of the Supervisory Board, to increase the share capital by up to an amount of EUR 2,399,410,734.08 by issuing up to 937,269,818 no par value registered shares against non-cash capital contributions in the period up to May 17, 2009. This authorization may be exercised in full or in one or several partial amounts. The Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders’ preemptive rights when issuing new shares for business combinations or for the acquisition of companies, parts thereof or equity interests in companies, including increasing an existing investment, or other assets eligible for contribution for such acquisitions, including receivables from the Company. The Board of Management is authorized, with the approval of the Supervisory Board, to determine the rights accruing to the shares in the future and the conditions for issuing shares.

The Board of Management exercised the authority originally amounting to EUR 2,560,000,000 with the approval of the Supervisory Board in August 2005 and resolved to increase the share capital in the amount of EUR 160,589,265.92 (62,730,182 no par value shares) for the purpose of the merger of T-Online International AG into Deutsche Telekom AG. The implementation of this capital increase was entered in the commercial register on September 12, 2005; it took effect together with the entry of the merger in the commercial register on June 6, 2006.

When the merger took effect, existing shares in T-Online International AG were exchanged at the ratio agreed in the merger agreement of 25 T-Online International AG shares to 13 Deutsche Telekom AG shares. This resulted in an increase of issued capital by EUR 161 million. To prevent the merger from increasing the number of shares of Deutsche Telekom AG permanently, the Board of Management of Deutsche Telekom resolved on August 10, 2006 in accordance with the authorizing resolution of the shareholders’ meeting on May 3, 2006 to buy back and retire 62,730,182 shares of the Company (corresponding to the number of new shares issued as a result of the merger of T-Online International AG into Deutsche Telekom AG). The Supervisory Board approved this share retirement. Between August 14 and August 25, 2006, a total of 62,730,182 shares with a proportionate amount of the share capital of EUR 160,589,269.92, i.e., approximately 1.4 percent of the share capital at that time, were repurchased by the Company at an average price of EUR 11.29 for a total consideration of EUR 708,482,743.99.

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

Contingent capital

Contingent capital comprised the following components as of December 31, 2007:

Contingent capital II:

The share capital has been contingently increased by up to EUR 31,870,407.68, composed of up to 12,449,378 new no par value registered shares. The contingent capital increase is exclusively for the purpose of meeting preemptive rights to shares from stock options granted in the period until December 31, 2003 on the basis of the authorization for a 2001 Stock Option Plan granted by resolution of the shareholders’ meeting on May 29, 2001.

178,353 stock options granted under the 2001 Stock Option Plan were exercised in the 2007 financial year. As a result, contingent capital II amounting to EUR 32,326,991.36 decreased by EUR 456,583.68 (178,353 no par value shares) to EUR 31,870,407.68. The share capital rose accordingly in the 2007 financial year.

Contingent capital IV:

The share capital has been contingently increased by EUR 600,000,000, composed of 234,375,000 no par value shares. The contingent capital increase shall only be implemented to the extent that it is needed to service convertible bonds or bonds with warrants issued or guaranteed on or before April 25, 2010.

(33)	Capital reserves

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences to the capital reserves of Deutsche Telekom AG result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of VoiceStream/Powertel instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs. Furthermore, there were additional allocations to capital reserves in 2007 from the exercise of conversion rights by former shareholders of T-Mobile USA/Powertel.

(34)	Retained earnings including carryforwards

Retained earnings were impacted in particular by the appropriation of an amount of EUR 3.2 billion in net profit for the prior year, Deutsche Telekom AG’s payment of EUR 3.1 billion in dividends for the 2006 financial year, and the actuarial gains and losses of EUR 0.6 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(35)	Other comprehensive income

Other comprehensive income declined year-on-year by EUR 2.6 billion to EUR -4.9 billion. This was due in particular to negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies and to losses which are recognized as other comprehensive income as part of cash flow hedges. A positive effect resulted primarily from the adjustment of deferred taxes on net investment hedges in connection with the corporate tax reform.

(36)	Treasury shares

Through a resolution by the shareholders’ meeting on May 3, 2007, the Board of Management is authorized to acquire up to 436,117,555 treasury shares, i.e., up to almost 10 percent of the share capital, until November 2, 2008. This authorization may be exercised in full or in part. The shares can be acquired in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The treasury shares acquired on the basis of this authorization may be resold on the stock exchange, tendered to shareholders on the basis of a subscription offer extended to all shareholders, disposed of, with the approval of the Supervisory Board, in a manner other than on the stock exchange or tender to all shareholders, used, with the approval of the Supervisory Board, to list the Company’s shares on foreign stock exchanges, granted, with the approval of the Supervisory Board, to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or equity interests in companies, used, with the approval of the Supervisory Board, for the fulfillment of conversion or option rights/obligations arising from convertible bonds or bonds with warrants issued by the Company based on the authority resolved by the shareholders’ meeting on April 26, 2005 under item 9 of the agenda, or retired with the approval of the Supervisory Board. The authorization granted to the Board of Management by the shareholders’ meeting on May 3, 2006, to acquire treasury shares, ended when this new authorization took effect on May 3, 2007; the authorizations granted by the shareholders’ meeting resolution of May 3, 2006, on the use of treasury shares acquired remain unaffected.

At 1,881,508 shares, the holding of treasury shares, remaining unchanged since last year’s balance sheet date, breaks down as follows:

Number
1999 Employee Stock Purchase Plan	5,185,278
Decrease as a result of the 2000 Employee Stock Purchase Plan	(2,988,980)
Decrease as a result of the 2005 Employee Stock Purchase Plan	(314,790)

1,881,508

Treasury shares are carried at cost. Treasury shares amount to a total of approximately EUR 5 million or 0.04 percent of issued capital. All treasury shares are held by Deutsche Telekom AG.

(37)	Minority interest

Minority interest remained at the prior-year level as a result of offsetting effects. While pro rata profit after income taxes had a positive effect, minority interest decreased due to the payment of dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

OTHER DISCLOSURES

(38)	Notes to the consolidated cash flow statement

Net cash from operating activities.

Net cash from operating activities amounted to EUR 13.7 billion in the 2007 financial year, compared with EUR 14.2 billion in the prior year. This decrease is primarily attributable to the negative development of working capital, partially offset by a positive effect from tax payments totaling EUR 1.4 billion compared with the prior year. Income tax receipts of EUR 0.2 billion were recorded in the reporting year as compared with tax payments of EUR 1.2 billion in the prior year. In addition, net interest payments were reduced by EUR 0.3 billion year-on-year.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 8.1 billion in 2007 as compared with EUR 14.3 billion in the previous year. This change was primarily the result of lower cash outflows for investments in intangible assets and property, plant and equipment which declined by a total of EUR 3.8 billion. This decline was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in the prior year for EUR 3.3 billion for which there was no comparable single investment in 2007. Furthermore, proceeds from the disposal of property, plant and equipment were EUR 0.2 billion higher than in the prior year.

Lower cash outflows of EUR 0.7 billion for acquisitions and higher cash inflows of EUR 0.9 billion from disposals of businesses compared with the previous year also had a positive impact on net cash used in investing activities. In the reporting year, the acquisition of Orange Nederland and Immobilien Scout resulted in cash outflows of EUR 1.5 billion and the disposal of T-Online France, T-Online Spain, and TBDS contributed cash inflows of EUR 0.9 billion, whereas in the prior year, cash outflows for tele.ring, PTC, gedas, and Maktel totaled EUR 2.2 billion.

Net cash used in financing activities.

Net cash used in financing activities increased from EUR 2.1 billion in the prior year to EUR 6.1 billion in 2007.

This change is primarily attributable to a EUR 6.3 billion decline in proceeds from the issue of non-current financial liabilities and a EUR 0.5 billion increase in the repayment of non-current financial liabilities. These effects in net cash used in financing activities were partly offset by a EUR 2.6 billion increase in net proceeds from the issue of current financial liabilities. The issuance and repayment of current financial liabilities increased year-on-year due to the drawdown of several short-term credit lines.

In addition to short-term drawdowns of credit lines amounting to EUR 1.4 billion net, the issue of financial liabilities in 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In the same period, a euro tranche of the 2002 global bond of EUR 2.5 billion and medium-term notes of EUR 1.1 billion and ABS liabilities of EUR 1.1 billion were repaid.

In addition, dividend payments increased by EUR 0.6 billion year-on-year, partly as a result of an increase of EUR 0.1 billion in dividend payments at Deutsche Telekom AG, of EUR 0.1 billion at Hrvatske Telekomunikacije d.d., and of EUR 0.1 billion at Slovak Telekom a.s. Furthermore, a dividend payment of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EUR 0.1 billion by Makedonski Telekominikacii A.D. was recorded in the reporting year, as was the dividend payment by Magyar Telekom for 2005 and 2006 amounting to EUR 0.2 billion, for which there were no comparable payments in the prior year.

A positive effect also resulted from the fact that a buy-back of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG was recorded in the prior year, for which there was no comparable outflow in the reporting period.

(39)	Segment reporting

In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8 “Operating Segments.” IFRS 8 replaces IAS 14 “Segment Reporting” and must be applied to reporting periods beginning on or after January 1, 2009. Deutsche Telekom has opted for early adoption of IFRS 8, beginning with the financial year ending on December 31, 2007. According to IFRS 8, reportable operating segments are identified based on the “management approach.” This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. In the Deutsche Telekom Group, the Board of Management of Deutsche Telekom AG is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.

In contrast to the former reporting structure, Deutsche Telekom reports on five operating segments, which are independently managed by bodies responsible for the respective segments depending on the nature of products and services offered, brands, sales channels, and customer profiles. The identification of Company components as business segments is based in particular on the existence of segment managers who report directly to the Board of Management of Deutsche Telekom AG and who are responsible for the performance of the segment under their charge. In accordance with IFRS 8, Mobile Communications Europe and Mobile Communications USA are reported separately as operating segments, since internal reporting and management channels in the Mobile Communications segment have been changed. Prior-year figures have been adjusted accordingly.

Information on the Group’s segments is presented below.

The Mobile Communications Europe operating segment bundles all activities of T-Mobile International AG in Germany, the United Kingdom, the Netherlands, Austria, Poland, and the Czech Republic, as well as Deutsche Telekom’s other mobile communications activities in Slovakia, Croatia, Macedonia, Montenegro, and Hungary.

The Mobile Communications USA operating segment combines all activities of T-Mobile International AG in the U.S. market.

All entities in the Mobile Communications Europe and Mobile Communications USA operating segments offer mobile voice and data services to consumers and business customers. The T-Mobile subsidiaries also market mobile devices and other hardware in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Broadband/Fixed Network operating segment offers consumers and small business customers traditional fixed-network services on the basis of a state-of-the-art infrastructure, broadband Internet access, and multimedia services. This segment also conducts business with national and international network operators and with resellers (wholesale including resale). In addition, it provides wholesale telecommunications services for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deutsche Telekom’s other operating segments. Outside Germany, the Broadband/Fixed Network segment has a presence in both Western and Eastern Europe: In Western Europe, it is represented by subsidiaries in Austria and Switzerland. The subsidiary T-Online France was sold in the second quarter and the subsidiary T-Online Spain in the third quarter of 2007. In Eastern Europe’s markets, the operating segment has operations primarily in Hungary including Macedonia, Montenegro, Bulgaria and Romania (Magyar Telekom), Croatia (T-Hrvatski Telekom), and Slovakia (Slovak Telekom).

The Business Customers operating segment is divided into two operating business units: T-Systems Enterprise Services, which supports around 60 multinational corporations and large public authorities, and T-Systems Business Services, which serves around 160,000 large and medium-sized business customers. T-Systems is represented by subsidiaries in more than 20 countries, with a particular focus on the Western European countries of Germany, France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands. The service provider offers its customers a full range of information and communication technology (ICT) from a single source. It realizes integrated ICT solutions on the basis of its extensive expertise in these two technological areas. T-Systems develops and operates infrastructure and industry solutions for its key accounts. Products and services offered to medium-sized enterprises range from low-cost standard products and high-performance networks based on the Internet Protocol (IP) to developing complete ICT solutions.

Group units and subsidiaries that are not directly allocated to one of the aforementioned operating segments are included in the Group Headquarters & Shared Services segment. Group Headquarters is responsible for strategic and cross-segment management functions. All other operating functions not directly related to the aforementioned segments’ core business are assumed by Shared Services. These include the Real Estate Services division, whose activities include the management of Deutsche Telekom AG’s real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. Vivento, which is also part of Shared Services, is responsible for placing employees and creating employment opportunities. Shared Services primarily has activities in Germany. Real Estate Services also has operations in Hungary and in Slovakia offering facility management services. The main Shared Services subsidiaries include DeTeImmobilien, Deutsche Telekom Immobilien und Service GmbH, GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, and Vivento Customer Services GmbH. Since the beginning of the 2007 financial year, the Group Headquarters & Shared Services segment has also included the shared services and headquarters functions of Magyar Telekom. Deutsche Telekom reported these functions as part of the Broadband/Fixed Network operating segment until the end of 2006.

The reconciliation summarizes the elimination of links between segments.

The measurement principles for Deutsche Telekom’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT), among other factors. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

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

Where entities accounted for using the equity method are directly allocable to a segment, their share of profit/loss after income taxes and their carrying amount is reported in this segment’s accounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group’s non-current assets and net revenue are shown by region. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe (excluding Germany) region covers the entire European Union (excluding Germany) and the other countries in Europe. The North America region comprises the United States and Canada. The “Other countries” region includes all countries that are not Germany or in Europe (excluding Germany) or North America. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue is allocated according to the location of the respective customers’ operations.

			Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations (EBIT)	Interest income	Interest expense	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Income taxes
	(millions of €)
Mobile Communications Europe	2007		20,000	713	20,713	2,436	208	(495)	0	635
	2006	[1]	17,700	755	18,455	2,746	168	(514)	77	13
	2005	[1]	16,673	945	17,618	1,487	164	(531)	131	(554)

Mobile Communications USA	2007		14,050	25	14,075	2,017	99	(457)	6	(518)
	2006	[1]	13,608	20	13,628	1,756	68	(408)	3	651
	2005	[1]	11,858	29	11,887	1,519	14	(271)	2	2,035

Broadband/Fixed Network	2007		19,072	3,618	22,690	3,250	522	(62)	46	(84)
	2006	[2]	20,366	4,149	24,515	3,356	256	(41)	31	(241)
	2005	[2]	21,447	4,395	25,842	5,264	407	(47)	54	(175)

Business Customers	2007		8,971	3,016	11,987	(323)	91	(99)	0	(47)
	2006	[2]	9,301	3,568	12,869	(835)	61	(99)	(86)	(50)
	2005	[2]	9,328	3,817	13,145	458	45	(107)	3	(28)

Group Headquarters & Shared Services	2007		423	3,445	3,868	(1,973)	1,015	(3,309)	2	(1,361)
	2006	[2]	372	3,386	3,758	(2,138)	1,055	(3,043)	(2)	342
	2005	[2]	298	3,279	3,577	(1,010)	1,033	(3,064)	(1)	(1,474)

Total	2007		62,516	10,817	73,333	5,407	1,935	(4,422)	54	(1,375)
	2006		61,347	11,878	73,225	4,885	1,608	(4,105)	23	715
	2005		59,604	12,465	72,069	7,718	1,663	(4,020)	189	(196)

Reconciliation	2007		—	(10,817)	(10,817)	(121)	(1,674)	1,647	0	1
	2006		—	(11,878)	(11,878)	402	(1,311)	1,268	1	255
	2005		—	(12,465)	(12,465)	(96)	(1,265)	1,221	25	(2)

Group	2007		62,516	—	62,516	5,286	261	(2,775)	54	(1,374)
	2006		61,347	—	61,347	5,287	297	(2,837)	24	970
	2005		59,604	—	59,604	7,622	398	(2,799)	214	(198)

1	In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is structured in five operating segments for the first time: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.
2	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Segment assets	Segment liabilities	Segment investments	Investments accounted for using the equity method	Depreciation and amortization	Impairment losses	Employees
			(millions of €)						(average)
Mobile Communications Europe	2007		35,151	5,263	2,249	0	(3,903)	(338)	30,802
	2006	[1]	36,950	5,187	3,231	0	(3,342)	(25)	25,345
	2005	[1]	31,945	4,493	1,807	1,595	(3,004)	(1,921)	24,536

Mobile Communications USA	2007		30,146	3,441	2,203	10	(1,883)	(9)	31,655
	2006	[1]	33,162	3,070	5,200	6	(1,958)	(33)	28,779
	2005	[1]	33,066	3,092	4,481	4	(1,741)	(30)	24,943

Broadband/Fixed Network	2007		25,668	7,235	3,176	86	(3,605)	(70)	97,690
	2006	[2]	26,913	8,106	3,251	157	(3,744)	(95)	107,006
	2005	[2]	27,374	7,069	3,389	97	(3,974)	(8)	110,611

Business Customers	2007		9,352	4,699	987	9	(882)	(25)	56,566
	2006	[2]	9,333	4,869	1,223	23	(939)	(7)	56,595
	2005	[2]	8,893	4,010	986	18	(894)	(11)	52,591

Group Headquarters & Shared Services	2007		11,946	8,536	565	4	(708)	(259)	27,023
	2006	[2]	11,882	7,608	594	2	(710)	(237)	30,755
	2005	[2]	11,376	5,563	619	3	(739)	(233)	31,345

Total	2007		112,263	29,174	9,180	109	(10,981)	(701)	243,736
	2006		118,240	28,840	13,499	188	(10,693)	(397)	248,480
	2005		112,654	24,227	11,282	1,717	(10,352)	(2,203)	244,026

Reconciliation	2007		(3,201)	(3,619)	(103)	0	48	23	—
	2006		(2,963)	(3,142)	(84)	1	69	(13)	—
	2005		(1,743)	(866)	(182)	108	61	(3)	—

Group	2007		109,062	25,555	9,077	109	(10,933)	(678)	243,736
	2006		115,277	25,698	13,415	189	(10,624)	(410)	248,480
	2005		110,911	23,361	11,100	1,825	(10,291)	(2,206)	244,026

1	In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is structured in five operating segments for the first time: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.
2	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Net cash from (used in) operating activities	Net cash from (used in) investing activities	Of which: cash capex[3]	Net cash from (used in) financing activities
			(millions of €)
Mobile Communications Europe	2007		6,494	(3,537)	(1,938)	447
	2006	[1]	4,882	(3,166)	(1,950)	(3,049)
	2005	[1]	5,271	(667)	(1,717)	(3,120)

Mobile Communications USA	2007		3,622	(2,714)	(1,958)	(831)
	2006	[1]	3,388	(5,291)	(5,297)	1,904
	2005	[1]	2,846	(3,869)	(3,886)	(837)

Broadband/Fixed Network	2007		6,673	909	(2,805)	(2,895)
	2006	[2]	8,812	(2,575)	(3,250)	(4,802)
	2005	[2]	9,391	(2,201)	(2,432)	(6,022)

Business Customers	2007		553	(854),	(921)	1,191
	2006	[2]	816	(1,523)	(795)	475
	2005	[2]	1,575	(1,034)	(795)	(872)

Group Headquarters & Shared Services	2007		854	(3,766)	(471)	(6,933)
	2006	[2]	3,208	(3,952)	(508)	(1,866)
	2005	[2]	4,213	(1,246)	(475)	(6,774)

Total	2007		18,196	(9,962)	(8,093)	(9,021)
	2006		21,106	(16,507)	(11,800)	(7,338)
	2005		23,296	(9,017)	(9,305)	(17,625)

Reconciliation	2007		(4,482)	1,908	78	2,896
	2006		(6,884)	2,202	(6)	5,277
	2005		(8,238)	(1,101)	36	9,586

Group	2007		13,714	(8,054)	(8,015)	(6,125)
	2006		14,222	(14,305)	(11,806)	(2,061)
	2005		15,058	(10,118)	(9,269)	(8,039)

1	In contrast to the previous presentation of the three strategic business areas Mobile Communications, Broadband/Fixed Network and Business Customers together with Group Headquarters & Shared Services, reporting as of December 31, 2007 is structured in five operating segments for the first time: Mobile Communications Europe, Mobile Communications USA, Broadband/Fixed Network, Business Customers, and Group Headquarters & Shared Services.
2	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the Business Customers and Group Headquarters & Shared Services segments. In previous periods these results were only reported under the Broadband/Fixed Network segment. Prior-year figures have been adjusted accordingly.
3	Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, as shown in the cash flow statement.

RECONCILIATION OF THE TOTAL OF THE SEGMENTS’ PROFIT OR LOSS TO PROFIT

AFTER INCOME TAXES

	2007	2006	2005
	(millions of €)
Total profit (loss) of reportable segments	5,407	4,885	7,718
Reconciliation to the Group	(121)	402	(96)
Profit from operations (EBIT) of the Group	5,286	5,287	7,622
Loss from financial activities	(2,834)	(2,683)	(1,403)
Income taxes	(1,374)	970	(198)

Profit after income taxes	1,078	3,574	6,021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

RECONCILIATION OF SEGMENT ASSETS AND SEGMENT LIABILITIES

	December 31,
	2007	2006	2005
	(millions of €)
Total assets of reportable segments	112,263	118,240	112,654
Reconciliation to the Group	(3,201)	(2,963)	(1,743)
Segment assets of the Group	109,062	115,277	110,911
Cash and cash equivalents	2,200	2,765	4,975
Current recoverable income taxes	222	643	613
Other current financial assets (excluding receivables from suppliers)	1,862	1,677	1,225
Investments accounted for using the equity method	109	189	1,825
Other non-current financial assets (excluding receivables from suppliers)	599	657	779
Deferred tax assets	6,610	8,952	8,140

Assets in accordance with the consolidated balance sheet	120,664	130,160	128,468

Total liabilities of reportable segments	29,174	28,840	24,227
Reconciliation to the Group	(3,619)	(3,142)	(866)
Segment liabilities of the Group	25,555	25,698	23,361
Current financial liabilities (excluding liabilities to customers)	8,930	7,374	10,139
Income tax liabilities	437	536	1,358
Non-current financial liabilities	33,831	38,799	36,347
Deferred tax liabilities	6,676	8,083	8,331
Other liabilities	—	—	333

Liabilities in accordance with the consolidated balance sheet	75,429	80,490	79,869

INFORMATION BY GEOGRAPHIC AREA

	Non-current assets			Net revenue
	December 31,
	2007	2006	2005	2007	2006	2005
	(millions of €)
Germany	44,808	47,449	48,661	30,694	32,460	34,183
International	52,702	57,151	54,220	31,822	28,887	25,421
Of which:
Europe (excluding Germany)	25,238	26,786	23,568	17,264	14,823	13,272
North America	27,407	30,344	30,628	14,159	13,700	11,858
Other countries	57	21	24	399	364	291

Group	97,510	104,600	102,881	62,516	61,347	59,604

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(40)	Contingencies and other financial obligations

Contingencies

	December 31,
	2007	2006
	(millions of €)
Contingent liabilities relating to lawsuits and other proceedings	350	178
Other contingent liabilities	25	6

	375	184

Contingent liabilities relating to lawsuits and other proceedings include liabilities that on the basis of the information and estimates available, do not fulfill the requirements for recognition as liabilities in the balance sheet. Deutsche Telekom is involved in a number of court and arbitration proceedings in connection with its regular business activities. Litigation provisions include legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the results of operations and financial position of the Group.

Other financial obligations

	December 31,
	2007	2006
	(millions of €)
Obligations arising from non-cancelable operating leases (including rental agreements and leases)	20,276	20,247
Present value of payments to special pension fund	7,267	8,300
Purchase commitments and similar obligations	4,452	3,501
Purchase commitments for interests in other companies	1,815	94
Miscellaneous other obligations	356	125

	34,166	32,267

At December 31, 2007 the obligations arising from non-cancelable operating leases (including rental agreements and leases) remained stable year-on-year. While the lease obligations especially at T-Mobile USA increased due to the expansion of telecommunications networks, exchange rate effects in particular from the translation of U.S. dollars had an offsetting effect.

The present value of payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the Posts and Telecommunications Reorganization Act amounted to EUR 7.3 billion at December 31, 2007 (please refer to Note 29).

The increase in purchase commitments is mainly a result of higher obligations for the acquisition of property, plant and equipment, and similar obligations. These are largely related to network expansion at T-Mobile UK and T-Mobile USA and network infrastructure services in the Broadband/Fixed Network operating segment.

The rise in purchase commitments for interests in other companies is mainly attributable to T-Mobile USA, which is expected to acquire the regional mobile communications provider SunCom Wireless Holdings, Inc. in the first half of 2008. The total value of the transaction is approximately EUR 1.6 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(41)	Disclosures on leases

Deutsche Telekom as lessee

Finance leases

When a lease transfers substantially all risks and rewards to Deutsche Telekom, Deutsche Telekom initially recognizes the leased assets in the balance sheet at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the balance sheet as part of a finance lease relate to long-term rental and lease agreements for office buildings with a typical lease term of up to 25 years. The agreements include extension and purchase options. The following table shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the balance sheet date:

	Dec. 31, 2007	Of which: sale and leaseback transactions	Dec. 31, 2006	Of which: sale and leaseback transactions
	(millions of €)
Land and buildings	1,207	692	1,283	740
Technical equipment and machinery	102	—	171	—
Other	35	2	42	21

Net carrying amounts of leased assets capitalized	1,344	694	1,496	761

At the commencement of the lease term, Deutsche Telekom recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

December 31, 2007	Minimum lease payments		Interest component		Present values
Maturity	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
	(millions of €)
Within 1 year	275	117	121	71	154	46
In 1 to 3 years	431	206	229	131	202	75
In 3 to 5 years	372	209	196	119	176	90
After 5 years	1,765	1,069	661	436	1,104	633

Total	2,843	1,601	1,207	757	1,636	844

December 31, 2006	Minimum lease payments		Interest component		Present values
Maturity	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
	(millions of €)
Within 1 year	337	119	131	74	206	45
In 1 to 3 years	452	221	235	137	217	84
In 3 to 5 years	376	208	212	125	164	83
After 5 years	1,959	1,173	763	494	1,196	679

Total	3,124	1,721	1,341	830	1,783	891

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating leases

Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The lessor recognizes the leased asset in their balance sheet. Deutsche Telekom recognizes the lease payments made during the term of the operating lease in profit or loss. Deutsche Telekom’s obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The operating lease expenses recognized in profit or loss amounted to EUR 1.8 billion as of the end of 2007 (2006: EUR 1.6 billion; 2005: EUR 1.6 billion). The following table provides a breakdown of future obligations arising from operating leases:

	December 31,
Maturity	2007	2006
	(millions of €)
Within 1 year	2,285	2,158
In 1 to 3 years	3,702	3,643
In 3 to 5 years	2,729	2,695
After 5 years	11,560	11,751

	20,276	20,247

For further details, please refer to Note 40.

Deutsche Telekom as lessor

Finance leases

Deutsche Telekom acts as lessor in connection with finance leases. Essentially, these relate to the leasing of routers which Deutsche Telekom provides to its customers for data and telephone network solutions. Deutsche Telekom recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly. The amount of the net investment in a finance lease is determined as shown in the following table:

	December 31,
	2007	2006
	(millions of €)
Minimum lease payments	321	308
Unguaranteed residual value	—	—

Gross investment	321	308

Unearned finance income	(51)	(27)
Net investment present value of the minimum lease payments	270	281

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The gross investment amount and the present value of payable minimum lease payments are shown in the following table:

	December 31, 2007		December 31, 2006
Maturity	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
	(millions of €)
Within 1 year	113	95	114	102
In 1 to 3 years	124	104	135	124
In 3 to 5 years	42	33	32	29
After 5 years	42	38	27	26

	321	270	308	281

Operating leases

Deutsche Telekom acts as a lessor in connection with operating leases and continues to recognize the leased assets in its balance sheet. The lease payments received are recognized in profit or loss. The leases mainly relate to the rental of building space and radio towers and have an average term of ten years. The future minimum lease payments arising from non-cancelable operating leases are shown in the following table:

	December 31,
Maturity	2007	2006
	(millions of €)
Within 1 year	229	161
In 1 to 3 years	185	202
In 3 to 5 years	120	135
After 5 years	312	340

	846	838

Agreements that are not leases in substance

In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in / lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). These agreements were concluded with a total of seven U.S. trusts, each backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising from the principal lease agreement are transferred to T-Mobile Deutschland. In this case, T-Mobile would be both parties to the principal lease agreement, meaning that this agreement would expire as a result of a confusion of rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(42)	Stock-based compensation plans

Stock option plans

The following table provides an overview of all existing stock option plans (SOP) of Deutsche Telekom AG, T-Online International AG (prior to merger), T-Mobile USA and Magyar Telekom:

Entity	Plan	Year of issuance	Stock options granted	Vesting period	Contractual term	Weighted exercise price	Share price at grant date	Maximum price for SARs	Comments	Classification/ accounting treatment
			(thousands)	(years)	(years)
Deutsche Telekom AG	SOP 2001	2001	8,221	2 -3	10	€30.00	€19.10			Equity- settled
		2002	3,928	2 - 3	10	€12.36	€10.30			Equity- settled
	SARs	2001	165	2 - 3	10	€30.00	€19.10	€50.00		Cash- settled
		2002	3	2 - 3	10	€12.36	€10.30	€20.60		Cash- settled

T-Online International AG	SOP 2001	2001	2,369	2 – 3	10	€10.35	€8.28			Cash- settled
		2002	2,067	2 – 6	10	€10.26	€8.21			Cash- settled

T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	USD 15.36				Equity- settled
		2002	5,964	up to 4	max. 10	USD 13.35				Equity- settled
		2003	1,715	up to 4	max. 10	USD 12.86				Equity- settled
	Powertel	2001	5,323	up to 4	max. 10	USD 20.04				Equity- settled
	T-Mobile USA/Powertel	2004	230	up to 4	max. 10	USD 19.64			Plans merged	Equity- settled

Magyar Telekom	SOP 2002	2002	3,964	1 – 3	5	HUF 933 or HUF 950	HUF 833			Equity- settled

During the 2007 exercise period, the average share price of Deutsche Telekom AG shares (T-Shares) was EUR 13.65 and the average share price of Magyar Telekom shares was HUF 961.12.

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

Deutsche Telekom AG reserved the right, at its election, to settle the options through the payment of a cash amount instead of issuing new shares. The exercise of an SAR cancels the related option, and the exercise of an option cancels the related SAR. As of December 31, 2007, no resolution on conversion had been passed to this effect.

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

In 2001 and 2002 Deutsche Telekom continued to grant 167,920 stock appreciation rights to employees in countries where it was legally not possible to issue stock options. 7,020 stock appreciation rights were forfeited in the reporting year and 141,620 stock appreciation rights were still outstanding at December 31, 2007.

No new stock option plans have been set up since 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

	SOP 2001		SARs
Deutsche Telekom AG	Stock options (thousands)	Weighted average exercise price (€)	SARs (thousands)	Weighted average exercise price (€)
Stock options outstanding at January 1, 2007	10,790	24.62	149	29.78
Of which: exercisable	10,790	24.62	149	29.78
Granted	0	—	0	—
Exercised	179	12.36	0	—
Forfeited	865	28.83	7	30.00

Stock options outstanding at December 31, 2007	9,746	24.47	142	29.76

Of which: exercisable	9,746	24.47	142	29.76
Supplemental information for 2007
Remaining contractual life of options outstanding at end of period (years, weighted)	3.9		3.6
Expected remaining life of options outstanding at end of period (years, weighted)	3.9		3.6

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2007) are as follows:

	Options outstanding as of Dec. 31, 2007			Options exercisable as of Dec. 31, 2007
Deutsche Telekom AG	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)	Number (thousands)	Weighted average exercise price (€)
Range of exercise prices (€)
10 – 20	3,054	4.5	12.36	3,054	12.36
21 – 40	6,692	3.6	30.00	6,692	30.00
10 – 40	9,746	3.9	24.47	9,746	24.47

T-Online International AG

(prior to merger)

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

The stock option plan was structured as a premium-priced plan with the exercise price serving as a performance target. The exercise price per share was 125 percent of the reference price. The reference price corresponded to the non-weighted average closing price of T-Online shares in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG; or a successor system to the Xetra system) over the last 30 trading days before the day on which the options are granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The exercise rules specified that 50 percent of the options granted were only exercisable after a vesting period of two years—calculated from the grant date of the options. The remaining 50 percent of the options granted to each beneficiary could be exercised at the earliest following the end of a vesting period of three years, starting from the day on which the options were granted. The options had a life of ten years from the date on which they are granted. All options had been vested. The options may not legally be sold, transferred, pledged, or otherwise disposed of except in the event of death, in which case the options are transferred to the beneficiary’s heirs.

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

The table below shows the changes in outstanding options issued by T-Online International AG:

	SOP 2001
T-Online International AG (prior to merger)	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding at January 1, 2007	3,392	10.30
Of which: exercisable	3,374	10.30
Granted	0	—
Exercised	0	—
Forfeited	307	10.32

Stock options outstanding at December 31, 2007	3,085	10.30

Of which: exercisable	3,067	10.30

T-Mobile USA.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

exercise of the T-Mobile USA rollover options in accordance with the Agreement and Plan of Merger between Deutsche Telekom and T-Mobile USA. The vesting period and option terms relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to ten years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees. On May 31, 2001, as a consequence of the acquisition, all outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353. The Deutsche Telekom AG shares linked to these options are administered in a trust deposit account established for the benefit of holders of Powertel stock options. The exercise price for each Deutsche Telekom ordinary share corresponds to the applicable exercise price per Powertel ordinary share divided by 2.6353. No further options were granted under any other Powertel stock option plans. The plan was combined with the T-Mobile USA plan on January 1, 2004. At December 31, 2007, 7,079,000 shares were available for outstanding options of the converted stock option plans of T-Mobile USA.

The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA	Stock options (thousands)	Weighted average exercise price (USD)
Stock options outstanding at January 1, 2007	10,234	20.39
Of which: exercisable	10,073	20.50
Granted	0	—
Exercised	2,237	10.29
Forfeited	918	26.81
Expired	0	—
Stock options outstanding at December 31, 2007	7,079	22.75
Of which: exercisable	7,079	22.75
Supplemental information for 2007
Remaining contractual life of options outstanding at end of period (years, weighted)	3.0
Expected remaining life of options outstanding at end of period (years, weighted)	1.3

The characteristics of the options outstanding and exercisable as of the reporting date (December 31, 2007) are as follows:

	Options outstanding as of December 31, 2007			Options exercisable as of December 31, 2007
T-Mobile USA	Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)	Number (thousands)	Weighted average exercise price (USD)
Range of exercise prices (USD)
0.02 – 3.79	70	1.9	2.51	70	2.51
3.80 – 7.59	186	2.7	4.84	186	4.84
7.60 – 11.39	169	1.6	8.87	169	8.87
11.40 – 15.19	1,452	4.2	13.31	1,452	13.31
15.20 – 18.99	24	1.7	17.19	24	17.19
19.00 – 22.79	8	1.8	19.73	8	19.73
22.80 – 26.59	2,536	3.2	23.26	2,536	23.26
26.60 – 30.39	1,761	2.4	29.51	1,761	29.51
30.40 – 34.19	780	2.4	31.03	780	31.03
34.20 – 38.00	93	2.1	37.07	93	37.07
0.02 – 38.00	7,079	3.0	22.75	7,079	22.75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Magyar Telekom

2002 Stock Option Plan

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

On July 1, 2002, Magyar Telekom granted 3,964,600 stock options to participants in its stock option plan implemented on the basis of a shareholders’ resolution adopted in April 2002. The options of the first of three equal tranches were granted at an exercise price of HUF 933 (exercisable between July 1, 2003 and the forfeiture date of the options) and the options of the second and third tranches at an exercise price of HUF 950 (exercisable between July 1, 2004 or July 1, 2005 and the forfeiture date of the options). The closing price of Magyar Telekom common stock quoted on BET (Budapest Stock Exchange) on the grant date was HUF 833 per share. The options had a life of five years from the grant date, meaning that the options were forfeited without replacement or compensation on June 30, 2007. The options could not be sold, transferred, assigned, charged, pledged, or otherwise encumbered or disposed of to any third person.

No more stock options were issued from the Magyar Telekom stock option plan after those granted in 2002. The plan was ended prematurely in 2003.

This stock option plan expired on June 30, 2007.

The following table provides an overview of the development of Magyar Telekom stock options:

	SOP 2002
Magyar Telekom	Stock options (thousands)	Weighted average exercise price (HUF)
Stock options outstanding at January 1, 2007	1,307	944.00
Of which: exercisable	1,307	944.00
Granted	0	—
Exercised	414	944.00
Forfeited	893	944.00

Stock options outstanding at June 30, 2007	0	—

Of which: exercisable	0	—
Supplemental information for 2007
Remaining contractual life of options outstanding at end of period (years, weighted)	0.0
Expected remaining life of options outstanding at end of period (years, weighted)	0.0

Mid-Term Incentive Plan (MTIP) / Long-Term Incentive Plan (LTIP).

Mid-term incentive plans (MTIPs) exist at Deutsche Telekom AG (including the plans at the former T-Online International AG issued prior to the merger) T-Mobile USA, T-Mobile UK and Magyar Telekom to ensure competitive total compensation for members of the Board of Management, senior executives and other beneficiaries at the Deutsche Telekom Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

Deutsche Telekom AG.

Mid-Term Incentive Plan 2004/2005/2006/2007.

In the 2004 financial year, Deutsche Telekom introduced its first MTIP to ensure competitive total compensation for members of the Board of Management, senior executives of the Deutsche Telekom Group, and for other beneficiaries mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore combines the interests of management and shareholders.

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

At the end of the term of the individual plans, the General Committee of Deutsche Telekom AG’s Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on the findings of the Supervisory Board General Committee, the Board of Management will establish whether the target has been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established whether one or both targets have been achieved, the relevant amounts will be paid out to the beneficiaries.

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

The relative performance target is achieved if the total return of the Deutsche Telekom share has outperformed the Dow Jones EURO STOXX Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones EuroSTOXX Total Return Index during the last 20 trading days prior to the beginning and end of the plan.

The annual reviews of performance targets referred to above have not brought about any changes. The aforementioned targets have therefore been applied to all plans issued to date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The MTIPs 2004 through 2006 entered into force in the respective years. The plans have a term of three years each and maximum budgets of EUR 80 million, EUR 83 million, and EUR 85.5 million, respectively. The proportionate amount to be expensed and recognized as a provision is calculated based on the Monte Carlo model.

The starting price for the absolute performance target of the MTIP 2004 is EUR 14.08 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 18.30 is reached during the defined period before the end of the plan. For the MTIP 2005, the relevant starting price is EUR 16.43, and the absolute performance target EUR 21.36. For the MTIP 2006, the relevant starting price is EUR 14.00, and the absolute performance target EUR 18.20. The starting value of the index for the relative performance target is 317.95 points for the MTIP 2004, 358.99 points for the MTIP 2005, and 452.02 points for the MTIP 2006. The starting value of the total return of Deutsche Telekom shares corresponds to the share price prior to the beginning of the plan (EUR 14.08 for the MTIP 2004; EUR 16.43 for the MTIP 2005; and EUR 14.00 for the MTIP 2006).

The MTIP 2004 expired on December 31, 2006. Since the performance target was not met, no payments were made.

The MTIP 2007 became effective on January 1, 2007. The plan has a term of three years. The plan has a maximum budget of EUR 83.4 million.

The starting price for the absolute performance target of the MTIP 2007 is EUR 13.64 per Deutsche Telekom share. Consequently, the absolute performance target is achieved if an average share price of at least EUR 17.73 is reached during the defined period before the end of the plan.

The starting value of the index for the relative performance target of the MTIP 2007 is 551.91 points and the starting value of the total return of the Deutsche Telekom share is EUR 13.64.

T-Online International AG (prior to merger).

Mid-Term Incentive Plan 2004/2005/2006

T-Online’s MTIP was also based on the same terms and conditions as Deutsche Telekom AG’s MTIP, with the exception that performance was measured in terms of the development of T-Online’s shares and the TecDAX share index.

As a result of the merger and the consequent delisting of T-Online shares, it is no longer possible to measure the performance targets of the individual MTIPs. In this respect, these plans were adjusted in line with those of Deutsche Telekom AG.

T-Mobile USA.

Mid-Term Incentive Plan 2004/2005/2006

T-Mobile USA’s MTIP is based on the same terms and conditions as Deutsche Telekom AG’s MTIP.

Long-Term Incentive Plan 2004/2005/2006/2007

In addition to the MTIP, T-Mobile USA has established a performance cash plan as a Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2007, which is aimed at the top management from vice presidents upwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Additional customer growth and profit targets have been agreed for this group of persons under LTIP 2005. The LTIPs set up in 2006 and 2007 take into consideration customer growth and the development of the company’s performance, based on certain defined financial criteria.

T-Mobile UK.

Mid-Term Incentive Plan 2005/2006/2007

The MTIP set up by T-Mobile UK (T-Mobile UK Ltd. /T-Mobile International UK Ltd.) is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. In addition to the two performance targets of Deutsche Telekom AG, however, these plans introduced a third target for a defined group of participants, which is based on the cash contribution (EBITDA less cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only become relevant after the two other performance targets have been met.

In 2006, T-Mobile UK (T-Mobile UK Ltd. / T-Mobile International UK Ltd.) established a non-recurring incentive scheme (cash plan) with a term of two years (January 1, 2006 through December 31, 2007). This scheme is open to all members of staff employed with one of the aforementioned companies during the term of the plan. Upon achievement of certain targets (at the end of 2006 and 2007 respectively) for service revenue and EBITDA (at T-Mobile UK Ltd.) or total costs and EBITDA (at T-Mobile International UK Ltd.), amounts are paid into a bonus fund in accordance with a defined matrix. The bonus fund built up over the two years of the plan, 2006 and 2007, will be paid out to the employees after the end of the plan (December 31, 2007) in line with the defined allocation ratios (as a percentage of basic salary).

Magyar Telekom.

Mid-Term Incentive Plan 2005/2006/2007

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

Polska Telefonia Cyfrowa.

Long-Term Incentive Plan 2005/2006/2007

As of November 1, 2006, Deutsche Telekom included the Polish mobile services provider Polska Telefonia Cyfrowa Sp.z o.o. (PTC) in the consolidated financial statements for the first time.

PTC has established a performance cash plan program with long-term incentive plans (LTIPs). The program provides for additional pay in the form of deferred compensation under the terms and conditions of the LTIP and is aimed at employees whose performance is of outstanding significance for the company’s shareholder value. The LTIP is generally open to high-performers at specific management levels. Participants in the plans are selected individually by the management of PTC.

Each plan encompasses three consecutive cycles, each running from January 1 through December 31. Participants receive payments from the plan after three years, provided the defined EBITDA target has been

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

achieved (EBITDA hurdle). In addition, a bonus is paid at the end of each cycle. The amount of the bonus is determined for each cycle individually and depends on the level of target achievement. The plans for 2006 through 2008 and 2007 through 2009 are currently running.

Impacts of all MTIPs and LTIPs

For LTIP and MTIPs linked to the performance of the T-Share, an expense of EUR 79 million was recognized (2006: EUR 15 million; 2005: EUR 30 million). Provisions total EUR 99 million (2006: EUR 43 million).

(43)	Risk management, financial derivatives, and other disclosures on capital management

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

The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the finance policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the severity and amount of the current risk exposure.

Treasury regards effective management of the market risk as one of its main tasks. The department performs simulation calculations using different worst-case and market scenarios so that it can estimate the effects of different conditions on the market.

Currency risks

Deutsche Telekom is exposed to currency risks from its investing, financing, and operating activities. Risks from foreign currencies are hedged to the extent that they influence the Group’s cash flows. Foreign-currency risks that do not influence the Group’s cash flows (i.e., the risks resulting from the translation of statements of assets and liabilities of foreign operations into the Group’s reporting currency) are generally not hedged, however. Deutsche Telekom may nevertheless also hedge this foreign-currency risk under certain circumstances.

Foreign-currency risks in the area of investment result, for example, from the acquisition and disposal of investments in foreign companies. Deutsche Telekom hedges these risks. If the risk position exceeds EUR 100 million, the Board of Management must make a special decision on how the risk shall be hedged. If the risk position is below EUR 100 million, Group Treasury performs the currency hedging itself. At the reporting date, Deutsche Telekom was not exposed to any significant risks from foreign-currency transactions in the field of investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes. Treasury hedges these risks in full. Cross-currency swaps and currency derivatives are used to convert financial obligations and intragroup loans denominated in foreign currencies into the Group entities’ functional currencies.

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Japanese yen, sterling, and U.S. dollars. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom’s exchange rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the processing of international calls placed by Deutsche Telekom’s customers in Germany, plus payments for the procurement of handsets and payments for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

If the euro had gained (lost) 10 percent against the U.S. dollar at December 31, 2007, the hedging reserve in shareholders’ equity and the fair value of the hedging transactions would have been EUR 82 million lower (higher) (December 31, 2006: EUR 125 million lower (higher)).

If the euro had gained (lost) 10 percent against all currencies at December 31, 2007, other financial income and the fair value of the hedging transactions would have been EUR 11 million lower (higher) (December 31, 2006: EUR 29 million higher (lower)). The hypothetical effect on profit or loss of EUR -11 million results from the currency sensitivities EUR/USD: EUR -13 million; EUR /HUF: EUR -6 million; EUR/PLN: EUR +6 million; EUR/SKK: EUR +3 million; EUR/SGD: EUR -1 million.

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

Due to the derivative hedges, an average of 63 percent (2006: 66 percent) of the net financial liabilities in 2007 denominated in euros, 55 percent (2006: 60 percent) of those denominated in sterling, and 65 percent (2006: 61 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

If the market interest rates had been 100 basis points higher (lower) at December 31, 2007, profit or loss would have been EUR 170 million (December 31, 2006: EUR 254 million) lower (higher). The hypothetical effect of EUR -170 million on income results from the potential effects of EUR -113 million from interest rate derivatives and EUR -57 million from non-derivative, variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2007, shareholders’ equity would have been EUR 50 million (December 31, 2006: EUR 27 million) higher (lower).

Other price risks

As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2007, Deutsche Telekom did not hold any material investments to be classified as available for sale.

Credit risks

Deutsche Telekom is exposed to a credit risk from its operating activities and certain financing activities. With regard to financing activities, transactions are only concluded with counterparties that have at least a credit rating of BBB+/Baa1, in connection with an operational credit management system. At the level of operations, the outstanding debts are continuously monitored in each area, i.e., locally. Credit risks must be taken into account through individual and collective allowances.

The solvency of the business with key accounts, especially international carriers, is monitored separately. In terms of the overall risk exposure from the credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet, including derivatives with positive market values. Except for the collateral agreements mentioned in Note 24, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to a credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 206 million had been pledged as of the reporting date (2006: EUR 216 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Liquidity risks

Please refer to Note 25.

Hedge accounting

Fair value hedges

To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2007 and 2006 financial years. Fixed-income bonds denominated in EUR, USD, and GBP were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor, or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

The effectiveness of the hedging relationship is tested prospectively and retrospectively at each reporting date using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. A hedging relationship is classified as effective when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between -0.85 and -1.17. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR +82 million (2006: EUR -1 million) designated as fair value hedges at December 31, 2007. The remeasurement of the hedged items results in losses of EUR 115 million being recorded in other financial income in the 2007 financial year (2006: gains of EUR 124 million); the changes in the fair values of the hedging transactions result in gains of EUR 112 million (2006: losses of EUR 126 million) being recorded in other financial income.

Cash flow hedges—interest rate risks.

Deutsche Telekom entered into payer interest rate swaps and forward payer interest rate swaps (receive variable, pay fixed) to hedge the cash flow risk of variable-interest debt. The changes in the cash flows of the hedged items resulting from changes in the Euribor and Libor rates are offset against the changes in the cash flows of the interest rate swaps. The aim of this hedging is to transform the variable-interest bonds into fixed-income debt, thus hedging the cash flows of the financial liabilities. Credit risks are not part of the hedging.

The following table shows the contractual maturities of the payments, i.e., when those hedged items newly incorporated into a hedging relationship in 2007 will be recognized in profit or loss:

Start	End	Nominal volume:	Reference rate
		(millions of €)
December 1, 2008	May 23, 2012	500	3-month Euribor
December 1, 2008	January 11, 2012	500	3-month Euribor
December 1, 2008	August 1, 2013	100	3-month Euribor

Start	End	Nominal volume:	Reference rate
		(millions of USD)
December 21, 2007	December 23, 2008	400	3-month USD/Libor

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. The hedged item used is a hypothetical derivative in accordance with IAS 39.IG F.5.5. A hedging relationship is classified as effective when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between -0.85 and -1.17. All hedging relationships of this nature were effective as of the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR +22 million (2006: EUR 13 million) designated as hedging instruments for cash flow hedges at December 31, 2007. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in gains of EUR 21 million being recorded in the revaluation reserve in the 2007 financial year (2006: gains of EUR 13 million). Gains of EUR 7 million recognized in shareholders’ equity were transferred to other financial income/expense in the 2007 financial year.

Cash flow hedges — currency risks

In the 2007 financial year, losses totaling EUR 140 million (2006: losses of EUR 66 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Losses amounting to EUR 4 million recognized in shareholders’ equity were transferred to other financial income/expense in the 2007 financial year (2006: gains of EUR 7 million). Deutsche Telekom expects that, within the next twelve months, gains recognized in equity (hedging reserve) in the amount of EUR 1 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had currency forwards in the amount of EUR -90 million (2006: EUR -55 million netted) designated as hedging instruments for cash flow hedges at December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivatives

The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of an effective hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge) or not. Other derivatives can also be embedded (i.e., a component of a composite instrument that contains a non-derivative host contract).

	Net carrying amounts Dec. 31, 2007	Net carrying amounts Dec. 31, 2006
	(millions of €)
Assets
Interest rate swaps
- Held for trading	81	100
- In connection with fair value hedges	131	64
- In connection with cash flow hedges	24	13
Currency forwards/currency swaps
- Held for trading	68	3
- In connection with cash flow hedges	0	3
Cross-currency swaps held for trading	128	176
Other derivatives in connection with cash flow hedges	25	0

Liabilities and shareholders’ equity
Interest rate swaps
- Held for trading	81	154
- In connection with fair value hedges	49	65
- In connection with cash flow hedges	2	—
Currency forwards/currency swaps
- Held for trading	51	20
- In connection with cash flow hedges	90	58
Cross-currency swaps held for trading	704	245
Embedded derivatives	25	20

Disclosures on capital management

The overriding aim of the Group’s capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the gearing ratio of net debt to shareholders’ equity as shown in the consolidated balance sheet. Deutsche Telekom considers net debt to be an important measure for investors, analysts, and rating agencies. It is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The gearing remained constant year-on-year at 0.8 as of December 31, 2007. The target corridor for this indicator is between 0.8 and 1.2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Calculation of net debt and shareholders’ equity

	December 31,
	2007	2006
	(millions of €)
Bonds	32,294	36,288
Liabilities to banks	4,260	2,348
Promissory notes	690	680
Liabilities from derivatives	977	562
Lease liabilities	2,139	2,293
Liabilities arising from ABS transactions	—	1,139
Other financial liabilities	502	377

Gross debt	40,862	43,687

Cash and cash equivalents	2,200	2,765
Available-for-sale/held-for-trading financial assets	75	122
Derivatives	433	359
Other financial assets	918	886

Net debt	37,236	39,555

Shareholders’ equity in accordance with consolidated balance sheet	45,235	49,670

(44)	Related party disclosures

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe) and holds 31.70 percent (2006: 31.70 percent) of the share capital of Deutsche Telekom AG. The Federal Republic represents a solid majority at the shareholders’ meeting despite its minority shareholding due to the average attendance at the latter. The Federal Republic of Germany has a significant influence on Deutsche Telekom AG, and is thus deemed to be a related party to Deutsche Telekom AG.

Federal Republic of Germany

The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency’s responsibilities include the continuation of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost—VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2007 financial year, Deutsche Telekom made payments in the amount of EUR 52 million (2006: EUR 53 million; 2005: EUR 49 million).

Payments are made according to the provisions of the Posts and Telecommunications Reorganization Act (please refer to Note 29).

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company’s Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out two loans for GBP 150 million each with KfW Bankengruppe. The loans were extended at the normal market rate of interest which is based on Deutsche Telekom AG’s current rating. The loans have remaining lives of up to one and up to two years, respectively.

Joint ventures and associates

Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2007, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2006: EUR 0.1 billion; 2005: EUR 0.2 billion).

As of December 31, 2007, the total amount of trade receivables from related companies decreased year-on-year and is immaterial from Deutsche Telekom’s point view (2006: EUR 0.1 billion, 2005: EUR 0.2 billion). At the same date, trade payables due to related companies amounted to EUR 0.1 billion (2006: EUR 0.1 billion; 2005: EUR 0.1 billion).

Related individuals

No major transactions took place between Deutsche Telekom and persons in key management positions, including close members of their families.

(45)	Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB

Compensation of the Board of Management

The following information concerning the compensation of the Board of Management comprises notes required by law under the German Commercial Code (see § 314 HGB) as well as information specified in the guidelines set out in the German Corporate Governance Code.

The Board of Management of Deutsche Telekom AG is currently comprised of six members.

Dr. Karl-Gerhard Eick’s service contract with the Company was extended by 5 years effective December 1, 2007. Thomas Sattelberger was appointed as a new member of the Board of Management on May 3, 2007, Reinhard Clemens effective December 1, 2007. Lothar Pauly resigned from the Board of Management and left the Company effective June 1, 2007.

Board of Management compensation system and review

The compensation of Board of Management members is comprised of various components. Under the terms of their service contracts, members of the Board of Management are entitled to fixed and annual variable remuneration, a long-term variable remuneration component (Mid-Term Incentive Plan), and fringe benefits and deferred benefits based on a company pension commitment. The structure of the compensation system and the appropriateness of compensation for the Board of Management are reviewed and established by the General Committee of the Supervisory Board at regular intervals.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fixed remuneration, variable incentive-based remuneration and fringe benefits

Total compensation is generally about two-thirds variable and one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed salary, fringe benefits and pension commitments, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all Board of Management members based on market conditions in accordance with the requirements of stock corporation law (for individual figures, please refer to the table “Total compensation and expense”).

The annual variable remuneration of Board of Management members is based on the achievement of targets set by the General Committee of the Supervisory Board of Deutsche Telekom AG for each member of the Board of Management prior to commencement of the financial year. The set of targets is composed of corporate targets and personal targets for the individual members of the Board of Management, based on the parameters of revenue, EBITDA, net profit adjusted for special factors and customer satisfaction. The level of target achievement is determined by the General Committee of the Supervisory Board for the respective financial year (for detailed information, please refer to the table “Total compensation and expense”).

At its discretion and after due consideration, the Supervisory Board of the Company may also reward extraordinary performance by individual or all Board of Management members in the form of a special bonus.

According to market-oriented and corporate standards, the Company grants all members of the Board of Management additional benefits under the terms of their service contracts, some of which are viewed as non-cash benefits and taxed accordingly. This mainly includes being furnished with a company car and accident and liability insurance and being reimbursed in connection with business trips and maintaining a second household.

Sideline employment generally requires prior approval. No additional compensation is paid for being a member of the Board of Management or Supervisory Board of other Group entities.

Arrangements in the event of termination of a position on the Board of Management

The terms of the service contracts of the Board of Management members are linked to the term of appointment as a member of the Board of Management. If the Company is entitled to terminate the appointment as a Board of Management member without this also constituting cause for the simultaneous termination of the service contract under civil law, the Board of Management member shall be entitled to a contractually defined severance payment. This is calculated (subject to being discounted) on the basis of the imputed remaining term of appointment in the current term of office of the Board of Management (up to a maximum of 36 months) on the basis of 100 percent of the fixed annual salary and 75 percent of the variable remuneration based on an assumed 100 percent achievement of targets.

The service contracts for members of the Board of Management at Deutsche Telekom AG do not include any benefits in the event of the termination of a position on the Board of Management as result of a change of control.

Board of Management member service contracts generally stipulate a post-contractual prohibition of competition. Unless otherwise agreed, members of the Board of Management are prohibited from rendering services to or on behalf of a competitor for the duration of one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company pension entitlement

The members of the Board of Management are entitled to a company pension based on their respective annual salaries. This means that Board of Management members receive a company pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for Board of Management members active in 2007 are described below:

Board of Management members are entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, a disability pension or in the form of an early retirement pension upon reaching the age of 60 (subject to the usual actuarial deductions). The amount of the company pension is calculated on the basis of the eligible period of service rendered as a Board of Management member until the date of departure. In addition, Messrs. Clemens and Sattelberger were granted imputed periods of service of 24 and 17 months, respectively, when they joined the Company, reflecting the provisions of their service contracts with their previous employers.

The annual retirement pension is comprised of a base percentage (6 percent for Mr. Obermann and Dr. Eick and 5 percent for the remaining Board of Management members) of the fixed annual salary upon termination of the service relationship multiplied by the eligible service period expressed in years. After ten years of Board of Management membership, the maximum percentage of the pension level is achieved (60 percent or 50 percent, respectively). Pension payments are subject to a standard annual adjustment (1 percent for Messrs. Clemens, Höttges and Sattelberger, and 3 percent for the remaining Board of Management members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. Since he joined the Company, Thomas Sattelberger has been granted an additional old-age pension in the form of a one-time pension payment of EUR 1,700,000.00, provided his service relationship with the Company is terminated on or after his 62nd birthday. This special one-time pension payment is to compensate him for the stock options he forfeited by leaving his previous employer. A “pension plan substitute” was agreed with Hamid Akhavan in lieu of a pension commitment due to his U.S. citizenship. The resulting annual payment for each full year of service rendered is included in the table “Total compensation and expense” under “Other Remuneration.”

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

Components with mid- and long-term incentives

Mid-Term Incentive Plan

Members of the Board of Management participate in the Deutsche Telekom AG Mid-Term Incentive Plan (MTIP) introduced in the 2004 financial year (please refer to the explanations regarding the MTIP under Note 42). Messrs. Akhavan and Höttges participate in the MTIP 2005 and 2006 as a result of their prior activities as members of the Board of Management of T-Mobile International AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The targets for the MTIP 2005 were not achieved according to the results determined by the General Committee of the Supervisory Board on February 6, 2008. Therefore, no incentive was awarded to the Board of Management from this tranche of the plan.

Incentive-based compensation from the MTIP[1]
	MTIP 2007[3] Maximum award amount	MTIP 2007 Fair value at grant date	Total expense for share-based payments 2007	MTIP 2006 Maximum award amount	Total expense for share-based payments 2006
	(€)
René Obermann	750,000.00	16,981.09	97,580.53	504,000.00	20,969.11
Dr. Karl-Gerhard Eick	596,250.00	13,499.97	84,736.99	596,250.00	24,807.20
Hamid Akhavan	480,000.00	10,867.90	61,625.55	300,000.00	12,481.61
Timotheus Höttges	450,000.00	10,188.65	56,263.65	240,000.00	9,985.29
Lothar Pauly	450,000.00	10,188.65	63,952.44	450,000.00	18,722.41
Thomas Sattelberger²	457,777.78	10,364.75	35,528.96	0.00	0.00

	3,184,027.78	72,091.01	399,688.12	2,090,250.00	86,965.62

1	Fair value calculated using the so-called Monte Carlo model.
2	Since Mr. Sattelberger joined the Group as of May 3, 2007, the MTIP 2007 was awarded on a time proportionate basis.
3	Under the provisions of the plan, Mr. Clemens was not eligible to participate in the MTIP tranche 2007 as he was appointed effective December 1, 2007.

2001 Stock Option Plan.

The Company’s 2001 Stock Option Plan was terminated by resolution of the shareholders’ meeting of May 18, 2004. No stock options were issued for members of the Group Board of Management as of the 2002 financial year.

Dr. Karl-Gerhard Eick participated in the 2001 tranche.

René Obermann also participated in the 2001 tranche of the 2001 Stock Option Plan.

Hamid Akhavan, Timotheus Höttges and René Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan as a result of their prior activities at T-Mobile.

The stock options that have been granted can be exercised under the terms of the stock option plans. However, no options have yet been exercised. The number of stock options held by the Board of Management members active in the 2007 financial year is unchanged year-on-year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The number of stock options is shown in the following table.

Incentive-based compensation from stock option plans
		Number of options 2001 SOP tranche 2001	Value of options on issue (2001) (€)	Number of options 2001 SOP tranche 2002	Value of options on issue (2002) (€)	Weighted average exercise price of stock options (€)
René Obermann	2007	48,195	4.87	28,830	3.79	23.40
	2006	48,195		28,830
Dr. Karl-Gerhard Eick	2007	163,891	4.87	0	0.00	30.00
	2006	163,891		0
Hamid Akhavan	2007	—	0.00	19,840	3.79	12.36
	2006	—		19,840
Timotheus Höttges	2007	—	0.00	17,050	3.79	12.36
	2006	—		17,050
Total¹	2007	212,086		65,720
	2006	212,086		65,720

1	Messrs Clemens, Pauly and Sattelberger are not shown in this table, since there were not eligible to participate in any stock option plan due to their respective dates of appointment.

The range of exercise prices of René Obermann’s options varied between EUR 12.36 and EUR 30.00.

Due to the fact that the remaining members of the Board of Management only participate in one tranche of the stock option plan, no range need be stated.

The average remaining term of the outstanding options for Board of Management members as of December 31, 2007 is 3.8 years.

Please also refer to the explanations regarding stock option plans under Note 42.

Board of Management compensation for the 2007 financial year.

In reliance on legal requirements and other guidelines, a total of EUR 11,549,060.77 (2006: EUR 15,328,555.72) is reported in the following table as compensation for the 2007 financial year for the current and former members who left the Board of Management in 2007. This compensation comprises the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for the 2007 financial year and the fair value of the MTIP 2007 at the grant date. The pension expense resulting from the company pension plan is shown as service costs. All other remuneration is totally unrelated to performance.

Regarding the column showing the fixed annual 2007 salary, the Board of Management in office in May 2007 waived remuneration against the background of the imminent spin-off of the service companies to underline that this step will not only curtail the salaries of the employees affected. René Obermann—in his special responsibility as Chairman of the Board of Management—waived two monthly basic salaries. The remaining members of the Board of Management waived one monthly basic salary of their fixed annual remuneration. Since Thomas Sattelberger joined the Group in the course of the 2007 financial year, he waived remuneration on a time proportionate basis.

When comparing figures with those of the prior year, it should be taken into consideration that René Obermann was appointed Chairman of the Board of Management effective November 13, 2006, after having

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

been an ordinary member of the Board of Management until that date, and that Messrs. Akhavan and Höttges became ordinary members of the Board of Management effective December 5, 2006 and thus are included in the prior-year figures with less than a twelfth of their annual remuneration. Since Thomas Sattelberger and Reinhard Clemens were appointed to the Board of Management of Deutsche Telekom AG in the course of the 2007 financial year (in May and December, respectively) no prior-year figures are available. For this reason, the overall increase in compensation of the Board of Management shown in the following table is due the lack of prior-year figures for currently active Board of Management members and to the compensation of three Board of Management members included in the prior-year figures who left Deutsche Telekom in November and December 2006.

Total compensation and expense

The compensation of the Board of Management is shown in detail in the following table.

		Fixed annual remuneration	Other remuneration	Variable remuneration	MTIP 2007 (Fair value at grant date)	Total	Service costs 2007
	(€)
René Obermann	2007	1,041,666.60	224,479.59	1,375,000.00	16,981.09	2,658,127.28	745,770.00
	2006	894,666.66	28,730.71	805,537.00	20,969.11	1,749,903.48	378,979.00
Dr. Karl-Gerhard Eick	2007	915,625.00	56,529.37	1,098,281.25	13,499.97	2,083,935.59	819,060.00
	2006	993,750.00	88,962.04	894,375.00	24,807.20	2,001,894.24	747,257.00
Hamid Akhavan	2007	733,333.37	608,693.26¹	934,000.00	10,867.90	2,286,894.53	0.00
	2006	58,064.52	43,238.07	53,260.27	12,481.61	167,044.47	0.00
Reinhard Clemens	2007	54,166.67	0.00	68,750.00	0.00	122,916.67	32,881.00
(from Dec. 1, 2007)	2006	0.00	0.00	0.00	0.00	0.00	0.00
Timotheus Höttges	2007	687,500.00	20,482.41	825,000.00	10,188.65	1,543,171.06	345,366.00
	2006	54,435.48	949.44	49,931.51	9,985.29	115,301.72	28,315.00
Lothar Pauly	2007	250,000.00	98,830.66	0.00	10,188.65	359,019.31	444,469.00
(until May 31, 2007)	2006	750,000.00	77,131.26	600,000.00	18,722.41	1,445,853.67	283,286.00
Thomas Sattelberger	2007	484,587.84	1,328,742.13²	671,301.61	10,364.75	2,494,996.33	2,095,720.00	[3]
(from May 3, 2007)	2006	0.00	0.00	0.00	0.00	0.00	0.00
Total	2007	4,166,879.48	2,337,757.42	4,972,332.86	72,091.01	11,549,060.77	4,483,266.00
	2006	2,750,916.66	239,011.52	2,403,103.78	86,965.62	5,479,997.58	1,437,837.00

1	In addition to the pension substitute paid to Hamid Akhavan due to his U.S. citizenship, he also receives a monthly lump-sum payment to compensate for different tax regulations in Germany and the United States.
2	This amount includes a payment of EUR 1,300,000.00 granted to Thomas Sattelberger to compensate him for the stock options he forfeited by leaving his previous employer when he joined Deutsche Telekom AG.
3	This amount includes the one-time special pension payment to compensate for the loss of stock option rights when joining Deutsche Telekom AG.

The additions to provisions for pensions recognized in 2007 amounted to EUR 4,887,064.00 (2006: EUR 4,558,910.23). This amount includes service costs of EUR 4,483,266.00 (2006: EUR 3,803,797.23) and interest costs of EUR 403,798.00 (2006: EUR 755,113.00).

Lothar Pauly resigned from his position as member of the Board of Management of Deutsche Telekom AG by completely mutual agreement effective June 1, 2007. Under the agreement signed with him for his early departure from the Board of Management, he receives monthly payments of EUR 117,188.00 until January 31, 2009 to settle his entitlement to fixed and variable remuneration components from the ongoing service contract. Any further entitlements to fixed or variable remuneration from the service contract are settled by a one-time

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

payment of EUR 2,125,000.00 rather than by monthly payments. The payment is due in February 2009. The termination agreement does not affect his participation in ongoing tranches of the Mid-Term Incentive Plan. Any payments from these tranches result from the provisions of the plan. The eligible period for the company pension entitlement expires on September 30, 2010. The existing prohibition of competition was cancelled in line with the existing contractual provisions without compensation.

No member of the Board of Management received benefits or corresponding commitments from a third party for his activity as a Board of Management member during the past financial year.

Former members of the Board of Management

A total of EUR 15,014,605.30 (2006: EUR 11,852,133.15) was recorded for payments to and entitlements for former members of the Board of Management and their surviving dependents.

Provisions totaling EUR 72,675,181.00 (2006: EUR 89,309,072.00) were recognized for current pensions and vested rights to pensions for this group of persons and their surviving dependents in accordance with IFRS.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The chairperson of the Supervisory Board receives double, and the deputy chairperson one and a half times the remuneration of an ordinary member of the Supervisory Board. In addition, remuneration increases by half for each membership of a Supervisory Board committee (with the exception of the Mediation Committee and the Nomination Committee) and by a further half for each Supervisory Board committee chaired; total remuneration shall not exceed double the annual remuneration, however. Members of the Supervisory Board who were not in office for the entire financial year receive one twelfth of the remuneration for each month or part thereof that they held a seat.

Members of the Supervisory Board receive an attendance fee amounting to EUR 200.00 for each meeting of the Supervisory Board or its committees that they have attended. The Company reimburses value-added tax payable on remuneration and expenses.

The total remuneration of the members of the Supervisory Board in 2007 amounted to EUR 709,066.66 (excluding VAT).

No loans were granted to the members of the Supervisory Board.

The compensation of the individual members of the Supervisory Board for 2007 is as follows:

Member of the Supervisory Board	Fixed remuneration plus attendance fee	Short-term variable	Total (net)	Imputed long-term remuneration entitlement[1]
Brandl, Monika	21,600.00	0.00	21,600.00	0.00
Falbisoner, Josef	21,400.00	0.00	21,400.00	0.00
Dr. von Grünberg, Hubertus	32,000.00	0.00	32,000.00	0.00
Guffey, Lawrence H.	42,600.00	0.00	42,600.00	0.00
Hocker, Ulrich	21,600.00	0.00	21,600.00	0.00
Holzwarth, Lothar[2]	21,400.00	0.00	21,400.00	0.00
Kühnast, Sylvia (since May 3, 2007)	14,333.33	0.00	14,333.33	0.00
Litzenberger, Waltraud	21,400.00	0.00	21,400.00	0.00
Löffler, Michael	21,400.00	0.00	21,400.00	0.00
Matthäus-Maier, Ingrid	21,400.00	0.00	21,400.00	0.00
Dr. Mirow, Thomas	34,000.00	0.00	34,000.00	0.00
Prof. Dr. Reitzle, Wolfgang	21,200.00	0.00	21,200.00	0.00
Prof. Dr. von Schimmelmann, Wulf	21,400.00	0.00	21,400.00	0.00
Dr. Schlede, Klaus G4.	62,400.00	0.00	62,400.00	0.00
Schmitt, Wolfgang	42,600.00	0.00	42,600.00	0.00
Schröder, Lothar (Deputy Chairman)[3]	75,400.00	0.00	75,400.00	0.00
Sommer, Michael	21,400.00	0.00	21,400.00	0.00
Steinke, Ursula (until May 3, 2007)	8,733.33	0.00	8,733.33	0.00
Walter, Bernhard	42,400.00	0.00	42,400.00	0.00
Wegner, Wilhelm	65,600.00	0.00	65,600.00	0.00
Dr. Zumwinkel, Klaus (Chairman)[5]	74,800.00	0.00	74,800.00	0.00

Total	709,066.66	0.00	709,066.66	0.00

1	In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2009 would equal that in 2007. Based on this assumption, members were not entitled to long-term variable remuneration for the period 2006 to 2009, so the provision was set at EUR 0.00.
2	Mr. Holzwarth received compensation of EUR 4,466.67 from T-Systems Business Services GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2007 financial year for a mandate as member of the supervisory board of this company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3	Mr. Schröder received compensation of EUR 17,400.00 from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2007 financial year for a mandate as member of the supervisory board of this company.
4	Dr. Schlede will retire from the Supervisory Board at the end of the upcoming shareholders’ meeting scheduled for May 15, 2008. Dr. Schlede was appointed acting Chairman of the Supervisory Board effective from February 27, 2008 until a successor can be appointed and confirmed.
5	Dr. Zumwinkel resigned from the Supervisory Board effective February 27, 2008.

(46)	Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG’s website.

(47)	Events after the balance sheet date

Further sites of Vivento Customer Services GmbH sold

Vivento Customer Services GmbH sold five additional sites—Göppingen, Freiburg, Stralsund, Schwerin and Chemnitz, including the Dresden branch—currently employing around 640 people to the arvato group in January 2008. The transfer of operations is scheduled for March 1, 2008. This transfer of operations is accompanied by a contract commitment by Deutsche Telekom for five years, thus safeguarding the jobs of the staff concerned.

Sale of Media&Broadcast completed

After the European Commission granted approval in January 2008 for Deutsche Telekom AG to sell T-Systems Media&Broadcast GmbH to Télédiffusion de France, the transaction was completed by both companies. The enterprise value, i.e., the total price underlying the transaction, is EUR 0.85 billion.

T-Systems Media&Broadcast GmbH was a wholly-owned subsidiary of T-Systems Business Services GmbH. Media&Broadcast plans, creates, markets and operates specific services for customers in the broadcasting and media industries. Its portfolio comprises terrestrial broadcasting equipment and networks, as well as satellite transmission services.

Acquisition of SunCom Wireless completed

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc. (SunCom Wireless) on February 22, 2008 after Group company T-Mobile USA Inc. acquired 100 percent of the shares in the company.

SunCom Wireless provides mobile communications products and services, concentrated in the southeastern United States, Puerto Rico and the Virgin Islands. The acquisition of SunCom Wireless will increase T-Mobile USA’s customer base and expand its mobile communications footprint.

Including costs directly attributable to the business combination, the purchase price is USD 1.6 billion (EUR 1.1 billion).

The acquisition will be accounted for in the first quarter of 2008 in accordance with IFRS 3, “Business Combinations”. Accordingly, the net assets will be recorded at their estimated fair values, and operating results will be included in our financial statements from the date of acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At this point in time, it is impracticable to state the carrying amounts and the fair values of the acquired assets, liabilities and contingent liabilities of SunCom Wireless at the acquisition date as SunCom Wireless has not prepared any historical financial information on the basis of IFRS prior to the business combination and the Company has not yet calculated the fair values of such amounts.

(48)	Auditors’ fees and services in accordance with § 314 HGB

The following table provides a breakdown of auditing fees recognized as expenses in the 2007 financial year:

PricewaterhouseCoopers Aktiengesellschaft

2007
(millions of €)
Professional fees for audits	10.6
Professional fees for other accounting services	9.4
Tax consulting fees	0.1
Other professional fees	4.0

Ernst & Young AG

2007
(millions of €)
Professional fees for audits	8.6
Professional fees for other accounting services	7.9
Tax consulting fees	0.7
Other professional fees	0.1

Professional fees for audits include in particular fees for the statutory auditing of annual and consolidated financial statements as well as fees for other auditing services provided, in particular in connection with the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act.

Professional fees for other accounting services primarily relate to fees for the review of the interim financial statements as well as auditing activities in connection with the documentation of the internal control system for financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Tax consulting fees primarily include professional fees for tax consulting services performed as part of current or planned transactions.

Other professional fees mainly relate to consulting services and assistance in connection with the Company’s compliance with requirements stipulated by the Federal Network Agency and other authorities.

Deutsche Telekom AG

Board of Management

René Obermann	Dr. Karl-Gerhard Eick	Hamid Akhavan

Reinhard Clemens	Timotheus Höttges	Thomas Sattelberger