Form 20-F
period 2008-12-31
DEUTSCHE TELEKOM AG
filed 2009-02-27
CIK 946770

As filed with the Securities and Exchange Commission on February 27, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Ordinary Shares, no par value: 4,361,319,993 (as of December 31, 2008)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes No☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No 
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer 	Non-accelerated filer 

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
 U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	 Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17    Item 18    
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes      No☒
*Not for trading, but only in connection with the registration of American Depositary Shares.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
	Selected Financial Data
	Risk Factors
Item 4.	Information on the Company	14
	Introduction
	Historical Background
	Organizational Structure
	Segment Revenue Breakdown
	Description of Business
	Mobile Communications Europe/USA
	Broadband/Fixed Network
	Business Customers
	Group Headquarters and Shared Services
	Innovation Management (Research and Development)
	Acquisitions and Divestitures
	Regulation
	Description of Property, Plant and Equipment
Item 4A.	Unresolved Staff Comments	71
Item 5.	Operating and Financial Review and Prospects	72
	Management Overview
	Critical Accounting Estimates
	Consolidated Results of Operations
	Segment Analysis
	Mobile Communications Europe/USA
	Broadband/Fixed Network
	Business Customers
	Group Headquarters and Shared Services
	Liquidity and Capital Resources
	Recently Issued IASB Pronouncements
Item 6.	Directors, Senior Management and Employees	131
	General
	Supervisory Board
	Management Board
	Compensation
	Share Ownership
	Employees and Labor Relations
Item 7.	Major Shareholders and Related Party Transactions	156
	Major Shareholders
	Related Party Transactions
Item 8.	Financial Information	160
	Consolidated Financial Statements
	Export Sales
	Legal Proceedings
	Dividend Policy
	Significant Changes

i

Item 9.	The Offer and Listing	170
	Trading Markets
Item 10.	Additional Information	173
	Articles of Incorporation
	Exchange Controls
	Taxation
	German Taxation
	U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989
	Documents on Display
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	185
	Risk Identification and Analysis
	Foreign Exchange Rate Risk
	Interest Rate Risk
	Changes in Market Risk Exposure in 2008 Compared to 2007
Item 12.	Description of Securities Other than Equity Securities	187

	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	187
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	187
Item 15.	Controls and Procedures	188
Item 16A.	Audit Committee Financial Expert	190
Item 16B.	Code of Ethics	190
Item 16C.	Principal Accountant Fees and Services	190
Item 16D.	Exemptions from the Listing Standards for Audit Committees	192
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	192
Item 16F.	Change in Registrant’s Certifying Accountant	192
Item 16G.	Corporate Governance	192
	PART III
Item 17.	Financial Statements	195
Item 18.	Financial Statements	195
	Report of Independent Registered Public Accounting Firms as of December 31, 2008 and 2007 and for the three years ended December 31, 2008
	Consolidated Income Statement for the three years ended December 31, 2008
	Consolidated Balance Sheet as of December 31, 2008 and 2007
	Consolidated Cash Flow Statement for the three years ended December 31, 2008
	Consolidated Statement of Recognized Income and Expense for the three years ended December 31, 2008
	Notes to the Consolidated Financial Statements
Item 19	Exhibits	195

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

Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others:

•	changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which we and our subsidiaries and associated companies operate;
•
the level of demand for telecommunications services in the markets we serve, particularly for wireless telecommunications services, broadband access lines, voice and data traffic, new higher-value products and services, and new rate offerings;

•              changes in government policies and new legislation;
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

•	the effects of our customer acquisition and retention initiatives, particularly in the fixed-line voice telephony business, the mobile telecommunications business and our interconnection business;
•	the effects of industry consolidation on the markets in which we operate, particularly with respect to our mobile and leased lines businesses;
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
•               ongoing instability and volatility in worldwide financial markets;
•
the availability, terms and deployment of capital, particularly in view of our financing alternatives, actions of the rating agencies, developments in the banking sector and the impact of regulatory and competitive developments on our capital outlays; and

•
the level of demand in the market for our debt obligations, and for the debt obligations of our subsidiaries and associated companies, and our shares, as well as for assets that we may decide to sell, which may affect our financing and acquisition strategies.

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

The selected consolidated financial information as of and for each of the five years ended December 31, 2004 through 2008 are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (“E&Y”) and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”).

Selected Consolidated Financial Data of the Deutsche Telekom Group
	% Change 2008/2007(1)(2)	2008	2007	2006	2005	2004
		(billions of €, except as otherwise indicated)
Income Statement Data
Net revenues	(1.4)	61.7	62.5	61.3	59.6	57.3
Domestic	(5.9)	28.9	30.7	32.4	34.2	34.7
International	3.0	32.8	31.8	28.9	25.4	22.6
Profit from operations	33.2	7.0	5.3	5.3	7.6	6.3
Net profit	n.m.	1.5	0.6	3.2	5.6	1.6
Balance Sheet Data
Total assets	2.0	123.1	120.7	130.2	128.5	125.5
Total financial liabilities (in accordance with the consolidated balance sheet)	8.6	46.6	42.9	46.5	46.7	51.1
Shareholders’ equity	(4.7)	43.1	45.2	49.7	48.6	45.5
Cash Flow Data(3)
Net cash from operating activities	12.1	15.4	13.7	14.2	15.1	16.7
Net cash used in investing activities	(41.3)	(11.4)	(8.1)	(14.3)	(10.1)	(4.5)
Net cash used in financing activities	49.4	(3.1)	(6.1)	(2.1)	(8.0)	(12.9)
Ratios and Selected Data
Additions to intangible assets (including goodwill) and property, plant and equipment	11.5	10.1	9.1	13.4	11.1	6.6
Capital expenditures(3)	8.6	8.7	8.0	11.8	9.3	6.4
Number of employees averaged over the year (full-time employees excluding trainees) (thousands)	(3.6)	235	244	248	244	248
Revenues per employee (thousands of euro)(4)	2.4	262.5	256.5	246.9	244.3	231.7
Earnings per share/ADS—basic and diluted (euro)(5)	n.m.	0.34	0.13	0.74	1.31	0.39
Weighted average number of ordinary shares outstanding (basic) (millions)	0.0	4,340	4,339	4,353	4,335	4,323
Total number of ordinary shares at the reporting date (millions)	0.0	4,361	4,361	4,361	4,198	4,198
Dividend per share/ADS (euro)(5)(6)	0.0	0.78	0.78	0.72	0.72	0.62
Dividend per share/ADS (U.S. dollar)(5)(6)(7)	(9.9)	1.09	1.21	0.98	0.91	0.80

n.m.—not meaningful
(1)   Percentage change based on figures expressed in millions.
(2)
In this Annual Report, increases in the size of negative numbers are expressed in percentage terms with negative percentage amounts, and decreases in the size of negative numbers are expressed with positive percentage amounts.

(3)    In accordance with the statement of cash flows.
(4)    Calculated on the basis of the average number of employees for the year, excluding trainees, apprentices and student interns.
(5)	“ADS” refers to the Deutsche Telekom American Depositary Shares traded on the New York Stock Exchange (“NYSE”). One ADS corresponds to one ordinary share of Deutsche Telekom AG.
(6)
Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid. The proposed 2008 dividend per share amounts are subject to approval by the shareholders at the annual shareholders’ meeting.

(7)
Dividend amounts have been translated into U.S. dollars (using exchange rates published by the European Central Bank) for the relevant dividend payment date, which occurred during the second quarter of the following year, except for the 2008 amount, which has been translated using the applicable rate on December 31, 2008. As a result, the actual U.S. dollar amount at the time of payment may vary from the amount shown here.

Exchange Rates

Unless otherwise indicated, all amounts in this Annual Report are expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. “pound sterling” or “GBP” means the lawful currency of the United Kingdom.

     So that you may more easily ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows, for the periods indicated, the average, high and low exchange rates for euros, expressed in U.S. dollars per EUR 1.00, as published by the European Central Bank:

Year or Month	Average (1)	High	Low
	(in $ per €)
2004	1.2462
2005	1.2380
2006	1.2630
2007	1.3797
2008	1.4726
2008
August	-	1.5574	1.4598
September	-	1.4731	1.3934
October	-	1.4081	1.2460
November	-	1.2935	1.2525
December	-	1.4616	1.2608
2009
January	-	1.3866	1.2795
February (through February 26)	-	1.3008	1.2591

(1)    The average of the exchange rates on the last business day of each month during the relevant period.

On February 26, 2009, the exchange rate was USD 1.2782 per EUR 1.00.

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

     Our business is influenced by general economic conditions in Germany, Europe and the United States. The economic outlook for 2009 has worsened significantly, including in our largest markets, Germany and the United States, and the global economic recession appears set to continue for some time. Further deterioration in the economic environment could have an adverse effect on the level of demand by our individual customers for our products and services and the willingness of our business customers to invest in information and communications technology (ICT). This could, in turn, jeopardize the attainment of our growth targets, such as those relating to multimedia services in mobile telecommunications, or those relating to broadband products and services based on digital subscriber line (DSL) technology.

Because we operate in heavily regulated business environments, decisions that regulatory authorities impose on us restrict flexibility in managing our business and may force us to offer services to competitors, or reduce the prices we charge for our products and services, either of which could have a material negative impact on our revenues, profits and market shares.

     Unlike many of our competitors, we are subject to strict regulation in many market segments in Germany and Central, Eastern and Southeastern Europe, particularly with respect to the fixed-line network business of our Broadband/Fixed Network operating segment. Government agencies regularly intervene in the offerings and in the pricing of our fixed-line products and services. Regulation can impede our ability to grow and to react to the initiatives of competitors and technological change.

    At the European Union level, the framework for telecommunications regulation is currently under review. In 2007, the European Commission issued proposals to amend the current framework, which are expected to be adopted in May 2009. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the final changes adopted by the European Union, the manner in which revised directives are subsequently implemented in the E.U. Member States, and how the revised regulatory framework will be applied by the respective National Regulatory Authorities.

    In addition to the review of the regulatory framework, the European Commission recently proposed draft recommendations on the future regulatory treatment of fixed and mobile termination rates and regulated access to Next Generation Access Networks (NGA), such as access to new and existing ducts, civil engineering structures and other elements which are not active and necessary for the roll-out of fiber-based telecommunications infrastructure. The objectives of these recommendations are to cut the fees that mobile and fixed-line operators charge for terminating each other’s calls, and to regulate fiber-based telecommunications infrastructure and access. These recommendations are expected to be adopted during 2009. Depending on the final formulation, these recommendations could have substantial negative effects on our business and pricing flexibility and, as a result, could affect our revenues and profits.

    Access and price regulation apply primarily to telecommunications services that are considered to involve an operator with “significant market power.” We have been designated an operator with significant market power in most fixed-line markets in which we operate, including in Germany, Hungary, Slovakia, Croatia and Greece. The German telecommunications regulatory framework implemented by the Federal Network Agency (Bundesnetzagentur) has an especially significant impact on our domestic business. So far, we have been exempted from regulation on the basis of a loss of significant market power in markets of relatively minor importance only, such as the market for fixed-line international calls.

  Additionally, since we are offering mobile and fixed-line triple-play services (“triple-play” includes high-speed Internet access, communications services and entertainment offerings), media regulation may become increasingly important to our business. This regulation might restrict our ability to provide media services, including the delivery of content, and could also result in additional costs for technical implementation measures needed to comply with increased regulation.

Mobile Communications

  Regulatory authorities supervise our mobile telecommunications operations in the countries in which we operate. We expect a tightening of regulatory control in the area of mobile telecommunications, with a probable negative effect on pricing and revenues, for example as a result of further reductions in international roaming charges for the wholesale and retail voice market, international data and SMS roaming charges, call termination charges and possible access regulation in some markets. In Europe, national regulatory authorities and various E.U. bodies have the power to regulate based on market investigations or reviews.

    With respect to international roaming charges for the wholesale and retail voice market, a European Union-wide regulation, valid until June 2010, is presently in place. However, in September 2008, the European Commission had proposed prolonging this regulation until 2013 and expanding it to SMS and data roaming services as of July 2009. The proposal mandates price caps for wholesale data roaming tariffs and additional transparency measures. This expansion of existing regulation would have a negative effect on our roaming revenues.

    Mobile call termination charges are also subject to regulatory measures in T-Mobile’s markets that can have a negative effect on revenues. Various reviews of call termination rates and court proceedings relating to regulatory measures are pending in several of T-Mobile’s markets. The European Commission is currently considering a recommendation with a definition of acceptable costs. The proposal will, in the long run, reduce the cost basis for the price calculation of mobile termination charges.

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

Broadband/Fixed Network

      We believe that, for the foreseeable future, the Federal Network Agency is likely to consider us a provider with significant market power in various German markets for public voice telephony services in the fixed-line network and in other markets, including most of those in which we held monopoly rights in the past. As a result, we expect that the strict regulatory provisions of the German Telecommunications Act relating to providers with significant market power will continue to be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to gain significant market power in the near future, we expect that we will have to compete in important markets with providers not subject to these regulatory obligations. Therefore, these competitors may be expected to have more flexibility than we have in terms of the types of services offered and customers served, pricing and the granting of network access.

    We are required to offer an Internet Protocol (IP) Bitstream Access product in the wholesale-market and are therefore required to offer unbundled broadband access to competitors since April 2008. Unbundled broadband access for our competitors expands competition in the access business, currently focused on metropolitan areas, to all regions in Germany. It is possible that the Federal Network Agency may decrease the existing nationwide regulation for IP Bitstream Access by following the model of other European regulatory authorities. We expect a decision from the Federal Network Agency in the first quarter of 2009.

    Regulatory authorities may choose to classify our entry into new markets as extensions of our existing services and subject such new businesses to regulation instead of considering it an unregulated new product offering. For example, our triple-play offerings using DSL technology over our new 50 Mbit/s high-speed fiber-optic network (VDSL) may be viewed by the Federal Network Agency as an extension of our prior double-play and triple-play service offerings, which were based on ADSL2+ technology. This could subject our VDSL technology-based product offerings to extensive regulation in Germany.

   According to a regulatory order, we must grant access to competitors to ducts or, alternatively, to dark fiber cable. The replication of VDSL products, in particular by our competitors using their own infrastructures, is therefore being made easier at our expense. This will have a negative impact on our revenue generation, even if we offer our competitors a VDSL product on a voluntary basis.

    Our fixed-line subsidiaries in Central, Eastern and Southeastern Europe are subject to regulatory provisions and risks that are similar to those affecting our fixed-line operations in Germany. The business impact of increased regulation on our subsidiaries in Central, Eastern and Southeastern Europe will depend on the way in which national regulatory authorities use their powers, and the extent to which our competitors take advantage of regulatory decisions designed to foster increased competition.

    Further market analysis procedures under the E.U. regulatory framework have been carried out in Hungary throughout 2008. In this context, an obligation to offer wholesale unbundled ADSL at regulated prices was introduced and the monthly fees of local loop unbundling, shared access and local bitstream access were substantially reduced. The second round of market analysis in Slovakia has begun and is expected to continue until the end of 2010. It is likely that additional regulatory obligations will be imposed upon Slovak Telekom as a result of this market analysis. These developments could also contribute to a loss of our market shares in specific product markets in these countries, which could have a material adverse effect on our revenues and profits.

    For further information regarding the matters discussed above and other aspects of the regulatory environments to which our businesses are subject, see “Item 4. Information on the Company—Regulation” and “Item 8. Financial Information—Legal Proceedings.”

We face intense competition in all areas of our business, which could lead to reduced prices for our products and services and a decrease in market share in certain service areas, thereby adversely affecting our revenues and net profit.

    Mobile Communications

    In the United States, each of T-Mobile USA’s three main national competitors—AT&T, Verizon Wireless and Sprint/Nextel—is significantly larger than T-Mobile USA. Their scale could afford them significant structural and competitive advantages in this market. This situation presents T-Mobile USA with a long-term challenge to compete effectively in terms of pricing, products, coverage and the introduction of new technologies and services. Intense competition from various regional and other small national operators also exists in T-Mobile USA’s markets. In addition to traditional competitors, the entrance and influence of non-wireless carriers, such as cable providers, could cause further pressure on the wireless industry and T-Mobile USA (e.g. by offering bundled services T-Mobile USA does not provide). Since T-Mobile USA is a significant contributor to our overall revenues and customer growth, a slowdown or decline in the business of T-Mobile USA could have a material adverse effect on the attainment of the growth targets and profitability of our Group as a whole.

    Competition in the European mobile telecommunications markets has increased and can be expected to increase further in the future. Growing competition results, in part, from the market entry of low cost carriers, such as mobile virtual network operators (MVNOs), which use the networks of other operators at volume discounts, and from market consolidation. If prices for mobile telecommunications services decline more than anticipated and this decline is not compensated for by higher usage, T-Mobile may not achieve its objectives. In addition, mobile network operators’ expansion of product offerings into the fixed-line sector may result in a competitive disadvantage for T-Mobile in countries in which T-Mobile offers only mobile communications services. Moreover, technologies such as W-LAN, WiMax and Voice over Internet Protocol (VoIP), which can be used with existing hardware and platforms, could result in the diversion of voice and data traffic from T-Mobile’s network, which could lead to significant price and revenue reductions.

    As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention, and increasing the quality and value of existing customers. Accordingly, if we are unable to offer increased quality and better value to our customers, our market share and revenues may not grow as we have anticipated in our plans.

     For more information, see “Item 4. Information on the Company—Description of Business—Mobile Communications.”

    Broadband/Fixed Network

    In Germany, and to a lesser extent in Central, Eastern and Southeastern Europe, fixed-line network voice telephony service revenues and prices have continued to decline, primarily due to intense competition and adverse decisions imposed by the national regulation authorities, and also due to customers’ ongoing substitution of mobile telecommunications and VoIP services for fixed-line usage.

    Due to competitive pressures from cable operators, mobile operators and fixed-line carriers, we continued to lose market share in 2008. We expect a further increase in competition from cable operators, in particular, offerings of product bundles for telephone and broadband access lines, which are increasingly offered in more regions throughout Germany as well as in Central, Eastern and Southeastern Europe. Furthermore, the switch of mobile operators’ focus from pure mobile services towards fixed-line offerings, regulatory actions by the Federal Network Agency and the increasing quality and acceptance of VoIP services will increase pressure on our market shares, revenues and margins.

    Additional local and regional network operators are expanding their presence to include other major cities and regions. In the future, we could face even fiercer competition and lose further market share if our competitors were to combine their businesses.

    Existing mobile substitution effects are intensified by the proliferation of MVNOs. Reduced prices for mobile telecommunications services (e.g., on the basis of lower flat rates without call-based charges and regulatory decisions regarding mobile telephony termination rates) could further increase pricing pressure on our fixed-line services. Furthermore, mobile operators are increasingly engaging in reselling DSL product bundles provided by other fixed-line operators, and this continues to have an adverse effect on our fixed-line network revenues.

    The German and European markets for Internet access and portal services, especially within the broadband market, have been, and will continue to be, highly competitive and are increasingly saturated. Prices for broadband flat rates have been steadily declining. Broadband/Fixed Network’s future competitive position will be affected by pricing, network speed and reliability, services offered, customer support and its ability to be technologically adept and innovative. The regulatory environment can also exert a significant influence on the level of competition. We expect that our competitors will continue to pursue new broadband customers aggressively. In the market for portal services and content, competition is also intense due to low barriers to entry. In addition, a weaker economy may increase pressure on our revenues and margins in these markets. Furthermore, recent regulatory decisions have required us to offer to our competitors an IP Bitstream Access product, which enables our competitors to expand their operations throughout Germany without building their own infrastructure.

    Part of the challenge for our Broadband/Fixed Network operating segment continues to be the improvement of its reputation for customer service while implementing cost-saving measures. If we do not continue to improve our customer service sustainably, there is a risk that we might not stop our overall continuing loss of fixed-network customers in the German market.

    Each of these developments is expected to continue to erode our market shares and to decrease our revenues and profit margins. For more information, see “Item 4. Information on the Company—Description of Business—Broadband/Fixed Network” and “Item 4. Information on the Company—Regulation.”

    Business Customers

    Our Business Customers operating segment, operated through our T-Systems unit, is a provider of solutions covering the entire ICT value chain. It is subject to risks associated with the general and regional economies of its customers and the willingness and ability of its customers to invest in information and communications technology services and products. The ICT market is shaped by long sales cycles, severe competition and declining prices. The result is downward pressure on revenues and margins, which has been exacerbated by the current global economic crisis.

    The international growth potential of T-Systems may be constrained by its limited brand recognition in some national markets, at least compared to that of competitors who may be more established there, particularly as this relates to maintaining and increasing business with multinational companies outside of Germany.

    T-Systems was strategically realigned to prepare for future market developments. This realignment involved reassigning around 6,300 employees and 160,000 business customers from the T-Systems' Business Services unit to the T-Home business unit of Broadband/Fixed Network. As a result, T-Systems will, beginning in 2009, focus solely on the ICT solution business with our approximately 400 national and international key accounts, and will also be the first point of contact for public- and health care sector customers.

    An additional strategic element was the conclusion of an alliance with U.S.-based Cognizant, a leading global IT and business process outsourcing provider. The success of this partnership depends on whether we succeed in developing our cooperation into a global delivery network.

    If the various initiatives introduced by T-Systems are not successful, T-Systems may lose market share to its competitors, suffer reduced revenues and incur losses.

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

    There is a risk that we will not succeed in making customers sufficiently aware of existing and future value-added services or in creating customer acceptance of these services at the prices we would want to charge. There is also a risk that we will not identify trends correctly, or that we will not be able to bring new services to market as quickly or price-competitively as our competitors. These risks exist, in particular, with respect to our anticipated future growth drivers in the mobile telecommunications area such as mobile data services or other advanced technologies (which are boosted by new products such as the iPhone and the T-Mobile G1 phone) and in the fixed-line telecommunications area (e.g., triple-play services). Some of our investments (e.g., new spectrum licenses) to develop future products and services may involve substantial cash outlays with no certainty of market acceptance or regulatory non-interference. Accordingly, there is a risk that the return on our investments, in particular in spectrum licenses and network infrastructure, may be negatively affected. In addition to the negative impact on our cash flows, this could result in significant write-downs of the value of spectrum or other licenses or other network-related investments.

    Under the product name “Entertain”, we provide our customers in Germany with comprehensive triple-play offerings. The market acceptance for these new products and services could be negatively affected by an unwillingness to pay for additional features. Since the content and technology of the product are very complex, it may prove difficult to convey an understanding of the product’s benefits to our customers via our traditional sales channels. In addition, some of our competitors offer similar or pared-down products. These factors could lead to a potential reduction of the perceived value of “Entertain” to our customers with adverse effects on our pricing models, revenues and profit margins.

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

Failure to achieve our planned reduction and restructuring of personnel or our human resources-related cost-savings goals could negatively affect the achievement of our financial objectives and our profitability.

    Following the successful completion of a large-scale staff reduction program, which led to around 32,000 employees leaving the Group between 2006 and 2008, staff restructuring remains a challenge for us. Additional measures include a severance program at T-Systems, which began in November 2008, as well as employment management measures aiming at placing civil servant employees with public-sector employers.

    The successful realization of our ongoing staff reduction program depends on a range of factors that are beyond our control, such as the continued successful sale of non-core businesses, general developments in the labor market, the demand for our retrained labor force, and the level of acceptance of the various severance offers and other voluntary reduction measures. If the planned staff reduction targets are not achieved, this would have a negative effect on our operating expenses and profitability.

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

    Our employees who have civil servant status can, based on German civil service law, only be completely transferred to the buyer of a business from us in exceptional cases. Therefore, as a general matter, such transferred civil servants are placed on leave of absence while employed with the transferred business unit. Accordingly, in the event of termination of employment with the transferred business unit, there is a risk that such civil servants will return to the Deutsche Telekom Group. This risk of return can be reduced by an agreement on compensation payments, but it cannot be completely eliminated. As of December 31, 2008, the total number of civil servants that can avail themselves of this right of return to the Deutsche Telekom Group was approximately 4,200, which represented a considerable increase over the 2007 year-end figure, chiefly as a result of the sale of DeTe Immobilien. If further Group units employing civil servants are disposed of, the risk of civil servants returning after the end of their temporary leave may further increase.

  For further information regarding civil servants and general human resources-related matters, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.”

Alleged health risks of wireless communications devices have led to litigation affecting T-Mobile, and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations and, thus, adversely affect the financial condition and results of operations of our wireless services business.

    Media reports have suggested that radio frequency emissions from wireless mobile devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organization has indicated that it will address precautionary recommendations for public policy in its Radio Frequency Environmental Health Criteria in 2010 or 2011. However, on the basis of current scientific knowledge, there are no known adverse effects on health below the international threshold standards. We cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

   Whether or not such research or studies conclude there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices and may result in significant restrictions on the location and operation of T-Mobile’s cell sites and the usage of T-Home’s wireless devices, telephones or products using wireless technology. Such restrictions on use could have material adverse effects on our results of operations.

   T-Mobile USA is subject to current and potential litigation relating to these health concerns. Several class action and individual lawsuits have been filed in the United States against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting products liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial monetary damages as well as injunctive relief. To date, the cases filed against T-Mobile USA have been dismissed by the trial courts, although one class action case is pending on appeal. The defense of lawsuits alleging adverse health effects from wireless telephone use may divert management’s attention, and T-Mobile USA may be required to pay significant awards or settlements and incur significant expenses in defending these lawsuits.

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

   For more information, see “Item 8. Financial Information—Legal Proceedings.”

We continuously engage in large-scale programs to reshape our information technology (IT) infrastructure to adapt to changing customer needs and organizational requirements. Failure to effectively plan and monitor these activities could lead to misallocations of resources and impaired processes with negative consequences for our operations.

   The “Next Generation IT (NG IT)” project was launched in 2008 as a Group-wide framework for all IT-related components of our transformation programs and the development of our future overall IT architecture. It partly replaces and shapes further the “IT 2010” initiative previously disclosed.

   The NG IT project is focused on the Group’s IT at all architectural levels, including IT infrastructure, applications and data and systems. Group-wide sub-projects work on preparing, for example, a joint product data model, comprehensive customer relationship management (CRM) applications, and an improved IT support for our finance, human resources and procurement functions.

    Due to the enormous complexity of the implementation of this IT initiative, malfunctions, connectivity issues, implementation delays, and other unforeseen problems, could result in costly process impairments and remediation, and possible extended down-times of IT processes, and therefore frustrate the attainment of our goals in terms of cost savings and quality improvements.

   One of our most important IT programs deals with the long-term development and implementation of a comprehensive IP platform that will support both fixed-line and mobile telephony services. This means that the traditional platform will be completely replaced by an IP-based system. Upon implementing this joint IP platform, we will be subject to risks inherent in all IT systems connected to the Internet, such as hacker attacks, “spam calls” and other disruptions. These risks could lead to a temporary interruption of our IT resources and, as a result, impair the performance of our technical infrastructure.

System failures due to natural or man-made disruptions and loss of data could result in reduced user traffic and reduced revenues and could harm our reputation and results.

   Our technical infrastructure (including our network infrastructure for fixed-line network services and mobile telecommunications services) and data may be damaged or disrupted by fire, lightning, flooding and other calamities, technology failures, human error, terrorist attacks, hacker attacks and malicious actions (e.g., theft or misuse of customer data), and other similar events. We attempt to mitigate these risks by employing a large number of measures, including backup systems and protective systems such as firewalls, virus scanners, and building security. We cannot, however, be certain that these measures will be effective under all circumstances, and that disruptions or damages will not occur. Damage or disruption to our infrastructure may result in reduced user traffic and revenues, increased costs, and damage to our reputation.

Shortcomings in our supply and procurement process could negatively affect our product portfolio, revenues and profits.

   As a fully integrated ICT service provider, we cooperate with a wide range of different suppliers for technical components and assemblies, as well as for software and other goods and information important to the conduct of our business. Although we do not believe that we are materially dependent on any single supplier, our contractors may want to extend delivery times, raise prices and limit supply due to their own shortages or changing business and product strategies. Furthermore, our vendors may be subject to litigation with respect to technology that is important for the conduct of our business. Especially in times of economic turmoil, supply chains and credit access of our vendors may be negatively affected, which could disturb our commercial relationship with them.

   If our commercial partners fail to deliver quality products and services in a timely manner, the ensuing disruptions in our chain of supply could negatively affect our product portfolio, cost structure, revenues and profits. We take a variety of measures to shelter ourselves from these risks, but we cannot be sure that these measures will be effective under all circumstances.

We are continuously involved in disputes and litigation with regulators, competition authorities, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

   We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. Litigation and regulatory proceedings, including patent infringement lawsuits, are inherently unpredictable. Legal or regulatory proceedings in which we are or come to be involved (or settlements thereof) may have a material adverse effect on our results of operations or financial condition. For information concerning some of the litigation in which we are involved, including with respect to Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”) and Toll Collect, see “Item 8. Financial Information—Legal Proceedings.” For information concerning our regulatory environment, see “Item 4. Information on the Company—Regulation.”

We face allegations of data misuse and flaws in our security systems. Despite diverse measures taken to protect customer data, damage to our reputation remains a significant risk, which may also affect our business.

   The Bonn public prosecutor's office is still investigating the circumstances surrounding the illegal monitoring of phone calls and the theft of data relating to several million mobile customers. As a result of these events, we implemented several measures to further improve data security and transparency, including the creation of a new Management Board position relating to data privacy, compliance and legal affairs, which has the right to veto Mangement Board business decisions related to data privacy. A progress report prepared by the Group Privacy Officer will be published every year on a voluntary basis from the first quarter of 2009 and submitted to the Federal Commissioner for Data Protection and our Supervisory Board. A newly established Data Privacy Advisory Board will advise our Management Board on all issues related to data privacy. The Advisory Board will closely consult with leading data privacy experts from outside the Group with regard to the handling of customer and employee data, data privacy audits, IT security and the consequences of the introduction of new legal provisions. Additionally, we established a dedicated website to keep the public informed of ongoing developments in this area. However, there can be no assurance that the current investigations will not result in the imposition of additional remedial measures or that further breaches relating to our customer data will not materialize in the future.

Future sales of our shares by the Federal Republic or KfW Bankengruppe (“KfW”) may adversely affect the trading prices of our shares and ADSs.

   The Federal Republic (which, together with KfW, owns approximately 31.7% of our outstanding shares) has previously indicated an intent to continue with its privatization policy. In this regard, we cannot predict if and when the Federal Republic will further reduce its holdings of its equity interest in Deutsche Telekom AG. The reduction in the Federal Republic’s direct or indirect holdings may involve KfW. For shareholders, there is a danger that the market offering of a significant volume of our shares by either the Federal Republic or KfW, or speculation to this effect on the markets, could have a negative impact on the price of our shares and ADSs.

   Certain of KfW’s debt instruments are exchangeable into shares of Deutsche Telekom AG, which, upon exchange, could also have a negative impact on the price of our shares. KfW issued a class of exchangeable bonds on May 16, 2008 that matures in June 2013. Exchangeable bonds are debt securities that the holder may exchange for shares in another company during a predefined period and at a predefined price. When the exchange price is exceeded and when the holder exercises the exchange right, KfW will be obligated to exchange the bonds offered for Deutsche Telekom AG shares. When the exchangeable bonds mature in June 2013, KfW has the right to settle them in Deutsche Telekom AG shares. These exchangeable bonds in the aggregate amount of EUR 3.3 billion have a share exchange price of EUR 14.9341 per ordinary share. Accordingly, approximately 221 million shares may be delivered by KfW in exchange for the outstanding bonds maturing in June 2013. The delivery to debtholders by KfW of a significant amount of our shares could have a negative impact on the market price of our shares.

Unexpected difficulties related to the integration of the OTE Group or other acquired entities could adversely affect our business and profits.

    In 2008, we acquired a 25 % plus one share stake in the Greek telecommunications company Hellenic Telecommunications Organization S.A. (“OTE”), Greece’s leading provider of fixed-line voice telephony and internet access services. Through its subsidiaries, OTE also provides fixed-line voice telephony and internet access services in Romania and mobile telecommunications services in Greece, Albania, Bulgaria and Romania.

    In connection with these transactions, we became a party to a shareholders’ agreement with the Hellenic Republic (“HR”), pursuant to which we have assumed management control of OTE and have therefore consolidated OTE beginning in February 2009. With this acquisition, we have expanded and strengthened our presence in Central, Eastern and Southeastern Europe. In addition, we expect to realize significant synergies, including with regard to the procurement of infrastructure equipment and terminal devices.

   Any significant problem in integrating and harmonizing networks, operations, product offerings, personnel, standards, procedures and controls of these or other acquired companies with our own may have material adverse effects on our results of operations and our ability to improve our market position as anticipated.

Exchange-rate, interest-rate and rating risks have had, and may continue to have, an adverse effect on our revenue and cost development.

   We are exposed to currency risks related to our international business activities. Generally, our Central Treasury seeks to hedge currency risks that may have a negative impact on our cash flows, although there can be no guarantee that our hedging strategies will succeed. Currency risks may have a negative impact on our results of operations when amounts in local currencies are translated into euros, particularly in connection with U.S. dollar- and pound sterling-denominated results.

   For more information with respect to the impact of exchange rates and currency translation, see “Item 5. Operating and Financial Review and Prospects—Consolidated Results of Operations.”

   We are also exposed to interest-rate risks, primarily in the euro, U.S. dollar and pound sterling currencies. Interest-rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due on indebtedness at variable rates in each of these currencies. Once per year, our Management Board specifies ratios of fixed and variable debt in these three currencies. Our Central Treasury then takes measures, using derivative instruments and other measures, to implement the interest-risk management decisions of the Management Board.

    For more information about our hedging activities and interest-rate and market risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

    In 2008, Standard & Poors and Moody's Investors Service changed our long-term rating from A- and A3, respectively, to BBB+ and Baa1, respectively, with a stable outlook. Fitch Ratings maintained our long-term rating at A- with a negative outlook. The downgrade by Standard & Poors and Moody’s resulted in an increase in the interest rates on certain of our bonds and also increased our cash outlays for interest. A further decrease in our credit ratings below certain thresholds by various rating agencies would result in an increase in interest rates due to step-up provisions in certain other bonds and medium-term notes and could raise the cost of our debt refinancing activities generally.

    For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Resources – Step-up Provisions.”

The continued volatility and disruption of worldwide financial markets may make it more diffcult for us to raise capital externally, which could have a negative effect on our business plans and financing objectives.

    During 2008, capital and credit markets around the world experienced severe and prolonged volatility and disruption. We believe that new issuances of our debt securities will, in the short term, be subject to smaller volumes and that we will experience decreased market access due to fewer market participants and anxiety relating to the current climate for corporate bonds. Furthermore, banking institutions that are the subject of divestiture or merger, or that are in distress, may restrict the availability of capital to customers, including customers that have existing credit facilities. Banks may be unwilling to renew expiring credit facilities or to extend them on the same terms.  In some cases, financial institutions may be unable or unwilling to honor their commitments, particularly if they fail.

   For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Potential breaches of compliance requirements or the identification of material weaknesses in our internal control over financial reporting may have an adverse impact on our corporate reputation, financial condition and the trading price of our securities.

    In general, compliance requirements for publicly traded companies and, in particular, the investigation of potential breaches and corporate misconduct are increasing and leading to major financial implications for the companies concerned. At the same time, the legal framework governing the monitoring of companies is becoming more comprehensive, which increases the liability risks for executive bodies and associated costs.

    While we believe that we have established an appropriate compliance organization to detect, assess, reduce and manage these risks, the global and diverse nature of our operations means that these risks and their related consequences will continue to exist. Although we intend to take prompt measures to remediate any identified shortcomings in our internal controls over financial reporting, activities of this kind may involve significant effort and expense, and disclosure of any failures, material weakness or other conditions, may result in a deterioration of our corporate image and negative market reactions.

    For more information with regard to Section 404 of the Sarbanes-Oxley Act of 2002, see “Item 15.Controls and Procedures – (b) Management’s Annual Report on Internal Control over Financial Reporting.”

ITEM 4. Information on the Company

INTRODUCTION

The legal and commercial name of our company is Deutsche Telekom AG. We are a private stock corporation organized under German law. Our registered office is located at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and our telephone number is +49 (228) 181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 14 Wall Street, Suite 6B, New York, NY 10005.

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

Important events in the development of our business since January 1, 2008 have included:

•               the sale of Media & Broadcast to Telédiffusion de France in January 2008 for EUR 0.7 billion;

•               the completion of the acquisition of SunCom in February 2008 for a purchase price of EUR 1.1 billion;

•               the acquisition in 2008 of a 25% plus one share stake in the Greek telecommunications company OTE for EUR 3.1 billion.

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
•                Business Customers offers a full range of ICT services and supports multinational corporations and large public authorities.
•               Group Headquarters and Shared Services is responsible for strategic and cross-divisional management functions.

OTE

        In 2008, we acquired a 25% plus one share stake in OTE for EUR 3.1 billion. In connection with the acquisition, we became a party to a shareholders’ agreement with the HR, pursuant to which we have assumed management control of OTE and have therefore consolidated OTE begining in February 2009.

    The shareholders’ agreement contains certain voting and corporate governance arrangements between us and the HR with respect to the shares of OTE. These include provisions relating to the corporate governance of OTE, including the size and composition of the board of directors of OTE, the party or parties responsible for nominating the Chairman and/or the Managing Director of OTE, the powers of the persons holding the office of Chairman and Managing Director, the establishment, composition and powers of committees of the board of directors, the requirement of a supermajority vote of the board of directors for certain matters and the provision to the HR of veto rights with respect to certain corporate actions and business matters.

    There is a provision in the shareholders’ agreement that restricts our ability to transfer any of our shares until December 31, 2011. While the shareholders’ agreement remains in effect, each party has granted the other a general right of first refusal for any amount of such party’s remaining stake in OTE at a price equal to the price offered by a bona fide third party acquirer. In addition, should we be taken over by another company that is not an electronic communications operator of similar size and standing as us in the European Union or the United States, the HR has the right to acquire our shares in OTE at a price based on the then current average trading price of the OTE shares. For this purpose, we shall be deemed to be taken over if one or several entities, with the exception of the Federal Republic, directly or indirectly acquire 35% or more of the voting rights in our shares.

      If we hold less than 25% of the total voting rights in OTE, the HR shall have the right in most circumstances to terminate the shareholders’ agreement by notice to us. The HR also has two put options with respect to its current holdings in OTE. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Other Commitments—Contractual Cash Obligations.”

    Until December 31, 2011, we are not permitted to acquire voting rights in OTE through the purchase of OTE shares or otherwise without the HR’s consent if the effect of such acquisition would result in our total voting rights in OTE exceeding 25% plus one share of the total voting rights in OTE. These standstill arrangements cease in certain circumstances.

    OTE is a full-service telecommunications group. It provides local, long-distance and international fixed-line telecommunications services in Greece and Romania. It also offers Internet access services and fully integrated IP-based telecommunications solutions. In addition, OTE provides telecommunications services on a wholesale basis to other telecommunications providers and ISPs in Greece, including wholesale ADSL access services, interconnection services, leased lines, data telecommunications services and local loop unbundling.

     Through its mobile subsidiary, Cosmote, OTE provides mobile telecommunications services in Greece, Albania, Bulgaria, Macedonia and Romania. OTE has reduced its operational influence on Cosmofon, its Macedonian subsidiary, as a result of the regulatory requirement to sell Cosmofon by June 30, 2009.

     Our investment in OTE considerably expands and strengthens our presence in Southeastern Europe. For the year ended December 31, 2008, the investment in OTE, which was recorded using the equity method, is included in Group Headquarters and Shared Services. Beginning in February 2009, OTE’s fixed-line and wholesale services will be reported as a component of our Broadband Fixed-Network operating segment and its mobile services will be reported as a part of our Mobile Communications Europe operating segment.

Business Customer Realignment

                To simplify our sales organization in the Business Customer operating segment, beginning in 2009, we have transferred our small, medium and large business customers to the Broadband/Fixed Network operating segment where they will be managed by T-Home’s Sales & Service Germany unit.  T-Systems will focus on the ICT solution business with our national and international key accounts, and public- healthcare sector.

Regional and Integrated Focus

                On February 26, 2009, we announced our intention to adopt a more regional focus with a greater emphasis on integrating our products and services. As a result, we intend to eliminate the distinction between our fixed-line and mobile operations and combine the responsibility for product development, IT and technology for our European operations. We plan to make related changes to the structure of our Board of Management.

                The sales, marketing and customer service functions for the fixed-line and mobile businesses in Germany will be combined in one Board of Management department. We also plan to create a Board of Management department for operations to oversee product innovation, IT and technology at a pan-European level and procurement on a global basis. In addition, we have created a Board of Management department to manage our subsidiaries in South Eastern Europe. For further information on related changes in the Board of Management, see “Item 6 – Directors, Senior Management and Employees – Management Board”.

Significant Subsidiaries

         The following table shows the significant subsidiaries that we owned, directly or indirectly, as of December 31, 2008.

Name and registered office	% Held
T-Mobile USA, Inc. (“T-Mobile USA”), Bellevue, Washington, United States(1)	100.00

T-Mobile Deutschland GmbH (“T-Mobile Deutschland”), Bonn, Germany(2)	100.00

T-Systems Enterprise Services GmbH, Frankfurt am Main, Germany	100.00

T-Systems Business Services GmbH, Bonn, Germany	100.00

T-Mobile Holdings Ltd. (“T-Mobile UK”), Hatfield, United Kingdom(1)	100.00

Magyar Telekom Nyrt. (“Magyar Telekom”), Budapest, Hungary(3)	59.30

PTC, Polska Telefonia Cyfrowa Sp. z o.o. (“PTC”), Warsaw, Poland(2)	97.00

T-Mobile Netherlands Holding B.V. (“T-Mobile Netherlands”), The Hague, The Netherlands(1)	100.00

HT-Hrvatske telekomunikacije d.d. (“T-Hrvatski Telekom”), Zagreb, Croatia	51.00

T-Mobile Austria Holding GmbH (“T-Mobile Austria”), Vienna, Austria(4)	100.00

T-Mobile Czech Republic a.s. (“T-Mobile Czech Republic”), Prague, Czech Republic(5)	60.77

Slovak Telekom a.s. (“Slovak Telekom”), Bratislava, Slovakia	51.00

T-Systems GEI GmbH, Aachen, Germany(6)	100.00

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
(3)     Indirect shareholding via MagyarCom Holding GmbH, Bonn
(4)     Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn
(5)     Indirect shareholding via CMobil B.V., Amsterdam
(6)     Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt am Main

           A list of our subsidiaries as of December 31, 2008, is filed as Exhibit 8.1 to this Annual Report.

SEGMENT REVENUE BREAKDOWN

The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

For more information regarding our revenues on a segment and geographical basis, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis.”

	For the years ended December 31,
	2008				2007				2006
	Net Revenues	%	Inter-Segment Revenues	Total Revenues	Net Revenues	%	Inter-Segment Revenues	Total Revenues	Net Revenues	%	Inter-Segment Revenues	Total Revenues
	(millions of € except percentages)
Mobile Communications Europe	19,978	32.4	685	20,663	20,000	32.0	713	20,713	17,700	28.8	755	18,455
Mobile Communications USA	14,942	24.2	15	14,957	14,050	22.5	25	14,075	13,608	22.2	20	13,628
Broadband/Fixed Network	17,691	28.7	3,640	21,331	19,072	30.5	3,618	22,690	20,366	33.2	4,149	24,515
Business Customers	8,456	13.7	2,554	11,010	8,971	14.3	3,016	11,987	9,301	15.2	3,568	12,869
Group Headquarters and Shared Services	599	1.0	2,974	3,573	423	0.7	3,445	3,868	372	0.6	3,386	3,758
Reconciliation	—	—	(9,868)	(9,868)	—	—	(10,817)	(10,817)	—	—	(11,878)	(11,878)
Total	61,666	100.0	—	61,666	62,516	100.0	—	62,516	61,347	100.0	—	61,347

DESCRIPTION OF BUSINESS

Mobile Communications

Principal Activities
    Our mobile communications business is comprised of two separate reporting segments, Mobile Communications Europe and Mobile Communications USA, collectively referred to as T-Mobile. Our Mobile Communications Europe operating segment includes our mobile operations in Germany, the United Kingdom, Poland, Hungary, The Netherlands, the Czech Republic, Austria, Croatia, Slovakia, Macedonia and Montenegro. Our Mobile Communications USA operating segment includes our mobile operations in the United States through T-Mobile USA.

    The principal services offered by our mobile communications businesses to residential and business customers are digital mobile telephony voice services and data services, such as SMS (Short Message Service), MMS (Multimedia Messaging Service), Mobile Internet and other data services. T-Mobile’s strategy is to offer an integrated portfolio of voice and data services to its customers, using the most appropriate technologies available depending on local market conditions.

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

    Voice and data services are provided based on GSM (Global System for Mobile Communications) network technology. GPRS (General Packet Radio Service) technologies have been deployed to add data capabilities to the GSM network, which are being further enhanced in terms of performance and capacity by EDGE (Enhanced Data Rates for GSM Evolution) technology. EDGE is currently commercially available in the United States, Germany, the Czech Republic, Austria, Poland, Hungary, Croatia, Macedonia, Slovakia and Montenegro. In urban and suburban areas in Europe with a higher demand for data capacity, this technology is supplemented by UMTS-FDD (Universal Mobile Telecommunications System-Frequency Division Duplex) or UMTS-TDD (Time Division Duplex) technology. The network is fully integrated and allows a seamless user experience for voice and data services. In 2006, all of our markets in Europe with UMTS-FDD coverage areas were upgraded to support HSDPA (High-Speed Downlink Packet Access) and HSUPA (High-Speed Uplink Packet Access) technology. HSDPA allows data rates of up to 7.2 Mbit/s in the downlink and HSUPA allows data rates of up to 2.0 Mbit/s in the uplink. To date, T-Mobile has met or exceeded all regulatory obligations with respect to its UMTS and other license requirements in the United States , the United Kingdom, Germany, Austria, The Netherlands, the Czech Republic, Hungary, Croatia, Poland, Slovakia, Macedonia and Montenegro. For more information regarding regulatory obligations, see “—Regulation.”

    In September 2008, T-Mobile, jointly with Nortel Networks Corporation, was the first network operator to successfully demonstrate in a live test the next generation communications or NGMN (Next Generation Mobile Networks) under everyday conditions, using the LTE (Long Term Evolution) technology as an example. We believe that LTE download rates of up to 170 Mbit/s and upload rates of up to 50 Mbit/s could be achieved in the future.

    T-Mobile also operates numerous W-LAN (WiFi) HotSpots in Europe and the United States. T-Mobile offers national and international roaming services to its customers through a number of roaming agreements with third-party operators, which allow customers to access mobile services while outside their home network service area. T-Mobile also sells mobile devices to customers in conjunction with its service offerings. Mobile voice and data services are offered on both a prepay basis and a contract basis.

    Global Branding and Alliances

              In 2007, T-Mobile, through the Open Handset Alliance, joined with leading technology and wireless companies to announce the development of Android, which is an open and comprehensive platform for mobile devices. Members of the Open Handset Alliance include, among others, T-Mobile, Google Inc., High Tech Computer Corp., Qualcomm Inc., and Motorola, Inc. The alliance shares common goals to foster innovation relating to mobile devices and to provide consumers with a better user experience. By providing developers with a new level of openness that enables them to work more collaboratively, Android aims to accelerate the pace at which new and attractive mobile applications are made available to consumers. The T-Mobile G1 was the first handset based on Android. It enables customers to access several hundred applications from international developers. The T-Mobile G1 was introduced to the market in the United States and the United Kingdom in October 2008. The T-Mobile G1 combines full touchscreen functionality and a QWERTY keyboard (full English keyboard) with a mobile Web experience that includes the popular Google services such as Google Maps Street View, Google Mail and YouTube. The T-Mobile G1 was launched by the European T-Mobile affiliates in Austria, the Czech Republic and The Netherlands in January 2009 followed by Germany and Poland in February 2009.

    During  2008, T-Mobile entered into a strategic partnership agreement with Yahoo!, Inc. relating to the development and provision of mobile search services based on Yahoo! oneSearch solution.

    T-Mobile was a founding member of the FreeMove alliance, together with Telefónica in Spain, TIM Italia S.p.A. in Italy and Orange S.A. in France. The alliance, which now also includes TeliaSonera, aims to make mobile services more widely available and seamless in all countries in which alliance members operate, by cooperating in several key areas, including the development of joint services related to roaming, voice and data, and the development and purchasing of mobile devices. The European Commission required Telefónica to leave the alliance in 2006 following Telefónica’s acquisition of O2 plc.

    T-Mobile is a founding member of the Next Generation Mobile Networks Alliance. The Next Generation Mobile Networks (NGMN) Alliance currently consists of 53 leading global network operators, technology vendors and universities. The key objective of the NGNM Alliance is to provide a platform for innovation for mobile broadband communications that provides an exceptional mobile user experience, cost-effective and user-friendly services and a range of end-user devices such as mobile phones and embedded mobile devices for laptops, consumer electronics, game consoles, and other devices.

    Principal Markets

    During 2008, our principal mobile telecommunications markets were in the United States, Germany, the United Kingdom, Poland, Hungary, The Netherlands, the Czech Republic, Austria, Croatia, Slovakia, Macedonia and Montenegro.

    T-Mobile counts its customers by the number of SIM cards activated and not churned. T-Mobile includes in its customer totals the SIM cards with which machines can communicate automatically with one another (“M2M cards”). T-Mobile’s mobile telecommunications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use our services, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this period, or in the case of payment default or voluntary disconnection, the customers are cancelled or “churned.” The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Our competitors may calculate their churn rates using methods different from ours. In addition, because we use different calculation methodologies in different jurisdictions, our own churn figures are not comparable across all of our national operations. Our churn methodologies are described in greater detail under each national discussion below.

    Mobile Communications Europe

    Germany

Through T-Mobile Deutschland, T-Mobile offers mobile telecommunications services to individual and business customers in Germany. At December 31, 2008, T-Mobile Deutschland had approximately 39.1 million customers, including approximately 0.9 million M2M cards in use. There were approximately 36.0 million customers at December 31, 2007, including approximately 0.7 million M2M cards in use. Of the total customers at December 31, 2008, approximately 17.0 million were contract customers, compared to approximately 16.1 million at December 31, 2007. T-Mobile Deutschland had approximately 22.1 million prepay customers at December 31, 2008, compared to approximately 19.9 million at December 31, 2007.

    T-Mobile Deutschland’s total average churn rate for 2008 was 1.0% per month, compared to an average churn rate of 1.1% per month in 2007, due to a decrease in both contract and prepay churn rates. The average contract customer churn rate was 1.1% per month in 2008, which is a slight decrease compared to 1.2% per month in 2007. The average prepay churn rate during 2008 was 0.9% per month, compared to the average prepay churn rate of 1.0% per month during 2007, which was primarily caused by a change in the churn policy in 2007. In general, a contract customer of T-Mobile Deutschland is churned either after the voluntary termination upon the lapse of the customer’s contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

    As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepay credit longer than before. Since the beginning of 2007, T-Mobile Deutschland’s prepay churn policy states that the contractual relationship between T-Mobile and the prepay customer starts with the activation of the prepay SIM card and continues for an indefinite time. Without a notice period, the contractual relationship can be terminated by the customer in writing or by calling a T-Mobile service center. The termination of the contractual relationship by the customer is directly followed by disconnection from the network (churn). The contractual relationship can be terminated by T-Mobile in writing or by SMS with one month prior notice. After the one month notice period, the customer is churned, unless the account is topped up or the customer generates outgoing voice or data traffic during the one-month notice period.

    United Kingdom

    T-Mobile UK offers mobile telecommunications services to individual and business customers in the United Kingdom. At December 31, 2008, T-Mobile UK had approximately 16.8 million customers, compared to approximately 17.3 million at December 31, 2007. Of the total customers at December 31, 2008, approximately 4.1 million were contract customers, compared to approximately 3.9 million at December 31, 2007, and approximately 12.7 million were prepay customers at December 31, 2008, compared to approximately 13.4 million at December 31, 2007. In the T-Mobile UK customer base, M2M cards account for less than one percent of the overall prepay customer base.

    Of the total number of T-Mobile UK customers at December 31, 2008 and 2007, approximately 4.8 million and 5.2 million, respectively, were customers of Virgin Mobile Telecoms Limited (Virgin Mobile), which is a MVNO. T-Mobile UK reports Virgin Mobile customers as prepay customers. All Virgin Mobile customers currently use T-Mobile UK prepay technology. Virgin Mobile is continuing to increase their contract tariff offerings. However, due to the technology used it is currently impossible for T-Mobile UK to differentiate Virgin Mobile customers as either contract customers or prepay customers. Virgin Mobile reports to T-Mobile UK the number of customers using a churn policy whereby a customer is churned after a period of 180 days of inactivity. As a MVNO, Virgin Mobile purchases airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the “Virgin Mobile” brand name. Until January 2004, Virgin Mobile had been a joint venture between T-Mobile UK and the Virgin Group. At that time, T-Mobile UK sold its 50% equity stake in Virgin Mobile to the Virgin Group and received a payment of GBP 50 million (approximately EUR 75 million) in exchange for waiving its right to participate in any initial public offering of Virgin Mobile. Additionally, T-Mobile UK and Virgin Mobile concluded a telecommunications supply agreement granting Virgin Mobile use of T-Mobile UK’s mobile telecommunications network.

    In December 2007, “3” (a brand name of Hutchison 3G UK Limited) and T-Mobile UK entered into a network sharing agreement to consolidate their 3G Radio Access Networks to provide customers with enhanced network coverage and faster access to high-speed mobile services at a lower cost. In early 2008, the established joint venture, Mobile Broadband Network Limited (MBNL), introduced its first integrated cell site using the new network consolidation technology. Since then, significant progress has been made and the main supplier contracts have been awarded, which paves the way for MBNL to move ahead with the integration of cell sites, which is intended to create the UK's most extensive 3G network by 2010.

    During 2008, T-Mobile UK’s average monthly churn rate (not including Virgin Mobile customers) was 3.4%, compared to 3.2% in 2007. The increase in churn was predominantly caused by an increase in T-Mobile UK’s prepay churn rate of 4.0% per month in 2008, compared to 3.8% per month in 2007, which was mainly caused by an intense focus on the contract customer base. The contract churn rate was 2.1% per month in 2008, which slightly increased compared to 2007.

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

    Poland

    T-Mobile holds a 97% interest in PTC. Since November 1, 2006, PTC has been fully consolidated in Mobile Communications Europe.

    At December 31, 2008, PTC had approximately 13.3 million customers, compared to approximately 13.0 million at December 31, 2007. Of the total customers at December 31, 2008, approximately 6.3 million were contract customers, compared to approximately 5.4 million at December 31, 2007. PTC had approximately 6.9 million prepay customers at December 31, 2008, compared to approximately 7.6 million at December 31, 2007.

    PTC’s average churn rate during 2008 and 2007 was 3.1% per month. The average contract churn rate during 2008 was 0.6% per month, which represents a decrease from 0.7% per month in 2007, primarily due to intensive retention campaigns. The average prepay churn rate increased from 4.6% per month in 2007 to 5.2% per month in 2008, primarily due to disconnections of improperly used SIM cards.

    In general, a contract customer of PTC is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. PTC’s prepay churn policy generally states that a customer can originate calls or data traffic and receive data or voice communications during his respective validity period. The length of the validity period can be up to 12 months depending on the recharge amount (account validity). The validity period can be extended by additional top-up credits. If a customer exceeds the account validity date, he will receive a grace period depending on his tariff, during which the customer can only receive voice and data communications. The grace period is either 3 months or 12 months depending on the tariff plan. If the prepay account has not been topped-up during this grace period, the customer is churned.

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

    At December 31, 2008, T-Mobile Hungary had approximately 5.4 million customers, compared to approximately 4.9 million at December 31, 2007. Of the total customers at December 31, 2008, approximately 2.1 million were contract customers, compared to approximately 1.8 million at December 31, 2007. T-Mobile Hungary had approximately 3.3 million prepay customers at December 31, 2008, compared to approximately 3.1 million at December 31, 2007.

    T-Mobile Hungary’s average churn rate during 2008 was 1.3% per month, which represents a slight decrease compared to 2007. The average contract churn rate in 2008 was approximately 0.9% per month, compared to approximately 0.8% per month in 2007 due to continued competitive pressure in the Hungarian market. The corresponding prepay customer churn rate was approximately 1.6% in 2008 compared to approximately 1.8% in 2007 due to free upgrade offers, as well as better equipment offers, to prepay customers. Generally, a contract customer of T-Mobile Hungary is churned either after the voluntary termination upon the lapse of his contracted loyalty period or after forced contract termination due to the customer’s failure to fulfill payment obligations. In the absence of re-charging, a prepay customer is churned after a period of 12 to 16 months depending on the amount charged on the prepay card.

    The Netherlands

    Through T-Mobile Netherlands, T-Mobile offers mobile telecommunications services to individual and business customers in The Netherlands.

    On October 1, 2007, T-Mobile Netherlands acquired the Dutch telecommunications provider Orange Nederland from France Télécom for EUR 1.3 billion, which included Orange Nederland N.V. and Orange Nederland Breedband B.V. (Orange Nederland Breedband). At the time of the acquisition, we intended to dispose of Orange Nederland Breedband. However, during 2008, we decided not to sell Orange Nederland Breedband and retroactively reclassified our interest as no longer held for sale, which resulted in minor changes to our income statement. Orange Nederland Breedband’s name was changed to Online Breedband B.V. as of June 1, 2008, and is referred to herein as Online Netherlands.

    Through the acquisition of Orange Nederland, T-Mobile Netherlands is the second largest mobile operator in the Dutch market in terms of customer market share.

    At December 31, 2008, T-Mobile Netherlands had approximately 5.3 million customers compared to approximately 4.9 million customers at December 31, 2007. At the end of 2008, approximately 2.3 million customers were contract customers and approximately 3.0 million were prepay customers, compared to approximately 2.1 million contract customers and approximately 2.8 million prepay customers at the end of 2007.

    T-Mobile Netherlands’ average churn rate for 2008 (including Orange Nederland for full year) was 2.5% per month, compared to an average churn rate of 2.8% per month in 2007. This decrease in 2008 was due to a decrease in prepay churn rate.

    Until end of 2007, Orange Nederland's prepay churn policy stated that if a prepay customer has neither originated nor received voice or data activity (or received only SMS/MMS messages) and has not re-charged for a period of 3 months, the customer is churned and removed from the reported customer base. Since the beginning of 2008, Orange Nederland's churn policy was harmonized with T-Mobile Netherlands’ churn policy resulting in a lower prepay churn rate in 2008 compared to 2007.

    In general, if a prepay customer of T-Mobile Netherlands has neither originated nor received voice or data activity (or received only SMS/MMS messages) for a period of 180 days, the customer is churned and removed from the customer base, provided the customer’s account has not been re-charged during that period. A contract customer of T-Mobile Netherlands is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

    Czech Republic

    Through T-Mobile Czech Republic, T-Mobile offers mobile telecommunications services to individual and business customers in the Czech Republic. T-Mobile’s equity interest in T-Mobile Czech Republic is held through its wholly-owned subsidiary, CMobil, which owns approximately 61% of T-Mobile Czech Republic.

    At December 31, 2008, T-Mobile Czech Republic had approximately 5.4 million customers, compared to approximately 5.3 million at December 31, 2007. Of the total customers at December 31, 2008, approximately 2.5 million were contract customers, compared to approximately 2.2 million at December 31, 2007. T-Mobile Czech Republic had approximately 2.9 million prepay customers at December 31, 2008, compared to approximately 3.0 million prepay customers at December 31, 2007.

    T-Mobile Czech Republic’s average churn rate during 2008 was 1.4% per month, which is approximately the same as in 2007. The average contract churn rate during 2008 was 0.5% per month, compared to the average contract churn rate of 0.6% per month during 2007. The average prepay churn rate during 2008 was 2.1% per month, compared to the average prepay churn rate of 1.9% per month during 2007. The year-over-year changes of contract and prepay churn are caused by an ongoing trend of migration to prepay segment instead of deactivation of the customer in the contract segment, which allows T-Mobile Czech Republic to retain part of contract the customers in the prepay segment. Nevertheless it is also increasing the prepay churn.

    Generally, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. In the absence of re-charging, a prepay customer is churned 30 days after completing a period of 12 months without charged voice or data communications activity.

    Austria

    Through T-Mobile Austria, T-Mobile offers mobile telecommunications services to individual and business customers in Austria. In 2006, T-Mobile Austria acquired tele.ring.

    At December 31, 2008, T-Mobile Austria had approximately 3.4 million mobile customers (including approximately 1.1 million tele.ring customers). Of the total customers at December 31, 2008, approximately 2.3 million were contract customers (including approximately 0.8 million tele.ring customers) and approximately 1.1 million were prepay customers (including approximately 0.3 million tele.ring customers). In the T-Mobile Austria customer base, M2M cards account for less than one percent of the overall prepay customer base.

    T-Mobile Austria’s average churn rate during 2008 slightly decreased to 1.8% per month (tele.ring’s average churn rate was 2.1% per month during 2008), as compared to the average churn rate of 2.0% per month during 2007. The average churn rate for contract customers during 2008 decreased to 1.0% per month compared to 1.2% per month in 2007 (tele.ring’s average contract churn rate was 1.2% per month during 2008) due to increased retention measures. The average prepay churn rate during 2008 was 3.3% per month, compared to the average prepay churn rate of 3.4% per month during 2007.

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

    Croatia

    Through T-Mobile Hrvatska d.o.o. (T-Mobile Croatia), T-Mobile offers mobile telecommunications services to individual and business customers in Croatia. Deutsche Telekom’s equity interest in T-Mobile Croatia is held through its 51% equity interest in T-Hrvatski Telekom, which owns 100% of T-Mobile Croatia’s share capital.

    At December 31, 2008, T-Mobile Croatia had approximately 2.7 million customers, compared to approximately 2.4 million at December 31, 2007. Of the total customers at December 31, 2008, approximately 0.8 million were contract customers, compared to approximately 0.7 million at December 31, 2007. T-Mobile Croatia had approximately 1.9 million prepay customers at December 31, 2008, compared to approximately 1.7 million at December 31, 2007.

    T-Mobile Croatia’s average monthly churn rate during 2008 was 1.4%, compared to 1.3% per month in 2007. The average contract churn rate was 0.7% per month in 2008, which is the same as in 2007. The average prepay churn rate during 2008 was 1.7% per month, compared to 1.5% per month in 2007 which is a result of increased competition in the low-end prepay segment.

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

    At December 31, 2008, T-Mobile Slovensko had approximately 2.3 million customers, compared to 2.4 million at December 31, 2007. Of the total customers at December 31, 2008, approximately 1.4 million were contract customers, compared to approximately 1.2 million at December 31, 2007. T-Mobile Slovensko had approximately 1.0 million prepay customers at December 31, 2008, compared to approximately 1.2 million at December 31, 2007.

    T-Mobile Slovensko’s average churn rate during 2008 was 1.8% per month, which represents an increase from 1.5% in 2007. The average contract churn rate remained the same at 0.8% per month in 2007 and 2008. The average prepay churn increased from 2.1% per month in 2007 to 3.0% per month in 2008 primarily due to marketing campaigns of the competitor Telefónica O2.

    Generally, a contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer is churned after a period of 12 months without re-charging calculated from the last use.

    Macedonia

    In Macedonia, T-Mobile offers mobile telecommunications services through T-Mobile Macedonia. T-Mobile Macedonia is a wholly-owned subsidiary of Makedonski Telekom, which is majority owned by Magyar Telekom.
    At December 31, 2008, T-Mobile Macedonia had approximately 1.4 million customers, compared to approximately 1.2 million at December 31, 2007.

    Montenegro

    In Montenegro, T-Mobile offers mobile telecommunications services through T-Mobile Crna Gora (Montenegro). All of the share capital of T-Mobile Crna Gora (Montenegro) is held by Crnogorski Telekom, which is majority owned by Magyar Telekom.

    At December 31, 2008, T-Mobile Crna Gora (Montenegro) had approximately 0.5 million customers, compared to 0.4 million customers at December 31, 2007.

    Mobile Communications USA

    Through T-Mobile USA, T-Mobile offers mobile voice and data telecommunications services to individual and business customers in the United States. At December 31, 2008, T-Mobile USA had approximately 32.8 million customers, compared to approximately 28.7 million at December 31, 2007. Included in the increase of 4.1 million customers in 2008 were 1.1 million customers related to our acquisition of SunCom Wireless in February 2008. Of the total customers at December 31, 2008, approximately 26.8 million, or 82%, were contract customers, compared to approximately 23.9 million, or 83%, at December 31, 2007, and approximately 6.0 million were prepay customers at December 31, 2008, compared to approximately 4.8 million at December 31, 2007.

    T-Mobile USA’s average churn rate for 2008 was 2.9% per month, up from 2.8% in 2007. The contract customer churn rate increased to 2.1% in 2008, from 1.9% in 2007. This was largely due to the second anniversary of the introduction of two-year customer contracts in the second quarter of 2006, and competitive intensity particularly in the second half of the year. Competitive differences, differences in features and services due to the use of multiple wireless technologies, and general differences in consumer behavior between the United States and Europe factor into the higher industry churn rates in the United States compared to Europe. However, the churn rate of our U.S. operations is higher than the U.S. industry average, due in part to the higher proportion of prepay customers in T-Mobile USA’s customer base relative to most of its U.S. competitors and due to the greater focus on individual consumers than other US carriers (which have a greater focus on lower-churn enterprise and government customers). Prepay customers in the United States typically churn at substantially higher rates than contract customers.

    Generally, a contract customer of T-Mobile USA is churned either after the voluntary termination or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer in the United States is churned after a period of 90 days of inactivity (i.e., the customer has neither originated nor received a voice or data communication in that period).

    On February 22, 2008, T-Mobile USA acquired all of the shares in SunCom Wireless Holdings, Inc. for USD 27.00 per share, or USD 1.6 billion (EUR 1.1 billion). The total value of this transaction including net debt of approximately USD 0.8 billion (approximately EUR 0.5 billion) is USD 2.4 billion (approximately EUR 1.6 billion). Through this acquisition, T-Mobile USA expanded its network in the southeastern United States, Puerto Rico and the U.S. Virgin Islands.

    During 2008, T-Mobile USA has been investing in network infrastructure in certain markets to utilize the Advanced Wireless Services (AWS) spectrum in the 1700 MHz and 2100 MHz frequency bands it acquired in 2006. By the end of 2008, T-Mobile USA’s 3G network covered a population of 107 million people in 130 cities.

    As previously disclosed, on January 5, 2005, T-Mobile USA and AT&T (formerly Cingular Wireless) terminated their network-sharing joint venture (GSM Facilities LLC, “GSM Facilities”), and T-Mobile USA acquired 100% ownership of the shared-network assets in California, Nevada and New York City. In connection with this transaction, on January 7, 2007, T-Mobile USA gave up 10 MHz of spectrum in the New York City Basic Trading Area (BTA) to AT&T, and T-Mobile USA received 5 MHz of spectrum from AT&T in each of the nine BTAs in the California/Nevada market. In addition, T- Mobile USA acquired an option to purchase from AT&T an additional 10 MHz of spectrum in the San Diego BTA that was exercised in February 2007.

Seasonality

T-Mobile’s business in each of its principal markets is affected by seasonal factors, with a general increase in sales of products and services occurring during the fourth calendar quarter, due to holiday purchases. As a result, T-Mobile’s performance during the fourth quarter can have a significant influence on its performance for the full year.

    Suppliers

T-Mobile mainly purchases IT and network components, as well as mobile devices for purposes of resale, from a number of different suppliers.

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

Marketing and Sales

Each of T-Mobile’s principal subsidiaries uses its own mix of direct and indirect distribution channels to market its mobile voice and mobile data products and services to its customers. In each of T-Mobile’s principal markets, T-Mobile sells its products and services to retail customers through its own network of direct retail stores including some franchise-like exclusive dealer operations. In Germany, the direct retail stores (Telekom shops (formerly T-Punkt shops)) are operated by a subsidiary of the Deutsche Telekom Group. Further direct sales channels include a direct sales force dedicated to business customers, sales through customer service including Telesales and the T-Mobile websites. These are used for customer-relationship management as well as for sales transactions. In addition, third-party distributors, who typically market the products and services of multiple mobile network operators, play a significant role in distribution. Our mobile telecommunications subsidiaries use a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and commissions.

Mobile telecommunications resellers and MVNOs are also an important distribution channel for T-Mobile products and services, especially in Germany and the United Kingdom. In the United States, MVNOs are currently a minor but growing distribution channel for T-Mobile USA products and services. In general, mobile telecommunications resellers and MVNOs purchase minutes and data at wholesale rates and mobile devices at a discount from network operators, resell packaged services and mobile devices under their own brands through their own distribution channels, charge their customers at retail rates that they set independently, and provide customer service and technical support.

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

Through its “HotSpot” product, T-Mobile operates one of the largest carrier-owned W-LAN networks in the world, available in almost 13,000 convenient public access locations in all of T-Mobile’s branded locations. T-Mobile expects that the total number will decrease in 2009 due to the Starbucks location migration to BT Openzone of British Telecommunications plc in the United Kingdom and Germany.

T-Mobile, through its “web’n’walk” product, offers its customers open access to the Internet on mobile phones. T-Mobile believes that this strategy is superior to the offers of its competitors, who determine the content access for their customers.

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

Mobile Communications Europe

Germany

In Germany, T-Mobile Deutschland faces intense competition from mobile network operators Vodafone, E-Plus and O2. We believe that T-Mobile Deutschland maintained its market leadership position, in terms of number of customers, at September 30, 2008.

T-Mobile believes that T-Mobile Deutschland had a customer market share of approximately 37% at September 30, 2008, which was about the same at September 30, 2007, while Vodafone had a customer market share of approximately 34% at September 2008, compared to approximately 35% at September 30, 2007. E-Plus and O2 had a customer market share of approximately 16% and 13%, respectively, at September 30, 2008, compared to approximately 15% and 13%, respectively, at September 30, 2007 . T-Mobile believes that the overall penetration rate in the German mobile telecommunications market was approximately 129% at September 30, 2008.

In the retail market, in addition to competition from other network operators, T-Mobile Deutschland faces significant competition from resellers. T-Mobile expects that, in the short-term, the market entry of existing and potentially new resellers will significantly further affect mobile telephony prices and attract customers from T-Mobile and the other existing mobile operators.

United Kingdom

In the United Kingdom, T-Mobile UK faces intense competition, principally from Vodafone, O2 and Orange. In addition, T-Mobile UK faces competition from “3”. T-Mobile believes that T-Mobile UK’s customer market share, which includes customers of Virgin Mobile, was approximately 22% as of September 30, 2008, compared to 24% in September 30, 2007. T-Mobile believes that the penetration rate in the United Kingdom mobile telecommunications market was approximately 123% at September 30, 2008.

In the retail market, in addition to competition from other mobile network operators, T-Mobile UK faces significant competition from resellers, as well as from other MVNOs.

Poland

In Poland, PTC faces competition from Polkomtel, Centertel and P4. T-Mobile believes that PTC’s customer market share was approximately 30% at September 30, 2008, compared to 32% at September 30, 2007. The decline is mainly due to aggressive customer growth of P4, which entered the market at the beginning of 2007. T-Mobile believes that the penetration rate in the Polish mobile telecommunications market was approximately 113% at September 30, 2008.

                Hungary

In Hungary, T-Mobile Hungary faces competition from Pannon and Vodafone Hungary. T-Mobile believes that T-Mobile Hungary’s customer market share was approximately 44% at September 30, 2008, which was about the same as at September 30, 2007. Pannon had a market share of approximately 35% at September 30, 2008, which was about the same as at September 30, 2007, and Vodafone Hungary had a market share of approximately 21% at September 30, 2008, approximately the same share as in 2007. T-Mobile believes that the penetration rate in the Hungarian mobile telecommunications market was approximately 117% at September 30, 2008.

                The Netherlands

In The Netherlands, T-Mobile Netherlands faces intense competition from KPN Mobile (including Telfort) and Vodafone. T-Mobile believes that T-Mobile Netherlands’ customer market share, including Orange Nederland customers, was approximately 28% at September 30, 2008, compared to approximately 27% at September 30, 2007, while KPN Mobile (including Telfort) and Vodafone had a market share of approximately 49% and 23%, respectively, at September 30, 2008, compared to approximately 51% and 22%, respectively, at September 30, 2007. T-Mobile believes that the penetration rate in the Dutch mobile telecommunications market was approximately 117% at September 30, 2008.

In the Dutch retail market, in addition to competition from the mobile network operators mentioned above, T-Mobile Netherlands competes with an increasing number of MVNOs.

      Czech Republic

In the Czech Republic, T-Mobile Czech Republic faces competition from Telefónica O2 Czech Republic (formerly Eurotel Praha), Vodafone Czech Republic (formerly Oskar Mobil) and since mid-2008 MobilKom under its brand “U:Fon”. T-Mobile believes that T-Mobile Czech Republic’s customer market share was approximately 40% at September 30, 2008, compared to approximately 41% at September 30, 2007, Telefónica O2 Czech Republic had a market share of approximately 39% at September 30, 2008, compared to approximately 39% at September 30, 2007, Vodafone Czech Republic had a market share of approximately 21% at September 30, 2008, compared to approximately 20% at September 30, 2007. T-Mobile believes that the penetration rate in the Czech mobile telecommunications market was approximately 130% at September 30, 2008.

Austria

In Austria, T-Mobile Austria primarily faces competition from mobilkom austria, Orange (formerly ONE) and “3”. T-Mobile believes that T-Mobile Austria’s customer market share after the consolidation of tele.ring was approximately 32% at September 30, 2008, compared to approximately 34% at September 30, 2007, and the customer market shares of mobilkom austria, Orange and “3” were approximately 42%, 20% and 6%, respectively, at September 30, 2008, compared to approximately 40%, 21% and 5%, respectively, at September 30, 2007. T-Mobile believes that the penetration rate in the Austrian mobile telecommunications market was approximately 124% at September 30, 2008.

     Croatia

In Croatia, T-Mobile Croatia faces competition from VIPnet and Tele2. T-Mobile believes that T-Mobile Croatia’s customer market share was approximately 47% at September 30, 2008, compared to approximately 47% at September 30, 2007. T-Mobile believes that the penetration rate in the Croatian mobile telecommunications market was approximately 127% at September 30, 2008.

Slovakia

In Slovakia, T-Mobile Slovensko faces competition from Orange and Telefónica O2. T-Mobile believes that T-Mobile Slovensko’s customer market share was approximately 41% at September 30, 2008, compared to approximately 41% at September 30, 2007. T-Mobile believes that the penetration rate in the Slovak mobile telecommunications market was approximately 104% at September 30, 2008.

                Macedonia

In Macedonia, T-Mobile Macedonia faces competition from Cosmofon AD, and since September 2007 also from VIP, which is 100% owned by mobilkom austria. T-Mobile believes that T-Mobile Macedonia’s customer market share was approximately 59% at September 30, 2008, compared to approximately 66% at September 30, 2007. T-Mobile believes that the penetration rate in the Macedonian mobile telecommunications market was approximately 106% at September 30, 2008.

    Montenegro

In Montenegro, T-Mobile Crna Gora (Montenegro) faces competition from ProMonte and Mtel. T-Mobile believes that T-Mobile Crna Gora’s customer market share was approximately 34% at September 30, 2008, which represents a decrease from approximately 38% at September 30, 2007.

Mobile Communications USA

T-Mobile USA faces intense competition in the United States mobile telecommunications market from the three other large national mobile providers, Verizon, AT&T and Sprint/Nextel, and from various regional operators and MVNOs (mobile virtual network operators). The four largest national carriers, including T-Mobile USA, are estimated to represent approximately 85% of the total U.S. mobile telephony customer base as of September 30, 2008. T-Mobile USA’s customer market share, measured as a percentage of the total customer base of the four largest nation-wide operators, was approximately 14% at September 30, 2008, compared to 13% as of September 30, 2007. The two largest national mobile providers or their predecessors had been operating in the United States mobile telecommunications market for a considerable time prior to the entry of T-Mobile USA’s predecessors into the United States market.

Verizon, AT&T and Sprint/Nextel together represent an estimated 73% of the total United States mobile telephony market in terms of customers as of September 30, 2008. These companies have potential advantages of size and scale that they continue to grow through the acquisition of rural carriers. This could allow them to deliver services in a more cost-efficient manner and thereby negatively affect T-Mobile USA’s competitive position.

The United States mobile telecommunications market is quite different in a number of respects from the European mobile telecommunications markets. For example, there is no single communications standard. In addition, licenses used to provide wireless services do not cover the entire US and furthermore different frequency ranges are required in parts of the nationwide footprint. It can therefore be difficult for network operators to obtain the spectrum needed in some localities to expand customer bases, upgrade the quality of service and add new services, particularly in densely populated urban areas. Low population density in other areas can cause problems with network efficiency and result in large geographic areas with no or limited coverage. For these and other reasons, penetration levels for mobile telephony services in the United States are generally lower than penetration levels in western European countries although the difference is decreasing over time. Mobile telecommunications operators in the United States market generally continue to invest heavily in their networks in order to generate customer and revenue growth. However, as of September 30, 2008, penetration in the United States has reached approximately 87% and slowing wireless industry customer growth expectations indicate that the market is maturing.

Usage and pricing practices in the United States mobile market also differ significantly from those typically seen in European markets. Average voice usage per customer per month is generally much higher in the United States than in Europe primarily due to the higher number of postpay plans in the United States. Contract pricing in the United States is typically in the form of a fixed monthly charge at various price points for specified bundles of features and services, which permit usage up to prescribed limits with no incremental charges. Usage in excess of the limits results in incremental charges. The majority of prepay service is priced solely on a usage basis, similar to Europe, but the percentage of prepay customers is significantly smaller in the United States than Europe. Typically, both inbound and outbound usage counts against the contract usage limits, and both are subject to incremental charges for excess contract usage and prepaid usage. Furthermore, 2008 saw the introduction of the unlimited voice and data plans, which eliminate incremental usage charges at certain price points. Monthly average revenue per user (ARPU) is typically higher in the United States than in Europe. However, average revenue per minute of use is substantially lower in the United States than in Europe.

The differences between the United States and European mobile telephony markets result in different competitive pressures in these markets. In the United States, network coverage remains a key competitive factor, as are the selection, prices, and perceived value of bundles of minutes, features, handsets and devices, and services. To the extent that the competitive environment requires us to decrease prices, or increase our service and product offerings, our revenues could decline, our costs could increase and customer retention could be adversely affected.

Broadband/Fixed Network

The Broadband/Fixed Network operating segment offers consumers and small business customers state-of-the-art infrastructure for traditional fixed-network services, broadband Internet access, and customer-oriented multimedia services. Broadband/Fixed Network also provides services to national and international network operators and resellers, and provides products and services for Deutsche Telekom’s other operating segments. Beginning January 1, 2009, T-Home (Broadband/Fixed Network’s domestic business unit, formerly known as T-Com) will be primarily responsible for servicing the approximately 160,000 business customers that were previously served by T-Systems.

T-Home continues to adapt and streamline its integrated portfolio of rates and services in anticipation of market developments in Germany. This portfolio of integrated products, called “Complete Packages” (Komplettpakete), includes an access line and a variety of flat-rates and services for telephony, Internet surfing and Internet television (IPTV HD capable) in an assortment of combinations. These product offerings are marketed as basic telephony services (“single-play”), telephony and high-speed Internet access (“double-play”), and packages comprising voice communication, high-speed Internet access and television with interactive television-based services (“triple-play”), that are marketed  under the brand name “Entertain” in Germany. Customer acceptance of Entertain products, introduced in 2007, is expected to continue to grow as new features and new rates are introduced.

In 2007, T-Home created three new service companies, Deutsche Telekom Kundenservice GmbH, Deutsche Telekom Technischer Service GmbH and Deutsche Telekom Netzproduktion GmbH. These companies were part of T-Home’s objectives to improve its competitiveness and to offer first-class service to the customers at competitive rates and in a cost-effective manner (Telekom Service). Deutsche Telekom Kundenservice GmbH has proposed a plan to modernize and consolidate its service center structure in order to improve service quality and cost efficiency. For more information, see “Item 6 Directors, Senior Management and Employees—Employees and Labor Relations.”

ActiveBilling GmbH & Co.KG, which manages Deutsche Telekom’s receivables was transferred to the Broadband/Fixed Network operating segment effective January 1, 2008.

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

•           Wholesale services, for domestic and international customers, including voice services, IP services, network and access services and solutions;

•           IP/Internet products and services, including broadband packages, video-on-demand, IPTV, triple-play services, digital distribution platforms for games (Gamesload), software (Softwareload) and music (Musicload);

•           Other services, including data communications services and solutions provided through the Business Customers operating segment to small- and medium-sized enterprises, value-added services (special purpose telephony services including toll-free services and public payphones), terminal equipment for telecommunications, as well as, publishing services, customer retention programs, and installation and maintenance services; and

•           Fixed-line network services, wholesale services, IP/Internet products and services and multimedia services in Central and Eastern Europe, through Magyar Telekom (Hungary, Macedonia, Montenegro), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia).

Most of Broadband/Fixed Network’s revenues in 2008 were derived from fixed-line network communications services provided within Germany, primarily in the form of access and calling services revenues. For more information, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Broadband/Fixed Network.”

The following table reflects the number of broadband and fixed-network access lines in operation supported by the Broadband/Fixed Network operating segment:

	As of December 31, 2008	As of December 31, 2007	% Change December 31, 2008/ December 31, 2007	As of December 31, 2006	% Change December 31, 2007/ December 31, 2006
Broadband
Access lines (total)(1)	15.0	13.9	7.9	11.3	23.6
of which: retail	12.1	10.2	18.6	7.9	29.0
Domestic(1)	13.3	12.5	6.3	10.3	22.0
of which: retail	10.6	9.0	17.5	7.1	27.6
International(1)	1.7	1.4	23.5	1.0	39.6
of which: Magyar Telekom	0.9	0.8	15.5	0.6	31.1
of which: Slovak Telekom	0.3	0.3	29.6	0.2	43.3
of which: T-Hrvatski Telekom	0.5	0.3	37.0	0.2	59.6
Fixed-network access lines
Access lines (total)(1)	33.8	36.6	(7.5)	39.0	(6.2)
Domestic	28.6	31.1	(8.0)	33.2	(6.3)
of which: Standard Analog (2)	20.3	22.4	(9.5)	24.2	(7.2)
of which: ISDN	8.3	8.6	(4.2)	9.0	(4.5)
International	5.3	5.5	(4.3)	5.8	(4.7)
Wholesale/resale
Resale/ IP-BSA bundled(3)	2.8	3.7	(26.4)	3.4	10.8
of which: domestic	2.5	3.5	(28.0)	3.2	9.7
Unbundled local loop (4)	8.4	6.4	(30.4)	4.7	36.8
IP-BSA SA(3)	0.2	n.a.	n.a.	n.a.	n.a.
of which domestic	0.2	n.a.	n.a.	n.a.	n.a.

n.a.—not applicable

    The table includes lines in Germany and Central and Eastern Europe. The prior-year figures were adjusted to reflect the deconsolidation of T-Online France and T-Online Spain. The total was calculated on the basis of actual figures and rounded to millions. Percentages are calculated on the basis of actual figures.

(1) Access Lines in operation excluding internal use and public telecommunications, including wholesale services.
(2)  Including access provided using IP-lines, excluding public payphones.
(3) Definition of Resale/ IP-BSA: Sale of broadband access lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. In the case of IP-Bitstream Access (IP-BSA), T-Home leases DSL access lines to competitors and transports the datastream carried over its network to the broadband access point of presence where the datastream is handed over to the competitor. With IP-Bitstream Access Stand Alone (IP-BSA SA), the
      end-user no longer needs an access line provided by T-Home, allowing competitors to offer IP-based all-in-one packages directly.
(4)  Unbundled local loop (ULL) lines in Germany and abroad: T-Home’s wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL access line.

Operations in Germany

The total number of broadband access lines in operation in Germany provided by T-Home increased by 0.8 million, or 6.3%, from 12.5 million at December 31, 2007 to 13.3 million at December 31, 2008. This increase was primarily due to the growth in the number of retail DSL customers in the highly competitive German market, especially in connection with T-Home’s continued introduction of bundled offerings, such as the introduction of Complete Packages in 2006, which have been continuously modified to more closely follow customer demand. Broadband/ Fixed Network expects that the Entertain products introduced in 2007 will continue to expand with the inclusion of new features and new rates in order to significantly increase the number of customers choosing this product, customer satisfaction and loyalty.

T-Home is the largest broadband provider in Germany with 10.6 million retail broadband access lines in 2008 compared to  9.0 million in 2007 and increased its retail DSL customer base by 1.6 million in 2008. This growth is primarily the result of attractive pricing models, regional pricing campaigns and improved service.

Broadband services allow customers to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up services. Broadband is used to refer to ADSL (asymmetric digital subscriber line), ADSL2 and ADSL2+ (advanced ADSL) and VDSL (very high-speed digital subscriber line) technologies, for which the downstream data rate is greater than 128 Kbit/s. For more information, see “—IP/Internet Services—Broadband Access” below.

The broadband market continued to grow during 2008. Strong competition, falling prices for bundled packages provided by alternative network operators and cable network operators were factors in the slower rate of growth of the broadband market in 2008 compared to 2007.

The number of T-Home’s fixed-network access lines in Germany decreased, as expected, in 2008 by 2.5 million, or 8.0%, to 28.6 million. Broadband/ Fixed Network expects that market share in fixed-network  access lines and the prices for fixed-network products will continue to decrease, primarily due to substitution by cable network operators, increased competition from other fixed-network providers with fully integrated bundled packages, and fixed-to-mobile substitution. In addition, in 2008, line losses resulted from the technology driven migration of DSL resale customers to the all-IP network.

Broadband/Fixed Network intends to continue to introduce non-access related broadband services. In addition, the Broadband/Fixed Network operating segment is focusing on defending its market share in its core businesses and slowing the decline of fixed-network access lines.

The demand for unbundled local loop lines increased by 1.9 milion or 29.7% from 6.4 million at December 31, 2007 to 8.3 million at December 31, 2008, mainly as a result of the migration of competitors to all-IP lines for which the competitor still requires an unbundled local loop line from T-Home. The total number of Resale/ IP-Bitstream Access lines decreased in Germany by 28.0% from 3.5 million at December 31, 2007 to 2.5 million at December 31, 2008, also as a result of the migration of competitors to all-IP lines for which the competitors still requires an unbundled local loop line from T-Home.

In 2008, Broadband/Fixed Network began to sell the IP-based Bitstream Access Stand Alone product (IP-BSA SA, access lines not coupled to a public switched telephone network (PSTN) line fromT-Home), to competitors as wholesale products which were introduced pursuant to a regulatory mandate. In 2008, 0.2 millon of these products were provided to competitors. For more information regarding Resale/ IP-BSA bundled and stand-alone bitstream access regulation, see “—Regulation—German Telecommunications Regulation—Broadband Access—Bitstream.”

T-Home’s present network infrastructure is comprised of access and transmission networks and service platforms described below.

T-Home continues to invest primarily in IP-based network infrastructure technologies. These investments started in 2005 and form the basis of its next generation network (NGN) of which most elements are expected to be in operation by 2010. T-Home is still obligated to provide service to customers using the PSTN, which necessitates continued use of those portions of the existing network infrastructure in parallel with the NGN until these customers can be migrated to comparable products delivered through the NGN. T-Home’s NGN includes the implementation and integration of network enhancement technologies, as well as other technologies.

Access Network

T-Home offers ICT access for individual customers, very small business customers and other carriers. Typically, a customer has access to T-Home’s network by means of a copper cable that runs from T-Home’s transmission network to the customer’s home or office. The portion of the access network that connects the transmission network to the customer is commonly referred to as the “last mile” or “local loop.” T-Home began to significantly upgrade its access network in 2005 through the deployment of VDSL high-speed access technology. The implementation of VDSL began in 2006 and continued through 2008. T-Home also intends to continue to upgrade its broadband access network by expanding the use of ADSL2+ technology. ADSL2+ will enable customers to realize access speeds of up to 16 Mbit/s. Along with substantial VDSL expansion in Germany, T-Home is also working with local authorities to use innovative means to enable improved high-speed DSL service in rural areas.

For more information regarding network access regulation, see “—Regulation—German Telecommunications Regulation—Interconnection.”

Transmission Network

T-Home’s transmission network consists of fiber-optic cables enhanced with Wavelength Division Multiplexing (WDM) and SDH technologies, as well as other network components. WDM uses wavelengths of light to increase the capacity of fiber-optic cables, thereby allowing multiple communication channels. This allows T-Home to increase the capacity of its transmission network without having to use additional fiber-optic cable. SDH is an international high-speed transmission standard, which improves network management and increases the reliability of fiber-optic networks. T-Home plans to continue its use of WDM and other network enhancement technologies based on the demands of its customers and in conjunction with its ongoing broadband strategy.

Service Platforms

T-Home uses its service platforms to enable the provision of voice, data and other value-added services to its customers. T-Home’s service platforms include IP-based technologies, which permit the high-quality transmission of large amounts of data (e.g., text, audio and video). These platforms allow T-Home to deliver a wide range of products and services to individual and business customers. The products and services delivered on these service platforms include browser access to the World Wide Web and virtual private networks (VPNs). Server connections to the World Wide Web are also employed in T-Home’s service platforms.

Network Communication Services

Network Access Products

T-Home offers network access to its individual and business customers through a variety of access-lines , which generally include a fixed monthly payment and a variable component. The three types of access-lines offered are Standard Analog, Universal and ISDN and IP. The IP-based access lines are offered to individual customers as well as to T-Home’s competitors. For more information see “—Wholesale Services.” Each of these types of access lines is a prerequisite for broadband access and can be enhanced by increasing bandwidth capacity through the use of DSL technology as described below under “—IP/Internet Services.”

T-Home expects the number of fixed-network access lines in operation to continue to decrease in the future due to increased competition, fixed-to-mobile substitution, as well as increased migration to IP-based products.

Fixed Network Access

Standard Analog Access

T-Home’s Standard Analog Access voice products permit the customer to use a single telecommunications channel for voice, data or facsimile transmission.

The number of Standard Analog Access lines in operation continued to decrease from 24.2 million in 2006 to 22.4 million in 2007, and to 20.3 million in 2008. T-Home expects this trend to continue in the future. Competition, regulation, customer acceptance of bundled voice and Internet products, and conversion of the network to the NGN, are expected to be significant factors in this continued decrease.

IP Access

T-Home’s IP-Based access products provide services such as telecommunication,  IPTV and data transfer, as well as other services  to customers at home and elsewhere.

ISDN Access

T-Home’s ISDN access products (analog plus ISDN) permit a single customer access line to be used simultaneously to provide multiple products and services, including voice, data and facsimile transmission.

The number of ISDN access lines decreased by 0.3 million or 4.2% to 8.3 million in 2008 compared to 8.6 million in 2007 and 9.0 million in 2006, primarily as a result of increased competition offering bundled voice and Internet products, and the saturation of the ISDN market. T-Home expects this trend to continue. T-Home no longer actively markets ISDN access lines to customers.

Calling Services

Through its network access product offerings described above, T-Home provides comprehensive local, regional and international calling services, and dial-up Internet access, and offers customers many of the same services, such as three-way calling, call-waiting and caller ID. ISDN access also offers several features not available to standard analog access customers, such as the ability for the customer to have three separate telephone numbers, and use the telephone, send and receive faxes and use the Internet simultaneously.

In 2008, T-Home’s competitors continued to make considerable inroads into the calling services market, primarily as a result of regulatory decisions favoring increased competition in the fixed-line area. Competitors have introduced their own infrastructure and continue to make investments in interconnection points to benefit from favorable pricing conditions.

T-Home’s Complete Packages with a flat-rate component have led to an increase in unbilled calling minutes by customers through those plans and have continued to replace traditional analog and ISDN access. The trend towards flat-rate components in Complete Packages continued to increase in 2008. T-Home believes that this trend will continue in 2009. Consequently, T-Home expects calling revenues in the future to decrease due to the decreasing proportion of billed minutes as a result of increased acceptance of Complete Packages, continued loss of fixed-network access lines and fixed-to-mobile substitution.

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

Domestic Services

Access services

The trend of telecommunications operators leasing access to the unbundled local loop to enable themselves to supply their customers with telephone and Internet services using T-Home’s network infrastructure continued to increase significantly to 8.3 million ULL lines in 2008 from 6.4 million in 2007 and 4.7 million in 2006. Unbundled local loop lines are available to competitors in high bitrate (typically DSL capable) and low bitrate (typically not DSL capable) variants. Due to competitors’ continued investment in their own network infrastructure, including co-location facilities and exchanges in Germany, T-Home expects that the demand for unbundled local loop lines will increase next year. However, the rate of growth is expected to decrease. T-Home also expects that the results of regulatory decisions will continue to have an effect on demand for wholesale products.

Furthermore, since July 2004, T-Home has offered a Resale DSL product  (i.e., the sale of broadband access lines to competitors). This product enables third-party operators to offer an integrated service combining access and IP services to their retail customers under their own brands. In May 2008, new regulatorily mandated products, IP-Bitstream Access bundled and unbundled including transport services, were introduced. Since the Federal Network Agency’s review in 2008, T-Home has been obligated to include symmetric DSL access (SDSL). The trend of increased demand for IP- Bitstream Access Stand Alone lines at the expense of fixed-network and resale access lines is expected to continue. These products are a substitute for Resale DSL. As expected, unbundled local loop lines, as mentioned above continued to increase particularly at the expense of Resale access lines, including Resale DSL and IP-BSA. These bundled access lines in operation decreased in 2008 to 2.5 million from 3.5 million in 2007 and 3.2 million lines in 2006. IP-BSA SA lines in operation reached 0.2 million lines in 2008.

Interconnection services

T-Home’s interconnection services primarily consist of call origination and the transit and termination of switched voice traffic. The terms under which T-Home interconnects its telephone network with the networks of other domestic carriers and service providers are either bilaterally negotiated or imposed by the Federal Network Agency. At December 31, 2008, T-Home had 107 bilateral interconnection agreements and 45 interconnection orders (issued by the Federal Network Agency). The Federal Network Agency mandated interconnection prices from December 1, 2008 until June 30, 2011.

IP services

T-Home provides Internet transport services for broadband and fixed network service providers (“virtual ISP services”), as well as transport services for carrier interconnection. In addition, T-Home offers nationwide access through its IP backbone and regional IP access to broadband IP providers. T-Home also provides scalable fixed network and broadband Internet transport services to ISPs (“OnlineConnect”), which allow ISPs to expand their Internet platforms in line with customer demand.

Network Services

T-Home offers leased lines with transmission speeds up to 2.5 Gbit/s which are tailored to fit the specific needs of carriers and mobile network operators. These leased lines can be used both for the transmission of data and for voice traffic. T-Home also offers Carrier Services Networks, which combine leased lines with network management services.

International Services

International Carrier Sales & Solutions (ICSS) provides broadband operators, mobile operators and MVNOs, content, application and media providers, corporate service providers and virtual network operators (VNOs), fixed voice carriers, and carriers’ carriers and their customers, with worldwide direct access to Deutsche Telekom’s international telecommunications network. ICSS’ main focus is the transfer of outgoing international voice and data traffic from Germany to carriers in other countries for termination in their networks, and the provision of carrier termination and transit services for calls that originate outside of Germany and are routed through T-Home’s network for termination in Germany or another country. During 2008, ICSS managed total worldwide voice traffic of more than 21 billion minutes providing connections to more than 190 countries worldwide. With continuously changing markets, ICSS is redesigning its portfolio from traditional voice and transport services to advanced innovative wholesale services and customized IP solutions.

As a full service provider, ICSS offers access to an enhanced comprehensive product and service portfolio which provides networks with a more efficient way to manage applications and move information between locations. The continued development of new services is an important part of the ICSS strategy.

IP/Internet Services

T-Home’s Complete Packages with a flat-rate component include new offerings for voice communication, Internet access and entertainment services. T-Home believes that broadband growth in Germany, particularly in the retail market, is largely dependent on the acceptance of double-play and triple-play products and services and improved customer services.

In 2008, T-Home continued to develop its portfolio to include new innovative broadband services. This development is supported by the continued expansion of the ADSL 2+ and high-speed VDSL networks, and which now have substantial coverage in terms of both geography and customers in Germany, and which provide bandwidths of up to 50 Mbit/s. T-Home expects to continue developing new services as its network expands.

In July 2007, T-Home launched the “congstar” brand to offer wireless telephone and broadband services aimed at younger, price sensitive customers. Congstar’s streamlined business model is centered on the sale of products via the Internet and call centers directly to customers.

In 2006, the portfolio of access services was broadened with rate offerings that include Internet access and DSL telephony that can be selected for all available access line speeds. In May 2006, T-Home launched the T-DSL 16000 product line primarily for data-intensive applications.

In October 2006, T-Home launched its first triple-play product consisting of high-speed Internet access, telephony and Internet Protocol Television (IPTV). As part of the launch of IPTV using the high-speed network, T-Home has concluded agreements with numerous broadcasters in Germany. Since August 2006, T-Home has been offering transmissions of soccer matches of the first and second Bundesliga divisions in cooperation with the pay-TV channel Premiere.

In the entertainment area, the existing videoload (formerly marketed as “video-on-demand”) portfolio is being continually expanded, with a film library of over 3,500 titles from 18 genres. T-Home offers “musicload,” one of the leading German online-music download portals based on the number of downloads. The musicload portfolio contains more than 6.5 million songs and approximately 16,000 music videos. Since June 2008, musicload is also available in Austria and Switzerland. In 2005, T-Home launched “gamesload,” which offers more than 1,600 titles. With the introduction of  “softwareload” in November 2006, T-Home established an additional digital distribution platform for downloading software on the Internet. Softwareload offers a wide range of about 29,000 titles. Scout24 is a group of leading European online marketplaces and an established online classified service. Scout24 provides a broad range of sector specific marketplaces: AutoScout24, FinanceScout24, FriendScout24, ImmobilienScout and JobScout24.

Broadband Access

T-Home typically offers broadband access based on ADSL, ADSL2+ and VDSL technologies, which combine a high-speed data download transmission speed with a lower upload transmission speed, primarily to its individual customers. T-Home also offers synchronous DSL (SDSL) technology to its business customers, which permits high-speed data transmission speeds in both directions. SDSL has been available throughout Germany under the “T-DSL Business” brand name. T-Home provides Standard Analog and ISDN access lines, enhanced by means of DSL technology, to its individual and business customers at a fixed monthly fee. In 2008, pursuant to a regulatory mandate, Broadband/Fixed Network began to sell the newly introduced IP-based products IP-Bitstream Access Stand Alone.

The number of broadband access lines provided by T-Home continued to increase in 2008 and T-Home expects that demand for high-bandwidth services will result in continued growth in the number of broadband access lines in operation in the future.

Other Services

Other services primarily includes data communications, value-added services and terminal equipment, which were previously reported separately, as well as various other services, such as publishing, support services and the sale of products and services through T-Home’s Telekom Shop (formerly T-Punkt) outlets.

Data Communications

T-Home’s full portfolio of data communications solutions, which through December 31, 2008 was also offered by the Business Customers operating segment, includes the following products and services:

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

•           Internet solutions and IP-related services, primarily provided through the CompanyConnect and “IP-Transit” products. IP-Transit offers bandwidths of up to 2.5 Gbit/s and provides worldwide Internet connectivity using multiple connections to different providers simultaneously. Based on this technology, customers can achieve very high system stability and independence from a single ISP. IP-Transit is mainly marketed by T-Home, in cooperation with T-Systems, to wholesale services customers and large-sized companies; and

•           Dedicated customer lines: T-Home’s dedicated customer line product offers business customers connections between two customer networks (located up to 50 kilometers apart) with transmission speeds of up to one Gbit/s.

Value-Added Services

T-Home offers a range of value-added telephone services for individual and business customers. These services include toll-free numbers and shared-cost numbers for customer-relationship management, directory-assistance numbers, the provision and administration of directory databases and public payphones.

T-Home’s premium-rate services (which use the 0190 and 0900 exchanges) enable information and entertainment packages to be sold and billed automatically by telephone or via the Internet. T-Home provides contact-routing solutions to its customers. Through its shared-cost number  product, “T-VoteCall,” T-Home provides media broadcasting companies (largely television and radio stations) with the ability to catalogue and switch customer calls to pre-defined locations. Through its shared-cost number  product, “0180 Call,” T-Home allows customers to access hotline services such as telephone banking, insurance consulting and consumer product help lines.

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

Most of T-Home’s terminal equipment sales occur through its Telekom Shop outlets, which offer an extensive product portfolio, including fixed network access products, DSL business products, and products and services from T-Mobile and third-party vendors. T-Home receives commissions on its sales of products and services provided by other Deutsche Telekom operating segments.

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

In addition, other services includes support services, such as installation, maintenance, hotline, customer consulting, training and software installation services. These services are provided on a standardized basis for individual customers and on a customized basis for business customers.

International Operations

In Central and Eastern Europe, Broadband/Fixed Network operates primarily in the fixed-line area. The majority of the business activities of Broadband/Fixed Network’s Central and Eastern European subsidiaries, except for mobile telecommunication, are included in Broadband/Fixed Network’s results of operations.

Broadband/Fixed Network sold T-Online France and T-Online Spain on June 29, 2007 and July 31, 2007, respectively. The results of these companies are included in results of operations through their respective dates of divestiture.

Central and Eastern Europe

Broadband/Fixed Network provides fixed-line network services, wholesale services, IP/Internet services and multimedia services in certain countries in Central and Eastern Europe, through its subsidiaries Magyar Telekom (Hungary, Macodonia, Montenegro), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia). As an integrated telecommunications provider, Broadband/Fixed Network also markets triple-play services and intends to market quadruple-play services (which includes mobile communications in addition to triple-play services) through these subsidiaries.

Magyar Telekom

Broadband/Fixed Network holds a 59.3% equity interest in Magyar Telekom, the leading full-service telecommunications service provider in terms of customers and revenues in the Republic of Hungary. Magyar Telekom offers telecommunications services, such as fixed-line telephone services, data communications services, wholesale services, IP/Internet services, multimedia broadcast services and other services such as IT outsourcing services for customers throughout most of Hungary. Magyar Telekom holds a 56.7% stake in Makedonski Telekom, the incumbent fixed-line carrier in the Republic of Macedonia. In addition, Magyar Telekom has a stake of 76.5% in Crnogorski Telekom, which provides fixed-line and Internet services in the Republic of Montenegro.

Magyar Telekom launched the first IPTV offering in Hungary in November 2006. In September 2008, Magyar Telekom decided on the roll out of a fiber network in order to offer innovative products on a new state-of-the-art network. At the end of November 2008, as part of Magyar Telekom’s rebranding campaign, the company launched a nationwide digital satellite TV service under the brand name T-Home Sat TV.

In 2008, the number of Magyar Telekom’s fixed-network access lines in operation decreased compared to 2007 and 2006. The number of broadband access lines provided by Magyar Telekom continued to increase in 2008. The number of broadband access lines in operation at December 31, 2008 was 899,000 compared to 778,000 at December 31, 2007, and 593,000 at December 31, 2006. On March 30, 2007, Magyar Telekom introduced an unbundled ADSL service.

Magyar Telekom’s multimedia and broadcasting services business primarily consists of its cable television business. The number of Magyar Telekom’s cable television customers increased from 419,000 at December 31, 2007 to 423,000 at December 31, 2008.

As part of Magyar Telekom’s strategy to provide international network and carrier services in southeastern Europe, Magyar Telekom entered the Romanian market in July 2004, the Bulgarian market in September 2004, and the Ukrainian market in August 2005, and currently offers mainly wholesale services in each of these markets. Capitalizing on its experience in these markets, Magyar Telekom has expanded its activities as an alternative carrier and Internet service provider in southeastern Europe.

T-Hrvatski Telekom

Broadband/Fixed Network owns a 51% equity interest in T-Hrvatski Telekom, the leading full-service telecommunications provider in the Republic of Croatia in terms of revenues. T-Hrvatski Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, IP/Internet services and wholesale services.

T-Hrvatski Telekom introduced entertainment services with the launch of IPTV in September 2006. T-Hrvatski Telekom also operates a digitalized fixed-line telecommunications network. Since mid-2005, particularly in the fixed-line voice telephony business, T-Hrvatski Telekom has been confronted by increasing competition. In addition to carrier preselection, mobile substitution is the main competitive challenge in Croatia. In 2008, T-Hrvatski Telekom started the commercial roll-out of a state-of the art fiber network.

In 2008, the number of T-Hrvatski Telekom’s fixed network access lines in operation decreased slightly compared to 2007 and 2006. The number of broadband access lines provided  by T-Hrvatski Telekom continued to increase in 2008. The number of broadband access lines in operation at December 31, 2008 was 473,000 compared to 345,000 at December 31, 2007, and 216,000 at December 31, 2006.

Slovak Telekom

In 2000, Broadband/Fixed Network acquired a 51% equity interest in the then state-owned Slovenské telekomunikácie a.s., which was rebranded “Slovak Telekom” in March 2006. As part of this rebranding strategy, the “T” brands were introduced in Slovakia. Slovak Telekom is a leading full-service telecommunications provider in the Slovak Republic. Slovak Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, wholesale services, and IP/Internet services.

In December 2006, Slovak Telekom introduced new competitive entertainment services with the launch of IPTV and triple-play services. Slovak Telekom believes that triple-play is one of the main drivers for the success of Slovak Telekom’s broadband business.

Slovak Telekom’s total number of fixed-network access lines increased in 2008 by 1.4% compared to 2007, due to a substantial increase in demand for all-IP access lines. This increase was mostly offset by mobile substitution. In 2007, Slovak Telekom’s total number of fixed-network access lines decreased by 3.5% compared to 2006 due to mobile substitution. The number of broadband access lines in operation in Slovak Telekom’s network continued to increase in 2008. The number of broadband access lines in operation at December 31, 2008 was 339,000 compared to 261,000 at December 31, 2007, and 182,000 at December 31, 2006.

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

Suppliers

The principal types of equipment purchased by Broadband/Fixed Network are network components, such as switching systems, transmission systems, access network components, and customer premises equipment, such as telephones, fax machines, broadband modems and similar items. Although Broadband/Fixed Network doesnot believe it is dependent on any single supplier due to its multiple-supplier strategy, there may be occasions when a particular product from a particular supplier is delayed or back-ordered. Broadband/Fixed Network’s major suppliers are Siemens AG, Deutsche Post World Net, Alcatel-Lucent Deutschland AG, Grey Global Group (MediaCom), AVM Computersysteme, Cisco Systems Inc., Corning Cable Systems GmbH & Co. KG, and IBM.

Dependence on Patents, Licenses, Customers or Industrial, Commercial or Financial Contracts

Broadband/Fixed Network does not believe that it is dependent on any patent or other intellectual property rights. For a description of patent infringement litigation relating to certain DSL-related technology that is relevant to Broadband/Fixed Network’s business, see “Item 8. Financial Information—Legal Proceedings—Other Proceedings.” Broadband/Fixed Network also does not believe that it is dependent on any individual third-party customer or on any industrial, commercial or financial contract.

Competition

Broadband/Fixed Network faces intense competition, based primarily on price in the market for fixed-line network voice telephony and data-connect, from other fixed-line carriers and mobile operators. In recent years, this competition has intensified, especially in the fixed network and broadband access markets. In particular, competition through bundled offers from other fixed-line carriers has intensified.  Competitors have invested in their own infrastructure. The introduction of attractively priced triple-play packages to customers by Broadband/Fixed Network and other fixed-line carriers, as well as cable operators, is evidence of this increase in competition. Broadband/Fixed Network expects that competition from cable operators will also continue to increase. Depending on the degree to which alternative technologies, such as VoIP, cable broadband and the Internet, gain market acceptance, the usage of Broadband/Fixed Network’s network will be adversely affected.

Given the significant competitive advantage that such high-speed networks offer in the broadband access market, Broadband/Fixed Network expects that other competitors will continue to  invest in their own network infrastructure in order to offer their own IP-based products to compete with Broadband/ Fixed Network’s products and services.

National network operators, such as Vodafone/Arcor AG & Co. KG, and local network operators, such as, Versatel AG and NetCologne Gesellschaft für Telekommunikation mbH, M-net Telekommunikations GmbH as well as local cable operators, have also made substantial investments in local network infrastructure and compete with Broadband/Fixed Network in major urban centers throughout Germany.

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

Accordingly, Broadband/Fixed Network believes that it continues to be exposed to the risk of further market share losses and falling margins.

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

In 2005, T-Home offered VoIP services in Germany for the first time to retail customers. VoIP services can compete with traditional voice telephony, both in the network access services business and in the various calling services markets. VoIP network access services offerings and customer acceptance have continued to increase in 2008. In addition, VoIP services has substantial competitive potential in the calling services markets.

Base prices for broadband and voice product packages remained relatively stable in 2008. However, continued competition in these markets resulted in higher service levels being provided for these product packages, for example, increased broadband access widths and higher number of flat-rate minutes. The increased use of bundled packages (including calling plans) with a flat-rate component and a decrease in the overall prices for these packages by Broadband/Fixed Network ‘s competitors have intensified the downward pricing pressure on its own products, services and pricing packages. These factors, combined with the continued implementation of government policies intended to foster greater competition, are expected to yield similar trends in the future.

Effect of Regulatory Decisions

In the markets for international, long-distance and local calling services in Germany, the level of competition Broadband/Fixed Network faces is influenced by the fact that it is required to permit other telecommunications companies to interconnect with its fixed-line network and for access to the unbundled local loop at rates determined by the Federal Network Agency. As a result, decisions of the Federal Network Agency regarding the rates that Broadband/Fixed Network is permitted to charge for interconnection and for access to the unbundled local loop have had, and will continue to have, a significant impact on the strength of Broadband/Fixed Network’s competition in the market for fixed-line network voice telephony as well as on Broadband/Fixed Network’s revenues and profit.

For a more detailed discussion of regulatory decisions and other competitive factors affecting Broadband/Fixed Network’s business, see “—Regulation” and “Item 8. Financial Information—Legal Proceedings.”

Other Fields of Business Activity

Although Broadband/Fixed Network does not manufacture its own equipment, it does resell telecommunications equipment provided by other companies under its own brand. The terminal equipment sector is characterized by falling prices, low margins, rapid technological innovation and intense competition. The basis for competition in this field is primarily price. Broadband/Fixed Network’s most significant competitors in this area are Siemens AG, Alcatel, Koninklijke Philips Electronics N.V. and Tenovis GmbH & Co. KG. Most of these competitors are also suppliers to Broadband/Fixed Network.

Business Customers

The Business Customers operating segment provides, through T-Systems, ICT services worldwide, primarily to German and international companies, non-profit organizations and governmental agencies. Through December 31, 2008, T-Systems was also responsible for servicing all of the Deutsche Telekom Group’s business customers. The further development of the business model for 2009 see paragraphs below.

Principal Activities

T-Systems uses advanced information technology and its telecommunications expertise to provide ICT infrastructure and tailored ICT solutions to its customers. T-Systems supports its customers through its global telecommunications network and through its IT infrastructure network, which connects more than twenty countries worldwide.

The primary markets of the Business Customers operating segment are located in Germany and Western Europe. The German-based operations contributed approximately 75.5% of T-Systems’ total revenues, which include intersegment revenues from other Deutsche Telekom Group companies and affiliates. For more information, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Business Customers.”

T-Systems supports its multinational customers globally through its delivery organizations as described below. Although the majority of T-Systems’ customers are headquartered in Germany, as of December 31, 2008, approximately 36.6% of T-Systems’ 51,692 employees provided services from locations outside Germany.

As part of our divestiture strategy, Media & Broadcast was sold to Télédiffusion de France for a purchase price of EUR 0.7 billion on January 15, 2008.

Business Model 2008

T-Systems was reorganized in 2008 according to a functional separation of sales and delivery units with global responsibility and company-wide support functions.

The Corporate Customers business unit is responsible for sales and provisioning of  ICT products and solutions for multinational and large enterprises. It is comprised of approximately 1,700 customers within five specific industry service lines. The Corporate Customers business unit employs two go-to-market strategies:

Key Account Management (KAM) - customer services with dedicated key account managers; and Direct Sales (customer services through expert sales managers; proximity to customers with regional structure).

The Business Customers business unit is responsible for resale of products (TC and IT) with a multi-channel approach for enterprises. Two delivery units, ICT Operations and Systems Integration, support the operations of both the Corporate Customers and the Business Customers business units.

The ICT Operations (ICTO) delivery unit services its customers according to a global delivery model with global sourcing management across service lines. ICTO employs an integrated ICT solution design, as well as integration of processes and tools across all service lines with responsibility for standardization of delivery of services.  During 2008, the former service units, Telecommunications Operations and IT Operations, were combined to form ICT Operations, which enables us to offer integrated telecommunications and IT from one production source.

The Systems Integration (SI) delivery unit is focused on application management and application development. Offshore resources were significantly increased, particularly through the partnerhip with Cognizant Technology Solutions Corporation, allowing Systems Integration to provide seamless services based on a joint, global delivery network.

Detecon offers its customers integrated management and technology consulting. Detecon operates worldwide and focuses on consulting for the telecommunications market. Detecon markets its services separately from the Corporate Customers and Business Customers business units.

Further Development of Business Model in 2009

The reorganization that was begun in 2008 has been further developed to focus on increased differentiation between business customers and corporate customers to better service customers needs and maintain a competitive advantage. The T-Home Sales&Service Germany unit will starting 2009 serve Business Customers’ approximately 160,000 customers who primarily require standard telecommunications products. T-Systems will focus on ICT solutions for approximately 400 domestic and international key accounts and also on customers in the public and health care area.

Service Offerings Portfolio

In 2009, an important trend in the IT and telecommunications markets is the emergence of a combined ICT market, which is driven primarily by customer requirements and technological advances. The primary advantages of this combined market are more effective and efficient solutions and incident management in complex IT and telecommunications infrastructures, including one single service agreement for all ICT services.

It is the goal of T-Systems to become a +European-based ICT leader for multinational companies. T-Systems is continuing the process of aligning its operations to provide combined IT and telecommunications services more effectively, through improved service management and solutions development. In this regard, T-Systems is reshaping its service offerings, particularly within three value enhancing service levels:

•
“ICT Infrastructure”—Includes the provisioning of capacity or connectivity, in combination with communication technology related applications and value added services and the selling of hardware with related basic support services.

•
“Horizontal processes and applications”—Includes standard business applications on platforms run by T-Systems, provided and operated for various customers (application provisioning and operations), application development and system integration and application management (i.e., end-to-end operational responsibility for an application) services.

•
“Vertical processes and applications”— In addition to its horizontal processes and applications which apply to all industries, T-Systems offers industry specific solutions or vertical solutions for different industries. The automotive, public and telecommunications industries are served completely, whereas banking, aerospace, and travel, transport and logistics industries are served with selected industry-specific solutions.

In addition, T-Systems provides consulting and security services, which are included in each of the above service levels.

Business Customers

The Business Customers business unit offers a comprehensive portfolio of telecommunications services to its customers and those of the Corporate Customers business unit. Given the convergence of the telecommunications and IT markets, this business unit has enlarged its portfolio by offering IT Services and has positioned itself as a network-centric ICT provider for the German middle market. The product and services portfolio of this business unit includes:

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

•           IT business solutions—design, implementation and management of applications to support internal processes of customers;

•           Business Process Outsourcing—assumption of responsibility for complete business processes (e.g., billing solutions, human resources); and

•           Digital Security Services—including antivirus, firewall and encryption services.

Sales Channel

During 2008 the sales force  was organized regionally to support quality customer service throughout Germany, due to the vast range of customers and their different needs and requirements, Sales & Service Management was separated into five sales channels:

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

Contracts relating to the Sales & Services Management distribution channels have an average duration of approximately three years. Voice services provided are billed on a per-minute basis, while data services are billed in terms of the volume of bandwidth provided each month. Customers taking advantage of leased-line services pay an initial connection fee, based on the type of line leased, and thereafter pay monthly subscription charges based on the line’s capacity (narrowband or broadband), the length of the line (point-to-point connection) and the duration of the lease. Begining in 2009, the sales force will be transferred to T-Home.

Corporate Customers

The Corporate Customers business unit is responsible for sales and providing ICT services and solutions for multinational and large enterprises. Due to its specific requirements, the public and healthcare sector will be served by a separate dedicated team. Corporate Customers will also support Deutsche Telekom in its IT needs and achieving its cost targets. The Corporate Customers business unit currently services approximately 1,700 customers multinational and other major customers with a dedicated key account management team and large customers with a direct sales approach.

The Key Account Management unit is responsible for overall global development and management of business with major customers and is focused on revenue growth, profitability and customer satisfaction. This unit has a customer base of approximately 40 major accounts.

The Direct Sales unit services T-System’s remaining customers. Direct Sales is responsible for establishing existing business and generating new business with these customers with the aim of ensuring order entry and revenue growth. Direct Sales bundles account management and services management, as well as sales management capabilities, and is supported by pre-sales capabilities.

The public and healthcare industries (including government agencies in the federal structure, state pension funds, the armed forces of the Federal Republic, research and teaching institutions, international organizations  and the healthcare sector) are serviced by a separate dedicated team. T-Systems enables public entities to establish innovative business processes, such as services to individuals through the Internet and the management of data and voice networks.

The Corporate Customers business unit also manages the Deutsche Telekom global account, which reduces IT and telecommunications related costs for the Group. Working on the basis of a “one company” principle with shared goals across all business units of the Group, the DTAG Global Account team aims to contribute to  positive developments in the IT landscapes, cost savings, innovation and simplicity within the Group.

The International Operations and Services unit has been established to support the international operations of T-Systems’customers and the international activities of T-Systems. This unit supports the account, sales and bid management activities and oversees the roll-out of management and strategic programs, mainly developed in Germany. The placement of the local business units are determined by the customer’s headquarter location.

Corporate Customers combines its support functions in four specific units: ICT PreSales, Big Deal Management, Sales Operations & other Support Functions, and SI Sales.

▪
ICT PreSales: ICT PreSales is responsible for bid management and has the technical expertise to provide solutions to fit the customers’ needs. ICT PreSales supports the operative sales units through the entire sales process until closing the deal.

▪
Big Deal Management: Big Deal Management is responsible for the develompent of large volume and strategically relevant deals in selected geographic areas, including the initial sales phase, closing the transaction, and transition to the appropriate service and delivery unit.

▪
Sales Operations & other Support Functions: Sales Operations & other Support Functions is responsible for maintaining the same methods and processes relating to the main functions within Corporate Customers, analyzing the relevant market and its structure, and sales operations, as well as account and sales management support.

▪
SI Sales: SI Sales is responsible for order entry and revenue growth of Systems Integration services, as well as for generating new Systems Integration business. SI Sales is organized as an additional sales unit and supports the account management organization.

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

               Partnership with Cognizant

In March 2008, T-Systems and Cognizant, a global IT provider with headquarters in the U.S., entered into an arrangement and have built a global service alliance for systems integration.  This alliance is targeting mainly European enterprises in order to meet their demands for global services. T-Systems and Cognizant have bundled their respective consulting businesses in order to obtain projects primarily for customers with offshore locations in Asia and Europe that require global IT solutions. Over 40,000 employees of both partners are working offshore, mainly in India. T-Systems and Cognizant have a combined workforce of 110,000 employees in all important economic regions of the world. With this alliance, corporate customers in Europe and elsewhere have better access to global IT services and the global delivery network of both providers.

ICT Operations

ICT Operations is responsible for providing services relating to customer ICT infrastructure, including computing services, desktop services, application services and telecommunications services. ICT Operations’ services are offered to new and existing customers through the Corporate Customers business unit.

ICT Operations provides the personnel, servers and infrastructure necessary to operate the ICT functions of T-Systems’ customers. ICT Operations is represented in a large number of locations throughout Germany and the world. As of December 31, 2008, ICT Operations had a total of more than 19,000 employees, of whom approximately half were based in Germany.

ICT Operations comprises three main service lines: Desktop Services & Solutions, Computing Services & Solutions and Telecommunications Services & Solutions. Desktop Services & Solutions delivers, operates and maintains desktop systems for customers, while Computing Services & Solutions operates data centers for customers and manages the systems and applications, which run in these data centers. Telecommunications Services & Solutions develops and operates T-Systems telecommunications products and solutions

Desktop Services & Solutions

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

Through Desktop Services & Solutions, ICT Operations also ensures the proper operation of the workstations and services hardware and software products provided. As of December 31, 2008, more than 1,500,000 workstations were serviced through Desktop Services & Solutions. Help-desk services are primarily provided through the Services Office platform and the Call Center Platform Management (CCPM) services. The Services Office platform supports one of the largest and most sophisticated Microsoft Exchange applications worldwide, with more than 300,000 mailboxes as well as file, fax and SMS services. CCPM includes services that are required for the smooth operation of a call-center platform.

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

Telecommunications Services & Solutions

Telecommunications Services & Solutions manages the development, construction and operation of T-Systems’ German and international service platforms, based on transport capacity leased primarily from T-Home and, to a lesser extent, from other providers.

T-Systems’ service platforms include:

•           IP MPLS - delivers advanced IP services and features, including VPNs for business customers;

•           ATM/Frame Relay - used as transport technologies through which specific services in customer networks are offered;

•           Voice over IP - T-Systems operates an international IP-based voice platform for advanced VoIP products for business customers. This platform also provides the gateway function to the PSTN/ISDN Network; and

•           Ethernet Platform - based on T-Home’s or other providers’ aggregation and access network for end-to-end ethernet VPN services and LAN-to-LAN connections.

Telecommunications Services & Solutions also provides value-added services through IP-based platforms, including:

•           Remote dial-in and Client Encryption - designed to give mobile and non-permanent users an easy and secure access to their respective companies’ Intranet through private dial and secure Internet access technologies;

•           Security Services - modular security solutions, as well as customized solutions and firewall services;

 •           Shared Internet Access Services - primarily proxy services based on different access rates and technologies; and

•           Managed Hosting Services - for server-based solutions, applications and web services.

Approximately 74% of Telecommunications Services & Solutions’ assets are comprised of technical facilities mainly consisting of active network equipment and approximately 17% are comprised of intangible assets mainly consisting of software licenses with the remaining 9% comprised of assets under construction, furniture and office equipment as well as leasehold improvements.

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

Dependence on Material Contracts

Business Customers intends to become less dependent on internal customers (i.e., other Deutsche Telekom Group companies) and to improve its market position with respect to external customers. In 2008, the other Deutsche Telekom Group companies accounted for approximately 23.2% of Business Customers’ total revenues, compared to 25.1% in 2007 and 27.7% in 2006. No other customer accounted for a significant portion of Business Customers’ total revenues in 2008.

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

T-Systems holds different market positions (based on total revenues) in different regions of the world. In Germany, T-Systems believes it was still the market leader in 2008 in the IT and telecommunications areas. In Western Europe, T-Systems was one of the largest vendors in 2008, together with IBM Global Services, Accenture, CapGemini, and HP Services, with respect to IT services, including intersegment revenues of T-Systems, and one of the four largest companies, together with BT Global Services, France Télécom and Telefónica, in the telecommunications industry. Globally, T-Systems ranked among the top 20 IT and telecommunications companies. T-Systems’ global IT competitors include IBM Global Services, Fujitsu Services, HP Services, Accenture, CSC, Atos Origin and CapGemini. In the telecommunications area, T-Systems competes globally with AT&T (Business), Verizon (Business), NTT, France Télécom (Enterprise) and BT Global Services.

Competition in the telecommunications markets in which T-Systems competes is very intense, both in Germany and globally. The market is characterized by substitution of legacy services (voice and data) by IP and mobile services and by strong pricing pressures. The competitive landscape over the past several years has been characterized by market participants attempting to reduce their indebtedness and increase their profitability through strategic refocusing and concentration on IP services, fixed-mobile convergence and network-centric ICT solutions. Additionally, consolidation in the ICT market (primarily in the U.S. market) has increased the competitive landscape. T-Systems expects this strategic refocusing to continue in 2009 and therefore expects similarly fierce competition.

Competition is also intense in the information technology area. The current market is characterized by strong pricing pressures, reduced customer IT budgets, prolonged customer sales cycles and aggressive competition from offshore providers. As a result of these competitive pressures, many companies, including T-Systems, are attempting to maintain or expand market share through improved productivity, cost-cutting and efficiency measures. This situation has also led to a consolidation in the IT sector, which T-Systems expects to continue for the foreseeable future. However, T-Systems expects the global IT services markets to continue to grow only slightly due to the financial crisis. The competition will remain intense over the next years.

Group Headquarters and Shared Services

General

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group. Group Headquarters functions include those performed by many of our central departments, such as treasury, legal, accounting and human resources. Operating functions not directly related to the core businesses of our operating segments are considered Shared Services functions. These functions also include, among others, the management and servicing of our real estate portfolio (primarily within Germany), fleet management and Vivento. Additionally, Group Headquarters and Shared Services includes the shared services and headquarters functions of Magyar Telekom. Although many of the Group Headquarters and Shared Services functions are legally part of Deutsche Telekom AG, we manage Group Headquarters and Shared Services as though it were a separate legal entity.

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

•           facility management services (until September 30, 2008);

•           real estate management for Magyar Telekom and Slovak Telekom, as well as third parties in Hungary and Slovakia (until September 30, 2008); and

•           the operation, management and servicing of our radio transmission sites, such as our radio towers and transmitter masts in Germany (primarily used in mobile, radio and satellite communications, as well as for television broadcasting).

In the third quarter of 2008, we sold our DeTe Immobilien real estate and facilities management services subsidiaries to the Austrian company Strabag SE as part of our strategy of focusing on our core businesses. As of September 30, 2008, around 5,900 employees of DeTe Immobilien were transferred to Strabag SE. Our real estate ownership was not affected by the sale. For more information about our real estate portfolio and management activities, see “—Description of Property, Plant and Equipment—Network Infrastructure—Real Estate.”

Vivento was established in 2002 with the goal of efficiently implementing our staff restructuring measures in a socially responsible manner. Through Vivento, displaced workers are retrained and equipped with new employment qualifications for permanent redeployment within the Deutsche Telekom Group or with external employers, or for project and temporary assignments. In addition to individual placements, Vivento staffs major projects and workforce-intensive operations and services. To create further employment opportunities for the employees of the Group, Vivento acquires additional external employment opportunities for civil servant and non-civil servant employees, particularly in the public sector. At the beginning of 2004, Vivento commenced providing call center services primarily to some of our Group companies and, to a lesser extent, to third parties. These call center operations consist of a portion of the former call center operations of Broadband/Fixed Network, as well as those of Vivento Customer Services GmbH, which was established in the first quarter of 2004.

Vivento Customer Services provides customer-relationship services, including call center and back-office services, within the Group as well as to third parties. As of December 31, 2008, Vivento Customer Services employed approximately 1,400 people. In addition, approximately 1,000 people from Vivento were employed by Vivento Customer Services on a temporary basis as of that date. In 2008, we sold ten call center locations of Vivento Customer Services, which included the transfer of approximately 700 employees to external companies. As of March 1, 2008, five call center locations were transferred to the arvato group. An additional five call center locations were transferred to the D+S Europe group as of December 1, 2008.

The activities of Vivento Technical Services GmbH, which offered installation and after-sales services in the field of technical infrastructure within and outside the Group, were sold to Nokia Siemens Networks in the fourth quarter of 2007. Within the transfer of operations, approximately 1,600 employees were transferred to Nokia Siemens Networks as of January 1, 2008.

During 2008, Vivento took on approximately 2,600 of the Group’s employees. As of December 31, 2008, a total of approximately 41,100 employees have been transferred from the Group to Vivento since its creation. Approximately 70% of these employees were transferred from Broadband/Fixed Network, both as part of Broadband/Fixed Network’s program to increase its efficiency, and through the transfer of certain Broadband/Fixed Network operations to Vivento. The remaining transferred employees were either apprentices who had finished their professional training within the Group, but had not obtained full-time employment, or came from the other Deutsche Telekom operating segments.

At December 31, 2008, a total of approximately 32,900 employees had left Vivento since its formation, of which approximately 4,600 left during 2008. About 88% of these employees were placed outside of the Group. As of December 31, 2008, approximately 8,200 employees were in Vivento, of which approximately 500 were permanent staff, approximately 2,400 were employees of the call center unit (including transferees assigned to the call center unit), approximately 3,000 employees were engaged in projects in cooperation with the Federal Employment Agency and other external employment arrangements, particularly in the public sector, and approximately 2,300 were additional transferees.

The following table provides information regarding Vivento’s employee structure and movements for the periods presented:

	2008(1)	2007(1)	2006(1)
Number of employees transferred to Vivento	2,600	1,700	2,700
Number of employees that left Vivento	4,600	5,000	4,400
Total number of employees in Vivento as of year-end	8,200	10,200	13,500
of which: Operational staff of Vivento	500	600	700
of which: Number of employees in business lines	2,200	5,200	7,200

(1)           Figures have been rounded to nearest 100.

Our fleet management company, DeTeFleetServices GmbH, provides fleet management and mobility services, with approximately 40,000 vehicles provided to our Group companies and affiliates within Germany. DeTeFleetServices also generates revenues from third parties through its sale of used fleet vehicles and, to a limited extent, through fleet management services to third parties. The majority of third-party customers are former affiliates of Deutsche Telekom that were sold.

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

T-Venture Holding GmbH is also included in Group Headquarters and Shared Services. T-Venture’s mission is to scout new products, technologies and services and to acquire access to them on our behalf. Accordingly, a central corporate fund has been established for the purpose of making investments in these areas, in addition to the individual investments that can be made by our operating segments.

The Telekom Training unit is responsible for providing professional training and qualification services for our employees within Germany. This unit also provided training for approximately 10,100 apprentices during 2008.

Group Headquarters and Shared Services also includes the establishment and maintenance of international intellectual property rights for the Deutsche Telekom Group, including all Telekom brands.

INNOVATION MANAGEMENT (RESEARCH AND DEVELOPMENT)

Innovation Strategy

In 2008, we continued to focus our research and development strategy on the introduction of innovative products for our customers, based on their current and future requirements. The idea of connectivity, whether at home, on the move or at work, provides the central basis for the future design of our product categories.

Research & Development

Our Product & Innovation Department is responsible for coordinating research and development activities, innovation strategy, innovation management, innovation marketing and corporate venture capital (T-Venture). This department focuses primarily on issues that are relevant to all operating segments. The operating segments are primarily responsible for product innovations that are close to market launch, usually with a development lead time of up to 24 months.

Deutsche Telekom Laboratories

Deutsche Telekom Laboratories acts as a central research and development unit, focusing primarily on topics and new technologies that are expected to be rolled-out in 18 months to five years. It is divided into the Innovation Development Laboratory and the Strategic Research Laboratory. Both areas are organized to support the transfer of knowledge and findings from academic research into product design with our operating segments.

The Innovation Development Laboratory has assumed the role of general contractor for applied research and development. It develops and assesses innovative ideas, implements test environments, assists with demonstrations and prototypes, and develops business models. It then transfers results to the operating segments for further review and development.

Since 2004, it has focused its research work on five fields of innovation:

•           Intuitive Usability, which seeks to make complicated services and functions more user friendly;

•           Integrated Service Components, which promotes the appropriate connection and interaction of many multimedia and service devices to one another;

•           Intelligent Access, which aims to offer customers the best service available without requiring the user to manually select the network services and access;

•           Infrastructure Development, which creates the technological basis needed to meet bandwidth, mobility and security requirements in a cost-effective manner for our Group and customers; and

•           Inherent Security, which offers our customers network-related security solutions.

The Strategic Research Laboratory carries out long-term, applied fundamental and technology research and provides important basic insights for the development of innovative products and solutions. To achieve this, we have worked closely with the Berlin Technical University.

Research and Development Expenditures

In 2008, our expenditures on experimental, explorative, and pre-production research and development were EUR 0.2 billion (2007: EUR 0.2 billion; 2006: EUR 0.2 billion). Typical research and development activities included the development of new data-transmission processes and innovative telecommunications products. In 2008, investment in internally generated intangible assets to be capitalized rose by EUR 0.1 billion to EUR 0.4 billion (2007: EUR 0.3 billion; 2006: EUR 0.3 billion). These investments related primarily to internally developed software. As in previous years, the vast majority of this amount was attributable to the Broadband/Fixed Network, Mobile Communications Europe and Mobile Communications USA operating segments. In 2008, over 2,400 employees were involved in projects and activities to create new products and market them efficiently to customers.

Intellectual Property

In the market for mobile and fixed network telephony, intellectual property rights play an extremely important role, both nationally and internationally. For this reason, we focus intensively on in-house development and third-party acquisition of such rights.

In 2008, we filed 665 patent applications worldwide, compared to 542 patent applications in 2007. We held 6,328 intellectual property rights (inventions, patent applications, patents, utility models, and design models) as of the end of 2008 (2007; 5,800; 2006: 5,663). The portfolio of rights is reviewed on a regular basis, and those rights that are no longer relevant are eliminated. Management of these intellectual property rights is governed by strict cost-benefit considerations.

ACQUISITIONS AND DIVESTITURES

The following table presents each of the principal acquisitions and divestitures made by us during our last three fiscal years:

Year	Segment	Event	Amount
			(billions of €)
2008	GHS	Purchase of shares in Hellenic Telecommunications Organization S.A. (OTE)	(3.1)
2008	Mobile Communications USA	Acquisition of SunCom Wireless Holdings, Inc.	(1.1)
2008	Business Customers	Sale of T-Systems Media & Broadcast GmbH	0.7
2007	Mobile Communications Europe	Acquisition of Orange Nederland	(1.3)
2007	Broadband/Fixed Network	Purchase of shares in Immobilien Scout GmbH	(0.4)
2007	Broadband/Fixed Network	Sale of T-Online France S.A.S.	0.5
2007	Broadband/Fixed Network	Sale of T-Online Spain S.A.	0.3
2006	Mobile Communications Europe	Purchase of shares in PTC(1)	(0.6)
2006	Business Customers	Purchase of shares in gedas	(0.3)
2006	Mobile Communications Europe	Purchase of shares in tele.ring	(1.3)
2006	Broadband/Fixed Network	Exchange of shares of Deutsche Telekom AG for shares of T-Online International AG(2)	(0.8)
2006	GHS	Sale of real estate	0.4

(1)           Further payments relating to the acquisition of PTC shares from Elektrim will be required to be made as determined by pending legal proceedings. For more information on PTC, see “Item 8. Financial Information—Legal
               Proceedings” and “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

(2)           In June 2006, we issued 62.7 million of our shares in exchange for the remaining shares of T-Online in connection with the completion of the merger of T-Online International AG into Deutsche Telekom AG, which shares had a fair value of EUR 0.8 billion. In August 2006, we repurchased 62.7 million of our shares in the market, which shares were retired to avoid dilution as a result of the issuance of shares in connection with the merger.

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

The E.U. Regulatory Framework

General

In 2002, the European Union completed the review of the existing E.U. telecommunications regulatory framework and adopted several legislative measures, which included a general framework directive and four specific directives regarding the following topics (collectively constituting the “E.U. Framework”):

•           access to, and interconnection of, electronic communications networks;

•           mandatory minimum service standards for all users (universal service obligations) and users’ rights;

•           authorization and licensing regimes;

•           telecommunications data protection; and

•           a regulatory framework for radio spectrum policy in the European Union.

•         The directives are, among other things, intended to:

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

Under the E.U. Framework, the European Commission periodically issues a Recommendation on relevant markets, which is a list of telecommunications markets that it considers susceptible to sector-specific regulation. NRAs must take this list of markets into account when defining the markets that are to be analyzed for the existence of competitive restraints. If a NRA finds that a market is not competitive, it establishes which providers have significant market power in this market and may impose certain measures prescribed by statute.

The European Commission must regularly review its market recommendation. In November 2007, the European Commission issued the second version of its market recommendation, which has to be considered by NRAs when analyzing telecommunications markets. The new version of the market recommendation reduced the number of markets to be reviewed from eighteen to seven. In particular, most retail markets have been removed from the list of markets that are susceptible to telecommunications regulation. However, the most important retail market relating to retail access to the fixed telephone network remains subject to such regulation. Further, some wholesale markets are now described in a broader manner. For example, the market for local loop unbundling is no longer restricted to metallic loops. Whether these broader definitions lead to an expansion or a reduction of regulation is difficult to predict at this time. The new market recommendation includes the retail market for access to the public telephone network at a fixed location, wholesale markets for call origination of fixed telephone networks, call termination of individual fixed networks, network infrastructure access (including shared or fully unbundled access ) at a fixed location, broadband access, terminating segments of leased lines, and voice call termination on individual mobile networks.

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

Legislative Developments

    The E.U. Telecommunications Framework is subject to a review currently in progress. In 2007, the European Commission issued proposals to amend the current framework, which must be accepted by the European Parliament and the Council of Ministers before becoming legislation. Except for some proposals regading the use of spectrum, these proposals do not include any deregulation efforts. Instead, the European Commission has proposed establishing a regulatory agency at the E.U. level and to extend veto rights of the European Commission with respect to NRA decisions. Furthermore, the European Commission proposes to provide NRAs the power to separate the access network operations of providers with significant market power from the service business of such providers in certain circumstances. In 2008, the European Parliament and the Council debated these proposals. The European Parliament as well as the Council significantly changed the proposals. Whereas the Council particularly disagreed with the Commission on the establishment of a European Regulatory Authority and regarding the extension of the Commission veto rights, the Parliament made some substantial amendments to support investments in Next Generation Access Networks through the recognition of risk-sharing arrangements and masures to increase regulatory predictability through longer lasting remedy decisions of NRAs. Whether the amendment of the new framework will be adopted in May 2009 as initially expected is still open, due to the prevailing differences between the European Parliament, the Council and the Commission. After adoption at EU level, any changes to the framework would become effective following their transposition into national law. Whether the regulatory framework will increase or decrease the regulatory burden on us will depend on the changes being finally adopted, the manner in which the revised directives are subsequently implemented in the E.U. Member States, and how the revised implemented regulatory framework will be applied by the respective NRA.

    In addition to the review of the regulatory framework the European Commission proposed two new recommendations:

    In June 2008, the European Commission published a draft recommendation on the future regulatory treatment of fixed and mobile termination rates. The recommendation’s objective is to reduce the fees that mobile and fixed-line operators charge for terminating each others’ calls. The European Commission intends to aim for harmonizing termination rates across Europe and to establish symmetry between these termination rates, by implementing significant reductions of rates during a three-year period ending in 2011.

In September 2008, the European Commission published a draft recommendation on Regulated Access to Next Generation Access Networks (NGA). The recommendation aims to harmonize obligations imposed by NRAs on operators with significant market power in the markets for wholesale (physical) network infrastructure access at a fixed location and the market for wholesale broadband access to NGA networks. According to the recommendation, operators having significant market power in the wholesale market must grant access to new and existing ducts, fiber, street cabinets and other elements which are not active, that are necessary for the build-out of competing infrastructure. In addition, operators with significant market power must provide wholesale broadband access services (Bitstream Access). Furthermore, the European Commission recommends pricing principles for duct usage, the usage of other civil engineering works and other elements, which are not active. The adoption of these amendments may cause a decrease in our revenues and may impact on the network build-out including the timeline. The adoption of the draft recommendation in either existing or modified form is expected in 2009.

Infringement Proceeding Against Germany

In September 2007, the European Commission launched an infringement proceeding against Germany relating to legislation that in principle excludes new markets from telecommunications regulation. This infringement proceeding may take several years to resolve. The relevant legislation was adopted in January 2007 with the intent to foster innovation and investments in new infrastructures. In the event of access and price regulation in these new markets, both the incumbent network operator and new entrants will have a reduced incentive to invest in new infrastructures. The European Commission, however, regards this rule as restricting the discretionary powers of the Federal Network Agency in contravention of E.U. Directives. Since this new rule has not yet been applied, we do not expect the infringement proceeding to affect our business. However, the general notion of the rule to promote investments by non-regulation was an important basis for our decision to invest in fiber optic broadband access networks in Germany (see “—German Telecommunications Regulation—Interconnection” below).

Media Regulation

Although regulation of broadcast media and media content has not materially affected our business, as traditional telecommunications services and media services increasingly converge through products such as triple-play, media regulation may become increasingly important to our business. For example, in Germany we currently offer IPTV to our high-speed broadband customers, as well as mobile TV services to customers of T-Mobile Deutschland. There are already several regulations related to media services and platforms. A formal notification for the broadcasting platform Entertain has to be fulfilled in the first quarter of 2009 in Germany. New legislation regulates the selection of broadcasting programs transmitted over such platforms (for example “must carry” obligations), and may also affect the contractual conditions for such transmissions. Moreover, the new legislation can be interpreted to suggest that in Germany, we are restricted in producing our own TV and radio programs as long as a significant part of our shares are controlled by the German government.

Other E.U. regulation requires TV set top boxes to have either no encryption technology or a common scrambling algorithm. The set top boxes we use for our German IPTV services rely on a special digital rights management technology that might not be entirely compatible with the common scrambling algorithm. However, the Federal Network Agency has granted us a preliminary exemption from this regulation until September 2009, and the Telecommunications Act explicitly allows for further exemptions. Until now, the Federal Network Agency has not decided about the future rules. If the current legislation is ultimately determined to apply to our set top boxes, this could result in our set top boxes not being in compliance with the legal requirements. Modification of the current digital rights management technology could prove costly and some features of our IPTV service may be discontinued.

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

The Telecommunications Act distinguishes between tariffs that require prior regulatory approval and those that are subject to retroactive review. Generally, regulated wholesale pricing requires prior approval, whereas regulated retail pricing is subject to retroactive review. Nevertheless, at present, we are required to disclose most retail pricing measures concerning our fixed telephony network to the Federal Network Agency two months before they become effective, which enables the Federal Network Agency to undertake a preliminary evaluation with respect to whether our prices comply with rules prohibiting abuse of significant market power. This requirement restricts our flexibility to react quickly to competition in the retail markets for fixed telephony.

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

Data Retention

On January 1, 2008, new rules on data retention for law enforcement purposes entered into force. This legislation implements an E.U. directive which came into force in 2006. The new requirements result in additional investment and recurring annual costs for us. The new rules oblige us to store certain data for six months, which is the minimum period the E.U. directive requires.

Fixed Regulation

Interconnection

Fixed-Fixed Interconnection

Fixed-fixed interconnection prices require prior approval by the Federal Network Agency. The current charges were approved until November 30, 2009. On September 19, 2008, we submitted our application for new prices from December 1, 2008 and applied for an increase in main interconnection prices of approximately 10%. The Federal Network Agency published its decision on November 28, 2008 and approved an increase of 4.4%.

Local Loop Access

After concluding the market analyses procedures required by the Telecommunications Act, the Federal Network Agency published a Regulatory Order for access to the local loop in April 2005, which confirmed that we were considered to have significant market power in this market. Accordingly, although we have offered unbundled local loop access since 1998, this decision confirmed that we are still obligated to offer such access to other carriers. By allowing competitors to connect to customer access lines within our local networks, unbundling of the local loop allows our competitors to gain direct access to customers without having to build local networks of their own. In this way, competitors are able to use our customer access lines to offer a wide range of local services directly to customers.

We are involved in a number of pending legal proceedings regarding recent decisions of the Federal Network Agency that concern access charges relating to the local loop, and which have resulted in severe reductions in our charges for access by our competitors. We believe that the Federal Network Agency did not take into account a number of our costs that were justifiable costs for these services, and that if it had done so, our permitted local loop access charges would have been higher. On November 27, 2008, the Cologne Administrative Court abolished a decision of the Federal Network Agency of 1999 concerning monthly rates for the local loop during the period from April 1, 1999 to March 31, 2001. After a decision in a preliminary ruling procedure of the European Court of Justice in this case, the Cologne Administrative Court (Verwaltungsgericht Köln) came to a disadvantageous decision concerning the relevant costs which are justifiable. We and the Federal Network Agency appealed against this decision and the proceeding is still pending. For more information, see “Item 8. Financial Information—Legal Proceedings—Proceedings Against Decisions of the Federal Network Agency.”

On March 30, 2007, the Federal Network Agency reduced the monthly line rental charges we are allowed to charge our competitors, from EUR 10.65 to EUR 10.50. These charges are valid for the period from April 1, 2007 to March 31, 2009. In January 2009, we applied for new charges to become valid by April 1, 2009. On June 30, 2008, the Federal Network Agency also decided to reduce the one-time activation (takeover of an existing line) charge for ULL  by approximately 1.4%  to EUR 35.70 for the most common type of subscriber line (copper wire pair with high bit-rate use). The corresponding cancellation charges have been reduced as well between 0.2% and 4.1%. These one-time charges for ULL are valid until June 30, 2010.

Since January 2001, we have been offering line sharing (i.e., using a single access line for multiple purposes, including sharing access with competitors) in accordance with E.U. requirements. On June 30, 2008, the Federal Network Agency also reduced the monthly rental charge for line sharing from EUR 1.91 to EUR 1.78 until June 30, 2010. Further, the Federal Network Agency decided on the one-time activation charges for the provision of line sharing, which were reduced to EUR 43.99.

On December 20, 2007, the Federal Network Agency decided on our reference offer for access to unbundled local loop. We now have to pay penalties in the event of delayed provision or delayed fault repair.

In June 2007, the Federal Network Agency updated its regulatory order relating to local loop access. In addition to existing obligations (access to the local loop, co-location, ex-ante rates approval), we must also provide access to cable ducts and, under certain conditions, dark fiber and co-location within the street cabinets. We have initiated legal proceedings against this obligation and filed for a preliminary order to suspend the execution of the obligation until the Administrative Court has ruled on the issue. In its preliminary order of April 4, 2008, the Administrative Court upheld the obligations of the Federal Network Agency and we filed an appeal to the Federal Administrative Court (Bundesverwaltungsgericht) that is still pending.

Broadband Access—Bitstream

In the market analyses for wholesale broadband access services, we were determined as having significant market power and, therefore these markets are subject to regulation described below. The Federal Network Agency divided the broadband wholesale services market into separate IP Bitstream Access and ATM Bitstream Access markets.

In 2008, the Federal Network Agency reviewed the market analyses for wholesale broadband access services. We pointed out that it is essential to refrain from previous regulatory practice and decrease the existing nationwide regulation for IP Bitstream Access by following the model of other European regulatory authorities. If the Federal Network Agency agrees with our view, it might be possible that existing regulation will be reduced in regions with intense competition from local loop operators and cable-TV providers. The decision is expected in the first quarter of 2009.

IP Bitstream

For the IP Bitstream Access market, the Federal Network Agency issued a regulatory order in September 2006. According to the order, we are obliged to offer IP broadband access to our competitors and the rates are subject to prior approval by the Federal Network Agency. A final decision on our reference offer was issued on April 8, 2008. According to the Federal Network Agency’s review, we are obliged to include SDSL and unbundled DSL access. Furthermore, we have to provide certain transmission quality levels sufficient for the provision of IP-based voice services. The Federal Network Agency ruled the reference offer to be valid until April 30, 2009. In accordance with the German Telecommunications Act, a review process for a new or altered reference offer will be initiated by February, 2009.

On May 13, 2008 and May 26, 2008, the Federal Network Agency decided on charges for IP Bitstream Access and set the monthly charge for the “bundled” variant at EUR 8.65 and for the “stand-alone” variant at EUR 19.15. With the “stand-alone” variant the end user is no longer required to maintain a telephone access line with us. These charges are valid until June 30, 2009. IP Bitstream Access enables our competitors to offer all IP-access throughout Germany.

    This regulatory decision has been repealed by the Federal Administrative Court on January 28, 2009 as far as  the obligation to issue a reference offer and to get an approval for the rates was concerned. Due to contractual clauses we are bound for a further three months after the Court’s decision to the existing (formerly regulated) IP-BSA prices (until April, 28, 2009). The reference offer is still valid but will be reviewed and adapted to the current situation by mid 2009.

Competitors’ requests for VDSL access were dismissed. This decision was not based on the finding that VDSL constituted a new market, which, in accordance with the German Telecommunications Act, would not be regulated, but was based on the reasoning that our VDSL products did not fall within the scope of the underlying regulatory order of September 2006, which concerned DSL access up to the standard of ADSL2+ (maximum 16 Mbit/s).

ATM Bitstream

Since March 7, 2007, we are obligated to provide ATM bitstream access, the prices for which will be subject to retroactive approval of the Federal Network Agency. A reference offer for ATM bitstream access had first been published on June 8, 2007. However, since negotiations with our competitors are ongoing, the Federal Network Agency has temporarily suspended its proceedings. A new reference offer, based on the result of these negotiations, was published in January 2008 and adopted by the Federal Network Agency on August 20, 2008. Since then, ATM Bitstream Access is available to our competitors.

Broadband Access—DSL Resale

Besides unbundled local loop access and line sharing, we offer our Resale DSL products to our competitors on a voluntary basis.

Since August 2006, we have offered our Wholesale DSL product on the basis of fixed prices for bandwidths of 1, 2, 6 and 16 Mbit/s. This has resulted in considerable price reductions compared to the Resale DSL product (which is offered to competitors at a 20% discount to the retail price). Most ISPs have therefore already switched from Resale DSL to Wholesale DSL. Due to the lower prices of the regulated IP BSA products, more Wholesale DSL customers migrate to IP BSA.

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

The Federal Network Agency has determined that we are a provider with significant market power for the markets for national fixed-to-mobile calls. In December 2007, the Federal Network Agency imposed on us the obligation to disclose to it any retail pricing measures within the market for national fixed-to-mobile calls (excluding VoIP services) two months before they become effective. National fixed-to-mobile calls for VoIP services are still subject to ex-post regulation measures. On October, 29, 2008, the Federal Administrative Court upheld this regulatory decision. Therefore, in general, these obligations to provide pricing measures two months prior to effectiveness (excluding VoIP services) will delay our ability to react quickly to market changes.

The Federal Network Agency still does not classify VoIP as a “publicly available telephone service,” which would imply an emergency services obligation. However, with the further development of VoIP, and the increasing use of this nomadic service, the Federal Network Agency has requested all market participants to submit proposals for a technical solution to the emergency services problem.

The broadband access tariffs, as well as the broadband and narrowband service tariffs, that we offer to retail customers are not subject to regulation under the Telecommunications Act. However, these tariffs are indirectly affected by the regulation of wholesale tariffs for these services and will be taken into account by the Federal Network Agency in a review undertaken as part of a retroactive procedure if they form part of a product bundle that contains regulated components. Moreover, sector-specific regulation may be extended in the future to the broadband services market, which will depend on the results of the Federal Network Agency’s current market analyses procedures.

On August 27, 2008, the Federal Network Agency published a draft of its market analyses results for retail products and determined that we are a provider with significant market power for the retail market “Access to the public telephone network at a fixed location for residential and non residential customers.”  All-IP Access is classified as access to the public telephone network. However, we believe that deregulation is possible in the markets for national fixed-to-fixed and fixed-to-mobile calls. We expect the final determination in April 2009.

Central, Southeastern European Telecommunications Regulation

Our subsidiaries in Hungary, Slovakia, Greece and Romania are subject to the same E.U. Framework as our fixed-line products and services in Germany. We also operate fixed-line and mobile networks in Croatia, Albania, Macedonia and Montenegro. These countries are also orientating their regulatory frameworks towards the E.U. Framework. Therefore, all of our subsidiaries in Central,  Eastern and Southeastern Europe are generally exposed to a set of regulatory risks similar to those in Germany described above. Additional significant regulatory matters affecting specific subsidiaries are discussed below.

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

Currently, Magyar Telekom has to comply with wholesale obligations regarding call origination and termination, unbundling, local and national bitstream access and price regulation for the termination of wholesale leased lines. As in previous years, Magyar Telekom also remains under the obligation to submit its reference offers for interconnection and unbundling to the NRA for prior approval.

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

Moreover, Magyar Telekom is required to pay other incumbent PSTN operators in Hungary call termination rates that are 45 to 60% higher than the regulated rates Magyar Telekom is allowed to charge competitors. This asymmetry increased in 2008 despite the fact that the E.U. and the European regulatory authorities strongly advocate the reduction or even the abolition of asymmetric fees – between incumbent and alternative service providers - in the case of both wire line and mobile operators. Therefore, we believe that a reduction of the asymmetry can be achieved in the long run. This is already reflected in the draft reference offer resolution expected to enter into force in March 2009 that would significantly reduce the asymmetry between the fees of Magyar Telekom and its biggest incumbent competitor.

In the second round of market analyses, an obligation to offer wholesale unbundled ADSL at regulated prices was introduced in January 2008.

In addition, the NRA has substantially reduced the prices of the reference offer for unbundled products. The monthly fees of local loop unbundling, shared access and local bitstream access have decreased by 20%, 48% and 52%, respectively, compared to the previous tariffs. Magyar Telekom was obliged to submit a second reference offer to the NRA for approval in consequence of the consolidation of its subsidiary, EMITEL. The NRA resolution on this is expected in the first quarter of 2009. The significant decrease of these monthly fees may accelerate the increase in the number of unbundled lines.

Slovakia

The Slovak NRA determined that Slovak Telekom is designated as an operator with significant market power in most of the designated fixed-line markets in which it operates. As a result, Slovak Telekom is required to publish reference offers for unbundling of the local loop, interconnection, wholesale broadband access and terminating parts of leased lines, keep separate accounts, and comply with obligations regarding transparency and non-discrimination in the markets for unbundled local loops, call termination, transit and origination, wholesale broadband access and termination of leased lines. Furthermore, Slovak Telekom is obliged to offer carrier selection and carrier pre-selection and to follow a prescribed calculation methodology for the pricing of calling services.

In the normal course of Slovak Telekom’s business, Slovak Telekom is facing proceedings before the Slovak Antimonopoly Office. One such case relates to claims of abuse of a dominant market position through voice calling plans and promotions involves a potential fine of approximately EUR 15 million. Slovak Telekom appealed the first-instance decision of the Antimonopoly Office. The payment of the fine is suspended until the final decision of the Antimonopoly Office, which again may be appealed by Slovak Telekom in court.

In addition, the European Commission carried out an inspection at the premises of Slovak Telekom in January 2009 in order to establish whether Slovak Telekom may have abused a dominant position. According to the European Commission, such potential abuse may include refusal to supply, margin squeeze and tying, possibly as part of an overall strategy to exclude competitors from offering retail voice, broadband and IPTV services in the Slovak Republic. Should the European Commission eventually find an infringement of EC competition law, it could impose significant fines on Slovak Telekom.

Croatia

The Croatian NRA, the Agency for Post and Electronic Communications, designated T-Hrvatski Telekom as an operator with significant market power in the market for fixed public voice, the market for leased lines, the market for interconnection and the market for transmission of voice, sound, data, documents, pictures and other services. T-Hrvatski Telekom’s subsidiary IskonInternet had been designated as holding joint significant market power with T-Hrvatski Telekom in the market for fixed public voice and the market for transmission of voice, sound, data, documents, pictures and other services. As a consequence, T-Hrvatski Telekom has to offer competitors network access (including interconnection, unbundled access to the local loop, and bitstream access), as well as access to certain services and facilities on a non-discriminatory basis. Furthermore, the pricing of public voice, leased lines and all regulated wholesale products where T-Hrvatski Telekom is designated as having significant market power is subject to cost-orientation and ex-ante approval by the NRA. On July 1, 2008, the new Law on Electronic Communications entered into force and transposes the 2002 E.U. Regulatory Framework.

Mobile Regulation

United States

Our U.S. mobile operations, conducted through T-Mobile USA, are regulated by the FCC and by various other Federal, state and local governmental bodies. Only the FCC has authority to regulate “rates and entry” by Commercial Mobile Radio Service (“CMRS”) operators, while both the individual states of the United States and the FCC have authority to regulate “other terms and conditions” of CMRS. The FCC has refrained from regulating rates charged by CMRS operators. However, under its authority to license CMRS operators to serve the public, the FCC has imposed a number of requirements on operators, including, for example, rules for providing emergency 911 services, number portability, support for lawful electronic surveillance, and intercarrier compensation (payment of access charges for carrying and terminating traffic). In addition, the FCC issues and regulates CMRS spectrum licenses. Spectrum related to the Advanced Wireless Services (AWS-1) licenses granted in 2006 is occupied by incumbent commercial providers on the 2.1GHz band and Federal government agencies on the 1.7 GHz band. The 2.1 GHz incumbents relocation rules are governed by FCC regulation, whereas the 1.7 GHz incumbents relocation process is governed by the Commercial Spectrum Enhancement Act (CSEA). Access to the spectrum is tied to moving these entities away from using these spectrum bands.  T-Mobile USA has made substantial progress in coordinating with and moving incumbent commercial and government users off the AWS-1 frequency bands that have been licensed to T-Mobile USA, and the company has launched “3G” service in many markets utilizing its AWS-1 licenses. In addition, depending upon how they are resolved, certain proceedings currently pending at the federal and state levels could impose additional costs and other burdens on T-Mobile USA. These include:

•           AWS-3:  The FCC (and potentially the U.S. Congress) is considering service and technical rules for the AWS-3 spectrum band, which is directly adjacent to the mobile receiver (downlink) portion of the AWS-1 band.  Among the proposals being considered are a set of rules which, if adopted, would allow the AWS-3 band to be used for mobile transmit (uplink) purposes, which could permit harmful interference to the mobile devices (receivers) used by T-Mobile USA 3G customers. T-Mobile USA and other wireless providers that hold AWS-1 licenses and handset vendors have opposed these proposed rules and offered alternative band plans and technical restrictions which would avoid such potential interference.  If rules for the AWS-3 spectrum band are ultimately adopted that create the risk of such interference, and the AWS-3 licensee installs service using technology that interferes with ours, T-Mobile USA’s customers in the AWS-1 band ultimately could experience a higher rate of dropped calls and the inability to place calls, which would in turn cause harm to our business.

•           Intercarrier Compensation: Intercarrier compensation refers to the charges that one carrier pays to another carrier to originate, transport, and/or terminate telecommunications traffic. Intercarrier compensation payments are governed by a complex system of federal and state rules. After initially adopting its intercarrier compensation rules in the late 1980s, the FCC modified and expanded its rules following passage of the Telecommunications Act of 1996. Due to a pending court action regarding the treatment of calls to and from Internet Service Providers, the FCC is evaluating the legality and structure of an intercarrier compensation rule addressing Internet-bound traffic, and has expanded the scope of its evaluation to include consideration of a more comprehensive reform of intercarrier compensation. It is not clear what, if any, action the FCC will take in the area of intercarrier compensation in 2009, or what impact such action may have on T-Mobile USA’s business.

•           Universal Service: The FCC and many states administer universal service programs that help ensure that affordable telecommunications services are accessible throughout the United States. The federal universal service fund (“USF”) is statutorily mandated by the Telecommunications Act of 1996 and provides support to rural and non-rural high-cost areas, low-income subscribers, schools and libraries, and rural health-care providers. Wireless carriers, including T-Mobile USA, are required to contribute to the federal USF as well as some of the state universal service programs. Currently, FCC rules require carriers to contribute to the federal USF based upon interstate end-user revenues, and carriers may then collect those contributions from their end-user customers.  The USF contribution methodology is subject to an ongoing rulemaking proceeding in which the FCC is considering basing contributions on line capacity or the aggregate number of telephone numbers its customers utilize.

Wireless carriers also are eligible to receive USF support if they are designated as an eligible telecommunications carrier (“ETC”). SunCom Puerto Rico, which became an indirect wholly-owned subsidiary of T-Mobile USA through the acquisition of SunCom, receives USF support as an ETC in Puerto Rico.  Additionally, at the end of 2008, T-Mobile USA became eligible to receive USF support for North Carolina beginning in the first quarter 2009. Carriers that contribute and receive support from the federal USF are subject to a variety of rules regarding the services they offer and the way they use the funds, and they may be audited by the FCC and its USF administrator to assess compliance.  The FCC has imposed a cap on high-cost USF support received by competitive ETCs (including wireless carriers), and has proposed other changes to the way in which high-cost USF support is distributed.  Although the FCC took public comment on several USF reform proposals in late 2008, it is not possible to predict whether the FCC will act on those proposals in 2009 and if it does, how or whether it will modify the contribution and distribution methodologies.

•           Special Access: High capacity circuits used by CMRS operators for transporting traffic between cell sites and local exchange carrier switching facilities are supplied in large part by the local exchange carriers. The FCC initiated a proceeding to reform special access provisioning in 2005. Since then, the issue has been raised in both concluded and pending local exchange carrier or interexchange carrier merger proceedings, although broad rules applicable to all local exchange carriers have yet to be established. In light of public comments and a report issued by the Government Accountability Office, the FCC imposed reporting, non-discrimination, and limited pricing relief conditions on the wireline companies involved in recent mergers. In 2007, however, the FCC granted several local exchange carriers pricing relief for certain next-generation broadband special access services, so prices for those specific services could rise. Special access costs are an increasingly large portion of T-Mobile USA’s annual operating expenditures, and the inability to secure special access circuits on cost-based and non-discriminatory terms could impose significant additional costs on T-Mobile USA’s business.

•           E911 Autolocation: In September 2007, the FCC released an order that would change the method by which wireless carriers measure compliance with accuracy requirements for locating 911 callers. On February 20, 2008, T-Mobile USA and the Rural Cellular Association (RCA) filed a joint appeal in the U.S. Court of Appeals challenging the FCC’s requirements on the grounds that they were arbitrary and capricious, and that the FCC adopted them in violation of the procedure required by law.  The court granted the industry’s stay request, and in September 2008, the FCC asked the court to vacate and remand the order so that the agency could consider a new plan.  The FCC recently sought comment on two compromise accuracy proposals submitted by Verizon and AT&T, which would measure accuracy at the county level.  T-Mobile USA, RCA, and other small carriers have raised concerns about AT&T’s proposed timelines, but it is not clear whether the FCC will take those concerns into account in its final rules, which may be adopted in 2009.  The potential cost of compliance to T-Mobile USA is under internal review.  The FCC and the U.S. Congress also are looking at E911 issues involving VoIP services.  In October 2008, the FCC released an order implementing key provisions of the New and Emerging Technologies 911 Improvement Act of 2008 (NET 911 Act), which is intended to promote public safety and encourage the nation’s transition to a national IP-enabled emergency network.  While the FCC rejected proposals to impose costly new mandates relating to the 911 routing and location capabilities of dual-mode CMRS/Wi-Fi service, it is possible the FCC will revisit this issue after the U.S. government completes a study on VoIP 911 location technology expected in 2009.  Thus, future FCC rulemakings implementing the NET 911Act could potentially negatively impact T-Mobile USA’s @Home service, which utilizes VoIP and Wi-Fi technologies. Other providers that also are beginning to offer mobile and fixed wireless VoIP technologies, could be impacted as well.

•           Back-up Power Rule: In October 2007, the FCC adopted rules that would have required wireless carriers to have eight hours of backup power at all of their cell sites and remote terminals. While the rules contained exclusions for some sites and an alternative compliance route, the exclusions were very narrow and there was significant uncertainty about whether alternative compliance plans would be approved.  CTIA and other wireless carriers appealed the FCC’s order in the DC Circuit Court of Appeals (T-Mobile was an intervenor on behalf of the appellants) on the ground that the rules were adopted without appropriate notice and comment and that the burden they would place on the wireless industry rendered them arbitrary and capricious.  The court granted a stay of the FCC’s order pending approval by the Office of Management and Budget (OMB) of the underlying back-up power requirements and on a final decision from the court.  In late 2008, the OMB rejected the FCC’s rules under the Paperwork Reduction Act and the FCC has informed the court that it does not intend to override the OMB’s decision.  Accordingly, the FCC may commence a new rulemaking proceeding on back-up power in 2009.  At this point, it not possible to determine whether any new rules that the FCC might adopt will be less onerous than the previously proposed rules.

•           Open Access/Network Neutrality:  The FCC is considering in several proceedings, including in response to a petition filed by Skype Limited, whether to adopt regulations that would require wireless providers to “open” their networks to applications, devices, and services provided by third parties.  These proceedings involve a variety of issues, including text messaging practices, network provisioning, handset locking, exclusive arrangements with handset manufacturers, and the extent to which carriers may deny access to devices and applications based on their need to manage their networks.  In addition, legislation has been proposed in the U.S. Congress that, if enacted into law, would impose similar open access requirements on network providers.  In August 2008, the FCC stated that while managing network congestion is a legitimate goal, a carrier’s blocking of downloads or intentionally slowing down a customer’s download speeds (also known as throttling) must be “narrowly tailored” to meet that goal. Blocking or throttling practices that “are not application or content neutral” (i.e., discriminatory) will trigger heightened scrutiny.  T-Mobile USA has voluntarily moved toward a more open network, including the introduction of a handset (such as the T-Mobile G1) that runs an open source operating system for mobile devices.  Nevertheless, it is possible that policymakers will impose open access or network neutrality requirements on the wireless industry that, if not narrowly tailored, could hamper the way in which wireless carriers provide service and impose significant costs on the industry, including T-Mobile USA.

•           Roaming:  T-Mobile USA relies on roaming services of other U.S. CMRS carriers to provide service to its customers where T-Mobile does not provide facilities-based service. The FCC recently adopted an automatic roaming mandate for voice services, which, unlike previous regulations, excluded from the mandate all geographic areas in which the home carrier holds spectrum licenses, regardless of whether facilities have been constructed in those areas.  In addition, the FCC held that carriers do not have a statutory right to file complaints at the FCC if the host carrier refuses to provide roaming in these “home markets” or if it charges unjust and unreasonable rates.  T-Mobile USA and other national, regional, and rural carriers that depend heavily on roaming have urged the FCC to eliminate or significantly revise this home-market exclusion.  It is not clear whether this effort will succeed.  Failure to obtain the requested relief could adversely affect T-Mobile USA by causing loss of roaming access or increased roaming costs in certain markets as existing roaming agreements expire.

•           Regulation on the state and local level: Some states, through their respective public utility commissions and legislatures, or through other means, have taken, or are seeking to take, actions to regulate various aspects of wireless operations, including customer billing, termination of service arrangements, advertising, the filing of “informational” tariffs and certification of operations. These developments have significantly affected, or have the potential to significantly affect, T-Mobile USA’s business practices with respect to many aspects of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. At the local level, wireless facilities typically are also subject to zoning and land use regulation, and may be subject to fees for use of public rights-of-way. T-Mobile USA’s access to additional sites to install wireless facilities is a key component of its ability to continue to deploy wireless services in an effective manner, and significant denials of or delays in necessary zoning approvals could negatively impact the future expansion or upgrading of T-Mobile USA’s network.

Mobile Regulation

European Union

Our operations within the European Union are subject to rules established by the E.U. Framework.  For more information, see “—The E.U. Regulatory Framework”. The Recommendation on relevant markets( “market-recommendation”), which was updated in November 2007, requires NRAs to analyze the call termination market in order to determine whether regulatory remedies must be imposed.. Various remedies imposed by the NRAs are described by country below. The European Commission intends to further reduce the termination rates significantly and has therefore proposed a recommendation that defines details for the calculation of termination rates by the National Regulatory Authorities.  The draft recommendation proposes to neglect significant parts of the costs of mobile operators in the termination rate calculation. This recommendation is expected to be adopted by mid-2009.

The markets for access and call origination and international roaming have been deleted from the list of recommended markets to be analyzed. However, it will be possible for NRAs to analyze and regulate further markets, if

•	high and non-transitory entry barriers are present in a particular market,

•	a market structure does not tend towards effective competition within the relevant time horizon taking into account the state of competition and the barriers to entry, or

•	competition law alone is insufficient to adequately address the market failures concerned.

On June 30, 2007, the E.U. adopted a regulation that regulates international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. As a consequence, our mobile operations in the European Union had to lower wholesale and retail roaming tariffs, which negatively affected our revenues. On the basis of a price schedule mandated by this E.U. regulation, further reductions of wholesale and retail roaming prices have been made in mid-2008 and are mandated for mid-2009.

In September 2008, the European Commission proposed to extend this regulation until 2013 and expand it to SMS and data roaming services as of July 2009. Subject to the approval of the European Parliament and the European Council, SMS roaming charges will be reduced and charging intervals applicable to voice calls would have to be amended. Furthermore, the proposal mandates price caps for wholesale data roaming tariffs and additional transparency measures. This expansion of existing regulation would have an additional negative effect on our roaming revenues.

In October 2008, the European Commission launched a preliminary investigation and requested information from  European mobile communications operators, including T-Mobile International, regarding their respective handling of mobile VoIP services. T-Mobile International has responded to the European Commission's information request. So far, the European Commission has not taken further steps. The European Commission may initiate formal proceedings, if the results of the preliminary investigation indicate a possible infringement of EC competition law. If the European Commission ultimately finds that an infringement has occurred, it may issue a prohibition decision and/or impose fines.

Germany

On November 30, 2007 the Federal Network Agency decided that T-Mobile Deutschland had to reduce its termination rate charges to EUR 0.0792 per minute from December 1, 2007 until March 31, 2009. The same rate also applies to Vodafone, while E-Plus and O2 are required to lower their mobile termination rates to EUR 0.088 per minute (from EUR 0.0994 per minute) for the same time period.

The Federal Network Agency has the obligation to review markets every two years. With its decision of December 5, 2008, the regulatory obligations for T-Mobile Deutschland remain unchanged. On January 20, 2009, T-Mobile Deutschland submitted an application for higher termination rate charges from April 1, 2009.

In 2007, the Federal Network Agency published in its official gazette that the renewal process for the GSM licenses of E-Plus, T-Mobile Deutschland and Vodafone had been finalized. The GSM license term of T-Mobile Deutschland has been extended until the end of 2016. The Federal Network Agency also announced the tender of additional spectrum for wireless broadband access services. It is expected that, in the course of this auction, spectrum capacity in different bands (1.8 GHz, 2.1 GHz, 2.6 GHz) will be made available to market participants. The 2.6 GHz spectrum is the coordinated UMTS extension band (190 MHz of spectrum), while the 2.1 GHz spectrum is UMTS spectrum that was already allocated in 2000, but later returned to the Federal Network Agency. A decision on the rules and an auction date are expected to be published by the end of March 2009. The auction is expected to commence during the latter half of 2009.

Consumer protection obligations in the revised Telecommunications Act came into force in February 2007. These obligations had a considerable negative impact on T-Mobile Deutschland, in particular, by requiring prices for premium voice call services to be announced before a call is made. Further amendments of the Telecommunications Act, parts of the German Civil Code and other statutes are currently pending finalization and approval, which could also have significant impact on T-Mobile Deutschland, especially the introduction of price caps for fixed-cost services. The amendments are currently expected to be adopted within the first three months of 2009.

United Kingdom

T-Mobile UK and the other U.K. GSM operators may be able to change the use of their current GSM spectrum, for example to use it for UMTS services, but the terms on which they may be able to do so are currently under consultation. The intial “liberalization” proposals issued in 2007 related to (i) the 1800 MHz spectrum, which is the spectrum held by T-Mobile UK and which may be used by the existing licensees and (ii) the 900 MHz spectrum, some of which must be returned and will be reoffered pursuant to an auction. Existing licensees would not be able to bid for the spectrum auctioned and the maximum amount available for acquisition will be 2 x 5 MHz of 900 MHz spectrum per bidder. The british NRA issued a further consultation on proposals for liberalization on January 13, 2009. This proposes that only one 2 x 5 MHz of spectrum be returned and auctioned . Ofcom is not proposing that T-Mobile UK return any spectrum. The UK Government is separately seeking to arrange a deal between the five mobile operators to allow the liberalization of existing mobile spectrum.

The NRA planned to auction spectrum in the 2.6GHz band in 2008, which spectrum is suitable for mobile services (particularly, LTE and WiMAX). However, both T-Mobile and O2 challenged the NRA’s decision to hold this auction prior to making its decision on liberalization. The T-Mobile case is expected to be heard by the U.K. High Court in early 2009. The 2.6 GHz spectrum auction is expected to take place after March 2009 following the disposition of these cases.

T-Mobile is currently regulated on its average price for call termination and these regulations have recently been extended and now expire on March 31, 2011. The regulated maximum mobile voice call termination charge for T-Mobile UK for the period from April 1, 2007 to March 31, 2008 was 6.2 pence per minute. Thereafter, the maximum will be reduced by 5.8% for the second year and 5.3% for the third and fourth years, respectively. Some aspect of the price controls are currently under appeal by both fixed and mobile operators and the amount of the price control is currently being considered by the U.K. Competition Appeal Tribunal. The U.K. Competition Commission reported to the U.K. Competition Appeal Tribunal on January 16, 2009. It determined that the regulated mobile voice call termination charge for T-Mobile U.K. should be reduced so that for the third year, April 1, 2009 to March 31, 2010 it will be 4.5 pence per minute and for the final year 4 pence per minute. These amounts are in 2007 values. The U.K. Competition Appeal Tribunal is bound to direct the NRA to make the necessary amendments to the price control unless the determination by the Competition Commission is unsound on administrative law grounds. Several operators, including T-Mobile UK have indicated that they will challenge the determination and the matter will be determined in March 2009.The position for the first two years of the price control is unclear and this may be the subject matter of another appeal. The result of the appeal will be a reduction in termination rates for all U.K. mobile operators.

The Netherlands

In its decision regarding the analyses of the market for call termination under the current regulatory framework, the Dutch NRA decided that voice call termination tariffs should be decreased to reflect the actual cost of such termination by July 1, 2008, with this decrease being introduced incrementally, beginning on July 1, 2006. However, this decision was annulled by the Trade and Industry Appeals Tribunal. As a result, the NRA issued a new decision on July 31, 2007. In this decision, the NRA adopted a self-regulatory proposal of the Dutch mobile network operators to lower termination rates in three yearly reductions starting August 15, 2007 followed by decreases on July 1, 2008 and July 1, 2009.

On July 23, 2008 the Dutch Trade and Industry Appeals Tribunal (the highest Dutch appeals court) neither approved nor annulled the NRA’s decision, but instructed the NRA to review its determination for reaching its market analyses decision and this new determination will be taken into account by the Trade and Industry Appeals Tribunal in its final ruling. On December, 19, 2008 the NRA published its revised decision. In this revised decision, the NRA left the imposed tariffs unchanged. The Appeal Procedure is continuing. A hearing is planned for the end of March, to be followed by a final decision approximately 6 weeks later.

According to a decision by the Dutch competition authority on September 27, 2004, T-Mobile Netherlands was fined EUR 14.8 million for its alleged involvement in an anti-competitive scheme regarding dealer commissions, carried out together with the four other Dutch mobile telecommunications operators. After T-Mobile Netherlands and the other affected companies filed an appeal of this decision on a variety of grounds, the Court of Rotterdam granted an appeal based on various substantive grounds while at the same time denying various other grounds for appeal. Both the Dutch competition authority and a selection of the affected companies, including T-Mobile Netherlands, have subsequently appealed the Court of Rotterdam’s decision. A related ruling by the European Court of Justice and the subsequent final ruling by the Dutch Trade and Industry Appeals Tribunal is not expected before mid-2010.

Czech Republic

The Czech NRA designated all three mobile operators in the Czech Republic (for example, T-Mobile Czech Republic, Telefónica O2 Czech Republic and Vodafone Czech Republic) as having significant market power in the market for mobile call termination and imposed regulatory remedies including price regulation of mobile termination charges. The fourth mobile operator in the Czech Republic, MobilKom, a.s., launched mobile voice services over its CDMA network in June 2008.

The Czech Telecommunication Office published on January 5, 2009 a set of new price decisions regarding the mobile termination rates for T-Mobile Czech Republic, Telefónica O2 Czech Republic and Vodafone Czech Republic. The regulation is the same for all three MNOs and will be implemented using a price schedule with a glidepath. The termination rate ceilings are set out as follows: from February 1, 2009 until June 30, 2009 the mobile termination rate should not exceed CZK 2.65/min. (EUR 0.10); from July 1, 2009 until December 31, 2009 the mobile termination rate should not exceed CZK 2.35/min. (EUR 0.09); from January 1, 2010 the mobile termination rate should not exceed CZK 1.96/min. (EUR 0.08).

A draft of a new Act regulating electronic communications in the Czech Republic is being prepared. The aim is the introduction of changes to frequency spectrum management. In addition there is a risk of possible extension of regulation of interconnection also on access. This one change would introduce a general obligation to negotiate all types of access, including MVNO and Service Provider, regadless of the competitive situation in the market.

Austria

Based on its findings concerning the mobile termination market of each Austrian mobile network operator on October 27, 2004, the NRA imposed a glidepath for the reduction of mobile termination rates in December 2005. After the annullment of this decision by the Austrian Highest Administrative Court, on October 15, 2007, the Austrian NRA confirmed the glidepath for 2006 and decided that, beginning in 2007, the mobile termination rates of the mobile network operators have to be reduced between EUR 0.01214 per minute and EUR 0.0205 (for Hutchison) per minute every six months until a target value of EUR 0.0572 per minute is reached by the end of 2008.

The decisions of October 15, 2007 and subsequent decisions of October 29, 2007, were appealed to the Highest Administrative Court by the Austrian mobile network operators.

In June 2008, the Highest Administrative Court in Austria annulled the decisions again because the NRA imposed retroactive remedies, which are not in accordance with ex-ante regulation. Remedies can only be imposed for future periods. For the time being, mobile termination rate proceedings are ongoing. A decision is expected by April 2009.The pending market analyses procedure regarding mobile termination rates is also expected to be finalized by April 2009. In this market analyses procedure, a new target level for the glidepath is contained. Based on an expert opinion from the NRA the network costs of the MNOs in Austria will further decrease to levels significantly below EUR 0.0572 per minute. Therefore a new and lower target value for the glidepath is likely.

Hungary

On October 2, 2006, the Hungarian NRA issued its second market analyses decision regarding the mobile voice termination market. According to this decision, the NRA designated T-Mobile Hungary, Vodafone and Pannon GSM as having significant market power, amended the obligations set out in its 2005 decision and stated that it planned to further reduce mobile termination rates. All three mobile operators filed suit against this decision. The court of first instance rejected all claims and the decision is being appealed. The procedure is still pending.

On December 20, 2006, the NRA delivered its decision on mobile termination fees applicable from February 2, 2007. The rates are identical to those forecast in the 2006 market analyses decision and resulted in a decrease in termination rates in 2007 and 2008, with an additional decrease in 2009. Each of the decisions of the Hungarian NRA to decrease termination rates has been challenged by T-Mobile Hungary and the other mobile operators have challenged their respective decisions as well. These cases have been suspended pending a decision in the case on appeal described above.

The NRA published a new market analyses decision for public consultation in October 2008 which took effect on January 1, 2009. The decision proposes the continued gradual reduction of termination rates in 2010 and 2011. On January 5, 2009 Magyar Telekom filed suit against this decision.

On November 8, 2007, Magyar Telekom signed a renewed concession contract on the basis of which the duration of the 900 MHz frequency usage right was extended until May 4, 2016. Magyar Telekom and T-Mobile Hungary paid approximately EUR 39 million for the 900 MHz license extension and committed to a EUR 78 million mobile broadband investment obligation in underdeveloped regions of the country.

On October 22, 2008, the National Communications Authority issued a tender on 450 MHz frequency and on the available fourth license pack. The process is expected to be finalized in the first quarter of 2009. Using the 450 MHz spectrum block frequency and the CDMA2000 technology the new operator would be able to provide both voice and wireless broadband services mainly on rural areas (smaller cities, villages). These offers would have impact not only on the mobile, but on the fixed broadband market as well. Using the fourth license the new operator would be able to provide full-scale mobile communications services impacting our mobile business significantly. Magyar Telekom (and the two other mobile incumbents) are excluded from the 450MHz and fourth license tenders.

Slovakia

Consultation on the second round of market analyses concerning call termination rates in Slovak mobile networks commenced on October 29, 2008, and is expected to result in the obligation that mobile operators determine their rates under a historical cost methodology to be specified by the regulator. We expect that the regulator will impose mandatory reductions of rates during 2009. Termination rate reductions will have negative effects on T-Mobile Slovensko’s revenues.

The Slovak NRA also imposed on T-Mobile Slovensko obligations of transparency, non-discrimination, accounting separation and network access. Continuation of these four obligations has been proposed by the second round consultation paper, and therefore will likely be confirmed by the second round binding decision.

Since April 1, 2008, Slovak operators are under the duty to implement data retention facilities in line with the E.U. Data Retention Directive and national implementing provisions. The implementation of relevant facilities at T-Mobile Slovenskohas been completed. The law does not provide for a possibility of compensation of costs borne by operators for implementation and support of data retention facilities. Therefore, each operator bears all of its implementation costs.

Slovak Telekom, the designated provider of a set of minimum fixed telecom services for disadvantaged social groups and of telecom services of general public interest such as public payphones and directory services, lodged with the NRA a request for compensation of costs of the universal service provision for 2005 and 2006 (“net loss”). The final decision by the regulator on Slovak Telekom’s application for the reimbursement of costs is expected to be adopted in the second quarter of 2009 at the earliest.

Poland

In July 2006, three mobile operators in Poland, including PTC, were designated as having significant market power in the call termination market and, as a result, regulatory obligations relating to provision of access, non-discrimination, transparency and cost orientation were imposed on them. These three mobile operators appealed the decisions of the Polish NRA and the claims are still pending. In January 2007, the Polish NRA initiated a proceeding in order to assess the charges applied by the operators and requested additional cost information in January 2007. Based on a glide path imposed by a decision dated April 27, 2007, new mobile termination rates were effective immediately: EUR 0.106 per minute from May 2007 until April 2008, EUR 0.89 per minute from May 2008 until April 2009, EUR 0.73 per minute from May 2009 until April 2010 and EUR 0.57 per minute from May 2010. The decision was based on best current practice consisting of mobile termination rates from Sweden, Finland and Cyprus. PTC appealed the NRA decision, but this appeal was denied at the administrative level. As a result, PTC has brought a further legal challenge in the Polish courts. This litigation is pending.

In August 2008, the Polish NRA started a procedure to revise the imposed price schedule and to accelerate the reduction. Without prior consultation with the operators and notification to the European Commission, in October 2008, the Polish NRA issued three decisions reducing mobile termination rates to 21.62 groszy (EUR 0.054) as of January 1, 2009, and to 16.77 groszy (EUR 0.042) starting July 1, 2009. PTC appealed the NRA decision.

Tele2 requested to be admitted as a MVNO to PTC’s network. As a commercial agreement could not be reached, Tele2 approached the Polish NRA, which initiated an administrative proceeding against PTC in May 2006. This proceeding is still pending. PTC claims that such a proceeding is contrary to the European legal framework and, in July 2006, submitted a complaint on infringement of E.U. Law to the European Commission. The European Commission expressed the same opinion and requested the NRA to analyze the relevant market prior to imposing any access obligation in favor of Tele2. As the NRA has completed it’s market analyses and concluded that no operators have significant market power in this market, in December 2008 they initiated the consultation process of a decision rejecting Tele2 motion to be granted MVNO access to PTC network.

In February 2008, the Polish NRA started consultation of a draft decision designating PTC as having significant market power on the market of call termination in the public fixed telecommunications network. PTC offers a quasi-fixed telecommunications service. The SMP decision, issued in November 2008, is imposing on PTC the obligations to grant access to competitors, non-discrimination and transparency. (PTC has to publish the information about access within 3 months). No price control is envisaged.

Other European operations

Croatia
The new Electronic Communications Act entered into force on July 1, 2008, which is fully harmonized with the current E.U. Regulatory Framework. The Croatian NRA determined relevant markets and started either a market analyses or three-criteria test analyses. T-Mobile Croatia was obliged to deliver data for two relevant market analyses (wholesale broadband access and voice call termination on individual mobile networks) and for the purpose of three-criteria test analyses, information relating to two additional markets (public voice service in mobile networks and access and call origination on public mobile telephone networks). It is expected that these analyses will be concluded in the first half of 2009.

The official procedure for the amendment of T-Mobile Croatia’s current reference access and interconnection offers was initiated at the end of December 2008 by the NRA. National call termination rates, SMS termination rates and origination rates for voice and non-voice value added services are included in the reference access and interconnection offer, and, therefore, cannot be changed without NRA approval. On February 3, 2009 the NRA issued an administrative order imposing new lowered mobile termination rates on T-Mobile Croatia. The NRA did not specify the date when new prices shall be applied.

As long as new market analyses are still pending, designations of significant market power in the interconnection market and in the market for public voice service in mobile networks and related obligations based on the old Telecommunications Act are still applicable on T-Mobile Croatia. On September 10, 2007, T-Mobile Croatia filed a suit before the Administrative Court of the Republic of Croatia in Zagreb against the regulator’s decision relating to the change of call origination rates for value added services in the reference interconnection offer. This proceeding is still pending. Additionally, on April 24, 2006, T-Mobile Croatia filed a suit before the Administrative Court of the Republic of Croatia in Zagreb against the NRA’s prior decision regarding the reference interconnection offer. This proceeding is also pending.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Network Infrastructure

As a result of substantial investments in telecommunications and cable networks since the early 1990s, Broadband/Fixed Network believes that its fixed-line network in Germany is one of the most technologically advanced networks in the world, with full-digital switching and nearly 100% digital transmission capability. Advanced VDSL, ADSL2+ and WDM technologies are incorporated in this network, which not only provide higher bandwidth for the customer, but also improved network management and network reliability.

During 2008, Broadband/Fixed Network continued to expand its use of NGN enabling high-speed access and transmission network technologies. In particular, Broadband/Fixed Network plans to continue to increase incorporating ADSL2+ technology and VDSL technology in-line with the demands of its customers and in conjunction with its ongoing broadband strategy. Moreover, in addition to its announced efforts to increase broadband access speeds, Broadband/Fixed Network intends to continue to increase the use of innovative technologies like Outdoor DSLAM and Gigabit Ethernet to provide IPTV and high-speed access at speeds up to 50 Mbit/s. NGN technologies increase the efficiency of, and potential to, offer new services using the existing network.

As of December 31, 2008, Broadband/Fixed Network’s PSTN in Germany consisted of approximately 7,900 local exchanges connected by a long-distance transmission network. Broadband/Fixed Network’s IP platform, the basis for various services offered to individual customers (especially access to the Internet) and business customers (e.g., VPNs and connection of servers to the World Wide Web), consisted of numerous locations with high performance router technology.

The following table provides information on the length of the copper and fiber-optic cables contained in Broadband/Fixed Network’s access and transmission networks in Germany at December 31, 2008, and each of the two prior years:

Length in km
Year	Copper Cable	Fiber-Optic Cable
2006	1.485 million	0.216 million
2007	1.491 million	0.231 million
2008	1.495 million	0.242 million

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

Computing Services & Solutions (CSS)

CSS possesses the server equipment, software tools and expertise employed in the operation of the computer network infrastructure described above. As of December 31, 2008, CSS’ global mainframe systems performance had a combined total computing power of more than 95,000 millions of instructions per second (MIPS).

T-Systems’ mainframe computing equipment in Germany and Switzerland (more than 70% of T-Systems’ total worldwide computing power) is based on a leasing contract with IBM. T-Systems only purchases the computing capacity actually required, according to a flexible, demand-driven business agreement. In addition to these mainframe systems, as of December 31, 2008, a total of approximately 56,000 servers (most of which are owned by T-Systems) were operated worldwide, in particular in Europe.

Mobile Network Infrastructure

At December 31, 2008, the network infrastructure of our mobile telecommunications business consisted of approximately 85,700 base station cells in Europe compared with 87,515 base station cells at December 31, 2007. The decline is primarily due to the sale of base station cell sites in The Netherlands in 2008 in the course of the integration of Orange Nederland. In the United States, the network infrastructure consisted of approximately 58,300 base station cells compared with approximately 37,940 base station cells at December 31, 2007. The increase in base station cells in the US in 2008 is primarily due to the build out of the 3G network, the acquisition of SunCom Wireless (which added approximately 2,500 cell sites to our network), and continued improvements in the 2G network. By the end of 2008, T-Mobile USA’s 3G network covered 107 million people.

Real Estate

Our German real estate portfolio consists of approximately 9,600 properties, which comprise a total site area of approximately 29.0 million square meters. The total net floor space of these properties is approximately 9.1 million square meters. In addition, we have leased from third parties approximately 4.1 million square meters. Most of this area is used for telecommunications installations, research centers, service outlets, computer centers and offices. Area and sites used for our radio transmission facilities are not itemized in square meters and therefore are not included in the total real estate portfolio figures above.

We manage and service our German real estate portfolio through various subsidiaries and service providers, including Corpus Sireo as Asset Manager. On October 1, 2008, we sold our subsidiary DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH to STRABAG SE, which still acts as service provider for certain parts of our real estate portfolio. In addition, we implemented the Deutsche Telekom Group Facility Management to manage our real estate services and provide our operating segments and subsidiaries in Germany with lettable floor space.

The real estate portfolio of our consolidated Group had a book value of EUR 8,985 million at December 31, 2008, including radio transmission properties and real estate assets of our foreign subsidiaries. Approximately 64% of this amount (EUR 5,763 million) relates to properties held directly by Deutsche Telekom AG on an unconsolidated basis. The remaining 36% is mostly held through our mobile communications operating segments, Mobile Communications Europe and Mobile Communications USA, and our Central and Eastern European subsidiaries. About 79% of the real estate portfolio is located in Germany, approximately 13% is located in Europe (excluding Germany) and approximately 7% is located in the United States.

To improve operational efficiencies, and to dispose of non-core assets, we have continued to monetize certain of our real estate assets. In 2008, we entered into agreements for the sale of properties in the aggregate amount of EUR 72.7 million. Of the EUR 77.5 million in proceeds we received in 2008, EUR 54.4 million related to properties transferred in 2008 and EUR 23.2 million related to transactions in 2007 and prior years. The properties we sold in 2008 comprised approximately 1.1 million square meters of land area and approximately 0.2 million square meters of net floor space. We leased back a relatively small portion of these properties. Although we will incur rent expense related to the leased-back properties, we will achieve a reduction in interest payments and other costs related to the properties sold. In 2009, we intend to continue to review our portfolio and dispose of non-core assets.

Our radio transmission sites in Germany, including towers, masts and rooftops, are owned or leased by various subsidiaries. Our subsidiaries manage these radio transmission sites and the related technical infrastructure facilities to provide antenna space for T-Mobile and T-Home in Germany. These subsidiaries also offer these services to third-party radio-network operators. Our subsidiaries currently manage approximately 25,700 radio transmission sites, of which approximately 3,200 are located on Deutsche Telekom AG property. Approximately 23,100 of these transmission sites are owned by our subsidiaries, whereas the remaining 2,600 are owned by third-parties.

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

Statement on business development in 2008

    In 2008, net revenues decreased by 1.4% compared with 2007. Exchange rate effects amounting to EUR 1.3 billion, primarily from the translation of U.S. dollars and British pound sterling into euros, had a negative impact on revenue. A decline in net revenues at our Broadband/Fixed Network and Business Customers operating segments contributed to this overall decline. The decrease in our Broadband/Fixed Network operating segment is a result of continuing decreases in the number of access lines, growth in the popularity of Complete packages with flat rate tariff components, and falling charges for usage-based products. The decrease in revenues in the Business Customers operating segment was due to changes in the composition of the Group, primarily the divestiture of T-Systems Media & Broadcast, and the decline in prices and volumes. Our Mobile Communications USA operating segment recorded an increase in net revenues, mainly as a result of the acquisition of SunCom in February 2008 and customer growth.

    Despite the decline in revenues of EUR 0.9 billion and impairments on associated companies of EUR 0.5 billion in 2008, net profit increased to EUR 1.5 billion in 2008, an increase of EUR 0.9 billion compared to 2007. This resulted primarily from a decline in personnel expenses, including restructuring costs, of EUR 1.3 billion in 2008 compared to 2007, as well as lower depreciation, amortization and impairment losses of EUR 0.6 billion, and an increase in other operating income by EUR 0.3 billion.

    Our Board of Management and Supervisory Board are proposing a dividend of EUR 0.78 for each Deutsche Telekom AG share carrying dividend rights.  This proposal is subject to approval by our shareholders at the 2008 Annual General Meeting of Shareholders scheduled for April 30, 2009.

    Our long-term aim is to become a leader for connected life and work. We are positioning our Company to take advantage of growth areas and focus on the following major trends in the marketplace:

•	the digitization of most aspects of life;

•	the fragmentation of the living and working environment;

•	the personalization of products and services;

•	growing mobility;

•	increasing globalization; and

•	cross-border value creation.

    We are acting on these trends and focusing our investments on the infrastructure of the next generation, developing and marketing innovative products and services, systematically positioning our Company as a premier service company, and capitalizing on opportunities for growth abroad.

    With our "focus, fix and grow" strategy, we will continue to pursue four strategic areas in 2009:

•	Improve competitiveness in Germany and in Central and Eastern Europe

•	Grow abroad with mobile communications

•	Mobilize the Internet

•	Roll out network-centric ICT

Improve competitiveness

    We are responding to the continuing intense competitive pressure in Germany and our Central and Eastern European markets. In 2008, for example, we reinforced our position in the German DSL market, with the total number of DSL lines rising to 13.3 million, an increase of 6.4 % compared to 2007. This positive development is the result of the targeted expansion of the broadband infrastructure, the introduction of innovative products, and improved customer service. This focus will continue in 2009. In the fixed-network, we are providing a growing number of towns and cities with access to VDSL and ADSL2+ network infrastructure. Cooperative projects were arranged with around 300 municipalities in Germany for DSL expansion in 2008. This was in addition to 100 municipalities where broadband supply could be realized without the support of local authorities.  Our high-performance broadband infrastructure is the basis for products such as Entertain, which is marketed by T-Home.

    Improving customer service at all points of customer contact is a core component of our strategy to improve competitiveness. To meet increasing service demands efficiently and in line with customers' needs, we are also modernizing and consolidating our call center operations to 33 locations.

    We are also continuing to improve our mobile communications networks (GPRS/ EDGE, as well as UMTS/HSDPA and HSUPA) and have concluded the world's first successful tests of the LTE (Long Term Evolution) technology as part of the Next Generation Mobile Network (NGMN) alliance.

    On the cost side, we are continuing to work on aligning our structures. The Save for Service cost-cutting program launched in 2006 is running successfully. Our target for achieving long-term savings continues to be no less than EUR 4.7 billion a year through 2010. At the end of 2008, annual savings totaled approximately EUR 4 billion.

Grow abroad with mobile communications

    Our mobile communications business outside Germany is a major growth driver. Last year, we expanded our share of international revenue through organic and inorganic growth, especially in the United States and Central and Eastern Europe. T-Mobile USA had a total of 32.8 million customers at year-end, a net increase of 4.1 million new customers (including 1.1 million SunCom customers) as compared to 2007. The acquisition of SunCom Wireless in early 2008 also enabled T-Mobile USA to broaden its customer base and extend its mobile coverage. This development was also facilitated by the roll-out of new products and services. For instance, in October 2008, T-Mobile USA launched the T-Mobile G1, the world's first mobile device based on the Android operating system. T-Mobile USA will continue investments in the mobile broadband network and plans to nearly double its 3G network coverage. In Southeastern Europe, we have become stronger especially through our investment in OTE, which will give us a strong position in the Greek market, as well as in other fast-growing Southeastern European mobile markets.

Mobilize the Internet

    Mobile data use became increasingly popular in 2008, with a growing number of people accessing the Internet on mobile devices with regularity and growing intensity. We are helping to shape this trend through a mix of high-performance infrastructure, attractive prices, and innovative handsets such as the iPhone 3G and the Android-based T-Mobile G1. T-Mobile successfully rolled out the iPhone 3G in Germany, Austria, the Netherlands, and other markets in Eastern and SouthernEurope from July 2008, a move that has enabled it to attract new customers. The first Android-based mobile device in the world, the T-Mobile G1, was launched exclusively by T-Mobile in the United States and the United Kingdom at the end of October 2008 and was rolled out in Germany and other core European markets starting in February 2009. Furthermore, rising sales of reduced-price laptops that feature a T-Mobile mobile broadband Internet contract have helped increase revenue from mobile data communications. In addition to the iPhone and the T-Mobile G1, we provide a simple, attractive opportunity to access the Internet from mobile devices with web’n’walk. The number of web’n’walk customers in our five Western European companies rose by 65% in 2008 to 5.3 million.

Roll out network-centric ICT

    In our Business Customers operating segment, the trend toward convergence of IT, telecommunications services, and applications to create a standard ICT environment continues. T-Systems identified this trend early on and strategically focused on providing network-centric ICT services. Large international outsourcing contracts with Siemens, the South African insurer Old Mutual Group, Alcatel Lucent, and the Finnish paper corporation Stora Enso, as well as Royal Dutch Shell, are examples of this strategy's success. As part of the realignment of our Business Customers segment, T-Systems will focus in the future on the ICT solutions business with its national and international systems solutions customers, while the 160,000 business customers will be  served by the T-Home business unit of Broadband/Fixed Network. This realignment will enable T-Systems to benefit from its internationally acquired ICT expertise, which is based on capabilities for integrated production of IT and telecommunications in ICT operations, and also on diverse industry expertise in the field of systems integration. In March 2008, T-Systems entered into a global service alliance for systems integration with U.S.-based Cognizant, whereby the two companies are consolidating their consulting business with offshore capacity primarily in Asia.

    Our strategies may, of course, be adapted and modified to respond to opportunities and changing conditions. As disclosed in past years, we may embark on capital expenditure programs and pursue acquisitions, joint ventures or full or partial dispositions or combinations of businesses where we perceive opportunity for profitable growth, cost savings or other benefits for our Group. Transactions may be conducted using newly issued shares of Deutsche Telekom or shares of affiliates, cash or a combination of cash and shares, and may individually or in the aggregate be material to our financial and business condition or results of operations. As a result, they may affect the trading prices of our securities. As in the past, discussions with third parties in this regard may be commenced, on-going or discontinued at any time or from time to time.

Outlook(1)

Market expectations

    The forecasted economic difficulties in German and international markets may force companies around the world to intensify cost-cutting measures, which may have an impact on our business with corporate and business customers in the areas of telecommunications and information technology. While there are currently no indications that retail customers in Europe are reducing their telecommunications spending to a noticeable extent, it is not possible to rule out any impact of the economic crisis on the mobile communications markets in the United States. Our main sales markets are expected to continue to be marked by intense competition and a continuing decline in prices.

Deutsche Telekom is well-positioned

    We plan to consistently pursue our strategic action areas – improving competitiveness, growing abroad with mobile communications, mobilizing the Internet and rolling out network-centric ICT – to achieve our long term goal of becoming a global leader in connected life and work. On February 26, 2009, we announced certain organizational changes and related changes to our Board of Management. For more information, see “Item 4. Information on the Company—Organizational Structure” and “Item 6. Directors, Senior Management and Employees—Management Board—Changes to the Management Board.”

    Despite the turbulence in the financial markets, we covered some of our 2009 funding requirements by issuing a EUR 2 billion tranche of bonds and placing a promissory note totaling EUR 0.2 billion at the beginning of 2009. We believe that our existing cash and cash equivalents, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2009. Should the bond markets, contrary to expectations, not be able to manage any further issues in the course of this year, we believe that our currently anticipated funding requirements can be covered using the existing cash and cash equivalents and available credit lines.

    We plan to support the achievement of our financial goals of a sustained, strong level of cash flows and the ability to pay an attractive dividend through the continued implementation of cost-cutting measures. Where this requires adjustment of the personnel structure, the necessary staff reductions will be primarily implemented using socially responsible and voluntary instruments such as partial and early retirement arrangements and severance and voluntary redundancy payments.

    In addition, where it makes sense as part of the continued internationalization strategy, consolidation may also be an option in markets where we already have a presence. Investments outside these markets are also a possibility to leverage international economies of scale and synergies.

Mobile Communications Europe

    We expect customer numbers to continue growing in the Mobile Communications Europe operating segment, however, the rates of growth will be significantly lower than in past years. A key growth driver is the range of innovative data services, especially an enhanced web’n’walk offering with new mobile devices and attractive rate plans. The investment in OTE added more mobile growth markets in Southeastern Europe to our existing footprint and will provide additional potential for increasing revenue, profit, and the customer base.

    We expect the Mobile Communications Europe operating segment to experience overall positive revenue and profit trends. However, regulatory decisions may affect these trends, and exchange rate risks may negatively affect revenue and profit when translated into euros. This development in profits will be supported by savings initiatives. For instance, in the United Kingdom, T-Mobile UK and its competitor 3 UK have started to share their UMTS networks to cut costs and provide a larger proportion of the population with 3G mobile services.

    The key areas of capital expenditures in Europe will be improvements in GSM network quality and the further roll-out of the UMTS networks. T-Mobile was the world’s first network operator to successfully test the LTE technical standard, one of the possible technologies for mobile communications networks of the future.

Mobile Communications USA

    Absent further deterioration in the U.S. economy, our U.S. mobile communications business is expected to be positively influenced primarily by growth in non-voice services and further customer additions, albeit at a slower rate than in the past. We expect that the positive revenue and profit trends in mobile communications will continue in the U.S. However, regulatory decisions may affect these expected trends and exchange rate risks may negatively affect revenues and profits when translated into euros. Mobile Communications USA will continue to focus capital expenditures on the enhancement of network quality and coverage, as well as the continued build-out of 3G mobile communications networks.

Broadband/Fixed Network

    We will defend our market leadership in the broadband and fixed-network business in Germany, even though our traditional access business will continue to suffer competition-driven losses of market share. We are countering these losses with our quality and service campaign, which will again focus the Broadband/Fixed Network operating segment in 2009 on safeguarding and defending its core voice and access business, and augmenting broadband market leadership. In addition, we are focusing on addressing growth areas with new products, such as innovative IP connections for consumers that will offer customers additional functionality, including video telephony. One of the key issues in 2009 will be the further development of the German retail market with Entertain. This is to be done through a combination of the continued roll-out of the VDSL network and attractive content, together with a package that includes television via DSL and a telephone line, each with a flat rate. Another important objective will be the agreement with the Central Works Council on modernizing and consolidating the German service centers. The Broadband/Fixed Network operating segment plans to generate additional savings under the Save for Service program. Against this background, we expect the negative revenue and earnings trends in the Broadband/Fixed Network operating segment to slow in the medium term even without considering the first-time consolidation of OTE’s fixed-network business. We are continuing to invest in our high-speed network infrastructure in 2009. The focus will be on increasing broadband coverage in rural regions. Other investments in the performance of the existing IP network infrastructure are also planned.

Business Customers

    T-Systems now focuses on the ICT services growth market with solutions for corporate customers. Since January 1, 2009, the Broadband/Fixed Network operating segment has been serving our other business customers, which total around 160,000. Drawing on a global infrastructure of data centers and networks, T-Systems now operates the information and communications technology for some 400 corporate customers, including multinational corporations, as well as public sector and public health institutions. Outside Germany, companies' increasing globalization is translating into growing demand in the international ICT market.
The cost-cutting measures at T-Systems had a positive effect in the past financial year and these measures will continue in 2009. For this operating segment we expect a similar revenue development and improved earnings development in 2009 compared to 2008.

Group Headquarters and Shared Services

    Results in the Group Headquarters and Shared Services operating segment will be negatively affected primarily by the performance of Vivento, mainly as a result of the measures for securing employment opportunities for civil servants and salaried employees, especially in the public sector. The improvement and centralization of functions aimed at achieving efficiency gains for the Group will also put pressure on the results of Group Headquarters and Shared Services.

(1) This Outlook discussion contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “expect,” “anticipate,” “believe,” “intend,” “may,” “could,” “estimate,” “aim,” “goal,” “plan,” “project,” “should,” “will,” “seek,” “outlook” or similar expressions generally identify forward-looking statements. These forward-looking statements include statements with regard to the expected development of revenue, earnings, operating profitability and personnel related measures and reductions. You should consider forward-looking statements with caution. They are subject to risks and uncertainties, most of which are difficult to predict and are often beyond our control. The risks and uncertainties include those described in the sections “Forward-Looking Statements” and “Risk Factors” of this Annual Report. Please read those sections when considering this Outlook discussion. Among the other relevant factors that might influence our ability to achieve our objectives are: the progress of our workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations, and cost-saving initiatives. In addition, stronger than expected competition, technological change, legal proceedings and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, the economic downturn in Europe or North America, and changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance may materially differ from the performance expressed or implied by such statements. We can offer no assurance that our estimates or expectations will be achieved. We do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

General statement on the business development in the Group

    In view of the expected market situation in the individual operating segments, we aim to achieve positive results for the entire Group.

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

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the fair value less costs to sell may include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include ARPU, subscriber acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

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

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets and the reduction will be recognized in profit or loss or directly in equity.

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

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents information concerning our consolidated income statements for the periods indicated:

	For the years ended December 31,
	2008	2007 (1)	2006 (1)
	(millions of €)
Net revenues	61,666	62,516	61,347
Cost of sales	(34,592)	(35,337)	(34,755)
Gross profit	27,074	27,179	26,592
Selling expenses	(15,952)	(16,644)	(16,410)
General and administrative expenses	(4,821)	(5,133)	(5,264)
Other operating income	1,971	1,645	1,257
Other operating expenses	(1,232)	(1,761)	(888)
Profit from operations	7,040	5,286	5,287
Finance costs	(2,487)	(2,514)	(2,540)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(388)	55	32
Other financial income (expense)	(713)	(374)	(167)
Loss from financial activities	(3,588)	(2,833)	(2,675)
Profit before income taxes	3,452	2,453	2,612
Income taxes	(1,428)	(1,373)	970
Profit after income taxes	2,024	1,080	3,582
Profit attributable to minority interests	541	509	409
Net profit (profit attributable to equity holders of the parent)	1,483	571	3,173

(1) Corresponding amounts from prior years adjusted due to adoption of IFRIC 12. For further information see “Consolidated financial statements - Accounting policies” contained elsewhere in this Report.

Net Revenues (Revenues from customers outside of the Deutsche Telekom Group)

In 2008, our net revenues decreased by EUR 850 million, or 1.4%, to EUR 61,666 million, compared with 2007. Our net revenues were affected by negative exchange rate effects (EUR 1,308 million), primarily from the translation of U.S. dollars and pound sterling into euros. This decrease was partially offset by changes in the composition of the Group and customer growth in the mobile communications business. Net revenues at the Mobile Communications USA operating segment were EUR 14,942 million in 2008, an increase of EUR 892 million, or 6.3%, compared with 2007. Net revenues at our Mobile Communications Europe operating segment were EUR 19,978 million in 2008, a decrease of EUR 22 million, or 0.1%, compared with 2007. The acquisition of SunCom Wireless contributed EUR 462 million to net revenues in 2008. Our net revenues were also affected by decreases in our Broadband/Fixed Network operating segment (EUR 1,381 million, or 7.2%, as compared with 2007) as a result of continuing decreases in the number of access lines, growth in the popularity of Complete packages with flat rate tariff components, and falling charges for usage-based products. Those decreases could not be fully offset by increased net revenues from growth in the number of DSL lines and unbundled local loop lines. Our net revenues were also negatively affected by decreases in the Business Customers operating segment (EUR 515 million, or 5.7%, as compared with 2007). Media & Broadcast was sold in January 2008 and contributed EUR 399 million to revenues in 2007.

In 2007, our net revenues increased by EUR 1,169 million, or 1.9%, to EUR 62,516 million, compared with 2006. This increase was primarily due to changes in the composition of the Group, mainly due to the full-year consolidation of PTC, the full-year consolidation of gedas, and the consolidation of Orange Nederland as of October 1, 2007. In addition, customer growth at the Mobile Communications USA operating segment and T-Mobile UK contributed to the increase. The increase was partly offset by negative exchange rate effects (EUR 1,049 million) primarily from the translation of U.S. dollars into euros, and from a decrease in revenues from the Broadband/Fixed Network operating segment (EUR 1,294 million, or 6.4%) and the Business Customers operating segment (EUR 330 million, or 3.5%).

              For more information on our net revenue development and trends, see “—Segment Analysis.”

Cost of Sales

Our cost of sales comprises the aggregate cost of products and services delivered. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, such as depreciation and amortization.

Our cost of sales decreased by EUR 745 million, or 2.1%, in 2008 to EUR 34,592 million, compared with EUR 35,337 million in 2007. This decrease was due in part to exchange rate effects of EUR 756 million, caused primarily by the strengthening of the euro against the U.S. dollar and to a lesser extent the pound sterling. Cost of sales at the Mobile Communications USA operating segment increased by EUR 473 million, or 6.7%, in 2008 to EUR 7,582 million, compared with EUR 7,109 million in 2007. The 14% increase in cost of sales in U.S. dollars, resulting from increases in customer numbers and the consolidation of SunCom Wireless in the first quarter of 2008, was offset in part by exchange rate effects upon conversion into euros. Cost of sales at our Mobile Communications Europe operating segment decreased from EUR 12,718 million by EUR 368 million or 2.9% to EUR 12,350 million. Cost of sales at our Broadband/Fixed Network operating segment decreased due to the decline in revenues, as well as decreased personnel costs resulting from a decrease in restructuring costs, and the sale of T-Online France and T-Online Spain in 2007. Due primarily to the disposal of Media & Broadcast on January 1, 2008, and introduction of cost reduction measures, cost of sales in the Business Customers operating segment decreased by EUR 953 million in 2008 compared with 2007.

Cost of sales increased by EUR 582 million, or 1.7%, in 2007 to EUR 35,337 million, compared with EUR 34,755 million in 2006. In addition to customer growth at T-Mobile UK and T-Mobile USA, changes in the composition of the Group contributed to this increase, mainly due to the full-year consolidation of PTC. Higher expenses for interconnection as a result of increased traffic to third-party networks, mainly due to the new Flext rate plan at T-Mobile UK, also contributed to the increased cost of sales. This increase was partly offset by negative exchange rate effects resulting primarily from the translation of U.S. dollars into euros. Cost of sales decreased at Broadband/Fixed Network and Business Customers in relation to the decrease in revenues.

Selling Expenses

Our selling expenses include all expenses for activities that do not directly increase the value of our products or services, but help to secure sales. Selling costs generally include all expenses relating to the sales (e.g., commissions), advertising and marketing departments and other sales promotion activities.

Selling expenses decreased by EUR 692 million, or 4.2%, in 2008 compared to 2007. This decrease was due in part to exchange rate effects of EUR 443 million, caused primarily by the strengthening of the euro against the U.S. dollar and to a lesser extent the pound sterling. Selling expenses at our Mobile Communications USA operating segment increased by EUR 132 million, or 3.0%, in 2008 to EUR 4,513 million, compared with EUR 4,381 million in 2007. The 10.0% increase in cost of sales in U.S. dollars, resulting from gross customer additions in 2008 and the consolidation of SunCom Wireless in the first quarter of 2008, was partially offset by exchange rate effects upon conversion into euros. Selling expenses at our Mobile Communications Europe operating segment increased by EUR 7 million, or 0.1%, in 2008 to EUR 4,862 million, compared with EUR 4,855 million in 2007, primarily as a result of the acquisition of Orange Nederland in the fourth quarter of 2007. That increase was partially offset by exchange rate effects, primarily the strengthening of the euro against the pound sterling. Selling expenses also decreased in our Broadband/Fixed Network operating segment as a result of the disposition of T-Online France and T-Online Spain in 2007, as well as reduction of personnel expenses and external services. Selling expenses at our Business Customers operating segment increased by EUR 95 million to EUR 1,680 million in 2008 compared with EUR 1,585 million in 2007.

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

General and administrative expenses decreased by EUR 312 million, or 6.1% in 2008, compared to 2007. This decrease is mainly due to a decrease in expenses incurred in connection with staff-related measures at the Group Headquarters and Shared Services operating segment. General and administrative expenses decreased in our Mobile Communications Europe and Broadband/Fixed Network operating segments, offset in part by an increase at our Mobile Communications USA operating segment, primarily due to the acquisition of SunCom, and an increase at our Business Customers operating segment

General and administrative expenses decreased by EUR 131 million, or 2.5%, in 2007, compared to 2006. The decrease in general and administrative expenses was primarily due to a decrease in expenses in connection with staff-related measures at Group Headquarters and Shared Services and in the Business Customers and Broadband/Fixed Network operating segments. Offsetting effects mainly resulted from changes in the composition of the Group and increases of general and administrative expenses at the Mobile Communications USA operating segment.

Other Operating Income

Other operating income consists of reversals of provisions (if not allocated to functional costs), income from transfer of costs and gains from disposals. Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

Other operating income increased by EUR 326 million to EUR 1,971 million compared with 2007, mainly as a result of the gain on the disposal of Media & Broadcast (EUR 500 million) in the first quarter of 2008. Comparable, although slightly lower, gains were recorded in 2007 from the disposals of T-Online France and T-Online Spain. Additional income was also recorded in 2008 from the sale of an asset (EUR 0.1 billion) and from the reclassification of real estate assets held for sale to non-current assets (EUR 0.1 billion).

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

Other operating expenses decreased by EUR 529 million in 2008 compared to 2007. In 2008, goodwill from impairment losses amounted to an aggregate of EUR 289 million, (for further information see note (21) to the notes to the consolidated financial statements) whereas in 2007 the reduction in the carrying amount of goodwill recognized amounted to EUR 327 million (at T-Mobile Netherlands, as described in detail below). In 2008, we also incurred expenses relating to the disposal of DeTe Immobilien, while in 2007 we incurred expenses in connection with the sale of call centers of Vivento Customer Services and the transfer of operations of Vivento Technical Services.

In 2007, other operating expenses increased by EUR 873 million to EUR 1,761 million, compared to 2006. This was mainly due to the reduction of the carrying amount of goodwill (EUR 327 million) at T-Mobile Netherlands and miscellaneous other operating expenses. The increase in other operating expenses was also attributable, in part, to the sale of call centers at Vivento Customer Services and the transfer of operations of Vivento Technical Services.

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

Profit from Operations

Profit from operations increased by EUR 1,754 million, or 33.2%, in 2008 compared to 2007 primairly as a result of the factors set forth above.

Profit from operations in 2007 was EUR 5,286 million and remained on the same level as 2006, primairly as a result of the factors set forth above.

The details are described in the individual items set forth above and in personnel costs, depreciation, amortization and impairment losses set forth below.

Loss from Financial Activities

The following table presents information concerning our loss from financial activities:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Finance costs
Interest income	408	261	297	56.3	(12.1)
Interest expense	(2,895)	(2,775)	(2,837)	(4.3)	2.2
	(2,487)	(2,514)	(2,540)	1.1	1.0
Share of profit of associates and joint ventures accounted for using the equity method	(388)	55	32	n.m.	n.m.
Other financial income (expense)	(713)	(374)	(167)	(90.6)	n.m.
Loss from financial activities	(3,588)	(2,833)	(2,675)	(26.7)	(5.9)

n.m.—not meaningful

Finance costs

Our finance costs remained almost unchanged in 2008 compared with 2007. Substantially lower USD interbank rates had a positive impact on non-derivative instruments and on interest rate derivatives used as part of interest rate management, affecting both interest income and interest expense. This positive effect was offset in part by an adjustment to the carrying amounts (EUR 202 million) of a number of bonds with rating-linked coupons due to a downgrade of our credit ratings by certain rating agencies.

Finance costs decreased by EUR 26 million in 2007, compared to 2006. This was primarily due to a slight reduction in the average net position of financial liabilities and liquid financial assets.

The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.1% in 2008, 6.1% in 2007 and 6.2% in 2006. The effective weighted average interest rate applicable to our outstanding indebtedness related to bank liabilities was was 5.9% in 2008, 5.7% in 2007 and 6.6% in 2006. Some of our debt instruments have provisions that could cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see “—Liquidity and Capital Resources—Capital Resources.”

Share of profit of associates and joint ventures accounted for using the equity method

The share of profit of associates and joint ventures accounted for using the equity method in 2008 decreased by EUR 443 million, compared to 2007, primarily as result of the impairment on the carrying amount of our investment in OTE (EUR 548 million), offset in part by our share of OTE’s profit recognized (EUR 107 million), subsequent to our acquisition in 2008. For further details please refer to note (23) to notes to the consolidated financial statements.

The share of profit of associates and joint ventures accounted for using the equity method in 2007 increased by EUR 23 million, compared to 2006. While the share of profit of joint ventures improved, the share of profit of associates decreased primarily as a result of the full consolidation of PTC as of November 1, 2006.

Other financial income (expense)

Other financial expense increased by EUR 339 million in 2008, as compared to 2007, due primarily to higher loss from financial instruments. The increase in loss from financial instruments is mainly due to effects from cross-currency swaps used by us to convert financial liabilities into one of the Group’s main currencies. Different trends in interest rates and liquidity of the currencies involved in these swaps contributed to the increase in other financial expense. For more information, see “—Liquidity and Capital Resources—Capital Resources.”

Other financial expense increased in 2007 as compared with 2006. In 2006, other financial expense included income from the sale of Celcom (EUR 196 million), whereas in 2007, gains of only EUR 18 million on the disposal of the remaining shares in Sireo, in particular, were realized in other financial expense.

Personnel costs

The following table provides a breakdown of the personnel costs included in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

	For the years ended December 31,
	2008	2007	2006
	(millions of €)
Wages and salaries	(11,383)	(12,609)	(13,436)
Social security contributions and expenses for pension plans and benefits:
Social security costs	(1,503)	(1,588)	(1,598)
Expenses for pension plans	(1,056)	(1,056)	(1,351)
Expenses for benefits	(136)	(134)	(157)
Personnel costs	(14,078)	(15,387)	(16,542)

In 2008, our personnel costs decreased by EUR 1,309 million, or 8.5%, to EUR 14,078 million, compared to 2007. This decrease was primarily due to lower expenses for staff-related measures including early retirement arrangements (EUR 216 million), voluntary redundancy and severance payments (EUR 824 million) as well as compensation payments and lower headcounts as a result of the restructuring program in Germany, in particular. This decline was partially offset by the effect of changes in the composition of the Group and a staff increase at T-Mobile USA.

In 2007, personnel costs declined by EUR 1,155 million to EUR 15,387 million, compared to 2006. This was mainly attributable to lower expenses for staff-related measures (EUR 1,971 million), including voluntary redundancy and severance payments (EUR 571 million) and early retirement arrangements for civil servants (EUR 1,202 million), and the continued staff restructuring program, as compared with total expenses relating to personnel reduction measures in 2006 (EUR 2,852 million). In 2006, these expenses related primarily to voluntary redundancy and severance payments (EUR 676 million) and to the early retirement arrangements for civil servants (EUR 1,800 million). In addition, provisions amounting to EUR 237 million were made for compensation payments in connection with the collective bargaining agreement relating to the Telekom Service companies. The decline was partially offset by an increase in headcount, in particular at T-Mobile USA, and, to a lesser extent, the effect of changes in the composition of the Group.

Number of employees (average for the year)

	For the years ended December 31,
	2008	2007	2006
Number of Employees
Civil servants	33,851	38,265	42,969
Non-civil servants	201,036	205,471	205,511
Deutsche Telekom Group	234,887	243,736	248,480
Trainees and student interns	10,424	10,708	10,346

The decrease in the average number of employees was primarily due to staff reductions in Germany and Eastern Europe as well as the sale of the business operations of  Media & Broadcast, Vivento Technical Services and the sale of call center sites. The overall decrease was partially offset by an increase in headcount at T-Mobile USA, as well as, the effects of changes in the composition of the Group.

Depreciation, Amortization and Impairment Losses

The following table provides a breakdown of the depreciation, amortization and impairment losses contained in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

	For the years ended December 31,
	2008	2007	2006
	(millions of €)
Amortization and impairment of intangible assets	(3,397)	(3,490)	(2,840)
of which: goodwill impairment losses	(289)	(327)	(10)
of which: amortization of mobile telecommunications licenses	(1,013)	(1,017)	(994)
Depreciation and impairment of property, plant and equipment	(7,578)	(8,121)	(8,194)
Total depreciation, amortization and impairment losses	(10,975)	(11,611)	(11,034)

Depreciation, amortization and impairment losses decreased by EUR 636 million in 2008 as compared to 2007. The EUR 93 million decrease in amortization and impairment of intangible asserts is mainly a result of lower amortization of acquired intangible assets as well as reduced impairment losses.  The decrease in depreciation and impairment of property, plant and equipment of EUR 543 million is mainly a result of lower deprecation of technical equipment as well as lower impairment of land and buildings.

The increase in depreciation, amortization and impairment losses in 2007 was mainly due to higher amortization of intangible assets attributable to the acquisition in 2006 of tele.ring and PTC in the Mobile Communications Europe operating segment. This relates primarily to the amortization of the customer base and brands totaling EUR 270 million. In addition, the carrying amount of the goodwill of T-Mobile Netherlands (formerly Ben Nederland) was reduced by EUR 327 million in 2007. The increase in 2007 was partly offset by a decrease in depreciation of property, plant, and equipment (EUR 73 million) as compared with 2006, mainly as a result of lower depreciation of technical equipment and machinery.

For more information relating to our intangible assets, see note (21) to notes to the consolidated financial statements.

The following table provides a breakdown of impairment losses:

	For the years ended December 31,
	2008	2007	2006
	(millions of €)
Intangible assets	(340)	(378)	(123)
of which: goodwill	(289)	(327)	(10)
of which: U.S. mobile telecommunications licenses	(21)	(9)	(33)
Property, plant and equipment	(140)	(300)	(287)
of which: land and buildings	(123)	(238)	(228)
of which: technical equipment and machinery	(5)	(54)	(13)
of which: other equipment, operating and office equipmen	(8)	(4)	(26)
of which: advance payments and construction in progress	(4)	(4)	(20)
Total impairment losses	(480)	(678)	(410)

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings intended for sale less costs to sell. The amounts are reported in other operating expenses.

Profit before Income Taxes

In 2008, profit before income taxes increased by EUR 999 million, to EUR 3,452 million, compared with 2007, mainly due to increased profit from operations which was partly offset by an increase in loss from financial activities.

In 2007, profit before income taxes decreased by EUR 159 million, to EUR 2,453 million, compared with 2006, mainly due to increased loss from financial activities.

Income Taxes

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Income taxes	1,428	1,373	(970)	4.0	n.m

n.m.—not meaningful

In general, the amount of income taxes we recognize is a function of our profit before income taxes and the various income tax rates applicable to profit before income taxes, and the recognition or non-recognition of deferred income taxes. However, the income tax expense recorded on our financial statements is not necessarily reflective of the actual income taxes we paid.

Our combined income tax rate for 2008 amounted to 30.5%, comprising corporate income tax at a rate of 15%, the solidarity surcharge of 5.5% on corporate income tax, and trade income tax at an average national rate (multiplier of 419%). The combined income tax rate for 2007 and 2006 amounted to 39%.

Income taxes increased from EUR 1,428 million in 2008 compared to EUR 1,373 million in 2007 while our profit before income taxes increased to EUR 3,452 million in 2008 compared to EUR 2,453 million in 2007. Our effective income tax rate decreased to 41% in 2008 compared to 56% in 2007 primarily due to adjustments made in 2007 to deferred tax assets and deferred tax liabilities in response to the enactment of the corporate tax reform legislation which went into effect on January 1, 2008. The adjustment increased deferred income taxes in 2007 by EUR 0.7 billion.

The 2008 effective income tax rate was increased because certain expenses recognized in arriving at profit before income taxes, including the share of losses from associates and joint ventures and impairments of goodwill, are not tax deductible

Income taxes changed from a benefit of EUR 970 million in 2006 to an income tax expense of EUR 1,373 million in 2007, a difference of EUR 2,343 million. Our profit before income taxes was EUR 2,453 million in 2007 and EUR 2,612 million in 2006. The major reasons for the increase in income tax expense were that in 2006, deferred tax assets relating to loss carryforwards were recognized that had not previously been recognized and provisions for income taxes were reversed, creating significant favorable effects on income of EUR 1.2 billion and EUR 0.4 billion, respectively. Additionally, as described above, deferred tax assets and deferred tax liabilities were adjusted by EUR 0.7 billion in 2007 as a result of the enactment of the changes in German tax rates.

Net profit

In 2008, our net profit increased to EUR 1,483 million from EUR 571 million in 2007, primarily as a result of the factors set forth above.

In 2007, our net profit decreased to EUR 571 million from EUR 3,173 million in 2006, primarily as a result of the factors set forth above.

SEGMENT ANALYSIS

The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

	For the years ended December 31,
	2008				2007				2006
	Net Revenues	%	Inter-Segment Revenues	Total Revenues	Net Revenues	%	Inter-Segment Revenues	Total Revenues	Net Revenues	%	Inter-Segment Revenues	Total Revenues
	(millions of € except percentages)
Mobile Communications Europe	19,978	32.4	685	20,663	20,000	32.0	713	20,713	17,700	28.8	755	18,455
Mobile Communications USA	14,942	24.2	15	14,957	14,050	22.5	25	14,075	13,608	22.2	20	13,628
Broadband/Fixed Network	17,691	28.7	3,640	21,331	19,072	30.5	3,618	22,690	20,366	33.2	4,149	24,515
Business Customers	8,456	13.7	2,554	11,010	8,971	14.3	3,016	11,987	9,301	15.2	3,568	12,869
Group Headquarters and Shared Services	599	1.0	2,974	3,573	423	0.7	3,445	3,868	372	0.6	3,386	3,758
Reconciliation	—	—	(9,868)	(9,868)	—	—	(10,817)	(10,817)	—	—	(11,878)	(11,878)
Total	61,666	100.0	—	61,666	62,516	100.0	—	62,516	61,347	100.0	—	61,347

Mobile Communications

The following table presents selected financial information concerning Mobile Communications Europe:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Net revenues	19,978	20,000	17,700	(0.1)	13.0
Inter-segment revenues	685	713	755	(3.9)	(5.6)
Total revenues	20,663	20,713	18,455	(0.2)	12.2
Profit before income taxes	3,184	2,131	2,433	49.4	(12.4)

             The following table presents selected financial information concerning Mobile Communications USA:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Net revenues	14,942	14,050	13,608	6.3	3.2
Inter-segment revenues	15	25	20	(40.0)	25.0
Total revenues	14,957	14,075	13,628	6.3	3.3
Profit before income taxes	1,828	1,683	1,410	8.6	19.4

Net Revenues

Net revenues (which consist of revenues from customers outside of the Deutsche Telekom Group) from Mobile Communications Europe decreased by EUR 22 million, or 0.1%, to EUR 19,978 million in 2008, from EUR 20,000 million in 2007. This decrease was primarily due to a strong negative currency effect of the pound sterling, which was only partly compensated by positive currency translation effects in the other non-euro subsidiaries. Furthermore, 2008 revenues were negatively influenced by lower revenues in Germany, United Kingdom, Austria and Hungary. All other affiliates contributed positively to 2008 revenues. Net revenues from Mobile Communications Europe increased by EUR 2,300 million, or 13.0%, to EUR 20,000 million in 2007, from EUR 17,700 million in 2006. This increase was primarily attributable, to the first-time consolidation of PTC as of November 1, 2006 and Orange Nederland as of October 1, 2007, as well as continued customer growth in all markets.

Net revenues from Mobile Communications USA increased by EUR 892 million, or 6.3%, to EUR 14,942 million in 2008, from EUR 14,050 million in 2007. This increase was primarily attributable to continued customer growth, including acquired SunCom customers, which was partly offset by a negative currency translation effect resulting from the development between the euro and the US dollar. Net revenues from Mobile Communications USA increased by EUR 442 million, or 3.2%, to EUR 14,050 million in 2007, from EUR 13,608 million in 2006. This increase was primarily attributable to continued customer growth.

T-Mobile counts its customers by the number of SIM cards activated and not churned. The aggregate number of T-Mobile customers increased by 7.3% from 119.6 million at December 31, 2007 to 128.3 million at December 31, 2008 (including 5.2 million customers in 2007 and 4.8 million customers in 2008 from the Virgin Mobile MVNO). Most T-Mobile affiliates, except for T-Mobile UK and T-Mobile Slovensko, contributed to positive customer growth. In Mobile Communications Europe, the increase in customers was mainly a result of the organic growth in the Central, Eastern and Southeastern European countries. In Germany, the customer base grew organically and due to the change in churn policy from the beginning of 2007. In Mobile Communications USA, the increase in customers was due to the first-time consolidation of SunCom as well as continued organic growth.

The aggregate number of T-Mobile customers increased by 12.4% from 106.4 million at December 31, 2006 to 119.6 million at December 31, 2007 (including 5.3 million customers in 2006 and 5.2 million customers in 2007 from the Virgin Mobile MVNO). This increase in customers was mainly a result of the first-time consolidation of Orange Nederland, as well as, growth in the United States, the United Kingdom and Central, Eastern and Southeastern European countries. In Germany, the customer base grew organically and due to the change in churn policy.

                Total Revenues

Total revenues include both net revenues from external customers and revenues from other entities within the Deutsche Telekom Group. The most significant component of Mobile Communications Europe’s inter-segment revenues relates to revenues received from the Broadband/Fixed Network operating segment for terminating calls on our mobile network in Germany that originate from T-Home’s fixed-line network in Germany. The most significant component of Mobile Communications USA’s inter-segment revenue relates to visitor revenues received from T-Mobile Deutschland and T-Mobile UK.

Total revenues are mainly comprised of service revenues. Service revenues are comprised of revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls and data services) plus roaming revenues, monthly charges and revenues from visitor roaming.

Revenues from mobile termination fees are primarily generated in our operations outside of the United States. Reduced mobile termination fees, as agreed with or determined by the regulatory authorities in Germany, the United Kingdom, the Czech Republic, Hungary, The Netherlands, Austria, Croatia, Macedonia, Montenegro, Poland and Slovakia, negatively affected total revenues in 2008. These decreased mobile termination fees will continue to have a negative impact on total revenues in 2009 and beyond. T-Mobile believes that mobile termination fees will further decrease in its European markets in the future.

The following table reflects the number of our mobile communications customers by subsidiary:

	As of December 31,
Subsidiary	2008	2007	2006	2008/2007(1)	2007/2006(1)
	(millions)			(% change)
Mobile Communications Europe	95.6	90.9	81.4	5.2	11.7
T-Mobile Deutschland(2)	39.1	36.0	31.4	8.6	14.6
T-Mobile UK(3)	16.8	17.3	16.9	(2.9)	2.4
T-Mobile Hungary	5.4	4.9	4.4	10.2	11.4
T-Mobile Netherlands(4)	5.3	4.9	2.6	8.2	88.5
T-Mobile Czech Republic	5.4	5.3	5.0	1.9	6.0
T-Mobile Austria	3.4	3.3	3.2	3.0	3.1
T-Mobile Hrvatska (Croatia)	2.7	2.4	2.2	12.5	9.1
T-Mobile Slovensko (Slovakia)	2.3	2.4	2.2	(4.2)	9.1
PTC(5)	13.3	13.0	12.2	2.3	6.6
Other(6)	1.9	1.6	1.3	18.8	23.1
Mobile Communications USA
T-Mobile USA(7)	32.8	28.7	25.0	14.3	14.8
Total(1)	128.3	119.6	106.4	7.3	12.4

(1)           The total was calculated on the basis of actual figures and rounded to millions. Percentages were calculated on the basis of figures shown.
(2)
As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. Accordingly, far fewer customers were deactivated. Most of the reported increase in customer numbers in 2007 and 2008 is due to this change.

(3)           Includes Virgin Mobile customers of 4.8 million in 2008, 5.2 million in 2007 and 5.3 million in 2006.
(4)           Includes Orange Nederland customers of 2.0 million in 2008 and 2.2 million in 2007 (consolidated as of October 1, 2007).
(5)           Fully consolidated as of November 1, 2006.
(6)           Other includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
(7)           Includes SunCom customers of 1.1 million in 2008 (consolidated as of February 22, 2008).

The figures in the table above represent the total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards. The customer counting methodologies employed differ in some respects between national markets, so that the figures in the table above may not be directly comparable with one another. For more information relating to how we calculate our customer data, see “Item 4. Information on the Company—Description of Business—Mobile Communications.”

Our European markets are relatively mature and saturated with a very high rate of mobile telephone penetration. As a result, Mobile Communications Europe expects that the growth in the number of its customers in these markets will be significantly lower than in past years, and that the focus of competition will continue to shift from customer acquisition to customer retention. As a result Mobile Communications Europe will need to to stimulate demand for voice usage and new data products and services in order to offset expected industry price decreases.

Absent further deterioration in the U.S. economy, Mobile Communications USA expects continued revenue growth in 2009 driven by increased customer numbers, albeit at a decreased pace, and growth in non-voice revenues.

Total Revenues by Geographic Area

The following table reflects total revenues by geographic area:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Mobile Communications Europe	20,663	20,713	18,455	(0.2)	12.2
Germany(1)	7,770	7,993	8,215	(2.8)	(2.7)
United Kingdom(1)	4,051	4,812	4,494	(15.8)	7.1
Hungary(1)	1,117	1,118	1,050	(0.1)	6.5
The Netherlands(1)(6)	1,806	1,318	1,138	37.0	15.8
Czech Republic(1)	1,329	1,171	1,043	13.5	12.3
Austria(1)(2)	1,085	1,182	1,149	(8.2)	2.9
Croatia(1)	616	581	556	6.0	4.5
Slovakia(1)	571	510	429	12.0	18.9
Poland(1)(3)	2,260	1,965	305	15.0	n.m.
Other(1)(4)	248	236	198	5.1	19.2
Reconciliation(5)	(190)	(173)	(122)	(9.8)	(41.8)
Mobile Communications USA(7)	14,957	14,075	13,628	6.3	3.3

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
(3)           Fully consolidated as of November 1, 2006.
(4)           Other includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
(5)           Reconciliation line includes intra-segment revenues and other revenues included at Mobile Communications Europe level.
(6)           Includes Orange Nederland fully consolidated as of October 1, 2007 and Online Netherlands as of June 1, 2008.
(7)           Includes SunCom fully consolidated as of February 22, 2008.

Mobile Communications Europe

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	20,663	20,713	18,455	(0.2)	12.2
less Terminal equipment	896	985	962	(9.0)	2.4
less Other	808	806	749	0.2	7.6
Service revenues	18,959	18,922	16,744	0.2	13.0

Total revenues for Mobile Communications Europe decreased by EUR 50 million in 2008, or 0.2%, compared to 2007. This decrease was primarily attributable to a decrease in terminal equipment sales in most subsidiaries. An increase in service revenues due to the full year consolidation of Orange Nederland as well as continued customer growth, partly offset the decline in terminal equipment sales. Overall negative currency translation effects resulting from an unfavorable development of the pound sterling against the euro, as well as price declines, especially in Germany and the UK, partially offset the increase in service revenues.

Total revenues for Mobile Communications Europe increased by EUR 2,258 million in 2007, or 12.2%, compared to 2006. This increase was primarily attributable to an increase in service revenues due to the first time consolidation of PTC as of November 1, 2006 and Orange Nederland as of October 1, 2007, as well as continued customer growth.

The following discussion provides revenue information by geographic area, as well as an ARPU discussion. We use ARPU to measure the average monthly service revenues on a per customer basis. We believe that ARPU provides management with useful information concerning prices, usage and acceptance of our product and service offerings, and as an indicator of our ability to attract and retain high-value customers. We calculate ARPU as revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services), plus roaming revenues, monthly charges, and revenues from visitor roaming, divided by the average number of customers in a month. Revenues from services do not include the following: revenues from terminal equipment sales, revenues from customer activations, revenues from MVNOs, and other revenues not generated directly by T-Mobile customers. We believe the inclusion of visitor revenues improves comparability with our competitors. However, ARPU is neither uniformly defined nor utilized by all companies in our industry group. Accordingly, such measures may not be comparable to similarly titled measures and disclosures by other companies. For a more detailed breakdown of our customers by geographic area, see “Item 4. Information on the Company—Description of Business—Mobile Communications.” The calculations of ARPU numbers below have been based on actual figures, expressed as a monthly average for each annual period.

Germany

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	7,770	7,993	8,215	(2.8)	(2.7)
less Terminal equipment	399	457	423	(12.7)	8.0
less Other	326	380	357	(14.2)	6.4
Service revenues	7,045	7,156	7,435	(1.6)	(3.8)

Average customers (in millions)	38.0	33.8	30.5	12.4	10.8
ARPU (in €)	15	18	20	(16.7)	(10.0)

Total revenues in Germany declined by EUR 223 million in 2008, or 2.8%, compared to 2007. This decline was primarily attributable to a decrease in service revenues and in terminal equipment revenues. In 2007, total revenues declined by EUR 222 million, or 2.7%, compared to 2006. This decline was primarily attributable to a decrease in service revenues, which was partially offset by an increase in terminal equipment revenues and other revenues.

Service revenues decreased by EUR 111 million, or 1.6%, to EUR 7,045 million in 2008, compared to EUR 7,156 million in 2007. This decrease was primarily attributable to lower voice revenues primarily as a result of lower prices due to competitive pressures and regulation of mobile termination fees. This decrease was partially offset by an increase in non-voice revenues. In 2007, service revenues decreased by EUR 279 million, or 3.8%, to EUR 7,156 million, compared to EUR 7,435 million in 2006. This decrease was primarily attributable to lower voice revenues primarily as a result of lower prices due to competitive pressures and regulation of mobile termination fees.

ARPU in Germany decreased to EUR 15 in 2008, compared to EUR 18 in 2007. ARPU decreased to EUR 18 in 2007, compared to EUR 20 in 2006. Both declines were mainly driven by lower tariffs and lower mobile termination fees as a result of competitive and regulatory pressures. Furthermore, the change in T-Mobile Deutschland’s prepay churn policy in 2007 resulted in a higher average customer base, which also contributed to the ARPU decline compared to 2007 and 2006.

Revenues from sales of terminal equipment decreased by EUR 58 million, to EUR 399 million in 2008, compared to EUR 457 million in 2007, mainly due to the lower number of terminal equipment devices sold. Revenues from sales of terminal equipment increased by EUR 34 million, to EUR 457 million in 2007, compared to EUR 423 million in 2006, due to the higher number of terminal equipment devices sold.

Other revenues mainly consist of MVNO revenues, activation revenues and disconnection fees. MVNO revenues reflect revenues from the national roaming agreement with O2, which are generated by O2 traffic being routed through T-Mobile Deutschland’s network. MVNO revenues accounted for 57% of total other revenues in 2008, compared to 68% in 2007 and 79% in 2006. For 2009, we expect a further double-digit decline of MVNO revenues as a percentage of total other revenues. The reason for this expected decline relates to O2’s build-out of its own network and the subsequent routing of its customer traffic from the T-Mobile Deutschland network to the O2 network.

Other revenues decreased by EUR 54 million, to EUR 326 million in 2008, compared to 2007 primarily as a result of lower MVNO revenues due to lower voice usage of O2 customers being routed through T-Mobile Deutschland’s network. In 2007, other revenues increased by EUR 23 million, to EUR 380 million in 2007, compared to 2006.

United Kingdom

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	4,051	4,812	4,494	(15.8)	7.1
less Terminal equipment	188	225	289	(16.4)	(22.1)
less Other	185	237	223	(21.9)	6.3
Service revenues(1)	3,678	4,350	3,982	(15.4)	9.2

Average customers (in millions)(2)	11.9	11.8	11.5	0.8	2.6
ARPU (in €)(2)	26	31	29	(16.1)	6.9

(1)           Does not include revenues earned from Virgin Mobile customers, which revenues are not included in the service revenues component of the ARPU calculation.
(2)           Does not include Virgin Mobile customers in the average number of customers component of the ARPU calculation.

Total revenues in the United Kingdom decreased by EUR 761 million, or 15.8%, to EUR 4,051 million in 2008, from EUR 4,812 million in 2007. This decrease was predominantly due to the significant negative currency translation effect from the development of the pound sterling to the euro. In addition, in terms of local currency, service revenues, terminal equipment revenues and other revenues decreased slightly. In 2007, total revenues increased by EUR 318 million, or 7.1%, to EUR 4,812 million, from EUR 4,494 million in 2006, due to an increase in service revenues and other revenues, which was partly offset by lower terminal equipment revenues.

Service revenues declined by EUR 672 million, or 15.4%, to EUR 3,678 million in 2008, compared to EUR 4,350 million in 2007. Aside from the significant negative currency translation effect, the decrease in service revenues was attributable to lower voice revenues primarily as a result of price reductions due to competitive pressures. This decrease was partially offset by an increase in non-voice revenues with a growing number of customers using non-voice services and a growing non-voice usage per subscriber. Service revenues increased by EUR 368 million, or 9.2%, to EUR 4,350 million in 2007, compared to EUR 3,982 million in 2006. This increase was mainly the result of an increased usage and a higher percentage of contract customers in the overall average customer base.

ARPU in the United Kingdom declined to EUR 26 in 2008, compared to EUR 31 in 2007, primarily as a result of the significant negative currency translation effect from the development of the pound sterling to the euro. In addition, the decrease was attributable to a slight decrease in voice ARPU, partially offset by an increase in non-voice ARPU.

In 2007, ARPU increased to EUR 31 compared to EUR 29 in 2006, primarily as a result of a higher share of contract customers in the overall average customer base. In addition, prepay ARPU increased due to higher voice and data usage.

Revenues from sales of terminal equipment decreased in 2008, compared to 2007, due to negative currency translation effects. Revenues from sales of terminal equipment decreased in 2007, compared to 2006, mainly due to higher handset subsidies as a result of increased competitive pressures.

Other revenues decreased by EUR 52 million, to EUR 185 million in 2008, compared to EUR 237 million in 2007, mainly due to the negative currency translation effects. In 2007, total other revenues increased by EUR 14 million, to EUR 237 million, compared to EUR 223 million in 2006.

Poland

	For the years ended December 31,
	2008	2007	2006(1)	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	2,260	1,965	305	15.0	n.m.
less Terminal equipment	37	48	9	(22.9)	n.m.
less Other	27	28	3	(3.6)	n.m.
Service revenues	2,196	1,889	293	16.3	n.m.

Average customers (in millions)	13.0	12.6	—	3.2	n.m.
ARPU (in €)(2)	14	12	12	16.7	n.m.
n.m.— not meaningful

(1)           Fully consolidated since November 1, 2006.
(2)           The ARPU calculation for 2006 is based only on November and December.

Total revenues in Poland increased by EUR 295 million, or 15.0%, to EUR 2,260 million in 2008, compared to EUR 1,965 million in 2007. The development between the Polish zloty and the euro had a positive currency translation effect. In local currency, revenues also increased, primarily due to an increase in service revenues. A comparison of the 2007 financial year with 2006 is not meaningful due to the first-time consolidation as of November 1, 2006.

Service revenues increased by EUR 307 million to EUR 2,196 million in 2008, compared to 2007 as a result of a larger average customer base and higher ARPU due to higher average usage per customer as well as a higher proportion of contract customers in the overall average customer base. In local currency, service revenues also increased.

ARPU increased to EUR 14 in 2008 from EUR 12 in 2007. ARPU was positively affected by a higher share of contract customers, as well as a positive currency translation effect.

Revenues from sales of terminal equipment decreased by EUR 11 million in 2008, compared to 2007 due to a decrease in number of mobile devices sold. In local currency, revenues from sales of terminal equipment also decreased.

Hungary

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	1,117	1,118	1,050	(0.1)	6.5
less Terminal equipment	77	81	82	(4.9)	(1.2)
less Other	34	33	23	3.0	43.5
Service revenues	1,006	1,004	945	0.2	6.2

Average customers (in millions)	5.1	4.6	4.3	10.9	7.0
ARPU (in €)	16	18	18	(11.1)	0.0

Total revenues in Hungary declined by EUR 1 million, or 0.1%, to EUR 1,117 million in 2008, compared to EUR 1,118 million in 2007. In local currency, total revenues slightly decreased. The development between the Hungarian forint and the euro resulted in a slightly positive currency translation effect. The decrease in total revenues in local currency was mainly related to a decrease in revenues from terminal equipment.

Total revenues increased by EUR 68 million, or 6.5%, to EUR 1,118 million in 2007, compared to EUR 1,050 million in 2006. The development between the Hungarian forint and the euro resulted in a positive currency translation effect. In local currency, total revenues increased. The increase in total revenues in local currency was mainly related to an increase in service revenues.

Service revenues slightly increased by EUR 2 million to EUR 1,006 million in 2008. In local currency, service revenues also increased. The development between the Hungarian forint and the euro had a positive currency translation effect. The increase in service revenues in local currency was mainly a result of increased usage and an increased average contract customer base, which tends to generate higher service revenues than prepay customers. Service revenues increased by EUR 59 million, to EUR 1,004 million in 2007, from EUR 945 million in 2006. In local currency, service revenues also increased. The development between the Hungarian forint and the euro resulted in a positive currency translation effect. The increase in service revenues in local currency was mainly related to increased usage and an increased average contract customer base, which tends to generate higher service revenues than prepay customers.

ARPU in Hungary decreased by EUR 2 to EUR 16 in 2008 compared to 2007. ARPU was negatively affected by decreasing tariffs and lower mobile termination fees, which were partly offset by higher voice usage per customer and a positive currency translation effect. ARPU in Hungary remained stable at EUR 18 in 2007 compared to 2006. ARPU was negatively affected by decreasing tariffs and lower mobile termination fees, which were mainly offset by increased revenues resulting from higher voice usage per customer and a positive currency translation effect.

Revenues from sales of terminal equipment decreased by EUR 4 million, to EUR 77 million in 2008, compared to EUR 81 million in 2007. The decrease was mainly due to higher handset subsidies. Revenues from sales of terminal equipment decreased by EUR 1 million to EUR 81 million in 2007 compared to EUR 82 million in 2006, primarily due to handset subsidies.

The Netherlands

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	1,806	1,318	1,138	37.0	15.8
less Terminal equipment	87	53	47	64.2	12.8
less Other	161	42	15	n.m	n.m.
Service revenues	1,558	1,223	1,076	27.4	13.7

Average customers (in millions)	5.3	3.2	2.4	65.6	33.3
ARPU (in €)	24	32	37	(25.0)	(13.5)

n.m.—  not meaningful

Total revenues at T-Mobile Netherlands increased by EUR 488 million, or 37.0%, to EUR 1,806 million in 2008, compared to EUR 1,318 million in 2007. The full-year consolidation of Orange Nederland excluding internal revenues between Orange Nederland and T-Mobile Netherlands contributed net EUR 397 million to this increase in revenues. The full-year consolidation of Online Netherlands contributed EUR 23 million to this increase in revenues. Total revenues increased by EUR 180 million, or 15.8%, to EUR 1,318 million in 2007, compared to EUR 1,138 million in 2006. The first time consolidation of Orange Nederland as of October 1, 2007 contributed EUR 167 million to this increase in revenues. Excluding internal revenues between Orange Nederland and T-Mobile Netherlands, the net contribution of Orange Nederland was EUR 147 million. The increase in total revenues was mainly related to an increase in service revenues and terminal equipment revenues.

Service revenues increased by EUR 335 million, to EUR 1,558 million in 2008, compared to EUR 1,223 million in 2007. The full-year consolidation of Orange Nederland contributed EUR 374 million to this increase. Service revenues increased by EUR 147 million, to EUR 1,223 million in 2007, compared to EUR 1,076 million in 2006. The first time consolidation of Orange Nederland contributed EUR 151 million in 2007. Excluding Orange Nederland, T-Mobile Netherlands’ service revenues declined in 2008 and 2007 mainly as a result of lower contract usage and a lower share of contract customers in the overall average customer base.

ARPU decreased by EUR 8 to EUR 24 in 2008, compared with EUR 32 in 2007. The full-year consolidation of Orange Nederland had a negative impact on T-Mobile Netherlands’ ARPU development primarily due to the lower ARPU of Orange customers. Another factor in the decline was a decrease in contract ARPU at T-Mobile Netherlands.

ARPU decreased by EUR 5 to EUR 32 in 2007, compared with EUR 37 in 2006. The first time consolidation of Orange Nederland as of October 1, 2007 had a negative impact on T-Mobile Netherlands’ ARPU development. Excluding the impact of Orange Nederland, the lower decrease in ARPU would have mainly resulted from a higher proportion of prepay customers in the overall average customer base, as well as a decline in contract ARPU as a result of lower usage.

Revenues from sales of terminal equipment increased by EUR 34 million, to EUR 87 million in 2008, compared to EUR 53 million in 2007. The increase was mainly due to increased volume and the sale of higher value terminal equipment.

Other revenues mainly consist of revenues from MVNOs and Online Netherlands. Other revenues increased by EUR 119 million, to EUR 161 million in 2008, compared to EUR 42 million in 2007, primarily due to an increase in MVNO revenues as a result of calls from Lycamobile customers being routed through the T-Mobile Netherlands network. The first-time inclusion of revenues from Online Netherlands’ customers further contributed to the increase in 2008. In 2007, total other revenues increased by EUR 27 million, compared to EUR 15  million in 2006, primarily due to an increase in MVNO revenues as a result of calls from Lycamobile customers being routed through the T-Mobile Netherlands network.

Czech Republic

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	1,329	1,171	1,043	13.5	12.3
less Terminal equipment	40	49	43	(18.4)	14.0
less Other	6	6	9	0.0	(33.3)
Service revenues	1,283	1,116	991	15.0	12.6

Average customers (in millions)	5.3	5.2	4.8	1.9	8.3
ARPU (in €)	20	18	17	11.1	5.9

Total revenues in the Czech Republic increased by EUR 158 million, or 13.5%, to EUR 1,329 million in 2008, compared to EUR 1,171 million in 2007. In local currency, total revenues also increased. The development of the Czech koruna and the euro had a positive currency translation effect. The increase in total revenues was mainly related to increased service revenues, as a result of having a larger average customer base and positive currency translation effects. Total revenues increased by EUR 128 million, or 12.3%, to EUR 1,171 million in 2007, compared to EUR 1,043 million in 2006. The increase in total revenues was mainly related to an increase in service revenues, as a result of having a larger average customer base and positive currency translation effects.

Service revenues increased by EUR 167 million in 2008, to EUR 1,283 million. This increase was mainly a result of a larger average customer base and a higher share of contract customers in the overall average customer base. In 2007, service revenues increased by EUR 125 million, to EUR 1,116 million, from EUR 991 million in 2006. This increase was mainly a result of a larger average customer base and a higher share of contract customers in the overall average customer base.

ARPU in the Czech Republic increased to EUR 20 in 2008, compared to EUR 18 in 2007. Negative effects from regulation of roaming fees imposed by the European Commission were offset by favorable foreign exchange rate effects between the Czech koruna and the euro, and increased voice usage per customer as a result of a higher proportion of contract customers in the total average customer base.

ARPU increased to EUR 18 in 2007, compared to 2006. Negative effects from regulation of roaming fees imposed by the European Commission, were offset by favorable foreign exchange rate effects between the Czech koruna and the euro, and increased voice usage per customer, as a result of a higher proportion of contract customers in the total average customer base.

              Revenues from sales of terminal equipment decreased by EUR 9 million, to EUR 40 million in 2008, compared to EUR 49 million in 2007, corresponding with a lower volume of handsets sold.

Austria

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	1,085	1,182	1,149	(8.2)	2.9
less Terminal equipment	22	26	22	(15.4)	18.2
less Other	25	45	37	(44.4)	21.6
Service revenues	1,038	1,111	1,090	(6.6)	1.9

Average customers (in millions)	3.3	3.2	2.8	3.1	14.3
ARPU (in €)	26	29	32	(10.3)	(9.4)

Total revenues in Austria decreased by EUR 97 million in 2008, or 8.2%, to EUR 1,085 million, from EUR 1,182 million in 2007. This decrease was mainly the result of lower service revenues and other revenues. In 2007, total revenues increased by EUR 33 million, or 2.9%, to EUR 1,182 million, from EUR 1,149 million in 2006. This increase was due to the first full-year consolidation of tele.ring, which was consolidated as of April 28, 2006. In addition, the tele.ring fixed-line network was sold in 2007.

Service revenues decreased by EUR 73 million in 2008, to EUR 1,038 million. This decrease was mainly due to the regulatorily mandated reduction of roaming fees, further reductions of mobile termination rates and lower tariffs as a result of aggressive competitive pressures in the Austrian market. In 2007, service revenues increased by EUR 21 million, to EUR 1,111 million. This increase was due to the first full-year consolidation of tele.ring. The increase was partially offset by lower prices resulting from intense competition.

ARPU in Austria decreased to EUR 26 in 2008, compared to EUR 29 in 2007. This decrease was due to lower tariffs as a result of competitive pressures which could not be offset by the higher usage or higher proportion of contract customers in the total average customer base in 2008.

ARPU decreased to EUR 29 in 2007, compared to EUR 32 in 2006. This decrease was due to lower tariffs as a result of competitive pressures which could not be offset by higher usage and higher proportion of contract customers in the total average base in 2007.

Revenues from sales of terminal equipment decreased by EUR 4 million in 2008, from EUR 26 million in 2007 to EUR 22 million in 2008, primarily due to lower gross customers additions in 2008 compared with 2007, which were particularly influenced by the introduction in 2007 of the Fairplay (flat rate) portfolio. In 2007, revenues from sales of terminal equipment increased by EUR 4 million, to EUR 26 million, compared to 2006, primarily due to the full-year consolidation of tele.ring.

Other revenues, primarily consisting of revenues from non-mobile services, activation fees and other operating revenues, decreased by EUR 20 million in 2008, or 44.4%, to EUR 25 million, from EUR 45 million in 2007. The reason for the decline was the lack of fixed-line revenues generated by fixed-line business due to the sale of the tele.ring fixed-line network in 2007. In 2007, other revenues, primarily consisting of revenues from non-mobile services, activation fees and other operating revenues, increased by EUR 8 million, or 21.6%, to EUR 45 million, from EUR 37 million in 2006.

Croatia

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	616	581	556	6.0	4.5
less Terminal equipment	29	27	28	7.4	(3.6)
less Other	23	13	10	76.9	30.0
Service revenues	564	541	518	4.3	4.4

Average customers (in millions)	2.5	2.2	2.0	13.6	10.0
ARPU (in €)	19	20	22	(5.0)	(9.1)

    Total revenues in Croatia increased by EUR 35 million, or 6.0%, to EUR 616 million in 2008, compared to EUR 581 million in 2007. The increase in total revenues was mainly related to an increase in service revenues and, to a lesser extent, to an increase in revenues from sales of terminal equipment and other revenues. In 2008, the development of the Croatian kuna and the euro resulted in a positive currency translation effect. In 2007, total revenues increased by EUR 25 million, or 4.5%, to EUR 581 million, compared to EUR 556 million in 2006, primarily due to increases in service revenues and, to a lesser extent, to increases in revenues from sales of terminal equipment. The development between the Croatian kuna and the euro had a positive currency translation effect in 2007 compared with 2006.

    Service revenues increased by EUR 23 million to EUR 564 million in 2008. This increase was mainly a result of a larger average customer base. Other revenues increased in 2008 mainly due to revenues generated via national roaming agreement with Tele2. In 2007, service revenues increased by EUR 23 million, to EUR 541 million, from EUR 518 million in 2006. This increase was due to an increased average customer base.

    ARPU in Croatia decreased to EUR 19 in 2008, compared to EUR 20 in 2007, mainly due to a decrease in contract ARPU as a result of lower tariffs and competitive pressures. ARPU decreased to EUR 20 in 2007, compared to EUR 22 in 2006, mainly due to a decrease in contract ARPU as a result of lower tariffs.

Slovakia

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	571	510	429	12.0	18.9
less Terminal equipment	9	11	12	(18.2)	(8.3)
less Other	25	23	14	8.7	64.3
Service revenues	537	476	403	12.8	18.1

Average customers (in millions)	2.3	2.3	2.1	0.0	9.5
ARPU (in €)	19	17	16	11.8	6.3

    Total revenues in Slovakia increased by EUR 61 million, or 12.0%, to EUR 571 million in 2008, compared to EUR 510 million in 2007. The development between the Slovak koruna and the euro had a positive currency translation effect. In local currency, revenues also increased, mainly related to an increase in service revenues.   Total revenues in Slovakia increased by EUR 81 million, or 18.9%, to EUR 510 million in 2007, compared to EUR 429 million in 2006. The development between the Slovak koruna and the euro had a positive currency translation effect. In local currency, revenues also increased, mainly related to an increase in service revenues as a result of a larger average customer base.

    Service revenues increased by EUR 61 million to EUR 537 million in 2008, compared to 2007. In local currency, service revenues also increased mainly as a result of a higher proportion of contract customers in the overall average customer base, which tend to have a higher usage and generate higher service revenues than prepay customers. Service revenues increased by EUR 73 million to EUR 476 million in 2007, compared to 2006. In local currency, service revenues also increased mainly as a result of a larger average customer base

    ARPU increased to EUR 19 in 2008 from EUR 17 in 2007. ARPU was positively affected by a higher share of contract customers, as well as a positive currency translation effect. ARPU increased to EUR 17 in 2007 from EUR 16 in 2006. ARPU was positively affected by a higher share of contract customers, as well as a positive currency translation effect.

    Revenues from sales of terminal equipment decreased to EUR 9 million in 2008 compared to EUR 11 million in 2007 and EUR 12 million in 2006.

Macedonia

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	176	168	147	4.8	14.3
less Terminal equipment	7	8	6	(12.5)	33.3
less Other	4	2	2	100.0	n.m.
Service revenues	165	158	139	4.4	13.7

Average customers (in millions)	1.3	1.0	0.9	30.0	11.1
ARPU (in €)	11	13	13	(15.4)	n.m.

    Total revenues in Macedonia increased by EUR 8 million, or, 4.8%, to EUR 176 million in 2008, compared to EUR 168 million in 2007. In local currency, total and service revenues also increased. The increase in total revenues was mainly related to increased service revenues, as a result of increased usage and a larger average customer base. In 2007, total revenues increased by EUR 21 million to EUR 168 million, or 14.3%, from EUR 147 million in 2006, mainly related to increased service revenues as a result of increased usage and a larger average customer base. In local currency, total revenues and service revenues also increased in 2007.

    ARPU decreased to EUR 11 in 2008, compared to EUR 13 in 2007, mainly due to decreasing tariffs as a result of competitive pressures. ARPU remained constant at EUR 13 in 2007 and 2006 despite decreasing tariffs due to competitive pressures.

Montenegro
	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	72	68	51	5.9	33.3
less Terminal equipment	2	2	2	n.m.	n.m.
Service revenues	70	66	49	6.1	34.7

n.m.—not meaningful

    The increase in total revenues in 2008, compared to 2007, was mainly related to increased service revenues, as a result of a larger average customer base in 2008 compared to 2007. The increase in total revenues in 2007, compared to 2006, was mainly related to increased service revenues, as a result of a larger average customer base.

Mobile Communications USA

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total revenues	14,957	14,075	13,628	6.3	3.3
less Terminal equipment	1,550	1,478	1,580	4.9	(6.5)
less Other	594	580	815	2.4	(28.8)
Service revenues	12,813	12,017	11,233	6.6	7.0
Average customers (in millions)	31.2	26.8	23.3	16.4	15.0
ARPU (in €)	34	37	40	(8.1)	(7.5)

    Total revenues for Mobile Communications USA increased by EUR 882 million, or 6.3%, to EUR 14,957 million in 2008, compared to EUR 14,075 million in 2007, primarily due to an increase in the average customer base. The consolidation of SunCom following its acquisition in February 2008 contributed EUR 462 million in consolidated revenues in 2008. In local currency, total revenues increased significantly more. The exchange rate between the U.S. dollar and the euro had a negative currency translation effect. Total revenues in the United States increased by EUR 447 million, or 3.3%, to EUR 14,075 million in 2008, compared to EUR 13,628 million in 2006, primarily due to an increase in the average customer base in 2007. In local currency, total revenues increased even more on a percentage basis. The development of the U.S. dollar and the euro had a negative currency translation effect in 2007 and 2006 as well.

    Service revenues increased by EUR 796 million, or 6.6%, to EUR 12,813 million in 2008, compared to EUR 12,017 million in 2007, mainly as a result of an increase in the average customer base. Non-voice service revenues increased at a greater rate than the increase in the average customer base in 2008, compared to 2007 and 2006, due to increased usage of messaging and non-messaging data services. Service revenues increased by EUR 784 million, or 7%, to EUR 12,017 million in 2007, compared to EUR 11,233 million in 2006, mainly as a result of an increase in the average customer base.

    ARPU in the United States decreased to EUR 34 in 2008, compared to EUR 37 in 2007, primarily due to changes in the exchange rate between the U.S dollar and the euro in 2008.  In local currency, ARPU decreased slightly year on year due primarily to lower variable usage revenues, such as revenues earned when customers exceed their allotted minutes.

    ARPU in the United States decreased to EUR 37 in 2007, compared to EUR 40 in 2006, due to changes in the exchange rate between the U.S. dollar and the euro. In local currency, ARPU increased compared to 2006 due to an increase in the service revenues of contract customers primarily as a result of increased data usage.

    Revenues from sales of terminal equipment increased by EUR 72 million, to EUR 1,550 million in 2008, compared to EUR 1,478 million in 2007, driven by an increased volume of terminal equipment sales as a result of increased gross customer additions and higher volumes of handset upgrade sales in 2008, compared to 2007. Revenues from sales of terminal equipment decreased by EUR 102 million, to EUR 1,478 million in 2007, compared to EUR 1,580 million in 2006, mainly driven by changes in the exchange rate between the US dollar and the euro. In local currency, sales of terminal equipment increased as a result of an increase in gross customer additions.

    Other revenues were EUR 594 million in 2008, as compared to EUR 580 million in 2007. Other revenues decreased to EUR 580 million in 2007, compared to EUR 815 million in 2006. This decrease was primarily driven by lower network usage revenues from transitioning AT&T (previously Cingular) customers in California, Nevada and New York as AT&T customers transitioned to the AT&T network, pursuant to an agreement implemented in the first quarter of 2005.

    For 2009, absent further deterioration in the U.S. economy, Mobile Communications USA expects continued revenue growth driven by increased customer numbers, albeit at a decreased pace, and growth in non-voice revenues.  Revenue growth, as expressed in our reporting currency compared to U.S. dollars, may be affected by changes in the exchange rate between the euro and the U.S. dollar.

Operating Expenses

    Operating expenses for both operating segments—Mobile Communications Europe and Mobile Communications USA—are comprised of cost of sales, selling expenses, general and administrative expenses and other operating expenses.

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

Mobile Communications Europe

    The following table provides information regarding the components of operating expenses in our Mobile Communications Europe operating segment:

	For the years ended December 31,
	2008		2007		2006		2008/2007	2007/2006
	(millions of €, except percentages)						(% change)
Cost of sales	12,350	67.7%	12,718	67.7%	10,771	66.6%	(2.9)	18.1
Selling expenses	4,862	26.6%	4,855	25.9%	4,683	28.9%	0.1	3.7
General and administrative expenses	650	3.6%	708	3.8%	579	3.6%	(8.2)	22.3
Other operating expenses	385	2.1%	495	2.6%	139	0.9%	(22.2)	n.m
Total	18,247	100%	18,776	100%	16,172	100%	(2.8)	16.1

n.m.—not meaningful

Cost of Sales

    In 2008, cost of sales decreased by EUR 368 million, or 2.9%, compared to 2007. This decline is mainly attributable to lower cost of sales at T-Mobile Deutschland, T-Mobile UK and T-Mobile Austria. In Germany and the UK, the declining revenues were accompanied by lower revenuerelated costs, in particular, interconnection and roaming fees. Furthermore, the negative currency translation effect of the pound sterling in relation to the euro contributed to the decrease in cost of sales. In addition, depreciation of property, plant and equipment was lower in these three countries compared with 2007. Higher cost of sales, mainly at T-Mobile Netherlands, partly offset the decrease in cost of sales. At T-Mobile Netherlands, cost of sales increased mainly due to the full-year consolidation of Orange Nederland, including Online Netherlands, in 2008 compared to three months in 2007. The full-year consolidation of Orange Nederland contributed EUR 338 million to cost of sales in 2008.

    In 2007, cost of sales increased by EUR 1,947 million, or 18.1%, compared to 2006. The main contributor to this increase (EUR 1,283 million) was the full-year consolidation of PTC (including depreciation of brand name and customer base) in 2007 compared to two months in 2006. In addition, EUR 146 million of the increase relates to the first-time consolidation of Orange Nederland since October 1, 2007. Cost of sales also increased at T-Mobile UK in the amount of EUR 425 million, primarily relating to higher interconnection costs (EUR 255 million) due to increased network traffic and a larger customer base, and a restructuring provision (EUR 103 million) set up in connection with the network sharing agreement between T-Mobile UK and H3G.

                 Selling Expenses

    In 2008, overall selling expenses remained stable compared to 2007. Lower selling expenses at T-Mobile UK were offset by higher selling expenses at T-Mobile Netherlands and PTC. In the UK, the lower selling expenses were the result of currency translation effects of the pound sterling in relation to the euro. In local currency, T-Mobile UK’s selling expenses increased slightly. The higher selling expenses at T-Mobile Netherlands were due to the full-year consolidation of Orange Nederland, compared with three months in 2007. The full-year consolidation of Orange Nederland, including Online Netherlands, contributed EUR 62 million to this increase. Furthermore, higher commissions for indirect sales channels contributed to the increase. At PTC, selling expenses increased as a result of higher personnel expenses due to an increase in headcount and as a result of currency translation effects resulting from the development of the Polish zloty in relation to the euro.

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

General and Administrative Expenses

    In 2008, general and administrative expenses decreased by EUR 58 million, or 8.2%, compared to 2007. Lower general and administrative costs at T-Mobile Deutschland were the result of lower personnel expenses due to the transfer of certain departments to Group Headquarters and Shared Services. Cost efficiencies at PTC and T-Mobile Austria were offset largely by higher costs from T-Mobile Hungary and T-Mobile Netherlands. In The Netherlands, the increase in general and administrative expenses was due to the full-year consolidation of Orange Nederland compared with three months in 2007. The full-year consolidation of Orange Nederland, including Online Netherlands, contributed EUR 31 million to this increase. In Hungary, the increase was mainly due to higher personnel expenses.

In 2007, general and administrative expenses increased by EUR 129 million, or 22.3%, compared to 2006. The full-year consolidation of PTC during 2007 contributed EUR 117 million of this increase compared to two months in 2006. In addition, the consolidation of Orange Nederland for three months in 2007 contributed EUR 6 million of this increase.

Other Operating Expenses

    The following table provides information regarding Mobile Communications Europe other operating expenses:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Losses on disposition of non-current assets	28	25	15	12.0	66.7
Impairment / reduction of goodwill	249	327	3	(23.9)	n.m.
Other operating expenses	108	143	121	(24.5)	18.2
Total	385	495	139	(22.2)	n.m.

n.m.—not meaningful

    In 2008, other operating expenses decreased by EUR 110 million or 22.2% to EUR 385 million, compared with EUR 495 million in 2007. The decrease is mainly due to goodwill impairments of EUR 249 million in 2008 compared to the goodwill reduction of EUR 327 million at T-Mobile Netherlands in 2007.

    In 2007, other operating expenses increased by EUR 356 million, compared to 2006. The increase mainly relates to a reduction of goodwill at T-Mobile Netherlands (relating to its predecessor, Ben Nederland) in the amount of EUR 327 million.

Other Operating Income

    The following table provides information regarding Mobile Communications Europe other operating income:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)		(% change)
Cost reimbursements	233	182	159	28.0	14.5
Other income	539	317	304	70.0	4.3
Total	772	499	463	54.7	7.8

    Other operating income consists of a number of items, such as income from the disposal of non-current assets, cost reimbursements from Group Headquarters and Shared Services and Broadband/Fixed Network, external lease income and insurance compensation.

    In 2008, other operating income increased by EUR 273 million, or 54.7%, compared to 2007. This increase was mainly due to higher other income of T-Mobile Deutschland as a result of an asset sale in the third quarter of 2008. In addition, cost reimbursements from Deutsche Telekom also increased.

    In 2007, other operating income increased by EUR 36 million, or 7.8%, compared to 2006. The full-year consolidation of PTC contributed EUR 14 million of this increase in 2007 compared to two months in 2006. In addition, T-Mobile Austria contributed EUR 14 million to this increase mainly due to income from the disposal of non-current assets primarily related to the tele.ring acquisition. Further, T-Mobile Austria contributed EUR 11 million to the increase in cost reimbursements also related to the tele.ring acquisition.

Mobile Communications USA

    The following table provides information regarding the components of operating expenses in our Mobile Communications USA operating segment:

	For the years ended December 31,
	2008		2007		2006		2008/2007	2007/2006
	(millions of €, except percentages)						(% change)
Cost of sales	7,582	59.8%	7,109	58.9%	7,087	59.7%	6.7	0.3
Selling expenses	4,513	35.6%	4,381	36.3%	4,251	35.8%	3.0	3.1
General and administrative expenses	567	4.5%	507	4.2%	522	4.4%	11.8	(2.9)
Other operating expenses	15	0.1%	72	0.6%	17	0.1%	(79.2)	n.m.
Total	12,677	100%	12,069	100%	11,877	100%	5.0	1.6

n.m.—not                      meaningful

           Cost of Sales

    In 2008, cost of sales increased by EUR 473 million, or 6.7%, compared to 2007. This increase was partially offset by exchange rate movements between the U.S. dollar and the euro. In local currency, the increase in cost of sales between 2007 and 2008 was considerably higher. Most of this increase relates to increased network costs associated with the higher customer base. Higher gross additions also increased the cost of handsets year on year.

    In 2007, cost of sales remained relatively constant, increasing by only EUR 22 million, or 0.3%, compared to 2006. This small increase was mainly the result of the weakness of the U.S. dollar compared to the euro. In local currency, the increase in cost of sales between 2006 and 2007 was higher and related to the costs associated with the higher customer base and the resulting increase in network traffic, including interconnection and roaming costs.

           Selling Expenses

    In 2008, selling expenses increased by EUR 132 million, or 3.0% compared to 2007. The main reasons for this increase was an increase in gross customer additions compared to the prior year, and an increase in personnel costs as employee numbers increased as a result of the growth of the U.S business, partially offset by exchange rate movements between the U.S dollar and the euro.

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

           General and Administrative Expenses

    In 2008, general and administrative expenses increased by EUR 60 million, or 11.8% compared to 2007.  This increase is primarily due to personnel and office related expenses, due to an increase in the number of employees.

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

          Other Operating Expenses

    The following table provides information regarding Mobile Communications USA other operating expenses:

	For the years ended December 31,
	2008	2007	2006
	(millions of €)
Losses on disposition of non-current assets	14	71	17
Other operating expenses	1	1	—
Total	15	72	17

    In 2008, other operating expenses decreased by EUR 57 million.  The decrease relates to losses incurred in 2007 on the disposition of non-current assets, in particular the disposal of obsolete technical equipment and machinery.  The increase in 2007 as compared with 2006 also relates to these disposition losses.

Other Operating Income

    The following table provides information regarding Mobile Communications USA other operating income:

	For the years ended December 31,
	2008	2007	2006
	(millions of €)
Income from the disposal of noncurrent assets (excluding investment property)	6	1	1
Other income	13	10	4
Total	19	11	5

    In 2008, other operating income increased by EUR 8 million. This increase is mainly the result of insurance receipts. In 2007, other operating income increased by EUR 6 million. This increase is mainly the result of a tax reimbursement in 2007.

Cash capital expenditures

    Cash capital expenditures increased year-on-year from EUR 2.0 billion to EUR 2.5 billion. The increase is primarily due to higher capital expenditures in connection with the roll-out of T-Mobile USA’s UMTS / HSDPA (3G) network. By the end of 2008, T-Mobile USA’s 3G network covered a population of 107 million people in 130 cities.

Broadband/Fixed Network

    For reporting purposes, Broadband/Fixed Network presents separately its domestic and international operations. The Scout24 group is included within domestic operations since its parent company has its registered office in Germany. Since November 2007, ImmobilienScout has been fully consolidated. ActiveBilling was transferred to the Broadband/Fixed Network operating segment effective January 1, 2008. The operations of T-Online France and T-Online Spain are included through their effective dates of divestiture on June 29, 2007 and July 31, 2007, respectively.

The following table presents selected financial information concerning the Broadband/Fixed Network operating segment:

	For the years ended December 31,			Change		% Change
	2008	2007	2006	2008/2007	2007/2006	2008/2007	2007/2006
	(millions of €, except where indicated)
Total revenues	21,331	22,690	24,515	(1,359)	(1,825)	(6.0)	(7.4)
Intersegment revenues	3,640	3,618	4,149	22	(531)	0.6	(12.8)
Net Revenues	17,691	19,072	20,366	(1,381)	(1,294)	(7.2)	(6.4)
Profit from operations	2,914	3,250	3,356	(336)	(106)	(10.3)	(3.2)
Depreciation, amortization and impairment losses	3,612	3,675	3,839	(63)	(164)	(1.7)	(4.3)
Number of employees(1)	94,287	97,690	107,006	(3,403)	(9,316)	(3.5)	(8.7)
of which: domestic	78,808	79,704	86,315	(896)	(6,611)	(1.1)	(7.7)
of which: international	15,479	17,986	20,691	(2,507)	(2,705)	(13.9)	(13.1)

(1) Average number of employees during the period (excluding apprentices and interns).

Total Revenues

    Broadband/Fixed Network’s revenues primarily consist of revenues from network communications, wholesale services, IP/Internet services and other services. Other services includes data communications, value-added services and terminal equipment which were previously reported separately, as well as various other services such as publishing, call-center services and the sale of products and services through T-Home’s Telekom Shop outlets.

    In 2008, Broadband/Fixed Network’s total revenues decreased by 6.0%, to EUR 21,331 million, compared to 2007, due to a decrease in net revenues of EUR 1,381 million, which was slightly offset by an increase in intersegment revenues of EUR 22 million. The decrease in Broadband/Fixed Network’s total revenues is primarily due to a decrease in total revenues from network communications as well as decreased wholesale services interconnection call revenues. These decreases in Broadband/Fixed Network’s total revenues were partially offset by increases in other service and IP/Internet revenues.

    In 2007, Broadband/Fixed Network’s total revenues decreased by 7.4%, to EUR 22,690 million, compared to 2006, due to a decrease in net revenues of EUR 1,294 million and a decrease in intersegment revenues of EUR 531 million. The decrease in Broadband/Fixed Network’s total revenues was primarily due to a decrease in total revenues from network communications, decreased IP/Internet revenues as well as decreased wholesale services interconnection call revenues. These decreases in Broadband/Fixed Network’s total revenues were partially offset by a slight increase in unbundled local loop and Resale DSL revenues and, to a lesser extent, by an increase in terminal equipment revenues as a result of an increase in customers choosing Complete Packages.

    Beginning January 1, 2009, T-Home changed its revenue reporting structure. Previously the broadband component of Complete Package revenues was reported under IP/Internet and the basic telephony services component was reported under network communications. Under the new reporting structure, all revenues from Complete Packages with broadband access will be reported under IP/Internet and all revenues from Complete Packages without broadband access will be reported under network communications.

         Intersegment Revenues

    Broadband/Fixed Network’s intersegment revenues, which include revenues from Business Customers, Mobile Communications Europe and Mobile Communications USA and Group Headquarters and Shared Services, amounted to EUR 3,640 million in 2008, an increase of EUR 22 million, or 0.6%, compared to intersegment revenues of EUR 3,618 million in 2007.

    This increase was mainly due to increased intersegment revenues as a result of revenues for services provided by T-Home’s service company Deutsche Telekom Kundenservice GmbH (DTKS) to T-Mobile Deutschland arising from the initial consolidation of DTKS in 2007 where full-year revenues were realized for the first time in 2008. This increase in intersegment revenues was also due to increased revenues for services provided by ActiveBilling to T-Mobile Deutschland and the Business Customers operating segment, where full-year revenues were also realized for the first time in 2008. These increases were mostly offset by a decrease in intersegment revenues from the Business Customers operating segment as a result of lower quantities of services purchased on behalf of its business customers.

    Broadband/Fixed Network’s intersegment revenues in 2007 decreased by EUR 531 million, or 12.8%, to EUR 3,618 million compared to intersegment revenues of EUR 4,149 million in 2006. This decrease was mainly due to decreased intersegment revenues from the Business Customers operating segment as a result of lower quantities of services purchased on behalf of its business customers and market driven price reductions. This decrease was also due to decreased intersegment revenues from Group Headquarters and Shared Services, primarily as a result of decreased advertising revenues.

         Net Revenues

    Broadband/Fixed Network’s net revenues decreased by EUR 1,381 million, or 7.2%, to EUR 17,691 million in 2008 compared to EUR 19,072 million in 2007. The decrease in Broadband/Fixed Network’s net revenues was primarily due to a decrease in net revenues from network communications as well as decreased wholesale services interconnection call revenues. These decreases in Broadband/Fixed Network’s net revenues in 2008 were partially offset by an increase in IP/Internet net revenues.

    Network communications net revenues decreased by EUR 1,048 million, or 10.3%, to EUR 9,095 million in 2008, mainly resulting from a decrease in call revenues. The decrease in call revenues was due to a decrease in the number of fixed-network access lines and to a decrease in unbilled minutes due to increased acceptance of Complete Packages with a flat-rate component as a consequence of the competitive environment primarily in Germany and, to a lesser extent, competitive pressure from fixed-to-mobile substitution. The decrease in Broadband/Fixed Network’s network communications net revenues was also due to lower access revenues as a result of the decrease in the number of fixed-network access lines.

    Net revenues from wholesale services decreased by EUR 78 million, or 1.9%, to EUR 4,050 million in 2008, primarily due to a decrease in revenues from price and volume driven revenue decreases in interconnection minutes revenues, Resale DSL (ULL) resulting from customer migration to the lower priced IP-BSA product alternative, and a decrease in collocation revenues and interconnection access revenues due to a decrease in demand. The decrease in net revenues from wholesale services was only partly offset by an increase in unbundled local loop revenues resulting from continued customer migration to alternative carriers.

    IP/Internet net revenues decreased by EUR 143 million, or 5.0%, to EUR 2,726 million in 2008, primarily due to lower IP/Internet access revenues, subscription revenues and usage revenues due to price decreases and increased customer acceptance of Complete Packages. The decrease in IP/Internet net revenues was partially offset by increases in DSL access and broadband rate customers resulting from increased customer acceptance of Complete Packages offered by T-Home as well as increased revenues arising from the initial consolidation of ImmobilienScout in October 2007 where full-year revenues were realized for the first time in 2008.

    Net revenues from other services decreased by EUR 111 million, or 5.8%, to EUR 1,820 million in 2008. This decrease was due to a decrease in revenues from third-party maintenance revenues resulting from decreased demand for value-added services such as public payphones, T-Home’s shared cost services, T-Vote Call and 0180 Call, and directory-assistance. The decrease was also due to a decrease in terminal equipment sales and rental revenues due to a decrease in demand for these products. The decrease in other services net revenues was only partially offset by an increase in revenues from congstar.

    Broadband/Fixed Network’s net revenues decreased by EUR 1,294 million, or 6.4%, to EUR 19,072 million in 2007 compared to EUR 20,366 million in 2006. The decrease in Broadband/Fixed Network’s net revenues was primarily due to a decrease in net revenues from network communications, decreased IP/Internet revenues and decreased wholesale services interconnection call revenues. These decreases in Broadband/Fixed Network’s net revenues in 2007 were partially offset by a slight increase in unbundled local loop and Resale DSL revenues and, to a lesser extent, an increase in terminal equipment revenues as a result of an increased acceptance of Complete Packages.

Components of Total Revenues

    The components of Broadband/Fixed Network’s total revenues are listed in the following table:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Total domestic revenues	19,055	20,078	21,835	(5.1)	(8.0)
Network communications	9,026	10,138	11,240	(11.0)	(9.8)
Wholesale services	4,404	4,482	4,302	(1.7)	4.2
IP/Internet	2,504	2,452	3,000	2.1	(18.3)
Other services	3,121	3,006	3,293	3.8	(8.7)
Total international revenues(1)	2,329	2,654	2,680	(12.2)	(1.0)
Magyar Telekom	1,152	1,219	1,169	(5.5)	4.3
T-Hrvatski Telekom	718	740	741	(3.0)	(0.1)
Slovak Telekom	459	458	420	0.2	9.0
Other intrasegment revenues(2)	(53)	(42)	—	n.a.	n.a.
Total revenues	21,331	22,690	24,515	(6.0)	(7.4)

n.a.— not applicable
(1)           Includes operations of T-Online France and T-Online Spain through their effective dates of divestiture on June 29, 2007 and July 31, 2007, respectively, which accounted for revenues of EUR 237 million in 2007 and
                EUR 350 million in 2006 .
(2)           Other intrasegment revenues relate to a change in consolidation method relating to the revenues between Broadband/Fixed Network’s domestic and international operations.

         Total Domestic Revenues

    Total domestic revenues, which are derived from T-Home’s operations in Germany, decreased by EUR 1,023 million, or 5.1%, to EUR 19,055 million in 2008, from EUR 20,078 million in 2007 and accounted for 89.3% of Broadband/Fixed Network’s total revenues in 2008. The decrease in Broadband/Fixed Network’s total domestic revenues was primarily due to a decrease in total domestic revenues from network communications and wholesale services. This decrease was partially offset by an increase in revenues from IP/Internet and other services.

    Total domestic revenues, decreased by EUR 1,757 million, or 8.0%, to EUR 20,078 million in 2007, from EUR 21,835 million in 2006. The decrease in Broadband/Fixed Network’s total domestic revenues was primarily due to a decrease in total domestic revenues from network communications, IP/Internet and other services. This decrease was partially offset by an increase in revenues from wholesale services related to the unbundled local loop and Resale DSL. Domestic revenues accounted for 88.5% of Broadband/Fixed Network’s total revenues in 2007.

     Network Communications

    Network communications revenues consist of revenues from network access products and calling services. Revenues from network access products include monthly access charges and installation fees. Revenues from calling services include call charges relating to local, regional and long-distance calls, international calls, calls to mobile networks and calls to dial-up ISPs. Broadband/Fixed Network offers a number of rate plans with flat-rate components. Broadband/Fixed Network has exclusively offered these flat-rates as part of the Complete Package offerings. Rate plans which do not contain a flat-rate component are typically based on a call charge model. Call charges vary, depending on the rate plan or tariff in effect at the time a call is initiated. Broadband/Fixed Network customers are able to choose from a variety of calling plans designed to suit a range of individual and business needs.

    In 2008, network communications total revenues decreased by EUR 1,112 million, or 11.0%, to EUR 9,026 million in 2008, from EUR 10,138 million in 2007. As in the prior year, the decrease was due to a decline in call and access revenues as a result of competition. The decrease in call revenues was due to a decrease in the number of access lines and increased acceptance of Complete Packages with a flat-rate component. Increased revenues from customers using Broadband/Fixed Network’s Complete Packages was insufficient to compensate for revenue losses resulting from the overall customer decline in the access area.

    Broadband/Fixed Network expects that its network communications revenues and market share will continue to decrease, primarily as a result of substitution by cable network operators, increased competition from other fixed-network providers with fully integrated bundled packages and fixed-to mobile substitution. Furthermore, technological developments as well as regulatorily mandated price reductions are also expected to adversely affect network communications revenues.

    In 2007, network communications total revenues decreased by EUR 1,102 million, or 9.8%, to EUR 10,138 million, from EUR 11,240 million in 2006.  Increased revenues from customers adopting Broadband/Fixed Network’s Complete Packages was insufficient to compensate for revenue losses resulting from the overall customer decline in the access area.

    Wholesale Services

Broadband/Fixed Network’s wholesale services business primarily consists of providing services to national and international carriers, and to other Deutsche Telekom Group companies. Wholesale services include national and international interconnection, access to the unbundled local loop, resale access products (such as Resale DSL / IP-BSA), IP-related services and network services (e.g., carrier-specific transmission paths and networks).

    Total revenues from wholesale services decreased by EUR 78 million, or 1.7%, to EUR 4,404 million in 2008, from EUR 4,482 million in 2007. The decrease in wholesale services revenues was primarily due to a decrease in revenues from interconnection minutes resulting from price and volume driven decreases, Resale DSL revenues resulting from customer migration to the lower priced IP-BSA product alternative, and a decrease in collocation revenues and interconnection access revenues due to a decrease in demand. The decrease in revenues from wholesale services was only partly offset by an increase in unbundled local loop revenues resulting from continued customer migration to alternative carriers.

    Broadband/Fixed Network expects that its wholesale services revenues will continue to decrease as a result of decreases in interconnection and collocation revenues, regulatorily mandated price reductions as well as customer migration to the lower priced IP-BSA product alternative.

    Broadband/Fixed Network expects that its wholesale services revenues will continue to decrease as a result of decreases in interconnection and collocation revenues, regulatorily mandated price reductions as well as customer migration to the lower priced IP-BSA product alternative

    Total revenues from wholesale services increased by EUR 180 million, or 4.2%, to EUR 4,482 million in 2007, from EUR 4,302 million in 2006, primarily due to an increase in demand for high bitrate unbundled local loop lines and Resale DSL. These increases in wholesale services revenues were largely offset by decreases in revenues from interconnection services primarily as a result of a decrease in demand for retail lines, and a decrease in call-by-call and preselection resulting from an increased acceptance of flat-rate plans. Additionally, fixed-to-mobile termination revenues also decreased as a result of direct network interconnection among mobile operators. Further, all interconnection services were subject to price reductions mandated by the Federal Network Agency.

    IP/Internet

    IP/Internet revenues mainly consist of retail subscription fees, usage fees, online advertising and business-to-business (“B2B”) services.

    Subscription fees comprise fixed monthly payments under subscription plans and DSL access revenues for customers with a broadband access line. This revenue component generally includes established consumer products, including Internet access plans that incorporate a basic charge and also portions of the Complete Packages.

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

    IP/Internet revenues increased by EUR 52 million, or 2.1%, from EUR 2,452 million in 2007, to EUR 2,504 million in 2008. The increase in IP/Internet revenues was primarily due to significant increases in DSL access and broadband rate customers resulting from increased customer acceptance of Complete Packages offered by T-Home, and to increased revenues arising from the initial consolidation of ImmobilienScout24 in October 2007 where full-year revenues were realized for the first time in 2008.The increase in net revenues was mostly offset by lower IP/Internet access revenues, subscription revenues and usage revenues due to price decreases and increased customer acceptance of Complete Packages.

    IP/Internet revenues decreased by EUR 548 million, or 18.3%, from EUR 3,000 million in 2006, to EUR 2,452 million in 2007. The decrease in IP/Internet revenues was primarily due to a decrease in subscription revenues as a result of customer migration from fixed network tariffs to lower priced Complete Packages offerings as well as a decrease in advertising and B2B revenues.

    Other services

    Other services revenues mainly consist of revenues from data communications, value-added services and terminal equipment, as well as other revenues, which were previously reported separately. Data communications include revenues from leased lines and TDN, and Ethernet products. T-Home’s other business customers are primarily serviced by the Business Customers operating segment. Revenues from value-added services include revenues from toll-free numbers, shared-cost numbers, public payphones, T-VoteCall, premium-rate services, directory-assistance services and other operator services, such as call-center services. Revenues from terminal equipment sales consist of revenues from the sale and rental of conventional and ISDN telephones, and PBXs, which relate to Broadband/Fixed Network’s fixed-line network.

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

    Total other services revenues increased by EUR 115 million, or 3.8%, to EUR 3,121 million in 2008, from EUR 3,006 million in 2007. This increase was primarily due to higher revenues for services provided by T-Home’s service companies to T-Mobile Deutschland purchased on behalf of its mobile customers as well as increased revenues for services provided by ActiveBilling to T-Mobile Deutschland and Business Customers operating segment. This increase in other services revenues was mostly offset by a decrease in intersegment revenues from the Business Customers operating segment as a result of lower quantities of services purchased on behalf of its business customers. This increase was also partly offset by a decrease in revenues from third-party maintenance revenues resulting from decreased demand for value-added services such as public payphones, T-Home’s shared cost services, T-Vote Call and 0180 Call, and directory-assistance. The decrease was also due to a decrease in terminal equipment sales and rental revenues due to a decrease in demand for these products.

    Total other services revenues decreased by EUR 287 million, or 8.7%, to EUR 3,006 million in 2007, from EUR 3,293 million in 2006. This decrease was due to decreased revenues from third-party maintenance revenues resulting from decreased demand, decreased TDN revenues due to a migration of customers to wholesale services and, to a lesser extent, decreased demand, as well as a decrease in revenues, from other operating segments. This decrease in other services revenues was also due to a decrease in revenues from Broadband/Fixed Network’s premium-rate services, especially T-Vote Call resulting from the change to a commission-based billing model for these services in 2006, as well as a decrease in rental revenues from terminal equipment. The decrease in other services revenues was only partially offset by increases in revenues from the sale of terminal equipment related to increased customer adoption of Complete Packages.

        Total International Revenues

    Total international revenues include revenues from Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom. T-Online France and T-Online Spain were divested in 2007. Mobile services revenues generated by the Central and Eastern European subsidiaries are reported under the Mobile Communications Europe operating segment.

    The Central and Eastern European subsidiaries generate revenues from fixed-line network services, data communications services, wholesale services, IP/Internet services and other services such as multimedia broadcasting services.

    Total international revenues decreased in 2008 by EUR 325 million, or 12.2%, to EUR 2,329 million, from EUR 2,654 million in 2007. This decrease was primarily due to decreased revenues resulting from the deconsolidation of T-Online France and T-Online Spain. This decrease in total international revenues was also due to the decreases in fixed-network revenues in all three Central and Eastern European subsidiaries as a result of intense competition in traditional fixed-network communication and fixed-to-mobile substitution as well as decreased wholesale revenues as a result of decreased wholesale traffic in Hungary and Montenegro. These decreases in revenues from Central and Eastern European subsidiaries were only partially offset by positive exchange rate effects as well as by increases in IP/ Internet revenues resulting from increased demand for broadband products in Central and Eastern Europe, and to a lesser extent, an increase in wholesale revenues at Slovak Telekom due to increased wholesale traffic.

    Broadband/Fixed Network expects that fixed-network revenues at the Central and Eastern European subsidiaries will continue to decrease in 2009. Broadband/Fixed Network also expects that the decline in revenues at the Central and Eastern European subsidiaries will be offset partly by revenues from increased demand for broadband products. However, Broadband/Fixed Network expects the growth rate in the Central and Eastern European broadband markets to decrease as a result of increasing price pressure and first indications of market saturation.

    Total revenues from Broadband/Fixed Network’s Central and Eastern European subsidiaries increased in 2007 by EUR 87 million, or 3.7%, from EUR 2,330 million in 2006. This increase was primarily the result of positive exchange rate effects as well as increased IP/Internet and wholesale services revenues due to an increase in demand for these products in all three subsidiaries. At Magyar Telekom and Slovak Telekom, both resale DSL and wholesale network services revenues increased due to an increase in customer demand. In T-Hrvatski Telekom wholesale services revenues increased due to the introduction of new services for other fixed-line network operators and increased international telephone traffic. These increases in total revenues from Broadband/Fixed Network’s Central and Eastern European subsidiaries were largely offset by a decrease in fixed-line revenues, resulting mainly from competition from other fixed-line operators and continued mobile substitution. Magyar Telekom’s fixed-line revenues were also affected by competition from cable telephony.

Operating Expenses

    The following discussions provide information regarding the components of Broadband/Fixed Network’s operating expenses.

	For the years ended December 31,(1)
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Cost of sales	11,751	12,800	14,189	(8.2)	(9.8)
Selling expenses	5,268	5,705	5,892	(7.7)	(3.2)
General and administrative expenses	1,691	1,731	1,775	(2.3)	(2.5)
Other operating expenses	180	148	84	21.6	76.2
Total	18,890	20,384	21,940	(7.3)	(7.1)

Cost of Sales

    Cost of sales decreased by EUR 1,049 million, or 8.2% to EUR 11,751 million in 2008, compared to EUR 12,800 million in 2007. This decrease was primarily due to decreased personnel costs resulting from a decrease in restructuring costs and to a decrease in goods for resale and equipment costs corresponding to the decrease in revenues. Cost of sales also decreased due to decreased interconnection costs due to reduced demand for interconnection services as well as to a decrease in depreciation and amortization costs. Furthermore, cost of sales decreased due to the divestiture of T-Online France and T-Online Spain in 2007. These decreases in cost of sales were only partly offset by increases in costs due to reassignment of ActiveBilling to the Broadband/Fixed Network operating segment.

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

Selling Expenses

    Broadband/Fixed Network’s selling expenses decreased by EUR 437 million, or 7.7%, to EUR 5,268 million in 2008, compared to EUR 5,705 million in 2007. The decrease in selling expenses was primarily due to decreased costs related to purchased third-party services, decreased commissions expenses, decreased expenses for billing services and decreased personnel expenses. The decrease in selling expenses was also due to a decrease in costs resulting from the divestiture of T-Online France and T-Online Spain in 2007. These decreases were offset, in part, by an increase in allowances for bad debts, increases in costs associated with the initial consolidation of the activities of ImmobilienScout, as well as a slight increase in marketing costs.

In 2007, Broadband/Fixed Network’s selling expenses decreased by EUR 187 million, or 3.2%, to EUR 5,705 million, compared to EUR 5,892 million in 2006. The decrease in selling expenses is primarily due to lower marketing costs, lower personnel costs, a decrease in billing service costs, and, to a lesser extent, a decrease in IT costs. Marketing costs in 2006 were higher due, in part, to T-Home’s sponsorship of the soccer world cup. Personnel costs decreased due to personnel headcount reductions and wage concessions. Billing service costs decreased due to a decrease in prices and volumes. These decreases were offset, in part, by increases in costs related to call center activities, increased expenditures related to Broadband/Fixed Network’s efforts to increase customer satisfaction, as well as increased customer acquisition costs.

General and Administrative Expenses

    General and administrative expenses decreased by EUR 40 million, or 2.3%, to EUR 1,691 million in 2008, compared EUR 1,731 million in 2007. This decrease in general and administrative expenses was due to decreased support and IT costs for services primarily provided from the Business Customers operating segment. This decrease was also due to decreased personnel costs. These decreases in general and administrative expenses were partially offset by increased costs related to the reassignment of ActiveBilling and the initial consolidation of ImmobilienScout in October 2007 to the Broadband/Fixed Network operating segment where full-year revenues were realized for the first time in 2008.

    In 2007, general and administrative expenses decreased by EUR 44 million, or 2.5%, to EUR 1,731 million, compared EUR 1,775 million in 2006. This decrease in general and administrative expenses was primarily due to an decrease in personnel costs, primarily as a result of a decrease in consulting expenses and a decrease in IT overhead costs. These decreases in general and administrative expenses were partly offset by increases in other costs related to IT-infrastructure.

Other Operating Expenses

    Other operating expenses amounted to EUR 180 million in 2008, representing an increase of EUR 32 million or 21.6%, compared to EUR 148 million in 2007. This increase was primarily due to an increased impairment charge recorded for the goodwill in Magyar Telekom’s fixed-network as a result of expected price reductions due to competition. This increase was partially offset by a decrease in losses on disposal of assets.

    In 2007, other operating expenses amounted to EUR 148 million, representing an increase of EUR 64 million, or 76.2%, compared to EUR 84 million in 2006. This increase was primarily due to the change in the billing model for services charged to Broadband/Fixed Network. This increase was partially offset by a decrease in goodwill impairment related costs.

          Other Operating Income

    Other operating income decreased by EUR 471 million, or 49.9%, to EUR 473 million in 2008, compared to EUR 944 million in 2007. This decrease in other operating income was primarily due to a decrease in gains on disposal of assets relating to the disposal of T-Online Spain and T-Online France in 2007.

    Other operating income increased by EUR 163 million, or 20.9%, to EUR 944 million in 2007, compared to EUR 781 million in 2006. This increase in other operating income was primarily due to a gain on disposal of assets relating to the disposal of T-Online Spain and T-Online France in 2007.

Depreciation, Amortization and Impairment Losses

    Depreciation, amortization and impairment losses at Broadband/Fixed Network decreased by EUR 63 million, or 1.7%, to EUR 3,612 million in 2008, from EUR 3,675 million in 2007. This decrease was primarily due to decreased investments in network infrastructure as which has led to a decrease in depreciation and amortization costs, primarily as a result of the increasing number of network assets that have been fully depreciated. This decrease was partially offset by an increase in depreciation costs resulting from increased software and software related costs, an impairment charge recorded for the goodwill in Magyar Telekom’s fixed-network as a result of decreased prices due to competition, as well as increased costs due to reassignment of ActiveBilling to the Broadband/Fixed Network operating segment.

    In 2007, depreciation, amortization and impairment losses decreased by EUR 164 million, or 4.3%, to EUR 3,675 million, from EUR 3,839 million in 2006. This decrease was primarily related to lower depreciation and amortization associated with Broadband/Fixed Network’s fixed-line network, which was primarily due to the increasing number of assets that had been fully depreciated, as well as from a decrease in investment in fixed-assets in prior years. This decrease was partly offset by an increase in depreciation costs resulting from increased investment in the high-speed access network.

Personnel Costs

    Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits. Personnel costs decreased by EUR 382 million, or 6.7%, to EUR 5,323 million in 2008, compared to EUR 5,705 million in 2007, primarily as a result of a decrease in the average number of employees of 3.5% in Germany and abroad. This decrease was also partially due to a decrease in costs for early retirement. The decrease in personnel costs was partly offset by an increase in personnel costs due to reassignment of ActiveBilling and call centers to the Broadband/Fixed Network operating segment.

    In 2007, personnel decreased by EUR 829 million, or 12.7%, to EUR 5,705 million, compared to EUR 6,534 million in 2006, primarily as a result of a decrease in the average number of employees of 8.7%, including the divestiture of T-Online France and T-Online Spain.

Capital Expenditures

    Broadband/Fixed Network capital expenditures increased by EUR 329 million, or 11.7% to EUR 3,134 million in 2008, compared to EUR 2,805 million in 2007. This increase was primarily due to increased investments in Germany. This was mainly attributable to investments in operating software and next generation network infrastructure technologies.

    Broadband/Fixed Network capital expenditures decreased by EUR 445 million, or 13.7% to EUR 2,805 million in 2007, compared to EUR 3,250 million in 2006. This decrease was primarily due to decreased investments in Germany. This was mainly attributable to a slower expansion of the high-speed access network in 2007. The decrease in Broadband/Fixed Network’s capital expenditures was also due to decreased investment in Western Europe as a result of the divestiture of T-Online France and T-Online Spain.

Business Customers

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Net revenues	8,456	8,971	9,301	(5.7)	(3.5)
Intersegment revenues	2,554	3,016	3,568	(15.3)	(15.5)
Total revenues	11,010	11,987	12,869	(8.2)	(6.9)

    The majority of customers of the Business Customers and Corporate Customers business units are headquartered in Germany, although Business Customers’ principal markets also include Europe and, to a lesser extent, North and South America, Asia and South Africa. In 2008, domestic operations contributed 75.5% of Business Customers’ total revenues, compared to 79.1% in 2007 and 81.8% in 2006.

Net Revenues

    Business Customers’ net revenues (total revenues excluding intersegment revenues) amounted to EUR 8,456 million, a decrease of 5.7% compared to 2007. This decrease was mainly attributable to changes in the composition of the Group (especially in the Telecommunications area) and to lower net revenues in Systems Integration and Telecommunication unit, primarily caused by decreases in prices and volumes. This decrease was offset in part by an increase in net revenues at the Computing & Desktop Services (CDS) unit.

Business Customers’ net revenues in 2007 amounted to EUR 8,971 million, a decrease of 3.5% compared to 2006. This decrease was a result of lower net revenues in telecommunication services, primarily caused by decreases in prices and volumes. This decrease was partially offset by an increase in net revenues from Systems Integration.

Total Revenues

    Business Customers’ total revenues include both net revenues from external customers and revenues from the Group’s other operating segments and affiliates. In addition to providing data processing, other information technology services, such as the provision of computer center services, desktop services and application services to third parties, T-Systems is the primary provider of such services to the Deutsche Telekom Group.

    Business Customers’ total revenues amounted to EUR 11,010 million in 2008, a decrease of EUR 977 million, or 8.2%, as compared with EUR 11,987 million in 2007. The decrease in total revenues was primarily a result of the changes in the composition of the group (primarily the divestiture of Media & Broadcast and ActiveBilling) and, to a lesser extent, from the decline in total revenues from telecommunications services as a result of pricing pressure and lower volumes. In addition, revenues from CDS declined due to lower intersegment revenues. In the CDS unit, the decrease was due to deconsolidation effects which were partially offset by an increase in volumes.

    Business Customers’ total revenues amounted to EUR 11,987 million in 2007, a decrease of EUR 882 million, or 6.9%, as compared with EUR 12,869 million in 2006. The decrease in total revenues was primarily a result of lower total revenues from telecommunications services as a result of pricing pressure and lower volumes. In addition, revenues from CDS and Systems Integration declined due to lower intersegment revenues.

    Intersegment revenues amounted to EUR 2,554 million in 2008, representing a decrease of 15.3%, compared to EUR 3,016 million in 2007. Intersegment revenues decreased primarily at CDS in 2008, primarily as a result of reduced prices and volumes, offset in part by the increase at Systems Integration.

    Intersegment revenues amounted to EUR 3,016 million in 2007, representing a decrease of 15.5%, compared to EUR 3,568 million in 2006. Intersegment revenues decreased primarily at CDS in 2007 as a result of reduced prices and volumes from other Group companies.

    In 2008, 23.2% of total revenues were attributable to intersegment revenues, compared to 25.2% in 2007 and 27.7% in 2006. In 2008, 36.8% of the CDS total revenues, 34.6% of the Systems Integration total revenues and 10.3% of the Telecommunications total revenues, were from other companies within the Group, compared to 44.3%, 31.4% and 10.4%, respectively, in 2007, and 48.3%, 40.2%,and 19.3 respectively, in 2006.

    Domestic revenues amounted to EUR 8,318 million in 2008, a decrease of EUR 1,163 million, or 12.3%, as compared with EUR 9,481 million in 2007. This decrease was a result of the intense competition in Germany, particulary in the CDS business, and to a lesser extent, in the Telecommunications business. International revenues amounted to EUR 2,692 million in 2008, an increase of EUR 186 million, or 7.4%, as compared with EUR 2,506 million in 2007. This increase was primarily the result of the internationalization strategy of T-Systems.

    Domestic revenues amounted to EUR 9,481 million in 2007, a decrease of EUR 1,049 million, or 10.0%, as compared with EUR 10,530 million in 2006. This decrease was a result of the intense competition in Germany in all areas, particularly in the CDS business. International revenues amounted to EUR 2,506 million in 2007, an increase of EUR 167 million, or 7.1%, as compared with EUR 2,339 million in 2006. This increase was primarily the result of the internationalization strategy of T-Systems and the acquisition of gedas on March 31, 2006.

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Computing & Desktop Services	3,788	4,166	4,554	(9.1)	(8.5)
Systems Integration	1,715	1,711	1,783	0.2	(4.0)
Telecommunications	5,507	6,110	6,532	(9.9)	(6.5)
Total revenues	11,010	11,987	12,869	(8.2)	(6.9)

Computing & Desktop Services

    Computing & Desktop Services revenues are comprised of revenues from:
          Desktop Services & Solutions, which delivers, operates and maintains desktop systems for customers; and
         Computing Services & Solutions, which operates customers’ data centers and manages customer servers, systems, databases and applications. The Deutsche Telekom Group was CDS’ largest customer in 2008, 2007    and 2006.

    CDS’ total revenues decreased by EUR 378 million 2008, or 9.1%, to EUR 3,788 million, compared to EUR 4,166 million in 2007.  External revenues were 63.2% of CDS’ total revenues in 2008, compared to 55.7% in 2007 and 51.7% in 2006. Total revenues declined due to changes in the composition of the group and lower revenues from PC workstation-related services within the Deutsche Telekom Group, primarily as a result of a decrease in prices resulting from cost cutting measures and a decrease in volumes resulting from a decrease in personnel at Deutsche Telekom in Germany.

    Net revenues of CDS nevertheless increased as a result of additional contracts won which offset falling prices in the IT business.

    CDS’ total revenues decreased by EUR 388 million 2007, or 8.5%, to EUR 4,166 million, compared to EUR 4,554 million in 2006. Lower revenues from PC workstation-related services within the Group resulted in a decrease in total revenues at CDS due to a decrease in prices resulting from cost cutting measures and a decrease in volumes resulting from a decrease in personnel at Deutsche Telekom. Net revenues of CDS decreased slightly as a result of lower volumes and prices.

Systems Integration

    Systems Integration receives revenues from providing advice and assistance for an enterprise’s entire “plan-build-run” lifecycle. Revenues from Detecon are also reported under Systems Integration.

    Systems Integration total revenues increased by EUR 4 million in 2008, or 0.2%, to EUR 1,715 million, compared to EUR 1,711 million in 2007.  This increase was primarily the result of higher revenues from Deutsche Telekom Group companies, partially offset by decreasing prices and lower IT budgets relating to external customers. In 2008, net revenues were 65.4% of Systems Integration’s total revenues, compared to 68.6% in 2007. Initial successes from the strategic partnership with Cognizant were not sufficient to compensate for the price-driven decrease in revenue at Systems Integration.

    Systems Integration total revenues decreased by EUR 72 million in 2007, or 4.0%, to EUR 1,711 million, compared to EUR 1,783 million in 2006. This decrease was primarily the result of lower revenues from Deutsche Telekom Group companies. In 2007, external revenues were 68.6% of Systems Integration’s total revenues, compared to 59.8% in 2006.

Telecommunications

    Telecommunications revenues consist of sales of telecommunications products and services to T-Systems’ multinational business customers.

    Telecommunications Services’ total revenues decreased by EUR 603 million in 2008, or 9.9%, to EUR 5,507 million, compared to EUR 6,110 million in 2007. This decrease was primarily the result of the sale of Media & Broadcast in January 2008 and a decrease in prices and volumes. Pricing pressure is expected to continue in 2009. External revenues were 89.7% of Telecommunications Services’ total revenues in 2008, compared to 89.6% in 2007.

    Telecommunications Services’ total revenues decreased by EUR 422 million in 2007, or 6.5%, to EUR 6,110 million, compared to EUR 6,532 million in 2007. This decrease was primarily the result of a decrease in prices and volumes. External revenues were 89.6% of Telecommunications Services’ total revenues in 2007, compared to 90.0% in 2006.

Operating Expenses

    The following table provides information regarding the components of Business Customers’ operating expenses:

	For the years ended December 31,
	2008		2007		2006		2008/2007	2007/2006
	(in millions of €, except percentages)						(% change)
Cost of sales	9,058	77.9%	10,011	80.6%	11,208	80.9%	(9.5)	(10.7)
Selling expenses	1,680	14.4%	1,585	12.8%	1,648	11.9%	6.0	(3.8)
General and administrative expenses	858	7.4%	765	6.2%	914	6.6%	12.2	(16.3)
Other operating expenses	37	0.3%	51	0.4%	89	0.6%	(27.5)	(42.7)
	11,633	100%	12,412	100%	13,859	100.0%	(6.3)	(10.4)

    Cost of Sales

    Cost of sales decreased by EUR 953 million in 2008, or 9.5%, to EUR 9,058 million compared to 2007. This decrease was due to decreased revenues in 2007, mainly influenced by the changes in the composition of the group and, to a lesser extent, due to lower equipment and service costs.

    Cost of sales decreased by EUR 1,197 million in 2007, or 10.7%, to EUR 10,011 million compared to 2006. This decrease was due to decreased revenues in 2007, and mainly reflected reduced equipment and service costs.

         Selling Expenses

    Selling expenses increased by EUR 95 million, or 6.0%, to EUR 1,680 million compared to 2007. This increase was primarily the result of the increased marketing expenses and the ongoing implementation of the sales and internationalization strategy partially offset by the efficiency programs and decreased personnel costs related to the personnel reduction initiative.

    Selling expenses decreased by EUR 63 million, or 3.8%, to EUR 1,585 million compared to 2006. This decrease was primarily the result of the efficiency programs and decreased personnel costs related to the personnel reduction initiative.

General and Administrative Expenses

    General and administrative expenses were EUR 858 million in 2008, representing an increase of EUR 93 million, or 12.2%, compared to 2007. This increase was primarily the result of increased consulting costs, partially offset by decreased personnel costs related to the personnel reduction initiative and other efficiency programs.

    General and administrative expenses were EUR 765 million in 2007, representing a decrease of EUR 149 million, or 16.3%, compared to 2006. This decrease was primarily the result of decreased personnel costs related to the personnel reduction initiative and other efficiency programs.

Other Operating Expenses

    Other operating expenses were EUR 37 million in 2008, representing a decrease of EUR 14 million, or 27.5%, compared to 2007. This decrease was primarily the result of lower restructuring costs in 2008. This decrease was partially offset by a decrease in losses on disposal of assets.

     Other operating expenses were EUR 51 million in 2007, representing a decrease of EUR 38 million, or 42.7%, compared to 2006. This decrease was primarily the result of lower restructuring costs in 2007 compared with 2006 and the implemented efficiency programs.

Other Operating Income

    Other operating income increased by EUR 515 million to EUR 617 million, compared to EUR 102 million in 2007. This increase was primarily the result of an increase in income deconsolidation due to the sale of Media & Broadcast.

    Other operating income decreased by EUR 53 million, or 34.2%, to EUR 102 million, compared EUR 155 million in 2006. This decrease in other operating income is primarily due to a decrease in income from transfers of costs, especially income from personnel cost reimbursements.

          Personnel Costs

    Personnel costs primarily consist of wages and salaries, but also include social security, pension costs and other employee benefits.

    Personnel costs decreased by EUR 118 million, or 3.0%, to EUR 3,882 million in 2008, compared to EUR 4,000 million in 2007, primarily as a result of the sale of Media & Broadcast, the transfer of ActiveBilling to the Broadband/Fixed Network operating segment at the beginning of 2008 and reduced headcount related to the personnel reduction initiative within Deutsche Telekom. The decrease was partially offset by increased personnel costs due to the implementation of the internationalization strategy.

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

    In 2008, total headcount decreased by 7.2% compared with 2007. The sale of Media & Broadcast and the transfer of ActiveBilling to the Broadband/Fixed Network operating segment at the beginning of 2008 reduced the number of employees by approximately 3,000 compared with the corresponding prior-year period. Another reason for the reduction of the total headcount was the result of the personnel reduction initiative.

Capital Expenditures

    At EUR 0.8 billion, capital expenditures decreased slightly as compared with 2007. The development of capital expenditures is mainly attributable to the transfer of non-current assets in connection with the large-scale contract with the oil company Royal Dutch Shell.

    Capital Expenditures increased by 15.8% in 2007, from EUR 795 million to EUR 921 million, as compared with 2006, mainly as a result of expenditures for certain assets of Centrica PLC that were taken over by T-Systems UK in 2007.

Group Headquarters and Shared Services

    The following table presents selected financial information concerning our Group Headquarters and Shared Services operating segment:

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Net revenues	599	423	372	41.6	13.7
Intersegment revenues	2,974	3,445	3,386	(13.7)	1.7
Total revenues	3,573	3,868	3,758	(7.6)	2.9
Loss from operations	(1,198)	(1,973)	(2,138)	39.3	7.7

Net Revenues

    In 2008, net revenues from Group Headquarters and Shared Services amounted to EUR 599 million, an increase of EUR 176 million, compared to 2007. Most of the net revenues in 2008 were derived from real estate services and, to a lesser extent, from fleet services. The increase in 2008 was mainly attributable to higher net revenues from real estate services and fleet services, primarily due to divestments in the consolidated group, and offset, in part, by lower net revenues at Vivento.

    Net revenues from Group Headquarters and Shared Services were EUR 423 million in 2007, an increase of EUR 51 million, compared to 2006. Most of the net revenues in 2007 were achieved from real estate services and, to a lesser extent, from fleet services and Vivento. The increase in 2007 was primarily attributable to higher net revenues from real estate services and to higher revenues from sales of used vehicles at fleet services.

Total Revenues

    In 2008, total revenues amounted to EUR 3,573 million, which were principally derived from our real estate operations (EUR 3.0 billion) and fleet services (EUR 0.4 billion). Total revenues in 2008 decreased by EUR 295 million, compared to 2007. The decrease was primarily attributable to lower revenues at Vivento due to the sale of Vivento Technical Services operations in 2007, the disposal of call center locations of Vivento Customer Services, and price reductions in the call center unit. Total revenues from real estate activities declined primarily as a result of lower revenues at Deutsche Funkturm GmbH, the sale of DeTe Immobilien and a lower volume of facility management activities billed to the operating segments. However, these revenue decreases were partially offset by volume-driven revenue growth at Power and Air Condition Solution Management GmbH & Co. KG and increased revenues at fleet services due to higher proceeds from vehicle sales within the regular replacement process. Deutsche Telekom Accounting GmbH, which was established in 2008, generated revenue from charging the operating segments for accounting services.

    In 2007, total revenues amounted to EUR 3,868 million, which were principally realized from our real estate operations (EUR 3.1 billion), fleet services (EUR 0.4 billion) and Vivento business operations (EUR 0.4 billion). Total revenues in 2007 increased by EUR 110 million, compared to 2006. The increase was primarily attributable to higher revenues generated by the call center unit as a result of an expansion of its business activities and to fleet services due to higher proceeds from vehicle sales within the regular replacement process and to a higher average number of vehicles. Total revenues from real estate activities increased slightly primarily due to higher revenues at Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH and due to a higher volume of facility management activities billed to the operating segments. However, these revenue increases were partially offset by a decline in revenues for other services of the real estate group, caused by rental fee reductions for technical areas and leasing optimization through the operating segments.

Loss From Operations

    Loss from operations amounted to EUR 1,198 million in 2008, a decrease of EUR 775 million compared to 2007. The decrease in loss from operations was mainly attributable to lower expenses for staff-related measures, primarily for early retirement arrangements for civil servants.

    The negative impact Vivento had on the results of Group Headquarters and Shared Services was reduced in 2008 compared to 2007. In 2007, loss from operations was negatively affected by expenses related to the transfer of Vivento Technical Services. The disposal of call center locations and the improvement in loss from operations following the transfer of Vivento Technical Services and the disposal of call center locations were other factors positively influencing loss from operations. Furthermore, the reduced number of Vivento staff led to a reduction in personnel costs. These positive effects were partially offset by revenue decreases resulting from price reductions in the call center unit.

    Profits from real estate services and fleet services amounted to EUR 0.5 billion in 2008. The increase of EUR 0.1 billion compared to 2007 was mainly the result of lower depreciation and amortization related to our real estate property. In addition, profits from real estate and fleet services benefited from the reclassification of real estate from assets held for sale to non-current assets and the recognition of a receivable related to an electricity tax reimbursement. Furthermore, a decrease in provisions, primarily for voluntary redundancy payments related to our real estate services, contributed to the improvement. These positive developments were partially offset by expenses related to the disposal of DeTeImmoblien and lower earnings from property sales.

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

    In 2007, the negative impact Vivento had on the results of Group Headquarters and Shared Services increased slightly compared to 2006. This was primarily attributable to the expenses related to the transfer of Vivento Technical Services and to the disposal of call center locations of Vivento Customer Services. These negative effects were partially offset by lower personnel costs as a result of the reduced number of Vivento staff, as well as by Vivento’s revenue growth and productivity increase. Another positive effect resulted from the discontinuation of expenses relating to the transfer of the Telekom Direkt business unit from Vivento to the Broadband/Fixed Network operating segment in 2006.

    Loss from operations in 2007 was positively influenced by lower expenses for centralized marketing activities. In 2006, loss from operations was positively affected by the reversal of a provision in connection with the completion of the arbitration proceeding with Deutsche Post AG, relating to a housing assistance program (Wohnungsfürsorge). There was no similar effect in 2007.

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

Net Cash from Operating Activities

    Net cash from operating activities amounted to EUR 15.4 billion in 2008, compared with EUR 13.7 billion in 2007. The increase was primarily attributable to lower payments for restructuring, positive developments in working capital and lower interest payments. The higher interest payments in 2007 resulted in part due to final interest payments of maturing bonds and medium term notes with historically high coupon rates. In the first part of 2008, we used lower interest rate short-term financing to replace them. Later in 2008, this short-term financing was replaced by the issuance of long-term debt where no interest payments were due in 2008. Income tax payments had an offsetting effect, however. Income tax payments of EUR 0.5 billion were recorded in 2008, compared with net refunds of EUR 0.2 billion in the prior year.

    Net cash from operating activities amounted to EUR 13.7 billion in 2007, compared with EUR 14.2 billion in 2006. This decrease is primarily attributable to the negative development of working capital, partially offset by a positive effect from tax payments totalling EUR 1.4 billion compared with 2006. Income tax receipts of EUR 0.2 billion were recorded in 2007 as compared with tax payments of EUR 1.2 billion in 2006. In addition, net interest payments were reduced by EUR 0.3 billion compared to 2006.

Net Cash Used in Investing Activities

    Net cash used in investing activities totaled EUR 11.4 billion in 2008 as compared with EUR 8.1 billion in 2007. This change was primarily the result of cash outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 3.1 billion as compared with outflows totaling EUR 1.5 billion for Orange Nederland and Immobilien Scout in 2007. In addition, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.7 billion, primarily as a result of the 2G and 3G network roll-out in the United States, while inflows for property, plant and equipment decreased by EUR 0.4 billion, in particular as a result of lower real estate disposals.

    Net cash used in investing activities totaled EUR 8.1 billion in 2007 as compared with EUR 14.3 billion in 2006. This change was primarily the result of lower cash outflows for investments in intangible assets and property, plant and equipment, which declined by a total of EUR 3.8 billion. This decline was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in 2006 for EUR 3.3 billion for which there was no comparable single investment in 2007. Furthermore, proceeds from the disposal of property, plant and equipment were EUR 0.2 billion higher than in the prior year.

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

    Net Cash Used in Financing Activities

    Net cash used in financing activities in 2008 totaled EUR 3.1 billion, compared with EUR 6.1 billion in 2007. This change was mostly attributable to higher proceeds from the issue of non-current financial liabilities of EUR 4.9 billion, while repayments decreased by EUR 0.9 billion. Current financial liabilities, on the other hand, included a year-on-year net increase in repayments amounting to EUR 2.6 billion. In addition, dividend payments increased by EUR 0.2 billion year-on-year, mainly as a result of an increase in dividend payments of Deutsche Telekom AG.

    The issue of financial liabilities in 2008 included the issue of medium-term notes totaling EUR 1.8 billion, the issue of  Eurobonds totaling EUR 1.5 billion, the issue of USD bonds totaling EUR 1.0 billion, and the issue of Samurai bonds totaling EUR 0.3 billion. In addition, EUR 1.4 billion of promissory notes (shown as liabilities to banks) were issued, commercial paper was issued for a net amount of EUR 0.6 billion, and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark bond issue of EUR 2.0 billion, medium-term notes of EUR 1.5 billion, U.S. dollar bonds amounting to EUR 0.5 billion, as well as bonds issued and credit lines drawn by SunCom amounting to EUR 0.7 billion, were repaid during 2008. Net repayments of drawdowns under short-term credit lines amounting to EUR 1.4 billion were also made, and a loan of EUR 0.2 billion from Kreditanstalt für Wiederaufbau was repaid.

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

    In addition to net short-term drawdowns of credit lines amounting to EUR 1.4 billion, the issue of financial liabilities in 2007 consisted in particular of a medium-term note issue in the amount of EUR 0.5 billion as well as a loan of EUR 0.5 billion from the European Investment Bank. In 2007, a EUR 2.5 billion euro tranche of the 2002 global bonds, and medium-term notes of EUR 1.1 billion and ABS liabilities of EUR 1.1 billion were repaid.

    In addition, dividend payments increased from EUR 3.2 billion in 2006 to EUR 3.8 billion in 2007. This is partly a result of increases of EUR 0.1 billion in dividend payments at Deutsche Telekom AG, EUR 0.1 billion at T-Hrvatski Telekom, and EUR 0.1 billion at Slovak Telekom. Furthermore, a dividend payment of EUR 0.1 billion by MakTel was recorded in 2007, as was the dividend payment by Magyar Telekom for 2005 and 2006 amounting to EUR 0.2 billion, for which there were no comparable payments in the prior year.

    A positive effect also resulted from the buy-back of shares for EUR 0.7 billion in connection with the merger of T-Online International AG into Deutsche Telekom AG recorded in 2006, for which there was no comparable outflow in 2007.

Capital Resources

    The following table summarizes our total financial liabilities as of December 31, 2008, and December 31, 2007:

	As of December 31,2008	As of December 31,2007	Change	% Change
	(millions of €, except where indicated)
Bonds	34,302	32,294	2,008	6.2
Liabilities to banks	4,222	4,260	(38)	(0.9)
Promissory notes	887	690	197	28.6
Liabilities from derivatives	1,088	1,002	86	8.6
Lease liabilities	2,009	2,139	(130)	(6.1)
Other financial liabilities	4,086	2,521	1,565	62.1
Total	46,594	42,906	3,688	8.6

    Total financial liabilities increased as of December 31, 2008, as compared with December 31, 2007, primarily as a result of the issuance of bonds of EUR 1.5 billion, USD 1.5 billion (EUR 1.0 billion) and JPY 47.5 billion (EUR 0.3 billion), medium-term notes of EUR 1.8 billion (denominated in EUR, CZK, and GBP) and commercial paper issuances of EUR 0.6 billion (denominated in EUR and USD), offset, in part, by principal repayments of bonds at maturity of EUR 4.1 billion. Additionally, the increase in our position in Bonds also reflects the effective portion of fair value hedges totaling EUR 0.7 billion.

    The material terms of the liabilities issued in 2008 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in billions of €)
Fixed Rate Bonds	1.50	April 14, 2015	5.75%
Fixed Rate Bonds	0.47	August 20, 2013	5.88%
Fixed Rate Bonds	0.60	August 20, 2018	6.75%
Fixed Rate Bonds	0.26	February 22, 2013	2.47%
Floating Rate Bonds	0.12	February 22, 2013	JPYL6M + 1.3%
Medium-Term Notes	0.50	January 10, 2014	5.75%
Medium-Term Notes	0.75	September 10, 2014	5.88%
Medium-Term Notes	0.20	March 17, 2023	5.85%
Medium-Term Notes	0.26	November 27, 2028	8.88%
Medium-Term Notes	0.03	January 22, 2013	PRIBOR3M + 0.66%
EIB Loans	0.30	January 21. 2015	4.85%
EIB Loans	0.19	May 26, 2015	8.22%

    Cash and cash equivalents at December 31, 2008 increased by EUR 826 million, or 37.5%, to EUR 3,026 million, compared to EUR 2,200 million at December 31, 2007. For further information concerning the development of our debt and liquid assets, see notes (17) and (25) to notes to the consolidated financial statements.

    At December 31, 2008, the Federal Republic was the guarantor of EUR 2.1 billion of our liabilities, which were outstanding on January 1, 1995. For further details, see “Item 7. Major Shareholders and Related Party Transactions.”

    We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and commercial paper issued in various jurisdictions and in various currencies, and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2009.

    For a discussion of funding and treasury policies, see note (43) to notes to the consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Credit Ratings

    Our long-term corporate credit rating by Standard & Poor’s Ratings Services and Moody’s Investors Service was changed to BBB+/Baa1 with a stable outlook on May 19, 2008. On May 15, 2008, Fitch Ratings affirmed its senior unsecured and Issuer Default ratings at “A-” with a negative outlook .

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

Moody’s:

    Moody’s has nine generic long-term debt ratings, ranging from Aaa to C. Issuers rated Baa offer adequate financial security. However, certain protective elements may be lacking or may be unreliable over any great period of time. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

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

Step-up Provisions

    An improvement of our long-term senior unsecured debt ratings to A3 by Moody’s and A- by Standard & Poor’s would result in a 50 basis point decrease in interest rates due to step-up provisions on bonds with an aggregate principal amount of approximately EUR 9.2 billion at December 31, 2008. We estimate that such a step-up would result in a decrease in our interest expense of approximately EUR 46.1 million per annum.

    A lowering of our long-term senior unsecured debt ratings below Baa1 by Moody’s and BBB+ by Standard & Poor’s would result in a 50 basis point increase in interest rates due to step-up provisions on bonds and medium-term notes with an aggregate principal amount of approximately EUR 4.4 billion at December 31, 2008. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 22.0 million per annum.

Lines of Credit

    On December 31, 2008, our bilateral lines of credit consisted of standardized contracts with 28 banks, totaling EUR 16.8 billion. As of December 31, 2008, there were no borrowings outstanding under these agreements. In 2008, the average commitment fee was 0.092% (2007: 0.075%) for credit lines not drawn and Euribor + 0.19% (2007: + 0.15%) for credit lines drawn.

    The terms and conditions depend on our credit rating. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by mutual agreement for a further 12 months to renew the maturity of 36 months. The financial market crisis is affecting the extension of bilateral credit lines. In particular, certain institutions that have been split up, taken over by other banks or lack sufficient equity have not extended their credit lines. As a result, we expect the number of credit lines available to us to decrease over time. In accordance with their terms, each of the current credit lines is available to us for two years, from the date of notification that the relevant credit line will not be further extended. Of the 29 bilateral credit lines we had in effect on December 31, 2007, only the line provided by the now insolvent Lehman Brothers Commercial Paper Inc. can no longer be used.

    Our bilateral lines of credit do not include any financial covenants or material adverse change clauses. However, in the event we are taken over by a third-party, the individual lenders under these bilateral lines of credit and certain loan agreements to which we are also a party have the right to terminate the credit line and, if necessary, serve notice on it or demand repayment of the loans. A takeover is assumed when a third party, which can also be a group acting jointly, acquires control over us.

Capital Expenditures and Investments

    The following table provides information concerning our capital expenditures, investments in subsidiaries and non-current financial assets as well as proceeds from the sale of non-current assets and investments.

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Capital expenditures	8,707	8,015	11,806	8.6	(32.1)
Investments in subsidiaries and non-financial assets	4,291	1,811	2,889	n.m.	(37.3)
Proceeds from sales of non-current assets and investments	(1,252)	(1,782)	(795)	29.7	n.m.
Other	(362)	10	405	n.m.	(97.5)
Net cash used in investing activities	11,384	8,054	14,305	41.3	(43.7)

n.m.—not meaningful

 Capital Expenditures

The following table provides information about our capital expenditures by operating segment for the periods presented.

	For the years ended December 31,
	2008	2007	2006	2008/2007	2007/2006
	(millions of €)			(% change)
Mobile Communications Europe	1,897	1,938	1,950	(2.1)	(0.6)
Mobile Communications USA	2,540	1,958	5,297	29.7	(63.0)
Broadband/Fixed Network	3,134	2,805	3,250	11.7	(13.7)
Business Customers	839	921	795	(8.9)	15.8
Group Headquarters and Shared Services	435	471	508	(7.6)	(7.3)
Reconciliation	(138)	(78)	6	(76.9)	n.m.

Total capital expenditures(1)	8,707	8,015	11,806	8.6	(32.1)

n.m.—not meaningful

(1) Capital expenditures determined on a cash flow basis.

    The increase in total capital expenditures in 2008, compared to 2007, mainly relates to the purchase of networks 2G and 3G in the United States, as well as investments in operating software and next generation network infrastructure technologies.

    Total capital expenditures decreased significantly in 2007, by EUR 3,791 million, compared with 2006. This decline was mainly attributable to the acquisition of FCC licenses by T-Mobile USA in 2006 for which there was no comparable single investment in 2007.

    In 2009, we plan to invest approximately EUR 9 billion in property, plant and equipment and intangible assets (excluding goodwill).

    In the Mobile Communications Europe operating segment our capital expenditure activities in 2009 will focus on improvements in the quality of the GSM networks and the further roll-out of the UMTS networks. Moreover, T-Mobile was the world's first network operator to successfully test the Long Term Evolution (LTE) technical standard as one of the possible technologies for mobile communications networks of the future. Capital expenditures in our Mobile Communications Europe operating segment are expected to be around EUR 2 billion in 2009. If we make a decision to invest in 4G mobile communication networks during 2009, our capital expenditures could increase significantly.

    Mobile Communications USA will continue to focus capital expenditure on the enhancement of network quality and coverage, as well as the continued build out of 3G mobile communications networks. Capital expenditures in our Mobile Communications USA operating segment are expected to be around EUR 3 billion in 2009.

    The Broadband/Fixed Network operating segment will continue to invest in the high-speed network infrastructure in 2009. The focus will be on increasing broadband network coverage in rural regions. Other investments in network coverage and the performance of the existing IP network infrastructure are also planned. Capital expenditures in the Broadband/Fixed Network operating segment are expected to be around EUR 3 billion in 2009.

    In the Business Customers operating segment investments are primarily planned for global infrastructure of data centers and networks in order to operate the information and communications technology for corporate customers. The total capital expenditures in the Business Customers operating segment are expected to be approximately EUR 1 billion in 2009.

Investments

    Investments in subsidiaries and non-current financial assets amounted to EUR 4.3 billion in 2008, an increase of EUR 2.5 billion, compared with 2007. This significant increase was mainly attributable to the acquisition of OTE and SunCom Wireless. For more information, see note 23 to the consolidated financial statements.

    Investments in subsidiaries and non-current financial assets amounted to EUR 1.8 billion in 2007, a decrease of EUR 1.1 billion, compared with 2006. This significant decrease was mainly attributable to the acquisition of tele.ring, PTC, gedas and MakTel in 2006. The investments in the reporting year were mainly relating to the acquisition of Orange Nederland and Immobilien Scout.

Contractual Obligations and Other Commitments

    Our contractual obligations and other commitments relate to other financial obligations, operating leases, payments to a special pension fund and purchase commitments, as more fully described below.

Contractual Cash Obligations

    The following table summarizes our financial liabilities, as well as our obligations and commitments to make future payments under contracts, as of December 31, 2008:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Interest-bearing liabilities(1)	41,961	5,736	10,363	8,431	17,431
of which: bonds	34,302	5,092	9,214	7,131	12,865
of which: liabilities to banks	4,222	319	759	993	2,151
of which: lease liabilities	2,009	129	212	224	1,444
Other financial liabilities	4,633	4,472	111	33	17

Total financial liabilities	46,594	10,208	10,474	8,464	17,448

Obligations arising from non-cancelable operating leases (including rental agreements and leases)	22,673	2,414	3,864	2,988	13,407
Present value of payments to special pension fund	6,932	750	1,225	1,026	3,931
Purchase commitments and similar obligations	5,215	3,528	1,370	264	53
Purchase commitments for interests in other companies	142	139	3
Miscellaneous other obligations	3,075	438	727	601	1,309

Total financial obligations	38,037	7,269	7,189	4,879	18,700

Total contractual obligations	84,631	17,477	17,663	13,343	36,148

(1) Future interest payments relating to bonds and liabilities to banks are as follows: less than 1 year: EUR 2,100 million, 1-3 years: EUR 3,568 million, 3-5 years: EUR 2,363 million, more than 5 years: EUR 7,076 million. Capital lease obligations are shown at present value and exclude interest payments as follows: less than 1 year: EUR 116 million, 1-3 years: EUR 215 million, 3-5 years: EUR 170 million, more than 5 years: EUR 578 million.

    For more information regarding our long-term debt, see “—Capital Resources” and note (25) to notes to the consolidated financial statements. For more information regarding our lease obligations, see note (41) to notes to the consolidated financial statements.

     We have granted the HR two put options for an additional 5% (first put option) and 10% (second put option) of the shares in OTE. The first put option can be exercised by the HR at a total price of EUR 0.7 billion for a period of twelve months beginning in November 2008. Beginning in November 2009, the second put option can be exercised at market price plus a premium initially of 20 % for a period of twelve months, after which it can be exercised at market price plus a premium of 15% until December 31, 2011. The second put option is for 10% of the outstanding shares in OTE plus any shares which were not sold to us during the term of the first option such that the total number of shares for which we have granted put options is equal to 15% of the total outstanding shares of OTE.

Contingencies

    The following table summarizes our contingent liabilities relating to lawsuits and other proceedings and other contingent liabilities, as of December 31, 2008:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Contingent liabilities relating to lawsuits and other proceedings	565	230	335
Other contingent liabilities	26	23	1	1	1

Total	591	253	336	1	1

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

Breaches of the operating agreement may result in contractual penalties, revenue reductions or damages claims that could be significant. However, following the commencement of full technical operations on January 1, 2006, contractual penalties and revenue reductions are capped at EUR 75 million through the period ended September 30, 2006, and at EUR 150 million per year thereafter until the permanent operating permit has been issued, and at EUR 100 million per year following issuance of the final operating permit. Such amounts are subject to a 3% increase per annum. The final operating permit has not yet been issued.

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

Significant offset payments claimed by the Federal Republic could have a material adverse effect on revenues generated by Toll Collect, and, in certain circumstances, we, along with our partners, might be required to provide additional funds to Toll Collect pursuant to an Equity Maintenance Undertaking, which is an obligation of the partners (through August 31, 2015, the termination date of the operating agreement or earlier if the operating agreement is terminated sooner) contained in the operating agreement to contribute, on a joint and several basis, funds necessary to maintain a minimum equity of 15% of total assets of Toll Collect. Beginning in July 2006, the Federal Republic reduced monthly payments to Toll Collect by EUR 8 million as a partial offset against amounts claimed by the Federal Republic in an arbitration proceeding initiated against Daimler Services, Deutsche Telekom AG and the consortium. As a result, it may become necessary for the consortium members to provide Toll Collect with further liquidity. The Federal Republic is claiming damages resulting from the delay in the commencement of operations and contractual penalties. For more information relating to the arbitration proceeding and subsequent claims, see “Item 8—Financial Information—Legal Proceedings.”

In addition, we guarantee to third-parties bank loans of up to a maximum amount of EUR 230 million granted to Toll Collect GmbH.  This amount corresponds to Deutsche Telekom's 50% stake in Toll Collect’s borrowing volume that is guaranteed by shareholders.

    Year-end bonus for civil servants

    In November 2004, the Federal Republic adopted a law abolishing the requirement for Deutsche Telekom, and other private corporations, to make certain special payments to civil servants. This law was subsequently challenged in various courts and in December 2008 the Federal Administrative Court (Bundesverwaltungsgericht) decided to refer the case to the Federal Constitutional Court (Bundesverfassungsgericht) for a final decision on its legality. However, the Federal Administrative Court has not yet completed the draft ruling which will be considered by the Federal Constitutional Court. Although it is uncertain when the Federal Administrative Court will make its ruling, if the law is found unconstitutional, it is possible that all civil servants affected by this law would be entitled to retroactive payments, the cost of which could be up to EUR 186 million. However, we believe that the ultimate resolution of this matter will validate the law as adopted by the Federal Republic.

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

    In 2002, T-Mobile Deutschland and four other investors concluded U.S. Qualified Technical Equipment Leases for goods in the area of mobile telephony/cellular phone networks with an aggregate value of USD 826 million. The leases involve significant parts of the cellular phone network, including software. T-Mobile Deutschland has leased the goods to a U.S. trust through a long-term lease agreement with a 30-year term. Simultaneously, with the conclusion of the long-term lease agreement, the U.S. trust leased the goods back to T-Mobile Deutschland for a term of approximately 16 years. Except for extending an option to purchase, the lease between the U.S. trust and T-Mobile Deutschland provides arrangements for insurance, maintenance, operation, subleasing and other provisions. All T-Mobile Deutschland obligations based on U.S. lease agreements are guaranteed by Deutsche Telekom AG. This guarantee applies to operative duties (operation, maintenance, insurance, alterations) and payment obligations (including recourse in the event of any claims arising out of a letter of credit provided in connection with this arrangement). The guarantee given is limited in term and subject to certain thresholds and conditions.

RECENTLY ISSUED IASB PRONOUNCEMENTS

In November 2006, the IFRIC issued IFRIC 11 “IFRS 2—Group and Treasury Share Transactions.” The European Union endorsed IFRIC 11 in June 2007. The interpretation addresses how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent should be accounted for as cash-settled or equity-settled in the entity’s financial statements. The interpretation shall be applied for financial years beginning on or after March 1, 2007. An entity shall apply the interpretation retrospectively in accordance with IAS 8, subject to the transitional provisions of IFRS 2. The adoption of IFRIC 11 has not had an impact on the presentation of our results of operations, financial position or cash flows.

    In November 2006, the IFRIC issued IFRIC 12 “Service Concession Arrangements..” The European Union has not yet endorsed IFRIC 12. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services—such as roads, airports, prisons and energy and water supply and distribution facilities—to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRSs to account for the obligations they undertake and rights they receive in service concession arrangements. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If the consideration the operator receives from the grantor is a right to charge users, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is possible as well. The provisions of IFRIC 12 are effective for annual periods beginning on or after January 1, 2008. As a consequence, we have changed our accounting policies with respect to service concession arrangements in accordance with IAS 8. This accounting change is relevant for the activities of the Toll Collect Group which, as a joint venture, is accounted for using the equity method. The accounting change is applied retrospectively. The accounting change due to the adoption of IFRIC 12 did not have a material impact on the presentation of our results of operations, financial position or cash flows.

    In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The European Union endorsed the amendment to IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. Currently, we recognize these costs directly as an expense. A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. In the future, an entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets. The revised standard does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. We are currently analyzing the adoption of the amendment to IAS 23 and the resulting effects on the presentation of our results of operations, financial position or cash flows.

    In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programs.” The European Union endorsed IFRIC 13 in December 2008. The Interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third-party. The question to be clarified was whether the award credits are a liability in the context of a completed sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit awards, or the obligation in respect of the awards credit is fulfilled. Since the guidance under IFRIC 13 deviates from our current accounting policy, the accounting method will have to be adjusted. The interpretation is to be applied for financial years beginning on or after July 1, 2008. The adoption of IFRIC 13 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

    In July 2007, the IFRIC issued IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” The European Union endorsed IFRIC 14 in December 2008. The interpretation addresses the measurement of an asset resulting from the fair value of the plan assets exceeding the present value of the defined benefit obligation. The interpretation specifies how to determine whether a surplus in a pension plan represents an economic benefit for the entity. In addition, it addresses how to determine the present value of the asset in the case of a future refund or reduction in future contributions when a minimum funding requirement exists, as well as how to measure a defined benefit asset or defined benefit liability in the case of a minimum funding requirement. The interpretation is to be applied for financial years beginning on or after January 1, 2008. The adoption of IFRIC 14 has not had a material impact on the presentation of our results of operations, financial position or cash flows.

    In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements: A Revised Presentation.” The European Union endorsed the amendment to IAS 1 in December 2008. IAS 1 (revised) uses the terms “statement of financial position” (previously “balance sheet”) and “statement of cash flows” (previously “cash flow statement”) and introduces a new element of financial statements termed “statement of comprehensive income.” Use of the new terminology, however, is not mandatory. The amendment to IAS 1 requires entities to disclose comparative information in respect of the previous period. The revised standard also stipulates the presentation of a further financial statement—statement of financial position—at the beginning of the first comparative period presented if the entity changed its accounting policies retrospectively or made retrospective restatements. Revised IAS 1 also provides:

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

    The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented. Reclassification amounts arise from the reclassification of amounts formerly reported under other comprehensive income as profit or loss. In addition, amounts reported as distributed dividends and corresponding per share amounts must be presented either in the statement of changes in equity or in the notes to the financial statements. The provisions of IAS 1 are effective for annual periods beginning on or after January 1, 2009. As the amendment to IAS 1 only affects disclosure requirements, it will not have a material impact on our results of operations, financial position or cash flows.

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

    We are currently analyzing the date and the impact of the adoption of the amendments to IFRS 3 and IAS 27 and the resulting effects on our results of operations, financial position or cash flows.

    In January 2008 the IASB published the revised standard IFRS 2 “Share-based Payment – Vesting Conditions and Cancellations.” The revised standard was endorsed by the European Union in December 2008. The main changes and clarifications of this revision are as follows:

•           Vesting conditions relate to service conditions and performance conditions only.

 •           All cancellations, whether by the entity itself or by employees, should receive the same accounting treatment.

    The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2009. Currently the amendments will not have an impact on the presentation of our results of operations, financial position or cash flows and are not expected to have a material impact in the future.

    In February 2008, the IASB amended IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of Financial Statements” with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation as equity or liabilities. The European Union endorsed the amendments to IAS 32 and IAS 1 in January 2009. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity. The amendments have detailed criteria for identifying such instruments, but they generally would include:

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

    The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after January 1, 2009. The amendments are not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

    In May 2008 the IASB issued a collection of necessary, but non-urgent amendments to various IFRS/IAS under its first “Annual Improvement Process” project. The European Union endorsed the amendments in January 2009. The amendments issued are presented in two parts:

•           Amendments that involve accounting changes for presentation, recognition and measurement purposes, and

 •           Amendments that involve terminology or editorial changes with minimal effect on accounting.

    Unless otherwise specified, the amendments are effective for annual periods beginning on or after January 1, 2009. The amendments are not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

    In May 2008, the IASB published amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements.”  The European Union endorsed the amendments to IFRS 1 and IAS 27 in January 2009. The amendments to IFRS 1 allow first-time adopters a series of simplifications to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in separate financial statements. The amendments to IAS 27 relate to reorganizations within a group and provide for the new parent to measure the cost of its investment in the previous parent at the carrying amount of its share of the equity items shown in the separate financial statements of the previous parent at the date of the reorganization. The amendments are effective for annual periods beginning on or after January 1, 2009. The amendments are not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

    In July 2008, the IFRIC released IFRIC 15 “Agreements for the Construction of Real Estate.”  The European Union has not yet endorsed IFRIC 15. IFRIC 15 relates to accounting for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for accounting in accordance with either IAS 11 “Construction Contracts” or IAS 18 “Revenue.”  The provisions of IFRIC 15 are effective for annual periods beginning on or after January 1, 2009. The adoption of IFRIC 15 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

    In July 2008, the IFRIC issued IFRIC 16 “Hedges of a Net Investment in a Foreign Operation.”  The European Union has not yet endorsed IFRIC 16. IFRIC 16 relates to the application of net investment hedges. Basically, the interpretation states which risks can be defined as hedged risk and where the hedging instrument can be held. Hedge accounting may be applied only to the foreign exchange differences arising between the functional currency of the foreign operation and the parent entity's functional currency. The derivative or non-derivative hedging instrument(s) may be held by any entity or entities within the group (except the foreign operation that itself is being hedged), as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to a net investment hedge are satisfied. The provisions of IFRIC 16 are effective for annual periods beginning on or after October 1, 2008. The adoption of IFRIC 16 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

     In July 2008, the IASB published an amendment to IAS 39 “Financial Instruments: Recognition and Measurement.”  The European Union has not yet endorsed the amendment. The amendment "Eligible Hedged Items" explicitly allows designating only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment sets forth the conditions for such a partial designation. The amendment shall be applied retrospectively for annual periods beginning on or after July 1, 2009. Implementation of this amendment is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

    In October 2008, the IASB published amendments to IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures." The European Union endorsed the amendments “Reclassification of Financial Assets” to IAS 39 and IFRS 7 in October 2008. The amendments to IAS 39 basically relate to the reclassification of certain financial instruments measured at fair value through profit or loss into another category. Based on the new rules, if a reclassification is presented, additional disclosures will be required under IFRS 7. The amendments were effective retrospectively on July 1, 2008. During the 2008 financial year, we did not have any financial instruments that would be subject to these amendments. Accordingly, the adoption of the amendments to IAS 39 and IFRS 7 did not have an impact on the presentation of our results of operations, financial position or cash flows.

    In November 2008, the IASB issued the revised standard IFRS 1 “First-time Adoption of International Financial Reporting Standards.” The revised IFRS 1 has not yet been endorsed by the European Union. The revised provisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009. The amendments only restructure the provisions of the standards and do not have an impact on the presentation of our results of operations, financial position or cash flows.

    In November 2008, the IFRIC published IFRIC 17 “Distributions of Non-Cash Assets to Owners.”  The European Union has not yet endorsed IFRIC 17. The interpretation relates to the timing of recognition of liabilities in connection with non-cash dividends paid (e.g. property, plant and equipment) and how to measure them. In addition, the interpretation relates to how to account for differences between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The provisions of IFRIC 17 are effective for annual periods beginning on or after July 1, 2009. The adoption of IFRIC 17 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

    In January 2009, the IFRIC released IFRIC 18 “Transfers of Assets from Customers”. The European Union has not yet endorsed IFRIC 18. The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for transfers of assets from customers received on or after July 1, 2009 and applies prospectively. Earlier application is permitted under certain circumstances. We are currently analyzing the adoption of IFRIC 18 and the resulting effects on the presentation of our results of operations, financial position or cash flows.

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

    Supervisory Board members representing our shareholders are elected at the annual shareholders’ meeting. The present shareholder representatives were elected at shareholders’ meetings held in 2005, 2006, 2007 and 2008. The terms of office of the shareholder representatives expire at the end of the shareholders’ meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member’s commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose.

    Supervisory Board members representing our employees were last elected on November 4, 2008, by the employees in accordance with the provisions of the Co-Determination Act. Employees elect ten representatives, made up of workers, regular employees, at least one senior management employee and three union representatives. Under the laws that governed our privatization, civil servants, who are not otherwise covered by the Co-Determination Act, are included in these groups of employee representatives for purposes of these elections.

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

Members of the Supervisory Board of Deutsche Telekom

    The Supervisory Board met ten times in 2008. No member attended less than 50% of the meetings of the Supervisory Board. For 2008, the members of our Supervisory Board, the years in which they were appointed, the years of the shareholders’ meetings at which their current terms expire and their principal occupations were as follows:

Prof. Dr. Ulrich Lehner Chairman	Member since: Expiration of Current Term: Principal Occupation:	April 17, 2008 (Chairman since April 25, 2008) Shareholders’ Meeting 2013 Member of the Shareholders’ Committee, Henkel AG & Co. KGaA, Düsseldorf
Supervisory Board Memberships/Directorships:
E.ON AG, Düsseldorf
Henkel Management AG, Düsseldorf
HSBC Trinkaus & Burkhardt AG, Düsseldorf
Novartis AG, Basel, Switzerland
Dr. August Oetker KG, Bielefeld (Beirat)
Dr. Ing. h.c. F. Porsche AG, Stuttgart
Porsche Automobil Holding SE, Stuttgart
ThyssenKrupp AG, Düsseldorf

Lothar Schröder Deputy Chairman	Member since: Expiration of Current Term: Principal Occupation:	June 22, 2006 Shareholders’ Meeting 2013 Member of the ver.di National Executive Board, Berlin
	Supervisory Board Memberships/Directorships:	T-Mobile Deutschland GmbH, Bonn, Deputy Chairman of the Supervisory Board
Jörg Asmussen	Member since: Expiration of Current Term: Principal Occupation:	July 1, 2008 Shareholders’ Meeting 2013 State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (GTZ), Eschborn (since September 2008)
Hermann Josef Becker	Member since: Expiration of Current Term: Principal Occupation:
January 1, 2008
Shareholders’ Meeting 2013
Member of the management Deutsche Telekom Direct Sales and Consulting as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee, Deutsche Telekom AG, Bonn

	Supervisory Board Memberships/Directorships:	None
Monika Brandl	Member since: Expiration of Current Term: Principal Occupation:	2002 Shareholders’ Meeting 2013 Chairwoman of the Central Works Council at Group Headquarters / GHS, Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	None

Hans Martin Bury	Member since: Expiration of Current Term: Principal Occupation:
Shareholders’ Meeting 2008
Shareholders’ Meeting 2013
Member of the Management Board, Lehman Brothers Bankhaus AG, Frankfurt/Main (until November 15, 2008)
Managing Director, Nomura Bank (Deutschland) GmbH, Frankfurt/Main (since November 16, 2008 until March 31, 2009)
Managing Partner, Hering Schuppener Strategieberatung für Kommunikation GmbH, Düsseldorf (from April 1, 2009)

	Supervisory Board Memberships/Directorships:	None
Josef Falbisoner	Member since: Expiration of Current Term: Principal Occupation:	1997 Shareholders’ Meeting 2013 Chairman of the Bavarian District of the Union ver.di
	Supervisory Board Memberships/Directorships:	PSD-Bank e.G., München, Augsburg office
Dr. Hubertus von Grünberg	Member since: Expiration of Current Term: Principal Occupation:	2000 Shareholders’ Meeting 2011 Serves as member of several supervisory boards
Supervisory Board Memberships/Directorships:
ABB Ltd., Zurich, Switzerland, President of the Administrative Board
Allianz-Versicherungs AG, München
Continental AG, Hannover, until February 2009 Chairman of the Supervisory Board
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
Supervisory Board Memberships/Directorships:
Arcandor AG, Essen
E.ON AG, Düsseldorf
Feri Finance AG, Bad Homburg, Deputy Chairman of the Supervisory Board
Gartmore SICAV, Luxembourg
Phoenix Mecano AG, President of the Administrative Board
ThyssenKrupp Stainless AG, Duisburg

Lothar Holzwarth	Member since: Expiration of Current Term: Principal Occupation:	2002 Shareholders’ Meeting 2013 Chairman of the Works Council of T-Systems, Bonn
	Supervisory Board Memberships/Directorships:	PSD Bank RheinNeckarSaar e.G., until May 2008 Chairman of the Supervisory Board, since June 2008 Deputy Chairman of the Supervisory Board T-Systems Business Services GmbH, Bonn
Hans-Jürgen Kallmeier	Member since: Expiration of Current Term: Principal Occupation:	October 15, 2008 Shareholders’ Meeting 2013 Chairman of the Central Works Council, T-Systems Enterprise Services GmbH, Frankfurt/Main
	Supervisory Board Memberships/Directorships:	None
Sylvia Kühnast	Member since: Expiration of Current Term: Principal Occupation:	Shareholders’ Meeting 2007 Shareholders’ Meeting 2013 Consulting function to the Central Works Council, T-Mobile Deutschland GmbH, Hannover
	Supervisory Board Memberships/Directorships:	None
Waltraud Litzenberger	Member since: Expiration of Current Term: Principal Occupation:	1999 Shareholders’ Meeting 2013 Chairwoman of the Group Works Council and the European Works Council of Deutsche Telekom AG, Bonn, until September 30, 2008 Deputy Chairwoman
	Supervisory Board Memberships/Directorships:	PSD-Bank eG, Koblenz

Michael Löffler	Member since: Expiration of Current Term: Principal Occupation:	1995 Shareholders’ Meeting 2013 Member of the Works Council of Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District
	Supervisory Board Memberships/Directorships:	None
Prof. Dr. Wolfgang Reitzle	Member since: Expiration of Current Term: Principal Occupation:	2005 Shareholders’ Meeting 2010 Chairman of the Management Board, Linde AG, Munich
	Supervisory Board Memberships/Directorships:	KION Group GmbH, Wiesbaden The BOC Group plc.*, Guildford, UK (*mandate within Linde group)

Prof. Dr. Wulf von Schimmelmann	Member since: Expiration of Current Term: Principal Occupation:	Shareholders’ Meeting 2006 Shareholders’ Meeting 2011 Former Chairman of the Management Board, Postbank AG, Bonn
Supervisory Board Memberships/Directorships:
accenture Corp., Irving, Texas, USA
Altadis S.A., Madrid, Spain (until March 2008)
BAWAG P.S.K. AG, Vienna, Austria, Chairman of the Supervisory Board
Deutsche Post AG, Bonn, Chairman of the Supervisory Board (since December 2008)
maxingvest ag, Hamburg

Dr. Ulrich Schröder	Member since: Expiration of Current Term: Principal Occupation:	October 1, 2008 Shareholders’ Meeting 2009 Chairman of the Managing Board KfW, Frankfurt/Main
	Supervisory Board Memberships/Directorships:	Deutsche Post AG, Bonn (since September 2008) ProHealth AG, München
Michael Sommer	Member since: Expiration of Current Term: Principal Occupation:	2000 Shareholders’ Meeting 2013 President of the Trade Union Council, Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board KfW, Frankfurt/Main, Administration Board Salzgitter AG, Salzgitter
Bernhard Walter	Member since: Expiration of Current Term: Principal Occupation:	1999 Shareholders’ Meeting 2011 Former Speaker of the Management Board, Dresdner Bank AG, Frankfurt
Supervisory Board Memberships/Directorships:
BilfingerBerger AG, Mannheim, Chairman of the Supervisory Board
Daimler AG, Stuttgart
Henkel AG & CO KGaA, Düsseldorf
Hypo Real Estate Holding AG, Munich, Deputy Chairman of the Supervisory Board (since November 2008)
Staatliche Porzellan-Manufaktur Meissen GmbH, Meissen, Deputy Chairman of the Supervisory Board (until April 2008)
Wintershall AG, Kassel, Deputy Chairman of the Supervisory Board (until December 2008)
Winterhall Holding AG, Kassel, Deputy Chairman of the Supervisory Board (until December 2008)

The following individuals resigned from the Supervisory Board during 2008:

Ingrid Matthäus-Maier	Member since: Date of Resignation: Principal Occupation:	Shareholders’ Meeting 2006 September 30, 2008 Former Member of the Managing Board, KfW, Frankfurt/Main
Supervisory Board Memberships/Directorships:
Deutsche Post AG, Bonn (until August 2008)
Deutsche Steinkohle AG, Herne / RAG Aktiengesellschaft, Essen (until February 2008)
IPEX GmbH (from January 2008 until September 2008)
Salzgitter Mannesmann Handel GmbH, Düsseldorf

Dr. Thomas Mirow	Member since: Date of Resignation: Principal Occupation:	2006 June 30, 2008 Former State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
	Supervisory Board Memberships/Directorships:	None

Dr. Arndt Overlack	Member since: Date of Resignation: Principal Occupation:	March 6, 2008 April 16, 2008 Attorney (Rechtsanwalt)
Supervisory Board Memberships/Directorships:
Bestmalz AG, Heidelberg, Chairman of the Supervisory Board
SÜBA Beteiligungs AG, Vienna, Austria, Chairman of the Supervisory Board
SÜBA Bau und Baubetreuung AG, Vienna, Austria, Chairman of the Supervisory Board
SUEBA USA Corporation, Houston, USA, BoD

Dr. Klaus G. Schlede	Member since: Date of Resignation: Principal Occupation:	2003 (Chairman from February 27 until April 25, 2008) Shareholders’ Meeting 2008 Member of the Supervisory Board, Deutsche Lufthansa AG, Köln
	Supervisory Board Memberships/Directorships:	Deutsche Lufthansa AG, Köln Deutsche Postbank AG, Bonn (until May 2008) Swiss International Air Lines AG, Basel

Wilhelm Wegner	Member since: Date of Resignation: Principal Occupation:	1996 September 30, 2008 Former Chairman of the Group Works Council and the European Works Council of Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	VPV Allgemeine Versicherungs-AG, Köln VPV Holding AG, Stuttgart Vereinigte Postversicherung VVaG, Stuttgart

Dr. Klaus Zumwinkel (Chairman)	Member since: Date of Resignation: Principal Occupation:	2003 February 27, 2008 Former Chairman of the Management Board of Deutsche Post AG, Bonn
Supervisory Board Memberships/Directorships:
Arcandor AG, Essen (until December 2008)
Deutsche Lufthansa AG, Cologne (until April 2008)
Deutsche Postbank AG, Bonn, Chairman of the Supervisory Board* (until February 2008)
Morgan Stanley, BoD, New York, USA (until April 2008)
(*mandate within Deutsche Post group)

     KfW is a state-owned bank. The Federal Republic of Germany holds 80% of KfW’s share capital, and the German federal states hold the remaining 20%. As of December 31, 2008, KfW holds a stake of approximately 30.5% in Deutsche Post AG. The Federal Ministry of Finance is a ministry of the Federal Republic. Among our Supervisory Board members in 2008, Mr. Becker, Ms. Brandl, Mr. Holzwarth, Mr. Kallmeier (since October 15, 2008), Ms. Kühnast, Ms. Litzenberger and Mr. Löffler are employees of Deutsche Telekom Group companies.

    The shareholder representatives currently on our Supervisory Board are: Mr. Asmussen (since July 1, 2008), Mr. Bury (since May 15, 2008), Dr. von Grünberg, Mr. Guffey, Mr. Hocker, Prof. Dr. Ulrich Lehner (since April 17, 2008), Prof. Dr. Reitzle, Prof. Dr. von Schimmelmann, Dr. Schröder (since October 1, 2008) and Mr. Walter.

    The Supervisory Board maintains the following committees, which are governed by the Rules of Procedure of the Supervisory Board as to their composition and responsibilities in compliance with statutory requirements:

•           The General Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the members of the Management Board. In particular, the General Committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the General Committee are: Prof. Dr. Ulrich Lehner (Chairman since April 25, 2008), Jörg Asmussen, Waltraud Litzenberger (since October 14, 2008) and Lothar Schröder. The General Committee met eight times in 2008. Additionally, the General and the Finance Committees met once in 2008 for a joint meeting.

•           The Audit Committee is responsible for oversight of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement with the auditors following approval of the auditors by the shareholders, and matters that the audit committee of a NYSE-listed foreign private issuer is required to be responsible for pursuant to the SEC and NYSE regulations and under U.S. law, including the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The current members of the Audit Committee are Bernhard Walter (Chairman since May 15, 2008), Hermann Josef Becker, Hans Martin Bury (since May 15, 2008), Lawrence H. Guffey, Lothar Holzwarth (since December 17, 2008) and Waltraud Litzenberger (since October 14, 2008). Lothar Schröder resigned from the Audit Committee on December 4, 2008. The Audit Committee met five times in 2008.

•           The Finance Committee is responsible for reviewing and consulting on complex finance and business matters concerning Deutsche Telekom. Those matters are delegated by the Chairman of the Supervisory Board, or the Supervisory Board itself, to the Finance Committee. In addition, the Finance Committee also reviews our Annual Reports during meetings with our auditors in advance of the meeting of the Supervisory Board relating to the approval of our financial statements pursuant to the Stock Corporation Act. The membership of the Finance Committee is the same as that of the Audit Committee. The Finance Committee met twice in 2008. The Finance Committee and General Committee met once for a joint meeting in 2008.

 •           The Personnel Committee is responsible for the personnel-related matters of Deutsche Telekom AG, in particular with respect to staff structure and human resources development and planning. The members of this committee are: Lothar Schröder (Chairman), Dr. Hubertus von Grünberg, Prof. Dr. Ulrich Lehner (since April 25, 2008) and Waltraud Litzenberger (since October 14, 2008). The Personnel Committee met once in 2008.

•           The Nomination Committee was established in December 2007 in accordance with the German Corporate Governance recommendations. The Nomination Committee is responsible for nominating candidates as shareholder representatives on the Supervisory Board to be elected at the shareholders’ meeting. Members of the Nomination Committee are the shareholder representatives of the General Committee. The Nomination Committee prepared the Supervisory Board’s nomination of shareholder representatives who were elected at the Shareholders’ Meeting 2008 and who are nominated for the Shareholders’ Meeting 2009.

    In addition to the committees mentioned above, the Supervisory Board has a Mediation Committee. This committee’s function is to assist the Supervisory Board by making proposals for Management Board member nominees in the event that the two-thirds majority of employee votes needed to appoint a Management Board member is not obtained. The current members are Prof. Dr. Ulrich Lehner (Chairman since April 25, 2008), Dr. Hubertus von Grünberg, Waltraud Litzenberger (since October 14, 2008) and Lothar Schröder. The Mediation Committee did not meet in 2008.

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

    Dr. Schlede retired from the Supervisory Board following the shareholders’ meeting on May 15, 2008. Dr. Schlede was appointed acting Chairman of the Supervisory Board effective from February 27, 2008 until April 25, 2008 when Prof. Dr. Ulrich Lehner was appointed and confirmed as Chairman.

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

Members of the Management Board of Deutsche Telekom

    The name, age, term of office, current position and business experience of the members of our Management Board in 2008 are set forth below. The current members of the Management Board may be contacted at our registered address.

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

    Expiration of current term: November 30, 2011

    Other board memberships outside Deutsche Telekom: None

Dr. Manfred Balz, born in 1944, has been a Member of the Management Board of Deutsche Telekom AG since October 22, 2008. From April 1997 until October 21, 2008 he was Head of Deutsche Telekom’s Legal Department. From 1974 until 1990 Dr. Balz was in charge of corporate law, insolvency law and international treaties and organizations, with the German Federal Ministy of Justice. From 1990 until 1993 he was General Counsel of Treuhandanstalt, the German government instrumentality for privatizing the former East German socialist economy. From 1993 until 1997 he was a partner of the international law firm Wilmer, Cutler & Pickering, heading the firm’s Berlin office.

    Expiration of current term: October 21, 2010

    Other board memberships outside Deutsche Telekom: None

Reinhard Clemens, born in 1960, was appointed on December 1, 2007 to the Management Board of Deutsche Telekom AG responsible for the T-Systems operating segment and as Chief Executive Officer (CEO) of T-Systems International GmbH.

    He graduated with a degree in electrical engineering from the RWTH Aachen University in Aachen, Germany. Mr. Clemens began his career as General Manager of the Association for Industry Automation in 1990. In 1994, Mr. Clemens started his career at IBM, holding various positions in sales, service and outsourcing until he left the company in 2001 to join Systematics AG. There he served as member of the Management Board responsible for sales. In 2001, Mr. Clemens began working for EDS in Germany. As the Chairman of the Executive Board, he was responsible for sales, business operations and strategy in Central and Eastern Europe.

    Expiration of current term: November 30, 2012

    Other board memberships outside Deutsche Telekom: None

Dr. Karl-Gerhard Eick, born in 1954, has been Head of the Finance Department and a member of the Management Board of Deutsche Telekom AG from January 2000 until February 28, 2009. Dr. Eick asked the Supervisory Board of Deutsche Telekom in December 2008 to terminate his position as Chief Financial Officer, which was not due to expire until 2012.

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

    Expiration of current term: February 28, 2009

    Other board memberships outside Deutsche Telekom: CORPUS SIREO Holding GmbH & Co. KG, Cologne, (Chairman of the Supervisory Board); Deutsche Bank AG, Frankfurt am Main (Supervisory Board); FC Bayern München AG, München (Supervisory Board), STRABAG Property and Facility Services GmbH (Supervisory Board), Thomas Cook Group plc (Group Board/Director)

Timotheus Höttges, born in 1962, was appointed member of the Management Board of Deutsche Telekom AG, T-Home, Sales & Service, on December 5, 2006. After studying Business Administration and Economics at the University of Cologne, Timotheus Höttges started his professional career with the management consultancy firm, Mummert + Partner. From 1992 to 2000, he worked in various positions for the VIAG Group in Munich, among them Senior Vice President for Controlling and Mergers & Acqusitions, and project leader for the merger between VIAG AG and VEBA AG to E.ON AG. In 2000, Mr. Höttges moved on to T-Mobile Deutschland as head of the Finance Department, and succeeded René Obermann as Managing Director of the company in April 2002. In January 2003, he was appointed member of the Management Board of T-Mobile International, Sales & Service Operations, and was in charge of sales activities and customer care at the European subsidiaries of T-Mobile in Germany, the United Kingdom, The Netherlands, Austria, and the Czech Republic.

    Expiration of current term: November 30, 2011

    Other board memberships outside Deutsche Telekom: None

Thomas Sattelberger, born in 1949, has been Chief Human Resources Officer of Deutsche Telekom AG since May 3, 2007. He also held positions on the boards of management of Continental AG and Deutsche Lufthansa AG. Prior to these positions he was responsible for various management functions at Daimler-Benz AG. His areas of focus are the strategic orientation of human resources, corporate restructuring, international talent management and global labor cost management. Thomas Sattelberger is a member of management committees at business schools in various countries and is Vice President of the European Foundation for Management Development (Brussels).

    Expiration of current term: May 2, 2012

    Other board memberships outside Deutsche Telekom: None

Changes to the Board of Management

    On February 26, 2009, we announced that the Supervisory Board had appointed Timotheus Höttges as our chief financial officer as of March 1, 2009. Niek Jan van Damme (47) will succeed Mr. Höttges as the member of the Board of Management of Deutsche Telekom AG, T-Home, Sales & Service. Mr. van Damme has been Managing Director of T-Mobile Netherlands since 2004. Mr. Van Damme will take on the responsibility for the sales, marketing and service activities of the fixed-network and mobile operations in Germany from mid-2009. At the same time, Hamid Akhavan will take on the additional role of chief operating officer. He will maintain his position as the board member responsible for mobile communications in the United Kingdom, the Netherlands, Austria, Poland and the Czech Republic. The Supervisory Board also appointed Guido Kerkhoff (41), previously Head of our Group Accounting and Controlling, to be responsible for South Eastern Europe. Mr. Kerkhoff will immediately start setting up this new board department and will manage the subsidiaries in this region starting July 1, 2009.

COMPENSATION

Supervisory Board Compensation

Our Articles of Incorporation provide each member of our Supervisory Board with compensation comprised of:

•           fixed annual remuneration amounting to EUR 20,000;

•           short-term success remuneration; and

•           long-term success remuneration.

    The short-term success remuneration amounts to EUR 300 for each whole EUR 0.01 that the net profit per share of Deutsche Telekom AG exceeds EUR 0.50 in the financial year for which the remuneration is paid.

    The long-term success remuneration amounts to EUR 300 for every 4.0% that the net profit per share of Deutsche Telekom AG in the second financial year (the reference year) following the measurement year exceeds the net profit per share in the measurement year. The long-term success remuneration for a particular measurement year may not exceed the long-term success remuneration for the year preceding that measurement year, unless the net revenues of the Deutsche Telekom Group in the reference year exceeds the net revenues of the Deutsche Telekom Group in the financial year preceding the measurement year.

    Neither the short-term nor the long-term success remuneration payment may exceed the fixed annual remuneration amount of EUR 20,000. Additionally, the short-term success remuneration may not exceed a total of 0.02% of Deutsche Telekom’s unappropriated net profit reported in the approved annual financial statements of the measurement year, reduced by an amount equivalent to 4.0% of the contributions made on the lowest issue price of the shares at the end of the financial year.

    The Chairman of the Supervisory Board receives two times, and the Deputy Chairman one-and-a-half times, the amount of remuneration described above.

    Remuneration is increased by 0.5 times the above amounts for each membership on a Supervisory Board committee, and by an additional 0.5 times for each chairmanship held on a Supervisory Board committee, but in no case by more than two times the above amounts. Membership on, or chairmanship of, a committee formed pursuant to Section 27(3) of the Co-Determination Act, as well as membership or chairmanship of the Nomination Committee, is not taken into account.

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

The fixed annual remuneration in 2008 for members of our Supervisory Board amounted to an aggregate of EUR 1,293,255.71 inclusive of attendance fees (including VAT, according to Article 13 of our Articles of Incorporation).

    The total remuneration in 2008 for members of our Supervisory Board amounted to EUR 2,188,751.54 (inclusive of EUR 889,762.83 reflecting the salaries and EUR 5,733.00 reflecting the amount set aside or accrued by Deutsche Telekom to provide pension, retirement or similar benefits in 2008 of Supervisory Board members in their capacity as employees of Deutsche Telekom AG or its affiliated companies). Of the amount of the total remuneration, EUR 830,138.31 (including attendance fees and VAT) will be paid following the shareholders’ meeting on April 30, 2009.

            The compensation (exclusive of VAT) of the individual members of the Supervisory Board for their services as Supervisory Board members in 2008 was as follows:

Members of the Supervisory Board	Fixed Remuneration Plus Attendance Fees	Short-Term Variable	Total (net)	Imputed Long-Term Remuneration Entitlement(1)
	(Amounts €)
Jörg Asmussen(2)	16,000.00	0,00	16,000.00	9,000.00
Hermann Josef Becker	43,600.00	0,00	43,600.00	24,000.00
Monika Brandl	22,000.00	0,00	22,000.00	12,000.00
Hans Martin Bury(2)	28,666.66	0,00	28,666.66	16,000.00
Josef Falbisoner	21,800.00	0.00	21,800.00	12,000.00
Dr. Hubertus von Grünberg	31,600.00	0.00	31,600.00	18,000.00
Lawrence H. Guffey	43,200.00	0.00	43,200.00	24,000.00
Ulrich Hocker	21,800.00	0.00	21,800.00	12,000.00
Lothar Holzwarth(4)	23,400,00	0.00	23,400,00	12,960.00
Hans-Jürgen Kallmeier(5)	5,400.00	0,00	5,400.00	3,000.00
Sylvia Kühnast	22,000.00	0.00	22,000.00	12,000.00
Prof. Dr. Ulrich Lehner(6)	55,900.00	0,00	55,900.00	31,500.00
Waltraud Litzenberger	33,200.00	0.00	33,200.00	18,000.00
Michael Löffler	22,000.00	0.00	22,000.00	12,000.00
Ingrid Matthäus-Maier(7)	16,200.00	0.00	16,200.00	9,000.00
Dr. Thomas Mirow(8)	16,600.00	0.00	16,600.00	9,000.00
Dr. Arndt Overlack(9)	3,333.33	0,00	3,333.33	2,000.00
Prof. Dr. Wolfgang Reitzle	21,200.00	0.00	21,200.00	12,000.00
Prof. Dr. Wulf von Schimmelmann	21,200.00	0.00	21,200.00	12,000.00
Dr. Klaus G. Schlede(10)	31,449.99	0.00	31,449.99	18,150.00
Lothar Schröder(11)	75,400.00	0.00	75,400.00	42,000.00
Dr. Ulrich Schröder(12)	5,600.00	0,00	5,600.00	3,000.00
Michael Sommer	21,200.00	0.00	21,200.00	12,000.00
Bernhard Walter	58,200.00	0.00	58,200.00	33,000.00
Wilhelm Wegner(13)	48,400.00	0.00	48,400.00	27,000.00
Dr. Klaus Zumwinkel(14)	12,266.66	0.00	12,266.66	7,000.00

Total	721,616.64	0.00	721,616.64	402,610.00

(1)
In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2010 would equal that in 2008. Based on this assumption, each ordinary member is entitled to EUR 12,000.00 for the total year for the period 2007 to 2010. Upon application of the multiplying factor, the provision amount totals EUR 402,610.00.

(2)           Member since July 1, 2008
(3)           Member since May 15, 2008
(4)           During 2008, Mr. Holzwarth received Supervisory Board compensation of EUR 9,520.00 (including VAT) from T-Systems Business Services GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for  his mandate as a member of  the Supervisory Board of T-Systems Business Services.
(5)           Member since October 15, 2008.
(6)           Member since April 17, 2008, Chairman since April 25, 2008.
(7)	Member until September 30, 2008
(8)	Member until June 30, 2008
(9)	Member from March 3, 2008 until April 16, 2008
(10)	Member until May 15, 2008, Chairman from February 27, 2008 until April 16, 2008
(11)
During 2008, Mr. Schröder received Supervisory Board compensation of EUR 20,944,00 (including VAT) from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Mobile Deutschland GmbH.

(12)	Member since October 1, 2008.
(13)	Member until September 30, 2008
(14)	Member (Chairman) until February 27, 2008.

    For more detailed information concerning compensation paid to our Supervisory Board’s members in 2008, see note (45) to notes to the consolidated financial statements.

Compensation of the Management Board

    The compensation of the members of the Management Board is comprised of various components. Under the terms of their service contracts, members of the Management Board are entitled to annual fixed and variable remuneration, long-term variable remuneration (Mid-Term Incentive Plan, “MTIP”) and fringe benefits and deferred benefits based on company pension obligations. The structure of the compensation system and the appropriateness of compensation for the Management Board are established and reviewed on a periodic basis by the Supervisory Board.

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

    Fixed remuneration is determined for all members of the Management Board based on market conditions in accordance with the requirements of the Stock Corporation Act.

    The annual variable remuneration for each of the members of the Management Board is based on the achievement of targets set by the General Committee of the Supervisory Board prior to commencement of the financial year. The targets comprise Group objectives and individual objectives for each member of the Management Board, including EBITDA, free cash-flow and customer satisfaction criteria.

    At its discretion and after due consideration, the Supervisory Board may also reward individual or all members of the Management Board for extraordinary performance with a special bonus.

    Based on market-oriented and industry standards, we grant all members of the Management Board additional benefits under their service contracts, some of which are non-cash benefits, which are taxed accordingly. These benefits mainly include the use of a car at Company expense, accident and disability insurance, and reimbursement of certain expenses in connection with business trips and maintaining a business-related second household.

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

Arrangements in the event of termination of a position on the Management Board

Severance arrangements

    The terms of the service agreements of the members of the Management Board are linked to their terms of appointment as Management Board members. If we are entitled to terminate the appointment of a member of the Board of Management without the simultaneous termination for cause of the service agreement under civil law, the Management Board member is entitled to a contractually determined severance payment. This severance payment is calculated (subject to present value discounting) on the basis of the imputed remaining term of appointment in the current term of office (up to a maximum of 36 months) and 100% of the fixed annual salary and 75% of the variable remuneration based on an assumed 100% achievement of performance targets.

Change of control

    The service agreements for the members of the Management Board do not confer any entitlements to benefits in the event of the termination of Management Board membership as the result of a change of control of the Company.

Severance Cap

    New contracts for members of the Management Board include a severance cap in the event of premature termination without cause allowing a compensation payment which, in line with the recommendations of the German Corporate Governance Code, is restricted to a maximum of two year´s remuneration and may not be higher than the compensation for the remaining period of the contract.

Post-contractual prohibition of competition

    The contracts of the members of the Management Board include generally a post-employment prohibition on competition. Unless otherwise agreed, members of the Management Board are prohibited from rendering services to or on behalf of a competitor for one year following their departure. As compensation for this restricted period, they receive a payment in the amount of the annual fixed compensation last received.

Company pension entitlement

    The members of the Management Board are entitled to receive from us a company pension plan. The pension amount is based on final salary, which means that members of the Management Board receive a pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for members of the Management Board active in 2008 are described below.

    Members of the Management Board become entitled to pension payments in the form of a life-long retirement pension upon reaching the age of 62, and a disability pension or an early retirement pension upon reaching the age of 60 (subject to certain actuarial deductions). The amount of the pension is calculated on the basis of the eligible period of service rendered as a member of the Management Board until the date of departure.

    The annual retirement pension is comprised of a base percentage (6% for Mr. Obermann and Dr. Eick and 5% for the remaining Management Board members) of the fixed annual salary upon termination of the service relationship multiplied by the eligible service period expressed in years. After 10 years of Management Board membership, the maximum percentage of the pension level is achieved (60% for Mr. Obermann and Dr. Eick and 50% for the remaining Management Board members). Pension payments are subject to a standard annual adjustment (3% for Mr. Obermann and Dr. Eick and 1% for the remaining members of the Management Board). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension.

    Due to his U.S. citizenship, a “pension plan substitute” was agreed with Mr. Akhavan in lieu of such a pension commitment. For each full year of service rendered as a member of the Management Board, Mr. Akhavan will receive a compensation payment corresponding to the pension contribution for that year. The resulting annual payment which he receives for each full year of service rendered is recorded under “Other compensation” in the table “Management Board Total Compensation.”

    Dr. Balz is not covered by the Board of Management pension entitlements described above. Dr. Balz´s pension arrangement under his previous employment contract as General Counsel (Deutsche Telekom AG capital account plan) remains in place.

    In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and children. In certain specific cases, entitlement to a widow’s pension is excluded. We believe that the standard criteria for eligibility in the pension arrangements are in line with market standards.

Mid- and long-term incentives

Mid-Term Incentive Plan

    Members of the Management Board participate in the MTIP, which was introduced in 2004. Similar to earlier MTIP tranches, in the 2008 tranche, awards are based on two performance targets. Each member of the Board of Management can receive an incentive payment of 15% (if one performance target is met) or 30% (if both performance targets are met) of his contractually agreed target remuneration as of January 1, 2008 (fixed annual salary compensation plus annual variable remuneration assuming 100% target achievement). If neither performance target is met at the end of the measurement term, no incentive remuneration under the MTIP is paid. For more information, see “—Mid-Term Incentive Plan Description” below and note (42) to notes to the consolidated financial statements.

    Mr. Akhavan and Mr. Höttges participate in the 2006 MTIP based on their prior activities as members of the Board of Management of T-Mobile International AG.

    The targets for the 2004 and 2005 MTIP were not achieved according to the results determined by the General Committee of the Supervisory Board. Therefore, no incentive remuneration was awarded to the Board of Management under the 2004 and 2005 tranches of the MTIP. The General Committee of the Supervisory Board decided at its meeting on February 4, 2009 that the relative plan target for the 2006 tranche of the MTIP has been achieved. Consequently, 15% of the contractually agreed target remuneration as of January 1, 2006 will be paid out in 2009.

    The following table shows the fair value of the 2008 MTIP for Management Board members calculated using the “Monte Carlo” valuation model:

	Compensation from the Mid-Term-Incentive Plans (in €)
	MTIP 2008 Maximum award amount	MTIP 2008 Fair value on the date of the grant	Total accrual: share-based compensation for 2008	MTIP 2007 Maximum award amount	Total accrual: share-based compensation for 2007
René Obermann	750,000	116,738	444,591	750,000	97,580
Dr. Karl-Gerhard Eick	630,000	98,060	439,520	596,250	84,737
Hamid Akhavan	480,000	74,712	275,023	480,000	61,626
Dr. Manfred Balz(1)	168,000	26,149	122,830	0	0
Reinhard Clemens	420,000	65,373	44,580	0	0
Timotheus Höttges	450,000	70,043	240,435	450,000	56,264
Thomas Sattelberger	515,000	80,160	152,452	457,778	35,529

Computed total value	3,413,000	531,235	1,719,431	2,734,028	335,736

(1) Dr. Manfred Balz continues to participate in the 2007 and 2008 tranches of the MTIP due to his previous position as General Counsel of Deutsche Telekom AG.

Stock Option Plan 2001

    Our 2001 Stock Option Plan was terminated by resolution of the shareholder´s meeting of May 18, 2004. No stock options had been granted to members of the Management Board after 2001. Stock options granted during 2001 remain exercisable provided the exercise conditions are met as required. For more information, see “—Stock Option Plans” below and note (42) to notes to the consolidated financial statements.

    Mr. Akhavan, Mr. Höttges and Mr. Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan as a result of their prior activities at T-Mobile. Dr. Manfred Balz still participates in the Stock Option Plan as a result of his previous position as General Counsel of Deutsche Telekom AG.

    The stock options that have been granted can be exercised under the terms of the relevant stock option plans. However, no options have yet been exercised. The number of stock options held by the members of the Management Board who were active in 2008 has remained unchanged as compared to the prior year.

    The following table sets forth the number and value of options granted to active members of our Management Board:

	Incentive-based compensation from stock option plans
	Options Outstanding as of December 31,	Number of options: 2001 SOP tranche 2001	Value per option upon issuance (2001)	Number of options: 2001 SOP tranche 2002	Value per option upon issuance (2002)	Weighted average of the exercise prices of all stock options
			(€)		(€)	(€)
René Obermann	2008	48,195	4.87	28,830	3.79	23.40
	2007	48,195		28,830
Dr. Karl-Gerhard Eick	2008	163,891	4.87	0	0.00	30.00
	2007	163,891		0
Hamid Akhavan	2008	—	0.00	19,840	3.79	12.36
	2007	—		19,840
Dr. Manfred Balz(¹)	2008	32,130	4.87	17,360	3.79	23.81
	2007	32,130		17,360
Timotheus Höttges	2008	—	0.00	17,050	3.79	12.36
	2007	—		17,050

Total(2)	2008	244,216		83,080

	2007	244,216		83,080

(1)  Dr. Manfred Balz continues to participate in the Stock Option Plan before being appointed to the Board of Management due to his previous position as General Counsel of Deutsche Telekom AG. His inclusion in the above table led to a year-on-year increase in the number of options issued for members of the Baord of Management, as Dr. Balz was not a member of the Board of Management in 2007.
(2)   Messrs. Clemens, Pauly and Sattelberger do not appear in this table because, due to the date of their appointments to the Management Board, they were no longer able to participate in any of the stock option plans.

    The range of exercise prices of the options held by Mr. Obermann and Dr. Balz varied between EUR 12.36 and EUR 30.00.

    For additional information, see note (42) to notes to the consolidated financial statements.

 Management Board total compensation for 2008

    Total 2008 compensation for those persons who served as members of the Management Board during the 2008 financial year was EUR 15,609,171. Included in the total compensation amount is the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for 2008, and the fair value of the 2008 MTIP-Tranche as of December 31, 2008. The pension costs resulting from the company pension plan are recorded under service costs. Other compensation is comprised of non-performance-based compensation.

    The compensation received by the individual members of the Management Board for their services as Management Board members in 2008 is shown in the following table.

Members of the Management Board

	Compensation(1)(in €)
	Year	Fixed annual salary	Other compensation		Variable remuneration	MTIP (fair value on the date of the grant)	Total	Pension expense (service costs)

René Obermann	2008	1,250,000	86,262		1,762,500	116,738	3,215,500	495,302
	2007	1,041,667	224,480		1,375,000	16,981	2,658,128	745,770
Dr. Karl-Gerhard Eick	2008	1,054,375	49,290		1,513,028	98,060	2,714,753	704,526
	2007	915,625	56,529		1,098,281	13,500	2,083,935	819,060
Hamid Akhavan	2008	800,000	613,588	(2)	1,178,400	74,712	2,666,700	0
	2007	733,333	608,693		934,000	10,868	2,286,894	0
Dr. Manfred Balz	2008	127,742	4,641		122,485	26,149	281,017	117,570
(from October 22, 2008)	2007	0	0		0	0	0	0
Reinhard Clemens	2008	650,000	33,463		1,106,250	65,373	1,855,086	261,469
	2007	54,167	0		68,750	0	122,917	32,881
Timotheus Höttges	2008	750,000	24,506		1,116,000	70,043	1,960,549	204,936
	2007	687,500	20,482		825,000	10,189	1,543,171	345,366
Thomas Sattelberger	2008	800,000	44,221		1,292,500	80,160	2,216,881	948,713
	2007	484,588	1,328,742		671,302	10,365	2,494,997	2,095,720

Total	2008	5,432,117	855,971		8,091,163	531,235	14,910,486	2,732,516
	2007	3,916,880	2,238,926		4,972,333	61,903	11,190,042	4,038,797

(1)   When comparing figures year-on-year, it should be noted that Mr. Clemens and Mr. Sattelberger are included in the table as members of the Board of Management for a full 12 months for the first time in 2008 and the number of members of the Board of Management has increased from six to seven. Moreover, the members of the Board of Management active in 2007 waived part of their remuneration in connection with the spin-off of the T-Service companies, whereby ordinary members of the Board of Management waived one month´s fixed basic salary and the Chairman of the Board of Management, in view of his particular responsibility, waived two month´s basic salary. The figures for the prior year reflect this waiver.
(2)   Due to his U.S. citizenship and the different taxation regulations applicable in Germany and the United States, Mr. Akhavan receives a monthly lump sum as a tax adjustment, in addition to the “pension substitute” amount.

    The allocations to the pension provisions in 2008 amounted to EUR 3,236,348. This figure comprises service costs in the amount of EUR 2,732,516 and interest costs in the amount of EUR 503,832.

    At December 31, 2008 there was still a legal obligation to pay Mr. Pauly, a member of the Management Board who left the company in the previous year, the sum of EUR 2,242,188.

    No member of the Management Board received benefits or corresponding commitments from a third-party for his activity as a Management Board member during the past financial year.

Former members of the Management Board

    A total of EUR 4,140,947 was recorded for payments to and entitlements for former members of the Management Board (for periods after the term of their Management Board service) and their surviving dependents.

    The provisions set up for current pensions and vested rights to pensions for this group of persons and their surviving dependents amounted to EUR 78,477,282 as of December 31, 2008.

Mid-Term Incentive Plan Description

    In 2004, we introduced our first MTIP to promote competitive total compensation for members of the Management Board, senior executives of the Deutsche Telekom Group, and other beneficiaries, mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group companies, which is designed to encourage mid- and long-term value creation in the Group, and therefore align the interests of management and shareholders.

The plan has a measurement term of three years. The intention is to launch a similar plan annually on a revolving basis for five years. A decision will be taken each year on whether to launch the plan for that year, as well as on the specific terms of the plan, in particular the performance targets.

The MTIP is a cash-based plan. A certain amount is set as an award to the beneficiaries by the respective employer, and this amount is paid out to the beneficiaries after the end of the measurement period for the relevant tranche of the plan (i.e., three years), subject to the achievement of the two performance targets set forth in the plan. In 2007 and 2008, we introduced MTIP tranches four and five with the same design features as the MTIP 2004.

    The 2004, 2005, 2006, 2007 and 2008 MTIP tranches are tied to two equally weighted, stock-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out. If only one performance target is achieved, 50% of the amount is paid out. If neither performance target is achieved, no payment is made.

The absolute performance target will be reached if, at the end of the three-year measurement period for the respective plan, Deutsche Telekom’s share price has risen by at least 30% compared with its share price at the beginning of the measurement period. The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG’s Xetra® trading during the last 20 trading days prior to the beginning and end of the plan. For the 2006 MTIP, the performance target will be achieved if an average closing share price of at least EUR 18.20 is reached during the defined 20 trading day period preceding the end of the measurement period. For the 2007 MTIP it is EUR 17.73 and for the 2008 MTIP it is EUR 19.64.

     The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXXSM Total Return Index on a percentage basis over the same period during the term of the individual plan. The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra® trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares, etc., and the non-weighted averages of the Dow Jones EURO STOXXSM Total Return Index during the last 20 trading days prior to the beginning and end of the individual MTIP. For the 2004 MTIP, the index’s starting value was 317.95 points. The starting value of the total return of Deutsche Telekom shares, which corresponds to their share price at the beginning of the plan, was EUR 14.08. For the 2005 MTIP, the index’s starting value was 358.99 points. The starting value of the total return of Deutsche Telekom shares was EUR 16.43. For the 2006 MTIP, the index’s starting value was 452.02 points. The starting value of the total return of Deutsche Telekom shares was EUR 14.00. For the 2007 MTIP, the index’s starting value was 551.91 points. The starting value of the total return of Deutsche Telekom shares was EUR 13.64 and for the MTIP 2008, the index´s starting value was 601,59 and the starting value of the total return of Deutsche Telekom shares was EUR 15.11.

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

    For the 2006 MTIP, the General Committee of the Supervisory Board decided at its meeting on February 4, 2009 that the relative performance target has been achieved. Consequently 50% of the awarded amount will be paid out in 2009.

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

    A total of 6,060,000 Deutsche Telekom ADSs underlying such options were outstanding at December 31, 2008.

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

SHARE OWNERSHIP

    The members of our Management Board in 2008 owned a total of 7,325 Deutsche Telekom shares and options exercisable for a total of 327,296 Deutsche Telekom shares, as of January 19, 2009. No individual member of our Management Board beneficially owned 1% or more of our outstanding shares as of January 19, 2009.

    On an individual basis, the members of our Management Board in 2008 beneficially owned the following amount of Deutsche Telekom shares as of January 19, 2009:

Name	No. of Shares Subject to Options		No. of Shares Beneficially Owned
Current members:
René Obermann	48,195	(1)	1,040
	28,830	(2)
Dr. Karl-Gerhard Eick	163,891	(1)	1,040
Hamid Akhavan(3)	19,840	(2)	0
Dr. Manfred Balz	32,130	(1)	5,245
	17,360	(2)
Reinhard Clemens	0		0
Timotheus Höttges	17,050	(2)	0
Thomas Sattelberger	0		0

Total	327,296		7,325

(1)           Stock Option Plan 2001, tranche 1—exercise price: EUR 30.00; expiration date: August 12, 2011.
(2)           Stock Option Plan 2001, tranche 2—exercise price: EUR 12.36; expiration date: July 14, 2012.
(3)
In 2008, Mr. Akhavan purchased discount certificates (Discountzertifikat auf Deutsche Telekom) for EUR 150,540 pursuant to which he will receive 19,500 Deutsche Telekom AG shares if our shares are trading below EUR 8.50 on June 25, 2009.  If our shares are trading above that price, Mr. Akhavan will receive a cash payment of EUR 165,750.

    The members of our Supervisory Board in 2008 owned a total of 3,694 shares as of January 19, 2009. No individual member of our Supervisory Board in 2008 beneficially owned 1% or more of our outstanding shares as of January 19, 2009.

     On an individual basis, the members of our Supervisory Board in 2008 beneficially owned Deutsche Telekom shares as of January 19, 2009 as follows:

Name	No. of SharesBeneficially Owned
Current members:
Jörg Asmussen (since July 1, 2008)	0
Hermann Josef Becker	957
Monika Brandl	774
Hans Martin Bury (since May 15, 2008)	0
Josef Falbisoner	556
Dr. Hubertus von Grünberg	0
Lawrence H. Guffey(1)	0
Ulrich Hocker	0
Lothar Holzwarth	730
Hans-Jürgen Kallmeier (member since October 15, 2008)	0
Sylvia Kühnast	37
Prof. Dr. Ulrich Lehner (member since April 17, 2008)	0
Waltraud Litzenberger	144
Michael Löffler	125
Prof. Dr. Wolfgang Reitzle	0
Prof. Dr. Wulf von Schimmelmann	0
Lothar Schröder	0
Dr. Ulrich Schröder (member since October 1, 2008)	0
Michael Sommer	0
Bernhard Walter	0

Former members who served on our Supervisory Board during 2008:
Ingrid Matthäus-Maier (member until September 30, 2008)	0
Dr. Thomas Mirow (member until June 30, 2008)	0
Dr. Arndt Overlack (member from March 3, 2008 until April 16, 2008)	0
Dr. Klaus G. Schlede (member until May 15, 2008)	0
Wilhelm Wegner (member until September 30, 2008)	371
Dr. Klaus Zumwinkel (Chairman and member until February 27, 2008)	0

Total	3,694

(1)           Mr. Guffey does not own any ordinary shares of Deutsche Telekom AG. Blackstone Capital Partners (Cayman) V L.P., and Blackstone Capital Partners (Cayman) V-A L.P. (collectively, the “BCP Cayman Funds”), for which Blackstone Management Associates (Cayman) V L.P. (“BMA Cayman”) is the general partner, and Blackstone DT Capital Partners V-S L.P., Blackstone Participation Partnership V L.P., Blackstone Family Investment Partnership V L.P. and Blackstone Family Investment Partnership V-A L.P. (collectively, the “BCP Funds”), for which Blackstone Management Associates V L.L.C. (“BMA”) is the general partner, and Blackstone GT Communications Partners L.P. and Blackstone Family Communications Partnership I L.P. (collectively, the “BCOM Funds” and, together with the BCP Cayman Funds and the BCP funds, the “Blackstone Funds”), for which Blackstone Communications Management Associates I L.L.C. (“BCMA”) is the general partner, collectively beneficially own 191.7 million shares of Deutsche Telekom AG. BMA Cayman, BMA and BCMA, as the general partners of such respective Blackstone Funds, have indirect voting and investment power over the shares in Deutsche Telekom AG held or controlled by the Blackstone Funds. Mr. Guffey is a member of BMA Cayman, BMA and BCMA and disclaims any beneficial ownership of the shares beneficially owned by BMA Cayman, BMA or BCMA, except to the extent of his pecuniary interest therein.

    No individual member of our Supervisory Board beneficially holds options to purchase Deutsche Telekom shares in an amount that exceeds 1% of the total shares outstanding.

EMPLOYEES AND LABOR RELATIONS

Employees

    As of December 31, 2008, the companies within the Deutsche Telekom consolidated Group employed a workforce of 227,747 people worldwide, excluding interns and apprentices. This represents a decrease of 5.7 % compared to December 31, 2007.

The following table provides a geographic breakdown of our workforce at the dates indicated:

	December 31,
	2008	2007	2006
Deutsche Telekom Group employees(1)	227,747	241,426	248,800
Thereof:
Germany	131,713	148,938	159,992
European Union outside of Germany	45,115	45,709	45,144
Other European countries	7,908	8,179	9,014
North America	38,621	34,297	31,049
Rest of the world	4,390	4,303	3,601

(1)           Employees, excluding interns and apprentices.

    The following table shows (i) the number of civil and non-civil servant employees within the Deutsche Telekom consolidated Group, as well as within Deutsche Telekom AG, and (ii) the total number of employees by operating segment at the dates indicated:

Deutsche Telekom Group Employees(1)

	December 31,
	2008	2007	2006
Deutsche Telekom AG(1) (2)	44,645	51,863	92,575
thereof:
Civil servants	32,113	35,559	40,380
Salaried employees and wage earners(3)	12,532	16,304	52,195
Deutsche Telekom Group	227,747	241,426	248,800
thereof:
Civil servants	32,113	35,559	40,380
Salaried employees and wage earners(4)	195,634	205,867	208,420
thereof:
Mobile Communications Europe	29,557	32,304	29,937
Mobile Communications USA	38,031	33,750	30,492
Broadband/Fixed Network	89,783	93,486	101,594
Business Customers	51,692	56,516	57,538
GHS	18,684	25,370	29,239

(1)           Employees, excluding interns and apprentices.

(2)           The number of employees declined in 2008 by 7,218 to 44,645. The main reason for this decrease was the transfer of around 3,000 employees to the newly created Telekom Service companies. In addition, personnel reduction measures and natural employee turnover contributed to the decrease in the number of employees compared to the prior year.

(3)           Thereof, 3,033 “civil servants temporarily without civil servant status” at December 31, 2008. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions, or accept employment conditions within the Group, that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.

(4)           Includes 20,643 civil servants temporarily without civil servant status, of which 3,033 work at Deutsche Telekom AG and an additional 17,610 work at our subsidiaries.

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

Civil Servants

    As of December 31, 2008, approximately 32,100 of our employees had active civil servant status in Germany. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the law governing our privatization, our civil servant employees retained their civil servant status. Accordingly, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized, pursuant to the law governing our privatization, to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunication Agency (Bundesanstalt für Post und Telekommunikation or the “Federal Agency”) has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

    Under the German Postal Employees Act (Postpersonalrechtsgesetz), which governs the legal position of civil servants at Deutsche Telekom AG, we have been given greater flexibility with respect to our relationship with our civil servants. Among other things, this law allowed for the complete elimination of the Christmas bonus, making it possible for us to finance the reduction in weekly working hours from 38 to 34 under our employment alliance, which also applied to civil servants from April 2004. The agreement provides the option of assigning tasks in companies within or outside the Group to active civil servants. The civil servants’ compensation, healthcare and pension entitlements have been maintained. Under certain circumstances, civil servants may also be transferred, even without their consent, to companies in which Deutsche Telekom AG has a direct or indirect majority shareholding. However, there is a risk that civil servants temporarily without civil servant status may return to Deutsche Telekom AG, for example, after the completion of their work at one of our subsidiaries. Although we attempt to reduce this risk through compensation payments (from the subsidiaries to Deutsche Telekom), we cannot eliminate it completely.

    Since 2004, the employment alliance has been funded for civil servants by various measures, including the elimination of year-end bonuses (Christmas bonuses) based on an amendment of the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG). As expected, civil servants have raised objections and taken legal action against the amendment law. For more information, see “Item 8. Financial Information—Legal Proceedings – Civil Servants.”

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

    In accordance with the provisions of the Post and Telecommunications Reorganization Act (Postneuordnungsgesetz), the special pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants of Deutsche Telekom AG and the imputed gross remuneration of civil servants temporarily without civil servant status of Deutsche Telekom AG entitled to pension payments. These contributions amounted to EUR 762 million in 2008, EUR 772 million in 2007 and EUR 842 million in 2006.

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

    On November 16, 2006, the “Draft Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” entered into force. Among other things, this Act is intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost (Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG). These successor companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. Accordingly, we are now able to include civil servants in staff restructuring measures. Civil servants of all service grades, who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation, will be able to apply for early retirement from the age of 55.

Pay increase for civil servants in the Deutsche Telekom Group

    The Federal Republic decided to adjust retroactively the remuneration and pensions of German civil servants by enacting the 2008/2009 Federal Civil Servant Remuneration and Pension Act (Bundesbesoldungs- und Versorgungsanpassungsgesetz 2008/2009). This also applies to civil servants employed by us. This Act provides that from January 1, 2008, the basic monthly salary rates will increase by EUR 50 (basic amount). In addition, remuneration, including the basic amount, was also increased by 3.1%. A further increase of 2.8 % follows as of January 1, 2009. In addition, a one-time payment of EUR 225 per civil servant was made in January 2009, and overtime pay has also been increased.

    The German Bundestag (lower house of the German parliament) approved the draft law for the reform of civil-service law (Dienstrechtsneuordnungsgesetz) and the Bundesrat (upper house of the German parliament) received the draft on December 19, 2008. The draft law includes the gradual increase in the retirement age of federal civil servants to 67. This increase does not apply, however, to those civil servants who have chosen to take early retirement, meaning civil servants who are eligible are still able to take early retirement upon reaching the age of 55. When the reform of civil-service law comes into effect, the provisions for early retirement will be extended until December 31, 2012, whereas it is currently limited until December 31, 2010. Exercise of the early retirement option in 2011 and 2012 is subject to a decision by the Management of Board.

Other Employees

    As of December 31, 2008, approximately 99,600 of our employees in Germany were non-civil servants. In addition, the majority of these employees are covered by collective bargaining agreements, but all non-civil servant employees in Germany are, in general, covered by the Dismissal Protection Act (Kündigungsschutzgesetz), which imposes various restrictions on the involuntary termination of employment. Additionally, the Act on Protection Against Unfair Dismissal contains regulations that limit the fundamental right in German civil law to terminate long-term contracts (known as “continuing obligations”) in favor of employees to “socially justified dismissals.”

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

Collective negotiations for T-Systems, T-Mobile Deutschland and Telekom Shops

    The collective negotiations for Telekom Shops were concluded in March 2008.  After five months of no change in compensation levels, annual target salaries were increased by 3.8 % from June 1, 2008. A one-time payment of EUR 650 for lower salary groups and EUR 550 for higher salary groups was made in April 2008.The term of the agreement is 16 months, until April 30, 2009.

    Under the terms of the agreement for certain T-Mobile Deutschland employees in June 2008, the salaries of around 4,000 employees covered by a collective agreement will be adjusted in two stages. Salaries rose by 3.6 % as of June 1, 2008 and will rise by a further 2.3 % twelve months later.  The collective agreement is valid through December 31, 2009. For the first months of 2008, the lower salary groups received an additional one-time payment of EUR 650 and the higher salary groups EUR 550. In January 2009, employees in the lower salary group again received a one-time payment of EUR 500, while EUR 400 went to those in the higher salary groups.

    Collective negotiations at T-Systems were concluded in July 2008. The result was a salary increase of 3.1 % from January 1, 2009.   The salary increase is to be paid to approximately 27,000 employees who are covered by the collective agreement with the service industry trade union ver.di. The negotiating parties agreed to a one-time payment of EUR 900 per employee for 2008. The wage agreement is valid for a total of 21 months until December 31, 2009.

    The collective agreements at Telekom Shops, T-Mobile Deutschland and T-Systems were based on different economic backgrounds.Overall, it has been possible to reach agreements that take into account the economic situation of the individual company and the interests of the employees. The collective remuneration agreements with the T-Service companies were terminated effective December 31, 2008. Collective negotiations for approximately 50,000 employees and approximately 11,500 trainees began in mid-January 2009. Ver.di has made demands for increases of 8.5 % or at least EUR 220/month per employee for 12 months.
Collective negotiations on remuneration increases for DeTeFleet GmbH and Deutsche Funkturm Management GmbH commenced in 2008 and are still ongoing.

Telekom Service

    The establishment of the three service companies in 2007 was an essential element of our reorganization. In 2008, we were able to implement the next phase of this reorganization and reinforce the position of the new service companies in the markets. Deutsche Telekom Kundenservice GmbH (DT KS) proposed a plan to modernize and consolidate its service center structure. After three months of negotiations and arbitration hearings, DT KS and the central works council of DT KS have agreed with the customer service site concept. It is expected that by mid-2011, DT KS will consolidate these activities to 33 sites throughout Germany. A comprehensive social plan will be implemented to assist about 8,000 employees.

    As of December 1, 2008, we transferred the four technology centers previously assigned to T-Home to Deutsche Telekom Netzproduktion GmbH (DT NP). These centers are responsible for the technology planning, acceptance, IT, quality and network management. The Group is thus bundling responsibility for the technology core business and increasing the economic performance of network production in the interests of customers. Approximatley, 6,000 employees across Germany are being transferred to DT NP. An agreement was reached with ver.di on November 25, 2008 on the terms and conditions for employees transferring to DT NP. In line with agreements for T-Service, employees at the technology centers will be protected from salary reduction and compulsory redundancy until the end of 2012, and will be protected against outsourcing. In addition we have agreed not to transfer DT NP outside the group until 2010.

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

    To this end, we have adopted a broad-based approach to staff restructuring, comprised of measures to reduce overall headcount while avoiding compulsory redundancies, alongside demand-driven skills development and employee advancement programs, as well as the targeted recruitment of junior staff with relevant skills. In existing core markets such as the fixed-line business, we are committed to downsize the workforce in order to remain competitive, while in areas with direct customer contact such as our Telekom shops and in certain growth markets such as the mobile market in the United States, new jobs are being created.
Our personnel restructuring program, called the “32,000 program” was launched in 2005 and concluded ahead of schedule, in 2008. However, we will continue our staff restructuring activities to the extent necessary in response to the intensity of competition, the pace of technological progress and the regulatory environment in Germany, as well as the level of personnel costs in some areas compared with our competitors.

    In addition to the necessary reductions, growth in new business areas has resulted in staff restructuring and expansion. The Group recruited 3,134 new staff as part of the hiring initiatives in 2008.  Further, another 929 fixed-term junior staff hirings were accomplished at Vivento Interim Services (VIS) during 2008, which was formerly part of the Deutsche Telekom Group and now operates a joint business model with the temporary employment agency Manpower.  The agreement with Manpower provides that after a transitional period of 12 months, VIS employees may be taken over on a permanent basis by us.

    In 2008, expenses for our personnel measures totaled approximately EUR 1,054 million. These measures relate mainly to severance and other incentive payments that will continue to have an effect after 2008. In particular, this relates to expenses in connection with the rules for the early-retirement of civil servants in the amount of EUR 216 million, as well as expenses for severance payments both in and outside of Germany in the amount of EUR 824 million.

    With the deconsolidation of various Group companies in Germany in which civil servants are employed, there is a possibility that these civil servants will continue to work at the transferred entity after it is sold. However, in this case, the agreement of the civil servant is required. In this event, there remains the possibility for the civil servants (who have temporarily given up their civil servant status to work outside of Deutsche Telekom AG) to return to Deutsche Telekom AG.

Vivento

    In June 2002, we and ver.di signed a collective agreement concerning employee rationalization matters. This agreement contains provisions providing protection in the case of rationalization-related job cuts affecting employees covered by collective agreements and trainees who have successfully completed their training. In accordance with these provisions, we established Vivento, our personnel services agency. This agency has as its primary task the placement of employees affected by rationalization measures and, after appropriate retraining, if necessary, the placement of those employees in vacant positions inside and outside of the Group.

    Vivento made an important contribution to the personnel restructuring in the Group in 2008 by locating additional external employment opportunities, in particular with the public sector, for employees of the Group, sustainable placement management, the improvement and sale of additional Vivento Customer Services sites and the transfer of operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Vivento had around 8,164 employees at the end of 2008.This figure comprises 497 of Vivento's own staff including management, 2,391 call center unit employees, 3,024 employees assigned to projects set up together with the German Federal Employment Agency and in other positions, mainly in the public sector, as well as 2,252 additional transferees. External personnel placement at normal market terms and conditions is intended to partially refinance the personnel costs of employees assigned.

    During 2008, 4,595 employees left Vivento to pursue new employment opportunities, bringing the total number of employees that have found jobs outside of Vivento since its formation to 32,938.Vivento added 2,552 employees during 2008, of which 2,116 employees came from our subsidiaries,bringing the number of staff transferred to Vivento since its formation to 41,102. During 2008, around 82 % of the 7,667 employees in Vivento (excluding Vivento's own staff and management) were in alternative employment or undergoing training.

    Vivento continued the sale of Vivento Customer Services GmbH sites in 2008.The arvato group took over five sites effective March 1, 2008.Approximately 410 employees were transferred to the arvato group as part of the transfer of operations. The transfer included a long-term order commitment from us. We sold five more sites to the D+S europe group in October 2008. Operations were transferred, together with around 330 employees, on December 1, 2008. We also agreed to a long-term order commitment in connection with this transfer.

    Vivento also made an important contribution to staff reduction within the Group with the sale of the business operations of Vivento Technical Services GmbH to Nokia Siemens Networks. Effective January 1, 2008, the business operations were transferred together with a total of around 1,600 employees.

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

    According to information supplied to us by the Federal Republic, at December 31, 2008, the Federal Republic’s direct ownership interest in our company was 14.83%. KfW, a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 16.87% of our shares at December 31, 2008.

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

	For the year ended December 31,(1)
	2008			2007		2006
Identity of Person or Group	Shares owned		%	Shares owned	%	Shares owned	%

Federal Republic	646,575,126		14.83	646,575,126	14.83	646,575,126	14.83
KfW(2)	735,661,686	(2)	16.87	735,667,390	16.87	735,667,390	16.87

			31.70		31.70		31.70

(1)           Percentages calculated based on total outstanding shares as of the period end, which do not give effect to shares to be delivered in connection with the maturity of certain exchangeable bonds.

(2)           Of which, approximately 200.9 million shares are subject to transfer to KfW security holders in accordance with the terms of outstanding KfW securities maturing in 2011.

    As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce its holdings of Deutsche Telekom shares. We do not expect that a reduction in the holdings of our shares by the Federal Republic or KfW will have a material negative effect on our governance or business.

    Based on our share register, as of February 26, 2009, we had approximately 1,783,018 registered holders of our ordinary shares, including 1,644 registered holders of our shares with addresses in the United States. As of December 31, 2008, there were 4,361,319,993 total outstanding shares.

    As of February 26, 2008, there were 152,347,758 of our ADSs outstanding, with 1,019 registered holders of record of our ADSs with addresses in the United States and 44 holders of record of our ADSs with addresses outside the United States.

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

For as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhängigkeitsbericht) setting forth the relationships and the transactions entered into between us and the Federal Republic or its affiliated agencies and enterprises. This “related-party report,” which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor’s findings thereon and inform the shareholders as to the conclusions of both. In the 2008 related-party report, our Management Board declared that, under the circumstances known to the Management Board at the time we performed the specified business transactions with the Federal Republic or its affiliated enterprises (including the Federal Agency), we received appropriate remuneration in respect of these transactions, and that we did not perform or omit any actions on behalf of, or on the instructions of, the controlling shareholder, in its capacity as such, or of its affiliated enterprises. Our independent auditors have confirmed the accuracy of our 2008 related-party report regarding the relationships between our controlling shareholder and us.

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

    Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post and the Federal Agency. Because German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We made a payment of EUR 55 million for these services in 2008 (compared to 2007: EUR 52 million; 2006: EUR 53 million).

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

 Federal Republic and Affiliated Entities as Customers

    The Federal Republic is one of our largest customers and purchases services on an arm’s length basis. We deal with the various departments and agencies of the Federal Republic as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. We enter into contracts to provide telecommunications services to the Federal Republic and its agencies and instrumentalities (including corporations owned, controlled by, or affiliated with, the Federal Republic) on an arm’s length basis in the ordinary course of our business.

    We also purchase goods and services, primarily distribution and transportation, printing, warehousing and other services, from Deutsche Post World Net group (“Deutsche Post”), 30.5% of whose shares are owned by the Federal Republic. Deutsche Post also purchases goods and services, primarily consisting of information technology and corporate network services from us. Three of our current Supervisory Board members are members of the Supervisory Boards of Deutsche Post AG and Deutsche Postbank AG. The former Chairman of our Supervisory Board, Dr. Klaus Zumwinkel, resigned effective as of February 27, 2008. Dr. Zumwinkel was also the Chairman of the Management Board of Deutsche Post AG until February 18, 2008, as well as the Chairman of the Supervisory Board of Deutsche Postbank until February 18, 2008.

    We and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 600 million. As of December 31, 2008, no amounts were drawn down under this credit line. The interest rate of this credit is a reference rate (Euribor/Eonia) plus a margin that depends on the credit rating of the Company. The margin is currently 20 basis points per year. In the ordinary course of business, we engage in a variety of other routine commercial banking relationships with Deutsche Postbank. In 2008, we deposited cash with Deutsche Postbank at normal market rates of interests and maturities and also borrowed EUR 100 million through the issuance of promissory notes to Deutsche Postbank.

    Our Dutch finance subsidiary, Deutsche Telekom International Finance B.V., is party to one loan agreement with KfW in the amount GBP 150 million, which is guaranteed by Deutsche Telekom AG. The level of the interest rates depends on our credit rating. The loan will mature on July 13, 2010.

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

Federal Republic Guarantees

Under German law, all of our liabilities outstanding as of January 1, 1995, the date of Deutsche Telekom’s registration in the Commercial Register (Handelsregister) in Bonn, became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic’s obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 1, 1995. These guarantees amounted to an aggregate of EUR 2.1 billion as of December 31, 2008.

DT 3 Offering

In connection with the global offering of our securities by KfW in June 2000 (the “DT 3 Offering”), we agreed to bear certain offering-related expenses in view of the benefits to be accrued by us from the offering. We, the Federal Republic and KfW agreed to indemnify the underwriters of that offering against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, in the manner provided for in the underwriting agreement. The underwriting agreement allocated among us, the Federal Republic and KfW indemnification responsibility for particular sections of the disclosure materials, with us taking responsibility vis-à-vis the underwriters for, among other things, the parts of the disclosure materials concerning our business and financial statements. Additionally, we agreed with KfW to assume responsibility for errors, if any, in the translation of some of the prospectuses and in certain supplementary disclosure items that were required under local law in some offering jurisdictions. Moreover, as the issuer of the shares that were offered, we became subject to the prospectus liabilities, if any, associated with the registering or listing of the securities offered in various jurisdictions. The underwriting agreement provided that its underwriter indemnification provisions were in addition to, and did not affect, any liability that we, KfW, the Federal Republic or the underwriters may otherwise have had. For more information, see “Item 8. Financial Information—Legal Proceedings – Reimbursement Proceedings against the Federal Republic and KfW.”

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

LEGAL PROCEEDINGS

The companies in our Group are involved in a number of legal proceedings in the ordinary course of our business. In addition, proceedings involving alleged abuse of a market-dominant position by us and other alleged antitrust violations, as well as other regulatory controversies, are pending before competition and regulatory authorities. For additional information concerning pending proceedings before or involving competition and regulatory authorities, see “Item 4. Information on the Company—Regulation.”

Securities and Corporate Law-Related Proceedings

German Prospectus Liability Suits

Since 2001, purported purchasers of our shares sold pursuant to prospectuses dated June 25, 1999, and May 26, 2000, have filed more than 2,600 lawsuits in Germany predominantly alleging that the book values of our real property portfolio were improperly established and maintained under German GAAP and that we allegedly failed to adequately disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation (the predecessor of T-Mobile USA). These lawsuits are pending before the Regional Court (Landgericht) in Frankfurt am Main. On July 11, 2006 (with respect to the offering prospectus dated May 26, 2000) and on November 22, 2006 (with respect to the prospectus dated May 28, 1999), the court issued orders for model proceedings (Vorlagebeschlüsse) with respect to these lawsuits based on the Act on Model Case Proceedings in Disputes under Capital Markets Law (Kapitalanleger-Musterverfahrensgesetz) seeking a decision of the Frankfurt Court of Appeals (Oberlandesgericht ) as to common questions of law and fact with respect to the above-mentioned allegations. The master decision by the Court of Appeals will be binding for all parties in the main proceedings. The aggregate amount of all shareholders’ claims filed in Germany in these lawsuits is approximately EUR 79 million. The Frankfurt Court of Appeals held oral hearings during April and May 2008 and on January 15, 2009. The Court plans to hear further witnesses during the first half of 2009.

We are contesting each of the aforementioned lawsuits vigorously, but we are not in a position to predict the outcome of the lawsuits at this time.

Prospectus Liability Conciliation Proceedings

In addition, many purported shareholders have initiated conciliation proceedings with a state institution in Hamburg (Öffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg, the “OeRA”), in our view, mainly as an effort to stay the statute of limitations. The claims made in these conciliation proceedings are analogous to those made in the prospectus liability lawsuits described above. Our participation in these conciliation proceedings would be voluntary, and we have declined to participate. The OeRA has closed a number of the proceedings because of the lack of participation of either or both parties, and we expect that the remaining procedures will also be closed. According to information we have received from the OeRA, about 4,000 conciliation proceedings are still pending. However, upon the closing of the conciliation proceedings, the statute of limitations with respect to the time within which to bring a civil action is stayed for six months. A number of applicants have already filed civil proceedings, and we expect that a substantial number of additional applicants will file lawsuits analogous to those made in the prospectus liability lawsuits described above.

Reimbursement Proceedings against the Federal Republic and KfW

In December 2005, we filed lawsuits against the Federal Republic and KfW for the reimbursement of expenses in connection with a June 2000 offering of our shares, in the amount of approximately EUR 112 million. We claim that the Federal Republic and KfW are obliged to reimburse us for legal expenses and settlement costs that we incurred in connection with the resolution of U.S. class action lawsuits relating to that offering. Our claim includes a demand for reimbursement of our D&O insurers in the aggregate amount of EUR 46 million. In June 2007, the Regional Court in Bonn held that the claim is justified on the merits. However, all parties have filed appeals against various aspects of the decision. A hearing with respect to the appeal was held on April 10, 2008 after which both parties filed additional briefs. The Cologne Court of Appeals has scheduled a further oral hearing for April 2, 2009.

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

  the transfer of the shares required the unanimous approval of PTC’s supervisory board;
  the shareholders’ agreement permitted only the transfer of a party’s entire interest; and
  the consent of the Polish Ministry of Telecommunications to the transfer was required but not obtained.
    In November 2004, the arbitration tribunal ruled that, because it had not satisfied the requirements of the deed of formation and the shareholders’ agreement, the transfer of the PTC shares to Telco was ineffective and that the shares remained with Elektrim at all times. The arbitration tribunal further held that if Elektrim could not recover those shares within two months, this would be deemed to be a material default, which under the PTC shareholders’ agreement would give rise to a call option in favor of T-Mobile Deutschland over Elektrim’s shares in PTC at a price equal to their book value. Because Elektrim, in our opinion, did not recover these shares within the two-month period, T-Mobile Deutschland provided notice of exercise of its call option on such shares upon expiration of this two months period. Elektrim disputed the validity of our exercise of this call option and claimed it recovered the shares within the two-month period set by the tribunal. We initiated further arbitration proceedings against Elektrim, seeking a declaration that we had validly exercised the call option, and, as a result, had acquired the shares that Elektrim owned.  In two decisions of a Vienna arbitration tribunal (dated June 6 and October 2, 2006, respectively), it was held that T-Mobile Deutschland validly exercised the call option and that it acquired the disputed shares with effect as of February 15, 2005, upon payment of the then book value and provision of an undertaking to pay any additional purchase price the tribunal might award to Elektrim. As consideration for the additional 48% of the shares in PTC, T-Mobile Deutschland has paid approximately EUR 0.7 billion to date. Any further payments to be made will depend on the course of future events, including especially the outcome of Elektrim bankruptcy proceedings relating to Elektrim. For more information, see “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

    Telco brought actions for nullification of the November 2004 awards of the arbitration tribunal. On December 20, 2005, a commercial court in Vienna partially nullified the November 2004 decision of the arbitration tribunal that the transfer of PTC shares to Telco was invalid. However, a subsequent appeal against this decision by Elektrim and T-Mobile Deutschland before the Vienna Court of Appeals was successful and subsequently confirmed by the Austrian Supreme Court. Accordingly, in our view, the ruling of the arbitration tribunal can no longer successfully be challenged or nullified. In December 2007, Telco, and two small PTC shareholder entities (Carcom and Autoinvest) controlled by Vivendi filed a claim with the Austrian courts seeking a declaration that the award is a non-award. In our view, this remedy is not available, since annulment proceedings are the exclusive remedy to set aside an arbitral award under Austrian law.

    Telco, Carcom and Autoinvest also brought annulment proceedings against the two awards (dated June 6 and October 2, 2006) regarding T-Mobile Deutschland's call option. The Commercial Court in Vienna has in the first instance already rejected these claims for annulment. Telco, Carcom and Autoinvest have filed an appeal which was rejected by the appellate court on January 21, 2009. An ordinary appeal to the Austrian Supreme Court is not allowed.

    Elektrim and T-Mobile Deutschland sought recognition of the November 2004 arbitration ruling before the Polish courts, which recognition was granted by the Warsaw court of first instance. On March 29, 2006, the Warsaw Court of Appeals confirmed the lower court decision recognizing the Vienna arbitration award of November 2004 as binding and enforceable in Poland. The Warsaw Court of Appeals thus gave full effect to the November 2004 Vienna arbitration ruling. This decision has been subject to a further appeal by Telco to the Polish Supreme Court, which sent the case back to the court of first instance to be reconsidered on the basis of a procedural error made by the Warsaw court of first instance. The court of first instance renewed the recognition of the arbitration ruling on June 18, 2008. Telco has appealed this decision. T-Mobile Deutschland seeks the reaffirmation of the recognition ruling in the proceedings before the Warsaw Court of Appeals. The Warsaw Court of Appeals decided in December 2008 to make, on the basis of the European Convention on Information on Foreign Law of June 7, 1968, a request for information concerning the extent to which Austrian law regulates the legal effects of the arbitration tribunal’s award.

    On December 7, 2004, Telco filed a lawsuit against PTC before the District Court in Warsaw seeking a court decision declaring that Telco is a valid shareholder of 48% of PTC shares. On June 24, 2008, the Court of Appeals in Warsaw issued a decision stating that Polish courts have jurisdiction in this case. The case was remanded to the District Court in Warsaw, where it is still pending.

    Other litigation among the parties, including Vivendi, Elektrim and Telco, continues. In particular, in April 2005, T-Mobile International AG (formerly T-Mobile International AG & Co. KG) and Deutsche Telekom AG were served with a complaint filed by Vivendi with the Tribunal de Commerce de Paris seeking a declaratory judgment on the basis of allegations that contractual negotiations with Vivendi had been maliciously terminated in September 2004. On March 18, 2008, Vivendi’s claim was rejected in the court of first instance,  which ruled that there had been no wrongful termination of the negotiations. Vivendi has appealed the decision seeking damages in the amount of approximately EUR 1.9 billion.

    Additionally, Telco initiated tort actions in the Warsaw court of first instance against, among others, six employees of Deutsche Telekom and affiliated companies who were nominated to, or have acted as nominees of T-Mobile Deutschland and its affiliates in, the governing bodies of PTC, T-Mobile Deutschland and T-Mobile Poland Holding No. 1 B.V. (“T-Mobile Poland Holding”) claiming 3 million Polish zloty (approximately EUR 0.69 million) and an additional as yet undetermined amount, in damages.

    In February 2006, we were informed that Telco had filed a lawsuit before the District Court in Warsaw, seeking to exclude T-Mobile Deutschland GmbH, T-Mobile Poland Holding and Polpager Sp. z o.o. (“Polpager”) from ownership in PTC and to obtain summary relief freezing T-Mobile Deutschland’s shareholder rights. Such summary relief was not granted. The proceedings are currently seuspended.

    On August 21, 2007, Elektrim was declared bankrupt with the possibility of reorganization. On November 26, 2007, T-Mobile Deutschland filed its claims as well as claims of T-Mobile Poland Holding, Polpager and PTC that had been transferred to T-Mobile Deutschland on a fiduciary basis against Elektrim in the aggregate amount of approximately 14.2 billion Polish zloty (EUR 3.3 billion ). These damage claims relate to interference by Telco, which was supported by Elektrim at that time, in the business of PTC.

    We have also sought redress for the damage caused to us and PTC in civil proceedings against Telco which T-Mobile Deutschland initiated in Polish courts and which are still pending, as well as in arbitration proceedings initiated by T-Mobile Deutschland before the Vienna Arbitration Tribunal against Vivendi, Carcom and Autoinvest in 2007. T-Mobile Deutschland is seeking an award  for damages in excess of EUR 1.2 billion, incurred by T-Mobile Deutschland as a result of Vivendi’s tortious interference with its rights as a PTC shareholder and Carcom’s and Autoinvest’s breaches of the PTC Deed of Formation and the Shareholders’ Agreement. We also initiated separate arbitration proceedings against Carcom and Autoinvest, seeking a declaration of material default against each. The proceedings are still pending.

    On April 13, 2006, Vivendi  filed arbitration proceedings against Deutsche Telekom AG, T-Mobile International, Telco and other defendants with the International Chamber of Commerce in Paris, France (with the place of arbitration located in Geneva, Switzerland), alleging a breach of an asserted oral contract that purportedly caused Vivendi to incur damages in an amount of more than EUR 3 billion. Vivendi alleges that the defendants and Vivendi had reached an oral agreement to end, among other things, all legal disputes concerning the equity interests in PTC. The proceedings are still pending.

    On October 23, 2006, T-Mobile USA, Inc., T-Mobile Deutschland, T-Mobile International AG and Deutsche Telekom AG (the “DT Defendants”) were named as defendants in a complaint filed by Vivendi in the United States District Court for the Western District of Washington. On August 1, 2007, after two previous amendments, Vivendi filed a Third Amended Complaint in which it added its U.S. subsidiary, Vivendi Holding I Corp. (“Vivendi Holding”), as an additional plaintiff. Plaintiffs’ complaint, as amended, alleges violations of the Racketeer Influenced and Corrupt Organizations provisions of the Organized Crime Control Act of 1970 (“RICO”), and common law fraud, in connection with the DT Defendants’ acquisition of a controlling stake in PTC. Plaintiffs are seeking, among other things, unspecified compensatory damages. On September 26, 2007, the DT Defendants filed a motion to dismiss the Third Amended Complaint on grounds of forum non conveniens, lack of subject matter and personal jurisdiction, and failure to state a claim. On June 5, 2008, the Court granted the DT Defendants’ motion and dismissed the action. Vivendi has appealed the District Court’s decision to the United States Court of Appeals for the Ninth Circuit. The Court has not yet scheduled an oral hearing.

    In addition to the foregoing, there are other disputes and proceedings stemming from the conflict over the ownership of PTC and related matters.

    We are contesting the PTC-related controversies vigorously.  We can offer no assurances as to the duration or outcome of the proceedings described above, including with regard to whether they can be resolved by settlement or otherwise.  Furthermore, if the proceedings described above were determined in a manner adverse to our interests or us, our current and future investments in PTC could be put at risk.

Proceedings Relating to the Merger with T-Online International AG (T-Online)

Release Proceedings Relating to the T-Online Merger

Some former shareholders of T-Online filed lawsuits with the Regional Court in Darmstadt , Germany,challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom AG, adopted at the T-Online Shareholders’ Meeting on April 29, 2005.

On August 12, 2005, T-Online filed an application for release with the Regional Court in Darmstadt, seeking an order preventing the lawsuits of such shareholders from standing in the way of the merger’s registration in the commercial registers of T-Online and Deutsche Telekom in Darmstadt and Bonn, respectively, and thus becoming effective. On November 29, 2005, the Regional Court rejected T-Online’s application for release. On December 9, 2005, T-Online filed an immediate appeal with the Court of Appeals in Frankfurt am Main in the release proceedings. In response to T-Online’s appeal, the Court of Appeals set aside the decision of the Regional Court in Darmstadt and found that such lawsuits do not stand in the way of the registration of the merger with Deutsche Telekom in the commercial register. The decision by the Court of Appeals became final and binding upon the refusal by the Federal Court of Justice (Bundesgerichtshof) to review the decision of the Court of Appeals by a ruling communicated on June 1, 2006. Accordingly, the merger was registered in the commercial registers on June 6, 2006 and became effective on such date.

To the extent that the plaintiffs have not withdrawn their lawsuits, the main proceedings on the lawsuits challenging the validity of the T-Online shareholder’s resolution approving the merger agreement continue. However, even if the plaintiffs prevail, these lawsuits would not lead to an annulment of the merger, and the court could only find Deutsche Telekom liable for damages. On August 23, 2006, the Regional Court in Frankfurt am Main rejected the transfer of the lawsuits from the Regional Court in Darmstadt to the Regional Court in Frankfurt am Main. On October 20, 2006, the Regional Court in Darmstadt decided to have the Court of Appeals in Frankfurt am Main determine the competent court. On December 28, 2007, the Court of Appeals in Frankfurt am Main decided that the Regional Court in Frankfurt am Main is the competent court. We believe that the lawsuits challenging the validity of the merger resolution are without merit.

Several former T-Online shareholders filed requests for judicial review of the appropriateness of the merger exchange ratio set forth in the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom with the District Court in Frankfurt am Main. Under the German Transformation Act (Umwandlungsgesetz) former shareholders of T-Online, whose shares have been exchanged for Deutsche Telekom shares in the course of the merger, may request a judicial review of the appropriateness of the merger exchange ratio by the District Court in Frankfurt am Main in appraisal proceedings. If in these appraisal proceedings it is found in a final and binding way that the exchange ratio was too low for the T-Online shares, the competent court would assess an additional cash payment, which Deutsche Telekom would pay to all former T-Online shareholders whose shares had been exchanged for Deutsche Telekom shares in the course of the merger. The exchange ratio set forth in the merger agreement was determined on the basis of company evaluations conducted by Deutsche Telekom and T-Online with the assistance of two audit firms. In addition, after the conclusion of the merger agreement, the independent merger auditor selected and appointed by order of the court had stated that, according to his findings, the exchange ratio is appropriate. The court scheduled a first oral hearing in the case for February 12, 2008 and took evidence by hearing of witnesses. In May 2008, the court decided in a procedural order to request the independent merger auditor to give an opinion upon the objections of the plaintiffs and the joint representative (appointed by the court for those former minority shareholders of T-Online being not directly party to the proceedings) regarding the determination of the capitalized value based on the planning. In his written opinion, the independent merger auditor confirmed that the enterprise valuations of Deutsche Telekom and T-Online are not objectionable; in particular, he found that the plaintiffs’ objections are without merits. A further oral hearing took place on February 17, 2009, where the plaintiffs had the opportunity to ask the independent merger auditor questions on his written opinion. The court has scheduled a date for a decision to be rendered on March 13, 2009, which we believe will be a decision on the merits of the case in the first instance or, less likely, an order to take expert evidence on certain limited issues of the enterprise valuations. We continue to believe that the judicial review of the appropriateness of the merger exchange ratio is without merit.

Damage and Information Proceedings Relating the Voluntary Public Offer for T-Online Shares

In December 2005, four shareholders of T-Online International AG who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares filed lawsuits with the Regional Court in Frankfurt am Main. These plaintiffs allege that we had provided incomplete information in connection with the offer, and therefore requested a declaratory judgment to the effect that we are liable for damages. The plaintiffs did not specify the amount of damages sought. The Regional Court in Frankfurt am Main dismissed the lawsuits on June 19, 2006. On April 18, 2007, the Court of Appeals in Frankfurt am Main dismissed the appeals that were filed by the plaintiffs. The Court of Appeals did not admit a further appeal. However, the plaintiffs have filed a complaint against the denial of admission to appeal with the Federal Court of Justice. This appeal has been rejected by the Federal Court of Justice as of July 21, 2008 and therefore these proceedings are now closed.

In addition, two of these plaintiffs filed an application with the Regional Court in Frankfurt am Main requesting disclosure with regard to information in connection with the voluntary public offer. They allege that T-Online had provided incomplete information in the 2006 ordinary meeting of the shareholders of T-Online and seek additional information to be provided. The court rejected the application on September 12, 2006. The plaintiffs have filed appeals with the Court of Appeals in Frankfurt am Main which are still pending. We believe that these lawsuits are without merit.

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

In December 2006, Communication Services Tele2 GmbH (“Tele2”) filed a lawsuit with the Regional Court in Düsseldorf requesting an injunction ordering us to refrain from

•
offering product bundles consisting of an option tariff and T-DSL broadband access and broadband online tariffs to the extent that the price advantage for the bundled offer compared to the sum of the charges for the individual elements exceeds EUR 48 during a subscription period of 12 months or

•	granting option tariff subscribers a voucher that is worth more than EUR 85 and which may be used in connection with a subscription for an additional T-DSL broadband access or broadband online tariff.

•	In September 2007, Tele2 amended its pleadings by requesting an injunction ordering us to refrain from

•
offering product bundles to the extent the price advantage exceeds EUR 9.94 per month as well as to refrain from offering bundles containing a minimum contract term (or containing a minimum contract term of 12 months or more with an automatic extension for another 12 months) and

•	granting subscribers of bundled offers a credit of more than EUR 40 and marketing this credit as a “welcome gift” or as “start credit”.

    In addition, Tele2 sought a declaratory judgment that it is entitled to obtain compensation for all material and immaterial damages resulting from the bundled offers described above. Tele2 bases its claims on the assumption that we hold a market dominant position in the relevant market and alleges that bundled offers with price discounts exceeding the described thresholds would be abusive and, therefore, prohibited. The court dismissed the claims on December 5, 2007. Tele2 appealed the judgment to the Court of Appeals in Düsseldorf (Oberlandesgericht). Tele2, however, limited its appeal by seeking a judgment ordering us to refrain from offering bundles containing a minimum contract term of 12 months or more (alternatively 24 months or more) with an automatic extension for another 12 months. In addition, Tele2 sought in its appeal a declaratory judgment adjudicating compensation for all material and immaterial damages resulting from the bundled offers with the described minimum term. The proceedings are still pending. An oral hearing is scheduled for March 11, 2009.

Tele2 has sued us for damages of approximately EUR 170 million alleging we had denied accepting voice-files as sufficient documentation for Tele2 pre-selection orders during 2002 through 2005. The Federal Court of Justice held in 2006 that the claim is justified on the merits. The court will now decide the amount of damages. The court instructed an expert to clarify certain essential questions. We await results in the first half of 2009.

For more information, see “Item 4. Information on the Company—Regulation—The E.U. Regulatory Framework—Competition Law.”

Proceedings against Decisions of the Federal Network Agency

Wholesale Markets

Interconnection

In December 2003, the Federal Network Agency partly approved an application from 15 local carriers for higher call termination charges. We pay these charges for calls originating in our network that are terminated in the networks of other carriers. Before this decision, these charges had always been billed on a reciprocal basis, for example, at the rate approved for us. Under this decision, with effect from December 15, 2003 through October 31, 2004, local carriers were allowed to charge EUR 0.005 per minute more for the termination of calls in their networks than we could charge for the termination of calls in our network. We filed a complaint against this decision in the Cologne Administrative Court (Verwaltungsgericht) and asked the court for an injunction, which was granted in February 2004. The Federal Network Agency appealed this decision, but the Appellate Administrative Court in Münster rejected its appeal. In the main action, the Cologne Administrative Court (Oberverwaltungsgericht) decided in our favor, but several of our competitors appealed this decision. The Federal Administrative Court (Bundesverwaltungsgericht) in Leipzig rejected the appeals. In addition, 15 local carriers filed a complaint against the Federal Network Agency’s December 2003 decision, claiming that the call termination charges they were allowed to charge should be higher. The Cologne Administrative Court rejected the complaints. The carriers appealed these decisions. The Federal Administrative Court referred the cases back to the Cologne Administrative Court. The Cologne Administrative Court decided in October 2008 that the Federal Network Agency must make a new decision which we expect in the second quarter of 2009.

In June 2003, the Federal Network Agency issued a decision approving a surcharge of EUR 0.04 on our basic interconnection tariffs (an “access-cost contribution”). Certain of our competitors filed complaints with the Cologne Administrative Court, seeking the annulment of the Federal Network Agency’s decision, and asked the court for an injunction. The court granted the injunction, but we appealed this decision to the Appellate Administrative Court in Münster, which decided in our favor. In the main action, the Cologne Administrative Court granted our competitors’ requested relief, but we have appealed this decision. The Federal Administrative Court transferred the case to the European Court of Justice. The European Court of Justice decided that our competitors were not required to pay a surcharge. These proceedings before the Federal Administrative Court are still pending.

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

The legal proceedings that followed led to a decision of the Federal Constitutional Court (Bundesverfassungsgerichts) in March 2006 concerning constitutional rights of Deutsche Telekom AG with regard to its business secrets in legal proceedings. The Federal Constitutional Court stated that the Federal Administrative Court had violated our constitutional rights by ordering the disclosure of our business secrets. In February 2007, the Federal Administrative Court remanded the case to the Cologne Administrative Court, which decided in the spring of 2008 in favor of Deutsche Telekom AG with regard to the business secrets issue.

On November 27, 2008, the Cologne Administrative Court vacated the decision of the Federal Network Agency of 1999 concerning monthly rates for the local loop during the period from April 1, 1999 to March 31, 2001. The court argued, based on a decision of the European Court of Justice, that the Agency has incorrectly determined the cost of local loop investment, which is the basis of the adjusted charge. Both the Federal Network Agency and we appealed against this decision to the Federal Administrative Court. These proceedings are still pending.

In 2001, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop during the period from April 1, 2001 to March 31, 2003. In April 2001, certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. We subsequently withdrew our complaint. Regarding the complaints of our competitors, proceedings are still pending. However, in February 2006, the Cologne Administrative Court submitted ten questions related to the interpretation of the relevant E.U. local loop regulation (EC/2887/2000) to the European Court of Justice. In April 2008, the European Court of Justice answered these questions in a decision. With regard to the question of cost-orientation, the court specified that national regulatory authorities have to take account of actual costs, namely costs already paid by the operator and prospective costs, the latter being based, where relevant, on an estimation of costs of replacing the network or certain parts thereof. The proceedings of the Cologne Administrative Court are still pending.

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

In 2005, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop (relating to our activation and termination charges). Certain of our competitors filed complaints with the Cologne Administrative Court against this decision. These proceedings are still pending.

In 2007, the Federal Network Agency issued a decision regarding access to the local loop, which permitted our competitors for the first time access to a portion of our cable ducts between the Main Distribution Frame (Hauptverteiler) and the Distribution Frame (Kabelverzweiger), or, if such access was not possible due to capacity reasons, access to dark fiber. This access to the ducts is of considerable importance since it would permit our competitors to benefit indirectly from our investments in the newly built VDSL-network. We filed an injunctive action with the Cologne Administrative Court against this decision, which was dismissed. In April 2008, the Cologne Administrative Court dismissed our claim in the main action. We filed an appeal to the Federal Administrative Court that is still pending.

Mobile Termination Rates

In 2006, the Federal Network Agency issued a decision subjecting T-Mobile Deutschland’s mobile termination rates to ex-ante regulation. As a consequence, T-Mobile Deutschland will be required to obtain approval for new mobile termination rates from the Federal Network Agency before such rates can be charged to competitors. T-Mobile Deutschland, like the other major mobile network operators, filed complaints with the Cologne Administrative Court and asked the Court for an injunction against this decision. The request for an injunction was rejected. Regarding the proceedings in the main action, the Cologne Administrative Court partly ruled in our favor and thus dismissed the ex-ante regulation of mobile termination rates. However, the Cologne Administrative Court permitted the parties to appeal to the Federal Administrative Court. The Federal Adminstrative Court rejected the claim of T-Mobile Deutschland as well as those of the other major mobile network operators, and fully upheld the decision of the Federal Network Agency.

Accordingly, constitutional complaints before the Federal Constitutional Court have been submitted by T-Mobile Deutschland and the other major network operators. These proceedings are still pending.

In addition, on the basis of this decision, the Federal Network Agency issued decisions in 2006 and 2007 adjusting the rates we could charge for the termination of calls into the mobile network of T-Mobile Deutschland during the period from November 23, 2006 to November 30, 2007 and from November 30, 2007 to March 31, 2009, respectively. We filed complaints against these decisions with the Cologne Administrative Court, claiming higher rates, and asking the court for an injunction, which were rejected. The proceedings relating to the main actions are still pending. Certain of our competitors also filed complaints against the Federal Network Agency’s decisions seeking lower rates. These proceedings are also still pending.

Leased Lines

Between January 2005 and October 2006, the Federal Network Agency issued several decisions approving the rates we could charge for our digital leased lines, which are based on a new tariff structure. Three of our competitors filed complaints with the Cologne Administrative Court against the approval of these tariffs. The plaintiffs have subsequently withdrawn their complaints which resolved the matter.

Retail Markets

In June 2006, the Federal Network Agency decided that our rates for fixed-line retail voice telecommunications services, including the rates for individually agreed services up to EUR 1 million annual turnover and VoIP services, charged by us are subject to ex-post regulation. Additionally, the Federal Network Agency imposed upon us the obligation to inform it about new rates two months prior to their planned effective date. Where planned rates would clearly be incompatible with the German Telecommunications Act, the Federal Network Agency may, within a period of two weeks of notice of the measure, prohibit introduction of the rates until such time as it has completed its examination. In October 2008, the Federal Administrative Court affirmed most of the Federal Network Agency’s decision. However, it annulled the obligations relating to VoIP. As a result, our fixed-line retail voice communications services are currently subject to ex-post regulation, except for VoIP services. We are required to inform the Federal Network Agency about any pricing measures relating to voice communications.

Other Proceedings
    Radio Frequency Emissions

Beginning in 2000, plaintiffs filed numerous state court class-action lawsuits against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting product liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial money damages (including punitive damages), as well as injunctive relief. In 2006, the plaintiffs voluntarily dismissed without prejudice three of the four lawsuits in which T-Mobile USA is involved. The remaining case was removed to federal court and, on February 14, 2008, the court denied the plaintiffs’ motion to remand the case to state court. On September 2, 2008, the court granted defendants’ motion to dismiss based on federal preemption.  The plaintiff has filed a notice of appeal of the dismissal.  T-Mobile USA continues to vigorously defend this case on appeal.

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

QPSX Patents

In April 2001, QPSX Europe GmbH filed suit for a permanent injunction with the Regional Court in Munich against us and Siemens AG, alleging that we are both infringing on the plaintiff’s patent by providing services using ATM technology. Because ATM technology is used in a number of products and services that we offer (e.g., T-DSL and T-ATM), an unfavorable outcome in this proceeding could have a substantial adverse effect on our business. In June 2004, the Federal Patent Court (Bundespatentgericht) nullified the QPSX-Patent. QPSX has lodged an appeal to the Federal Court of Justice. The Federal Court of Justice decided on September 23, 2008 that the patent claims which are the subject of the infringement case are dismissed. The suit for permanent injunction is still pending.

CIF

In October 2007, CIF Licensing LLC filed various suits with the Regional Court in Düsseldorf against Deutsche Telekom AG for purported damages totaling EUR 120 million, alleging that Deutsche Telekom is infringing on four of the plaintiff’s patents by using DSL technology. CIF is also pursuing a permanent injunction with regard to one patent. We intend to contest these proceedings vigorously.

Reimbursement and Damages for Subscriber Data Costs

From December 2004 to January 2009 a number of telephone directory service providers, including among others telegate, datagate, klicktel and Vodafone, who received from us data relating to subscribers for voice telephony services for the purpose of providing their own directory services, filed lawsuits with the Regional Courts in Cologne and Bonn in the aggregate amount of approximately EUR 118 million, plus interest, claiming reimbursement for payments made to us since 1998. The plaintiffs, referring to a decision by the European Court of Justice (C-109\03; KPN vs. Onafhankelijke Post en Telecommunicatie Autoriteit), accused us of having included inadmissible costs in our charges for providing customer data.

In a number of cases, the Regional Court in Cologne essentially ordered us to reimburse the plaintiffs. The Court of Appeals in Düsseldorf basically confirmed these decisions on appeal. We have appealed all the decisions of the Court of Appeals to the Federal Court of Justice and, in one case, to the Federal Constitutional Court. The decisions in the other cases are still pending with the Regional Courts or the Court of Appeals in Düsseldorf.

In a related matter, on October 19, 2005, two lawsuits were served on us; one by telegate for damages of approximately EUR 86 million, plus interest, and another by telegate’s founding shareholder, Dr. Klaus Harisch, for damages of approximately EUR 329 million, plus interest. In the latter claim, the claimant subsequently increased the amount claimed to approximately EUR 612 million. Both plaintiffs claim that they incurred losses, due to the alleged adverse effect that our alleged inclusion of inadmissible costs in our provision of customer data had on telegate’s position in the market, the resulting capital increases that this required, and the weaker development of telegate’s share price and the loss of shares of certain shareholders. Oral hearings at the Regional Court in Cologne took place on June 26, 2006 and on February 15, 2008. On March 28, 2008, the Regional Court in Cologne issued directions for the taking of evidence. On January 21, 2009, the Regional Court appointed an expert (certified accountant).

On January 25, 2007, klicktel filed another lawsuit with the same court for damages of approximately EUR 13 million based on analogous claims plus interest and the determination to pay damages arising in the future until 2010. Subsequently the claimant adjusted the damage claim and is now claiming payment of approximately EUR 11 million plus interest and requesting a determination that we are obliged to compensate all damages arising from 2007 to 2010. An oral hearing at the Regional Court in Cologne took place on November 13, 2007. The Regional Court in Cologne adjourned the case for an indefinite time. We intend to defend these lawsuits vigorously.

Damages for Lost Profits/Price Squeeze

In December 2005, Arcor filed a lawsuit with the Regional Court in Cologne in the aggregate amount of approximately EUR 41.9 million, plus interest, claiming damages for lost profit with retail analog access products as a result of an alleged price squeeze between our wholesale tariffs for access to the local loop and our retail access tariffs between January 1998 and September 2003. Arcor bases its claim primarily on the E.U. Commission’s decision of May 21, 2003 against us for allegedly abusing our dominant position by charging our competitors and end-users unfair monthly and one-off charges for access to our local network. In July 2003, we filed a lawsuit with the Court of First Instance of the European Communities (the “Court of First Instance”) to obtain reversal of that decision. In February 2006, the original damage claim was increased to an aggregate of EUR 223 million, purportedly based on customer relationships not realized between September 2003 and June 2005 and a new calculation methodology used by the plaintiff, which, in our view, deviates from the E.U. Commission’s approach. On October 18, 2006, the Regional Court in Cologne suspended the lawsuit until the European Courts have finally decided on the proceedings for annulment of the E.U. Commission’s decision. In May 2007, a hearing took place before the Court of First Instance and on April 10, 2008, the Court of First Instance dismissed our lawsuit. We appealed the judgment of the Court of First Instance to the European Court of Justice.  The proceedings before the European Court of Justice are still pending.

Damage claim by Eutelsat SA

On October 31, 2006, Eutelsat SA filed against Deutsche Telekom AG, T-Systems Business Services GmbH and SES SA a suit before the Commercial Court of Paris claiming EUR 141.5 million in damages. Eutelsat, like SES, operates satellites and markets transponders (i.e., satellite capacity) to customers worldwide. Based on a preferential tariff, T-Systems has leased several transponders on a Eutelsat satellite and has sub-leased six of these transponders to SES. Eutelsat argues that this sub-lease constitutes a breach of contract by T-Systems and SES based on the alleged undertaking by T-Systems to only use these transponders for certain purposes and SES’ alleged breach of its undertaking to use certain frequencies utilized on these transponders only outside of Europe. The damages claimed by Eutelsat amount to the difference between the preferential and the alleged market tariffs for each transponder for the remaining life span of the Eutelsat satellite. Eutelsat waived its claim against SES before the Commercial Court of Paris on October 16, 2007, reserving its right to sue SES before an arbitration court. The Commercial Court in Paris on June 24, 2008 declared itself, as requested by Deutsche Telekom AG and T-Systems Business Services GmbH, an improper venue. Eutelsat appealed against this decision. The Paris Court of Appeals dismissed the appeal on December 10, 2008. Eutelsat intends to appeal against the decision of the Court of Appeals to the French Supreme Court by April 10, 2009. We believe the claim to be unfounded.

Toll Collect

As previously reported, the Federal Republic has initiated arbitration proceedings against Daimler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium for damages suffered as a result of the delay in the commencement of operations of the German highway toll collection system and alleged breaches of the related operating agreement.

The Federal Republic, in its statement of claims received on August 2, 2005, asserts claims for damages of approximately EUR 5.2 billion plus interest. This amount includes contractual penalties of EUR 1.7 billion relating to the allegation that the agreement of the Federal Republic was not sought prior to the execution of certain subcontractor agreements. As some of the contractual penalties are time-related and further claims for contractual penalties have been asserted by the Federal Republic, the amount claimed as contractual penalties may increase. Daimler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium filed their answer to the claim on June 30, 2006 and to the subsequent counterplea of the Federal Republic on October 1, 2007. The Federal Republic has served further briefs on January 7, 2008, and February 16, 2008, to which Daimler Financial Services AG, Deutsche Telekom AG and the Toll Collect consortium answered by a further brief on May 16, 2008. The Federal Republic has slightly modified its claims for damages, now amounting to EUR 4.99 billion plus interest.

Additionally, in December 2006, Toll Collect GmbH, the operating company of the Toll Collect consortium, initiated an arbitration proceeding seeking a determination that the Federal Republic’s basis for denying the issuance of the final operating permit is unfounded and claiming that additional remuneration is due to Toll Collect in accordance with the operating agreement. The Statement of Claims of Toll Collect GmbH was served on the Federal Republic on May 25, 2007. The answer of the Federal Republic together with a counterclaim claiming overpayment of remuneration to Toll Collect GmbH was received January 31, 2008. A further exchange of briefs in this matter was submitted during 2008.

A first hearing regarding these proceedings was held in June 2008, during which the Arbitration Panel considered certain legal issues without taking any decision on the merits of the case. In accordance with an order of the Arbitration Panel, certain documents of each party had to be exchanged by the end of September 2008 and further briefs are to be exchanged between the parties by April 3, 2009.

Although the outcome of these arbitration proceedings is difficult to predict, we believe the Federal Republic’s claims presented in the arbitration notice and statement of claims are unsustainable. We are contesting the Federal Republic’s claims vigorously.

Magyar Telekom

As previously reported, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, Magyar Telekom’s independent auditors identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, Magyar Telekom’s Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom raised concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to Magyar Telekom or its subsidiaries under those contracts of a value commensurate with the payments made under those contracts (approximately EUR 8 million). The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified additional contracts and related issues that could warrant review. In February 2007, Magyar Telekom’s Board of Directors determined that these matters should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related issues.  In May 2008, the independent investigators reported that, among other things, they had found “affirmative evidence of illegitimacy in the formation and/or performance” of six additional contracts in Macedonia under which Magyar Telekom and/or its affiliates paid a total of over EUR 6.7 million.  The independent investigation continues.

    As previously disclosed, the investigation, which has been impeded by the destruction of certain documents, revealed certain weaknesses in Magyar Telekom’s internal controls and procedures, including the lack of consistent approval procedures for procurement and third-party contracts, the lack of a comprehensive compliance training program and the lack of the appropriate level of control consciousness among certain senior managers at the top of the organization. Accordingly, Magyar Telekom has approved and is implementing certain remedial measures designed to enhance its internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.  We have also taken steps to enhance certain compliance and training programs.

    Magyar Telekom has been in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission, the U.S. Department of Justice, and Macedonian law enforcement authorities concerning the independent investigation and is responding to inquiries in investigations being conducted by these authorities.  The Hungarian National Bureau of Investigation has informed Magyar Telekom that it has closed its investigation as of May 20, 2008 without identifying any criminal activity.  In December 2008, the Macedonian authorities announced that criminal charges had been filed against four individuals, including a one of our employees, for “abuse of office and authorizations” to the harm of the shareholders of Magyar Telekom’s Macedonian subsidiary, including Magyar Telekom and the Government of Macedonia.  The charges relate to certain of the Macedonian contracts identified in the independent investigation.  No charges were filed against Magyar Telekom or any of its subsidiaries.

    Additionally, we have been contacted by the U.S. Securities and Exchange Commission and the U.S. Department of Justice in connection with their review of our role in certain matters currently under investigation by these agencies, including the involvement of our employees or personnel assigned to Magyar Telekom and its subsidiaries. We have been advised that the U.S. Securities and Exchange Commission and the U.S. Department of Justice are also reviewing the actions taken by Magyar Telekom and Deutsche Telekom in response to the findings of and issues raised by the investigation. We continue to cooperate with these agencies by providing documents and information responsive to their requests.

Civil Servants

    In November 2004, the Federal Republic adopted a law abolishing the requirement for Deutsche Telekom, and other private corporations, to make certain special payments to civil servants. This law was subsequently challenged in various courts and in December 2008 the Federal Administrative Court (Bundesverwaltungsgericht) decided to refer the case to the Federal Constitutional Court (Bundesverfassungsgericht) for a final decision on its legality. However, the Federal Administrative Court has not yet completed the draft ruling which will be considered by the Federal Constitutional Court. Although it is uncertain when the Federal Administrative Court will make its ruling, if the law is found unconstitutional, it is possible that all civil servants affected by this law would be entitled to retroactive payments, the cost of which could be up to EUR 186 million. However, we believe that the ultimate resolution of this matter will validate the law as adopted by the Federal Republic.

DIVIDEND POLICY

    The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

	Dividend Paid per Ordinary Share
For the years ended December 31,	EUR	USD(1)
2005	0.72	0.91
2006	0.72	0.98
2007	0.78	1.21

(1)   Dividend amounts have been converted into U.S. dollars using the exchange rates published by the European Central Bank for the relevant dividend payment date, which occurred during the second quarter of the following year.

    For the 2008 financial year, our Management Board and Supervisory Board are proposing a dividend of EUR 0.78 (USD 1.09) for each Deutsche Telekom share carrying dividend rights. This proposal is subject to approval by our shareholders at the 2008 annual general shareholders’ meeting scheduled to be held on April 30, 2009.

    The vote of a majority of the shares present and voting at the annual shareholders’ meeting is required to determine the amount and timing of dividend payments in respect of the 2008 financial year. Since the Federal Republic and KfW (which is controlled by the Federal Republic) control approximately 31.7% of our outstanding shares, the Federal Republic may be able to exert significant influence over the outcome of that vote.

    Dividends paid will be subject to German withholding tax. For more information on German withholding tax and related United States tax refund procedures, see “Item 10. Additional Information—Taxation.”

    We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined in accordance with the German Commercial Code, the accounting standards issued by the German Accounting Standards Board and the German Stock Corporation Act, and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG’s retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2008 were EUR 15.9 billion. Certain reserves (Rücklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

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

ITEM 9. The Offer and Listing

TRADING MARKETS

The principal trading market for our ordinary shares is the Frankfurt Stock Exchange. Our ordinary shares also trade on the Berlin, Düsseldorf, Hamburg, Hannover, München and Stuttgart stock exchanges in Germany, and on the Tokyo Stock Exchange. Options relating to our ordinary shares trade on the German options exchange (Eurex Deutschland) and other exchanges.

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

Trading on the Frankfurt Stock Exchange

    Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the seven German stock exchanges. It accounts for the vast majority of the turnover in exchange-traded shares in Germany. Our shares are listed in the Prime Standard segment. The Prime Standard imposes transparency and disclosure requirements, such as filing of quarterly reports, application of internationally accepted accounting standards, publication of a corporate calendar, covering key events of interest to investors, convening at least one analyst conference per year, periodic disclosures and ongoing financial communications in English.

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

    The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange’s Xetra® trading system, together with the highs and lows of the DAX index:

	Price per Ordinary Share (€)		DAX(1)
	High	Low	High	Low
Yearly highs and lows
2004	16.78	13.14	4,261.79	3,646.99
2005	16.84	13.80	5,458.58	4,677.80
2006	14.49	10.84	6,611.81	5,292.14
2007	15.28	12.18	8,105.69	6,447.70
2008	15.55	9.00	7,949.11	4,127.41
Quarterly highs and lows
2007
First Quarter	14.75	12.18	7,027.59	6,447.70
Second Quarter	14.35	12.49	8,090.49	6,937.17
Third Quarter	13.96	12.48	8,105.69	7,270.07
Fourth Quarter	15.28	13.22	8,076.12	7,511.97
2008
First Quarter	15.55	10.48	7,949.11	6,182.30
Second Quarter	11.94	10.02	7,225.94	6,418.32
Third Quarter	11.62	10.30	6,609.63	5,807.08
Fourth Quarter	11.87	9.00	5,806.33	4,127.41
Monthly highs and lows
2008
August	11.48	10.75	6,609.33	6,239.96
September	11.62	10.30	6,518.47	5,807.08
October	11.87	9.00	5,806.33	4,295.67
November	11.73	10.24	5,278.04	4,127.41
December	11.54	10.56	4,804.88	4,381.47
2009
January	11.39	9.47	5,026.31	4,178.94
February (through February 26, 2009)	10.25	9.07	4,666.82	3,846.21

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

    On February 26, 2009, the closing sales price per ordinary share of Deutsche Telekom AG on Xetra® was EUR 9.48 which was equivalent to USD 12.12 per share, converted into U.S. dollars using the exchange rate published by the European Central Bank, for February 26, 2009. On February 26, 2009, this exchange rate was USD 1.2782 per EUR 1.00.

 Trading on the New York Stock Exchange

    The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS ($)
	High	Low
Yearly highs and lows
2004	22.71	15.57
2005	22.37	16.35
2006	18.36	13.76
2007	22.65	16.28
2008	22.94	12.16
Quarterly highs and lows
2007
First Quarter	19.11	16.28
Second Quarter	19.29	16.89
Third Quarter	19.63	17.05
Fourth Quarter	22.65	18.74
2008
First Quarter	22.94	16.28
Second Quarter	18.42	15.63
Third Quarter	17.75	14.37
Fourth Quarter	16.08	12.16
Monthly highs and lows
2008
August	17.58	15.86
September	16.78	14.37
October	16.08	12.16
November	15.33	12.84
December	15.89	12.84
2009
January	15.48	12.04
February (through February 26, 2009)	13.10	11.54

    On February 26, 2009, the closing sales price per ADS on the NYSE was USD 11.99.

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

Class of Stock

As of December 31, 2008, our capital stock consisted of 4,361,319,993 ordinary shares in registered form with no par value (Stückaktien). These shares reflect total share capital in the amount of EUR 11,164,979,182.08.The individual shares do not have a par value as such, but they do have a notional par value, which can be calculated by dividing share capital by the number of shares.

Authorized Capital

    At the shareholders’ meeting on May 18, 2004, our shareholders approved an amendment to our Articles of Incorporation, which created a new authorized capital of up to EUR 2,560,000,000 for the issuance of up to 1,000,000,000 shares (“Authorized Capital 2004”). This authorization may be used as a whole or on one or more occasions in partial amounts during the period ending May 17, 2009.

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

Conditional Capital II

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

    Accordingly, Conditional Capital II will only be effective to the extent such options are exercised. In 2008, we issued 22,390 shares pursuant to option exercises under Conditional Capital II. Any new shares issued participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders’ meeting at which the shareholders adopt a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

Conditional Capital IV

    At the shareholders’ meeting on April 26, 2005, our shareholders adopted a resolution authorizing the Management Board to increase our capital stock by up to EUR 600,000,000, divided into up to 234,375,000 new no-par value shares (“Conditional Capital IV”). This conditional capital increase can be implemented only to the extent that:

•           the holders or creditors of convertible bonds or warrants arising as a result of convertible bonds issued or guaranteed by Deutsche Telekom AG or its direct or indirect majority holdings by April 25, 2010, on the basis of the authorization resolution granted by the regular shareholders’ meeting in April 2005, make use of their conversion rights or option rights; or

•           those obligated as a result of convertible bonds or bonds with warrants granted or issued by April 25, 2010, by Deutsche Telekom AG or its direct or indirect majority holdings on the basis of the authorization granted by resolution of the regular shareholders’ meeting in April 2005, fulfill their conversion or option obligations; and

•           the conditional capital is required in accordance with the terms and conditions of any bond issuance.

    The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights or the fulfillment of any conversion or option obligations. The Management Board is authorized, subject to the approval of the Supervisory Board, to determine any other details concerning the implementation of the conditional capital increase.

    For more information regarding our stock-based compensation plans, including the numbers of options granted and exercised, exercise prices and expiration dates, see note (42) to notes to the consolidated financial statements and “Item 6. Directors, Senior Management and Employees—Compensation—Stock Option Plans.”

Voting Rights and Shareholders’ Meetings

    Each share entitles its holder to one vote at our shareholders’ meetings. Voting rights are restricted in relation to treasury shares (1,881,508 as of December 31, 2008) and trust shares (approximately 19 million as of December 31, 2008). The trust shares are connected with the acquisitions of VoiceStream and Powertel in 2001. As part of these acquisitions, we issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. For the shares issued to trusts, the respective trustees waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts’ existence. The shares issued to the trusts can be sold on a stock exchange at our instruction if the beneficiaries of the trusts do not exercise their options or conversion rights or if these expire. In this event, we will receive the proceeds from the sale.

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

    Holders of shares (but not holders of ADSs) need to provide to us their names, addresses and birth dates (or, in the case of business entities, their names, business addresses and registered offices) as well as the number of shares held, so that they can be entered into our share register. ADEUS Aktienregister-Service-GmbH (a company not related to us) is the transfer agent and registrar for our shares in Germany.

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

German Requirements to Disclose Shareholdings

The German Securities Trading Act (Wertpapierhandelsgesetz, the “Securities Trading Act”) requires each shareholder whose shareholding reaches, exceeds or, after exceeding, falls below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% voting rights thresholds of a listed company to notify the company and the Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht, the “BaFin”) in writing without undue delay, at the latest within four trading days after they have reached, exceeded or fallen below any such threshold. The voting rights attached to a third-party’s shares may have to be attributed to another shareholder if this shareholder coordinates its behavior concerning the company on the basis of an agreement or by other means with the third-party (acting in concert). In their notification, they must, among other things, state the number of votes they have and the relative voting power that the number of shares they hold represents. Such shareholders cannot exercise any rights, including voting rights and the rights to receive dividends from those shares, until they have satisfied this disclosure requirement. Failure to notify may also trigger a penalty provided for by law. Moreover, anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on one’s own initiative alone and under a legally binding agreement, shares in an issuer whose home country is the Federal Republic of Germany that carry voting rights and have already been issued, must, without undue delay, notify this to the issuer and to the German Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. As of March 1, 2009, voting rights attached to such financial instruments and voting rights attached to shares are to be aggregated in order to determine whether any of the relevant notification thresholds have been triggered. The issuer shall publish the notifications received without undue delay. In addition, the Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares. In addition, as of May 31, 2009, holders of voting rights reaching or exceeding the 10% threshold are required to notify the issuer within 20 days about their intentions with respect to their investment as well as the origin of the funds used for the acquisition of voting rights. Moreover, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication of the acquisition of “control,” which is defined as the direct or indirect holding of at least 30% of the voting rights in a target company.

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

The Stock Corporation Act contains an obligation of the holders of nominal shares (Namensaktien) to notify us of personal data such as name, address and birthday as well as the number of shares and the registration number. We are entitled to request information from the registered shareholder whether he owns his nominal shares as a beneficial or a nominee shareholder. In the latter case, the nominee shareholder is obliged to provide personal data of the person he holds the shares for. We are then entitled to request the personal data from the person whose identity was disclosed by the nominee shareholder. In case the registered shareholder does not provide the requested information, he will be deprived by law of his voting rights until the information request is fulfilled.

Repurchase of Shares

    Under the Stock Corporation Act, we may not purchase our own shares, subject to certain limited exceptions, including for example, the approval of our shareholders as set forth below.

    At the shareholders’ meeting on May 15, 2008, our shareholders approved a resolution authorizing us to purchase up to 436,131,999 of our own shares by November 14, 2009, which is 10% of our capital stock. Any such purchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. The treasury shares acquired may be, subject to certain restrictions and conditions, resold on the stock exchange, used to list the Company’s shares on foreign stock exchanges, offered to third parties in the course of business combinations or for the acquisition of companies, parts of companies, or interests in companies, withdrawn, offered to shareholders or employees, sold other than in the stock exchange or by way of an offer to all shareholders, to fulfill conversion or option rights and obligations relating to convertible bonds or bonds with warrants.

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

    On December 4, 2008, our Supervisory Board and our Management Board declared that, in the periods since submission of last year’s declaration of conformity pursuant to Section 161 of the Stock Corporation Act on December 6, 2007, our company had complied without exception with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on July 20, 2007 in the official section of the electronic Federal Gazette.

    In our company’s declaration of conformity, our Supervisory Board and our Management Board further declare that our company complies without exception with the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice on August 8, 2008 in the official section of the electronic Federal Gazette.

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

TAXATION

    The following is a summary of the material German tax and U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or shares by a U.S. Holder. In general, a U.S. Holder, as referred to herein, is any beneficial owner of ADSs or shares (1) that is a resident of the United States for purposes of the income tax treaty between the United States and Germany (referred to herein as the “Treaty”); (2) that is not also a resident of the Federal Republic of Germany for purposes of the Treaty; (3) that owns the ADSs or shares as capital assets; (4) that does not hold ADSs or shares as part of the business property of a permanent establishment or a fixed base in Germany and (5) that is entitled to benefits under the Treaty with respect to income and gain derived in connection with the ADSs or shares.

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

Taxation of the Company in Germany

    German corporations are subject to German corporate income tax at a flat rate of 15%, regardless of whether such income is distributed or not. The solidarity surcharge of 5.5% (which was instituted to finance costs associated with the unification of Germany) is imposed on the net assessed corporate income tax liability, resulting in an aggregate German corporate income tax rate of 15.825%, which does not include German local trade tax.

    In addition, German resident companies are subject to profit-related trade tax, which is levied on taxable income for trade tax purposes. The rate of the trade tax depends on the rate set by each municipality where the respective company maintains its business establishment(s). Usually, this will result in a combined tax rate for German companies of 30% to 33% (including the solidarity surcharge), depending on the individual municipal rates.

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

    According to the German interest capping rules the amount of total interest expense exceeding the amount of interest income may only be deducted up to 30% of the taxable income before interest, taxes, depreciation and amortization (EBITDA, for tax purposes). For entities that are part of a group of companies, the interest capping rules will not apply if certain conditions of an equity test comparing the adjusted equity ratio of the Group entity in relation to the equity ratio of the entire Group are met. Interest expenses disallowed under the new rules may be carried forward indefinitely, subject to certain limitations.

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

German Withholding Tax on Dividends

    The full amount of a dividend distributed by a company is generally subject to German withholding tax at the domestic rate of 25%, plus a solidarity surcharge of 5.5% (effectively 1.375% of the dividend before taxes), resulting in an aggregate rate of withholding of 26.375% as of January 1, 2009 onwards.

    Non-resident corporate shareholders olders will be entitled to a refund of two fifths of the German withholding tax (including solidarity surcharge), irrespective of a potential further reduction of withholding tax available under the relevant Treaty.

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

    It is currently unclear whether a bank or financial services institution that holds shares or ADSs in a German custody account for a U.S. Holder (other than a corporation) would be required to deduct German withholding tax at the domestic rate of 25% plus solidarity surcharge of 5.5%, resulting in an aggregate rate of withholding of 26.375%, from the capital gain derived upon the sale of such shares or ADSs in the event that such U.S. Holder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of the Company at any time during the five-year period immediately preceding the disposition.  In any event, such U.S. Holder would be entitled to a full refund of the German withholding tax (including solidarity surcharge) under the Treaty.

Inheritance and Gift Tax

Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a U.S. Holder at death or by way of gift, if:

•	the decedent or donor, or the heir, donee or other transferee, has his residence or habitual abode (gewöhnlicher Aufenthalt) in Germany at the time of the transfer;

•           the shares or ADSs are part of the business property of a permanent establishment in Germany;

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

•           partnerships, or other entities classified as partnerships, for U.S. federal income tax purposes;

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

For example, for a declared dividend of 100, a U.S. Holder initially would receive 73.625 (100 minus the 26.375% withholding tax). The U.S. Holder would then be entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend, which is equal to the difference between the amount withheld at the German domestic dividend withholding rate (plus the solidarity surcharge) and the amount computed under the applicable treaty rate (26.375% aggregate German withholding tax minus 15% Treaty withholding tax rate). As a result, the U.S. Holder effectively would receive a total of 85 (i.e., 85% of the declared dividend). The U.S. Holder would be deemed to have received a dividend of 100, subject to German withholding tax of 15.

    Germany and the United States agreed on a Protocol amending the existing Treaty on June 1, 2006. The 15% Treaty withholding rate on dividends remains unaffected with regard to U.S. Holders of ADSs. The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax) generally will be subject to U.S. federal income taxation as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to certain exceptions for short-term or hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder who is an individual generally will be subject to U.S. taxation at a maximum rate of 15%, in respect of dividends received before January 1, 2011, if the dividends are “qualified dividends.” Dividends that we pay will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

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

Refund Procedures for U.S. Holders

    The administrative procedures, which were introduced on a trial basis and provided for a simplified collective refund to certain U.S. Holders of ADSs that were held through brokers participating in the Depository Trust Company (DTC), have been terminated by the German tax authorities.

    The DTC had issued an information letter on April 22, 2008 that the German tax authorities had notified the DTC that they will terminate the simplified collective refund procedure. The termination applied with respect to refund applications received from DTC after December 31, 2008.

Claims for Treaty refunds by U.S. Holders of ADSs may be collectively submitted to the German Federal Tax Office (Bundeszentralamt fuer Steuern) by the depository on behalf of those holders in a special electronic refund procedure. Details of the refund procedures for holders of ADSs can be obtained from the Federal Tax Office under http://www.bzst.bund.de and the depository.

    If a U.S. Holder does not submit a claim for a Treaty refund pursuant to the collective refund procedure described above, then it must submit a claim for refund on an individual basis on a special German form, which must be filed with the German Federal Tax Office at the following address: Bundeszentralamt fuer Steuern, An der Kueppe 1, D-53225 Bonn, Germany. Copies of the required form may be obtained from the German Federal Tax Office at that address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Additionally, copies of the forms can be downloaded from the World Wide Web site of the Bundeszentralamt fuer Steuern at www.bzst.bund.de.

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

Information Reporting and Backup Withholding

    Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

    Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

DOCUMENTS ON DISPLAY

    We are subject to the reporting requirements of the Exchange Act. In accordance with these requirements, we file Annual Reports on Form 20-F and provide other information through reports on Form 6-K filed with or submitted to the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a World Wide Web site at http://www.sec.gov that contains reports and information regarding registrants that file electronically with the SEC.

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

    Foreign currency transaction risks in our investing activities arise, for example, from the acquisition and/or sale of investments in foreign entities. Our Central Treasury hedges potential material exposures. If the exposure exceeds EUR 100 million, the Management Board determines the hedging strategy to be followed based on a proposal by Central Treasury. At December 31, 2008, we were not subject to material foreign currency transaction risk from investing activities.

    Central Treasury hedges our foreign currency risks from financing activities to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the Group companies’ functional currencies (primarily euro, U.S. dollar and pound sterling), which are reflected in the interest rate risk tabular presentation below. At December 31, 2008, foreign currency denominated liabilities for which the foreign currency exposure is hedged consisted primarily of bonds and medium-term notes that are denominated in U.S. dollar, Japanese yen and pound sterling. A variety of short-term foreign currency denominated inter-company loans typically are hedged with foreign currency swaps by Central Treasury. As a result of these hedging activities, we were not subject to material foreign exchange risk from financing activities at December 31, 2008.

    From operating activities, individual Group entities conduct most of their transactions in their respective functional currencies. Therefore, foreign currency transaction risk from our ongoing operations is considered low. Some Group companies, however, are exposed to foreign currency transaction risk related to certain anticipated foreign currency-denominated payments. These anticipated foreign currency-denominated payments relate primarily to foreign currency-denominated capital expenditures and expenses payable to international telecommunications carriers for international calls made by our domestic customers and expenses for mobile devices and roaming fees. We occasionally enter into foreign currency forward contracts or foreign currency options to hedge these anticipated foreign currency-denominated payments up to a maximum of one year. These anticipated payments are immaterial when compared with the Group’s consolidated cash flows and did not expose the Group to material foreign currency transaction risk at December 31, 2008.

Sensitivity Analysis
    A sensitivity analysis was performed on all of our foreign exchange derivatives as of December 31, 2008, which do not have offsetting positions on the balance sheet. This sensitivity analysis was based on a modeling technique that measures the hypothetical reduction in cash flow before tax from a 10% weakening of all foreign currencies relative to the euro. On the basis of these foreign exchange derivative contracts as of December 31, 2008, a 10% weakening of all foreign currencies relative to the euro would approximate a EUR 30 million increase in cash flows before tax.

(millions of €)
Nominal amount of foreign exchange derivative contracts at spot rate	(330)
Nominal amount of foreign exchange derivative contracts at 10% weakened relative to the euro	(300)
Cash flow risk	30

INTEREST RATE RISK

    We are exposed to market risk arising from changing interest rates, primarily in the euro zone, the United Kingdom and the United States. In order to reduce the impact of interest rate fluctuations on our cash-flows in these regions, we separately manage the interest rate risk for euro-, U.S. dollar- and pound sterling-denominated financial liabilities and liquid financial assets. Once per year, our Management Board specifies a desired mix of fixed- and floating-rate financial liabilities and liquid financial assets for the next three years. With consideration to our existing and forecasted debt structure, Central Treasury enters into interest rate derivative transactions to modify the interest payments on our debt in accordance with the parameters defined by our Management Board.

    As a result of these derivative hedging activities, 64 % of our euro-denominated financial liabilities and liquid financial assets, 61 % of our pound sterling-denominated financial liabilities and liquid financial assets, and 58 % of our U.S. dollar-denominated financial liabilities and liquid financial assets, had interest rates that were effectively fixed on average in 2008.

Sensitivity Analysis

    As a result of our derivative hedging activities, 31 % of our euro-denominated financial liabilities and liquid financial assets, 52 % of the pound sterling-denominated financial liabilities and liquid financial assets, and 46 % of the U.S. dollar-denominated financial liabilities and liquid financial assets, had interest rates that were effectively variable at December 31, 2008. These portions of our financial liabilities and liquid financial assets are subject to cash flow risk arising from changes in interest rates.

    Based on our outstanding euro-, pound sterling- and U.S. dollar-denominated financial liabilities and liquid financial assets subject to effective variable interest rates, a 100 basis point movement in the yield curve arising as an immediate and sustained increase would approximate a EUR 139 million annual decrease in cash flows before tax. Likewise, a 100 basis point movement in the yield curve arising as an immediate and sustained decrease would approximate a EUR 139 million annual increase in cash flows before tax.

	EUR	GBP	USD
	(Currency in millions)
Financial liabilities and liquid financial assets(1)	27,124	1,334	14,508
Variable percentage	31%	52%	46%
Variable portion	8,408	694	6,674
Effect of 100 bp increase	84	7	67
FX-rate to euro	1.00000	.95643	1.39632
in millions of euro	84	7	48

(1)  Financial liabilities less financial assets.

CHANGES IN MARKET RISK EXPOSURE IN 2008 COMPARED TO 2007

    Our exposure to foreign currency exchange rate risk did not materially change in 2008.

    Central Treasury entered into new interest rate swap transactions or terminated existing interest rate swaps during 2008 to adjust the mix of fixed and floating rate debt in our functional currencies to the targets defined by the Management Board. The impact of these adjustments resulted in an increase in the portion of our euro and pound sterling financial liabilities and liquid financial assets at fixed rates, and in a decline in the portion of our U.S. dollar financial liabilities and liquid financial assets at fixed rates.

    The following table summarizes the average portion of financial liabilities and liquid financial assets that were at fixed rates after derivative adjustments for our main functional currencies as compared to our total overall average financial liabilities and liquid financial assets during 2008 and 2007:

Currency	Average 2008	Average 2007
euro	64%	63%
U.S. dollar	61%	65%
Pound sterling	58%	55%

ITEM 12. Description of Securities Other than Equity Securities

    Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

    None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

    On May 29, 2008, we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflect the resolutions adopted by the shareholders at the Annual General Meeting (Hauptversammlung) on May 15, 2008. Exhibit 1.1 to this Annual Report is a convenience translation of the amended Articles of Incorporation, marked to show changes from the Articles of Incorporation filed as Exhibit 1.1 to our Annual Report on Form 20-F for the 2007 financial year.

ITEM 15. Controls and Procedures

(a) Disclosure Controls and Procedures

    As of December 31, 2008 (the “Evaluation Date”), our Chairman of the Management Board and Deputy Chairman of the Management Board carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chairman of the Management Board and Deputy Chairman of the Management Board, as appropriate to allow timely decisions regarding required disclosure.

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

    Our Management Board, including the Chairman of the Management Board and the Deputy Chairman of the Management Board, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. The Management Board’s assessment was based on the framework and criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, our Management Board has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective.

    The effectiveness of internal control over financial reporting, as of December 31, 2008, has been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, both independent registered public accounting firms, who also audit our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting appears below.

(c) Report of Independent Registered Public Accounting Firms

To the Management Board and Shareholders of Deutsche Telekom AG

    We have audited Deutsche Telekom AG’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Telekom AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

    In our opinion, Deutsche Telekom AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2008 of Deutsche Telekom AG and our report dated February 27, 2009 expressed an unqualified opinion thereon.

February 27, 2009

Ernst & Young AG
Wirtschaftspruefungsgesellschaft
Steuerberatungsgesellschaft
Stuttgart

/s/ Prof. Dr. Wollmert	/s/ Forst
(Prof. Dr. Wollmert)	(Forst)
Wirtschaftspruefer	Wirtschaftspruefer

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftspruefungsgesellschaft
Frankfurt am Main

/s/ Prof. Dr. Kämpfer	/s/ Menke
(Prof. Dr. Kämpfer)	(Menke)
Wirtschaftspruefer	Wirtschaftspruefer

(d) Changes in Internal Control Over Financial Reporting

    There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

    The Supervisory Board has determined that Bernhard Walter is an “audit committee financial expert,” as defined in Item 16A of Form 20-F. Mr. Walter is also “independent,” as that term is defined in Rule 10A-3 under the Exchange Act. Mr. Walter was a member of the Board of Managing Directors of Dresdner Bank from 1987 until 2000. Mr. Walter was Spokesman for the Board of Managing Directors of Dresdner Bank from January 1, 1998 until April 30, 2000. Mr. Walter is also Chairman of Daimler AG’s Audit Committee. Mr. Walter succeeded Dr. Klaus G. Schlede, who resigned from the Supervisory Board after the Shareholders’ meeting on May 15, 2008.

    For more information, see “Item 6. Directors, Senior Management and Employees—Supervisory Board—Members of the Supervisory Board of Deutsche Telekom.”

ITEM 16B. Code of Ethics

    In addition to business conduct and fiduciary duties applicable by law to our directors, officers and employees, we have adopted a code of ethics specifically applicable to our chief executive officer, chief financial officer and chief accounting officer. In 2006, we amended our code of ethics to expand its coverage to all senior financial officers. Our code of ethics is available through our investor relations page on our World Wide Web site at http://www.telekom.com.

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

    Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by the Chief Accounting Officer. The request is required to be signed by the auditor providing such services and the Chief Financial Officer of the Group company requesting the services. Any such request must include a joint statement as to whether, in the view of the auditors and the Chief Financial Officer of the Group company concerned, the request or application is consistent with the Pre-Approval Policy and the SEC’s rules on auditor independence.

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

    No services which are classified by the SEC as “prohibited services” were authorized in the last three financial years.

    Our external auditors, PwC and E&Y, billed the following services related to 2008 and 2007:

PwC	2008	2007
	(millions of €)
Audit fees	18.3	20.7
Audit-related fees	5.1	6.8
Tax fees	0.4	0.3
All other fees	6.1	4.3

Total	29.9	32.1

E&Y	2008	2007
	(millions of €)
Audit fees	14.0	15.9
Audit-related fees	9.7	4.3
Tax fees	1.2	1.1
All other fees	0.1	0.2

Total	25.0	21.5

Audit Fees

    The following services were billed under the category “audit fees”: auditing of financial statements, management’s assessment of the effectiveness of internal control over financial reporting, review of quarterly reports, auditing of impairment tests and services performed in relation to legal obligations and submissions required by regulatory provisions, including the formulation of audit opinions and reports, domestic and international legal audits and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes, and tests which serve to promote understanding and reliability of these systems and internal corporate controls, as well as advice on issues of billing, accounting and reporting.

Audit-Related Fees

    Audit-related fees mainly consisted of services that are normally performed by the external auditor in connection with the auditing of our annual financial statements, management’s assessment of the effectiveness of internal controls over financial reporting. Audit-related services also included due diligence tests relating to possible acquisitions and sales of companies, advice on issues of billing, accounting and reporting (which were not classified as audit services), support with the interpretation and implementation of new accounting and reporting standards, auditing procedures that are not carried out in connection with the audit of our annual financial statements and concern our information systems, and support with the implementation of corporate control requirements for reporting.

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

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

    Our audit committee includes one or more members who are exempt from the audit committee member independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemptions provided by Rule 10A-3(b)(1)(iv) of the Exchange Act. Specifically, Herman Josef Becker, Lothar Holzwarth and Waltraud Litzenberger are employees of Deutsche Telekom AG. Mr. Becker is a member of the management of Deutsche Telekom Direct Sales and Consulting, as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee of Deutsche Telekom (member of the audit committee since January 15, 2008). Mr. Holzwarth is Chairman of the Group Works Concil T-Systems, Frankfurt (member of the audit committee since December 16, 2008). Mrs. Litzenberger is Chairwoman of the Central Works Council at Deutsche Telekom AG (member of the audit committee since October 14, 2008). Wilhelm Wegner, also an employee of Deutsche Telekom, resigned from the audit committee as of September 30, 2008. Until then, he was Chairman of the Central Works Council at Deutsche Telekom. All members named above are exempt from the requirements of Rule 10A-3(b)(1)(ii) of the Exchange Act by virtue of Rule 10A-3(b)(1)(iv)(C) of the Exchange Act as they are not executive officers and were named to the Supervisory Board pursuant to the Co-Determination Act. We do not believe that our reliance on these exemptions from the independence requirements of Rule 10A-3 of the Exchange Act will materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

    None.

ITEM 16F. Changes in Certifying Accountant

    Not applicable.

ITEM 16G. Significant Differences in Corporate Governance Practices

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

    The German Corporate Governance Code contains additional corporate governance rules applicable to us. While these rules are not legally binding, companies failing to comply with the German Corporate Governance Code’s recommendations must disclose publicly that their practices differ from those recommended by the German Corporate Governance Code. The German Corporate Governance Code describes and summarizes the basic mandatory statutory corporate governance principles found in the Stock Corporation Act and other provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards of responsible corporate governance, which are intended to reflect generally accepted best practices. Because we are a stock corporation with shares listed on a German stock exchange, we are required by Section 161 of the Stock Corporation Act to issue an annual compliance report stating which of the German Corporate Governance Code’s recommendations, if any, we do not apply. However, we may choose not to adopt the German Corporate Governance Code’s suggestions without making any related disclosure. Our most recently issued declaration of conformity by our Supervisory Board and Management Board, issued on December 4, 2008, states that in the period since the submission of the previous year’s declaration of conformity, we had complied with all of the recommendations of the German Corporate Governance Code, without exception.

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

    See pages F-1 through F-92.

ITEM 19. Exhibits

    Documents filed as exhibits to this Annual Report.

1.1
Memorandum and Articles of Incorporation (Satzung) of Deutsche Telekom AG, as amended (English translation) (incorporated by reference to Exhibit 99.1 of Deutsche Telekom’s current report on Form 6-K filed with the SEC on August 7, 2008 that indicates on its cover page that it was incorporated by reference into Deutsche Telekom AG’s existing registration statements)

2.1
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Exhibit 4.1 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.2
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom (incorporated by reference to Exhibit 4.2 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.3
First Supplemental Indenture and Resignation and Appointment of Paying Agent and Security Registrar dated as of November 9, 2007 (incorporated by reference to Exhibit 2.3 of Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC on February 28, 2008)

2.4
Except as noted in Exhibits 2.1, 2.2 and 2.3 above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	Subsidiaries as of December 31, 2008

11.1	Deutsche Telekom AG’s Code of Ethics, as amended (incorporated by reference to Exhibit 11.1 of Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC on March 14, 2006)

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Independent Registered Public Accounting Firms

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 27, 2009	DEUTSCHE TELEKOM AG

	By:	/s/ RENÉ OBERMANN
René Obermann Chairman of the Management Board

	By:	/s/ DR. KARL-GERHARD EICK
Dr. Karl-Gerhard Eick Deputy Chairman of the Management Board Finance

DEUTSCHE TELEKOM AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Management and Shareholders of Deutsche Telekom AG:

We have audited the accompanying consolidated balance sheets of Deutsche Telekom AG (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Deutsche Telekom AG`s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2009 expressed an unqualified opinion thereon.

February 27, 2009

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Stuttgart

/s/ Prof. Dr. Wollmert                                                                                /s/ Forst
(Prof. Dr. Wollmert)                                                                                    (Forst)
Wirtschaftsprüfer                                                                          Wirtschaftsprüfer

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main

/s/ Prof. Dr. Kämpfer                                                                                 /s/ Menke
(Prof. Dr. Kämpfer)                                                                                    (Menke)
Wirtschaftsprüfer                                                                          Wirtschaftsprüfer

CONSOLIDATED INCOME STATEMENT

	Note	2008	2007a	2006a
		(millions of €)
Net revenue	1	61,666	62,516	61,347
Cost of sales	2	(34,592)	(35,337)	(34,755)
Gross profit		27,074	27,179	26,592

Selling expenses	3	(15,952)	(16,644)	(16,410)
General and administrative expenses	4	(4,821)	(5,133)	(5,264)
Other operating income	5	1,971	1,645	1,257
Other operating expenses	6	(1,232)	(1,761)	(888)
Profit from operations		7,040	5,286	5,287

Finance costs	7	(2,487)	(2,514)	(2,540)
Interest income		408	261	297
Interest expense		(2,895)	(2,775)	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	8	(388)	55	32
Other financial income (expense)	9	(713)	(374)	(167)
Profit (loss) from financial activities		(3,588)	(2,833)	(2,675)

Profit before income taxes		3,452	2,453	2,612
Income taxes	10	(1,428)	(1,373)	970

Profit after income taxes		2,024	1,080	3,582
Profit (loss) attributable to minority interests	11	541	509	409

Net profit (profit (loss) attributable to equity holders of the parent)		1,483	571	3,173

Earnings per share	12

Basic		0.34	0.13	0.74
Diluted		0.34	0.13	0.74
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		December 31,
	Note	2008	2007a
		(millions of €)
Assets
Current assets		15,908	15,945
Cash and cash equivalents	17	3,026	2,200
Trade and other receivables	18	7,393	7,696
Current recoverable income taxes	10	273	222
Other financial assets	24	2,169	2,019
Inventories	19	1,294	1,463
Non-current assets and disposal groups held for sale	20	434	1,103
Other assets		1,319	1,242

Non-current assets		107,232	104,728
Intangible assets	21	53,927	54,404
Property, plant and equipment	22	41,559	42,531
Investments accounted for using the equity method	23	3,557	118
Other financial assets	24	1,386	599
Deferred tax assets	10	6,234	6,610
Other assets		569	466

Total assets		123,140	120,673
Liabilities and shareholders’ equity
Current liabilities		24,866	23,215
Financial liabilities	25	10,208	9,075
Trade and
other payables	26	7,073	6,823
Income tax liabilities	10	585	437
Other provisions	30	3,437	3,365
Liabilities directly associated with non-current assets and disposal groups held for sale	20	95	182
Other liabilities	28	3,468	3,333

Non-current liabilities		55,162	52,213
Financial liabilities	25	36,386	33,831
Provisions for pensions and other employee benefits	29	5,157	5,354
Other provisions	30	3,304	3,665
Deferred tax liabilities	10	7,108	6,675
Other liabilities	28	3,207	2,688

Liabilities		80,028	75,428
Shareholders' equity	31	43,112	45,245
Issued capital	32	11,165	11,165
Capital reserves	33	51,526	51,524
Retained earnings including carryforwards	34	(18,761)	(16,218)
Other comprehensive income	35	(5,411)	(4,907)
Net profit		1,483	571
Treasury shares	36	(5)	(5)
Equity attributable to equity holders of the parent		39,997	42,130
Minority interests	37	3,115	3,115

Total liabilities and shareholders’ equity		123,140	120,673
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note 38	2008	2007a	2006a
		(millions of €)
Profit after income taxes		2,024	1,080	3,582
Depreciation, amortization and impairment losses		10,975	11,611	11,034
Income tax expense (benefit)		1,428	1,373	(970)
Interest income and interest expenses		2,487	2,514	2,540
Other financial (income) expense		713	374	167
Share of (profit) loss of associates and joint ventures accounted for using the equity method		388	(55)	(32)
Profit on the disposal of fully consolidated subsidiaries		(455)	(379)	-
Other non-cash transactions		(147)	124	32
(Gain) loss from the disposal of intangible assets and property, plant and equipment		70	(42)	(72)
Change in assets carried as working capital		286	(1,072)	(17)
Change in provisions		493	1,825	1,585
Change in other liabilities carried as working capital		(130)	(1,391)	353
Income taxes received (paid)		(520)	171	(1,248)
Dividends received		13	36	27
Cash generated from operations		17,625	16,169	16,981
Interest paid		(3,431)	(4,005)	(4,081)
Interest received		1,174	1,550	1,322
Net cash from operating activities		15,368	13,714	14,222

Cash outflows for investments in
– Intangible assets		(1,799)	(1,346)	(4,628)
– Property, plant and equipment		(6,908)	(6,669)	(7,178)
– Non-current financial assets		(3,261)	(264)	(624)
– Investments in fully consolidated subsidiaries and business units		(1,030)	(1,547)	(2,265)
Proceeds from disposal of
– Intangible assets		34	39	35
– Property, plant and equipment		338	722	532
– Non-current financial assets		102	133	249
– Investments in fully consolidated subsidiaries and business units		778	888	(21)
Net change in short-term investments and marketable securities and receivables		611	(60)	(348)
Other		(249)	50	(57)
Net cash used in investing activities		(11,384)	(8,054)	(14,305)

Proceeds from issue of current financial liabilities		39,281	32,514	3,817
Repayment of current financial liabilities		(44,657)	(35,259)	(9,163)
Proceeds from issue of non-current financial liabilities		6,477	1,586	7,871
Repayment of non-current financial liabilities		(96)	(1,020)	(492)
Dividend payments		(3,963)	(3,762)	(3,182)
Share buy-back		-	-	(709)
Proceeds from the exercise of stock options		3	24	16
Repayment of lease liabilities		(142)	(208)	(219)
Net cash used in financing activities		(3,097)	(6,125)	(2,061)

Effect of exchange rate changes on cash and cash equivalents		(61)	(100)	(66)
Net increase (decrease) in cash and cash equivalents		826	(565)	(2,210)

Cash and cash equivalents, at the beginning of the year		2,200	2,765	4,975
Cash and cash equivalents, at the end of the year		3,026	2,200	2,765
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	2008	2007a	2006a
	(millions of €)
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	1	(1)	3
Recognition of other comprehensive income in income statement	0	(1)	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	60	(118)	385
Recognition of other comprehensive income in income statement	(101)	3	(8)
Revaluation due to business combinations	(118)	(142)	395
Exchange differences on translation of foreign subsidiaries	(352)	(2,510)	(1,747)
Other income and expense recognized directly in equity	110	160	80
Actuarial gains and losses from defined benefit plans and other employee benefits	227	923	314
Deferred taxes on items in other comprehensive income	(53)	(228)	(275)
Income and expense recognized directly in equity	(226)	(1,914)	(854)
Profit after income taxes	2,024	1,080	3,582
Recognized income and expense	1,798	(834)	2,728
Minority interests	547	512	517
Equity attributable to equity holders of the parent	1,251	(1,346)	2,211
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

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

The Company was entered as Deutsche Telekom AG in the commercial register of the Bonn District Court (Amtsgericht - HRB 6794) on January 2, 1995.

The Company has its registered office in Bonn, Germany. Its address is Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn.

The declaration of conformity with the German Corporate Governance Code required pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz – AktG) was released and made available to shareholders.

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

The consolidated financial statements of Deutsche Telekom for the 2008 financial year were released for publication by the Board of Management on February 9, 2009.

Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial year corresponds to the calendar year. The consolidated income statement, the consolidated cash flow statement and the statement of recognized income and expense include two comparative years.

Presentation in the balance sheet differentiates between current and non-current assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The income statement is presented using the cost-of-sales method. Under this format, net revenue is compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Initial application of standards, interpretations and amendments to standards and interpretations in the financial year.

In the financial year, Deutsche Telekom applied the following pronouncements by the IASB for the first time:

•	Amendments to IFRS 7 "Financial Instruments: Disclosures" and IAS 39 "Financial Instruments: Recognition and Measurement": "Reclassification of Financial Assets,“

•	IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions,"

•	IFRIC 12 "Service Concession Arrangements," and

•	IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements, and their Interaction."

The initial application of the pronouncements did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position, or cash flows. For further details of the initial application of pronouncements by the IASB and changes in accounting policies, please refer to the section "Change in accounting policies."

Standards, interpretations and amendments issued, but not yet adopted.

In March 2007, the IASB issued an amendment to IAS 23 "Borrowing Costs." The European Union endorsed IAS 23 in December 2008. The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. Currently, Deutsche Telekom recognizes these costs directly as an expense. A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. In the future, an entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets. The revised standard does not require the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Deutsche Telekom is currently analyzing the impact of the amendment to IAS 23 on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows as part of the implementation of initial application as of January 1, 2009.

In June 2007, the IFRIC issued IFRIC 13 "Customer Loyalty Programmes." The European Union endorsed IFRIC 13 in December 2008. The interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third party. The question to be clarified was whether the award credits are a liability in the context of a sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit award, or the obligation in respect of the credit award is fulfilled. Since the guidance under IFRIC 13 deviates from Deutsche Telekom's current accounting policy, the accounting method will have to be adjusted. The interpretation is effective for financial years beginning on or after July 1, 2008. The adoption of IFRIC 13 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In September 2007, the IASB issued an amendment to IAS 1 "Presentation of Financial Statements: A Revised Presentation." The European Union endorsed the amendment to IAS 1 in December 2008. IAS 1 (revised) uses the terms "statement of financial position" (previously "balance sheet") and "statement of cash flows" (previously "cash flow statement") and introduces a new element of financial statements termed "statement of comprehensive income." Use of the new terminology, however, is not mandatory. The amendment to IAS 1 requires entities to disclose comparative information in respect of the previous period. The revised standard also stipulates the presentation of a further financial statement (statement of financial position) at the beginning of the first comparative period presented if the entity changed its accounting policies retrospectively or made retrospective restatements. Revised IAS 1 also includes:

•
All changes in shareholders' equity resulting from transactions with owners must be presented separately from such changes in shareholders' equity not resulting from transactions with owners (non-owner changes).

•
Income and expenses are reported separately from transactions with owners either in one statement of comprehensive income or in two statements - a separate income statement and a statement of comprehensive income.

•	The components of other comprehensive income must be presented in the statement of comprehensive income.

•	The total comprehensive income must be disclosed.

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented. Reclassification amounts arise from the reclassification of amounts formerly reported under other comprehensive income as profit or loss. In addition, amounts reported as distributed dividends and corresponding per-share amounts must be presented either in the statement of changes in equity or in the notes. The amendment to IAS 1 is effective for financial years beginning on or after January 1, 2009. As the amendment to IAS 1 only affects disclosure requirements, it will not have an impact on Deutsche Telekom’s results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In January 2008, the IASB issued the revised standards IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements." The standards are the outcome of the second phase of the project carried out together with the Financial Accounting Standards Board (FASB) to reform the accounting for business combinations. The revised IFRS 3 and IAS 27 have not yet been endorsed by the European Union. The main changes that the revised IFRS 3 will make to the existing requirements are described below:

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

•	Transaction costs shall be recognized as expenses.

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•
In contrast to the original IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that the revised IAS 27 will make to the existing requirements are described below:

•	Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for exclusively within equity.

•
If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•
When losses attributed to the minority (non-controlling) interests exceed the minority's interests in the subsidiary's equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

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

Deutsche Telekom is currently analyzing the date of adoption of the amendments to IFRS 3 and IAS 27 and the resulting effects on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

In January 2008, the IASB published the revised standard IFRS 2 "Share-based Payment – Vesting Conditions and Cancellations." The European Union endorsed the revised IFRS 2 in December 2008. Main changes and clarifications are:

•	Vesting conditions are service conditions and performance conditions only.

•	All (premature) cancellations, whether by the entity itself or by employees, should receive the same accounting treatment.

The amendments to IFRS 2 are effective for financial years beginning on or after January 1, 2009. The amendment to the standard does currently not have an impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows, nor is it expected to in future.

In February 2008, the IASB issued an amendment to IAS 32 "Financial Instruments: Presentation" and IAS 1 "Presentation of Financial Statements." The European Union endorsed the revised standards in January 2009. The amendments relate to the classification of puttable financial instruments and of obligations arising only in the event of liquidation. This means that some financial instruments currently falling under the definition of financial liabilities will be classified as equity. IAS 32 contains detailed criteria applied to identifying such instruments. The amendments shall be applied for financial years beginning on or after January 1, 2009. The amendment to the standards is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of the first annual improvement process project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. The issued amendments are presented in two parts:

•	those that involve accounting changes for presentation, recognition or measurement purposes,

•	those that involve terminology or editorial changes with no or minimal effect on accounting.

Unless otherwise specified in the standard, the amendments are effective for financial years beginning on or after January 1, 2009. The adoption of the standard is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position, or cash flows.

In May 2008, the IASB issued the revised standards IFRS 1 "First-time Adoption of International Financial Reporting Standards" and IAS 27 "Consolidated and Separate Financial Statements." The European Union endorsed the amendments in January 2009. The amendments to IFRS 1 grant first-time adopters several simplifications for measuring the initial cost of investments in subsidiaries, joint ventures, and associates in IFRS single-entity financial statements. The amendments to IAS 27 relate to reorganizations within a group. They allow the new parent to measure the cost of its investment at the carrying amount of its share of the equity items of the previous parent. The new guidance is effective for financial years beginning on or after January 1, 2009. The amendment to the standards is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In July 2008, the IFRIC issued IFRIC 15 "Agreements for the Construction of Real Estate." The European Union has not yet endorsed IFRIC 15. IFRIC 15 refers to the issue of how to account for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for the accounting in accordance with either IAS 11 "Construction Contracts," or IAS 18 "Revenue." IFRIC 15 is effective for financial years beginning on or after January 1, 2009. The adoption of IFRIC 15 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In July 2008, the IFRIC issued IFRIC 16 "Hedges of a Net Investment in a Foreign Operation." The European Union has not yet endorsed IFRIC 16. IFRIC 16 provides guidance on accounting for hedges of net investments in a foreign operation. The interpretation clarifies the nature of the hedged risk for which a hedging relationship may be designated and where the hedging instrument can be held within the group. Thus, hedge accounting may be applied only to foreign exchange differences between the functional currency of the foreign operation and the parent entity's functional currency. The (derivative or non-derivative) hedging instrument may be held by any entity within the group, except the foreign operation that itself is being hedged, as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to a net investment hedge are satisfied. IFRIC 16 is effective for financial years beginning on or after October 1, 2008. The adoption of IFRIC 16 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In July 2008, the IASB issued an amendment to IAS 39 "Financial Instruments: Recognition and Measurement." The European Union has not yet endorsed the amendment to IAS 39. The amendment on eligible hedged items specifies that an entity may designate an option as a hedge of changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment to IAS 39 is effective for financial years beginning on or after July 1, 2009. The provisions are to be applied retrospectively. The amendment to the standard is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2008, the IASB issued the revised IFRS 1 "First-time Adoption of International Financial Reporting Standards." The European Union has not yet endorsed the amendment to IFRS 1. The revised standard is effective for financial years beginning on or after July 1, 2009. The changes merely concern the wording and therefore generally have no effect on the presentation of the results of operations and financial position.

In November 2008, the IFRIC issued IFRIC 17 "Distribution of Non-Cash Assets to Owners." The European Union has not yet endorsed IFRIC 17. The interpretation provides guidance on the recognition and measurement of liabilities arising from dividends paid in the form of assets other than cash (e.g., property, plant and equipment) and clarifies how any difference between the carrying amount of the assets distributed and the carrying amount of the dividend paid should be accounted for. IFRIC 17 is effective for financial years beginning on or after July 1, 2009. The adoption of IFRIC 17 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In January 2009, the IFRIC issued IFRIC 18 "Transfer of Assets from Customers." The European Union has not yet endorsed IFRIC 18. The interpretation clarifies the IFRS requirements for agreements whereby an entity receives from a customer an item of property, plant and equipment (or cash which is used only for the construction or acquisition of an item of property, plant and equipment) that the entity must then use to connect the customer to a network and / or to provide the customer with ongoing access to a supply of goods or services. IFRIC 18 is to be applied prospectively to transactions that will be carried out on or after July 1, 2009. Earlier application is permitted under certain conditions. Deutsche Telekom is currently analyzing the impact of applying IFRIC 18 on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Consolidated group.

All subsidiaries, joint ventures and associates are included in the consolidated financial statements. Subsidiaries are companies that are directly or indirectly controlled by Deutsche Telekom and are fully consolidated. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity is controlled. If a subsidiary meets the criteria for classification as held for sale at the acquisition date according to IFRS 5, it shall not be fully consolidated, but the corresponding assets and liabilities are presented as held for sale. Joint ventures are companies jointly controlled by Deutsche Telekom and other companies. Associates are companies on which Deutsche Telekom has a significant influence, and that are neither subsidiaries nor joint ventures. As with joint ventures, associates are accounted for using the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The composition of the Deutsche Telekom Group changed as follows in the 2008 financial year:

	Domestic	International	Total

Consolidated subsidiaries
January 1, 2008	70	176	246
Additions	1	14	15
Disposals (including mergers)	(6)	(26)	(32)
December 31, 2008	65	164	229

Associates accounted for using the equity method
January 1, 2008	8	8	16
Additions	0	1	1
Disposals	(3)	0	(3)
December 31, 2008	5	9	14

Joint ventures accounted for using the equity method
January 1, 2008	2	1	3
Additions	0	2	2
Disposals	0	0	0
December 31, 2008	2	3	5

Total
January 1, 2008	80	185	265
Additions	1	17	18
Disposals (including mergers)	(9)	(26)	(35)
December 31, 2008	72	176	248

Business combinations.

2008:

Deutsche Telekom took over full control of SunCom Wireless Holdings, Inc., Berwyn, United States (SunCom) on February 22, 2008 after the Group company T-Mobile USA acquired 100 percent of shares in the company. With the acquisition of SunCom, T-Mobile USA is expanding the coverage of its own mobile communications network to the Southeastern United States as well as the Caribbean. SunCom's customer base is spread over the U.S. states of North Carolina, South Carolina, Tennessee and Georgia, as well as Puerto Rico and the U.S. Virgin Islands. Like T-Mobile, the company operates its mobile communications network based on GSM/GPRS/EDGE. The T-Mobile group had been offering mobile communications services to its customers in these regions since 2004 under a roaming agreement with SunCom.

The acquisition cost of the business combination, including costs of USD 2 million directly attributable to it, as of the acquisition date was USD 1.6 billion (EUR 1.1 billion). Cash and cash equivalents in the amount of EUR 52 million were acquired in conjunction with the purchase of SunCom. On the basis of the final purchase price allocation, the business combination with SunCom resulted in goodwill of EUR 0.9 billion. This goodwill arises from synergies the merger of the two companies is expected to generate, particularly through the reduction of roaming costs, as well as marketing synergies. In addition, this goodwill reflects the overall growth opportunities for T-Mobile USA and Mobile Communications as a growth area created by the larger customer base and the expansion of the mobile communications network.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of SunCom’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	SunCom
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	2,057	1,097
Current assets	243	255
Cash and cash equivalents	52	52
Financial assets	114	114
Trade and other receivables	54	55
Other assets	23	34

Non-current assets	1,814	842
Intangible assets	1,333	555
Of which: goodwill	883	60
Property, plant and equipment	146	274
Other assets	335	13

Liabilities	977	925
Current liabilities	792	759
Financial liabilities	678	655
Trade and other payables	36	36
Other liabilities	78	68

Non-current liabilities	185	166
Other liabilities	185	166

SunCom was included in Deutsche Telekom’s consolidated financial statements for the first time as of February 22, 2008. Net revenue increased by EUR 462 million as a result of the acquisition of SunCom. Had the business combination already occurred on January 1, 2008, net revenue would have been EUR 84 million higher. Net profit of the Group for the 2008 financial year includes a net profit at SunCom of EUR 1 million. If the business combination had been executed effective January 1, 2008, the Group's net profit would have been reduced accordingly by EUR 6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2007:

By acquiring 100 percent of the equity interests in Orange Nederland N.V., The Hague, Netherlands (Orange Nederland) and in Orange Nederland Breedband B.V., Amsterdam, Netherlands (Online) via its Group company T-Mobile Netherlands Holding B.V., Deutsche Telekom gained control of the entities as of October 1, 2007.

At the acquisition date, Orange Nederland provided mobile communications products and services based on GSM and UMTS technology.

Including agreed purchase price adjustments for net debt and expenses that were incurred prior to the acquisition date but resulted in cash outflow at a later date, and for advance payments for the use of the brand, the acquisition costs for Orange Nederland at the acquisition date amounted to EUR 1.2 billion.

The business combination with Orange Nederland resulted in goodwill of EUR 0.4 billion. The main factors resulting in the recognition of goodwill were anticipated savings through synergy effects of the combination and an expected improvement in Deutsche Telekom’s market position in the Netherlands. Cash and cash equivalents in the amount of EUR 18 million were acquired in conjunction with the purchase of Orange Nederland.

The fair values of Orange Nederland's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

millions of €	Orange Nederland¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	968	752
Current assets	121	127
Cash and cash equivalents	18	18
Other assets	103	109

Non-current assets	847	625
Intangible assets	398	250
Property, plant and equipment	259	375
Other assets	190	-

Liabilities	214	218
Current liabilities	191	199
Financial liabilities	-	-
Trade and other payables	70	78
Other liabilities	121	121

Non-current liabilities	23	19
Financial liabilities	-	-
Other liabilities	23	19
¹ Figures excluding goodwill

Orange Nederland was included in Deutsche Telekom’s consolidated financial statements as of October 1, 2007 for the first time. Net revenue increased by EUR 147 million as a result of the acquisition. Had the business combination taken place on January 1, 2007, the Group’s net revenue would have been EUR 493 million higher than the level of net revenue actually generated. Net profit for the 2007 financial year included a net loss at Orange Nederland of EUR 37 million. Net profit would have been an additional EUR 30 million lower, had the business combination been executed effective January 1, 2007.

Online (formerly Orange Beedband) offered broadband Internet lines and other Internet-based services at the acquisition date. At the time of acquisition, the intention was to sell the acquired equity interest in Online; therefore the assets and liabilities were included in non-current assets and disposal groups held for sale. In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares. Accordingly, the acquired assets and liabilities are no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively until the date of reclassification, are reported in the income statement under other operating expenses totaling EUR 6 million. The reclassification resulted in goodwill of EUR 54 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On October 24, 2007 Deutsche Telekom exercised its preemptive right through Group subsidiary Scout24 AG, Baar, Switzerland, to purchase a share of 66.22 percent in Immobilien Scout GmbH, Berlin, which was previously held by Aareal Bank, Wiesbaden, for the price of EUR 0.4 billion. The acquisition increased Scout24 AG’s existing share of 33.11 percent to 99.33 percent. Immediately prior to the acquisition of the additional 66.22-percent share, the carrying amount of the existing 33.11-percent share in Immobilien Scout was EUR 7 million. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the additional stake was treated as a business combination achieved in stages according to IFRS 3.

The business activities of Immobilien Scout comprise the operation of an Internet-based real estate marketing platform and associated products and services for the German market.

Immobilien Scout was included in Deutsche Telekom’s consolidated financial statements as a fully consolidated subsidiary for the first time effective November 1, 2007. The existing 33.11-percent share in Immobilien Scout was carried at equity until October 31, 2007 and included in the consolidated financial statements as an associate.

The business combination resulted in total goodwill of EUR 0.3 billion. This includes around EUR 20 million from the existing 33.11-percent share that was realized in the course of the initial inclusion at equity of the Scout24 group in February 2004. The acquisition of the further 66.22-percent share resulted in goodwill of EUR 283 million. This amount was mainly attributable to positive future income effects and anticipated savings due to synergies. Cash and cash equivalents in the amount of EUR 1 million were acquired in conjunction with the purchase of Immobilien Scout.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of Immobilien Scout’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	Immobilien Scout¹
	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
	(millions of €)
Assets	168	35
Current assets	31	31
Cash and cash equivalents	1	1
Other assets	30	30

Non-current assets	137	4
Intangible assets	133	1
Property, plant and equipment	3	3
Other assets	1	0

Liabilities	53	13
Current liabilities	13	13
Financial liabilities	-	-
Trade and other payables	-	-
Other liabilities	13	13

Non-current liabilities	40	-
Financial liabilities	-	-
Other liabilities	40	-
¹ Figures excluding goodwill

The EUR 31 million change in fair value relating to the previously held interest (33.11 percent) resulting from the complete revaluation of Immobilien Scout’s assets and liabilities was recognized in the revaluation reserve. The proportion of shareholders' equity attributable to third parties was approximately EUR 1 million.

From its acquisition date onwards, Immobilien Scout contributed EUR 16 million to the Group's net revenue in 2007. Net profit for the 2007 financial year included EUR 4 million in profit generated by Immobilien Scout since its acquisition date. Had the business combination taken place at the beginning of the 2007 financial year, its revenue contribution in 2007 would have been EUR 67 million and the contribution to 2007 net profit would have been EUR 20 million.

2006:

Effective March 31, 2006, T-Systems acquired the IT service provider gedas from Volkswagen AG for a purchase price of EUR 0.3 billion. The purchase price was paid in cash.

At the acquisition date, the information technology service provider gedas advised companies in the automotive and manufacturing industries on the development, systems integration, and operation of IT solutions. The technology expertise acquired in the company’s core market and the understanding of business processes in the automotive sector also benefit numerous customers in other sectors and public administrations. The IT service provider developed a comprehensive thinking and working principle of its own – Intelligent Transformation – consisting of three elements: technological benefit, integrated view and creating an appropriate interface between people and technology.

The business combination resulted in goodwill of EUR 0.2 billion. Cash and cash equivalents in the amount of EUR 41 million were acquired in conjunction with the purchase of the gedas group.

The gedas group was included in Deutsche Telekom’s consolidated financial statements as of March 31, 2006 for the first time. The gedas group contributed a total of EUR 495 million to the Group’s net revenue since the acquisition date in the 2006 financial year. Net profit for the 2006 financial year included a net loss at the gedas group since the acquisition date in the amount of EUR 15 million. Had the business combination taken place at the beginning of the 2006 financial year, its revenue contribution in 2006 would have been EUR 639 million and the loss of the gedas group would have risen to EUR 26 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of the gedas group's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

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
¹ Figures excluding goodwill

Effective April 28, 2006, Deutsche Telekom – through the Group company T-Mobile Austria – acquired 100 percent of the shares and voting rights in the Austrian mobile communications company tele.ring Telekom Service GmbH, Vienna, Austria (tele.ring). At the acquisition date, tele.ring was an Austrian telecommunications company which primarily provided UMTS/GSM mobile communications services. The purchase price of EUR 1.3 billion was settled in cash. Cash and cash equivalents in the amount of EUR 23 million were acquired as part of the transaction. Incidental acquisition expenses of EUR 5 million were incurred primarily for financial and legal advisory services. The business combination resulted in goodwill of EUR 0.7 billion. The main factors resulting in the recognition of goodwill can be summarized as follows:

•	A portion of the acquired intangible assets, such as the assembled workforce, could not be recognized as intangible assets since the recognition criteria were not fulfilled.

•	Expected cost savings from synergy effects of the merger were taken into account in determining the purchase price.

In addition to providing services in the area of UMTS/GSM mobile communications, the tele.ring group generated a small amount of its revenues with fixed-network business at the acquisition date. Since this activity was not consistent with the strategic objectives of T-Mobile Austria, the latter intended to sell off the existing fixed-network customer base. The acquisition of the tele.ring group was further subject to certain regulatory conditions. Nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group were required to be sold to competitors. At the time of acquisition the relevant assets were classified as held for sale. These assets were sold in the 2007 financial year.

tele.ring was included in Deutsche Telekom’s consolidated financial statements as of May 1, 2006 for the first time. The revenue generated by tele.ring in the 2006 financial year since its acquisition date was EUR 296 million. Had the business combination already taken place effective January 1, 2006, net revenue in the 2006 financial year would have been EUR 158 million higher. Net profit for the 2006 financial year included a net loss at tele.ring in the amount of EUR 117 million. Net profit in the 2006 financial year would have been lower by EUR 23 million – the amount of the net loss of tele.ring - had the business combination been executed effective January 1, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of tele.ring's acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

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
¹ Figures excluding goodwill

The deferred tax effects of tax loss carryforwards of EUR 0.9 billion were not recognized, as it was not probable that taxable profit will be available in the near future, against which these tax loss carryforwards could be utilized.

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

In the third quarter of 2006, Deutsche Telekom bought back 62.7 million Deutsche Telekom shares for a purchase price of EUR 0.7 billion and subsequently retired them. This corresponded to the number of shares newly issued in the course of the merger of T-Online International AG into Deutsche Telekom AG. The buy-back program was implemented solely for the purpose of reducing the share capital of Deutsche Telekom AG so that the merger with T-Online International AG does not lead to a permanent increase in the number of Deutsche Telekom AG shares.

By acquiring a further 48.00 percent of the voting rights in Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland (PTC) (via T-Mobile Deutschland GmbH, Bonn), Deutsche Telekom obtained control of the entity as of October 26, 2006. PTC provides mobile communications products and services based on GSM and UMTS technology.

For reasons of simplicity, PTC was not fully consolidated until November 1, 2006. Due to the existence of a significant influence on the company, PTC was included as an associate in the consolidated financial statements of Deutsche Telekom until then. The carrying amount of the existing 49.00-percent stake in PTC was EUR 1.8 billion at October 31, 2006. Since the investment existed before Deutsche Telekom obtained control of the entity, the acquisition of the 48.00-percent stake was treated as a business combination achieved in stages according to IFRS 3.

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

Including EUR 7 million in costs directly attributable to the business combination incurred for business and legal advisory services, the costs for the acquisition of the 48.00 percent of the shares amounted to EUR 1.6 billion. The business combination resulted in total goodwill of EUR 1.7 billion. Goodwill was mainly attributable to cost savings expected from synergy effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair values of PTC’s acquired assets, liabilities and contingent liabilities recognized at the date of acquisition and their carrying amounts immediately prior to the business combination are presented in the following table:

	Polska Telefonia Cyfrowa (PTC) ¹
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
¹ Figures excluding goodwill

The change in fair value relating to the previously held interest (49.00 percent) resulting from the complete revaluation of PTC’s assets and liabilities was approximately EUR 0.4 billion and was recognized in the revaluation reserve. The proportion of shareholders' equity attributable to third parties was approximately EUR 65 million.

The revenue generated by PTC in the 2006 financial year since the acquisition date was EUR 299 million. Had the business combination taken place on January 1, 2006, the Group’s net revenue in the 2006 financial year would have been EUR 1,523 million higher than the level of net revenue actually generated. Net profit for the 2006 financial year included a net loss at PTC in the amount of EUR 116 million. Net profit would have been approximately EUR 380 million lower – the amount of the net loss of PTC – had the business combination been executed effective January 1, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pro forma information - unaudited.

The pro forma information shown in the following table on presents the most important financial data of Deutsche Telekom, including its principal consolidated subsidiaries acquired in the financial years 2006 through 2008, as if they had been included in the consolidated financial statements from the beginning of each financial year in which they were acquired.

	2008	2007a	2006a
	(millions of €)
Net revenue
Reported	61,666	62,516	61,347
Pro forma	61,750	63,060	63,172

Net profit
Reported	1,483	571	3,173
Pro forma	1,477	557	2,759

Earnings per share/ADS (€)
Reported	0.34	0.13	0.74
Pro forma	0.34	0.13	0.64
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Principal subsidiaries.

The Group's principal subsidiaries are presented in the following table:

	Deutsche Telekom share

		Net revenue	Employees
	December 31, 2008	2008	2008
Name and registered office	(%)	(millions of €)	(average)

T-Mobile USA, Inc., Bellevue, Washington, United States[1,2]	100.00	14,957	36,076
T-Mobile Deutschland GmbH, Bonn[3]	100.00	7,770	5,474
T-Systems Enterprise Services GmbH, Frankfurt/Main[1]	100.00	5,048	16,215
T-Systems Business Services GmbH, Bonn[1]	100.00	4,707	11,270
T-Mobile Holdings Ltd., Hatfield, United Kingdom[1,2]	100.00	4,051	6,128
Magyar Telekom Nyrt., Budapest, Hungary[1,7]	59.30	2,678	10,679
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland[3]	97.00	2,260	5,155
T-Mobile Netherlands Holding B.V., The Hague, Netherlands[1,2]	100.00	1,806	2,234
T-Mobile Czech Republic a.s., Prague, Czech Republic[5]	60.77	1,329	2,559
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia[1]	51.00	1,223	6,462
T-Mobile Austria Holding GmbH, Vienna, Austria[1,4]	100.00	1,085	1,539
Slovak Telekom a.s., Bratislava, Slovakia[1]	51.00	994	5,258
T-Systems GEI GmbH, Aachen[6]	100.00	351	2,405
[1] Consolidated subgroup financial statements.
[2] Indirect shareholding via T-Mobile Global Holding GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).
[3] Indirect shareholding via T-Mobile International AG, Bonn (Deutsche Telekom AG’s share: 100%).
[4] Indirect shareholding via T-Mobile Global Holding Nr. 2 GmbH, Bonn (Deutsche Telekom AG’s indirect share: 100%).
[5] Indirect shareholding via CMobil B.V., Amsterdam (Deutsche Telekom AG’s indirect share: 100%).
[6] Indirect shareholding via T-Systems Enterprise Services GmbH, Frankfurt/Main (Deutsche Telekom AG’s share: 100%).
[7] Indirect shareholding via MagyarCom Holding GmbH, Bonn (Deutsche Telekom AG’s share: 100%).

In accordance with § 313 HGB, the full list of investment holdings, which is included in the notes to the consolidated financial statements, is published in the electronic Federal Gazette (Bundesanzeiger) together with the consolidated financial statements. The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise preparation and disclosure simplification options in accordance with § 264 (3) HGB as well as disclosure simplification options in accordance with § 264 b HGB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest. The carrying amount of the investment accounted for using the equity method is tested for impairment whenever there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss must be recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs to sell and value in use.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The exchange rates of certain significant currencies changed as follows:

	Annual average rate			Rate at balance sheet date
	2008	2007	2006	December 31, 2008	December 31, 2007
	(€)	(€)	(€)	(€)	(€)
100 Czech korunas (CZK)	4.00894	3.60154	3.52842	3.75561	3.76364
1 Pound sterling (GBP)	1.25601	1.46142	1.46671	1.04555	1.36130
100 Croatian kuna (HRK)	13.84420	13.62830	13.65320	13.57610	13.63840
1,000 Hungarian forints (HUF)	3.97687	3.97762	3.78398	3.77407	3.96178
100 Macedonian denars (MKD)	1.62523	1.62699	1.62490	1.64255	1.62538
100 Polish zlotys (PLN)	28.47930	26.42900	25.66560	23.94770	27.89210
100 Slovak korunas (SKK)	3.19913	2.96074	2.68559	3.31932	2.97801
1 U.S. dollar (USD)	0.67976	0.72974	0.79626	0.71617	0.67907

Accounting policies.

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use is lower than the carrying amount. Indefinite-lived intangible assets (U.S. mobile communications licenses (FCC licenses)) are carried at cost. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal costs. Moreover, Deutsche Telekom has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the FCC licenses and therefore, treats the FCC licenses as an indefinite-lived intangible asset. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

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

Years

Mobile communications licenses:
FCC licenses	Indefinite
UMTS licenses	6 to 16
GSM licenses	1 to 16

Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures and borrowing costs are not capitalized and are expensed as incurred.

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit is impaired and must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell. The fair value less costs to sell is usually determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year-period and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Cash flow calculations are supported by external sources of information.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On disposal of an item of property, plant and equipment or when no future economic benefits are expected from its use or disposal, the carrying amount of the item is derecognized. The gain or loss arising from the disposal of an item of property, plant and equipment is the difference between the net disposal proceeds, if any, and the carrying amount of the item and is recognized as other operating income or other operating expenses when the item is derecognized. The useful lives of material asset categories are presented in the following table:

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

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

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

Non-current assets and disposal groups held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of carrying amount and fair value less costs to sell and are classified as non-current assets held for sale. Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is limited to the impairment losses previously recognized for the assets concerned. If the requirements for the classification of assets as held for sale are no longer met, the assets may no longer be shown as held for sale. The assets are to be measured at the lower of the carrying amount that would have applied if the asset had not been classified as held for sale, and the recoverable amount at the date at which the requirements for the classification as held for sale are no longer met.

Inventories are carried at the lower of net realizable value or cost. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Borrowing costs are not capitalized. Cost is measured using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Deutsche Telekom sells handsets separately and in connection with service contracts. As part of the strategy to acquire new customers, it sometimes sells handsets, in connection with a service contract, at below its acquisition cost. As the handset subsidy is part of the Company’s strategy for acquiring new customers, the loss on the sale of handsets is recognized at the time of the sale and, as a rule, shown under cost of sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pension obligations and other employee benefits relate to obligations to non-civil servants. Liabilities for defined benefit plans are measured using the projected unit credit method, taking into account not only the pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. The interest rate used to determine the present value of the obligations was set on the basis of the return on high-quality fixed-income corporate bonds in the respective currency area. In countries without a liquid market for such bonds, the return on government bonds is used instead. Actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The return on plan assets is classified in interest income. Service costs are classified as operating expenses. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight-line basis over the average remaining vesting period. The amounts payable under defined contribution plans are expensed when the obligation to pay the amounts is established, and classified as operating expenses. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

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

Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants are recognized when Deutsche Telekom is demonstrably committed to granting those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to be affected by the measures. Where termination benefits fall due more than twelve months after the balance sheet date, the expected amount to be paid is discounted to the balance sheet date.

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

Contingencies (contingent liabilities and assets) are potential liabilities or assets arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not entirely within the control of Deutsche Telekom. Contingent liabilities can also be present obligations that arise from past events for which an outflow of resources embodying economic benefits is not probable or for which the amount of the obligation cannot be measured reliably. Contingent liabilities are only recognized at their fair value if they were assumed in the course of a business combination. Contingent liabilities not assumed in the course of a business combination are not recognized. Contingent assets are not recognized. However, when the realization of income is virtually certain, then the related asset is no longer a contingent asset, but it is recognized as an asset. Information on contingent liabilities is disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote. The same applies to contingent assets where an inflow of economic benefits is probable.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, liabilities to non-banks from promissory notes, and derivative financial liabilities. Financial instruments are generally recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis. To the extent that contracts to buy or sell a non-financial item such as goods or electricity fall within the scope of IAS 39, they are accounted for in accordance with this standard.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Trade and other current receivables are measured at the amount the item is initially recognized less any impairment losses using the effective interest method, if applicable. Impairments, which take the form of allowances, make adequate provision for the expected credit risk; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down, if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract. The cash flows are discounted on the basis of the weighted average of the original effective interest rates of the financial assets contained in the relevant portfolio.

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

Where impairments of the fair values of available-for-sale financial assets were recognized directly in equity in the past, these must now be reclassified from equity in the amount of the impairment determined and reclassified to the income statement. If, in a subsequent period, the fair value of the financial asset increases and this increase can be related objectively to events occurring after the impairment was recognized, the impairment loss is reversed in the appropriate amount. In the case of debt instruments, these reversed impairment losses are recognized in profit or loss. Impairment losses on unquoted equity instruments that are classified as available for sale and carried at cost may not be reversed. Both the fair value of held-to-maturity securities to be determined by testing for impairment and the fair value of the loans and receivables measured at amortized cost, which are required for impairment testing, correspond to the present value of the estimated future cash flows, discounted using the original effective interest rate. The fair value of unquoted equity instruments measured at cost is calculated as the present value of the expected future cash flows, discounted using the current interest rate that corresponds to the investment's special risk position.

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

Derivatives that are not part of an effective hedging relationship as set out in IAS 39 must be classified as held for trading and measured at fair value through profit or loss. If the fair values are negative, the derivatives are recognized as financial liabilities.

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

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates, interest rates, and credit ratings at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the "clean price" and the "dirty price." In contrast to the clean price, the dirty price also includes the interest accrued. The fair values carried correspond to the full fair value or the dirty price.

Recording the changes in the fair values - in either the income statement or directly in equity - depends on whether or not the derivative is part of an effective hedging relationship as set out in IAS 39. If hedge accounting pursuant to IAS 39 is not employed, the changes in the fair values of the derivatives must be recognized in profit or loss. If, on the other hand, an effective hedging relationship as set out in IAS 39 exists, the hedge will be recognized as such.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deutsche Telekom applies hedge accounting to hedge balance sheet items and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

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

IAS 39 sets out strict requirements on the use of hedge accounting. These are fulfilled at Deutsche Telekom by documenting, at the inception of a hedge, both the relationship between the financial instrument used as the hedging instrument and the hedged item, as well as the aim and strategy of the hedge. This involves concretely assigning the hedging instruments to the corresponding assets or liabilities or (firmly agreed/expected) future transactions and also estimating the degree of effectiveness of the hedging instruments employed. The effectiveness of existing hedge accounting is monitored on an ongoing basis; ineffective hedges are discontinued immediately.

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

For multiple-element arrangements, revenue recognition for each of the elements identified must be determined separately. The framework of the Emerging Issues Task Force Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" (EITF 00-21) was applied to account for multiple-element revenue agreements entered into after January 1, 2003, as permitted by IAS 8.12. EITF 00-21 requires in principle that arrangements involving the delivery of bundled products or services be separated into individual units of accounting (components), each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., a ratio of the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables is generated). If the fair value of the delivered elements cannot be determined reliably but the fair value of the undelivered elements can be determined reliably, the residual value method is used to allocate the arrangement consideration. The fair value of the elements delivered is determined as the difference between the total arrangement consideration to be provided by the customer and the fair value of the undelivered elements.

Payments to customers, including payments to dealers and agents (discounts, provisions) are generally recognized as a decrease in revenue. If the consideration provides a benefit in its own right and can be reliably measured, the payments are recognized as expenses.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the balance sheet item "trade and other receivables." Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue recognition in Deutsche Telekom’s operating segments is as follows:

Mobile Communications Europe and Mobile Communications USA.

Revenue generated by the operating segments Mobile Communications Europe and Mobile Communications USA include revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenues are recognized based upon minutes of use and contracted fees less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

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

Business Customers.

The Business Customers operating segment derives revenues from Computing & Desktop Services, Systems Integration and Telecommunications Services. Revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectibility is reasonably assured.

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

Telecommunication Services include network services, and hosting & ASP services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Customer activation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. Revenues from hosting & ASP services are recognized as the services are provided.

Income taxes include current income taxes as well as deferred taxes. Tax liabilities/tax receivables mainly comprise liabilities/receivables relating to domestic and foreign income taxes. They include liabilities/receivables for the current period as well as for prior periods. The liabilities/receivables are measured based on the applicable tax law in the countries Deutsche Telekom operates in and include all facts the Company is aware of.

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated balance sheet and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit or loss (before income taxes) under IFRS nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the balance sheet date are used as the basis for measuring deferred taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Change in accounting policies.

As previously reported, the provisions of IFRIC 12 “Service Concessions Arrangements” are effective for annual periods beginning on or after January 1, 2008. Service concessions are arrangements whereby a government or other public sector entity as the grantor grants contracts for the supply of public services to private sector entities as operators. Depending on the consideration the operator receives from the grantor, the operator recognizes a financial asset or an intangible asset. A financial asset is recognized if the operator has an unconditional contractual right to receive cash or another financial asset from the grantor. If, however, the consideration the operator receives from the grantor is a right to impose charges upon users, which does not represent an absolute right to receive payments, an intangible asset is recognized. Depending on the contractual arrangements, recognition of both a financial asset and an intangible asset is also possible. For Deutsche Telekom's consolidated financial statements, this change in accounting policies is relevant to the operations of the Toll Collect group. Toll Collect is a joint venture accounted for using the equity method. This change in accounting policy from the application of IFRIC 12 has been accounted for retrospectively, and the comparative periods have been adjusted accordingly. The application of IFRIC 12 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In October 2008, the IASB amended IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures.” The European Union endorsed the amendments to "Reclassification of Financial Assets" in October 2008. The amendments to IAS 39 allow an entity to reclassify certain non-derivative financial instruments measured at fair value to another measurement category. The amended IFRS 7 requires additional disclosures for any financial asset reclassified. The amendments were effective retroactively from July 1, 2008. In the reporting period, Deutsche Telekom did not hold any financial assets eligible for reclassification under the amendment to IAS 39 in its portfolio. The application of the amended IAS 39 and IFRS 7 therefore has no effect on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

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

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the mobile communications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using the discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values of the mobile businesses considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write down these investments to their fair values, which could adversely affect future operating results.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the fair value less costs to sell include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. Key assumptions on which management has based its determination of fair value less costs to sell include revenue, customer acquisition and retention costs, churn rates, capital expenditure and market share. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any goodwill impairment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced in profit or loss or directly in equity, or the impaired deferred tax assets must be recognized in profit or loss or directly in equity, depending on how the deferred tax assets were originally recognized.

Pension obligations for benefits to non-civil servants are generally satisfied by defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuations, which rely on assumptions including discount rates, life expectancies and, if applicable, expected return on plan assets. Estimations of the expected return on plan assets have a limited impact on pension cost. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue recognition.

Customer activation fees.

The operating segments Mobile Communications Europe, Mobile Communications USA and Broadband/Fixed Network receive installation and activation fees from new customers. These fees (and related directly attributable external costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue for any period.

Service contracts.

The Business Customers operating segment conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized as performance progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements.

The framework of the Emerging Issues Task Force Issue No. 00-21 was adopted to account for multiple-element arrangements in accordance with IAS 8.12. EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual units of accounting, each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., a ratio of the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables is generated). The determination of fair values is complex, because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different accounting units, affecting future operating results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTES TO THE CONSOLIDATED INCOME STATEMENT.

1 Net revenue.

Net revenue breaks down into the following revenue categories:

	2008	2007	2006
	(millions of €)
Revenue from the rendering of services	58,449	59,125	57,730
Revenue from the sale of goods and merchandise	3,036	3,174	3,240
Revenue from the use of entity assets by others	181	217	377
	61,666	62,516	61,347

Net revenue decreased by EUR 0.9 billion to EUR 61.7 billion in the 2008 financial year. Revenue was positively impacted by changes in the composition of the Group and customer growth in the mobile communications business. These positive effects were offset by lower revenue in the Broadband/Fixed Network operating segment as well as by exchange rate effects that resulted primarily from the translation of U.S. dollars (USD).

2 Cost of sales.

Cost of sales decreased by EUR 0.7 billion in 2008 to EUR 34.6 billion (2007: EUR 35.3 billion; 2006: EUR 34.8 billion) as a result of cost cuts, exchange rate effects and changes in the composition of the Group. Cost of sales in the Mobile Communications USA operating segment, by contrast, increased due to customer additions and the acquisition of SunCom.

3 Selling expenses.

Selling expenses in the reporting year decreased by EUR 0.6 billion to EUR 16.0 billion (2007: EUR 16.6 billion; 2006: EUR 16.4 billion). This reduction was attributable in particular to cost cuts, lower marketing expenses and exchange rate effects.

4 General and administrative expenses.

The year-on-year reduction in general and administrative expenses by EUR 0.3 billion to EUR 4.8 billion in 2008 (2007: EUR 5.1 billion; 2006: EUR 5.3 billion) was primarily attributable to the year-on-year decrease in expenses in the Group Headquarters & Shared Services operating segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Other operating income.

	2008	2007	2006
	(millions of €)
Income from divestitures	505	388	21
Income from reimbursements	272	226	250
Income from disposal of non-current assets	100	300	227
Income from reversal of provisions	71	39	38
Miscellaneous other operating income	1,023	692	721
	1,971	1,645	1,257

Other operating income increased by EUR 0.3 billion to EUR 2.0 billion in the 2008 financial year, which is primarily attributable to the increase in miscellaneous other operating income and in income from divestitures.

The increase in miscellaneous other operating income is a result of income from the sale of an asset (EUR 0.1 billion) and from the reclassification of real estate from assets held for sale to non-current assets (EUR 0.1 billion).

The higher income from divestitures is essentially due to the gain on the disposal of Media & Broadcast. The gains recorded in the prior-year period from the disposals of T-Online France and T-Online Spain, by contrast, had been lower.

Furthermore, miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

6 Other operating expenses.

	2008	2007	2006
	(millions of €)
Goodwill impairment losses	289	327	10
Loss on disposal of non-current assets	170	257	155
Miscellaneous other operating expenses	773	1,177	723
	1,232	1,761	888

Other operating expenses decreased by EUR 0.5 billion to EUR 1.2 billion in the 2008 financial year, comprising goodwill from impairment losses of EUR 0.3 billion in the reporting year. For further details, please refer to Note 21 "Intangible assets." By comparison, impairment losses of EUR 0.3 billion were also recognized in the 2007 financial year and related to the reduction in the carrying amount of goodwill of T-Mobile Netherlands (formerly Ben Nederland). This, however, was not the result of an impairment test, but of the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Based on an assessment of all available evidence, Deutsche Telekom determined in 2007 that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term. As a result of these findings, it was required that deferred taxes be recognized, and according to IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) into account, that the carrying amount of goodwill be reduced accordingly.

Miscellaneous other operating expenses included expenses relating to the disposal of DeTe Immobilien in the reporting year, whereas in the prior year they related to the sale of call centers and the transfer of operations of Vivento Technical Services. Furthermore, miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7 Finance costs.

	2008	2007	2006
	(millions of €)
Interest income	408	261	297
Interest expense	(2,895)	(2,775)	(2,837)
	(2,487)	(2,514)	(2,540)

Of which: from financial instruments relating to categories in accordance with IAS 39:
Loans and receivables	162	152	202
Held-to-maturity investments	23	9	14
Available-for-sale financial assets	32	31	27
Financial liabilities measured at amortized cost[1]	(2,668)	(2,612)	(2,636)

¹
Interest expense calculated according to the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest-rate-based changes in the fair values of financial liabilities measured at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2008: interest income of EUR 68 million, interest expense of EUR 11 million; 2007: interest expense of EUR 42 million; 2006: interest income of EUR 29 million, interest expense of EUR 13 million).

Finance costs remained almost unchanged year-on-year, in particular with substantially lower U.S. dollar interbank rates having a positive effect. This had a positive impact on non-derivative instruments and on interest rate derivatives used as part of interest rate management, affecting both interest income and interest expense. This positive effect was partially offset by the downgrade of Deutsche Telekom's rating to BBB+/Baa1 in the second quarter of 2008 and the resulting adjustment to the carrying amounts for a number of bonds with rating-linked coupons. These adjustments increased interest expense.

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

8 Share of profit/loss of associates and joint ventures accounted for using the equity method.

	2008	2007a	2006a
	(millions of €)
Share of profit (loss) of joint ventures	31	25	(81)
Share of profit (loss) of associates	(419)	30	113
	(388)	55	32
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The downward trend of the share of profit/loss of associates and joint ventures accounted for using the equity method is primarily attributable to the share in OTE. In addition to the proportionate share of profit of EUR 0.1 billion, this item also included an impairment loss on the carrying amount of the OTE equity interest in the amount of EUR 0.5 billion recognized as of December 31, 2008. For further details, please refer to Note 23 "Investments accounted for using the equity method."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9 Other financial income/expense.

	2008	2007	2006
	(millions of €)
Income from investments	44	25	6
Gain (loss) from financial instruments	(254)	(3)	136
Interest component from measurement of provisions and liabilities	(503)	(396)	(309)
	(713)	(374)	(167)

All income components including interest income and expense from financial instruments classified as held for trading in accordance with IAS 39 are reported under other financial income/expense.

Other financial expense increased by EUR 0.3 billion in comparison with the previous year. This is primarily due to the higher loss from financial instruments. This increase in loss from financial instruments is mainly due to effects from cross-currency swaps used by Deutsche Telekom to convert financial liabilities into one of the Group's main currencies. Different trends in interest level and liquidity of the currencies involved in these swaps contributed to the increase in other financial expense.

10 Income taxes.

Income taxes in the consolidated income statement.

Income taxes are broken down into current taxes paid or payable in the individual countries and into deferred taxes.

The following table provides a breakdown of income taxes in Germany and internationally:

	2008	2007a	2006a
	(millions of €)
Current taxes	644	212	249
Germany	88	(259)	(54)
International	556	471	303

Deferred taxes	784	1,161	(1,219)
Germany	515	1,121	(666)
International	269	40	(553)
	1,428	1,373	(970)
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Deutsche Telekom’s combined income tax rate for 2008 amounted to 30.5 percent, comprising corporate income tax at a rate of 15 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at an average multiplier of 419 percent. The combined income tax rate for 2007 and 2006 amounted to 39 percent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of the effective tax rate:

Income taxes of EUR 1,428 million in the reporting year (2007: EUR 1,373 million; 2006: EUR (970) million) are derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

	2008	2007a	2006a
	(millions of €)
Profit before income taxes	3,452	2,453	2,612
Expected income tax expense (income tax rate applicable to Deutsche Telekom AG:
2008: 30.5%; 2007: 39%; 2006: 39%)	1,053	957	1,019

Adjustments to expected tax expense
Effect of changes in statutory tax rates	3	734	(8)
Tax effects from prior years	29	65	(517)
Tax effects from other income taxes	115	42	7
Non-taxable income	(86)	(217)	(151)
Tax effects from equity investments	124	(23)	(63)
Non-deductible expenses	110	63	78
Permanent differences	(47)	28	(270)
Impairment of goodwill or negative excess from capital consolidation	71	130	,4
Tax effects from loss carryforwards	(34)	(306)	(975)
Tax effects from additions to and reductions of local tax	86	92	109
Adjustment of taxes to different foreign tax rates	3	(182)	(190)
Other tax effects	1	(10)	(13)
Income tax expense (benefit) according to the consolidated income statement	1,428	1,373	(970)

Effective income tax rate (%)	41	56	(37)
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Current income taxes in the consolidated income statement.

The following table provides a breakdown of current income taxes:

	2008	2007	2006
	(millions of €)
Current income taxes	644	212	249
Of which:
Current tax expense	596	579	841
Prior-period tax expense (income)	48	(367)	(592)

Deferred taxes in the consolidated income statement.

The following table shows the development of deferred taxes:

	2008	2007a	2006a
	(millions of €)
Deferred tax expense (income)	784	1,161	(1,219)
Of which:
On temporary differences	409	324	89
On loss carryforwards	419	852	(1,275)
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Despite significantly higher profit before income taxes, income tax expense only increased to a minor extent, since deferred tax assets and liabilities had to be adjusted resulting in a negative effect on income in the previous year to reflect the tax rate reduction in connection with the 2008 corporate tax reform. This resulted in a one-time increase in income tax expense of EUR 0.7 billion in 2007.

Goodwill impairment losses and a negative at equity result in the reporting year, both not to be considered for tax purposes, resulted in a relatively high income tax expense when compared with the profit before income taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income taxes in the consolidated balance sheet.

Current income taxes in the consolidated balance sheet:

	December 31,
	2008	2007
	(millions of €)
Recoverable taxes	273	222
Tax liabilities	(585)	(437)

Deferred taxes in the consolidated balance sheet:

	December 31,
	2008	2007a
	(millions of €)
Deferred tax assets	6,234	6,610
Deferred tax liabilities	(7,108)	(6,675)
	(874)	(65)
Of which:
Recognized in equity	(300)	(246)
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Development of deferred taxes:

	December 31,
	2008	2007a
	(millions of €)
Deferred taxes recognized in balance sheet	(874)	(65)
Difference to prior year	(809)	(934)
Of which:
Recognized in income statement	(784)	(1,160)
Recognized in equity	(53)	(228)
Acquisitions/disposals	215	157
Currency translation adjustments	(187)	297
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred taxes relate to the following key balance sheet items, loss carryforwards, and tax credits:

	December 31, 2008		December 31, 2007[a]
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	(millions of €)
Current assets	661	(1,146)	622	(374)
Trade and other receivables	498	(133)	443	(81)
Other financial assets	42	(961)	30	(247)
Inventories	13	(5)	39	(5)
Other assets	108	(47)	110	(41)
Non-current assets	2,391	(9,748)	1,642	(8,145)
Intangible assets	888	(6,755)	757	(6,187)
Property, plant and equipment	507	(2,135)	487	(1,632)
Investments accounted for using the equity method	0	(3)	0	0
Other financial assets	651	(487)	258	(294)
Other assets	345	(368)	140	(32)
Current liabilities	1,713	(748)	1,090	(654)
Financial liabilities	117	(212)	71	(102)
Trade and other payables	1,175	(394)	591	(340)
Other provisions	305	(40)	306	(77)
Other liabilities	116	(102)	122	(135)
Non-current liabilities	2,572	(605)	2,598	(826)
Financial liabilities	864	(300)	848	(549)
Provisions for pensions and other employee benefits	393	(217)	417	(186)
Other provisions	664	(44)	798	(58)
Other liabilities	651	(44)	535	(33)
Tax credits	188	-	122	-
Loss carryforwards	5,062	-	5,143	-
Total	12,587	(12,247)	11,217	(9,999)
Of which: non-current	11,327	(9,982)	9,002	(8,972)

Netting	(5,139)	5,139	(3,324)	3,324
Allowance	(1,214)		(1,283)
Recognition	6,234	(7,108)	6,610	(6,675)
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The allowances relate primarily to loss carryforwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The loss carryforwards are shown in the following table:

	December 31,
	2008	2007
	(millions of €)
Loss carryforwards for corporate income tax purposes	15,293	15,581
Expiry within
1 year	4	50
2 years	2	24
3 years	1,390	8
4 years	87	2,207
5 years	28	178
After 5 years	6,291	5,785
Unlimited carryforward period	7,491	7,329

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

	December 31,
	2008	2007
	(millions of €)

Loss carryforwards for corporate income tax purposes	3,952	4,230
Expiry within
1 year	4	50
2 years	2	20
3 years	1,146	8
4 years	34	1,091
5 years	22	2
After 5 years	117	6
Unlimited carryforward period	2,627	3,053
Temporary differences in corporate income tax	289	332

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 220 million (December 31, 2007: EUR 183 million) and on temporary differences for trade tax purposes in the amount of EUR 75 million (December 31, 2007: EUR 5 million). Apart from corporate income tax loss carryforwards, no deferred taxes amounting to EUR 106 million (December 31, 2007: EUR 86 million) were recognized for other foreign income tax loss carryforwards.

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the near future against which these tax loss carryforwards can be utilized.

A positive tax effect in the amount of EUR 12 million (2007: EUR 14 million; 2006: EUR 8 million) was recorded, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized.

Despite losses in the current and the prior year, deferred tax assets in the amount of EUR 2,878 million were recognized on loss carryforwards and temporary differences for 2008 (December 31, 2007: EUR 3,002 million; December 31, 2006: EUR 4,684 million), as the Company expects to generate future taxable profits. Furthermore, the impairment test of deferred tax assets also takes potential structural improvements into consideration.

Having streamlined T-Mobile UK’s corporate structure in 2006, Deutsche Telekom believes that a capital loss has become available for tax purposes. However, as it is unlikely that the resulting loss carryforward of EUR 7,558 million, which can only be offset against certain types of profit, can be utilized, it is not included in the loss carryforwards above.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 1,485 million (December 31, 2007: EUR 627 million) as it is unlikely that these differences will be reversed in the near future.

11 Profit/loss attributable to minority interests.

Profit attributable to minority interests of EUR 541 million (2007: EUR 509 million; 2006: EUR 409 million) comprises gains of EUR 859 million (2007: EUR 549 million; 2006: EUR 430 million) and losses of EUR 318 million (2007: EUR 40 million; 2006: EUR 21 million).

These amounts are mainly attributable to Magyar Telekom, T-Mobile Czech Republic a.s., T-Mobile Hrvatska d.o.o. and HT-Hrvatske telekomunikacije d.d.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Earnings per share.

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

Basic earnings per share
	2008	2007a	2006a
Net profit (millions of €)	1,483	571	3,173
Adjustment for the financing costs of the mandatory convertible bond (after taxes) (millions of €)	-	-	38
Adjusted net profit (basic) (millions of €)	1,483	571	3,211

Number of ordinary shares issued (millions)	4,361	4,361	4,309
Treasury shares (millions)	(2)	(2)	(2)
Shares reserved for outstanding options (T-Mobile USA/Powertel) (millions)	(19)	(20)	(22)
Effect from the potential conversion of the mandatory convertible bond (millions)	-	-	68
Adjusted weighted average number of ordinary shares outstanding
(basic) (millions)	4,340	4,339	4,353
Basic earnings per share / ADS (€)	0.34	0.13	0.74
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

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

In addition, for the purpose of calculating basic earnings per share, the number of ordinary shares outstanding was increased in 2006 by the total number of shares that would potentially be issued upon conversion of the mandatory convertible bond issued in February 2003. Likewise, net profit was adjusted for all costs (after taxes) – costs for financing the mandatory convertible bond, interest expense and bank fees – as these cease to apply when the bond is converted, and therefore no longer have an effect on net profit. The mandatory convertible bond was converted into 163 million shares of Deutsche Telekom AG on June 1, 2006. The conversion was taken into account for the 2006 financial year in line with its time weighting.

Diluted earnings per share
	2008	2007a	2006a
Adjusted net profit (basic) (millions of €)	1,483	571	3,211
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0	0
Net profit (diluted) (millions of €)	1,483	571	3,211

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,339	4,353
Dilutive potential ordinary shares from stock options and warrants (millions)	0	1	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,340	4,340	4,354
Diluted earnings per share/ADS (€)	0.34	0.13	0.74
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. The equity instruments may dilute basic earnings per share in the future and – to the extent that a potential dilution already occurred in the respective reporting period – have been included in the calculation of diluted earnings per share. For further details on the equity instruments currently applicable, please refer to Notes 32 "Issued capital" and 42 "Stock-based compensation plans."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Dividend per share.

For the 2008 financial year, the Board of Management proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,386 million (2007: EUR 3,386 million) will be appropriated to the no par value shares carrying dividend rights at February 9, 2009.

The final amount of the total dividend payment depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders’ meeting.

14 Goods and services purchased.

The following table provides a breakdown of the costs for goods and services purchased included in the functional costs:

	2008	2007	2006
	(millions of €)
Goods purchased	7,080	6,897	7,017
Services purchased	12,342	12,418	11,207
	19,422	19,315	18,224

15 Personnel costs.

The following table provides a breakdown of the personnel costs included in the functional costs:

	2008	2007	2006
	(millions of €)
Wages and salaries	11,383	12,609	13,436
Social security contributions and expenses for pension plans and benefits:
Social security costs	1,503	1,588	1,598
Expenses for pension plans	1,056	1,056	1,351
Expenses for benefits	136	134	157
	14,078	15,387	16,542

The year-on-year decrease of EUR 1.3 billion in personnel costs to EUR 14.1 billion is due to lower expenses for staff-related measures (early retirement arrangements, voluntary redundancy and severance payments as well as compensation payments) and lower headcounts as a result of the restructuring program in Germany, in particular. This decrease was partially offset by the effect of changes in the composition of the Group and a staff increase at T-Mobile USA.

Average number of employees
	2008	2007	2006
Deutsche Telekom Group	234,887	243,736	248,480
Germany	141,123	154,101	166,563
International	93,764	89,635	81,917

Non-civil servants	201,036	205,471	205,511
Civil servants	33,851	38,265	42,969

Trainees and student interns	10,424	10,708	10,346

Number of employees at balance sheet date
	December 31,
	2008	2007	2006
Deutsche Telekom Group	227,747	241,426	248,800
Germany	131,713	148,938	159,992
International	96,034	92,488	88,808

Non-civil servants	195,634	205,867	208,420
Civil servants	32,113	35,559	40,380

Trainees and student interns	11,668	11,932	11,840

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The decrease in the average number of employees is mainly attributable to staff reductions in Germany and Eastern Europe as well as the sale of the business operations of Vivento Technical Services and the sale of call center sites. This trend was partially offset by an increase in headcount at T-Mobile USA as well as effects of changes in the composition of the Group. Furthermore, the sale of DeTe Immobilien in particular impacted headcount figures as of the balance sheet date.

16 Depreciation, amortization and impairment losses.

The following table provides a breakdown of depreciation, amortization and impairment losses included in the functional costs:

	2008	2007	2006
	(millions of €)
Amortization and impairment of intangible assets	3,397	3,490	2,840
Of which: goodwill impairment losses	289	327	10
Of which: amortization of mobile communications licenses	1,013	1,017	994
Depreciation and impairment of property, plant and equipment	7,578	8,121	8,194
	10,975	11,611	11,034

Amortization and impairment of intangible assets mainly relate to mobile communications licenses, software, customer bases and brand names as well as goodwill. The decline in the 2008 financial year is due in particular to lower amortization of acquired intangible assets as well as reduced goodwill impairment losses.

Goodwill impairment losses account for EUR 0.3 billion. For further details, please refer to Note 21 "Intangible assets." In the 2007 financial year, the carrying amount of the goodwill of T-Mobile Netherlands (formerly Ben Nederland) was reduced by EUR 0.3 billion. This reduction of the carrying amount of goodwill was not related to the result of an impairment test, but to the recognition of deferred tax assets for tax loss carryforwards that were acquired by the Group in connection with the acquisition of Ben Nederland but were not considered to meet the criteria for recognition at the time. Since, based on an assessment of all available evidence, Deutsche Telekom determined in 2007 that it had become probable that these previously unrecognized loss carryforwards would be realizable in the near term and deferred taxes would have to be recognized correspondingly, it was required by IFRS 3.65 in conjunction with IAS 12.68, also taking the accounting interpretation IDW RS HFA 19 of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer – IDW) into account, that the carrying amount of goodwill had to be reduced accordingly.

Depreciation of property, plant and equipment decreased by EUR 0.5 billion in the reporting year, mainly as a result of lower depreciation of technical equipment and machinery as well as of lower impairment of land and buildings.

The following table provides a breakdown of impairment losses:

	2008	2007	2006
	(millions of €)
Intangible assets	340	378	123
Of which: goodwill	289	327	10
Of which: U.S. mobile communications licenses	21	9	33

Property, plant and equipment	140	300	287
Land and buildings	123	238	228
Technical equipment and machinery	5	54	13
Other equipment, operating and office equipment	8	4	26
Advance payments and construction in progress	4	4	20
	480	678	410

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings intended for sale less costs to sell. The amounts are reported in other operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTES TO THE CONSOLIDATED BALANCE SHEET.

17 Cash and cash equivalents.

The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks. Deutsche Telekom obtained cash collateral of EUR 515 million on the basis of collateral contracts as surety for potential credit risks arising from derivative transactions.

In the reporting period, cash and cash equivalents increased by EUR 0.8 billion to EUR 3.0 billion. This was attributable to an increase in proceeds from the issue of financial liabilities, to free cash flow and to proceeds from the sale of Media&Broadcast. The payment of dividends, the acquisition of shares in OTE and the acquisition of SunCom had an offsetting effect.

For further details, please refer to the consolidated cash flow statement.

As of December 31, 2008, the Group reported cash and cash equivalents of EUR 0.8 billion held by subsidiaries in Croatia, Macedonia and Montenegro. These countries are subject to foreign exchange controls or other legal restrictions. As a result, the cash balances are not fully available for use by the parent or other Group companies.

18 Trade and other receivables.

	December 31,
	2008	2007
	(millions of €)
Trade receivables	7,224	7,530
Receivables from construction contracts	169	166
	7,393	7,696

Of the total amount of trade receivables and receivables from construction contracts, EUR 7,391 million (December 31, 2007: EUR 7,693 million) is due within one year.

			Of which: not impaired on the reporting date and past due in the following periods
Trade receivables	Carrying amount	Of which: neither impaired nor past due on the reporting date	Less than 30 days	Between 30 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	More than 360 days
	(millions of €)
as of December 31, 2008	7,224	4,029	730	135	40	73	37	117

as of December 31, 2007	7,530	4,039	1,048	162	78	165	39	31

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the development of allowances on trade receivables:

	2008	2007
	(millions of €)
Allowances as of January 1	1,071	1,148
Currency translation adjustments	(7)	(8)
Additions (allowances recognized as expense)	547	662
Use	(437)	(510)
Reversal	(151)	(221)
Allowances as of December 31	1,023	1,071

The total additions of EUR 547 million (2007: EUR 662 million) relate to allowances for individual impairments of EUR 87 million (2007: EUR 144 million) and allowances for collective impairments of EUR 460 million (2007: EUR 518 million). Reversals were made of allowances for individual impairments of EUR 58 million (2007: EUR 85 million) and of allowances for collective impairments of EUR 84 million (2007: EUR 106 million).

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

	2008	2007
	(millions of €)
Expenses for full write-off of receivables	424	378
Income from recoveries on receivables written off	55	52

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

19 Inventories.

	December 31,
	2008	2007
	(millions of €)
Raw materials and supplies	118	138
Work in process	27	66
Finished goods and merchandise	1,147	1,255
Advance payments	2	4
	1,294	1,463

Of the inventories reported as of December 31, 2008, write-downs of EUR 53 million (2007: EUR 55 million; 2006: EUR 93 million) on the net realizable value were recognized in profit or loss.

The carrying amount of inventories recognized as expense amounted to EUR 6,188 million (2007: EUR 5,713 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Non-current assets and disposal groups held for sale.

As of December 31, 2008, current assets and current liabilities included EUR 339 million in non-current assets and disposal groups held for sale, EUR 434 million of which are presented as current assets and EUR 95 million as current liabilities in the consolidated balance sheet. They mainly relate to land and buildings intended for sale by Deutsche Telekom and not required for operations within the Group Headquarters & Shared Services operating segment.

The assets and liabilities shown here that are classified as held for sale, and the assets and liabilities associated with disposal groups, are not included in the explanations on other balance sheet items.

The non-current assets and disposal groups held for sale in the amount of EUR 921 million (assets: EUR 1,103 million; liabilities: EUR 182 million) were shown as current assets in the prior year. These primarily related to assets in connection with real estate of Deutsche Telekom (EUR 462 million), T-Systems Media & Broadcast (EUR 247 million) and Online (formerly Orange Breedband) (EUR 133 million).

The main changes since December 31, 2007 are described below:

Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate in the operating segment Group Headquarters & Shared Services was no longer permitted to be recognized on the consolidated balance sheet as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion were recognized in the income statement under other operating income.

Deutsche Telekom AG sold the subsidiary T-Systems Media & Broadcast to the French TDF (Télédiffusion de France) group effective January 1, 2008. The net proceeds of the disposal amounted to EUR 0.7 billion. The TDF group acquired all shares in the subsidiary, which installs and operates multimedia TV and radio broadcasting platforms and was previously assigned to the Business Customers operating segment. The gain resulting from the entity's sale and deconsolidation in the amount of EUR 0.5 billion is included in other operating income.

In the second quarter of 2008, Deutsche Telekom decided not to sell the acquired shares in Online (formerly Orange Breedband). Accordingly, the acquired assets and liabilities were no longer reported in the consolidated balance sheet as being held for sale. The differences resulting from the remeasurement of the assets and liabilities following this reclassification, as well as all other effects on profit and loss to be applied retroactively until the date of reclassification, were recorded under other operating expenses totaling EUR 6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Intangible assets.

		Acquired intangible assets
	Internally generated intangible assets	Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets	Goodwill	Advance payments	Total
	(millions of €)
Cost
At December 31, 2006	1,745	44,080	1,012	15,593	1,146	18,176	8,153	31,151	125	77,101
Currency translation	(60)	(2,507)	23	(491)	19	(1,910)	(148)	(1,402)	3	(3,966)
Changes in the composition of the Group	(12)	441	141	56	106	0	138	(224)	(7)	198
Additions	348	764	5	3	16	116	624	733	343	2,188
Disposals	273	593	16	0	0	25	552	6	8	880
Reclassifications	335	194	(123)	0	0	0	317	22	(187)	364
At December 31, 2007	2,083	42,379	1,042	15,161	1,287	16,357	8,532	30,274	269	75,005
Currency translation	(23)	(736)	18	(1,301)	(28)	907	(332)	(1,421)	(8)	(2,188)
Changes in the composition of the Group	0	436	2	0	0	276	158	(1)	0	435
Additions	414	692	15	10	0	159	508	884	750	2,740
Disposals	361	538	(12)	0	18	0	532	2	(2)	899
Held-for-sale changes	2	44	0	0	0	(33)	77	54	0	100
Reclassifications	105	663	91	0	39	0	533	0	(141)	627
At December 31, 2008	2,220	42,940	1,180	13,870	1,280	17,666	8,944	29,788	872	75,820

		Acquired intangible assets
	Internally generated intangible assets	Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets	Goodwill	Advance payments	Total
		(millions of €)
Accumulated amortization
At December 31, 2006	1,009	7,882	338	2,492	468	0	4,584	10,196	0	19,087
Currency translation	(31)	(254)	9	(95)	5	0	(173)	(892)	0	(1,177)
Changes in the composition of the Group	(3)	(54)	(8)	0	0	0	(46)	0	0	(57)
Additions (amortization)	486	2,626	163	908	100	0	1,455	0	0	3,112
Additions (impairment)	0	51	6	0	0	9	36	327	0	378
Disposals	270	547	12	0	0	9	526	0	0	817
Reclassifications	32	40	(59)	0	0	0	99	3	0	75
At December 31, 2007	1,223	9,744	437	3,305	573	0	5,429	9,634	0	20,601
Currency translation	(6)	(548)	(11)	(308)	(11)	0	(218)	(761)	0	(1,315)
Changes in the composition of the Group	0	(18)	0	0	0	0	(18)	0	0	(18)
Additions (amortization)	459	2,598	134	868	124	0	1,472	0	0	3,057
Additions (impairment)	14	37	0	0	0	21	16	289	0	340
Disposals	370	508	(19)	0	18	0	509	0	0	878
Held-for-sale changes	0	(21)	0	0	0	(21)	0	0	0	(21)
Reclassifications	(10)	137	67	0	1	0	69	0	0	127
At December 31, 2008	1,310	11,421	646	3,865	669	0	6,241	9,162	0	21,893
Net carrying amount
At December 31, 2007	860	32,635	605	11,856	714	16,357	3,103	20,640	269	54,404
At December 31, 2008	910	31,519	534	10,005	611	17,666	2,703	20,626	872	53,927

The net carrying amount of the UMTS licenses of EUR 10,005 million mainly comprises EUR 6,150 million for the license of T-Mobile Deutschland (December 31, 2007: EUR 6,662 million) and EUR 3,110 million for the license of T-Mobile UK (December 31, 2007: EUR 4,360 million).

Deutsche Telekom had commitments for the acquisition of intangible assets in the amount of EUR 0.3 billion as of the reporting date. These are largely related to network expansion at T-Mobile USA and T-Mobile Deutschland.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying amounts of the goodwill assets are mainly allocated to the following cash-generating units:

	December 31,
	2008	2007
	(millions of €)
T-Mobile USA	4,604	3,476
Business Customers[a]	3,720	4,542
T-Home Germany	2,889	2,070
T-Mobile UK	2,073	2,700
PTC	1,580	1,840
T-Mobile Netherlands	1,317	1,263
T-Mobile Austria	1,249	1,377
Other	3,194	3,372
Total	20,626	20,640
a Business Customers – Enterprise Services in the prior year.

The goodwill of the cash-generating unit T-Mobile USA increased, primarily due to the acquisition of SunCom and exchange rate effects from the translation of U.S. dollars. The goodwill of the Business Customers cash-generating unit declined as a result of the transfer of Active Billing from the Business Customers operating segment to the Broadband/Fixed Network operating segment. The goodwill allocable to Active Billing has now been assigned to the cash-generating unit T-Home Germany. The goodwill of the T-Mobile Netherlands cash-generating unit increased as a result of the reclassification of Online (formerly Orange Breedband) in the second quarter of 2008.

Apart from the impairment losses described below, the remaining changes in goodwill are primarily attributable to exchange rate effects.

Deutsche Telekom performed its annual goodwill impairment tests at September 30, 2008. These tests did not result in the recognition of impairment losses. Macroeconomic assumptions, such as discount rates, were rather volatile in 2008. Against the background of issues that emerged in the fourth quarter of 2008, Deutsche Telekom again carried out all impairment tests at the end of the year which resulted in the recognition of goodwill impairment losses at some cash-generating units.

The impairments resulting from the impairment tests as of December 31, 2008 are attributable to the following cash-generating units:

	December 31, 2008	Assigned to segment
	(millions of €)
T-Mobile Austria	128	Mobile Communications Europe
T-Mobile Macedonia	97	Mobile Communications Europe
MT fixed-line Hungary	40	Broadband/Fixed Network
T-Mobile Hungary	24	Mobile Communications Europe
Total	289

Events or circumstances which resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile Austria, primarily include unfavorable regulatory decisions regarding future income from roaming charges in Austria.

Events or circumstances which resulted in an impairment loss to be recognized at the cash-generating unit T-Mobile Macedonia, primarily include higher discount rates in Macedonia.

Events or circumstances which resulted in an impairment loss to be recognized at the cash-generating units MT fixed-line und T-Mobile Hungary, primarily include the granting of two new mobile communication licenses. In the case of one of these licenses, however, providers already operating in the market were excluded from the award process, and this is expected to lead to an overall intensification of competition in Hungary.

The measurements of the cash-generating units are founded on projections that are based on ten-year financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Any significant future changes in these assumptions could have an adverse effect on the value of the cash-generating units.

On the basis of information available at the balance sheet date and expectations with respect to the market and competitive environment, the figures for all but the aforementioned cash-generating units fall within the general range of acceptable values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Property, plant and equipment.

	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
	(millions of €)
Cost

At December 31, 2006	16,453	91,774	7,141	2,813	118,181
Currency translation	(79)	(1,324)	(141)	(126)	(1,670)
Changes in the composition of the Group	19	(47)	(71)	16	(83)
Additions	114	2,486	544	3,745	6,889
Disposals	967	3,935	703	194	5,799
Reclassifications	291	2,727	24	(3,387)	(345)
At December 31, 2007	15,831	91,681	6,794	2,867	117,173
Currency translation	15	(533)	(65)	(24)	(607)
Changes in the composition of the Group	12	122	(51)	18	101
Additions	112	2,171	566	4,528	7,377
Disposals	88	2,052	876	63	3,079
Held-for-sale changes	62	16	0	(1)	77
Reclassifications	234	2,939	333	(4,133)	(627)
At December 31, 2008	16,178	94,344	6,701	3,192	120,415

Accumulated depreciation

At December 31, 2006	6,245	61,295	4,723	49	72,312
Currency translation	(36)	(628)	(95)	(1)	(760)
Changes in the composition of the Group	0	(124)	(28)	(2)	(154)
Additions (depreciation)	675	6,400	735	11	7,821
Additions (impairment)	221	54	4	4	283
Disposals	598	3,563	545	52	4,758
Reclassifications	22	127	(220)	(1)	(72)
Reversal of impairment losses	(27)	0	(3)	0	(30)
At December 31, 2007	6,502	63,561	4,571	8	74,642
Currency translation	17	(424)	(30)	0	(437)
Changes in the composition of the Group	23	(5)	(54)	0	(36)
Additions (depreciation)	678	6,031	729	0	7,438
Additions (impairment)	110	5	8	4	127
Disposals	51	1,888	737	3	2,679
Held-for-sale changes	64	(1)	0	(2)	61
Reclassifications	(16)	(118)	10	(2)	(126)
Reversal of impairment losses	(134)	0	0	0	(134)
At December 31, 2008	7,193	67,161	4,497	5	78,856

Net carrying amount
At December 31, 2007	9,329	28,120	2,223	2,859	42,531
At December 31, 2008	8,985	27,183	2,204	3,187	41,559

Restoration obligations of EUR 168 million were recognized as of December 31, 2008 (December 31, 2007: EUR 168 million).

Deutsche Telekom had commitments for the acquisition of property, plant and equipment in the amount of EUR 1.2 billion as of the reporting date. These are largely related to network expansion at T-Mobile UK and T-Mobile USA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23 Investments accounted for using the equity method.

Significant investments in entities accounted for using the equity method are as follows:

	December 31,
	2008		2007a
	Deutsche Telekom share	Net carrying amount	Deutsche Telekom share	Net carrying amount
Name	(%)	(millions of €)	(%)	(millions of €)

Hellenic Telecommunications Organization S.A. (OTE)[1]	30.00[4]	3,407	n.a.	-
HT Mostar[2,3]	39.10	49	39.10	47
Toll Collect[2]	45.00	39	45.00	9
Iowa Wireless Services LCC	39.74	14	39.74	10
CTDI Nethouse Services GmbH	49.00	12	49.00	9
DETECON AL SAUDIA CO. Ltd.	46.50	7	46.50	9
SEARCHTEQ GmbH (formerly t-info)	25.10	-	25.10	2
Other		29		32
		3,557		118

a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

1 Fair value (share value): EUR 1,750 million
2 Joint venture
3 Indirect shareholding via HT-Hrvatske telekomunikacije d.d., Croatia (Deutsche Telekom AG’s share: 51.00%)
4 Including the shares of the first put option.

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders' agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies (as defined by IAS 27) following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (first put option) and 10 percent (second put option) of the shares. The first put option can be exercised by the Hellenic Republic at a total price of EUR 0.7 billion for a period of twelve months beginning in October 2008 at the earliest or upon execution of the share purchase agreement. Subsequently, the second put option can be exercised at market price plus a premium initially of 20 percent for a period of twelve months, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The second put option also includes shares which were not sold to Deutsche Telekom during the term of the first option. The consummation of the shareholders' agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE's shares from the Hellenic Republic on November 5, 2008, thus effecting the legal validity of the shareholders' agreement. Deutsche Telekom holds a stake in OTE of 25 percent plus one vote as a result of the aforementioned transactions.

Furthermore, Deutsche Telekom has assumed present ownership of the shares of the first put option after the share purchase agreement became effective, i.e., it recognized the agreed purchase price of EUR 0.7 billion as costs for the acquisition of an additional 5-percent share. The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. It cannot be ruled out that this resolution by the shareholders may be declared invalid by a court, in the event that other shareholders successfully file rescission suit against this resolution.

Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of the year. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment of the investment is attributable to an increase in discount rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis. This table does not include figures for OTE, since OTE as a listed company had not yet published its financial statements as of December 31, 2008 when Deutsche Telekom's consolidated financial statements were prepared.

Aggregated key financial figures for the associates accounted for using the equity method
	December 31,
	2008	2007
	(billions of €)
Total assets	0.3	0.5
Total liabilities	0.2	0.2

	2008	2007

Net revenue	0.4	0.4
Profit/loss	0.0	0.0

The figures for the OTE group are based on the most recent interim financial statements as of September 30, 2008 and the most recent consolidated financial statements as of December 31, 2007. Net revenue and profit/loss relate to the 12-month period prior to the interim financial statements and the 2007 financial year.

	September 30, 2008	December 31, 2007
	(billions of €)
Total assets	11.2	11.5
Total liabilities	9.0	8.5

	10/2007 – 9/2008	2007

Net revenue	6.4	6.3
Profit/loss	0.7	0.8

The following table is a summary presentation of aggregated key financial figures – pro-rated according to the relevant percentage of shares held – for the joint ventures of Deutsche Telekom accounted for using the equity method:

Aggregated key financial figures for the joint ventures accounted for using the equity method
	December 31,
	2008	2007a
	(billions of €)
Total assets	0.5	0.5
Current	0.3	0.3
Non-current	0.2	0.2

Total liabilities	0.4	0.4
Current	0.4	0.2
Non-current	0.0	0.2

	2008	2007a

Net revenue	0.2	0.2
Profit/loss	0.0	0.0
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Other financial assets.

	December 31,
	2008		2007
	Total	Of which:	Total	Of which:
		current		current
	(millions of €)
Originated loans and receivables	1,267	1,034	1,588	1,348
Available-for-sale financial assets	406	17	276	79
Derivative financial assets	1,601	851	457	305
Miscellaneous assets	281	267	297	287
	3,555	2,169	2,618	2,019

Carrying amount	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods
as of December 31, 2008	Less than 30 days	Between 30 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	More than 360 days
(millions of €)
Originated loans and receivables

Due within one year	1,034	1,007	13	3	1
Due after more than one year	233	232	1

as of December 31, 2007
Due within one year	1,348	1,330	7	1	1
Due after more than one year	240	240

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables of EUR 28 million (December 31, 2007: EUR 54 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions.

The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 288 million as of December 31, 2008 (December 31, 2007: EUR 182 million).

In the 2008 financial year, EUR 12 million (2007: EUR 19 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or significant.

At the balance sheet date, T-Mobile Venture Fund GmbH & Co. KG and Deutsche Telekom Asia Pte Ltd were recognized at cost. No market prices were available for the investments. Neither was it possible to derive the respective fair value in the period in question using comparable transactions. The Company did not measure the investments by discounting the expected cash flows because the cash flows could not be reliably determined. At December 31, 2008, the carrying amount of T-Mobile Venture Fund GmbH & Co. KG was EUR 83 million and that of Deutsche Telekom Asia Pte Ltd was EUR 51 million (December 31, 2007: EUR 83 million and EUR 1 million, respectively). At the preparation date of the financial statements, there was no intention to sell the investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Financial liabilities.

	December 31, 2008
	Total	Due within 1 year	Due > 1 year ≤ 5 years	Due > 5 years
	(millions of €)
Bonds and other securitized liabilities
– Non-convertible bonds	23,272	717	13,452	9,103
– Commercial papers, medium-term notes, and similar liabilities	11,030	4,375	2,893	3,762
Liabilities to banks	4,222	319	1,752	2,151
	38,524	5,411	18,097	15,016

Lease liabilities	2,009	129	436	1,444
Liabilities to non-banks from promissory notes	887	-	50	837
Other interest-bearing liabilities	541	196	211	134
Other non-interest-bearing liabilities	3,545	3,450	94	1
Derivative financial liabilities	1,088	1,022	50	16
	8,070	4,797	841	2,432
Financial liabilities	46,594	10,208	18,938	17,448

	December 31, 2007
	Total	Due within 1 year	Due > 1 year ≤ 5 years	Due > 5 years
	(millions of €)
Bonds and other securitized liabilities
– Non-convertible bonds	21,786	2,564	10,571	8,651
– Commercial papers, medium-term notes, and similar liabilities	10,508	1,518	6,509	2,481
Liabilities to banks	4,260	1,848	1,522	890
	36,554	5,930	18,602	12,022

Lease liabilities	2,139	162	422	1,555
Liabilities to non-banks from promissory notes	690	-	10	680
Other interest-bearing liabilities	527	135	244	148
Other non-interest-bearing liabilities	1,994	1,897	91	6
Derivative financial liabilities	1,002	951	16	35
	6,352	3,145	783	2,424
Financial liabilities	42,906	9,075	19,385	14,446

Bonds and other securitized liabilities are mainly issued by Deutsche Telekom International Finance B.V., a wholly-owned subsidiary of Deutsche Telekom AG. Deutsche Telekom AG provides a full and irrevocable guarantee for all liabilities issued by Deutsche Telekom International Finance B.V.

To guarantee the solvency and financial flexibility of Deutsche Telekom at all times, a liquidity reserve in the form of credit lines and, where necessary, cash is maintained. For this purpose, the Company entered into standardized bilateral credit agreements with 28 banks amounting to a total of EUR 16.8 billion. The Company paid an average commitment fee of 0.092 percent in 2008 (2007: 0.075 percent) for credit lines not drawn and the average Euribor + 0.19 percent (2007: + 0.15 percent) for credit lines drawn. The terms and conditions depend on Deutsche Telekom’s credit rating. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. The financial market crisis is impacting on the extension of bilateral lines. Especially institutions that are being split up, taken over by other banks or do not have sufficient equity are not likely to extend their lines. As a result, the number of facilities available to Deutsche Telekom will decrease over time. Nevertheless, each of these lines will continue to be available to Deutsche Telekom for another two years, from the time they are not extended any further. Of the original 29 bilateral lines only the line provided by the now insolvent Lehman Brothers Commercial Paper Inc. no longer exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows Deutsche Telekom’s contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:
		Cash flows 2009			Cash flows 2010
	Carrying amount December 31, 2008	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
	(millions of €)
Non-derivative financial liabilities:
Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities	(39,411)	(1,860)	(262)	(5,744)	(1,781)	(177)	(5,138)
Finance lease liabilities	(1,514)	(119)		(131)	(113)		(91)
Other interest-bearing liabilities	(1,036)	(35)		(270)	(36)		(98)
Other non-interest-bearing liabilities	(3,545)			(3,523)			(12)
Derivative financial liabilities and assets:
Derivative financial liabilities:
– Currency derivatives without a hedging relationship	(277)			(271)
– Currency derivatives in connection with cash flow hedges	(47)			(42)			(2)
– Interest rate derivatives without a hedging relationship	(662)	(17)	(78)	(36)	(30)	(53)	(128)
– Interest rate derivatives in connection with cash flow hedges	(67)	(86)	77		(46)	55
Derivative financial assets:
– Currency derivatives without a hedging relationship	261			262			1
– Currency derivatives in connection with cash flow hedges	34			31
– Interest rate derivatives without a hedging relationship	553	75	(27)	58	91	(9)	3
– Interest rate derivatives in connection with fair value hedges	660	346	(256)		318	(244)
– Interest rate derivatives in connection with cash flow hedges	90	(26)			18		94

	Cash flows 2011-2013			Cash flows 2014-2018			Cash flows 2019 and thereafter
	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities:
Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities	(3,786)	(360)	(12,852)	(3,072)	(31)	(9,728)	(4,263)	-	(6,603)
Finance lease liabilities	(267)		(281)	(314)		(516)	(266)		(496)
Other interest-bearing liabilities	(109)		(98)	(190)		(526)	(86)		(44)
Other non-interest-bearing liabilities			(9)			(1)			(1)
Derivative financial liabilities and assets:
Derivative financial liabilities:
– Currency derivatives without a hedging relationship			(2)
– Currency derivatives in connection with cash flow hedges
– Interest rate derivatives without a hedging relationship	15	(176)	(276)	43	(162)	(39)	121	(366)	(46)
– Interest rate derivatives in connection with cash flow hedges	(170)	118		(24)	5
Derivative financial assets:
– Currency derivatives without a hedging relationship
– Interest rate derivatives without a hedging relationship	(16)	80	184		26	242
– Interest rate derivatives in connection with fair value hedges	775	(632)		459	(334)		473	(289)
– Interest rate derivatives in connection with cash flow hedges
All instruments held at December 31, 2008 and for which payments were already contractually agreed are included. Planning data for future, new liabilities is not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2008. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. In accordance with § 2 (4) of the German Act on the Transformation of the Deutsche Bundespost Enterprises into the Legal Structure of Stock Corporation (Stock Corporation Transformation Act - Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG’s liabilities which were outstanding at January 1, 1995. At December 31, 2008, this figure was a nominal EUR 2.1 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Trade and other payables.

	December 31,
	2008	2007
	(millions of €)
Trade payables	7,055	6,811
Liabilities from construction contracts	18	12
	7,073	6,823

Of the total of trade and other payables, EUR 7,064 million (December 31, 2007: EUR 6,810 million) is due within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Additional disclosures on financial instruments.

Carrying amounts, amounts recognized, and fair values by measurement category.

			Amounts recognized in balance sheet according to IAS 39
	Category in accordance with IAS 39	Carrying amount December 31, 2008	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss	Amounts recognized in balance sheet according to IAS 17	Fair value December 31, 2008
	(millions of €)
Assets
Cash and cash equivalents	LaR	3,026	3,026					3,026
Trade receivables	LaR	7,224	7,224					7,224
Other receivables	LaR/n.a.	1,267	984				283	1,267
Other non-derivative financial assets
– Held-to-maturity investments	HtM	281	281					281
– Available-for-sale financial assets	AfS	406		288	118			118[1]
Derivative financial assets
– Derivatives without a hedging relationship	FAHfT	814				814		814
– Derivatives with a hedging relationship	n.a.	787			127	660		787

Liabilities
Trade payables	FLAC	7,055	7,055					7,055
Bonds and other securitized liabilities	FLAC	34,302	34,302					35,657
Liabilities to banks	FLAC	4,222	4,222					4,155
Liabilities to non-banks from promissory notes	FLAC	887	887					919
Other interest-bearing liabilities	FLAC	1,036	1,036					1,042
Other non-interest-bearing liabilities	FLAC	3,545	3,545					3,545
Finance lease liabilities	n.a.	1,514					1,514	1,616
Derivative financial liabilities
– Derivatives without a hedging relationship (held for trading)	FLHfT	974				974		974
– Derivatives with a hedging relationship (hedge accounting)	n.a.	114			114			114

Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)		11,234	11,234					11,234
Held-to-maturity investments (HtM)		281	281					281
Available-for-sale financial assets (AfS)		406		288	118			118¹
Financial assets held for trading (FAHfT)		814				814		814
Financial liabilities measured at amortized cost (FLAC)		51,047	51,047					52,372
Financial liabilities held for trading (FLHfT)		974				974		974
1 For details, please refer to Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Amounts recognized in balance sheet according to IAS 39
	Category in accordance with IAS 39	Carrying amount December 31, 2007	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss	Amounts recognized in balance sheet according to IAS 17	Fair value December 31, 2007
	(millions of €)
Assets
Cash and cash equivalents	LaR	2,200	2,200					2,200
Trade receivables	LaR	7,530	7,530					7,530
Other receivables	LaR/n.a.	1,588	1,318				270	1,588
Other non-derivative financial assets
– Held-to-maturity investments	HtM	297	297					297
– Available-for-sale financial assets	AfS	276		182	94			94[1]
Derivative financial assets
– Derivatives without a hedging relationship	FAHfT	277				277		277
– Derivatives with a hedging relationship	n.a.	180			49	131		180

Liabilities
Trade payables	FLAC	6,811	6,811					6,811
Bonds and other securitized liabilities	FLAC	32,294	32,294					33,644
Liabilities to banks	FLAC	4,260	4,260					4,336
Liabilities to non-banks from promissory notes	FLAC	690	690					743
Other interest-bearing liabilities	FLAC	1,030	1,030					1,046
Other non-interest-bearing liabilities	FLAC	1,994	1,994					1,994
Finance lease liabilities	n.a.	1,636					1,636	1,821
Derivative financial liabilities
– Derivatives without a hedging relationship (held for trading)	FLHfT	861				861		861
– Derivatives with a hedging relationship (hedge accounting)	n.a.	141			92	49		141

Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)		11,048	11,048					11,048
Held-to-maturity investments (HtM)		297	297					297
Available-for-sale financial assets (AfS)		276		182	94			94¹
Financial assets held for trading (FAHfT)		277				277		277
Financial liabilities measured at amortized cost (FLAC)		47,079	47,079					48,574
Financial liabilities held for trading (FLHfT)		861				861		861
1 For details, please refer to Note 24.

Cash and cash equivalents and trade and other receivables mainly have short-term maturities. For this reason, their carrying amounts at the reporting date approximate their fair values.

The fair values of other non-current receivables and held-to-maturity financial investments due after more than one year correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market- and partner-based changes to terms and conditions, and expectations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Trade and other payables, as well as other liabilities, generally have short times to maturity; the values reported approximate the fair values.

The fair values of the quoted bonds and other securitized liabilities equal the nominal amounts multiplied by the price quotations at the reporting date.

The fair values of unquoted bonds, liabilities to banks, liabilities to non-banks from promissory notes, and other financial liabilities are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and Deutsche Telekom's credit spread curve for specific currencies.

Net gain/loss by measurement category.

		From subsequent measurement				Net gain (loss)
	From interest, dividends	At fair value	Currency translation	Impairment/ reversal of impairment	From derecognition	2008	2007
	(millions of €)
Loans and receivables (LaR)	162	n.a.	(956)	(782)	(1)	(1,577)	(2,083)
Held-to-maturity investments (HtM)	23	n.a.		(18)		5	9
Available-for-sale financial assets (AfS)	76			(11)	3	68	65
Financial instruments held for trading (FAHfT and FLHfT)	n.a.	383	n.a.	n.a.		383	(393)
Financial liabilities measured at amortized cost (FLAC)	(2,757)		374	n.a.	(4)	(2,387)	(746)
Total	(2,496)	383	(582)	(811)	(2)	(3,508)	(3,148)

Interest from financial instruments is recognized in finance costs, dividends in other financial income (please refer to Notes 7 and 9). Deutsche Telekom recognizes the other components of net gain/loss in other financial income/expense, except for impairments/reversal of impairments of trade receivables (please refer to Note 18) that are classified as loans and receivables which are reported under selling expenses. The net gain from the subsequent measurement for financial instruments held for trading (EUR 383 million) also includes interest and currency translation effects. The net currency translation losses on financial assets classified as loans and receivables (EUR 956 million) are primarily attributable to the Group-internal transfer of foreign-currency loans taken out by Deutsche Telekom’s financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 374 million. Finance costs from financial liabilities measured at amortized cost (EUR 2,757 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest expenses from interest added back and interest income from interest discounted from trade payables. However, it does not include the interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (please refer to Note 7).

28 Other liabilities.

	December 31,
	2008	2007
	(millions of €)
Deferred revenues	1,910	1,909
Other liabilities	4,765	4,112
	6,675	6,021

Other liabilities increased by EUR 0.7 billion to EUR 6.7 billion. This is primarily attributable to increased liabilities in connection with the early retirement scheme for civil servants and higher liabilities for voluntary redundancy and severance payments for salaried employees.

In addition, other liabilities encompass liabilities from other taxes and social security liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29 Provisions for pensions and other employee benefits.

The company pension scheme can generally be divided into defined benefit and defined contribution plans.

Defined benefit plans.

In addition to the Group's pension obligations for non-civil servants based on direct and indirect pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz - GG). Deutsche Telekom's indirect pension commitments were made to its employees via Versorgungsanstalt der Deutschen Bundespost (VAP) and Deutsche Telekom Betriebsrenten-Service e.V. (DTBS).

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

A new regulation of VAP benefits was made by collective agreement in the year 2000 without affecting obligations. Since November 2000, the pensioners covered by this collective agreement no longer receive their pension payments from VAP as the indirect provider of pension services, but directly and with a legal claim from Deutsche Telekom. VAP's obligations are therefore suspended (parallel obligation). Those pensioners remaining in VAP continue to receive their benefits directly from VAP as the provider of pension services. Pursuant to VAP's business plan, Deutsche Telekom will, to a certain extent, continue to be assigned additional obligations and the corresponding assets on a pro rata basis.

Pursuant to the change to the articles of association of VAP in 2004, the future annual adjustments to pensions has been defined in percentage points, in accordance with the articles of association of VAP.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Calculation of net defined benefit liability (+) / defined benefit asset (-)

	December 31,
	2008	2007
	(millions of €)
Present value of funded obligations	1,270	1,368
Plan assets at fair value	(952)	(986)
Defined benefit obligations in excess of plan assets	318	382

Present value of non-funded obligations	4,831	4,959
Unrecognized past service cost	(8)	(3)
Defined benefit liability (+)/ defined benefit asset (-) according to IAS 19.54	5,141	5,338
Additional provision recognized due to a minimum funding requirement	3	0
Net defined benefit liability (+)/ defined benefit asset (-)	5,144	5,338

Pension provisions break down into defined benefit liability and defined benefit asset as follows:

	December 31,
	2008	2007
	(millions of €)
Defined benefit asset presented on the balance sheet	(13)	(16)
Defined benefit liability presented on the balance sheet	5,157	5,354
Net defined benefit liability (+)/defined benefit asset (-)	5,144	5,338
The defined benefit asset is recognized under other assets in the consolidated balance sheet.

The following table shows the composition of pension obligations:

	December 31,
	2008	2007
	(millions of €)
Pension obligations - Direct - Indirect	4,826 315	4,955 380
Obligations in accordance with Article 131 GG	3	3
Net defined benefit liability (+)/defined benefit asset (-)	5,144	5,338
The amount of the pension obligations was determined using actuarial principles that are consistent with IAS 19.

The calculations were based on the following assumptions at the respective balance sheet dates:

Assumptions for the measurement of defined benefit obligations as of December 31:

	2008	2007
(%)
Discount rate	5.80[1] 3.00[2] 5.80[3]	5.50[1] 3.25[2] 5.40[3]
Projected salary increase	3.50[1] 4.25[4] 1.50[2] 4.20[3]	2.50[1] 3.25[4] 1.50[2] 4.20[3]
Projected pension increase	1.00[1] 2.00[1] 0.30[2] 3.20[3]	1.00[1] 1.70[1] 0.60[2] 3.20[3]
1 Germany
2 Switzerland (T-Systems)
3 United Kingdom (T-Mobile UK)
4 For non-civil servants in Germany not covered by collective agreements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For calculating the present value of pension obligations in Germany, taking into account future salary increases (defined benefit obligation), Deutsche Telekom used a rate of 5.8 percent as of December 31, 2008. This interest rate was determined based on a weighted average term of the obligation of approximately 14.6 years. As the obligations are denominated in euros, the discount rate is based on the rate of return of high-quality European corporate bonds with AA rating for which a yield curve is prepared based on spot rates. The discount rate is determined in the same way for the entire Group.

Assumptions for determining the pension expense for years ending December 31:

	2008	2007	2006
(%)
Discount rate	5.50[1] 3.25[2] 5.40[3]	4.45[1] 3.25[2] 4.80[3]	4.10[1] 3.25[2] 4.75[3]
Projected salary increase	2.50[1] 3.25[4] 1.50[2] 4.20[3]	2.50[1] 3.25[4] 1.50[2] 4.00[3]	2.75[1] 3.50[4] 1.00[2] 3.90[3]
Return on plan assets	4.30[1] 4.50[2] 7.00[3]	4.00[1] 4.50[2] 6.47[3]	4.00[1] 4.50[2] 6.60[3]
Projected pension increase	1.00[1] 1.70[1] 0.60[2] 3.20[3]	1.00[1] 1.50[1] 0.60[2] 3.00[3]	1.00[1] 1.50[1] 1.00[2] 2.90[3]
1 Germany
2 Switzerland (T-Systems)
3 United Kingdom (T-Mobile UK)
4 For non-civil servants in Germany not covered by collective agreements

Development of defined benefit obligations in the reporting year:

	2008	2007
	(millions of €)
Present value of the defined benefit obligations, as of January 1	6,327	7,134
Current service cost	204	217
Interest cost	331	307
Contributions by plan participants	4	4
Change in obligations	(132)	(5)
Curtailments	0	(1)
Settlements	0	(34)
Actuarial (gains) losses	(232)	(947)
Total benefits actually paid	(301)	(296)
Plan amendments	4	2
Exchange rate fluctuations for foreign-currency plans	(104)	(54)
Present value of the defined benefit obligations, as of December 31	6,101	6,327

Taking the plan assets into consideration, the pension obligations were accounted for in full.
Development of plan assets at fair value in the respective reporting year:

	2008	2007
	(millions of €)
Plan assets at fair value, as of January 1	986	966
Expected return on plan assets	52	50
Actuarial (losses) gains	(2)	(24)
Contributions by employer	54	43
Contributions by plan participants	4	4
Benefits actually paid through pension funds	(57)	(56)
Change in obligations	3	44
Curtailments	0	0
Settlements	0	(3)
Exchange rate fluctuations for foreign-currency plans	(88)	(38)
Plan assets at fair value, as of December 31	952	986

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Breakdown of plan assets at fair value by investment category:

	December 31,
	2008	2007
	(%)
Equity securities	24	35
Debt securities	40	48
Real estate	7	10
Other	29a	7
a Of which T-Mobile UK holds a 70-percent share which breaks down as follows: interest rate swaps (56 percent), money market securities (33 percent) and cash and cash equivalents (11 percent).

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

At December 31, 2008, the plan assets include shares amounting to EUR 1.7 million (December 31, 2007: no shares) issued by Deutsche Telekom. No other own financial instruments were included in the years shown.

Determination of the expected return on essential plan assets:

The expected return on essential plan assets for 2009 is 3.5 percent in Germany (DTBS and VAP), 4.5 percent (T-Systems Switzerland) and 6.9 percent (T-Mobile UK).

These expectations are based on consensus forecasts for each asset class as well as on banks’ estimates. The forecasts are based on historical figures, economic data, interest rate forecasts, and anticipated stock market developments.

The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:

	Presentation in the income statement	2008	2007	2006
		(millions of €)
Current service cost	Functional costs[a]	204	217	389
Interest cost	Other financial income (expense)	331	307	285
Expected return on plan assets	Other financial income (expense)	(52)	(50)	(46)
Past service cost	Functional costs[a]	0	0	(18)
Pension expense before curtailments/ settlements		483	474	610
Curtailments	Functional costs[a]	0	1	0
Settlements	Functional costs[a]	0	32	12
Pension expense		483	507	622

Actual return on plan assets		50	26	57
a Including other operating expenses

The statement of income and expenses recognized directly in equity includes the following amounts:

	2008	2007	2006
	(millions of €)
Cumulative (gains) losses recognized directly in equity as of January 1	342	1,265	1,579
Change due to business combinations/disposals	3	0	0
Actuarial (gains) losses as shown in the statement of recognized income and expense	(227)	(923)	(314)
of which: Recognition directly in equity of actuarial (gains) losses in the reporting period	(230)	(923)	(314)
of which: Change in the additional provision recognized due to a minimum funding requirement	3	0	0
Cumulative (gains) losses recognized directly in equity as of December 31	118	342	1,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Expected employer contributions for the subsequent year are estimated as follows:

2009
(millions of €)
Expected contributions by employer	46

Amounts for the current year and four preceding years of pension obligations, plan assets, benefit obligations in excess of the assets, and experience-based adjustments:

	December 31,
	2008	2007	2006	2005	2004
	(millions of €)
Defined benefit obligations	6,101	6,327	7,134	7,016	5,311
Plan assets at fair value	(952)	(986)	(966)	(901)	(623)
Defined benefit obligations in excess of plan assets (funded status)	5,149	5,341	6,168	6,115	4,688

Adjustment in %	2008	2007	2006
Experience-based increase (decrease) of pension obligations	(0.1)	(0.8)	(0.4)
Experience-based increase (decrease) of plan assets	(0.2)	(2.5)	1.1

Defined contribution plans.

Individual Group entities grant defined contribution plans to their employees. Under defined contribution plans, the employer does not assume any other obligations above and beyond the payment of contributions to an external fund. The amount of the future pension payments will exclusively depend on the contribution made by the employer (and their employees, if applicable) to the external fund, including income from the investment of such contributions. Current contributions are reported as an expense in the consolidated income statement of the respective year. In 2008, they amounted to EUR 160 million (2007: EUR 103 million). Of this amount, EUR 3 million (2007: EUR 1 million) were pledged to commitments to members of staff in key positions.

Civil-servant retirement arrangements.

In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz), the Federal Pension Service for Post and Telecommunications (Bundes-Pensions-Service für Post und Telekommunikation e.V. for current and former employees with civil servant status - BPS-PT) makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil-servant status. The level of Deutsche Telekom’s payment obligations to its special pension fund is defined under § 16 of the German Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. This contribution of EUR 762 million was recognized as an ongoing expense in 2008 (2007: EUR 772 million; 2006: EUR 842 million). The present value to the total obligation arising from payment obligations to this special pension fund was EUR 6.9 billion as of the balance sheet date (December 31, 2007: EUR 7.3 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30 Other provisions.

	Personnel	Restoration obligations	Litigation risks	Reimbursements	Other	Total
	(millions of €)
At December 31, 2006	3,889	713	330	155	1,180	6,267
Of which: current	1,954	6	113	149	871	3,093
Changes in the composition of the Group	(2)	19	0	0	2	19
Currency translation adjustments	(25)	(11)	0	(2)	(21)	(59)
Addition	3,708	45	148	148	1,319	5,368
Use	(2,836)	(95)	(71)	(123)	(698)	(3,823)
Reversal	(302)	(14)	(61)	(37)	(188)	(602)
Interest effect	94	27	0	0	2	123
Other changes	84	(20)	5	12	(344)	(263)
At December 31, 2007	4,610	664	351	153	1,252	7,030
Of which: current	2,167	10	165	138	885	3,365
Changes in the composition of the Group	(59)	3	1	0	25	(30)
Currency translation adjustments	(24)	(24)	(1)	0	(18)	(67)
Addition	2,424	113	202	164	1,028	3,931
Use	(2,714)	(49)	(63)	(113)	(696)	(3,635)
Reversal	(261)	(26)	(22)	(26)	(245)	(580)
Interest effect	135	19	0	0	3	157
Other changes	15	0	4	2	(86)	(65)
At December 31, 2008	4,126	700	472	180	1,263	6,741
Of which: current	2,161	26	170	167	913	3,437

Provisions for personnel costs include a variety of individual issues such as provisions for deferred compensation and allowances, as well as for anniversary gifts. Moreover, the expenses associated with staff restructuring measures are also included here. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

Provisions for staff restructuring included in provisions for personnel developed as follows in 2008:

	January 1, 2008	Addition	Use	Reversal	Other changes	December 31, 2008
	(billions of €)
Early retirement	1.6	0.3	(0.7)	(0.1)	0.1	1.2
Severance and voluntary redundancy models	0.6	0.5	(0.4)	(0.1)	0.1	0.7
Partial retirement	0.3	0.0	(0.1)	0.0	0.0	0.2
Total	2.5	0.8	(1.2)	(0.2)	0.2	2.1
Of which: current	0.7					0.6

Deutsche Telekom continued its staff restructuring program. Part of this program in Germany is socially responsible staff adjustment on a voluntary basis and largely without the need for compulsory redundancies. Socially responsible HR tools such as severance and redundancy models as well as partial and early retirement arrangements contribute substantially to the achievement of this aim. Some of these HR measures are covered by law and will apply beyond 2009. The deadline for civil servants to apply for early retirement, for example, was originally the end of 2010. For civil servants employed at Deutsche Telekom, the law provides the opportunity under certain conditions to retire early from the age of 55. When the reform of civil-service law came into effect, the provisions for early retirement for civil servants was extended until December 31, 2012. Exercise of the early retirement option in 2011 and 2012 will be subject to a decision by the Board of Management, however. In the reporting year, provisions totaling EUR 0.1 billion were recognized for compulsory redundancies that have not been ruled out. The underlying measures for these provisions relate to the 2010 and 2011 financial years.

Restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

The provisions for litigation risks include possible settlements attributable to pending lawsuits.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31 Shareholders’ equity.

Statement of changes in shareholders’ equity from January 1, 2006 to December 31, 2008:

	Equity attributable to equity holders of the parent
Changes in shareholders’ equity	Equity contributed			Consolidated shareholders’ equity generated[a]
	Number of shares	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)	Other compre-hensive income	Treasury shares
	(thousands)	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)
Balance at January 1, 2006	4,198,078	10,747	49,561	(19,748)	5,589	(1,055)	(6)
Changes in the composition of the Group
Profit after income taxes					3,173
Unappropriated net profit (loss) carried forward				5,589	(5,589)
Dividends				(3,005)
Mandatory convertible bond	162,988	417	1,793	(71)
T-Online merger	62,730	161	631
Share buy-back/retirement	(62,730)	(161)	(548)
Sale of treasury shares			(1)				1
Proceeds from the exercise of stock options	53		62
Actuarial gains and losses				187
Change in other comprehensive income (not recognized in income statement)				71		(1,214)
Recognition of other comprehensive income in income statement						(6)
Balance at December 31, 2006	4,361,119	11,164	51,498	(16,977)	3,173	(2,275)	(5)

Balance at January 1, 2007	4,361,119	11,164	51,498	(16,977)	3,173	(2,275)	(5)
Changes in the composition of the Group				(5)
Profit after income taxes					571
Unappropriated net profit (loss) carried forward				3,173	(3,173)
Dividends				(3,124)
Proceeds from the exercise of stock options	179	1	26
Actuarial gains and losses				559
Change in other comprehensive income (not recognized in income statement)				156		(2,632)
Recognition of other comprehensive income in income statement
Balance at December 31, 2007	4,361,298	11,165	51,524	(16,218)	571	(4,907)	(5)

Balance at January 1, 2008	4,361,298	11,165	51,524	(16,218)	571	(4,907)	(5)
Changes in the composition of the Group
Profit after income taxes					1,483
Unappropriated net profit (loss) carried forward				571	(571)
Dividends				(3,386)
Proceeds from the exercise of stock options	22		2
Actuarial gains and losses				166
Change in other comprehensive income (not recognized in income statement)				106		(400)
Recognition of other comprehensive income in income statement						(104)
Balance at December 31, 2008	4,361,320	11,165	51,526	(18,761)	1,483	(5,411)	(5)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
		Minority interests
	Total (equity attributable to equity holders of the parent)	Minority interest capital	Other comprehensive income	Total (minority interests)	Total (consolidated shareholders' equity)
	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)
Balance at January 1, 2006	45,088	3,408	103	3,511	48,599
Changes in the composition of the Group	0	(44)		(44)	(44)
Profit after income taxes	3,173	409		409	3,582
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,005)	(277)		(277)	(3,282)
Mandatory convertible bond	2,139			0	2,139
T-Online merger	792	(607)		(607)	185
Share buy-back/retirement	(709)			0	(709)
Sale of treasury shares	0			0	0
Proceeds from the exercise of stock options	62			0	62
Actuarial gains and losses	187	(3)		(3)	184
Change in other comprehensive income (not recognized in income statement)	(1,143)	9	102	111	(1,032)
Recognition of other comprehensive income in income statement	(6)			0	(6)
Balance at December 31, 2006	46,578	2,895	205	3,100	49,678

Balance at January 1, 2007	46,578	2,895	205	3,100	49,678
Changes in the composition of the Group	(5)			0	(5)
Profit after income taxes	571	509		509	1,080
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,124)	(497)		(497)	(3,621)
Proceeds from the exercise of stock options	27			0	27
Actuarial gains and losses	559			0	559
Change in other comprehensive income (not recognized in income statement)	(2,476)	4	(1)	3	(2,473)
Recognition of other comprehensive income in income statement	0			0	0
Balance at December 31, 2007	42,130	2,911	204	3,115	45,245

Balance at January 1, 2008	42,130	2,911	204	3,115	45,245
Changes in the composition of the Group	0	(2)		(2)	(2)
Profit after income taxes	1,483	541		541	2,024
Unappropriated net profit (loss) carried forward	0			0	0
Dividends	(3,386)	(545)		(545)	(3,931)
Proceeds from the exercise of stock options	2			0	2
Actuarial gains and losses	166	1		1	167
Change in other comprehensive income (not recognized in income statement)	(294)	12	(7)	5	(289)
Recognition of other comprehensive income in income statement	(104)			0	(104)
Balance at December 31, 2008	39,997	2,918	197	3,115	43,112
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32 Issued capital.

As of December 31, 2008, the share capital of Deutsche Telekom totaled approximately EUR 11.2 billion. The share capital is divided into 4,361,319,993 no par value registered shares.

	2008		2007
	(thousands)	(%)	(thousands)	(%)
Federal Republic of Germany	646,575	14.8	646,575	14.8
KfW Bankengruppe	735,662	16.9	735,667	16.9
Free float	2,979,083	68.3	2,979,056	68.3
Of which Blackstone Group	191,700	4.4	192,000	4.4
Total	4,361,320	100.0	4,361,298	100.0

Each share entitles the holder to one vote. The voting rights are nevertheless restricted in relation to the treasury shares (around 2 million as of December 31, 2008) and the trust shares (around 19 million as of December 31, 2008). The trust shares are connected with the acquisitions of VoiceStream and Powertel in 2001. As part of these acquisitions, Deutsche Telekom issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts’ existence. The shares issued to the trusts can be sold on the stock exchange on the instruction of Deutsche Telekom if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom. As of December 31, 2008, the number of Deutsche Telekom shares reserved for the stock options still outstanding was 6,060,293.

Authorized capital and contingent capital.

Authorized capital and contingent capital comprised the following components as of December 31, 2008:

	Amount (€)	No par value shares	Purpose

2004 Authorized capital[1]	2,399,410,734.08	937,269,818	Increasing share capital (until May 17, 2009)
2006 Authorized capital[1]	38,400,000.00	15,000,000	Employee shares (through May 2, 2011)
Contingent capital II	31,813,089.28	12,426,988	Meeting preemptive rights to shares from stock options under the 2001 Stock Option Plan
Contingent capital IV	600,000,000.00	234,375,000	Servicing guaranteed convertible bonds or bonds with warrants issued on or before April 25, 2010
1 The Supervisory Board's approval is required.

33 Capital reserves.

The capital reserves of the Group primarily encompass the capital reserves of Deutsche Telekom AG. Differences to the capital reserves of Deutsche Telekom AG result from the recognition at fair value of the Deutsche Telekom AG shares newly issued in the course of the acquisition of T-Mobile USA Inc., Bellevue (United States)/Powertel Inc., Bellevue (United States) instead of at their par value, which is permissible in the consolidated financial statements, and from the related treatment of the issuing costs, which are deducted from capital reserves.

34 Retained earnings including carryforwards.

Retained earnings were impacted in particular by Deutsche Telekom AG’s payment of EUR 3.4 billion in dividends for the 2007 financial year, the appropriation of an amount of EUR 0.6 billion in net profit for the prior year, and the 2008 actuarial gains and losses of EUR 0.2 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35 Other comprehensive income.

Other comprehensive income declined year-on-year by EUR 0.5 billion to EUR -5.4 billion, impacted in particular by negative exchange rate effects from the currency translation of financial statements prepared in foreign currencies totaling EUR 0.4 billion.

36 Treasury shares.

The shareholders’ meeting on May 15, 2008 authorized the Board of Management to purchase up to 436,131,999 no par value shares in the Company by November 14, 2009, with the amount of share capital accounted for by these shares totaling up to EUR 1,116,497,917.44, provided the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Company which it has already purchased and still possesses or are to be assigned to it under § 71d and § 71e AktG do not at any time account for more than 10 percent of the Company’s share capital.

This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. Dependent Group companies of Deutsche Telekom AG as defined in § 17 AktG or third parties acting for the account of Deutsche Telekom AG or for the account of dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG are also entitled to purchase the shares. The purchase may take place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders’ meeting of May 15, 2008, the Board of Management is authorized to redeem Deutsche Telekom AG's shares purchased on the basis of the aforementioned authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting.

The total of 1,881,508 treasury shares remained unchanged year-on-year. These are carried at cost of EUR 5 million and correspond to 0.04 percent of the Company's share capital. All treasury shares are held by Deutsche Telekom AG.

37 Minority interests.

Minority interests remained at the prior-year level as a result of offsetting effects. While pro rata profit after income taxes had a positive effect, minority interests decreased due to the payment of dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

OTHER DISCLOSURES

38 Notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 15.4 billion in the reporting period, compared with EUR 13.7 billion in the prior year. The increase was primarily attributable to favorable changes in working capital and lower interest payments. Income tax payments had an offsetting effect; payments of EUR 0.5 billion were recorded in 2008, and receipts of EUR 0.2 billion in the prior year.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 11.4 billion in 2008 as compared with EUR 8.1 billion in the previous year. The main factors contributing to this change were outflows for the acquisition of SunCom in the amount of EUR 1.0 billion and for the acquisition of shares in OTE in the amount of EUR 3.1 billion as compared with outflows totaling EUR 1.5 billion for Orange Nederland and Immobilien Scout in the prior year. In addition, cash outflows for intangible assets and property, plant and equipment increased by EUR 0.7 billion, primarily as a result of the 2G and 3G network roll-out in the United States, while inflows for property, plant and equipment decreased by EUR 0.4 billion, in particular as a result of lower real estate disposals.

Net cash used in financing activities.

Net cash used in financing activities in 2008 totaled EUR 3.1 billion, compared with EUR 6.1 billion in 2007.

This change was mostly attributable to higher proceeds from the issue of non-current financial liabilities of EUR 4.9 billion, while repayments decreased by EUR 0.9 billion. Current financial liabilities, on the other hand, included a year-on-year net increase in repayments amounting to EUR 2.6 billion. In addition, dividend payments increased by EUR 0.2 billion year-on-year, mainly as a result of an increase in dividend payments of Deutsche Telekom AG.

The issue of financial liabilities in 2008 was largely the result of the issue of medium-term notes totaling EUR 1.8 billion, the issue of a Eurobond totaling EUR 1.5 billion, the issue of a U.S. dollar bond totaling EUR 1.0 billion, and the issue of a Samurai bond totaling EUR 0.3 billion. In addition, promissory notes (shown as liabilities to banks) were issued for an amount of EUR 1.4 billion, commercial papers were taken out for a net amount of EUR 0.6 billion, and a loan of EUR 0.5 billion was taken out with the European Investment Bank. A benchmark bond in the amount of EUR 2.0 billion, medium-term notes for an amount of EUR 1.5 billion, a U.S. dollar bond amounting to EUR 0.5 billion, as well as bonds issued and credit lines drawn by SunCom amounting to EUR 0.7 billion were repaid during the same period. Net repayments of drawdowns under short-term credit lines amounting to EUR 1.4 billion were also made, and a loan of EUR 0.2 billion from Kreditanstalt für Wiederaufbau was repaid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39 Segment reporting.

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

All entities in the two Mobile Communications segments Europe and USA offer mobile voice and data services to consumers and business customers. The T-Mobile subsidiaries also market mobile devices and other hardware in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (mobile virtual network operators, or MVNOs).

The Broadband/Fixed Network operating segment offers consumers and small business customers traditional fixed-network services, broadband Internet access, and multimedia services on the basis of a state-of-the-art telecommunications infrastructure. This segment also conducts business with national and international network operators and with resellers (wholesale including resale). In addition, it provides wholesale telecommunications services for Deutsche Telekom’s other operating segments. Outside Germany, the Broadband/Fixed Network operating segment has a presence in Central and Eastern Europe, namely in Hungary, Croatia, Slovakia, Macedonia, Bulgaria, Romania, and Montenegro.

At the start of 2008, Deutsche Telekom realigned the business model for its Business Customers operating segment to create a clear, functional structure. A key element of the current business model is the separation of the sales and production functions, each assuming global responsibility. One area will provide ICT products and solutions for large multinational enterprises (corporate customers), the other will resell telecommunications and IT products to around 160,000 medium-sized enterprises (business customers). The production function is subdivided into the two core areas of ICT Operations (ICTO) and Systems Integration (SI). Deutsche Telekom has considerably expanded its offshore resources through the partnership concluded with Cognizant in March 2008. T-Systems is represented by subsidiaries in more than 20 countries, with a particular focus on the European countries of Austria, Belgium, France, Germany, Italy, Spain, Switzerland, the Netherlands and the United Kingdom. Outside Europe, T-Systems grew above all in the United States, Brazil and South Africa in 2008. The service provider offers its customers a full range of information and communication technology from a single source. T-Systems realizes integrated ICT solutions on the basis of its extensive expertise in these two technological areas. It develops and operates infrastructure and industry solutions for its corporate customers. Products and services offered to medium-sized enterprises range from low-cost standard products and high-performance networks based on the Internet Protocol (IP) to complete ICT solutions.

The Group Headquarters & Shared Services operating segment comprises all Group units and subsidiaries that cannot be allocated directly to one of the four aforementioned operating segments. Group Headquarters is responsible for strategic and cross-segment management functions. The Shared Services unit is responsible for all other operating functions not directly related to the aforementioned segments' core business. These include Vivento, which is responsible for providing employees with new employment opportunities as part of the workforce restructuring program, as well as Real Estate Services, whose activities include the management of Deutsche Telekom AG's real estate portfolio, and DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services. Shared Services primarily has activities in Germany. Real Estate Services also had operations offering facility management services in Hungary and in Slovakia. These stakes were sold to Strabag SE on September 30, 2008. The main Shared Services subsidiaries include DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH (sold to Strabag SE as of September 30, 2008), GMG Generalmietgesellschaft mbH, DFMG Deutsche Funkturm GmbH, PASM Power and Air Condition Solution Management GmbH & Co. KG, DeTeFleetServices GmbH, and Vivento Customer Services GmbH. In addition, Group Headquarters & Shared Services includes the shared services and headquarters functions of Magyar Telekom.

The reconciliation summarizes the elimination of intersegment transactions.

The measurement principles for Deutsche Telekom’s segment reporting structure are based on the IFRSs adopted in the consolidated financial statements. Deutsche Telekom evaluates the segments’ performance based on their profit/loss from operations (EBIT), among other factors. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

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

The Group’s non-current assets and net revenue are shown by region. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe (excluding Germany) region covers the entire European Union (excluding Germany) and the other countries in Europe. The North America region comprises the United States and Canada. The "Other countries" region includes all countries that are not Germany or in Europe (excluding Germany) or North America. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue is allocated according to the location of the respective customers’ operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations (EBIT)	Interest income	Interest expense	Share of profit (loss) of associates and joint ventures accounted for using the equity method [a]	Income taxes[a]
	(millions of €)
Mobile Communications Europe	2008	19, 978	685	20, 663	3, 188	435	(500)	0	(146)
	2007	20, 000	713	20, 713	2, 436	208	(495)	0	635
	2006	17, 700	755	18, 455	2, 746	168	(514)	77	13
Mobile Communications USA	2008	14, 942	15	14, 957	2, 299	81	(577)	6	(694)
	2007	14, 050	25	14, 075	2, 017	99	(457)	6	(518)
	2006	13, 608	20	13, 628	1, 756	68	(408)	3	651
Broadband/Fixed Network	2008	17, 691	3, 640	21, 331	2, 914	643	(57)	6	(48)
	2007	19, 072	3, 618	22, 690	3, 250	522	(62)	46	(84)
	2006	20, 366	4, 149	24, 515	3, 356	256	(41)	31	(241)
Business Customers	2008	8, 456	2, 554	11, 010	(6)	117	(60)	41	(10)
	2007	8, 971	3, 016	11, 987	(323)	91	(99)	1	(47)
	2006	9, 301	3, 568	12, 869	(835)	61	(99)	(78)	(50)
Group Headquarters & Shared Services	2008	599	2, 974	3, 573	(1, 198)	1, 341	(3, 833)	(441)	(574)
	2007	423	3, 445	3, 868	(1, 973)	1, 015	(3, 309)	2	(1, 361)
	2006	372	3, 386	3, 758	(2, 138)	1, 055	(3, 043)	(2)	342
Total	2008	61, 666	9, 868	71, 534	7, 197	2, 617	(5, 027)	(388)	(1, 472)
	2007	62, 516	10, 817	73, 333	5, 407	1, 935	(4, 422)	55	(1, 375)
	2006	61, 347	11, 878	73, 225	4, 885	1, 608	(4, 105)	31	715
Reconciliation	2008	–	(9, 868)	(9, 868)	(157)	(2, 209)	2, 132	0	44
	2007	–	(10, 817)	(10, 817)	(121)	(1, 674)	1, 647	0	2
	2006	–	(11, 878)	(11, 878)	402	(1, 311)	1, 268	1	255
Group	2008	61, 666	–	61, 666	7, 040	408	(2, 895)	(388)	(1, 428)
	2007	62, 516	–	62, 516	5, 286	261	(2, 775)	55	(1, 373)
	2006	61, 347	–	61, 347	5, 287	297	(2, 837)	32	970
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

		Segment assets	Segment liabilities	Segment investments	Investments accounted for using the equity method [a]	Depreciation and amortization	Impairment losses	Employees
		(millions of €)						(average)
Mobile Communications Europe	2008	30, 441	4, 879	1, 882	3	(3, 626)	(249)	29, 237
	2007	35, 151	5, 263	2, 249	0	(3, 903)	(338)	30, 802
	2006	36, 950	5, 187	3, 231	0	(3, 342)	(25)	25, 345
Mobile Communications USA	2008	34, 302	4, 001	3, 615	14	(1, 863)	(21)	36, 076
	2007	30, 146	3, 441	2, 203	10	(1, 883)	(9)	31, 655
	2006	33, 162	3, 070	5, 200	6	(1, 958)	(33)	28, 779
Broadband/Fixed Network	2008	25, 939	7, 943	3, 390	83	(3, 545)	(67)	94, 287
	2007	25, 668	7, 235	3, 176	86	(3, 605)	(70)	97, 690
	2006	26, 913	8, 106	3, 251	157	(3, 744)	(95)	107, 006
Business Customers	2008	7, 860	4, 799	866	46	(789)	(16)	52, 479
	2007	9, 352	4, 699	987	18	(882)	(25)	56, 566
	2006	9, 333	4, 869	1, 223	31	(939)	(7)	56, 595
Group Headquarters & Shared Services	2008	11, 676	7, 994	603	3, 411	(704)	(127)	22, 808
	2007	11, 946	8, 536	565	4	(708)	(259)	27, 023
	2006	11, 882	7, 608	594	2	(710)	(237)	30, 755
Total	2008	110, 218	29, 616	10, 356	3, 557	(10, 527)	(480)	234, 887
	2007	112, 263	29, 174	9, 180	118	(10, 981)	(701)	243, 736
	2006	118, 240	28, 840	13, 499	196	(10, 693)	(397)	248, 480
Reconciliation	2008	(3, 551)	(3, 719)	(239)	0	32	0	–
	2007	(3, 201)	(3, 619)	(103)	0	48	23	–
	2006	(2, 963)	(3, 142)	(84)	1	69	(13)	–
Group	2008	106, 667	25, 897	10, 117	3, 557	(10, 495)	(480)	234, 887
	2007	109, 062	25, 555	9, 077	118	(10, 933)	(678)	243, 736
	2006	115, 277	25, 698	13, 415	197	(10, 624)	(410)	248, 480
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		Net cash from (used in) operating activities	Net cash (used in) from investing activities	Of which: cash capexa	Net cash (used in) from financing activities
		(millions of €)
Mobile Communications Europe	2008	6, 711	(2, 313)	(1, 897)	(6, 193)
	2007	6, 494	(3, 537)	(1, 938)	447
	2006	4, 882	(3, 166)	(1, 950)	(3, 049)
Mobile Communications USA	2008	3, 740	(2, 892)	(2, 540)	(852)
	2007	3, 622	(2, 714)	(1, 958)	(831)
	2006	3, 388	(5, 291)	(5, 297)	1, 904
Broadband/Fixed Network	2008	7, 847	(2, 405)	(3, 134)	(3, 350)
	2007	6, 673	909	(2, 805)	(2, 895)
	2006	8, 812	(2, 575)	(3, 250)	(4, 802)
Business Customers	2008	782	(10)	(839)	(955)
	2007	553	(854)	(921)	1, 191
	2006	816	(1, 523)	(795)	475
Group Headquarters & Shared Services	2008	6, 096	(3, 337)	(435)	(1, 397)
	2007	854	(3, 766)	(471)	(6, 933)
	2006	3, 208	(3, 952)	(508)	(1, 866)
Total	2008	25, 176	(10, 957)	(8, 845)	(12, 747)
	2007	18, 196	(9, 962)	(8, 093)	(9, 021)
	2006	21, 106	(16, 507)	(11, 800)	(7, 338)
Reconciliation	2008	(9, 808)	(427)	138	9, 650
	2007	(4, 482)	1, 908	78	2, 896
	2006	(6, 884)	2, 202	(6)	5, 277
Group	2008	15, 368	(11, 384)	(8, 707)	(3, 097)
	2007	13, 714	(8, 054)	(8, 015)	(6, 125)
	2006	14, 222	(14, 305)	(11, 806)	(2, 061)
[a] Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, as shown in the cash flow statement.

Reconciliation of the total of the segments’ profit or loss to profit after income taxes.

	2008	2007a	2006a
(millions of €)
Total profit (loss) of reportable segments	7, 197	5, 407	4, 885
Reconciliation to the Group	(157)	(121)	402
Profit from operations (EBIT) of the Group	7, 040	5, 286	5, 287
Profit (loss) from financial activities	(3, 588)	(2, 833)	(2, 675)
Income taxes	(1, 428)	(1, 373)	970
Profit after income taxes	2, 024	1, 080	3, 582
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of segment assets and segment liabilities.

December 31,
	2008	2007a	2006a
(millions of €)
Total assets of reportable segments	110, 218	112, 263	118, 240
Reconciliation to the Group	(3, 551)	(3, 201)	(2, 963)
Segment assets of the Group	106, 667	109, 062	115, 277
Cash and cash equivalents	3, 026	2, 200	2, 765
Current recoverable income taxes	273	222	643
Other current financial assets (excluding receivables from suppliers)	1, 997	1, 862	1, 677
Investments accounted for using the equity method	3, 557	118	197
Other non-current financial assets (excluding receivables from suppliers)	1, 386	599	657
Deferred tax assets	6, 234	6, 610	8, 952
Assets in accordance with the consolidated balance sheet	123, 140	120, 673	130, 168

Total liabilities of reportable segments	29, 616	29, 174	28, 840
Reconciliation to the Group	(3, 719)	(3, 619)	(3, 142)
Segment liabilities of the Group	25, 897	25, 555	25, 698
Current financial liabilities (excluding liabilities to customers)	10, 052	8, 930	7, 374
Income tax liabilities	585	437	536
Non-current financial liabilities	36, 386	33, 831	38, 799
Deferred tax liabilities	7, 108	6, 675	8, 083
Other liabilities	-	-	-
Liabilities in accordance with the consolidated balance sheet	80, 028	75, 428	80, 490
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Information by geographic area.

	Non-current assets			Net revenue
December 31,
	2008	2007a	2006a	2008	2007	2006
(millions of €)
Germany	44, 385	44, 817	47, 457	28, 885	30, 694	32, 460
International	55, 227	52, 702	57, 151	32, 781	31, 822	28, 887
Of which: Europe (excluding Germany)	23, 854	25, 238	26, 786	17, 324	17, 264	14, 823
North America	31, 298	27, 407	30, 344	14, 931	14, 159	13, 700
Other countries	75	57	21	526	399	364
Group	99, 612	97, 519	104, 608	61, 666	62, 516	61, 347
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

40 Contingencies.

Contingencies.
	December 31,
	2008	2007
	(millions of €)
Contingent liabilities relating to lawsuits and other proceedings	565	350
Other contingent liabilities	26	25
	591	375

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Toll Collect.

In order to fulfill their obligations as set out in the agreement (operating agreement) with the Federal Republic of Germany, Deutsche Telekom AG, Daimler Financial Services AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) have concluded a consortium agreement on the development and setup of an electronic system for collecting toll charges for the use of German autobahns by commercial vehicles with a permissible total weight of more than 12 tons , and on the operation of this system via a joint venture company. Deutsche Telekom AG and Daimler Financial Services AG each hold a 45-percent stake in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect), while Cofiroute holds the remaining 10-percent stakes in each.

Under the operating agreement, the toll collection system had to be operational no later than August 31, 2003. Following a delay in launching the system, which resulted in revenue losses at Toll Collect and the payment of contractual penalties, the toll collection system was launched on January 1, 2005 using on-board units that allowed for slightly less than full technical performance in accordance with the original specifications (phase 1). On January 1, 2006, the fully functioning toll collection system was installed and put into operation as required in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received the preliminary operating permit in accordance with the operating agreement. Toll Collect GmbH anticipates receiving the final operating permit and has been operating the toll collection system in the interim period using the preliminary operating permit.

On August 2, 2005, the Federal Republic of Germany initiated arbitration proceedings against Deutsche Telekom AG, Daimler Financial Services AG and Toll Collect GbR. The Federal Republic claims to have lost toll revenues of approximately EUR 3.5 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated), alleging – among other things – that it was deceived as to the likelihood of operations commencing on September 1, 2003. In May 2008, the Federal Republic of Germany slightly reduced its claim to around EUR 3.3 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The asserted claims for contractual penalties total approximately EUR 1.7 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The contractual penalties are based on alleged violations of the operating agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). Deutsche Telekom AG believes the claims of the Federal Republic are unfounded and is contesting them. The statement of defense was submitted to the arbitration court on June 30, 2006. The plaintiff's reply was submitted to the arbitration court on February 15, 2007. The defendant's rejoinder was submitted to the arbitration court on October 1, 2007. Further declarations were received from the Federal Republic of Germany on January 7, 2008 and February 6, 2008. The initial hearing took place in June 2008 during which the arbitration court discussed legal issues with the parties. No arbitrational ruling was made on the claims asserted. Under orders from the arbitration court, each party submitted documents to the other party at the end of September 2008. Furthermore, the arbitration court ordered each party to prepare another written statement by the end of November 2008 addressing the legal issues discussed during the hearing and in the submitted documents. Each party also has the opportunity to submit a further written response to the relevant statement from the other party, by April 3, 2009.

Toll Collect GmbH filed for arbitration against the Federal Republic of Germany on May 25, 2007, requesting, among other things, the granting of a final operating permit and the payment of outstanding claims. Following an increase in the claim by Toll Collect GmbH on May 16, 2008, the asserted claims for payment total around EUR 560 million plus interest.

Each consortium member has submitted guarantees for Toll Collect GmbH's obligations to the Federal Republic of Germany in connection with the completion and operation of the toll system. In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH. These guarantees, which are subject to certain terms and conditions, are described below:

•
Bank loans guarantee. Deutsche Telekom AG guarantees to third parties bank loans of up to a maximum amount of EUR 230 million granted to Toll Collect GmbH; this amount corresponds to Deutsche Telekom's 50-percent stake in Toll Collect GmbH's borrowing volume guaranteed by shareholders.

•
Equity maintenance undertaking. The consortium partners have the obligation, on a joint and several basis, to provide Toll Collect GmbH with additional equity in order to ensure a minimum equity ratio of 15 percent (in the single-entity financial statements prepared in accordance with German GAAP) (equity maintenance undertaking). This obligation ends when the operating agreement expires on August 31, 2015, or earlier if the operating agreement is terminated early.

In June 2006, the Federal Republic of Germany began to partially offset its monthly advance payments for operating fees to Toll Collect GmbH of EUR 8 million against the contractual penalty claims that are already subject of the aforementioned arbitration proceedings. As a result, it may become necessary for the consortium members to provide Toll Collect GmbH with further liquidity.

Cofiroute's risks and obligations are limited to EUR 70 million. Deutsche Telekom AG and Daimler Financial Services AG have the obligation, on a joint and several basis, to indemnify Cofiroute against further claims.

Deutsche Telekom believes the claims of the Federal Republic of Germany are unfounded. Furthermore, the amount of a possible settlement attributable to the equity maintenance undertaking or the arbitration proceedings described, which may be material, cannot be estimated because of the aforementioned uncertainties.

Year-end bonus for civil servants.

In November 2004, the Federal Republic of Germany passed the first Act to amend the Act on the Legal Provisions for the Former Deutsche Bundespost Staff (PostPersRG), which abolished the obligation on Deutsche Telekom and other private companies to pay active civil servants an annual year-end bonus under the German Federal Act on Bonus Payments (Bundessonderzahlungsgesetz). This Act was reviewed at several court instances. In December 2008, the Federal Administrative Court ruled to refer the question as to whether § 10 PostPersRG is constitutional to the Federal Constitutional Court for a judicial review pursuant to Article 100 of the Basic Law. The Federal Administrative Court has not yet drafted its written submission to the Federal Constitutional Court. It is therefore uncertain when the Federal Constitutional Court will announce its ruling. If the Court rules that all civil servants who are or were active at Deutsche Telekom between 2004 and 2008 are entitled to receive year-end bonus payments for the relevant years, this could result in expenses of up to EUR 0.2 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
41 Disclosures on leases.

Deutsche Telekom as lessee.

Finance leases.

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

	December 31, 2008	Of which:	December 31, 2007	Of which:
		sale and leaseback transactions		sale and leaseback transactions
	(millions of €)
Land and buildings	1, 116	649	1, 207	692
Technical equipment and machinery	57	-	102	-
Other	24	1	35	2
Net carrying amounts of leased assets capitalized	1, 197	650	1, 344	694

At the commencement of the lease term, Deutsche Telekom recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

December 31, 2008

	Minimum lease payments		Interest component		Present values
	(millions of €)
Maturity	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
Within 1 year	236	116	116	68	120	48
In 1 to 3 years	404	210	215	128	189	82
In 3 to 5 years	367	212	170	113	197	99
After 5 years	1, 586	967	578	384	1, 008	583
Total	2, 593	1, 505	1, 079	693	1, 514	812

December 31, 2007

	Minimum lease payments		Interest component		Present values
	(millions of €)
Maturity	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
Within 1 year	275	117	121	71	154	46
In 1 to 3 years	431	206	229	131	202	75
In 3 to 5 years	372	209	196	119	176	90
After 5 years	1, 765	1, 069	661	436	1, 104	633
Total	2, 843	1, 601	1, 207	757	1, 636	844

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating leases.

Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The lessor recognizes the leased asset in their balance sheet. Deutsche Telekom recognizes the lease payments made during the term of the operating lease in profit or loss. Deutsche Telekom’s obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The operating lease expenses recognized in profit or loss amounted to EUR 2.0 billion as of the end of 2008 (2007: EUR 1.8 billion; 2006: EUR 1.6 billion). The following table provides a breakdown of future obligations arising from operating leases:

December 31,
	2008	2007
(millions of €)
Maturity
Within 1 year	2, 414	2, 285
In 1 to 3 years	3, 864	3, 702
In 3 to 5 years	2, 988	2, 729
After 5 years	13, 407	11, 560
Total	22, 673	20, 276

Deutsche Telekom as lessor.

Finance leases.

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

	December 31,
	2008	2007
	(millions of €)
Minimum lease payments	334	321
Unguaranteed residual value	-	-
Gross investment	334	321
Unearned finance income	(51)	(51)
Net investment (= present value of the minimum lease payments)	283	270

The gross investment amount and the present value of payable minimum lease payments are shown in the following table:

	December 31, 2008		December 31, 2007
Maturity	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
	(millions of €)

Within 1 year	128	108	113	95
In 1 to 3 years	122	102	124	104
In 3 to 5 years	52	43	42	33
After 5 years	32	30	42	38
Total	334	283	321	270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating leases.

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

	December 31,
	2008	2007
	(millions of €)
Maturity
Within 1 year	330	229
In 1 to 3 years	354	185
In 3 to 5 years	281	120
After 5 years	614	312
Total	1, 579	846

Agreements that are not leases in substance.

In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in / lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). These agreements were concluded with a total of seven U.S. trusts, each backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile Deutschland is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising from the principal lease agreement are transferred to T-Mobile Deutschland. In this case, T-Mobile would be the only party to the principal lease agreement, meaning that this agreement would be extinguished as a result of the fusion of rights and obligations under the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42 Stock-based compensation plans.

Stock option plans.

The following table provides an overview of all existing stock option plans (SOPs) of Deutsche Telekom AG, T-Online International AG (prior to merger) and
T-Mobile USA:

Entity	Plan	Year of issuance	Stock options granted (thousands)	Vesting period (years)	Contractual term (years)	Weighted exercise price	Share price at grant date	Maximum price for SARs	Comments	Classification/accounting treatment
Deutsche Telekom AG	2001 SOP	2001	8, 221	2 - 3	10	€ 30.00	€ 19.10			Equity-settled
		2002	3, 928	2 - 3	10	€ 12.36	€ 10.30			Equity-settled
	SARs	2001	165	2 - 3	10	€ 30.00	€ 19.10	€ 50.00		Cash-settled
		2002	3	2 - 3	10	€ 12.36	€ 10.30	€ 20.60		Cash-settled
T-Online International AG	2001 SOP	2001	2, 369	2 – 3	10	€ 10.35	€ 8.28			Cash-settled
		2002	2, 067	2 – 6	10	€ 10.26	€ 8.21			Cash-settled
T-Mobile USA	Acquired SOPs	2001	24, 278	up to 4	max. 10	USD 15.36				Equity-settled
		2002	5, 964	up to 4	max. 10	USD 13.35				Equity-settled
		2003	1, 715	up to 4	max. 10	USD 12.86				Equity-settled
	Powertel	2001	5, 323	up to 4	max. 10	USD 20.04				Equity-settled
	T-Mobile USA/Powertel	2004	230	up to 4	max. 10	USD 19.64			Plans merged	Equity-settled

Supplemental information on the stock option plans.

Deutsche Telekom AG.

In May 2001, the shareholders’ meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. Furthermore, in 2001 und 2002, Deutsche Telekom also granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options.

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

Deutsche Telekom AG	2001 SOP		SARs
	Stock options (thousands)	Weighted average exercise price (€)	SARs (thousands)	Weighted average exercise price (€)
Stock options outstanding/ exercisable at January 1, 2008	9,746	24.47	142	29.76
Granted	0	-	0	-
Exercised	22	12.36	0	-
Forfeited	718	25.95	4	23.55
Stock options outstanding/ exercisable at December 31, 2008	9,006	24.38	138	29.93
Supplemental information for 2008
Remaining contractual life of options outstanding at end of period (years, weighted)	2.9		2.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The characteristics of the options outstanding/exercisable as of the reporting date (December 31, 2008) are as follows:

Deutsche Telekom AG			Options outstanding/exercisable as of December 31, 2008
Range of exercise prices (€)			Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)

10	-	20	2,867	3.5	12.36
21	-	40	6,139	2.6	30.00
			9,006	2.9
T-Online International AG (prior to merger).
In May 2001, the shareholders’ meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The merger of T-Online International AG into Deutsche Telekom AG became effective upon entry in the commercial register on June 6, 2006. Under the merger agreement, as of this date Deutsche Telekom AG granted rights equivalent to the stock options awarded by T-Online International AG. When exercising a stock option, the holders of such rights receive 0.52 shares in Deutsche Telekom AG. The Board of Management of Deutsche Telekom AG has made use of the possibility of a future cash compensation provided for under the merger agreement and the option terms and conditions.

The table below shows the changes in outstanding options issued by T-Online International AG:

T-Online International AG (prior to merger)	2001 SOP
	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding/exercisable at January 1, 2008	3,085	10.30
Of which: exercisable	3,067	10.30
Granted	0	-
Exercised	0	-
Forfeited	245	10.30
Stock options outstanding/exercisable at December 31, 2008	2,840	10.30
Supplemental information for 2008
Remaining contractual life of options outstanding at end of period (years, weighted)	3.1

T-Mobile USA.

The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA
	Stock options (thousands)	Weighted average exercise price (USD)
Stock options outstanding/exercisable at January 1, 2008	7,079	22.75
Granted	0	-
Exercised	360	9.92
Forfeited	659	27.47
Expired	0	-
Stock options outstanding/exercisable at December 31, 2008	6,060	23.00
Supplemental information for 2008
Remaining contractual life of options outstanding at end of period (years, weighted)	2.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The characteristics of the options outstanding/exercisable as of the reporting date (December 31, 2008) are as follows:

T-Mobile USA			Options outstanding/exercisable as of December 31, 2008
Range of exercise prices (USD)			Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (USD)

0,02	-	15.19	1,516	3.1	12.12
15,20	-	30.39	3,915	1.8	25.81
30,40		34.19	556	1.4	31.02
34,20	-	38.00	73	1.1	37.05
			6,060	2.1

Mid-Term Incentive Plans (MTIPs) / Phantom Share Plan.

Deutsche Telekom has introduced Mid-Term Incentive Plans (MTIPs) and a Phantom Share Plan (PSP) to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group.

Mid-Term Incentive Plans.

In the 2004 financial year, Deutsche Telekom introduced an MTIP to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders.

The MTIP is a cash-based plan pegged to two equally weighted, share-based performance parameters – one absolute and one relative. If both performance targets are achieved, then the total amount earmarked as an award to the beneficiaries by the respective employers is paid out; if one performance target is achieved, 50 percent of the amount is paid out, and if neither performance target is achieved, no payment is made.

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

The relative performance target is achieved if the total return of the Deutsche Telekom share has outperformed the Dow Jones EURO STOXXR Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones EURO STOXXR Total Return Index during the last 20 trading days prior to the beginning and end of the plan.

MTIP plan year	Maximum budget (millions of €)	Term of plan (years)	Share price at start of plan (€)	Absolute performance target (€)	Starting value of the index
2004	80	3	14.08	18.30	317.95
2005	83	3	16.43	21.36	358.99
2006	86	3	14.00	18.20	452.02
2007	83	3	13.64	17.73	551.91
2008	83	3	15.11	19.64	601.59
The proportionate amount to be expensed is calculated based on a Monte Carlo simulation.

The MTIP of Magyar Telekom is based on the same terms and conditions as the MTIP described above, except that the assessment benchmark is the performance of Magyar Telekom shares and the Dow Jones EURO STOXXR Total Return Index. In addition, the absolute performance target is achieved if, at the end of the individual plans, Magyar Telekom’s share price has risen by at least 35 percent compared with Magyar Telekom’s share price at the beginning of the plan.

The MTIP of T-Mobile UK is also based on the same terms and conditions applicable to the MTIP described above. In addition to the two aforementioned performance targets, however, these plans are subject to a third performance target for a defined group of participants, which is based on the cash contribution (EBITDA less investments in intangible assets (excluding goodwill) and property, plant and equipment). The third performance target can only be achieved after the two other performance targets have been met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Phantom Share Plan (PSP).

T-Mobile USA has established a Phantom Share Plan (PSP) as Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2004 through 2008, providing benefits for the top management. Under the PSP, T-Mobile USA grants performance-based cash bonus awards. These awards are earned (in full or in part) based upon the customer growth on a sliding scale from 60 to 150 percent of the original number of phantom shares granted. The value of a phantom share appreciates or depreciates from its USD 10 per share face value proportionate to the change in the appraised enterprise value of the subsidiary over the performance period. The value of an award is determined by multiplying the number of phantom share awards earned by the appraised value of a phantom share. Awards are earned and paid out ratably over a performance period of two to three years.

Impact of all share-based compensation systems.

The expense incurred for share-based compensation systems totaled EUR 96 million in the reporting year (2007: EUR 79 million; 2006: EUR 15 million). Provisions total EUR 138 million as of the balance sheet date (December 31, 2007: EUR 99 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43 Risk management, financial derivatives, and other disclosures on capital management.

Principles of risk management.

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

Currency risks.

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

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of Deutsche Telekom's exchange rate risk from ongoing operations is low. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the processing of international calls placed by Deutsche Telekom’s customers in Germany, plus payments for the procurement of handsets and payments for international roaming. Deutsche Telekom uses currency derivatives or currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

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

The currency sensitivity analysis is based on the following assumptions:

Major non-derivative monetary financial instruments (liquid assets, receivables, interest-bearing securities and/or debt instruments held, interest-bearing liabilities, finance lease liabilities, non-interest-bearing liabilities) are either directly denominated in the functional currency or are transferred to the functional currency through the use of derivatives. Exchange rate fluctuations therefore have no effects on profit or loss, or shareholders’ equity.

Non-interest-bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined by IFRS 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Interest income and interest expense from financial instruments are also either recorded directly in the functional currency or transferred to the functional currency by using derivatives. For this reason, there can be no effects on the variables considered in this connection.

In the case of fair value hedges designed for hedging currency risks, the changes in the fair values of the hedged item and the hedging instruments attributable to exchange rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to currency risks with an effect on profit or loss, or shareholders’ equity, either.

Cross-currency swaps are always assigned to non-derivative hedged items, so these instruments do not have any currency effects, either.

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

If the euro had gained (lost) 10 percent against the U.S. dollar and the pound sterling at December 31, 2008, the hedging reserve in shareholders' equity and the fair value of the hedging transactions would have been EUR 45 million lower (higher) (December 31, 2007: EUR 82 million lower (higher)). The hypothetical effect of EUR -45 million on profit or loss results from the currency sensitivities EUR/USD: EUR -31 million; EUR/GBP: EUR -14 million.

If the euro had gained (lost) 10 percent against all currencies at December 31, 2008, other financial income and the fair value of the hedging transactions would have been EUR 5 million lower (higher) (December 31, 2007: EUR 11 million lower (higher)). The hypothetical effect on profit or loss of EUR -5 million results from the currency sensitivities EUR/USD: EUR -31 million; EUR/GBP: EUR +14 million; EUR/PLN: EUR +13 million; EUR/HUF: EUR -1 million.

Interest rate risks.

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

Due to the derivative hedges, an average of 64 percent (2007: 63 percent) of the net financial liabilities in 2008 denominated in euros, 61 percent (2007: 55 percent) of those denominated in sterling, and 58 percent (2007: 65 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

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

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. As a consequence, these financial instruments are not exposed to interest rate risk, either.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Currency derivatives are not exposed to interest rate risks and therefore do not affect the interest rate sensitivities.

If the market interest rates had been 100 basis points higher (lower) at December 31, 2008, profit or loss would have been EUR 173 million (December 31, 2007: EUR 170 million) lower (higher). The hypothetical effect of EUR -173 million on income results from the potential effects of EUR -106 million from interest rate derivatives and EUR -67 million from non-derivative, variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2008, shareholders' equity would have been EUR 57 million (December 31, 2007: EUR 50 million) higher (lower).

Other price risks.

As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2008, Deutsche Telekom did not hold any material investments to be classified as available for sale.

Credit risks.

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

The solvency of the business with corporate customers, especially international carriers, is monitored separately. In terms of the overall risk exposure from the credit risk, however, the receivables from these counterparties are not so extensive as to justify extraordinary concentrations of risk.

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the balance sheet, including derivatives with positive market values. Except for the collateral agreements mentioned in Notes 17 and 24, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to a credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 181 million had been pledged as of the reporting date (December 31, 2007: EUR 206 million).

Liquidity risks.

Please refer to Note 25.

Hedge accounting.

Fair value hedges.

To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in EUR, GBP, and USD in the 2008 and 2007 financial years. Fixed-income bonds denominated in EUR, USD, and GBP were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the Euribor, USDLibor, or GBPLibor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

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

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR +660 million (2007: EUR +82 million) designated as fair value hedges at December 31, 2008. The remeasurement of the hedged items resulted in losses of EUR 695 million being recorded in other financial income in the 2008 financial year (2007: losses of EUR 115 million); the changes in the fair values of the hedging transactions resulted in gains of EUR 684 million (2007: gains of EUR 112 million) being recorded in other financial income/expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash flow hedges – interest rate risks.

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

The following table shows the contractual maturities of the payments, i.e., when those hedged items newly incorporated into a hedging relationship in 2008 will be recognized in profit or loss:

Start	End	Nominal volume:	Reference rate
		(millions of €)
January 29, 2010	January 29, 2014	500	3-month Euribor

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

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives of EUR -67 million (2007: net total of EUR +22 million) designated as hedging instruments for cash flow hedges at December 31, 2008. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in losses of EUR 86 million being recorded in the revaluation reserve in the 2008 financial year (2007: gains of EUR 21 million). Gains amounting to EUR 7 million recognized in shareholders' equity were transferred to other financial income/expense in the 2008 financial year (2007: gains of EUR 7 million).

Cash flow hedges – currency risks.

Deutsche Telekom entered into USD/EUR currency derivatives in 2008 to hedge the EUR equivalent of nominal receivables from a USD loan granted to a subsidiary. USD 1.61 billion are swapped against EUR 1.25 billion as nominal values. The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. This involves defining the performance of the hedged item as the independent variable and the performance of the hedging transaction as the dependent variable. The hedged item used is a hypothetical derivative in accordance with IAS 39.IG F.5.5. A hedging relationship is classified as effective when R2 > 0.96 and, depending on the actual realization of R2, factor b has a value between -0.85 and -1.17. In addition, an F-test was carried out to test the hedge effectiveness. The hedging relationship was effective as of the balance sheet date.

In the 2008 financial year, gains totaling EUR 146 million (2007: losses of EUR 140 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 89 million recognized in shareholders' equity were transferred to other financial income/expense in the 2008 financial year (2007: losses of EUR 4 million). Deutsche Telekom expects that, within the next twelve months, gains recognized in equity (hedging reserve) in the amount of EUR 6 million will be transferred to the income statement when payments are made. There was no material ineffectiveness of these hedges recorded as of the balance sheet date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had currency forwards in the net amount of EUR -13 million (2007: EUR -90 million) and cross-currency swaps of EUR +90 million designated as hedging instruments for cash flow hedges as of December 31, 2008.

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

	Net carrying amounts	Net carrying amounts
	December 31, 2008	December 31, 2007
	(millions of €)
Assets
Interest rate swaps
– Held for trading	99	81
– In connection with fair value hedges	660	131
– In connection with cash flow hedges	0	24
Currency forwards/currency swaps
– Held for trading	261	68
– In connection with cash flow hedges	34	0
Cross-currency swaps
– Held for trading	454	128
– In connection with cash flow hedges	90	0
Other derivatives in connection with cash flow hedges	3	25

Liabilities and shareholders’ equity
Interest rate swaps
– Held for trading	108	81
– In connection with fair value hedges	0	49
– In connection with cash flow hedges	67	2
Currency forwards/currency swaps
– Held for trading	277	51
– In connection with cash flow hedges	47	90
Cross-currency swaps held for trading	554	704
Embedded derivatives	35	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Disclosures on capital management.

The overriding aim of the Group’s capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the gearing ratio of net debt to shareholders' equity as shown in the consolidated balance sheet. Deutsche Telekom considers net debt to be an important measure for investors, analysts, and rating agencies. It is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The gearing remained almost constant year-on-year at 0.9 as of December 31, 2008. The target corridor for this indicator is between 0.8 and 1.2.

Calculation of net debt; shareholders' equity.

as of December 31 of each year	2008	2007
	(millions of €)
Bonds	34,302	32,294
Liabilities to banks	4,222	4,260
Liabilities to non-banks from promissory notes	887	690
Derivative financial liabilities	1,053	977
Lease liabilities	2,009	2,139
Other financial liabilities	974	502
Gross debt	43,447	40,862

Cash and cash equivalents	3,026	2,200
Available-for-sale/held-for-trading financial assets	101	75
Derivative financial assets	1,598	433
Other financial assets	564	918
Net debt	38,158	37,236

Shareholders’ equity in accordance with consolidated balance sheet [a]	43,112	45,245
a Prior-year figures adjusted due to application of IFRIC 12. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44 Related party disclosures.

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe ) and holds 31.70 percent (December 31, 2007: 31.70 percent) of the share capital of Deutsche Telekom AG. As the Federal Republic represents a solid majority at the shareholders' meeting despite its minority shareholding due to the average attendance at the shareholders' meeting, Deutsche Telekom is a dependent company of the Federal Republic. Therefore, the Federal Republic and the companies controlled by the Federal Republic are classified as related parties of Deutsche Telekom.

Federal Republic of Germany.

The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency’s responsibilities include the continuation of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost - VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG, and the Federal Agency. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2008 financial year, Deutsche Telekom made payments in the amount of EUR 55 million (2007: EUR 52 million, 2006: EUR 53 million). Payments are made according to the provisions of the Posts and Telecommunications Reorganization Act (please refer to Note 29).

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenue.

The Company’s Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out a loan of GBP 150 million with KfW Bankengruppe. The loan was extended at the normal market rate of interest which is based on Deutsche Telekom’s current rating. The loan has a remaining life of under two years.

Joint ventures and associates.

Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2008, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2007: EUR 0.1 billion; 2006: EUR 0.1 billion).

At December 31, 2008, the total amount of trade receivables from related companies was EUR 0.1 billion (December 31, 2007: EUR 0.0 billion). As of the same balance sheet date, the total amount of trade payables due to related companies decreased year-on-year and is immaterial from Deutsche Telekom’s point of view (2007: EUR 0.1 billion).

Related individuals.

No major transaction took place.

45 Compensation of the Board of Management and the Supervisory Board in accordance with § 314 HGB.

Compensation of the Board of Management.

The following information concerning the compensation of the Board of Management comprises the notes required by law under the German Commercial Code (please refer to § 314 HGB) as well as the information specified in the guidelines set out in the German Corporate Governance Code. Reporting on compensation of Board of Management members is based on German Accounting Standard (GAS) No. 17.

The Board of Management of Deutsche Telekom AG is currently comprised of seven members.

Dr. Manfred Balz was appointed to the Board of Management effective October 22, 2008. Dr. Karl-Gerhard Eick will leave the Company at his own request effective February 28, 2009, before his service contract expires. The Supervisory Board agreed to Dr. Eick's request to resign on that date at its meeting on December 2, 2008.

Board of Management compensation system and review.

The compensation of Board of Management members is comprised of various components. Under the terms of their service contracts, members of the Board of Management are entitled to annual fixed and annual variable performance-based remuneration, a long-term variable remuneration component (Mid-Term Incentive Plan), and fringe benefits and deferred benefits based on a company pension commitment. The structure of the compensation system and the appropriateness of compensation for the Board of Management are reviewed and established by the Supervisory Board at regular intervals.

Fixed remuneration, variable incentive-based remuneration and fringe benefits.

Total compensation is generally about two-thirds variable and one-third fixed if targets are achieved in full. The non-performance-based components are comprised of a fixed remuneration, fringe benefits and pension commitments, while the performance-based components are split into variable performance-based remuneration and a long-term incentive component.

Fixed remuneration is determined for all Board of Management members based on market conditions in accordance with the requirements of stock corporation law (for individual figures, please refer to the table "Total compensation").

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The annual variable performance-based remuneration of Board of Management members is based on the achievement of targets set by the General Committee of the Supervisory Board of Deutsche Telekom AG for each member of the Board of Management prior to commencement of the financial year. The set of targets is composed of corporate targets and personal targets for the individual members of the Board of Management, based on the parameters of EBITDA adjusted for special factors, free cash flow and customer satisfaction. The level of target achievement is determined by the General Committee of the Supervisory Board for the respective financial year (for detailed information, please refer to the table "Total compensation").

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

Arrangements in the event of termination of a position on the Board of Management.

The terms of the existing service contracts of the Board of Management members are linked to the term of appointment as a member of the Board of Management. If the Company is entitled to terminate the appointment as a Board of Management member without this also constituting cause for the simultaneous termination of the service contract under civil law, the Board of Management member shall be entitled to a contractually defined severance payment. This is calculated (subject to being discounted) on the basis of the imputed remaining term of appointment in the current term of office of the Board of Management (up to a maximum of 36 months) on the basis of 100 percent of the fixed annual remuneration and 75 percent of the variable remuneration based on an assumed 100 percent achievement of targets.

The service contracts for members of the Board of Management at Deutsche Telekom AG do not include any benefits in the event of the termination of a position on the Board of Management as as result of a change of control.

Service contracts for members of the Board of Management include a provision in case of premature termination without good cause allowing a compensation payment which, in line with the recommendations of the German Corporate Governance Code, is restricted to a maximum of two years' remuneration (severance cap) and may not exceed the remuneration due for the remaining term of the service contract.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Company pension entitlement.

The members of the Board of Management are entitled to a company pension based on their respective annual salaries. This means that Board of Management members receive a company pension based on a fixed percentage of their last fixed annual remuneration for each year of service rendered prior to their date of retirement. The key features of the pension plan for Board of Management members active in 2008 are described below:

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

The annual retirement pension is comprised of a base percentage (6 percent for René Obermann and Dr. Karl-Gerhard Eick, and 5 percent for the remaining Board of Management members) of the fixed annual remuneration upon termination of the service relationship multiplied by the eligible service period expressed in years.

After ten years of Board of Management membership, the maximum percentage of the pension level is achieved (60 percent or 50 percent, respectively). Pension payments are subject to a standard annual adjustment (3 percent for René Obermann and Dr. Karl-Gerhard Eick, or 1 percent for the remaining Board of Management members). In the event of a permanent inability to work (invalidity), the respective period of service through the scheduled end of the current period of appointment serves as the basis for the period of service eligible for calculating the pension. A “pension plan substitute” was agreed with Hamid Akhavan in lieu of a pension commitment due to his U.S. citizenship. The resulting annual payment for each full year of service rendered is included in the table "Total compensation" under "Other remuneration." Dr. Manfred Balz is not covered by the Board of Management pension entitlements described above. Dr. Manfred Balz's pension arrangements under his previous employment relationship (Deutsche Telekom AG capital account plan) remain in place.

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

Components with mid- and long-term incentives.

Mid-Term Incentive Plan.

Members of the Board of Management participate in the Deutsche Telekom AG Mid-Term Incentive Plan (MTIP) introduced in the 2004 financial year (please refer to the explanations regarding the MTIP under Note 42). Hamid Akhavan and Timotheus Höttges participate in the 2006 tranche as a result of their prior activities as members of the Board of Management of T-Mobile International AG.

The General Committee of the Supervisory Board found at its meeting on February 4, 2009 that the relative plan target for the 2006 tranche of the MTIP had been achieved. Consequently, 50 percent of the award amount for the 2006 tranche will be paid out in 2009.

Incentive-based compensation from the MTIP.

			Total expense for share-based payments 2008		Total expense for share-based payments 2007
	2008 MTIP	2008 MTIP		2007 MTIP
	Maximum award amount	Fair value at grant date		Maximum award amount
	(€¹)
René Obermann	750,000	116,738	444,591	750,000	97,580
Dr. Karl-Gerhard Eick	630,000	98,060	439,520	596,250	84,737
Hamid Akhavan	480,000	74,712	275,023	480,000	61,626
Dr. Manfred Balz²	168,000	26,149	122,830	0	0
Reinhard Clemens	420,000	65,373	44,580	0	0
Timotheus Höttges	450,000	70,043	240,435	450,000	56,264
Thomas Sattelberger	515,000	80,160	152,452	457,778	35,529

	3,413,000	531,235	1,719,431	2,734,028	335,736
¹	Fair value calculated using the so-called Monte Carlo model.
²	Dr. Manfred Balz still participated in the 2007 and 2008 tranches of the MTIP due to his previous position as General Counsel of Deutsche Telekom AG.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2001 Stock Option Plan.

The Company’s 2001 Stock Option Plan was terminated by resolution of the shareholders’ meeting of May 18, 2004. No stock options were issued for members of the Group Board of Management as of the 2002 financial year.

Hamid Akhavan, Timotheus Höttges and René Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan as a result of their prior activities at T-Mobile. Dr. Manfred Balz still participates in the Stock Option Plan as a result of his previous position as General Counsel of Deutsche Telekom AG.

The stock options that have been granted can be exercised under the terms of the stock option plans. However, no options have yet been exercised. The number of stock options held by the Board of Management members active in the 2008 financial year is unchanged year-on-year.

The number of stock options is shown in the following table:

Incentive-based compensation from stock option plans.

		Number of options 2001 SOP 2001 tranche	Value of options on issue (2001) (€)	Number of options 2001 SOP 2002 tranche	Value of options on issue (2002) (€)	Weighted average exercise price of stock options

René Obermann	2008	48,195	4.87	28,830	3.79	€ 23.40
	2007	48,195		28,830
Dr. Karl-Gerhard Eick	2008	163,891	4.87	0	0.00	€ 30.00
	2007	163,891		0
Hamid Akhavan	2008	0	0.00	19,840	3.79	€ 12.36
	2007	0		19,840
Dr. Manfred Balz.	2008	32,130	4.87	17,360	3.79	23.81
	2007	32,130		17,360
Reinhard Clemens	2008	0	0.00	0	0.00	0.00
	2007	0		0
Timotheus Höttges	2008	0	0.00	17,050	3.79	12.36
	2007	0		17,050
Thomas Sattelberger	2008	0	0.00	0	0.00	0.00
	2007	0		0
Total¹	2008	244,216		83,080
	2007	244,216		83,080

¹   Dr. Manfred Balz still participated in the Stock Option Plan before being appointed to the Board of Management due to his previous position as General Counsel of Deutsche Telekom AG. His inclusion in the above table led to a year-on-year increase in the number of options issued for members of the Board of Management, as Dr. Balz was not a member of the Board of Management in 2007.

The range of exercise prices of René Obermann’s and Dr. Manfred Balz's options varies between EUR 12.36 and EUR 30.00.

Due to the fact that the remaining members of the Board of Management only participate in one tranche of the stock option plan, no range need be stated.

The average remaining term of the outstanding options for Board of Management members as of December 31, 2008 is 2.9 years.

Please also refer to the explanations regarding stock option plans under Note 42.

Board of Management compensation for the 2008 financial year.

In reliance on legal requirements and other guidelines, a total of EUR 14,910,486 (2007: EUR 11,549,061) is reported in the following table as compensation for the 2008 financial year for the current members of the Board of Management. This compensation comprises fixed annual remuneration, other benefits, non-cash benefits, remuneration in kind, variable remuneration for the 2008 financial year and the fair value of the 2008 MTIP at the grant date. The pension expense resulting from the company pension plan is shown as service costs. All other remuneration is totally unrelated to performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
When comparing figures year-on-year, it should be noted that Reinhard Clemens and Thomas Sattelberger are included as members of the Board of Management for a full twelve months for the first time in 2008 and that the number of members of the Board of Management has increased from six to seven. Moreover, regarding the figures for the prior year it should be noted that the members of the Board of Management active in 2007 waived part of their remuneration in connection with the spin-off of the T-Service companies, whereby ordinary members of the Board of Management waived one month's fixed basic remuneration and the Chairman of the Board of Management, in view of his particular responsibility, waived two months' basic remuneration.

Total compensation.

The compensation of the Board of Management is shown in detail in the following table:

		Fixed annual remuneration	Other remuneration	Variable remuneration	MTIP (Fair value at grant date)	Total	Service costs
		(€)
René Obermann	2008	1,250,000	86,262	1,762,500	116,738	3,215,500	495,302
	2007	1,041,667	224,480	1,375,000	16,981	2,658,128	745,770
Dr. Karl-Gerhard Eick	2008	1,054,375	49,290	1,513,028	98,060	2,714,753	704,526
	2007	915,625	56,529	1,098,281	13,500	2,083,935	819,060
Hamid Akhavan	2008	800,000	613,588¹	1,178,400	74,712	2,666,700	0
	2007	733,333	608,693	934,000	10,868	2,286,894	0
Dr. Manfred Balz.	2008	127,742	4,641	122,485	26,149	281,017	117,570
(from October 22, 2008)	2007	0	0	0	0	0	0
Reinhard Clemens	2008	650,000	33,463	1,106,250	65,373	1,855,086	261,469
	2007	54,167	0	68,750	0	122,917	32,881
Timotheus Höttges	2008	750,000	24,506	1,116,000	70,043	1,960,549	204,936
	2007	687,500	20,482	825,000	10,189	1,543,171	345,366
Thomas Sattelberger	2008	800,000	44,221	1,292,500	80,160	2,216,881	948,713
	2007	484,588	1,328,742	671,302	10,365	2,494,997	2,095,720
Total	2008	5,432,117	855,971	8,091,163	531,235	14,910,486	2,732,516
	2007[2]	3,916,880	2,238,926	4,972,333	61,903	11,190,042	4,038,797

¹
In addition to the pension substitute paid to Hamid Akhavan due to his U.S. citizenship, he also receives a monthly lump-sum payment to compensate for different tax regulations in Germany and the United States.

[2]	Compensation of Board of Managment members who left the Company in the course of 2007 is no longer included in the table.

The additions to provisions for pensions recognized in 2008 amounted to EUR 3,236,348 (2007: EUR 4,887,064). This amount includes service costs of EUR 2,732,516 (2007: EUR 4,483,266) and interest costs of EUR 503,832 (2007: EUR 403,798).

At December 31, 2008, there was a legal obligation to pay Lothar Pauly, a member of the Board of Management who left the Company in the previous year, the sum of EUR 2,242,188.

No member of the Board of Management received benefits or corresponding commitments from a third party for his activity as a Board of Management member during the past financial year.

Former members of the Board of Management.

A total of EUR 4,140,947 (2007: EUR 15,014,605) was recorded for payments to and entitlements for former members of the Board of Management and their surviving dependents.

Provisions totaling EUR 78,477,282 (December 31, 2007: EUR 72,675,181) were recognized for current pensions and vested rights to pensions for this group of persons and their surviving dependents in accordance with IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other.

The Company has not extended any loans to current or former Board of Management members.

Compensation of the Supervisory Board.

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

The total remuneration of the members of the Supervisory Board in 2008 amounted to EUR 1,124,226.64 (plus VAT).

No loans were granted to the members of the Supervisory Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The compensation of the individual members of the Supervisory Board for 2008 is as follows:

Member of the Supervisory Board	Fixed remuneration including attendance fee	Short-term variable	Total (net)	Imputed long-term remuneration entitlement[a]
	(€)
Asmussen, Jörg (since July 1, 2008)	16,000.00	0.00	16,000.00	9,000.00
Becker, Hermann Josef (since Jan. 1, 2008)	43,600.00	0.00	43,600.00	24,000.00
Brandl, Monika	22,000.00	0.00	22,000.00	12,000.00
Bury, Hans Martin (since May 15, 2008)	28,666.66	0.00	28,666.66	16,000.00
Falbisoner, Josef	21,800.00	0.00	21,800.00	12,000.00
Dr. von Grünberg, Hubertus	31,600.00	0.00	31,600.00	18,000.00
Guffey, Lawrence H.	43,200.00	0.00	43,200.00	24,000.00
Hocker, Ulrich	21,800.00	0.00	21,800.00	12,000.00
Holzwarth, Lothar[b]	23,400.00	0.00	23,400.00	12,960.00
Kallmeier, Hans-Jürgen (since Oct. 15, 2008)	5,400.00	0.00	5,400.00	3,000.00
Kühnast, Sylvia	22,000.00	0.00	22,000.00	12,000.00
Prof. Dr. Lehner, Ulrich (since Apr. 17, 2008, Chairman since Apr. 25, 2008)	55,900.00	0.00	55,900.00	31,500.00
Litzenberger, Waltraud	33,200.00	0.00	33,200.00	18,000.00
Löffler, Michael	22,000.00	0.00	22,000.00	12,000.00
Matthäus-Maier, Ingrid (until Sept. 30, 2008)	16,200.00	0.00	16,200.00	9,000.00
Dr. Mirow, Thomas (until June 30, 2008)	16,600.00	0.00	16,600.00	9,000.00
Dr. Overlack, Arndt (from Mar. 6, 2008 until Apr. 16, 2008)	3,333.33	0.00	3,333.33	2,000.00
Prof. Dr. Reitzle, Wolfgang	21,200.00	0.00	21,200.00	12,000.00
Prof. Dr. von Schimmelmann, Wulf	21,200.00	0.00	21,200.00	12,000.00
Dr. Schlede, Klaus G. (until May 15, 2008)	31,449.99	0.00	31,449.99	18,150.00
Schröder, Lothar (Deputy Chairman)[c]	75,400.00	0.00	75,400.00	42,000.00
Dr. Schröder, Ulrich (since Oct. 1, 2008)	5,600.00	0.00	5,600.00	3,000.00
Sommer, Michael	21,200.00	0.00	21,200.00	12,000.00
Walter, Bernhard	58,200.00	0.00	58,200.00	33,000.00
Wegner, Wilhelm (until Sept. 30, 2008)	48,400.00	0.00	48,400.00	27,000.00
Dr. Zumwinkel, Klaus (Chairman until Feb. 27, 2008)	12,266.66	0.00	12,266.66	7,000.00
Total	721,616.64	0.00	721,616.64	402,610.00
a In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2010 would equal that in 2008. Based on this assumption, each ordinary member is entitled to EUR 12,000.00 for the total year for the period 2007 to 2010. Upon application of the multiplying factor, the provision amount totals EUR 402.610,00.

b Lothar Holzwarth received compensation of EUR 8,000.00 from T-Systems Business Services GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2008 financial year for a mandate as member of the supervisory board of this company.

c Lothar Schröder received compensation of EUR 17,600.00 from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for the 2008 financial year for a mandate as member of the supervisory board of this company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46 Declaration of conformity with the German Corporate Governance Code in accordance with § 161 AktG.

In accordance with § 161 AktG, the Board of Management and the Supervisory Board of Deutsche Telekom AG have submitted the mandatory declaration of conformity and made it available to shareholders on Deutsche Telekom AG’s website.

47 Events after the balance sheet date.

OTE shareholders' meeting.

The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. It cannot be ruled out that this resolution by the shareholders may be declared invalid by a court, in the event that other shareholders successfully file rescission suit against this resolution. At this point of time, it is impracticable to state the carrying amounts and the fair values of the acquired assets, liabilities and contingent liabilities of OTE at the acquisition date. For further details on the acquisition of OTE, please refer to Note 23 "Investments accounted for using the equity method."

Deutsche Telekom issues an eight-year bond of EUR 2 billion.

In January 2009, Deutsche Telekom issued a bond of EUR 2 billion via its financing subsidiary, Deutsche Telekom International Finance B.V., Amsterdam. It has a coupon of 6 percent p.a. At an issue rate of 99.808 percent, this corresponds to a mark-up of 2.65 percent above the eight-year interbank rate (mid-swap). The transaction was very successful with orders for more than EUR 5 billion. With more than 400 orders, it was possible to place the bond with a wide range of investors.

48 Auditors’ fees and services in accordance with § 314 HGB.

The following table provides a breakdown of auditing fees recognized as expenses in the 2008 financial year:

PricewaterhouseCoopers Aktiengesellschaft.

2008

(millions of €)
Professional fees for audits	9
Professional fees for other accounting services	7
Tax consulting fees	0
Other professional fees	6
Total	22

Ernst & Young AG

2008

(millions of €)
Professional fees for audits	6
Professional fees for other accounting services	15
Tax consulting fees	1
Other professional fees	0
Total	22

Professional fees for audits include in particular fees for the statutory auditing of annual and consolidated financial statements as well as fees for other auditing services provided, in particular in connection with the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

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

Other professional fees mainly relate to consulting services and assistance in connection with the Company’s compliance with requirements stipulated by the Federal Network Agency other authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)