Form 20-F
period 2009-12-31
DEUTSCHE TELEKOM AG
filed 2010-02-25
CIK 946770

As filed with the Securities and Exchange Commission on February 25, 2010
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Form 20-F
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission file number 001-14540
Deutsche Telekom AG
(Exact Name of Registrant as Specified in its Charter)
Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)
Friedrich-Ebert-Allee 140, 53113 Bonn, Germany
(Address of Registrant’s Principal Executive Offices)
Dr. Guillaume Maisondieu
Deutsche Telekom AG
Friedrich-Ebert-Allee 140, 53113 Bonn, Germany
+49-228-181-0
Guillaume.Maisondieu@telekom.de
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
Ordinary Shares, no par value: 4,361,319,993 (as of December 31, 2009)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes☐ No ☒
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
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
       Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No☒
*Not for trading, but only in connection with the registration of American Depositary Shares.

i

Item 10.	Additional Information	171
	Articles of Incorporation	171
	Exchange Controls	177
	Taxation	178
	German Taxation	180
	U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989	180
	Documents on Display	183
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	184
	Risk Identification and Analysis	184
	Foreign Exchange Rate Risk	184
	Interest Rate Risk	185
	Changes in Market Risk Exposure in 2009 Compared to 2008	186
Item 12.	Description of Securities Other than Equity Securities	187
	American Depositary Shares	187

	PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	189
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	189
Item 15.	Controls and Procedures	189
Item 16A.	Audit Committee Financial Expert	191
Item 16B.	Code of Ethics	191
Item 16C.	Principal Accountant Fees and Services	191
Item 16D.	Exemptions from the Listing Standards for Audit Committees	192
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	192
Item 16F.	Change in Registrant’s Certifying Accountant	192
Item 16G.	Corporate Governance	193
	PART III
Item 17.	Financial Statements	196
Item 18.	Financial Statements	196
	Report of Independent Registered Public Accounting Firms as of December 31, 2009, 2008 and 2007 and for each of the three years in the period ended December 31, 2009	F-2
	Consolidated Statement of Financial Position as of December 31, 2009, 2008 and 2007	F-3
	Consolidated Income Statement for the three years ended December 31, 2009	F-4
	Consolidated Statement of Comprehensive income for the three years ended December 31, 2009	F-5
	Consolidated Statement of Changes in Equity as of December 31, 2009, 2008 and 2007	F-6
	Consolidated Statement of Cash Flows for the three years ended December 31, 2009	F-8
	Notes to the Consolidated Financial Statements	F-9
Item 19	Exhibits	197

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

        ·    our shareholder remuneration policy and the payment of dividends and/or conduct of possible share repurchases;

•	the possible outcomes and effects of litigation, investigations, contested regulatory proceedings and other disputes;

•	future general telecommunications sector and macroeconomic growth rates; and

•	our future revenues, expenditures and performance.

Forward-looking statements generally are identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “plan,” “will,” “will continue,” “seek,” “outlook,” “guidance” and similar expressions. The “Risk Factors” discussion in Item 3, the “Management Overview” and “Outlook” discussion in Item 5, the "Dividend Policy" discussion in Item 8 and the “Quantitative and Qualitative Disclosures about Market Risk” discussion in Item 11, in particular, contain numerous forward-looking statements, although such statements also appear elsewhere in this Annual Report.

Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among others:

•	changes in general economic and business conditions, including a continuous deterioration in the economic environment, in the markets in which we and our subsidiaries and associated companies operate;

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

•	our ability to achieve cost savings and realize productivity improvements, particularly with respect to our workforce-reduction initiatives, while at the same time enhancing customer service quality;

•	our ability to attract and retain qualified personnel, particularly in view of our cost reduction efforts;

•	concerns over health risks associated with the use of wireless mobile devices and other health and safety risks related to radio frequency emissions;

•	risks of infrastructure failures or damage due to external factors, including natural disasters, intentional wrongdoing, sabotage, acts of terrorism or similar events;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	risks and uncertainties relating to the benefits anticipated from our international expansion, including in the United States;

•	risks and costs associated with integrating our acquired businesses and with selling or combining businesses or other assets;

•	the progress of our domestic and international investments, joint ventures, partnerships and alliances;

•	the effects of foreign exchange rate fluctuations, particularly in connection with subsidiaries operating outside the euro zone;

•	instability and volatility in worldwide financial markets;

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
If these factors or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance and future actions may materially differ from those expressed or implied by forward-looking statements. We can offer no assurance that our estimates or expectations will be achieved or that we will be able to achieve our policy aims. When reviewing forward-looking statements contained in this document, investors and others should carefully consider the foregoing factors, as well as other uncertainties and events and their potential impact on our operations and businesses.

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

The selected consolidated financial information as of and for each of the five years ended December 31, 2005 through 2009 are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“E&Y”) and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”).

Selected Consolidated Financial Data of the Deutsche Telekom Group
	% Change 2009/2008(1)(2)	2009	2008	2007	2006	2005
	(billions of €, except as otherwise indicated)
Income Statement Data
Net revenues	4.8	64.6	61.7	62.5	61.3	59.6
Domestic	(2.9)	28.0	28.9	30.7	32.4	34.2
International	11.6	36.6	32.8	31.8	28.9	25.4
Profit from operations	(14.6)	6.0	7.0	5.3	5.3	7.6
Profit attributable to owners of the parent	(76.2)	0.4	1.5	0.6	3.2	5.6
Statement of Financial Position
Total assets	3.8	127.8	123.1	120.7	130.2	128.5
Total financial liabilities (in accordance with the consolidated statement of financial position)	9.9	51.2	46.6	42.9	46.5	46.7
Shareholders’ equity	(2.7)	41.9	43.1	45.2	49.7	48.6
Cash Flow Data(3)
Net cash from operating activities	2.8	15.8	15.4	13.7	14.2	15.1
Net cash used in investing activities	24.0	(8.6)	(11.4)	(8.1)	(14.3)	(10.1)
Net cash used in financing activities	(65.4)	(5.1)	(3.1)	(6.1)	(2.1)	(8.0)
Ratios and Selected Data
Additions to intangible assets (including goodwill) and property, plant and equipment	13.3	11.5	10.1	9.1	13.4	11.1
Capital expenditures(3)	(5.7)	(9.2)	(8.7)	(8.0)	(11.8)	(9.3)
Number of employees averaged over the year (full-time employees excluding trainees) (thousands)	9.7	258	235	244	248	244
Revenues per employee (thousands of euro)(4)	(4.5)	250.8	262.5	256.5	246.9	244.3
Earnings per share/ADS—basic and diluted euro)(5)	(76.5)	0.08	0.34	0.13	0.74	1.31
Weighted average number of ordinary shares outstanding (basic) (millions)	0.0	4,340	4,340	4,339	4,353	4,335
Total number of ordinary shares at the reporting date (millions)	0.0	4,361	4,361	4,361	4,361	4,198
Dividend per share/ADS (euro)(5)(6)	0.0	0.78	0.78	0.78	0.72	0.72
Dividend per share/ADS (U.S. dollar)(5)(6)(7)	2.8	1.12	1.09	1.21	0.98	0.91

(1)	Percentage change based on figures expressed in millions.
(2)
In this Annual Report, increases in the size of negative numbers are expressed in percentage terms with negative percentage amounts, and decreases in the size of negative numbers are expressed with positive percentage amounts.

(3)	In accordance with the statement of cash flows.
(4)	Calculated on the basis of the average number of employees for the year, excluding trainees, apprentices and student interns.
(5)	ADS refers to the Deutsche Telekom’s American Depositary Shares, which are traded on the New York Stock Exchange, NYSE. One ADS corresponds to one ordinary share of Deutsche Telekom AG.
(6)
Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid. The proposed 2009 dividend per share amounts are subject to approval by the shareholders at the annual shareholders’ meeting.

(7)
Dividend amounts have been translated into U.S. dollars (using exchange rates published by the European Central Bank) for the relevant dividend payment date, which occurred during the second quarter of the following year, except for the 2009 amount, which has been translated using the applicable rate on December 31, 2009. As a result, the actual U.S. dollar amount at the time of payment may vary from the amount shown here.

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

So that you may more easily ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows, for the periods indicated, the average, high and low exchange rates for euros, expressed in U.S. dollars per EUR 1.00, as published by the European Central Bank:

Year or Month	Average (1)	High	Low
	(in $ per €)
2005	1.2380
2006	1.2630
2007	1.3797
2008	1.4726
2009	1.3963
2009
August	-	1.4410	1.4072
September	-	1.4783	1.4220
October	-	1.5020	1.4537
November	-	1.5083	1.4658
December	-	1.5120	1.4276
2010
January	-	1.4563	1.3966
February (through February 23)	-	1.3984	1.3519

(1)	The average of the exchange rates on the last business day of each month during the relevant period.

On February 23, 2010, the exchange rate was USD 1.377 per EUR 1.00.

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

Our business is influenced by general economic conditions in Germany, Europe and the United States. The economic outlook for 2010 signals a slight recovery, including in our largest markets in Europe and the United States, but the global economic situation remains fragile.

A continuous deterioration in the economic environment could have an adverse effect on the level of demand by our individual customers for our products and services and the willingness of our business customers to invest in information and communications technology (ICT). This could, in turn, jeopardize the attainment of our growth targets, such as those relating to multimedia services in mobile telecommunications, or those relating to broadband products and services based on digital subscriber line (DSL) technology.

Because we operate in heavily regulated business environments, decisions that regulatory authorities impose on us restrict flexibility in managing our business and may force us to offer services to competitors, or reduce the prices we charge for our products and services, either of which could have a material negative impact on our revenues, profits and market shares.

We are subject to strict regulation in all of our fixed-line and mobile markets in Europe and the United States. Government agencies regularly intervene in the offerings and in the pricing of our fixed-line and mobile products and services. Regulation can impede our ability to grow and to react to the initiatives of competitors and technological change.

Amendments to the EU Telecommunications Framework entered into force on December 17, 2009. Whether the revised regulatory framework will increase or decrease the regulatory burden on us will depend on the manner in which revised directives are subsequently implemented in the EU Member States, and how the revised regulatory framework will be applied by the respective National Regulatory Authorities.

In June 2009, the European Commission also proposed a draft recommendation on regulated access to Next Generation Access Networks, or NGA, such as access to new and existing ducts, civil engineering structures and other elements which are not active and necessary for the roll-out of fiber-based telecommunications infrastructure. The objective of the recommendation is to regulate fiber-based telecommunications infrastructure and access. If this recommendation is implemented as currently drafted may cause a decrease in our revenues and may impact the extent and timing of our NGA build-out.

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

Mobile Telecommunications Operations

Regulatory authorities supervise our mobile telecommunications operations in the countries in which we operate. We expect a tightening of regulatory control in the area of mobile telecommunications, with a probable negative effect on pricing and revenues, for example as a result of further reductions in international roaming charges for the wholesale and retail voice market, international data and SMS roaming charges, call termination charges and possible access regulation in some markets. In Europe, national regulatory authorities and various EU bodies have the power to regulate based on market investigations or reviews.

With respect to international roaming charges for the wholesale and retail voice market, a European Union-wide regulation, valid until June 2010, is presently in place. On July 1, 2009, a new EU roaming regulation came into force and expanded the existing regulation to non-voice roaming services until June 30, 2012. Besides additional reduction of wholesale and retail voice roaming tariffs, SMS roaming charges were reduced and furthermore, price caps for wholesale data roaming tariffs and additional transparency measures have been introduced. This expansion of existing regulation has an additional negative effect on our roaming revenues.

Mobile call termination charges are also subject to regulatory measures in countries with mobile telecommunications operations that can have a negative effect on revenues. Various reviews of call termination rates and court proceedings relating to regulatory measures are pending in several of those markets. The European Commission intends to further reduce the termination rates significantly and has therefore issued a recommendation that defines details for the calculation of termination rates by the National Regulatory Authorities. The recommendation neglects significant parts of the costs of mobile operators in the termination rate calculation. Despite these serious negative consequences for the mobile industry the recommendation was adopted in May 2009. If the European Commission were to further reduce termination rates, it may have an adverse effect on the profitability of our mobile-telecommunications operations in Europe.

Our operations in the United States are regulated primarily by the Federal Communications Commission (FCC) and by various other federal, state and local governmental agencies. These governmental agencies may also exercise jurisdiction over mobile telecommunications operators. The FCC is continually considering whether to establish new rules and policies, many of which, if implemented could impose significant costs and burdens on our business. The most significant areas of concern include whether the FCC makes available additional spectrum for next generation wireless offerings in a reasonable timeframe and ensures that existing spectrum holdings remain free and clear of any radio interference concerns. The FCC is also considering imposing new “net neutrality” regulations on wireless carriers that could, depending on how they are defined, restrict a carrier’s ability to manage its network. In addition, many state and local governments regulate various aspects of wireless operations, affecting our business practices and the carrier-customer relationship.  In particular, consumer regulation at the federal or state level can impact a variety of carrier practices in this area including for example early termination fees, trial periods, billing practices and marketing. Any state or federal regulation could have a potentially adverse effect on our mobile telecommunications business in the United States, as would any failure to comply with applicable regulations. Some U.S. states have taken actions to regulate various aspects of wireless operations including customer billing, termination of service arrangements and advertising. Any of those agencies could adopt regulations or take other actions that could adversely affect our business. If we fail to comply with applicable regulations, we may be subject to sanctions, which may have an adverse effect on our mobile telecommunications business in the United States.

Fixed-Network Operations

We believe that, for the foreseeable future, the Federal Network Agency is likely to consider us a provider with significant market power in various German markets for public voice telephony services in the fixed-line network and in other markets, including most of those in which we held monopoly rights in the past. Access and price regulation apply primarily to telecommunications services that are considered to involve an operator with "significant market power." As a result, we expect that the strict regulatory provisions of the German Telecommunications Act relating to providers with significant market power will continue to be applied to our activities in those markets. Considering that in many markets our competitors are unlikely to gain significant market power in the near future, we expect that we will have to compete in important markets with providers not subject to these regulatory obligations. Therefore, these competitors may be expected to have more flexibility than we have in terms of the types of services offered and customers served, pricing and the granting of network access.

We are required to offer an Internet Protocol (IP) Bitstream Access product in the wholesale-market and are therefore required to offer unbundled broadband access to competitors since April 2008. According to the key elements of the draft market analysis and regulatory order on bitstream access published on October 21, 2009, the Federal Network Agency intends to rely on ex-post regulation but will expand the scope of regulation to include all wholesale bitstream access products, including also new VDSL wholesale services and including the transfer of traffic to a minimum of one point of presence (PoP) whereas until today, a carrier must connect to 73 PoP in order to provide BSA-based retail services on a nationwide basis. The final adoption of this market analysis and regulatory order is expected in the first quarter of 2010.

According to a regulatory order, we must grant access to competitors to ducts and street cabinets. The replication of VDSL products, in particular by our competitors using their own infrastructures, is therefore being made easier at our expense. This will have a negative impact on our revenue and results of operations, even if we offer our competitors a VDSL product on a voluntary basis. The Federal Network Agency specified the obligations concerning access to cable ducts, dark fiber and co-location within street cabinets on December 4, 2009. We applied for corresponding tariffs in mid-January 2010 and expect a decision in the first quarter of 2010 regarding prices relating to access to ducts and collocation within the street cabinets.

We are involved in a number of pending legal proceedings regarding decisions of the Federal Network Agency that concern access charges relating to the local loop. Unbundled local loop charges for monthly rental, as determined by the Federal Network Agency for the period from February 1999 to March 2001, were revoked. The Court criticized the Federal Network Agency’s calculation method for unbundled local loop costs. The Court ruling concerning unbundled local loop charges for the period from 1999 to 2001 became effective in October 2009. As a result, the Federal Network Agency must now decide again on our rate approval applications of 1999. Unbundled local loop charges for monthly rental as well as for one-off services, as determined by the Federal Network Agency for the period April 2001 to March 2003, were also revoked by the Cologne Administrative Court. These rulings are not yet effective due to pending claims of the Federal Network Agency and Deutsche Telekom at the German Federal Administrative Court. It is not possible at present to estimate whether these decisions will require Deutsche Telekom to make payments or price adjustments and if so, in what amount.

Our fixed-line subsidiaries in Southern and Eastern Europe are subject to regulatory provisions and risks that are similar to those affecting our fixed-line operations in Germany. For example, we are designated an operator with significant market power in most fixed-line markets in which we operate, including in Hungary, Slovakia, Croatia and Greece. The provision of telecommunications services in Greece is subject to regulation based on European Union legislation, competition law and ex-ante sector-specific regulation transposed in 2006 in the Greek Telecommunications Law. A second round of analysis of the markets for wholesale broadband access and wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location was concluded by in the Greek NRA in July 2009. The Greek NRA defined the Hellenic Telecommunications Organization S.A., (" OTE") as having significant market power and imposed additional obligations.  The business impact of increased regulation on our subsidiaries in Southern and Eastern Europe will depend on the way in which national regulatory authorities use their powers, and the extent to which our competitors take advantage of regulatory decisions designed to foster increased competition.

For further information regarding the matters discussed above and other aspects of the regulatory environments to which our businesses are subject, see “Item 4. Information on the Company – Regulation” and “Item 8. Financial Information – Legal Proceedings.”

We face intense competition in all areas of our business, which could lead to reduced prices for our products and services and a decrease in market share in certain service areas, thereby adversely affecting our revenues and net profit.

Germany

In Germany, fixed-line network voice telephony service revenues and prices have continued to decline, primarily due to intense competition and adverse decisions imposed by the national regulation authorities, and also due to customers’ ongoing substitution of mobile telecommunications and VoIP services for fixed-line usage.

Due to competitive pressures from cable operators, mobile operators and fixed-line carriers, we continued to lose market share in 2009. We expect a further increase in competition from cable operators, in particular, offerings of product bundles for telephone and broadband access lines, which are increasingly offered in more regions throughout Germany. Furthermore, the switch of mobile operators’ focus from pure mobile services towards fixed-line offerings, regulatory actions by the Federal Network Agency and the increasing quality and acceptance of VoIP services will increase pressure on our market shares, revenues and margins.

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

The German markets for Internet access and portal services, especially within the broadband market, have been, and will continue to be, highly competitive and are increasingly saturated. Prices for broadband flat rates have been steadily declining. Our future competitive position in the broadband/fixed-network business in Germany will be affected by pricing, network speed and reliability, services offered, customer support and its ability to be technologically adept and innovative. The regulatory environment can also exert a significant influence on the level of competition. We expect that our competitors will continue to pursue new broadband customers aggressively. In the market for portal services and content, competition is also intense due to low barriers to entry. In addition, a weaker economy may increase pressure on our revenues and margins in these markets. Furthermore, recent regulatory decisions have required us to offer to our competitors an IP Bitstream Access product, which enables our competitors to expand their operations throughout Germany without building their own infrastructure.

Part of the challenge in the fixed-network business in Germany continues to be the improvement of our reputation for customer service while implementing cost-saving measures. If we do not continue to improve our customer service sustainably, there is a risk that we might not stop our overall continuing loss of fixed-network customers in the German market.

Competition in the German mobile telecommunications segment with established players such as Vodafone, E-Plus and O2 is intensive and can be expected to increase further in the future. Growing competition is also fostered by resellers and “no-frills” operators, offering discount rates without significant minimum-contract term obligations. With our “Congstar” brand, we also participate in this market, primarily as a measure to prevent churn from our established “T-Mobile” premium brand.

In terms of the mobile share of “total telecommunications minutes”, Germany consistently lags behind the European average. Although the number of “mobile minutes” is still growing in Germany, the respective growth rates are constantly declining since early 2008. This makes it all the more difficult to compensate price declines by higher usage.

As the German market for mobile telecommunications has become increasingly saturated (we believe the overall penetration rate to be well above 100%), the focus of competition has been shifting from customer acquisition to customer retention, and increasing the quality and value of existing customers. Accordingly, if we are unable to offer increased quality and better value to our customers, our market share and revenues may not grow as we have anticipated in our plans.

United States

In the United States, each of T-Mobile USA’s three main national competitors – AT&T, Verizon Wireless and Sprint/Nextel – is significantly larger than T-Mobile USA. Their scale could afford them significant structural and competitive advantages in this market. This situation presents T-Mobile USA with a long-term challenge to compete effectively in terms of pricing, products, coverage and the introduction of new technologies and services. Intense competition from various regional and other small national operators also exists in T-Mobile USA’s markets. Partly, these competitors operate on alternative business models within the traditional wireless space that pose potential to negatively affect T-Mobile USA’s ability to attract and retain customers, such as low-cost unlimited prepaid offerings (offered by, e.g., regional carriers Leap and MetroPCS, as well as Boost).

In addition to traditional competitors, the entrance and influence of non-wireless carriers, such as manufacturers, service providers and cable providers, could cause further pressure on the wireless industry and T-Mobile USA.

The incumbent wireless industry is experiencing disruptive innovation on many fronts. For example, Apple transformed the device market with the launch of the iPhone, and Clearwire hopes to transform the market with fixed mobile convergence.  As wireless networks open in response to consumer demand (and threatened legislative/regulatory actions) and diverse industries converge on the wireless communications industry, the era of limited choices (walled gardens controlled by incumbent wireless carriers) will increasingly shift to a new era of an abundance of options in devices, providers, and services.  This dynamic environment poses opportunity for companies who identify and recognize opportunities within the threats, although a significantly higher level of inherent risk comes with dynamism than with a stable industry landscape.

Despite the continued difficult economic context, the wireless industry is faring better than most industries (wireless spending is becoming less discretionary in the U.S.), but the industry is not immune from the cost-reduction efforts of consumers and changes in consumer credit-worthiness.  As the overall drop in customer growth intensifies, and price competition also in the Contract area becomes more perceptible, a comprehensive 3G coverage and attractive “smartphone” offerings will be key to T-Mobile USA’s sustained commercial success.

Since T-Mobile USA is a significant contributor to our overall revenues and customer growth, a further slowdown or decline in the business of T-Mobile USA could have a material adverse effect on the attainment of the growth targets and profitability of our Group as a whole.

Europe

Competition in the European mobile telecommunications markets run by our Europe operating segment is intense and can be expected to increase in the future. Growing competition results, in part, from the market entry of low cost carriers, such as mobile virtual network operators, or MVNOs, which use the networks of other operators at volume discounts, and from market consolidation. If prices for mobile telecommunications services continue to decline through competition and/or regulation more than anticipated and this decline is not compensated for by higher usage, planned objectives may not be achieved. In addition, mobile network operators’ expansion of product offerings into the fixed-line sector may result in a competitive disadvantage for our mobile telecommunications operations in countries in which we offer only mobile communications services. Moreover, technologies such as W-LAN, WiMax and Voice over Internet Protocol (VoIP), which can be used with existing hardware and platforms, could drive voice and data traffic from mobile networks, which could lead to significant price and revenue reductions.

As European markets have become increasingly saturated, the focus of competition has been shifting from customer acquisition to customer retention, and increasing the quality and value of existing customers. Accordingly, if we are unable to offer increased quality and better value to our customers, our market share and revenues may not grow as we have anticipated in our plans.

Southern and Eastern Europe

Through our investments in OTE, our subsidiary in Greece, and Magyar Telekom, our subsidiary in Hungary, and our subsidiaries Hrvatski Telekom and Slovak Telekom, we have market presence in various countries of the Southern and Eastern European region, offering integrated or either mobile or fixed-network telecommunications services.

All of our Southern and Eastern European companies face intense competition and difficult economic conditions. As in other operating segments, growing competition results, to a different extent in each regional market, from the market entry of alternative carriers (such as Cable TV operators) or low cost carriers (such as MVNOs), technology shifts (such as IP-based telecommunications networks) and from market consolidation.

In Greece, risk exists in the area of infrastructure roll-out, including VDSL and FTTX. The Greek government announcement an initiative to support a passive optical network across Greece that would provide open access to all fixed-network providers and, as a result, increase competition. The impact of this development on OTE and the related financial risk to us cannot be quantified at this point.

Systems Solutions

Our Systems Solutions business is subject to risks associated with the general and regional economies of its customers and the willingness and ability of its customers to invest in information and communications technology services and products. The ICT market is shaped by long sales cycles, severe competition and declining prices. The result is downward pressure on revenues and margins, which has been exacerbated by the global economic crisis.

Depending on the economic development and their impact on our customers in 2010, T-Systems will continue to be affected. For example, cost-cutting programs and postponement or cancellation of investments of our customers can have a negative impact on T-System’s revenues and margins. In this business environment, further cost reductions will force T-Systems to rely on the development of lower cost near- and off shore capacities in both IT Outsourcing and the System Integration business.

In addition, the international growth potential of T-Systems may be constrained by its limited brand recognition in some national markets, at least compared to that of competitors who may be more established there, particularly as this relates to maintaining and increasing business with multinational companies outside of Germany. Additionally the relatively small size of some international T-Systems units may require expensive additional management resources from Germany.

If T-Systems’ focus on multinational customers and its service offerings, such as dynamic SAP services or Cloud Computing are not successful, T-Systems may lose market share to its competitors, suffer reduced revenues and incur losses.

For more information, see “Item 4. Information on the Company – Description of Business.”

We may realize neither the expected level of demand for our products and services, nor the expected level or timing of revenues generated by those products and services, as a result of lack of market acceptance, technological change or delays from suppliers, which could adversely affect our cash flows.

There is a risk that we will not succeed in making customers sufficiently aware of existing and future value-added services or in creating customer acceptance of these services at the prices we would want to charge. There is also a risk that we will not identify trends correctly, or that we will not be able to bring new services to market as quickly or price-competitively as our competitors. These risks exist, in particular, with respect to our anticipated future growth drivers in the mobile telecommunications area, such as mobile data services or other advanced technologies (which are supported by advanced “smartphone” products such as the iPhone and the T-Mobile G1 phone), and in the fixed-line telecommunications area, such as triple-play services, which include telephone, Internet and television services.

Under the “Entertain” product name, we provide our customers in Germany with comprehensive triple-play offerings. The market acceptance for these new products and services could be negatively affected by an unwillingness to pay for additional features. Since the content and technology of the product are very complex, we may find it difficult to convey an understanding of the product’s benefits to our customers via our traditional sales channels. In addition, some of our competitors offer similar or pared-down products. These factors could lead to a potential reduction of the perceived value of “Entertain” to our customers with adverse effects on our pricing models, revenues and profit margins.

Further, as a result of rapid technological progress, and the trend towards technological convergence, there is a danger that new and established information and telecommunications technologies or products may not only fail to complement one another, but in some cases may even substitute for one another. An example of this is VoIP, a technology that is already established in the business customer market. VoIP has now reached the consumer market as well and, as a technology that competes directly with traditional fixed-line telephony services, VoIP has the potential to reduce further our market share and revenues in our fixed-line business. The introduction of mobile handsets with VoIP functionality may also adversely affect our pricing structures and market share in our mobile voice telephony business. If we do not appropriately anticipate the demand for new technologies, and adapt our strategies and cost structures accordingly, we may be unable to compete effectively, with the result that our business activities, financial condition and results may suffer.

For more information, see “Item 4. Information on the Company—Description of Business.”

Some of our investments (such as in new spectrum licenses) to develop future products and services may involve substantial cash outlays with no certainty of market acceptance or regulatory non-interference with license requirements.

In 2010, the German Federal Network Agency is set to auction off certain recently released radio frequencies. The terms and conditions for the award of new spectrum in the 800 MHz, 1.8 GHz, 2 GHz, and 2.6 GHz bands were published in October 2009. In the United Kingdom, current proposals call  for a combined auction of 800 MHz and 2.6 GHz spectrum in late 2010 with certain bidding restrictions, such as spectrum caps for incumbents and joint ventures, release of spectrum already held by mobile telecommunications companies and wholesale and coverage obligations. In the Netherlands, parliament began the discussion of new rules for the auction of 2.6 GHz spectrum in spring 2009, and it is officially still expected to take place in the first quarter of 2010. In Austria, an auction for 2.6 GHz spectrum is now expected to take place in the second quarter of 2010. Depending on the outcome of these auctions, a greater cash outlay than anticipated may be necessary to gain new spectrum in these countries, which would negatively affect our cash-flow generation goals.

There is a risk that the return on our investments, in particular in new spectrum licenses and network infrastructure, may negatively deviate from our plans. In addition to the negative impact on our cash flows, this could result in significant write-downs of the value of spectrum or other licenses or other network-related investments.

Should we face a continuously deteriorating economic climate, we may decide, or be required, to scale back capital expenditures. We believe that we have flexibility in terms of the amount and timing of our capital expenditure program, but a lasting reduction in capital expenditure levels below certain thresholds could affect our future growth, in particular in our mobile operations.

 Failure to achieve our planned reduction and restructuring of personnel or our human resources-related cost-savings goals could negatively affect our reputation and the achievement of our financial objectives and profitability.

Staff restructuring within the Deutsche Telekom Group in Germany continued on a socially conscious basis in 2009. It was implemented essentially by means of voluntary redundancies, partial and early retirement, and employment opportunities for civil servants and employees offered by Vivento, especially in the public sector. We will also continue to restructure our workforce as required. If it is not possible to implement the corresponding measures to the extent planned or not at all, this may have negative effects on our financial targets and profitability.

Deutsche Telekom and employee representatives agreed to 3,000 job cuts at T-Systems by 2010. The agreement incorporates a series of measures, including help in searching for new jobs, a voluntary redundancy program and early retirement options. In the first quarter of 2010, T-Systems will examine the level of take-up for the voluntary offers. If the affected employees have not found alternative employment opportunities or accepted voluntary offers by then, they will be offered fixed-term employment in a transitional company. Should the desired workforce reduction targets not be met, compulsory redundancies, which could have a negative impact on our corporate reputation in Germany, cannot be ruled out.

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
Our employees who have civil servant status can, based on German civil service law, only be completely transferred to the buyer of a business from us in exceptional cases. Therefore, as a general matter, such transferred civil servants are placed on leave of absence while employed with the transferred business unit. Accordingly, in the event of termination of employment with the transferred business unit, there is a risk that such civil servants will return to the Deutsche Telekom Group. This risk of return can be reduced by an agreement on compensation payments, but it cannot be completely eliminated. As of December 31, 2009, the total number of civil servants that can avail themselves of this right of return to the Deutsche Telekom Group was 3,467, which represented a considerable decrease over the 2008 year-end figure, chiefly as a result of some 400 civil servants actually returning to the Deutsche Telekom Group from Strabag, Nokia Siemens Networks and the cable network operators.

If further Group units employing civil servants are disposed of, the risk of additional civil servants returning after the end of their temporary leave may again increase. For further information regarding civil servants and general human resources-related matters, see “Item 6. Directors, Senior Management and Employees—Employees and Labor Relations.”

Alleged health risks of wireless communications devices have led to litigation affecting markets with our mobile telecommunications operations subsidiaries, and could lead to decreased wireless communications usage or increased difficulty in obtaining sites for base stations and, as a result, adversely affect the financial condition and results of operations of our wireless services business.

Media reports have suggested that radio frequency emissions from wireless mobile devices and cell sites may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies are ongoing. The World Health Organization has indicated that it will publish its recommendations for public policy in its Radio Frequency Environmental Health Criteria in 2011. However, on the basis of current scientific knowledge, there are no known adverse effects on health from emissions at levels below internationally recognized health and safety standards. We cannot provide assurance that research in the future will not establish links between radio frequency emissions and health risks.

Whether or not such research or studies conclude there is a link between radio frequency emissions and health, popular concerns about radio frequency emissions may discourage the use of wireless devices and may result in significant restrictions on the location and operation of cell sites by our mobile telecommunications subsidiaries and the usage of T-Home’s wireless devices, telephones or products using wireless technology. Such restrictions on use could have material adverse effects on our results of operations.

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

The “Next Generation IT (NG IT)” program was launched in 2008 as a Group-wide framework for all IT-related components of our transformation programs and the development of our future overall IT architecture. Its focus is on a common platform to support IT projects and services in the future. The close cooperation between IT and business areas plays a central role in this program. Flexibility, cost reduction, short response time to market changes and secure management of business information are the major challenges for our future IT landscape. In order to tackle these challenges, an architectural approach was developed to identify the necessary IT changes, taking into account developments in business processes, in the production environment and in customer and product management.

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

Our technical infrastructure (including our network infrastructure for fixed-line network services and mobile telecommunications services) and data may be damaged or disrupted by fire, lightning, flooding and other calamities, technology failures, human error, terrorist attacks, hacker attacks and malicious actions (e.g., theft or misuse of customer data), and other similar events. We attempt to mitigate these risks by employing a large number of measures, including a comprehensive monitoring of our telecommunications networks, backup systems and protective systems such as firewalls, virus scanners, and building security. In addition, we have implemented a global business continuity management system at our corporate headquarters. We cannot, however, be certain that these measures will be effective under all circumstances, and that disruptions (such as the network outage at T-Mobile Deutschland in April 2009 or the outage of a critical “Sidekick” user database in the U.S. in October 2009) or damages will not occur. Disruption or damage to our infrastructure may result in reduced user traffic and revenues, increased costs, and damage to our reputation.

Shortcomings in our supply and procurement process could negatively affect our product portfolio, revenues and profits.

As a fully integrated ICT service provider, we cooperate with a wide range of different suppliers for technical components and assemblies, as well as for software and other goods and information important to the conduct of our business. Although we do not believe that we are materially dependent on any single supplier, our contractors may want to extend delivery times, raise prices and limit supply due to their own shortages or changing business and product strategies. Furthermore, our vendors may be subject to litigation with respect to technology that is important for the conduct of our business. Especially in times of economic turmoil, supply chains, credit access and financial stability of our vendors may be negatively affected, which could disturb our commercial relationship with them.

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

We are subject to numerous risks relating to legal and regulatory proceedings, in which we are currently a party or which could develop in the future. Litigation and regulatory proceedings, including patent infringement lawsuits, are inherently unpredictable. Legal or regulatory proceedings in which we are or come to be involved (or settlements thereof) may have a material adverse effect on our results of operations or financial condition. For information concerning some of the litigation in which we are involved, including with respect to Polska Telefonia Cyfrowa Sp.z o.o (“PTC”) and Toll Collect, see “Item 8. Financial Information—Legal Proceedings.” For information concerning our regulatory environment, see “Item 4. Information on the Company—Regulation.”

We face allegations of data misuse and flaws in our security systems. Despite diverse measures taken to protect customer data, damage to our reputation remains a significant risk, which may also affect our business.

The Bonn public prosecutor's office is still investigating the circumstances surrounding the illegal monitoring of phone calls and the theft of data relating to several million mobile customers. As a result of these events, we implemented several measures to further improve data security and transparency, including the creation of a new Management Board position relating to data privacy, compliance and legal affairs, which has the right to veto Management Board business decisions related to data privacy. A first voluntary annual progress report, prepared by the Group Privacy Officer, was published in April 2009 and submitted to the Federal Commissioner for Data Protection, our Supervisory Board and the public. A newly established Data Privacy Advisory Board advises our Management Board on all issues related to data privacy. The Advisory Board closely consults with leading data privacy experts from outside the Group with regard to the handling of customer and employee data, data privacy audits, IT security and the consequences of the introduction of new legal provisions. Data privacy contacts were nominated at each level of the organization to ensure an intense cooperation with our operating segments. Additionally, we established a dedicated website to keep the public informed of ongoing developments in this area. However, despite extensive testing by internal and external audits, there can be no assurance that the current investigations will not result in the imposition of additional remedial measures or that further breaches relating to our customer data will not materialize in the future.

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

Certain of KfW’s debt instruments are exchangeable into shares of Deutsche Telekom AG, which, upon exchange, could also have a negative impact on the price of our shares. KfW issued a class of exchangeable bonds on May 16, 2008 that matures in June 2013. Exchangeable bonds are debt securities that the holder may exchange for shares in another company during a predefined period and at a predefined price. When the exchange price is exceeded and when the holder exercises the exchange right, KfW will be obligated to exchange the bonds offered for Deutsche Telekom AG shares. When the exchangeable bonds mature in June 2013, KfW has the right to settle them in Deutsche Telekom AG shares. These exchangeable bonds in the aggregate amount of EUR 3.3 billion have a share exchange price of EUR 14.9341 per ordinary share. Accordingly, approximately 221 million shares may be delivered by KfW in exchange for the outstanding bonds maturing in June 2013. The delivery to debt holders by KfW of a significant amount of our shares could have a negative impact on the market price of our shares.

Exchange-rate, interest-rate and rating risks have had, and may continue to have, an adverse effect on our revenue and cost development.

We are exposed to currency risks related to our international business activities. Generally, our Central Treasury hedges currency risks that may have an impact on our cash flows (so called, known as a transaction risk), although there can be no guarantee that our hedging strategies will succeed. Currency risks may have a negative impact on our results of operations when amounts in local currencies are translated into euros, particularly in connection with U.S. dollar- and pound sterling-denominated results. For more information with respect to the impact of exchange rates and currency translation, see “Item 5. Operating and Financial Review and Prospects—Consolidated Results of Operations.”

We are also exposed to interest-rate risks, primarily in the Euro and U.S. dollar currencies. Interest-rate risks arise as a result of fluctuations in interest rates affecting the level of interest payments due on indebtedness at variable rates in each of these currencies. Once per year, our Management Board specifies ratios of fixed and variable debt in these two currencies. Our Central Treasury then takes measures, using derivative instruments and other measures, to implement the interest-risk management decisions of the Management Board. For more information about our hedging activities and interest-rate and market risks, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”.

In 2009, Fitch changed our long-term rating from A- to BBB+ with a stable outlook. Moody’s Investor Service and Standard and Poor’s maintained our long-term rating at Baa1 and BBB+ respectively with a stable outlook. A further decrease in our credit ratings below certain thresholds by various rating agencies would result in an increase in the interest rates on certain of our bonds and medium-term notes due to step-up provisions and could raise the cost of our debt refinancing activities generally. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Resources – Step-up Provisions.”

 We aim to solely place our financial investments at financial institutions that have high credit ratings.  As a result of international M&A transactions, the investment portfolio of newly acquired entities may not always meet this requirement.  In individual cases, we thus may face a risk of unplanned write offs.

      Risky financial exposures to financial institutions by subsidiaries in Southern and Eastern Europe in particular exist on account of transfer restrictions or shareholder resolutions. With our investment in OTE, exposures to credit risks associated with deposits with various, mostly regional banks in Southern and Eastern Europe became part of our exposure. The goal is to spread these exposures in order to achieve a higher degree of diversification.

As a result of a major restructuring program, we will bring together our domestic fixed-network business and our domestic mobile business within a new Germany company. Failure to achieve a smooth transition to “One Company” could negatively affect our business processes, operational systems and customer service.

On November 19, 2009, an extraordinary shareholders meeting approved the spin-off of the fixed-network business in Germany into “T-Mobile Deutschland GmbH”. The "new" company will be responsible for almost 27 million fixed-network lines – of which some 13 million support DSL – and more than 39 million mobile lines. In total, just under 85,000 employees will work in this company. With this move, we plan to be in a better position to offer integrated solutions and services for fixed network and mobile communications from a single source. In addition, we project to reinforce customer service, safeguard jobs, and tap the potential for additional revenue and cost synergies.

A successful completion of creating “One Company” in the course of the second quarter of 2010 will require major organizational efforts, and the realignment of numerous people, processes and IT-systems. If the planned targets are not achieved, there is a risk that the transition period will last longer than expected, and that our operational performance in Germany will be periodically disturbed.

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

The operation of networks (including cable networks) for all telecommunications services, other than public fixed-line voice telephony, was opened to competition in Germany on August 1, 1996, when the new legal framework for the regulation of the telecommunications sector in Germany, the Telecommunications Act, became effective. As required by the Telecommunications Act, and mandated by the directives of the EU Commission, the telecommunications sector in Germany was further liberalized on January 1, 1998, through the opening of the public fixed-line voice telephony services to competition. Since then, we have faced intense competition and have been required, among other things, to offer competitors access to our fixed-line network at regulated interconnection rates. For more information on the regulatory effects on competition in our fixed-line business, see “—Regulation.”

Important events in the development of our business since January 1, 2009 have included:

•	the announcement of a joint venture between T-Mobile UK and Orange UK in the United Kingdom;

•
the creation of a more regional and integrated structure for third-party domestic carriers and service providers as well as our company, including the integration of our sales and customer service functions at our fixed-line and mobile operations in Germany;

•	the acquisition in 2009 of an additional 5% in the Greek telecommunications company OTE for EUR 0.7 billion; and

•	the first-time full consolidation of OTE.

Additional information regarding the foregoing events and other developments is contained throughout this Item 4.

ORGANIZATIONAL STRUCTURE

Since July 1, 2009, our organizational structure has reflected the realigned management structure approved by our Supervisory Board on April 29, 2009. The new structure reflects a more regional focus, with a greater emphasis on integrating our fixed-network and mobile communications business. In addition, we centralized the responsibility for product development, IT and technology for our European operations.

This realignment resulted in a change to the structure of our operating segments from July 1, 2009. The business activities in four of these five operating segments are assigned by regions. In the fifth segment, the business activities are assigned by customers and products as described below. Since July 1, 2009, we have reported on the following five operating segments:

•
Germany, which combines all fixed-network and mobile activities in Germany and also includes wholesale telecommunications services for third-party domestic carriers and service providers as well as our Group’s other operating segments;

•	the United States, which comprises all mobile activities in the U.S. market;

•
Europe, which covers all activities of the mobile communications companies in the United Kingdom, Poland, the Netherlands, the Czech Republic and Austria, as well as the International Carrier Sales and Solutions unit, which mainly provides wholesale telecommunications services for our Group’s other operating segments;

•
Southern and Eastern Europe, which comprises all of our fixed-network and mobile communications operations in Hungary, Croatia, Slovakia, Greece, Romania, Bulgaria, Albania, the F.Y.R.O Macedonia, and Montenegro; and

•	Systems Solutions, which bundles business with ICT products and solutions for large multinational corporations and public institutions under the T-Systems brand.

We also report on Group Headquarters and Shared Services, which includes our service headquarters and our subsidiaries that are not allocated to the operating segments.

Fixed-Network and Mobile Communications Services
Fixed-Network Services

Our fixed-network business includes all voice and data communications activities based on fixed-network and broadband technology. These product offerings are marketed as basic telephony services, or single-play, telephony and high-speed Internet access, or double-play, and packages comprising voice communication, high-speed Internet access and television with interactive television-based services, or triple-play. Our fixed-network business also includes the sale of terminal equipment and other hardware, as well as the sale of services to resellers.

Mobile Communications Services

Our mobile communications business offers digital mobile telephony voice services and data services, such as Short Message Service, or SMS, Multimedia Messaging Service, or MMS, mobile Internet and other data services, to retail and business customers. Terminal equipment and other hardware are sold in connection with the services offered. In addition, our mobile communications services are sold to resellers and to companies that buy network services and market them independently to third parties, such as MVNOs. Through our mobile communication subsidiaries, we also operate one of the largest carrier-owned networks of W-LAN (WiFi) HotSpots in Europe and the United States.

We offer mobile voice and data services on both a contract basis and a prepay basis. Our mobile communications customers generally purchase contract services on the basis of fixed monthly fees, and pay time-based airtime and per-message fees. Some contract service offerings include a specified amount of airtime, data volume or messages in the monthly fee. Prepay services are purchased on the basis of monetary increments that are recorded on the customers’ Subscriber Identity Module, or SIM, cards and then deducted, based on airtime or messaging usage fees, as the cards are used. Usage fees can vary according to the rate plan selected by the customer, the day and time when a call is made, the destination of the call, the location where the call originates and, in some cases, other terms applicable to the rate plan, such as whether the called party is also a customer of the same network. Furthermore, some contracts allow unlimited usage at a set monthly rate. We offer national and international roaming services to our customers through a number of roaming agreements with third-party operators, which allow customers to access mobile services while outside their home network service area. W-LAN services are sold on both a monthly subscription basis and through various usage-based plans. Our mobile communications subsidiaries provide their customers with access to our specific and third-party content services as well as to the open Internet. Content provided to customers is either at no additional charge, in which case the customer only has to pay the normal connection charges to view the content, or it is premium content, where a customer pays a specific charge through the customer’s mobile telephone bill to access the content. Our goal is to provide our mobile customers with an integrated portfolio of voice and data services, using the most appropriate technologies available depending on local market conditions.

We count our mobile communications customers by the number of SIM cards activated and not churned. Our customer figures include the SIM cards with which machines can communicate automatically with one another, or M2M cards. Our mobile communications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use our services, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this period, or in the case of payment default or voluntary disconnection, the customers are cancelled or “churned.” The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Our competitors may calculate their churn rates using methods different from ours. In addition, because we use different calculation methodologies in different jurisdictions, our own churn figures are not comparable across all of our national operations. Our churn methodologies are described in greater detail in the discussion of our operating segments below.

Sales Channels

Our Germany and Southern and Eastern Europe operating segments offer their fixed-line and mobile products and services through a broad range of direct and indirect sales channels. The direct distribution channels include our:
•	retail outlets, including our Telekom shops in Germany, and throughout Southern and Eastern Europe such as OTEShops, Germanos and Cosmote shops in Greece and T-Home Shops in Hungary;

•	toll-free service hotlines that allow potential and current customers to obtain information about, and place orders for, our various products and services;

•	various Internet websites, which provide a variety of online ordering options; and

•
sales force, organized into various units that focus on our retail customers, small- and medium-sized business customers, domestic carrier services customers and services offered to network operators and other third-party providers.

        Indirect distribution channels include national retailers and independent distributors, such as Internet and IT equipment retailers.

In addition, our mobile communications subsidiaries in Europe and the United States use various direct and indirect distribution channels to market their voice and data products and services to their customers. In the United States, the United Kingdom, Austria, Poland , the Netherlands and Czech Republic, our mobile communications subsidiaries sell their products and services to retail customers through networks of direct retail stores, including some franchise-like exclusive dealer operations. Other direct sales channels include a direct sales force dedicated to business customers and sales through toll-free service hotlines and local websites, which are used for customer-relationship management as well as for sales transactions. In addition, third-party distributors, who typically market the products and services of multiple mobile network operators, play a significant role in distribution. Our mobile telecommunications subsidiaries use a variety of incentives to encourage third-party vendors to sell our products and services, such as payment of associated marketing expenses and commissions.

Mobile telecommunications resellers and MVNOs are also an important distribution channel for our mobile communications products and services, especially in Germany and the United Kingdom. In the United States, MVNOs are currently a growing distribution channel for T-Mobile USA products and services. In general, mobile telecommunications resellers and MVNOs purchase minutes and data at wholesale rates and mobile devices at a discount from network operators, resell packaged services and mobile devices under their own brands through their own distribution channels, charge their customers at retail rates that they set independently and provide customer service and technical support.

For more information on our marketing sales channels in our Systems Solutions operating segment, see Systems Solutions.

Seasonality

In general, our operations are not affected by any major seasonal variations.

However, certain seasonal factors are noticeable in our mobile operations in our Germany, the United States, Europe and Southern and Eastern Europe operating segments.  Our mobile operations in our Germany, Europe and United States operating segments generally experience an increase in sales of products and services occurring during the fourth calendar quarter, due to holiday purchases. As a result, performance during the fourth quarter can have a significant influence on full-year performance. In addition, our mobile operations in our Europe, Southern and Eastern Europe operating segments generally experience an increase in visitor roaming revenues during the third calendar quarter, due to the number of tourists who spend part of their summer vacations in this area.

The revenues of our Systems Solutions operating segment may be subject to quarterly fluctuations depending on sales cycles (currently ranging between 6 and 18 months) and the purchasing patterns and resources of its customers, which are subject to general economic conditions and, therefore, difficult to predict. Accordingly, revenues received in a particular quarter by our Systems Solutions operating segment may not be indicative of future revenues to be received in any subsequent quarter.

Suppliers

Although we do not believe we are dependent on any single supplier due to our multiple-supplier strategy, there may be occasions when a particular product from a certain supplier is delayed or back-ordered. We believe that we have reduced our technological risks and the risk of delays in the supply of equipment and other technologies, both by contracting with multiple suppliers having significant market share in the network infrastructure, IT services and mobile device businesses, and by negotiating contractual penalties to be enforced in the event a supplier does not meet its obligations with respect to timeliness and quality. However, these penalty provisions may not fully mitigate the harm to our business caused by any such contractual breaches.

The principal types of equipment purchased by our fixed-network operations in our Germany and Southern and Eastern Europe operating segments are network components, such as switching systems, transmission systems, access network components, and customer premises equipment, such as telephones, fax machines, broadband modems and similar items. The major suppliers to our fixed-network operations are Siemens AG, Deutsche Post DHL, Alcatel-Lucent Deutschland AG, Grey Global Group (MediaCom), AVM Computersysteme, Cisco Systems Inc., Corning Cable Systems GmbH & Co. KG, and IBM.

Our mobile operations mainly purchase IT and network components, as well as mobile devices for purposes of resale, from a number of different suppliers.

The principal goods and services purchased by our Systems Solutions operating segment are computer hardware for client servers and mainframes, operating systems and applications software, network capacity, network services, telecommunications network components and IT consulting services.

Dependence on Patents, Licenses and Industrial, Commercial or Financial Contracts

We do not believe that we are materially dependent on any particular patent or other intellectual property rights. In addition, we do not believe that we are dependent on any individual third-party customer or on any industrial, commercial or financial contracts.

Our mobile communications subsidiaries own a large number of registered patents and generally have a number of patent applications outstanding at any given time for technical innovations in the area of mobile telecommunications applications as a consequence of our continuous development activities. Patent protection activity is focused on countries where we have mobile operations. In addition, to enable us to offer mobile telecommunications services in the different jurisdictions in which we operate, we require, and therefore are dependent on, telecommunications licenses from the relevant authorities in each of these jurisdictions. For further information, see “—Regulation.”

 For a description of patent infringement litigation relating to certain DSL-related technology that is relevant to our fixed-network business in our Germany operating segment, “Item 8. Financial Information—Legal Proceedings—Other Proceedings.”

Our Systems Solutions operating segment is subject to third-party software licenses in connection with the services it provides to its customers. Any breach, violation or misuse of third-party software licenses could result in additional costs with respect to the particular projects that are the subject of such licenses.

Our Systems Solutions operating segment intends to become less dependent on other Deutsche Telekom Group companies and to improve its market position with respect to external customers. In 2009, other Deutsche Telekom Group companies accounted for approximately 30.9% of Systems Solutions’ total revenues, compared to 23.2% in 2008 and 25.1% in 2007. No other customer accounted for a significant portion of Systems Solutions’ total revenues in 2009.

Significant Subsidiaries

The following table shows the significant subsidiaries that we owned, directly or indirectly, as of December 31, 2009.
Name and registered office	% Held
T-Mobile USA, Inc., Bellevue, Washington, United States	100.00
T-Systems International GmbH, Frankfurt/Main, Germany	100.00
T-Mobile Deutschland GmbH, Bonn, Germany	100.00
Hellenic Telecommunications Organization S.A. (OTE), Athens, Greece	30.00
T-Mobile Holdings Ltd., Hatfield, United Kingdom	100.00
Magyar Telekom Nyrt., Budapest, Hungary	59.20
T-Mobile Netherlands Holding B.V., The Hague, Netherlands	100.00
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland	97.00
T-Mobile Czech Republic a.s., Prague, Czech Republic	60.77
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia	51.00
T-Mobile Austria Holding GmbH, Vienna, Austria	100.00
Slovak Telekom a.s., Bratislava, Slovakia	51.00

A list of our subsidiaries as of December 31, 2009, is filed as Exhibit 8.1 to this Annual Report.

SEGMENT REVENUE BREAKDOWN
The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

millions of €	Year	Net revenue	Intersegment revenue	Total revenue
Germany	2009	23,813	1,610	25,423
	2008	24,754	1,646	26,400
	2007	26,134	1,982	28,116
United States	2009	15,457	14	15,471
	2008	14,942	15	14,957
	2007	14,050	25	14,075
Europe	2009	9,486	548	10,034
	2008	10,798	556	11,354
	2007	10,675	559	11,234
Southern and Eastern Europe	2009	9,510	175	9,685
	2008	4,497	148	4,645
	2007	4,458	142	4,600
Systems Solutions	2009	6,083	2,715	8,798
	2008	6,368	2,975	9,343
	2007	6,911	3,660	10,571
Group Headquarters and Shared Services	2009	253	2,157	2,410
	2008	307	2,474	2,781
	2007	288	2,855	3,143
Total	2009	64,602	7,219	71,821
	2008	61,666	7,814	69,480
	2007	62,516	9,223	71,739
Reconciliation	2009	-	(7,219)	(7,219)
	2008	-	(7,814)	(7,814)
	2007	-	(9,223)	(9,223)
Group	2009	64,602	-	64,602
	2008	61,666	-	61,666
	2007	62,516	-	62,516

For more information regarding our revenues on a segment and geographical basis, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis.”

Germany

The following table reflects the number of fixed-network and broadband lines in operation and mobile customers in Germany.

	As of Dec. 31, 2009 millions	As of Dec. 31, 2008 millions	% Change Dec. 31, 2009/ Dec 31, 2008	As of Dec. 31, 2007 millions	% Change Dec. 31, 2008/ Dec. 31, 2007
Fixed Network Germany
Fixed-network lines(1)	26.2	28.3	(7.4)	30.8	(8.1)
Retail broadband lines(1)	11.5	10.6	8.5	9.0	17.8
Wholesale bundled access lines(2)	1.6	2.5	(36.0)	3.5	(28.6)
ULLs(3)	9.1	8.3	9.6	6.4	29.7
Wholesale unbundled access lines(4)	0.6	0.2	n.a.	0.0	n.a.

Mobile communications Germany
Mobile customers(5)	39.1	39.1	0.0	36.0	8.6
n.a.—not applicable
Totals were calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.
(1)
Lines in operation, including IP-based lines and congstar, but excluding internal use and public telecommunications systems. Congstar is our broadband and mobile brand aimed at younger, more price sensitive customers.

(2)
Wholesale bundled access lines: Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP Bitstream Access, or IP-BSA. In the case of IP-BSA, we lease DSL lines to our competitors and transport the datastream carried over the lines.

(3)
Unbundled local loop lines (ULL): Wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

(4)	Wholesale unbundled access lines: Wholesale service not bundled with an analog telephone line. Allows competitors to offer an all-IP product range, for example IP- BSA Stand Alone.
(5)
Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards.  One SIM card corresponds to one customer. Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

The Germany operating segment comprises our fixed network and mobile operations in Germany. Since January 1, 2009, fixed network has been responsible for the small- and medium-sized business customers that were previously included in our System Solutions operating segment. Our Germany operating segment also includes certain of our telecommunications facilities operations, including the operation, management and servicing of our radio transmission sites in Germany. For more information on our related network infrastructure, including our access and transmission networks and service platforms, see “—Description of Property, Plant and Equipment.”

We intend to use convergence products that bring together mobile communications, Internet and the fixed network in the context of connected life and work to enhance our product portfolio and increase the number of high-value customer relationships over the long term.

Fixed Network

Network Communications

Through our fixed network business, we offer network access, including analog, universal/ISDN and IP Access, as well as calling services to individual, business and wholesale customers.

Analog access lines, which we market under the name “Standard”, permit the customer to use a single telecommunications channel for voice, data or facsimile transmission. The number of analog access lines decreased year on year, from 22.2 million in 2007 to 20.0 million in 2008 and 18.3 million in 2009. ISDN/Universal access lines, which we market under the name “Universal”, permit a customer to use simultaneously two telecommunication channels to provide multiple products and services, including voice, data and facsimile transmission. The number of ISDN/Universal access lines decreased year-on-year, from 8.6 million in 2007 to 8.3 million in 2008 and 7.9 million in 2009. IP-Based access lines provide services such as telecommunication, IPTV and data transfer, as well as other services to retail customers at home and elsewhere.

The number of fixed-network access line losses in Germany decreased, as expected, in 2009. The number of line losses includes fixed-network lines previously operated by us but now operated as IP-based lines by other service providers using the unbundled local loop line (ULL). In addition, the decrease in the number of fixed-network access lines is mainly attributable to customers switching to alternative cable, local network and mobile operators. In 2009, line losses also resulted from the technology driven migration of Wholesale bundled customers to the all-IP network. We expect the number of fixed-network access lines in operation to continue to decrease in the future due to increased competition, fixed-to-mobile substitution, as well as increased migration to IP-based products.

Through the network access product offerings described above, we provide comprehensive national and international calling services and dial-up Internet access, and also offer services such as three-way calling, call-waiting and caller ID. In addition, our portfolio of integrated products, called “Complete Packages” (Komplettpakete), includes an access line and a variety of flat-rates and services for telephony and Internet access. Our Complete Packages with a national voice flat-rate component have led to an increase in unbilled calling minutes by customers using those plans. The trend towards flat-rate components in Complete Packages continued to increase in 2009 and we believe that this trend will continue in the future. Consequently, we expect calling revenues in the future to decrease due to the decreasing proportion of billed minutes as a result of customer acceptance of Complete Packages, continued loss of fixed-network access lines and fixed-to-mobile substitution.

IP/Internet

Broadband services allow customers to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up services. Broadband access is used to refer to ADSL (asymmetric digital subscriber line), ADSL2 and ADSL2+ (advanced ADSL) and VDSL (very high-speed digital subscriber line) technologies, for which the downstream data rate is greater than 128 Kbit/s. We believe that broadband growth in Germany, particularly in the retail market, is largely dependent on the acceptance of double-play and triple-play products and services and improved customer services.

We offer broadband and IP services based on ADSL, ADSL2+ and VDSL technologies, which combine a high-speed data download transmission speed with a lower upload transmission speed, primarily to retail customers. We also offer our Complete Packages with a flat-rate component including offerings for voice communication and high-speed data access. The total number of retail broadband lines operated by us increased in 2009, due to the offer of Complete Packages with additional features and options. For example, we offer our Complete Packages with television services under the brand “Entertain”. Our Entertain products are offered in a basic version, which includes voice, data and television services, and an enhanced version, which includes a variety of additional services, including HDTV, timeshift, Program Manager and TV-archive. In addition, we introduced a new Entertain product in 2009 known as “Entertain pure”, which comprises a telephone and TV connection without Internet access. The number of Entertain lines in operation, which are included within the number of retail broadband lines in the table above, increased to 806,000 by the end of 2009 from 352,000 in 2008. In 2009, we also launched a new LIGA total! product range. With Entertain, customers can now watch all first- and second-division Bundesliga soccer matches on television for an additional charge. We expect that our Entertain product portfolio will continue to expand with the inclusion of new features and new rates in response to customer demand. A topic for 2010 will be the further development of Entertain products available to the retail market through a combination of broadband lines and attractive content and features, including flat-rate packages.

Our broadband product portfolio also includes a variety of Internet website services provided by the Scout-Group as well as the "Load" product portfolio, which includes video, game, software and music offerings available for download.

Wholesale Services

Through our wholesale services business, we provide products and services, including access, interconnection, IP and network services, to third-party domestic carriers and service providers as well as other Group companies in accordance with regulatory guidelines stipulated by the Federal Network Agency. Network operators and service providers implement their own business models based on our wholesale services, such as unbundled local loop (ULL) lines, bitstream access or resale, including the Wholesale Internet Access (WIA) and WIA Gate product options. We expect that the results of regulatory decisions will continue to have an effect on demand for our wholesale products.

Unbundled local loop lines (ULL), can be leased by third-parties to provide their customers with telephone and Internet services or DSL-based products. In 2009, the number of ULLs rose compared to the end of 2008, mainly as a result of the migration of competitors to all-IP lines. We expect that the number of ULLs in operation will increase in the future. However, the rate of growth is expected to decrease. In 2008, we were required by the Federal Network Agency to offer wholesale unbundled access line products. Wholesale unbundled access lines in operation increased to 0.6 million in 2009 compared to 0.2 million lines in 2008.

Through our wholesale bundled product, we lease DSL lines combined with one of our standard access lines to third-party providers and then transport the data from our network to the third-party’s network. In 2008, we introduced regulatorily mandated Wholesale bundled and unbundled products, including transport services and symmetric DSL access, or SDSL. We also sell broadband access to competitors through our Wholesale bundled products, which enable third-party operators to offer an integrated service combining access and IP services to their retail customers under their own brands. The growth in ULLs in 2009 mentioned above primarily came at the expense of our Wholesale bundled products. The number of wholesale bundled access lines in operation decreased from 3.5 million in 2007 to 2.5 million in 2008 and 1.6 million in 2009.

Our interconnection wholesale services primarily consist of call origination and the transit and termination of switched voice traffic. The terms under which we interconnect our telephone network with the networks of other domestic carriers and service providers are either bilaterally negotiated or imposed by the Federal Network Agency. At December 31, 2009, we had 117 national bilateral interconnection agreements and 45 national interconnection orders issued by the Federal Network Agency. The Federal Network Agency mandated interconnection prices from December 1, 2008 until June 30, 2011.

We provide additional wholesale services, including:

•	IP-Services: Internet transport services for broadband and fixed network service providers, such as virtual ISP services, as well as transport services for carrier interconnection;

•	Network Services: leased lines, which can be used both for the transmission of data and for voice traffic and are tailored to fit the specific needs of carriers and mobile network operators; and

•	Carrier Services Networks, which combine leased lines with network management services.

Other Services

Other services primarily includes:

•
value-added telephone services, which include toll-free numbers and shared-cost numbers, such as 0180, T-VoteCall for customer-relationship management, directory-assistance numbers, the provision and administration of directory databases and public payphones as well as premium-rate services (which use the 0190 and 0900 exchanges);

•
our terminal equipment business, through which we distribute, for purchase or lease, an extensive range of telecommunications equipment that is either manufactured by third-parties for us or sold under third-party brand names;

•
data communications solutions, such as Telekom Design Networks, platform management, Internet solutions and IP-related services as well as dedicated customer line products connecting two customer networks (located up to 50 kilometers apart) with transmission speeds of up to one Gbit/s;

•
support services and publishing services, which include the sale of marketing and advertising services to small- and medium-sized companies via our telephone directories, such as DasTelefonbuch, GelbeSeiten, and DasÖrtliche; and

•	the sale of products and services through our Telekom Shop outlets and services for energy-based products used to reliably operate telecommunications systems.

Mobile Communications

Through T-Mobile Deutschland, we offer mobile telecommunications services to individual and business customers in Germany. The following table summarizes certain information regarding our customers and the German mobile communications market.

Customers (millions) (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	39.1	39.1	36.0
M2M	1.0	0.9	0.7
Contract	17.2	17.0	16.1
Prepay	21.9	22.1	19.9

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	1.5%	1.0%	1.1%
Contract (2)	1.2%	1.1%	1.2%
Prepay (3)	1.7%	0.9%	1.0%
(1)	Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards. One SIM card corresponds to one customer.
(2)
In general, a contract customer of T-Mobile Deutschland is churned either after voluntary termination upon the lapse of the customer’s contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

(3)
Due to various rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland changed its terms of contract and therefore its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile Deutschland with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the system.

T-Mobile Deutschland offers mobile telecommunications services, including voice, SMS, MMS, Mobile Internet and other data services to consumer and business customers in Germany.
At December 31, 2009, T-Mobile Deutschland had approximately 39.1 million customers, including approximately 1.0 million M2M cards in use. With an overall penetration rate of well over 100%, the focus in our German mobile operations has been on the higher-value contract customer business. In 2009, the share of contract customers in our overall customer base was 44% of the total customer base.

T-Mobile Deutschland’s total average churn rate for 2009 was 1.5% per month, compared to an average churn rate of 1.0% per month in 2008, mainly due to an increase in prepay churn rates. The average contract customer churn rate was 1.2% per month in 2009, which is a slight increase compared to 1.1% per month in 2008. The average prepay churn rate during 2009 was 1.7% per month, compared to the average prepay churn rate of 0.9% per month during 2008. T-Mobile Deutschland’s total average churn rate for 2008 was 1.0% per month, compared to an average churn rate of 1.1% per month in 2007, due to a decrease in both contract and prepay churn rates. The average contract customer churn rate was 1.1% per month in 2008, which is a slight decrease compared to 1.2% per month in 2007. The average prepay churn rate during 2008 was 0.9% per month, compared to the average prepay churn rate of 1.0% per month during 2007, which was primarily caused by a change in the churn policy in 2007.

Competition
Our fixed-network operations in Germany face intense competition based primarily on price in the market for fixed-line network voice telephony and broadband services.  Competitors include cable operators, such as Kabel Deutschland GmbH & Co. KG, other fixed-line carriers, such as Vodafone, Versatel AG or NetCologne Gesellschaft für Telekommunikation mbH, and mobile operators. Average consumer prices for telecommunications services in the fixed-network and in mobile communications in Germany were once again lower than in the prior year. The price index for fixed-network and Internet telephony was down 2.3 percent, while rates for mobile telephony were 2.5 percent lower. Aside from pure call charges, prices for mobile data services also decreased.

However, continued competition in these markets resulted in higher service levels being provided for these product packages, for example, increased broadband access widths and higher number of flat-rate minutes. The increased use of complete packages with a flat-rate component and a decrease in the overall prices for these packages by our competitors have intensified the downward pricing pressure on our own products, services and pricing packages. In particular, competition through bundled offers from other fixed-line carriers has intensified. Competition from local network operators, on the basis of ULLs or the competitor’s own infrastructure is increasing, particularly from entities owned by large European telecommunications companies, such as HanseNet (a subsidiary of Telefonica).We expect that competition from cable operators will also continue to increase. Depending on the degree to which alternative technologies, such as VoIP, cable broadband and the Internet, gain market acceptance, the usage of our network may be adversely affected.

The growing appeal of cable TV lines is due to the very large bandwidths that are already available – in some cases up to 100 Mbit/s – at attractive prices.

Competitors have invested in their own infrastructure. Given the significant competitive advantage that high-speed networks offer in the broadband access market, we expect that our competitors will continue to invest in their own network infrastructure to offer their own IP-based products to compete with our products and services.

The impact of mobile substitution on our fixed-network operations in Germany is also increasing, in part because of the increased market entry of Mobile Virtual Network Operators (MVNOs). In addition, as prices for mobile telephony decline, local and other calling services, as well as access services, face increasing competition from mobile telephone operators, due to mobile substitution. These factors, combined with the continued implementation of regulatory policies intended to foster greater competition, are expected to yield similar trends in the future.

T-Mobile Deutschland faces intense competition from mobile network operators Vodafone, E-Plus and O2. We believe that T-Mobile Deutschland maintained its market leadership position, in terms of number of customers, at December 31, 2009. The German mobile communications market is saturated in terms of customers with a penetration rate of well over 100 percent. T-Mobile Deutschland will focus mainly on value-driven growth, sustainable customer growth and customer retention in the higher-value contract customer business.

United States

The United States operating segment offers mobile voice and data telecommunications services to individual and business customers in the United States through T-Mobile USA.

Customers (millions) (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	33.8	32.8	28.7
Contract	26.8	26.8	23.9
Prepay	7.0	6.0	4.8

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	3.2%	2.9%	2.8%
Contract	2.3%	2.1%	1.9%
Prepay	7.0%	6.9%	7.2%

(1) Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards.  One SIM card corresponds to one customer.

         At December 31, 2009, T-Mobile USA had approximately 33.8 million customers, an increase of 1.0 million customers during the year. Of the total customers at December 31, 2009, approximately 79 percent, were contract customers (including machine-to-machine customers), compared to approximately 82 percent at December 31, 2008.  The number of contract customers decreased as a proportion of the customer base due to a decline in the number of T-Mobile USA branded customers (wireless customers excluding MVNO and machine-to-machine customers), offset by growth in wholesale customers.

At December 31, 2008, T-Mobile USA had approximately 32.8 million customers, compared to approximately 28.7 million at December 31, 2007. Included in the increase of 4.1 million customers in 2008 were 1.1 million customers related to our acquisition of SunCom Wireless in February 2008. Of the total customers at December 31, 2008, approximately 26.8 million, or 82 percent, were contract customers, compared to approximately 23.9 million, or 83 percent, at December 31, 2007, and approximately 6.0 million were prepay customers at December 31, 2008, compared to approximately 4.8 million at December 31, 2007.

T-Mobile USA’s average churn rate for 2009 was 3.2 percent per month, up from 2.9 percent in 2008. The contract customer churn rate increased to 2.3 percent in 2009, from 2.1 percent in 2008. This was due in part to competitive intensity, including competition based on handset innovation. T-Mobile USA’s average churn rate for 2008 was 2.9 percent per month, up from 2.8 percent in 2007. The contract customer churn rate increased to 2.1 percent in 2008, from 1.9 percent in 2007. This was largely due to the second anniversary of the introduction of two-year customer contracts in the second quarter of 2006, and competitive intensity particularly in the second half of the year.

Competitive differences, differences in features and services due to the use of multiple wireless technologies, and general differences in consumer behavior between the United States and Europe factor into the higher industry churn rates in the United States compared to Europe. However, the churn rate of T-Mobile USA’s operations is higher than the U.S. industry average due in part to the higher proportion of prepay customers in T-Mobile USA’s customer base relative to most of its U.S. competitors, competitive intensity particularly relating to handset innovation and due to the greater focus on individual consumers than other U.S. carriers (who have a larger focus on lower-churn enterprise and government customers). Prepay customers in the United States typically churn at substantially higher rates than contract customers.

Generally, a contract customer of T-Mobile USA is churned either after voluntary termination or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer in the United States is churned after a period of 90 days of inactivity (i.e., the customer has neither originated nor received a voice communication, and has not originated a data communication in that period).

Through the acquisition of SunCom Wireless Holdings, Inc. on February 22, 2008, T-Mobile USA expanded its network in the southeastern United States, Puerto Rico and the U.S. Virgin Islands.

During 2009, T-Mobile USA invested in network infrastructure in certain markets to utilize the Advanced Wireless Services spectrum in the 1700 MHz and 2100 MHz frequency bands it acquired in 2006. By the end of 2009, T-Mobile USA’s 3G network covered over 205 million people compared to 107 million people at the end of 2008.

Marketing and Sales

The United States operating segment comprises all of Deutsche Telekom’s wireless activities in the U.S. market and offers mobile voice and data services to consumers and business customers through T-Mobile USA. Mobile devices and accessories are usually sold in connection with the services offered. In late 2009, T-Mobile USA introduced its Even More rate plans, which feature unlimited nationwide voice, text, and data services. In addition, T-Mobile USA offers its customers a number of service options, including rate plans with and without contracts, the ability to pay in advance or in arrears, and rate plans with and without subsidized handsets.

T-Mobile USA uses a mix of direct and indirect distribution channels to market its mobile voice and mobile data products and services to its customers. T-Mobile USA sells its products and services to retail customers through a network of direct retail stores. Additionally, T-Mobile USA has a direct sales force dedicated to business customers and sales through customer service and the T-Mobile USA website. In addition, third-party distributors, who may market the products and services of one or multiple mobile network operators, play a significant role in distribution. T-Mobile USA uses a variety of incentives to encourage third-party vendors to sell T-Mobile products and services, such as payment of associated marketing expenses and commissions.

Wholesale entities such as MVNOs and machine-to-machine operators are a growing distribution channel for T-Mobile USA unbranded products and services. In general, wholesale entities purchase minutes and data at wholesale rates, resell packaged services and mobile devices under their own brands through their own distribution channels, charge their customers at retail rates that they set independently, and provide customer service and technical support.

T-Mobile USA provides its customers with access to T-Mobile USA specific and third-party content services as well as to the open Internet. Content provided to customers is either at no additional charge, in which case the customer only has to pay the normal connection charges to view the content, or it is premium content, where a customer pays a specific charge, e.g., a charge is added to the customer’s mobile telephone bill to access the content.

Competition

General
The United States operating segment faces intense competition in the United States mobile telecommunications market from the three other large national mobile providers, Verizon, AT&T and Sprint, and from MVNOs and two growing regional operators offering low-priced unlimited services. In addition to competitive factors, the three largest national mobile providers have been involved in more significant acquisition activity in the last five years than T-Mobile USA.

Verizon, AT&T and Sprint have potential advantages through size, scale and bundling with other non-wireless communication services. These advantages could allow them to deliver services in a more cost-efficient manner and disproportionately increase their customer base, thereby negatively affecting T-Mobile USA’s competitive position.

Furthermore, AT&T has had a competitive advantage in the past two years with the exclusive distribution of the Apple iPhone.  Verizon and AT&T, in particular, achieved proportionately higher net customer additions in 2009, which combined with pressure from the regional unlimited discount operators, resulted in T-Mobile USA’s slight decline in market share in 2009.

The United States mobile telecommunications market is quite different in a number of respects from the European mobile telecommunications markets. For example, there is no single communications standard. In addition, licenses used to provide wireless services do not cover the entire country and different frequency ranges may be required within a nationwide footprint. It can therefore be difficult for network operators to obtain the spectrum needed in some localities to expand customer base, upgrade the quality of service and add new services, particularly in densely-populated urban areas. Low population density in other areas can cause problems with network efficiency and result in geographic areas with no or limited coverage. For these and other reasons, penetration levels for mobile telecommunications services in the United States are generally lower than penetration levels in western European countries, although the difference continues to decrease over time. Mobile telecommunications operators in the United States generally continue to invest heavily in their networks in order to generate customer and revenue growth. Slowing wireless industry customer growth expectations indicate that the market is maturing, with focus moving towards data services growth.

Usage and pricing practices in the United States mobile market also differ significantly from typical usage and pricing in European markets. Average voice usage per customer per month is generally much higher in the United States than in Europe primarily due to lower priced plans for usage and the increasing popularity of unlimited plans, resulting in a higher number of postpay plans in the United States. Contract pricing in the United States is typically in the form of a fixed monthly charge at various price points for specified bundles of features and services, which permit usage up to prescribed limits with no incremental charges. Usage in excess of the limits results in incremental charges. The majority of prepay service is priced solely on a usage basis, similar to Europe, but the percentage of prepay customers is significantly smaller in the United States than Europe. Typically, both inbound and outbound usage counts against the contract usage limits, and both are subject to incremental charges for excess contract usage and prepaid usage. Monthly average revenue per user (ARPU) is typically higher in the United States than in Europe. However, average revenue per minute of use is substantially lower in the United States than in Europe. Furthermore, in the United States unlimited voice and data services offerings have expanded, eliminating incremental usage charges at certain price points. In late 2009, T-Mobile USA introduced its Even More rate plans, which feature unlimited nationwide voice, text, and data services.  These plans also allow customers the option of being on a service contract and receiving a subsidized handset, or a no-contract option at lower rates but without a discounted handset. The no-contract plan also includes the option of no-interest handset financing over a period of up to 20 months.

The differences between the United States and European mobile telecommunications markets result in different competitive pressures. Like the European market, handset lineup and the perceived value of bundles of voice, messaging, and data services are key competitive factors in the United States.  In addition, 3G network coverage and quality in the United States has recently become a more important factor than in the past. To the extent that the competitive environment requires T-Mobile USA to decrease prices, or increase service and product offerings, there could be significant adverse impacts to revenues, costs and customer retention.

Europe

United Kingdom

T-Mobile UK offers mobile telecommunications services to individual and business customers in the United Kingdom.

Customers (millions)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	17.2	16.8	17.3
Contract	4.1	4.1	3.9
Prepay	13.1	12.7	13.4
Thereof : Virgin Mobile	4.3	4.8	5.2

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	2.6%	3.4%	3.2%
Contract	2.1%	2.1%	2.0%
Prepay	2.8%	4.0%	3.8%

In 2009, T-Mobile UK’s total customer base increased compared to 2008. The number of prepay customers (not including Virgin Mobile customers) increased by 0.8 million, which was mainly caused by focusing on SIM card only sales. At December 31, 2008, T-Mobile UK had approximately 16.8 million customers, compared to approximately 17.3 million at December 31, 2007.

The number of Virgin Mobile Telecoms Limited, or Virgin Mobile, customers decreased by 0.5 million year on year. Customers of Virgin Mobile, an MVNO, are included in T-Mobile UK’s reported customer base as prepay customers because it is currently impossible for T-Mobile UK to differentiate between Virgin Mobile customers as contract customers or prepay customers. As an MVNO, Virgin Mobile purchases airtime minutes and basic mobile services from T-Mobile UK and resells these minutes and services under the “Virgin Mobile” brand name.

Of the total number of T-Mobile UK customers at December 31, 2008 and 2007, approximately 4.8 million and 5.2 million, respectively, were customers of Virgin Mobile. M2M cards are also included in the T-Mobile UK customer base. M2M cards account for one percent of the overall customer base.

On November 5, 2009, we and France Télécom entered into an agreement to merge their mobile units in the UK. The closing of the transaction is expected during the course of 2010, depending on the approval of the respective authorities. The outcome of the merger will be a 50:50 joint venture with a balanced governance structure. Through this merger, we and France Télécom are creating a company in the UK mobile market that will serve a combined customer base of approximately 32.7 million customers (as of the end of third quarter 2009 and including Virgin Mobile customers). The transaction also has synergy potential through costs savings that we expect to realize through integration and scale and includes the Orange broadband activities.

Under the terms of the joint venture agreement, if a third party were to take a controlling stake in Deutsche Telekom, France Télécom would be relieved of all restrictions imposed on the shareholders relating to the transfer of their shares for a period of one year. However, even in this situation, transferring shares to competitors would remain prohibited.

In December 2007, “3” (a brand name of Hutchison 3G UK Limited) and T-Mobile UK entered into a network sharing agreement to consolidate their 3G Radio Access Networks to provide customers with enhanced network coverage and faster access to high-speed mobile services at a lower cost. In early 2008, the joint venture they established, Mobile Broadband Network Limited, or MBNL, introduced its first integrated cell site using the new network consolidation technology. With the continued strong cooperation with our joint venture partner, Hutchison 3G, MBNL has significantly advanced the progress of its network roll out. We expect considerable further progress in the expansion of the 3G network in 2010 to provide the UK's largest 3G network  to our customers in terms of number of sites.

During 2009, T-Mobile UK’s average monthly churn rate (not including Virgin Mobile customers) was 2.6%, compared to 3.4% in 2008. This decrease in churn rate was predominantly caused by the decrease in T-Mobile UK’s prepay churn rate of 2.8% per month in 2009, compared to 4.0% per month in 2008. This positive development was caused mainly by improved prepay retention programs. The contract churn rate remained unchanged.

During 2008, T-Mobile UK’s average monthly churn rate (not including Virgin Mobile customers) was 3.4%, compared to 3.2% in 2007. The increase in churn was predominantly caused by an increase in T-Mobile UK’s prepay churn rate of 4.0% per month in 2008, compared to 3.8% per month in 2007, which was mainly caused by an intense focus on the contract customer base. The contract churn rate was 2.1% per month in 2008, which slightly increased compared to 2007

Generally, a contract customer of T-Mobile UK is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. A prepay customer in the United Kingdom is churned after a period of 180 days of inactivity, i.e., the customer has neither originated nor received a voice or data communication in that period. Virgin Mobile reports to T-Mobile UK the number of customers using a churn policy whereby a customer is churned after a period of 180 days of inactivity.

In the UK, T-Mobile UK faces intense competition from mobile network operators Vodafone, O2, Orange and “3”. In addition, in the retail market, T-Mobile UK competes against resellers and MVNOs.

Poland

Through PTC, we offer mobile telecommunications services to individual and business customers in Poland. We hold a 97% interest in PTC.

Customers (millions)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	13.5	13.3	13.0
Contract	6.7	6.3	5.4
Prepay	6.8	6.9	7.6

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	2.7%	3.1%	3.1%
Contract	0.8%	0.6%	0.7%
Prepay	4.6%	5.2%	4.6%

In 2009, the customer base of PTC increased compared with 2008 due to a positive development in the number of contract customers, as a result of successful retention campaigns.

The monthly churn decreased in 2009 compared with 2008. This reduction was due to a high prepay churn in 2008 as a result of disconnections of SIM cards that were being used improperly at that time.

PTC’s average churn rate during 2008 and 2007 was 3.1% per month. The average contract churn rate during 2008 was 0.6% per month, which represents a decrease from 0.7% per month in 2007, primarily due to intensive retention campaigns. The average prepay churn rate increased from 4.6% per month in 2007 to 5.2% per month in 2008, primarily due to disconnections of improperly used SIM cards.

In general, a contract customer of PTC is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. PTC’s prepay churn policy generally states that a customer can originate calls or data traffic and receive data or voice communications during the relevant validity period. The length of the validity period can be up to 12 months depending on the recharge amount (account validity). The validity period can be extended by additional top-up credits. If a customer exceeds the account validity date, the customer will receive a grace period depending on the applicable tariff. During the grace period, the customer can only receive voice and data communications. The grace period is either 3 months or 12 months depending on the tariff plan. If the prepay account has not been topped-up during this grace period, the customer is churned.

PTC includes in its customer base machine-to-machine cards. M2M cards account for 1.4% of the overall customer base in 2009.

In Poland, PTC faces competition from network operators Polkomtel, Centertel and P4 and in addition from MVNOs.

For information regarding a dispute concerning our investment in PTC, including challenges to our ownership of PTC shares, see “Item 8. Financial Information—Legal Proceedings.”

The Netherlands

Through T-Mobile Netherlands, we offer mobile telecommunications and broadband fixed-line services to individual and business customers in The Netherlands.

Customers (millions)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	4.6	5.3	4.9
Contract	2.4	2.3	2.1
Prepay	2.2	3.0	2.8

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	3.8%	2.5%	2.8%
Contract	1.5%	1.6%	1.4%
Prepay	5.6%	3.1%	4.1%

At T-Mobile Netherlands, the overall customer base decreased in 2009 compared with 2008. This decline was attributable to a reduction in the prepay customer base as a result of an increase in prepay churn. The contract customer base increased in 2009, despite a highly competitive market situation in The Netherlands.

In 2009, the overall churn rate increased sharply as a result of an increase in the prepay churn rate. The increase of prepay churn was caused by an initiative resulting from the Orange customer migration. Prepay customers of Orange Nederland N.V. who had been migrated to the T-Mobile Netherlands customer base in the middle of 2009, but who did not show any activity within 180 days after the migration, were churned by the end of 2009. This led to a significant decrease of customer base in the prepay segment. The churn rate in the contact customer segment decreased in 2009 compared with 2008 as a result of enhanced initiatives for customer retention.

T-Mobile Netherlands’ average churn rate for 2008 (including Orange Nederland for a full year) was 2.5% per month, compared to an average churn rate of 2.8% per month in 2007. This decrease in 2008 was due to a decrease in prepay churn rate.

In general, a contract customer of T-Mobile Netherlands is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. If a prepay customer of T-Mobile Netherlands has neither originated nor received voice or data activity (or received only SMS/MMS messages) for a period of 180 days, the customer is churned and removed from the customer base.

In the Dutch retail market, in addition to competition from the mobile network operators KPN Mobile and Vodafone, T-Mobile Netherlands competes with an increasing number of MVNOs.

Czech Republic

Through T-Mobile Czech Republic, we offer mobile telecommunications services to individual and business customers in the Czech Republic and since December 2009 fixed line services. We hold an interest of approximately 61% in T-Mobile Czech Republic.

Customers (millions)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	5.5	5.4	5.3
Contract	2.7	2.5	2.2
Prepay	2.8	2.9	3.0

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	1.4%	1.4%	1.4%
Contract	0.5%	0.5%	0.6%
Prepay	2.2%	2.1%	1.9%

In 2009, the overall customer base of T-Mobile Czech Republic slightly increased compared with 2008. As a result of our strategy to focus on high value contract customers, the contract customer base increased year-over-year, while the prepay customer base slightly decreased.

The slight increase in the prepay churn rate in 2009 was the result of a stable level of prepay disconnections relative to a smaller average customer base due to lower prepay customer gross additions.

T-Mobile Czech Republic’s average churn rate during 2008 was 1.4% per month, which is approximately the same as in 2007. The average contract churn rate during 2008 was 0.5% per month, compared to the average contract churn rate of 0.6% per month during 2007. The average prepay churn rate during 2008 was 2.1% per month, compared to the average prepay churn rate of 1.9% per month during 2007. The year-over-year changes of contract and prepay churn are caused by an ongoing trend of migration to prepay segment instead of deactivation the customer in contract segment, which allows T-Mobile Czech Republic to save part of contract customers in prepay segment. Nevertheless it is also increasing the prepay churn.

At T-Mobile Czech Republic, generally, a contract customer is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. In the absence of re-charging, a prepay customer is churned 30 days after completing a period of 12 months without charged voice or data communications activity.

In the Czech Republic, T-Mobile Czech Republic faces competition from Telefónica O2 Czech Republic (formerly Eurotel Praha), Vodafone Czech Republic (formerly Oskar Mobil) and since mid-2008 MobilKom under its brand “U:Fon”.

Austria

Through T-Mobile Austria, we offer mobile telecommunications services to individual and business customers in Austria.

Customers (millions)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	3.4	3.4	3.3
Contract	2.3	2.3	2.1
Prepay	1.1	1.1	1.1

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	1.8%	1.8%	2.0%
Contract	1.1%	1.0%	1.2%
Prepay	3.5%	3.3%	3.4%

In 2009, the customer base of T-Mobile Austria remained unchanged compared with 2008, both in the contract and the prepay customer segment. This result was achieved despite intense competition in the Austrian mobile communication market. M2M cards account for one percent of T-Mobile Austria’s overall prepay customer base at the end of 2009.

The overall churn rate at T-Mobile Austria remained stable in 2009 compared with 2008, despite a slight churn rate increase in prepay and contract. This effect was attributable to a slightly higher average contract customer share in the overall average customer base in 2009 compared with 2008. The prepay churn rate increased as a result of intense competition in the Austrian mobile communication market.

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

In general, a contract customer is churned either after the voluntary termination upon the lapse of a contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations. Since the beginning of September 2007, T-Mobile Austria has generally churned prepay customers if they had 13 months and two weeks without any charged data or voice communication.

tele.ring, which we manage as a separate brand within T-Mobile Austria, generally churned prepay customers after three months without any charged data or voice communication. Beginning in January 2010, the churn policy of T-Mobile Austria for prepay customers will also be used for tele.ring prepay customers. The alignment of the churn policies will result in a higher reported subscriber base and thus, a lower amount of average revenue per customer.

In Austria, T-Mobile Austria primarily faces competition from mobilkom austria, Orange (formerly ONE) and “3”.

Southern and Eastern Europe

Our Southern and Eastern Europe (SEE) operating segment includes the fixed-network and mobile communications subsidiaries of T-Hrvatski Telekom, Slovak Telekom, Magyar Telekom, Makedonski Telekom, Crnogorski Telekom and the OTE group: OTE, COSMOTE, Romtelecom, COSMOTE Romania, Globul (Bulgaria) and AMC (Albania).
	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Fixed-network lines (1)	11.9	12.8	13.6
Retail broadband lines	3.5	3.0	2.1
Wholesale bundled lines (2)	0.2	0.3	0.4
ULLs (3)	1.1	0.7	0.3
Mobile customers (4)	34.6	31.6	26.2

OTE has been consolidated since February 2009. Prior-year figures in all tables have been adjusted accordingly on a pro forma basis.
(1)	Lines in operation excluding internal use and public telecommunications, including IP-based lines.
(2)
Wholesale bundled lines: sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, we lease DSL lines to the competitor and transport the datastream carried over these lines.

(3)
Unbundled local loop line: Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

(4)	One mobile communications card corresponds to one customer.

Hungary
We hold a 59.2% interest in Magyar Telekom, the leading full-service telecommunications provider in terms of customers and revenues in Hungary. The following table summarizes our key customer information for Hungary.

Fixed network
Lines (millions)(1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Broadband access lines	0.8	0.8	0.7
Fixed network access lines	1.8	2.0	2.2

Mobile communications
Customers (millions)(2)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	5.1	5.4	4.9
Contract	2.3	2.1	1.8
Prepay	2.8	3.3	3.1

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	2.1%	1.3%	1.3
Contract (3)	1.1%	0.9%	0.8
Prepay (4)	2.8%	1.6%	1.8

(1)	Lines in operation, including IP-based lines, but excluding internal use and public telecommunications systems. Broadband include bundled and unbundled resale and retail services.
(2)	Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards. One SIM card corresponds to one customer.
(3)
A contract customer of T-Mobile Hungary is churned either after the voluntary termination upon the lapse of his contracted loyalty period or after forced contract termination due to the customer’s failure to fulfill payment obligations.

(4)	In the absence of re-charging, a prepay customer is suspended after a period of 12 to 16 months depending on the amount charged on the prepay card.

Magyar Telekom offers telecommunications services, such as fixed-line and mobile telephone services, data communications services, wholesale services, IP/Internet services, multimedia broadcast services and other services for customers throughout Hungary. Magyar Telekom’s systems integration and IT operations are reported under our operating segment Systems Solutions.

In 2009, the number of Magyar Telekom's fixed-network access lines in operation decreased compared to 2008 and 2007 mainly due to ongoing fixed-mobile substitution. The positive development of the broadband market and high demand for broadband solutions influenced Magyar Telekom's number of broadband access lines in operation. Broadband access lines in operation increased in 2009 to 789,000, compared to 761,000 at December 31, 2008 and 715,000 at December 31, 2007.

In September 2008, Magyar Telekom decided to roll-out a fiber-optic network that would enable it to offer innovative products, including television services. Magyar Telekom’s multimedia services business primarily consists of its cable television business.  The number of Magyar Telekom’s cable television customers decreased to 407,000 at December 31, 2009 from 423,000 at December 31, 2008 and 419,000 at December 31, 2007, mainly driven by the entry of new competing technologies. As part of Magyar Telekom’s strategy to provide international network and carrier services in southeastern Europe, Magyar Telekom currently offers wholesale services in Romania, Bulgaria and the Ukraine.

T-Mobile Hungary, the mobile brand of Magyar Telekom, offers mobile telecommunications services to individual and business customers in Hungary. At December 31, 2009, the number of T-Mobile Hungary’s customers declined compared with 2008 due mainly to the impact of the economic crisis and the churn of inactive SIM cards. Growth in the number of contract customers, as a result of attractive tariff packages, sales commission schemes and loyalty programs, partially offset the decline in prepay customers.

T-Mobile Hungary’s average churn rate during 2009 was 2.1% per month, which represents an increase from 2008. The average contract churn rate in 2009 was approximately 1.1% per month, compared to approximately 0.9% per month in 2008 due to continued competitive pressure in the Hungarian market. The corresponding prepay customer churn rate was approximately 2.8% in 2009 compared to approximately 1.6% in 2008 due to increased churn of inactive customers and cancellations related to the economic crisis.

Croatia
We own 51% of T-Hrvatski Telekom, the leading full-service telecommunications provider in the Croatia in terms of revenues. The following table summarizes our key customer information for Croatia.
Fixed network
Lines (millions) (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Broadband access lines	0.6	0.5	0.3
Fixed network access lines	1.5	1.6	1.6

Mobile communications
Customers (millions) (2)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	2.9	2.7	2.4
Contract	0.9	0.8	0.7
Prepay	1.9	1.9	1.7

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	1.9%	1.4%	1.3%
Contract (3)	0.8%	0.7%	0.7%
Prepay (4)	2.3%	1.7%	1.5%

(1)	Lines in operation, including IP-based lines, but excluding internal use and public telecommunications systems. Broadband access lines include bundled and unbundled resale and retail services.
(2)	Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards. One SIM card corresponds to one customer.
(3)
A contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

(4)	A prepay customer is churned after a period of 270 days without recharging.

T-Hrvatski Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, IP/Internet services, including IPTV, and wholesale services and mobile telecommunications services through T-Mobile Hrvatska d.o.o., or T-Mobile Croatia, to individual and business customers in Croatia. As of January 1, 2010, T-Hrvatski Telekom merged its fixed network and mobile communication businesses to improve customer service and operational efficiencies.

T-Hrvatski Telekom operates a digitalized fixed-line telecommunications network and started the commercial roll-out of a fiber network in 2008. In 2009, the number of T-Hrvatski Telekom’s fixed network access lines in operation decreased slightly compared to 2008 and 2007. The number of broadband access lines provided by T-Hrvatski Telekom continued to increase in 2009. The number of broadband access lines in operation at December 31, 2009 was 555,000 compared to 473,000 at December 31, 2008 and 345,000 at December 31, 2007. The fixed-line business continues to be characterized by increasing competition, particularly the broadband business, as a result of the unbundled local loop. However, mobile substitution is the main competitive challenge in Croatia.

Through its wholly-owned subsidiary, T-Mobile Croatia, T-Hrvatski Telekom offers mobile telecommunications services to individual and business customers in Croatia. At December 31, 2009, T-Mobile Croatia had approximately 2.8 million customers, an increase compared to 2008. Of the total customers at December 31, 2009, approximately 0.9 million were contract customers, a slight increase over 2008 primarily as a result of attractive tariffs.  The number of prepay customers slightly increased in 2009 compared with 2008.

T-Mobile Croatia’s average monthly churn rate during 2009 increased to 1.9% from 1.4% per month in 2008, primarily as a result of increased contract and prepay churn. The average contract churn rate was 0.8% per month in 2009, a slight increase compared with 2008 primarily as a result of increasing competition.  The average prepay churn rate during 2009 was 2.3% per month compared with 1.7% per month in 2008, mainly as a result of increased competition in the lower-margin prepay segment.
Slovakia
We hold a 51% interest in Slovak Telekom, a leading full-service telecommunications provider in the Slovak Republic. The following table summarizes our key customer information for Slovakia.
Fixed network
Lines (millions) (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Broadband access lines	0.4	0.3	0.3
Fixed network access lines	1.1	1.1	1.1

Mobile communications
Customers (millions) (2)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	2.4	2.3	2.4
Contract	1.4	1.4	1.2
Prepay	1.0	1.0	1.2

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	1.4%	1.8%	1.5%
Contract (3)	1.0%	0.8%	0.8%
Prepay (4)	2.0%	3.0%	2.1%
(1)	Lines in operation, including IP-based lines, but excluding internal use and public telecommunications systems. Broadband access lines include bundled and unbundled resale and retail services.
(2)	Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards. One SIM card corresponds to one customer.
(3)
A contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer’s failure to fulfill contractual obligations.

(4)	A prepay customer is churned after a period of 12 months without re-charging since the most recent use.
   Slovak Telekom offers access and local, long-distance and international fixed-line telephone services, data communications services, wholesale services, and IP/Internet services. In January 2010, Slovak Telekom officially launched satellite TV services. Through its wholly-owned subsidiary, T-Mobile Slovensko, Slovak Telekom offers mobile telecommunications services to individual and business customers in Slovakia. In December 2009, the Boards of Directors of Slovak Telekom and T-Mobile Slovensko approved a plan to combine the fixed-line and mobile businesses into one integrated company in 2010 with the objective of improving customer service and internal efficiency.

Slovak Telekom’s total number of fixed-network access lines decreased slightly in 2009 by 2.2% compared to 2008. The decrease in traditional fixed network lines was partially offset by an increase in the number of All-IP access lines compared to previous year. Slovak Telekom’s total number of fixed-network access lines decreased in 2008 by 1.3% compared to 2007, despite a substantial increase in demand for All-IP access lines. In 2009, Slovak Telekom continued to increase its triple-play services offering and believes that triple-play is one of the main drivers for the success of its broadband business. The number of broadband access lines in operation in Slovak Telekom’s network continued to increase in 2009. The number of broadband access lines in operation at December 31, 2009 was 391,000 compared with 339,000 at December 31, 2008 and 261,000 at December 31, 2007. Mobile substitution remains one of the main competitive challenges for Slovak Telekom’s fixed-network business.

At December 31, 2009, T-Mobile Slovensko had approximately 2.4 million customers, compared with 2.3 million at December 31, 2008 and 2.4 million at December 31, 2007. The slight increase in the number of customers in 2009 compared to 2008 was primarily a result of overall market growth. T-Mobile Slovensko’s average churn rate during 2009 was 1.4% per month, which represents a decrease from 1.8% in 2008, primarily as a result of the decline in prepay churn, which was partially offset by an increase in contract churn. The average prepay churn decreased from 3.0% per month in 2009 to 2.0% per month in 2008, primarily as a result of less competition.  The average contract churn rate increased from 0.8% per month to 1.0% per month in 2009, primarily as a result of increasing competition.

Greece

We currently own 30% plus one share in OTE and control additional shares through a shareholders’ agreement with the Hellenic Republic or HR, pursuant to which we have assumed management control of OTE. We have consolidated OTE since February 2009. The Hellenic Republic also has a put option with respect to its current holdings in OTE. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Other Commitments—Contractual Cash Obligations.” In addition to its presence in Greece, OTE also has subsidiaries in Romania, Bulgaria and Albania.
The following table summarizes our key customer information for Greece.

Fixed network
Lines (millions) (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Broadband access lines	1.1	1.0	0.8
Fixed network access lines	4.2	4.6	5.0

Mobile communications
Customers (millions) (2)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	9.2	7.9	6.3
Contract	2.3	2.2	2.0
Prepay	6.9	5.7	4.2

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	3.2%	n.a.	n.a.
Contract (3)	2.0%	n.a.	n.a.
Prepay (4)	3.6%	n.a.	n.a.
n.a.—not applicable
(1)	Lines in operation, including IP-based lines, but excluding internal use and public telecommunications systems. Broadband access lines include bundled and unbundled resale and retail services.
(2)	Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards. One SIM card corresponds to one customer.
(3)
A contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer's failure to fulfill contractual obligations.

(4)
A prepay customer gets suspended in the sixth or twelfth month after the last recharge depending on the tariff. The suspension period is one month. During this period, the subscriber is barred from making calls but can accept incoming calls. Seven or thirteen months after the last recharge the customer gets deactivated and is considered as churned.

OTE is the leading full-service telecommunications provider, based on revenues, of fixed-line voice telephony and IP/Internet access services to residential and business customers in Greece. It also provides data communication services, wholesale services and satellite telecommunications services.

The number of fixed-network access lines decreased as a result of increasing competition and fixed-mobile substitution. Increased access to the unbundled local loop has increased competition in Greece. In 2009, the number of broadband lines increased compared with 2008 due to the efforts of OTE to promote its broadband business through investment in infrastructure covering the needs of both retail and wholesale customers, as well as through extensive sales promotions. These actions, combined with the initial low penetration levels of broadband access lines in Greece, led to strong growth, which continued despite the economic environment.

The number of mobile customers increased in 2009 compared to 2008 mainly as a result of a larger number of prepay customers. In addition, customer growth resulted from numerous innovative and competitive products offered during 2009, improved and successful marketing and communication strategy, sales activities of GERMANOS retail stores and the integration of GERMANOS operations. During 2009, COSMOTE expanded its leadership in the Greek market based on the number of customers, reaching 9.2 million customers. COSMOTE has been gaining market share over the past few years by focusing on the enhancement of the services offered, the upgrade of the network, the improvement of customer service, its distribution network, the strengthening of its corporate image and through competitive products and services. In 2009, average churn increased, due to a significant increase in prepay churn, which was mainly a result of newly introduced prepay customer registration and several aggressive market offers by our competitors.

Romania

OTE holds a 54.01% interest in the share capital of RomTelecom S.A., the incumbent telecommunications services provider in Romania. RomTelecom offers fixed-line, data communication, IP/Internet, wholesale and satellite TV services. OTE’s subsidiary, Cosmote S.A., holds an interest of 70% in the share capital of the mobile operator Cosmote Romania, with RomTelecom holding the remaining 30%. Cosmote Romania is currently one of the three GSM (2G) mobile telecommunications providers in Romania. As further described below, in 2009 Cosmote acquired Telemobil S.A. (Zapp), the oldest mobile communications provider in Romania.

The following table summarizes our key customer information for Romania.

Fixed network
Lines (millions) (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Broadband access lines	0.8	0.7	0.4
Fixed network access lines	2.8	3.0	3.1

Mobile communications
Customers (millions) (2)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	7.3	5.9	3.6
Contract	1.5	1.1	0.6
Prepay	5.7	4.8	3.0

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	3.8%	n.a.	n.a.
Contract (3)	2.1%	n.a.	n.a.
Prepay (4)	4.3%	n.a.	n.a.
n.a.—not applicable
(1)	Lines in operation, including IP-based lines, but excluding internal use and public telecommunications systems. Broadband access lines, including bundled and unbundled resale and retail services.
(2)
Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards.  One SIM card corresponds to one customer. Figures of Zapp have been included in the 2009 customer data, but were not included in 2008 or 2007 customer data.

(3)
A contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer's failure to fulfill contractual obligations.

(4)
A prepay customer gets suspended in the twelfth month after the last recharge for one month. During this one-month suspension period, the subscriber is barred from making calls but can accept incoming calls. Thirteen months after the last recharge, the customer is deactivated and is considered as churned.

The number of fixed-network access lines in Romania decreased in 2009 due to general trends such as fixed-mobile substitution and the high level of competition, which resulted in a strong pressure on prices.  The growing broadband market in Romania is expected to generate demand for a number of newly-introduced applications, such as IPTV. RomTelecom is considering a number of options for responding to the increase in demand for broadband based products, including investing in VDSL or fiber networks.

The number of mobile customers increased in 2009 as a result of growth in both contract and prepay customers despite intense competition and the effects of the global economic crisis.  The increase in contract customers was partially a result of the acquisition of Zapp. On October 29, 2009, the Romanian authorities approved the acquisition of 100% less one share of Zapp, the oldest mobile communications provider in Romania, by Cosmote. OTE has consolidated Zapp since November 2009. At the end of 2009, Zapp had approximately 360,000 customers and its 3G network covered 23 cities in Romania. The acquisition of Zapp was made to enhance the business’ outlook, as Cosmote Romania will be able to offer new mobile broadband services through its 3G and CDMA licenses.

The total number of mobile subscribers in Romania reached 7.3 million in 2009, an increase of 23.7% compared to 2008.

Bulgaria

Cosmote S.A. (Greece) owns 100% of Globul, a mobile telecommunications operator in Bulgaria. Globul also holds a license for the construction, maintenance and use of a public telecommunications network for data transmission and the provision of public telecommunications services in Bulgaria, and has been awarded the right to use microwave frequencies and the right to provide leased lines.

The following table summarizes our key customer information for Bulgaria.

Mobile communications
Customers (millions) (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Total	3.9	4.1	3.9
Contract	2.1	2.1	1.7
Prepay	1.8	2.0	2.2

Monthly churn rate	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007
Total	3.8%	n.a.	n.a.
Contract (2)	2.5%	n.a.	n.a.
Prepay (3)	5.3%	n.a.	n.a.
n.a.—not applicable
(1) Total number of contract and prepay customers at year-end for the periods presented based on the number of activated SIM cards. One SIM card corresponds to one customer.
(2) A contract customer is churned either after the voluntary termination upon the lapse of his contract or after forced contract termination due to the customer's failure to fulfill contractual obligations.

(3) A prepay customer is suspended for one month after the twelfth month after the last recharge. During this suspension period, the subscriber is barred from making calls but can accept incoming calls. Thirteen months after the last recharge, the customer gets deactivated and is considered as churned.

Globul is the second largest operator in the Bulgarian mobile market in terms of the number of customers. By the end of 2009, Globul had 3.9 million customers, down by 4.8% compared to 2008, mainly due to the decline in prepaid customers. Contract subscribers exceeded 54% of the total customer base compared to 51% in 2008, while the company’s total market share remained stable at approximately 38% despite the aggressive competition. In 2009, Globul continued upgrading its telecommunication infrastructure, maintaining its competitiveness both in terms of geographical coverage and quality of its 2G and 3G networks. The company has been introducing new innovative and competitive products to meet the needs of the consumers.

Other

Other includes our operations in Albania, the F.Y.R.O. Macedonia and Montenegro. Through the 97 % owned COSMO-Holding Albania, and the acquisition of a 12.5% stake during 2009 directly by Cosmote, Cosmote indirectly holds a majority (effective 95%) of the share capital of AMC, a mobile telecommunications subsidiary in Albania. AMC’s network operates on the GSM 900 and GSM 1800 frequencies in Albania. In the F.Y.R.O. Macedonia, we offer fixed network communications through Makedonski Telekom, which is majority owned by Magyar Telekom. We offer mobile telecommunications services through T-Mobile Macedonia, a wholly-owned subsidiary of Makedonski Telekom. In addition, Magyar Telekom has a stake of 76.5% in Crnogorski Telekom, which provides fixed-network and mobile telecommunications services in the Republic of Montenegro.

Other (1)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Fixed-network lines (2)	0.5	0.6	0.6
Broadband lines (3)	0.2	0.1	0.1
Mobile customers (4)	5.9	5.4	4.4
(1)
Other includes the companies AMC (Albania), Makedonski Telekom (the F.Y.R.O. Macedonia), T-Mobile Macedonia (the F.Y.R.O. Macedonia) and Crnogorski Telekom (Montenegro: mobile communications and fixed network).

(2)	Lines in operation excluding internal use and public telecommunications, including IP-based lines.
(3)	Total of retail and resale broadband lines.
(4)	One mobile communications card corresponds to one customer.
    Other includes our operations in Albania, the F.Y.R.O. Macedonia and Montenegro. Through the 97 % owned COSMO-Holding Albania,  and the acquisition of a 12.5% stake during 2009 directly by Cosmote, Cosmote indirectly holds a majority (effective 95%) of the share capital of AMC, a mobile telecommunications subsidiary in Albania. AMC’s network operates on the GSM 900 and GSM 1800 frequencies in Albania. In the F.Y.R.O. Macedonia, we offer fixed network communications through Makedonski Telekom, which is majority owned by Magyar Telekom. We offer mobile telecommunications services through T-Mobile Macedonia, a wholly-owned subsidiary of Makedonski Telekom. In addition, Magyar Telekom has a stake of 76.5% in Crnogorski Telekom, which provides fixed-network and mobile telecommunications services in the Republic of Montenegro.

Competition

Competition in the fixed-line network business in Southern and Eastern Europe increased in 2009. Mobile substitution and regulation requiring access to the unbundled local loop led this development. Competition in the fixed-line network business is primarily based on price. In addition, the mobile telecommunications market is highly competitive, with the operators competing primarily based on price. T-Mobile Hungary faces competition from Pannon and Vodafone Hungary. T-Mobile Croatia faces competition from VIPnet and Tele2. T-Mobile Slovakia mainly competes against Orange and Telefónica O2. Cosmote Greece faces competition from Vodafone and Wind Hellas while in Romania, COSMOTE faces competition mainly from Orange and Vodafone. In Bulgaria, Globul faces competition from M-Tel and Vivatel. In Hungary, Croatia, and Greece we are the mobile telecommunications market-leader in terms of customers.

Systems Solutions

Through T-Systems, our Systems Solutions operating segment provides Information and Communications Technology, or ICT, services worldwide, primarily to multinational companies, government agencies and non-profit organizations. The mission of T-Systems is to shape the networked future of business and society and add value for our customers and employees with innovative ICT solutions. Beginning in 2009, we transferred responsibility for our small, medium and large business customers from T-Systems to our Germany operating segment.

Principal Markets

T-Systems uses its information technology and telecommunications expertise to provide ICT infrastructure and tailored solutions to its customers. Its service offering portfolio along the entire ICT value chain has been simplified from a few hundred to 55 offerings, which include standardized service offerings and individual solutions tailored to the specific needs of our customers. T-Systems supports its customers through its global telecommunications and IT infrastructure networks. T-Systems’ primary markets are located in Germany and the rest of Western Europe.

Although the majority of T-Systems’ customers are headquartered in Germany, as of December 31, 2009, approximately 45% of T-Systems’ 46 021 employees provided services from locations outside Germany. The German-based operations contributed approximately 70% of T-Systems’ total revenues, which include intersegment revenues from other Deutsche Telekom Group companies and affiliates. For more information, see “Item 5. Operating and Financial Review and Prospects—Segment Analysis—Systems Solutions.”

Organizational Structure
In 2009, T-Systems continued to improve its organization and sales and delivery processes. T-Systems is comprised of one sales unit and two delivery units. T-Systems’ sales unit, known as Corporate Customers, is responsible for sales and providing ICT solutions to multinational companies, large enterprises and organizations. Two delivery units, ICT Operations and Systems Integration, complement the activities of Corporate Customers.

T-Systems’ operations are supported by the activities of Detecon International GmbH and T-Systems Multimedia Solutions GmbH. Detecon offers its customers integrated management and technology consulting and operates worldwide with a focus on consulting for the telecommunications market. T-Systems Multimedia Solutions develops web based solutions for T-Systems’ customers, with a focus on e-commerce and information and knowledge management.

Corporate Customers

Corporate Customers is the sales unit of T-Systems International GmbH serving over 400 biggest customers of Deutsche Telekom including our customers of the public and health sector. Furthermore, Corporate Customers is also responsible for selling ICT services to all business customers outside Germany. The Corporate Customers business unit currently serves its multinational and other major customers with a dedicated key account management team and large customers with a direct sales approach.

Corporate Customers formed its organization along its customers and has been structured into 5 operational units and 5 support units.

The KAM Unit is responsible for the overall global development and management of business with major customers with headquarters in Germany. This unit has a customer base of approximately 40 customers in 9 industry segments. Each of these customers will be served by its own key account management.

Due to their business impact, four Global Accounts, Daimler, DP DHL, Shell and VW have been organized as separate operational units.  Each of these customers will be served by its own key account management.

The Direct Sales Unit serves approximately 340 customers. Direct Sales is responsible for the overall global development and management of business with these customers. Direct Sales bundles account management and service management, as well as sales management capabilities, and is supported by pre-sales capabilities.

The Corporate Customers business unit also includes the Deutsche Telekom global account, which reduces IT and telecommunications related costs for the Group. Working on the basis of a “one company” principle with shared goals across all business units of the Group, the DTAG Global Account team aims to contribute to positive developments in the IT landscapes, cost savings, innovation and simplicity within the Group.

Due to its specific requirements, the public and healthcare industries (including government agencies in the federal structure, state pension funds, the armed forces of the Federal Republic, research and teaching institutions, international organizations and the healthcare sector) are served by a separate dedicated team. The unit has been organized in accordance with the federal structure.

Corporate Customers combines its support functions in five specific units: ICT PreSales, Big Deal Management, Sales Operations Management, Business Operations & Excellence and International Operations & Services.

ICT PreSales is responsible for bid management and has the technical expertise to provide solutions to fit the customers’ needs. ICT PreSales supports the operative sales units through the entire sales process until closing the deal.

Big Deal Management is responsible for the development of large volume and strategically relevant deals in selected geographic areas, including the initial sales phase, closing the transaction, and transition to the appropriate service and delivery unit.

Sales Operations Management is responsible for maintaining the same methods and processes relating to the main functions within Corporate Customers and sales operations, as well as account and sales management support.

Business Operations & Excellence bundles different tasks and projects across the Corporate Customers Unit, such as Complaint Management, Six Sigma for enhanced quality management, support for the CSO, interaction among employees, management and our KAM, etc.

The International Operations and Services unit has been established to support the international operations of T-Systems’ customers and the international activities of T-Systems. This unit supports the account, sales and bid management activities and oversees the roll-out of management and strategic programs globally. The unit manages international activities together with the management of the countries.

ICT Operations

The ICT Operations delivery unit is responsible for providing services relating to customer ICT infrastructure, including computing services, desktop services, application services and telecommunications services. ICT Operations integrates the solution and process design, with responsibility for standardization of delivery of services. As of December 31, 2009, ICT Operations had a total of more than 20,000 employees, of whom approximately half were based in Germany. ICT Operations provides the personnel, servers and infrastructure necessary to operate the ICT functions of T-Systems’ customers. ICT Operations is represented in a large number of locations throughout Germany and the world. ICT Operations has three main service lines, Desktop Services & Solutions, Computing Services & Solutions and Telecommunications Services & Solutions.

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

Through Desktop Services & Solutions, ICT Operations also ensures the proper operation of the workstations and services hardware and software products provided. As of December 31, 2009, more than 1,800,000 workstations were serviced through Desktop Services & Solutions. Help-desk services are primarily provided through the Services Office platform and the Call Center Platform Management (CCPM) services. The Services Office platform supports one of the largest and most sophisticated Microsoft Exchange applications worldwide, with more than 270,000 mailboxes as well as file, fax and SMS services. CCPM includes services that are required for the smooth operation of a call-center platform. In general, desktop services contracts have an average duration of two years. Customers pay for managed desktop services based on contractually agreed service levels. These agreements describe quantities of goods, such as the number of computers leased and maintained, as well as customer-specific availability and quality requirements for the services provided.

Computing Services & Solutions

Computing Services & Solutions provides customers with the ability to outsource their entire IT operations. The services offered include the operation of data centers, application management, user support and network management. Other services offered include the installation, operation and administration of central and open computer systems, data center infrastructure services and business applications. Generally, contracts involving computing services have an average duration of four years or more. Customers pay for computing services based on contractually agreed service levels. These agreements describe the quantity, quality and extent of services to be provided.

CSS possesses the server equipment, software tools and expertise employed in the operation of the computer network infrastructure described above. As of December 31, 2009, CSS’ global mainframe systems performance had a combined total computing power of more than 100,000 millions of instructions per second (MIPS).

T-Systems’ mainframe computing equipment in Germany and Switzerland (more than 70% of T-Systems’ total worldwide computing power) is based on a leasing contract with IBM. T-Systems only purchases the computing capacity actually required, according to a flexible, demand-driven business agreement. In addition to these mainframe systems, as of December 31, 2009, a total of approximately 50,000 servers (most of which are owned by T-Systems) were operated worldwide, in particular in Europe.

Telecommunications Services & Solutions
Telecommunications Services & Solutions manages the development, construction and operation of T-Systems’ German and international service platforms, based on transport capacity leased primarily from our Germany operating segment and, to a lesser extent, from other providers. T-Systems’ service platforms include:

•	IP MPLS, which provides advanced IP services and features, including VPNs for business customers;

•	ATM/Frame Relay, which supports our portfolio of specific services for customer networks;

•	Voice over IP, which supports VoIP products and acts as a gateway to analog or ISDN networks; and

•	Ethernet Platform, which supports ethernet VPN services and LAN-to-LAN connections.

Telecommunications Services & Solutions also provides value-added services through IP-based platforms, including remote dial-in, client encryption and other security services, share internet access services and managed hosting services.

Systems Integration

The Systems Integration delivery unit focuses on IT integration projects, application management and application development. Systems Integration provides advice and assistance for a company’s entire “plan-build-run” lifecycle. Through its ICT solutions, Systems Integration increases the flexibility of its customers’ business processes. Its primary focus is on solution design and architecture, IT projects and solution and application development, including testing and application lifecycle services. Systems Integration focuses on the introduction of uniform processes, general standards, methods and tools and enhancing the re-usability of modular solutions. In addition, Systems Integration supports T-Systems international activities through its delivery network, which provides sales and services to international customers by offering them tailored, efficient solutions and service components.

Systems Integration’s offshore resources have been significantly increased through T-Systems’ cooperation with Cognizant Technology Solutions Corporation that started in March 2008. Joint activities target mainly European enterprises in order to meet their demands for global services. T-Systems and Cognizant have bundled their respective consulting businesses to obtain projects primarily for customers with locations in Asia and Europe that require global IT solutions.

Competition

T-Systems operates in markets that are subject to intense competitive pressures. The overall market for T-Systems’ services has been characterized by consolidation and increased concentration during the past year. T-Systems faces a significant number of competitors, ranging in size from large IT and telecommunications providers to an increasing number of relatively small, rapidly growing and highly specialized organizations. T-Systems believes that the specific ICT service and solutions offered, performance, quality, reliability and price are important factors in maintaining a strong competitive position.

T-Systems holds different market positions (based on total revenues) in different regions of the world. In Germany, T-Systems believes it was the market leader in 2009 in the IT and telecommunications areas. In Western Europe, on a revenues basis (counting its intersegment revenues), T-Systems was one of the largest IT services vendors in 2009, together with IBM Global Services, Accenture, CapGemini, and HP Services. In the telecommunications area, it was one of the four largest companies, together with BT Global Services, France Telecom and Telefónica. Globally, T-Systems ranked among the top 20 IT and telecommunications companies in 2009

Competition in the telecommunications markets in which T-Systems competes is very intense, both in Germany and globally. The market is characterized by substitution of legacy services (voice and data) by IP and mobile services and by strong pricing pressures. The competitive landscape over the past several years has been characterized by market participants attempting to reduce their indebtedness and increase their profitability through strategic refocusing and concentration on IP services, fixed-mobile convergence and network-centric ICT solutions. Additionally, consolidation in the ICT market (primarily in the U.S. market) has increased competition. T-Systems expects this strategic refocusing to continue in 2010 and therefore expects similarly fierce competition.

Competition is also intense in the information technology area. The current market is characterized by strong pricing pressures, reduced customer IT budgets, prolonged customer sales cycles and aggressive competition from offshore providers. As a result of these competitive pressures, many companies, including T-Systems, are attempting to maintain or expand market share through improved productivity, cost-cutting and efficiency measures. This situation has also led to a consolidation in the IT sector, which T-Systems expects to continue for the foreseeable future. However, T-Systems expects the global IT services markets to continue to grow only Competition will remain intense for the foreseeable future.

Group Headquarters and Shared Services

General

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group. Group Headquarters functions include those performed by many of our central departments, such as treasury, legal, accounting and human resources. Operating functions not directly related to the core businesses of our operating segments are considered Shared Services functions. These functions also include, among others, the management and servicing of our real estate portfolio in Germany, fleet management and Vivento. Since July 1, 2009, Group Headquarters and Shared Services also includes certain Group-wide functions in the areas of products and innovation, technology, IT and mobile communications that are assigned to our Chief Operating Officer. The shared services and group headquarters functions of Magyar Telekom and the shared services functions of OTE formerly assigned to Group Headquarters and Shared Services are reported under the Southern and Eastern Europe operating segment since July 1, 2009. Although many of the Group Headquarters and Shared Services functions are legally part of Deutsche Telekom AG, we manage Group Headquarters and Shared Services as though it were a separate legal entity.

Principal Activities

The real estate unit is, based on total revenues, the largest shared service within Group Headquarters and Shared Services. The real estate unit is responsible for managing our real estate portfolio and renting commercial real estate in Germany. Our real estate operations are conducted through various subsidiaries and affiliates and include:

•	the internal and external Group leasing and rental business;

•	the power supply and air conditioning solutions business related to our telecommunications facilities (since July 1, 2009 assigned to the Germany operating segment); and

•
the operation, management and servicing of our radio transmission sites, such as our radio towers and transmitter masts in Germany (primarily used in mobile, radio and satellite communications, as well as for television broadcasting; since July 1, 2009 assigned to the Germany operating segment).

 For more information about our real estate portfolio and management activities, see “—Description of Property, Plant and Equipment—Network Infrastructure—Real Estate.”

Vivento was established in 2002 with the goal of efficiently implementing our staff restructuring measures in a socially responsible manner. Through Vivento, displaced workers are retrained and equipped with new employment qualifications for permanent redeployment within our Group or with external employers, or for project and temporary assignments. In addition to individual placements, Vivento staffs major projects and workforce-intensive operations and services. To create further employment opportunities for the employees of the Group, Vivento acquires additional external employment opportunities for civil servant and non-civil servant employees, particularly in the public sector. At the beginning of 2004, Vivento commenced providing call center services primarily to some of our Group companies and, to a lesser extent, to third parties. These call center operations consist of the former call center operations of our fixed-network operations in Germany and Vivento Customer Services GmbH.

Vivento Customer Services provides customer-relationship services, including call center and back-office services, within the Group and, to a lesser extent, to third parties. As of December 31, 2009, Vivento Customer Services employed approximately 1,500 people. In addition, approximately 900 people from Vivento were employed by Vivento Customer Services on a temporary basis as of that date.

During 2009, Vivento took on approximately 3,700 of the Group’s employees. Approximately 63% were transferred from our Germany operating segment. In the reporting period, approximately 2,300 employees left Vivento to pursue new employment opportunities. About 50% of these employees were placed outside of the Group. At December 31, 2009, the workforce at Vivento totaled around 9,600 employees. This included around 4,200 employees who were deployed externally, mainly in the public sector, for example at the Federal Employment Agency. Approximately another 2,600 people were employed within the Group, especially in call centers, and around 2,800 employees were placed in Vivento’s operational and strategic units or provided with support by Vivento.

The following table provides information regarding Vivento’s employee structure and movements for the periods presented:

	2009(1)	2008(1)	2007(1)
Number of employees transferred to Vivento	3,700	2,600	1,700
Number of employees that left Vivento	2,300	4,600	5,000
Total number of employees in Vivento as of year-end	9,600	8,200	10,200
of which: Employees in external employment arrangements	4,200	3,300	1,600
of which: Employees in internal employment arrangements	2,600	2,300	5,600

(1)	Figures have been rounded to nearest 100.

Our fleet management company, DeTeFleetServices GmbH, provides fleet management and mobility services, with approximately 37,000 vehicles provided to our Group companies and affiliates within Germany. DeTeFleetServices also generates revenues from third parties through its sale of used fleet vehicles and, to a limited extent, through fleet management services to third parties. The majority of third-party customers are former affiliates of Deutsche Telekom that were sold.

Group Headquarters and Shared Services is also responsible for certain Group-wide functions in the areas of products and innovation and includes the operation and management of our network to be used by our Group companies around the world and the provision of carrier services to our international organization.

The Central Treasury department is primarily responsible for cash management, leasing arrangements and the refinancing of indebtedness through a variety of financial arrangements, including, among other things, bank loans and other credit arrangements. Furthermore, this unit is responsible for the issuance of debt in the international capital markets, the handling of payments and clearing transactions, and foreign exchange and hedging activities. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

Group Headquarters and Shared Services is also responsible for providing professional training and qualification services for our employees within Germany. We also provided training for approximately 9,500 apprentices during 2009.

Group Headquarters and Shared Services also includes the establishment and maintenance of international intellectual property rights for the Deutsche Telekom Group, including all Telekom brands.

RESEARCH AND DEVELOPMENT

Research & Development

Our Product and Innovation Department is responsible for coordinating research and development activities, innovation strategy, innovation management, innovation marketing and through T-Venture, corporate venture capital. This department focuses primarily on issues that are relevant to all operating segments. The operating segments are primarily responsible for product innovations that are close to market launch, usually with a development lead time of up to 24 months.

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

Research and Development Expenditures

In 2009, our expenditures on experimental, and pre-production research and development were EUR 0.2 billion (2008: EUR 0.2 billion; 2007: EUR 0.2 billion). Typical research and development activities included the development of new data-transmission processes and innovative telecommunications products. In 2009, investment in internally generated intangible assets to be capitalized amounted to EUR 0.2 billion (2008: EUR 0.4 billion; 2007: EUR 0.3 billion). These investments related primarily to internally developed software. The vast majority of this amount was attributable to the Germany operating segments. In 2009, over 2,600 employees were involved in projects and activities to create new products and market them efficiently to customers.

Intellectual Property

In 2009, we filed 713 patent applications worldwide, compared to 665 patent applications in 2008. We held 6,881 intellectual property rights (inventions, patent applications, patents, utility models, and design models) as of the end of 2009 (2008: 6,328 2007: 5,800). The portfolio of rights is reviewed on a regular basis, and those rights that are no longer relevant are eliminated. Management of these intellectual property rights is governed by strict cost-benefit considerations.

ACQUISITIONS AND DIVESTITURES

The following table presents each of the principal acquisitions and divestitures made by us during our last three fiscal years:

Year	Segment	Event	Amount
			(billions of €)
2009	Southern and Eastern Europe	Purchase of additional shares in OTE	(0.7)
2008	Southern and Eastern Europe	Purchase of shares in OTE	(3.1)
2008	United States	Acquisition of SunCom Wireless Holdings, Inc.	(1.1)
2008	Systems Solutions	Sale of T-Systems Media&Broadcast GmbH	0.7
2007	Europe	Acquisition of Orange Nederland	(1.3)
2007	Germany	Purchase of shares in Immobilien Scout GmbH	(0.4)
2007	Germany	Sale of T-Online France S.A.S.	0.5
2007	Germany	Sale of T-Online Spain S.A.	0.3

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

General Licensing Requirements

To provide services and to operate our networks, either general authorizations or licenses are required from regulatory authorities in countries in which we operate. In member states of the European Union or EU Member States, the operation of fixed networks and the provision of public voice telephony services in the fixed network require notification to, or registration with, regulatory authorities.

Licensing procedures also apply to our mobile network operations with respect to radio frequencies. The duration of any particular license or spectrum usage right depends on the legal framework in the relevant country. Most countries limit the duration of licenses or usage rights, which are generally renewable, to between three and thirty years.

The EU Regulatory Framework for Electronic Communications

General

EU Member States are required to enact EU legislation in their domestic law and to take EU legislation into account when applying domestic law. In each EU Member State, a national regulatory authority, or NRA, is responsible for enforcing the national telecommunications laws that are based on the EU Framework. NRAs generally have significant powers under their relevant telecommunications acts, including the authority to impose network access and interconnection obligations, and to approve or review the charges and general business terms and conditions of providers with “significant market power.” In general, a company can be considered to have significant market power if its share of a particular market exceeds 40%. NRAs also have the authority to assign wireless spectrum and supervise frequencies and to impose universal service obligations.

The European Commission supervises the NRAs and formally and informally influences their decisions in order to ensure the harmonized application of the EU Framework throughout the European Union. Companies can challenge decisions of the relevant NRA before national courts. Such legal proceedings can lead to a decision by the European Court of Justice, or ECJ, which is the ultimate authority on the correct application of EU legislation.

In 2002, the European Union completed the review of the existing EU telecommunications regulatory framework and adopted several legislative measures, which included a general framework directive and four specific directives, collectively constituting the “EU Framework”. Since the most significant part of our business is undertaken in the European Union, our operations are, to a large extent, subject to this EU Framework on telecommunications regulation.

In 2007, the European Commission issued proposals to amend the EU Framework, which must be accepted by the European Parliament and the Council of Ministers before becoming legislation. After two years of intense negotiations among the Commission, the European Parliament and the Council, a revised EU Framework was finally adopted on November 24, 2009 and entered into force on December 18, 2009.

The revised EU Framework gives NRAs the power to separate the access network operations of providers with significant market power from the service business of such providers in certain circumstances, which is known as functional separation. This authority is meant to be a remedy of last resort, with high thresholds to be overcome before it can be employed. When we refer to the EU Framework in the following discussion, we are referring to the EU Framework as revised on December 18, 2009.

In addition, a new Body of European Regulators for Electronic Communications, or BEREC, was established in January 2010 as part of the new EU Framework.  The main function of this body will be to advise the Commission and NRAs on regulatory issues and it will have agency status at the EU level. Decisions and recommendations of BEREC have to be taken into account by national regulatory authorities and the Commission. BEREC will replace the existing European Regulators’ Group.

Whether the revised EU Framework will increase or decrease the regulatory burden on us will depend on how the revised regulatory framework will be applied by the relevant NRA. Member states have 18 months to implement the revised EU Framework and, as a result, we currently expect that the new legislation will come into force by mid-2011.

Special Requirements Applicable to Providers with Significant Market Power

The most significant impact on our business comes from the EU Framework’s special requirements applicable to providers with significant market power. Obligations in relation to network access, price setting, separate accounting for interconnection services, publication, and non-discrimination, can be imposed on those operators that are designated by the relevant NRA as having significant market power in an electronic communications market. Such determinations are based on EU guidelines and EU competition case law. We have been designated as having significant market power primarily in most fixed-line markets in which we operate, as well as in mobile voice call termination markets.

In particular, an NRA may subject providers with significant market power, and their affiliates, to the following rules and obligations:

•	The prior approval or retroactive review of charges, insofar as such charges and conditions relate to a market in which the provider holds significant market power.

•	The obligation to offer other companies unbundled special network access (including interconnection) as well as access to certain services and facilities on a non-discriminatory basis.

In addition, providers with significant market power can be obliged to maintain segregated accounting systems with regard to access services. This obligation is intended to allow for transparency with respect to various telecommunications services in order to prevent, among other things, the cross-subsidization of services. In this regard, an NRA may specify the structure of a provider’s internal accounting for particular telecommunications services, which can increase costs of compliance.

Under the EU Framework, the European Commission periodically issues a recommendation on relevant markets, which is a list of telecommunications markets that it considers susceptible to sector-specific regulation. NRAs must take this list of markets into account when defining the markets that are to be analyzed for the existence of competitive restraints. If an NRA finds that a market is not competitive, it establishes which providers have significant market power in this market and imposes certain measures prescribed by statute. NRAs may analyze additional markets not included in the Commission’s recommendation if justified by special national circumstances. NRAs are required to conduct market analyses on all communications markets included in the Commission’s recommendation, as well as those that the NRAs have decided to include within the scope of sector-specific regulation in agreement with the European Commission. All NRA market analyses are subject to the supervision of the European Commission and can be challenged if the European Commission does not agree with the NRA’s findings.

In addition to the Commission’s recommendation, there is a separate EU regulation on unbundled access to the local loop, which became effective in January 2001. It contains the obligations to provide full unbundled access to copper-paired wire lines, as well as unbundled access to the high-frequency spectrum of those lines (line-sharing). Unbundling has led to a considerable loss of our market share. For more information regarding the effects of unbundling obligations, see “—German Telecommunications Regulation—Interconnection” below.

Next Generation Access Recommendation

In June 2009, the European Commission published its second draft recommendation on Regulated Access to Next Generation Access Networks for fiber based access networks or NGAs. The recommendation aims to harmonize obligations imposed by NRAs on operators with significant market power in the markets for wholesale network infrastructure access at a fixed location and the market for wholesale broadband access to NGA networks. According to the draft recommendation, operators having significant market power must grant competitors access to new and existing ducts, fiber, street cabinets and other elements. In addition, operators with significant market power must provide fiber access unbundling and wholesale broadband access services (Bitstream Access).

Furthermore, the draft contains pricing principles for duct usage, the usage of other civil engineering works and other elements as well as for joint cooperative network deployment and risk sharing arrangements. If the draft recommendation would be adopted in its current form, we do not expect that the recommendation would lead to a decrease in regulation with regard to NGA. It remains unclear whether the draft will be adopted in its existing form. The adoption of the existing or modified recommendation is expected in the first half of 2010.

Fixed and Mobile Termination Rate Recommendation

The European Commission recommendation on relevant markets from 2007 requires NRAs to analyze the call termination market in order to determine whether regulatory remedies need to be imposed. The European Commission intends to further reduce termination rates significantly. In May 2009, the Commission issued the recommendation on the regulatory treatment of fixed and mobile termination rates in the EU that defines details for the cost calculation of termination rates by the NRAs. With the recommendation, the Commission intends to harmonize cost standards for mobile termination rates throughout the EU In this respect, the EU Commission stated the intention to reduce termination rates to EUR 0.015 to EUR 0.03 EUR by the end of 2012, while also eliminating asymmetry between operators. Although the recommendation is not legally binding, NRAs have to pay utmost account to the recommendation while still being able to reflect national circumstances. Mobile operators could therefore be subject to further pressure to lower termination rates in the future, which may have an additional negative impact on our revenues.

Competition Law

The EU’s competition rules have the force of law in all EU Member States. The main principles of the EU competition rules are set forth in Articles 101 and 102 of the Treaty of the Functioning of the European Union, or TFEU, and in the EU Merger Regulation, or Merger Regulation. In general, the TFEU prohibits concerted practices and all agreements that may affect trade between Member States and which restrict, or are intended to restrict, competition within the European Union. In addition, the TFEU prohibits any abuse of a dominant position in the common European Market, or any substantial part of it, which may affect trade between Member States. The European Commission enforces these rules in cooperation with the national competition authorities, which may also directly enforce the competition rules of the TFEU. In addition, the national courts have jurisdiction over alleged violations of EU competition law.

The Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds are to be submitted to the European Commission for review, rather than to the national competition authorities. Under the Merger Regulation, concentrations will be prohibited if they significantly impede effective competition in the common European market, or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position.

In addition, all EU Member States, and other jurisdictions in which we operate, such as the United States, have legislation in place, which is substantially similar to the EU competition rules. Thus, in markets where we are dominant, our ability to practice business freely and to establish our own prices can be restricted. Moreover, our opportunities to cooperate with other companies, or to enhance our business by fully or partially acquiring other businesses, can also be limited. In Germany, the authority responsible for the application of competition law is the Federal Cartel Office (Bundeskartellamt). For information regarding specific competition cases in which we are involved, see “Item 8. Financial Information—Legal Proceedings.”

German Fixed-Network Telecommunications Regulation

Since the most substantial part of our business is located in Germany, German telecommunications regulation has an especially significant impact on our business. As in all EU Member States, German telecommunications regulation is based on the EU Framework. German telecommunications regulation is mainly derived from the Telecommunications Act (Telekommunikationsgesetz).

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

Pricing

Under the Telecommunications Act, tariffs for telecommunications access services offered by providers with significant market power and their affiliates can be subject to price regulation, insofar as the tariffs relate to a market in which significant market power has been determined to exist. Other tariffs are essentially unregulated. The tariffs of all providers in Germany are, however, subject to generally applicable EU and German laws, including competition law and consumer protection rules.

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

General Network Access

Every operator of a public telecommunications network, irrespective of its market position, is obligated, upon request, to make an interconnection offer to other network operators for interconnection with its network. If the parties cannot agree on the interconnection terms and conditions, upon application by one of the parties, the Federal Network Agency can compel an operator that controls access to end users to allow interconnection to its network and can impose other access obligations.

Universal Services

The Telecommunications Act includes provisions to ensure the availability of certain basic telecommunications services, or universal services, throughout Germany. Universal services comprise public fixed-line network voice telephony with certain ISDN features, directory services, telephone books, public pay phones and certain categories of transmission lines. These services must be universally available to all customers at a price determined by the Federal Network Agency to be an affordable price. We currently provide the universal services specified by the Telecommunications Act voluntarily and without compensation.

Media Regulation

Although regulation of broadcast media and media content has not materially affected our business to this point, as traditional telecommunications services and media services increasingly converge through products such as triple-play, media regulation may become increasingly important to our business. For example, in Germany we currently offer IPTV to our high-speed broadband customers, as well as mobile TV services to customers of T-Mobile Deutschland. There are already several regulations related to media services and platforms, such as Entertain, including “must-carry” obligations.  Legislation also regulates the contractual conditions for such transmissions. Moreover, the legislation can be interpreted to suggest that in Germany, we are restricted in the production of our own TV and radio programs as long as a significant part of our shares are controlled by the German government.

Other EU regulation requires TV set top boxes to be interoperable, such as with regard to encryption technology or a common scrambling algorithm. The set top boxes we use for our German IPTV services rely on a special digital rights management technology that might not be entirely compatible with the common scrambling algorithm. However, the Federal Network Agency has granted us a preliminary exemption from this regulation until April 2012. Modification of the current digital rights management technology could prove costly and some features of our IPTV service may be discontinued.

Fixed-Fixed Interconnection

Fixed-fixed interconnection prices require prior approval by the Federal Network Agency. The current charges were approved on November 28, 2008 and are valid until June 30, 2011.

Local Loop Access

We have been offering unbundled local loop access since 1998. We are obliged to publish a reference offer for access to unbundled local loop and prices require prior regulatory, or ex-ante approval. By allowing competitors to connect to customer access lines within our local networks, unbundling of the local loop allows our competitors to gain direct access to customers without having to build local networks of their own. In this way, competitors are able to use our customer access lines to offer a wide range of local services directly to customers.

The Federal Network Agency is currently conducting the next round of market analysis concerning access to physical infrastructures, including the unbundled local loop. The related draft of the regulatory remedies is expected to be published in the first quarter of 2010. The final adoption of the market analysis is expected in the first half of 2010.

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

Unbundled local loop charges, as determined by the Federal Network Agency for the period from February 1999 to March 2001, were revoked by the Administrative Court of Cologne. The Court criticized the Federal Network Agency’s calculation method for unbundled local loop costs. The Court ruling concerning unbundled local loop charges for the period from 1999 to 2001 became effective in October 2009.  As a result, the Federal Network Agency must now decide again on our rate approval applications of 1999. It is not possible at present to estimate whether these decisions will require Deutsche Telekom to make payments or price adjustments and if so, in what amount.

Unbundled local loop charges for monthly rental as well as for one-off services, as determined by the Federal Network Agency for the period April 2001 to March 2003 were also revoked by the Administrative Court of Cologne . These rulings are not yet effective due to pending claims (Nichtzulassungsbeschwerde) of the Federal Network Agency and Deutsche Telekom at the German Federal Administrative Court.

In June 2007, the Federal Network Agency updated its regulatory order relating to local loop access. In addition to existing obligations (access to the local loop, co-location, ex ante approval), we must also provide access to cable ducts and, under certain conditions, dark fiber and co-location within the street cabinets. We have initiated legal proceedings against this obligation. On January 27, 2010, the Federal Administrative Court (Bundesverwaltungsgericht) canceled the decision of the Federal Network Agency of June 2007 concerning access to dark fiber. For further information see “Item 8. Financial Information—Legal Proceedings.”

The Federal Network Agency specified the obligations concerning access to cable ducts, dark fiber and co-location within the street cabinets on December 4, 2009. We applied for corresponding tariffs in mid-January 2010. The Federal Network Agency is expected to decide by March 2010, but may extend this tariff application procedure until May 2010. We will now have to apply for corresponding tariffs. A decision on such tariffs is expected in the end of the first quarter of 2010.

On March 30, 2009, the Federal Network Agency reduced the monthly unbundled local loop charges from EUR 10.50 to EUR 10.20. These charges are valid for the period from April 1, 2009 to March 31, 20011. On June 30, 2008, the Federal Network Agency decided to reduce the one-time activation (takeover of an existing line) charge for the unbundled local loop by approximately 1.4% to EUR 35.70 for the most common type of subscriber line (copper wire pair with high bit-rate use). The corresponding cancellation charges have been reduced as well between 0.2% and 4.1%. These one-time charges for the unbundled local loop are valid until June 30, 2010.

Since January 2001, we have been offering line sharing (using a single access line for multiple purposes, including sharing access with competitors) in accordance with EU requirements. On June 30, 2008, the Federal Network Agency also reduced the monthly rental charge for line sharing from EUR 1.91 to EUR 1.78 until June 30, 2010. Further, the Federal Network Agency decided on the one-time activation charges for the provision of line sharing, which were reduced to EUR 43.99.

Broadband Access – IP Bitstream

We are required to offer an IP Bitstream Access product in the wholesale-market and have therefore been required to offer unbundled broadband access to competitors since April 2008.  On September 14, 2009, the Federal Network Agency decided again on new charges for IP-Bitstream Access and decreased the monthly charges to EUR 8.12 from EUR 8.65 for the bundled variant and to EUR 18.32 from EUR 19.15 for stand-alone variant. With the stand-alone variant the end user is no longer required to maintain a telephone access line with us. The decreases mainly trace back to decreases for other regulated product to which the IP-BSA product structure refers, such as TAL (Teilnehmeranschlussleitung) or ZISP (Zusammenschaltung für Internet Service Provider). According to the key elements of the draft market analysis and regulatory order on bitstream access published on October 21, 2009, the Federal Network Agency intends to rely on retroactive review, or ex-post regulation, but may expand the scope of regulation to include all wholesale bitstream access products. The final adoption of this market analysis and regulatory order is expected in the first quarter of 2010.

IP Bitstream Access enables our competitors to offer all IP-access throughout Germany. For the IP Bitstream Access market, the Federal Network Agency issued a regulatory order in September 2006.

According to a regulatory order, we must grant access to competitors to ducts or, alternatively, to dark fiber cable. The replication of VDSL products, in particular by our competitors using their own infrastructures, is therefore being made easier at our expense. This will have a negative impact on our revenue generation, even if we offer our competitors a VDSL product on a voluntary basis. The Federal Network Agency specified the obligations concerning access to cable ducts, dark fiber and co-location within the street cabinets on December 4, 2009.

Retail Regulation

The Federal Network Agency has determined that we are a provider with significant market power for the markets for national fixed-to-mobile calls. In December 2007, the Federal Network Agency imposed on us the obligation to disclose to it any retail pricing measures within the market for national fixed-to-mobile calls (excluding VoIP services) two months before they become effective. National fixed-to-mobile calls for VoIP services are still subject to ex ante review. Therefore, in general, these obligations to provide pricing measures two months prior to effectiveness (excluding VoIP services) will delay our ability to react quickly to market changes.

The Federal Network Agency still does not classify VoIP as a publicly available telephone service, which would imply an emergency services obligation. However, with the further development of VoIP, and the increasing use of this nomadic service, the Federal Network Agency has requested all market participants to submit proposals for a technical solution to the emergency services problem.

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

On August 27, 2008, the Federal Network Agency published a draft of its market analyses results for retail products and determined that we are a provider with significant market power for the retail market “Access to the public telephone network at a fixed location for residential and non residential customers.”  All-IP Access is classified as access to the public telephone network. The regulatory decision based on this draft from January 25, 2010 includes the following regulatory measures:

•	regulation of All-IP Access for the first time (if provided together with voice/VoIP);

•	Call by Call and Preselection have to be continued to be offered even for All-IP Access; and

•	prices and conditions will be subject to ex-post regulation without prior notification.

On April 22, 2009, the Federal Network Agency revoked the decision of June 23, 2006 concerning the markets for national fixed-to-fixed and fixed-to-mobile calls with the consequence that there is no regulation in this area anymore.

Southern and Eastern European Telecommunications Regulation

Our subsidiaries in Greece, Hungary, Romania, and Slovakia are subject to the same EU Framework as our fixed-line business in Germany. We also operate fixed-line networks in Croatia, the F.Y.R.O Macedonia, and Montenegro. These countries are also orientating their regulatory frameworks towards the EU Framework. Therefore, all of our subsidiaries in Southern and Eastern Europe are generally exposed to a set of regulatory risks similar to those in Germany described above. Additional significant regulatory matters affecting specific subsidiaries are discussed below.

Hungary

Although some significant competition within the fixed-line network has existed in Hungary for several years, Magyar Telekom still has a substantial market share in many telecommunications markets within Hungary. As expected, the Hungarian NRA has found Magyar Telekom to be an operator with significant market power in a large number of the markets currently subject to regulation, including subscriber lines and calling services.

Currently, Magyar Telekom has to comply with wholesale obligations regarding call origination and termination, unbundling, local and national bitstream access and price regulation for the termination of wholesale leased lines. As in previous years, Magyar Telekom also remains under the obligation to submit its reference offers for interconnection and unbundling to the NRA for prior approval.

As competition between Magyar Telekom and cable and fiber television network providers for telephony, Internet access and television services becomes more intense, Magyar Telekom expects to be increasingly affected by the disparity of regulatory burdens between services provided over the fixed-line telephony network and those provided over cable and fiber networks. Unlike Magyar Telekom, cable and fiber network providers are currently not subject to any wholesale obligations.

Moreover, Magyar Telekom is required to pay other fixed-line network operators in Hungary call termination rates that are between 30% and 40% higher than the regulated rates Magyar Telekom is allowed to charge competitors. This asymmetry decreased in 2009.

In addition, the Hungarian NRA has reduced the prices of the reference offer for unbundled products. The monthly fees of local loop unbundling, shared access and local bitstream access have decreased by 2%, 38% and 8%, respectively, compared to the previous tariffs. Despite the continued decrease of these monthly fees, the number of unbundled lines is still rather low and not expected to accelerate significantly in the near future due to intense competition with cable operators with cable and fiber network operators.

In 2009, the Hungarian Government had plans to build up a state owned optical network infrastructure in rural areas financed by reallocation of EU resources. These plans have been put on hold and it is uncertain how and when the Government plans to resume this project. A state owned optical backbone network infrastructure may have an impact on Magyar Telekom’s business operations.

Greece

The Greek Telecommunications Law includes the enactment of a series of ministerial decisions, a number of which have not yet been concluded, such as the joint ministerial decision on the procedures for granting rights of way. Although experience with the regulation of fixed-line voice telephony in Greece has increased over recent years, delays and ambiguous secondary legislation, in addition to the lack of understanding of the regulatory issues relevant to new technologies and new services, have influenced OTE’s business decisions and strategy.

Based on the EU Regulatory Framework as well as this national legal framework OTE has to comply with retail and wholesale obligations. Retail obligations include regulated price caps for access to the public telephone network at a fixed location, local and national telephone services and retail leased lines at cost oriented prices. Wholesale obligations include call origination, termination and transit, wholesale line rental, full and shared access to local loop services, including distant and physical collocation and backhauling services, national bitstream access and trunk and termination of wholesale leased lines. OTE has to provide reference offers for bitstream access, unbundling of the local loop, wholesale line rental and terminating, trunk segments of leased lines and partial circuits.

A second round of analysis of the markets for wholesale broadband access and wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location market was concluded by the Greek NRA in July 2009. The NRA defined OTE as having significant market power, not taking into account the strong competition in the market by alternative providers using the unbundled local loop. The NRA imposed additional obligations, including access to ducts and manholes and, if not available, access to dark fiber.  Regarding the wholesale broadband access market the Greek NRA, did not take into consideration the existence of distinct geographic markets and has imposed cost orientation to national bitstream access. The price of the local loop is lower than the European average price, while terminating rates between OTE and alternative fixed providers are asymmetric with a price schedule that preserves asymmetry in the future.

Regarding the deployment of NGA in Greece, the previous Greek Government in power until October 2009 announced an initiative to support a passive optical network for two million homes across Greece that would provide open access to all providers. The current Greek Government announced its intention to redesign the project, but the details are not known yet.

A number of factors relating to the Greek Government’s network project remain unclear, including the cost of the project, the potential allocation of this cost, and its future impact on fixed-line competition in the Greek market. Therefore, OTE cannot predict its potential effect on technical and economic aspects of its own plans and on competition in the Greek fixed-line market.

Mobile Regulation

Our subsidiaries in Germany, Austria, Bulgaria, Czech Republic, Greece, Hungary, Netherlands, Poland, Slovakia, Romania and in the UK are all subject to this EU Framework. We also operate mobile networks in Croatia, the F.Y.R.O Macedonia, Montenegro, and Albania. These countries are also orientating their regulatory frameworks towards the EU Framework. Therefore, all of our subsidiaries are generally exposed to a set of regulatory risks. Significant regulatory matters affecting specific subsidiaries are discussed below.

European Union

The markets for access and call origination and international roaming have been deleted from the list of recommended markets to be analyzed. However, it will be possible for NRAs to analyze and regulate further markets, if:

•	high and non-transitory entry barriers are present in a particular market;

•	a market structure does not tend towards effective competition within the relevant time horizon taking into account the state of competition and the barriers to entry; or

•	competition law alone is insufficient to adequately address the market failures concerned.

On June 30, 2007, the European Union adopted a regulation that regulates international roaming tariffs for wholesale and retail customers on the basis of a capped pricing system. As a consequence, our mobile operations in the European Union had to lower wholesale and retail roaming tariffs, which negatively affected our revenues. On the basis of a price schedule mandated by this EU regulation, further reductions of wholesale and retail roaming prices were made in mid-2008. On July 1, 2009, a new EU roaming regulation came into force and expanded the existing regulation to SMS and data roaming services. This regulation will be valid until June 30, 2012. Besides additional reduction of wholesale and retail voice roaming tariffs, SMS roaming charges were reduced and price caps for wholesale data roaming tariffs and additional transparency measures have been introduced. This expansion of existing regulation has an additional negative effect on our roaming revenues. Furthermore, the introduction of a third roaming regulation focusing especially on data roaming retail prices is currently being discussed at the EU level. This could have an additional material negative effect on our roaming revenues.

In October 2008, the European Commission launched a preliminary investigation and requested information from European mobile communications operators, including T-Mobile International, regarding their respective handling of mobile VoIP services. T-Mobile International has responded to the European Commission's information request. So far, the European Commission has not taken further steps. The European Commission may initiate formal proceedings, if the results of the preliminary investigation indicate a possible infringement of EU competition law. If the European Commission ultimately finds that an infringement has occurred, it may issue a prohibition decision and impose fines.

Germany

The Federal Network Agency has the obligation to review markets every two years. With its decision of December 5, 2008, the regulatory ex ante obligations on mobile termination for T-Mobile Deutschland remain unchanged. On March 31, 2009, the Federal Network Agency decided that T-Mobile Deutschland had to reduce its termination rate charges to EUR 0.0659 per minute (from EUR 0.0792 per minute) from April 1, 2009 until November 30, 2010. The same rate also applies to Vodafone, while E-Plus and O2 are required to lower their mobile termination rates to EUR 0.0714 per minute (from EUR 0.088 per minute) for the same time period.

The EU Commission required the Federal Network Agency to use a particular cost model for the next mobile termination rate decision beginning in December 2010. The intention of this cost model is to determine a comprehensive efficiency standard for all mobile network operators and to standardize the documents relating to cost data upon which a mobile termination rate decision is made. Together with the relevant recommendation on the regulatory treatment of fixed and mobile termination rates this could result in further termination rate reductions for T-Mobile Deutschland.

The Federal Network Agency decided to auction a total of 360 MHz of spectrum in different bands (800 MHz (“digital dividend”), 1.8 GHz, 2.1 GHz, 2.6 GHz) in the fourth quarter of 2009, although the dispute on limitation of bidding rights, or the spectrum cap, for 800 MHz spectrum had not been resolved. E-Plus and O2 raised competitive concerns against the auction rules, which allow a new entrant to bid for 2x20 MHz and which allow them to bid for 2x15 MHz each.  At the same time, a spectrum cap of a maximum of 2x10 MHz exists for T-Mobile and Vodafone. The application phase ended on January 21, 2010 with six applications and the bidding phase is currently expected to begin on April 12, 2010. This auction is likely to have a significant impact on the mobile market development of the next two decades as it will be the last possibility to acquire large blocks of contiguous spectrum feasible for broadband networks. Several legal actions against the auction rules were taken by E-Plus, O2, several cable operators and broadcasters.

In May 2009, the Federal Network Agency requested information from German mobile operators on the current treatment of VoIP in each of their respective networks. In September 2009 T-Mobile launched a tariff for the use of third-party VoIP services. The Federal Network Agency responded that they will not take measures with regard to VoIP traffic in mobile networks, but will observe the developments in this area closely. It can not be excluded that actions will be taken, which could lead to an obligation to allow the use of third-party VoIP services in all tariffs.

United Kingdom

On October 18, 2009, the UK Government issued a consultation to the NRA setting out its proposals for a binding Direction under the Communications Act 2004 to the NRA on spectrum liberalization, upcoming spectrum auctions and related spectrum matters. Following passage through Parliament, the Direction may be made in April 2010 subject to it being approved by the UK Parliament.

•	T-Mobile UK and the other UK GSM operators will be able to change the use of their current GSM spectrum, for example to use it for UMTS services;

•	the fees associated with GSM spectrum will be increased following the auction to reflect the economic value of the spectrum;

•	T-Mobile UK and the other UK UMTS operators will have their UMTS spectrum licenses at 2.1 GHz liberalized, made tradable and made indefinite in return for enhanced retail service obligations;

•
the NRA will hold a spectrum auction in early 2011, in which bidders would be subject to spectrum caps and the spectrum purchased would be subject to conditions including retail service obligations and wholesale access conditions; and operators with 2x25 MHz or more of liberalized GSM spectrum would be required to relinquish 2x5 MHz of spectrum in order to acquire any new spectrum in the proposed auction.

T-Mobile UK is currently regulated on its average price for call termination and these regulations expire on March 31, 2011. The regulated maximum mobile voice call termination charge for T-Mobile UK for the period from April 1, 2008 to March 31, 2009 was 6.088 pence per minute and from April 1, 2009 to March 31, 2010 was 4.848 pence per minute. A reduction of 11.1% will apply to the March 2010-March 2011 period.  These revised rates were determined by the NRA in April 2009, following an appeal brought to the NRA’s original decision in March 2007. The final decision also set out rates for April 2007 to March 2009. T-Mobile and all the other UK mobile operators, other than Hutchison 3G UK Limited, have appealed this aspect of the final decision to the High Court arguing that there was no jurisdiction on the Competition Appeal Tribunal to set rates for the period between April 2007 and March 2009.  This appeal will be heard in the spring of 2010.

The NRA has started a review of call termination prices for the period from April 2011.  It is expected to issue proposals in 2010, which could include proposals for further reductions based on the EU Commission’s recommendation of the regulatory treatment of fixed and mobile termination rates in the EU.

The UK NRA is currently considering a dispute raised by Hutchinson 3G regarding the termination rates payable on calls to ported numbers. Disputes have been raised by Hutchinson 3G against each of T-Mobile, Orange, O2 and Vodafone. The final decision is expected in the first quarter of 2010.

The Netherlands

The Dutch NRA issued a new decision on July 31, 2007, in which it adopted a self-regulatory proposal of the Dutch mobile network operators to lower mobile termination rates in three yearly reductions (from July 1, 2009 to June 30, 2010 from EUR 0.104 to EUR 0.081 for T-Mobile). On July 23, 2008, a Dutch Appeals Court instructed the NRA to review its market analysis. On December 19, 2008, the NRA published its revised decision. In this revised decision, the NRA left the imposed tariffs unchanged. A final appeal decision on this revised decision by the appeals court on this revised decision is still pending and is now expected in the first quarter of 2010.

In September 2009, the NRA started a new market analysis process regarding mobile termination rates for the period from 2010 to 2012. The NRA is analyzing both the fixed and mobile termination markets. In January 2010, the NRA published its draft cost model where it proposes to reduce mobile termination rates from EUR 0.081 at the end of December 2009 to MTR to EUR 0.018 per minute during the 2010-2012 regulation period starting in July 1, 2010. The NRA is expected to publish its market analysis decision for mobile termination rates in March 2010.  This decision therefore could have additional negative impact on revenues.

After the acquisition of Orange Nederlands in October 2007, T-Mobile Netherlands obtained the GSM and UMTS radio frequency licenses of Orange. In 2008, the mobile networks of Orange and T-Mobile Netherlands were combined resulting in a temporary switch off of the Orange UMTS frequencies (to be used again as from mid 2010). Early 2009 the Dutch Radiofrequency Authority (“AT”) informed T-Mobile Netherlands that it failed to comply with the (former) Orange UMTS license obligations because no (efficient) use was being made of the frequencies. T-Mobile Netherlands contested this view. On November 2, 2009, the AT issued a so-called ‘order enforced by penalties’ requiring T-Mobile Netherlands to start using the UMTS frequencies three months following the issuance of the order. Should T-Mobile fail to do so, it will incur a penalty of EUR 5 million per quarter to a maximum of EUR 40 million (and ultimately withdrawal of the UMTS license). Compliance with the order will be measured by the AT in February 2010 at 300 geographical locations in the Netherlands. T-Mobile Netherlands has filed an objection against this order and will also file a court appeal. Next to these legal measures, operational measures have been implemented to prepare the network for the AT measurements in February 2010. In particular TMNL implemented a plan to meet the obligations in the 300 points which are intended to be measured by AT. The results of this measurement are not expected before March 2010.

On November 22, 2009, AT sent an intention to issue another order enforced by penalties to T-Mobile Netherlands for supposed non compliance with the requirements of the former Orange GSM frequency licenses (combined E-GSM and DCS1800 spectrum). The AT believes that T-Mobile Netherlands is using these frequencies inefficiently (by combining the Orange GSM frequency licenses with the T-Mobile GSM frequency licenses) which results in hoarding of scarce radio frequencies. T-Mobile Netherlands has in December 2009 submitted its written views on this intention but nevertheless still believes that the AT will issue a second order enforced by penalties. This is now expected in the first quarter of 2010. The order will consist of a 3-month grace period to ensure proper use of the GSM radio frequencies, failure of which will result in a fine of EUR 2.8 million per quarter with a maximum of EUR 22.5 million (and ultimately withdrawal of the GSM license). Court proceedings will be filed (including possible injunction proceedings to freeze the imposition of a fine) should the order be issued.

Poland

In July 2006, three mobile operators in Poland, including PTC, were designated as having significant market power in the call termination market and, as a result, regulatory obligations relating to provision of access, non-discrimination, transparency and cost orientation were imposed on them. In a decision dated April 27, 2007, the Polish NRA introduced a price schedule lowering termination rates to PLN 0.2775 (EUR 0.0677) per minute beginning in May 2009 and PLN 0.2162 (EUR 0.0527) per minute as of May 2010. PTC appealed the NRA decision. On February 25, 2009, the civil court ordered the Polish NRA to decide again about PTC’s appeal.

In October 2008, the Polish NRA withdrew its original price schedule and, without prior consultation with the operators and notification to the European Commission, issued ahead of schedule a new price schedule reducing mobile termination rates to PLN 0.2162 (EUR 0.0527) as of January 1, 2009, and to PLN 0.1677 (EUR 0.0409) starting July 1, 2009.  The level of PLN 0.1677 (EUR 0.0409) is set for an unspecified period of time and, as a result, is still valid today. PTC has issued legal proceedings against these decisions, which are still pending.

Greece

In November 2008, the Greek NRA published the conclusions of its analysis of the wholesale market for voice call termination on individual mobile networks. The NRA determined that COSMOTE, Vodafone and WIND separately hold significant market power in the market for the termination of calls on their respective network. The NRA also imposed a range of regulatory remedies on each operator, including cost-orientation, provision of access, transparency, non-discrimination, accounting separation and the publication of a reference interconnection offer.

In order to achieve cost-orientated termination charges, the NRA imposed a series of phased reductions in charges, such that each operator’s termination charge was reduced to EUR 0.0786/min on January 1, 2009, with further scheduled reductions to EUR 0.0624/min on January 1, 2010 and EUR 0.0495/min starting on January 1, 2011.

The Greek mobile sector currently faces serious problems in the licensing of base stations.  The current licensing process for base stations is extremely complex and time consuming, making it difficult for mobile operators to license the new base stations needed for network expansion and also in some cases leading to existing base stations being taken out of operation. Currently, the Greek mobile sector is in discussion with the Government to take concrete actions to improve the licensing process.

Hungary

On November 8, 2007, Magyar Telekom signed a renewed concession contract on the basis of which the duration of the 900 MHz frequency usage right was extended until May 4, 2016. Magyar Telekom and T-Mobile Hungary paid approximately EUR 39 million for the 900 MHz license extension and committed to a EUR 78 million mobile broadband investment obligation in underdeveloped regions of the country.

The NRA published its third market analysis decision regarding the mobile voice termination market for public consultation in October 2008, which took effect on January 1, 2009. The NRA designated T-Mobile Hungary, Vodafone and Pannon GSM as having significant market power. The decision confirmed the charging of symmetrical termination rates by the three mobile network operators and proposed the continued gradual reduction of termination rates to HUF 14.13 per minute from January 1, 2010 and to HUF 11.86 per minute from December 1, 2010. On January 5, 2009, Magyar Telekom filed suit against this decision.

On October 22, 2008, the National Communications Authority issued a tender on 450 MHz frequency and on the available fourth license pack. On March 16 and April 30, 2009, respectively, the NRA declared the auctions unsuccessful.

In conjunction with the implementation of a modified GSM Directive, a new E-GSM900 competitive bidding auction is expected to take place in 2010.

United States

Our U.S. mobile operations, conducted through T-Mobile USA, are regulated by the FCC and by various other federal, state and local governmental bodies. Only the FCC has authority to regulate “rates and entry” by Commercial Mobile Radio Service (“CMRS”) operators, while both the individual states of the United States and the FCC have authority to regulate “other terms and conditions” of CMRS. The FCC has refrained from regulating rates charged by CMRS operators. However, under its authority to license CMRS operators to serve the public, the FCC has imposed a number of requirements on operators, including, for example, rules for providing emergency 911 services, number portability, support for lawful electronic surveillance, and intercarrier compensation (payment of access charges for carrying and terminating traffic). In addition, the FCC issues and regulates CMRS spectrum licenses. Spectrum related to the Advanced Wireless Services (AWS-1) licenses granted in 2006 is occupied by incumbent commercial providers on the 2.1GHz band and Federal government agencies on the 1.7 GHz band. The 2.1 GHz incumbents relocation rules are governed by FCC regulation, whereas the 1.7 GHz incumbents relocation process is governed by the Commercial Spectrum Enhancement Act (CSEA). Access to the spectrum is tied to moving these entities away from using these spectrum bands.  T-Mobile USA has made substantial progress in coordinating with and moving incumbent commercial and government users off the AWS-1 frequency bands that have been licensed to T-Mobile USA, and the company has now launched “3G” service in areas covering over 200 million people.

Other current U.S. regulatory issues that may significantly impact T-Mobile USA’s business include:

Open Access/Network Neutrality: The FCC has initiated several proceedings that propose to adopt regulations to require wireless providers (and other telecommunications carriers) to “open” their networks to applications, devices, and services provided by third parties.  These various proceedings involve a variety of issues, including text messaging practices, network provisioning, handset locking, exclusive arrangements with handset manufacturers, and the extent to which carriers may deny access to devices and applications based on their need to manage their networks.  Most significantly, the FCC launched a rulemaking to codify the FCC’s four existing Broadband Principles and to add two additional principles as obligations of broadband providers. The current Broadband Principles focus on consumer rights to:

•	access the lawful Internet content of their choice;

•	run applications and use services of their choice;

•	connect their choice of legal devices that do not harm the network; and

•	benefit from competition among network, application / service, and content providers.

All of these principles are subject to carriers’ ability to utilize reasonable network management measures. The FCC has proposed adding a non-discrimination principle stating that “broadband providers cannot discriminate against particular Internet content or applications” and a transparency principle, which would require broadband providers to clearly disclose their network management practices.  Of particular significance to wireless carriers, the FCC has proposed to formally apply all six of these principles (as codified into rules) to mobile networks.   It is possible that regulators or policymakers will impose net neutrality requirements on the wireless industry that, if not narrowly tailored, could hamper the way in which wireless carriers provide service and/or impose significant costs on the industry, including T-Mobile USA.

•
Roaming:  T-Mobile USA relies on roaming services of other U.S. CMRS carriers to provide service to its customers where T-Mobile USA does not provide facilities-based service. In 2007, the FCC adopted an automatic roaming mandate for voice services, which, unlike previous regulations, excluded from the mandate all geographic areas in which the home carrier holds spectrum licenses, regardless of whether facilities have been constructed in those areas.  In addition, the FCC held that carriers do not have a statutory right to file complaints at the FCC if the host carrier refuses to provide roaming in these “home markets” or if it charges unjust and unreasonable rates.  T-Mobile USA and other carriers that depend heavily on roaming have urged the FCC to eliminate or significantly revise this home-market exclusion, and to extend the automatic roaming requirement to data. The issue is under review by the FCC.

•
Intercarrier Compensation: Intercarrier compensation refers to the charges that one carrier pays to another carrier to originate, transport, and/or terminate telecommunications traffic. Intercarrier compensation payments are governed by a complex system of federal and state rules. After initially adopting its intercarrier compensation rules in the late 1980s, the FCC modified and expanded its rules following passage of the Telecommunications Act of 1996. Due in part to a pending court action regarding the treatment of calls to and from Internet Service Providers, the FCC is evaluating the legality and structure of an intercarrier compensation rule addressing Internet-bound traffic, and has expanded the scope of its evaluation to include consideration of a more comprehensive reform of intercarrier compensation. Moreover, the FCC is considering these issues as part of a proceeding to develop a National Broadband Plan.  The FCC’s report to Congress on the National Broadband Plan is expected in March 2010.  It is possible that the FCC will discuss or propose additional reforms to intercarrier compensation in connection with that report. Otherwise, it is not clear what action, if any, the FCC will take in the area of intercarrier compensation in 2010, or what impact such action may have on T-Mobile USA’s business.

•
Universal Service: The FCC and many states administer universal service programs that help ensure that affordable telecommunications services are accessible throughout the United States. The federal universal service fund (“USF”) is statutorily mandated by the Telecommunications Act of 1996 and provides support to rural and non-rural high-cost areas, low-income subscribers, schools and libraries, and rural health-care providers. Wireless carriers, including T-Mobile USA, are required to contribute to the federal USF as well as to some of the state universal service programs. Currently, FCC rules require carriers to contribute to the federal USF based upon interstate end-user revenues, and carriers may then collect those contributions from their end-user customers.  The USF contribution methodology is subject to an ongoing rulemaking proceeding in which the FCC is considering basing contributions on line capacity or the aggregate number of telephone numbers its customers utilize.   Although the FCC is expected to consider various USF reform proposals as part of its National Broadband Plan, it is not possible to predict whether the FCC will act on those proposals in 2010, and if it does, how or whether it will modify the contribution and distribution methodologies.

Wireless carriers also are eligible to receive USF support if they are designated as an eligible telecommunications carrier (“ETC”). SunCom Puerto Rico, which became an indirect wholly-owned subsidiary of T-Mobile USA through the acquisition of SunCom in 2008 and now operates as T-Mobile in Puerto Rico, receives USF support as an ETC in Puerto Rico.  Additionally, T-Mobile USA became eligible to receive USF support for services provided in North Carolina beginning in the first quarter 2009. T-Mobile USA has also filed an application to become an ETC in the state of Florida, and additional applications are planned in other states.   The FCC has imposed a cap on high-cost USF support received by competitive ETCs (including wireless carriers), and has proposed other changes to the way in which high-cost USF support is distributed. USF contributors as well as carriers who receive USF support are subject to a variety of rules regarding how they calculate those contributions and utilize those receipts, respectively, and may be audited by the FCC and its USF administrator to ensure compliance with applicable FCC regulations.

•
Special Access: High capacity circuits used by CMRS operators for transporting traffic between cell sites and local exchange carrier switching facilities are supplied in large part by the incumbent local exchange carriers. The FCC initiated a proceeding to reform special access provisioning in 2005. Since then, the issue has been raised in both concluded and pending local exchange carrier or interexchange carrier merger proceedings, although broad rules applicable to all local exchange carriers have yet to be established. In light of public comments and a report issued by the Government Accountability Office, the FCC imposed reporting, non-discrimination, and limited pricing relief conditions on the wireline companies involved in significant ILEC mergers. In 2007, however, the FCC granted several local exchange carriers pricing relief for certain next-generation broadband special access services, so prices for those specific services could rise. Special access costs are an increasingly large portion of T-Mobile USA’s annual operating expenditures, and the inability to secure special access circuits on cost-based and non-discriminatory terms could impose significant additional costs on T-Mobile USA’s business.

Over the past year, industries and public interest groups have renewed their push for special access reform, and both Congress and the FCC have expressed interest in reforming special access regulation.  The FCC has asked for comment on how to analyze the current state of the special access marketplace, and we anticipate that it will issue a request for special access data from carriers, including T-Mobile USA. Recently, T-Mobile USA has made significant progress in securing new contracts with better rates for special access services, but the Company still faces challenges in areas lacking competition.  FCC special access reform could affect T-Mobile USA’s efforts in this area.

•
E911 Autolocation:  In late 2009, the FCC sought comment to “refresh the record” on the location accuracy issue whereby they are considering measuring E911 location accuracy at the county level.  T-Mobile USA filed comments jointly with several rural wireless carriers, highlighting the technical infeasibility of what is being considered, and noting that greater accuracy will occur with the roll out of 3G networks and GPS based handsets operating on 3G networks. The E911 rulemaking proceeding is pending.

•
Back-up Power Rule: In October 2007, the FCC adopted rules that would have required wireless carriers to have eight hours of backup power at all of their cell sites and remote terminals. While the rules contained exclusions for some sites and an alternative compliance route, the exclusions were very narrow and there was significant uncertainty about whether alternative compliance plans would be approved.  The industry appealed the FCC’s order in the DC Circuit Court of Appeals (T-Mobile USA was an intervenor on behalf of the appellants) on the ground that the rules were adopted without appropriate notice and comment and that the burden they would place on the wireless industry rendered them arbitrary and capricious.  The court granted a stay of the FCC’s order pending approval by the Office of Management and Budget (“OMB”) of the underlying back-up power requirements and on a final decision from the court.  In late 2008, the OMB rejected the FCC’s rules under the Paperwork Reduction Act and the FCC has informed the court that it does not intend to override the OMB’s decision.  Accordingly, the FCC may commence a new rulemaking proceeding on back-up power in 2010.  At this point, it not possible to determine whether any new rules that the FCC might adopt will be less onerous than the previously proposed rules.

•
Regulation on the State and Local Level: Some states, through their respective public utility commissions and legislatures, or through other means, have taken, or are seeking to take, actions to regulate various aspects of wireless operations, including customer billing, termination of service arrangements, advertising, and filing of “informational” tariffs and certification of operations. These developments have significantly affected, or have the potential to significantly affect, T-Mobile USA’s business practices with respect to many aspects of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. This potential is increased by the lack of a clear dividing line between permissible “terms and conditions” regulation by the states and prohibited state regulation of “rates.”  Furthermore, state jurisdiction over companies designated as ETCs receiving funds from the federal Universal Fund is enhanced, and as T-Mobile USA gains ETC certification in additional states the potential for material state regulation increases.  At the local level, wireless facilities typically are also subject to zoning and land use regulation, and may be subject to fees for use of public rights-of-way. T-Mobile USA’s access to additional sites to install wireless facilities is a key component of its ability to continue to deploy wireless services in an effective manner, and significant denials of or delays in necessary zoning approvals could negatively affect the future expansion or upgrading of T-Mobile USA’s network.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Fixed-Network Infrastructure in Germany

As a result of substantial investments in telecommunications and cable networks since the early 1990s, our fixed-line network in Germany is one of the most technologically advanced networks in the world, with full-digital switching and digital transmission capability. Advanced VDSL and ADSL2+ technologies are incorporated in this network, which not only provide higher bandwidth for the customer, but also improved network management and reliability.

Our fixed-network infrastructure in Germany is comprised of access and transmission networks as well as service platforms.

Access Network

In jurisdictions where we offer fixed-line services, we offer ICT access for individual and business customers and other telecommunication carriers, typically by means of a copper, but also by an increasing use of fiber-optic, cable that runs from our transmission network to the customer’s home or office. The portion of the access network that connects the transmission network to the customer is commonly referred to as the “last mile” or “local loop.” We began to significantly upgrade our access network in 2005 through the deployment of VDSL high-speed access technology with access speeds up to 50 Mbit/s. The implementation of VDSL has achieved a coverage of more than 11 million households as of December 31, 2009.  We have also upgraded our broadband access network with ADSL2+ technology, which provides access speeds of up to 16 Mbit/s. In rural areas, we continue to work with local authorities to use innovative means to enable improved broadband services.

For more information regarding network access regulation, see “—Regulation—German Telecommunications Regulation—Interconnection.”

Transmission Network

Our transmission network consists of fiber-optic cables enhanced with Wavelength Division Multiplexing, or WDM, and Synchronous Digital Hierarchy, or SDH, technologies. WDM uses wavelengths of light to increase the transmission capacity of fiber-optic cables, thereby allowing multiple communication channels. This offers the possibility to increase the capacity of its transmission network without expensive roll out of additional fiber-optic cables. SDH is an international high-speed transmission standard, which improves network management and the reliability of fiber-optic networks. According to expected traffic demand we are migrating our SDH and WDM enhanced network to an Optical Transport Network (OTN). OTN enables higher transmission rates, more flexibility in high bandwidth management (from 1 Mbit/s up to 100 Gbit/s) and high quality transport.

During 2009, we continued to expand our use of NGN, enabling high-speed access and enhanced transmission network technologies. In particular, we continue to increase incorporating ADSL2+ technology, with speeds of up to 16Mbit/s and VDSL technology as part of our ongoing broadband strategy. Moreover, in addition to our efforts to increase broadband access speeds, we continue to increase the use of innovative technologies like Outdoor DSLAM and Gigabit Ethernet to provide high-speed access at speeds up to 50 Mbit/s. We are still obligated to provide service to customers using the public switched telephony network, or PSTN, which necessitates continued use of those portions of our existing network infrastructure in parallel with the NGN until these customers can be migrated to comparable products delivered through the NGN. As of December 31, 2009, our PSTN in Germany consisted of approximately 7,900 local exchanges connected by a long-distance transmission network.

The following table provides information on the length of the copper and fiber-optic cables contained in our access and transmission networks in Germany at December 31, 2009, and each of the two prior years:

Length in km
Year	Copper Cable	Fiber-Optic Cable
2007	1.491 million	0.231 million
2008	1.495 million	0.242 million
2009	1.491 million	0.256 million

Our service platforms provide a wide range of voice, video, data and other value-added services to residential, business and wholesale customers. These service platforms include IP-based technologies, which permit the high-quality transmission of large scale data, such as text, audio and video.

Cable Transmission Infrastructure

Our global transmission infrastructure consists of underground and submarine cables, which directly link the German national telecommunications network to numerous other telecommunications service providers worldwide. In addition, we hold interests in numerous fiber-optic submarine and terrestrial cable networks worldwide. Restoration contracts with other cable operators and telecommunications carriers have been created to prevent network failures from affecting network availability. Our fixed-network infrastructure in Germany is connected to submarine cables via various “landing points,” five of which are located in Germany.

Technology

Voice and data services provided by our mobile communications subsidiaries are based on Global System for Mobile Communications, or GSM, network technology. General Packet Radio Service, or GPRS, technologies have been deployed to add data capabilities to the GSM network, which are being further enhanced in terms of performance and capacity by Enhanced Data Rates for GSM Evolution, or EDGE, technology. EDGE is currently commercially available in the United States, Germany, the Czech Republic, Austria, Poland, Hungary, Croatia, the F.Y.R.O Macedonia, Slovakia and Montenegro. In urban and suburban areas in Europe with a higher demand for data capacity, this technology is supplemented by Universal Mobile Telecommunications System-Frequency Division Duplex, or UMTS-FDD, or UMTS-Time Division Duplex, or UMTS-TDD technology. These technologies are fully integrated and allow a seamless user experience for voice and data services. Our mobile communications market with UMTS-FDD coverage areas have been upgraded to support High-Speed Downlink Packet Access, or HDSPA, and High-Speed Uplink Packet Access, or HSUPA, technology. HSDPA allows data rates of up to 7.2 Mbit/s in the downlink and HSUPA allows data rates of up to 2.0 Mbit/s in the uplink.

In September 2008, T-Mobile, jointly with Nortel Networks Corporation, was the first network operator to successfully demonstrate in a live test the next generation communications known as Next Generation Mobile Networks, or NGMN, under everyday conditions, using the LTE (Long Term Evolution) technology as an example. We believe that LTE download rates of up to 170 Mbit/s and upload rates of up to 50 Mbit/s could be achieved in the future. For more information regarding regulatory obligations that apply to our fixed-line and mobile operations, see “ – Regulation.”

Real Estate

Our German real estate portfolio consists of approximately 9,500 properties, which comprise a total site area of approximately 28.2 million square meters. The total net floor space of these properties is approximately 8.8 million square meters. In addition, we have leased from third parties approximately 4.2 million square meters. Most of this area is used for telecommunications installations, research centers, service outlets, computer centers and offices. Area and sites used for our radio transmission facilities are not itemized in square meters and therefore are not included in the total real estate portfolio figures above.

We manage and service our German real estate portfolio through various subsidiaries and third-party service providers, including Corpus Sireo, which acts as asset manager, and Strabag PFS, which acts as service provider for certain parts of our real estate portfolio. In addition, Deutsche Telekom Group Facility Management provides real estate management services, such as organizing office space or installing related infrastructure.

The real estate portfolio of our consolidated Group had a book value of EUR 10,703 million at December 31, 2009, including radio transmission properties and real estate assets of our foreign subsidiaries. Approximately 53% of this amount, or EUR 5,662 million, relates to properties held directly by Deutsche Telekom AG on an unconsolidated basis. The remaining 47%, or EUR 5,041 million, is mostly held through OTE Estate (EUR 1,395 million) as a part of our Southern and Eastern European subsidiaries and our Europe and United States operating segments. About 65% of the real estate portfolio is located in Germany, approximately 28% is located in Europe (excluding Germany) and approximately 7% is located in the United States.

To improve operational efficiencies and to dispose of non-core assets, we have continued to monetize certain of our real estate assets. In 2009, we entered into agreements for the sale of properties in the aggregate amount of EUR 194.7 million. Of the EUR 156.4 million in proceeds we received in 2009, EUR 138.9.0 million related to properties transferred in 2009 and EUR 17.5 million related to transactions in 2008 and prior years. The properties we sold in 2009 comprised approximately 1.2 million square meters of land area and approximately 0.2 million square meters of net floor space, of which we leased-back 0.1 million square meters of these properties. Although we will incur rent expense related to the leased-back properties, we will achieve a reduction in interest payments and other costs related to the properties sold. In 2010, we intend to continue to review our portfolio and dispose of non-core assets.

Our radio transmission sites in Germany, including towers, masts and rooftops, are owned or leased by various subsidiaries, including Deutsche Funkturm GmbH, or DFMG. Our subsidiaries manage these radio transmission sites and the related technical infrastructure facilities to provide antenna space for our fixed-line and mobile operations in Germany. These subsidiaries also offer these services to third-party radio-network operators. Our subsidiaries currently manage approximately 25,800 radio transmission sites, of which approximately 3,200 are located on Deutsche Telekom AG property. Approximately 23,200 of these transmission sites are owned by our subsidiaries, whereas the remaining 2,600 are owned by third-parties.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our annual consolidated financial statements, including the notes to those consolidated financial statements, which appear elsewhere in this Annual Report.

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

MANAGEMENT OVERVIEW
Group strategy
Our  strategy.

The telecommunications industry is marked by constant change in the fixed-network business, mobile communications, and the Internet, a momentum that even economic upheaval is unable to suppress. This affects key areas of the economy, technology, consumers, the markets, and our competitors. At the same time, the boundaries with related industries – IT, the media, entertainment, and software – are becoming blurred, creating new competitive constellations and increasingly requiring strategic partnerships.

Deutsche Telekom’s aim is to position itself successfully in this complex environment and become a market leader in connected life and work in the long term. In the 2009 financial year, we continued to systematically implement our “Focus, fix and grow” strategy through the following four strategic areas of action:

•	Improve competitiveness in Germany and in Southern and Eastern Europe.

•	Grow abroad.

•	Mobilize the Internet.

•	Roll out network-centric ICT.

Improve competitiveness.

Markets in Germany and in Southern and Eastern Europe are becoming saturated, particularly in the fixed-network area, and competition is fierce. In this challenging environment, Deutsche Telekom is focusing on increasing capital expenditure on broadband infrastructure, first-rate products and excellent service and streamlining its cost base.  We expect our integrated market strategy, which combines our fixed-network and mobile business into a single business unit where practicable, to make the Group more competitive.

Focused network expansion. As we aim to retain our broadband and innovation leadership, we are focusing our investments on network expansion. In its footprint markets, the Group is continuously expanding and upgrading its UMTS networks and enabling fast mobile Internet usage with HSPA+ and other technologies. In the German fixed network, we already supply around 1,000 towns and cities with ADSL2+ and 50 towns and cities with VDSL. As it continues to expand the broadband network, the Group has not only launched cooperation projects with local authorities but is also entering into partnerships with competitors.

Innovative entertainment products. We aim to provide exciting and innovative entertainment products.  For example, since 2009, Entertain customers in Germany have been able to link up several media receivers using the connected video recorder, share photos with friends and relatives, and subscribe to LIGA total! to watch Bundesliga soccer games on TV or while on the move. Three years after the launch of the Dolce satellite service, OTE’s Romanian subsidiary RomTelecom expanded its entertainment range and introduced its new Dolce Interactive IPTV product in ten towns and cities around the country in 2009. In Slovakia, the expansion of satellite broadcasting will permit nationwide reception of Magio TV’s digital television.

Service and quality. Entertain has received several awards from customers and neutral experts. The readers of connect magazine (May 2009 issue) named Entertain the best triple-play provider in 2009. Deutsche Telekom also beat the competition in a ranking published in the September 2009 issue of Computer Bild. Furthermore, we have sold over one million Entertain products, which is our Internet-based television service, the Apple iPhone, and the terminal equipment service package, demonstrating that with excellent service and high-quality products we can make a lasting impression on customers even in saturated markets. In 2010, we will introduce the ACCI/ICCA (After Customer Contact Interview; International Customer Contact Analysis) study to measure customer perception of other national companies and customer contact channels and improve customer service further.

Fixed-mobile convergence. We are also improving competitiveness by integrating fixed-network and mobile operations. As part of the One Company project, we intend to boost our presence in relevant markets as an integrated provider offering convergent products from a single source. To this end, the Group is currently realigning its activities in Croatia, Slovakia, and Germany with a new organization and strategy. This move will improve our customer service, safeguard jobs, and unlock potential for more innovation, additional revenue, and cost synergies.

Improved cost base. In addition to tapping growth potential, we need to work steadily on improving our cost base. To this effect, the Save for Service program was launched in 2006 with the goal of achieving savings of up to EUR 4.7 billion by 2010. By the end of 2009, this target had already been exceeded at EUR 5.9 billion on a cumulative basis. Savings of EUR 1.8 billion were made in the 2009 financial year alone, mainly in the Germany and Systems Solutions operating segments, of which EUR 0.4 billion was reinvested. We will usher in the next phase of Save for Service in early 2010 and bring our international activities within the program’s scope.

Operational strength. To enhance quality and efficiency, in 2006 we began applying Six Sigma and Lean Management/ Office Lean measurement methods. Several hundred improvement projects have since been carried out, with many business processes enhanced for long-term across business units, and additional revenue and cost cutting in the high triple-digit millions realized.

Grow abroad.

The proportion of net revenue generated abroad has grown rapidly over the last few years. While our home market, Germany, generated 46.8 % of net revenue in 2008, the figure had dropped to 43.4 % one year later. The main contributing factor is the first-time consolidation of the Greek company Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) and its mobile subsidiary COSMOTE S.A. (COSMOTE). We intend to continue to leverage international economies of scale and synergies in the future and grow further. The increase in our stake in OTE, other minor acquisitions in footprint markets, joint ventures, and the focused expansion of its broadband infrastructure form part of our  ongoing international growth strategy.

Increased stake in OTE and leveraged synergies. In 2009, we acquired an additional 5 % in the Greek company OTE, bringing its shareholding up to around 30%. During the 2009 financial year, the two companies concentrated on leveraging synergies in various areas including  in procurement, where contracts were renegotiated and lower prices agreed, and introducing innovative devices and services.

Acquisition of Telemobil S.A. (Zapp) in Romania. The COSMOTE group finalized its acquisition of Zapp in Romania. The acquisition will enable the company to offer new mobile broadband services with the 3G license it acquired in the process, enlarge its customer base, and maintain its footprint in the business customer market.

Merger in the United Kingdom. Deutsche Telekom AG and France Télécom S.A. have signed an agreement to merge their British companies, T-Mobile UK and Orange UK, in a 50:50 joint venture. We are hoping for approval of the transaction by the relevant authorities in the course of 2010. When formed, the joint venture will be the leading mobile operator in the UK market.

Network expansion in the United States. In 2009, we continued to invest in the expansion of our mobile communications network in the United States and doubled our 3G network coverage. By the end of the year, the new data network covered 205 million people in the United States. The rapid upgrade of the mobile network is set to continue in 2010 and coverage with HSPA+ and other technologies will be further improved.

Mobilize the Internet.

We are continuing to lead the way in connected life and work on the move. Thanks to state-of-the-art terminal devices and innovative applications, mobile Internet access, e-mails, communication, and photo and video sharing is now easier than ever before. We are very well positioned in this field and will continue to benefit strongly from future growth in mobile Internet usage.

Expansion of the handset portfolio. We launched numerous innovative handsets in 2009, including the T-Mobile G1, the world’s first Android-based smartphone, and Apple’s latest iPhone 3GS. These were followed by other exclusive devices such as T-Mobile G2 Touch, the T-Mobile Pulse, and RIM’s BlackBerry BoldTM 9700. T-Mobile also introduced the first Windows-based cell phones, the HTC Touch2 and the HTC HD2, which use the new operating system Microsoft Windows Mobile 6.5 Professional.

Innovative applications. In 2009, we also rolled out a large number of innovative applications for mobile Internet usage. MyCommunity is one such service, which allows mobile customers to see their contacts immediately on their device’s home screen and contact them even faster via an intuitive user interface. Via the Media Center, our customers can access their personal content anytime and anywhere – be it digital photos, videos, music, or constantly updated contacts and e-mails.

International roll-out. Besides offering new equipment the Group has also introduced a range of new and innovative services such as Music Zone, which was launched in Greece and will bring T-Mobile’s music services also to COSMOTE customers. This music project is the first in a series of international packages of our products and services that are set to be launched in the Greek market.

Mobile TV. We added further channels to our MobileTV service and improved image and sound quality. The service is now also available on most UMTS-enabled handsets, such as the Apple iPhone 3G and 3GS, the T-Mobile G1, and the T-Mobile G2 Touch. In 2009, we began to broadcast all first- and second-division Bundesliga soccer matches live to cell phones with LIGA total!

Roll out network-centric ICT.

T-Systems identified the trend toward convergent IT and telecommunications services and applications at an early stage and realigned its strategy to focus on customized solutions for corporate customers. The entity manages networks and computing centers worldwide and develops solutions for global corporate networks, mobility, security, and sustainability. On this basis, T-Systems successfully continued its international growth strategy in 2009 and won a large number of tenders for cloud services, dynamic SAP services, and telecommunications and data services. Such large-scale contracts give T-Systems the critical mass it needs to continue offering multinational corporations in key markets attractive services locally.

Growth through targeted acquisition. In May 2009, T-Systems expanded its operations in Southwestern Europe with the acquisition of IT service provider Metrolico.

Cloud computing. In the future, corporate customers will obtain the software, storage capacity and bandwidth they need online. T-Systems already provides more than 300 corporate customers with IT services from the cloud and plans to continue growing in this area. T-Systems started providing global computing center and SAP services for Philips beginning in January 2010. In the future, international T-Systems locations will provide services using a secure proprietary network – a “private cloud” – on an as-needed basis.

SAP services. T-Systems is the world leader for customized SAP solutions, as confirmed in studies by analysts at Forrester Research and AMR Research. T-Systems scored points for customer satisfaction and SAP expertise, and also due to large-scale deals with the Nuance Group and Komatsu in South Africa and the acquisition of SAP AG’s hosting business in Europe.

Telecommunications and data services. Many large corporations such as Linde and Deutsche Post DHL already benefit from T-Systems’ experience and expertise in telecommunications solutions and data services. In December 2009, T-Systems was commissioned by BP to migrate the petroleum giant’s data network to the next generation, in the course of which it will provide all telecommunications services in over 50 countries.

Strategic partnerships. T-Systems participates in selected partnerships to safeguard its long-term competitiveness and global delivery capacity. T-Systems and Microsoft signed an exclusive partnership to offer business software from the Internet for companies with over 5,000 users. T-Systems is the only German sales partner for such cloud services with Microsoft products. The partnership with Cognizant concluded back in 2008 resulted in orders for systems integration services, for example, from the R&D unit of Continental’s tire division.

We will continue to drive forward in the dynamic competitive environment in 2010 and concentrate on achieving our long-term vision of becoming a global leader in connected life and work. In the first quarter of 2010, our Group will refine and review implementation of our “Focus, fix and grow” strategy with its four strategic areas of action focusing on how to further benefit from our more integrated structure through the One Company approach.

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

Outlook (1)

Our market expectations.

The follow-on effects of current economic trends, most noticeably the continued rise in unemployment and the resulting negative climate for overall consumption, may adversely affect retail business in Europe and the United States, and, on a delayed basis, lead to restraint in expenditures for telephone and data services.

Austerity measures in fiscal policy – made necessary by higher levels of national debt – in the form of higher taxes or lower expenditures may have direct or indirect effects on retail consumption and public demand for telecommunications products and services. In Greece, in particular, the high level of national debt and the government’s austerity measures could have an impact on consumer behavior.

The modest pace of economic recovery in domestic and international markets may lead companies around the world to continue to cut costs, which in turn may negatively affect business with corporate and business customers in telecommunications and IT.

Our main sales markets will face intense competition and a continuing decline in prices, as large competitors expand their telecommunications businesses into further product areas. There will, however, be opportunities that arise from some market trends. The global trends toward digitization and connected life and work are accelerating. An increase in demand for mobile Internet and data services is expected in the United States and Europe. Demand among business customers for cloud computing and telecommunications and data services from a single source is growing considerably.

(1) This Outlook discussion contains forward-looking statements that reflect management’s current views with respect to future events. Words such as “expect,” “anticipate,” “believe,” “intend,” “may,” “could,” “estimate,” “aim,” “goal,” “plan,” “project,” “should,” “will,” “seek,” “outlook” or similar expressions generally identify forward-looking statements. These forward-looking statements include statements with regard to the expected development of revenue, earnings, profits from operations, depreciation and amortization, cash flows and personnel-related measures. You should consider forward-looking statements with caution. They are subject to risks and uncertainties, most of which are difficult to predict and are often beyond our control. The risks and uncertainties include those described in the sections “Forward-Looking Statements” and “Risk Factors” of this Annual Report. Please read those sections when considering this Outlook discussion. Among the factors that might influence our ability to achieve our objectives are the progress of our workforce reduction initiative and other cost-saving measures, and the impact of other significant strategic, labor or business initiatives, including acquisitions, dispositions and business combinations, and our network upgrade and expansion initiatives. In addition, stronger than expected competition, technological change, legal proceedings and regulatory developments, among other factors, may have a material adverse effect on our costs and revenue development. Further, the economic downturn in our markets, and changes in interest and currency exchange rates, may also have an impact on our business development and the availability of financing on favorable conditions. Changes in our expectations regarding recoverable amounts of assets, including expectations concerning future cash flows, may lead to impairments of assets, which may materially affect our results at the group and operating segment levels.  If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance may materially differ from the performance expressed or implied by forward-looking statements. We can offer no assurance that our estimates or expectations will be achieved. We do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

Our expectations for the Group.

We will focus our investment activities in 2010 and 2011 on efforts to safeguard our competitiveness and future viability, including in our home market, Germany, where our capital expenditure will increase significantly.  At the same time, we aim to maintain stable credit ratings to facilitate access to the debt capital markets, and to achieve a level of financial performance that supports an appropriate return to our shareholders. Taking this into consideration, we expect our overall capital expenditures on assets other than spectrum to increase slightly year-on-year in 2010 to around EUR 9.1 billion, which should strengthen our position in our core markets. Based on current market conditions, for 2010, we expect to generate profit from operations of approximately EUR 8 billion, with scheduled depreciation and amortization of approximately EUR 12 billion.  We expect cash flow from operating activities of approximately EUR 15.3 billion in 2010. These expectations are based on the assumption that our UK subsidiary T-Mobile UK, which is to be merged to create a 50:50 joint venture following approval by the relevant authorities, will continue to be fully consolidated through at least the end of 2010, which may or may not be the case. Subsequent to the closing of the transaction, we will account for our investment in the joint venture using the equity method of accounting. Should the closing occur before the end of 2010, the expectations described above would be affected in various ways. Following the change to the equity method of accounting, we will no longer report capital expenditures for the business. In addition, we will cease reporting revenue, operating expenses and profit from operations, but will, rather, report our share of the net profit of the joint venture as part of our profit (loss) from financial activities. Similarly, the revenues and operating costs from T-Mobile UK will no longer directly affect cash flow from operating activities; instead, dividends paid by the joint venture will be recognized as cash flows from operating activities. The expectations are also based on assumptions regarding currency exchange rates.  Our consolidated results are sensitive to fluctuations in the relationship between the euro and the U.S. dollar (and, to a lesser extent, the British pound and Eastern European currencies). Should actual exchange rates deviate from the exchange rates that we have assumed, our capital expenditures, profit from operations, amortization and depreciation, and cash flows may be materially affected. Our expectation concerning profit from operations is founded on the assumption that there will not be material unscheduled amortization (impairment charges) or charges or costs from as yet unanticipated restructurings or from setbacks in litigation or regulatory proceedings.  Any such charges or costs would reduce our profit from operations.  Please refer to the footnote at the end of this Outlook discussion for further cautionary warnings concerning forward-looking statements.

We intend to continue to realize international economies of scale and synergies through appropriate acquisitions in our footprint markets and through joint ventures. We have, however, no plans at present for major acquisitions or expansion into emerging markets.

The tense situation in the international financial markets eased over the course of 2009, and there were large issuances on the debt capital markets. We also took advantage of market conditions and the low interest rate environment to issue debt securities amounting to approximately EUR 5.3 billion. We believe that our committed bilateral credit lines, short-term cash deposits, cash flows from operations, and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2010. We may take advantage of favorable conditions for capital markets debt issuances in 2010.

Our expectations for the operating segments.
Germany.
We will continue to improve our product portfolio to promote “connected life” and will endeavor to increase the number of high-value customer relationships over the long term. In 2010 and 2011, our operating segment in Germany will focus on the following activities:

•	Defending and consolidating our leadership in the fixed-network and mobile communications markets, for example through stronger cross-selling and the sale of more advanced products and services;

•	Expanding the growing Entertain and mobile data business;

•	Increasing customer satisfaction by, for example, improving customer service;

•	Significantly enhancing network quality and coverage, by, for example, increasing 3G coverage and improving network stability;

•	Further improving processes and quality with the goal of trimming our cost base; and

•	Using our new “One Company” organizational structure to enhance competencies.

In the Germany operating segment, we expect the decline in our revenue to decelerate and profit from operations to decline slightly in 2010.

We will defend our market leadership in the fixed-network business, even though our traditional access business will continue to suffer market share losses. One of the key issues will be the further development of the mass market with Entertain products through a combination of high-speed broadband lines and attractive content and features, including high-performance packages with TV and Entertain content via DSL and fixed-network lines with flat rates. The range of high-definition (HD) services for TV will be extended in the 2010 financial year, allowing customers to benefit from a fully HD-enabled infrastructure.

In the mobile communications market, we expect to be able to maintain our market position in a highly competitive environment. Mobile Internet will be the principal growth driver. We expect the high level of mobile Internet growth to continue in 2010 due in part to the sale of smartphones. With a portfolio of intelligent handsets, attractive rate plans and innovative applications, we plan to further develop the consumer and business customer markets through data services for cell phones and laptops. In addition, we plan to offer machine-to-machine solutions that we expect will make a positive contribution to the mobile non-voice growth area.

Capital expenditure in Germany will focus on growth and innovation, particularly the further integrated and value-enhanced broadband expansion in fixed-network and mobile communications, as well as on quality and service initiatives. In view of the general market and financial situation, bidding at the mobile communications spectrum auction is expected to be less intense than at the UMTS auction in 2000. Demanding coverage requirements facing the winners of the spectrum auction as well as spectrum usage restrictions support this expectation.

United States.

In 2010, our United States operating segment will focus on attracting and retaining a loyal customer base. Data growth and the higher utilization of the 3G network will form the basis for the future development. In addition, with a continued focus on cost efficiencies, but offset by market-driven declines in voice revenues per customer in an increasingly mature U.S. market, we currently expect our revenue and profit from operations in the United States to be broadly stable in 2010. However, exchange rate changes, regulatory changes and competitive pressures may significantly affect revenues and profit from operations.

The focus of capital expenditure for T-Mobile USA will continue to be the enhancement of network quality and coverage. In particular T-Mobile USA intends to expand and upgrade the 3G mobile communications network, including an upgrade of the top 30 U.S. markets to HSPA+ with a top download speed of 21 Mbit/s in 2010.

Europe.

We expect customer numbers to continue to grow in the Europe operating segment. Ongoing development of the mobile Internet with innovative data services and new, intelligent mobile handsets at attractive prices are proving to be important and consistent growth drivers. Nevertheless, the Europe operating segment is facing ongoing intense competition in a challenging macroeconomic environment. Regulatory measures and exchange rate fluctuations in the countries in which we operate may have a negative effect on revenue and earnings on a euro-basis.

Taking this into account, in 2010 we expect revenue to be broadly stable and profit from operations, which was significantly reduced by goodwill impairments in 2009, in the Europe operating segment to increase provided the composition of the operating segment remains unchanged (in particular assuming that the T-Mobile UK joint venture is not consummated this year, which may or may not be the case). We expect the ongoing intense competition and the continued challenging macroeconomic situation to adversely affect profit from operations, although this effect is expected to be offset partially by cost-cutting initiatives.

The key areas of capital expenditure in the Europe operating segment will be improvements in GSM network quality and the further roll-out of UMTS networks as part of the drive to introduce the technology for next-generation mobile networks.

Southern and Eastern Europe.

The acquisition of a stake in OTE has given us a foothold in further Southern and Eastern European markets. We expect revenue, which will be positively affected by the inclusion of the OTE group for a full year, and profit from operations, which was significantly reduced by goodwill impairments in 2009, to increase in the Southern and Eastern Europe segment in 2010. We expect the continuing difficult macroeconomic situation and ongoing intense competition to adversely affect profit from operations in 2010. Regulatory measures and exchange rate fluctuations in the individual countries as well as recently imposed or increased mobile communications taxes may have an additional adverse effect.

Capital expenditures in Southern and Eastern Europe will focus on the network infrastructure to expand broadband coverage and for the further build-out of the 3G network and TV infrastructure (satellite and IP). Further investments have been scheduled to improve and refine customer service and raise process efficiency.

Systems Solutions.

T-Systems focuses on the growing ICT services market, where it provides solutions for corporate customers. Demand for international ICT solutions is increasing – not least as a result of the further globalization of corporations. Utilizing a global infrastructure of data centers and networks, T-Systems manages information and communication services for some 400 corporate customers, including multinational corporations and public-sector and public health institutions, and provides integrated solutions for the networked future of business and society. We expect that large-scale contracts with renowned industry giants, such as MAN, Linde, Philips and BP, will lay the foundation for the revenue development in coming years. It nevertheless remains to be seen how the businesses of T-Systems’ customers and their need for our services will develop in the wake of the global financial and economic crisis.

T-Systems’ cost-cutting measures showed encouraging effects in the past year and will be continued. We expect revenue to be stable and profit from operations at the operating segment Systems Solutions to improve slightly in 2010 in view of the measures described, although uncertainty resulting from the unsettled economic environment remains.

Group Headquarters and Shared Services.

Profit from operations at Group Headquarters and Shared Services is largely influenced by expenditure at Group Headquarters and staff restructuring activities at Vivento. Measures taken to improve and centralize functions in connection with the realignment of the management structure will enhance efficiency on a Group-wide basis, but will have a negative impact on profit from operations at Group Headquarters and Shared Services. Key goals for our centralized functions include cost management and increasing efficiency.

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

Other financial assets include equity investments in foreign telecommunications service providers on which the Group does not have a significant influence and that are principally engaged in the mobile, fixed network, Internet and data communications businesses, some of which are publicly traded and have highly volatile share prices. Generally, an investment impairment loss is recorded when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involve judgment and rely heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

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

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced through profit or loss or directly in equity, depending on how the deferred tax assets were originally recognized. Conversely, previously unrecognized or impaired deferred tax assets may be recognized through profit or loss or directly in equity as a result of a reassessment.

Pension obligations for benefits to non-civil servants are generally satisfied by plans which are classified and accounted for as defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuation, which rely on assumptions including discount rates, life expectancies and, if applicable, expected return on plan assets. Other key assumptions for pension costs are based in part on actuarial valuations, which rely on assumptions, including discount rates used to calculate the amount of the pension obligation. The interest rate used to determine the present value of the obligations was set on the basis of the yield on high-quality corporate bonds in the respective currency area. In countries without a deep market for such bonds, estimates based on the yield on government bonds were used instead. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be materially affected.

We are obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for our share of any operating cost shortfalls between the income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and actual benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members (and their dependents), who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG. When “Post Reform II” came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing age distribution of the participants in the fund. We recognize provisions in the amount of the actuarially determined present value of our share in the fund’s future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

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

Revenue recognition for customer activation fees

The operating segments Germany, United States, Europe and Southern and Eastern Europe receive installation and activation fees from new customers. These fees (and related directly attributable costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue recognized for any given period.

Revenue recognition for service contracts

The Systems Solutions operating segment conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized as performance progresses. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Revenue recognition for multiple-element arrangements

Arrangements involving the delivery of bundled products or services shall be separated into individual elements (units of accounting), each with its own separate earnings process. Total arrangement consideration relating to the bundled contract is allocated among the different units based on their relative fair values (i.e., the relative fair value of each of the accounting units to the aggregated fair value of the bundled deliverables). The relative fair value of an individual unit of accounting and thus the revenue recognized for this unit, however, is limited by that proportion of the total arrangement consideration, the payment of which does not depend on the delivery of additional elements. The fair values of individual units of accounting of bundled products are complex to determine, because some of the elements are price sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different units of accounting, affecting future operating results.

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents information concerning our consolidated income statements for the periods indicated:

                                                                        For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	millions	millions	millions	% change	% change
Net revenues	64,602	61,666	62,516	4.8	(1.4)
Cost of sales	(36,259)	(34,592)	(35,337)	(4.8)	2.1
Gross profit	28,343	27,074	27,179	4.7	(0.4)
Selling expenses	(15,863)	(15,952)	(16,644)	0.6	4.2
General and administrative expenses	(4,653)	(4,821)	(5,133)	3.5	6.1
Other operating income	1,504	1,971	1,645	(23.7)	19.8
Other operating expenses	(3,319)	(1,232)	(1,761)	n.a.	30.0
Profit from operations	6,012	7,040	5,286	(14.6)	33.2
Finance costs	(2,555)	(2,487)	(2,514)	(2.7)	1.1
Share of profit (loss) of associates and joint ventures accounted for using the equity method	24	(388)	55	n.a.	n.a.
Other financial income (expense)	(826)	(713)	(374)	(15.8)	(90.6)
Loss from financial activities	(3,357)	(3,588)	(2,833)	6.4	(26.7)
Profit before income taxes	2,655	3,452	2,453	(23.1)	40.7
Income taxes	(1,782)	(1,428)	(1,373)	(24.8)	(4.0)
Profit after income taxes	873	2,024	1,080	(56.9)	87.4
Profit attributable to minority interests	520	541	509	(3.9)	6.3
Profit (loss) attributable to owners of the parent (net profit (loss))	353	1,483	571	(76.2)	n.a.
n.a.—not applicable

       One of the factors that causes period to period changes in our revenues and expenses is movement in exchange rates. In the following discussion, we use the term exchange rate effects to explain the variability caused by such movements. We calculate the effects of changes in exchange rates by multiplying the revenue and expense amounts in local currencies by the exchange rates in effect for the prior year to derive a constant currency revenue or expense amount. We then subtract this figure from the euro-denominated amount obtained from multiplying the current year revenue and expense amounts in local currency by the current year exchange rates. The difference between the two amounts is the currency or exchange rate effect.

Net Revenue (Revenue from customers outside of the Deutsche Telekom Group)
The first-time full consolidation of the Greek company OTE was the primary reason for the rise in our net revenue in 2009, contributing EUR 5,426 million. Without the effects of changes in the consolidated group (EUR 5,528 million), which were partially offset by negative exchange rate effects (EUR 417 million), our net revenue would have decreased compared to the prior-year level.

While the Group’s net revenue in the United States and Southern and Eastern Europe operating segments increased, net revenue in the Germany, Europe and Systems Solutions operating segments declined. Net revenue in Deutsche Telekom’s operating segments developed as follows:

The net revenue increase in the United States operating segment was primarily the result of positive exchange rate effects from the translation of U.S. dollars to euros (EUR 763) million.  Without these exchange rate effects, net revenue in the United States would have declined, particularly as a result of lower revenue per customer.

Net revenue of the Southern and Eastern Europe operating segment increased principally as a result of the full consolidation of OTE for the first time, as indicated above. Exchange rate effects reduced the net revenue generated by the Southern and Eastern Europe operating segment by EUR 210 million. The most significant effect was from the translation of Hungarian forints to euros.

The decline in net revenue of the Germany operating segment was primarily a result of intense competition and price intervention by the regulator.

Besides the continued high level of competitive pressure, the decline in net revenue of the Europe operating segment was mainly attributable to negative exchange rate effects (EUR 901 million) from the translation of pounds sterling, Polish zlotys, and Czech korunas to euros.

Net revenue in the Systems Solutions operating segment decreased, particularly within Germany, as a result of price erosion. Negative exchange rate effects had a further negative impact (EUR 69 million) on net revenue.

In 2008, our net revenue decreased by EUR 850 million, or 1.4%, to EUR 61,666 million, compared with 2007. Our net revenue was affected by negative exchange rate effects (EUR 1,308 million), primarily from the translation of U.S. dollars and pound sterling into euros. Net revenue in the United States operating segment was EUR 14,957 million in 2008, an increase of EUR 882 million, or 6.3%, compared with 2007. The acquisition of SunCom Wireless contributed EUR 462 million to net revenue in 2008. Our net revenue was also affected by decreases in our Germany operating segment (EUR 1,716 million, or 6.1%, as compared with 2007) as a result of continuing decreases in the number of access lines, growth in the popularity of Complete packages with flat rate tariff components, and falling charges for usage-based products. Those decreases could not be fully offset by increased net revenue from growth in the number of DSL lines and unbundled local loop lines. Our net revenue was also negatively affected by decreases in the Systems Solution operating segment (EUR 1,228 million, or 11.6%, as compared with 2007). Media&Broadcast was sold in January 2008 and contributed EUR 399 million to net revenue in 2007.

For more information on our net revenue development and trends at the segment level, see “—Segment Analysis.”

Cost of Sales

Our cost of sales comprises the aggregate cost of products and services delivered. In addition to directly attributable costs, such as direct material and labor costs, it also includes indirect costs, such as depreciation and amortization.

The EUR 1,667 million increase in cost of sales in 2009 was mainly attributable to the first-time full consolidation of OTE, which contributed EUR 3,201 million to the Group’s cost of sales in the financial year. Net exchange rate effects decreased cost of sales in 2009 by EUR 394 million. In our Germany operating segment, declines in personnel costs and interconnection costs were partially offset by increases in the cost of goods purchased for resale. In our Europe operating segment, declines in interconnection costs were driven by lower service revenues. In addition, we reduced technology personnel and the related costs at T-Mobile UK. Cost of sales at our Southern and Eastern Europe operating segment declined slightly due to reduced headcounts and personnel costs. Cost of sales declined at our Systems Solutions operating segment due to a decline in revenues and to the consolidation of certain delivery platforms with its network infrastructure.

Our cost of sales decreased by EUR 745 million, or 2.1%, in 2008 to EUR 34,592 million, compared with EUR 35,337 million in 2007. This decrease was due in part to exchange rate effects of EUR 756 million caused primarily by the strengthening of the euro against the U.S. dollar and to a lesser extent the pound sterling. Cost of sales at our Germany operating segment decreased due to the decline in revenues, as well as decreased personnel costs resulting from a decrease in restructuring costs, and the sale of T-Online France and T-Online Spain in 2007. Cost of sales at the USA operating segment increased in both euros and in U.S. dollars, resulting from increases in customer numbers and the consolidation of SunCom Wireless in the first quarter of 2008. Cost of sales at our Europe operating segment was affected by the full year consolidation of Orange Nederland in 2008 compared to only three months in 2007. Cost of sales, particularly interconnection and roaming fees, were lower at T-Mobile UK due to the decline in revenue. Cost of sales in the Systems Solutions operating segment decreased in 2008 compared with 2007 due primarily to the disposal of Media&Broadcast on January 1, 2008, and lower equipment and services costs.

Selling Expenses

Our selling expenses include all expenses for activities that do not directly increase the value of our products or services, but help to secure sales. Selling costs generally include all expenses relating to the sales (e.g., commissions), advertising and marketing departments and other sales promotion activities.

Our selling expenses remained near the prior-year level despite the effect of the first-time full consolidation of OTE in 2009. This effect was offset in particular by cost cuts in the Germany operating segment, primarily in operational sales and receivables management. Selling costs at the USA operating segment declined as a result of fewer commission costs due to a decrease in the gross customer additions. This effect was partially offset by increases in retail personnel costs. In addition, selling expenses decreased in the Europe operating segment, due to lower costs all subsidiaries except PTC.
       Selling expenses decreased by EUR 692 million, or 4.2%, in 2008 compared to 2007. This decrease was due in part to exchange rate effects of EUR 443 million, caused primarily by the strengthening of the euro against the U.S. dollar and to a lesser extent the pound sterling. Selling expenses at our Germany operating segment declined due in part to increases in allowances for bad debts, increases in costs associated with Immobilien Scout and increased marketing and selling expenses. The sale of T-Online Spain and T-Online France in 2007 led to a decrease in selling expenses in 2008. Selling expenses at our United States operating as segment result of an increase in gross customer additions in 2008 and the consolidation of SunCom Wireless in the first quarter of 2008. Selling expenses at our Europe operating segment increased primarily as a result of the acquisition of Orange Nederland in the fourth quarter of 2007.

General and Administrative Expenses
Our general and administrative expenses generally include all costs attributable to the core administrative functions that are not directly attributable to production or selling activities.

General and administrative expenses decreased in 2009 as the effect from the first-time full consolidation of OTE of EUR 456 million was more than offset by savings measures at all segments.

        General and administrative expenses decreased in 2008 due mainly to a decrease in expenses incurred in connection with staff-related measures at Group Headquarters and Shared Services. General and administrative expenses also decreased in our Germany and Europe operating segments, offset in part by an increase at our United States operating segment, primarily due to the acquisition of SunCom, and Systems Solutions operating segment.
Other Operating Income

Other operating income consists of reversals of provisions (if not allocated to functional costs), income from transfer of costs and gains from disposals. Miscellaneous other operating income encompasses a variety of income items for which the individually recognized amounts are not material.

In 2009, other operating income decreased mainly due to lower income from disposals, which was affected by the sale of Media&Broadcast in 2008.

      Other operating income increased by EUR 326 million in 2008, mainly as a result of the gain on the disposal of Media&Broadcast (EUR 500 million) in the first quarter of 2008. Comparable, although slightly lower, gains were recorded in 2007 from the disposals of T-Online France and T-Online Spain. Additional income was also recorded in 2008 from the sale of an asset (EUR 0.1 billion) and from the reclassification of real estate assets held for sale to non-current assets (EUR 0.1 billion).

Other Operating Expenses

Other operating expenses consist of impairment of goodwill, additions to provisions (if not allocated to functional costs) and losses on disposals. Miscellaneous other operating expenses encompass a variety of expense items for which the individually recognized amounts are not material.

In 2009, other operating expenses increased by EUR 2,087 million year-on-year. This was mainly attributable to impairment losses on goodwill amounting to EUR 2,345 million that we recognized in the financial year. For further details, please refer to note (5) to the Consolidated Financial Statements.

Other operating expenses decreased by EUR 529 million in 2008 compared to 2007. In 2008, goodwill impairment losses amounted to an aggregate of EUR 289 million, whereas in 2007 the reduction in the carrying amount of goodwill recognized amounted to EUR 327 million (at T-Mobile Netherlands, as described in detail below). In 2008, we also incurred expenses relating to the disposal of DeTe Immobilien, while in 2007 we incurred expenses in connection with the sale of call centers of Vivento Customer Services and the transfer of operations of Vivento Technical Services.

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

Profit from Operations
Profit from operations decreased by EUR 1,028 million, or 14.6%, in 2009 compared to 2008, primarily as a result of the factors set forth above.

Profit from operations increased by EUR 1,754 million, or 33.2%, in 2008 compared to 2007, primarily as a result of the factors set forth above.

The details are described in the individual items set forth above and in personnel costs, depreciation, amortization and impairment losses set forth below.

Loss from Financial Activities

The following table presents information concerning our loss from financial activities:

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Finance costs
Interest income	341	408	261	(16.4)	56.3
Interest expense	(2,896)	(2,895)	(2,775)	n.a.	(4.3)
	(2,555)	(2,487)	(2,514)	(2.7)	1.1
Share of profit of associates and joint ventures accounted for using the equity method	24	(388)	55	n.a.	n.a.
Other financial income (expense)	(826)	(713)	(374)	(15.8)	(90.6)
Loss from financial activities	(3,357)	(3,588)	(2,833)	6.4	(26.7)

n.a.—not applicable

Finance costs
In 2009, our finance costs increased slightly on 2009 compared to 2008. Finance costs were subject to two offsetting effects. On the one hand, interest expense increased in 2009 due to the first-time full consolidation of OTE in our consolidated financial statements. On the other hand, the downgrade of Deutsche Telekom’s rating in the prior year and the resulting adjustments to carrying amounts for a number of bonds with rating-linked coupons had a one-time impact on interest expense in the prior year.

Since January 1, 2009, Deutsche Telekom has capitalized borrowing costs as part of the cost of qualifying assets. EUR 27 million were recognized as a part of cost in the financial year. The amount was calculated on the basis of an average capitalization rate of 5.9 % applied across the Group. The figures for prior-year periods have not been adjusted.

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

The effective weighted average interest rate applicable to our outstanding indebtedness related to bonds and debentures was 6.2% in 2009 , 6.1% in 2008 and 6.1% in 2007 . The effective weighted average interest rate applicable to our outstanding indebtedness related to bank liabilities was 5.3% in 2009, 5.9% in 2008 and 5.7% in 2007. Some of our debt instruments have provisions that could cause the interest rate on such investments to increase upon the occurrence of certain downgrades in our long-term unsecured debt ratings. For more information, see “—Liquidity and Capital Resources—Capital Resources.”

Share of profit of associates and joint ventures accounted for using the equity method
In 2009, the share of profit of associates and joint ventures accounted for using the equity method increased by EUR 412 million to EUR 24 million compared to 2008. This increase was mainly due to the impairment loss of EUR 548 million that had to be recognized in the prior year on the carrying amount of the shares in OTE. OTE has been fully consolidated since the beginning of February 2009. For more information, please refer to note (7) to the Consolidated Financial Statements.

     The share of profit of associates and joint ventures accounted for using the equity method in 2008 decreased by EUR 443 million, compared to 2007, primarily as result of the impairment on the carrying amount of our investment in OTE (EUR 548 million), offset in part by our share of OTE’s profit recognized (EUR 107 million), subsequent to our acquisition in 2008.

Other financial income (expense)

        In 2009, the increase in other financial expense of EUR 113 million, as compared to 2008, was mainly attributable to higher interest rate expenses on provisions and liabilities.

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

Number of employees (average for the year)

Average number of employees	2009	2008	2007
Group (total)	257,601	234,887	243,736
Domestic	130,477	141,123	154,101
International	127,124	93,764	89,635

Non-civil servants	226,460	201,036	205,471
Civil servants (domestic)	31,141	33,851	38,265

Trainees and student interns	9,805	10,424	10,708

       The number of employees in the Group increased year-on-year by 22,714. This increase was largely a result of the first-time inclusion of the OTE staff in early February 2009. The headcount also grew in the Systems Solutions and United States operating segments. In the Systems Solutions operating segment, the higher staff level was due to the expansion of international business. In the United States operating segment, the increase in the average number of employees resulted from retail distribution growth. These effects were only partially offset by staff reductions in Germany.
Depreciation, Amortization and Impairment Losses

The following table provides a breakdown of the depreciation, amortization and impairment losses contained in the functional cost line items (cost of sales, selling expenses, general and administrative expenses and other operating expenses):

	For the years ended December 31,
	2009	2008	2007
	(millions of €)
Amortization and impairment of intangible assets	(5,657)	(3,397)	(3,490)
of which: goodwill impairment losses	(2,345)	(289)	(327)
of which: amortization of mobile telecommunications licenses	(905)	(1,013)	(1,017)
Depreciation and impairment of property, plant and equipment	(8,237)	(7,578)	(8,121)
Total depreciation, amortization and impairment losses	(13,894)	(10,975)	(11,611)

In 2009, depreciation, amortization and impairment losses increased mainly due to higher impairment losses recognized on goodwill as well as the full inclusion of OTE for the first time in early February 2009. The Group recognized an impairment loss of EUR 1.8 billion on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009. T-Mobile UK has been classified as “held for sale” since September 8, 2009. The Group also recognized impairment losses of EUR 528 million as of December 31, 2009 as a result of the annual impairment test. For further details on impairment losses, please refer to note (5) to the Consolidated Financial Statements. For further details on the disclosure of T-Mobile UK, please refer to note (4) to the Consolidated Financial Statements.

Depreciation of property, plant and equipment increased by EUR 659 million in the reporting year, mainly as a result of the full inclusion of OTE for the first time. This increase was partially offset by lower depreciation of technical equipment and machinery as well as lower impairment of land and buildings. In addition, subsequent to the classification of T-Mobile UK as “held for sale” we stopped depreciating and amortizing its assets. As a result, EUR 196 million of scheduled depreciation and amortization, which absent the “held for sale classification” would have been recorded, was not recorded in 2009.

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

      For more information relating to our intangible assets, see note (5) to the Consolidated Financial Statements.

     The following table provides a breakdown of impairment losses:

	For the years ended December 31,
	2009	2008	2007
	(millions of €)
Intangible assets	(2,354)	(340)	(378)
of which: goodwill	(2,345)	(289)	(327)
of which: U.S. mobile telecommunications licenses	-	(21)	(9)
Property, plant and equipment	(217)	(140)	(300)
of which: land and buildings	(193)	(123)	(238)
of which: technical equipment and machinery	(10)	(5)	(54)
of which: other equipment, operating and office equipment	(3)	(8)	(4)
of which: advance payments and construction in progress	(11)	(4)	(4)
Total impairment losses	(2,571)	(480)	(678)

The impairment losses on land and buildings mainly result from the fair value measurement of land and buildings intended for sale less costs to sell. The amounts are reported in other operating expenses.

Profit before Income Taxes
In 2009, profit before income taxes decreased by EUR 797 million to EUR 2,655 million, compared with 2008, mainly due to decreased profit from operations which was partly offset by an increase in share of profit of associates and joint ventures accounted for using the equity method.

      In 2008, profit before income taxes increased by EUR 999 million to EUR 3,452 million, compared with 2007, mainly due to increased profit from operations which was partly offset by an increase in loss from financial activities.

Income Taxes

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Income taxes	1,782	1,428	1,373	24.8	4.0

In general, the amount of income taxes we recognize is a function of our profit before income taxes and the various income tax rates applicable to profit before income taxes, and the recognition or non-recognition of deferred income taxes. However, the income tax expense recorded on our financial statements is not necessarily reflective of the actual income taxes we paid.

Our combined income tax rate for 2008 amounted to 30.5%, comprising corporate income tax at a rate of 15%, the solidarity surcharge of 5.5% on corporate income tax, and trade income tax at an average national rate (multiplier of 419%).The combined income tax rate for 2008 and 2007 amounted to 30.5% and 39%, respectively.

Despite the significantly lower profit/loss before income taxes, income tax expense did not decrease year-on-year; rather, it increased significantly. Income taxes increased to EUR 1,782 million in 2009 compared to EUR 1,428 million in 2008 while our profit before income taxes decreased to EUR 2,655 million in 2009 compared to EUR 3,452 million in 2008. Our effective income tax rate increased to 67% in 2009 compared to 41% in 2008.

This was mainly attributable to higher impairment losses recognized on goodwill assets, in particular at T-Mobile UK. Since these impairment losses are not to be considered for tax purposes, income tax expense increased relative to profit before income taxes.

The 2008 effective income tax rate was increased as well because certain expenses recognized in arriving at profit before income taxes, including the share of losses from associates and joint ventures and impairments of goodwill, are not tax deductible.

Income taxes in 2007 amounted to EUR 1,373 million relating to a profit before income taxes of EUR 2,453 million. The main reason for the high effective tax rate of 56% in 2007 was that adjustments were made to deferred tax assets and deferred tax liabilities in response to the enactment of the corporate tax reform legislation which went into effect on January 1, 2008. The adjustment increased deferred income taxes in 2007 by EUR 0.7 billion.

Profit (loss) attributable to owners of the parent (net profit (loss))

In 2009, our net profit decreased to EUR 353 million from EUR 1,483 million in 2008, primarily as a result of the impairment losses recognized on goodwill and the other factors set forth above.

In 2008, our net profit increased to EUR 1,483 million from EUR 571 million in 2007, primarily as a result of the factors set forth above.

SEGMENT REVENUE BREAKDOWN
The following table presents total revenues (the sum of external (net) revenues and intersegment revenues), net revenues and intersegment revenues of our segments for the years indicated.

millions of €	Year	Net revenue	Intersegment revenue	Total revenue
Germany	2009	23,813	1,610	25,423
	2008	24,754	1,646	26,400
	2007	26,134	1,982	28,116
United States	2009	15,457	14	15,471
	2008	14,942	15	14,957
	2007	14,050	25	14,075
Europe	2009	9,486	548	10,034
	2008	10,798	556	11,354
	2007	10,675	559	11,234
Southern and Eastern Europe	2009	9,510	175	9,685
	2008	4,497	148	4,645
	2007	4,458	142	4,600
Systems Solutions	2009	6,083	2,715	8,798
	2008	6,368	2,975	9,343
	2007	6,911	3,660	10,571
Group Headquarters and Shared Services	2009	253	2,157	2,410
	2008	307	2,474	2,781
	2007	288	2,855	3,143
Total	2009	64,602	7,219	71,821
	2008	61,666	7,814	69,480
	2007	62,516	9,223	71,739
Reconciliation	2009	-	(7,219)	(7,219)
	2008	-	(7,814)	(7,814)
	2007	-	(9,223)	(9,223)
Group	2009	64,602	-	64,602
	2008	61,666	-	61,666
	2007	62,516	-	62,516

Mobile Communications Revenues and Other Financial Information

The total revenues of our mobile communications operations are mainly comprised of service revenues. Service revenues are comprised of revenues generated by customers for services, such as voice services, including incoming and outgoing calls and data services, plus roaming revenues, monthly charges and revenues from visitor roaming.

Revenues from mobile termination fees are primarily generated in our operations outside of the United States. Reduced mobile termination fees, as determined by the regulatory authorities in several Euopean countries including, Germany, the United Kingdom, the Czech Republic, Hungary, The Netherlands, Austria, Croatia, the F.Y.R.O Macedonia, Montenegro, Poland and Slovakia negatively affected total revenues in 2009. These decreased mobile termination fees will continue to have a negative impact on total revenues in 2010 and beyond. We believe that mobile termination fees will further decrease in our European markets in the future.

Average Revenue per User

Our mobile communications subsidiaries in Germany, the United States, Europe and Southern and Eastern Europe operating segments disclose information regarding average revenue per user, or ARPU.  We use ARPU to measure the average monthly service revenues on a per customer basis. We believe that ARPU provides management with useful information concerning prices, usage and acceptance of our product and service offerings, and as an indicator of our ability to attract and retain high-value customers. We calculate ARPU as revenues generated by customers for services (i.e., voice services, including incoming and outgoing calls, and non-voice services, including data services), plus roaming revenues, monthly charges, and revenues from visitor roaming, divided by the average number of customers in a month. Revenues from services do not include the following: revenues from terminal equipment sales, revenues from customer activations, revenues from MVNOs, and other revenues not generated directly by our customers. We believe the inclusion of visitor revenues improves comparability with our competitors. However, ARPU is neither uniformly defined nor utilized by all companies in our industry group. Accordingly, such measures may not be comparable to similarly titled measures and disclosures by other companies. The calculations of ARPU numbers in this report have been based on actual figures, expressed as a monthly average for each annual period. For a more detailed breakdown of our customers by geographic area, see “Item 4. Information on the Company – Description of Business.”

Germany

The following table presents selected financial information concerning our Germany operating segment:

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Fixed Network revenues	18,736	19,782	21,309	(5.3)	(7.2)
Network communications	5,733	6,736	8,305	(14.9)	(18.9)
IP/Internet	5,937	5,531	5,144	7.3	7.5
Wholesale services	4,417	4,705	4,906	(6.1)	(4.1)
Other services	2,648	2,810	2,954	(5.8)	(4.9)

Mobile communications revenues	8,109	8,069	8,293	0.5	(2.7)
Service revenues	7,008	7,045	7,156	(0.5)	(1.6)
Average customers (in millions)	39.0	38.0	33.8	2.6	12.4
ARPU (in €)	15	15	18	0.0	(16.7)
Sale of terminal equipment	499	399	457	25.1	(12.7)
Other	602	625	680	(3.7)	(8.1)

Intra-segment revenues(1)	1,422	1,451	1,486	(2.0)	2.4
Total revenues	25,423	26,400	28,116	(3.7)	(6.1)
Inter-segment revenues	1,610	1,646	1,982	(2.2)	(17.0)
Net revenues	23,813	24,754	26,134	(3.8)	(5.3)

Cost of sales	(13,237)	(13,482)	(14,533)	1.8	7.2
Selling expenses	(6,116)	(7,254)	(7,985)	15.7	9.2
General and administrative expenses	(1,476)	(1,721)	(1,782)	14.2	3.4
Other operating income	807	942	1,196	14.3	21.2
Other operating expenses	(339)	(261)	(321)	(29.9)	18.7
Profit from operations	5,062	4,624	4,691	9.5	(1.4)

Capital expenditures	(3,158)	(3,038)	(3,014)	(3.9)	(0.8)

(1)	Intra-segment revenues includes revenues between our fixed network and mobile communication business.

Overview

For reporting purposes, our Germany operating segment separately presents its fixed network and mobile communications operations. Since November 2007, ImmobilienScout has been fully consolidated. ActiveBilling was transferred to the Germany operating segment effective January 1, 2008.  In addition, since January 1, 2009, fixed network has been responsible for the small- and medium-sized business customers that were previously included in our System Solutions operating segment.

In 2009, the Germany operating segment continued to be affected by fierce competition and regulatory measures.

Fixed Network

Germany’s fixed network revenues primarily consist of revenues from network communications, IP/Internet services, wholesale services,  and other services.

Beginning January 1, 2009, we changed our reporting structure for fixed network revenues in Germany. Previously the broadband component of Complete Package revenues was reported under IP/Internet and the basic telephony services component was reported under network communications. Under the new reporting structure, all revenues from Complete Packages with broadband access are reported under IP/Internet and all revenues from Complete Packages without broadband access are reported under network communications.

Network Communications

Network communications revenues consist of revenues from network access products and calling services. Revenues from network access products include monthly access charges and installation fees. Revenues from calling services include call charges relating to local, regional and long-distance calls, international calls, calls to mobile networks and calls to dial-up ISPs.

The decrease in the network communications revenues in 2009 and 2008 was due in part to the continuing fixed-network access line losses, lower usage-related charges, and  to a lesser extent, competitive pressure from fixed-to-mobile substitution. The lower usage-related charges resulted from an increased acceptance of Complete Packages (telephony and Internet) with a flat-rate component as a consequence of the competitive environment in Germany.

We expect that the network communications revenues and market share will continue to decrease, primarily as a result of substitution by cable network operators, increased competition from other fixed-network providers with fully integrated bundled packages and fixed-to mobile substitution. Technological developments as well as regulatorily mandated price reductions are expected to further adversely affect network communications revenues.

IP/Internet

IP/Internet revenues mainly consist of retail subscription fees, usage fees, online advertising and business-to-business services. Subscription fees comprise fixed monthly payments under subscription plans and DSL access revenues for customers with a broadband access line. Usage fees include all non-subscription products, including per-minute or volume-based access rate components and products, such as products made available on a pay-per-use basis. Online advertising and business-to-business services revenues consist of revenues from hosting and security products and from content management services for business clients operating traffic-intensive portals.

The increase in IP/Internet revenues in 2009 and 2008 primarily resulted from an increase in the number of broadband lines in operation and the number of customers choosing Complete Packages. The volume driven increase in revenues from business customers and, to a lesser extent, the growth in revenues from ImmobilienScout, were also contributing factors . The increase in IP/Internet revenues in 2008 was also due to the first full time consolidation of ImmobilienScout in October 2007, as full-year revenues were realized for the first time .

We expect that our IP/Internet revenues will continue to increase, primarily as a result of increased acceptance of Complete Packages and Entertain product portfolio with new features and new rates in response to customer demand, although the pressure on prices is expected to continue.

Wholesale services

Wholesale services include revenues from national and international interconnection, access to the unbundled local loop, (ULL) resale access products and network services, such as carrier-specific transmission paths and networks.

Revenues from wholesale services decreased in 2009 and 2008 primarily due to a decline in revenues from interconnection minutes caused by lower volumes. This decrease was also due to lower revenues from wholesale bundled products generated from customer migration to the lower priced product alternative, and losses in collocation revenues due to a fall in demand. The decrease in revenues from wholesale services was partially offset by an increase in revenues from unbundled local loop lines. We expect that our wholesale services revenues will continue to decrease as a result of decreases in interconnection and collocation revenues, regulatorily mandated price reductions, as well as customer migration to the lower priced wholesale bundled product alternative.

Other services
Other services revenues mainly consist of revenues from value-added services, terminal equipment and data communications,  as well as revenue from other services. Other services includes publishing services , call-center services and the sale of products and services through our Telekom Shop outlets, as well as services for energy-based products used to operate telecommunications systems reliably.

The decrease in revenues from other services in 2009 was mainly due to a decline in terminal equipment sales and data communication . Terminal equipment sales were down as a result of customer acceptance of service packages that include software updates, remote maintenance and installation support, and are rented for a monthly fee. In 2008, the decrease in revenues for value-added services resulted from lower demand for services such as public payphones, T-Vote Call and 0180 calls.

Mobile Communications

The mobile communications business offers mobile voice and data services to consumer and retail customers in Germany. Terminal equipment and other hardware are sold in connection with the services offered. In addition, T-Mobile services are sold to resellers and third-party providers. The figures for the mobile communications operations include T-Mobile Deutschland and also Deutsche Funkturm GmbH. DFMG is a management company for radio towers and sites. The company leases roof tops and properties and is responsible for construction, operating and maintenance of radio towers. The company is leasing spare capacity on the radio towers to third parties.

Total revenues increased by EUR 40 million in 2009, or 0.5%, compared to 2008. The increase in total revenues was attributable to an increase in terminal equipment and other revenues, which was partially offset by a decline in service revenue. Total revenues declined by EUR 224 million in 2008, or 2.7%, compared to 2007. This decline was primarily attributable to a decrease in service revenues and in terminal equipment revenues.

Service revenues decreased by EUR 37 million, or 0.5%, to EUR 7,008 million in 2009, compared to EUR 7,045 million in 2008. A more restrictive regulatory environment, in particular lower termination charges from April 1, 2009 and new roaming regulation had a negative impact on revenues as well as further intense competition. This decrease was mainly offset by continued growth in revenues from non-voice services, in particular, due to the increased use of data services. Intelligent smartphones and attractive high-value double-play rate plans (combining voice and data components) boosted mobile Internet use and increased data revenues. Service revenues decreased by EUR 111 million, or 1.6%, to EUR 7,045 million in 2008, compared to EUR 7,156 million in 2007. This decrease was primarily attributable to lower voice revenues primarily as a result of lower prices due to competitive pressures and regulation of mobile termination fees. This decrease was partially offset by an increase in non-voice revenues.

ARPU remained stable in 2009 despite the decrease in mobile termination rates. This development was caused by an increase in the number of contract customers in the total customer base, ARPU decreased to EUR 15 in 2008, compared to EUR 18 in 2007. This decline was mainly driven by lower tariffs and lower mobile termination fees as a result of competitive and regulatory pressures. Furthermore, the change in T-Mobile Deutschland’s prepay churn policy in 2007 resulted in a higher average customer base.

Other revenues mainly consist of revenues from national roaming, activation revenues, disconnection fees and tower rental. National roaming revenues accounted for 32% of total other revenues in 2009 and 2008, compared to 38% in 2007. National roaming revenues reflect revenues from the agreement with O2, which are generated by O2 traffic being routed through T-Mobile Deutschland’s network.

In 2009, other revenues decreased by EUR 23 million to EUR 602 million, compared to EUR 625 million in 2008 and EUR 680 million in 2007. The decrease in 2009 was primarily a result of lower revenues from tower rental. The decrease in 2008 was primarily due to lower MVNO revenues which was the result of lower voice usage of O2 customers being routed through T-Mobile Deutschland’s network. The roaming agreement with O2 expired at the end of 2009. In 2009, this agreement contributed EUR 190 million to Other revenues.

Revenues from sales of terminal equipment increased by EUR 100 million, to EUR 499 million in 2009, compared to EUR 399 million in 2008, mainly due to an increase in the number of terminal equipment devices sold, like the iPhone. Revenues from sales of terminal equipment decreased by EUR 58 million, to EUR 399 million in 2008, compared to EUR 457 million in 2007, mainly due to the lower number of terminal equipment devices sold.

Intersegment Revenues

Intersegment revenues, which include revenues from our Group’s other operating segments, decreased in 2009 and 2008 primarily due to the reduced intersegment revenues from System Solutions as a result of lower quantities of services purchased.  This decrease was partly offset by increased revenues from Europe operating segment , a slight increase at Group Headquarters and Shared Service, as well as the as a result of increased demand for Germany’s fixed network services.

Operating Expenses and Profit from Operations

Cost of sales decreased in 2009 mainly due to reduced personnel costs as a result of staff reductions and, in part, due to the transfer of certain departments to Group Headquarters and Shared Services. Other contributing factors include reduced costs for rental and utility as a result of more efficient use of floor space in 2009. Cost of sales also decreased due to reduced interconnection costs resulting from lower demand and price reductions for interconnection services. This decrease was partly offset by an increase in revenue related costs such as the costs of goods purchased for resale.

Cost of sales in 2008 decreased primarily due to lower personnel costs resulting from a decrease in restructuring costs and lower revenue related costs such as goods purchased for resale, interconnection and roaming fees. Cost of sales also decreased due to a decline in depreciation and amortization costs and the divestiture of T-Online France and T-Online Spain in 2007.

Selling expenses decreased in 2009 primarily due to lower commission expenses. A decline in allowances for bad debts resulting from the sale of receivables in the third quarter of 2009, lower personnel expenses, decreased billing expenses, and lower costs due to the sale of CAP Customer Advantage Program GmbH as of January 30, 2009 were also contributing factors.

The decrease in selling expenses in 2008 was primarily due to a decrease in costs resulting from the divestiture of T-Online France and T-Online Spain in 2007. These decreases were offset, in part, by an increase in allowances for bad debts, increases in costs associated with the initial consolidation of the activities of ImmobilienScout, as well as a slight increase in fixed network marketing costs and increased mobile communication selling expenses.

General and administrative expenses decreased in 2009 primarily as a result of lower personnel costs, due to staff reductions,  and, in part, to the transfer of certain departments to Group Headquarters and Shared Services. In addition, further cost reductions in various areas contributed to the decrease in general and administrative expenses. This decrease was partly offset by a slight increase in IT costs as well increased depreciation costs.

General and administrative expenses decreased in 2008 due to a decline in  support and IT costs for services primarily provided from the Systems Solutions operating segment and reduced personnel costs, due, in part, to the transfer of certain departments to Group Headquarters and Shared Services. These decreases were partially offset by increased costs related to the reassignment of ActiveBilling to the Germany operating segment in 2008 and the initial consolidation of ImmobilienScout in October 2007.

Other operating income decreased in 2009 primarily due to a decrease in gain on disposal of an intangible asset and lower quantities of services delivered to the Systems Solutions operating segment. This decrease was partly offset by a gain resulting from the free replacement of old mobile communication technology as well as an increase due to the sale of equity interest in CAP Customer Advantage Program GmbH, as of January 30, 2009.

Other operating income decreased in 2008 primarily due to a gain on disposal of assets in 2008. The gains on the sale of T-Online Spain and T-Online France in 2007 were larger than the gain realized on the sale of a mobile communication asset in 2008.

Other operating expenses increased in 2009 as a result of the discount and service liability in connection with the sale of receivables in the third quarter of 2009. Other operating expenses declined in 2008 due to lower losses on disposal of assets.

Profit from operations increased in 2009 as a result of the effects described above. Profit from operations decreased in 2008 as a result of the effects described above.

Capital expenditures

An increase in capital expenditures in 2009 is attributable to expenditures relating to the fixed network, stemming mainly from investments in the IP transport platform, broadband roll-out, and IT systems. Capital expenditures in mobile communications mainly consist of network expansions with a focus on UMTS sites, capacity expansion and expenditures in IT products. We intend to focus our investment priorities in Germany on growth and innovation, particularly further integrated and value-enhanced broadband expansion in fixed-network and mobile communications as well as quality and service initiatives.

United States
The following table presents selected financial information concerning the United States operating segment:

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Total revenues	15,471	14,957	14,075	3.4	6.3

Cost of sales	(8,051)	(7,582)	(7,109)	(6.2)	(6.7)
Selling expenses	(4,654)	(4,513)	(4,381)	(3.1)	(3.0)
General and administrative expenses	(512)	(567)	(507)	9.7	(11.8)
Other operating income	14	19	11	(26.3)	72.7
Other operating expenses	(35)	(15)	(72)	n.a.	79.2
Profit from operations	2,233	2,299	2,017	(2.9)	14.0
Capital expenditures	(2,666)	(2,540)	(1,958)	(5.0)	(29.7)

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Total revenues	15,471	14,957	14,075	3.4	6.3
Service revenues	13,337	12,813	12,017	4.1	6.6
Equipment sales	1,718	1,550	1,478	10.8	4.9
Other	416	594	580	(30.0)	2.4
Average customers (in millions)	33.3	31.2	26.8	6.7	16.4
ARPU (in €)	33	34	37	(2.9)	(8.1)

Total Revenues

Due to a positive currency translation effect in 2009, total revenues at T-Mobile USA grew year-on-year by EUR 514 million, or 3.4 % compared to 2008.  In U.S. dollars, the operating segment total revenues decreased due primarily to lower service revenues.

In 2008, total revenues at T-Mobile USA increased by EUR 882 million, or 6.3 % compared to 2007, primarily due to an increase in the average customer base. The consolidation of SunCom following its acquisition in February 2008 contributed EUR 462 million in consolidated revenues in 2008. In local currency, 2008 total revenues increased significantly more.

Service Revenues

Service revenues increased in 2009 by EUR 524 million, or 4.1 % from 2008, due to a positive currency translation effect. In U.S. dollars, service revenues decreased due primarily to a decrease in T-Mobile USA branded customers (wireless customers excluding MVNO and machine-to-machine customers). Additionally, variable voice revenues declined due to lower roaming revenues and an increase in the proportion of customers on unlimited rate plans.  These decreases were partially offset by strong growth in revenues from non-voice services, as customers adopt 3G converged devices and utilize web access plans.

In 2008, service revenues increased by EUR 796 million, or 6.6 % from 2007, mainly as a result of an increase in the average customer base. Revenues from non-voice services increased at a greater rate than the increase in the average customer base in 2008 compared to 2007, due to increased usage of messaging and data services.

Equipment Sales

The increase in equipment sales revenues in 2009 by EUR 168 million, or 10.8 % from 2008, was driven in part by currency translation impacts and an increased sales volume of more expensive 3G devices in 2009, compared to 2008.

In 2008, equipment sales increased by EUR 72 million, or 4.9% from 2007, driven by an increased volume of equipment sales as a result of increased gross customer additions and higher volumes of handset upgrade sales in 2008, compared to 2007.

Other Revenues

Other revenues decreased year-on-year by EUR 178 million, or 30.0 % due to lower customer activation revenues compared to 2008 and completing the transition of certain AT&T customers to the AT&T network in 2009, related to a network sharing agreement implemented in the first quarter of 2005.

Other revenues were EUR 594 million in 2008, a slight increase compared to other revenues of EUR 580 million in 2007.

Operating Expenses and Profit from Operations

Cost of Sales

Cost of sales includes the cost of goods sold from the sale of equipment as well as costs related to operating the network, such as customer roaming, cell site and line leases, and depreciation of network assets.

In 2009, cost of sales increased by EUR 469 million, or 6.2%, compared to 2008.  Exchange rate effects increased cost of sales in 2009. In local currency, the increase in cost of sales in 2009 related primarily to increased cost of goods sold associated with higher volumes of more expensive 3G handset sales.  Additionally, network costs increased due to the upgrade of the 2G network and expansion of the 3G network, partially offset by lower roaming costs.

In 2008, cost of sales increased by EUR 473 million, or 6.7%, compared to 2007. This increase was partially offset by exchange rate movements between the U.S. dollar and the euro.  The increase in cost of sales between 2007 and 2008 was considerably higher in local currency. Most of this increase was due to increased network costs associated with a larger customer base. A higher volume of handset sales, driven by increased subscriber gross additions, increased the cost of goods sold within cost of sales year on year.

Selling Expenses

Selling expenses include all expenses relating to sales, including, among other things, commissions and other compensation paid to retail sales employees and third-party dealers, call center and customer care expenses, marketing costs and billing services.

In 2009, selling expenses increased by EUR 141 million compared to the prior year due to the impact of exchange rate movements between the U.S. dollar and the euro.  In local currency, selling expenses decreased due primarily to lower commission costs related to a decrease in T-Mobile USA branded customer additions.  This decrease was offset partially by an increase in personnel costs as a result of retail distribution growth

In 2008, selling expenses increased by EUR 132 million, or 3.0 % compared to 2007. The main reasons for this increase was growth in gross customer additions compared to the prior year and an increase in selling-related personnel costs.  This increase was partially offset by exchange rate movements between the U.S dollar and the euro.

General and Administrative Expenses

General and administrative expenses include all costs allocated to core administrative functions that are not directly attributable to the cost of sales or selling activities, including, among other items, costs relating to support functions such as finance, human resources, general management, communications, strategy and legal.

In 2009, the decrease in general and administrative expenses by EUR 55 million, or 9.7 % compared to 2008, was due primarily to lower variable compensation expense.

In 2008, general and administrative expenses increased by EUR 60 million, or 11.8 % compared to 2007. This increase is primarily due to  an increase in the number of employees.

Other Operating Income and Expenses

Other operating income was higher in 2008 than both 2009 and 2007 due to insurance proceeds received in 2008.

In 2009, other operating expenses increased due to higher losses on the disposition of non-current assets, in particular the disposal of obsolete technical equipment and machinery. The decrease in 2008 as compared with 2007 relates to higher disposition losses in 2007.

Profit from operations decreased in 2009 by 2.9 % due to the factors described above.

In 2010, T-Mobile USA will focus on attracting and retaining a loyal customer base. Results are expected to be positively impacted primarily by growth in non-voice services and a continued focus on cost saving initiatives, offset by market driven declines in voice revenues per customer. Revenue and profit are expected to be broadly stable in 2010 in an increasingly mature U.S. market. However, exchange rate changes, regulatory changes, and competitive pressures may significantly affect revenues and profits in euros.

Capital Expenditures

Capital expenditures increased year-on-year to EUR 2.7 billion from EUR 2.5 billion. In U.S. dollars, cash capex decreased slightly year-on-year driven by decreases in information technology and spectrum purchases.  Network-related capex remained consistent year-on-year due to the continued focus on the improvement of network quality and expansion of network coverage as well as the roll-out of the 3G (UMTS/HSPA) network.  By the end of 2009, T-Mobile USA’s 3G network covered over 205 million people, almost doubling the coverage of T-Mobile USA’s 3G network in 2008.

Europe

Total Revenues

Total revenues include both net revenues from external customers and revenues from other entities within the Deutsche Telekom Group. Total revenues are mainly comprised of service revenues. Service revenues are comprised of revenues generated by customers for services, such as voice services, including incoming and outgoing calls and non-voice services, such as messaging SMS and data services, as well as roaming revenues, monthly charges and revenues from visitor roaming.

Reduced mobile termination fees, as determined by the regulatory authorities in the United Kingdom, The Netherlands, the Czech Republic, Austria and Poland negatively affected total revenues in 2009. These decreased mobile termination fees will continue to have a negative impact on total revenues in 2010 and beyond. We believe that mobile termination fees will further decrease in our European markets in the future. In response, our Europe operating segment intends to stimulate increased demand for voice usage and data products and services in order to counter expected industry price decreases.

Our markets in the Europe operating segment are relatively mature and saturated with a very high rate of mobile telephone penetration. As a result, we expect that the growth in the number of our customers in these markets will be significantly lower than in past years, and that the focus of competition will continue to shift from customer acquisition to customer retention.

The following table presents selected financial information for our Europe operating segment:
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Revenues
United Kingdom(1)	3,390	4,051	4,812	(16.3)	(15.8)
Poland(1)	1,757	2,260	1,965	(22.3)	15.0
The Netherlands(1)(2)	1,807	1,806	1,318	0.1	37.0
Czech Republic(1)(3)	1,191	1,329	1,171	(10.4)	13.5
Austria(1)(4)	1,038	1,085	1,182	(4.3)	(8.2)
Other(5)	909	896	858	1.5	4.4
Reconciliation(6)	(58)	(73)	(72)	20.5	(1.4)
Total revenues	10,034	11,354	11,234	(11.6)	1.1

Cost of sales	(6,684)	(7,984)	(8,105)	16.3	1.5
Selling expenses	(2,223)	(2,479)	(2,489)	10.3	0.4
General and administrative expenses	(359)	(421)	(416)	14.7	(1.2)
Operating income	270	241	272	12.0	(11.4)
Other operating expenses	(1,943)	(215)	(410)	n.a.	47.6
Profit (loss) from operations	(905)	496	86	n.a.	n.a.
Capital expenditures	(879)	(1,152)	(1,148)	23.7	(0.3)

n.a.—not applicable
(1)
These amounts relate to each subsidiary’s respective, separate financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency), without taking into consideration consolidation effects at the operating segment level (which effects are included under “Reconciliation” in the table) or at the Deutsche Telekom Group level.

(2)	Includes Orange Nederland fully consolidated as of October 1, 2007 and Online Netherlands as of June 1, 2008.
(3)	Includes fixed line retail business from Czeske Radiokomunikace consolidated as of December 2009.
(4)	Investments in property, plant and equipment and intangible assets (excluding goodwill) as shown in the cash flow statement.
(5)
Other includes mainly International Carrier Sales and Solutions (ICSS) and to a lesser extent certain support functions provided to our other mobile communications subsidiaries. As a result of the new structure of our operating segments from July 1, 2009, ICSS became part of the Europe operating segment. Prior-year figures have been adjusted accordingly. ICSS is responsible for our international wholesale business. It provides telecommunications and other companies with worldwide direct access to our international telecommunications network. In each of the last three years, almost 60% of ICSS revenues were generated with Deutsche Telekom subsidiary companies and were thus eliminated in the consolidation on a Deutsche Telekom group level.

(6)	Reconciliation line includes intra-segment revenues at the Europe operating segment level.

United Kingdom
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Service revenues(1)	3,080	3,678	4,350	(16.3)	(15.4)
Sales of terminal equipment	142	188	225	(24.5)	(16.4)
Other	168	185	237	(9.2)	(21.9)
Total revenues	3,390	4,051	4,812	(16.3)	(15.8)

Average customers (in millions)(2)	12.2	11.9	11.8	2.5	0.8
ARPU (in €)(2)	21	26	31	(19.2)	(16.1)

(1)	Does not include revenues earned from Virgin Mobile customers. These revenues are not included in the service revenues component of the ARPU calculation.
(2)	Does not include Virgin Mobile customers in the average number of customers component of the ARPU calculation.

Total revenues in the United Kingdom decreased by EUR 661 million, or 16.3%, to EUR 3,390 million in 2009, from EUR 4,051 million in 2008. The decrease in revenues in the United Kingdom was predominantly a result of the significant negative currency translation effect resulting from the development of the pound sterling to the euro. In local currency, service revenues and terminal equipment revenues decreased, while other revenues increased slightly. Total revenues in the United Kingdom decreased by EUR 761 million, or 15.8%, to EUR 4,051 million in 2008, from EUR 4,812 million in 2007. This decrease was predominantly due to the significant negative currency translation effect from the development of the pound sterling to the euro. In local currency, service revenues, terminal equipment revenues and other revenues decreased slightly.

Service revenues declined by EUR 598 million, or 16.3%, to EUR 3,080 million in 2009, compared to EUR 3,678 million in 2008. Aside from the significant negative currency translation effect, the decrease in service revenues was attributable to lower revenues from voice services, which was caused by decreasing prices as a result of regulatory decisions and competitive pressure. This decrease was partially offset by an increase in revenues from non-voice services caused by an increased usage of these services. Service revenues declined by EUR 672 million, or 15.4%, to EUR 3,678 million in 2008, compared to EUR 4,350 million in 2007. Aside from the significant negative currency translation effect, the decrease in service revenues was attributable to lower voice revenues primarily as a result of price reductions due to competitive pressures. This decrease was partially offset by an increase in non-voice revenues with a growing number of customers using non-voice services and a growing non-voice usage per subscriber.

ARPU in the United Kingdom declined to EUR 21 in 2009 compared to EUR 26 in 2008, predominantly as a result of the unfavorable currency translation effect resulting from the development of the pound sterling to the euro. Furthermore declining prices as a result of regulatory decisions and competitive pressures impacted the ARPU. A higher proportion of contract customers in the total average customer base partially offset the overall decline. ARPU in the United Kingdom declined to EUR 26 in 2008, compared to EUR 31 in 2007, primarily as a result of the significant negative currency translation effect from the development of the pound sterling to the euro. In addition, the decrease was attributable to a slight decrease in revenues from voice services, partially offset by an increase in the usage of non-voice services.

Revenues from sales of terminal equipment decreased in 2009 compared with 2008. In addition to the negative currency translation effect, this decline was mainly influenced by focusing on SIM card-only sales. In 2008, revenues from sales of terminal equipment decreased compared with 2007 primarily due to negative currency translation effects.

Other revenues decreased in 2009 compared with 2008 mainly as a result of the negative currency translation effect resulting from the development of the pound sterling to the euro. Other revenues decreased by EUR 52 million, to EUR 185 million in 2008, compared to EUR 237 million in 2007, mainly due to the negative currency translation effects.

Poland
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Service revenues	1,696	2,196	1,889	(22.8)	16.3
Sales of terminal equipment	42	37	48	13.5	(22.9)
Other	19	27	28	(29.6)	(3.6)
Total revenues	1,757	2,260	1,965	(22.3)	15.0

Average customers (in millions)	13.4	13.0	12.6	3.1	3.2
ARPU (in €)	11	14	12	(21.4)	16.7

Total revenues in Poland decreased by EUR 503 million, or 22.3%, to EUR 1,757 million in 2009, compared to EUR 2,260 million in 2008, mainly as a result of lower service revenues, primarily driven by negative currency translation effect between the Polish zloty and the euro. In local currency, revenues decreased as well. Total revenues in Poland increased by EUR 295 million, or 15.0%, to EUR 2,260 million in 2008, compared to EUR 1,965 million in 2007. The development between the Polish zloty and the euro had a positive currency translation effect. In local currency, revenues also increased, primarily due to an increase of service revenues.

Service revenues decreased by EUR 500 million to EUR 1,696 million in 2009 compared to 2008 mainly as a result of the negative translation effect. In addition, the decline resulted from regulatory decisions lowering termination rates. In local currency, service revenues also decreased. Service revenues increased by EUR 307 million to EUR 2,196 million in 2008, compared to 2007 as a result of a larger average customer base and a higher average usage per customer as well as a higher proportion of contract customers in the overall average customer base. In local currency, service revenues also increased.

ARPU decreased to EUR 11 in 2009 from EUR 14 in 2008, primarily as a result of a negative currency translation effect and lower price per minute, primarily due to termination rates cut. Both effects were partially offset by an increase in usage per customer as well as an increase of contract customers in the overall average customer base. ARPU increased to EUR 14 in 2008 from EUR 12 in 2007. ARPU was positively affected by a higher share of contract customers, as well as a positive currency translation effect.

Revenues from sales of terminal equipment increased in 2009 compared to 2008 due to the introduction of wholesale sales of terminal equipment in 2009. In local currency, revenues from sales of terminal equipment also increased. Revenues from sales of terminal equipment decreased by EUR 11 million in 2008, compared to 2007 due to a decrease in number of mobile devices sold. In local currency, revenues from sales of terminal equipment also decreased.

The Netherlands
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Service revenues	1,512	1,558	1,223	(3.0)	27.4
Sales of terminal equipment	106	87	53	21.8	64.2
Other	189	161	42	17.4	n.a.
Total revenues	1,807	1,806	1,318	0.1	37.0

Average customers (in millions)	5.3	5.3	3.2	0.0	65.6
ARPU (in €)	24	24	32	0.0	(25.0)

n.a.—not applicable

In 2009, total revenues remained stable compared with 2008. Increases in terminal equipment revenues and other revenues offset the decline in service revenues. Total revenues at T-Mobile Netherlands increased by EUR 488 million, or 37.0%, to EUR 1,806 million in 2008, compared to EUR 1,318 million in 2007. The full-year consolidation of Orange Nederland excluding internal revenues between Orange Nederland and T-Mobile Netherlands contributed net EUR 397 million to this increase in revenues. The full-year consolidation of Online Netherlands contributed EUR 23 million to this increase in revenues.

Service revenues decreased by EUR 46 million, to EUR 1,512 million in 2009 compared to EUR 1,558 million in 2008. This decrease was primarily a result of price reductions due to competitive pressures and regulatory mandated roaming and termination price cuts. Service revenues increased by EUR 335 million, to EUR 1,558 million in 2008, compared to EUR 1,223 million in 2007. The full-year consolidation of Orange Nederland contributed EUR 374 million to this increase. This effect was partially offset by a lower usage by contract customers and a lower share of contract customers in the overall customer base.

ARPU remained stable in 2009 compared with 2008. Increased revenues from non-voice services and an increased share of contract customers in the overall customer base compensated for the negative effect resulting from price reductions. ARPU decreased by EUR 8 to EUR 24 in 2008, compared with EUR 32 in 2007. The full-year consolidation of Orange Nederland had a negative impact on T-Mobile Netherlands’ ARPU development primarily due to the lower ARPU of Orange customers. Another factor in the decline was a decrease in contract ARPU at T-Mobile Netherlands.

The increase in sales of terminal equipment in 2009 compared with 2008 and in 2008 compared with 2007 was mainly due to an increased volume and the sale of higher value terminal equipment.

Other revenues mainly consist of revenues from Online Netherlands and MVNOs. In 2009, other revenues increased mainly as a result of an increase in Online Netherlands broadband revenues due to the first time full-year consolidation of Online Netherlands. Overall, MVNO revenues slightly decreased mainly as a result of the termination of our contract with Lycamobile. In 2009, T-Mobile Netherlands entered into an agreement with Tele2 Netherlands Holding N.V., which is a MVNO. As a result, Tele2 migrated its customers’ traffic from KPN Mobile to the T-Mobile Netherlands network. Although this contract with Tele2 positively contributed to the development of other revenues from MVNOs, it only partially offset the negative effect of the termination of the contract with Lycamobile. Other revenues increased by EUR 119 million, to EUR 161 million in 2008, compared to EUR 42 million in 2007, primarily due to an increase in MVNO revenues as a result of calls from Lycamobile customers being routed through the T-Mobile Netherlands network. The first-time inclusion of revenues from Online Netherlands’ customers further contributed to the increase in 2008.

Czech Republic
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Service revenues	1,142	1,283	1,116	(11.0)	15.0
Sales of terminal equipment	39	40	49	(2.5)	(18.4)
Other	10	6	6	66.7	0.0
Total revenues	1,191	1,329	1,171	(10.4)	13.5

Average customers (in millions)	5.4	5.3	5.2	1.9	1.9
ARPU (in €)	18	20	18	(10.0)	11.1

Total revenues in the Czech Republic decreased by EUR 138 million, or 10.4%, to EUR 1,1,91 million from EUR 1,329 million in 2008 primarily as a result of a decrease in service revenues. The development of the Czech koruna in relation to the euro had a major negative impact on our revenues in 2009 compared with 2008. Total revenues in the Czech Republic increased by EUR 158 million, or 13.5%, to EUR 1,329 million in 2008, compared to EUR 1,171 million in 2007. The increase in total revenues was mainly related to a positive currency translation effect from the development of the Czech koruna and the euro and increased service revenues, as a result of having a larger average customer base. In local currency, total revenues also increased.

Service revenues decreased by EUR 141 million in 2009, to EUR 1,142 million. The decrease in service revenues was mainly a result of a negative currency translation effect of the Czech koruna in relation to the euro. In addition, negative price effects from competition and regulation contributed to the decline in service revenues. Service revenues increased by EUR 167 million in 2008, to EUR 1,283 million. This increase was mainly a result of a larger average customer base and a higher share of contract customers in the overall average customer base.

ARPU in the Czech Republic decreased to EUR 18 in 2009, compared to EUR 20 in 2008. Negative currency translation effects as well as negative price effects were only partly offset by an increased voice usage per customer and a higher proportion of contract customers in the total average customer base. ARPU in the Czech Republic increased to EUR 20 in 2008, compared to EUR 18 in 2007. Negative effects from regulation of roaming fees imposed by the European Commission were offset by favorable foreign exchange rate effects between the Czech koruna and the euro, and increased voice usage per customer as a result of a higher proportion of contract customers in the total average customer base.

The decline in revenues from sales of terminal equipment in 2009 was mainly driven by the unfavorable foreign exchange rate effects between the Czech koruna and the euro. Revenues from sales of terminal equipment decreased by EUR 9 million, to EUR 40 million in 2008, compared to EUR 49 million in 2007, corresponding with a lower volume of handsets sold.

In December 2009, T-Mobile Czech Republic acquired the fixed line retail business from Czeske Radiokomunikace and has therefore fully consolidated this fixed line retail business as of December 1, 2009. The acquisition lead to an increase in other revenues compared with 2008.

Austria
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Service revenues	989	1,038	1,111	(4.7)	(6.6)
Sales of terminal equipment	21	22	26	(4.5)	(15.4)
Other	28	25	45	12.0	(44.4)
Total revenues	1,038	1,085	1,182	(4.3)	(8.2)

Average customers (in millions)	3.4	3.3	3.2	3.0	3.1
ARPU (in €)	24	26	29	(7.7)	(10.3)

Total revenues in Austria decreased by EUR 47 million in 2009, or 4.3%, to EUR 1,038 million from EUR 1,085 million in 2008. This decline was a result of a decline in service revenues. Total revenues in Austria decreased by EUR 97 million in 2008, or 8.2%, to EUR 1,085 million, from EUR 1,182 million in 2007. This decrease was mainly the result of lower service revenues and other revenues.

Service revenues decreased by EUR 49 million in 2009, to EUR 989 million. This decrease was mainly due to the regulatory reduction of roaming fees, further reductions of mobile termination rates and lower tariffs as a result of competitive pressure in the Austrian market. Service revenues decreased by EUR 73 million in 2008, to EUR 1,038 million. This decrease was mainly due to the regulatory reduction of roaming fees, further reductions of mobile termination rates and lower tariffs as a result of aggressive competitive pressures in the Austrian market.

ARPU in Austria decreased to EUR 24 in 2009, compared to EUR 26 in 2008. This decrease was due to regulatory reductions of roaming fees, further reductions of mobile termination rates and lower tariffs as a result of competitive pressure in the Austrian market. These effects could not be offset by increased usage by our customers or the slightly higher proportion of contract customers in the total average customer base in 2009. ARPU in Austria decreased to EUR 26 in 2008, compared to EUR 29 in 2007. This decrease was due to lower tariffs as a result of competitive pressures, which could not be offset by the higher usage or higher proportion of contract customers in the total average customer base in 2008.

Revenues from sales of terminal equipment slightly decreased in 2009 compared with 2008. Revenues from sales of terminal equipment decreased in 2008, primarily due to lower gross customers additions in 2008 compared with 2007, which were particularly influenced by the introduction in 2007 of the Fairplay (flat rate) portfolio.

Other revenues increased in 2009 primarily due to higher revenues from net activation, disconnection and alteration fees. Other revenues decreased in 2008 compared with 2007 primarily as a result of the lack of fixed-line revenues generated by fixed-line business due to the sale of the tele.ring fixed-line network in 2007.

Operating Expenses and Profit from Operations

In 2009, the cost of sales decreased compared with 2008 as a result of declines in all mobile network operators in the Europe operating segment. Almost one half of the decline in cost of sales was attributable to currency translation effects. The development of the pound sterling, the Polish zloty and the Czech koruna in relation to the euro positively influenced the cost of sales. On a local currency basis, the cost of sales declined as well, which was mainly driven by T-Mobile Netherlands and PTC, and to a lesser extent by T-Mobile Austria, T-Mobile UK and T-Mobile Czech Republic. In T-Mobile Netherlands, the main driver for the decline in cost of sales was lower depreciation as well as lower interconnection costs, which were related to lower service revenues. In Poland, the decline in interconnection costs was the main driver for the decline in cost of sales. Lower interconnection costs related to the decline in service revenues also supported the year on year cost of sales reduction in the other affiliates. Furthermore, in the UK lower personnel costs as a result of a lower year on year headcount in technology supported the decline in cost of sales in 2009 compared with 2008.

The slight decline in cost of sales in 2008 compared with 2007 was mainly attributable to favorable overall currency translation effects, which were attributable to the development of the pound sterling in relation to the euro. Unfavorable developments of the Polish zloty and the Czech koruna in relation to the euro partly offset the effect resulting from the pound sterling development. On a local currency basis, the cost of sales of the Europe operating segment slightly increased. This increase was mainly attributable to T-Mobile Netherlands, where cost of sales increased mainly due to the full-year consolidation of Orange Nederlands, including Online Netherlands, in 2008 compared to three months in 2007. The full-year consolidation of Orange Nederland contributed EUR 338 million to cost of sales in 2008. Lower cost of sales at T-Mobile Austria, T-Mobile UK and PTC partly offset the increase in cost of sales in T-Mobile Netherlands. In the United Kingdom the declining revenues were accompanied by lower revenue related costs, in particular, interconnection and roaming fees. In addition, depreciation of property, plant and equipment was lower in the United Kingdom, Austria and Poland compared with 2007.

In 2009, overall selling expenses decreased compared to 2008. This decline was mainly attributable to favorable effects resulting from the development of the pound sterling, the Polish zloty and the Czech koruna in relation to the euro. On a local currency basis, the year on year reduction in selling expenses was partially caused by T-Mobile UK due to lower commissions paid to dealers as well as lower call center and customer care costs as a result of a lower headcount. T-Mobile Czech Republic  recorded a year on year reduction in selling expenses mainly due to a decrease in the valuation allowances for accounts receivables. T-Mobile Austria achieved reductions in selling expenses mainly by reducing call center and customer care costs as well as indirect selling expenses. At T-Mobile Netherlands, the main driver for the decline was lower marketing and billing costs. In Poland, selling expenses increased year on year in local currency mainly due to a change in dealer contracts which resulted in prepay voucher commissions being recorded as cost in 2009 whereas they were shown as reductions in revenue in 2008.

In 2008, overall selling expenses remained stable compared to 2007. Lower selling expenses at T-Mobile UK were offset by higher selling expenses at T-Mobile Netherlands and PTC. In the United Kingdom, the lower selling expenses were the result of currency translation effects of the pound sterling in relation to the euro. In local currency, T-Mobile UK’s selling expenses increased slightly. The higher selling expenses at T-Mobile Netherlands were due to the full-year consolidation of Orange Nederland, compared with three months in 2007. The full-year consolidation of Orange Nederland, including Online Netherlands, contributed EUR 62 million to this increase. In addition, higher commissions for indirect sales channels contributed to the increase. At PTC, selling expenses increased as a result of higher personnel expenses due to an increase in headcount and as a result of currency translation effects resulting from the development of the Polish zloty in relation to the euro.

In 2009, general and administrative expenses decreased compared to 2008. This decline was mainly attributable to favorable currency translation effects resulting from the development of the pound sterling, the Polish zloty and to a lower extent to the Czech koruna in relation to the euro. On a local currency basis, slight increases in general and administrative expenses at T-Mobile UK were compensated by declining general and administrative expenses at PTC.

In 2008, general and administrative expenses slightly increased compared to 2007. Cost efficiencies at PTC and T-Mobile Austria were offset largely by higher costs from T-Mobile Netherlands. In The Netherlands, the increase in general and administrative expenses was due to the full-year consolidation of Orange Nederland compared with three months in 2007. The full-year consolidation of Orange Nederland, including Online Netherlands, contributed EUR 31 million to this increase.

Other operating income consists of a number of items, such as income from the disposal of non-current assets, cost reimbursements from Group Headquarters and Shared Services, external lease income and insurance compensation. Other operating income increased in 2009 compared with 2008. The increase was mainly a result of a slightly higher income from third parties at T-Mobile Austria in 2009 compared with 2008.

In 2008, other operating income decreased mainly due to lower other operating income at T-Mobile Austria as a result of lower income from the disposal of non-current assets.

In 2009, other operating expenses increased mainly due to the goodwill impairment loss of EUR 1.8 billion recognized on goodwill of the cash generating unit T-Mobile UK in the first quarter of 2009, mainly as a consequence of the significant economic slowdown, fierce competition, and regulatory decisions in the United Kingdom. Furthermore, an impairment on goodwill at T-Mobile Austria of EUR 47 million was recognized in 2009 as a result of an increased discount rate. In 2008 we recorded a goodwill impairment of EUR 128 million relating to T-Mobile Austria.

Other operating expenses decreased in 2008 compared to 2007 mainly due to the recognition of a goodwill impairment of EUR 128 million relating to T-Mobile Austria in fiscal year 2008, while 2007 included a goodwill reduction of EUR 327 million at T-Mobile Netherlands.

Capital Expenditures

Capital expenditures in the operating segment Europe decreased by EUR 0.3 billion to EUR 0.9 billion in 2009 compared to 2008. Capital expenditures decreased in Poland, the United Kingdom, Austria and in The Netherlands, which offset higher year on year capital expenditures in the Czech Republic

In 2008 capital expenditure slightly increased by EUR 4 million to EUR 1.2 billion compared to 2007 as the result of increased capital expenditures in Poland and in The Netherlands, which were almost wholly offset by lower capital expenditures in the United Kingdom, Austria and the Czech Republic.

Southern and Eastern Europe

The Southern and Eastern Europe operating segment generates revenues from mobile communication services and fixed-line network, data communications, wholesale, IP/Internet and other services, such as multimedia broadcasting. The following table presents selected financial information concerning the Southern and Eastern Europe operating segment.
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Hungary	1,682	2,006	2,047	(16.2)	(2.0)
Croatia	1,161	1,223	1,202	(5.1)	1.7
Slovakia	974	994	932	(2.0)	6.7
Greece (3)	3,899	-	-	n.a.	n.a.
Romania	1,104	-	-	n.a.	n.a.
Bulgaria	423	-	-	n.a.	n.a.
Other1	553	435	436	27.1	(0.2)
Intra-segment revenues (2)	(111)	(13)	(17)	n.a.	23.5
Total revenues	9,685	4,645	4,600	n.a.	1.0

Cost of sales	(5,488)	(2,504)	(2,611)	n.a.	4.1
Selling expenses	(1,910)	(729)	(717)	n.a.	(1.7)
General and administrative expenses	(817)	(408)	(394)	n.a.	(3.6)
Operating income	81	82	143	(1.2)	(42.7)
Other operating expenses	(514)	(171)	(11)	n.a.	n.a.
Profit from operations	1,037	915	1,010	13.3	(9.4)
Capital expenditures	(1,610)	(865)	(732)	(86.1)	(18.2)
n.a.—not applicable
(1)	Other includes Albania, the F.Y.R.O. Macedonia and Montenegro.
(2)	Intra-segment revenues includes revenues among our fixed network and mobile communication businesses in the Southern and Eastern Europe operating segment.
(3) OTE-Group consolidated from February 2009.

The revenue development in our Southern and Eastern Europe operating segment was impacted by two main effects in 2009. The first time full consolidation of OTE in February 2009 resulted in a revenue increase of EUR 5,455 million compared to 2008. That increase  was partially offset by negative exchange rate effects, particularly in Hungary, of EUR 210 million. Revenues were also adversely affected by competitive pressure and regulatory developments.

Hungary
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Fixed network revenues	762	923	976	(17.4)	(5.4)

Mobile communications
Service revenues	860	1,006	1,004	(14.5)	0.2
Sales of terminal equipment	68	77	81	(11.7)	(4.9)
Other	32	34	33	(5.9)	3.0
Total mobile communications revenues	960	1,117	1,118	(14.1)	(0.1)

Average customers (in millions)	5.3	5.1	4.6	3.9	10.9
ARPU (in €)	14	16	18	(12.5)	(11.1)

Total other revenues	98	122	123	(19.7)	(0.8)
Reconciliation (1)	(138)	(156)	(170)	11.5	8.2
Total revenues	1,682	2,006	2,047	(16.2)	(2.0)

(1)	Reconciliation includes the elimination of revenues between the fixed network, mobile communications business and other.

Fixed network

The decrease in fixed network revenues in 2009 was mainly a result of significant negative currency translation effects from the Hungarian forint to the euro. In local currency, fixed-network revenues also decreased, primarily as a result of the decline in the number of fixed-network access lines and lower prices resulting from competitive pressure. In addition, wholesale services revenues were slightly lower as a result of decreasing traffic. The decrease in revenues was partially offset by an increase in IP/Internet revenues, as a result of a larger number of broadband access lines. The launch of satellite TV services in November 2008 also partially offset the decline in revenues in 2009.

The decrease in fixed network revenues in 2008 was due to intense competition in the traditional fixed-network business and mobile substitution as well as a decline in wholesale revenues as a result of decreased wholesale traffic. The decrease in revenues was only partially offset by increases in IP/ Internet revenues resulting from increased demand for broadband products.

Mobile communications

Total mobile communications revenues in Hungary declined in 2009 compared to 2008, mainly as a result of significant negative currency translation effects from the Hungarian forint to the euro. In local currency, total revenues decreased slightly, mainly as a result of regulatory pressure such as the reduction in mobile termination and roaming rates and to a lesser extent, lower prices due to the intense competition in the market. These decreases were partly offset by higher data revenues due to increasing mobile Internet usage. Total revenues in Hungary declined slightly in 2008 compared to 2007. In 2008, the increasing usage of mobile Internet contributed positively to revenues. This effect was largely offset by lower revenues caused by interconnection and roaming regulatory impact and lower voice revenues from retail customers caused by lower per minute fees.

ARPU in Hungary decreased in 2009 compared to 2008, primarily as a result of the negative currency translation effect. This decline was partially offset by an increase in the number of contract customers, which tend to have higher ARPU than prepay customers. ARPU in Hungary decreased in 2008 compared to 2007 due to decreasing tariffs and lower mobile termination fees, which were partly offset by higher mobile internet usage per customer.

Revenues from sales of terminal equipment decreased in 2009 and 2008 due to a reduction in the number of gross customer additions and, therefore, equipment units sold compared to 2008. Gross additions declined due to the economic situation in Hungary and the high mobile penetration rate in a saturated market.  The main reason for the decrease from 2008 to 2007 was less revenue from upgrades, and also lower average price of phone sets sold to new customers.

Croatia
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Fixed network revenues	687	720	742	(4.6)	(3.0)

Mobile communications
Service revenues	504	564	541	(10.6)	4.3
Sales of terminal equipment	35	29	27	20.7	7.4
Other	32	23	13	39.1	76.9
Total mobile communications revenues	571	616	581	(7.3)	6.0

Average customers (in millions)	2.8	2.5	2.2	12.0	13.6
ARPU (in €)	15	19	20	(21.1)	(5.0)

Reconciliation (1)	(97)	(113)	(121)	14.2	6.6
Total revenues	1,161	1,223	1,202	(5.1)	1.7

(1)	Reconciliation includes the elimination of revenues between the fixed network and mobile communications business.

Fixed network

Fixed network revenue in 2009 decreased as a result of further competition in traditional fixed-network business, including fixed-to-mobile substitution, and a slightly negative exchange rate effect. Revenues from wholesale services also decreased due to lower volumes. The decline in revenues was partially offset by an increase in IP/Internet revenues, resulting from a higher number of broadband and IPTV customers.

In 2008, fixed network revenue decreased as a result of intense competition in traditional fixed-network communication and fixed-to-mobile substitution. This decline in revenue was partially offset by positive exchange rate effects as well as higher IP/ Internet revenues due to increased demand for broadband products.

Mobile communications

Total revenues in Croatia decreased in 2009 primarily due to a decline in lower service revenues, partially offset by higher revenues from the sale of terminal equipment and other revenues. Total revenues in Croatia increased in 2008 mainly due to an increase in service revenues and, to a lesser extent, to an increase in revenues from sales of terminal equipment and other revenues. In 2008, the development of the Croatian kuna and the euro resulted in a positive currency translation effect.

Service revenues decreased in 2009. This decrease was caused by lower usage and the effect of the newly introduced tax on mobile revenue, which was not passed on to the customers. These impacts were partially offset by a positive currency translation effect. Service revenues increased in 2008 primarily due to the larger average customer base.

Other revenues increased in 2009 and 2008 mainly due to revenues generated via national roaming agreement with Tele2.

ARPU in Croatia decreased to EUR 15 in 2009, compared to EUR 19 in 2008, mainly due to a decrease in usage. ARPU in Croatia decreased to EUR 19 in 2008, compared to EUR 20 in 2007, mainly due to a decrease in contract ARPU as a result of lower tariffs and competitive pressures.

Slovakia
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Fixed network revenues	449	460	459	(2.4)	0.2

Mobile communications
Service revenues	517	537	476	(3.7)	12.8
Sales of terminal equipment	11	9	11	22.2	(18.2)
Other	28	25	23	12.0	8.7
Total mobile communications revenues	556	571	510	(2.6)	12.0
Average customers (in millions)	2.3	2.3	2.3	0.0	0.0
ARPU (in €)	19	19	17	0.0	11.8

Reconciliation(1)	(31)	(37)	(37)	16.2	0.0
Total revenues	974	994	932	(2.0)	6.7

(1)	Reconciliation includes the elimination of revenues between the fixed network and mobile communications business.

Fixed network

The decrease in fixed network revenues in 2009 was primarily a result of increased competition in the traditional fixed-network business. This decrease was partially offset by an increase in IP/Internet revenues, mainly resulting from an increase in customers using online- and IPTV-services and an increase in wholesale revenues due to an increase in the carrier service transit business ..

The decrease in fixed network revenues in 2008 was due to intense competition in the traditional fixed-network business and fixed-to-mobile substitution. This decrease in revenues was partially offset by positive exchange rate effects as well as by an increase in IP/ Internet revenues resulting from increased demand for broadband products and, to a lesser extent, an increase in wholesale revenues due to increased wholesale traffic.

Mobile communications

Total mobile communications revenues in Slovakia decreased in 2009 primarily as a result of a decline in service revenues, which was partially offset by increases revenues from the sale of terminal equipment and other revenues. Total revenues in Slovakia increased in 2008 due in part to a positive currency translation effect. In local currency, revenues also increased, mainly related to an increase in service revenues. Service revenues decreased in 2009 primarily as a result of the significant decline in termination rates. Service revenues increased in 2008 due in part to a positive currency translation effect. In local currency, service revenues also increased mainly as a result of a higher proportion of contract customers in the overall average customer base, which tend to have a higher usage and generate higher service revenues than prepay customers.

ARPU remained stable in 2009 compared to 2008. A significant decline in termination rates was offset by a higher percentage of contract customers in the total customer base. ARPU increased in 2008 due to a higher share of contract customers, as well as a positive currency translation effect.

Greece
	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Fixed network revenues	2,311	-	-	-	-
		-	-	-	-
Mobile communications
Service revenues	1,535	-	-	-	-
Sales of terminal equipment	273	-	-	-	-
Other	38	-	-	-	-

Total mobile communications revenues	1,846	-	-	-	-

Average customers (in millions)	8.9	-	-	-	-
ARPU (in €)	16	-	-	-	-

Other Revenues	72	-	-	-	-
Reconciliation(1)	(330)	-	-	-	-
Total revenues(2)	3,899	-	-	-	-

(1)	Reconciliation includes the elimination of revenues between the fixed network , mobile communications business and other.
(2)	OTE-Group consolidated from February 2009.

Our revenues in Greece increased in 2009 due to the full consolidation of OTE beginning in February 2009. From May 2008 until February 2009 we accounted for our investment in OTE using the equity method.

In 2009, fixed-network revenues in Greece were affected by growth in the number of broadband lines and ULLs, the introduction of IPTV and increasing competition.  In 2009, mobile service revenues in Greece were affected by intense competition, mainly among prepaid customers, following aggressive competitive moves early in the year. Furthermore, Greek mobile revenues were heavily impacted by the decline in termination rates.

Operating Expenses and Profit from Operations

In 2009, all of the operating expenses for our Southern and Eastern Europe segment were primarily influenced by the full consolidation of OTE beginning in February 2009. In addition, cost of sales as well as the other categories were significantly influenced by the currency translation effect of the Hungarian forint, and to a lesser extent, the Croatian kuna, which lowered our costs on an euro-basis. Head count reduction in fixed-network businesses and additional cost cutting programs, such as lower marketing expenses and lower consultancy costs, further reduced operating costs.

The other operating expenses include the recognition of goodwill impairments in Greece, Romania, the F.Y.R.O. Macedonia and Slovakia in the total amount of EUR 481 million. The impairment losses were largely due to the country-specific risk in connection with the current financial and national crisis in Greece. Other impairment losses were primarily recognized as a result of the negative developments in connection with the financial market crisis.

Profit from operations increased in 2009 due to the first time full consolidation of OTE. That increase was offset in part by the goodwill impairment charges recognized in 2009.

Cost of sales declined in 2008 primarily due to declines in Hungary, which were offset by increases in Slovakia. The other significant change in operating expenses was the recognition of impairments totaling EUR 161 million in Hungary and the F.Y.R.O. Macedonia. Profit from operations declined in 2008 as a result of the effects described above.

Capital Expenditures

In 2009, capital expenditures increased compared with 2008 mainly due to the full consolidation of OTE. This increase was offset by a negative currency translation effect, in particular in Hungary.  Slightly higher capital expenditures in Croatia and Montenegro were related to broadband expansion.  In 2008, capital expenditures increased compared to 2007 mainly as a result of currency translation effects in Croatia and Slovakia and by higher investments in broadband networks.

Systems Solutions

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Net revenues	6,083	6,368	6,911	(4.5)	(7.9)
Intersegment revenues	2,715	2,975	3,660	(8.7)	(18.7)
Total revenues	8,798	9,343	10,571	(5.8)	(11.6)

Cost of sales	(7,167)	(8,005)	(9,166)	10.5	12.7
Selling expenses	(1,036)	(1,085)	(1,039)	4.5	(4.4)
General and administrative expenses	(728)	(812)	(712)	10.3	(14.0)
Other operating income	153	739	164	(79.3)	n.a.
Other operating expenses	(31)	(99)	(47)	68.7	n.a.
Profit (loss) from operations	(11)	81	(229)	n.a.	n.a.
Capital expenditures	(681)	(823)	(903)	17.3	8.9

n.a.—not applicable

Net Revenues

Systems Solutions’ net revenues (total revenues excluding intersegment revenues) in 2009 amounted to EUR 6,083 million, a decrease of 4.5% compared to 2008. This decrease was mainly attributable to lower net revenues in Systems Integration, the Telecommunication unit and Computing & Desktop Services, primarily caused by decreases in prices and volumes. This decrease was offset in part by an increase in net revenues at the Computing & Desktop Services unit, (CDS). This increase at CDS was a result of new contracts won during 2009, which offset falling prices in the IT business. Due to this additional business, CDS was able to grow in the international area, partially offsetting the decline in CDS’ business in Germany.

In 2008, Systems Solutions’ net revenues amounted to EUR 6,368 million, a decrease of 7.8% compared to 2007. This decrease was mainly attributable to changes in the composition of the Group, especially the sale of Media&Broadcast, and to lower net revenues in Systems Integration and Telecommunication unit, primarily caused by decreases in prices and volumes. This decrease was offset in part by an increase in net revenues at CDS. This increase was a result of additional contracts won during 2008, which offset falling prices in the IT business.

Total Revenues

Systems Solutions’ total revenues include both net revenues from external customers and revenues from the Group’s other operating segments and affiliates. In addition to providing data processing, other information technology services, such as the provision of computer center services, desktop services and application services to third parties, T-Systems is the primary provider of such services to the Deutsche Telekom Group.

The decrease in total revenues in 2009 compared to 2008 was due to lower external and intersegment revenues, particularly at CDS and the Telecommunication unit, primarily as a result of intense competition. The decrease in intersegment revenues is mainly attributable to the group wide efficiency measures and personnel reduction program.

The decrease in total revenues in 2008 compared to 2007 was primarily a result of the changes in the composition of the group, primarily the divestiture of Media&Broadcast and transfer of ActiveBilling to the Germany operating segment and, to a lesser extent, from the decline in total revenues from telecommunications services as a result of pricing pressure and lower volumes. In addition, revenues from CDS declined due to lower intersegment revenues, which primarily resulted from deconsolidation effects.

Intersegment revenues amounted to EUR 2,715 million in 2009 compared to EUR 2,975 million in 2008, representing an 8.7% decrease. Intersegment revenues decreased primarily at CDS and the Telecommunications unit in 2009, primarily as a result of reduced prices and volumes, offset in part by an increase in intersegment revenues at Systems Integration. Intersegment revenues amounted to EUR 2,975 million in 2008 compared to EUR 3,667 million in 2007, representing an 18.9% decrease. This decrease was primarily a result of the transfer of ActiveBilling to the Germany operating segment. Intersegment revenues decreased primarily at CDS and the Telecommunications unit in 2008, partially offset by an increase at Systems Integration.

In 2009, 30.9% of total revenues were attributable to intersegment revenues, compared to 31.8% in 2008 and 34.7% in 2007.

In 2009, domestic operations contributed 69.9% of Systems Solutions’ total revenues, compared to 71.0% in 2008 and 76.1% in 2007. Domestic total revenues amounted to EUR 6,153 million in 2009, a decrease of EUR 481 million, or 7.3%, as compared with EUR 6,634 million in 2008. This decrease was a result of the intense competition in Germany, particularly in the Telecommunication and CDS business, and to a lesser extent, in the Systems Integration business. International revenues amounted to EUR 2,645 million in 2009, a decrease of EUR 64 million, or 2.4%, as compared with EUR 2,709 million in 2008. This decrease was primarily attributable to lower revenues in the Telecommunication unit and to a lesser extent in the Systems Integrations unit. This decrease was offset in part by an increase in the CDS unit, mainly caused by the impact of several international contracts.

Domestic total revenues amounted to EUR 6,634 million in 2008, a decrease of EUR 1,411 million, or 17.5%, compared with EUR 8,045 million in 2007. This decrease was a result of the intense competition in Germany, which affected the CDS business, and to a lesser extent, the Telecommunications business. International revenues amounted to EUR 2,709 million in 2008, an increase of EUR 183 million, or 7.2%, as compared with EUR 2,526 million in 2007. This increase was primarily the result of the internationalization strategy of T-Systems.

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Computing & Desktop Services	3,835	3,877	4,331	(1.1)	(10.5)
Systems Integration	1,595	1,741	1,750	(8.4)	(0.5)
Telecommunications	3,368	3,725	4,490	(9.6)	(17.0)
Total revenues	8,798	9,343	10,571	(5.8)	(11.6)

Computing & Desktop Services

Computing & Desktop Services revenues are comprised of revenues from:

•	Desktop Services & Solutions, which delivers, operates and maintains desktop systems for customers; and

•
Computing Services & Solutions, which operates customers’ data centers and manages customer servers, systems, databases and applications. The Deutsche Telekom Group was CDS’ largest customer in 2009, 2008, and 2007.

    In 2009, 35.7% of CDS’ total revenues were intersegment revenues, compared with 38.3% in 2008 and 46.4% in 2007. CDS’ total revenues decreased in 2009, due to lower revenues from PC workstation-related services within the Deutsche Telekom Group, primarily as a result of a decrease in prices from cost cutting measures and a decrease in volumes resulting from a decrease in personnel at Deutsche Telekom in Germany.

CDS’ total revenues decreased in 2008, due to changes in the composition of the group and lower revenues from PC workstation-related services within the Deutsche Telekom Group, primarily as a result of a decrease in prices resulting from cost cutting measures and a decrease in volumes resulting from a decrease in personnel at Deutsche Telekom in Germany.

Systems Integration

Systems Integration receives revenues from providing advice and assistance for an enterprise’s entire “plan-build-run” lifecycle. Revenues from Detecon are also reported under Systems Integration. In 2009, 39.1% of Systems Integration’s total revenues were intersegment revenues, compared with 35.6% in 2008 and 32.9% in 2007.

The decrease in Systems Integration total revenues in 2009 compared to 2008 was primarily the result of lower external revenues, offset in part due to higher revenue from Deutsche Telekom Group companies. The decrease in external revenues was mainly attributable to decreasing prices and lower demand. Additional business with new customers was not sufficient to compensate for the price-driven decrease in revenue with existing customers.

The decrease in Systems Integration total revenues in 2008 compared to 2007 was primarily the result of lower external revenues, offset in part due to higher revenues from Deutsche Telekom Group companies. In 2008, net revenues were 64.4% of Systems Integration’s total revenues, compared to 67.1% in 2007. Initial successes from the cooperation with Cognizant were not sufficient to compensate for the price-driven decrease in revenue at Systems Integration.

Telecommunications

Telecommunications revenues consist of sales of telecommunications products and services to T-Systems’ customers. In 2009, 21.4% of the Telecommunications unit’s total revenues were intersegment revenues, compared with 23.4% in 2008 and 24.1% in 2007.

The decrease in Telecommunications Services’ total revenues in 2009 compared to 2008 was primarily the result of extreme pricing pressure in the overall voice and data business. The decrease in Telecommunications Services’ total revenues in 2008 compared to 2007 was primarily the result of the sale of Media&Broadcast in January 2008 and a decrease in prices and volumes.

Operating Expenses and Profit from Operations

The decrease in cost of sales in 2009 compared to 2008 was due to lower revenue-related costs as a result of lower revenues in 2009. In addition, the consolidation of certain delivery platforms within T-Systems’ network infrastructure led to the decrease in cost of sales. The decrease in cost of sales in 2008 compared to 2007 was due to lower revenue related costs as a result of lower revenues in 2008. In addition, cost of revenue declined in 2008 due to changes in the composition of the Group and, to a lesser extent, lower equipment and service costs.

The decrease in selling expenses in 2009 compared to 2008 was primarily due to lower marketing and billing costs. The increase in selling expenses in 2008 compared to 2007 was primarily the result of higher marketing expenses and the ongoing implementation of the sales and internationalization strategy, partially offset by decreased personnel costs related to the personnel reduction initiative.

The decrease in general and administrative expenses in 2009 compared to 2008 was primarily the result of several efficiency measures combined with lower personnel expenses, mainly driven by lower headcount in Germany. The increase in general and administrative expenses in 2008 compared to 2007 was primarily the result of increased consulting costs, partially offset by decreased personnel costs related to the personnel reduction initiative and other efficiency programs.

The development of other operating income in 2009 and 2008 was primarily a result of the sale of Media&Broadcast in 2008.

Other operating expenses decreased in 2009 primarily as a result of lowering restructuring costs. Other operating expenses increased in 2008 primarily as a result of higher losses on disposals of assets and an increase in miscellaneous other operating expenses. This increase was partially offset by lower restructuring costs.

Capital Expenditures

Capital expenditures at Systems Solutions decreased in 2009 compared with 2008, primarily as a result of lower investments in our CDS business. In 2008, capital expenditures decreased compared with 2007, primarily as a result of lower investments due to the sale of Media&Broadcast. This however was offset by a higher investment in our CDS business.

Group Headquarters and Shared Services

The following table presents selected financial information concerning our Group Headquarters and Shared Services operating segment:

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Net revenues	253	307	288	(17.6)	6.6
Intersegment revenues	2,157	2,474	2,855	(12.8)	(13.3)
Total revenues	2,410	2,781	3,143	(13.3)	(11.5)
Loss from operations	(1,249)	(1,266)	(2,243)	1.3	43.6

Net Revenues

In 2009, net revenues from Group Headquarters and Shared Services amounted to EUR 253 million, a decrease of EUR 54 million, compared to 2008. Most of the net revenues in 2009 were derived from fleet services and real estate services. The decrease in 2009 was mainly attributable to lower net revenues from real estate services as a result of the deconsolidation of DeTeImmobilien effective September 30, 2008.

In 2008, net revenues from Group Headquarters and Shared Services amounted to EUR 307 million, an increase of EUR 19 million, compared to 2007. Most of the net revenues in 2008 were derived from real estate services and, to a lesser extent, from fleet services. The slight increase in 2008 was mainly attributable to higher net revenues from fleet services, and offset, in part, by lower net revenues at Vivento.

Total Revenues

In 2009, total revenues amounted to EUR 2,410 million, which were principally derived from our real estate operations (EUR 1.7 billion), fleet services (EUR 0.4 billion) and our functions in the areas of technology, IT and mobile communications that are assigned to our Chief Operating Officer (EUR 0.2 billion). Total revenues in 2009 decreased by EUR 371 million compared to 2008. The decrease was primarily attributable to the deconsolidation of DeTeImmobilien effective September 30, 2008 and the more efficient use of rented floor space by our operating segments. In addition, lower revenues from our Group-wide technology operations and Vivento due to lower prices and quantities sold and lower proceeds from vehicle sales contributed to the decrease in total revenues. However, these revenue decreases were partially offset by growth in revenues from accounting services provided to the operating segments by Deutsche Telekom Accounting GmbH, which was established as of April 1, 2008.

In 2008, total revenues amounted to EUR 2,781 million, which were principally derived from our real estate operations (EUR 2.0 billion), fleet services (EUR 0.4 billion) and our functions in the areas of technology, IT and mobile communications that are assigned to our Chief Operating Officer (EUR 0.3 billion). Total revenues in 2008 decreased by EUR 362 million, compared to 2007. The decrease was primarily attributable to lower revenues at Vivento due to the sale of Vivento Technical Services operations in 2007, the disposal of call center locations of Vivento Customer Services, and price reductions in the call center unit. Total revenues from real estate activities declined primarily as a result of the sale of DeTe Immobilien and a lower volume of facility management activities billed to the operating segments. However, these revenue decreases were partially offset by revenue growth at fleet services due to higher proceeds from vehicle sales within the regular replacement process. Deutsche Telekom Accounting GmbH, which was established in 2008, generated revenue from charging our operating segments for accounting services.

Loss From Operations

Loss from operations amounted to EUR 1,249 million in 2009, a decrease of EUR 17 million compared to 2008. In 2008, expenses related to the disposal of DeTeImmobilien and call centers negatively affected loss from operations. In addition, loss from operations benefited from the reversal of provisions, mainly related to the Civil Service Health Insurance Fund. The decrease in loss from operations resulting from these effects was partially offset by higher expenses for staff-related measures, primarily for early retirement arrangements for civil servants. Additionally, the more efficient use of rented floor space by the operating segments, especially for technical facilities, and the increase in depreciation and amortization, which mainly related to our real estate property, had a negative impact. Further factors partially offsetting the decline in the loss from operations included higher maintenance costs, decreased revenues at our Group-wide technology operations and Vivento and the positive contribution of DeTeImmobilien in 2008, which was deconsolidated effective September 30, 2008.

Loss from operations amounted to EUR 1,266 million in 2008, a decrease of EUR 977 million compared to 2007. The decrease in loss from operations was mainly attributable to lower expenses for staff-related measures, primarily for early retirement arrangements for civil servants. In 2007, loss from operations was also negatively affected by expenses related to the sale of Vivento Technical Services operations. The disposal of call center locations and the improvement in loss from operations following the sale of Vivento Technical Services operations and the disposal of call center locations were among the factors positively influencing loss from operations. Additional positive impacts resulted from lower depreciation and amortization, which mainly related to our real estate property, and earnings due to the reclassification of real estate from assets held for sale to non-current assets. Furthermore, a decrease in provisions compared with 2007 and the reduced number of Vivento staff leading to a reduction in personnel costs contributed to the improvement in loss from operations. These positive developments were partially offset by expenses related to the disposal of DeTeImmobilien and lower earnings from property sales. Revenue decreases resulting from price reductions in the call center unit were another factor negatively impacting loss from operations.

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

Net Cash from Operating Activities

Net cash from operating activities amounted to EUR 15.8 billion in 2009, an increase of EUR 0.4 billion over the prior year. Cash generated from operations improved by EUR 0.6 billion, which was partially offset by an increase of EUR 0.2 billion in net interest paid. The increase in cash generated from operations is the result of several factors, some of which offset each other.Profit from operations decreased by EUR 1.0 billion compared with 2008. In 2009, depreciation, amoritization and impairment losses increased by EUR 2.9 billion compared to 2008. The effects of the disposal of fully consolidated subsidiaries increased by EUR 0.4 billion. The change in assets carried as working capital increased by EUR 1.7 billion, mainly as a result of inflows of EUR 0.8 billion from the sale of receivables (factoring) and as a result of the decrease of EUR 0.5 billion in trade receivables (excluding receivables from construction contracts) which is due to improved receivables management. By contrast, the changes in provisions and other liabilities carried as working capital decreased by EUR 3.1 billion year-on-year, mainly due to lower additions to provisions for restructuring measures in combination with higher cash outflows for restructuring measures, increased utilization of provisions for personnel costs and provisions for litigation risks, as well as a reduction in trade payables. In addition, income tax payments increased by EUR 0.4 billion year-on-year, in particular as a result of the first-time full inclusion of OTE from February 2009. The increase in net interest paid is also largely attributable to this effect.

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

Net Cash Used in Investing Activities

Net cash used in investing activities totaled EUR 8.6 billion in 2009 as compared with EUR 11.4 billion in 2008. This development was mainly due to the addition of OTE’s cash and cash equivalents amounting to EUR 1.6 billion as part of the first-time full inclusion of OTE, whereas the prior year saw outflows for the acquisition of shares in OTE amounting to EUR 3.1 billion. A EUR 0.5 billion increase in cash outflows for intangible assets and property, plant and equipment and EUR 0.3 billion increase in cash outflows for the deposit of cash collateral in 2009 for the acquisition of Strato AG had an offsetting effect. In particular, the outflows for the cash collateral in 2009 contrast cash inflows of EUR 0.6 billion in 2008, primarily from short-term cash deposits.

The net cash outflows for investments in fully consolidated companies and business units increased by EUR 0.6 billion. Whereas cash outflows amounting to EUR 1.0 billion for the acquisition of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast were recorded in 2008, the 2009 financial year saw cash outflows of EUR 1.0 billion in particular for the acquisition of additional shares in OTE in connection with put option I, and the acquisition of Zapp in Romania, and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

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

Net Cash Used in Financing Activities
Net cash used in financing activities amounted to EUR 5.1 billion in 2009, compared with EUR 3.1 billion in 2008.

This change was mostly attributable to EUR 1.1 billion lower year-on-year proceeds from the issuance of non-current financial liabilities and EUR 0.6 billion higher net repayments of current financial liabilities. In addition, dividend payments increased by EUR 0.3 billion compared with 2008, in particular as a result of the first-time full inclusion of OTE in February 2009 and higher dividend payments at Slovak Telekom. The considerable decrease in the net issuance and repayment of current financial liabilities year-on-year is primarily attributable to the issuance of commercial paper in 2009 to finance short-term liquidity needs. This contrasts with the drawdown of several short-term credit lines in 2008.

The issuance of financial liabilities in the 2009 financial year consisted in particular of the issue of a tranche of Eurobonds for EUR 2.0 billion, medium-term notes for EUR 2.0 billion, a U.S. dollar bond for EUR 1.1 billion, and promissory notes for EUR 0.2 billion. Medium-term notes in an amount of EUR 3.7 billion, a U.S. dollar bond issue of EUR 0.7 billion, commercial paper in a net amount of EUR 0.6 billion, a medium-term notes of OTE in an amount of EUR 0.6 billion and promissory notes and other loans for EUR 0.4 billion were repaid during the same period.

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

Capital Resources

The following table summarizes our total financial liabilities as of December 31, 2009, and December 31, 2008:
	As of December 31,2009	As of December 31,2008	Change	% Change
	(millions of €, except where indicated)
Bonds	38,508	34,302	4,206	12.3
Liabilities to banks	4,718	4,222	496	11.7
Promissory notes	1,057	887	170	19.2
Liabilities from derivatives	979	1,088	(109)	(10.0)
Lease liabilities	1,909	2,009	(100)	(5.0)
Other financial liabilities	4,020	4,086	(66)	(1.6)
Total	51,191	46,594	4,597	9.9

Total financial liabilities increased as of December 31, 2009, as compared with December 31, 2008, primarily as a result of the full consolidation of OTE and the issuance of bonds equivalent to EUR 3.1 billion (EUR 2.0 billion, USD 1.5 billion) and medium term notes equivalent to EUR 2.0 billion (EUR 1.0 billion, CHF 0.4 billion and GBP 0.7 billion). This was partially offset by redemptions of EUR 5.3 billion.

The material terms of the liabilities issued in 2009 are as follows:
	Nominal	Contractual and expected maturity	Interest Rate
	(in billions of €)
Fixed Rate Bonds	2.0	January 20, 2017	6.00%
Fixed Rate Bonds	0.52	July 8, 2014	4.88%
Fixed Rate Bonds	0.52	July 8, 2019	6.00%
Medium-Term Notes	0.79	April 8, 2022	6,50%
Medium-Term Notes	0.27	April 22, 2014	3.75%
Medium-Term Notes	0.10	May 19, 2017	5.13%
Medium-Term Notes	0.50	June 2, 2014	4.38%
Medium-Term Notes	0.35	July 27. 2021	5.38%
Medium-Term Notes	0.05	November 20, 2018	4.38%

Cash and cash equivalents at December 31, 2009 increased by EUR 1,996 million, or 66.0%, to EUR 5,022 million, compared to EUR 3,026 million at December 31, 2008. For further information concerning the development of our liquid assets and debt, see notes (1) and (9) to the Consolidated Financial Statements.

At December 31, 2009, the Federal Republic was the guarantor of EUR 1.9 billion of our liabilities, which were outstanding on January 1, 1995. For further details, see “Item 7. Major Shareholders and Related Party Transactions.”

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium-term notes and commercial paper issued in various jurisdictions and in various currencies, and committed credit facilities. We believe that our existing liquid assets, cash flows from operations, available credit lines and ability to access the capital markets will be sufficient to meet our anticipated liquidity requirements during 2010.

For a discussion of funding and treasury policies, see note (36) to the Consolidated Financial Statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Credit Ratings

Our long-term corporate credit rating with Fitch Ratings was changed to BBB+ on April 23, 2009. Our long-term corporate credit ratings with Standard & Poor’s Ratings Services and Moody’s Investors Service are unchanged at BBB+ and Baa1 respectively. The outlook for all ratings is stable.

Definitions of the rating agencies are as follows:

Fitch: Fitch Ratings has eight generic long-term ratings, ranging from AAA to C. The BBB rating is the fourth highest of the generic ratings. According to Fitch Ratings, Ratings Delivery Service Overview, “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The suffixes “+” or “–” may be appended to a rating to denote relative status within the major rating categories. Such suffixes are not added to the “AAA” long-term rating category or to categories below “B.”

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

Step-up Provisions

An improvement of our long-term senior unsecured debt ratings to A3 by Moody’s and A- by Standard & Poor’s would result in a 50 basis point decrease in interest rates due to relevant step-up provisions on bonds with an aggregate principal amount of approximately EUR 6.3 billion at December 31, 2009.

A lowering of our long-term senior unsecured debt ratings below Baa1 by Moody’s and BBB+ by Standard & Poor’s would result in a 50 basis point increase in interest rates due to relevant step-up provisions on bonds and medium-term notes with an aggregate principal amount of approximately EUR 4.2 billion at December 31, 2009.

Lines of Credit

Deutsche Telekom’s liquidity reserve consists of credit lines and cash, if necessary. On December 31, 2009, we had standardized bilateral lines of credit with 24 banks, totaling EUR 14.4 billion. As of December 31, 2009, there were no borrowings outstanding under these agreements.

According to the loan agreements the terms and conditions depend on our credit rating. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by mutual agreement for a further 12 months to renew the maturity of 36 months. The financial market crisis affected the extension of bilateral credit lines. In particular, certain institutions that have been split up, taken over by other banks or lack sufficient equity have not extended their credit lines in 2008 and until February 2009. In 2009 bilateral credit facilities with four merged banks were cancelled. Those merged banks are still engaged with one bilateral line. As a result of these cancellations, the number of credit lines available to us decreased from 28 to 24 year on year, of which 19 lines have been extended at the time of the last extension request. In accordance with their terms, each of the these 19 credit lines is available to us for two years, from the date of notification that the relevant credit line will not be further extended.

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

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Capital expenditures	9,202	8,707	8,015	5.7	8.6
Investments in subsidiaries and non-financial assets	1,183	4,291	1,811	(72.4)	n.a.
Proceeds from sales of non-current assets and investments	(591)	(1,252)	(1,782)	52.8	29.7
Net change in cash and cash equivalents due to the first-time full consolidation of OTE	1,558	-	-	n.a.	-
Other	(413)	(362)	10	(14.1)	n.a.
Net cash used in investing activities	8,649	11,384	8,054	(24.0)	41.3

n.a.—not applicable

Capital Expenditures

The following table provides information about our capital expenditures by operating segment for the periods presented.

	For the years ended December 31,
	2009	2008	2007	2009/2008	2008/2007
	(millions of €)			(% change)
Germany	3,158	3,038	3,014	3.9	0.8
United States	2,666	2,540	1,958	5.0	29.7
Europe	879	1,152	1,148	(23.7)	0.3
Southern and Eastern Europe	1,610	865	732	86.1	18.2
Systems Solutions	681	823	903	(17.3)	(8.9)
Group Headquarters and Shared Services	449	426	340	5.4	25.3
Reconciliation	(241)	(137)	(80)	(75.9)	(71.3)
Total capital expenditures(1)	9,202	8,707	8,015	5.7	8.6

(1)	Capital expenditures determined on a cash flow basis.

The increase in total capital expenditures in 2009, compared to 2008, mainly relates to the first-time consolidation of OTE. In addition, capital expenditure of the Germany operating segment increased by EUR 120 million, mainly as a result of investment in the IP transport platform, broadband roll-out and IT systems.

The increase in total capital expenditures in 2008, compared to 2007, mainly relates to the purchase of networks 2G and 3G in the United States, as well as investments in operating software and next generation network infrastructure technologies.

Investments

Investments in subsidiaries and non-current financial assets amounted to EUR 1.2 billion in 2009, a decrease of EUR 3.1 billion, compared with 2008. This significant decrease was mainly attributable to the acquisition of OTE-shares in 2008.

Investments in subsidiaries and non-current financial assets amounted to EUR 4.3 billion in 2008, an increase of EUR 2.5 billion, compared with 2007. This significant increase was mainly attributable to the acquisition of OTE-shares and SunCom Wireless.

Contractual Obligations and Other Commitments

Our contractual obligations and other commitments relate to other financial obligations, operating leases, payments to a special pension fund and purchase commitments, as more fully described below.

Contractual Cash Obligations

The following table summarizes our financial liabilities, as well as our obligations and commitments to make future payments under contracts, as of December 31, 2009:

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Interest-bearing liabilities(1)	46,639	5,608	11,826	9,794	19,411
of which: bonds	38,508	4,406	10,339	7,665	16,098
of which: liabilities to banks	4,718	974	1,123	1,641	980
of which: lease liabilities	1,909	131	210	236	1,332
Other financial liabilities	4,552	3,783	307	241	221

Total financial liabilities	51,191	9,391	12,133	10,035	19,632

Obligations arising from non-cancelable operating leases (including rental agreements and leases)	24,549	2,553	4,196	3,325	14,475
Present value of payments to special pension fund	6,555	700	1,127	945	3,783
Purchase commitments and similar obligations	5,804	4,150	1,425	146	83
Purchase commitments for interests in other companies	224	219	2	-	3
Miscellaneous other obligations	2,551	359	619	550	1,023

Total financial obligations	39,683	7,981	7,369	4,966	19,367

Total contractual obligations	90,874	17,372	19,502	15,001	38,999

(1)
Future interest payments relating to bonds and liabilities to banks are as follows: less than 1 year: EUR 2,349 million, 1-3 years: EUR 3,715 million, 3-5 years: EUR 2,610 million, more than 5 years: EUR 7,390 million. Capital lease obligations are shown at present value and exclude interest payments as follows: less than 1 year: EUR 110 million, 1-3 years: EUR 202 million, 3-5 years: EUR 154 million, more than 5 years: EUR 502 million.

For more information regarding our long-term debt, see “—Capital Resources” and note (9) to the Consolidated Financial Statements. For more information regarding our lease obligations, see note (33) to the consolidated financial statements.

In 2008, we granted the HR two put options for an additional 5% (first put option) and 10% (second put option) of the shares in OTE. The HR was able to exercise the first put option at a total price of EUR 0.7 billion for a period of twelve months beginning in November 2008. HR exercised the first put option on July 31, 2009.

Beginning in November 2009, the HR is able to exercise the second put option at market price plus a premium initially of 20% for a period of twelve months, after which it can be exercised at market price plus a premium of 15% until December 31, 2011. The second put option is for 10% of the outstanding shares in OTE. Should we be taken over by another company that is not a telecommunications company based in the European Union or the United States of a similar size and stature to our company, the HR has the right to purchase from us all the shares we own in the OTE.  For this purpose, we shall be deemed to have been taken over if one or several entities, with the exception of the Federal Republic, directly or indirectly acquires 35 % of the voting rights in our company.

Contingencies
      The following table summarizes our contingent liabilities relating to lawsuits and other proceedings and other contingent liabilities, as of December 31, 2009:
	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(millions of €)
Contingent liabilities relating to lawsuits and other proceedings	682	253	429	-	-
Other contingent liabilities	42	18	1	1	22

Total	724	271	430	1	22

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

Our investments in the Toll Collect project include our equity interests therein, which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees. We and Daimler Services have agreed to indemnify Cofiroute against certain financial obligations in excess of EUR 70 million.  In addition, Daimler Services and Cofiroute have a call option in the event that our company's ownership structure changes such that over 50% of our share capital or voting rights are held by a new shareholder and this change was not approved by Daimler Services and Cofiroute.

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

Year-end bonus for civil servants

In November 2004, the Federal Republic adopted a law abolishing the requirement for Deutsche Telekom, and other private corporations, to make certain special payments to civil servants. This law was subsequently challenged in various courts and in December 2008 the Federal Administrative Court (Bundesverwaltungsgericht) decided to refer the case to the Federal Constitutional Court (Bundesverfassungsgericht) for a judicial review. However, it is uncertain when the Federal Constitutional Court will announce its ruling. If the law is found unconstitutional, it is possible that all civil servants affected by this law would be entitled to retroactive payments, the cost of which could be up to EUR 211.6 million. However, we believe that the ultimate resolution of this matter will validate the law as adopted by the Federal Republic.

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

RECENTLY ISSUED IASB PRONOUNCEMENTS

In March 2007, the IASB issued an amendment to IAS 23 “Borrowing Costs.” The amendment to the standard mainly relates to the elimination of the option of immediately recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. An entity is therefore required to capitalize borrowing costs as part of the cost of the qualifying assets.  A qualifying asset in this context is an asset that takes a substantial period of time to get ready for its intended use or sale. The revised standard does not allow the capitalization of borrowing costs relating to assets measured at fair value, and inventories that are manufactured or produced in large quantities on a repetitive basis, even if they take a substantial period of time to get ready for use or sale. The standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Previously, we recognized these costs directly as an expense. In accordance with our accounting policy, construction projects and other assets that take at least twelve months to get ready for its intended use or sale, are deemed qualifying assets. For further information, see note 21 to the Consolidated Financial Statements.

In June 2007, the IFRIC issued IFRIC 13 “Customer Loyalty Programs.” The Interpretation addresses the accounting of customer loyalty programs that grant customers points (credits) that allow them to acquire free or discounted goods or services from the seller or a third-party. The question to be clarified was whether the award credits are a liability in the context of a completed sale or an advance payment for a future sales transaction. The interpretation now issued requires the proceeds of the sale to be divided into two components. One component is attributable to the transaction which resulted in the credit awards. The other component is allocable to the future sales transaction resulting from the credit awards to be redeemed. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the award credits is deferred as an advance payment until the customer redeems the credit awards, or the obligation in respect of the awards credit is fulfilled. The interpretation is to be applied for financial years beginning on or after July 1, 2008. Since the guidance under IFRIC 13 deviates from our previous accounting policy, the accounting method has been adjusted. The adoption of IFRIC 13 has not had a material impact on the presentation of our results of operations, financial position or cash flows.

In July 2007, the IFRIC issued IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” The interpretation addresses the measurement of an asset resulting from the fair value of the plan assets exceeding the present value of the defined benefit obligation. The interpretation specifies how to determine whether a surplus in a pension plan represents an economic benefit for the entity. In addition, it addresses how to determine the present value of the asset in the case of a future refund or reduction in future contributions when a minimum funding requirement exists, as well as how to measure a defined benefit asset or defined benefit liability in the case of a minimum funding requirement. The interpretation is to be applied for financial years beginning on or after January 1, 2008. The adoption of IFRIC 14 has not had a material impact on the presentation of our results of operations, financial position or cash flows.

In September 2007, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements: A Revised Presentation.” IAS 1 (revised) uses the terms “statement of financial position” (previously “balance sheet”) and “statement of cash flows” (previously “cash flow statement”) and introduces a new element of financial statements termed “statement of comprehensive income.” Use of the new terminology, however, is not mandatory. The amendment to IAS 1 requires entities to disclose comparative information in respect of the previous period. The revised standard also stipulates the presentation of a further financial statement—statement of financial position—at the beginning of the first comparative period presented if the entity changed its accounting policies retrospectively or made retrospective restatements. Revised IAS 1 also provides:

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

The amendment to IAS 1 also requires the relevant amount of income tax per component of other comprehensive income to be stated and the amounts reclassified as other comprehensive income to be presented. Reclassification amounts arise from the reclassification of amounts formerly reported under other comprehensive income as profit or loss. In addition, amounts reported as distributed dividends and corresponding per share amounts must be presented either in the statement of changes in equity or in the notes to the financial statements. The provisions of IAS 1 are effective for annual periods beginning on or after January 1, 2009. We have adopted the amendments to IAS 1 in the 2009 financial year and changed the presentation of its financial statements accordingly.

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

•
In a business combination achieved in stages (step acquisition), the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus net assets acquired.

•
Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Agreed contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.

•	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•
In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the  business combination (reacquired rights).

The main changes that revised IAS 27 will make to the existing requirements are as described below:

•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.

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

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest from the beginning of an annual reporting period that begins on or after June 30, 2007. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard is also applied at the same earlier time. We will adopt the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries beginning on January 1, 2010.

In January 2008, the IASB published the revised standard IFRS 2 “Share-based Payment – Vesting Conditions and Cancellations.” The main changes and clarifications of this revision are as follows:

•	Vesting conditions relate to service conditions and performance conditions only.

•	All cancellations, whether by the entity itself or by employees, should receive the same accounting treatment.

The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have a material impact on the presentation of our results of operations, financial position or cash flows and are not expected to have a material impact in the future.

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

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after January 1, 2009. The adoption of the amendments did not have a material impact on the presentation of our results of operations, financial position or cash flows.

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

Unless otherwise specified, the amendments are effective for annual periods beginning on or after January 1, 2009. By amending IAS 1 “Presentation of Financial Statements” the IASB clarified that derivative financial instruments classified as “held for trading” do not necessarily have to be presented as current. Therefore, beginning on January 1, 2009, we present our derivative financial instruments classified as “held for trading” as either current or non-current, depending on their maturity date. The balance sheet presentation and disclosures for comparison periods have been adjusted accordingly. For more information, please see “Summary of accounting policies,” contained in the notes to the consolidated financial statements. Other amendments have not had a material impact on the presentation of our results of operations, financial position or cash flows.

In May 2008, the IASB published amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements.”   The amendments to IFRS 1 allow first-time adopters a series of simplifications to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in separate financial statements. The amendments to IAS 27 relate to reorganizations within a group and provide for the new parent to measure the cost of its investment in the previous parent at the carrying amount of its share of the equity items shown in the separate financial statements of the previous parent at the date of the reorganization. The amendments are effective for annual periods beginning on or after January 1, 2009. The amendments did not have an impact on the presentation of our results of operations, financial position or cash flows.

In July 2008, the IFRIC released IFRIC 15 “Agreements for the Construction of Real Estate.”   IFRIC 15 relates to accounting for revenue and associated expenses by entities that undertake the construction of real estate and sell these items before construction is completed. The interpretation defines criteria for accounting in accordance with either IAS 11 “Construction Contracts” or IAS 18 “Revenue.”  The provisions of IFRIC 15 are effective for annual periods beginning on or after January 1, 2009. The adoption of IFRIC 15 did not have a material impact on the presentation of our results of operations, financial position or cash flows.

In July 2008, the IFRIC issued IFRIC 16 “Hedges of a Net Investment in a Foreign Operation.”   IFRIC 16 relates to the application of net investment hedges. Basically, the interpretation states which risks can be defined as hedged risk and where the hedging instrument can be held. Hedge accounting may be applied only to the foreign exchange differences arising between the functional currency of the foreign operation and the parent entity's functional currency. The derivative or non-derivative hedging instrument(s) may be held by any entity or entities within the group (except the foreign operation that itself is being hedged), as long as the designation, documentation and effectiveness requirements of IAS 39.88 that relate to a net investment hedge are satisfied. The provisions of IFRIC 16 are effective for annual periods beginning on or after October 1, 2008. The adoption of IFRIC 16 did not have a material impact on the presentation of our results of operations, financial position or cash flows.

In July 2008, the IASB published an amendment to IAS 39 “Financial Instruments: Recognition and Measurement.”   The amendment "Eligible Hedged Items" explicitly allows designating only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment sets forth the conditions for such a partial designation. The amendment shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In October 2008, the IASB published amendments to IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 7 "Financial Instruments: Disclosures." “Reclassification of Financial Assets” to IAS 39 and IFRS 7 in October 2008. The amendments to IAS 39 basically relate to the reclassification of certain financial instruments measured at fair value through profit or loss into another category. Based on the new rules, if a reclassification is presented, additional disclosures will be required under IFRS 7. The amendments were effective retrospectively on July 1, 2008. The adoption of the amendments to IAS 39 and IFRS 7 did not have a material impact on the presentation of our results of operations, financial position or cash flows.

In November 2008, the IASB issued the revised standard IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The revised provisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009. In addition, IFRS 1 has been amended in July 2009 and January 2010 adding additional exceptions for first-time adopters. All amendments to IFRS 1 are not relevant for our financial reporting.

In November 2008, the IFRIC published IFRIC 17 “Distributions of Non-Cash Assets to Owners.” The interpretation relates to the timing of recognition of liabilities in connection with non-cash dividends paid (e.g. property, plant and equipment) and how to measure them. In addition, the interpretation relates to how to account for differences between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The provisions of IFRIC 17 are effective for annual periods beginning on or after July 1, 2009. The adoption of IFRIC 17 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.
In January 2009, the IFRIC released IFRIC 18 “Transfers of Assets from Customers”. The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for transfers of assets from customers received on or after July 1, 2009 and applies prospectively. Earlier application is permitted under certain circumstances. The adoption of IFRIC 18 did not have a material impact on the presentation of our results of operations, financial position or cash flows.

In March 2009, the IASB issued amendments to IFRS 7 "Financial Instruments: Disclosures." The amendments are entitled "Improving Disclosures about Financial Instruments – Amendments to IFRS 7" and also contain minor changes to IFRS 4 "Insurance Contracts." The amendments to IFRS 7 relate to disclosures about fair value measurements and disclosures about liquidity risk. The disclosures about fair value measurements specify that a table must be provided for each clas of financial instruments on the basis of a three-level fair value hierarchy. The scope of the disclosure requirements is also expanded. A distinction is made between three measurement categories:

•
Level 1: At the top level of the fair value hierarchy, fair values are determined based on quoted prices because the best objective evidence of the fair value of a financial asset or financial liability is quoted prices in an active market.

•
Level 2: If the market for a financial instrument is not active, an entity can establish fair value by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.

•	Level 3: The valuation techniques used at this level are not based on observable market data.

       Disclosures about liquidity risk are also clarified and expanded. For example, the maturity analysis must be divided into disclosures about derivative and non-derivative financial liabilities. The amendments shall be applied for financial years beginning on or after January 1, 2009. The adoption of the amendments had a material impact on the presentation of our results of operations, financial position or cash flows.

In March 2009, the IASB issued amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 “Financial Instruments: Recognition and Measurement”. The amendments refer to the accounting treatment of embedded derivatives for entities that make use of the reclassification amendment issued by the IASB in October 2008. The amendments clarify that on reclassification of a financial asset out of the “at fair value through profit or loss” category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments shall be applied retrospectively for annual periods ending on or after June 30, 2009. The adoption of the amendments to IFRIC 9 and IAS 39 did not have a material impact on the presentation of our results of operations, financial position or cash flows.
In April 2009 the IASB issued a collection of necessary, but non-urgent amendments to twelve existing standards and interpretations under its second “Annual Improvement Process” project. Unless otherwise specified, the amendments are effective for annual periods beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment”. The amendments relate to the accounting for group-settled share-based payment transactions, stating that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services irrespective of which entity within the group settles the transaction. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “Group and Treasury Share Transactions”. As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In October 2009, the IASB issued an amendment to IAS 32 “Financial Instruments: Presentation”. The amendment clarifies the classification of rights issues as equity or liabilities in cases where rights issues are denominated in a currency other than the functional currency of the issuer. As hitherto such rights issues were recorded as derivative liabilities. The amendment requires that rights issues offered pro rata to all of an entity’s existing shareholders are classified as equity, irrespective of the currency in which the exercise price is denominated. The amendment to IAS 32 shall be applied for annual periods beginning on or after February 1, 2010. The amendment is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In November 2009, the IASB issued amendments to IAS 24 “Related Party Disclosures”. Until now, entities being controlled or significantly influenced by a government were required to disclose all transactions with other entities being controlled or significantly influenced by the same government. The amendments only require disclosures about individually or collectively significant transactions. The amendments to IAS 24 shall be applied retrospectively for annual periods beginning on or after January 1, 2011. The amendments are not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. The remaining phases of the project, dealing with the classification and measurement of financial liabilities, impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, have not yet been finalized. The IASB expects to completely replace IAS 39 by the end of 2010. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in Other Comprehensive Income. Only dividends received from these investments are reported in profit or loss. IFRS 9 shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. We are currently analyzing the resulting effects on the presentation of our results of operations, financial position or cash flows.

In November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement”, an amendment to IFRIC 14, which is an interpretation of IAS 19 “Employee Benefits”. The amendment applies under the limited circumstances that an entity is subject to minimum funding contributions and refers to voluntary prepayments meeting the requirements of such contributions. The amendment permits an entity to treat the benefit of such an early payment as an asset. The amendment has an effective date for mandatory adoption of January 1, 2011. Retrospective adoption is required. We are currently analyzing the resulting effects on the presentation of our results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation gives guidance in interpreting IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to fully or partially settle the financial liability. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor are part of the consideration paid to fully or partially extinguish the financial liability. In addition, the equity instruments issued are measured at their fair value. If the fair value can not be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. IFRIC 19 shall be applied retrospectively for annual periods beginning on or after July 1, 2010. The adoption of IFRIC 19 is not expected to have a material impact on the presentation of our results of operations, financial position or cash flows.

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

SUPERVISORY BOARD

In accordance with the Stock Corporation Act and the Co-Determination Act of 1976 (Mitbestimmungsgesetz), our Supervisory Board consists of twenty members, ten of whom represent our shareholders and ten of whom represent our employees. Members of the Supervisory Board may be elected for a term of up to five years and re-election is permitted. The Chairman and the Deputy Chairman are elected by the Supervisory Board in accordance with the rules of the Co-Determination Act.

Supervisory Board members representing our shareholders are elected at the annual shareholders’ meeting. The present shareholder representatives were elected at shareholders’ meetings held in 2005, 2006, 2007, 2008 and 2009. The terms of office of the shareholder representatives expire at the end of the shareholders’ meeting at which the shareholders discharge the Supervisory Board members in respect of the fourth financial year following the member’s commencement of tenure of office. The financial year in which tenure of office commences is not counted for this purpose.

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

Members of the Supervisory Board of Deutsche Telekom

The Supervisory Board met six times in 2009. No member attended less than 50% of the meetings of the Supervisory Board. For 2009, the members of our Supervisory Board, the years in which they were appointed, the years of the shareholders’ meetings at which their current terms expire and their principal occupations were as follows:

Prof. Dr. Ulrich Lehner Chairman	Member since: Expiration of Current Term: Principal Occupation:	April 17, 2008 (Chairman since April 25, 2008) Shareholders’ Meeting 2013 Member of the Shareholders’ Committee, Henkel AG & Co. KGaA, Düsseldorf
Supervisory Board Memberships/Directorships:
E.ON AG, Düsseldorf
Henkel Management AG, Düsseldorf
HSBC Trinkaus & Burkhardt AG, Düsseldorf
Novartis AG, Basel, Switzerland, Board of Directors
Dr. August Oetker KG, Bielefeld, Advisory Board
Dr. Ing. h.c. F. Porsche AG, Stuttgart
Porsche Automobil Holding SE, Stuttgart
ThyssenKrupp AG, Düsseldorf

Lothar Schröder Deputy Chairman	Member since: Expiration of Current Term: Principal Occupation:	June 22, 2006 Shareholders’ Meeting 2013 Member of the ver.di National Executive Board, Berlin
	Supervisory Board Memberships/Directorships:	T-Mobile Deutschland GmbH, Bonn, Deputy Chairman of the Supervisory Board
Jörg Asmussen	Member since: Expiration of Current Term: Principal Occupation:	July 1, 2008 Shareholders’ Meeting 2014 State Secretary in the Federal Ministry of Finance (Bundesministerium der Finanzen), Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Bahn AG, Berlin (April until November 2009) DB Mobility Logistics AG, Berlin (June until November 2009) Deutsche Gesellschaft für Technische Zusammenarbeit GmbH (GTZ), Frankfurt/Main
Hermann Josef Becker	Member since: Expiration of Current Term: Principal Occupation:
January 1, 2008
Shareholders’ Meeting 2013
Member of the management Deutsche Telekom Direct Sales and Consulting as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee, Deutsche Telekom AG, Bonn

	Supervisory Board Memberships/Directorships:	None
Dr. Wulf H. Bernotat	Member since: Expiration of current term: Principal Occupation:	January 1, 2010 Shareholders’ Meeting 2010 Chairman of the Board of Management, E.ON AG, Düsseldorf
Supervisory Board Memberships/Directorships:
Allianz SE, Munich *
Bertelsmann AG, Gütersloh
E.ON Energie AG**, Munich, Chairman of the Supervisory Board
E.ON Ruhrgas AG**, Essen, Chairman of the Supervisory Board
E.ON Sverige AB**, Malmö, Sweden, Chairman of the Board of Directors
E.ON US Investments Corp.**, Delaware, USA,
Chairman of the Board of Directors
Metro AG, Düsseldorf *
(*listed company outside of the E.ON group)
(** mandates within the E.ON group)

Monika Brandl	Member since: Expiration of Current Term: Principal Occupation:	2002 Shareholders’ Meeting 2013 Chairwoman of the Central Works Council at Group Headquarters, Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	None
Hans Martin Bury	Member since: Expiration of Current Term: Principal Occupation:
Shareholders’ Meeting 2008
Shareholders’ Meeting 2013
Managing Partner, Hering Schuppener Strategieberatung für Kommunikation GmbH, Düsseldorf (from April 1, 2009)
Managing Director, Nomura Bank (Deutschland) GmbH,
Frankfurt/Main (until March 31, 2009)

	Supervisory Board Memberships/Directorships:	None
Josef Falbisoner	Member since: Expiration of Current Term: Principal Occupation:	1997 Shareholders’ Meeting 2013 Chairman of the Bavarian District of the Union ver.di
	Supervisory Board Memberships/Directorships:	PSD-Bank e.G., Munich, Augsburg office
Dr. Hubertus von Grünberg	Member since: Expiration of Current Term: Principal Occupation:	2000 Shareholders’ Meeting 2011 Serves as member of several supervisory boards
Supervisory Board Memberships/Directorships:
ABB Ltd., Zürich, Switzerland, President of the Board of Directors
Allianz-Versicherungs AG, Munich
Continental AG, Hanover, Chairman of the Supervisory Board
(until March 2009)
Schindler Holding AG, Hergiswil, Switzerland, Administrative Board

Lawrence H. Guffey	Member since: Expiration of Current Term: Principal Occupation:	2006 Shareholders’ Meeting 2012 Senior Managing Director, The Blackstone Group International Ltd., London
	Supervisory Board Memberships/Directorships:	Axtel Ote, San Pedro Gaza Garcia, Nuevo Leon, Mexico Cineworld Corp., London, UK (until November 2009) TDC AS, Copenhagen, Denmark Paris Review, New York, USA
Ulrich Hocker	Member since: Expiration of Current Term: Principal Occupation:	2006 Shareholders’ Meeting 2012 Manager in Chief of Deutsche Schutzvereinigung für Wertpapierbesitz e.V. (DSW), Düsseldorf
Supervisory Board Memberships/Directorships:
Arcandor AG, Essen, (until October 2009)
E.ON AG, Düsseldorf
Feri Finance AG, Bad Homburg,
Deputy Chairman of the Supervisory Board
Gartmore SICAV, Luxembourg
Phoenix Mecano AG, President of the Administrative Board
ThyssenKrupp Stainless AG, Duisburg (until September 2009)

Lothar Holzwarth	Member since: Expiration of Current Term: Principal Occupation:	2002 Shareholders’ Meeting 2013 Chairman of the Central Works Council Deutsche Telekom Geschäftskunden, Bonn
	Supervisory Board Memberships/Directorships:	PSD Bank RheinNeckarSaar e.G., Deputy Chairman of the Supervisory Board T-Systems Business Services GmbH, Bonn (until April 2009)

Hans-Jürgen Kallmeier	Member since: Expiration of Current Term: Principal Occupation:	October 15, 2008 Shareholders’ Meeting 2013 Chairman of the Central Works Council, T-Systems International GmbH, Frankfurt/Main
	Supervisory Board Memberships/Directorships:	None
Sylvia Kühnast	Member since: Expiration of Current Term: Principal Occupation:	Shareholders’ Meeting 2007 Shareholders’ Meeting 2013 Consulting function to the Central Works Council, T-Mobile Deutschland GmbH, Hanover
	Supervisory Board Memberships/Directorships:	None
Waltraud Litzenberger	Member since: Expiration of Current Term: Principal Occupation:	1999 Shareholders’ Meeting 2013 Chairwoman of the Group Works Council and the European Works Council of Deutsche Telekom AG, Bonn
	Supervisory Board Memberships/Directorships:	PSD-Bank eG, Koblenz (until June 2009)
Michael Löffler	Member since: Expiration of Current Term: Principal Occupation:	1995 Shareholders’ Meeting 2013 Member of the Works Council of Deutsche Telekom Netzproduktion GmbH, Bonn, Technical Infrastructure Branch Office, Central/Eastern District
	Supervisory Board Memberships/Directorships:	None
Prof. h. c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann	Member since: Expiration of Current Term: Principal Occupation:	January 1, 2010 Shareholders’ Meeting 2010 Former Deputy Chairman of the Board of Management, ThyssenKrupp AG, Duisburg and Essen
Supervisory Board Memberships/Directorships:
Commerzbank AG *, Frankfurt
E.ON Ruhrgas AG, Essen
Hoberg & Driesch GmbH, Düsseldorf, Chairman of the Advisory Board
LANXESS AG *, Leverkusen
LANXESS Deutschland GmbH, Leverkusen
ThyssenKrupp Acciai Speciali Terni S.p.A.**, Terni, Italy ThyssenKrupp
(China) Ltd.**, Beijing, People’s Republic of China
ThyssenKrupp Elevator AG**, Düsseldorf
ThyssenKrupp Marine Systems AG**, Hamburg
ThyssenKrupp Materials International GmbH**, Düsseldorf
ThyssenKrupp Nirosta GmbH**, Krefeld
ThyssenKrupp Steel Europe AG**, Duisburg
(*listed company outside of the ThyssenKrupp group)
(**mandates within the ThyssenKrupp group)

Dr. Ulrich Schröder	Member since: Expiration of Current Term: Principal Occupation:	October 1, 2008 Shareholders’ Meeting 2014 Chairman of the Managing Board KfW, Frankfurt/Main
Supervisory Board Memberships/Directorships:
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH*, Cologne (since October 2009)
Deutsche Post AG, Bonn
KfW IPEX-Bank GmbH*, Frankfurt/Main (since October 2009)
ProHealth AG, Munich
(*mandates within the KfW group)

Michael Sommer	Member since: Expiration of Current Term: Principal Occupation:	2000 Shareholders’ Meeting 2013 President of the Trade Union Council, Berlin
	Supervisory Board Memberships/Directorships:	Deutsche Postbank AG, Bonn, Deputy Chairman of the Supervisory Board KfW, Frankfurt/Main, Board of Supervisory Directors
Dr. h.c. Bernhard Walter	Member since: Expiration of Current Term: Principal Occupation:	1999 Shareholders’ Meeting 2011 Former Speaker of the Management Board, Dresdner Bank AG, Frankfurt
Supervisory Board Memberships/Directorships:
BilfingerBerger AG, Mannheim, Chairman of the Supervisory Board
Daimler AG, Stuttgart
Henkel AG & CO KGaA, Düsseldorf
Hypo Real Estate Holding AG, Munich, Deputy Chairman of the Supervisory Board (until August 2009)

The following individuals resigned from the Supervisory Board during 2009:

Prof. Dr. Wolfgang Reitzle	Member since: Expiration of Current Term: Principal Occupation:	2005 December 31, 2009 Chairman of the Management Board, Linde AG, Munich
Supervisory Board Memberships/Directorships:
Continental AG, Hanover (since September 2009),
Chairman of the Supervisory Board (since October 2009)
KION Group GmbH, Wiesbaden (until December 2009)
The BOC Group plc.*, Guildford, UK
(*mandate within Linde group)

Prof. Dr. Wulf von Schimmelmann	Member since: Expiration of Current Term: Principal Occupation:	Shareholders’ Meeting 2006 December 31, 2009 Former Chairman of the Management Board, Postbank AG, Bonn
Supervisory Board Memberships/Directorships:
accenture Corp., Irving, Texas, USA
BAWAG P.S.K. AG, Vienna, Austria, Chairman of the Supervisory Board
(until  October 2009)
Deutsche Post AG, Bonn, Chairman of the Supervisory Board
maxingvest ag, Hamburg
Western Union, Denver, USA (since  July 2009)

KfW is a state-owned bank. The Federal Republic of Germany holds 80% of KfW’s share capital, and the German federal states hold the remaining 20%. As of December 31, 2009, KfW holds a stake of approximately 30.5% in Deutsche Post AG. The Federal Ministry of Finance is a ministry of the Federal Republic. Among our Supervisory Board members in 2009, Mr. Becker, Ms. Brandl, Mr. Holzwarth, Mr. Kallmeier, Ms. Kühnast, Ms. Litzenberger and Mr. Löffler are employees of Deutsche Telekom Group companies.

The shareholder representatives currently on our Supervisory Board are: Mr. Asmussen, Dr. Bernotat (since January 1, 2010), Mr. Bury, Dr. von Grünberg, Mr. Guffey, Mr. Hocker, Prof. Dr. Lehner, Prof. h. c. (CHN) Dr.-Ing. E.h. Dr. Middelmann (since January 1, 2010), Dr. Schröder and Dr. h. c. Walter,   Prof. Dr. Reitzle and Prof. Dr. von Schimmelmann resigned with the end of December 31, 2009.

The Supervisory Board maintains the following committees, which are governed by the Rules of Procedure of the Supervisory Board as to their composition and responsibilities in compliance with statutory requirements:

•
The General Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between Deutsche Telekom AG and the members of the Management Board. In particular, the General Committee determines salaries and incentive compensation awards for members of the Management Board and establishes goals for performance-based compensation plans. Members of the General Committee are: Prof. Dr. Ulrich Lehner (Chairman), Jörg Asmussen, Waltraud Litzenberger and Lothar Schröder. The General Committee met seven times in 2009. Additionally, the General and the Finance Committees met once in 2009 for a joint meeting.

•
The Audit Committee is responsible for oversight of accounting and risk management, auditor independence, questions regarding the issuing of the audit mandate to the auditors, the determination of auditing focal points and the fee agreement with the auditors following approval of the auditors by the shareholders, and matters that the audit committee of a NYSE-listed foreign private issuer is required to be responsible for pursuant to the SEC and NYSE regulations and under U.S. law, including the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The current members of the Audit Committee are Dr. h. c. Bernhard Walter (Chairman), Hermann Josef Becker, Hans Martin Bury, Lawrence H. Guffey, Lothar Holzwarth and Waltraud Litzenberger. The Audit Committee met five times in 2009.

•
The Finance Committee is responsible for reviewing and consulting on complex finance and business matters concerning Deutsche Telekom. Those matters are delegated by the Chairman of the Supervisory Board, or the Supervisory Board itself, to the Finance Committee. In addition, the Finance Committee also reviews our Annual Reports during meetings with our auditors in advance of the meeting of the Supervisory Board relating to the approval of our financial statements pursuant to the Stock Corporation Act. The membership of the Finance Committee is the same as that of the Audit Committee. The Finance Committee met once in 2009. The Finance Committee and General Committee met once for a joint meeting in 2009.

•
The Personnel Committee is responsible for the personnel-related matters of Deutsche Telekom AG, in particular with respect to staff structure and human resources development and planning. The members of this committee are: Lothar Schröder (Chairman), Dr. Hubertus von Grünberg, Prof. Dr. Ulrich Lehner and Waltraud Litzenberger. The Personnel Committee met twice in 2009.

•
The Nomination Committee was established in December 2007 in accordance with the German Corporate Governance recommendations. The Nomination Committee is responsible for nominating candidates as shareholder representatives on the Supervisory Board to be elected at the shareholders’ meeting. Members of the Nomination Committee are the shareholder representatives of the General Committee. The Nomination Committee prepared the Supervisory Board’s nomination of shareholder representatives who were elected at the Shareholders’ Meeting 2009 and who are nominated for the Shareholders’ Meeting 2010.

In addition to the committees mentioned above, the Supervisory Board has a Mediation Committee. This committee’s function is to assist the Supervisory Board by making proposals for Management Board member nominees in the event that the two-thirds majority of employee votes needed to appoint a Management Board member is not obtained. The current members are Prof. Dr. Ulrich Lehner, Dr. Hubertus von Grünberg, Waltraud Litzenberger and Lothar Schröder. The Mediation Committee did not meet in 2009.

In addition, a special committee has been established as of January 1, 2010 to monitor the company's participation in the spectrum auction for the fourth generation of mobile communications in Germany.  The members are Prof. Dr. Ulrich Lehner (Chairman), Waltraud Litzenberger, Lothar Schröder und Dr. h. c. Bernhard Walter.

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

Members of the Management Board of Deutsche Telekom

The name, age, term of office, current position and business experience of the members of our Management Board in 2009 are set forth below. The current members of the Management Board may be contacted at our registered address.

René Obermann, born in 1963, has been Chairman of the Management Board of Deutsche Telekom AG since November 13, 2006. From December 1, 2002 until November 12, 2006, he was in charge of mobile operations on the Management Board, served as CEO of T-Mobile International and was responsible for the Mobile Communications strategic business area. Mr. Obermann became a member of the Management Board of T-Mobile International in June 2001, responsible for European Operations. From April 2000 until March 2002, Mr. Obermann was Chief Executive Officer of T-Mobile Deutschland. Between April 1998 and March 2000, Mr. Obermann was Managing Director of Sales at T-Mobile Deutschland. He started his career by setting up the company ABC Telekom, in Muenster after completing a business traineeship with BMW AG in Munich between 1984 and 1986. In 1991, he became Managing Partner of Hutchison Mobilfunk, successor of ABC Telecom. From 1993 to 1998, he was Chairman of that company’s management board. Mr. Obermann was also Chairman of the former German Association of Mobile Communication Service Providers during 1995 and 1996.

Expiration of current term: October 31, 2011

Other board memberships outside Deutsche Telekom: None

Dr. Manfred Balz, born in 1944, has been a Member of the Management Board of Deutsche Telekom AG since October 22, 2008. From April 1997 until October 21, 2008 he was Head of Deutsche Telekom’s Legal Department. From 1974 until 1990 Dr. Balz was in charge of corporate law, insolvency law and international treaties and organizations, with the German Federal Ministry of Justice. From 1990 until 1993 he was General Counsel of Treuhandanstalt, the German government instrumentality for privatizing the former East German socialist economy. From 1993 until 1997 he was a partner of the international law firm Wilmer, Cutler & Pickering, heading the firm’s Berlin office.

Expiration of current term: October 21, 2012

Other board memberships outside Deutsche Telekom: Arcandor AG (insolvent), Essen

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

Expiration of current term: November 30, 2012

Other board memberships outside Deutsche Telekom: None

Niek Jan van Damme, born in 1961, has been a member of the Board of Management of Deutsche Telekom AG since March 2009. As of July 2009 he is responsible for Germany - i. e. sales, marketing and service for fixed and mobile communications in Germany. Furthermore he is Chairman of the T-Home Board of Management and since October 2009 Chairman of the Managing Board T-Mobile in Germany.

From January 2004 to 2009, Niek Jan van Damme was Chairman of the Managing Board of T-Mobile Netherlands where his successes included the integration of the mobile communications and fixed-network activities of Orange Netherlands into T-Mobile Netherlands (October 2007). In that position, he represented one of the core mobile communications markets on the Executive Committee of the T-Mobile International group.

Niek Jan van Damme studied Economics at the Vrije Universiteit Amsterdam. He started his career with Procter & Gamble in 1986 before joining the Dutch retailer Ahold in 1993. Niek Jan van Damme was a Managing Partner at Floor Heijn Retail from 1997 until he joined Ben Nederland, later T-Mobile Netherlands, as Director for Marketing Communications in June 1999.

Expiration of current term: February 28, 2014

Other board memberships outside Deutsche Telekom: None

Timotheus Höttges, born in 1962, has been member of the Board of Management of Deutsche Telekom AG responsible for Finance and Controlling since March 1, 2009.

From December 2006 until his appointment as Chief Financial Officer, he was the Group Board of Management member responsible for the T-Home unit. In this position, he was in charge of fixed-network and broadband business, as well as integrated sales and service in Germany. Under his leadership, T-Home became the market leader in terms of new DSL customers and developed its Internet TV service, Entertain, into a mass-market product while at the same time stabilizing its profitability.

After successfully implementing various cost-cutting programs at T-Home and in the European mobile communications subsidiaries, Mr. Höttges became responsible for the Group-wide Save for Service efficiency enhancement program. From 2005 until being appointed to the Group Board of Management, Mr. Höttges headed European operations as member of the Board of Management, T-Mobile International. From 2000 until the end of 2004, he was Managing Director, Finance and Controlling, before becoming Chairman of the Managing Board of T-Mobile Deutschland.

Mr. Höttges studied business administration at Cologne University, after which he spent three years with a business consulting company, latterly as a project manager. At the end of 1992, he moved to the VIAG Group in Munich. He became divisional manager in 1997 and, later, a member of the extended management board responsible for controlling, corporate planning, and mergers and acquisitions. As project manager, he played a central role in the merger of VIAG AG and VEBA AG to form E.ON AG, which became effective on September 27, 2000.

Expiration of current term: February 28, 2014

Other board memberships outside Deutsche Telekom: FC Bayern München AG, München (since February 2010)

Guido Kerkhoff, born in 1967, has been Member of the Board of Management of Deutsche Telekom AG responsible for Southern and Eastern Europe since March 2009. In this position, he is responsible for managing Deutsche Telekom’s subsidiaries in Southern and Eastern Europe, which offer both fixed-network and mobile communications services. This region includes the companies OTE (Greece), Magyar Telekom (Hungary), Slovak Telekom (Slovakia) and T-Hrvatski Telekom (Croatia), with additional subsidiaries in Albania, Macedonia, Montenegro and Romania.

Since April 2002, Guido Kerkhoff has held various management positions in Deutsche Telekom’s Finance department and was Head of Group Accounting and Controlling since mid-2006.

Having graduated with a degree in Business Administration, Guido Kerkhoff began his career in the Group Accounting department of VEW AG from 1995 through 1996. He then moved to Bertelsmann AG, where he most recently headed up the department responsible for projects and general corporate accounting and controlling issues for over three years.

Expiration of current term: February 28, 2014

Other board memberships outside Deutsche Telekom: None

Thomas Sattelberger, born in 1949, has been Chief Human Resources Officer of Deutsche Telekom AG since May 3, 2007. He also held positions on the boards of management of Continental AG and Deutsche Lufthansa AG. Prior to these positions he was responsible for various management functions at Daimler-Benz AG. His areas of focus are the strategic orientation of human resources, corporate restructuring, education policy, international talent management and global labor cost management. Thomas Sattelberger is a member of management committees at business schools in various countries, is Vice President of the European Foundation for Management Development (Brussels) and chairman of the council on university-business cooperation of the German Employers’ Federation and the German Rectors’ Conference.

Expiration of current term: May 2, 2012
Other board memberships outside Deutsche Telekom: None

Changes to the Board of Management

Hamid Akhavan, born in 1961, has been Member of the Management Board of Deutsche Telekom from December 5, 2006 until February 14, 2010. Mr. Akhavan asked the Supervisory Board of Deutsche Telekom in December 2009 to terminate his position, which was not due to expire until 2011. Mr. Akhavan has been Chief Operating Officer (COO) of the Deutsche Telekom Group since July 2009. As COO, Hamid Akhavan has continued to remain responsible for the operation of the mobile markets in Europe. In addition his group wide responsibilities have included Products and Innovation as well as the areas of Technology, IT and Procurement. He has been responsible for mobile communications companies on the Board of Management of Deutsche Telekom since December 5, 2006, when he was appointed Chief Executive Officer of T-Mobile International AG.

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
Other board memberships outside Deutsche Telekom: None

Dr. Karl-Gerhard Eick, born in 1954, was Head of the Finance Department and a member of the Management Board of Deutsche Telekom AG from January 2000 until February 28, 2009. Dr. Eick asked the Supervisory Board of Deutsche Telekom in December 2008 to terminate his position as Chief Financial Officer, which was not due to expire until 2012. In November 2002, he was appointed Deputy Chairman of the Management Board of Deutsche Telekom AG. From January 1, 2007 to May 2, 2007, Dr. Eick provisionally took over responsibility for Human Resources on the Board. From June 1, 2007 to November 30, 2007, he was also acting Board member for Business Customers, responsible for T-Systems. After studying business administration and earning a doctorate, Dr. Eick worked in various positions for BMW AG between 1982 and 1988. From 1989 to 1991 he acted as head of Controlling at WMF AG in Geislingen. In 1991, he became head of the Controlling, Planning and IT Division for the Carl Zeiss group. From 1993 to 1999, he held top management positions with the Haniel Group, where he was responsible for the Controlling, Business Administration and IT Division of the strategic management holding company of Franz Haniel & Cie. GmbH.

Other board memberships outside Deutsche Telekom until the expiration of his term: CORPUS SIREO Holding GmbH & Co. KG, Cologne, (Chairman of the Supervisory Board); Deutsche Bank AG, Frankfurt am Main (Supervisory Board); FC Bayern München AG, Munich (Supervisory Board); STRABAG Property and Facility Services GmbH (Supervisory Board); Thomas Cook Group plc (Group Board/Director)

At its meeting on February 26, 2009, the Supervisory Board appointed Timotheus Höttges as the new Board of Management member responsible for finance and Niek Jan van Damme as the new Board of Management member for T-Home and, Sales and Service. Both appointments became effective March 1, 2009. The Supervisory Board also established a new Board of Management department for Southern and Eastern Europe with effect from March 1, 2009 to account for the growing significance of the Southern and Eastern European region and to bundle responsibility for the existing operations in the region. Guido Kerkhoff was selected to head this department and was appointed to the Board of Management effective March 1, 2009.

On January 29, 2010, the Supervisory Board approved the proposal by the Board of Management to reassign Hamid Akhavan's responsibilities on a temporary basis. Board of Management members Guido Kerkhoff and Reinhard Clemens assumed Hamid Akhavan’s responsibilities in an acting capacity. Effective February 15, 2010, Guido Kerkhoff assumed temporary responsibility for the Europe region (United Kingdom, Netherlands, Austria, Poland and Czech Republic) and International Sales and Service. Reinhard Clemens, also in an acting capacity, assumed Group-wide responsibility for the remaining COO units, such as Products & Innovation, Technology, IT and Procurement effective the same date. On February 24, 2010 the Supervisory Board of Deutsche Telekom approved the proposal by the Board of Management to extend Board Member Guido Kerkhoff’s area of responsibility on a permanent basis. As of April 1, 2010, he will assume additional responsibility for the mobile-centric companies in Austria, the Czech Republic, the Netherlands, Poland and the United Kingdom, as well as for International Sales and Service.

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

The annual remuneration in 2009 for members of our Supervisory Board amounted to an aggregate of EUR 817,890.00  inclusive of attendance fees (including VAT, according to Article 13 of our Articles of Incorporation).

The total remuneration in 2009 for members of our Supervisory Board amounted to EUR 1,724,389.61 (inclusive of EUR 896,017.61 reflecting the salaries and EUR 10,482.00 reflecting the amount set aside or accrued by Deutsche Telekom to provide pension, retirement or similar benefits in 2009 of Supervisory Board members in their capacity as employees of Deutsche Telekom AG or its affiliated companies). Of the amount of the total remuneration, EUR 817,890.00 (including attendance fees and VAT) will be paid following the shareholders’ meeting on May 3, 2010.

The compensation (exclusive of VAT) of the individual members of the Supervisory Board for their services as Supervisory Board members in 2009 was as follows:

Members of the Supervisory Board 2009	Fixed Remuneration Plus Attendance Fees	Short-Term Variable	Total (net)	Imputed Long-Term Remuneration Entitlement(1)
Jörg Asmussen	32,400.00	0.00	32,400.00	0.00
Hermann Josef Becker	42,800.00	0.00	42,800.00	0.00
Monika Brandl	21,400.00	0.00	21,400.00	0.00
Hans Martin Bury	42,000.00	0.00	42,000.00	0.00
Josef Falbisoner	21,400.00	0.00	21,400.00	0.00
Dr. Hubertus von Grünberg	31,400.00	0.00	31,400.00	0.00
Lawrence H. Guffey	42,600.00	0.00	42,600.00	0.00
Ulrich Hocker	21,400.00	0.00	21,400.00	0.00
Lothar Holzwarth(2)	42,400.00	0.00	42,400.00	0.00
Hans-Jürgen Kallmeier	21,400.00	0.00	21,400.00	0.00
Sylvia Kühnast	21,400.00	0.00	21,400.00	0.00
Prof. Dr. Ulrich Lehner	73,400.00	0.00	73,400.00	0.00
Waltraud Litzenberger	64,600.00	0.00	64,600.00	0.00
Michael Löffler	21,400.00	0.00	21,400.00	0.00
Prof. Dr. Wolfgang Reitzle	20,800.00	0.00	20,800.00	0.00
Prof. Dr. Wulf von Schimmelmann	21,000.00	0.00	21,000.00	0.00
Lothar Schröder(3)	63,400.00	0.00	63,400.00	0.00
Dr. Ulrich Schröder	21,000.00	0.00	21,000.00	0.00
Michael Sommer	20,600.00	0.00	20,600.00	0.00
Dr. h.c. Bernhard Walter	62,600.00	0.00	62,600.00	0.00
Total	709,400.00	0.00	709,400.00	0.00

(1)
In determining the amount to be recognized as provision it was assumed that net profit per no par value share in 2011 would equal that in 2009. Based on this assumption, each ordinary member is entitled to EUR 0.0 for the total year for the period 2008 to 2011. Upon application of the multiplying factor, the provision amount totals EUR 0.00.

(2)
During 2009, Mr. Holzwarth received Supervisory Board compensation of EUR 3,173.33 (including VAT) from T-Systems Business Services GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Systems Business Services until April 1, 2009. On April 1, 2009, T-Systems Business Services GmbH was merged into Deutsche Telekom AG.

(3)
During 2009, Mr. Schröder received Supervisory Board compensation of EUR 20,706.00 (including VAT) from T-Mobile Deutschland GmbH, Bonn, a wholly-owned subsidiary of Deutsche Telekom AG, for his mandate as a member of the Supervisory Board of T-Mobile Deutschland GmbH.

Compensation of the Management Board

The compensation of the members of the Management Board is comprised of various components. Under the terms of their service contracts, members of the Management Board are entitled to annual fixed and variable remuneration, long-term variable remuneration (Mid-Term Incentive Plan, or MTIP) and fringe benefits and deferred benefits based on company pension obligations. The structure of the compensation system and the appropriateness of compensation for the Management Board are established and reviewed on a periodic basis by the Supervisory Board.

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

The annual variable remuneration for each of the members of the Management Board is based on the achievement of targets set by the Supervisory Board prior to commencement of the financial year. The targets comprise Group objectives and individual objectives for each member of the Management Board, including adjusted EBITDA, free cash-flow and adjusted net profit.

At its discretion and after due consideration, the Supervisory Board may also reward individual or all Management Board members for extraordinary performance with a special bonus.

Based on market-oriented and industry standards, we grant all members of the Management Board additional benefits under their service contracts, some of which are non-cash benefits, which are taxed accordingly. These benefits mainly include the use of a car at our expense, accident and disability insurance, and maintaining a business-related second household.

We make contributions, including the payment of related taxes, for term life insurance with standard coverage (EUR 1.3 million) for several of our Management Board members. The related expenses are included in the Total Compensation table below under “Other Compensation.”

Ancillary employment generally requires prior approval. Generally no additional compensation is paid for being a member of the Management Board or Supervisory Board of other Group companies.

Arrangements in the event of termination of a position on the Management Board

Severance arrangements

The terms of the service agreements of the members of the Management Board are linked to their terms of appointment as Management Board members. If we terminate the appointment of a member of the Board of Management without being entitled to terminate simultaneously for cause the service agreement under civil law, the Management Board member is entitled to a contractually determined severance payment. This severance payment is calculated, subject to present value discounting, on the basis of the imputed remaining term of appointment in the current term of office (up to a maximum of 36 months) and 100% of the fixed annual salary and 75% of the variable remuneration based on an assumed 100% achievement of performance targets.

Change of control

The service agreements for the members of the Management Board do not confer any entitlements to benefits in the event of the termination of Management Board membership as the result of a change of control of our Company.

Severance Cap

Beginning in 2009, new contracts for Management Board members include a severance cap in the event of premature termination without cause allowing a compensation payment which, in line with the recommendations of the German Corporate Governance Code, is restricted to a maximum of two year’s remuneration and may not be higher than the compensation for the remaining period of the contract.

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

Company pension entitlement

The members of the Management Board are entitled to receive a company pension from us. The pension amount is based on final salary, which means that members of the Management Board receive a pension based on a fixed percentage of their last fixed annual salary for each year of service rendered prior to their date of retirement. The key features of the pension plan for members of the Management Board active in 2009 are described below.

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

Due to his U.S. citizenship and the different taxation regulations applicable in Germany and the United States, a “pension plan substitute” was agreed with Mr. Akhavan in lieu of such a pension commitment. For each full year of service rendered as a member of the Management Board, Mr. Akhavan will receive a compensation payment corresponding to the pension contribution for that year. The resulting annual payment which he receives for each full year of service rendered is recorded under “Other compensation” in the table “Management Board Total Compensation.”

Dr. Balz is not covered by the Board of Management pension entitlements described above. Dr. Balz´s pension arrangement under his previous employment contract as General Counsel (Deutsche Telekom AG capital account plan) remains in place. Mr. Kerkhoff and Mr. van Damme are also not covered by the pension entitlement described above. Subject to Supervisory Board approval, both will participate in a new pension entitlement, which will be effective from the beginning of their term as members of the Board of Management. Both members have been guaranteed that the new entitlement will not leave them in a worse position than their current pension entitlement as employees of our Company.

In addition, the pension agreements include arrangements for pensions for surviving dependents in the form of entitlements for widows and children. In certain specific cases, entitlement to a widow’s pension is excluded. We believe that the standard criteria for eligibility in the pension arrangements are in line with market standards.

Mid- and long-term incentives

Mid-Term Incentive Plan

Members of the Management Board participate in the MTIP, which was introduced in 2004. Similar to earlier MTIP tranches, in the 2009 tranche, awards are based on two performance targets. Each member of the Board of Management is eligible to receive an incentive payment of 15% (if one performance target is met) or 30% (if both performance targets are met) of his contractually agreed target remuneration as of January 1, 2009 (fixed annual salary compensation plus annual variable remuneration assuming 100% target achievement). If neither performance target is met at the end of the measurement term, no incentive remuneration under the MTIP is paid. For more information, see “—Mid-Term Incentive Plan Description” below and note (34) to the Consolidated Financial Statements.

Mr. Akhavan and Mr. Höttges participate in the 2006 MTIP based on their prior activities as members of the Board of Management of T-Mobile International AG.

The General Committee of the Supervisory Board decided at its meeting on February 4, 2009 that the relative plan target for the 2006 tranche of the MTIP has been achieved. Consequently, 15% of the contractually agreed target remuneration as of January 1, 2006 was paid out in February 2009. The relative plan target for the 2007 tranche of the MTIP has also been achieved. The Supervisory Board decided at its meeting on February 24, 2010 that 15% of the target remuneration as of January 2007 will be paid out in March 2010.

The following table shows the fair value of the 2009 MTIP for Management Board members calculated using the “Monte Carlo” valuation model:

	Compensation from the Mid-Term-Incentive Plans (in €)
	MTIP 2009 Maximum award amount	MTIP 2009 Fair value on the date of the grant	Total accrual: share-based compensation for 2009	MTIP 2008 Maximum award amount	MTIP 2008 Fair value on the date of the grant	Total accrual: share-based compensation for 2008
René Obermann	750,000	76,613	257,518	750,000	116,738	444,591
Hamid Akhavan	480,000	49,032	164,812	480,000	74,712	275,023
Dr. Manfred Balz	330,000	33,710	62,004	168,000	26,149	122,830
Reinhard Clemens	420,000	42,903	63,869	420,000	65,373	44,580
Dr. Karl-Gerhard Eick(1)	0	0	(250,939)	630,000	98,060	439,520
Timotheus Höttges	450,000	45,968	154,511	450,000	70,043	240,435
Guido Kerkhoff(2)	360,000	36,774	70,366	0	0	0
Thomas Sattelberger	515,000	52,607	173,887	515,000	80,160	152,452
Niek Jan van Damme(2)	295,000	30,134	41,502	0	0	0

Computed total value	3,600,000	367,741	737,530	3,413,000	531,235	1,719,431

(1)
Due to his departure in February 2009, a 2009 MTIP tranche was not awarded to Dr. Eick. The tranches awarded for 2007 and 2008 were terminated without compensation. Therefore, the existing accruals were reversed and are shown in the table above as a negative number in the Total Accrual: share based compensation for 2009 column.

(2)	Mr. Kerkhoff and Mr. van Damme continue to participate in the 2008 tranche of the MTIP due to their previous positions as employees of our Company.

Stock Option Plan 2001

Our 2001 Stock Option Plan was terminated by resolution of the shareholder’s meeting of May 18, 2004. No stock options have been granted to members of our Management Board in their capacity as such  after 2001. Stock options granted during 2001 remain exercisable provided the exercise conditions are met as required. For more information, see “—Stock Option Plans” below and note (34) to the Consolidated Financial Statements.

Mr. Akhavan, Mr. Höttges and Mr. Obermann continue to participate in the 2002 tranche of the 2001 Stock Option Plan as a result of their prior activities at T-Mobile. Dr. Manfred Balz and Guido Kerkhoff continue to participate in the Stock Option Plan as a result of their previous positions as employees of Deutsche Telekom AG.

The stock options that have been granted can be exercised under the terms of the 2001 stock option plan. However, none of such options has yet been exercised. The number of stock options held by the members of the Management Board who were in office during 2009 has remained unchanged as compared to the prior year.

The following table sets forth the number and value of options granted to  members of our Management Board who were in office during 2009:

	Incentive-based compensation from stock option plans
	Options Outstanding as of December 31,	Number of options: 2001 SOP tranche 2001	Value per option upon issuance (2001)	Number of options: 2001 SOP tranche 2002	Value per option upon issuance (2002)	Weighted average of the exercise prices of all stock options
			(€)		(€)	(€)
René Obermann	2009	48,195	4.87	28,830	3.79	23.40
	2008	48,195		28,830
Hamid Akhavan	2009	0		19,840	3.79	12.36
	2008	0		19,840
Dr. Manfred Balz	2009	32,130	4.87	17,360	3.79	23.81
	2008	32,130		17,360
Reinhard Clemens	2009	0
	2008	0
Dr. Karl-Gerhard Eick	2009	0
(until February 28, 2009)	2008	163,891	4.87	0		30.00
Timotheus Höttges	2009	0		17,050	3.79	12.36
	2008	0		17,050
Guido Kerkhoff (1)	2009	0		4,650	3,79	12.36
	2008			4,650
Thomas Sattelberger	2009	0		0
	2008	0		0
Niek Jan van Damme	2009	0		0
	2008	0		0
Total	2009	80,325		87,730
	2008	244,216		87,730

(1)
Guido Kerkhoff participates in the Stock Option Plan due to his previous position as employee of Deutsche Telekom AG. His inclusion in the table above led to a year-on-year increase in the number of options issued to members of the  Management Board, as Guido Kerkhoff was not a member of the Management Board in 2008.

The range of exercise prices of the options held by Mr. Obermann and Dr. Balz varied between EUR 12.36 and EUR 30.00. For additional information, see note (34) to the Consolidated Financial Statements.

Management Board total compensation for 2009

Total 2009 compensation for those persons who served as members of the Management Board during the 2009 financial year was EUR 13,913,554. Included in the total compensation amount is the fixed annual salary, other benefits, non-cash benefits, remuneration in kind, variable remuneration for 2009, and the fair value of the 2009 MTIP-Tranche as of December 31, 2009. The pension costs resulting from the company pension plan are recorded under service costs. Other compensation is comprised of non-performance-based compensation.

The compensation received by the individual members of the Management Board for their services as Management Board members in 2009 is shown in the following table.

Members of the Management Board	Compensation(1) (in €)
	Year	Fixed annual salary	Other compensation		Variable remuneration	MTIP (fair value on the date of the grant)	Total	Pension expense (service costs)
René Obermann	2009	1,250,000	37,233		1,365,000	76,613	2,728,846	549,326
	2008	1,250,000	86,262		1,762,500	116,738	3,215,500	495,302
Hamid Akhavan	2009	800,000	611,878	(1)	789,600	49,032	2,250,510	0
	2008	800,000	613,588	(1)	1,178,400	74,712	2,666,700	0
Dr. Manfred Balz	2009	660,000	19,204		468,600	33,710	1,181,514	423,373
(from October 22, 2008)	2008	127,742	4,641		122,485	26,149	281,017	117,570
Reinhard Clemens	2009	658,333	31,531		825,750	42,903	1,558,517	302,817
	2008	650,000	33,463		1,106,250	65,373	1,855,086	261,469
Dr. Karl-Gerhard Eick	2009	183,750	17,371		183,750	0	384,871	753,839
(until February 28, 2009)	2008	1,054,375	49,290		1,513,028	98,060	2,714,753	704,526
Timotheus Höttges	2009	750,000	21,583		803,250	45,968	1,620,801	244,599
	2008	750,000	24,506		1,116,000	70,043	1,960,549	204,936
Guido Kerkhoff	2009	433,333	11,874		692,250	36,774	1,174,231	230,190
(from March 1, 2009)	2008	0	0		0	0	0	0
Thomas Sattelberger	2009	800,000	5,687		976,250	52,607	1,834,544	865,667
	2008	800,000	44,221		1,292,500	80,160	2,216,881	948,713
Niek Jan van Damme	2009	366,667	31,538		549,450	30,134	977,789	231,583
(from March 1, 2009)	2008	0	0		0	0	0	0
Total	2009	5,902,083	787,899		6,653,900	367,741	13,711,623	3,601,394
	2008	5,432,117	855,971		8,091,163	531,235	14,910,486	2,732,516

(1)
Due to his U.S. citizenship and the different taxation regulations applicable in Germany and the United States, Mr. Akhavan received a monthly lump sum as a tax adjustment, in addition to the “pension substitute” amount.

The allocations to the pension provisions in 2009 amounted to EUR 4,081,024. This figure comprises service costs in the amount of EUR 3,601,394 and interest costs in the amount of EUR 479,630.

In the termination contract of Dr. Eick, all stock options and entitlements, if any, for the 2007 and 2008 MTIP tranches were terminated without compensation. For the period from January 1, 2009 until February 28, 2009, Dr. Eick received his regular fixed monthly compensation and a pro rata compensation for the 2009 variable remuneration, calculated on a target achievement of 100%. Dr. Eick’s pension entitlement has vested and cannot be forfeited.

No member of the Management Board received benefits or related commitments from a third-party for his activity as a Management Board member during the past financial year.

Former members of the Management Board

A total of EUR 4,249,734 was recorded for payments to and entitlements for former members of the Management Board (for periods after the term of their Management Board service) and their surviving dependents.

The provisions established for current pensions and vested rights to pensions for this group of persons and their surviving dependents amounted to EUR 96,259,798 as of December 31, 2009.

Mid-Term Incentive Plan Description

In 2004, we introduced our first MTIP to promote competitive total compensation for members of the Management Board and senior executives of the Deutsche Telekom Group as well as other beneficiaries, mainly in the United States and the United Kingdom. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group companies, which is designed to encourage mid- and long-term value creation in the Group, and therefore align the interests of management and shareholders.

The plan has a measurement term of three years. The intention is to launch a similar plan annually. A decision will be taken each year on whether to launch the plan for that year, as well as on the specific terms of the plan, in particular the performance targets.

The MTIP is a cash-based plan. A certain amount is set as an award to the beneficiaries by the relevant employer, and this amount is paid out to the beneficiaries after the end of the measurement period for the relevant tranche of the plan (three years), subject to the achievement of the two performance targets set forth in the plan. In 2008 and 2009, we introduced MTIP tranches five and six, with the same design features as the MTIP 2004.

The 2006, 2007, 2008 and 2009 MTIP tranches are tied to two equally weighted, stock-based performance parameters—one absolute and one relative. If both performance targets are achieved, then the total amount of the award is paid out. If only one performance target is achieved, 50% of the amount is paid out. If neither performance target is achieved, no payment is made.

The absolute performance target will be reached if, at the end of the three-year measurement period for the respective plan, Deutsche Telekom’s share price has risen by at least 30% compared with its share price at the beginning of the measurement period. The benchmark for the assessment is the non-weighted average closing prices of Deutsche Telekom shares in Deutsche Börse AG’s Xetra® trading during the last 20 trading days prior to the beginning and end of the plan. For the 2007 MTIP, the performance target will be achieved if an average closing share price of at least EUR 17.73 is reached during the defined 20 trading day period preceding the end of the measurement period. For the 2008 MTIP it is EUR 19.64 and for the 2009 MTIP it is EUR 14.31.

The relative performance target is achieved if the total return of Deutsche Telekom shares has outperformed the Dow Jones EURO STOXXSM Total Return Index on a percentage basis over the same period during the term of the individual plan. The benchmark is the non-weighted averages of Deutsche Telekom shares (based on the closing prices of Deutsche Telekom shares in Xetra® trading) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares, etc., and the non-weighted averages of the Dow Jones EURO STOXXSM Total Return Index during the last 20 trading days prior to the beginning and end of the individual MTIP. For the 2006 MTIP, the index’s starting value was 452.02 points. The starting value for the total return of Deutsche Telekom shares, which corresponds to their share price at the beginning of the plan, was EUR 14.00. For the 2007 MTIP, the index’s starting value was 551.91 points. The starting value of the total return for Deutsche Telekom shares was EUR 13.64 and for the MTIP 2008, the index’s starting value was 601.59 and the starting value for the total return of Deutsche Telekom shares was EUR 15.11. For the 2009 MTIP, the index’s starting value was 328.55 points, the starting value for the total return of Deutsche Telekom shares was EUR 11.01.

The goals and strategic relevance of the performance targets will be reviewed and adjusted if necessary prior to the launch of each new plan. The nature or thresholds of the performance targets for the plan cannot be changed once the plan has begun.

At the end of the term of the plan, the General Committee of our Supervisory Board, and since August 5, 2009, the Supervisory Board as a whole, is responsible for establishing whether the absolute and relative performance targets for the Management Board have been achieved. Based on these findings, the Management Board will establish whether the targets have been achieved for Deutsche Telekom AG and all participating companies as a whole and will communicate this decision. Once it has been established that one or both targets have been achieved, the payments will be made to the beneficiaries.

For the 2006 MTIP, the General Committee of the Supervisory Board decided at its meeting on February 4, 2009 that the relative performance target has been achieved. Consequently 50% of the awarded amount was paid out in February 2009.

The 2007 MTIP also achieved the relative performance target. The Supervisory Board decided at its meeting on February 24, 2010 that 50% of the awarded amount will paid out in March 2010.

Stock Option Plans

Since our inception as a privatized company in 1995, we established two compensatory stock option plans in which our senior management and key employees, as well as those of our subsidiaries, were granted option rights to purchase our shares. The only remaining plan, Stock Option Plan 2001, is described below. No additional options are available for grant under Stock Option Plan 2001. In addition, options are available for grant under the T-Mobile USA stock option plans described below.

Stock Option Plan 2001

At the shareholders’ meeting on May 29, 2001, an amendment to our Articles of Incorporation was approved, which conditionally increased our registered capital by up to a nominal amount of EUR 307.2 million, through the issuance of up to 120 million new shares, which we refer to as Stock Option Plan 2001. The shareholders’ resolution authorized our Supervisory Board to determine the detailed terms for the issuance of shares from this conditional share capital, and for the granting of option rights provided to Management Board members. In all other cases, our Management Board had been authorized to make these determinations.

At the shareholders’ meeting on May 18, 2004, our shareholders adopted a resolution that revoked the authorization to grant option rights given to our Boards under Stock Option Plan 2001, but only to the extent that the Boards had not yet granted option rights pursuant to the authorization. Further, our shareholders adopted a resolution on the partial cancellation of the conditional capital approved at the shareholders’ meeting on May 29, 2001, with respect to 107 million shares (with a nominal value of EUR 273,920,000). As a result, conditional capital in the aggregate amount of EUR 33,280,000 remained, exclusively to allow for the issuance of 13 million new no par value registered shares relating to option rights already granted prior to December 31, 2003, under Stock Option Plan 2001, to members of our Management Board, executives at levels below the Management Board, other executives, managers and specialists of Deutsche Telekom AG, and managing board members and other executives of second- and lower-tier domestic and foreign Group companies. The remaining conditional capital is to be implemented only to the extent option right holders exercise their option rights.

The term of these option rights runs until August 12, 2011 (Tranche 2001) and July 14, 2012 (Tranche 2002). All option rights that have been granted pursuant to Stock Option Plan 2001 are currently exercisable.

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

For further information regarding our stock-based compensation plans, including the number of options granted, exercise prices and expiration dates, see note (34) to the Consolidated Financial Statements.

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

A total of 5,403,000 Deutsche Telekom ADSs underlying such options were outstanding at December 31, 2009.

For more information, see note (34) to the Consolidated Financial Statements.

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

SHARE OWNERSHIP

The members of our Management Board in 2009 owned a total of 116,585 Deutsche Telekom shares and options exercisable for a total of 168,055 Deutsche Telekom shares, as of January 18, 2010. No individual member of our Management Board beneficially owned 1% or more of our outstanding shares as of January 18, 2010.

On an individual basis, the members of our Management Board in 2009 beneficially owned the following amount of Deutsche Telekom shares as of January 18, 2010:

Name	No. of Shares Subject to Options		No. of Shares Beneficially Owned
Current members:
René Obermann	48,195	(1)	71,040
	28,830	(2)
Hamid Akhavan	19,840	(2)	19,500
Dr. Manfred Balz	32,130	(1)	8,245
	17,360	(2)
Reinhard Clemens	0		0
Niek Jan van Damme	0		0
Timotheus Höttges	17,050	(2)	17,800
Guido Kerkhoff	4,650	(2)	0
Thomas Sattelberger	0		0
Total	168,055		116,585

(1)	Stock Option Plan 2001, tranche 1—exercise price: EUR 30.00; expiration date: August 12, 2011.
(2)	Stock Option Plan 2001, tranche 2—exercise price: EUR 12.36; expiration date: July 14, 2012.

The members of our Supervisory Board in 2009 owned a total of 3,654 shares as of January 18, 2010. No individual member of our Supervisory Board in 2009 beneficially owned 1% or more of our outstanding shares as of January 18, 2010.

On an individual basis, the members of our Supervisory Board in 2009 beneficially owned Deutsche Telekom shares as of January 18, 2010 as follows:

Name	No. of Shares Beneficially Owned
Current members:
Jörg Asmussen	0
Hermann Josef Becker	957
Dr. Wulf H. Bernotat	306
Monika Brandl	774
Hans Martin Bury	0
Josef Falbisoner	556
Dr. Hubertus von Grünberg	0
Lawrence H. Guffey(1)	0
Ulrich Hocker	0
Lothar Holzwarth	730
Hans-Jürgen Kallmeier	0
Sylvia Kühnast	37
Prof. Dr. Ulrich Lehner	0
Waltraud Litzenberger	144
Michael Löffler	150
Dr. Ulrich Middelmann	0
Lothar Schröder	0
Dr. Ulrich Schröder	0
Michael Sommer	0
Bernhard Walter	0
Former members who served on our Supervisory Board during 2009:
Prof. Dr. Wolfgang Reitzle	0
Prof. Dr. Wulf von Schimmelmann	0
Total	3,654

(1)
Mr. Guffey does not own any ordinary shares of Deutsche Telekom AG. Blackstone Capital Partners (Cayman) V L.P., and Blackstone Capital Partners (Cayman) V-A L.P. (collectively, the “BCP Cayman Funds”), for which Blackstone Management Associates (Cayman) V L.P. (“BMA Cayman”) is the general partner, and Blackstone DT Capital Partners V-S L.P., Blackstone Participation Partnership V L.P., Blackstone Family Investment Partnership V L.P. and Blackstone Family Investment Partnership V-A L.P. (collectively, the “BCP Funds”), for which Blackstone Management Associates V L.L.C. (“BMA”) is the general partner, and Blackstone GT Communications Partners L.P. and Blackstone Family Communications Partnership I L.P. (collectively, the “BCOM Funds” and, together with the BCP Cayman Funds and the BCP funds, the “Blackstone Funds”), for which Blackstone Communications Management Associates I L.L.C. (“BCMA”) is the general partner, collectively beneficially own 191.700,000 million shares of Deutsche Telekom AG. BMA Cayman, BMA and BCMA, as the general partners of such respective Blackstone Funds, have indirect voting and investment power over the shares in Deutsche Telekom AG held or controlled by the Blackstone Funds. Mr. Guffey is a member of BMA Cayman, BMA and BCMA and disclaims any beneficial ownership of the shares beneficially owned by BMA Cayman, BMA or BCMA, except to the extent of his pecuniary interest therein.

No individual member of our Supervisory Board beneficially holds options to purchase Deutsche Telekom shares in an amount that exceeds 1% of the total shares outstanding.

EMPLOYEES AND LABOR RELATIONS

Employees

As of December 31, 2009, the companies within the Deutsche Telekom consolidated Group employed a workforce of 259,920 people worldwide, excluding interns and apprentices. This represented an increase of 14.1% compared to December 31, 2008 which is primarily due to the first time consolidation of OTE.  The number of employees also grew in the Systems Solution operating segment due to the expansion of business outside of Germany, while the increase in the number of employees at the United States operating segment resulted from further retail distribution growth.

	2009	2008	2007
Deutsche Telekom Group employees(1)	259,920	227,747	241,426

Deutsche Telekom AG	49,122	44,645	51,863
Of which: Civil Servants	29,188	32,113	35,559
Of which: Salaried employees and wage earners(2)	19,934	12,532	16,304

Breakdown by operating segment
Germany	81,336	85,637	91,337
United States	40,697	38,031	33,750
Europe	17,631	18,255	18,043
Southern and Eastern Europe	53,532	20,885	22,491
Systems Solutions	46,021	45,862	49,835
Group Headquarters and Shared Services	20,703	19,077	25,970

Breakdown by geographic area
Germany	127,487	131,713	148,938
International	132,433	96,034	92,488
Of which: other EU Member States	76,196	45,115	45,709
Of which: rest of Europe	10,061	7,908	8,179
Of which: North America	41,235	38,621	34,297
Of which: rest of world	4,941	4,390	4,303

(1)	Employees, excluding interns and apprentices.
(2)
Thereof, 6,597 “civil servants temporarily without civil servant status” at December 31, 2009. Civil servants temporarily without civil servant status have voluntarily suspended their civil servant status in order to take positions, or accept employment conditions within the Group, that are for legal or practical reasons incompatible with civil servant status. They have the right to reclaim civil servant status and the benefits associated with that status when they have concluded their non-civil servant assignments.  The figures in this table also include an additional 13,267 civil servants temporarily without civil servant status who work at our subsidiaries.

Employee Relations

In Germany, works councils (Betriebsräte), whose members are elected by the employees, represent the interests of the employees in accordance with the Works Council Act (Betriebsverfassungsgesetz). Works councils are established locally, as well as at the subsidiary level and at the Group level. Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including work schedules and rules of conduct. In April 2004, we established an EU-wide works council, which complies with the EU Works Council Directive. It has the right to be informed and consulted regarding our EU employees, but does not have the right to participate in the decision-making process. Traditionally, we have had a good relationship with our works councils and the unions.

Civil Servants

As of December 31, 2009, approximately 29,200 of our employees had active civil servant status in Germany. No employees hired after January 1, 1995, have been granted civil servant status. Pursuant to the law governing our privatization, our civil servant employees retained their civil servant status. Accordingly, the terms and conditions of their employment and the benefits owed to them continue to be governed by German regulations regarding civil servants. In particular, civil servant salaries are set by statute and not by us or by collective bargaining agreements. In addition, civil servants are tenured employees and may not be unilaterally terminated except in extraordinary, statutorily defined circumstances. Civil servants are not permitted to participate in work-related actions such as strikes, but are permitted to join labor unions. Although we are authorized, pursuant to the law governing our privatization, to exercise generally the rights and duties of the Federal Republic as the employer of civil servants, the Federal Postal and Telecommunication Agency (Bundesanstalt für Post und Telekommunikation or the Federal Agency) has a right of consultation in the implementation of certain aspects of the terms under which we employ civil servants.

Under the German Postal Employees Act (Postpersonalrechtsgesetz), which governs the legal position of civil servants at Deutsche Telekom AG, we have been given greater flexibility with respect to our relationship with our civil servants. Among other things, this law allowed for the complete elimination of the Christmas bonus, making it possible for us to finance the reduction in weekly working hours from 38 to 34 under our employment alliance, which also applied to civil servants from April 2004. The agreement provides the option of assigning tasks in companies within or outside the Group to active civil servants. The civil servants’ compensation, healthcare and pension entitlements have been maintained. Under certain circumstances, civil servants may also be transferred, even without their consent, to companies in which Deutsche Telekom AG has a direct or indirect majority shareholding. However, there is a risk that civil servants temporarily without civil servant status may return to Deutsche Telekom AG, for example, after the completion of their work at one of our subsidiaries. Although we attempt to reduce this risk through compensation payments from the subsidiaries to Deutsche Telekom AG,  we cannot eliminate it completely.

Since 2004, the collective bargaining agreement between Deutsche Telekom AG and the ver.di union has been funded for civil servants by various measures, including the elimination of year-end bonuses (Christmas bonuses) based on an amendment of the Legal Provisions for the German Postal Employees Act. Civil servants have raised objections and taken legal action against this amendment. For more information, see “Item 8. Financial Information—Legal Proceedings – Civil Servants.”

Civil servants employed by us are entitled to pension benefits provided by the German federal government pursuant to the Civil Servants’ Benefits Act (Beamtenversorgungsgesetz). Pursuant to the law governing our privatization, we are required to make annual contributions to a special pension fund established to fund such pension obligations. The special pension fund was merged in 2000 with the special pension funds of Deutsche Post AG and Deutsche Postbank AG to form a joint pension fund, the Federal Pension Service for Post and Telecommunication (Bundes-Pensions-Service für Post und Telekommunikation e.V., the “BPS-PT”). The BPS-PT works for the funds of all three companies and also handles financial administration for the Federal Republic on a trust basis. All transactions for pension and allowance payments to employees are made by BPS-PT for the companies Deutsche Post AG, Deutsche Postbank AG and Deutsche Telekom AG.

In accordance with the provisions of the Post and Telecommunications Reorganization Act (Postneuordnungsgesetz), the special pension fund makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil servant status. Since 2000, we have been legally obligated to make an annual contribution to the special pension fund of 33% of the gross remuneration of active civil servants of Deutsche Telekom AG and the imputed gross remuneration of civil servants temporarily without civil servant status of Deutsche Telekom AG entitled to pension payments. These contributions amounted to EUR 684 million in 2009, EUR 762 million in 2008 and  EUR 772 million in 2007. The Federal Republic compensates the special pension fund for differences between the ongoing payment obligations of the special pension fund, amounts received from us and returns on assets, and guarantees that the special pension fund is always in a position to fulfill the obligations it has assumed. The Federal Republic cannot require reimbursement from us for amounts paid by it to the special fund.

Provisions for civil servants in the Deutsche Telekom Group

On November 16, 2006, the “Second Bill to Amend the Act for the Improvement of the Staff Structure at the Residual Special Asset of the Federal Railways and the Successor Companies of the Former Deutsche Bundespost” (Zweites Gesetz zur Änderung des Gesetzes zur Verbesserung der personellen Struktur beim Bundeseisenbahnvermögen und in den Unternehmen der Deutschen Bundespost) entered into force. Among other things, this Act was intended to help correct the negative consequences of a structural feature of the successor companies to Deutsche Bundespost (Deutsche Telekom AG, Deutsche Post AG, Deutsche Postbank AG). These successor companies employ a high proportion of civil servants in Western Germany, while staff covered by collective agreements make up the majority of the workforce in Eastern Germany. On the basis of the 2006 law, we became able to include civil servants in staff restructuring measures. Civil servants of all service grades, who are working in areas where there is a surplus of staff and for whom employment in another area is not possible or cannot reasonably be expected in line with civil service legislation, have been able to apply for early retirement from the age of 55.

Provisions for civil servants in the Deutsche Telekom Group.

The Act for the Reform of Civil Service Law (Dienstrechtsneuordnungsgesetz) came into force on February 12, 2009 and the related remuneration schedule for civil servants was adjusted effective July 1, 2009. This Act includes a gradual postponement of the retirement age of federal civil servants to 67. This postponement does not apply, however, to those civil servants who choose to take early retirement, meaning civil servants who are eligible can still take early retirement upon reaching the age of 55.

Although the Act provides an opportunity to extend the early retirement option until December 31, 2012, this arrangement is currently limited until December 31, 2010. Exercise of the early retirement option after December 31, 2010 is subject to a decision by the Board of Management that is scheduled to be made in the second half of 2010.  Civil servants who fulfill certain conditions may elect to apply for early retirement under the early retirement option until December 31, 2010. With the entry into force of the Act for the Reform of Civil Service Law, the German Legislature has given our Board of Management the choice to extend the early retirement option to December 31, 2012, in which case a Board of Management resolution is required.  A decision is expected from the Board of Management in the second half of 2010 on whether the application of the early retirement option is to be extended beyond December 31, 2010.

Other Employees

As of December 31, 2009, approximately 98,300 of our employees in Germany were non-civil servants. The majority of these employees are covered by collective bargaining agreements, but non-civil servant employees in Germany with a continuous labor contract of more than six months are covered by the Dismissal Protection Act (Kündigungsschutzgesetz), which imposes various restrictions on the involuntary termination of employment. In particular, the Dismissal Protection Act contains regulations that limit the fundamental right in German civil law to terminate long-term contracts (known as “continuing obligations”) in favor of employees to “socially justified dismissals.”

Many of our employees in Germany are organized in unions, principally the union “ver.di” (Vereinte Dienstleistungsgewerkschaft). We also have labor contracts negotiated with smaller unions. Due to our acquisition of debis Systemhaus GmbH in 2002, the union IG Metall (Industriegewerkschaft Metall) represents some employees of T-Systems. The terms and conditions of employment and salary increases for non-civil servant employees are negotiated between the unions and us. Pursuant to the law governing our privatization, the Federal Agency is responsible for concluding collective bargaining agreements relating to certain statutorily defined non-wage benefits, rules of conduct and other general terms of employment. Such agreements only become effective with our consent. For more information regarding agreements between the Federal Agency and us, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Collective bargaining in the Deutsche Telekom Group.

Collective bargaining for Deutsche Telekom AG, for the service companies Deutsche Telekom Netzproduktion (DT NP), Deutsche Telekom Technischer Service (DT TS) and Deutsche Telekom Kundenservice (DT KS), as well as for Vivento Customer Services (VCS), T-Direkt, Deutsche Funkturm Management GmbH, Telekom Shop Vertriebsgesellschaft, and DeTeFleetServices GmbH were concluded in the 2009 reporting year.

On March 13, 2009, the negotiating parties reached an agreement in the arbitration proceedings governing the 2009 collective bargaining for certain employees of Deutsche Telekom AG and three of its German service subsidiaries Deutsche Telekom Netzproduktion, Deutsche Telekom Technischer Service and Deutsche Telekom Kundenservice. Salaries for employees at Deutsche Telekom and those companies will gradually increase by a total of 5.5 % over a total of 24 months, with a 3 % increase with retroactive effect as of January 1, 2009 and an increase of an additional 2.5 % of January 1, 2010. In addition, protection from compulsory redundancy for the affected employees was extended by another year. Pay-scale employees at Deutsche Telekom AG are guaranteed jobs up until the end of 2010, while their counterparts in the three service companies have job security until the end of 2013. A year’s extension was also agreed for the commitment not to sell the service companies. As a result, the commitment not to sell the service companies will not expire until the end of 2011.

Employees of the three service companies who personally contributed to the companies’ improved cost efficiency by accepting a pay cut negotiated with ver.di in 2007 as part of the process of establishing the service companies will receive an additional top-up of 3.1%, comprising 2 % initially for 2009, and a further 1.1 % for 2010.

Staff Restructuring in Germany

The higher quality and service requirements imposed by business customers and consumers are one of the most important factors in determining how we utilize our employees. The rapid pace of technological advances, which are intensifying competition and thus cost pressure both on the national and international level, present a further challenge. In Germany and other European countries, regulatory authorities pursue policies of redistributing market share in favor of our competitors and at cost structures that do not reflect our actual costs or investments in infrastructure.

To this end, we have adopted a broad-based approach to staff restructuring, comprised of measures to reduce overall headcount while avoiding compulsory redundancies, alongside demand-driven skills development and employee advancement programs, as well as the targeted recruitment of junior staff with relevant skills. In existing core markets, such as the fixed-line business, we are committed to downsizing the workforce in order to remain competitive, while in areas with direct customer contact, such as our Telekom shops, and in certain growth markets, new jobs are being created.

Offsetting the necessary reductions, growth in new business areas has resulted in staff restructuring and expansion. The Group recruited 3,664 new staff as part of the hiring initiatives in 2009.

In 2009, expenses for our personnel measures totaled approximately EUR 529 million. These measures relate mainly to severance and other incentive payments that will continue to have an effect after 2009. In particular, this relates to expenses in connection with the rules for the early-retirement of civil servants in the amount of EUR 113 million, as well as expenses for severance payments and early retirement for non civil servants both in and outside of Germany in the amount of EUR 416 million.

When Group companies or operations are sold or otherwise deconsolidated, some civil servants generally choose to continue working at the relevant companies or operations.  In this event, for the civil servants (who have temporarily given up their civil servant status to work outside of Deutsche Telekom AG) have the right to return to Deutsche Telekom AG if they so chose. For example, as of December 31, 2009, the total number of civil servants that can avail themselves of this right of return to the Deutsche Telekom AG was approximately 3,500, which represented a considerable decrease over the 2008 year-end figure, as a result of approximately 400 civil servants actually returning to the Deutsche Telekom Group mainly from Nokia Siemens Networks, Strabag and the cable network operators.

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

Vivento made an important contribution to the personnel restructuring in the Group in 2009 by locating external employment opportunities, in particular within the public sector. At December 31, 2009, the workforce at Vivento totaled around 9,600 employees. This included around 4,200 employees who were deployed externally, mainly in the public sector, for example at the Federal Employment Agency. In addition, approximately 2,600 people were employed within the Group, especially in call centers, and around 2,800 employees were placed in Vivento’s operational and strategic units or otherwise supported by Vivento.

During 2009, 2,300 employees left Vivento, with around half pursuing new employment opportunities outside our Company. This brings the total number of employees that have found jobs outside of Vivento since its formation to 35,211. Around 3,700 employees were transferred to Vivento during 2009, bringing the number of staff transferred to Vivento since its formation to 44,776. During 2009, around 78 % of the 9,200 employees in Vivento (excluding Vivento's management) were in alternative employment or undergoing training.

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

According to information supplied to us by the Federal Republic, at December 31, 2009, the Federal Republic’s direct ownership interest in our company was 14.83%. KfW, a development bank that is 80% owned by the Federal Republic and 20% owned by the German federal states, owned 16.87% of our shares at December 31, 2009.

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

At present, the Finance Ministry and KfW each have one representative on our Supervisory Board. Additionally, the Finance Ministry has one representative on the supervisory boards of our subsidiaries, T-Systems International GmbH and T-Mobile Deutschland GmbH. For a description of the rights and responsibilities of the members of the Supervisory Board, see “Item 6. Directors, Senior Management and Employees—Supervisory Board.”

The table below sets forth the number of our ordinary shares held by holders of more than 5% of our ordinary shares and their percentage of ownership, based on information supplied to us by such holders, as of the dates indicated.

	For the years ended December 31,(1)
	2009			2008		2007
	Shares owned		%	Shares owned	%	Shares owned	%
Federal Republic	646,575,126		14.83	646,575,126	14.83	646,575,126	14.83
KfW	735,661,686	(2)	16.87	735,661,686	16.87	735,667,390	16.87
			31.70		31.70		31.70

(1)	Percentages calculated based on total outstanding shares as of the period end, which do not give effect to shares to be delivered in connection with the maturity of certain exchangeable bonds.
(2)	Of which, approximately 200.9 million shares are subject to transfer to KfW security holders in accordance with the terms of outstanding KfW securities maturing in 2011.

The Blackstone Group holds 191,700,000 shares, which represents 4.4% of our outstanding shares. In addition, BlackRock holds 145,762,000 shares, which represents 3.3% of our outstanding shares.

Major Shareholders do not have different voting rights from any of our other shareholders.

As noted above, KfW is 80% owned by the Federal Republic. The Federal Republic has publicly stated its intention to reduce its holdings of Deutsche Telekom shares. We do not expect that a reduction in the holdings of our shares by the Federal Republic or KfW will have a material negative effect on our governance or business.

Based on our share register, as of February 24, 2010, we had approximately 1,760,762 registered holders of our ordinary shares, including 1,624 registered holders of our shares with addresses in the United States. As of December 31, 2009, there were 4,361,319,993 total outstanding shares.

As of February 24, 2010, there were 140,079,903 of our ADSs outstanding, with 1,319 registered holders of record of our ADSs with addresses in the United States and 45 holders of record of our ADSs with addresses outside the United States.

RELATED PARTY TRANSACTIONS

Relationship with the Federal Republic

For as long as the Federal Republic is a shareholder with controlling influence (beherrschender Einfluss), our Management Board is required to produce a report (Abhängigkeitsbericht) setting forth the relationships and the transactions entered into between us and the Federal Republic or its affiliated agencies and enterprises. This “related-party report,” which is intended to protect minority shareholders and creditors, must include a declaration by the Management Board as to the fairness of transactions and dealings with the Federal Republic. Our independent auditors are required to confirm the accuracy of this report. The Supervisory Board is then required to review the related-party report and the auditor’s findings thereon and inform the shareholders as to the conclusions of both. In the 2009 related-party report, our Management Board declared that, under the circumstances known to the Management Board at the time we performed the specified business transactions with the Federal Republic or its affiliated enterprises (including the Federal Agency), we received appropriate remuneration in respect of these transactions, and that we did not perform or omit any actions on behalf of, or on the instructions of, the controlling shareholder, in its capacity as such, or of its affiliated enterprises. Our independent auditors have confirmed the accuracy of our 2009 related-party report regarding the relationships between our controlling shareholder and us.

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

Services provided by the Federal Agency pursuant to applicable law are rendered on the basis of service agreements between us, Deutsche Postbank or Deutsche Post and the Federal Agency. Because German law currently requires that each of Deutsche Telekom, Deutsche Postbank and Deutsche Post enter into a service agreement with the Federal Agency covering the services described above, we have not considered entering into arrangements with third parties for the provision of these services. Costs of the Federal Agency incurred in connection with providing these services are financed out of fees agreed upon with us, Deutsche Post and Deutsche Postbank. We made a payment of EUR 56 million for these services in 2009 (2008: EUR 55 million; 2007 EUR 52 million).

In 2009 the total costs of the Federal Agency, consisting mainly of personnel costs for its employees, were allocated pursuant to a cost plus 2% attribution system of the Federal Agency on the basis of the actual expenses of the Federal Agency.

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

We also purchase goods and services, primarily distribution and transportation, printing, warehousing and other services, from Deutsche Post World Net group (“Deutsche Post”), 30.5% of whose shares are owned by the KfW. Deutsche Post also purchases goods and services, primarily consisting of information technology and corporate network services from us. Two of our current Supervisory Board members are members of the Supervisory Boards of Deutsche Post AG and Deutsche Postbank AG.

We and Deutsche Postbank have entered into a master credit agreement in the amount of EUR 600 million. As of December 31, 2009, no amounts were drawn down under this credit line. The interest rate of this credit is a reference rate (Euribor/Eonia) plus a margin that depends on our credit rating. The margin is currently 60 basis points per year. In the ordinary course of business, we engage in a variety of other routine commercial banking relationships with Deutsche Postbank. In 2009, we deposited cash with Deutsche Postbank at normal market rates of interests and maturities.

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

Federal Republic Guarantees

Under German law, all of our liabilities outstanding as of January 1, 1995, the date of Deutsche Telekom’s registration in the Commercial Register (Handelsregister) in Bonn, became guaranteed by the Federal Republic. This guarantee replaced the Federal Republic’s obligations with respect to our liabilities when it was a state-owned special asset. The Federal Republic does not guarantee liabilities we incurred after January 1, 1995. These guarantees amounted to an aggregate of EUR 1.9 billion as of December 31, 2009 (December 31, 2008: EUR 2.1 billion).

DT 3 Offering

In connection with the global offering of our securities by KfW in June 2000 (the “DT 3 Offering”), we agreed to bear certain offering-related expenses in view of the benefits to be accrued by us from the offering. We, the Federal Republic and KfW agreed to indemnify the underwriters of that offering against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, in the manner provided for in the underwriting agreement. The underwriting agreement allocated among us, the Federal Republic and KfW indemnification responsibility for particular sections of the disclosure materials, with us taking responsibility vis-а-vis the underwriters for, among other things, the parts of the disclosure materials concerning our business and financial statements. Additionally, we agreed with KfW to assume responsibility for errors, if any, in the translation of some of the prospectuses and in certain supplementary disclosure items that were required under local law in some offering jurisdictions. Moreover, as the issuer of the shares that were offered, we became subject to the prospectus liabilities, if any, associated with the registering or listing of the securities offered in various jurisdictions. The underwriting agreement provided that its underwriter indemnification provisions were in addition to, and did not affect, any liability that we, KfW, the Federal Republic or the underwriters may otherwise have had. For more information, see “Item 8. Financial Information—Legal Proceedings – Reimbursement Proceedings against the Federal Republic and KfW.”

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

ITEM 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS
For more information, see “Item 18. Financial Statements.”

EXPORT SALES
See note (31) to the Consolidated Financial Statements for a presentation of our revenues by geographic area.

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

Securities and Corporate Law-Related Proceedings

German Prospectus Liability Suits

Since 2001, purported purchasers of our shares sold pursuant to prospectuses dated June 25, 1999, and May 26, 2000, have filed more than 2,600 lawsuits in Germany predominantly alleging that the book values of our real property portfolio were improperly established and maintained under German GAAP and that we allegedly failed to adequately disclose detailed information relating to merger negotiations between us and VoiceStream Wireless Corporation (the predecessor of T-Mobile USA). These lawsuits are pending before the Regional Court (Landgericht) in Frankfurt am Main. The aggregate amount of all shareholders’ claims filed in Germany in these lawsuits is approximately EUR 80 million.

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

The Frankfurt Court of Appeals held oral hearings during 2008 and 2009 and heard witnesses in Germany and in the United States  in connection with the Voice Stream-related allegations. An oral hearing on the merits scheduled for December 2009 was postponed on procedural grounds.  It is currently uncertain when the proceedings before the Frankfurt Court of Appeals will recommence. We are contesting the aforementioned lawsuits vigorously, but we are not in a position to predict the outcome of the lawsuits at this time.

Prospectus Liability Conciliation Proceedings

In addition, many purported shareholders have initiated conciliation proceedings with a state institution in Hamburg (Oeffentliche Rechtsauskunfts- und Antragsstelle der Freien und Hansestadt Hamburg, the “OeRA”), in our view, mainly as an effort to stay the statute of limitations. The claims made in these conciliation proceedings are analogous to those made in the prospectus liability lawsuits described above. Our participation in these conciliation proceedings would be voluntary, and we have declined to participate. The OeRA has closed the majority of the proceedings because of the lack of participation of either or both parties. About 4,000 conciliation proceedings, however, have not been finally closed.  In 2005, we asked the competent court in the State of Hamburg to order the closing of these pending proceedings. A decision on our motion may be granted in 2010. Upon the closing of the conciliation proceedings, the statute of limitations with respect to the time within which to bring a civil action is stayed for six months. A number of applicants have already filed civil proceedings, and we cannot rule out that a number of additional applicants will file lawsuits analogous to those made in the prospectus liability lawsuits described above.

Reimbursement Proceedings against the Federal Republic and KfW

In December 2005, we filed lawsuits against the Federal Republic and KfW for the reimbursement of expenses in connection with a June 2000 offering of our shares, in the amount of approximately EUR 112 million. We claim that the Federal Republic and KfW are obliged to reimburse us for legal expenses and settlement costs that we incurred in connection with the resolution of U.S. class action lawsuits relating to that offering. Our claim includes a demand for reimbursement of our D&O insurers in the aggregate amount of EUR 46 million. In June 2007, the Regional Court in Bonn held that the claim is justified on the merits. However, all parties have filed appeals against various aspects of the decision. The Cologne Court of Appeals dismissed our claims in May 2009. We filed an appeal with the Federal Court of Justice (Bundesgerichtshof) regarding substantive points of law (Revision) on June 15, 2009 and filed our brief on November 13, 2009. The Court now has to decide whether to accept the case.

PTC Proceedings

In December 2000, T-Mobile Deutschland GmbH (“T-Mobile Deutschland”) commenced arbitration proceedings  in Vienna, Austria, against Elektrim S.A. (“Elektrim”) and Elektrim Telekomunikacja Sp. z o.o. (“Telco”) claiming that Elektrim and Telco breached the deed of formation and the shareholders’ agreement  of Polska Telefonia Cyfrowa Sp. z o. o. (“PTC”) by attempting to transfer all but one of Elektrim’s shares in PTC to Telco, a limited company under Polish law jointly owned by Elektrim and Vivendi S.A. (“Vivendi”).

In November 2004, the arbitration tribunal held that the attempted transfer of the PTC shares to Telco was ineffective because it had not satisfied the requirements of the deed of formation and the shareholders’ agreement.  The tribunal thus found that the shares had remained with Elektrim at all material times. The tribunal further held that the attempted transfer of the shares to Telco would qualify as a material default if Elektrim did not recover those shares within two months.  Under the PTC shareholders’ agreement, such material default gives rise to a call option in favor of T-Mobile Deutschland over Elektrim’s shares in PTC at a price equal to their book value.

Since Elektrim, in our opinion, failed to recover these shares within the two-month period, T-Mobile Deutschland provided notice of exercise of its call option regarding such shares upon expiration of the two-month period. Elektrim disputed the validity of our exercise of such call option, and claimed that it had recovered the shares within the two-month period set by the tribunal. We initiated further arbitration proceedings against Elektrim, seeking a declaration that we had validly exercised the call option, and, as a result, had acquired the shares that Elektrim owned.  In two decisions of a Vienna arbitration tribunal (dated June 6 and October 2, 2006, respectively), it was held that T-Mobile Deutschland validly exercised the call option and that it acquired the disputed shares with effect as of February 15, 2005, upon payment of the then book value and upon provision of an undertaking to pay any additional purchase price the tribunal might award to Elektrim. As consideration for the additional 48% of the shares in PTC, T-Mobile Deutschland has paid approximately EUR 0.7 billion to date. Any further payments to be made will depend on the course of future events, including in particular the outcome of bankruptcy proceedings relating to Elektrim. For more information, see “Notes to the Consolidated Financial Statements—Summary of accounting policies—Business combinations.”

Telco sought annulment of the November 2004 award before the Austrian courts. On December 20, 2005, the Vienna Commercial Court (first instance) partially annulled the November 2004 award. However, an appeal against this decision by Elektrim and T-Mobile Deutschland before the Vienna Court of Appeals was successful and subsequently confirmed by the Austrian Supreme Court on December 18, 2006. Accordingly, in our view, the ruling of the arbitration tribunal can no longer successfully be challenged or annulled. In December 2007, Telco, and two small PTC shareholders (Carcom Warszawa Sp. z o. o.  (“Carcom”) and Elektrim Autoinvest S.A. (“Autoinvest”)) controlled by Vivendi, filed a claim with the Austrian courts seeking a declaration that the November 2004 award is a non-award. The court of first instance rejected the claim on February 16, 2009. Telco, Carcom and Autoinvest have filed an appeal against the decision, which was rejected by the Vienna Court of Appeals on November 12, 2009. Telco, Carcom and Autoinvest have filed a further appeal against such decision with the Austrian Supreme Court.

Telco, Carcom and Autoinvest also brought annulment proceedings against the two awards (dated June 6 and October 2, 2006) regarding T-Mobile Deutschland's call option. The Vienna Commercial Court at first instance rejected these annulment claims. Telco, Carcom and Autoinvest filed an appeal against each of the two decisions. On January 21, 2009, the Court of Appeals rejected the appeal regarding the October award. Telco, Carcom and Autoinvest did not file an appeal with the Austrian Supreme Court, with the result that the decision of the Court of Appeals is final. To date, there has been no decision of the Vienna Commercial Court regarding the June award.

Elektrim, with the participation of T-Mobile Deutschland, further sought recognition of the November 2004 award before the Polish courts, which was granted by the Warsaw court of first instance in February 2005. On March 29, 2006, the Warsaw Court of Appeals confirmed the lower court decision recognizing the Vienna arbitration award of November 2004 as binding and enforceable in Poland. This decision was then subject to a further appeal by Telco to the Polish Supreme Court, which sent the case back to the court of first instance to be reconsidered due to a procedural error made by the Warsaw court of first instance. On June 18, 2008, the court of first instance again recognized the award.  Upon Telco’s appeal, however, the Warsaw Court of Appeals reversed this decision on September 24, 2009. T-Mobile Deutschland and Elektrim have filed an appeal against the decision of the Warsaw Court of Appeals with the Polish Supreme Court. T-Mobile Deutschland and Elektrim have filed an appeal against the decision of the Warsaw Court of Appeals with the Polish Supreme Court.

On December 7, 2004, Telco filed a lawsuit against PTC before the District Court in Warsaw seeking a court decision declaring that Telco is a valid shareholder of 48% of PTC shares. On June 24, 2008, the Court of Appeals in Warsaw issued a decision stating that Polish courts have jurisdiction in this case. The case was remanded to the District Court in Warsaw, where it is still pending.

Other litigation among the parties, including Vivendi, Elektrim and Telco, continues. In particular, in April 2005, Vivendi filed a claim against T-Mobile International AG (formerly T-Mobile International AG & Co. KG) and Deutsche Telekom AG with the Tribunal de Commerce de Paris seeking (i) a declaration that T-Mobile International AG and Deutsche Telekom AG had wrongfully terminated contractual negotiations with Vivendi in September 2004, and (ii) damages of more than EUR 2.4 billion. On March 18, 2008, the Tribunal de Commerce de Paris held that Deutsche Telekom had not wrongfully terminated the negotiations, and thus dismissed Vivendi’s claim for damages. Vivendi appealed the decision in August 2008, reducing the damages sought to approximately EUR 1.9 billion.  In October 2009, Vivendi withdrew its main claim, thus further reducing the damages sought to EUR 53 million for costs, expenses and alleged reputational damage.

Additionally, Telco initiated tort actions in the Warsaw court of first instance against, among others, six employees of Deutsche Telekom and affiliated companies who were nominated to, or have acted as nominees of T-Mobile Deutschland and its affiliates in, the governing bodies of PTC, T-Mobile Deutschland and T-Mobile Poland Holding No. 1 B.V. (“T-Mobile Poland Holding”) claiming 3 million Polish zloty (approximately EUR 690,000) and an additional as yet undetermined amount, in damages.

On September 4, 2009, Vivendi and it's subsidiary VTI filed a motion for settlement against Deutsche Telekom, T-Mobile Deutschland and certain parties affiliated with Elektrim concerning the alleged claim of Vivendi and VTI for damages (in the amount of approximately EUR 3 billion) in connection with an alleged participation in asset stripping of Elektrim and asserting tortious interference with the agreements between Elektrim and Vivendi. We rejected the claim in full and refused to conclude such settlement. It is possible that the motion for settlement will be followed by a suit for damages by Vivendi and VTI

In February 2006, we were informed that Telco had filed a lawsuit before the District Court in Warsaw, seeking to exclude T-Mobile Deutschland GmbH, T-Mobile Poland Holding and Polpager Sp. z o.o. (“Polpager”) from ownership in PTC and to obtain summary relief freezing T-Mobile Deutschland’s shareholder rights. Such summary relief was not granted. The proceedings are currently suspended.

On August 21, 2007, Elektrim was declared bankrupt with the possibility of reorganization. On November 26, 2007, T-Mobile Deutschland filed its claims, as well as claims of T-Mobile Poland Holding, Polpager and PTC that had been transferred to T-Mobile Deutschland on a fiduciary basis, against Elektrim in the aggregate amount of approximately 14.2 billion Polish zloty (EUR 3.3 billion). These damage claims relate to interference by Telco, which was supported by Elektrim at that time, in the business of PTC. The claims were rejected by the insolvency court (first instance) in Warsaw but T-Mobile Deutschland has appealed this decision.

We have also sought redress for the damage caused to us and PTC in civil proceedings against Telco that T-Mobile Deutschland initiated in the Polish courts and which are still pending, as well as in arbitration proceedings in Vienna under the Vienna Rules against Vivendi, Carcom and Autoinvest in 2007. T-Mobile Deutschland is seeking an award of damages in excess of EUR 1.2 billion, incurred as a result of Vivendi’s and its affiliates’ tortious conduct and Carcom’s and Autoinvest’s breaches of the PTC deed of formation and the shareholders’ agreement. We also initiated two separate arbitration proceedings in Vienna under the Vienna Rules against Carcom and Autoinvest, seeking a declaration of material default against each of these entities. These proceedings are still pending.

On April 13, 2006, Vivendi filed arbitration proceedings against Deutsche Telekom AG, T-Mobile International, Telco and other defendants under the Rules of the International Chamber of Commerce (with the place of arbitration located in Geneva, Switzerland), asserting a breach of an alleged oral agreement that purportedly caused Vivendi to incur damage in an amount of more than EUR 3 billion. Vivendi alleges that it and the defendants had reached an oral agreement to end, among others, all legal disputes concerning the equity interests in PTC. The proceedings are still pending.

On October 23, 2006, T-Mobile USA, Inc., T-Mobile Deutschland, T-Mobile International AG and Deutsche Telekom AG (the “DT Defendants”) were named as defendants in a lawsuit filed by Vivendi in the United States District Court for the Western District of Washington. Vivendi and a U.S. subsidiary, Vivendi Holding I Corp., alleged violations of the Racketeer Influenced and Corrupt Organizations provisions of the Organized Crime Control Act of 1970 (“RICO”), and common law fraud in connection with the DT Defendants’ acquisition of a controlling stake in PTC.  On June 5, 2008, the district court granted the DT Defendants’ motion to dismiss the plaintiffs’ action in its entirety on grounds of forum non conveniens. On November 2, 2009, the United States Court of Appeals for the Ninth Circuit affirmed the district court’s dismissal of plaintiffs’ claims.

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

Proceedings Relating to the Merger with T-Online International AG (T-Online)

Release Proceedings Relating to the T-Online Merger

Some former shareholders of T-Online filed lawsuits with the Regional Court in Darmstadt, Germany, challenging the validity of the resolution approving the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom AG, adopted at the T-Online Shareholders’ Meeting on April 29, 2005. Even if the plaintiffs prevail, these lawsuits would not lead to an annulment of the merger, and the court could only find Deutsche Telekom liable for damages. On August 23, 2006, the Regional Court in Frankfurt am Main rejected the transfer of the lawsuits from the Regional Court in Darmstadt to the Regional Court in Frankfurt am Main. On October 20, 2006, the Regional Court in Darmstadt decided to have the Court of Appeals in Frankfurt am Main determine the competent court. On December 28, 2007, the Court of Appeals in Frankfurt am Main decided in an interlocutory proceeding that the Regional Court in Frankfurt am Main is the competent court. The lawsuits challenging the validity of the merger resolution (main proceedings) are still pending. We believe that they are without merit.

Proceedings Relating to the Merger Exchange Ratio

Several former T-Online shareholders filed requests for judicial review of the appropriateness of the merger exchange ratio set forth in the merger agreement of March 8, 2005, between T-Online and Deutsche Telekom with the District Court in Frankfurt am Main. Under the German Transformation Act (Umwandlungsgesetz) former shareholders of T-Online, whose shares have been exchanged for Deutsche Telekom shares in the course of the merger, may request a judicial review of the appropriateness of the merger exchange ratio by the District Court in Frankfurt am Main in appraisal proceedings. If in these appraisal proceedings there is a final and binding determination that the exchange ratio was too low for the T-Online shares, the competent court would assess an additional cash payment, which Deutsche Telekom would pay to all former T-Online shareholders whose shares had been exchanged for Deutsche Telekom shares in the course of the merger. The exchange ratio set forth in the merger agreement was determined on the basis of company evaluations conducted by Deutsche Telekom and T-Online with the assistance of two audit firms. In addition, after the conclusion of the merger agreement, the independent merger auditor selected and appointed by order of the court had stated that, according to his findings, the exchange ratio is appropriate. The court scheduled a first oral hearing in the case for February 12, 2008 and took evidence by hearing of witnesses. In May 2008, the court decided in a procedural order to request the independent merger auditor to give an opinion upon the objections of the plaintiffs and the joint representative (appointed by the court for those former minority shareholders of T-Online not directly party to the proceedings) regarding the determination of the capitalized value based on the planning. In his written opinion, the independent merger auditor confirmed that the enterprise valuations of Deutsche Telekom and T-Online are not objectionable; in particular, he found that the plaintiffs’ objections are without merit. A further oral hearing took place on February 17, 2009, where the plaintiffs had the opportunity to ask the independent merger auditor questions concerning his written opinion.  On March 13, 2009, the court decided that the exchange ratio was too low and assessed an additional cash payment of EUR 1.15 per share ( approximately EUR 140 million plus interest in aggregate) in favor of former T-Online shareholders. The decision is not yet final. We have filed an appeal with the Court of Appeals in Frankfurt am Main.

Information Proceedings Relating the Voluntary Public Offer for T-Online Shares

In 2006, two shareholders of T-Online International AG who had tendered their T-Online shares in the voluntary public offer by Deutsche Telekom to acquire T-Online shares filed an application with the Regional Court in Frankfurt am Main requesting additional disclosure with regard to information in connection with the voluntary public offer. They allege that T-Online had provided incomplete information in the 2006 ordinary meeting of the shareholders of T-Online. The court rejected the application on September 12, 2006. The plaintiffs have filed appeals with the Court of Appeals in Frankfurt am Main which are still pending. We believe that these lawsuits are without merit.

Competition Law

The German Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) prohibits the abuse of a market-dominant position as well as the distortion of competition through agreements or collusive behavior by market participants. Mergers, including the creation of joint ventures, must be notified to the Federal Cartel Office before they can be executed if the concerned undertakings’ turnover reaches a certain threshold, but remains below the threshold above which mergers must be notified to the EU Commission. The Federal Cartel Office is obligated to prohibit a merger if it creates or strengthens a market-dominant position.

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

In December 2006, Communication Services Tele2 GmbH (“Tele2”) filed a lawsuit with the Regional Court in Düsseldorf requesting an injunction ordering us to refrain from:

•
offering product bundles consisting of an option tariff and T-DSL broadband access and broadband online tariffs to the extent that the price advantage for the bundled offer compared to the sum of the charges for the individual elements exceeds EUR 48 during a subscription period of 12 months, or

•	granting option tariff subscribers a voucher that is worth more than EUR 85 and which may be used in connection with a subscription for an additional T-DSL broadband access or broadband online tariff.

In September 2007, Tele2 amended its pleadings by requesting an injunction ordering us to refrain from:

•
offering product bundles to the extent the price advantage exceeds EUR 9.94 per month as well as to refrain from offering bundles containing a minimum contract term (or containing a minimum contract term of 12 months or more with an automatic extension for another 12 months), and

•	granting subscribers of bundled offers a credit of more than EUR 40 and marketing this credit as a “welcome gift” or as “start credit”.

      In addition, Tele2 sought a declaratory judgment that it is entitled to obtain compensation for all material and immaterial damages resulting from the bundled offers described above. Tele2 bases its claims on the assumption that we hold a market dominant position in the relevant market and alleges that bundled offers with price discounts exceeding the described thresholds would be abusive and, therefore, prohibited. The court dismissed the claims on December 5, 2007. Tele2 appealed the judgment to the Court of Appeals in Düsseldorf (Oberlandesgericht). Tele2, however, limited its appeal by seeking a judgment ordering us to refrain from offering bundles containing a minimum contract term of 12 months or more (alternatively 24 months or more) with an automatic extension for another 12 months. In addition, Tele2 sought in its appeal a declaratory judgment awarding of compensation for all material and immaterial damages resulting from the bundled offers with the described minimum term. The Court of Appeals in Düsseldorf overturned the judgment of the Regional Court and ordered us in its judgment of October 14, 2009, to refrain from offering bundles containing a minimum contract term of 12 months or more and an automatic extension for another 12 months. In addition, the Court of Appeals delivered a declaratory judgment awarding of compensation for all material and immaterial damages resulting from the bundled offers with the described minimum term. The Court of Appeals allowed a further appeal on law to the Federal Supreme Court (Bundesgerichtshof), which was filed on November 23, 2009. In parallel, TELE2 applied for an amendment of the original judgment of the Court of Appeals seeking an amended judgment (i) ordering us to refrain from bundled offers containing a minimum contract term of 12 months or more and (ii) awarding of compensation for all material and immaterial damages resulting from bundled offers with a minimum contract term of 12 months or more. The proceedings before the Federal Court and the court of appeals concerning the amendment are still pending.

Tele2 has sued us for damages of approximately EUR 170 million alleging we denied accepting voice-files as sufficient documentation for Tele2 pre-selection orders in 2002 through 2005. The Federal Court of Justice decided in 2006 that the claim is justified on the merits.   The expert appointed by the court estimates the damages of approximately  EUR 40 million. Each party instructed independent experts to review this opinion. It is likely that the court will decide the amount of damages in 2010.

For more information, see “Item 4. Information on the Company—Regulation—The EU Regulatory Framework—Competition Law.”

Proceedings against Decisions of the Federal Network Agency, Wholesale Markets

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

On November 27, 2008, the Cologne Administrative Court vacated the decision of the Federal Network Agency of 1999 concerning monthly rates for the local loop during the period from April 1, 1999 to March 31, 2001. The court argued, based on a decision of the European Court of Justice, that the Agency has incorrectly determined the cost of local loop investment, which is the basis of the adjusted charge. Both the Federal Network Agency and we appealed against this decision to the Federal Administrative Court, which rejected the appeals on October 5, 2009. The Federal Network Agency has to decide again on the monthly rates for the mentioned period. These proceedings are still pending.

In 2001, the Federal Network Agency issued a decision adjusting the monthly rate during the period from April 1, 2001 to March 31, 2003 and charges for activation and termination during the period from April 1, 2001 to March 31, 2002. In April 2001, certain of our competitors and we filed complaints against this decision with the Cologne Administrative Court. We subsequently withdrew our complaint. However, in February 2006, the Cologne Administrative Court submitted ten questions related to the interpretation of the relevant EU local loop regulation (EC/2887/2000) to the European Court of Justice and suspended several legal proceedings concerning the local loop. In April 2008, the European Court of Justice answered these questions in a decision. With regard to the question of cost-orientation, the court specified that national regulatory authorities have to take account of actual costs, namely costs already paid by the operator and prospective costs, the latter being based, where relevant, on an estimation of costs of replacing the network or certain parts thereof.

On August 27, 2009, the Cologne Administrative Court vacated the decision of the Federal Network Agency of 2001 for the local loop. The court argued, based on the decision of the European Court of Justice, that the Federal Network Agency had incorrectly determined the cost of local loop investment, which is the basis of the adjusted monthly charge. Both the Federal Network Agency and we appealed against this decision to the Federal Administrative Court. These proceedings are still pending.

In 2002, the Federal Network Agency issued a decision adjusting the rates we could charge for access to the local loop (in this case, relating to our activation and termination charges) during the period from April 1, 2002 to June 30, 2003. Certain of our competitors filed complaints against this decision. On November 19, 2009, the Cologne Administrative Court vacated the decision of the Federal Network Agency of 2002. The court ruled that the Federal Network Agency has incorrectly determined the hourly rate, which is a major part of the calculation of the adjusted activation and terminations charges.  Both the Federal Network Agency and we appealed against this decision to the Federal Administrative Court. These proceedings are still pending.

In 2003, the Federal Network Agency issued a decision adjusting the monthly rates we could charge for access to the local loop during the period from May 1, 2003 to March 31, 2005 and another decision for activation and termination rates  during the period from July 1, 2003 to June 30, 2004. Certain of our competitors and we filed complaints against these decisions with the Cologne Administrative Court. These proceedings are still pending.

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

In 2007, the Federal Network Agency issued a decision regarding access to the local loop, which permitted our competitors for the first time access to a portion of our cable ducts between the Main Distribution Frame (Hauptverteiler) and the Distribution Frame (Kabelverzweiger), or, if such access was not possible due to capacity reasons, access to dark fiber. This access to the ducts is of considerable importance since it would permit our competitors to benefit indirectly from our investments in the newly built VDSL-network. We filed an injunctive action with the Cologne Administrative Court against this decision, which was dismissed. In April 2008, the Cologne Administrative Court dismissed our claim in the main action. We filed an appeal to the Federal Administrative Court .

In 2009, the Federal Network Agency issued a decision adjusting the rates relating to the activation and termination charges we could charge for access to the local loop. The Federal Network Agency decisions concerning the local loop continue to be the subject of new challenges by us and our competitors.

Mobile Termination Rates

In 2006, the Federal Network Agency issued a decision subjecting T-Mobile Deutschland’s mobile termination rates to ex-ante regulation. As a consequence, T-Mobile Deutschland will be required to obtain approval for new mobile termination rates from the Federal Network Agency before such rates can be charged to competitors. T-Mobile Deutschland, like the other major mobile network operators, filed complaints with the Cologne Administrative Court and asked the Court for an injunction against this decision. The request for an injunction was rejected. Regarding the proceedings in the main action, the Cologne Administrative Court partly ruled in our favor and thus dismissed the ex-ante regulation of mobile termination rates. However, the Cologne Administrative Court permitted the parties to appeal to the Federal Administrative Court. The Federal Administrative Court rejected the claim of T-Mobile Deutschland as well as those of the other major mobile network operators, and fully upheld the decision of the Federal Network Agency.
Accordingly, constitutional complaints before the Federal Constitutional Court have been submitted by T-Mobile Deutschland and the other major network operators. These proceedings are still pending.

In addition, on the basis of this decision, the Federal Network Agency issued decisions in 2006, 2007 and 2009 adjusting the rates we could charge for the termination of calls into the mobile network of T-Mobile Deutschland during the periods from November 23, 2006 to November 30, 2007, from November 30, 2007 to March 31, 2009 and from April 2009 to November 2010  respectively. We filed complaints against these decisions with the Cologne Administrative Court, claiming higher rates, and asking the court for an injunction, which were rejected. The proceedings relating to the main actions are still pending. Certain of our competitors also filed complaints against the Federal Network Agency’s decisions seeking lower rates. These proceedings are also still pending.

Leased Lines

In October 2008, the Federal Network Agency issued a decision approving the rates we could charge for our digital leased lines, which are based on a new tariff structure. One of our competitors filed a complaint with the Cologne Administrative Court against the approval of these tariffs. Most of the plaintiffs have subsequently withdrawn their complaints which resolved the matter. One proceeding is still pending.

In August 2009, the Federal Network Agency issued another decision approving the rates we could charge for our digital leased lines complementing the approval of October 2008. Two of our competitors filed complaints against this decision arguing that the Federal Network Agency was not allowed to issue a new decision while the decision of October 2010 was still valid. One of the competitors also asked the court for an injunction. The proceedings are still pending.

Other Proceedings

Radio Frequency Emissions

Beginning in 2000, plaintiffs filed numerous state court class-action lawsuits against T-Mobile USA and several other wireless service operators and wireless telephone manufacturers, asserting product liability, breach of warranty and other claims relating to radio frequency transmissions to and from wireless mobile devices. The complaints seek substantial money damages (including punitive damages), as well as injunctive relief. In 2006, the plaintiffs voluntarily dismissed without prejudice three of the four lawsuits in which T-Mobile USA is involved. The remaining case was removed to federal court and, on February 14, 2008, the court denied the plaintiffs’ motion to remand the case to state court. On September 2, 2008, the court granted defendants’ motion to dismiss based on federal pre-emption of the state law claims.  The plaintiff has filed a notice of appeal of the dismissal. T-Mobile USA will vigorously defend this case on appeal. The matter has been fully briefed, but a date for oral argument has not yet been set.

Consumer Class Actions

A number of substantially identical purported consumer class-action lawsuits have been pending in various state and federal courts in the United States against T-Mobile USA, as well as other major U.S. wireless carriers, alleging that each of the defendants had violated federal and/or state antitrust laws by improperly tying the sale of wireless mobile devices to the sale of wireless telephone services. The complaints seek injunctive relief, compensatory damages, treble damages, and attorneys’ fees. In August 2005, the federal district court granted a motion for summary judgment in favor of all defendants, dismissing all claims in the federal cases except the conspiracy claims, which had not been the subject of the motion. In August 2006, in the federal cases, all claims were settled for a minimal payment by the defendants. The remaining state law claims were settled in 2009, with final court approval in November 2009.

CIF
In October 2007, CIF Licensing LLC filed various suits with the Regional Court in Düsseldorf against Deutsche Telekom AG for purported damages totaling EUR 120 million, alleging that Deutsche Telekom is infringing on four of the plaintiff’s patents by using DSL technology. CIF is also pursuing a permanent injunction with regard to one patent. We are contesting these proceedings vigorously.

IPCom
      In 2009, the German patent holder IPCom GmbH & Co. KG  sued Deutsche Telekom AG and T-Mobile Deutschland GmbH in the Regional Courts of Hamburg, Mannheim and recently in Düsseldorf seeking compensation for an unspecified amount of damages as well as applying for permanent injunctions, threatening to shutdown certain T-Mobile Deutschland network services, such as Multimedia Messaging Service (MMS). IPCom alleges that we infringe on several patents supposedly essential for mobile standards such as UMTS and GSM. We are defending ourselves vigorously against those allegations. Several handset and network infrastructure suppliers are involved in the proceedings by third party notice. Furthermore we have filed nullity actions before the Federal German Patent Court and - where possible - initiated or joined opposition proceedings before the European Patent Office. Meanwhile IPCom has withdrawn all actions before the Regional Court of Hamburg. Initial rulings in the ongoing litigation are expected in 2010.

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

In a number of cases, the Regional Court in Cologne essentially ordered us to reimburse the plaintiffs. The Court of Appeals in Düsseldorf basically confirmed these decisions on appeal. We have appealed all the decisions of the Court of Appeals to the Federal Court of Justice and, in one case, to the Federal Constitutional Court. . In two cases (telegate, datagate) an oral hearing before the Federal Court of Justice took place on October 13, 2009. The Federal Court of Justice annulled the judgments and remanded the cases to the Court of Appeals. The decisions in the other cases are still pending before the Regional Courts or the Court of Appeals in Düsseldorf.

In a related matter, on October 19, 2005, two lawsuits were served on us; one by telegate for damages of approximately EUR 86 million, plus interest, and another by telegate’s founding shareholder, Dr. Klaus Harisch, for damages of approximately EUR 329 million, plus interest. In the latter claim, the claimant subsequently increased the amount claimed to approximately EUR 612 million. Both plaintiffs claim that they incurred losses, due to the alleged adverse effect that our alleged inclusion of inadmissible costs in our provision of customer data had on telegate’s position in the market, the resulting capital increases that this required, and the weaker development of telegate’s share price and the loss of shares of certain shareholders. Oral hearings at the Regional Court in Cologne took place on June 26, 2006 and on February 15, 2008. On March 28, 2008, the Regional Court in Cologne issued directions for the taking of evidence. On January 23, 2009, the Regional Court appointed an expert (certified accountant).

On January 25, 2007, klicktel filed another lawsuit with the same court for damages of approximately EUR 13 million based on analogous claims plus interest and the determination to pay damages arising in the future until 2010. Subsequently the claimant adjusted the damage claim and is now claiming payment of approximately EUR 11 million plus interest and requesting a determination that we are obliged to compensate for all damages arising from 2007 to 2010. An oral hearing at the Regional Court in Cologne took place on November 13, 2007. The Regional Court in Cologne adjourned the case for an indefinite time. We intend to defend these lawsuits vigorously.

Damages for Lost Profits/Price Squeeze

In December 2005, Arcor filed a lawsuit with the Regional Court in Cologne in the aggregate amount of approximately EUR 41.9 million, plus interest, claiming damages for lost profit with retail analog access products as a result of an alleged price squeeze between our wholesale tariffs for access to the local loop and our retail access tariffs between January 1998 and September 2003. Arcor bases its claim primarily on the EU Commission’s decision of May 21, 2003 against us for allegedly abusing our dominant position by charging our competitors and end-users unfair monthly and one-off charges for access to our local network. In July 2003, we filed a lawsuit with the Court of First Instance of the European Communities (the “Court of First Instance”) to obtain reversal of that decision. In February 2006, the original damage claim was increased to an aggregate of EUR 223 million, purportedly based on customer relationships not realized between September 2003 and June 2005 and a new calculation methodology used by the plaintiff, which, in our view, deviates from the EU Commission’s approach. On October 18, 2006, the Regional Court in Cologne suspended the lawsuit until the European Courts have finally decided on the proceedings for annulment of the EU Commission’s decision. In May 2007, a hearing took place before the Court of First Instance and on April 10, 2008, the Court of First Instance dismissed our lawsuit. We appealed the judgment of the Court of First Instance to the European Court of Justice, where an oral hearing took place on November 25, 2009. The proceedings before the European Court of Justice are still pending.

Damage claim by Eutelsat SA

On October 31, 2006, Eutelsat SA filed against Deutsche Telekom AG, T-Systems Business Services GmbH and SES SA a suit before the Commercial Court of Paris claiming EUR 141.5 million in damages. Eutelsat, like SES, operates satellites and markets transponders (i.e., satellite capacity) to customers worldwide. Based on a preferential tariff, T-Systems has leased several transponders on a Eutelsat satellite and has sub-leased six of these transponders to SES. Eutelsat argues that this sub-lease constitutes a breach of contract by T-Systems and SES based on the alleged undertaking by T-Systems to only use these transponders for certain purposes and SES’ alleged breach of its undertaking to use certain frequencies utilized on these transponders only outside of Europe. The damages claimed by Eutelsat amount to the difference between the preferential and the alleged market tariffs for each transponder for the remaining life span of the Eutelsat satellite. Eutelsat waived its claim against SES before the Commercial Court of Paris on October 16, 2007, reserving its right to sue SES before an arbitration court . The Commercial Court in Paris on June 24, 2008 declared itself, as requested by Deutsche Telekom AG and T-Systems Business Services GmbH, an improper venue. Eutelsat unsuccessfully appealed against this decision. Eutelsat did not file any further appeals by the deadline of April 10, 2009.

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

Additionally, in December 2006, Toll Collect GmbH, the operating company of the Toll Collect consortium, initiated an arbitration proceeding seeking a determination that the Federal Republic’s basis for denying the issuance of the final operating permit is unfounded and claiming that additional remuneration is due to Toll Collect in accordance with the operating agreement. The Statement of Claims of Toll Collect GmbH was served on the Federal Republic on May 25, 2007. The answer of the Federal Republic together with a counterclaim claiming overpayment of remuneration to Toll Collect GmbH was received on January 31, 2008. A further exchange of briefs in this matter was submitted during 2008 and 2009.

A first hearing regarding these proceedings was held in June 2008, during which the Arbitration Panel considered certain legal issues without taking any decision on the merits of the case. The Arbitration Panel ordered, that certain documents of each party had to be exchanged by the end of September 2008 and that further briefs were  exchanged between the parties in November 2008 and April 2009. During 2009, the Arbitration Panel ordered, among other things,  an exchange of additional data and documents and the submission of three additional expert opinions on the plausibility of the parties´ expert opinions already introduced in the proceedings. On June 2009, the Arbitration Panel scheduled a further oral hearing for October 2009 and named several witnesses to give evidence. In August 2009, upon taking notice of circumstances that give rise to doubts with regard to the objectivity, diligence and impartiality of the arbitrator selected by the Federal Republic, the defendants requested the dismissal of that arbitrator. In September 2009, the Arbitration Panel decided to cancel the oral hearing and witness examination and deferred the date for finalizing the plausibility expert opinions. By subsequent decision, the Arbitration Panel repudiated the request for dismissal (Ablehnungsgesuch). The defendants have filed a respective request for revision of this decision and for dismissal of the respective arbitrator with the Berlin Administrative Court (Verwaltungsgericht Berlin). On February 11, 2010, the Administrative Court Berlin rejected this request. The defendants have initiated an examination of further legal action against the Administrative Court’s decision.

Although the outcome of these arbitration proceedings is difficult to predict, we believe the Federal Republic’s claims presented in the arbitration notice and statement of claims are unsustainable. We are contesting the Federal Republic’s claims vigorously.

Magyar Telekom

As previously reported, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, Magyar Telekom’s independent auditors identified two contracts entered into by Magyar Telekom’s Montenegrin subsidiary the nature and business purposes of which were not readily apparent. In February 2006, Magyar Telekom’s Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom raised concerns. As previously disclosed, the independent investigators preliminarily concluded that "there is insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts were made for legitimate business purposes", and there is "affirmative evidence that these expenditures served improper purposes."  The independent investigators further identified additional contracts and related issues that could warrant review. In February 2007, Magyar Telekom’s Board of Directors determined that these matters should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related issues.  In May 2008, the independent investigators reported that, among other things, they had found “affirmative evidence of illegitimacy in the formation and/or performance” of six additional contracts in Macedonia under which Magyar Telekom and/or its affiliates paid a total of over EUR 6.7 million.

As previously disclosed, the investigation, which was impeded by the destruction of certain documents, revealed certain weaknesses in Magyar Telekom’s internal controls and procedures, including the lack of consistent approval procedures for procurement and third-party contracts, the lack of a comprehensive compliance training program and the lack of the appropriate level of control consciousness among certain senior managers at the top of the organization.
On December 2, 2009, the Magyar Telekom Audit Committee provided the Magyar Telekom Board of Directors with a "Report of Investigation to the Audit Committee of Magyar Telekom Plc." dated November 30, 2009 (the "Final Report").  The Magyar Telekom Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, the independent investigators have completed their investigation.  The Final Report affirmed the independent investigators’ preliminary findings, discussed above, concerning the four contracts entered into by Magyar Telekom and its Montenegrin subsidiary as well as the May 2008 findings concerning the six contracts in Macedonia.

In addition, the Final Report found that certain former executives at Magyar Telekom and its Macedonian subsidiaries, including certain of our employees who were previously assigned to these companies, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including the six identified in the May 2008 preliminary report).  In entering into these contracts and approving expenditures under them, the Final Report found that these former executives knowingly caused, structured, or approved transactions that:  (i) intentionally circumvented Magyar Telekom’s and its subsidiaries’ internal controls; (ii) were reflected in false and misleading documents and records at these companies; (iii) were entered into without adequate due diligence or monitoring of performance of contractors and agents in circumstances carrying a high risk of corruption; and (iv) resulted in expenditures by Magyar Telekom and its subsidiaries that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the those companies that could only be conferred by government action.  The Final Report further indicated that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate."  Although Final Report stated that "the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials," the Final Report found “that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia.”  Nothing in the Final Report implicates any current or former Board member of the Company or any current Board member of Magyar Telekom in connection with any wrongdoing.

As described above, Magyar Telekom has already implemented remedial measures to address weaknesses in its internal controls and procedures previously identified in the independent investigation and we have also enhanced our compliance and training programs.  Magyar Telekom and we are considering whether and to what extent additional remedial measures, compliance enhancements, or other actions are warranted in view of the Final Report’s findings and conclusions.

Magyar Telekom has been in regular contact with the Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission, the U.S. Department of Justice, and Macedonian law enforcement authorities concerning the independent investigation and is responding to inquiries in investigations being conducted by these authorities.  The Hungarian National Bureau of Investigation has informed Magyar Telekom that it closed its investigation regarding Magyar Telekom’s activities in Montenegro as of May 20, 2008 without identifying any criminal activity.  In December 2008, the Macedonian authorities announced that criminal charges had been filed against four individuals, including one of our employees, for “abuse of office and authorizations” to the harm of the shareholders of Magyar Telekom’s Macedonian subsidiary, including Magyar Telekom and the Government of Macedonia.  The charges relate to certain of the Macedonian contracts identified in the independent investigation. No charges were filed against Magyar Telekom or any of its subsidiaries.

On March 28, 2009, the Hungarian National Bureau of Investigation (the “NBI”) informed Magyar Telekom that, based on a report received by the NBI, it had begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with Magyar Telekom’s ongoing internal investigation into certain contracts entered into by members of the Magyar Telekom group and related matters. The NBI has requested materials and information relating to such payments from Magyar Telekom. On September 21, 2009, the NBI informed the Company that it had extended the scope of its investigation to examine possible misuse of personal data of employees in the context of the internal investigation. Magyar Telekom is cooperating with the ongoing NBI investigation.

We continue to provide documents and information to the U.S. Securities and Exchange Commission and the U.S. Department of Justice in connection with their review of our role in certain matters relating to the Magyar Telekom investigation, including the involvement of our employees or personnel previously assigned to Magyar Telekom and its subsidiaries, and the actions taken by Magyar Telekom and Deutsche Telekom in response to the findings of and issues raised by the Magyar Telekom investigation.

Civil Servants

In November 2004, the Federal Republic adopted a law abolishing the requirement for Deutsche Telekom, and other private corporations, to make certain special payments to civil servants. This law was subsequently challenged in various courts and in December 2008 the Federal Administrative Court (Bundesverwaltungsgericht) decided to refer the case to the Federal Constitutional Court (Bundesverfassungsgericht) for a final decision on its legality. If the law is found unconstitutional, it is possible that all civil servants affected by this law would be entitled to retroactive payments, the cost of which could be up to EUR 211.6  million. However, we believe that the ultimate resolution of this matter will validate the law as adopted by the Federal Republic.

With the entry into force of the reform of civil service law (Dienstrechtsneuordnungsgesetz) on February 11, 2009, the legislature integrated the amounts that previously represented the year-end bonus paid annually in accordance with the Federal Act on Bonus Payments (Bundessonderzahlungsgesetz) into the basic monthly salary for all federal civil servants. The entitlement of civil servants employed by the Deutsche Bundespost successor companies to the year-end bonus expired pursuant to the First Act to Amend the Act on the Legal Provisions for the Former Deutsche Bundespost Staff (Erstes Gesetz zur Änderung des Postpersonalrechtsgesetzes) dated November 9, 2004. Accordingly, the year-end bonus was not integrated into the basic monthly salary in this domain.

Numerous civil servants have filed objections to these pay tables reduced by the year-end bonus amount and approximately 300 litigation cases are already pending.

In order to avoid unnecessary administrative expense arising from objections and any legal action taken, Deutsche Telekom AG has concluded an agreement with the unions whereby Deutsche Telekom AG will pay the difference for remuneration of all federal civil servants (including those who have not objected) retroactively if the Federal Constitutional Court rules that the pay tables applicable to the Deutsche Bundespost successor companies are unconstitutional. Consequently, in order to avoid more objections and legal action, Deutsche Telekom AG has decided not to plead the statute of limitations.

In a ruling on December 15, 2009, the Stuttgart Administrative Court decided in two court proceedings to present the question of whether § 78 BbesG (Federal Civil Service Remuneration Act) is constitutional to the Federal Constitutional Court (Bundesverfassungsgericht) for decision. Should we lose this legal dispute, we estimate that we have to pay approximately EUR 15 million for the period July 2009 to the end of December 2009.

DIVIDEND POLICY

The following table sets forth the annual dividends paid per share in respect of each of the financial years indicated. The dividends are paid during the year following the year with respect to which they relate.

	Dividend Paid per Ordinary Share
	EUR	USD(1)
For the years ended December 31,
2006	0.72	0.98
2007	0.78	1.21
2008	0.78	1.09

(1)
Dividend amounts have been converted into U.S. dollars using the exchange rates published by the European Central Bank for the relevant dividend payment date, which occurred during the second quarter of the following year.

For the 2009 financial year, our Management Board and Supervisory Board are proposing a dividend of EUR 0.78 (USD 1.12) for each Deutsche Telekom share carrying dividend rights. This proposal is subject to approval by our shareholders at the 2009 annual general shareholders’ meeting scheduled to be held on May 3, 2010.

The vote of a majority of the shares present and voting at the annual shareholders’ meeting is required to determine the amount and timing of dividend payments in respect of the 2009 financial year. Since the Federal Republic and KfW (which is controlled by the Federal Republic) control approximately 31.7% of our outstanding shares, the Federal Republic may be able to exert significant influence over the outcome of that vote.

Dividends paid will generally be subject to German withholding tax. For more information on German withholding tax, the exception related to Section 27 German Corporate Income Tax Act, and related United States tax refund procedures, see “Item 10. Additional Information—Taxation.”

We may declare and pay dividends only from the distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG, as determined in accordance with the German Commercial Code, the accounting standards issued by the German Accounting Standards Board and the German Stock Corporation Act, and as adjusted to reflect losses or gains carried over from prior years as well as transfers to or from retained earnings. Deutsche Telekom AG’s retained earnings in its unconsolidated, stand-alone financial statements as of December 31, 2009 were EUR 15.9 billion. Certain reserves (Rücklagen) are required by law to be made and deducted in calculating distributable balance sheet profits available for distribution as dividends.

On February 24, 2010, our Board of Management and Supervisory Board decided to pursue a shareholder remuneration policy for the 2010 through 2012 financial years that consists of the payment of an annual dividend of a minimum of EUR 0.70 per share and share repurchases for any remaining amount up to a total combined outlay of around EUR 3.4 billion in respect of each financial year.

        Implementation of this policy is subject to the availability of sufficient distributable balance sheet profits (Bilanzgewinn) of Deutsche Telekom AG for the financial year in question and our ability to establish the necessary reserves for any share repurchases. It is also contingent upon our governing bodies adopting resolutions to this effect, taking into account the company’s situation at the time. More generally, the payment of future dividends or making of other outlays depends on our earnings, financial condition and other factors, including cash requirements, our future prospects and tax, regulatory and other legal considerations.

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

The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange’s Xetra® trading system, together with the highs and lows of the DAX index:

	Price per Ordinary Share (€)		DAX(1)
	High	Low	High	Low
Yearly highs and lows
2005	16.84	13.80	5,458.58	4,677.80
2006	14.49	10.84	6,611.81	5,292.14
2007	15.28	12.18	8,105.69	6,447.70
2008	15.55	9.00	7,949.11	4,127.41
2009	11.39	7.93	6,011.55	3,666.41
Quarterly highs and lows
2008
First Quarter	15.55	10.48	7,949.11	6,182.30
Second Quarter	11.94	10.02	7,225.94	6,418.32
Third Quarter	11.62	10.30	6,609.63	5,807.08
Fourth Quarter	11.87	9.00	5,806.33	4,127.41
2009
First Quarter	11.39	9.07	5,026.31	3,666.41
Second Quarter	9.79	7.93	5,144.06	4,131.07
Third Quarter	9.67	7.98	5,736.31	4,572.65
Fourth Quarter	10.57	9.11	6,011.55	5,353.35
Monthly highs and lows
2009
August	9.41	8.78	5,557.09	5,201.61
September	9.67	9.10	5,736.31	5,301.42
October	9.69	9.11	5,854.14	5,414.96
November	9.88	9.19	5,804.82	5,353.35
December	10.57	10.02	6,011.55	5,647.84
2010
January	10.60	9.36	6,048.30	5,540.33
February (through February 23, 2010)	9.75	9.21	5,722.05	5,434.34

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

On February 23, 2010, the closing sales price per ordinary share of Deutsche Telekom AG on Xetra® was EUR 9.50 which was equivalent to USD 12.90 per share, converted into U.S. dollars using the exchange rate published by the European Central Bank, for February 23, 2010. On February 23, 2010, this exchange rate was USD 1.3577 per EUR 1.00.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the high and low closing sales prices for our ADSs on the NYSE:

	Price per ADS ($)
	High	Low
Yearly highs and lows
2005	22.37	16.35
2006	18.36	13.76
2007	22.65	16.28
2008	22.94	12.16
2009	15.62	10.87
Quarterly highs and lows
2008
First Quarter	22.94	16.28
Second Quarter	18.42	15.63
Third Quarter	17.75	14.37
Fourth Quarter	16.08	12.16
2009
First Quarter	15.48	11.37
Second Quarter	12.92	10.87
Third Quarter	14.02	11.12
Fourth Quarter	15.62	13.20
Monthly highs and lows
2009
August	13.50	12.37
September	14.02	12.88
October	14.59	13.20
November	14.87	13.53
December	15.62	14.39
2010
January	15.17	12.87
February (through February 23, 2010)	13.21	12.64

On February 23, 2010, the closing sales price per ADS on the NYSE was USD 12.80.

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

Information relating to our Supervisory Board and Management Board Members

Pursuant to the Stock Corporation Act, no Supervisory Board member may receive a loan from us unless approved by the Supervisory Board. A Management Board member may only receive a loan from us upon prior approval by the Supervisory Board. For more information regarding loans to Supervisory Board and Management Board members, see “Item 6. Directors, Senior Management and Employees—Compensation—Loans to Supervisory Board and Management Board Members.”

Class of Stock

As of December 31, 2009, our capital stock consisted of 4,361,319,993 ordinary shares in registered form with no par value (Stückaktien). These shares reflect total share capital in the amount of EUR 11,164,979,182.08. The individual shares do not have a par value as such, but they do have a notional par value, which can be calculated by dividing share capital by the number of shares.

Authorized Capital

At the shareholders’ meeting on April 30, 2009, our shareholders approved an amendment to our Articles of Incorporation, which cancelled the “Authorized Capital 2004” and created a new authorized capital of up to EUR 2,176,000,000 for the issuance of up to 850,000,000 shares (“Authorized Capital 2009/I”). This authorization may be exercised as a whole or on one or more occasions in partial amounts during the period ending April 29, 2014.

Our Management Board is authorized, subject to the approval of our Supervisory Board, to exclude shareholders’ subscription rights when issuing new shares for mergers or acquisitions of companies, parts thereof, or interests in companies, including increasing existing investment holdings, or other assets eligible for contribution for such acquisitions, including receivables from the Corporation. Our Management Board is further authorized, subject to the approval of our Supervisory Board, to determine the further content of share rights and the conditions under which shares are to be issued.

At the shareholders’ meeting on April 30, 2009, an amendment to our Articles of Incorporation was approved, which cancelled the “Authorized Capital 2006” and created a new authorized capital of up to EUR 38,400,000 for the issuance of up to 15,000,000 shares (“Authorized Capital 2009/II”). This authorization may be exercised as a whole or on one or more occasions in partial amounts during the period ending April 29, 2014.

The subscription rights of shareholders are excluded. The new shares may only be issued to grant shares to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares). The new shares can also be issued to a bank or some other company meeting the requirements of Section 186 (5), sentence 1 of the Stock Corporation Act that assumes the obligation to use these shares exclusively for the purpose of granting employee shares. Where permitted by law, the employee shares may also be issued in such a way that the contribution to be paid in return is taken from the part of the net income that the Board of Management and the Supervisory Board may transfer to other retained earnings in accordance with Section 58 (2) of the Stock Corporation Act. The shares to be issued as employee shares can also be acquired in the form of a securities loan from a bank or some other company meeting the requirements of Section 186 (5), sentence 1 of the Stock Corporation Act and the new shares can be used to repay such securities loan. Our Management Board is further authorized, subject to the approval of our Supervisory Board, to determine the further content of share rights and the conditions under which shares are to be issued.

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

Accordingly, Conditional Capital II will only be effective to the extent such options are exercised. In 2009, we did not issue any shares pursuant to option exercises under Conditional Capital II. Any new shares issued participate in profits starting at the beginning of the fiscal year in which they are issued. If new shares are issued after the end of a fiscal year but before the shareholders’ meeting at which the shareholders adopt a resolution appropriating net income for the fiscal year ended, the new shares participate in the profits starting at the beginning of the fiscal year ended.

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

Voting Rights and Shareholders’ Meetings
Each share entitles its holder to one vote at our shareholders’ meetings. Voting rights are restricted in relation to treasury shares (around two million shares as of December 31, 2009) and trust shares (around 19 million as of December 31, 2009). The trust shares are connected with the acquisitions of VoiceStream and Powertel in 2001. As part of these acquisitions, we issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. For the shares issued to trusts, the respective trustees waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts’ existence. The shares issued to the trusts can be sold on a stock exchange at our instruction if the beneficiaries of the trusts do not exercise their options or conversion rights or if these expire. In this event, we will receive the proceeds from the sale.

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

A shareholders’ meeting may be called by the Management Board or by shareholders holding in the aggregate at least 5% of our issued share capital. In addition, if required in our interest, the Supervisory Board must call a shareholders’ meeting. Shareholders holding in the aggregate at least EUR 500,000, or at least 5%, of our issued share capital, may require that particular items be placed on the agenda provided that the Company receives the request no later than 30 days in advance of the meeting.  The annual shareholders’ meeting must take place within the first eight months of the fiscal year and is called by the Management Board, upon the receipt of the Supervisory Board’s report on our annual financial statements. Under our Articles of Incorporation, eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register (Aktienregister) and who have registered with the Corporation on time. Shareholders may also register by fax or by using a password-protected Internet Dialog that the Corporation provides for this purpose. The Corporation must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no longer than six days in advance of the meeting, not counting the date of the meeting and the date of receipt of the registration. Convocation must be published in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least thirty days prior to the date by which shareholders have to register for the shareholders’ meeting; the last date by which shareholders have to register for the shareholders’ meeting shall not be counted. If the deadline falls on a Sunday, a legally recognized public holiday at the headquarters of the Company or on a Saturday, the preceding working day shall take the place of this day. In addition, we must publish a notice in a national, authorized stock exchange journal and on the Company’s homepage. Shareholders (but not ADS holders) need to provide to us their names, addresses and birth dates (or, in the case of business entities, their names, business addresses and registered offices) as well as the number of shares held, so that they can be entered into our share register. ADEUS Aktienregister-Service-GmbH (a company not related to us) is the transfer agent and registrar for our shares in Germany.

There can be no guarantee that ADS holders will receive notice of shareholders’ meetings from our ADS depositary to enable such holders to return voting instructions to the ADS depositary in a timely manner, or to make arrangements to be able to exercise the voting rights themselves. In the event that instructions are not received early enough by the ADS depositary with respect to the voting of underlying shares, the depositary does not have any obligation to forward any information or notice in respect to such meeting or solicitation of consents or proxies to the respective ADS holders. Also, the depositary is not responsible for failing to carry out voting instructions. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the effective opportunity to exercise any voting rights at all.

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

Record Dates

In accordance with the Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions, whether in cash, stock or property, is the date of the general shareholders’ meeting at which such dividends or other distributions are declared. Eligible to participate in and to exercise their voting rights at the shareholders’ meeting shall be those shareholders who are included in the share register and who have registered with the Corporation on time, i.e., the Corporation must receive the registration at the address stipulated for this purpose when the shareholders’ meeting is called no longer than six days in advance of the meeting, not counting the date of the meeting and the date of receipt of the registration.

German Requirements to Disclose Shareholdings

The German Securities Trading Act (Wertpapierhandelsgesetz, the “Securities Trading Act”) requires each shareholder whose shareholding reaches, exceeds or after exceeding, falls below the 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% voting rights thresholds of a listed company  to notify that issuer and the Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht, the “BaFin”) in writing without undue delay, at the latest within four trading days after they have reached, exceeded or fallen below any such threshold. The voting rights attached to a third-party's shares may have to be attributable to another shareholder if this shareholder coordinates its behavior concerning the company on the basis of an agreement or by other means with the third-party (acting in concert). In addition, the Securities Trading Act contains various rules designed to ensurre the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares. In their notification, the shareholders must, among other things, state the number of votes they have and the relative voting power that the number of shares they hold represents. Such shareholders cannot exercise any rights, including voting rights and the rights to receive dividends from those shares, until they have satisfied this disclosure requirement. Failure to notify may also trigger a penalty provided for by law. Moreover, anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on one’s own initiative alone and under a legally binding agreement, shares in an issuer whose home country is the Federal Republic of Germany that carry voting rights and have already been issued, must, without undue delay, notify this to the issuer and to the BaFin if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. Voting rights attached to such financial instruments and voting rights attached to shares are to be aggregated in order to determine whether any of the relevant notification thresholds have been triggered. The issuer shall publish the notifications received without undue delay. In addition, holders of voting rights reaching or exceeding the 10% threshold are required to notify the issuer within 20 trading days about their intentions with respect to their investment as well as the origin of the funds used for the acquisition of voting rights. The issuer shall publish the notices received – or the fact that the disclosure obligation has not been fulfilled – without undue delay.

Moreover, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) requires the publication of the acquisition of “control,” which is defined as the direct or indirect holding of at least 30% of the voting rights in a target company.

Furthermore, the Securities Trading Act stipulates that any dealings in shares or financial instruments linked to such shares of Deutsche Telekom AG by members of our Management Board or Supervisory Board, or any other executives who have access to inside information on a regular basis and are authorized to make significant management decisions, as well as any person closely associated with such persons, must be disclosed to us and to the BaFin in writing within five business days, provided their aggregate securities transactions within one calendar year amount at least to EUR 5,000. We are obligated to publish such securities transactions promptly, simultaneously  notify the BaFin of such publications and promptly, but not prior to its publication, submit the publications to the company register (Unternehmensregister).

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

Repurchase of Shares

Under the Stock Corporation Act, we may not purchase our own shares, subject to certain limited excemtions, including for example, the approval of our shareholders as set forth below.

At the shareholders’ meeting on April 30, 2009, our shareholders approved a resolution authorizing us to purchase up to 436,131,999 of our own shares by October 29, 2010, which was 10% of our capital stock at the time of the shareholders’ meeting. Any such purchase is subject to various restrictions and conditions relating to, among other things, the manner and timing of such purchase. The treasury shares acquired may be, subject to certain restrictions and conditions, sold through the stock exchange, offered to shareholders for subscription on the basis of an offer sent to all shareholders, sold other than through the stock exchange by offering them to all shareholders, used for the purpose of listing the Company's shares on foreign stock exchanges, offered or granted to third parties in the context of mergers or acquisition of companies, business units, or shareholdings in companies, used to fulfill conversion or option rights and obligations from convertible bonds or bonds with warrants issued, offered and/or granted to employees of Deutsche Telekom AG and of lower-tier affiliated companies (employee shares), sold other than in the stock exchange or by way of an offer to all shareholders, to fulfill conversion or option rights and obligations relating to convertible bonds or bonds with warrants. The Board of Management is also authorized to redeem these shares.

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

Corporate Governance

We are obligated under German law to declare compliance and non-compliance, with the Deutscher Corporate Governance Kodex (the “German Corporate Governance Code”) at least once per year. In August 2009 and January 2010, two declarations of conformity have been published. The relevant declarations and the text of the German Corporate Governance Code are published in the English language on our World Wide Web site , accompanied by a short description of the German corporate governance concept.

On August 28, 2009, our Supervisory Board and our Management Board declared that, in the periods since submission of the most recent declaration of conformity pursuant to Section 161 of the Stock Corporation Act on December 4, 2008, our company had complied without exception with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on August 8, 2008 in the official section of the electronic Federal Gazette. In this declaration of conformity, our Supervisory Board and our Management Board further declared that our company complies without exception with the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice on August 5, 2009 in the official section of the electronic Federal Gazette.

On January 5, 2010, our Supervisory Board and our Management Board declared that, in the periods since submission of the most recent declaration of conformity pursuant to Section 161 of the Stock Corporation Act on August 28, 2009, our company had complied without exception with the recommendations of the Government Commission for a German Corporate Governance Code announced by the Federal Ministry of Justice on August 5, 2009 in the official section of the electronic Federal Gazette. In this declaration of conformity, our Supervisory Board and our Management Board further declared that our company complies without exception with the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice on August 5, 2009 in the official section of the electronic Federal Gazette.

Deutsche Telekom AG does not impose any limits on the right of its domestic or foreign shareholders to hold its shares.

EXCHANGE CONTROLS

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Zimbabwe, Sudan, Somalia and Iraq. The German Central Bank (Deutsche Bundesbank) publishes information concerning financial sanctions programs at http://www.bundesbank.de/finanzsanktionen/finanzsanktionen.en.php.

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

German residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold in non-resident corporations with total assets of more than EUR 3 million. Corporations residing in Germany with assets in excess of EUR 3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a non-resident. Further details on reporting requirements may be obtained at http://www.bundesbank.de/meldewesen/mw.en.php.

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

According to the German interest capping rules the amount of total interest expense exceeding the amount of interest income may only be deducted up to 30% of the taxable income before interest, taxes, depreciation and amortization (EBITDA, for tax purposes). EBITDA amounts, which have not been used for interest deductions, can be generally carried forward up to five years.  For entities that are part of a group of companies, the interest capping rules will not apply if certain conditions of an equity test comparing the adjusted equity ratio of the Group entity in relation to the equity ratio of the entire Group are met. Interest expenses disallowed under the new rules may be carried forward indefinitely, subject to certain limitations.

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

German Withholding Tax on Dividends

The full amount of a dividend distributed by a company is generally subject to German withholding tax at the domestic rate of 25%, plus a solidarity surcharge of 5.5% (effectively 1.375% of the dividend before taxes), resulting in an aggregate rate of withholding of 26.375%.

If a dividend  is paid out of the so called German tax contribution account within the meaning of  Section 27 German Corporate Income Tax Act (steuerliches Einlagekonto), no German withholding tax will be deducted from the payment. Such  dividend will generally not be subject to tax for domestic shareholders. U.S. Holders will also receive such dividend without deduction of German taxes. Therefore the dividend payment will not entitle to any tax refund or tax credit.

Corporate U.S. Holders will be entitled to a refund of two fifths of the German withholding tax (including solidarity surcharge), irrespective of a potential further reduction of withholding tax available under the relevant Treaty.

For information regarding the entitlement of a U.S. Holder to claim a refund of part of the withholding tax, see “—U.S. Taxation and U.S.-German Double Taxation Agreement of August 29, 1989, as amended by the Protocol of June 1, 2006—Imposition and Refund of German Withholding Tax and Taxation of Dividends in the United States.”

Taxation of Capital Gains

Under German domestic law as currently in effect, capital gains derived by a non-resident shareholder from the sale or other disposition of shares or ADSs are subject to tax in Germany if such shareholder has held, directly or indirectly, shares or ADSs representing 1% or more of the registered share capital of a company at any time during the five-year period immediately preceding the disposition (a “Qualified Participation”).

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

A bank or financial services institution that holds shares or ADSs in a German custody account for a U.S. Holder  is not required to withhold German  tax on the capital gain derived from the sale of shares or ADSs held by U.S. Holders, even if such U.S. Holder holds a Qualified Participation.

Inheritance and Gift Tax

Under German law, German gift or inheritance tax will be imposed on transfers of shares or ADSs by a U.S. Holder at death or by way of gift, if:

•	the decedent or donor, or the heir, donee or other transferee, has his residence or habitual abode (gewoehnlicher Aufenthalt) in Germany at the time of the transfer;

•	the shares or ADSs are part of the business property of a permanent establishment in Germany;

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

The right of the German government to impose inheritance or gift tax on a U.S. Holder may be further limited by the estate tax treaty between the United States and Germany of December 21, 2000.

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

Imposition and Refund of German Withholding Tax, if any, and Taxation of Dividends in the United States

Under the Treaty, a U.S. Holder will be entitled to claim a refund to the extent the amount withheld, if any, exceeds the 15% dividend withholding rate provided under the Treaty.

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

Germany and the United States agreed on a Protocol amending the existing Treaty on June 1, 2006. The 15% Treaty withholding rate on dividends remains unaffected with regard to U.S. Holders. The gross amount of dividends that a U.S. Holder receives (prior to the deduction of German withholding tax) generally will be subject to U.S. federal income taxation as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to certain exceptions for short-term or hedged positions, the U.S. dollar amount of dividends received by a U.S. Holder who is an individual generally will be subject to U.S. taxation at a maximum rate of 15%, in respect of dividends received before January 1, 2011, if the dividends are “qualified dividends.” Dividends that we pay will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

German withholding tax, if any, at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. Holder’s U.S. federal income tax liability or, at the holder’s election, may be deducted in computing taxable income. You should consult your own tax advisor if you have questions about whether applicable limitations may affect your ability to utilize foreign tax credits.

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

Claims for Treaty refunds by U.S. Holders of ADSs may be collectively submitted to the German Federal Tax Office (Bundeszentralamt fuer Steuern) by the depository on behalf of those holders in a special electronic refund procedure. Details of the refund procedures for holders of ADSs can be obtained from the Federal Tax Office at http://www.bzst.bund.de and the depository.

If a U.S. Holder does not submit a claim for a Treaty refund pursuant to the collective refund procedure described above, then it must submit a claim for refund on an individual basis on a special German form, which must be filed with the German Federal Tax Office at the following address: Bundeszentralamt fuer Steuern, An der Kueppe 1, D-53225 Bonn, Germany. Copies of the required form may be obtained from the German Federal Tax Office at that address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Additionally, copies of the forms can be downloaded from the World Wide Web site of the German Federal Tax Office at www.bzst.bund.de.

As part of an individual refund claim, a U.S. Holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of its United States residency. IRS Form 6166 may be obtained by filing a request for certification (generally on an IRS Form 8802, which will not be processed unless a user fee is paid) with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. (Additional information, including IRS Form 8802 and the instructions to that form, can be obtained from the Internal Revenue Service at www.irs.gov). You should consult your own tax advisor and the instructions to the IRS Form 8802 for further details regarding how to obtain the IRS Form 6166 certification.

The Act for Combating Tax Evasion (Steuerhinterziehungsbekämpfungsgesetz) and the Implementing Ordinance (Steuerhinterziehungsbekämpfungsverordnung) could lead to further documentation obligations for corporate U.S. Holders claiming a Treaty refund from the German Federal Tax Office for withholding tax on dividends distributed or credited in 2010 onwards. According to these regulations, corporate U.S. Holders may be required to (i) either disclose to the German Federal Tax Office name and residence of the individual shareholders that hold directly or indirectly more than 10% of its share capital and are resident in an uncooperative state as defined in the Act for Combating Tax Evasion or (ii) to prove that no such shareholders exist in order to receive the tax refund. The same may apply to tax refund claims for two fifths of the German withholding tax as described under “—German Taxation—German Withholding Tax on Dividends”.  However, no such documentation requirements currently apply because the German Federal Ministry of Finance issued a circular (dated January 5, 2010, reference number: - IV B 2 - S 1315/08/10001-09) according to which no state is currently considered uncooperative.

All claims for refund must be filed within four years of the end of the calendar year in which the dividend was received. Refunds under the Treaty are not available in respect of shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale, exchange, redemption or disposal of shares or ADSs may be subject to information reporting to the Internal Revenue Service. Such payments may be subject to backup withholding taxes unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification of non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following discussion should be read in conjunction with “Summary of accounting policies” in the notes to the Consolidated Financial Statements and note (36) to the Consolidated Financial Statements, which provides (i) a summary of the nominal amounts of and terms for derivative financial instruments, (ii) a summarized comparison of carrying values and fair values of derivative and non-derivative financial instruments, and (iii) other information relating to those instruments.

RISK IDENTIFICATION AND ANALYSIS
We are exposed to market risks primarily from changes in foreign exchange rates, interest rates and share prices  associated with assets, liabilities or anticipated transactions that may affect our operating results and financial condition. We seek to minimize these market risks through our regular operating and financing activities and, following the evaluation of the exposures, selectively enter into derivative or non-derivative hedging instruments. Our policy is to enter into contracts for hedging instruments with major financial institutions having at least a BBB+ credit rating or equivalent, thereby reducing the risk of credit loss. We do not enter into derivative contracts for trading purposes or other speculative purposes.

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

FOREIGN EXCHANGE RATE RISK
We are exposed to currency risks from our investing, financing and operating activities. Since our corporate objectives are pursued through our commercial operations, foreign currency exposures normally are hedged in cases where the risks would affect our cash flows (transaction risk). Foreign currency risks that do not affect our cash flows (risks resulting from the translation of the assets and liabilities of our consolidated Group members outside the euro zone into our reporting currency) generally remain unhedged. However, in specific circumstances, we may hedge the foreign currency risk inherent in investments in certain foreign entities and their operating results.

Foreign currency transaction risks in our investing activities arise, for example, from the acquisition and/or sale of investments in foreign entities. Our Central Treasury hedges potential material exposures. If the exposure exceeds EUR 100 million, the Management Board determines the hedging strategy to be followed based on a proposal by Central Treasury. At December 31, 2009, we were not subject to material foreign currency transaction risk from investing activities.

Central Treasury hedges our foreign currency risks from financing activities to the maximum extent possible. We use cross-currency interest rate swaps and foreign currency forward contracts in order to effectively convert foreign currency denominated financial liabilities into the Group companies’ functional currencies (primarily euro and U.S. dollars), which are reflected in the interest rate risk tabular presentation below. At December 31, 2009, foreign currency denominated liabilities for which the foreign currency exposure is hedged consisted primarily of bonds and medium-term notes that are denominated in U.S. dollar, British pounds sterling, Japanese yen, Czech koruna and Swiss francs. A variety of short-term foreign currency denominated inter-company loans typically are hedged with foreign currency swaps by Central Treasury. As a result of these hedging activities, we were not subject to material foreign exchange risk from financing activities at December 31, 2009.

From operating activities, individual Group entities conduct most of their transactions in their respective functional currencies. Some Group companies, however, are exposed to foreign currency transaction risk related to certain anticipated foreign currency-denominated payments. These anticipated foreign currency-denominated payments relate primarily to foreign currency-denominated capital expenditures and expenses payable to international telecommunications carriers for international calls made by our domestic customers and expenses for mobile devices, network technology and roaming fees. We occasionally enter into foreign currency forward contracts or if necessary into foreign currency options to hedge these anticipated foreign currency-denominated payments for up to a maximum of one year. Foreign exchange risks from operating activities were reduced significantly as a result of the above mentioned hedging activities.

Sensitivity Analysis

A sensitivity analysis was performed on all of our foreign exchange derivatives as of December 31, 2009, which did not have offsetting positions on the balance sheet. This sensitivity analysis was based on a modeling technique that measures the hypothetical reduction in cash flow before tax from a 10% weakening of all foreign currencies relative to the euro. On the basis of these foreign exchange derivative contracts as of December 31, 2009, a 10% weakening of all foreign currencies relative to the euro would approximate a EUR 11 million decrease in cash flows before tax.

(millions of €)
Nominal amount of foreign exchange derivative contracts at spot rate	83
Nominal amount of foreign exchange derivative contracts at 10% weakened relative to the euro	72
Cash flow risk	(11)

INTEREST RATE RISK

We are exposed to market risk arising from changing interest rates, primarily in the euro zone and the United States. In order to reduce the impact of interest rate fluctuations on our cash-flows in these regions, we separately manage the interest rate risk for euro- and U.S. dollar-denominated financial liabilities and liquid financial assets. Once per year, our Management Board specifies a desired mix of fixed- and floating-rate financial liabilities and liquid financial assets for the next three years. With consideration to our existing and forecasted debt structure, Central Treasury enters into interest rate derivative transactions to modify the interest payments on our debt in accordance with the parameters defined by our Management Board.

As a result of these derivative hedging activities, 72 % of our euro-denominated financial liabilities and liquid financial assets and 73 % of our U.S. dollar-denominated financial liabilities and liquid financial assets, had interest rates that were effectively fixed on average in 2009.

Sensitivity Analysis

As a result of our derivative hedging activities, 43 % of our euro-denominated financial liabilities and liquid financial assets and 24 % of the U.S. dollar-denominated financial liabilities and liquid financial assets, had interest rates that were effectively variable at December 31, 2009. These portions of our financial liabilities and liquid financial assets are subject to cash flow risk arising from changes in interest rates.

Based on our outstanding euro- and U.S. dollar-denominated financial liabilities and liquid financial assets subject to effective variable interest rates, a 100 basis point movement in the yield curve arising as an immediate and sustained increase would approximate a EUR 158 million annual decrease in cash flows before tax. Likewise, a 100 basis point movement in the yield curve arising as an immediate and sustained decrease would approximate a EUR 158 million annual increase in cash flows before tax.

	EUR	USD
	(Currency in millions)
Financial liabilities and liquid financial assets(1)	31,939	12,473
Variable percentage	43	24
Variable portion	13,734	2,994
Effect of 100 basis point increase	(137)	(30)
FX-rate to euro	1.00000	1.44106
in millions of euro	(137)	(21)

(1)	Financial liabilities less financial assets.

CHANGES IN MARKET RISK EXPOSURE IN 2009 COMPARED TO 2008

Our exposure to foreign currency exchange rate risk did not materially change in 2009.

Central Treasury entered into new interest rate swap transactions or terminated existing interest rate swaps during 2009 to adjust the mix of fixed and floating rate debt in our functional currencies to the targets defined by the Management Board. The impact of these adjustments resulted in an increase in the portion of our euro and U.S. dollar financial liabilities and liquid financial assets at fixed rates.

The following table summarizes the average portion of financial liabilities and liquid financial assets that were at fixed rates after derivative adjustments for our main functional currencies as compared to our total overall average financial liabilities and liquid financial assets during 2009 and 2008:

	Average in %
	2009	2008
Euro	72	64
U.S. dollar	73	58

ITEM 12. Description of Securities Other than Equity Securities
American Depositary Shares
Our ADR facility is maintained by Deutsche Bank Trust Company Americas, or DBTCA, pursuant to an Amended and Restated Deposit Agreement dated as of December 5, 2005, among DBTCA, holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued under the agreement and us.  We use the term “holder” in this discussion to refer to the person in whose name an American Depositary Receipt is registered.
In accordance with the terms of the Deposit Agreement, DBTCA may charge holders of our ADSs, either directly or indirectly, fees or charges up to the amounts described below.

•	$5.00 for each 100 ADSs, or any portion thereof, for:

•
each issuance of ADSs, including upon the deposit of shares or to any person to whom an ADS distribution is made pursuant to share dividends or other free distributions of stock, bonus distributions, share splits or other distributions (except where converted to cash); and

•	each surrender of ADSs for cancellation and withdrawal of deposited securities;

•
subject to certain conditions, $0.02 per ADS for each distribution of cash proceeds, including a cash dividend or sale of rights and other entitlements not made pursuant to an cancellation or withdrawal;

•	$5.00 per 100 ADSs, or any portion thereof, issued upon the exercise of rights; and

•
any other charge payable by DBTCA, its agents (including its custodian), or the agents of DBTCA’s agents in connection with the servicing of deposited securities, which charge may at the discretion of DBTCA may be billed to holders or deducted from cash dividends or other cash distributions .

The fees charged upon issuances of ADSs are imposed on the person to whom ADSs are issued, and in the case of withdrawals and cancellations, on the person surrendering the ADSs.

In addition, holders or beneficial owners of our ADSs, persons depositing shares for deposit and persons surrendering ADSs for cancellation and withdrawal of deposited securities, may be required to pay DBTCA the following charges to the extent attributable to, or associated with, deposits, surrenders or withdrawals:

•	taxes, including applicable interest and penalties, and other governmental charges;

•
registration fees for the registration of deposited securities on any applicable register in connection with the deposit, or withdrawal of, deposited securities, including those of a central depository for securities (where applicable);

•	certain cable, telex, facsimile and electronic transmission and delivery expenses;

•	the expenses and charges incurred by DBTCA in connection with the conversion of foreign currency into U.S. dollars;

•	fees and expenses incurred by DBTCA in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs;

•
fees and expenses incurred by DBTCA in connection with the registration or delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	any additional fees, charges, costs or expenses that may be incurred by DBTCA or the custodian from time to time.

In the case of cash distributions, any fees charged generally will be deducted from the cash being distributed. In the case of distributions other than cash, such as stock dividends the distribution generally will be subject to apprpriate adjustments for the deduction of the depository's fees and espeses.

If any tax or other governmental charge becomes payable by or on behalf of DBTCA or its custodian with respect to any ADS or underlying deposited security, such tax or governmental charge is required to be paid to DBTCA by the relevant holder to DBTCA.  DBTCA may deduct from any distributions made on or in respect of the relevant deposited securities and may sell for the account of the relevant holder any or all of such deposited securities (after attempting by reasonable means to notify the holder prior to such sale), and may apply such distributions and sale proceeds in payment of such tax or governmental charges, with the holder remaining fully liable for any deficiency.  If DBTCA undertakes efforts to assist a holder in obtaining a refund under certain tax treaties, the holder is required to indemnify DBTCA and certain related parties against any taxes, interest, penalties or additions to tax arising out of the refund claims or other tax benefits obtained for the holders.

DBTCA may retain, as an additional cost of currency conversion, for its account fractional cents in excess of the per ADS stated distribution rate (which in any case will not be less than two decimal places) used by DBTCA.

Payments Made by DBTCA to Deutsche Telekom AG

In consideration for its appointment as depositary, DBTCA agreed to pay contributions toward the cost of the maintenance of our ADR program and of ADR program-related investor relations activities. In 2009, the depositary paid us USD 1.0 million in this regard.  In addition, DBTCA waived the cost of various ADR program-related support services that it provided to us in 2009.  The depositary had valued these services at USD 310,000 per annum when DBTCA was appointed in 2005.  Under certain circumstances, including termination of the appointment of DBTC prior to December 5, 2010, we would be required to repay to DBTCA some or all of the cash contribution made to us in the year of termination.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 26, 2009, we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflect the resolutions adopted by our shareholders at the Annual General Meeting (Hauptversammlung) on April 30, 2009. The amended Articles of Incorporation are incorporated by reference as Exhibit 1.1 to this Annual Report. For more information on our Articles of Incorporation, please see Item 10 Additional Information – Articles of Incorporation .

ITEM 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2009 (the “Evaluation Date”), our Chairman of the Management Board and our Chief Financial Officer carried out an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act). Based on that evaluation, these officers have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective and designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chairman of the Management Board and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our Management Board is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13(a)-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Our Management Board, including the Chairman of the Management Board and the Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. The Management Board’s assessment was based on the framework and criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, our Management Board has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

The effectiveness of internal control over financial reporting, as of December 31, 2009, has been audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, both independent registered public accounting firms, who also audit our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting appears below.

(c) Report of Independent Registered Public Accounting Firms
To the Management Board and Shareholders of Deutsche Telekom AG
We have audited Deutsche Telekom AG’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Telekom AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Deutsche Telekom AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009 of Deutsche Telekom AG and our report dated February 25, 2010 expressed an unqualified opinion thereon.

February 25, 2010

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Stuttgart

/s/ Prof. Dr. Wollmert	/s/ Forst
(Prof. Dr. Wollmert)	(Forst)
Wirtschaftsprüfer	Wirtschaftsprüfer

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main

/s/ Prof. Dr. Kämpfer	/s/ Tandetzki
(Prof. Dr. Kämpfer)	(Tandetzki)
Wirtschaftsprüfer	Wirtschaftsprüfer

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

ITEM 16B. Code of Ethics

In addition to business conduct and fiduciary duties applicable by law to our directors, officers and employees, we have adopted a code of ethics specifically applicable to our board members, including the chief executive officer, the chief financial officer and other senior financial officers including the chief accounting officer and the chief controller. Our code of ethics is available through our investor relations page on our World Wide Web site at http://www.telekom.com.

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

The Audit Committee is required to pre-approve services that are not specified in the Pre-Approval Policy. Requests or applications to provide services that require specific pre-approval by the Audit Committee will be submitted to the Audit Committee by the Chief Accounting Officer. The request is required to be signed by the auditor providing such services and the Chief Financial Officer of the Group company requesting the services. Any such request must include a joint statement as to whether, in the view of the auditors and the Chief Financial Officer of the Group company concerned, the request or application is consistent with the Pre-Approval Policy and the SEC’s rules on auditor independence.

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
No services which are classified by the SEC as “prohibited services” were authorized in the last three financial years.

Our external auditors, PwC and E&Y, billed the following services related to 2009 and 2008:

PwC	2009	2008
	(millions of €)
Audit fees	17.3	18.3
Audit-related fees	5.2	5.1
Tax fees	0.9	0.4
All other fees	12.4	6.1
Total	35.8	29.9

E&Y	2009	2008
	(millions of €)
Audit fees	17.4	14.0
Audit-related fees	3.9	9.7
Tax fees	1.2	1.2
All other fees	1.1	0.1
Total	23.6	25.0

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

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Our audit committee includes one or more members who are exempt from the audit committee member independence requirements of Rule 10A-3 of the Exchange Act pursuant to the exemptions provided by Rule 10A-3(b)(1)(iv) of the Exchange Act. Specifically, Herman Josef Becker, Lothar Holzwarth and Waltraud Litzenberger are employees of Deutsche Telekom AG. Mr. Becker is a member of the management of Deutsche Telekom Direct Sales and Consulting, as well as Chairman of the Group Executive Staff Representation Committee and Executive Staff Representation Committee of Deutsche Telekom AG. Mr. Holzwarth is Chairman of the Central Works Council Deutsche Telekom Geschäftskunden. Mrs. Litzenberger is Chairwoman of the Group Works Council and the European Works Council at Deutsche Telekom AG. All members named above are exempt from the requirements of Rule 10A-3(b)(1)(ii) of the Exchange Act by virtue of Rule 10A-3(b)(1)(iv)(C) of the Exchange Act as they are not executive officers and were named to the Supervisory Board pursuant to the Co-Determination Act. We do not believe that our reliance on these exemptions from the independence requirements of Rule 10A-3 of the Exchange Act will materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Changes in Registrant’s Certifying Accountant

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

Our company has three basic governance bodies—a management board, a supervisory board and its shareholders’ meeting. The Stock Corporation Act requires a clear separation of management and supervisory functions and therefore prohibits simultaneous membership on both boards. Our two-tiered board structure contrasts with the unitary board of directors envisaged by the relevant laws of all U.S. states and the NYSE listing standards. For more information on our Management Board and Supervisory Board, see “Item 6. Directors, Senior Management and Employees.”

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

In the United States, the interests of the owners of a company are predominantly represented by the Board of Directors, whereas our Supervisory Board must be concerned with the interests of our shareholders as well as those of our employees. Our Supervisory Board is made up of ten shareholder representatives and ten employee representatives, the latter having been elected by our employees. The Chairman of our Supervisory Board is one of the shareholder representatives. In case of a tie vote, the Chairman may cast the tie-breaking vote.

German law also includes several rules applicable to members of our Supervisory Board, which are designed to ensure a certain degree of independence of the board’s members. Members of our Supervisory Board are required to act in the best interests of Deutsche Telekom AG. They must not follow directions or instructions from third parties. Any service, consulting or similar agreement between us and any of the members of our Supervisory Board must be approved by the Supervisory Board. Deutsche Telekom AG, as a German stock corporation and foreign private issuer, is not required to make the affirmative independence determination set forth in Section 303A of the NYSE Listed Company Manual (as an NYSE-listed U.S. company would be required to do).

The German Corporate Governance Code sets out additional corporate governance rules applicable to us. While these rules are not legally binding, companies failing to comply with the German Corporate Governance Code’s recommendations must disclose publicly that their practices differ from those recommended by the German Corporate Governance Code. The German Corporate Governance Code describes and summarizes the basic mandatory statutory corporate governance principles found in the Stock Corporation Act and other provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards of responsible corporate governance, which are intended to reflect generally accepted best practices. Because we are a stock corporation with shares listed on a German stock exchange, we are required by Section 161 of the Stock Corporation Act to issue an annual compliance report stating which of the German Corporate Governance Code’s recommendations, if any, we do not apply. However, we may choose not to adopt the German Corporate Governance Code’s suggestions without making any related disclosure. For more information on our most recently issued declaration of conformity, see Item 10. Additional Information – Corporate Governance.

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

See pages F-1 through F-96.

ITEM 19. Exhibits

Documents filed as exhibits to this Annual Report.

1.1
Memorandum and Articles of Incorporation (Satzung) of Deutsche Telekom AG, as amended (English translation) (incorporated by reference to Deutsche Telekom’s current report on Form 6-K filed with the SEC on June 17, 2009 that indicates on its cover page that it was incorporated by reference into Deutsche Telekom AG’s existing registration statements)

2.1
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom International Finance B.V. (incorporated by reference to Exhibit 4.1 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.2
Indenture dated as of July 6, 2000, relating to debt securities of Deutsche Telekom (incorporated by reference to Exhibit 4.2 of Deutsche Telekom’s registration statement on Form F-3 (Reg. No. 333-118932) filed with the SEC on September 13, 2004)

2.3
First Supplemental Indenture and Resignation and Appointment of Paying Agent and Security Registrar dated as of November 9, 2007 (incorporated by reference to Exhibit 2.3 of Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC on February 28, 2008)

2.4
Except as noted in Exhibits 2.1, 2.2 and 2.3 above, the total amount of long-term debt securities of Deutsche Telekom AG authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. Deutsche Telekom AG hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Deutsche Telekom AG or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	Subsidiaries as of December 31, 2009
11.1	Deutsche Telekom AG’s Code of Ethics, as amended (incorporated by reference to Exhibit 11.1 of Deutsche Telekom’s Annual Report on Form 20-F filed with the SEC on March 14, 2006)
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Consent of Independent Registered Public Accounting Firms

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 25, 2010	DEUTSCHE TELEKOM AG

	By:	/s/ RENÉ OBERMANN
René Obermann Chairman of the Management Board

	By:	/s/ TIMOTHEUS HÖTTGES
Timotheus Höttges Member of the Management Board Finance

Deutsche Telekom AG

Report of Independent Registered Public Accounting Firms
To the Board of Management and Shareholders of Deutsche Telekom AG:

We have audited the accompanying consolidated statements of financial position of Deutsche Telekom AG (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deutsche Telekom AG at December 31, 2009, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

As discussed in the Summary of Accounting Policies note to the consolidated financial statements, the Company applied the amendments of IAS 1 "Presentation of Financial Statements" for the first time in 2009 and, as required for the accounting change, has restated prior periods for comparison purposes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Deutsche Telekom AG`s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2010 expressed an unqualified opinion thereon.

February 25, 2010

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft Stuttgart /s/Prof. Dr. Wollmert	/s/ Forst
(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Forst) Wirtschaftsprüfer

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Frankfurt am Main /s/ Prof. Dr. Kämpfer	/s/ Tandetzki
(Prof. Dr. Kämpfer) Wirtschaftsprüfer	(Tandetzki) Wirtschaftsprüfer

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(millions of €)	Note	Dec. 31, 2009	Dec. 31, 20081	Dec. 31, 20071
Assets
Current assets		23,012	15,431	15,845
Cash and cash equivalents	1	5,022	3,026	2,200
Trade and other receivables	2	6,757	7,393	7,696
Current recoverable income taxes	24	144	273	222
Other financial assets	8	2,001	1,692	1,919
Inventories	3	1,174	1,294	1,463
Non-current assets and disposal groups held for sale	4	6,527	434	1,103
Other assets		1,387	1,319	1,242

Non-current assets		104,762	107,709	104,828
Intangible assets	5	51,705	53,927	54,404
Property, plant and equipment	6	45,468	41,559	42,531
Investments accounted for using the equity method	7	147	3,557	118
Other financial assets	8	1,739	1,863	699
Deferred tax assets	24	5,162	6,234	6,610
Other assets		541	569	466
Total assets		127,774	123,140	120,673

Liabilities and shareholders’ equity
Current liabilities		24,794	24,242	22,504
Financial liabilities	9	9,391	9,584	8,364
Trade and other payables	10	6,304	7,073	6,823
Income tax liabilities	24	511	585	437
Other provisions	12	3,369	3,437	3,365
Liabilities directly associated with non-current assets and disposal groups held for sale	4	1,423	95	182
Other liabilities	13	3,796	3,468	3,333

Non-current liabilities		61,043	55,786	52,924
Financial liabilities	9	41,800	37,010	34,542
Provisions for pensions and other employee benefits	11	6,179	5,157	5,354
Other provisions	12	2,161	3,304	3,665
Deferred tax liabilities	24	7,153	7,108	6,675
Other liabilities	13	3,750	3,207	2,688

Liabilities		85,837	80,028	75,428
Shareholders' equity	14	41,937	43,112	45,245
Issued capital		11,165	11,165	11,165
Capital reserves		51,530	51,526	51,524
Retained earnings including carryforwards		(20,951)	(18,761)	(16,218)
Total other comprehensive income		(3,576)	(5,411)	(4,907)
Total other comprehensive income directly associated with non-current assets and disposal groups held for sale		(2,162)	-	-
Net profit		353	1,483	571
Treasury shares		(5)	(5)	(5)
Issued capital and reserves attributable to owners of the parent		36,354	39,997	42,130
Non-controlling interests		5,583	3,115	3,115

Total liabilities and shareholders’ equity		127,774	123,140	120,673

1 Figures for the prior-year reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

(millions of €)	Note	2009	2008	2007
Net revenue	15	64,602	61,666	62,516
Cost of sales	16	(36,259)	(34,592)	(35,337)
Gross profit		28,343	27,074	27,179
Selling expenses	17	(15,863)	(15,952)	(16,644)
General and administrative expenses	18	(4,653)	(4,821)	(5,133)
Other operating income	19	1,504	1,971	1,645
Other operating expenses	20	(3,319)	(1,232)	(1,761)
Profit from operations		6,012	7,040	5,286
Finance costs	21	(2,555)	(2,487)	(2,514)
Interest income		341	408	261
Interest expense		(2,896)	(2,895)	(2,775)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	22	24	(388)	55
Other financial income (expense)	23	(826)	(713)	(374)
Profit (loss) from financial activities		(3,357)	(3,588)	(2,833)

Profit before income taxes		2,655	3,452	2,453
Income taxes	24	(1,782)	(1,428)	(1,373)

Profit		873	2,024	1,080

Profit (loss) attributable to		873	2,024	1,080
Owners of the parent (net profit (loss))		353	1,483	571
Non-controlling interests	25	520	541	509

Earnings per share/ADS	26
Basic		0.08	0.34	0.13
Diluted		0.08	0.34	0.13

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(millions of €)	2009	2008	2007
Profit	873	2,024	1,080
Actuarial gains and losses on defined benefit pension plans	(461)	227	923
Revaluation due to business combinations	(38)	0	18
Exchange differences on translating foreign operations	(211)	(352)	(2,510)
Available-for-sale financial assets
Recognition of other comprehensive income in income statement	0	0	(1)
Change in other comprehensive income (not recognized in income statement)	(4)	1	(1)
Fair value measurement of hedging instruments
Recognition of other comprehensive income in income statement	8	(101)	3
Change in other comprehensive income (not recognized in income statement)	(56)	60	(118)
Other income and expense recognized directly in equity	11	(8)	0
Income taxes relating to components of other comprehensive income	138	(53)	(228)
Other comprehensive income	(613)	(226)	(1,914)

Total comprehensive income	260	1,798	(834)

Total comprehensive income attributable to	260	1,798	(834)
Owners of the parent	(261)	1,251	(1,346)
Non-controlling interests	521	547	512

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Issued capital and reserves attributable to owners of the parent
		Equity contributed		Consolidated shareholders’ equity generated		Total other comprehensive income
	Number of shares	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)	Translation of foreign operations	Revaluation surplus	Available-for-sale financial assets
	(thousands)	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)
Balance at Jan. 1, 2007	4,361,119	11,164	51,498	(16,977)	3,173	(3,476)	436	4
Changes in the composition of the Group				(5)
Unappropriated profit (loss) carried forward				3,173	(3,173)
Dividends				(3,124)
Proceeds from the exercise of stock options	179	1	26
Total comprehensive income				559	571	(2,523)	28	(2)
Transfer to retained earnings				156			(156)
Balance at Dec. 31, 2007	4,361,298	11,165	51,524	(16,218)	571	(5,999)	308	2
Balance at Jan. 1, 2008	4,361,298	11,165	51,524	(16,218)	571	(5,999)	308	2
Changes in the composition of the Group
Unappropriated profit (loss) carried forward				571	(571)
Dividends				(3,386)
Proceeds from the exercise of stock options	22		2
Total comprehensive income				166	1,483	(357)		1
Transfer to retained earnings				106			(106)
Balance at Dec. 31, 2008	4,361,320	11,165	51,526	(18,761)	1,483	(6,356)	202	3
Balance at Jan. 1, 2009	4,361,320	11,165	51,526	(18,761)	1,483	(6,356)	202	3
Changes in the composition of the Group
Unappropriated profit (loss) carried forward				1,483	(1,483)
Dividends				(3,386)
Proceeds from the exercise of stock options			4
Total comprehensive income				(333)	353	(221)	(38)	(6)
Transfer to retained earnings				46			(46)
Balance at Dec. 31, 2009	4,361,320	11,165	51,530	(20,951)	353	(6,577)	118	(3)

The accompanying notes are an integral part of the consolidated financial statements.

	Issued capital and reserves attributable to owners of the parent
	Total other comprehensive income
	Cash flow hedges	Other comprehensive income	Taxes	Treasury shares	Total	Non-controlling interests	Total shareholders’ equity
	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)	(millions of €)
Balance at Jan. 1, 2007	1,241	0	(480)	(5)	46,578	3,100	49,678
Changes in the composition of the Group					(5)		(5)
Unappropriated profit (loss) carried forward					0		0
Dividends					(3,124)	(497)	(3,621)
Proceeds from the exercise of stock options					27		27
Total comprehensive income	(115)		136		(1,346)	512	(834)
Transfer to retained earnings					0		0
Balance at Dec. 31, 2007	1,126	0	(344)	(5)	42,130	3,115	45,245
Balance at Jan. 1, 2008	1,126	0	(344)	(5)	42,130	3,115	45,245
Changes in the composition of the Group					0	(2)	(2)
Unappropriated profit (loss) carried forward					0		0
Dividends					(3,386)	(545)	(3,931)
Proceeds from the exercise of stock options					2		2
Total comprehensive income	(41)	(11)	10		1,251	547	1,798
Transfer to retained earnings					0		0
Balance at Dec. 31, 2008	1,085	(11)	(334)	(5)	39,997	3,115	43,112
Balance at Jan. 1, 2009	1,085	(11)	(334)	(5)	39,997	3,115	43,112
Changes in the composition of the Group					0	2,783	2,783
Unappropriated profit (loss) carried forward					0		0
Dividends					(3,386)	(840)	(4,226)
Proceeds from the exercise of stock options					4	4	8
Total comprehensive income	(48)	11	21		(261)	521	260
Transfer to retained earnings					0		0
Balance at Dec. 31, 2009	1,037	0	(313)	(5)	36,354	5,583	41,937

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of €)	Note	2009	2008	2007
Profit	30	873	2,024	1,080
Depreciation, amortization and impairment losses		13,894	10,975	11,611
Income tax expense (benefit)		1,782	1,428	1,373
Interest income and interest expenses		2,555	2,487	2,514
Other financial (income) expense		826	713	374
Share of (profit) loss of associates and joint ventures accounted for using the equity method		(24)	388	(55)
(Profit) loss on the disposal of fully consolidated subsidiaries		(26)	(455)	(379)
Other non-cash transactions		(230)	(147)	124
(Gain) loss from the disposal of intangible assets and property, plant and equipment		51	70	(42)
Change in assets carried as working capital		1,936	286	(1,072)
Change in provisions		(891)	493	1,825
Change in other liabilities carried as working capital		(1,818)	(130)	(1,391)
Income taxes received (paid)		(928)	(520)	171
Dividends received		29	13	36
Net payments from entering into or canceling interest rate swaps1		242	-	-
Cash generated from operations		18,271	17,625	16,169
Interest paid		(3,456)	(3,431)	(4,005)
Interest received		980	1,174	1,550
Net cash from operating activities		15,795	15,368	13,714
Cash outflows for investments in
Intangible assets		(1,598)	(1,799)	(1,346)
Property, plant and equipment		(7,604)	(6,908)	(6,669)
Non-current financial assets		(176)	(3,261)	(264)
Investments in fully consolidated subsidiaries and business units		(1,007)	(1,030)	(1,547)
Proceeds from disposal of
Intangible assets		7	34	39
Property, plant and equipment		369	338	722
Non-current financial assets		99	102	133
Investments in fully consolidated subsidiaries and business units		116	778	888
Net change in short-term investments and marketable securities and receivables		(320)	611	(60)
Net change in cash and cash equivalents due to the first-time full consolidation of OTE		1,558	-	-
Other		(93)	(249)	50
Net cash used in investing activities		(8,649)	(11,384)	(8,054)
Proceeds from issue of current financial liabilities		3,318	39,281	32,514
Repayment of current financial liabilities		(9,314)	(44,657)	(35,259)
Proceeds from issue of non-current financial liabilities		5,379	6,477	1,586
Repayment of non-current financial liabilities		(93)	(96)	(1,020)
Dividend payments		(4,287)	(3,963)	(3,762)
Proceeds from the exercise of stock options		2	3	24
Repayment of lease liabilities		(128)	(142)	(208)
Net cash used in financing activities		(5,123)	(3,097)	(6,125)
Effect of exchange rate changes on cash and cash equivalents		58	(61)	(100)
Changes in cash and cash equivalents associated with non-current assets and disposal groups held for sale		(85)	-	-
Net increase (decrease) in cash and cash equivalents		1,996	826	(565)
Cash and cash equivalents, at the beginning of the year		3,026	2,200	2,765
Cash and cash equivalents, at the end of the year		5,022	3,026	2,200
Adjusted. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Summary of accounting policies.

General information.

The Deutsche Telekom Group (hereinafter referred to as “Deutsche Telekom” or the “Group”) is one of the world's leading service providers in the telecommunications and information technology sector. With its five operating segments, Germany, United States, Europe, Southern and Eastern Europe and Systems Solutions, as well as Group Headquarters & Shared Services, Deutsche Telekom covers the full range of state-of-the-art telecommunications and information technology services.

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

The consolidated financial statements of Deutsche Telekom for the 2009 financial year were released for publication by the Board of Management on February 8, 2010.

Basis of preparation.

The consolidated financial statements of Deutsche Telekom have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial year corresponds to the calendar year. Due to a change in accounting policies, the consolidated statement of financial position includes comparative amounts for two reporting dates. The consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows include two comparative years.

Presentation in the statement of financial position differentiates between current and non-current assets and liabilities, some of which are broken down further by their respective maturities in the notes to the financial statements. The consolidated income statement is presented using the cost-of-sales method. Under this format, net revenue is compared against the expenses incurred to generate these revenues, classified into cost of sales, selling, and general and administrative functions. The consolidated financial statements are prepared in euros.

The financial statements of Deutsche Telekom AG and its subsidiaries included in the consolidated financial statements were prepared using uniform group accounting policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Initial application of standards, interpretations and amendments to standards and interpretations in the financial year.

In the financial year, Deutsche Telekom for the first time applied the following IASB pronouncements and/or amendments to such pronouncements that have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows:

•	IAS 1 "Presentation of Financial Statements,"

•	Amendments resulting from the Annual Improvements Project, May 2008,

•	IAS 23 "Borrowing Costs," and

•	IFRS 7 "Financial Instruments: Disclosures."

For further details of the effects of the initial application, please refer to the section "Change in accounting policies."

None of the following IASB pronouncements or amendments to such pronouncements that are applicable in the 2009 financial year for the first time had any impact or a material impact on the presentation of Deutsche Telekom's results of operations, financial position or cash flows.

Pronouncement	Date of issue by the IASB	Title
IFRIC 13	June 28, 2007	Customer Loyalty Programmes
IFRS 2	January 17, 2008	Share-based Payment
IAS 32	February 14, 2008	Financial Instruments: Presentation
IFRS 1/IAS 27	May 22, 2008	First-time Adoption of International Financial Reporting Standards/ Consolidated and Separate Financial Statements
IFRIC 15	July 3, 2008	Agreements for the Construction of Real Estate
IFRIC 16	July 3, 2008	Hedges of a Net Investment in a Foreign Operation
IFRIC 18	January 29, 2009	Transfer of Assets from Customers
IFRIC 9/IAS 39	March 12, 2009	Reassessment of Embedded Derivatives/Financial Instruments: Recognition and Measurement

Standards, interpretations and amendments issued, but not yet adopted.

In January 2008, the IASB issued the revised standards IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements." The standards are the result of the second phase of the project undertaken jointly with the Financial Accounting Standards Board (FASB) to reform the accounting for business combinations.

The main changes that the revised IFRS 3 will make to the existing requirements are described below:

•
The revised IFRS 3 gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the net identifiable assets. This option can be exercised for each business combination individually.

•
In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus net assets acquired.

•
Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Agreed contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.

•	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.

•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•
In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

    The main changes that the revised IAS 27 will make to the existing requirements are described below:

•	Changes in a parent's ownership interest in a subsidiary, that do not result in the loss of control shall only be accounted for within equity.

•
If a parent loses control of a subsidiary, it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•
When losses attributed to the non-controlling interests exceed the non-controlling interests in the subsidiary's equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first financial year beginning on or after July 1, 2009. Earlier application is permitted, however, at the earliest at the beginning of a financial year beginning on or after June 30, 2007. The provisions of IAS 27 shall be effective for financial years beginning on or after July 1, 2009. Earlier application is permitted. However, the earlier application of one of these two standards requires that the other standard is also applied at the same earlier time. Deutsche Telekom will apply the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries after January 1, 2010 for the first time.

In July 2008, the IASB issued an amendment to IAS 39 "Financial Instruments: Recognition and Measurement." The amendment on eligible hedged items specifies that an entity may designate an option as a hedge of changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment to IAS 39 is effective for financial years beginning on or after July 1, 2009. The provisions are to be applied retrospectively. The amendment to the standard is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2008, the IASB issued the revised IFRS 1 "First-time Adoption of International Financial Reporting Standards." The revised standard is effective for financial years beginning on or after July 1, 2009. In addition, IFRS 1 was amended in July 2009 to add two additional exemptions for first-time adopters. These exemptions are effective for financial years beginning on or after January 1, 2010. In January 2010, IFRS 1 was extended once again by some minor supplements, which are mandatory from July 1, 2010. None of the amendments to IFRS 1 are relevant for Deutsche Telekom’s financial reporting.

In November 2008, the IFRIC issued IFRIC 17 "Distribution of Non-Cash Assets to Owners”. The interpretation provides guidance on the recognition and measurement of liabilities arising from dividends paid in the form of assets other than cash (e.g., property, plant and equipment) and clarifies how any difference between the carrying amount of the assets distributed and the fair value of the dividend paid should be accounted for. IFRIC 17 is effective for financial years beginning on or after July 1, 2009. The adoption of IFRIC 17 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In April 2009, the IASB issued "Improvements to IFRSs" – a collection of necessary, but non-urgent, amendments to existing IFRSs. This is the second pronouncement published as part of the Annual Improvements Project and contains amendments to twelve existing standards and interpretations. Unless otherwise specified in the respective standard, the amendments are effective for financial years beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In June 2009, the IASB issued amendments to IFRS 2 "Share-based Payment." These amendments clarify the accounting for group-settled share-based payment transactions. In these arrangements, the subsidiary receives goods or services from employees or suppliers, but its parent or another entity in the group must pay those suppliers. An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The IASB additionally clarified that in IFRS 2 a “group” has the same meaning as in IAS 27 "Consolidated and Separate Financial Statements." The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 "Scope of IFRS 2" and IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions." As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The amendments to IFRS 2 are effective retrospectively for financial years beginning on or after January 1, 2010. The amendments are not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In October 2009, the IASB issued an amendment to IAS 32 "Financial Instruments: Presentation." This amendment clarifies the classification of rights issues as equity or liabilities when the rights are denominated in a currency other than the issuer’s functional currency. Previously, such rights issues had been accounted for as derivative liabilities. The amendment requires that if such rights are issued pro rata to an entity's shareholders for a fixed amount of currency, they are to be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is effective for financial years beginning on or after February 1, 2010. The amendment is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2009, the IASB issued amendments to IAS 24 "Related Party Disclosures." Previously, entities that are controlled or significantly influenced by a government had been required to disclose information about all transactions with entities that are controlled or significantly influenced by the same state. The revised standard still requires disclosures that are important to users of financial statements. However, in the future, information that is costly to produce or that is of little value for users of financial statements will be exempt from this requirement. Only information on transactions that are individually or collectively significant is still to be disclosed. In addition, the definition of a related party was simplified and a number of inconsistencies were eliminated. The revised standard is effective retrospectively for financial years beginning on or after January 1, 2011. The amendments are not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2009, the IASB issued IFRS 9 "Financial Instruments." The standard is the result of the first of three phases of the project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9. IFRS 9 governs the classification and measurement of financial assets. The other phases of the project, in which the classification and measurement of financial liabilities, the impairment of financial instruments, and hedge accounting will be revised, as well as a further project on the derecognition of financial instruments, have not yet been finalized. The IASB is aiming to replace IAS 39 in its entirety by the end of 2010. IFRS 9 requires financial assets to be assigned to one of the following two measurement categories: "at amortized cost" or "at fair value." IFRS 9 also grants a fair value option which allows financial assets that would normally be assigned to the "at amortized cost" category to be designated as “at fair value” if the fair value designation would eliminate or significantly reduce measurement or recognition inconsistency. It is mandatory to assign equity instruments to the "at fair value" category. If, however, the equity instrument is not held for trading, the standard allows an irrevocable option to be made at initial recognition to designate it as “at fair value" through other comprehensive income. Dividend income resulting from the equity instrument is recognized in profit or loss. IFRS 9 is effective for financial years beginning on or after January 1, 2013. The provisions are to be applied retrospectively. Deutsche Telekom is currently analyzing the resulting effects on the presentation of results of operations, financial position or cash flows.

In November 2009, the IASB issued an amendment to its requirements on accounting for pension plans. The amendment is to IFRIC 14 "Prepayments of a Minimum Funding Requirement," which is an interpretation of IAS 19 "Employee Benefits." The amendment applies in limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover these requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendment has an effective date for mandatory adoption of January 1, 2011. Retrospective adoption is required. Deutsche Telekom is currently analyzing the resulting effects on the presentation of results of operations, financial position or cash flows.

In November 2009, the IASB issued the interpretation IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments." The interpretation provides guidance on how to interpret IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept equity instruments to settle the financial liabilities fully or partially. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability fully or partially. In addition, these equity instruments are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments shall be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. The interpretation is effective for financial years beginning on or after July 1, 2010. The adoption of IFRIC 19 is not expected to have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Change in accounting policies.

Deutsche Telekom changed the structure of its operating segments in the 2009 financial year. In addition, the following changes in accounting policies primarily resulted from the adoption of pronouncements or amendments to pronouncements that were applicable for the first time.

Changes to the structure of the operating segments.

•
Since July 1, 2009, Deutsche Telekom's organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009, Deutsche Telekom has reported on the five operating segments Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions, as well as on Group Headquarters & Shared Services.

•
To implement its "Focus, fix and grow" strategy, Deutsche Telekom transferred around 160,000 business customers from T-Systems to the former Broadband/Fixed Network operating segment (since July 1, 2009: Germany operating segment) under the umbrella of T-Home and Sales & Service with effect from January 1, 2009. At the same time, the Business Customers operating segment was renamed Systems Solutions.

Changes in accounting policies.

In September 2007, the IASB issued an amendment to IAS 1 "Presentation of Financial Statements." The amendments to IAS 1 are effective for financial years beginning on or after January 1, 2009. In accordance with the requirements of IAS 1, Deutsche Telekom has retrospectively adjusted the presentation of its results of operations, financial position and cash flows as follows:

•
All changes in shareholders' equity resulting from transactions with owners are presented separately from those changes in shareholders' equity not resulting from transactions with owners (non-owner changes).

•
Income and expenses are presented separately from transactions with owners in two components of the financial statements (consolidated income statement and consolidated statement of comprehensive income).

•	The components of “Other comprehensive income“ are presented in the consolidated statement of comprehensive income.

•	“Total other comprehensive income“ is presented in the consolidated statement of changes in equity.

IAS 1 also requires the relevant amount of income tax per component of “Other comprehensive income” to be stated and the amounts reclassified as “Other comprehensive income” to be presented.

Deutsche Telekom adopted the amendments to IAS 1 in the 2009 financial year and changed the presentation of its financial statements accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of the first Annual Improvements Project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. In the collective standard, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the statement of financial position as current assets or liabilities. Since January 1, 2009, Deutsche Telekom has therefore reported its held-for-trading derivative financial instruments as either current or non-current depending on the maturity of the particular contract. The figures for the comparative reporting dates have been adjusted accordingly.

The retrospective amendment of the disclosure of derivative financial instruments classified as held for trading had the following effects on the presentation of the consolidated statements of financial position as of December 31, 2008 and 2007:

(millions of €)	Dec. 31, 2008			Dec. 31, 2007
	Before amendment	Amendment	After amendment	Before amendment	Amendment	After amendment
Assets
Current assets
Other financial assets	2,169	(477)	1,692	2,019	(100)	1,919
Non-current assets
Other financial assets	1,386	477	1,863	599	100	699

Liabilities
Current liabilities
Financial liabilities	10,208	(624)	9,584	9,075	(711)	8,364
Non-current liabilities
Financial liabilities	36,386	624	37,010	33,831	711	34,542

The amendment does not affect any other items in the statement of financial position. Prior-year figures included in all disclosures relating to items presented here were adjusted accordingly.

The other amendments to IFRSs resulting from the collective standard did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Deutsche Telekom adjusted the presentation of its statement of cash flows in 2009. Net payments from entering into or canceling interest rate swaps are disclosed as cash generated from operations under "Net cash from operating activities" and no longer under “Net cash used in/from investing activities.” Deutsche Telekom believes that this change better reflects the economic nature of the transaction.

In March 2007, the IASB issued an amendment to IAS 23 "Borrowing Costs." The amendment to the standard mainly relates to the elimination of the option of recognizing borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as an expense. In accordance with Deutsche Telekom's accounting principles, qualifying assets are construction projects or other assets for which a period of at least twelve months is necessary in order to get them ready for their intended use or sale. Borrowing costs relating to assets measured at fair value and to inventories that are manufactured or produced in large quantities on a repetitive basis must not be capitalized, even if they take a substantial period of time to get ready for use or sale. For further details, please refer to Note 21.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On March 5, 2009, the IASB issued amendments to IFRS 7 "Financial Instruments: Disclosures." The amendments are entitled "Improving Disclosures about Financial Instruments – Amendments to IFRS 7" and also contain minor changes to IFRS 4 "Insurance Contracts." The amendments to IFRS 7 relate to disclosures about fair value measurements and disclosures about liquidity risk. The disclosures about fair value measurements specify that a table must be provided for each class of financial instruments on the basis of a three-level fair value hierarchy. The scope of the disclosure requirements is also expanded. A distinction is made between three measurement categories:

•
Level 1: At the top level of the fair value hierarchy, fair values are determined based on quoted prices because the best objective evidence of the fair value of a financial asset or financial liability is quoted prices in an active market.

•
Level 2: If the market for a financial instrument is not active, an entity can establish fair value by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.

•	Level 3: The valuation techniques used at this level are not based on observable market data.

Disclosures about liquidity risk are also clarified and expanded. For example, the maturity analysis must be divided into disclosures about derivative and non-derivative financial liabilities. The amendments shall be applied for financial years beginning on or after January 1, 2009. For further details, please refer to Note 21.

Accounting policies.

Intangible assets (excluding goodwill) with finite useful lives, including UMTS licenses, are measured at cost and amortized on a straight-line basis over their useful lives. Such assets are impaired if their recoverable amount, which is measured at the higher of fair value less costs to sell and value in use, is lower than the carrying amount. Indefinite-lived intangible assets (mobile communications licenses granted by the Federal Communications Commission in the United States (FCC licenses)) are carried at cost. While FCC licenses are issued for a fixed time, renewals of FCC licenses have occurred routinely and at nominal costs. Moreover, Deutsche Telekom has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the FCC licenses, and therefore treats the FCC licenses as an indefinite-lived intangible asset. They are not amortized, but tested for impairment annually or whenever there are indications of impairment and, if necessary, written down to the recoverable amount. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

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

Years
Mobile communications licenses:
FCC licenses	Indefinite
UMTS licenses	5 to 15
GSM licenses	1 to 15

     Development expenditures are capitalized if they meet the criteria for recognition as assets and are amortized over their useful lives. Research expenditures are not capitalized and are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Goodwill is not amortized, but is tested for impairment based on the recoverable amount of the cash-generating unit to which the goodwill is allocated (impairment-only approach). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment test must be performed annually, as well as whenever there are indications that the carrying amount of the cash-generating unit is impaired. If the carrying amount of the cash-generating unit to which goodwill is allocated exceeds its recoverable amount, goodwill allocated to this cash-generating unit must be reduced in the amount of the difference. Impairment losses for goodwill may not be reversed. If the impairment loss recognized for the cash-generating unit exceeds the carrying amount of the allocated goodwill, the additional amount of the impairment loss is recognized through the pro-rata reduction of the carrying amounts of the assets allocated to the cash-generating unit. Deutsche Telekom determines the recoverable amount of a cash-generating unit based on its fair value less costs to sell, unless a higher value in use can be determined. The fair value less costs to sell is generally determined based on discounted cash flow calculations. These discounted cash flow calculations use projections that are based on financial budgets approved by management covering a ten-year period and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the ten-year period are extrapolated using appropriate growth rates. Key assumptions on which management has based its determination of fair value less costs to sell include the development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, growth rates and discount rates. Cash flow calculations are supported by external sources of information.

Property, plant and equipment is carried at cost less straight-line depreciation, and impairment losses, if applicable. The depreciation period is based on the expected useful life. Items of property, plant and equipment are depreciated pro rata in the year of acquisition. The residual values, useful lives and the depreciation method of the assets are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates in accordance with IAS 8. In addition to directly attributable costs, the costs of internally developed assets include proportionate indirect material and labor costs, as well as administrative expenses relating to production or the provision of services. In addition to the purchase price and costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, costs also include the estimated costs for dismantling and removing the asset, and restoring the site on which it is located. If an item of property, plant and equipment consists of several components with different estimated useful lives, the individual significant components are depreciated over their individual useful lives. Maintenance and repair costs are expensed as incurred. Investment grants received reduce the cost of the assets for which the grants were made.

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

Impairment of intangible assets and items of property, plant and equipment is identified by comparing the carrying amount with the recoverable amount. If no future cash flows generated independently of other assets can be allocated to the individual assets, recoverability is tested on the basis of the cash-generating unit to which the assets can be allocated. At each reporting date, Deutsche Telekom assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset or cash-generating unit must be determined. In addition, annual impairment tests are carried out for intangible assets with indefinite useful lives (FCC licenses). The recoverable amount of a cash-generating unit is the higher of the cash-generating unit’s fair value less costs to sell and its value in use. Impairment losses are reversed if the reasons for recognizing the original impairment loss no longer apply and the asset is recognized at a value that would have been applied if no impairment losses had been recognized in prior periods.

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

Beneficial ownership of leased assets is attributed to the contracting party in the lease to which the substantial risks and rewards incidental to ownership of the asset are transferred. If substantially all risks and rewards are attributable to the lessor (operating lease), the leased asset is recognized in the statement of financial position by the lessor. Measurement of the leased asset is then based on the accounting policies applicable to that asset. The lease payments are recognized in profit or loss. The lessee in an operating lease recognizes the lease payments made during the term of the lease in profit or loss.

If substantially all risks and rewards incidental to ownership of the leased asset are attributable to the lessee (finance lease), the lessee must recognize the leased asset in the statement of financial position. At the commencement of the lease term, the leased asset is measured at the lower of fair value or present value of the future minimum lease payments and is depreciated over the shorter of the estimated useful life or the lease term. Depreciation is recognized as expense. The lessee recognizes a lease liability equal to the carrying amount of the leased asset at the commencement of the lease term. In subsequent periods, the lease liability is reduced using the effective interest method and the carrying amount is adjusted accordingly. The lessor in a finance lease recognizes a receivable in the amount of the net investment in the lease. Lease income is classified into repayments of the lease receivable and finance income. The lease receivable is reduced using the effective interest method and the carrying amount is adjusted accordingly.

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

Non-current assets and disposal groups held for sale are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets are measured at the lower of the carrying amount and fair value less costs to sell and are classified as non-current assets and disposal groups held for sale. Such assets are no longer depreciated. As a rule, impairment of such assets is only recognized if fair value less costs to sell is lower than the carrying amount. If fair value less costs to sell subsequently increases, the impairment loss previously recognized must be reversed. The reversal of impairment losses is limited to the impairment losses previously recognized for the assets concerned. If the requirements for the classification of assets as held for sale are no longer met, the assets may no longer be shown as held for sale. The assets are to be measured at the lower of the carrying amount that would have applied if the asset had not been classified as held for sale, and the recoverable amount at the date at which the requirements for the classification as held for sale are no longer met.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pension obligations and other employee benefits.

The Group arranges defined benefit pension plans in different countries on the basis of the pensionable compensation of its employees and their length of service. Some of these pension plans are financed through external pension funds.

Provisions for pensions are measured using the projected unit credit method for defined benefit plans, taking into account not only the pension obligations and vested pension rights known at the reporting date, but also expected future salary and benefit increases. The interest rate used to determine the present value of the obligations was set on the basis of the yield on high-quality corporate bonds in the respective currency area. In countries without a deep market for such bonds, estimates based on the yield on government bonds were used instead. Actuarial gains and losses arising from adjustments and changes in actuarial assumptions are recognized in the period in which they occur outside profit or loss within equity (retained earnings). The return on plan assets is classified in interest income. Service costs are classified as operating expenses. Past service costs are recognized immediately to the extent that the benefits are vested; otherwise, they are recognized on a straight-line basis over the average remaining vesting period.

The majority of the Group’s defined benefit plans are pension plans in Germany. Other significant pension plans are offered in Switzerland, Greece, and a number of other European Union countries.

In addition to the Group's pension obligations for non-civil servants in Germany based on direct and indirect pension commitments, there are further obligations under Article 131 of the Basic Law (Grundgesetz – GG). Since 1996, the pension commitments in Germany have been based on direct pension commitments in the form of credits to capital accounts held by employees. Within the scope of the realignment of the company pension plan in 1997, existing commitments were transferred to these capital accounts in accordance with an agreement for the protection of vested benefits. The benefit obligations due to retirees and employees approaching retirement remained unchanged.

Individual Group entities grant defined contribution plans to their employees. Under defined contribution plans, the employer does not assume any other obligations above and beyond the payment of contributions to an external fund. The amount of the future pension payments will exclusively depend on the contribution made by the employer (and their employees, if applicable) to the external fund, including income from the investment of such contributions. The amounts payable are expensed when the obligation to pay the amounts is established, and classified as expenses.

Civil-servant retirement arrangements at Deutsche Telekom. In accordance with the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz), the Federal Pension Service for Post and Telecommunications (Bundes-Pensions-Service für Post und Telekommunikation e.V. - BPS-PT) for current and former employees with civil servant status makes pension and allowance payments to retired employees and their surviving dependents who are entitled to pension payments as a result of civil-servant status. The level of Deutsche Telekom’s payment obligations to its special pension fund is defined under § 16 of the German Act on the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz – PostPersRG). Since 2000, Deutsche Telekom AG has been legally obliged to make an annual contribution to the special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence.

Part-time working arrangements for employees approaching retirement are largely based on the block model of the partial retirement arrangement (Altersteilzeit). Two types of obligations, both measured at their present value in accordance with actuarial principles, arise and are accounted for separately. The first type of obligation relates to the cumulative outstanding settlement amount, which is recorded on a pro-rata basis during the active/working phase. The cumulative outstanding settlement amount is based on the difference between the employee's remuneration before entering partial retirement (including the employer's social security contributions) and the remuneration for the part-time service (including the employer's social security contributions, but excluding top-up payments). The second type of obligation relates to the employer's obligation to make top-up payments plus an additional contribution to the statutory pension scheme and is recognized in full when the obligation arises.

Provisions for voluntary redundancy and severance payments and in connection with early retirement arrangements for civil servants are recognized when Deutsche Telekom is demonstrably committed to granting those benefits. This is the case when Deutsche Telekom has a detailed formal plan for the termination of the employment relationship and is without realistic possibility of withdrawal. The termination benefits are measured based on the number of employees expected to be affected by the measures. Where termination benefits fall due more than twelve months after the reporting date, the expected amount to be paid is discounted to the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other provisions are recognized where Deutsche Telekom has legal or constructive obligations to third parties on the basis of past transactions or events that will probably require an outflow of resources to settle, and this outflow can be reliably measured. These provisions are carried at their expected settlement amount, taking into account all identifiable risks, and may not be offset against reimbursements. The settlement amount is calculated on the basis of a best estimate. Provisions are discounted when the effect of the time value of money is material. Changes in estimates of the amount and timing of payments or changes in the discount rate applied in measuring provisions for decommissioning, restoration, and similar obligations are recognized in accordance with the change in the carrying amount of the related asset. Where the decrease in the amount of a provision exceeds the carrying amount of the related asset, the excess is recognized immediately in profit or loss. Provisions are recognized for external legal fees related to litigation risks.

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

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets include, in particular, cash and cash equivalents, trade receivables and other originated loans and receivables, held-to-maturity investments, and derivative and non-derivative financial assets held for trading. Financial liabilities generally substantiate claims for repayment in cash or another financial asset. In particular, this includes bonds and other securitized liabilities, trade payables, liabilities to banks, finance lease payables, liabilities to non-banks from promissory notes, and derivative financial liabilities. Financial instruments are recognized as soon as Deutsche Telekom becomes a party to the contractual regulations of the financial instrument. However, in the case of regular way purchase or sale (purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the timeframe established generally by regulation or convention in the marketplace concerned), the settlement date is relevant for the initial recognition and derecognition. This is the day on which the asset is delivered to or by Deutsche Telekom. In general, financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the entity currently has a right to set off the recognized amounts and intends to settle on a net basis. To the extent that contracts to buy or sell non-financial assets fall within the scope of IAS 39, they are accounted for in accordance with this standard.

Financial assets are measured at fair value on initial recognition. For all financial assets not subsequently remeasured at fair value through profit or loss, the transaction costs directly attributable to the acquisition are taken into account. The fair values recognized in the statement of financial position are generally based on the market prices of the financial assets. If these are not available, they must be calculated using standard valuation models on the basis of current market parameters. For this calculation, the cash flows already fixed or determined by way of forward rates using the current yield curve are discounted at the measurement date using the discount factors calculated from the yield curve applicable at the reporting date. Middle rates are used.

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

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a variety of operating segments and regional circumstances, this decision is the responsibility of the respective portfolio managers.

Other non-current receivables are measured at amortized cost using the effective interest method.

Financial assets held for trading are measured at fair value. These mainly include derivatives that are not part of an effective hedging relationship as set out in IAS 39 and therefore shall be classified as held for trading. Any gains or losses arising from subsequent measurement are recognized in the income statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Derivatives are carried at their fair value upon initial recognition. The fair values are also relevant for subsequent measurement. The fair value of traded derivatives is equal to their market value, which can be positive or negative. If there is no market value available, the fair value is determined using standard financial valuation models.

The fair value of derivatives is the value that Deutsche Telekom would receive or have to pay if the financial instrument were discontinued at the reporting date. This is calculated on the basis of the contracting parties' relevant exchange rates and interest rates at the reporting date. Calculations are made using middle rates. In the case of interest-bearing derivatives, a distinction is made between the "clean price" and the "dirty price." In contrast to the clean price, the dirty price also includes the interest accrued. The fair values carried correspond to the full fair value or the dirty price.

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

Deutsche Telekom applies hedge accounting to hedge items in the statement of financial position and future cash flows, thus reducing income statement volatility. A distinction is made between fair value hedges, cash flow hedges, and hedges of a net investment in a foreign operation depending on the nature of the hedged item.

Fair value hedges are used to hedge the fair values of assets recognized in the statement of financial position, liabilities recognized in the statement of financial position, or firm commitments not yet recognized in the statement of financial position. Any change in the fair value of the derivative designated as the hedging instrument is recognized in profit or loss; the carrying amount of the hedged item is adjusted by the profit or loss to the extent of the hedged risk (basis adjustment). The adjustments to the carrying amount are not amortized until the hedging relationship has been discontinued.

Cash flow hedges are used to hedge against fluctuations in future cash flows from assets and liabilities recognized in the statement of financial position, from firm commitments (in the case of currency risks), or from highly probable forecast transactions. To hedge the currency risk of an unrecognized firm commitment, Deutsche Telekom makes use of the option to recognize this as a cash flow hedge rather than a fair value hedge. If a cash flow hedge is employed, the effective portion of the change in the fair value of the hedging instrument is recognized in equity (hedging reserve) until the gain or loss on the hedged item is realized; the ineffective portion of the hedging instrument is recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial or non-financial asset or liability, the associated cumulative gains and losses that were recognized directly in equity are reclassified into profit or loss in the same periods during which the financial asset acquired or the financial liability assumed affects profit or loss for the period. In doing so, Deutsche Telekom has decided not to make use of the basis adjustment option for hedging forecast transactions when non-financial items in the statement of financial position arise.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Stock options (equity-settled share-based payment transactions) are measured at fair value on the grant date. The fair value of the obligation is recognized as personnel costs over the vesting period. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Obligations arising from cash-settled share-based payment transactions are recognized as a liability and measured at fair value at the reporting date. The expenses are recognized over the vesting period. For both cash-settled and equity-settled share-based payment transactions, the fair value is determined using internationally accepted valuation techniques, such as the Black-Scholes model or the Monte Carlo model.

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

For multiple-element arrangements, revenue recognition for each of the units of accounting (elements) identified must be determined separately. Revenue is recognized on the basis of the fair value of the individual elements. Arrangements involving the delivery of bundled products or services shall be separated into individual elements, each with its own separate revenue contribution. Total arrangement consideration relating to the bundled contract is allocated among the different elements based on their relative fair values (i.e., a ratio of the fair value of each element to the aggregated fair value of the bundled deliverables is generated). The relative fair value of an individual element and thus the revenue recognized for this unit of accounting, however, is limited by that proportion of the total arrangement consideration to be provided by the customer, the payment of which does not depend on the delivery of additional elements. If the fair value of the delivered elements cannot be determined reliably but the fair value of the undelivered elements can be determined reliably, the total arrangement consideration provided by the customer is allocated by determining the fair value of the delivered elements as the difference between the total arrangement consideration and the fair value of the undelivered elements.

Payments to customers, including payments to dealers and agents (discounts, provisions) are generally recognized as a decrease in revenue. If the consideration provides a benefit in its own right and can be reliably measured, the payments are recognized as expenses.

Revenue from systems integration contracts requiring the delivery of customized products is recognized by reference to the stage of completion, as determined by the ratio of project costs incurred to date to estimated total contract costs, with estimates regularly revised during the life of the contract. A group of contracts, whether with a single customer or with several customers, is treated as a single contract when the group of contracts is negotiated as a single package, the contracts are closely interrelated and the contracts are performed concurrently or in a continuous sequence. When a contract covers a number of assets, the construction of each asset is treated separately when separate proposals have been submitted for each asset, each asset has been negotiated separately and can be accepted or rejected by the customer separately, and the costs and revenues of each asset can be identified. Receivables from these contracts are classified in the item "trade and other receivables" in the statement of financial position. Receivables from these contracts are calculated as the balance of the costs incurred and the profits recognized, less any discounts and recognized losses on the contract; if the balance for a contract is negative, this amount is reported in liabilities. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is immediately recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue recognition at Deutsche Telekom is as follows:

Mobile communications business in the operating segments Germany, United States, Europe, and Southern and Eastern Europe.

Revenue generated by the mobile communications business of the operating segments Germany, United States, Europe, and Southern and Eastern Europe includes revenues from the provision of mobile services, customer activation fees, and sales of mobile handsets and accessories. Mobile services revenues include monthly service charges, charges for special features, call charges, and roaming charges billed to T-Mobile customers, as well as other mobile operators. Mobile services revenue is recognized based upon minutes of use or other agreed calling plans less credits and adjustments for discounts. The revenue and related expenses associated with the sale of mobile phones, wireless data devices, and accessories are recognized when the products are delivered and accepted by the customer.

Fixed-network business in the operating segments Germany and Southern and Eastern Europe.

The fixed-network business in the operating segments Germany and Southern and Eastern Europe provides narrow and broadband access to the fixed network as well as the Internet. Revenue generated from these types of access for the use of voice and data communications is recognized upon rendering of the service. The services rendered relate either to use by customers (e.g., call minutes), availability over time (e.g., monthly service charges) or other agreed calling plans. Telecommunications equipment is also sold, leased, and serviced. Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement. Revenue from rentals and operating leases is recognized monthly as the entitlement to the fees accrues. Revenues from customer activation fees are deferred over the average customer retention period. Revenues also result from charges for advertising and e-commerce. Advertising revenues are recognized in the period that the advertisements are exhibited. Transaction revenues are recognized upon notification from the customer that qualifying transactions have occurred and collection of the resulting receivable is reasonably assured.

Systems Solutions operating segment.

In the Systems Solutions operating segment, revenue is recognized when persuasive evidence of a sales arrangement exists, products are delivered or services are rendered, the sales price or fee is fixed or determinable and collectability is reasonably assured.

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

Telecommunication services include network services and hosting & ASP services. Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of approximately three years. Customer activation fees and related costs are deferred and amortized over the estimated average period of customer retention. Revenues for voice and data services are recognized under such contracts when used by the customer. When an arrangement contains a lease, the lease is accounted for separately in accordance with IFRIC 4 and IAS 17. Revenues from hosting & ASP services are recognized as the services are provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts in the consolidated statement of financial position and the tax base, as well as for tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on the investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit or loss (before income taxes) under IFRS nor taxable profit or loss. Currently enacted tax laws and tax laws that have been substantively enacted as of the reporting date are used as the basis for measuring deferred taxes.

Judgments and estimates.

The presentation of the results of operations, financial position or cash flows in the consolidated financial statements is dependent upon and sensitive to the accounting policies, assumptions and estimates. The actual amounts may differ from those estimates. The following critical accounting estimates and related assumptions and uncertainties inherent in accounting policies applied are essential to understand the underlying financial reporting risks and the effects that these accounting estimates, assumptions and uncertainties may have on the consolidated financial statements.

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

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using the discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, as well as the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the fair values from the mobile business considers the continued investment in network infrastructure required to generate future revenue growth through the offering of new data products and services, for which only limited historical information on customer demand is available. If the demand for these products and services does not materialize as expected, this would result in less revenue, less cash flow and potential impairment to write down these investments to their fair values, which could adversely affect future operating results.

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

Other financial assets include equity investments in foreign telecommunications service providers on which the Group does not have a significant influence and that are principally engaged in the mobile, fixed-network, Internet and data communications business, some of which are publicly traded and have highly volatile share prices. As a rule, an investment impairment loss is recorded when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is permanent involve judgment and rely heavily on an assessment by management regarding the future development prospects of the investee. In measuring impairments, quoted market prices are used, if available, or other valuation parameters, based on information available from the investee. To determine whether an impairment is permanent, the Company considers the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee, the regional geographic economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results of investees, could result in losses or an inability to recover the carrying amount of the investments that may not be reflected in an investment’s current carrying amount. This could result in impairment losses, which could adversely affect future operating results.

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

Income taxes must be estimated for each of the jurisdictions in which the Group operates, involving a specific calculation of the expected actual income tax exposure for each tax object and an assessment of temporary differences resulting from the different treatment of certain items for IFRS consolidated financial and tax reporting purposes. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the consolidated financial statements. Management judgment is required for the calculation of actual and deferred taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in the respective tax type and jurisdiction, taking into account any legal restrictions on the length of the loss carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, results of operations, the financial position, and cash flows may be negatively affected. In the event that the assessment of future utilization of deferred tax assets changes, the recognized deferred tax assets must be reduced in profit or loss or directly in equity, or the impaired deferred tax assets must be recognized in profit or loss or directly in equity, depending on how the deferred tax assets were originally recognized.

Pension obligations for benefits to non-civil servants are generally satisfied by defined benefit plans. Pension benefit costs for non-civil servants are determined in accordance with actuarial valuations, which rely on assumptions including discount rates, life expectancies and, if applicable, expected return on plan assets. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of the pension benefit costs may be affected materially.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deutsche Telekom is obligated, under the German Federal Posts and Telecommunications Agency Reorganization Act (Gesetz zur Reorganisation der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost), to pay for its share of any operating cost shortfalls between the income of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) and benefits paid. The Civil Service Health Insurance Fund provides services mainly in cases of illness, birth, or death for its members, who are civil servants employed by or retired from Deutsche Telekom AG, Deutsche Post AG and Deutsche Postbank AG, and their relatives. When Postreform II came into effect, participation in the Civil Service Health Insurance Fund was closed to new members. The insurance premiums collected by the Civil Service Health Insurance Fund may not exceed the insurance premiums imposed by alternative private health insurance enterprises for comparable insurance benefits, and, therefore, do not reflect the changing age distribution of the participants in the fund. Deutsche Telekom recognizes provisions in the amount of the actuarially determined present value of Deutsche Telekom's share in the fund's future deficit, using a discount rate and making assumptions about life expectancies and projections for contributions and future increases in general health care costs in Germany. Since the calculation of these provisions involves long-term projections over periods of more than 50 years, the present value of the liability may be highly sensitive even to small variations in the underlying assumptions.

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

Revenue recognition.

Customer activation fees.

The operating segments Germany, United States, Europe, and Southern and Eastern Europe receive installation and activation fees from new customers. These fees (and related directly attributable costs) are deferred and amortized over the expected duration of the customer relationship. The estimation of the expected average duration of the relationship is based on historical customer turnover. If management’s estimates are revised, material differences may result in the amount and timing of revenue for any period.

Service contracts.

The Systems Solutions operating segment conducts a portion of its business under long-term contracts with customers. Under these contracts, revenue is recognized as performance progresses. Contract progress is estimated. Depending on the methodology used to determine contract progress, these estimates may include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. All estimates involved in such long-term contracts are subject to regular reviews and adjusted as necessary.

Multiple-element arrangements.

The fair values of individual units of accounting of bundled products or services are complex to determine, because some of the elements are price-sensitive and, thus, volatile in a competitive marketplace. Revisions to the estimates of these relative fair values may significantly affect the allocation of total arrangement consideration among the different units of accounting, affecting future operating results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The composition of the Deutsche Telekom Group changed as follows in the 2009 financial year:

	Domestic	International	Total
Consolidated subsidiaries
January 1, 2009	65	164	229
Additions from the acquisition of the OTE group	0	30	30
Other additions	3	12	15
Disposals (including mergers)	(6)	(24)	(30)
December 31, 2009	62	182	244

Associates accounted for using the equity method
January 1, 2009	5	9	14
Additions	1	0	1
Disposals	(1)	(2)	(3)
December 31, 2009	5	7	12

Joint ventures accounted for using the equity method
January 1, 2009	2	3	5
Additions	0	0	0
Disposals	0	0	0
December 31, 2009	2	3	5

Total
January 1, 2009	72	176	248
Additions	4	42	46
Disposals (including mergers)	(7)	(26)	(33)
December 31, 2009	69	192	261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Business combinations.

The significant business combinations in the 2009 financial year are described below.

OTE.

On May 16, 2008, Deutsche Telekom acquired just under 20 percent of the shares in Hellenic Telecommunications Organization S.A., Athens, Greece (OTE) from Marfin Investment Group at a price of EUR 2.6 billion. On May 14, 2008, Deutsche Telekom also entered into a shareholders' agreement with the Hellenic Republic providing for an increase in this holding to 25 percent plus one vote - each share is entitled to one vote - and granting Deutsche Telekom the possibility of controlling OTE’s financial and operating policies, as defined by IAS 27, following the completion of all necessary steps of the transaction.

To this end, Deutsche Telekom and the Hellenic Republic entered into a share purchase agreement on May 14, 2008 for the acquisition of an additional 3 percent of the shares at a price of EUR 0.4 billion. Under the share purchase agreement, Deutsche Telekom has additionally granted the Hellenic Republic two put options for an additional 5 percent (put option I) and 10 percent (put option II) of the shares. Deutsche Telekom assumed present ownership of the shares of put option I when the share purchase agreement became effective, meaning the agreed purchase price of EUR 0.7 billion was recognized as acquisition costs. The Hellenic Republic exercised put option I on July 31, 2009. Put option II can be exercised at market price plus a premium initially of 20 percent for a period of twelve months from November 10, 2009, after which it can be exercised at market price plus a premium of 15 percent until December 31, 2011. The consummation of the shareholders' agreement and the share purchase agreement was also contingent upon the acquisition of an additional 2 percent of the shares in OTE by Deutsche Telekom from the market, which was executed on July 17, 2008 at a total value of EUR 0.1 billion.

The share purchase agreement became legally valid following full approval given by the responsible national and international supervisory authorities by the beginning of November 2008. Consequently, Deutsche Telekom acquired an additional 3 percent of OTE's shares from the Hellenic Republic on November 5, 2008, thus affecting the legal validity of the shareholders' agreement. As a result of the aforementioned transactions, Deutsche Telekom holds a stake in OTE of 30 percent plus one share. The changes to OTE's Articles of Incorporation necessary for full implementation of the shareholders' agreement were approved at the extraordinary shareholders' meeting of OTE on February 6, 2009. Consequently, Deutsche Telekom has taken control of 50 percent plus two voting shares and therefore the company's financial and operating policies.

Upon implementation of the shareholders’ agreement on February 6, 2009, OTE is no longer included using the equity method, but fully consolidated for the first time. As part of the first-time full consolidation of OTE, put option II was recognized as contingent consideration, thus resulting in the recording of a liability and corresponding cost of the acquisition of EUR 0.6 billion. As a result, the interest attributable to Deutsche Telekom amounts to 40 percent plus one vote. The total cost of the acquisition including costs directly attributable to the transaction amounts to EUR 4.4 billion, of which EUR 3.7 billion had an effect on cash flows until December 31, 2009. The following table shows the purchase price as of the date of acquisition:

	Interest (%)	(billions of €)
Purchase price for acquired shares	25	3.1
Shares acquired from Marfin Investment Group	20	2.6
Shares acquired from the market	2	0.1
Shares acquired from the Hellenic Republic	3	0.4
Put option I (exercised on July 31, 2009)	5	0.7
Put option II	10	0.7
Dividend received from pre-acquisition profits		(0.1)
Purchase price	40	4.4

The total liability for put option II comprises the covered shares measured at market price as well as a market price premium. The carrying amounts of the liabilities for put option II are adjusted in each period in the event of changes in market price, as well as in the event that it is not exercised. As of the reporting date, liabilities for put option II adjusted for changes in market prices amounted to EUR 0.6 billion; accordingly, goodwill decreased by EUR 0.1 billion compared with the date of acquisition to EUR 2.4 billion.

The business combination with OTE resulted in goodwill of EUR 2.5 billion at the acquisition date. This goodwill arises from synergies expected from the two companies, in particular in procurement as well as due to the integrated market position. The fair values of OTE’s acquired assets, liabilities and contingent liabilities recognized at the acquisition date and their carrying amounts immediately prior to the business combination are presented in the table below. The measurement of the acquired property, plant and equipment was completed in the fourth quarter of 2009 as part of the final purchase price allocation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(millions of €)	Fair value at the acquisition date	Carrying amounts immediately prior to the business combination
Cash and cash equivalents	1,558	1,558
Non-current assets and disposal groups held for sale	195	158
Other assets	1,716	1,716
Current assets	3,469	3,432

Intangible assets	5,348	4,734
Of which: goodwill	2,500	3,835
Property, plant and equipment	6,965	5,581
Other assets	823	782
Non-current assets	13,136	11,097
Assets	16,605	14,529

Financial liabilities	637	637
Trade and other payables	901	901
Liabilities directly associated with non-current assets and disposal groups held for sale	21	21
Other liabilities	1,430	1,430
Current liabilities	2,989	2,989

Financial liabilities	5,133	5,411
Other liabilities	1,713	1,018
Non-current liabilities	6,846	6,429
Liabilities	9,835	9,418

Following the developments in the economy overall during the fourth quarter of 2008 and the associated increase in the volatility of the discount rates, Deutsche Telekom tested the OTE investment for impairment at the end of 2008. This test resulted in Deutsche Telekom recognizing an impairment loss of EUR 0.5 billion on the carrying amount of OTE. The impairment loss was disclosed as a decrease in the goodwill when OTE was fully consolidated for the first time. A further impairment loss of EUR 0.4 billion was recognized on goodwill in the fourth quarter of 2009. For further details, please refer to Note 5.

The supervisory authorities approved the acquisition of the stake in OTE subject to the requirement to sell Cosmofon, OTE’s Macedonian subsidiary. Cosmofon was sold as of May 12, 2009 and is therefore no longer included in the consolidated statement of financial position as of the reporting date.

OTE was fully included in Deutsche Telekom’s consolidated financial statements for the first time as of February 6, 2009. Net revenue increased by EUR 5,426 million in the reporting period as a result of the acquisition of OTE. Had the business combination already occurred on January 1, 2009, Deutsche Telekom's net revenue would have been EUR 499 million higher. Deutsche Telekom's profit for the current period includes a loss at OTE of EUR 378 million. Had the business combination already occurred on January 1, 2009, the profit would have been EUR 24 million higher.

Other.

Deutsche Telekom's other acquisitions in 2009 do not have a material impact on the presentation of the results of operations and financial position. The other additions to the goodwill of the Group totaled EUR 65 million (in particular Telemobil S.A. (Zapp) and Metrolico).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pro forma information - unaudited.

The pro forma information shown in the following table presents Deutsche Telekom’s financial data, including its principal consolidated subsidiaries acquired in the financial years 2007 through 2009, as if they had been included in the consolidated financial statements from the beginning of each financial year in which they were acquired.

(millions of €)	2009	2008	2007
Net revenue
Reported	64,602	61,666	62,516
Pro forma	65,101	61,750	63,060

Net profit
Reported	353	1,483	571
Pro forma	377	1,477	557

Earnings per share/ADS (€)
Reported	0.08	0.34	0.13
Pro forma	0.09	0.34	0.13

Principal subsidiaries.

The Group's principal subsidiaries are presented in the following table:

	Deutsche Telekom share	Net revenue	Employees
	(%)	(millions of €)	(average)
Name and registered office	Dec. 31, 2009	2009	2009
T-Mobile USA, Inc., Bellevue, Washington, United States1,2	100.00	15,471	38,231
T-Systems International GmbH, Frankfurt/Main	100.00	4,312	15,060
T-Mobile Deutschland GmbH, Bonn	100.00	7,813	5,531
Hellenic Telecommunications Organization S.A. (OTE), Athens, Greece1	30.00	5,000	30,339
T-Mobile Holdings Ltd., Hatfield, United Kingdom1,2	100.00	3,390	5,660
Magyar Telekom Nyrt., Budapest, Hungary1,2	59.30	2,124	9,749
T-Mobile Netherlands Holding B.V., The Hague, Netherlands1,2	100.00	1,807	2,285
PTC, Polska Telefonia Cyfrowa Sp.z o.o., Warsaw, Poland2	97.00	1,756	5,462
T-Mobile Czech Republic a.s., Prague, Czech Republic2	60.77	1,191	2,721
HT-Hrvatske telekomunikacije d.d., Zagreb, Croatia1	51.00	1,161	6,222
T-Mobile Austria Holding GmbH, Vienna, Austria1,2	100.00	1,038	1,488
Slovak Telekom a.s., Bratislava, Slovakia1	51.00	974	5,107

1	Consolidated subgroup financial statements
2	Indirect shareholding of Deutsche Telekom AG

In accordance with § 313 HGB, the full list of investment holdings, which is included in the notes to the consolidated financial statements, is published in the electronic Federal Gazette (elektronischer Bundesanzeiger) together with the consolidated financial statements. The list is available upon request from Deutsche Telekom AG, Bonn, Investor Relations. Furthermore, the list of investment holdings includes a full list of all subsidiaries that exercise simplification options in accordance with § 264 (3) HGB or disclosure simplification options in accordance with § 264 b HGB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidation methods.

Under IFRS, all business combinations must be accounted for using the purchase method. The acquirer allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair value at the acquisition date. Non-current assets that are classified as held for sale are recognized at fair value less costs to sell. Any excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities taken over, regardless of the level of the investment held, is recognized as goodwill. Any excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognized in profit or loss.

When acquiring additional equity interests in companies that are already consolidated subsidiaries, the difference between the purchase price consideration and the proportionate acquired equity is recognized as goodwill.

Income and expenses of a subsidiary remain included in the consolidated financial statements from the acquisition date. Income and expenses of a subsidiary are included in the consolidated financial statements until the date on which the parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and its carrying amount, including the cumulative amount of any exchange differences that are recognized in equity and relate to the subsidiary, is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary. Intercompany income and expenses, receivables and liabilities, and profits or losses are eliminated.

Investments in joint ventures and associates accounted for using the equity method are carried at the acquirer’s interest in the identifiable assets (including any attributable goodwill), liabilities and contingent liabilities which are remeasured to fair value upon acquisition. Goodwill from application of the equity method is not amortized. Unrealized gains and losses from transactions with these companies are eliminated in proportion to the acquirer's interest. The carrying amount of the investment accounted for using the equity method is tested for impairment whenever there are indications of impairment. If the carrying amount of the investment exceeds its recoverable amount, an impairment loss must be recognized in the amount of the difference. The recoverable amount is measured at the higher of fair value less costs to sell and value in use.

Currency translation.

Foreign-currency transactions are translated into the functional currency at the exchange rate at the date of transaction. At the reporting date, monetary items are translated at the closing rate, and non-monetary items are translated at the exchange rate at the date of transaction. Exchange rate differences are recognized in profit or loss.

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

The exchange rates of certain significant currencies changed as follows:

	Annual average rate			Rate at the reporting date
(€)	2009	2008	2007	Dec. 31, 2009	Dec. 31, 2008
100 Czech korunas (CZK)	3.78123	4.00894	3.60154	3.77646	3.75561
1 Pound sterling (GBP)	1.12218	1.25601	1.46142	1.12387	1.04555
100 Croatian kuna (HRK)	13.62190	13.84420	13.62830	13.70710	13.57610
1,000 Hungarian forints (HUF)	3.56631	3.97687	3.97762	3.69609	3.77407
100 Macedonian denars (MKD)	1.62428	1.62523	1.62699	1.63024	1.64255
100 Polish zlotys (PLN)	23.09760	28.47930	26.42900	24.35900	23.94770
1 U.S. dollar (USD)	0.71692	0.67976	0.72974	0.69393	0.71617

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIALS POSITION

1 Cash and cash equivalents.

The assets reported under this category have an original maturity of less than three months and mainly comprise fixed-term bank deposits. They also include small amounts of cash-in-hand and checks. Deutsche Telekom obtained cash collateral of EUR 578 million on the basis of collateral contracts as surety for potential credit risks arising from derivative transactions.

In the reporting period, cash and cash equivalents increased by EUR 2.0 billion to EUR 5.0 billion. This increase was partly attributable to the addition of cash and cash equivalents totaling EUR 1.6 billion as a result of the first-time full consolidation of OTE. In addition, net cash from operating activities of EUR 15.8 billion contributed to this increase, which was partially offset by cash outflows for intangible assets and property, plant and equipment of EUR 9.2 billion, dividend payments of EUR 4.3 billion, cash outflows of EUR 1.0 billion for the acquisition of shares in fully consolidated entities and financing repayments of EUR 0.8 billion net.

For further details, please refer to the consolidated statement of cash flows.

As of December 31, 2009, the Group reported cash and cash equivalents of EUR 0.6 billion held by subsidiaries in Croatia, the F.Y.R.O.Macedonia and Montenegro. These countries are subject to foreign exchange controls or other legal restrictions. As a result, the cash balances are not fully available for use by the parent or other Group companies.

2 Trade and other receivables.

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Trade receivables	6,643	7,224
Receivables from construction contracts	114	169
	6,757	7,393

Of the total amount of trade receivables and receivables from construction contracts, EUR 6,715 million (December 31, 2008: EUR 7,391 million) is due within one year.

Trade receivables	Carrying amounts	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods
(millions of €)			Less than 30 days	Between 30 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	More than 360 days
as of Dec. 31, 2009	6,643	3,245	814	115	77	179	205	38

as of Dec. 31, 2008	7,224	4,029	730	135	40	73	37	117

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the development of allowances on trade receivables:

(millions of €)	2009	2008
Allowances as of January 1	1,023	1,071
Currency translation adjustments	(11)	(7)
Additions (allowances recognized as expense)	676	547
Use	(447)	(437)
Reversal	(63)	(151)
Allowances as of December 31	1,178	1,023

The following table presents expenses for the full write-off of trade receivables as well as income from recoveries on trade receivables written off:

(millions of €)	2009	2008	2007
Expenses for full write-off of receivables	327	424	378
Income from recoveries on receivables written off	39	55	52

All income and expenses relating to allowances and write-offs of trade receivables are reported under selling expenses.

3 Inventories.

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Raw materials and supplies	193	118
Work in process	48	27
Finished goods and merchandise	929	1,147
Advance payments	4	2
	1,174	1,294

Of the inventories reported as of December 31, 2009, write-downs of EUR 33 million (2008: EUR 53 million; 2007: EUR 55 million) on the net realizable value were recognized in profit or loss.

The carrying amount of inventories recognized as expense amounted to EUR 6,311 million (2008: EUR 6,188 million; 2007: EUR 5,713 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Non-current assets and disposal groups held for sale.

As of December 31, 2009, current assets recognized in the consolidated statement of financial position included EUR 6.5 billion in non-current assets and disposal groups held for sale as well as directly associated liabilities of EUR 1.4 billion. The following table sets out the major classes of assets and liabilities classified as held for sale:

	T-Mobile UK	Real estate portfolio	Other	Dec. 31, 2009
(millions of €)	Europe operating segment	Group Headquarters & Shared Services
Current assets	547	-	-	547
Trade and other receivables	314	-	-	314
Other current assets	233	-	-	233
Non-current assets	5,870	55	55	5,980
Intangible assets	3,821	-	26	3,847
Property, plant and equipment	1,608	55	29	1,692
Other non-current assets	441	-	-	441
Non-current assets and disposal groups held for sale	6,417	55	55	6,527
Current liabilities	761	-	-	761
Trade and other payables	503	-	-	503
Other current liabilities	258	-	-	258
Non-current liabilities	662	-	-	662
Liabilities directly associated with non-current assets and disposal groups held for sale	1,423	-	-	1,423

The assets and liabilities shown here that are classified as held for sale, and the assets and liabilities associated with disposal groups, are not included in the further explanations in the notes to the consolidated financial statements or presented as reconciliation.

T-Mobile UK.

On November 5, 2009, Deutsche Telekom AG and France Télécom S.A. signed an agreement on the combination of T-Mobile UK and Orange UK in a joint venture in which the two companies will hold 50 percent each. After completion of the transaction, Deutsche Telekom AG will account for its share in the joint venture using the equity method. The entire transaction is subject to approval by the relevant competition authorities. In addition to the assets and liabilities shown in the table above, EUR -2.2 billion (translation of foreign operations) of the total other comprehensive income reported as of December 31, 2009 is attributable to T-Mobile UK. In addition, T-Mobile UK received funds totaling EUR 1.3 billion from Deutsche Telekom as of the reporting date. This amount is not included in the liabilities shown above, since funding was provided from within the Group. Obligations from operating leases totaling EUR 1.1 billion that existed at T-Mobile UK at the reporting date were not included in future obligations from operating leases (Note 33). In addition, T-Mobile UK had commitments for the acquisition of property, plant and equipment in the amount of EUR 0.3 billion.

Real estate portfolio.

Real estate was shown as held for sale in the consolidated statement of financial position at the reporting date as a result of measures to make the use of floor space more efficient, especially in technical facilities (December 31, 2008: EUR 0.4 billion). This primarily relates to real estate owned by Deutsche Telekom AG. Impairment losses of EUR 0.2 billion were expensed in 2009 in connection with the reclassification of real estate. Given the current difficult market environment for real estate, Deutsche Telekom does not anticipate disposal of certain land and buildings intended for sale in the near future. According to the relevant accounting regulations (IFRS 5), this real estate at Group Headquarters & Shared Services was no longer permitted to be recognized in the consolidated statement of financial position as held for sale and had to be reclassified as non-current assets and measured at the lower of amortized cost and recoverable amount. The resulting measurement differences of EUR 0.1 billion have been recognized under “Other operating income“ in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5 Intangible assets.

(millions of €)	Internally generated intangible assets	Acquired intangible assets						Goodwill	Advance payments	Total
		Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets
Cost
At Dec. 31, 2007	2,083	42,379	1,042	15,161	1,287	16,357	8,532	30,274	269	75,005
Currency translation	(23)	(736)	18	(1,301)	(28)	907	(332)	(1,421)	(8)	(2,188)
Changes in the composition of the Group	0	436	2	0	0	276	158	(1)	0	435
Additions	414	692	15	10	0	159	508	884	750	2,740
Disposals	361	538	(12)	0	18	0	532	2	(2)	899
Change from non-current assets and disposal groups held for sale	2	44	0	0	0	(33)	77	54	0	100
Reclassifications	105	663	91	0	39	0	533	0	(141)	627
At Dec. 31, 2008	2,220	42,940	1,180	13,870	1,280	17,666	8,944	29,788	872	75,820
Currency translation	(12)	(98)	3	410	2	(547)	34	246	2	138
Changes in the composition of the Group	0	2,953	425	327	198	0	2,003	0	0	2,953
Additions	232	713	26	0	11	31	645	2,470	676	4,091
Disposals	278	1,352	88	0	0	0	1,264	18	11	1,659
Change from non-current assets and disposal groups held for sale	(219)	(5,413)	0	(4,593)	0	(35)	(785)	(5,933)	0	(11,565)
Reclassifications	572	462	(16)	8	0	0	470	0	(430)	604
At Dec. 31, 2009	2,515	40,205	1,530	10,022	1,491	17,115	10,047	26,553	1,109	70,382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(millions of €)	Internally generated intangible assets	Acquired intangible assets						Goodwill	Advance payments	Total
		Total	Acquired concessions, industrial and similar rights and assets	UMTS licenses	GSM licenses	FCC licenses (T-Mobile USA)	Other acquired intangible assets
Accumulated amortization
At Dec. 31, 2007	1,223	9,744	437	3,305	573	0	5,429	9,634	0	20,601
Currency translation	(6)	(548)	(11)	(308)	(11)	0	(218)	(761)	0	(1,315)
Changes in the composition of the Group	0	(18)	0	0	0	0	(18)	0	0	(18)
Additions (amortization)	459	2,598	134	868	124	0	1,472	0	0	3,057
Additions (impairment)	14	37	0	0	0	21	16	289	0	340
Disposals	370	508	(19)	0	18	0	509	0	0	878
Change from non-current assets and disposal groups held for sale	0	(21)	0	0	0	(21)	0	0	0	(21)
Reclassifications	(10)	137	67	0	1	0	69	0	0	127
At Dec. 31, 2008	1,310	11,421	646	3,865	669	0	6,241	9,162	0	21,893
Currency translation	(8)	163	2	109	2	0	50	250	1	406
Changes in the composition of the Group	0	(33)	0	0	0	0	(33)	0	0	(33)
Additions (amortization)	561	2,742	175	767	138	0	1,662	0	0	3,303
Additions (impairment)	0	7	7	0	0	0	0	2,345	0	2,352
Disposals	278	1,344	81	0	0	0	1,263	0	0	1,622
Change from non-current assets and disposal groups held for sale	(132)	(1,969)	0	(1,356)	0	0	(613)	(5,538)	0	(7,639)
Reclassifications	2	15	(14)	0	0	0	29	0	0	17
At Dec. 31, 2009	1,455	11,002	735	3,385	809	0	6,073	6,219	1	18,677

Net carrying amounts
At Dec. 31, 2008	910	31,519	534	10,005	611	17,666	2,703	20,626	872	53,927
At Dec. 31, 2009	1,060	29,203	795	6,637	682	17,115	3,974	20,334	1,108	51,705

The net carrying amount of the UMTS licenses of EUR 6,637 million mainly relates to T-Mobile Deutschland. Deutsche Telekom had commitments for the acquisition of intangible assets in the amount of EUR 0.3 billion as of the reporting date. These are largely related to network expansion at T-Mobile USA and T-Mobile Deutschland.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying amounts of goodwill are mainly allocated to the following operating segments and cash-generating units:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Germany – Fixed network	3,587	3,527
United States	4,471	4,604
Europe	4,801	6,887
Of which: T-Mobile UK	n.a.	2,073
Of which: PTC	1,607	1,580
Of which: T-Mobile Netherlands	1,317	1,317
Of which: T-Mobile Austria group	1,202	1,249
Of which: T-Mobile Czech Republic	631	625
Of which: Other	44	43
Southern and Eastern Europe	4,481	2,565
Of which: Greece – Mobile communications	964	-
Of which: Hungary – Mobile communications	958	978
Of which: Greece – Fixed network	476	-
Of which: Hungary – Fixed network	373	430
Of which: Bulgaria – Mobile communications	293	-
Of which: Croatia – Fixed network	297	291
Of which: Romania – Mobile communications	251	-
Of which: Slovakia – Fixed network	225	266
Of which: Croatia – Mobile communications	196	194
Of which: Slovakia – Mobile communications	168	168
Of which: Other	280	238
Systems Solutions	2,994	3,043
	20,334	20,626
In the 2009 financial year, the main changes in the carrying amounts of goodwill at cash-generating units were as follows:

Europe. The goodwill of T-Mobile UK in the Europe operating segment decreased as a result of an impairment loss of EUR 1.8 billion that had to be recognized in the first quarter of 2009. Events or circumstances that resulted in this impairment loss to be recognized at the cash-generating unit T-Mobile UK in the first quarter of 2009 primarily include the major economic slowdown and more intense competition in the United Kingdom. Lower roaming revenues and new regulation of roaming and termination charges had a negative impact on revenue at the time of the impairment. Increased termination charges for the use of third-party mobile communications networks and high customer acquisition and retention expenses raised the cost base. Since T-Mobile UK was classified as held for sale as of September 30, 2009, the remaining goodwill is no longer shown under intangible assets, but as non-current assets and disposal groups held for sale (Note 4). The goodwill of the cash-generating unit T-Mobile Austria group also declined as a result of an impairment loss that had to be recognized at the end of the year.

Southern and Eastern Europe. The first-time full consolidation of the OTE group in the consolidated financial statements generated goodwill of EUR 2.5 billion. This was allocated primarily to the following cash-generating units: Greece – Fixed network, Greece – Mobile communications, Bulgaria – Mobile communications, and Romania – Mobile communications. In addition to exchange rate effects, the carrying amounts of the goodwill assets in the Southern and Eastern Europe operating segment have changed as a result of impairment losses that had to be recognized at the end of the year.

All other goodwill assets changed primarily as a result of exchange rate effects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Disclosures on impairment tests

Deutsche Telekom performed its annual goodwill impairment tests at December 31, 2009. The following table gives an overview of the periods for which the Group has provided cash flow projections, the growth rates used as the basis for the cash flow projections, and the discount rates applied to the cash flow projections, broken down by operating segment:

	Periods used (years)	Growth rates (%)	Discount rates (%)
Germany	10	1.0	6.51
United States	10	2.5	7.97
Europe	10	2.0	7.23 – 8.26
Southern and Eastern Europe	10	1.3 – 2.3	7.75 – 11.24
Systems Solutions	10	1.5	7.71

The measurements of the cash-generating units are founded on projections that are based on financial plans that have been approved by management and are also used for internal purposes. The planning horizon reflects the assumptions for short- to mid-term market developments. Cash flows beyond the planning horizon are extrapolated using appropriate growth rates. The key assumptions on which management has based its determination of fair value less costs to sell include the following assumptions that were primarily derived from internal sources and in particular reflect past experience: development of revenue, customer acquisition and retention costs, churn rates, capital expenditure, market share, and growth rates. Discount rates were determined on the basis of external figures derived from the market. Any significant future changes in the aforementioned assumptions would have an impact on the fair values of the cash-generating units. With regard to cash-generating units in countries of the Southern and Eastern Europe operating segment, these potential changes of assumptions might have a stronger and possibly negative effect as a result of future trends in the difficult macroeconomic situation, ongoing intense competition and mobile communications taxes recently imposed or increased in some of these countries.

On the basis of information available at the reporting date and expectations with respect to the market and competitive environment, the year-end impairment tests indicated a need for impairment at the following cash-generating units.

(millions of €)	Dec. 31, 2009	Assigned to segment
Greece – Mobile communications	203	Southern and Eastern Europe
Greece – Fixed network	130	Southern and Eastern Europe
Romania – Mobile communications	66	Southern and Eastern Europe
T-Mobile Austria group	47	Europe
Slovakia – Fixed network	37	Southern and Eastern Europe
Other	45	Southern and Eastern Europe
	528

The impairment losses were largely due to the country-specific risk in connection with the current financial and national crisis in Greece. Other impairment losses were primarily recognized as a result of the negative developments in connection with the financial market crisis.

If the impairment tests of goodwill assets at the cash-generating units where impairment losses totaling EUR 0.5 billion were recognized at year-end, had been conducted using discount rates that were 0.5 percentage points higher, the impairment losses to be recognized would have increased by EUR 0.5 billion. If, by contrast, the discount rates had been 0.5 percentage points lower, the resulting impairment losses would have been EUR 0.4 billion lower. If the growth rates used as a basis in the impairment tests had been 0.5 percentage points lower, the impairment losses would have been EUR 0.3 billion higher. In turn, impairment losses would have been EUR 0.3 billion lower if the growth rates had been 0.5 percentage points higher.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Property, plant and equipment.

(millions of €)	Land and equivalent rights, and buildings including buildings on land owned by third parties	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and construction in progress	Total
Costs
At Dec. 31, 2007	15,831	91,681	6,794	2,867	117,173
Currency translation	15	(533)	(65)	(24)	(607)
Changes in the composition of the Group	12	122	(51)	18	101
Additions	112	2,171	566	4,528	7,377
Disposals	88	2,052	876	63	3,079
Change from non-current assets and disposal groups held for sale	62	16	0	(1)	77
Reclassifications	234	2,939	333	(4,133)	(627)
At Dec. 31, 2008	16,178	94,344	6,701	3,192	120,415
Currency translation	(41)	(40)	(6)	(21)	(108)
Changes in the composition of the Group	1,779	4,492	87	695	7,053
Additions	140	2,522	436	4,278	7,376
Disposals	55	3,397	438	47	3,937
Change from non-current assets and disposal groups held for sale	437	(3,588)	(211)	(326)	(3,688)
Reclassifications	454	3,382	537	(4,977)	(604)
At Dec. 31, 2009	18,892	97,715	7,106	2,794	126,507
Accumulated depreciation
At Dec.31, 2007	6,502	63,561	4,571	8	74,642
Currency translation	17	(424)	(30)	0	(437)
Changes in the composition of the Group	23	(5)	(54)	0	(36)
Additions (depreciation)	678	6,031	729	0	7,438
Additions (impairment)	110	5	8	4	127
Disposals	51	1,888	737	3	2,679
Change from non-current assets and disposal groups held for sale	64	(1)	0	(2)	61
Reclassifications	(16)	(118)	10	(2)	(126)
Reversal of impairment losses	(134)	0	0	0	(134)
At Dec. 31, 2008	7,193	67,161	4,497	5	78,856
Currency translation	(18)	30	(9)	0	3
Changes in the composition of the Group	2	6	0	0	8
Additions (depreciation)	762	6,498	760	0	8,020
Additions (impairment)	179	10	3	11	203
Disposals	46	3,240	341	0	3,627
Change from non-current assets and disposal groups held for sale	251	(2,427)	(100)	0	(2,276)
Reclassifications	(3)	(14)	0	0	(17)
Reversal of impairment losses	(131)	0	0	0	(131)
At Dec. 31, 2009	8,189	68,024	4,810	16	81,039
Net carrying amounts
At Dec. 31, 2008	8,985	27,183	2,204	3,187	41,559
At Dec. 31, 2009	10,703	29,691	2,296	2,778	45,468
Restoration obligations of EUR 0.2 billion were recognized as of December 31, 2009 (December 31, 2008: EUR 0.2 billion). Deutsche Telekom had commitments for the acquisition of property, plant and equipment in the amount of EUR 0.9 billion as of the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7 Investments accounted for using the equity method.

Significant investments in entities accounted for using the equity method are as follows:

	Dec. 31, 2009		Dec. 31, 2008
	Deutsche Telekom share	Net carrying amounts	Deutsche Telekom share	Net carrying amounts
	(%)	(millions of €)	(%)	(millions of €)
Hellenic Telecommunications Organization S.A. (OTE)1	-	-	30.00	3,407
HT Mostar2,3	39.10	51	39.10	49
Toll Collect2	45.00	46	45.00	39
Iowa Wireless Services LCC	36.42	18	39.74	14
CTDI GmbH (formerly: CTDI Nethouse Services GmbH)	49.00	14	49.00	12
DETECON AL SAUDIA CO. Ltd.	46.50	8	46.50	7
Other		10		29
		147		3,557

1	Fair value (share value) as of December 31, 2008: EUR 1,750 million.
2	Joint venture
3	Indirect shareholding via HT-Hrvatske telekomunikacije d.d., Croatia (Deutsche Telekom AG’s share: 51.00%)

Aggregated key financial figures for the associates accounted for using the equity method are shown in the following overview. The data is not based on the portions attributable to the Deutsche Telekom Group, but represents the shareholdings on a 100-percent basis.

(billions of €)	Dec. 31, 2009	Dec. 31, 20081
Total assets	0.2	11.8
Total liabilities	0.1	9.4

	2009	20081
Net revenue	0.2	6.8
Profit (loss)	0.0	0.6

1
Figures for the prior year adjusted. In Deutsche Telekom’s consolidated financial statements as of December 31, 2008, OTE’s prior-year figures were not included in this presentation, since OTE as a listed company had not yet published its financial statements as of December 31, 2008 when Deutsche Telekom's consolidated financial statements were prepared.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table is a summary presentation of aggregated key financial figures – pro-rated according to the relevant percentage of shares held – for the joint ventures of Deutsche Telekom accounted for using the equity method:

(billions of €)	Dec. 31, 2009	Dec. 31, 2008
Total assets	0.5	0.5
Current	0.3	0.3
Non-current	0.2	0.2

Total liabilities	0.4	0.4
Current	0.3	0.4
Non-current	0.1	0.0

	2009	2008
Net revenue	0.2	0.2
Profit (loss)	0.0	0.0

8 Other financial assets.

	Dec. 31, 2009		Dec. 31, 2008
(millions of €)	Total	Of which: current	Total	Of which: current
Originated loans and receivables	2,003	1,509	1,267	1,034
Available-for-sale financial assets	609	74	406	17
Derivative financial assets1	1,048	348	1,601	374
Miscellaneous assets	80	70	281	267
	3,740	2,001	3,555	1,692

1	Figures for the prior-year reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Originated loans and receivables	Carrying amounts	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods
(millions of €)			Less than 30 days	Between 30 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 360 days	More than 360 days
as of Dec. 31, 2009
Due within one year	1,509	1,413	26	8	3	19	18	1
Due after more than one year	494	482	9					3

as of Dec. 31, 2008
Due within one year	1,034	1,007	13	3			1
Due after more than one year	233	232						1

With respect to the originated loans and receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

Receivables of EUR 337 million (December 31, 2008: EUR 28 million) were used in connection with collateral agreements as surety for potential credit risks arising from derivative transactions. In addition, an amount of EUR 309 million had been paid into a trust account as of the reporting date – in particular relating to the purchase of Strato AG - and is currently not freely available for Deutsche Telekom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
     The available-for-sale financial assets include unquoted equity instruments whose fair values could not be reliably measured, and which were therefore recognized at cost in the amount of EUR 411 million as of December 31, 2009 (December 31, 2008: EUR 288 million). In the 2009 financial year, EUR 8 million (2008: EUR 12 million) in impairment losses on available-for-sale financial assets were recognized in profit or loss because the impairment was permanent or significant.

9 Financial liabilities.

	Dec. 31, 2009
(millions of €)	Total	Due within 1 year	Due > 1 year ≤ 5 years	Due > 5 years
Bonds and other securitized liabilities
- Non-convertible bonds	25,055	4,121	9,686	11,248
- Commercial paper, medium-term notes, and similar liabilities	13,453	285	8,318	4,850
Liabilities to banks	4,718	974	2,764	980
	43,226	5,380	20,768	17,078

Lease liabilities	1,909	131	446	1,332
Liabilities to non-banks from promissory notes	1,057	0	177	880
Other interest-bearing liabilities	447	97	229	121
Other non-interest-bearing liabilities	3,573	3,486	85	2
Derivative financial liabilities	979	297	463	219
	7,965	4,011	1,400	2,554
Financial liabilities	51,191	9,391	22,168	19,632

	Dec. 31, 2008
(millions of €)	Total	Due within 1 year	Due > 1 year ≤ 5 years	Due > 5 years
Bonds and other securitized liabilities
- Non-convertible bonds	23,272	717	13,452	9,103
- Commercial paper, medium-term notes, and similar liabilities	11,030	4,375	2,893	3,762
Liabilities to banks	4,222	319	1,752	2,151
	38,524	5,411	18,097	15,016

Lease liabilities	2,009	129	436	1,444
Liabilities to non-banks from promissory notes	887	-	50	837
Other interest-bearing liabilities	541	196	211	134
Other non-interest-bearing liabilities	3,545	3,450	94	1
Derivative financial liabilities1	1,088	398	562	128
	8,070	4,173	1,353	2,544
Financial liabilities	46,594	9,584	19,450	17,560
1 Figures for the prior-year reporting dates adjusted. Changes in the presentation of derivatives. For explanations, please refer to "Summary of accounting policies/Change in accounting policies."

Bonds and other securitized liabilities are mainly issued by Deutsche Telekom International Finance B.V., a wholly-owned subsidiary of Deutsche Telekom AG. Deutsche Telekom AG provides a full and irrevocable guarantee for all liabilities issued by Deutsche Telekom International Finance B.V. At December 31, 2009, Deutsche Telekom had standardized bilateral credit agreements with 24 banks for a total of EUR 14.4 billion. None of the credit lines had been utilized by December 31, 2009. Pursuant to the credit agreements, the terms and conditions depend on Deutsche Telekom’s rating. The bilateral credit agreements have an original maturity of 36 months and can, after each period of 12 months, be extended by a further 12 months to renew the maturity of 36 months. In 2008 and in early 2009, the financial market crisis impacted the extension of bilateral credit lines. Especially institutions that were split up or taken over by other banks or did not have sufficient equity did not extend their lines. Deutsche Telekom agreed to cancel one credit line with each of four merged banks in 2009. As a result, the number of credit facilities available to Deutsche Telekom decreased from 28 to 24 in the course of the year, with 19 of them having been extended at the point in time of the previous extension request. In the event that these 19 credit lines are not extended, they will continue to be available to Deutsche Telekom for another two years from the date of non-extension.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables show Deutsche Telekom’s contractually agreed (undiscounted) interest payments and repayments of the non-derivative financial liabilities and the derivatives with positive and negative fair values:

		Cash flows in 2010			Cash flows in 2011
(millions of €)	Carrying amounts December 31, 2009	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities:
Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities	(44,283)	(2,327)	(59)	(5,629)	(2,038)	(58)	(6,886)
Finance lease liabilities	(1,423)	(113)		(121)	(106)		(96)
Other interest-bearing liabilities	(933)	(34)		(213)	(35)		(75)
Other non-interest-bearing liabilities	(3,573)			(3,486)			(85)
Derivative financial liabilities and assets:
Derivative financial liabilities:
– Currency derivatives without a hedging relationship	(46)			(45)			(2)
– Currency derivatives in connection with cash flow hedges	(17)			(15)
– Interest rate derivatives without a hedging relationship	(635)	(40)	(36)	(129)	18	(33)	(32)
– Interest rate derivatives in connection with fair value hedges	(52)	115	(28)		115	(28)
– Interest rate derivatives in connection with cash flow hedges	(174)	(46)	14		(70)	27
Derivative financial assets:
– Currency derivatives without a hedging relationship	91			102			1
– Currency derivatives in connection with cash flow hedges	15			11			1
– Interest rate derivatives without a hedging relationship	562	135	(56)	11	(7)	(12)	31
– Interest rate derivatives in connection with fair value hedges	225	155	(43)		162	(33)
– Interest rate derivatives in connection with cash flow hedges	155	(26)		129	(24)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Cash flows in 2012-2014			Cash flows in 2015-2019			Cash flows in 2020 and thereafter
(millions of €)	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-derivative financial liabilities:
Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities	(4,392)	(77)	(14,037)	(3,594)	(2)	(12,920)	(4,030)		(6,022)
Finance lease liabilities	(244)		(293)	(275)		(496)	(227)		(417)
Other interest-bearing liabilities	(112)		(103)	(161)		(508)	(64)		(34)
Other non-interest-bearing liabilities						(1)			(1)
Derivative financial liabilities and assets:
Derivative financial liabilities:
– Currency derivatives without a hedging relationship
– Currency derivatives in connection with cash flow hedges
– Interest rate derivatives without a hedging relationship	38	(68)	(234)	33	(61)	(64)	107	(144)	(58)
– Interest rate derivatives in connection with fair value hedges	346	(84)		34	(7)		62	(12)
– Interest rate derivatives in connection with cash flow hedges	(334)	54		3			2		17
Derivative financial assets:
– Currency derivatives without a hedging relationship			2
– Currency derivatives in connection with cash flow hedges			1
– Interest rate derivatives without a hedging relationship	(8)	(9)	293		(3)	178
– Interest rate derivatives in connection with fair value hedges	299	(49)		218	(21)		381	(41)
– Interest rate derivatives in connection with cash flow hedges

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Carrying amounts Dec. 31, 2008	Cash flows in
(millions of €)		2009	2010	2011-2013	2014-2018	2019 and thereafter
Non-derivative financial liabilities:
Bonds, other securitized liabilities, liabilities to banks and liabilities to non-banks from promissory notes and similar liabilities	(39,411)	(7,866)	(7,096)	(16,998)	(12,831)	(10,866)
Finance lease liabilities	(1,514)	(250)	(204)	(548)	(830)	(762)
Other interest-bearing liabilities	(1,036)	(305)	(134)	(207)	(716)	(130)
Other non-interest-bearing liabilities	(3,545)	(3,523)	(12)	(9)	(1)	(1)
Derivative financial liabilities and assets:
Derivative financial liabilities:
Currency derivatives without a hedging relationship	(277)	(271)		(2)
Currency derivatives in connection with cash flow hedges	(47)	(42)	(2)
Interest rate derivatives without a hedging relationship	(662)	(131)	(211)	(437)	(158)	(291)
Interest rate derivatives in connection with cash flow hedges	(67)	(9)	9	(52)	(19)
Derivative financial assets:
Currency derivatives without a hedging relationship	261	262	1
Currency derivatives in connection with cash flow hedges	34	31
Interest rate derivatives without a hedging relationship	553	106	85	248	268
Interest rate derivatives in connection with fair value hedges	660	90	74	143	125	184
Interest rate derivatives in connection with cash flow hedges	90	(26)	112

All instruments held at December 31, 2009 and for which payments were already contractually agreed are included. Planning data for future, new liabilities were not included. Amounts in foreign currency were each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2009. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. In accordance with § 2 (4) of the German Act on the Transformation of the Deutsche Bundespost Enterprises into the Legal Structure of Stock Corporation (Stock Corporation Transformation Act - Postumwandlungsgesetz), the Federal Republic is guarantor of all Deutsche Telekom AG’s liabilities which were already outstanding as at January 1, 1995. At December 31, 2009, this figure was a nominal EUR 1.9 billion (December 31, 2008: EUR 2.1 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10 Trade and other payables.

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Trade payables	6,294	7,055
Liabilities from construction contracts	10	18
	6,304	7,073

Of the total of trade and other payables, EUR 6,300 million (December 31, 2008: EUR 7,064 million) is due within one year.

11 Provisions for pensions and other employee benefits.

The following disclosures on pension obligations as of the reporting date do not include T-Mobile UK’s pension obligations of EUR 147 million as of December 31, 2009 (defined benefit obligations of EUR 454 million minus plan assets of EUR 307 million), since this entity has been classified as held for sale. These obligations have been eliminated in the following tables in the line “Reclassification in accordance with IFRS 5.”

Defined benefit plans.

The following table shows the composition of pension obligations:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Pension obligations
Unfunded	5,804	4,826
Funded	358	315
Obligations in accordance with Article 131 GG	3	3
Net defined benefit liability (+)/defined benefit asset (-)	6,165	5,144

Calculation of net defined benefit liability (+) / defined benefit asset (-):

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Present value of funded obligations	979	1,270
Plan assets at fair value	(618)	(952)
Defined benefit obligations in excess of plan assets	361	318

Present value of unfunded obligations	5,854	4,831
Unrecognized past service cost	(50)	(8)
Defined benefit liability (+)/ defined benefit asset (-) according to IAS 19.54	6,165	5,141
Additional provision recognized due to a minimum funding requirement	0	3
Net defined benefit liability (+)/ defined benefit asset (-)	6,165	5,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pension provisions break down into defined benefit liability and defined benefit asset as follows:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Defined benefit asset	(14)	(13)
Defined benefit liability	6,179	5,157
Net defined benefit liability (+)/defined benefit asset (-)	6,165	5,144

The defined benefit asset is recognized under other non-current assets in the consolidated statement of financial position.

The calculations were based on the following assumptions at the respective reporting dates:

Assumptions for the measurement of defined benefit obligations as of December 31:

(%)		2009	2008
Discount rate	Germany	5.25	5.80
	Switzerland (T-Systems)	3.15	3.00
	Greece (OTE S.A.)	4.56/3.89	n.a.
	United Kingdom	5.70	5.80
Projected salary increase	Germany (pay-scale employees)	3.25	3.50
	Germany (non-pay-scale employees)	3.50	4.25
	Switzerland (T-Systems)	1.50	1.50
	Greece (OTE S.A.)	4.50/5.50	n.a.
	United Kingdom	4.60	4.20
Projected pension increase	Germany (general)	1.50	2.00
	Germany (according to articles of association)	1.00	1.00
	Switzerland (T-Systems)	0.30	0.30
	Greece (OTE S.A.)	n.a.	n.a.
	United Kingdom	3.40	3.20

Pension obligations at German entities of the Group are measured using the biometrical assumptions of the 2005G tables published by Prof. Klaus Heubeck. Local actuarial tables are used in the other countries.

Assumptions for determining the pension expense for years ending December 31:

%		2009	2008	2007
Discount rate	Germany	5.80	5.50	4.45
	Switzerland (T-Systems)	3.00	3.25	3.25
	Greece (OTE S.A.)	5.50/5.00	n.a.	n.a.
	United Kingdom	5.80	5.40	4.80
Projected salary increase	Germany (pay-scale employees)	3.50	2.50	2.50
	Germany (non-pay-scale employees)	4.25	3.25	3.25
	Switzerland (T-Systems)	1.50	1.50	1.50
	Greece (OTE S.A.)	6.50/4.50	n.a.	n.a.
	United Kingdom	4.20	4.20	4.00
Return on plan assets	Germany	3.50	4.30	4.00
	Switzerland (T-Systems)	4.50	4.50	4.50
	United Kingdom	6.90	7.00	6.47
Projected pension increase	Germany (general)	2.00	1.70	1.50
	Germany (accordung to articles of association)	1.00	1.00	1.00
	Switzerland (T-Systems)	0.30	0.60	0.60
	Greece (OTE S.A.)	n.a.	n.a.	n.a.
	United Kingdom	3.20	3.20	3.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Development of defined benefit obligations in the reporting year:

(millions of €)	2009	2008
Present value of the defined benefit obligations as of January 1	6,101	6,327
Reclassification in accordance with IFRS 5	(454)	-
Changes attributable to business combinations/transfers of operation/ acquisitions and disposals	609	(132)
Current service cost	204	204
Interest cost	371	331
Contributions by plan participants	3	4
Actuarial losses (gains)	373	(232)
Total benefits actually paid	(393)	(301)
Plan amendments	(12)	4
Exchange rate fluctuations for foreign-currency plans	31	(104)
Present value of the defined benefit obligations as of December 31	6,833	6,101

Taking the plan assets into consideration, the pension obligations were accounted for in full.

Development of plan assets at fair value in the respective reporting year:

(millions of €)	2009	2008
Plan assets at fair value as of January 1	952	986
Reclassification in accordance with IFRS 5	(307)	-
Changes attributable to business combinations/transfers of operation/ acquisitions and disposals	0	3
Expected return on plan assets	50	52
Actuarial (losses) gains	(91)	(2)
Contributions by employer	45	54
Contributions by plan participants	3	4
Benefits actually paid through pension funds	(61)	(57)
Exchange rate fluctuations for foreign-currency plans	27	(88)
Plan assets at fair value as of December 31	618	952

Breakdown of plan assets at fair value by investment category:

(%)	Dec. 31, 2009	Dec. 31, 2008
Equity securities	19	24
Debt securities	64	40
Real estate	6	7
Other	11	29	1

1 Of which T-Mobile UK holds a 70-% share which breaks down as follows: interest rate swaps (56%), money market securities (33%) and cash and cash equivalents (11%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The investment structure is defined, managed and regularly reviewed using asset/liability studies. The resulting target allocations for the plan assets of the respective pension plans therefore reflect the duration of the obligations, the defined benefit obligation, the minimum requirements for the policy reserve, and other factors.

At December 31, 2009, the plan assets include shares issued by Deutsche Telekom amounting to EUR 1.0 million (December 31, 2008: shares totaling EUR 1.7 million). No other own financial instruments were included in the years shown.

Determination of the expected return on essential plan assets:

These expectations are based on consensus forecasts for each asset class as well as on bank estimates. The forecasts are based on historical figures, economic data, interest rate forecasts, and anticipated stock market developments.

The pension expense for each period is composed of the following items and is reported in the indicated accounts of the income statement:

(millions of €)	Presentation in the income statement	2009	2008	2007
Current service cost	Functional costs1	204	204	217
Interest cost	Other financial income (expense)	371	331	307
Expected return on plan assets	Other financial income (expense)	(50)	(52)	(50)
Past service cost	Functional costs1	0	0	0
Pension expense before curtailments/ settlements		525	483	474
Curtailments	Functional costs1	0	0	1
Settlements	Functional costs1	0	0	32
Pension expense		525	483	507

Actual return on plan assets		(41)	50	26

1 Including other operating expenses

The consolidated statement of comprehensive income includes the following amounts:

(millions of €)	2009	2008	2007
Cumulative losses (gains) recognized directly in equity as of January 1	118	342	1,265
Change due to business combinations/disposals	10	3	0
Actuarial (gains) losses as shown in the consolidated statement of comprehensive income	461	(227)	(923)
Of which: recognition directly in equity of actuarial (gains) losses in the reporting period	464	(230)	(923)
Of which: change in the additional provision recognized due to a minimum funding requirement	(3)	3	0
Cumulative losses (gains) recognized directly in equity as of December 31	589	118	342

EUR 62 million of the EUR 589 million in cumulative income and expenses recognized directly in equity as of the reporting date relate to T-Mobile UK, which is classified as held for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expected employer contributions for the subsequent year are estimated as follows:

(millions of €)	2010
Expected contributions by employer	15

Amounts for the current year and four preceding years of defined benefit obligations, plan assets, defined benefit obligations in excess of plan assets, and experience-based adjustments:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Defined benefit obligations	6,833	6,101	6,327	7,134	7,016
Plan assets at fair value	(618)	(952)	(986)	(966)	(901)
Defined benefit obligations in excess of plan assets (funded status)	6,215	5,149	5,341	6,168	6,115

Adjustment in %	2009	2008	2007
Experience-based increase (decrease) of pension obligations	(0.7)	(0.1)	(0.8)
Experience-based increase (decrease) of plan assets	(9.9)	(0.2)	(2.5)

Defined contribution plans.

Current contributions for defined contributions plans, which are reported as an expense in the consolidated income statement of the respective year, amounted to EUR 73 million in 2009 (2008: EUR 160 million; 2007: EUR 103 million).

Civil-servant retirement arrangements at Deutsche Telekom.

An expense of EUR 684 million was recognized in the 2009 financial year (2008: EUR 762 million; 2007: EUR 772 million) for the annual contribution to the BPS-PT special pension fund amounting to 33 percent of the pensionable gross emoluments of active civil servants and the notional pensionable gross emoluments of civil servants on leave of absence. The present value to the total obligation arising from payment obligations to this special pension fund was EUR 6.6 billion as of the reporting date (December 31, 2008: EUR 6.9 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Other provisions.

(millions of €)	Provisions for restructuring expenses	Other provisions for personnel costs	Provisions for restoration obligations	Provisions for litigation risks	Provisions for sales and procurement support	Miscellaneous other provisions	Total
At Dec. 31, 2007	2,808	1,802	664	351	452	953	7,030
Of which: current	800	1,367	10	165	437	586	3,365
Changes in the composition of the Group	(25)	(34)	3	1	2	23	(30)
Currency translation adjustments	(25)	1	(24)	(1)	0	(18)	(67)
Addition	893	1,531	113	202	553	639	3,931
Use	(1,366)	(1,348)	(49)	(63)	(491)	(318)	(3,635)
Reversal	(171)	(90)	(26)	(22)	(31)	(240)	(580)
Interest effect	112	23	19	0	0	3	157
Other changes	25	(10)	0	4	2	(86)	(65)
At Dec. 31, 2008	2,251	1,875	700	472	487	956	6,741
Of which: current	695	1,466	26	170	474	606	3,437
Changes in the composition of the Group	1	83	7	48	0	12	151
Currency translation adjustments	7	4	6	1	(1)	3	20
Addition	460	1,382	156	105	456	397	2,956
Use	(1,341)	(1,477)	(38)	(68)	(481)	(288)	(3,693)
Reversal	(116)	(296)	(24)	(104)	(23)	(194)	(757)
Interest effect	131	17	67	0	0	17	232
Other changes	(54)	13	(76)	(4)	(31)	32	(120)
At Dec. 31, 2009	1,339	1,601	798	450	407	935	5,530
Of which: current	536	1,349	39	424	407	614	3,369

The provisions for restructuring expenses mainly include provisions for staff restructuring. The provisions for restructuring expenses developed as follows in the financial year:

(millions of €)	Jan. 1,.2009	Addition	Use	Reversal	Other changes	Dec. 31, 2009
Early retirement	1,179	170	(742)	(58)	73	622
Severance and voluntary redundancy models	690	141	(350)	(29)	(86)	366
Partial retirement	340	111	(218)	(24)	83	292
Other	42	38	(31)	(5)	15	59
	2,251	460	(1,341)	(116)	85	1,339
Of which: current	695					536

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Some of the staff restructuring measures are covered by law and will apply beyond 2009. The deadline for civil servants to apply for early retirement, for example, was originally the end of 2010. For civil servants employed at Deutsche Telekom, the law provides the opportunity under certain conditions to retire early from the age of 55. When the reform of civil-service law came into effect, the provisions for early retirement for civil servants were extended until December 31, 2012. Exercise of the early retirement option in 2011 and 2012, however, will be subject to a resolution by the Board of Management.

Other provisions for personnel costs include a variety of individual issues such as provisions for deferred compensation and allowances, as well as for anniversary gifts. The expenses are allocated to functional costs or to other operating expenses based on actual cost generation.

Provisions for restoration obligations include the estimated costs for dismantling and removing an asset, and restoring the site on which it is located. The estimated costs are included in the costs of the relevant asset.

The provisions for litigation risks primarily include possible settlements attributable to pending lawsuits.

Provisions for sales and procurement support include dealer commissions, subsidies for advertising expenses and reimbursements.

Miscellaneous other provisions include provisions related to the disposal of businesses and site closures, provisions for environmental damage and risks, warranty provisions as well as a variety of other items for which the individually recognized amounts are not material.

13 Other liabilities.

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Deferred revenue	2,095	1,910
Liabilities from other taxes	1,178	1,181
Other deferred revenue	527	702
Miscellaneous other liabilities	3,746	2,882
	7,546	6,675

Miscellaneous other liabilities increased in the reporting year due to higher liabilities in connection with the early retirement arrangements for civil servants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14 Shareholders’ equity.

Issued capital.

As of December 31, 2009, the share capital of Deutsche Telekom totaled EUR 11,164,979,182.08, the same as on the reporting date of the prior year. The share capital is divided into 4,361,319,993 no par value registered shares.

	2009
	(thousands)	(%)
Federal Republic of Germany	646,575	14.8
KfW Bankengruppe	735,662	16.9
Free float	2,979,083	68.3
Of which: Blackstone Group	191,700	4.4
Of which: BlackRock	145,762	3.3
	4,361,320	100.0

Each share entitles the holder to one vote. The voting rights are nevertheless restricted in relation to the treasury shares (around 2 million as of December 31, 2009) and the trust shares (around 19 million as of December 31, 2009). The trust shares are connected with the acquisitions of VoiceStream and Powertel (now T-Mobile USA) in 2001. As part of these acquisitions, Deutsche Telekom AG issued new shares from authorized capital to trustees for the benefit of holders of warrants, options, and conversion rights, among others. As regards the shares issued to trusts, the trustees in question waived voting rights and subscription rights and, in general, dividend rights for the duration of the trusts’ existence. The shares issued to the trusts can be sold on the stock exchange on the instruction of Deutsche Telekom AG if the beneficiaries do not exercise their options or conversion rights or if these expire. The proceeds from the sale accrue to Deutsche Telekom AG. As of December 31, 2009, the number of T-Shares reserved for the stock options still outstanding was 5,403,455.

Authorized capital and contingent capital.

Authorized capital and contingent capital comprised the following components as of December 31, 2009:

	Amount (€)	No par value shares	Purpose
2009 Authorized capital I1	2,176,000,000.00	850,000,000	Increase in share capital (until April 29, 2014)
2009 Authorized capital II1	38,400,000.00	15,000,000	Employee shares (until April 29, 2014)
Contingent capital II	31,813,089.28	12,426,988	Meeting preemptive rights to shares from stock options under the 2001 Stock Option Plan
Contingent capital IV	600,000,000.00	234,375,000	Servicing guaranteed convertible bonds or bonds with warrants issued on or before April 25, 2010

1	The Supervisory Board's approval is required.

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

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Treasury shares.

The total of 1,881,508 treasury shares remained unchanged year-on-year. These are carried at cost of EUR 5 million and correspond to 0.04 percent of the Company's share capital. All treasury shares are held by Deutsche Telekom AG.

The shareholders’ meeting on April 30, 2009 authorized the Board of Management to purchase up to 436,131,999 no par value shares in Deutsche Telekom AG by October 29, 2010, with the amount of share capital accounted for by these shares totaling up to EUR 1,116,497,917.44, provided the shares to be purchased on the basis of this authorization in conjunction with other shares of Deutsche Telekom AG which it has already purchased and still possesses or are to be assigned to it under § 71d and § 71e AktG do not at any time account for more than 10 percent of Deutsche Telekom’s share capital. This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. Dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties acting for the account of Deutsche Telekom AG or for the account of dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG are also entitled to purchase the shares. The purchase takes place without prejudice to the principle of equal treatment through the stock exchange or a public purchase offer addressed to all shareholders. By resolution of the shareholders’ meeting of April 30, 2009, the Board of Management is authorized to redeem Deutsche Telekom AG's shares purchased on the basis of the aforementioned authorization, without such redemption or its implementation requiring a further resolution of the shareholders’ meeting.

Non-controlling interests.

The significant increase in non-controlling interests compared with the prior year was attributable to offsetting effects. The increase in non-controlling interests as a result of the first-time full consolidation of OTE and the attributable total comprehensive income was partially offset by the payment of dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTES TO THE CONSOLIDATED INCOME STATEMENT

15 Net revenue.

Net revenue breaks down into the following revenue categories:

(millions of €)	2009	2008	2007
Revenue from the rendering of services	61,017	58,449	59,125
Revenue from the sale of goods and merchandise	3,442	3,036	3,174
Revenue from the use of entity assets by others	143	181	217
	64,602	61,666	62,516

The first-time full consolidation of the OTE was the primary driver behind the rise in net revenue in the 2009 financial year, contributing EUR 5.4 billion. Adjusted for the effects of changes in the composition of the Group totaling EUR 5.5 billion and negative exchange rate effects (EUR 0.4 billion), net revenue was below prior-year level.

While the Group's revenue in the United States and Southern and Eastern Europe operating segments increased, revenue in the Germany, Europe and Systems Solutions operating segments declined.

16 Cost of sales.

The EUR 1.7 billion increase in cost of sales year-on-year was mainly attributable to the first-time full consolidation of OTE, which contributed EUR 3.2 billion to the Group’s cost of sales in the financial year. Furthermore, exchange rate effects totaling EUR 0.4 billion as well as, to a smaller extent, higher sales of higher-value products and the roll-out of the 2G and 3G networks increased costs in the United States operating segment.

Sales-related declines in costs in the Europe and Systems Solutions operating segments impacted the Group by a total of EUR 1.5 billion. Positive exchange rate effects totaling EUR 0.4 billion, in particular in the Europe operating segment and in the Southern and Eastern Europe operating segment arising from the translation of pounds sterling, Polish zlotys, Czech korunas and Hungarian forints to euros also reduced cost of sales.

17 Selling expenses.

The Group’s selling expenses remained on a par with the prior-year level despite the increasing effects of the first-time full consolidation of OTE in 2009. These effects were offset in particular by cost cuts in the Germany operating segment, primarily in operational sales and receivables management. In addition, selling expenses decreased in the Europe operating segment, after elimination of exchange rate effects.

18 General and administrative expenses.

The Group’s general and administrative expenses were reduced by EUR 0.2 billion. The effect from the first-time full consolidation of OTE of EUR 0.5 billion was more than offset by savings measures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Other operating income.

(millions of €)	2009	2008	2007
Income from reimbursements	344	272	226
Income from the reversal of impairment losses on noncurrent financial assets in accordance with IFRS 5	131	134	32
Income from disposal of non-current assets	104	100	300
Income from insurance compensation	49	50	58
Income from divestitures	20	505	388
Miscellaneous other operating income	856	910	641
	1,504	1,971	1,645

Other operating income decreased by EUR 0.5 billion year-on-year. The decline was mainly attributable to lower income from divestitures. In the prior year, the Group generated income of EUR 0.4 billion from the disposal of Media&Broadcast.

20 Other operating expenses.

(millions of €)	2009	2008	2007
Goodwill impairment losses	2,345	289	327
Loss on disposal of non-current assets	154	170	257
Miscellaneous other operating expenses	820	773	1,177
	3,319	1,232	1,761

Other operating expenses increased by EUR 2.1 billion year-on-year. This was mainly attributable to impairment losses on goodwill amounting to EUR 2.3 billion that had to be recognized in the financial year. For further details, please refer to Note 5.

21 Finance costs.

(millions of €)	2009	2008	2007
Interest income	341	408	261
Interest expense	(2,896)	(2,895)	(2,775)
	(2,555)	(2,487)	(2,514)

Of which: from financial instruments relating to categories in accordance with IAS 39:
Loans and receivables	132	162	152
Held-to-maturity investments	3	23	9
Available-for-sale financial assets	42	32	31
Financial liabilities measured at amortized cost1	(2,637)	(2,668)	(2,612)

1
Interest expense calculated according to the effective interest method and adjusted for accrued interest from derivatives that were used as hedging instruments against interest rate-based changes in the fair values of financial liabilities measured at amortized cost in the reporting period for hedge accounting in accordance with IAS 39 (2009: interest income of EUR 107 million; 2008: interest income of EUR 68 million, interest expense of EUR 11 million; 2007: interest expense of EUR 42 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Finance costs were subject to two offsetting effects. On the one hand, interest expense increased in the 2009 financial year due to the first-time full consolidation of OTE in the consolidated financial statements. On the other, the downgrade of Deutsche Telekom’s rating in the prior year and the resulting adjustments to carrying amounts for a number of bonds with rating-linked coupons had a one-time impact on interest expense in the prior year.

Since January 1, 2009 Deutsche Telekom has capitalized borrowing costs as part of the cost of qualifying assets. EUR 27 million were recognized as part of acquisition costs in the financial year. The amount was calculated on the basis of an average capitalization rate of 5.9 percent applied across the Group. The figures for prior-year periods have not been adjusted.

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

22 Share of profit/loss of associates and joint ventures accounted for using the equity method.

(millions of €)	2009	2008	2007
Share of profit (loss) of joint ventures	9	31	25
Share of profit (loss) of associates	15	(419)	30
	24	(388)	55

The share of profit or loss of associates and joint ventures accounted for using the equity method improved by EUR 0.4 billion in the financial year. This was mainly due to the impairment loss of EUR 0.5 billion that had to be recognized in the prior year on the carrying amount of the shares in OTE. OTE has been fully consolidated since the beginning of February 2009. For further details, please refer to the “Business combinations” section.

23 Other financial income/expense.

(millions of €)	2009	2008	2007
Income from investments	22	44	25
Gain (loss) from financial instruments	(171)	(254)	(3)
Interest component from measurement of provisions and liabilities	(677)	(503)	(396)
	(826)	(713)	(374)

All income components including interest income and expense from financial instruments classified as held for trading in accordance with IAS 39 are reported under other financial income/expense.

The EUR 0.1 billion increase in other financial expense compared with the prior year is mainly attributable to higher interest rate expenses on provisions and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Income taxes.

Income taxes in the consolidated income statement.

Income taxes are broken down into current taxes paid or payable in the individual countries and into deferred taxes.

The following table provides a breakdown of income taxes in Germany and internationally:

(millions of €)	2009	2008	2007
Current taxes	873	644	212
Germany	163	88	(259)
International	710	556	471

Deferred taxes	909	784	1,161
Germany	353	515	1,121
International	556	269	40
	1,782	1,428	1,373

Deutsche Telekom’s combined income tax rate for 2009 amounted to 30.5 percent, comprising corporate income tax at a rate of 15 percent, the solidarity surcharge of 5.5 percent on corporate income tax, and trade income tax at an average multiplier of 419 percent. The combined income tax rate amounted to 30.5 percent for 2008 and to 39 percent for 2007.

Reconciliation of the effective tax rate:

Income taxes of EUR 1,782 million in the reporting year (2008: EUR 1,428 million; 2007: EUR 1,373 million) are derived as follows from the expected income tax expense that would have arisen had the statutory income tax rate of the parent company (combined income tax rate) been applied to profit before income taxes:

(millions of €)	2009	2008	2007
Profit before income taxes	2,655	3,452	2,453
Expected income tax expense (income tax rate applicable to Deutsche Telekom AG: 2009: 30.5%; 2008: 30.5%; 2007: 39%)	810	1,053	957

Adjustments to expected tax expense
Effect of changes in statutory tax rates	26	3	734
Tax effects from prior years	(26)	29	65
Tax effects from other income taxes	161	115	42
Non-taxable income	(106)	(86)	(217)
Tax effects from equity investments	(9)	124	(23)
Non-deductible expenses	136	110	63
Permanent differences	64	(47)	28
Goodwill impairment losses	702	71	130
Tax effects from loss carryforwards	51	(34)	(306)
Tax effects from additions to and reductions of local tax	71	86	92
Adjustment of taxes to different foreign tax rates	(102)	3	(182)
Other tax effects	4	1	(10)
Income tax expense (benefit) according to the consolidated income statement	1,782	1,428	1,373

Effective income tax rate (%)	67	41	56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Current income taxes in the consolidated income statement.

The following table provides a breakdown of current income taxes:

(millions of €)	2009	2008	2007
Current income taxes	873	644	212
Of which:
Current tax expense	744	596	579
Prior-period tax expense (income)	129	48	(367)

Deferred taxes in the consolidated income statement.

The following table shows the development of deferred taxes:

(millions of €)	2009	2008	2007
Deferred tax expense (income)	909	784	1,161
Of which:
On temporary differences	692	409	324
On loss carryforwards	232	419	852
From tax credits	(15)	(44)	(15)

Despite the significantly lower profit/loss before income taxes, income tax expense did not decrease year-on-year; rather, it increased significantly. This was mainly attributable to higher impairment losses recognized on goodwill, in particular at T-Mobile UK. Since these impairment losses are not to be considered for tax purposes, income tax expense increased relative to profit before income taxes.

Income taxes in the consolidated statement of financial position.

Current income taxes in the consolidated statement of financial position:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Recoverable taxes	144	273
Tax liabilities	(511)	(585)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred taxes in the consolidated statement of financial position:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Deferred tax assets	5,162	6,234
Deferred tax liabilities	(7,153)	(7,108)
	(1,991)	(874)
Of which: recognized in equity:
Actuarial gains and losses	151	35
Revaluation due to business combinations	3	0
Cash flow hedges	(319)	(338)
Financial assets available for sale	3	3
	(162)	(300)

Development of deferred taxes:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Deferred taxes recognized in statement of financial position	(1,991)	(874)
Difference to prior year	(1,117)	(809)
Of which:
Recognized in income statement	(909)	(784)
Recognized in equity	138	(53)
Acquisitions/disposals	(482)	215
Currency translation adjustments	136	(187)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred taxes relate to the following key items in the statement of financial position, loss carryforwards, and tax credits:

	Dec. 31, 2009		Dec. 31, 2008
(millions of €)	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Current assets	788	(368)	659	(1,145)
Trade and other receivables	339	(52)	262	(57)
Other financial assets	317	(251)	276	(1,036)
Inventories	13	(17)	13	(5)
Other assets	119	(48)	108	(47)
Non-current assets	1,279	(9,739)	2,391	(9,748)
Intangible assets	493	(6,802)	888	(6,755)
Property, plant and equipment	459	(2,588)	507	(2,135)
Investments accounted for using the equity method	0	0	0	(3)
Other financial assets	327	(349)	996	(855)
Current liabilities	641	(405)	1,713	(748)
Financial liabilities	267	(229)	117	(212)
Trade and other payables	29	(58)	1,175	(394)
Other provisions	176	(46)	305	(40)
Other liabilities	169	(72)	116	(102)
Non-current liabilities	3,209	(998)	2,572	(605)
Financial liabilities	1,572	(734)	864	(300)
Provisions for pensions and other employee benefits	542	(162)	393	(217)
Other provisions	393	(75)	664	(44)
Other liabilities	702	(27)	651	(44)
Tax credits	196	-	188	-
Loss carryforwards	4,458	-	5,062	-
Total	10,571	(11,510)	12,585	(12,246)
Of which: non-current	8,865	(10,737)	11,327	(9,982)

Allowance	(1,052)		(1,213)
Netting	(4,357)	4,357	(5,138)	5,138
Recognition	5,162	(7,153)	6,234	(7,108)

The allowances relate primarily to loss carryforwards. This table does not include deferred taxes (deferred tax assets: EUR 0.3 billion; deferred tax liabilities: EUR 0.3 billion) attributable to T-Mobile UK, which was classified as held for sale as of the reporting date.

The loss carryforwards are shown in the following table:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Loss carryforwards for corporate income tax purposes	13,516	15,293

Expiry within
1 year	38	4
2 years	1,403	2
3 years	165	1,390
4 years	128	87
5 years	157	28
After 5 years	5,051	6,291
Unlimited carryforward period	6,574	7,491

The loss carryforwards of T-Mobile UK, which was classified as held for sale as of the reporting date, totaling EUR 1,666 million are not included in the table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Loss carryforwards and temporary differences for which no deferred taxes were recorded amount to:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Loss carryforwards for corporate income tax purposes	3,295	3,952

Expiry within
1 year	18	4
2 years	1,127	2
3 years	46	1,146
4 years	43	34
5 years	81	22
After 5 years	202	117
Unlimited carryforward period	1,778	2,627
Temporary differences in corporate income tax	477	289

The loss carryforwards of T-Mobile UK, which was classified as held for sale as of the reporting date, totaling EUR 774 million are not included in the table.

In addition, no deferred taxes are recognized on trade tax loss carryforwards of EUR 124 million (December 31, 2008: EUR 220 million) and on temporary differences for trade tax purposes in the amount of EUR 40 million (December 31, 2008: EUR 75 million). Apart from corporate income tax loss carryforwards, no deferred taxes amounting to EUR 118 million (December 31, 2008: EUR 106 million) were recognized for other foreign income tax loss carryforwards.

No deferred tax assets were recognized on the aforementioned tax loss carryforwards and temporary differences as it is not probable that taxable profit will be available in the foreseeable future against which these tax loss carryforwards can be utilized.

A positive tax effect in the amount of EUR 12 million (2008: EUR 12 million; 2007: EUR 14 million) was recorded, attributable to the utilization of loss carryforwards on which deferred tax assets had not yet been recognized.

As the Group expects to generate future taxable profits, deferred tax assets in the amount of EUR 2,624 million were recognized on loss carryforwards and temporary differences for 2009 (December 31, 2008: EUR 2,878 million), although the respective entities generated tax losses in the current and the prior year. Furthermore, the impairment test of deferred tax assets also takes potential structural improvements into consideration.

Having streamlined T-Mobile UK’s corporate structure in 2006, Deutsche Telekom believes that a capital loss has become available for tax purposes. However, as it is unlikely that the resulting loss carryforward of EUR 8,122 million, which can only be offset against certain types of profit, can be utilized, it is not included in the aforementioned loss carryforwards.

No deferred tax liabilities were recognized on temporary differences in connection with equity interests in subsidiaries amounting to EUR 1,590 million (December 31, 2008: EUR 1,485 million) as it is unlikely that these differences will be reversed in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Disclosure of tax effects relating to each component of "Other comprehensive income."

	2009			2008			2007
(millions of €)	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Actuarial gains and losses on defined benefit pension plans	(461)	116	(345)	227	(64)	163	923	(364)	559
Revaluation due to business combinations	(38)	3	(35)	0	0	0	18	0	18
Exchange differences on translating foreign operations	(211)	0	(211)	(352)	0	(352)	(2,510)	0	(2,510)
Available-for-sale financial assets	(4)	0	(4)	1	0	1	(2)	0	(2)
Of which: recognized in income statement	0	0	0	0	0	0	(1)	0	(1)
Fair value measurement of hedging instruments	(48)	19	(29)	(41)	8	(33)	(115)	137	22
Of which: recognized in income statement	8	(1)	7	(101)	5	(96)	3	(1)	2
Other income and expense recognized directly in equity	11	0	11	(8)	3	(5)	0	(1)	(1)
Other comprehensive income	(751)	138	(613)	(173)	(53)	(226)	(1,686)	(228)	(1,914)
Profit			873			2,024			1,080
Total comprehensive income			260			1,798			(834)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Profit attributable to non-controlling interests.

Profit attributable to non-controlling interests of EUR 520 million (2008: EUR 541 million; 2007: EUR 509 million) comprises gains of EUR 527 million (2008: EUR 859 million; 2007: EUR 549 million) and losses of EUR 7 million (2008: EUR 318 million; 2007: EUR 40 million). Profit attributable to non-controlling interests in 2009 primarily relates to T-Mobile Czech Republic, Magyar Telekom, T-Mobile Hrvatska, HT-Hrvatske telekomunikacije and Slovak Telekom.

26 Earnings per share.

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

Basic earnings per share	2009	2008	2007
Profit attributable to the owners of the parent (net profit) ((millions of €))	353	1,483	571
Adjustment	-	-	-
Adjusted net profit (basic) (millions of €)	353	1,483	571

Number of ordinary shares issued (millions)	4,361	4,361	4,361
Treasury shares (millions)	(2)	(2)	(2)
Shares reserved for outstanding options (T-Mobile USA/Powertel) (millions)	(19)	(19)	(20)
Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,340	4,339
Basic earnings per share/ADS (€)	0.08	0.34	0.13

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their time weighting. Furthermore, the weighted average number of ordinary shares outstanding is determined by deducting the treasury shares held by Deutsche Telekom AG as well as the shares that, as part of the issue of new shares in the course of the acquisition of T-Mobile USA/Powertel, are held in a trust deposit account for later issue and later trading as registered shares and/or American depositary shares (ADSs), each multiplied by the corresponding time weighting factor.

Diluted earnings per share	2009	2008	2007
Adjusted profit attributable to the owners of the parent (net profit) (millions of €)	353	1,483	571
Dilutive effects on profit (loss) from stock options (after taxes) (millions of €)	0	0	0
Net profit (diluted) (millions of €)	353	1,483	571

Adjusted weighted average number of ordinary shares outstanding (basic) (millions)	4,340	4,340	4,339
Dilutive potential ordinary shares from stock options and warrants (millions)	0	0	1
Weighted average number of ordinary shares outstanding (diluted) (millions)	4,340	4,340	4,340

Diluted earnings per share/ADS (€)	0.08	0.34	0.13

The calculation of diluted earnings per share generally corresponds to the method for calculating basic earnings per share. However, the calculation must be adjusted for all dilutive effects arising from potential ordinary shares. Equity instruments may dilute basic earnings per share in the future and – to the extent that a potential dilution already occurred in the respective reporting period – have been included in the calculation of diluted earnings per share. For further details on the equity instruments currently applicable, please refer to Notes 14 and Note 34.

27 Dividend per share.

For the 2009 financial year, the Board of Management proposes a dividend of EUR 0.78 for each no par value share carrying dividend rights. On the basis of this proposed appropriation, total dividends in the amount of EUR 3,386 million (2008: EUR 3,386 million) will be appropriated to the no par value shares carrying dividend rights at February 8, 2010. The final amount of the total dividend payment depends on the number of no par value shares carrying dividend rights as of the date of the resolution on the appropriation of net income as adopted on the day of the shareholders’ meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28 Average number of employees and personnel costs.

Average number of employees	2009	2008	2007
Group (total)	257,601	234,887	243,736
Domestic	130,477	141,123	154,101
International	127,124	93,764	89,635

Non-civil servants	226,460	201,036	205,471
Civil servants (domestic)	31,141	33,851	38,265

Trainees and student interns	9,805	10,424	10,708

	2009	2008	2007
Personnel costs (millions of €)	14,333	14,078	15,387

The number of employees in the Group increased year-on-year by 22,714. This increase was largely a result of the first-time inclusion of the OTE staff in early February 2009. The headcount also grew in the Systems Solutions and United States operating segments. In the Systems Solutions operating segment, the higher staff level was due to the expansion of international business. In the United States operating segment, the rise in headcount resulted from further retail distribution growth. These effects were only partially offset by staff reductions in Germany.

The change in personnel costs, which are included in functional costs, is attributable to the headcount trends described.

29 Depreciation, amortization and impairment losses.

The following table provides a breakdown of depreciation, amortization and impairment losses included in the functional costs:

(millions of €)	2009	2008	2007
Amortization and impairment of intangible assets	5,657	3,397	3,490
Of which: goodwill impairment losses	2,345	289	327
Of which: amortization of mobile communications licenses	905	1,013	1,017
Depreciation and impairment of property, plant and equipment	8,237	7,578	8,121
	13,894	10,975	11,611

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides a breakdown of impairment losses:

(millions of €)	2009	2008	2007
Intangible assets	2,354	340	378
Of which: goodwill	2,345	289	327
Of which: U.S. mobile communications licenses	-	21	9

Property, plant and equipment	217	140	300
Land and buildings	193	123	238
Technical equipment and machinery	10	5	54
Other equipment, operating and office equipment	3	8	4
Advance payments and construction in progress	11	4	4
	2,571	480	678

Amortization and impairment of intangible assets mainly relate to mobile communications licenses, software, customer bases and brand names as well as goodwill. The increase in the 2009 financial year is mainly due to the full consolidation of OTE for the first time in early February 2009 as well as higher impairment losses recognized on goodwill. The Group recognized an impairment loss of EUR 1.8 billion on the goodwill of the cash-generating unit T-Mobile UK in the first quarter of 2009. T-Mobile UK has been classified as held for sale since September 8, 2009. The Group also recognized impairment losses of EUR 0.5 billion as of December 31, 2009 as a result of the annual impairment test. For further details on impairment losses, please refer to Note 5. For further details on the disclosure of T-Mobile UK, please refer to Note 4.

Depreciation of property, plant and equipment increased by EUR 0.7 billion in the reporting year, mainly as a result of the full consolidation of OTE for the first time. This increase was partially offset by lower depreciation of technical equipment and machinery as well as lower impairment of land and buildings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

OTHER DISCLOSURES

30 Notes to the consolidated statement of cash flows.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 15.8 billion in the 2009 financial year, an increase of EUR 0.4 billion over the prior year. While cash generated from operations improved by EUR 0.6 billion, net interest paid increased by EUR 0.2 billion. The increase in cash generated from operations is the result of several factors, some of which offset each other. The Group's profit from operations decreased by EUR 1.0 billion while depreciation, amortization and impairment losses increased by EUR 2.9 billion year-on-year. Additionally, the effects of the disposal of fully consolidated companies increased by EUR 0.4 billion. The change in assets carried as working capital increased by EUR 1.7 billion, mainly as a result of inflows of EUR 0.8 billion from the sale of receivables (factoring) and as a result of the decrease of EUR 0.5 billion in trade receivables (excluding receivables from construction contracts) which is due to improved receivables management. By contrast, the changes in provisions and other liabilities carried as working capital decreased by EUR 3.1 billion year-on-year, mainly due to lower additions to provisions for restructuring measures in combination with higher cash outflows for restructuring measures, increased utilization of provisions for personnel costs and provisions for litigation risks, as well as a reduction in trade payables. In addition, income tax payments increased by EUR 0.4 billion year-on-year, in particular as a result of the first-time full consolidation of OTE from February 2009. The increase in net interest paid is also largely attributable to this effect.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 8.6 billion as compared with EUR 11.4 billion in the previous year. This development was mainly due to the addition of OTE’s cash and cash equivalents amounting to EUR 1.6 billion as part of the first-time full consolidation of OTE, whereas the prior year saw outflows for the acquisition of shares in OTE amounting to EUR 3.1 billion. Cash outflows for intangible assets and property, plant and equipment increased by EUR 0.5 billion in 2009. In addition, cash outflows were impacted by EUR 0.3 billion for the deposit of cash collateral in 2009 for the acquisition of Strato AG, whereas in 2008 net cash used in investing activities was positively impacted by EUR 0.6 billion cash inflows from short-term investments.

The net cash outflows for investments in fully consolidated companies and business units increased by EUR 0.6 billion. Whereas cash outflows amounting to EUR 1.0 billion for the acquisition of SunCom and cash inflows of EUR 0.8 billion from the sale of Media&Broadcast were recorded in the 2008 financial year, the 2009 financial year saw cash outflows of EUR 1.0 billion in particular for the acquisition of additional shares in OTE in connection with put option I, and the acquisition of Zapp, and cash inflows of EUR 0.1 billion from the sale of Cosmofon.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 5.1 billion in the reporting period, compared with EUR 3.1 billion in the prior year.

This change was mostly attributable to EUR 1.1 billion lower year-on-year proceeds from the issue of non-current financial liabilities and EUR 0.6 billion higher net repayments of current financial liabilities. In addition, dividend payments increased by EUR 0.3 billion compared with 2008, in particular as a result of the first-time full consolidation of OTE in February 2009 and higher dividend payments at Slovak Telekom. The considerable decrease in issuance and repayment of current financial liabilities year-on-year is primarily attributable to the issuance of commercial paper in 2009 to finance short-term liquidity needs. This is contrasted by the drawdown of several short-term credit lines in the prior year.

The issue of financial liabilities in the 2009 financial year consisted in particular of the issue of a Eurobond for EUR 2.0 billion, medium-term notes for EUR 2.0 billion, U.S. dollar bonds for EUR 1.1 billion, and promissory notes for EUR 0.2 billion. Medium-term notes for an amount of EUR 3.7 billion, a U.S. dollar bond for an amount of EUR 0.7 billion, commercial paper for a net amount of EUR 0.6 billion, a medium-term note of OTE for an amount of EUR 0.6 billion and promissory notes and other loans for EUR 0.4 billion were repaid during the same period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31 Segment reporting.

Since July 1, 2009, Deutsche Telekom's organizational structure has reflected the realigned management structure approved by the Supervisory Board on April 29, 2009. The new structure increases regional market responsibility in the combined fixed-network and mobile communications business. The realignment also resulted in a change to the structure of the operating segments from July 1, 2009. Since July 1, 2009, Deutsche Telekom has reported on the five operating segments Germany, United States, Europe, Southern and Eastern Europe, and Systems Solutions as well as on Group Headquarters & Shared Services.

The business activities in four of these five operating segments are assigned by regions and in the fifth by customers and products.

The Germany operating segment comprises all fixed-network and mobile activities in Germany. In addition, the operating segment provides wholesale telecommunications services for the Group's other operating segments. The United States operating segment combines all mobile activities in the U.S. market. The Europe operating segment covers all activities of the mobile communications companies in the United Kingdom, Poland, the Netherlands, the Czech Republic and Austria, as well as the International Carrier Sales and Services unit, which provides wholesale telecommunications services for the Group’s other operating segments. The Southern and Eastern Europe operating segment comprises all fixed-network and mobile communications operations of the national companies in Hungary, Croatia, Slovakia, Greece, Romania, Bulgaria, Albania, the F.Y.R.O. Macedonia, and Montenegro.

Fixed-network business includes all voice and data communications activities based on fixed-network and broadband technology. This includes the sale of terminal equipment and other hardware, as well as the sale of services to resellers.

The mobile communications business offers mobile voice and data services to consumers and business customers. Mobile terminals and other hardware are sold in connection with the services offered. In addition, T-Mobile services are sold to resellers and to companies that buy network services and market them independently to third parties (MVNOs).

The Systems Solutions operating segment bundles business with ICT products and solutions for large multinational corporations under the T-Systems brand. The operating segment offers its customers information and communication technology (ICT) from a single source. It develops and operates infrastructure and industry solutions for multinational corporations and public institutions. The products and services offered range from standard products and IP-based high-performance networks through to complete ICT solutions.

Group Headquarters & Shared Services comprises Service Headquarters and those subsidiaries of Deutsche Telekom AG that are not allocated to the operating segments.

The around 160,000 business customers of the Systems Solutions operating segment (called the Business Customers operating segment until December 31, 2008), which were transferred to the former Broadband/Fixed Network operating segment as of January 1, 2009, are now included in the Germany operating segment.

All of the information presented here has been incorporated into the following tables, and prior-year and comparative figures have been adjusted accordingly. The reconciliation summarizes the elimination of intersegment transactions.

The measurement principles for Deutsche Telekom’s segment reporting structure are based on the IFRSs adopted in the consolidated financial statements. Deutsche Telekom evaluates the segments’ performance based on revenue and profit or loss from operations (EBIT), among other factors. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Segment assets and liabilities include all assets and liabilities that are accounted for on the basis of the financial statements prepared by the operating segments and included in the consolidated financial statements. Segment investments include additions to intangible assets and property, plant and equipment. Where entities accounted for using the equity method are directly allocable to a segment, their share of profit or loss after income taxes and their carrying amount is reported in this segment’s accounts. The following tables show the performance indicators used by Deutsche Telekom to evaluate the segments’ performance as well as additional segment-related indicators:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(millions of €)	Year	Net revenue	Intersegment revenue	Total revenue	Profit (loss) from operations (EBIT)	Interest income	Interest expense	Share of profit (loss) of associates and joint ventures accounted for using the equity method	Income taxes
Germany	2009	23,813	1,610	25,423	5,062	172	(107)	2	(13)
	2008	24,754	1,646	26,400	4,624	654	(425)	(1)	16
	2007	26,134	1,982	28,116	4,691	524	(420)	7	(9)
United States	2009	15,457	14	15,471	2,233	16	(543)	6	(643)
	2008	14,942	15	14,957	2,299	81	(577)	6	(694)
	2007	14,050	25	14,075	2,017	99	(457)	6	(518)
Europe	2009	9,486	548	10,034	(905)	92	(187)	0	(160)
	2008	10,798	556	11,354	496	190	(269)	0	(58)
	2007	10,675	559	11,234	86	150	(264)	0	202
Southern and Eastern Europe	2009	9,510	175	9,685	1,037	126	(479)	7	(420)
	2008	4,497	148	4,645	915	99	(151)	7	(223)
	2007	4,458	142	4,600	1,010	80	(139)	38	(214)
Systems Solutions	2009	6,083	2,715	8,798	(11)	39	(46)	10	(12)
	2008	6,368	2,975	9,343	81	82	(59)	41	(10)
	2007	6,911	3,660	10,571	(229)	72	(97)	1	(43)
Group Headquarters & Shared Services	2009	253	2,157	2,410	(1,249)	1,156	(2,768)	0	(570)
	2008	307	2,474	2,781	(1,266)	1,559	(3,627)	(441)	(476)
	2007	288	2,855	3,143	(2,243)	1,206	(3,272)	2	(720)
Total	2009	64,602	7,219	71,821	6,167	1,601	(4,130)	25	(1,818)
	2008	61,666	7,814	69,480	7,149	2,665	(5,108)	(388)	(1,445)
	2007	62,516	9,223	71,739	5,332	2,131	(4,649)	54	(1,302)
Reconciliation	2009	-	(7,219)	(7,219)	(155)	(1,260)	1,234	(1)	36
	2008	-	(7,814)	(7,814)	(109)	(2,257)	2,213	0	17
	2007	-	(9,223)	(9,223)	(46)	(1,870)	1,874	1	(71)
Group	2009	64,602	-	64,602	6,012	341	(2,896)	24	(1,782)
	2008	61,666	-	61,666	7,040	408	(2,895)	(388)	(1,428)
	2007	62,516	-	62,516	5,286	261	(2,775)	55	(1,373)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(millions of €)	Year	Segment assets	Segment liabilities	Segment investments	Investments accounted for using the equity method	Depreciation and amortization	Impairment losses	Employees (average)
Germany	2009	52,002	16,244	3,221	23	(4,189)	(7)	84,584
	2008	49,797	14,693	3,412	18	(4,164)	(16)	89,961
	2007	49,289	15,286	3,386	19	(4,292)	(49)	94,460
United States	2009	36,087	19,326	2,494	18	(2,025)	(3)	38,231
	2008	37,213	20,998	3,615	14	(1,863)	(21)	36,076
	2007	33,602	13,998	2,203	10	(1,883)	(9)	31,655
Europe	2009	21,668	10,372	804	0	(1,561)	(1,850)	18,105
	2008	23,297	7,539	1,095	3	(2,229)	(128)	17,945
	2007	27,379	9,234	1,485	0	(2,364)	(336)	17,189
Southern and Eastern Europe	2009	25,120	11,724	4,009	52	(2,211)	(536)	51,172
	2008	11,054	3,130	844	65	(861)	(173)	21,229
	2007	10,726	3,112	732	67	(913)	(24)	23,442
Systems Solutions	2009	8,872	5,932	837	54	(718)	(3)	45,328
	2008	9,280	6,342	846	46	(765)	(16)	46,095
	2007	10,841	6,973	934	18	(863)	(25)	49,433
Group Headquarters & Shared Services	2009	120,162	78,379	747	0	(660)	(173)	20,181
	2008	116,948	75,764	545	3,411	(646)	(127)	23,581
	2007	109,902	71,915	442	4	(666)	(258)	27,557
Total	2009	263,911	141,977	12,112	147	(11,364)	(2,572)	257,601
	2008	247,589	128,466	10,357	3,557	(10,528)	(481)	234,887
	2007	241,739	120,518	9,182	118	(10,981)	(701)	243,736
Reconciliation	2009	(136,137)	(56,140)	(645)	-	41	1	-
	2008	(124,449)	(48,438)	(240)	-	33	1	-
	2007	(121,066)	(45,090)	(105)	-	48	23	-
Group	2009	127,774	85,837	11,467	147	(11,323)	(2,571)	257,601
	2008	123,140	80,028	10,117	3,557	(10,495)	(480)	234,887
	2007	120,673	75,428	9,077	118	(10,933)	(678)	243,736

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(millions of €)	Year	Net cash from operating activities	Net cash (used in) from investing activities	Of which: Cash capex1	Net cash (used in) from financing activities
Germany	2009	9,777	(2,801)	(3,158)	(3,689)
	2008	9,941	(2,791)	(3,038)	(7,224)
	2007	8,587	483	(3,014)	(2,238)
United States	2009	3,929	(3,014)	(2,666)	(1,004)
	2008	3,740	(2,892)	(2,540)	(852)
	2007	3,622	(2,713)	(1,958)	(831)
Europe	2009	2,175	(1,413)	(879)	(3,839)
	2008	2,605	(1,525)	(1,152)	(1,436)
	2007	2,474	(2,774)	(1,148)	435
Southern and Eastern Europe	2009	2,859	(97)	(1,610)	(2,232)
	2008	1,691	(523)	(865)	(464)
	2007	1,655	(452)	(732)	(710)
Systems Solutions	2009	325	(643)	(681)	88
	2008	766	9	(823)	(838)
	2007	688	(839)	(903)	932
Group Headquarters & Shared Services	2009	6,801	(2,995)	(449)	(2,147)
	2008	3,366	(1,021)	(426)	(1,028)
	2007	1,120	(4,871)	(340)	(6,902)
Total	2009	25,866	(10,963)	(9,443)	(12,823)
	2008	22,109	(8,743)	(8,844)	(11,842)
	2007	18,146	(11,166)	(8,095)	(9,314)
Reconciliation	2009	(10,071)	2,314	241	7,700
	2008	(6,741)	(2,641)	137	8,745
	2007	(4,432)	3,112	80	3,189
Group	2009	15,795	(8,649)	(9,202)	(5,123)
	2008	15,368	(11,384)	(8,707)	(3,097)
	2007	13,714	(8,054)	(8,015)	(6,125)

1	Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment, as shown in the statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Information on geographic areas.

The Group’s non-current assets and net revenue are shown by region. These are the regions in which Deutsche Telekom is active: Germany, Europe (excluding Germany), North America and Other countries. The Europe (excluding Germany) region covers the entire European Union (excluding Germany) and the other countries in Europe. The North America region comprises the United States and Canada. "Other countries" includes all countries that are not Germany or in Europe (excluding Germany) or North America. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue is allocated according to the location of the respective customers’ operations.

	Non-current assets			Net revenue
(millions of €)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	2009	2008	2007
Germany	40,499	44,385	44,817	28,033	28,885	30,694
International	57,362	55,227	52,702	36,569	32,781	31,822
Of which: Europe (excluding Germany)	26,575	23,854	25,238	20,573	17,324	17,264
North America	30,717	31,298	27,407	15,527	14,931	14,159
Other countries	70	75	57	469	526	399
Group	97,861	99,612	97,519	64,602	61,666	62,516

Information on products and services.

Revenue generated with external customers for groups of comparable products and services developed as follows:

	Net revenue
(millions of €)	2009	2008	2007
Telecommunications	58,266	54,991	55,317
Systems solutions	6,083	6,368	6,911
Other	253	307	288
Group	64,602	61,666	62,516

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32 Contingencies.

As of the reporting date, the Group was exposed to contingent liabilities amounting to EUR 724 million (December 31, 2008: EUR 591 million) that, on the basis of the information and estimates available, do not fulfill the requirements for recognition as liabilities in the statement of financial position. Deutsche Telekom is involved in a number of court and arbitration proceedings in connection with its regular business activities. Litigation provisions include the costs of legal counsel services and any probable losses. Deutsche Telekom does not believe that any additional costs arising from legal counsel services or the results of proceedings will have a material adverse effect on the results of operations and financial position of the Group.

In addition to individual cases that do not have any significant impact on their own, the aforementioned total contingent liabilities include the following:

Year-end bonus for civil servants.

In November 2004, the Federal Republic of Germany passed the Act to amend the Act on the Legal Provisions for the Former Deutsche Bundespost Staff (Postpersonalrechtsgesetz - PostPersRG), which abolished the obligation on Deutsche Telekom and other private companies to pay active civil servants an annual year-end bonus under the German Federal Act on Bonus Payments (Bundessonderzahlungsgesetz). This Act was reviewed at several court instances. In December 2008, the Federal Administrative Court ruled to refer the question as to whether § 10 PostPersRG is constitutional to the Federal Constitutional Court for a judicial review pursuant to Article 100 of the Basic Law. It is uncertain when the Federal Constitutional Court will announce its ruling. If the court rules that the abolition of the bonus payment was unconstitutional, Deutsche Telekom AG's supplementary payment risk would total EUR 0.2 billion for the period 2004 through June 2009.

T-Online appraisal rights proceedings.

After the merger of T-Online International AG into Deutsche Telekom AG became effective on June 6, 2006, Deutsche Telekom AG was served around 250 applications for a court review of the fairness of the exchange ratio stipulated in the merger agreement dated March 8, 2005. Under the German Reorganization and Transformation Act (Umwandlungsgesetz), former shareholders of T-Online can request the Frankfurt/Main Regional Court to review the fairness of the exchange ratio in the course of appraisal rights proceedings (Spruchverfahren). The court ruled on March 13, 2009 that the exchange ratio for the T-Online shares was not fair and deemed a supplementary payment of EUR 1.15 per share fair. This decision is not yet final and legally binding. Deutsche Telekom filed an appeal (sofortige Beschwerde) against the ruling immediately and within the stipulated period. Because the complaints do not stipulate a precise numerical claim, but rather target a supplementary cash payment in the amount deemed appropriate by the court, it is not possible at present to estimate whether Deutsche Telekom will be ordered to make a supplementary payment and if so, in what amount. Deutsche Telekom believes the plaintiffs’ claims are unfounded. However, should the current ruling of the Regional Court of Frankfurt/Main become legally binding and Deutsche Telekom be ordered to make a supplementary payment of EUR 1.15 per share to the former shareholders of T-Online, this could result in a payment of approximately EUR 0.2 billion. The amount of EUR 1.15 per share is a possible, but not the most probable outcome in the event that the Higher Regional Court determines that there is to be a supplementary cash payment. It is also possible that in this event the Higher Regional Court will call in an expert consultant to conduct a partial or full revaluation. The expert consultant’s (partial) revaluation may result in no supplementary cash payment at all, but may also result in a higher payment than EUR 1.15 per share.

Likewise, on the basis of the information and estimates available, the issues listed below do not fulfill the requirements for recognition as liabilities in the statement of financial position. As, however, the Group is unable to estimate the amount of the contingent liabilities in each case due to the uncertainties described below, they have not been included in the aforementioned total contingent liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Toll Collect.

In order to fulfill their obligations as set out in the agreement (operating agreement) with the Federal Republic of Germany, Deutsche Telekom AG, Daimler Financial Services AG and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) have concluded a consortium agreement on the development and setup of an electronic system for collecting toll charges for the use of German autobahns by commercial vehicles with a permissible total weight of more than 12 tons, and on the operation of this system via a joint venture company. Deutsche Telekom AG and Daimler Financial Services AG each hold a 45-percent stake in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect), while Cofiroute holds the remaining 10-percent stake in each.

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

On August 2, 2005, the Federal Republic of Germany initiated arbitration proceedings against Deutsche Telekom AG, Daimler Financial Services AG and Toll Collect GbR. The Federal Republic claims to have lost toll revenues of approximately EUR 3.5 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated), alleging – among other things – that it was deceived as to the likelihood of operations commencing on September 1, 2003. In May 2008, the Federal Republic of Germany slightly reduced its claim to around EUR 3.3 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The asserted claims for contractual penalties total approximately EUR 1.7 billion plus interest (5 percent per year above the applicable base interest rate since the arbitration proceedings were initiated). The contractual penalties are based on alleged violations of the operator agreement (lack of consent to subcontracting, delayed provision of on-board units and monitoring equipment). Deutsche Telekom AG believes the claims of the Federal Republic to be unfounded and is contesting them. The statement of defense was submitted to the arbitration court on June 30, 2006. The plaintiff's reply was submitted to the arbitration court on February 14, 2007. The defendant's rejoinder was submitted to the arbitration court on October 1, 2007. Further declarations were received from the Federal Republic of Germany on January 7 and February 6, 2008. The initial hearing took place in June 2008 during which the arbitration court discussed legal issues with the parties. No arbitrational ruling was made on the claims asserted. Under orders from the arbitration court, each party submitted documents to the other party at the end of September 2008, as well as a written statement at the end of November 2008 addressing the legal issues discussed during the hearing and in the documents submitted. On May 15, 2009, the parties presented written responses to the relevant statement from the other party. The arbitration court also scheduled another hearing for October 19 to 22, 2009. In this connection, the arbitration court ordered the submission of further documents and papers as well as witness examinations and appointed three experts to evaluate by September 30, 2009 the plausibility of the expert opinions that had been presented by the parties. In July and August 2009, the defendants became aware of information that gave rise to concerns of bias regarding the arbitrator appointed by the Federal Republic, following which the defendants filed a request with the arbitration court to reject the arbitrator on the grounds of bias. On September 4, 2009, the arbitration court ruled to cancel the hearing date and the submission of expert opinions on plausibility. On September 30, 2009, the arbitration court rejected the defendant's request. Following this decision, the defendants filed a rejection request with the Berlin Administrative Court on November 6, 2009.

Toll Collect GmbH filed for arbitration against the Federal Republic of Germany on May 25, 2007 requesting, among other things, the granting of a final operating permit and the payment of outstanding claims. Following an increase in the claim by Toll Collect GmbH on May 15, 2009, the asserted claims for payment total EUR 0.7 billion plus interest. The Federal Republic of Germany filed a counterclaim against Toll Collect GmbH with rebutter dated September 30, 2009 for EUR 0.2 billion plus interest, claiming, among other things, excessive compensation had been paid and contractual penalties that were allegedly due. Just as the defendants in the arbitrational proceedings initiated by the Federal Republic, Toll Collect GmbH has also applied to reject the arbitrator appointed by the Federal Republic on the grounds of bias. Following the aforementioned ruling of the arbitration court, Toll Collect GmbH also filed a rejection request with the Berlin Administrative Court on November 6, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Each consortium member has submitted guarantees for Toll Collect GmbH's obligations to the Federal Republic of Germany in connection with the completion and operation of the toll system. In addition, Deutsche Telekom AG has given a guarantee for bank loans to Toll Collect GmbH. These guarantees, which are subject to certain terms and conditions, are described below:

•
Bank loans guarantee. Deutsche Telekom AG guarantees to third parties bank loans of up to a maximum amount of EUR 115 million granted to Toll Collect GmbH. These guarantees for bank loans will expire on May 31, 2012.

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

ULL rate approvals.

In November 2008, the Cologne Administrative Court revoked the rates approval for the unbundled local loop line (ULL) from 1999 with regard to the monthly charges. Both Deutsche Telekom and the Federal Network Agency filed complaints against non-allowance of appeal. In a ruling dated October 5, 2009, the Federal Administrative Court rejected these complaints because the points raised relate to the old legal framework. The rulings of Cologne Administrative Court revoking the approvals thus became legally effective and the rate approval proceedings from 1999 were revived, i.e., the Federal Network Agency must decide again on ULL monthly charges for the period from February 1999 to March 2001. Under its rulings dated August 27, 2009, the Cologne Administrative Court revoked the 2001 ULL rate approval, which relates to monthly charges for the period April 2001 through March 2003 and one-time charges for the period April 2001 through March 2002. In its rulings dated November 19, 2009, the Cologne Administrative Court then revoked the 2002 rate approval, which relates to one-time charges for the period April 2002 through June 2003. These rulings are not legally effective because both Deutsche Telekom and the Federal Network Agency have filed complaints against non-allowance of appeal. If the rulings become legally effective, the Federal Network Agency would have to decide again on the rates for the period April 2001 to March 2003 or June 2003. All other rulings of the Federal Network Agency on ULL rates since 1999 have been challenged and, apart from the 1999 ULL one-time charges, are therefore not final.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33 Disclosures on leases.

Deutsche Telekom as lessee.

Finance leases.

When a lease transfers substantially all risks and rewards to Deutsche Telekom as lessee, Deutsche Telekom initially recognizes the leased assets in the statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the statement of financial position as part of a finance lease relate to long-term rental and lease agreements for office buildings with a typical lease term of up to 25 years. The agreements include extension and purchase options. The following table shows the net carrying amounts of leased assets capitalized in connection with a finance lease as of the reporting date:

	Dec. 31, 2009	Of which:	Dec. 31, 2008	Of which:
(millions of €)		sale and leaseback transactions		sale and leaseback transactions
Land and buildings	1,035	591	1,116	649
Technical equipment and machinery	35	9	57	-
Other	21	0	24	1
Net carrying amounts of leased assets capitalized	1,091	600	1,197	650
At the commencement of the lease term, Deutsche Telekom recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the income statement.

The following table provides a breakdown of these amounts:

	Dec. 31, 2009
(millions of €)	Minimum lease payments		Interest component		Present values
Maturity	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
Within 1 year	231	114	110	66	121	48
In 1 to 3 years	387	211	202	120	185	91
In 3 to 5 years	358	213	154	104	204	109
After 5 years	1,415	860	502	334	913	526
	2,391	1,398	968	624	1,423	774

	Dec. 31, 2008
(millions of €)	Minimum lease payments		Interest component		Present values
Maturity	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback	Total	Of which: sale and leaseback
Within 1 year	236	116	116	68	120	48
In 1 to 3 years	404	210	215	128	189	82
In 3 to 5 years	367	212	170	113	197	99
After 5 years	1,586	967	578	384	1,008	583
	2,593	1,505	1,079	693	1,514	812

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Operating leases.

Beneficial ownership of a lease is attributed to the lessor if this is the party to which all the substantial risks and rewards incidental to ownership of the asset are transferred. The lessor recognizes the leased asset in their statement of financial position. Deutsche Telekom recognizes the lease payments made during the term of the operating lease in profit or loss. Deutsche Telekom’s obligations arising from non-cancelable operating leases are mainly related to long-term rental or lease agreements for network infrastructure, radio towers and real estate. Some leases include extension options and provide for stepped rents. The obligations from operating leases as of December 31, 2009 do not include the obligations of T-Mobile UK, classified as held for sale at the reporting date. The operating lease expenses recognized in profit or loss amounted to EUR 2.1 billion as of the end of 2009 (2008: EUR 2.0 billion; 2007: EUR 1.8 billion). The following table provides a breakdown of future obligations arising from operating leases:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Maturity
Within 1 year	2,553	2,414
In 1 to 3 years	4,195	3,864
In 3 to 5 years	3,325	2,988
After 5 years	14,475	13,407
	24,548	22,673

Deutsche Telekom as lessor.

Finance leases.

Deutsche Telekom acts as lessor in connection with finance leases. Essentially, these relate to the leasing of routers which Deutsche Telekom provides to its customers for data and telephone network solutions. Deutsche Telekom recognizes a receivable in the amount of the net investment in the lease. The lease payments made by the lessees are split into an interest component and a principal component using the effective interest method. The lease receivable is reduced by the principal received. The interest component of the payments is recognized as finance income in the income statement. The amount of the net investment in a finance lease is determined as shown in the following table:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Minimum lease payments	307	334
Unguaranteed residual value	-	-
Gross investment	307	334
Unearned finance income	(43)	(51)
Net investment (present value of the minimum lease payments)	264	283

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The gross investment amount and the present value of payable minimum lease payments are shown in the following table:

(millions of €)	Dec. 31, 2009		Dec. 31, 2008
Maturity	Gross investment	Present value of minimum lease payments	Gross investment	Present value of minimum lease payments
Within 1 year	98	83	128	108
In 1 to 3 years	131	112	122	102
In 3 to 5 years	57	49	52	43
After 5 years	21	20	32	30
	307	264	334	283

Operating leases.

Deutsche Telekom acts as a lessor in connection with operating leases and continues to recognize the leased assets in its statement of financial position. The lease payments received are recognized in profit or loss. The leases mainly relate to the rental of building space and radio towers and have an average term of ten years. The future minimum lease payments arising from non-cancelable operating leases are shown in the following table:

(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Maturity
Within 1 year	338	330
In 1 to 3 years	406	354
In 3 to 5 years	318	281
After 5 years	624	614
	1,686	1,579

Agreements that are not leases in substance.

In 2002, T-Mobile Deutschland GmbH concluded so-called lease-in / lease-out agreements (QTE lease agreements) for substantial parts of its GSM mobile communications network (amounting to USD 0.8 billion). The contracting parties were initially four and, after the contract with one of them was terminated by mutual agreement in 2009, three U.S. trusts backed by U.S. investors. Under the terms of the principal lease agreements, T-Mobile Deutschland GmbH is obliged to grant the respective U.S. trust unhindered use of the leased objects for a period of 30 years. After expiry of the principal lease agreements, the U.S. trusts have the right to acquire the network components for a purchase price of USD 1.00 each. In return, T-Mobile Deutschland GmbH has leased the network components back for 16 years by means of sub-lease agreements. After around 13 years, T-Mobile Deutschland GmbH has the option of acquiring the rights of the respective U.S. trust arising from the principal lease agreements (call option). Upon exercise of this call option, all the rights of the U.S. trust in question to the leased objects arising are transferred to T-Mobile Deutschland GmbH. In this case, T-Mobile Deutschland GmbH would be the only party to the principal lease agreement, meaning that this agreement would be extinguished as a result of the fusion of rights and obligations under the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34 Stock-based compensation plans.

Stock option plans.

The following table provides an overview of all existing stock option plans (SOPs) of Deutsche Telekom AG, T-Online International AG (prior to merger), T-Mobile USA and the OTE group:

Entity	Plan	Year of issuance	Stock options granted (thousands)	Vesting period (years)	Contractual term (years)	Weighted exercise price	Share price at grant date (€)	Max. price for SARs (€)	Comments	Classification/accounting treatment
Deutsche Telekom AG	2001 SOP	2001	8,221	2 - 3	10	€ 30.00	19.10			Equity-settled
		2002	3,928	2 - 3	10	€ 12.36	10.30			Equity-settled
	SARs	2001	165	2 - 3	10	€ 30.00	19.10	50.00		Cash-settled
		2002	3	2 - 3	10	€ 12.36	10.30	20.60		Cash-settled
T-Online International AG	2001 SOP	2001	2,369	2 - 3	10	€ 10.35	8.28			Cash-settled
		2002	2,067	2 - 6	10	€ 10.26	8.21			Cash-settled
T-Mobile USA	Acquired SOPs	2001	24,278	up to 4	max. 10	USD 15.36				Equity-settled
		2002	5,964	up to 4	max. 10	USD 13.35				Equity-settled
		2003	1,715	up to 4	max. 10	USD 12.86				Equity-settled
	Powertel	2001	5,323	up to 4	max. 10	USD 20.04				Equity-settled
	T-Mobile USA/ Powertel	2004	230	up to 4	max. 10	USD 19.64			Plans merged	Equity-settled
OTE group	Cosmote group	2005-2007	3,440	up to 3	6	€ 14.90	15.48		Modified in 2008 and 2009	Equity-settled
	OTE (original) 2008	2008	3,142	up to 3	max. 6	€ 15.70	21.38		Modified in 2008 and 2009	Equity-settled
	OTE group 2008	2009	3,226	up to 3	max. 6	€ 16.20	10.40		Modified in 2009	Equity-settled

Supplemental information on the stock option plans.

Deutsche Telekom AG.

In May 2001, the shareholders’ meeting approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002. Furthermore, in 2001 and 2002, Deutsche Telekom also granted stock appreciation rights (SARs) to employees in countries where it was not legally possible to issue stock options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the changes in outstanding options issued by Deutsche Telekom AG:

Deutsche Telekom AG	2001 SOP		SARs
	Stock options (thousands)	Weighted average exercise price (€)	SARs (thousands)	Weighted average exercise price (€)
Stock options outstanding/exercisable at January 1, 2009	9,006	24.38	138	29.93
Granted	0	-	0	-
Exercised	0	-	0	-
Forfeited	949	26.43	4	30.00
Stock options outstanding/exercisable at December 31, 2009	8,057	24.14	134	29.93
Supplemental information for 2009
Remaining contractual life of options outstanding at end of period (years, weighted)	1.9		1.6

The characteristics of the options outstanding/exercisable as of the reporting date (December 31, 2009) are as follows:

Deutsche Telekom AG			Options outstanding/exercisable as of Dec. 31, 2009
Range of exercise prices (€)			Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
10	-	20	2,675	2.5	12.36
21	-	40	5,382	1.6	30.00
			8,057	1.9	24.14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deutsche Telekom AG (formerly T-Online International AG (prior to merger)).

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

The table below shows the changes in outstanding options issued by the former T-Online International AG:

	2001 SOP
T-Online International AG (prior to merger)	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding/exercisable at January 1, 2009	2,840	10.30
Granted	0	-
Exercised	0	-
Forfeited	494	10.31
Stock options outstanding/exercisable at December 31, 2009	2,346	10.30

The characteristics of the options outstanding/exercisable as of the reporting date are as follows:

T-Online International AG (prior to merger)			Options outstanding/exercisable as of Dec. 31, 2009
Range of exercise prices (€)			Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
10	-	20	2,346	2.1	10.30

T-Mobile USA.

Prior to the acquisition on May 31, 2001 of T-Mobile USA (formerly VoiceStream and Powertel), the companies had granted stock options to their employees under the 1999 Management Incentive Stock Option Plan (MISOP). These plans were combined as of January 1, 2004 into a single T-Mobile plan. The exchange ratio for VoiceStream shares was 3.7647 per share and for Powertel shares 2.6353 per share. The plan has now expired and no more options can be issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the changes in outstanding options issued by T-Mobile USA:

T-Mobile USA	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding/exercisable at January 1, 2009	6,060	23.00
Granted	0	-
Exercised	247	8.88
Forfeited	410	23.07
Expired	0	-
Stock options outstanding/exercisable at December 31, 2009	5,403	23.64

The characteristics of the options outstanding/exercisable as of the reporting date are as follows:

T-Mobile USA			Options outstanding/exercisable as of Dec. 31, 2009
Range of exercise prices (USD)			Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
3.81	-	15.19	1,202	2.3	13.06
15.20	-	30.39	3,617	0.8	25.87
30.40		34.19	524	0.4	31.00
34.20	-	38.00	60	0.1	37.04
			5,403	1.1	23.64

OTE group.

In July 2008, the OTE shareholders' meeting passed a resolution to introduce a modified stock option plan that united the original OTE and Cosmote stock option plans and now only grants options on OTE shares.

The table below shows the changes in outstanding options issued by OTE:

OTE group	Stock options (thousands)	Weighted average exercise price (€)
Stock options outstanding/exercisable at January 1, 2009	6,008	15.31
Granted	3,226	16.21
Exercised	0	-
Forfeited	559	16.23
Expired	0	-
Stock options outstanding at December 31, 2009	8,675	15.59
Stock options exercisable at December 31, 2009	4,485	15.05

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The characteristics of the options outstanding/exercisable as of the reporting date are as follows:

OTE group			Options outstanding as of Dec. 31, 2009
Range of exercise prices (USD)			Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
11.96	-	16.57	8,675	3.9	15.59

OTE group			Options exercisable as of Dec. 31, 2009
Range of exercise prices (USD)			Number (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (€)
11.96	-	16.57	4,485	3.9	15.05

Mid-Term Incentive Plans (MTIPs) / Phantom Share Plan.

Deutsche Telekom has introduced Mid-Term Incentive Plans (MTIPs) and a Phantom Share Plan (PSP) to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group.

Mid-Term Incentive Plans.

In the 2004 financial year, Deutsche Telekom introduced Mid-Term Incentive Plans (MTIPs) to ensure competitive total compensation for members of the Board of Management, senior executives, and other beneficiaries of the Deutsche Telekom Group. The MTIP is a global, Group-wide compensation instrument for Deutsche Telekom AG and other participating Group entities that promotes mid- and long-term value creation in the Group, and therefore aligns the interests of management and shareholders.

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

The absolute performance target is achieved if, at the end of the individual plans, Deutsche Telekom’s share price has risen by at least 30 percent compared with its share price at the beginning of the plan. The benchmark for the assessment is the non-weighted average closing price of the

T-Share in Xetra trading at the Frankfurt Stock Exchange (Deutsche Börse AG) during the last 20 trading days prior to the beginning and end of the plan.

The relative performance target is achieved if the total return of the T-Share has outperformed the Dow Jones EURO STOXX® Total Return Index on a percentage basis during the term of the individual plan. The benchmark is the non-weighted average of Deutsche Telekom shares (based on the Xetra closing prices of Deutsche Telekom shares) plus the value of dividends paid and reinvested in Deutsche Telekom shares, bonus shares etc., and the non-weighted average of the Dow Jones EURO STOXX® Total Return Index during the last 20 trading days prior to the beginning and end of the plan.

At the end of the term of the individual plans, Deutsche Telekom AG’s Supervisory Board will establish whether the absolute and relative performance targets for the Board of Management have been achieved. Based on these findings, the Board of Management will establish whether the target has been achieved for Deutsche Telekom and all participating companies as a whole and will communicate this decision. Once it has been established whether one or both targets have been achieved, the relevant amounts will be paid out to the beneficiaries.

The General Committee of the Supervisory Board determined at its meeting on February 4, 2009 that the relative plan target for the 2006 tranche of the MTIP had been achieved. Consequently, 50 percent of the award amount for the 2006 tranche was paid out in 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MTIP plan year	Maximum budget (millions of €)	Term of plan (years)	Share price at start of plan (€)	Absolute performance target (€)	Starting value of the index
2007	83	3	13.64	17.73	551.91
2008	83	3	15.11	19.64	601.59
2009	55	3	11.01	14.31	328.55

The proportionate amount to be expensed is calculated based on a Monte Carlo simulation.

The MTIP of Magyar Telekom is based on the same terms and conditions as the MTIP described above, except that the assessment benchmark is the performance of Magyar Telekom shares and the Dow Jones EURO STOXX® Total Return Index. In addition, the absolute performance target is achieved if, at the end of the individual plans, Magyar Telekom’s share price has risen by at least 35 percent compared with Magyar Telekom’s share price at the beginning of the plan.

The MTIP of HT-Hrvatske telekomunikacije is based on the same terms and conditions as the MTIP described above. The absolute performance target for the 2008 MTIP is, however, EBITDA, and the relative performance target is a combined index from a basket of telecommunications shares. The absolute performance target for the 2009 MTIP is a 30-percent increase in the HT share price; the relative performance target is the same as for the 2008 MTIP.

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

PTC has established a performance cash plan program with long-term incentive plans (LTIPs). The program provides for additional pay in the form of deferred compensation under the terms and conditions of the LTIP and is aimed at employees whose performance is of outstanding significance for the company’s shareholder value. The LTIP is generally open to high-performers at specific management levels. Participants in the plans are selected individually by the management of PTC. Each plan encompasses three consecutive cycles, each running from January 1 through December 31. Participants receive payments from the plan after three years, provided the defined EBITDA target has been achieved (EBITDA hurdle). In addition, a bonus is paid at the end of each cycle. The amount of the bonus is determined for each cycle individually and depends on the level of target achievement. The 2007 to 2009 plan is still in operation.

Phantom Share Plan (PSP).

T-Mobile USA has established a Phantom Share Plan (PSP) as Long-Term Incentive Plan (LTIP) on a revolving basis for the years 2005 through 2009, providing benefits for the top management. Under the PSP, T-Mobile USA grants performance-based cash bonus awards. These awards are earned (in full or in part) based upon the customer growth on a sliding scale from 60 to 150 percent of the original number of phantom shares granted. The value of a phantom share appreciates or depreciates from its USD 10 per share face value proportionate to the change in the appraised enterprise value of the subsidiary over the performance period. The value of an award is determined by multiplying the number of phantom share awards earned by the appraised value of one phantom share. Awards are earned and paid out ratably over a performance period of two to three years.

Impact of all share-based compensation systems.

The expense incurred for share-based compensation systems totaled EUR 31 million in the reporting year (2008: EUR 96 million; 2007: EUR 79 million). Provisions total EUR 78 million as of the reporting date (December 31, 2008: EUR 138 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35 Disclosures on financial instruments.
Carrying amounts, amounts recognized, and fair values by measurement category.
			Amounts recognized in the statement of financial position according to IAS 39
(millions of €)	Category in accordance with IAS 39	Carrying amounts Dec. 31, 2009	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss	Amounts recognized in the statement of financial position according to IAS 17	Fair value December 31, 2009
Assets
Cash and cash equivalents	LaR	5,022	5,022					5,022
Trade receivables	LaR	6,643	6,643					6,643
Other receivables	LaR/n.a.	2,003	1,739				264	2,003
Other non-derivative financial assets
– Held-to-maturity investments	HtM	80	80					80
– Available-for-sale financial assets	AfS	609		411	198			1981
Derivative financial assets
– Derivatives without a hedging relationship	FAHfT	653				653		653
– Derivatives with a hedging relationship	n.a.	395			170	225		395
Liabilities
Trade payables	FLAC	6,294	6,294					6,294
Bonds and other securitized liabilities	FLAC	38,508	38,508					41,813
Liabilities to banks	FLAC	4,718	4,718					4,864
Liabilities to non-banks from promissory notes	FLAC	1,057	1,057					1,205
Other interest-bearing liabilities	FLAC	933	933					984
Other non-interest-bearing liabilities	FLAC	3,573	3,573					3,573
Finance lease liabilities	n.a.	1,423					1,423	1,703
Derivative financial liabilities
– Derivatives without a hedging relationship (held for trading)	FLHfT	730				730		730
– Derivatives with a hedging relationship (hedge accounting)	n.a.	249			197	52		249
Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)		13,404	13,404					13,404
Held-to-maturity investments (HtM)		80	80					80
Available-for-sale financial assets (AfS)		609		411	198			198¹
Financial assets held for trading (FAHfT)		653				653		653
Financial liabilities measured at amortized cost (FLAC)		55,083	55,083					58,733
Financial liabilities held for trading (FLHfT)		730				730		730
1 For details, please refer to Note 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
			Amounts recognized in the statment of financial position according to IAS 39
(millions of €)	Category in accordance with IAS 39	Carrying amounts December 31, 2008	Amortized cost	Cost	Fair value recognized in equity	Fair value recognized in profit or loss	Amounts recognized in the statement of financial position according to IAS 17	Fair value December 31, 2008
Assets
Cash and cash equivalents	LaR	3,026	3,026					3,026
Trade receivables	LaR	7,224	7,224					7,224
Other receivables	LaR/n.a.	1,267	984				283	1,267
Other non-derivative financial assets
– Held-to-maturity investments	HtM	281	281					281
– Available-for-sale financial assets	AfS	406		288	118			1181
Derivative financial assets
– Derivatives without a hedging relationship	FAHfT	814				814		814
– Derivatives with a hedging relationship	n.a.	787			127	660		787
Liabilities
Trade payables	FLAC	7,055	7,055					7,055
Bonds and other securitized liabilities	FLAC	34,302	34,302					35,657
Liabilities to banks	FLAC	4,222	4,222					4,155
Liabilities to non-banks from promissory notes	FLAC	887	887					919
Other interest-bearing liabilities	FLAC	1,036	1,036					1,042
Other non-interest-bearing liabilities	FLAC	3,545	3,545					3,545
Finance lease liabilities	n.a.	1,514					1,514	1,616
Derivative financial liabilities
– Derivatives without a hedging relationship (held for trading)	FLHfT	974				974		974
– Derivatives with a hedging relationship (hedge accounting)	n.a.	114			114			114
Of which: aggregated by category in accordance with IAS 39
Loans and receivables (LaR)		11,234	11,234					11,234
Held-to-maturity investments (HtM)		281	281					281
Available-for-sale financial assets (AfS)		406		288	118			118¹
Financial assets held for trading (FAHfT)		814				814		814
Financial liabilities measured at amortized cost (FLAC)		51,047	51,047					52,372
Financial liabilities held for trading (FLHfT)		974				974		974
1 For details, please refer to Note 8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Classes of financial instruments according to IFRS 7.27.

	Dec. 31, 2009			Dec. 31, 2008
(millions of €)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale financial assets (AfS)		198		198		118		118
Financial assets held for trading (FAHfT)		653		653		814		814
Derivative financial assets with a hedging relationship		395		395		787		787
Liabilities
Financial liabilities held for trading (FLHfT)		730		730		974		974
Derivative financial liabilities with a hedging relationship		249		249		114		114

For further details on the classes of financial instruments, please refer to the section "Change in accounting policies" in the chapter "Summary of accounting policies."

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

Net gain/loss by measurement category.

	From interest, dividends	From subsequent measurement			From derecognition	Net gain (loss)
(millions of €)		At fair value	Currency translation	Impairment/ reversal of impairment		2009	2008
Loans and receivables (LaR)	132		(195)	(716)		(779)	(1,577)
Held-to-maturity investments (HtM)	3			2	2	7	5
Available-for-sale financial assets (AfS)	64			(8)	(11)	45	68
Financial instruments held for trading (FAHfT and FLHfT)	n.a.	(79)				(79)	383
Financial liabilities measured at amortized cost (FLAC)	(2,757)		183			(2,574)	(2,387)
	(2,558)	(79)	(12)	(722)	(9)	(3,380)	(3,508)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Interest from financial instruments is recognized in finance costs, dividends in other financial income/expense (please refer to Notes 21 and 23). Deutsche Telekom recognizes the other components of net gain/loss in other financial income/expense, except for impairments/reversal of impairments of trade receivables (please refer to Note 2) that are classified as loans and receivables which are reported under selling expenses. The net loss from the subsequent measurement for financial instruments held for trading (EUR 79 million) also includes interest and currency translation effects. The net currency translation losses on financial assets classified as loans and receivables (EUR 195 million) are primarily attributable to the Group-internal transfer of foreign-currency loans taken out by Deutsche Telekom’s financing company, Deutsche Telekom International Finance B.V., on the capital market. These were offset by corresponding currency translation gains on capital market liabilities of EUR 183 million. Finance costs from financial liabilities measured at amortized cost (EUR 2,757 million) primarily consist of interest expense on bonds and other (securitized) financial liabilities. The item also includes interest expenses from interest added back and interest income from interest discounted from trade payables. However, it does not include the interest expense and interest income from interest rate derivatives Deutsche Telekom used in the reporting period to hedge the fair value risk of financial liabilities (please refer to Note 21).

36 Risk management, financial derivatives, and other disclosures on capital management.

Principles of risk management.

Deutsche Telekom is exposed in particular to risks from movements in exchange rates, interest rates, and market prices that affect its assets, liabilities, and forecast transactions. Financial risk management aims to limit these market risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. However, Deutsche Telekom only hedges the risks that affect the Group’s cash flow. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the credit risk, hedging transactions are generally only concluded with leading financial institutions whose credit rating is at least BBB+/Baa1. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individualized relative and absolute figures for risk exposure depending on the counterparty's rating, share price development and credit default swap level.

The fundamentals of Deutsche Telekom’s financial policy are established each year by the Board of Management and overseen by the Supervisory Board. Group Treasury is responsible for implementing the financial policy and for ongoing risk management. Certain transactions require the prior approval of the Board of Management, which is also regularly briefed on the severity and amount of the current risk exposure.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At the reporting date, the foreign-currency liabilities for which currency risks were hedged mainly consisted of bonds and medium-term notes in Swiss francs, Czech koruna, Japanese yen, pound sterling, and U.S. dollars. On account of these hedging activities, Deutsche Telekom was not exposed to any significant currency risks in the area of financing at the reporting date.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. Some Group entities, however, are exposed to foreign-currency risks in connection with scheduled payments in currencies that are not their functional currency. These are mainly payments to international carriers for the processing of international calls placed by Deutsche Telekom’s customers in Germany, plus payments for the procurement of handsets and network systems, as well as for international roaming. Deutsche Telekom uses currency derivatives or, in some cases, currency options to hedge these payments up to a maximum of one year in advance. On account of these hedging activities, Deutsche Telekom was not exposed to any significant exchange rate risks from its operating activities at the reporting date.

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

Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Deutsche Telekom has contracted financial instruments.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

If the euro had gained (lost) 10 percent against the U.S. dollar and the pound sterling at December 31, 2009, the hedging reserve in shareholders' equity and the fair values of the hedging transactions before taxes would have been EUR 70 million lower (higher) (December 31, 2008: EUR 45 million lower (higher)). The hypothetical effect of EUR -70 million on profit or loss results from the currency sensitivities EUR/USD: EUR -55 million; EUR/GBP: EUR -15 million.

If the euro had gained (lost) 10 percent against all currencies at December 31, 2009, other financial income and the fair value of the hedging transactions before taxes would have been EUR 11 million lower (higher) (December 31, 2008: EUR 5 million lower (higher)). The hypothetical effect on profit or loss of EUR -11 million results from the currency sensitivities EUR/USD: EUR -36 million; EUR/INR: EUR -4 million; EUR/HUF: EUR -4 million; EUR/CHF: EUR -1 million; EUR/PLN: EUR +15 million; EUR/GBP: EUR +12 million; EUR/CZK: EUR +7 million.

Interest rate risks.

Deutsche Telekom is exposed to interest rate risks, mainly in the euro zone and in the United States of America. To minimize the effects of interest rate fluctuations in these regions, Deutsche Telekom manages the interest rate risk for net financial liabilities denominated in euros and U.S. dollars separately. Once a year, the Board of Management stipulates the desired mix of fixed and variable-interest net financial liabilities for a period of three years. Taking account of the Group’s existing and planned debt structure, Treasury uses interest rate derivatives to adjust the interest structure for the net financial liabilities of the composition specified by the Board of Management.

Due to the derivative hedges, an average of 72 percent (2008: 64 percent) of the net financial liabilities in 2009 denominated in euros and 73 percent (2008: 58 percent) of those denominated in U.S. dollars had a fixed rate of interest. The average value is representative for the year as a whole.

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

In the case of fair value hedges designed for hedging interest rate risks, the changes in the fair values of the hedged item and the hedging instrument attributable to interest rate movements balance out almost completely in the income statement in the same period. This means that interest-rate-based changes in the measurement of the hedged item and the hedging instrument do not affect income and are therefore not subject to interest rate risk.

In the case of interest rate derivatives in fair value hedges, however, changes in market interest rates affect the amount of interest payments. As a consequence, they have an effect on interest income and are therefore included in the calculation of income-related sensitivities.

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

If the market interest rates had been 100 basis points higher (lower) at December 31, 2009, profit or loss before taxes would have been EUR 194 million (2008: EUR 173 million) lower (higher). The hypothetical effect of EUR -194 million on income results from the potential effects of EUR -169 million from interest rate derivatives and EUR -25 million from non-derivative variable-interest financial liabilities. If the market interest rates had been 100 basis points higher (lower) at December 31, 2009, total comprehensive income before taxes would have been EUR 104 million (December 31, 2008: EUR 57 million) higher (lower).

Other price risks.

As part of the presentation of market risks, IFRS 7 also requires disclosures on how hypothetical changes in risk variables affect the price of financial instruments. Important risk variables are stock exchange prices or indexes.

As of December 31, 2009, Deutsche Telekom did not hold any material investments to be classified as available for sale.

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

The maximum exposure to credit risk is partly represented by the carrying amounts of the financial assets that are carried in the statement of financial position, including derivatives with positive market values. Except for the collateral agreements mentioned in Notes 1 and 8, no significant agreements reducing the maximum exposure to credit risk (such as contractual netting) had been concluded as of the reporting date. In addition, Deutsche Telekom is exposed to a credit risk through the granting of financial guarantees. Guarantees amounting to a nominal total of EUR 41 million had been pledged as of the reporting date (December 31, 2008: EUR 181 million).

Liquidity risks.

Please refer to Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Hedge accounting.

Fair value hedges.

To hedge the fair value risk of fixed-interest liabilities, Deutsche Telekom used interest rate swaps and forward interest rate swaps (receive fixed, pay variable) denominated in CHF, EUR, GBP, and USD in the 2009 and 2008 financial years. Fixed-income bonds/MTNs denominated in CHF, EUR, GBP, and USD were designated as hedged items. The changes in the fair values of the hedged items resulting from changes in the CHF Libor, Euribor, GBP Libor, or USD Libor swap rate are offset against the changes in the value of the interest rate swaps. The aim of this hedging is to transform the fixed-income bonds into variable-interest debt, thus hedging the fair value of the financial liabilities. Credit risks are not part of the hedging.

The effectiveness of the hedging relationship is tested prospectively and retrospectively at each reporting date using statistical methods in the form of a regression analysis. All hedging relationships, with their effectiveness having been tested using statistical methods, were effective at the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives in a net amount of EUR +173 million (2008: EUR +660 million) designated as fair value hedges at December 31, 2009. The remeasurement of the hedged items results in gains of EUR 293 million being recorded in other financial income/expense in the 2009 financial year (2008: losses of EUR 695 million); the changes in the fair values of the hedging transactions result in losses of EUR 291 million (2008: gains of EUR 684 million) being recorded in other financial income/expense.

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

In 2009, Deutsche Telekom entered into forward payer interest rate swaps totaling EUR 2.1 billion for loans scheduled to be taken out in 2011. The following table shows the contractual maturities newly incorporated into a hedging relationship in 2009 relating to the payments for the aforementioned forward payer interest rate swaps:

Start	End	Nominal volume (millions of €)	Reference rate
January 24, 2011	January 24, 2014	500	3-month Euribor
January 24, 2011	January 24, 2014	500	3-month Euribor
January 24, 2011	January 24, 2014	600	3-month Euribor
January 24, 2011	January 24, 2014	500	3-month Euribor

The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. All hedging relationships of this nature were effective as of the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had interest rate derivatives with a fair value of EUR –142 million (2008: EUR -67 million) amounting to a nominal total of EUR 3.7 billion (2008: EUR 2.7 billion) designated as hedging instruments for cash flow hedges at December 31, 2009. The terms of the hedging relationships will end in the years 2012 through 2014. The recognition directly in equity of the change in the fair value of the hedging transactions resulted in losses of EUR 83 million being recorded in the revaluation surplus in the 2009 financial year (2008: losses of EUR 86 million). Losses amounting to EUR 41 million recognized in shareholders' equity were transferred to other financial income/expense in the 2009 financial year (2008: gains of EUR 7 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Cash flow hedges – currency risks.

Deutsche Telekom entered into GBP/EUR foreign currency derivatives with terms until 2022 to hedge the EUR equivalent of nominal receivables from a GBP-denominated MTN issued by Deutsche Telekom International Finance. GBP 0.7 billion are swapped against EUR 0.77 billion as nominal values. The effectiveness of the hedging relationship is tested prospectively and retrospectively using statistical methods in the form of a regression analysis. The hedging relationship was effective as of the reporting date.

In the 2009 financial year, gains totaling EUR 26 million (2008: gains of EUR 146 million) resulting from the change in the fair values of currency derivatives were taken directly to equity (hedging reserve). These changes constitute the effective portion of the hedging relationship. Gains amounting to EUR 32 million recognized in shareholders' equity were transferred to other financial income/expense in the 2009 financial year (2008: gains of EUR 89 million). There was no material ineffectiveness of these hedges recorded as of the reporting date.

As the list of the fair values of derivatives shows (please refer to table under Derivatives), Deutsche Telekom had currency forwards of a net fair value of EUR -2 million (2008: EUR -13 million) and a total volume of EUR 692 million (2008: EUR 477 million), as well as cross-currency swaps of a net fair value of EUR +123 million (2008: EUR +90 million) and a total volume of EUR 1,890 million (2008: EUR 1,156 million) designated as hedging instruments for cash flow hedges as of December 31, 2009. The terms of the hedging relationships will end in the years 2010 through 2022.

Derivatives.

The following table shows the fair values of the various derivatives carried. A distinction is made depending on whether these are part of an effective hedging relationship as set out in IAS 39 (fair value hedge, cash flow hedge) or not. Other derivatives can also be embedded (i.e., a component of a composite instrument that contains a non-derivative host contract).
	Net carrying amounts	Net carrying amounts
(millions of €)	Dec. 31, 2009	Dec. 31, 2008
Assets
Interest rate swaps
Held for trading	94	99
In connection with fair value hedges	225	660
In connection with cash flow hedges	0	0
Currency forwards/currency swaps
Held for trading	91	261
In connection with cash flow hedges	15	34
Cross-currency swaps
Held for trading	468	454
In connection with cash flow hedges	155	90
Other derivatives in connection with cash flow hedges	0	3

Liabilities
Interest rate swaps
Held for trading	80	108
In connection with fair value hedges	52	0
In connection with cash flow hedges	142	67
Currency forwards/currency swaps
Held for trading	46	277
In connection with cash flow hedges	17	47
Cross-currency swaps
Held for trading	555	554
In connection with cash flow hedges	32	0
Other derivatives in connection with cash flow hedges	6	0
Embedded derivatives	49	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Disclosures on capital management.

The overriding aim of the Group’s capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the gearing ratio of net debt to shareholders' equity as shown in the consolidated statement of financial position. Deutsche Telekom considers net debt to be an important measure for investors, analysts, and rating agencies. It is a non-GAAP figure not governed by International Financial Reporting Standards and its definition and calculation may vary from one company to another. The gearing increased to 1.0 as of December 31, 2009 compared with 0.9 in the prior year. The target corridor for this indicator is between 0.8 and 1.2.

Calculation of net debt; shareholders' equity.

(millions of €), as of Dec. 31 of each year	2009	2008
Bonds	38,508	34,302
Liabilities to banks	4,718	4,222
Liabilities to non-banks from promissory notes	1,057	887
Derivative financial liabilities	924	1,053
Lease liabilities	1,909	2,009
Other financial liabilities	1,001	974
Gross debt	48,117	43,447

Cash and cash equivalents	5,022	3,026
Available-for-sale/held-for-trading financial assets	162	101
Derivative financial assets	1,048	1,598
Other financial assets	974	564
Net debt	40,911	38,158

Shareholders’ equity in accordance with the consolidated statement of financial position	41,937	43,112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37 Related party disclosures.

The Federal Republic of Germany is both a direct and an indirect shareholder (via KfW Bankengruppe ) and holds 31.70 percent (December 31, 2008: 31.70 percent) of the share capital of Deutsche Telekom AG. Due to the average attendance of the shareholders' meeting, the Federal Republic represents a solid majority at the shareholders' meeting, although it only has a minority shareholding, making Deutsche Telekom a dependent company of the Federal Republic. Therefore, the Federal Republic and the companies controlled by the Federal Republic are classified as related parties of Deutsche Telekom.

Federal Republic of Germany.

The Federal Posts and Telecommunications Agency (Federal Agency) has been assigned certain tasks by law that affect cross-company issues at Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The Federal Agency’s responsibilities include the continuation of the Civil Service Health Insurance Fund (Postbeamtenkrankenkasse), the recreation service (Erholungswerk), the supplementary retirement pensions institution (Versorgungsanstalt der Deutschen Bundespost - VAP), and the welfare service (Betreuungswerk) for Deutsche Telekom AG, Deutsche Post AG, and Deutsche Postbank AG. The coordination and administrative tasks are performed on the basis of agency agreements. For the 2009 financial year, Deutsche Telekom made payments in the amount of EUR 56 million (2008: EUR 55 million; 2007: EUR 52 million). Payments are made according to the provisions of the Posts and Telecommunications Reorganization Act.

The Federal Republic of Germany is a customer of Deutsche Telekom who sources services from the Company. Charges for services provided to the Federal Republic and its departments and agencies are based on Deutsche Telekom’s commercial pricing policies. Services provided to any one department or agency do not represent a significant component of Deutsche Telekom’s net revenue.

The Company’s Dutch financing subsidiary, Deutsche Telekom International Finance, has taken out a loan of GBP 150 million with KfW Bankengruppe. The interest rate on the loan reflects market conditions and is based on Deutsche Telekom AG's current rating. The loan has a remaining life of under one year.

Joint ventures and associates.

Deutsche Telekom has business relationships with numerous associates and joint ventures.

In 2009, Deutsche Telekom generated revenues from its joint venture Toll Collect amounting to EUR 0.1 billion (2008: EUR 0.1 billion; 2007: EUR 0.1 billion).

At December 31, 2009, the total amount of trade receivables from related companies was EUR 0.1 billion (December 31, 2008: EUR 0.1 billion). At the same date, the total amount of trade payables due to related companies was EUR 0.1 billion (December 31, 2008: EUR 0.0 billion).

Related individuals.

No major transaction took place.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

38 Events after the reporting period.

Changes in the composition of the Board of Management.

On January 29, 2010, the Supervisory Board of Deutsche Telekom approved the proposal by the Board of Management to reassign Hamid Akhavan's responsibilities on a temporary basis. Board of Management members Guido Kerkhoff and Reinhard Clemens will assume Hamid Akhavan’s responsibilities in an acting capacity. Effective February 15, 2010, Guido Kerkhoff will assume temporary responsibility for the Europe region (United Kingdom, Netherlands, Austria, Poland and Czech Republic) and International Sales and Service. Reinhard Clemens will, also in an acting capacity, assume Group-wide responsibility for the remaining COO units, such as Products & Innovation, Technology, IT and Procurement effective the same date.

On February 24, 2010 the Supervisory Board of Deutsche Telekom approved the proposal by the Board of Management to extend Board Member Guido Kerkhoff’s area of responsibility on a permanent basis. As of April 1, 2010, he will assume additional responsibility for the mobile-centric companies in Austria, the Czech Republic, the Netherlands, Poland and the United Kingdom, as well as for International Sales and Service.

Regulation of ULL, access to cable ducts, dark fiber.

The Federal Administrative Court granted the appeal in part with its ruling dated January 27, 2010 and lifted the regulatory order with legally binding effect insofar as it concerned access to dark fiber. The reason for the ruling was that Deutsche Telekom's initial investment in the roll-out of optical fiber had not sufficiently been taken into account.